Form 20-F
period 2002-12-31
NATIONAL BANK OF GREECE SA
filed 2003-06-27
CIK 1096061

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Commission file number:

EQNIKHTRAPEZATHSELLADOSA.E.

(Exact name of Registrant as specified in its charter)
NATIONAL BANK OF GREECE S.A.
(Translation of Registrant’s Name into English)

THE HELLENIC REPUBLIC

(Jurisdiction of incorporation or organization)

86 Eolou Street

10232 Athens, Greece
(Address of principal executive offices)

          Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

None

     Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934:

None

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Securities Exchange Act of 1934:

None

     Number of outstanding shares of each of the Registrant’s classes of capital or common stock as at December 31, 2002, the close of the period covered by the annual report:

231,870,986 Ordinary shares of nominal value €4.50 per share

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

          Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

INTRODUCTION

Information Regarding National Bank of Greece S.A. and the National Bank of Greece Group

      Historically, Greek law prohibited banks from engaging directly in financial service activities outside their traditional deposit and loan functions. Therefore, specialized financial institutions were established in Greece, each for the provision of a particular type of financial service. A Greek bank that sought to provide multiple financial services to its customers would create several subsidiaries, each a specialized institution within the bank’s integrated group of diverse financial services companies. As a consequence of this historical practice, the Greek financial services sector today is characterized by a group of specialized companies established around a principal bank. National Bank of Greece S.A. is such a principal bank, around which its consolidated subsidiaries are organized.

      All references in this annual report on Form 20-F (the “Annual Report”) to the “Bank” or “NBG” are to National Bank of Greece S.A. on a stand-alone basis and do not include the Bank’s consolidated subsidiaries. The Bank and its consolidated subsidiaries, collectively, are referred to in this Annual Report as the “NBG Group” or the “Group.” References to “NMB” are to National Mortgage Bank S.A., a domestic mortgage bank which was legally merged into the Bank on October 2, 1998. Also, references to “ETEBA” are to National Bank for Investment and Industrial Development, a domestic investment bank which was a majority-owned subsidiary of the Bank until December 2002, when it was legally merged into the Bank. All references in this Annual Report to “we,” “us” or “our” are to the NBG Group as a whole.

      References to “DEKA” are to the Public Company for Transferable Securities S.A., a company organized under the laws of the Hellenic Republic, which is wholly owned by the Hellenic Republic and which acts as a holding company for the Hellenic Republic’s equity investments in various Greek companies, including NBG.

Currency and Financial Statement Presentation

      The NBG Group operates in many countries and earns money and makes payments in many different currencies. All references to “Greek drachmas,” “drachmas,” “Drs.” or “GRD” are to Greek drachmas, all references to “$,” “U.S. dollars,” “USD” or “U.S.$” are to United States dollars, all references to “ECU” are to the European Currency Unit of the European Union (“EU”) basket of currencies prior to its replacement by the euro, and all references to “€”, “EUR” or to “euro” are to the lawful currency of the member states of the European Union that have adopted the single currency in accordance with the Treaty Establishing the European Community, as amended by the Treaty on European Union and the Treaty of Amsterdam. References to “EMU” are to the European Economic and Monetary Union. All references to “CDN$” are to Canadian dollars, all references to “R” are to South African rand, all references to “CYP” are to Cyprus pounds and all references to “BGN” are to Bulgarian leva.

      Greece adopted the euro as its national currency on January 1, 2001, at which time the drachma ceased to exist as a separate legal currency. From January 1, 2001, the Greek drachma became the national denomination of the euro in Greece and was fixed against the euro at a rate of €1.00 = GRD 340.750. On January 1, 2002, euro bank notes and coins were introduced in the EMU countries and on March 1, 2002, drachmas (and all other national denominations of the euro) ceased to be legal tender and were replaced entirely by euro notes and coins. Financial statements for the NBG Group are therefore expressed in euro in this Annual Report. Financial statements and information for the years ended December 31, 1998, 1999, 2000 and 2001 were recorded in Greek drachmas and have been re-expressed in euro, based on the fixed rate of €1.00 = GRD 340.750, to conform to the current presentation.

      Solely for convenience, this Annual Report contains translations of certain euro amounts into U.S. dollars at specified rates. These are simply convenience translations and you should not expect that a euro amount actually represents a stated U.S. dollar amount or that it could be converted into U.S. dollars at the rate suggested, or any other rate. In this Annual Report, the translations of euro amounts into U.S. dollars, where indicated, have been made at the noon buying rate for cable transfers of euro into U.S. dollars of U.S.$1.00 = €0.8499, as reported by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on May 30, 2003. Similar convenience translations, such as translations of Canadian dollars into U.S. dollars, South African rand into U.S. dollars, Cyprus pounds into U.S. dollars, Macedonian denars into U.S. dollars and Bulgarian leva into U.S. dollars, where indicated, have been made at the respective rates of Canadian dollars 1.3712 per U.S.$1.00, South African rand 8.0350 per U.S.$1.00, Cyprus pounds 0.4961 per U.S.$1.00, Macedonian denars 52.1954 per U.S.$1.00, and

Bulgarian leva 1.6544 per U.S.$1.00. These are the respective Noon Buying Rates, with the exception of the rates for Cyprus pounds, Macedonian denars and Bulgarian leva, which are the fixing rates, for such non-U.S. currencies on May 30, 2003 as announced by their respective central banks.

      The table below sets out the highest and lowest exchange rate between the euro (which replaced the drachma as the currency of Greece on January 1, 2001) and the U.S. dollar, for each of the completed five months preceding the filing of this Annual Report and for the current month, to June 12, 2003:

		Euro

Month	U.S.$1.00 =	High	Low

January, 2003		0.9652	0.9207
February, 2003		0.9339	0.9195
March, 2003		0.9483	0.9040
April, 2003		0.9415	0.8945
May, 2003		0.8929	0.8437
June, 2003 (through June 12, 2003)		0.8557	0.8425

      The table below sets out the average exchange rates between the drachma and the U.S. dollar for each of the three years ended December 31, 1998, 1999 and 2000, the period preceding the adoption of the euro as a legal currency. The table also sets forth, the average exchange rates between the euro and the U.S. dollar for each of the two years ended December 31, 2001 and 2002 and for the current annual period through June 12, 2003, as well as the average exchange rates between the ECU and the U.S. dollar for the previous two years. The following exchange rates have been calculated using the average of the Noon Buying Rates for drachmas and euro (or ECUs, as applicable), respectively, during each of the past five annual periods, and for the current period through June 12, 2003.

Annual Period	U.S.$1.00 =	GRD	Euro/ECU

1998		295.7	0.8910
1999		306.2	0.9387
2000		365.9	1.0832
2001		n/a	1.1218
2002		n/a	1.0578
2003 (through June 12, 2003)		n/a	0.8950

Forward Looking Statements

      This Annual Report includes forward-looking statements. Such items in this Annual Report include, but are not limited to, statements under Item 4.B, “Business Overview.” Such statements can be generally identified by the use of terms such as “believes,” “expects,” “may,” “will,” “should,” “would,” “could,” “plans,” “anticipates” and comparable terms and the negatives of such terms. By their nature, forward-looking statements involve risk and uncertainty, and the factors described in the context of such forward-looking statements in this Annual Report could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about the Group, including, among other things:

•   our ability to develop and expand our business;

•   our ability to expand into new markets;

•   our ability to reduce costs, including staff costs;

•   our ability to integrate new computer systems into our operations and to use these new systems to enhance productivity;

•   our ability to make adequate provisions against problem loans in the future;

•   our ability to take advantage of new technologies;

• changes in overall economic conditions in the Hellenic Republic;
•   political and economic conditions in the countries outside the Hellenic Republic in which we operate, particularly in the Balkans;

•   volatility in the world’s securities markets;

•   the effects of regulation (including tax regulations and capital adequacy requirements);

•   the effects of European Economic and Monetary Union;

•   the effects of litigation;

•   capital spending and financial resources; and

• our anticipated future revenues.

      We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this Annual Report might not occur. Any statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future.

      Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this Annual Report.

PART I

ITEM 1     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable.

ITEM 2     OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3     KEY INFORMATION

A.  Selected Financial Data

      The following information as at, and for the years ended, December 31, 1998, 1999, 2000, 2001 and 2002 has been derived from the consolidated financial statements of the Group. These financial statements have been prepared in accordance with U.S. GAAP and have been audited by Deloitte & Touche Hadjipavlou Sofianos & Cambanis S.A. The selected financial and operating data should be read in conjunction with Item 5 in this Annual Report and with the Group’s audited U.S. GAAP financial statements and the notes thereto as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 (the “U.S. GAAP Financial Statements”) included elsewhere in this Annual Report.

      The following tables set forth selected financial information for the Group for the years ended December 31, 1998, 1999, 2000, 2001 and 2002.

	Year ended December 31,

	1998(1)	1999(1)	2000(1)	2001(1)	2002	2002(2)

	EUR	EUR	EUR	EUR	EUR	U.S.$

	(in thousands, except per share data)
CONSOLIDATED STATEMENT OF INCOME DATA
Total Interest Income	3,671,099	3,450,242	3,371,888	2,621,310	2,416,698	2,843,487
Total Interest Expense	2,857,796	2,598,776	2,442,589	1,393,113	1,175,023	1,382,532

Net Interest Income	813,303	851,466	929,299	1,228,197	1,241,675	1,460,955
Allowance for loan losses	(129,024)	(64,881)	(107,348)	(170,786)	(143,391)	(168,714)
Non-interest Income
Profit on disposal and partial disposal of subsidiary undertakings	—	88,226	87,799	5,313	—	—
Profit on disposal of equity investments	14,897	202,533	—	—	2,280	2,682
Credit card fees	27,836	36,963	37,407	46,756	57,400	67,537
Service charges on deposit accounts	12,170	11,915	16,328	24,423	36,198	42,591
Other fees and commissions	367,211	441,027	345,318	305,884	286,627	337,245
Net trading profit/(loss)	458,861	529,250	255,288	(138,348)	(227,443)	(267,609)
Net realized gains on sales of available-for-sale securities	82,204	47,753	41,709	12,353	7,085	8,336
Equity in earnings or (losses) of investees	5,969	(7,548)	599	(1,086)	5,787	6,809
Other income	685,235	642,465	711,592	801,679	797,338	938,148

Total non-interest income	1,654,383	1,992,584	1,496,040	1,056,974	965,272	1,135,739
Non-interest Expense
Salaries and employee benefits	724,722	731,187	754,654	820,914	887,714	1,044,484
Depreciation of premises and equipment	39,079	53,910	60,215	67,897	80,261	94,435
Amortization of intangible assets	15,577	22,242	62,462	62,580	42,017	49,437
Loss on permanent diminution in the value of available-for-sale securities	—	—	—	—	35,537	41,813
Summary other(5)	844,640	754,733	864,766	951,240	1,036,653	1,219,726

Total non-interest expense	1,624,018	1,562,072	1,742,097	1,902,631	2,082,182	2,449,895
Income before income tax expense, minority interests, extraordinary item and effect of accounting change	714,644	1,217,097	575,894	211,754	(18,626)	(21,915)
Extraordinary item(6)	—	—	—	—	96,105	113,077
Net effect of change in accounting Principle(7)	—	—	—	29,047	—	—
Net income	384,892	643,359	372,791	204,974	126,873	149,279
Net income per share (after extraordinary item and the effect of accounting change)
Basic(3)	1.79	2.75	1.57	0.87	0.53	0.62
Diluted(3)	1.67	2.57	1.57	0.87	0.53	0.62
Net income per share (before extraordinary item and the effect of accounting change)
Basic(3)	1.79	2.75	1.57	0.74	0.13	0.15
Diluted(3)	1.67	2.57	1.57	0.74	0.13	0.15
Cash dividends declared per share(4)	3.23	0.95	1.17	1.09	1.10	1.29

(1)	Certain amounts in prior periods have been reclassified to conform to the current presentation. See Note 41 to the U.S. GAAP Financial Statements included in this Annual Report. Also, certain amounts in prior periods have been re-expressed in euro.

(2)	Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of U.S.$1.00 = €0.8499 on May 30, 2003. For information regarding the historical rates of exchange between the drachma and the U.S. dollar, refer to “Introduction — Currency and Financial Statement Presentation” in this Annual Report.

(3)	The weighted average number of common shares has given effect to the merger of the Bank with National Mortgage Bank in 1998, which contained bonus elements, the stock split in January 1999, the rights issue in May 1999, the capitalization of additional paid in capital in April 2000, the merger of the Bank with ETEBA, our investment banking subsidiary, in December 2002 and the capitalization of reserves in May 2003.

(4)	The cash dividends declared per share information reflects dividends declared and paid in the year indicated, in respect of net profits of the previous completed financial year, in accordance with the Bank’s dividend policy. See, below in this Item 3.A, “— Dividends.” This information does not reflect the four-for-one stock split in January 1999, nor does it give effect to the rights issue in May 1999, the capitalization of additional paid in capital in April 2000 or the merger of the Bank with ETEBA in December 2002.

(5)	“Summary other” comprises (i) occupancy expenses, (ii) equipment expenses, (iii) deposit insurance premiums and (iv) other non interest expenses.

(6)	The Group reclassified certain employee benefit plans from defined benefit plans to defined contribution plans. See Note 38 to the U.S. GAAP financial statements included in this Annual Report.

(7)	Effective January 1, 2001, the Group changed its method of accounting for derivative instruments and hedging activities to conform to Statement of Financial Accounting Standards No. 133. See Notes 3 and 11 to the U.S. GAAP Financial Statements included in this Annual Report.

	Year ended December 31,

	1998(1)	1999(1)	2000(1)	2001(1)	2002	2002(2)

	EUR	EUR	EUR	EUR	EUR	U.S.$

	(in thousands)
CONSOLIDATED BALANCE SHEET DATA
ASSETS
Cash and due from banks	502,621	1,770,715	1,241,236	1,296,306	764,512	899,525
Obligatory deposits with central bank	5,918,838	5,586,515	4,436,100	851,819	203,036	238,892
Federal funds sold and securities purchased under agreements to resell	21,781	145,969	1,774,536	2,121,388	4,744,943	5,582,900
Interest bearing deposits with banks	5,811,117	3,409,294	5,546,362	7,550,807	5,486,932	6,455,924
Money market investments	148,496	155,237	130,031	179,984	125,448	147,602
Trading Assets	7,061,993	10,226,497	13,632,153	15,372,091	15,278,098	17,976,210
Securities:
Available-for-sale, at fair value	2,991,933	2,837,406	2,864,276	3,494,516	3,843,962	4,522,806
Held-to-maturity, at amortized cost	5,269,015	5,360,276	—	—	—	—
Loans	11,787,216	14,407,560	17,518,373	20,346,565	20,631,325	24,274,817
Less: Allowance for loan losses	(829,884)	(798,008)	(973,211)	(1,014,927)	(1,011,145)	(1,189,713)

Net loans	10,957,332	13,609,552	16,545,162	19,331,638	19,620,180	23,085,104
Summary other assets(3)	3,117,957	3,497,483	3,646,355	4,742,116	5,179,106	6,093,736

Total Assets	41,801,083	46,598,944	49,816,211	54,940,665	55,246,217	65,002,699

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total deposits	33,810,116	37,866,445	38,739,624	41,318,265	40,288,833	47,403,841
Central bank borrowings	1,930,474	280,710	80,018	70,526	6,804	8,006
Federal funds purchased and securities sold under agreements to repurchase	816,933	2,209,385	4,826,371	6,387,482	8,278,892	9,740,944
Long-term debt	212,076	252,954	261,975	265,327	813,947	957,690
Mandatorily convertible bond issue	179,912	119,941	—	—	—	—
Summary other Liabilities(4)	4,274,900	4,157,712	4,540,834	5,541,234	4,620,578	5,436,572

Total Liabilities	41,224,411	44,887,147	48,448,822	53,582,834	54,009,054	63,547,053

SHAREHOLDERS’ EQUITY
Common stock	602,583	693,250	998,048	1,026,362	1,043,419	1,227,687
Additional paid-in capital	292,293	956,023	609,341	368,555	408,058	480,121
Accumulated other comprehensive income/(loss)	75,495	58,726	(41,620)	(31,851)	(89,408)	(105,197)
Treasury stock, at cost	(173,470)	(301,115)	(692,428)	(425,379)	(421,035)	(495,390)
Accumulated (deficit)/surplus	(220,229)	304,913	494,048	420,144	296,129	348,425

Total Shareholders’
Equity	576,672	1,711,797	1,367,389	1,357,831	1,237,163	1,455,646

Total Liabilities and Shareholders’ Equity	41,801,083	46,598,944	49,816,211	54,940,665	55,246,217	65,002,699

(1)	Certain amounts in prior periods have been reclassified to conform to the current presentation. See Note 41 to the U.S. GAAP Financial Statements included in this Annual Report. Also, certain amounts in prior periods have been re-expressed in euro.

(2)	Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of U.S.$1.00 = €0.8499 on May 30, 2003. For information regarding the historical rates of exchange between the drachma and the U.S. dollar, refer to “Introduction — Currency and Financial Statement Presentation” in this Annual Report.

(3)	“Summary other assets” comprises (i) equity method investments, (ii) Goodwill, (iii) software and other intangibles, net, (iv) premises and equipment, net, (v) customers’ liability on acceptances, (vi) accrued interest receivable, (vii) derivative assets, and (viii) other assets.

(4)	“Summary other liabilities” comprises (i) other borrowed funds, (ii) acceptances outstanding, (iii) accounts payable, accrued expenses and other liabilities, (iv) insurance reserves, (v) derivative liabilities and (vi) minority interests.

	Year ended December 31,

	1998	1999	2000	2001	2002

	(%)
SELECTED FINANCIAL RATIOS
Return on assets(1)	0.86	1.38	0.79	0.41	0.23
Return on equity(2)	100.54	56.23	24.21	15.04	9.78
Average equity to average assets(3)	0.85	2.43	3.25	2.70	2.40

(1)	Calculated by dividing net income by average total assets as shown in Item 4.E under the subsection “Average Balances and Interest Rates.”

(2)	Calculated by dividing net income by average total equity. Average total equity is equal to the arithmetical average of total equity at the beginning and at the end of the period, these being the only dates for which the Group has calculated net equity according to U.S. GAAP.

(3)	Calculated by dividing average total equity by average total assets as shown in Item 4.E under the subsection “Average Balances and Interest Rates.”

     Recent financial information regarding the Group is presented under U.S. GAAP in Item 18 of this Annual Report.

Dividends

      The Bank pays dividends out of:

•	net profits for the year; and

•	retained earnings, special reserves or ordinary reserves to the extent they exceed the amount required to be maintained by law.

      Before paying dividends, the Bank must allocate between 5% and 20% of its net profits to an ordinary reserve until this reserve equals at least one-half of the Bank’s share capital. According to the Bank’s Articles of Association and Greek corporate law, and subject to the limitations described below, each year the Bank is required to pay a minimum dividend out of the net profits for the year, if any, equal to the greater of:

•	6% of the Bank’s share capital; or

•	35% of the net profits for the year (after the deduction of statutory reserves and any profits resulting from the sale of equity participations that represent at least 20% of the paid-up share capital of a subsidiary company in which the Bank has held an equity participation for at least ten years).

      Calculation of all such amounts is based on the financial statements of the Bank prepared in accordance with Greek GAAP.

      Any distribution of the remainder of the net profits must be approved by a “General Meeting of the Shareholders” (the Bank’s annual general meeting, which is referred to in this Annual Report as the “General Meeting”), with ordinary quorum and majority voting requirements, following a proposal of the Bank’s board of directors (which we refer to in this Annual Report as the “Board of Directors” or the “Board”). No distribution whatsoever can be effected if, on the closing date of the last financial year, the total shareholders’ equity is, or will become after that distribution, lower than the sum amount of the share capital and the reserves, the distribution of which is prohibited by Greek law or the Bank’s Articles of Association. In any event, dividends may not exceed net profits of the last financial year, as increased by distributable reserves, the distribution of which is permitted as resolved at the General Meeting and profits carried forward from previous years, and as decreased by any loss in the previous financial year and any compulsory reserves required by law or the Bank’s Articles of Association.

      In the event that the obligatory dividend payments equal 35% of the net profits for the year (after the deduction of statutory reserves and any profits resulting from the sale of equity participations that represent at least 20% of the paid-up share capital of a subsidiary company in which the Bank has held an equity participation for at least ten years), the Bank’s shareholders have two options. According to Greek Emergency Law 148/1967, as amended by Greek Law 2753/1999, a majority representing at least 65% of the paid-up share capital may vote to waive this dividend payment at a General Meeting. Undistributed dividends must then be transferred under a special reserve and must be capitalized within four years following the General Meeting. Furthermore, a majority of 70% of the Bank’s paid-up capital may vote to distribute the lower amount, i.e., 6%, of the Bank’s share capital.

      Once approved, dividends must be paid to shareholders within two months of the date on which the Bank’s annual financial statements are approved. Normally, dividends are declared and paid in the year subsequent to the reporting period. Dividends are forfeited to the Hellenic Republic if they are not claimed by shareholders within five years following December 31 of the year in which they were declared.

      On April 24, 2002, at the Bank’s General Meeting, the Bank’s shareholders approved the distribution of a cash dividend in the amount of €1.10 per share with respect to the year ended December 31, 2001. On May 9, 2003, at the Bank’s General Meeting, the Bank’s shareholders approved the distribution of a cash dividend in the amount of €0.45 per share with respect to the year ended December 31, 2002.

      The following table sets forth the actual dividends declared by the Bank for the periods and the dividends as a percentage of previous year’s net income distributed according to Greek GAAP:

				% of
	Amount	Amount		previous
	of dividends	of dividends	Number of	year’s
	per share,	per share,	shares entitled	net income
Year Ended December 31,	in EUR(1)	in U.S.$(2)	to dividend	distributed

1998	3.23 (GRD 1,100)	3.80	117,409,734	64.5
1999	0.95 (GRD 325)	1.12	176,559,813	31.5
2000	1.17 (GRD 400)	1.38	219,034,917	27.4
2001	1.09 (GRD 370)	1.28	228,080,452	28.3
2002	1.10 (GRD 375)	1.29	228,080,452	38.7
2003, through June 15	0.45	0.53	231,870,986	35.2

(1)	The dividends per share for the years ended December 31, 1998, 1999, 2000 and 2001 were recorded in Greek drachmas and have been re-expressed in euro, based on the fixed rate of €1.00 = GRD 340.750, to conform to the current presentation.

(2)	Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of U.S.$1.00 = €0.8499 on May 30, 2003.

     The number of shares entitled to receive dividends in year 2001 does not include the 6,461,096 shares, formerly held by the Hellenic Republic, which were issued in relation to the fourth tranche of the Mandatorily Convertible Bonds, which converted on November 15, 2000, were subsequently purchased by the Bank on December 13, 2000 and ultimately cancelled on May 23, 2001. See Item 5, “Operating and Financial Review and Prospects — Overview — Capital Base.”

      The Bank currently expects to continue to pay dividends, subject to the financial condition of the Bank, the funding needs of its investment program and other relevant considerations.

B.  Capitalization and Indebtedness

      Not applicable.

C.  Reasons for the Offer and Use of Proceeds

      Not applicable.

D.  Risk Factors

General

      If you are considering purchasing our shares or American Depositary Receipts, you should carefully read and think about all the information contained in this document, including the risk factors set out below, prior to making any investment decision.

The Hellenic Republic is Our Principal Shareholder

      The Hellenic Republic, directly or through DEKA, owns shares representing approximately 12.2% of the issued share capital of the Bank, as at June 9, 2003. This represents a considerable increase in the Hellenic Republic’s percentage of control of the Bank’s issued share capital compared to 4.5% as at May 31, 2002. This increase is attributable principally to the transfer of 12,658,079 NBG shares held by the Postal Savings Bank and 5,000,000 NBG shares held by the Deposit and Loans Fund to the Hellenic Republic, through DEKA, on December 23, 2002 and April 4, 2002 respectively.

      In addition, certain state-related entities (including the Postal Savings Bank and the Deposit and Loans Fund), primarily pension funds (most of whose boards of directors are appointed by the Hellenic Republic), own shares representing approximately 20.9% of the issued share capital of the Bank. In the future, the Hellenic Republic and these certain state-related entities could control, directly or indirectly, up to 39.4% of our issued share capital, assuming the repurchase by the Hellenic Republic of an additional 16,016,749 shares — or 6.3% of issued share capital — from Hellenic Finance S.C.A. pursuant to a put option agreement, which option is expected to be exercised on July 15, 2003 and assuming no further unforeseen acquisitions or dispositions of shares by the Hellenic Republic or state-related entities and no further changes in the Bank’s share capital. See Item 7.A, “Major Shareholders and Related Party Transactions — State Interests” and Item 10.J, “Additional Information — Relationship with the Hellenic Republic.”

      The holdings of the Hellenic Republic and the state-related entities referred to above are substantial and may allow the Hellenic Republic to have significant influence over decisions submitted to a vote of the Bank’s shareholders. The Bank’s Articles of Association do not provide for any special voting rights to any class of shares or shareholders and there is no law in Greece that gives control of the Bank to the Hellenic Republic. However, if there is not a full voting participation by all of the Bank’s shareholders at a given shareholders’ meeting, the Hellenic Republic and certain state-related entities with less than a majority of ownership in the Bank may nevertheless have a voting majority at such meeting. This would allow them to significantly influence the election of the Bank’s governors and other members of the Board of Directors.

      Despite the Hellenic Republic’s significant share ownership, we expect that we will be able to continue to follow our current, commercially-oriented strategy for the foreseeable future.

      Legislation has been passed requiring the Governor of the Bank to be nominated directly by our Board of Directors, as opposed to being nominated by the Greek government, as used to be the case. However, if there is a change in the government of Greece, we cannot assure you that members of the Bank’s current senior management will continue to serve in their present capacities or that our commercial initiatives and policies will be continued. Greek government elections are scheduled to take place no later than May 2004.

Group Initiatives Aimed at Increasing Our Profitability May Not Be Successful

      In recent years, we have been continuing to develop and implement initiatives to enhance profitability and reduce costs. These initiatives include:

•	applying a comprehensive cost containment program instituted in 2002;

•	restructuring the Bank’s domestic branch network to facilitate cross-sales of the Group’s products and services, such as insurance, brokerage, credit cards and mutual funds, through the Bank’s branch network;

•	instituting new credit approval and monitoring procedures at the Bank to enable the Group to improve its mix of assets;

•	improving our mix of assets by gradually increasing customer lending to sectors with higher interest margins, such as small- and medium-sized enterprises (referred to in this Annual Report as “SMEs”), mortgage and consumer loan sectors;

•	expanding in emerging markets, primarily in the southeastern regions of Europe and the Mediterranean, including Bulgaria, Romania, Albania, Cyprus, the Former Yugoslav Republic of Macedonia, Serbia-Montenegro, Turkey and Egypt;

•	upgrading information technology systems;

•	establishing accelerated procedures for foreclosing on collateral when loans become non-performing; and

•	implementing new systems for effective market risk management.

      Although we have experienced certain benefits to date, which management believes are attributable to these initiatives, we cannot assure you that we will continue to experience such benefits or will obtain all the intended benefits of these initiatives. Our strategy’s success depends partly on factors outside our control, such as the development of the Greek economy, political and economic conditions in emerging markets into which we have expanded and intend to expand and the performance of the economies of the other countries that have adopted the euro as their currency. See Item 4.B, “Business Overview — Strategy.”

We Could Have Significant Pension Liabilities in the Future

      In common with certain large employers in Greece that are, or were formerly, in the public sector, the Bank and certain of its subsidiaries operate employee pension funds rather than participate in standard, state-sponsored social security programs. Greece has experienced actuarial and even operating (i.e., cashflow) deficits in many of its national pension schemes. The Bank makes significant employer contributions to its various employee pension schemes.

      Legislation passed in 1992 provides that certain Greek companies, including the Bank, are not liable for the annual operating deficit of their company-specific main pension funds beyond the amount of 1992 deficits. The Bank’s Main Pension Plan had an aggregate GRD 8.6 billion or €25.2 million deficit in 1992. As a result, under the 1992 legislation, the Bank will not be responsible for any future operating deficit over GRD 8.6 billion or €25.2 million per annum with respect to its Main Pension Plan (after possible further readjustment on the basis of the consumer price index). In addition, the Bank and several of its subsidiaries offer certain other retirement benefits, including medical benefits, under various pension plans. Actuarial studies show that many of these plans could have an operating deficit in the future, although the Bank believes it has no current legal obligation to make up such deficits. Under the provisions of Greek Law 3029/2002, the Hellenic Republic has undertaken to fund the deficits of plans that operate in the form of public law entities, including the Bank’s Main Pension Plan. However, there can be no assurance that further reforms will not be effected, or that future changes to the law will not require the Bank or certain subsidiaries to make higher contributions or provide funds to cover current or future operating deficits of the various pension plans above existing limits. See Note 38 to the U.S. GAAP Financial Statements included in this Annual Report.

We Face Significant Competition from Greek and Foreign Banks

      The Group faces significant competition from Greek banks and financial services companies that provide products and services similar to our own. Deregulation in the Greek banking sector has led to increased competition and significant pressure on interest rate margins. A recent trend towards consolidation among Greek banks has also led to increased competition resulting from the increased efficiency and greater resources of such merged entities. We now also face competition from foreign banks, many of which have resources significantly greater than our own. Notwithstanding our leading position in Greece, we cannot assure you that we will be able to continue to compete successfully with domestic and international banks in the future.

      The introduction of the single European currency in Greece in 2001, and the subsequent circulation of euro notes and coins from January 1, 2002, has removed a barrier to entry by other European banks and financial service providers in the Greek market and therefore may expose the Group, together with other Greek banks, to increased competition. Foreign banks may offer more competitive deposit and lending rates than those traditionally offered by the Group. To compete with foreign banks for certain deposit and loan customers, the Bank may experience commercial pressure to offer more attractive deposit and lending rates which may have a negative effect on our profits. It is possible that increased competition from foreign banks may have a material adverse effect on our financial condition and results of operations.

Our Ability to Reduce Staff is Limited

      Part of our strategy is to increase profitability by making our operations more efficient. Our ability to reduce staff, in order to improve efficiency and reduce our cost base, is limited by:

•	Greek labor laws;

•	our long-standing practice of dismissing employees only “for cause;” and

•	our desire to maintain good relations with our employees.

      As a result, we have depended, and will continue to depend, on hiring restrictions and attrition to achieve staff reductions. In 2002, the Bank made a total of 257 new hirings, while another 179 employees were transferred to the Bank as a result of the absorption of ETEBA and BNG France. During the year, 923 individuals retired from the Bank, of whom 725 took advantage of an incentivized voluntary retirement scheme that was offered during the year. As a result, the total staff of the Bank was reduced by 487 employees (or 3.2% of the Bank’s total staff). In addition, staff in our international subsidiaries was reduced by 610 during 2002, attributable principally to incentivized voluntary retirement schemes. However, we cannot assure you that we will be able to reduce our staff to levels that will contribute to improved profitability.

We Have No Formal Contracts with Senior Management

      The Bank and most of its subsidiaries do not have formal contracts with certain members of their senior management, including the Governor and the Deputy Governors of the Bank (who are elected as directors at the Bank’s annual shareholders’ meeting for a three-year term). The Hellenic Republic, as our dominant shareholder, has the power to significantly influence the election of members of the Board. The salaries of the Governor and the Deputy Governors of the Bank are subject to approval at each annual shareholders’ meeting. Other than salary, all other terms of employment are provided for by Greek law. In particular, senior management has no obligation to provide their services for a fixed term. Nothing prevents them from moving to a competing bank or financial services company on short notice. Our business could suffer from the loss of certain key senior managers.

Our Delinquent Loans in Greece Are Not Considered Non-Performing Until Later Than Would Be the Case in the United States

      Until January 1, 2002, the Bank ceased to accrue interest on residential mortgages in Greece when they were delinquent for 360 days, although this was reduced to 180 days following new rules enacted by Greek Law 2937/2001 that took effect from that date. In respect of commercial loans in Greece, we cease to accrue interest on such loans when they are delinquent for 180 days, and on consumer and credit card loans, when they are delinquent for 100 days. In each case, this is longer than would be the case if such loans were extended in the United States where loans are generally considered non-performing if they are delinquent for 90 days.

Non-Performing Loans Have Had a Negative Impact on Our Operations and May Continue To Do So

      Non-performing loans continue to negatively impact our operating results, as they have in the past. Non-performing loans represented approximately 6.6% of our total loan portfolio as at December 31, 2002. Our level of non-performing loans is significantly higher than that of many other banks in the EU. Key factors that have historically contributed to our high level of non-performing loans include:

•	recession in the Greek economy, which affected many borrowers in the late 1980s and early 1990s;

•	government influence over lending policies, including:

—	government and central bank regulations requiring lending to specific sectors of the economy;

—	requirements that the Bank extend loans to troubled companies considered to be important to Greek national interest;

•	over-reliance on borrowers’ collateral, rather than cash flows, as a measure of creditworthiness for approving and monitoring loans; and

•	inadequate procedures for monitoring troubled loans.

      Also, as a result of certain tax and legal considerations, non-performing loans have tended to remain on our balance sheet significantly longer than for other banks in the EU.

      To improve the overall quality of our loan portfolio, we have enhanced our methods of providing for losses inherent in our portfolio and increased the level of write-offs we take for non-performing loans. We began gradually introducing revised credit approval and monitoring procedures in 1998 to help improve the quality of our loan assets and mitigate against future non-performing loans. These new procedures focus on the borrower’s cash flow and ability to repay. However, we cannot assure you that these credit approval and monitoring procedures will reduce the amount of loans that become non-performing in the future, or that these future non-performing loans will not have a material negative impact on our operating results in future periods. In addition, a downturn in the global economies is outside our control and would likely result in a higher proportion of non-performing loans. See Item 4.E, “Selected Statistical Data — Credit Quality — Non-Performing Loans, Loan Loss Provisions and Loan Loss Experience.”

Political and Economic Developments in Greece and Abroad Could Adversely Affect Our Operations

      Our financial condition, results of operations and prospects as well as the market price and liquidity of the Bank’s shares may be adversely affected by events outside our control, namely:

•	changes in Greek government policy;

•	EU Directives in the banking sector and other areas;

•	political instability or military action affecting Europe and/or other areas abroad; and

•	taxation and other political, economic or social developments in or affecting Greece and the Balkans.

      It is possible that events affecting us, especially in the various regions in which we operate or have significant investments, could occur which are outside the control even of the Hellenic Republic. For example, our operations in the Former Yugoslav Republic of Macedonia have been adversely affected by the political instability in the region and the resulting economic downturn. As at December 31, 2002, 68.5% of our loan portfolio in that country is classified as non-performing and we have taken allowances for approximately 48.2% of the total portfolio of Stopanska Banka, our subsidiary in that country. We cannot assure you that the percentage of non-performing loans in the jurisdictions in which we operate, including the Former Yugoslav Republic of Macedonia, will not increase or that we will not be required to take further provisions for such loans in the future. Moreover, we cannot assure you that other such events and forces outside of our control in the jurisdictions in which we operate and/or invest will not similarly have a negative effect on our financial condition or results of operations.

Exchange Rate Fluctuations Could Have a Significant Impact on the Value of Our Shares

      The market price of the Bank’s shares traded on the Athens Stock Exchange (which is referred to in this Annual Report as the “ASE”) is denominated in euro. Fluctuations in the exchange rate between the euro and other currencies may affect the value of the Bank’s shares or ADRs in the local currency of investors in the United States and other countries that have not adopted the euro as their currency. For example, although the Bank’s ADRs are traded in U.S. dollars, the underlying shares are traded in euro and exchange rate fluctuations between the euro and the U.S. dollar may affect the value of the Bank’s ADRs. Additionally, cash dividends on the Bank’s shares are paid in euro with effect from 2002 and, therefore, are subject to exchange rate fluctuations when converted to an investor’s local currency, including U.S. dollars.

      The euro’s value against the U.S. dollar dropped by approximately 11.0% between its inception on January 1, 1999 and December 31, 2002. Subsequently, the euro has appreciated against the U.S. dollar by approximately 13.9% to May 30, 2003. Weakness or volatility of the euro against other currencies, such as the U.S. dollar, could have a significant impact on the value of the Bank’s shares.

The Athens Stock Exchange is Less Liquid Than Other Major Exchanges

      The principal trading market for the Bank’s shares is the ASE. The ASE is less liquid than major markets in Western Europe and the United States. As a result, shareholders may have difficulty assessing the past performance of the shares based on the Bank’s prior trading record on the ASE. In 2002, average daily trading value on the ASE was approximately €100 million, while in the first five months of 2003 it was approximately €85 million.

      At December 31, 2002, the aggregate market capitalization of all shares listed on the ASE was approximately €66 billion. The market capitalization of the Bank’s shares listed on the ASE on that date was €3.1 billion, representing approximately 4.7% of the capitalization of all companies listed on the ASE. We cannot make assurances about the future liquidity of the market for the Bank’s shares.

Our Share Price Has Been, and May Continue to Be, Volatile

      The market price of the Bank’s shares has been subject to volatility in the past, and could be subject to wide fluctuations in response to numerous factors, many of which are beyond our control. These factors include the following:

•	actual or anticipated fluctuations in our operating results;

•	the condition of the Greek economy and the economies of the other countries that have adopted the euro as their currency pursuant to EMU;

•	potential or actual sale of large numbers of the Bank’s shares into the market, including by the Hellenic Republic;

•	competitors’ positions in the market;

•	changes in financial estimates by securities analysts;

•	conditions and trends in the banking sector in Greece and elsewhere in Europe;

•	our earnings releases and the earnings releases of our competitors; and

•	the general state of the securities markets (with particular emphasis on their Greek and financial services sectors).

      The Greek stock market in general has been highly volatile. For example, during the period from January 1, 2002, through December 31, 2002, the ASE Composite Index declined by 33.4%. Additionally, for the period from January 1, 2003 to March 31, 2003, the same index declined by 16.1% although since then it surpassed the December 2002 levels by approximately 10%. Investors may not be able to trade large amounts of shares during or following periods of volatility.

Regulation of the Greek Banking Industry is Changing

      Regulation of the banking industry in Greece has changed in recent years pursuant to changes in Greek law, largely to comply with applicable EU directives. In addition, the Bank of Greece, the central bank in Greece, has in recent years introduced regulatory changes in the Greek banking sector. In January 1999, the Bank of Greece introduced new provisioning policies that require Greek banks to take specific provisions depending on the status and the type of a given loan and the number of days the loan has been in arrears. These provisioning policies were amended in January 2003 and will generally require, with effect from June 2003, Greek banks, including the Bank, to increase their provisions for capital adequacy purposes. We cannot predict what regulatory changes may be imposed in the future, either as a result of regulatory initiatives in the European Union or by the Bank of Greece. If we were required to take additional provisions or reserves, including those resulting from the proposed New Basle Capital Accord (discussed below), this could adversely affect our results of operations, as could other unforeseen regulatory changes.

We May Incur Costs and Increased Capital Requirements as a Result of our Transition from Greek GAAP to International Financial Reporting Standards

      Greek Law 2992/2002, enacted in March 2002, requires Greek companies that are listed on the Athens Stock Exchange, such as NBG, to prepare financial statements in accordance with International Financial Reporting Standards (also known as “IFRS”). This requirement will take effect from a date yet to be specified by a ministerial decision but which is expected to be not later than the end of 2005. Historically, the Bank has recorded its internal accounts and principal financial statements and submitted its Greek statutory reports in accordance with Greek GAAP. It is anticipated that the transition from Greek GAAP to IFRS will require us to incur certain one-off costs in connection with internal accounting system changes and retraining of the Bank’s accounting and auditing personnel. In addition, under IFRS, it is expected that the Bank will be required to materially increase its capital base to meet capital adequacy requirements.

Our Capital Requirements May Change as a Result of the New Basle Capital Accord

      In 1988, the Basle Committee on Banking Supervision adopted capital guidelines (which are referred to in this Annual Report as the “Basle guidelines”) based on the relationship between a bank’s capital and its credit risks. The Basle guidelines have been implemented by banking regulators in most industrialized countries, including the Hellenic Republic. The Basle guidelines are intended to strengthen the soundness of the international banking system and reduce competitive inequality among international banks by harmonizing the definition of capital and the basis for the evaluation of asset risks and by establishing a uniform target capital adequacy ratio of capital to risk-weighted assets.

      In 1996, the Basle Committee amended the 1988 Basle guidelines in order to address market risk, such as foreign exchange and interest rate exposures. In April 2003, the Basle Committee released its third consultive paper on the new capital adequacy standards in order to overhaul the existing regime, contemplating a “New Basle Capital Accord.” The New Basle Capital Accord proposals currently include a diversity of methodologies for the calculation of capital requirements in respect of credit risk and the newly introduced operational risk (the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events). The New Basle Capital Accord is currently expected to be finalized by the Basle Committee by the end of 2003 and to become effective in the various countries that participate in the Basle Committee at the end of 2006. If New Basle Capital Accord proposals are fully adopted by the European Union legislation the Bank may be required by its regulators to maintain higher levels of capital, which could decrease our operational flexibility and may increase our financing costs. Consequently, we cannot assure you that the New Basle Capital Accord will not have a material adverse effect on our financial condition or results of operations in the future.

Preemptive Rights May Not Be Available to U.S. Holders of Shares or ADRs

      Under Greek law and our Articles of Association, prior to the issuance of any new shares, we must offer holders of our existing shares preemptive rights to subscribe and pay for a sufficient number of shares to maintain their existing ownership percentages. These preemptive rights are generally transferrable during the subscription period for the related offering and may be quoted on the ASE.

      U.S. holders of shares or ADRs may not be able to receive (and trade) or exercise preemptive rights for new shares or for shares underlying ADRs unless a registration statement under the U.S. Securities Act of 1933, as amended, (which is referred to in this Annual Report as the “Securities Act”) is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement with respect to these shares or ADRs will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling U.S. holders of shares and ADRs to exercise their preemptive rights and any other factors we may consider appropriate at the time.

      If U.S. holders of shares or ADRs are not able to receive (and trade) or exercise preemptive rights granted in respect of their shares or the shares represented by their ADRs in any rights offering by us, then they might not receive the economic benefit of such rights. In addition, their proportional ownership interests in NBG will be diluted.

ITEM 4     INFORMATION ON THE COMPANY

A.  History and Development of the Company

      National Bank of Greece S.A. was founded in 1841 and incorporated as a société anonyme pursuant to Greek law as published in the Greek Government Gazette number six on March 30, 1841. Its current corporate form will expire on February 27, 2053 but may be further extended by a resolution of the General Meeting of Shareholders. The Bank is incorporated and domiciled in Greece and has been listed on the ASE since 1880. The Bank’s headquarters and its registered office are located at 86 Eolou Street, 10232 Athens, Greece. The telephone number of the Bank is 011-30-210-334-1000. The Bank’s agent for service in the United States is Thomas O’Brien at Atlantic Bank of New York, 960 Avenue of the Americas, New York, NY 10001.

      In its 162 years of operations, the Bank has expanded on its commercial banking business by entering into related business areas. That expansion has produced the large, diversified financial services group that today comprises the NBG Group. As part of its diversification, the Bank founded the Ethniki Hellenic General Insurance Company in 1891 and National Mortgage Bank of Greece S.A. (“NMB”) in 1927. For a significant period, the Bank, in addition to its commercial banking activities, was responsible for issuing currency in Greece, until the establishment in 1927 of the Bank of Greece as the central bank. The Bank expanded its business further when, in 1953, it merged with Bank of Athens S.A. pursuant to a royal decree. On October 2, 1998, the Group merged NMB into the Bank to enhance revenue generation, realize cost-saving efficiencies and provide more integrated mortgage lending services to the Bank’s customers.

      Until the second half of the 1980s, the Greek banking sector was highly regulated. During that period, banks in Greece were obliged by the Hellenic Republic to invest approximately 40% of their drachma deposits in low-yielding Greek treasury bills and observe substantial restrictions on foreign exchange activities. Moreover, the Bank of Greece established more favorable interest rates for certain borrowers as a means of promoting the Hellenic Republic’s industrial and economic development policies. At the same time, the Hellenic Republic encouraged state-controlled banks, such as the Bank, to adopt lending procedures to further support its economic development policies.

      Regulatory reform in the Greek banking sector was introduced between 1985 and 1987, which began a process of significant liberalization. This process continued due to the implementation of EU directives in the early 1990s, which further deregulated the domestic financial markets. These changes permitted a significant expansion of business activities into new sectors, such as capital markets, asset management, consumer lending and mortgage lending while introducing increased competition to the Bank from other domestic and foreign private banks.

      We have adapted in response to these new business opportunities and challenges, and have become more commercially oriented. Since early 1996, our management has been substantially restructured in order to improve our competitiveness. We now operate independently from the Hellenic Republic and base our business decisions on commercial criteria, despite significant direct and indirect holdings by the Hellenic Republic.

      In keeping with our strategy of expanding our presence in the Balkans, we acquired 65.0% of Stopanska Banka a.d. (which we refer to in this Annual Report as “Stopanska Banka”) in the former Yugoslav Republic of Macedonia and 89.9% of United Bulgarian Bank (also referred to in this Annual Report as “UBB”), the second largest bank in Bulgaria in terms of assets, during the course of 2000. This could be increased in the future by an additional 10.0% interest in UBB, which is currently owned by the European Bank for Reconstruction and Development, pursuant to a put option at a price previously agreed in connection with the initial acquisition.

      We also have expanded our operations in the United States through several selective acquisitions. In May 2002, we acquired Yonkers Financial Corp., which specializes in retail banking and mortgage loans, with nine branches in New York State. The acquisition was made through Atlantic Bank of New York, a subsidiary of the Bank, which paid a purchase price of U.S.$67.3 million. The total cost of the acquisition, including options held by employees and the employee share option plan, was U.S.$69.6 million. Atlantic Bank of New York anticipates that the acquisition of Yonkers Financial Corporation will enable it to expand its customer base and enhance its services to small- and medium-sized enterprises (“SMEs”). This acquisition follows on the expansion of our brokerage and asset management activities in the United States through the acquisitions in 2000 of Newbrook Securities, Inc., a U.S. registered broker-dealer, and Newbrook Capital Management, Inc., an asset management company, which subsequently were renamed NBGI Securities, Inc. and NBGI Asset Management, Inc., respectively, to reflect their affiliation with the NBG Group.

      Although we intend to expand principally through organic growth, we expect nevertheless to continue to evaluate acquisition, joint venture and partnership opportunities as they may arise. We continue to believe in the importance of creating a strong domestic financial institution with a strong European strategy, endowed with the appropriate management, capital, procedural soundness and well-developed infrastructure to fulfil its mission.

      In line with our strategy of expanding opportunistically in the Balkans, we are currently in the process of evaluating the possible terms and conditions under which an acquisition of Banca Romaneasca could be successfully completed. We do not expect this process to have been completed before the end of July 2003. Banca Romaneasca is a bank with 23 branches in Romania that specializes in retail banking and servicing SMEs. As at December 31, 2002, Banca Romaneasca had approximately €140.0 million in assets.

      The table below sets out the Bank’s principal items of capital expenditure for 2000, 2001 and 2002.

	Year ended December 31,

Type of Capital Expenditure	2000		2001	2002

	(EUR in thousands)
Interests in other companies	322,304	(1)	3,868	28,198	(2)
Information technology and other electronic equipment	48,801		56,299	25,263
Furniture, fixtures and fittings	2,609		9,001	3,817
Other capital expenditures(3)	30,547		45,899	53,137

Total	404,261		115,067	110,415

(1)	Principally representing the acquisitions of Stopanska Banka and UBB.

(2)	This amount mainly concerns participations in share capital increases.

(3)	Approximately €9.7 million of other capital expenditures in 2001 are attributable to the construction of an annex to the Bank’s headquarters in Athens. See “Property, Plants and Equipment” in Item 4.D.

     With the exception of our acquisitions of NBGI Securities, Inc. and NBGI Asset Management, Inc. (formerly Newbrook Securities, Inc. and Newbrook Capital Management, Inc., respectively) in January 2000, Stopanska Banka in April 2000, UBB in July 2000 and Yonkers Financial Corporation in May 2002, all of our principal capital expenditures during the past three financial years were, and those budgeted for 2003 are, domestic in nature. No third-party financing was, or is expected to be, required in relation to these acquisitions or any of our other capital expenditures.

      Also, as part of a strategy to streamline our operations, significant disposals of non-core assets started in 1996. We intend to continue to divest non-core equity investments and real estate that are unrelated to our principal financial services businesses, and to commit the released resources to more profitable activities. As part of our program of disposing of non-core assets, we have already made significant domestic divestitures, as summarized by the table below.

		Amount

Type of Divestiture	Group Companies	1997	1998	1999	2000	2001	2002

		(EUR in millions)
Investments(1)	The Bank, ETEBA and Ethniki Kefalaiou	91.9	112.1	308.1	66.3	12.0	—
Real Estate(2)	The Bank and Ethniki Kefalaiou	28.5	30.5	67.5	56.3	104.5	45.0

(1)	Disposals exceeding €3 million were in the following sectors: cement, chemical, metallurgical, hotels, investment companies and banking in 1997; banking, cement and transportation in 1998; hotels and cement in 1999 and real estate and hotels in 2000 and 2001. Limited disposals of non-core equity investments were made in 2001 and none in 2002, due to adverse market conditions.

(2)	Represents intensified efforts to divest property that was acquired by the Bank primarily through foreclosure proceedings.

     No public takeover offers for our shares have been made by third parties during the 2002 financial year or the current financial year, as at the date of this Annual Report. Moreover, we have not made a public takeover offer for any company during the same period, other than the tender offer for the 25.3% of ETEBA, our investment banking subsidiary, that was publicly held on the Athens Stock Exchange. ETEBA was subsequently merged into the Bank in December 2002.

B.  Business Overview

Introduction

      The NBG Group is the largest financial group in Greece. We also have an international presence, with operations in 17 countries outside Greece on four continents. We offer our customers a wide range of integrated financial services, including:

•	commercial and retail banking services;

•	mortgage lending;

•	investment banking, capital markets, venture capital and advisory services;

•	asset management; and

•	insurance.

      The Bank is the principal operating company in the Group, representing 86.8% of our total assets as at December 31, 2002.

      The Bank’s deposits and other liabilities to customers and financial institutions, as measured under U.S. GAAP, represent 86.3% of our total liabilities as at December 31, 2002. While the Bank conducts most of our banking activities, it is supported by six overseas banking subsidiaries, including Stopanska Banka and United Bulgarian Bank. While intending to continue to enhance our profile in southeastern Europe, particularly in the Balkans, we have in recent years expanded our presence in the United States as well. For example, in May 2002 we acquired Yonkers Financial Corporation, a NASDAQ-listed retail and mortgage lending bank with nine branches in New York State.

      The following table summarizes our relative assets, revenues, net income before tax, income tax expense and depreciation and amortization expense under U.S. GAAP attributable to our banking and other operations, showing the relative contributions of Greek and foreign activities. Our business and revenues are not materially affected by seasonal variations.

											Net
											income
							Non		Non		before	Income	Depreciation and
	Total		Interest		Interest		interest		interest		taxes and	tax	amortization
	Assets	(%)	income	(%)	expense	(%)	income	(%)	expense	(%)	minority	expense	expense	(%)

	(EUR in		(EUR in		(EUR in		(EUR in		(EUR in		(EUR in	(EUR in	(EUR in
	thousands)		thousands)		thousands)		thousands)		thousands)		thousands)	thousands)	thousands)
December 31, 2000
Banking — Greek	35,000,043	70.3	2,459,832	73.0	2,032,862	83.2	758,758	50.7	872,084	50.4	314,874	(263,196)	80,634	65.7
Banking — Foreign	11,406,609	22.9	712,643	21.1	309,163	12.7	143,650	9.6	176,505	10.1	342,032	(43,266)	19,287	15.7
Investment Banking	1,352,329	2.7	140,728	4.2	99,399	4.1	66,731	4.5	40,114	2.3	35,119	2,820	4,654	3.8
Global Investment & Private Banking	60,440	0.1	959	0.0	1	0.0	47,271	3.2	3,674	0.2	45,028	(7,824)	602	0.5
Investment Activities	423,032	0.9	7,798	0.2	7	0.0	(160,909)	(10.8)	10,897	0.6	(165,059)	(5,626)	2,163	1.8
Insurance	1,107,328	2.2	41,077	1.2	—	0.0	548,764	36.7	580,141	33.1	9,189	434	5,635	4.6
Other — Greek(1)	458,988	0.9	8,402	0.3	1,093	0.0	91,736	6.1	58,289	3.3	(5,289)	(4,164)	9,661	7.9
Other — Foreign	7,442	0.0	449	0.0	64	0.0	39	0.0	393	0.0	—	—	41	0.0

Total	49,816,211	100.0	3,371,888	100.0	2,442,589	100.0	1,496,040	100.0	1,742,097	100.0	575,894	(320,822)	122,677	100.0

December 31, 2001
Banking — Greek	40,587,075	73.9	1,872,695	71.4	1,095,927	78.7	287,290	27.2	925,295	48.7	138,667	(97,350)	85,250	65.3
Banking — Foreign	11,188,800	20.4	636,548	24.3	271,415	19.5	84,920	8.0	238,685	12.5	151,492	(5,834)	22,811	17.5
Investment Banking	1,334,797	2.4	54,411	2.1	25,581	1.8	60,895	5.8	41,213	2.2	25,506	(3,715)	6,339	4.9
Global Investment & Private Banking	59,234	0.1	1,287	0.0	—	0.0	31,068	2.9	5,817	0.3	26,539	(1,752)	610	0.5
Investment Activities	272,440	0.5	7,922	0.3	1	0.0	(112,855)	(10.7)	13,068	0.7	(118,762)	3,249	1,955	1.5
Insurance	1,141,350	2.1	41,538	1.6	—	0.0	573,754	54.4	623,786	32.8	(8,021)	3,319	4,945	3.8
Other — Greek(1)	339,343	0.6	5,469	0.2	42	0.0	131,478	12.4	54,095	2.8	(4,719)	(13,004)	8,505	6.5
Other — Foreign	17,626	0.0	1,440	0.1	147	0.0	424	0.0	672	0.0	1,052	—	62	0.0

Total	54,940,665	100.0	2,621,310	100.0	1,393,113	100.0	1,056,974	100.0	1,902,631	100.0	211,754	(115,087)	130,477	100.0

December 31, 2002
Banking — Greek	42,387,350	76.7	1,688,403	69.8	790,282	67.2	125,923	13.0	1,053,779	50.6	(145,102)	19,206	83,466	68.3
Banking — Foreign	10,646,071	19.3	663,546	27.5	369,592	31.5	115,660	12.0	211,758	10.2	171,163	(22,207)	21,513	17.6
Investment Banking	441,695	0.8	16,172	0.7	15,029	1.3	39,152	4.1	15,779	0.8	24,516	(1,437)	927	0.8
Global Investment & Private Banking	72,356	0.1	391	0.0	—	0.0	22,106	2.3	5,176	0.2	17,321	(904)	137	0.1
Investment Activities	187,153	0.3	6,287	0.3	61	0.0	(55,117)	(5.7)	18,912	0.9	(67,803)	(5,121)	5,826	4.8
Insurance	1,054,717	1.9	31,201	1.3	—	0.0	663,617	68.7	717,423	34.5	(22,605)	2,083	6,046	4.9
Other — Greek(1)	425,470	0.8	8,254	0.3	28	0.0	53,422	5.5	58,461	2.8	1,976	(6,867)	4,277	3.5
Other — Foreign	31,405	0.1	2,444	0.1	31	0.0	509	0.1	894	0.0	1,908	210	86	0.0

Total	55,246,217	100.0	2,416,698	100.0	1,175,023	100.0	965,272	100.0	2,082,182	100.0	(18,626)	(15,037)	122,278	100.0

(1)	Includes insurance and mutual fund operations, as well as non-financial services subsidiaries in Greece.

     According to our internal analysis of publicly available financial statements of Greek commercial banks, the Bank is the largest commercial bank in Greece in terms of assets, deposits, loans and number of branches. At December 31, 2002, the last date for which such information is available, approximately 33.0% of all deposits with, and approximately 21.1% of all loans made by, Greek commercial banks (excluding specialized credit institutions) were held or made by the Bank. During 2002, the Bank contributed approximately 98.5% of the Group’s consolidated net profits (before extraordinary items) for that period.

      We are the most diverse financial services group in Greece. We are a leader in nearly every domestic market segment in which we operate. In addition to our banking activities, we are currently the largest and most active participant by volume in the national electronic dealing system of Greek government bonds. We estimate that we have approximately a 14.0% duration-weighted participation in the primary market while we handle approximately 17.7% of the volume in the secondary market for Greek government securities and approximately a 15.6% market share of Greek domestic underwriting. At December 31, 2002, we had approximately €4.2 billion in assets under management, making us one of the leaders in the Greek market.

      We are a leader in providing most other financial services in Greece: we are the largest mortgage lender, the largest insurance operator (in terms of revenues), one of the leading providers of securities trading services and one of the leading Greek underwriters of domestic equity securities and Greek government debt.

      We use a variety of marketing channels to maintain and enhance our market position, including telemarketing (particularly for credit card sales), radio and press advertising and distributing promotional information brochures in our branches. As part of our marketing strategy, we seek to capitalize on our existing relationships with individual customers through cross-selling efforts aimed at increasing such customers’ awareness of other products that may be of particular interest to them that are offered by various NBG Group companies. For instance, our mortgage customers are informed of our insurance products, through which they may choose to insure against damage to their property and against events and circumstances that might cause them to default on their mortgage loans. Our marketing strategy also includes indirect marketing, pursuant to which we have entered into agency agreements with retailers, such as automobile dealers, who agree to offer our consumer loan products to their customers in connection with such customers’ purchases of consumer goods. We have also entered into contractual arrangements with mobile telephone providers in Greece that enable us to offer to our customers certain banking services, such as balance inquiries, through their mobile telephones. We provide basic banking services over the internet, including transfer of funds between accounts, balance inquiries, bill payments, stock brokerage and subscription to initial public offerings on the ASE. Moreover, in keeping with our commitment to developing and exploiting electronic commerce opportunities, we acquired in March 2001 a 15% stake in CosmONE Hellas Marketsite, a business to business platform with the capacity to support on-line auctions of goods and services in Greece, as well as travel and web-community services.

Overview of the Banking Services Sector in Greece

      Historically, Greek law prohibited banks from engaging directly in financial service activities outside their traditional deposit and loan functions. Therefore, specialized financial institutions were established, each for the provision of a particular type of financial service. A Greek bank that sought to provide multiple financial services to its customers would create several subsidiaries, each a specialized institution within the bank’s integrated group of diverse financial services companies. As a consequence of this historical practice, the Greek financial services sector today is characterized by a group of specialized companies established around a principal bank.

      The banking sector has expanded rapidly in recent years, due to both deregulation and technological advances. As at December 31, 2002, there were 41 domestic and foreign banks and other credit institutions operating in Greece. Domestic banks in Greece can be grouped into one of two principal categories: universal banks (commercial and/or investment banks) and specialized credit institutions.

Universal Banks

      Traditionally, commercial banks have dominated the Greek financial services market. Recently, however, specialized credit institutions have expanded into commercial banking as a result of significant liberalization of the Greek financial services industry, thereby increasing competition in the market. The distinction between commercial and investment banks ceased to exist formally and the Bank of Greece classifies all banks operating in Greece as “universal banks,” with the exception of the Postal Savings Bank and the Deposits and Loans Fund (both of which are owned by the Hellenic Republic).

      There are currently six banks, which are controlled, directly or indirectly, by the Hellenic Republic. These comprise NBG, Commercial Bank of Greece (also known as Emporiki Bank), General Bank, Bank of Attica, Agricultural Bank of Greece (which until 2001 was a specialized credit institution for lending to the agricultural sector, rather than a universal bank) and Investment Bank (the investment banking arm of Commercial Bank of Greece). However, the recent trend appears to favor privatization of the industry. For example, in 1998, the Greek government privatized the Bank of Central Greece and Creta Bank, in early 1999, Ionian Bank and, in March 2002, ETBA, an Athens Stock Exchange listed industrial development bank in which the Hellenic Republic previously owned a majority interest. Additionally, a portion of the State’s indirect shareholding of General Hellenic Bank was sold to private investors in April 1998. The Bank of Macedonia-Thrace was formerly state-controlled as well until the Group and the Hellenic Postal Savings Bank sold 37% of its total equity to Bank of Piraeus, a private commercial bank, in April 1998. In 2000, France’s Credit Agricole purchased a 6.7% interest in Commercial Bank, which was further increased to 9.0%, in connection with the Greek government’s privatization project, and acquired a right of first refusal to purchase any further stakes that may be privatized in the future.

      Although there are currently 15 private banks incorporated in Greece, there has been a recent trend towards consolidation. For example, Ergobank S.A. and EFG Eurobank S.A. merged in July 2000 to form EFG Eurobank Ergasias. EFG Eurobank Ergasias acquired Telesis Bank in September 2001. Similarly, Bank of Macedonia-Thrace, Bank of Piraeus and Xios Bank, merged in June 2000, creating the Piraeus Group. The Piraeus Group subsequently acquired a 57.8% interest in ETBA, which was previously a majority state-owned industrial development bank listed on the ASE, in March 2002. ETBA will be merged entirely into the Piraeus Group in 2003. In December 2002, NBG merged with ETEBA (the investment banking arm of the Group). In addition, since September 2000, Banco Commercial Portuguese, a Portuguese bank, has been active in the Greek market through NovaBank.

Specialized Credit Institutions

      There are currently two such specialized institutions, following the reclassification of Agricultural Bank of Greece, Aspis Bank and ETBA as universal banks in keeping with the expansion of the ranges of their services. The remaining specialized credit institutions are:

•	the Deposits and Loans Fund (which is under the control of the Ministry of Finance and acts as the custodian of property pledged in the name of the Hellenic Republic)

•	the Postal Savings Bank (whose principal activity is the collection of retail savings for financing low risk development and social programs)

      We do not consider the Deposits and Loans Fund or the Postal Savings Bank to be our competitor for commercial banking customers. However, at the end of 2002, the Postal Savings Bank applied to the Central Bank for a commercial banking licence.

Foreign Banks

      There are 18 foreign-owned or incorporated credit institutions that are well established in the Greek banking market. The principal participants in the industry, and the Group’s principal foreign competitors in Greece, include Citibank, HSBC, Hellenic Bank (a Cypriot bank) and Bank of Cyprus. Most of their businesses have focused upon treasury operations and large corporate lending. With the exception of the banks mentioned above, the majority of foreign banks operating in Greece have not been involved in retail banking services.

Competition

      Domestic universal banks (excluding specialized credit institutions) control approximately 83.6% of total assets in the Greek banking sector, amounting in total to €162.2 billion at December 31, 2002, the last date for which such information is currently available, according to our internal analysis of publicly available information.

Foreign banks controlled approximately 9.0% of Greek banking assets at that date, while specialized institutions have a market share of approximately 7.5%, according to the same source.

      According to internal analysis of publicly available information, state-controlled universal banks control approximately 53.7% of the Greek universal banks’ total assets as at December 31, 2002. This percentage has been decreasing as a result of privatization projects. Banking margins are expected to come under pressure as competition increases within the market.

      As of April 2002, Greek law allows non-banking institutions to be established in Greece which have the ability to extend credit to consumers in connection with purchases of consumer goods. These institutions will be in direct competition with universal banks in the consumer credit sector.

      The following table shows the market share of the principal universal banks in Greece in terms of assets, loans and deposits as at December 31, 2002, excluding all specialized credit institutions, according to our own internal analysis of published financial statements:

	Year ended December 31, 2002

Bank(1)	Assets	Loans	Deposits

	(%)
National Bank of Greece	30.3%	21.1%	33.0%
Alpha Bank	16.8%	18.3%	17.0%
EFG Eurobank Ergasias	14.4%	15.0%	13.2%
Agricultural Bank of Greece	10.4%	13.9%	10.3%
Commercial Bank of Greece	10.2%	11.7%	10.5%
Piraeus Group	9.4%	9.8%	7.7%

(1)	These figures include 21 domestic universal banks, but exclude specialized credit institutions and foreign banks.

     The following table shows the assets, deposits and loans of the Greek banking system as at December 31, 2002, the last date for which such information is currently available, according to our internal analysis of publicly available information:

	Year ended December 31, 2002

	Assets	Loans	Deposits

	(EUR in millions)
Universal Banks
Domestic	162,190	86,159	125,695
Foreign	17,367	9,728	10,134

Total	179,557	95,887	135,829
Other credit institutions(1)	14,489	4,158	11,138

Total	194,046	100,045	146,967

The Bank as a percentage of Total	25.3%	18.1%	28.2%

(1)	These figures include the Deposits and Loans Fund and the Postal Savings Bank.

Banking Activities in Greece

      Most of our banking business is domestic and includes commercial, retail and investment banking. At December 31, 2002, approximately 76.7% of our total assets were domestic banking-related assets. The Bank conducts the majority of the Group’s banking activities in Greece. At December 31, 2002, total gross loans (including advances) extended by the Bank domestically stood at €15,482 million, a 1.5% increase over the corresponding figure at December 31, 2001. The Bank’s domestic operations, including ETEBA which was merged into the Bank in 2002, accounted for 75.0% of the Group’s total lending activities at December 31, 2002.

      The following table sets forth details of the Bank’s domestic operations (in terms of loans and deposits) as stated at December 31, 2002:

	Loans		Deposits

		% of		% of
	Amount	Total	Amount	Total

	(EUR		(EUR
	in millions)		in millions)
Commercial and Retail(1)	14,258	69.4	31,125	89.6
Public Sector(2)	1,224	6.0	1,391	4.0
Interbank	5,057	24.6	2,216	6.4

Total	20,539	100.0	34,732	100.0

(1)	Retail includes consumer loans, personal loans, residential mortgages, automobile financing and credit cards.

(2)	Comprising public utilities and entities governed by the public law of the Hellenic Republic.

     We believe that the Bank has a strong competitive advantage in attracting domestic deposits from retail and corporate clients due to the:

•	wide coverage of the Bank’s domestic branch network;

•	prominence of the Bank’s brand name to a large segment of the population; and

•	broad range of services and products the Bank offers.

      The tables below show the increases in domestic loans and domestic deposits attributable to the Bank from December 31, 2000 through December 31, 2002.

Loans

Deposits

      Approximately 16.0% of total deposits and 6.0% of total loans of the Bank’s domestic operations at December 31, 2002 were in currencies other than the euro, or, until March 1, 2002, the drachma as a denomination of the euro.

Distribution Channels

      As at December 31, 2002, the Bank operated through 599 branches (including one private banking unit and nine specialized banking units that deal exclusively with troubled and non-performing loans) throughout Greece. At that date, the Bank’s branches accounted for approximately 18.9% of all branches of banks in Greece, excluding specialized credit institutions. The Bank had 1,074 ATMs at December 31, 2002, situated mainly in its own branches, but also at other key locations such as supermarkets, metro stations, shopping centers, hospitals and airports. The Bank intends to install 450 additional ATMs by the end of 2003. The Bank has a further 38 temporary, seasonal units to provide services to tourist destinations, plus seven foreign exchange bureaus. In addition, the Bank has two “electronic branches,” which are completely automated branches providing foreign exchange in addition to simple ATM access. While electronic branches are still in a pilot program stage, the Bank intends to explore the opportunities for cost saving offered by automated financial services units in the future. We are continuing to develop alternative distribution channels, such as an e-banking platform targeted at both corporate and retail clients. See “Business Overview — Strategy” in this Item 4.B.

      The Bank’s branches are located in almost every major city and town in Greece. Nearly 43.1% of NBG’s branches are located in Athens, Piraeus and Thessaloniki, which are the major population centers in Greece. The Bank has rationalized the organization of its branch network in order to reduce costs, primarily by centralizing back-office functions to free more employees to work directly with customers. Reorganization of the branch network aims at turning branches into product-focused sales outlets, thus improving customer service. In addition, the Bank is continuing to consolidate redundant branches in order to maintain equivalent geographic coverage at a lower cost. Having been advised by McKinsey & Co. on improving the structure and functioning of its branch network, the Bank has engaged Planet Ernst & Young, a Greek consultancy and affiliate of the Bank, to advise on the implementation of McKinsey’s recommendations. As a result, we are now operating 210 full banking branches and 125 retail banking branches on this new banking model and expect, during the course of 2003, approximately 160 additional branches will be similarly reconfigured. As a complement to our branch reorganization program, we are further developing our alternative distribution channels, including internet banking. As at December 31, 2002, we had approximately 25,550 registered internet banking clients, more than doubling our internet client base since that date in 2001.

      The Bank participates in DIAS Interbanking Systems S.A., which currently has 36 banks as shareholder-participants, including NBG. DIAS Interbanking Systems provides such interbank services as check clearing, ATM networking, fund transfers, payroll and pension services for the benefit of customers of the banks that compose its shareholders. The Bank has approximately 2.6 million ATM cards active for use in both its own distribution network and the DIAS network. It also operates approximately 43,000 point of sale (POS) system terminals in Greece at which its debit cards are accepted, of which the Bank installed approximately 18,800 during the course of 2001 and approximately 12,500 during the course of 2002. The Bank plans to install approximately 10,000 additional POS terminals during the course of 2003.

Commercial banking

General

      The Bank has the largest commercial loan portfolio among all banks in Greece, with approximately 33,000 corporate clients, including most of the largest corporate groups in Greece. As a Group, we are able to offer our corporate clients a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange, insurance products, custody arrangements and trade finance services.

Lending activities

      The Bank lends to all sectors of the economy. At December 31, 2002, domestic commercial lending (including to the public sector) accounted for 49.7%, or €7,691 million, of the Bank’s total domestic loan portfolio. Traditionally, the Bank has focused on lending to large- and medium-sized domestic corporations, especially industrial corporations, which accounted for approximately 10.7% of its total domestic loan portfolio as at December 31, 2002. The Bank has several clients to which it has lent significant amounts; its ten largest individual performing loan exposures totaled €1,593 million at December 31, 2002, and account for approximately 20.7% of the Bank’s total domestic commercial loan portfolio. The Bank has recently reoriented its commercial lending activities to target smaller growth companies and more attractive growth sectors of the economy, such as trade and construction. For example, since the beginning of year 2002, customers with up to €1 million corporate turnover are serviced by a specialized lending department for small-sized enterprises and professionals, which provides targeted services such as pre-approved loans. See, in this Item 4.B, “— Retail Banking — Trade Credit.”

      Since 1996, the Bank has been offering more widely:

•	corporate accounts with overdraft facilities;

•	foreign currency loans;

•	variable rate loans; and

•	currency swaps and options (mostly euro-related) for corporate customers.

      The Bank’s lending is primarily in the form of credit lines, which are generally at variable rates of interest with payment terms of up to 12 months. In addition, the Bank provides letters of credit and guarantees for its clients. At December 31, 2001 and 2002, the Bank had outstanding letters of credit and guarantees amounting in aggregate to €2.01 billion and €2.15 billion, respectively. The Bank also offers term loans, generally for large corporate and shipping clients, with a maximum maturity of about 15 years. Most loans are collateralized to a certain degree, although there can be significant delays in foreclosing on collateral under Greek law. See Item 4.E, “Assets — Loan Portfolio” and “Credit Quality — Risk Management — Loan Approval Process.”

      Reduced inflation and increased competition in the Greek market have resulted in a significant decline in interest rates over the past few years. While the European Central Bank controls the prime lending rate, which is the effective minimum interest rate, the Bank has often played a leading role in lowering commercial interest rates in the Greek market. In particular, since December 1999, the Bank has reduced its lending rates and introduced a series of new fixed-rate products in the mortgage lending market, with interest as low as 5.6% for a 15-year facility. The table below sets forth certain key interest rates charged and the savings rate paid by the Bank following the most recent interest rate cuts on January 1, 2001, May 14, 2001, September 24, 2001, November 26, 2001, May 20, 2002, December 10, 2002, March 17, 2003 and June 12, 2003.

	As at	As at	As at	As at	As at	As at	As at	As at
	January 1,	May 14,	September 24,	November 26,	May 20,	December 10,	March 17,	June 12,
Interest Rate on	2001	2001	2001	2001	2002	2002	2003	2003

Prime lending rate for working capital	7.75%	7.50%	6.75%	6.50%	6.25%	6.00%	5.90%	5.75%
Prime lending rate for fixed assets	7.75%	7.50%	6.75%	6.50%	6.50%	6.25%	6.15%	6.00%
Variable rate Mortgages	6.25%	6.25%	5.85%	5.60%	5.60%	5.60%	5.60%	5.50%
Savings rate	0% – 4%	0% – 3.75%	0% – 3.00%	0% – 2.75%	0% – 2.25%	0% – 1.90%	0% – 1.70%	0% – 1.4%
Personal loans	10.75%	10.50%	10.20%	10.20%	10.20%	9.95%	9.95%	9.95%
Consumer loans	10.25%	10.00%	9.50%	9.50%	9.50%	9.50%	9.50%	9.25%

      We participate in, advise on and arrange large syndicated loans with both domestic and foreign banks. Generally, those loans finance large domestic infrastructure projects and borrowings by large corporations and State-controlled entities. For example, the Bank is participating as co-arranger and underwriter for the financing of the Athens ring-road and the Rion-Antirrion bridge in Greece, the Birmingham Northern Relief Road in Britain, the High Speed Line Railway in Holland and the Stendal Pulp Mill in Germany. NBG International Limited, the Bank’s London-based investment banking subsidiary, also has been active in arranging international syndicated loans. NBG International Limited also serves as an advisor on projects in private sector transactions.

Shipping finance

      Greece is a maritime nation with a long tradition in ship-owning and is one of the world’s largest ship-owning and ship-flagging nations. The Bank has been in the shipping finance sector for decades and is the leading Greek bank, as well as one of the strongest competitors to foreign banks, involved in shipping finance. The Bank has traditionally provided financing for many of the largest Greek shipping companies. Shipping remains an important sector of the Greek economy and the Bank is one of the most active participants in the local market. At December 31, 2002, outstanding shipping loans were approximately €830.2 million, which represents approximately 4.7% of the Bank’s total loan portfolio and approximately 5.0% of the total market of financing for Greek-controlled vessels, placing NBG in the third position globally.

      The Bank’s shipping finance activities are carried out both through its Piraeus and London branches, the former of which is dedicated exclusively to shipping finance. Loans originated in London now account for nearly one-fifth of the Bank’s loans in this sector. The Bank plans to continue with its strategy of targeting first tier shipping groups with respect to both its conventional shipping finance and its syndicated loan activities in order to improve the quality, spread the risk and enhance the profitability of its shipping loan portfolio.

      The shipping industry is significantly cyclical, experiencing volatility in revenues and cash flows resulting from changes in the demand and supply of vessel capacity. The demand for vessels is influenced by, among other factors, global and regional economic conditions, developments in international trade and changes in seaborne and other transportation patterns. None of these factors is within our control. Moreover, while the market for shipping finance is global, it depends on a concentrated number of participants — mostly U.K., German, French and U.S. banks. The world shipping industry experienced periods of decline from 1981 to 1986 and from 1996 to 2000 due to adverse economic conditions in Europe and northeast Asia and to oversupply of vessels in certain markets.

      The Bank’s portfolio of loans to the shipping industry has been adversely affected by loans originated in the early 1990s. As at December 31, 2002, 12.1%, or €100.4 million, of the Bank’s loans to the shipping sector were non-performing. Non-performing loans to the shipping sector accounted for approximately 8.5% of the Bank’s total non-performing loans as at December 31, 2002, compared to 9.4% in 2001 and 12.9% in 2000. The Bank has experienced a significant decrease in non-performing loans attributable to this sector following the implementation of new credit controls in 1998. See Item 4.E, “Selected Statistical Data — Credit Quality.” Of the Bank’s ten largest non-performing loan exposures, currently four are to the shipping sector, although most of the Bank’s non-performing loans to this sector originated in the early 1990s. These loans are managed by the Bank’s specialized non-performing loans division.

      The Bank has adopted strategies and procedures to more effectively evaluate shipping credits. Each existing shipping loan is subject to periodic, but at least annual, performance reviews. This new approach has already shown positive results and the Bank believes that it will result in continued improved performance in this sector in the next few years by limiting the Bank’s exposure to certain segments of the shipping industry currently experiencing adverse conditions. For example, loans related to the ferry business are being restructured in line with declining market conditions, but such loans are secured by mortgages over modern vessels.

Retail banking

General

      All of our retail banking activities in Greece are conducted by the Bank. The Bank offers retail customers a number of types of deposit and investment products, as well as a wide range of traditional services and products.

      The following graph illustrates our estimated market share in Greece for certain categories of retail banking activities as at December 31, 2002, the latest date for which official statistics are available. Management believes that our market share in these areas has not altered significantly to date, except with respect to funds under management, which was 21.5% (based on publicly available information) as at May 31, 2003.

The Group’s Approximate Retail Market Share in Greece at December 31, 2002

Sources:    With respect to consumer credit, mortgage loans and deposits, the Group’s approximate retail market share has been calculated on the basis of information published by the Bank of Greece, the central bank. The Group’s approximate retail market share in relation to funds under management is based upon information published by the Union of Institutional Investors.

     The Bank believes that it has significant competitive advantages over other banks offering retail banking services in Greece, including its strong corporate image and name recognition in Greece, large customer base and extensive network of branches and ATMs. In addition, the Bank is continuing to develop other channels of distribution such as mobile telephone banking and internet banking. These advantages permit the Bank to access the largest and most diverse depositor base in Greece, providing it with a large, stable and low-cost source of funding.

      The Bank places particular emphasis on continuing to improve the speed and flexibility of its services to its retail customers. The Bank’s strategy for accomplishing these goals has included:

•	investing significantly in information systems;

•	reorganizing and consolidating operations; and

•	developing new retail investment products, in co-ordination with other companies in the Group, to meet its customers’ needs.

Products

      The Bank offers a wide range of products for retail customers, including savings accounts, current accounts and time deposits. The Bank expects full implementation of its new Customer Relationship Administration system (also known as “CRA”), which is currently operating with respect to its mortgage and consumer loans segments, to improve significantly its services to retail customers. We believe that the CRA system will enhance our cross-selling capabilities by enabling the Bank to target specific retail customers in marketing our complementary products and services, as we do for our corporate customers.

Savings and Investment Products

      Our savings and investment products are offered in both euro and foreign currencies. In response to customer demand, the Bank has increasingly begun to offer new investment products with higher yields. These products include repurchase agreements between the Bank and its clients (backed by Greek government bonds), Greek government bonds from the Bank’s proprietary portfolio, guaranteed-principal mutual funds and a wide range of mutual funds and unit trust products provided by Diethniki Mutual Fund Management S.A. See “— Mutual Funds,” below, in this Item 4.B.

Credit Products

Consumer Credit

      The Bank was one of the first institutions in Greece to provide consumer credit. It has continued to expand in the consumer credit sector by offering consumer loans, personal loans and credit cards through its subsidiary, National Management and Organization Company S.A. (“NMOC”).

      While consumer credit has existed in Greece since 1972, this sector has grown significantly in recent years. Consumer loans and credit card loans accounted for approximately 14.5% of the Bank’s domestic loan portfolio in 2002, compared to approximately 5.5% of the Bank’s loan portfolio in 1995.

Consumer Loans and Personal Loans

      The Bank classifies retail loans in accordance with the standards established by the Bank of Greece, the central bank. A consumer loan is any loan of up to €25,000 undertaken to purchase specific consumer goods. A personal loan is a general loan for up to €3,000 without a specified purpose. Personal loans generally carry higher interest rates than consumer loans.

      With effect from June 20, 2003, the Bank of Greece has abolished its prior limits on consumer lending, including the €25,000 and €3,000 ceiling limits on consumer loans for specified goods and personal loans, respectively (pursuant to Act No 2523/12.06.2003 of the Governor of the Bank of Greece, which amended Act No. 1955/02.07.1991). From that date, credit institutions such as the Bank are free to determine the terms and conditions of their consumer lending in accordance with their own credit control policies.

      The Bank’s domestic consumer lending increased 315.5% from 1998 to 2002, from €541.2 million to €2,248.4 million as at December 31, 1998 and 2002, respectively. This trend is due primarily to improved economic conditions in Greece, significant decreases in interest rates and increased consumer spending.

      Consumer lending is a potential growth area for the Bank. In conjunction with other NBG Group companies, the Bank has been developing new consumer loan products with more favorable interest rates that target specific consumer needs, such as vacation, home furnishing, car loans and retail revolving credit facilities under which approved customers can withdraw funds as needed, up to the limit of their individual credit facility (maximum €3,000), for personal purposes.

      The loan approval process for all credit card and consumer credit products is centralized and based on a uniform credit scoring system. See Item 4.E, “Selected Statistical Data — Credit Quality — Risk Management — Loan Approval Process.”

Credit Cards

      Despite intense competition, we continue to maintain a leading position in the Greek credit card market. The total number of our active credit cards outstanding at December 31, 2002 was approximately 1,098,000 representing a 26.9% increase over the same date in 2001. During 2002, we signed new credit card acceptance agreements which resulted in a net increase (after deducting those agreements that terminated during the period) of approximately 6,700 businesses and other outlets, bringing the total number of businesses which accept our credit cards to approximately 140,000, as at December 31, 2002.

      The Bank, through its subsidiary NMOC, is the main issuer of Mastercards in Greece. The Bank established NMOC in 1972. Since 1998, the Bank also issues VISA cards through NMOC. The Bank issued approximately 159,000 Mastercards and 123,000 VISA cards during 2002 and the net increase, after deducting those cards that were withdrawn during the period, was approximately 233,000 cards. During the first four months of 2003, a further 66,000 VISA cards and 55,000 Mastercards have been issued. In early 2000, the Bank began offering a Gold Mastercard, which was followed in early 2002 by the launch of a Platinum Mastercard, both of which target the executive customer through business-oriented incentives. The Bank’s launch of its Gold and Platinum

Mastercards reflects its interest in exploring new products in order to expand its customer base. The Bank has also sought to reach a broader group of customers by increasing offerings of co-branded credit cards (which bear the NBG name as well as that of another entity, such as a supermarket or gas station chain, and are jointly marketed by both entities) and affinity credit cards (which are focused in their marketing towards members of certain organizations and may offer special incentives for charges on those cards, such as a percentage of charges made being donated to a specific charity or group).

Mortgage Lending

      NBG has traditionally held first place in mortgage lending in Greece and has succeeded in maintaining its leading position in the face of deregulation and intensifying competition. We continue to develop and expand our distribution channels, particularly in relation to mortgage products, including recent initiatives to promote our mortgages through construction companies and provide special mortgage offers to employees of companies that keep their payroll accounts through the Bank. At December 31, 2002, the Bank’s outstanding mortgage loans amounted to €5,640 million, compared to €4,613 million at the same date in 2001. We estimate that at the end of 2002, our market share was approximately 26.6%.

      Over the past 12 months, a number of new mortgage products were introduced, including “Ethnohousing Privilege” — an indexed loan based on the European Central Bank’s base rate plus a margin of between 1.5%-3.0%, depending on the creditworthiness of the prospective client. This new product is aimed at high net worth customers and is offered for loans in excess of €60,000. More recently, “Ethnohousing 1 Subsidized by the Greek State” was introduced. This loan carries a fixed rate for the first year, automatically converting to a variable rate for the remainder of the loan. This type of mortgage is aimed at first time homebuyers and offers an interest rate subsidized by the Hellenic Republic for eight years.

      All the Bank’s mortgage loans are now offered with maturities of up to 30 years, except those guaranteed by the Hellenic Republic (for example, loans to Greek expatriates and loans for victims of natural disasters), for which the maturity is normally limited to 15 years.

      Mortgage loan applications from all branches are funneled to the pertinent processing department of the Mortgage Credit Division for approval to ensure that uniform criteria are applied to all mortgage applications.

      Over the last year, the mortgage approval process has improved in terms of speed and efficiency through the processing of applications electronically and the use of credit scoring cards. The introduction of versatile and user-friendly loan processing and monitoring system (known as “IRIS”) in late 2001 has also greatly facilitated both the credit approval process and the close monitoring of mortgage loans.

Trade credit

      In 2002, we established the Trade Credit division to enhance and personalize service offered to our business clients and particularly to intensify NBG’s penetration into the professional and small business trade segment. The Trade Credit division administers credit underwriting of loans to professionals and small businesses with turnover up to €1 million and is part of the Bank’s retail banking operations. It comprises three credit centers, in Athens, Thessaloniki and Patras that previously were under the Bank’s Credit Products division. Since inception, the Trade Credit division has launched new lending products for small business enterprises and professionals, including the “Open Professional Plan,” offering a facility to borrow up to 100% of total annual turnover through a revolving credit limit. Additionally, Trade Credit offers medium-to-long term loans geared towards medium-term working capital needs or financing of fixed assets, such as equipment and office renovations.

Non-Performing Loans

      The Bank’s management has focused on reducing the level of the Bank’s non-performing loans, defined generally as those loans where principal or interest is more than 180 days in arrears. In recent years, management has taken steps to reduce the level of non-performing loans. A revised policy for writing off, in conjunction with growth in the Bank’s total loan portfolio, has resulted in the level of non-performing loans on our balance sheets declining from approximately 18.3% of total loans at December 31, 1995 to approximately 6.6% of total loans at

December 31, 2002. The Bank’s previously high level of non-performing loans resulted from several factors in the past, including:

•	recession in the Greek economy, which affected many borrowers in the late 1980s and early 1990s;

•	government influence over lending policies, including:

—	government and central bank regulations requiring lending to specific sectors of the economy; and

—	requirements that the Bank extend loans to troubled companies considered to be important to the Greek national interest;

•	over-reliance on borrowers’ collateral, rather than cash flows, as a measure of creditworthiness for approving and monitoring loans; and

•	inadequate procedures for monitoring troubled loans.

      In line with our strategy, the Bank has invested significant resources in improving the quality of its loan portfolio and bringing non-performing loans down to their current level, as described below in this Item 4.B under the heading, “— Strategy.”

Investment Banking and Brokerage Services

      The Bank and its subsidiaries (principally NBG International Limited, National Securities Co. S.A. and NBG Venture Capital) offer a wide range of capital markets and advisory services, including:

•	corporate finance advisory services;

•	underwriting;

•	venture capital;

•	equity and debt financing;

•	stock brokerage;

•	custodian services; and

•	private banking.

      The provision of capital markets and advisory services in Greece experienced rapid growth in recent years through 1999, but experienced significant negative growth in 2000, 2001 and throughout 2002, corresponding to weakness in the capital markets in Greece and other global markets. This market sector has become increasingly competitive, with a number of banks and brokerage houses participating actively in this area. However, we believe that our policy of structural streamlining and our existing presence in the marketplace will enable us to capture a significant share of any growth in the Greek market for investment banking and brokerage services.

Investment Banking Activities

      In December 2002, the Bank reorganized its investment banking activities by absorbing its investment banking subsidiary, ETEBA, into the Bank. In addition to its historic activities, the Bank carries out the full range of investment banking activities formerly undertaken by ETEBA, including:

•	underwriting equity offerings;

•	corporate finance advisory services;

•	venture capital;

•	equity and debt financing; and

•	private banking.

      In recent years, the Bank has increased its market share in capital markets activities, particularly with regard to public offering activity. The Bank acted as a global coordinator and lead manager in Greece in all four Hellenic Telecommunications Organization S.A. public offerings since 1996. The Bank and ETEBA have participated as underwriters in eight of the 20 public offerings on the ASE during 1996, 12 of 16 such offerings during 1997, 24 of 30 such offerings in 1998, 38 of 47 such offerings in 1999, 44 of 50 such offerings in 2000 and 23 of 24 such offerings in 2001. In 2002, the Bank (and/or ETEBA) was a lead manager or underwriter in 18 of the 20 public offerings in Greece. Some of these offerings were among the most significant domestic and international transactions of the year, including the €370 million international offering of a second tranche of shares as part of the privatization process of the Public Power Corporation, the national electricity company, and the €503 million secondary public offering of OPAP, the Hellenic Republic’s lottery company as part of its privatization process. Our market share of underwriting, in relation to primary offerings on the ASE, amounted to approximately 17.5% of the total equity underwritten in 2001, and approximately 15.6% in 2002.

      In order to take advantage of investment banking opportunities outside Greece, the Bank and ETEBA jointly established NBG International Limited (“NBG International”), a subsidiary based in the United Kingdom, in 1996. NBG International, from its base in London, cooperates with international banks in order to promote our role in investment banking activities in selected regional markets and, generally, international capital raising by Greek entities. NBG International places Greek shares and bonds with investors internationally. It is active in corporate and structured finance, and undertakes research on Greek initial public offerings and new issues.

      NBG International acted as a book runner in a number of high profile issues, including the €5 billion benchmark ten-year bond and the €3.5 billion benchmark twenty-year bond issued by the Hellenic Republic. It also acted as joint lead manager on behalf of OPAP in connection with its secondary public offering in July 2002 and for the Public Power Corporation in connection with its secondary public offering in December 2002. NBG International acted as lead arranger for the U.S.$420 million syndicated credit facility for Cosmote, a leading mobile telephony provider in Greece. NBG International, together with JP Morgan and with the participation of EFG Eurobank Ergasias and Kantor Management Consultants, has also advised the Greek government on the privatization of DEPA, the majority state-owned natural gas company.

      NBG Venture Capital S.A. was launched in 2000 and aims to become the leading provider of venture capital in the Greek market and throughout southeastern Europe. NBG Venture Capital focuses on participating in fast-growing businesses in dynamic market sectors. In addition to its own minority business participations, NBG Venture Capital provides services to the €44 million NBG Greek Fund and the €14.7 million NBG Balkan Fund, both of which were launched in 1998. We also established the NBG Private Equity Fund LP in 2000, with initial capital of €100 million, which targets investment opportunities identified principally in small- and medium-sized companies operating in Western Europe. In October 2001, we established the €60 million NBG Technology LP Fund, in collaboration with Microsoft Inc., to invest in Greek information technology businesses in the early stages of development. Our participation in this fund is €30 million. In 2002, the Group launched the NBG Emerging Europe Fund, with total capital of €30 million, to invest in non-listed, fast-growing companies active primarily in central and southeastern Europe. This fund will absorb the existing investments of NBG Balkan Fund, a process that is expected to be completed by the end of 2003. See, in this Item 4.B, “— Non-Banking Subsidiaries — NBG Venture Capital Management.” Additionally, ETEBA Venture Capital Management Company manages two funds — ETEBA Emerging Markets Fund Ltd. and ETEBA Estate Fund Ltd. — with an aggregate authorized capital of approximately €5.9 million.

Stock Brokerage

      National Securities Co. S.A. is the Group’s brokerage arm and is a member of the ASE and the Athens Derivatives Exchange. In recent years, National Securities Co. has hired certain highly-skilled employees and invested in its systems to modernize its operations and to improve internal procedures and controls. Its customers are able to enter stock purchase orders through on-line connections in the Bank’s branch network that allow for rapid execution (subject to market conditions and rules). Over the last three years, National Securities Co. has attracted institutional clients in Greece and abroad. It is becoming increasingly active in portfolio management and in secondary market transactions for clients (both retail and institutional) in government securities. As at December 31, 2002, National Securities Co. had a market share of approximately 7.8% by total trading volume on the ASE, ranking second in terms of total trading volume, compared with a 13.2% market share held by its largest competitor, EFG Securities (following the absorption of Ergasias Securities and Telesis on November 30, 2001).

      In 1999, we began brokerage operations in Cyprus through National Securities (Cyprus) Ltd., a company formed in 1998. National Securities (Cyprus) is a member of the Cyprus Stock Exchange and had revenues of Cyprus pounds 104,000 for the year ended December 31, 2002. With a view to containing Group operating costs in Cyprus and enhancing customer service, National Securities (Cyprus) is expected to be absorbed by NBG Cyprus.

      In January 2000, NBG International acquired an asset management company named Newbrook Capital Management Inc. and a U.S. registered broker-dealer named Newbrook Securities Inc. from the Newbrook Group. Following our acquisition of these companies, we renamed them NBGI Asset Management Inc. and NBGI Securities Inc., respectively, to reflect their affiliation with the NBG Group. Their shares are held through an intermediate holding company, NBG International Inc., which had revenues of U.S.$1.9 million for the year ended December 31, 2002.

Custodian Services

      The Bank offers custodian services to its foreign and domestic institutional clients who purchase listed securities on the ASE. In its capacity as custodian, the Bank collects dividends for customers’ accounts and accepts proxies to vote on their behalf at shareholders’ meetings. The Bank also acts as custodian for foreign depositories.

      The Bank maintains a strong competitive position in the market for custodian services in Greece, acting as an agent for approximately 150 domestic institutional investors and 53 foreign institutional investors, as at December 31, 2002. The Bank has also started to offer custodian services to non-institutional investors in 1998, and had, as at December 31, 2002, approximately 244,000 custody accounts of which approximately 160,000 are active. The above figure does not include approximately 86,000 customers having only government debt in their portfolio and approximately 121,000 maintaining only Mutual Fund Units in their portfolio. The Bank recently improved its custodian operations through the purchase of new software and systems to manage accounts and by reorganizing internal procedures in order to improve the quality of the services it offers while expanding its activities.

Mutual Funds

      Diethniki Mutual Fund Management S.A. (referred to in this Annual Report as “Diethniki”) is 100% owned by Group companies and is active in the field of investment products. Diethniki manages 16 mutual funds, which are made available to the Group’s customers through the Bank’s extensive branch network.

      In April 2001, Diethniki began offering a new group of mutual fund products, known as Delos Portfolio Funds. The Delos Portfolio Funds offer a combination of convenience and international investment diversification by allowing our mutual fund customers to invest in an entire portfolio of mutual funds with a single investment decision. There are four portfolios, each designed to be appropriate to the investment needs of one of four risk-tolerance profiles, ranging from most conservative to most aggressive. With guidance from our front-office staff, investors choose one of four investment profiles, based on their appetite for risk and their investment horizon, and select the portfolio of mutual funds that is most closely designed to meet their individual investment goals.

      The Bank and Diethniki Mutual Fund Management S.A. have been marketing open-ended mutual fund products of the Bank’s subsidiaries to the Greek public since the end of 2001. These products are comprised of NBG International Funds SICAV and NBG Synesis SICAV, which include umbrella funds that offer a broad range of investment options in equities, bonds and money market instruments.

      At year-end in 2002, Diethniki held approximately a 16.7% share of the Greek mutual funds market, according to the Association of Greek Institutional Investors, although this increased to 21.5% as at May 31, 2003 (based on publicly available information).

      The total value of the funds we have managed since 1998 is illustrated in the chart below:

Total Value of Funds Managed by the Group

      National Investment Company S.A., a subsidiary of the Bank, manages a portfolio comprising Greek shares, units in foreign mutual funds, Greek government bonds and treasury bills, foreign securities and domestic and foreign short-term money market investments. As at December 31, 2002, National Investment Company S.A. had €146.4 million in assets.

Private Banking

      Since the end of 2002, we have focused on improving and expanding the Bank’s private banking business, which aims to provide top quality investment services to high net worth individuals and to meet specialized investment requirements. In this context, we have recently opened a new private banking unit in London and we intend to launch two new private banking units in Athens and Thessaloniki, with a view to attracting and serving the sophisticated demands of customers in this business segment. To enhance transactional efficiency, we intend to offer private banking customers direct access to their current investment position. A new computer system is being implemented to support this service, including the automated monitoring of such positions and printing of the relevant statements.

Treasury Activities

      The Bank and each of its banking subsidiaries carry on their own treasury activities. These activities include:

•	Greek government securities trading;

•	foreign exchange trading;

•	interbank trading in euro and other currency deposits;

•	foreign exchange forwards trading;

•	repurchase agreements;

•	corporate bonds; and

•	derivative products, such as options and interest rate and currency swaps.

      In general, the Bank and its subsidiaries enter into derivatives transactions for hedging purposes or in response to specific customer requirements. The Bank also trades actively on a proprietary basis, primarily in euro-denominated Greek government securities, and to a lesser extent, in the spot foreign exchange market. In recent years, the Bank’s treasury-related activities have represented a significant source of revenues. In 2002, total turnover for foreign exchange trading and money market transactions by the Bank’s central dealing room in Athens was €83.1 billion and €833.0 billion, respectively.

      In addition, our dealing rooms promote and provide treasury products and services world-wide. Our principal dealing rooms are located in Athens, New York and London. The Bank’s dealing rooms in Athens and

London have extended trading hours which allow enhanced coverage and coordination between rooms. We also operate small dealing rooms in Sofia, Bucharest, Cairo, Montreal and Skopje. In addition, we have a dealing room in Thessaloniki to provide coverage of our clients in northern Greece.

      The Bank is active in primary and secondary trading of Greek government securities, as well as in the international euro bond market. The Bank is a founding member of the Group of Greek Government Securities Primary Dealers which was established by the Bank of Greece in early 1998. See “Business Overview — Investment Banking and Brokerage Services” in this Item 4.B.

Other Financial and Related Services

      We also offer a wide range of other financial and related services, directly through the Bank and indirectly through specialised subsidiary companies. These services include:

•	factoring;

•	leasing;

•	consulting and professional training; and

•	real estate management and warehousing.

Leasing

      We began leasing activities in 1990 through our subsidiary, Ethniki Leasing S.A. Ethniki Leasing is active in the leasing of machinery, transport equipment, furniture and appliances, and computer and communications equipment. The company had assets of €190.3 million as at December 31, 2002 and revenues of €14.3 million at the same date. Another Group company, Interlease a.d., provides leasing services in Bulgaria through its branch in Sofia. As at December 31, 2002, Interlease had assets of €33.6 million and revenues of €3.0 million. Additionally, we offer car leasing through Yes Greek Leasing Group, in which we invested in 2000 and hold a 49.0% interest. Yes Greek Leasing Group had assets of €67.2 million and revenues of €46.8 million (as at December 31, 2002).

Factoring

      We have been offering factoring activities since 1996, including domestic factoring services such as debt collection, management and account monitoring and advancing of funds for companies’ outstanding claims. Internationally, we offer export credit, credit risk coverage, monitoring services, management and debt collection services. Factoring services are provided through the Bank’s corporate credit centers, which comprise a specialized division of the Bank. The Bank’s corporate credit centers also provide lending services to small- and medium-sized enterprises (known as “SMEs”), offering a synergistic complement of services to these clients.

Consulting and Professional Training

      Business consultancy services are available through Planet Ernst & Young S.A., a business consultancy firm based in Athens in which the Bank holds a 25.0% stake.

      Ethnodata S.A., also a Group company, provides training and development in the area of information systems and software, primarily to other companies in the Group. Ethnodata also provides IT consultancy services within the Group and to third parties. In addition, the Bank runs a training center for banking skills for employees of the Bank as well as other banks in Greece and abroad. The Bank’s training center offers training courses and participates in programs funded by the EU.

Real Estate Management

      The Bank currently owns 1,912 real estate units (with an aggregate book value of €265.0 million), as at December 31, 2002, 1,318 of which are buildings the Bank acquired for its own business purposes or through seizure of collateral on loan foreclosures. In addition, Ethniki Kefalaiou S.A., a wholly-owned subsidiary of the

Bank that is engaged in asset and liability management, including asset liquidation, owns 113 properties with an aggregate book value of €12.8 million as at December 31, 2002. Most of these properties have been bought in recent years from the Bank, which acquired them on realization of collateral under non-performing loans. In line with our strategy of streamlining our activities, we intend to continue to dispose of certain non-core real estate holdings through Ethniki Kefalaiou S.A. For the year ended December 31, 2002, proceeds from the sale of land and buildings by the Bank and Ethniki Kefalaiou amounted to approximately €45 million.

      We have consolidated the remaining assets in our real estate portfolio that are unrelated to our principal financial services businesses into National Real Estate, which we anticipate will improve the management of our real estate portfolio through economies of scale and will facilitate our profitable development of those properties. See Item 4.D, “Property, Plants and Equipment” for general information regarding our real estate holdings and Item 4.A, “History and Development of the Company” for information regarding our principal real estate divestitures in recent years.

International Operations

      We operate, as a group, in 18 countries on four continents. Our international network comprises 255 banking units outside Greece, which offer traditional banking services and financial products and services. The Bank has six commercial banking subsidiaries in six countries including Stopanska Banka, based in Skopje in the Former Yugoslav Republic of Macedonia, and United Bulgarian Bank, which is headquartered in Sofia, Bulgaria. UBB had €843.5 million in assets as at December 31, 2002. For the same period, UBB had net income of €18.5 million and a domestic distribution network comprising 104 banking units. In keeping with our plan of gradual and strategic expansion in the Balkans, at the end of 2002 we operated four branches in Serbia-Montenegro and established two more branches in the country during the first six months of 2003. We intend to increase our presence in the country by establishing four more branches by October 2003. We have conducted due diligence on Banca Romaneasca and we are currently in the process of evaluating the possible terms and conditions under which such acquisition could be successfully completed. We do not expect this process to have been completed before the end of July 2003.

      We have also been recently expanding our operations in the United States through selective acquisitions. In May 2002, we acquired Yonkers Financial Corporation, a NASDAQ-listed bank, which specializes in retail banking and mortgage loans, with nine branches in New York State. The acquisition was made through Atlantic Bank of New York, a subsidiary of the Bank, which paid a purchase price of U.S.$67.3 million. The total cost of the acquisition, including options held by employees and the employee share option plan, was U.S.$69.6 million. Atlantic Bank of New York anticipates that the acquisition of Yonkers Financial Corporation will enable it to expand its customer base and enhance its services to small- and medium-sized enterprises.

      Our international banking operations include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, we offer shipping finance, investment banking and brokerage services through certain of our foreign branches and subsidiaries.

      As at December 31, 2002, the Bank’s international activities (exclusive of overseas subsidiary companies) accounted for 11.7% of its total assets. The total assets attributable to the Bank’s international operations as at December 31, 2002 were €5,605 million (a 7.2% decrease from €6,039 million at December 31, 2001). In 2002, 62.1% of the Bank’s net profit (before taxes and provisions) was derived from international operations. The Group’s total profit (before taxes and provisions) attributable to international operations decreased by 2.0% in 2002, from €201.2 million in 2001 to €197.3 million.

      Our presence abroad has tended to center on areas with strong concentrations of Greek immigrants to whom we provide traditional banking services. Our policy, going forward, is to rationalize our international network and to focus on the Bank’s regional strength in southeastern Europe. We intend to expand our presence in growth areas and develop, in particular, our wholesale banking business, by targeting major financial centers to which we can offer Greek and Balkan risk. Our retail banking presence in some geographic areas may only be justified by our success in niche markets in which we have the ability to exploit competitive advantages. In this regard, we have consolidated the management of our operations in the United States to centralize and strengthen control over our various U.S. branches.

      We intend to capitalize on our position as the leading financial services group in Greece in order to expand our markets and build a strong regional presence in southeastern Europe. The primary focus of our expansion efforts is in the Balkan region where we believe there is opportunity for growth as a result of the deregulation and the gradual development of those markets. The Bank already offers commercial banking services to selected customers in the region through its branches in Albania, Bulgaria, Serbia-Montenegro and Romania. We intend to build on these efforts by introducing a full range of financial products and services in the Balkan region as these markets develop. For example, we are currently in the process of evaluating the possible terms and conditions under which an acquisition of Banca Romaneasca could be successfully completed, though we do not expect this process to have been completed before the end of July 2003. Banca Romaneasca is a bank with 23 branches in Romania that specializes in retail banking and servicing small- and medium-sized enterprises.

      Our international network is described below:

National Bank of Greece S.A.: Foreign Branches

      The Bank currently has 19 foreign branches in ten countries including one in the United Kingdom, one in Guernsey, one in Germany, 12 in the Balkans, one in the Netherlands, one in France, one in Cyprus and one in Egypt. Additionally, it has four overseas representative offices (one in Europe, two in Australia and one in Turkey). The London branch principally serves large corporate and shipping clients and conducts treasury activities for the Group. The majority of assets and loans of the Bank attributable to its foreign branches are held in London. The Bank believes that the Balkans represent a significant growth area for its international operations. Due to its close proximity to, and familiarity with, the region, the Bank believes it will enjoy significant competitive advantages in the Balkans over other foreign and Greek banks. Currently, the Bank’s Balkan branches lend primarily to certain of the Bank’s established Greek corporate clients operating in those countries, but also to certain local corporate clients that have significant liquid assets and other collateral. As part of our effort to rationalize and restructure our international operations, our subsidiary bank in France, BNG France, was absorbed by the Bank, and we now operate in France through a branch in Paris. In February 2003, we closed our branches in Dusseldorf and Munich.

      The table below provides certain financial information of the Bank’s foreign branches as at and for the year ended December 31, 2002, on a total basis before consolidation adjustments:

The Bank’s Foreign Branches

	EUR	U.S.$(1)

	(in millions)	(in millions)
Total Assets	5,874	6,911
Net Loans	2,254	2,652
Total Deposits	4,633	5,451
Profits/(Losses) Before Taxes and Provisions	(82)	(96)

(1)	Solely for convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of U.S.$1.00 = €0.8499 on May 30, 2003.

     The table above relates solely to the Bank’s foreign branches and not to the branches of the Bank’s foreign subsidiaries.

Atlantic Bank of New York

      Atlantic Bank of New York (“ABNY”) is a full-service commercial bank which provides commercial and retail banking services. Atlantic Bank has 20 branches. ABNY conducts the majority of its business from offices in the metropolitan New York city region and to a lesser extent from two locations in the Boston, Massachusetts area. Atlantic Bank of New York also owns seven subsidiary companies: Atlantic 960 Corp., Atlantic Financial

Services, Inc., Gramercy Leasing Services, Inc., Beta Investment, Inc., (which wholly owns Omega Commercial Mortgage Corp.), Standard Funding Corp, Atlantic Mortgage Capital, Inc. and A.B. Global Corp. In May 2002, Atlantic Bank acquired Yonkers Financial Corporation, a NASDAQ-listed bank specializing in retail banking and mortgage loans, with a view to enhancing its services to small- and medium-sized entities and expanding its customer base. Atlantic Bank paid a purchase price of U.S.$67.3 million. The total cost of the acquisition, including options held by employees and the employee share option plan, was U.S.$69.6 million. The integration of Yonkers Financial Corporation into ABNY was successfully completed in 2002. As a result, ABNY significantly expanded its customer base and originated U.S.$80 million in new mortgage loans in 2002. Certain financial information with respect to Atlantic Bank as at and for the year ended December 31, 2002 is provided in the table below:

Atlantic Bank(1)

U.S.$

(in millions)
Total Assets	2,759
Net Loans	1,192
Total Deposits	1,656
Profits/(Losses) Before Taxes and Provisions	50

(1)	Including Yonkers Financial Corporation which was acquired in 2002.

National Bank of Greece (Canada)

      National Bank of Greece (Canada) has its headquarters in Montreal and has ten branches across Canada as well as one wholly-owned subsidiary, NBG Securities, Inc., which is involved in the distribution of mutual funds. NBG Canada offers a wide range of commercial and retail banking services focused on real estate financing. NBG Canada also engages in primary and secondary trading of Greek Government securities, other sovereign bonds and equity securities. In 2002, NBG Canada installed the Globus system, a well-established full-range banking application. Certain financial information with respect to NBG Canada as at and for the year ended December 31, 2002 is provided in the table below:

NBG Canada

	Canadian
	dollars	U.S.$(1)

	(in millions)	(in millions)
Total Assets	531	387
Net Loans	407	297
Total Deposits	472	344
Profits/(Losses) Before Taxes and Provisions	8	6

(1)	Solely for the convenience of the reader, the translation of Canadian dollars into U.S. dollars has been made at the Noon Buying Rate of U.S.$1.00 = 1.3712 Canadian dollars as at May 30, 2003.

The South African Bank of Athens Ltd.

      The South African Bank of Athens Ltd. (also known as “SABA”) has 15 branches across South Africa, primarily in urban centers with substantial Greek ethnic populations. SABA offers traditional commercial and retail banking services, with particular emphasis on retail services for the Greek immigrant community. In 2002, SABA completed its pilot program for provision of mobile banking services, which it intends to implement on a permanent basis. Certain financial information with respect to SABA as at and for the year ended December 31, 2002 is provided in the table below:

SABA

	South African
	rand	U.S.$(1)

	(in millions)	(in millions)
Total Assets	476	59
Net Loans	327	41
Total Deposits	421	52
Profits/(Losses) Before Taxes and Provisions	(18)	(2)

(1)	Solely for the convenience of the reader, the translation of South African rand into U.S. dollars has been made at the Noon Buying Rate of U.S.$1.00 = 8.0350 South African rand as at May 30, 2003.

National Bank of Greece (Cyprus) Ltd.

      The National Bank of Greece (Cyprus) Ltd. has 25 branches, six foreign exchange bureaus and 19 ATMs located across southern Cyprus, including its headquarters in Nicosia. NBG Cyprus provides a wide range of commercial and retail banking services, with particular focus on the tourist industry. NBG Cyprus has established a mutual fund management company in Cyprus, Ethniki Mutual Funds, Ltd., which should commence operations once relevant legislation governing the operations of mutual fund companies has been passed in Cyprus. The increased number of customers and the growth of its loans and deposits portfolio reflect the expansion of NBG Cyprus’ customer base through the introduction of new mortgage and retail credit products and the increase in its number of ATMs from nine at December 31, 2001 to 19 as at the same date in 2002. As a result, NBG Cyprus was able to improve its profitability and increase its local market share during the course of 2002. Certain financial information with respect to NBG Cyprus as at and for the year ended December 31, 2002 is provided in the table below:

NBG Cyprus

	Cyprus pounds	U.S.$(1)

	(in millions)	(in millions)
Total Assets	454	915
Net Loans	344	693
Total Deposits	400	806
Profits/(Losses) Before Taxes and Provisions	6	12

(1)	Solely for the convenience of the reader, the translation of Cyprus pounds into U.S. dollars has been made at the rate of U.S.$1.00 = 0.4961 Cyprus pounds determined by reference to the fixing rate as announced by the Cyprus central bank as at May 30, 2003.

Stopanska Banka A.D.

      In April 2000, we acquired 65.0% of Stopanska Banka’s share capital and have subsequently increased our interest to 71.2%. Stopanska Banka is a commercial bank, headquartered in Skopje and registered in the Former Yugoslav Republic of Macedonia (“FYROM”), that provides payment transfer, credit and deposit-taking services in its home country and abroad. Stopanska Banka operates domestically and is the largest bank in FYROM, with 25 branches, which in turn manage 29 sub-branches, pursuant to Stopanska Banka’s branch network reorganization during 2002. During 2002, Stopanska Banka continued to improve its loan portfolio with further write-offs and targeting of highly credit-worthy customers. Despite economic and political instability in the FYROM, Stopanska Banka continued the reorganization and restructuring of its business structures. As part of this process, Stopanska Banka installed the Globus system, and began the installation of the “SAP”, a well-known enterprise resource planning system, in order to support its financial accounting systems. Certain financial information with respect to Stopanska Banka as at and for the year ended December 31, 2002 is provided in the table below:

Stopanska Banka

	Macedonian
	denars	U.S.$(1)

	(in millions)	(in millions)
Total Assets	24,491	469
Net Loans	5,664	109
Total Deposits	18,653	357
Profits/(Losses) Before Taxes and Provisions	(269)	(5)

(1)	Solely for the convenience of the reader, the translation of Macedonian denars into U.S. dollars has been made at the fixing rate as announced by the central bank of the former Yugoslav Republic of Macedonia of U.S.$1.00 = 52.1954 Macedonian denars as at May 30, 2003.

United Bulgarian Bank

      We acquired 89.9% of the share capital of United Bulgarian Bank (referred to in this Annual Report as “UBB”), in July 2000 for approximately GRD 72 billion or €211 million. UBB is a commercial bank, headquartered in Sofia, which provides retail, commercial and corporate finance services in Bulgaria. In 2002, UBB rationalized its branch network by closing down 42 unprofitable units and currently has a distribution network comprising 104 banking units. UBB was the second largest bank in Bulgaria in terms of shareholders equity, as at December 31, 2002. UBB operates approximately 291 ATMs (with a market share of approximately 36.0%) and 966 POS units in Bulgaria, which it estimates represents a market share of approximately 36.0%. UBB believes that its reputation in Bulgaria is that of being the most innovative, modern and technologically-advanced bank, with impressive penetration of the domestic e-banking market (users in 2002 tripled as against 2001, and approximately 19.0% of UBB’s total transactions were effected through e-banking). During 2002, UBB launched the first corporate bond through an initial public offering of securities in Bulgaria. Also in 2002, UBB installed Globus software, with a view to enhancing methods for approving and monitoring its loan portfolio. In recognition of UBB’s growth dynamic and strong capital base, Standard & Poor’s and Fitch’s rating services increased its credit ratings to that equivalent to the state of Bulgaria, the highest possible rating for a Bulgarian enterprise. UBB works closely with Interlease, the Bank’s leasing subsidiary, and the Bank’s branch in Sofia for the development of the Group’s plans in the Balkans. As a part of its reorganization and modernization plans, new computer software is being installed with a view to improving monitoring of the Bank’s operations and supporting the marketing of new products such as consumer loans and credit cards.

      UBB has estimated market shares in Bulgaria of 9.5% in relation to retail loans and approximately 15.0% in relation to deposits. UBB’s management estimates that it also holds 31.0% of market share with respect to debit cards in Bulgaria.

UBB

	Bulgarian
	leva	U.S.$(1)

	(in millions)	(in millions)
Total Assets	1,649	997
Net Loans	671	406
Total Deposits	1,355	819
Profits/(Losses) Before Taxes and Provisions	59	36

(1)	Solely for the convenience of the reader, the translation of Bulgarian leva into U.S. dollars has been made at the rate of U.S.$1.00 = 1.6544, the fixing rate as announced by the Bulgarian central bank as at May 30, 2003.

Non-Banking Subsidiaries

NBG Venture Capital Management

      NBG Venture Capital Management, a Greek company, manages the Group’s venture capital activities in Greece, the wider southeastern European region and certain parts of western Europe in which Greek businesses are active. NBG Venture Capital Management reviews investments in all business sectors (with the exception of shipping and real estate), but focuses on high-tech industries, in which there are significant opportunities for high-growth investments. Besides offering services to NBG Greek Fund and NBG Balkan Fund, which operate as offshore funds in Cyprus, the company offers consulting services to three other investment funds established by the Group in 2001: NBG Technology Fund (a joint venture with Microsoft), Turkish Private Equity Fund, and Innovative Enterprises S.A. (known commercially as “iVen”). The NBG Venture Capital Management funds (managed through NBG Greek Fund, NBG Balkan Fund and NBG Technology) have a capitalization of approximately €150 million as at December 31, 2002. In 2002, the Group launched NBG Emerging Europe Fund, with a total capital of €30 million, which will absorb the extant investments of NBG Balkan Fund, a process that is expected to be completed in 2003. At December 31, 2002, total invested funds amounted to €7.5 million, €4.1 million and €2.8 million for NBG Greek Fund, NBG Balkan Fund/ NBG Emerging Europe Fund and NBG Technology Fund, respectively.

NBGI Private Equity

      NBGI Private Equity Limited, a subsidiary of NBG International, manages the NBG Technology Fund and the NBG Private Equity Fund LP, each with an initial capitalization of €100 million. This company, founded in 2000, targets investment opportunities in western European small- and medium-sized companies.

Interlease A.D.

      Interlease provides leasing services in Bulgaria through its branch in Sofia, Bulgaria. The company offers primarily industrial equipment leasing services. As at December 31, 2002, Interlease had assets of €33.6 million and revenues of €3.0 million. In 2002, Interlease saw a substantial growth in assets, reflecting the growth and the quality improvement in its leasing portfolio. In keeping with our cross-selling strategy, Interlease intends to market its leasing services in Bulgaria to customers of UBB and of the Bank’s branch in Sofia.

ETEBA Bulgaria

      ETEBA Bulgaria is our investment banking subsidiary based in Sofia, Bulgaria, which commenced its operations at the end of 1999. ETEBA Bulgaria’s investment banking activities include financial consultancy services for privatizations, as well as for acquisitions and mergers, brokerage services for shares listed on the Sofia Stock Exchange and financial analysis for selected companies and sectors. Its operations are centered in the city of Sofia.

ETEBA Romania

      ETEBA Romania, formerly named S.C. Top Invest S.A., is our investment banking subsidiary in Romania. ETEBA Romania’s investment banking activities include buying and selling securities on its own behalf and on behalf of third parties, underwriting the placement of securities from primary and secondary issues, providing agency and brokerage services, acting as custodian over funds and securities, executing orders in relation to securities, managing personal securities portfolios, market making and distributing investment funds. Its operations are centered in the city of Bucharest.

ETEBA Venture Capital Management

      ETEBA Venture Capital Management was established in 1998 and is based in Nicosia, Cyprus. It is active in the management of two funds: ETEBA Emerging Market Fund and ETEBA Estate Fund, which are organized in Cyprus.

Insurance

      We provide insurance services primarily through one of our subsidiaries, Ethniki Hellenic General Insurance Company S.A., which we refer to as “EH.” EH offers life, accident, and health insurance for both individuals and groups, and fire, calamity, credit, car, ship, plane and cargo insurance. We believe that through the consolidation and rationalization of our insurance operations, we will be able to meet the demands of the increasingly competitive and deregulated Greek insurance market.

      EH provides insurance products through 58 domestic branches (and 156 outlets that are dedicated exclusively to sales of life insurance), as well as through approximately 4,889 domestic independent insurance consultants and 1,400 domestic independent insurance agents. In addition, we intend to increase sales of EH’s insurance products to consumers through the Bank’s extensive branch network. We have continued to maintain our position in Greece as the largest provider of non-life insurance products, the second largest provider of life insurance products and the largest in overall insurance in Greece. At year end 2001, the last period for which data is currently available, our domestic market shares for non-life and life insurance products were 21.2% and 15.8%, respectively, based on statistics provided by the Association of Insurance Companies in Greece. In the first quarter of 2003, EH increased its share capital by €60.2 million in order to enhance its solvency margin.

      To facilitate EH’s expansion and further boost its profitability, we have developed new products, such as unit-linked, motor vehicle and health insurance products. EH also intends to enhance its real estate and securities portfolios. Moreover, with a view towards expansion in southeastern Europe, EH has established two Cypriot subsidiaries in collaboration with NBG Cyprus that are active in the life and general insurance sectors. EH is also operating in Romania, where it holds a 58.8% share in Societate Comerciala de Asigurare Reasigurare Eleno-Romana Garanta S.A.

      The tables below show the total revenues and assets, respectively, of EH’s insurance operations as at and for the years ended December 31, 2000, 2001 and 2002.

Total Insurance Operations Income

Total Insurance Assets

      We also provide insurance services through another of our subsidiaries, NBG Bancassurance Company. NBG Bancassurance Company acts as an agent in conjunction with our mortgage lending operations by providing intermediation services between our mortgage customers and insurance underwriters. NBG Bancassurance Company assumes no insurance underwriting risk itself. As at December 31, 2002, NBG Bancassurance had assets of €20.0 million and revenues of €2.5 million.

      The Greek insurance market is the least mature in the EU and we consider this market to have strong growth potential. Since 1993, the Greek insurance market has become significantly more competitive due to deregulation. This deregulation resulted from the implementation of EU directives intended to harmonize the insurance industry in the EU; these directives have opened the market by eliminating tariffs and permitting the provision of insurance services throughout the EU. In addition, these regulatory changes have liberalized certain technical requirements regarding supervisory powers, technical reserves, generation of statistical data and co-insurance. Because this deregulation has brought increased competition, it has forced many smaller insurance companies out of business. We believe that, in the future, the Greek insurance market will be serviced by a small number of large, adequately-capitalized and efficiently run insurance providers, such as EH within the NBG Group. We also anticipate that proposed changes to the Greek pension system may, if adopted, provide new opportunities for the private insurance sector in Greece.

      The increased competition in the Greek insurance market has resulted in lower insurance premiums and, consequently, lower operating margins. We are responding to these pressures by:

•	improving the range and flexibility of our products and services;

•	introducing new pension and health insurance products;

•	improving our sales network;

•	selectively developing our presence in the region of southeastern Europe and the Mediterranean; and

•	more effectively managing losses in the automobile and health insurance sectors, reducing the loss ratio, adjusting our pricing policy and, more generally, reducing our operating costs by streamlining our activities.

Significant Equity Method Participations

      Our equity method investment portfolio includes participations in Greek corporations that were acquired through various means, including:

•	direct investment;

•	debt-for-equity swaps under old legislation (since repealed); and

•	foreclosure proceedings on unpaid loans.

      The following table sets out equity participations with percentage holding in excess of 20% but less than 50% at December 31, 2002.

	December 31, 2002

	% Interest
	held by	Reported		Market
Name	Group	book value(1)		Value(2)

		(EUR	(U.S.$	(EUR	(U.S.$
		in thousands)	in thousands)(3)	in thousands)	in thousands)(3)
1. AGET Heracles — General Cement S.A. (listed)	27.1	217,176 (4)	255,531 (4)	117,088 (4)	137,767 (4)
2. Siemens Industrial S.A. (not listed)	30.0	14,016	16,491	n/a	n/a
3. Larko Metallurgical S.A. (not listed)	36.4	1,259	1,481	n/a	n/a
4. Phosphate Fertilizers Industry S.A. (not listed)	24.2	31,934	37,574	n/a	n/a
5. Planet Ernst Young S.A. (not listed)	25.0	3,246	3,819	n/a	n/a
6. Yes Leasing S.A. (not listed)	49.0	1,509	1,776	n/a	n/a

Total	n/a	269,140	316,672	117,088	137,767

(1)	As reflected in the U.S. GAAP Financial Statements of the Group at December 31, 2002 under the equity method of accounting.

(2)	Calculated only for companies traded on the ASE. Companies numbered two through six in the table above are not traded on the ASE.

(3)	Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of U.S.$1.00 = €0.8499 as at May 30, 2003.

(4)	We do not expect the difference between the book value and the market value of AGET Heracles – General Cement S.A. to be permanent and believe that it is principally attributable to the volatility and general decline during the period in the stock market prices of companies listed on the ASE, including AGET Heracles. The market value of the company exceeded its reported book value at certain dates during the period, and is currently higher than the market value as at December 31, 2002.

     Equity participations in which the percent of ownership interest held by the Group is less than 20% are accounted for using the cost method as the Group does not have the ability to influence the operations of the investees. Equity participations in which the percent of ownership interest held by the Group is greater than 20% but less than 50% are accounted for using the equity method because the Group can influence the operations of the investees.

Competition

      We compete with other banks, financial services firms and a wide range of insurance companies in providing mutual fund services, capital markets and advisory services and insurance. Internationally, we compete with banking firms of varying sizes and geographic scope.

      The Bank itself competes with national, regional and foreign banks throughout Greece and abroad. There were 39 universal banks, both domestic and foreign, in Greece at December 31, 2002. The top six banking groups in Greece accounted for approximately 91.5% of the total assets attributable to Greek banks as at that date. The largest foreign bank operating in Greece, Bank of Cyprus, had assets of €4,055 million, as at December 31, 2002 (the latest date for which such information is available), which represent approximately 2.5% of total bank assets in Greece attributable to Greek universal banks. Foreign banks held approximately 9.0% of total bank assets in Greece at December 31, 2002 (last date for which such information is currently available, according to our internal analysis of published financial statements). Management believes that this percentage has not changed significantly to date.

      The table below shows the breakdown of assets, loans outstanding and deposits in the universal banking sector for the Bank and its five main competitors in Greece as at December 31, 2002. These figures exclude specialized credit institutions and have been compiled by the Bank on the basis of publicly available information. These figures also exclude foreign banks, as no official information with respect to the year ended December 31, 2002 is available to date for such banks.

		% of total		% of total		% of total
Banks	Assets	market	Loans	market	Deposits	market

	(EUR		(EUR		(EUR
	in millions)		in millions)		in millions)
1. National Bank of Greece	49,161	30.3	18,147	21.1	41,446	33.0
2. Alpha Bank	27,264	16.8	15,782	18.3	21,327	17.0
3. EFG Eurobank Ergasias(1)	23,305	14.4	12,914	15.0	16,641	13.2
4. Agricultural Bank of Greece	16,801	10.4	11,993	13.9	12,966	10.3
5. Commercial Bank of Greece	16,554	10.2	10,101	11.7	13,170	10.5
6. Piraeus Group(2)	15,265	9.4	8,436	9.8	9,649	7.7

Total attributable to domestic universal banks	148,350	91.5	77,373	89.8	115,199	91.7

(1)	EFG Eurobank Ergasias acquired Telesis Bank in March 2002.

(2)	Comprising Bank of Piraeus and ETBA.

Regulation and Supervision of Banking in Greece

      The Bank of Greece is the central bank in the Hellenic Republic. It is responsible for the licensing and supervision of credit institutions in Greece. The central bank grants a banking license only if the requirements of the EU Council’s First and Second Banking Directives on the Authorization of Credit Institutions are met. Before these EU Directives took effect, banks in Greece were required to obtain prior authorization for significant organizational and operational changes, such as establishing subsidiaries, opening branches, expanding geographically and operating in foreign currencies. In contrast, the current system permits banks to engage in such activities without prior authorization of the central bank, subject to the notification of the central bank in certain cases and to compliance with minimum initial capital requirements.

      The EU Council’s main directives on regulation of credit institutions have been adopted under Greek law, including:

(a)	the first (77/780/EEC) and the second (89/646/EEC) Directives, and their successive amendments, on the coordination of laws, regulations and administrative provisions relating to the taking up and pursuit of the business of credit institutions, which were implemented by Greek Law 2076/01.08.1992.

(b)	the Own Funds Directive (EU Council Directive 89/299), which defines a credit institution’s regulatory capital and was adopted under Greek law pursuant to Act No. 2053/18.03.1992 of the Governor of the Bank of Greece;

(c)	the Solvency Ratio Directive (EU Council Directive 89/647) and its successive amendments, which were adopted under Greek law pursuant to Act No. 2054/18.03.1992, amended by Acts No. 2479/27.08.2001 and No.2512/30.12.2002 of the Governor of the Bank of Greece;

(d)	the Large Exposures Directive (EU Council Directive 92/121) on the supervision and monitoring of large exposures of credit institutions, which was adopted under Greek law pursuant to Act No. 2246/16.09.1993 of the Governor of the Bank of Greece;

(e)	the Second Consolidated Supervision Directive (EU Council Directive 92/30) on the supervision of credit institutions on a consolidated basis (amending the First Consolidated Supervision Directive), which was implemented by Presidential Decree 267/1995; and

(f)	the Capital Adequacy Directive (EU Council Directive 93/6) and its amendment (EU Council Directive 98/31), which were fully implemented by Greek Laws 2396/1996, 2937/2001 and Acts No. 2397/07.11.1996 and No. 2494/27.05.2002 of the Governor of the Bank of Greece.

      To prepare for Greece’s participation in European Monetary Union, significant changes were made to the regulatory framework of the central bank. In particular, its by-laws were amended to reinforce the central bank’s independence from the State and to provide for new enforcement powers to enable better supervision of credit institutions.

      In accordance with Greek Law 2832/2000, in cases of breach of the regulatory framework, the Bank of Greece has the power to impose sanctions against credit institutions. These sanctions may consist of a compulsory deposit, equal to 40% of the amount of the violation, in a non-interest bearing account of the central bank or, if the amount of such violation cannot be determined, a compulsory interest free deposit of up to €8,804,109, in each case for up to one year and/or a fine payable in favor of the Hellenic Republic to be calculated either as a percentage of 40% of the amount of the violation or as a one-off payment of €880,411, which may be increased to €1,467,351 in case of a repeat violation.

      Also pursuant to the new regulatory framework, credit institutions and public authorities must supply the central bank with all information relating to credit control. The central bank has the power to inspect the books and records of credit institutions that are potential violators.

History and Deregulation

      Historically, the Greek banking system was subject to strict regulatory requirements, including restrictions on:

•	freely determined interest rates;

•	the financing of various sectors of the economy (i.e., how, when and where public entities, such as wholly-owned utility companies, could invest their assets); and

•	certain financial service activities in the foreign exchange market.

      Since the late 1980s, but predominantly in the early 1990s, a gradual relaxation of the strict regulatory environment in Greece took place due to:

•	increasing interdependence of national economies;

•	increasing international pressure for the opening of markets; and

•	anticipation of EMU.

      Liberalization of capital movements, through implementation of relevant EU Directives, and in particular the Second EU Banking Directive, also contributed substantially to deregulation.

Interest Rates

      Beginning in 1987, minimum interest rates gradually replaced interest rates previously imposed by the central bank. Administratively determined interest rates were finally abolished in 1992. The removal on March 8, 1992 of an established minimum rate for savings deposits was the first step towards full deregulation of bank interest rates. Since then, Greek banks have been free to negotiate interest rates with customers based on market conditions. In addition, a number of limitations on bank financing of certain economic activities were eliminated in 1991. As a consequence, credit institutions were allowed to negotiate freely and grant new types of loans without limitations on the rate of interest, including loans for:

•	working capital;

•	the purchase of fixed assets and equipment;

•	the repair and purchase of real estate in Greece and the construction of buildings;

•	the sale of durables on credit; and

•	consumer credit and personal loans.

Foreign Exchange

      Deregulation of the Greek financial services sector was accelerated by adoption of Greek Presidential Decrees 96/1993 (and corresponding Acts of the Governor of the Bank of Greece No. 2199, 2200, 2201/07.03.1993), 104/1994 (and corresponding Acts of the Governor of the Bank of Greece No. 2301, 2302, 2303/16.05.1994) and Greek Law 2076/1992 (implementing the second EU Banking Directive). Greek Law 2076/1992 decriminalized violations of foreign exchange regulations, although such violations are still subject to fines in some cases. Since 1991, borrowers have been permitted to borrow in foreign currencies for all legitimate business purposes at interest rates and on terms freely negotiated between the parties. Beginning in January 1992, banks licensed in Greece to engage in foreign exchange transactions were permitted to enter into spot, forward, swap and similar transactions in the foreign exchange market, pursuant to Act 1986/1991 of the Governor of the Bank of Greece.

      In 1994, natural persons and legal entities in Greece could, pursuant to Act 2344/94 of the Governor of the Bank of Greece, for the first time engage freely in foreign currency transactions in foreign countries by filing an application with any bank. Credit institutions in Greece were also authorized to accept deposits made by natural persons and legal entities in foreign currency.

      Since July 1997, by virtue of Act 2416/1997 of the Governor of the Bank of Greece, natural and legal persons (other than those created under public law, such as public utilities) that are Greek residents are free to open and maintain, without restrictions, accounts in foreign currencies with Greek credit institutions. Previously, a depositor was required to file a special statement on the origin of the foreign currency. A 2% requirement of redeposit and assignment, which currently applies to deposits in euro, applies to foreign currency deposits as well.

      Act 2417/1997 of the Governor of the Bank of Greece amended Presidential Decrees 96/1993 and 104/1994 on capital movements and, in particular, abolished:

•	the requirement that Greek residents convert proceeds derived from investments made abroad into drachma for deposit in Greek credit institutions; and

•	the maximum threshold (equal to €20,000) on transfer of payments, including bank notes and personal checks, by a natural person.

      Greek Law 2842/2000 on the adoption of supplemental measures for the implementation of European Council Regulations 1103/97, 974/98 and 2866/98, as in force, has replaced the Greek drachma with the euro as the currency of the Hellenic Republic with effect from January 1, 2001.

      Drachma banknotes and coins remained legal tender in Greece until February 28, 2002.

      Under article 4 of Greek Law 2842/2000, effective January 1, 2001, credit institutions operating in Greece and authorized to enter into foreign currency transactions can freely enter into transactions of any type in foreign currencies and foreign notes, on their own account and at their own risk, in accordance with the provisions in force.

      Furthermore, credit institutions operating in Greece issue daily and publish rate bulletins of buy/sell exchange rates of foreign currencies and notes for the purposes of trading with the public. The relevant bid/offer spreads are determined freely. The Bank of Greece publishes daily reference exchange rates of the euro against foreign currencies based on the corresponding foreign exchange rate bulletins of the European Central Bank. “Open-cry” negotiated rates through the “fixing” mechanism of Greek drachma against foreign currencies have been abolished. As a result, any reference to those rates in statutory, administrative, regulatory and contractual provisions is replaced by reference rates published by the central bank of Greece, unless otherwise provided or agreed upon.

Secured Lending

      Since 1992, Greek Law 2076/1992 has permitted mortgage banks to grant to customers loans and credit that are secured by Greek real and personal property and certain types of personal security, such as cash.

      Pre-notation filings (prosimiosi), which are less expensive and easier to record than mortgages, may be converted into full mortgages upon receiving a final judgment from the relevant Greek court in the event of default.

Compulsory Deposits with the Central Bank

      The compulsory reserve requirement framework of the Bank of Greece has been altered in line with Eurosystem regulations. Effective July 10, 2000, reserve ratios are determined by category of liabilities and replace the single reserve ratio of 12% previously in force for commercial banks. The reserve ratio is set at 2% for all categories of liabilities comprising the reserve base, with the exception of the following liabilities to which a zero ratio applies:

•	deposits with agreed maturity over two years;

•	deposits redeemable at notice over two years;

•	repos; and

•	debt securities with agreed maturity over two years.

      This requirement applies to all credit institutions, as well as the Postal Savings Bank.

Guidelines for Risk-based Capital Requirements

      Banking regulatory authorities of the major industrialized countries have worked together in recent years to develop international capital adequacy guidelines based on the relationship between a bank’s capital and its risks.

In July 1988, the Basle Committee on Banking Supervision adopted risk-based capital guidelines, which are implemented by banking regulations in the countries that endorse the Basle standards, including the Hellenic Republic. These guidelines are intended to reduce competitive inequality among international banks by harmonizing the regulatory definition of capital for the purpose of asset-risk evaluation and establishing a uniform target-capital adequacy ratio.

      The harmonization of credit institution standards is a key part of the program to create an internal banking market in the EU. In 1989, the EU Council of Ministers adopted a directive on the administration of the “own funds” of credit institutions, known as the “Own Funds Directive,” and a directive on the solvency ratio for credit institutions, known as the “Solvency Ratio Directive.” Both directives were codified by Directive 2000/12/20.03.2000

      The Own Funds Directive defines regulatory capital, for the purposes of computing a capital adequacy ratio, as the sum of certain items constituting “core or Tier I capital” and other items constituting “supplementary or Tier II capital.” The directive closely traces the mechanics of the Basle Committee guidelines.

      The substantive risk-based capital rules contained in the Solvency Ratio Directive generally adopt the Basle Committee guidelines into EU law. The Solvency Ratio Directive determines the credit risk of a bank’s assets by multiplying (1) the balance sheet value of each asset by (2) the relevant risk weighting, to produce a risk-adjusted value. For off-balance sheet items, a two step risk-adjustment is applied, taking into account the nature of (1) the financial instrument concerned and (2) the counterparty involved. For off-balance sheet items concerning interest rates and foreign exchange rates (such as swaps, forwards and options), regulatory authorities prescribe measurement based on a mark to market approach, or either current or original exposure. As of January 1993, credit institutions in EU member countries must maintain capital adequacy of at least 8%.

      Upon implementation of the Capital Adequacy Directive, the capital requirements for a credit institution in relation to its country-specific credit risks are calculated based on the credit institution’s investment portfolio, consisting of the assets and off-balance sheet transactions that are not included in its trading book. Prior to the implementation of the Capital Adequacy Directive in Greece, capital requirements were calculated based on all asset items and off-balance sheet transactions according to statutory provisions established by the central bank.

      The level of a credit institution’s regulatory capital required to provide a cushion against trading book exposures depends on the methodology used for measuring general and specific position risks related to traded debt and derivative instruments, equities and equity derivatives, as well as counterparty risk of over-the-counter derivatives, repo and reverse repo, concentration and settlement risk of all the trading book items and foreign exchange risk of the total of on and off-balance sheet items.

      Under the Basle standards, supervisory authorities in each jurisdiction have some discretion in determining whether to include particular instruments as capital under the risk-based capital guidelines and whether to assign different weights, within a prescribed range, to various categories of assets to reflect their relative security.

      The Basle Committee’s risk-based guidelines require a bank to have a minimum ratio of capital to assets and the off-balance sheet items, determined on a risk-weighted basis, of at least 8%. At least half of the required capital must be “Tier I” capital and the rest “Tier II” capital. According to guidelines established by the Bank of Greece’s, regulatory capital calculated in accordance with the parameters set forth below.

      Tier I capital, or core capital, which includes:

•	ordinary shareholder’s equity;

•	reserves created by appropriations of retained earnings, share premia and other surpluses;

•	retained earnings;

•	innovative Tier I instruments such as perpetual non-cumulative preferred stock;

•	minority interests; and

•	negative consolidation differences.

      However, the following must be deducted from Tier I capital:

•	all holdings of own shares and Tier I paper;

•	past and current year’s net losses;

•	goodwill;

•	interim unpublished net losses;

•	positive consolidation differences.

      Tier II, or supplementary capital, includes:

•	fixed assets revaluation reserves;

•	reserves against general banking risks;

•	cumulative dated preferred stock and dated subordinated debt with a minimum maturity of five years under certain conditions; and

•	other undated quasi-equity capital instruments under conditions, such as cumulative preferred stock and mandatorily convertible debt instruments.

      The following must also be deducted from the sum of Tier I and Tier II capital:

•	investments in unconsolidated subsidiaries and other financial institutions amounting to more than 10% of their capital;

•	the sum of all holdings in other financial institutions’ capital in excess of the equivalent of 10% of the credit institution’s eligible Tier I and II capital base;

      According to Circular No. 17/21.10.2002 of the Governor of the Bank of Greece certain innovative Tier I instruments may be included, subject to stringent conditions, in Tier I capital of credit institutions in Greece.

      A bank’s Tier II capital may not exceed its Tier I capital. There are also limitations on the maximum amount of certain Tier II items that may be counted towards a bank’s capital requirements. In particular, cumulative fixed term preferred stock and subordinated debt with minimum maturity of five years may not exceed 50% of Tier I capital. Moreover, innovative Tier I capital may not exceed 15% of core Tier I capital.

      To assess the capital adequacy of banks under the risk-based capital guidelines, a bank’s capital is related to the aggregate risk of its assets and off-balance sheet exposure, which are weighted according to four broad categories of risk (each reflecting the collective likelihood of loss, non-performance or default) — 0%, 20%, 50% and 100%. The risk-based capital guidelines also set credit conversion formulas for measuring risk relating to off-balance sheet items, including financial guarantees, letters of credit and foreign currency and interest rate contracts.

      According to Act No. 2156/92 of the Governor of the Bank of Greece, all credit institutions operating in Greece are required to provide regulatory authorities with quarterly information on overall liquidity. This requirement became effective on May 31, 1993 and applies to:

•	domestic credit institutions;

•	Greek branches of EU banks; and

•	Greek branches of non-EU banks.

      Pursuant to Act No. 2442/29.01.1999 (as amended by Act No. 2513/15.01.2003) of the Governor of the Bank of Greece, credit institutions that have their registered office in Greece, as well as the branch offices in Greece of credit institutions whose registered seat is in a country outside the EU, must maintain loan loss provisions to at least a minimum amount to be calculated with reference to factors set forth under the Act. In certain circumstances credit institutions may use, as an alternative, the calculations that are included in the valuation report issued by their Internal Audit and submitted to and approved by the central bank. Under the Act, credit institutions must file reports to the central bank regarding the adequacy of their loan loss provisions quarterly, effective from September 30, 2002.

      The central bank keeps records of the information it receives, but does not require credit institutions to reach specific targets in relation to a liquidity ratio. To fulfil the liquidity requirement, each institution must submit completed liquidity tables. All assets and liability items are classified according to their relative remaining maturities.

      In an effort to control excessive exposure to a single or related borrowers, the central bank, through Act No. 2246/93, also known as the “Large Exposures Act,” adopted the EU Council’s Large Exposures Directive. An exposure is considered a large exposure if it exceeds 10% of the credit institution’s regulatory capital. This Directive, drawing on the European Commission’s 1986 recommendation, requires that credit institutions:

•	immediately notify the central bank of any excessive concentration of exposures; and

•	limit such concentrated exposures to a certain percentage of the credit institution’s regulatory capital.

      The Large Exposures Act imposes two limits on exposures. First, the value of each large exposure in the banking book may not exceed 25% of a credit institution’s regulatory capital. Second, total large exposures in the banking book for a given credit institution may not exceed 800% of its regulatory capital. A credit institution is allowed to exceed its large exposure limits only in relation to items included in its trading portfolio and is required to hold additional regulatory capital in such circumstances.

      In April 2003, the Basle Committee published its third consultive paper on the new capital adequacy standards, contemplating a “New Basle Capital Accord.” The New Basle Capital Accord proposals currently include a diversity of methodologies for the calculation of capital requirements in respect of credit risk and the operational risk (a newly-introduced term for the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events). The New Basle Capital Accord is currently expected to be finalized by the Basle Committee by the end of 2003 and to become effective in the various countries that participate in the Basle Committee at the end of 2006. If New Basle Capital Accord proposals are fully adopted by European Union legislation, the Bank may be required by its regulators to maintain higher levels of capital, which could decrease our operational flexibility and may increase our financing costs. Consequently, we cannot assure that the New Basle Capital Accord will not have a material adverse effect on our financial condition or results of operations in the future.

Additional Reporting Requirements

      All credit institutions operating in Greece are required to provide Bank of Greece with: (1) a quarterly report on capital adequacy; (2) a quarterly report on profitability and exposure to banking risks (according to Annexes 2 and 3 of Act No. 1313/88); (3) monthly data relating to open currency positions (according to Act No. 2291/94); (4) a quarterly report on loan loss reserves according to Act No. 2442/99 (amended by Act No. 2513/03); (5) a quarterly report on liquidity according to Act No. 2156/92; (6) a semi-annual report on cross-border credit exposures according to Act No. 2520/03; (7) a general annual audit report (according to Act No. 2438/98); (8) a semi-annual report on large exposures according to Act No. 2246/93; and (9) a semi-annual report on large borrowers according to Bank of Greece, Banking and Credit Affairs Committee resolutions 485/91 and 540/94.

Deposit Guarantee Fund

      In January 1993, the Greek Parliament adopted Law 2114/1993 on the introduction of a deposit protection fund. This Law was supplemented in July 1995 by the adoption of Greek Law 2324/1995, which took into account EU Council Directive 94/19 on deposit guarantee schemes, and further supplemented in June 2000 by the adoption of Greek Law 2832/2000. The Greek deposit guarantee fund took effect in September 1995. Currently, the fund, which is a private entity according to Greek Law 2832/2000, is administered jointly by the Bank of Greece and the Hellenic Bank Association, with the participation of the Ministry of Finance.

      The deposit guarantee fund is funded by annual contributions of participating credit institutions (and cooperative banks pursuant to Greek Law 2832/2000). The level of each participant’s annual contribution is generally determined according to certain percentages applied to the total amount of eligible deposits. If accumulated funds are not sufficient to cover the claimants whose deposits become unavailable, participants may be required to pay an additional contribution. However, this contribution may not exceed an amount equal to 300% of a bank’s last annual contribution. This additional contribution is set off against the annual contributions of following years. Greek law adopted the minimum level of coverage provided by the EU directive, which amounts to €20,000 per depositor per credit institution. Accordingly, credit institutions in EU states that belong to a system offering a higher level of coverage have a competitive advantage compared to Greek banks.

Prohibition of Money Laundering

      Articles 5 and 6 of Greek Law 2145/1993 implement some of the core provisions of EU Council Directive 91/308, regarding money laundering. In August 1995, the Greek Parliament adopted Law 2331/1995 (amended by Laws 2479/1997 and 2515/1997), which prohibits the use of the financial system to legitimize revenues generated from illegal activities. This Law implemented EU Council Directive 91/308. The main provisions of Greek legislation on money laundering are as follows:

•	money laundering is a criminal offense;

•	persons subject to the law include credit institutions, financial institutions, and insurance undertakings;

•	credit institutions (and other persons) are required to identify customers, retain documents and notify authorities of suspicious transactions;

•	provisions of private law and banking secrecy do not apply to money laundering activities; and

•	a public authority was established pursuant to Law 2331/1995 and is responsible for examining reports filed by banks with respect to suspicious transactions and for ensuring correct implementation of this Law.

      Several ministries, the central bank, the ASE, the Hellenic Bank Association and the Greek Capital Markets Commission are to participate in the administration of the public authority.

      In July 2002, the Greek Parliament adopted Law 3034/2002, which implemented the International Convention for the Suppression of the Financing of Terrorism, with which the NBG Group is fully compliant. Additionally, we fully comply with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (known as the “USA PATRIOT Act of 2001”), which took effect from October 2001 and which has implemented a range of new anti-money laundering requirements on banks and other financial services institutions worldwide.

Equity Participation by Banks

      Banks must follow certain procedures regarding holdings in other companies:

      Central bank. According to the Bank of Greece, Banking and Credit Affairs Committee resolution 80/15/29-8-2000, as recently amended by resolution 150/9/9-5-2003, credit institutions must obtain central bank approval to acquire a holding in the share capital of financial services companies, insurance companies, information technology and data processing companies, asset and liability management companies, stock and derivatives exchanges, the Central Securities Depository and the Derivatives Clearing House. Prior approval is required when:

•	a commercial or investment bank makes an initial investment in excess of €2.5 million or, in the case of all other credit institutions, an initial investment in excess of €0.5 million (up from €1.5 million and €0.3 million respectively, prior to the May 2003 amendment); and

•	an already existing participation is increased by an amount exceeding the limits set by the Bank of Greece, and which, calculated cumulatively over a calendar year, exceeds the lower of either of the two following thresholds:

—	2% of the credit institution’s own funds at the end of the previous six-month period; or

—	€8 million (up from €6 million prior to the May 2003 amendment).

      These thresholds do not include shares acquired through underwriting in the previous 12 months or shares acquired through subsidiaries in which the parent holds a stake of at least 20%.

      No prior permission is required for exceeding the limits set by the Bank of Greece if:

•	the credit institution already owns (directly or indirectly) more than 50% of the share capital or the voting rights, and its Capital Adequacy Ratio (solo and consolidated) exceeds 11% and the additional investment does not influence this ratio by more than one percentage point; and

•	the additional investment results from the distribution of bonus shares or the repurchase of shares sold on the ASE provided that, in the case of the latter, the repurchase is effected in the three-day period following the original sale, and the difference between the proceeds of the sale and the book value of the investment prior to the sale is debited to special non-distributable reserves or provisions.

      In addition, no prior permission is required for initial or additional investment via closed-end funds.

      Competition Commission. Subject to EU regulations, new and significant holdings (concentrations) must be reported to the Greek Competition Commission according to Greek Law 703/1977, as amended by Greek Law 2296/1995, Greek Law 2323/1995, Greek Law 2741/1999, Greek Law 2837/2000 and Greek Law 2941/2001.

      The ASE must be notified once certain ownership thresholds are crossed with respect to listed companies.

Strategy

      Our primary strategic objectives are to secure and expand our position as the leading provider of financial services in Greece, to enhance our profitability and operating efficiency and to expand selectively outside Greece, especially in the southeastern Europe, including the Balkans.

      We intend to achieve these objectives by:

•	continuously enhancing our revenue generation;

•	reducing cost and streamlining our operating structure to improve efficiency;

•	pursuing appropriate growth opportunities both domestically and abroad; and

•	continuing to improve the quality of the assets in the Bank’s portfolio.

      The detailed actions we are taking in order to implement this strategy are outlined below.

Increase Revenue Generation

Lend to Higher Margin Sectors of the Market

      In 2002, the Bank’s loan portfolio (net of provisions) grew by 0.1%, while its portfolio of government securities increased by 2.5%. Moreover, with improved lending procedures and a central marketing approach in place, the Bank is increasing its lending activities by selectively targeting sectors with higher interest rate margins, primarily small- and medium-sized corporate and retail customers. In 2002, the Bank decided to target lending to professionals and small businesses (with annual turnover of up to €1 million) as part of its retail banking activities and established the Trade Credit division to lead this initiative. We anticipate that focusing on this segment of the retail market will yield opportunities for cross-selling products and services and expanding our market share.

      In 2002, the Bank continued to be the market leader in responding to cuts in interest rates by the European Central Bank by reducing its own lending rates, reflecting our determination to promote growth in our consumer credit and mortgage lending products. The Bank reduced its lending rates twice in 2002 (on May 20 and December 10) and twice in the first six months of 2003 (on March 17 and June 12). See, in this Item 4.B, “Banking Activities in Greece — Commercial Banking — Lending Activities.”

Capitalize on Established Depositor Base

      Historically, the Bank has held the dominant market position in Greece with respect to retail deposits but, with the exception of mortgage lending, has not held a commensurate position with respect to retail loans and other retail products. Management estimates that approximately two-thirds of the working population in Greece currently entrust part of their savings to the Bank, which held approximately 8 million private deposit accounts as at December 31, 2002. We believe that our substantial depositor base offers us a significant opportunity for revenue growth by offering a range of complementary financial services to our existing customers. As a group, we offer a wide range of banking, stock brokerage, insurance, asset management and investment products to retail customers as well as specific financial services (leasing, factoring, underwriting, treasury activities) to small and large corporate customers. We believe that we can greatly enhance our revenue by capitalizing on our cross-selling capacity, marketing the spectrum of our financial services and products to an established pool of customers, and have already begun to capitalize on this growth potential. Additionally, we plan to continue to establish and develop lending relationships through third-party distribution channels, such as retailers of cars and other durable goods. Retailers with whom we have relationships provide financing to customers for purchases, in connection with which the Bank provides factoring services. In 2002, approximately 62% of consumer loans disbursements made by the Bank were accomplished through these third-party distribution channels. Our new small business initiative targets primarily professionals and small business clients (up to €1 million annual income) who are existing customers of the NBG Group but do not have a corporate loan with the Bank. We believe that we can greatly increase cross-selling to these customers.

Upgrade Our Branch Network

      In order to support our cross-selling initiatives, we are seeking to develop our distribution channels to their maximum potential. While exploring and investing in alternative distribution channels, such as internet banking, we are simultaneously upgrading and restructuring our extensive branch network, which is our principal distribution channel. The Bank is currently implementing the final stage of its branch restructuring program, which aims at centralizing back-office operations, segmenting product groups within the branches and changing the layout of the branches to be more customer friendly. The product groups offered at the branch level include consumer credit, mortgage credit, small business credit, retail investment products, import/ export, and traditional deposit and loan banking. Front-office staff are given training with respect to all products and product segments offered through the branch network, as well as specialized training focused on the product group to which front-office employees are assigned. The Bank currently has 210 branches operating under the new organizational structure, all of which offer the full range of the Bank’s product groups. In addition, 125 retail banking branches had been restructured as at December 31, 2002. The retail banking branches offer traditional banking products as well as investment, consumer and mortgage credit products. Altogether, some 338 branches have already undergone restructuring and during the course of 2003, approximately 160 additional NBG branches will be reconfigured under this new banking model. Restructured branches cover, allowing for variations across types of operation, 66-94% of the Bank’s business volume and employ 75% of the network’s staff.

      As part of this restructuring, the Bank has removed credit-underwriting decisions from the branches and established credit centers to manage the lending approval process and ensure consistency in lending policies. The Bank now has a total of five credit centers in Greece, two in Athens, two in Thessaloniki and one in Patras. These credit centers manage the Bank’s lending to small- and medium-sized enterprises, while the Bank’s corporate banking division is responsible for the financing of large corporations. We anticipate that this consolidation will produce economies of scale, enabling us to reduce administrative costs and increase efficiency. In conjunction with this restructuring, we are reallocating and retraining personnel so as to minimize redundant responsibilities and optimize the value of our work force.

      Another of our objectives with respect to the Bank’s branch network restructuring is to minimize customer waiting time in our branches. To this end, the Bank currently has 1,074 ATMs and plans to supplement its existing network throughout this year, intending to have 450 additional units installed by the end of 2003. In addition, the services provided by the Bank’s existing ATMs have been expanded to include facilities for payment of bills, credit card balances and pre-payment of mobile phone credits.

Develop Alternative Distribution Channels

      The Bank continues to promote the provision of banking services through alternative distribution channels as a means of both enhancing our customer base and increasing efficiency. In November 2000, the Bank launched a nationwide e-banking platform, targeted at both retail and corporate clients. We currently have approximately 25,000 customers using our e-banking platform. We recently expanded the services offered on-line to include payment of Value Added Tax (known commonly in Europe as “VAT”) as well as credit card and insurance policy payments. A mobile telephone banking service was launched in December 1999. “Mobile Banking” allows customers to transact balance inquiries and request automatic SMS notification.

Capitalize on Fee-Related Activities

      The Bank intends to capitalize especially on opportunities to increase its revenue from fee-related activities. For example, the Bank is reviewing and modifying its pricing and commissions on several retail services, such as fees in relation to maintenance of savings accounts and to loan management for SMEs, to maximize revenue from such activities. Historically, the Bank’s fees in respect of certain retail services have been among the most competitive in Greece. Effecting marginal increases in such fees (retaining the most competitive pricing in Greece, but decreasing the spread between its fees and those of its competitors) has enabled the Bank to enhance its revenue generation and has not had a significant negative impact on its market share in relation to the relevant activities.

      Although our asset management and capital market related activities experienced negative growth in 2002, in common with most banks throughout Europe, the Group intends to boost its revenues from fund management by increasing both total funds under management as well as the number of funds offered to the public, and by continuing to pursue an aggressive marketing strategy. At the end of 2002, funds under management by Diethiniki Mutual Fund Management Co. stood at €4.2 billion, which represented 16.7% of the market in Greece. In addition, since the end of 2002 the Bank and Diethniki have been marketing the products of their newly established Luxembourg mutual fund subsidiaries, NBG Luxfinance Holdings S.A. and NBG Luxembourg Holdings S.A., to the Greek public. These companies manage NBG International Funds SICAV and NBG Synesis SICAV, which include umbrella funds that offer a broad range of investment options in equities, bonds and money market instruments. We intend to continue to pursue capital markets activities, which have been a significant source of revenue, as well as to pursue increased underwriting and investment banking fee revenues.

Improve Efficiency

Reducing Cost and Reorganizing our Operating Structure

      We intend to increase our efficiency and profitability by implementing a strict cost containment program and reorganizing our operations. We are focusing cost containment on restraining personnel expenses by limiting the hiring of new staff and reducing the amount of approved overtime. Since 2000, new hirings by the Bank have been limited to specially skilled personnel and mandatory hiring of persons with special needs (in compliance with Greek Law 1648/1988). As a result, our rate of new hiring has been substantially lower than that of attrition. In 2000, 2001 and 2002, the Bank offered an incentivized voluntary retirement program, in which 403, 251 and 725 employees elected to participate, respectively. In combination with 198 employees who left due to natural attrition, aggregate departures in response to the retirement program offset the 257 new hired personnel and the 179 employees who were transferred into the Bank by ETEBA and BNG France, led to an overall decrease of 487 employees for the one-year period ended December 31, 2002. We intend to continue to rely on strict hiring controls and attrition to reduce our total number of employees.

      Reorganization of our operations includes streamlining and restructuring various of the Group companies and activities. The Bank has now put in place a centralized budgeting process through which expenses and operating performance of each division are monitored on a monthly basis. Performance is regularly reviewed for cost efficiency, which is facilitating tighter controls with respect to major expenses.

Disposing of Non-Core Assets

      The Bank began disposing of non-core assets in 1996 as part of a strategy to streamline our operations. We intend to continue to divest non-core equity investments and real estate which are unrelated to our principal financial services businesses and commit the sale proceeds to more profitable activities. For a discussion of our significant divestitures since 1996, in keeping with our program of disposing of non-core assets, see Item 4.A, “Information on the Company — History and Development of the Company.”

      The Bank has also been consolidating remaining assets in its real estate portfolio that are unrelated to its principal financial services businesses into National Real Estate, one of our majority-owned subsidiaries. We anticipate that this consolidation will improve the management of our real estate portfolio through economies of scale and will facilitate our profitable development of our remaining properties.

Improving Technological Capacity for Integrated Management of the Group

      As a long-term investment to improve operating efficiencies and increase profitability, the Bank commenced a program of upgrading its information technology systems beginning in 1996. Reflecting its commitment to technology, the Bank estimates that it now has 1.1 computers per active employee (excluding auxiliary staff). In 1999, the Bank significantly upgraded its centralized network and branch infrastructure, and installed a Wide Area Network based on Windows NT software. All of the Bank’s operations, at both the branch and centralized levels, are supported by this technology. These systems are being progressively introduced to the other companies in our Group, such as National Insurance. The Bank also adopted new custodian and treasury systems for improved customer services management in 1999.

      We are making further technological investments in improved efficiency, including our investment in the “IRIS” program, an integrated retail banking system purchased from IBM, which supports almost the entire range of the Bank’s software applications in respect of its banking operations. The IRIS system is gradually replacing the existing on-line legacy systems and we believe it will provide the Bank with the flexibility to market new products and services. The Bank expects this will improve customer service and streamline operations by allowing for centralized and integrated treasury, risk management, customer cross-selling and financial reporting functions. One of the critical elements of the IRIS system is the Customer Relationship Administration (or “CRA”) system. The CRA system is intended to enable the Bank to maintain profiles of its customers based on the pattern of products and services they purchase and transactions they execute and facilitate the Bank’s cross-selling activities. To benefit from the capabilities of CRA, the Bank is currently updating its entire customer database.

      The Bank has installed SAP, an enterprise resource planning system, to support its Financial and Management Accounting, Real Estate and Property Management divisions and is currently implementing the Human Resource module.

      The Bank has also installed Sendero’s Asset and Liability Management system, which is a software application that assists overall strategic planning, management of balance sheet items and the development of new lines of products and services. Additionally, the Bank is currently implementing an advanced enterprise-wide risk management system by Algorithmics.

      The Bank is dependent on a few very well known suppliers of information technology equipment, systems and software. We believe this is a necessary condition to maintain a high quality of information technology equipment, systems and software and is in line with common best practices in the markets in which we operate.

      The Bank currently has a disaster recovery facility, which allows resumption of core operations and recovery of data within 24 hours (with the exception of certain electronic data, such as internet transactions and wire transfers, which may require more than 24 hours to recover). However, the Bank is in a process of upgrading systems and facilities in order to achieve recovery of core operations and data within four hours. Additionally the Bank plans within the following year to update its information technology security policy to meet its current operational needs. Special attention will be given to the communication of the new policy to officers and members of staff.

Pursue Internal and External Growth Opportunities

      Although the Bank intends to grow organically, it will nevertheless continue to evaluate acquisition, joint venture and partnership opportunities as they arise. The Bank’s management believes that the operating cashflows generated by the Group will allow the Bank to participate in the consolidation of the banking industry in Greece, as well as in the Bank’s expansion into other European markets. The Bank intends to adhere to its policy of pursuing only those acquisition targets that its management believes are consistent with its strategic focus and which will add value to shareholders in the medium- to long-term without jeopardizing its business plan and goals.

      Internationally, the Bank is strengthening its role as a regional player in southeastern Europe and the eastern Mediterranean. In 2000, the Bank made two strategically significant acquisitions in the region. These were the acquisition of 65% of Stopanska Banka, based in Skopje in the Former Yugoslav Republic of Macedonia and the acquisition of 89.9% of United Bulgarian Bank, the second largest bank in Bulgaria in terms of assets. We could in the future acquire an additional 10.0% interest in UBB, currently held by the European Bank for Reconstruction and Development pursuant to an option agreed in connection with our initial acquisition. At the end of 2002, the Bank operated four branches in Serbia-Montenegro and plans to open six more branches there by the end of 2003, subject to market conditions. We are also currently evaluating the possible terms and conditions under which an acquisition could be completed for Banca Romaneasca, a bank with 23 branches in Romania that specializes in retail banking and servicing small- and medium-sized enterprises. See, in this Item 4.B, “— International Operations.”

      At the same time, the range of the Group’s activity has been expanding to the major global financial centers so that the Bank is able to combine its expertise and experience of regional and domestic risks with the demand for such risk by the major international markets. This activity facilitates the transfer of international know-how toward the Greek market, and the NBG Group in particular, to help it become more competitive in the global marketplace. To further this objective, we acquired in May 2002, through Atlantic Bank of New York, Yonkers Financial Corporation, a NASDAQ-listed bank specializing in retail banking and mortgage loans with nine branches in New York State. We anticipate that these acquisitions will expand our customer base and facilitate our marketing of Greek regional investment opportunities to developed international markets.

      Domestically, the Bank continues to evaluate opportunities that could lead to the creation of a stronger financial group, contribute to the realization of our strategic goals and ultimately create shareholder value.

C.  Organizational Structure

      Historically, Greek law prohibited banks from engaging directly in financial service activities outside their traditional deposit and loan functions. Therefore, specialized financial institutions were established in Greece, each for the provision of a particular type of financial service. A Greek bank that sought to provide multiple financial services to its customers would create several subsidiaries, each a specialized institution within the bank’s integrated group of diverse financial services companies. As a consequence of this historical practice, the Greek financial services sector today is characterized by a group of specialized companies established around a principal bank. National Bank of Greece S.A. is such a principal bank, around which its consolidated subsidiaries are organized.

      Set forth below is a chart indicating the primary operating areas of, and the individual companies within, the Group.

	Bank’s Participation

Primary Operating Area	Direct	Indirect	Total

International banking activities
Atlantic Bank of New York	100.00%	—	100.00%
National Bank of Greece (Canada)	100.00%	—	100.00%
The South African Bank of Athens Ltd	85.49%	13.60%	99.09%
National Bank of Greece Cyprus Ltd	100.00%	—	100.00%
United Bulgarian Bank (UBB)	89.91%	—	89.91%
Investment banking and venture capital
NBG Venture Capital S.A.	—	100.00%	100.00%
National Development of Northern Greece S.A.	65.00%	—	65.00%
NBG Balkan Fund Ltd	100.00%	—	100.00%
NBG Greek Fund Ltd	100.00%	—	100.00%
ETEBA Emerging Markets Fund Ltd	100.00%	—	100.00%
ETEBA Estate Fund Ltd	100.00%	—	100.00%
ETEBA Venture Capital Management S.A.	100.00%	—	100.00%
NBG International	100.00%	—	100.00%
ETEBA Bulgaria A.D. Sofia	92.00%	8.00%	100.00%
ETEBA Romania S.A.	100.00%	—	100.00%
ETEBA Advisory	—	100.00%	100.00%
Innovative Ventures S.a. (I-Ven)	—	100.00%	100.00%
Financial Services
National Securities S.A.	100.00%	—	100.00%
Ethniki Kefalaiou S.A.	100.00%	—	100.00%
Diethniki S.A.	81.00%	19.00%	100.00%
National Management and Organization Company S.A.	100.00%	—	100.00%
Ethniki Leasing S.A.	93.33%	6.67%	100.00%
Ethniki Mutual Fund Management S.A.	100.00%	—	100.00%
National Securities Cyprus (Ethnosecurities)	—	100.00%	100.00%
NBGI Inc	—	100.00%	100.00%
NBGI Private Equity Limited	—	100.00%	100.00%
NBG Finance	100.00%	—	100.00%
Interlease A.D. Sofia	87.50%	—	87.50%
NBGI Jersey Ltd	—	100.00%	100.00%
NBG Luxembourg	94.67%	5.33%	100.00%
NBG Luxfinance	94.67%	5.33%	100.00%
NBG Asset Management	100.00%	—	100.00%
NBG International Asset Management	100.00%	—	100.00%
National Investment Company	36.42%	—	36.42%
Insurance
NBG Bancassurance S.A.	99.70%	0.30%	100.00%
Ethniki Hellenic General Insurance	73.54%	0.84%	74.38%
Business consulting
Ethnodata	98.41%	1.59%	100.00%
NBG Training Center S.A.	98.00%	2.00%	100.00%
Selected non-banking participations
NBG Management Services	100.00%	—	100.00%
National Real Estate	79.54%	0.60%	80.14%
DIONISOS S.A.	—	99.86%	99.86%
KADMOS S.A.	98.17%	1.83%	100.00%
EKTENEPOL Construction Company	—	100.00%	100.00%
Mortgage, Tourist PROTYPOS S.A.	—	100.00%	100.00%
ERMIONI S.A.	99.91%	0.09%	100.00%
GRAND HOTEL SUMMER PALACE S.A.	100.00%	—	100.00%
Hellenic Tourist Constructions S.A.	—	77.76%	77.76%
OLYMPIAS Tourism-Hotels S.A.	100.00%	—	100.00%
ASTIR PALACE VOULIAGMENIS S.A.	76.71%	1.25%	77.96%
ASTIR ALEXANDROUPOLIS S.A.	100.00%	—	100.00%
National Art S.A. (under liquidation)	100.00%	—	100.00%

D.	Property, Plants and Equipment

      We own approximately 2,451 properties, 1,716 of which include buildings. These properties are for the most part held free of encumbrances. Most of our properties are attributable to branches and offices of the Group through which we maintain our customer relationships and administer the Group’s operations. Most of our other properties have been acquired as a result of foreclosure on the collateral of defaulted loans. We are not aware of any environmental issues that may affect the Bank’s utilization of its assets.

      Our real estate portfolio was recorded at a cost of €769 million as at December 31, 2002, of which approximately €674 million, or 87.6%, is currently used as branches and offices of the Group and is recorded in our U.S. GAAP Financial Statements as “premises and equipment.” Those of our properties that have been acquired as a result of foreclosure on the collateral of defaulted loans had a book value of €95 million as at December 31, 2002 and are recorded as “other assets” in the Group’s U.S. GAAP Financial Statements. Management believes that in many cases the current market value of specific real estate assets would exceed their book value. We are not always able to realize the full market value of real estate which we are required to or wish to sell because of variations in the property market and legal impediments to the open market sale of such property. However, in order to expedite the process of divesting these non-core assets, we have simplified the auction process and have established a subsidiary, Ethniki Kefalaiou, which acquires from the Bank and its subsidiaries certain real estate assets with the sole purpose of realizing to the Group the value of such assets more efficiently.

      The Group’s most significant property is the Bank’s headquarters at 86 Eolou St., Athens, Greece. In 2002 an adjacent building which will function as an annex to our primary headquarters at 86 Eolou Street was completed. See Item 4.A, “Information on the Company — History and Development of the Company.”

      The table below identifies our significant real property holdings, as at December 31, 2002:

				Book Value
				(per our	Objective
				Greek annual	Value
				report dated	(as reported
				December 31,	by the tax
Address	Type of Property	Use	Area	2002)	authorities)

				(EUR in thousands)
1. 86 Eolou Str. & 6-8-10-12 Sophocleous Str	Block of multi-story buildings, listed on historical register	– Head office – Administrative services – Leased to Athens Stock Exchange	33,879 m2, on a site of 9,687 m [2]	52,609	52,332
2. I. Theotoki “Tafros” location Kerkyra	Land	To be developed	24,803 m2 partly zoned (expropriated)	3,940	20,824
3. 70 Th. Sofouli, Kalamaria, Thessaloniki	Land	To be developed	10,333 m2	210	19,205
4. Alifanta, “Kentro” location, Lesvos	Land	To be developed	2,477,192 m2	1,460	19,122
5. 12 Vas. Amalias Ave, Athens	Multi-story building	Administrative services	4,831 m2, on a site of 943 m2	4,796	14,745
6. Retsina and Hymettus Str. former “Akeretsina S.A.” Pireaus	Industrial	Rented (stores, small industries)	15,466 m2, on a site of 26,719 m [2]	4,207	14,454
7. 6 Kar. Serbias, Athens	Multi-story building	Administrative	5,115 m2 on a site of 480 m2	13,461	13,457
8. 38 Stadiou Str., Athens	Multi-story building, listed on historical register	Store & administrative services	8,820 m2, on a site of 1,700 m2	13,332	13,324

				Book Value
				(per our	Objective
				Greek annual	Value
				report dated	(as reported
				December 31,	by the tax
Address	Type of Property	Use	Area	2002)	authorities)

				(EUR in thousands)
9. 6 Aristotelous Square and 5 Ploutarchou	Multi-story building	Administrative services	5,759 m2, on a site of 879 m2	10,608	10,590
10. 14 Vas. Amalias Ave, Athens	Multi-story building	Administrative services	4,675 m2 on a site of 483 m2	3,221	9,903

      There are no environmental issues of which we are aware that could affect our utilization of these property holdings.

E.	Selected Statistical Data

      Information included in this section, except where otherwise stated, relates to the Bank and its subsidiaries. The statistical data presented below may differ from data included in the consolidated financial statements of the Group included elsewhere in this Annual Report. In certain cases, the statistical data is derived from statutory reports and from statistical data reported in the forms prescribed by the central bank for regulatory purposes. Such data are compiled as a normal part of the Group’s financial reporting and management information systems. Unless otherwise noted, amounts presented below are based on U.S. GAAP financial information.

Average Balances and Interest Rates

      The following table sets forth average balances of assets and liabilities of the Group for the years ended December 31, 2000, 2001 and 2002 and, for interest-earning assets and interest-bearing liabilities, provides the amount of interest earned or paid and the average rate of such interest for such asset or liability, as applicable. The table below has been calculated on the basis of average monthly balances.

	Year ended December 31,

	2000			2001			2002

	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate

			%			%			%

	(EUR in thousands, except percentages)
Assets:
Cash and due from banks	1,286,480	—	—	1,313,960	—	—	1,061,473	—	—
Obligatory deposits with central bank	5,263,387	267,401	5.08	780,317	32,537	4.17	689,771	24,146	3.50
Federal funds sold and securities purchased under agreements to resell	249,893	17,271	6.91	949,734	27,839	2.93	2,615,547	70,668	2.70
Interest bearing deposits with banks	4,403,334	348,804	7.92	8,898,875	443,319	4.98	6,932,301	216,012	3.12
Money market investments	217,811	15,395	7.07	118,917	5,987	5.03	201,871	6,343	3.14
Trading assets:
Debt, equity and derivative instruments	11,689,579	943,172	8.07	14,284,023	689,027	4.82	13,972,135	756,576	5.41
Securities:
Available-for-sale, at fair value	3,328,006	194,952	5.86	3,199,774	171,202	5.35	3,742,323	167,315	4.47
Held-to-maturity, at amortized cost	2,454,207	186,172	7.59	—	—	—	—	—	—
Loans	15,884,584	1,322,653	8.33	18,297,112	1,220,267	6.67	19,616,864	1,154,660	5.89
Less: Allowance for loan losses	(944,558)	—	—	(941,194)	—	—	(921,989)	—	—
Net loans	14,940,026	—	—	17,355,918	—	—	18,694,875	—	—
Intangible assets	99,607	—	—	115,762	—	—	164,652	—	—
Premises and equipment, net	687,959	—	—	639,472	—	—	792,376	—	—
Customer’s liability on acceptances	675	—	—	490	—	—	1,517	—	—
Accrued interest receivable	851,439	—	—	314,785	—	—	219,037	—	—
Other assets	1,897,535	76,067	4.01	2,542,521	31,131	1.22	4,919,096	20,978	0.43

Total Assets	47,369,938	3,371,887	7.12	50,514,548	2,621,309	5.19	54,006,974	2,416,698	4.47

	Year ended December 31,

	2000			2001			2002

	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate

			%			%			%

	(EUR in thousands, except percentages)
Liabilities:
Deposits	38,584,082	2,044,244	5.30	40,893,238	1,209,218	2.96	42,539,266	923,640	2.17
Central bank borrowings	84,197	7,551	8.97	74,040	7,348	9.93	52,967	5,140	9.70
Securities sold under agreements to repurchase	4,096,402	344,340	8.41	4,753,271	149,558	3.15	7,087,318	211,724	2.99
Other borrowed funds	207,492	17,693	8.53	197,784	9,147	4.63	148,241	5,654	3.81
Acceptances outstanding	675	—	—	490	—	—	1,517	—	—
Accounts payable, accrued expenses and other Liabilities	3,200,875	9,121	0.28	1,844,578	2,908	0.16	1,689,250	6,384	0.38
Long-term debt	284,211	19,639	6.91	292,337	14,932	5.11	560,985	22,481	4.01

Total Liabilities	46,457,934	2,442,588	5.26	48,055,738	1,393,111	2.90	52,079,544	1,175,023	2.26

Notes:

(1)	Non-accruing loans which have not been written off are included in “Loans,” above.

(2)	Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment to yield of the related loans.

(3)	Throughout 2001, the Bank ceased to accrue interest on commercial loans, residential real estate loans and credit card loans when they are delinquent for 180 days, 360 days and 100 days, respectively. With effect from January 1, 2002, due to regulatory changes in Greece, the Bank ceases to accrue interest on commercial loans and residential real estate loans when they are delinquent for 180 days, and for credit card loans when they are delinquent for 100 days.

Analysis of Changes in Net Interest Income and Interest Expense — Volume and Rate Analysis

      The following table analyzes the change in the Group’s net interest income attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective interest rates for the periods presented. Amounts due to changes in volume have been calculated by multiplying the change in volume during the year times the average rate for the preceding year. Amounts due to changes in rates have been calculated by multiplying the change in the current year average rate times the volume of the current year. The net change attributable to changes in both volume and rate has been allocated proportionately to the change due to average volume and the change due to average rate. The changes are calculated on the basis of the monthly average balance sheets set forth in the preceding table.

	2001 vs. 2002

	Total	Due to	Due to
	interest	change in	change in
	change	volume	interest rate

	(EUR in thousands)
ASSETS
Cash and due from banks and obligatory deposits with central bank	(8,391)	(3,776)	(4,615)
Federal funds sold and securities purchased under agreements to resell	42,829	48,829	(6,000)
Interest bearing deposits with banks	(227,307)	(97,970)	(129,337)
Money market investments	356	4,176	(3,820)
Trading assets and derivative instruments	67,549	(15,045)	82,594
Securities:
Available-for-sale, at fair value	(3,887)	29,029	(32,916)
Loans	(65,607)	88,017	(153,624)
Other assets	(10,153)	29,099	(39,252)

Total Assets	(204,611)	82,359	(286,970)

LIABILITIES
Deposits	(285,578)	48,673	(334,251)
Central bank borrowings	(2,208)	(2,091)	(117)
Securities sold under agreements to repurchase	62,166	73,439	(11,273)
Other borrowed funds	(3,493)	(2,291)	(1,202)
Accounts payable, accrued expenses and other liabilities	3,476	(249)	3,725
Long-term debt	7,549	13,722	(6,173)

Total Liabilities	(218,088)	131,203	(349,291)

	2000 vs. 2001

	Total	Due to	Due to
	interest	change in	change in
	change	volume	interest rate

	(EUR in thousands)
ASSETS
Cash and due from banks and obligatory deposits with central bank	(234,864)	(227,759)	(7,105)
Federal funds sold and securities purchased under agreements to resell	10,568	48,367	(37,799)
Interest bearing deposits with banks	94,515	356,109	(261,594)
Money market investments	(9,409)	(6,991)	(2,418)
Trading assets and derivative instruments	(254,145)	209,332	(463,477)
Securities:
Available-for-sale, at fair value	(23,751)	(7,513)	(16,238)
Held-to-maturity, at amortized cost	(186,172)	(186,172)	—
Loans	(102,386)	200,883	(303,269)
Other assets	(44,936)	25,855	(70,791)

Total Assets	(750,580)	412,111	(1,162,691)

LIABILITIES
Deposits	(835,026)	122,342	(957,368)
Central bank borrowings	(202)	(909)	707
Securities sold under agreements to repurchase	(194,782)	55,216	(249,998)
Other borrowed funds	(8,546)	(828)	(7,718)
Accounts payable, accrued expenses and other liabilities	(6,213)	(3,865)	(2,348)
Long-term debt	(4,707)	561	(5,268)

Total Liabilities	(1,049,476)	172,517	(1,221,993)

Interest Earning Assets — Net Interest Margin

      The following table shows the levels of average interest earning assets and interest income and net interest income of the Group and the net interest margin for each of the periods indicated. These data are derived from the table of average balance and interest rates above and are based upon information in the Group’s U.S. GAAP Financial Statements.

	Year ended December 31,

	2000	2001	2002

	(EUR in thousands, except percentages)
Average interest earning assets	43,490,800	46,528,751	47,770,813
Interest income	3,371,888	2,621,310	2,416,698
Average interest bearing liabilities	43,256,384	46,261,413	50,388,777
Interest expense	2,442,589	1,393,113	1,175,023
Net interest income	929,299	1,228,197	1,241,675
Net interest margin(1)	2.14%	2.64%	2.60%

(1)	Net interest margin represents net interest income divided by average interest earning assets.

Return on Equity and Assets

      The following table presents certain selected financial ratios for the Group for the periods indicated.

	Year ended December 31,

	2000	2001	2002

	(EUR in thousands, except percentages)
Net interest income	929,299	1,228,197	1,241,675
Net income	372,791	204,974	126,873
Average total assets	47,369,938	50,514,548	54,006,974
Average shareholders’ equity(1)	1,539,593	1,362,610	1,297,497
Net interest income as a percent of:
Average total assets	2.0%	2.4%	2.3%
Average shareholders’ equity(1)	60.4%	90.1%	95.7%
Net income as a percent of:
Average total assets	0.8%	0.4%	0.2%
Average shareholders’ equity(1)	24.2%	15.0%	9.8%

(1)	Average shareholders’ equity is calculated as the arithmetical average of shareholders’ equity at the beginning of the year and the end of the year.

Assets

Investment Portfolio

      At December 31, 2002, the Group’s investment securities were carried at a book value of €19,122.1 million, representing 34.6% of the Group’s total assets. Greek Treasury bonds and other Greek State or State-guaranteed securities accounted for €14,047.3 million, or 73.5% of the Group’s investment securities. In preparing its U.S. GAAP Financial Statements, the Group reclassified its securities as required by U.S. GAAP according to the following categories: trading securities, securities available-for-sale and securities held-to-maturity.

      The Bank has the largest portfolio of Greek government bonds among Greek banks, which is attributable to the high reserve requirements applied by Greek banking regulations in the past as well as the Bank’s position as the leading primary dealer (in terms of volume and liquidity) of Greek risk, according to statistics published by the Bank of Greece. Some of these bonds were acquired in discharge of public sector loans guaranteed by the Greek State. Greek government bonds issued prior to October 1997 carry variable interest rates equal to the rates on a 12-month Greek treasury bill with an additional spread. Greek government bonds issued subsequently carry fixed interest rates.

      The Group’s equity portfolio stems largely from investment activities on the ASE as well as equities taken in loan foreclosure and workout situations in the past. As part of its aim to restructure and reorganize its operations, the Group has been strategically divesting its holdings in non-core businesses. In 2000, the Group realized a total of €66.3 million by disposing of equity securities. In 2001 and 2002, however we made no material disposals due to unfavorable market conditions.

      The following table sets forth the cost and fair value of each type of the Group’s trading securities at December 31, 2000, 2001 and 2002:

	Year ended December 31,

	2000		2001		2002

	Amortized	Fair	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value	Cost	Value

	(EUR in thousands)
Trading Account Securities
Greek government bonds	11,464,698	11,795,155	12,684,640	12,681,367	12,845,393	12,921,289
Certificates of deposit, banker’s acceptances and commercial paper	304,596	312,725	289,520	292,519	142,983	145,766
Debt securities issued by other governments and public entities	170,104	169,203	64,784	66,453	146,458	147,975
Debt securities issued by foreign financial institutions	170,882	171,997	560,379	562,717	645,408	640,172
Debt securities issued by Greek financial institutions	5,171	5,183	66,474	67,146	44,483	44,488
Equity securities issued by companies incorporated in Greece	646,665	498,089	458,585	294,018	312,658	127,986
Equity securities issued by foreign companies	5,018	5,186	6,180	5,729	5,332	4,442
Other	673,867	674,615	1,395,800	1,402,142	1,229,149	1,245,980

Total Trading Account Securities	13,441,001	13,632,153	15,526,362	15,372,091	15,371,864	15,278,098

      In anticipation of the adoption of International Financial Reporting Standards as its primary financial reporting standards, in lieu of Greek GAAP, the Group re-examined the classification of its securities portfolio. As a result, the Group transferred €90.6 million of equity securities at fair value from the trading portfolio to the available-for-sale portfolio, effective January 1, 2002. The unrealized loss on these securities at the time of transfer was €78.6 million.

      The following table sets forth the amortized cost and fair value as well as gross unrealized gains and losses of each type of the Group’s available-for-sale and held-to-maturity securities at December 31, 2000, 2001 and 2002:

	Year ended December 31,

	2000				2001				2002

		Gross	Gross			Gross	Gross			Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Amortized	Unrealized	Unrealized	Fair	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value

	(EUR in thousands)
Available-for-sale securities
Greek government bonds	747,921	50,650	(6,993)	791,578	1,098,820	89,069	(2,530)	1,185,359	1,062,601	66,370	(2,962)	1,126,009
Mortgage-backed securities	219,974	—	(2,072)	217,902	160,288	1,233	—	161,521	127,775	5,236	(2)	133,009
Collateralized mortgage obligations	315,196	361	(3,645)	311,912	397,858	—	(2,644)	395,214	941,042	5,861	(1,350)	945,553
Debt securities issued by other governments and public entities	669,696	10,045	(11,516)	668,225	634,092	14,732	(5,007)	643,817	582,965	33,511	(3,990)	612,486
Corporate debt securities issued by companies incorporated in Greece	63,724	1,253	—	64,977	162,691	2,274	(616)	164,349	99,737	2,661	(112)	102,286
Corporate debt securities issued by companies incorporated outside Greece	392,364	3,255	(9,517)	386,102	481,012	2,322	(8,698)	474,636	337,891	7,007	(6,940)	337,958
Equity securities issued by companies incorporated in Greece	207,296	22,336	(55,439)	174,193	202,729	6,377	(73,723)	135,383	292,837	2,623	(141,215)	154,245
Equity securities issued by companies incorporated outside Greece	19,877	1,459	(11,222)	10,114	4,916	76	(1,033)	3,959	4,416	158	(670)	3,904
Other	280,320	10,315	(51,360)	239,275	363,542	2,348	(35,612)	330,278	470,717	5,435	(47,640)	428,512

Total available- for-sale securities	2,916,368	99,674	(151,764)	2,864,278	3,505,948	118,431	(129,863)	3,494,516	3,919,981	128,862	(204,881)	3,843,962

Held-to-maturity securities
Greek government bonds	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage-backed securities	—	—	—	—	—	—	—	—	—	—	—	—
Collateralized mortgage obligations	—	—	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	—	—	—
Debt securities issued by other governments and public entities	—	—	—	—	—	—	—	—	—	—	—	—
Corporate debt securities issued by companies incorporated in Greece	—	—	—	—	—	—	—	—	—	—	—	—
Corporate debt securities issued by companies incorporated outside Greece	—	—	—	—	—	—	—	—	—	—	—	—

Total held-to- maturity securities	—	—	—	—	—	—	—	—	—	—	—	—

      During the year, the Group took an impairment charge on its available-for-sale portfolio amounting to €35.5 million. The charge relates to equity securities listed on the Athens Stock Exchange. This amount represents management’s best estimate of the level of permanent diminution in the value of these securities, as a result of the unfavorable market conditions in the Greek equities market. The amortized cost and fair value of these securities at December 31, 2002 was €3,920.0 million and €3,844.0 million, respectively.

      The following table sets forth the book value of the Group’s securities by maturity at December 31, 2002:

	Year ended December 31, 2002

				After one year through			After five years through
	Within one year or less			five years			ten years			After ten years

		Weighted			Weighted			Weighted			Weighted
	Amortized	average	Fair	Amortized	average	Fair	Amortized	average	Fair	Amortized	average	Fair
	Cost	yield	Value	Cost	yield	Value	Cost	yield	Value	Cost	yield	Value

	(EUR in thousands, except percentages)
Trading account securities:
Greek government and agencies	982,348	3.30%	979,789	8,630,904	3.84%	8,666,786	2,643,698	4.15%	2,675,836	588,443	4.94%	598,878
Certificates of deposit, bankers’ acceptances and commercial paper	142,983	4.07%	145,766	—	—	—	—	—	—	—	—	—
Debt securities issued by other governments and public entities	27,091	3.65%	26,719	14,823	5.55%	14,621	53,090	5.91%	53,803	51,454	5.95%	52,832
Debt securities issued by Greek financial institutions	10,156	3.78%	10,156	—	—	—	34,327	4.48%	34,332	—	—	—
Debt securities issued by foreign financial institutions	5,700	3.10%	5,649	116,688	4.50%	125,552	496,763	5.18%	483,987	26,256	3.76%	24,984
Corporate debt securities issued by Greek companies	20,888	3.34%	20,888	259,355	4.61%	264,481	50,317	5.21%	54,885	—	—	—
Corporate debt securities issued by foreign companies	77,397	4.54%	77,141	294,145	5.91%	277,287	511,623	6.17%	536,573	13,801	4.06%	14,105

Total trading account securities	1,266,563	3.48%	1,266,108	9,315,915	3.94%	9,348,727	3,789,818	4.60%	3,839,416	679,954	4.95%	690,799

Available-for-sale securities
Greek government and agencies	237,855	1.98%	252,133	359,381	3.38%	364,834	278,019	3.79%	295,889	187,346	4.53%	213,153
Mortgage-backed securities	176	5.14%	178	471	4.73%	483	1,946	6.00%	2,033	125,182	6.13%	130,315
Collateralized mortgage obligations	—	—	—	12,074	3.89%	12,210	69,515	4.79%	69,585	859,453	5.30%	863,758
Debt securities issued by other governments and public entities	72,099	3.56%	72,191	161,261	4.80%	165,172	218,825	6.39%	229,694	130,780	1.45%	145,429
Corporate debt securities issued by companies incorporated in Greece	2,000	—	2,001	74,353	3.44%	76,971	22,885	1.36%	22,811	499	—	503
Corporate debt securities issued by companies incorporated outside Greece	13,537	3.13%	13,544	145,485	5.20%	149,442	89,518	4.67%	89,667	89,351	4.21%	85,305
Other	1,616	3.28%	1,633	48	6.10%	48	9,707	—	9,609	13,206	—	13,206

Total available- for-sale securities	327,283	2.39%	341,680	753,073	4.05%	769,160	690,415	4.70%	719,288	1,405,817	4.79%	1,451,669

Held-to-maturity securities
Greek government bonds	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage-backed securities	—	—	—	—	—	—	—	—	—	—	—	—
Collateralized mortgage obligations	—	—	—	—	—	—	—	—	—	—	—	—
Debt securities issued by other governments and public entities	—	—	—	—	—	—	—	—	—	—	—	—
Corporate debt securities issued by companies incorporated in Greece	—	—	—	—	—	—	—	—	—	—	—	—
Corporate debt securities issued by companies incorporated outside Greece	—	—	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	—	—	—

Total held-to- maturity securities	—	—	—	—	—	—	—	—	—	—	—	—

      As indicated above, the Group holds a significant amount of Greek government securities. This investment in Greek government securities (mostly government bonds and Greek treasury bills) exceeds 10% of the Group’s shareholders’ equity. The aggregate book value and market value of Greek government securities held by the Group (which includes securities held in its trading and available-for-sale portfolios) at December 31, 2002 was €14,047.3 million.

      During 2000, as Greece confirmed its adoption of the euro and the yield on Greek government bonds reduced, we sold securities in our held-to-maturity securities portfolio and reclassified the balance into our trading portfolio. As a result, we had no held-to-maturity securities at the end of 2000. See Note 10 to the U.S. GAAP financial statements included in this Annual Report.

Loan Portfolio

      The Group’s loan portfolio has grown steadily in recent years in line with increased demand for credit generally in Greece and its other markets. At December 31, 2002, the amount of the Group’s total outstanding loans and advances to customers equalled €20,631.3 million. The Group’s loan portfolio consists primarily of loans to domestic corporate borrowers, with maturities or periodic repricing intervals of less than six months. See Note 14 to the U.S. GAAP Financial Statements. Approximately 83.3% of the Group’s loan portfolio was to Greek residents as at December 31, 2002. Most of the Group’s loans are in the form of credit lines with short maturities.

      Loans by Type of Customer. The Group offers a wide range of credit instruments to domestic and foreign businesses and State-related entities and individuals, including letters of credit and long-term and short-term loans.

      The following table provides details of loans to customers made by the Group, classified by type of loan, the borrower’s principal economic activity, as well as the breakdown of domestic and foreign loans at December 31, 1998, 1999, 2000, 2001 and 2002. Amounts below are presented based on U.S. GAAP financial data.

	Year ended December 31,

	1998	1999	2000	2001	2002

	(EUR in thousands)
Greek residents:
Consumer:
Residential mortgages	2,709,949	3,082,891	3,616,367	4,521,013	5,559,819
Credit card	290,412	374,060	495,037	779,712	1,030,071
Auto financings	9,855	16,628	95,281	285,658	283,344
Other consumers	247,055	387,340	632,205	733,510	957,020

Total	3,257,271	3,860,919	4,838,890	6,319,893	7,830,254

Commercial:
Industry and mining	2,244,919	2,159,583	2,404,549	1,870,698	1,992,235
Small-scale industry	677,978	669,010	621,781	687,044	685,704
Trade	1,542,503	2,079,985	2,399,387	2,032,191	2,322,891
Construction	135,372	105,855	96,980	148,244	228,986
Tourism	291,202	236,602	237,661	293,562	291,207
Shipping and transportation	468,411	579,833	756,901	867,485	856,660
Commercial mortgages	138,483	150,512	130,853	175,431	100,636
Public sector	1,493,359	2,035,663	2,414,054	3,653,439	2,186,293
Other	151,149	328,117	575,117	1,034,325	704,155

Total	7,143,376	8,345,160	9,637,283	10,762,419	9,368,767

Total Greek residents loans	10,400,647	12,206,079	14,476,173	17,082,312	17,199,021
Unearned income	(8,070)	(276)	—	—	—

Loans, net of unearned income	10,392,577	12,205,803	14,476,173	17,082,312	17,199,021

	Year ended December 31,

	1998	1999	2000	2001	2002

	(EUR in thousands)
Foreign:
Consumer:
Residential mortgages	131,856	151,337	178,239	178,301	258,603
Credit card	2,386	3,425	9,752	15,284	16,669
Auto financings	9,919	12,387	4,205	8,365	10,930
Other consumers	86,850	162,412	205,949	222,159	244,196

Total	231,011	329,561	398,145	424,109	530,398

Commercial:
Industry and mining	313,118	534,054	772,584	922,745	869,188
Small-scale industry	15,765	12,132	91,965	34,028	41,488
Trade	207,193	279,862	407,032	446,364	468,406
Construction	—	73,194	106,732	137,201	189,243
Tourism	31,947	43,228	64,123	74,136	71,598
Shipping and transportation	185,805	259,935	266,248	239,634	204,234
Commercial mortgages	264,795	431,815	575,011	658,213	647,306
Public sector	21,846	45,993	76,537	73,530	32,198
Other	126,493	206,812	289,191	268,353	385,048

Total	1,166,962	1,887,025	2,649,423	2,854,204	2,908,709

Total foreign loans	1,397,973	2,216,586	3,047,568	3,278,313	3,439,107
Unearned income	(3,334)	(14,829)	(5,368)	(14,060)	(6,803)

Loans, net of unearned income	1,394,639	2,201,757	3,042,200	3,264,253	3,432,304

Total loans, net of unearned income	11,787,216	14,407,560	17,518,373	20,346,565	20,631,325
Less: Allowance for loan losses	(829,884)	(798,008)	(973,211)	(1,014,927)	(1,011,145)

Total net loans	10,957,332	13,609,552	16,545,162	19,331,638	19,620,180

      A brief description of the type of loan classifications included in the following analysis is as follows.

      Residential mortgages consist primarily of fixed and floating rate loans first collateralized by interests in owner-occupied dwellings including single family homes and condominiums. These loans are nearly all secured by pre-notation (prosimiosi) which are less expensive and easier to record than mortgages. See, below in this Item 4.E, “— Credit Quality — Risk Management — Loan Approval Process.”

      The Group is also able to offer certain Government-subsidized mortgage loans in Greece to borrowers who meet certain criteria. See Item 4.B, “— Banking Activities in Greece — Retail banking — Mortgage Lending.”

      Credit card lendings are unsecured revolving credit lines.

      Auto financing loans, first offered in 1997, are extended for personal vehicles and are all unsecured.

      Other consumer loans are made to individuals on an installment plan to finance the purchase of consumer goods and to pay for services. In late 1999, the Bank introduced revolving credit facilities for retail customers under which approved customers can withdraw funds up to the limit of their individual credit facility as needed for personal purposes. These loans are unsecured.

      The majority of the Group’s commercial loans are in the form of short-term (i.e., less than one year) credit facilities. Generally, if the borrowers meet interest payments in a timely manner, these facilities are rolled over, subject to the wishes of the borrower and the Bank’s credit review policies.

      Industry and mining loans include credit extensions primarily made to corporations involved in the textile, food and beverage, chemical, and metals mining ventures. Such loans are generally collateralized by interests in the customers’ real property and operating assets.

      Small scale industry loans are those made to commercial ventures that generally employ fewer than 50 persons, and such loans are collateralized by assets of the company or assets of the companies’ shareholders.

      Trade loans are those made to ventures which do not manufacture goods but import, export, distribute and sell goods. Such loans are typically collateralized by inventory or assets of the company’s shareholders.

      Construction loans are made for larger scale infrastructure or commercial projects undertaken by private entities on their own behalf or on the behalf of government public works offices.

      Tourism loans are made primarily to developers and operators of hotel and resort properties and such loans are secured by interests in those properties.

      Shipping and transportation loans are advanced primarily for shipbuilding, and to a lesser extent, shipyard construction and vessel acquisitions and are collateralized by interests in the vessels or other property and the future revenues generated by the vessels. Other transportation loans relate to ground and air transport.

      Commercial mortgages are loans for and collateralized by real property used in commercial ventures. These loans are nearly all secured by pre-notation (prosimiosi) which are less expensive and easier to record than mortgages.

      Public sector loans are those advanced to the Greek government, public utilities and entities governed by the public law of the Hellenic Republic, including IKA, the largest social security institution in Greece.

      The rollover policy of the Group stipulates full repayment of loan obligations upon maturity/ expiry of a loan facility before a new loan is extended.

      The following table provides details of the maturities of loans to customers made by the Group, classified by type of loan, the borrower’s principal economic activity, as well as the breakdown of domestic and foreign loans as at December 31, 2002. Amounts below are presented based on U.S. GAAP financial data.

	Year ended December 31, 2002

	Less than 1	1 to 5
	year	years	After 5 years	Total

	(EUR in thousands)
Greek Residents
Consumer:
Residential mortgages	434,299	337,174	4,788,346	5,559,819
Credit card	1,030,071	—	—	1,030,071
Auto financing	36,207	241,095	6,042	283,344
Other consumers	738,753	213,542	4,725	957,020

Total	2,239,330	791,811	4,799,113	7,830,254

Commercial
Industry and mining	1,427,487	448,640	116,108	1,992,235
Small-scale industry	467,651	129,192	88,861	685,704
Trade	1,830,673	390,981	101,237	2,322,891
Construction	186,488	36,862	5,636	228,986
Tourism	31,763	178,826	80,618	291,207
Shipping and transportation	240,091	233,561	383,008	856,660
Commercial mortgages	7,604	9,431	83,601	100,636
Public sector	741,722	1,383,732	60,839	2,186,293
Other	534,212	72,818	97,125	704,155

Total	5,467,691	2,884,043	1,017,033	9,368,767

Total Greek residents loans	7,707,021	3,675,854	5,816,146	17,199,021

	Year ended December 31, 2002

	Less than 1	1 to 5
	year	years	After 5 years	Total

	(EUR in thousands)
Foreign:
Consumer:
Residential mortgages	83,759	94,241	80,603	258,603
Credit card	16,669	—	—	16,669
Auto financing	8,286	2,449	195	10,930
Other consumers	160,835	76,717	6,644	244,196

Total	269,549	173,407	87,442	530,398

Commercial
Industry and mining	655,994	180,721	32,473	869,188
Small-scale industry	34,858	6,629	1	41,488
Trade	386,335	74,662	7,409	468,406
Construction	105,020	73,541	10,682	189,243
Tourism	58,506	10,366	2,726	71,598
Shipping and transportation	116,296	21,055	66,883	204,234
Commercial mortgages	181,045	278,025	188,236	647,306
Public sector	20,272	10,678	1,248	32,198
Other	161,433	184,144	39,471	385,048

Total	1,719,759	839,821	349,129	2,908,709

Total foreign loans	1,989,308	1,013,228	436,571	3,439,107
Unearned income	(319)	(6,501)	17	(6,803)

Foreign loans, net of unearned income	1,988,989	1,006,727	436,588	3,432,304
Total loans, net of unearned income	9,696,010	4,682,581	6,252,734	20,631,325
Less: Allowance for loan losses	(943,239)	(66,792)	(1,114)	(1,011,145)

Total net loans	8,752,771	4,615,789	6,251,620	19,620,180

      Of the Group’s loans outstanding at December 31, 2002 that are due after one year, €1,033 million had fixed interest rates while €9,902 million had floating interest rates.

Foreign Country Outstandings

      The Group’s foreign outstanding loans, representing specific country risk, are extended primarily by the Group’s foreign branches and banking subsidiaries. The Bank’s Greek and London operations also provide loans customarily made in U.S. dollars to the shipping industry, as well as loans denominated in other currencies as requested by customers. The Group’s most significant exposure to foreign countries for the year ended December 31, 2000, was to the United States, Cyprus, Canada, Germany, the United Kingdom and France, for the year ended December 31, 2001, was to the United States, Cyprus, Canada, Germany, the United Kingdom, South Africa and France and for the year ended December 31, 2002 was to the United States, the United Kingdom, France, Germany, Cyprus and Bulgaria. These foreign country outstandings represent additional economic and political risks, although the Group does not currently view these risks as significant.

      The tables below show the amount of foreign outstandings at December 31, 2000, 2001 and 2002 to borrowers in each foreign country where such outstandings exceed 1% of the Group’s total assets. The Group’s exposure to certain of the countries provided below did not exceed 1% of the Group’s total assets in each of the years presented but have been included in each such year for comparative purposes.

	At December 31, 2000(1)

	Country

	United States	Germany	United Kingdom	France	Cyprus	Canada

	(EUR in thousands)
Loans	998,814	59,636	122,747	18,641	570,045	281,825
Interest bearing deposits with banks	345,677	747,614	575,018	564,690	5,401	141,444
Other interest bearing Investments	1,121,801	277,212	145,038	63,995	91,598	74,967
Other monetary assets	240,666	108,397	166,583	82,945	56,441	61,591

Total	2,706,958	1,192,859	1,009,386	730,271	723,485	559,827

(1)	There are no outstandings between 0.75% and 1% of total assets attributable to any country.

	At December 31, 2001(1)

	Country

	United States	France	United Kingdom	Germany	Canada	Cyprus

	(EUR in thousands)
Loans	1,127,319	10,486	153,831	54,004	291,486	645,438
Interest bearing deposits with banks	321,656	1,007,410	629,206	661,215	506,342	23,260
Other interest bearing investments	966,954	62,007	1,863	211,182	20,751	80,724
Other monetary assets	187,563	75,510	181,119	10,907	30,952	58,917

Total	2,603,492	1,155,413	966,019	937,308	849,531	808,339

(1)	The aggregate amount of outstandings attributable to countries whose outstandings are between 0.75% and 1% of total assets is €895.3 million. This balance is attributable to foreign outstandings with South Africa and Bulgaria.

	At December 31, 2002(1)

	Country

	United States	United Kingdom	Germany	Cyprus	France	Bulgaria

	(EUR in thousands)
Loans	1,149,140	163,988	56,908	721,518	8,888	422,937
Interest bearing deposits with banks	274,932	993,560	1,068,829	18,403	623,851	9,277
Other interest bearing investments	2,171,272	328,749	196,135	99,096	92,072	148,208
Other monetary assets	164,921	27,996	2,638	78,147	36,834	107,017

Total	3,760,265	1,514,293	1,324,510	917,164	761,645	687,439

(1)	The aggregate amount of outstandings attributable to countries whose outstandings are between 0.75% and 1% of total assets is €497.9 million. This balance is attributable to foreign outstandings with Canada.

     The table below shows the amount of foreign outstandings (in EUR thousands) by type of borrower for countries where the Group’s exposure exceeded 1% of total assets at December 31, 2000, 2001 and 2002.

	Year ended December 31, 2000

	Country

	United States	Cyprus	Canada	United Kingdom	Germany	France

Consumer:
Residential mortgages	69,497	12,827	89,778	848	—	6
Credit card	—	4,335	—	—	—	—
Auto financing	—	2,313	851	—	—	—
Other consumers	14,852	129,734	22,465	622	12,971	237

Total	84,349	149,209	113,094	1,470	12,971	243

Commercial:
Industry and mining	513,975	72,059	—	47,252	23,219	—
Small-scale industry	—	—	5,221	7,193	—	3,930
Trade	—	201,717	52,455	15,507	7,704	1,981
Construction	6,001	69,373	5,121	114	—	—
Tourism	—	42,430	—	—	7,267	—
Shipping and transportation	—	14,609	197	62	—	12,264
Commercial mortgages	392,408	132	105,737	6,973	—	135
Public sector	—	11,624	—	9,288	—	—
Lease financing	—	—	—	—	—	—
Other	2,081	8,892	—	34,888	8,475	88

Total	914,465	420,836	168,731	121,277	46,665	18,398

Total loans	998,814	570,045	281,825	122,747	59,636	18,641

	Year ended December 31, 2001

	Country

	United States	Cyprus	Canada	United Kingdom	Germany	France

Consumer:
Residential mortgages	57,376	16,279	99,216	—	—	—
Credit card	—	4,399	—	—	—	—
Auto financing	—	7,463	898	—	—	—
Other consumers	10,965	146,336	22,773	7,530	8,974	59

Total	68,341	174,477	122,887	7,530	8,974	59

Commercial:
Industry and mining	559,213	80,158	—	47,081	23,123	—
Small-scale industry	—	—	3,780	—	—	3
Trade	—	208,519	46,377	14,826	5,455	2,609
Construction	15,404	69,001	5,817	23,131	—	3,930
Tourism	—	55,369	—	367	5,039	—
Shipping and transportation	—	48,390	153	67	—	3,885
Commercial mortgages	484,361	—	112,472	411	—	—
Public sector	—	4,499	—	3,308	—	—
Lease financing	—	5,025	—	—	11,413	—
Other	—	—	—	57,110	—	—

Total	1,058,978	470,961	168,599	146,301	45,030	10,427

Total loans	1,127,319	645,438	291,486	153,831	54,004	10,486

	Year ended December 31, 2002

	Country

	United States	Cyprus	Bulgaria	United Kingdom	Germany	France

Consumer:
Residential mortgages	128,106	19,940	14,982	923	—	—
Credit card	—	5,065	59	—	—	—
Auto financing	—	8,334	334	—	—	—
Other consumers	4,587	162,965	45,764	3,022	8,314	153

Total	132,693	196,304	61,139	3,945	8,314	153

Commercial:
Industry and mining	457,558	108,662	104,685	46,591	16,671	—
Small-scale industry	—	—	27,250	—	—	68
Trade	—	172,646	137,450	15,991	20,118	133
Construction	25,132	82,605	18,522	30,455	—	5,018
Tourism	—	64,927	1,353	344	3,409	889
Shipping and transportation	—	37,550	4,743	23,709	439	2,627
Commercial mortgages	533,757	681	—	—	—	—
Public sector	—	63	2,399	—	—	—
Lease financing	—	—	—	—	—	—
Other	—	58,080	65,396	42,953	7,957	—

Total	1,016,447	525,214	361,798	160,043	48,594	8,735

Total loans	1,149,140	721,518	422,937	163,988	56,908	8,888

Credit Quality

Risk Management — Loan Approval Process

      The Bank has been actively trying to increase the size of its loan portfolio and has begun to increase its marketing efforts to borrowers in segments with higher interest rate margins, such as trade, mortgage and consumer borrowers. Consumer loans are available through two main sales channels: the Bank’s network, which accounted for 38% of all consumer loans disbursements in 2002, and through third-party distributors (such as retailers and car dealers), which accounted for the remaining 62%.

      The loan approval process is conducted separately by the Bank and each of its subsidiaries. The discussion below relates to the Bank and its banking subsidiaries, Atlantic Bank of New York, NBG Canada, the South African Bank of Athens, United Bulgarian Bank, Stopanska Banka and NBG Cyprus.

      The Bank. The loan approval process for the Bank is centralized. There are separate credit divisions for corporate and non-corporate loans and a special division for shipping loans. The Bank’s credit divisions are run by senior managers and are responsible for large corporate clients and supervising the credit centers. Loans in excess of €10 million but less than €100 million must be approved by the Bank’s Credit Committee, which is composed of the deputy governor of the Bank who supervises commercial credit, two general credit managers and three senior credit managers of the Bank. Loans in excess of €100 million must be approved by the Bank’s Senior Business Council, as do all loans to the mass media and political parties. Loans in excess of €50 million are reported to the Bank’s Board of Directors. The Bank’s Credit Committee also has the authority to restructure loans of up to €30 million. Any loans over €30 million can only be restructured by the Bank’s Senior Business Council.

      Commercial credit decisions are based primarily on the customer’s potential sources of repayment, including an assessment of the customer’s operational cash flow as well as an analysis of the customer’s investment and financing decisions. Credit analysis is conducted through the use of decision support models. Collateral value is also considered in making commercial credit decisions. When evaluating corporate customers, the Bank’s total exposure to the customer, the condition of the industry in which the customer operates, and the capital structure and quality of management of the customer are all taken into account. Before credit is extended to a corporate customer, a credit report relating to each borrower is prepared by a special department of the relevant credit division of the Bank and reviewed by the appropriate review body, as described above. Large corporate loans and loans for investment programs are evaluated using feasibility studies prepared by the Bank.

      In January 1998, the Bank engaged McKinsey & Co., an international consulting firm, to advise on the Bank’s credit approval and credit review policies. In May 1998, the Bank launched two separate initiatives with the help of McKinsey & Co. These new credit procedures are being implemented in order to better meet the criteria adopted under our new credit manual which formalizes credit approval policies throughout the Bank. The Bank estimates that it has approximately 26,000 small business clients (businesses with less than €1 million each in turnover). In order to standardize lending criteria and to free the resources of branch managers, who traditionally extended small corporate credit, the Bank has created small business credit centers in Athens, Thessaloniki and Patras. These small business credit centers belong to the Trade Credit division and are staffed by lending teams under the supervision of a team leader. In addition, there are workout teams responsible for managing loans overdue for more than 90 days. Credit underwriters use a decision support model to assist in their credit decisions, while reviewing and making credit determinations on applications forwarded by branch managers. The small business credit centers use two new credit appraisal models for the evaluation of small enterprises and professionals (one for the evaluation of free-lance professionals and small service enterprises with financing up to €1 million and one for all other small enterprises and professionals with financing above €1 million). The creation and operation of these new models was dictated by the need to revise, simplify and speed the loan approval process to meet the targets of the division and the consolidation of such loan activities into retail banking. These models have improved the quality of, and reduced the time required for, the credit evaluation process. As a result, the average daily number of loan requests evaluated in the Trade Credit division increased from 75 in March 2002 to 165 by the end of the year. The benefits of this structure, as demonstrated during the pilot program, are the ability to make faster and more objective credit application determinations while permitting branch managers to devote more of their time to developing relationships with clients and expanding the Bank’s market share. The Athens, Thessaloniki, and Patras credit centers handle all of the Bank’s small business credit applications in Greece. In addition, the Bank has two separate business banking centers in Athens and Thessaloniki that handle credit applications from middle market clients (enterprises with turnover of between €1 million and €50 million and for loans up to €7.3 million). These centers are staffed by lending teams, consisting of a relationship manager and a credit underwriter, responsible for serving the banking needs of these medium-sized enterprises. The relationship manager acts as the Bank’s specialist for these companies, and also seeks to expand the Bank’s share in this market, while the credit underwriter undertakes the analysis associated with the granting of credit.

      Consumer credit decisions are based mainly on a credit scoring system whereby consumer creditworthiness is evaluated by assigning points to various attributes of the credit applicant such as age, marital status, property ownership status, occupation, annual income and any pre-existing relationships with the Bank.

      The Bank bases its lending decisions with respect to consumer loans on a scorecard application provided by Statistical Decisions, a software company. For all credit extension decisions, NBG’s total exposure to the customer is considered. The Bank also implements programs for pre-approval of certain consumer credit facilities. Customers are eligible for pre-approval based on several criteria determined by a credit scoring system which the Bank implemented in 1998. The Bank has been actively trying to increase the size of its loan portfolio and has begun to increase its marketing efforts to borrowers in segments with higher interest rate margins, such as trade, mortgage and consumer borrowers. The Bank recently introduced telemarketing directed primarily at consumers. Through this telemarketing initiative the Bank has issued approximately 80,000 credit cards since January 1, 2003.

      Mortgage lending is done through a centralized loan approval process which had been established by NMB prior to its merger into the Bank. Mortgage loan applications up to €70,000 have to be approved jointly by the relevant Head of Department and Section supervisor. Applications up to €180,000 have to be approved by the relevant Deputy Division Manager and the Head of Department or Section supervisor. Applications up to €1,000,000 are approved by the Division Manager, the relevant Deputy Manager or the Head of Department. Mortgage loan applications in excess of €1,000,000 must be submitted for approval to the Deputy Governor overseeing the Mortgage Credit Division.

      The Bank permits transfers of mortgages, subject to the transferee’s creditworthiness, under which the transferee agrees to assume all obligations arising from the original mortgage contract.

      The Bank secures nearly all mortgage loans with pre-notation of mortgage filings (prosimiosi), which are now the norm in Greece, as they are less expensive and easier to record than mortgages. Prosimiosis are easily converted into full mortgages following a court order which may be obtained at the request of the Bank in the event of default. This practice has been in use by the Bank since 1991. Collateral is taken in connection with all the Bank’s mortgage loans. The value of the collateral taken by the Bank is normally 130% of the loan amount. The current value of the collateral greatly exceeds this figure due to the steady increase in property values in Greece over the last decade.

      Loan approval criteria include amount of income, sources of income, size of mortgage payments in relation to disposable income, employment history, whether the applicant has significant deposits with the Bank and the existence of other assets, including real estate. Age and marital status, in conjunction with the customer’s overall tax and credit history, are also taken into consideration, as is the value of the collateral. Normally the maximum loan to value (also known as “LTV”) ratio is 75%, while our average LTV is much lower. Our risk is further mitigated by the fact that approximately 45% of the Bank’s mortgage portfolio consists of loans that are either subsidized or directly guaranteed by the Hellenic Republic.

      The appraisal process is carried out by qualified appraisers either in-house or outsourced who we require to be Technical University graduates (civil engineers or architects). In carrying out their appraisal of the market value of the property, they have to take into account the “objective value system” covering most of the country, which specifies the value of each individual property for tax purposes. This serves as a useful benchmark for the appraiser allowing him to value the property above the “objective value” but not below.

      The current market value of the collateral taken by the Bank against its mortgage portfolio remains very high given the steady increase in residential property values in Greece over the past five years.

      Collateral is taken in connection with most of the Bank’s loans and the value of the collateral held by the Bank exceeds 50% of the total value of the Bank’s loan portfolio. Consumer loans (other than mortgage loans) are generally not collateralized. Collateral requirements are established based on the analysis conducted in connection with the loan approval process. With respect to large transactions, the branch responsible for a loan carries out an evaluation of the collateral provided. In the case of real property, this evaluation is normally based on the appraisal conducted by the Bank’s Technical Department. Listed securities are valued by reference to market value and liquidity. In the unusual case, that the Bank accepts unlisted securities as collateral, these are valued according to an independent appraisal. Inventory stock and receivables are evaluated by factors such as type and marketability.

      We have established eleven collection units around Greece that deal with non-performing mortgage loans and nine collection units for commercial loans. These units are responsible for collection procedures and foreclosure, relieving our branches of those obligations.

      The credit policies are communicated throughout the Bank by way of credit manuals and circulars, supplemented by bulletins and local directives on particular issues. The Bank has prepared a new credit manual which, the Bank believes, follows best banking practices.

      Atlantic Bank of New York. Loan approval for consumer and residential mortgage loans made by Atlantic Bank is centralized. Mortgage loans of up to U.S.$1,000,000 that are sold to the secondary market and mortgage loans of up to U.S.$500,000 for portfolio are approved by the Residential Lending Group, with all mortgage loans screened by a mortgage underwriter. For portfolio loans that exceed U.S.$500,000, an authorized member of the Management Credit Committee must grant approval. Consumer loans of up to U.S.$100,000 are approved by the Community Banking Group, with all loans screened by an underwriter. Approvals of commercial loans require, at a minimum, two credit officers. Loan approval authority for commercial loans up to U.S.$5.0 million is delegated to the Chief Lending Officer. The Chief Credit Officer has been delegated credit approval authority for loans up to U.S.$7.5 million. All loans in excess of U.S.$7.5 million, but less than U.S.$10.0, million must be approved by the Atlantic Bank Management Credit Committee. The President of Atlantic Bank must be one of the approving members. The board of directors of Atlantic Bank must approve loans in excess of U.S.$10.0 million.

      Lending decisions at Atlantic Bank are based primarily on the borrower’s ability to repay, as determined by a cash flow and balance sheet analysis (in the case of a corporate loan) or cash flow and income (in the case of a personal loan), and, secondarily, on collateral. A majority of loans granted by Atlantic Bank involve some form of security, either in the form of specific collateral or a general security interest over assets of the borrower. The borrower’s prior credit history is also an important consideration in the loan approval process. Atlantic Bank obtains credit reports from independent credit reporting agencies with respect to all applications for consumer loans and personal guarantors of commercial loans.

      NBG Canada. Loan approval decisions at NBG Canada are made by credit committees. Each committee operates according to written limits and guidelines as to amounts, concentrations, types of facility and classes of collateral. Loans of up to Canadian dollars (CDN$) $250,000, with an aggregate per borrower of up to CDN$ 940,000, are approved at branch level. Loans of up to CDN$300,000 with an aggregate per borrower of up to CDN$1,150,000 must also be approved by a vice-president. Loans of up to CDN$450,000, with an aggregate per borrower of up to CDN$1,725,000 must be approved by a vice-president and the Chief Credit Officer. Loans of up to CDN$3,500,000 with an aggregate per borrower of up to CDN$9,250,000, or 25% of shareholders equity, which ever is less, must be approved by the Management Credit Committee. Any larger amounts must be approved by the Board Credit Committee.

      Evaluation of credit proposals involves analyses of the loan purpose and the repayment sources. These analyses are based on reviews of the business management, financial statements (including cash flow) of each potential borrower and the security offered or which will be required to mitigate any unacceptable levels of risk. These analyses are also supported by credit bureau and bank reports as well as independent appraisals of immovable and movable assets as necessary. If the borrower is found to be qualified, an offer of credit is issued with conditions on amount, term, interest rate, repayment, security, other issues, covenants and disbursement method.

      The South African Bank of Athens. The loan approval process at SABA is centralized at its head office. However, branch managers have been given the authority to make asset based finance loans for motor vehicles of up to South African rand (R) 200,000 and cash-backed loans, which require either pledged cash investments or pledged investment policies as collateral, of up to R1,000,000.

      Except as described above, the Credit Risk Department controls all lending activities and two bank officers are required to approve any facilities. Loans of up to R350,000 must be approved by a branch manager and a credit manager. Loans of R350,000 to R500,000 must be approved by a credit manager and a senior credit manager. Loans of R500,000 to R1,000,000 must be approved by the Heads of Credit and Market Risk, who have discretion of up to 10%. Loans of R1,000,000 to R6,500,000 must be approved by the Local Credit Committee and facilities over R6,500,000 by the Senior Credit Committee.

      The Local Credit Committee is comprised of three executive officers of the Bank and the Senior Credit Committee is comprised of two executives of SABA and three executives from National Bank of Greece. The Senior Credit Committee holds teleconferences on an ad hoc basis whenever approval is sought for facilities in excess of R6,500,000.

      All lending activities are subject to a detailed assessment of client’s financial statements, client requirements and the quality of collateral offered. Some form of collateral secures most of SABA’s lending, mainly represented by property, foreign bank guarantees and cash investments. All properties accepted as collateral are subjected to a valuation by an approved appraiser and thereafter revalued or inspected every three years. All foreign bank guarantees that are accepted as collateral must be issued from AAA-rated banks of developed countries, generally those from the United States and Western Europe.

      United Bulgarian Bank. United Bulgarian Bank has implemented a three-tiered credit approval system which is based on the size of the requested loan. The first tier is composed of corporate credit centers that have discretion to approve loans not exceeding Bulgarian leva (BGN) 300,000 for small and medium-sized companies and BGN 500,000 for large-sized companies. Loans which exceed the above thresholds, up to a maximum of U.S.$1,500,000 or €2,000,000, or the BGN equivalent thereof, must be approved by UBB’s Credit Committee. This Committee consists of the three Executive Directors of UBB, the Head of Corporate Banking and the Head of Risk Management. All loans exceeding U.S.$1,500,000 or €2,000,000, or the BGN equivalent thereof, as applicable, must be approved by UBB’s board of directors.

      Stopanska Banka. Stopanska has adopted a three-tiered credit approval system for lending, depending on the size of the loan. The Credit Committee approves loans for which the value of Stopanska’s cumulative exposure to a client is less than €250,000. The Senior Credit Committee approves loans for which Stopanska’s cumulative exposure to the client exceeds €250,000. All loans exceeding €8 million must also be approved by Stopanska’s board of directors.

      NBG Cyprus Ltd. Small loans, of up to Cyprus pounds (CYP) 220,000, are approved at the branch and regional division manager’s level in NBG Cyprus. Loan applications for amounts exceeding CYP220,000 require the approval of additional committees. The Credit Division Committee approves applications for loan amounts of up to CYP440,000, the Credit Committee approves applications for loan amounts of CYP440,000 up to CYP2,000,000 and the Executive Credit Committee approves applications for loan amounts of CYP2,000,000 up to CYP4,000,000. All loans exceeding CYP4,000,000 must be approved by NBG Cyprus’ Board of Directors.

Risk Management — Credit Review Policies

      The credit review process is conducted separately by the Bank and each of its subsidiaries. The Group has implemented systematic controls and monitoring of credit risk and market risk. The Group has formed a Risk Management Council to establish consistent risk management policies throughout the Group. See Item 5.B, “Liquidity and Capital Resources — Asset/ Liability and Risk Management.” Each of the credit review procedures established by the subsidiaries in the Group is coordinated by the Group’s Risk Management Division.

      The Bank. The credit review process for the Bank is managed centrally by the Risk Management Unit, which works closely with centralized underwriting units responsible for particular loans. Under the Bank’s risk rating system, corporate exposures are grouped into eight risk classes. Low risk borrowers are often offered more favorable terms, while loans to high risk borrowers generally require third party guarantees and extra collateral. Risk classes are assigned to borrowers based primarily upon the viability of the business, the progress of the borrower’s activities, its financial results and the financial structure of the borrower based on quantitative indicators such as the borrower’s equity/debt ratio, liquidity, inventory turnover and accounts receivable. Qualitative factors such as management quality, management succession plan, and management integrity are also taken into consideration. In addition, the Bank considers the borrower’s position in its industry sector and the relative position within its peer group.

      The Bank’s credit exposure to each borrower is subject to a detailed review annually, or semi-annually in the case of high risk borrowers, with all outstanding facilities being reviewed at the same time. In certain cases, due to credit considerations or for transactional reasons, such as the anticipated expiration of a letter of guarantee, an interim review may be undertaken. Interim reviews are also undertaken following a late payment, if there are issues that may affect the course of business of the borrower or changes relevant to the borrower’s creditworthiness. In the case of term loans, exposures to borrowers engaged in start-up projects and those posing special risks as a result of company or industry difficulties or otherwise, are generally subject to more frequent reviews. These reviews are undertaken by the loan officers responsible for the customer. Credit reviews include consideration of the customer’s historical and forecast trading performance, balance sheet strength and cash flow, together with relevant industry trends and other external influences. These matters are considered in relation to the size, structure and maturity of the Bank’s exposure, in conjunction with the nature of any security held. When the Bank determines, as a result of this process, that a borrower poses a risk, it takes appropriate action to limit its exposure as well as to downgrade all outstanding facilities of the borrower. For example, on a semi-annual basis the Bank can increase its collateral level, reset the interest rate at a higher level or decrease the credit limit. In addition, the credit officers responsible for the customer will intensify the monitoring of other exposures. When the review process results in the migration of the facility into a higher risk class, either the outstanding facility will be restructured or future lending and renewals of existing lines will be rejected. With respect to the risk rating categorization, a coefficient analysis is performed on all commercial and corporate loans. This analysis is used in the provisioning policy of the Bank. There is a different treatment for certain exposures classified in the four highest risk classes, where a case-by-case evaluation is conducted. This safeguards the Bank and ensures adequate provisioning for high risk exposures.

      Trends in the loan book, including business development, asset quality and provisions for bad and doubtful debts, are reported regularly to the Board of Directors. The Bank also maintains an internal watch list of commercial loans whose principal and interest payments are in arrears for up to three months which have not yet been classified as non performing loans. Credit officers responsible for customers on this watch list must take action in order to prevent the relevant loans from becoming non-performing and must report monthly on their progress.

      With respect to mortgage loans, the underwriting process is centralized and is conducted by the Mortgage Credit Division. Monitoring is the responsibility of the branch in which the application originates. The initial exposures are fully covered by the property itself, with a minimum loan-to-value ratio of 1:2 in compliance with Greek legislation. It is the responsibility of Credit Risk Unit to monitor any disturbances in the sector.

      Atlantic Bank of New York. All outstanding business loans in excess of U.S.$7.5 million are reviewed annually by the Atlantic Bank Management Credit Committee. All loans up to U.S.$7.5 million are reviewed on an annual basis by the commercial lending department responsible for approving the loan. In addition, Atlantic Bank engages independent credit review companies to carry out reviews of loans and leases on an annual basis, and aims to cover approximately 75% of the commercial loan portfolio in each period. Reviews are focused on the largest and most recently granted loans and leases, as well as a random sample of other loans and leases, including delinquencies and exposures deemed to be of greater-than-acceptable risk. Interim reviews are undertaken when deemed necessary. Atlantic Bank employs a ten-point risk-rating system. All loans determined to be of greater than acceptable risk are also reviewed by ABNY’s Chief Lending Officer and Chief Credit Officer at least quarterly.

      NBG Canada. NBG Canada employs a seven-point risk rating system, as well as a credit review process that reviews all commercial business loans and commercial mortgage loans on an annual basis. Residential and personal loans are reviewed at the expiry of their terms. Non-performing loans are reviewed when classified as such and at least quarterly thereafter. Interim reviews are undertaken when deemed necessary. Coverage of specific provisions and general allowance as a percentage of non-performing loans is 80%, as of March 31, 2003. In addition, the NBG Canada has an internal audit department as well as external auditors that review and report to NBG Canada’s Board of Directors with respect to asset quality, the consistency of credit ratings and other credit practices in order to ensure that these are within the approved policies and standards of the Group and that the specific provisions and general allowance are sufficient. These factors are also reviewed annually by the Office of the Superintendent of Financial Institutions (OSFI), the Canadian regulator of Financial Institutions.

      The South African Bank of Athens. SABA focuses on working capital facilities for small-to-medium sized companies and all facilities are reviewed on an annual basis in light of the most recent financial statements for such corporate clients.

      United Bulgarian Bank. All outstanding business loans are reviewed monthly by the responsible credit officers and by UBB’s Credit Portfolio Review Committee, which is responsible for reviewing general categories of risk and implementing risk guidelines. All loans are reclassified quarterly according to a risk assessment based on a five-category risk-rating system. In addition, UBB’s auditors carry out a separate review of loans representing approximately 70% of the loan portfolio on an annual basis. The review is focused on the largest and most recently granted loans and a random sample of other loans. Interim reviews are undertaken during semi-annual audit reviews. Reports related to the status of loans are submitted regularly to the Credit Committee by UBB’s Credit Portfolio Review Committee. At least once a year, UBB’s executive management presents a full report on the quality of UBB’s credit portfolio to its board of directors.

      Stopanska Banka. Stopanska employs a five-category risk rating system for classifying loans classed A through E, with class E being the riskiest. Loans are classified depending on length of time they have been in arrears. Loans in class A have been in arrears for less than 15 days, while those in class E have been in arrears for over 365 days. Allowances for loan losses are based on specified allowance coefficients which vary in proportion to the risk attributable to each one of the five loan classes.

      NBG Cyprus. NBG Cyprus has adopted the Bank’s risk rating system. A special Credit Provisions Committee presents a report annually to NBG Cyprus’ Executive Credit Committee on the quality of the bank’s credit portfolio.

Allowance for Loan Losses — Methodology

      We maintain an allowance for loan losses sufficient to absorb losses inherent in the loan portfolio. The balance of the allowance for loan losses is based on ongoing assessments of the probable estimated losses inherent in the loan portfolio that are performed by those members of the Group’s management who are responsible for the respective loan types, subject to the approval of the Group’s senior management. Guidelines have been established for the assessment process and are currently being updated and improved to ensure consistently applied methodology.

      In general, the allowance incorporates the measurement methods, income recognition and disclosures as provided for in the following accounting pronouncements:

•	Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies”;

•	SFAS No. 114, “Accounting by Creditors for Impairment of a Loan”; and

•	SFAS No. 118, “Accounting by Creditors for Impairment of a Loan — Income Recognition and Disclosure”.

      Specifically, our methodology has five primary components described below:

•	Specific allowances. Specific allowances are recorded for certain impaired loans identified among large non-homogeneous loans that we have extended to our commercial customers that are rated in our four highest risk categories. These allowances are recorded after an analysis of the particular customer is performed which takes into consideration the loan balance, payment history, cash flow analysis, collateral value and other factors. Individually impaired loans are measured based on the present value of payments expected to be received, or, for loans that are solely dependent on the collateral for repayment, the estimated fair value of the collateral.

•	Coefficient analysis. A coefficient analysis is performed on commercial loans in which the individual loans are grouped into eight risk categories based on common characteristics such as industry, payment history (including delinquency), collateral values and other factors. Allowance percentages, or coefficients, based on historic loss rates among these groupings are then applied to determine the allowance for loan losses to be recorded related to these loans, with the exception of impaired loans to which specific allowances are applied, as described above. See “— Risk Management — Credit Review Policies” in this Item 4.E.

•	Homogeneous analysis. Our consumer loan portfolio is pooled by portfolio segment (residential mortgages, installment loans, credit cards, etc.) and the losses inherent in each portfolio segment are estimated and recorded as loan loss allowances based primarily on historical loss rates applied to current loan balances.

•	Foreign loans. Allowances for losses inherent in loans made through our branches and subsidiaries outside of Greece are estimated by the branch or subsidiary which originated the loan. Methodologies applied are similar to those employed by the Group for loans in Greece.

•	Unallocated allowance. As the estimative process for portfolio losses is based on historical data, the amounts it indicates must acknowledge the inherent flaws in the process. These amounts further incorporate conditions existing at the balance sheet date which are difficult to measure and contain higher levels of uncertainty as to their effect on our loss rates. Such conditions include, among other things:

•	general and specific economic and business conditions affecting our key lending segments and geographical areas;

•	geographical and industry segment concentrations;

•	credit quality trends, including trends in non-performing loans expected to result from existing conditions;

•	average loan balances and volumes;

•	collateral values;

•	seasoning of the loan portfolio;

•	recent loss experience in particular segments of the portfolio;

•	duration of the current business cycle within an industry;

•	bank legislative regulatory developments; and

•	findings of our internal audit department.

      The allowance for credit losses is based upon estimates of probable losses inherent in the loan portfolio. The amount actually observed for these losses can vary significantly from the estimated amounts, but we expect that the consistent application of our methodology described above will reduce such variances. To ensure this is the case, we evaluate our loans and the methodologies applied thereto, including loss estimation percentages, on a regular basis based on management’s judgement of the changing dynamics within the portfolio. For instance, our coefficient analysis incorporates loss and delinquency data for the most recent three year period, and our analysis of homogeneous loans incorporates loss and delinquency data for the most recent two year period. See “— Risk Management — Credit Review Policies” in this Item 4.E.

      The following table sets forth the loan loss allowances for U.S. GAAP purposes by methodology for the last five years to which the methodology was applied to respective loan balances.

	At December 31,

	1998	1999	2000	2001	2002

	(EUR in thousands)
Specific allowances	339,071	313,303	287,882	291,434	341,226
Coefficient analysis	167,495	139,504	142,174	145,059	101,070
Homogeneous analysis	151,718	156,957	202,148	197,756	281,640
Foreign loans	86,180	114,354	246,154	265,641	239,785
Unallocated	85,420	73,890	94,853	115,037	47,424

Total loan loss allowance	829,884	798,008	973,211	1,014,927	1,011,145

      The increase in allowances under the homogeneous analysis during 2002 reflects the increase of non-performing loans to consumers, especially in residential mortgages.

      The following table illustrates the activity in the loan loss allowance balance over the previous five years:

	Year ended December 31,

	1998	1999	2000	2001	2002

	(EUR in thousands)
Balance at beginning of year	878,286	829,884	798,008	973,211	1,014,927
Add: Allowance (upon acquisition) attributable to companies acquired during the year	—	—	133,657	—	2,474
Add: Provisions for probable loan losses	129,024	64,880	107,348	170,786	143,391
Write-offs	(180,258)	(111,196)	(50,350)	(133,797)	(111,884)
Recoveries(1)	3,193	5,224	1,455	3,540	2,480

Less: Net write-offs	(177,065)	(105,972)	(48,895)	(130,257)	(109,404)
Exchange differences and other variations	(361)	9,216	(16,907)	1,187	(40,243)

Balance at end of year	829,884	798,008	973,211	1,014,927	1,011,145

(1)	Recoveries after write-offs of non-performing loans are minimal since, under Greek regulations, non-performing loans cannot be written-off until all legal remedies for recovery have been exhausted.

     Key ratios related to the activity in our loan loss allowance for the previous five years to which our loan loss methodology was applied are as follows:

	At December 31,

	1998	1999	2000	2001	2002

	(%)	(%)	(%)	(%)	(%)
Allowance for loan losses as a percent of total loans	7.0	5.5	5.6	5.0	4.9
Provision for probable loan losses as a percent of net loans written-off	72.9	61.2	219.5	131.1	131.1
Recoveries of loans to loans written-off in the previous year	1.4	2.9	1.4	7.0	1.9
Net loans written-off to average loans outstanding	1.5	0.8	0.3	0.7	0.6
Allowance for loan losses as a percent of non-accrual loans	61.5	63.0	68.6	74.0	74.6

Non-Performing Loans, Loan Loss Provisions and Loan Loss Experience

      Non-Performing, Delinquent and Restructured Loans. The table below shows (1) all loans that are non-performing, which are accounted for on a nonaccrual basis, (2) all accruing loans which are contractually past due 90 days or more as to principal or interest payments and (3) loans which are not included in (1) or (2) which are troubled debt restructurings for each of the five years ended December 31, 1998, 1999, 2000, 2001 and 2002.

	At December 31

	1998	1999	2000	2001	2002

	(EUR in thousands)
Domestic loans:
Non-performing past due and restructured loans:
Accruing loans:
Past due 90 days — 180 days	39,953	38,709	28,807	68,563	19,743
Past due 180 days — 365 days	69,708	75,979	119,695	132,285	68,995

Total accruing loans	109,661	114,688	148,502	200,848	88,738
Non-accruing loans:
Past due 90 days — 180 days	16,481	20,957	16,596	10,531	3,077
Past due 180 days — 365 days	90,688	48,012	46,442	22,938	47,734
Past due 365 days or more	1,149,271	1,061,931	1,066,245	1,018,888	1,062,354

Total non-accruing loans	1,256,440	1,130,900	1,129,283	1,052,357	1,113,165
Troubled debt restructuring	99,366	84,810	51,883	48,792	158,551

Total domestic loans	1,465,467	1,330,398	1,329,668	1,301,997	1,360,454
Foreign loans:
Non-performing past due and restructured loans:
Accruing loans:
Past due 90 days — 180 days	7,240	—	—	—	—
Past due 180 days — 365 days	—	—	—	—	—

Total accruing loans	7,240	—	—	—	—
Non-accruing loans:
Past due 90 days — 180 days	4,740	40,599	64,816	127,333	44,761
Past due 180 days — 365 days	11,110	27,266	65,218	33,809	37,244
Past due 365 days or more	77,004	68,387	160,182	157,501	160,700

Total non-accruing loans	92,854	136,252	290,216	318,643	242,705
Troubled debt restructuring	—	18,292	631	55,002	62,131
Other	3,657	—	—	—	—

Total foreign loans	103,751	154,544	290,847	373,645	304,836
Total domestic and foreign loans	1,569,218	1,484,942	1,620,515	1,675,642	1,665,290

      The following table sets forth the amount of loans of the Group which were non-performing, as determined by the banks in the Group, as at December 31, 1998, 1999, 2000, 2001 and 2002.

	At December 31,

	1998	1999	2000	2001	2002

	(EUR in thousands)
Group customer loans (gross amount)	11,787,216	14,407,560	17,518,373	20,346,565	20,631,325
Domestic loans:
Non-performing loans	1,256,440	1,130,900	1,129,283	1,052,357	1,113,165
Foreign loans:
Non-performing loans	92,854	136,252	290,216	318,643	242,705

Total non-performing loans	1,349,294	1,267,152	1,419,499	1,371,000	1,355,870

      The accounting processes applied by the Group for problem loans are based on Greek and applicable local regulations in other countries where the Group operates. Greek regulations with respect to problem loans differ in certain respects from those followed by banks in other countries, including the United States.

      Under current Greek law, a non-performing loan is one where interest and/or principal has not been paid for six months (regardless of the existence or value of collateral). Prior to 2002, this period was 12 months. However, under long-standing Bank policies, commercial loans are treated as non-performing after 180 days and consumer loans are treated as non-performing after 100 days. The Bank ceases to accrue interest when a loan is determined to be non-performing.

      The total value of non-performing loans (i.e., non-accruing loans) for the Group was €1,356 million at December 31, 2002. This corresponds to 6.6% of the Group’s loans outstanding at the same date. Of the Group’s non-performing loans, €1,180 million were held by the Bank. This amount represented 6.6% of the Bank’s portfolio.

      Atlantic Bank considers loans to be non-performing and stops accruing interest on such loans when interest or principal has not been paid for 90 days. All interest accrued but not collected is reversed.

      Atlantic Bank determines whether to commence legal action with respect to non-performing loans on a case-by-case basis, but generally commences foreclosure proceedings with respect to residential mortgages after principal or interest are 120 days past due. Atlantic Bank has its own collections and work-out department and also outsources the collection of consumer loans to local debt collection companies. Atlantic Bank will occasionally restructure loans that are adversely classified and/or categorized as non-performing. The terms on which non-performing loans are restructured vary depending upon several factors, including how long the loan has been classified as non-performing and the value of the collateral underlying the loan. The restructuring terms generally involve a discount to the total amount of unpaid interest owed to the bank under the loan, a revised interest rate and repayment schedule and additional security and guarantees. Non-performing loans that have been restructured normally remain classified as non-performing for a minimum of six months. They may be returned to accrual status if the payment of principal and interest are current and future payments are expected to be made on schedule. If the borrower performs under the restructuring arrangements, the bank ceases to pursue legal action against the borrower under the original loan.

      Atlantic Bank’s non-performing loans at December 31, 2002 totaled €20.0 million, or 1.7% of its loans outstanding at such date.

      NBG Canada classifies loans as impaired when there is no longer assurance of the timely collection of principal and interest. When a payment is 90 days past due, interest is no longer accrued and the loans are automatically classified as impaired unless they are well secured and in the process of collection. When a loan has been identified as impaired, the carrying amount of the loan is reduced to its estimated realizable amount, measured by discounting the expected future cash flows at the effective interest rate inherent in the loan. Impaired loans are returned to performing status when there is no longer any reasonable doubt regarding the timely collection of principal and interest, when all amounts in arrears, including interest, have been collected and when all charges for loan impairment have been reversed. Any assets received from the borrowers to satisfy their loan commitments are classified as impaired and recorded at the lower of the amount the bank expects to recover and the outstanding balance of the loan at the time the customer transfers the assets to the bank.

      The bank may consider restructuring of an impaired loan infrequently on a case-by-case basis. Restructuring terms vary depending on several factors, most importantly the value of existing collateral and/or additional collateral obtained. If the borrower performs under the restructuring arrangements, the bank ceases to pursue legal action against the borrower. Non-performing loans that have been restructured remain classified as non-performing loans until they are repaid in full. There were no restructures in fiscal 2002.

      The South African Bank of Athens reclassifies the status of its loan accounts on the following basis:

i)	60 Days in arrears — the account is reclassified from “1” to “2” and additional provision is raised pursuant to Central Bank requirements.

ii)	90 Days in arrears — the account is reclassified to “3” and again additional provision is raised pursuant to Central Bank requirements. During this time of re-classification, the bank also endeavors to communicate with the client in order to either obtain repayment of the arrears or to restructure the debt against, if necessary, additional security.

iii)	120 Days in arrears — the bank will determine whether legal action should be initiated for recovery. The account will be reclassified to “4” and transferred to the Recoveries Division. Accounts thus classified do not accrue interest.

The Recoveries Division will endeavor to communicate with the borrower in order to obtain repayment. If arrangements are concluded with the debtor at this point, such arrangements are generally governed by a deed of settlement in which the debtor consents to judgment in the event of a further default under the revised arrangements. The revised arrangements may include, inter alia, a reduction in the interest rate applicable to the loan and/or a discount in respect of interest which remains unpaid.

Once a facility has been restructured in terms of a Deed of Settlement, the account will remain in the books of the Recoveries Division with interest only transferred to the income statement once the capital sum has reduced to an amount that is adequately supported by the value of tangible collateral held or, in cases where no tangible collateral is held, once the capital sum has been repaid.

iv)	In the event of there being no response to the initial demand for payment by the Recoveries Division, the matter is handed up to attorneys for legal action and the account is classified as “5.”

The Central Bank of South Africa has issued guidelines on how loans should be categorized and what minimum provision should be raised, a summary of which is set forth below.

• 1 Current	1% general provision
• 2 Special Mention	2% specific provision
• 3 Sub-standard	20% specific provision net of collateral
• 4 Doubtful	50% specific provision net of collateral
• 5 Bad Debt	100% specific provision net of collateral

      The South African Bank of Athens strictly adheres to these guidelines.

      For the year ended December 31, 2002, the Group would have recorded €22.1 million of gross interest income had the non-performing loans been current instead of €10.4 million that was actually recorded.

      The Group’s level of non-performing loans (approximately 6.6% of the total loan portfolio at December 31, 2002) is significantly higher than most other banks in the EU. The high level of non-performing loans in the Group’s portfolio has resulted from several factors. Key factors that have contributed to the level of non-performing loans were the recession in the Greek economy, which affected many borrowers in the 1990s, and past Government influence over lending policies, including Government regulations requiring lending to specific sectors of the economy and Government policies that required the Bank to extend loans to troubled companies considered to be important to the Greek national interest. Other contributing factors were that the methods for approving loans and monitoring troubled loans in the past, in general, depended heavily on collateral and did not focus on the cash flow of the borrower, leading to relatively high levels of payment defaults. In addition, there were inadequate procedures for monitoring troubled loans.

      Furthermore, non-performing loans have tended to remain on the Group’s balance sheets significantly longer than would be the case with banks in other Western European countries and the United States due to Greek regulations limiting the ability of Greek banks to make provisions for and to write off non-performing loans. See “— Provisions for Probable Loan Losses and Write-offs of Non-Performing Loans,” below in this Item 4.E, for a discussion of the Group’s reserve and write-off policies and relevant regulations.

      The Bank generally initiates action to recover or settle outstanding amounts as soon as a loan is determined to be non-performing. The Bank has special branches responsible for the collection of non-performing loans in coordination with the central non-performing loan department. Atlantic Bank determines whether to commence legal action with respect to non-performing loans on a case by case basis, but generally commences foreclosure proceedings with respect to mortgages after principal or interest are 120 days past due. It also outsources the collection of consumer loans to local debt collection companies.

      The Bank has implemented a loan restructuring program available to all borrowers whose loans have been classified as non-performing. The Bank makes this program available from time to time. The terms on which non-performing loans are restructured vary depending upon several factors including how long the loan has been classified as non-performing and the value of the collateral underlying the loan. Restructuring terms generally involve a discount to the total amount of unpaid interest owed to the Bank under the loan and a revised interest rate and repayment schedule. Non-performing loans that have been restructured remain classified as non-performing loans until they are repaid in full and interest does not accrue with respect to such loans. If the borrower performs under the restructuring arrangements, however, the Bank ceases to pursue legal action against the borrower under the original loan. However, few loans have been restructured by the Bank during the last two years pending the implementation of Greek Law 2912/2001, which caps the balance of certain non-performing loans.

      United Bulgarian Bank classifies loans as non-performing if they are in arrears for more than 90 days. Interest payments that are overdue for more than 90 days are accrued as an off-balance sheet item and are not capitalized. UBB charges penalties on overdue balance sheet interest in accordance with the terms of the relevant loan agreement. These penalties are accrued as an off-balance sheet item. When overdue amounts are fully repaid, UBB renews its balance sheet accruals. Following its adoption of IFRS as of January 1, 2003, UBB suspends interest income when loans become doubtful of collection (non-performing). Such income is excluded from interest income until received. When overdue amounts are fully repaid, UBB renews its balance sheet accruals.

      In accordance with legal regulations of the National Bank of the Republic of Macedonia, the central bank, Stopanska Banka considers loans to be non-performing and stops accruing interest on such loans when interest has not been paid for 90 days. Interest accrued but not collected is provisioned 100%. Stopanska Banka begins legal action against borrowers on a case-by-case basis. For borrowers that are legal entities the bank usually first blocks the gyro accounts, and after 120-180 days commences foreclosure proceedings. For mortgage loans to individuals, legal action commences when the loan is approximately 120 days past due. The bank has its own Non-performing Loan Division in charge of collecting bad loans (category “E”). Very soon the bank will begin outsourcing the collection of consumer loans to local companies.

      In some cases when the bank assesses that the company has only temporary financial problems but has potential for successful operations in the near future, the Stopanska Banka reschedules or restructures its non-performing loans. The restructuring depends on the bank’s assessment about the potential of the client for regular payment of loans in the future and the additional collateral it is ready to offer. In some cases when the client is categorized as “D” or “E,” it is possible for restructuring to include some partial write-offs of penalty interest. In accordance to the current NBRM regulations, rescheduled loans remain classified as non-performing for at least the next six months. After that period it can be returned to regular status only if the client regularly meets its obligations to the bank.

NBG Cyprus

Rules which applied for Non-Performing Facilities up to December 31, 2002:

      Non-Performing credit facilities:

      Interest that arises from credit facilities that have been classified as doubtful are not included in the bank’s income.

      Commencing legal action:

      NBG (Cyprus) Ltd determines whether to commence legal action with respect to non-performing loans and overdraft accounts on a case-by-case basis. The bank has its own Recoveries Sector.

      Restructuring:

      NBG (Cyprus) Ltd will occasionally restructure credit facilities that are adversely classified and/or categorized as non-performing. The terms on which non-performing credit facilities are restructured vary depending upon several factors including how long they have been classified as non-performing and the value of the underlying collateral. Restructuring terms generally involve a revised interest rate and repayment schedule and obtaining additional security and guarantees.

Rules which apply for Non-Performing Facilities as from January 1, 2003

      Non-Performing Loans:

      N.B.G. (Cyprus) Ltd considers loans to be non-performing and stops accruing interest on such loans when more than nine monthly installments fall in arrears. All interest accrued but not collected is reversed.

      Non-Performing overdraft accounts:

      NBG (Cyprus) Ltd considers overdraft accounts with limit excesses to be non-performing and stops accruing that part of the interest on such accounts that is not covered by the sum of the credit turnover during the previous nine months. In cases where interest stops accruing but there is an adequate cover of the credit facilities, including interest, with tangible securities, the bank can accrue interest.

      Commencing legal action:

      NBG (Cyprus) Ltd determines whether to commence legal action with respect to non-performing loans and overdraft accounts on a case-by-case basis. The bank has its own Recoveries Sector.

      Restructuring:

      NBG (Cyprus) Ltd will occasionally restructure credit facilities that are adversely classified and/or categorized as non-performing. The terms on which non-performing credit facilities are restructured vary depending upon several factors including how long they have been classified as non-performing and the value of the underlying collateral. The restructuring terms generally involve a revised interest rate and repayment schedule and obtaining additional security and guarantees.

      Provisions for Probable Loan Losses and Write-offs of Non-Performing Loans. Approximately 87.0% of the Group’s non-performing loans as of December 31, 2002 were held by the Bank. The Bank’s non-performing and potential problem loans are monitored internally by the credit staff at the Bank’s headquarters, certain regional branches and specialized branches which handle only non-performing loans. The prospects of recovery and the estimated losses are reviewed. The Bank establishes provisions, reserve levels and write-offs for these loans. In addition, the Bank’s internal audit department examines loan portfolios at branches to determine how loans are to be classified.

      Banks in Greece are allowed for tax purposes to take general provisions for loan losses up to 1% of the average annual balance of their loan portfolio, except for loans extended to state-owned organizations or loans guaranteed by the Hellenic Republic. Specific provisions for other loan losses are also permitted under relevant Greek tax laws. However, substantial tax penalties apply where loans which have been specifically provided for are not written off within eight years of the specific provision. Under Greek banking regulations, non-performing loans can only be written off after all legal remedies for recovery, including the realization of collateral, have been exhausted. This process can take several years. As a result, specific provisions for non-performing loans are generally made only if general provisions are deemed insufficient to cover non-performing loans. As part of the

NBG Group’s strategy to improve the quality of its loan portfolio, the NBG Group has improved its methods of providing for losses inherent in its loan portfolio.

      Management, in accordance with Greek regulations, historically determined provisioning based on the amount of non-performing or troubled loans and the quality of the collateral as well as recommendations from the Bank’s internal auditors. Provisioning levels are determined based on requirements imposed by the Bank of Greece, which require banks to make provisions against all loans, with the amount to be provided depending on the type and quality of the loan, as well as the institution’s experience with such loans.

      During 2000, 2001 and 2002 the Group wrote off €50.4 million, €133.8 million and €111.9 million respectively, in non-performing loans and made new provisions of €107.3 million, €170.8 million and €143.4 million respectively, with regard to the loan portfolio. The Bank has also increased the level of legal action in relation to defaults and centralized collection operations.

      We are currently evaluating the provisioning proposals of the Basle Committee, which are expected to come into effect in 2006. See “Risk Factors — Our Capital Requirements May Change as a Result of the New Basle Capital Accord” in Item 3.D. The table below shows allowances for loan losses for the Group by loan category for each of the years ended December 31, 1998, 1999, 2000, 2001 and 2002.

	1998		1999		2000		2001		2002

	Amount	%(1)	Amount	%(1)	Amount	%(1)	Amount	%(1)	Amount	%(1)

	(EUR		(EUR		(EUR		(EUR		(EUR
	in thousands)		in thousands)		in thousands)		in thousands)		in thousands)
Greek residents
Consumer
Residential mortgages	84,698	23.0	88,646	21.4	85,432	20.6	114,993	22.2	178,000	26.9
Credit card	39,340	2.5	40,475	2.6	36,478	2.8	51,381	3.8	64,000	5.0
Auto financing	—	0.1	—	0.1	200	0.5	23	1.4		1.4
Other consumers	28,070	2.1	28,974	2.7	35,736	3.6	32,505	3.6	40,605	4.6

Total	152,108	27.7	158,095	26.8	157,846	27.5	198,902	31.0	282,605	37.9

Commercial
Industry and mining	141,453	19.0	115,530	15.0	150,365	13.7	102,647	9.2	111,039	9.7
Small-scale industry	61,752	5.7	58,395	4.6	65,737	3.6	46,207	3.4	59,442	3.3
Trade	66,063	13.1	57,773	14.4	65,784	13.7	56,197	10.0	98,057	11.3
Construction	7,639	1.1	11,316	0.7	12,417	0.6	14,609	0.7	26,047	1.1
Tourism	117,156	2.5	77,403	1.6	77,676	1.4	135,839	0.9	78,422	1.4
Shipping and transportation	97,136	4.0	71,577	4.0	66,392	4.3	32,634	4.3	34,809	4.2
Commercial mortgages	—	1.2	24,578	1.0	29,315	0.8	29,820	1.4		0.5
Public sector	—	12.6	22,929	14.1	—	13.8	29	17.9	24	10.6
Other	14,978	1.3	12,161	2.3	23,494	3.3	36,941	5.1	50,198	3.3

Total	506,177	60.5	451,662	57.7	491,180	55.2	454,923	52.9	458,038	45.4

Total Greek residents loans	658,285	88.2	609,757	84.5	649,026	82.7	653,825	83.9	740,643	83.3

Foreign
Consumer
Residential mortgages	848	1.1	610	1.1	358	1.0	493	0.9	389	1.2
Credit card	123	0.0	144	0.0	1,341	0.1	4,690	0.1	5,341	0.1
Auto financing	745	0.1	933	0.1	62	0.0	—	0.0	65	0.1
Other consumers	2,967	0.8	10,374	1.1	16,675	1.2	16,898	1.1	17,115	1.2

Total	4,683	2.0	12,061	2.3	18,436	2.3	22,081	2.1	22,910	2.6

Commercial
Industry and mining	9,787	2.6	17,949	3.8	50,985	4.4	89,244	4.5	88,538	4.2
Small-scale industry	399	0.1	1,957	0.1	36,003	0.5	2,964	0.2	2,436	0.2
Trade	10,427	1.7	8,032	1.9	27,944	2.3	32,575	2.2	36,257	2.3
Construction	—	0.0	2,289	0.5	16,713	0.6	8,704	0.6	9,036	0.9
Tourism	1,171	0.3	2,506	0.3	2,955	0.4	2,327	0.4	2,475	0.3
Shipping and transportation	43,968	1.6	48,960	1.8	57,858	1.5	59,439	1.2	51,329	1.0
Commercial mortgages	4,654	2.2	2,219	3.1	1,723	3.3	3,079	3.2	3,753	3.1
Public sector	—	0.2	—	0.3	1,027	0.4	15,695	0.4	56	0.2
Other	11,090	1.1	18,387	1.4	15,688	1.6	9,955	1.3	6,288	1.9

Total	81,496	9.8	102,299	13.2	210,896	15.0	223,982	14.0	200,168	14.1

Total foreign loans	86,179	11.8	114,360	15.5	229,332	17.3	246,063	16.1	223,078	16.7

Unallocated	85,420	—	73,891	—	94,853	—	115,039	—	47,424	—

Total Allowance For Loan Losses	829,884	100	798,008	100	973,211	100	1,014,927	100	1,011,145	100.0

(1)	Percentages represent the balance of loans in the respective category as a percent of the total loan balance.

     Total allowances for loan losses attributable to foreign residents decreased 9.3% from €246.0 million in 2001 to €223.1 million in 2002. The increase in unallocated provisions stems from the Bank due to the adoption of the Greek Law 2912/2001which limits the amount of interest that can accrue on certain loans that have been non-performing for several years and, therefore, restricts our ability to collect fully on such loans.

      An analysis of the Group’s write-offs and recoveries for non-performing loans for December 31, 1998, 1999, 2000, 2001 and 2002 is presented in the following table:

	Year ended December 31,

		% of		% of		% of		% of		% of
		total		total		total		total		total
	1998	loans	1999	loans	2000	loans	2001	loans	2002	loans

	(EUR in thousands except percentages)
Write-offs
Greek Residents:
Commercial and industrial	167,554	1.42	101,887	0.71	21,232	0.12	85,728	0.42	62,744	0.30
Real estate — construction	2,230	0.02	1,617	0.01	135	0.00	2,773	0.01	2,994	0.01
Real estate — mortgage	—	—	—	—	9,262	0.05	554	0.00	29,265	0.14
Installment loans to individuals	2,794	0.02	3	0.00	281	0.00	1,139	0.01	1,954	0.01

Total write-offs for loans to Greek residents	172,578	1.46	103,507	0.72	30,910	0.17	90,194	0.44	96,957	0.46

Foreign:
Commercial and industrial	6,685	0.06	6,371	0.04	17,177	0.10	43,084	0.21	14,199	0.07
Real estate — mortgage	792	0.01	144	0.00	355	0.00	82	0.00	332	0.00
Installment loans to individuals	203	0.00	1,174	0.01	1,908	0.01	437	0.00	396	0.00

Total write-offs for foreign loans	7,680	0.07	7,689	0.05	19,440	0.11	43,603	0.21	14,927	0.07

Total write-offs	180,258	1.53	111,196	0.77	50,350	0.28	133,797	0.65	111,884	0.53

Recoveries
Greek Residents:
Commercial and industrial	—	—	—	—	—	—	—	—	(486)	0.00
Real estate — construction		—	—	—	—	—	(1,174)	0.01	—	—
Real estate — mortgage		—	—	—	—	—	—	—	—	—
Governments and official institutions	(367)	0.00	—	—	—	—	—	—	—	—

Total recovery on loans to Greek residents	(367)	0.00	—	—	—	—	(1,174)	0.01	(486)	0.00

Foreign:
Commercial and industrial	(1,420)	0.01	(4,229)	0.03	(921)	0.01	(2,119)	0.01	(1,811)	0.01
Real estate — mortgage	(393)	0.00	(628)	0.00	(413)	0.00	—	—	(37)	0.00
Installment loans to individuals	(1,013)	0.01	(367)	0.00	(121)	0.00	(247)	0.00	(146)	0.00

Total recovery on foreign loans	(2,826)	0.02	(5,224)	0.03	(1,455)	0.01	(2,366)	0.01	(1,994)	0.01

Total recoveries	(3,193)	0.02	(5,224)	0.03	(1,455)	0.01	(3,540)	0.02	(2,480)	0.01

Off-Balance Sheet Items

      In the normal course of business, the members of the Group make contractual commitments on behalf of their customers and are a party to financial instruments with off-balance sheet risk to meet the financing needs of their customers. Such commitments take the form of guarantees and indemnities, letters of credit in favor of third parties, for which a bank agrees to make payments for customer accounts under certain conditions or in the event of default by a customer and receives a contract-indemnity from the customer, and commitments with respect to recourse risks arising from discounted bills. These services are normally provided on a fee basis.

      The Group has standby letters of credit and financial guarantees written amounting to €2,038 million and €2,243 million as at December 31, 2001 and 2002, respectively, comprised mainly of commitments with respect to guarantees and irrevocable letters of credit granted.

Liabilities

Deposits

      The following table shows details of the Group’s average deposits and average interest rates thereon, for the Group’s domestic and foreign operations, for each of the three years ended December 31, 2000, 2001 and 2002:

	Year ended December 31,

	2000		2001		2002

	Average	Average	Average	Average	Average	Average
	Balance	rate (%)	balance	rate (%)	balance	rate (%)

	(EUR in thousands except percentages)
Domestic Operations:
Deposits by Greek residents:
Non-interest bearing demand deposits	5,817	—	2,121	—	28,131	—
Interest bearing demand deposits	2,557,353	2.72	2,445,588	0.80	3,200,385	0.95
Savings(1)	16,986,436	5.32	19,141,065	2.48	21,730,928	1.66
Time deposits	12,892,707	6.27	11,063,915	3.59	9,069,200	3.35
Interbank	623,982	6.36	1,888,229	4.83	1,583,580	3.70
Other	212,126	6.22	279,211	4.71	251,539	2.51
Non-Greek residents or foreigners:
Non-interest bearing demand deposits	301,796	—	326,941	—	304,619	—
Interest bearing demand deposits	627,061	0.73	200,766	1.22	480,578	0.55
Savings(1)	589,315	2.49	612,816	1.99	1,111,640	1.84
Time deposits	1,944,963	4.67	2,407,058	3.15	2,235,785	3.60
Interbank	1,408,807	5.58	2,113,746	4.81	2,120,045	2.59
Other	64,332	5.73	72,373	3.89	45,624	2.61
Deposits in foreign banking offices:
Banks located in foreign countries	7,595	0.00	—	—	851	—
Foreign governments and official institutions	—	—	—	—	1,000	—
Other foreign demand deposits	282,629	3.75	217,347	3.83	230,467	0.55
Other foreign time and savings deposits	79,163	10.88	122,054	7.98	144,894	1.28

Total deposits	38,584,082	5.30	40,893,230	2.96	42,539,266	2.17

(1)	These deposits are available on demand.

     The table below shows the amount outstanding of time certificates of deposit and other time deposits in amounts of U.S.$100,000 or more of the Group by remaining maturity at December 31, 2002. Determinations of whether certain time deposits in currencies other than the U.S. dollar are in amounts of U.S.$100,000 or more have been based on exchange rates at December 31, 2002.

Year ended
December 31, 2002

(EUR in thousands)
Time certificates of deposit in amounts U.S.$100,000 or more:
3 months or less	110,670
Over 3 through 6 months	9,869
Over 6 through 12 months	81,062
Over 12 months	46,131
Other time deposits of U.S.$100,000 or more by time remaining until maturity:
3 months or less	4,717,190
Over 3 through 6 months	447,424
Over 6 through 12 months	429,611
Over 12 months	1,749

Total time certificates of deposit and other deposits in amount of U.S.$100,000 or more	5,843,706

Short-term Borrowings

      The table below shows outstanding amounts of short-term bonds issued by the Bank for each of the three years ended December 31, 2000, 2001 and 2002.

	Year ended December 31,

	2000	2001	2002

	(EUR in thousands, except
	percentages)
End of period	73,641	51,630	28,585
Maximum month-end amount during the period	110,242	71,651	52,898
Average amount	88,382	63,566	38,589
Average interest rate	7.49%	4.56%	4.05%

ITEM 5     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

      The following discussion is based upon the selected financial data prepared in accordance with U.S. GAAP and should be read in conjunction with our U.S. GAAP Financial Statements and the notes explaining those financial statements included elsewhere in this Annual Report.

Overview

      We are the largest financial group in Greece. We provide commercial, retail and investment banking services, mortgage lending and other financial services, including insurance, through the branch network of the Bank and its subsidiaries in Greece and abroad. Our principal sources of income have historically been interest earned on customer loans and securities as well as commissions. We fund our lending activities and our securities portfolio principally through demand and short-term deposits in our branch network. Approximately 61.7% of our total revenues for the year ended December 31, 2002 was generated by the Bank, which is the largest financial institution in Greece. At December 31, 2002, the Bank accounted for approximately 86.8% of our total assets.

      The Bank’s interest-earning securities portfolio is comprised predominantly of Greek Government bonds. The Bank’s historically significant level of investment in Government bonds is in part attributable to the high reserve requirements applicable in the past. The Bank’s management currently expects that the proportion of Greek Government bonds to total assets will decrease in the medium- to long-term, as a result of an expected increase in the loan portfolio and the increase in our portfolio of bonds of other issuers.

      Deregulation in the Greek banking sector has resulted in increased competition from domestic and foreign private banks and a significant expansion of activity in new sectors such as asset management, capital markets and treasury. During the period under review in this discussion, interest rates in Greece have been gradually declining. For the period from January 1, 2000 through December 31, 2000, this decline in interest rates was attributable to convergence in Greece with interest rates in effect throughout the other countries that were participating in EMU, in connection with Greece’s preparation to accede to the third stage of EMU on January 1, 2001. Since that date, when the euro replaced the drachma as the legal currency in the Hellenic Republic, the decline in interest rates in Greece has been the result of interest rate reductions by the European Central Bank.

      Strategic Focus. Our strategy focuses on enhancing profitability and creating a stronger financial group. As part of this strategy, we are seeking to enhance our revenue generation potential through asset sales and by modifying our mix of assets in order to reduce the amount of low yielding assets, such as government bonds. Concurrently, we are increasing our lending to market sectors with higher interest rate margins, such as the small business, mortgage and consumer segments. We are also streamlining our structure in order to improve efficiency, reduce costs and facilitate cross-selling among various divisions. Our strategy also involves preserving our asset quality and reducing the level of non-performing loans, which has had and continues to have, a significant negative impact on our operating results. We are further seeking to increase our fee-related activities, primarily commissions from retail services and products as well as those related to investment banking and asset management, although these areas are subject to variations in market conditions. See Item 4.B, “Business Overview — Strategy.”

      Non-Performing Loans. Our level of non-performing loans is approximately 6.6% of our total loan portfolio as at December 31, 2002. This level has declined in recent years, but is nevertheless significantly higher than that of many other banks in Western Europe. Key factors that have contributed to the level of non-performing loans in the past were the recession in the Greek economy, which affected many borrowers in the early 1990s, and past influence by the Greek government over lending policies, including regulations requiring lending to specific sectors of the economy and policies that required the Bank to extend loans to troubled companies considered to be important to the Greek national interest. Other contributing factors were that the methods for approving loans and monitoring troubled loans, in general, depended heavily on collateral and did not focus on the cash flow of the borrower as an indicator of creditworthiness. These factors contributed to relatively high levels of payment defaults. In addition, there were inadequate procedures for monitoring or restructuring troubled loans prior to default.

      Furthermore, non-performing loans have remained on our balance sheet significantly longer than would be the case in banks in other Western European countries due to Greek regulations regarding provisions and write-offs with respect to non-performing loans. Under Greek tax law and for Greek GAAP purposes, banks are allowed to make tax-deductible general provisions for loan losses up to 1% of the average balance of their loan portfolio, not including loans extended to State-owned organizations and loans guaranteed by the Hellenic Republic. Specific provisions for loan losses are also permitted under Greek tax law and for Greek GAAP purposes, but there are significant tax penalties imposed to the extent that loans written off against specific provisions are subsequently recovered. Write-offs of non-performing loans can only be made after all legal remedies for recovery, including realization of collateral, have been exhausted, which can take up to ten years. As such, our write-offs of non-performing loans in recent years have been high, which reflects the fact that we have exhausted all legal remedies for recovery of many loans made under Greek government influence in the early 1990s. For U.S. GAAP purposes, all loans written-off during the years ended December 31, 2000, 2001 and 2002 were fully provided for, taking into account recovered amounts. See Item 4.E, “Selected Statistical Data — Credit Quality — Non-Performing Loans, Loan Loss Provisions and Loan Loss Experience.”

      As part of our strategy to preserve the quality of our loan portfolio, we have improved the methods of providing for losses inherent in our loan portfolio and increased our write-offs for non-performing loans. As a result, we have provided for all existing non-performing loans, taking into account any collateral with respect to such loans and have shortened the period at which loans become non-performing. We have also provided for other probable losses inherent in the portfolio to the extent such losses are reasonably estimable. In 2000, we made provisions of €107.3 million and wrote off €50.4 million. In 2001, we made provisions of €170.8 million and wrote off €133.8 million. In 2002, we made provisions of €143.4 million and wrote off €111.9 million. The provisions made under U.S. GAAP in 2000, 2001 and 2002 referred to above represent expected losses on loans originated in the respective years, as well as expected additional losses due to changes in circumstances related to previously existing loans in each respective period that had been incurred at each balance sheet date. In 2000, our write-offs were significantly lower than in 1999, reflecting the improved quality of the Group’s loan portfolio. However, provisions in 2000 increased due principally to the overall growth in the Group’s loan portfolio. In addition, we acquired approximately €97.0 million of non-performing loans in 2000 in connection with our acquisition of Stopanska Banka, representing approximately 6.8% of our total non-performing loans. However, we have adequately provided for these loans in our financial statements. In 2001, provisions increased 59.1% due in part to the overall growth of the Group’s foreign loan portfolio, but also due to the impact of Greek Law 2912/2001, which limits the amount of interest that can accrue on certain non-performing loans and therefore required an adjustment to existing provisions. In 2002, provisions decreased 16.1% and write-offs decreased 16.4%, notwithstanding a 1.4% increase in our total loan portfolio reflecting the continued improvement in the quality of our loan portfolio, resulting from our enhanced loan approval process and our write-offs during the period. This decrease also reflects the effect of exchange differences and other variations, principally driven by the depreciation of the U.S. dollar against the euro. See “Selected Statistical Data — Allowance for Loan Losses — Methodology,” in Item 4.E.

      We have taken and are continuing to take steps to improve our credit approval and risk management procedures in order to reduce the amount of non-performing loans that occur in the future. We have developed and implemented a comprehensive credit manual to govern the lending process, and have fully implemented new credit review and monitoring procedures, which focus on the borrower’s cash flow and ability to repay as well as on collateral values. See Item 4.E, “Selected Statistical Data — Credit Quality.” An objective in restructuring our credit function is to ensure consistency in the loan approval process throughout the organization while tailoring it to meet the specific needs of the Bank’s borrowers. We have therefore established centralized credit centers, taking the decision-making power for loan approval out of the hands of the branches. We have also set up a special division to monitor and strengthen our position with respect to delinquent loans by working flexibly with clients — restructuring payments and taking additional collateral — to ensure they meet their payment obligations.

      Disposal of Non-Core Assets. As part of our strategy to streamline our operations, we strategically dispose of our investments in non-core businesses. The Bank, ETEBA, the Group’s investment banking arm, and Ethniki Kefalaiou disposed of equity investments in non-core businesses, realizing proceeds amounting to €66.3 million in 2000. Disposals in 2000 consisted primarily of a portion of our holdings in Astir Hotels Vouliagmeni S.A. through an initial public offering in Greece. We did not dispose of any other significant equity investments in non-core businesses in 2000, 2001 or 2002 due to adverse market conditions. The Bank and its subsidiary, Ethniki Kefalaiou, disposed of real estate in amounts equal to approximately €56.3 million in 2000, €104.5 million in 2001 and €45.0 million in 2002. We expect to continue such divestitures and expect our policy of disposing of non-core assets will contribute to increased income in future periods as the proceeds of such disposals are reinvested in higher revenue-generating activities.

      Capital Base. We have taken measures to strengthen our capital base in connection with the modification of our asset mix, to comply with Greek capital adequacy requirements as set by the Basle Committee on Banking Supervision under the Capital Adequacy Directive relating to market risk and to selectively expand our operations. In November 1996, we enhanced our balance sheet by the issuance of GRD 102 billion or €299 million of Mandatorily Convertible Bonds that count as Tier I capital, and in June 1997 a further U.S.$200 million of Tier II capital was raised when a subsidiary of the Bank issued subordinated notes guaranteed by the Bank. In November 1997 and May 1999, we completed rights offerings for GRD 80.4 billion or €236 million and GRD 170.7 billion or €501 million, respectively, aimed at improving our capital base. In December 2000, we purchased, for GRD 87,797 million or €257.7 million, 6,461,096 of the Bank’s ordinary shares from DEKA which had been issued in connection with the conversion of the fourth tranche of Mandatorily

Convertible Bonds on November 15, 2000. In addition, on December 13, 2000, we purchased from DEKA the fifth, and last, tranche of Mandatorily Convertible Bonds for GRD 85,867 million or €252 million, which converted into 6,461,100 shares of the Bank on November 15, 2001. This reduced Tier I capital by €509.7 million, the aggregate purchase price for these shares. At December 31, 2001 the Bank and the Group had €2,077.8 million and €2,170.4 million, respectively, of Tier I capital and €2,362.5 million and €2,445.0 million, respectively, of total capital. In June 2002, we raised approximately €750 million through the issuance by NBG Finance plc of subordinated floating rate notes due 2012, guaranteed by the Bank, and redeemed the U.S.$200 million of subordinated notes issued in 1997, which had the net effect of increasing our Tier II capital by approximately €538.5 million. At December 31, 2002 the Bank and the Group had €2,053.1 million and €1,842.4 million, respectively, of Tier I capital and €2,729.2 million and €2,600.0 million, respectively, of total capital.

      Sources of liquidity are regularly reviewed to maintain a wide diversification by currency, geography, provider and product. The ability to raise funds is in part dependent on maintaining the Bank’s credit ratings, although, except at extremes, a credit downgrade is likely to affect only the price at which funding is available rather than the volume that can be raised. Many factors contribute to the credit rating process, including assessment of management capability, and the quality of the corporate governance and risk management processes. The Bank considers maintaining a strong capital base and strong regulatory ratios to be important factors in preserving its strong credit ratings.

      The table below sets forth the credit ratings that have been assigned to the Bank by Moody’s Investors Services Limited (referred to below as “Moody’s”), Standard and Poor’s Rating Services (referred to below as “Standard and Poor’s), a division of the McGraw Hill Companies, Fitch Ratings Ltd. (referred to below as “Fitch”) and Capital Intelligence Ltd. (referred to below as “Capital Intelligence”).

	Long-term foreign	Short-term
	currency deposit	foreign currency	Outlook for the	Financial strength	Subordinated debt
Rating agency	rating(1)	deposit rating(1)	Bank’s ratings(1)	of the Bank(1)	of the Bank(1)

Moody’s	A2	Prime-1	Stable	C	Baa1
Standard and Poor’s	BBB+	A-2	Stable	—	BBB
Fitch	A-	F2	Stable	—	BBB+
Capital Intelligence	A-	A2	—	A-	—

(1)	A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

A.  Operating Results

Results of Operations for the Year Ended December 31, 2002 Compared with the Year Ended December 31, 2001

      Overview. During the year ended December 31, 2002, the Group operated in an environment of declining interest rates, which had the effect of reducing both interest income and interest expense, notwithstanding an increase in the size of the Group’s loan portfolio. In addition, the securities markets experienced a general decline, adversely affecting the value of the Group’s securities portfolio and its profit from debt and equity trading and investment banking.

      In anticipation of the adoption of IFRS as its primary reporting standards in lieu of Greek GAAP, the Bank reexamined the classifications of its securities’ portfolio. As a result, the Group transferred €90.6 million of equity securities from the trading portfolio to the available for sale portfolio effective January 1, 2002. The unrealized losses of these securities at the time of transfer was €78.6 million.

      In addition, on July 11, 2002, Greek Law 3029/2002 was enacted which clarified certain rights and obligation of employers and employees under Greek employee benefit plans. As a result, the Group reexamined the terms of its employee benefit plans. Based upon advice from its Greek legal counsel, the Group believes that as of July 11, 2002 it is no longer under any obligation to cover possible future plan deficits for certain plans which were previously accounted for as defined benefit plans, as under the provisions of Greek Law 3029/2002, the Hellenic Republic has undertaken the obligation to fund the deficits of these plans. This change resulted in a net gain (before income tax expense and minority interests) of €174.6 million, which has been accounted for as an extraordinary item. See Note 38 to the U.S. GAAP Financial Statements included in this Annual Report.

      Net Interest Income. Our net interest income before provision for loan losses increased 1.1% to €1,241.7 million for 2002, compared with €1,228.2 million for 2001, as the decrease in interest expense exceeded the decrease in interest income. Our net interest margin decreased to 2.60% in 2002 from 2.64% in 2001. The components of our net interest income for 2001 and 2002 are reflected in the following table:

	Year ended December 31,

			2001/2002
	2001	2002	Change

			(%)
	(EUR in thousands)
Interest Income:
Loans	1,220,270	1,154,660	(5.4)
Securities available for sale	171,203	167,315	(2.3)
Trading assets	689,027	756,576	9.8
Federal funds sold and securities purchased under agreements to resell	27,843	70,668	153.8
Interest-bearing deposits with banks	475,857	240,158	(49.5)
Other	37,110	27,321	(26.4)

Total interest income	2,621,310	2,416,698	(7.8)

Interest Expense:
Deposits	1,209,218	923,640	(23.6)
Securities sold under agreements to repurchase	149,561	211,724	41.6
Other borrowed funds	9,148	5,654	(38.2)
Long-term debt	14,934	22,481	50.5
Other	10,252	11,524	12.4

Total interest expense	1,393,113	1,175,023	(15.7)

Net interest income before provision for loan losses	1,228,197	1,241,675	1.1
Provision for loan losses	(170,786)	(143,391)	(16.0)

Net interest income after provision for loan losses	1,057,411	1,098,284	3.9

      Total interest income for the Group decreased 7.8% to €2,416.7 million for 2002 from €2,621.3 million for 2001. Interest income from loans decreased 5.4% in 2002 compared with 2001, notwithstanding an increase in the size of the loan portfolio, as a result of a decline in interest rates during the period. Interest income from the securities portfolio decreased as a result of lower interest rates in 2002. Interest income from trading assets increased due to higher average balances (inclusive of interest rate swaps) during the year. Interest income from interest-bearing deposits with banks (which includes reserves with the Bank of Greece) decreased in 2002 compared to 2001 due to reduced interest rates and a reallocation of funds to securities purchased under agreement to resell. Other interest income for the Group, which includes income received on amounts from money market investments, also decreased from €37.1 million in 2001 to €27.3 million in 2002.

      Total interest expense for the Group decreased 15.7% to €1,175.0 million for 2002 from €1,393.1 million for 2001. Interest on deposits decreased 23.6% in 2002, reflecting a decline in interest rates in 2002, as well as a small decline in customer deposits. Interest expense on securities sold under agreements to repurchase increased, reflecting an increase in the size of the portfolio, notwithstanding a reduction in the weighted average interest rates during the year. Interest expense on long-term debt increased due to the issuance of €750 million subordinated notes in 2002.

      Provision for Loan Losses. We recorded, for U.S. GAAP purposes, provisions of €170.8 million for 2001, which decreased 16.0% to €143.4 million for 2002.

      Activity in the loan loss allowances for the two years ended December 31, 2001 and 2002 was as follows:

	2001	2002

	(EUR in thousands)
Balance at beginning of the year	973,211	1,014,927
Add: Allowance (upon acquisition) attributable to companies acquired during the year	—	2,474
Add: Provisions for probable loan losses	170,786	143,391
Write-offs	(133,797)	(111,884)
Recoveries(1)	3,540	2,480

Less: Net write-offs	(130,257)	(109,404)
Exchange differences and other variations	1,187	(40,243)

Balance at end of year	1,014,927	1,011,145

(1)	Recoveries after write-offs of non-performing loans are minimal as, under Greek regulations, non-performing loans cannot be written-off until all legal remedies for recovery have been exhausted.

     During the period under review, total loan loss allowance decreased from €1,015.0 million in 2001 to €1,011.1 million in 2002, notwithstanding an increase in our total loan portfolio. Total loans increased 1.4% from €20,346.6 million at December 31, 2001 to €20,631.3 million at December 31, 2002. At the same time, write-offs decreased 16.4% from €133.8 million in 2001 to €111.9 million in 2002 reflecting the improved quality of the loan portfolio. The decrease in total loan loss allowances also reflects the effect of exchange rate differences and other variations principally driven by the depreciation of the U.S. dollar against euro. The decrease in total loan loss allowances as a percentage of total loans, from 5.0% in 2001 to 4.9% in 2002, principally reflects the continued improvement in the quality of our loan portfolio, resulting from our enhanced loan approval process and our write-offs during the period.

      The Group’s loan loss allowance consists of five principal components. See Item 4.E, “Selected Statistical Data — Credit Quality — Allowance for Loan Losses — Methodology.”

	At December 31,

	2001		2002

	(EUR in		(EUR in
	thousands)	(%)	thousands)	(%)

Specific allowances	291,434	28.7	341,226	33.7
Coefficient analysis	145,059	14.3	101,070	10.0
Homogeneous analysis	197,756	19.5	281,640	27.9
Foreign loans	265,641	26.2	239,785	23.7
Unallocated	115,037	11.3	47,424	4.7

Total loan loss allowances	1,014,927	100.0	1,011,145	100.0

      The increase in allowances under the homogeneous analysis during 2002 reflects the increase of non-performing loans to customers, especially in residential mortgages.

      Total loan loss allowance as a percentage of non-performing loans was 71.1% at December 31, 2001 and 74.6% at December 31, 2002.

      Net interest income after provision for loan losses increased 3.9% to €1,098.3 million in 2002 from €1,057.4 million in 2001, reflecting the decrease in provisions and the increase in net interest income in 2002.

      Non-interest Income. Non-interest income decreased 8.7% to €965.3 million for 2002, compared to €1,057.0 million for 2001. The following table summarizes the principal components of non-interest income during each of the two years ended December 31, 2001 and 2002:

	Year ended December 31,
			2001/2002
	2001	2002	Change

			(%)
	(EUR in thousands)
Profit on disposal and partial disposal of subsidiary undertakings	5,313	—	—
Profit on disposal of equity investments	—	2,280	—
Credit card fees	46,756	57,400	22.8
Service charges on deposit accounts	24,423	36,198	48.2
Other fees and commissions	305,884	286,627	(6.3)
Net trading profits or (losses)	(138,348)	(227,443)	64.4
Net realized gains on sales of available-for-sale securities	12,353	7,085	(42.6)
Equity in earnings or (losses) of investees	(1,086)	5,787	632.9
Other	801,679	797,338	(0.5)

Total non-interest income	1,056,974	965,272	(8.7)

      Profits on disposal and partial disposal of subsidiary undertakings were nil in 2002, compared to €5.3 million in 2001. There was a €2.3 million profit on disposal of equity investments in 2002 compared to nil in 2001. Income from credit card fees increased 22.8% from €46.8 million in 2001 to €57.4 million in 2002 due to an increase in the number of cards in circulation. Service charges on deposit accounts increased 48.2% from €24.4 million in 2001 to €36.2 million in 2002 due to an increase in rates charged. Other fees and commissions decreased 6.3% due primarily to a reduction in investment banking and asset management commissions which was partially offset by an increase in retail banking commissions. Net trading losses in 2002 increased by 64.4% consisting of realized gains of €270.7 million and unrealized losses of €498.2 million. Net realized gains on sales of available-for-sale securities decreased by 42.6% due to market conditions. Our equity in earnings of investees reflects primarily gains of Aget Heracles, partially offset by losses of Larco Metallurgical. Other non-interest income decreased by 0.5% from €801.7 million in 2001 to €797.3 million in 2002, primarily due to decreased gains on sales of real estate and increased insurance operations income. Insurance operations income increased 14.9% from €498.7 million in 2001 to €573.0 million in 2002.

      Non-interest Expense. Non-interest expense increased 9.4% to €2,082.2 million for 2002, compared with €1,902.6 million for 2001.

      The following table summarizes the principal components of non-interest expense during each of the two years ended December 31, 2001 and 2002.

	Year ended December 31,
			2001/2002
	2001	2002	Change

			(%)
	(EUR in thousands)
Salaries and employee benefits	820,914	887,714	8.1
Occupancy and equipment expense	67,885	66,910	(1.4)
Amortization and depreciation	130,477	122,278	(6.3)
Other non-interest expense	883,355	1,005,280	13.8

Total non-interest expense	1,902,631	2,082,182	9.4

      Salaries and employee benefits increased 8.1% from €820.9 million for 2001 to €887.7 million for 2002. This increase was due to a general wage increase in Greece and increases in employee benefit costs in 2002. Employee benefit costs in 2001 and 2002 include actuarial adjustments for pension and post retirement defined benefit plans. In 2001 and 2002, these adjustments resulted in a charge to the income statement of €55.3 million and €44.4 million, respectively, to reflect shortfalls in the Group’s defined benefit pension plans. Occupancy and equipment expense decreased 1.4% from €67.9 million in 2001 to €66.9 million in 2002. Amortization and depreciation expense (which includes depreciation and amortization of tangible and intangible assets) decreased

6.3% to €122.3 million for 2002, compared with €130.5 million for 2001, primarily due to the absence of goodwill amortisation following adoption of SFAS 142.

      The table below summarizes the principal components of other non-interest expense during each of the two years ended December 31, 2001 and 2002:

	Year ended
	December 31,
			2001/2002
	2001	2002	Change

			(%)
	(EUR in thousands)
Reinsurance premiums and insurance operating costs	541,488	586,616	8.3
Warehouse cost of services	2,134	3,421	60.3
Hotel running costs	19,838	20,883	5.3
Credit card costs	36,220	46,278	27.8
Broker costs	5,586	6,858	22.8
Deposit insurance premiums	9,221	10,613	15.1
Loss on permanent diminution in the value of available-for-sale securities	—	35,537	—
Other	268,868	295,074	9.8

	883,355	1,005,280	13.8

      Other non-interest expense increased by 13.8% from €883.4 million in 2001 to €1,005.3 million in 2002 primarily due to an increase in reinsurance premiums and the loss on permanent diminution in value of available-for-sale securities. During the year, the Group took an impairment charge on its available-for-sale portfolio amounting to €35.5 million. The charge relates to equity securities listed on the Athens Stock Exchange. This amount represents management’s best estimate of the level of permanent diminution in the value of these securities as a result of the unfavorable market conditions in the Greek equities market.

      Income Before Income Tax Expense and Minority Interests. Income before income tax expense and minority interests decreased significantly from an income of €211.8 million for 2001 to a loss of €18.6 million for 2002. This decrease resulted primarily from decreases in non-interest income and increases in non-interest expenses, notwithstanding the increase in net interest income.

      Income Tax Expense. Our income tax liability for U.S. GAAP purposes is determined based upon income reflected in the Group’s U.S. GAAP Financial Statements. Income tax expense for 2002 was €15.0 million compared to €115.1 million for 2001, resulting primarily from decreased profits in 2002 and an increase in deferred tax assets. The applicable Greek statutory rate of tax for the Bank and non-listed companies in the Group is 35%, reduced from 37.5% in 2001. The effective tax rate applicable to the Group determined under U.S. GAAP in 2001 and 2002 was significantly higher than the applicable average statutory income tax rate, primarily because of non-tax deductible losses suffered by the Group in 2001 and 2002. Furthermore, under U.S. GAAP, unlike Greek tax law, deferred tax assets and liabilities are recognized for temporary differences in the determination of income tax expense for the given fiscal period.

      Extraordinary item. Extraordinary income of €174.6 million arose in respect of employee benefit plans in 2002 due to the enactment of Greek Law 3029/2002. The income tax charge on this income was €61.1 million and minority interest was €17.4 million. See Note 38 to the U.S. GAAP Financial Statements, included in this Annual Report.

      Net Income. For the reasons discussed above, we had net income of €126.9 million for 2002 compared to €205.0 million for 2001.

      Exchange Rate Exposure. The Group is an active participant in the foreign exchange markets and also makes loans denominated in foreign currencies. The Group’s goal in managing exchange rate exposure is to minimize the effect of exchange rate movements on profitability. The Group adheres to central bank guidelines and other guidelines applicable to the Group and actively manages its foreign currency position. To the extent that foreign currency-denominated assets are not matched with liabilities denominated in the same currencies, the Group engages in swaps and other hedging transactions in order to reduce the effects of these imbalances.

Management, therefore, does not consider the Group’s foreign exchange risk to be significant with respect to the Group’s overall financial position. At December 31, 2002, 21.56% of the Group’s liabilities and 21.76% of the Group’s assets were denominated in currencies other than euro, before taking into account hedging transactions.

Results of Operations for the Year Ended December 31, 2001 Compared with the Year Ended December 31, 2000

      Overview. During the year ended December 31, 2001, the Group operated in an environment of declining interest rates, which had the effect of reducing both interest income and interest expense, notwithstanding an increase in the Group’s loan portfolio. Furthermore, increased provisions and write-offs, especially in the loan portfolio of Stopanska and UBB, affected the Group’s results. In addition, the securities markets experienced a general decline, adversely affecting the value of the Group’s securities portfolio and its profit from debt and equity trading.

      Net Interest Income. Our net interest income before provisions for loan losses increased 32.2% to €1,228.2 million for 2001 compared with €929.3 million for 2000, as the decrease in interest expense outpaced the decrease in interest income. Our net interest margin increased to 2.64% in 2001 from 2.14% in 2000. The Bank increased its net interest margin due to lower cost of funding, reflecting the convergence of short-term interest rates in Greece with those prevailing in the rest of Europe. This was partially offset in the last quarter of 2001 as euro interest rates declined more quickly than deposit interest rates. The components of our net interest income for 2000 and 2001 are reflected in the following table:

	Year ended December 31,
			2000/2001
	2000	2001	Change

			(%)
	(EUR in thousands)
Interest Income:
Loans	1,322,652	1,220,270	(7.7)
Securities available for sale	194,952	171,203	(12.2)
Securities held-to-maturity	186,171	—	—
Trading assets	943,172	689,027	(27.0)
Federal funds sold and securities purchased under agreements to resell	17,271	27,843	61.2
Interest-bearing deposits with banks	616,207	475,857	(22.8)
Other	91,463	37,110	(59.4)

Total interest income	3,371,888	2,621,310	(22.3)

Interest Expense:
Deposits	2,044,243	1,209,218	(40.9)
Securities sold under agreements to repurchase	344,339	149,561	(56.6)
Other borrowed funds	17,694	9,148	(48.3)
Long-term debt	19,639	14,934	(24.0)
Other	16,674	10,252	(38.5)

Total interest expense	2,442,589	1,393,113	(43.0)

Net interest income before provision for loan losses	929,299	1,228,197	32.2
Provision for loan losses	(107,348)	(170,786)	59.1

Net interest income after provision for loan losses	821,951	1,057,411	28.7

      Total interest income for the Group decreased 22.3% to €2,621.3 million for 2001 from €3,371.9 million for 2000. Interest income from loans decreased 7.7% in 2001 compared with 2000 as a result of declining interest rates in Europe during the year, notwithstanding an increase in the size of the loan portfolio. Interest income from the trading assets and securities portfolio decreased as a result of lower interest rates in 2001. Interest income from interest-bearing deposits with banks (which includes reserves with the Bank of Greece) decreased in 2001 compared to 2000 due to reduced interest rates. Other interest income for the Group, which includes income received on amounts from money market investments, decreased from €91.5 million in 2000 to €37.1 million in 2001.

      Total interest expense for the Group decreased 43.0% to €1,393.1 million for 2001 from €2,442.6 million for 2000. Interest on deposits decreased 40.9% in 2001, reflecting a decline in interest rates in 2001, which was offset in part by increased customer deposits. Interest expense on securities sold under agreements to repurchase decreased, as did interest expense on other borrowings, which consists primarily of short-term bonds issued by the former National Mortgage Bank (which was merged into the Bank in 1998) and interest expense on long-term debt. The decrease was mainly due to declining interest rates.

      Provision for Loan Losses. We recorded, for U.S. GAAP purposes, provisions of €107.3 million for 2000, which increased 59.1% to €170.8 million for 2001.

      Activity in the loan loss allowances for the two years ended December 31, 2000 and 2001 was as follows:

	2000	2001

	(EUR in thousands)
Balance at beginning of the year	798,008	973,211
Add: Allowance (upon acquisition) attributable to companies acquired during the year	133,657	—
Add: Provisions for probable loan losses	107,348	170,786
Write-offs	(50,350)	(133,797)
Recoveries(1)	1,455	3,540

Less: Net write-offs	(48,895)	(130,257)
Exchange differences and other variations	(16,907)	1,187

Balance at end of year	973,211	1,014,927

(1)	Recoveries after write-offs of non-performing loans are minimal since, under Greek regulations, non-performing loans cannot be written-off until all legal remedies for recovery have been exhausted.

     Total loan loss allowance increased 4.3% from €973.2 million in 2000 to €1,014.9 million in 2001, notwithstanding a larger increase in our total loan portfolio. Total loans increased 16.1% from €17,518.4 million at December 31, 2000 to €20,346.6 million at December 31, 2001. At the same time, write-offs increased 165.7% from €50.4 million in 2000 to €133.8 million in 2001 as we continued to remove poor quality loans originated in previous years, particularly in the industrial, shipping and trade sectors. Provisions for the period also increased, due to new non-performing loans, principally in Stopanska Banka, NBG Cyprus and Atlantic Bank of New York and also due to the impact of Greek Law 2912/2001, that took effect in May 2001 which limits the amount of interest that can accrue on certain non-performing loans and therefore restricts the Bank’s ability to fully recover on such loans. The decrease in total loan loss allowance as a percentage of total loans, from 5.6% in 2000 to 5.0% in 2001, reflects principally the continued improvement in the quality of our loan portfolio, resulting from our enhanced loan approval process and our write-offs, during the period.

      The Group’s loan loss allowance consists of five principal components. See Item 4.E, “Selected Statistical Data — Credit Quality — Allowance for Loan Losses — Methodology.”

	At December 31,

	2000		2001

	(EUR in		(EUR in
	thousands)	(%)	thousands)	(%)

Specific allowances	287,882	29.6	291,434	28.7
Coefficient analysis	142,174	14.6	145,059	14.3
Homogeneous analysis	202,148	20.8	197,756	19.5
Foreign loans	246,154	25.3	265,641	26.2
Unallocated	94,853	9.7	115,037	11.3

Total loan loss allowances	973,211	100.0	1,014,927	100.0

      Total loan loss allowance as a percentage of non-accruing loans was 68.6% at December 31, 2000 and 74.0% at December 31, 2001.

      Net interest income after provision for loan losses increased 28.7% to €1,057.4 million in 2001 from €822.0 million in 2000, notwithstanding significantly increased provisions in 2001.

      Non-interest Income. Non-interest income decreased 29.3% to €1,057.0 million for 2001 compared to €1,496.0 million for 2000. The following table summarizes the principal components of non-interest income during each of the two years ended December 31, 2000 and 2001:

	Year ended
	December 31,
			2000/2001
	2000	2001	Change

			(%)
	(EUR in thousands)
Profit on disposal and partial disposal of subsidiary undertakings	87,799	5,313	(94.0)
Credit card fees	37,407	46,756	25.0
Service charges on deposit accounts	16,328	24,423	49.6
Other fees and commissions	345,318	305,884	(11.4)
Net trading profits or (losses)	255,288	(138,348)	—
Net realized gains on sales of available-for-sale securities	41,709	12,353	(70.4)
Equity in earnings or (losses) of investees	599	(1,086)	—
Other	711,592	801,679	12.7

Total non-interest income	1,496,040	1,056,974	(29.3)

      Profits on disposal and partial disposal of subsidiary undertakings were €5.3 million in 2001, compared to €87.8 million in 2000, reflecting adverse market conditions. Income from credit card fees increased 25.0% from €37.4 million in 2000 to €46.8 million in 2001 due to an increase in the number of cards in circulation. Service charges on deposit accounts increased 49.6% from €16.3 million in 2000 to €24.4 million in 2001 due to an increase in rates charged. Other fees and commissions decreased 11.4% due primarily to a reduction in investment banking and asset management commissions, partially offset by an increase in retail banking commissions. Net trading losses in 2001 consists of realized gains of €37.0 million and unrealized losses of €175.3 million. These losses were primarily due to the decline of stock market prices in Greece. Net realized gains on sales of available-for-sale securities decreased by 70.4% due to market conditions. Our equity in losses of investees reflects primarily losses of Larco Metallurgical, partially offset by gains from other companies. Other non-interest income increased by 12.7% from €711.6 million in 2000 to €801.7 million in 2001, primarily due to increased gains on sales of real estate and increased insurance operations income. Insurance operations income increased 6.2% from €469.4 million in 2000 to €498.7 million in 2001.

      Non-interest Expense. Non-interest expense increased 9.2% to €1,902.6 million for 2001, compared with €1,742.1 million for 2000.

      The following table summarizes the principal components of non-interest expense during each of the two years ended December 31, 2000 and 2001.

	Year ended
	December 31,
			2000/2001
	2000	2001	Change

			(%)
	(EUR in thousands)
Salaries and employee benefits	754,654	820,914	8.8
Occupancy and equipment expense	58,293	67,885	16.5
Amortization and depreciation	122,677	130,477	6.4
Other non-interest expense	806,473	883,355	9.5

Total non-interest expense	1,742,097	1,902,631	9.2

      Salaries and employee benefits increased 8.8% from €754.7 million for 2000 to €821.0 million for 2001. This increase was due to a general wage increase in Greece and increases in employee benefit costs in 2001. Employee benefit costs in 2000 and 2001 include actuarial adjustments for pension and post retirement defined benefit plans. In 2000 and 2001, these adjustments resulted in a charge to the income statement of approximately €37.3 million and €55.5 million, respectively, to reflect shortfalls in the Group’s defined benefit pension plans. Occupancy and equipment expense increased 16.5% from €58.3 million in 2000 to €67.9 million in 2001 due to inflationary price adjustments on these costs, equipment for UBB and Stopanska Banka and increased costs for Atlantic Bank of New York. Amortization and depreciation expense (which includes depreciation and amortization of tangible and intangible assets) increased 6.4% to €130.5 million for 2001 compared with €122.7 million for 2000 primarily due to the ongoing capital investment in technology systems.

      The table below summarizes the principal components of other non-interest expense during each of the two years ended December 31, 2000 and 2001:

	Year ended
	December 31,
			2000/2001
	2000	2001	Change

			(%)
	(EUR in thousands)
Reinsurance premiums and insurance operating costs	500,122	541,488	8.3
Mutual funds management costs	2,433	4,261	75.1
Warehouse cost of services	1,435	2,134	48.7
Hotel running costs	21,365	19,838	(7.1)
Credit card costs	16,619	36,220	117.9
Broker costs	6,860	5,586	(18.6)
Loss on property sales	728	1,352	85.7
Deposit insurance premiums	9,327	9,221	(1.1)
Other	247,584	263,255	6.3

	806,473	883,355	9.5

      Other non-interest expense increased by 9.5% from €806.5 million in 2000 to €883.4 million in 2001 primarily because of an increase in reinsurance premiums.

      Income Before Income Tax Expense and Minority Interests. Income before income tax expense and minority interests decreased significantly from €575.9 million for 2000 to €211.8 million for 2001. This decrease resulted primarily from decreases in trading accounts, notwithstanding increases in net interest income.

      Income Tax Expense. Our income tax liability for U.S. GAAP purposes is determined based upon income reflected in the Group’s U.S. GAAP Financial Statements. Income tax expense for 2001 was €115.1 million compared to €320.9 million for 2000, resulting primarily from decreased profits in 2001. The applicable Greek statutory rate of tax for the Bank and non-listed companies in the Group during the period was 37.5%. The effective tax rate applicable to the Group determined under U.S. GAAP in 2000 and 2001 was significantly higher than the applicable average statutory income tax rate, primarily because of non-tax deductible losses suffered by the Group in 2000 and 2001. Furthermore, under U.S. GAAP, unlike Greek tax law, deferred tax assets and liabilities are recognized for temporary differences in the determination of income tax expense for the given fiscal period.

      Net Income. For the reasons discussed above, we had net income of €205.0 million for 2001, compared to €372.8 million for 2000.

      Exchange Rate Exposure. The Group is an active participant in the foreign exchange markets and also makes loans denominated in foreign currencies. The Group’s goal in managing exchange rate exposure is to minimize the effect of exchange rate movements on profitability. The Group adheres to central bank guidelines and other guidelines applicable to the Group and actively manages its foreign currency position. To the extent that foreign currency-denominated assets are not matched with liabilities denominated in the same currencies, the Group engages in swaps and other hedging transactions in order to reduce the effects of these imbalances.

Management, therefore, does not consider the Group’s foreign exchange risk to be significant with respect to the Group’s overall financial position. At December 31, 2001, 23.2% of the Group’s liabilities and 21.6% of the Group’s assets were denominated in currencies other than euro, before taking into account hedging transactions.

Recently Issued Accounting Pronouncements

      Statement of Financial Accounting Standards (which is referred to in this Annual Report as “SFAS”) No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity” establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. Management is currently evaluating the impact of this new rule on the financial statements and does not anticipate that the adoption of this pronouncement will have a material impact on its results of operations or financial condition.

      In January 2003, the Financial Accounting Standards Board (which is referred to in this Annual Report as “FASB”) issued FASB Interpretation 46 “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”. FIN 46 (the interpretation) provides a new framework for identifying variable interest entities (which are referred to in this Annual Report as “VIEs”) and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements. FIN 46 is effective immediately for VIEs created after January 31, 2003 and is effective beginning in the third quarter of 2003 for VIEs created prior to the issuance of the interpretation. Management is currently evaluating the impact of this new rule on the financial statements and does not anticipate the adoption of this pronouncement will have a material impact on its results of operations or financial condition.

      SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of SFAS 123, Accounting for Stock-Based Compensation,” was adopted by the Group on January 1, 2003. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of SFAS 123, to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on the reported result. The Group had no stock options outstanding prior to the adoption date of SFAS 148 and as such the adoption of this pronouncement will not have a material impact on operations.

      FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees,” (FIN 45) was issued in November 2002. FIN 45 requires that a liability be recognized at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee. The accounting provisions of FIN 45 were effective for certain guarantees issued or modified after December 31, 2002. Management is currently evaluating the impact of this new rate on the financial statement and does not anticipate the adoption of this pronouncement will have a material impact on the Group’s results of operations or financial condition.

      On April 30, 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” and is effective for hedging relationships entered into or modified after June 30, 2003. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. Management is currently evaluating the impact of this new rule on the financial statements and does not anticipate the adoption of this pronouncement will have a material impact on its results of operations or financial condition.

      In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS 142 became effective for the Corporation on January 1, 2002 and primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. SFAS 142 requires that goodwill be recorded at the reporting unit level. The Group defines reporting units as an operating segment or one level below. The Group has evaluated the lives of intangible assets as required by SFAS 142 and no change was made regarding lives upon adoption. SFAS 142 prohibits the amortization of goodwill but requires that it be tested for impairment at least annually at the reporting unit level. Goodwill was tested for impairment and the charge was not significant.

      SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities — Deferral of Effective Date of Financial Accounting Standards Board Statement No. 133,” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB Statement No. 133,” was adopted by the Group on January 1, 2001. The impact of adopting SFAS 133 to net income was an after tax gain of €29.0 million. The adjustment to other comprehensive income did not have a material effect on the Group’s financial position.

B.  Liquidity and Capital Resources

      The Group is the principal market maker in Greek government bonds and is active in euro-denominated interest rate swaps and cross currency swaps generally on behalf of corporate clients. The majority of the euro interest rate risk carried on our swap portfolio is hedged by euro-denominated Greek government bonds. We also enter into futures contracts on long-term German government bonds in order to reduce our outright fixed-interest rate exposure arising on our position in fixed-rate Greek government bonds. The Group is active in trading and carries a small inventory of securities of international investment grade corporate debt securities. The Group routinely enters into asset swaps of foreign currency denominated debt issued by the Hellenic Republic for the purpose of servicing institutional clients.

      The Group’s principal sources of liquidity are its deposit base and, to a lesser extent, interbank borrowings. The Group also derives liquidity from the results of its operations and disposals of securities and other assets.

      In recent years, the Group has generally been in a position of excess liquidity due to its large domestic deposit base. Deposits have funded the securities portfolio, loans to customers and reserve balances held at the central bank. Historically, the securities portfolio of the Group has generally been larger than loans to customers although since 2000 gross loans to customers have had a higher value than the securities portfolio. Although the Bank was required to deposit a high proportion of foreign currency with the central bank pursuant to reserve requirements, the Group was able to fund foreign currency assets, including foreign currency loans to domestic customers, through its foreign currency deposit base.

      The Group participates in the interbank deposit market (denominated in euro and all major currencies) and enters into foreign exchange forward transactions with maturities up to a year. The net open positions carried are small and largely offset against the deposit base in the respective currency.

      The following table provides a summary of our interbank borrowing activity for each of the three years ended December 31, 2000, 2001 and 2002.

	Year ended December 31,

	2000	2001	2002

	(EUR in thousands)
Interbank lending	5,546,362	7,550,806	5,486,932
Interbank borrowing	(1,596,194)	(3,093,723)	(2,954,633)

Net interbank lending	3,950,168	4,457,083	2,532,299

      Operating cash flow also provides us with an important source of liquidity. The following table provides a summary of our cash flows for each of the three years ended December 31, 2000, 2001 and 2002.

	Year ended December 31,

	2000	2001	2002

	(EUR in thousands)
Cash flows from operating activities	3,911,583	2,277,364	(422,847)
Cash flows from investing activities	(6,174,665)	(6,115,914)	(1,337,139)
Cash flows from financing activities	1,746,704	3,865,051	1,230,625
Effect of exchange rate change on cash and cash equivalents	(13,101)	28,569	(2,433)

Net (decrease)/increase in cash and cash equivalents	(529,479)	55,070	(531,794)

      During 2000, as Greece confirmed its adoption of the euro and the yield on Greek government bonds declined, we sold securities in our held-to-maturity securities portfolio and reclassified the balance into our trading portfolio. As a result, we had no held-to-maturity securities at the end of 2002. See Note 10 to the U.S. GAAP Financial Statements included in this Annual Report.

      During 2001, our loan portfolio increased significantly, by €2,958.6 million. This lending activity was funded by increased deposit-taking activity of €2,578.6 million, as well as an increase in securities sold under agreements to repurchase of €1,561.1 million. A decline in deposits with the central bank of €3,584.3 million due to reduced reserve requirements in Greece resulted in a rise in interbank lending of €2,004.4 million and an increase in trading assets of €1,739.9 million.

      During 2002, our loan portfolio increased by €284.8 million and investments in securities increased by €349.4 million. In addition, federal funds sold and securities purchased under agreements to resell increased by €2,623.6 million. This lending activity and the increase in investments were funded partially by excess liquidity from interbank placements and by increased funding through federal funds purchased and securities sold under agreements to repurchase of €1,891.4 million and long term debt of €548.6 million notwithstanding a decrease in deposits of €1,029.4 million.

      Our capital expenditure requirements, excluding interests in other companies, have been principally for upgrading our information technology and other electronic systems and for general plant and equipment. Capital expenditure for the Bank, excluding such interests in other companies, amounted to €82.2 million in 2002. See Item 4.A, “History and Development of the Company.” We fund our capital expenditure requirements principally through operating cash flow.

      Our capital expenditures also include interests acquired in other companies, amounting to an additional €28,198 thousand for the year ended December 31, 2002. This amount reflects our participation in Stopanska’s and NMOC’s share capital increases. See Item 4.B, “Business Overview — Strategy — Pursue Internal and External Growth Opportunities.”

      At December 31, 2002, total assets were €55,246.2 million, a 0.6% increase over the Group’s total assets of €54,940.7 million at December 31, 2001, which in turn was a 10.3% increase over the €49,816.2 million total assets at December 31, 2000. Obligatory deposits with the central bank were €203.0 million in 2002, €851.8 million in 2001 and €4,436.1 million in 2000. Federal funds sold and securities purchased under agreements to resell were €4,744.9 million in 2002, €2,121.4 million in 2001 and €1,774.5 million in 2000, compared to €146.0 million in 1999. Interest-bearing deposits with other banks were €5,486.9 million in 2002 and €7,550.8 million in 2001, compared to €5,546.4 million in 2000. The Group’s securities portfolio was €19,122.1 million at December 31, 2002, €18,866.6 million at December 31, 2001 and €16,496.4 million at December 31, 2000.

      The Group’s loan portfolio grew from €17,518.4 million at December 31, 2000 to €20,346.6 million at December 31, 2001 and to €20,631.3 million at December 31, 2002. At December 31, 2002, the Group’s net loan portfolio accounted for 35.5% of total assets. Allowance for loan losses increased from €973.2 million in 2000 to €1,014.9 million in 2001 and €1,011.1 million in 2002. The 2000 increase was triggered through the acquisition of Stopanska Banka, which had a significant amount of problem loans, while the 2001 increase was in line with the growth of our loan portfolio. The 2002 decrease was mainly due to translation differences and to the reduced provisions following the improvement in the loan portfolio. See Item 4.E, “Selected Statistical Data — Assets — Loan Portfolio.”

      Deposits increased 6.7% from €38,739.6 million at December 31, 2000 to €41,318.3 million at December 31, 2001 and decreased €1,029.4 million to €40,288.8 million at December 31, 2002. Of these, interbank deposits increased from €2,020.7 million at year-end 2000 to €3,250.6 million at year-end 2001 and increased to €3,270.9 million at year-end 2002.

      Although, subject to certain exceptions, Greek law does not allow an entity to own its own shares, subsidiaries in Greece are allowed to own and actively trade in the market shares of their parent company. Treasury stock in the Group financial statements represents shares of the Bank owned by the Bank or its subsidiaries. Treasury stock has marginally decreased to €421.0 million at December 31, 2002 from €425.4 million at December 31, 2001 and from €692.4 million at December 31, 2000 following the cancellation of 6,461,096 own shares in 2001.

      Greek law substantively prohibits subsidiaries from transferring funds to their parent company through loans or advances by deeming such transfers null and void. Subsidiaries are also constrained under Greek law in their ability to transfer funds to a parent company in the form of dividends by certain laws, which regulate dividend policy. For example, under Greek law, no distribution of dividends can be effected if, on the closing date of the relevant financial year, the total shareholders’ equity is, or would be as a result of such a distribution, lower than the sum of the company’s share capital and reserve amounts. See Item 8.A(8), “Financial Information — Consolidated Statements and Other Financial Information.” We do not believe that any of these legal provisions have had, or will have, a material impact on the Bank’s ability to meet its cash obligations. We believe that our working capital is sufficient for our present requirements.

Asset/ Liability, Internal Audit and Risk Management

      The Group’s asset/ liability and risk management policy is designed to structure its balance sheet in order to control exposure to liquidity, interest rate and exchange rate risks, as well as to enable the Group to take advantage of market opportunities which it believes may contribute to its profits.

      Currently, the asset/ liability management policies of the Bank and the other banks in the Group are planned and implemented separately. The Bank’s Asset and Liability Committee, referred to in this Annual Report as “ALCO,” is responsible for determining the broad asset/ liability management of the Bank and for supervising their implementation. This committee is currently comprised of the Governor and Deputy Governors of the Bank and the directors of the Bank in charge of asset allocation functions and meets every month. Day-to-day asset/ liability management is delegated to the Bank’s Treasury Department which is divided into several operating units. The subsidiaries of the Bank follow asset and liability management policies similar to those of the Bank.

      The Bank’s Internal Audit Department (the “IAD”) is responsible for monitoring and evaluating credit and operational risk for the Group and for implementing procedures to minimize credit and operational risk. The IAD currently employs 133 people (approximately 0.9% of the Bank’s employees, which is in line with international standards) and reports to the Governor of the Bank and to the Audit Committee. Specifically, the IAD ensures compliance, both at the branch network level as well as at all Group subsidiaries, with internal procedures established by the RMC and the GRCs. It also evaluates the effectiveness of established procedures and monitors the way these procedures are adopted and implemented by Group personnel. The IAD inspects each domestic branch at least once every three years and each foreign branch and foreign subsidiary every two years and each domestic subsidiary as deemed necessary. In addition, special groups within the IAD inspect and monitor the Group’s information technology networks and Treasury departments on an ongoing basis.

      Risk management policies for the Group are established by the Group’s Risk Management Council (the “RMC”) which is composed of senior management of the Group (the Governor and Deputy Governors of the Bank). The RMC is responsible for all strategic risk management decisions including determining risk policies, capital allocation and risk parameters. The RMC delegates authority to the Market Risk Management Committee and the Credit Risk Management Committee (collectively, the “Group Risk Committees” or the “GRCs”). The

GRCs, which are composed of the Risk Executive and heads of business units, provide support to the RMC. In addition, the GRCs oversee and support the Group Risk Management Division (the “RMD”) in the management of the risks facing the Group. The GRCs are responsible for approving the risk frameworks developed by the RMD, allocating risk limits to the business units throughout the Group and monitoring exposures against limits.

      The RMD is charged with protecting the Group against unforeseen losses and maintaining earnings stability through independent identification and assessment of risks, developing an organizational structure for the Group under best banking practices for risk management, developing transparent, objective and consistent risk management information as the basis for sound decision making and maximizing the Bank’s earnings potential by measuring performance on a risk-adjusted basis and allocating capital accordingly. In addition, the RMD is responsible for providing the RMC and the GRCs with accurate data and analysis required for measuring, monitoring and managing risks facing the NBG Group and for supporting the implementation of risk management decisions. The Group Treasury Department takes risk positions (i.e., foreign exchange, interest rates, securities) under limits and guidelines established by the RMC.

      The positions that can be taken by each operating unit are limited by specific guidelines established by the RMC relating to interest rate, exchange rate and liquidity exposure. The determination of these guidelines also reflects a consideration of the Group’s exposure to contingent liabilities. Minor deviations from the guidelines set by the RMC must be approved by the GRCs and ratified by the RMC, and significant deviations must be approved by the RMC prior to the execution of transactions.

      The Group is also required to comply with a number of asset/ liability ratios established by the Greek regulatory and supervisory bodies. See Item 4.B, “Business Overview — Regulation and Supervision of Banking in Greece — Guidelines for Risk-based Capital Requirements.”

      Liquidity Exposure. Liquidity risk management seeks to ensure that, even under adverse conditions, the Group has access to the funds necessary to cover customer needs, maturing liabilities and the capital requirements of the Group’s operations. Liquidity risk arises in the general funding of the Group’s financing, trading and investment activities and in the management of positions. This risk involves both the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner on reasonable terms.

      The RMC monitors differences in maturities between assets and liabilities by analyzing funding requirements based on various assumptions, including conditions that might have an adverse impact on the ability of the Group to liquidate investment and trading positions and its ability to access the capital markets.

      The maturities of the Group’s assets and liabilities traditionally have been heavily weighted toward short-term maturities. At December 31, 2002, approximately 67.6% of the Group’s deposits were demand deposits with no specified maturity. Approximately 84.4% of the Group’s deposits had maturities of less than three months at December 31, 2002. At December 31, 2002, 47.0% of the Group’s loans with customers had a maturity of less than one year. Loans to customers with maturities in excess of 60 months represented 30.3% of the Group’s total loan portfolio at December 31, 2002. Over 96.2% of the Group’s interest bearing deposits with banks had maturities of less than three months at December 31, 2002. As a result medium-term and long-term liabilities of the Group were insignificant. In the course of its euro-denominated lending activities, the Group permits mismatched positions resulting from liabilities having shorter average maturities than assets as it considers demand and savings deposits to be relatively stable given past experience.

      Typically, the Group’s non-euro-denominated assets and liabilities are managed and matched individually. Usually, a non-euro loan or other asset will give rise to a matching funding operation that takes into account respective maturities as well as currencies and interest rate and repricing terms.

      Interest Rate Exposure. Exposure to interest rate risk arises when the Group has a mismatch of assets and liabilities on which interest rates change from time to time. The Group closely monitors its overall exposure to interest rate risk and the impact that individual transactions may have on such exposure. The Group’s aim in managing interest rate exposure is to limit the potentially adverse consequences of interest rate movements on profitability, while seeking to take advantage of opportunities presented by prevailing or expected trends in market interest rates.

      The RMD monitors interest rate sensitivity by analyzing the composition of its balance sheet assets and liabilities and off-balance sheet assets and liabilities. The analysis includes investment portfolio financial instruments as well as commercial banking assets and liabilities. Interest rate sensitivity analyses measure the sensitivity of net interest income to parallel changes in market interest rates but do not reflect the statistical likelihood of any such changes. The gap position in the composition of the Group’s balance sheet and off-balance sheet instruments at any date causes the Group’s net interest income to be affected by changes in the general level of interest rates.

      At December 31, 2002, 99.9% of the interest bearing securities of the Group, including securities purchased under agreements to resell, and 77.2% of customer loans, were at floating rates of interest or reset within 12 months. These assets are funded by liabilities having an average maturity of less than one year. See Item 11, “Quantitative and Qualitative Disclosures about Market Risk — Interest Rate Risk.”

      Assets and Liabilities by Currency Denominations. The following table sets forth the assets and liabilities and shareholders’ equity by those denominated in € and those denominated in other currencies for the Group under U.S. GAAP at December 31, 2000, 2001 and 2002.

	Year ended December 31,

	2000			2001			2002

		Other			Other			Other
	EUR	Currency	Total	EUR	Currency	Total	EUR	Currency	Total

	(EUR in thousands)
Assets:
Cash and due from banks	828,925	412,311	1,241,236	757,920	538,386	1,296,306	504,513	259,999	764,512
Obligatory deposits with central Bank	777,133	3,658,967	4,436,100	777,037	74,782	851,819	133,952	69,084	203,036
Federal funds sold and securities purchased under agreements to resell	1,578,245	196,291	1,774,536	2,116,980	4,408	2,121,388	4,730,759	14,184	4,744,943
Interest bearing deposits with Banks	3,042,274	2,504,088	5,546,362	5,509,087	2,041,720	7,550,807	2,864,414	2,622,518	5,486,932
Money market investments	20,540	109,491	130,031	111,092	68,892	179,984	34,237	91,211	125,448
Trading assets and derivative Instruments	11,316,583	2,328,182	13,644,765	13,971,575	1,567,428	15,539,003	13,397,369	1,956,354	15,353,723
Available-for-sale, at fair value	879,346	1,984,930	2,864,276	1,699,238	1,795,278	3,494,516	1,895,337	1,948,625	3,843,962
Held-to-maturity, at amortized cost	—	—	—	—	—	—	—	—	—
Equity method investments	268,320	—	268,320	267,950	—	267,950	269,140	—	269,140
Loans	10,264,087	7,254,286	17,518,373	15,209,051	5,137,514	20,346,565	16,003,173	4,628,152	20,631,325
Less: Allowance for loan losses	(717,989)	(255,222)	(973,211)	(739,194)	(275,733)	(1,014,927)	(789,120)	(222,025)	(1,011,145)
Net loans	9,546,098	6,999,064	16,545,162	14,469,857	4,861,781	19,331,638	15,214,053	4,406,127	19,620,180
Intangible assets	267,647	126,175	393,822	278,262	116,909	395,171	312,479	162,813	475,292
Premises and equipment, net	379,369	123,818	503,187	467,795	139,900	607,695	496,523	129,540	626,063
Customers’ liability on acceptances	124	660	784	—	1,078	1,078	15	1,557	1,572
Accrued interest receivable	593,391	231,087	824,478	735,390	92,833	828,223	741,944	63,228	805,172
Other assets	1,573,931	69,221	1,643,152	1,900,439	574,648	2,475,087	2,630,840	295,402	2,926,242

Total assets	31,071,926	18,744,285	49,816,211	43,062,622	11,878,043	54,940,665	43,225,575	12,020,642	55,246,217

	Year ended December 31,

	2000			2001			2002

		Other			Other			Other
	EUR	Currency	Total	EUR	Currency	Total	EUR	Currency	Total

	(EUR in thousands)
Liabilities and Shareholders’ Equity:
Total deposits	21,857,502	16,882,122	38,739,624	30,205,302	11,112,963	41,318,265	30,201,609	10,087,224	40,288,833
Central bank borrowings	76,461	3,557	80,018	66,843	3,683	70,526	6,804	—	6,804
Securities sold under agreements to repurchase	4,150,110	676,261	4,826,371	5,978,173	409,309	6,387,482	7,507,490	771,402	8,278,892
Other borrowed funds	75,627	73,339	148,966	56,851	57,441	114,292	28,955	207,503	236,458
Acceptances outstanding	124	660	784	—	1,078	1,078	15	1,557	1,572
Accounts payable, accrued expenses and other liabilities	2,320,695	575,694	2,896,389	3,419,162	612,716	4,031,878	2,321,390	680,346	3,001,736
Long-term debt	19,193	242,782	261,975	41,668	223,659	265,327	806,696	7,251	813,947
Insurance reserves	1,065,074	—	1,065,074	1,100,036	—	1,100,036	1,152,375	—	1,152,375

Total liabilities	29,564,786	18,454,415	48,019,201	40,868,035	12,420,849	53,288,884	42,025,334	11,755,283	53,780,617
Minority interests	394,195	35,425	429,620	267,684	26,266	293,950	198,831	29,606	228,437
Total shareholders’ equity	999,678	367,712	1,367,390	1,066,509	291,322	1,357,831	1,109,021	128,142	1,237,163

Total liabilities and shareholders’ equity	30,958,659	18,857,552	49,816,211	42,202,228	12,738,437	54,940,665	43,333,186	11,913,031	55,246,217

Capital Adequacy

      The capital adequacy ratios applicable to Greek banks conform to EU requirements, in particular the Own Funds Directive, the Solvency Ratio Directive and the Capital Adequacy Directive. See Item 4.B. It is the aim of the Bank to maintain a capital ratio in excess of the 8% ratio required by the Greek supervisory authority. At December 31, 2002, the Bank and the Group had €2,053.1 million and €1,842.4 million of Tier I capital and €2,729.2 million and €2,600.0 million of total capital, respectively.

      The following table shows the EU capital adequacy ratios for the Bank and the Group at December 31, 1998, 1999, 2000, 2001 and 2002.

	Year ended December 31,

	1998		1999		2000		2001		2002

	Tier I	Total	Tier I	Total	Tier I	Total	Tier I	Total	Tier I	Total

Bank	10.2%	11.7%	13.8%	15.1%	11.2%	12.6%	9.9%	11.3%	9.5%	12.6%
Group	8.9%	10.3%	13.4%	14.5%	11.0%	12.2%	9.0%	10.2%	7.4%	10.4%

C.  Research and Development, Patents and Licenses

      We have not engaged in any significant research and development activities during any of the last three financial years.

D.  Trend Information

European Economic and Monetary Union.

      As discussed in Item 3.D, “Risk Factors — Introduction of the Euro Could Have a Negative Effect on Our Results of Operations,” on January 1, 2001, the Hellenic Republic officially adopted the euro. As a result, bank notes and coins denominated in drachma were withdrawn from circulation by February 28, 2002. In the period from January 1, 2002 to February 28, 2002, drachma coins and bills remained legal tender along with the new euro coins and bills.

      The introduction of the euro in Greece may facilitate entry into the Greek banking market by competitors from other EMU countries and may significantly reduce such traditional sources of income for the Bank as foreign exchange earnings. On the other hand, the Bank’s management feels that the Bank will be in a strong position to take advantage of any macroeconomic changes that may be brought about by the introduction of the euro in fending off other competitors.

      The Bank has incurred additional expenses and capital expenditures (estimated at approximately €8 million) associated with the changeover to euro coins and bills. For example, the physical withdrawal of drachma coins and bills from circulation, their transportation to the Bank of Greece and related insurance costs has imposed costs on the Bank. The Bank also incurred costs as a result of the need to reprint deposit slips, bank and other standard forms, and the need to reconfigure ATMs and other systems. Forms and systems were modified to list amounts in drachma and euro during 2001 in accordance with Greek law and relevant European Commission recommendations. The Bank initiated a staff retraining program in anticipation of euro coins and bills, which resulted in additional costs to the Bank. Apart from costs associated with the Bank’s adaptation to the new currency, there may also be other unforeseen problems associated with the introduction of the euro. We have taken steps to ensure that all of our systems are euro-compliant, and believe these steps have mitigated some of the potential increased costs associated with the introduction of the euro.

Consolidation in the Greek Banking Industry

      Another trend of which we are aware is that of consolidation in the banking industry in Greece. Since 1998, the number of Greek universal banks has decreased from 22 to 21, despite the establishment of eight new financial institutions during that period. On October 2, 1998, we merged NMB into the Bank. During the course of 1999, Alpha Credit Bank acquired Ionian Bank, with which it merged in early 2000. The three banks which form part of the Piraeus Group, the Bank of Macedonia — Thrace, Bank of Piraeus and Xios Bank, completed their merger in June 2000. The Piraeus Group subsequently acquired a 57.0% interest in ETBA, which was previously a majority state-owned industrial development bank listed on the ASE, in March 2002. EFG Eurobank S.A. and Ergobank S.A. merged, forming EFG Eurobank Ergasias, in July 2000. EFG Eurobank Ergasias acquired Telesis Bank in September 2001, subject to relevant regulatory and other approvals. See Item 4.B, “Business Overview — Overview of the Banking Services Sector in Greece — Competition.” Management believes that this trend toward consolidation may afford NBG the ability to expand its business in Greece as opportunities may arise.

Adoption of International Financial Reporting Standards

      Pursuant to Greek Law 2992/2002, the Bank will be required to prepare its statutory accounts in accordance with International Financial Reporting Standards (“IFRS”) rather then Greek GAAP. This requirement will take effect from a date yet to be specified by a ministerial decision, but which is expected to be not later than the end of 2005. This will allow the financial results of the Bank to be more directly comparable with the results of other European financial institutions. In preparation of our adoption of IFRS we have reclassified our securities portfolio as well as certain of our employee benefits. See Item 3.D, “Key Information-Risk Factors”.

The Basle Committee on Banking Supervision’s Risk-based Capital Guidelines

      The banking regulatory authorities of the major industrialized countries have worked together in recent years to develop international capital adequacy guidelines. In 1988, the Basle Committee on Banking Supervision adopted capital guidelines based on the relationship between a bank’s capital and its credit risks, which have been implemented by the Hellenic Republic. In 1996, the Basle Committee amended these guidelines in order to address market risks, such as foreign exchange and interest rate risks. In April 2003, the Basle Committee published its third consultative paper on the new capital adequacy standards in order to overhaul the existing regime, contemplating a “New Basle Capital Accord.” The current New Basle Capital Accord proposals include a diversity of methodologies for the calculation of capital requirements in respect of credit risk and the newly introduced operational risk (the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events). The New Basle Capital Accord is currently expected to be finalized by the Basle Committee by the end of 2003 and to become effective in the various countries that participate in the Basle Committee at the end of 2006.

E.  Off-balance Sheet Arrangements

      Not applicable.

F.  Tabular Disclosure of Contractual Obligations

      Not applicable.

G.  Safe Harbor

      Not applicable.

ITEM 6     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Board of Directors and Senior Management

      The Governor is responsible for the management of the Bank, under the supervision of its Board of Directors. Currently, the Board of Directors is composed of fifteen members (four executive and eleven non-executive members, of which two are independent, in accordance with the provisions of Greek Law 3016/2002), including the Governor (who also serves as chairman) and three Deputy Governors. The members are elected by the shareholders at their annual general meeting for a term of three years and may be reelected.

      Retiring directors may be reelected. While the Hellenic Republic has no statutory right to appoint directors of the Bank, it has significant direct and indirect shareholding in the Bank and therefore may have the de facto ability to appoint certain directors through the exercise of its voting rights. The chairman is nominated by the Board of Directors. Each of the three Deputy Governors reports to the Governor and is responsible for certain divisions and subsidiaries of the Bank.

      The Board of Directors meets monthly, at a minimum, as required pursuant to Article 20 of Greek Codified Law 2190/1920 and the Bank’s Articles of Association, and additionally at the request of any three directors. The quorum for a Board meeting is a majority of all Board members. In addition, at least five directors must be physically present at the meeting. Resolutions are adopted by majority vote of those present and those who have submitted proxies. Each director has one vote but may also represent one other director by written proxy.

Chairman of the Board and Governor

      Theodoros Karatzas Mr. Karatzas became Governor of the Bank in February 1996. He is 73 years old. He is a graduate of the University of Athens Law School and the Centre des Hautes Études Européennes at the University of Strasbourg. From 1982 to 1985, he was chairman of ETEBA and Banque Franco-Hellenique de Commerce International et Maritime. Mr. Karatzas has also served as chairman of Aspis Mortgage Bank S.A. From 1985 to 1987, Mr. Karatzas was Secretary General of the Greek Ministry of National Economy. During the period 1987 to 1988, he was Deputy Minister of the Greek Ministry of National Economy. During the years 1986 and 1987, Mr. Karatzas was chairman of the Committee on the Reform and Modernization of the Banking System, which established the foundation for liberalization of Greek financial markets in the late 1980s and early 1990s. Mr. Karatzas was admitted to the Athens Bar in 1955, and has published several articles in the field of commercial and maritime law. He is the president of the Association of Greek Banks and of the following subsidiaries of the Group: Atlantic Bank of New York, National Bank of Greece (Canada) Ltd., National Bank of Greece (Cyprus) Ltd., NBG International Ltd., Stopanska Banka a.d. and United Bulgarian Bank.

      The following divisions report directly to the Governor: Internal Audit, Group Risk Management, Secretariat, Legal Services, and Strategic Planning and Research. The Historical Archive and the Public Relations subdivisions also report directly to the Governor.

Deputy Governors

      Theodoros Pantalakis Mr. Pantalakis, age 49, became a Deputy Governor in March 1996. He is also Vice Chairman of the Board of Directors. In addition, Mr. Pantalakis is the chairman of a number of companies within the Group, such as National Insurance S.A., Astir Hotels, National Real Estate and Mortgage Construction S.A.

EKTENEPOL and is a vice chairman of NBG Cyprus. Additionally, he serves as the chairman of two non-Group companies, Phosphate Fertilizers Industries and the Central Securities Depository of Athens S.A., as well as vice-chairman of Heracles Cement and DIAS Interbanking Systems S.A. Mr. Pantalakis received a degree in Business Administration from the University of Piraeus. He worked as a financial analyst in various commercial and industrial companies before joining ETEBA from 1980 to 1991. Between 1983 and 1988 he worked as an advisor to the Ministry of National Economy regarding investment law. He had been appointed as secretary to the Deputy Minister of National Economy. Beginning in 1991, he worked for the Interamerican Group as an Alternate General Manager and then rejoined the Group in 1996.

      The Financial and Management Accounting, Organization, Human Resources Development, Cash and Custody, Property Management, Technical Services, Procurement, Information Technology, Personnel, and Operations divisions report directly to Mr. Pantalakis.

      Andreas Vranas Mr. Vranas, age 51, became a Deputy Governor in September 1996. He is also Vice Chairman of the Board of Directors of the Bank. He is chairman of the board of Ethniki Leasing, National Investment Company and a board member of Heracles Cement and Hellenic Petroleum. He is vice-chairman of Siemens Industrial S.A. Mr. Vranas holds a masters degree in finance from Manchester University, a degree in business administration from Athens University of Economics and Business, and a Ph.D. in finance from the University of Athens. He previously worked for ETEBA from 1979 to 1985 and the Ministry of National Economy from 1985 to 1988 before rejoining ETEBA.

      The Corporate Financing, Shipping, Commercial Credit, Non-Performing Loans, and Network Operations divisions, as well as the Central branch, the Panepistimiou branch and the six Regional Divisions, report to Mr. Vranas.

      Apostolos Tamvakakis Mr. Tamvakakis, age 46, became the Deputy Governor of the Bank in July 1998. He is also Vice Chairman of the Board of Directors of the Bank and chairman of National Management and Organisation Co., South African Bank of Athens, National Securities Company, NBG Greek Fund, NBG Balkan Fund, NBG Asset Management, NBGI Asset Management and the Southern European Board of Europay International. He is vice-chairman of NBG Cyprus, United Bulgarian Bank, Stopanska Banka, Diethniki Mutual Fund Management and “Yes” Leasing S.A. Moreover, he is a member of the boards of NBG International, Atlantic Bank of New York, NBG Canada. Outside the Group, he is also chairman of the steering committee of Inter-Alpha Group of Banks as well as a member of Europay, a body of representatives of credit card organizations. He is also vice-chairman of Greek Stock Markets Holdings Company Co. S.A., Hellenic Group of Financing and Contract Hire S.A. and member of the board of the Executive Committee of the European Mortgage Federation, Delta Holdings, Hellenic Telecommunications Organization S.A. and Action Plan-Direct Marketing Services S.A. In 1996 Mr. Tamvakakis was appointed as a Deputy Governor of the National Mortgage Bank. He joined the Group from ABN AMRO Bank where he served as Alternate General Manager for seven years. He also has experience with Mobil Oil Hellas S.A. Mr. Tamvakakis studied economics at the Athens Business School and received an MA in economics at the University of Saskatchewan in Canada.

      The Treasury, Mortgage Lending, Consumer Credit, Marketing, Investments and Capital Markets, Private Banking, International, Advisory Services, Project Finance and Trade Credit divisions report to Mr. Tamvakakis.

      The business address of each member of the Board of Directors is 86 Eolou Street, 10232 Athens, Greece.

Non-Executive Members of the Board

      H.E. the Metropolitan of Ioannina Theoklitos, age 72, Bishop of Ioannina.

      Vassilios Constantakopoulos, age 68, is the President of Costamare Shipping Company, Honorary President of Helmepa, Vice-President of the Swedish Club Insurance Group and a member of the Hellenic Shipowners Union. He is member of the Advisory Board DVBNEDSHIPBANK as well as member of the Hellenic Committee of the shipping registries of Lloyd’s, Germanischer Lloyd’s and Buroveritas.

      Dimitrios Daskalopoulos, age 46, is Chairman and CEO of Delta Holding S.A., Chairman of Delta Dairy S.A. and Delta Ice Cream S.A., Vice-Chairman of General Frozen Foods S.A. and a Board member of

Goody’s S.A., a Delta Holding subsidiary. He is also Chairman of the Federation of Hellenic Food Industries, member of the National Agricultural Policy Council, as well as a board member of the Federation of Greek Industries, of the American-Hellenic Chamber of Commerce and of the Hellenic Management Association. Furthermore, he is member of the European Round Table of Industrialists.

      Panagiotis Lambropoulos, age 75, is a former Managing Director of Retail Lambropoulos Bros. S.A. and a member of the Charity Foundation D. & L. Lambropoulos. Mr. Lambropoulos is an independent non-executive member.

      Georgios Lanaras, age 81, is a shipowner, executive vice-chairman of Protipos Real Estate and Touristic S.A., Director of Alandis Shipping Company and Ancors Shipping Holding Company and a member of the Steering Committee of the Foundation of Economic and Financial Research, as well as vice-president of the International Chamber of Commerce and honorary president of the Hellenic Chamber of Shipping.

      Miltiadis Nektarios, age 50, is the Chairman of IKA, the Social Security Fund in Greece and a board member of Ethniki Hellenic General Insurance Co. and Europe General Insurance Co.

      Ioannis Panagopoulos, age 48, is the employee representative to the Bank’s Board of Directors.

      Dimitrios Papoulias, age 64, is the Chairman of the Board of Public Power Corporation in Greece and Professor of Economics at the University of Athens, as well as Chairman of the Board of COGEN Company.

      Vassilios T. Rapanos, age 56, is the Chairman of the Council of Economic Advisors of the Ministry of National Economy and a Board member of Public Debt Management Agency.

      Georgios Tsouyopoulos, age 72, is a civil engineer and architect and board member of MOD Company. Mr. Tsouyopoulos is an independent non-executive member.

      Panagiotis Zarras, age 58, is a Bank manager and employee representative to the Bank’s Board of Directors.

Key Management

      Nicolaos Bertsos, age 52, is chairman of Diethniki Mutual Funds, NBG Mutual Funds and Ethniki Mutual Funds Ltd. Cyprus. He is also managing director of National Investment Co. He is a board member of NMOC, Community Support Framework Management Organization Unit, Association of Greek Institutional Investors and System Development and Support House of Capital Markets as well as Vice President of the Board of Directors of Investment Ombundsman. He served as a Deputy Governor of the National Mortgage Bank from 1996 to 1998, prior to the merger, while serving as President of Ktimatiki Mutual Funds. Before entering the private sector, Mr. Bertsos served as the first vice-president of the Hellenic Republic’s Capital Markets Commission, from 1994 to 1996. He has also served as a secretary of the Income and Prices Committee. A native of Athens, Mr. Bertsos is a graduate of the University of Athens, where he studied economics. He holds an MA in economics with a specialization in monetary and fiscal economics from the University of Essex.

      Constantine Filippou, age 56, is General Director of Ethniki Hellenic General Insurance Company. He joined the Group in 1997, pursuant to the merger of Ethniki with the Astir Insurance Company, which he personally facilitated. At Astir, he became a prominent member of the Greek Insurance Industry, and a high ranking official in the fields of General Insurance, Financial Services and Sales. In addition to his responsibilities at Ethniki Insurance, he serves as chairman of the boards of directors of Audatex Hellas S.A. and Garanta S.A. in Romania, a fully operational insurance affiliate of Ethniki. Furthermore, he is a chairman of Ethniki Insurance Cyprus Ltd. and Ethniki General Insurance Cyprus Ltd. He is vice-chairman of Europa Insurance Group and Hellenic Insurance Companies Association. Mr. Filippou received a degree in Business Administration from the Athens School of Commercial and Economic Sciences.

      Thomas O’Brien, age 52, is president and CEO of Atlantic Bank of New York. He joined Atlantic Bank in May 2000 after serving as vice chairman of North Fork Bancorporation since 1996. Previously, Mr. O’Brien served as chairman, president and CEO of North Side Savings Bank for 13 years. Mr. O’Brien obtained a BA degree from Niagara University, an MBA from Iona College and he completed a three-year program at the National School of Banking at Fairfield University.

      Stilian Vatev, age 47, is the Chief Executive Officer and a member of the Board of United Bulgarian Bank and a member of the board of Interlease S.A. He joined UBB in 1993 after serving in several managerial positions of the Bulgarian National Bank. He is the Deputy Chairman of the Bulgarian Association of Commercial Banks, a board member of the Bulgarian Central Depository and a member of Mastercard Europe Southern Regional Board of Directors. Mr. Vatev holds an MA in Finance and Credit and has attended several banking related programs in the UK, Switzerland and Japan.

General Managers

      In July 2002, the Board of Directors appointed General Managers whose role is to supervise and coordinate the tasks of the various divisions or groups of divisions. The General Managers each report to the Governor or one of the three Deputy Governors and are responsible for:

•	supervising and coordinating the activities of their respective units;

•	monitoring progress with regard to the Bank’s business targets and goals;

•	approving expenditures, investments and financing within set limits; and

•	contributing to the Bank’s management regarding the design of the Bank’s strategy, setting targets for the Bank and drawing up an annual budget for their respective Divisions.

      There are currently 11 General Managers:

      Anthimos Thomopoulos, age 42, is the Chief Financial Officer. He joined the Bank in 1998 as Group Risk Director after serving as a Managing Partner of KPMG Greece. He is the Vice President of Planet-Ernst-Young S.A. and a board member of South African Bank of Athens S.A., NMOC, Ethnoplan S.A., and Siemens Televiomichaniki S.A.

      Dimitris Goumas, age 58, was the Managing Director of ETEBA which he joined in 2001. Following the latter’s absorption by NBG, he was appointed General Manager of Investment Banking. He is also a board member of NBG International, Ethniki Mutual Fund Management S.A., Diethniki Mutual Fund Management S.A., NBG Greek Fund Ltd., NBG Balkan Fund Ltd., National Regional Development of Northern Greece S.A. Venture Capital, ETEBA Estate Fund Ltd., ETEBA Emerging Markets Fund Ltd., ETEBA Venture Capital Management Company Ltd. and ETEBA Romania. In addition, he is a board member of Hellenic Touristic Works S.A. and Germanos SA.

      Alexandros Tourkolias, age 56, is the General Manager of Shipping Finance. He is a member of the Bank’s Credit Committee, and is also a member of the Bank’s Credit Committee and a board member of UBB and NBG Bancassurance.

      Dimitrios Pinis, age 57, is the General Manager of Corporate Finance. He is a member of the Bank’s Credit Committee, and he is also the Vice President and Managing Director of Ethniki Leasing and the vice president of National Securities. He is a member of the board of Athens Chamber of Commerce and Industry as a representative of the Bank.

      Petros Christodoulou, age 42, is the General Manager of Treasury and Private Banking. He is a board member of National Securities S.A.. He is also a member of the Investment Committee of Ethniki Hellenic General Insurance and the Foundation for Economic and Industrial Research.

      Ioannis Filos, age 58, is the General manager of Domestic Network. He is also a board member of NMOC.

      Thomas Pliakos, age 57, is the General Manager of Human Resources. He is also a board member of Training Center of NBG S.A. and Greek Tourist Projects-Real Estate Development S.A.

      Nikolaos Mallouchos, age 58, is the General Manager of Operational Support. He is the Vice Chairman of Dataplan S.A. and “Teiresias” Banking Information Systems S.A. He is also a board member of Ethniki Hellenic General Insurance S.A. and Ethnodata S.A.

      Georgios Aronis, age 44, is the General Manager of Retail Banking. He joined the Group in 1999 as a General Manager of NMOC. He is the Vice President of NMOC and a member of the board of directors of Stopanska Banka and NBG Training Center S.A. Before joining the Group, he worked for ABN Amrobank as Branch Manager, Head of Consumer Banking Business and General Manager of Consumer Banking. He was also the vice president for ABN Amro’s mutual fund company’s board of directors as well as for AA Insurance brokerage.

      Agis Leopoulos, age 35, is the General Manager of NBG’s International Activities. He is the chairman of Interlease AD. He is also a board member of NBG Cyprus, Stopanska Banka, United Bulgarian Bank, NBG Canada, South African Bank of Athens, NBG Management Services Ltd. and OTEnet.

      Agesilaos Karabelas, age 65, is the General Manager of NBG’s Legal Services. He is a board member of Diethniki Mutual Fund Management, Ethniki Kefalaiou and Heracles Cement.

B.  Compensation

      For the 2002 financial year, the Bank granted €9.5 million in remuneration and benefits-in-kind to the officers of the Bank and the Board of Directors. This amount includes €2.3 million which the Bank contributed to funds for the benefit of the officers of the Bank and the Board of Directors in respect of pension, retirement and similar benefits.

      The following table sets forth the net salary compensation received by the senior management of the Bank during the year ended December 31, 2002.

		Net Salary
Name	Title	Compensation

		(EUR in thousands)
Theodoros Karatzas	Governor	149.5
Theodoros Pantalakis	Deputy Governor	112.2
Andreas Vranas	Deputy Governor	111.0
Apostolos Tamvakakis	Deputy Governor	112.2

      About 1,000 senior executives received a cash bonus related to their performance while the rest of the employees were rewarded based on rank and seniority.

      The Bank has commissioned a Financial Incentives Policy Committee, known as the “FIPC,” to advise management on the payment of productivity bonuses to the Bank’s employees. The FIPC is chaired by the Bank’s Personnel General Manager and is composed of the heads of the Bank’s Organization, Audit, Personnel, Financial and Management Accounting, Domestic Network and Information Technology Divisions. The President and the General Secretary of the National Bank Employees Union also participate on the committee. In addition, the Chairman of the FIPC has the power to invite other officers of the Bank to join committee meetings, as necessary. Meetings are convened at times determined by the Chairman.

      The FIPC is charged with reviewing and assessing all requests for bonus payments submitted by the Bank’s internal divisions. The FIPC reviews requests to determine if they comply with specified criteria relating to the work performed and the benefits offered by the work. In particular, the FIPC considers the intrinsic value of the work, its significance to the Bank and its originality, the amount of time required to complete the work, the long term value of the benefits of the work and the amount of surplus value generated by the work. Once the review process is completed, the FIPC submits its report to the Bank’s management to facilitate decision-making.

      The following list sets forth the members of the Bank’s Financial Incentives Committee, as at December 31, 2002:

Financial Incentives Committee Members (FIPC)

Name

Thomas Pliakos (Chairman and General Manager of Personnel)
Evangelos Nikolaou (Head of Personnel Division)
Yannis Balabanis (Head of Operations Division)
Yannis Kyriakopoulos (Head of Financial and Management Accounting Division)
Maria Myzithra (Head of Domestic Network Operations Division)
Dimitris Vrailas (Head of IT Division)
George Paschas (Head of Internal Audit Division)

C.  Board Practices

      We do not have directors’ service contracts or other agreements that provide for benefits on termination of employment.

      The following list summarizes the terms of office of the members of the Board of Directors of the National Bank of Greece.

Name	Start of Term	End of Term

Theodoros Karatzas	February 22, 1996	2005
Theodoros Pantalakis	March 18, 1996	2005
Andreas Vranas	September 4, 1996	2005
Apostolos Tamvakakis	July 9, 1998	2005
H.E. The Metropolitan of Ioannina Theoklitos	June 28, 1994	2005
Vassilios Constantakopoulos	April 24, 2002	2005
Dimitrios Daskalopoulos	April 24, 2002	2005
Panagiotis Lambropoulos	January 5, 1980	2005
Georgios Lanaras	December 23, 1993	2005
Miltiadis Nektarios	June 28, 1999	2005
Ioannis Panagopoulos	June 28, 1994	2005
Dimitrios Papoulias	January 1, 2001	2005
Vassilios Rapanos	November 25, 1997	2005
Georgios Tsouyopoulos	June 19, 1996	2005
Panagiotis Zarras	June 28, 1994	2005

      The Audit Committee of the Bank was established in May 1999 and is composed of five full members, as well as three alternate members. All members have a three-year term of office. In compliance with Bank of Greece regulations, four of the members (three full members and one alternate member) participate as members of the Board of Directors without executive powers. The remaining four members (two full members and two alternate members) are Managing Officers whose responsibilities are not related to the approval or performance of transactions. The Board of Directors of the Bank is responsible for appointing and replacing members of the Audit Committee.

      The Audit Committee has five primary responsibilities. First, it is charged with assessing the adequacy and effectiveness of the Bank’s internal audit system. To this effect, it monitors and obtains information about the work of the Bank’s Audit Division. Second, it monitors the Bank’s compliance with the laws and regulations governing the Bank’s operation. Third, it reviews and assesses the accuracy and comprehensiveness of the Bank’s annual financial statements, independently from the divisions and departments involved. Fourth, it assists in the selection of the Bank’s external auditors and monitors the results of external audits. Finally, the Audit Committee monitors the Bank’s senior management to ensure an organizational structure is in place to facilitate the effective operation of the Bank’s internal audit system.

      The following list sets forth the members of the Bank’s Audit Committee, as at December 31, 2002:

Audit Committee Full Members

Name

Georgios Lanaras (Chairman)
Vassilios Konstantakopoulos (Vice Chairman)
Panagiotis Lambropoulos
Pavlos Mylonas (Managing Officer)
Agesilaos Karabelas (Managing Officer)

Audit Committee Alternate Members

Name

Georgios Tsouyopoulos
Thomas Pliakos (Managing Officer)
Michalis Oratis (Managing Officer)

D.  Employees

      The Bank employed a total of 14,319 full-time equivalent staff in Greece as at December 31, 2002, compared to 14,881 as at December 31, 2001. Additionally, in connection with our operations outside of Greece (including the Bank’s foreign branches), we employed more than 5,000 employees internationally, as at December 31, 2002. The Group also employs approximately 500 temporary employees in the summer months in its hotel properties. The table below sets forth the principal concentrations of our employees by geographic location, as at December 31, 2002:

Number of Group
Employees (as at
December 31,
Country	2002)

Greece	17,534
Bulgaria	2,138
Former Yugoslav Republic of Macedonia	1,317
United States	448
Cyprus	349
Canada	278
South Africa	210
United Kingdom	92
Serbia-Montenegro	65
Albania	58
Romania	58
Germany	45
France	43
Egypt	33
Netherlands	5
Australia	6
Sweden	3
Turkey	3

Total	22,685

      The average number of our full-time equivalent employees, as a Group, during the financial years ended December 31, 2000, 2001 and 2002 was 22,290, 24,030 and 23,456 respectively. The increase of our personnel in 2001 reflects the acquisitions of Stopanska and UBB.

      The table below sets forth the main categories of activity in which our employees were engaged, domestically and internationally, as at December 31, 2002:

Number of Group
Employees (as at
December 31,
Division	2002)

Commercial and retail banking	19,778
Insurance	1,505
Investment banking	185
Asset management	96
Other Group companies	1,121

Total	22,685

      Almost all of the Bank’s staff (including Managing Officers) are members of one of the various unions operating within the banking sector. A high level of union membership is common in most Greek industries. Each union that represents the Bank’s employees is affiliated with a larger, general union of employees in the banking sector known as the “OTOE.” The OTOE, in turn, sits under the umbrella of a multi-industry union, the General Confederation of Greek Workers. Accordingly, almost all of our Greek employees, including those not employed in the banking sector, are ultimately affiliated with the General Confederation of Greek Workers. Collective bargaining arrangements are normally made between representatives of the Greek banks and the OTOE based on the Government’s inflation estimates, and then implemented by each bank (including the Bank) in agreement with its own unions. The OTOE and the Association of Greek Banks agreed to a two-year collective wage agreement allowing pay rises of 3.4% in 1999 and 2.4% in 2000, a one-year agreement allowing a 4.2% increase in 2001 and a two-year agreement allowing a 4.2% increase in 2002 and 3.8% increase in 2003.

      Like other Greek banks, the Bank has experienced a number of strikes and other industrial actions in the past. However, in recent years there have been no stoppages or other industrial actions involving the Group’s employees other than a limited number of one- or two-day country-wide general strikes that occurred in Greece between 1994 and June 2002, during which there was no significant impact on the execution of transactions by the Bank. In general, the Bank considers its relations with its employees, and with the unions to which they belong, to be good.

      As part of our strategy of rationalizing activities and improving efficiencies, we intend to continue our program to reduce our overall number of employees. Our ability to reduce staff is limited, however, by:

•	Greek labor laws;

•	our past practice of dismissing employees only “for cause;” and

•	our desire to maintain good labor relations with our employees.

      The Bank’s policy is to continue implementing its on-going reduction strategy by a program of limited hiring, voluntary retirement schemes and natural attrition. As a result of this strategy, the total number of the Bank’s staff fell from 15,432 in 2000 to 15,194 in 2001 and 14,707 in 2002. We intend to continue to redeploy personnel to optimize the operations of the Bank and to rely on strict hiring controls and natural attrition to reduce the total number of employees.

      Under Greek law, all employees must contribute to welfare schemes for the provision of pensions, healthcare and childcare. For employed persons, these programs replace the pensions and welfare schemes operated by the Hellenic Republic. Each company of the NBG Group either operates its own, independent, welfare schemes or participates in schemes operated by the Greek State. Each such scheme maintains a pension fund which is managed by a board of directors appointed by the contributing employees and the managers. An employer may be legally liable to make up any shortfall in the fund up to a specified figure (determined with reference to Greek law) which, in the case of the Bank’s main pension fund, would be an amount of €25.2 million per year. In recent years, the Bank’s main pension fund has not recorded any shortfall. See “Risk Factors — We Could Have Significant Pension Liabilities in the Future” in Item 3.D.

E.  Share Ownership

      The table below sets forth information on the shareholdings of the members of the Bank’s Board of Directors as at June 9, 2003.

Number of
Name	NBG shares

Theodoros Karatzas	17,402
Theodoros Pantalakis	17,864
Andreas Vranas	11,000
Apostolos Tamvakakis	5,028
H.E. The Metropolitan of Ioannina Theoklitos	1,830
Vasilios Constantakopoulos	—
Dimitrios Daskalopoulos	5,428
Panagiotis Lambropoulos	—
Georgios Lanaras	200
Miltiadis Nektarios	672
Ioannis Panagopoulos	259
Dimitrios Papoulias	882
Vassilios Rapanos	3,056
Georgios Tsouyopoulos	—
Panagiotis Zarras	5

      Members of the Bank’s Board of Directors own, collectively, less than 1.0% of all of the Bank’s outstanding shares.

ITEM 7     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

      As of the date of this Annual Report, the Bank’s outstanding issued share capital consists of 255,058,085 ordinary shares. No single shareholder beneficially owns more than 12.2% of the Bank’s shares (as at June 9, 2003, the date of the one for ten bonus issue). The following table sets forth certain information regarding the NBG shareholders.

	As at June 9, 2003

	Number	Percentage
	of shares	holding

Hellenic Republic(1)	31,058,867	12.2
State-related Entities(2)	53,454,930	20.9
NBG subsidiaries	12,443,757	4.9
Hellenic Finance S.C.A.(3)	16,016,749	6.3
Other investors	142,083,782	55.7

(1)	Through DEKA.

(2)	Includes only state-related entities most of whose boards of directors are appointed by the Hellenic Republic but excludes DEKA.

(3)	Hellenic Finance S.C.A., the Bank’s largest beneficial shareholder (through The Bank of New York, in its capacity as custodian), acquired shares of the Bank (in the form of shares and Mandatorily Convertible Bonds) from DEKA in connection with the issue on June 30, 1999 of 2% bonds due 2003 and exchangeable into shares of the Bank. DEKA retains voting rights with respect to those shares. Under a put option agreement entered into with DEKA, Hellenic Finance S.C.A. has the right to require DEKA to repurchase any of the Bank’s shares which have not been acquired by holders of the exchangeable bonds and which are still held by Hellenic Finance S.C.A. upon maturity or early redemption of the exchangeable bonds.

     The table below sets forth information on significant changes in the percentage ownership held by the Bank’s major shareholders on an annual basis, commencing as at January 1, 2000, for the three years ended December 31, 2000, 2001 and 2002, respectively, and as at June 9, 2003 (the most recent practicable date).

		Number	Share
Shareholder	Date	Of Shares	Capital	Percentage

DEKA	12-31-2000	10,292,081	234,541,548	4.39
	12-31-2001	10,292,081	228,080,452	4.51
	12-31-2002	28,235,334	231,870,986	12.18
	06-09-2003	31,058,867	255,058,085	12.18
Postal Savings Bank	12-31-2000	12,658,079	234,541,548	5.40
	12-31-2001	12,658,079	228,080,452	5.55
	12-31-2002	340,900	231,870,986	0.15
	06-09-2003	443,760	255,058,085	0.15
Deposits and Loans Fund	12-31-2000	7,960,370	234,541,548	3.39
	12-31-2001	7,960,370	228,080,452	3.49
	12-31-2002	2,960,370	231,870,986	1.28
	06-09-2003	3,256,407	255,058,085	1.28

      The Bank’s major shareholders do not possess different voting rights from the Bank’s other shareholders. Other than the Hellenic Republic and certain state-related entities, the Bank does not know of any other persons who, directly or indirectly, jointly or individually, exercise or could exercise control over the Bank.

      Based on information known to or ascertainable by the Bank, there were 277 record holders of the Bank’s shares, 24 record holders of the Bank’s ADRs in the United States, as at May 30, 2003, and the portion of the Bank’s shares held in the United States as a percentage of total shares outstanding was 4.5% as at that date. There were 1,350 total holders (registered and beneficial owners) of the Bank’s ADRs in the United States as at April 21, 2003 (the most recent practicable date for this information).

State Interests

      The Hellenic Republic, the Postal Savings Bank (which is owned by the Hellenic Republic) and the Deposits and Loans Fund control approximately 13.6% of the issued share capital of the Bank. In addition, certain state-related entities, primarily pension funds (most of whose boards of directors are appointed by the Hellenic Republic) control shares representing approximately 19.5% of the issued share capital of the Bank. Hellenic Finance S.C.A. purchased shares of the Bank from DEKA in connection with its issuance on June 30, 1999 of 2% bonds due 2003 that are exchangeable into shares of the Bank. After the one-for-ten bonus issue in June 2003, Hellenic Finance S.C.A. holds 16,016,749 shares of the Bank or 6.3% of the Bank’s share capital. Certain of those shares may be distributed to purchasers of the exchangeable bonds who exchange such bonds for shares in the Bank. However, Hellenic Finance S.C.A. will grant proxies to DEKA with respect to the voting rights over those shares of the Bank that it purchased in connection with the exchangeable bonds for as long as it owns those shares (and such shares have not been transferred to holders of exchangeable bonds pursuant to their right to exchange such bonds for shares of the Bank), except in certain proscribed circumstances in which the outcome of a vote to be considered at a meeting of the Bank’s shareholders could adversely affect the rights of the holders of the exchangeable bonds.

      If, upon maturity or early redemption of the exchangeable bonds, any of those exchangeable bonds have not been exchanged for the Bank’s shares and remain outstanding, Hellenic Finance S.C.A. may require the Hellenic Republic, through DEKA, to repurchase pursuant to a put option agreement any of the Bank’s shares still held by Hellenic Finance S.C.A. at a price per share equal to the redemption price of each outstanding bond. Assuming the repurchase of all 16,016,749 shares from Hellenic Finance S.C.A. pursuant to the put option agreement, the total interest of the Hellenic Republic and state-related entities in the issued share capital of the Bank would be approximately 39.4%, assuming no other acquisitions or dispositions of shares by such parties during that period and assuming no changes in the share capital of the Bank. The exchangeable bonds mature on July 15, 2003. See

Item 3.D, “Risk Factors — The Hellenic Republic Is Our Principal Shareholder” and Item 10.J, “Additional Information — Relationship with the Hellenic Republic.”

B.  Related Party Transactions

      There are no loans or transactions between the Bank and any related parties other than those made in the ordinary course of business, on substantially the same terms as those prevailing at the time for comparable transactions with other persons and not involving more than the normal risk of collectibility or presenting other unfavourable features. See Note 31 to the U.S. GAAP Financial Statements for details of certain ordinary course transactions between the Bank and related parties.

C.  Interests of Experts and Counsel

      Not applicable.

ITEM 8     FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

1.	Please refer to Item 18 for the consolidated financial statements of NBG.

2.	Please refer to Item 18 for the comparative financial statements of NBG.

3.	Please refer to Item 18 for the independent auditors’ report given by Deloitte & Touche Hadjipavlou Sofianos & Cambanis S.A.

4.	The last year of audited financial statements are not older than 15 months.

5.	Not applicable.

6.	Income derived from non-Greek sources was €795.0 million, representing 23.5% of our total revenues.

7.	The Bank is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters has not had during the current or preceding financial year, and is not expected to have, a material adverse effect on the consolidated financial condition of the Bank. There are no material proceedings pending in which any director of the Bank, any member of its senior management, or any of the Bank’s affiliates is either a party adverse to the Bank or any of its subsidiaries or has material interest adverse to the Bank or any of its subsidiaries.

8.   The Bank pays dividends out of:

•	net profits for the year; and

•	retained earnings, special reserves or ordinary reserves to the extent they exceed the amount required to be maintained by law.

      Before paying dividends, the Bank must allocate between 5% and 20% of its net profits to an ordinary reserve until this reserve equals at least one-half of the Bank’s share capital. According to the Bank’s Articles of Association and Greek corporate law, and subject to the limitations described below, each year the Bank is required to pay a minimum dividend out of the net profits for the preceding financial year, if any, equal to the greater of:

•	6% of the Bank’s share capital; or

•	35% of the net profits for the year (after the deduction of statutory reserves and any profits resulting from the sale of equity participations that represent at least 20% of the paid-up share capital of a subsidiary company in which the Bank has held an equity participation for at least ten years).

      Calculation of all such amounts is based on the financial statements of the Bank prepared in accordance with Greek GAAP.

      Any distribution of the remainder of the net profits may be approved by a general meeting of the shareholders, with ordinary quorum and majority voting requirements, following a proposal of the Board of Directors. No distribution whatsoever can be effected if, on the closing date of the last financial year, the total shareholders’ equity is, or will become after that distribution, lower than the sum amount of the share capital and the reserves, the distribution of which is prohibited by Greek law or the Bank’s Articles of Association. In any event, dividends may not exceed net profits in the last financial year, as increased by distributable reserves the distribution of which is permitted as resolved at a General Meeting of shareholders and profits carried forward from previous years, and as decreased by any loss in the previous financial year and any compulsory reserves required by law or the Bank’s Articles of Association.

      In the event that the obligatory dividend payments equal 35% of the net profits for the year (after the deduction of statutory reserves and any profits resulting from the sale of equity participations that represent at least 20% of the paid-up share capital of a subsidiary company in which the Bank has held an equity participation for at least ten years), the Bank’s shareholders have two more options. According to Greek Emergency Law 148/67, as amended by Greek Law 2753/99, a majority representing at least 65% of the paid-up share capital may vote to waive this dividend payment at a general meeting of the shareholders. Undistributed dividends must then be transferred under a special reserve and must be capitalized within four years following the general meeting. Furthermore, a majority of 70% of the Bank’s paid up capital may vote to distribute the lower amount, i.e., 6%, of the Bank’s share capital.

      Once approved, dividends must be paid to shareholders within two months of the date on which the Bank’s annual financial statements are approved. Normally, dividends are declared and paid in the year subsequent to the reporting period. Dividends are forfeited to the Hellenic Republic if they are not claimed by shareholders within five years following December 31 of the year in which they were declared. See Item 3.A, “Selected Financial Data — Dividends” for information with respect to the actual dividends paid by the Bank for the past five financial years.

      The Bank currently expects to continue to pay dividends, subject to the financial condition of the Bank and the funding needs of its investment program and other relevant factors.

B.  Significant Changes

      For a discussion of significant changes that have occurred since December 31, 2002, the date of the last audited financial statements included in this Annual Report, please see Note 40 to the U.S. GAAP Financial Statements which describes post balance sheet events.

ITEM 9     THE OFFER AND LISTING

A.  Offer and Listing Details

      The annual high and low market prices of the Bank’s shares on the ASE for the five most recent financial years are shown below, expressed in euro (and drachma for 1998 through 2001).

Year	High (date)	Low (date)

1998	31.43 (GRD 10,709) (on December 31)	8.02 (GRD 2,732) (on January 29)
1999	59.31 (GRD 20,211) (on September 20)	31.48 (GRD 10,726) (on January 13)
2000	53.94 (GRD 18,379) (on February 11)	36.07 (GRD 12,291) (on November 30)
2001	45.42 (GRD 15,477) (on April 19)	21.34 (GRD 7,272) (on September 21)
2002	27.26 (on January 29)	13.32 (on October 9)

      The quarterly high and low market prices of the Bank’s shares on the ASE for the two most recent financial years are shown below, expressed in euro.

Quarter	High (date)	Low (date)

Q1 2001	41.80 (on January 12)	36.68 (on January 29)
Q2 2001	45.42 (on April 19)	33.36 (on June 27)
Q3 2001	35.30 (on July 2)	21.34 (on September 21)
Q4 2001	29.30 (on October 31)	23.32 (on October 2)

Quarter	High (date)	Low (date)

Q1 2002	27.26 (on January 29)	22.58 (on March 28)
Q2 2002	23.78 (on May 20)	19.12 (on April 16)
Q3 2002	21.98 (on July 1)	15.26 (on September 30)
Q4 2002	16.40 (on November 6)	13.32 (on October 9)

      For the quarter following the most recent financial year, the high and low market prices of the Bank’s shares on the ASE are shown below, expressed in euro.

Quarter	High (date)	Low (date)

Q1 2003	13.86 (on January 3)	9.00 (on March 31)

      The monthly high and low market prices of the Bank’s shares on the ASE for the six most recent months are shown below, expressed in euro.

Month	High (date)	Low (date)

December 2002	14.52 (on December 3)	13.46 (on December 27)
January 2003	13.86 (on January 3)	11.92 (on January 29)
February 2003	12.32 (on February 3)	10.72 (on February 27)
March 2003	11.08 (on March 3)	9.00 (on March 31)
April 2003	12.64 (on April 30)	8.90 (on April 1)
May 2003	14.32 (on May 7)	12.50 (on May 20)

      The annual high and low market prices of the Bank’s ADRs (each representing one-fifth of one share) on the New York Stock Exchange are shown below, expressed in U.S. dollars, for each of the four financial years since the ADRs were listed on that exchange on October 18, 1999:

Year	High (date)	Low (date)

1999	10.54 (on December 13)	8.75 (on November 24)
2000	10.67 (on January 3)	6.63 (on August 30)
2001	8.00 (on April 18)	4.30 (on September 28)
2002	4.55 (on January 15)	2.32 (on October 16)

      The quarterly high and low market prices of the Bank’s ADRs on the New York Stock Exchange are shown below, expressed in U.S. dollars.

Quarter	High (date)	Low (date)

Q4 2001	5.54 (on October 31)	3.86 (on October 3)
Q1 2002	4.55 (on January 15)	3.82 (on March 27)
Q2 2002	4.02 (on May 17)	2.95 (on April 11)
Q3 2002	3.88 (on July 1)	2.64 (on September 24)
Q4 2002	3.09 (on November 14)	2.32 (on October 16)
Q1 2003	2.70 (on January 6)	1.83 (on March 17)

      The monthly high and low market prices of the Bank’s ADRs on the New York Stock Exchange for the six most recent months are shown below, expressed in U.S. dollars.

Month	High (date)	Low (date)

December 2002	2.86 (on December 16)	2.50 (on December 30)
January 2003	2.70 (on January 6)	2.34 (on January 7)
February 2003	2.50 (on February 3)	2.17 (on February 28)
March 2003	2.50 (on March 20)	1.83 (on March 17)
April 2003	2.58 (on April 24)	1.97 (on April 3)
May 2003	3.23 (on May 5)	2.45 (on May 1)

      No significant trading suspensions with respect to the Bank’s shares have occurred on the ASE during the past three years ended December 31, 2000, 2001 and 2002, nor have any significant trading suspensions with respect to the Bank’s ADRs occurred on the New York Stock Exchange since the Bank’s listing thereon in October 1999.

B.  Plan of Distribution

      Not applicable.

C.  Markets

      The Bank’s shares are listed on the ASE, as well as the stock exchanges of Frankfurt, Copenhagen and Luxembourg. In addition, the Bank’s Global Depositary Receipts are listed on the London Stock Exchange and its ADRs are listed on the New York Stock Exchange.

The Athens Stock Exchange (ASE)

General

      The ASE was established in 1876, with Greek Government bonds and the shares of the Bank as the first securities to be traded on the ASE. Four years later, the ASE officially opened as an exchange, following the election of its first board of directors. In 1988, the ASE created a new market, known as the Parallel Market, to help smaller and newly established companies issue shares to the public. Historically, these companies were unable to meet the stricter listing criteria of the Main Market.

      The ASE has operated continuously since 1880 and recently established a number of subsidiaries, including the Thessaloniki Stock Exchange Center, whose purpose is to facilitate the listing on the Parallel Market of companies operating in Northern Greece and trading, through the ASE trading system, by investors residing in Northern Greece. Additionally, the ASE has established the Systems’ Development and Support House of the Capital Markets, known as the “ASYK,” and the Capital Market Training Center, the purposes of which are, respectively, the proposal of measures for modernizing and enhancing the capital market infrastructure in Greece and the provision of educational support to persons involved in capital market activities. In 1995, the ASE’s corporate status was transformed into a company limited by shares (société anonyme). Although the ASE is a state- controlled institution, a large tranche of its shares was sold to banks and securities firms in 1999, reducing the Hellenic Republic’s interest to 49.0% as at December 31, 1999.

      For the year ended December 31, 2002, the average daily value traded on the ASE was €100 million. From January 1, 2003 to March 31, 2003, the average daily value traded on the ASE was €68 million. At March 31, 2003, 355 companies had shares listed on the Main, New and Parallel Markets of the ASE. In relation to the market capitalization of the ASE, at March 31, 2003:

•	235 companies had 262 shares listed on the Main Market of the ASE, 115 companies had 117 shares listed on the Parallel Market and five companies had five shares listed on the NEHA;

•	the total market capitalization was €55.1 billion;

•	the top 25 companies accounted for 67.6% of the total market capitalization; and

•	the Group’s market capitalization was €2.1 billion or 3.8% of the total market capitalization on the ASE.

      The ASE and the Athens Derivatives Exchange are the only exchanges in Greece. The Greek capital markets, and the ASE in particular, are regulated under a series of laws and regulations issued by the Ministry of National Economy, the Capital Markets Commission and the board of directors of the ASE.

Supervision and Governance

      The ASE is supervised by the Ministry of National Economy. A Commissioner is in charge of supervising the ASE. The Commissioner also sits on the Capital Markets Commission, which oversees compliance by listed companies with existing rules and regulations. The Capital Markets Commission is an independent, public regulatory body which is, along with others, responsible for ensuring that investors have access to information on ASE-listed companies, that the securities markets function properly, that investors have adequate protection and that securities laws are enforced.

      The ASE is governed by a board of directors, which consists of nine members appointed for three-year terms. The board of directors has the responsibility for:

•	management of the ASE and its finances;

•	public representation of the ASE;

•	the ASE’s daily operation;

•	approval or rejection of listing applications filed by companies; and

•	approval of offering memoranda published as part of the application to list and trade securities on the ASE, both from companies to be listed and those already listed.

Membership of the ASE

      Membership is required for brokerage firms in order to effect transactions on the ASE. At March 31, 2003, there were 88 members of the ASE, the vast majority of which are brokerage firms limited by shares (société anonyme). Membership is subject to approval by the ASE’s board of directors and licensing by the Capital Markets Commission. In addition, brokerage firms must appoint at least one official representative who is authorized to conduct ASE transactions. Such representative must fulfill certain qualifications required by law and pass an examination given by the Capital Markets Commission.

      ASE members may engage in transactions on the trading floor on behalf of their clients or for their own accounts. Brokerage firms with a share capital in excess of € 2.9 million are also permitted to underwrite the placement of securities on the ASE. Pursuant to the EU’s Investment Services Directive, which was implemented in Greece in April 1996 pursuant to Greek Law 2396/96, investment services may only be provided in Greece by “Investment Services Companies” with a minimum share capital of € 0.59 million (if engaging in underwriting) that have received an appropriate operating license from the Capital Markets Commission. The investment services within the purview of the Directive include the receipt and transfer of orders from investors to effect stock exchange transactions, the execution of such orders (i.e., engagement in transactions on the trading floor on behalf of client-investors) and the underwriting, in total or in part, of an issue of securities. The effecting of transactions on the ASE is also subject to the granting of membership to an Investment Services Company by the ASE.

      “Introducing Brokers,” also known as AELDE, are companies that are only allowed to receive and transfer their clients’ orders to Investment Services Companies, and are prohibited from engaging in transactions on the trading floor on behalf of their clients or from acting as a custodian for their clients’ securities. The receipt and transfer of orders by AELDE are governed by Greek Law 2396/96 as well as Capital Markets Commission decision No. 8072/123/20.1.98.

Stock Market Indices

      The ASE Composite Index is the most commonly followed index in Greece. It is a market capitalization-based index that tracks the share price movement of 56 leading Greek companies. The Bank constitutes approximately 7% of the index, as at June 23, 2003.

      The table below sets out the movement of the ASE Composite Index. The highs and lows are for the periods indicated and the close is on the last trading day of the period.

Year	High	Low	Close

1992	1,009.5	558.9	672.3
1993	958.7	667.7	958.7
1994	1,194.6	804.4	868.9
1995	992.6	787.7	914.1
1996	1,026.0	870.9	933.5
1997	1,794.1	933.5	1,479.6
1998	2,825.6	1,380.1	2,737.6
1999	6,355.0	2,798.2	5,535.1
2000	5,794.8	3,071.8	3,388.9
2001	3,456.0	1,997.8	2,591.6
2002	2,655.1	1,704.7	1,748.4
2003 (through May 30, 2003)	1,800.9	1,462.2	1,807.5

Source: ASE Statistical Department

      Another composite index, called the FTSE/ASE-20, was introduced in September 1997. This index is made up of the 20 largest companies listed on the ASE, including the Bank. The Bank constitutes approximately 11.6% of the FTSE/ASE-20 Index, as of March 31, 2003. On December 9, 1999, another composite index was introduced, the FTSE/ASE Mid40, which is made up of 40 medium capitalization companies. On June 1, 2001 the FTSE/ASE 80 composite index was introduced, which is made up of 80 small capitalization companies.

      Morgan Stanley Capital International, also known as “MSCI”, reviewed the composition of its Greek Index in view of Greece’s reclassification among developed markets. The new index is part of the matured indices’ group as of May 31, 2001. The reclassification of the MSCI Greece Index to the standard MSCI Developed Market Index Series resulted in a net market capitalization increase of 0.46% and 0.13% in the MSCI Europe Index and the MSCI Standard All Country World Free Index, respectively. The MSCI Greek Index is currently made up of 20 companies listed on the ASE, including the National Bank of Greece. The weighting of NBG to the MSCI Greece Index following annual rebalancing of the index as at May 31, 2003, is currently 14.6%.

Trading on the ASE

      Trading on the ASE takes place every week from Monday to Friday, except for public holidays. The daily trading session starts at 11:00 a.m. and ends at 4:00 p.m., Athens time. The ASE consists of three separate markets: the Main Market (where the vast majority of securities is traded), the Parallel Market (for smaller companies, which may not satisfy the stricter listing criteria of the Main Market) and the New Market named NEHA (for small, innovative companies with potential for rapid growth). The Main Market’s, the Parallel Market’s and NEHA’s schedules each consist of a pre-opening session and a continuous automated matching session.

      A 30-minute pre-opening session, operating through a call auction method, precedes the trading session from 10:30 to 11:00 a.m. The call auctions provide for the entry of orders to be collected and then executed in a batch. Auction matching takes place at one price. The objective of the pre-opening auction is to maximize the volume of shares traded at the auction price by calculating the price at which the greatest number of securities can be matched.

      There are three possible price types allowed on orders during this period:

•	limit prices;

•	market prices; and

•	at The Open (also known as “ATO”) prices — these orders are eligible for trading in the pre-opening auction only. ATO orders are treated in the same manner as market orders.

      If two or more prices will result in the same number of shares being traded, the security-opening price will be the closest to the “start-of-day” price of that security. If only market and ATO orders exist, price discovery is achieved by using the start-of-day price.

      During the auction process, orders are matched according to the following price precedence rules:

•	market and ATO priced orders match first;

•	limit orders at a price better than the calculated auction price match next;

•	limit orders equal to the calculated auction price match last; and

•	orders at the same price level are matched in accordance with the ranking rule of the market.

      After the pre-opening auction session, orders are executed in continuous trading following the price and time priority rule: orders are ranked by price, and orders at the same price are ranked based on time of entry into the system. Incoming orders always match with pre-existing contra-side orders already included in the ranked list. Buy and sell orders can match in any number of multiples of the lot size defined for that security. Depending on the order’s price type (limit or market), the order matches against eligible contra-side orders in the book, progressing from the best contra price to the worst available contra price until the order’s quantity is exhausted. Shares may be traded in lots of one, five, ten or 25 shares according to the trading lot size of each security.

      All orders consist of three basic attributes:

•	the price type (limit, market or ATO);

•	the order condition (stop, fill or kill, immediate or cancel); and

•	the order duration (day, good until cancelled, good until a specific date).

      The ASE recently introduced a two-scaled price fluctuation limit. In principle, all securities’ prices are eligible to +/-12% fluctuations from the closing price of the preceding trading session. However, if the price of a security remains at the best bid offer (i.e., all incoming purchase orders at limit up or sale orders at limit down) for 15 minutes then the +/-12% limit is extended by a further 6%. Thus, on aggregate, the price of a security listed on ASE on a certain day is not permitted to fluctuate more than 18% from its closing price on the previous day. The 6% expansion applies only to securities of the continuous trading state. The price fluctuation of securities of the auction market is limited to the +/-12% range. Newly listed securities are allowed to fluctuate freely during the first three sessions of their listing.

      The closing price of the securities participating in the Main, Parallel or NEHA markets is determined using the average price of the last 10% of total transactions that have taken place during a trading session, weighted by the number of units that have been traded. Calculation of the closing price takes place starting from the last transaction backwards, until the number corresponding to 10% of total transactions of the specific trading session is reached.

      Trades of equity securities with a value exceeding €600,000 may be conducted outside the scope of the electronic trading system and only entered via the system for the purposes of reporting, including the trade in statistics, and affirmation. These are known as block trades. Block trades may take place at prices that follow certain rules based on the price deviation percentage from the current traded price:

•	at the current price of the security, when the value of the block trade ranges from €600,000 to €1,173,861.14;

•	at +/-5% from the current price of the security, when the value of the block trade ranges from €1,173,861.15 to €2,347,762.29; and

•	at +/-10% from the current price of the security, when the value of the block trade ranges from €2,347,762.30 and above.

      All block trades require the approval of the ASE’s Trading Committee.

      From 4:00 pm till 4:10 pm block trades can be executed at the closing price of the securities, while until 4:15 pm any transaction can take place at the closing price of the securities.

      The above price limitations do not apply in the following five instances: (i) when the shares traded represent a percentage more than 30% of the total number of shares of a particular category (i.e., preferred or common); (ii) for simultaneous transfers of shares of more than one category between the same parties, provided the percentage of the total shares offered or asked equals or exceeds 30% of the share capital of the issuer, irrespective of the percentage per category of shares transferred; (iii) for block trades exceeding €146,735,143 of majority Greek government-owned listed companies’ shares or block trades of shares of listed companies with total assets exceeding €1,467,351,431; (iv) for block trades resulting in the sale of 10% of the total paid up share capital of a listed company having a total market capitalization of at least €14,673,514; and (v) for transfers of share blocks in the context of an initial public offering and/or a private placement as long as they are regulated by an ad hoc ASE board of directors’ decision.

      Prices of all securities listed on the ASE are published in the official daily price bulletin. All prices of completed transactions and block trades are also published on electronic screens in the ASE. The price of any trade outside the electronic trading system, however, is not shown as the last transaction price. All transactions require cash settlement within three business days of the trade date. Trades are noted in the official register of the ASE, and all information on bids and offers is made available to Telerate and Reuters on a continuous basis. Bond trading is conducted by bilateral agreement between brokers on the trading floor of the ASE. Details of these transactions must be given to the supervisor of the ASE trading floor. The traded bonds are cleared and settled between the trading brokers. Up to December 5, 1999, the closing price of a share was the last price of the trading session; between December 6, 1999 and May 14, 2000, the closing price of a share was the weighted average of its transactions during the last 30 minutes of the trading session; and from May 15, 2000, the closing price of a share is the weighted average of its transactions during the last ten minutes of the trading session.

Settlement, Clearance and the Central Securities Depository

      Settlement of both registered and bearer shares listed on the ASE is effected through the Central Securities Depository S.A. The Central Securities Depository (“CSD”) was founded in February 1991, in the corporate form of a société anonyme, under Greek Law 1892/1990. The CSD is responsible for settling and clearing ASE transactions, and holding the shares deposited with it. The CSD is administered by a nine-member board of directors. Its shareholders are the ASE, members of the ASE, banks whose shares are listed on the ASE, mutual fund companies and portfolio investment companies. The CSD issues “Depositary Documents” against shares that have been deposited with it, which are full evidence of title to such deposited shares. Registered Depositary Documents are issued against registered shares and bearer Depositary Documents against bearer shares.

      Settlement on the CSD is normally conducted on a three working day rolling basis.

      By virtue of Greek Law 2396/96, as amended by Greek Laws 2533/97 and 2651/98, dematerialization of listed shares was introduced. Dematerialization of the Greek market commenced in March 1999 and the market is now fully dematerialized. In a dematerialized trading and safe-keeping environment, shares (but not bonds) are kept in book-entry form by the CSD at the legal owner level, while brokers and custodians (“operators”) authorized by the shareholders can have electronic access to the share balances of their clients. The Dematerialized Securities System (“DSS”) is run centrally by the CSD, and remote terminals have been installed in all ASE members and custodian banks.

      In the dematerialized environment, the seller authorizes his broker to debit his dematerialized securities account with the number of shares sold. Accordingly, the buyer receives the number of shares bought in his own dematerialized securities account operated by his broker.

      Pursuant to the provisions of Greek Law 2733/99, in the case of dematerialized registered shares, the person who is registered in the records of the CSD is deemed to be the shareholder, insofar as the issuer is concerned.

      Once a transaction involving crossing of shares on the ASE is concluded, the ASE notifies the CSD electronically of the number of shares to be transferred from the seller to the purchaser. The seller endorses the Depositary Document that represents the shares sold before the ASE member that acted as broker for the seller, and the ASE member delivers the endorsed Depositary Document to the CSD. The CSD receives the name of the purchaser from the ASE member acting as the purchaser’s broker, cancels physically and in its records the endorsed Depositary Document, issues a new one in the name of the purchaser and delivers it to the broker of the purchaser.

      According to Greek Law 2731/1999, shares acquired by Privatization Certificate holders exercising exchange rights are transferred outside the facility of the ASE.

      The CSD is not a banking institution; therefore, it appoints a commercial bank to carry out the cash settlement of ASE transactions. All ASE members are required to maintain cash accounts with the clearing bank and deposit to these accounts within three working days their net transactional position (value of purchases minus value of sales) of a trade date, in order to be eligible to participate in the stock clearing process on that specific trade date.

      Accordingly, ASE members are required to deliver the Depositary Certificates sold on the trade date to the CSD within three working days from that trade date.

      Settlement and clearance are carried out on a “delivery versus payment” basis, requiring the purchasers to have deposited cash to receive Depositary Documents and sellers to deliver Depositary Documents in order to receive cash.

      The CSD regularly notifies the issuing company of transfers of registered shares. The new legal owners of shares are inscribed in the issuer’s register of shareholders according to the particulars submitted by the CSD to the issuer quoting the trade date as the inscription date. The shareholder acquires ownership of registered shares as of the registration of the shares in his name in the issuer’s register. The identity of a holder of registered dematerialized shares (or of any type of deposit in a credit institution) and the amount of its holdings are, in principle, subject to legal provisions of secrecy. However, pursuant to Article 24 of Greek Law 2915/2001 (which took effect on May 29, 2001), confidentiality must be lifted to the extent required in order to satisfy the legal claim of a creditor who holds a right of attachment against the holder’s property.

      Shareholders holding either registered Depositary Documents or bearer Depositary Documents are entitled to exercise their rights and privileges by reference to the Depositary Document.

Code of Conduct of Listed Companies

      The Hellenic Capital Market Commission (HCMC) recently introduced a framework of regulations (Decision No. 5/204/14.11.2000) concerning conduct of listed companies on the ASE and of persons related to them.

      The regulations state that every listed company is under the obligation to inform investors of every event, the disclosure of which is expected to affect the course of its shares, unless it has received approval by the ASE Board of Directors to be exempted from this procedure. In effect, pre-announcement of acquisition or assignment of percentage of basic shares is provided for, as well as the notification of trading by members of the Board of Directors thirty (30) days prior to the closing date of quarterly financial statements (i.e. when the financial statements of the companies have not yet been published). Every shareholder that owns a percentage of 5% of a newly listed company on the ASE is under the obligation to announce any intentions regarding the following six months and declare the related pursued volume of trading in the IPO prospectus. Moreover, shareholders holding a stake of at least 10% of the share capital of a listed company are obliged to pre-announce transactions that concern a percentage of at least 5% for a total period of three months.

      In any case, listed companies have the obligation to take all necessary measures and put in force all internal procedures required to keep confidential the contents of the announcements, as well as to minimize the number of executives taking part in discussions and in general, secure that confidential information is not abused.

Foreign Investment

      There are no restrictions imposed on foreign investment in ASE-listed securities in relation to repatriation of capital invested in, or capital gains and dividends realized on, such securities.

Greek Law 2533/1997: Formation of Additional Exchanges

      Greek Law 2533/1997 established two organized markets within the ASE:

•	the Greek Market of Emerging Capital Markets; and

•	the Fixed Income Instruments Market.

      The Greek Market of Emerging Capital Markets is a parallel market where Greek depositary receipts, units of “emerging markets investment funds,” and shares of “emerging markets investment companies” are traded. The Fixed Income Instruments Market was created to attract some of the trading volume in government bonds. Previously, almost all trading in government bonds took place in the over-the-counter market.

      In 1998, Greek Law 2651/1998 significantly modified the listing requirements on the ASE, as well as the placement requirements (increasing the minimum requisite allocation to the public to 25% of total company shares) and the underwriters’ liability. This law also introduced stabilization and book-building procedures. The Underwriting Regulation was introduced in December 1998, regulating the conduct, responsibility and liability of underwriters and third parties engaging in the underwriting process, including stabilization.

Greek Law 2733/1999: Formation of the “New Market”

      Pursuant to the provisions of Greek Law 2733/1999, a new stock market (the “New Market” or “NEHA”) has been formed on the ASE so that shares of medium capitalization dynamic or innovative companies, not listed on the Main Market or the Parallel Market of the Athens Stock Exchange, can be listed. Greek Law 2733/1999 has introduced the role of the market maker in the New Market. In accordance with this law, a company listed on the New Market is required to appoint at least one market maker. In accordance with Greek Law 2733/1999, decisions of the Capital Market Commission with respect to market making activities provide for market makers’ functional operations, qualifications, licensing, supervision, special duties and contractual relationship with the company for which it makes market.

      A market maker’s role regarding a listed company’s shares can be assigned to any member of the ASE who satisfies capital and functional adequacy criteria specified in the Capital Market Commission decision, and following ASE approval. Additionally, by special agreement with the listed company, the market maker must acquire a minimum amount of listed shares and must contractually agree to fulfill market making duties for at least three years. In any case, the listed company preserves the option to assign market making duties to more than one ASE member, while each ASE member can perform market making activities for various listed companies.

      The role of the market maker is to enhance liquidity of the shares of the relevant company listed on the New Market by quoting buy and sell orders simultaneously on the ASE with a maximum spread defined by the Capital Markets Commission’s decisions. To increase transparency, the market maker’s activities are conducted by licensees using exclusive market making accounts, while proprietary trading for that stock is prohibited. The market maker must always ensure that sufficient cash and stock reserves are available to perform its duties. The market maker can avoid placing simultaneous orders only in exceptional cases, following specific ASE approval.

      First introduced as a mandatory listing requirement for shares listed on the New Market by Greek Law 2733/1999, market making provisions were subsequently designated as optional for shares listed on the ASE Main and Parallel Markets by Greek Law 2843/2000.

      Greek Law 2733/1999, inter alia, provides that credit institutions or investment services companies which, by virtue of Greek Law 2396/1996 have been granted a license to provide underwriting services, are appointed as underwriters by the issuer whose shares are to be listed on the New Market of the ASE.

The Athens Derivatives Exchange (ADEX)

      In 1997, Greek Law 2533/1997 created a derivatives exchange modeled after other European derivatives exchanges. According to this law, the Athens Derivatives Exchange, known as “ADEX,” operated separately from the ASE, was organized as a corporate entity with a share capital of €8.8 million. In 2002, ADEX S.A. merged with ASE S.A.

      Since its commencement in August 1999, the ADEX has greatly evolved, with new products, increased volume, and more market participants. The ADEX quotes two major indexes and their futures series, the blue chip FTSE 20 and the mid-cap FTSE 40. One basis point in the FTSE 20 is worth €5, while one basis point in the FTSE 40 is worth €25. The initial margin required is 13%. The total average daily volume on futures this year is approximately 11,000 contracts with a peak of 21,000. Nominally this accounts for approximately 60% of the daily cash volume generated by the FTSE 20 and FTSE 40 stocks or 35% of the daily cash volume generated by the general Athens Stock Exchange Index of 56 ASE stocks. This volume is evenly divided between individual market participants and local market makers.

      Options on the FTSE 20 have been quoted since mid-September 2000 and interest in options has been growing as market participants gain familiarity with the product. The average daily trading volume in the first five months of 2003 was 6,000 contracts. Options on the FTSE 40 began in June 2001, but liquidity has remained low since that time. In June 2001, the ADEX established a stock borrowing and lending facility with Hellenic Telecommunications Organization S.A. contracts attracting most of the interest. In November 2001, the ADEX began offering future contracts in relation to equity securities, with Hellenic Telecommunications Organization S.A. and Alpha Bank being the most actively traded.

Stock Lending and Short Selling

      In connection with the development of the Greek capital markets, the ASE, in cooperation with the ADEX, the Athens Derivatives Exchange Clearing House (or “ADECH”) and the CSD, are developing the ability for investors to engage in stock lending transactions, by short selling of shares listed on the ASE, with a simultaneous or previous borrowing of shares to be sold by the ADECH. The stock lending from the ADECH is made through an agreement of purchase of shares with a stock reverse repo through trading of the corresponding product. The new investment tool is expected to present multiple advantages as regards the liquidity and reliability of the market. More specifically, it is expected to help in the rationalization of prices of shares and the reduction of volatility, since investors who do not hold shares in a company will be able to trade in those shares. At the same time, this new product will contribute to the more rational connection of the price of the derivatives market with those of the ASE. Short selling through borrowing will also aid in effective portfolio management internationally. Finally, through the product of securities selling agreements to ADECH with a stock repo of the ADEX, investors with long-term portfolios will be in the position to lend their shares to ADECH, expecting further income (resulting from interest) from their investment.

      Greek regulatory authorities are currently developing regulations regarding the use of this investment tool. More specifically, on May 10, 2001 the Capital Markets Commission (or “CMC”) board of directors approved a decision regarding the necessary amendments in the regulation of the DSS operation concerning the clearing of short selling and securities borrowing products on the ADEX. Following this, the ASE board of directors recommended to the CMC board of directors the method of realization of short selling. The CMC issued its Decision regarding the realization of short selling on May 17, 2001. Finally, the board of directors of the ADEX and ADECH will decide on the necessary amendments in the characteristics of products of borrowing that are related to the clearing, as well as the shares that will initially constitute underlying securities for these products.

Margin Accounts

      The purchase of shares on credit (margin accounts) will be made available by members of the ASE to their clients/ investors, using their investments as collateral, pursuant to a written agreement between the ASE member and its client. The provision of credit is possible following the completion of the relevant regulatory framework, i.e., decisions of the Capital Market Commission, in accordance with article 6 paragraph 1 of Greek Law 2843/2000, the amendments of the DSS Regulation, as well as the Act of the Governor of the Bank of Greece, in accordance with the article 6 paragraph 2 of the Greek Law 2843/2000.

      Under Greek Law 2843/2000, the initial margin is set to 50% (minimum) of the market value of the investor’s “collateral portfolio.” This percentage level can be changed by act of the Governor of the Bank of Greece after a decision by the Board of Directors of the CMC. It should be noticed that the ASE members have the flexibility to require higher initial and maintenance margins provided that the investor is given prior notice and an express provision is included in the relevant contract.

      Pursuant to Act No. 2474/31.5.2001 of the Governor of the Bank of Greece, the maintenance margin on brokerage margin accounts is set at 35% of the market value of the investors’ “collateral portfolio” whereas investors buying shares on margin can borrow funds up to a limit of €150,000. According to this Act, the same limit applies to credit institutions offering credit to individuals to finance stock purchases, replacing the previous €44,020 cap.

      Margin accounts will contribute to the improvement of the liquidity of the market. They enable the investor to buy new shares by offering as “collateral” the shares that composed his or her initial portfolio. Investors generally use margin accounts to increase their purchasing power.

D.  Selling Shareholders

      Not applicable.

E.  Dilution

      Not applicable.

F.  Expenses of the Issue

      Not applicable.

ITEM 10     ADDITIONAL INFORMATION

A.  Share Capital

      On November 15, 2000, the fourth tranche of the Mandatorily Convertible Bonds converted into 6,461,096 shares of the Bank. In connection with this conversion, the Bank’s share capital increased by GRD 9,368,589,200 or €27,494,025.53. The Bank subsequently purchased these shares from the Hellenic Republic on December 15, 2000, and ultimately cancelled them on May 23, 2001, thereby decreasing its share capital by GRD 9,368,589,200 or €27,494,025.53, such that the conversion of the fourth tranche of the Mandatorily Convertible Bonds had no net effect on the Bank’s share capital.

      Also in 2001, the Bank increased the nominal value of its shares from GRD 1,450 or €4.26 to GRD 1,533.375 or €4.50 per share, with effect from May 23, 2001. This increase was made in order to change the nominal value per share as expressed in drachma to an amount that was conveniently expressed in euro, in anticipation of the redenomination of the Bank’s shares in euro and the withdrawal of the drachma from circulation by February 28, 2002. The increase in the nominal value of the Bank’s shares resulted in an increase of the Bank’s share capital of GRD 19,016,207,686 or €55,806,919.11.

      On November 15, 2001, the fifth tranche of the Mandatorily Convertible Bonds that was held by the Bank converted into 6,461,100 shares of the Bank. In connection with this conversion the Bank’s share capital increased by GRD 9,907,289,283 or €29,074,950.21. However, on December 28, 2001, the Bank cancelled those shares, thereby decreasing its share capital by GRD 9,907,289,283 or €29,074,950.21, such that the conversion of the fifth tranche of the Mandatorily Convertible Bonds had no net effect on the Bank’s share capital.

      On May 9, 2002, the Bank’s shareholders voted at a Repeat General Meeting to approve resolutions to express the nominal value of the Bank’s shares and the Bank’s share capital in euro only, while they had previously been expressed in drachma as well as euro.

      On November 20, 2002, the Bank’s share capital was increased by €17,057,403 resulting from the contribution of €8,086,472.32 in connection with the merger by absorption of ETEBA, the Bank’s investment banking subsidiary in Greece, and from the capitalization of €8,970,930.68 of the share premium reserve of the Bank (such that the nominal value of the Bank’s shares following the ETEBA merger would remain €4.50).

      On May 9, 2003, the Bank’s shareholders at their General Meeting approved the increase in the Bank’s share capital by €104,341,945.50 through capitalization of reserves, and the issuance of 23,187,099 new bonus shares to be distributed to the Bank’s shareholders in proportion of one new share for every ten shares held as of the record date, May 30, 2003. Following the issuance of the bonus shares, the Bank’s share capital is €1,147,761,382.50, represented by 255,058,085 fully-paid shares, with nominal value €4.50 per share.

B.  Memorandum and Articles of Association

      Our Articles of Association (and English translation thereof), as amended on May 23, 2003, included as Exhibit 1 to this Annual Report.

      1.    The Bank is incorporated under the register of Companies Limited by Shares of the Ministry of Trade (currently known as the Ministry of Development) under No. 6062/06/B/86/01.

The Bank’s objects and purposes, as defined in Article 3 of its Articles of Association, are the following:

      The Bank shall engage in all such banking and financial activities in general, both at home and abroad, as shall be allowed to banking sociétés anonymes by Greek and EU legislation as is in force each time.

      To the extent permitted by standing legislation, the Bank may also carry out the said activities on behalf of third parties, either on a joint venture basis, or in association with other legal entities or natural persons of any nationality.

The objects of the Bank’s activities shall, in particular, be to:

(a)	Extend all types of loans, credits or guarantees;

(b)	Acquire or assign claims thereunder;

(c)	Provide intermediary services in the financing of business, inter-business cooperation or in the underwriting of share capital issues through public subscription or bond issues; also to represent bond holders or other lenders;

(d)	Borrow funds, obtain credits or guarantees and issue bond loans;

(e)	Accept cash deposits or other refundable funds, in euro and in foreign exchange or in foreign currency;

(f)	Purchase, sell, safekeep, manage or collect negotiable instruments; also securities (whether quoted on the Stock Exchange or not), foreign exchange or foreign currency;

(g)	Issue and manage means of payment (credit cards, travellers checks and letters of credit);

(h)	Participate in security issues and provide related services;

(i)	Provide consulting services to companies in respect of the capital structure, industrial strategy and related matters; also to provide consultation and services with regard to mergers, acquisitions or liquidations of companies;

(j)	Provide intermediary services in the interbank markets;

(k)	Manage portfolios and provide related consulting services;

(l)	Provide credit information reports;

(m)	Lease safe deposit boxes;

(n)	Participate in businesses at home and abroad; and

(o)	Establish associations, foundations and firms to engage in cultural, educational and financial activities, as well as participate in such organizations already existing.

      2.    (a) Article 26 of the Bank’s Articles defines the general voting powers of the Bank’s Board of Directors (which we refer to in this Annual Report as the “Board of Directors,” collectively, and each as a “Director”). There is no specific provision in the Articles that speaks directly to a Director’s power to vote on a proposal, arrangement or contract in which the Director is materially interested. However, Article 28 of the Bank’s Articles provides, in governing remunerative relationships between the Bank and members of its Board of Directors, that: Subject to the provisions governing the legality of transactions between the Bank and members of its Board of Directors, all fees and remuneration paid to a member of the Board for whatever reason shall be considered legal and shall be borne by the Bank only if approved by a special resolution of the ordinary General Meeting.

      (b)   There is no specific provision in the Bank’s Articles with respect to the Directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body. However, pursuant to Greek Codified Law 2190/1920, Article 24, compensation to a company’s board members is to be paid out of the company’s net profits (after deductions for ordinary reserves and the amount required for distribution to shareholders of the first dividend declared for the relevant financial year, equal to at least 6% of the company’s paid-up share capital) and otherwise must be approved by a special resolution of the ordinary general meeting of its shareholders. The amount of compensation granted to a company’s board member, or members, may be reduced by a Greek court if an objection is raised by shareholders representing at least one-tenth of the company’s share capital and if the court finds such compensation to be “exorbitant.”

      Under Article 6 of the Bank’s Articles, the general meeting of the Bank’s shareholders (known as the “General Meeting”) may establish a plan for allocating the Bank’s shares to the Directors and employees of the Bank and associated companies in the form of stock purchase options. The General Meeting will designate, in particular, the maximum number of shares that may be issued and the price and allocation terms of the shares. The Board of Directors will have the power to arrange all other details not otherwise arranged by the General Meeting, such as the specific allocation of options to individuals, including Directors.

      (c)   The Bank’s Articles do not contain any provisions with respect to borrowing powers exercisable by the Bank’s Board of Directors, or how such borrowing powers can be varied.

      (d)   The Bank’s Articles do not contain any provision with respect to the retirement or non-retirement of Directors under an age limit requirement.

      (e)   The Bank’s Articles do not contain any provision with respect to the number of shares required for Director’s qualification.

      3.    (a) For a description of the dividend rights attaching to the Bank’s shares, see Item 8.A(8), “Financial Information — Consolidated Statements and Other Financial Information.” Once approved at a General Meeting, dividends must be paid to shareholders within two months of the date on which the Bank’s annual financial statements were approved. Dividends are forfeited to the Hellenic Republic if they are not claimed by shareholders within five years following December 31 of the year in which they were declared.

      (b)   Under Article 8 of the Bank’s Articles, all of the Bank’s shareholders have the right to participate in General Meetings, and the number of each shareholder’s votes at such meetings shall be equal to the number of his or her shares because each of the Bank’s shares entitles its holder to one vote.

      Pursuant to Article 19 of the Bank’s Articles, the Bank’s Directors are elected by the General Meeting, with each Director elected for a term of three years. There is no provision in the Bank’s Articles with respect to cumulative voting.

      (c)   Rights of the Bank’s shareholders to share in the Bank’s profits are defined by the Bank’s dividend policy. See, in this Item 10.B, 3(a), above.

      (d)   On a liquidation of the Bank, a General Meeting shall appoint three liquidators who shall, among other things, take an inventory of corporate assets, draw up and publish a balance sheet in the press and in the Greek Government Gazette and complete the Bank’s outstanding matters. Subsequently, the General Meeting shall approve the annual financial statements as well as the financial statements issued upon completion of the liquidation. Upon completion, the liquidators shall refund shareholders’ contributions and distribute the balance of the Bank’s liquidated property to the shareholders in proportion to their paid-up equity holdings.

      (e)   Not applicable.

      (f)   Not applicable.

      (g)   The Bank’s shareholders are not liable to further capital calls by the Bank. A two-thirds quorum and a two-thirds voting majority of the Bank’s shareholders would be required to approve any resolution concerning an increase in shareholders’ obligations. See Article 15(2) of the Bank’s Articles, which comprise Exhibit 1 to this Annual Report and are incorporated by reference from the Bank’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000.

      (h)   There are no provisions in the Bank’s Articles that discriminate against any existing or prospective holder of the Bank’s shares as a result of such shareholder owning a substantial number of the Bank’s shares. However, subject to EU regulations, new and significant holdings (concentrations) must be reported to the Greek Competition Commission according to Greek Law 703/1977, as amended by Greek Law 2296/1995, Greek Law 2323/1995, Greek Law 2741/1999 and Greek Law 2837/2000.

      4.    Decisions with respect to which the rights of the Bank’s shareholders may be changed — including decisions with respect to increases in the shareholders’ obligations, increases or decreases in the Bank’s share capital, changes in the method of distribution of the Bank’s profits and merger or dissolution of the Bank — are voted upon by the Bank’s shareholders at the General Meeting, in accordance with the provisions of Article 15(2) of the Bank’s Articles. The requisite quorum for such decisions is satisfied when shareholders owning two-thirds of the Bank’s paid-up share capital are present or represented. Decisions on such issues are reached by a two-thirds majority of the votes represented at the General Meeting, pursuant to Article 16(2). These conditions are not more significant than those required by Greek law.

      For example, pursuant to Article 5 of the Bank’s Articles, whenever the Bank’s share capital is increased (unless effected by contribution in kind) or a bond loan convertible into the Bank’s shares is issued, preference rights on the entire new share capital or bond loan are given to existing shareholders at the time of issue in proportion to the respective equity holdings of such shareholders at that time. Such preference rights may be limited or abolished, however, under Article 5(6) and pursuant to the procedures of Greek Codified Law 2190/20, Article 13, Paragraphs 6 and 7.

      In addition, pursuant to Greek Codified Law 2190/20, Article 13, the General Meeting may grant to the Board of Directors the power to increase the Bank’s share capital or to issue a bond loan. Such an increase in share capital may be up to the sum of capital which has been paid up at the date of the delegation of the power to the Board, and such an issuance of a bond loan may not exceed half of the sum of the share capital which has been paid up at such date.

      5.    The General Meeting of the Bank’s shareholders is to be held at least once a year, within six months after the end of the Bank’s financial year in order, among other things, to approve the annual financial statements and to discharge Board members and auditors from liability in respect of their tenure of office in the relevant year. Extraordinary General Meetings (referred to in this Annual Report as “EGMs”) may be convened by the Board in cases required by law or at other times when a meeting is deemed appropriate by the Board or pursuant to a request of holders of 5% or more of the paid-up share capital. Additionally, an adjourned General Meeting shall be a continuation of the previous meeting and shall not require repetition of the publication formalities regarding notice to shareholders.

      Pursuant to Greek law and the Bank’s Articles, in order to participate in the General Meeting, either in person or by proxy, shareholders holding dematerialized shares not posted in the Special Securities Account should have their shares blocked, in whole or part, through their Securities Account Operators, receive from them a “Certificate of Securities Blocking” issued by the CSD, and deposit the certificate with the head office and network branch of the Bank or the Bank’s Shareholders Department in Athens at least five days prior to the General Meeting date. Similarly, shareholders holding dematerialized shares posted in the Special Securities Account should have their shares blocked, in whole or in part, through a declaration to the CSD which consequently shall issue and deliver the “Certificate of Securities Blocking.” This certificate must be deposited at the head office and network branch of the Bank or the Bank’s Shareholders Department in Athens at least five days prior to the General Meeting date. By contrast, shareholders who have not dematerialized their shares should, at least five days prior to the General Meeting, deposit such shares with the head office and network branch of the Bank or with the Deposits and Loans Fund or with any banking société anonyme in Greece. Shareholders abroad, in particular, should deposit their shares with the local Bank branch or representative office or otherwise with another bank designated by the Board of Directors in convening the General Meeting. The relevant share deposits receipts should be delivered to the Bank within the same time limit.

      Shareholders who are legal entities should, at least five days prior to the General Meeting, deposit their legalization documents provided for by Greek law, unless such documents have already been deposited with the Bank. If such documents have already been deposited with the Bank, it is sufficient to mention in the proxy form where such documents have been delivered. In the event of voting by proxy, the relevant proxy documents should be delivered to the Bank at least five days prior to the General Meeting date. Legal entities may participate in the General Meeting, designating up to three persons as their representatives.

      Pursuant to Article 12(3) of the Bank’s Articles, shareholders that have not complied with the provisions above may take part in and vote at a General Meeting only upon permission of such General Meeting.

      The quorum requirement is met when shareholders representing at least 20% of the paid-up share capital are present or represented at the General Meeting or EGM. If this requirement is not met, a quorum is met by those represented at the adjourned meeting, regardless of the paid-up share represented. The simple majority required for all decisions of the General Meeting or an EGM is an absolute majority of votes represented at the meeting, i.e., over 50%.

      A two-thirds quorum and a two-thirds voting majority of the Bank’s shareholders may be required for resolutions concerning certain matters, as discussed above, in Item 10.B(4), and as set forth in Article 15(2) of the Bank’s Articles, included in Exhibit 1 to this Annual Report. The increased quorum requirement for meetings concerning such resolutions amounts to the number of shareholders representing two-thirds of the paid-up share capital of the Bank being present or represented at the first meeting, which drops to one-half and one-third of the share capital represented at the second and third adjourned meetings, respectively. The voting majority for such meetings is two-thirds of the votes represented at that meeting.

      6.    There are no discriminatory limitations on the rights to own the Bank’s shares or exercise voting rights with respect thereto.

      7.    There are no provisions in the Bank’s Articles that could delay, defer, or prevent a change in control of the Bank.

      8.    There is no specific provision in the Bank’s Articles that governs the ownership threshold above which shareholder ownership must be disclosed. However, under Greek law, shareholders seeking to acquire participations in the Bank’s shares, above certain thresholds, may be required to notify the Bank, the central bank and the ASE of their holdings and percentage of voting rights.

      9.    Not applicable.

      10.   The conditions imposed by the Bank’s Articles with respect to changes in the Bank’s share capital are discussed above, in Item 10.B(4), and are not more significant than those required by Greek law.

C.  Material Contracts

      We have no material contracts, other than contracts entered into in the ordinary course of business, for the past two financial years.

D.  Exchange Controls

      All forms of capital movement in Greece have been deregulated. Foreign investors may purchase securities listed on the ASE as well as government bonds and treasury bills. Repatriation of capital and dividends and any other income on securities is fully deregulated.

Custody of Depositary Receipts

      Depositary receipts may be placed in the custody of a bank, a securities company or a brokerage company, operating legally in Greece, as custodian on behalf of a shareholder. Banks and securities companies must issue a receipt to each shareholder for any securities in their custody.

E.  Taxation

      The following is a summary of certain material U.S. federal income tax consequences of the purchase, ownership and disposition of shares or ADRs by a U.S. Holder or Non-U.S. Holder in each case (as defined below) that first purchases shares or ADRs. For the purposes of this summary, a “U.S. Holder” is (i) an individual citizen of or resident in the United States, (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, (iv) a trust, if (x) a court within the United States is able to exercise primary supervision over its administration and (y) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. If a partnership holds shares or ADRs, the consequences to a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares or ADRs should consult its tax advisor regarding the associated tax consequences. A “non-U.S. Holder” is any beneficial owner of shares or ADRs that is not a U.S. Holder. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase shares or ADRs. In particular, this summary deals only with U.S. Holders that will hold shares or ADRs as capital assets and does not address the tax treatment of special classes of U.S. Holders, such as financial institutions, tax-exempt entities, insurance companies, persons holding shares or ADRs as part of a “straddle” or as part of a “synthetic security” or a hedging or conversion transaction, U.S. expatriates, persons subject to the alternative minimum tax, dealers in securities, persons that own (or are deemed to own for U.S. federal income tax purposes) 10% or more of the voting stock of the Bank, holders who hold shares or ADRs in connection with a trade, profession or vocation carried on in Greece (whether through a branch, agency or otherwise) and holders whose “functional currency” is not the U.S. dollar. This summary is based upon current U.S. federal income tax law, including the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, and the Convention Between the United States of America and the Kingdom of Greece (now the Hellenic Republic) for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, with effect from December 30, 1953, and U.S. Internal Revenue Service practice as in effect on the date hereof which is subject to change (possibly with retroactive effect), and in part upon representations of the depositary, and assumes that each obligation provided for in or otherwise contemplated by the American Depositary Receipts and any related agreement will be performed in accordance with their respective terms.

      Prospective purchasers should consult their own tax advisors as to the consequences under U.S. federal, estate, gift, state, local and applicable foreign tax laws of the acquisition, ownership and disposition of shares and ADRs.

      U.S. Holders of ADRs will be treated for U.S. federal income tax purposes as owners of the shares underlying the ADRs. Accordingly, except as noted, the U.S. federal income tax consequences discussed below apply equally to U.S. Holders of ADRs and shares.

      The U.S. Treasury Department has expressed concern that depositories for depository receipts, or other intermediaries between the Holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. Holders (as defined below) of such receipts or shares. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit and sourcing rules described below could be affected by future actions taken by the U.S. Treasury Department. Investors should consult their own tax advisors regarding actions that have been taken or may be taken by the U.S. Treasury Department that may affect their eligibility for U.S. foreign tax credits.

Dividends

      The Bank believes that under current Greek tax law no Greek withholding taxes will be imposed on the payment of dividends to U.S. Holders of shares or ADRs. As a result, the Bank will not withhold any amounts (in respect of Greek withholding taxes or otherwise) from the gross amount of any dividends paid to U.S. Holders of shares or ADRs. Greece has entered into a bilateral treaty with the United States for the avoidance of double taxation. However, there are no provisions of such treaty that are pertinent to the Greek withholding tax treatment of dividend payments made to U.S. Holders of shares or ADRs.

      The gross amount of any distributions paid by the Bank to a U.S. Holder that are actually or constructively received by the U.S. Holder will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of current or accumulated earnings and profits of the Bank, as determined for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends received deduction allowed to corporations. Subject to the discussion below under “— Passive Foreign Investment Company Status,” to the extent that an amount received by a U.S. Holder exceeds the allocable share of the Bank’s current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. Holder’s tax basis in his shares or ADRs and then, to the extent such distribution exceeds such U.S. Holder’s tax basis, it will be treated as capital gain.

      The Bank does not maintain its calculations of its earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend. The amount of any distribution of property other than cash will be the fair market value of that property on the date of the distribution.

      Under recently enacted U.S. legislation (the “new U.S. tax legislation”), certain dividends received by individual U.S. Holders after December 31, 2002, will be subject to a maximum income tax rate of 15%. This reduced income tax rate is only applicable to dividends paid by “qualified corporations” and only with respect to shares or ADRs held for a minimum holding period (generally, 61 days during the 120-day period beginning 60 days before the ex-dividend date). The Bank would expect to be considered a qualified corporation under the new U.S. tax legislation. Accordingly, dividends paid by the Bank to individual U.S. Holders on shares or ADRs held for the minimum holding period should be eligible for the reduced income tax rate. U.S. Holders are urged to consult their own advisors regarding the implications of the new U.S. tax legislation.

      The gross amount of dividends paid in euro (or any successor currency) will be included in the income of such U.S. Holder in a U.S. dollar amount calculated by reference to the spot exchange rate in effect on the day the dividends are received by the U.S. Holder (or, in the case of the ADRs, by The Bank of New York, in its capacity as depositary) regardless of whether the payment is in fact converted into dollars. If euro (or any successor currency) are converted into U.S. dollars on the date of the receipt, the U.S. Holder should, therefore, not be required to recognize any foreign currency gain or loss in respect of the receipt of euro as dividends. Dividends will generally constitute foreign source “passive income” or, in the case of certain U.S. Holders, “financial services income” for U.S. foreign tax credit purposes. Under the new U.S. tax legislation, the amount of the qualified dividend income paid by the Bank to a U.S. Holder that is subject to the reduced dividend income tax rate that is taken into account for purposes of calculating the U.S. Holder’s U.S. foreign tax credit limitation must be reduced by the “rate differential portion” of such dividend (which, assuming a U.S. Holder in the highest income tax bracket, would generally require a reduction of the dividend amount by approximately 57.14%). Each U.S. Holder should consult its own tax advisor regarding the implication of the new U.S. tax legislation on the calculation of U.S. foreign credits. A U.S. Holder will have a basis in any euro distributed equal to their

U.S. dollar value on the date they are received by the U.S. Holder (or, in the case of the ADRs, by The Bank of New York in its capacity as depositary). Any gain or loss recognized upon a subsequent disposition of euro will generally be ordinary income or loss.

      Subject to the discussion under “— U.S. Backup Withholding” below, a non-U.S. Holder of shares or ADRs generally will not be subject to U.S. federal income tax or withholding tax on dividends received on shares or ADRs unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

Sale or Exchange of Shares or ADRs

      Subject to the discussion below under “— Passive Foreign Investment Company Status,” gain or loss realized by a U.S. Holder on the sale or other disposition of shares or ADRs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in the shares and the amount realized on the disposition. Such gain or loss generally will be treated as long-term capital gain or loss if the shares have been held for more than one year. Capital gains of individuals derived from capital assets held for more than one year are eligible for reduced rates of taxation which may vary depending on the holding period for such assets. Any gain or loss realized will generally be treated as U.S. source, except that losses will be treated as foreign source to the extent the U.S. Holder received dividends that were includible in the financial services income basket during the 24 month period prior to the sale. As a result, a U.S. Holder generally may not use a foreign tax credit arising from Greek tax imposed on a disposition of shares to reduce its U.S. federal income tax liability in respect of gain. Such credit would only be usable to the extent that the U.S. Holder could appropriately apply the credit against its tax otherwise due on other income arising from foreign sources. Under Greek tax law, U.S. Holders who sell shares traded on the ASE will be subject to a 0.3% tax on the value of the shares sold. The Bank believes that this tax does not apply to sales of ADRs traded on the New York Stock Exchange.

      The ability of a U.S. Holder to utilise foreign taxes as a credit to offset U.S. taxes is subject to complex limitations and conditions. The consequences of such limitations and conditions will depend upon the nature and sources of each U.S. Holder’s income and the deductions allocable thereto. Alternatively, a U.S. Holder may elect to claim all foreign income taxes paid as a deduction in lieu of claiming a foreign tax credit. A deduction does not reduce U.S. federal income tax on a dollar-for-dollar basis like a tax credit, but the availability of the deduction is not subject to the same conditions and limitations applicable to foreign tax credits.

      When a U.S. Holder’s basis in the shares or ADRs includes any amount recognized under the passive foreign investment company rules (described below) and the U.S. Holder recognizes a loss on the transaction with respect to such amounts that exceeds certain specified thresholds, the U.S. Holder may be required to specifically disclose certain information with respect to the transaction on its tax return under recently issued tax disclosure regulations. U.S. Holders should consult their own tax advisors as to the applicability of these disclosure regulations.

      The surrender of ADRs in exchange for shares (or vice versa) will not be a taxable event for U.S. federal income tax purposes and U.S. Holders will not recognize any gain or loss upon such a surrender.

      If a U.S. Holder receives any foreign currency on the sale of shares, such Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of shares and the date the sale proceeds are converted into U.S. dollars.

      A non-U.S. Holder of shares or ADRs generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such shares or ADRs unless (i) such gain is effectively connected with the conduct by such non-U.S. Holder of a trade or business in the United States or (ii) in the case of any gain realized by an individual non-U.S. Holder, such Holder is present in the United States for 183 days or more in the taxable year of such sale and certain other conditions are met.

U.S. Information Reporting and Backup Withholding

      Non-corporate U.S. Holders may be subject to the information reporting requirements of the Code, as well as to backup withholding at a rate of 28% (which rate may be subject to future adjustment) on the payment of dividends on, and the proceeds received from the disposition of, shares or ADRs. Backup withholding may apply if a U.S. Holder (i) fails to furnish its taxpayer identification number, referred to in this Annual Report as a “TIN,” which, for an individual, would be his or her social security number; (ii) fails to provide certification of foreign or other exempt status; (iii) is notified by the IRS that he or she has failed properly to report payments of interest and dividends; (iv) under certain circumstances, fails to certify, under penalty of perjury, that he or she has furnished a correct TIN and has not been notified by the IRS that he or she is subject to backup withholding for failure to report interest and dividend payments; or (v) otherwise fails to comply with the applicable requirements of the backup withholding rules.

      U.S. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable. The amount withheld from a payment to a U.S. Holder under the backup withholding rules generally will be allowed as a credit against such Holder’s United States federal income tax liability and may entitle such Holder to a refund, provided that the required information is furnished to the IRS.

      Non-U.S. holders may have to comply with certification procedures to establish that they are not U.S. holders in order to avoid information reporting and backup withholding tax requirements.

Passive Foreign Investment Company Status

      The foregoing discussion of dividends and capital gains assumes that the Bank is not a passive foreign investment company, referred to in this Annual Report as a “PFIC,” for U.S. federal income tax purposes. Based upon (i) certain Treasury Regulations and (ii) the regulatory status of the Bank under local laws, its banking activities performed in the ordinary course of business (including lending, accepting deposits and depositing money in other banks), the proportion of its income derived from activities that are “bona fide” banking activities for U.S. federal income tax purposes and its securities activities performed in the ordinary course of business (including selling debt instruments to customers in a dealer capacity), the Bank believes that it was not a PFIC for 2002 (the latest period for which the determination can be made) and, based further on its present regulatory status under local laws, the present nature of its activities, and the present composition of its assets and sources of income, the Bank does not expect to be a PFIC for the current year or for any future years. However, because PFIC status is a factual determination made annually and because there are uncertainties in the application of the relevant rules, there can be no assurances that the Bank will not be considered to be a PFIC for any particular year.

      If for any year in which a U.S. Holder held shares or ADRs the Bank was a PFIC, the U.S. Holder would be subject to special rules with respect to (a) any gain realized on the sale or other disposition (including a pledge) of the shares or ADRs and (b) any “excess distribution” by the Bank to the U.S. Holder (generally, any distributions to the U.S. Holder in respect of the shares or ADRs during a single taxable year that aggregate more than 125% of the average annual distributions received by the U.S. Holder in respect of the shares or ADRs during the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the shares or ADRs). Under these rules, (i) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the shares or ADRs, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income, (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year and (iv) the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

      U.S. Holders can avoid the interest charge by making a mark to market election with respect to the ADRs and shares, provided that the shares are “marketable” within the meaning of U.S. Treasury Regulations. The shares will not be considered “marketable” for purposes of this election unless the exchange or market on which the shares are regularly traded is a qualified exchange or other market. Under U.S. Treasury Regulations, a foreign stock exchange, such as the ASE, may constitute a qualified exchange if it meets certain trading, listing, financial disclosure and other requirements set forth in the regulations. The mark to market election will remain in effect unless the IRS consents to revocation, or until the shares cease to be marketable. A U.S. Holder that makes a mark to market election generally would, subject to certain limitations, be required to take into account the difference, if any, between the fair market value and the adjusted tax basis of its ADRs or shares, at the end of a taxable year, as ordinary income (or, subject to certain limitations, ordinary loss) in calculating its income for such year. In the case of a mark to market election, gains from an actual sale or other disposition of the ADRs or shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the ADRs or shares will be treated as ordinary loss to the extent of any net mark to market gains for prior years.

      If the Bank were to agree to provide the necessary information, U.S. Holders could also avoid the interest charge imposed by the PFIC rules by making a qualified electing fund election (a “QEF election”), in which case the U.S. Holder generally would be required to include in income on a current basis its pro rata share of the ordinary income and net capital gains of the Bank. The Bank does not, however, expect to provide to U.S. Holders the information regarding this income that would be necessary in order for a U.S. Holder to make a QEF election with respect to the shares.

      Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC. If the shares or ADRs constitute equity interests in a PFIC, a U.S. Holder would be required to make an annual return on Internal Revenue Service Form 8621 regarding distributions received with respect to shares or ADRs and any gain realized on the disposition (including a pledge) of shares or ADRs.

      Prospective investors should consult their own tax advisors as to the potential application of the PFIC rules as well as the impact of any proposed legislation that could affect them.

      The information set out above is a summary only and U.S. and other taxation may change from time to time. Prospective investors should consult their professional advisors as to the consequences of the purchase, ownership and disposition of shares and ADRs including, in particular, the effects of the tax laws of any other jurisdiction.

F.  Dividends and Paying Agents

      Not applicable.

G.  Statements by Experts

      Not applicable.

H.  Documents on Display

      NBG has filed with the U.S. Securities and Exchange Commission a registration statement on Form F-1 (which, together with all amendments, exhibits and schedules thereto, is referred to as the “Registration Statement”) under the Securities Act, with respect to its ordinary shares offered in the United States. NBG is subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (known as the “Exchange Act”), applicable to foreign private issuers, and in accordance therewith, is required to file reports, including annual reports on Form 20-F, and other information with the Commission. The Registration Statement, including the exhibits and schedules thereto, its annual reports on Form 20-F, and reports and other information filed by NBG with the Commission may be obtained, upon written request, from The Bank of New York, as the depositary referred to under “Description of American Depositary Receipts,” at its Corporate Trust Office located at 101 Barclay Street, New York, New York 10286. Such reports and other information can be inspected without charge and copied at prescribed rates at the public reference facility maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 233 Broadway, New York, New York 10279 and the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material and any part thereof will also be available by mail from the Public Reference Section of the U.S. Securities and Exchange Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Also, certain reports and other information concerning NBG will be available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      NBG will furnish The Bank of New York, as depositary, with annual reports which will include a description of its business and annual audited consolidated financial statements prepared in accordance with U.S. GAAP. The Bank of New York has agreed that, upon receipt of such reports, it will promptly mail such reports to all record holders of ADRs. NBG will also furnish to The Bank of New York summaries in English or an English version of all notices of shareholders’ meetings and other reports and communications that are made generally available to shareholders of NBG. The Bank of New York has agreed that it will, to the extent permitted by law, arrange for the mailing of such documents to record holders of ADRs.

      NBG, as a foreign private issuer, is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders and NBG officers, directors and principal shareholders will be exempt from the “short-swing profits” reporting and liability provisions contained in Section 16 of the Exchange Act and the rules promulgated thereunder.

I.   Subsidiary Information

      Not applicable.

J.   Relationship with the Hellenic Republic

Shareholding

      The Hellenic Republic, through DEKA, owns approximately 12.2% of the issued share capital of the Bank; certain pension funds (most of whose boards of directors are appointed by the Hellenic Republic) own approximately 20.9% of the issued shares.

      Assuming the repurchase of all 16,016,749 shares from Hellenic Finance S.C.A. pursuant to the put option agreement, which is expected to be exercised on July 15, 2003, the total interest of the Hellenic Republic and state-related entities in the issued share capital of the Bank would be approximately 39.4%, assuming no other acquisitions or dispositions of shares by such party to that date.

      The remaining shares are held by institutional and retail investors in Greece and institutional investors internationally. See Item 3.D, “Risk Factors — The Hellenic Republic Is Our Principal Shareholder.”

Republic as Shareholder

      The Minister of Finance oversees the Hellenic Republic’s shareholding in the Bank. The central bank has overall governmental responsibility for the Greek banking sector, including responsibility for regulation of the Bank and other financial institutions. The Greek government recognizes the distinction between its role as shareholder and its role as regulator. See Item 4.A, “History and Development of the Company.”

      The Hellenic Republic exercises its rights as shareholder according to Greek corporate law, as applicable to the Bank. The Group cannot assure you, however, that political considerations will not affect the Bank’s operations in the future.

      The Bank’s Articles of Association allow decisions submitted for a vote to the shareholders to be determined by a majority of votes cast at a meeting of shareholders. As a result, the Hellenic Republic’s direct and indirect holdings of NBG’s shares are likely to allow the Hellenic Republic continued influence over decisions relating to matters submitted to shareholder vote, including election of the Governor and other members of the Bank’s Board of Directors, even though its direct and indirect holdings amount to less than a majority of the outstanding shares. As long as the Hellenic Republic retains effective control over such shares, it will have the power to nominate the Governor of the Bank and members of its board of directors for election. Historically, when a general election in Greece has resulted in a new government, the existing Governor and certain other members of senior management of the Bank have been replaced by persons selected by the new government. Accordingly, there can be no assurance that the current senior management of the Bank will continue to serve in their current capacities or that the initiatives and policies implemented by the current management of the Bank will not be discontinued by a new government.

Republic as Customer

      The Hellenic Republic, including state-related entities, is the largest customer of the Bank in terms of loans and deposits. At December 31, 2002, approximately 12.4% of the Bank’s outstanding gross loans were to the Hellenic Republic and state-related entities, and approximately 3.8% of the Bank’s deposits were from the Hellenic Republic and state-related entities. The commercial relationship between the Bank, the Hellenic Republic and other state-owned enterprises is conducted on a normal “arm’s length” basis. The Group’s senior management believes that the commercially-oriented strategy currently being implemented will continue for the foreseeable future.

ITEM 11     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

      We are subject to various types of interest rate risk which arise in the activities outlined below. Management characterizes these types as fixed interest rate risk, repricing (or gap) risk, and credit spread risk.

Principal activities

      We are the principal market maker in Greek government bonds, which are denominated in various major currencies in both the primary and the secondary markets. We carry a large inventory of Greek government bonds in our trading book in order to facilitate our market making activity and the distribution of Greek government bonds to retail and institutional investors in Greece and abroad.

      We are active in euro-denominated interest rate swaps and cross currency swaps. The majority of the euro interest rate risk of our swap portfolio is hedged by euro-denominated Greek government bonds and other fixed rate corporate bonds. The net interest rate exposure of the swap portfolio, taken together with its bond hedges, is minimal.

      We are also active in the interbank deposit market (denominated in euro and all other major currencies) as well as foreign exchange forward transactions with maturities up to a year. The net open positions carried are small compared with the deposit base in the respective currencies.

      We routinely enter into asset swaps of non-euro denominated debt issued by the Hellenic Republic for the purpose of servicing institutional clients.

Interest rate exposure management

      The principal source of interest rate risk exposure arises from Greek government bonds trading activity. We enter into futures contracts on medium-and long-term German government bonds in order to hedge our fixed interest rate exposure arising from our position in fixed-rate Greek government bonds. As a result of this hedging activity, our fixed rate exposure is converted into a credit spread exposure over the yield of medium- and long-term German government bonds. As a secondary means of hedging our trading portfolio of Greek government bonds, we also use the swap market to convert part of the fixed rate exposure to a floating rate exposure in order to reduce earnings volatility in periods of volatile interest rates. The derivatives business is subject primarily to credit risk, counterparty and Greek sovereign risk as it carries Greek government bonds as hedges to the swap portfolio. The money market business is geared towards lending the excess liquidity of the Bank for short maturities to the interbank market.

      The fixed interest rate risk due to the bond as well as the swaps portfolio, together with their hedged instruments, is monitored by converting the notional amount positions into constant maturity positions (i.e., ten-year equivalent positions). Furthermore, a breakdown of the fixed interest risk into maturing buckets is performed and a Value at Risk (VAR) report is produced daily taking into account the sum of all our trading positions in all currencies for the Treasuries of the Bank.

Repricing risk

      The floating rate portfolio of securities is matched primarily against the Bank’s deposit base. The portfolio of floating Greek government bonds reprices annually and is funded by the Bank’s retail deposit base with an average duration of one month. The difference of the volatility in short-term euro interest rates between one month and one year has been minimal.

Spread risk

      Spread and basis risk arises from the hedging of Greek government bonds with futures contracts on euro-denominated German government bonds, as well as with interest rate and cross currency swaps. Since the drachma joined the eurozone, the hedging of Greek government bonds with future contracts on German government bonds, results in a spread which exhibits a very low volatility. With respect to the hedging of Greek government bonds with interest rate and cross currency swaps, the fixed rate risk is converted into floating rate risk, as the floating feature of the related swaps is indexed to the European Interbank Offered Rate, commonly known as EURIBOR. Again this asset swap spread of the Greek sovereign debt is subject to very low volatility since the entry of the Greek drachma into the Eurozone.

      The Group also carries an inventory of foreign currency fixed and floating rate eurobonds issued by the Hellenic Republic, which behave in the same manner as the asset swap positions mentioned above.

Liquidity risk

      The Bank operates a network of 609 branches and sub-branches, and its domestic customer deposit base accounts for 33.2% of the Greek deposit and repo market (as at December 31, 2002). This provides us with sufficient euro and foreign currency liquidity to fund our operations and treasury positions. Strategically, we maintain a high proportion of liquid assets to enable us to service customer loans expeditiously as well as to take advantage of market opportunities.

Foreign exchange risk

      We trade in all major currencies against the euro. In the normal course of business, we hold short-term positions, which arise from and are used for servicing our institutional, corporate, domestic and international client base.

      Our strategy is to hold minimal open foreign exchange risk but at a level sufficient to service our client base. In this context, the non-euro denominated Eurobond positions mentioned above are funded by customer and interbank deposits in the respective currencies. Our open foreign exchange position is limited to the capital contributed to the overseas operations (branches and subsidiaries) with the associated foreign exchange risk. In addition, because our non-euro denominated expenses are largely offset by our non-euro denominated revenues, our foreign exchange risk is low.

      The Bank files standard foreign exchange position reports on a regular basis which enables the central bank to monitor its foreign exchange risk. Intraday limits and overnight position limits are set according to the guidelines of the Group’s Risk Management Council and monitored against actual positions by the Internal Audit Division.

Emerging markets risk

      We are present in Albania, the Former Yugoslav Republic of Macedonia, Romania, Bulgaria, Turkey, Serbia-Montenegro and Egypt, all of which are considered emerging markets.

      Our primary focus is to service our Greek corporate clients expanding their activities in these countries and provide them with a full range of services. In these markets, we have a local funding base (consisting of retail, corporate and interbank deposits) and invest in short-term domestic sovereign debt. We also place excess liquidity with local branches of international banks or the most creditworthy domestic financial institutions. Our strategy is to minimize open foreign exchange positions in these countries and to hold a largely matched interest rate exposure profile. Foreign exchange and interest rate positions arising from our presence in emerging markets are centrally monitored on a daily basis by our Treasury and Risk Management Divisions and measured against the corresponding limits and are reported to the local supervisory authorities, as required.

Sensitivity analysis

      We made certain assumptions in calculating fair values for presentation in the U.S. GAAP Financial Statements. These assumptions are stated in Note 36 to the U.S. GAAP Financial Statements and include the notion that assets and liabilities that reprice or mature within a relatively short period of time have a fair value that approximates their carrying amount. However, for the purposes of the sensitivity analysis below, we included assets and liabilities that mature or reprice within a relatively short period of time and calculated the effect on the fair value of all positions. The effect that financial instruments, which reprice frequently or have short periods to maturity, had on the revised fair values was immaterial.

Interest rate sensitivity analysis

      We have performed a sensitivity analysis that estimated the impact that a change in interest rates would have on the fair value of financial instruments held as at December 31, 2002. In light of the declining trend of key interest rates (e.g. USD), the rate change interval applied for measuring interest rate sensitivity in year 2002 has been adjusted from ± 150 bps and ± 100 bps to ± 100 bps and ± 50 bps so that the applicable interest rate is not negative after the adjustment. The analysis below was performed based on the following assumptions:

Balance sheet items (except Derivative financial instruments)

•	All balance sheet items have been revalued assuming both a 1% and a 1.5% for 2001 and a 0.5% and a 1% for 2002 (i.e., 50, 100 and 150 basis points) increase and both a 1% and a 1.5% for 2001 and a 0.5% and a 1% for 2002 (i.e., 50, 100 and 150 basis points) decrease in interest rates across the maturity ladder (i.e. “parallel shift of the yield curve”). For 2001 and 2002, in the negative shifts (i.e. -100, -150 basis points and -100, -50 basis points respectively), the JPY rates were not changed because JPY rates were less than 100 basis points.

•	The interest rate basis used for short-term instruments maturing or repricing within one year varied depending upon the currency in which the instrument is denominated. For example, for instruments denominated in euro, EURIBOR was used; for instruments denominated in currencies that are not fixed to the euro, the London Interbank Offered Rate, commonly referred to as “LIBOR” was used.

•	The bond yield curves were used as the basis for valuing instruments with maturities or repricing intervals of over one year. The yield curves were adjusted uniformly to the changes in interest rates. Future loan cashflows were discounted using the interest rates implied by the bond yield curves, increased by 1.5% (150 basis points) which represents a uniform credit spread that management believes to be representative of the average spread applicable to the relevant loan accounts.

•	All other variables, such as foreign currency exchange rates, were held constant.

Derivative financial instruments

•	All derivative financial instruments have been revalued assuming both a 1% and a 1.5% for 2001 and a 0.5% and a 1% for 2002 (i.e., 50, 100 and 150 basis points) increase and both a 1% and a 1.5% for 2001 and a 0.5% and a 1% for 2002 (50, 100 and 150 basis points) decrease in interest rates across the maturity ladder, (i.e., “parallel shift of the yield curve.”). For 2001 and 2002, in the negative shifts (i.e., -100, -150 basis points and -100, -50 basis points respectively), the JPY rates were not changed because JPY rates are less than 100 basis points.

•	The interest rate basis used for short-term instruments maturing or repricing within one year varied depending upon the currency in which the instrument is denominated. For example, for derivative instruments denominated in euro, EURIBOR was used; for derivative instruments denominated in currencies that are not fixed to the euro, LIBOR was used.

•	The swap yield curves were used as the basis for valuing derivative instruments with over one year to maturity or repricing. The yield curves were adjusted parallel to the changes in interest rates.

•	All other variables, such as foreign currency exchange rates, were held constant.

	December 31, 2002		Market Value Change		Market Value Change

	Carrying
	Amount	Fair value	+100bps	-100bps	+50bps	-50bps

	(EUR in thousands)
Assets
Obligatory deposits with central bank	203,036	203,036	(48)	48	(24)	24
Federal funds sold and securities purchased under agreements to resell	4,744,943	4,744,943	(8,535)	8,535	(4,267)	4,267
Interest bearing deposits with banks	5,486,932	5,486,932	(5,037)	5,035	(2,518)	2,518
Money market investments	125,448	125,448	(371)	371	(185)	185
Debt and equity trading assets	15,278,098	15,278,098	(540,967)	572,894	(275,065)	281,454
Derivative assets	75,625	75,625	(12,284)	12,749	(6,249)	6,448
Available-for-sale securities at fair value	3,843,962	3,843,962	(34,800)	25,617	(17,789)	12,540
Loans	19,620,180	20,808,883	(133,104)	129,781	(66,128)	65,298
Other assets	2,926,242	2,926,242	(721)	721	(360)	360

Total interest rate sensitive assets	52,304,466	53,493,169	(735,867)	755,751	(372,585)	373,094

Liabilities
Deposits	40,288,833	40,959,914	47,786	(47,195)	23,817	(23,670)
Central bank borrowings	6,804	6,804	4	(4)	2	(2)
Federal funds purchased and securities sold under agreements to repurchase	8,278,892	8,278,892	24,316	(24,082)	12,129	(12,070)
Other borrowed funds	236,458	236,458	1,752	(1,740)	875	(872)
Derivative liabilities	471,938	471,938	468,253	(484,343)	238,364	(237,934)
Long term debt	813,947	812,620	4,061	(3,973)	2,019	(1,997)

Total interest rate sensitive liabilities	50,096,872	50,766,626	546,172	(561,337)	277,206	(276,545)

Total interest rate balance sheet sensitivity			(189,695)	194,414	(95,379)	96,549

	December 31, 2002		Market Value Change		Market Value Change

	Notional
	Value	Fair value	+100bps	-100bps	+50bps	-50bps

	(EUR in thousands)
Derivatives
Interest rate swaps	5,684,673	(204,200)	110,049	(117,821)	55,979	(57,959)
Cross currency interest rate swaps	649,136	(52,214)	16,098	914	8,255	633
Foreign exchange swaps	4,213,859	(10,241)	52	(196)	26	(105)
Financial futures	6,562,173	(133,151)	330,113	(354,309)	167,952	(173,998)
Outright foreign exchange forwards	861,801	(392)	(1)	49	—	—
Options	240,616	3,906	(342)	(231)	(97)	(57)

Total interest rate derivatives sensitivity			455,969	(471,594)	232,115	(231,486)

	December 31, 2001		Market Value Change		Market Value Change

	Carrying
	Amount	Fair value	+100bps	-100bps	+150bps	-150bps

	(EUR in thousands)
Assets
Obligatory deposits with central bank	851,819	851,819	(285)	285	(428)	428
Federal funds sold and securities purchased under agreements to resell	2,121,388	2,121,388	(1,538)	1,538	(2,304)	2,304
Interest bearing deposits with banks	7,550,807	7,550,807	(10,858)	10,858	(16,288)	16,285
Money market investments	179,984	179,984	(610)	610	(916)	916
Debt and equity trading assets	15,372,091	15,372,091	(429,365)	461,852	(632,361)	706,671
Derivative assets	166,912	166,912	262,216	(282,967)	385,869	(433,150)
Available-for-sale securities at fair value	3,494,516	3,494,516	(99,304)	94,653	(150,762)	140,299
Loans	19,331,638	19,420,508	(111,712)	109,426	(168,452)	163,310

Total interest rate sensitive assets	49,069,155	49,158,025	(391,456)	396,255	(585,642)	597,063

Liabilities
Deposits	41,318,265	41,325,167	48,989	(48,452)	73,690	(72,484)
Central bank borrowings	70,526	70,526	211	(208)	320	(308)
Federal funds purchased and securities sold under agreements to repurchase	6,387,482	6,387,482	11,469	(11,137)	17,332	(16,587)
Other borrowed funds	114,292	114,292	983	(971)	1,476	(1,456)
Derivative liabilities	274,065	274,065	106,641	(91,900)	157,083	(140,332)
Long term debt	265,327	265,327	3,419	(3,252)	5,197	(4,819)

Total interest rate sensitive liabilities	48,429,957	48,436,859	171,712	(155,920)	255,098	(235,986)

Total interest rate balance sheet sensitivity			(219,744)	240,335	(330,544)	361,077

	December 31, 2001		Market Value Change		Market Value Change

	Notional
	Value	Fair value	+100bps	-100bps	+150bps	-150bps

	(EUR in thousands)
Derivatives
Interest rate swaps	2,749,734	(65,717)	90,738	(97,150)	133,825	(148,346)
Cross currency interest rate swaps	793,849	(78,060)	20,555	590	30,113	895
Foreign exchange swaps	7,893,541	(3,296)	35	299	53	446
Financial futures	4,328,652	58,541	257,535	(278,665)	378,973	(426,562)
Outright foreign exchange forwards	709,021	3,762	(6)	59	(12)	85

Total interest rate derivatives sensitivity			368,857	(374,867)	542,952	(573,482)

      The market value change of our debt and equity trading assets in a 100 bps parallel shift of the yield curve has gone up from €429.4 million (upward shift) and €461.9 million (downward shift) in 2001 to €541.0 million (upward shift) and €572.9 million (downward shift) in 2002 reflecting increased volumes of trading assets as well as higher levels of interest rate risk. As regards the latter, it is indicative that the market value change as a percentage of the fair value has increased from 2.79% to 3.54% (upward 100 bps shift) and from 3.00% to 3.75% (downward 100 bps shift), in 2001 and 2002 respectively. Both indicate a higher interest rate risk which is attributable to a relatively higher component of fixed rate Greek government bonds as a result of the gradual restructuring of the Greek public debt, from floating rate to fixed rate, by the Greek state, as well as a higher component of corporate debt securities.

      The market value change of our available-for-sale securities in a 100 bps parallel shift of the yield curve has decreased from €99.3 million (upward shift) and €94.7 million (downward shift) in 2001 to €34.8 million (upward shift) and €25.6 million (downward shift) in 2002, respectively. This was due to an increase in the volume of our available-for-sale securities, mainly Greek government bonds.

      The market value change of our loan portfolio in a 100 bps parallel shift of the yield curve has increased from €111.7 million (upward shift) and €109.4 million (downward shift) in 2001 to €133.1 million (upward shift) and €129.8 million (downward shift) in 2002, reflecting the increase of our loan portfolio as well as the increase of fixed rate loans (mainly mortgage loans) as a percentage of total loans.

      On the liabilities side, the market value change of our deposits in a 100 bps parallel shift of the yield curve decreased from €49.0 million (upward shift) and €48.5 million (downward shift) in 2001 to €47.8 million (upward shift) and €47.2 million (downward shift) in 2002, reflecting mainly the increase in the volume of our deposits.

      The market value change of our derivative asset portfolio in a 100 bps parallel shift of the yield curve has decreased from €262.2 million (upward shift) and €283.0 million (downward shift) in 2001 to €12.3 million (upward shift) and €12.7 million (downward shift) in 2002. This is primarily attributable to an increase in both the volume and term structure of our interest rate swaps and financial futures.

      The market value change of our derivative liability portfolio in a 100 bps parallel shift of the yield curve has increased from €106.6 million (upward shift) and €91.9 million (downward shift) in 2001 to €468.3 million (upward shift) and €484.3 million (downward shift) in 2002. This is primarily attributable to an increase in both the volume and term structure of our interest rate swaps and financial futures.

Foreign currency exchange sensitivity analysis

      We deal in several currencies. However, no single currency could have a significant effect on the fair value of our financial instruments if it changed significantly compared to the euro. Hence, a sensitivity analysis has been performed to show the effects that a simultaneous change of all currencies against the euro would have on our financial position.

      The foreign currency exchange sensitivity analysis below was performed based on the following assumptions:

Balance sheet items

•	For the fiscal year ended December 31, 2001 and 2002 all balance sheet items have been revalued assuming a 10% increase and a 10% decrease in the value of all currencies other than the euro and those currencies that are denominations of the euro against the euro.

•	All other variables, such as interest rates, were held constant.

	December 31, 2002		Market Value Change

	Carrying
	amount	Fair value	+10%	-10%

	(EUR in thousands)
Assets
Cash and due from banks	764,512	764,512	28,889	(23,636)
Obligatory deposits with central bank	203,036	203,036	7,676	(6,280)
Federal funds sold and securities purchased under agreements to resell	4,744,943	4,744,943	1,576	(1,289)
Interest bearing deposits with banks	5,486,932	5,486,932	291,391	(238,411)
Money market investments	125,448	125,448	10,135	(8,292)
Debt and equity trading assets	15,278,098	15,278,098	212,679	(174,010)
Derivative assets	75,625	75,625	(18,899)	18,899
Available-for-sale, at fair value	3,843,962	3,843,962	216,514	(177,148)
Net loans	19,620,180	20,808,883	489,570	(400,557)
Customers’ liability on acceptances	1,572	1,572	173	(142)

Total foreign exchange sensitive assets	50,144,308	51,333,011	1,239,704	(1,010,866)

	December 31, 2002		Market Value Change

	Carrying
	amount	Fair value	+10%	-10%

	(EUR in thousands)
Liabilities
Deposits	40,288,833	40,959,914	(1,120,803)	917,020
Central bank borrowings	6,804	6,804	—	—
Federal funds purchased and securities sold under agreements to repurchase	8,278,892	8,278,892	(85,711)	70,127
Other borrowed funds	236,458	236,458	(23,056)	18,864
Derivative liabilities	471,938	471,938	(32,018)	32,018
Acceptances outstanding	1,572	1,572	(173)	142
Long-term debt	813,947	812,620	(806)	659

Total foreign exchange sensitive liabilities	50,098,444	50,768,198	(1,262,567)	1,038,830

Total foreign exchange balance sheet sensitivity	45,864	564,813	(22,863)	27,964

	December 31, 2002		Market Value Change

	Notional
	Value	Fair value	+10%	-10%

	(EUR in thousands)
Derivatives
Interest rate swaps	5,684,673	(204,200)	(11,238)	11,238
Cross currency interest rate swaps	649,136	(52,214)	(28,357)	28,357
Foreign exchange swaps	4,213,859	(10,241)	(6,594)	6,594
Financial futures	6,562,173	(133,151)	(2,001)	2,001
Outright foreign exchange forwards	861,801	(392)	(2,679)	2,679
Options	240,616	3,906	(48)	48
Forward rate agreements	195,356	(21)	—	—

Total foreign exchange derivatives sensitivity			(50,917)	50,917

	December 31, 2001		Market Value Change

	Carrying
	amount	Fair value	+10%	-10%

	(EUR in thousands)
Assets
Cash and due from banks	1,296,306	1,296,306	59,821	(48,944)
Obligatory deposits with central bank	851,819	851,819	8,309	(6,798)
Federal funds sold and securities purchased under agreements to resell	2,121,388	2,121,388	490	(401)
Interest bearing deposits with banks	7,550,807	7,550,807	226,858	(185,611)
Money market investments	179,984	179,984	7,655	(6,263)
Debt and equity trading assets	15,372,091	15,372,091	168,398	(137,780)
Derivative assets	166,912	166,912	26,941	(24,948)
Available-for-sale, at fair value	3,494,516	3,494,516	199,475	(163,207)
Net loans	19,331,638	19,420,508	540,198	(441,980)
Customers’ liability on acceptances	1,078	1,078	120	(98)

Total foreign exchange sensitive assets	50,366,539	50,455,409	1,238,265	(1,016,030)

	December 31, 2001		Market Value Change

	Carrying
	amount	Fair value	+10%	-10%

	(EUR in thousands)
Liabilities
Deposits	41,318,265	41,325,167	(1,234,774)	1,010,269
Central bank borrowings	70,526	70,526	(409)	335
Federal funds purchased and securities sold under agreements to repurchase	6,387,482	6,387,482	(45,479)	37,210
Other borrowed funds	114,292	114,292	(6,382)	5,222
Derivative liabilities	274,065	274,065	(13,182)	14,158
Acceptances outstanding	1,078	1,078	(120)	98
Long-term debt	265,327	265,327	(24,851)	20,333

Total foreign exchange sensitive liabilities	48,431,035	48,437,937	(1,325,197)	1,087,625

Total foreign exchange balance sheet sensitivity	1,935,504	2,017,472	(86,932)	71,595

	December 31, 2001		Market Value Change

	Notional
	Value	Fair value	+10%	-10%

	(EUR in thousands)
Derivatives
Interest rate swaps	2,749,734	(65,717)	(1,731)	1,415
Cross currency interest rate swaps	793,849	(78,060)	(5,033)	5,444
Foreign exchange swaps	7,893,541	(3,296)	12,775	(11,134)
Financial futures	4,328,652	58,541	(2,791)	2,283
Outright foreign exchange forwards	709,021	3,762	9,940	(8,132)
Options	293,702	704	599	(666)

Total foreign exchange derivatives sensitivity			13,759	(10,790)

ITEM 12     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

PART II

ITEM 13     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      Not applicable.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	On April 26, 2001, the Bank’s shareholders voted at a Repeat General Meeting of Shareholders to approve resolutions to express the nominal value of the Bank’s shares and the Bank’s share capital in euro as well as drachma, to repurchase from DEKA and cancel 6,461,096 shares of the Bank and to increase the nominal value of the Bank’s shares from GRD 1,450 or €4.26 to GRD 1,533.75 or €4.50. These resolutions received the requisite ratification of the Greek Ministry of Development on May 23, 2001. On the same day, the Bank’s Board of Directors certified the increase of the share capital and the Bank’s Articles of Association were amended. The Bank’s share began trading with its new nominal value on the ASE on May 28, 2001.

On May 9, 2002, the Bank’s shareholders voted at a Repeat General Meeting of Shareholders to approve resolutions to express the nominal value of the Bank’s shares and the Bank’s share capital in euro only.

On November 20, 2002, the Bank’s share capital was increased by €17,057,403 resulting from the contribution of €8,086,472.32 in connection with the merger by absorption of ETEBA, the Bank’s investment banking subsidiary in Greece, and from the capitalization of €8,970,930.68 of the share premium reserve of the Bank so that the nominal value of the Bank’s shares following the ETEBA merger would remain €4.50.

On May 9, 2003, the annual shareholders’ meeting approved the increase in the Bank’s share capital by €104,341,945.50 through capitalization of reserves, and the issuance of 23,187,099 new bonus shares to be distributed to the Bank’s shareholders in proportion of one new share for every ten shares held as of the record date, May 30, 2003. Following the issuance of the bonus shares, the Bank’s share capital is €1,147,761,382.50, represented by 255,058,085 fully-paid shares, nominal value €4.50 per share.

B.	Not applicable.

C.	Not applicable.

D.	Not applicable.

E.	Use of Proceeds

      To date, we have applied all of the proceeds of the Bank’s offer and listing pursuant to its Registration Statements on Form F-1, (file no. 333-10914, as amended, and file no. 333-11038) which became effective on October 18, 1999 and October 21, 1999, respectively. That offering commenced on October 4, 1999 and closing took place on October 25, 1999. The offering did not terminate before all of the Bank’s registered shares were sold.

      We received proceeds from the offering amounting to approximately U.S.$36,809,125, net of underwriting discounts and commissions. We have used those proceeds in the following manner: (1) to fund expansion abroad, particularly in the Balkans, (2) to continue to upgrade our existing information technology systems and (3) to purchase certain buildings and equipment.

ITEM 15     CONTROLS AND PROCEDURES

      Within the 90 days prior to the filing date of this annual report, we performed an evaluation, under the supervision and with the participation of our management, including our Governor and Chief Financial Officer, of the effectiveness and design and operation of our disclosure controls and procedures. Based upon that evaluation, the Governor and Chief Financial Officer concluded that our disclosure controls and procedures are effective in ensuring that material financial and non-financial information required to be disclosed in this annual report is recorded, processed, summarized and reported in a timely manner. Since the date of the evaluation, there have been no significant changes in our internal controls or in other factors that could significantly affect the controls. Therefore, no corrective actions were taken.

      For details of the audit committee please see Item 6.C, “Board Practices.”

ITEM 16A     AUDIT COMMITTEE FINANCIAL EXPERT

      Not applicable.

ITEM 16B     CODE OF ETHICS

      The Bank has historically had in place canons of ethical conduct which are applicable to all of its employees. We are currently in the process of producing a Code of Ethics that will cover all Group companies and will be aligned with the Group’s current operations. This process is expected to be completed within the year.

ITEM 16C     PRINCIPAL ACCOUNTANT FEES AND SERVICES

      Not applicable.

PART III

ITEM 17     FINANCIAL STATEMENTS

      Please see Item 18.

ITEM 18     FINANCIAL STATEMENTS

National Bank of Greece S.A. and Subsidiaries

Consolidated Financial Statements as of December 31, 2001 and 2002 and for the Years Ended

December 31, 2000, 2001 and 2002 and
Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of the

National Bank of Greece S.A. and subsidiaries
Athens, Greece

      We have audited the accompanying consolidated balance sheets of National Bank of Greece S.A. and subsidiaries (the “Group”) as of December 31, 2001 and 2002 and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Bank of Greece S.A. and subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Notes 3 and 11 to the consolidated financial statements, effective January 1, 2001, National Bank of Greece S.A. and subsidiaries changed its method of accounting for derivative instruments and hedging activities to conform to Statement of Financial Accounting Standards No. 133.

      Our audits also comprehended the translation of the EUR amounts into U.S. dollar amounts and, in our opinion; such translation has been made in conformity with the basis stated in Note 2. Such US dollar amounts are presented solely for the convenience of the readers in the United States.

Deloitte & Touche Hadjipavlou Sofianos & Cambanis S.A.

Athens, Greece

June 20, 2003

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		Year ended December 31,

	Note	2001	2002	2002

				(U.S.$ in
		(EUR in	(EUR in	thousands)
		thousands)	thousands)	(Note 2)
ASSETS
Cash and due from banks	5	1,296,306	764,512	899,525
Obligatory deposits with central bank	6	851,819	203,036	238,892
Federal funds sold and securities purchased under agreements to resell	7	2,121,388	4,744,943	5,582,900
Interest bearing deposits with banks	8	7,550,807	5,486,932	6,455,924
Money market investments	9	179,984	125,448	147,602
Trading assets (includes EUR 5,910,398 thousand and EUR 2,569,903 thousand in 2001 and 2002 respectively, pledged as collateral)	10	15,372,091	15,278,098	17,976,210
Derivative assets	11	166,912	75,625	88,980
Securities:
Available-for-sale, at fair value	12	3,494,516	3,843,962	4,522,806
Equity method investments	13	267,950	269,140	316,670
Loans	14	20,346,565	20,631,325	24,274,817
Less: Allowance for loan losses		(1,014,927)	(1,011,145)	(1,189,713)

Net loans		19,331,638	19,620,180	23,085,104

Goodwill	15	349,382	412,133	484,916
Software and other intangibles		45,789	63,159	74,313
Premises and equipment, net	16	607,695	626,063	736,626
Customers’ liability on acceptances		1,078	1,572	1,850
Accrued interest receivable		828,223	805,172	947,365
Other assets	17	2,475,087	2,926,242	3,443,016

TOTAL ASSETS		54,940,665	55,246,217	65,002,699

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest bearing deposits	19	37,547,055	36,727,347	43,213,396
Non-interest bearing deposits	19	3,771,210	3,561,486	4,190,445

Total deposits		41,318,265	40,288,833	47,403,841
Central bank borrowings	20	70,526	6,804	8,006
Federal funds purchased and securities sold under agreements to repurchase	21	6,387,482	8,278,892	9,740,944
Derivative liabilities	11	274,065	471,938	555,282
Other borrowed funds	22	114,292	236,458	278,216
Acceptances outstanding		1,078	1,572	1,850
Accounts payable, accrued expenses and other liabilities	23	3,757,813	2,529,798	2,976,561
Insurance reserves	24	1,100,036	1,152,375	1,355,884
Long-term debt	25	265,327	813,947	957,690

Total liabilities		53,288,884	53,780,617	63,278,274

Minority interests		293,950	228,437	268,779
SHAREHOLDERS EQUITY:
Common stock, par value EUR 4.5 in 2001 and EUR 4.5 in 2002 (shares authorised, issued and outstanding:
228,080,452 and 231,870,986 at 2001 and 2002 respectively)		1,026,362	1,043,419	1,227,687
Additional paid-in capital	33	368,555	408,058	480,121
Accumulated surplus		420,144	296,129	348,425
Accumulated other comprehensive loss	39	(31,851)	(89,408)	(105,197)
Treasury stock, at cost (11,320,277 and 11,411,727 shares at 2001 and 2002 respectively)		(425,379)	(421,035)	(495,390)

Total shareholders’ equity		1,357,831	1,237,163	1,455,646

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		54,940,665	55,246,217	65,002,699

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

		Year ended December 31,

	Note	2000	2001	2002	2002

		(EUR in	(EUR in	(EUR in	(U.S.$ in
		thousands)	thousands)	thousands)	thousands)
					(Note 2)
Interest Income:
Loans		1,322,652	1,220,270	1,154,660	1,358,573
Securities available-for-sale		194,952	171,203	167,315	196,863
Securities held-to-maturity		186,171	—	—	—
Trading assets		943,172	689,027	756,576	890,187
Federal funds sold and securities purchased under agreements to resell		17,271	27,843	70,668	83,148
Interest-bearing deposits with banks		616,207	475,857	240,158	282,570
Other		91,463	37,110	27,321	32,146

Total interest income		3,371,888	2,621,310	2,416,698	2,843,487
Interest Expense:
Deposits		2,044,243	1,209,218	923,640	1,086,755
Federal funds purchased and securities sold under agreements to repurchase	21	344,339	149,561	211,724	249,114
Other borrowed funds	22	17,694	9,148	5,654	6,652
Long-term debt	25	19,639	14,934	22,481	26,451
Other		16,674	10,252	11,524	13,560

Total interest expense		2,442,589	1,393,113	1,175,023	1,382,532

Net interest income before provision for loan losses		929,299	1,228,197	1,241,675	1,460,955
Provision for loan losses	14	(107,348)	(170,786)	(143,391)	(168,714)

Net interest income after provision for loan losses		821,951	1,057,411	1,098,284	1,292,241
Non-Interest Income:
Profit on disposal and partial disposal of subsidiary undertakings		87,799	5,313	—	—
Profit on disposal of equity investments		—	—	2,280	2,682
Credit card fees		37,407	46,756	57,400	67,537
Service charges on deposit accounts		16,328	24,423	36,198	42,591
Other fees and commissions		345,318	305,884	286,627	337,245
Net trading profit / (loss)		255,288	(138,348)	(227,443)	(267,609)
Net realized gains on sales of available-for-sale securities	12	41,709	12,353	7,085	8,336
Equity in earnings or (losses) of investees	13	599	(1,086)	5,787	6,809
Other	28	711,592	801,679	797,338	938,148

Total non-interest income		1,496,040	1,056,974	965,272	1,135,739
Non-interest Expense:
Salaries		523,252	555,024	563,152	662,605
Employee benefits		231,402	265,890	324,562	381,879
Occupancy expenses		41,125	46,908	44,757	52,661
Equipment expenses		17,168	20,977	22,153	26,065
Depreciation of premises and equipment		60,215	67,897	80,261	94,435
Amortization of intangible assets		62,462	62,580	42,017	49,437
Loss on permanent diminution in the value of available-for-sale securities		—	—	35,537	41,813
Deposit insurance premium		9,327	9,221	10,613	12,487
Other	29	797,146	874,134	959,130	1,128,513

Total non-interest expense		1,742,097	1,902,631	2,082,182	2,449,895

Income before income tax expense, minority interests, extraordinary items and effect of accounting change		575,894	211,754	(18,626)	(21,915)
Income tax expense	30	(320,822)	(115,087)	(15,037)	(17,693)
Minority interests, net of tax		117,719	79,260	64,431	75,810

Income before extraordinary item and effect of accounting change		372,791	175,927	30,768	36,202

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME —(Continued)

		Year ended December 31,

	Note	2000	2001		2002		2002

							(U.S.$ in
		(EUR in	(EUR in		(EUR in		thousands)
		thousands)	thousands)		thousands)		(Note 2)
Extraordinary item (less applicable income tax of EUR 61,115 thousand in 2002 and minority interests of EUR 17,395 thousand in 2002)		—		—		96,105	113,077
Change in accounting principle, net of taxes (Adoption of SFAS..133)		—		29,047		—	—

NET INCOME		372,791		204,974		126,873	149,279

Other comprehensive income, net of tax:
Foreign currency translation adjustments (net of tax expense/(benefit) of: EUR 1,746 thousand in 2000, EUR (8,417) thousand in 2001 and EUR 12,757 thousand in 2002)	39	3,243		15,630		(23,691)	(27,875)
Net unrealized holding losses on available-for-sale securities:
Net unrealized gains/(losses) during the period (net of tax (benefit)/expense of: EUR (23,621) thousand in 2000, EUR 517 thousand in 2001 and EUR 23,878 thousand in 2002)		(86,955)		2,201		(52,455)	(61,719)
Less: reclassification adjustment for net gains included in net income (net of tax expense/ (benefit) of: EUR 25,074 thousand in 2000, EUR (4,295) thousand in 2001 and EUR (2,575) thousand in 2002)		(16,634)		(8,062)		(4,510)	(5,306)
Reclassification adjustment for impairment of available-for-sale securities (net of tax of EUR 12,438 thousand in 2002)		—		—		23,099	27,178

Subtotal	39	(103,589)		(5,861)		(33,866)	(39,847)

COMPREHENSIVE INCOME		272,445		214,743		69,316	81,557

EARNINGS PER SHARE
Basic	34	EUR 1.57	EUR	0.87	EUR	0.53	USD 0.62
Diluted	34	EUR 1.57	EUR	0.87	EUR	0.53	USD 0.62
EARNINGS PER SHARE (BEFORE EXTRAORDINARY ITEMS AND EFFECT OF ACCOUNTING CHANGE)
Basic	34	EUR 1.57	EUR	0.74	EUR	0.13	USD 0.15
Diluted	34	EUR 1.57	EUR	0.74	EUR	0.13	USD 0.15
CASH DIVIDENDS DECLARED PER SHARE		EUR 1.17	EUR	1.09	EUR	1.10	USD 1.29

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Year ended December 31,

		2000	2001	2002	2002
	Note
		(EUR in			(U.S.$ in
		thousands)	(EUR in	(EUR in	thousands)
			thousands)	thousands)	(Note 2)
Common Stock:
Balance at beginning of year (162,914,608 shares, 234,541,548 shares and 228,080,452 shares at 2000, 2001 and 2002 respectively)		693,251	998,049	1,026,362	1,207,618
Issuance for shares to acquire 100% interest in ETEBA (3,790,534 shares in 2002)		—	—	8,086	9,514
Capitalization of Additional Paid-In Capital		—	24,590	8,971	10,555
Capitalization of Accumulated Surplus		—	31,216	—	—
Conversion of mandatorily convertible bonds (6,461,096 shares in 2000 and 6,461,100 shares in 2001)	26	27,495	29,074	—	—
Cancellation of mandatorily convertible stock arising from the conversion of mandatorily convertible bonds (6,461,100 shares in 2001)	26	—	(29,074)	—	—
Treasury Stock cancelled (6,461,096 shares in 2001)		—	(27,493)	—	—
New Issuance of stock (65,165,844 shares during 2000)		277,303	—	—	—

Balance at end of year (234,541,548 shares, 228,080,452 shares and 231,870,986 shares at 2000, 2001 and 2002 respectively)		998,049	1,026,362	1,043,419	1,227,687

Additional Paid-in Capital:
Balance at beginning of year		956,023	609,341	368,555	433,642
Treasury Stock cancelled (6,461,096 shares in 2001)		—	(229,881)	—	—
Conversion of mandatorily convertible bonds (6,461,096 shares in 2000 and 6,461,100 shares in 2001)	26	32,475	30,897	—	—
Cancellation of mandatorily convertible stock arising from the conversion of mandatorily convertible bonds (6,461,100 shares in 2001)	26	—	(30,897)	—	—
Capitalization of additional paid-in capital		(277,300)	(24,590)	(8,971)	(10,555)
Profit on sales of treasury stock (net of tax)		80,531	3,821	(4,861)	(5,719)
Treasury stock dividends paid to subsidiaries		9,635	9,864	10,249	12,058
Repurchase of mandatorily convertible bonds		(192,023)	—	—	—
Issuance of shares to acquire 100% interest in ETEBA		—	—	43,086	50,695

Balance at end of year		609,341	368,555	408,058	480,121

Accumulated Surplus:
Balance at beginning of year		304,914	494,048	420,144	494,341
Net income		372,791	204,974	126,873	149,279
Dividends		(183,657)	(247,662)	(250,888)	(295,195)
Capitalization of Accumulated Surplus		—	(31,216)	—	—

Balance at end of year		494,048	420,144	296,129	348,425

Accumulated Other Comprehensive Income:
Balance at beginning of year		58,726	(41,620)	(31,851)	(37,476)
Net change in fair value of securities available-for-sale		(103,589)	(5,861)	(33,866)	(39,846)
Foreign currency translation adjustments		3,243	15,630	(23,691)	(27,875)

Balance at end of year		(41,620)	(31,851)	(89,408)	(105,197)

Treasury Stock, at Cost:
Balance at beginning of year (9,506,509 shares, 17,979,639 shares and 11,320,277 shares at 2000, 2001 and 2002 respectively)		(301,115)	(692,428)	(425,379)	(500,501)
Acquisition of treasury stock through the acquisition of ETEBA (96,982 shares)		—	—	(2,923)	(3,439)
Sale of treasury stock (9,351,878 shares, 838,098 shares and 303,080 shares during 2000, 2001 and 2002 respectively)		268,857	30,428	11,653	13,711
Purchase of treasury stock (17,825,008 shares, 639,832 shares and 297,548 shares during 2000, 2001 and 2002 respectively)		(660,170)	(20,752)	(4,386)	(5,161)
Conversion of treasury convertible bonds (6,461,100 shares in 2001)		—	(59,971)	—	—
Cancellation of treasury stock arising from the conversion of treasury convertible bonds (6,461,100 shares in 2001)		—	59,971	—	—
Treasury Stock cancelled (6,461,096 shares in 2001)		—	257,373	—	—

Balance at end of year (17,979,639 shares, 11,320,277 shares and 11,411,727 shares at 2000, 2001 and 2002 respectively)		(692,428)	(425,379)	(421,035)	(495,390)

Total Shareholders’ Equity		1,367,390	1,357,831	1,237,163	1,455,646

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2000	2001	2002	2002

				(U.S.$ in
	(EUR in	(EUR in	(EUR in	thousands)
	thousands)	thousands)	thousands)	(Note 2)
Cash flows from Operating Activities:
Net Income	372,791	204,974	126,873	149,279
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for loan losses	107,348	170,786	143,391	168,714
Net gain on sale of premises and equipment	(16,642)	59,105	4,648	5,469
Net realized gains on sales of available-for-sale securities	(41,709)	(12,353)	(7,085)	(8,336)
Equity in earnings or losses of equity method investees	(599)	1,086	(5,787)	(6,809)
Depreciation	60,215	67,897	80,261	94,435
Amortization of intangibles	62,462	62,580	42,017	49,437
Provision for deferred income taxes	75,845	(131,129)	(164,495)	(193,545)
Profit on disposal of equity investments	—	—	(2,280)	(2,682)
Changes in assets and liabilities
Deposits with central bank	1,159,287	3,584,282	648,783	763,358
Trading assets and derivative instruments	1,765,465	(1,779,533)	296,664	349,055
Accrued interest receivable	90,477	(3,745)	23,051	27,122
Other assets	(48,264)	(731,068)	(378,112)	(444,887)
Accounts payable and accrued expenses	282,327	749,521	(1,283,115)	(1,509,713)
Insurance reserves	42,580	34,961	52,339	61,582

Cash flows (used in)/ provided by operating activities	3,911,583	2,277,364	(422,847)	(497,521)
Cash Flows from Investing Activities:
Activities in available-for-sale securities:
Purchases	(2,288,927)	(1,517,905)	(2,149,089)	(2,528,618)
Sales proceeds	1,962,955	270,374	1,138,963	1,340,104
Maturities, prepayments and calls	319,137	686,401	694,085	816,661
Activities in held-to-maturity securities:
Maturities	882,301	—	—	—
Purchases	(528,657)	—	—	—
Purchases of premises and equipment	(111,677)	(228,722)	(117,005)	(137,668)
Proceeds from sales of real estate owned	41,391	62,674	26,107	30,717
Net proceeds from disposals, acquisitions and dividends received from equity investments	(1,271)	(716)	6,877	8,091
Acquisition of and increase of controlling interest in subsidiary companies	(354,870)	(28,214)	—	—
Net cash acquired with the subsidiary companies	114,867	—	—	—
Net cash provided by (used in):
Loan origination and principal collections	(2,830,090)	(2,958,556)	(431,933)	(508,212)
Federal funds sold and securities purchased under agreements to resell	(1,625,312)	(346,852)	(2,623,555)	(3,086,875)
Interest bearing deposits in banks	(1,790,694)	(2,004,443)	2,063,875	2,428,355
Deposits in money market accounts	36,182	(49,955)	54,536	64,167

Cash flows (used in) investing activities	(6,174,665)	(6,115,914)	(1,337,139)	(1,573,278)
Cash flows from Financing Activities:
Proceeds from issuance of long-term debt	24,320	39,164	761,298	895,743
Principal repayments and retirements of long-term debt	(15,862)	(47,457)	(210,245)	(247,374)
Treasury stock purchased	(660,170)	(20,752)	(4,386)	(5,161)
Purchase of mandatorily convertible bond	(251,994)	—	—	—
Proceeds from sales of treasury stock	378,979	36,306	4,175	4,912
Other, net	9,635	9,864	10,249	12,059
Dividends paid	(183,657)	(247,662)	(250,888)	(295,195)
Net cash provided by (used in):
Deposits	128,505	2,578,642	(1,029,432)	(1,211,229)
Central bank borrowings	(207,602)	(9,490)	(63,722)	(74,975)
Federal funds purchased and securities sold under agreements to repurchase	2,609,222	1,561,109	1,891,410	2,225,433
Other borrowings	(84,672)	(34,673)	122,166	143,740

Cash flows provided by financing activities	1,746,704	3,865,051	1,230,625	1,447,953

Effect of exchange rate change on cash and cash equivalents	(13,101)	28,569	(2,433)	(2,863)
Net (decrease)/increase in cash and cash equivalents	(529,479)	55,070	(531,794)	(625,709)
Cash and cash equivalents at beginning of year	1,770,715	1,241,236	1,296,306	1,525,234

Cash and cash equivalent at end of year	1,241,236	1,296,306	764,512	899,525

Supplemental Disclosure of Cash Flow Information
Cash paid for:
Income taxes	298,227	308,613	242,906	285,803
Interest	2,923,290	2,069,391	1,613,904	1,898,919
Supplemental schedule of non cash investing and financing activities
Conversion of mandatorily convertible bond	59,971	—	—	—
Transfer of securities from the held-to-maturity to trading portfolio	5,006,632	—	—	—
Issuance of common stock to effect the capitalization of statutory reserves	277,303	24,590	8,971	10,555
Transfer of securities from the trading to the available-for-sale portfolio	—	—	90,608	106,609

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	ORGANIZATION

      The National Bank of Greece S.A. was incorporated in the Hellenic Republic in 1841. The National Bank of Greece S.A. and subsidiaries (the “Group”) is involved in diversified financial services activities including retail and commercial banking, global investment management, investment banking, insurance, investment activities and securities trading. The Group operates primarily in Greece, but also has operations in Europe, North America, South and North Africa.

NOTE 2:	REPORTING CURRENCY AND TRANSLATION INTO US DOLLARS

      Financial statements for the Group for the year ended December 31, 2002, are expressed in EUR. Greece adopted the EUR as its national currency on January 1, 2001, at which time the drachma ceased to exist as a separate legal currency. On January 1, 2002, EUR notes and coins were introduced in the EMU countries and on March 1, 2002, drachmas (and all other national denominations of the EUR) ceased to be legal tender and were entirely replaced by EUR notes and coins. The translation of EUR amounts into US dollar amounts is presented solely for the convenience of the reader and should not be construed as representations that the amounts stated in EUR have been or could have been or could be now or at any time in the future converted into US dollars at this or any other rate of exchange. The exchange rate used for the purpose of this disclosure is the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs by the Federal Reserve Bank of New York on May 31, 2003 which was EUR 0.8499 to US $1.00 (EUR 0.9536 to US $1.00 on December 31, 2002).

NOTE 3:     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The following is a summary of the significant accounting policies followed by the Group in preparing these financial statements.

      Principles of Consolidation — The consolidated financial statements of the Group include the accounts of National Bank of Greece S.A. (the “Bank”) and its direct and indirect subsidiaries. All intercompany accounts and transactions are eliminated on consolidation.

      Basis of Presentation — The accounting records of the Group have been maintained in accordance with the provisions of the Greek Company Law, the Greek Banking Chart of Accounts, the Greek Books and Records Code and the Bank of Greece regulations (collectively, “Greek GAAP”), except for foreign subsidiaries which maintain their accounting records in accordance with the legislation and regulations of the country in which they operate. Necessary adjustments have been made, for financial reporting purposes, in order to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

      Foreign Currency Translation — Assets, liabilities and operations of foreign branches and subsidiaries are recorded based on the functional currency of each entity. For the majority of the foreign operations, the functional currency is the local currency, in which case the assets, liabilities and equity are translated, for consolidation purposes, from the local currency to the reporting currency, the EUR at current exchange rates. The resulting gains or losses are reported as a component of other comprehensive income within shareholders’ equity on a net-of-tax basis. Transactions executed in other than local currencies are first translated into the local reporting currency and any related currency exchange adjustments are included in income prior to any translation.

      Statement of Cash Flows — For purposes of the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption “cash and due from banks”.

      Securities — Debt securities are classified based on management’s intention on the date of purchase. Debt securities which management has the positive intent and ability to hold-to-maturity are classified as held-to-maturity and reported at amortized cost. Securities that are bought and held principally for the purpose of resale in the near term are classified as trading instruments and are stated at fair value with unrealized gains and losses

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

included in net trading profit/ (loss). All other debt securities are classified as available-for-sale and carried at fair value with net unrealized gains and losses included in accumulated other comprehensive income on net-of-tax basis.

      Interest and dividends on securities, including amortization of premiums and accretion of discounts, are included in interest income.

      Individual held-to-maturity and available-for-sale securities with declines to their fair values below their cost that are other than temporary are written down to their fair value on an individual security basis. The related write-downs are included in earnings as realized losses. Gains and losses on the sale of available-for-sale securities are recorded on trade date and are calculated using the average cost method.

      Trading Instruments — Financial instruments utilized in trading activities are stated at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair values are estimated based on dealer quotes, pricing models, discounted cash flow analysis or quoted prices for instruments with similar characteristics. Realized and unrealized gains and losses are recognized in net trading profit/ (loss).

      Equity Method Investments — Equity investments in which the Group exercises significant influence but does not control, are recorded at cost and the carrying amount of the investments is adjusted to recognize the Group’s share of the earnings or losses of investees after the date of acquisition. The amount of the adjustment, after elimination of any intercompany gains and losses and impairment of goodwill (if any), is included in the determination of the Group’s net income. Dividends received by the Group from its equity method investments reduce the carrying amount of those investments.

      Loans — Loans are included at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans or unamortized premiums or discounts on purchased loans. Interest income is accrued on the unpaid principal balance. Discounts and premiums are amortized to income using the interest rate method. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment to yield of the related loans. There are no loans that have been originated and which are intended for sale in the secondary market.

      Non-accruing Loans — The accrual of interest on commercial loans is discontinued at the time the loan is 180 days delinquent unless the credit is well secured and in process of collection. Residential real estate loans are typically placed on non-accrual at the time the loan is 180 days delinquent. Credit card loans, other unsecured personal credit lines and certain consumer finance loans are typically placed on non-accrual basis no later than the date upon which they become 100 days delinquent. In all cases, loans must be placed on non-accrual or written-off at an earlier date, if collection of principal or interest is considered doubtful.

      All interest accrued but not collected for loans that are placed on non-accrual or written-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are reasonably assured of repayment within a reasonable time frame and when the borrower has demonstrated payment performance of cash or equivalents for a minimum of six months.

      Allowance for Loan Losses — The allowance for loan losses is management’s estimate of probable incurred loan losses in the lending portfolios. Additions to the allowance for loan losses are made by charges to the provision for loan losses. Credit exposures deemed to be uncollectible are charged against the allowance for loan losses. Recoveries of previously charged off amounts are credited to the allowance for loan losses. The Group performs periodic and systematic detailed reviews of its lending portfolios to identify inherent risks and to assess the overall collectibility of those portfolios. The allowance on certain homogeneous loan portfolios, which generally consist of consumer and mortgage loans, is based on aggregated portfolio segment evaluations generally by loan type. Loss forecast models are utilized for these segments which consider a variety of factors including, but not limited to, historical loss experience, anticipated defaults or foreclosures based on portfolio

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

trends, delinquencies and credit scores, and expected loss factors by loan type. The remaining loan portfolios are reviewed on an individual loan basis. Loans subject to individual reviews are analyzed and segregated by risk according to the Group’s internal risk rating scale. These risk classifications, in conjunction with an analysis of historical loss experience, current economic conditions and performance trends within specific portfolio segments, and any other pertinent information (including individual valuations on non-performing loans in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” (SFAS 114)) result in the estimation of specific and coefficient method allowances for loan losses. If necessary, an allowance for loan losses is established for individual impaired loans. A loan is considered impaired when, based on current information and events, it is probable that the Group will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the agreement. Once a loan has been identified as individually impaired, management measures impairment in accordance with SFAS 114. Individually impaired loans are measured based on the present value of payments expected to be received, or for loans that are solely dependent on the collateral for repayment, the estimated fair value of the collateral. If the recorded investment in impaired loans exceeds the measure of estimated fair value, a specific allowance is established as a component of the allowance for loan losses.

      Due to the subjectivity involved in the determination of the unassigned portion of the allowance for loan losses, the relationship of the unassigned component to the total allowance for loan losses may fluctuate from period to period. Management evaluates the adequacy of the allowance for loan losses based on the combined total of the assigned and unassigned components.

      Foreclosed Assets — Foreclosed assets, which are included in other assets, include properties acquired through foreclosure in full or partial satisfaction of the related loan.

      Foreclosed assets initially are recorded at the lower of cost or fair value, net of estimated selling costs. After foreclosure, management periodically performs valuations and the assets are carried at fair value, less estimated costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other expenses.

      Goodwill and Other Intangibles — Net assets of companies acquired in purchase transactions are recorded at fair value at the date of acquisition, as such, the historical cost basis of individual assets and liabilities are adjusted to reflect their fair value. Identified intangibles are amortized on an accelerated or straight-line basis over the period benefited. Goodwill is not amortized but is reviewed for potential impairment at least on an annual basis at the reporting unit level. The impairment test is performed in two phases. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit’s goodwill (as defined in SFAS 142) with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. In 2002, goodwill was tested for impairment and the charge was not significant.

      Other intangible assets are evaluated for impairment if events and circumstances indicate a possible impairment. Such evaluation of other intangible assets is based on undiscounted cash flow projections. At December 31, 2002, intangible assets included in the consolidated balance sheet consist primarily of software that is amortized using an estimated range of anticipated lives of 3 to 5 years.

      Income Taxes — Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws applicable in the respective jurisdiction.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Premises and Equipment — Tangible fixed assets including buildings are stated at cost less accumulated depreciation, except for land, which is stated at cost. Depreciation is provided on a straight-line or accelerated depreciation basis over the estimated useful lives of individual assets and classes of assets. Maintenance, repairs and minor alterations are expensed as incurred.

      Long-lived assets that are held or that are to be disposed of are evaluated periodically for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment is calculated as the difference between the expected undiscounted future cash flows of a long-lived asset, if lower, and its carrying value. In event of impairment, the Group recognizes a loss for the difference between the carrying amount and the estimated value of the asset as measured using a discounted cash flow analysis. The impairment loss is reflected in non-interest expense.

      Insurance Operations — Insurance includes both general and life insurance underwriting operations. Income and expenses from these operations are included in other non-interest income and expenses. Premium income from general insurance policies, which are short in duration, is recognized over the life of the policy. Income and costs on policies, which relate to subsequent periods are deferred and recognized in the period to which they relate. Claims relating to general insurance policies (property-casualty policies), which are short in duration, are recognized as and when these become known based on the information available. These estimates are revised periodically. Provisions are made for claims incurred but not recorded. Premium revenues from life insurance policies are recognized as revenue as and when they become due from policyholders. Liabilities for expected costs related to the life insurance policies are accrued over the current and expected renewal periods of the contracts. The present value of estimated future policy benefits payable, less the present value of estimated future net premiums to be collected, are accrued as premium revenues are recognized. Variable costs incurred in the acquisition of such policies are capitalized and expensed proportionately with the recognition of premium revenues.

      Derivatives and Hedging Activities — All derivatives are recognized on the balance sheet at fair value. For exchange-traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealer quotes, pricing models, discounted cash flow analysis or quoted prices for instruments with similar characteristics. The Group designates a derivative as held for trading or hedging purposes when it enters into a derivative contract. Derivatives designated as held for trading activities are included in derivative assets or liabilities with changes in fair value reflected in net trading profit/ (loss).

      The Group uses its derivatives designated for hedging activities as fair value hedges. The Group primarily manages interest rate and foreign currency exchange rate sensitivity through the use of derivatives. Fair value hedges are used to limit the Group’s exposure to changes in the fair value of its interest-bearing assets or liabilities that are due to interest rate volatility. Changes in the fair value of derivatives designated for fair value hedging activities that are highly effective as hedges along with the change in the fair value of the hedged item attributable to the hedged risk are recorded in earnings. A highly effective hedging relationship is one in which the Group achieves offsetting changes in fair value between 80 percent and 120 percent for the risk being hedged. Hedge ineffectiveness and gains and losses on the excluded component of a derivative in assessing hedge effectiveness are recorded in earnings.

      The Group occasionally purchases or issues financial instruments containing embedded derivatives. The embedded derivative is separated from the host contract and carried at fair value if the economic characteristics of the derivative are not clearly and closely related to the economic characteristics of the host contract. To the extent that the Group cannot reliably identify and measure the embedded derivative, the entire contract is carried at fair value on the balance sheet with changes in fair value reflected in earnings.

      The Group formally documents at inception all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedge transactions. Additionally, the Group assesses at the hedge’s inception and quarterly thereafter whether the derivative used in

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

its hedging transaction is expected to be or has been highly effective in offsetting changes in the fair value of the hedged items. The Group discontinues hedge accounting when it is determined that a derivative is not expected to be or has ceased to be highly effective as a hedge.

      Resale and Repurchase Agreements — The Group enters into purchases of securities under agreements to resell (“resale agreements”) and sales of securities under agreements to repurchase (“repurchase agreements”) of substantially identical securities. Resale agreements and repurchase agreements are generally accounted for as secured lending and secured borrowing transactions, respectively.

      The amounts advanced under resale agreements and the amounts borrowed under repurchase agreements are carried on the balance sheet at the amount advanced or borrowed plus accrued interest. The Group makes use of securities purchased under resale agreements. The market value of these securities is monitored and the level of collateral is accordingly adjusted.

      Treasury Stock — The Group parent company’s common stock, owned by Group entities, is considered as treasury stock and is recorded at cost. Gains and losses on disposal of treasury stock are recorded in equity.

      Earnings per Share — For the purpose of the earnings per share calculations, shares owned by entities within the Group are not included in the calculations of the denominators.

      Use of Estimates — The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by management are discussed in the notes as applicable.

      Recently Issued Accounting Pronouncements — Statement of Financial Accounting Standards (“SFAS”) No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity” establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. Management is currently evaluating the impact of this new rule on the financial statements and does not anticipate the adoption of this pronouncement will have a material impact on the Group’s results of operations or financial condition.

      In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation 46 “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (FIN 46). FIN 46 (the interpretation) provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. FIN 46 is effective immediately for VIEs created after January 31, 2003 and is effective beginning in the third quarter of 2003 for VIEs created prior to the issuance of the interpretation. Management is currently evaluating the impact of this new rule on the financial statements and does not anticipate the adoption of this pronouncement will have a material impact on the Group’s results of operations or financial condition.

      SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of SFAS 123, Accounting for Stock-Based Compensation,” was adopted by the Group on January 1, 2003. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SFAS 123, to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported result. The Group had no stock options outstanding prior to the adoption date of SFAS 148 and as such the adoption of this pronouncement will not have a material impact on the Group’s operations.

      FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees,” (FIN 45) was issued in November 2002. FIN 45 requires that a liability be recognized at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee. The accounting provisions of FIN 45 were effective for certain guarantees issued or modified after December 31, 2002. Management is currently evaluating the impact of this new rule on the financial statements and does not anticipate the adoption of this pronouncement will have a material impact on the Group’s results of operations or financial condition.

      On April 30, 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” and is effective for hedging relationships entered into or modified after June 30, 2003. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. Management is currently evaluating the impact of this new rule on the financial statements and does not anticipate the adoption of this pronouncement will have a material impact on the Group’s results of operations or financial condition.

      In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS 142 became effective for the Group on January 1, 2002 and primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. SFAS 142 requires that goodwill be recorded at the reporting unit level. The Group defines reporting units as an operating segment or one level below. The Group has evaluated the lives of intangible assets as required by SFAS 142 and no change was made regarding lives upon adoption. SFAS 142 prohibits the amortization of goodwill but requires that it be tested for impairment at least annually at the reporting unit level. Goodwill was tested for impairment and the charge was not significant.

      SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities — Deferral of Effective Date of Financial Accounting Standards Board Statement No. 133”, and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB Statement No. 133”, was adopted by the Group on January 1, 2001. The impact of adopting SFAS 133 to net income was a net-of-tax gain of EUR 29,047 thousand. The adjustment to other comprehensive income did not have a material effect on the Group’s financial position.

NOTE 4:     MERGERS, ACQUISITIONS AND DISPOSAL

      On April 5, 2000, the Bank completed the acquisition of 65% of the common stock of Stopanska Banka a.d., a commercial bank located in the Former Yugoslav Republic of Macedonia with 97 branches and sub-branches. The acquisition was accounted for under the purchase method. The cost of acquiring Stopanska Banka, following a post acquisition due diligence, was DEM 69.1 million (EUR 35.33 million) and goodwill relating to the acquisition amounted to EUR 12,350 thousand.

      On July 15, 2000, the Bank completed the acquisition of 89.9% of the common stock of United Bulgarian Bank (“UBB”), a commercial bank located in Bulgaria with 146 branches and sub-branches. The acquisition was accounted for under the purchase method. The cost of acquiring UBB was EUR 211,434 thousand and goodwill relating to the acquisition amounted to EUR 92,323 thousand.

      During 2000, the Group reduced its holding in the consolidated subsidiaries Astir Palace Vouliagmenis S.A. from 100% to 78.8%, Protipos Ktimatiki from 100% to 71.4%, Ektenepol Constructions from 100% to 71.3%

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and Dionisos from 100% to 71.4%, respectively. As a result of these transactions, the Group recognized a gain on partial disposal of subsidiaries amounting to EUR 87,800 thousand.

      On May 8, 2002, Atlantic Bank of New York, a wholly owned subsidiary of the Bank, acquired Yonkers Financial Corporation (“Yonkers”) in a cash transaction. Upon completion of the acquisition, the operations of Yonkers merged into Atlantic Bank of New York. The acquisition was treated as a purchase in accordance with the provision of SFAS 141. The cost of acquiring Yonkers was US$67,300 thousand (EUR 64,175 thousand) and goodwill relating to the acquisition amounted to US$32,680 thousand (EUR 31,162 thousand).

      On December 20, 2002 the Bank acquired 25.3% of the common stock of National Investment Bank for Industrial Development S.A. (“ETEBA”), a Group company, thus increasing its holding to 100%. The acquisition, which was effected through the issuance of common stock, was accounted for under the purchase method. The cost of acquiring ETEBA was EUR 50,955 thousand and goodwill relating to the acquisition amounted to EUR 35,827 thousand. Upon completion of the acquisition, the operations of ETEBA merged into the Bank.

      On December 05, 2002 the Bank merged its operations with its 100% subsidiary BNG France.

NOTE 5:     CASH AND DUE FROM BANKS

      Cash and due from banks at December 31, comprised:

	2001	2002

	(EUR in thousands)
Current accounts with banks	186,564	112,932
Cash and similar items	1,036,163	607,044
Current account with central bank	66,161	43,153
Deposits accounts	7	1,051
Other	7,411	332

	1,296,306	764,512

      The Bank is required to maintain a current account with the Bank of Greece, which is the central bank of Greece (“central bank”), to facilitate interbank transactions with the central bank, its member banks, and other financial institutions through the Trans-European Automated Real-Time Gross Settlement Express Transfer system (TARGET).

NOTE 6:     OBLIGATORY DEPOSITS WITH CENTRAL BANK

      The central bank is the primary regulator of depository institutions in Greece. The central bank requires all banks established in Greece to maintain deposits with the central bank equal to 2% of total customer deposits as these are defined by the European Central Bank (“ECB”). As of January 1, 2001 these deposits bear interest at the refinancing rate as set through auctions held by the ECB (3.06% at December 31, 2002). During 2000, Commercial banks were also obliged to redeposit 60% of non-Eurozone currency deposits while the remaining 40% could be freely administered. These deposits were gradually released and finally made available for free administration by March 27, 2002.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 7:	FEDERAL FUNDS SOLD AND SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

      Federal funds sold and securities purchased under agreements to resell at December 31, comprised:

	2001	2002

	(EUR in thousands)
Federal funds sold	—	4,768
Securities purchased under agreements to resell	2,121,388	4,740,175

	2,121,388	4,744,943

      The Group enters into purchases of securities under agreements to resell substantially identical securities. These agreements are classified as financing arrangements. Agreements with third parties specify the Group’s rights to request collateral, in addition to that which it makes use, based on its monitoring of the fair value of the underlying securities on a daily basis.

NOTE 8:	INTEREST BEARING DEPOSITS WITH BANKS

      Interest bearing deposits with banks at December 31, comprised:

	2001	2002

	(EUR in thousands)
Placements with central bank (in EUR, other than obligatory deposits)	1,014,003	—
Placements in EUR	3,989,400	2,824,144
Placements in other currencies	2,547,404	2,662,788

	7,550,807	5,486,932

Maturity analysis:
Up to 3 months	5,829,475	5,277,871
From 3 months to 1 year	1,719,962	201,533
Over 1 year	1,370	7,528

	7,550,807	5,486,932

NOTE 9:     MONEY MARKET INVESTMENTS

      Money market investments at December 31, comprised:

	2001	2002

	(EUR in thousands)
Greek treasury bills	111,093	47,134
Foreign treasury bills	39,727	67,273
Commercial paper	17,790	11,041
Other	11,374	—

Total	179,984	125,448

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 10:     TRADING ASSETS

      Fair value of debt and equity assets held for trading purposes at December 31, comprised:

	2001	2002

	(EUR in thousands)
Greek government bonds	12,681,367	12,921,289
Certificates of deposit, banker’s acceptances and commercial paper	292,519	145,766
Debt securities issued by other governments and public entities	66,453	147,975
Debt securities issued by foreign financial institutions	562,717	640,172
Debt securities issued by Greek financial institutions incorporated in Greece	67,146	44,488
Corporate debt securities issued by companies incorporated in Greece	320,907	340,254
Corporate debt securities issued by foreign companies	912,830	905,106
Equity securities issued by companies incorporated in Greece	294,018	127,986
Equity securities issued by foreign companies	5,729	4,442
Other	168,405	620

Total	15,372,091	15,278,098

      Net unrealized gains/ (losses) on trading instruments (debt, equity and derivatives) of EUR (175,334) thousand and EUR (498,175) thousand were included in earnings during 2001 and 2002, respectively.

      On July 1, 2000, the Group reclassified its entire held-to-maturity portfolio into the trading portfolio. The amortized cost of the securities transferred amounted to EUR 5,006,632 thousand (EUR 5,032,848 thousand in 1999 and EUR 5,006,216 thousand in 1998 respectively). The unrealized gain on the date of transfer amounted to EUR 179,965 thousand (EUR 132,863 thousand in 1999 and EUR 179,076 thousand in 1998 respectively) and is included under net trading profit/ loss.

      The management of the Bank has decided not to classify any bonds as held-to-maturity for a minimum period of 2 years, ending June 30, 2002.

NOTE 11:     DERIVATIVES

      The Group designates a derivative as held for trading or hedging purposes when it enters into a derivative contract. Derivatives utilized by the Group include interest rate, cross currency interest rate and foreign exchange swaps, financial futures, outright foreign exchange forwards, credit derivatives, forward rate agreements and option contracts.

      Interest-rate swap transactions generally involve the exchange of fixed and floating-rate interest payment obligations over a prescribed period of time without the exchange of the underlying principle amounts. Cross currency interest rate swaps generally involve the exchange of both interest and principal amounts in two different currencies over a prescribed period of time. Foreign exchange swaps involve the exchange through simultaneous spot and forward foreign exchange transactions of principle amounts in two different currencies. Financial future contracts are contracts in which the buyer agrees to purchase and the seller agrees to make delivery of a specific financial instrument at a predetermined price of yield. Outright foreign exchange forward contracts are agreements to exchange at a specified future date, currencies of different countries at a specified rate. Credit derivatives are contractual agreements that provide insurance against a credit event of one or more referenced credits. The nature of the credit event is established by the buyer and the seller at the inception of the transaction, and such events include bankruptcy, insolvency and failure to meet payment obligations when due. The buyer of credit derivatives pays a period fee in return for a contingent payment by the seller (insurer) following a credit event. An option contract is an agreement that conveys to the purchaser the right, but not the obligation, to buy or

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

sell a quantity of a financial instrument, index, or currency at a predetermined rate or price during a period or at a time in the future. Option agreements can be transacted on organized exchanges or directly between parties.

CREDIT RISK ASSOCIATED WITH DERIVATIVE ACTIVITIES

      Credit risk associated with derivatives is measured as the net replacement cost should the counterparties with contracts in a gain position to the Group completely fail to perform under the terms of those contracts and any collateral underlying the contracts proves to be of no value. In managing credit risk associated with its derivative activities, the Group deals primarily with commercial banks, broker-dealers and corporations. In addition, the Group reduces credit risk by obtaining collateral where appropriate. Required collateral levels vary depending on the credit risk rating and the type of counterparty. Generally, the Group accepts collateral in the form of cash and other marketable securities.

      A portion of the derivative activity involves exchange-traded instruments. Exchange-traded instruments conform to standard terms and are subject to policies set by the exchange involved, including counterparty approval, margin requirements and security deposit requirements. Management believes the credit risk associated with these types of instruments is minimal.

      The following tables present the notional or contract amounts and the credit risk or fair value amounts at December 31, 2001 and 2002 of the Group’s derivative asset and liability positions held for trading and hedging purposes. These derivative positions are primarily executed in the over-the-counter market. The credit risk amounts presented in the first table do not consider the value of any collateral held.

	December 31, 2001		December 31, 2002

	Contract/	Credit	Contract/	Credit
Derivative Assets(1)	Notional Amount	Risk	Notional Amount	Risk

	(EUR in thousands)		(EUR in thousands)
Cross currency interest rate swaps	205,033	2,058	282,508	2,035
Financial futures	4,299,727	58,685	389,479	3,529
Foreign exchange swaps	3,996,003	79,354	1,537,363	34,349
Forward rate agreements	352,980	1,418	97,678	115
Interest rate swaps	767,102	15,302	930,201	23,310
Options	189,993	2,086	143,640	5,495
Outright foreign exchange forwards	388,044	8,009	403,698	6,792

Total	10,198,882	166,912	3,784,567	75,625

	December 31, 2001		December 31, 2002

	Contract/	Fair	Contract/	Fair
Derivative Liabilities(1)	Notional Amount	Value	Notional Amount	Value

	(EUR in thousands)		(EUR in thousands)
Credit derivatives	37,444	22,976	—	—
Cross currency interest rate swaps	588,816	80,116	366,628	54,249
Financial futures	28,924	144	6,172,694	136,680
Foreign exchange swaps	3,897,538	82,650	2,676,496	44,590
Forward rate agreements	905,018	1,532	97,678	136
Interest rate swaps	1,982,632	81,018	4,754,472	227,510
Options	103,709	1,382	96,976	1,589
Outright foreign exchange forwards	320,977	4,247	458,103	7,184

Total	7,865,058	274,065	14,623,047	471,938

(1)	Includes both long and short derivative positions.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     The average fair value of derivative assets for 2001 and 2002 was EUR 95,809 thousand and EUR 144,750 thousand, respectively. The average fair value of derivative liabilities for 2001 and 2002 was EUR 232,719 thousand and EUR 326,091 thousand, respectively.

ASSET LIABILITY MANAGEMENT (ALM) ACTIVITIES

      Risk management interest rate contracts and foreign exchange contracts are utilized in the Group’s ALM process. The Group maintains an overall interest rate risk management strategy that incorporates the use of interest rate contracts to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. As a result of interest rate fluctuations, hedged fixed-rate assets and liabilities appreciate or depreciate in market value. Gains or losses on the derivative instruments that are linked to the hedged fixed-rate assets and liabilities are expected to substantially offset this appreciation or depreciation. The Group uses foreign currency contracts to manage the foreign exchange risk associated with certain foreign denominated assets and liabilities.

FAIR VALUE HEDGES

      The Group uses various types of interest rate and foreign currency exchange rate derivative contracts to protect against changes in the fair value of its fixed rate assets and liabilities due to fluctuations in interest rates and exchange rates. In 2002, the amount recognized by the Group in the consolidated statement of income, which represented the ineffective portion in assessing hedge effectiveness was not significant. In 2001, there were no material gains or losses recognized, which represented the ineffective portion of fair value hedges.

      Included in derivative assets and liabilities are the following derivatives that were accounted for as fair value hedges:

Fair value hedges (derivative assets)

	December 31, 2001		December 31, 2002

	Contract/	Fair	Contract/	Fair
	Notional Amount	Value	Notional Amount	Value

	(EUR in thousands)		(EUR in thousands)
Cross currency interest rate swaps	19,076	912	—	—
Foreign exchange swaps	181,452	1,005	—	—
Interest rate swaps	6,999	172	—	—

Total	207,527	2,089	—	—

Fair value hedges (derivative liabilities)

	December 31, 2001		December 31, 2002

	Contract/	Fair	Contract/	Fair
	Notional Amount	Value	Notional Amount	Value

	(EUR in thousands)		(EUR in thousands)
Cross currency interest rate swaps	258,660	69,686	152,723	38,698
Foreign exchange swaps	305,688	11,491	981,862	4,041
Interest rate swaps	106,368	6,484	19,106	1,569

Total	670,716	87,661	1,153,691	44,308

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 12:	AVAILABLE-FOR-SALE AND HELD-TO-MATURITY SECURITIES

      The amortized cost of available-for-sale and held-to-maturity securities and their approximate fair values at December 31, comprised:

	2001

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value

	(EUR in thousands)
Available-for-sale securities
Greek government bonds	1,098,820	89,069	(2,530)	1,185,359
Mortgage-backed securities	160,288	1,233	—	161,521
Collateralized mortgage obligations	397,858	—	(2,644)	395,214
Debt securities issued by other governments and public entities	634,092	14,732	(5,007)	643,817
Corporate debt securities issued by companies incorporated in Greece	162,691	2,274	(616)	164,349
Corporate debt securities issued by companies incorporated outside Greece	481,012	2,322	(8,698)	474,636
Equity securities issued by companies incorporated in Greece	202,729	6,377	(73,723)	135,383
Equity securities issued by companies incorporated outside Greece	4,916	76	(1,033)	3,959
Other	363,542	2,348	(35,612)	330,278

Total available-for-sale securities	3,505,948	118,431	(129,863)	3,494,516

	2002

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value

	(EUR in thousands)
Available-for-sale securities
Greek government bonds	1,062,601	66,370	(2,962)	1,126,009
Mortgage-backed securities	127,775	5,236	(2)	133,009
Collateralized mortgage obligations	941,042	5,861	(1,350)	945,553
Debt securities issued by other governments and public entities	582,965	33,511	(3,990)	612,486
Corporate debt securities issued by companies incorporated in Greece	99,737	2,661	(112)	102,286
Corporate debt securities issued by companies incorporated outside Greece	337,891	7,007	(6,940)	337,958
Equity securities issued by companies incorporated in Greece	292,837	2,623	(141,215)	154,245
Equity securities issued by companies incorporated outside Greece	4,416	158	(670)	3,904
Other	470,717	5,435	(47,640)	428,512

Total available-for-sale securities	3,919,981	128,862	(204,881)	3,843,962

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Gross realized gains on sales of available-for-sale securities totaled EUR 28,949 thousand and EUR 18,412 thousand during 2001 and 2002, respectively. Gross realized losses on sales of available-for-sale securities totaled EUR 16,596 thousand and EUR 11,327 thousand during 2001 and 2002, respectively. The Group uses the average cost method in determining the cost of securities sold.

      In anticipation of the adoption of International Financial Reporting Standards as its primary financial reporting standards, in lieu of Greek GAAP, the Group re-examined the classification of its securities portfolio. As a result, the Group transferred EUR 90,608 thousand of equity securities at fair value from the trading portfolio to the available-for-sale portfolio, effective January 1, 2002. The unrealized loss on these securities at the time of transfer was EUR 78,559 thousand.

      Mortgage-backed securities and collateralized mortgage obligations have estimated average lives of approximately 7.6 years and 3.0 years, as of December 31, 2001 and 2002, respectively.

      On July 1, 2000, the Group reclassified its entire held-to-maturity portfolio into the trading portfolio. See Note 10: “Trading assets”.

      The scheduled maturities of available-for-sale securities at December 31, 2002 were as follows:

	Available-for-Sale Securities

	Amortized
	Cost	Fair Value

	(EUR in thousands)
Due in one year or less	327,283	341,680
Due from one to five years	753,073	769,160
Due from five to ten years	690,415	719,288
Due after ten years	1,405,817	1,451,669

Total debt securities	3,176,588	3,281,797
Other non debt securities	743,393	562,165

Total	3,919,981	3,843,962

NOTE 13:	EQUITY METHOD INVESTMENTS

      The Group has investments that are accounted for using the equity method of accounting. The most significant of these investments is AGET Heracles Cement Co. S.A.; a 27.06% owned, publicly traded (on the Athens Stock Exchange) Greek company and a leading producer of cement and related products. At December 31, 2002 the quoted market value of the Group’s investment in AGET Heracles Cement Co. S.A. was EUR 117,088 thousand.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The summarized financial information below represents an aggregation of the Group’s non- subsidiary investees.

	December 31,

	2000			2001

	AGET			AGET
	Heracles	Other	Total	Heracles	Other	Total

	(EUR in thousands)			(EUR in thousands)
Recorded value	209,373	58,946	268,319	206,747	61,203	267,950
Revenue	632,470	556,399	1,188,869	481,048	595,275	1,076,323
Gross profit	147,398	90,694	238,092	125,705	60,710	186,415
Net earnings	296	(6,738)	(6,442)	15,962	(15,087)	875
Group’s equity in net earnings	80	521	601	4,319	(5,407)	(1,088)
Dividends	—	3,357	3,357	10,662	1,625	12,287
% Holding	26.98%			27.06%
Balance Sheet data
Current assets	237,048	402,521	639,569	200,828	375,048	575,876
Non-current assets	238,612	214,489	453,101	225,015	240,725	465,740
Current liabilities	140,279	348,296	488,575	129,758	365,550	495,308
Non-current liabilities	132,232	55,337	187,569	99,657	64,684	164,341
Net assets	203,149	213,377	416,526	196,428	185,539	381,967
Group’s equity in net assets	54,810	59,352	114,162	53,150	53,244	106,394

	December 31, 2002

	AGET
	Heracles	Other	Total

	(EUR in thousands)
Recorded value	217,176	51,964	269,140
Revenue	484,061	578,966	1,063,027
Gross profit	136,625	59,132	195,757
Net earnings	49,168	(22,876)	26,292
Group’s equity in net earnings	13,310	(8,759)	4,551
Dividends	2,881	1,630	4,511
% Holding	27.07%
Balance Sheet data
Current assets	208,152	411,084	619,236
Non-current assets	252,035	243,766	495,801
Current liabilities	128,769	383,039	511,808
Non-current liabilities	86,427	80,761	167,188
Net assets	244,991	191,050	436,041
Group’s equity in net assets	66,319	53,888	120,207

      Other equity investments include Phosphate Fertilizers Industry S.A. (24.23%), Larco Metallurgical S.A. (36.43%), Siemens Industrial S.A. (30.00%), Planet Ernst & Young S.A. (25.00%) and YES Leasing S.A. (49.00%).

      The difference between the cost of acquisition of the investments and the Group’s equity in the investees underlying net assets represents purchased goodwill. Equity method investment goodwill is not amortized but is reviewed for impairment.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 14:	LOANS AND ALLOWANCE FOR LOAN LOSSES

      Loans made by the Group according to type of loan, which represents the Group’s concentration of credit risk, at December 31, 2001 comprised:

	2001

	Greek
	residents	Foreign	Total

	(EUR in thousands)
Consumer:
Residential mortgages	4,521,013	178,301	4,699,314
Credit card	779,712	15,284	794,996
Auto financing	285,658	8,365	294,023
Other	733,510	222,159	955,669

Total consumer	6,319,893	424,109	6,744,002

Commercial:
Industry and mining	1,870,698	922,745	2,793,443
Small scale industry	687,044	34,028	721,072
Trade	2,032,191	446,364	2,478,555
Construction	148,244	137,201	285,445
Tourism	293,562	74,136	367,698
Shipping and transportation	867,485	239,634	1,107,119
Mortgage	175,431	658,213	833,644
Public	3,653,439	73,530	3,726,969
Other	1,034,325	268,353	1,302,678

Total commercial	10,762,419	2,854,204	13,616,623

Total loans	17,082,312	3,278,313	20,360,625
Unearned income	—	(14,060)	(14,060)

Loans, net of unearned income	17,082,312	3,264,253	20,346,565
Less: Allowance for loan losses	(758,742)	(256,185)	(1,014,927)

Total Net Loans	16,323,570	3,008,068	19,331,638

      Loans made by the Group according to type of loan, which represents the Group’s concentration of credit risks, at December 31, 2002 comprised:

	2002

	Greek
	residents	Foreign	Total

	(EUR in thousands)
Consumer:
Residential mortgages	5,559,819	258,603	5,818,422
Credit card	1,030,071	16,669	1,046,740
Auto financing	283,344	10,930	294,274
Other	957,020	244,196	1,201,216

Total consumer	7,830,254	530,398	8,360,652

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2002

	Greek
	residents	Foreign	Total

	(EUR in thousands)
Commercial:
Industry and mining	1,992,235	869,188	2,861,423
Small scale industry	685,704	41,488	727,192
Trade	2,322,891	468,406	2,791,297
Construction	228,986	189,243	418,229
Tourism	291,207	71,598	362,805
Shipping and transportation	856,660	204,234	1,060,894
Mortgage	100,636	647,306	747,942
Public	2,186,293	32,198	2,218,491
Other	704,155	385,048	1,089,203

Total commercial	9,368,767	2,908,709	12,277,476

Total loans	17,199,021	3,439,107	20,638,128
Unearned income	—	(6,803)	(6,803)

Loans, net of unearned income	17,199,021	3,432,304	20,631,325
Less: Allowance for loan losses	(775,025)	(236,120)	(1,011,145)

Total Net Loans	16,423,996	3,196,184	19,620,180

      Included in the above tables are loans with terms, which have been modified by agreement between the Group and its debtors. Referred to as troubled debt restructuring, these loans totaled EUR 103,798 thousand and numbered 2,186 in 2001 and EUR 245,004 thousand and numbered 11,722 in 2002. Interest on such loans is recognized on the accrual basis and totaled EUR 4,358 thousand and EUR 14,751 thousand in 2001 and 2002, respectively.

      An analysis of the change in the allowance for loan losses for the years ended December 31, follows:

	2000	2001	2002

	(EUR in thousands)
Balance at January 1	798,008	973,211	1,014,927
Allowance (upon acquisition) attributable to companies acquired during the year	133,657	—	2,474
Allowance for loan losses	107,348	170,786	143,391
Write-offs	(50,350)	(133,797)	(111,884)
Recoveries	1,455	3,540	2,480

Net Write-offs	(48,895)	(130,257)	(109,404)
Translation differences	(16,907)	1,187	(40,243)

Allowance at December 31,	973,211	1,014,927	1,011,145

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Non-performing loans by sector, which the Group considers to be impaired at December 31, comprised:

	2001

	Greek
	residents	Foreign	Total

	(EUR in thousands)
Consumer:
Residential mortgages	253,051	535	253,586
Credit card	75,912	10,605	86,517
Auto financing	19	21	40
Other	47,325	10,580	57,905

Total consumer	376,307	21,741	398,048

Commercial:
Industry and mining	191,754	111,954	303,708
Small scale industry	93,992	3,202	97,194
Trade	147,541	36,829	184,370
Construction	17,984	9,794	27,778
Tourism	105,555	2,546	108,101
Shipping and transportation	44,596	64,215	108,811
Mortgage	31,155	13,602	44,757
Public	2,442	34,307	36,749
Other	41,031	20,453	61,484

Total commercial	676,050	296,902	972,952

Total loans	1,052,357	318,643	1,371,000
Less: Allowance for loan losses	(653,825)	(246,063)	(899,888)

	398,532	72,580	471,112

Average balance			1,427,932

Interest recognized			48,614

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Non-performing loans by sector, which the Group considers to be impaired at December 31, comprised:

	2002

	Greek
	residents	Foreign	Total

	(EUR in thousands)
Consumer:
Residential mortgages	308,218	1,612	309,830
Credit card	94,799	6,964	101,763
Auto financing	4,962	—	4,962
Other	53,483	10,307	63,790

Total consumer	461,462	18,883	480,345

Commercial:
Industry and mining	176,086	89,873	265,959
Small scale industry	101,180	2,550	103,730
Trade	129,039	39,934	168,973
Construction	20,014	2,973	22,987
Tourism	103,746	2,640	106,386
Shipping and transportation	38,384	54,909	93,293
Mortgage	29,576	12,953	42,529
Public	2,546	2,976	5,522
Other	51,132	15,014	66,146

Total commercial	651,703	223,822	875,525

Total loans	1,113,165	242,705	1,355,870
Less: Allowance for loan losses	(740,643)	(223,078)	(963,721)

	372,522	19,627	392,149

Average balance			1,801,952

Interest recognized			37,000

NOTE 15:     GOODWILL, SOFTWARE AND OTHER INTANGIBLES

      In accordance with SFAS 142, no goodwill amortization was recorded in 2002. Goodwill amortization expense in 2001 was approximately Euro 30,624 thousand. Net income in 2001 was Euro 204,974 thousand or Euro 0.87 per share (Euro 0.87 per share diluted). Net income adjusted to exclude goodwill amortization expense would have been Euro 235,598 thousand or Euro 1.00 per share (Euro 1.00 per share diluted) in 2001. The impact of goodwill amortization on net income in 2001 was Euro 30,624 thousand or Euro 0.13 per share (basic and diluted). Goodwill amortization expense in 2000 was Euro 35,381 thousand. Net income in 2000 was Euro 372,791 thousand or Euro 1.57 per share (Euro 1.57 per share diluted). Net income adjusted to exclude goodwill amortization expense would have been Euro 408,172 thousand or Euro 1.72 per share (Euro 1.72 per share diluted) in 2000. The impact of goodwill amortization on net income in 2000 was Euro 35,381 thousand or

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Euro 0.15 per share (Euro 0.15 per share diluted). The table below presents the allocation of goodwill by segment for December 31:

	2001	2002

	(EUR in thousands)
Banking — Greek	27,948	27,948
Banking — Foreign(1)	108,785	138,517
Investment Banking(2)	84,778	120,605
Global Investment & Private Banking	8,650	8,650
Investment Activities	1,310	—
Insurance	25,770	25,770
Other — Greek	92,141	90,643

Total	349,382	412,133

(1)	Reflecting a Euro 31,162 thousand addition representing the acquisition of Yonkers Financial Corporation.

(2)	Reflecting a Euro 35,827 thousand addition representing the acquisition of ETEBA.

     The gross carrying amount and accumulated amortization related to software and other intangibles at December 31, are presented below:

	2001		2002

	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Software	107,191	61,402	147,546	89,707
Other Intangibles	—	—	7,121	1,801

Total	107,191	61,402	154,667	91,508

      Amortization expense on software and other intangibles was EUR 27,081 thousand, EUR 31,956 thousand and EUR 42,017 thousand in 2000, 2001 and 2002 respectively.

NOTE 16:     PREMISES AND EQUIPMENT AND LEASE COMMITMENTS

      Premises and equipment at December 31, comprised:

	2001	2002

	(EUR in thousands)
Land	171,174	180,921
Buildings	459,752	493,516
Furniture, fittings and machinery	167,931	146,531
Leasehold improvements	12,710	11,050
Office equipment	234,958	265,600
Vehicles	10,786	11,068
Other	67,600	91,834

Total, at cost	1,124,911	1,200,520
Less: accumulated depreciation	(517,216)	(574,457)

Net book value	607,695	626,063

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Certain Group premises and equipment are leased under various operating leases. Rental expense was EUR 28,698 thousand, EUR 29,362 thousand and EUR 35,979 thousand for the years ended December 31, 2000, 2001 and 2002, respectively.

      Future minimum rental commitments under non-cancelable operating leases are presented below. The Group did not enter into any material capital leases.

Operating Leases

(EUR in thousands)
2003	22,660
2004	20,611
2005	18,970
2006	16,777
2007	16,477
Thereafter	44,481

Total minimum lease payments	139,976

NOTE 17:     OTHER ASSETS

      Other assets at December 31, comprised:

	2001	2002

	(EUR in thousands)
Assets acquired through foreclosure proceedings	101,107	94,717
Accounts receivable of non-financial services sector subsidiaries	340,127	309,017
Deferred tax assets	293,642	347,251
Amounts due from parties with collection agreements	13,782	18,212
Taxes withheld	187,222	197,895
European Re-development Fund	80,257	40,196
Amounts receivable from sales of bonds	508,122	991,886
Other	950,828	927,068

Total	2,475,087	2,926,242

NOTE 18:     PLEDGED ASSETS AND COLLATERAL ACCEPTED

      The Group has accepted collateral that is permitted by contract or custom to sell or repledge. At December 31, 2001 and 2002, the fair value of this collateral was approximately EUR 1,846,800 thousand and EUR 21,000 thousand, respectively, all of which could be sold or repledged. None of this collateral was sold or repledged.

      At December 31, 2001 and 2002, the Group had pledged bonds of EUR 5,466,204 thousand and EUR 1,838,630 thousand, respectively, to the central bank to increase borrowing capacity.

      At December 31, 2001 and 2002, assets, principally securities, amounting to EUR 444,194 thousand and EUR 731,273 thousand, respectively, were pledged to secure public deposits and for other purposes.

      In addition, the Group obtains collateral in connection with its derivative activities. Required collateral levels vary depending on credit risk rating and type of counterparty. Generally, the Group accepts collateral in the form of cash and other marketable securities.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 19:     DEPOSITS

      The aggregate amount of short-term certificates of deposit, each with a minimum denomination of EUR 95,000, which approximates US$ 100,000, was EUR 247,733 thousand at December 31, 2002.

      At December 31, 2002, interest-bearing deposits with scheduled maturities in excess of one year were EUR 170,539 thousand.

      Deposits made by Greek residents and foreign customers at December 31, comprised:

	2001			2002

	Greek			Greek
	residents	Foreign	Total	residents	Foreign	Total

	(EUR in thousands)			(EUR in thousands)
Interest bearing:
Public sector	96,285	413,605	509,890	48,231	239,859	288,090
Private sector
Corporations	843,363	964,381	1,807,744	1,147,176	740,155	1,887,331
Individuals	29,050,763	2,856,220	31,906,983	28,093,729	3,025,075	31,118,804
Interbank	1,498,576	1,595,146	3,093,722	1,805,459	1,149,174	2,954,633
Other	175,372	53,344	228,716	425,365	53,124	478,489

Total interest bearing deposits	31,664,359	5,882,696	37,547,055	31,519,960	5,207,387	36,727,347

Non-interest bearing:
Public sector	1,582,104	1,274	1,583,378	1,352,685	5,923	1,358,608
Private sector
Corporations	1,187,460	310,139	1,497,599	1,080,131	297,141	1,377,272
Individuals	220,053	117,955	338,008	221,004	127,367	348,371
Interbank	152,478	4,367	156,845	140,913	175,338	316,251
Other	171,272	24,108	195,380	139,771	21,213	160,984

Total non-interest bearing deposits	3,313,367	457,843	3,771,210	2,934,504	626,982	3,561,486

Total:
Public sector	1,678,389	414,879	2,093,268	1,400,916	245,782	1,646,698
Private sector
Corporations	2,030,823	1,274,520	3,305,343	2,227,307	1,037,296	3,264,603
Individuals	29,270,816	2,974,175	32,244,991	28,314,733	3,152,442	31,467,175
Interbank	1,651,054	1,599,513	3,250,567	1,946,372	1,324,512	3,270,884
Other	346,644	77,452	424,096	565,136	74,337	639,473

Total deposits	34,977,726	6,340,539	41,318,265	34,454,464	5,834,369	40,288,833

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 20:	CENTRAL BANK BORROWINGS

      Central bank borrowings consist of funds used by the Bank to manage daily funding and liquidity needs. Interest accrues on these balances at rates determined by the central bank and is settled daily.

	2001	2002

Weighted average rate at year end	10.31%	14.50%
Weighted average rate, annual	9.71%	9.70%
Average balance outstanding during the year in EUR thousand	75,235	52,967
Maximum month-end amount during the period in EUR thousand	95,001	63,310

NOTE 21:	FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

      Information concerning federal funds purchased and securities sold under agreements to repurchase is summarized as follows:

	2001	2002

	(EUR in thousands)
Federal funds purchased	6,809	—
Securities sold under agreements to repurchase	6,380,673	8,278,892

	6,387,482	8,278,892

Securities sold under agreements to repurchase:
Average outstanding during the year	4,963,839	7,707,751
Weighted average interest rate during the year	4.22%	3.04%
Weighted average interest rate at year end	3.36%	2.92%
Amount outstanding at month end:
January	4,728,719	5,965,757
February	5,093,279	5,817,384
March	4,587,418	6,334,987
April	4,778,367	6,537,341
May	4,774,448	7,150,147
June	4,437,754	7,784,377
July	4,724,488	8,124,523
August	4,827,116	8,157,227
September	5,091,407	8,813,565
October	5,692,271	9,192,796
November	5,671,960	10,832,443

      Securities sold under agreements to repurchase are recorded at the amount of cash received in connection with the transaction. Maturities of such agreements to repurchase are typically overnight to 6 months.

NOTE 22:	OTHER BORROWED FUNDS

      Included in other borrowed funds are bonds issued by the Bank at par on a monthly basis. These bonds, which mature within 1 year of their issue date, had a balance of EUR 51,630 thousand and EUR 28,586 thousand in 2001 and 2002, respectively. The weighted average interest rates were 4.6% in 2001 and 3.41% in 2002. The remainder of the balance, EUR 62,662 thousand in 2001 and EUR 207,872 thousand in 2002, represents miscellaneous borrowings of various subsidiaries, which carried an average interest rate of 5.8% for 2001 and 2.7% for 2002.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 23:	ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES

      Accounts payable, accrued expenses and other liabilities at December 31, comprised:

	2001	2002

	(EUR in thousands)
Accrued expenses and deferred income	152,232	65,798
Amounts due to re-insurers	32,009	30,793
Income and other taxes payable	331,017	215,666
Accounts payable and other	845,320	790,587
Securities payable	1,027,956	600,711
Accrued interest and commissions	173,773	163,185
Deferred tax liability	347,897	332,605
Amounts due to third-parties under collection agreements	431,439	112,705
Provision for pensions	47,660	115,500
Provision for other retirement benefits	217,168	3,000
Dividends payable	10,603	13,136
Accounts payable of non-financial services sector subsidiaries	11,111	8,176
Amounts due to government agencies	32,161	26,242
Payroll related accruals	17,212	11,498
European Re-development Fund	80,255	40,196

	3,757,813	2,529,798

NOTE 24:     INSURANCE RESERVES

Property-casualty reserves

      Ethniki Hellenic General Insurance Company (“EH”), the insurance company of the Group has consistently made a provision for loss reserves by estimating the potential liability on a claim-by-claim basis. Activity in the liability for unpaid claims and claim adjustment expenses is summarized as follows:

	Year ended December 31,

	2000	2001	2002

	(EUR in thousands)
Reserve for unpaid claims and claim adjustment expenses as at January 1,	450,550	443,243	429,350
Incurred claims and claim adjustment expenses:
Provision for insured events of the current year	167,886	169,573	198,264
Change in provision for insured events of prior years	(16,188)	2,128	(25,001)

Total incurred claims and claim adjustment expenses	151,698	171,701	173,263
Payments
Claims and claim adjustment expenses attributable to insured events of the current year	(63,040)	(69,925)	(78,735)
Claims and claim adjustment expenses attributable to insured events of prior years	(126,544)	(108,860)	(113,649)

Total payments	(189,584)	(178,785)	(192,384)
Changes in unearned premium reserves	30,579	(6,809)	15,720

Reserves for unpaid claims and claim adjustment expenses as at December 31,	443,243	429,350	425,949

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reinsurance arrangements

      EH makes every effort to maintain a balance between own retention and reinsurance taken out. The own retention level is based on the Company’s capital and business levels. There have been no significant changes in reinsurance arrangements over the past three years nor have there been any major transactions with a material effect on earnings.

NOTE 25:     LONG-TERM DEBT

      Long-term debt (original maturities of more than one year) at December 31, 2002 comprised:

	Under		After
	1 year	1-5 years	5 years	TOTAL

	(EUR in millions)
By remaining maturity
Senior Debt:
Fixed Rate	3,252	20,260	10,761	34,273
Variable Rate	6,645	20,236	5,215	32,096
Subordinated Debt:
Variable Rate	—	747,578	—	747,578

Total	9,897	788,074	15,976	813,947

Senior fixed rate debt

      The Group’s senior fixed rate debt of EUR 34,273 thousand at December 31, 2002 matures through 2028 and pays interest either semi-annually or annually. Debt denominated in EUR amounting to 32,898 thousand had a weighted average interest rate of 5.37%; Great Britain pounds denominated debt (converted to EUR 1,375 thousand) had a weighted average interest rate of 2.50%.

Senior variable rate debt

      The Group’s senior variable rate debt at December 31, 2002 of EUR 32,096 thousand is denominated in EUR, carries a weighted average interest rate of 2.99%, matures through 2007 and pays interest semi-annually.

Subordinated variable rate debt

      In June 2002, NBG Finance plc, a wholly owned subsidiary of the Bank, announced an international offering to institutional investors of EUR 750 million subordinated floating rate notes guaranteed fully and unconditionally by the Bank due in June 2012. The deal was launched on June 12, 2002 with settlement on June 25, 2002. The notes may be redeemed at the option of the Bank after June 2007. The notes carry interest not materially different from EURIBOR (2.87% at December 31, 2002) plus 80 b.p. to June 2007 and EURIBOR plus 210 b.p. thereafter, which is paid quarterly. The subordinated loan is carried at amortized cost. The commissions and other costs related to the issuance of those notes are amortized as interest expense on a constant yield basis over the period from the placement to the first redemption option.

NOTE 26:     MANDATORILY CONVERTIBLE BOND

      In August 1996, the Bank issued to the Hellenic Republic 8,076,370 mandatorily convertible bonds in five tranches of 1,615,274 bonds each at a par value of EUR 37.1. Each bond converts into four common shares at maturity (after giving effect to the four-for-one stock split in January 1999). At the time of issuance of the bonds, the par value of the bonds exceeded the market value of the shares. Beginning in 1997, one tranche of the bonds

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

matured annually on November 15, with the final tranche matured on November 15, 2001. Interest on the bonds was due annually on November 15 and accrued according to each tranche’s maturity date (8%, 7%, 6%, 5% and 5% for the tranches that matured in 1997, 1998, 1999, 2000 and 2001, respectively).

      On December 13, 2000, the Bank acquired from the Hellenic Republic the final tranche of the bonds, which matured on November 15, 2001. On the date of acquisition, the bonds had a book value of EUR 59,970 thousand and were acquired for EUR 251,994 thousand. Under APB 26 “Early Extinguishment of Debt”, the transaction is treated as early extinguishment of debt acquired from a related party. The transaction is accounted for as an equity transaction and the loss thus arising, amounting to EUR 192,023 thousand, is included under additional paid in capital. The transaction was endorsed by Greek Law, under which the bonds must be converted into common stock of the Bank; hence on November 15, 2001, the bonds were converted into common shares of the bank and were then immediately cancelled.

NOTE 27:     COMMITMENTS AND CONTINGENCIES

      In the normal course of business, the Group enters into a number of off-balance sheet commitments to meet the financing needs of its customers, through the use of commitments to extend credit and commercial and standby letters of credit.

      The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

      The following tables summarize the Group’s off-balance-sheet financial instruments, whose contract amounts represent credit risk, as of December 31, 2001 and 2002.

	2001	2002

	(EUR in thousands)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit:
Commercial and personal	9,089,762	8,732,698
Commercial real estate	54,712	40,810
Residential real estate	11,160	185,063
Commercial letters of credit	262,512	207,380
Standby letters of credit and financial guarantees written	2,038,242	2,243,418

      Commitments to Extend Credit. Commitments to extend credit are agreements to lend to a customer, as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The majority of commitments to extend credit have terms up to one year are based on EURIBOR/ LIBOR — or other base rates. Management evaluates each customer’s credit worthiness in determining the amount of collateral to obtain. Collateral held varies and may include accounts receivable, inventory, property, plant and equipment and real estate.

      Commercial Letters of Credit. Commercial letters of credit ensure payment by a bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. A significant portion of commercial letters of credit is on an immediate payment basis. The Group’s credit risk in these transactions is limited since the contracts are collateralized by the merchandise being shipped and are generally of short duration.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Standby Letters of Credit and Financial Guarantees Written. Standby letters of credit and financial guarantees written are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support the financing needs of the Bank’s commercial customers, and are short-term in nature. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Group holds marketable securities as collateral supporting those commitments for which collateral is deemed necessary. The extent of collateral obtained depends on the credit assessment of each individual customer and may range from NIL to 100%.

      Legal Contingencies. The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial condition of the Group.

NOTE 28:     OTHER NON-INTEREST INCOME

      Other non-interest income at December 31, comprised:

	2000	2001	2002

	(EUR in thousands)
Insurance operations income	469,372	498,676	573,018
Redeposits with central bank	35,225	—	—
Warehouse fees	8,362	8,972	11,560
Hotel revenues	30,327	28,685	30,315
Profit on sales of properties	53,481	93,196	44,302
Other	114,825	172,150	138,143

Total	711,592	801,679	797,338

NOTE 29:     OTHER NON-INTEREST EXPENSE

      Other non-interest expense at December 31, comprised:

	2000	2001	2002

	(EUR in thousands)
Reinsurance premiums and insurance operating costs	500,122	541,488	586,616
Warehouses cost of services	1,435	2,134	3,421
Hotel running costs	21,365	19,838	20,883
Credit card costs	16,619	36,220	46,278
Broker costs	6,860	5,586	6,858
Other	250,745	268,868	295,074

Total	797,146	874,134	959,130

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 30:     INCOME TAXES

      The significant components of the provision for income taxes for the years ended December 31, 2000, 2001 and 2002 are as follows:

	2000	2001	2002

	(EUR in thousands)
Tax provision:
Current tax payable	244,977	246,216	179,532
Deferred taxation	75,845	(131,129)	(164,495)

Total	320,822	115,087	15,037

      The differences between the statutory income tax rates and the effective tax rates are summarized as follows:

	2000	2001	2002

Average statutory income tax rates(1)	39.28%	36.75%	(34.87)%
Effect of tax — exempt (income)/ losses	15.03%	19.65%	64.03%
Effect of companies with losses	0.89%	0.53%	29.28%
Non deductible expenses	1.66%	1.74%	33.64%
Other	(1.15)%	(4.32)%	(11.35)%

Average effective rate	55.71%	54.35%	80.73%

(1)	The average statutory income tax rates are used in view of the fact that the consolidated subsidiaries are taxed under different tax rates depending on the nature of their entrepreneurial activity and the jurisdiction in which taxes are levied.

     The significant components of deferred income tax assets and liabilities at December 31, comprised:

	2000	2001	2002

	(EUR in thousands)
Deferred Tax Assets:
Allowance for loan losses	7,825	11,613	14,186
Accrued expenses	1,062	1,849	5,713
Mark to market valuation of securities and derivative liabilities	54,148	166,219	181,388
Retirement Benefits	88,435	85,089	41,202
Insurance Reserves	7,704	16,851	6,351
Other	59,099	12,021	98,411

Total deferred tax assets	218,273	293,642	347,251
Deferred Tax Liabilities:
Tax free reserves	(259,895)	(260,150)	(171,724)
Other(1)	(158,072)	(87,747)	(160,881)

Total deferred tax liabilities	(417,967)	(347,897)	(332,605)

Net deferred tax asset/ (liability)	(199,694)	(54,255)	14,646

(1)	Consists mainly of the mark to market valuation of trading, available-for-sale securities and derivative assets.

     The deferred tax on the mark to market valuation of securities includes both trading and available-for-sale securities, as most of these mark to market valuations are not recognized for Greek income tax purposes.

      In December 24, 2002, the Greek Parliament approved legislation whereby companies were allowed for tax purposes to offset unrealized losses on the mark to market valuation of securities against gains on the revaluation

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of fixed assets. As fixed assets under US GAAP are stated at cost, a deferred tax asset was recognized. At the same time the deferred tax asset recognized on the mark to market valuation of securities was released.

      Tax-free reserves represent profits made on the sale of shares, property, bonds and other similar assets as well as income taxed at privileged rates such as interest earned on treasury bills and bonds, which are not distributed. These reserves are fully taxed upon distribution and have, therefore, been treated as temporary differences in the deferred tax computations.

NOTE 31:     RELATED PARTY TRANSACTIONS

      The Bank has entered into transactions with its directors, significant shareholders, and their affiliates (related parties). The aggregate amount of loans to such related parties totaled EUR 132,869, EUR 218,913 and EUR 357,619 thousand at December 31, 2000, 2001 and 2002 respectively. The terms extended to related parties are similar to those extended to unrelated parties.

      The Bank sold Greek government bonds and treasury bills to the Hellenic Republic from December 17 to December 23, 1999 for EUR 1,447,472 thousand and agreed to repurchase the same bonds and treasury bills for EUR 1,451,117 thousand. Of the difference of EUR 3,645 thousand, EUR 1,092 thousand was recognized as interest expense in 2000. These sell and buyback agreements were completed by January 7, 2000.

      The Bank had loans due from the Hellenic Republic in the amount of EUR 425,594 thousand in 2000, EUR 1,559,880 thousand in 2001 and EUR 255,978 thousand in 2002.

      On December 27, 2001, the Bank also extended a short-term loan facility to the Hellenic Republic. The loan, which was fully repaid on January 2, 2002, amounted to EUR 1,173,881 thousand. On December 31, 2001 interest accrued amounted to EUR 534 thousand, while total interest for the 5-day duration of the loan facility amounted to EUR 654 thousand.

NOTE 32:     FOREIGN EXCHANGE POSITION

      At December 31, 2002 the EUR equivalent of the assets and liabilities, which are denominated in foreign currency, amounted to EUR 12,020,643 thousand (EUR 11,878,048 thousand for 2001 and EUR 18,649,168 thousand for 2000) and EUR 11,913,032 thousand (EUR 12,447,117 thousand for 2001 and EUR 18,394,718 thousand for 2000) respectively.

NOTE 33:     ADDITIONAL PAID-IN CAPITAL

      By resolution of the General Meeting of Shareholders, dated April 26, 2001, the share capital of the Bank was decreased by EUR 27,493 thousand with the cancellation of 6,461,096 own shares purchased on December 15, 2000 by the Public Company for Transferable Securities SA (“DEKA”) pursuant to the agreement signed on December 13, 2000 between the Bank and DEKA ratified by article 11 of L.2892/ 9.3.2001. As a result of this transaction, additional paid-in capital was reduced by EUR 229,881 thousand.

      By resolution of the General Meeting of Shareholders, dated April 26, 2001, the share capital of the Bank was increased by EUR 55,806 thousand following the increase of the Bank’s share par value from EUR 4.26 to EUR 4.50 resulting from the capitalization a) EUR 31,216 thousand of accumulated surplus and b) EUR 24,590 thousand of additional paid-in capital.

      By resolution of the Board of Directors dated November 11, 2001, the share capital of the Bank was increased by EUR 29,074 thousand by issuing 6,461,100 new shares at a par value of EUR 4.50. The increase resulted from the conversion of 1,615,275 bonds of the convertible bond loan issued in 1996. The difference between the bonds’ par value and the shares’ par value totaling EUR 30,897 thousand was accounted as additional paid-in capital.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      By resolution of the General Meeting of Shareholders, dated November 26, 2001, the share capital of the Bank was decreased by EUR 29,074 thousand resulting from the cancellation of 6,461,100 own shares deriving from the conversion of 1,615,275 convertible bonds that were bought back by the DEKA on December 15, 2000 pursuant to the agreement signed on 13 December 2000. As a result of this transaction additional paid-in capital was reduced by EUR 30,897 thousand.

NOTE 34:	EARNINGS PER SHARE DATA

      Basic earnings per share is computed by dividing net income for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year (Amounts in EUR thousand, except share and per share data).

	2000	2001	2002

Net Income	372,791	204,974	126,873

Net Income adjusted for diluted computation	372,791	204,974	126,873

Weighted Average common share outstanding	237,478,176	236,653,983	239,911,558

Adjusted for diluted computation	237,478,176	236,653,983	239,911,558

Earnings per common share — basic	EUR 1.57	EUR 0.87	EUR 0.53
Earnings per common share — assuming dilution	EUR 1.57	EUR 0.87	EUR 0.53
Income before extraordinary item and effect of accounting change	372,791	175,927	30,768

Income before extraordinary item and effect of accounting change adjusted for diluted computation	372,791	175,927	30,768

Earnings per common share (before effect of accounting change) — basic	EUR 1.57	EUR 0.74	EUR 0.13
Earnings per common share (before effect of accounting change) — assuming dilution	EUR 1.57	EUR 0.74	EUR 0.13

NOTE 35:	REGULATORY MATTERS

      The Bank is subject to various regulatory capital requirements administered by the central bank. Failure to meet minimum capital requirements can initiate certain mandatory actions and possibly discretionary actions by the central bank that, if undertaken, could have a direct material effect on the Group’s financial statements.

      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios determined on a risk-weighted basis, capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk, of at least 8%. At least half of the required capital must consist of “Tier I” capital (as defined), and the rest of “Tier II” capital (as defined). The framework applicable to Greek banks conforms to European Union requirements, in particular the Own Funds, the Solvency Ratio and the Capital Adequacy Directives. However, under the relevant European legislation, supervisory authorities of the member-states have some discretion in determining whether to include particular instruments as capital guidelines and to assign different weights, within a prescribed range, to various categories of assets.

      As of December 31, 2002, the Bank was adequately capitalized under the applicable regulatory framework. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based and Tier I risk based ratios as set forth in the table below. There are no conditions or events since December 31, 2002 that management believes have changed the Bank’s compliance with capital requirements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Bank’s actual capital amounts and ratios are also presented in the table below (amounts are expressed in EUR thousand, except ratios):

			For Capital
	Actual		Adequacy Purposes

	Amount	Ratio	Amount	Ratio

As of December 31, 2002:
Total Capital	2,729,176	12.6%	1,738,329	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	2,053,076	9.5%	869,165	4.0%
(to Risk-Weighted Assets)
As of December 31, 2001:
Total Capital	2,362,465	11.3%	1,678,483	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	2,077,787	9.9%	839,242	4.0%
(to Risk-Weighted Assets)
As of December 31, 2000:
Total Capital	2,319,431	12.6%	1,474,867	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	2,055,806	11.2%	737,434	4.0%
(to Risk-Weighted Assets)

      The actual capital amounts and ratios for all banks and branches within the Group are presented in the table below (amounts are expressed in EUR thousand, except ratios):

			For Capital
	Actual		Adequacy Purposes

	Amount	Ratio	Amount	Ratio

As of December 31, 2002:
Total Capital	2,600,014	10.4%	2,006,556	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	1,842,391	7.4%	1,003,278	4.0%
(to Risk-Weighted Assets)
As of December 31, 2001:
Total Capital	2,444,901	10.2%	1,917,570	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	2,170,401	9.0%	958,785	4.0%
(to Risk-Weighted Assets)
As of December 31, 2000:
Total Capital	2,679,680	12.2%	1,763,005	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	2,428,684	11.0%	881,503	4.0%
(to Risk-Weighted Assets)

NOTE 36: FAIR VALUE OF FINANCIAL INSTRUMENTS

      Management uses its best judgment in estimating the fair value of the Group’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Group could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year-ends, and have not been re-evaluated or updated for purposes of these consolidated financial

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

      The following information should not be interpreted as an estimate of the fair value of the entire Group since a fair value calculation is only provided for a limited portion of the Group’s assets. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Group’s disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Group’s financial instruments at December 31, 2001 and 2002:

      Financial Instruments Stated at Carrying Amount. The carrying amount of cash and due from banks, interest-bearing deposits with banks, federal funds sold and resale agreements approximates their fair value. Fair value for trading assets, which also is the amount recognized in the consolidated balance sheet, is based on quoted market prices of comparable instruments. The carrying amount of liabilities on acceptances and acceptances outstanding approximates their fair value. The carrying amount of federal funds purchased, borrowings under repurchase agreements, and other borrowed funds maturing within 90 days approximates their fair value. Fair value of other borrowed funds in excess of 90 days is estimated using discounted cash flow analysis based on the Group’s current incremental borrowing rates for similar types of borrowings arrangements. The carrying amount of accrued interest approximates their fair value.

      Derivative Financial Instruments. All derivatives are recognized on the balance sheet at fair value. For exchange traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealer quotes, pricing models, discounted cash flow analysis or quoted prices for instruments with similar characteristics.

      Available-for-Sale and Held-to-Maturity Securities. Fair values for securities are based on available quoted market prices. Available-for-sale securities are carried at their aggregate fair value.

      Loans. For variable rate commercial loans that reprice frequently (within a relatively short time frame) and have no significant change in credit risk, fair value is based on carrying amount. Fair value for mortgage loans, consumer installment loans, credit-card loans, and other consumer loans is estimated using discounted cash flow models. The discount rates are based on current market interest rates for similar types of loans. Fair value for commercial real estate and commercial loans that do not reprice or do not mature within relatively short time frames is estimated using discounted cash flow analysis. The discount rates used are those currently being offered for loans with similar terms to borrowers of similar credit quality. Fair value for impaired loans is estimated using discounted cash flow analysis or underlying collateral values, where applicable.

      Deposits. The fair value for demand deposits and deposits with no defined maturity is determined to be the amount payable on demand at the reporting date. The fair value for fixed-maturity deposits is estimated using discounted cash flow models based on rates currently offered for the relevant product types with similar remaining maturities.

      Long-Term Debt. The estimated fair value was determined using a discounted cash flow analysis, based on current market rates of similar maturity debt securities, to discount cash flows.

      Off-Balance Sheet Financial Instruments whose contract amounts represent credit risk. The fair value of standby and other letters of credit and the unfunded portion of commitments to extend credit is not material.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The carrying amount, the amount at which financial instruments is reported in the balance sheet, and the estimated fair value of the Group’s financial instruments at December 31, is presented below. For items, which reprice frequently and/or are short in duration, carrying amount approximates fair value.

	Year ended December 31,

	2001		2002

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

	(EUR in millions)		(EUR in millions)
Financial Assets:
Cash and due from banks	1,296,306	1,296,306	764,512	764,512
Obligatory deposits with central bank	851,819	851,819	203,036	203,036
Federal funds sold and securities purchased under agreements to resell	2,121,388	2,121,388	4,744,943	4,744,943
Interest bearing deposits with banks	7,550,807	7,550,807	5,486,932	5,486,932
Money market investments	179,984	179,984	125,448	125,448
Trading assets	15,372,091	15,372,091	15,278,098	15,278,098
Derivative assets	166,912	166,912	75,625	75,625
Securities available-for-sale	3,494,516	3,494,516	3,843,962	3,843,962
Loans, net of allowance	19,331,638	19,420,508	19,620,180	20,808,883
Customers’ liability on acceptances	1,078	1,078	1,572	1,572
Accrued interest receivable	828,223	828,223	805,172	805,172

Total financial assets	51,194,762	51,283,632	50,949,480	52,138,183

Financial Liabilities:
Deposits:
Interest bearing	37,547,055	37,553,957	36,727,347	37,398,428
Non-interest bearing deposits	3,771,210	3,771,210	3,561,486	3,561,486

Total deposits	41,318,265	41,325,167	40,288,833	40,959,914
Central bank borrowings	70,526	70,526	6,804	6,804
Federal funds purchased and securities sold under agreements to repurchase	6,387,482	6,387,482	8,278,892	8,278,892
Derivative liabilities	274,065	274,065	471,938	471,938
Other borrowed funds	114,292	114,292	236,458	236,458
Acceptances outstanding	1,078	1,078	1,572	1,572
Long-term debt	265,327	265,327	813,947	812,620

Total financial liabilities	48,431,035	48,437,937	50,098,444	50,768,198

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 37:	SEGMENT INFORMATION

      The Group is a diversified financial services company operating primarily in Greece with operations in various countries including the United Kingdom, France, the United States, Cyprus, Canada, South Africa, Bulgaria, Former Yugoslav Republic of Macedonia, Romania, Germany, Egypt, Albania and the Netherlands. The Group’s reportable segments are presented below, and no other industry or geographic segment in which the Group operates is individually significant.

							Non-interest
	Total Assets		Interest Income		Interest expense		income

	(EUR in		(EUR in		(EUR in		(EUR in
	thousands)%		thousands)%		thousands)%		thousands)%
December 31, 2000:
Banking-Greek	35,000,043	70.3%	2,459,832	73.0%	2,032,862	83.2%	758,758	50.7%
Banking Foreign	11,406,609	22.9%	712,643	21.1%	309,163	12.7%	143,650	9.6%
Investment banking	1,352,329	2.7%	140,728	4.2%	99,399	4.1%	66,731	4.5%
Global Investment & Private Banking	60,440	0.1%	959	0.0%	1	0.0%	47,271	3.2%
Investment Activities	423,032	0.9%	7,798	0.2%	7	0.0%	(160,909)	(10.8)%
Insurance	1,107,328	2.2%	41,077	1.2%	—	0.0%	548,764	36.7%
Other-Greek (1)	458,988	0.9%	8,402	0.3%	1,093	0.0%	91,736	6.1%
Other Foreign	7,442	0.0%	449	0.0%	64	0.0%	39	0.0%

Total	49,816,211	100%	3,371,888	100%	2,442,589	100%	1,496,040	100%

December 31, 2001:
Banking-Greek	40,587,075	73.9%	1,872,695	71.4%	1,095,927	78.7%	287,290	27.2%
Banking Foreign	11,188,800	20.4%	636,548	24.3%	271,415	19.5%	84,920	8.0%
Investment banking	1,334,797	2.4%	54,411	2.1%	25,581	1.8%	60,895	5.8%
Global Investment & Private Banking	59,234	0.1%	1,287	0.0%	—	0.0%	31,068	2.9%
Investment Activities	272,440	0.5%	7,922	0.3%	1	0.0%	(112,855)	(10.7)%
Insurance	1,141,350	2.1%	41,538	1.6%	—	0.0%	573,754	54.4%
Other-Greek (1)	339,343	0.6%	5,469	0.2%	42	0.0%	131,478	12.4%
Other Foreign	17,626	0.0%	1,440	0.1%	147	0.0%	424	0.0%

Total	54,940,665	100%	2,621,310	100%	1,393,113	100%	1,056,974	100%

[Additional columns below]

[Continued from above table, first column(s) repeated]

							Revenue
			Net		Depreciation		from
			income	Income	and		transactions
	Non-interest		before	Tax	amortization		with other
	expense		taxes	Expense	expense		segments

	(EUR in		(EUR in	(EUR in	(EUR in		(EUR in
	thousands)%		thousands)	thousands)	thousands)%		thousands)
December 31, 2000:
Banking-Greek	872,084	50.4%	314,874	(263,196)	80,634	65.7%	335,302
Banking Foreign	176,505	10.1%	342,032	(43,266)	19,287	15.7%	60,232
Investment banking	40,114	2.3%	35,119	2,820	4,654	3.8%	14,955
Global Investment & Private Banking	3,674	0.2%	45,028	(7,824)	602	0.5%	561
Investment Activities	10,897	0.6%	(165,059)	(5,626)	2,163	1.8%	6,864
Insurance	580,141	33.1%	9,189	434	5,635	4.6%	10,823
Other-Greek (1)	58,289	3.3%	(5,289)	(4,164)	9,661	7.9%	20,354
Other Foreign	393	0.0%	—	—	41	0.0%	12

Total	1,742,097	100%	575,894	(320,822)	122,677	100%	449,103

December 31, 2001:
Banking-Greek	925,295	48.7%	138,667	(97,350)	85,250	65.3%	255,302
Banking Foreign	238,685	12.5%	151,492	(5,834)	22,811	17.5%	46,321
Investment banking	41,213	2.2%	25,506	(3,715)	6,339	4.9%	4,795
Global Investment & Private Banking	5,817	0.3%	26,539	(1,752)	610	0.5%	255
Investment Activities	13,068	0.7%	(118,762)	3,249	1,955	1.5%	3,956
Insurance	623,786	32.8%	(8,021)	3,319	4,945	3.8%	10,186
Other-Greek (1)	54,095	2.8%	(4,719)	(13,004)	8,505	6.5%	16,026
Other Foreign	672	0.0%	1,052	—	62	0.0%	3

Total	1,902,631	100%	211,754	(115,087)	130,477	100%	336,844

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

							Non-interest		Non-interest
	Total Assets		Interest Income		Interest expense		income		expense

	(EUR in		(EUR in		(EUR in		(EUR in		(EUR in
	thousands)%		thousands)%		thousands)%		thousands)%		thousands)%
December 31, 2002:
Banking-Greek	42,387,350	76.7%	1,688,403	69.8%	790,282	67.2%	125,923	13.0%	1,053,779	50.6%
Banking Foreign	10,646,071	19.3%	663,546	27.5%	369,592	31.5%	115,660	12.0%	211,758	10.2%
Investment banking	441,695	0.8%	16,172	0.7%	15,029	1.3%	39,152	4.1%	15,779	0.8%
Global Investment & Private Banking	72,356	0.1%	391	0.0%	—	0.0%	22,106	2.3%	5,176	0.2%
Investment Activities	187,153	0.3%	6,287	0.3%	61	0.0%	(55,117)	(5.7)%	18,912	0.9%
Insurance	1,054,717	1.9%	31,201	1.3%	—	0.0%	663,617	68.7%	717,423	34.5%
Other-Greek(1)	425,470	0.8%	8,254	0.3%	28	0.0%	53,422	5.5%	58,461	2.8%
Other Foreign	31,405	0.1%	2,444	0.1%	31	0.0%	509	0.1%	894	0.0%

Total	55,246,217	100%	2,416,698	100%	1,175,023	100%	965,272	100%	2,082,182	100%

[Additional columns below]

[Continued from above table, first column(s) repeated]

					Revenue
	Net		Depreciation		from
	income	Income	and		transactions
	before	Tax	amortization		with other	Extraordinary
	taxes	Expense	expense		segments	Item

	(EUR in	(EUR in	(EUR in		(EUR in	(EUR in
	thousands)	thousands)	thousands)%		thousands)	thousands)%
December 31, 2002:
Banking-Greek	(145,102)	19,206	83,466	68.3%	248,606	48,228	50.2%
Banking Foreign	171,163	(22,207)	21,513	17.6%	(77,472)	—	0.0%
Investment banking	24,516	(1,437)	927	0.8%	8,957	—	0.0%
Global Investment & Private Banking	17,321	(904)	137	0.1%	332	—	0.0%
Investment Activities	(67,803)	(5,121)	5,826	4.8%	4,444	—	0.0%
Insurance	(22,605)	2,083	6,046	4.9%	14,196	47,877	49.8%
Other-Greek(1)	1,976	(6,867)	4,277	3.5%	16,085	—	0.0%
Other Foreign	1,908	210	86	0.0%	3	—	0.0%

Total	(18,626)	(15,037)	122,278	100%	215,151	96,105	100%

(1)	Included in Other-Greek are mutual fund operations, as well as non-financial services subsidiaries in Greece.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 38:     EMPLOYEE BENEFIT PLANS

a)   Defined Contribution Plans Covered by Greek Law 2084/1992

      The Group sponsors pension plans governed by Greek Law 2084/1992, which encompasses or amends certain provisions of laws 1902/1990 and 1976/1991. Certain large employers in Greece, including the Bank and several of its subsidiaries, operate employee pension plans rather than participating in state-sponsored social security schemes. These plans, described below, have contribution rates and benefit schemes that are established by and may only be adjusted by certain ministries of the Greek government. As such, these plans are controlled by the Hellenic Republic and substitute for standard Greek social security retirement benefits typically available to employees in other Greek companies. The plans also have deficit funding responsibilities as described below that may change in the future by legislative action. The funding deficits described below refer to situations whereby the plan assets, including current year contributions, of a period are not sufficient to pay benefits in the same period.

      In 1992, the Greek Parliament passed Law 2084/1992 which, considering the provisions of other laws mentioned above, limits the Group’s obligation to fund these “main plan” deficits up to the funding deficits which existed in 1992 for each plan. The effect of the change in legislation was to limit the Group’s funding obligations to the standard contributions set out by the Ministry of Labor and Social Security plus each fund’s deficit as of 1992.

National Bank of Greece Main Pension Plan

      The Bank’s Main Pension Plan provides for defined contributions to be made by the Bank at a rate of 24.7% in 2000, 25.6% in 2001 and 26.5% in 2002 of the employee’s salary. Such contributions totaled approximately EUR 82.76 million, EUR 87.45 million and EUR 87.89 million in 2000, 2001 and 2002 respectively. In addition, the Bank must fund amounts up to EUR 25.24 million per annum for any funding deficits, to the extent that any funding deficit occurs in that year. Current projections indicate that such funding deficits will arise again in 2008 and thereafter. The opinion of the Bank’s legal counsel is that, in accordance with Greek Law 2084/1992, annual funding deficits above EUR 25.24 million are not the responsibility of the Bank. Employee contributions are 11% of their salary. The benefits paid are determined by a formula, which takes into account years of service with the Bank and the employee’s final salary. The annual pension after 35 years of service is approximately 80% of final pensionable pay. Final pensionable pay is typically less than 75% of actual pay. Subsequent to the merger of the Bank with ETEBA in December 2002, all ETEBA’s employees joined the Bank’s main pension plan.

Plans previously reported as Defined Benefit Plans

      The following plans, which were previously accounted for as defined benefit plans, are accounted for in 2002, either as a defined contribution plan or a plan no longer sponsored by the Bank. In the opinion of the Group’s legal counsel, following the enactment of Law 3029/11.07.2002, on “Reform of the Social Security System”, the Group is under no obligation to cover possible future plan deficits for certain plans which were previously accounted for as defined benefit plans. Under the provisions of Law 3029/11.07.2002, the Greek State shall undertake the obligation to fund the deficits of these plans. This change resulted in a loss of Euro 38,3 million, which has been accounted for as extraordinary item.

National Bank of Greece Lump Sum Benefit Plan

      The Bank prior to 2002 made contributions to a benefit plan, which provides for a lump sum to be paid upon retirement, equal to 14.5 times final pensionable pay multiplied by a service-related percentage. The percentage is 175% after 20 years’ service, and 270% after 35 years’ service. For individuals who joined after January 1, 1993 a benefit of 70% of the average of the final five years’ pensionable pay multiplied by years of service will be paid. Accrued benefits are also paid on an earlier date in the event of death or disability. According to Law 2084/92,

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the Bank is no longer required to make contributions to this plan and pursuant to the provisions of Law 3029/11.07.2002 discussed above, as of July 11, 2002 this is no longer a plan sponsored by the Bank.

      Ethniki Hellenic General Insurance Company (“EH”) Main Pension Plan

      The Group’s insurance company contributes to a main pension plan, which provides for a monthly pension and a lump sum to be paid upon retirement. The benefit structure, as relates to the pension, is similar to that provided under the Bank’s main plan. The lump sum benefit equals final monthly pay multiplied by years of pensionable service. Accrued benefits are also paid on an earlier date in the event of death or disability. Pursuant to the provision of Law 3029/11.07.2002 this plan is accounted for as a defined contribution plan starting from the date of enactment of the Law (July 11, 2002).

b)  Defined Contribution Plans Covered by Greek Law 2084/1992 and 2556/1997

      The Group also sponsors auxiliary pension plans governed by Greek Law 2084/1992 as amended by Law 2556/1997, which has the effect of granting control of the plans, except administration, to the Greek government. Similar to the “main” plans above, certain large employers in Greece, including the Bank and several of its subsidiaries, operate auxiliary pension funds rather than participating in state-sponsored auxiliary social security schemes. These plans, described below, have contribution rates and benefit schemes that are determined by certain ministries of the Greek government. As such, these plans are controlled by the Hellenic Republic and substitute for standard Greek employees’ auxiliary social security benefits typically available to employees in other Greek companies.

National Bank of Greece Auxiliary Pension Plan

      The Bank’s Auxiliary Pension Plan provides for defined contributions to be made by the Bank at a rate of 9.0% of the employee’s salary. Such contributions totaled approximately EUR 29.35 million, EUR 31.11 million and EUR 30.73 million in 2000, 2001 and 2002 respectively. Employees contribute at a rate of 3.5% of their salary. The benefits paid are determined by a formula, which takes into account years of service with the Bank and the employee’s final pensionable pay. Final pensionable pay is typically less than 75% of actual pay. Subsequent to the merger of the Bank with ETEBA in December 2002, all ETEBA’s employees joined the Bank’s auxiliary pension plan.

c)   Other Defined Contribution Plans

      The Group makes contributions to other foreign defined contribution pension plans. Group contributions total approximately EUR 1.76 million, EUR 1.17 million and EUR 1.4 million in 2000, 2001 and 2002 respectively.

d)  Defined Benefit Pension Plans

      In addition to the plans discussed above, the Bank and its subsidiaries sponsor as is common in Greek companies, other pension plans covering substantially all employees, some of which are similar to the main and auxiliary plans discussed above but do not have legally limited funding responsibilities. The pensions vary in their specific features, but most are contributory, final pay and accumulated years of service-based defined benefit plans. The funding policies vary slightly but typically include employee and employer defined monthly contributions in accordance with Greek laws regarding such plans. Plan assets primarily consist of debt and equity securities issued by the Hellenic Republic, its agencies, and other Greek corporations. Some companies within the Group also provide termination indemnities. These are partially financed through internal company accruals. Benefits paid out were EUR 4.70 million, EUR 5.58 million and EUR 2.9 million over 2000, 2001 and 2002 respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Net periodic pension costs for these defined benefit plans include the following components for the years ended December 31:

	2000	2001	2002

	(EUR in millions)
Service cost	17.0	11.2	9.4
Interest cost	43.9	44.4	14.2
Expected return on plan assets	(67.0)	(60.1)	(8.0)
Amortization of actuarial gains	(11.4)	(1.8)	4.4
Amortization of transition obligation	10.5	10.3	4.8
Additional charge for acquisition	—	—	5.4

Net periodic pension cost	(7.0)	4.0	30.2

Admission of new employees and other	(12.6)	—	15.0
Extraordinary charge	—	—	38.3

      The aggregated funding status recognized in the consolidated balance sheet is reconciled below as follows for the years ended December 31:

	2000	2001	2002

	(EUR in millions)
Change in benefit obligation:
PBO, beginning of year	656.1	752.9	809.3
Service cost	17.0	11.2	9.4
Interest cost	43.9	44.4	14.2
Employee contributions	22.0	25.0	5.5
Actuarial gain	33.2	39.7	0.4
Adjustment for disposal and other	32.8	0.4	(540.7)
Benefits paid	(52.1)	(64.3)	(17.3)

PBO, end of year	752.9	809.3	280.8

	2000	2001	2002

	(EUR in millions)
Change in plan assets:
Fair value, beginning of year	749.0	743.9	627.5
Actual return on assets	(20.2)	(97.0)	(4.5)
Adjustment for disposals and other	24.8	0.7	(514.4)
Employer contributions	20.4	19.2	14.5
Employee contributions	22.0	25.0	5.5
Benefits paid	(52.1)	(64.3)	(17.3)

Fair value, end of year	743.9	627.5	111.3
Funded status, end of year	(9.0)	(181.9)	(169.6)
Unrecognized net obligation existing at transition	31.6	21.1	4.8
Unrecognized net loss	(90.8)	113.2	49.3

Accrued benefit cost	(68.2)	(47.6)	(115.5)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The weighted-average assumptions used in determining the projected benefit obligation and net periodic pension cost of such plans at December 31, are as follows:

	2000	2001	2002

Discount rate	6.0%	6.0%	5.5%
Expected return on plan assets	8.0%	7.0%	6.5%
Rate of compensation increase	4.5%	4.5%	4.5%

e)   Post-retirement Benefit Plans Other Than Pensions:

      The Group also sponsors benefit plans, which provide for various health benefits including post-retirement health benefits. The funding policies vary slightly but typically include employee and employer defined period contributions in accordance with Greek laws regarding such plans. Plan assets primarily consist of debt and equity securities.

Post-Retirement Benefit Plans Other Than Pensions previously accounted for as Defined Benefit Plans

Ethniki Hellenic General Insurance Company Health Plan (T.A.P.A.E.) and National Bank of Greece Health Plan (T.Y.P.E.T.)

      The above post-retirement health plans, which were previously accounted for as defined benefit plans, are accounted for in 2002, as defined contribution plans. In the opinion of the Group’s legal counsel, following the enactment of Law 3029/11.07.2002, on “Reform of the Social Security System”, the Group is under no obligation to cover possible future plan deficits for certain plans which were previously accounted for as defined benefit plans.

      Under the provisions of Law 3029/11.07.2002, the Greek State shall undertake the obligation to fund the deficits of the funds that operate in the form of public Law entities. This provision applies to T.A.P.A.E., and accordingly, this is accounted for as a defined contribution plan starting from the date of enactment of the Law (July 11, 2002).

      In addition, the Law provides a mechanism for the combination of funds operating either as legal entities of private Law such as T.Y.P.E.T. or any other form, providing benefits specifically to banking industry employees. The Law mandates the governing boards of the funds to take the appropriate resolutions and draw the statutes of the combined fund, which will assume the plan assets and liabilities of the predecessor plans as the successor fund. Legal counsel has advised that following the enactment of the Law, the Bank has no legal obligation to contribute to the existing or the combined fund any amounts in excess of its defined contributions of 6.25% of employees’ salaries. Accordingly, T.Y.P.E.T. has also been accounted for as a defined contribution plan starting from the date of enactment of the Law (July 11, 2002).

      This change resulted in a gain of Euro 212.9 million, which has been accounted for as extraordinary item.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Net periodic post-retirement benefit cost included the following components for the years ended December 31:

	2000	2001	2002

	(EUR in millions)
Service cost	9.1	17.0	—
Interest cost	31.8	32.0	0.2
Expected return on plan assets	(11.8)	(11.0)	—
Amortization of actuarial gain	(0.1)	(0.6)	—
Amortization of transition obligation	15.1	13.9	—

Net periodic benefit cost	44.1	51.3	0.2

Other	(2.0)	—	(1.0)
Extraordinary credit	—	—	(212.9)

      The aggregated funding status for other post-retirement benefit costs recognized in the consolidated balance sheet is reconciled below as follows for the years ended December 31:

	2000	2001	2002

	(EUR in millions)
Change in benefit obligation:
APBO, beginning of year	491.7	539.0	639.3
Service cost	9.1	17.0	—
Interest cost	31.8	31.9	0.2
Employee contributions	7.3	—	—
Actuarial gain	10.3	65.1	0.6
Adjustment for overseas consolidation	3.0	(0.1)	(637.0)
Benefits paid	(14.2)	(13.6)	(0.1)

APBO, end of year	539.0	639.3	3.0
Change in plan assets:
Fair value, beginning of year	135.2	136.5	103.7
Actual return on assets	(5.8)	(36.1)	—
Adjustment for consolidation	—	—	(103.7)
Employer contributions	14.0	16.9	—
Employee contributions	7.3	—	—
Benefits paid	(14.2)	(13.6)	—

Fair value, end of year	136.5	103.7	—
Funded status, end of year	(402.5)	(535.6)	(3.0)
Unrecognized net obligation existing at transition	194.8	180.9	—
Unrecognized net loss	24.7	137.2	—

Accrued benefit cost	(183.0)	(217.5)	(3.0)

      The weighted-average assumptions used in determining the post-retirement projected benefit obligation and net periodic pension cost of such plans at December 31, are as follows:

	2000	2001	2002

Discount rate	6.0%	6.0%	5.5%
Expected return on plan assets	8.0%	7.0%	6.5%
Rate of compensation increase	5.0%	4.5%	4.5%

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      These assumptions have a significant effect on the amounts reported above. A sensitivity analysis follows:

	2000	2001	2002

	(EUR in millions)
Effect of a 1% increase in assumed costs:
Effect on service and interest cost	11.2	13.5	0.0
Effect on APBO	99.8	118.3	0.6
Effect of a 1% decrease in assumed costs:
Effect on service and interest cost	(9.7)	(11.7)	(0.0)
Effect on APBO	(87.5)	(103.6)	(0.5)

NOTE 39:     ACCUMULATED OTHER COMPREHENSIVE INCOME

      The components of accumulated other comprehensive income, net of taxes, comprise:

		Unrealized Gains on	Accumulated Other
	Foreign Currency	Available-for-Sale	Comprehensive
	Items	Securities	Income

	(EUR in thousands)
Balance, January 1, 2000	7,451	51,275	58,726
Changes during 2000	3,243	(103,589)	(100,346)

Balance, December 31, 2000	10,694	(52,314)	(41,620)
Changes during 2001	15,630	(5,861)	9,769

Balance, December 31, 2001	26,324	(58,175)	(31,851)
Changes during 2002	(23,691)	(33,866)	(57,557)

Balance, December 31, 2002	2,633	(92,041)	(89,408)

NOTE 40:     POST BALANCE SHEET EVENTS

(a)  Dividends Declared

      On May 9, 2003 at the Annual General Meeting of the Shareholders of the Bank, the shareholders approved a cash dividend of EUR 0.45 per share and a stock dividend of 1 share for every 10 shares outstanding. These new shares were issued on June 9, 2003.

NOTE 41:     RECLASSIFICATION

      Certain amounts in prior periods have been reclassified to conform to the current presentation.

ITEM 19     EXHIBITS

Exhibit
Number	Description of Exhibits

1	An English translation of the Articles of Association of the Bank, as amended with effect from May 23, 2003.
8	Subsidiaries of the Bank.

Signatures

      The registrant hereby certifies that it meets all of the requirements for this filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NATIONAL BANK OF GREECE S.A.
(Registrant)

By:	/s/ APOSTOLOS TAMVAKAKIS

Name: Apostolos Tamvakakis
Title: Deputy Governor

Date: June 27, 2003

CERTIFICATION

I, Theodoros Karatzas, certify that:

1.	I have reviewed this annual report on Form 20-F of National Bank of Greece S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003	/s/ THEODOROS KARATZAS ------------------------------------ Theodoros Karatzas Governor

CERTIFICATION

I, Anthimos Thomopoulos, certify that:

1.	I have reviewed this annual report on Form 20-F of National Bank of Greece S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003	/s/ ANTHIMOS THOMOPOULOS ------------------------------------ Anthimos Thomopoulos Chief Financial Officer

CERTIFICATION

I, Theodoros Pantalakis, certify that:

1.	I have reviewed this annual report on Form 20-F of National Bank of Greece S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003	/s/ THEODOROS PANTALAKIS ------------------------------------ Theodoros Pantalakis Deputy Governor

203

CERTIFICATION

I, Apostolos Tamvakakis, certify that:

1.	I have reviewed this annual report on Form 20-F of National Bank of Greece S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003	/s/ APOSTOLOS TAMVAKAKIS ------------------------------------ Apostolos Tamvakakis Deputy Governor

CERTIFICATION

I, Andreas Vranas, certify that:

1.	I have reviewed this annual report on Form 20-F of National Bank of Greece S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003	/s/ ANDREAS VRANAS ------------------------------------ Andreas Vranas Deputy Governor