Form 20-F
period 2003-12-31
NATIONAL BANK OF GREECE SA
filed 2004-06-25
CIK 1096061

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Commission file number:

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

None

     Number of outstanding shares of each of the Registrant’s classes of capital or common stock as at December 31, 2003, the close of the period covered by the annual report:

255,058,085 Ordinary shares of nominal value €4.50 per share

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

      Historically, Greek law prohibited banks from engaging directly in financial services activities outside their traditional deposit and loan functions. Therefore, specialized financial institutions were established in Greece, each for the provision of a particular type of financial service. A Greek bank that sought to provide multiple financial services to its customers would create several subsidiaries, each a specialized institution within the bank’s integrated group of diverse financial services companies. As a consequence of this historical practice, the Greek financial services sector today is characterized by a group of specialized companies established around a principal bank. National Bank of Greece S.A. is such a principal bank, around which its consolidated subsidiaries are organized.

      All references in this annual report on Form 20-F (the “Annual Report”) to the “Bank” or “NBG” are to National Bank of Greece S.A. on a stand-alone basis and do not include the Bank’s consolidated subsidiaries. The Bank and its consolidated subsidiaries, collectively, are referred to in this Annual Report as the “NBG Group” or the “Group.” References to “NMB” are to National Mortgage Bank S.A., a domestic mortgage bank which was merged into the Bank on October 2, 1998. Also, references to “ETEBA” are to National Bank for Investment and Industrial Development, a domestic investment bank which was a majority-owned subsidiary of the Bank until December 2002, when it was merged into the Bank. All references in this Annual Report to “we,” “us” or “our” are to the NBG Group as a whole.

      References to “DEKA” are to the Public Company for Transferable Securities S.A., a company organized under the laws of the Hellenic Republic, which is wholly owned by the Hellenic Republic and which acts as a holding company for the Hellenic Republic’s equity investments in various Greek companies, including NBG.

Currency and Financial Statement Presentation

      The NBG Group operates in many countries and earns money and makes payments in many different currencies. All references to “Greek drachmas,” “drachmas,” “Drs.” or “GRD” are to Greek drachmas, all references to “$,” “U.S. dollars,” “USD” or “US$” are to United States dollars, all references to “ECU” are to the European Currency Unit of the European Union (“EU”) basket of currencies prior to its replacement by the euro, and all references to “€”, “EUR” or to “euro” are to the lawful currency of the member states of the European Union that have adopted the single currency in accordance with the Treaty Establishing the European Community, as amended by the Treaty on European Union and the Treaty of Amsterdam. References to “EMU” are to the European Economic and Monetary Union. All references to “CDN$” are to Canadian dollars, all references to “R” are to South African rand, all references to “CYP” are to Cyprus pounds, all references to “BGN” are to Bulgarian leva and all references to “ROL” are to Romanian lei.

      Greece adopted the euro as its national currency on January 1, 2001, at which time the drachma ceased to exist as a separate legal currency. From January 1, 2001, the Greek drachma became the national denomination of the euro in Greece and was fixed against the euro at a rate of €1.00 = GRD 340.750. On January 1, 2002, euro bank notes and coins were introduced in the EMU countries and on March 1, 2002, drachmas (and all other national denominations of the euro) ceased to be legal tender and were replaced entirely by euro notes and coins. Financial statements for the NBG Group are therefore expressed in euro in this Annual Report. Financial statements and information for the years ended December 31, 1999, 2000 and 2001 were recorded in Greek drachmas and have been re-expressed in euro, based on the fixed rate of €1.00 = GRD 340.750, to conform to the current presentation.

      Solely for convenience, this Annual Report contains translations of certain euro amounts into U.S. dollars at specified rates. These are simply convenience translations and you should not expect that a euro amount actually represents a stated U.S. dollar amount or that it could be converted into U.S. dollars at the rate suggested, or any other rate. In this Annual Report, the translations of euro amounts into U.S. dollars, where indicated, have been made at the noon buying rate for cable transfers of euro into U.S. dollars of US$1.00 = €0.8327, as reported by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on May 21, 2004. Similar convenience translations, such as translations of Canadian dollars, South African rand, Cyprus pounds, Macedonian denars,

Bulgarian leva and Romanian lei into U.S. dollars, where indicated, have been made at the respective rates of Canadian dollars 1.3734 per US$1.00, South African rand 6.7500 per US$1.00, Cyprus pounds 0.4278 per US$1.00, Macedonian denars 51.5400 per US$1.00, Bulgarian leva 1.4217 per US$1.00, and Romanian lei 48,861.0183 per US$1.00. These are the respective Noon Buying Rates for Canadian dollars and South African rand on May 21, 2004 and, in the case of Cyprus pounds, Macedonian denars, Bulgarian leva and Romanian lei, the fixing rates, for such non-U.S. currencies on May 21, 2004 as announced by their respective central banks.

      The table below sets out the highest and lowest exchange rate between the euro (which replaced the drachma as the currency of Greece on January 1, 2001) and the U.S. dollar, for each of the completed five months preceding the filing of this Annual Report and for the current month, to June 15, 2004:

		Euro

Month	US$1.00 =	High	Low

January, 2004		0.8082	0.7795
February, 2004		0.8053	0.7777
March, 2004		0.8252	0.8010
April, 2004		0.8456	0.8117
May, 2004		0.8473	0.8166
June, 2004 (through June 15, 2004)		0.8333	0.8117

      The table below sets out the average exchange rates between the drachma and the U.S. dollar for each of the two years ended December 31, 1999 and 2000, the period preceding the adoption of the euro as a legal currency. The table also sets forth the average exchange rates between the euro and the U.S. dollar for each of the three years ended December 31, 2001, 2002 and 2003 and for the current annual period through June 15, 2004, as well as the average exchange rates between the ECU and the U.S. dollar for the previous two years. The following exchange rates have been calculated using the average of the Noon Buying Rates for drachmas and euro (or ECUs, as applicable), respectively, during each of the past five annual periods, and for the current period through June 15, 2004.

Annual Period	US$1.00 =	GRD	Euro/ECU

1999		306.2	0.9387
2000		365.9	1.0832
2001		n/a	1.1218
2002		n/a	1.0578
2003		n/a	0.8833
2004 (through June 15, 2004)		n/a	0.8141

Special Note Regarding Forward Looking Statements

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

•   capital spending and financial resources; and

• our anticipated future revenues.

      We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Report might not occur. Any statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future.

      Readers are cautioned not to place undue reliance on such forward-looking statements, which are based on facts known to us only as of the date of this Annual Report.

PART I

ITEM 1     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable.

ITEM 2     OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3     KEY INFORMATION

A.  Selected Financial Data

      The following information as at, and for the years ended, December 31, 1999, 2000, 2001, 2002 and 2003 has been derived from the consolidated financial statements of the Group. These financial statements have been prepared in accordance with U.S. GAAP and have been audited by Deloitte & Touche Hadjipavlou Sofianos & Cambanis S.A. The selected financial and operating data should be read in conjunction with Item 5 in this Annual Report and with the Group’s audited U.S. GAAP financial statements and the notes thereto as at December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 (the “U.S. GAAP Financial Statements”) included elsewhere in this Annual Report.

      The following tables set forth selected financial information for the Group for the years ended December 31, 1999, 2000, 2001, 2002 and 2003.

	Year ended December 31,

	1999(1)	2000(1)	2001(1)	2002(1)	2003(2)	2003(2)

	EUR	EUR	EUR	EUR	EUR	US$

	(in thousands, except per share data)
CONSOLIDATED STATEMENT OF INCOME DATA
Total Interest Income	3,450,242	3,371,888	2,621,310	2,416,698	2,130,333	2,558,344
Total Interest Expense	2,598,776	2,442,589	1,393,113	1,175,023	823,554	989,016

Net Interest Income	851,466	929,299	1,228,197	1,241,675	1,306,779	1,569,328
Allowance for loan losses	(64,881)	(107,348)	(170,786)	(143,391)	(140,543)	(168,780)
Non-interest Income
Profit on disposal and partial disposal of subsidiary undertakings	88,226	87,799	5,313	—	1,731	2,079
Profit/(loss) on disposal of equity investments	202,533	—	—	2,280	(1,343)	(1,613)
Credit card fees	36,963	37,407	46,756	57,400	64,572	77,545
Service charges on deposit accounts	11,915	16,328	24,423	36,198	48,789	58,591
Other fees and commissions	441,027	345,318	305,884	286,627	337,406	405,195
Net trading profit/(loss)	529,250	255,288	(138,348)	(227,443)	111,872	134,349
Net realized gains/(losses) on sales of available-for-sale securities	47,753	41,709	12,353	7,085	(96,057)	(115,356)
Equity in earnings/(losses) of investees	(7,548)	599	(1,086)	5,787	21,748	26,117
Other income	642,465	711,592	801,679	797,338	814,752	978,446

Total non-interest income	1,992,584	1,496,040	1,056,974	965,272	1,303,470	1,565,353
Non-interest Expense
Salaries and employee benefits	731,187	754,654	820,914	887,714	836,902	1,005,046
Depreciation of premises and equipment	53,910	60,215	67,897	80,261	75,612	90,803
Amortization of intangible assets	22,242	62,462	62,580	42,017	30,731	36,905
Loss on permanent diminution in the value of available-for-sale securities	—	—	—	35,537	—	—
Impairment of Goodwill and equity method investments	—	—	—	—	211,613	254,129
Summary other(5)	754,733	864,766	951,240	1,036,653	1,068,507	1,283,184

Total non-interest expense	1,562,072	1,742,097	1,902,631	2,082,182	2,223,365	2,670,067
Income before income tax expense, minority interests, extraordinary item and effect of accounting change	1,217,097	575,894	211,754	(18,626)	246,341	295,834
Extraordinary item(6)	—	—	—	96,105	—	—
Net effect of change in accounting Principle(7)	—	—	29,047	—	—	—
Net income	643,359	372,791	204,974	126,873	127,496	153,112
Net income per share (after extraordinary item and the effect of accounting change)
Basic(3)	1.95	1.21	0.66	0.41	0.40	0.48
Diluted(3)	1.83	1.21	0.66	0.41	0.40	0.48
Net income per share (before extraordinary item and the effect of accounting change)
Basic(3)	1.95	1.21	0.57	0.10	0.40	0.48
Diluted(3)	1.83	1.21	0.57	0.10	0.40	0.48
Cash dividends declared per share(4)	0.95	1.17	1.09	1.10	0.45	0.54

(1)	Certain amounts in prior periods have been reclassified to conform to the current presentation. See Note 40 to the U.S. GAAP Financial Statements included in this Annual Report. Also, certain amounts in prior periods have been re-expressed in euro.

(2)	Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = €0.8327 on May 21, 2004. For information regarding the historical rates of exchange between the euro and the U.S. dollar, refer to “Introduction — Currency and Financial Statement Presentation” in this Annual Report.

(3)	The weighted average number of common shares takes into account the merger of the Bank with National Mortgage Bank in 1998, which contained bonus elements, the stock split in January 1999, the rights issue in May 1999, the capitalization of additional paid in capital in April 2000, the merger of the Bank with ETEBA, our investment banking subsidiary, in December 2002 and the capitalization of reserves in May 2003.

(4)	The cash dividends declared per share information reflects dividends declared and paid in the year indicated in respect of net profits of the previous completed financial year, in accordance with the Bank’s dividend policy. See, below in this Item 3.A, “— Dividends.” This information does not reflect the four-for-one stock split in January 1999, nor does it give effect to the rights issue in May 1999, the capitalization of additional paid in capital in April 2000 or the merger of the Bank with ETEBA in December 2002.

(5)	“Summary other” comprises (i) occupancy expenses, (ii) equipment expenses, (iii) deposit insurance premiums and (iv) other non interest expenses.

(6)	Certain employee benefit plans which were previously accounted for as defined benefit plans were accounted for in 2002 and 2003 either as defined contribution plans or plans no longer sponsored by the Bank. See Note 37 to the U.S. GAAP financial statements included in this Annual Report.

(7)	Effective January 1, 2001, the Group changed its method of accounting for derivative instruments and hedging activities to conform to Statement of Financial Accounting Standards No. 133. See Notes 3 and 11 to the U.S. GAAP Financial Statements included in this Annual Report.

	Year ended December 31,

	1999(1)	2000(1)	2001(1)	2002(1)	2003(2)	2003(2)

	EUR	EUR	EUR	EUR	EUR	US$

	(in thousands)
CONSOLIDATED BALANCE SHEET DATA
ASSETS
Cash and due from banks	1,770,715	1,241,236	1,296,306	764,512	789,920	948,625
Deposits with central bank	5,586,515	4,436,100	851,819	203,036	530,424	636,993
Federal funds sold and securities purchased under agreements to resell	145,969	1,774,536	2,121,388	4,744,943	3,458,270	4,153,080
Interest bearing deposits with banks	3,409,294	5,546,362	7,550,807	5,486,932	5,068,936	6,087,350
Money market investments	155,237	130,031	179,984	125,448	92,955	111,631
Trading Assets	10,226,497	13,632,153	15,372,091	15,278,098	13,788,871	16,559,230
Securities:
Available-for-sale, at fair value	2,837,406	2,864,276	3,494,516	3,843,962	5,514,615	6,622,571
Held-to-maturity, at amortized cost	5,360,276	—	—	—	—	—
Loans	14,407,560	17,518,373	20,346,565	20,631,325	22,933,040	27,540,579
Less:Allowance for loan losses	(798,008)	(973,211)	(1,014,927)	(1,011,145)	(1,047,493)	(1,257,948)

Net loans	13,609,552	16,545,162	19,331,638	19,620,180	21,885,547	26,282,631
Summary other assets(3)	3,497,483	3,646,355	4,742,116	5,179,106	4,198,361	5,041,865

Total Assets	46,598,944	49,816,211	54,940,665	55,246,217	55,327,899	66,443,976

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total deposits	37,866,445	38,739,624	41,318,265	40,288,833	42,042,945	50,489,906
Central bank borrowings	280,710	80,018	70,526	6,804	6,804	8,171
Federal funds purchased and securities sold under agreements to repurchase	2,209,385	4,826,371	6,387,482	8,278,892	6,078,897	7,300,225
Long-term debt	252,954	261,975	265,327	813,947	1,171,467	1,406,830
Mandatorily convertible bond issue	119,941	—	—	—	—	—
Summary other Liabilities(4)	4,157,712	4,540,834	5,541,234	4,620,578	4,637,331	5,569,028

Total Liabilities	44,887,147	48,448,822	53,582,834	54,009,054	53,937,444	64,774,160

SHAREHOLDERS’ EQUITY
Common stock	693,250	998,048	1,026,362	1,043,419	1,147,761	1,378,361
Additional paid-in capital	956,023	609,341	368,555	408,058	379,450	455,686
Accumulated other comprehensive income/(loss)	58,726	(41,620)	(31,851)	(89,408)	(2,908)	(3,492)
Treasury stock, at cost	(301,115)	(692,428)	(425,379)	(421,035)	(348,790)	(418,866)
Accumulated (deficit)/surplus	304,913	494,048	420,144	296,129	214,942	258,127

Total Shareholders’ Equity	1,711,797	1,367,389	1,357,831	1,237,163	1,390,455	1,669,816

Total Liabilities and Shareholders’ Equity	46,598,944	49,816,211	54,940,665	55,246,217	55,327,899	66,443,976

(1)	Certain amounts in prior periods have been reclassified to conform to the current presentation. See Note 40 to the U.S. GAAP Financial Statements included in this Annual Report. Also, certain amounts in prior periods have been re-expressed in euro.

(2)	Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = €0.8327 on May 21, 2004. For information regarding the historical rates of exchange between the euro and the U.S. dollar, refer to “Introduction — Currency and Financial Statement Presentation” in this Annual Report.

(3)	“Summary other assets” comprises (i) equity method investments, (ii) goodwill, (iii) software and other intangibles, net, (iv) premises and equipment, net, (v) customers’ liability on acceptances, (vi) accrued interest receivable, (vii) derivative assets, and (viii) other assets.

(4)	“Summary other liabilities” comprises (i) other borrowed funds, (ii) acceptances outstanding, (iii) accounts payable, accrued expenses and other liabilities, (iv) insurance reserves, (v) derivative liabilities and (vi) minority interests.

	Year ended December 31,

	1999	2000	2001	2002	2003

	(%)
SELECTED FINANCIAL RATIOS
Return on assets(1)	1.38	0.79	0.41	0.23	0.23
Return on equity(2)	56.23	24.21	15.04	9.78	9.70
Average equity to average assets(3)	2.43	3.25	2.70	2.40	2.33

(1)	Calculated by dividing net income by average total assets as shown in Item 4.E under the subsection “Average Balances and Interest Rates.”

(2)	Calculated by dividing net income by average total equity. Average total equity is equal to the arithmetical average of total equity at the beginning and at the end of the period, these being the only dates for which the Group has calculated net equity according to U.S. GAAP.

(3)	Calculated by dividing average total equity by average total assets as shown in Item 4.E under the subsection “Average Balances and Interest Rates.”

     Recent financial information regarding the Group is presented under U.S. GAAP in Item 18 of this Annual Report.

Dividends

      The Bank pays dividends out of:

•	distributable profits for the year (i.e. profits net of: a) tax, b) losses carried forward, and c) prior years tax audit differences); and

•	retained earnings, special reserves or ordinary reserves to the extent they exceed the amount required to be maintained by law.

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

      Any distribution of the remainder of the distributable profits must be approved by a “General Meeting of the Shareholders” (the Bank’s annual general meeting, which is referred to in this Annual Report as the “General Meeting”), with ordinary quorum and majority voting requirements, following a proposal of the Bank’s board of directors (which we refer to in this Annual Report as the “Board of Directors” or the “Board”). No distribution can be effected if, on the closing date of the last financial year, the total shareholders’ equity is, or will become after that distribution, lower than the sum amount of the share capital and the reserves, the distribution of which is prohibited by Greek law or the Bank’s Articles of Association. In any event, dividends may not exceed net profits of the last financial year, as increased by distributable reserves, the distribution of which is permitted as resolved at the General Meeting, and profits carried forward from previous years, and as decreased by any loss in the previous financial year and any compulsory reserves required by law or the Bank’s Articles of Association.

      In the event that the obligatory dividend payments equal 35% of the net profits for the year (after the deduction of statutory reserves and any profits resulting from the sale of equity participations that represent at least 20% of the paid-up share capital of a subsidiary company in which the Bank has held an equity participation for at least ten years), the Bank’s shareholders have two options. According to Greek Emergency Law 148/1967, as amended by Greek Law 2753/1999, a majority representing at least 65% of the paid-up share capital may vote to waive this dividend payment at a General Meeting. Undistributed dividends must then be transferred under a special reserve and must be capitalized within four years following the General Meeting. Furthermore, a majority representing 70% of the Bank’s paid-up capital may vote to distribute the lower amount, i.e., 6% of the Bank’s share capital.

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

      On May 9, 2003, at the Bank’s General Meeting, the Bank’s shareholders approved the distribution of a cash dividend in the amount of €0.45 per share with respect to the year ended December 31, 2002. On May 18, 2004, at the Bank’s General Meeting, the Bank’s shareholders approved the distribution of a cash dividend in the amount of €0.65 per share with respect to the year ended December 31, 2003.

      The following table sets forth the actual dividends declared by the Bank for the corresponding periods and the dividends as a percentage of previous year’s net income distributed based on Greek GAAP:

				% of
	Amount	Amount		previous
	of dividends	of dividends	Number of	year’s
	per share,	per share,	shares entitled	net income
Year Ended December 31,	in EUR(1)	in US$(2)	to dividend	distributed

1999	0.95 (GRD 325)	1.12	176,559,813	31.5
2000	1.17 (GRD 400)	1.38	219,034,917	27.4
2001	1.09 (GRD 370)	1.28	228,080,452	28.3
2002	1.10 (GRD 375)	1.29	231,870,986	38.7
2003	0.45	0.53	255,058,085	35.2
2004, through June 10	0.65	0.78	255,058,085	40.6

(1)	The dividends per share for the years ended December 31, 1999, 2000 and 2001 were recorded in Greek drachmas and have been re-expressed in euro, based on the fixed rate of €1.00 = GRD 340.750, to conform to the current presentation.

(2)	Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = €0.8327 on May 21, 2004.

     The number of shares entitled to receive dividends in 2001 did not include the 6,461,096 shares formerly held by the Hellenic Republic, which were issued in relation to the fourth tranche of the Mandatorily Convertible Bonds, which were converted on November 15, 2000, were subsequently purchased by the Bank on December 13, 2000 and ultimately cancelled on May 23, 2001. See Item 5, “Operating and Financial Review and Prospects — Overview — Capital Base.”

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

The Hellenic Republic is Our Principal Shareholder.

      The Hellenic Republic, directly or through DEKA, owns shares representing approximately 7.5% of the issued share capital of the Bank. This represents a considerable decrease in the Hellenic Republic’s percentage of direct control of the Bank’s issued share capital compared to 12.2% as at June 9, 2003. It should be noted that on July 15, 2003, the Hellenic Republic repurchased an additional 16,016,749 shares — or 6.3% of the Bank’s issued share capital — from Hellenic Finance S.C.A. pursuant to a put option agreement. The level of state participation in the Bank on that date stood at 18.5%. In October 2003, the Hellenic Republic sold through a private placement (via a bookbuilding process) 28,050,000 NBG shares or 11% of the Bank’s share capital.

      In addition, certain state-related entities (including the Postal Savings Bank and the Deposit and Loans Fund), primarily pension funds (most of whose boards of directors are appointed by the Hellenic Republic), own shares representing approximately 19.0% of the issued share capital of the Bank. See Item 7.A, “Major Shareholders and Related Party Transactions — State Interests”and Item 10.J, “Additional Information — Relationship with the Hellenic Republic.”

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

      Legislation has been passed requiring the Governor of the Bank to be nominated directly by our Board of Directors, as opposed to being nominated by the Greek government, as used to be the case. However, if there is a change in the government of Greece, we cannot assure you that members of the Bank’s current senior management will continue to serve in their present capacities or that our commercial initiatives and policies will be continued. For example, a general election was held in Greece on March 7, 2004, in which Kostas Karamanlis, the leader of the New Democracy party, was elected Prime Minister, replacing Kostas Simitis of the Socialist party. Following the elections, the senior management of the Bank, including the Governor and Deputy Governors was changed.

Group Initiatives Aimed at Increasing Our Profitability May Not Be Successful.

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

We Could Have Significant Pension Liabilities in the Future.

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

      Legislation passed in 1992 provides that certain Greek companies, including the Bank, are not liable for the annual operating deficit of their company-specific main pension funds beyond the amount of 1992 deficits. The Bank’s Main Pension Plan had an aggregate GRD 8.6 billion or €25.2 million deficit in 1992. As a result, under the 1992 legislation, the Bank will not be responsible for any future operating deficit over GRD 8.6 billion or €25.2 million per annum with respect to its Main Pension Plan (after possible further readjustment on the basis of the consumer price index). In addition, the Bank and several of its subsidiaries offer certain other post-retirement benefit plans, including medical benefit plans. Actuarial studies show that many of these plans could have an operating deficit in the future, although the Bank believes it has no current legal obligation to make up such deficits. Under the provisions of Greek Law 3029/2002, the Hellenic Republic has undertaken to fund the deficits of plans that operate in the form of public law entities, including the Bank’s Main Pension Plan. However, there can be no assurance that further reforms will not be effected, or that future changes to the law will not require the Bank or certain subsidiaries to make higher contributions or provide funds to cover current or future operating deficits of the various pension plans above existing limits. See Note 37 to the U.S. GAAP Financial Statements included in this Annual Report.

We Face Significant Competition from Greek and Foreign Banks.

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

      The introduction of the single European currency in Greece in 2001, and the subsequent circulation of euro notes and coins from January 1, 2002, has removed a barrier to entry by other European banks and financial service providers in the Greek market and, therefore, may expose the Group, together with other Greek banks, to increased competition. Foreign banks may offer more competitive deposit and lending rates than those traditionally offered by the Group. To compete with foreign banks for certain deposit and loan customers, the Bank may experience commercial pressure to offer more attractive deposit and lending rates which may have a negative effect on our profits. It is possible that increased competition from foreign banks may have a material adverse effect on our financial condition and results of operations.

Our Ability to Reduce Staff is Limited.

      Part of our strategy is to increase profitability by making our operations more efficient. Our ability to reduce staff, in order to improve efficiency and reduce our cost base is limited by:

•	Greek labor laws;

•	our long-standing practice of dismissing employees only “for cause;” and

•	our desire to maintain good relations with our employees.

      As a result, we have depended, and will continue to depend, on hiring restrictions and attrition to achieve staff reductions. In 2003, the Bank made a total of 220 new hirings. During the year, 296 individuals retired from the Bank. As a result, the total staff of the Bank was reduced by 76 employees (or 0.5% of the Bank’s staff). Staff in our international subsidiaries was increased by 693 employees during 2003, attributable principally to the acquisition of Banca Romaneasca. We cannot assure you that we will be able to reduce our staff to levels that will contribute to improved profitability.

We Have No Formal Contracts with Senior Management.

      The Bank and most of its subsidiaries do not have formal contracts with certain members of their senior management, including the Governor and the Deputy Governors of the Bank (who are elected as directors at the Bank’s annual shareholders’ meeting for a three-year term). The Hellenic Republic, as our dominant shareholder, has the power to significantly influence the election of members of the Board. The salaries of the Governor and the Deputy Governors of the Bank are subject to approval at each annual shareholders’ meeting. Other than salary, all other terms of employment are provided for by Greek law. In particular, senior management of the Bank has no obligation to provide their services for a fixed term. Nothing prevents them from moving to a competing bank or financial services company on short notice. Our business could suffer from the loss of certain key senior managers.

Our Delinquent Loans in Greece Are Not Considered Non-Performing Until Later Than Would Be the Case in the United States.

      Until January 1, 2002, the Bank ceased to accrue interest on residential mortgages in Greece when they were delinquent for 360 days. This period was reduced to 180 days following new rules enacted by Greek Law 2937/2001 that took effect from that date. In respect of commercial loans in Greece, we cease to accrue interest on such loans when they are delinquent for 180 days, and on consumer and credit card loans, when they are delinquent for 100 days (i.e. 90 days plus a 10-day grace period). In each case, this is longer than would be the case if such loans were extended in the United States where loans are generally considered non-performing if they are delinquent for 90 days.

Non-performing loans have had a negative impact on our operations and may continue to do so.

      Non-performing loans continue to negatively impact our operating results, as they have in the past. Non-performing loans represented approximately 6.0% of our total loan portfolio as at December 31, 2003. Our level of non-performing loans is significantly higher than that of many other banks in the EU. Key factors that have historically contributed to our high level of non-performing loans include:

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

      To improve the overall quality of our loan portfolio, we have enhanced our methods of providing for losses inherent in our portfolio and increased the level of write-offs we take for non-performing loans. We began gradually introducing revised credit approval and monitoring procedures in 1998 to help improve the quality of our loan assets and mitigate against future non-performing loans. These new procedures focus on the borrower’s cash flow and ability to repay. However, we cannot assure you that these credit approval and monitoring procedures will reduce the amount of loans that become non-performing in the future, or that these future non-performing loans will not have a material negative impact on our operating results in future periods. In addition, a downturn in the global economy is outside our control and would likely result in a higher proportion of non-performing loans. See Item 4.E, “Selected Statistical Data — Credit Quality — Non-Performing Loans, Loan Loss Provisions and Loan Loss Experience.”

Political and economic developments in Greece and abroad could adversely affect our operations.

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

      It is possible that events affecting us, especially in the various regions in which we operate or have significant investments, could occur, which are outside the control even of the Hellenic Republic. For example, our operations in the Former Yugoslav Republic of Macedonia continue to be adversely affected by the political instability in the region and the resulting economic downturn. As at December 31, 2003, 53.7% of our loan portfolio in the Former Yugoslav Republic of Macedonia, virtually all of which is held by Stopanska Banka, our subsidiary in that country, is classified as non-performing and we have made provisions for approximately 39.9% of the total portfolio of Stopanska Banka. We cannot assure you that the percentage of non-performing loans in the jurisdictions, in which we operate including the Former Yugoslav Republic of Macedonia, will not increase or that we will not be required to take further provisions for such loans in the future. In addition, the Romanian economy, where our new subsidiary bank, Banca Romaneasca, operates, continues to show the characteristics of a developing economy. Such characteristics include, among others, a national currency not freely convertible outside the country, reduced liquidity of public and private debt and capital, as well as a high inflation rate. Moreover, the banking industry in Romania is highly influenced by adverse fluctuations of the exchange rate of the ROL against other currencies and the economic conditions. The need for more comprehensive legislation regarding bankruptcy and collateral registration and enforcement, as well as other legislative or fiscal impediments, increase the difficulties with which the Romanian Banks are confronted. Our projections regarding the stability of the Romanian economy mainly depend on the success of the measures taken by the Romanian Government, in this respect.

      Moreover, we cannot assure you that other such events and forces outside of our control in the jurisdictions in which we operate and/or invest will not similarly have a negative effect on our financial condition or results of operations.

Changes in Greek legislation may have a negative effect on our financial condition or results of operations.

      Our financial condition or results of operations may be adversely affected by changes in the legal framework under which the Greek banking industry operates. The Greek government considers amending the existing legislation and restricting retroactively the compound interest charged on sums overdue to banks operating in Greece. The Bank’s financial results may be negatively impacted should this law be enacted.

Exchange rate fluctuations could have a significant impact on the value of our shares.

      The market price of the Bank’s shares traded on the Athens Exchange (which is referred to in this Annual Report as the “ATHEX”) is denominated in euro. Fluctuations in the exchange rate between the euro and other currencies may affect the value of the Bank’s shares or ADRs in the local currency of investors in the United States and other countries that have not adopted the euro as their currency. For example, although the Bank’s ADRs are traded in U.S. dollars, the underlying shares are traded in euro and exchange rate fluctuations between the euro and the U.S. dollar may affect the trading price of the Bank’s ADRs. Additionally, cash dividends on the Bank’s shares are paid in euro and, therefore, are subject to exchange rate fluctuations when converted to an investor’s local currency, including U.S. dollars.

      The euro’s value against the U.S. dollar increased by approximately 8.3% between its inception on January 1, 1999 and December 31, 2003. Subsequently, the euro has depreciated against the U.S. dollar by approximately 6.5% to May 11, 2004. Weakness or volatility of the euro against other currencies, such as the U.S. dollar, could have a significant impact on the value of the Bank’s shares.

The ATHEX is less liquid than other major exchanges.

      The principal trading market for the Bank’s shares is the ATHEX. The ATHEX is less liquid than major markets in Western Europe and the United States. As a result, shareholders may have difficulty assessing the past performance of the shares based on the Bank’s prior trading record on the ATHEX. In 2003, average daily trading value on the ATHEX was approximately €141 million, while in the first three months of 2004 it was approximately €181 million.

      As at December 31, 2003, the aggregate market value of all shares listed on the ATHEX was approximately €84.5 billion. The market value of the Bank’s shares listed on the ATHEX on that date was €5.3 billion, representing approximately 6.3% of the capitalization of all companies listed on the ATHEX. We cannot make assurances about the future liquidity of the market for the Bank’s shares.

Our share price has been, and may continue to be, volatile.

      The market price of the Bank’s shares has been subject to volatility in the past, and could be subject to wide fluctuations in response to numerous factors, many of which are beyond our control. These factors include the following:

•	actual or anticipated fluctuations in our operating results;

•	the condition of the Greek economy and the economies of the other countries that have adopted the euro as their currency pursuant to EMU;

•	potential or actual sale of large numbers of the Bank’s shares into the market including by the Hellenic Republic;

•	our competitors’ positions in the market;

•	changes in financial estimates by securities analysts;

•	conditions and trends in the banking sector in Greece and elsewhere in Europe;

•	our earnings releases and the earnings releases of our competitors; and

•	the general state of the securities markets (with particular emphasis on their Greek and financial services sectors).

      The Greek stock market in general has been quite volatile. For example, during the period from January 1, 2003, through December 31, 2003, the ATHEX Composite Index increased by 29.5%. Additionally, during the period from January 1, 2004 to May 31, 2004, the same index increased by 7.1%. Investors may not be able to trade large amounts of shares during or following periods of volatility.

Regulation of the Greek banking industry is changing.

      Regulation of the banking industry in Greece has changed in recent years pursuant to changes in Greek law, largely to comply with applicable EU directives. In addition, the Bank of Greece, the central bank in Greece, has in recent years introduced regulatory changes in the Greek banking sector. In January 1999, the Bank of Greece introduced new provisioning policies that require Greek banks to make specific provisions depending on the status and the type of a given loan and the number of days the loan has been in arrears. These provisioning policies were amended in January 2003 and generally require, with effect from June 2003, Greek banks, including the Bank, to increase their provisions for capital adequacy purposes. We cannot predict what regulatory changes may be imposed in the future, either as a result of regulatory initiatives in the European Union or by the Bank of Greece. If we are required to make additional provisions or increase our reserves, as may result from the proposed New Basle Capital Accord (discussed below) and other potential regulatory changes, this could adversely affect our results of operations.

We may incur costs as a result of our transition from Greek GAAP to International Financial Reporting Standards.

      Law 2992/2002, enacted in March 2002, requires Greek companies that are listed on the ATHEX, such as NBG, to prepare financial statements in accordance with International Financial Reporting Standards (also known as “IFRS”). This requirement will take effect from January 1, 2005, according to law 3229/2004. Historically, the Bank has recorded its internal accounts and principal financial statements and submitted its Greek statutory reports in accordance with Greek GAAP. It is anticipated that the transition from Greek GAAP to IFRS will require us to incur certain one-off costs in connection with internal accounting system changes and retraining of the Bank’s accounting and auditing personnel.

Our capital adequacy requirements may change as a result of the New Basle Capital Accord.

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

      In 1996, the Basle Committee amended the 1988 Basle guidelines in order to address market risk, such as foreign exchange and interest rate exposures. In April 2003, the Basle Committee released its third consultative paper on the new capital adequacy standards in order to overhaul the existing regime, contemplating a “New Basle Capital Accord.” The New Basle Capital Accord proposals currently include diverse methodologies for the calculation of capital requirements in respect of credit risk and the newly introduced operational risk (the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events). The New

Basle Capital Accord is currently expected to be finalized by the Basle Committee by the end of 2004 and to become effective in the various countries that participate in the Basle Committee at the end of 2006. If New Basle Capital Accord proposals are fully adopted by the European Union, the Bank may be required by its regulators to maintain higher levels of capital, which could decrease our operational flexibility and may increase our financing costs. Consequently, we cannot assure you that the New Basle Capital Accord will not have a material adverse effect on our financial condition or results of operations in the future.

Preemptive rights may not be available to U.S. holders of shares or ADRs.

      Under Greek law and our Articles of Association, prior to the issuance of any new shares, we must offer holders of our existing shares preemptive rights to subscribe and pay for a sufficient number of shares to maintain their existing ownership percentages. These preemptive rights are generally transferrable during the subscription period for the related offering and may be quoted on the ATHEX.

      U.S. holders of shares or ADRs may not be able to receive (and trade) or exercise preemptive rights for new shares or for shares underlying ADRs unless a registration statement under the U.S. Securities Act of 1933, as amended (which is referred to in this Annual Report as the “Securities Act”) is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement with respect to these shares or ADRs will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling U.S. holders of shares and ADRs to exercise their preemptive rights and any other factors we may consider appropriate at the time.

      If U.S. holders of shares or ADRs are not able to receive (and trade) or exercise preemptive rights granted in respect of their shares or the shares represented by their ADRs in any rights offering by us then they might not receive the economic benefit of such rights. In addition, their proportional ownership interests in NBG will be diluted.

ITEM 4     INFORMATION ON THE COMPANY

A.  History and Development of the Company

      National Bank of Greece S.A. was founded in 1841 and incorporated as a société anonyme pursuant to Greek law as published in the Greek Government Gazette number six on March 30, 1841. Its current corporate form will expire on February 27, 2053 but may be further extended by a resolution of the General Meeting of Shareholders. The Bank is incorporated and domiciled in Greece and has been listed on the ATHEX since 1880. The Bank’s headquarters and its registered office are located at 86 Eolou Street, 10232 Athens, Greece. The telephone number of the Bank is 011-30-210-334-1000. The Bank’s agent for service in the United States is Thomas O’Brien at Atlantic Bank of New York, 960 Avenue of the Americas, New York, NY 10001.

      In its 163 years of operations, the Bank has expanded on its commercial banking business by entering into related business areas. That expansion has produced the large, diversified financial services group that today comprises the NBG Group. As part of its diversification, the Bank founded the Ethniki Hellenic General Insurance Company in 1891 and National Mortgage Bank of Greece S.A. (“NMB”) in 1927. For a significant period, the Bank, in addition to its commercial banking activities, was responsible for issuing currency in Greece, until the establishment in 1927 of the Bank of Greece as the central bank. The Bank expanded its business further when, in 1953, it merged with Bank of Athens S.A. pursuant to a royal decree. On October 2, 1998, the Group merged NMB into the Bank to enhance revenue generation, realize cost-saving efficiencies and provide more integrated mortgage lending services to the Bank’s customers.

      Until the second half of the 1980s, the Greek banking sector was highly regulated. During that period, banks in Greece were obligated by the Hellenic Republic to invest approximately 40% of their drachma deposits in low-yielding Greek treasury bills and observe substantial restrictions on foreign exchange activities. Moreover, the Bank of Greece established more favorable interest rates for certain borrowers as a means of promoting the Hellenic Republic’s industrial and economic development policies. At the same time the Hellenic Republic encouraged state-controlled banks, such as the Bank, to adopt lending procedures to further support its economic development policies.

      Regulatory reform in the Greek banking sector was introduced between 1985 and 1987, which began a process of significant liberalization. This process continued due to the implementation of EU directives in the early 1990s, which further deregulated the domestic financial markets. These changes permitted a significant expansion of business activities into new sectors, such as capital markets, asset management, consumer lending and mortgage lending while introducing increased competition for the Bank from other domestic and foreign private banks.

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

      In keeping with our strategy of expanding our presence in the Balkans, we acquired Banca Romaneasca in Romania in October 2003. This acquisition follows on the expansion of our banking activities in the Balkans through the acquisitions in 2000 of Stopanska Banka a.d. (which we refer to in this Annual Report as “Stopanska Banka”) in the Former Yugoslav Republic of Macedonia and United Bulgarian Bank (also referred to in this Annual Report as “UBB”) in Bulgaria.

      We have also expanded our operations in the United States through several selective acquisitions. In November 2003, we acquired the New York branch of Allied Irish Bank, which specializes in retail banking, for US$14.3 million. In May 2002, we acquired, for US$67.3 million, Yonkers Financial Corp., which specializes in retail banking and mortgage loans, with nine branches in New York State. These acquisitions were made through Atlantic Bank of New York. Atlantic Bank of New York anticipates that these acquisitions will enable it to expand its customer base and enhance its services to small- and medium-sized enterprises (“SMEs”). These acquisitions follow on the expansion of our brokerage and asset management activities in the United States through the acquisitions in 2000 of Newbrook Securities, Inc., a U.S. registered broker-dealer, and Newbrook Capital Management, Inc., an asset management company, which subsequently were renamed NBGI Securities, Inc. and NBGI Asset Management, Inc., respectively, to reflect their affiliation with the NBG Group.

      Although we intend to expand principally through organic growth, we expect nevertheless to continue to evaluate acquisition, joint venture and partnership opportunities as they may arise. We continue to believe in the importance of creating a strong domestic financial institution with a strong European strategy, endowed with the appropriate management, capital, procedural soundness and well-developed infrastructure to fulfill its mission.

      The table below sets out the Bank’s principal items of capital expenditure for 2001, 2002 and 2003.

	Year ended December 31,

Type of Capital Expenditure	2001		2002		2003

	(EUR in thousands)
Interests in other companies	3,868		28,198	(1)	61,380	(3)
Information technology and other electronic equipment	56,299		25,263		18,731
Furniture, fixtures and fittings	9,001		3,817		3,626
Other capital expenditures	45,899	(2)	53,137		92,109

Total	115,067		110,415		175,846

(1)	Principally representing participations in share capital increases.

(2)	Approximately €9.7 million of other capital expenditures in 2001 are attributable to the construction of an annex to the Bank’s headquarters in Athens. See “Property, Plants and Equipment” in Item 4.D.

(3)	Principally representing the acquisition of Banca Romaneasca and Hellenic Exchanges Holdings SA (HELEX).

     With the exception of our acquisitions of NBGI Securities, Inc. and NBGI Asset Management, Inc. (formerly Newbrook Securities, Inc. and Newbrook Capital Management, Inc., respectively) in January 2000, Stopanska Banka in April 2000, UBB in July 2000, Yonkers Financial Corporation in May 2002 and Romaneasca

in October 2003, all of our principal capital expenditures during the past three financial years were, and those budgeted for 2004 are, domestic in nature.

      In 2003, in connection with the privatization of HELEX (following Decision 27/2003 of the Interministerial Privatization Committee), NBG acquired from the Hellenic Government 6,871,990 HELEX shares at a value of €3.75 per share, while undertaking: i) to allocate, via a public offering, 6,120,734 shares to the other shareholders of HELEX at the price of acquisition (completed on September 17, 2003), and, ii) to retain 90% of its total holding in the company’s share capital for the first two years.

      No third-party financing was, or is expected to be, required in relation to these acquisitions or any of our other capital expenditures.

      Also, as part of a strategy to streamline our operations, we started significant disposals of non-core assets in 1996. We intend to continue to divest non-core equity investments and real estate that are unrelated to our principal financial services businesses, and to commit the released resources to more profitable activities. As part of our program of disposing of non-core assets, we have already made significant domestic divestitures, as summarized by the table below.

		Amount

Type of Divestiture	Group Companies	1999	2000	2001	2002	2003

		(EUR in millions)
Investments(1)	The Bank, ETEBA and Ethniki Kefalaiou	308.1	66.3	12.0	—	32.4
Real Estate(2)	The Bank and Ethniki Kefalaiou	67.5	56.3	104.5	45.0	46.1

(1)	Disposals exceeding €3 million were in the following sectors: hotels and cement in 1999 and real estate and hotels in 2000 and 2001. Limited disposals of non-core equity investments were made in 2001 and none in 2002, due to adverse market conditions. In 2003, disposals exceeding €9 million were made in the cement, metallurgical and real estate sector while approximately €23 million represented the disposal of part of our equity investment in HELEX.

(2)	Represents intensified efforts to divest property that was acquired by the Bank primarily through foreclosure proceedings.

     No public takeover offers for our shares have been made by third parties during the 2003 financial year or the current financial year, as at the date of this Annual Report.

B.  Business Overview

Introduction

      The NBG Group is the largest financial group in Greece in terms of assets, loans and deposits. We also have an international presence, with operations in 17 countries outside Greece on four continents. We offer our customers a wide range of integrated financial services, including:

•	commercial and retail banking services;

•	mortgage lending;

•	investment banking, capital markets, venture capital and advisory services;

•	asset management; and

•	insurance.

      The Bank is the principal operating company in the Group, representing 86.0% of our total assets as at December 31, 2003.

      The Bank’s deposits and other liabilities to customers and financial institutions, as measured under U.S. GAAP, represent 85.4% of our total liabilities as at December 31, 2003. While the Bank conducts most of our banking activities, it is supported by seven overseas banking subsidiaries: Atlantic bank of New York, South African bank of Athens, NBG Canada, NBG Cyprus Ltd., Stopanska Banka ad Skopje, United Bulgarian Bank AD and Banca Romaneasca SA. While intending to continue to enhance our profile in southeastern Europe, particularly in the Balkans, we have in recent years expanded our presence in the United States as well. For example, we acquired Yonkers Financial Corporation, a NASDAQ-listed retail and mortgage lending bank with nine branches in New York State, in May 2002, and also acquired and integrated the retail business New York branch of Allied Irish Bank, in November 2003, both through Atlantic Bank of New York, a subsidiary of the Bank.

      The following table summarizes our relative assets, revenues, net income before tax, income tax expense and depreciation and amortization expense under U.S. GAAP attributable to our banking and other operations, showing the relative contributions of Greek and foreign activities. Our business and revenues are not materially affected by seasonal variations.

											Net
											income	Income	Depreciation
							Non		Non		before	tax	and
	Total		Interest		Interest		interest		interest		taxes and	(expense)/	amortization
	Assets	(%)	income	(%)	expense	(%)	income	(%)	expense	(%)	minority	benefit	expense	(%)

	(EUR in		(EUR in		(EUR in		(EUR in		(EUR in		(EUR in	(EUR in	(EUR in
	thousands)		thousands)		thousands)		thousands)		thousands)		thousands)	thousands)	thousands)
December 31, 2001
Banking — Greek	40,587,075	73.9	1,872,695	71.4	1,095,927	78.7	287,290	27.2	925,295	48.7	138,667	(97,350)	85,250	65.3
Banking — Foreign	11,188,800	20.4	636,548	24.3	271,415	19.5	84,920	8.0	238,685	12.5	151,492	(5,834)	22,811	17.5
Investment Banking	1,334,797	2.4	54,411	2.1	25,581	1.8	60,895	5.8	41,213	2.2	25,506	(3,715)	6,339	4.9
Global Investment & Private Banking	59,234	0.1	1,287	0.0	—	0.0	31,068	2.9	5,817	0.3	26,539	(1,752)	610	0.5
Investment Activities	272,440	0.5	7,922	0.3	1	0.0	(112,855)	(10.7)	13,068	0.7	(118,762)	3,249	1,955	1.5
Insurance	1,141,350	2.1	41,538	1.6	—	0.0	573,754	54.4	623,786	32.8	(8,021)	3,319	4,945	3.8
Other — Greek(1)	339,343	0.6	5,469	0.2	42	0.0	131,478	12.4	54,095	2.8	(4,719)	(13,004)	8,505	6.5
Other — Foreign	17,626	0.0	1,440	0.1	147	0.0	424	0.0	672	0.0	1,052	—	62	0.0

Total	54,940,665	100.0	2,621,310	100.0	1,393,113	100.0	1,056,974	100.0	1,902,631	100.0	211,754	(115,087)	130,477	100.0

December 31, 2002
Banking — Greek	42,387,350	76.7	1,688,403	69.8	790,282	67.2	125,923	13.0	1,053,779	50.6	(145,102)	19,206	83,466	68.3
Banking — Foreign	10,646,071	19.3	663,546	27.5	369,592	31.5	115,660	12.0	211,758	10.2	171,163	(22,207)	21,513	17.6
Investment Banking	441,695	0.8	16,172	0.7	15,029	1.3	39,152	4.1	15,779	0.8	24,516	(1,437)	927	0.8
Global Investment & Private Banking	72,356	0.1	391	0.0	—	0.0	22,106	2.3	5,176	0.2	17,321	(904)	137	0.1
Investment Activities	187,153	0.3	6,287	0.3	61	0.0	(55,117)	(5.7)	18,912	0.9	(67,803)	(5,121)	5,826	4.8
Insurance	1,054,717	1.9	31,201	1.3	—	0.0	663,617	68.7	717,423	34.5	(22,605)	2,083	6,046	4.9
Other — Greek(1)	425,470	0.8	8,254	0.3	28	0.0	53,422	5.5	58,461	2.8	1,976	(6,867)	4,277	3.5
Other — Foreign	31,405	0.1	2,444	0.1	31	0.0	509	0.1	894	0.0	1,908	210	86	0.0

Total	55,246,217	100.0	2,416,698	100.0	1,175,023	100.0	965,272	100.0	2,082,182	100.0	(18,626)	(15,037)	122,278	100.0

December 31, 2003
Banking — Greek	43,317,261	78.3	1,565,583	73.5	535,266	65.0	324,384	24.9	1,182,938	53.2	46,232	(39,394)	72,341	68.0
Banking — Foreign	9,548,696	17.3	514,484	24.2	283,018	34.4	156,298	12.0	251,443	11.3	122,202	(69,400)	23,908	22.5
Investment Banking	288,286	0.5	5,669	0.3	5,031	0.6	42,606	3.3	20,388	0.9	22,856	(7,700)	714	0.7
Global Investment & Private Banking	56,876	0.1	26	0.0	44	0.0	31,914	2.5	6,601	0.3	25,295	(6,981)	190	0.2
Investment Activities	277,683	0.5	6,576	0.3	102	0.0	41,802	3.2	22,876	1.0	25,400	1,561	732	0.7
Insurance	1,188,622	2.1	23,595	1.1	0	0.0	642,391	49.3	690,742	31.1	(24,756)	(13,288)	6,105	5.7
Other — Greek(1)	595,117	1.1	10,783	0.4	93	0.0	62,805	4.7	47,102	2.1	25,593	29,672	2,022	1.9
Other — Foreign	55,358	0.1	3,617	0.2	0	0.0	1,270	0.1	1,275	0.1	3,519	(446)	331	0.3

Total	55,327,899	100.0	2,130,333	100.0	823,554	100.0	1,303,470	100.0	2,223,365	100.0	246,341	(105,976)	106,343	100.0

(1)	Includes insurance and mutual fund operations, as well as non-financial services subsidiaries in Greece.

     According to our internal analysis of publicly available financial statements of Greek commercial banks, the Bank is the largest commercial bank in Greece in terms of assets, deposits, loans and number of branches. As at December 31, 2003, the last date for which such information is available, approximately 28.9% of all deposits with, and approximately 20.2% of all loans made by, Greek commercial banks (excluding specialized credit institutions) were held or made by the Bank. During 2003, the Bank was responsible for approximately 104.8% of the Group’s consolidated net profits for that period.

      We are the most diverse financial services group in Greece. We are a leader in nearly every domestic market segment in which we operate. In addition to our banking activities, we are currently the largest and most active participant by volume in the national electronic dealing system of Greek government bonds. We estimate that we have approximately a 14.6% duration-weighted participation in the primary market while we handle approximately 16.1% of the volume in the secondary market for Greek government securities. As at December 31, 2003, we had approximately €7.7 billion in assets under management, making us one of the largest asset managers in the Greek market.

      We are a leader in providing most other financial services in Greece: we are the largest mortgage lender, the largest insurance operator (in terms of revenues), one of the leading providers of securities trading services and one of the leading Greek underwriters of domestic equity securities and Greek government debt.

      We use a variety of marketing channels to maintain and enhance our market position, including telemarketing (particularly for credit card sales), radio and press advertising and distributing promotional information brochures in our branches. As part of our marketing strategy, we seek to capitalize on our existing relationships with individual customers through cross-selling efforts aimed at increasing such customers’ awareness of other products that are offered by various NBG Group companies. For instance, our mortgage customers are informed of our insurance products, through which they may insure against damage to their property and against events and circumstances that might cause them to default on their mortgage loans. Our marketing strategy also includes indirect marketing, pursuant to which we have entered into agency agreements with retailers, such as automobile dealers, who agree to offer our consumer loan products to their customers in connection with purchases of consumer goods. We have also entered into contractual arrangements with mobile telephone service providers in Greece that enable us to offer to our customers certain banking services, such as balance inquiries, through their mobile telephones. We provide basic banking services over the internet, including transfer of funds between accounts, balance inquiries, bill payments, stock brokerage and subscription to initial public offerings on the ATHEX. Moreover, in keeping with our commitment of developing and exploiting electronic commerce opportunities, we acquired in March 2001 a 15% stake in CosmONE Hellas Marketsite, a business to business platform with the capacity to support on-line auctions of goods and services in Greece, as well as travel and web-community services.

Overview of the Banking Services Sector in Greece

      Historically, Greek law prohibited banks from engaging directly in financial services activities outside their traditional deposit and loan functions. Therefore, specialized financial institutions were established, each for the provision of a particular type of financial service. A Greek bank that sought to provide multiple financial services to its customers would create several subsidiaries, each a specialized institution within the bank’s integrated group of diverse financial services companies. As a consequence of this historical practice, the Greek financial services sector today is characterized by a group of specialized companies established around a principal bank.

      The banking sector has expanded rapidly in recent years, due to both deregulation and technological advances. As at December 31, 2003, there were 44 domestic and foreign banks and other credit institutions operating in Greece (excluding cooperative banks). Domestic banks in Greece can be grouped into one of two principal categories: universal banks (commercial and/or investment banks) and specialized credit institutions.

Universal Banks

      Traditionally, commercial banks have dominated the Greek financial services market. Recently, however, specialized credit institutions have expanded into commercial banking as a result of significant liberalization of the Greek financial services industry, thereby increasing competition in the market. The distinction between commercial and investment banks ceased to exist formally and the Bank of Greece classifies all banks operating in Greece as “universal banks”, with the exception of the Postal Savings Bank and the Deposits and Loans Fund (both of which are owned by the Hellenic Republic).

      There are currently five banks that are controlled, directly or indirectly, by the Hellenic Republic. These comprise NBG, Emporiki Bank, Bank of Attica, Agricultural Bank of Greece (which until 2001 was a specialized credit institution for lending to the agricultural sector, rather than a universal bank) and Investment Bank (the investment banking arm of Emporiki Bank of Greece). However, the recent trend appears to favor privatization of the industry. For example, in 1998, the Greek government privatized the Bank of Central Greece and Creta Bank, in early 1999, Ionian Bank, and, in March 2002, ETBA, an ATHEX listed industrial development bank in which the Hellenic Republic previously owned a majority interest. Additionally, a portion of the Hellenic Republic’s indirect shareholding of General Hellenic Bank was sold to private investors in April 1998 and a majority stake was sold to Société Générale in early 2004. The Bank of Macedonia-Thrace was also formerly state-controlled until the Group and the Hellenic Postal Savings Bank sold 37% of its total equity to Bank of Piraeus, a private commercial bank, in April 1998. In 2000, France’s Credit Agricole purchased a 6.7% interest in Emporiki Bank, which was further increased to 9.0%, in connection with the Greek government’s privatization project, and acquired a right of first refusal to purchase any further stakes that may be privatized in the future.

      Although there are currently 16 private banks incorporated in Greece, there has been a recent trend towards consolidation. For example, Ergobank S.A. and EFG Eurobank S.A. merged in July 2000 to form EFG Eurobank Ergasias. EFG Eurobank Ergasias merged with Telesis Bank in early 2002 and with UnitBank in December 2003. Similarly, Bank of Macedonia-Thrace, Bank of Piraeus and Xios Bank, merged in June 2000, creating the Piraeus Group. The Piraeus Group subsequently acquired a 57.8% interest in ETBA, which was previously a majority state-owned industrial development bank listed on the ATHEX, in March 2002. ETBA was merged entirely into the Piraeus Group in December 2003. In December 2002, NBG merged with ETEBA (the investment banking arm of the Group). In addition, since September 2000, Banco Commercial Portuguese, a Portuguese bank, has been active in the Greek market through NovaBank.

Specialized Credit Institutions

      There are currently two such specialized institutions, following the reclassification of Agricultural Bank of Greece, and Aspis Bank as universal banks in keeping with the expansion of the ranges of their services. The remaining specialized credit institutions are:

•	the Deposits and Loans Fund (which is under the control of the Ministry of Finance and acts as the custodian of property pledged in the name of the Hellenic Republic)

•	the Postal Savings Bank (whose principal activity is the collection of retail savings for financing low risk development and social programs)

      We do not consider the Deposits and Loans Fund or the Postal Savings Bank to be our competitors for commercial banking customers. However, at the end of 2002, the Postal Savings Bank applied to the Central Bank for a commercial banking licence.

Foreign Banks

      There are 21 foreign-owned or incorporated credit institutions that are well established in the Greek banking market. The principal participants in the industry, and the Group’s principal foreign competitors in Greece, include Bank of Cyprus, Citibank, Royal Bank of Scotland, HSBC and Bayerische Hypo-Und Vereinsbank. With the exception of Bank of Cyprus, Citibank and HSBC, the majority of foreign banks operating in Greece have little presence in retail banking services.

Competition

      Domestic universal banks (excluding specialized credit institutions) control approximately 83.3% of total assets in the Greek banking sector, amounting in total to €170 billion as at December 31, 2003, the last date for which such information is currently available, according to our internal analysis of publicly available information.

Foreign banks controlled approximately 9.3% of Greek banking assets at that date, while specialized institutions have a market share of approximately 7.4%, according to the same source.

      According to internal analysis of publicly available information, state-controlled universal banks controlled approximately 50.3% of the Greek universal banks’ total assets as at December 31, 2003. This percentage has been decreasing as a result of privatization projects. Banking margins are expected to come under pressure as competition increases within the market.

      As of April 2002, Greek law allows non-banking institutions, which have the ability to extend credit to consumers in connection with purchases of consumer goods to be established in Greece. These institutions will be in direct competition with universal banks in the consumer credit sector.

      The following table shows the market share of the principal universal banks in Greece in terms of assets loans and deposits as at December 31, 2003, excluding all specialized credit institutions, according to our own internal analysis of published financial statements:

	Year ended December 31, 2003

Bank(1)	Assets	Loans	Deposits

	(%)
National Bank of Greece	28.9%	20.2%	28.0%
Alpha Bank	17.4%	18.2%	16.0%
EFG Eurobank Ergasias	15.4%	15.6%	14.5%
Agricultural Bank of Greece	10.4%	12.4%	12.5%
Emporiki Bank	9.9%	12.3%	11.0%
Piraeus Group	8.2%	10.2%	7.7%

(1)	These figures include 21 domestic universal banks but exclude specialized credit institutions and foreign banks.

     The following table shows the assets, deposits and loans of the Greek banking system as at December 31, 2003, the last date for which such information is currently available, according to our internal analysis of publicly available information:

	Year ended December 31, 2003

	Assets	Loans	Deposits

	(EUR in millions)
Universal Banks
Domestic	169,990	98,618	126,377
Foreign	18,900	10,497	10,892

Total	188,890	109,115	137,269
Other credit institutions(1)	15,127	5,139	9,445

Total	204,017	114,254	146,714

The Bank as a percentage of Total	24.1%	17.4%	24.2%

(1)	These figures include the Deposits and Loans Fund and the Postal Savings Bank.

Banking Activities in Greece

      Most of our banking business is domestic and includes commercial, retail and investment banking. As at December 31, 2003, approximately 78.2% of our total assets were domestic banking-related assets. The Bank conducts the majority of the Group’s banking activities in Greece. As at December 31, 2003, total gross loans (including advances) extended by the Bank domestically stood at €17,755 million, a 14.7% increase over the corresponding figure as at December 31, 2002. The Bank’s domestic operations accounted for 77.4% of the Group’s total lending activities as at December 31, 2003.

      The following table sets forth details of the Bank’s domestic operations (in terms of loans and deposits) as stated at December 31, 2003:

	Loans		Deposits

		% of		% of
	Amount	Total	Amount	Total

	(EUR		(EUR
	in millions)		in millions)
Commercial and Retail(1)	16,766	75.4	30,594	83.5
Public Sector(2)	989	4.5	1,512	4.1
Interbank	4,474	20.1	4,555	12.4

Total	22,229	100.0	36,661	100.0

(1)	Retail includes consumer loans, personal loans, residential mortgages, automobile financing and credit cards.

(2)	Comprising public utilities and entities governed by the public law of the Hellenic Republic.

     We believe that the Bank has a strong competitive advantage in attracting domestic deposits from retail and corporate clients due to the:

•	wide coverage of the Bank’s domestic branch network;

•	prominence of the Bank’s brand name to a large segment of the population; and

•	broad range of services and products the Bank offers.

      The tables below show the increases in domestic loans and domestic deposits attributable to the Bank from December 31, 2001 through December 31, 2003.

Loans

      The significant growth in lending activities in Greece in 2003 relates primarily to retail loans, particularly mortgage lending.

Deposits

      Approximately 12.3% of total deposits and 5.8% of total loans of the Bank’s domestic operations as at December 31, 2003 were in currencies other than the euro.

Distribution Channels

      As at December 31, 2003 the Bank operated throughout Greece through 588 branches, one private banking unit, one unit for financial institutions and nine specialized banking units that deal exclusively with troubled and non-performing loans. As at that date, the Bank’s branches accounted for 18.5% of all branches of banks in Greece, excluding specialized credit institutions. The Bank had 1,233 ATMs as at December 31, 2003, situated mainly in its own branches, but also at other key locations such as supermarkets, metro stations, shopping centers, hospitals and airports. The Bank intends to install 167 additional ATMs by the end of 2004. The Bank has a further 38 temporary, seasonal units to provide services to tourist destinations, plus five foreign exchange bureaus. In addition, the Bank has two “electronic branches”, which are completely automated branches providing foreign exchange in addition to simple ATM access. While electronic branches are still at a pilot program stage, the Bank intends to explore the opportunities for cost saving offered by automated financial services units in the future. We are continuing to develop alternative distribution channels, such as an e-banking platform targeted at both corporate and retail clients. See “Business Overview — Strategy” in this Item 4.B.

      The Bank’s branches are located in almost every major city and town in Greece. Approximately 43% of NBG’s branches are located in Athens, Piraeus and Thessaloniki, which are the major population centers in Greece. The Bank has rationalized the organization of its branch network in order to reduce costs, primarily by centralizing back-office functions to free more employees to work directly with customers. Reorganization of the branch network aims at turning branches into product-focused sales outlets to improve customer service. In addition, the Bank is continuing to consolidate redundant branches in order to maintain equivalent geographic coverage at a lower cost. Having been advised by McKinsey & Co. on improving the structure and functioning of its branch network, the Bank has engaged Planet Ernst & Young, a Greek consultancy and affiliate of the Bank, to advise on the implementation of McKinsey’s recommendations. As a result, we are now operating 224 full banking branches, 305 retail banking branches and 59 core branches on this new banking model and expect that 18 additional branches will be similarly reconfigured, during the course of 2004. As a complement to our branch reorganization program, we are further developing our alternative distribution channels, including internet banking. As at December 31, 2003, we had approximately 50,000 registered internet banking clients, up 75% from 2002.

      The Bank participates in DIAS Interbanking Systems S.A., which currently has 37 banks as shareholder-participants, including NBG. DIAS Interbanking Systems provides such interbank services as check clearing, ATM networking, fund transfers, payroll and pension services for the benefit of customers of the banks that compose its shareholders. The Bank has approximately 2.4 million ATM cards active for use in both its own distribution network and the DIAS network. It also operates approximately 50,000 point of sale (POS) system terminals in Greece at which its debit cards are accepted, of which the Bank installed approximately 18,800 during the course of 2001, approximately 12,500 during the course of 2002 and another 5,000 in 2003.

Commercial banking

General

      The Bank has the largest commercial loan portfolio among all banks in Greece, with approximately 39,000 corporate clients (including SMEs), including most of the largest corporate groups in Greece. As a Group, we are able to offer our corporate clients a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange, insurance products, custody arrangements and trade finance services.

Lending activities

      The Bank lends to all sectors of the economy. As at December 31, 2003, domestic commercial lending (including to the public sector) accounted for 46.0% or €8,166 million, of the Bank’s total domestic loan portfolio. Traditionally, the Bank has focused on lending to large- and medium-sized domestic corporations, especially industrial corporations, which accounted for approximately 10.1% of its total domestic loan portfolio as at December 31, 2003. The Bank has several clients to which it has lent significant amounts; its ten largest individual performing loan exposures totaled €1,850 million as at December 31, 2003, and account for approximately 22.7% of the Bank’s total domestic commercial loan portfolio. The Bank has reoriented its commercial lending activities to target smaller growth companies and more attractive growth sectors of the economy, such as trade and construction. For example, since the beginning of year 2002, customers with up to €1 million corporate turnover are serviced by a specialized lending department for small-sized enterprises and professionals, which provides targeted services such as pre-approved loans. See, in this Item 4.B, “— Retail Banking — Trade Credit.”

      Since 1996, the Bank has been offering more widely:

•	corporate accounts with overdraft facilities;

•	foreign currency loans;

•	variable rate loans; and

•	currency swaps and options (mostly euro-related) for corporate customers.

      The Bank’s lending is primarily in the form of credit lines, which are generally at variable rates of interest with payment terms of up to 12 months. In addition, the Bank provides letters of credit and guarantees for its clients. See Item 5.E “Operating and Financial Review and Prospects — Off Balance Sheet Arrangements”. At December 31, 2002 and 2003, the Bank had outstanding letters of credit and guarantees amounting in aggregate to €2.15 billion and €2.70 billion, respectively. The Bank also offers term loans generally for large corporate and shipping clients, with a maximum maturity of about 15 years. Most loans are collateralized to a certain degree, although there can be significant delays in foreclosing on collateral under Greek law. See Item 4.E, “Assets — Loan Portfolio” and “Credit Quality — Risk Management — Loan Approval Process.”

      Reduced inflation and increased competition in the Greek market have resulted in a significant decline in interest rates over the past few years. While the European Central Bank controls the prime-lending rate, which is the effective minimum interest rate, the Bank has often played a leading role in lowering commercial interest rates in the Greek market. In particular, since December 1999, the Bank has reduced its lending rates and introduced a series of new fixed-rate products in the mortgage lending market, with interest as low as 5.6% for a 15-year facility. The table below sets forth certain key interest rates charged and the savings rate paid by the Bank following the most recent interest rate cuts by the European Central Bank on May 20, 2002, December 10, 2002, March 17, 2003 and June 12, 2003.

	As at	As at	As at	As at
	May 20,	December 10,	March 17,	June 12,
Interest Rate on	2002	2002	2003	2003

Prime lending rate for working capital	6.25%	6.00%	5.90%	5.75%
Prime lending rate for fixed assets	6.50%	6.25%	6.15%	6.00%
Variable rate Mortgages	5.60%	5.60%	5.60%	5.50%
Savings rate	0% – 2.25%	0% – 1.90%	0% – 1.70%	0% – 1.4%
Personal loans	10.20%	9.95%	9.95%	9.95%
Consumer loans	9.50%	9.50%	9.50%	9.25%

      We participate in, advise on and arrange large syndicated loans with both domestic and foreign banks. Generally, those loans finance large domestic and international infrastructure projects and borrowings by large corporations and state-controlled entities. For example, the Bank is participating as co-arranger and underwriter for the financing of the Athens ring-road and the Rion-Antirrion bridge in Greece, the Birmingham Northern Relief Road in Britain, the High Speed Line Railway and the Rijnmond Power Plant in Holland, the Maritsa East Power Plant in Bulgaria and the Stendal Pulp Mill in Germany. NBG International Limited, the Bank’s London-based investment banking subsidiary, also has been active in arranging international syndicated loans. NBG International Limited also serves as an advisor on projects in private sector transactions.

Shipping finance

      Greece is a maritime nation with a long tradition in ship-owning and is one of the world’s largest ship-owning and ship-flagging nations. The Bank has been in the shipping finance sector for decades and is the leading Greek bank, as well as one of the strongest competitors to foreign banks, involved in shipping finance. The Bank has traditionally provided financing for many of the largest Greek shipping companies. Shipping remains an important sector of the Greek economy and the Bank is one of the most active participants in the local market. As at December 31, 2003, outstanding shipping loans were approximately €988.7 million, which represents approximately 5.0% of the Bank’s total loan portfolio.

      The Bank’s shipping finance activities are carried out both through its Piraeus and London branches, the former of which is dedicated exclusively to shipping finance. Loans originated in London now account for 18.8% of the Bank’s loans in this sector. The Bank plans to continue with its strategy of targeting first-tier shipping groups with respect to both its conventional shipping finance and its syndicated loan activities in order to improve quality, spread risk and enhance the profitability of its shipping loan portfolio.

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

      The Bank’s portfolio of loans to the shipping industry has been adversely affected by loans originated in the early 1990s. As at December 31, 2003, 6.6%, or €64.9 million, of the Bank’s loans to the shipping sector were non-performing. Non-performing loans to the shipping sector accounted for approximately 5.7% of the Bank’s total non-performing loans as at December 31, 2003, compared to 8.5% in 2002 and 9.4% in 2001. The Bank has experienced a significant decrease in non-performing loans attributable to this sector following the implementation of new credit controls in 1998. See Item 4.E, “Selected Statistical Data — Credit Quality.” Of the Bank’s ten largest non-performing loan exposures, currently four are to the shipping sector, although most of the Bank’s non-performing loans to this sector originated in the early 1990s. These loans are managed by the Bank’s specialized non-performing loans division.

      The Bank has adopted strategies and procedures to more effectively evaluate shipping credits. Each existing shipping loan is subject to periodic (but at least annual) performance reviews. This approach has shown positive results and the Bank believes that it will result in continued improved performance in this sector in the next few years by limiting the Bank’s exposure to certain segments of the shipping industry currently experiencing adverse conditions. For example, loans related to the ferry business are being restructured in line with declining market conditions, but such loans are secured by mortgages over modern vessels.

Retail banking

General

      All of our retail banking activities in Greece are conducted by the Bank. The Bank offers retail customers a number of types of deposit and investment products as well as a wide range of traditional services and products.

      The following graph illustrates our estimated market share in Greece for certain categories of retail banking activities as at December 31, 2003, the latest date for which official statistics are available.

The Group’s Approximate Retail Market Share in Greece as at December 31, 2003

Sources:    With respect to consumer credit, mortgage loans and deposits, the Group’s approximate retail market share has been calculated on the basis of information published by the Bank of Greece, the Greek central bank. The Group’s approximate retail market share in relation to funds under management is based upon information published by the Union of Institutional Investors.

     The Bank believes that it has significant competitive advantages over other banks offering retail banking services in Greece, including its strong corporate image and name recognition in Greece, its large customer base and its extensive network of branches and ATMs. In addition, the Bank is continuing to develop other channels of distribution such as mobile telephone banking and internet banking. These advantages help the Bank to access the largest and most diverse depositor base in Greece, providing NBG with a large, stable and low-cost source of funding.

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

Products

      The Bank offers a wide range of products for retail customers, including savings accounts, current accounts and time deposits. The Bank expects full implementation of its Customer Relationship Administration system (also known as “CRA”), which is currently operating with respect to its mortgage and consumer loans segments, to improve its services to retail customers. We believe that the CRA system will enhance our cross-selling capabilities by enabling the Bank to target specific retail customers in marketing our complementary products and services as we do for our corporate customers.

Savings and Investment Products

      Our savings and investment products are offered in both euro and foreign currencies. In response to customer demand, the Bank has increasingly begun to offer new investment products with higher yields. These products include repurchase agreements between the Bank and its clients (backed by Greek government bonds), Greek government bonds from the Bank’s proprietary portfolio, guaranteed-principal mutual funds and a wide range of mutual funds and unit trust products provided by Diethniki Mutual Fund Management S.A. See “— Mutual Fund,” below, in this Item 4.B.

Credit Products

Consumer Credit

      The Bank was one of the first institutions in Greece to provide consumer credit. It has continued to expand in the consumer credit sector by offering consumer loans and personal loans through its Consumer Credit Division and credit cards through its subsidiary, National Management and Organization Company S.A. (“NMOC”).

      While consumer credit has existed in Greece since 1972, this sector has grown significantly in recent years. Domestic consumer loans and credit card loans accounted for approximately 15.8% of the Bank’s domestic loan portfolio in 2003, compared to approximately 5.5% of the Bank’s loan portfolio in 1995.

Consumer Loans and Personal Loans

      With effect from June 20, 2003, the Bank of Greece has abolished its prior limits on consumer lending, including the €25,000 and €3,000 ceiling limits on consumer loans for specified goods and personal loans, respectively (pursuant to Act No. 2523/12.06.2003 of the Governor of the Bank of Greece, which amended Act No. 1955/02.07.1991). From that date, credit institutions such as the Bank are free to determine the terms and conditions of their consumer lending in accordance with their own credit control policies and based on customers’ creditworthiness. The Bank, however, classifies retail loans as consumer or personal loans: a consumer loan is any loan undertaken to purchase specific consumer goods, whereas a personal loan is a general loan without a specified purpose. Personal loans generally carry higher interest rates than consumer loans.

      The Bank’s domestic consumer lending increased 419.7% from 1998 to 2003, from €541.2 million to €2,812.3 million as at December 31, 1998 and 2003, respectively. This trend is due primarily to improved economic conditions in Greece, significant decreases in interest rates and increased consumer spending.

      Consumer lending is a potential growth area for the Bank. In conjunction with other NBG Group companies, the Bank has been developing new consumer loan products with more favorable interest rates that target specific consumer needs, such as vacations, home furnishing, car loans and retail revolving credit facilities under which approved customers can withdraw funds as needed, up to the limit of their individual credit facility for personal purposes.

      The loan approval process for all credit card and consumer credit products is centralized and based on a uniform credit scoring system. See Item 4.E, “Selected Statistical Data — Credit Quality — Risk Management — Loan Approval Process.”

Credit Cards

      Despite strong competition, we continue to maintain a leading position in the Greek credit card market. The total number of our active credit cards outstanding and cards approved but not yet issued as at December 31, 2003 was approximately 1,486,000, representing a 35.4% increase with respect to the same date in 2002.

      The Bank, through its subsidiary NMOC, is the main issuer of Mastercards in Greece. The Bank established NMOC in 1972. Since 1998, the Bank also issues VISA cards through NMOC. During the first five months of 2004, a further 50,450 VISA cards and 47,480 Mastercards were issued. In early 2000, the Bank began offering a Gold Mastercard, which was followed in early 2002 by the launch of a Platinum Mastercard, both of which target the executive customer through business-oriented incentives. The Bank’s launch of its Gold and Platinum Mastercards reflects its interest in exploring new products in order to expand its customer base. The Bank has also sought to reach a broader group of customers by increasing offerings of co-branded credit cards (which bear the NBG name as well as that of another entity, such as a supermarket or gas station chain, and are jointly marketed by both entities) and affinity credit cards (which are focused in their marketing towards members of certain organizations and may offer special incentives for charges on those cards, such as a percentage of charges made being donated to a specific charity or group).

Mortgage Lending

      NBG has traditionally ranked first in mortgage lending in Greece and has succeeded in maintaining its leading position in the face of deregulation and intensifying competition. The Bank increased its market share in the second half of 2003 from approximately 25.86% in July to approximately 26.07% in December 2003. We remain strongly committed to developing new distribution channels and expanding our existing ones, including promotion agreements with reputable building, construction and insurance companies, while undertaking cross selling initiatives to take advantage of the large customer base of our Bank. As at December 31, 2003, the Bank’s outstanding mortgage loans amounted to €6,916 million, or 35% of its loan portfolio, compared to €5,640 million at the end of 2002.

      Over the past year, a range of new indexed mortgage products were introduced, priced on the basis of the European Central Bank’s base rate (currently standing at 2%) plus a margin of between 150 and 300 basis points, depending on the prospective customers’ overall credit profile as well as the loan-to-value ratio of the loan. These new products were essentially variations of the new successful “Ethnohousing Privilege” which was introduced in mid-2002. They include two of our top selling products: “Ethnohousing Privilege 1” and “Ethnohousing Privilege Plus”. The former offers a low trigger rate, fixed for the first year (currently at 3.60%), then automatically converts to a variable rate for the remainder of the loan. The latter offers the option of a grace period of up to 12 months, during which no payments by the borrower are made. Interest accrued during the grace period is capitalized and repaid during the remainder of the loan. Indexed loans are mainly aimed at high net worth customers and have helped to increase the average loan amount by approximately 19% in 2003.

      In May 2003, the Bank introduced a new product, “Ethnohousing 1 Subsidized by the Greek State”. This loan carries a fixed rate for the first year, automatically converting to a variable rate for the remainder of the loan. This type of mortgage is aimed at first time homebuyers and offers an interest rate subsidized by the Hellenic Republic for eight years.

      All the Bank’s mortgage loans are now offered with maturities of up to 30 years, except those guaranteed and subsidized by the Hellenic Republic to special minority groups and victims of natural disasters, for which the maturity is determined by law. In 2003 the maturity for many of these loans was increased from 15 to 22 years. Fixed rate loans are offered for periods of up to 20 years.

      Over the last year, we emphasized streamlining the Bank’s mortgage origination and underwriting process, in response to a steadily increasing loan volume. The format of our loan application form was redesigned, making it easier to process electronically and bringing it in line with the credit scoring system already in use by the relevant central department of the Mortgage Credit Division, responsible for the screening and approval of all mortgage applications. In 2003, the Bank’s warehousing facilities were upgraded. A new state of the art storage facility was acquired in central Athens to house all mortgage loan files and each file is now catalogued and monitored electronically.

      The upgrading of a recently acquired loan processing and monitoring software program (known as “IRIS”) has also shortened the credit approval process and facilitated the closer monitoring of mortgage loans.

Trade credit

      In 2002, we established the Trade Credit division to enhance and personalize service offered to our business clients and particularly to increase NBG’s penetration into the professional and small business trade segment. The Trade Credit division administers credit underwriting of loans to professionals and small businesses with turnover of up to €1 million and is part of the Bank’s retail banking operations. It comprises three credit centers in Athens, Thessaloniki and Patras that previously were under the Bank’s Credit Products division. Since its inception, the Trade Credit division has launched new lending products for small business enterprises and professionals, including the “Open Professional Plan “ offering a revolving credit facility to borrow up to 100% of total annual turnover. Additionally, the Trade Credit division offers medium-to-long term loans geared towards medium-term working capital needs or financing of fixed assets, such as equipment and office renovations.

Non-Performing Loans

      The Bank’s management has focused on reducing the level of the Bank’s non-performing loans, defined generally as those loans where principal or interest is more than 180 days in arrears. In recent years, management has taken steps to reduce the level of non-performing loans. A revised policy for writing off non-performing loans, in conjunction with growth in the Bank’s total loan portfolio, has resulted in the level of non-performing loans on our balance sheets declining from approximately 18.3% of total loans as at December 31, 1995 to approximately 5.7% of total loans as at December 31, 2003. The Bank’s previously high level of non-performing loans resulted from several factors in the past, including:

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

      The provision of capital markets and advisory services in Greece has become increasingly competitive, with a number of banks and brokerage houses participating actively in this area. However, we believe that our policy of structural streamlining and our existing presence in the marketplace will enable us to capture a significant share of any growth in the Greek market for investment banking and brokerage services.

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

      In recent years, the Bank has increased its market share in capital markets activities, particularly with regard to public offering activity. Since 2001, the Bank has acted as a global coordinator and lead manager in Greece in all three public offerings of Public Power Corporation S.A., the national electricity company. The Bank and ETEBA have participated as underwriters in 38 of 47 public offerings on the ATHEX in 1999, 44 of 50 such offerings in 2000 and 23 of 24 such offerings in 2001. In 2002, the Bank (and/or ETEBA) was a lead manager or underwriter in 18 of the 20 public offerings in Greece. Some of these offerings were among the most significant domestic and international transactions of the year, including the €370 million international offering of a second tranche of shares as part of the privatization process of the Public Power Corporation S.A., and the €503 million secondary public offering of OPAP, the Hellenic Republic’s lottery company as part of its privatization process. In 2003, the Bank was a lead manager or underwriter in 12 of the 16 public offerings in Greece, including the €627 million international offering of the third tranche of shares as part of the privatization process of the Public Power Corporation S.A., and the €723 million secondary offering of OPAP, the Hellenic Republic’s lottery company as part of its privatization process. Our market share of underwriting, in relation to primary offerings on the ATHEX, amounted to approximately 17.5% of the total equity underwritten in 2001, approximately 15.6% in 2002 and approximately 21.6% in 2003.

      In order to take advantage of investment banking opportunities, the Bank established NBG International Limited (“NBGI”), a subsidiary based in the United Kingdom, in 1996. From its base in London and New York, NBGI has an active debt and equities capital markets business, a brokerage activity and is also active in corporate and structured finance. Through subsidiaries in London and Athens, NBGI has a private equity and venture capital business, consisting of five funds covering Western Europe and South Eastern Europe, as well as specialist areas such as Technology investing and Real Estate.

      During 2003, NBGI participated in the arrangement and structuring of a number of innovative transactions, including Aspis Bank’s first Greek RMBS securitisation, the 10-year Hellenic Republic benchmark bond, the OTE 10-year bond, the NBG Tier I and Hellenic Republic Inflation-Linked bond. NBGI’s team also participated distribution in the two major Greek equity offerings, OPAP, the national lottery and gaming operator, and Public Power Corporation S.A., Greece’s national electricity company. Equities brokerage operations increased by 125% in revenues against an increase of only 40-50% in market volume, reflecting NBGI’s market share. We have taken advantage of synergies between our Capital Markets and Corporate Finance teams working jointly on the Taneo privatization and financing, and the Public Power Corporation S.A. real estate portfolio.

      See, in this Item 4.B, “— Non-Banking Subsidiaries — NBG Venture Capital Management.” The former ETEBA venture capital subsidiaries ETEBA Venture Capital Management Company, ETEBA Emerging Markets Fund Ltd. and ETEBA Estate Fund Ltd. are currently under liquidation.

Stock Brokerage

      National Securities Co. S.A. is the Group’s brokerage arm and is a member of the ATHEX. In recent years, National Securities Co. has hired certain highly-skilled employees and invested in its systems to modernize its operations and to improve internal procedures and controls. Its customers are able to enter stock purchase orders through on-line connections in the Bank’s branch network that allow for rapid execution (subject to market conditions and rules). Over the last three years National Securities Co. has attracted institutional clients in Greece and abroad. It is becoming increasingly active in portfolio management and in secondary market transactions for clients (both retail and institutional) in government securities. As at December 31, 2003, National Securities Co. had a market share of approximately 11.5% by total trading volume on the ATHEX, ranking second in terms of total trading volume, compared with a 16.5% market share held by its largest competitor EFG Securities.

      In 1999, we began brokerage operations in Cyprus through National Securities (Cyprus) Ltd., a company formed in 1998. With a view to containing Group operating costs in Cyprus and enhancing customer service, National Securities (Cyprus) was merged into NBG Cyprus.

      In January 2000, NBG International acquired an asset management company named Newbrook Capital Management Inc. and a U.S. registered broker-dealer named Newbrook Securities Inc. from the Newbrook Group. Following our acquisition of these companies, we renamed them NBGI Asset Management Inc. and NBGI Securities Inc., respectively, to reflect their affiliation with the NBG Group. Their shares are held through an intermediate holding company, NBG International Inc., which had revenues of US$2.2 million for the year ended December 31, 2003.

Custodian Services

      The Bank offers custodian services to its foreign and domestic institutional clients who hold securities listed on the ATHEX. In its capacity as a leading custodian, the Bank, among others, offers trade settlements, safekeeping of securities, corporate action processing, income collection, proxy voting, tax reclamation, brokerage services, customized reporting and regular market flashes and information. The Bank also acts as global custodian to its domestic institutional clients who invest in securities outside Greece.

      The Bank maintains a strong competitive position in the market for custodian services in Greece, acting as an agent for approximately 146 domestic institutional clients (27 mutual funds, 6 investment companies, 1 financial services company, 30 insurance companies and 82 pension funds) and 64 foreign institutional clients (42 active and 22 inactive) including several leading global custodians, as at December 31, 2003. The Bank also offers custodian services to private Greek investors, and had, as at December 31, 2003, approximately 145,000 active custody accounts. The above figure does not include approximately 93,000 customers having only government debt in their portfolio and approximately 141,000 customers maintaining only Mutual Fund Units in their portfolio. The Bank recently improved its custodian operations through a major upgrade of its existing software and systems and continuously invests to meet market developments and further improve the quality of the services it offers to its customers.

Payment services

      The Bank offers payment services to its clients participating in all local interbank payments channels. The Bank is also a member of the Euro interbank channels of TARGET, EBA for Euro 1, Step 1 and Step 2 services. As a member of Step 2, the Bank is the main Greek entry point for Eurozone payments. For payments especially outside the Eurozone, the Bank maintains a global network of correspondent banks. The Bank is currently in the process of implementing a major programme to centralize its payments operations

Mutual Funds

      Diethniki Mutual Fund Management S.A. (referred to in this Annual Report as “Diethniki”) is 100% owned by Group companies and is active in the field of investment products. Diethniki manages 20 mutual funds, which are made available to the Group’s customers through the Bank’s extensive branch network.

      In April 2001, Diethniki began offering a new group of mutual fund products, known as Delos Portfolio Funds. The Delos Portfolio Funds offer a combination of convenience and international investment diversification by allowing our mutual fund customers to invest in an entire portfolio of mutual funds with a single investment decision. There are four portfolios, each designed to be appropriate to the investment needs of one of four risk-tolerance profiles ranging from most conservative to most aggressive. With guidance from our front-office staff, investors choose one of four investment profiles, based on their appetite for risk and their investment horizon, and select the portfolio of mutual funds that is most closely designed to meet their individual investment goals.

      The Bank and Diethniki have been marketing open-ended mutual fund products of the Bank’s subsidiaries to the Greek public since the end of 2001. These products are comprised of NBG International Funds SICAV and NBG Synesis SICAV, which include umbrella funds that offer a broad range of investment options in equities, bonds and money market instruments. At the end of 2003, Diethniki held approximately a 25.3% share of the Greek mutual funds market according to the Association of Greek Institutional Investors although this increased to 25.6% as at March 31, 2004 (based on publicly available information).

      The total value of the funds we have managed since 1999 is illustrated in the chart below:

Total Value of Funds Managed by the Group

      Diethniki’s funds under management increased by 81.5% from €4.2 billion as at December 31, 2002, to €7.7 billion as at December 31, 2003. This significant growth was due, in part, to initiatives taken by the Group resulting in a reduction in time deposits and repos as investors moved towards NBG’s mutual funds, in particular money market funds. In 2003, we launched an integrated fund management system for pension funds and, more generally, institutional investors. The Group today manages two such institutional portfolios: the TAP-OTE pension fund and IKA mutual fund assets.

      Similarly, we sought to boost mutual funds sales and stepped up staff training for purpose. The Sales Promotion Center, which was launched in 2002, has provided support for the sales networks, dealing with an average of 1,000 telephone queries daily.

      In addition, we upgraded our operational systems. For instance, we have launched Bloomberg’s Portfolio Order Management System so that customers can monitor their portfolios more effectively.

      Furthermore, NBG broadened its Delos brand mutual funds product range from 16 to 20. NBG also launched five new mutual funds, which invest their funds in international securities, offering greater diversification and the potential for higher returns.

      The favorable growth environment for asset management operations, alongside our marketing strategy, led to the expansion in the Delos client base by 18,000 unit holders, bringing their total number to approximately 200,000. As a result, we increased our market share in mutual fund management by 8.6% to 25.3% as at December 31, 2003.

      National Investment Company S.A., a subsidiary of the Bank manages a portfolio comprising Greek shares, units in foreign mutual funds, Greek government bonds and treasury bills, foreign securities and domestic and foreign short-term money market investments. As at December 31, 2003, National Investment Company S.A. had €182.8 million in assets.

Private Banking

      Our private banking activities aim to provide high net worth clients with top quality services. To this end we operate specialized private banking units in Athens, Thessaloniki and London.

      In 2003, the foundations were laid for the operation of the new private banking units, with a view to providing our clients with more integrated services. At the beginning of the year, we set up a unit in Athens, where customers can conduct all their business. In June 2003, we launched our International Private Banking unit in London, which offers a broad range of investment products and services. Our Thessaloniki unit has been operating since the end of 2003, with a view to serving the residents of Greece’s second largest city and the rest of northern Greece. The Thessaloniki unit is a pilot unit that may lead to the launch of similar units at other locations in Greece.

      To support our private banking operations we have set up a new computing system known as IMS Plus, which is capable of monitoring the performance of all the investment products in a customer’s portfolio. We are also in the final stages of launching an application that will enable customers to view their portfolios via the internet.

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

      In general, the Bank and its subsidiaries enter into derivatives transactions for hedging purposes or in response to specific customer requirements. The Bank also trades actively on a proprietary basis, primarily in euro-denominated Greek government securities, and to a lesser extent, in the spot foreign exchange market. In recent years, the Bank’s treasury-related activities have represented a significant source of revenues. In 2003, total turnover for foreign exchange trading and money market transactions by the Bank’s central dealing room in Athens was €92.4 billion and €590.4 billion, respectively.

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

Other Financial and Related Services

      We also offer a wide range of other financial and related services directly through the Bank and indirectly through specialised subsidiary companies. These services include:

•	leasing;

•	factoring;

•	consulting and professional training; and

•	real estate management and warehousing.

Leasing

      We began leasing activities in 1990 through our subsidiary, Ethniki Leasing S.A. Ethniki Leasing is active in the leasing of land and buildings, machinery, transport equipment, furniture and appliances, and computer and communications equipment. The company had assets of €301.7 million as at December 31, 2003 and revenues of €14.1 million as at the same date. Another Group company, Interlease a.d., provides leasing services in Bulgaria through its branch in Sofia. As at December 31 2003, Interlease had assets of €57.2 million and revenues of €4.9 million.

Factoring

      We have been offering factoring services since 1996, including domestic factoring services such as debt collection, management and account monitoring and advancing of funds for companies’ outstanding claims. Internationally, we offer export credit, credit risk coverage, monitoring services, management and debt collection services. Factoring services are provided through the Bank’s corporate credit centers, which comprise a specialized division of the Bank. The Bank’s corporate credit centers also provide lending services to small- and medium-sized enterprises, offering a synergistic complement of services to these clients.

Consulting and Professional Training

      Business consultancy services are available through Planet S.A., a business consultancy firm based in Athens in which the Bank holds a 31.7% stake.

      Ethnodata S.A., also a Group company, provides training and development in the area of information systems and software primarily to other companies in the Group. Ethnodata also provides IT consultancy services within the Group and to third parties. In addition, the Bank runs a training center for banking skills for employees of the Bank as well as other banks in Greece and abroad. The Bank’s training center offers training courses and participates in programs funded by the EU.

Real Estate Management

      The Bank currently owns 1,836 real estate units as at December 31, 2003, 1,242 of which are buildings the Bank acquired for its own business purposes or through seizure of collateral on loan foreclosures. In addition, Ethniki Kefalaiou S.A., a wholly-owned subsidiary of the Bank that is engaged in asset and liability management, including asset liquidation, manages 94 properties with an aggregate book value of €36.0 million as at December 31, 2003. Most of these properties have been bought in recent years from the Bank, which acquired them on realization of collateral under non-performing loans. In line with our strategy of streamlining our activities, we intend to continue to dispose of certain non-core real estate holdings through Ethniki Kefalaiou S.A. For the year ended December 31, 2003, proceeds from the sale of land and buildings by the Bank and Ethniki Kefalaiou amounted to approximately €46.1 million.

      We have consolidated the remaining assets in our real estate portfolio that are unrelated to our principal financial services businesses into National Real Estate, which we anticipate will improve the management of our real estate portfolio through economies of scale and will facilitate our profitable development of those properties. See Item 4.D, “Property, Plants and Equipment‘for general information regarding our real estate holdings and Item 4.A, “History and Development of the Company” for information regarding our principal real estate divestitures in recent years.

International Operations

      We operate, as a group, in 18 countries on four continents. Our international network comprises 288 banking units outside Greece, which offer traditional banking services and financial products and services. The Bank has seven commercial banking subsidiaries in seven countries including Stopanska Banka, based in Skopje in the Former Yugoslav Republic of Macedonia, United Bulgarian Bank, with its headquarters in Sofia, Bulgaria and Banca Romaneasca SA based in Bucharest, Romania. In October 2003, the Bank acquired 81.65% of Banca Romaneasca. Banca Romaneasca is a bank with 25 branches in Romania that specializes in servicing small- and medium-sized enterprises. A further 9.21% of Banca Romaneasca’s share capital was acquired in March 2004.

      At the end of 2003, we operated twelve branches in Serbia-Montenegro and established two more branches in that country during the first three months of 2004 in keeping with our plan of gradual and strategic expansion in the Balkans. We intend to increase our presence in the Balkans by establishing one more branch in Serbia-Montenegro, and three more branches in Albania by the end of 2004. We are also planning to establish one more branch in Egypt.

      We have also in recent years expanded our operations in the United States through selective acquisitions. In May 2002, we acquired Yonkers Financial Corporation, a NASDAQ-listed bank, which specialized in retail banking and mortgage loans with nine branches in New York State. In November 2003, we acquired the New York branch of Allied Irish Bank, which specialized in retail banking as well. These acquisitions, made through Atlantic Bank of New York (referred to in this Annual Report as “ABNY”), a subsidiary of the Bank, enabled the Group to expand its branch network (through ABNY) and customer base and to enhance its services to small and medium-sized enterprises.

      Our international banking operations include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, we offer shipping finance, investment banking and brokerage services through certain of our foreign branches and subsidiaries.

      As at December 31, 2003, the Bank’s international activities (exclusive of overseas subsidiary companies) accounted for 9.1% of its total assets. The total assets attributable to the Bank’s international operations as at December 31, 2003 were €4,314 million (a 23% decrease from €5,605 million at December 31, 2002). In 2003, 24.0% of the Bank’s net profit (before taxes and provisions) was derived from international operations. The Group’s total profit (before taxes and provisions) attributable to international operations decreased by 29.01% in 2003, from €197.3 million in 2002 to €139.9 million.

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

      Our international network is described below:

National Bank of Greece S.A.: Foreign Branches

      The Bank currently has 27 foreign branches in ten countries including one in the United Kingdom, one in Guernsey, one in Germany, 20 in the Balkans, one in the Netherlands, one in France, one in Cyprus and one in Egypt. Additionally, it has four overseas representative offices (one in Europe, two in Australia and one in Turkey). The London branch principally serves large corporate and shipping clients and also conducts treasury activities for the Group. The majority of assets and loans of the Bank attributable to its foreign branches are held in London. The Bank believes that the Balkans represent a significant growth area for its international operations. Due to its close proximity to, and familiarity with, the region, the Bank believes it will enjoy significant competitive advantages in the Balkans over other foreign and other Greek banks. Currently, the Bank’s Balkan branches lend primarily to certain of the Bank’s established Greek corporate clients operating in those countries, but also to certain local corporate clients that have significant liquid assets and other collateral. As part of our effort to rationalize and restructure our international operations, our subsidiary bank in France, BNG France, was absorbed by the Bank, and we now operate in France through a branch in Paris. In February 2003, we closed our branches in Dusseldorf and Munich.

      The table below provides certain financial information of the Bank’s foreign branches as at and for the year ended December 31, 2003, on a total basis before consolidation adjustments:

The Bank’s Foreign Branches

	EUR	US$(1)

	(in millions)	(in millions)
Total Assets	4,314	5,181
Net Loans	1,874	2,251
Total Deposits	1,754	2,106
Profits/(Losses) Before Taxes and Provisions	82	98

(1)	Solely for convenience of the reader the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = €0.8327 on May 21, 2004.

     The table above relates solely to the Bank’s foreign branches and not to the branches of the Bank’s foreign subsidiaries.

Atlantic Bank of New York

      Atlantic Bank of New York (also referred to as ABNY) is a full-service commercial bank which provides commercial and retail banking services. ABNY has 23 branches and conducts the majority of its business from offices in the metropolitan New York City region and to a lesser extent from two locations in the Boston, Massachusetts area. ABNY also owns seven subsidiary companies: A.B. Global Corp., Atlantic 960 Corp., Atlantic Financial Services Inc., Gramercy Leasing Services Inc., Beta Investments Inc. (which wholly owns Omega Commercial Mortgage Corp.), Standard Funding Corp. (which wholly owns Standard Funding of California, Inc.), and Yonkers Financial Services Corp. In May 2002, ABNY acquired Yonkers Financial Corporation, a NASDAQ-listed bank specializing in retail banking and mortgage lending, with a view to enhancing its services to small- and medium-sized entities and expanding its customer base. The integration of Yonkers Financial Corporation into ABNY was completed during 2003. The Bank’s continued growth activity is highlighted by the acquisition and integration of the New York branch of Allied Irish Bank (AIB) on Park Avenue. ABNY purchased the loans and assumed the liabilities of the retail banking business of AIB, which focused on providing commercial banking services to small and mid-size businesses, not-for-profit organizations, professionals and business owners, as well as their employees and customers. ABNY also opened two new branches in Manhattan. These branch expansion initiatives position ABNY to both capture additional banking business from existing clients and to further penetrate the highly competitive New York market area where

ABNY already ranks among the top 20 commercial banks. Certain financial information with respect to ABNY as at and for the year ended December 31, 2003 is provided in the table below:

ABNY

US$

(in millions)
Total Assets	3,098
Net Loans	1,209
Total Deposits	1,830
Profits/(Losses) Before Taxes and Provisions	46

National Bank of Greece (Canada)

      National Bank of Greece (Canada) (referred to in this Annual Report as “NBG Canada”) has its headquarters in Montreal and has ten branches across Canada as well as one wholly-owned subsidiary, NBG Securities, Inc., which is involved in the distribution of mutual funds. NBG Canada offers a wide range of commercial and retail banking services focused on real estate financing. NBG Canada also engages in primary and secondary trading of Greek Government securities, other sovereign bonds and equity securities. In 2002, NBG Canada installed the Globus system, a well-established full-range banking application. Certain financial information with respect to NBG Canada as at and for the year ended December 31, 2003 is provided in the table below:

NBG Canada

	Canadian
	dollars	US$(1)

	(in millions)	(in millions)
Total Assets	543	395
Net Loans	447	325
Total Deposits	475	346
Profits/(Losses) Before Taxes and Provisions	7	5

(1)	Solely for the convenience of the reader, the translation of Canadian dollars into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = 1.3734 Canadian dollars as at May 21, 2004.

The South African Bank of Athens Ltd.

      The South African Bank of Athens Limited (referred to in this Annual Report as “SABA”) has 12 branches across South Africa, primarily in urban centers with substantial Greek ethnic populations. SABA offers traditional commercial and retail banking services, with particular emphasis on retail and commercial banking services for the Greek immigrant community. In 2003, SABA focused on developing its electronic banking platform, which resulted in internet banking being rolled out that year. SABA continues to pursue many other electronic banking initiatives. It is anticipated that by the latter part of 2004 the range of electronic banking services available to clients will increase significantly, such as ATM cards, debit cards and electronic cheque book, which provides a business-focused electronic third party payment and electronic payroll system. Certain financial information with respect to SABA as at and for the year ended December 31, 2003 is provided in the table below:

SABA

	South
	African rand	US$(1)

	(in millions)	(in millions)
Total Assets	514	76
Net Loans	386	57
Total Deposits	447	66
Profits/(Losses) Before Taxes and Provisions	(12)	(2)

(1)	Solely for the convenience of the reader, the translation of South African rand into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = 6.7500 South African rand as at May 21, 2004.

National Bank of Greece (Cyprus) Ltd.

      The National Bank of Greece (Cyprus) Ltd. (referred to in this Annual Report as “NBG Cyprus”) has 25 branches, six foreign exchange bureaus and 19 ATMs located across southern Cyprus, including its headquarters in Nicosia. NBG Cyprus provides a wide range of commercial and retail banking services, with particular focus on the tourist industry. The increased number of customers and the growth of its loans and deposits portfolio reflect the expansion of NBG Cyprus’ customer base through the introduction of new mortgage and retail credit products and the increase in its number of ATMs from nine at December 31, 2001 to 19 as at the same date in 2003. As a result, NBG Cyprus was able to improve its profitability and increase its local market share during the course of 2003. Certain financial information with respect to NBG Cyprus as at and for the year ended December 31, 2003 is provided in the table below:

NBG Cyprus

	Cyprus pounds	US$(1)

	(in millions)	(in millions)
Total Assets	514	1,201
Net Loans	386	902
Total Deposits	454	1,061
Profits/(Losses) Before Taxes and Provisions	7	16

(1)	Solely for the convenience of the reader, the translation of Cyprus pounds into U.S. dollars has been made at the rate of US$1.00 = 0.4278 Cyprus pounds determined by reference to the fixing rate as announced by the Cyprus central bank as at May 21, 2004.

Stopanska Banka A.D.

      In April 2000, we acquired 65.0% of Stopanska Banka’s share capital and have subsequently increased our interest to 71.2% of the total common voting shares of the Bank. Stopanska Banka is a universal bank, headquartered in Skopje and registered in the Former Yugoslav Republic of Macedonia, that provides payment transfers, credit and deposit-taking services in its home country and abroad. Stopanska Banka operates domestically and is the largest bank in the Former Yugoslav Republic of Macedonia, with 25 branches, which in turn manage 27 sub-branches, pursuant to Stopanska Banka’s branch network reorganization during 2003. As part of its reorganization and restructuring process, Stopanska Banka continued with the second phase of the installation of the Globus system (for corporate lending) while the whole project is expected to be completed in 2005. In 2003, we completed the installation of an enterprise resource planning system, created by SAP, in order to support Stopanska’s financial accounting systems. Stopanska Banka aims to continue improving its loan portfolio with further write-offs and targeting highly credit-worthy customers. Certain financial information with respect to Stopanska Banka as at and for the year ended December 31, 2003 is provided in the table below:

Stopanska Banka

	Macedonian
	denars	US$(1)

	(in millions)	(in millions)
Total Assets	28,029	544
Net Loans	8,271	160
Total Deposits	23,305	452
Profits/(Losses) Before Taxes and Provisions	334	6

(1)	Solely for the convenience of the reader the translation of Macedonian denars into U.S. dollars has been made at the fixing rate as announced by the central bank of the former Yugoslav Republic of Macedonia of US$1.00 = 51.5400 Macedonian denars as at May 21, 2004.

United Bulgarian Bank

      We acquired 89.9% of the share capital of United Bulgarian Bank (referred to in this Annual Report as “UBB”) in July 2000. UBB is a commercial bank with headquarters in Sofia, which provides retail, commercial and corporate finance services in Bulgaria. In 2003, UBB continued developing its branch network by opening 6 new units and 2 offices in large commercial chains. At the end of 2003, UBB’s distribution network included 112 units (37 branches, 64 sub-branches and 11 offices in large commercial chains). As compared to 2002, UBB recorded a 52.6% growth in its loan portfolio, as a result of nearly 31% growth of corporate loans and an increase of more than 160% in retail loans at the end of 2003. UBB’s market share was 11.2% and 13.8% for corporate and retail loans, respectively. During 2003, UBB maintained its market share in deposit base (11.2%) both in Bulgarian leva and foreign currency deposits. UBB operates approximately 328 ATMs (with a market share of approximately 28%) and 1,097 POS terminals in Bulgaria, which represents a market share of approximately 33%. In January 2003, UBB launched the first credit card in Bulgaria, with its market share reaching 54% at the end of the year. UBB’s management estimates that it also holds a 20% market share with respect to debit cards in Bulgaria. Standard & Poor affirmed the BB long-term and B short-term ratings of the Bank and improved its outlook to positive from stable. In addition, Fitch raised the long-term rating to BB+ from BB, whereas the outlook remains positive. UBB works closely with Interlease, the Bank’s leasing subsidiary, and the Bank’s branch in Sofia for the development of the Group’s plans in the Balkans.

UBB

	Bulgarian
	leva	US$(1)

	(in millions)	(in millions)
Total Assets	1,792	2,548
Net Loans	1,034	1,470
Total Deposits	1,476	2,098
Profits/(Losses) Before Taxes and Provisions	71	101

(1)	Solely for the convenience of the reader, the translation of Bulgarian leva into U.S. dollars has been made at the rate of US$1.00 = 1.4217, the fixing rate as announced by the Bulgarian central bank as at May 21, 2004.

Banca Romaneasca SA

      Banca Romaneasca is a universal bank, which provides a wide range of retail, and corporate banking services in Romania, primarily dedicated to the financing of small and medium sized companies. We became Banca Romaneasca’s main shareholder in October 2003, with an initial share holding of 81.65%. Our participation was increased to 90.87% in March 2004. At the end of 2003, Banca Romaneasca had a countrywide distribution network consisting of 25 banking units. It currently operates a network of 26 ATMs, and was the first

Bank in Romania to provide Western Union services. Money transfer operation begun in 1996 and by the end of 2003 Banca Romaneasca was providing money-transfer services in 176 locations across the country.

Banca Romaneasca

	Romanian
	lei	US$(1)

	(in millions)	(in millions)
Total Assets	6,475,654	132
Net Loans	3,436,373	70
Total Deposits	4,102,910	84
Profits/(Losses) Before Taxes and Provisions	292,961	6

(1)	Solely for the convenience of the reader, the translation of Romanian lei into U.S. dollars has been made at the rate of US$1.00 = 48,861.0183, the fixing rate as announced by the Romanian central bank as at May 21, 2004.

Non-Banking Subsidiaries

      NBG Venture Capital S.A., a Greek company wholly-owned by the Bank, is a leading Greek private equity and venture capital firm pursuing investment opportunities across industries, primarily in Greece and the broader southeastern European region. NBG Venture Capital currently manages or advises the following private equity and venture capital funds:

      NBG Greek Private Equity Fund LP, an English limited partnership, was established in February 2004 with a capital commitment of €20 million from the Bank. NBG Greek Private Equity Fund aims to invest in the equity or equity-related capital of unquoted and certain quoted companies spanning development capital, recapitalizations, buy-outs and buy-ins with or without leverage. NBG Greek Private Equity Fund will seek to invest in companies operating in Greece. It may also decide to invest in companies operating outside of Greece.

      NBG Emerging Europe Fund LP, an English limited partnership, was established in 2002 with a capital commitment of €30 million from the Bank. NBG Emerging Europe Fund is the successor fund to NBG Balkan Fund, which transferred at cost (i.e., about €4 million) two out of its three investments to NBG Emerging Europe Fund. NBG Emerging Europe Fund aims to invest in the equity or equity-related capital of unquoted and certain quoted companies operating in countries in Central and Eastern Europe, with a strong focus on Balkan countries. After exiting one of its two investments in November 2003, the invested capital of NBG Emerging Europe Fund amounted to about €1.4 million at the end of 2003. In the meantime, an additional investment of €15 million was signed in February 2004 and is in the final stages of closing.

      NBG Technology LP, an English limited partnership, was established in 2001 with capital commitments of €60 million, out of which the Bank has committed €30 million. NBG Technology aims to invest primarily in the equity or equity-related capital of unlisted small- and medium-sized enterprises operating in the sectors of technology, media and telecommunications throughout Europe, with a strong focus on Greece. At the end of 2003, the invested capital of NBG Technology amounted to about €4.5 million.

      NBG Greek Fund Limited, a Cypriot company currently wholly owned by the Bank, was established in 1998 with committed capital of about €44 million. The scope of NBG Greek Fund was to invest primarily in rapidly growing Greek companies. NBG Greek Private Equity Fund is the successor fund to NBG Greek Fund, which is currently in the process of reducing its committed capital down to €15 million and divesting its current holdings which, at the end of 2003, had an estimated market value of about €8 million. NBG Greek Fund is the vehicle through which the Bank has made a €4.4 million investment in Innovative Enterprises S.A. (“i-ven”), a business incubator.

      NBG Balkan Fund Limited, a Cypriot company currently wholly owned by the Bank, was established in 1998 with committed capital of about €14.7 million. NBG Emerging Europe Fund is the successor fund to NBG Balkan Fund, which is currently in the process of being liquidated and returning its capital to NBG after having transferred at cost two out of its three investments to NBG Emerging Europe Fund (with the third one in the process of being transferred to NBG Greek Fund).

      National Development Company of Northern Greece, a Greek fund, was established in 1998 with committed capital of about €7 million. The company aims to invest in non-listed Greek enterprises. The Bank’s commitment to the capital of the company is about €3.8 million. At the end of 2003 the invested capital of the company amounted to about €3 million. In the meantime, the company sold one of its participations in the beginning of 2004, with the remaining invested capital amounting to about €1.8 million.

      NBG Venture Capital also monitors the $15 million capital commitment made by NBG to Turkish Private Equity Fund I, a Guernsey limited partnership which was established in 2002 with total capital commitments of about $44 million. NBG Venture Capital is represented on the advisory board and the investment committee of Turkish Private Equity Fund, which aims to make equity or equity-related investments in companies which are incorporated or whose business operations are primarily in Turkey. At the end of 2003, Turkish Private Equity Fund had made one investment of $3.5 million.

NBGI Private Equity

      NBGI Private Equity Limited, a subsidiary of NBG International Limited, manages the following private equity funds, all situated in London: NBG Technology LP, with an initial capitalization of €60 million, investing in early stage investments in Information Technology, Telecommunications and New Media throughout Europe, with a strong emphasis on Greek technology; NBG Private Equity Fund LP, with an initial capitalization of €100 million, investing in small to mid-size “traditional economy” companies, with a geographic investment focus on the UK and continental Europe; NBG Emerging Europe Fund LP, with an initial capitalization of €30 million, investing in companies in Central and Eastern Europe (with a focus on Balkan countries), the former Soviet Union, Cyprus and other emerging markets and NBG Real Estate Fund LP, with an initial capitalization of €30 million, investing in real estate, or companies whose principal activities are related to real estate, in Greece and Europe.

Interlease A.D.

      Interlease provides leasing services in Bulgaria through its branch in Sofia, Bulgaria. The company offers primarily industrial equipment leasing services. As at December 31, 2003, Interlease had assets of €57.2 million and revenues of €4.9 million. In 2003, Interlease saw a substantial growth in assets, reflecting the growth and the quality improvement in its leasing portfolio. In keeping with our cross-selling strategy, Interlease markets its leasing services in Bulgaria to customers of UBB and of the Bank’s branch in Sofia. Interlease also operates a subsidiary company named “Interlease Auto”.

ETEBA Bulgaria

      ETEBA Bulgaria is our investment banking subsidiary based in Sofia, Bulgaria, which commenced its operations at the end of 1999. ETEBA Bulgaria’s investment banking activities include financial consultancy services for privatizations, as well as for acquisitions and mergers, brokerage services for shares listed on the Sofia Stock Exchange and financial analysis for selected companies and sectors. Its operations are centered in the city of Sofia. The company is currently in the process of liquidation.

ETEBA Romania

      ETEBA Romania, formerly named S.C. Top Invest S.A., is our investment banking subsidiary in Romania. ETEBA Romania’s investment banking activities include buying and selling securities for the account of clients, placing the distribution of securities under primary or secondary offerings, providing consultancy and brokerage services, and managing individual portfolio accounts of clients. Its operations are centered in the city of Bucharest.

ETEBA Venture Capital Management

      ETEBA Venture Capital Management was established in 1998 and is based in Nicosia, Cyprus. It is active in the management of two funds: ETEBA Emerging Market Fund and ETEBA Estate Fund, which are organized in Cyprus. The company is currently in the process of liquidation.

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

      EH provides insurance products through 58 domestic branches, 124 agencies with 3,000 insurance consultants and 1,330 domestic independent insurance agents. In addition, we intend to increase sales of EH’s insurance products to consumers through the Bank’s extensive branch network. We have continued to maintain our position in Greece as the largest provider of non-life insurance products, the second largest provider of life insurance products and the largest in overall insurance in Greece. At year-end 2002, the last period for which data is currently available, our domestic market shares for non-life and life insurance products were 20% and 17%, respectively, based on statistics provided by the Association of Insurance Companies in Greece. In the first quarter of 2003, EH increased its share capital by €60.2 million in order to enhance its solvency margin.

      To facilitate EH’s expansion and further boost its profitability, we have developed new products, such as unit-linked, motor vehicle and health insurance products. Moreover, with a view towards expansion in southeastern Europe, EH has established two Cypriot subsidiaries in collaboration with NBG Cyprus that are active in the life and general insurance sectors. EH is also operating in Romania, where it holds a 72.6% share in Societate Comerciala de Asigurare Reasigurare Eleno-Romana Garanta S.A.

      The tables below show the total revenues and assets, respectively, of EH’s insurance operations as at and for the years ended December 31, 2001, 2002 and 2003.

Total Insurance Operations Income

Total Insurance Assets

      We also provide insurance services through another of our subsidiaries, NBG Bancassurance Company. NBG Bancassurance Company acts as an agent in conjunction with our mortgage lending operations by providing intermediation services between our mortgage customers and insurance underwriters. NBG Bancassurance Company assumes no insurance underwriting risk itself. As at December 31, 2003, NBG Bancassurance had assets of €7.8 million and revenues of €2.8 million.

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

      The increased competition in the Greek insurance market has resulted in lower insurance premiums and, consequently, lower operating margins. We are responding to these pressures by:

•	improving the range and flexibility of our products and services;

•	introducing new pension and health insurance products;

•	improving our sales network;

•	selectively developing our presence in the region of southeastern Europe and the Mediterranean; and

•	more effectively managing losses in the automobile and health insurance sectors, reducing the loss ratio, adjusting our pricing policy and, more generally, reducing our operating costs by streamlining our activities.

Significant Equity Method Participations

      Our equity method investment portfolio includes participations in Greek corporations that were acquired through various means, including:

•	direct investment;

•	debt-for-equity swaps under old legislation (since repealed); and

•	foreclosure proceedings on unpaid loans.

      The following table sets out equity participations with percentage holding in excess of 20% but less than 50% at December 31, 2003.

		December 31, 2003

		% Interest
		held by	Reported		Market
Name		Group	book value(1)		Value(2)

			(EUR	(US$	(EUR	(US$
			in thousands)	in thousands)(3)	in thousands)	in thousands)(3)
1.	AGET Heracles — General Cement S.A. (listed)	26.3	147,399 (4)	177,013 (4)	147,399 (4)	177,013 (4)
2.	Siemens Industrial S.A. (not listed)	30.0	16,450	19,755	n/a	n/a
3.	Larko Metallurgical S.A. (not listed)	36.4	—	—	n/a	n/a
4.	Phosphate Fertilizers Industry S.A. (not listed)	24.2	31,480	37,805	n/a	n/a
5.	Planet S.A. (not listed)	31.7	3,675	4,413	n/a	n/a
6.	Yes Leasing S.A. (not listed)	49.0	1,686	2,025	n/a	n/a

	Total	n/a	200,690	241,011	n/a	n/a

(1)	As reflected in the U.S. GAAP Financial Statements of the Group at December 31, 2003 under the equity method of accounting.

(2)	Calculated only for companies traded on an organized exchange. Companies numbered two through six in the table above are not traded on any organized exchange.

(3)	Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = €0.8327 as at May 21, 2004.

(4)	The Bank has recorded an impairment charge of EUR 77,378 thousand to reflect the other than temporary decline in the value of its investment in AGET Heracles Cement Co. S.A. See Note 13 to the U.S. GAAP Financial Statements included in this Annual Report.

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

      The Bank itself competes with national, regional and foreign banks throughout Greece and abroad. There were 43 universal banks, both domestic and foreign, in Greece as at December 31, 2003. The top six banking groups in Greece accounted for approximately 90.2% of the total assets attributable to Greek banks as at that date. The largest foreign bank operating in Greece, Bank of Cyprus, had assets of €4,960 million, as at December 31 2003 (the last date for which such information is available), which represented approximately 2.4% of total bank assets in Greece attributable to Greek universal banks. Foreign banks held approximately 9.3% of total bank assets in Greece as at December 31, 2003 (the last date for which such information is currently available, according to our internal analysis of published financial statements). Management believes that this percentage has not changed significantly to date.

      The table below shows the breakdown of assets, loans outstanding and deposits in the universal banking sector for the Bank and its five main competitors in Greece as at December 31, 2003 (the last date for which such information is currently available, according to our internal analysis of published financial statements). These figures exclude specialized credit institutions and have been compiled by the Bank on the basis of publicly available information. These figures also exclude foreign banks, as no official information with respect to the year ended December 31, 2003 is available to date for such banks.

		% of total		% of total		% of total
Banks	Assets	market	Loans	market	Deposits	market

	(EUR		(EUR		(EUR
	in millions)		in millions)		in millions)
1. National Bank of Greece	49,117	28.9	19,887	20.2	35,439	28.0
2. Alpha Bank	29,592	17.4	17,982	18.2	20,251	16.0
3. EFG Eurobank Ergasias(1)	26,215	15.4	15,382	15.6	18,346	14.5
4. Agricultural Bank of Greece	17,624	10.4	12,182	12.4	15,835	12.5
5. Emporiki Bank	16,779	9.9	12,083	12.3	13,862	11.0
6. Piraeus Group(2)	13,992	8.2	10,028	10.2	9,678	7.7

Total attributable to domestic universal banks	153,319	90.2	87,544	88.9	113,411	89.7

(1)	EFG Eurobank Ergasias absorbed UnitBank in December 2003.

(2)	Piraeus Bank absorbed ETBA in December 2003.

Regulation and Supervision of Banking in Greece

      The Bank of Greece is the central bank in the Hellenic Republic. It is responsible for the licensing and supervision of credit institutions in Greece. The central bank grants a banking license only if the requirements of the EU Council’s First and Second Banking Directives on the Authorization of Credit Institutions are met. Before these EU Directives took effect banks in Greece were required to obtain prior authorization for significant organizational and operational changes, such as establishing subsidiaries opening branches expanding geographically and operating in foreign currencies. In contrast, the current system permits banks to engage in such activities without prior authorization of the central bank, subject to the notification of the central bank in certain cases and to compliance with minimum initial capital requirements.

      The EU Council’s main directives on regulation of credit institutions have been adopted under Greek law, including:

(a)	the first (77/780/EEC) and the second (89/646/EEC) Directives, and their successive amendments, on the coordination of laws, regulations and administrative provisions relating to the taking up and pursuit of the business of credit institutions, which were implemented by Greek Law 2076/01.08.1992.

(b)	the Own Funds Directive (EU Council Directive 89/299), which defines a credit institution’s regulatory capital and was adopted under Greek law pursuant to Act No. 2053/18.03.1992 of the Governor of the Bank of Greece;

(c)	the Solvency Ratio Directive (EU Council Directive 89/647) and its successive amendments, which were adopted under Greek law pursuant to Act No. 2054/18.03.1992, amended by Acts No. 2479/27.08.2001 and No. 2512/30.12.2002 of the Governor of the Bank of Greece. All the above Acts have been codified by Act No. 2524/23.07.2003 of the Governor of the Bank of Greece;

(d)	the Large Exposures Directive (EU Council Directive 92/121) on the supervision and monitoring of large exposures of credit institutions, which was adopted under Greek law pursuant to Act No. 2246/16.09.1993 of the Governor of the Bank of Greece;

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

History and Deregulation

      Historically, the Greek banking system was subject to strict regulatory requirements, including restrictions on:

•	freely determined interest rates;

•	the financing of various sectors of the economy (i.e., how, when and where public entities, such as wholly-owned utility companies, could invest their assets); and

•	certain financial services activities in the foreign exchange market.

      Since the late 1980s, but predominantly in the early 1990s, a gradual relaxation of the strict regulatory environment in Greece took place due to:

•	increasing interdependence of national economies;

•	increasing international pressure for the opening of markets; and

•	anticipation of EMU.

      Liberalization of capital movements, through implementation of the relevant EU directives and in particular the Second EU Banking Directive, also contributed substantially to deregulation.

Interest Rates

      Beginning in 1987, minimum interest rates gradually replaced interest rates previously imposed by the central bank. Administratively determined interest rates were finally abolished in 1992. The removal on March 8, 1992 of an established minimum rate for savings deposits was the first step towards full deregulation of bank interest rates. Since then, Greek banks have been free to negotiate interest rates with customers based on market conditions. In addition, a number of limitations on bank financing of certain economic activities were eliminated in 1991. As a consequence, credit institutions were allowed to negotiate freely and grant new types of loans without limitations on the rate of interest including loans for:

•	working capital;

•	the purchase of fixed assets and equipment;

•	the repair and purchase of real estate in Greece and the construction of buildings;

•	the sale of durables on credit; and

•	consumer credit and personal loans.

Foreign Exchange

      Deregulation of the Greek financial services sector was accelerated by adoption of Greek Presidential Decrees 96/1993 (and corresponding Acts of the Governor of the Bank of Greece No. 2199 2200, 2201/07.03.1993), 104/1994 (and corresponding Acts of the Governor of the Bank of Greece No. 2301, 2302, 2303/16.05.1994) and Greek Law 2076/1992 (implementing the second EU Banking Directive). Greek Law 2076/1992 decriminalized violations of foreign exchange regulations, although such violations are still subject to fines in some cases. Since 1991, borrowers have been permitted to borrow in foreign currencies for all legitimate business purposes at interest rates and on terms freely negotiated between the parties. Beginning in January 1992, banks licensed in Greece to engage in foreign exchange transactions were permitted to enter into spot, forward, swap and similar transactions in the foreign exchange market, pursuant to Act 1986/1991 of the Governor of the Bank of Greece.

      In 1994, natural persons and legal entities in Greece could, pursuant to Act 2344/94 of the Governor of the Bank of Greece, for the first time engage freely in foreign currency transactions in foreign countries by filing an application with any bank. Credit institutions in Greece were also authorized to accept deposits made by natural persons and legal entities in foreign currency.

      Since July 1997, by virtue of Act 2416/1997 of the Governor of the Bank of Greece, natural and legal persons (other than those created under public law, such as public utilities) that are Greek residents are free to open and maintain accounts in foreign currencies with Greek credit institutions. Previously, a depositor was required to file a special statement on the origin of the foreign currency. A 2% requirement of redeposit and assignment, which currently applies to deposits in euro, applies to foreign currency deposits as well.

      Act 2417/1997 of the Governor of the Bank of Greece amended Presidential Decrees 96/1993 and 104/1994 on capital movements and in particular, abolished:

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

      Furthermore, credit institutions operating in Greece publish daily rate bulletins of buy/sell exchange rates of foreign currencies and notes for the purposes of trading with the public. The relevant bid/offer spreads are determined freely. The Bank of Greece publishes daily reference exchange rates of the euro against foreign currencies based on the corresponding foreign exchange rate bulletins of the European Central Bank. “Open-cry” negotiated rates through the “fixing” mechanism of Greek drachma against foreign currencies have been abolished. As a result, any reference to those rates in statutory, administrative, regulatory and contractual provisions is replaced by reference rates published by the central bank of Greece, unless otherwise provided or agreed upon.

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

      The harmonization of credit institution standards is a key part of the program to create an internal banking market in the EU. In 1989, the EU Council of Ministers adopted a directive on the administration of the “own funds” of credit institutions known as the “Own Funds Directive,” and a directive on the solvency ratio for credit institutions, known as the “Solvency Ratio Directive.” Both directives were codified by Directive 2000/12/20.03.2000.

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

      The Basle Committee’s risk-based guidelines require a bank to have a minimum ratio of capital to assets and the off-balance sheet items determined on a risk-weighted basis, of at least 8%. At least half of the required capital must be “Tier I” capital and the rest “Tier II” capital. According to guidelines established by the Bank of Greece’s, regulatory capital calculated in accordance with the parameters set forth below.

      Tier I capital, or core capital, which includes:

•	ordinary shareholder’s equity;

•	reserves created by appropriations of retained earnings, share premia and other surpluses;

•	retained earnings;

•	innovative Tier I instruments such as perpetual non-cumulative preferred stock;

•	minority interests; and

•	negative consolidation differences.

      However, the following must be deducted from Tier I capital:

•	all holdings of own shares and Tier I paper;

•	past and current year’s net losses;

•	goodwill;

•	interim unpublished net losses;

•	positive consolidation differences.

      Tier II, or supplementary capital, includes:

•	fixed assets revaluation reserves;

•	reserves against general banking risks;

•	cumulative dated preferred stock and dated subordinated debt with a minimum maturity of five years under certain conditions; and

•	other undated quasi-equity capital instruments under conditions, such as cumulative preferred stock and mandatorily convertible debt instruments.

      The following must also be deducted from the sum of Tier I and Tier II capital:

•	investments in unconsolidated subsidiaries and other financial institutions amounting to more than 10% of their capital;

•	the sum of all holdings in other financial institutions’ capital in excess of the equivalent of 10% of the credit institution’s eligible Tier I and II capital base.

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

      To assess the capital adequacy of banks under the risk-based capital guidelines, a bank’s capital is related to the aggregate risk of its assets and off-balance sheet exposure, which are weighted according to four broad categories of risk (each reflecting the collective likelihood of loss, non-performance or default) — 0%, 20%, 50% and 100%. The risk-based capital guidelines also set credit conversion formulas for measuring risk relating to off-balance sheet items, including financial guarantees letters of credit and foreign currency and interest rate contracts.

      According to Act No. 2156/92 of the Governor of the Bank of Greece, all credit institutions operating in Greece are required to provide regulatory authorities with quarterly information on overall liquidity. This requirement became effective on May 31, 1993 and applies to:

•	domestic credit institutions;

•	Greek branches of EU banks; and

•	Greek branches of non-EU banks.

      Pursuant to Act No. 2442/29.01.1999 (as amended by Act No. 2513/15.01.2003) of the Governor of the Bank of Greece, credit institutions that have their registered office in Greece, as well as the branch offices in Greece of credit institutions whose registered seat is in a country outside the EU, must maintain loan loss provisions to at least a minimum amount to be calculated with reference to factors set forth under the Act. In certain circumstances credit institutions may use, as an alternative, the calculations that are included in the valuation report issued by their Internal Audit and submitted to and approved by the central bank. Under the Act, credit institutions must file reports to the Bank of Greece regarding the adequacy of their loan loss provisions quarterly, effective from September 30, 2002.

      The central bank keeps records of the information it receives, but does not require credit institutions to reach specific targets in relation to a liquidity ratio. To fulfill the liquidity requirement, each institution must submit completed liquidity tables. All assets and liability items are classified according to their relative remaining maturities.

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

      In April 2003, the Basle Committee published its third consultive paper on the new capital adequacy standards, contemplating a “New Basle Capital Accord.” The New Basle Capital Accord proposals currently include a diversity of methodologies for the calculation of capital requirements in respect of credit risk and the operational risk (a newly-introduced term for the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events). The New Basle Capital Accord is currently expected to be finalized by the Basle Committee by the end of 2004. The standardized and foundation approaches will become effective in the various countries that participate in the Basle Committee at the end of 2006, while the most advanced approaches will be implemented at year-end 2007. If New Basle Capital Accord proposals are fully adopted by European Union legislation, the Bank may be required by its regulators to maintain higher levels of capital, which could decrease our operational flexibility and may increase our financing costs. Consequently, we cannot assure that the New Basle Capital Accord will not have a material adverse effect on our financial condition or results of operations in the future.

Additional Reporting Requirements

      All credit institutions operating in Greece are required to provide Bank of Greece with: (1) a quarterly report on capital adequacy; (2) a quarterly report on profitability and exposure to banking risks (pursuant to Annexes 2 and 3 of Act No. 1313/88); (3) monthly data relating to open currency positions (pursuant to Act No. 2291/94); (4) a quarterly report on loan loss reserves pursuant to Act No. 2442/99 (amended by Act No. 2513/03); (5) a quarterly report on liquidity pursuant to Act No. 2156/92; (6) a semi-annual report on cross-border credit exposures pursuant to Act No. 2520/03; (7) a general annual audit report (pursuant to Act No. 2438/98); (8) a semi-annual report on large exposures pursuant to Act No. 2246/93; and (9) a semi-annual report on large borrowers pursuant to Bank of Greece, Banking and Credit Affairs Committee resolutions 485/91 and 540/94.

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

      The Hellenic Deposit Guarantee Fund is funded by annual contributions of participating credit institutions (and cooperative banks pursuant to Greek Law 2832/2000). The level of each participant’s annual contribution is generally determined according to certain percentages applied to the total amount of eligible deposits. If accumulated funds are not sufficient to cover the claimants whose deposits become unavailable, participants may be required to pay an additional contribution. However, this contribution may not exceed an amount equal to 300% of a bank’s last annual contribution. This additional contribution is set off against the annual contributions of following years. Greek law adopted the minimum level of coverage provided by the EU directive, which amounts to €20,000 per depositor per credit institution. Accordingly, credit institutions in EU states that belong to a system offering a higher level of coverage have a competitive advantage compared to Greek banks.

Prohibition of Money Laundering

      Articles 5 and 6 of Greek Law 2145/1993 implement some of the core provisions of EU Council Directive 91/308 regarding money laundering. In August 1995, the Greek Parliament adopted Law 2331/1995 (amended by Laws 2479/1997 and 2515/1997), which prohibits the use of the financial system to legitimize revenues generated from illegal activities. This law implemented EU Council Directive 91/308. The main provisions of Greek legislation on money laundering are as follows:

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

      Several ministries, the central bank, the ATHEX, the Hellenic Bank Association and the Greek Capital Markets Commission are to participate in the administration of the public authority.

      Greece is a member of the Financial Action Task Force (F.A.T.F.); consequently the NBG Group fully complies with F.A.T.F. recommendations.

      In July 2002, the Greek Parliament adopted Law 3034/2002, which implemented the International Convention for the Suppression of the Financing of Terrorism, with which the NBG Group is fully compliant. Additionally, we comply with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (known as the “USA PATRIOT Act of 2001”), which took effect from October 2001 and which has implemented a range of new anti-money laundering requirements on banks and other financial services institutions worldwide.

Equity Participation by Banks

      Banks must follow certain procedures regarding holdings in other companies:

      Central bank. According to the Bank of Greece, Banking and Credit Affairs Committee resolution 80/15/29.8.2000, as amended by resolution 150/9/9-5-2003, credit institutions must obtain central bank approval to acquire a holding in the share capital of financial services companies, insurance companies, information technology and data processing companies, asset and liability management companies stock and derivatives exchanges, the Central Securities Depository and the Derivatives Clearing House. Prior approval is required when:

•	a commercial or investment bank makes an initial investment in excess of €2.5 million or, in the case of all other credit institutions, an initial investment in excess of €0.5 million (up from €1.5 million and €0.3 million respectively, prior to the May 2003 amendment); and

•	an already existing participation is increased by an amount exceeding the limits set by the Bank of Greece, and which calculated cumulatively over a calendar year, exceeds the lower of either of the two following thresholds:

         — 2% of the credit institution’s own funds at the end of the previous six-month period; or

      — €8 million (up from €6 million prior to the May 2003 amendment).

      These thresholds do not include shares acquired through underwriting in the previous 12 months or shares acquired through subsidiaries in which the parent holds a stake of at least 20%.

      No prior permission is required for exceeding the limits set by the Bank of Greece if:

•	the credit institution already owns (directly or indirectly) more than 50% of the share capital or the voting rights, and its Capital Adequacy Ratio (solo and consolidated) exceeds 11% and the additional investment does not influence this ratio by more than one percentage point; and

•	the additional investment results from the distribution of bonus shares or the repurchase of shares sold on the ATHEX provided that in the case of the latter, the repurchase is effected in the three-day period following the original sale, and the difference between the proceeds of the sale and the book value of the investment prior to the sale is debited to special non-distributable reserves or provisions.

      In addition, no prior permission is required for initial or additional investment via closed-end funds.

      Competition Commission. Subject to EU regulations, new and significant holdings (concentrations) must be reported to the Greek Competition Commission according to Greek Law 703/1977, as in force.

      The Hellenic Capital Markets Commission and the ATHEX must be notified once certain ownership thresholds are crossed with respect to listed companies.

Strategy

      One of our key priorities is the provision of top quality financial services with the aim of enhancing customer satisfaction.

      The principal features of this business strategy include direct contact with customers, whether individuals or firms, to understand their needs and to respond swiftly and effectively by offering the right mix of products and services.

      We believe that building a strong relationship with the customer is a key factor in the creation of value, generating benefits for all concerned: shareholders, employees and customers.

Customer focus

      As the largest and oldest financial Group in Greece, NBG has a broad customer base which represents a significant competitive advantage in the implementation of its customer-oriented strategy when compared to the other banking institutions operating in the country. This broad deposit base, together with the Group’s leading position in housing credit and insurance operations, provides a solid foundation on which to build and expand banking activities, based on our in-depth knowledge of the needs of the Greek household.

      Our primary concern is to retain the special relationship that we have with Greek clients by enhancing customer satisfaction. In this way we can gradually shift the orientation of our lending activities from a product focus to a client focus.

Retail banking

      The Greek economy is expected to continue to achieve strong growth in the years ahead. With the retail-banking sector in Greece still lagging well behind the euro-area average in terms of credit outstanding, we will seek to benefit from the opportunities presented by this favorable macroeconomic and banking environment.

      In response to the needs of Greek households, we offer a wide range of banking products and services to our customers, including consumer and investment products, and insurance against future risks. This has helped in the significant growth in mortgage and consumer lending and, above all, new loans, which climbed to historic highs in 2003, affirming our leading position in the market.

      The strong performance achieved by retail banking in recent years stems largely from the effective leverage of our broad customer base to increase our cross-selling potential, with the result that today the number of products per customer is only slightly below the European average. Furthermore, the existence of long-term historical data with regard to the creditworthiness of the greater part of the economically active population of the country has helped to implement the retail strategy of the Bank. This takes on especial significance within an environment of high loans growth and the nascent implementation of the interbank data system on customer creditworthiness.

      Given the fact that many small businesses in Greece are family businesses, we have, since 2002, incorporated lending to small businesses within our retail banking operations in order to better serve such firms, offering flexible loan packages tailored to their needs. As a result, our credit outstanding to this market segment grew by 65% in 2003.

Corporate credit

      In the corporate banking sector, NBG operates as a corporate advisor, lender and partner. We provide solutions that are tailored to the needs of each individual firm.

      We aim to expand further our lending and associated banking operations to medium-sized enterprises — the backbone of the Greek economy — and contribute to the development of the sector. In 2003, the Bank’s medium business customer base grew by 16%, while the loan balance rose by 20%. As we attract new customers through the provision of tailor-made solutions, we believe we are increasingly becoming a principal source of support to businesses and their growth plans.

      Finally, in the area of large corporate financing, we are pursuing a conservative growth policy, chiefly by participating in syndicated loans, which reduces the risk undertaken and maximizes the benefits of cross-selling.

Asset management

      Management of customer assets is a key strategic orientation of NBG and is closely linked to our large deposit base. We offer alternative investment products to meet demand for higher returns and for investment diversification by Greek households.

      In 2003, there has been a shift from deposits and especially from repos and time deposits towards guaranteed capital deposit products and mutual funds. This development and the general effort to attract asset management customers have enabled us to develop a more stable income source from commissions and boost the Group’s mutual fund assets by 81.5%. The Group’s market share of mutual funds under management increased from 16.7% in 2002 to 25.3% in 2003.

Insurance

      The insurance sector is still relatively undeveloped in Greece. Growth in private insurance in Greece and the need for fuller insurance cover are likely to lead to an increase in demand in the future. We believe that there are strong growth prospects in the sector and, through our subsidiary Ethniki Hellenic General Insurance, provide a wide spectrum of modern insurance products that aim to meet the growing needs of Greek families and businesses.

Staff and the strength of the branch

      Our strengths lie in our workforce, our broad presence throughout the country, and our contribution to the economic life of the communities, in which we operate. Within the context of our new strategy, a wide-ranging program of operational restructuring at branch level in Greece and abroad was completed in 2003. The aim is to concentrate our focus on the customer and enhance services. The restructuring has led to the creation of more functional spaces in which to receive and serve customers, and staff training has focused on promoting the new strategy, attracting and serving a greater number of customers and improving employee efficiency.

      By the end of 2003, our branch network posted a substantial increase in productivity, attracting new customers and boosting cross selling.

      The application of a uniform system of incentives for staff together with a new system for setting targets with the participation of the network aims at increasing turnover, strengthening the bank-customer relationship, reducing operating costs, and enhancing efficiency.

Prudent risk management in an expanding market

      Alongside the upgrade of the branch network and the promotion of alternative distribution and customer service networks, a core feature of our strategy has been the centralization of loan approval procedures.

      The low level of new problem loans in recent years has been largely the result of the application of modern systems for assessing and managing risk in the loan portfolio. All loans, whether to individuals or businesses, are assessed on the basis of the latest statistical models. The Bank has been the pioneer among Greek banks in its market risk management. This is evident from the fact that the Bank of Greece has approved our internal VaR model for calculating capital requirements to cover market risk in the trading portfolio. To date, National Bank of Greece is the only Greek bank to have received supervisory authority approval for its internal risk assessment system.

      Furthermore, one of our core policies remain the reduction of interest rate risk. Over the course of the past few years, interest rate risk in the fixed income portfolio has been greatly reduced, principally through the use of derivatives.

Expanding into new markets, Southeastern Europe

      One of our key strategic aims over the past few years has been expansion into Southeastern Europe with a view to refocusing the Bank into a regional bank with access to a population of 55 million, many times that of Greece. With the acquisition of Banca Romaneasca in Romania in 2003, we completed our round of acquisitions in the region whereby we have succeeded in developing a strong regional profile. The Group’s assets in Southeastern Europe represent just 3.5% of its total.

      Going forward, our prime strategic objective in Southeastern Europe will be to gradually and cautiously grow our retail banking operations, applying the successful model we have developed for Greece to these new banking markets. As the economies of the region gradually converge to the rest of Europe, we aim to develop the opportunities created by the rapid growth of banking operations in these countries.

      The Group is also active in Europe and the US through our international branch network and subsidiary companies. The branch network of ABNY was extended in 2003 through the acquisition of Allied Irish Banks’ Manhattan branch. We intend to maintain our presence in the major financial markets, offering to international investors our experience in management of domestic and regional risk, and in turn deriving know-how from the global banking market.

Growing our operations and core profitability

      The Group’s strategy is oriented towards growing those banking operations that generate recurring returns, after adjusting for risk.

      In order to achieve such results, we are concentrating on the growth of operations while also aiming to create an organizational and operational structure that can compete effectively on a European level. The restructuring of our branch network and the special focus on the quality of services provided, and the linking of pay targets and results, are some of the measures designed to boost productivity and efficiency. At the same time, we are concentrating on changes in our operations in order to promote effective risk management and the right pricing policy.

Improving Technological Capacity for Integrated Management of the Group

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

      We are making further technological investments in improved efficiency, including our investment in the “IRIS” program, an integrated retail banking system purchased from IBM, which supports almost the entire range of the Bank’s software applications in respect of its banking operations. The IRIS system is gradually replacing the existing on-line legacy systems and we believe it will provide the Bank with the flexibility to market new products and services. The Bank expects this will improve customer service and streamline operations. One of the critical complementary elements for IRIS and all other systems is the Customer Relationship Administration (or “CRA”) system. The CRA system is intended to enable the Bank to maintain customer-centric profiles of its customers based on the pattern of products and services they purchase and transactions they execute and facilitate the Bank’s cross-selling activities. To benefit from the capabilities of CRA, the Bank is currently updating its entire customer database.

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

      The Bank currently has a disaster recovery facility, which allows resumption of core operations and recovery of data within 24 hours (with the exception of certain services, such as internet transactions and wire transfers, which may require more than 24 hours to recover). However, the Bank is in a process of upgrading systems and facilities in order to achieve recovery of core operations and data within four hours. The upgrade is expected to be completed within the current year. The Bank is also in the process of updating its information technology security policy to meet its current operational needs. Special attention is given to the effective and ongoing communication of security issues to staff. This project is also expected to be completed within the current year.

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

      Set forth below is a chart indicating the primary operating areas of, and the individual companies within the Group.

		Bank’s Participation as at December 31,
		2003
	Country of
Primary Operating Area	incorporation	Direct	Indirect	Total

International banking activities
Atlantic Bank of New York	USA	100.00%	—	100.00%
National Bank of Greece (Canada)	Canada	100.00%	—	100.00%
The South African Bank of Athens Ltd.	South Africa	88.69%	10.61%	99.30%
National Bank of Greece Cyprus Ltd.	Cyprus	100.00%	—	100.00%
Stopanska Banka A.D.	FYROM	71.20%	—	71.20%
United Bulgarian Bank (UBB)	Bulgaria	89.91%	—	89.91%
Banca Romaneasca	Romania	81.65%	—	81.65%
Investment banking and venture capital
NBG Venture Capital S.A.	Greece	—	100.00%	100.00%
National Development of Northern Greece S.A.	Greece	65.00%	—	65.00%
NBG Balkan Fund Ltd.	Cyprus	100.00%	—	100.00%
NBG Greek Fund Ltd.	Cyprus	100.00%	—	100.00%
ETEBA Emerging Markets Fund Ltd.	Cyprus	100.00%	—	100.00%
ETEBA Estate Fund Ltd.	Cyprus	100.00%	—	100.00%
ETEBA Venture Capital Management S.A.	Cyprus	100.00%	—	100.00%
NBG International	UK	100.00%	—	100.00%
ETEBA Bulgaria A.D. Sofia	Bulgaria	92.00%	8.00%	100.00%
ETEBA Romania S.A.	Romania	100.00%	—	100.00%
ETEBA Advisory	Romania	—	100.00%	100.00%
Innovative Ventures S.A. (I-Ven)	Greece	—	100.00%	100.00%
Financial Services
National Securities S.A.	Greece	100.00%	—	100.00%
Ethniki Kefalaiou S.A.	Greece	100.00%	—	100.00%
Diethniki S.A.	Greece	81.00%	19.00%	100.00%
National Management and Organization Company S.A.	Greece	100.00%	—	100.00%
Ethniki Leasing S.A.	Greece	93.33%	6.67%	100.00%
Ethniki Mutual Fund Management S.A.	Greece	100.00%	—	100.00%
National Securities Cyprus (Ethnosecurities)	Cyprus	—	100.00%	100.00%
NBGI Inc.	USA	—	100.00%	100.00%
NBGI Private Equity Limited	UK	—	100.00%	100.00%
NBG Finance	UK	100.00%	—	100.00%
NBG Funding Limited	UK	100.00%	—	100.00%
Interlease A.D. Sofia	Bulgaria	87.50%	—	87.50%
NBGI Jersey Ltd.	UK	—	100.00%	100.00%
NBG Luxembourg	Luxembourg	94.67%	5.33%	100.00%
NBG Luxfinance	Luxembourg	94.67%	5.33%	100.00%
NBG Asset Management	France	100.00%	—	100.00%
NBG International Asset Management	France	100.00%	—	100.00%
National Investment Company	Greece	36.42%	—	36.42%
Insurance
NBG Bancassurance S.A.	Greece	99.70%	0.30%	100.00%
Ethniki Hellenic General Insurance	Greece	76.00%	0.55%	76.55%
Business consulting
Ethnodata	Greece	98.41%	1.59%	100.00%
NBG Training Center S.A.	Greece	98.00%	2.00%	100.00%

		Bank’s Participation as at December 31,
		2003
	Country of
Primary Operating Area	incorporation	Direct	Indirect	Total

Selected non-banking participations
NBG Management Services	Cyprus	100.00%	—	100.00%
National Real Estate	Greece	79.60%	0.44%	80.04%
DIONISOS S.A.	Greece	—	99.81%	99.81%
KADMOS S.A.	Greece	100.00%	—	100.00%
EKTENEPOL Construction Company	Greece	—	100.00%	100.00%
Mortgage, Tourist PROTYPOS S.A.	Greece	—	100.00%	100.00%
GRAND HOTEL SUMMER PALACE S.A.	Greece	100.00%	—	100.00%
Hellenic Tourist Constructions S.A.	Greece	—	77.76%	77.76%
ASTIR PALACE VOULIAGMENIS S.A.	Greece	76.75%	0.83%	77.58%
ASTIR ALEXANDROUPOLIS S.A.	Greece	100.00%	—	100.00%
National Art S.A. (under liquidation)	Greece	100.00%	—	100.00%

D.  Property, Plants and Equipment

      The Group owns approximately 2,229 properties, 1,578 of which include buildings. These properties are for the most part held free of encumbrances. Most of our properties are attributable to branches and offices of the Group through which we maintain our customer relationships and administer the Group’s operations. Most of our other properties have been acquired as a result of foreclosure on the collateral of defaulted loans. There are no environmental issues of which we are aware of that may affect the Bank’s utilization of its real estate assets.

      Our real estate portfolio was recorded at a cost of €823 million as at December 31, 2003, of which approximately €754 million, or 91.6%, is currently used as branches and offices of the Group and is recorded in our U.S. GAAP Financial Statements as “premises and equipment.” Those of our properties that have been acquired as a result of foreclosure on the collateral of defaulted loans had a book value of €69 million as at December 31, 2003 and are recorded as “other assets” in the Group’s U.S. GAAP Financial Statements. Management believes that in many cases the current market value of specific real estate assets would exceed their book value. We are not always able to realize the full market value of real estate which we are required to or wish to sell because of variations in the property market and legal impediments to the open market sale of such property. However, in order to expedite the process of divesting these non-core assets, we have simplified the auction process and have established a subsidiary, Ethniki Kefalaiou, which acquires from the Bank and its subsidiaries certain real estate assets with the sole purpose of realizing for the Group the value of such assets more efficiently.

      The Group’s most significant property is the Bank’s headquarters at 86 Eolou St., Athens, Greece. See Item 4.A, “Information on the Company — History and Development of the Company.”

      The table below identifies our significant real property holdings, as at December 31, 2003:

				Book Value
				(per our	Objective
				Greek annual	Value
				report dated	(as reported
				December 31,	by the tax
Address	Type of Property	Use	Area	2003)	authorities)

				(EUR in thousands)
1. 86 Eolou Str. & 6-8-10-12 Sophocleous Str	Block of multi-story buildings, listed on historical register	– Head office – Administrative services – Leased to Athens Stock Exchange	33,887 m2 on a site of 9,687 m2	73,374	52,332
2. I. Theotoki “Tafros” location Kerkyra	Land	To be developed	24,803 m2 partly zoned (expropriated)	3,940	20,824
3. 70 Th. Sofouli, Kalamaria, Thessaloniki	Land	To be developed	10,333 m2	209	19,205
4. Alifanta, “Kentro” location, Lesvos	Land	To be developed	2,477,192 m2	1,460	19,122
5. 12 Vas. Amalias Ave, Athens	Multi-story building	Administrative services	4,831 m2 on a site of 943 m2	15,122	14,745
6. Retsina and Hymettus Str. former “Akeretsina S.A.” Pireaus	Industrial	Rented (stores, small industries)	15,466 m2 on a site of 26,719 m2	4,218	14,454
7. 6 Kar. Serbias, Athens	Multi-story building	Administrative	5,115 m2 on a site of 480 m2	13,329	13,457
8. 38 Stadiou Str., Athens	Multi-story building, listed on historical register	Store & administrative services	8,820 m2 on a site of 1,700 m2	22,377	13,324
9. 6 Aristotelous Square and 5 Ploutarchou	Multi-story building	Administrative services	5,759 m2 on a site of 879 m2	14,934	10,590
10. 14 Vas. Amalias Ave, Athens	Multi-story building	Administrative services	4,675 m2 on a site of 483 m2	12,231	9,903

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

Average Balances and Interest Rates

      The following table sets forth average balances of assets and liabilities of the Group for the years ended December 31, 2001, 2002 and 2003 and, for interest-earning assets and interest-bearing liabilities, provides the amount of interest earned or paid and the average rate of such interest for such asset or liability, as applicable. The table below has been calculated on the basis of average monthly balances.

	Year ended December 31,

	2001			2002			2003

	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate

			%			%			%

	(EUR in thousands, except percentages)
Assets:
Cash and due from banks	1,313,960	—	—	1,061,473	—	—	475,624	—	—
Deposits with central bank	780,317	32,537	4.17	689,771	24,146	3.50	616,113	17,848	2.90
Federal funds sold and securities purchased under agreements to resell	949,734	27,839	2.93	2,615,547	70,668	2.70	5,036,620	122,901	2.44
Interest bearing deposits with banks	8,898,875	443,319	4.98	6,932,301	216,012	3.12	4,721,390	93,200	1.97
Money market investments	118,917	5,987	5.03	201,871	6,343	3.14	144,628	3,969	2.74
Trading assets:
Debt equity and derivative instruments	14,284,023	689,027	4.82	13,972,135	756,576	5.41	15,821,060	542,099	3.43
Securities:
Available-for-sale, at fair value	3,199,774	171,202	5.35	3,742,323	167,315	4.47	3,899,976	143,893	3.69
Held-to-maturity, at amortized cost	—	—	—	—	—	—	—	—	—
Loans	18,297,112	1,220,267	6.67	19,616,864	1,154,660	5.89	22,074,579	1,190,337	5.39
Less: Allowance for loan losses	(941,194)	—	—	(921,989)	—	—	(898,231)	—	—
Net loans	17,355,918	—	—	18,694,875	—	—	21,176,348	—	—
Goodwill	—	—	—	—	—	—	123,704	—	—
Intangible assets	115,762	—	—	164,652	—	—	81,548	—	—
Premises and equipment, net	639,472	—	—	792,376	—	—	879,807	—	—
Customer’s liability on acceptances	490	—	—	1,517	—	—	776	—	—
Accrued interest receivable	314,785	—	—	219,037	—	—	622,923	—	—
Other assets	2,542,521	31,131	1.22	4,919,096	20,978	0.43	2,828,129	16,086	0.57

Total Assets	50,514,548	2,621,309	5.19	54,006,974	2,416,698	4.47	56,428,646	2,130,333	3.78

Liabilities:
Deposits	40,893,238	1,209,218	2.96	42,539,266	923,640	2.17	43,750,369	592,891	1.36
Central bank borrowings	74,040	7,348	9.93	52,967	5,140	9.70	6,451	916	14.20
Securities sold under agreements to repurchase	4,753,271	149,558	3.15	7,087,318	211,724	2.99	7,445,885	186,152	2.50
Other borrowed funds	197,784	9,147	4.63	148,241	5,654	3.81	249,807	5,031	2.01
Acceptances outstanding	490	—	—	1,517	—	—	776	—	—
Accounts payable, accrued expenses and other Liabilities	1,844,578	2,908	0.16	1,689,250	6,384	0.38	1,252,344	4,812	0.38
Long-term debt	292,337	14,932	5.11	560,985	22,481	4.01	1,147,452	33,752	2.94

Total Liabilities	48,055,738	1,393,111	2.90	52,079,544	1,175,023	2.26	53,853,084	823,554	1.53

Notes:

(1)	Non-accruing loans which have not been written off are included in “Loans,” above.

(2)	Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment to yield of the related loans.

(3)	Throughout 2001, the Bank ceased to accrue interest on commercial loans, residential real estate loans and credit card loans when they are delinquent for 180 days, 360 days and 100 days (i.e. 90 days plus a 10-day grace period), respectively. With effect from January 1, 2002, due to regulatory changes in Greece, the Bank ceases to accrue interest on commercial loans and residential real estate loans when they are delinquent for 180 days, and for credit card loans when they are delinquent for 100 days (i.e. 90 days plus a 10-day grace period).

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

	2002 vs. 2003

	Total	Due to	Due to
	interest	change in	change in
	change	volume	interest rate

	(EUR in thousands)
ASSETS
Cash and due from banks and deposits with central bank	(6,298)	(9,093)	2,795
Federal funds sold and securities purchased under agreements to resell	52,233	65,414	(13,181)
Interest bearing deposits with banks	(122,812)	(68,892)	(53,920)
Money market investments	(2,374)	(1,799)	(575)
Trading assets and derivative instruments	(214,477)	100,117	(314,594)
Securities:
Available-for-sale, at fair value	(23,422)	7,048	(30,470)
Loans	35,677	144,663	(108,986)
Other assets	(4,892)	(8,917)	4,025

Total Assets	(286,365)	228,541	(514,906)

LIABILITIES
Deposits	(330,749)	26,296	(357,045)
Central bank borrowings	(4,224)	(4,514)	290
Securities sold under agreements to repurchase	(25,572)	10,712	(36,284)
Other borrowed funds	(623)	3,874	(4,497)
Accounts payable, accrued expenses and other liabilities	(1,572)	2,798	(4,370)
Long-term debt	11,271	23,502	(12,231)

Total Liabilities	(351,469)	62,668	(414,137)

	2001 vs. 2002

	Total	Due to	Due to
	interest	change in	change in
	change	volume	interest rate

	(EUR in thousands)
ASSETS
Cash and due from banks and deposits with central bank	(8,391)	(3,776)	(4,615)
Federal funds sold and securities purchased under agreements to resell	42,829	48,829	(6,000)
Interest bearing deposits with banks	(227,307)	(97,970)	(129,337)
Money market investments	356	4,176	(3,820)
Trading assets and derivative instruments	67,549	(15,045)	82,594
Securities:
Available-for-sale, at fair value	(3,887)	29,029	(32,916)
Loans	(65,607)	88,017	(153,624)
Other assets	(10,153)	29,099	(39,252)

Total Assets	(204,611)	82,359	(286,970)

LIABILITIES
Deposits	(285,578)	48,673	(334,251)
Central bank borrowings	(2,208)	(2,091)	(117)
Securities sold under agreements to repurchase	62,166	73,439	(11,273)
Other borrowed funds	(3,493)	(2,291)	(1,202)
Accounts payable, accrued expenses and other liabilities	3,476	(249)	3,725
Long-term debt	7,549	13,722	(6,173)

Total Liabilities	(218,088)	131,203	(349,291)

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

	Year ended December 31,

	2001	2002	2003

	(EUR in thousands, except percentages)
Average interest earning assets	46,528,751	47,770,813	52,314,366
Interest income	2,621,310	2,416,698	2,130,333
Average interest bearing liabilities	46,261,413	50,388,777	52,599,964
Interest expense	1,393,113	1,175,023	823,554
Net interest income	1,228,197	1,241,675	1,306,779
Net interest margin(1)	2.64%	2.60%	2.50%

(1)	Net interest margin represents net interest income divided by average interest earning assets.

Return on Equity and Assets

      The following table presents certain selected financial information and ratios for the Group for the periods indicated.

	Year ended December 31,

	2001	2002	2003

	(EUR in thousands, except percentages)
Net interest income	1,228,197	1,241,675	1,306,779
Net income	204,974	126,873	127,496
Average total assets	50,514,548	54,006,974	56,428,646
Average shareholders’ equity(1)	1,362,610	1,297,497	1,313,809
Net interest income as a percent of:
Average total assets	2.4%	2.3%	2.3%
Average shareholders’ equity(1)	90.1%	95.7%	99.5%
Net income as a percent of:
Average total assets	0.4%	0.2%	0.2%
Average shareholders’ equity(1)	15.0%	9.8%	9.7%

(1)	Average shareholders’ equity is calculated as the arithmetical average of shareholders’ equity at the beginning of the year and the end of the year.

Assets

Investment Portfolio

      At December 31, 2003, the Group’s investment securities were carried at a book value of €19,303.5 million, representing 34.7% of the Group’s total assets. Greek Treasury bonds and other Greek State or State-guaranteed securities accounted for €13,110.7 million, or 67.9% of the Group’s investment securities. In preparing its U.S. GAAP Financial Statements, the Group reclassified its securities as required by U.S. GAAP according to the following categories: trading securities and securities available-for-sale.

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

      The Group’s equity portfolio stems largely from investment activities on the ATHEX as well as equities taken in loan foreclosure and workout situations in the past. As part of its aim to restructure and reorganize its operations, the Group has been strategically divesting its holdings in non-core businesses. In 2000, the Group realized a total of €66.3 million by disposing of equity securities. In 2001 and 2002, however, we made no material disposals due to unfavorable market conditions. In 2003, we had revenues of €32.4 million by disposing of equity securities (mainly from our equity participations in AGET and HELEX).

      The following table sets forth the cost and fair value of each type of the Group’s trading securities at December 31, 2001, 2002 and 2003:

	Year ended December 31,

	2001		2002		2003

	Amortized	Fair	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value	Cost	Value

	(EUR in thousands)
Trading Account Securities
Greek government bonds	12,684,640	12,681,367	12,845,393	12,921,289	12,133,285	12,189,657
Certificates of deposit, banker’s acceptances and commercial paper	289,520	292,519	142,983	145,766	132,050	134,061
Debt securities issued by other governments and public entities	64,784	66,453	146,458	147,975	172,543	171,125
Debt securities issued by foreign financial institutions	560,379	562,717	645,408	640,172	374,111	378,992
Debt securities issued by Greek financial institutions	66,474	67,146	44,483	44,488	122,646	122,842
Equity securities issued by companies incorporated in Greece	458,585	294,018	312,658	127,986	267,752	161,687
Equity securities issued by foreign companies	6,180	5,729	5,332	4,442	3,795	3,881
Other	1,395,800	1,402,142	1,229,149	1,245,980	595,380	626,626

Total Trading Account Securities	15,526,362	15,372,091	15,371,864	15,278,098	13,801,562	13,788,871

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

      The following table sets forth the amortized cost and fair value as well as gross unrealized gains and losses of each type of the Group’s available-for-sale and held-to-maturity securities at December 31, 2001, 2002 and 2003:

	Year ended December 31,

	2001				2002				2003

		Gross	Gross			Gross	Gross			Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Amortized	Unrealized	Unrealized	Fair	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value

	(EUR in thousands)
Available-for-sale securities
Greek government bonds	1,098,820	89,069	(2,530)	1,185,359	1,062,601	66,370	(2,962)	1,126,009	895,128	30,578	(4,699)	921,007
Mortgage-backed securities	160,288	1,233	—	161,521	127,775	5,236	(2)	133,009	68,090	1,772	(64)	69,798
Collateralized mortgage obligations	397,858	—	(2,644)	395,214	941,042	5,861	(1,350)	945,553	989,298	1,451	(10,917)	979,832
Debt securities issued by other governments and public entities	634,092	14,732	(5,007)	643,817	582,965	33,511	(3,990)	612,486	2,242,755	30,299	(5,510)	2,267,544
Corporate debt securities issued by companies incorporated in Greece	162,691	2,274	(616)	164,349	99,737	2,661	(112)	102,286	285,207	2,662	(47)	287,822
Corporate debt securities issued by companies incorporated outside Greece	481,012	2,322	(8,698)	474,636	337,891	7,007	(6,940)	337,958	279,576	2,742	(1,780)	280,538
Equity securities issued by companies incorporated in Greece	202,729	6,377	(73,723)	135,383	292,837	2,623	(141,215)	154,245	124,928	5,741	(5,524)	125,145
Equity securities issued by companies incorporated outside Greece	4,916	76	(1,033)	3,959	4,416	158	(670)	3,904	4,222	158	(439)	3,941
Mutual fund units	331,581	2,348	(33,050)	300,879	416,814	5,434	(46,480)	375,768	516,280	4,226	(5,925)	514,581
Other	31,961	—	(2,562)	29,399	53,903	1	(1,160)	52,744	65,403	78	(1,074)	64,407

Total available- for-sale securities	3,505,948	118,431	(129,863)	3,494,516	3,919,981	128,862	(204,881)	3,843,962	5,470,887	79,707	(35,979)	5,514,615

Held-to-maturity securities
Greek government bonds	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage-backed securities	—	—	—	—	—	—	—	—	—	—	—	—
Collateralized mortgage obligations	—	—	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	—	—	—
Debt securities issued by other governments and public entities	—	—	—	—	—	—	—	—	—	—	—	—
Corporate debt securities issued by companies incorporated in Greece	—	—	—	—	—	—	—	—	—	—	—	—
Corporate debt securities issued by companies incorporated outside Greece	—	—	—	—	—	—	—	—	—	—	—	—

Total held-to- maturity securities	—	—	—	—	—	—	—	—	—	—	—	—

      During 2002, the Group took an impairment charge on its available-for-sale portfolio amounting to €35.5 million. The charge relates to equity securities listed on the ATHEX. This amount represented management’s best estimate of the level of permanent diminution in the value of these securities, as a result of the unfavorable market conditions in the Greek equities market. The amortized cost and fair value of these securities at December 31, 2002 was €3,920.0 million and €3,844.0 million, respectively.

      The following table sets forth the book value of the Group’s securities by maturity at December 31, 2003:

	Year ended December 31, 2003

				After one year through			After five years through
	Within one year or less			five years			ten years			After ten years

		Weighted			Weighted			Weighted			Weighted
	Amortized	average	Fair	Amortized	average	Fair	Amortized	average	Fair	Amortized	average	Fair
	Cost	yield	Value	Cost	yield	Value	Cost	yield	Value	Cost	yield	Value

	(EUR in thousands, except percentages)
Trading account securities:
Greek government and agencies	1,215,979	2.46%	1,209,959	8,948,532	3.29%	8,976,348	1,509,866	4.12%	1,519,411	458,908	4.25%	483,939
Certificates of deposit bankers’ acceptances and commercial paper	132,050	3.43%	134,061	—	—	—	—	—	—	—	—	—
Debt securities issued by other governments and public entities	1,989	0.48%	1,931	7,201	6.30%	7,203	47,303	5.89%	46,639	116,050	4.72%	115,352
Debt securities issued by Greek financial institutions	—	—	—	67,667	2.53%	67,762	46,585	3.50%	46,692	8,394	4.48%	8,388
Debt securities issued by foreign financial institutions	9,690	2.28%	9,670	92,177	4.50%	83,497	267,564	4.70%	281,023	4,680	3.68%	4,802
Corporate debt securities issued by Greek companies	14,065	2.93%	14,056	177,577	4.85%	181,046	143,025	5.01%	144,581	—	—	—
Corporate debt securities issued by foreign companies	15,086	4.86%	17,662	77,181	5.34%	91,982	136,847	6.28%	146,744	26,683	1.49%	25,548

Total trading account securities	1,388,859	2.58%	1,387,339	9,370,335	3.34%	9,407,838	2,151,190	4.41%	2,185,090	614,715	4.22%	638,029

Available-for-sale securities
Greek government and agencies	61,250	1.95%	62,678	412,817	3.54%	422,423	268,191	3.54%	277,939	152,870	3.91%	157,967
Mortgage-backed securities	—	—	—	116	4.54%	118	805	6.05%	864	67,169	5.24%	68,816
Collateralized mortgage obligations	—	—	—	—	—	—	—	—	—	989,298	4.40%	979,832
Debt securities issued by other governments and public entities	298,113	2.73%	298,002	1,675,032	3.45%	1,683,018	170,533	4.53%	177,487	99,077	6.38%	109,037
Corporate debt securities issued by companies incorporated in Greece	38,709	2.36%	38,709	212,189	2.73%	214,407	34,309	2.86%	34,706	—	—	—
Corporate debt securities issued by companies incorporated outside Greece	11,901	8.02%	11,986	92,240	4.46%	93,666	170,318	3.98%	169,446	5,117	4.81%	5,440
Other	73	2.66%	75	20	7.60%	20	9,700	—	9,774	13,206	—	13,206

Total available- for-sale securities	410,046	2.73%	411,450	2,392,414	3.44%	2,413,652	653,856	3.83%	670,216	1,326,737	4.49%	1,334,298

Held-to-maturity securities
Greek government bonds	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage-backed securities	—	—	—	—	—	—	—	—	—	—	—	—
Collateralized mortgage obligations	—	—	—	—	—	—	—	—	—	—	—	—
Debt securities issued by other governments and public entities	—	—	—	—	—	—	—	—	—	—	—	—
Corporate debt securities issued by companies incorporated in Greece	—	—	—	—	—	—	—	—	—	—	—	—
Corporate debt securities issued by companies incorporated outside Greece	—	—	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	—	—	—

Total held-to- maturity securities	—	—	—	—	—	—	—	—	—	—	—	—

      As indicated above, the Group holds a significant amount of Greek government securities. This investment in Greek government securities (mostly government bonds and Greek treasury bills) exceeds 10% of the Group’s shareholders’ equity. The aggregate book value and market value of Greek government securities held by the Group (which includes securities held in its trading and available-for-sale portfolios) at December 31, 2003 was €13,110.7 million.

      During 2000, as Greece confirmed its adoption of the euro and the yield on Greek government bonds decreased, we sold securities in our held-to-maturity securities portfolio and reclassified the balance into our trading portfolio. As a result, we have no held-to-maturity securities from the end of 2000 onwards. See Note 10 to the U.S. GAAP financial statements included in this Annual Report.

Loan Portfolio

      The Group’s loan portfolio has grown steadily in recent years in line with increased demand for credit generally in Greece and the other markets in which the Group operates. At December 31, 2003, the amount of the Group’s total outstanding loans and advances to customers equaled €22,933.0 million. The Group’s loan portfolio consists primarily of loans to domestic corporate borrowers, with maturities or periodic repricing intervals of less than six months. See Note 14 to the U.S. GAAP Financial Statements. Approximately 83.1% of the Group’s loan portfolio was to Greek residents as at December 31, 2003. Most of the Group’s loans are in the form of credit lines with short maturities.

      Loans by Type of Customer. The Group offers a wide range of credit instruments to domestic and foreign businesses and State-related entities and individuals, including letters of credit and long-term and short-term loans.

      The following table provides details of loans to customers made by the Group, classified by type of loan, the borrower’s principal economic activity, as well as the breakdown of domestic and foreign loans at December 31, 1999, 2000, 2001, 2002 and 2003. Amounts below are presented based on U.S. GAAP financial data.

	Year ended December 31,

	1999	2000	2001	2002	2003

	(EUR in thousands)
Greek residents:
Consumer:
Residential mortgages	3,082,891	3,616,367	4,521,013	5,559,819	6,793,804
Credit card	374,060	495,037	779,712	1,030,071	1,220,799
Auto financings	16,628	95,281	285,658	283,344	306,195
Other consumers	387,340	632,205	733,510	957,020	1,306,133

Total	3,860,919	4,838,890	6,319,893	7,830,254	9,626,931

Commercial:
Industry and mining	2,159,583	2,404,549	1,870,698	1,992,235	2,098,065
Small-scale industry	669,010	621,781	687,044	685,704	715,106
Trade	2,079,985	2,399,387	2,032,191	2,322,891	2,468,250
Construction	105,855	96,980	148,244	228,986	364,903
Tourism	236,602	237,661	293,562	291,207	306,722
Shipping and transportation	579,833	756,901	867,485	856,660	806,961
Commercial mortgages	150,512	130,853	175,431	100,636	133,596
Public sector	2,035,663	2,414,054	3,653,439	2,186,293	1,478,400
Other	328,117	575,117	1,034,325	704,155	1,048,274

Total	8,345,160	9,637,283	10,762,419	9,368,767	9,420,277

Total Greek residents loans	12,206,079	14,476,173	17,082,312	17,199,021	19,047,208
Unearned income	(276)	—	—	—	—

Loans net of unearned income	12,205,803	14,476,173	17,082,312	17,199,021	19,047,208

	Year ended December 31,

	1999	2000	2001	2002	2003

	(EUR in thousands)
Foreign:
Consumer:
Residential mortgages	151,337	178,239	178,301	258,603	263,964
Credit card	3,425	9,752	15,284	16,669	20,546
Auto financings	12,387	4,205	8,365	10,930	16,735
Other consumers	162,412	205,949	222,159	244,196	267,159

Total	329,561	398,145	424,109	530,398	568,404

Commercial:
Industry and mining	534,054	772,584	922,745	869,188	890,675
Small-scale industry	12,132	91,965	34,028	41,488	88,118
Trade	279,862	407,032	446,364	468,406	618,837
Construction	73,194	106,732	137,201	189,243	267,510
Tourism	43,228	64,123	74,136	71,598	101,591
Shipping and transportation	259,935	266,248	239,634	204,234	226,543
Commercial mortgages	431,815	575,011	658,213	647,306	631,668
Public sector	45,993	76,537	73,530	32,198	45,694
Other	206,812	289,191	268,353	385,048	452,381

Total	1,887,025	2,649,423	2,854,204	2,908,709	3,323,017

Total foreign loans	2,216,586	3,047,568	3,278,313	3,439,107	3,891,421
Unearned income	(14,829)	(5,368)	(14,060)	(6,803)	(5,589)

Loans net of unearned income	2,201,757	3,042,200	3,264,253	3,432,304	3,885,832

Total loans net of unearned income	14,407,560	17,518,373	20,346,565	20,631,325	22,933,040
Less: Allowance for loan losses	(798,008)	(973,211)	(1,014,927)	(1,011,145)	(1,047,493)

Total net loans	13,609,552	16,545,162	19,331,638	19,620,180	21,885,547

      A brief description of the type of loan classifications included in the above analysis is as follows.

      Residential mortgages consist primarily of fixed and floating rate loans first collateralized by interests in owner-occupied dwellings including single family homes and condominiums. These loans are nearly all secured by pre-notation ( prosimiosi) which are less expensive and easier to record than mortgages. See, below in this Item 4.E, “— Credit Quality — Risk Management — Loan Approval Process.”

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

      Construction loans are made for larger scale infrastructure or commercial projects undertaken by private entities on their own behalf or on behalf of government public works offices.

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

      Commercial mortgages are loans for and collateralized by real property used in commercial ventures. These loans are nearly all secured by pre-notation ( prosimiosi) which are less expensive and easier to record than mortgages.

      Public sector loans are those advanced to the Greek government, public utilities and entities governed by the public law of the Hellenic Republic, including IKA,the largest social security institution in Greece.

      The rollover policy of the Group stipulates full repayment of loan obligations upon maturity/ expiry of a loan facility before a new loan is extended.

      The following table provides details of the maturities of loans to customers made by the Group, classified by type of loan, the borrower’s principal economic activity, as well as the breakdown of domestic and foreign loans as at December 31, 2003. Amounts below are presented based on U.S. GAAP financial data.

	Year ended December 31, 2003

	Less than	1 to 5
	1 year	years	After 5 years	Total

	(EUR in thousands)
Greek Residents
Consumer:
Residential mortgages	227,203	463,952	6,102,649	6,793,804
Credit card	1,220,799	—	—	1,220,799
Auto financing	29,373	263,424	13,398	306,195
Other consumers	619,920	677,929	8,284	1,306,133

Total	2,097,295	1,405,305	6,124,331	9,626,931

Commercial
Industry and mining	1,591,716	393,112	113,237	2,098,065
Small-scale industry	502,922	135,728	76,456	715,106
Trade	2,040,962	270,059	157,229	2,468,250
Construction	271,433	53,563	39,907	364,903
Tourism	97,243	130,167	79,312	306,722
Shipping and transportation	242,743	206,740	357,478	806,961
Commercial mortgages	13,212	7,867	112,517	133,596
Public sector	802,512	581,380	94,508	1,478,400
Other	511,139	448,075	89,060	1,048,274

Total	6,073,882	2,226,691	1,119,704	9,420,277

Total Greek residents loans	8,171,177	3,631,996	7,244,035	19,047,208

Foreign:
Consumer:
Residential mortgages	91,957	92,519	79,488	263,964
Credit card	20,402	144	—	20,546
Auto financing	9,913	6,481	341	16,735
Other consumers	110,918	139,850	16,391	267,159

Total	233,190	238,994	96,220	568,404

Commercial
Industry and mining	561,691	279,293	49,691	890,675
Small-scale industry	48,572	35,843	3,703	88,118
Trade	413,409	178,266	27,162	618,837
Construction	139,030	67,646	60,834	267,510
Tourism	43,004	31,347	27,240	101,591
Shipping and transportation	71,002	41,439	114,102	226,543
Commercial mortgages	156,563	317,351	157,754	631,668
Public sector	13,851	26,586	5,257	45,694
Other	249,490	131,371	71,520	452,381

Total	1,696,612	1,109,142	517,263	3,323,017

Total foreign loans	1,929,802	1,348,136	613,483	3,891,421
Unearned income	(1,273)	(4,316)	—	(5,589)

Foreign loans net of unearned income	1,928,529	1,343,820	613,483	3,885,832
Total loans net of unearned income	10,099,706	4,975,816	7,857,518	22,933,040
Less: Allowance for loan losses	(939,490)	(98,365)	(9,638)	(1,047,493)

Total net loans	9,160,216	4,877,451	7,847,880	21,885,547

      Of the Group’s loans outstanding at December 31, 2003 that are due after one year, €2,923.4 million had fixed interest rates while €9,910.0 million had floating interest rates.

Foreign Country Outstandings

      The Group’s foreign outstanding loans, representing specific country risk, are extended primarily by the Group’s foreign branches and banking subsidiaries. The Bank’s Greek and London operations also provide loans customarily made in U.S. dollars to the shipping industry, as well as loans denominated in other currencies as requested by customers. The Group’s most significant exposure to foreign countries for the year ended December 31, 2001, was to the United States, Cyprus, Canada, Germany, the United Kingdom, South Africa and France, for the year ended December 31, 2002, to the United States, the United Kingdom, France, Germany, Cyprus and Bulgaria and for the year ended December 31, 2003, to the United States, the United Kingdom, France, Cyprus and Bulgaria. These foreign country outstandings represent additional economic and political risks, although the Group does not currently view these risks as significant.

      The tables below show the amount of foreign outstandings at December 31, 2001, 2002 and 2003 to borrowers in each foreign country where such outstandings exceed 1% of the Group’s total assets. The Group’s exposure to certain of the countries provided below did not exceed 1% of the Group’s total assets in each of the years presented but have been included in each such year for comparative purposes.

	At December 31, 2001(1)

	Country

	United States	France	United Kingdom	Germany	Canada	Cyprus

	(EUR in thousands)
Loans	1,127,319	10,486	153,831	54,004	291,486	645,438
Interest bearing deposits with banks	321,656	1,007,410	629,206	661,215	506,342	23,260
Other interest bearing investments	966,954	62,007	1,863	211,182	20,751	80,724
Other monetary assets	187,563	75,510	181,119	10,907	30,952	58,917

Total	2,603,492	1,155,413	966,019	937,308	849,531	808,339

(1)	The aggregate amount of outstandings attributable to countries whose outstandings are between 0.75% and 1% of total assets is €895.3 million. This balance is attributable to foreign outstandings with South Africa and Bulgaria.

	At December 31, 2002(1)

	Country

	United States	United Kingdom	Germany	Cyprus	France	Bulgaria

	(EUR in thousands)
Loans	1,149,140	163,988	56,908	721,518	8,888	422,937
Interest bearing deposits with banks	274,932	993,560	1,068,829	18,403	623,851	9,277
Other interest bearing investments	2,171,272	328,749	196,135	99,096	92,072	148,208
Other monetary assets	164,921	27,996	2,638	78,147	36,834	107,017

Total	3,760,265	1,514,293	1,324,510	917,164	761,645	687,439

(1)	The aggregate amount of outstandings attributable to countries whose outstandings are between 0.75% and 1% of total assets is €497.9 million. This balance is attributable to foreign outstandings with Canada.

	At December 31, 2003(1)

	Country

	United States	United Kingdom	France	Cyprus	Bulgaria

	(EUR in thousands)
Loans	963,402	234,251	11,247	795,344	636,489
Interest bearing deposits with banks	7,280	816,843	588,024	7,801	—
Other interest bearing investments	1,463,898	155,996	532,306	30,138	—
Other monetary assets	220,848	16,760	18,983	—	39

Total	2,655,428	1,223,850	1,150,560	833,283	636,528

(1)	The aggregate amount of outstandings attributable to countries whose outstandings are between 0.75% and 1% of total assets is €888.7 million. This balance is attributable to foreign outstandings with Canada and Germany.

     The table below shows the amount of foreign outstandings (in EUR thousands) by type of borrower for countries where the Group’s exposure exceeded 1% of total assets at December 31, 2001, 2002 and 2003.

	Year ended December 31, 2001

	Country

	United States	Cyprus	Canada	United Kingdom	Germany	France

Consumer:
Residential mortgages	57,376	16,279	99,216	—	—	—
Credit card	—	4,399	—	—	—	—
Auto financing	—	7,463	898	—	—	—
Other consumers	10,965	146,336	22,773	7,530	8,974	59

Total	68,341	174,477	122,887	7,530	8,974	59

Commercial:
Industry and mining	559,213	80,158	—	47,081	23,123	—
Small-scale industry	—	—	3,780	—	—	3
Trade	—	208,519	46,377	14,826	5,455	2,609
Construction	15,404	69,001	5,817	23,131	—	3,930
Tourism	—	55,369	—	367	5,039	—
Shipping and transportation	—	48,390	153	67	—	3,885
Commercial mortgages	484,361	—	112,472	411	—	—
Public sector	—	4,499	—	3,308	—	—
Lease financing	—	5,025	—	—	11,413	—
Other	—	—	—	57,110	—	—

Total	1,058,978	470,961	168,599	146,301	45,030	10,427

Total loans	1,127,319	645,438	291,486	153,831	54,004	10,486

	Year ended December 31, 2002

	Country

	United States	Cyprus	Bulgaria	United Kingdom	Germany	France

Consumer:
Residential mortgages	128,106	19,940	14,982	923	—	—
Credit card	—	5,065	59	—	—	—
Auto financing	—	8,334	334	—	—	—
Other consumers	4,587	162,965	45,764	3,022	8,314	153

Total	132,693	196,304	61,139	3,945	8,314	153

Commercial:
Industry and mining	457,558	108,662	104,685	46,591	16,671	—
Small-scale industry	—	—	27,250	—	—	68
Trade	—	172,646	137,450	15,991	20,118	133
Construction	25,132	82,605	18,522	30,455	—	5,018
Tourism	—	64,927	1,353	344	3,409	889
Shipping and transportation	—	37,550	4,743	23,709	439	2,627
Commercial mortgages	533,757	681	—	—	—	—
Public sector	—	63	2,399	—	—	—
Lease financing	—	—	—	—	—	—
Other	—	58,080	65,396	42,953	7,957	—

Total	1,016,447	525,214	361,798	160,043	48,594	8,735

Total loans	1,149,140	721,518	422,937	163,988	56,908	8,888

	Year ended December 31, 2003

	Country

	United States	Cyprus	Bulgaria	United Kingdom	France

Consumer:
Residential mortgages	61,879	29,759	44,901	—	—
Credit card	—	5,828	2,167	—	—
Auto financing	—	11,551	1,787	515	—
Other consumers	3,394	88,045	109,758	2,918	213

Total	65,273	135,183	158,613	3,433	213

Commercial:
Industry and mining	391,149	116,278	93,801	35,707	—
Small-scale industry	—	—	68,745	—	2,304
Trade	—	264,401	168,865	10,726	3,204
Construction	10,805	105,245	28,025	77,817	5,120
Tourism	—	72,925	23,289	318	400
Shipping and transportation	—	41,805	20,831	28,941	6
Mortgages	496,175	—	—	—	—
Public sector	—	—	16,344	—	—
Public sector-Other	—	24	50,584	—	—
Other	—	59,483	7,392	77,309	—

Total	898,129	660,161	477,876	230,818	11,034

Total loans	963,402	795,344	636,489	234,251	11,247

Credit Quality

Risk Management — Loan Approval Process

      The Bank has been actively trying to increase the size of its loan portfolio and has begun to increase its marketing efforts to borrowers in segments with higher interest rate margins, such as trade, mortgage and consumer borrowers. Consumer loans are available through two main sales channels: the Bank’s network, which accounted for 51% of all consumer loans disbursements in 2003, and through third-party distributors (such as retailers and car dealers), which accounted for the remaining 49%.

      The loan approval process is conducted separately by the Bank and each of its subsidiaries. The discussion below relates to the Bank and its banking subsidiaries, Atlantic Bank of New York, NBG Canada, the South African Bank of Athens, United Bulgarian Bank, Stopanska Banka, NBG Cyprus and Banca Romaneasca.

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

      Commercial credit decisions are based primarily on the customer’s potential sources of repayment, including an assessment of the customer’s operational cash flow as well as an analysis of the customer’s investment and financing decisions. Credit analysis is conducted through the use of decision support models. Since 1 January 2004, credit analysis of medium-sized enterprises and large corporations is conducted by using the Moody’s Risk Advisor (MRA) decision model. Collateral value is also considered in making commercial credit decisions. When evaluating corporate customers, the Bank’s total exposure to the customer, the condition of the industry in which the customer operates, and the capital structure and quality of management of the customer are all taken into account. Before credit is extended to a corporate customer, a credit report relating to each borrower is prepared by a special department of the relevant credit division of the Bank and reviewed by the appropriate review body, as described above. Large corporate loans and loans for investment programs are evaluated using feasibility studies prepared by the Bank.

      The Bank estimates that it has approximately 31,000 small business clients (businesses with less than €1 million each in turnover). In order to standardize lending criteria and to free the resources of branch managers, who traditionally extended small corporate credit, the Bank has created small business credit centers in Athens, Thessaloniki and Patras. These small business credit centers belong to the Trade Credit division and are staffed by lending teams under the supervision of a team leader. In addition, there are workout teams responsible for managing loans overdue for more than 90 days. Credit underwriters use a decision support model to assist in their credit decisions, while reviewing and making credit determinations on applications forwarded by branch managers. The small business credit centers use two new credit appraisal models for the evaluation of small enterprises and professionals (one for the evaluation of free-lance professionals and small service enterprises with financing up to €1 million and one for all other small enterprises and professionals with financing above €1 million). The creation and operation of these new models was dictated by the need to revise, simplify and speed the loan approval process to meet the targets of the division and the consolidation of such loan activities into retail banking. These models have improved the quality of, and reduced the time required for the credit evaluation process. The benefits of this structure, as demonstrated during the pilot program,are the ability to make faster and more objective credit application determinations while permitting branch managers to devote more of their time to developing relationships with clients and expanding the Bank’s market share. The Athens, Thessaloniki and Patras credit centers handle all of the Bank’s small business credit applications in Greece. In addition, the Bank has two separate business banking centers in Athens and Thessaloniki that handle credit applications from middle market clients (enterprises with turnover of between €1 million and €50 million and for loans up to €7.3 million). These centers are staffed by lending teams, consisting of a relationship manager and a credit underwriter, responsible for serving the banking needs of these medium-sized enterprises. The relationship manager acts as the Bank’s specialist for these companies, and also seeks to expand the Bank’s share in this market, while the credit underwriter undertakes the analysis associated with the granting of credit.

      Consumer credit decisions are based mainly on a credit scoring system whereby consumer creditworthiness is evaluated by assigning points to various attributes of the credit applicant such as age, marital status, property ownership status, occupation, annual income and any pre-existing relationships with the Bank.

      The Bank bases its lending decisions with respect to consumer loans on a scorecard application provided by Statistical Decisions, a software company. For all credit extension decisions, NBG’s total exposure to the customer is considered. The Bank also implements programs for pre-approval of certain consumer credit facilities. Customers are eligible for pre-approval based on several criteria determined by a credit scoring system which the Bank implemented in 1998. The Bank has been actively trying to increase the size of its loan portfolio and has begun to increase its marketing efforts to borrowers in segments with higher interest rate margins, such as trade, mortgage and consumer borrowers. The Bank has also introduced telemarketing directed primarily at consumers.

      Mortgage lending is done through a centralized loan approval process. Mortgage loan applications of up to €70,000 have to be approved jointly by the relevant Head of Department and Section supervisor. Applications over €70,000 and up to €180,000 have to be approved by the relevant Deputy Division Manager and the Head of Department or Section supervisor. Applications over €180,000 and up to €1,000,000 have to be approved by the Division Manager and the relevant Deputy Manager or Head of Department. Mortgage loan applications in excess of €1,000,000 must be submitted for approval to the Deputy Governor overseeing the Mortgage Credit Division.

      The Bank may at its discretion permit the transfer of a mortgage on condition that the transferee agrees to assume all obligations arising from the original mortgage contract, and provided that the transferee’s income and credit profile have been screened and approved by the pertinent department Mortgage Credit Division.

      The Bank secures nearly all mortgage loans with pre-notations of mortgage filings (prosimiosi), which is now the market practice in Greece, as they are less expensive and easier to record than mortgages. Prosimiosis are easily converted into full mortgages following a court order, which may be obtained at the request of the Bank in the event of default. This practice has been in use by the Bank for over a decade. Collateral is taken in connection with all the Bank’s mortgage loans. The value of the collateral taken by the Bank is normally 130% of the loan amount. The current value of the collateral greatly exceeds this figure due to the steady increase in residential property values in Greece, which have increased by an average of close to 11% per year in the past four years.

      Loan approval criteria include the applicant’s income, sources of income, size of mortgage payments in relation to disposable income, and employment history. Credit decisions also take into account whether the applicant has significant deposits with the Bank and the existence of other assets, including real estate. Age, marital status and family size, in conjunction with the customer’s overall tax and credit history, are also taken into consideration, as is the value of the collateral. Normally the maximum loan to value (also known as “LTV”) ratio is 75%, while our average LTV is much lower. Our risk is further mitigated by the fact that, currently, approximately 44% of the Bank’s mortgage portfolio consists of loans that are directly guaranteed or subsidized by the Hellenic Republic.

      The valuation of the market value of the collateral is carried out by qualified appraisers, either in-house or outsourced, whom we require to be Technical University graduates (civil engineers or architects). In carrying out their appraisal of the market value of the property, they have to take into account the “objective value system” covering most of the country, which specifies the value of each individual property for tax purposes. The “objective value” is normally much lower than the market value of the property and, as such, is a useful benchmark for the appraiser serving as an indication of the minimum price for which the property may be sold.

      Collateral is taken in connection with most of the Bank’s loans and the value of the collateral held by the Bank exceeds 50% of the total value of the Bank’s loan portfolio. Consumer loans (other than mortgage loans) are generally not collateralized. Collateral requirements are established based on the analysis conducted in connection with the loan approval process. With respect to large transactions, the branch responsible for a loan carries out an evaluation of the collateral provided. In the case of real property, this evaluation is normally based on the appraisal conducted by the Bank’s Technical Department. Listed securities are valued by reference to market value and liquidity. In the unusual case that the Bank accepts unlisted securities as collateral, these are valued according to an independent appraisal. Inventory stock and receivables are evaluated by factors such as type and marketability.

      We have established eleven collection units around Greece that deal with non-performing mortgage loans and nine collection units for commercial loans. These units are responsible for collection procedures and foreclosure, relieving our branches of those obligations.

      The credit policies are communicated throughout the Bank by way of credit manuals and circulars, supplemented by bulletins and local directives on particular issues. The Bank has prepared a new credit manual, which, the Bank believes, follows best banking practices.

      Atlantic Bank of New York. Loan approval for consumer and residential mortgage loans made by ABNY is centralized. Mortgage loans of up to US$1,000,000 that are sold on the secondary market and mortgage loans of up to US$500,000 that remain in ABNY’s portfolio are approved by the Residential Lending Department, with all mortgage loans screened by a mortgage underwriter. For portfolio loans that exceed US$500,000, an authorized member of the Management Credit Committee or the Director of Community Banking must grant approval. Consumer loans of up to US$100,000 are approved by the Community Banking Group, with all loans screened by an underwriter. Approvals of commercial loans require, at a minimum, two credit officers. Loan approval authority for commercial loans up to US$5.0 million is delegated to the Chief Lending Officer. The Chief Credit Officer has credit approval authority for loans up to US$7.5 million. All loans in excess of US$7.5 million but less than US$10.0 million must be approved by the ABNY Management Credit Committee. The President of ABNY must be one of the approving members. The board of directors of ABNY must approve loans in excess of US$10.0 million.

      Lending decisions at ABNY are based primarily on the borrower’s ability to repay, as determined by a cash flow, income statement and balance sheet analysis (in the case of a corporate loan) or cash flow, net worth and income (in the case of a personal loan). Collateral is considered on a secondary basis. A majority of loans granted by ABNY involve some form of security, either in the form of specific collateral or a general security interest over assets of the borrower. The borrower’s prior credit history is also an important consideration in the loan approval process. ABNY obtains credit reports from independent credit reporting agencies with respect to all applications for consumer loans and personal guarantors of commercial loans.

      NBG Canada. Loan approval decisions at NBG Canada are made by credit committees. Each committee operates according to written limits and guidelines as to amounts, concentrations, types of facility and classes of collateral. Loans of up to CDN$250,000, with an aggregate per borrower of up to CDN$940,000, are approved at branch level. Loans over CDN$250,000 and up to CDN$300,000 with an aggregate amount per borrower of up to CDN$1,150,000 must also be approved by the Vice-President Credit. Loans of up to CDN$450,000, with an aggregate amount per borrower of up to CDN$1,725,000 must be approved by the Vice-President and Chief Credit Officer. Loans of up to CDN$3,500,000 with an aggregate amount per borrower of up to CDN$9,250,000, or 25% of shareholders equity, which ever is less, must be approved by the Management Credit Committee. Any larger amounts must be approved by the Board Credit Committee.

      Evaluation of credit proposals involves analyses of the loan purpose and the repayment sources. These analyses are based on reviews of the business, management, and financial statements (including cash flow) of each potential borrower and the security offered or which will be required to mitigate any unacceptable levels of risk. These analyses are also supported by credit bureau and bank reports as well as independent appraisals of immovable and movable assets as necessary. If the borrower is found to qualify, an offer of credit is made along with conditions on amount, term, interest rate, repayment, security, covenants, disbursement method and other issues.

      The South African Bank of Athens. The loan approval process at SABA is centralized and takes place in the Credit Risk Department located at SABA’s head office. However, branch managers have authority to grant asset based finance loans for motor vehicles of up to South African Rand (R) 250,000 and cash-backed loans, which require either pledged cash investments or pledged investment policies as collateral, of up to R1,000,000. In 2004, SABA started a major project which entails the automating of the loan approval process as well as the entire credit process.

      United Bulgarian Bank. UBB has implemented a three-tiered credit approval system which is based on the size of the requested loan. The first tier is composed of corporate credit centers that have discretion to approve loans not exceeding Bulgarian leva (BGN) 500,000 for small and medium-sized companies,as well as for large-sized companies. Loans which exceed the above thresholds, up to a maximum of US$ 3,000,000 (for loans in US$) or € 3,000,000 (for loans in €), or BGN 6,000,000 (for loans in BGN) must be approved by UBB’s Credit Committee. This Committee consists of the three Executive Directors of UBB, the Head of Corporate Banking and the Head of Risk Management. All loans exceeding US$3,000,000 or €3,000,000 or BGN 6,000,000, as applicable, after approval by the Credit Committee, must be approved by UBB’s board of directors.

      Stopanska Banka. Stopanska Banka has adopted a five-tiered credit approval system for lending, depending on the size of the loan. The micro credit Committee (established in 2003) approves loans for which the cumulative exposure of Stopanska Banka to a single client is up to €50,000. The Credit Committee approves loans for which the cumulative exposure of Stopanska Banka to a single client is over €50,000 and up to €750,000. The Senior Credit Committee approves loans for which the cumulative exposure to a single client exceeds €750,000 to an amount equal to 10% of the guarantee capital of the Bank. The Risk Management Committee of Stopanska Banka approves credit exposure towards a single borrower exceeding 10% of the guarantee capital of the Bank and up to €8 million with previous consent of the Senior Credit Committee. The Board of Directors approves credit exposure towards a single borrower above, €8 million with previous consent of the Risk Management Committee.

      NBG Cyprus Ltd. Small loans, of up to Cyprus pounds (CYP) 220,000, are approved at the branch and regional division manager’s level in NBG Cyprus. Loan applications for amounts exceeding CYP220,000 require the approval of additional committees. The Credit Division Committee approves applications for loan amounts exceeding CYP220,000 and up to CYP440,000, the Credit Committee approves applications for loan amounts of CYP440,000 up to CYP2,000,000 and the Executive Credit Committee approves applications for loan amounts of CYP2,000,000 up to CYP4,000,000. All loans exceeding CYP4,000,000 must be approved by NBG Cyprus’ Board of Directors.

      Banca Romaneasca S.A. Banca Romaneasca has adopted a four-tiered credit approval system for lending, depending on the total aggregate exposure to a single debtor (considered as a single client or group of clients). The Branch Credit Committee must approve loans up to €100,000. The Head Office Credit Committee must approve loans for which the total aggregate exposure to a client in respect of credit lines, guarantees and other loan operations is over €100,000 and up to €200,000. The Management Committee (whose members are the General Manager and the two Deputy General Managers) must approve loans of any kind, letters of credit, and other loan operations exceeding €200,000 and up to 10% of Banca Romaneasca’s equity. Finally, the Board of Directors must approve loans of any kind, guarantees and other such operations for which the bank’s total aggregate exposure to such client exceeds 10% of share capital. The Board of Directors approves any kind of loan operations for related parties, regardless of the amount.

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

      Atlantic Bank of New York. All outstanding business loans in excess of US$7.5 million are reviewed annually by the ABNY Management Credit Committee. All loans up to US$7.5 million are reviewed on an annual basis by the commercial lending department responsible for approving the loan. In addition, ABNY engages independent credit review companies to carry out reviews of loans and leases on an annual basis, and aims to cover approximately 75% of the commercial loan portfolio in each period. Reviews are focused on the largest and most recently granted loans and leases,as well as a random sample of other loans and leases,including delinquencies and exposures deemed to be of greater-than-acceptable risk. Interim reviews are undertaken when deemed necessary. ABNY employs a ten-point risk-rating system. All loans determined to be of greater than acceptable risk are also reviewed by ABNY’s Chief Lending Officer and Chief Credit Officer at least quarterly.

      NBG Canada. NBG Canada employs a seven-point risk rating system, as well as a credit review process that reviews all commercial business loans and commercial mortgage loans on an annual basis. Residential mortgages and personal loans are reviewed at the expiry of their terms. Non-performing loans are reviewed when classified as such and at least quarterly thereafter. Interim reviews are undertaken when deemed necessary. Coverage of specific provisions and general allowance as a percentage of non-performing loans is 69%, as at

March 31, 2004. In addition, NBG Canada has an internal audit department as well as external auditors that review and report to NBG Canada’s Board of Directors with respect to asset quality, the consistency of credit ratings and other credit practices in order to ensure that these are within the approved policies and standards of the Group and that the specific provisions and general allowance are sufficient. These factors are also reviewed annually by the Office of the Superintendent of Financial Institutions (OSFI), the Canadian regulator of financial institutions.

      The South African Bank of Athens. SABA focuses on working capital facilities and asset based finance for small-to-medium sized enterprises and all facilities are reviewed on an annual basis in light of the most recent financial statements for such corporate clients. During this review period SABA analyses the client’s entire business and looks for opportunities to add value by either providing business advice or restructuring/ increasing facilities.

      United Bulgarian Bank. Outstanding business loans to large corporations are reviewed monthly by the responsible credit officers and by UBB’s Credit Portfolio Review Committee, which is responsible for reviewing general categories of risk and implementing risk guidelines. Loans to SMEs are reviewed on a quarterly basis. All loans are reclassified quarterly according to a risk assessment based on a four-point risk-rating system. In addition, UBB’s auditors carry out a separate review of loans representing approximately 70% of the loan portfolio on an annual basis. The review is focused on the largest and most recently granted loans and a random sample of other loans. Interim reviews are undertaken during semi-annual audit reviews. Reports related to the status of loans are submitted regularly to the Credit Committee by UBB’s Credit Portfolio Review Committee. At least once a year, UBB’s executive management presents a full report on the quality of UBB’s loan portfolio to its board of directors.

      Stopanska Banka. Stopanska applies a five-point risk rating system for classifying loans. Loans are rated from A to E, with E being the riskiest (i.e. non performing). Loans are classified depending on the length of time they have been in arrears. Loans in class A have been in arrears for less than 15 days, while those in class E have been in arrears for over 365 days. Allowances for loan losses are based on specified allowance coefficients which vary in proportion to the risk attributable to each one of the five loan categories.

      NBG Cyprus. NBG Cyprus has adopted the Bank’s risk rating system. A special Credit Provisions Committee presents a report annually to NBG Cyprus’ Executive Credit Committee on the quality of the bank’s credit portfolio.

      Banca Romaneasca. Banca Romaneasca applies a five-point risk rating system. The risk rating assigned to a loan is determined by three factors: initiation of legal proceedings, financial performance and debt service. The initiation of legal proceedings against a debtor results in the highest risk rating. A debtor’s financial performance is measured by a combination of quantitative and qualitative criteria, such as the debtor’s quantitative financial performance as well as his general background. Banca Romaneasca evaluates these factors and, after receiving a client’s annual and semi-annual financial statements, determines the risk rating on a semi-annual basis (in April and August). Based on financial performance and taking into account any delinquencies lasting over 15 days, each branch calculates the appropriate provision for each debtor’s account at the end of each month

Allowance for Loan Losses — Methodology

      We maintain an allowance for loan losses sufficient to absorb losses inherent in the loan portfolio. The balance of the allowance for loan losses is based on ongoing assessments of the probable estimated losses inherent in the loan portfolio that are performed by those members of the Group’s management who are responsible for the respective loan types, subject to the approval of the Group’s senior management. Guidelines have been established for the assessment process and are continuously monitored and improved.

      In general, the allowance incorporates the measurement methods, income recognition and disclosures as provided for in the following accounting pronouncements:

•	Statement of Financial Accounting Standards No. 5,“Accounting for Contingencies”;

•	SFAS No. 114,“Accounting by Creditors for Impairment of a Loan”; and

•	SFAS No. 118,“Accounting by Creditors for Impairment of a Loan — Income Recognition and Disclosure”.

      Specifically,our methodology has five primary components described below:

•	Specific allowances. Specific allowances are recorded for certain impaired loans identified among large non-homogeneous loans that we have extended to our commercial customers that are rated in our four highest risk categories. These allowances are recorded after an analysis of the particular customer is performed which takes into consideration the loan balance, payment history, cash flow analysis, collateral value and other factors. Individually impaired loans are measured based on the present value of payments expected to be received, or, for loans that are solely dependent on the collateral for repayment, the estimated fair value of the collateral.

•	Coefficient analysis. A coefficient analysis is performed on commercial loans in which the individual loans are grouped into eight risk categories based on common characteristics such as industry, payment history (including delinquency), collateral values and other factors. Allowance percentages, or coefficients, based on historic loss rates among these groupings are then applied to determine the allowance for loan losses to be recorded related to these loans, with the exception of impaired loans to which specific allowances are applied, as described above. See “— Risk Management — Credit Review Policies” in this Item 4.E.

•	Homogeneous analysis. Our consumer loan portfolio is pooled by portfolio segment (residential mortgages, installment loans, credit cards,etc.) and the losses inherent in each portfolio segment are estimated and recorded as loan loss allowances based primarily on historical loss rates applied to current loan balances.

•	Foreign loans. Allowances for losses inherent in loans made through our branches and subsidiaries outside of Greece are estimated by the branch or subsidiary which originated the loan. Methodologies applied are similar to those employed by the Group for loans in Greece.

•	Unallocated allowance. As the estimative process for portfolio losses is based on historical data, the amounts it indicates must acknowledge the inherent flaws in the process. These amounts further incorporate conditions existing at the balance sheet date which are difficult to measure and contain higher levels of uncertainty as to their effect on our loss rates. Such conditions include, among other things:

•	general and specific economic and business conditions affecting our key lending segments and geographical areas;

•	geographical and industry segment concentrations;

•	credit quality trends, including trends in non-performing loans expected to result from existing conditions;

•	average loan balances and volumes;

•	collateral values;

•	seasoning of the loan portfolio;

•	recent loss experience in particular segments of the portfolio;

•	duration of the current business cycle within an industry;

•	bank legislative regulatory developments; and

•	findings of our internal audit department.

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

	At December 31,

	1999	2000	2001	2002	2003

	(EUR in thousands)
Specific allowances	313,303	287,882	291,434	341,226	308,063
Coefficient analysis	139,504	142,174	145,059	101,070	89,535
Homogeneous analysis	156,957	202,148	197,756	281,640	363,867
Foreign loans	114,354	246,154	265,641	239,785	212,948
Unallocated	73,890	94,853	115,037	47,424	73,080

Total loan loss allowance	798,008	973,211	1,014,927	1,011,145	1,047,493

      The increase in allowances under the homogeneous analysis during 2003 reflects the increase of non-performing loans to consumers, especially in credit cards and residential mortgages.

      The following table illustrates the activity in the loan loss allowance balance over the previous five years:

	Year ended December 31,

	1999	2000	2001	2002	2003

	(EUR in thousands)
Balance at beginning of year	829,884	798,008	973,211	1,014,927	1,011,145
Add: Allowance (upon acquisition) attributable to companies acquired during the year	—	133,657	—	2,474	3,766
Add: Provisions for probable loan losses	64,880	107,348	170,786	143,391	140,543
Write-offs	(111,196)	(50,350)	(133,797)	(111,884)	(101,670)
Recoveries(1)	5,224	1,455	3,540	2,480	9,011

Less: Net write-offs	(105,972)	(48,895)	(130,257)	(109,404)	(92,659)
Exchange differences and other variations	9,216	(16,907)	1,187	(40,243)	(15,302)

Balance at end of year	798,008	973,211	1,014,927	1,011,145	1,047,493

(1)	Recoveries after write-offs of non-performing loans are minimal since, under Greek regulations non-performing loans cannot be written-off until all legal remedies for recovery have been exhausted.

     Key ratios related to the activity in our loan loss allowance for the previous five years to which our loan loss methodology was applied are as follows:

	At December 31,

	1999	2000	2001	2002	2003

	(%)	(%)	(%)	(%)	(%)
Allowance for loan losses as a percent of total loans	5.5	5.6	5.0	4.9	4.6
Provision for probable loan losses as a percent of net loans written-off	61.2	219.5	131.1	131.1	151.7
Recoveries of loans to loans written-off in the previous year	2.9	1.4	7.0	1.9	8.1
Net loans written-off to average loans outstanding	0.8	0.3	0.7	0.6	0.4
Allowance for loan losses as a percent of non-accrual loans	63.0	68.6	74.0	74.6	76.7

Non-Performing Loans, Loan Loss Provisions and Loan Loss Experience

      Non-Performing, Delinquent and Restructured Loans. The table below shows (1) all loans that are non-performing, which are accounted for on a nonaccrual basis, (2) all accruing loans which are contractually past due 90 days or more as to principal or interest payments and (3) loans which are not included in (1) or (2) which are troubled debt restructurings for each of the five years ended December 31, 1999, 2000, 2001, 2002 and 2003.

	At December 31,

	1999	2000	2001	2002	2003

	(EUR in thousands)
Domestic loans:
Non-performing past due and restructured loans:
Accruing loans:
Past due 90 days — 180 days	38,709	28,807	68,563	19,743	22,093
Past due 180 days — 365 days	75,979	119,695	132,285	68,995	51,599

Total accruing loans	114,688	148,502	200,848	88,738	73,692
Non-accruing loans:
Past due 90 days — 180 days	20,957	16,596	10,531	3,077	1,313
Past due 180 days — 365 days	48,012	46,442	22,938	47,734	28,983
Past due 365 days or more	1,061,931	1,066,245	1,018,888	1,062,354	1,043,336

Total non-accruing loans	1,130,900	1,129,283	1,052,357	1,113,165	1,073,632
Troubled debt restructuring	84,810	51,883	48,792	158,551	113,663

Total domestic loans	1,330,398	1,329,668	1,301,997	1,360,454	1,260,987
Foreign loans:
Non-performing past due and restructured loans:
Accruing loans:
Past due 90 days — 180 days	—	—	—	—	—
Past due 180 days — 365 days	—	—	—	—	—
Total accruing loans	—	—	—	—	—
Non-accruing loans:
Past due 90 days — 180 days	40,599	64,816	127,333	44,761	37,749
Past due 180 days — 365 days	27,266	65,218	33,809	37,244	96,253
Past due 365 days or more	68,387	160,182	157,501	160,700	157,611

Total non-accruing loans	136,252	290,216	318,643	242,705	291,613
Troubled debt restructuring	18,292	631	55,002	62,131	57,129
Other	—	—	—	—	—

Total foreign loans	154,544	290,847	373,645	304,836	348,742

Total domestic and foreign loans	1,484,942	1,620,515	1,675,642	1,665,290	1,609,729

      The following table sets forth the amount of loans of the Group which were non-performing, as determined by the banks in the Group,as at December 31, 1999, 2000, 2001, 2002 and 2003.

	At December 31,

	1999	2000	2001	2002	2003

	(EUR in thousands)
Group customer loans (gross amount)	14,407,560	17,518,373	20,346,565	20,631,325	22,933,040
Domestic loans:
Non-performing loans	1,130,900	1,129,283	1,052,357	1,113,165	1,073,632
Foreign loans:
Non-performing loans	136,252	290,216	318,643	242,705	291,613

Total non-performing loans	1,267,152	1,419,499	1,371,000	1,355,870	1,365,245

The Group’s Treatment of Non-Performing Loans

      The accounting processes applied by the Group for problem loans are based on Greek and applicable local regulations in other countries where the Group operates. Greek regulations with respect to problem loans differ in certain respects from those followed by banks in other countries, including the United States.

      Under current Greek law, a non-performing loan is one where interest and/or principal has not been paid for six months (regardless of the existence or value of collateral). Prior to 2002, this period was 12 months. However, under long-standing Bank policies, commercial loans are treated as non-performing after 180 days and consumer loans are treated as non-performing after 100 days (i.e. 90 days plus a 10-day grace period). The Bank ceases to accrue interest when a loan is determined to be non-performing.

      The total value of non-performing loans (i.e., non-accruing loans) for the Group was €1,365 million at December 31, 2003. This corresponds to 6.0% of the Group’s loans outstanding at the same date. Of the Group’s non-performing loans, €1,129 million were held by the Bank. This amount represented 5.7% of the Bank’s portfolio.

      For the year ended December 31, 2003, the Group would have recorded €12.9 million of gross interest income had the non-performing loans been current instead of €7.1 million that was actually recorded.

      The Group’s level of non-performing loans (approximately 6.0% of the total loan portfolio at December 31, 2003) is significantly higher than most other banks in the EU. The high level of non-performing loans in the Group’s portfolio has resulted from several factors. Key factors that have contributed to the level of non-performing loans were the recession in the Greek economy, which affected many borrowers in the 1990s, and past Government influence over lending policies, including Government regulations requiring lending to specific sectors of the economy and Government policies that required the Bank to extend loans to troubled companies considered to be important to the Greek national interest. Other contributing factors were that the methods for approving loans and monitoring troubled loans in the past, in general, depended heavily on collateral and did not focus on the cash flow of the borrower, leading to relatively high levels of payment defaults. In addition, there were inadequate procedures for monitoring troubled loans.

      Furthermore, non-performing loans have tended to remain on the Group’s balance sheets significantly longer than would be the case with banks in other Western European countries and the United States due to Greek regulations limiting the ability of Greek banks to make provisions for and to write off non-performing loans. See “— Provisions for Probable Loan Losses and Write-offs of Non-Performing Loans “ below in this Item 4.E, for a discussion of the Group’s reserve and write-off policies and relevant regulations.

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

      The Bank has implemented a loan-restructuring program available to all borrowers whose loans have been classified as non-performing. The Bank makes this program available from time to time. The terms on which non-performing loans are restructured vary depending upon several factors including how long the loan has been classified as non-performing and the value of the collateral underlying the loan. Restructuring terms generally involve a discount to the total amount of unpaid interest owed to the Bank under the loan and a revised interest rate and repayment schedule. Non-performing loans that have been restructured remain classified as non-performing loans until they are repaid in full and interest does not accrue with respect to such loans. If the borrower performs under the restructuring arrangements, however, the Bank ceases to pursue legal action against the borrower under the original loan. However, few loans have been restructured by the Bank during the last two years pending the implementation of Greek Law 2912/2001, which caps the balance of certain non-performing loans.

ABNY’s Treatment of Non-Performing Loans

      ABNY, in line with US banking regulations, considers loans to be non-performing and stops accruing interest on such loans when interest or principal has not been paid for 90 days. All interest accrued but not collected is reversed.

      ABNY determines whether to commence legal action with respect to non-performing loans on a case-by-case basis, but generally commences foreclosure proceedings with respect to residential mortgages after principal or interest are 120 days past due. ABNY has its own collections and work-out department and also outsources the collection of consumer loans to local debt collection companies. Atlantic Bank will occasionally restructure loans that are adversely classified and/or categorized as non-performing. The terms on which non-performing loans are restructured vary depending upon several factors, including how long the loan has been classified as non-performing and the value of the collateral underlying the loan. The restructuring terms generally involve a discount to the total amount of unpaid interest owed to the bank under the loan, a revised interest rate and repayment schedule and additional security and guarantees. Non-performing loans that have been restructured normally remain classified as non-performing for a minimum of six months. They may be returned to accrual status if the payment of principal and interest are current and future payments are expected to be made on schedule. If the borrower performs under the restructuring arrangements, the bank ceases to pursue legal action against the borrower under the original loan.

      ABNY’s non-performing loans at December 31, 2003 totaled €5.2 million, or 0.53% of its loans outstanding at such date.

NBG Canada’s Treatment of Non-Performing Loans

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

      NBG Canada considers restructuring of an impaired loan infrequently, and on a case-by-case basis. Restructuring terms vary depending on several factors, most importantly the value of existing collateral and/or additional collateral obtained. If the borrower performs under the restructuring arrangements, the bank ceases to pursue legal action against the borrower. Non-performing loans that have been restructured remain classified as non-performing loans until they are repaid in full. There were no restructurings in 2003.

SABA’s Treatment of Non-Performing Loans

      SABA reclassifies the status of its loan accounts on the following basis:

      i) 60 days in arrears — the account is reclassified from “1” to “2” (loan classifications are explained in the table below) and additional provision is made pursuant to South African Reserve Bank requirements.

      ii) 90 days in arrears — the account is reclassified to “3” and again additional provision is made pursuant to South African Reserve Bank requirements. During this time of re-classification, the bank also endeavors to communicate with the client in order to either obtain repayment of the arrears or to restructure the debt against, if necessary, additional security.

      iii) 120 days in arrears — the bank will determine whether legal action should be initiated for recovery. The account will be reclassified to “4” and transferred to the Recoveries Division. Accounts thus classified do not accrue interest.

      The Recoveries Division will endeavor to communicate with the borrower in order to obtain repayment. If arrangements are concluded with the debtor at this point, such arrangements are generally governed by a deed of settlement where the debtor consents to judgment in the event of a further default under the revised arrangements. The revised arrangements may include, inter alia, a reduction in the interest rate applicable to the loan and/or a discount in respect of interest, which remains unpaid.

      Once a facility has been restructured pursuant to a Deed of Settlement, the account will remain in the books of the Recoveries Division with interest only transferred to the income statement once the principal has been reduced to an amount that is adequately supported by the value of tangible collateral held or, in cases where no tangible collateral is held, once the principal has been repaid.

      iv) In the event of there being no response to the initial demand for payment by the Recoveries Division, the matter is referred to attorneys for legal action and the account is reclassified as “5”.

      The South African Reserve Bank has issued guidelines on how loans should be categorized and what minimum provision should be raised, a summary of which is set forth below.

• 1 Current	1% general provision
• 2 Special Mention	2% specific provision
• 3 Sub-standard	20% specific provision net of collateral
• 4 Doubtful	50% specific provision net of collateral
• 5 Bad Debt	100% specific provision net of collateral

      SABA strictly adheres to these guidelines.

      In 2003, Account Statement AC 133 was implemented for the first time at SABA. This Statement required the bank to analyze its loan portfolio by taking into account historical default and recovery rates product by product. This exercise resulted in the bank analyzing data on its loan portfolio for the last nine years. Any additional provision raised is treated as portfolio provision and is over and above the provision already raised in terms of the South African Reserve Bank guidelines.

UBB’s Treatment of Non-Performing Loans

      UBB classifies loans as non-performing if they are in arrears for more than 90 days. Interest payments that are overdue for more than 90 days are accrued as an off-balance sheet item and are not capitalized. UBB charges penalties on overdue balance sheet interest in accordance with the terms of the relevant loan agreement. These penalties are accrued as an off-balance sheet item. When overdue amounts are fully repaid, UBB renews its balance sheet accruals. Following its adoption of IFRS as of January 1, 2003, UBB suspends accrual of interest income when loans become doubtful of collection (non-performing). Such income is excluded from interest income until received. When overdue amounts are fully repaid, UBB renews its balance sheet accruals.

Stopanska Banka Treatment of Non-Performing Loans

      Stopanska Banka considers loans to be non-performing and stops accruing interest on such loans when interest has not been paid for 90 days, in accordance with legal regulations of the National Bank of the Republic of Macedonia (NBRM) which is the central bank of the country. Interest accrued but not collected is provisioned 100%. Stopanska Banka begins legal action against borrowers on a case-by-case basis. For borrowers that are legal entities, the bank generally blocks the company current accounts first, and after 120-180 days commences foreclosure proceedings. For mortgage loans to individuals, legal action commences when the loan is approximately 120 days past due. The bank has its own Non-performing Loan Division in charge of collecting non performing loans (category “E”). It is expected that Stopanska will begin outsourcing the collection of consumer loans to local companies.

      In some cases, when the bank assesses that the company has only temporary financial problems but has potential for successful operations in the near future, Stopanska Banka reschedules or restructures its non-performing loans. The restructuring depends on the bank’s assessment of the potential of the client for regular payment of loans in the future and the existing or the additional collateral the client, is ready to offer. In some cases when the client is categorized as “D” or “E “ it is possible for the restructuring to include some partial write-offs of principal, interest or default interest. In accordance with current NBRM regulations, rescheduled loans remain classified as non-performing for at least six months after rescheduling. After that period they can be gradually upgraded to a higher category only if the client regularly meets its obligations to the bank.

NBG Cyprus Treatment of Non-Performing Loans

      Through December 31, 2003, NBG Cyprus considered loans to be non-performing and such loans ceased accruing interest when more than nine monthly installments fell in arrears. Effective January 1, 2004, NBG Cyprus considers loans to be non-performing and stops accruing interest on such loans when more than six monthly installments fall in arrears. All interest accrued but not collected is reversed.

      NBG Cyprus considers overdraft which have exceeded their limits to be non-performing and stops accruing that portion of the interest on such facilities that is not covered by the sum of the credit turnover during the previous nine months. In cases where interest stops accruing but there is adequate security for the credit facilities, including interest, with tangible securities, interest can continue to accrue in respect of such facilities.

      NBG Cyprus determines whether to commence legal action with respect to non-performing loans and overdraft accounts on a case-by-case basis. The bank has its own recoveries sector.

      NBG Cyprus will occasionally restructure credit facilities that are adversely classified and/or categorized as non-performing. The terms on which non-performing credit facilities are restructured vary depending upon several factors including how long they have been classified as non-performing and the value of the underlying collateral. Restructuring terms generally involve a revised interest rate and repayment schedule and obtaining additional security and guarantees.

Banca Romaneasca Treatment of Non-Performing Loans

      Loans are reclassified as non-performing when an installment is overdue for more than 90 days, and the total outstanding principal, whether or not delinquent, is then classified as non-performing. Provision is made for accrued interest that is not yet due, together with overdue interest (regardless of the amount of time overdue), and this adjusted amount is included in our balance sheet under the heading “Other assets”. Under Romanian regulations, banks continue to calculate interest even after a loan is classified as non-performing, but without impacting their profit and loss accounts.

      Provisions for Probable Loan Losses and Write-offs of Non-Performing Loans. Approximately 82.7% of the Group’s non-performing loans as of December 31, 2003 were held by the Bank. The Bank’s non-performing and potential problem loans are monitored internally by the credit staff at the Bank’s headquarters, certain regional branches and specialized branches which handle only non-performing loans. The prospects of recovery and the estimated losses are reviewed. The Bank establishes provisions, reserve levels and write-offs for these loans. In addition, the Bank’s internal audit department examines loan portfolios at branches to determine how loans are to be classified.

      Banks in Greece are allowed for tax purposes to take general provisions for loan losses up to 1% of the average annual balance of their loan portfolio, except for loans extended to state-owned organizations or loans guaranteed by the Hellenic Republic. Specific provisions for other loan losses are also permitted under relevant Greek tax laws. However, substantial tax penalties apply where loans written off against specific provision are subsequently recovered, even in minimal amounts. Under Greek banking regulations, non-performing loans can only be written off after all legal remedies for recovery, including the realization of collateral, have been exhausted. This process can take up to ten years. As a result, specific provisions for non-performing loans are generally made only if general provisions are deemed insufficient to cover non-performing loans. As part of the NBG Group’s strategy to improve the quality of its loan portfolio, the NBG Group has improved its methods of providing for losses inherent in its loan portfolio.

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

      During 2001, 2002 and 2003, the Group wrote off €133.8 million, €111.9 million and €101.7 million, respectively, in non-performing loans and made new provisions of €170.8 million, €143.4 million and €140.5 million, respectively, with regard to the loan portfolio. The Bank has also increased the level of legal action in relation to defaults and centralized collection operations.

      We are currently evaluating the provisioning proposals of the Basle Committee, which are expected to come into effect in 2006. See “Risk Factors — Our Capital Requirements May Change as a Result of the New Basle

Capital Accord” in Item 3.D. The table below shows allowances for loan losses for the Group by loan category for each of the years ended December 31, 1999, 2000, 2001, 2002 and 2003.

	1999		2000		2001		2002		2003

	Amount	%(1)	Amount	%(1)	Amount	%(1)	Amount	%(1)	Amount	%(1)

	(EUR		(EUR		(EUR		(EUR		(EUR
	in thousands)		in thousands)		in thousands)		in thousands)		in thousands)
Greek residents
Consumer
Residential mortgages	88,646	21.4	85,432	20.6	114,993	22.2	178,000	26.9	190,000	29.6
Credit card	40,475	2.6	36,478	2.8	51,381	3.8	64,000	5.0	118,271	5.3
Auto financing	—	0.1	200	0.5	23	1.4	—	1.4	—	1.4
Other consumers	28,974	2.7	35,736	3.6	32,505	3.6	40,605	4.6	56,109	5.7

Total	158,095	26.8	157,846	27.5	198,902	31.0	282,605	37.9	364,380	42.0

Commercial
Industry and mining	115,530	15.0	150,365	13.7	102,647	9.2	111,039	9.7	102,929	9.1
Small-scale industry	58,395	4.6	65,737	3.6	46,207	3.4	59,442	3.3	49,802	3.1
Trade	57,773	14.4	65,784	13.7	56,197	10.0	98,057	11.3	77,825	10.8
Construction	11,316	0.7	12,417	0.6	14,609	0.7	26,047	1.1	10,724	1.6
Tourism	77,403	1.6	77,676	1.4	135,839	0.9	78,422	1.4	93,165	1.3
Shipping and transportation	71,577	4.0	66,392	4.3	32,634	4.3	34,809	4.2	25,394	3.5
Commercial mortgages	24,578	1.0	29,315	0.8	29,820	1.4	—	0.5	—	0.6
Public sector	22,929	14.1	—	13.8	29	17.9	24	10.6	6	6.4
Other	12,161	2.3	23,494	3.3	36,941	5.1	50,198	3.3	44,122	4.6

Total	451,662	57.7	491,180	55.2	454,923	52.9	458,038	45.4	403,967	41.0

Total Greek residents loans	609,757	84.5	649,026	82.7	653,825	83.9	740,643	83.3	768,347	83.0

Foreign
Consumer
Residential mortgages	610	1.1	358	1.0	493	0.9	389	1.2	854	1.1
Credit card	144	0.0	1,341	0.1	4,690	0.1	5,341	0.1	2,675	0.1
Auto financing	933	0.1	62	0.0	—	0.0	65	0.1	6	0.1
Other consumers	10,374	1.1	16,675	1.2	16,898	1.1	17,115	1.2	16,583	1.2

Total	12,061	2.3	18,436	2.3	22,081	2.1	22,910	2.6	20,118	2.5

Commercial
Industry and mining	17,949	3.8	50,985	4.4	89,244	4.5	88,538	4.2	86,797	3.9
Small-scale industry	1,957	0.1	36,003	0.5	2,964	0.2	2,436	0.2	2,872	0.4
Trade	8,032	1.9	27,944	2.3	32,575	2.2	36,257	2.3	39,562	2.7
Construction	2,289	0.5	16,713	0.6	8,704	0.6	9,036	0.9	3,181	1.2
Tourism	2,506	0.3	2,955	0.4	2,327	0.4	2,475	0.3	2,356	0.4
Shipping and transportation	48,960	1.8	57,858	1.5	59,439	1.2	51,329	1.0	36,297	1.0
Commercial mortgages	2,219	3.1	1,723	3.3	3,079	3.2	3,753	3.1	2,429	2.7
Public sector	—	0.3	1,027	0.4	15,695	0.4	56	0.2	128	0.2
Other	18,387	1.4	15,688	1.6	9,955	1.3	6,288	1.9	12,326	2.0

Total	102,299	13.2	210,896	15.0	223,982	14.0	200,168	14.1	185,948	14.5

Total foreign loans	114,360	15.5	229,332	17.3	246,063	16.1	223,078	16.7	206,066	17.0

Unallocated	73,891	—	94,853	—	115,039	—	47,424	—	73,080	—

Total Allowance For Loan Losses	798,008	100	973,211	100	1,014,927	100	1,011,145	100.0	1,047,493	100.0

(1)	Percentages represent the balance of loans in the respective category as a percent of the total loan balance.

     Total allowances for loan losses attributable to foreign residents decreased by 7.6%, from €223.1 million in 2002 to €206.1 million in 2003. An analysis of the Group’s write-offs and recoveries for non-performing loans for December 31, 1999, 2000, 2001, 2002 and 2003 is presented in the following table:

	Year ended December 31,

		% of		% of		% of		% of		% of
		total		total		total		total		total
	1999	loans	2000	loans	2001	loans	2002	loans	2003	loans

	(EUR in thousands except percentages)
Write-offs
Greek Residents:
Commercial and industrial	101,887	0.71	21,232	0.12	85,728	0.42	62,744	0.30	55,931	0.24
Real estate — construction	1,617	0.01	135	0.00	2,773	0.01	2,994	0.01	1,900	0.01
Real estate — mortgage	—	—	9,262	0.05	554	0.00	29,265	0.14	24,599	0.11
Installment loans to individuals	3	0.00	281	0.00	1,139	0.01	1,954	0.01	97	0.00

Total write-offs for loans to Greek residents	103,507	0.72	30,910	0.17	90,194	0.44	96,957	0.46	82,527	0.36

Foreign:
Commercial and industrial	6,371	0.04	17,177	0.10	43,084	0.21	14,199	0.07	18,820	0.08
Real estate — mortgage	144	0.00	355	0.00	82	0.00	332	0.00	30	0.00
Installment loans to individuals	1,174	0.01	1,908	0.01	437	0.00	396	0.00	293	0.00

Total write-offs for foreign loans	7,689	0.05	19,440	0.11	43,603	0.21	14,927	0.07	19,143	0.08

Total write-offs	111,196	0.77	50,350	0.28	133,797	0.65	111,884	0.53	101,670	0.44

Recoveries
Greek Residents:
Commercial and industrial	—	—	—	—	—	—	(486)	0.00	—	—
Real estate — construction	—	—	—	—	(1,174)	0.01	—	—	—	—
Real estate — mortgage	—	—	—	—	—	—	—	—	—	—
Governments and official institutions	—	—	—	—	—	—	—	—	—	—
Total recovery on loans to Greek residents	—	—	—	—	(1,174)	0.01	(486)	0.00	—	—

Foreign:
Commercial and industrial	(4,229)	0.03	(921)	0.01	(2,119)	0.01	(1,811)	0.01	(7,146)	0.03
Real estate — mortgage	(628)	0.00	(413)	0.00	—	—	(37)	0.00	(76)	0.00
Installment loans to individuals	(367)	0.00	(121)	0.00	(247)	0.00	(146)	0.00	(1,789)	0.01

Total recovery on foreign loans	(5,224)	0.03	(1,455)	0.01	(2,366)	0.01	(1,994)	0.01	(9,011)	0.04

Total recoveries	(5,224)	0.03	(1,455)	0.01	(3,540)	0.02	(2,480)	0.01	(9,011)	0.04

Off-Balance Sheet Items

      See Item 5.E “Operating and Financial Review and Prospects — Off-Balance Sheet Arrangements”.

Liabilities

Deposits

      The following table shows details of the Group’s average deposits and average interest rates thereon, for the Group’s domestic and foreign operations, for each of the three years ended December 31, 2001, 2002 and 2003:

	Year ended December 31,

	2001		2002		2003

	Average	Average	Average	Average	Average	Average
	Balance	rate (%)	balance	rate (%)	balance	rate (%)

	(EUR in thousands except percentages)
Domestic Operations:
Deposits by Greek residents:
Non-interest bearing demand deposits	2,121	—	28,131	—	4,545	—
Interest bearing demand deposits	2,445,588	0.80	3,200,385	0.95	3,502,435	0.43
Savings(1)	19,141,065	2.48	21,730,928	1.66	22,076,831	0.98
Time deposits	11,063,915	3.59	9,069,200	3.35	7,096,687	1.49
Interbank	1,888,229	4.83	1,583,580	3.70	2,655,098	2.26
Other	279,211	4.71	251,539	2.51	235,263	1.01
Non-Greek residents or foreigners:
Non-interest bearing demand deposits	326,941	—	304,619	—	306,102	—
Interest bearing demand deposits	200,766	1.22	480,578	0.55	375,171	0.49
Savings(1)	612,816	1.99	1,111,640	1.84	987,118	0.81
Time deposits	2,407,058	3.15	2,235,785	3.60	2,061,625	1.64
Interbank	2,113,746	4.81	2,120,045	2.59	3,996,466	3.61
Other	72,373	3.89	45,624	2.61	58,195	1.47
Deposits in foreign banking offices:
Banks located in foreign countries	—	—	851	—	1,819	—
Foreign governments and official institutions	—	—	1,000	—	—	—
Other foreign demand deposits	217,347	3.83	230,467	0.55	182,938	0.89
Other foreign time and savings deposits	122,054	7.98	144,894	1.28	210,076	1.26

Total deposits	40,893,230	2.96	42,539,266	2.17	43,750,369	1.36

(1)	These deposits are available on demand.

     The table below shows the amount outstanding of time certificates of deposit and other time deposits in amounts of US$100,000 or more of the Group by remaining maturity at December 31, 2003. Determinations of whether certain time deposits in currencies other than the U.S. dollar are in amounts of US$100,000 or more have been based on exchange rates at December 31, 2003.

Year ended
December 31, 2003

(EUR in thousands)
Time certificates of deposit in amounts US$100,000 or more:
3 months or less	121,061
Over 3 through 6 months	13,665
Over 6 through 12 months	55,293
Over 12 months	50,932
Other time deposits of US$100,000 or more by time remaining until maturity:
3 months or less	2,489,034
Over 3 through 6 months	419,943
Over 6 through 12 months	365,187
Over 12 months	10,871

Total time certificates of deposit and other deposits in amount of US$100,000 or more	3,525,986

Short-term Borrowings

      The table below shows outstanding amounts of short-term bonds issued by the Bank for each of the three years ended December 31, 2001, 2002 and 2003.

	Year ended December 31

	2001	2002	2003

	(EUR in thousands,
	except percentages)
End of period	51,630	28,585	11,867
Maximum month-end amount during the period	71,651	52,898	26,887
Average amount	63,566	38,589	20,567
Average interest rate	4.56%	4.05%	2.58%

ITEM 5     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

      The following discussion is based upon the selected financial data prepared in accordance with U.S. GAAP and should be read in conjunction with our U.S. GAAP Financial Statements and the notes explaining those financial statements included elsewhere in this Annual Report.

Overview

      We are the largest financial group in Greece. We provide commercial, retail and investment banking services, mortgage lending and other financial services, including insurance, through the branch network of the Bank and its subsidiaries in Greece and abroad. Our principal sources of income have historically been interest earned on customer loans and securities as well as commissions. We fund our lending activities and our securities portfolio principally through demand and short-term deposits in our branch network. Approximately 63.9% of our total revenues for the year ended December 31, 2003 was generated by the Bank, which is the largest financial institution in Greece. As at December 31, 2003, the Bank accounted for approximately 86.0% of our total assets.

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

      Non-Performing Loans. Our level of non-performing loans is approximately 6.0% of our total loan portfolio as at December 31, 2003. This level has declined in recent years, but is nevertheless significantly higher than that of many other banks in Western Europe. Key factors that have contributed to the level of non-performing loans in the past were the recession in the Greek economy, which affected many borrowers in the early 1990s, and past influence by the Greek government over lending policies, including regulations requiring lending to specific sectors of the economy and policies that required the Bank to extend loans to troubled companies considered to be important to the Greek national interest. Other contributing factors were that the methods for approving loans and monitoring troubled loans, in general, depended heavily on collateral and did not focus on the cash flow of the borrower as an indicator of creditworthiness. These factors contributed to relatively high levels of payment defaults. In addition, there were inadequate procedures for monitoring or restructuring troubled loans prior to default.

      Furthermore, non-performing loans have remained on our balance sheet significantly longer than would be the case in banks in other Western European countries due to Greek regulations regarding provisions and write-offs with respect to non-performing loans. Under Greek tax law and for Greek GAAP purposes, banks are allowed to make tax-deductible general provisions for loan losses up to 1% of the average balance of their loan portfolio, not including loans extended to State-owned organizations and loans guaranteed by the Hellenic Republic. Specific provisions for loan losses are also permitted under Greek tax law and for Greek GAAP purposes, but there are significant tax penalties imposed to the extent that loans written off against specific provisions are subsequently recovered. Write-offs of non-performing loans can only be made after all legal remedies for recovery, including realization of collateral, have been exhausted, which can take up to ten years. As such, our write-offs of non-performing loans in recent years have been high, which reflects the fact that we have exhausted all legal remedies for recovery of many loans made under Greek government influence in the early 1990s. For U.S. GAAP purposes, all loans written-off during the years ended December 31, 2001, 2002 and 2003 were fully provided for, taking into account recovered amounts. See Item 4.E, “Selected Statistical Data — Credit Quality — Non-Performing Loans, Loan Loss Provisions and Loan Loss Experience.”

      As part of our strategy to preserve the quality of our loan portfolio, we have improved the methods of providing for losses inherent in our loan portfolio and increased our write-offs for non-performing loans. As a result, we have provided for all existing non-performing loans, taking into account any collateral with respect to such loans and have shortened the period at which loans become non-performing. We have also provided for other probable losses inherent in the portfolio to the extent such losses are reasonably estimable. In 2001, we made provisions of €170.8 million and wrote off €133.8 million. In 2002, we made provisions of €143.4 million and wrote off €111.9 million. In 2003, we made provisions of €140.5 million and wrote off €101.7 million. The provisions made under U.S. GAAP in 2001, 2002 and 2003 referred to above represent expected losses on loans originated in the respective years, as well as expected additional losses due to changes in circumstances related to previously existing loans in each respective period that had been incurred at each balance sheet date. In 2001, provisions increased 59.1% due in part to the overall growth of the Group’s foreign loan portfolio, but also due to the impact of Greek Law 2912/2001, which limits the amount of interest that can accrue on certain non-performing loans and therefore required an adjustment to existing provisions. In 2002, provisions decreased 16.1% and write-offs decreased 16.4%, notwithstanding a 1.4% increase in our total loan portfolio, reflecting the continued improvement in the quality of our loan portfolio, resulting from our enhanced loan approval process and our write-offs during the period. This decrease also reflects the effect of exchange differences and other variations, principally driven by the depreciation of the U.S. dollar against the euro. In 2003, provisions decreased a further 2.0% and write-offs decreased by 9.1% notwithstanding a 11.2% increase in our total loan portfolio reflecting the improved quality of our loan portfolio. See “Selected Statistical Data — Allowance for Loan Losses — Methodology” in Item 4.E.

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

      Disposal of Non-Core Assets. As part of our strategy to streamline our operations, we strategically dispose of our investments in non-core businesses. The Bank, ETEBA, the Group’s investment banking arm which has been merged into the Bank, and Ethniki Kefalaiou disposed of equity investments in non-core businesses, realizing proceeds amounting to €66.3 million in 2000. Disposals in 2000 consisted primarily of a portion of our holdings in Astir Hotels Vouliagmeni S.A. through an initial public offering in Greece. We did not dispose of any other significant equity investments in non-core businesses in 2000, 2001 or 2002 due to adverse market conditions. In 2003, we realized proceeds amounting to €32.4 million consisting primarily of portions of our holdings in HELEX and AGET Heracles. The Bank and its subsidiary, Ethniki Kefalaiou, disposed of real estate in amounts equal to approximately €104.5 million in 2001, €45.0 million in 2002 and €46.1 million in 2003. We expect to continue such divestitures and expect our policy of disposing of non-core assets will contribute to increased income in future periods as the proceeds of such disposals are reinvested in higher revenue-generating activities.

      Capital Base. We have taken measures to strengthen our capital base in connection with the modification of our asset mix, to comply with Greek capital adequacy requirements as set by the Basle Committee on Banking Supervision under the Capital Adequacy Directive relating to market risk and to selectively expand our operations. In November 1996, we enhanced our balance sheet by the issuance of GRD 102 billion or €299 million of Mandatorily Convertible Bonds that count as Tier I capital, and in June 1997 a further US$200 million of Tier II capital was raised when a subsidiary of the Bank issued subordinated notes guaranteed by the Bank. In November 1997 and May 1999, we completed rights offerings for GRD 80.4 billion or €236 million and GRD 170.7 billion or €501 million, respectively, aimed at improving our capital base. In

December 2000, we purchased, for GRD 87,797 million or €257.7 million, 6,461,096 of the Bank’s ordinary shares from DEKA which had been issued in connection with the conversion of the fourth tranche of Mandatorily Convertible Bonds on November 15, 2000. In addition, on December 13, 2000, we purchased from DEKA the fifth, and last, tranche of Mandatorily Convertible Bonds for GRD 85,867 million or €252 million, which converted into 6,461,100 shares of the Bank on November 15, 2001. This reduced Tier I capital by €509.7 million, the aggregate purchase price for these shares. At December 31, 2001 the Bank and the Group had €2,077.8 million and €2,170.4 million, respectively, of Tier I capital and €2,362.5 million and €2,445.0 million, respectively, of total capital. In June 2002, we raised approximately €750 million through the issuance by NBG Finance plc of subordinated floating rate notes due 2012, guaranteed by the Bank, and redeemed the US$200 million of subordinated notes issued in 1997, which had the net effect of increasing our Tier II capital by approximately €538.5 million. In June 2003, we raised € 350 million through the issuance by NBG Funding Ltd of floating rate preferred notes, which are counted as Tier I capital. At December 31, 2003, the Bank and the Group had €2,471.9 million and €2,729.3 million, respectively, of Tier I capital and €3,553.8 million and €3,473.5 million of total capital, respectively.

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

	Long-term	Short-term		Financial strength
	foreign currency	foreign currency	Outlook for the	of the Bank –	Subordinated debt
Rating agency	deposit rating(1)	deposit rating(1)	Bank’s ratings(1)	Individual(1)	of the Bank(1)

Moody’s	A2	Prime-1	Stable	C	Baa1
Standard and Poor’s	BBB+	A-2	Stable	—	BBB
Fitch	A-	F2	Stable	C	BBB+
Capital Intelligence	A-	A2	Stable	A-	—

(1)	A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

Critical Accounting Policies and Estimates

      The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make a number of judgements, estimates and assumptions that affect the reported amount of assets, liabilities, income and expense in our Consolidated Financial Statements and accompanying notes. We believe that the judgements, estimates and assumptions used in the preparation of our Consolidated Financial Statements are appropriate given the factual circumstances as of December 31, 2003.

      Various elements of our accounting policies, by their nature, are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. In particular, we have identified five accounting policies which, due to the judgements, estimates and assumptions inherent in those policies, and the sensitivity of our U.S. GAAP financial statements to those judgements, estimates and assumptions, are critical to an understanding of our financial statements.

Recognition and measurement of financial instruments at fair value

      Assets and liabilities that are trading instruments are recorded at fair value on the balance sheet date, with changes in fair value reflected in net trading profit/ (loss) in the income statement. For exchange traded financial instruments, fair value is based on quoted market prices for the specific instrument. For substantially all of our non-exchange traded contracts, fair value is primarily based on pricing models. As a general rule all interest rate products are broken down into cash flows, which are then discounted using the appropriate market curve. For our derivative financial instruments which have optionality, the relevant option model is used. For a further discussion on the effect of a change in interest rates and foreign exchange rates on our portfolio see Item 11, “Quantitative and Qualitative Disclosures about Market Risk” in this document.

      Further details on this subject are given in Note 3, “Summary of Significant Accounting policies” U.S. GAAP financial statements included elsewhere in this annual report.

Financial Instruments — available for sale

      The Group has classified some of its financial assets as available for sale. This classification is based on our determination that these assets are not held for the purpose of generating short-term trading gains, but rather for mid-to-long-term capital appreciation. If we had originally decided that these were trading assets, changes in fair value would then have to be reflected in income rather than shareholder’s equity. The amount of unrealized gains or losses as of December 31, 2003 is disclosed in the statement of changes in equity.

      In addition, the determination of when a decline in fair value below cost is not recoverable within a reasonable time period is a judgement by nature, so statement of income could be affected by differences in this judgement. We generally consider investments as impaired if a significant decline in value extends beyond the near term, unless it is readily apparent that an investment is impaired, in which case this would result in an immediate loss recognition. Further details on this subject are given in Notes 3 and 12 to the U.S. GAAP financial statements.

Goodwill and Equity method investments

      The Group regularly reviews goodwill and equity method investments for possible impairment indications. If the impairment indicators are identified, we make an assessment about whether the carrying amount of such assets remains fully recoverable. When making this assessment we compare the carrying value to market value, if available, or a fair value determined by a qualified evaluator or pricing model. Determination of a fair value by a qualified evaluator or pricing model requires management to make assumptions and use estimates. We believe that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. However, different ones could be used which would lead to different results.

      The single most significant amount of goodwill relates to the acquisition of United Bulgarian Bank. The valuation model used to determine the fair value of United Bulgarian Bank is sensitive to changes in the assumptions. Adverse changes in any of these factors could lead us to record a goodwill impairment charge.

      During 2003, the Group recognized an impairment loss of €120,605 thousand relating to the investment banking segment. The Group valued this segment using various valuation models and applied the average of these. The impairment is primarily due to the Bank’s decision to absorb ETEBA, the former investment banking subsidiary.

      The Group also recognized an impairment loss of €13,603 thousand relating to the foreign banking segment. The Group valued this segment using a discounted cash flow model. The impairment loss was primarily due to the Group’s investment in Stopanska Banka A.D.

      The Group also recognized an impairment loss of €77,378 thousand in 2003. The impairment relates to AGET Heracles Cement Co. S.A. a listed company on the ATHEX, and representing the difference between carrying amount and market value. This difference was considered to be other than temporary.

      Further details on this subject are given in Notes 3, 13 and 15 to the U.S. GAAP financial statements included elsewhere in this Annual Report.

Allowance for loan losses

      The allowance for loan losses represents management’s estimate of credit losses inherent in the Group’s loan portfolio at the balance sheet date. The estimation of the allowance is based on a variety of factors, including past loan experience, adverse situations that have occurred but are not yet known that may affect the borrower’s ability to repay, the estimated value of the underlying collateral and general economic conditions. As the process for determining the adequacy of the allowance requires subjective and complex judgement by management about the effect of matters that are inherently uncertain, subsequent evaluations of the loan portfolio, in light of the factors then prevailing, may result in significant changes in the allowance for loan losses. The estimates and judgements are described in further detail in Item 4E, “Selected Statistical Data — Allowance for loan losses — Methodology.”

Net periodic benefit cost

      The net periodic benefit cost is actuarially determined using assumed discount rates, assumed rates of compensation increase and the expected return on plan assets. These assumptions are ultimately determined by reviewing the Group’s salary increases each year. The expected long-term return on plan assets represents management’s expectation of the average rate of earnings on the funds invested to provide for the benefits included in the projected benefit obligation. The impact to service and benefit cost as well as to accumulated benefit obligation if certain assumptions are changed is disclosed in Note 37 to the U.S. GAAP financial statements “Employee Benefit Plans” to the financial statements. Also for future changes in legislation with respect to pension plans, see Item 3(d), “Risk factors.”

A.  Operating Results

Results of Operations for the Year Ended December 31, 2003 Compared with the Year Ended December 31, 2002

      Overview. During the year ended December 31, 2003, the Group operated in an environment of declining interest rates, which had the effect of reducing both interest income and interest expense, notwithstanding an increase in the size of the Group’s loan portfolio.

      Net Interest Income. Our net interest income before provision for loan losses increased by 5.2% to €1,306.8 million for 2003, compared with €1,241.7 million for 2002, as the decrease in interest expense exceeded the decrease in interest income. Our net interest margin decreased to 2.50% in 2003 from 2.60% in 2002. The components of our net interest income for 2002 and 2003 are reflected in the following table:

	Year ended December 31

			2002/2003
	2002	2003	Change

			(%)
	(EUR in thousands)
Interest Income:
Loans	1,154,660	1,190,337	+3.1%
Securities available for sale	167,315	143,893	-14.0%
Trading assets	756,576	542,099	-28.3%
Federal funds sold and securities purchased under agreements to resell	70,668	122,901	+73.9%
Interest-bearing deposits with banks	240,158	111,048	-53.8%
Other	27,321	20,055	-26.6%
Total interest income	2,416,698	2,130,333	-11.8%
Interest Expense:
Deposits	923,640	592,891	-35.8%
Securities sold under agreements to repurchase	211,724	186,152	-12.1%
Other borrowed funds	5,654	5,031	-11.0%
Long-term debt	22,481	33,752	+50.1%
Other	11,524	5,728	-50.3%
Total interest expense	1,175,023	823,554	-29.9%
Net interest income before provision for loan losses	1,241,675	1,306,779	+5.2%
Provision for loan losses	(143,391)	(140,543)	-2.0%

Net interest income after provision for loan losses	1,098,284	1,166,236	+6.2%

      Total interest income for the Group decreased by 11.8% to €2,130.3 million for 2003 from €2,416.7 million for 2002. Interest income from loans increased 3.1% in 2003 compared with 2002, as a result of the increase in the size of the loan portfolio, notwithstanding the decline in interest rates during the period. Interest income from the securities portfolio decreased as a result of lower interest rates in 2003. Despite the higher average balances during the year, interest income from trading assets was adversely affected by the decrease in interest rates. Interest income from interest-bearing deposits with banks (which includes reserves with the Bank of Greece) decreased in 2003 compared to 2002 due to declining interest rates. Other interest income for the Group, which includes income received on amounts from money market investments, decreased from €27.3 million in 2002 to €20.1 million in 2003.

      Total interest expense for the Group decreased by 29.9% to €823.6 million for 2003 from €1,175.0 million for 2002. Interest on deposits decreased by 35.8% in 2003, reflecting the decline in interest rates in 2003 notwithstanding higher average balances during the year. Interest expense on securities sold under agreements to repurchase decreased, reflecting the reduction in the weighted average of interest rates during the year. Interest expense on long-term debt increased due to the issuance of €350 million subordinated notes (hybrid Tier I capital) in 2003.

      Provision for Loan Losses. We recorded, for U.S. GAAP purposes, provisions of €143.4 million for 2002, which decreased by 2.0% to €140.5 million for 2003.

      Activity in the loan loss allowances for the two years ended December 31, 2002 and 2003 was as follows:

	2002	2003

	(EUR in thousands)
Balance at beginning of the year	1,014,927	1,011,145
Add: Allowance (upon acquisition) attributable to companies acquired during the year	2,474	3,766
Add: Provisions for probable loan losses	143,391	140,543
Write-offs	(111,884)	(101,670)
Recoveries(1)	2,480	9,011

Less: Net write-offs	(109,404)	(92,659)
Exchange differences and other variations	(40,243)	(15,302)

Balance at end of year	1,011,145	1,047,493

(1)	Recoveries after write-offs of non-performing loans are minimal as, under Greek regulations, non-performing loans cannot be written-off until all legal remedies for recovery have been exhausted.

     During the period under review, total loan loss allowance increased by 3.6% from €1,011.1 million in 2002 to €1,047.5 million in 2003, following the increase in our total loan portfolio. Total loans increased by 11.2% from €20,631.3 million as at December 31, 2002 to €22,933.0 million as at December 31, 2003. At the same time, write-offs decreased by 9.1% from €111.9 million in 2002 to €101.7 million in 2003 reflecting the improved quality of our loan portfolio. The increase in total loan loss allowances reflects the allowance attributable to Banca Romaneasca which was acquired during the year and the decrease in net write offs. The decrease in total loan loss allowances as a percentage of total loans, down from 4.9% in 2002 to 4.6% in 2003, principally reflects the increase in our total loan portfolio and the continued improvement in its quality, resulting from our enhanced loan approval process.

      The Group’s loan loss allowance consists of five principal components. See Item 4.E, “Selected Statistical Data — Credit Quality — Allowance for Loan Losses — Methodology.”

	At December 31,

	2002		2003

	(EUR in		(EUR in
	thousands)	(%)	thousands)	(%)

Specific allowances	341,226	33.7	308,063	29.4
Coefficient analysis	101,070	10.0	89,535	8.5
Homogeneous analysis	281,640	27.9	363,867	34.7
Foreign loans	239,785	23.7	212,948	20.4
Unallocated	47,424	4.7	73,080	7.0

Total loan loss allowances	1,011,145	100.0	1,047,493	100.0

      The increase in allowances under the homogeneous analysis during 2003 reflects the increase of non-performing loans to customers, especially in residential mortgages and credit cards.

      Total loan loss allowance as a percentage of non-performing loans was 74.6% as at December 31, 2002 and 76.7% as at December 31, 2003.

      Net interest income after provision for loan losses increased by 6.2% to €1,166.2 million in 2003 from €1,098.3 million in 2002.

      Non-interest Income. Non-interest income increased by 35.0% to €1,303.5 million for 2003, compared to €965.3 million for 2002. The following table summarizes the principal components of non-interest income during each of the two years ended December 31, 2002 and 2003:

	Year ended December 31,
			2002/2003
	2002	2003	Change

			(%)
	(EUR in thousands)
Credit card fees	57,400	64,572	+12.5%
Service charges on deposit accounts	36,198	48,789	+34.8%
Other fees and commissions	286,627	337,406	+17.7%
Net trading profits or (losses)	(227,443)	111,872	—
Net realized gains on sales of available-for-sale securities	7,085	(96,057)	—
Equity in earnings or (losses) of investees	5,787	21,748	+275.8%
Other	799,618	815,140	+1.9%

Total non-interest income	965,272	1,303,470	+35.0%

      Income from credit card fees increased by 12.5% from €57.4 million in 2002 to €64.6 million in 2003 reflecting the increase of credit cards in circulation. Service charges on deposit accounts increased by 34.8% from €36.2 million in 2002 to €48.8 million in 2003 due to the increased volume of the group’s deposits, an increase in rates charged as well as the introduction of new charges. Other fees and commissions increased by 17.7% due to an increase in retail banking, investment banking and asset management commissions. In 2003, we realized net trading gains of €111.9 million, as against net trading losses of €227.4 million in 2002 due to favorable market conditions. Net realized losses on sales of available-for-sale securities amounted to €96.1 million due to sales of securities that carried unrealized losses. In 2002, the unrealized losses on these securities were included in “Accumulated other comprehensive income”. Our equity in earnings of investees reflects primarily gains of Aget Heracles. Other non-interest income increased by 1.9% from €799.6 million in 2002 to €815.1 million in 2003, primarily due to increased gains on the sale of real estate.

      Non-interest Expense. Non-interest expense increased by 6.8% to €2,223.4 million for 2003, compared with €2,082.2 million for 2002.

      The following table summarizes the principal components of non-interest expense during each of the two years ended December 31, 2002 and 2003.

	Year ended December 31,
			2002/2003
	2002	2003	Change

			(%)
	(EUR in thousands)
Salaries and employee benefits	887,714	836,902	-5.7%
Occupancy and equipment expense	66,910	76,762	+14.7%
Amortization and depreciation	122,278	106,343	-13.0%
Impairment of equity method investments	—	77,378	—
Impairment of goodwill	—	134,235	—
Loss on permanent diminution in the value of available-for-sale securities	35,537	—	-100.0%
Other non-interest expense	969,743	991,745	+2.3%

Total non-interest expense	2,082,182	2,223,365	+6.8%

      Salaries and employee benefits decreased by 5.7% from €887.7 million for 2002 to €836.9 million for 2003, reflecting our efforts to contain operating costs. Employee benefit costs in 2002 and 2003 include actuarial adjustments for pension and post retirement defined benefit plans. In 2002 and 2003, these adjustments resulted in a charge to the income statement of €44.4 million and €50.5 million, respectively, to reflect shortfalls in the Group’s defined benefit pension plans. Occupancy and equipment expense increased by 14.7% from €66.9 million in 2002 to €76.8 million in 2003. Amortization and depreciation expense (which includes depreciation and amortization of tangible and intangible assets) decreased by 13.0% to €106.3 million for 2003, compared with

€122.3 million for 2002, primarily due to the absence of goodwill amortisation following adoption of SFAS 142. Moreover, in 2003, we incurred additional charges of €211.6 million in 2003, reflecting a €77.4 million impairment charge relating to our investment in AGET Heracles and a €134.2 million impairment of goodwill relating to former ETEBA and Stopanska.

      The table below summarizes the principal components of other non-interest expense during each of the two years ended December 31, 2002 and 2003:

	Year ended
	December 31,
			2002/2003
	2002	2003	Change

			(%)
	(EUR in thousands)
Reinsurance premiums and insurance operating costs	586,616	557,964	-4.9%
Warehouse cost of services	3,421	2,131	-37.7%
Hotel running costs	20,883	19,728	-5.5%
Credit card costs	46,278	52,783	+14.1%
Broker costs	6,858	8,682	+26.6%
Deposit insurance premiums	10,613	13,481	+27.0%
Other	295,074	336,976	+14.2%

Other non-interest expense	969,743	991,745	+2.3%

      Other non-interest expense increased by 2.3% from €969.7 million in 2002 to €991.8 million since, as a result of our expansion in the credit cards market, our credit card costs increased by 14.1%.

      Income Before Income Tax Expense and Minority Interests. In 2003, the Group reported profit before income tax expense and minority interests of €246.3 million against a loss of €18.6 million for 2002. This increase resulted primarily from increases in non-interest income.

      Income Tax Expense. Our income tax liability for U.S. GAAP purposes is determined based upon income reflected in the Group’s U.S. GAAP Financial Statements. In 2003, we recognized an income tax expense of €106.0 million compared to a tax expense of €15.0 million for 2002. The applicable Greek statutory rate of tax for the Bank and non-listed companies in the Group is 35%, as it was for 2002. Furthermore, under U.S. GAAP, unlike Greek tax law, deferred tax assets and liabilities are recognized for temporary differences in the determination of income tax expense for the given fiscal period.

      Extraordinary items. In contrast to 2002, no extraordinary income was recognized for the year ended December 31, 2003.

      Net Income. For the reasons discussed above, we had net income of €127.5 million for 2003 compared to €126.9 million for 2002.

      Exchange Rate Exposure. The Group is an active participant in the foreign exchange markets and also makes loans denominated in foreign currencies. The Group’s goal in managing exchange rate exposure is to minimize the effect of exchange rate movements on profitability. The Group adheres to central bank guidelines and other guidelines applicable to the Group and actively manages its foreign currency position. To the extent that foreign currency-denominated assets are not matched with liabilities denominated in the same currencies, the Group engages in swaps and other hedging transactions in order to reduce the effects of these imbalances. Management, therefore, does not consider the Group’s foreign exchange risk to be significant with respect to the Group’s overall financial position. As at December 31, 2003, approximately 19.5% of the Group’s liabilities and 19.1% of the Group’s assets were denominated in currencies other than euro, before taking into account hedging transactions.

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

      In addition, on July 11, 2002, Greek Law 3029/2002 was enacted which clarified certain rights and obligation of employers and employees under Greek employee benefit plans. As a result, the Group reexamined the terms of its employee benefit plans. Based upon advice from its Greek legal counsel, the Group believes that as of July 11, 2002 it is no longer under any obligation to cover possible future plan deficits for certain plans which were previously accounted for as defined benefit plans, as under the provisions of Greek Law 3029/2002, the Hellenic Republic has undertaken the obligation to fund the deficits of these plans. This change resulted in a net gain (before income tax expense and minority interests) of €174.6 million, which has been accounted for as an extraordinary item. See Note 37 to the U.S. GAAP Financial Statements included in this Annual Report.

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

      Non-interest Expense. on-interest expense increased 9.4% to €2,082.2 million for 2002, compared with €1,902.6 million for 2001.

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

      Extraordinary item. Extraordinary income of €174.6 million arose in respect of employee benefit plans in 2002 due to the enactment of Greek Law 3029/2002. The income tax charge on this income was €61.1 million and minority interest was €17.4 million. See Note 37 to the U.S. GAAP Financial Statements, included in this Annual Report.

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

Recently Issued Accounting Pronouncements

      In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (FIN 46). FIN 46 provides a new framework for identifying Variable Interest Entities (VIEs) and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements. FIN 46 was effective immediately for VIEs created after January 31, 2003. As of October 9, 2003, the FASB deferred compliance under FIN 46 from July 1, 2003 to the first period ending after December 15, 2003 for VIEs created prior to February 1, 2003. In December 2003, the FASB issued FASB Interpretation No. 46 (Revised December 2003) “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (FIN 46R). FIN 46R is an update of FIN 46 and contains different implementation dates based on the types of entities subject to the standard and based on whether a company has adopted FIN 46. The Group does not expect that the adoption of FIN 46R will have a material impact on the Group’s results of operations or financial condition.

      On May 15, 2003, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS 150) and was effective May 31, 2003 for all new and modified financial instruments and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that those instruments be classified as liabilities (or assets in some circumstances). The adoption of this rule did not have a material impact on the Group’s results of operations or financial condition.

      On April 30, 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (SFAS 149) which is effective for hedging relationships entered into or modified after June 30, 2003. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. The adoption of this rule did not have a material impact on the Group’s results of operations or financial condition.

      SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of SFAS 123, Accounting for Stock-Based Compensation”, was adopted by the Group on January 1, 2003. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of SFAS 123, to require prominent disclosures in both the annual and interim financial statements about the method of accounting for stock based employee compensation and the effect of the method used on reported results. The Group had no stock options and as such the adoption of this rule had no impact on the Group’s results of operations or financial condition.

      FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees,” (FIN 45) was issued in November 2002. FIN 45 requires that a liability be recognized at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee. Guarantees, as defined in FIN 45, include contracts that contingently require the Corporation to make payments to a guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of the guaranteed party, performance guarantees, indemnification agreements or indirect guarantees of indebtedness of others. The accounting provisions of FIN 45 were effective for certain guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on the Group’s results of operations or financial condition.

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

      The following table provides a summary of our interbank borrowing activity for each of the three years ended December 31, 2001, 2002 and 2003.

	Year ended December 31,

	2001	2002	2003

	(EUR in thousands)
Interbank lending	7,550,806	5,486,932	5,068,936
Interbank borrowing	(3,093,723)	(2,954,633)	(5,347,314)

Net interbank lending/(borrowing)	4,457,083	2,532,299	(278,378)

      Operating cash flow also provides us with an important source of liquidity. The following table provides a summary of our cash flows for each of the three years ended December 31, 2001, 2002 and 2003.

	Year ended December 31,

	2001	2002	2003

	(EUR in thousands)
Cash flows from operating activities	2,277,364	(422,847)	2,684,723
Cash flows from investing activities	(6,115,914)	(1,337,139)	(2,285,249)
Cash flows from financing activities	3,865,051	1,230,625	(362,104)
Effect of exchange rate change on cash and cash equivalents	28,569	(2,433)	(11,962)

Net (decrease)/increase in cash and cash equivalents	55,070	(531,794)	25,408

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

      During 2003, our loan portfolio increased by €2,301.7 million and investments in securities increased by €1,670.7 million. In addition, federal funds sold and securities purchased under agreements to resell decreased by €1,286.7 million. This lending activity and the increase in investments were funded partially by excess liquidity due to an increase in deposits of €1,754.1 million and an increase in long term debt of €357.5 million.

      Our capital expenditure requirements, excluding interests in other companies, have been principally for upgrading our information technology and other electronic systems and for general plant and equipment. Capital expenditure for the Bank, excluding such interests in other companies, amounted to €114.4 million in 2003. See Item 4.A, “History and Development of the Company.” We fund our capital expenditure requirements principally through operating cash flow.

      Our capital expenditures also include interests acquired in other companies, amounting to an additional €61,380 thousand for the year ended December 31, 2003. This amount principally reflects the acquisition of our participation in Banca Romaneasca. See Item 4.B, “Business Overview — Strategy — Pursue Internal and External Growth Opportunities.”

      At December 31, 2003, total assets were €55,327.9 million, a 0.2% increase over the Group’s total assets of €55,246.2 million at December 31, 2002, which in turn was a 0.6% increase over the €54,940.7 million total assets at December 31, 2001. Deposits with the central bank were €530.4 million in 2003, €203.0 million in 2002, and €851.8 million in 2001. Federal funds sold and securities purchased under agreements to resell were €3,458.3 million in 2003, €4,744.9 million in 2002, and €2,121.4 million in 2001. Interest-bearing deposits with other banks were €5,068.9 million in 2003, €5,486.9 million in 2002 and €7,550.8 million in 2001. The Group’s securities portfolio was €19,303.5 million at December 31, 2003, €19,122.1 million at December 31, 2002, and €18,866.6 million at December 31, 2001.

      The Group’s loan portfolio grew from €20,346.6 million at December 31, 2001, to €20,631.3 million at December 31, 2002 and to €22,933.0 million at December 31, 2003. At December 31, 2003, the Group’s net loan portfolio accounted for 39.6% of total assets. Allowance for loan losses increased from €1,014.9 million in 2001 and €1,011.1 million in 2002 to €1,047.5 million in 2003. The 2001 increase was in line with the growth of our loan portfolio. The 2002 decrease was mainly due to translation differences and to the reduced provisions following the improvement in the loan portfolio. The 2003 increase stemmed from the growth of our loan portfolio. See Item 4.E, “Selected Statistical Data — Assets — Loan Portfolio.”

      Deposits decreased from €41,318.3 million at December 31, 2001 to €40,288.8 million at December 31, 2002 and then increased to €42,042.9 million at December 31, 2003. Of these, interbank deposits increased from €3,250.6 million at year-end 2001 to €3,270.9 million at year-end 2002 and further increased to €5,449.9 million at year-end 2003.

      Although, subject to certain exceptions, Greek law does not allow an entity to own its own shares, subsidiaries in Greece are allowed to own and trade in the market shares of their parent company. Treasury stock in the Group financial statements represents shares of the Bank owned by the Bank or its subsidiaries. Treasury stock has decreased to €348.8 million at December 31, 2003 from €421.0 million at December 31, 2002 and from €425.4 million at December 31, 2001.

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

      Currently, the asset/ liability management policies of the Bank and the other subsidiaries in the Group are planned and implemented separately. The Bank’s Asset and Liability Committee, referred to in this Annual Report as “ALCO,” is responsible for determining the broad asset/ liability management of the Bank and for supervising its implementation. This committee is currently comprised of the Governor and Deputy Governors of the Bank and the directors of the Bank in charge of the asset allocation functions and meets every month. Day-to-day asset/liability management is delegated to the Bank’s Treasury Department, which is divided into several operating units. The subsidiaries of the Group follow asset and liability management policies similar to those of the Bank.

      The Bank’s Internal Audit Division (also referred to in this Annual Report as the “IAD”) is responsible for performing audits of the Bank’s branches and administrative divisions, as well as to the Group’s companies. These audits are designed to assess the adequacy, effectiveness and efficiency of the system of internal controls, in order to provide assurance to the Board of Directors and consultancy services to the Group. The IAD is supervised by the Bank’s Audit Committee. The IAD director reports to the Audit Committee at least quarterly with respect to the results of the IAD’s audits, and the remedial actions taken by management on the basis of the IAD’s recommendations. This information is presented to the Board of Directors by the Audit Committee in meetings at which the IAD director’s presence is required. The IAD director also submits reports to the Bank’s Governor, in order to ensure that immediate remedial action is taken.

      The IAD, as at December 31, 2003, employed 132 employees, of which 14 were managerial staff, 105 internal auditors and 13 administrative personnel. Each year, the audit activity of the IAD is carried out according to an annual audit plan, which is drawn up by the IAD, and is submitted to the Audit Committee for approval. The annual audit plan is based on a risk assessment methodology that has been developed by the IAD. Experience, thus far, has demonstrated that each domestic or foreign branch and financial subsidiary should be audited at least once every three years, whereas most of the Bank’s administrative divisions and non financial companies of the Group would be audited in various time frames dictated by the results of their assessment. However, the Bank’s Information Technology Division, the Treasury Division together with its supporting units, and the divisions that are related to the Credit activity of the Bank, are audited on a continuous basis by specialised auditors.

      Risk management policies for the Group are established by the Group’s Risk Management Council (the “RMC”), which is composed of senior management of the Group (the Governor and Deputy Governors of the Bank). The RMC is responsible for all strategic risk management decisions including determining risk policies, capital allocation and risk parameters as well as overseeing the Group Risk Management Division (the “RMD”).

      The RMD is charged with protecting the Group against unforeseen losses and maintaining earnings stability through independent identification and assessment of risks, developing an organizational structure for the Group under best banking practices for risk management, developing transparent, objective and consistent risk management information as the basis for sound decision making and maximizing the Bank’s earnings potential by measuring performance on a risk-adjusted basis and allocating capital accordingly. In addition, the RMD is responsible for providing the RMC with accurate data and analysis required for measuring, monitoring and managing risks facing the NBG Group and for supporting the implementation of risk management decisions. The Group Treasury Department takes risk positions (i.e., foreign exchange, interest rates, securities) under limits and guidelines established by the RMC.

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

      The maturities of the Group’s assets and liabilities traditionally have been heavily weighted toward short-term maturities. As at December 31, 2003, approximately 67.2% of the Group’s deposits were demand deposits with no specified maturity. Approximately 83.2% of the Group’s deposits had maturities of less than three months at December 31, 2003. At December 31, 2003, 44.0% of the Group’s loans with customers had a maturity of less than one year. Loans to customers with maturities in excess of 60 months represented 34.3% of the Group’s total loan portfolio at December 31, 2003. Over 94.1% of the Group’s interest bearing deposits with banks had maturities of less than three months at December 31, 2003. As a result medium-term and long-term liabilities of the Group were insignificant. In the course of its euro-denominated lending activities, the Group permits mismatched positions resulting from liabilities having shorter average maturities than assets as it considers demand and savings deposits to be relatively stable given past experience.

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

      At December 31, 2003, 29.9% of the interest bearing securities of the Group, including securities purchased under agreements to resell, and 83.8% of customer loans, were at floating rates of interest or reset within 12 months. These assets are funded by liabilities having an average maturity of less than one year. See Item 11, “Quantitative and Qualitative Disclosures about Market Risk — Interest Rate Risk.”

      Assets and Liabilities by Currency Denominations. The following table sets forth the assets and liabilities and shareholders’ equity by those denominated in € and those denominated in other currencies for the Group under U.S. GAAP at December 31, 2001, 2002 and 2003.

	Year ended December 31,

	2001			2002			2003

		Other			Other			Other
	EUR	Currency	Total	EUR	Currency	Total	EUR	Currency	Total

	(EUR in thousands)
Assets:
Cash and due from banks	757,920	538,386	1,296,306	504,513	259,999	764,512	484,037	305,883	789,920
Deposits with central Bank	777,037	74,782	851,819	133,952	69,084	203,036	422,203	108,221	530,424
Federal funds sold and securities purchased under agreements to resell	2,116,980	4,408	2,121,388	4,730,759	14,184	4,744,943	3,456,892	1,378	3,458,270
Interest bearing deposits with Banks	5,509,087	2,041,720	7,550,807	2,864,414	2,622,518	5,486,932	2,945,744	2,123,192	5,068,936
Money market investments	111,092	68,892	179,984	34,237	91,211	125,448	41,790	51,165	92,955
Trading assets and derivative Instruments	13,971,575	1,567,428	15,539,003	13,397,369	1,956,354	15,353,723	12,927,770	1,018,867	13,946,637
Available-for-sale, at fair value	1,699,238	1,795,278	3,494,516	1,895,337	1,948,625	3,843,962	3,814,525	1,700,090	5,514,615
Held-to-maturity, at amortized cost	—	—	—	—	—	—	—	—	—
Equity method investments	267,950	—	267,950	269,140	—	269,140	200,690	—	200,690
Loans	15,209,051	5,137,514	20,346,565	16,003,173	4,628,152	20,631,325	18,146,787	4,786,253	22,933,040
Less: Allowance for loan losses	(739,194)	(275,733)	(1,014,927)	(789,120)	(222,025)	(1,011,145)	(838,008)	(209,485)	(1,047,493)
Net loans	14,469,857	4,861,781	19,331,638	15,214,053	4,406,127	19,620,180	17,308,779	4,576,768	21,885,547
Intangible assets	278,262	116,909	395,171	312,479	162,813	475,292	296,013	59,001	355,014
Premises and equipment net	467,795	139,900	607,695	496,523	129,540	626,063	523,884	144,192	668,076
Customers’ liability on acceptances	—	1,078	1,078	15	1,557	1,572	24	271	295
Accrued interest receivable	735,390	92,833	828,223	741,944	63,228	805,172	584,458	65,354	649,812
Other assets	1,900,439	574,648	2,475,087	2,630,840	295,402	2,926,242	1,776,106	390,602	2,166,708

Total assets	43,062,622	11,878,043	54,940,665	43,225,575	12,020,642	55,246,217	44,782,915	10,544,984	55,327,899

	Year ended December 31,

	2001			2002			2003

		Other			Other			Other
	EUR	Currency	Total	EUR	Currency	Total	EUR	Currency	Total

	(EUR in thousands)
Liabilities and Shareholders’ Equity:
Total deposits	30,205,302	11,112,963	41,318,265	30,201,609	10,087,224	40,288,833	32,725,914	9,317,031	42,042,945
Central bank borrowings	66,843	3,683	70,526	6,804	—	6,804	6,804	—	6,804
Securities sold under agreements to repurchase	5,978,173	409,309	6,387,482	7,507,490	771,402	8,278,892	5,395,797	683,100	6,078,897
Other borrowed funds	56,851	57,441	114,292	28,955	207,503	236,458	17,344	173,441	190,785
Acceptances outstanding	—	1,078	1,078	15	1,557	1,572	24	271	295
Accounts payable, accrued expenses and other liabilities	3,419,162	612,716	4,031,878	2,321,390	680,346	3,001,736	2,508,846	451,566	2,960,412
Long-term debt	41,668	223,659	265,327	806,696	7,251	813,947	1,158,912	12,555	1,171,467
Insurance reserves	1,100,036	—	1,100,036	1,152,375	—	1,152,375	1,240,426	—	1,240,426

Total liabilities	40,868,035	12,420,849	53,288,884	42,025,334	11,755,283	53,780,617	43,054,067	10,637,964	53,692,031
Minority interests	267,684	26,266	293,950	198,831	29,606	228,437	211,768	33,645	245,413
Total shareholders’ equity	1,066,509	291,322	1,357,831	1,109,021	128,142	1,237,163	1,255,708	134,747	1,390,455

Total liabilities and shareholders’ equity	42,202,228	12,738,437	54,940,665	43,333,186	11,913,031	55,246,217	44,521,543	10,806,356	55,327,899

Capital Adequacy

      The capital adequacy ratios applicable to Greek banks conform to EU requirements, in particular the Own Funds Directive, the Solvency Ratio Directive and the Capital Adequacy Directive. See Item 4.B. It is the aim of the Bank to maintain a capital ratio in excess of the 8% ratio required by the Greek supervisory authority. At December 31, 2003 the Bank and the Group had €2,471.9 million and €2,729.3 million, respectively, of Tier I capital and €3,553.8 million and €3,473.5 million, of total capital, respectively.

      The following table shows the EU capital adequacy ratios for the Bank and the Group at December 31, 1999, 2000, 2001, 2002 and 2003.

	Year ended December 31,

	1999		2000		2001		2002		2003

	Tier I	Total	Tier I	Total	Tier I	Total	Tier I	Total	Tier I	Total

Bank	13.8%	15.1%	11.2%	12.6%	9.9%	11.3%	9.5%	12.6%	10.7%	15.5%
Group	13.4%	14.5%	11.0%	12.2%	9.0%	10.2%	7.4%	10.4%	10.1%	12.9%

C.  Research and Development, Patents and Licenses

      We have not engaged in any significant research and development activities during any of the last three financial years.

D.  Trend Information

Adoption of International Financial Reporting Standards

      Pursuant to Law 2992/2002, the Bank will be required to prepare its statutory accounts in accordance with International Financial Reporting Standards (“IFRS”) rather then Greek GAAP. This requirement will take effect from January 1, 2005, according to Law 3229/2004. This will allow the financial results of the Bank to be more directly comparable with the results of other European financial institutions. In preparation of our adoption of IFRS we have reclassified our securities portfolio as well as certain of our employee benefits. See Item 3.D, “Key Information — Risk Factors”.

The Basle Committee on Banking Supervision’s Risk-based Capital Guidelines

      The banking regulatory authorities of the major industrialized countries have worked together in recent years to develop international capital adequacy guidelines. In 1988, the Basle Committee on Banking Supervision adopted capital guidelines based on the relationship between a bank’s capital and its credit risks, which have been implemented by the Hellenic Republic. In 1996, the Basle Committee amended these guidelines in order to address market risks, such as foreign exchange and interest rate risks. In April 2003, the Basle Committee published its third consultative paper on the new capital adequacy standards in order to overhaul the existing regime, contemplating a “New Basle Capital Accord.” The current New Basle Capital Accord proposals include a diversity of methodologies for the calculation of capital requirements in respect of credit risk and the newly introduced operational risk (the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events). The New Basle Capital Accord is currently expected to be finalized by the Basle Committee by the end of 2004. The standardised and foundation approaches will become effective in the various countries that participate in the Basle Committee at the end of 2006, while the most advanced approaches will be implemented at year-end 2007.

E.  Off-balance Sheet Arrangements

      In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by a bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. See Note 26 to the US GAAP Financial Statements included in this Annual Report. All of these arrangements are related to the normal lending activities of the Group.

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

      The following tables summarize the Group’s off-balance-sheet financial instruments, whose contract amounts represent credit risk, as of December 31, 2002 and 2003:

	2002	2003

	(EUR in thousands)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit:
Commercial and personal	8,732,698	7,455,769
Commercial real estate	40,810	46,730
Residential real estate	185,063	215,262
Commercial letters of credit	207,380	275,195
Standby letters of credit and financial guarantees written	2,243,418	2,610,128

Total	11,409,369	10,603,084

F.  Tabular Disclosure of Contractual Obligations

      Our contractual obligations as at December 31, 2003, can be summarized as follows:

	Year ended December 31, 2003

	Less than	1 to	3 to	After
	1 year	3 years	5 years	5 years	Total

	(amounts in EUR thousands)
Long-Term Debt Obligations	4,960	27,768	760,274	378,465	1,171,467
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	42,993	47,736	39,921	50,375	181,025
Purchase Obligations	4,161	—	—	—	4,161
Other Long-Term Liabilities Reflected on the Group’s Balance sheet under the GAAP of the primary financial statements	317,884	386,393	44,619	60,570	809,466

Total	369,998	461,897	844,814	489,410	2,166,119

G.  Safe Harbor

      See Special Note Regarding Forward-Looking Statements

ITEM 6     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Board of Directors and Senior Management

      The Governor is responsible for the management of the Bank, under the supervision of its Board of Directors. Currently, the Board of Directors is composed of fifteen members (two executive and thirteen non-executive members, of which two are independent, in accordance with the provisions of Greek Law 3016/2002), including the Governor (who also serves as chairman) and one Deputy Governor. The members are elected by the shareholders at their annual general meeting for a term of three years and may be reelected.

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

      On June 17, 2004, a Repeat General Meeting of the shareholders of the Bank approved an amendment to the Articles of Association changing the title of the Governor to Chief Executive Officer (CEO) and the title of Deputy Governor to Deputy CEO. This change has been submitted to the Ministry of Development for approval, following which the amendment will become effective.

      As at December 31, 2003, the Board of Directors of the Bank was composed as follows:

Executive Members

Theodoros B. Karatzas (died March 3, 2004)	Chairman — Governor
Theodoros N. Pantalakis	Deputy Governor
Andreas S. Vranas	Deputy Governor
Apostolos S. Tamvakakis	Deputy Governor

Non-Executive Members
H.E. the Metropolitan of Ioannina Theoklitos
Dimitrios A. Daskalopoulos	Chairman and Managing Director of Delta S.A.
Vassilios K. Konstantakopoulos	Ship’s Master of the Merchant Marine/Shipowner
George Z. Lanaras	Shipowner
Miltiadis A. Nektarios	Chairman of IKA (Social Security Fund)
Ioannis P. Panagopoulos	Employees’ representative
Dimitrios Papoulias	Chairman of the Public Power Corporation
Vassilios Th. Rapanos	Chairman of the Council of Economic Advisers
Avraam I. Triantafyllidis	Employees’ representative

Independent Non-Executive Members
Panagiotis V. Lambropoulos	Merchant
Georgios S. Tsougiopoulos	Architect Engineer — Urban Planner

      At its meeting of March 19, 2004, the Bank’s Board elected Efstratios-Georgios (Takis) Arapoglou as Chairman and Governor of the Bank to replace the late Theodoros Karatzas and at its meeting of April 22, 2004 the Bank’s Board elected Ioannis Pechlivanidis as Deputy Governor of the Bank. The Bank’s General meeting of shareholders held on May 18, 2004, following the resignation of ten Board members, elected the following new members of the Board:

Executive Members

Efstratios-Georgios (Takis) A. Arapoglou	Chairman — Governor
Ioannis G. Pechlivanidis	Deputy Governor

Non-Executive Members
H.E. the Metropolitan of Ioannina Theoklitos
George M. Athanasopoulos	Employees’ representative (NBG)
Stefanos C. Vavalidis	Member of the Board of Directors, European Bank for Reconstruction & Development
Ioannis C. Yannidis	Professor, University of Athens Law School
Dimitrios A. Daskalopoulos	Chairman and Managing Director, Delta S.A., Vice Chairman, Federation of Greek Industrialists
Nikolaos D. Efthymiou	Chairman, Association of Greek Shipowners
George Z. Lanaras	Shipowner
John P. Panagopoulos	Employees’ representative
Stefanos G. Pantzopoulos	Business consultant, former certified auditor
Constantinos D. Pilarinos	Economist, General Manager of Finances and Technical Services, Church of Greece
Drakoulis K. Fountoukakos-Kyriakakos	Chairman, Athens Chamber of Commerce and Industry

Independent Non-Executive members
Ioannis Vartholomeos	Chairman of IKA (Social Security Fund)
Ploutarchos K. Sakellaris	Professor, University of Athens, and Chairman, Council of Economic Advisors

Curricula vitae

      Theodoros Karatzas. Mr. Karatzas was appointed Governor of the Bank in February 1996 and remained in this post until his death on March 3, 2004. He was a graduate of the University of Athens Law School and the Centre des Hautes Études Européennes at the University of Strasbourg. From 1982 to 1985, he was chairman of ETEBA and Banque Franco-Hellenique de Commerce International et Maritime. Mr. Karatzas had also served as chairman of Aspis Mortgage Bank S.A. From 1985 to 1987, he was Secretary General of the Greek Ministry of National Economy. During the period 1987 to 1988, he was Deputy Minister of the Greek Ministry of National Economy. During the years 1986 and 1987, Mr. Karatzas was chairman of the Committee on the Reform and Modernization of the Banking System, which established the foundation for liberalization of Greek financial markets in the late 1980s and early 1990s. Mr. Karatzas was admitted to the Athens Bar in 1955, and had published several articles in the field of commercial and maritime law. He was Chairman of the Hellenic Banking Association from 1996 onwards and Chairman of five subsidiaries of the Group located outside Greece.

      Efstratios-Georgios (Takis) Arapoglou. Mr. Arapoglou, age 53, became Governor of the Bank on March 19, 2004. He is a graduate of the University of Athens School of Mathematics (1974), and holds a BSc in Naval Architecture from the University of Glasgow (1977) and an MSc in Management from the University of Brunel, London (1978). From 1978 to 1991 he worked for Paine Webber, Citicorp Investment Bank and Chase Investment Bank in London specializing in debt and equity capital markets, derivatives and strategic consulting for multinational companies, financial organizations and governments in North America, Scandinavia and Western Europe. In 1991, he became President and CEO of the Ionian and Popular Bank of Greece Group. He was also appointed President of DIAS Interbanking Systems S.A., overseeing the completion of the project, which was delivered to the Greek banking system in 1993. From 1994 to 1997, he served as General Manager of American Express-Greece and in 1997 became General Manager of Citibank/ Citigroup-Greece. In 2000, he joined Citigroup in London as managing director and global banks industry head, and at the beginning of 2004 became senior advisor on global corporate and investment banking.

      He has served as a member of the Supervisory Boards of Citibank-Sweden (1984/85) and Chase Manhattan Bank-Finland (1989/90), the Boards of the Hellenic Bank Association (1991/93) and the Egyptian American Bank, an American Express subsidiary in Egypt (1994/96), and the Asset and Liability Committee of Citigroup Europe.

Deputy Governors

      Theodoros Pantalakis. Mr. Pantalakis, age 50, became a Deputy Governor in March 1996, and held this post until April 22, 2004. He was also Vice Chairman of the Board of Directors. In addition, Mr. Pantalakis was the chairman of a number of companies within the Group, such as National Insurance S.A., Astir Hotels, National Real Estate and Mortgage Construction S.A. EKTENEPOL and is a vice chairman of NBG Cyprus. Additionally, he served as the chairman of two non-Group companies, Phosphate Fertilizers Industries and the Central Securities Depository of Athens S.A., as well as vice-chairman of Heracles Cement and DIAS Interbanking Systems S.A. Mr. Pantalakis received a degree in Business Administration from the University of Piraeus. He worked as a financial analyst in various commercial and industrial companies before joining ETEBA from 1980 to 1991. Between 1983 and 1988 he worked as an advisor to the Ministry of National Economy regarding investment law. He had been appointed as secretary to the Deputy Minister of National Economy. Beginning in 1991, he worked for the Interamerican Group as an Alternate General Manager and then rejoined the Group in 1996.

      Andreas Vranas. Mr. Vranas, age 52, became a Deputy Governor in September 1996, and held this post until April 22, 2004. He was also Vice Chairman of the Board of Directors of the Bank. He was chairman of the board of Ethniki Leasing, National Investment Company and a board member of Heracles Cement and Hellenic Petroleum. He is vice-chairman of Siemens Industrial S.A. Mr. Vranas holds a masters degree in finance from Manchester University, a degree in business administration from Athens University of Economics and Business, and a Ph.D. in finance from the University of Athens. He previously worked for ETEBA from 1979 to 1985 and the Ministry of National Economy from 1985 to 1988 before rejoining ETEBA.

      Apostolos Tamvakakis. Mr. Tamvakakis, age 47, became the Deputy Governor of the Bank in July 1998, and held this post until April 22, 2004. He was also Vice Chairman of the Board of Directors of the Bank and chairman of National Management and Organisation Co., South African Bank of Athens, National Securities Company, NBG Greek Fund, NBG Balkan Fund, NBG Asset Management, NBGI Asset Management and the Southern European Board of Europay International. He is vice-chairman of NBG Cyprus, United Bulgarian Bank, Stopanska Banka, Diethniki Mutual Fund Management and “Yes” Leasing S.A. Moreover, he was a member of the boards of NBG International, Atlantic Bank of New York, NBG Canada. Outside the Group, he is also chairman of the steering committee of Inter-Alpha Group of Banks as well as a member of Europay, a body of representatives of credit card organizations. He is also vice-chairman of Greek Stock Markets Holdings Company Co. S.A., Hellenic Group of Financing and Contract Hire S.A. and member of the board of the Executive Committee of the European Mortgage Federation, Delta Holdings, Hellenic Telecommunications Organization S.A. and Action Plan-Direct Marketing Services S.A. In 1996 Mr. Tamvakakis was appointed as a Deputy Governor of the National Mortgage Bank. He joined the Group from ABN AMRO Bank where he served as Alternate General Manager for seven years. He also has experience with Mobil Oil Hellas S.A. Mr. Tamvakakis studied economics at the Athens Business School and received an MA in economics at the University of Saskatchewan in Canada.

      Ioannis Pechlivanidis. Mr. Pechlivanidis, age 51, was appointed Deputy Governor of the Bank on April 22, 2004. He holds a BA in Economics from Wesleyan University, USA, and an MSc in Economics from the London School of Economics. He worked at The First National Bank of Chicago from 1980 to 1989, subsequently becoming Loan Manager at the Bank of America. In 1990, he joined Xiosbank, becoming General Manager in 1997. In 1999, he was appointed to the post of Deputy Managing Director of Piraeus Bank, going on to become Managing Director of Novabank in Athens. Since 2003, until taking up his new appointment, he held the post of first Vice-Chairman of Bank Post (a subsidiary of Eurobank in Romania).

      In line with the new organizational structure of the Bank, all the General Divisions, as well as the Marketing Division and the Historical Archive Sub-Division, report directly to the Governor and Deputy Governor.

      The business address of the Governor and Deputy Governor is 86 Eolou Street, 10232 Athens, Greece.

Key Management

      Nicolaos Bertsos, age 53, is chairman of Diethniki Mutual Funds, NBG Mutual Funds and Ethniki Mutual Funds Ltd. Cyprus. He is also managing director of National Investment Co. He is a board member of NMOC, Community Support Framework Management Organization Unit, Association of Greek Institutional Investors and System Development and Support House of Capital Markets as well as Vice President of the Board of Directors of Investment Ombundsman. He served as a Deputy Governor of the National Mortgage Bank from 1996 to 1998, prior to the merger, while serving as President of Ktimatiki Mutual Funds. Before entering the private sector, Mr. Bertsos served as the first vice-president of the Hellenic Republic’s Capital Markets Commission, from 1994 to 1996. He has also served as a secretary of the Income and Prices Committee. A native of Athens, Mr. Bertsos is a graduate of the University of Athens, where he studied economics. He holds an MA in economics with a specialization in monetary and fiscal economics from the University of Essex.

      Constantine Filippou, age 57, is General Director of Ethniki Hellenic General Insurance Company. He joined the Group in 1997, pursuant to the merger of Ethniki with the Astir Insurance Company, which he personally facilitated. At Astir, he became a prominent member of the Greek Insurance Industry, and a high ranking official in the fields of General Insurance, Financial Services and Sales. In addition to his responsibilities at Ethniki Insurance, he serves as chairman of the boards of directors of Audatex Hellas S.A. and Garanta S.A. in Romania, a fully operational insurance affiliate of Ethniki. Furthermore, he is a chairman of Ethniki Insurance Cyprus Ltd. and Ethniki General Insurance Cyprus Ltd. He is vice-chairman of Europa Insurance Group and Hellenic Insurance Companies Association. Mr. Filippou received a degree in Business Administration from the Athens School of Commercial and Economic Sciences.

      Thomas O’Brien, age 53, is president and CEO of Atlantic Bank of New York. He joined Atlantic Bank in May 2000 after serving as vice chairman of North Fork Bank since 1996. Previously, Mr. O’Brien served as chairman, president and CEO of North Side Savings Bank for 13 years. Mr. O’Brien obtained a BA degree from

Niagara University, an MBA from Iona College and he completed a three-year program at the National School of Banking at Fairfield University.

      Stilian Vatev, age 48, is the Chief Executive Officer and a member of the Board of Directors of United Bulgarian Bank AD and Interlease S.A. (a subsidiary of NBG S.A.). He joined UBB in 1993 after serving in several managerial positions at the Bulgarian National Bank. He is a member of the Management Board of the Bulgarian Association of Commercial Banks, a member of the Europay Eastern Regional Board of Directors and a member of the Board of Directors of the Bulgarian Central Depository and the “Bankservice”. Mr. Vatev holds an MA in Finance and Credit and has attended several banking related programs in the UK, Switzerland and Japan.

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

      There are currently ten General Managers:

Core Business lines

      Alexandros Tourkolias, age 57, is the General Manager of Corporate and Investment Banking. He is a member of the Bank’s Credit Committee, and is also a board member of UBB and NBG Bancassurance.

      Ioannis Filos, age 59, is the General manager of Domestic Network. He is also a board member of NMOC.

      Petros Christodoulou, age 43, is the General Manager of Treasury and Private Banking. He is a board member of National Securities S.A. He is also a member of the Investment Committee of Ethniki Hellenic General Insurance and the Foundation for Economic and Industrial Research.

Operations and Support

      Anthimos Thomopoulos, age 43, is the Chief Financial Officer and Chief Operations Officer. He joined the Bank in 1998 as Group Risk Director after serving as a Managing Partner of KPMG Greece. He is the Vice President of Planet-Ernst-Young S.A. and a board member of South African Bank of Athens S.A., NMOC, Ethnoplan S.A., AGET Heracles and Siemens Televiomichaniki S.A.

      Michael Oratis, age 47, is the Chief Risk Officer. Before joining the Bank in 1999, he worked for ABN AMRO BANK, Mytilinaios SA and Citibank as Country Treasurer.

      Agis Leopoulos, age 36, is the Chief of International. He is the chairman of Interlease AD. He is also a board member of NBG Cyprus, Stopanska Banka, United Bulgarian Bank, NBG Canada, South African Bank of Athens, NBG Management Services Ltd. and OTEnet.

      Agesilaos Karabelas, age 66, is the General Counsel. He is a board member of Diethniki Mutual Fund Management, Ethniki Kefalaiou and Heracles Cement.

      Avraam Triantafyllidis, age 54, is the general manager of Human Resources.

      Paul Mylonas, age 45, is the Chief Economist, Chief Strategist and Head of Investor Relations. Before joining the Bank, he worked at the OECD and the IMF. He is also a member of the board of the Foundation for Economic and Industrial Research, the Hellenic Center for Investment and the National Investment Company.

      George Paschas, age 48, is the Chief Internal Auditor.

B.  Compensation

      For the 2003 financial year, the Bank granted €9.9 million in remuneration and benefits-in-kind to the officers of the Bank and the Board of Directors. This amount includes €2.1 million which the Bank contributed to funds for the benefit of the officers of the Bank and the Board of Directors in respect of pension, retirement and similar benefits.

      The following table sets forth the net salary compensation received by the senior management of the Bank during the year ended December 31, 2003.

		Gross Salary	Net Salary
Name	Title	Compensation	Compensation

		(EUR in thousands)
Theodoros Karatzas	Governor	294.5	155.1
Theodoros Pantalakis	Deputy Governor	221.9	116.4
Andreas Vranas	Deputy Governor	222.2	116.3
Apostolos Tamvakakis	Deputy Governor	222.3	116.4

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

      The following list sets forth the members of the Bank’s Financial Incentives Committee, as at December 31, 2003:

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
Dimitris Vrailas (Head of IT Division)
George Paschas (Head of Internal Audit Division)

C.  Board Practices

      We do not have directors’ service contracts or other agreements that provide for benefits on termination of employment.

      The following list summarizes the terms of office of the members of the Board of Directors of the National Bank of Greece.

Name	Start of Term	End of Term

Efstratios-Georgios (Takis) Arapoglou	March 17, 2004	2007
Ioannis Pechlivanidis	April 22, 2004	2007
H.E. The Metropolitan of Ioannina Theoklitos	June 28, 1994	2007
Stefanos Vavalidis	April 22, 2004	2007
Ioannis Giannidis	April 22, 2004	2007
Dimitrios Daskalopoulos	April 24, 2002	2007
Nikolaos Efthimiou	April 22, 2004	2007
Georgios Athanasopoulos	April 22, 2004	2007
Georgios Lanaras	December 23, 1993	2007
Stefanos Pantzopoulos	April 22, 2004	2007
Ioannis Panagopoulos	June 28, 1994	2007
Constantinos Pilarinos	April 22, 2004	2007
Drakoulis Fountoukakos Kyriakakos	April 22, 2004	2007
Ploutarchos Sakellaris	April 22, 2004	2007
Ioannis Vartholomeos	May 18, 2004	2007

      The Audit Committee of the Bank was established in May 1999, following the Act of Governor of Bank of Greece 2438/1998, and at the end of 2003 consisted of three full members and two alternate members. All of them are non executive members of the Board of Directors of the Bank, in compliance with the legal and regulatory framework in Greece on corporate governance. The Bank’s Board of Directors appoints the members of the Audit Committee for a three year term. The Board of Directors of the Bank is responsible for appointing and replacing any member of the Audit Committee and informing accordingly the Hellenic Capital Markets Commission, which is the supervisory authority for companies listed on the ATHEX.

      The principal task of the Audit Committee is to assess the adequacy and effectiveness of the system of internal controls of the Bank. In this regard, the Audit Committee oversees and reviews the accuracy and completeness of the financial information contained in the annual reports and financial statements. The Audit Committee also supervises the functioning of Internal Audit Division and reviews its activities. Finally, the Audit Committee is involved in the approval of the appointment and compensation, oversees the work of the Bank’s external auditors and pre-approves all audit and non-audit services provided by its external auditors.

      The following list sets forth the members of the Bank’s Audit Committee, as at December 31, 2003:

Audit Committee Full Members

Georgios Lanaras (Chairman)

Vassilios Konstantakopoulos (Vice Chairman)
Vasilios Rapanos

Audit Committee Alternate Members

Panagiotis Lambropoulos

Georgios Tsouyopoulos

      As at May 18, 2004, the members of the Bank’s Audit Committee are as follows:

Audit Committee Full Members

Georgios Lanaras (Chairman)

Ploutarhos Sakellaris (Vice Chairman)
Stefanos Pantzopoulos (Financial Expert)

Audit Committee Alternate Members

Drakoulis Fountoukakos — Kyriakakos

Ioannis Vartholomeos

      NBG Corporate Governance practices closely follow the requirements imposed by the laws of the Hellenic Republic. The most significant differences between the Bank’s Corporate Governance practices and those followed by U.S. based companies under the NYSE listing standards have been posted on the Bank’s web-site at the following address: www.nbg.gr

D.  Employees

      The Bank employed a total of 14,143 full-time equivalent staff in Greece as at December 31, 2003, compared to 14,319 as at December 31, 2002. Additionally, in connection with our operations outside of Greece (including the Bank’s foreign branches), we employed approximately 6,000 employees internationally, as at December 31, 2003. The Group also employs approximately 500 temporary employees in the summer months in its hotel properties. The table below sets forth the principal concentrations of our employees by geographic location, as at December 31, 2003:

Number of Group
Employees (as at
December 31,
Country	2003)

Greece	16,851
Bulgaria	2,162
Former Yugoslav Republic of Macedonia	1,333
Romania	700
United States	467
Cyprus	346
Canada	273
South Africa	202
United Kingdom	118
Serbia-Montenegro	153
Albania	68
Germany	37
France	37
Egypt	32
Netherlands	6
Australia	5
Turkey	3
Sweden	2

Total	22,795

      The average number of our full-time equivalent employees, as a Group, during the financial years ended December 31, 2001, 2002 and 2003 was 24,030, 23,456 and 22,740 respectively.

      The table below sets forth the main categories of activity in which our employees were engaged, domestically and internationally, as at December 31, 2003:

Number of Group
Employees (as at
December 31,
Division	2003)

Commercial and retail banking	20,398
Insurance	1,483
Investment banking	165
Asset management	93
Other Group companies	656

Total	22,795

      Almost all of the Bank’s staff (including Managing Officers) are members of one of the various unions operating within the banking sector. A high level of union membership is common in most Greek industries. Each union that represents the Bank’s employees is affiliated with a larger, general union of employees in the banking sector known as the “OTOE.” The OTOE, in turn, sits under the umbrella of a multi-industry union, the General Confederation of Greek Workers. Accordingly, almost all of our Greek employees, including those not employed in the banking sector, are ultimately affiliated with the General Confederation of Greek Workers. Collective bargaining arrangements are normally made between representatives of the Greek banks and the OTOE based on the Government’s inflation estimates, and then implemented by each bank (including the Bank) in agreement with its own unions. The OTOE and the Association of Greek Banks agreed to a one-year agreement allowing a 4.2% increase in 2001 and a two-year agreement allowing a 4.2% increase in 2002 and 3.8% increase in 2003. An agreement for 2004 and 2005 is due to be signed.

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

      The Bank’s policy is to continue implementing its on-going reduction strategy by a program of limited hiring, voluntary retirement schemes and natural attrition. As a result of this strategy, the total number of the Bank’s staff fell from 15,194 in 2001 to 14,707 in 2002 and 14,632 in 2003. We intend to continue to redeploy personnel to optimize the operations of the Bank and to rely on strict hiring controls and natural attrition to reduce the total number of employees.

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

E.  Share Ownership

      The table below sets forth information on the shareholdings of the members of the Bank’s Board of Directors as at May 18, 2004.

Number of
Name	NBG shares

Efstratios-Georgios (Takis) Arapoglou	—
Ioannis Pechlivanidis	1,500
H.E. The Metropolitan of Ioannina Theoklitos	1,831
Stefanos Vavalidis	—
Ioannis Giannidis	266
Dimitrios Daskalopoulos	—
Nikolaos Efthimiou	1,540
Georgios Athanasopoulos	171
Georgios Lanaras	—
Stefanos Pantzopoulos	5,040
Ioannis Panagopoulos	259
Constantinos Pilarinos	—
Drakoulis Fountoukakos Kyriakakos	781
Ploutarchos Sakellaris	—
Ioannis Vartholomeos	—

      Members of the Bank’s Board of Directors own, collectively, less than 1.0% of all of the Bank’s outstanding shares.

ITEM 7     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

      As of the date of this Annual Report, the Bank’s outstanding issued share capital consists of 255,058,085 ordinary shares. No single shareholder beneficially owns more than 7.5% of the Bank’s shares (as at May 18, 2004). The following table sets forth certain information regarding the NBG shareholders.

	As at May 18, 2004

	Number	Percentage
	of shares	holding

Hellenic Republic(1)	19,025,616	7.5%
State-related Entities(2)	48,349,692	19.0%
NBG subsidiaries	9,223,728	3.6%
Other investors	178,459,049	69.9%

(1)	Through DEKA.

(2)	Includes only state-related entities most of whose boards of directors are appointed by the Hellenic Republic but excludes DEKA.

     The table below sets forth information on significant changes in the percentage ownership held by the Bank’s major shareholders on an annual basis, commencing as at January 1, 2001, for the three years ended December 31, 2001, 2002 and 2003, respectively, and as at May 18, 2004 (the most recent practicable date).

		Number	Share
Shareholder	Date	Of Shares	Capital	Percentage

DEKA	12-31-2001	10,292,081	228,080,452	4.51
	12-31-2002	28,235,334	231,870,986	12.18
	12-31-2003	19,025,616	255,058,085	7.46
	5-18-2004	19,025,616	255,058,085	7.46
Postal Savings Bank	12-31-2001	12,658,079	228,080,452	5.55
	12-31-2002	340,900	231,870,986	0.15
	12-31-2003	4,016,407	255,058,085	1.58
	5-18-2004	4,016,407	255,058,085	1.58
Deposits and Loans Fund	12-31-2001	7,960,370	228,080,452	3.49
	12-31-2002	2,960,370	231,870,986	1.28
	12-31-2003	952,520	255,058,085	0.37
	5-18-2004	952,520	255,058,085	0.37

      The Bank’s major shareholders do not possess different voting rights from the Bank’s other shareholders. Other than the Hellenic Republic and certain state-related entities, the Bank does not know of any other persons who, directly or indirectly, jointly or individually, exercise or could exercise control over the Bank.

      Based on information known to or ascertainable by the Bank, there were 314 record holders of the Bank’s shares and 34 record holders of the Bank’s ADRs in the United States, as at May 26, 2004, and the portion of the Bank’s shares held in the United States as a percentage of total shares outstanding was approximately 5.5% as at that date. There were 2,534 total holders (registered and beneficial owners) of the Bank’s ADRs in the United States as at April 30, 2004 (the most recent practicable date for this information).

State Interests

      The Hellenic Republic, the Postal Savings Bank (which is owned by the Hellenic Republic) and the Deposits and Loans Fund control approximately 9.5% of the issued share capital of the Bank. In addition, certain state-related entities, primarily pension funds (most of whose boards of directors are appointed by the Hellenic Republic) control shares representing approximately 17.0% of the issued share capital of the Bank.

      Hellenic Finance S.C.A. purchased shares of the Bank from DEKA in connection with its issuance on June 30, 1999 of 2% bonds due 2003 that were exchangeable into shares of the Bank. After the one-for-ten bonus issue in June 2003, Hellenic Finance S.C.A. held 16,016,749 shares of the Bank or 6.3% of the Bank’s share capital. Upon maturity of the exchangeable bonds on July 15, 2003, none of those exchangeable bonds had been exchanged for the Bank’s shares and remained outstanding, thus Hellenic Finance S.C.A. required the Hellenic Republic, through DEKA, to repurchase pursuant to a put option agreement all of the Bank’s shares held by Hellenic Finance S.C.A. at a price per share equal to the redemption price of each outstanding bond. As a result, Hellenic Republic held 18.5% of our share capital on July 15, 2003. In October 2003, the Hellenic Republic sold through a private placement 28,050,000 of our shares, or 11% of the Bank’s share capital. Two thirds of these shares were taken by international institutional investors and the remaining by domestic institutionals. The Hellenic Republic on that date held See Item 3.D, “Risk Factors — The Hellenic Republic Is Our Principal Shareholder” and Item 10.J, “Additional Information — Relationship with the Hellenic Republic.”

B.  Related Party Transactions

      There are no loans or transactions between the Bank and any related parties other than those made in the ordinary course of business, on substantially the same terms as those prevailing at the time for comparable transactions with other persons and not involving more than the normal risk of collectibility or presenting other unfavourable features. See Note 30 to the U.S. GAAP Financial Statements for details of certain ordinary course transactions between the Bank and related parties.

C.  Interests of Experts and Counsel

      Not applicable.

ITEM 8     FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

1.	Please refer to Item 18 for the consolidated financial statements of NBG.

2.	Please refer to Item 18 for the comparative financial statements of NBG.

3.	Please refer to Item 18 for the Report of Independent Registered Certified Public Accountants given by Deloitte & Touche Hadjipavlou Sofianos & Cambanis S.A.

4.	The last year of audited financial statements are not older than 15 months.

5.	Not applicable.

6.	Income derived from non-Greek sources was €692.0 million, representing 20.2% of our total revenues.

7.	The Bank is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters has not had during the current or preceding financial year, and is not expected to have, a material adverse effect on the consolidated financial condition of the Bank. There are no material proceedings pending in which any director of the Bank, any member of its senior management, or any of the Bank’s affiliates is either a party adverse to the Bank or any of its subsidiaries or has material interest adverse to the Bank or any of its subsidiaries.

8.	The Bank pays dividends out of:

•	distributable profits for the year (i.e. profits net of: a) tax, b) losses carried forward, and c) prior years tax audit differences; and

•	retained earnings, special reserves or ordinary reserves to the extent they exceed the amount required to be maintained by law.

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

B.  Significant Changes

      For a discussion of significant changes that have occurred since December 31, 2003, the date of the last audited financial statements included in this Annual Report, please see Note 39 to the U.S. GAAP Financial Statements which describes post balance sheet events.

ITEM 9     THE OFFER AND LISTING

A.  Offer and Listing Details

      The annual high and low market prices of the Bank’s shares on the ATHEX for the five most recent financial years are shown below, expressed in euro (and drachma for 1999 through 2001).

Year	High (date)	Low (date)

1999	56.20 21) (GRD 19,150) (on September 21)	28.16 (GRD 9,596) (on January 15)
2000	49.36 (GRD 16,819) (on February 11)	32.55 (GRD 11,091) (on November 30)
2001	41.29 (GRD 14,070) (on April 19)	19.40 (GRD 6,611) (on September 21)
2002	24.78 (on January 29)	12.11 (on October 9)
2003	21.54 (on August 26)	8.09 (on April 1)

      NBG share price for 1999, 2000, 2001 and 2002 is adjusted and the adjustment is effective as of 02/06/2003 due to bonus issue (1 share for each 10 outstanding on 30/05/2003).

      The quarterly high and low market prices of the Bank’s shares on the ATHEX for the two most recent financial years are shown below, expressed in euro.

Quarter	High (date)	Low (date)

Q1 2002	24.78 (on January 29)	20.53 (on March 28)
Q2 2002	21.62 (on May 20)	17.38 (on April 16)
Q3 2002	19.62 (on July 1)	13.87 (on September 30)
Q4 2002	14.91 (on November 6)	12.11 (on October 9)

Quarter	High (date)	Low (date)

Q1 2003	12.60 (on January 3)	8.18 (on March 31)
Q2 2003	16.20 (on June 18)	8.09 (on April 1)
Q3 2003	21.54 (August 26)	14.54 (on July 1)
Q4 2003	21.08 (on December 31)	17.28 (on October 1)

      For the quarter following the most recent financial year, the high and low market prices of the Bank’s shares on the ATHEX are shown below, expressed in euro.

Quarter	High (date)	Low (date)

Q1 2004	23.96 (on January 16)	19.76 (on March 24)

      The monthly high and low market prices of the Bank’s shares on the ATHEX for the six most recent months are shown below, expressed in euro.

Month	High (date)	Low (date)

December 2003	21.08 (on December 31)	18.62 (on December 8)
January 2004	23.96 (on January 16)	20.78 (on January 2)
February 2004	23.54 (on February 12)	21.50 (on February 25)
March 2004	23.46 (on March 8)	19.76 (on March 24)
April 2004	25.20 (on April 29)	21.70 (on April 2)
May 2004	25.94 (on May 18)	23.16 (on May 21)

      The annual high and low market prices of the Bank’s ADRs (each representing one-fifth of one share) on the New York Stock Exchange are shown below, expressed in U.S. dollars, for each of the five financial years since the ADRs were listed on that exchange on October 18, 1999:

Year	High (date)	Low (date)

1999	10.54 (on December 13)	8.75 (on November 24)
2000	10.67 (on January 3)	6.63 (on August 30)
2001	8.00 (on April 18)	4.30 (on September 28)
2002	4.55 (on January 15)	2.32 (on October 16)
2003	5.39 (on December 30)	1.83 (on March 17)

      The quarterly high and low market prices of the Bank’s ADRs on the New York Stock Exchange are shown below, expressed in U.S. dollars.

Quarter	High (date)	Low (date)

Q4 2002	3.09 (on November 14)	2.32 (on October 16)
Q1 2003	2.70 (on January 6)	1.83 (on March 17)
Q2 2003	3.74 (on June 17)	1.97 (on April 3)
Q3 2003	4.56 (on August 25)	3.32 (on July 1)
Q4 2003	5.39 (on December 30)	3.85 (on October 1)
Q1 2004	6.14 (on January 21)	4.90 (on March 11)

      The monthly high and low market prices of the Bank’s ADRs on the New York Stock Exchange for the six most recent months are shown below, expressed in U.S. dollars.

Month	High (date)	Low (date)

December 2003	5.39 (on December 30)	4.33 (on December 12)
January 2004	6.14 (on January 21)	5.04 (on January 29)
February 2004	6.00 (on February 21)	5.41 (on February 3)
March 2004	5.85 (on March 8)	4.90 (on March 11)
April 2004	6.24 (on April 2)	5.22 (on April 15)
May 2004	6.25 (on May 28)	5.53 (on May 10)

      No significant trading suspensions with respect to the Bank’s shares have occurred on the ATHEX during the past three years ended December 31, 2001, 2002 and 2003, nor have any significant trading suspensions with respect to the Bank’s ADRs occurred on the New York Stock Exchange since the Bank’s listing thereon in October 1999.

B.  Plan of Distribution

      Not applicable.

C.  Markets

      The Bank’s shares are listed on the ATHEX, as well as the Copenhagen Stock Exchange and Luxembourg Stock Exchange. In addition, the Bank’s Global Depositary Receipts are listed on the London Stock Exchange and its ADRs are listed on the New York Stock Exchange.

The Athens Exchange (ATHEX)

General

      The Athens Exchange (formerly known as the Athens Stock Exchange (ASE)) was established in 1876, with Greek Government bonds and the shares of the Bank as the first securities to be traded on the ATHEX. Four years later, the ATHEX officially opened as an exchange, following the election of its first board of directors. In 1988, the ATHEX created a new market, known as the Parallel Market, to help smaller and newly established companies issue shares to the public. Historically, these companies were unable to meet the stricter listing criteria of the Main Market. In 1999, a new market, the New Stock Market (NEHA) was created for the listing of the shares of small and medium innovative companies with potential for rapid growth.

      The Athens Exchange has operated continuously since 1880 and established a number of subsidiaries, including the Thessaloniki Stock Exchange Center, whose purpose is to facilitate the listing on the Main, Parallel and New Markets of companies operating in Northern Greece and trading, through the Athens Exchange trading system, by investors residing in Northern Greece and the operation of the fourth market of the Athens Exchange, the Greek Market of Emerging Capital Markets (EAGAK), created in 2000. Additionally, the Athens Exchange has established the Systems Development and Support House of the Capital Markets, known as the “ASYK,” and the Capital Market Training Center, the purposes of which are, respectively, the proposal of measures for modernizing and enhancing the capital market infrastructure in Greece and the provision of educational support to persons involved in capital market activities. In 1995, the Athens Exchange corporate status was transformed into a company limited by shares (société anonyme). Today, the majority of the shares in the Athens Exchange (ATHEX), the Athens Derivatives Exchange Clearing House, and Central Securities Depositary (CSD) and the majority of the shares in the aforementioned companies are controlled by a holding company trading as Hellenic Exchanges Société Anonyme (HELEX), which was formed on March 29, 2000. HELEX has a share capital of €358.9 million, divided into 71,088,173 ordinary registered shares with nominal value of €5.05 each which are listed and traded on the main market of the Athens Exchange and held by banks, institutional investors, listed companies and retail investors.

      For the year ended December 31, 2003, the average daily value traded on the ATHEX was € 141 million. From January 1, 2004 to March 31, 2004, the average daily value traded on the ATHEX was € 181 million. On March 31, 2004, 361 companies had shares listed on the Main, New and Parallel Markets of the ATHEX. In relation to the market capitalization of the ATHEX, on March 31, 2004:

•	232 companies had 256 shares listed on the Main Market of the ATHEX, 121 companies had 123 shares listed on the Parallel Market and eight companies had eight shares listed on the NEHA;

•	the total market capitalization was €87 billion;

•	the top 25 companies accounted for 70.5% of the total market capitalization; and

•	the Group’s market capitalization was €5.5 billion or 6.3% of the total market capitalization on the ATHEX.

      The Greek capital market and the Athens Exchange in particular are regulated under a series of laws enacted by the Greek Parliament, decisions and regulations issued by the Ministry of Economy and Finance, the board of directors of the Hellenic Capital Market Commission, and the board of directors of the Athens Exchange. Following authorization by law 3152/2003 the Athens Exchange issued on June 8, 2004 the Athens Exchange Regulation (the “Regulation”) which came into effect on June 16, 2004. The Regulation contains in a consolidated form provisions which were previously included in a large number of decisions that were issued by ATHEX itself and certain other competent bodies (such as but not limited to, the former Derivatives Exchange) either in their original form or amended. On May 31, 2001, the Athens Exchange was upgraded by the Morgan Stanley Composite Index from emerging to developed market status.

      Finally, the creation of stock and derivatives exchanges in addition to the ATHEX has been permitted in the Hellenic Republic pursuant to Law 3152/2003. The operating license of these exchanges is granted by the Hellenic Capital Markets Commission, provided these exchanges fulfill certain capital and other requirements set forth in that law and in a ministerial decision of the Minister of Economy and Finance yet to be issued.

Membership of the Athens Exchange

      Membership is required for brokerage firms in order to effect transactions on the ATHEX. As at March 31, 2004, there were 96 members of the ATHEX, the vast majority of which are brokerage firms limited by shares (société anonyme). Membership is subject to approval by the ATHEX board of directors and licensing by the Hellenic Capital Markets Commission. In addition, brokerage firms must appoint at least one official representative who is authorized to conduct ATHEX transactions. Such representative must fulfill certain qualifications required by law and pass an examination given by the Hellenic Capital Markets Commission. For companies established in Greece, the minimum capital requirement in order to obtain a license to operate a brokerage firm or an Investment Services Firm and qualify as an Athens Exchange member is €0.9 million.

      ATHEX members may engage in transactions through the Automated Exchange Trading System (“OASIS”), an electronic trading system, on behalf of their clients or on their own behalf. Brokerage firms and Investment Services Firms with a share capital in excess of €2.9 million are also permitted to provide underwriting and market making services. Pursuant to the EU Investment Services Directive 93/22/EC (“EU ISD”), implemented in Greece in April 1996 pursuant to Law 2396/1996, investment services may be provided in Greece by Investment Services Firms established in Greece with a minimum share capital of € 0.6 million, or €2.9 million if engaging in underwriting, that have received an appropriate operating license from the Hellenic Capital Markets Commission, as well as by European Union Investment Services Firms benefiting from a “European passport” in accordance with the EU ISD and Law 2396/1996. Investment services within the scope of the EU ISD include the receipt and transfer of orders from investors to effect stock exchange transactions, the execution of such orders (or engagement in stock exchange transactions on behalf of client investors) and the underwriting, in total or in part, of an issue of securities. In addition, the Hellenic Capital Markets Commission has recently introduced rules relating to the performance of portfolio management by Investment Services Firms. “Orders Companies” are companies that are only allowed to receive and transfer their clients’ orders to Investment Services Firms, and are prohibited from dealing in Athens Exchange transactions on behalf of their client or from acting as a custodian for their clients’ shares or cash. The receipt and transfer of shares by Orders Companies is governed by Law 2396/1996 and the Hellenic Capital Markets Commission’s decisions.

Stock Market Indices

      The ATHEX Composite Index is the most commonly followed index in Greece. It is a market capitalization-based index that tracks the share price movement of 60 leading Greek companies. The Bank constituted approximately 9.8% of the index, as at May 28, 2004.

      The table below sets out the movement of the ATHEX Composite Index. The highs and lows are for the periods indicated and the close is on the last trading day of the period.

Year	High	Low	Close

1993	958.7	667.7	958.7
1994	1,194.6	804.4	868.9
1995	992.6	787.7	914.1
1996	1,026.0	870.9	933.5
1997	1,794.1	933.5	1,479.6
1998	2,825.6	1,380.1	2,737.6
1999	6,355.0	2,798.2	5,535.1
2000	5,794.8	3,071.8	3,388.9
2001	3,456.0	1,997.8	2,591.6
2002	2,655.1	1,704.7	1,748.4
2003	2,326.6	1,462.2	2,263.6
2004 (through May 28, 2004)	2,559.6	2,259.3	2,423.7

Source: ATHEX Statistical Department

      Another composite index, called the FTSE/ASE-20, was introduced in September 1997. This index is made up of the 20 largest companies by market capitalisation listed on the ATHEX, including the Bank. The Bank constituted approximately 17.1% of the FTSE/ASE-20 Index, as at May 28, 2004. On December 9, 1999, another composite index was introduced, the FTSE/ASE Mid40, which is made up of 40 medium capitalization companies (i.e. the 40 largest companies by capitalization, ranking after those listed on the FTSE/ASE-20, according to Ground Rules for the Management of the FTSE/ASE 20, FTSE/ASE Mid 40 and FTSE/ASE SmallCap Indices). On June 1, 2001 the FTSE/ASE SmallCap 80 composite index was introduced, which is made up of 80 small capitalization companies (i.e. the 80 largest companies by capitalization ranking after those listed on the FTSE/ASE 20 and FTSE/ASE Mid 40 Indices). On January 2, 2003 the FTSE/ASE 140 composite index was introduced, a new benchmark comprising the constituents of the FTSE/ASE 20, 40 and Small Cap, tracking their cumulative performance exactly.

      Morgan Stanley Capital International, also known as “MSCI”, reviewed the composition of its Greek Index in view of Greece’s reclassification among developed markets. The new index is part of the matured indices’ group as of May 31, 2001. The reclassification of the MSCI Greece Index to the standard MSCI Developed Market Index Series resulted in a net market capitalization increase of 0.46% and 0.13% in the MSCI Europe Index and the MSCI Standard All Country World Free Index, respectively. The MSCI Greek Index is currently made up of 19 companies listed on the ATHEX, including the National Bank of Greece. The weighting of NBG to the MSCI Greece Index following the Annual Full Country Index Review as of May 2004, is currently 15.44% (closing of June 1, 2004).

Trading on the ATHEX

      Trading on the ATHEX takes place every week from Monday to Friday, except for public holidays. The daily trading session starts at 11:00 a.m. and ends at 4:00 p.m., Athens time. The ATHEX consists of five separate markets: the Main Market (where the vast majority of securities is traded), the Parallel Market (for smaller companies, which may not satisfy the stricter listing criteria of the Main Market), the New Market named NEHA (for small and medium, innovative companies with potential for rapid growth), EAGAK (for the trading of Greek depository receipts) and the “Fixed Income Securities Market” (for the trading of fixed income securities, such as government and corporate bonds).

      The Athens Exchange has recently introduced new rules regarding the trading of shares and other securities listed on the Main Market, the Parallel Market, NEHA and the Fixed Income Securities Market. In general, under these rules, the trading of shares on the Athens Exchange is conducted through the remote placing of orders into OASIS from the Athens Exchange member offices on the basis of four general trading methods, three special trading methods and three major trading models. Depending on the trading method and model, the period of time during which buy and sell orders can be placed into OASIS and subsequently executed varies between 10:30 a.m. and 4:30 p.m. (Athens time).

      On June 1, 2001, the Athens Exchange introduced a two-scaled price fluctuation limit. In principle, all securities’ prices are eligible to +/-12% fluctuations from the closing price of the preceding trading session. However, if the price of a security remains at the best bid offer (i.e., all incoming purchase orders at limit up or sale orders at limit down) for 15 minutes then the +/-12% limit is extended by a further 6%. Thus, on aggregate, the price of a security listed on ATHEX on a certain day is not permitted to fluctuate more than 18% from its closing price on the previous day. The 6% expansion applies only to securities of the continuous trading state. The price fluctuation of securities of the auction market is limited to the +/-12% range. Newly listed securities are allowed to fluctuate freely during the first three sessions of their listing.

      Block trades of shares with a value exceeding €0.6 million, or representing at least 5.0% of a listed company’s share capital, may be conducted through the Athens Exchange by following a special procedure under which the parties involved, the number of shares to be sold and the price range are pre-agreed. There is a limit to the number of parties involved in a block trade; in particular, up to three persons may participate as either buyers or sellers, with only one person on the other side of the trade. This limitation in the number of parties involved does not apply to block trades made in the context of new listings or offerings of existing shares. Block trades may take place at prices that follow certain rules based on the price deviation percentage from the latest traded price and if no such price exists, the closing price for the shares on the previous session:

•	At the current price of the share, when the value of the block trade ranges from €0.6 million to €1.1 million;

•	At 5.0% from the current price of the share, when the value of the block trade ranges from €1.1 million to €2.3 million; and

•	At 10.0% from the current price of the share, when the value of the block trade exceeds €2.3 million.

      Price limitations do not apply in the following circumstances:

•	When the shares traded represent more than 20.0% of the total number of shares of a particular category (i.e. preferred or common);

•	For simultaneous transfers of shares of more than one category between the same parties, provided the percentage of the total shares offered or requested equals or exceeds 30.0% of the share capital of the issuer, irrespective of the percentage per category of shares transferred;

•	For block trades exceeding €29,3 million of (i) the majority of the Hellenic Republic owned listed companies’ shares or (ii) shares of listed companies with total assets exceeding €1.5 billion;

•	For block trades relating to the sale of shares representing at least 10.0% of the total paid-up share capital of a listed company having total market capitalisation of at least €14.7 million, and conducted pursuant to specific offering procedures set forth through a decision of the board of directors of the Athens Exchange;

•	For transfers of share blocks in the context of an initial public offering or in the context of an initial public offering and a private placement as long as they are regulated by an ad hoc Athens Exchange board of directors’ decision; and

•	For transfer of share blocks by underwriters who acquired shares for stabilization purposes to shareholders that previously sold the shares for the same purposes in the context of an initial public offering or in the context of an initial public offering and a private placement.

      For the purposes of calculating the allowed price deviation for a block trade, all block trades effected simultaneously are aggregated in order to determine the block trade size, provided that the selling parties do not appear as buying parties in other block trades aggregated under this rule.

      All prices of completed block trades are communicated to the Athens Exchange members through OASIS and published in a separate section of the Official List of the Athens Exchange, although such prices are not shown as the last traded price. Trades are noted in the official register of the Athens Exchange, and all information on bids and offers is made available to Telerate and Reuters on a continuous basis.

      Shares may be traded in lots of 1, 5, 10 and 25 shares according to the trading lot size of each security. The Company’s ordinary shares are traded in lots of 10. Prices of all securities listed on the Athens Exchange are published in the Official List of the Athens Exchange.

      Over the counter transactions involving listed securities are limited. The most notable exception is that shares representing up to 0.5% of the total number of shares of the same class of a listed company may be traded outside the scope and the procedures of the Athens Exchange, provided that none of the sellers or purchasers are professionally engaged in securities trading and provided this trade is settled in cash.

      Pursuant to PD 51/1992, when, as a result of a transfer of shares listed on the Athens Exchange, a person owns or indirectly controls a percentage equal to or in excess of 5.0%, 10.0%, 20.0%, 1/3, 50.0% or 2/3 of the voting rights of the relevant company, or such ownership or control falls below these levels, the holder is required to notify the company and the Hellenic Capital Markets Commission of his holdings and percentage of voting rights in writing within one calendar day. When a person holds an interest of more than 10% of the voting rights of a company whose shares are listed on the Athens Exchange or is a member of the board of directors and that person’s interest increases or decreases by more than 3% (or 1.5% when the shares of the company have been listed on the Athens Exchange for less than 12 months) of the total voting rights in the company, then that person is similarly required to notify the company and the Hellenic Capital Markets Commission the next calendar day. Furthermore, members of the board of directors are similarly required to notify the company and the Hellenic Capital Markets Commission within the next calendar day if their total transactions in one calendar day exceed €293,470.29.

Settlement, Clearance and the Central Securities Depository

      Settlement of both registered and bearer shares listed on the ATHEX is effected through the Central Securities Depository. The Central Securities Depository is responsible for settling and clearing ATHEX transactions, and holding the shares deposited with it in book entry form. The Central Securities Depository is administered by a seven member board of directors. Its shareholders consist of the ATHEX and HELEX.

      Book entry of listed shares was introduced by virtue of Law 2396/1996, as amended. The dematerialisation of Greek shares commenced in March 1999, with the market becoming fully dematerialised in December 1999.

      To participate in the dematerialised system of securities (“SAT”) each investor is required to open a dematerialisation account, which is identified by a dematerialised account number (“SAT account”). Shareholders who wish to open a SAT account can appoint one or more Athens Exchange members or custodian banks as authorized operators (“Operators”) of their SAT accounts. Only Operators have access to information concerning a SAT account such as account balances.

      The clearance procedure through the Central Securities Depository consists of three principal stages:

•	First, the notification by the Athens Exchange to the Central Securities Depository of the transactions concluded within each trading day;

•	Second, the notification by the Operators of the SAT account of the seller and the buyer of the number of shares to be debited and credited to their respective SAT accounts. Following the notification of the SAT account of the seller the shares sold are blocked for transfer purposes.

      Furthermore, the system ensures that the shares sold are debited from the SAT account of the seller and credited to the SAT account of the buyer. Under Greek law, a person is prohibited from entering into sales of shares on the Athens Exchange if such person does not have full and unencumbered title to, and possession of, the shares being sold at the time the order is matched, except in the context of short sale transactions conducted strictly in accordance with the rules issued by the Hellenic Capital Market Commission; and

•	Third, settlement of the transaction is effected by delivery versus payment on a multilateral basis. Bilateral settlement is also possible in exceptional circumstances, in particular in block trades. The transfer of shares is effected by debiting the SAT account of the seller and crediting the SAT account of the buyer on the settlement date. The settlement and clearing of shares in book entry form is carried out by the Central Securities Depository on the third day after the trade day (T+3). In the case of block trades, the settlement may take place from T+0 to T+3.

      The Athens Exchange may invalidate a transaction if it considers it necessary for the protection of the investors, in particular in cases of fraud.

      Liabilities of investment services firms resulting from their trading activities on the Athens Exchange are guaranteed, up to the amount of €30.000, by the Athens Exchange Member Guarantee Fund, to which each Athens Exchange member contributes, and which is operated as a separate legal entity. In addition, another fund, the Supplementary Clearing Fund, provides — if the Athens Exchange so deems — immediate coverage against liabilities of Athens Exchange members that have forwarded trading orders which result from delayed clearing due to the fact that shares or cash have not been delivered. The manager and custodian of the Supplementary Clearing Fund is the Athens Exchange.

Settlement and Clearance through Euroclear and Clearstream Banking

      If any investor elects to hold its ordinary shares through Euroclear Bank S.A./N.V. as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream Banking”), its ordinary shares will be held in accordance with the applicable terms and conditions and operating procedures governing use of Euroclear or Clearstream Banking, as amended from time to time. Any investor who so holds ordinary shares shall have the right to receive the number of ordinary shares so held, upon compliance with the foregoing terms, conditions and operating procedures of Euroclear or Clearstream Banking, subject to the applicable provisions of Greek law.

      With respect to ordinary shares that are held through Euroclear or Clearstream Banking, such ordinary shares will be initially registered in the name of a nominee of Euroclear or Clearstream Banking, or in the name of its respective custodian located in the Hellenic Republic, as the case may be. Thereafter, investors may have direct access to ordinary shares so held, upon payment of the applicable fees and taxes described below, if any, compliance with the applicable provisions of Greek law regarding transfer of ownership of such ordinary shares (which may restrict the transfer of the ordinary shares to the investor at the price it paid for such ordinary shares) from Euroclear or Clearstream Banking or their nominee or respective custodian located in the Hellenic Republic, as the case may be, and obtaining the relevant recording in the book-entry registry kept by the Central Securities Depository.

      Under Greek law, only the record holder of the ordinary shares (according to the registry kept by the Central Securities Depository) is considered to be the owner of the ordinary shares and as a result entitled to sell, create a security interest over or otherwise deal with the ordinary shares, or receive dividends and other distributions and to exercise voting, pre-emptive and other rights in respect of such ordinary shares. Euroclear or Clearstream Banking or its respective nominee or custodian located in the Hellenic Republic will be sole record holders of the ordinary shares held through Euroclear or Clearstream Banking until such time as investors exercise their rights to cause them to transfer ownership of the ordinary shares in accordance with the applicable provisions of Greek law and obtain the recording of the investor’s ownership of the shares in the book-entry registry kept by the Central Securities Depository.

      Proceeds from the sale of ordinary shares, cash dividends or cash distributions, as well as stock dividends or other distributions of securities, received in respect of the ordinary shares that are registered with the Central Securities Depository in the name of Euroclear or Clearstream Banking or its respective nominee or custodian located in the Hellenic Republic will be credited by Euroclear or Clearstream Banking to the cash accounts maintained on behalf of the investors or their custodians at Euroclear or Clearstream Banking, as the case may be, after deduction for applicable withholding taxes, in accordance with the applicable terms, conditions and procedures of Euroclear or Clearstream Banking and the laws of the Hellenic Republic.

      Euroclear and Clearstream Banking will endeavour to inform investors of any significant events of which they have notice affecting the ordinary shares recorded in their name or their respective nominee or custodian located in the Hellenic Republic and requiring action to be taken by investors. Each of Euroclear and Clearstream Banking may, at its discretion, take such action as it deems appropriate in order to assist investors to direct the exercise of voting rights in respect of the ordinary shares. Such actions may include: (i) acceptance of instructions from investors to execute or to arrange for the execution of, proxies, powers of attorney or other similar certificates for delivery to us or our agent; or (ii) voting of such shares by Euroclear or Clearstream Banking or their respective nominee or custodian located in the Hellenic Republic in accordance with the instructions of investors, subject to compliance with the applicable provisions of Greek law.

      If we offer or cause to be offered to Euroclear or Clearstream Banking or its respective nominee or custodian located in the Hellenic Republic, as the record holders of the ordinary shares, any rights to subscribe for new ordinary shares or rights of any other nature with respect to the ordinary shares, each of Euroclear and Clearstream Banking will endeavour to inform investors of the terms of any such rights issue of which it has notice in accordance with the provisions of the regulations and procedures referred to above. Such rights will be exercised, insofar as practicable and permitted by applicable law, according to written instructions received from investors, such rights may be sold and, in such event the net proceeds will be credited to the cash account maintained on behalf of the investor or its custodian with Euroclear or Clearstream Banking, as the case may be. Beneficial holders of ordinary shares held through either Euroclear or Clearstream Banking will be subject to the settlement procedures of that clearing system and may experience delays in the trading and settlement as compared with holders of ordinary shares through an Athens Exchange member or authorised operator.

      Pursuant to currently applicable Greek regulations, Euroclear will be required to notify the Athens Exchange if the percentage of our ordinary shares held by its nominee is more than 5% of the outstanding share capital. Any trade that may result in Euroclear or its nominee holding in excess of this threshold may in certain cases be rejected. In such event, the acquiror would be required to hold the shares in question either through a SAT account with the Central Securities Depository or through Clearstream Banking or its custodian located in the Hellenic Republic.

Code of Conduct of Listed Companies

      The Hellenic Capital Markets Commission (HCMC) has introduced a framework of regulations (Decision No. 5/204/14.11.2000) concerning conduct of listed companies on the ATHEX and of persons related to them.

      The regulations state that every listed company is under the obligation to inform investors of every event, the disclosure of which is expected to affect the course of its shares, unless it has received approval by the ATHEX Board of Directors to be exempted from this procedure. In effect, pre-announcement of acquisition or assignment of percentage of basic shares is provided for, as well as the notification of trading by members of the Board of Directors thirty (30) days prior to the closing date of quarterly financial statements (i.e. when the financial statements of the companies have not yet been published). Every shareholder that owns a percentage of 5% of a newly listed company on the ATHEX is under the obligation to announce any intentions regarding the following six months and declare the related pursued volume of trading in the IPO prospectus. Moreover, shareholders holding a stake of at least 10% of the share capital of a listed company are obliged to pre-announce transactions that concern a percentage of at least 5% for a total period of three months.

      In any case, listed companies have the obligation to take all necessary measures and put in force all internal procedures required to keep confidential the contents of the announcements, until their publication, as well as to minimize the number of executives taking part in discussions and in general, secure that confidential information is not abused.

Foreign Investment

      There are currently no exchange controls in Greece that would restrict the payment of dividends or other capital distributions to a holder of Shares outside Greece, and there are currently no restrictions in Greece that would affect the right of a non Greek holder of Shares to dispose of his ordinary shares and receive the proceeds of such disposal outside Greece.

Greek Law 2533/1997: Formation of Additional Exchanges

      Greek Law 2533/1997 established two organized markets within the ATHEX:

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

      In 1998, Greek Law 2651/1998 significantly modified the listing requirements on the ATHEX, as well as the placement requirements (increasing the minimum requisite allocation to the public to 25% of total company shares, as far as the main market is concerned) and the underwriters’ liability. This law also introduced stabilization and book-building procedures. The Underwriting Regulation was introduced in December 1998, regulating the conduct, responsibility and liability of underwriters and third parties engaging in the underwriting process, including stabilization.

Greek Law 2733/1999: Formation of the “New Market”

      Pursuant to the provisions of Greek Law 2733/1999, a new stock market (the “New Market” or “NEHA”) has been formed on the ATHEX so that shares of medium capitalization dynamic or innovative companies, not listed on the Main Market or the Parallel Market of the Athens Stock Exchange, can be listed. Greek Law 2733/1999 has introduced the role of the market maker in the New Market. In accordance with this law, a company listed on the New Market is required to appoint at least one market maker. In accordance with Greek Law 2733/1999, decisions of the Hellenic Capital Market Commission with respect to market making activities provide for market makers’ functional operations, qualifications, licensing, supervision, special duties and contractual relationship with the company for which it makes market.

      A market maker’s role regarding a listed company’s shares can be assigned to any member of the ATHEX who satisfies capital and functional adequacy criteria specified in the Hellenic Capital Market Commission decision, and following ATHEX approval. Additionally, by special agreement with the listed company, the market maker must acquire a minimum amount of listed shares and must contractually agree to fulfill market making duties for at least three years. In any case, the listed company preserves the option to assign market making duties to more than one ATHEX members, while each ATHEX member can perform market making activities for various listed companies.

      The role of the market maker is to enhance liquidity of the shares of the relevant company listed on the New Market by quoting buy and sell orders simultaneously on the ATHEX with a maximum spread defined by the Hellenic Capital Markets Commission’s decisions. To increase transparency, the market maker’s activities are conducted by licensees using exclusive market making accounts, while proprietary trading for that stock is prohibited. The market maker must always ensure that sufficient cash and stock reserves are available to perform its duties. The market maker can avoid placing simultaneous orders only in exceptional cases, following specific ATHEX approval.

      First introduced as a mandatory listing requirement for shares listed on the New Market by Greek Law 2733/1999, market making provisions were subsequently designated as optional for shares listed on the ATHEX Main and Parallel Markets by Greek Law 2843/2000.

      Greek Law 2733/1999, inter alia, provides that credit institutions or investment services companies which, by virtue of Greek Law 2396/1996 have been granted a license to provide underwriting services, are appointed as underwriters by the issuer whose shares are to be listed on the New Market of the ATHEX.

The Athens Derivatives Exchange

      In 1997, Greek Law 2533/1997 created a derivatives exchange modeled after other European derivatives exchanges. According to this law, the Athens Derivatives Exchange, known as “ADEX,” operated separately from the ATHEX, was organized as a corporate entity with a share capital of €8.8 million. In 2002, by virtue of Law 2937/2001, ADEX S.A. merged with ASE S.A.

      Since its commencement in August 1999, the ADEX has greatly evolved, with new products, increased volume, and more market participants. The ADEX quotes two major indexes and their futures series, the blue chip FTSE 20 and the mid-cap FTSE 40. One basis point in the FTSE 20 is worth €5, while one basis point in the FTSE 40 is worth €25. The initial margin required is 13%. The total average daily volume on futures this year is approximately 11,000 contracts with a peak of 21,000. Nominally this accounts for approximately 60% of the daily cash volume generated by the FTSE 20 and FTSE 40 stocks or 35% of the daily cash volume generated by the general Athens Exchange Index of 56 ATHEX stocks. This volume is evenly divided between individual market participants and local market makers. Options on the FTSE 20 have been quoted since mid-September 2000 and interest in options has been growing as market participants gain familiarity with the product. The average daily trading volume in the first five months of 2003 was 6,000 contracts. Options on the FTSE 40 began in June 2001, but liquidity has remained low since that time. In June 2001, the ADEX established a stock borrowing and lending facility with Hellenic Telecommunications Organization S.A. contracts attracting most of the interest. In November 2001, the ADEX began offering future contracts in relation to equity securities, with Hellenic Telecommunications Organization S.A. and Alpha Bank being the most actively traded.

Stock Lending and Short Selling

      In connection with the development of the Greek capital markets, the ATHEX, in cooperation with, the Athens Derivatives Exchange Clearing House (or “ADECH”) and the CSD, are developing the ability for investors to engage in stock lending transactions, by short selling of shares listed on the ATHEX, with a simultaneous or previous borrowing of shares to be sold by the ADECH. The stock lending from the ADECH is made through an agreement of purchase of shares with a stock reverse repo through trading of the corresponding product. The new investment tool is expected to present multiple advantages as regards the liquidity and reliability of the market. More specifically, it is expected to help in the rationalization of prices of shares and the reduction of volatility, since investors who do not hold shares in a company will be able to trade in those shares. At the same time, this new product will contribute to the more rational connection of the price of the derivatives market with those of the ATHEX. Short selling through borrowing will also aid in effective portfolio management internationally. Finally, through the product of securities selling agreements to ADECH with a stock repo of the ADEX, investors with long-term portfolios will be in the position to lend their shares to ADECH, expecting further income (resulting from interest) from their investment.

      Greek regulatory authorities are currently developing regulations regarding the use of this investment tool. More specifically, on May 10, 2001 the Hellenic Capital Markets Commission (or “HCMC”) board of directors approved a decision regarding the necessary amendments in the regulation of the DSS operation concerning the clearing of short selling and securities borrowing products on the ADEX. Following this, the ATHEX board of directors recommended to the CMC board of directors the method of realization of short selling. The HCMC issued its Decision regarding the realization of short selling on May 17, 2001.

Margin Accounts

      The purchase of shares on credit (margin accounts) will be made available by members of the ATHEX to their clients/ investors, using their investments as collateral, pursuant to a written agreement between the ATHEX member and its client. The provision of credit is possible following the completion of the relevant regulatory framework, i.e., decisions of the Hellenic Capital Market Commission, in accordance with article 6 paragraph 1 of Greek Law 2843/2000, the amendments of the DSS Regulation, as well as the Act of the Governor of the Bank of Greece, in accordance with the article 6 paragraph 2 of the Greek Law 2843/2000.

      Under Greek Law 2843/2000, the initial margin is set to 50% (minimum) of the market value of the investor’s “collateral portfolio.” This percentage level can be changed by act of the Governor of the Bank of

Greece after a decision by the Board of Directors of the HCMC. It should be noticed that the ATHEX members have the flexibility to require higher initial and maintenance margins provided that the investor is given prior notice and an express provision is included in the relevant contract.

      Pursuant to Act No. 2474/31.5.2001, as amended by Act No. 2552/23.6.04, of the Governor of the Bank of Greece, the maintenance margin on brokerage margin accounts is set at 35% of the market value of the investors’ “collateral portfolio” whereas investors buying shares on margin can borrow funds up to a limit of €1,000,000. According to this Act, the same limit applies to credit institutions offering credit to individuals to finance stock purchases.

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

      On May 18, 2004, the Bank’s shareholders at their Annual General Meeting approved an increase in the Bank’s share capital by €344,328,417 through capitalization of reserves and the issuance of 76,517,426 new bonus shares to be distributed to the Bank’s shareholders in a proportion of three new shares for every ten shares held as of the record date, June 10, 2004. Following the issuance of the bonus shares, on June 18, 2004, the Bank’s share capital is €1,492,089,799.50, represented by 331,575,511 fully-paid shares, with nominal value €4.50 per share.

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

      (h)   There are no provisions in the Bank’s Articles that discriminate against any existing or prospective holder of the Bank’s shares as a result of such shareholder owning a substantial number of the Bank’s shares. However, subject to EU regulations, new and significant holdings (concentrations) must be reported to the Greek Competition Commission according to Greek Law 703/1977, in force.

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

      8.    There is no specific provision in the Bank’s Articles that governs the ownership threshold above which shareholder ownership must be disclosed. However, under Greek law, shareholders seeking to acquire participations in the Bank’s shares, above certain thresholds, may be required to notify the Bank, the central bank, the Hellenic Capital Markets Commission and the ATHEX of their holdings and percentage of voting rights.

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

D.  Exchange Controls

      All forms of capital movement in Greece have been deregulated. Foreign investors may purchase securities listed on the ATHEX as well as government bonds and treasury bills. Repatriation of capital and dividends and any other income on securities is fully deregulated.

Custody of Depositary Receipts

      Depositary receipts may be placed in the custody of a bank, a securities company or a brokerage company, operating legally in Greece, as custodian on behalf of a shareholder. Banks and securities companies must issue a receipt to each shareholder for any securities in their custody.

E.  Taxation

      The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of shares or ADRs by a U.S. Holder or non-U.S. Holder (as defined below). For the purposes of this summary, a “U.S. Holder” is (i) an individual citizen of or resident in the United States, (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, (iv) a trust, if (x) a court within the United States is able to exercise primary supervision over its administration and (y) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. If a partnership holds shares or ADRs, the consequences to a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares or ADRs should consult its tax advisor regarding the associated tax consequences. A “non-U.S. Holder” is any beneficial owner of shares or ADRs that is not a U.S. Holder. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase shares or ADRs. In particular, this summary deals only with U.S. Holders that will hold shares or ADRs as capital assets and does not address the tax treatment of special classes of U.S. Holders, such as financial institutions, tax-exempt entities, insurance companies, persons holding shares or ADRs as part of a “straddle” or as part of a “synthetic security” or a hedging or conversion transaction, U.S. expatriates, persons subject to the alternative minimum tax, dealers in securities, persons that own (or are deemed to own for U.S. federal income tax purposes) 10% or more of the voting stock of the Bank, holders who hold shares or ADRs in connection with a trade, profession or vocation carried on in Greece (whether through a branch, agency or otherwise) and holders whose “functional currency” is not the U.S. dollar. This summary is based upon current U.S. federal income tax law, including the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, and the Convention Between the United States of America and the Kingdom of Greece (now the Hellenic Republic) for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, with effect from December 30, 1953, and U.S. Internal Revenue Service practice as in effect on the date hereof which is subject to change (possibly with retroactive effect), and in part upon representations of the depositary, and assumes that each obligation provided for in or otherwise contemplated by the American Depositary Receipts and any related agreement will be performed in accordance with their respective terms.

      Prospective purchasers should consult their own tax advisors as to the consequences under U.S. federal, estate, gift, state, local and applicable foreign tax laws of the acquisition, ownership and disposition of shares and ADRs.

      Holders of ADRs will be treated for U.S. federal income tax purposes as owners of the shares underlying the ADRs. Accordingly, except as noted, the U.S. federal income tax consequences discussed below apply equally to holders of ADRs and shares.

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

      Under recently enacted U.S. legislation (the “new U.S. tax legislation”), certain dividends received by individual U.S. Holders before January 1, 2009, will be subject to a maximum income tax rate of 15%. This reduced income tax rate is only applicable to dividends paid by “qualified corporations” and only with respect to shares or ADRs held for a minimum holding period (generally, 61 days during the 121-day period beginning 60 days before the ex-dividend date). The Bank would expect to be considered a qualified corporation under the new U.S. tax legislation. Accordingly, dividends paid by the Bank to individual U.S. Holders on shares or ADRs held for the minimum holding period should be eligible for the reduced income tax rate. U.S. Holders are urged to consult their own advisors regarding the implications of the new U.S. tax legislation.

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

      Subject to the discussion under “— U.S. Information Reporting and Backup Withholding” below, a non-U.S. Holder of shares or ADRs generally will not be subject to U.S. federal income tax or withholding tax on dividends received on shares or ADRs unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

Sale or Exchange of Shares or ADRs

      Subject to the discussion below under “— Passive Foreign Investment Company Status,” gain or loss realized by a U.S. Holder on the sale or other disposition of shares or ADRs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in the shares and the amount realized on the disposition. Such gain or loss generally will be treated as long-term capital gain or loss if the shares have been held for more than one year. Capital gains of individuals derived from capital assets held for more than one year are eligible for reduced rates of taxation which may vary depending on the holding period for such assets. Any gain or loss realized will generally be treated as U.S. source, except that losses will be treated as foreign source to the extent the U.S. Holder received dividends that were includible in the financial services income basket during the 24 month period prior to the sale. As a result, a U.S. Holder generally may not use a foreign tax credit arising from Greek tax imposed on a disposition of shares to reduce its U.S. federal income tax liability in respect of gain. Such credit would only be usable to the extent that the U.S. Holder could appropriately apply the credit against its tax otherwise due on other income arising from foreign sources. Under Greek tax law, U.S. Holders who sell shares traded on the ATHEX will be subject to a 0.3% tax on the value of the shares sold. The Bank believes that this tax does not apply to sales of ADRs traded on the New York Stock Exchange.

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

U.S. Information Reporting and Backup Withholding

      Non-corporate U.S. Holders may be subject to the information reporting requirements of the Code, as well as to backup withholding at a rate of 28% (which rate may be subject to future adjustment) on the payment of dividends on, and the proceeds received from the disposition of, shares or ADRs. Backup withholding may apply if a U.S. Holder (i) fails to furnish its taxpayer identification number, referred to in this Annual Report as a “TIN,” which, for an individual, would be his or her social security number; (ii) fails to provide certification of exempt status; (iii) is notified by the IRS that he or she has failed properly to report payments of interest and dividends; (iv) under certain circumstances, fails to certify, under penalty of perjury, that he or she has furnished a correct TIN and has not been notified by the IRS that he or she is subject to backup withholding for failure to report interest and dividend payments; or (v) otherwise fails to comply with the applicable requirements of the backup withholding rules.

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

Passive Foreign Investment Company Status

      The foregoing discussion of dividends and capital gains assumes that the Bank is not a passive foreign investment company, referred to in this Annual Report as a “PFIC,” for U.S. federal income tax purposes. Based upon (i) certain Treasury Regulations and (ii) the regulatory status of the Bank under local laws, its banking activities performed in the ordinary course of business (including lending, accepting deposits and depositing money in other banks), the proportion of its income derived from activities that are “bona fide” banking activities for U.S. federal income tax purposes and its securities activities performed in the ordinary course of business (including selling debt instruments to customers in a dealer capacity), the Bank believes that it was not a PFIC for 2003 (the latest period for which the determination can be made) and, based further on its present regulatory status under local laws, the present nature of its activities, and the present composition of its assets and sources of income, the Bank does not expect to be a PFIC for the current year or for any future years. However, because PFIC status is a factual determination made annually and because there are uncertainties in the application of the relevant rules, there can be no assurances that the Bank will not be considered to be a PFIC for any particular year.

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

      U.S. Holders can avoid the interest charge by making a mark to market election with respect to the ADRs and shares, provided that the shares are “marketable” within the meaning of U.S. Treasury Regulations. The shares will not be considered “marketable” for purposes of this election unless the exchange or market on which the shares are regularly traded is a qualified exchange or other market. Under U.S. Treasury Regulations, a foreign stock exchange, such as the ATHEX, may constitute a qualified exchange if it meets certain trading, listing, financial disclosure and other requirements set forth in the regulations. The mark to market election will remain in effect unless the IRS consents to revocation, or until the shares cease to be marketable. A U.S. Holder that makes a mark to market election generally would, subject to certain limitations, be required to take into account the difference, if any, between the fair market value and the adjusted tax basis of its ADRs or shares, at the end of a taxable year, as ordinary income (or, subject to certain limitations, ordinary loss) in calculating its income for such year. In the case of a mark to market election, gains from an actual sale or other disposition of the ADRs or shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the ADRs or shares will be treated as ordinary loss to the extent of any net mark to market gains for prior years.

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

J.   Relationship with the Hellenic Republic

Shareholding

      The Hellenic Republic, through DEKA, owns approximately 7.5% of the issued share capital of the Bank; certain pension funds (most of whose boards of directors are appointed by the Hellenic Republic) own approximately 17% of the issued shares.

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

Republic as Customer

      The Hellenic Republic, including state-related entities, is the largest customer of the Bank in terms of loans and deposits. At December 31, 2003, approximately 7.5% of the Bank’s outstanding gross loans were to the Hellenic Republic and state-related entities, and approximately 4.0% of the Bank’s deposits were from the Hellenic Republic and state-related entities. The commercial relationship between the Bank, the Hellenic Republic and other state-owned enterprises is conducted on a normal “arm’s length” basis. The Group’s senior management believes that the commercially-oriented strategy currently being implemented will continue for the foreseeable future.

ITEM 11     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

      We are subject to various types of interest rate risk, which arise in the activities outlined below. Management characterizes these types as fixed interest rate risk, repricing (or gap) risk, and credit spread risk.

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

Interest rate exposure management

      The principal source of interest rate risk exposure arises from Greek government bonds trading activity. We enter into futures contracts on medium-and long-term German government bonds in order to hedge our fixed interest rate exposure arising from our position in fixed-rate Greek government bonds. As a result of this hedging activity, our fixed rate exposure is converted into a credit spread exposure over the yield of medium-and long-term German government bonds. As a secondary means of hedging our trading portfolio of Greek government bonds, we also use the swap market to convert part of the fixed rate exposure to a floating rate exposure in order to reduce earnings volatility in periods of volatile interest rates. The derivatives business is subject primarily to credit risk, counterparty and Greek sovereign risk as it carries Greek government bonds as hedges to the swap portfolio. The money market business is geared towards lending the excess liquidity of the Bank for short maturities to the interbank market.

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

Liquidity risk

      The Bank operates a network of 599 branches and sub-branches, and its domestic customer deposit base accounts for 25.3% of the Greek deposit and repo market (as at December 31, 2003). This provides us with sufficient euro and foreign currency liquidity to fund our operations and treasury positions. Strategically, we maintain a high proportion of liquid assets to enable us to service customer loans expeditiously as well as to take advantage of market opportunities.

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

Sensitivity analysis

      We made certain assumptions in calculating fair values for presentation in the U.S. GAAP Financial Statements. These assumptions are stated in Note 35 to the U.S. GAAP Financial Statements and include the notion that assets and liabilities that reprice or mature within a relatively short period of time have a fair value that approximates their carrying amount. However, for the purposes of the sensitivity analysis below, we included assets and liabilities that mature or reprice within a relatively short period of time and calculated the effect on the fair value of all positions. The effect that financial instruments, which reprice frequently or have short periods to maturity, had on the revised fair values was immaterial.

Interest rate sensitivity analysis

      We have performed a sensitivity analysis that estimated the impact that a change in interest rates would have on the fair value of financial instruments held as at December 31, 2003. The analysis below was performed based on the following assumptions:

Balance sheet items (except Derivative financial instruments)

•	All balance sheet items have been revalued assuming both a 0.5% and a 1% for 2002 and a 0.5% and a 1% for 2003 (i.e., 50 and 100 basis points) increase in interest rates and both a 0.5% and a 1% for 2002 and a 0.5% and a 1% for 2003 (i.e., 50 and 100 basis points) decrease in interest rates across the maturity ladder (i.e. “parallel shift of the yield curve”). For 2002 and 2003, in the negative shifts (i.e. -100, -50 basis points), the JPY and CHF rates were not changed because the biggest part of each corresponding curve was less than 100 basis points.

•	The interest rate basis used for short-term instruments maturing or repricing within one year varied depending upon the currency in which the instrument is denominated. For example, for instruments denominated in euro, EURIBOR was used; for instruments denominated in currencies that are not fixed to the euro, the London Interbank Offered Rate, commonly referred to as “LIBOR” was used.

•	The bond yield curves were used as the basis for valuing instruments with maturities or repricing intervals of over one year. The yield curves were adjusted uniformly to the changes in interest rates. Future loan cashflows were discounted using the interest rates implied by the bond yield curves, increased by 1.5% (150 basis points) which represents a uniform credit spread that management believes to be representative of the average spread applicable to the relevant loan accounts.

•	All other variables, such as foreign currency exchange rates, were held constant.

Derivative financial instruments

•	All derivative financial instruments have been revalued assuming both a 0.5% and a 1% for 2002 and a 0.5% and a 1% for 2003 (i.e., 50 and 100 basis points) increase and both a 0.5% and a 1% for 2002 and a 0.5% and a 1% for 2003 (i.e. 50 and 100 basis points) decrease in interest rates across the maturity ladder, (i.e., “parallel shift of the yield curve.”). For 2002 and 2003, in the negative shifts (i.e., -100, -50 basis points), the JPY and CHF rates were not changed because the biggest part of each corresponding curve was less than 100 basis points.

•	The interest rate basis used for short-term instruments maturing or repricing within one year varied depending upon the currency in which the instrument is denominated. For example, for derivative instruments denominated in euro, EURIBOR was used; for derivative instruments denominated in currencies that are not fixed to the euro, LIBOR was used.

•	The swap yield curves were used as the basis for valuing derivative instruments with over one year to maturity or repricing. The yield curves were adjusted parallel to the changes in interest rates.

•	All other variables, such as foreign currency exchange rates, were held constant.

	December 31, 2003
			Market Value Change		Market Value Change
	Carrying
	Amount	Fair value	+100bps	-100bps	+50bps	-50bps

	(EUR in thousands)
Assets
Deposits with central bank	530,424	530,424	(176)	176	(88)	88
Federal funds sold and securities purchased under agreements to resell	3,458,270	3,458,270	(11,400)	11,400	(5,670)	5,670
Interest bearing deposits with banks	5,068,936	5,068,202	(4,058)	4,055	(2,028)	2,028
Money market investments	92,955	92,955	(245)	245	(123)	123
Debt and equity trading assets	13,788,871	13,788,871	(440,758)	461,140	(223,748)	226,967
Derivative assets	157,766	157,766	19,266	(18,675)	9,806	(9,321)
Available-for-sale securities at fair value	5,514,615	5,514,615	(57,730)	48,738	(29,295)	24,072
Loans	21,885,547	23,206,807	(130,065)	128,697	(65,033)	64,349

Total interest rate sensitive assets	50,497,384	51,817,910	(625,166)	635,776	(316,179)	313,976

Liabilities
Deposits	42,042,945	42,044,255	62,374	(61,280)	31,048	(30,774)
Central bank borrowings	6,804	6,804	3	(3)	2	(2)
Federal funds purchased and securities sold under agreements to repurchase	6,078,897	6,078,897	21,205	(20,810)	10,552	(10,453)
Other borrowed funds	190,785	190,785	1,781	(1,766)	889	(885)
Derivative liabilities	286,854	286,854	353,980	(370,498)	180,047	(185,202)
Long term debt	1,171,467	1,199,621	2,589	(2,589)	1,294	(1,294)

Total interest rate sensitive liabilities	49,777,752	49,807,216	441,932	(456,946)	223,832	(228,610)

Total interest rate balance sheet sensitivity			(183,234)	178,830	(92,347)	85,366

	December 31, 2003		Market Value Change		Market Value Change

	Notional
	Value	Fair value	+100bps	-100bps	+50bps	-50bps

	(EUR in thousands)
Derivatives
Interest rate swaps	8,844,366	(96,851)	80,382	(98,153)	41,040	(51,191)
Cross currency interest rate swaps	530,816	(25,363)	17,642	797	9,067	395
Foreign exchange swaps	2,585,402	7,921	(5)	(31)	(3)	(16)
Financial futures	5,803,721	(17,328)	276,063	(294,738)	140,273	(144,939)
Outright foreign exchange forwards	548,977	856	11	730	6	362
Options	1,140,957	1,805	(848)	2,222	(532)	867
Forward rate agreements	320,380	(128)	1	(1)	—	—

Total interest rate derivatives sensitivity			373,246	(389,174)	189,851	(194,522)

	December 31, 2002		Market Value Change		Market Value Change

	Carrying
	Amount	Fair value	+100bps	-100bps	+50bps	-50bps

	(EUR in thousands)
Assets
Deposits with central bank	203,036	203,036	(48)	48	(24)	24
Federal funds sold and securities purchased under agreements to resell	4,744,943	4,744,943	(8,535)	8,535	(4,267)	4,267
Interest bearing deposits with banks	5,486,932	5,486,932	(5,037)	5,035	(2,518)	2,518
Money market investments	125,448	125,448	(371)	371	(185)	185
Debt and equity trading assets	15,278,098	15,278,098	(540,967)	572,894	(275,065)	281,454
Derivative assets	75,625	75,625	(12,284)	12,749	(6,249)	6,448
Available-for-sale securities at fair value	3,843,962	3,843,962	(34,800)	25,617	(17,789)	12,540
Loans	19,620,180	20,808,883	(133,104)	129,781	(66,128)	65,298
Other assets	2,926,242	2,926,242	(721)	721	(360)	360

Total interest rate sensitive assets	52,304,466	53,493,169	(735,867)	755,751	(372,585)	373,094

Liabilities
Deposits	40,288,833	40,959,914	47,786	(47,195)	23,817	(23,670)
Central bank borrowings	6,804	6,804	4	(4)	2	(2)
Federal funds purchased and securities sold under agreements to repurchase	8,278,892	8,278,892	24,316	(24,082)	12,129	(12,070)
Other borrowed funds	236,458	236,458	1,752	(1,740)	875	(872)
Derivative liabilities	471,938	471,938	468,253	(484,343)	238,364	(237,934)
Long term debt	813,947	812,620	4,061	(3,973)	2,019	(1,997)

Total interest rate sensitive liabilities	50,096,872	50,766,626	546,172	(561,337)	277,206	(276,545)

Total interest rate balance sheet sensitivity			(189,695)	194,414	(95,379)	96,549

	December 31, 2002		Market Value Change		Market Value Change

	Notional
	Value	Fair value	+100bps	-100bps	+50bps	-50bps

	(EUR in thousands)
Derivatives
Interest rate swaps	5,684,673	(204,200)	110,049	(117,821)	55,979	(57,959)
Cross currency interest rate swaps	649,136	(52,214)	16,098	914	8,255	633
Foreign exchange swaps	4,213,859	(10,241)	52	(196)	26	(105)
Financial futures	6,562,173	(133,151)	330,113	(354,309)	167,952	(173,998)
Outright foreign exchange forwards	861,801	(392)	(1)	49	—	—
Options	240,616	3,906	(342)	(231)	(97)	(57)

Total interest rate derivatives sensitivity			455,969	(471,594)	232,115	(231,486)

      The market value change of our debt and equity trading assets in a 100 bps parallel shift of the yield curve has decreased from €541.0 million (upward shift) and €572.9 million (downward shift) in 2002 to €440.8 million (upward shift) and €461.1 million (downward shift) in 2003 reflecting decreased volumes of trading assets as well as lower levels of interest rate risk. As regards the latter, the market value change as a percentage of fair value has decreased from 3.54% to 3.20% (upward 100 bps shift) and from 3.75% to 3.34% (downward 100 bps shift), in 2002 and 2003 respectively.

      The market value change of our available-for-sale securities in a 100 bps parallel shift of the yield curve has increased from €34.8 million (upward shift) and €25.6 million (downward shift) in 2002 to €57.7 million (upward shift) and €48.7 million (downward shift) in 2003, respectively. This was due to an increase in the volume of our available-for-sale securities, mainly debt securities issued by European sovereigns.

      The market value change of our loan portfolio in a 100 bps parallel shift of the yield curve has decreased from €133.1 million (upward shift) and €129.8 million (downward shift) in 2002 to €130.1 million (upward shift) and €128.7 million (downward shift) in 2003, reflecting the increase of our loan portfolio as well as the increase of fixed rate loans (mainly mortgage loans) as a percentage of total loans.

      On the liabilities side, the market value change of our deposits in a 100 bps parallel shift of the yield curve increased from €47.8 million (upward shift) and €47.2 million (downward shift) in 2002 to €62.4 million (upward shift) and €61.3 million (downward shift) in 2003, reflecting mainly the increase in the volume of our deposits.

      The market value change of our derivatives portfolio in a 100 bps parallel shift of the yield curve has decreased from €456.0 million (upward shift) and €471.6 million (downward shift) in 2002 to €373.2 million (upward shift) and €389.2 million (downward shift) in 2003. This is primarily attributable to a decline in the volume of financial futures.

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

      The foreign currency exchange sensitivity analysis below was performed based on the following assumptions:

Balance sheet items

•	For the fiscal year ended December 31, 2002 and 2003 all balance sheet items have been revalued assuming a 10% increase and a 10% decrease in the value of all currencies other than the euro and those currencies that are denominations of the euro against the euro.

•	All other variables, such as interest rates, were held constant.

	December 31, 2003		Market Value Change

	Carrying
	amount	Fair value	+10%	-10%

	(EUR in thousands)
Assets
Cash and due from banks	789,920	789,920	33,987	(27,808)
Deposits with central bank	530,424	530,424	12,025	(9,838)
Federal funds sold and securities purchased under agreements to resell	3,458,270	3,458,270	153	(125)
Interest bearing deposits with banks	5,068,936	5,068,202	235,910	(193,017)

	December 31, 2003		Market Value Change

	Carrying
	amount	Fair value	+10%	-10%

	(EUR in thousands)
Money market investments	92,955	92,955	5,685	(4,651)
Debt and equity trading assets	13,788,871	13,788,871	100,210	(81,990)
Derivative assets	157,766	157,766	(27,938)	24,976
Available-for-sale, at fair value	5,514,615	5,514,615	188,899	(154,554)
Net loans	21,885,547	23,206,807	508,530	(416,070)
Customers’ liability on acceptances	295	295	30	(25)

Total foreign exchange sensitive assets	51,287,599	52,608,125	1,057,491	(863,102)

Liabilities
Deposits	42,042,945	42,044,255	(1,035,226)	847,003
Central bank borrowings	6,804	6,804
Federal funds purchased and securities sold under agreements to repurchase	6,078,897	6,078,897	(75,900)	62,100
Other borrowed funds	190,785	190,785	(19,271)	15,767
Derivative liabilities	286,854	286,854	55,769	(46,217)
Acceptances outstanding	295	295	(30)	25
Long-term debt	1,171,467	1,199,621	(1,341)	1,097

Total foreign exchange sensitive liabilities	49,778,047	49,807,511	(1,075,999)	879,775

Total foreign exchange balance sheet sensitivity	1,509,552	2,800,614	(18,508)	16,673

	December 31, 2003		Market Value Change

	Notional
	Value	Fair value	+10%	-10%

	(EUR in thousands)
Derivatives
Interest rate swaps	8,844,366	(96,851)	(4,702)	4,273
Cross currency interest rate swaps	530,816	(25,363)	(27,983)	25,439
Foreign exchange swaps	2,585,402	7,921	57,563	(52,330)
Financial futures	5,803,721	(17,328)	4,878	(4,435)
Outright foreign exchange forwards	548,977	856	(2,128)	1,935
Options	1,140,957	1,805	210	3,870
Forward rate agreements	320,380	(128)	(7)	6

Total foreign exchange derivatives sensitivity			27,831	(21,242)

	December 31, 2002		Market Value Change

	Carrying
	amount	Fair value	+10%	-10%

	(EUR in thousands)
Assets
Cash and due from banks	764,512	764,512	28,889	(23,636)
Deposits with central bank	203,036	203,036	7,676	(6,280)
Federal funds sold and securities purchased under agreements to resell	4,744,943	4,744,943	1,576	(1,289)
Interest bearing deposits with banks	5,486,932	5,486,932	291,391	(238,411)
Money market investments	125,448	125,448	10,135	(8,292)
Debt and equity trading assets	15,278,098	15,278,098	212,679	(174,010)
Derivative assets	75,625	75,625	(18,899)	18,899
Available-for-sale, at fair value	3,843,962	3,843,962	216,514	(177,148)
Net loans	19,620,180	20,808,883	489,570	(400,557)
Customers’ liability on acceptances	1,572	1,572	173	(142)

Total foreign exchange sensitive assets	50,144,308	51,333,011	1,239,704	(1,010,866)

Liabilities
Deposits	40,288,833	40,959,914	(1,120,803)	917,020
Central bank borrowings	6,804	6,804	—	—
Federal funds purchased and securities sold under agreements to repurchase	8,278,892	8,278,892	(85,711)	70,127
Other borrowed funds	236,458	236,458	(23,056)	18,864
Derivative liabilities	471,938	471,938	(32,018)	32,018
Acceptances outstanding	1,572	1,572	(173)	142
Long-term debt	813,947	812,620	(806)	659

Total foreign exchange sensitive liabilities	50,098,444	50,768,198	(1,262,567)	1,038,830

Total foreign exchange balance sheet sensitivity	45,864	564,813	(22,863)	27,964

	December 31, 2002		Market Value Change

	Notional
	Value	Fair value	+10%	-10%

	(EUR in thousands)
Derivatives
Interest rate swaps	5,684,673	(204,200)	(11,238)	11,238
Cross currency interest rate swaps	649,136	(52,214)	(28,357)	28,357
Foreign exchange swaps	4,213,859	(10,241)	(6,594)	6,594
Financial futures	6,562,173	(133,151)	(2,001)	2,001
Outright foreign exchange forwards	861,801	(392)	(2,679)	2,679
Options	240,616	3,906	(48)	48
Forward rate agreements	195,356	(21)	—	—

Total foreign exchange derivatives sensitivity			(50,917)	50,917

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

On May 18, 2004, the Bank’s shareholders at the Annual General Meeting approved the increase in the Bank’s share capital by €344,328,417 through capitalization of reserves and the issuance of 76,517,426 new bonus shares to be distributed to the Bank’s shareholders in a proportion of three new share for every ten shares held as of the record date, June 10, 2004. Following the issuance of the bonus shares, on June 18, 2004, the Bank’s share capital is €1,492,089,799.50, represented by 331,575,511 fully-paid shares, with nominal value €4.50 per share.

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

      We received proceeds from the offering amounting to approximately US$36,809,125, net of underwriting discounts and commissions. We have used those proceeds in the following manner: (1) to fund expansion abroad, particularly in the Balkans, (2) to continue to upgrade our existing information technology systems and (3) to purchase certain buildings and equipment.

ITEM 15     CONTROLS AND PROCEDURES

      As of December 31, 2003, we performed an evaluation, under the supervision and with the participation of our management, including our Governor and Chairman, Deputy Governor and Chief Financial Officer and Chief Operations Officer of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, the Governor and Chairman, Deputy Governor and the Chief Financial Officer and Chief Operations Officer have concluded that our disclosure controls and procedures are effective in ensuring that material financial and non-financial information required to be disclosed in this annual report is recorded, processed, summarized and reported in a timely manner. Since the date of the evaluation, there have been no significant changes in our internal controls or in other factors that could significantly affect the controls. Therefore, no corrective actions were taken.

Changes in Internal Control over Financial Reporting

      During the year ended December 31, 2003, there have been no changes in our internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

ITEM 16A     AUDIT COMMITTEE FINANCIAL EXPERT

      On May 18, 2004, the Bank’s Board of Directors appointed Mr. Stephanos Pantzopoulos, a non-executive member of the Board, as the Audit Committee Financial Expert. The Bank’s Board determined that Mr. Pantzopoulos qualifies as the Audit Committee Financial Expert. Mr. Pantzopoulos holds a degree in economics, was in public accounting service in Greece and abroad for more than 35 years and has served as Chairman and Managing Partner of the Greek practice of Arthur Andersen from 1977 to 1998. During that period of time, Mr. Pantzopoulos was actively involved in the supervision of the audit (in accordance with the U.S. GAAP) of the accounts of a large number of subsidiary companies, affiliated companies and branches in Greece of U.S.-based companies. In addition, Mr. Pantzopoulos has served as member of the Supervisory Board of the Greek Certified Public Accountants’ Association from 1992 to 2000 and he is currently the Deputy-Chairman of the Association’s Committee for International Relations, representing Greece in the European Union’s Committee on Auditing Affairs. Mr. Pantzopoulos has also served as member of the Board of Directors of the Hellenic-American Chamber of Commerce for a number of years.

ITEM 16B     CODE OF ETHICS

      The Bank’s Board of Directors approved a Code of Ethics for Senior and Financial Professionals on February 12, 2004, which covers all Group companies. The Code covers the activities of the Executive Members of the Board of each Group entity, the CEO and CFO of each Group company as well as all persons responsible for the preparation of financial statements and those dealing with investor relations. The Code, among other matters, includes provisions for compliance with applicable rules and regulations, demonstrating personal integrity, engaging in honest and ethical conduct, and ensuring that public communications by the Bank are complete, accurate, timely and understandable. A copy of the Code of Ethics for Financial Professionals is included as Exhibit 11 to this Annual Report and has been posted on the Bank’s web-site at the following address: www.nbg.gr.

ITEM 16C     PRINCIPAL ACCOUNTANT FEES AND SERVICES

      Deloitte & Touche Hadjipavlou Sofianos & Cambanis S.A. has served as our independent public accountants for each of the past three years ended December 31, 2003. The following table presents the aggregate fees for professional audit services and other services rendered by the Group’s principal accounting firm Deloitte &

Touche Hadjipavlou Sofianos & Cambanis S.A., the other member firms of Deloitte & Touche Tohmatsu, and their respective affiliates (collectively, “Deloitte”) in 2003 and 2002.

	Year ended December 31,

Fees by category	2002	2003

	(amounts in EUR thousands)
Audit fees	2,313.4	2,171.2
Audit-related fees	86.0	18.5
Tax fees	126.1	92.2
All other fees	98.3	3.3

Total	2,623.8	2,285.2

Audit Fees

      Fees billed for audit services for the year ended December 31, 2002 consisted primarily of the audit of the Group’s consolidated U.S. GAAP financial statements, the audit of statutory and subsidiary financial statements, SAS 70 reports, comfort letters, and SEC consents.

      Fees billed for audit services for the year ended December 31, 2003 consisted primarily of the audit of the Group’s consolidated U.S. GAAP financial statements, the audit of statutory and subsidiary financial statements, comfort letters, and SEC consents.

Audit-Related Fees

      Fees billed for audit-related services for the year ended December 31, 2002 consisted primarily of employee benefit plan audits, other audit and attest services, and system and application control reviews.

      Fees billed for audit-related services for the year ended December 31, 2003 consisted primarily of employee benefit plan audits, other audit and attest services, and financial accounting and reporting consultations.

Tax Fees

      Fees billed for tax services for the years ended December 31, 2002 and 2003 consisted primarily of tax compliance, advisory, and planning services and preparation of tax returns.

All other Fees

      Fees billed for other services for the year ended December 31, 2002 consisted primarily of procedures performed in connection with regulatory reports, ACL training services, and due diligence services.

      Fees billed for other services for the year ended December 31, 2003 consisted primarily of a presentation on corporate governance.

      The Audit Committee has implemented a policy to approve, on a case-by-case basis, as of May 6, 2003, all audit-related services, tax services, and other services in accordance with the rules and regulations concerning auditor independence promulgated by the SEC to implement the Sarbanes-Oxley Act of 2002. The Audit Committee does not provide general pre-approval of certain types of services and continues to approve specific services individually. For 2003, the Audit Committee has approved the audit of the Group’s consolidated U.S. GAAP financial statements. Engagement letters with the auditors regarding remaining “Audit fees”, “Audit related fees”, “Tax fees” and “All other fees” for 2003 were signed prior to May 6, 2003, and therefore were not approved by the Audit Committee.

PART III

ITEM 17     FINANCIAL STATEMENTS

      Please see Item 18.

ITEM 18     FINANCIAL STATEMENTS

National Bank of Greece S.A. and Subsidiaries

Consolidated Financial Statements as of December 31, 2002 and 2003

and for the Years Ended December 31, 2001, 2002 and 2003 and
Report of Independent Registered Certified Public Accountants

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTANTS	160
CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets as of December 31, 2002 and 2003	161
Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2001, 2002 and 2003	166
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2001, 2002 and 2003	164
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003	165
Notes to Consolidated Financial Statements	166

Report of Independent Registered Certified Public Accountants

To the Shareholders of the

National Bank of Greece S.A. and subsidiaries
Athens, Greece

      We have audited the accompanying consolidated balance sheets of National Bank of Greece S.A. and subsidiaries (the “Group”) as of December 31, 2002 and 2003 and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Bank of Greece S.A. and subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

      Our audits also comprehended the translation of the EUR amounts into U.S. dollar amounts and, in our opinion; such translation has been made in conformity with the basis stated in Note 2. Such US dollar amounts are presented solely for the convenience of the readers in the United States.

Deloitte & Touche Hadjipavlou Sofianos & Cambanis S.A.

Athens, Greece

June 22, 2004

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		As of December 31,

	Note	2002	2003	2003

				(USD in
		(EUR in	(EUR in	thousands)
		thousands)	thousands)	(Note 2)
ASSETS
Cash and due from banks	5	764,512	789,920	948,625
Deposits with central bank	6	203,036	530,424	636,993
Federal funds sold and securities purchased under agreements to resell	7	4,744,943	3,458,270	4,153,080
Interest bearing deposits with banks	8	5,486,932	5,068,936	6,087,350
Money market investments	9	125,448	92,955	111,631
Trading assets (includes EUR 2,605,456 thousand and EUR 5,232,722 thousand in 2002 and 2003 respectively, pledged as collateral)	10	15,278,098	13,788,871	16,559,230
Derivative assets	11	75,625	157,766	189,463
Securities:
Available-for-sale, at fair value	12	3,843,962	5,514,615	6,622,571
Equity method investments	13	269,140	200,690	241,011
Loans	14	20,631,325	22,933,040	27,540,579
Less: Allowance for loan losses		(1,011,145)	(1,047,493)	(1,257,948)

Net loans		19,620,180	21,885,547	26,282,631

Goodwill	15	412,133	289,077	347,156
Software and other intangibles	15	63,159	65,937	79,185
Premises and equipment, net	16	626,063	668,076	802,301
Customers’ liability on acceptances		1,572	295	354
Accrued interest receivable		805,172	649,812	780,368
Other assets	17	2,926,242	2,166,708	2,602,027

TOTAL ASSETS		55,246,217	55,327,899	66,443,976

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest bearing deposits	19	36,727,347	38,380,189	46,091,256
Non-interest bearing deposits	19	3,561,486	3,662,756	4,398,650

Total deposits		40,288,833	42,042,945	50,489,906
Central bank borrowings	20	6,804	6,804	8,171
Federal funds purchased and securities sold under agreements to repurchase	21	8,278,892	6,078,897	7,300,225
Derivative liabilities	11	471,938	286,854	344,487
Other borrowed funds	22	236,458	190,785	229,116
Acceptances outstanding		1,572	295	354
Accounts payable, accrued expenses and other liabilities	23	2,529,798	2,673,558	3,210,709
Insurance reserves	24	1,152,375	1,240,426	1,489,643
Long-term debt	25	813,947	1,171,467	1,406,830

Total liabilities		53,780,617	53,692,031	64,479,441

Minority interests		228,437	245,413	294,719
SHAREHOLDERS’ EQUITY:
Common stock, par value EUR 4.5 in 2002 and EUR 4.5 in 2003 (shares authorised, issued and outstanding:
231,870,986 and 255,058,085 at 2002 and 2003 respectively)		1,043,419	1,147,761	1,378,361
Additional paid-in capital	32	408,058	379,450	455,686
Accumulated surplus		296,129	214,942	258,127
Accumulated other comprehensive (loss)	38	(89,408)	(2,908)	(3,492)
Treasury stock, at cost (11,411,727 and 10,693,858 shares at 2002 and 2003 respectively)		(421,035)	(348,790)	(418,866)

Total shareholders’ equity		1,237,163	1,390,455	1,669,816

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		55,246,217	55,327,899	66,443,976

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

		Year ended December 31,

	Note	2001	2002	2003	2003

		(EUR in	(EUR in	(EUR in	(USD in
		thousands)	thousands)	thousands)	thousands)
					(Note 2)
Interest Income:
Loans		1,220,270	1,154,660	1,190,337	1,429,491
Securities available-for-sale		171,203	167,315	143,893	172,803
Trading assets		689,027	756,576	542,099	651,014
Federal funds sold and securities purchased under agreements to resell		27,843	70,668	122,901	147,593
Interest-bearing deposits with banks		475,857	240,158	111,048	133,359
Other		37,110	27,321	20,055	24,084

Total interest income		2,621,310	2,416,698	2,130,333	2,558,344
Interest Expense:
Deposits		1,209,218	923,640	592,891	712,010
Federal funds purchased and securities sold under agreements to repurchase	21	149,561	211,724	186,152	223,552
Other borrowed funds	22	9,148	5,654	5,031	6,042
Long-term debt	25	14,934	22,481	33,752	40,533
Other		10,252	11,524	5,728	6,879

Total interest expense:		1,393,113	1,175,023	823,554	989,016

Net interest income before provision for loan losses		1,228,197	1,241,675	1,306,779	1,569,328
Provision for loan losses	14	(170,786)	(143,391)	(140,543)	(168,780)

Net interest income after provision for loan losses		1,057,411	1,098,284	1,166,236	1,400,548
Non-Interest Income:
Credit card fees		46,756	57,400	64,572	77,545
Service charges on deposit accounts		24,423	36,198	48,789	58,591
Other fees and commissions		305,884	286,627	337,406	405,195
Net trading profit/(loss)		(138,348)	(227,443)	111,872	134,349
Net realized gains/(losses) on sales of available-for-sale securities	12	12,353	7,085	(96,057)	(115,356)
Equity in earnings or (losses) of investees	13	(1,086)	5,787	21,748	26,117
Other	27	806,992	799,618	815,140	978,912

Total non-interest income		1,056,974	965,272	1,303,470	1,565,353
Non-interest Expense:
Salaries		555,024	563,152	558,153	670,293
Employee benefits		265,890	324,562	278,749	334,753
Occupancy expenses		46,908	44,757	54,715	65,708
Equipment expenses		20,977	22,153	22,047	26,476
Depreciation of premises and equipment		67,897	80,261	75,612	90,803
Amortization of intangible assets		62,580	42,017	30,731	36,905
Impairment of equity method investments		—	—	77,378	92,924
Impairment of goodwill		—	—	134,235	161,205
Loss on permanent diminution in the value of available-for-sale securities		—	35,537	—	—
Deposit insurance premium		9,221	10,613	13,481	16,190
Other	28	874,134	959,130	978,264	1,174,810

Total non-interest expense		1,902,631	2,082,182	2,223,365	2,670,067

Income before income tax expense, minority interests, extraordinary items and effect of accounting change		211,754	(18,626)	246,341	295,834
Income tax (expense)/benefit	29	(115,087)	(15,037)	(105,976)	(127,268)
Minority interests, net of tax		79,260	64,431	(12,869)	(15,454)

Income before extraordinary item and effect of accounting change		175,927	30,768	127,496	153,112
Extraordinary item (less applicable income tax of EUR 61,115 thousand in 2002 and minority interests of EUR 17,395 thousand in 2002)		—	96,105	—	—
Change in accounting principle, net of taxes (Adoption of SFAS 133)		29,047	—	—	—

NET INCOME (carried forward)		204,974	126,873	127,496	153,112

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

		Year ended December 31,

	Note	2001	2002	2003	2003

					(USD in
		(EUR in	(EUR in	(EUR in	thousands)
		thousands)	thousands)	thousands)	(Note 2)
NET INCOME (brought forward)		204,974	126,873	127,496	153,112
Other comprehensive income, net of tax:
Foreign currency translation adjustments	38	15,630	(23,691)	(23,572)	(28,308)
Net unrealized holding losses on available-for-sale securities:
Net unrealized holding gains / (losses) during the period (net of tax expense / (benefit) of: EUR 517 thousand in 2001, EUR (23,878) thousand in 2002 and EUR 22,424 thousand in 2003)		2,201	(52,455)	47,753	57,347
Less: reclassification adjustment for net (gains) / losses included in net income (net of tax expense / (benefit) of: EUR (4,295) thousand in 2001, EUR (2,575) thousand in 2002 and EUR 33,738 thousand in 2003)		(8,062)	(4,510)	62,319	74,840
Reclassification adjustment for impairment of available-for-sale securities (net of tax of EUR 12,438 thousand in 2002)		—	23,099	—	—

Subtotal	38	(5,861)	(33,866)	110,072	132,187

COMPREHENSIVE INCOME		214,743	69,316	213,996	256,991

EARNINGS PER SHARE
Basic:
Income before extraordinary item and effect of accounting change	33	EUR 0.57	EUR 0.10	EUR 0.40	USD 0.48
Effect of change in accounting principle	33	EUR 0.09	—	—	—
Extraordinary item	33	—	EUR 0.31	—	—

		EUR 0.66	EUR 0.41	EUR 0.40	USD 0.48
Diluted:
Income before extraordinary item and effect of accounting change	33	EUR 0.57	EUR 0.10	EUR 0.40	USD 0.48
Effect of change in accounting principle	33	EUR 0.09	—	—	—
Extraordinary item	33	—	EUR 0.31	—	—

		EUR 0.66	EUR 0.41	EUR 0.40	USD 0.48
CASH DIVIDENDS DECLARED PER SHARE		EUR 1.09	EUR 1.10	EUR 0.45	USD 0.54

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Year ended December 31,

	2001	2002	2003	2003

				(USD in
	(EUR in	(EUR in	(EUR in	thousands)
	thousands)	thousands)	thousands)	(Note 2)
Common Stock:
Balance at beginning of year (234,541,548 shares, 228,080,452 shares and 231,870,986 shares at 2001, 2002 and 2003 respectively)	998,049	1,026,362	1,043,419	1,253,055
Issuance for shares to acquire 100% interest in ETEBA (3,790,534 shares in 2002)	—	8,086	—	—
Capitalization of Additional Paid-In Capital	24,590	8,971	—	—
Capitalization of Accumulated Surplus (23,187,099 shares in 2003)	31,216	—	104,342	125,306
Conversion of mandatorily convertible bonds (6,461,100 shares in 2001)	29,074	—	—	—
Cancellation of mandatorily convertible stock arising from the conversion of mandatorily convertible bonds (6,461,100 shares in 2001)	(29,074)	—	—	—
Treasury Stock cancelled (6,461,096 shares in 2001)	(27,493)	—	—	—

Balance at end of year (228,080,452 shares, 231,870,986 shares and 255,058,085 shares at 2001 2002 and 2003 respectively)	1,026,362	1,043,419	1,147,761	1,378,361

Additional Paid-in Capital:
Balance at beginning of year	609,341	368,555	408,058	490,042
Treasury Stock cancelled (6,461,096 shares in 2001)	(229,881)	—	—	—
Conversion of mandatorily convertible bonds (6,461,100 shares 2001)	30,897	—	—	—
Cancellation of mandatorily convertible stock arising from the conversion of mandatorily convertible bonds (6,461,100 shares in 2001)	(30,897)	—	—	—
Capitalization of additional paid-in capital	(24,590)	(8,971)	—	—
Profit/(loss) on sales of treasury stock (net of tax)	3,821	(4,861)	(32,933)	(39,550)
Treasury stock dividends paid to subsidiaries	9,864	10,249	4,325	5,194
Issuance of shares to acquire 100% interest in ETEBA	—	43,086	—	—

Balance at end of year	368,555	408,058	379,450	455,686

Accumulated Surplus:
Balance at beginning of year	494,048	420,144	296,129	355,625
Net income	204,974	126,873	127,496	153,112
Dividends	(247,662)	(250,888)	(104,341)	(125,304)
Capitalization of Accumulated Surplus	(31,216)	—	(104,342)	(125,306)

Balance at end of year	420,144	296,129	214,942	258,127

Accumulated Other Comprehensive (Loss):
Balance at beginning of year	(41,620)	(31,851)	(89,408)	(107,371)
Net change in fair value of securities available-for-sale	(5,861)	(33,866)	110,072	132,187
Foreign currency translation adjustments	15,630	(23,691)	(23,572)	(28,308)

Balance at end of year	(31,851)	(89,408)	(2,908)	(3,492)

Treasury Stock, at Cost:
Balance at beginning of year (17,979,639 shares, 11,320,277 shares and 11,411,727 shares at 2001, 2002 and 2003 respectively)	(692,428)	(425,379)	(421,035)	(505,626)
Acquisition of treasury stock through the acquisition of ETEBA (96,982 shares)	—	(2,923)	—	—
Sale of treasury stock (838,098 shares, 303,080 shares and 2,194,520 shares during 2001, 2002 and 2003 respectively)	30,428	11,653	77,960	93,623
Purchase of treasury stock (639,832 shares, 297,548 shares and 1,476,651 shares during 2001, 2002 and 2003 respectively)	(20,752)	(4,386)	(5,715)	(6,863)
Conversion of treasury convertible bonds (6,461,100 shares in 2001)	(59,971)	—	—	—
Cancellation of treasury stock arising from the conversion of treasury convertible bonds (6,461,100 shares in 2001)	59,971	—	—	—
Treasury Stock cancelled (6,461,096 shares in 2001)	257,373	—	—	—

Balance at end of year (11,320,277 shares, 11,411,727 shares and 10,693,858 shares at 2001, 2002 and 2003 respectively)	(425,379)	(421,035)	(348,790)	(418,866)

Total shareholders’ equity	1,357,831	1,237,163	1,390,455	1,669,816

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2001	2002	2003	2003

				(USD in
	(EUR in	(EUR in	(EUR in	thousands)
	thousands)	thousands)	thousands)	(Note 2)
Cash flows from Operating Activities:
Net Income	204,974	126,873	127,496	153,112
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for loan losses	170,786	143,391	140,543	168,780
Net gain / (loss) on sale of premises and equipment	59,105	4,648	(31,463)	(37,784)
Net realized (loss) / gain on sales of available-for-sale securities	(12,353)	(7,085)	96,057	115,356
Equity in earnings or losses of equity method investees	1,086	(5,787)	(21,748)	(26,117)
Depreciation	67,897	80,261	75,612	90,803
Amortization of intangibles	62,580	42,017	30,731	36,905
Impairment of goodwill	—	—	134,235	161,205
Impairment of equity method investments	—	—	77,378	92,924
Provision for deferred income taxes	(131,129)	(164,495)	(344,268)	(413,436)
Changes in assets and liabilities
Deposits with central bank	3,584,282	648,783	(301,849)	(362,494)
Trading assets and derivative instruments	(1,779,533)	296,664	1,242,258	1,491,842
Accrued interest receivable	(3,745)	23,051	155,906	187,229
Other assets	(731,068)	380,392	1,091,539	1,310,843
Accounts payable and accrued expenses	749,521	(1,283,115)	124,245	149,208
Insurance reserves	34,961	52,339	88,051	105,742

Cash flows provided by / (used in) operating activities	2,277,364	(422,847)	2,684,723	3,224,118
Cash Flows from Investing Activities
Activities in available-for-sale securities:
Purchases	(1,517,905)	(2,149,089)	(4,418,079)	(5,305,727)
Sales proceeds	270,374	1,138,963	1,883,506	2,261,927
Maturities, prepayments and calls	686,401	694,085	890,423	1,069,320
Purchases of premises and equipment	(228,722)	(117,005)	(166,916)	(200,452)
Proceeds from sales of real estate owned	62,674	26,107	85,396	102,553
Net proceeds from disposals, acquisitions and dividends received from equity investments	(716)	6,877	4,135	4,966
Acquisition of and increase of controlling interest in subsidiary companies	(28,214)	—	(31,718)	(38,091)
Net cash acquired with the subsidiary companies	—	—	4,448	5,342
Net cash provided by (used in):
Loan origination and principal collections	(2,958,556)	(431,933)	(2,307,116)	(2,770,645)
Federal funds sold and securities purchased under agreements to resell	(346,852)	(2,623,555)	1,286,673	1,545,182
Interest bearing deposits in banks	(2,004,443)	2,063,875	451,506	542,219
Deposits in money market accounts	(49,955)	54,536	32,493	39,021

Cash flows (used in) investing activities	(6,115,914)	(1,337,139)	(2,285,249)	(2,744,385)
Cash flows from Financing Activities:
Proceeds from issuance of long-term debt	39,164	761,298	350,000	420,319
Principal repayments and retirements of long-term debt	(47,457)	(210,245)	(11,697)	(14,047)
Treasury stock purchased	(20,752)	(4,386)	(5,715)	(6,863)
Proceeds from sales of treasury stock	36,306	4,175	47,701	57,285
Other, net	9,864	10,249	(33,993)	(40,823)
Dividends paid	(247,662)	(250,888)	(104,341)	(125,304)
Net cash provided by (used in):
Deposits	2,578,642	(1,029,432)	1,654,425	1,986,820
Central bank borrowings	(9,490)	(63,722)	—	—
Federal funds purchased and securities sold under agreements to repurchase	1,561,109	1,891,410	(2,199,995)	(2,642,002)
Other borrowings	(34,673)	122,166	(58,489)	(70,240)

Cash flows provided by / (used in) financing activities	3,865,051	1,230,625	(362,104)	(434,855)

Effect of exchange rate change on cash and cash equivalents	28,569	(2,433)	(11,962)	(14,365)
Net (decrease)/increase in cash and cash equivalents	55,070	(531,794)	25,408	30,513
Cash and cash equivalents at beginning of year	1,241,236	1,296,306	764,512	918,112

Cash and cash equivalent at end of year	1,296,306	764,512	789,920	948,625

Supplemental Disclosure of Cash Flow Information:
Cash paid for:
Income taxes	308,613	242,906	181,230	217,641
Interest	2,069,391	1,613,904	1,164,645	1,398,637
Supplemental schedule of non cash investing and financing activities
Issuance of common stock to effect the capitalization of statutory reserves	24,590	8,971	104,342	125,306
Transfer of securities from the trading to the available-for-sale portfolio	—	90,608	—	—

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	ORGANIZATION

      The National Bank of Greece S.A. (the “Bank”) was incorporated in the Hellenic Republic in 1841. The National Bank of Greece S.A. and subsidiaries (the “Group”) is involved in diversified financial services activities including retail and commercial banking, global investment management, investment banking, insurance, investment activities and securities trading. The Group operates primarily in Greece, but also has operations in Europe, North America and Africa.

NOTE 2:	REPORTING CURRENCY AND TRANSLATION INTO US DOLLARS

      Financial statements for the Group as of December 31, 2003, are expressed in Euro (EUR). Greece adopted the EUR as its national currency on January 1, 2001, at which time the drachma ceased to exist as a separate legal currency. On January 1, 2002, EUR notes and coins were introduced in the EMU countries and on March 1, 2002, drachmas (and all other national denominations of the EUR) ceased to be legal tender and were entirely replaced by EUR notes and coins. The translation of EUR amounts into US dollar amounts is presented solely for the convenience of the reader and should not be construed as representations that the amounts stated in EUR have been or could have been or could be now or at any time in the future converted into US dollars at this or any other rate of exchange. The exchange rate used for the purpose of this disclosure is the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs by the Federal Reserve Bank of New York on May 21, 2004 which was EUR 0.8327 to US $1.00 (EUR 0.7918 to US $1.00 on December 31, 2003).

NOTE 3:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The following is a summary of the significant accounting policies followed by the Group in preparing these financial statements.

      Principles of Consolidation — The consolidated financial statements of the Group include the accounts of National Bank of Greece S.A. (the “Bank”) and its direct and indirect subsidiaries (the “Group”). All intercompany accounts and transactions are eliminated on consolidation.

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

      Foreign Currency Translation — Assets, liabilities and operations of foreign branches and subsidiaries are recorded based on the functional currency of each entity. For the majority of the foreign operations, the functional currency is the local currency, in which case the assets, liabilities and equity are translated, for consolidation purposes, from the local currency to the reporting currency, the EUR at current exchange rates. The resulting gains or losses are reported as a component of other comprehensive loss within shareholders’ equity on a net-of-tax basis. Transactions executed in other than local currencies are first translated into the local reporting currency and any related currency exchange adjustments are included in income prior to any translation.

      Statement of Cash Flows — For purposes of the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption “cash and due from banks”.

      Securities — Debt securities are classified based on management’s intention on the date of purchase. Debt securities which management has the positive intent and ability to hold-to-maturity are classified as held-to-maturity and reported at amortized cost. Securities that are bought and held principally for the purpose of resale in the near term are classified as trading instruments and are stated at fair value with unrealized gains and losses included in net trading profit/(loss). All other debt securities are classified as available-for-sale and carried at fair

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

value with net unrealized gains and losses included in accumulated other comprehensive income on net-of-tax basis.

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

      Trading Instruments — Financial instruments utilized in trading activities are stated at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair values are estimated based on dealer quotes, pricing models, discounted cash flow analysis or quoted prices for instruments with similar characteristics. Realized and unrealized gains and losses are recognized in net trading profit/(loss).

      Equity Method Investments — Equity investments in which the Group exercises significant influence but does not control, are initially recorded at cost and the carrying amount of the investments is adjusted to recognize the Group’s share of the earnings or losses of investees after the date of acquisition. The amount of the adjustment, after elimination of any intercompany gains and losses and impairment of goodwill (if any), is included in the determination of the Group’s net income. Dividends received by the Group from its equity method investments reduce the carrying amount of those investments.

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

      Allowance for Loan Losses — The allowance for loan losses is management’s estimate of probable incurred loan losses in the lending portfolios. Additions to the allowance for loan losses are made by charges to the provision for loan losses. Credit exposures deemed to be uncollectible are charged against the allowance for loan losses. Recoveries of previously charged off amounts are credited to the allowance for loan losses. The Group performs periodic and systematic detailed reviews of its lending portfolios to identify inherent risks and to assess the overall collectibility of those portfolios. The allowance on certain homogeneous loan portfolios, which generally consist of consumer and mortgage loans, is based on aggregated portfolio segment evaluations generally by loan type. Loss forecast models are utilized for these segments which consider a variety of factors including, but not limited to, historical loss experience, anticipated defaults or foreclosures based on portfolio trends, delinquencies and credit scores, and expected loss factors by loan type. The remaining loan portfolios are

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reviewed on an individual loan basis. Loans subject to individual reviews are analyzed and segregated by risk according to the Group’s internal risk rating scale. These risk classifications, in conjunction with an analysis of historical loss experience, current economic conditions and performance trends within specific portfolio segments, and any other pertinent information (including individual valuations on non-performing loans in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” (SFAS 114)) result in the estimation of specific and coefficient method allowances for loan losses. If necessary, an allowance for loan losses is established for individual impaired loans. A loan is considered impaired when, based on current information and events, it is probable that the Group will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the agreement. Once a loan has been identified as individually impaired, management measures impairment in accordance with SFAS 114. Individually impaired loans are measured based on the present value of payments expected to be received, or for loans that are solely dependent on the collateral for repayment, the estimated fair value of the collateral. If the recorded investment in impaired loans exceeds the measure of estimated fair value, a specific allowance is established as a component of the allowance for loan losses.

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

      Foreclosed assets initially are recorded at the lower of cost or fair value, net of estimated selling costs. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount of fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other expenses.

      Goodwill and Other Intangibles — Net assets of companies acquired in purchase transactions are recorded at fair value at the date of acquisition, as such, the historical cost basis of individual assets and liabilities are adjusted to reflect their fair value. Identified intangibles are amortized on an accelerated or straight-line basis over the period benefited. Goodwill is not amortized but is reviewed for potential impairment at least on an annual basis at the reporting unit level. The impairment test is performed in two phases. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit’s goodwill (as defined in SFAS 142) with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. In 2001 goodwill was amortized see note 15.

      Other intangible assets are evaluated for impairment if events and circumstances indicate a possible impairment. At December 31, 2002 and 2003 intangible assets included in the consolidated balance sheet consist primarily of software that is amortized using an estimated range of anticipated lives of 3 to 5 years.

      Income Taxes — There are two components of income tax expense: current and deferred. Current income tax expense approximates cash to be paid or refunded for taxes for the applicable period.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Recognition of deferred tax assets is based on management’s belief that it is more likely than not that the tax benefit associated with certain temporary differences, tax operating loss carry forward and tax credits will be realized. A valuation allowance is recorded for the amount of the deferred tax items for which it is more likely than not that realization will not occur.

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

      Derivatives and Hedging Activities — All derivatives are recognized on the consolidated balance sheet at fair value. For exchange-traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealer quotes, pricing models, discounted cash flow analysis or quoted prices for instruments with similar characteristics. The Group designates a derivative as held for trading or hedging purposes when it enters into a derivative contract. Derivatives designated as held for trading activities are included in derivative assets or liabilities with changes in fair value reflected in net trading profit/(loss).

      The Group uses its derivatives designated for hedging activities as fair value hedges. The Group primarily manages interest rate and foreign currency exchange rate sensitivity through the use of derivatives. Fair value hedges are used to limit the Group’s exposure to changes in the fair value of its interest-bearing assets or liabilities that are due to interest rate volatility or foreign exchange volatility. Changes in the fair value of derivatives designated for fair value hedging activities that are highly effective as hedges along with the change in the fair value of the hedged item attributable to the hedged risk are recorded in earnings. Hedge ineffectiveness and gains and losses on the excluded component of a derivative in assessing hedge effectiveness are recorded in earnings.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Group formally documents at inception all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedge transactions as required by SFAS 133. Additionally, the Group assesses at the hedge’s inception and quarterly thereafter whether the derivative used in its hedging transaction is expected to be or has been highly effective in offsetting changes in the fair value of the hedged items. The Group discontinues hedge accounting when it is determined that a derivative is not expected to be or has ceased to be highly effective as a hedge, and then reflects changes in fair value in earnings.

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

      Earnings per Share — Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts were exercised and has been computed after giving consideration to the weighted average dilutive effect of these.

      For the purpose of the earnings per share calculations, shares owned by entities within the Group are not included in the calculations of the denominators. For 2001, 2002 and 2003 basic earnings per share was equal to diluted.

      Use of Estimates — The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimated made by management are discussed in the notes as applicable.

      Recently Issued Accounting Pronouncements — In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (FIN 46). FIN 46 provides a new framework for identifying VIEs and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements. FIN 46 was effective immediately for VIEs created after January 31, 2003. As of October 9, 2003, the FASB deferred compliance under FIN 46 from July 1, 2003 to the first period ending after December 15, 2003 for VIEs created prior to February 1, 2003. In December 2003, the FASB issued FASB Interpretation No. 46 (Revised December 2003) “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (FIN 46R). FIN 46R is an update of FIN 46 and contains different implementation dates based on the types of entities subject to the standard and based on whether a company has adopted FIN 46. The Group does not expect that the adoption of FIN 46R will have a material impact on the Group’s results of operations or financial condition.

      On May 15, 2003, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS 150) and was effective May 31, 2003 for all new and modified financial instruments and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 changes the accounting for certain

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that those instruments be classified as liabilities (or assets in some circumstances). The adoption of this rule did not have a material impact on the Group’s results of operations or financial condition.

      On April 30, 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (SFAS 149) which is effective for hedging relationships entered into or modified after June 30, 2003. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. The adoption of this rule did not have a material impact on the Group’s results of operations or financial condition.

      SFAS No. 148 “Accounting for Stock-Based Compensation-Transition and Disclosure- an amendment of SFAS 123, Accounting for Stock-Based Compensation”, was adopted by the Group on January 1, 2003. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of SFAS 123, to require prominent disclosures in both the annual and interim financial statements about the method of accounting for stock based employee compensation and the effect of the method used on reported result. The Group has no stock options and as such the adoption of this rule had no impact on the Group’s results of operations or financial condition.

      FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees,” (FIN 45) was issued in November 2002. FIN 45 requires that a liability be recognized at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee. Guarantees, as defined in FIN 45, include contracts that contingently require the Corporation to make payments to a guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of the guaranteed party, performance guarantees, indemnification agreements or indirect guarantees of indebtedness of others. The accounting provisions of FIN 45 were effective for certain guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on the Group’s results of operations or financial condition.

NOTE 4:     ACQUISITIONS AND DISPOSALS

      (a) On May 8, 2002, Atlantic Bank of New York (“ABNY”), a wholly owned subsidiary of the Bank, acquired Yonkers Financial Corporation (“Yonkers”) in a cash transaction. Upon completion of the acquisition, the operations of Yonkers merged into Atlantic Bank of New York. The acquisition was treated as a purchase in accordance with the provision of SFAS 141 “Business Combinations”. The cost of acquiring Yonkers was USD 67,300 thousand (EUR 64,175 thousand) and goodwill relating to the acquisition amounted to USD 32,680 thousand (EUR 31,162 thousand).

      (b) On December 20, 2002 the Bank acquired 25.3% of the common stock of National Investment Bank for Industrial Development S.A. (“ETEBA”), a Group company, thus increasing its holding to 100%. The acquisition, which was effected through the issuance of common stock, was accounted for under the purchase method in accordance with the provisions of SFAS 141 “Business Combinations”. The cost of acquiring 25.3% of the common stock of ETEBA was EUR 50,955 thousand and goodwill relating to the acquisition of 25.3% of the common stock amounted to EUR 35,827 thousand. Upon completion of the acquisition, the operations of ETEBA merged into the Bank.

      (c) On July 08, 2003 the Bank sold its 100% owned subsidiary ERMIONI S.A. for cash consideration of EUR 3,059 thousand and realized a gain of EUR 1,731 thousand from the disposal.

      (d) On October 15, 2003 the Bank acquired 81.65% of the common stock of “Banca Romaneasca S.A.”. The acquisition, was effected through the payment of cash consideration of USD 41,903 thousand (EUR 35,910

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

thousand), was accounted for under the purchase method in accordance with the SFAS 141 “Business combinations”. Goodwill resulting to the acquisition amounted to USD 21,649 thousand (EUR 18,553 thousand).

      (e) On December 1, 2003 ABNY acquired Allied Irish Bank, plc retail branch (“AIB”) in a cash transaction. The acquisition expanded the Bank’s retail branch presence and its small-to middle- market business franchise in the Manhattan, New York region. The acquisition was treated as an assumption of net liabilities in accordance with the provisions of SFAS No. 147, Acquisitions of Certain Financial Institutions, an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9. The purchase price of USD 14,269 thousand (EUR 11,872 thousand) has been allocated to the assets acquired based on independent appraisals of estimated fair values.

NOTE 5:     CASH AND DUE FROM BANKS

      Cash and due from banks at December 31, comprised:

	2002	2003

	(EUR in thousands)
Current accounts with banks	112,932	82,119
Cash and similar items	607,044	603,083
Current account with central bank	43,153	98,030
Deposits accounts	1,051	1,028
Other	332	5,660

	764,512	789,920

      The Bank is required to maintain a current account with the Bank of Greece, which is the central bank of Greece (“central bank”), to facilitate interbank transactions with the central bank, its member banks, and other financial institutions through the Trans-European Automated Real-Time Gross Settlement Express Transfer system (TARGET).

NOTE 6:     DEPOSITS WITH CENTRAL BANK

      The central bank is the primary regulator of depository institutions in Greece. The central bank requires all banks established in Greece to maintain deposits with the central bank equal to 2% of total customer deposits as these are defined by the European Central Bank (“ECB”). As of January 1, 2001 these deposits bear interest at the refinancing rate as set by the ECB (2.00% at December 31, 2003).

NOTE 7:	FEDERAL FUNDS SOLD AND SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

      Federal funds sold and securities purchased under agreements to resell at December 31, comprised:

	2002	2003

	(EUR in thousands)
Federal funds sold	4,768	—
Securities purchased under agreements to resell	4,740,175	3,458,270

	4,744,943	3,458,270

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 8:     INTEREST BEARING DEPOSITS WITH BANKS

      Interest bearing deposits with banks at December 31, comprised:

	2002	2003

	(EUR in thousands)
Placements in EUR	2,824,144	2,961,177
Placements in other currencies	2,662,788	2,107,759

	5,486,932	5,068,936

Maturity analysis:
Up to 3 months	5,277,871	4,771,366
From 3 months to 1 year	201,533	296,052
Over 1 year	7,528	1,518

	5,486,932	5,068,936

NOTE 9:     MONEY MARKET INVESTMENTS

      Money market investments at December 31, comprised:

	2002	2003

	(EUR in thousands)
Greek treasury bills	47,134	31,352
Foreign treasury bills	78,184	61,403
Other	130	200

Total	125,448	92,955

NOTE 10:     TRADING ASSETS

      Fair value of debt and equity assets held for trading purposes at December 31, comprised:

	2002	2003

	(EUR in thousands)
Greek government bonds	12,921,289	12,189,657
Certificates of deposit, banker’s acceptances and commercial paper	145,766	134,061
Debt securities issued by other governments and public entities	147,975	171,125
Debt securities issued by foreign financial institutions	640,172	378,992
Debt securities issued by Greek financial institutions incorporated in Greece	44,488	122,842
Corporate debt securities issued by companies incorporated in Greece	340,254	339,683
Corporate debt securities issued by foreign companies	905,106	281,936
Equity securities issued by companies incorporated in Greece	127,986	161,687
Equity securities issued by foreign companies	4,442	3,881
Mutual fund units	620	5,007

Total	15,278,098	13,788,871

      Net unrealized (losses)/gains on trading instruments (debt, equity and derivatives) of EUR (445,771) thousand and EUR (127,587) thousand were included in earnings during 2002 and 2003, respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On July 1, 2000, the Group reclassified its entire held-to-maturity portfolio into the trading portfolio. The management of the Group has decided not to classify any bonds as held-to-maturity for a minimum period of 2 years, which ended on June 30, 2002. Since then, the Group has not classified any securities as held to maturity.

NOTE 11:     DERIVATIVES

      The Group designates a derivative as held for trading or hedging purposes when it enters into a derivative contract. The designation may change based upon management’s intentions and changing circumstances. Derivatives utilized by the Group include interest rate, cross currency interest rate and foreign exchange swaps, financial futures, outright foreign exchange forwards, forward rate agreements and option contracts.

      Interest-rate swap transactions generally involve the exchange of fixed and floating-rate interest payment obligations over a prescribed period of time without the exchange of the underlying principle amounts. Cross currency interest rate swaps generally involve the exchange of both interest and principal amounts in two different currencies over a prescribed period of time. Foreign exchange swaps involve the exchange through simultaneous spot and forward foreign exchange transactions of principle amounts in two different currencies. Financial future contracts are contracts in which the buyer agrees to purchase and the seller agrees to make delivery of a specific financial instrument at a predetermined price of yield. Outright foreign exchange forward contracts are agreements to exchange at a specified future date, currencies of different countries at a specified rate. An option contract is an agreement that conveys to the purchaser the right, but not the obligation, to buy or sell a quantity of a financial instrument, index, or currency at a predetermined rate or price during a period or at a time in the future. Option agreements can be transacted on organized exchanges or directly between parties.

CREDIT RISK ASSOCIATED WITH DERIVATIVE ACTIVITIES

      Credit risk associated with derivatives is measured as the net replacement cost should the counterparties with contracts in a gain position to the Group completely fail to perform under the terms of those contracts assuming no recoveries of underlying collateral. In managing credit risk associated with its derivative activities, the Group deals primarily with commercial banks, broker-dealers and corporations. In addition, the Group reduces credit risk by obtaining collateral based on individual assessment of counterparties. Required collateral levels vary depending on the credit risk rating and the type of counterparty. Generally, the Group accepts collateral in the form of cash and other marketable securities.

      A portion of the derivative activity involves exchange-traded instruments. Exchange-traded instruments conform to standard terms and are subject to policies set by the exchange involved, including counterparty approval, margin requirements and security deposit requirements. Management believes the credit risk associated with these types of instruments is minimal.

      The following tables present the notional or contract amounts and the credit risk or fair value amounts at December 31, 2002 and 2003 of the Group’s derivative asset and liability positions held for trading and hedging purposes. These derivative positions are primarily executed in the over-the-counter market. The credit risk amounts presented in the first table do not consider the value of any collateral held.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Derivative Assets(1)

	December 31, 2002		December 31, 2003

	Contract/	Credit	Contract/	Credit
	Notional Amount	Risk	Notional Amount	Risk

	(EUR in thousands)		(EUR in thousands)
Cross currency interest rate swaps	282,508	2,035	232,350	40,860
Financial futures	389,479	3,529	389,696	871
Foreign exchange swaps	1,537,363	34,349	1,135,573	69,779
Forward rate agreements	97,678	115	160,190	162
Interest rate swaps	930,201	23,310	3,901,524	35,203
Options	143,640	5,495	490,956	4,172
Outright foreign exchange forwards	403,698	6,792	281,697	6,719

Total	3,784,567	75,625	6,591,986	157,766

Derivative Liabilities(1)

	December 31, 2002		December 31, 2003

	Contract/	Fair	Contract/	Fair
	Notional Amount	Value	Notional Amount	Value

	(EUR in thousands)		(EUR in thousands)
Cross currency interest rate swaps	366,628	54,249	298,466	66,223
Financial futures	6,172,694	136,680	5,414,025	18,199
Foreign exchange swaps	2,676,496	44,590	1,449,829	61,858
Forward rate agreements	97,678	136	160,190	290
Interest rate swaps	4,754,472	227,510	4,942,842	132,054
Options	96,976	1,589	650,001	2,367
Outright foreign exchange forwards	458,103	7,184	267,280	5,863

Total	14,623,047	471,938	13,182,633	286,854

(1)	Includes both long and short derivative positions.

     The average fair value of derivative assets for 2002 and 2003 was EUR 144,750 thousand and EUR 133,197 thousand, respectively. The average fair value of derivative liabilities for 2002 and 2003 was EUR 326,091 thousand and EUR 251,246 thousand, respectively.

ASSET LIABILITY MANAGEMENT (ALM) ACTIVITIES

      Interest rate and foreign exchange contracts are utilised in the Group’s ALM process. The Group maintains an overall interest rate risk management strategy that incorporates the use of interest rate contracts to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. As a result of interest rate fluctuations, hedged fixed-rate assets and liabilities appreciate or depreciate in market value. Gains or losses on the derivative instruments that are linked to the hedged fixed-rate assets and liabilities are expected to substantially offset this appreciation or depreciation. The Group uses foreign currency contracts to manage the foreign exchange risk associated with certain foreign denominated assets and liabilities.

FAIR VALUE HEDGES

      The Group uses various types of interest rate and foreign currency exchange rate derivative contracts to protect against changes in the fair value of its fixed rate assets and liabilities due to fluctuations in interest rates

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and exchange rates. In 2002 and 2003 the amount recognized by the Group in the consolidated statement of income, which represented the ineffective portion in assessing hedge effectiveness was not significant.

      Included in derivative assets and liabilities are the following derivatives that were accounted for as fair value hedges:

Fair value hedges (derivative liabilities)

	December 31, 2002		December 31, 2003

	Contract/	Fair	Contract/	Fair
	Notional Amount	Value	Notional Amount	Value

	(EUR in thousands)		(EUR in thousands)
Cross currency interest rate swaps	152,723	38,698	60,714	10,142
Foreign exchange swaps	981,862	4,041	—	—
Interest rate swaps	19,106	1,569	52,581	4,050

Total	1,153,691	44,308	113,295	14,192

NOTE 12:	AVAILABLE-FOR-SALE AND HELD-TO-MATURITY SECURITIES

      The amortized cost of available-for-sale and held-to-maturity securities and their approximate fair values at December 31, comprised:

	2002

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value

	(EUR in thousands)
Available-for-sale securities
Greek government bonds	1,062,601	66,370	(2,962)	1,126,009
Mortgage-backed securities	127,775	5,236	(2)	133,009
Collateralized mortgage obligations	941,042	5,861	(1,350)	945,553
Debt securities issued by other governments and public entities	582,965	33,511	(3,990)	612,486
Corporate debt securities issued by companies incorporated in Greece	99,737	2,661	(112)	102,286
Corporate debt securities issued by companies incorporated outside Greece	337,891	7,007	(6,940)	337,958
Equity securities issued by companies incorporated in Greece	292,837	2,623	(141,215)	154,245
Equity securities issued by companies incorporated outside Greece	4,416	158	(670)	3,904
Mutual Fund units	416,814	5,434	(46,480)	375,768
Other	53,903	1	(1,160)	52,744

Total available-for-sale securities	3,919,981	128,862	(204,881)	3,843,962

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2003

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value

	(EUR in thousands)
Available-for-sale securities
Greek government bonds	895,128	30,578	(4,699)	921,007
Mortgage-backed securities	68,090	1,772	(64)	69,798
Collateralized mortgage obligations	989,298	1,451	(10,917)	979,832
Debt securities issued by other governments and public entities	2,242,755	30,299	(5,510)	2,267,544
Corporate debt securities issued by companies incorporated in Greece	285,207	2,662	(47)	287,822
Corporate debt securities issued by companies incorporated outside Greece	279,576	2,742	(1,780)	280,538
Equity securities issued by companies incorporated in Greece	124,928	5,741	(5,524)	125,145
Equity securities issued by companies incorporated outside Greece	4,222	158	(439)	3,941
Mutual Fund units	516,280	4,226	(5,925)	514,581
Other	65,403	78	(1,074)	64,407

Total available-for-sale securities	5,470,887	79,707	(35,979)	5,514,615

	December 31,	December 31,	December 31,
	2001	2002	2003

	(EUR in thousands)
Gross realized gains on sales of available for sale portfolio	28,949	18,412	46,356
Gross realized losses on sales of available for sale portfolio	(16,596)	(11,327)	(142,413)

Net realized gains/(losses) on sales of available for sale securities	12,353	7,085	(96,057)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Group uses the average cost method in determining the cost of securities sold.

      The following table presents the current fair value and the associated unrealized losses of available-for-sale securities. The table also discloses whether these securities have had unrealised losses for less than 12 months, or for 12 months or longer.

	Less than 12 months		Over 12 months		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

	(EUR in thousands)
Available-for-sale securities
Greek government bonds	134,375	(1,480)	35,598	(3,219)	169,973	(4,699)
Mortgage-backed securities	69,798	(64)	—	—	69,798	(64)
Collateralized mortgage obligations	198,456	(9,845)	781,376	(1,072)	979,832	(10,917)
Debt securities issued by other governments and public entities	12,086	(307)	81,158	(5,203)	93,244	(5,510)
Corporate debt securities issued by companies incorporated in Greece	3,060	(47)	—	—	3,060	(47)
Corporate debt securities issued by companies incorporated outside Greece	14,791	(425)	96,641	(1,355)	111,432	(1,780)
Equity securities issued by companies incorporated in Greece	5,284	(1,760)	14,395	(3,764)	19,679	(5,524)
Equity securities issued by companies incorporated outside Greece	—	—	2,439	(439)	2,439	(439)
Mutual Fund units	24,930	(886)	4,475	(5,039)	29,405	(5,925)
Other	41,246	(1,074)	—	—	41,246	(1,074)

Total available-for-sale securities	504,026	(15,888)	1,016,082	(20,091)	1,520,108	(35,979)

      The unrealized losses associated with debt securities are not considered to be other than temporary because their unrealized losses are related to changes in interest rates and do not affect the expected cash flows of the underlying collateral or issuer. Furthermore, Management believes that the unrealized losses associated with equity securities are not considered to be other than temporary because of the recovery in Greek equity markets in the first half of 2004, Management believes a further recovery is likely.

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

      Mortgage-backed securities and collateralized mortgage obligations have estimated average lives of approximately 3.0 years and 5.43 years, as of December 31, 2002 and 2003, respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The scheduled maturities of available-for-sale securities at December 31, 2003 were as follows:

	Available-for-Sale Securities

	Amortized
	Cost	Fair Value

	(EUR in thousands)
Due in one year or less	410,046	411,450
Due from one to five years	2,392,414	2,413,652
Due from five to ten years	653,856	670,216
Due after ten years	1,326,737	1,334,298

Total debt securities	4,783,053	4,829,616
Other non debt securities	687,834	684,999

Total	5,470,887	5,514,615

      On July 1, 2000, the Group reclassified its entire held-to-maturity portfolio into the trading portfolio. The management of the Group has decided not to classify any bonds as held-to-maturity for a minimum period of 2 years, which ended on June 30, 2002. Since then, the Group has not classified any securities as held to maturity.

NOTE 13:	EQUITY METHOD INVESTMENTS

      The Group has investments that are accounted for using the equity method of accounting. The most significant of these investments is AGET Heracles Cement Co. S.A.; a 26.25% owned, publicly traded (on the Athens Stock Exchange) Greek company and a leading producer of cement and related products. At December 31, 2003 the quoted market value of the Group’s investment in AGET Heracles Cement Co. S.A. was EUR 147,399 thousand.

      The summarized financial information below represents an aggregation of the Group’s non- subsidiary investees.

	December 31,

	2001			2002

	AGET			AGET
	Heracles	Other	Total	Heracles	Other	Total

	(EUR in thousands)			(EUR in thousands)
Recorded value	206,747	61,203	267,950	217,176	51,964	269,140
Revenue	481,048	595,275	1,076,323	484,061	578,966	1,063,027
Gross profit	125,705	60,710	186,415	136,625	59,132	195,757
Net earnings	15,962	(15,087)	875	49,168	(22,876)	26,292
Group’s equity in net earnings	4,319	(5,407)	(1,088)	13,310	(8,759)	4,551
Dividends	10,662	1,625	12,287	2,881	1,630	4,511
% Holding	27,06%			27.07%
Balance Sheet data
Current assets	200,828	375,048	575,876	208,152	411,084	619,236
Non-current assets	225,015	240,725	465,740	252,035	243,766	495,801
Current liabilities	129,758	365,550	495,308	128,769	383,039	511,808
Non-current liabilities	99,657	64,684	164,341	86,427	80,761	167,188
Net assets	196,428	185,539	381,967	244,991	191,050	436,041
Group’s equity in net assets	53,150	53,244	106,394	66,319	53,888	120,207

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31, 2003

	AGET
	Heracles	Other	Total

	(EUR in thousands)
Recorded value	147,399	53,291	200,690
Revenue	534,746	549,288	1,084,034
Gross profit	153,003	61,880	214,883
Net earnings	70,762	(390)	70,372
Group’s equity in net earnings	18,574	(573)	18,001
Dividends	5,773	1,569	7,342
% Holding	26,25%
Balance Sheet data
Current assets	254,953	423,425	678,378
Non-current assets	248,319	253,451	501,770
Current liabilities	128,410	411,928	540,338
Non-current liabilities	77,629	81,129	158,758
Net assets	297,233	183,818	481,051
Group’s equity in net assets	78,018	51,662	129,680

      Other equity investments include Phosphate Fertilizers Industry S.A. (24.23%), Larco Metallurgical S.A. (36.43%), Siemens Industrial S.A. (30.00%), Planet S.A. (31.72%) and YES Leasing S.A. (49.00%). On February 18, 2004 the Group disposed of its entire holding YES Leasing S.A. See note 39 “Post Balance Sheet Events”.

      The difference between the cost of acquisition of the investments and the Group’s equity in the investees underlying net assets represents purchased goodwill. Equity method investment goodwill is not amortized but all equity investments are reviewed for impairment.

      The Bank has recorded an impairment charge of EUR 77,378 thousand to reflect the other than temporary decline in the value of its investment in AGET Heracles Cement Co. S.A.

NOTE 14:	LOANS AND ALLOWANCE FOR LOAN LOSSES

      Loans made by the Group according to type of loan, which represents the Group’s concentration of credit risk, at December 31, 2002 comprised:

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Loans made by the Group according to type of loan, which represents the Group’s concentration of credit risks, at December 31, 2003 comprised:

	2003

	Greek
	residents	Foreign	Total

	(EUR in thousands)
Consumer:
Residential mortgages	6,793,804	263,964	7,057,768
Credit card	1,220,799	20,546	1,241,345
Auto financing	306,195	16,735	322,930
Other	1,306,133	267,159	1,573,292

Total consumer	9,626,931	568,404	10,195,335

Commercial:
Industry and mining	2,098,065	890,675	2,988,740
Small scale industry	715,106	88,118	803,224
Trade	2,468,250	618,837	3,087,087
Construction	364,903	267,510	632,413
Tourism	306,722	101,591	408,313
Shipping and transportation	806,961	226,543	1,033,504
Mortgage	133,596	631,668	765,264
Public	1,478,400	45,694	1,524,094
Other	1,048,274	452,381	1,500,655

Total commercial	9,420,277	3,323,017	12,743,294

Total loans	19,047,208	3,891,421	22,938,629
Unearned income	—	(5,589)	(5,589)

Loans, net of unearned income	19,047,208	3,885,832	22,933,040
Less: Allowance for loan losses	(816,676)	(230,817)	(1,047,493)

Total Net Loans	18,230,532	3,655,015	21,885,547

      Included in the above tables are loans with terms, which have been modified by agreement between the Group and its debtors. Referred to as troubled debt restructuring, these loans totaled EUR 245,004 thousand and numbered 11,722 in 2002 and EUR 170,792 thousand and numbered 5,970 in 2003. Interest on such loans is recognized on the accrual basis and totaled EUR 14,751 thousand and EUR 10,242 thousand in 2002 and 2003, respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      An analysis of the change in the allowance for loan losses for the years ended December 31, follows:

	2001	2002	2003

	(EUR in thousands)
Balance at January 1	973,211	1,014,927	1,011,145
Allowance (upon acquisition) attributable to companies acquired during the year	—	2,474	3,766
Allowance for loan losses	170,786	143,391	140,543
Write-offs	(133,797)	(111,884)	(101,670)
Recoveries	3,540	2,480	9,011

Net Write-offs	(130,257)	(109,404)	(92,659)
Translation differences	1,187	(40,243)	(15,302)

Allowance at December 31,	1,014,927	1,011,145	1,047,493

      Non-performing loans by sector, which the Group considers to be impaired at December 31, comprised:

	2002

	Greek
	residents	Foreign	Total

	(EUR in thousands)
Consumer:
Residential mortgages	308,218	1,612	309,830
Credit card	94,799	6,964	101,763
Auto financing	4,962	—	4,962
Other	53,483	10,307	63,790

Total consumer	461,462	18,883	480,345

Commercial:
Industry and mining	176,086	89,873	265,959
Small scale industry	101,180	2,550	103,730
Trade	129,039	39,934	168,973
Construction	20,014	2,973	22,987
Tourism	103,746	2,640	106,386
Shipping and transportation	38,384	54,909	93,293
Mortgage	29,576	12,953	42,529
Public	2,546	2,976	5,522
Other	51,132	15,014	66,146

Total commercial	651,703	223,822	875,525

Total loans	1,113,165	242,705	1,355,870
Less: Allowance for loan losses	(740,643)	(223,078)	(963,721)

	372,522	19,627	392,149

Average balance			1,801,952

Interest recognized			37,000

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Non-performing loans by sector, which the Group considers to be impaired at December 31, comprised:

	2003

	Greek
	residents	Foreign	Total

	(EUR in thousands)
Consumer:
Residential mortgages	324,273	2,555	326,828
Credit card	130,927	5,669	136,596
Auto financing	5,256	8	5,264
Other	54,635	43,930	98,565

Total consumer	515,091	52,162	567,253

Commercial:
Industry and mining	152,129	95,832	247,961
Small scale industry	94,533	3,077	97,610
Trade	89,958	64,680	154,638
Construction	20,346	5,325	25,671
Tourism	101,004	7,370	108,374
Shipping and transportation	27,827	39,840	67,667
Mortgage	25,233	2,186	27,419
Public	2,302	17	2,319
Other	45,209	21,124	66,333

Total commercial	558,541	239,451	797,992

Total loans	1,073,632	291,613	1,365,245
Less: Allowance for loan losses	(768,347)	(206,066)	(974,413)

	305,285	85,547	390,832

Average balance			1,305,791

Interest recognized			22,619

      The average recorded investment in certain impaired loans for 2001, 2002 and 2003 was approximately EUR 1,427,932 thousand, EUR 1,801,952 thousand and EUR 1,305,791 thousand respectively.

NOTE 15:     GOODWILL, SOFTWARE AND OTHER INTANGIBLES

      In accordance with SFAS 142, no goodwill amortization was recorded in 2002 and 2003 Goodwill amortization expense in 2001 was approximately EUR 30,624 thousand. Net income in 2001 was EUR 204,974 thousand or EUR 0.87 per share (EUR 0.87 per share diluted). Net income adjusted to exclude goodwill amortization expense would have been EUR 235,598 thousand or EUR 1.00 per share (EUR 1.00 per share diluted) in 2001. The impact of goodwill amortization on net income in 2001 was EUR 30,624 thousand or EUR 0.13 per share (basic and diluted).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The table below presents the allocation of goodwill by segment for December 31:

	2002	2003

	(EUR in thousands)
Banking — Foreign	138,517	137,525
Investment Banking	120,605	—
Global Investment & Private Banking	8,650	7,956
Insurance	53,718	54,353
Other — Greek	90,643	89,243

Total	412,133	289,077

      There was no goodwill impairment loss in 2002 from the annual impairment review. During 2003, an impairment loss of EUR 134,235 thousand was recognized by the Group.

      The Group recognized an impairment loss of EUR 120,605 thousand relating to the investment banking segment. The Group valued this segment using various valuation methods and applied the average of these. The impairment is primarily due to the absorption of ETEBA.

      The Group also recognized an impairment loss of EUR 13,630 thousand relating to the foreign banking segment. The Group valued this segment using a discounted cash flow model. The impairment loss was primarily due to the Group’s investment in Stopanska Banka A.D.

      In 2003 the Bank acquired a controlling interest of 81.65% in “Banca Romaneasca S.A.” located in Romania and recognized goodwill of EUR 18,565 thousand in the foreign banking segment.

      The gross carrying amount and accumulated amortization related to software and other intangibles at December 31, are presented below:

	2002		2003

	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Software	147,546	89,707	167,296	118,549
Other Intangibles	7,121	1,801	20,880	3,690

Total	154,667	91,508	188,176	122,239

      Amortization expense on software and other intangibles was EUR 31,956 thousand, EUR 42,017 thousand and EUR 30,731 thousand in 2001, 2002 and 2003 respectively. The Group estimates that aggregate amortization expense will be approximately EUR 24,155 thousand for 2004, EUR 18,371 thousand for 2005, EUR 11,570 thousand for 2006, EUR 5,043 thousand for 2007 and EUR 2,775 thousand for 2008.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 16:     PREMISES AND EQUIPMENT AND LEASE COMMITMENTS

      Premises and equipment at December 31, comprised:

	2002	2003

	(EUR in thousands)
Land	180,921	185,570
Buildings	493,516	568,860
Furniture, fittings and machinery	146,531	158,140
Leasehold improvements	11,050	9,445
Office equipment	265,600	285,041
Vehicles	11,068	11,619
Other	91,834	110,387

Total, at cost	1,200,520	1,329,062
Less: accumulated depreciation	(574,457)	(660,986)

Net book value	626,063	668,076

      Certain Group premises and equipment are leased under various operating leases. Rental expense was EUR 29,362 thousand, EUR 35,979 thousand and EUR 40,611 thousand for the years ended December 31, 2001, 2002 and 2003, respectively.

      Future minimum rental commitments under non-cancelable operating leases are presented below. The Group did not enter into any material capital leases.

Operating Leases

(EUR in thousands)
2004	42,994
2005	23,695
2006	22,396
2007	18,626
2008	18,344
Thereafter	54,970

Total minimum lease payments	181,025

NOTE 17:     OTHER ASSETS

      Other assets at December 31, comprised:

	2002	2003

	(EUR in thousands)
Assets acquired through foreclosure proceedings	69,082	68,705
Accounts receivable of non-financial services sector subsidiaries	309,017	344,917
Deferred tax assets	347,251	481,751
Amounts due from parties with collection agreements	18,212	2,495
Taxes withheld	197,895	197,339
European Re-development Fund	40,196	37,023
Amounts receivable from sales of bonds	991,886	198,036
Other	952,703	836,442

Total	2,926,242	2,166,708

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 18:     PLEDGED ASSETS AND COLLATERAL ACCEPTED

      The Group has accepted collateral that is permitted by contract or custom to sell or repledge. At December 31, 2002 and 2003, the fair value of this collateral was approximately EUR 21,000 thousand and EUR 2,000 thousand, respectively, all of which could be sold or repledged.

      At December 31, 2002 and 2003, the Group had pledged bonds of EUR 1,838,630 thousand and EUR 4,522,630 thousand, respectively, to the central bank to increase borrowing capacity.

      At December 31, 2002 and 2003, assets, principally securities, amounting to EUR 766,826 thousand and EUR 710,092 thousand, respectively, were pledged to secure public deposits and for other purposes.

NOTE 19:     DEPOSITS

      The aggregate amount of short-term certificates of deposit, each with a minimum denomination of EUR 83,000, which approximates USD 100,000, was EUR 240,951 thousand at December 31, 2003.

      At December 31, 2003, interest-bearing deposits with scheduled maturities in excess of one year were EUR 160,388 thousand.

      Deposits made by Greek residents and foreign customers at December 31, comprised:

	2002			2003

	Greek			Greek
	residents	Foreign	Total	residents	Foreign	Total

	(EUR in thousands)			(EUR in thousands)
Interest bearing:
Public sector	48,231	239,859	288,090	39,496	153,883	193,379
Private sector
Corporations	1,147,176	740,155	1,887,331	642,846	866,623	1,509,469
Individuals	28,093,729	3,025,075	31,118,804	27,839,622	2,898,290	30,737,912
Interbank	1,805,459	1,149,174	2,954,633	4,557,338	789,976	5,347,314
Other	425,365	53,124	478,489	506,239	85,876	592,115

Total interest bearing deposits	31,519,960	5,207,387	36,727,347	33,585,541	4,794,648	38,380,189

Non-interest bearing:
Public sector	1,352,685	5,923	1,358,608	1,486,715	6,100	1,492,815
Private sector
Corporations	1,080,131	297,141	1,377,272	1,341,030	312,646	1,653,676
Individuals	221,004	127,367	348,371	153,329	131,515	284,844
Interbank	140,913	175,338	316,251	33,440	69,121	102,561
Other	139,771	21,213	160,984	118,651	10,209	128,860

Total non-interest bearing deposits	2,934,504	626,982	3,561,486	3,133,165	529,591	3,662,756

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2002			2003

	Greek			Greek
	residents	Foreign	Total	residents	Foreign	Total

	(EUR in thousands)			(EUR in thousands)
Total:
Public sector	1,400,916	245,782	1,646,698	1,526,211	159,983	1,686,194
Private sector
Corporations	2,227,307	1,037,296	3,264,603	1,983,876	1,179,269	3,163,145
Individuals	28,314,733	3,152,442	31,467,175	27,992,951	3,029,805	31,022,756
Interbank	1,946,372	1,324,512	3,270,884	4,590,778	859,097	5,449,875
Other	565,136	74,337	639,473	624,890	96,085	720,975

Total deposits	34,454,464	5,834,369	40,288,833	36,718,706	5,324,239	42,042,945

NOTE 20:	CENTRAL BANK BORROWINGS

      Central bank borrowings consist of funds used by the Bank to manage daily funding and liquidity needs. Interest accrues on these balances at rates determined by the central bank and is settled daily.

	2002	2003

Weighted average rate at year end	14.50%	14.50%
Weighted average rate, annual	9.70%	14.50%
Average balance outstanding during the year in EUR thousand	52,967	6,413
Maximum month-end amount during the period in EUR thousand	63,310	6,797

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 21:	FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

      Information concerning federal funds purchased and securities sold under agreements to repurchase is summarized as follows:

	2002	2003

	(EUR in thousands)
Federal funds purchased	—	27,712
Securities sold under agreements to repurchase	8,278,892	6,051,185

	8,278,892	6,078,897

Securities sold under agreements to repurchase:
Average outstanding during the year	7,707,751	7,430,091
Weighted average interest rate during the year	3.04%	2.49%
Weighted average interest rate at year end	2.92%	2.16%
Amount outstanding at month end:
January	5,965,757	8,487,987
February	5,817,384	8,669,774
March	6,334,987	8,081,948
April	6,537,341	7,991,823
May	7,150,147	8,246,609
June	7,784,377	6,507,762
July	8,124,523	5,470,318
August	8,157,227	6,290,823
September	8,813,565	6,755,415
October	9,192,796	7,366,573
November	10,832,443	8,357,846

      Securities sold under agreements to repurchase are recorded at the amount of cash received in connection with the transaction. Maturities of such agreements to repurchase are typically overnight to six months.

NOTE 22:	OTHER BORROWED FUNDS

      Included in other borrowed funds are bonds issued by the Bank at par on a monthly basis. These bonds, which mature within 1 year of their issue date, had a balance of EUR 28,586 thousand and EUR 11,867 thousand in 2002 and 2003, respectively. The weighted average interest rates were 3.41% in 2002 and 2.98% in 2003. The remainder of the balance, EUR 207,872 thousand in 2002 and EUR 178,918 thousand in 2003, represents miscellaneous borrowings of various subsidiaries, which carried an average interest rate of 2.7% for 2002 and 2.26% for 2003.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 23:	ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES

      Accounts payable, accrued expenses and other liabilities at December 31, comprised:

	2002	2003

	(EUR in thousands)
Accrued expenses and deferred income	65,798	65,197
Amounts due to re-insurers	30,793	25,112
Income and other taxes payable	215,666	245,371
Accounts payable and other	790,587	695,659
Securities payable	600,711	753,962
Accrued interest and commissions	163,185	140,344
Deferred tax liability	332,605	387,813
Amounts due to third-parties under collection agreements	112,705	119,226
Accrued benefit cost for pensions	115,500	145,178
Accrued benefit cost for other retirement benefits	3,000	2,700
Dividends payable	13,136	12,623
Accounts payable of non-financial services sector subsidiaries	8,176	3,166
Amounts due to government agencies	26,242	29,539
Payroll related accruals	11,498	10,645
European Re-development Fund	40,196	37,023

	2,529,798	2,673,558

NOTE 24:	INSURANCE RESERVES

Property-casualty reserves

      Ethniki Hellenic General Insurance Company (“EH”), the insurance company of the Group has consistently made a provision for loss reserves by estimating the potential liability on a claim-by-claim basis. Activity in the liability for unpaid claims and claim adjustment expenses is summarized as follows:

	Year ended December 31,

	2001	2002	2003

	(EUR in thousands)
Reserve for unpaid claims and claim adjustment expenses as at January 1,	443,243	429,350	425,949
Incurred claims and claim adjustment expenses:
Provision for insured events of the current year	169,573	198,264	188,993
Change in provision for insured events of prior years	2,128	(25,001)	12,804

Total incurred claims and claim adjustment expenses	171,701	173,263	201,797
Payments
Claims and claim adjustment expenses attributable to insured events of the current year	(69,925)	(78,735)	(69,023)
Claims and claim adjustment expenses attributable to insured events of prior years	(108,860)	(113,649)	(117,375)

Total payments	(178,785)	(192,384)	(186,398)
Changes in unearned premium reserves	(6,809)	15,720	17,815

Reserves for unpaid claims and claim adjustment expenses as at December 31,	429,350	425,949	459,163

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

NOTE 25:	LONG-TERM DEBT

      Long-term debt (original maturities of more than one year) at December 31, 2003 comprised:

	Under		After
	1 year	1-5 years	5 years	TOTAL

	(EUR in thousands)
By remaining maturity
Senior Debt:
Fixed Rate	212	20,866	27,717	48,795
Variable Rate	4,748	19,081	747	24,576
Subordinated Debt:
Variable Rate	—	748,096	350,000	1,098,096

Total	4,960	788,043	378,464	1,171,467

Senior fixed rate debt

      The Group’s senior fixed rate debt of EUR 48,795 thousand at December 31, 2003 is denominated in EUR, carries a weighted average interest rate of 3.25%, matures through 2012 and pays interest semi-annually.

Senior variable rate debt

      The Group’s senior variable rate debt of EUR 24,576 thousand at December 31, 2003 matures through 2016 and pays interest quarterly. Debt denominated in EUR amounting to 12,022 thousand had a weighted average interest rate of 5.51%; US dollars denominated debt (converted to EUR 12,554 thousand) had a weighted average interest rate of 4.45%.

Subordinated variable rate debt

      In June 2002, NBG Finance plc, a wholly owned subsidiary of the Bank, announced an international offering to institutional investors of EUR 750 million subordinated floating rate notes guaranteed fully and unconditionally by the Bank due in June 2012. The deal was launched on June 12, 2002 with settlement on June 24, 2002. The notes may be redeemed at the option of the Bank in or after June 2007. The notes carry interest at EURIBOR (2.124% at December 31, 2003) plus 80 b.p. to June 2007 and EURIBOR plus 210 b.p. thereafter, which is paid quarterly. The subordinated loan is carried at amortized cost. The commissions and other costs related to the issuance of those notes are amortized as interest expense on a constant yield basis over the period from the placement to the first redemption option.

      In July 2003, NBG Funding Ltd, a wholly owned subsidiary of the Bank, issued EUR 350 million Series A Floating Rate Non — Cumulative Non Voting Preferred Securities guaranteed irrevocably and unconditionally by the Bank. The notes were issued at par on July 11, 2003. They are perpetual and may be redeemed after July 2013 by NBG Funding on any dividend date subject to the consent of the Bank. The notes carry interest at the 3-month EURIBOR plus 175 b.p. up until July 11, 2013 and EURIBOR plus 275 b.p. thereafter, which is paid quarterly. The subordinated loan is carried at amortized cost.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 26:	COMMITMENTS AND CONTINGENCIES

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

      The following tables summarize the Group’s off-balance-sheet financial instruments, whose contract amounts represent credit risk, as of December 31, 2002 and 2003.

	2002	2003

	(EUR in thousands)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit:
Commercial and personal	8,732,698	7,455,769
Commercial real estate	40,810	46,730
Residential real estate	185,063	215,262
Commercial letters of credit	207,380	275,195
Standby letters of credit and financial guarantees written	2,243,418	2,610,128

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

      Legal Contingencies. The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these maters is not expected to have a material adverse effect on the consolidated financial condition of the Group.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 27:	OTHER NON-INTEREST INCOME

      Other non-interest income at December 31, comprised:

	2001	2002	2003

	(EUR in thousands)
Insurance operations income	498,676	573,018	561,231
Warehouse fees	8,972	11,560	12,168
Hotel revenues	28,685	30,315	24,450
Profit on sales of properties	93,196	44,302	63,686
Other	177,463	140,423	153,605

Total	806,992	799,618	815,140

NOTE 28:	OTHER NON-INTEREST EXPENSE

      Other non-interest expense at December 31, comprised:

	2001	2002	2003

	(EUR in thousands)
Reinsurance premiums and insurance operating costs	541,488	586,616	557,964
Warehouses cost of services	2,134	3,421	2,131
Hotel running costs	19,838	20,883	19,728
Credit card costs	36,220	46,278	52,783
Broker costs	5,586	6,858	8,682
Other	268,868	295,074	336,976

Total	874,134	959,130	978,264

NOTE 29:	INCOME TAXES

      The significant components of the provision for income taxes for the years ended December 31, 2001, 2002 and 2003 are as follows:

	2001	2002	2003

	(EUR in thousands)
Tax provision:
Current tax payable	(246,216)	(179,532)	(208,704)
Deferred taxation	131,129	164,495	102,728

Total tax (expense )/ benefit	(115,087)	(15,037)	(105,976)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The differences between the statutory income tax rates and the effective tax rates are summarized as follows:

	2001	2002	2003

	(EUR in thousands)
Average statutory income tax rates(1)	36.75%	(34.87)%	34.13%
Effect of tax — exempt (income)/losses	19.65%	64.03%	13.33%
Effect of companies with losses	0.53%	29.28%	3.59%
Non deductible expenses	1.74%	33.64%	4.97%
Non deductible goodwill	—	—	18.70%
Statutory revaluation on fixed assets	—	—	(30.56)%
Other	(4.32)%	(11.35)%	(1.14)%

Average effective rate	54.35%	80.73%	43.02%

(1)	The average statutory income tax rates are used in view of the fact that the consolidated subsidiaries are taxed under different tax rates depending on the nature of their entrepreneurial activity, the jurisdiction in which taxes are levied.

     The significant components of deferred income tax assets and liabilities at December 31, comprised:

	2001	2002	2003

	(EUR in thousands)
Deferred Tax Assets:
Allowance for loan losses	11,613	14,186	7,454
Accrued expenses	1,849	5,713	6,752
Mark to market valuation of securities and derivative liabilities	166,219	181,388	166,286
Retirement Benefits	85,089	41,202	50,005
Insurance Reserves	16,851	6,351	7,051
Statutory revaluation on fixed assets	—	74,141	198,922
Other	12,021	24,270	45,281

Total deferred tax assets	293,642	347,251	481,751

Deferred Tax Liabilities:
Tax free reserves	(260,150)	(171,724)	(205,379)
Other(1)	(87,747)	(160,881)	(182,434)

Total deferred tax liabilities	(347,897)	(332,605)	(387,813)

Net deferred tax asset/(liability)	(54,255)	14,646	93,938

(1)	Consists mainly of the mark to market valuation of trading, available-for-sale securities and derivative assets.

     The deferred tax on the mark to market valuation of securities includes both trading and available-for-sale securities, as most of these mark to market valuations are not recognized for Greek income tax purposes.

      On December 24, 2002, the Greek Parliament approved legislation whereby companies were allowed for tax purposes to offset unrealized losses on the mark to market valuation of securities against gains on the revaluation of fixed assets. As fixed assets under US GAAP are stated at cost, a deferred tax asset was recognized. At the same time the deferred tax asset recognized on the mark to market valuation of securities was released.

      Tax-free reserves represent profits made on the sale of shares, property, bonds and other similar assets as well as income taxed at privileged rates such as interest earned on treasury bills and bonds, which are not distributed. These reserves are fully taxed upon distribution and have, therefore, been treated as temporary differences in the deferred tax computations.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 30:	RELATED PARTY TRANSACTIONS

      On December 27, 2001, the Bank extended a short-term loan facility to the Hellenic Republic. The loan, which was fully repaid on January 2, 2002, amounted to EUR 1,173,881 thousand. On December 31, 2001 interest accrued amounted to EUR 534 thousand, while total interest for the 5-day duration of the loan facility amounted to EUR 654 thousand.

      The Bank has entered into transactions with its directors, significant shareholders, and their affiliates (related parties). The aggregate amount of loans to such related parties totaled EUR 218,913, EUR 357,619 and EUR 294,391 thousand at December 31, 2001, 2002 and 2003 respectively. The terms extended to related parties are similar to those extended to unrelated parties.

      The Bank had loans due from the Hellenic Republic in the amount of EUR 1,559,880 thousand in 2001, EUR 255,978 thousand in 2002 and EUR 180,688 thousand in 2003.

      During 2003 the Bank entered into certain derivative transactions with the Hellenic Republic that were outstanding at year end. These transactions are recorded as derivative assets and had a fair value of EUR 17,151 thousand as at December 31, 2003. The terms extended to the Hellenic Republic are similar to those extended to unrelated parties.

NOTE 31:	FOREIGN EXCHANGE POSITION

      At December 31, 2003 the EUR equivalent of the assets and liabilities, which are denominated in foreign currency, amounted to EUR 10,544,984 thousand (EUR 12,020,642 thousand for 2002 and EUR 11,878,043 thousand for 2001) and EUR 10,806,356 thousand (EUR 11,913,031 thousand for 2002 and EUR 12,738,437 thousand for 2001) respectively.

NOTE 32:	ADDITIONAL PAID-IN CAPITAL

      By resolution of the General Meeting of Shareholders, dated April 26, 2001, the share capital of the Bank was decreased by EUR 27,493 thousand with the cancellation of 6,461,096 own shares purchased on December 15, 2000 by the Public Company for Transferable Securities SA (PCTS) pursuant to the agreement signed on December 13, 2000 between the Bank and PCTS ratified by article 11 of L. 2892/9.3.2001. As a result of this transaction, additional paid-in capital was reduced by EUR 229,881 thousand.

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

      By resolution of the General Meeting of Shareholders, dated November 26, 2001, the share capital of the Bank was decreased by EUR 29,074 thousand resulting from the cancellation of 6,461,100 own shares deriving from the conversion of 1,615,275 convertible bonds that were bought back by the PCTS on December 15, 2000 pursuant to the agreement signed on 13 December 2000. As a result of this transaction additional paid-in capital was reduced by EUR 30,897 thousand.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 33:	EARNINGS PER SHARE DATA

      Basic earnings per share is computed by dividing net income for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year (Amounts in EUR thousand, except share and per share data).

	2001	2002	2003

Net Income	204,974	126,873	127,496

Net Income adjusted for diluted computation	204,974	126,873	127,496

Weighted Average common share outstanding	309,775,325	313,005,466	317,317,496

Adjusted for diluted computation	309,775,325	313,005,466	317,317,496

Earnings per common share — basic	EUR0.66	EUR0.41	EUR0.40
Earnings per common share — assuming dilution	EUR0.66	EUR0.41	EUR0.40
Income before extraordinary item and effect of accounting change	175,927	30,768	127,496

Income before extraordinary item and effect of accounting change adjusted for diluted computation	175,927	30,768	127,496

Earnings per common share (before effect of accounting change) — basic	EUR0.57	EUR0.10	EUR0.40
Earnings per common share (before effect of accounting change) — assuming dilution	EUR0.57	EUR0.10	EUR0.40

NOTE 34:	REGULATORY MATTERS

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

      As of December 31, 2003, the Bank was adequately capitalized under the applicable regulatory framework. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based and Tier I risk based ratios as set forth in the table below. There are no conditions or events since December 31, 2003 that management believes have changed the Bank’s compliance with capital requirements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Bank’s actual capital amounts and ratios are also presented in the table below (amounts are expressed in EUR thousand, except ratios):

			For Capital
			Adequacy Purposes
	Actual		Minimum Required

	Amount	Ratio	Amount	Ratio

As of December 31, 2003:
Total Capital	3,553,845	15.5%	1,834,243	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	2,471,942	10.7%	924,090	4.0%
(to Risk-Weighted Assets)
As of December 31, 2002:
Total Capital	2,729,176	12.6%	1,738,329	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	2,053,076	9.5%	869,165	4.0%
(to Risk-Weighted Assets)
As of December 31, 2001:
Total Capital	2,362,465	11.3%	1,678,483	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	2,077,787	9.9%	839,242	4.0%
(to Risk-Weighted Assets)

      The actual capital amounts and ratios for the Group are presented in the table below (amounts are expressed in EUR thousand, except ratios):

			For Capital
			Adequacy Purposes
	Actual		Minimum Required

	Amount	Ratio	Amount	Ratio

As of December 31, 2003:
Total Capital	3,473,525	12.9%	2,154,123	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	2,729,344	10.1%	1,080,928	4.0%
(to Risk-Weighted Assets)
As of December 31, 2002:
Total Capital	2,600,014	10.4%	2,006,556	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	1,842,391	7.4%	1,003,278	4.0%
(to Risk-Weighted Assets)
As of December 31, 2001:
Total Capital	2,444,901	10.2%	1,917,570	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	2,170,401	9.0%	958,785	4.0%
(to Risk-Weighted Assets)

NOTE 35:	FAIR VALUE OF FINANCIAL INSTRUMENTS

      Management uses its best judgment in estimating the fair value of the Group’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Group could have

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year-ends, and have not been re-evaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

      The following information should not be interpreted as an estimate of the fair value of the entire Group since a fair value calculation is only provided for a limited portion of the Group’s assets. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Group’s disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Group’s financial instruments at December 31, 2002 and 2003:

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

	Year ended December 31,

	2002		2003

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

	(EUR in thousands)		(EUR in thousands)
Financial Assets:
Cash and due from banks	764,512	764,512	789,920	789,920
Deposits with central bank	203,036	203,036	530,424	530,424
Federal funds sold and securities purchased under agreements to resell	4,744,943	4,744,943	3,458,270	3,458,270
Interest bearing deposits with banks	5,486,932	5,486,932	5,068,936	5,068,202
Money market investments	125,448	125,448	92,955	92,955
Trading assets	15,278,098	15,278,098	13,788,871	13,788,871
Derivative assets	75,625	75,625	157,766	157,766
Securities available-for-sale	3,843,962	3,843,962	5,514,615	5,514,615
Loans, net of allowance	19,620,180	20,808,883	21,885,547	23,206,807
Customers’ liability on acceptances	1,572	1,572	295	295
Accrued interest receivable	805,172	805,172	649,812	649,812

Total financial assets	50,949,480	52,138,183	51,937,411	53,257,937

Financial Liabilities:
Total deposits	40,288,833	40,959,914	42,042,945	42,044,255
Central bank borrowings	6,804	6,804	6,804	6,804
Federal funds purchased and securities sold under agreements to repurchase	8,278,892	8,278,892	6,078,897	6,078,897
Derivative liabilities	471,938	471,938	286,854	286,854
Other borrowed funds	236,458	236,458	190,785	190,785
Acceptances outstanding	1,572	1,572	295	295
Long-term debt	813,947	812,620	1,171,467	1,199,621

Total financial liabilities	50,098,444	50,768,198	49,778,047	49,807,511

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 36:	SEGMENT INFORMATION

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

									Non-interest
	Total Assets		Interest Income		Interest expense		Non-interest income		expense

	(EUR in		(EUR in		(EUR in		(EUR in		(EUR in
	thousands)%		thousands)%		thousands)%		thousands)%		thousands)%

December 31, 2001:
Banking-Greek	40,587,075	73.9%	1,872,695	71.4%	1,095,927	78.7%	287,290	27.2%	925,295	48.7%
Banking Foreign	11,188,800	20.4%	636,548	24.3%	271,415	19.5%	84,920	8.0%	238,685	12.5%
Investment banking	1,334,797	2.4%	54,411	2.1%	25,581	1.8%	60,895	5.8%	41,213	2.2%
Global Investment & Private Banking	59,234	0.1%	1,287	0.0%	—	0.0%	31,068	2.9%	5,817	0.3%
Investment Activities	272,440	0.5%	7,922	0.3%	1	0.0%	(112,855)	(10.7)%	13,068	0.7%
Insurance	1,141,350	2.1%	41,538	1.6%	—	0.0%	573,754	54.4%	623,786	32.8%
Other-Greek(1)	339,343	0.6%	5,469	0.2%	42	0.0%	131,478	12.4%	54,095	2.8%
Other Foreign	17,626	0.0%	1,440	0.1%	147	0.0%	424	0.0%	672	0.0%

Total	54,940,665	100%	2,621,310	100%	1,393,113	100%	1,056,974	100%	1,902,631	100%

					Depreciation and		Revenue from
	Net income before		Income Tax		amortization		transactions with
	taxes		(Expense)/Benefit		expense		other segments

	(EUR in		(EUR in		(EUR in		(EUR in
	thousands)%		thousands)%		thousands)%		thousands)%

December 31, 2001:
Banking-Greek	138,667	65.5%	(97,350)	84.6%	85,250	65.3%	255,302	75.8%
Banking Foreign	151,492	71.6%	(5,834)	5.1%	22,811	17.5%	46,321	13.8%
Investment banking	25,506	12.0%	(3,715)	3.2%	6,339	4.9%	4,795	1.4%
Global Investment & Private Banking	26,539	12.5%	(1,752)	1.5%	610	0.5%	255	0.1%
Investment Activities	(118,762)	(56.1)%	3,249	(2.8)%	1,955	1.5%	3,956	1.2%
Insurance	(8,021)	(3.8)%	3,319	(2.9)%	4,945	3.8%	10,186	3.0%
Other-Greek(1)	(4,719)	(2.2)%	(13,004)	11.3%	8,505	6.5%	16,026	4.7%
Other Foreign	1,052	0.5%	—	0.0%	62	0.0%	3	0.0%

Total	211,754	100%	(115,087)	100%	130,477	100%	336,844	100%

(1)	Included in Other-Greek are mutual fund operations, as well as non-financial services subsidiaries in Greece.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

							Non-interest		Non-interest
	Total Assets		Interest Income		Interest expense		income		expense

	(EUR in		(EUR in		(EUR in		(EUR in		(EUR in
	thousands)%		thousands)%		thousands)%		thousands)%		thousands)%

December 31, 2002:
Banking-Greek	42,387,350	76.7%	1,688,403	69.8%	790,282	67.2%	125,923	13.0%	1,053,779	50.6%
Banking Foreign	10,646,071	19.3%	663,546	27.5%	369,592	31.5%	115,660	12.0%	211,758	10.2%
Investment banking	441,695	0.8%	16,172	0.7%	15,029	1.3%	39,152	4.1%	15,779	0.8%
Global Investment & Private Banking	72,356	0.1%	391	0.0%	—	0.0%	22,106	2.3%	5,176	0.2%
Investment Activities	187,153	0.3%	6,287	0.3%	61	0.0%	(55,117)	(5.7)%	18,912	0.9%
Insurance	1,054,717	1.9%	31,201	1.3%	—	0.0%	663,617	68.7%	717,423	34.5%
Other-Greek(1)	425,470	0.8%	8,254	0.3%	28	0.0%	53,422	5.5%	58,461	2.8%
Other Foreign	31,405	0.1%	2,444	0.1%	31	0.0%	509	0.1%	894	0.0%

Total	55,246,217	100%	2,416,698	100%	1,175,023	100%	965,272	100%	2,082,182	100%

					Depreciation and		Revenue from
	Net Income before		Income Tax		amortization		transactions		Extraordinary
	taxes		(Expense)/Benefit		expense		with other segments		item

	(EUR in		(EUR in		(EUR in		(EUR in		(EUR in
	thousands)%		thousands)%		thousands)%		thousands)%		thousands)%

December 31, 2002:
Banking-Greek	(145,102)	779.0%	19,206	(127.7)%	83,466	68.3%	248,606	115.5%	48,228	50.2%
Banking Foreign	171,163	(918.9)%	(22,207)	147.7%	21,513	17.6%	(77,472)	(36.0)%	—	0.0%
Investment banking	24,516	(131.6)%	(1,437)	9.6%	927	0.8%	8,957	4.2%	—	0.0%
Global Investment & Private Banking	17,321	(93.0)%	(904)	6.0%	137	0.1%	332	0.2%	—	0.0%
Investment Activities	(67,803)	364.0%	(5,121)	34.1%	5,826	4.8%	4,444	2.1%	—	0.0%
Insurance	(22,605)	121.4%	2,083	(13.9)%	6,046	4.9%	14,196	6.6%	47,877	49.8%
Other-Greek(1)	1,976	(10.7)%	(6,867)	45.7%	4,277	3.5%	16,085	7.4%	—	0.0%
Other Foreign	1,908	(10.2)%	210	(1.5)%	86	0.0%	3	0.0%	—	0.0%

Total	(18,626)	100%	(15,037)	100%	122,278	100%	215,151	100%	96,105	100%

(1)	Included in Other-Greek are mutual fund operations, as well as non-financial services subsidiaries in Greece.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

							Non-interest		Non-interest
	Total Assets		Interest Income		Interest expense		income		expense

	(EUR in		(EUR in		(EUR in		(EUR in		(EUR in
	thousands)%		thousands)%		thousands)%		thousands)%		thousands)%

December 31, 2003:
Banking-Greek	43,317,261	78.3%	1,565,583	73.5%	535,266	65.0%	324,384	24.9%	1,182,938	53.2%
Banking Foreign	9,548,696	17.3%	514,484	24.2%	283,018	34.4%	156,298	12.0%	251,443	11.3%
Investment banking	288,286	0.5%	5,669	0.3%	5,031	0.6%	42,606	3.3%	20,388	0.9%
Global Investment & Private Banking	56,876	0.1%	26	0.0%	44	0.0%	31,914	2.5%	6,601	0.3%
Investment Activities	277,683	0.5%	6,576	0.3%	102	0.0%	41,802	3.2%	22,876	1.0%
Insurance	1,188,622	2.1%	23,595	1.1%	0	0.0%	642,391	49.3%	690,742	31.1%
Other-Greek(1)	595,117	1.1%	10,783	0.4%	93	0.0%	62,805	4.7%	47,102	2.1%
Other Foreign	55,358	0.1%	3,617	0.2%	0	0.0%	1,270	0.1%	1,275	0.1%

Total	55,327,899	100%	2,130,333	100%	823,554	100%	1,303,470	100%	2,223,365	100%

					Depreciation and		Revenue from
	Net income before		Income Tax		amortization		transactions with
	taxes		(Expense)/Benefit		expense		other segments

	(EUR in		(EUR in		(EUR in		(EUR in
	thousands)%		thousands)%		thousands)%		thousands)%

December 31, 2003:
Banking-Greek	46,232	18.8%	(39,394)	37.2%	72,341	68.0%	(56,127)	25.0%
Banking Foreign	122,202	49.6%	(69,400)	65.5%	23,908	22.5%	(133,572)	59.5%
Investment banking	22,856	9.3%	(7,700)	7.3%	714	0.7%	(4,527)	2.0%
Global Investment & Private Banking	25,295	10.3%	(6,981)	6.6%	190	0.2%	(305)	0.1%
Investment Activities	25,400	10.3%	1,561	(1.5)%	732	0.7%	(4,625)	2.1%
Insurance	(24,756)	(10.1)%	(13,288)	12.5%	6,105	5.7%	(18,121)	8.1%
Other-Greek(1)	25,593	10.4%	29,672	(28.0)%	2,022	1.9%	(7,106)	3.2%
Other Foreign	3,519	1.4%	(446)	0.4%	331	0.3%	(16)	0.0%

Total	246,341	100%	(105,976)	100%	106,343	100%	(224,399)	100%

(1)	Included in Other-Greek are mutual fund operations, as well as non-financial services subsidiaries in Greece.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 37:	EMPLOYEE BENEFIT PLANS

a)	Defined Contribution Plans Covered by Greek Law 2084/1992

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

      In 1992, the Greek Parliament passed Law 2084/1992 which, considering the provisions of other laws mentioned above, limits the Group’s obligation to fund these “main plan” deficits up to the funding deficits which existed in 1992 for each plan. The effect of the change in legislation was to limit the Group’s funding obligations to the standard contributions set out by the Ministry of Labour and Social Security plus each fund’s deficit as of 1992.

National Bank of Greece Main Pension Plan

      The Bank’s Main Pension Plan provided for defined contributions to be made by the Bank at a rate of 25.6% in 2001, 26.5% in 2002 and 2003 of the employee’s salary, for employees insured with National Bank of Greece main pension plan prior to 31.12.1992. The corresponding rate for employees insured by any social security fund after 01.01.1993 was 13,33% for 2001, 2002 and 2003. Such contributions totaled approximately EUR 87.45 million, EUR 87.89 million and EUR 88.30 million in 2001, 2002 and 2003 respectively. In addition, the Bank must fund amounts up to EUR 25.24 million per annum for any funding deficits, to the extent that any funding deficit occurs in that year. Current projections indicate that such funding deficits will arise again in 2008 and thereafter. The opinion of the Bank’s legal counsel is that, in accordance with Greek Law 2084/1992, annual funding deficits above EUR 25.24 million are not the responsibility of the Bank. Employee contributions are 11% of the employee’s salary, for employees insured with National Bank of Greece main pension plan prior to 31.12.1992. The corresponding rate for employees insured by any social security fund after 01.01.1993 was 6,67% for 2001, 2002 and 2003. The benefits paid are determined by a formula, which takes into account years of service with the Bank and the employee’s final salary. The annual pension after 35 years of service is approximately 80% of final pensionable pay. Final pensionable pay is typically less than 75% of actual pay. Subsequent to the merger of the Bank with ETEBA in December 2002, all ETEBA’s employees joined the Bank’s main pension plan.

Plans previously reported as Defined Benefit Plans

      The following plans, which were previously accounted for as defined benefit plans, are accounted for in 2002 and 2003, either as a defined contribution plan or a plan no longer sponsored by the Bank. In the opinion of the Group’s legal counsel, following the enactment of Law 3029/11.07.2002, on “Reform of the Social Security System”, the Group is under no obligation to cover possible future plan deficits for certain plans which were previously accounted for as defined benefit plans. Under the provisions of Law 3029/11.07.2002, the Greek State shall undertake the obligation to fund the deficits of these plans. The settlement of these plans resulted in a loss of Euro 38.3 million, which has been accounted for as extraordinary item.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

National Bank of Greece Lump Sum Benefit Plan

      The Bank prior to 2002 made contributions to a benefit plan, which provides for a lump sum to be paid upon retirement, equal to 14.5 times final pensionable pay multiplied by a service-related percentage. The percentage is 175% after 20 years’ service, and 270% after 35 years’ service. For individuals who joined after January 1, 1993 a benefit of 70% of the average of the final five years’ pensionable pay multiplied by years of service will be paid. Accrued benefits are also paid on an earlier date in the event of death or disability. According to Law 2084/92, the Bank is no longer required to make contributions to this plan and pursuant to the provisions of Law 3029/11.07.2002 discussed above, as of July 11, 2002 this is no longer a plan sponsored by the Bank.

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

National Bank of Greece Auxiliary Pension Plan

      The Bank’s Auxiliary Pension Plan provides for defined contributions to be made by the Bank at a rate of 9.0% of the employee’s salary. Such contributions totaled approximately EUR 31.11 million, EUR 30.73 million and EUR 31.02 million in 2001, 2002 and 2003 respectively. Employees contribute at a rate of 3.5% of their salary. The benefits paid are determined by a formula, which takes into account years of service with the Bank and the employee’s final pensionable pay. Final pensionable pay is typically less than 75% of actual pay. Subsequent to the merger of the Bank with ETEBA in December 2002, all ETEBA’s employees joined the Bank’s auxiliary pension plan.

c)	Other Defined Contribution Plans

      The Group makes contributions to other foreign defined contribution pension plans. Group contributions total approximately EUR 1.17 million, EUR 1.40 million and EUR 1.86 million in 2001, 2002 and 2003 respectively.

d)	Defined Benefit Pension Plans

      In addition to the plans discussed above, the Bank and its subsidiaries sponsor as is common in Greek companies, other pension plans covering substantially all employees, some of which are similar to the main and auxiliary plans discussed above but do not have legally limited funding responsibilities. The pensions vary in their specific features, but most are contributory, final pay and accumulated years of service-based defined benefit

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

plans. The funding policies vary slightly but typically include employee and employer defined monthly contributions in accordance with Greek laws regarding such plans. Plan assets primarily consist of debt and equity securities issued by the Hellenic Republic, its agencies, and other Greek corporations. Some companies within the Group also provide termination indemnities. These are partially financed through internal company accruals. Benefits paid out were EUR 5.58 million, EUR 2.90 million and EUR 3.60 million over 2001, 2002 and 2003 respectively.

      Net periodic pension costs for these defined benefit plans include the following components for the years ended December 31:

	2001	2002	2003

	(EUR in millions)
Service cost	11.2	9.4	11.9
Interest cost	44.4	14.2	15.3
Expected return on plan assets	(60.1)	(8.0)	(7.2)
Amortization of actuarial gains	(1.8)	4.4	2.7
Amortization of transition obligation	10.3	4.8	4.8
Amorization of prior year cost	—	—	(0.1)
Additional charge for acquisition	—	5.4	22.9

Net periodic pension cost	4.0	30.2	50.3

Admission of new employees and other	—	15.0	—
Extraordinary charge	—	38.3	—

      The aggregated funding status recognized in the consolidated balance sheet is reconciled below as follows for the years ended December 31:

	2001	2002	2003

	(EUR in millions)
Change in benefit obligation:
PBO, beginning of year	752.9	809.3	280.8
Service cost	11.2	9.4	11.9
Interest cost	44.4	14.2	15.3
Employee contributions	25.0	5.5	7.1
Actuarial gain	39.7	0.4	26.4
Adjustment for disposal and other	0.4	(540.7)	24.6
Benefits paid	(64.3)	(17.3)	(18.1)
Expenses	—	—	(0.1)
Prior Service Cost arising over last period	—	—	0.1

PBO, end of year	809.3	280.8	348.0

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2001	2002	2003

	(EUR in millions)
Change in plan assets:
Fair value, beginning of year	743.9	627.5	111.3
Actual return on assets	(97.0)	(4.5)	12.6
Adjustment for disposals and other	0.7	(514.4)	1.2
Employer contributions	19.2	14.5	17.6
Employee contributions	25.0	5.5	7.1
Expenses	—	—	(0.3)
Benefits paid	(64.3)	(17.3)	(14.5)

Fair value, end of year	627.5	111.3	135.0
Funded status, end of year	(181.9)	(169.6)	(213.0)
Unrecognized net obligation existing at transition	21.1	4.8	—
Unrecognized prior service cost	—	—	0.1
Unrecognized net loss	113.2	49.3	67.8

Accrued benefit cost	(47.6)	(115.5)	(145.1)

      The weighted-average assumptions used in determining the projected benefit obligation and net periodic pension cost of such plans at December 31 are as follows:

	2001	2002	2003

Discount rate	6.0%	5.5%	5.5%
Expected return on plan assets	7.0%	6.5%	6.5%
Rate of compensation increase	4.5%	4.5%	4.0%

e)	Post-retirement Benefit Plans Other Than Pensions:

      The Group also sponsors benefit plans, which provide for various health benefits including post-retirement health benefits. The funding policies vary slightly but typically include employee and employer defined period contributions in accordance with Greek laws regarding such plans. Plan assets in 2001 and 2002 primarily consisted of debt and equity securities.

Post-Retirement Benefit Plans Other Than Pensions previously accounted for as Defined Benefit Plans

Ethniki Hellenic General Insurance Company Health Plan (T.A.P.A.E.) and National Bank of Greece Health Plan (T.Y.P.E.T)

      The above post-retirement health plans, which were previously accounted for as defined benefit plans, are accounted for in 2002, as defined contribution plans. In the opinion of the Group’s legal counsel, following the enactment of Law 3029/11.07.2002, on “Reform of the Social Security System”, the Group is under no obligation to cover possible future plan deficits for plans which were previously accounted for as defined benefit plans.

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

      The settlement of these plans resulted in a gain of EUR 212.9 million, which has been accounted for as extraordinary item.

      Net periodic post-retirement benefit cost included the following components for the years ended December 31:

	2001	2002	2003

	(EUR in millions)
Service cost	17.0	—	—
Interest cost	32.0	0.2	0.2
Expected return on plan assets	(11.0)	—	—
Amortization of actuarial gain	(0.6)	—	—
Amortization of transition obligation	13.9	—	—
Amortization of unrecognized net (gain)/loss	—	—	0.2
Amortization of prior service cost	—	—	0.2
Adjustment for disposal and other	—	—	(0.4)

Net periodic benefit cost	51.3	0.2	0.2

Other	—	(1.0)	—
Extraordinary credit	—	(212.9)	—

      The aggregated funding status for other post-retirement benefit costs recognized in the consolidated balance sheet is reconciled below as follows for the years ended December 31:

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2001	2002	2003

	(EUR in millions)
Change in benefit obligation:
APBO, beginning of year	539.0	639.3	3.0
Service cost	17.0	—	—
Interest cost	31.9	0.2	0.2
Employee contributions	—	—	—
Actuarial gain	65.1	0.6	0.5
Adjustment for overseas consolidation	(0.1)	(637.0)	(0.8)
Benefits paid	(13.6)	(0.1)	(0.1)
Prior service cost arising over last period	—	—	0.1

APBO, end of year	639.3	3.0	2.9

Change in plan assets:
Fair value, beginning of year	136.5	103.7	—
Actual return on assets	(36.1)	—	—
Adjustment for consolidation	—	(103.7)	—
Employer contributions	16.9	—	—
Employee contributions	—	—	—
Benefits paid	(13.6)	—	—

Fair value, end of year	103.7	—	—
Funded status, end of year	(535.6)	(3.0)	(2.9)
Unrecognized net obligation existing at transition	180.9	—	(0.1)
Unrecognized net loss	137.2	—	0.3

Accrued benefit cost	(217.5)	(3.0)	(2.7)

      The weighted-average assumptions used in determining the post-retirement projected benefit obligation and net periodic pension cost of such plans at December 31, are as follows:

	2001	2002	2003

Discount rate	6.0%	5.5%	5.5%
Expected return on plan assets	7.0%	6.5%	6.5%
Rate of compensation increase	4.5%	4.5%	4.0%

      These assumptions have a significant effect on the amounts reported above. A sensitivity analysis follows:

	2001	2002	2003

	(EUR in millions)
Effect of a 1% increase in assumed costs:
Effect on service and interest cost	13.5	0.0	0.0
Effect on APBO	118.3	0.6	0.1
Effect of a 1% decrease in assumed costs:
Effect on service and interest cost	(11.7)	(0.0)	(0.0)
Effect on APBO	(103.6)	(0.5)	(0.1)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 38:	ACCUMULATED OTHER COMPREHENSIVE INCOME

      The components of accumulated other comprehensive income, net of taxes, comprise:

			Accumulated
	Foreign	Unrealized Gains on	Other
	Currency	Available-for-Sale	Comprehensive
	Items	Securities	Income

		(EUR in thousands)
Balance, January 1, 2001	10,694	(52,314)	(41,620)
Changes during 2001	15,630	(5,861)	9,769

Balance, December 31, 2001	26,324	(58,175)	(31,851)
Changes during 2002	(23,691)	(33,866)	(57,557)

Balance, December 31, 2002	2,633	(92,041)	(89,408)

Changes during 2003	(23,572)	110,072	86,500

Balance, December 31, 2003	(20,939)	18,031	(2,908)

NOTE 39:	POST BALANCE SHEET EVENTS

(a)	NBG Greek Private Equity Fund LP

      In February 2004, with a a capital commitment of EUR 20,000 thousand from the Bank the NBG Greek Private Equity Fund LP was established.

(b)	Change in tax base of fixed assets

      On February 10, 2004 the Greek Parliament approved legislation whereby companies were allowed for tax purposes to revalue land and buildings to their current market value. Companies were required to pay tax ranging from 2% to 10% on the difference between the tax cost prior to the revaluation and the revalued amount, depending on whether the resulting revaluation surplus is capitalized. Companies are then allowed to depreciate for tax purposes the revalued amount of the buildings and any capital gain or loss on the sale of land and buildings will be calculated with reference to the revalued amounts less any depreciation charge following the revaluation. For companies to be able to benefit from this legislation, fixed assets are to be revalued effective December 31, 2003 in the statutory financial statements.

      The Group took advantage of the tax benefits offered by this legislation and revalued for tax and statutory purposes its land and buildings to their market value, effective December 31, 2003. As fixed assets under US GAAP are stated at cost, a deferred tax asset amounting to EUR 281,717 thousand was recognized on February 10, 2004 the date of enactment of the retroactive legislation in accordance with US GAAP.

(c)	Disposal of Holding in YES Leasing S.A., an equity investee.

      On February 18, 2004 the Group disposed of its entire holding of 49% in YES Leasing S.A. for EUR 1,917 thousand. In 2003, YES Leasing S.A. was accounted for as an equity method investment. As result of this transaction, the Group recognized, in 2004, a profit on disposal amounting to EUR 231 thousand.

(d)	Acquisition of additional shares Banca Romaneasca S.A.

      On March 04, 2004 the Group acquired 9.22% of Banca Romaneasca S.A. The acquisition, was effected through the payment of cash consideration USD 3,588 thousand (EUR 2,954 thousand). After this acquisition the Group had a controlling interest of 90.87% in Banca Romaneasca S.A.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(e)	Dividends Declared

      On May 18, 2004 at the Annual General Meeting of the shareholders of the Bank, the shareholders approved a cash dividend of EUR 0.65 per share and a stock dividend of 3 shares for every 10 shares outstanding. These new shares were issued on June 18, 2004.

(f)	Approval of buy-back program of own shares

      On May 18, 2004 at the Annual General Meeting of the shareholders of the Bank, the shareholders approved the buy-back program of own shares of the Bank pursuant to Article 16, par. 5 et seq. of Cod. Law 2190/1920, according to which the Bank is entitled to purchase own shares up to 5% of its paid up share capital, between a minimum price of EUR 4.5 and a maximum of EUR 35 per share.

NOTE 40:	RECLASSIFICATION

      Certain amounts in prior periods have been reclassified to conform to the current presentation.

ITEM 19     EXHIBITS

Exhibit
Number	Description of Exhibits

1	An English translation of the Articles of Association of the Bank, as amended with effect from May 23, 2003*
8	Subsidiaries of the Bank.
11	Code of Ethics for Financial Professionals.
12.1	Certification of the Chairman and Governor, the Deputy Governor and the Chief Financial Officer and Chief Operations Officer pursuant to Rule 13(a)-14(a) of the Securities Exchange Act of 1934.
13.1	Certification of Chairman and Governor, Deputy Governor and CFO and COO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* previously filed

Signatures

      The registrant hereby certifies that it meets all of the requirements for this filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NATIONAL BANK OF GREECE S.A.
(Registrant)

By:	/s/ TAKIS ARAPOGLOU

Name: Takis Arapoglou
Title: Chairman and Governor

Date: June 25, 2004