Form 20-F
period 2005-06-25
NATIONAL BANK OF GREECE SA
filed 2005-07-15
CIK 1096061

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: [        ]

EQNIKH TRAPEZA THS ELLADOS A.E.
 (Exact name of Registrant as specified in its charter)

NATIONAL BANK OF GREECE S.A.
 (Translation of Registrant's Name into English)

THE HELLENIC REPUBLIC
(Jurisdiction of incorporation or organization)

86 Eolou Street
10232 Athens, Greece
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Name of each exchange on which registered
American Depositary Shares	New York Stock Exchange
Ordinary Shares	New York Stock Exchange*
*
Not for trading but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934:
None

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Securities Exchange Act of 1934:
None

        Number of outstanding shares of each of the Registrant's classes of capital or common stock as at December 31, 2004, the close of the period covered by the annual report:

331,575,511 Ordinary shares of nominal value € 4.50 per share

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

        Historically, Greek law prohibited banks from engaging directly in financial services activities outside their traditional deposit and loan functions. Therefore, specialized financial institutions were established in Greece, each for the provision of a particular type of financial service. A Greek bank that sought to provide multiple financial services to its customers would create several subsidiaries, each a specialized institution within the bank's integrated group of diverse financial services companies. As a consequence of this legal restriction and historical practice, the Greek financial services sector today is characterized by a group of specialized companies established around a principal bank. National Bank of Greece S.A. is such a principal bank, around which its consolidated subsidiaries are organized.

        All references in this annual report on Form 20-F (the "Annual Report") to the "Bank" or "NBG" are to National Bank of Greece S.A. on a stand-alone basis and do not include the Bank's consolidated subsidiaries. The Bank and its consolidated subsidiaries, collectively, are referred to in this Annual Report as the "NBG Group" or the "Group." References to "NMB" are to National Mortgage Bank S.A., a domestic mortgage bank which was merged into the Bank on October 2, 1998. Also, references to "ETEBA" are to National Bank for Investment and Industrial Development, a domestic investment bank which was a majority-owned subsidiary of the Bank until December 2002, when it was merged into the Bank. All references in this Annual Report to "we," "us" or "our" are to the NBG Group as a whole.

        References to "DEKA" are to the Public Company for Transferable Securities S.A., a company organized under the laws of the Hellenic Republic, which is wholly owned by the Hellenic Republic and which acts as a holding company for the Hellenic Republic's equity investments in various Greek companies, including NBG.

Currency and Financial Statement Presentation

        The NBG Group operates in many countries and earns money and makes payments in many different currencies. All references to "Greek drachmas," "drachmas," "Drs." or "GRD" are to Greek drachmas, all references to "$," "U.S. dollars," "USD" or "US$" are to United States dollars, all references to "ECU" are to the European Currency Unit of the European Union ("EU") basket of currencies prior to its replacement by the euro, and all references to "€", "EUR" or to "euro" are to the lawful currency of the member states of the European Union that have adopted the single currency in accordance with the Treaty Establishing the European Community, as amended by the Treaty on European Union and the Treaty of Amsterdam. References to "EMU" are to the European Economic and Monetary Union. All references to "CDN$" are to Canadian dollars, all references to "R" are to South African rand, all references to "CYP" are to Cyprus pounds, all references to "BGN" are to Bulgarian leva and all references to "ROL" are to Romanian lei.

        Greece adopted the euro as its national currency on January 1, 2001, at which time the drachma ceased to exist as a separate legal currency. From January 1, 2001, the Greek drachma became the national denomination of the euro in Greece and was fixed against the euro at a rate of €1.00 = GRD 340.750. On January 1, 2002, euro bank notes and coins were introduced in the EMU countries and on March 1, 2002, drachmas (and all other national denominations of the euro) ceased to be legal tender and were replaced entirely by euro notes and coins. Financial statements for the NBG Group are therefore expressed in euro in this Annual Report. Financial statements and information for the years ended December 31, 2000 and 2001 were recorded in Greek drachmas and have been re-expressed in euro, based on the fixed rate of €1.00 = GRD 340.750, to conform to the current presentation.

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

dollars, where indicated, have been made at the noon buying rate for cable transfers of euro into U.S. dollars of US$1.00 = €0.826, as reported by the Federal Reserve Bank of New York (the "Noon Buying Rate") on June 15, 2005. Similar convenience translations, such as translations of Canadian dollars, South African rand, Cyprus pounds, Macedonian denars, Bulgarian leva and Romanian lei into U.S. dollars, where indicated, have been made at the respective rates of Canadian dollars 1.2397 per US$1.00, South African rand 6.7713 per US$1.00, Cyprus pounds 0.4769 per US$1.00, Macedonian denars 50.6140 per US$1.00, Bulgarian leva 1.6205 per US$1.00, and Romanian lei 30,000.00 per US$1.00. These are the respective Noon Buying Rates for the stated currencies on June 15, 2005.

        The table below sets out the highest and lowest exchange rate between the euro and the U.S. dollar, for each of the completed five months preceding the filing of this Annual Report and for the current month, to June 20, 2005:

		Euro
Month
	US$1.00=	High	Low
January, 2005		0.7730	0.7404
February, 2005		0.7836	0.7541
March, 2005		0.7736	0.7454
April, 2005		0.7806	0.7647
May, 2005		0.8110	0.7720
June, 2005		0.8309	0.8117

        The table below sets out the average exchange rates between the drachma and the U.S. dollar for the year ended December 31, 2000, the period preceding the adoption of the euro as a legal currency in Greece. The table also sets forth the average exchange rates between the euro and the U.S. dollar for each of the four years ended December 31, 2001, 2002, 2003 and 2004 and for the current annual period through June 20, 2005, as well as the average exchange rates between the ECU and the U.S. dollar for the previous year. The following exchange rates have been calculated using the average of the Noon Buying Rates for drachmas and euro (or ECUs, as applicable), respectively, during each of the past five annual periods, and for the current period through June 20, 2005.

Annual Period	US$1.00=	GRD	Euro/ECU
2000		365.9	1.0832
2001		n/a	1.1218
2002		n/a	1.0578
2003		n/a	0.8833
2004		n/a	0.8039
2005 (through June 30, 2005)		n/a	0.7783

Special Note Regarding Forward Looking Statements

        This Annual Report includes forward-looking statements. Such items in this Annual Report include, but are not limited to, statements under Item 4.B, "Business Overview." Such statements can be generally identified by the use of terms such as "believes," "expects," "may," "will," "should," "would," "could," "plans," "anticipates" and comparable terms and the negatives of such terms. By their nature, forward-looking statements involve risk and uncertainty, and the factors described in the context of such forward-looking statements in this Annual Report could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about the Group, including, among other things:

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

  •
  volatility in the world's securities markets;

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

ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3    KEY INFORMATION

A. Selected Financial Data

        The following information as at, and for the years ended, December 31, 2000, 2001, 2002, 2003 and 2004 has been derived from the consolidated financial statements of the Group. These financial statements have been prepared in accordance with U.S. GAAP and have been audited by Deloitte Hadjipavlou Sofianos & Cambanis S.A. The selected financial and operating data should be read in conjunction with Item 5 in this Annual Report and with the Group's audited U.S. GAAP financial statements and the notes thereto as at December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 (the "U.S. GAAP Financial Statements") included elsewhere in this Annual Report.

        The following tables set forth selected financial information for the Group for the years ended December 31, 2000, 2001, 2002, 2003 and 2004.

	Year ended December 31,
	2000(1) EUR	2001(1) EUR	2002(1) EUR	2003(1) EUR	2004 EUR	2004(2) USD
	(in thousands, except per share data)
CONSOLIDATED STATEMENT OF INCOME DATA
Total Interest Income	3,371,888	2,621,310	2,416,698	2,130,333	2,209,084	2,674,436
Total Interest Expense	2,442,589	1,393,113	1,175,023	823,554	702,924	850,997

Net Interest Income	929,299	1,228,197	1,241,675	1,306,779	1,506,160	1,823,439
Provision for loan losses	(107,348)	(170,786)	(143,391)	(140,543)	(199,841)	(241,939)
Non-interest Income
Profit on disposal and partial disposal of subsidiary undertakings	87,799	5,313	—	1,731	—	—
Profit/(loss) on disposal of equity investments	—	—	2,280	(1,343)	—	—
Credit card fees	37,407	46,756	57,400	64,572	75,231	91,079
Service charges on deposit accounts	16,328	24,423	36,198	48,789	44,463	53,829
Other fees and commissions	345,318	305,884	286,627	337,406	347,730	420,981
Net trading profit/(loss)	255,288	(138,348)	(227,443)	111,872	10,344	12,523
Net realized gains/(losses) on sales of available-for-sale securities	41,709	12,353	7,085	(96,057)	16,512	19,990
Equity in earnings/(losses) of investees	599	(1,086)	5,787	21,748	3,822	4,627
Other income	711,592	801,679	797,338	814,752	815,461	987,241

Total non-interest income	1,496,040	1,056,974	965,272	1,303,470	1,313,563	1,590,270
Non-interest Expense
Salaries and employee benefits	754,654	820,914	887,714	836,902	994,926	1,204,511
Depreciation of premises and equipment	60,215	67,897	80,261	75,612	77,952	94,373
Amortization of intangible assets	62,462	62,580	42,017	30,731	35,131	42,531
Other than temporary impairment in available-for-sale securities	—	—	35,537	—	7,980	9,661
Impairment of Goodwill and equity method investments	—	—	—	211,613	—	—
Summary other(5)	864,766	951,240	1,036,653	1,068,507	1,292,891	1,565,243

Total non-interest expense	1,742,097	1,902,631	2,082,182	2,223,365	2,408,880	2,916,319

Income before income tax expense, minority interests, extraordinary item and effect of accounting change	575,894	211,754	(18,626)	246,341	211,002	255,451
Extraordinary item(6)	—	—	96,105	—	—	—
Net effect of change in accounting Principle(7)	—	29,047	—	—	—	—
Net income	372,791	204,974	126,873	127,496	210,270	254,565
Net income per share (after extraordinary item and the effect of accounting change)
Basic(3)	1.21	0.66	0.41	0.40	0.66	0.80
Diluted(3)	1.21	0.66	0.41	0.40	0.66	0.80
Net income per share (before extraordinary item and the effect of accounting change)
Basic(3)	1.21	0.57	0.10	0.40	0.66	0.80
Diluted(3)	1.21	0.57	0.10	0.40	0.66	0.80
Cash dividends declared per share(4)	1.17	1.09	1.10	0.45	0.65	0.79

(1)
Certain amounts in prior periods have been reclassified to conform to the current presentation. See Note 40 to the U.S. GAAP Financial Statements included in this Annual Report. Also, certain amounts in prior periods have been re-expressed in euro.

(2)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = €0.826 on June 15, 2005. For information regarding the historical rates of exchange between the euro and the U.S. dollar, refer to "Introduction—Currency and Financial Statement Presentation" in this Annual Report.

(3)
The weighted average number of common shares takes into account the capitalization of additional paid in capital in April 2000, the merger of the Bank with ETEBA, our investment banking subsidiary, in December 2002, the capitalization of reserves in May 2003 and the capitalization of reserves in May 2004.

(4)
The cash dividends declared per share information reflects dividends declared and paid in the year indicated in respect of net profits of the previous completed financial year, in accordance with the Bank's dividend policy. See "—Dividends" in this Item

  3.A. This information does not reflect the capitalization of additional paid in capital in April 2000 nor the merger of the Bank with ETEBA in December 2002.

(5)
"Summary other" comprises (i) occupancy expenses, (ii) equipment expenses, (iii) deposit insurance premiums and (iv) other non interest expenses.

(6)
Certain employee benefit plans which were previously accounted for as defined benefit plans were accounted for in 2002 and 2003 either as defined contribution plans or plans no longer sponsored by the Bank. See Note 36 to the U.S. GAAP financial statements included in this Annual Report.

(7)
Effective January 1, 2001, the Group changed its method of accounting for derivative instruments and hedging activities to conform to Statement of Financial Accounting Standards No. 133. See Notes 3 and 11 to the U.S. GAAP Financial Statements included in this Annual Report.

	Year ended December 31,
	2000(1) EUR	2001(1) EUR	2002(1) EUR	2003(2) EUR	2004 EUR	2004(2) US$
	(in thousands)
CONSOLIDATED BALANCE SHEET DATA
ASSETS
Cash and due from banks	1,241,236	1,296,306	764,512	789,920	703,408	851,584
Deposits with central bank	4,436,100	851,819	203,036	530,424	390,768	473,085
Federal funds sold and securities purchased under agreements to resell	1,774,536	2,121,388	4,744,943	3,458,270	3,784,470	4,581,683
Interest bearing deposits with banks	5,546,362	7,550,807	5,486,932	5,068,936	4,859,268	5,882,891
Money market investments	130,031	179,984	125,448	92,955	150,023	181,626
Trading assets	13,632,153	15,372,091	15,278,098	13,788,871	10,555,535	12,779,098
Securities:
Available-for-sale, at fair value	2,864,276	3,494,516	3,843,962	5,514,615	3,548,381	4,295,861
Loans	17,518,373	20,346,565	20,631,325	22,933,040	27,175,405	32,900,006
Less: Allowance for loan losses	(973,211)	(1,014,927)	(1,011,145)	(1,047,493)	(1,115,212)	(1,350,136)

Net loans	16,545,162	19,331,638	19,620,180	21,885,547	26,060,193	31,549,870
Summary other assets(3)	3,646,355	4,742,116	5,179,106	4,198,361	4,600,734	5,569,895

Total assets	49,816,211	54,940,665	55,246,217	55,327,899	54,652,780	66,165,593

LIABILITIES AND SHAREHOLDERS' EQUITY
Total deposits	38,739,624	41,318,265	40,288,833	42,042,945	40,242,676	48,719,946
Central bank borrowings	80,018	70,526	6,804	6,804	1,411	1,708
Federal funds purchased and securities sold under agreements to repurchase	4,826,371	6,387,482	8,278,892	6,078,897	6,664,782	8,068,743
Long-term debt	261,975	265,327	813,947	1,171,467	1,648,247	1,995,458
Summary other liabilities(4)	4,540,834	5,541,234	4,620,578	4,637,331	4,519,106	5,471,072

Total liabilities	48,448,822	53,582,834	54,009,054	53,937,444	53,076,222	64,256,927

SHAREHOLDERS' EQUITY
Common stock	998,048	1,026,362	1,043,419	1,147,761	1,492,090	1,806,404
Additional paid-in capital	609,341	368,555	408,058	379,450	19,975	24,183
Accumulated other comprehensive income/(loss)	(41,620)	(31,851)	(89,408)	(2,908)	15,192	18,392
Treasury stock, at cost	(692,428)	(425,379)	(421,035)	(348,790)	(210,128)	(254,392)
Accumulated surplus	494,048	420,144	296,129	214,942	259,429	314,079

Total shareholders' equity	1,367,389	1,357,831	1,237,163	1,390,455	1,576,558	1,908,666

Total liabilities and shareholders' equity	49,816,211	54,940,665	55,246,217	55,327,899	54,652,780	66,165,593

(1)
Certain amounts in prior periods have been reclassified to conform to the current presentation. See Note 40 to the U.S. GAAP Financial Statements included in this Annual Report. Also, certain amounts in prior periods have been re-expressed in euro.

(2)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = €0.826 on June 15, 2004. For information regarding the historical rates of exchange between the euro and the U.S. dollar, refer to "Introduction—Currency and Financial Statement Presentation" in this Annual Report.

(3)
"Summary other assets" comprises (i) equity method investments, (ii) goodwill, (iii) software and other intangibles, net, (iv) premises and equipment, net, (v) customers' liability on acceptances, (vi) accrued interest receivable, (vii) derivative assets, and (viii) other assets.

(4)
"Summary other liabilities" comprises (i) other borrowed funds, (ii) acceptances outstanding, (iii) accounts payable, accrued expenses and other liabilities, (iv) insurance reserves, (v) derivative liabilities and (vi) minority interests.

	Year ended December 31,
	2000	2001	2002	2003	2004
	(%)
SELECTED FINANCIAL RATIOS
Return on assets(1)	0.79	0.41	0.23	0.23	0.36
Return on equity(2)	24.21	15.04	9.78	9.70	14.17
Average equity to average assets(3)	3.25	2.70	2.40	2.33	2.52

(1)
Calculated by dividing net income by average total assets as shown in Item 4.E under the subsection "Average Balances and Interest Rates."

(2)
Calculated by dividing net income by average total equity. Average total equity is equal to the arithmetical average of total equity at the beginning and at the end of the period, these being the only dates for which the Group has calculated net equity according to U.S. GAAP.

(3)
Calculated by dividing average total equity by average total assets as shown in Item 4.E under the subsection "Average Balances and Interest Rates."

Dividends

        The Bank pays dividends out of:

  •
  distributable profits for the year, comprising profits net of tax, losses carried forward, and prior years' tax audit differences; and

  •
  retained earnings, special reserves or ordinary reserves to the extent they exceed the amount required to be maintained by law.

        Before paying dividends, the Bank, in accordance with its Articles of Association and Greek corporate law (codified law 2190/20) must allocate between 5% and 20% of its net profits to an ordinary reserve until this reserve equals at least one-half of the Bank's share capital. Under the Bank's Articles of Association and Greek corporate law, and subject to the limitations described below, each year the Bank is required to pay a minimum dividend out of the net profits for the year, if any, equal to the greater of:

  •
  6% of the Bank's share capital; or

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

        Any distribution of the remainder of the distributable profits must be approved by a "General Meeting of the Shareholders" (the Bank's annual general meeting, which is referred to in this Annual Report as the "General Meeting"), with ordinary quorum and majority voting requirements, following a proposal of the Bank's board of directors (which we refer to in this Annual Report as the "Board of Directors" or the "Board"). No distribution can be effected if, on the closing date of the last financial year, the total shareholders' equity is, or will become after that distribution, lower than the sum amount of the Bank's share capital and the reserves, the distribution of which is prohibited by Greek law or the Bank's Articles of Association. In any event, dividends may not exceed net profits for the last financial year, as increased by distributable reserves, the distribution of which is permitted as resolved at the General Meeting, and profits carried forward from previous years, and as decreased by any loss in the previous financial year and any compulsory reserves required by law or the Bank's Articles of Association.

        In the event that the obligatory dividend payments equal 35% of the net profits for the year (after the deduction of statutory reserves and any profits resulting from the sale of equity participations that represent at least 20% of the paid-up share capital of a subsidiary company in which the Bank has held an equity participation for at least ten years), the Bank's shareholders have two options. According to Greek Emergency Law 148/1967, as amended by Greek Law 2753/1999, a majority representing at least 65% of the paid-up share capital may vote to pay the lower dividend of 6% of the Bank's share capital. The remaining undistributed dividend must then be transferred to a special reserve which must, within four years following the General Meeting, be distributed in the form of a stock dividend. Furthermore, a majority representing 70% of the Bank's paid-up capital may vote to waive this stock dividend.

        Once approved, dividends must be paid to shareholders within two months of the date on which the Bank's annual financial statements are approved. Normally, dividends are declared and paid in the year subsequent to the reporting period. Dividends are forfeited to the Hellenic Republic if they are not claimed by shareholders within five years following December 31 of the year in which they were declared.

        On May 9, 2003, at the Bank's General Meeting, the Bank's shareholders approved the distribution of a cash dividend in the amount of €0.45 per share with respect to the year ended December 31, 2002. On May 18, 2004, at the Bank's General Meeting, the Bank's shareholders approved the distribution of a cash dividend in the amount of €0.65 per share with respect to the year ended December 31, 2003. On May 17, 2005, at the Bank's General Meeting, the Bank's shareholders approved the distribution of a cash dividend in the amount of €0.60 per share with respect to the year ended December 31, 2004.

        The following table sets forth the actual dividends declared by the Bank for the corresponding periods and the dividends as a percentage of previous year's net income distributed based on Greek GAAP:

Year Ended December 31,	Amount of dividends per share, in EUR(1)	Amount of dividends per share, in US$(2)	Number of shares entitled to dividend	% of previous year's net income distributed
2001	1.09 (GRD 370)	1.32	219,034,917	28.3
2002	1.10 (GRD 375)	1.33	228,080,452	38.7
2003	0.45	0.54	231,870,986	35.2
2004	0.65	0.79	255,050,388	40.6
2005, through June 30	0.60	0.73	330,118,200	48.2

(1)
The dividends per share for the years ended December 31, 2000 and 2001 were recorded in Greek drachmas and have been re-expressed in euro, based on the fixed rate of €1.00 = GRD 340.750, to conform to the current presentation.

(2)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = €0.826 on June 15, 2005.

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

State-related entities have a substantial holding.

        Following a decision by the Greek government, the Hellenic Republic disposed of its entire stake in the Bank on November 12, 2004. Previously, the Hellenic Republic held 1.31% and 6.15% of the total shares of the Bank directly and through DEKA, respectively. As a result, at present the Hellenic Republic does not own any shares of the Bank, either directly or through DEKA. However, the Hellenic Republic continues to exercise a significant degree of indirect influence on the Bank, through certain state-related entities, primarily pension funds (most of whose boards of directors are appointed by the Hellenic Republic), which own shares representing approximately 22.6% of the issued share capital of the Bank. See Item 7.A, "Major Shareholders and Related Party Transactions—State Interests" and Item 10.J, "Additional Information—Relationship with the Hellenic Republic."

        The holdings of the state-related entities referred to above are substantial and may allow the Hellenic Republic to have significant influence over decisions submitted to a vote of the Bank's shareholders. The Bank's Articles of Association do not provide for any special voting rights to any class of shares or shareholders and there is no law in Greece that gives control of the Bank to the Hellenic Republic. However, if there is not a full voting participation by all of the Bank's shareholders at a given shareholders' meeting, these state-related entities, despite having less than a majority of ownership in the Bank, may have a voting majority at such meeting. This would allow them to influence the election of members of the Bank's Board of Directors, including the Chairman.

        Legislation has been passed requiring our Chairman and Chief Executive Officer to be nominated directly by our Board of Directors, as opposed to being nominated by the Greek government, as used to be the case. However, if there is a change in the government of Greece, no assurance can be given that members of the Bank's current senior management will continue to serve in their present capacities or that our commercial initiatives and policies will be continued. For example, a general election was held in Greece on March 7, 2004, in which Kostas Karamanlis, the leader of the New Democracy party, was elected Prime Minister with a majority in Parliament, replacing Kostas Simitis of the Socialist party. Following the elections, a majority of the senior management of the Bank was changed.

Group initiatives aimed at increasing our profitability may not be successful.

        In recent years, we have been continuing to develop and implement initiatives to enhance profitability and reduce costs. These initiatives include:

  •
  applying an early voluntary retirement program in the second half of 2004 reducing the Bank's personnel by approximately 10%. In addition, our principal insurance subsidiary, Ethniki Hellenic General Insurance, implemented a voluntary retirement program, which reduced its personnel by approximately 15%;

  •
  restructuring the Bank's domestic and international branch network to facilitate cross-sales of the Group's products and services, such as insurance, brokerage, credit cards and mutual funds, through the Bank's branch network;

  •
  improving our mix of assets by gradually increasing customer lending to sectors with higher interest margins, such as small- and medium-sized enterprises (referred to in this Annual Report as "SMEs"), mortgage and consumer loan sectors;

  •
  expanding in emerging markets, primarily in the southeastern regions of Europe and the Mediterranean, including Bulgaria, Romania, Albania, Cyprus, the Former Yugoslav Republic of Macedonia, and Serbia-Montenegro;

  •
  upgrading our information technology systems; and

  •
  implementing new systems for effective risk management.

        Although we have experienced certain benefits to date, which management believes are attributable to these initiatives, we cannot assure you that we will continue to experience such benefits or will obtain all the intended benefits of these initiatives. Our strategy's success depends partly on factors outside our control, such as the development of the Greek economy, political and economic conditions in emerging markets into which we have expanded and intend to expand and the performance of the economies of the other countries that have adopted the euro as their currency.

We could have significant pension liabilities in the future.

        In common with certain large companies in Greece that are, or were formerly, in the public sector, the employees of the Bank and certain of its subsidiaries participate in employee-managed pension funds rather than in standard, state-sponsored social security programs. These employee-managed pension funds and state sponsored social security programs have experienced actuarial and even operating (i.e., cashflow) deficits. The Bank makes significant employer contributions to these employee pension schemes.

        In recent years, the Greek government has introduced legislation addressing the growing actuarial and operating deficits of Greek pension schemes. Legislation passed in 1992 provides that public and ex-public employers, including the Bank, are not liable for the annual operating deficit of their company-specific main pension funds beyond the amount of 1992 deficits. In 2002, the Hellenic Republic passed legislation under which it provided that the plans that operate in the form of public law entities, including the Bank's employees' Main Pension Plan, would merge with the State sponsored Main Social Security Fund by the end of 2008.

        In June 2005, the Greek government passed a new law permiting certain bank employee pension schemes to merge into state-sponsored pension funds, as originally provided in the 2002 legislation by the end of 2005. The new law applies to the Bank's employees' Main Pension Plan and Auxiliary Pension Plan. Under the new law, merger of the funds will only occur at the option of the relevant employer and the relevant pension fund. Although the stated purpose behind the new law is to provide assistance to existing pension plans in covering any actuarial or operating deficit, the new law does not address the payment of pension deficits in detail, but rather delegates the matter to Presidential Decrees and Ministerial Decisions to be issued pursuant to the law after conducting special financial studies.

        Because the Bank's employees' Main Pension Plan had an aggregate GRD 8.6 billion (EUR 25.2 million) deficit in 1992, under the 1992 legislation the Bank is not responsible for operating deficits over EUR 25.2 million per year after 1992 with respect to the Main Pension Plan. It is currently unclear what effect the new law could have on the Bank if the Main Pension Plan and Auxiliary Pension Plan were merged into state-sponsored funds.

        In addition to the Main Pension Plan, the Bank and several of its subsidiaries offer certain other post-retirement benefit plans, including medical benefit plans. The Bank believes that it has no current legal obligation to make up any deficits under any of its funds.

        There can be no assurance that the new law or any future changes to existing law regarding pensions and pension liabilities will not require the Bank or certain of its subsidiaries to make higher contributions or provide funds to cover current or future operating deficits of its pension plans above existing limits, or that further reforms or changes will not be effected. For more information on the Group's pension plans, see Note 36 to the U.S. GAAP financial statements included in this Annual Report.

The Greek banking sector has been subject to significant strikes.

        From June 7 to June 30, 2005, the Union of Greek Bank Employees (OTOE) was on strike over proposed pension reform legislation under consideration by the Greek Parliament. The legislation was proposed to address the levels of pension fund deficits affecting pension schemes of certain Greek banks. See "We may have significant pension liabilities in the future" in this Item 3.D. The legislation, which was passed on June 30, 2005, permits the employee-managed pension schemes of certain banks, including those of the Bank, to merge into state sponsored pension funds, and could affect the pension benefits of certain Bank employees who have been employed since 1993. The Bank believes that the strikes could have an adverse impact on the Bank's operations for the current financial year.

We face significant competition from Greek and foreign banks.

        The Group faces significant competition from Greek banks and financial services companies that provide products and services similar to our own. Deregulation has led to increased competition in the Greek banking sector. Consolidation among Greek banks has also led to increased competition resulting from the increased efficiency and greater resources of such merged entities. We also face competition from foreign banks, many of which have resources significantly greater than our own. Notwithstanding our leading position in Greece, we cannot assure you that we will be able to continue to compete successfully with domestic and international banks in the future.

Our ability to reduce staff is limited.

        Part of our strategy is to increase profitability by making our operations more efficient. Our ability to reduce staff, in order to improve efficiency and reduce our cost base is limited by:

  •
  Greek labor laws;

  •
  our long-standing practice of dismissing employees only "for cause;" and

  •
  our desire to maintain good relations with our employees.

        As a result, we have depended, and will continue to depend, on hiring restrictions and attrition to achieve staff reductions. In 2004, the Bank made a total of 492 new hirings. During the year, 1,884 individuals retired from the Bank out of which 1,511 took advantage of an extended voluntary early retirement scheme. As a result, the total staff of the Bank was reduced by 1,392 employees (or 9.5% of the Bank's staff) in 2004. In an effort to further improve the efficiency of our international operations, we also reduced staff in our international subsidiaries by 161 employees during 2004. We will continue to assess whether we will be able to reduce our staff to levels that will contribute to improved profitability.

Our delinquent loans in Greece are not considered non-performing until later than would be the case in the United States.

        Until January 1, 2002, the Bank ceased to accrue interest on residential mortgages in Greece when they were delinquent for 360 days. This period was reduced to 180 days following new rules enacted by Greek Law 2937/2001 that took effect from that date. In respect of commercial loans in Greece, we cease to accrue interest on such loans when they are delinquent for 180 days, and on consumer and credit card loans, when they are delinquent for 100 days (90 days' delinquency plus a 10-day grace period). In each case, this is longer than would be the case if such loans were extended in the United States where loans are generally considered non-performing if they are delinquent for 90 days.

Non-performing loans have had a negative impact on our operations and may continue to do so.

        Non-performing loans continue to negatively impact our operating results, as they have in the past. Non-performing loans represented approximately 5.2% of our total loan portfolio as at December 31,

2004. Our level of non-performing loans is higher than that of many other banks in the EU. Key factors that have historically contributed to our high level of non-performing loans include:

  •
  recession in the Greek economy, which affected many borrowers in the early 1990s;

  •
  government influence over lending policies, including:

  •
  government and central bank regulations requiring lending to specific sectors of the economy;

  •
  requirements that the Bank extend loans to troubled companies considered to be important to the Greek national interest;

  •
  over-reliance on borrowers' collateral, rather than cash flows, as a measure of creditworthiness for approving and monitoring loans; and

  •
  inadequate procedures for monitoring troubled loans.

        Also, as a result of certain tax and legal considerations, non-performing loans generally remain on our balance sheet significantly longer than for other banks in the EU.

        To improve the overall quality of our loan portfolio, we have enhanced our methods of providing for losses inherent in our portfolio and increased the level of write-offs we take for non-performing loans. We began gradually introducing revised credit approval and monitoring procedures in 1998 to help improve the quality of our loan assets and mitigate against future non-performing loans. These new procedures focus on the borrower's cash flow and ability to repay. However, we cannot assure you that these credit approval and monitoring procedures will reduce the amount of loans that become non-performing in the future, or that these future non-performing loans will not have a material negative impact on our operating results in future periods. In addition, a downturn in the global economy is outside our control and would likely result in a higher proportion of non-performing loans. See Item 4.E, "Selected Statistical Data—Credit Quality—Non-Performing Loans, Loan Loss Provisions and Loan Loss Experience."

Political and economic developments in Greece and abroad could adversely affect our operations.

        Our financial condition, results of operations and prospects as well as the market price and liquidity of the Bank's shares may be adversely affected by events outside our control, namely:

  •
  changes in Greek government policy;

  •
  EU Directives in the banking sector and other areas;

  •
  political instability or military action affecting Europe and/or other areas abroad; and

  •
  taxation and other political, economic or social developments in or affecting Greece and the Balkans.

        It is possible that events affecting us, especially in the various regions in which we operate or have significant investments, could occur, which are outside the control even of the Hellenic Republic. For example, our operations in the Former Yugoslav Republic of Macedonia continue to be adversely affected by the political instability in the region and the resulting economic downturn. As at December 31, 2004, 36.7% of our loan portfolio in the Former Yugoslav Republic of Macedonia, virtually all of which is held by our subsidiary Stopanska Banka is classified as non-performing and we have made provisions for approximately 26.7% of the total portfolio of Stopanska Banka. We cannot assure you that the percentage of non-performing loans in the Former Yugoslav Republic of Macedonia and the other jurisdictions in which we operate will not increase or that we will not be required to take further provisions for such loans in the future. In addition, the Romanian economy, where our subsidiary, Banca Romaneasca, operates, continues to show the characteristics of a developing economy. The banking industry in Romania is also highly influenced by fluctuations of the exchange rate of the ROL against other currencies and general economic conditions in Romania.

        We cannot assure you that other such events and forces outside of our control in the jurisdictions in which we operate and/or invest will not similarly have a negative effect on our financial condition or results of operations.

Exchange rate fluctuations could have a significant impact on the value of our shares.

        The market price of the Bank's shares traded on the Athens Exchange (which is referred to in this Annual Report as the "ATHEX") is denominated in euro. Fluctuations in the exchange rate between the euro and other currencies may affect the value of the Bank's shares or ADRs in the local currency of investors in the United States and other countries that have not adopted the euro as their currency. For example, although the Bank's ADRs are traded in U.S. dollars, the underlying shares are traded in euro and exchange rate fluctuations between the euro and the U.S. dollar may affect the trading price of the Bank's ADRs. Additionally, cash dividends on the Bank's shares are paid in euro and, therefore, are subject to exchange rate fluctuations when converted to an investor's local currency, including U.S. dollars.

        The euro's value against the U.S. dollar increased by approximately 15.5% between its introduction on January 1, 1999 and December 31, 2004. Subsequently, the euro has depreciated against the U.S. dollar by approximately 10% to June 15, 2005. Weakness or volatility of the euro against other currencies, such as the U.S. dollar, could have a significant impact on the value of the Bank's shares.

The ATHEX is less liquid than other major exchanges.

        The principal trading market for the Bank's shares is the ATHEX. The ATHEX is less liquid than major markets in Western Europe and the United States. As a result, shareholders may have difficulty assessing the past performance of the shares based on the Bank's prior trading record on the ATHEX. In 2004, average daily trading value on the ATHEX was approximately €141 million, while in the first six months of 2005 it was approximately €188.3 million.

        As at December 31, 2004, the aggregate market value of all shares listed on the ATHEX was approximately €92 billion. The market value of the Bank's shares listed on the ATHEX on that date was €8 billion, representing approximately 8.7% of the capitalization of all companies listed on the ATHEX. We cannot make assurances about the future liquidity of the market for the Bank's shares.

Our share price has been, and may continue to be, volatile.

        The market price of the Bank's shares has been subject to volatility in the past, and could be subject to wide fluctuations in response to numerous factors, many of which are beyond our control. These factors include the following:

  •
  actual or anticipated fluctuations in our operating results;

  •
  the condition of the Greek economy and the economies of the other countries that have adopted the euro as their currency pursuant to EMU;

  •
  potential or actual sale of large numbers of the Bank's shares into the market;

  •
  our competitors' positions in the market;

  •
  changes in financial estimates by securities analysts;

  •
  conditions and trends in the banking sector in Greece and elsewhere in Europe;

  •
  our earnings releases and the earnings releases of our competitors; and

  •
  the general state of the securities markets (with particular emphasis on their Greek and financial services sectors).

        During the period from January 1, 2004, through December 31, 2004, the ATHEX Composite Index increased by 23.1%. Additionally, during the period from January 1, 2005 to June 30, 2005, the same index increased by 9.8%. Investors may not be able to trade large amounts of shares during or following periods of volatility.

Regulation of the Greek banking industry is changing.

        Regulation of the banking industry in Greece has changed in recent years pursuant to changes in Greek law, largely to comply with applicable EU directives. In addition, the Bank of Greece, the central bank in Greece, has in recent years introduced regulatory changes in the Greek banking sector. In January 1999, the Bank of Greece introduced new provisioning policies that require Greek banks to make specific provisions depending on the status and the type of a given loan and the number of days the loan has been in arrears. These provisioning policies were amended in January 2003 and January 2005 and generally require Greek banks, including the Bank, to increase their provisions for capital adequacy purposes. We cannot predict what regulatory changes may be imposed in the future, either as a result of regulatory initiatives in the European Union or by the Bank of Greece. If we are required to make additional provisions or increase our reserves, as may result from the proposed New Basle Capital Accord (discussed below) and other potential regulatory changes, this could adversely affect our results of operations.

Our capital adequacy requirements may change as a result of the New Basle Capital Accord.

        In 1988, the Basle Committee on Banking Supervision adopted capital guidelines (which are referred to in this Annual Report as the "Basle guidelines") based on the relationship between a bank's capital and its credit risks. The Basle guidelines have been implemented by banking regulators in most industrialized countries, including the Hellenic Republic. The Basle guidelines are intended to strengthen the soundness of the international banking system and reduce competitive inequality among international banks by harmonizing the definition of capital and the basis for the evaluation of asset risks and by establishing a uniform target capital adequacy ratio of capital to risk-weighted assets.

        In 1996, the Basle Committee amended the 1988 Basle guidelines in order to address market risk, such as foreign exchange and interest rate exposures. In April 2003, the Basle Committee released its third consultative paper on the new capital adequacy standards in order to overhaul the existing regime, contemplating a "New Basle Capital Accord." The New Basle Capital Accord proposals currently include diverse methodologies for the calculation of capital requirements in respect of credit risk and the newly introduced operational risk (the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events). The New Basle Capital Accord was finalized by the Basle Committee in June 2004 and is expected to become effective in the various countries that participate in the Basle Committee at the end of 2006. If New Basle Capital Accord proposals are fully adopted by the European Union, the Bank may be required by its regulators to maintain higher levels of capital, which could decrease our operational flexibility and may increase our financing costs. Consequently, we cannot assure you that the New Basle Capital Accord will not have a material adverse effect on our financial condition or results of operations in the future.

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

        U.S. holders of shares or ADRs may not be able to receive (and trade) or exercise preemptive rights for new shares or for shares underlying ADRs unless a registration statement under the U.S. Securities Act of 1933, as amended (which is referred to in this Annual Report as the "Securities Act") is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement with respect to these shares or ADRs will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling U.S. holders of shares and ADRs to exercise their preemptive rights and any other factors we may consider appropriate at the time.

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

ITEM 4    INFORMATION ON THE COMPANY

A. History and Development of the Company

        National Bank of Greece S.A. was founded in 1841 and incorporated as a société anonyme pursuant to Greek law as published in the Greek Government Gazette number six on March 30, 1841. Its current corporate form will expire on February 27, 2053 but may be further extended by a resolution of the General Meeting of Shareholders. The Bank is incorporated and domiciled in Greece and has been listed on the ATHEX since 1880. The Bank's headquarters and its registered office are located at 86 Eolou Street, 10232 Athens, Greece. The telephone number of the Bank is 011-30-210-334-1000. The Bank's agent for service in the United States is Thomas O'Brien at Atlantic Bank of New York, 960 Avenue of the Americas, New York, NY 10001.

        In its 164 years of operations, the Bank has expanded on its commercial banking business by entering into related business areas. That expansion has produced the large, diversified financial services group that today comprises the NBG Group. As part of its diversification, the Bank founded the Ethniki Hellenic General Insurance Company in 1891 and National Mortgage Bank of Greece S.A. ("NMB") in 1927. For a significant period, the Bank, in addition to its commercial banking activities, was responsible for issuing currency in Greece, until the establishment in 1927 of the Bank of Greece as the central bank. The Bank expanded its business further when, in 1953, it merged with Bank of Athens S.A. pursuant to a royal decree. On October 2, 1998, the Group merged NMB into the Bank to enhance revenue generation, realize cost-saving efficiencies and provide more integrated mortgage lending services to the Bank's customers. As part of the NBG Group's ongoing effort to improve its portfolio structure and effectively respond to changes in the domestic and international markets, the Boards of Directors of the Bank and National Investment Company S.A. decided on May 13, 2005, to merge the two companies through absorption of the latter by the Bank. Once completed, we expect the merger to facilitate more efficient management of our overall equities portfolio, including risk management and investment strategy, and reduce our operating costs.

        Since early 1996, our management has been substantially restructured in order to improve our competitiveness. We now operate independently from the Hellenic Republic and base our business decisions on commercial criteria, despite significant indirect holdings by the Hellenic Republic.

        In keeping with our strategy of expanding our presence in the Balkans, we acquired Banca Romaneasca in Romania in October 2003. This acquisition followed on the expansion of our banking activities in the Balkans through the acquisitions in 2000 of Stopanska Banka A.D. (which we refer to in this Annual Report as "Stopanska Banka") in the Former Yugoslav Republic of Macedonia and United Bulgarian Bank (also referred to in this Annual Report as "UBB") in Bulgaria. In addition, we have banking subsidiaries in North America, South Africa, and Cyprus, as well as branches in Europe and Egypt.

        Although we intend to expand through organic growth, we expect nevertheless to continue to evaluate acquisition, joint venture and partnership opportunities as they may arise. We continue to believe in the importance of creating a strong domestic financial institution, endowed with the appropriate management, capital, procedural soundness and well-developed infrastructure to fulfill its mission.

        The table below sets out the Bank's principal items of capital expenditure for 2002, 2003 and 2004.

	Year ended December 31,
Type of Capital Expenditure
	2002		2003		2004
	(EUR in thousands)
Interests in other companies	28,198	(1)	61,380	(2)	53,468	(3)
Information technology and other electronic equipment	25,263		18,731		19,230
Furniture, fixtures and fittings	3,817		3,626		1,574
Other capital expenditures(4)	53,137		92,109		38,313

Total	110,415		175,846		112,585

(1)
Principally representing participations in share capital increases.

(2)
Principally representing the acquisition of Banca Romaneasca and Hellenic Exchanges Holdings SA (HELEX).

(3)
Principally representing the acquisition of additional shares in National Investment Company (September 2004), Banca Romaneasca (March 2004) and United Bulgarian Bank (July 2004).

(4)
Other capital expenditures domestically and abroad principally represent reorganisation expenses, branch renovation expenses, expenses relating to establishment of new branches and expenses relating to reallocation of existing branches.

        In addition to the above, the Bank's subsidiary Astir Palace Vouliagmenis incurred capital expenditures of approximately €70 million in order to renovate its properties.

        No third-party financing was, or is expected to be, required in relation to these acquisitions or any of our other capital expenditures.

        Also, as part of a strategy to streamline our operations, we began significant disposals of non-core assets in 1996. We intend to continue to divest non-core equity investments and real estate that are unrelated to our principal financial services businesses, and to commit the released resources to more profitable activities. As part of our program of disposing of non-core assets, we have made significant domestic divestitures in the last five years, as summarized in the table below.

		Amount
Type of Divestiture
	Group Companies	2000	2001	2002	2003	2004
		(EUR in millions)
Investments(1)	The Bank, ETEBA and Ethniki Kefalaiou	66.3	12.0	—	32.4	25.3
Real Estate(2)	The Bank and Ethniki Kefalaiou	56.3	104.5	45.0	46.1	39.3

(1)
Disposals exceeding €3 million were in the real estate and hotel sectors in 2000 and 2001. Limited disposals of non-core equity investments were made in 2001 and none in 2002, due to adverse market conditions. In 2003, disposals exceeding €9 million were made in the cement, metallurgical and real estate sectors, while approximately €23 million represented the disposal of part of our equity investment in HELEX. In 2004, we made a disposal of €12.5 million of our equity investment in OTEnet, approximately €7 million of our equity investment in the Central Securities Depository and approximately €5.5 million in the cement, leasing, security and saltworks sectors.

(2)
Represents disposals of real property that was acquired by the Bank primarily through foreclosure proceedings.

        No public takeover offers for our shares have been made by third parties during the 2004 financial year or the current financial year, as at the date of this Annual Report.

B. Business Overview

Introduction

        The NBG Group is the largest financial group in Greece in terms of assets, loans and deposits. We also have an international presence, with operations in 14 countries outside Greece on four continents. We offer our customers a wide range of integrated financial services, including:

  •
  commercial and retail banking services;

  •
  mortgage lending;

  •
  investment banking, capital markets, venture capital and advisory services;

  •
  asset management; and

  •
  insurance.

        The Bank is the principal operating company in the Group, representing 84.4% of our total assets as at December 31, 2004.

        The Bank's deposits and other liabilities to customers and financial institutions, as measured under U.S. GAAP, represent 83.9% of our total liabilities as at December 31, 2004. While the Bank conducts most of our banking activities, it is supported by seven overseas banking subsidiaries: Atlantic Bank of New York, South African Bank of Athens, NBG Canada, NBG Cyprus Ltd., Stopanska Banka ad Skopje, United Bulgarian Bank AD and Banca Romaneasca SA. We intend to continue to enhance our profile in southeastern Europe, particularly in the Balkans.

        The following table summarizes our relative assets, revenues, net income before tax, income tax expense and depreciation and amortization expense under U.S. GAAP attributable to our banking and other operations, showing the relative contributions of Greek and foreign activities. Our business and revenues are not materially affected by seasonal variations.

	Total Assets	(%)	Interest income	(%)	Interest expense	(%)	Non interest income	(%)	Non interest expense	(%)	Net income before taxes and minority	Income tax (expense)/ benefit	Depreciation and amortization expense	(%)
	(EUR in thousands)
December 31, 2002
Banking—Greek	42,387,350	76.7	1,688,403	69.8	790,282	67.2	125,923	13.0	1,053,779	50.6	(145,102)	19,206	83,466	68.3
Banking—Foreign	10,646,071	19.3	663,546	27.5	369,592	31.5	115,660	12.0	211,758	10.2	171,163	(22,207)	21,513	17.6
Investment Banking	441,695	0.8	16,172	0.7	15,029	1.3	39,152	4.1	15,779	0.8	24,516	(1,437)	927	0.8
Global Investment & Private Banking	72,356	0.1	391	0.0	—	0.0	22,106	2.3	5,176	0.2	17,321	(904)	137	0.1
Investment Activities	187,153	0.3	6,287	0.3	61	0.0	(55,117)	(5.7)	18,912	0.9	(67,803)	(5,121)	5,826	4.8
Insurance	1,054,717	1.9	31,201	1.3	—	0.0	663,617	68.7	717,423	34.5	(22,605)	2,083	6,046	4.9
Other—Greek(1)	425,470	0.8	8,254	0.3	28	0.0	53,422	5.5	58,461	2.8	1,976	(6,867)	4,277	3.5
Other—Foreign	31,405	0.1	2,444	0.1	31	0.0	509	0.1	894	0.0	1,908	210	86	0.0

Total	55,246,217	100.0	2,416,698	100.0	1,175,023	100.0	965,272	100.0	2,082,182	100.0	(18,626)	(15,037)	122,278	100.0

December 31, 2003
Banking—Greek	43,317,261	78.3	1,565,583	73.5	535,266	65.0	324,384	24.9	1,182,938	53.2	46,232	(39,394)	72,341	68.0
Banking—Foreign	9,548,696	17.3	514,484	24.2	283,018	34.4	156,298	12.0	251,443	11.3	122,202	(69,400)	23,908	22.5
Investment Banking	288,286	0.5	5,669	0.3	5,031	0.6	42,606	3.3	20,388	0.9	22,856	(7,700)	714	0.7
Global Investment & Private Banking	56,876	0.1	26	0.0	44	0.0	31,914	2.5	6,601	0.3	25,295	(6,981)	190	0.2
Investment Activities	277,683	0.5	6,576	0.3	102	0.0	41,802	3.2	22,876	1.0	25,400	1,561	732	0.7
Insurance	1,188,622	2.1	23,595	1.1	0	0.0	642,391	49.3	690,742	31.1	(24,756)	(13,288)	6,105	5.7
Other—Greek(1)	595,117	1.1	10,783	0.4	93	0.0	62,805	4.7	47,102	2.1	25,593	29,672	2,022	1.9
Other—Foreign	55,358	0.1	3,617	0.2	0	0.0	1,270	0.1	1,275	0.1	3,519	(446)	331	0.3

Total	55,327,899	100.0	2,130,333	100.0	823,554	100.0	1,303,470	100.0	2,223,365	100.0	246,341	(105,976)	106,343	100.0

December 31, 2004
Banking—Greek	42,203,140	77.2	1,682,772	76.2	494,251	70.3	369,242	28.1	1,167,830	48.5	247,786	(67,269)	72,162	63.8
Banking—Foreign	9,311,349	17.0	476,027	21.5	159,836	22.7	119,866	9.2	239,157	9.9	139,867	(42,986)	29,348	26.0
Investment Banking	260,868	0.5	5,262	0.3	4,185	0.6	26,300	2.1	15,340	0.6	12,036	(2,757)	392	0.3
Global Investment & Private Banking	273,121	0.5	7,197	0.3	—	0.0	50,305	3.8	12,875	0.5	44,627	(4,471)	789	0.7
Investment Activities	305,124	0.5	1	—	41,535	5.9	63,614	4.8	13,952	0.6	8,126	(10,378)	182	0.2
Insurance	1,517,332	2.8	18,598	0.8	2,557	0.4	637,414	48.5	913,394	37.9	(259,939)	73,641	6,469	5.7
Other—Greek(1)	696,349	1.3	13,266	0.6	560	0.1	44,963	3.4	43,693	1.9	13,362	40,502	3,152	2.8
Other—Foreign	85,497	0.2	5,961	0.3	—	0.0	1,859	0.1	2,639	0.1	5,137	(643)	589	0.5

Total	54,652,780	100.0	2,209,084	100.0	702,924	100.0	1,313,563	100.0	2,408,880	100.0	211,002	(14,361)	113,083	100.0

(1)
Includes insurance and mutual fund operations, as well as non-financial services subsidiaries in Greece.

        According to our internal analysis of publicly available financial statements of Greek commercial banks, the Bank is the largest commercial bank in Greece in terms of assets, deposits, loans and number of branches. As at December 31, 2004, the last date for which such information is available, approximately 27.5% of all deposits with, and approximately 20.6% of all loans made by, Greek commercial banks (excluding specialized credit institutions) were held or made by the Bank.

        We are the most diverse financial services group in Greece. We are a leader in nearly every domestic market segment in which we operate. In addition to our banking activities, we are currently the largest and most active participant by volume in the national electronic dealing system of Greek government bonds. We estimate that we have approximately a 14.0% duration-weighted participation in the primary market while we handle approximately 17.8% of the average daily volume in the secondary market for Greek government securities. As at December 31, 2004, we had approximately €8.5 billion in assets under management, making us one of the largest asset managers in the Greek market.

        We are a leader in providing most other financial services in Greece: we are the largest mortgage lender, the largest insurance operator (in terms of revenues), one of the leading providers of securities trading services and one of the leading Greek underwriters of domestic equity securities and Greek government debt.

        We use a variety of marketing channels to maintain and enhance our market position, including telemarketing (particularly for credit card sales), radio and press advertising and distributing promotional information brochures in our branches. As part of our marketing strategy, we seek to capitalize on our existing relationships with individual customers through cross-selling efforts aimed at increasing such customers' awareness of other products that are offered by various NBG Group companies. For instance, our mortgage customers are informed of our insurance products, through which they may insure against damage to their property and against events and circumstances that might cause them to default on their mortgage loans. Our marketing strategy also includes indirect marketing, pursuant to which we have entered into agency agreements with retailers, such as automobile dealers, who agree to offer our consumer loan products to their customers in connection with purchases of consumer goods. We have also entered into contractual arrangements with mobile telephone service providers in Greece that enable us to offer to our customers certain banking services, such as balance inquiries, through their mobile telephones. We provide basic banking services over the internet, including transfer of funds between accounts, balance inquiries, bill payments, stock brokerage and subscription to initial public offerings on the ATHEX.

Overview of the Banking Services Sector in Greece

        Historically, Greek law prohibited banks from engaging directly in financial services activities outside their traditional deposit and loan functions. Therefore, specialized financial institutions were established, each for the provision of a particular type of financial service. A Greek bank that sought to provide multiple financial services to its customers would create several subsidiaries, each a specialized institution within the bank's integrated group of diverse financial services companies. As a consequence of this legal restriction and historical practice, the Greek financial services sector today is characterized by a group of specialized companies established around a principal bank.

        The banking sector has expanded rapidly in recent years, due to both deregulation and technological advances. As at December 31, 2004, there were 46 domestic and foreign banks and other credit institutions operating in Greece (excluding cooperative banks). Domestic banks in Greece can be grouped into one of two principal categories: universal banks (commercial and/or investment banks) and specialized credit institutions.

Universal Banks

        Traditionally, commercial banks have dominated the Greek financial services market. Recently, however, specialized credit institutions have expanded into commercial banking as a result of significant liberalization of the Greek financial services industry, thereby increasing competition in the market. The distinction between commercial and investment banks ceased to exist formally and the Bank of Greece classifies all banks operating in Greece as "universal banks", with the exception of the Postal Savings Bank and the Deposits and Loans Fund (both of which are owned by the Hellenic Republic).

        Since 1998, the Greek banking industry has experienced a trend towards privatization. In 1998, the Greek government privatized the Bank of Central Greece and Creta Bank, in early 1999, Ionian Bank, and, in March 2002, ETBA, an industrial development bank in which the Hellenic Republic previously owned a majority interest. Additionally, a majority stake of the Hellenic Republic's indirect shareholding of General Hellenic Bank was sold to Société Générale in early 2004. The Bank of Macedonia-Thrace was also formerly state-controlled until the Group and the Hellenic Postal Savings Bank sold 37% of its total equity to Bank of Piraeus, a private commercial bank, in April 1998. In 2000, France's Credit Agricole purchased a 6.7% interest in Emporiki Bank, which was further increased to 9.0%, in connection with the Greek government's privatization project, and acquired a right of first refusal to purchase any further stakes that may be privatized in the future. Finally in 2004, the Hellenic Republic sold its last portion of direct shareholding in NBG, equaling 7.5% of the Bank's share capital. As a result there are currently five banks that are controlled, directly or indirectly, by the Hellenic Republic. These comprise of Emporiki Bank, Emporiki Credicom Bank (banking subsidiary of Emporiki Bank), Bank of Attica, Agricultural Bank of Greece (which until 2001 was a specialized credit institution for lending to the agricultural sector, rather than a universal bank) and First Business Bank (banking subsidiary of Agricultural Bank of Greece).

        There has also been a recent trend towards consolidation in the Greek banking industry. Ergobank S.A. and EFG Eurobank S.A. merged in July 2000 to form EFG Eurobank Ergasias. EFG Eurobank Ergasias merged with Telesis Bank in early 2002 and with UnitBank in December 2003. Similarly, Bank of Macedonia-Thrace, Bank of Piraeus and Xios Bank, merged in June 2000, creating the Piraeus Group. The Piraeus Group subsequently acquired a 57.8% interest in ETBA, which was previously a majority state-owned industrial development bank listed on the ATHEX, in March 2002. ETBA was merged entirely into the Piraeus Group in December 2003. In December 2002, NBG merged with ETEBA (the investment banking arm of the Group). Despite this trend there are currently 17 private banks incorporated in Greece.

Specialized Credit Institutions

        There are currently two specialized credit institutions in Greece, following the reclassification of Agricultural Bank of Greece and Aspis Bank as universal banks following the expansion of the ranges of their services. The remaining specialized credit institutions are:

  •
  the Deposits and Loans Fund (which is under the control of the Ministry of Finance and acts as the custodian of property pledged in the name of the Hellenic Republic)

  •
  the Postal Savings Bank (whose principal activity is the collection of retail savings for financing low risk development and social programs)

        We do not consider the Deposits and Loans Fund to be our competitor for commercial banking customers. At the end of 2002, the Postal Savings Bank applied to the Central Bank for a commercial banking licence. According to publicly available information as of the date of this annual report, the Greek government intends to partly privatize PSB through the listing of its shares on the ATHEX.

Foreign Banks

        There are 23 foreign-owned or incorporated credit institutions that are well established in the Greek banking market. The principal participants in the industry, and the Group's principal foreign competitors in Greece, include Bank of Cyprus, Citibank, Royal Bank of Scotland, HSBC and Bayerische Hypo-Und Vereinsbank. In addition, since September 2000, Banco Commercial Portuguese, a Portuguese bank, has been active in the Greek market through NovaBank. With the exception of Bank of Cyprus, Citibank and HSBC, the majority of foreign banks operating in Greece have little presence in retail banking services.

Competition

        Domestic universal banks (excluding specialized credit institutions) control approximately 82% of total assets in the Greek banking sector, amounting in total to €223 billion as at December 31, 2004, according to our internal analysis of publicly available information. Foreign banks controlled approximately 10.6% of Greek banking assets at that date, while specialized institutions have a market share of approximately 7.6%, according to the same source.

        According to our internal analysis of publicly available information, state-controlled universal banks controlled approximately 21.6% of the Greek universal banks' total assets as at December 31, 2004. This percentage has been decreasing as a result of privatization in the industry. Banking margins are expected to come under pressure as competition increases within the market.

        As of April 2002, Greek law permitted non-banking institutions, which have the ability to extend credit to consumers in connection with purchases of consumer goods, to be established in Greece. These institutions are in direct competition with universal banks in the consumer credit sector.

        The following table shows the market share of the principal universal banks in Greece in terms of assets, loans and deposits as at December 31, 2004, excluding all specialized credit institutions, according to our own internal analysis of published financial statements:

	Year ended December 31, 2004
Bank(1)
	Assets	Loans	Deposits
	(%)
National Bank of Greece	26.5%	20.6%	27.5%
Alpha Bank	17.5%	17.1%	14.0%
EFG Eurobank Ergasias	16.3%	16.8%	15.7%
Agricultural Bank of Greece	10.5%	12.2%	11.7%
Emporiki Bank	9.8%	11.5%	10.9%
Piraeus Group	8.6%	10.2%	8.4%

(1)
These figures include 21 domestic universal banks but exclude specialized credit institutions and foreign banks.

        The following table shows the assets, deposits and loans of the Greek banking system as at December 31, 2004, the last date for which such information is currently available, according to our internal analysis of publicly available information:

	Year ended December 31, 2004
	Assets	Loans	Deposits
	(EUR in millions)
Universal Banks
Domestic	182,426	117,370	135,175
Foreign	23,523	11,617	14,621

Total	205,949	128,987	149,796
Other credit institutions(1)	16,920	5,232	13,226

Total	222,869	134,219	163,022

The Bank as a percentage of Total	21.7%	18.0%	22.8%

(1)
These figures include the Deposits and Loans Fund and the Postal Savings Bank.

Overview of the Banking Sector in South Eastern Europe (SEE)

        Although Greece is the main market in which we operate, in recent years we have expanded our operations in South Eastern Europe. A significant part of our overall Group strategy is to focus on expanding our business in the SEE region.

        The economy of South Eastern Europe (comprising Albania, Bulgaria, the Former Yugoslav Republic of Macedonia, Romania, Serbia and Montenegro) has grown from 2000 to 2004. In 2004, real GDP averaged over the region grew to a 15 year high of 7.3%, while average inflation rates and fiscal deficits declined. In connection with this, banking activity expanded with deposits growing by 36.4% and lending growing by 44.4%, resulting in an increased loan to GDP ratio of 19.8% across the region. Growth is expected to continue in 2005, albeit more slowly due to increasing current account deficits, decelerating economic growth in the euro zone, and the introduction of measures to slow down credit expansion and growth in lending activity. The Group's activities in the region are principally in the areas of corporate and retail banking, asset management, and leasing. Much of the Group's business in the region is conducted through its subsidiaries, United Bulgarian Bank, Banca Romaneasca, Stopanska Banka and NBG Cyprus. See Item 4.B. "—International Operations". Total revenues generated by the Group in South Eastern Europe, excluding Greece, were €290 million in 2004.

Banking Activities in Greece

        Most of our banking business is domestic and includes commercial, retail and investment banking. As at December 31, 2004, approximately 77.2% of our total assets were domestic banking-related assets. The Bank conducts the majority of the Group's banking activities in Greece. As at December 31, 2004, total gross loans (including advances) extended by the Bank domestically stood at €22,002 million, a 23.9% increase over the corresponding figure as at December 31, 2003. The Bank's domestic operations accounted for 80.9% of the Group's total lending activities as at December 31, 2004.

        The following table sets forth details of the Bank's domestic operations (in terms of loans and deposits) as stated at December 31, 2004:

	Loans		Deposits
	Amount	% of Total	Amount	% of Total
	(EUR in millions)
Commercial and Retail(1)	21,111	82.0%	32,024	92.2%
Public Sector(2)	891	3.5%	1,682	4.8%
Interbank	3,753	14.5%	1,028	3.0%

Total	25,755	100.0%	34,734	100.0%

(1)
Retail includes consumer loans, personal loans, residential mortgages, automobile financing and credit cards.

(2)
Comprises public utilities and entities governed by the public law of the Hellenic Republic.

        We believe that the Bank has a strong competitive advantage in attracting domestic deposits from retail and corporate clients due to the:

  •
  wide coverage of the Bank's domestic branch network;

  •
  prominence of the Bank's brand name to a large segment of the population; and

  •
  broad range of services and products the Bank offers.

        The tables below show the increases in domestic loans and domestic deposits attributable to the Bank from December 31, 2002 through December 31, 2004.

        The significant growth in lending activities in Greece in 2004 relates primarily to retail loans.

        Approximately 13.4% of total deposits and 2.3% of total loans of the Bank's domestic operations as at December 31, 2004 were in currencies other than the euro.

Distribution Channels

        As at December 31, 2004 the Bank operated throughout Greece through 590 branches, one private banking unit, one unit for financial institutions and nine specialized banking units that deal exclusively with troubled and non-performing loans. As at that date, the Bank's branches accounted for 17.3% of all branches of banks in Greece, excluding specialized credit institutions. The Bank had 1,316 ATMs as at December 31, 2004, situated mainly in its own branches, but also at other key locations such as supermarkets, metro stations, shopping centers, hospitals and airports. The Bank intends to replace its first and second generation ATMs with technologically more advanced models. In the first phase, 184 ATM units out of a total 600 were replaced, while the entire replacement project is scheduled to take two years. The Bank has a further 34 temporary, seasonal units to provide services to tourist destinations, plus five foreign exchange bureaus. In addition, the Bank has two "electronic branches", which are completely automated branches providing foreign exchange in addition to simple ATM access. While electronic branches are still at a pilot program stage, the Bank intends to explore the opportunities for cost saving offered by automated financial services units in the future. We are continuing to develop alternative distribution channels, such as an e-banking platform targeted at both corporate and retail clients.

        The Bank's branches are located in almost every major city and town in Greece. Approximately 45% of NBG's branches are located in Athens, Piraeus and Thessaloniki, which are the major population centers in Greece. The Bank has rationalized the organization of its branch network in order to reduce costs, primarily by centralizing back-office functions to free more employees to work directly with customers. Reorganization of the branch network aimed at turning branches into product-focused sales outlets to improve customer service. In addition, the Bank is continuing to consolidate redundant branches in order to maintain equivalent geographic coverage at a lower cost. Having been advised by McKinsey & Co. on improving the structure and functioning of its branch network, the Bank engaged Planet Ernst & Young, a Greek consultancy firm and affiliate of the Bank, to advise on the implementation of McKinsey's recommendations. The restructuring of the Bank's branches was completed in 2003. As a result, we are now operating 227 full banking branches and 363 retail banking branches. As a complement to our branch reorganization program, we are further developing our alternative distribution channels, including internet banking. As at December 31, 2004, we had approximately over 80,000 registered internet banking clients, up 62% from 2003.

        The Bank participates in DIAS Interbanking Systems S.A., which currently has 37 banks as shareholder-participants, including NBG. DIAS Interbanking Systems provides such interbank services as check clearing, ATM networking, fund transfers, payroll and pension services for the benefit of customers of the banks that compose its shareholders. The Bank has approximately 1.9 million ATM cards active for use in both its own distribution network and the DIAS network. It also operates approximately 55,000 point of sale (POS) system terminals in Greece at which its cards are accepted, of which the Bank installed approximately 12,500 during the course of 2002, approximately 5,000 in 2003 and another 5,000 in 2004.

Commercial banking

General

        The Bank has the largest commercial loan portfolio among all banks in Greece, with approximately 45,000 corporate clients (including SMEs), including most of the largest corporate groups in Greece. As a Group, we are able to offer our corporate clients a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange, insurance products, custody arrangements and trade finance services.

Lending activities

        The Bank lends to all sectors of the economy. As at December 31, 2004, domestic commercial lending (including to the public sector) accounted for 41.1% or €8,512 million, of the Bank's total domestic loan portfolio. Traditionally, the Bank has focused on lending to large- and medium-sized domestic corporations, especially industrial corporations, which accounted for approximately 7.8% of its total domestic loan portfolio as at December 31, 2004. The Bank has several clients to which it has lent significant amounts; its ten largest individual performing loan exposures totaled €1,289 million as at December 31, 2004, and account for approximately 15.1% of the Bank's total domestic commercial loan portfolio. The Bank has reoriented its commercial lending activities to target smaller growth companies. For example, customers with up to €1 million corporate turnover are serviced by a specialized lending department for small-sized enterprises and professionals, which provides targeted services such as pre-approved loans. See "—Retail Banking—Trade Credit." in this Item 4.B.

        Since 1996, the Bank has been offering more widely:

  •
  corporate accounts with overdraft facilities;

  •
  foreign currency loans;

  •
  variable rate loans; and

  •
  currency swaps and options (mostly euro-related) for corporate customers.

        The Bank's lending is primarily in the form of credit lines, which are generally at variable rates of interest with payment terms of up to 12 months. In addition, the Bank provides letters of credit and guarantees for its clients. See Item 5.E "Operating and Financial Review and Prospects—Off Balance Sheet Arrangements". At December 31, 2003 and 2004, the Bank had outstanding letters of credit and guarantees amounting in aggregate to €2.70 billion and €1.9 billion, respectively. The Bank also offers term loans generally for large corporate and shipping clients, with a maximum maturity of about 15 years. Most loans are collateralized to a certain degree, although there can be significant delays in foreclosing on collateral under Greek law. See Item 4.E, "Assets—Loan Portfolio" and "Credit Quality—Risk Management—Loan Approval Process."

        Reduced inflation and increased competition in the Greek market have resulted in a significant decline in interest rates over the past few years. While the European Central Bank controls the prime-lending rate, which is the effective minimum interest rate, the Bank has often played a leading role in lowering commercial interest rates in the Greek market. In particular, since December 1999, the Bank has reduced its lending rates and introduced a series of new fixed-rate products in the mortgage lending market, with interest as low as 6.4% for a 15-year facility. The table below sets forth certain key interest rates charged and the savings rate paid by the Bank following the most recent interest rate cuts by the European Central Bank on May 20, 2002, December 10, 2002, March 17, 2003 and June 12, 2003. In May 2005, the Bank decided to increase the savings rate to 0.3%, from 0.0% for accounts with small balances (up to €1,500).

Interest Rate on	As at May 20, 2002	As at December 10, 2002	As at March 17, 2003	As at June 12, 2003	As at May 1, 2005
Prime lending rate for working capital	6.25%	6.00%	5.90%	5.75%	5.75%
Prime lending rate for fixed assets	6.50%	6.25%	6.15%	6.00%	6.00%
Variable rate Mortgages	5.60%	5.60%	5.60%	5.50%	5.50%
Savings rate	0%-2.25%	0%-1.90%	0%-1.70%	0%-1.40%	0.30%-1.40%
Personal loans	10.20%	9.95%	9.95%	9.95%	9.95%
Consumer loans	9.50%	9.50%	9.50%	9.25%	9.25%

        We participate in, advise on and arrange large syndicated loans with both domestic and foreign banks. Generally, those loans finance large domestic and international infrastructure projects and borrowings by large corporations and state-controlled entities. For example, the Bank is participating as co-arranger and underwriter for the financing of the Athens ring-road and the Rion-Antirrion bridge in Greece, the Birmingham Northern Relief Road in Britain, the High Speed Line Railway and the Rijnmond Power Plant in Holland, the Maritsa East Power Plant in Bulgaria and the Stendal Pulp Mill in Germany. NBG International Limited, the Bank's London-based investment banking subsidiary, also has been active in arranging international syndicated loans. NBG International Limited also serves as an advisor on projects in private sector transactions.

Shipping finance

        Greece is a maritime nation with a long tradition in ship-owning and is one of the world's largest ship-owning and ship-flagging nations. The Bank has been in the shipping finance sector for decades and is the leading Greek bank, as well as one of the strongest competitors to foreign banks, involved in shipping finance. The Bank has traditionally provided financing for many of the largest Greek shipping companies. Shipping remains an important sector of the Greek economy and the Bank is one of the most active participants in the local market. As at December 31, 2004, outstanding shipping loans were approximately €863.4 million, which represents approximately 3.7% of the Bank's total loan portfolio.

        The Bank's shipping finance activities are carried out both through its Piraeus and London branches, the former of which is dedicated exclusively to shipping finance. Loans originated in London now account for 30.45% of the Bank's loans in this sector. The Bank plans to continue with its strategy of targeting first-tier shipping groups with respect to both its conventional shipping finance and its syndicated loan activities in order to improve quality, spread risk and enhance the profitability of its shipping loan portfolio.

        The shipping industry is significantly cyclical, experiencing volatility in revenues and cash flows resulting from changes in the demand and supply of vessel capacity. The demand for vessels is influenced by, among other factors, global and regional economic conditions, developments in international trade and changes in seaborne and other transportation patterns. None of these factors is within our control. Moreover, while the market for shipping finance is global, it depends on a concentrated number of participants—mostly U.K., German, French and U.S. banks. The world shipping industry experienced periods of decline from 1981 to 1986 and from 1996 to 2000 due to adverse economic conditions in Europe and northeast Asia and to oversupply of vessels in certain markets. During the last two years, shipping markets have been significantly improved, due in part to the economic expansion in China and a corresponding demand for raw materials and non ferrous materials, and to economic expansion in other areas of Asia, such as India. In addition, a significant rise in Japanese imports, especially in respect of dry bulk goods, in 2004 contributed to the improvement in the shipping markets in that year.

        The Bank's portfolio of loans to the shipping industry has been adversely affected by loans originated in the early 1990s. As at December 31, 2004, 2.4%, or €20.5 million, of the Bank's loans to the shipping sector were non-performing. Non-performing loans to the shipping sector accounted for approximately 1.8% of the Bank's total non-performing loans as at December 31, 2004, compared to 5.7% in 2003 and 8.5% in 2002. The Bank has experienced a significant decrease in non-performing loans attributable to this sector following the implementation of new credit controls in 1998. See Item 4.E, "Selected Statistical Data—Credit Quality." Of the Bank's ten largest non-performing loan exposures, currently four are to the shipping sector, although most of the Bank's non-performing loans in this sector originated in the early 1990s. These loans are managed by the Bank's specialized non-performing loans division.

        The Bank has adopted strategies and procedures to more effectively evaluate shipping credits. Each existing shipping loan is subject to periodic (but at least annual) performance reviews. This approach has shown positive results and the Bank believes that it will result in continued improved performance in this sector in the next few years by limiting the Bank's exposure to certain segments of the shipping industry currently experiencing adverse conditions. For example, loans related to the ferry business are being restructured in line with declining market conditions, but such loans are secured by mortgages over modern vessels.

Retail banking

General

        All of our retail banking activities in Greece are conducted by the Bank. The Bank offers retail customers a number of types of deposit and investment products as well as a wide range of traditional services and products.

        The following graph illustrates our estimated market share in Greece for certain categories of retail banking activities as at December 31, 2004, the latest date for which official statistics are available.

The Group's Approximate Retail Market Share in Greece as at December 31, 2004

Source:

(1)
Bank of Greece.

(2)
Union of Institutional Investors.

        The Bank believes that it has significant competitive advantages over other banks offering retail banking services in Greece, including its strong corporate image and name recognition in Greece, its large customer base and its extensive network of branches and ATMs. In addition, the Bank is continuing to develop other channels of distribution such as mobile telephone banking and internet banking. These advantages help the Bank to access the largest and most diverse depositor base in Greece, providing the Bank with a large, stable and low-cost source of funding.

        The Bank places particular emphasis on continuing to improve the speed and flexibility of its services to its retail customers. The Bank's strategy for accomplishing these goals has included:

  •
  investing significantly in information systems;

  •
  reorganizing and consolidating operations; and

  •
  developing new retail investment products, in co-ordination with other companies in the Group, to meet its customers' needs.

Products

        The Bank offers a wide range of products for retail customers, including savings accounts, current accounts and time deposits. The Bank expects full implementation of its Customer Relationship Administration system (also known as "CRA"), which is currently operating with respect to its mortgage and consumer loans segments, to improve its services to retail customers. We believe that the CRA system will enhance our cross-selling capabilities by enabling the Bank to target specific retail customers in marketing our complementary products and services as we do for our corporate customers.

Savings and Investment Products

        Our savings and investment products are offered in both euro and foreign currencies. In response to customer demand, the Bank has increasingly begun to offer new investment products with higher yields. These products include repurchase agreements between the Bank and its clients (backed by Greek government bonds), Greek government bonds from the Bank's proprietary portfolio, guaranteed-principal mutual funds and a wide range of mutual funds and unit trust products provided by Diethniki Mutual Fund Management S.A. See "—Mutual Funds," in this Item 4.B.

Credit Products

Consumer Credit

        The Bank holds a prominent place in consumer retail banking in Greece. Through its Consumer Credit Division and its subsidiary, National Management and Organization Company S.A., the Bank offers its customers a wide range of credit cards, personal and consumer loans and offers personal lending arrangements through third party retailers.

        Although consumer credit has existed in Greece since 1972, the sector has grown significantly in recent years. Consumer loans and credit cards accounted for approximately 16.4% of the Bank's domestic loan portfolio in 2004, compared to approximately 10.0% of the Bank's loan portfolio in 2000.

Consumer Loans and Personal Loans

        In 2004, the Bank of Greece revoked maximum limits on consumer credit. This enables the bank to offer a variety of consumer and personal loans to private individuals. In addition, the bank increased the amount and variety of revolving credit facilities (unsecured loans and overdrafts) and special purposed fixed term loans (such as vacation loans and car loans). As a result, the Bank has focused increasingly on domestic consumer lending, which now accounts for 55.4% of its total loan portfolio as at December 31, 2004.

        The loan approval process for all credit card and consumer credit products is centralized and based on a uniform credit scoring system. See Item 4.E, "Selected Statistical Data—Credit Quality—Risk Management—Loan Approval Process."

Credit Cards

        Despite strong competition, we continue to maintain one of the leading positions in the Greek credit card market with a market share in 2004 of 18.5%. The Bank's credit card balances grew by 16.1% in 2004, exceeding €1.4 billion.

        The Bank, through its subsidiary National Management and Organization Company ("NMOC"), is the main issuer of credit cards under the Mastercard brand in Greece. The Bank established NMOC in 1972. The Bank also issues credit cards under the VISA brand through NMOC. The number of new cards issued in 2004 amounted to 237,000 and a further 81,000 VISA cards and Mastercards were issued in the first five months of 2005.

        The Bank also offers Gold and Platinum Mastercards, both of which target the executive customer through business-oriented incentives. The Bank has also sought to reach a broader group of customers by increasing offerings of co-branded credit cards (which bear the NBG name as well as that of another entity, such as a supermarket or gas station chain, and are jointly marketed by both entities) and affinity credit cards (which are focused in their marketing towards members of certain organizations and may offer special incentives for charges on those cards, such as a percentage of charges made being donated to a specific charity or group).

Mortgage Lending

        NBG is the leading mortgage lender in Greece, with a market share of 26% in 2004. As at December 31, 2004, the Bank's outstanding mortgage balances amounted to €8,893 million, compared to €6,916 million at the end of 2003, and constituted 35% of its total loan portfolio. The volume of new loans increased by 45%. In addition, as part of our strategy of widening alternative distribution channels for our products, we continue to offer mortgages through alternative distribution channels, such as building, construction and insurance companies.

        Over the last three years, a range of new indexed mortgage products was introduced, priced on the basis of the European Central Bank's base rate (currently standing at 2%) plus a margin of between 150 and 300 basis points, depending on the prospective customers' overall credit profile as well as the loan-to-value ratio of the loan. These new products were essentially variations of the new successful "Ethnohousing Privilege" which was introduced in mid-2002. They include two of our top selling products: "Ethnohousing Privilege 1" and "Ethnohousing Privilege Plus". The former offers a low trigger rate, fixed for the first year (currently at 3.60%), then automatically converts to a variable rate for the remainder of the loan. The latter offers the option of a grace period of up to 12 months, during which no payments by the borrower are made. Interest accrued during the grace period is capitalized and repaid during the remainder of the loan. Indexed loans are mainly aimed at high net worth customers and have helped to increase the average loan amount by approximately 31.5% in 2004.

        In May 2003, the Bank introduced a new product, "Ethnohousing 1 Subsidized by the Greek State". This loan carries a fixed rate for the first year, automatically converting to a variable rate for the remainder of the loan. This type of mortgage is aimed at first time homebuyers and offers an interest rate subsidized by the Hellenic Republic for eight years.

        All the Bank's mortgage loans are now offered with maturities of up to 30 years, except those guaranteed and subsidized by the Hellenic Republic to special minority groups and victims of natural disasters, for which the maturity is determined by law. In 2004 the maturity for many of these loans was increased from 15 to 22 years.

        In 2004, we streamlined the Bank's mortgage origination and underwriting process, in response to a steadily increasing loan volume. These efforts, coupled with the constant upgrading of the Bank's new loan processing and monitoring software program (known as «IRIS»), have led to the shortening of the credit approval process and have facilitated the closer monitoring of mortgage loans.

Small business credit

        In 2002, we established the Small Business Credit division to enhance and personalize service offered to our business clients and particularly to increase the Bank's penetration into the professional and small business segment. The Small Business Credit division administers credit underwriting of loans to professionals and small businesses with turnover of up to €1 million and is part of the Bank's retail banking operations. It comprises three credit centers in Athens, Thessaloniki and Patras. Since its inception, the Small Business Credit division has launched new lending products for small business enterprises and professionals, including the "Open Professional Plan" offering a revolving credit facility to borrow up to 100% of total annual turnover. Additionally, the Small Business Credit division offers medium-to-long term loans geared towards medium-term working capital needs or financing of fixed assets, such as equipment and office renovations.

        In 2004, the Bank decided to increase the eligibility turnover threshold for its customers from €1 million to €2.5 million total annual turnover. This increase was effected in 2005.

Non-Performing Loans

        The Bank's management has focused on reducing the level of the Bank's non-performing loans, defined generally as those loans where principal or interest is more than 180 days in arrears. In recent years, management has taken steps to reduce the level of non-performing loans. Our policy for writing off non-performing loans, in conjunction with growth in the Bank's total loan portfolio, has resulted in the level of non-performing loans on our balance sheets declining from approximately 18.3% of total loans as at December 31, 1995 to approximately 4.8% of total loans as at December 31, 2004. The Bank's previously high level of non-performing loans resulted from several factors in the past, including:

  •
  recession in the Greek economy, which affected many borrowers in the early 1990s;

  •
  government influence over lending policies, including:

  •
  government and central bank regulations requiring lending to specific sectors of the economy; and

  •
  requirements that the Bank extend loans to troubled companies considered to be important to the Greek national interest;

  •
  over-reliance on borrowers' collateral, rather than cash flows, as a measure of creditworthiness for approving and monitoring loans; and

  •
  inadequate procedures for monitoring troubled loans.

Investment Banking and Brokerage Services

        The Bank and its subsidiaries (principally NBG International Limited, National Securities Co. S.A. and NBG Venture Capital S.A.) offer a wide range of capital markets and advisory services, including:

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

Investment Banking Activities

        In recent years, the Bank has increased its market share in capital markets activities, particularly with regard to public offering activity. Over the past five years, the Bank has participated as underwriter in 92 of the public listed equity offerings in Greece. The Bank has also participated in three Greek privatizations during the last five years. The Bank was lead manager or underwriter in 8 out of the 9 domestic initial public offerings of private sector companies in 2004, and our market share, in terms of total underwritten amount, was approximately 20%.

        In addition to our domestic activities, we also conduct investment banking business outside Greece through NBGI, our subsidiary in London, which has subsidiaries in Athens and New York. NBGI also has a private equity and venture capital business, conducted through London and its subsidiary in Athens.

        NBGI had revenues of GBP 4.6 million in 2004 and has acted in a number of debt and equity transactions in 2004, including the Hellenic Republic €5 billion 10-year benchmark due 2014. NBGI's New York subsidiaries, an asset management company and a US registered broker-dealer, were acquired in 2000 from the Newbrook Group. In the beginning of 2005, the asset management business was divested.

        The Bank is also active in project finance, and has provided project finance advisory services to the Greek State in a number of major infrastructure projects over the past 10 years, including the New Athens International Airport, the Athens Ring Road, the Rion-Antirrion Bridge, the Thessaloniki Metro Project and the Greek Motorways Concession Project (currently in the funding phase).

Stock Brokerage

        National Securities Co. S.A. is the Group's brokerage arm and is a member of the ATHEX. Its customers are able to enter stock purchase orders through on-line connections in the Bank's branch network that allow for rapid execution (subject to market conditions and rules). Over the last three years National Securities Co. has attracted institutional clients in Greece and abroad. It is becoming increasingly active in portfolio management and in secondary market transactions for clients (both retail and institutional) in government securities. As at December 31, 2004, National Securities Co. had a market share of approximately 12% by total trading volume on the ATHEX, ranking second in terms of total trading volume, compared with a 15.3% market share held by its largest competitor, EFG Securities.

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

        The Bank maintains a strong competitive position in the market for custodian services in Greece, acting as an agent for approximately 143 Domestic Institutional clients (25 mutual funds, 5 investment companies, 1 financial services company, 30 insurance companies and 82 pension funds) and 61 Foreign Institutional clients (40 active and 22 inactive) including several leading global custodians, as at December 31, 2004. The Bank also offers custodian services to Private Greek Investors, and had, as at December 31, 2004, approximately 120,000 active custody accounts. The above figure does not include approximately 69,000 customers having only government debt in their portfolio and approximately 207,000 customers maintaining only Mutual Fund Units in their portfolio. The Bank recently improved its custodian operations through a major upgrade of its existing software and systems and continuously invests to meet market developments and further improve the quality of the services it offers to its customers.

Payment services

        The Bank offers payment services to its clients participating in all local interbank payments channels. The Bank is also a member of the Euro interbank channels of TARGET, EBA for Euro 1, Step 1 and Step 2 services. As a member of Step 2, the Bank is the main Greek entry point for Eurozone payments. For payments especially outside the Eurozone, the Bank maintains a global network of correspondent banks. The Bank is currently in the process of implementing a major program to centralize its payments operations.

Mutual Funds

        The Group's domestc fund management business is run by Diethniki Mutual Fund Management S.A. (referred to in this Annual Report as "Diethniki") which is 100% owned by Group companies. Diethniki manages funds which are made available to the Group's customers through the Bank's extensive branch network.

        As December 31, 2004, Diethniki's total assets under management was €8.5 billion, an 11% increase from 2003. Diethniki's market share in Greece was 27.1% in 2004.

        In 2004, the Group expanded the range of mutual fund products it offers. The Group manages a total of 35 Delos and NBG SICAV funds, thereby providing investors with a broad choice of products in both the Greek and leading international and emerging markets. In 2004 we launched a new series of NBG International Funds and NBG SICAV Synesis Funds to be marketed to the public, developed by the Group in Luxembourg. These products include a wide range of investment vehicles, including capital protected funds and a fund of funds.

        The Group also further expanded its activity in management of insurance fund reserves with the launch of the Delos supplementary pension fund. Diethniki currently manages four pension-oriented mutual funds, while it manages directly part of the reserves of two of the largest insurance funds in Greece: IKA-TEAM and TAP-OTE.

        In addition to its domestic fund management business, the Group also engages in fund management in markets outside Greece. In March 2004, the Group established UBB Asset Management, a new subsidiary held by United Bulgarian Bank, to offer and manage mutual funds in Bulgaria. The Group markets Delos mutual funds through NBG branches and unit linked products jointly with Ethniki Insurance, to investors in Cyprus.

        The Group currently intends to expand its fund management business further into other jurisdictions in which it operates.

        The total value of the funds we have managed since 2000 is illustrated in the chart below:

        In addition to Diethniki's activities, another subsidiary of the Bank, National Investment Company S.A., manages a portfolio comprising Greek shares, units in foreign mutual funds, Greek government bonds and treasury bills, foreign securities and domestic and foreign short-term money market investments. As at December 31, 2004, National Investment Company S.A. had €215.9 million in assets. In an effort to streamline Group operations, the Bank's Board of Directors decided, in May 2005, to absorb National Investment Company and manage the portfolio through the Bank's Treasury.

Private Banking

        Through our private banking entities we aim to provide high net worth clients with quality service and a wide range of investment products.

        We launched our private banking units in 2003, which now operate domestically in Athens and Thessaloniki and internationally through our international private banking unit in London. Our private banking units had aggregate assets under management of €1.3 billion at the end of 2004.

        In line with our newly announced three-year business plan, we intend to launch more Private Banking units in the Athens area (our Kifisia unit is already operating) and in major cities throughout Greece. To further improve our services, we plan to offer to our clients third parties' investment products as well as advisory and asset management services.

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

        In general, the Bank and its subsidiaries enter into derivatives transactions for economic hedging purposes or in response to specific customer requirements. The Bank also trades actively on a proprietary basis, primarily in euro-denominated Greek government securities, and to a lesser extent, in the spot foreign exchange market. In recent years, the Bank's treasury-related activities have represented a significant source of revenues. In 2004, total turnover for foreign exchange trading and money market transactions by the Bank's central dealing room in Athens was approximately €80 billion and €629 billion, respectively.

        In addition, our dealing rooms promote and provide treasury products and services. Our principal dealing rooms are located in Athens and London. We also operate small dealing rooms in Sofia, Bucharest, Cairo, Montreal and Skopje. In addition, we have a dealing room in Thessaloniki to provide coverage of our clients in northern Greece.

        The Bank is active in primary and secondary trading of Greek government securities, as well as in the international eurobond market. The Bank is a founding member of the Group of Greek Government Securities Primary Dealers which was established by the Bank of Greece in early 1998.

Other Financial and Related Services

        We also offer a wide range of other financial and related services directly through the Bank and indirectly through specialised subsidiary companies. These services include:

  •
  leasing;

  •
  factoring;

  •
  consulting and professional training; and

  •
  real estate management and warehousing.

Leasing

        We began leasing activities in 1990 through our subsidiary, Ethniki Leasing S.A. Ethniki Leasing is active in the leasing of land and buildings, machinery, transport equipment, furniture and appliances, and computer and communications equipment. The company had assets of €423.8 million as at December 31, 2004 and revenues of €13.7 million as at the same date. Another Group company, Interlease a.d., provides leasing services in Bulgaria through its branch in Sofia. As at December 31 2004, Interlease had assets of €86.3 million and revenues of €7.8 million.

Factoring

        We have been offering factoring services since 1996, including domestic factoring services such as debt collection, management and account monitoring and advancing of funds for companies' outstanding claims. Internationally, we offer export credit, credit risk coverage, monitoring services, management and debt collection services. Factoring services are provided through the Bank's corporate credit centers, which comprise a specialized division of the Bank. The Bank's corporate credit centers also provide lending services to small- and medium-sized enterprises, offering a synergistic complement of services to these clients.

Consulting and Professional Training

        The Group engages in business consultancy services through Planet S.A., a business consultancy firm based in Athens in which the Bank holds a 31.7% stake.

        Ethnodata S.A., also a Group company, provides training and development in the area of information systems and software primarily to other companies in the Group. Ethnodata also provides IT consultancy services within the Group and to third parties. In addition, the Bank runs a training center for banking skills for employees of the Bank as well as other banks in Greece and abroad. The Bank's training center offers training courses and participates in programs funded by the EU.

Real Estate Management

        The Bank currently owns 1,642 real estate units as at December 31, 2004, 1,129 of which are buildings the Bank acquired for its own business purposes or through seizure of collateral on loan foreclosures. In addition, Ethniki Kefalaiou S.A., a wholly-owned subsidiary of the Bank that is engaged in asset and liability management, including asset liquidation, manages 70 properties with an aggregate book value of €31.3 million as at December 31, 2004. Most of these properties have been bought in recent years from the Bank, which acquired them on realization of collateral under non-performing loans. In line with our strategy of streamlining our activities, we intend to continue to dispose of certain non-core real estate holdings through Ethniki Kefalaiou S.A. For the year ended December 31, 2004, proceeds from the sale of land and buildings by the Bank and Ethniki Kefalaiou amounted to approximately €39.3 million.

        We have consolidated the remaining assets in our real estate portfolio that are unrelated to our principal financial services businesses into National Real Estate, which we anticipate will improve the management of our real estate portfolio through economies of scale and will facilitate our profitable development of those properties. See Item 4.D, "Property, Plants and Equipment" for general information regarding our real estate holdings and Item 4.A, "History and Development of the Company" for information regarding our principal real estate divestitures in recent years.

International Operations

        We operate, as a Group, in 15 countries on four continents. Our international network comprises 290 banking units outside Greece, which offer traditional banking services and financial products and services. The Bank has seven commercial banking subsidiaries in seven countries: Atlantic Bank of New York, NBG Canada, South African Bank of Athens, NBG Cyprus, Stopanska Banka, based in Skopje in the Former Yugoslav Republic of Macedonia, United Bulgarian Bank, with its headquarters in Sofia, Bulgaria and Banca Romaneasca SA based in Bucharest, Romania, in which the Bank acquired a 81.65% stake in 2003 (increased to 97.14% in 2005).

        We operate 15 branches in Serbia-Montenegro, three of which were opened in 2004, and we currently intend to open a further 15 branches in the region in 2005 in keeping with our plan of gradual and strategic expansion in the Balkans. In addition, we intend to establish two more branches in Albania by the end of 2005.

        Our international banking operations include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, we offer shipping finance, investment banking and brokerage services through certain of our foreign branches and subsidiaries.

        As at December 31, 2004, the Bank's international activities (exclusive of overseas subsidiary companies) accounted for 8.6% of its total assets. The total assets attributable to the Bank's international operations as at December 31, 2004 were €3,967 million (an 8.0% decrease from €4,314 million at December 31, 2003). In 2004, 3.4% of the Bank's profit (before taxes and provisions) was derived from international operations. The Group's profit (before taxes and provisions) attributable to international operations increased by 11.4% in 2004, from €139.9 million in 2003 to €155.8 million in 2004.

        Our presence abroad has tended, in the past, to center on areas with strong concentrations of Greek immigrants to whom we provide traditional banking services. Our policy, going forward, is to rationalize our international network and to focus on the Bank's regional strength in South Eastern Europe. We intend to expand our presence in growth areas and develop, in particular, our wholesale banking business, by targeting major financial centers to which we can offer Greek and Balkan risk. Our retail banking presence in some geographic areas may only be justified by our success in niche markets in which we have the ability to exploit competitive advantages.

        The primary focus of our expansion efforts is in the Balkan region where we believe there is opportunity for growth as a result of the deregulation and the gradual development of those markets. See Item 4.B "Overview of the Banking Services Sector in South Eastern Europe". The Bank already offers commercial banking services to selected customers in the region through its branches in Albania, Bulgaria, Serbia-Montenegro and Romania. We intend to build on these efforts by introducing a full range of financial products and services in the Balkan region as these markets develop.

        Our international network is described below.

National Bank of Greece S.A.: Foreign Branches

        The Bank currently has 27 foreign branches in seven countries including one in the United Kingdom, one in Guernsey, 23 in the Balkans (15 in Serbia-Montenegro, six in Albania, one in Romania and one in Bulgaria), one in Cyprus and one in Egypt. Additionally, it has four overseas representative offices (one in Europe, two in Australia and one in Turkey). The London branch principally serves large corporate and shipping clients and also offers private banking services. The majority of assets and loans of the Bank attributable to its foreign branches is held in London. The Bank believes that the Balkans represent a significant growth area for its international operations. See Item 4.B, "—Strategy". Due to its close proximity to, and familiarity with, the region, the Bank believes it will enjoy significant competitive advantages in the Balkans over other foreign and other Greek banks. Currently, the Bank's Balkan branches lend primarily to certain of the Bank's established Greek corporate clients operating in those countries, but also to certain local corporate clients that have significant liquid assets and other collateral. As part of our effort to rationalize and restructure our international operations, our branches in Frankfurt, Paris and Amsterdam were closed down in 2004. In order to streamline our operations in the Balkans, we are winding down our NBG branches in Sofia and Bucharest. It is intended that the business of these branches will be conducted by our subsidiaries UBB and Banca Romaneasca.

        The table below provides certain financial information of the Bank's foreign branches as at and for the year ended December 31, 2004, on a total basis before consolidation adjustments:

	EUR	US$(1)
	(in millions)	(in millions)
Total Assets	4,267	5,166
Net Loans	1,566	1,896
Total Deposits	2,287	2,769
Profits Before Taxes and Provisions	16,282	19,712

(1)
Solely for convenience of the reader the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = €0.8260 on June 15, 2005.

        The table above relates solely to the Bank's foreign branches and not to the branches of the Bank's foreign subsidiaries.

Atlantic Bank of New York

        Atlantic Bank of New York (also referred to as ABNY) is a full-service commercial bank which provides commercial and retail banking services. ABNY has 21 branches and conducts the majority of its business from offices in the metropolitan New York City region and to a lesser extent from one location in Boston, Massachusetts. ABNY also owns six subsidiary companies: Atlantic 960 Corp., Atlantic Financial Services Inc., Gramercy Leasing Services Inc., Beta Investments Inc. (which wholly owns Omega Commercial Mortgage Corp.), Standard Funding Corp. (which wholly owns Standard Funding of California, Inc.), and Yonkers Financial Services Corp. In May 2002, ABNY acquired Yonkers Financial Corporation, a NASDAQ-listed bank specializing in retail banking and mortgage lending, with a view to enhancing its services to small- and medium-sized entities and expanding its customer base. The integration of Yonkers Financial Corporation into ABNY was completed during 2003. The Bank's continued growth activity is highlighted by the acquisition and integration of the New York branch of Allied Irish Bank (AIB) on Park Avenue. ABNY purchased the loans and assumed the liabilities of the retail banking business of AIB, which focused on providing commercial banking services to small and mid-size businesses, not-for-profit organizations, professionals and business owners, as well as their employees and customers. ABNY also opened two new branches in Manhattan. Certain financial information with respect to ABNY as at and for the year ended December 31, 2004 is provided in the table below:

US$
(in millions)
Total Assets	3,186
Net Loans	1,329
Total Deposits	1,939
Profits Before Taxes and Provisions	57

National Bank of Greece (Canada)

        National Bank of Greece (Canada) (referred to in this Annual Report as "NBG Canada") has its headquarters in Montreal and has ten branches across Canada as well as one wholly-owned subsidiary, NBG Securities, Inc., which is involved in the distribution of mutual funds. NBG Canada offers a wide range of commercial and retail banking services focused on real estate financing and small business lending. NBG Canada also maintains an investment portfolio of low-risk, highly rated fixed income and equity securities. Certain financial information with respect to NBG Canada as at and for the year ended December 31, 2004 is provided in the table below:

	Canadian dollars	US$(1)
	(in millions)	(in millions)
Total Assets	570	460
Net Loans	478	386
Total Deposits	501	404
Profits Before Taxes and Provisions	8	6

(1)
Solely for the convenience of the reader, the translation of Canadian dollars into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = 1.2397 Canadian dollars as at June 15, 2005.

The South African Bank of Athens Ltd.

        The South African Bank of Athens Limited (referred to in this Annual Report as "SABA") has 12 branches across South Africa, primarily in urban centers with substantial Greek ethnic populations. SABA offers traditional commercial and retail banking services, with particular emphasis on retail and commercial banking services for the SME market in South Africa. In 2004, SABA continued further developing its electronic banking platform and received MasterCard accreditation, which is intended to facilitate the launch of its ATM/Debit Card during the second quarter of 2005. Furthermore, SABA launched a new Electronic Banking product, Athena Payment Systems, which provides a business focused electronic third party payment and payroll system for corporate clients and small businesses.

        Certain financial information with respect to SABA as at and for the year ended December 31, 2004 is provided in the table below:

	South African rand	US$(1)
	(in millions)	(in millions)
Total Assets	609	90
Net Loans	450	66
Total Deposits	521	77
Losses Before Taxes and Provisions	(5)	(1)

(1)
Solely for the convenience of the reader, the translation of South African rand into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = 6.7713 South African rand as at June 15, 2005.

National Bank of Greece (Cyprus) Ltd.

        The National Bank of Greece (Cyprus) Ltd. (referred to in this Annual Report as "NBG Cyprus") has 25 branches and six foreign exchange bureaus, including its headquarters in Nicosia. NBG Cyprus provides a wide range of commercial and retail banking services, with particular focus on the tourist industry. The increased number of customers and the growth of its loans and deposits portfolio reflect the expansion of NBG Cyprus' customer base through the introduction of new mortgage and retail credit products and the increase in its number of ATMs from 19 at the end of 2003 to 30 at the end of 2004. Certain financial information with respect to NBG Cyprus as at and for the year ended December 31, 2004 is provided in the table below:

	Cyprus pounds	US$(1)
	(in millions)	(in millions)
Total Assets	531	1,113
Net Loans	404	847
Total Deposits	474	994
Profits Before Taxes and Provisions	10	21

(1)
Solely for the convenience of the reader, the translation of Cyprus pounds into U.S. dollars has been made at the rate of US$1.00 = 0.4769 Cyprus pounds determined by reference to the fixing rate as announced by the Cyprus central bank as at June 15, 2005.

Stopanska Banka A.D.

        Stopanska Banka is a universal bank, headquartered in Skopje and registered in the Former Yugoslav Republic of Macedonia, that provides payment transfers, credit and deposit-taking services in its home country and abroad. We currently hold a 71.2% interest in Stopanska Banka. Stopanska Banka operates domestically and is one of the largest banks in the Former Yugoslav Republic of Macedonia, with 25 branches, which in turn manage 23 sub-branches, pursuant to Stopanska Banka's branch network reorganization during 2003 and 2004. As part of its reorganization and restructuring process, Stopanska Banka completed the second phase of the installation of the Globus system (for corporate lending). We currently anticipate that the installation of Globus will be completed in 2006. In addition, in 2004, Stopanska Banka installed an enterprise resource planning system, created by SAP, in order to support its financial accounting systems. Stopanska Banka aims to continue improving its loan portfolio by targeting highly credit-worthy customers. Certain financial information with respect to Stopanska Banka as at and for the year ended December 31, 2004 is provided in the table below:

	Macedonian denars	US$(1)
	(in millions)	(in millions)
Total Assets	28,448	562
Net Loans	10,687	211
Total Deposits	24,924	492
Profits Before Taxes and Provisions	700	14

(1)
Solely for the convenience of the reader, the translation of Macedonian denars into U.S. dollars has been made at the rate of US$1.00 = 50.6140 Macedonian denars; the fixing rate as announced by the central bank of the former Yugoslav Republic of Macedonia as at June 15, 2005.

United Bulgarian Bank

        UBB is a commercial bank headquartered in Sofia, Bulgaria, which provides retail and corporate finance services in Bulgaria. We currently hold a 99.9% interest in UBB. In 2004, the UBB branch network continued to expand. UBB opened nine stand-alone branches in cities and towns throughout Bulgaria, and two in-store branches. At the end of 2004, UBB's distribution network included 123 units (36 branches, 73 sub-branches and 14 in-store branches). As compared to 2003, UBB recorded a 40.3% growth in its loan portfolio, as a result of nearly 19.5% growth of corporate loans and 91.5% growth of its consumer loan portfolio. In 2004, UBB's market share in Bulgaria was 9% for corporate loans, 14% for consumer loans and 20% for mortgage loans. During 2004, UBB maintained its market share of 10% in deposit base both in Bulgarian leva and foreign currency deposits. UBB operates 341 ATMs (representing a market share of approximately 17%) and 1,354 POS terminals (representing a market share of approximately 18%) in Bulgaria. In January 2003, UBB launched the first credit card in Bulgaria, which had a local market share of 64% at the end of 2004. UBB also holds a 12% market share with respect to debit cards in Bulgaria. UBB is the main trustee on the local market, servicing a majority of the bond issues in Bulgaria. UBB's activities expanded in 2004 with the launch of UBB Asset Management, which began offering UBB Balanced Fund, its first mutual fund, to investors in September of that year.

        As of December 31, 2004, Standard & Poors affirmed UBB's BB+ long-term and B short-term ratings with outlook stable. In addition, Fitch raised UBB's long-term rating to BBB- and short-term rating to F3, with outlook–stable, individual C/D, Support–2. UBB works closely with Interlease, the Bank's leasing subsidiary, for the development of the Group's plans in the Balkans. Certain financial information with respect to UBB as at and for the year ended December 31, 2004 is provided in the table below.

	Bulgarian leva	US$(1)
	(in millions)	(in millions)
Total Assets	2,188	1,350
Net Loans	1,466	905
Total Deposits	1,778	1,097
Profits Before Taxes and Provisions	85	52

(1)
Solely for the convenience of the reader, the translation of Bulgarian leva into U.S. dollars has been made at the rate of US$1.00 = 1.6205, the fixing rate as announced by the Bulgarian central bank as at June 15, 2005.

Banca Romaneasca SA

        Banca Romaneasca (also referred to as "BR" in this Annual Report) is a universal bank, which provides a wide range of retail and corporate banking services in Romania, primarily dedicated to the financing of small and medium sized companies. We became Banca Romaneasca's main shareholder in October 2003, with an initial share holding of 81.65%. Our participation was increased to 90.87% in March 2004. BR's General Meeting of Shareholders in December 2004 approved a share capital increase in order to support the further development of BR. BR received ROL 1,037,571.32 million from the capital increase, which was completed in February 2005. After the capital increase, our participation in BR's share capital increased to 97.14%.

        At the end of 2004, BR had a countrywide distribution network consisting of 28 banking units, and it operates a network of 28 ATMs. BR was the first bank in Romania to provide Western Union services and it provides money-transfer services in 255 locations across the country. BR launched its first credit card in March 2004. Certain financial information with respect to BR as at and for the year ended December 31, 2004 is provided in the table below

	Romanian lei	US$(1)
	(in millions)	(in millions)
Total Assets	8,648,637	288
Net Loans	4,537,956	151
Total Deposits	5,805,676	193
Profits Before Taxes and Provisions	318,344	11

(1)
Solely for the convenience of the reader, the translation of Romanian lei into U.S. dollars has been made at the rate of US$1.00 = 30,000.00, the fixing rate as announced by the Romanian central bank as at June 15, 2005.

Non-Banking Subsidiaries

NBG Venture Capital S.A.

        NBG Venture Capital S.A., a Greek company wholly-owned by the Bank, is a leading Greek private equity and venture capital firm pursuing investment opportunities across industries, primarily in Greece and the broader southeastern European region. NBG Venture Capital provides its services to the following private equity and venture capital funds:

        NBG Greek Private Equity Fund LP, an English limited partnership, was established in February 2004 with a capital commitment of €20 million from the Bank. NBG Greek Private Equity Fund aims to invest in the equity or equity-related capital of unquoted and certain quoted companies spanning development capital, recapitalizations, buy-outs and buy-ins with or without leverage. NBG Greek Private Equity Fund will seek to invest in companies operating in Greece. It may also decide to invest in companies operating outside of Greece. At the end of 2004 the NBG Greek Private Equity Fund had not made any investments.

        NBG Emerging Europe Fund LP, an English limited partnership, was established in 2002 with a capital commitment of €30 million from the Bank. NBG Emerging Europe Fund is the successor fund to NBG Balkan Fund, which transferred at cost (i.e., about €4 million) two out of its three investments to NBG Emerging Europe Fund. NBG Emerging Europe Fund aims to invest in the equity or equity-related capital of unquoted and certain quoted companies operating in countries in Central and Eastern Europe, and other markets which are considered emerging markets. In 2004, the Fund exited one of its two investments and at the year end held one remaining investment of €15 million.

        NBG Technology LP, an English limited partnership, was established in 2001 with capital commitments of €60 million, out of which the Bank has committed €30 million. NBG Technology aims to invest primarily in the equity or equity-related capital of unlisted small- and medium-sized enterprises operating in the sectors of technology, media and telecommunications throughout Europe. During 2004, NBG Technology LP made one new investment and at the end of 2004, total invested capital amounted to €6.7 million.

        NBG Greek Fund Limited, a Cypriot company currently wholly owned by the Bank, was established in 1998 with committed capital of €44 million. The scope of NBG Greek Fund was to invest primarily in rapidly growing Greek companies. NBG Greek Private Equity Fund is the successor fund to NBG Greek Fund, which reduced its committed capital down to €15 million and divesting its current holdings which, at the end of 2004, had an estimated market value of about €7.35 million. In 2004 the Fund returned to its shareholder the amount of €8.4 million.

        NBG Balkan Fund Limited, a Cypriot company currently wholly owned by the Bank, was established in 1998 with committed capital of about €14.7 million. NBG Emerging Europe Fund is the successor fund to NBG Balkan Fund, which is currently in the process of being liquidated and returning its capital to NBG after having transferred at cost two out of its three investments to NBG Emerging Europe Fund (and the third investment to NBG Greek Fund). In 2004 the Fund returned to the Bank the amount of €5.4 million.

        National Development Company of Northern Greece, a Greek fund, was established in 1998 with committed capital of about €6 million. In 2004, we decided to liquidate and wind down this fund. This process is expected to be completed in 2005.

        NBG Venture Capital also monitors the $15 million capital commitment made by NBG to Turkish Private Equity Fund I, a Guernsey limited partnership which was established in 2002 with total capital commitments of about $44 million. NBG Venture Capital is represented on the advisory board and the investment committee of the Turkish Private Equity Fund, which aims to make equity or equity-related investments in companies which are incorporated or whose business operations are primarily in Turkey. At the end of 2004, Turkish Private Equity Fund had made two investments of a total value of $7.5 million.

NBGI Private Equity

        NBGI Private Equity Limited, a subsidiary of NBG International Limited, is based in London and manages the following private equity funds: NBG Technology LP, with an initial capitalization of €60 million, investing in early stage investments in Information Technology, Telecommunications and New Media throughout Europe, with a strong emphasis on Greek technology; NBG Private Equity Fund LP, with an initial capitalization of €100 million, investing in small to mid-size "traditional economy" companies, with a geographic investment focus on the UK and continental Europe; NBG Emerging Europe Fund LP, with an initial capitalization of €30 million, investing in companies in Central and Eastern Europe (with a focus on Balkan countries), and other markets in Europe it considers to be emerging; NBG Real Estate Fund LP, with an initial capitalization of €30 million, investing in real estate, or companies whose principal activities are related to real estate, in Greece and Europe.

Interlease A.D.

        Interlease provides leasing services in Bulgaria through its branch in Sofia, Bulgaria. The company offers primarily industrial equipment leasing services. As at December 31, 2004, Interlease had assets of €86.3 million and revenues of €7.8 million. In 2004, Interlease saw a substantial growth in assets, reflecting the growth and improvement of the quality of its leasing portfolio. In keeping with our cross-selling strategy, Interlease markets its leasing services in Bulgaria to customers of UBB and of the Bank's branch in Sofia. Interlease also operates a subsidiary company named "Interlease Auto".

ETEBA Romania

        ETEBA Romania, formerly named S.C. Top Invest S.A., is our investment banking subsidiary in Romania. ETEBA Romania's investment banking activities include buying and selling securities for the account of clients, placing the distribution of securities under primary or secondary offerings, providing consultancy and brokerage services, and managing individual portfolio accounts of clients. Its operations are centered in Bucharest.

Insurance

        We provide insurance services primarily through our subsidiary, Ethniki Hellenic General Insurance Company S.A., (referred to in this Annual Report as "EH"). EH offers life, accident, and health insurance for individuals and groups, and fire, casualty, credit, motor, marine, aviation and cargo insurance.

        EH provides insurance products through 50 domestic branches, 124 agencies with 2,000 insurance agents and 925 independent insurance brokers. In addition, we intend to increase sales of EH's insurance products to consumers through the Bank's extensive branch network. We have continued to maintain our position in Greece as the largest provider of non-life insurance products, the third largest provider of life insurance products and the largest overall insurance provider in Greece. At the end of 2004, our domestic market share for non-life and life insurance products was 15.7% and 14.1%, respectively, based on statistics provided by the Association of Insurance Companies in Greece. The General Assembly of EH decided on March 3, 2004 to capitalize the revaluation surplus of real estate, thus increasing the share capital by €100.4 million. The General Assembly of May 2005 resolved to further increase the share capital by an additional amount of €130 million to improve solvency.

        To facilitate EH's expansion and further boost its profitability, we have developed new products, such as unit-linked, motor vehicle and health insurance products. New products have also been developed for various types of risks to be sold, through automated procedures, to the Bank's customers.

        In addition to its domestic activities and with a view towards expansion in southeastern Europe, EH has established two Cypriot subsidiaries in collaboration with NBG Cyprus that are active in the life and general insurance sectors. EH is also operates in Romania, where it holds a 93.27% share in Societate Comerciala de Asigurare Reasigurare Eleno-Romana Garanta S.A.

        We also provide insurance services through another of our subsidiaries, NBG Bancassurance Company. NBG Bancassurance Company acts as an agent in conjunction with our mortgage lending operations by providing intermediation services between our mortgage customers and insurance underwriters. NBG Bancassurance Company assumes no insurance underwriting risk itself. As at December 31, 2004, NBG Bancassurance had assets of €5.7 million and revenues of €2.4 million. We expect to establish two new insurance companies in Bulgaria in 2005, mainly for our bancassurance business.

        The tables below show the total revenues and assets, respectively, of EH's insurance operations as at and for the years ended December 31, 2002, 2003 and 2004.

        The Greek insurance market is the least mature in the EU and we consider this market to have strong growth potential. Since 1993, the Greek insurance market has become significantly more competitive due to deregulation. This deregulation resulted from the implementation of EU directives intended to harmonize the insurance industry in the EU; these directives have opened the market by eliminating tariffs and permitting the provision of insurance services throughout the EU. In addition, these regulatory changes have liberalized certain technical requirements regarding supervisory powers, technical reserves, generation of statistical data and co-insurance. Because this deregulation has brought increased competition, it has forced many smaller insurance companies out of business. We believe that, in the future, the Greek insurance market will be serviced by a small number of large, adequately-capitalized and efficiently run insurance providers, such as EH. We also anticipate that proposed changes to the Greek pension system may, if adopted, provide new opportunities for the private insurance sector in Greece.

        Recently, the Supervisory Authority has commenced extensive audits of all insurance companies operating in Greece to ensure prudent reserving and adequate investments backing up liabilities. As a result, unfair competition will be reduced, allowing compliant companies such as EH to regain market share.

        The increased competition in the Greek insurance market has resulted in lower insurance premiums and, consequently, lower operating margins. We are responding to these pressures by:

  •
  increasing our focus on fully capturing the potential for bancassurance business, which is a rapidly expanding business in the markets in which we operate;

  •
  improving the range and flexibility of our products and services;

  •
  introducing new pension and health insurance products;

  •
  improving our sales network;

  •
  selectively developing our presence in the region of southeastern Europe and the Mediterranean; and

  •
  more effectively managing losses in the automobile and health insurance sectors, reducing the loss ratio, adjusting our pricing policy and, more generally, reducing our operating costs by streamlining our activities, reducing head count and cost of premises.

        Increased competition in the Greek insurance market has meant that EH has not always been able to raise premiums sufficiently to correspond to increases in payments it must make under life insurance plans.

This was particularly true in 2004, when payments in health insurance policies increased as a result of a rise in the cost of hospitalization in Greece. See Item 5, "Key Factors Affecting Our Results of Operations—Insurance Activities".

Hotel Business

        The NBG Group is also active in the tourism sector, chiefly through its subsidiary, Astir Palace Vouliagmenis S.A., which operated a complex of three hotels (Arion, Nafsika and Afrodite), bungalows and restaurants. Following completion of the full renovation of the Arion and Nafsika hotels (an investment of approximately €70 million), the complex now operates in line with international service and safety standards for luxury hotels. The Group is currently conducting research on strategic options for further developing and improving the Astir Palace Vouliagmenis complex in an effort to make it more competitive with other popular Mediterranean hotels.

        The Group owns two other hotel units, the Astir Alexandropoulis S.A., located in the northern Greek city of Alexandropoulis, and the Grand Hotel Summer Palace, located on the island of Rhodes.

Significant Equity Method Participations

        Our equity method investment portfolio includes participations in Greek corporations that were acquired through various means, including:

  •
  direct investment;

  •
  debt-for-equity swaps under old legislation (since repealed); and

  •
  foreclosure proceedings on unpaid loans.

        The following table sets out equity participations in which we hold an excess of 20% but less than 50% at December 31, 2004.

		December 31, 2004
			Reported book value(1)
Name		% Interest held by Group	(EUR in thousands)	(US$ in thousands)(2)
1.	AGET Heracles—General Cement S.A. (listed)	26.0	155,093	187,764
2.	Siemens Industrial S.A. (not listed)	30.0	18,130	21,949
3.	Larko Metallurgical S.A. (not listed)	36.4	—	—
4.	Phosphate Fertilizers Industry S.A. (not listed)	24.2	14,729	17,832
5.	Other		13,020	15,763

	Total		200,972	243,308

(1)
As reflected in the U.S. GAAP Financial Statements of the Group at December 31, 2004 under the equity method of accounting.

(2)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = €0.8260 as at June 15, 2005.

        The market value of our holdings in AGET Heracles, the only company listed above with shares traded on an organized exchange, was €167,807 thousands in 2004 as compared to €147,399 thousands in 2003.

        Equity participations in which the percent of ownership interest held by the Group is less than 20% are accounted as portfolio investments in accordance with SFAS 115 "Accounting for certain investments in debt and equity securities", as the Group does not have the ability to influence the operations of the investees. Equity participations in which the percent of ownership interest held by the Group is greater than 20% but less than 50% are accounted for using the equity method because the Group can influence the operations of the investees.

Competition

        We compete with other banks, financial services firms and a wide range of insurance companies in providing mutual fund services, capital markets and advisory services and insurance. Internationally, we compete with banking firms of varying sizes and geographic scope.

        The Bank itself competes with national, regional and foreign banks throughout Greece and abroad. There were 44 universal banks, both domestic and foreign, in Greece as at December 31, 2004. The top six banking groups in Greece accounted for approximately 79.1% of the total assets attributable to domestic and foreign universal banks as at that date. The largest foreign bank operating in Greece, Bank of Cyprus, had assets of €6,491 million, as at December 31, 2004, which represented approximately 2.9% of total bank assets in Greece. Foreign banks held approximately 10.6% of total bank assets in Greece as at December 31, 2004, according to our internal analysis of published financial statements.

        The table below shows the breakdown of assets, loans outstanding and deposits in the universal banking sector for the Bank and its five main competitors in Greece as at December 31, 2004. These figures exclude specialized credit institutions and have been compiled by the Bank on the basis of publicly available information. These figures also exclude foreign banks, as no official information with respect to the year ended December 31, 2004 is available to date for such banks.

Banks	Assets	% of total market	Loans	% of total market	Deposits	% of total market
	(EUR in millions)		(EUR in millions)		(EUR in millions)
1. National Bank of Greece	48,302	26.5	24,160	20.6	37,175	27.5
2. Alpha Bank	31,992	17.5	20,123	17.1	18,943	14.0
3. EFG Eurobank Ergasias	29,773	16.3	19,766	16.8	21,253	15.7
4. Agricultural Bank of Greece	19,109	10.5	14,370	12.2	15,826	11.7
5. Emporiki Bank	17,915	9.8	13,460	11.5	14,695	10.9
6. Piraeus Bank	15,771	8.6	11,946	10.2	11,355	8.4

Total attributable to domestic universal banks	162,862	89.2	103,825	88.4	119,247	88.2

Regulation and Supervision of Banking in Greece

        The Bank of Greece is the central bank in the Hellenic Republic. It is responsible for the licensing and supervision of credit institutions in Greece. The central bank grants a banking license only if the requirements of the EU Council's First and Second Banking Directives on the Authorization of Credit Institutions are met. Before these EU Directives took effect banks in Greece were required to obtain prior authorization for significant organizational and operational changes, such as establishing subsidiaries, opening branches, expanding geographically and operating in foreign currencies. In contrast, the current system permits banks to engage in such activities without prior authorization of the central bank, subject to the notification of the central bank in certain cases and to compliance with minimum initial capital requirements.

        The EU Council's main directives on regulation of credit institutions have been adopted under Greek law, including:

  (a)
  the first (77/780/EEC) and the second (89/646/EEC) Directives, and their successive amendments, on the coordination of laws, regulations and administrative provisions relating to the taking up and pursuit of the business of credit institutions, which were implemented by Greek Law 2076/01.08.1992;

  (b)
  the Own Funds Directive (EU Council Directive 89/299), which defines a credit institution's regulatory capital and was adopted under Greek law pursuant to Act No. 2053/18.03.1992 of the Governor of the Bank of Greece;

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

        To prepare for Greece's participation in European Monetary Union, significant changes were made to the regulatory framework of the central bank. In particular, its by-laws were amended to reinforce the central bank's independence from the State and to provide for new enforcement powers to enable better supervision of credit institutions.

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

        Furthermore, credit institutions operating in Greece publish daily rate bulletins of buy/sell exchange rates of foreign currencies and notes for the purposes of trading with the public. The relevant bid/offer spreads are determined freely. The Bank of Greece publishes daily reference exchange rates of the euro against foreign currencies based on the corresponding foreign exchange rate bulletins of the European Central Bank. "Open-cry" negotiated rates through the "fixing" mechanism of Greek drachma against foreign currencies have been abolished. As a result, any reference to those rates in statutory, administrative, regulatory and contractual provisions is replaced by reference rates published by the central bank of Greece, unless otherwise provided or agreed upon.

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

Guidelines for Risk-based Capital Requirements

        Banking regulatory authorities of the major industrialized countries have worked together in recent years to develop international capital adequacy guidelines based on the relationship between a bank's capital and its risks. In July 1988, the Basle Committee on Banking Supervision adopted risk-based capital guidelines, which are implemented by banking regulations in the countries that endorse the Basle standards, including the Hellenic Republic. These guidelines are intended to reduce competitive inequality among international banks by harmonizing the regulatory definition of capital for the purpose of asset-risk evaluation and establishing a uniform target-capital adequacy ratio.

        The harmonization of credit institution standards is a key part of the program to create an internal banking market in the EU. In 1989, the EU Council of Ministers adopted a directive on the administration of the "own funds" of credit institutions known as the "Own Funds Directive," and a directive on the solvency ratio for credit institutions, known as the "Solvency Ratio Directive." Both directives were codified by Directive 2000/12/20.03.2000.

        The Own Funds Directive defines regulatory capital, for the purposes of computing a capital adequacy ratio, as the sum of certain items constituting "core or Tier I capital" and other items constituting "supplementary or Tier II capital." The directive closely traces the mechanics of the Basle Committee guidelines.

        The substantive risk-based capital rules contained in the Solvency Ratio Directive generally adopt the Basle Committee guidelines into EU law. The Solvency Ratio Directive determines the credit risk of a bank's assets by multiplying (1) the balance sheet value of each asset by (2) the relevant risk weighting, to produce a risk-adjusted value. For off-balance sheet items, a two step risk-adjustment is applied, taking into account the nature of (1) the financial instrument concerned and (2) the counterparty involved. For off-balance sheet items concerning interest rates and foreign exchange rates (such as swaps, forwards and options), regulatory authorities prescribe measurement based on a mark to market approach, or either current or original exposure. As of January 1993, credit institutions in EU member countries must maintain capital adequacy of at least 8%.

        Upon implementation of the Capital Adequacy Directive, the capital requirements for a credit institution in relation to its country-specific credit risks are calculated based on the credit institution's investment portfolio, consisting of the assets and off-balance sheet transactions that are not included in its trading book. Prior to the implementation of the Capital Adequacy Directive in Greece, capital requirements were calculated based on all asset items and off-balance sheet transactions according to statutory provisions established by the central bank.

        The level of a credit institution's regulatory capital required to provide a cushion against trading book exposures depends on the methodology used for measuring general and specific position risks related to traded debt and derivative instruments, equities and equity derivatives, as well as counterparty risk of over-the-counter derivatives, repo and reverse repo, concentration and settlement risk of all the trading book items and foreign exchange risk of the total of on and off-balance sheet items.

        Under the Basle standards, supervisory authorities in each jurisdiction have some discretion in determining whether to include particular instruments as capital under the risk-based capital guidelines and whether to assign different weights, within a prescribed range, to various categories of assets to reflect their relative security.

        The Basle Committee's risk-based guidelines require a bank to have a minimum ratio of capital to assets and the off-balance sheet items determined on a risk-weighted basis, of at least 8%. At least half of the required capital must be "Tier I" capital and the rest "Tier II" capital. According to guidelines established by the Bank of Greece's, regulatory capital calculated in accordance with the parameters set forth below.

        Tier I capital, or core capital, which includes:

  •
  ordinary shareholder's equity;

  •
  reserves created by appropriations of retained earnings, share premia and other surpluses;

  •
  retained earnings;

  •
  innovative Tier I instruments such as perpetual non-cumulative preferred stock;

  •
  minority interests; and

  •
  negative consolidation differences.

        However, the following must be deducted from Tier I capital:

  •
  all holdings of own shares and Tier I instruments;

  •
  past and current year's net losses;

  •
  goodwill;

  •
  interim unpublished net losses; and

  •
  positive consolidation differences.

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

        The following must also be deducted from the sum of Tier I and Tier II capital:

  •
  investments in unconsolidated subsidiaries and other financial institutions amounting to more than 10% of their capital; and

  •
  the sum of all holdings in other financial institutions' capital in excess of the equivalent of 10% of the credit institution's eligible Tier I and II capital base.

        According to Circular No. 21/22.09.2004 of the Governor of the Bank of Greece, certain innovative Tier I instruments may be included, subject to stringent conditions, in Tier I capital of credit institutions in Greece.

        A bank's Tier II capital may not exceed its Tier I capital. There are also limitations on the maximum amount of certain Tier II items that may be counted towards a bank's capital requirements. In particular, cumulative fixed term preferred stock and subordinated debt with minimum maturity of five years may not exceed 50% of Tier I capital. Moreover, innovative Tier I capital may not exceed 15% of core Tier I capital.

        To assess the capital adequacy of banks under the risk-based capital guidelines, a bank's capital is related to the aggregate risk of its assets and off-balance sheet exposure, which are weighted according to four broad categories of risk (each reflecting the collective likelihood of loss, non-performance or default)—0%, 20%, 50% and 100%. The risk-based capital guidelines also set credit conversion formulas for measuring risk relating to off-balance sheet items, including financial guarantees letters of credit and foreign currency and interest rate contracts.

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

        In an effort to control excessive exposure to a single or related borrowers, the central bank, through Act No. 2246/93, also known as the "Large Exposures Act," adopted the EU Council's Large Exposures Directive. An exposure is considered a large exposure if it exceeds 10% of the credit institution's regulatory capital. This Directive, drawing on the European Commission's 1986 recommendation, requires that credit institutions:

  •
  immediately notify the central bank of any excessive concentration of exposures; and

  •
  limit such concentrated exposures to a certain percentage of the credit institution's regulatory capital.

        The Large Exposures Act imposes two limits on exposures. First, the value of each large exposure in the banking book may not exceed 25% of a credit institution's regulatory capital. Second, total large exposures in the banking book for a given credit institution may not exceed 800% of its regulatory capital. A credit institution is allowed to exceed its large exposure limits only in relation to items included in its trading portfolio and is required to hold additional regulatory capital in such circumstances.

        In April 2003, the Basle Committee published its third consultive paper on the new capital adequacy standards, contemplating a "New Basle Capital Accord." The New Basle Capital Accord proposals currently include a diversity of methodologies for the calculation of capital requirements in respect of credit risk and the operational risk (a newly-introduced term for the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events). The standardized and foundation approaches will become effective in the various countries that participate in the Basle Committee at the end of 2006, while the most advanced approaches will be implemented at year-end 2007. If New Basle Capital Accord proposals are fully adopted by European Union legislation, the Bank may be required by its regulators to maintain higher levels of capital, which could decrease our operational flexibility and may increase our financing costs. Consequently, we cannot assure that the New Basle Capital Accord will not have a material adverse effect on our financial condition or results of operations in the future.

Additional Reporting Requirements

        All credit institutions operating in Greece are required to provide Bank of Greece with: (1) a quarterly report on capital adequacy; (2) a quarterly report on profitability and exposure to banking risks (pursuant to Annexes 2 and 3 of Act No. 1313/88); (3) monthly quarterly data relating to open currency positions (pursuant to Act No. 2291/94, amended by resolution No 176/18.6.04 of Banking and Credit Affairs Committee); (4) a quarterly report on loan loss reserves pursuant to Act No. 2442/99 (amended by Act No. 2513/03) and 2557/26.1.2005; (5) a quarterly report on liquidity pursuant to Act No. 2156/92; (6) a semi-annual report on cross-border credit exposures pursuant to Act No. 2520/03; (7) a general annual audit report (pursuant to Act No. 2438/98); (8) a semi-annual report on large exposures pursuant to Act No. 2246/93; and (9) a semi-annual report on large borrowers pursuant to Bank of Greece, Banking and Credit Affairs Committee resolutions 485/91 and 540/94 159/03 and 915/03.

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

        The Hellenic Deposit Guarantee Fund is funded by annual contributions of participating credit institutions (and cooperative banks pursuant to Greek Law 2832/2000). The level of each participant's annual contribution is generally determined according to certain percentages applied to the total amount of eligible deposits. If accumulated funds are not sufficient to cover the claimants whose deposits become unavailable, participants may be required to pay an additional contribution. However, this contribution may not exceed an amount equal to 300% of a bank's last annual contribution. This additional contribution is set off against the annual contributions of following years. Greek law adopted the minimum level of coverage provided by the EU directive, which amounts to €20,000 per depositor per credit institution. Accordingly, credit institutions in EU states that belong to a system offering a higher level of coverage have a competitive advantage compared to Greek banks.

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

        In July 2002, the Greek Parliament adopted Law 3034/2002, which implemented the International Convention for the Suppression of the Financing of Terrorism, with which the NBG Group is fully compliant. Additionally, we comply with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (known as the "USA PATRIOT Act of 2001"), which took effect from October 2001 and which has implemented a range of new anti-money laundering requirements on banks and other financial services institutions worldwide.

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

  •
  2% of the credit institution's own funds at the end of the previous six-month period; or

  •
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

Strategy

        In 2004, our new management established a business plan for the Group over the next three years. All of our senior management contributed to the plan, which seeks to exploit synergies across the entire Group.

        Under the plan, the Group's mission is:

  •
  to become the leading financial institution in South Eastern Europe, offering a superior service to our customers;

  •
  to create conditions to enhance employee satisfaction; and

  •
  to increase our operating efficiency.

        We intend to achieve our mission while striving to maintain high corporate governance and compliance standards and under a carefully monitored risk management framework.

        To achieve our mission, we are implementing policies designed to:

  •
  Sustain strong revenue growth, by deepening our presence in markets we view as displaying strong growth opportunities, with a particular emphasis on retail banking, mortgage and consumer lending, with a focus on SME's, and asset management, and by pursuing further expansion in South Eastern Europe.

  •
  Optimize capital allocation, by boosting our participation in businesses we view as high growth, especially domestically and in the South Eastern European region.

  •
  Maximize operating efficiency, by investing in our human capital and developing its full potential, including through the implementation of a new employee development program, continued upgrading of our IT systems and streamlining administrative costs.

        The policies we are implementing include:

        Retail banking.    We intend to consolidate our leading position in the domestic market by leveraging our existing customer base and broad deposit base to capture cross-selling opportunities, especially across our branch network.

        Mortgage and consumer lending.    We intend to reinforce our leading position in the domestic market by leveraging our existing customer base, offering products through alternative distribution channels, and offering loan packages tailored to meet the needs of specific categories of customers, such as small businesses.

        Corporate and investment banking.    We intend to expand our position by offering corporate and investment banking services to existing customers in other areas of our business, and by increasing our focus on mid-cap companies.

        Asset management.    We intend to improve our position by developing new investment products to offer investors, and by leveraging our distribution channels, including our branch network, Ethniki Insurance and our private banking business.

        International operations.    We intend to focus our international strategy on expanding our position in southeastern Europe, through organic growth, acquisitions and other opportunities in the region.

        Human resources.    We are designing a new employee development program, intended to improve our employees' functional and geographic mobility, and we intend to expand our existing policy of performance-based compensation and implement a more objective approach to performance reviews.

        Administrative costs.    We intend to streamline our administrative costs by tightening controls on demand for resources, establishing clear standards for procurement, evacuation and letting of real property that do not serve our core business needs, transferring our internal support functions to offices outside central Athens, and evaluating the distribution of the Bank's branch network.

        IT infrastructure.    We intend to further advance our IT systems, including increasing automation of workflow, establishing alternative modes of communication with our customers, upgrading our customer relation ship management, enterprise resource planning and upgrading our telecommunications network. In 2004, the Bank established a new disaster recovery facility. Under this new facility, recovery of core operations can be reached in less than four hours, without any data loss. The facility has been running since December, 2004. The Bank is also in the process of updating its IT security policy to meet its current operational needs, especially in respect of the effective and ongoing communication of security issues to staff.

        Our insurance subsidiary, Ethniki Hellenic General Insurance S.A. is also in the process of establishing a new disaster recovery facility in order to improve the time for core operations and data recovery. This project is expected to be completed during 2005.

C.    Organizational Structure

        Historically, Greek law prohibited banks from engaging directly in financial service activities outside their traditional deposit and loan functions. Therefore, specialized financial institutions were established in Greece, each for the provision of a particular type of financial service. A Greek bank that sought to provide multiple financial services to its customers would create several subsidiaries, each a specialized institution within the bank's integrated group of diverse financial services companies. As a consequence of this historical practice, the Greek financial services sector today is characterized by a group of specialized companies established around a principal bank. National Bank of Greece S.A. is such a principal bank, around which its consolidated subsidiaries are organized.

        Set forth below is a chart indicating the primary operating areas of, and the individual companies within the Group.

		Bank's Participation as at December 31, 2004
Primary Operating Area	Country of incorporation
		Direct	Indirect	Total
International banking activities
Atlantic Bank of New York	USA	100.00%	—	100.00%
National Bank of Greece (Canada)	Canada	100.00%	—	100.00%
The South African Bank of Athens Ltd.	South Africa	91.42%	8.06%	99.48%
National Bank of Greece Cyprus Ltd.	Cyprus	100.00%	—	100.00%
Stopanska Banka A.D.	FYROM	71.20%	—	71.20%
United Bulgarian Bank (UBB)	Bulgaria	99.91%	—	99.91%
Banca Romaneasca	Romania	90.87%	—	90.87%
Investment banking and venture capital
NBG Venture Capital S.A.	Greece	—	100.00%	100.00%
National Development of Northern Greece S.A.	Greece	65.00%	—	65.00%

NBG Balkan Fund Ltd.	Cyprus	100.00%	—	100.00%
NBG Greek Fund Ltd.	Cyprus	100.00%	—	100.00%
ETEBA Emerging Markets Fund Ltd.	Cyprus	100.00%	—	100.00%
ETEBA Estate Fund Ltd.	Cyprus	100.00%	—	100.00%
ETEBA Venture Capital Management S.A.	Cyprus	100.00%	—	100.00%
NBG International	UK	100.00%	—	100.00%
ETEBA Bulgaria A.D. Sofia	Bulgaria	92.00%	8.00%	100.00%
ETEBA Romania S.A.	Romania	100.00%	—	100.00%
ETEBA Advisory	Romania	—	100.00%	100.00%
Innovative Ventures S.A. (I-Ven)	Greece	—	100.00%	100.00%
Financial Services
National Securities S.A.	Greece	100.00%	—	100.00%
Ethniki Kefalaiou S.A.	Greece	100.00%	—	100.00%
Diethniki S.A.	Greece	81.00%	19.00%	100.00%
National Management and Organization Co. S.A.	Greece	100.00%	—	100.00%
Ethniki Leasing S.A.	Greece	93.33%	6.67%	100.00%
Ethniki Mutual Fund Management S.A.	Greece	100.00%	—	100.00%
National Securities Cyprus (under liquidation)	Cyprus	—	100.00%	100.00%
NBGI Inc.	USA	—	100.00%	100.00%
NBGI Private Equity Limited	UK	—	100.00%	100.00%
Interlease A.D. Sofia	Bulgaria	87.50%	—	87.50%
NBGI Jersey Ltd.	UK	—	100.00%	100.00%
NBG Luxembourg	Luxembourg	94.67%	5.33%	100.00%
NBG Luxfinance	Luxembourg	94.67%	5.33%	100.00%
National Investment Company	Greece	46.42%	—	46.42%
NBGI Private Equity Funds	UK	—	100.00%	100.00%
Insurance
NBG Bancassurance S.A.	Greece	99.70%	0.30%	100.00%
Ethniki Hellenic General Insurance	Greece	76.00%	0.48%	76.48%
Business consulting
Ethnodata	Greece	98.41%	1.59%	100.00%
NBG Training Center S.A.	Greece	98.00%	2.00%	100.00%
Ethnoplan	Greece	—	100.00%	100.00%
Selected non-banking participations
NBG Management Services	Cyprus	100.00%	—	100.00%
National Real Estate	Greece	79.60%	0.44%	80.04%
Dionisos S.A.	Greece	—	99.91%	99.91%
Kadmos S.A.	Greece	100.00%	—	100.00%
EKTENEPOL Construction Company	Greece	—	100.00%	100.00%
Mortgage, Tourist Protypos S.A.	Greece	—	100.00%	100.00%
Grand Hotel Summer Palace S.A.	Greece	100.00%	—	100.00%
Hellenic Tourist Constructions S.A.	Greece	—	77.76%	77.76%
Astir Palace Vouliagmenis S.A.	Greece	76.75%	0.93%	77.68%
Astir Alexandroupolis S.A.	Greece	100.00%	—	100.00%

D.    Property, Plants and Equipment

        The Group owns approximately 2,200 properties, 1,400 of which include buildings. These properties are for the most part held free of encumbrances. Most of our properties are attributable to branches and offices of the Group through which we maintain our customer relationships and administer the Group's operations. Most of our other properties have been acquired as a result of foreclosure on the collateral of defaulted loans. There are no environmental issues of which we are aware of that may affect the Bank's utilization of its real estate assets.

        Our real estate portfolio was recorded at a cost of €869 million as at December 31, 2004, of which approximately €810 million, or 93.2%, is currently used as branches and offices of the Group and is recorded in our U.S. GAAP Financial Statements as "premises and equipment." Those of our properties that have been acquired as a result of foreclosure on the collateral of defaulted loans had a book value of €59 million as at December 31, 2004 and are recorded as "other assets" in the Group's U.S. GAAP Financial Statements. Management believes that the current market value of real estate assets exceeds their book value. We are not always able to realize the full market value of real estate which we are required to or wish to sell because of variations in the property market and legal impediments to the open market sale of such property. However, in order to expedite the process of divesting these non-core assets, we have simplified the auction process and have established a subsidiary, Ethniki Kefalaiou, which acquires from the Bank and its subsidiaries certain real estate assets with the sole purpose of realizing for the Group the value of such assets more efficiently.

        The table below identifies our significant real property holdings, as at December 31, 2004:

Address		Type of Property	Use	Area	Book Value per Greek GAAP (December 31, 2004)
					(EUR thousands)
1.	Mikro Kavouri, Voullagmeni	Land and multistory hotels	Hotels	57,000 m2 on a site of 192,622 m2	156,613
2.	Drapetsona	Land	—	254,142 m2	119,487
3.	Magoula Attiki	Land and warehouses	Warehousing	105,783 m2 on a site of 1,063,000 m2	101,761
4.	Dionysos	Land	—	410,956 m2	90,662
5.	86 Eolou Str. & 6-8-10-12 Sophocleous Str	Block of multi-story buildings, listed on historical register	—Head office —Administrative services —Leased to Athens Stock Exchange	33,887 m2 on a site of 9,687 m2	71,981
6.	4 Korai Str. and 32 Stadiou Str., Athens	Building	Administrative services	11,734 m2 on a site of 2,155 m2	32,092
7.	Varibobi	Land	—	1,600,000 m2	24,612
8.	38 Stadiou Str., Athens	Multi-story building, listed on historical register	Branch & administrative services	8,820 m2 on a site of 1,700 m2	21,747
9.	Akti Misouli, Rhodes	Multi-story building	Hotel	33,707 m2 on a site of 20,040 m2	16,000
10.	6 Aristotelous Square and 5 Ploutarchou	Multi-story building	Administrative services	5,759 m2 on a site of 879 m2	14,777
11.	12 Vas. Amalias Ave., Athens	Multi-story building	Administrative services	4,831 m2 on a site of 943 m2	14,321
12.	6 Kar. Serbias, Athens	Multi-story building	Administrative services	5,115 m2 on a site of 480 m2	12,658

        In February 2004, the Greek Parliament approved legislation allowing companies to revalue fixed assets to market values for tax purposes. In accordance with this law, the Group's real property was revalued for statutory reporting purposes to fair market values as of December 31, 2003.

        There are no environmental issues of which we are aware that could affect our utilization of these property holdings.

E.    Selected Statistical Data

        Information included in this section, except where otherwise stated, relates to the Bank and its subsidiaries. The statistical data presented below may differ from data included in the consolidated financial statements of the Group included elsewhere in this Annual Report. In certain cases, the statistical data is derived from statutory reports and from statistical data reported in the forms prescribed by the central bank for regulatory purposes. Such data are compiled as a normal part of the Group's financial reporting and management information systems. Unless otherwise noted, amounts presented below are based on U.S. GAAP financial information.

Average Balances and Interest Rates

        The following table sets forth average balances of assets and liabilities of the Group for the years ended December 31, 2002, 2003 and 2004 and, for interest-earning assets and interest-bearing liabilities, provides the amount of interest earned or paid and the average rate of such interest for such asset or liability, as applicable. The table below has been calculated on the basis of average monthly balances.

	Year ended December 31,
	2002			2003			2004
	Average Balance	Interest	Average Rate %	Average Balance	Interest	Average Rate %	Average Balance	Interest	Average Rate %
	(EUR in thousands, except percentages)
Assets:
Cash and due from banks	1,061,473	—	—	475,624	—	—	630,802	—	—
Deposits with central bank	689,771	24,146	3.50	616,113	17,848	2.90	857,169	19,769	2.31%
Federal funds sold and securities purchased under agreements to resell	2,615,547	70,668	2.70	5,036,620	122,901	2.44	5,704,018	116,454	2.04%
Interest bearing deposits with banks	6,932,301	216,012	3.12	4,721,390	93,200	1.97	5,954,210	117,728	1.98%
Money market investments	201,871	6,343	3.14	144,628	3,969	2.74	158,494	5,577	3.52%
Trading assets:
Debt equity and derivative instruments	13,972,135	756,576	5.41	15,821,060	542,099	3.43	12,655,874	403,506	3.19%
Securities:
Available-for-sale, at fair value	3,742,323	167,315	4.47	3,899,976	143,893	3.69	3,273,026	130,270	3.98%
Loans	19,616,864	1,154,660	5.89	22,074,579	1,190,337	5.39	25,489,417	1,396,285	5.48%
Less: Allowance for loan losses	(921,989)	—	—	(898,231)	—	—	(1,072,870)	—	—
Net loans	18,694,875	—	—	21,176,348	—	—	24,416,548	—	—
Intangible assets	164,652	—	—	205,252	—	—	248,758	—	—
Premises and equipment, net	792,376	—	—	879,807	—	—	893,302	—	—
Customer's liability on acceptances	1,517	—	—	776	—	—	591	—	—
Accrued interest receivable	219,037	—	—	622,923	—	—	515,590	—	—
Other assets	4,919,096	20,978	0.43	2,828,129	16,086	0.57	3,521,896	19,495	0.55%

Total Assets	54,006,974	2,416,698	4.47	56,428,646	2,130,333	3.78	58,830,277	2,209,084	3.76%

Liabilities:
Deposits	42,539,266	923,640	2.17	43,750,369	592,891	1.36	42,872,839	472,153	1.10%
Central bank borrowings	52,967	5,140	9.70	6,451	916	14.20	4,726	677	14.33%
Securities sold under agreements to repurchase	7,087,318	211,724	2.99	7,445,885	186,152	2.50	8,447,730	173,592	2.05%
Other borrowed funds	148,241	5,654	3.81	249,807	5,031	2.01	201,649	7,043	3.49%
Acceptances outstanding	1,517	—	—	776	—	—	591
Accounts payable, accrued expenses and other Liabilities	1,689,250	6,384	0.38	1,252,344	4,812	0.38	2,712,955	4,753	0.18%
Long-term debt	560,985	22,481	4.01	1,147,452	33,752	2.94	1,257,273	44,706	3.56%

Total Liabilities	52,079,544	1,175,023	2.26	53,853,084	823,554	1.53	55,497,763	702,924	1.27%

(1)
Non-accruing loans which have not been written off are included in "Loans," above.

(2)
Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment to yield of the related loans.

(3)
Throughout 2001, the Bank ceased to accrue interest on commercial loans, residential real estate loans and credit card loans when they are delinquent for 180 days, 360 days and 100 days (i.e. 90 days plus a 10-day grace period), respectively. With effect from January 1, 2002, due to regulatory changes in Greece, the Bank ceases to accrue interest on commercial loans and residential real estate loans when they are delinquent for 180 days, and for credit card loans when they are delinquent for 100 days (90 days' delinquency plus a 10-day grace period).

Analysis of Changes in Net Interest Income and Interest Expense—Volume and Rate Analysis

        The following table analyzes the change in the Group's net interest income attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective interest rates for the periods presented. Amounts due to changes in volume have been calculated by multiplying the change in volume during the year times the average rate for the preceding year. Amounts due to changes in rates have been calculated by multiplying the change in the current year average rate times the volume of the current year. The net change attributable to changes in both volume and rate has been allocated proportionately to the change due to average volume and the change due to average rate. The changes are calculated on the basis of the monthly average balance sheets set forth in the preceding table.

	2003 vs. 2004
	Total interest change	Due to change in volume	Due to change in interest rate
	(EUR in thousands)
ASSETS
Cash and due from banks and deposits with central bank	1,921	6,478	(4,557)
Federal funds sold and securities purchased under agreements to resell	(6,447)	16,286	(22,733)
Interest bearing deposits with banks	24,528	24,336	192
Money market investments	1,608	381	1,227
Trading assets	(138,593)	(108,453)	(30,140)
Available-for-sale securities, at fair value	(13,623)	(23,132)	9,509
Loans	205,948	184,140	21,808
Other assets	3,409	3,946	(537)

Total Assets	78,751	103,982	(25,231)

LIABILITIES
Deposits	(120,738)	(11,892)	(108,846)
Central bank borrowings	(239)	(245)	6
Securities sold under agreements to repurchase	(12,560)	25,047	(37,607)
Other borrowed funds	2,012	(970)	2,982
Accounts payable, accrued expenses and other liabilities	(59)	561	(620)
Long-term debt	10,886	3,230	7,656

Total Liabilities	(120,698)	15,731	(136,429)

	2002 vs. 2003
	Total interest change	Due to change in volume	Due to change in interest rate
	(EUR in thousands)
ASSETS
Cash and due from banks and deposits with central bank	(6,298)	(9,093)	2,795
Federal funds sold and securities purchased under agreements to resell	52,233	65,414	(13,181)
Interest bearing deposits with banks	(122,812)	(68,892)	(53,920)
Money market investments	(2,374)	(1,799)	(575)
Trading assets	(214,477)	100,117	(314,594)
Securities:
Available-for-sale, at fair value	(23,422)	7,048	(30,470)
Loans	35,677	144,663	(108,986)
Other assets	(4,892)	(8,917)	4,025

Total Assets	(286,365)	228,541	(514,906)

LIABILITIES
Deposits	(330,749)	26,296	(357,045)
Central bank borrowings	(4,224)	(4,514)	290
Securities sold under agreements to repurchase	(25,572)	10,712	(36,284)
Other borrowed funds	(623)	3,874	(4,497)
Accounts payable, accrued expenses and other liabilities	(1,572)	2,798	(4,370)
Long-term debt	11,271	23,502	(12,231)

Total Liabilities	(351,469)	62,668	(414,137)

Interest Earning Assets—Net Interest Margin

        The following table shows the levels of average interest earning assets and interest income and net interest income of the Group and the net interest margin for each of the periods indicated. These data are derived from the table of average balance and interest rates above and are based upon information in the Group's U.S. GAAP Financial Statements.

	Year ended December 31,
	2002	2003	2004
	(EUR in thousands, except percentages)
Average interest earning assets	47,770,813	52,314,366	54,092,208
Interest income	2,416,698	2,130,333	2,209,084
Average interest bearing liabilities	50,388,777	52,599,964	52,784,217
Interest expense	1,175,023	823,554	702,924
Net interest income	1,241,675	1,306,779	1,506,160
Net interest margin(1)	2.60%	2.50%	2.78%

(1)
Net interest margin represents net interest income divided by average interest earning assets.

Return on Equity and Assets

        The following table presents certain selected financial information and ratios for the Group for the periods indicated.

	Year ended December 31,
	2002	2003	2004
	(EUR in thousands, except percentages)
Net interest income	1,241,675	1,306,779	1,506,160
Net income	126,873	127,496	210,270
Average total assets	54,006,974	56,428,646	58,830,277
Average shareholders' equity(1)	1,297,497	1,313,809	1,483,507
Net interest income as a percent of:
Average total assets	2.3%	2.3%	2.6%
Average shareholders' equity(1)	95.7%	99.5%	101.5%
Net income as a percent of:
Average total assets	0.2%	0.2%	0.4%
Average shareholders' equity(1)	9.8%	9.7%	14.2%

(1)
Average shareholders' equity is calculated as the arithmetical average of shareholders' equity at the beginning of the year and the end of the year.

Assets

Investment Portfolio

        At December 31, 2004, the Group's investment securities had a carrying value of €14,103.9 million, representing 25.8% of the Group's total assets. Greek Treasury bonds and other Greek State or State-guaranteed securities accounted for €10,242.7 million, or 72.6% of the Group's investment securities. In preparing its U.S. GAAP Financial Statements, the Group reclassified its securities as required by U.S. GAAP according to the following categories: trading securities and securities available-for-sale.

        The Bank has the largest portfolio of Greek government bonds among Greek banks, which is attributable to the high reserve requirements applied by Greek banking regulations in the past as well as the Bank's position as the leading primary dealer (in terms of volume and liquidity) of Greek risk, according to statistics published by the Bank of Greece. Some of these bonds were acquired in discharge of public sector loans guaranteed by the Greek State. Greek government bonds issued prior to October 1997 carry variable interest rates equal to the rates on a 12-month Greek treasury bill with an additional spread. Greek government bonds issued subsequently carry fixed interest rates.

        The Group's equity portfolio stems largely from investment activities on the ATHEX as well as equities taken in loan foreclosure and workout situations in the past. As part of its aim to restructure and reorganize its operations, the Group has been strategically divesting its holdings in non-core businesses. In 2001 and 2002, we made no material disposals due to unfavorable market conditions. In 2003, we had revenues of €32.4 million by disposing of equity securities (mainly from our equity participations in AGET and HELEX). In 2004, we had revenues of approximately €25 million of which €12.5 million represented the disposal of our equity investment in OTEnet, approximately €7 million represented the disposal of our equity investment in the Central Securities Depository and disposals of approximately €5.5 million were made in cement, leasing, security and saltworks. The above disposals resulted in gains of approximately €16 million.

        The following table sets forth the cost and fair value of each type of the Group's trading securities at December 31, 2002, 2003 and 2004:

	Year ended December 31,
	2002		2003		2004
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(EUR in thousands)
Trading Account Securities
Greek government bonds	12,845,393	12,921,289	12,133,285	12,189,657	9,144,317	9,151,169
Certificates of deposit, banker's acceptances and commercial paper	142,983	145,766	132,050	134,061	234,037	235,948
Debt securities issued by other governments and public entities	146,458	147,975	172,543	171,125	197,126	197,941
Debt securities issued by foreign financial institutions	645,408	640,172	374,111	378,992	142,167	146,039
Debt securities issued by Greek financial institutions	44,483	44,488	122,646	122,842	127,797	128,660
Equity securities issued by companies incorporated in Greece	312,658	127,986	267,752	161,687	229,232	170,881
Equity securities issued by foreign companies	5,332	4,442	3,795	3,881	12,261	12,609
Other	1,229,149	1,245,980	595,380	626,626	499,145	512,288

Total Trading Account Securities	15,371,864	15,278,098	13,801,562	13,788,871	10,586,082	10,555,535

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

        The following table sets forth the amortized cost and fair value as well as gross unrealized gains and losses of each type of the Group's available-for-sale securities at December 31, 2002, 2003 and 2004:

	Year ended December 31,
	2002				2003				2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(EUR in thousands)
Available-for-sale securities
Greek government bonds	1,062,601	66,370	(2,962)	1,126,009	895,128	30,578	(4,699)	921,007	1,024,161	67,970	(571)	1,091,560
Mortgage-backed securities	127,775	5,236	(2)	133,009	68,090	1,772	(64)	69,798	22,005	366	—	22,371
Collateralized mortgage obligations	941,042	5,861	(1,350)	945,553	989,298	1,451	(10,917)	979,832	724,587	457	(8,751)	716,293
Debt securities issued by other governments and public entities	582,965	33,511	(3,990)	612,486	2,242,755	30,299	(5,510)	2,267,544	397,627	16,941	(884)	413,684
Corporate debt securities issued by companies incorporated in Greece	99,737	2,661	(112)	102,286	285,207	2,662	(47)	287,822	292,515	2,699	(1,460)	293,754
Corporate debt securities issued by companies incorporated outside Greece	337,891	7,007	(6,940)	337,958	279,576	2,742	(1,780)	280,538	456,542	4,989	(3,420)	458,111
Equity securities issued by companies incorporated in Greece	292,837	2,623	(141,215)	154,245	124,928	5,741	(5,524)	125,145	153,401	12,959	(564)	165,796
Equity securities issued by companies incorporated outside Greece	4,416	158	(670)	3,904	4,222	158	(439)	3,941	18,897	280	(78)	19,099
Mutual fund units	416,814	5,434	(46,480)	375,768	516,280	4,226	(5,925)	514,581	338,062	10,140	(594)	347,608
Other	53,903	1	(1,160)	52,744	65,403	78	(1,074)	64,407	20,105	—	—	20,105

Total available-for-sale securities	3,919,981	128,862	(204,881)	3,843,962	5,470,887	79,707	(35,979)	5,514,615	3,447,902	116,801	(16,322)	3,548,381

        During 2002, the Group took an impairment charge on its available-for-sale portfolio amounting to €35.5 million. The charge relates to equity securities listed on the ATHEX. This amount represented management's best estimate of the level of the other than temporary impairment in these securities, as a result of the unfavorable market conditions in the Greek equities market.

        During 2004, the Group took an impairment charge on its available-for-sale portfolio amounting to €8.0 million. The charge relates to equity securities listed on the ATHEX. This amount represented management's best estimate of the level of the other than temporary impairment in these securities, as a result of unfavorable market conditions in the Greek equities market.

        The following table sets forth the book value of the Group's securities by maturity at December 31, 2004:

	Year ended December 31, 2004
	Within one year or less			After one year through five years			After five years through ten years			After ten years
	Amortized Cost	Weighted average yield	Fair Value	Amortized Cost	Weighted average yield	Fair Value	Amortized Cost	Weighted average yield	Fair Value	Amortized Cost	Weighted average yield	Fair Value
	(EUR in thousands, except percentages)
Trading account securities:
Greek government and agencies	422,251	2.61%	422,847	7,019,890	2.64%	7,011,403	991,963	3.90%	1,000,957	710,213	3.97%	715,962
Certificates of deposit bankers' acceptances and commercial paper	234,037	3.76%	235,948	—		—	—		—	—	—	—
Debt securities issued by other governments and public entities	81,684	2.41%	81,681	12,345	5.05%	13,213	46,541	5.14%	46,023	56,556	3.92%	57,024
Debt securities issued by Greek financial institutions	212	2.48%	213	65,573	2.47%	65,834	47,448	3.26%	47,951	14,564	4.07%	14,662
Debt securities issued by foreign financial institutions	27,060	5.77%	27,567	49,592	4.53%	50,953	65,515	3.86%	67,519	—	—	—
Corporate debt securities issued by Greek companies	22,133	2.08%	24,171	201,122	5.05%	202,988	106,378	4.98%	109,049	—	—	—
Corporate debt securities issued by foreign companies	17,734	5.23%	18,456	46,561	5.95%	49,830	35,955	5.95%	38,532	5,874	5.61%	5,837

Total trading account securities	805,111		810,883	7,395,083		7,394,221	1,293,800		1,310,031	787,207		793 485

Available-for-sale securities
Greek government and agencies	48,834	2.39%	49,522	459,751	2.93%	477,167	391,470	3.60%	413,742	124,106	4.00%	151,129
Mortgage-backed securities	—		—	—		—	—		—	22,005	5.68%	22,371
Collateralized mortgage obligations	—		—	11,973	3.64%	11,971	3,307	4.00%	3,330	709,307	4.29%	700,992
Debt securities issued by other governments and public entities	36,432	5.14%	36,737	225,504	3.98%	225,481	75,943	5.42%	76,314	59,748	4.03%	75,152
Corporate debt securities issued by companies incorporated in Greece	161,731	2.41%	164,174	69,749	2.44%	68,928	61,035	2.94%	60,652	—	—	—
Corporate debt securities issued by companies incorporated outside Greece	8,149	5.78%	8,271	122,420	4.40%	124,088	180,371	4.44%	181,247	145,601	4.79%	144,505
Other	1,587	3.47%	1,585	—	2.93%	—	—		—	17,314	3.47%	17,383

Total available-for-sale securities	256,733		260,289	889,397		907,635	712,126		735,285	1,078,081		1,111,532

        As indicated above, the Group holds a significant amount of Greek government securities. This investment in Greek government securities (mostly government bonds and Greek treasury bills) exceeds the Group's shareholders' equity. The aggregate book value and market value of Greek government securities held by the Group (which includes securities held in its trading and available-for-sale portfolios) at December 31, 2004 was €10,242.7 million.

Loan Portfolio

        The Group's loan portfolio has grown steadily in recent years in line with increased demand for credit generally in Greece and the other markets in which the Group operates. At December 31, 2004, the amount of the Group's total outstanding loans and advances to customers equaled €27,175.4 million. The Group's loan portfolio consists of approximately 50% retail and 50% commercial loans. See Note 14 to the U.S. GAAP Financial Statements. Approximately 84.6% of the Group's loan portfolio was to Greek residents as at December 31, 2004. Most of the Group's loans are in the form of credit lines with short maturities.

        Loans by Type of Customer.    The Group offers a wide range of credit instruments to domestic and foreign businesses and State-related entities and individuals, including letters of credit and long-term and short-term loans.

        The following table provides details of loans to customers made by the Group, classified by type of loan, the borrower's principal economic activity, as well as the breakdown of domestic and foreign loans at December 31, 2000, 2001, 2002, 2003 and 2004. Amounts below are presented based on U.S. GAAP financial data.

	Year ended December 31,
	2000	2001	2002	2003	2004
	(EUR in thousands)
Greek residents:
Consumer:
Residential mortgages	3,616,367	4,521,013	5,559,819	6,793,804	8,600,893
Credit card	495,037	779,712	1,030,071	1,220,799	1,416,847
Auto financings	95,281	285,658	283,344	306,195	354,170
Other consumers	632,205	733,510	957,020	1,306,133	1,841,913

Total	4,838,890	6,319,893	7,830,254	9,626,931	12,213,823

Commercial:
Industry and mining	2,404,549	1,870,698	1,992,235	2,098,065	2,876,421
Small-scale industry	621,781	687,044	685,704	715,106	809,999
Trade	2,399,387	2,032,191	2,322,891	2,468,250	2,922,831
Construction	96,980	148,244	228,986	364,903	440,347
Tourism	237,661	293,562	291,207	306,722	266,041
Shipping and transportation	756,901	867,485	856,660	806,961	863,455
Commercial mortgages	130,853	175,431	100,636	133,596	282,219
Public sector	2,414,054	3,653,439	2,186,293	1,478,400	1,069,869
Other	575,117	1,034,325	704,155	1,048,274	1,231,666

Total	9,637,283	10,762,419	9,368,767	9,420,277	10,762,848

Total Greek residents loans	14,476,173	17,082,312	17,199,021	19,047,208	22,976,671
Unearned income	—	—	—	—	—

Loans net of unearned income	14,476,173	17,082,312	17,199,021	19,047,208	22,976,671

	Year ended December 31,
	2000	2001	2002	2003	2004
	(EUR in thousands)
Foreign:
Consumer:
Residential mortgages	178,239	178,301	258,603	263,964	361,601
Credit card	9,752	15,284	16,669	20,546	39,285
Auto financings	4,205	8,365	10,930	16,735	17,543
Other consumers	205,949	222,159	244,196	267,159	402,290

Total	398,145	424,109	530,398	568,404	820,719

Commercial:
Industry and mining	772,584	922,745	869,188	890,675	1,350,708
Small-scale industry	91,965	34,028	41,488	88,118	151,313
Trade	407,032	446,364	468,406	618,837	734,183
Construction	106,732	137,201	189,243	267,510	355,785
Tourism	64,123	74,136	71,598	101,591	118,033
Shipping and transportation	266,248	239,634	204,234	226,543	328,713
Commercial mortgages	575,011	658,213	647,306	631,668	136,732
Public sector	76,537	73,530	32,198	45,694	15,572
Other	289,191	268,353	385,048	452,381	201,260

Total	2,649,423	2,854,204	2,908,709	3,323,017	3,392,299

Total foreign loans	3,047,568	3,278,313	3,439,107	3,891,421	4,213,018

Unearned income	(5,368)	(14,060)	(6,803)	(5,589)	(14,284)
Loans net of unearned income	3,042,200	3,264,253	3,432,304	3,885,832	4,198,734

Total loans net of unearned income	17,518,373	20,346,565	20,631,325	22,933,040	27,175,405

Less: Allowance for loan losses	(973,211)	(1,014,927)	(1,011,145)	(1,047,493)	(1,115,212)
Total net loans	16,545,162	19,331,638	19,620,180	21,885,547	26,060,193

        A brief description of the type of loan classifications included in the above analysis is as follows.

        Residential mortgages consist primarily of fixed and floating rate loans first collateralized by interests in owner-occupied dwellings including single family homes and condominiums. These loans are nearly all secured by pre-notation (prosimiosi) which are less expensive and easier to record than mortgages. See, below in this Item 4.E, "—Credit Quality—Risk Management—Loan Approval Process."

        The Group is also able to offer certain Government-subsidized mortgage loans in Greece to borrowers who meet certain criteria. See Item 4.B, "—Banking Activities in Greece—Retail banking—Mortgage Lending."

        Credit card lendings are unsecured revolving credit lines.

        Auto financing loans, first offered in 1997, are extended for personal vehicles and are mostly secured.

        Other consumer loans are made to individuals on an installment plan to finance the purchase of consumer goods and to pay for services. In late 1999, the Bank introduced revolving credit facilities for retail customers under which approved customers can withdraw funds up to the limit of their individual credit facility as needed for personal purposes. These loans are unsecured.

        The majority of the Group's commercial loans are in the form of short-term (i.e., less than one year) credit facilities. Generally, if the borrowers meet interest payments in a timely manner, these facilities are rolled over, subject to the wishes of the borrower and the Bank's credit review policies.

        Industry and mining loans include credit extensions primarily made to corporations involved in the textile, food and beverage, chemical, and metals mining ventures. Such loans are generally collateralized by interests in the customers' real property and operating assets.

        Small scale industry loans are those made to commercial ventures that generally employ fewer than 50 persons, and such loans are collateralized by assets of the company or assets of the companies' shareholders.

        Trade loans are those made to ventures which do not manufacture goods but import, export, distribute and sell goods. Such loans are typically collateralized by inventory or assets of the company's shareholders.

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

        Public sector loans are those advanced to the Greek government, public utilities and entities governed by the public law of the Hellenic Republic, including IKA, the largest social security institution in Greece, and a shareholder of the Bank.

        The rollover policy of the Group stipulates full repayment of loan obligations upon maturity/ expiry of a loan facility before a new loan is extended.

        The following table provides details of the maturities of loans to customers made by the Group, classified by type of loan, the borrower's principal economic activity, as well as the breakdown of domestic and foreign loans as at December 31, 2004. Amounts below are presented based on U.S. GAAP financial data.

	Year ended December 31, 2004
	Less than 1 year	1 to 5 years	After 5 years	Total
	(EUR in thousands)
Greek Residents
Consumer:
Residential mortgages	393,312	282,797	7,924,784	8,600,893
Credit card	1,416,847	—	—	1,416,847
Auto financing	38,161	274,909	41,100	354,170
Other consumers	1,159,599	644,790	37,524	1,841,913

Total	3,007,919	1,202,496	8,003,408	12,213,823

Commercial:
Industry and mining	1,658,506	858,112	359,803	2,876,421
Small-scale industry	586,887	150,176	72,936	809,999
Trade	2,254,896	448,428	219,507	2,922,831
Construction	282,078	65,352	92,917	440,347
Tourism	166,597	33,488	65,956	266,041
Shipping and transportation	175,123	163,002	525,330	863,455
Commercial mortgages	32,452	16,321	233,446	282,219
Public sector	332,861	587,191	149,817	1,069,869
Other	822,272	355,756	53,638	1,231,666

Total	6,311,672	2,677,826	1,773,350	10,762,848

Total Greek residents loans	9,319,591	3,880,322	9,776,758	22,976,671

Foreign:
Consumer:
Residential mortgages	101,192	142,296	118,113	361,601
Credit card	39,141	144	—	39,285
Auto financing	8,801	7,758	984	17,543
Other consumers	146,008	234,693	21,589	402,290

Total	295,142	384,891	140,686	820,719

Commercial:
Industry and mining	752,518	443,930	154,260	1,350,708
Small-scale industry	99,378	50,390	1,545	151,313
Trade	524,433	189,439	20,311	734,183
Construction	120,916	100,790	134,079	355,785
Tourism	56,386	55,592	6,055	118,033
Shipping and transportation	106,828	33,672	188,213	328,713
Commercial mortgages	41,777	92,947	2,008	136,732
Public sector	6,089	8,523	960	15,572
Other	162,989	12,790	25,481	201,260

Total	1,871,314	988,073	532,912	3,392,299

Total foreign loans	2,166,456	1,372,964	673,598	4,213,018
Unearned income	(8,599)	(5,609)	(76)	(14,284)
Foreign loans net of unearned income	2,157,857	1,367,355	673,522	4,198,734

Total loans net of unearned income	11,477,448	5,247,677	10,450,280	27,175,405

Less: Allowance for loan losses	(1,090,204)	(21,705)	(3,303)	(1,115,212)

Total net loans	10,387,244	5,225,972	10,446,977	26,060,193

        Of the Group's loans outstanding at December 31, 2004 that are due after one year, €1,680.0 million had fixed interest rates while €14,017.9 million had floating interest rates.

Foreign Country Outstandings

        The Group's foreign outstanding loans, representing specific country risk, are extended primarily by the Group's foreign branches and banking subsidiaries. The Bank's Greek and London operations also provide loans customarily made in U.S. dollars to the shipping industry, as well as loans denominated in other currencies as requested by customers. The Group's most significant exposure to foreign countries for the year ended December 31, 2002, was to the United States, the United Kingdom, France, Germany, Cyprus and Bulgaria, for the year ended December 31, 2003, to the United States, the United Kingdom, France, Cyprus and Bulgaria and for the year ended December 31, 2004 to the United States, the United Kingdom, France, Cyprus and Bulgaria. These foreign country outstandings represent additional economic and political risks, although the Group does not currently view these risks as significant.

        The tables below show the amount of foreign outstandings at December 31, 2002, 2003 and 2004 to borrowers in each foreign country where such outstandings exceed 1% of the Group's total assets. The Group's exposure to certain of the countries provided below did not exceed 1% of the Group's total assets in each of the years presented but have been included in each such year for comparative purposes.

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

	At December 31, 2004
	Country
	United States	United Kingdom	Germany	Cyprus	France	Bulgaria
	(EUR in thousands)
Loans	983,507	197,167	136,901	861,205	12,851	862,102
Interest bearing deposits with banks	103,517	548,410	85,727	542	149,487	31,764
Other interest bearing investments	1,193,714	1,702,157	457,882	49,869	952,978	10,209
Other monetary assets	313,986	197,447	57,548	170,110	41,030	450,881

Total	2,594,724	2,645,181	738,058	1,081,726	1,156,346	1,354,956

        The table below shows the amount of foreign outstandings (in EUR thousands) by type of borrower for countries where the Group's exposure exceeded 1% of total assets at December 31, 2002, 2003 and 2004.

	Year ended December 31, 2002
	Country
	United States	Cyprus	Bulgaria	United Kingdom	Germany	France
Consumer:
Residential mortgages	128,106	19,940	14,982	923	—	—
Credit card	—	5,065	59	—	—	—
Auto financing	—	8,334	334	—	—	—
Other consumers	4,587	162,965	45,764	3,022	8,314	153

Total	132,693	196,304	61,139	3,945	8,314	153

Commercial:
Industry and mining	457,558	108,662	104,685	46,591	16,671	—
Small-scale industry	—	—	27,250	—	—	68
Trade	—	172,646	137,450	15,991	20,118	133
Construction	25,132	82,605	18,522	30,455	—	5,018
Tourism	—	64,927	1,353	344	3,409	889
Shipping and transportation	—	37,550	4,743	23,709	439	2,627
Commercial mortgages	533,757	681	—	—	—	—
Public sector	—	63	2,399	—	—	—
Lease financing	—	—	—	—	—	—
Other	—	58,080	65,396	42,953	7,957	—

Total	1,016,447	525,214	361,798	160,043	48,594	8,735

Total loans	1,149,140	721,518	422,937	163,988	56,908	8,888

	Year ended December 31, 2003
	Country
	United States	Cyprus	Bulgaria	United Kingdom	France
Consumer:
Residential mortgages	61,879	29,759	44,901	—	—
Credit card	—	5,828	2,167	—	—
Auto financing	—	11,551	1,787	515	—
Other consumers	3,394	88,045	109,758	2,918	213

Total	65,273	135,183	158,613	3,433	213

Commercial:
Industry and mining	391,149	116,278	93,801	35,707	—
Small-scale industry	—	—	68,745	—	2,304
Trade	—	264,401	168,865	10,726	3,204
Construction	10,805	105,245	28,025	77,817	5,120
Tourism	—	72,925	23,289	318	400
Shipping and transportation	—	41,805	20,831	28,941	6
Mortgages	496,175	—	—	—	—
Public sector	—	—	16,344	—	—
Public sector-Other	—	24	50,584	—	—
Other	—	59,483	7,392	77,309	—

Total	898,129	660,161	477,876	230,818	11,034

Total loans	963,402	795,344	636,489	234,251	11,247

	Year ended December 31, 2004
	Country
	United States	Cyprus	Bulgaria	United Kingdom	Germany	France
Consumer:
Residential mortgages	40,659	38,815	100,316	157	—	—
Credit card	113	5,593	17,546	—	—	—
Auto financing	—	11,428	4,367	—	—	—
Other consumers	2,694	77,157	181,553	927	7,309	192

Total	43,466	132,993	303,782	1,084	7,309	192

Commercial:
Industry and mining	918,789	105,528	58,357	32,115	48,965	—
Small-scale industry	—	—	115,614	—	17	7,349
Trade	—	296,684	239,540	1,027	25,706	196
Construction	16,407	128,840	29,625	59,656	47,808	5,024
Tourism	—	75,569	34,810	—	2,149	—
Shipping and transportation	—	118,957	28,846	32,452	386	90
Mortgages	—	—	—	—	—	—
Public sector	—	164	1,268	—	—	—
Other	4,845	2,470	50,260	70,833	4,561	—

Total	940,041	728,212	558,320	196,083	129,592	12,659

Total loans	983,507	861,205	862,102	197,167	136,901	12,851

Credit Quality

Risk Management—Loan Approval Process

        The Bank has been actively trying to increase the size of its loan portfolio and has begun to increase its marketing efforts to borrowers in segments with higher interest rate margins, such as trade, mortgage and consumer borrowers. Consumer loans are available through two main sales channels: the Bank's network, which accounted for 61% of all consumer loans disbursements in 2003, and through third-party distributors (such as retailers and car dealers), which accounted for the remaining 39%.

        The loan approval process is conducted separately by the Bank and each of its subsidiaries. The discussion below relates to the Bank and its banking subsidiaries, Atlantic Bank of New York, NBG Canada, the South African Bank of Athens, United Bulgarian Bank, Stopanska Banka, NBG Cyprus and Banca Romaneasca.

        The Bank.    The loan approval process for the Bank is centralized. There are separate credit divisions for corporate and non-corporate loans and a special division for shipping loans. The Bank's credit divisions are run by senior managers and are responsible for large corporate clients and supervising the credit centers. Loans in excess of €12 million but less than €100 million must be approved by the Bank's Credit Committee, which is composed of the president or the vice president of the Bank, the general manager who supervises commercial credit, and five senior credit managers of the Bank. Loans in excess of €100 million must be approved by the Bank's Senior Business Council, as do all loans to the mass media and political parties. Loans in excess of €50 million are reported to the Bank's Board of Directors. The Bank's Credit Committee also has the authority to restructure loans of up to €30 million. Any loans over €30 million can only be restructured by the Bank's Senior Business Council.

        Commercial credit decisions are based primarily on the customer's potential sources of repayment, including an assessment of the customer's operational cash flow as well as an analysis of the customer's investment and financing decisions. Credit analysis is conducted through the use of decision support models. Since 1 January 2004, credit analysis of medium-sized enterprises and large corporations is conducted by using the Moody's Risk Advisor (MRA) decision model. Collateral value is also considered in making commercial credit decisions. When evaluating corporate customers, the Bank's total exposure to the customer, the condition of the industry in which the customer operates, and the capital structure and quality of management of the customer are all taken into account. Before credit is extended to a corporate customer, a credit report relating to each borrower is prepared by a special department of the relevant credit division of the Bank and reviewed by the appropriate review body, as described above. Large corporate loans and loans for investment programs are evaluated using feasibility studies prepared by the Bank.

        The Bank estimates that it has approximately 31,000 small business clients (businesses with less than €1 million each in turnover). In order to standardize lending criteria and to free the resources of branch managers, who traditionally extended small corporate credit, the Bank has created small business credit centers in Athens, Thessaloniki and Patras. These small business credit centers belong to the Trade Credit division and are staffed by lending teams under the supervision of a team leader. In addition, there are workout teams responsible for managing loans overdue for more than 90 days. Credit underwriters use a decision support model to assist in their credit decisions, while reviewing and making credit determinations on applications forwarded by branch managers. The small business credit centers use two new credit appraisal models for the evaluation of small enterprises and professionals (one for the evaluation of free-lance professionals and small service enterprises with financing up to €1 million and one for all other small enterprises and professionals with financing above €1 million). The creation and operation of these new models was dictated by the need to revise, simplify and speed the loan approval process to meet the targets of the division and the consolidation of such loan activities into retail banking. These models have improved the quality of, and reduced the time required for the credit evaluation process. The benefits of this structure, as demonstrated during the pilot program,are the ability to make faster and more objective credit application determinations while permitting branch managers to devote more of their time to developing relationships with clients and expanding the Bank's market share. The Athens, Thessaloniki and Patras credit centers handle all of the Bank's small business credit applications in Greece. In addition, the Bank has two separate business banking centers in Athens and Thessaloniki that handle credit applications from middle market clients (enterprises with turnover of between €1 million and €50 million and for loans up to €7.3 million). These centers are staffed by lending teams, consisting of a relationship manager and a credit underwriter, responsible for serving the banking needs of these medium-sized enterprises. The relationship manager acts as the Bank's specialist for these companies, and also seeks to expand the Bank's share in this market, while the credit underwriter undertakes the analysis associated with the granting of credit.

        Consumer credit decisions are based mainly on a credit scoring system whereby consumer creditworthiness is evaluated by assigning points to various attributes of the credit applicant such as age, marital status, property ownership status, occupation, annual income and any pre-existing relationships with the Bank.

        The Bank bases its lending decisions with respect to consumer loans on a scorecard application provided by Statistical Decisions, a software company. For all credit extension decisions, NBG's total exposure to the customer is considered. The Bank also implements programs for pre-approval of certain consumer credit facilities. Customers are eligible for pre-approval based on several criteria determined by a credit scoring system which the Bank implemented in 1998. The Bank has been actively trying to increase the size of its loan portfolio and has begun to increase its marketing efforts to borrowers in segments with higher interest rate margins, such as trade, mortgage and consumer borrowers. The Bank has also introduced telemarketing directed primarily at consumers.

        Mortgage lending is done through a centralized loan approval process. Mortgage loan applications of up to €100,000 have to be approved by a Section Supervisor. Applications of up to €150,000 have to be approved by a Head of Department. Applications of up to €250,000 have to be approved by a Deputy Division Manager and over that amount and up to €1.000.000 by the Division Manager. Mortgage loan applications in excess of €1,000,000 and up to €1.500.000 must be submitted for approval to the General Manager for Retail Banking and loans in excess of this amount have to be approved by the Deputy C.E.O.

        The Bank may at its discretion permit the transfer of mortgage on condition that the transferee agrees to assume all obligations arising from the original mortgage contract, and provided that the transferee's income and credit profile have been screened and approved by the Mortgage Credit Division.

        The Bank secures nearly all mortgage loans with pre-notation of mortgage filings ("prosimiosi"), which are now the norm in Greece, as they are less expensive and easier to record than mortgages. Prosimiosi is easily converted into full mortgage following a court order, which may be obtained at the request of the Bank in the event of default. This practice has been in use by the Bank for over a decade. Collateral is taken in connection with all the Bank's mortgage loans. The value of the collateral taken by the Bank is normally 130% of the loan amount. The current value of the collateral exceeded this figure given the steady rise in house prices during the last five years, at an average rate of around 10%, although in 2004 the rise was more moderate showing signs of stabilization.

        Loan approval criteria include the applicant's income, sources of income, size of mortgage payments in relation to disposable income, employment history. They also take into account whether the applicant has significant deposits with the Bank and the existence of other assets, including real estate. Age, marital status and family size, in conjunction with the customer's overall tax and credit history, are also taken into consideration, as is the value of the collateral. Normally the maximum loan to value ratio (also known as "LTV"), is 75%, while on average effective LTV is much lower, standing at around 58% for new mortgages. It should also be mentioned that a large proportion of our mortgage portfolio, almost 42%, is either guaranteed or subsidized by the State, further improving the overall risk profile of the Bank.

        The valuation of the market value of the collateral is carried out by qualified appraisers either in-house or outsourced who we require to be Technical University graduates (civil engineers or architects). In carrying out their appraisal of the market value of the property, they have to take into account the "objective value system" covering most of the country, which specifies the value of each individual property for tax purposes. The "objective value" is normally much lower than the market value of the property and as such is a useful benchmark for the appraiser serving as an indication of the minimum price that the property will fetch.

        Collateral is taken in connection with most of the Bank's loans and the value of the collateral held by the Bank exceeds 50% of the total value of the Bank's loan portfolio. Consumer loans (other than mortgage loans) are generally not collateralized. Collateral requirements are established based on the analysis conducted in connection with the loan approval process. With respect to large transactions, the branch responsible for a loan carries out an evaluation of the collateral provided. In the case of real property, this evaluation is normally based on the appraisal conducted by the Bank's Technical Department. Listed securities are valued by reference to market value and liquidity. In the unusual case that the Bank accepts unlisted securities as collateral, these are valued according to an independent appraisal. Inventory stock and receivables are evaluated by factors such as type and marketability.

        We have established eleven collection units around Greece that deal with non-performing mortgage loans and nine collection units for commercial loans. These units are responsible for collection procedures and foreclosure, relieving our branches of those obligations.

        The credit policies are communicated throughout the Bank by way of credit manuals and circulars, supplemented by bulletins and local directives on particular issues. The Bank has developed and implemented a credit manual, which, the Bank believes, follows best banking practices. The credit manual is periodically revised.

        Atlantic Bank of New York.    Loan approval for consumer and residential mortgage loans made by ABNY is centralized. Mortgage loans of up to US$1,000,000 that are sold on the secondary market and mortgage loans of up to US$500,000 that remain in ABNY's portfolio are approved by the Residential Lending Department, with all mortgage loans screened by a mortgage underwriter. For portfolio loans that exceed US$500,000, an authorized member of the Management Credit Committee or the Director of Community Banking must grant approval. Consumer loans of up to US$100,000 are approved by the Community Banking Group, with all loans screened by an underwriter. Approvals of commercial loans require, at a minimum, two credit officers. Loan approval authority for commercial loans up to US$5.0 million is delegated to the Chief Lending Officer. The Chief Credit Officer has credit approval authority for loans up to US$7.5 million. All loans in excess of US$7.5 million but less than US$12.5 million must be approved by the ABNY Management Credit Committee. The President of ABNY must be one of the approving members. The board of directors of ABNY must approve loans in excess of US$12.5 million.

        Lending decisions at ABNY are based primarily on the borrower's ability to repay, as determined by a cash flow, income statement and balance sheet analysis (in the case of a corporate loan) or cash flow, net worth and income (in the case of a personal loan). Collateral is considered on a secondary basis. A majority of loans granted by ABNY involve some form of security, either in the form of specific collateral or a general security interest over assets of the borrower. The borrower's prior credit history is also an important consideration in the loan approval process. ABNY obtains credit reports from independent credit reporting agencies with respect to all applications for consumer loans and personal guarantors of commercial loans.

        NBG Canada.    Loan approval decisions at NBG Canada are made by credit committees. All transactions must be within acceptable credit quality parameters and be properly secured. Each committee operates according to written limits and guidelines as to amounts, concentrations, types of facility and classes of collateral. Individual loans of up to CDN$250,000, with an aggregate per borrower of up to

CDN$940,000, are approved by branch credit committees in order to encourage local management of markets. All loans over these limits and up to CDN$2,000,000 per individual transaction with an aggregate amount per borrower of up to CDN$9,250,000 or 25% of shareholders equity, which ever is less, must be referred to the Management Credit Committee for approval. Any larger amounts must be approved by the Credit Committee of the Board of Directors.

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

        The South African Bank of Athens.    The loan approval process at SABA is centralized and takes place in the Credit Risk Department located at SABA's head office. However, branch managers have authority to grant asset based finance loans for motor vehicles of up to South African Rand (R) 250,000 and cash-backed loans, require either pledged cash investments or pledged investment policies as collateral, of up to R1,000,000. In 2004, SABA started a major project which entails the automating of the loan approval process as well as the entire credit process.

        The first three modules of the project were implemented in January 2005. The three modules cover the application process. Currently the Bank is working on modules 4 & 5, which cover the securities process.

        United Bulgarian Bank.    UBB has implemented a three-tiered credit approval system which is based on the size of the aggregate exposure of the borrower. The first tier is composed of corporate credit centers that have discretion to approve exposures not exceeding Bulgarian leva (BGN) 500,000 for small and medium-sized companies,as well as for large-sized companies. Exposures which exceed the above thresholds, up to a maximum of US$ 3,000,000 (for loans in US$) or €3,000,000 (for loans in €), or BGN 6,000,000 (for loans in BGN) must be approved by UBB's Credit Committee. This Committee consists of the three Executive Directors of UBB, the Head of Corporate Banking and the Head of Risk Management. All loans exceeding US$3,000,000 or €3,000,000 or BGN 6,000,000, as applicable, after approval by the Credit Committee, must be approved by UBB's Board of Directors.

        Stopanska Banka.    Stopanska Banka has adopted a five-tiered credit approval system for lending, depending on the size of the loan. The micro credit Committee (established in 2003) approves loans for which the cumulative exposure of Stopanska Banka to a single client is up to €50,000. The Credit Committee approves loans for which the cumulative exposure of Stopanska Banka to a single client is over €50,000 and up to €1,000,000. The Senior Credit Committee approves loans for which the cumulative exposure to a single client exceeds €1,000,000 to an amount equal to 10% of the guarantee capital of the Bank. The Risk Management Committee of Stopanska Banka approves credit exposure towards a single borrower exceeding 10% of the guarantee capital of the Bank and up to €8 million with previous consent of the Senior Credit Committee. The Board of Directors approves credit exposure towards a single borrower above, €8 million with previous consent of the Risk Management Committee.

        NBG Cyprus Ltd.    Small loans, of up to Cyprus pounds (CYP) 220,000, are approved at the regional division manager's level in NBG Cyprus. Loan applications for amounts exceeding CYP220,000 require the approval of additional committees. The Credit Division Committee approves applications for loan amounts exceeding CYP220,000 and up to CYP440,000, the Credit Committee approves applications for loan amounts of CYP440,000 up to CYP2,000,000 and the Executive Credit Committee approves applications for loan amounts of CYP2,000,000 up to CYP4,000,000. All loans exceeding CYP4,000,000 must be approved by NBG Cyprus' Board of Directors.

        Banca Romaneasca S.A.    Banca Romaneasca S.A. has adopted a multi-tiered credit approval system for lending, depending on the total aggregate exposure to a single debtor (considered as a single client or group of clients). The Branch Credit Committee is entitled to approve only corporate loans up to €100,000. In the Head Office, there is a 3 level approval competence for the retail loans amounting up to €50,000. The Head Office Credit Committee approves corporate and retail loans for which the total aggregate exposure to a client in respect of credit lines, guarantees and other loan operations is between €50,000 and €200,000 for retail, and between €100,000 and €200,000 for corporate loans. The Management Committee—composed of the General Manager and the two Deputy General Managers—approves loans of any kind, letters of credit, and other loan operations exceeding €200,000 and up to 10% of Banca Romaneasca's equity and related parties loans not exceeding 5% of the bank's equity. Finally, the Board of Directors, having Risk Committee endorsement, approves loans of any kind, guarantees and other such operations for which the bank's total aggregate exposure to such client exceeds 10% of the equity and loans granted to related parties exceeding 5% of the equity.

Risk Management—Credit Review Policies

        The credit review process is conducted separately by the Bank and each of its subsidiaries. The Group has implemented systematic controls and monitoring of credit risk and market risk. The Group has formed a Risk Management Council to establish consistent risk management policies throughout the Group. See Item 5.B, "Liquidity and Capital Resources—Asset/Liability and Risk Management." Each of the credit review procedures established by the subsidiaries in the Group is coordinated by the Group's Risk Management Division.

        The Bank.    The credit review process for the Bank is managed centrally by the Risk Management Unit, which works closely with centralized underwriting units responsible for particular loans. Under the Bank's risk rating system, corporate exposures are grouped into eight risk classes. Low risk borrowers are often offered more favorable terms, while loans to high risk borrowers generally require third party guarantees and extra collateral. Risk classes are assigned to borrowers based primarily upon the viability of the business, the progress of the borrower's activities, its financial results and the financial structure of the borrower based on quantitative indicators such as the borrower's equity/debt ratio, liquidity, inventory turnover and accounts receivable. Qualitative factors such as management quality, management succession plan, and management integrity are also taken into consideration. In addition, the Bank considers the borrower's position in its industry sector and the relative position within its peer group.

        The Bank's credit exposure to each borrower is subject to a detailed review annually, or semi-annually in the case of high risk borrowers, with all outstanding facilities being reviewed at the same time. In certain cases, due to credit considerations or for transactional reasons, such as the anticipated expiration of a letter of guarantee, an interim review may be undertaken. Interim reviews are also undertaken following a late payment, if there are issues that may affect the course of business of the borrower or changes relevant to the borrower's creditworthiness. In the case of term loans, exposures to borrowers engaged in start-up projects and those posing special risks as a result of company or industry difficulties or otherwise, are generally subject to more frequent reviews. These reviews are undertaken by the loan officers responsible for the customer. Credit reviews include consideration of the customer's historical and forecast trading performance, balance sheet strength and cash flow, together with relevant industry trends and other external influences. These matters are considered in relation to the size, structure and maturity of the Bank's exposure, in conjunction with the nature of any security held. When the Bank determines, as a result of this process, that a borrower poses a risk, it takes appropriate action to limit its exposure as well as to downgrade all outstanding facilities of the borrower. For example, on a semi-annual basis the Bank can increase its collateral level, reset the interest rate at a higher level or decrease the credit limit. In addition, the credit officers responsible for the customer will intensify the monitoring of other exposures. When the review process results in the migration of the facility into a higher risk class, either the outstanding facility will be restructured or future lending and renewals of existing lines will be rejected. With respect to the risk rating categorization, a coefficient analysis is performed on all commercial and corporate loans. This analysis is used in the provisioning policy of the Bank. There is a different treatment for certain exposures classified in the four highest risk classes, where a case-by-case evaluation is conducted. This safeguards the Bank and ensures adequate provisioning for high risk exposures.

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

        Atlantic Bank of New York.    All outstanding business loans in excess of US$7.5 million are reviewed annually by the ABNY Management Credit Committee. All loans up to US$7.5 million are reviewed on an annual basis by the commercial lending department responsible for approving the loan. In addition, ABNY engages independent credit review companies to carry out reviews of loans and leases on an annual basis, and aims to cover approximately 75% of the commercial loan portfolio in each period. Reviews are focused on the largest and most recently granted loans and leases, as well as a random sample of other loans and leases, including delinquencies and exposures deemed to be of greater-than-acceptable risk. Interim reviews are undertaken when deemed necessary. ABNY employs a ten-point risk-rating system. All loans determined to be of greater than acceptable risk are also reviewed by ABNY's Chief Lending Officer and Chief Credit Officer at least quarterly.

        NBG Canada.    NBG Canada employs a seven-point risk rating system, as well as a credit review process that reviews all commercial business loans and commercial mortgage loans on an annual basis. Residential mortgages and personal loans are reviewed at the expiry of their terms. Non-performing loans are reviewed when classified as such and at least quarterly thereafter. Interim reviews are undertaken when deemed necessary. Coverage of specific provisions and general allowance as a percentage of non-performing loans is 109.55%, as at March 31, 2005. In addition, NBG Canada has an internal audit department as well as external auditors that review and report to NBG Canada's Board of Directors with respect to asset quality, the consistency of credit ratings and other credit practices in order to ensure that these are within the approved policies and standards of the Group and that the specific provisions and general allowance are sufficient. These factors are also reviewed annually by the Office of the Superintendent of Financial Institutions (OSFI), the Canadian regulator of financial institutions. NBG Canada's credit review process and the level of allowances for credit losses has consistently been assessed as satisfactory by OSFI.

        The South African Bank of Athens.    SABA focuses on working capital facilities and asset based finance for small-to-medium sized enterprises and all facilities are reviewed on an annual basis in light of the most recent financial statements for such corporate clients. During this review period SABA analyses the client's entire business and looks for opportunities to add value by either providing business advice or restructuring/ increasing facilities.

        United Bulgarian Bank.    Outstanding business loans to large corporations are reviewed monthly by the responsible credit officers and by UBB's Credit Portfolio Review Committee, which is responsible for reviewing general categories of risk and implementing risk guidelines. Loans to SMEs are reviewed on a quarterly basis. All loans are reclassified quarterly according to a risk assessment based on a four-point risk-rating system. In addition, UBB's internal auditors carry out a separate review of loans representing approximately 70% of the loan portfolio on an annual basis. The review is focused on the largest and most recently granted loans and a random sample of other loans. Interim reviews are undertaken during semi-annual audit reviews. Reports related to the status of loans are submitted regularly to the Credit Committee by UBB's Credit Portfolio Review Committee. At least once a year, UBB's executive management presents a full report on the quality of UBB's loan portfolio to its board of directors.

        Stopanska Banka.    Stopanska applies a five-point risk rating system for classifying loans. Loans are rated from A to E, with E being the riskiest (i.e. non performing). Loans are classified depending mainly on the length of time they have been in arrears. Loans in class A have been in arrears for less than 15 days, while those in class E have been in arrears for over 365 days. Allowances for loan losses are based on specified allowance coefficients which vary in proportion to the risk attributable to each one of the five loan categories.

        NBG Cyprus.    NBG Cyprus has adopted the Bank's risk rating system. A special Credit Provisions Committee presents a report annually to NBG Cyprus' Executive Credit Committee on the quality of the bank's credit portfolio.

        Banca Romaneasca.    Banca Romaneasca applies a five-point risk rating system. The risk rating assigned to a loan is determined by three factors: initiation of legal proceedings, financial performance and debt service. The initiation of legal proceedings against a debtor results in the highest risk rating. A debtor's financial performance is measured by a combination of quantitative and qualitative criteria, such as the debtor's quantitative financial performance as well as his general background. Banca Romaneasca evaluates these factors and, after receiving a client's annual and semi-annual financial statements, determines the risk rating on a semi-annual basis (in April and August). Based on financial performance and taking into account any delinquencies lasting over 15 days, each branch calculates the appropriate provision for each debtor's account at the end of each month

Allowance for Loan Losses—Methodology

        We maintain an allowance for loan losses sufficient to absorb losses inherent in the loan portfolio. The balance of the allowance for loan losses is based on ongoing assessments of the probable estimated losses inherent in the loan portfolio that are performed by those members of the Group's management who are responsible for the respective loan types, subject to the approval of the Group's senior management. Guidelines have been established for the assessment process and are continuously monitored and improved.

        In general, the allowance incorporates the measurement methods, income recognition and disclosures as provided for in the following accounting pronouncements:

  •
  Statement of Financial Accounting Standards No. 5,"Accounting for Contingencies";

  •
  SFAS No. 114,"Accounting by Creditors for Impairment of a Loan"; and

  •
  SFAS No. 118,"Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosure".

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

        The allowance for credit losses is based upon estimates of probable losses inherent in the loan portfolio. The amount actually observed for these losses can vary significantly from the estimated amounts, but we expect that the consistent application of our methodology described above will reduce such variances. To ensure this is the case, we evaluate our loans and the methodologies applied thereto, including loss estimation percentages, on a regular basis based on management's judgement of the changing dynamics within the portfolio. For instance, our coefficient analysis incorporates loss and delinquency data for the most recent three year period, and our analysis of homogeneous loans incorporates loss and delinquency data for the most recent two year period. See "—Risk Management—Credit Review Policies" in this Item 4.E.

        The following table sets forth the loan loss allowances for U.S. GAAP purposes by methodology for the last five years to which the methodology was applied to respective loan balances.

	At December 31,
	2000	2001	2002	2003	2004
	(EUR in thousands)
Specific allowances	287,882	291,434	341,226	308,063	438,439
Coefficient analysis	142,174	145,059	101,070	89,535	112,182
Homogeneous analysis	202,148	197,756	281,640	363,867	300,900
Foreign loans	246,154	265,641	239,785	212,948	202,612
Unallocated	94,853	115,037	47,424	73,080	61,079

Total loan loss allowance	973,211	1,014,927	1,011,145	1,047,493	1,115,212

        Specific allowances increased due to the economic deterioration of certain large corporate customers. Loans to these customers are currently being restructured; however, it is expected that the Bank will experience losses from these exposures.

        The decrease in allowances under the homogeneous analysis during 2004 reflects the decrease of those related to residential mortgages.

        During 2004, the allowance for loan losses with respect to residential mortgages was significantly reduced as a result of a number of factors discussed below. In late 2003 and in 2004, a number of mortgage loan securitisation transactions were completed by other banks in Greece. These received very high credit ratings, which proved the enhancement in the quality of the mortgage lending business in Greece. The steady environment of the Eurozone, with interest rates remaining low, has strengthened the ability of borrowers to fulfil their obligations towards their mortgage. While interest rates have remained low, many factors, among which the expected introduction of VAT on properties in January 2006, have caused real estate prices to increase during 2004 resulting in much lower loan to value (LTV) ratios. The Bank of Greece reacting to the above reduced in 2004 the minimum regulatory provisioning requirements for the mortgage lending activities of Greek banks.

        The following table illustrates the activity in the loan loss allowance balance over the previous five years:

	Year ended December 31,
	2000	2001	2002	2003	2004
	(EUR in thousands)
Balance at beginning of year	798,008	973,211	1,014,927	1,011,145	1,047,493
Add: Allowance (upon acquisition) attributable to companies acquired during the year	133,657	—	2,474	3,766	—
Add: Provisions for probable loan losses	107,348	170,786	143,391	140,543	199,841
Write-offs	(50,350)	(133,797)	(111,884)	(101,670)	(130,431)
Recoveries(1)	1,455	3,540	2,480	9,011	1,929

Less: Net write-offs	(48,895)	(130,257)	(109,404)	(92,659)	(128,502)
Exchange differences and other variations	(16,907)	1,187	(40,243)	(15,302)	(3,620)

Balance at end of year	973,211	1,014,927	1,011,145	1,047,493	1,115,212

(1)
Recoveries after write-offs of non-performing loans are minimal since, under Greek regulations non-performing loans cannot be written-off until all legal remedies for recovery have been exhausted.

        Key ratios related to the activity in our loan loss allowance for the previous five years to which our loan loss methodology was applied are as follows:

	At December 31,
	2000	2001	2002	2003	2004
	(%)	(%)	(%)	(%)	(%)
Allowance for loan losses as a percent of total loans	5.6	5.0	4.9	4.6	4.1
Provision for probable loan losses as a percent of net loans written-off	219.5	131.1	131.1	151.7	155.5
Recoveries of loans to loans written-off in the previous year	1.4	7.0	1.9	8.1	1.9
Net loans written-off to average loans outstanding	0.3	0.7	0.6	0.4	0.5
Allowance for loan losses as a percent of non-accrual loans	68.6	74.0	74.6	76.7	79.6

Non-Performing Loans, Loan Loss Provisions and Loan Loss Experience

        Non-Performing, Delinquent and Restructured Loans.    The table below shows (1) all loans that are non-performing, which are accounted for on a nonaccrual basis, (2) all accruing loans which are contractually past due 90 days or more as to principal or interest payments and (3) loans which are not included in (1) or (2) which are troubled debt restructurings for each of the five years ended December 31, 2000, 2001, 2002, 2003 and 2004.

	At December 31,
	2000	2001	2002	2003	2004
	(EUR in thousands)
Domestic loans:
Non-performing past due and restructured loans:
Accruing loans:
Past due 90 days - 180 days	28,807	68,563	19,743	22,093	66,270
Past due 180 days - 365 days	119,695	132,285	68,995	51,599	231,211

Total accruing loans	148,502	200,848	88,738	73,692	297,481
Non-accruing loans:
Past due 90 days - 180 days	16,596	10,531	3,077	1,313	8,516
Past due 180 days - 365 days	46,442	22,938	47,734	28,983	18,786
Past due 365 days or more	1,066,245	1,018,888	1,062,354	1,043,336	1,055,352

Total non-accruing loans	1,129,283	1,052,357	1,113,165	1,073,632	1,082,654
Troubled debt restructuring	51,883	48,792	158,551	113,663	80,470

Total domestic loans	1,329,668	1,301,997	1,360,454	1,260,987	1,460,605

Foreign loans:
Non-performing past due and restructured loans:
Accruing loans:
Past due 90 days - 180 days	—	—	—	—	—
Past due 180 days - 365 days	—	—	—	—	—
Total accruing loans	—	—	—	—	—
Non-accruing loans:
Past due 90 days - 180 days	64,816	127,333	44,761	37,749	163,535
Past due 180 days - 365 days	65,218	33,809	37,244	96,253	23,727
Past due 365 days or more	160,182	157,501	160,700	157,611	130,890

Total non-accruing loans	290,216	318,643	242,705	291,613	318,152
Troubled debt restructuring	631	55,002	62,131	57,129	4,935
Other	—	—	—	—	—
Total foreign loans	290,847	373,645	304,836	348,742	323,087

Total domestic and foreign loans	1,620,515	1,675,642	1,665,290	1,609,729	1,783,692

        Increase in domestic loans, past due 180 days - 365 days, includes potential problem loans which either have the guarantee of the state or are in the process of restructuring.

        The following table sets forth the amount of loans of the Group which were non-performing, as determined by the banks in the Group,as at December 31, 2000, 2001, 2002, 2003 and 2004.

	At December 31,
	2000	2001	2002	2003	2004
	(EUR in thousands)
Group customer loans (gross amount)	17,518,373	20,346,565	20,631,325	22,933,040	27,175,405
Domestic loans:
Non-performing loans	1,129,283	1,052,357	1,113,165	1,073,632	1,082,654
Foreign loans:
Non-performing loans	290,216	318,643	242,705	291,613	318,152

Total non-performing loans	1,419,499	1,371,000	1,355,870	1,365,245	1,400,806

The Group's Treatment of Non-Performing Loans

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

        The total value of non-performing loans (i.e., non-accruing loans) for the Group was €1,400.8 million at December 31, 2004. This corresponds to 5.2% of the Group's loans outstanding at the same date. Of the

Group's non-performing loans, €1,138 million were held by the Bank. This amount represented 4.8% of the Bank's portfolio.

        For the year ended December 31, 2004, the Group recorded for certain non-performing loans gross interest that was paid in cash in the amount of €4.9 million instead of €27.7 million which would have been recorded had these loans been current.

        The Group's level of non-performing loans (approximately 5.2% of the total loan portfolio at December 31, 2004) is significantly higher than most other banks in the EU. The high level of non-performing loans in the Group's portfolio has resulted from several factors. Key factors that have contributed to the level of non-performing loans were the recession in the Greek economy, which affected many borrowers in the 1990s, and past Government influence over lending policies, including Government regulations requiring lending to specific sectors of the economy and Government policies that required the Bank to extend loans to troubled companies considered to be important to the Greek national interest. Other contributing factors were that the methods for approving loans and monitoring troubled loans in the past, in general, depended heavily on collateral and did not focus on the cash flow of the borrower, leading to relatively high levels of payment defaults. In addition, there were inadequate procedures for monitoring troubled loans.

        Furthermore, non-performing loans have tended to remain on the Group's balance sheets significantly longer than would be the case with banks in other Western European countries and the United States due to Greek regulations limiting the ability of Greek banks to make provisions for and to write off non-performing loans. See "—Provisions for Probable Loan Losses and Write-offs of Non-Performing Loans" below in this Item 4.E, for a discussion of the Group's reserve and write-off policies and relevant regulations.

        The Bank generally initiates action to recover or settle outstanding amounts as soon as a loan is determined to be non-performing. The Bank has special branches responsible for the collection of non-performing loans in coordination with the central non-performing loan department.

        The Bank has implemented a loan-restructuring program available to all borrowers whose loans have been classified as non-performing. The Bank makes this program available from time to time. The terms on which non-performing loans are restructured vary depending upon several factors including how long the loan has been classified as non-performing and the value of the collateral underlying the loan. Restructuring terms generally involve a discount to the total amount of unpaid interest owed to the Bank under the loan and a revised interest rate and repayment schedule. Non-performing loans that have been restructured remain classified as non-performing loans until they are repaid in full and interest does not accrue with respect to such loans. If the borrower performs under the restructuring arrangements, however, the Bank ceases to pursue legal action against the borrower under the original loan. The number of borrowers opting to restructure their loans with the Bank has been relatively low during the past two years while the implementation of Greek law 2912/2001, which caps the balance of certain non-performing loans, was pending and foreclosure procedures were prohibited. This law was finalized and implemented in 2004 through law 3259/2004 article 39 called the Panotokia law. Since its implementation, the number of borrowers opting to restructure their loans with the Bank has started to increase.

ABNY's Treatment of Non-Performing Loans

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

        ABNY's non-performing loans at December 31, 2004 totaled €3.7 million, or 0.4% of its loans outstanding at such date.

NBG Canada's Treatment of Non-Performing Loans

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

        NBG Canada considers restructuring of an impaired loan infrequently, and on a case-by-case basis. Restructuring terms vary depending on several factors, most importantly the value of existing collateral and/or additional collateral obtained. If the borrower performs under the restructuring arrangements, the bank ceases to pursue legal action against the borrower. NBG Canada authorized the restructure of only one impaired loan in 2004 which resulted in a CDN$500,000 specific provision reversal into general provisions.

        SABA's Treatment of Non-Performing Loans

        SABA reclassifies the status of its loan accounts on the following basis:

           i)  60 days in arrears—the account is reclassified from "1" to "2" (loan classifications are explained in the table below) and additional provision is made pursuant to South African Reserve Bank requirements.

          ii)  90 days in arrears—the account is reclassified to "3" and again additional provision is made pursuant to South African Reserve Bank requirements. During this time of re-classification, the bank also endeavors to communicate with the client in order to either obtain repayment of the arrears or to restructure the debt against, if necessary, additional security.

         iii)  120 days in arrears—the bank will determine whether legal action should be initiated for recovery. The account will be reclassified to "4" and transferred to the Recoveries Division. Accounts thus classified do accrue interest.

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

          iv)  In the event of there being no response to the initial demand for payment by the Recoveries Division, the matter is referred to attorneys for legal action, the account is reclassified as "5" and does not accrue interest.

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

UBB's Treatment of Non-Performing Loans

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

Stopanska Banka Treatment of Non-Performing Loans

        Stopanska Banka considers loans to be non-performing and stops accruing interest on such loans when interest has not been paid for 90 days, in accordance with legal regulations of the central bank of the country. Interest accrued but not collected is provisioned 100%. Stopanska Banka begins legal action against borrowers on a case-by-case basis. For borrowers that are legal entities, the bank generally freezes the company current accounts first, and after 120-180 days commences foreclosure proceedings. For mortgage loans to individuals, legal action commences when the loan is approximately 120 days past due. The bank has its own Non-performing Loan Division in charge of collecting non performing loans. In 2004, Stopanska has begun outsourcing the collection of consumer loans to local companies.

        In some cases, when the bank assesses that the company has only temporary financial problems but has potential for successful operations in the near future, Stopanska Banka reschedules or restructures its non-performing loans. The restructuring depends on the bank's assessment of the potential of the client for regular payment of loans in the future and the existing or the additional collateral the client, is ready to offer. In some cases when the client is categorized as "D" or "E "it is possible for the restructuring to include some partial write-offs of principal, interest or default interest. In accordance with current NBRM regulations, rescheduled loans remain classified as non-performing for at least six months after rescheduling. After that period they can be gradually upgraded to a higher category only if the client regularly meets its obligations to the bank.

NBG Cyprus Treatment of Non-Performing Loans

        Since January 2004, NBG Cyprus considered loans to be non-performing and such loans ceased accruing interest when more than six monthly installments fall in arrears. Effective April 1, 2005, NBG Cyprus considers loans to be non-performing and stops accruing interest on such loans when more than three monthly installments fall in arrears. All interest accrued but not collected is reversed.

        NBG Cyprus considers overdraft which have exceeded their limits to be non-performing and stops accruing that portion of the interest on such facilities that is not covered by the total of the credit turnover during the previous six months. In cases where interest stops accruing but there is adequate security for the credit facilities, including interest, with tangible securities, interest can continue to accrue in respect of such facilities.

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

Banca Romaneasca Treatment of Non-Performing Loans

        Loans are reclassified as non-performing when an installment is overdue for more than 90 days, and the total outstanding principal, whether or not delinquent, is then classified as non-performing. In such case, a 100% provision is made for accrued interest that is not yet due, together with overdue interest (regardless of the amount of time overdue), and this adjusted amount is included in our balance sheet under the heading "Other assets". Under Romanian regulations, banks continue to calculate interest even after a loan is classified as non-performing, but without impacting their profit and loss accounts.

        Provisions for Probable Loan Losses and Write-offs of Non-Performing Loans.    Approximately 81.2% of the Group's non-performing loans as of December 31, 2004 were held by the Bank. The Bank's non-performing and potential problem loans are monitored internally by the credit staff at the Bank's headquarters, certain regional branches and specialized branches which handle only non-performing loans. The prospects of recovery and the estimated losses are reviewed. The Bank establishes provisions, reserve levels and write-offs for these loans. In addition, the Bank's internal audit department examines loan portfolios at branches to determine how loans are to be classified.

        Banks in Greece are allowed for tax purposes to take general provisions for loan losses up to 1% of the average annual balance of their loan portfolio, except for loans extended to state-owned organizations or loans guaranteed by the Hellenic Republic. Specific provisions for other loan losses are also permitted under relevant Greek tax laws. However, substantial tax penalties apply where loans written off against specific provision are subsequently recovered, even in minimal amounts. Under Greek banking regulations, non-performing loans can only be written off after all legal remedies for recovery, including the realization of collateral, have been exhausted. This process can take up to ten years. As a result, specific provisions for non-performing loans are generally made only if general provisions are deemed insufficient to cover non-performing loans. As part of the NBG Group's strategy to improve the quality of its loan portfolio, the NBG Group has improved its methods of providing for losses inherent in its loan portfolio.

        Management, in accordance with Greek regulations, historically determined provisioning based on the amount of non-performing or troubled loans and the quality of the collateral as well as recommendations from the Bank's internal auditors. Provisioning levels are determined based on requirements imposed by the Bank of Greece, which require banks to make provisions against all loans, with the amount to be provided depending on the type and quality of the loan, as well as the institution's experience with such loans.

        During 2002, 2003 and 2004, the Group wrote off €111.9 million, €101.7 million and €130.4 million, respectively, in non-performing loans and made new provisions of €143.4 million, €140.5 million and €199.8 million, respectively, with regard to the loan portfolio. The Bank has also increased the level of legal action in relation to defaults and centralized collection operations.

        We are currently evaluating the provisioning proposals of the Basle Committee, which are expected to come into effect in 2006. See "Risk Factors—Our Capital Requirements May Change as a Result of the New Basle Capital Accord" in Item 3.D. The table below shows allowances for loan losses for the Group by loan category for each of the years ended December 31, 2000, 2001, 2002, 2003 and 2004.

	2000		2001		2002		2003		2004
	Amount	%(1)	Amount	%(1)	Amount	%(1)	Amount	%(1)	Amount	%(1)
	(EUR in thousands)		(EUR in thousands)		(EUR in thousands)		(EUR in thousands)		(EUR in thousands)
Greek residents
Consumer
Residential mortgages	85,432	20.6	114,993	22.2	178,000	26.9	190,000	29.6	123,300	31.6
Credit card	36,478	2.8	51,381	3.8	64,000	5.0	118,271	5.3	113,500	5.2
Auto financing	200	0.5	23	1.4	—	1.4	—	1.4	—	1.3
Other consumers	35,736	3.6	32,505	3.6	40,605	4.6	56,109	5.7	64,100	6.8

Total	157,846	27.5	198,902	31.0	282,605	37.9	364,380	42.0	300,900	44.9

Commercial
Industry and mining	150,365	13.7	102,647	9.2	111,039	9.7	102,929	9.1	174,223	10.6
Small-scale industry	65,737	3.6	46,207	3.4	59,442	3.3	49,802	3.1	53,618	3.0
Trade	65,784	13.7	56,197	10.0	98,057	11.3	77,825	10.8	144,150	10.8
Construction	12,417	0.6	14,609	0.7	26,047	1.1	10,724	1.6	35,073	1.6
Tourism	77,676	1.4	135,839	0.9	78,422	1.4	93,165	1.3	55,678	1.0
Shipping and transportation	66,392	4.3	32,634	4.3	34,809	4.2	25,394	3.5	29,658	3.2
Commercial mortgages	29,315	0.8	29,820	1.4	—	0.5	—	0.6	—	1.0
Public sector	—	13.8	29	17.9	24	10.6	6	6.4	—	3.9
Other	23,494	3.3	36,941	5.1	50,198	3.3	44,122	4.6	58,221	4.5

Total	491,180	55.2	454,923	52.9	458,038	45.4	403,967	41.0	550,621	39.6

Total Greek residents loans	649,026	82.7	653,825	83.9	740,643	83.3	768,347	83.0	851,521	84.5

Foreign
Consumer
Residential mortgages	358	1.0	493	0.9	389	1.2	854	1.1	1,581	1.3
Credit card	1,341	0.1	4,690	0.1	5,341	0.1	2,675	0.1	2,656	0.1
Auto financing	62	0.0	—	0.0	65	0.1	6	0.1	2,545	0.1
Other consumers	16,675	1.2	16,898	1.1	17,115	1.2	16,583	1.2	34,350	1.5

Total	18,436	2.3	22,081	2.1	22,910	2.6	20,118	2.5	41,132	3.0

Commercial
Industry and mining	50,985	4.4	89,244	4.5	88,538	4.2	86,797	3.9	52,838	5.0
Small-scale industry	36,003	0.5	2,964	0.2	2,436	0.2	2,872	0.4	4,238	0.6
Trade	27,944	2.3	32,575	2.2	36,257	2.3	39,562	2.7	55,312	2.7
Construction	16,713	0.6	8,704	0.6	9,036	0.9	3,181	1.2	7,147	1.3
Tourism	2,955	0.4	2,327	0.4	2,475	0.3	2,356	0.4	3,263	0.4
Shipping and transportation	57,858	1.5	59,439	1.2	51,329	1.0	36,297	1.0	33,011	1.2
Commercial mortgages	1,723	3.3	3,079	3.2	3,753	3.1	2,429	2.7	331	0.6
Public sector	1,027	0.4	15,695	0.4	56	0.2	128	0.2	33	0.1
Other	15,688	1.6	9,955	1.3	6,288	1.9	12,326	2.0	5,307	0.6

Total	210,896	15.0	223,982	14.0	200,168	14.1	185,948	14.5	161,480	12.5

Total foreign loans	229,332	17.3	246,063	16.1	223,078	16.7	206,066	17.0	202,612	15.5

Unallocated	94,853	—	115,039	—	47,424	—	73,080	—	61,079	—

Total Allowance For Loan Losses	973,211	100	1,014,927	100	1,011,145	100.0	1,047,493	100.0	1,115,212	100.0

(1)
Percentages represent the balance of loans in the respective category as a percent of the total loan balance.

        Total allowances for loan losses attributable to foreign residents decreased by 1.7%, from €206.1 million in 2003 to €202.6 million in 2004. An analysis of the Group's write-offs and recoveries for non-performing loans for December 31, 2000, 2001, 2002, 2003 and 2004 is presented in the following table:

	Year ended December 31,
	2000	% of total loans	2001	% of total loans	2002	% of total loans	2003	% of total loans	2004	% of total loans
	(EUR in thousands except percentages)
Write-offs
Greek Residents:
Commercial and industrial	21,232	0.12	85,728	0.42	62,744	0.30	55,931	0.24	39,241	0.14
Real estate—construction	135	0.00	2,773	0.01	2,994	0.01	1,900	0.01	681	0.01
Real estate—mortgage	9,262	0.05	554	0.00	29,265	0.14	24,599	0.11	6,553	0.03
Installment loans to individuals	281	0.00	1,139	0.01	1,954	0.01	97	0.00	14,684	0.05

Total write-offs for loans to Greek residents	30,910	0.17	90,194	0.44	96,957	0.46	82,527	0.36	61,159	0.23

Foreign:
Commercial and industrial	17,177	0.10	43,084	0.21	14,199	0.07	18,820	0.08	62,571	0.23
Real estate—construction									404	0.00
Real estate—mortgage	355	0.00	82	0.00	332	0.00	30	0.00	32	0.00
Installment loans to individuals	1,908	0.01	437	0.00	396	0.00	293	0.00	6,265	0.01

Total write-offs for foreign loans	19,440	0.11	43,603	0.21	14,927	0.07	19,143	0.08	69,272	0.24

Total write-offs	50,350	0.28	133,797	0.65	111,884	0.53	101,670	0.44	130,431	0.47

Recoveries
Greek Residents:
Commercial and industrial	—	—	—	—	(486)	0.00	—	—	—	—
Real estate—construction	—	—	(1,174)	0.01	—	—	—	—	—	—
Real estate—mortgage	—	—	—	—	—	—	—	—	—	—
Governments and official institutions	—	—	—	—	—	—	—	—	—	—
Total recovery on loans to Greek residents	—	—	(1,174)	0.01	(486)	0.00	—	—	—	—
Foreign:
Commercial and industrial	(921)	0.01	(2,119)	0.01	(1,811)	0.01	(7,146)	0.03	(1,843)	0.01
Real estate—construction									—	0.00
Real estate—mortgage	(413)	0.00	—	—	(37)	0.00	(76)	0.00	—	0.00
Installment loans to individuals	(121)	0.00	(247)	0.00	(146)	0.00	(1,789)	0.01	(86)	0.00

Total recovery on foreign loans	(1,455)	0.01	(2,366)	0.01	(1,994)	0.01	(9,011)	0.04	(1,929)	0.01
Total recoveries	(1,455)	0.01	(3,540)	0.02	(2,480)	0.01	(9,011)	0.04	(1,929)	0.01

Off-Balance Sheet Items

        See Item 5.E "Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements".

Liabilities

Deposits

        The following table shows details of the Group's average deposits and average interest rates thereon, for the Group's domestic and foreign operations, for each of the three years ended December 31, 2002, 2003 and 2004:

	Year ended December 31,
	2002		2003		2004
	Average Balance	Average rate (%)	Average balance	Average rate (%)	Average balance	Average rate (%)
	(EUR in thousands except percentages)
Domestic Operations:
Deposits by Greek residents:
Non-interest bearing demand deposits	28,131	—	4,545	—	2,091	—
Interest bearing demand deposits	3,200,385	0.95	3,502,435	0.43	3,861,808	0.44
Savings(1)	21,730,928	1.66	22,076,831	0.98	23,386,408	0.71
Time deposits	9,069,200	3.35	7,096,687	1.49	6,431,097	1.74
Interbank	1,583,580	3.70	2,655,098	2.26	3,251,007	2.12
Other	251,539	2.51	235,263	1.01	235,903	0.48
Non-Greek residents or foreigners:
Non-interest bearing demand deposits	304,619	—	306,102	—	333,541	—
Interest bearing demand deposits	480,578	0.55	375,171	0.49	461,399	0.63
Savings(1)	1,111,640	1.84	987,118	0.81	1,173,382	0.78
Time deposits	2,235,785	3.60	2,061,625	1.64	1,923,029	3.02
Interbank	2,120,045	2.59	3,996,466	3.61	1,325,402	1.95
Other	45,624	2.61	58,195	1.47	23,874	0.07
Deposits in foreign banking offices:
Banks located in foreign countries	851	—	1,819	—	913	—
Foreign governments and official institutions	1,000	—	—	—	—	—
Other foreign demand deposits	230,467	0.55	182,938	0.89	116,614	1.09
Other foreign time and savings deposits	144,894	1.28	210,076	1.26	346,371	2.91

Total deposits	42,539,266	2.17	43,750,369	1.36	42,872,839	1.10

(1)
These deposits are available on demand.

        The table below shows the amount outstanding of time certificates of deposit and other time deposits in amounts of US$100,000 or more of the Group by remaining maturity at December 31, 2004.

Determinations of whether certain time deposits in currencies other than the U.S. dollar are in amounts of US$100,000 or more have been based on exchange rates at December 31, 2004.

Year ended December 31, 2004
(EUR in thousands)
Time certificates of deposit in amounts US$100,000 or more:
3 months or less	96,867
Over 3 through 6 months	11,097
Over 6 through 12 months	52,103
Over 12 months	52,736
Other time deposits of US$100,000 or more by time remaining until maturity:
3 months or less	3,925,353
Over 3 through 6 months	402,187
Over 6 through 12 months	450,666
Over 12 months	3,226

Total time certificates of deposit and other deposits in amount of US$100,000 or more	4,994,235

Short-term Borrowings

        The table below shows outstanding amounts of short-term bonds issued by the Bank for each of the three years ended December 31, 2002, 2003 and 2004.

	Year ended December 31
	2002	2003	2004
	(EUR in thousands, except percentages)
End of period	28,585	11,867	—
Maximum month-end amount during the period	52,898	26,887	—
Average amount	38,589	20,567	—
Average interest rate	4.05%	2.58%	—

ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

        The following discussion is based upon the selected financial data prepared in accordance with U.S. GAAP and should be read in conjunction with our U.S. GAAP Financial Statements and the notes explaining those financial statements included elsewhere in this Annual Report.

Overview

        We are the largest financial group in Greece. We provide commercial, retail and investment banking services, mortgage lending and other financial services, including insurance, through the branch network of the Bank and its subsidiaries in Greece and abroad. Our principal sources of income have historically been interest earned on customer loans and securities as well as commissions. We fund our lending activities and our securities portfolio principally through demand and short-term deposits in our branch network. Approximately 62.4% of our total revenues for the year ended December 31, 2004 was generated by the Bank, which is the largest financial institution in Greece. As at December 31, 2004, the Bank accounted for approximately 84.4% of our total assets.

        The Bank's interest-earning securities portfolio is comprised predominantly of Greek Government bonds. The Bank's management currently expects that the proportion of Greek Government bonds to total assets will decrease in the medium- to long-term, as a result of an expected increase in the loan portfolio.

Key Factors Affecting Our Results of Operations

        Strategic Focus.    Our strategy focuses on enhancing profitability and creating a stronger financial group. As part of this strategy, we are seeking to enhance our revenue generation potential through asset sales and by modifying our mix of assets in order to reduce the amount of low yielding assets, such as government bonds. Concurrently, we are increasing our lending to market sectors with higher interest rate margins, such as the small business, mortgage and consumer segments. We are also streamlining our structure in order to improve efficiency, reduce costs and facilitate cross-selling among various divisions. Our strategy also involves preserving our asset quality and reducing the level of non-performing loans, which has had and continues to have, a significant negative impact on our operating results. We are further seeking to increase our fee-related activities, primarily commissions from retail services and products as well as those related to investment banking and asset management, although these areas are subject to variations in market conditions. See Item 4.B, "Business Overview—Strategy."

        Non-Performing Loans.    Our level of non-performing loans has declined substantially in recent years, from 14.7% in 1996 to 5.4% of our total portfolio in 2004, but is nevertheless higher than that of many other banks in Western Europe. Key factors that historically contributed to the level of non-performing loans in the past were that the methods for approving loans and monitoring troubled loans, in general, depended heavily on collateral and did not focus on the cash flow of the borrower as an indicator of creditworthiness. In addition, there were inadequate procedures for monitoring or restructuring troubled loans prior to default. The low level of new problem loans in recent years has been largely the result of the application of modern systems for assessing and managing risk in the loan portfolio. All loans, whether to individuals or businesses, are assessed on the basis of statistical models or fundamental analysis. Furthermore, the existence of long-term historical data within the Bank with regard to the creditworthiness of the greater part of the economically active population of the country has helped to implement the retail strategy of the Bank.

        Furthermore, non-performing loans have remained on our balance sheet significantly longer than would be the case for banks in other Western European countries due to Greek regulations regarding provisions and write-offs with respect to non-performing loans. Write-offs of non-performing loans can only be made after all legal remedies for recovery, including realization of collateral, have been exhausted, which can take up to ten years. As such, our write-offs of non-performing loans in recent years have been high, which reflects the fact that we have exhausted all legal remedies for recovery of many loans made under Greek government influence in the early 1990s. For U.S. GAAP purposes, all loans written-off during the years ended December 31, 2002, 2003 and 2004 were fully provided for, taking into account recovered amounts. See Item 4.E, "Selected Statistical Data—Credit Quality—Non-Performing Loans, Loan Loss Provisions and Loan Loss Experience."

        As part of our strategy to preserve the quality of our loan portfolio, we have improved the methods of providing for losses inherent in our loan portfolio and increased our write-offs for non-performing loans. As a result, we have provided for all existing non-performing loans, taking into account any collateral with respect to such loans and have shortened the period at which loans become non-performing. We have also provided for other probable losses inherent in the portfolio to the extent such losses are reasonably estimable. In 2002, we made provisions of €143.4 million and wrote off €111.9 million. In 2003, we made provisions of €140.5 million and wrote off €101.7 million. In 2004, we made provisions of €199.8 million and wrote off €130.4 million. In 2002, provisions decreased 16.1% and write-offs decreased 16.4%, notwithstanding a 1.4% increase in our total loan portfolio, reflecting the continued improvement in the quality of our loan portfolio, resulting from our enhanced loan approval process and our write-offs during the period. This decrease also reflects the effect of exchange differences and other variations, principally driven by the depreciation of the U.S. dollar against the euro. In 2003, provisions decreased a further 2.0% and write-offs decreased by 9.1% notwithstanding a 11.2% increase in our total loan portfolio reflecting the improved quality of our loan portfolio. See "Selected Statistical Data—Allowance for Loan Losses—Methodology" in Item 4.E. In 2004, provisions increased by 42.2% and write offs increased by 28.3%, principally due to the effects of the Panotokia law, described further below under "—Panotokia law".

        We have taken and are continuing to take steps to improve our credit approval and risk management procedures in order to reduce the amount of non-performing loans that occur in the future. We have developed and implemented a comprehensive credit manual to govern the lending process, and have fully implemented new credit review and monitoring procedures, which focus on the borrower's cash flow and ability to repay as well as on collateral values. See Item 4.E, "Selected Statistical Data—Credit Quality." An objective in restructuring our credit function is to ensure consistency in the loan approval process throughout the organization while tailoring it to meet the specific needs of the Bank's borrowers. We have therefore established centralized credit centers, taking the decision-making power for loan approval out of the hands of the branches. We have also set up a special division to monitor and strengthen our position with respect to delinquent loans by working flexibly with clients—restructuring payments and taking additional collateral—to ensure they meet their payment obligations.

        Panotokia Law.    On July 29, 2004, the Greek government adopted the Panotokia law. Effective August 4, 2004, the Panotokia law provides, among other things, that the total amount due (including, without limitation, capital, accrued interest, compound interest and expenses) under any form of credit or loans granted by Greek banks (including the Bank) to their customers, may not exceed certain limits. Generally, this limit is 300% of the initial principal of the loan for most of our customers. Prior to 1996, the Bank accrued interest on non-performing loans in accordance with Greek GAAP, rather than writing off such interest. In 1996, the Bank ended this practice and began writing off interest and capital on non-performing loans that were not backed by collateral. Implementation of the Panatokia law has obligated us to write-off non-performing loans (interest and capital) that were backed by collateral.

        Disposal of Non-Core Assets.    As part of our strategy to streamline our operations, we are disposing of certain investments in non-core businesses. In 2003, we realized proceeds amounting to €32.4 million for disposals consisting primarily of portions of our holdings in HELEX and AGET Heracles. In 2004, we realized proceeds amounting to €24.3 million for disposals consisting primarily of portions of our holdings in OTEnet. In addition, the Bank and its subsidiary, Ethniki Kefalaiou, received proceeds of approximately €45.0 million in 2002, €46.1 million in 2003 and €39.3 million in 2004 from disposals of certain real property holdings. We expect to continue such divestitures in the future and expect our policy of disposing of non-core assets to contribute to increased income in future periods as the proceeds of such disposals are reinvested in higher revenue-generating activities.

        Insurance activities.    Our main insurance subsidiary, Ethniki Hellenic General Insurance Company (referred to in this Annual Report as "EH") sells life insurance policies that also include health insurance riders. Due to a rise in the cost of hospitalization in Greece, payouts on health insurance policies increased significantly in 2004. Due to increased competition in the life insurance market, however, management at EH could not raise premiums to correspond to increases in payouts on health insurance policies. Consequently, management of EH increased the provisions for health insurance policies by €173 million.

        Early retirement.    In 2004, the Group put into place a voluntary early retirement policy to reduce the total number of its employees. Under the program, the Bank has offered to pay to employees meeting certain eligibility criteria a lump sum upon their early retirement from the Bank. In addition, the Bank makes contributions to its auxiliary pension fund and its health plan in respect of each employee who chooses to retire early. In 2004, 1,511 Bank employees took advantage of the program. In addition, the Group's main insurance subsidiary, EH, instituted a voluntary retirement program in 2004. As of December 31, 2004, 90 EH employees had taken advantage of the program. As a result, the Group incurred an additional €135 million in operating expenses in 2004.

        Capital Base.    We have taken measures to strengthen our capital base in connection with the modification of our asset mix, to comply with Greek capital adequacy requirements as set by the Basle Committee on Banking Supervision under the Capital Adequacy Directive relating to market risk and to selectively expand our operations. In June 2002, we raised approximately €750 million through the issuance by NBG Finance plc of subordinated floating rate notes due 2012, guaranteed by the Bank, and redeemed the US$200 million of subordinated notes issued in 1997, which had the net effect of increasing our Tier II capital by approximately €538.5 million. In June 2003, we raised €350 million through the issuance by NBG Funding Ltd of floating rate preferred notes, which are counted as Tier I capital. In November 2004, we raised €350 million and US$180 million through the issuance by NBG Funding Ltd of CMS Preferred Notes, which are counted as Tier I capital. At December 31, 2004, the Bank and the Group had €2,475.9 million and €3,266.8 million, respectively, of Tier I capital and €3,811.7 million and €4,062.8 million of total capital, respectively. In February 2005, we raised €230 million through the issuance by NBG Funding Limited of CMS Linked Preferred Notes, which are counted as Tier I capital, and in June 2005, we raised JPY 30 billion through the issuance by NBG Finance of subordinated notes.

        Sources of liquidity are regularly reviewed to maintain a wide diversification by currency, geography, provider and product. The ability to raise funds is in part dependent on maintaining the Bank's credit ratings, although, except at extremes, a credit downgrade is likely to affect only the price at which funding is available rather than the volume that can be raised. Many factors contribute to the credit rating process, including assessment of management capability, and the quality of the corporate governance and risk management processes. The Bank considers maintaining a strong capital base and strong regulatory ratios to be important factors in preserving its strong credit ratings.

        The table below sets forth the credit ratings that have been assigned to the Bank by Moody's Investors Services Limited (referred to below as "Moody's"), Standard and Poor's Rating Services (referred to below as "Standard and Poor's"), a division of the McGraw Hill Companies, Fitch Ratings Ltd. (referred to below as "Fitch") and Capital Intelligence Ltd. (referred to below as "Capital Intelligence").

Rating agency	Long-term foreign currency deposit rating(1)	Short-term foreign currency deposit rating(1)	Outlook for the Bank's ratings(1)	Financial strength of the Bank— Individual(1)	Subordinated debt of the Bank(1)
Moody's	A2	Prime-1	Stable	C	A3
Standard and Poor's	BBB+	A-2	Stable	BBB	—
Fitch	A-	F2	Stable	C	BBB+
Capital Intelligence	A-	A2	Stable	A-	—

(1)
A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

Critical Accounting Policies and Estimates

        The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make a number of judgements, estimates and assumptions that affect the reported amount of assets, liabilities, income and expense in our Consolidated Financial Statements and accompanying notes. We believe that the judgements, estimates and assumptions used in the preparation of our Consolidated Financial Statements are appropriate given the factual circumstances as of December 31, 2004.

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

Recognition and measurement of financial instruments at fair value

        Assets and liabilities that are trading instruments are recorded at fair value on the balance sheet date, with changes in fair value reflected in net trading profit/ (loss) in the income statement. For exchange traded financial instruments, fair value is based on quoted market prices for the specific instrument. For substantially all of our non-exchange traded contracts, fair value is primarily based on pricing models. As a general rule all interest rate products are broken down into cash flows, which are then discounted using the appropriate market curve. For our derivative financial instruments which have optionality, the relevant option model is used. For a further discussion on the effect of a change in interest rates and foreign exchange rates on our portfolio see Item 11, "Quantitative and Qualitative Disclosures about Market Risk" in this document.

        Further details on this subject are given in Note 3, "Summary of Significant Accounting Policies" to our U.S. GAAP financial statements included in this Annual Report.

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

        The single most significant amount of goodwill relates to our acquisition of United Bulgarian Bank in 2000. The valuation model used to determine the fair value of United Bulgarian Bank is sensitive to changes in the assumptions. Adverse changes in any of these factors could lead us to record a goodwill impairment charge.

        During 2003, the Group recognized an impairment loss of €120,605 thousand relating to its investment banking business segment. The Group valued this segment using various valuation models and applied the average of these. The impairment is primarily due to the Bank's decision to absorb ETEBA, the former investment banking subsidiary.

        The Group also recognized an impairment loss of €13,603 thousand relating to the foreign banking segment. The Group valued this segment using a discounted cash flow model. The impairment loss was primarily due to the Group's investment in Stopanska Banka A.D.

        The Group also recognized an impairment loss of €77,378 thousand in 2003. The impairment relates to AGET Heracles Cement Co. S.A. a listed company on the ATHEX, and representing the difference between carrying amount and market value. This difference was considered to be other than temporary.

        In 2004, no goodwill impairment was charged as a result of our annual impairment review.

        Further details on this subject are given in Notes 3, 13 and 15 to the U.S. GAAP financial statements included elsewhere in this Annual Report.

Allowance for loan losses

        The amount of the allowance set aside for loan losses is based upon management's ongoing assessments of the probable estimated losses inherent in the loan portfolio. Assessments are conducted by members of management responsible for various types of loans employing a methodology and guidelines which are continually monitored and improved. This methodology has five primary components: specific allowances, coefficient analysis, homogeneous analysis, allowances for foreign loans and unallocated allowances. Specific allowances are recorded for certain impaired loans made to commercial customers in the Bank's four highest risk categories, after an analysis of the customer's loan balance, payment history, collateral value and cash flows is undertaken. The Bank performs a coefficient analysis by grouping commercial loans into eight risk categories based on common characteristics, and applying allowance percentages (or coefficients) based on historic loss rates among these groups. Homogeneous analysis similarly takes our consumer loan portfolio pooled by segment (residential mortgage, credit cards, instalment loans, etc.) and estimates an allowance based on historical loss rates for each segment applied to current loan balances. Loss allowances for loans made by our foreign subsidiaries are estimated by the subsidiary using similar criteria as the Bank uses in Greece. We also record an unallocated allowance to account for inherent uncertainties, factors which are difficult to measure and flaws in the process of estimating allowances. As the process for determining the adequacy of the allowance requires subjective and complex judgement by management about the effect of matters that are inherently uncertain, subsequent evaluations of the loan portfolio, in light of the factors then prevailing, may result in significant changes in the allowance for loan losses. The estimates and judgements are described in further detail in Item 4E, "Selected Statistical Data—Allowance for loan losses—Methodology."

Insurance reserves

        Insurance reserves for life insurance operations (long-duration contracts) are estimated using approved actuarial methods that include assumptions about future investment yields, mortality, expenses, options and guarantees, morbidity and terminations. Insurance reserves for property and casualty insurance operations (short-duration contracts) are determined using loss estimates, which rely on actuarial observations of loss experience for similar historic events.

        Assumptions and observations of loss experience are periodically adjusted, with the support of qualified actuaries, in order to reflect current conditions. Any additional future losses anticipated from the revision of assumptions and estimations is charged to income for the period.

        During 2004 estimated losses on life insurance operations increased primarily due to higher hospitalization costs, which, due to intense market competition, could not be matched by an increase in premiums on life contracts with hospitalization riders. In response to these developments, we further increased insurance reserves in 2004. We continue to monitor potential for changes in loss estimates in order for our recorded reserves in each reporting period to reflect current conditions. Further details on this subject are given in "Key Factors Affecting The Results of Operations—Insurance activities" in this Item 5 and Note 3, "Summary of Significant Accounting Policies" to the U.S. GAAP financial statements included elsewhere in this report.

Net periodic benefit cost

        The net periodic benefit cost is actuarially determined using assumed discount rates, assumed rates of compensation increase and the expected return on plan assets. These assumptions are ultimately determined by reviewing the Group's salary increases each year. The expected long-term return on plan assets represents management's expectation of the average rate of earnings on the funds invested to provide for the benefits included in the projected benefit obligation. To determine the expected long-term rate of return assumption the Group and its advisors make forward-looking assumptions in the context of historical returns and volatilities for each asset class as well as correlations among asset classes. The expected long-term rate of return assumption is annually adjusted based on revised expectations of future investment performance of the overall capital markets, as well as changes to local regulations affecting investment strategy. The weighted average expected long-term rate of return assumption used in computing the 2004 net periodic pension cost was 6.5% which was unchanged from 2003. The rate of compensation increase increased slightly in 2004 to 4.1% from 4% in 2003. The discount rate was reduced from 5.5 % in 2003 to 5.2% in 2004. This reduction and the actual experience of the plans during 2004 led to an increase in both projected and accumulated benefit obligations in 2004. The impact to service and benefit cost as well as to accumulated benefit obligation if certain assumptions are changed is further disclosed in Note 36 "Employee Benefit Plans" to the U.S. GAAP financial statements.

A. Operating Results

Results of Operations for the Year Ended December 31, 2004 Compared with the Year Ended December 31, 2003

        Overview.    The year ended December 31, 2004, was characterized by significantly higher net interest income principally as a result of the growth in retail lending.

        Net Interest Income.    Our net interest income before provision for loan losses increased by 15.3% to €1,506.2 million for 2004, compared with €1,306.8 million for 2003, due primarily to the increase in interest income due to a significant increase in our loan portfolio as well as a decrease in interest expense due primarily to lower interbank deposits. Our net interest margin increased to 2.78% in 2004 from 2.50% in 2003. The components of our net interest income for 2003 and 2004 are reflected in the following table:

	Year ended December 31
			2003/2004 Change (%)
	2003	2004
	(EUR in thousands)
Interest Income:
Loans	1,190,337	1,396,285	+17.3%
Securities available for sale	143,893	130,270	-9.5%
Trading assets	542,099	403,506	-25.6%
Federal funds sold and securities purchased under agreements to resell	122,901	116,454	-5.2%
Interest-bearing deposits with banks	111,048	137,497	+23.8%
Other	20,055	25,072	+25.0%

Total interest income	2,130,333	2,209,084	+3.7%
Interest Expense:
Deposits	592,891	472,153	-20.4%
Federal funds purchased and securities sold under agreements to repurchase	186,152	173,592	-6.7%
Other borrowed funds	5,031	7,043	+40.0%
Long-term debt	33,752	44,706	+32.5%
Other	5,728	5,430	-5.2%

Total interest expense	823,554	702,924	-14.6%

Net interest income before provision for loan losses	1,306,779	1,506,160	+15.3%
Provision for loan losses	(140,543)	(199,841)	+42.2%

Net interest income after provision for loan losses	1,166,236	1,306,319	+12.0%

        Total interest income for the Group increased by 3.7% to €2,209.1 million for 2004 from €2,130.3 million for 2003. The increase is attributable to a 17.3% increase in interest income from loans in 2004 compared with 2003, reflecting substantial growth in the Group's lending activities, resulting from an increase in the total number of loans, especially in the retail banking market. We believe this growth was largely due to our ability to cross-sell to our existing customer base in Greece and to an increase to the types of products offered to customers in the SEE region. Relatively stable lending spreads also contributed to the growth in interest income from loans in 2004. The expansion of our lending activities was financed by cash inflows from our securities trading portfolio and the issuance of €350 million and $180 million of subordinated notes (hybrid Tier I capital). As a result, interest income from the securities portfolio decreased, while interest expense on long-term debt increased. Other interest income for the Group increased from €20.1 million in 2003 to €25.1 million in 2004, mainly due to an increase in dividend payments received from companies in which we hold shares, and an increased return in our money market investments. In 2004 the majority of the companies in which we hold a stake experienced an increase in their profitability thus entitling us to bigger dividend income. Moreover, our money market investments, particularly Greek treasury bills, increased from €93 million in 2003 to €150 million in 2004.

        Total interest expense for the Group decreased by 14.6% to €702.9 million for 2004 from €823.6 million for 2003. Interest on deposits decreased by 25.6% in 2004, reflecting the impact of the decline in interest rates effective in the second half of 2003 and the decline of interbank deposits in 2004. This was partially offset by an increase in interest expense on long-term debt due to the issuance of €350 million and $180 million of subordinated notes (hybrid Tier I capital) in 2004 and €350 million in June 2003.

        Provision for Loan Losses.    We recorded, for U.S. GAAP purposes, provisions of €140.5 million for 2003, which increased by 42.2% to €199.8 million for 2004 due principally to increased provisions by NBG, Stopanska Banka, UBB and NBG Cyprus.

        Activity in the loan loss allowances for the two years ended December 31, 2003 and 2004 was as follows:

	2003	2004
	(EUR in thousands)
Balance at beginning of the year	1,011,145	1,047,493
Add: Allowance (upon acquisition) attributable to companies acquired during the year	3,766	—
Add: Provisions for probable loan losses	140,543	199,841
Write-offs	(101,670)	(130,431)
Recoveries(1)	9,011	1,929

Less: Net write-offs	(92,659)	(128,502)
Exchange differences and other variations	(15,302)	(3,620)

Balance at end of year	1,047,493	1,115,212

(1)
Recoveries after write-offs of non-performing loans are minimal as, under Greek regulations, non-performing loans cannot be written off until all legal remedies for recovery have been exhausted.

        During the period under review, total loan loss allowance increased by 6.4% from €1,047.5 million in 2003 to €1,115.2 million in 2004, following the increase in our total loan portfolio. Total loans increased by 18.5% from €22,933.0 million as at December 31, 2003 to €27,175.4 million as at December 31, 2004. At the same time, write-offs increased by 28.3% from €101.7 million in 2003 to €130.4 million in 2004 reflecting the Group's policy to write off all loans that have been determined to be unrecoverable as well as write-offs due to the effects of the Panotokia law. The increase in total loan loss allowances reflects the allowance increases attributable to NBG, UBB, NBG Cyprus and Stopanska Banka.

        The Group's loan loss allowance consists of five principal components. These are: specific allowances, coefficient analysis, homogenous analysis, foreign loans and unallocated losses. See Item 4.E, "Selected Statistical Data—Credit Quality—Allowance for Loan Losses—Methodology."

	At December 31,
	2003		2004
	(EUR in thousands)	(%)	(EUR in thousands)	(%)
Specific allowances	308,063	29.4	438,439	39.3
Coefficient analysis	89,535	8.5	112,182	10.1
Homogeneous analysis	363,867	34.7	300,900	27.0
Foreign loans	212,948	20.4	202,612	18.2
Unallocated	73,080	7.0	61,079	5.4

Total loan loss allowances	1,047,493	100.0	1,115,212	100.0

        Specific allowances increased from €308.1 million in 2003 to €438.4 million in 2004 due to the economic deterioration of certain large corporate customers. Loans to these customers are currently being restructured; however, it is expected that the Bank will experience losses from these exposures.

        Allowances under the homogeneous analysis decreased from €363.9 million in 2003 to €300.9 million in 2004, due to a decrease in allowances related to residential mortgage loans.

        During 2004, the allowance for loan losses with respect to residential mortgages was significantly reduced as a result of a number of factors discussed below. In late 2003 and in 2004, a number of mortgage loan securitisation transactions were completed by other banks in Greece. These received very high credit ratings, which proved the enhancement in the quality of the mortgage lending business in Greece. The steady environment of the Eurozone, with interest rates remaining low, has strengthened the ability of borrowers to fulfil their obligations towards their mortgage. While interest rates have remained low, many factors, among which the expected introduction of VAT on properties in January 2006, have caused real estate prices to increase during 2004 resulting in much lower loan to value (LTV) ratios. The Bank of Greece reacting to the above reduced in 2004 the minimum regulatory provisioning requirements for the mortgage lending activities of Greek banks.

        Total loan loss allowance as a percentage of non-performing loans was 76.7% as at December 31, 2003 and 79.6% as at December 31, 2004.

        Net interest income after provision for loan losses increased by 12.0% to €1,306.3 million in 2004 from €1,166.2 million in 2003.

        Non-interest Income.    Non-interest income increased by 0.8% to €1,313.6 million for 2004, compared to €1,303.5 million for 2003. The following table summarizes the principal components of non-interest income during each of the two years ended December 31, 2003 and 2004:

	Year ended December 31,
			2003/2004 Change (%)
	2003	2004
	(EUR in thousands)
Credit card fees	64,572	75,231	+16.5%
Service charges on deposit accounts	48,789	44,463	-8.9%
Other fees and commissions	337,406	347,730	+3.1%
Net trading profits or (losses)	111,872	10,344	-90.8%
Net realized (losses)/gains on sales of available-for-sale securities	(96,057)	16,512	—
Equity in earnings or (losses) of investees	21,748	3,822	-82.4%
Other	815,140	815,461	0.0%

Total non-interest income	1,303,470	1,313,563	+0.8%

        Income from credit card fees increased by 16.5% from €64.6 million in 2003 to €75.2 million in 2004 reflecting the increase of credit cards in circulation mainly in Greece. In 2004, we realized net trading gains of €10.3 million, a 90.8% decrease from net trading gains of €111.9 million in 2003, due to market conditions. In 2004, sales of available-for-sale securities proved to be a profitable component of the group's performance and amounted to €16.5 million as against €96.1 million of losses in 2003. This was a result of an improvement in market conditions in 2004. Our decreased equity in earnings of investees reflects the losses reported by one of our non financial equity investee companies in the phosphates and fertilizers industry. Other non-interest income was €815.5 million in 2004, almost unchanged from 2003. This result was mainly due to a €51 million increase in income from insurance operations which was entirely offset by a €16.7 million decrease in profit from sales of properties and a €36 million decrease in income from miscellaneous items.

        Non-interest Expense.    Non-interest expense increased by 8.3% to €2,408.9 million for 2004, compared with €2,223.4 million for 2003.

        The following table summarizes the principal components of non-interest expense during each of the two years ended December 31, 2003 and 2004.

	Year ended December 31,
			2003/2004 Change (%)
	2003	2004
	(EUR in thousands)
Salaries and employee benefits	836,902	994,926	+18.9%
Occupancy and equipment expense	76,762	78,110	+1.8%
Amortization and depreciation	106,343	113,083	+6.3%
Impairment of equity method investments	77,378	—	-100.0%
Impairment of goodwill	134,235	—	-100.0%
Other than temporary impairment in available for sale securities	—	7,980	—
Other non-interest expense	991,745	1,214,781	+22.5%

Total non-interest expense	2,223,365	2,408,880	+8.3%

        Salaries and employee benefits increased by 18.9% from €836.9 million for 2003 to €994.9 million for 2004, due to the benefits paid in respect of the Bank's and EH's voluntary early retirement schemes, under which 1,511 of the Bank's employees and 224 of EH employees retired in 2004. Employee benefit costs in 2003 and 2004 include actuarial adjustments for pension and post retirement defined benefit plans. In 2003 and 2004, these adjustments resulted in a charge to the income statement of €50.3 million and €46.8 million, respectively, to reflect shortfalls in the Group's defined benefit pension plans. We recorded an other than temporary impairment in available for sale securities of €8.0 million representing the unrealized losses of certain equity securities.

        Other non-interest expense increased by 22.5% from €991.8 million in 2003 to €1,214.8 million in 2004, due principally to approximately €190 million of increased provisions for our insurance subsidiary EH.

        Income Before Income Tax Expense and Minority Interests.    In 2004, the Group reported profit before income tax expense and minority interests of €226.1 million, an 8% decrease from €246.3 million in 2003, due to the benefits paid in respect of the Bank's and EH's voluntary early retirement program and the increased insurance provisions, which more than offset the 12% increase in our net interest income for the year.

        Income Tax Expense.    In 2004, we recognized a current tax liability of €201 million and a deferred tax gain of €187 million compared to €209 million and €103 million, respectively, in 2003. Our net tax expense in 2004 amounted to €14 million compared to €106 million in 2003. The substantial decrease in our net tax expense in 2004 is primarily due to the statutory revaluation of fixed assets as a result of the change in legislation in early 2004, allowing us to recognize a deferred tax asset of €281.7 million in 2004 and the change in Greek statutory tax rates discussed below also affected our deferred tax assets and liabilities.

        The applicable Greek statutory rate of tax for the Group is 35% in 2004 as it was for 2003. Following legislation enacted in December 2004, the applicable Greek statutory rate of tax reduces from 35% for 2004 to 32% for 2005, 29% for 2006 and 25% for 2007 and thereafter. The effective tax rate for the Group is approximately 27% due to the different tax treatment of earnings from the securities portfolio under Greek law.

        Net Income.    For the reasons discussed above, we had net income of €210.3 million for 2004 compared to €127.5 million for 2003.

        Exchange Rate Exposure.    The Group is an active participant in the foreign exchange markets and also makes loans denominated in foreign currencies. The Group's goal in managing exchange rate exposure is to minimize the effect of exchange rate movements on profitability. The Group adheres to central bank guidelines and other guidelines applicable to the Group and actively manages its foreign currency position. To the extent that foreign currency-denominated assets are not matched with liabilities denominated in the same currencies, the Group engages in swaps and other hedging transactions in order to reduce the effects of these imbalances. Management, therefore, does not consider the Group's foreign exchange risk to be significant with respect to the Group's overall financial position. As at December 31, 2004, approximately 19.2% of the Group's liabilities and 18.0% of the Group's assets were denominated in currencies other than euro, before taking into account hedging transactions.

Results of Operations for the Year Ended December 31, 2003 Compared with the Year Ended December 31, 2002

        Overview.    During the year ended December 31, 2003, the Group operated in an environment of declining interest rates, which had the effect of reducing both interest income and interest expense, notwithstanding an increase in the size of the Group's loan portfolio.

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

	Year ended December 31
			2002/2003 Change (%)
	2002	2003
	(EUR in thousands)
Interest Income:
Loans	1,154,660	1,190,337	+3.1%
Securities available for sale	167,315	143,893	-14.0%
Trading assets	756,576	542,099	-28.3%
Federal funds sold and securities purchased under agreements to resell	70,668	122,901	+73.9%
Interest-bearing deposits with banks	240,158	111,048	-53.8%
Other	27,321	20,055	-26.6%

Total interest income	2,416,698	2,130,333	-11.8%

Interest Expense:
Deposits	923,640	592,891	-35.8%
Securities sold under agreements to repurchase	211,724	186,152	-12.1%
Other borrowed funds	5,654	5,031	-11.0%
Long-term debt	22,481	33,752	+50.1%
Other	11,524	5,728	-50.3%

Total interest expense	1,175,023	823,554	-29.9%

Net interest income before provision for loan losses	1,241,675	1,306,779	+5.2%
Provision for loan losses	(143,391)	(140,543)	-2.0%

Net interest income after provision for loan losses	1,098,284	1,166,236	+6.2%

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

        The Group's loan loss allowance consists of five principal components. See Item 4.E, "Selected Statistical Data—Credit Quality—Allowance for Loan Losses—Methodology."

	At December 31,
	2002		2003
	(EUR in thousands)	(%)	(EUR in thousands)	(%)
Specific allowances	341,226	33.7	308,063	29.4
Coefficient analysis	101,070	10.0	89,535	8.5
Homogeneous analysis	281,640	27.9	363,867	34.7
Foreign loans	239,785	23.7	212,948	20.4
Unallocated	47,424	4.7	73,080	7.0

Total loan loss allowances	1,011,145	100.0	1,047,493	100.0

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

        Non-interest Income.    Non-interest income increased by 35.0% to €1,303.5 million for 2003, compared to €965.3 million for 2002. The following table summarizes the principal components of non-interest income during each of the two years ended December 31, 2002 and 2003:

	Year ended December 31,
			2002/2003 Change (%)
	2002	2003
	(EUR in thousands)
Credit card fees	57,400	64,572	+12.5%
Service charges on deposit accounts	36,198	48,789	+34.8%
Other fees and commissions	286,627	337,406	+17.7%
Net trading profits or (losses)	(227,443)	111,872	—
Net realized gains on sales of available-for-sale securities	7,085	(96,057)	—
Equity in earnings or (losses) of investees	5,787	21,748	+275.8%
Other	799,618	815,140	+1.9%

Total non-interest income	965,272	1,303,470	+35.0%

        Income from credit card fees increased by 12.5% from €57.4 million in 2002 to €64.6 million in 2003 reflecting the increase of credit cards in circulation. Service charges on deposit accounts increased by 34.8% from €36.2 million in 2002 to €48.8 million in 2003 due to the increased volume of the group's deposits, an increase in rates charged as well as the introduction of new charges. Other fees and commissions increased by 17.7% due to an increase in retail banking, investment banking and asset management commissions. In 2003, we realized net trading gains of €111.9 million, as against net trading losses of €227.4 million in 2002 due to favorable market conditions. Net realized losses on sales of available-for-sale securities amounted to €96.1 million due to sales of securities that carried unrealized losses. In 2002, the unrealized losses on these securities were included in "Accumulated other comprehensive income". Our equity in earnings of investees reflects primarily gains of Aget Heracles. Other non-interest income increased by 1.9% from €799.6 million in 2002 to €815.1 million in 2003, primarily due to increased gains on the sale of real estate.

        Non-interest Expense.    Non-interest expense increased by 6.8% to €2,223.4 million for 2003, compared with €2,082.2 million for 2002.

        The following table summarizes the principal components of non-interest expense during each of the two years ended December 31, 2002 and 2003.

	Year ended December 31,
			2002/2003 Change (%)
	2002	2003
	(EUR in thousands)
Salaries and employee benefits	887,714	836,902	-5.7%
Occupancy and equipment expense	66,910	76,762	+14.7%
Amortization and depreciation	122,278	106,343	-13.0%
Impairment of equity method investments	—	77,378	—
Impairment of goodwill	—	134,235	—
Other than temporary impairment in available-for-sale securities	35,537	—	-100.0%
Other non-interest expense	969,743	991,745	+2.3%

Total non-interest expense	2,082,182	2,223,365	+6.8%

        Salaries and employee benefits decreased by 5.7% from €887.7 million for 2002 to €836.9 million for 2003, reflecting our efforts to contain operating costs. Employee benefit costs in 2002 and 2003 include actuarial adjustments for pension and post retirement defined benefit plans. In 2002 and 2003, these adjustments resulted in a charge to the income statement of €44.4 million and €50.5 million, respectively, to reflect shortfalls in the Group's defined benefit pension plans. Occupancy and equipment expense increased by 14.7% from €66.9 million in 2002 to €76.8 million in 2003. Amortization and depreciation expense (which includes depreciation and amortization of tangible and intangible assets) decreased by 13.0% to €106.3 million for 2003, compared with €122.3 million for 2002, primarily due to the absence of goodwill amortisation following adoption of SFAS 142. Moreover, in 2003, we incurred additional charges of €211.6 million in 2003, reflecting a €77.4 million impairment charge relating to our investment in AGET Heracles and a €134.2 million impairment of goodwill relating to former ETEBA and Stopanska.

        The table below summarizes the principal components of other non-interest expense during each of the two years ended December 31, 2002 and 2003:

	Year ended December 31,
			2002/2003 Change (%)
	2002	2003
	(EUR in thousands)
Reinsurance premiums and insurance operating costs	586,616	557,964	-4.9%
Warehouse cost of services	3,421	2,131	-37.7%
Hotel running costs	20,883	19,728	-5.5%
Credit card costs	46,278	52,783	+14.1%
Broker costs	6,858	8,682	+26.6%
Deposit insurance premiums	10,613	13,481	+27.0%
Other	295,074	336,976	+14.2%

Other non-interest expense	969,743	991,745	+2.3%

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

        Income Tax Expense.    Our income tax liability for U.S. GAAP purposes is determined based upon income reflected in the Group's U.S. GAAP Financial Statements. In 2003, we recognized an income tax expense of €106.0 million compared to a tax expense of €15.0 million for 2002. The applicable Greek statutory rate of tax for the Bank and non-listed companies in the Group is 35%, as it was for 2002. Furthermore, under U.S. GAAP, unlike Greek tax law, deferred tax assets and liabilities are recognized for temporary differences in the determination of income tax expense for the given fiscal period.

        Extraordinary items.    In contrast to 2002, no extraordinary income was recognized for the year ended December 31, 2003.

        Net Income.    For the reasons discussed above, we had net income of €127.5 million for 2003 compared to €126.9 million for 2002.

        Exchange Rate Exposure.    The Group is an active participant in the foreign exchange markets and also makes loans denominated in foreign currencies. The Group's goal in managing exchange rate exposure is to minimize the effect of exchange rate movements on profitability. The Group adheres to central bank guidelines and other guidelines applicable to the Group and actively manages its foreign currency position. To the extent that foreign currency-denominated assets are not matched with liabilities denominated in the same currencies, the Group engages in swaps and other hedging transactions in order to reduce the effects of these imbalances. Management, therefore, does not consider the Group's foreign exchange risk to be significant with respect to the Group's overall financial position. As at December 31, 2003, approximately 19.5% of the Group's liabilities and 19.1% of the Group's assets were denominated in currencies other than euro, before taking into account hedging transactions.

Recently Issued Accounting Pronouncements

        On December 16, 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004) "Share-based Payments" (SFAS 123R) which eliminates the ability to account for share-based compensation transactions using Accounting Principle Board (APB) Opinion 25 "Accounting for Stock Issued to Employees" (APB 25) and generally requires such transactions be accounted for using a fair value-based method with the resulting compensation cost recognized over the period that the employee is required to provide service in order to receive their compensation. The Group had up until June 2005 no stock based compensation and as such the new rules will only affect future stock based compensation schemes the Group has chosen to establish. See Note 39, "Post Balance Sheet Events" to our financial statements included in this Annual Report.

        On March 18, 2004, the Emerging Issues Task Force (EITF) issued 03-1 "The Meaning of Other-Than-Temporary and Its Application to Certain Investments" (EITF 03-01). EITF 03-01 provides recognition and measurement guidance regarding when impairments of equity and debt securities are considered other-than-temporary thereby requiring a charge to earnings, and also requires additional annual disclosures for investments in unrealized loss positions. The additional annual disclosures requirements were previously issued by the EITF in November 2003 and were effective for the Group for the year ended December 31, 2003. In September 2004, the FASB issued FASB Staff Position (FSP) EITF 03-01-01, which delays the recognition and measurement provisions of EITF 03-1 pending the issuance of further implementation guidance. Management will evaluate the impact of adopting the application of the guidance for evaluating an other-than-temporary impairment upon issuance of the guidance. The Bank through its Asset Liability Committee (ALCO) monitors all securities within the AFS portfolio, on a regular basis, for the other-than-temporary impairment.

B. Liquidity and Capital Resources

        The Group is the principal market maker in Greek government bonds and is active in euro-denominated interest rate swaps and cross currency swaps generally on behalf of corporate clients.

The majority of the euro interest rate risk carried on our swap portfolio is hedged by euro-denominated Greek government bonds. We also enter into futures contracts on long-term German government bonds in order to reduce our outright fixed-interest rate exposure arising on our position in fixed-rate Greek government bonds. The Group is active in trading and carries a small inventory of international investment grade corporate debt securities. The Group routinely enters into asset swaps of foreign currency denominated debt issued by the Hellenic Republic for the purpose of servicing institutional clients.

        The Group's principal sources of liquidity are its deposit base and, to a lesser extent, interbank borrowings. The Group also derives liquidity from the results of its operations and disposals of securities and other assets.

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

        The following table provides a summary of our interbank borrowing activity for each of the three years ended December 31, 2002, 2003 and 2004.

	Year ended December 31,
	2002	2003	2004
	(EUR in thousands)
Interbank lending	5,486,932	5,068,936	4,859,268
Interbank borrowing	(2,954,633)	(5,347,314)	(1,488,955)

Net interbank lending/(borrowing)	2,532,299	(278,378)	3,370,313

        Operating cash flow also provides us with an important source of liquidity. The following table provides a summary of our cash flows for each of the three years ended December 31, 2002, 2003 and 2004.

	Year ended December 31,
	2002	2003	2004
	(EUR in thousands)
Cash flows from operating activities	(422,847)	2,684,723	3,429,250
Cash flows from investing activities	(1,337,139)	(2,285,249)	(2,718,826)
Cash flows from financing activities	1,230,625	(362,104)	(790,312)
Effect of exchange rate change on cash and cash equivalents	(2,433)	(11,962)	(6,624)

Net (decrease)/increase in cash and cash equivalents	(531,794)	25,408	(86,512)

        During 2002, our loan portfolio increased by €284.8 million and investments in securities increased by €349.4 million. In addition, federal funds sold and securities purchased under agreements to resell increased by €2,623.6 million. This lending activity and the increase in investments were funded partially by excess liquidity from interbank placements and by increased funding through federal funds purchased and securities sold under agreements to repurchase of €1,891.4 million and long term debt of €548.6 million, notwithstanding a decrease in deposits of €1,029.4 million.

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

        During 2004, our loan portfolio increased by €4,242.4 million while our investments in securities decreased by €1,966.2 million. In addition, federal funds sold and securities purchased under agreements to resell increased by €326.2 million. This lending activity was funded primarily by cash inflows due to the decrease in trading assets of €3,233.3 million and an increase in long term debt of €476.8 million.

        Our capital expenditure requirements, excluding interests in other companies, have been principally for upgrading our information technology and other electronic systems and for general plant and equipment. Capital expenditure for the Bank, excluding such interests in other companies, amounted to €59.1 million in 2004. In addition to the above, the Bank's subsidiary Astir Palace Vouliagmenis incurred capital expenditures of approximately €70 million in order to renovate its properties. See Item 4.A, "History and Development of the Company." We fund our capital expenditure requirements principally through operating cash flow.

        Our capital expenditures also include interests acquired in other companies, amounting to an additional €53,468 thousand for the year ended December 31, 2004. This amount principally reflects the acquisition of additional stakes in Banca Romaneasca, National Investment Company, UBB and our participation in SABA's share capital increase.

        At December 31, 2004, total assets were €54,652.8 million, a 1.2% decrease from the Group's total assets of €55,327.9 million, at December 31, 2003, which in turn was a 0.2% increase from the Group's total assets of €55,246.2 million at December 31, 2002. Deposits with the central bank were €390.8 million in 2004, €530.4 million in 2003, and €203.0 million in 2002. Federal funds sold and securities purchased under agreements to resell were €3,784.5 million in 2004, €3,458.3 million in 2003, and €4,744.9 million in 2002. Interest-bearing deposits with other banks were €4,859.3 million in 2004, €5,068.9 million in 2003, and €5,486.9 million in 2002. The Group's securities portfolio was €14,103.9 million at December 31, 2004, €19,303.5 million at December 31, 2003, and €19,122.1 million at December 31, 2002.

        The Group's loan portfolio grew from €20,631.3 million at December 31, 2002 to €22,933.0 million at December 31, 2003 and to €27,175.4 million at December 31, 2004. At December 31, 2004, the Group's loan portfolio accounted for 49.7% of total assets. Allowance for loan losses increased from €1,011.1 million in 2002 to €1,047.5 million in 2003 and to €1,115.2 million in 2004. The 2003 and 2004 increases stemmed from the growth of our loan portfolio. See Item 4.E, "Selected Statistical Data—Assets—Loan Portfolio."

        Deposits increased from €40,288.8 million at December 31, 2002 to €42,042.9 million at December 31, 2003 and then decreased again to €40,242.6 million at December 31, 2004. Of these, interbank deposits increased from €3,270.9 million at year-end 2002 to €5,449.9 million at year-end 2003 and then decreased to €1,636.9 million at year-end 2004.

        Although, subject to certain exceptions, Greek law does not allow an entity to own its own shares, subsidiaries in Greece are allowed to own and trade in the market shares of their parent company. Treasury stock in the Group financial statements represents shares of the Bank owned by the Bank or its subsidiaries. Treasury stock has decreased to €210.1 million at December 31, 2004 from €348.8 million at December 31, 2003 and €421.0 million at December 31, 2002.

        Greek law substantively prohibits subsidiaries from transferring funds to their parent company through loans or advances by deeming such transfers null and void. Subsidiaries are also constrained under Greek law in their ability to transfer funds to a parent company in the form of dividends by certain laws, which regulate dividend policy. For example, under Greek law, no distribution of dividends can be effected if, on the closing date of the relevant financial year, the total shareholders' equity is, or would be as a result of such a distribution, lower than the sum of the company's share capital and reserve amounts. See Item 8.A(8), "Financial Information—Consolidated Statements and Other Financial Information." We do not believe that any of these legal provisions have had, or will have, a material impact on the Bank's ability to meet its cash obligations. We believe that our working capital is sufficient for our present requirements.

Asset/Liability, Internal Audit and Risk Management

        The Group's asset/liability and risk management policy is designed to structure its balance sheet in order to control exposure to liquidity, interest rate and exchange rate risks, as well as to enable the Group to take advantage of market opportunities which it believes may contribute to its profitability.

        Currently, the asset/liability management policies of the Bank and the other subsidiaries in the Group are planned and implemented separately. The Bank's Asset and Liability Committee, referred to in this Annual Report as "ALCO," is responsible for determining the broad asset/liability management of the Bank and for supervising its implementation. This committee meets every month and comprises of the CEO and Deputy CEO of the Bank and the General Managers and managers of the Bank involved in the asset allocation functions. Day-to-day asset/liability management is delegated to the Bank's Treasury Department, which is divided into several operating units. The subsidiaries of the Group follow asset and liability management policies similar to those of the Bank.

        The Internal Audit Division of NBG (also referred to, in this Annual Report, as "IAD") is supervised by the Bank's Audit Committee and is responsible for performing audits on the divisions and the branch network of the Bank, as well as on the companies of the NBG Group both in Greece and abroad. These audits are done in order to assess, independently and systematically, the adequacy, effectiveness and efficiency of the Group companies procedures and system of internal controls therein. The IAD, as at December 31, 2004, consisted of 125 employees, or 0.9% of the Bank's population, whose audit-related activities are coordinated and supervised by the Chief Audit Executive (CAE), who is also one of the 10 General Directors of the Bank. Of the 125 employees of the IAD, 10 were managerial staff, 1 was an internal consultant, 103 were internal auditors/inspectors and 11 administrative personnel.

        The activities of the IAD, for each calendar year, are carried out according to an audit plan, which is drawn by the IAD, and submitted by the CAE to the Bank's Audit Committee, for approval. The audit plan describes the allocation of man-hours of IAD's employees to the auditing and the other activities (administrative, training, etc.) of the Division. In scheduling its audit activity, the IAD relies on an internally developed risk assessment methodology, that is applied to the Bank's and the Group's units. The audit cycle for the domestic and the foreign branches of the Bank, and for its subsidiaries, does not exceed a three year period. The audits on the Bank's Information Technology, Treasury and Credit-related Divisions, as well as on their supporting units, are performed by specialized auditors, on a continuous basis. The rest of the Bank's Divisions and subsidiaries of the Group are audited periodically according to the audit plan.

        The CAE reports on the IAD's activities to the Bank's Board of Directors, through its Audit Committee, on a quarterly basis. In addition, the CAE holds frequent meetings with the Audit Committee of the Bank, almost on a monthly basis, to inform it on the IAD's progress for realizing the approved audit plan, and on any significant issues that may have resulted from the audits completed. When the CAE considers that the issues, raised from the completed audits, require that immediate remedial action should be taken, in order to secure the Bank's and Group's interests, the CAE also submits the relevant reports to the CEO of the Bank.

        Risk management policies for the Group are established by the Group's Risk Management Council (the "RMC"), which is composed of senior management of the Group (the CEO and Deputy CEO of the Bank). The RMC is responsible for all strategic risk management decisions including determining risk policies, capital allocation and risk parameters as well as overseeing the Group Risk Management Division (the "RMD").

        The RMD is charged with protecting the Group against unforeseen losses and maintaining earnings stability through independent identification and assessment of risks, developing an organizational structure for the Group under best banking practices for risk management, developing transparent, objective and consistent risk management information as the basis for sound decision making and maximizing the Bank's earnings potential by measuring performance on a risk-adjusted basis and allocating capital accordingly. In addition, the RMD is responsible for providing the RMC with accurate data and analysis required for measuring, monitoring and managing risks facing the NBG Group and for supporting the implementation of risk management decisions. The Group Treasury Department takes risk positions (i.e., foreign exchange, interest rates, securities) under limits and guidelines established by the RMC.

        The positions that can be taken by each operating unit are limited by specific guidelines established by the RMC relating to interest rate, exchange rate and liquidity exposure. The determination of these guidelines also reflects a consideration of the Group's exposure to contingent liabilities.

        The Group is also required to comply with a number of asset/ liability ratios established by the Greek regulatory and supervisory bodies. See Item 4.B, "Business Overview—Regulation and Supervision of Banking in Greece—Guidelines for Risk-based Capital Requirements."

        Liquidity Exposure.    Liquidity risk management seeks to ensure that, even under adverse conditions, the Group has access to the funds necessary to cover customer needs, maturing liabilities and the capital requirements of the Group's operations. Liquidity risk arises in the general funding of the Group's financing, trading and investment activities and in the management of positions. This risk involves both the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner on reasonable terms.

        The RMC monitors differences in maturities between assets and liabilities by analyzing funding requirements based on various assumptions, including conditions that might have an adverse impact on the ability of the Group to liquidate investment and trading positions and its ability to access the capital markets.

        The maturities of the Group's assets and liabilities traditionally have been heavily weighted toward short-term maturities. As at December 31, 2004, approximately 75.1% of the Group's deposits were demand deposits with no specified maturity. Approximately 85.2% of the Group's deposits had maturities of less than three months at December 31, 2004. At December 31, 2004, 42.2% of the Group's loans with customers had a maturity of less than one year. Loans to customers with maturities in excess of 60 months represented 38.5% of the Group's total loan portfolio at December 31, 2004. Over 96.0% of the Group's interest bearing deposits with banks had maturities of less than three months at December 31, 2004. As a result medium-term and long-term liabilities of the Group were insignificant. In the course of its euro-denominated lending activities, the Group permits mismatched positions resulting from liabilities having shorter average maturities than assets as it considers demand and savings deposits to be relatively stable given past experience.

        Typically, the Group's non-euro-denominated assets and liabilities are managed and matched individually. Usually, a non-euro loan or other asset will give rise to a matching funding operation that takes into account respective maturities as well as currencies and interest rate and repricing terms.

        Interest Rate Exposure.    Exposure to interest rate risk arises when the Group has a mismatch of assets and liabilities on which interest rates change from time to time. The Group closely monitors its overall exposure to interest rate risk and the impact that individual transactions may have on such exposure. The

Group's aim in managing interest rate exposure is to limit the potentially adverse consequences of interest rate movements on profitability, while seeking to take advantage of opportunities presented by prevailing or expected trends in market interest rates.

        At December 31, 2004, 39.3% of the interest bearing securities of the Group, including securities purchased under agreements to resell, and 82.3% of customer loans, were at floating rates of interest or reset within 12 months. These assets are funded by liabilities having an average maturity of less than one year. See Item 11, "Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk."

        Assets and Liabilities by Currency Denominations.    The following table sets forth the assets and liabilities and shareholders' equity by those denominated in € and those denominated in other currencies for the Group under U.S. GAAP at December 31, 2002, 2003 and 2004.

	Year ended December 31,
	2002			2003			2004
	EUR	Other Currency	Total	EUR	Other Currency	Total	EUR	Other Currency	Total
	(EUR in thousands)
Assets:
Cash and due from banks	504,513	259,999	764,512	484,037	305,883	789,920	440,460	262,948	703,408
Deposits with central Bank	133,952	69,084	203,036	422,203	108,221	530,424	283,848	106,920	390,768
Federal funds sold and securities purchased under agreements to resell	4,730,759	14,184	4,744,943	3,456,892	1,378	3,458,270	3,765,176	19,294	3,784,470
Interest bearing deposits with Banks	2,864,414	2,622,518	5,486,932	2,945,744	2,123,192	5,068,936	3,294,423	1,564,845	4,859,268
Money market investments	34,237	91,211	125,448	41,790	51,165	92,955	79,614	70,409	150,023
Trading assets and derivative Instruments	13,397,369	1,956,354	15,353,723	12,927,770	1,018,867	13,946,637	10,174,565	567,031	10,741,596
Available-for-sale, at fair value	1,895,337	1,948,625	3,843,962	3,814,525	1,700,090	5,514,615	2,018,111	1,530,270	3,548,381
Equity method investments	269,140	—	269,140	200,690	—	200,690	200,972	0	200,972
Loans	16,003,173	4,628,152	20,631,325	18,146,787	4,786,253	22,933,040	22,748,031	4,427,374	27,175,405
Less: Allowance for loan losses	(789,120)	(222,025)	(1,011,145)	(838,008)	(209,485)	(1,047,493)	(926,081)	(189,131)	(1,115,212)
Net loans	15,214,053	4,406,127	19,620,180	17,308,779	4,576,768	21,885,547	21,821,950	4,238,243	26,060,193
Intangible assets	312,479	162,813	475,292	296,013	59,001	355,014	331,109	33,895	365,004
Premises and equipment net	496,523	129,540	626,063	523,884	144,192	668,076	658,308	129,969	788,277
Customers' liability on acceptances	15	1,557	1,572	24	271	295	12	699	711
Accrued interest receivable	741,944	63,228	805,172	584,458	65,354	649,812	551,930	35,354	587,284
Other assets	2,630,840	295,402	2,926,242	1,776,106	390,602	2,166,708	1,220,103	1,252,322	2,472,425

Total assets	43,225,575	12,020,642	55,246,217	44,782,915	10,544,984	55,327,899	44,840,581	9,812,199	54,652,780

	Year ended December 31,
	2002			2003			2004
	EUR	Other Currency	Total	EUR	Other Currency	Total	EUR	Other Currency	Total
	(EUR in thousands)
Liabilities and Shareholders' Equity:
Total deposits	30,201,609	10,087,224	40,288,833	32,725,914	9,317,031	42,042,945	31,131,829	9,110,847	40,242,676
Central bank borrowings	6,804	—	6,804	6,804	—	6,804	0	1,411	1,411
Securities sold under agreements to repurchase	7,507,490	771,402	8,278,892	5,395,797	683,100	6,078,897	6,080,123	584,659	6,664,782
Other borrowed funds	28,955	207,503	236,458	17,344	173,441	190,785	14,708	181,915	196,623
Acceptances outstanding	15	1,557	1,572	24	271	295	12	699	711
Accounts payable, accrued expenses and other liabilities	2,321,390	680,346	3,001,736	2,508,846	451,566	2,960,412	2,468,093	158,564	2,626,657
Long-term debt	806,696	7,251	813,947	1,158,912	12,555	1,171,467	1,503,847	144,400	1,648,247
Insurance reserves	1,152,375	—	1,152,375	1,240,426	—	1,240,426	1,513,175	0	1,513,175

Total liabilities	42,025,334	11,755,283	53,780,617	43,054,067	10,637,964	53,692,031	42,711,787	10,182,495	52,894,282
Minority interests	198,831	29,606	228,437	211,768	33,645	245,413	167,336	14,604	181,940
Total shareholders' equity	1,109,021	128,142	1,237,163	1,255,708	134,747	1,390,455	1,440,386	136,172	1,576,558

Total liabilities and shareholders' equity	43,333,186	11,913,031	55,246,217	44,521,543	10,806,356	55,327,899	44,319,509	10,333,271	54,652,780

Capital Adequacy

        The capital adequacy ratios applicable to Greek banks conform to EU requirements, in particular the Own Funds Directive, the Solvency Ratio Directive and the Capital Adequacy Directive. See Item 4.B. It is the aim of the Bank to maintain a capital ratio in excess of the 8% ratio required by the Greek supervisory authority. At December 31, 2004, the Bank and the Group had €2,475.9 million and €3,266.8 million, respectively, of Tier I capital and €3,811.7 million and €4,062.8 million of total capital, respectively.

        The following table shows the EU capital adequacy ratios for the Bank and the Group at December 31, 2000, 2001, 2002, 2003 and 2004.

	Year ended December 31,
	2000		2001		2002		2003		2004
	Tier I	Total	Tier I	Total	Tier I	Total	Tier I	Total	Tier I	Total
Bank	11.2%	12.6%	9.9%	11.3%	9.5%	12.6%	10.7%	15.5%	10.3%	15.8%
Group	11.0%	12.2%	9.0%	10.2%	7.4%	10.4%	10.1%	12.9%	11.9%	14.8%

C. Research and Development, Patents and Licenses

        We have not engaged in any significant research and development activities during any of the last three financial years.

D. Trend Information

        The recent months have been characterized by a slowing economic activity and high crude oil prices. To date, corporate earnings in the euro area at least, appear not to be affected by these adverse factors due to euro depreciation. We do not know how these counteracting forces will evolve in the future and how the demand for our products and services, the credit quality of borrowers (with the corresponding pressures on our risk management) as well as income from foreign operations and revenues from foreign exchange dealing could be influenced henceforth. Moreover, if the New Basle Capital Accord is fully enacted by the EU legislation, the Bank may have to maintain higher levels of capital resulting in an eventual decrease in operational flexibility and increase in financing costs.

E. Off-balance Sheet Arrangements

        In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by a bank to a third party for a customer's foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. See Note 26 to the US GAAP Financial Statements included in this Annual Report. All of these arrangements are related to the normal lending activities of the Group.

        The Group's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

        The following tables summarize the Group's off-balance-sheet financial instruments, whose contract amounts represent credit risk, as of December 31, 2003 and 2004:

	2003	2004
	(EUR in thousands)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit:
Commercial and personal	7,455,769	8,967,571
Commercial real estate	46,730	56,975
Residential real estate	215,262	284,864
Commercial letters of credit	275,195	336,032
Standby letters of credit and financial guarantees written	2,610,128	1,944,340

Total	10,603,084	11,589,782

F. Tabular Disclosure of Contractual Obligations

        Our contractual obligations as at December 31, 2004, can be summarized as follows:

	Year ended December 31, 2004
	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	(amounts in EUR thousands)
Long-Term Debt Obligations	6,791	25,981	8,678	1,606,797	1,648,247
Capital (Finance) Lease Obligations	26	26	—	—	52
Operating Lease Obligations	23,639	37,959	31,177	60,316	153,091
Purchase Obligations	4,783	—	—	—	4,783
Federal funds purchased and securities sold under agreements to repurchase (Repos)	304,534	313,834	45,412	66,000	729,780
Other borrowed funds	158,174	20,609	500	500	179,783

Total	497,947	398,409	85,767	1,733,613	2,715,736

G. Safe Harbor

        See "Special Note Regarding Forward-Looking Statements" in the Introduction to this Annual Report.

ITEM 6    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Board of Directors and Senior Management

        The Chief Executive Officer is responsible for the management of the Bank, under the supervision of the Board of Directors. The Board of Directors is composed of fifteen members (two executive and thirteen non-executive members, of which at least two shall be independent, in accordance with the provisions of Greek Law 3016/2002), including the Chief Executive Officer (who also serves as chairman) and the Deputy Chief Executive Officer. The members are elected by the shareholders at their general meeting for a term of three years and may be reelected.

        While the Hellenic Republic has no statutory right to appoint directors of the Bank, it has significant indirect shareholding (22.6%) in the Bank and therefore may have the de facto ability to appoint certain directors through the exercise of its voting rights. The chairman is elected by the Board of Directors.

        The Board of Directors meets monthly, at a minimum, as required pursuant to Article 20 of Greek Codified Law 2190/1920 and the Bank's Articles of Association, and extraordinarily when the Chairman considers necessary or at the request of any two directors. The quorum for a Board meeting is a majority of all Board members. In addition, at least five directors must be physically present at the meeting. Resolutions are adopted by majority vote of those present and those who have submitted proxies. Each director has one vote but may also represent one other director by written proxy.

        On June 17, 2004, a Repeat General Meeting of the shareholders of the Bank approved an amendment to the Articles of Association changing the title of the Governor to Chief Executive Officer (CEO) and the title of Deputy Governor to Deputy CEO. This change has been approved by the Ministry of Development and became effective in October 2004.

        As at December 31, 2004, the Board of Directors of the Bank was composed as follows:

Executive Members

Efstratios-Georgios (Takis) A. Arapoglou	Chairman—Chief Executive Officer
Ioannis G. Pechlivanidis	Deputy CEO
Non-Executive Members
H.E. the Metropolitan of Ioannina Theoklitos
George M. Athanasopoulos	Employees' representative (NBG)
Stefanos C. Vavalidis	Member of the Board of Directors, European Bank for Reconstruction & Development
Ioannis C. Yiannidis	Professor, University of Athens Law School
Dimitrios A. Daskalopoulos	Chairman and Managing Director, Delta S.A., Vice Chairman, Federation of Greek Industrialists
Nikolaos D. Efthymiou	Chairman, Association of Greek Shipowners
George Z. Lanaras	Shipowner
John P. Panagopoulos	Employees' representative
Stefanos G. Pantzopoulos	Business consultant, former certified auditor
Constantinos D. Pilarinos	Economist, General Manager of Finances and Technical Services, Church of Greece
Drakoulis K. Fountoukakos-Kyriakakos	Chairman, Athens Chamber of Commerce and Industry
Independent Non-Executive Members
Ioannis Vartholomeos	Professor, University of Piraeus, Governor of IKA (Social Security Fund)
Ploutarchos K. Sakellaris	Professor, University of Athens, and Chairman, Council of Economic Advisors

        At the Bank's Annual General Meeting held on May 17, 2005, the shareholders determined that according to Greek law more independent non-executive members could be characterized among the existing members of the Board and as such the composition of the Board of Directors was changed as follows:

Executive Members
Efstratios-Georgios (Takis) A. Arapoglou	Chairman—Chief Executive Officer
Ioannis G. Pechlivanidis	Deputy CEO
Non-Executive Members
George M. Athanasopoulos	Employees' representative (NBG)
John P. Panagopoulos	Employees' representative
Ioannis C. Yiannidis	Professor, University of Athens Law School
Independent Non-Executive Members
H.E. the Metropolitan of Ioannina Theoklitos
Stefanos C. Vavalidis	Member of the Board of Directors, European Bank for Reconstruction & Development
Dimitrios A. Daskalopoulos	Chairman and Managing Director, Delta S.A., Vice Chairman, Federation of Greek Industrialists
Nikolaos D. Efthymiou	Chairman, Association of Greek Shipowners
George Z. Lanaras	Shipowner
Stefanos G. Pantzopoulos	Business consultant, former certified auditor
Constantinos D. Pilarinos	Economist, General Manager of Finances and Technical Services, Church of Greece
Drakoulis K. Fountoukakos-Kyriakakos	Chairman, Athens Chamber of Commerce and Industry
Ioannis Vartholomeos	Professor, University of Piraeus, Governor of IKA (Social Security Fund)
Ploutarchos K. Sakellaris	Professor, University of Athens, and Chairman, Council of Economic Advisors

Curricula vitae

Chairman—Chief Executive Officer

        Efstratios-Georgios (Takis) Arapoglou.    Mr. Arapoglou, age 54, became Chairman and CEO of the Bank on March 19, 2004. He is a graduate of the University of Athens School of Mathematics (1974), and holds a BSc in Naval Architecture from the University of Glasgow (1977) and an MSc in Management from the University of Brunel, London (1978). From 1978 to 1991 he worked for Paine Webber, Citicorp Investment Bank and Chase Investment Bank in London specializing in debt and equity capital markets, derivatives and strategic consulting for multinational companies, financial organizations and governments in North America, Scandinavia and Western Europe. In 1991, he became President and CEO of the Ionian and Popular Bank of Greece Group. He was also appointed President of DIAS Interbanking Systems S.A., overseeing the completion of the project, which was delivered to the Greek banking system in 1993. From 1994 to 1997, he served as General Manager of American Express-Greece and in 1997 became General Manager of Citibank/ Citigroup-Greece. In 2000, he joined Citigroup in London as managing director and global banks industry head, and at the beginning of 2004 became senior advisor on global corporate and investment banking.

        He has served as a member of the Supervisory Boards of Citibank-Sweden (1984/85) and Chase Manhattan Bank-Finland (1989/90), the Boards of the Hellenic Bank Association (1991/93) and the Egyptian American Bank, an American Express subsidiary in Egypt (1994/96), and the Asset and Liability Committee of Citigroup Europe.

Deputy CEO

        Ioannis Pechlivanidis.    Mr. Pechlivanidis, age 52, was appointed Deputy CEO of the Bank on April 22, 2004. He holds a BA in Economics from Wesleyan University, USA, and an MSc in Economics from the London School of Economics. He worked at The First National Bank of Chicago from 1980 to 1989, subsequently becoming Loan Manager at the Bank of America. In 1990, he joined Xiosbank, becoming General Manager in 1997. In 1999, he was appointed to the post of Deputy Managing Director of Piraeus Bank, going on to become Managing Director of Novabank in Athens. Since 2003, until taking up his new appointment, he held the post of first Vice-Chairman of Bank Post (a subsidiary of Eurobank in Romania).

        In line with the new organizational structure of the Bank, all the General Divisions, as well as the Marketing Division and the Historical Archive Sub-Division, report directly to the CEO and Deputy CEO.

        The business address of the CEO and Deputy CEO is 86 Eolou Street, 10232 Athens, Greece.

Key Management

        Nicolaos Bertsos, age 54, is Chairman of Diethniki Mutual Funds, NBG Mutual Funds and Ethniki Mutual Funds Ltd. Cyprus. He is also managing director of National Investment Co. He is a board member of NMOC, Community Support Framework Management Organization Unit, Association of Greek Institutional Investors and System Development and Support House of Capital Markets as well as Vice President of the Board of Directors of Investment Ombundsman. He served as a Deputy Governor of the National Mortgage Bank from 1996 to 1998, prior to the merger, while serving as President of Ktimatiki Mutual Funds. Before entering the private sector, Mr. Bertsos served as the first vice-president of the Hellenic Republic's Capital Markets Commission, from 1994 to 1996. He has also served as a secretary of the Income and Prices Committee. A native of Athens, Mr. Bertsos is a graduate of the University of Athens, where he studied economics. He holds an MA in economics with a specialization in monetary and fiscal economics from the University of Essex.

        Doucas J. Palaiologos, age 53, is Managing Director and Vice-Chairman of Ethniki Hellenic General Insurance Company. He holds a Law degree and a MBA and he is also a Fellow of the Chartered Insurance Institute. Trained in U.K. from 1970 to 1972 by the CENTURY INSURANCE CO. LTD. and GLANVIL ENTHOVEN Insurance Brokers, from 1972 onwards he has worked continuously in HELLENOBRETANIKI insurance company. He has been Chairman and Managing director of HELLENOBRETANIKI, Vice-President of PALMAFONE HELLENIC MOBILE COMMUNICATIONS and President of UNIFON COMPANY. He has also been Chairman of Association of Insurance Companies—Greece for the terms 1989-1990, 1990-1992 and 1996-1998 and Secretary General for the term 03/2003-06/2004. Mr. Palaiologos is Chairman of Garanta Insurance Company (Romania) and Chairman of Ethniki Insurance Company (Cyprus).

        Thomas O'Brien, age 53, is CEO of Atlantic Bank of New York. He joined Atlantic Bank in May 2000 after serving as vice chairman of North Fork Bank since 1996. Previously, Mr. O'Brien served as chairman, president and CEO of North Side Savings Bank for 13 years. Mr. O'Brien obtained a BA degree from Niagara University, an MBA from Iona College and he completed a three-year program at the National School of Banking at Fairfield University.

        Nicholas Avgoustakis, age 54, is CEO of NBG Canada. He joined NBG Canada in January 1997 after serving 25 years in various capacities with Royal Bank of Canada, the country's largest financial institution. Mr. Avgoustakis' career with Royal Bank included 10 years of international postings (Paris, France and London, England) and comprised senior positions in relationship management and credit risk management. Mr. Avgoustakis is a graduate of Montreal's McGill University, where he obtained a BA degree with Honors in Economics.

        Hector Zarca, age 45, is Chief Executive Officer of The South African Bank of Athens Limited. He joined the Bank in November 2001 as Chief Financial Officer and was elected as a member of the Board of

Directors in August 2002, after which he was appointed in his present position in December 2003. He was previously Group Financial Director of Sasfin Holdings Limited for five years from August 1996 after seven years service with the Standard Bank of SA Limited rising to the position of Marketing Manager: Project Finance Division. Mr Zarca obtained BComm and BAcc degrees from the University of the Witwatersrand and a CA(SA) qualification.

        Stilian Vatev, age 49, is the Chief Executive Officer and a member of the Board of Directors of United Bulgarian Bank AD and Interlease S.A. (a subsidiary of NBG S.A.). He joined UBB in 1993 after serving in several managerial positions at the Bulgarian National Bank. He is a member of the Management Board of the Bulgarian Association of Commercial Banks, a member of the Europay Eastern Regional Board of Directors and a member of the Board of Directors of the Bulgarian Central Depository and the "Bankservice". Mr. Vatev holds an MA in Finance and Credit and has attended several banking related programs in the UK, Switzerland and Japan.

        Gligor Bishev, age 47, is the First General Manager of Stopanska Banka ad-Skopje (SB). He holds a PhD in Economics and has attended various seminars and training courses in Austria, UK and Switzerland. He joined SB in 2000 after serving as Deputy Governor of the Central Bank of Former Yugoslav Republic of Macedonia. He is an associate Professor at the Faculty of Economics, Prilep and Professor at the Post-Graduate studies at the Institute of Economics, Skopje. He participated in the monetary reform in his country as well as in several research projects in banking, monetary policy, applied economy, economic development, etc.

        John Tsitsirides, age 50, is the Managing Director and a member of the Board of Directors of NBG (Cyprus) Ltd since November 2004. He is also member of the Board of Directors of Ethniki Insurance (Cyprus) Ltd and represents the Bank as member of the Board of Directors of the Association of Cyprus Commercial Banks. Previously he has held several senior managerial positions with the Group, as well as other banks in London and Frankfurt am Main.

        Maragkoudakis Andreas, age 61, is the General Manager and member of the Board of Directors of Banca Romaneasca S.A. (BR). He joined BR in November 2004 after serving for one year as Risk Management Executive and Deputy CEO in BANCPOST in Romania. His previous working experience includes managerial positions in various Banks such as Alpha Bank SA, Piraeus Bank and American Express Bank.

        Mr. Maragkoudakis holds a Master of Arts in International Relations from Ottawa University, Canada. He has attended a number of seminars in Banking and Management.

General Managers

        In July 2002, the Board of Directors appointed General Managers whose role is to supervise and coordinate the tasks of the various divisions or groups of divisions. The General Managers each report to the CEO and the Deputy CEO and are responsible for:

  •
  supervising and coordinating the activities of their respective units;

  •
  monitoring progress with regard to the Bank's business targets and goals;

  •
  approving expenditures, investments and financing within set limits; and

  •
  contributing to the Bank's management regarding the design of the Bank's strategy, setting targets for the Bank and drawing up an annual budget for their respective Divisions.

        There are currently ten General Managers:

Core Business lines

        Alexandros Tourkolias, age 58, is the General Manager of Corporate and Investment Banking. He is a member of the Bank's Credit Committee, the Vice President of NBG, Bancassurance and Ethniki Leasing and is also a board member of UBB and NBG International.

        Ioannis Filos, age 60, is the General manager of Domestic Network. He is the Vice President of Diethniki and also a board member of NMOC and EH.

        Petros Christodoulou, age 44, is the General Manager of Treasury and Private Banking. He is the Vice President of of National Securities S.A. He is also a member of the Investment Committee of Ethniki Hellenic General Insurance and the Foundation for Economic and Industrial Research.

Operations and Support

        Anthimos Thomopoulos, age 44, is the Chief Financial Officer and Chief Operations Officer. He joined the Bank in 1998 as Group Risk Director after serving as a Managing Partner of KPMG Greece. He is the President of Ethniki Kefalaiou and National Real Estate. He is also the Vice President of Astir Vouliagmenis and NMOC and a board member of South African Bank of Athens S.A., AGET Heracles and Siemens Televiomichaniki S.A.

        Michael Oratis, age 48, is the Chief Risk Officer. Before joining the Bank in 1999, he worked for ABN AMRO BANK, Mytilinaios SA and Citibank as Country Treasurer. He is a board member of SABA.

        Agis Leopoulos, age 37, is the Chief of International. He is the chairman of Interlease AD. He is also a board member of NBG Cyprus, Stopanska Banka, United Bulgarian Bank, NBG Canada, South African Bank of Athens, NBG Management Services Ltd., Banca Romaneasca and National Securities.

        Agesilaos Karabelas, age 67, is the General Counsel. He is the Vice President of Ethniki Kefalaiou and Diethniki Mutual Fund Management and a board member of Heracles Cement.

        Avraam Triantafyllidis, age 55, is the general manager of Human Resources. He is a board member of NBG Training Center SA.

        Paul Mylonas, age 46, is the Chief Economist, Chief Strategist and Head of Investor Relations. Before joining the Bank, he worked at the OECD and the IMF. He is also the Vice President of National Investment Company SA, as well as a member of the board of the Foundation for Economic and Industrial Research, the Hellenic Center for Investment and the National Investment Company.

        George Paschas, age 49, is the Chief Internal Auditor.

B. Compensation

        In 2004, the members of the Bank's Board of Directors were paid by NBG and its subsidiary companies the amount of €2,176,887. Further, the Bank paid employer's contributions for the executive members and the employees' representatives amounting to €413,526.

        In particular, the four executive members of the previous Board of Directors were paid the amount of €1,202,781 and the Bank paid employer's contributions amounting €167,150. Non-executive members of the previous Board were paid €38,000. The two executive members of the current Board were paid the amount of €490,289 and the corresponding employer's contributions amounted to €194,211. Non-executive members were paid €445,817 and the employer's contributions for the employees' representatives (non executive members) amounted to €52,165. Board members elected in 2004 did not receive any bonus payments for the 2003 results in 2004. Salaries paid by the Bank and its subsidiary companies to the General Managers and Managers of the Bank's Central Divisions and Network Divisions in 2004 amounted to €8,156,695. The Bank paid employer's contributions of €1,923,518. As of December 31, 2004, the managers of the Divisions held 20,833 NBG shares in total.

        The following table sets forth the gross and net salary compensation and other remuneration received by the CEO and Deputy CEO of the Bank as well as their social security contributions paid by the Bank during the year ended December 31, 2004.

Name	Title	Gross Salary Compensation	Net Salary Compensation	Other Remuneration	Social Security Contributions
		(EUR in thousands)
Takis Arapoglou	CEO	245.7	120.0	24.9	117.6
Ioannis Pechlivanidis	Deputy CEO	169.0	86.0	7.7	76.6

        About 1,000 senior employees received a cash bonus related to their performance while the rest of the employees were rewarded based on rank and seniority.

        We do not set aside or accrue amounts to provide pension, retirement or similar benefits for the Board of Directors or members of management as our management and Board of Directors participate in a state-run social security scheme.

C. Board Practices

        We do not have directors' service contracts or other agreements that provide for benefits on termination of employment.

        The following list summarizes the terms of office of the members of the Board of Directors of the National Bank of Greece.

Name	Start of Term	End of Term
Efstratios-Georgios (Takis) Arapoglou	March 17, 2004	2007
Ioannis Pechlivanidis	April 22, 2004	2007
H.E. The Metropolitan of Ioannina Theoklitos	June 28, 1994	2007
Stefanos Vavalidis	April 22, 2004	2007
Ioannis Yiannidis	April 22, 2004	2007
Dimitrios Daskalopoulos	April 24, 2002	2007
Nikolaos Efthimiou	April 22, 2004	2007
Georgios Athanasopoulos	April 22, 2004	2007
Georgios Lanaras	December 23, 1993	2007
Stefanos Pantzopoulos	April 22, 2004	2007
Ioannis Panagopoulos	June 28, 1994	2007
Constantinos Pilarinos	April 22, 2004	2007
Drakoulis Fountoukakos-Kyriakakos	April 22, 2004	2007
Ploutarchos Sakellaris	April 22, 2004	2007
Ioannis Vartholomeos	May 18, 2004	2007

        The Audit Committee of the Bank was established in May 1999, following the Act of Governor of Bank of Greece 2438/1998, and at present consists of five members. All of them are independent non executive members of the Board of Directors of the Bank, in compliance with the legal and regulatory framework in Greece on corporate governance and the Sarbanes Oxley Act. The Bank's Board of Directors appoints the members of the Audit Committee for a three year term. The Board of Directors of the Bank is responsible for appointing and replacing any member of the Audit Committee and informing accordingly the Hellenic Capital Markets Commission, which is the supervisory authority for companies listed on the ATHEX.

        The Audit Committee principally is responsible for (a) the selection of the bank's external auditors and the approval of their compensation, the overview of their work and the preapproval of all audit and non-audit services they provide to the Group, (b) the overview of the accuracy and completeness of the financial information contained in the annual reports and other financial statements and (c) the overview of the Internal Audit Division for adequate and effective procedures and the internal control system.

        The following list sets forth the members of the Bank's Audit Committee, as at June 30, 2005:

        Members

        Georgios Lanaras (Chairman)

        Stefanos Pantzopoulos (Vice Chairman, Audit Committee Financial Expert)

        Ploutarhos Sakellaris

  Drakoulis Fountoukakos-Kyriakakos

  Ioannis Vartholomeos

        In February 2005, we established two new Board Committees: the Human Resources and Remuneration Committee and the Corporate Governance and Nomination Committee.

        The purpose of the Human Resources and Remuneration Committee (HRR) is to assist the Board of Directors in fulfilling its responsibilities with regards to attracting, retaining, developing and motivating executives and employees of the highest professional and moral caliber for NBG, the development of a culture of fairly evaluating effort and rewarding performance, the development and maintenance of a coherent system of values and incentives for human resource development throughout NBG. During 2005, the HRR Committee will be reviewing and upgrading the main values and institutional framework for the development of human resources in the Bank.

        All the HRR Committee members except Mr. Pechlivanidis fulfill the independence criteria for the purposes of applicable Greek law and were determined as independent by the General Meeting of shareholders in 2005.

        The following list sets forth the current members of the Bank's HRR Committee:

        Dimitrios Daskalopoulos (Chairman)

  Ioannis Pechlivanidis
  Nikolaos Efthimiou
  Drakoulis Fountoukakos-Kyriakakos

        The purpose of the Corporate Governance and Nomination Committee is to assist the Board of Directors in ensuring that its composition, structure, policies and processes meet all relevant legal and regulatory requirements, strive to achieve global corporate governance best practice standards and facilitate the Board and management's task to increase the long-term value of the Bank.

        The following list sets forth the current members of the Corporate Governance and Nomination Committee:

  Stefanos Vavalidis (Chairman)
  Ioannis Yiannidis
  Ploutarchos Sakellaris

        Mr. Vavalidis and Mr. Sakellaris fulfill the independence requirements of applicable Greek law and have been determined as independent by the General Meeting of shareholders in May 2005.

        In 2005, the CGN Committee will assist the Board of Directors in adopting and improving the corporate governance framework of the Bank, including Corporate Governance Guidelines.

        Our corporate governance practices follow the requirements imposed by the laws of the Hellenic Republic. The most significant differences between our corporate governance practices and those followed by U.S. based companies under the NYSE listing standards have been posted on the Bank's web-site at the following address: http://www.nbg.gr.

D. Employees

        The Bank employed a total of 12,686 full-time equivalent staff in Greece as at December 31, 2004, compared to 14,143 as at December 31, 2003. Additionally, in connection with our operations outside of Greece (including the Bank's foreign branches), we employed approximately 6,500 employees internationally, as at December 31, 2004. The Group also employs approximately 500 temporary employees in the summer months in its hotel properties. The table below sets forth the principal concentrations of our employees by geographic location, as at December 31, 2004:

Country	Number of Group Employees (as at December 31, 2004)
Greece	15,581
Bulgaria	2,150
Former Yugoslav Republic of Macedonia	1,168
Romania	728
United States	451
Cyprus	355
Canada	274
Serbia-Montenegro	217
South Africa	194
United Kingdom	113
Albania	89
Germany	31
Egypt	31
France	30
Australia	5
Netherlands	3
Turkey	3
Sweden	2

Total	21,425

        The average number of our full-time equivalent employees, as a Group, during the financial years ended December 31, 2002, 2003 and 2004 was 23,456, 22,740 and 22,218 respectively.

        The table below sets forth the main categories of activity in which our employees were engaged, domestically and internationally, as at December 31, 2004:

Division	Number of Group Employees (as at December 31, 2004)
Commercial and retail banking	18,825
Insurance	1,460
Investment banking	172
Asset management	97
Other Group companies	871

Total	21,425

        Almost all of the Bank's staff (including Managing Officers) are members of one of the various unions operating within the banking sector. A high level of union membership is common in most Greek industries. Each union that represents the Bank's employees is affiliated with a larger, general union of employees in the banking sector known as the Union of Greek Bank Employees ("OTOE") The OTOE, in turn, sits under the umbrella of a multi-industry union, the General Confederation of Greek Workers. Accordingly, almost all of our Greek employees, including those not employed in the banking sector, are ultimately affiliated with the General Confederation of Greek Workers. Collective bargaining arrangements are normally made between representatives of the Greek banks and the OTOE based on the Government's inflation estimates, and then implemented by each bank (including the Bank) in agreement with its own unions. The OTOE and the Association of Greek Banks agreed to a two-year agreement allowing a 5% increase in 2004 and 4% increase in 2005.

        Like other Greek banks, the Bank has experienced a number of strikes and other industrial actions in the past. From 1992 through May 2005, there had been no stoppages or other industrial actions involving the Group's employees other than a limited number of one- or two-day country-wide general strikes that occurred in Greece. On June 7, 2005, OTOE commenced strikes over proposed pension reform legislation. The strikes ended on June 30, when the pension reform proposals were passed into law by the Greek government.

        As part of our strategy of rationalizing activities and improving efficiencies, we have implemented and intend to continue a program to reduce our overall number of employees. In 2004 the Bank completed a voluntary retirement scheme with 1,511 employees retiring before December 31, 2004, in an effort to further contain its operating costs. The cost of the program was €109 million and the annual reduction in staff costs is estimated at €70 million. In addition, the Group's main insurance subsidiary, EH, instituted a voluntary retirement program in 2004. As of December 31, 2004, 90 EH employees had taken advantage of the program.

        Our ability to reduce staff is limited, however, by:

  •
  Greek labor laws;

  •
  our past practice of dismissing employees only "for cause"; and

  •
  our desire to maintain good labor relations with our employees.

        The Bank's policy is to continue implementing its on-going reduction strategy by a program of limited hiring, voluntary retirement schemes and natural attrition. As a result of this strategy, the total number of the Bank's staff fell from 14,707 in 2002 to 14,632 in 2003 and 13,234 in 2004. We intend to continue to redeploy personnel to optimize the operations of the Bank and to rely on strict hiring controls and natural attrition to reduce the total number of employees.

        Under Greek law, all employees must contribute to welfare schemes for the provision of pensions, healthcare and childcare. For employed persons, these programs replace the pensions and welfare schemes operated by the Hellenic Republic. Employees of the NBG Group participate in independent welfare schemes or in schemes operated by the Greek State. Each such scheme maintains a pension fund which is managed by a board of directors appointed by the contributing employees and the managers. Under Greek practice reference laws that were inapplicable in 1992, an employer may be legally liable to make up any shortfall in the fund up to a specified figure (determined with reference to Greek law) which, in the case of the Bank's employees' Main Pension Plan, would be an amount of €25.2 million per year. In recent years, the Bank's employees' Main Pension Plan has not recorded any shortfall. In 2002, the Greek government passed legislation providing that plans operating in the form of public law entities, including the Bank's employees' Main Pension Plan, would merge with the state sponsored main social security fund by the end of 2008. On June 30, 2005, the Greek government passed a new law that would permit the Bank's employees' Main Pension Plan and Auxillary Pension Plan to merge, if the interested parties (employees and employers) agree to their merger, into state sponsored pension funds by the end of 2005. The new law does not address the payment of pension deficits in connection with such mergers in detail. For risks associated with the new pension reform legislation, see Item 3.D, "Risk Factors—We could have significant pension liabilities in the future."

E. Share Ownership

        Members of the Bank's Board of Directors (both executive and non-executive), its General Managers and its Division Managers, collectively own less than 1.0% of all of the Bank's outstanding shares.

        The Group currently has no stock options outstanding. At a repeat annual general meeting of the Group's shareholders on June 22, 2005, a Group-wide employee stock option plan was approved. It is anticipated that stock options will be issued under the plan starting in 2006.

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

        As of the date of this Annual Report, the Bank's outstanding issued share capital consists of 331,575,511 ordinary shares. No single shareholder beneficially owns more than 2.6% of the Bank's shares (as at May 17, 2005). The following table sets forth certain information regarding the NBG shareholders.

	As at May 17, 2005
	Number of shares	Percentage holding
State-related entities(1)	74,772,564	22.6%
NBG subsidiaries	9,676,870	2.9%
Other investors	247,126,077	74.5%

(1)
Includes only state-related entities most of whose boards of directors are appointed by the Hellenic Republic but excludes DEKA.

        The table below sets forth information on significant changes in the percentage ownership held by DEKA, the Bank's major shareholder up until November 2004 on an annual basis, commencing as at January 1, 2002, for the three years ended December 31, 2002, 2003 and 2004, respectively, and as at May 31, 2005 (the most recent practicable date).

Shareholder	Date	Number Of Shares	Share Capital	Percentage
DEKA	12-31-2002 12-31-2003 12-31-2004 5-31-2005	28,235,334 19,025,616 — —	231,870,986 255,058,085 331,575,511 331,575,511	12.18 7.46 — —

        The Bank's major shareholders do not possess different voting rights from the Bank's other shareholders. Other than the Hellenic Republic and certain state-related entities, the Bank does not know of any other persons who, directly or indirectly, jointly or individually, exercise or could exercise control over the Bank.

        Based on information known to or ascertainable by the Bank, there were 479 record holders of the Bank's shares and 30 record holders of the Bank's ADRs in the United States, as at May 20, 2005, and the portion of the Bank's shares held in the United States as a percentage of total shares outstanding was approximately 7.1% as at that date. There were 2,580 total holders (registered and beneficial owners) of the Bank's ADRs in the United States as at May 20, 2005 (the most recent practicable date for this information).

State Interests

        In November 2004, the Hellenic Republic sold its remaining 7.5% holding, owned directly and indirectly via DEKA. The sale was carried out by means of a book-building process and was mainly absorbed by international institutional investors. Still, certain state-related entities, primarily pension funds (most of whose boards of directors are appointed by the Hellenic Republic) control shares representing approximately 22.6% of the issued share capital of the Bank.

        See Item 10.J, "Additional Information—Relationship with the Hellenic Republic."

B. Related Party Transactions

        There are no loans or transactions between the Bank and any related parties other than those made in the ordinary course of business, on substantially the same terms as those prevailing at the time for comparable transactions with other persons and not involving more than the normal risk of collectibility or presenting other unfavorable features. See Note 30 to the U.S. GAAP Financial Statements for details of certain ordinary course transactions between the Bank and related parties.

C. Interests of Experts and Counsel

        Not applicable.

ITEM 8    FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

1.
Please refer to Item 18 for the consolidated financial statements of NBG.

2.
Please refer to Item 18 for the comparative financial statements of NBG.

3.
Please refer to Item 18 for the Report of Independent Registered Certified Public Accountants given by Deloitte Hadjipavlou Sofianos & Cambanis S.A.

4.
The last year of audited financial statements are not older than 15 months.

5.
Not applicable.

6.
Income derived from non-Greek sources was €1,035.9 million, representing 29.4% of our total revenues.

7.
The Bank is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters has not had during the current or preceding financial year, and is not expected to have, a material adverse effect on the consolidated financial condition of the Bank. There are no material proceedings pending in which any director of the Bank, any member of its senior management, or any of the Bank's affiliates is either a party adverse to the Bank or any of its subsidiaries or has a material interest adverse to the Bank or any of its subsidiaries.

8.
The Bank pays dividends out of:

•
distributable profits for the year which are profits net of: tax, losses carried forward, and prior years tax audit differences; and

•
retained earnings, special reserves or ordinary reserves to the extent they exceed the amount required to be maintained by law.

        Before paying dividends, the Bank must allocate between 5% and 20% of its net profits to an ordinary reserve until this reserve equals at least one-half of the Bank's share capital. According to the Bank's Articles of Association and Greek corporate law, and subject to the limitations described below, each year the Bank is required to pay a minimum dividend out of the net profits for the preceding financial year, if any, equal to the greater of:

  •
  6% of the Bank's share capital; or

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

        Any distribution of the remainder of the net profits may be approved by a general meeting of the shareholders, with ordinary quorum and majority voting requirements, following a proposal of the Board of Directors. No distribution whatsoever can be effected if, on the closing date of the last financial year, the total shareholders' equity is, or will become after that distribution, lower than the sum amount of the share capital and the reserves, the distribution of which is prohibited by Greek law or the Bank's Articles of Association. In any event, dividends may not exceed net profits in the last financial year, as increased by distributable reserves the distribution of which is permitted as resolved at a General Meeting of shareholders and profits carried forward from previous years, and as decreased by any loss in the previous financial year and any compulsory reserves required by law or the Bank's Articles of Association.

        In the event that the obligatory dividend payments equal 35% of the net profits for the year (after the deduction of statutory reserves and any profits resulting from the sale of equity participations that represent at least 20% of the paid-up share capital of a subsidiary company in which the Bank has held an equity participation for at least ten years), the Bank's shareholders have two more options. According to Greek Emergency Law 148/67, as amended by Greek Law 2753/99, a majority representing at least 65% of the paid-up share capital may vote to pay the lower dividend of 6% of the Bank's share capital. The remaining undistributed dividend must then be transferred to a special reserve which must, within four years following the General Meeting, be distributed in the form of a stock dividend. Furthermore, a majority representing 70% of the Bank's paid-up capital may vote to waive this stock dividend.

        Once approved, dividends must be paid to shareholders within two months of the date on which the Bank's annual financial statements are approved. Normally, dividends are declared and paid in the year subsequent to the reporting period. Dividends are forfeited to the Hellenic Republic if they are not claimed by shareholders within five years following December 31 of the year in which they were declared. See Item 3.A, "Selected Financial Data—Dividends" for information with respect to the actual dividends paid by the Bank for the past five financial years.

        The Bank currently intends to continue to pay dividends, subject to the financial condition of the Bank and the funding needs of its investment program and other relevant factors.

B. Significant Changes

        For a discussion of significant changes that have occurred since December 31, 2004, the date of the last audited financial statements included in this Annual Report, please see Note 39 to the U.S. GAAP Financial Statements which describes post balance sheet events.

ITEM 9    THE OFFER AND LISTING

A. Offer and Listing Details

        The annual high and low market prices of the Bank's shares on the ATHEX for the five most recent financial years are shown below, expressed in euro (and drachma for 2000 through 2001).

Year	High (date)	Low (date)
2000	€37.97 (GRD 12,938) (on February 11)	€25.04 (GRD 8,532) (on November 30)
2001	€31.76 (GRD 10,822) (on April 19)	€14.92 (GRD 5,084) (on September 21)
2002	€19.06 (on January 29)	€9.31 (on October 9)
2003	€16.57 (on August 26)	€6.22 (on April 1)
2004	€24.48 (on December 30)	€15.20 (on March 24)

        NBG share price for 2000, 2001 2002,2003 and 2004 is adjusted and the adjustment is effective as of June 11, 2004 due to bonus issue (3 new shares for each 10 shares outstanding on June 10, 2004).

        The quarterly high and low market prices of the Bank's shares on the ATHEX for the two most recent financial years are shown below, expressed in euro.

Quarter	High (date)	Low (date)
Q1 2003	€9.69 (on January 3)	€6.29 (on March 31)
Q2 2003	€12.46 (on June 18)	€6.22 (on April 1)
Q3 2003	€16.57 (August 26)	€11.18 (on July 1)
Q4 2003	€16.22 (on December 31)	€13.29 (on October 1)
Quarter	High (date)	Low (date)
Q1 2004	€18.43 (on January 16)	€15.20 (on March 24)
Q2 2004	€19.95 (on May 18)	€16.69 (on April 2)
Q3 2004	€19.86 (on September 29)	€16.56 (on August 20)
Q4 2004	€24.48 (on December 30)	€19.50 (on October 1)

        For the quarters following the most recent financial year, the high and low market prices of the Bank's shares on the ATHEX are shown below, expressed in euro.

Quarter	High (date)	Low (date)
Q1 2005	€30.00 (on March 15)	€24.30 (on January 3)
Q2 2005	€29.68 (on June 10)	€25.42 (on May 4)

        The monthly high and low market prices of the Bank's shares on the ATHEX for the six most recent months are shown below, expressed in euro.

Month	High (date)	Low (date)
January 2005	€26.98 (on January 20)	€24.30 (on January 3)
February 2005	€28.98 (on February 28)	€25.06 (on February 2)
March 2005	€30.00 (on March 15)	€25.56 (March 31)
April 2005	€28.48 (on April 8)	€25.70 (on April 1)
May 2005	€27.94 (on May 27)	€25.42 (on May 4)
June 2005	€29.68 (on June 10)	€27.28 (on June 1)

        The annual high and low market prices of the Bank's ADRs (each representing one-fifth of one share) on the New York Stock Exchange are shown below, expressed in U.S. dollars, for the five more recent financial years:

Year	High (date)	Low (date)
2000	USD 7.46 (on January 3)	USD 4.28 (on November 20)
2001	USD 5.63 (on April 18)	USD 2.97 (on October 3)
2002	USD 3.50 (on January 15)	USD 1.78 (on October 16)
2003	USD 4.15 (on December 30)	USD 1.41 (on March 17)
2004	USD 6.88 (on December 30)	USD 3.77 (on March 11)

        The quarterly high and low market prices of the Bank's ADRs on the New York Stock Exchange are shown below, expressed in U.S. dollars.

Quarter	High (date)	Low (date)
Q1 2003	USD 2.08 (on January 6)	USD 2.08 (on March 17)
Q2 2003	USD 2.88 (on June 17)	USD 2.88 (on April 3)
Q3 2003	USD 3.51 (on August 25)	USD 3.51 (on July 1)
Q4 2003	USD 4.15 (on December 30)	USD 2.96 (on October 1)
Q1 2004	USD 4.72 (on January 21)	USD 3.77 (on March 11)
Q2 2004	USD 4.94 (on June 23)	USD 4.02 (on April 15)
Q3 2004	USD 4.85 (on September 29)	USD 4.16 (on August 23)
Q4 2004	USD 6.88 (on December 30)	USD 4.71 (on October 1)
Q1 2005	USD 8.09 (on March 11)	USD 6.34 (on January 10)
Q2 2005	USD 7.33 (on June 9)	USD 6.55 (on May 19)

        The monthly high and low market prices of the Bank's ADRs on the New York Stock Exchange for the six most recent months are shown below, expressed in U.S. dollars.

Month	High (date)	Low (date)
January 2005	USD 7.04 (on January 25)	USD 6.34 (on January 10)
February 2005	USD 7.80 (on February 24)	USD 6.41 (on February 9)
March 2005	USD 8.09 (on March 11)	USD 6.76 (on March 30)
April 2005	USD 7.30 (on April 6)	USD 6.73 (on April 29)
May 2005	USD 6.97 (on May 26)	USD 6.55 (on May 19)
June 2005	USD 7.33 (on June 9)	USD 6.63 (on June 22)

        No trading suspensions with respect to the Bank's shares have occurred on the ATHEX during the past three years ended December 31, 2002, 2003 and 2004, nor have any trading suspensions with respect to the Bank's ADRs occurred on the New York Stock Exchange since the Bank's listing thereon in October 1999.

B. Plan of Distribution

        Not applicable.

C. Markets

        The Bank's shares are listed on the ATHEX, as well as the Copenhagen Stock Exchange and Luxembourg Stock Exchange. In addition, the Bank's Global Depositary Receipts are listed on the London Stock Exchange and its ADRs are listed on the New York Stock Exchange.

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

        The ATHEX has operated continuously since 1880 and established a number of subsidiaries, including the Thessaloniki Stock Exchange Center, whose purpose is to facilitate the listing on the Main, Parallel and New Markets of companies operating in Northern Greece and trading, through the Athens Exchange trading system, by investors residing in Northern Greece and the operation of the fourth market of the Athens Exchange, the Greek Market of Emerging Capital Markets (EAGAK), created in 2000. Additionally, the ATHEX has established the Systems Development and Support House of the Capital Markets, known as the "ASYK," and the Capital Market Training Center, the purposes of which are, respectively, the proposal of measures for modernizing and enhancing the capital market infrastructure in Greece and the provision of educational support to persons involved in capital market activities. In 1995, the Athens Exchange corporate status was transformed into a company limited by shares (société anonyme). Today, the majority of the shares in the Athens Exchange (ATHEX), the Athens Derivatives Exchange Clearing House, and Central Securities Depositary (CSD) and the majority of the shares in the aforementioned companies are controlled by a holding company trading as Hellenic Exchanges Société Anonyme (HELEX), which was formed on March 29, 2000. HELEX has a share capital of €35.9 million, divided into 71,088,173 ordinary registered shares with nominal value of €5.05 each which are listed and traded on the main market of the Athens Exchange and held by banks, institutional investors, listed companies and retail investors.

        On May 31, 2001, the Athens Exchange was upgraded by the Morgan Stanley Composite Index from emerging to developed market status.

        For the year ended December 31, 2004, the average daily value traded on the ATHEX was €141 million. From January 1, 2005 to June 30, 2005, the average daily value traded on the ATHEX was €188.3 million. On June 30, 2005, 363 companies had shares listed on the Main, E.A.G.A.K. and Parallel Markets of the ATHEX. In relation to the market capitalization of the ATHEX, on June 30, 2005:

  •
  228 companies had 251 shares listed on the Main Market of the ATHEX, 124 companies had 126 shares listed on the Parallel Market 10 companies had 10 shares listed on the NEHA and 1 company had Greek Depository Receipts on the E.AG.A.K.;

  •
  the total market capitalization was €100.3 billion;

  •
  the top 25 companies accounted for 78.3% of the total market capitalization; and

  •
  the Group's market capitalization was €9.3 billion or 9.3% of the total market capitalization on the ATHEX.

        The Greek capital market and the Athens Exchange in particular are regulated under a series of laws enacted by the Greek Parliament, decisions and regulations issued by the Ministry of Economy and Finance, the board of directors of the Hellenic Capital Market Commission, (HCMC) and the board of directors of the Athens Exchange. Following authorization by law 3152/2003 the Athens Exchange issued on June 8, 2004 the Athens Exchange Regulation (the "Regulation") which came into effect on June 16, 2004. The Regulation contains in a consolidated form provisions which were previously included in a large number of decisions that were issued by ATHEX itself and certain other competent bodies (such as but not limited to, the former Derivatives Exchange) either in their original form or amended.

        Finally, the creation of stock and derivatives exchanges in addition to the ATHEX has been permitted in the Hellenic Republic pursuant to Law 3152/2003. The operating license of these exchanges is granted by the HCMC, provided these exchanges fulfill certain capital and other requirements set forth in that law and in a ministerial decision of the Minister of Economy and Finance yet to be issued.

Membership of the Athens Exchange

        Membership is required for brokerage firms in order to effect transactions on the ATHEX. As at March 31, 2005, there were 87 members of the ATHEX, the vast majority of which are brokerage firms limited by shares (société anonyme). Membership is subject to approval by the ATHEX board of directors and licensing by the HCMC. In addition, brokerage firms must appoint at least one official representative who is authorized to conduct ATHEX transactions. Such representative must fulfill certain qualifications required by law and pass an examination given by the Hellenic Capital Markets Commission.

        ATHEX members may engage in transactions through the Automated Exchange Trading System ("OASIS"), an electronic trading system, on behalf of their clients or on their own behalf. Brokerage firms and Investment Services Firms with a share capital in excess of €2.9 million are also permitted to provide underwriting and market making services. Pursuant to the EU Investment Services Directive 93/22/EC ("EU ISD"), implemented in Greece in April 1996 pursuant to Law 2396/1996, investment services may be provided in Greece by Investment Services Firms established in Greece with a minimum share capital of €0.6 million, or €2.9 million if engaging in underwriting, that have received an appropriate operating license from the Hellenic Capital Markets Commission, as well as by European Union Investment Services Firms benefiting from a "European passport" in accordance with the EU ISD and Law 2396/1996. Investment services within the scope of the EU ISD include the receipt and transfer of orders from investors to effect stock exchange transactions, the execution of such orders (or engagement in stock exchange transactions on behalf of client investors) and the underwriting, in total or in part, of an issue of securities. In addition, the Hellenic Capital Markets Commission has recently introduced rules relating to the performance of portfolio management by Investment Services Firms. "Orders Companies" are companies that are only allowed to receive and transfer their clients' orders to Investment Services Firms, and are prohibited from dealing in Athens Exchange transactions on behalf of their client or from acting as a custodian for their clients' shares or cash. The receipt and transfer of shares by Orders Companies is governed by Law 2396/1996 and the Hellenic Capital Markets Commission's decisions.

Stock Market Indices

        The ATHEX Composite Index is the most commonly followed index in Greece. It is a market capitalization-based index that tracks the share price movement of 60 leading Greek companies. The Bank constituted approximately 11.5% of the index, as at June 30, 2005.

        The table below sets out the movement of the ATHEX Composite Index. The highs and lows are for the periods indicated and the close is on the last trading day of the period.

Year	High	Low	Close
2001	3,456.0	1,997.8	2,591.6
2002	2,655.1	1,704.7	1,748.4
2003	2,326.6	1,462.2	2,263.6
2004	2,801.7	2,225.2	2,786,2
2005 (through June 30, 2005)	3,151.3	2,786.5	3,060.7

Source: ATHEX Statistical Department

        Another composite index, called the FTSE/ASE-20, was introduced in September 1997. This index is made up of the 20 largest companies by market capitalisation listed on the ATHEX, including the Bank. The Bank constituted approximately 19.0% of the FTSE/ASE-20 Index, as at June 30, 2005. On December 9, 1999, another composite index was introduced, the FTSE/ASE Mid40, which is made up of 40 medium capitalization companies (i.e. the 40 largest companies by capitalization, ranking after those listed on the FTSE/ASE-20, according to Ground Rules for the Management of the FTSE/ASE 20, FTSE/ASE Mid 40 and FTSE/ASE SmallCap Indices). On June 1, 2001 the FTSE/ASE SmallCap 80 composite index was introduced, which is made up of 80 small capitalization companies (i.e. the 80 largest companies by capitalization ranking after those listed on the FTSE/ASE 20 and FTSE/ASE Mid 40 Indices). On January 2, 2003 the FTSE/ASE 140 composite index was introduced, a new benchmark comprising the constituents of the FTSE/ASE 20, 40 and Small Cap, tracking their cumulative performance exactly.

        Morgan Stanley Capital International, also known as "MSCI", reviewed the composition of its Greek Index in view of Greece's reclassification among developed markets. The new index is part of the matured indices' group as of May 31, 2001. The reclassification of the MSCI Greece Index to the standard MSCI Developed Market Index Series resulted in a net market capitalization increase of 0.46% and 0.13% in the MSCI Europe Index and the MSCI Standard All Country World Free Index, respectively. The MSCI Greek Index is currently made up of 19 companies listed on the ATHEX, including the National Bank of Greece. The weighting of NBG to the MSCI Greece Index following the Annual Full Country Index Review as of May 2005, is currently 18.5% (closing of June 30, 2005).

Trading on the ATHEX

        Trading on the ATHEX takes place every week from Monday to Friday, except for public holidays. The daily trading session starts at 11:00 a.m. and ends at 4:00 p.m., Athens time. The ATHEX consists of six separate markets: the Main Market (where the vast majority of securities is traded), the Parallel Market (for smaller companies, which may not satisfy the stricter listing criteria of the Main Market), the New Market named NEHA (for small and medium, innovative companies with potential for rapid growth), EAGAK (for the trading of Greek depository receipts), the "Fixed Income Securities Market" (for the trading of fixed income securities, such as government and corporate bonds) and the Derivatives Market (for the trading of derivatives).

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

        On June 1, 2001, the Athens Exchange introduced a two-scaled price fluctuation limit. In principle, prices of securities of the continuous trading state are eligible to +/-10% fluctuations from the closing price of the preceding trading session. However, if the price of a security remains at the best bid offer (i.e., all incoming purchase orders at limit up or sale orders at limit down) for 15 minutes then the +/-10% limit is extended by a further 10%. Thus, on aggregate, the price of a security listed on ATHEX on a certain day is not permitted to fluctuate more than 20% from its closing price on the previous day. The 10% expansion applies only to securities of the continuous trading state. The above expansion does not apply to securities listed on FTSE/ASE20, whose prices after the breaking of the first +/-10% limit fluctuate freely. Newly listed securities are allowed to fluctuate freely during the first three sessions of their listing.

        Block trades of shares with a value exceeding €0.6 million, or representing at least 5.0% of a listed company's share capital, may be conducted through the Athens Exchange by following a special procedure under which the parties involved, the number of shares to be sold and the price range are pre-agreed. There is a limit to the number of parties involved in a block trade; in particular, up to three persons may participate as either buyers or sellers, with only one person on the other side of the trade. This limitation in the number of parties involved does not apply to block trades made in the context of new listings or offerings of existing shares. Block trades may take place at prices that follow certain rules based on the price deviation percentage from the latest traded price and if no such price exists, the closing price for the shares on the previous session:

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

  •
  For block trades exceeding €29,3 million of (i) the majority of the Hellenic Republic owned listed companies' shares or (ii) shares of listed companies with total assets exceeding €1.5 billion;

  •
  For block trades relating to the sale of shares representing at least 10.0% of the total paid-up share capital of a listed company having total market capitalisation of at least €14.7 million, and conducted pursuant to specific offering procedures set forth through a decision of the board of directors of the Athens Exchange;

  •
  For transfers of share blocks in the context of an initial public offering or in the context of an initial public offering and a private placement as long as they are regulated by an ad hoc Athens Exchange board of directors' decision; and

  •
  For transfer of share blocks by underwriters who acquired shares for stabilization purposes to shareholders that previously sold the shares for the same purposes in the context of an initial public offering or in the context of an initial public offering and a private placement.

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

        Shares may be traded in lots of 1, 5, 10 and 25 shares according to the trading lot size of each security. The Company's ordinary shares are traded in lots of 10. Prices of all securities listed on the Athens Exchange are published in the Official List of the Athens Exchange.

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

        Pursuant to PD 51/1992, when, as a result of a transfer of shares listed on the Athens Exchange, a person owns or indirectly controls a percentage equal to or in excess of 5.0%, 10.0%, 20.0%, 1/3, 50.0% or 2/3 of the voting rights of the relevant company, or such ownership or control falls below these levels, the holder is required to notify the company and the Hellenic Capital Markets Commission of his holdings and percentage of voting rights in writing within one calendar day. When a person holds an interest of more than 10% of the voting rights of a company whose shares are listed on the Athens Exchange or is a member of the board of directors and that person's interest increases or decreases by more than 3% (or 1.5% when the shares of the company have been listed on the Athens Exchange for less than 12 months) of the total voting rights in the company, then that person is similarly required to notify the company and the

Hellenic Capital Markets Commission the next calendar day. Furthermore, members of the board of directors are similarly required to notify the company and the Hellenic Capital Markets Commission within the next calendar day if their total transactions in one calendar day exceed €293,470.29.

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

        To participate in the dematerialised system of securities ("SAT") each investor is required to open a dematerialisation account, which is identified by a dematerialised account number ("SAT account"). Shareholders who wish to open a SAT account can appoint one or more Athens Exchange members or custodian banks as authorized operators ("Operators") of their SAT accounts. Only Operators have access to information concerning a SAT account such as account balances.

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

        Liabilities of investment services firms resulting from their trading activities on the Athens Exchange are guaranteed, up to the amount of €30,000, by the Athens Exchange Member Guarantee Fund, to which each Athens Exchange member contributes, and which is operated as a separate legal entity. In addition, another fund, the Supplementary Clearing Fund, provides—if the Athens Exchange so deems—immediate coverage against liabilities of Athens Exchange members that have forwarded trading orders which result from delayed clearing due to the fact that shares or cash have not been delivered. The manager and custodian of the Supplementary Clearing Fund is the Athens Exchange.

Settlement and Clearance through Euroclear and Clearstream Banking

        If any investor elects to hold its ordinary shares through Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream Banking"), its ordinary shares will be held in accordance with the applicable terms and conditions and operating procedures governing use of Euroclear or Clearstream Banking, as amended from time to time. Any investor who so holds ordinary shares shall have the right to receive the number of ordinary shares so held, upon compliance with the foregoing terms, conditions and operating procedures of Euroclear or Clearstream Banking, subject to the applicable provisions of Greek law.

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

        Under Greek law, only the record holder of the ordinary shares (according to the registry kept by the Central Securities Depository) is considered to be the owner of the ordinary shares and as a result entitled to sell, create a security interest over or otherwise deal with the ordinary shares, or receive dividends and other distributions and to exercise voting, pre-emptive and other rights in respect of such ordinary shares. Euroclear or Clearstream Banking or its respective nominee or custodian located in the Hellenic Republic will be sole record holders of the ordinary shares held through Euroclear or Clearstream Banking until such time as investors exercise their rights to cause them to transfer ownership of the ordinary shares in accordance with the applicable provisions of Greek law and obtain the recording of the investor's ownership of the shares in the book-entry registry kept by the Central Securities Depository.

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

        The regulations state that every listed company is under the obligation to inform investors of every event, the disclosure of which is expected to affect the course of its shares, unless it has received approval by the ATHEX Board of Directors to be exempted from this procedure. In effect, pre-announcement of acquisition or assignment of percentage of basic shares is provided for, as well as the notification of trading by members of the Board of Directors thirty (30) days prior to the closing date of quarterly financial statements (i.e. when the financial statements of the companies have not yet been published). Every shareholder that owns a percentage of 5% of a newly listed company on the ATHEX is under the obligation to announce any intentions regarding the following six months and declare the related pursued volume of trading in the IPO prospectus. Moreover, shareholders holding a stake of at least 10% of the share capital of a listed company are obliged to pre-announce transactions that concern a percentage of at least 5% for a total period of three months. During the 30-day period after the closing date of quarterly financial statements, as well as immediately upon acquiring any confidential information, the CEO and deputy CEO, the CFO, the chief accountant, the chief of the internal control, the chief of Investors' Relations, the secretary of the Board of Directors, the legal counselor, any executive members of the company's Board of Directors, any shareholder possessing a holding over 20% of the company's share capital and any company affiliated with it (unless it is an institutional investor) are entitled to conclude transactions on the company's shares or derivatives of such shares negotiable on the Athens Derivatives Exchange or of any other company affiliated with it, but only if they have previously given a relevant notice to the ATHEX Board of Directors and such notice has been published in the daily ATHEX Bulletin at least on the day prior to the transaction date.

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

  •
  the Fixed Income Instruments Market.

        The Greek Market of Emerging Capital Markets is a parallel market where Greek depositary receipts, units of "emerging markets investment funds," and shares of "emerging markets investment companies" are traded. The Fixed Income Instruments Market was created to attract some of the trading volume in government bonds. Previously, almost all trading in government bonds took place in the over-the-counter market.

        In 1998, Greek Law 2651/1998 significantly modified the listing requirements on the ATHEX, as well as the placement requirements (increasing the minimum requisite allocation to the public to 25% of total company shares, as far as the main market is concerned) and the underwriters' liability. This law also introduced stabilization and book-building procedures. The Underwriting Regulation was introduced in December 1998, regulating the conduct, responsibility and liability of underwriters and third parties engaging in the underwriting process, including stabilization.

Greek Law 2733/1999: Formation of the "New Market"

        Pursuant to the provisions of Greek Law 2733/1999, a new stock market (the "New Market" or "NEHA") has been formed on the ATHEX so that shares of medium capitalization dynamic or innovative companies, not listed on the Main Market or the Parallel Market of the Athens Stock Exchange, can be listed. Greek Law 2733/1999 has introduced the role of the market maker in the New Market. In accordance with this law, a company listed on the New Market is required to appoint at least one market maker. In accordance with Greek Law 2733/1999, decisions of the Hellenic Capital Market Commission with respect to market making activities provide for market makers' functional operations, qualifications, licensing, supervision, special duties and contractual relationship with the company for which it makes market.

        A market maker's role regarding a listed company's shares can be assigned to any member of the ATHEX who satisfies capital and functional adequacy criteria specified in the Hellenic Capital Market Commission decision, and following ATHEX approval. Additionally, by special agreement with the listed company, the market maker must acquire a minimum amount of listed shares and must contractually agree to fulfill market making duties for at least three years. In any case, the listed company preserves the option to assign market making duties to more than one ATHEX members, while each ATHEX member can perform market making activities for various listed companies.

        The role of the market maker is to enhance liquidity of the shares of the relevant company listed on the New Market by quoting buy and sell orders simultaneously on the ATHEX with a maximum spread defined by the Hellenic Capital Markets Commission's decisions. To increase transparency, the market maker's activities are conducted by licensees using exclusive market making accounts, while proprietary trading for that stock is prohibited. The market maker must always ensure that sufficient cash and stock reserves are available to perform its duties. The market maker can avoid placing simultaneous orders only in exceptional cases, following specific ATHEX approval.

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

The Derivatives Market of the Athens Exchange (former Athens Derivatives Exchange)

        In 1997, Greek Law 2533/1997 created a derivatives exchange modeled after other European derivatives exchanges. According to this law, the Athens Derivatives Exchange, known as "ADEX," operated separately from the ATHEX, was organized as a corporate entity with a share capital of €8.8 million. In 2002, by virtue of Law 2937/2001, ADEX S.A. merged with ASE S.A. The Derivatives Market of the Athens Exchange ("the Derivatives Market") constitutes now one of the six markets of the ATHEX.

        Since its commencement in August 1999, the Derivatives Market has greatly evolved, with new products, increased volume, and more market participants. The Derivatives Market quotes two major indexes and their futures series, the blue chip FTSE 20 and the mid-cap FTSE 40. One basis point in the FTSE 20 is worth €5, while one basis point in the FTSE 40 is worth €25. The initial margin required is 13%. The total average daily volume on futures this year is approximately 11,000 contracts with a peak of 21,000. Nominally this accounts for approximately 60% of the daily cash volume generated by the FTSE 20 and FTSE 40 stocks or 35% of the daily cash volume generated by the general Athens Exchange Index of 56 ATHEX stocks. This volume is evenly divided between individual market participants and local market makers. Options on the FTSE 20 have been quoted since mid-September 2000 and interest in options has been growing as market participants gain familiarity with the product. The average daily trading volume in the first five months of 2003 was 6,000 contracts. Options on the FTSE 40 began in June 2001, but liquidity has remained low since that time. In June 2001, the Derivatives Market established a stock borrowing and lending facility with Hellenic Telecommunications Organization S.A. contracts attracting most of the interest. In November 2001, the Derivatives Market began offering future contracts in relation to equity securities, with Hellenic Telecommunications Organization S.A. and Alpha Bank being the most actively traded.

Stock Lending and Short Selling

        In connection with the development of the Greek capital markets, the ATHEX, in cooperation with, the Athens Derivatives Exchange Clearing House (or "ADECH") and the CSD, are developing the ability for investors to engage in stock lending transactions, by short selling of shares listed on the ATHEX, with a simultaneous or previous borrowing of shares to be sold by the ADECH. The stock lending from the ADECH is made through an agreement of purchase of shares with a stock reverse repo through trading of the corresponding product. The new investment tool is expected to present multiple advantages as regards the liquidity and reliability of the market. More specifically, it is expected to help in the rationalization of prices of shares and the reduction of volatility, since investors who do not hold shares in a company will be able to trade in those shares. At the same time, this new product will contribute to the more rational connection of the price of the derivatives market with those of the ATHEX. Short selling through borrowing will also aid in effective portfolio management internationally. Finally, through the product of securities selling agreements to ADECH with a stock repo of the ADEX, investors with long-term portfolios will be in the position to lend their shares to ADECH, expecting further income (resulting from interest) from their investment.

        Greek regulatory authorities are currently developing regulations regarding the use of this investment tool. More specifically, on May 10, 2001 the Hellenic Capital Markets Commission (or "HCMC") board of directors approved a decision regarding the necessary amendments in the regulation of the DSS operation concerning the clearing of short selling and securities borrowing products on the ADEX. Following this, the ATHEX board of directors recommended to the CMC board of directors the method of realization of short selling. The HCMC issued its Decision regarding the realization of short selling on May 17, 2001.

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

        Under Greek Law 2843/2000, the initial margin is set to 50% (minimum) of the market value of the investor's "collateral portfolio." This percentage level can be changed by act of the Governor of the Bank of Greece after a decision by the Board of Directors of the HCMC. It should be noted that the ATHEX members have the flexibility to require higher initial and maintenance margins provided that the investor is given prior notice and an express provision is included in the relevant contract.

        Pursuant to Act No. 2474/31.5.2001, as amended by Act No. 2552/23.6.04, of the Governor of the Bank of Greece, the maintenance margin on brokerage margin accounts is set at 35% of the market value of the investors' "collateral portfolio" whereas investors buying shares on margin can borrow funds up to a limit of €1,000,000. According to this Act, the same limit applies to credit institutions offering credit to individuals to finance stock purchases.

        Margin accounts will contribute to the improvement of the liquidity of the market. They enable the investor to buy new shares by offering as "collateral" the shares that composed his or her initial portfolio. Investors generally use margin accounts to increase their purchasing power.

D. Selling Shareholders

        Not applicable.

E. Dilution

        Not applicable.

F. Expenses of the Issue

        Not applicable.

ITEM 10    ADDITIONAL INFORMATION

A. Share Capital

        Not applicable.

B. Memorandum and Articles of Association

        Our Articles of Association (and English translation thereof), as amended on October 14, 2004, are included as Exhibit 1 to this Annual Report.

1.
The Bank is incorporated under the register of Companies Limited by Shares of the Ministry of Trade (currently known as the Ministry of Development) under No. 6062/06/B/86/01.

        The Bank's objects and purposes, as defined in Article 3 of its Articles of Association, are the following:

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

        The objects of the Bank's activities shall, in particular, be to:

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

        2.     (a) Article 26 of the Bank's Articles defines the general voting powers of the Bank's Board of Directors (which we refer to in this Annual Report as the "Board of Directors," collectively, and each as a "Director"). There is no specific provision in the Articles that speaks directly to a Director's power to vote on a proposal, arrangement or contract in which the Director is materially interested. However, Article 28 of the Bank's Articles provides, in governing remunerative relationships between the Bank and members of its Board of Directors, that: Subject to the provisions governing the legality of transactions between the Bank and members of its Board of Directors, all fees and remuneration paid to a member of the Board for whatever reason shall be considered legal and shall be borne by the Bank only if approved by a special resolution of the ordinary General Meeting.

          (b)   There is no specific provision in the Bank's Articles with respect to the Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body. However, pursuant to Greek Codified Law 2190/1920, Article 24, compensation to a company's board members is to be paid out of the company's net profits (after deductions for ordinary reserves and the amount required for distribution to shareholders of the first dividend declared for the relevant financial year, equal to at least 6% of the company's paid-up share capital) and otherwise must be approved by a special resolution of the ordinary general meeting of its shareholders. The amount of compensation granted to a company's board member, or members, may be reduced by a Greek court if an objection is raised by shareholders representing at least one-tenth of the company's share capital and if the court finds such compensation to be "exorbitant."

        Under Article 6 of the Bank's Articles, the general meeting of the Bank's shareholders (known as the "General Meeting") may establish a plan for allocating the Bank's shares to the Directors and employees of the Bank and associated companies in the form of stock purchase options. The General Meeting will designate, in particular, the maximum number of shares that may be issued and the price and allocation terms of the shares. The Board of Directors will have the power to arrange all other details not otherwise arranged by the General Meeting, such as the specific allocation of options to individuals, including Directors.

          (c)   The Bank's Articles do not contain any provisions with respect to borrowing powers exercisable by the Bank's Board of Directors, or how such borrowing powers can be varied.

          (d)   The Bank's Articles do not contain any provision with respect to the retirement or non-retirement of Directors under an age limit requirement.

          (e)   The Bank's Articles do not contain any provision with respect to the number of shares required for Director's qualification.

        3.     (a) For a description of the dividend rights attaching to the Bank's shares, see Item 8.A(8), "Financial Information—Consolidated Statements and Other Financial Information." Once approved at a General Meeting, dividends must be paid to shareholders within two months of the date on which the Bank's annual financial statements were approved. Dividends are forfeited to the Hellenic Republic if they are not claimed by shareholders within five years following December 31 of the year in which they were declared.

          (b)   Under Article 8 of the Bank's Articles, all of the Bank's shareholders have the right to participate in General Meetings, and the number of each shareholder's votes at such meetings shall be equal to the number of his or her shares because each of the Bank's shares entitles its holder to one vote.

        Pursuant to Article 19 of the Bank's Articles, the Bank's Directors are elected by the General Meeting, with each Director elected for a term of three years. There is no provision in the Bank's Articles with respect to cumulative voting.

          (c)   Rights of the Bank's shareholders to share in the Bank's profits are defined by the Bank's dividend policy. See, in this Item 10.B, 3(a), above.

          (d)   On a liquidation of the Bank, a General Meeting shall appoint three liquidators who shall, among other things, take an inventory of corporate assets, draw up and publish a balance sheet in the press and in the Greek Government Gazette and complete the Bank's outstanding matters. Subsequently, the General Meeting shall approve the annual financial statements as well as the financial statements issued upon completion of the liquidation. Upon completion, the liquidators shall refund shareholders' contributions and distribute the balance of the Bank's liquidated property to the shareholders in proportion to their paid-up equity holdings.

          (e)   Not applicable.

          (f)    Not applicable.

          (g)   The Bank's shareholders are not liable to further capital calls by the Bank. A two-thirds quorum and a two-thirds voting majority of the Bank's shareholders would be required to approve any resolution concerning an increase in shareholders' obligations. See Article 15(2) of the Bank's Articles, which comprise Exhibit 1 to this Annual Report and are incorporated by reference from the Bank's Annual Report on Form 20-F for the fiscal year ended December 31, 2000.

          (h)   There are no provisions in the Bank's Articles that discriminate against any existing or prospective holder of the Bank's shares as a result of such shareholder owning a substantial number of the Bank's shares. However, subject to EU regulations, new and significant holdings (concentrations) must be reported to the Greek Competition Commission according to Greek Law 703/1977, in force.

        4.     Decisions with respect to which the rights of the Bank's shareholders may be changed—including decisions with respect to increases in the shareholders' obligations, increases or decreases in the Bank's share capital, changes in the method of distribution of the Bank's profits and merger or dissolution of the Bank—are voted upon by the Bank's shareholders at the General Meeting, in accordance with the provisions of Article 15(2) of the Bank's Articles. The requisite quorum for such decisions is satisfied when shareholders owning two-thirds of the Bank's paid-up share capital are present or represented. Decisions on such issues are reached by a two-thirds majority of the votes represented at the General Meeting, pursuant to Article 16(2). These conditions are not more significant than those required by Greek law.

        For example, pursuant to Article 5 of the Bank's Articles, whenever the Bank's share capital is increased (unless effected by contribution in kind) or a bond loan convertible into the Bank's shares is issued, preference rights on the entire new share capital or bond loan are given to existing shareholders at the time of issue in proportion to the respective equity holdings of such shareholders at that time. Such preference rights may be limited or abolished, however, under Article 5(6) and pursuant to the procedures of Greek Codified Law 2190/20, Article 13, Paragraphs 6 and 7.

        In addition, pursuant to Greek Codified Law 2190/20, Article 13, the General Meeting may grant to the Board of Directors the power to increase the Bank's share capital or to issue a bond loan. Such an increase in share capital may be up to the sum of capital which has been paid up at the date of the delegation of the power to the Board, and such an issuance of a bond loan may not exceed half of the sum of the share capital which has been paid up at such date.

        5.     The General Meeting of the Bank's shareholders is to be held at least once a year, within six months after the end of the Bank's financial year in order, among other things, to approve the annual financial statements and to discharge Board members and auditors from liability in respect of their tenure of office in the relevant year. Extraordinary General Meetings (referred to in this Annual Report as "EGMs") may be convened by the Board in cases required by law or at other times when a meeting is deemed appropriate by the Board. The Board shall convene an extraordinary General Meeting pursuant to a request of holders of 5% or more of the paid-up share capital. At the request of shareholders representing 5% or more of the paid-up share capital the Chairman of the General Meeting shall adjourn, only once, the passing of resolutions by the General Meeting, whether ordinary or extraordinary. The adjourned General Meeting shall be a continuation of the previous meeting and shall not require repetition of the publication formalities regarding notice to shareholders.

        Pursuant to Greek law and the Bank's Articles, in order to participate in the General Meeting, either in person or by proxy, shareholders holding dematerialized shares not posted in the Special Securities Account should have their shares blocked, in whole or part, through their Securities Account Operators, receive from them a "Certificate of Securities Blocking" issued by the CSD, and deposit the certificate with the head office and network branch of the Bank or the Bank's Shareholders Department in Athens at least five days prior to the General Meeting date. Similarly, shareholders holding dematerialized shares posted in the Special Securities Account should have their shares blocked, in whole or in part, through a declaration to the CSD which consequently shall issue and deliver the "Certificate of Securities Blocking." This certificate must be deposited at the head office and network branch of the Bank or the Bank's Shareholders Department in Athens at least five days prior to the General Meeting date. By contrast, shareholders who have not dematerialized their shares should, at least five days prior to the General Meeting, deposit such shares with the head office and network branch of the Bank or with the Deposits and Loans Fund or with any banking société anonyme in Greece. Shareholders abroad, in particular, should deposit their shares with the local Bank branch or representative office or otherwise with another bank designated by the Board of Directors in convening the General Meeting. The relevant share deposits receipts should be delivered to the Bank within the same time limit.

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

        Pursuant to Article 12(3) of the Bank's Articles, shareholders that have not complied with the provisions above may take part in and vote at a General Meeting only upon permission of such General Meeting.

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

        A two-thirds quorum and a two-thirds voting majority of the Bank's shareholders may be required for resolutions concerning certain matters, as discussed above, in Item 10.B(4), and as set forth in Article 15(2) of the Bank's Articles, included in Exhibit 1 to this Annual Report. The increased quorum requirement for meetings concerning such resolutions amounts to the number of shareholders representing two-thirds of the paid-up share capital of the Bank being present or represented at the first meeting, which drops to one-half and one-third of the share capital represented at the second and third adjourned meetings, respectively. The voting majority for such meetings is two-thirds of the votes represented at that meeting.

           6.  There are no discriminatory limitations on the rights to own the Bank's shares or exercise voting rights with respect thereto.

           7.  There are no provisions in the Bank's Articles that could delay, defer, or prevent a change in control of the Bank.

           8.  There is no specific provision in the Bank's Articles that governs the ownership threshold above which shareholder ownership must be disclosed. However, under Greek law, shareholders seeking to acquire participations in the Bank's shares, above certain thresholds, may be required to notify the Bank, the central bank, the Hellenic Capital Markets Commission and the ATHEX of their holdings and percentage of voting rights.

           9.  No significant differences.

         10.  The conditions imposed by the Bank's Articles with respect to changes in the Bank's share capital are discussed above, in Item 10.B(4), and are not more significant than those required by Greek law.

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

E. Taxation

        The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of shares or ADRs by a U.S. Holder or non-U.S. Holder (as defined below). For the purposes of this summary, a "U.S. Holder" is (i) an individual citizen of or resident in the United States, (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, (iv) a trust, if (x) a court within the United States is able to exercise primary supervision over its administration and (y) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. If a partnership holds shares or ADRs, the consequences to a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares or ADRs should consult its tax advisor regarding the associated tax consequences. A "non-U.S. Holder" is any beneficial owner of shares or ADRs that is not a U.S. Holder. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase shares or ADRs. In particular, this summary deals only with U.S. Holders that will hold shares or ADRs as capital assets and does not address the tax treatment of special classes of U.S. Holders, such as financial institutions, tax-exempt entities, insurance companies, persons holding shares or ADRs as part of a "straddle" or as part of a "synthetic security" or a hedging or conversion transaction or other integrated transaction, real estate investment trusts, regulated investment companies, partnerships, pass-through entities or persons who hold through partnerships or other pass-through entities, U.S. expatriates, persons subject to the alternative minimum tax, dealers or traders in securities, currencies or notional principal contracts, persons that own (or are deemed to own for U.S. federal income tax purposes) 10% or more of the voting stock of the Bank, holders who hold shares or ADRs in connection with a trade, profession or vocation carried on in Greece (whether through a branch, agency or otherwise) and holders whose "functional currency" is not the U.S. dollar. This summary is based upon current U.S. federal income tax law, including the U.S. Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, and the Convention Between the United States of America and the Kingdom of Greece (now the Hellenic Republic) for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, with effect from December 30, 1953, and U.S. Internal Revenue Service practice as in effect on the date hereof which is subject to change (possibly with retroactive effect), and in part upon representations of the depositary, and assumes that each obligation provided for in or otherwise contemplated by the American Depositary Receipts and any related agreement will be performed in accordance with their respective terms.

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

        The U.S. Treasury Department has expressed concern that depositories for depository receipts, or other intermediaries between the Holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. Holders (as defined below) of such receipts or shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate United States persons, as described below. Accordingly, the analysis regarding the availability of the reduced tax rate for dividends received by certain non-corporate U.S. persons and the availability of a U.S. foreign tax credit and sourcing rules described below could be affected by future actions taken by the U.S. Treasury Department. Investors should consult their own tax advisors regarding actions that have been taken or may be taken by the U.S. Treasury Department that may affect their eligibility for U.S. foreign tax credits.

Dividends

        Under current Greek tax law no Greek withholding taxes will be imposed on the payment of dividends to U.S. Holders of shares or ADRs. As a result, the Bank will not withhold any amounts (in respect of Greek withholding taxes or otherwise) from the amount of any dividends paid to U.S. Holders of shares or ADRs. Greece has entered into a bilateral treaty with the United States for the avoidance of double taxation. However, there are no provisions of such treaty that are pertinent to the Greek withholding tax treatment of dividend payments made to U.S. Holders of shares or ADRs.

        The gross amount of any distributions paid by the Bank to a U.S. Holder that are actually or constructively received by the U.S. Holder will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of current or accumulated earnings and profits of the Bank, as determined for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends received deduction allowed to corporations. Subject to the discussion below under "—Passive Foreign Investment Company Status," to the extent that an amount received by a U.S. Holder exceeds the allocable share of the Bank's current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. Holder's tax basis in his shares or ADRs and then, to the extent such distribution exceeds such U.S. Holder's tax basis, it will be treated as capital gain.

        The Bank does not maintain its calculations of its earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend. The amount of any distribution of property other than cash will be the fair market value of that property on the date of the distribution.

        Certain dividends received by individual U.S. Holders before January 1, 2009, will be subject to a maximum income tax rate of 15%. This reduced income tax rate is only applicable to dividends paid by "qualified corporations" and only with respect to shares or ADRs held for a minimum holding period (generally, 61 days during the 121-day period beginning 60 days before the ex-dividend date). The Bank would expect to be considered a qualified corporation for this purpose. Accordingly, dividends paid by the Bank to individual U.S. Holders on shares or ADRs held for the minimum holding period should be eligible for the reduced income tax rate. U.S. Holders are urged to consult their own advisors regarding the availability of the reduced income tax rate on dividends under their particular circumstances.

        The gross amount of dividends paid in euro (or any successor currency) will be included in the income of such U.S. Holder in a U.S. dollar amount calculated by reference to the spot exchange rate in effect on the day the dividends are received by the U.S. Holder (or, in the case of the ADRs, by The Bank of New York, in its capacity as depositary) regardless of whether the payment is in fact converted into dollars. A U.S. Holder will have a basis in any euro distributed equal to their U.S. dollar value on the date they are received by the U.S. Holder (or, in the case of the ADRs, by The Bank of New York in its capacity as depositary). Any gain or loss recognized upon a subsequent disposition of euro will generally be ordinary income or loss. If euro (or any successor currency) are converted into U.S. dollars on the date of the receipt, the U.S. Holder should, therefore, not be required to recognize any foreign currency gain or loss in respect of the receipt of euro as dividends. Dividends will be treated as foreign source income for U.S. foreign tax credit limitation purposes. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. The amount of the qualified dividend income paid by the Bank to a U.S. Holder that is subject to the reduced dividend income tax rate that is taken into account for purposes of calculating the U.S. Holder's U.S. foreign tax credit limitation must be reduced by the "rate differential portion" of such dividend. The rules relating to foreign tax credits and the timing thereof are complex. U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits under their particular situation.

        Subject to the discussion under "—U.S. Information Reporting and Backup Withholding" below, a non-U.S. Holder of shares or ADRs generally will not be subject to U.S. federal income tax or withholding tax on dividends received on shares or ADRs unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

Sale or Exchange of Shares or ADRs

        Subject to the discussion below under "—Passive Foreign Investment Company Status," gain or loss realized by a U.S. Holder on the sale or other disposition of shares or ADRs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder's adjusted tax basis in the shares or ADRs and the amount realized on the disposition. Such gain or loss generally will be treated as long-term capital gain or loss if the shares or ADRs have been held for more than one year. Capital gains of individuals derived from capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to significant limitations. Any gain or loss realized will generally be treated as U.S. source. As a result, a U.S. Holder generally may not use a foreign tax credit arising from Greek tax imposed on a disposition of shares or ADRs to reduce its U.S. federal income tax liability in respect of gain. Such credit would only be usable to the extent that the U.S. Holder could appropriately apply the credit against its tax otherwise due on other income arising from foreign sources. Under Greek tax law, U.S. Holders who sell shares traded on the ATHEX will be subject to a 0.3% tax on the value of the shares sold. The Bank believes that this tax does not apply to sales of ADRs traded on the New York Stock Exchange.

        The ability of a U.S. Holder to utilise foreign taxes as a credit to offset U.S. taxes is subject to complex limitations and conditions. The consequences of such limitations and conditions will depend upon the nature and sources of each U.S. Holder's income and the deductions allocable thereto. Alternatively, a U.S. Holder may elect to claim all foreign income taxes paid as a deduction in lieu of claiming a foreign tax credit. A deduction does not reduce U.S. federal income tax on a dollar-for-dollar basis like a tax credit, but the availability of the deduction is not subject to the same conditions and limitations applicable to foreign tax credits.

        The surrender of ADRs in exchange for shares (or vice versa) will not be a taxable event for U.S. federal income tax purposes and U.S. Holders will not recognize any gain or loss upon such a surrender.

        If a U.S. Holder receives any foreign currency on the sale of shares, such Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of shares or ADRs and the date the sale proceeds are converted into U.S. dollars.

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

U.S. Information Reporting and Backup Withholding

        Non-corporate U.S. Holders may be subject to the information reporting requirements of the Code, as well as to backup withholding on the payment of dividends on, and the proceeds received from the disposition of, shares or ADRs. Backup withholding may apply if a U.S. Holder (i) fails to furnish its taxpayer identification number, referred to in this Annual Report as a "TIN," which, for an individual, would be his or her social security number; (ii) fails to provide certification of exempt status; (iii) is notified by the IRS that he or she has failed properly to report payments of interest and dividends; (iv) under certain circumstances, fails to certify, under penalty of perjury, that he or she has furnished a correct TIN or the Bank has been notified by the IRS that such U.S. Holder is subject to backup withholding for failure to furnish a correct TIN; or (v) otherwise fails to comply with the applicable requirements of the backup withholding rules.

        U.S. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable. The amount withheld from a payment to a U.S. Holder under the backup withholding rules generally will be allowed as a credit against such Holder's United States federal income tax liability and may entitle such Holder to a refund, provided that the required information is furnished to the IRS.

        Non-U.S. Holders may have to comply with certification procedures to establish that they are not U.S. Holders in order to avoid information reporting and backup withholding tax requirements.

Passive Foreign Investment Company Status

        The foregoing discussion of dividends and capital gains assumes that the Bank is not a passive foreign investment company, referred to in this Annual Report as a "PFIC," for U.S. federal income tax purposes. Based upon (i) certain Treasury Regulations and (ii) the regulatory status of the Bank under local laws, its banking activities performed in the ordinary course of business (including lending, accepting deposits and depositing money in other banks), the proportion of its income derived from activities that are "bona fide" banking activities for U.S. federal income tax purposes and its securities activities performed in the ordinary course of business (including selling debt instruments to customers in a dealer capacity), the Bank believes that it was not a PFIC for 2019 (the latest period for which the determination can be made) and, based further on its present regulatory status under local laws, the present nature of its activities, and the present composition of its assets and sources of income, the Bank does not expect to be a PFIC for the current year or for any future years. However, because PFIC status is a factual determination made annually and because there are uncertainties in the application of the relevant rules, there can be no assurances that the Bank will not be considered to be a PFIC for any particular year.

        If for any year in which a U.S. Holder held shares or ADRs the Bank was a PFIC, the U.S. Holder would be subject to special rules with respect to (a) any gain realized on the sale or other disposition (including a pledge) of the shares or ADRs and (b) any "excess distribution" by the Bank to the U.S. Holder (generally, any distributions to the U.S. Holder in respect of the shares or ADRs during a single taxable year that aggregate more than 125% of the average annual distributions received by the U.S. Holder in respect of the shares or ADRs during the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the shares or ADRs). Under these rules, (i) the gain or excess distribution would be allocated ratably over the U.S. Holder's holding period for the shares or ADRs, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income, (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year and (iv) the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

        U.S. Holders can avoid the interest charge by making a mark to market election with respect to the ADRs and shares, provided that the shares are "marketable" within the meaning of U.S. Treasury Regulations. The shares will not be considered "marketable" for purposes of this election unless the exchange or market on which the shares are regularly traded is a qualified exchange or other market. Under U.S. Treasury Regulations, a foreign stock exchange, such as the ATHEX, may constitute a qualified exchange if it meets certain trading, listing, financial disclosure and other requirements set forth in the regulations. The mark to market election will remain in effect unless the IRS consents to revocation, or until the shares cease to be marketable. A U.S. Holder that makes a mark to market election generally would, subject to certain limitations, be required to take into account the difference, if any, between the fair market value and the adjusted tax basis of its ADRs or shares, at the end of a taxable year, as ordinary income (or, subject to certain limitations, ordinary loss) in calculating its income for such year. In the case of a mark to market election, gains from an actual sale or other disposition of the ADRs or shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the ADRs or shares will be treated as ordinary loss to the extent of any net mark to market gains for prior years.

        If the Bank were to agree to provide the necessary information, U.S. Holders could also avoid the interest charge imposed by the PFIC rules by making a qualified electing fund election (a "QEF election"), in which case the U.S. Holder generally would be required to include in income on a current basis its pro rata share of the ordinary income and net capital gains of the Bank. The Bank does not, however, expect to provide to U.S. Holders the information regarding this income that would be necessary in order for a U.S. Holder to make a QEF election with respect to the shares.

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

IRS Disclosure Reporting Requirements

        Recently promulgated U.S. Treasury Regulations (the Disclosure Regulations) meant to require the reporting of certain tax shelter transactions (Reportable Transactions) could be interpreted to cover transactions generally not regarded as tax shelters. Under the Disclosure Regulations it may be possible that certain transactions with respect to the shares and ADRs may be characterized as Reportable Transactions requiring a holder of the shares or ADRs to disclose such transaction, such as a sale, exchange, retirement or other taxable disposition of a share or ADR that results in a loss that exceeds certain thresholds and other specified conditions are met. Prospective investors in the shares or ADRs should consult with their own tax advisors to determine the tax return obligations, of any, with respect to an investment in the shares or ADRs, including any requirement to file IRS Form 8886 (Reportable Transaction Statement).

        The information set out above is a summary only and U.S. and other taxation may change from time to time. Prospective investors should consult their professional advisors as to the consequences of the purchase, ownership and disposition of shares and ADRs including, in particular, the effects of the tax laws of any other jurisdiction.

F. Dividends and Paying Agents

        Not applicable.

G. Statements by Experts

        Not applicable.

H. Documents on Display

        NBG has filed with the U.S. Securities and Exchange Commission a registration statement on Form F-1 (which, together with all amendments, exhibits and schedules thereto, is referred to as the "Registration Statement") under the Securities Act, with respect to its ordinary shares offered in the United States. NBG is subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (known as the "Exchange Act"), applicable to foreign private issuers, and in accordance therewith, is required to file reports, including annual reports on Form 20-F, and other information with the Commission. The Registration Statement, including the exhibits and schedules thereto, its annual reports on Form 20-F, and reports and other information filed by NBG with the Commission may be obtained, upon written request, from The Bank of New York, as the depositary referred to under "Description of American Depositary Receipts," at its Corporate Trust Office located at 101 Barclay Street, New York, New York 10286. Such reports and other information can be inspected without charge and copied at prescribed rates at the public reference facility maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 233 Broadway, New York, New York 10279 and the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material and any part thereof will also be available by mail from the Public Reference Section of the U.S. Securities and Exchange Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Also, certain reports and other information concerning NBG will be available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

        NBG will furnish The Bank of New York, as depositary, with annual reports which will include a description of its business and annual audited consolidated financial statements prepared in accordance with U.S. GAAP. The Bank of New York has agreed that, upon receipt of such reports, it will promptly mail such reports to all record holders of ADRs. NBG will also furnish to The Bank of New York summaries in English or an English version of all notices of shareholders' meetings and other reports and communications that are made generally available to shareholders of NBG. The Bank of New York has agreed that it will, to the extent permitted by law, arrange for the mailing of such documents to record holders of ADRs.

        NBG, as a foreign private issuer, is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders and NBG officers, directors and principal shareholders will be exempt from the "short-swing profits" reporting and liability provisions contained in Section 16 of the Exchange Act and the rules promulgated thereunder.

I. Subsidiary Information

        Not applicable.

J. Relationship with the Hellenic Republic

Shareholding

        The Hellenic Republic does not own any portion of the issued share capital of the Bank; certain pension funds (most of whose boards of directors are appointed by the Hellenic Republic) own approximately 22.6% of the issued shares.

        The remaining shares are held by institutional and retail investors in Greece and institutional investors internationally. See Item 3.D, "Risk Factors—State entities have a substantial holding."

Hellenic Republic as Shareholder

        Not applicable

Hellenic Republic as Customer

        The Hellenic Republic, including state-related entities, is the largest customer of the Bank in terms of loans and deposits. At December 31, 2004, approximately 4.8% of the Bank's outstanding gross loans were to the Hellenic Republic and state-related entities, and approximately 4.7% of the Bank's deposits were from the Hellenic Republic and state-related entities. The commercial relationship between the Bank, the Hellenic Republic and other state-owned enterprises is conducted on a normal "arm's length" basis. The Group's senior management believes that the commercially-oriented strategy currently being implemented will continue for the foreseeable future.

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

Repricing risk

        The floating rate portfolio of securities is matched primarily against the Bank's deposit base. The portfolio of floating Greek government bonds reprices annually and is funded by the Bank's retail deposit base with an average duration of one month. The difference of the volatility in short-term euro interest rates between one month and one year has been minimal.

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

Liquidity risk

        The Bank operates a network of 599 branches and sub-branches, and its domestic customer deposit base accounts for 23.2% of the Greek deposit and repo market (as at December 31, 2004). This provides us with sufficient euro and foreign currency liquidity to fund our operations and treasury positions. Strategically, we maintain a high proportion of liquid assets to enable us to service customer loans expeditiously as well as to take advantage of market opportunities.

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

        The Bank files standard foreign exchange position reports on a regular basis which enables the central bank to monitor its foreign exchange risk. VAR limits are set according to the guidelines of the Group's Risk Management Council and monitored by the Internal Audit Division.

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

Sensitivity analysis

        We made certain assumptions in calculating fair values for presentation in the U.S. GAAP Financial Statements. These assumptions are stated in Note 34 to the U.S. GAAP Financial Statements and include the notion that assets and liabilities that reprice or mature within a relatively short period of time have a fair value that approximates their carrying amount. However, for the purposes of the sensitivity analysis below, we included assets and liabilities that mature or reprice within a relatively short period of time and calculated the effect on the fair value of all positions. The effect that financial instruments, which reprice frequently or have short periods to maturity, had on the revised fair values was immaterial.

Interest rate sensitivity analysis

        We have performed a sensitivity analysis that estimated the impact that a change in interest rates would have on the fair value of financial instruments held as at December 31, 2004. The analysis below was performed based on the following assumptions:

Balance sheet items (except Derivative financial instruments)

  •
  All balance sheet items have been revalued assuming both a 0.5% and a 1% for 2003 and a 0.5% and a 1% for 2004 (i.e., 50 and 100 basis points) increase in interest rates and both a 0.5% and a 1% for 2003 and a 0.5% and a 1% for 2004 (i.e., 50 and 100 basis points) decrease in interest rates across the maturity ladder (i.e. "parallel shift of the yield curve"). For 2003, in the negative shifts (i.e. -100, -50 basis points), the JPY and CHF rates were not changed because the biggest part of each corresponding curve was less than 100 basis points. For 2004, in the negative shifts (i.e. -100, -50 basis points), the JPY rates were not changed because the biggest part of each corresponding curve was less than 100 basis points. For the same reason the CHF rates were not changed in the -50 basis points negative shift.

  •
  The interest rate basis used for short-term instruments maturing or repricing within one year varied depending upon the currency in which the instrument is denominated. For example, for instruments denominated in euro, EURIBOR was used; for instruments denominated in currencies that are not fixed to the euro, the London Interbank Offered Rate, commonly referred to as "LIBOR" was used.

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

Derivative financial instruments

  •
  All derivative financial instruments have been revalued assuming both a 0.5% and a 1% for 2003 and a 0.5% and a 1% for 2004 (i.e., 50 and 100 basis points) increase and both a 0.5% and a 1% for 2003 and a 0.5% and a 1% for 2004 (i.e. 50 and 100 basis points) decrease in interest rates across the maturity ladder, (i.e., "parallel shift of the yield curve."). For 2003, in the negative shifts (i.e., -100, -50 basis points), the JPY and CHF rates were not changed because the biggest part of each corresponding curve was less than 100 basis points. For 2004, in the negative shifts (i.e. -100, -50 basis points), the JPY rates were not changed because the biggest part of each corresponding curve was less than 100 basis points. For the same reason the CHF rates were not changed in the -50 basis points negative shift.

  •
  The interest rate basis used for short-term instruments maturing or repricing within one year varied depending upon the currency in which the instrument is denominated. For example, for derivative instruments denominated in euro, EURIBOR was used; for derivative instruments denominated in currencies that are not fixed to the euro, LIBOR was used.

  •
  The swap yield curves were used as the basis for valuing derivative instruments except from bond futures which were valued based on the bond yield curves. The yield curves were adjusted parallel to the changes in interest rates.

  •
  All other variables, such as foreign currency exchange rates, were held constant.

	December 31, 2004
			Market Value Change		Market Value Change
	Carrying Amount
		Fair value	+100bps	-100bps	+50bps	-50bps
	(EUR in thousands)
Assets
Deposits with central bank	390,768	390,768	(368)	368	(184)	184
Federal funds sold and securities purchased under agreements to resell	3,784,470	3,784,470	(3,566)	3,566	(1,783)	1,791
Interest bearing deposits with banks	4,859,268	4,859,268	(3,596)	3,596	(1,798)	1,892
Money market investments	150,023	150,023	(852)	847	(426)	424
Debt and equity trading assets	10,555,535	10,555,535	(307,409)	332,103	(156,478)	162,730
Derivative assets	186,061	186,061	168,479	(181,557)	85,951	(88,764)
Available-for-sale securities at fair value	3,548,381	3,548,381	(105,628)	79,883	(35,407)	27,541
Loans	26,060,193	26,752,583	(87,793)	96,788	(33,655)	39,836

Total interest rate sensitive assets	49,534,699	50,227,089	(340,733)	335,594	(143,780)	145,634

Liabilities
Deposits	40,242,676	40,244,514	90,908	(91,160)	27,787	(27,478)
Central bank borrowings	1,411	1,411	1	(1)	—	—
Federal funds purchased and securities sold under agreements to repurchase	6,664,782	6,664,782	20,696	(22,831)	9,466	(9,392)
Other borrowed funds	196,623	196,623	4,880	(4,929)	1,265	(1,222)
Derivative liabilities	287,402	287,402	200,934	(202,713)	102,669	(97,848)
Long term debt	1,648,247	1,641,750	15,389	(14,828)	7,768	(7,440)

Total interest rate sensitive liabilities	49,041,141	49,036,482	332,808	(336,462)	148,955	(143,380)

Total interest rate balance sheet sensitivity			(7,925)	(868)	5,175	2,254

	December 31, 2004
			Market Value Change		Market Value Change
	Notional Value
		Fair value	+100bps	-100bps	+50bps	-50bps
	(EUR in thousands)
Derivatives
Interest rate swaps	11,129,683	(86,928)	30,166	(44,555)	16,257	(18,860)
Cross currency interest rate swaps	463,682	(20,417)	16,512	982	8,485	476
Foreign exchange swaps	3,230,646	18	(4)	(47)	(2)	(37)
Financial futures	8,081,455	6,644	319,322	(344,083)	162,617	(168,804)
Outright foreign exchange forwards	593,119	1,651	(45)	3,002	(23)	474
Options	638,648	(2,272)	3,462	431	1,286	139
Forward rate agreements	110,124	(37)	—	—	—	—

Total interest rate derivatives sensitivity			369,413	(384,270)	188,620	(186,612)

	December 31, 2003
			Market Value Change		Market Value Change
	Carrying Amount
		Fair value	+100bps	-100bps	+50bps	-50bps
	(EUR in thousands)
Assets
Deposits with central bank	530,424	530,424	(176)	176	(88)	88
Federal funds sold and securities purchased under agreements to resell	3,458,270	3,458,270	(11,400)	11,400	(5,670)	5,670
Interest bearing deposits with banks	5,068,936	5,068,202	(4,058)	4,055	(2,028)	2,028
Money market investments	92,955	92,955	(245)	245	(123)	123
Debt and equity trading assets	13,788,871	13,788,871	(440,758)	461,140	(223,748)	226,967
Derivative assets	157,766	157,766	19,266	(18,675)	9,806	(9,321)
Available-for-sale securities at fair value	5,514,615	5,514,615	(57,730)	48,738	(29,295)	24,072
Loans	21,885,547	23,206,807	(130,065)	128,697	(65,033)	64,349

Total interest rate sensitive assets	50,497,384	51,817,910	(625,166)	635,776	(316,179)	313,976

Liabilities
Deposits	42,042,945	42,044,255	62,374	(61,280)	31,048	(30,774)
Central bank borrowings	6,804	6,804	3	(3)	2	(2)
Federal funds purchased and securities sold under agreements to repurchase	6,078,897	6,078,897	21,205	(20,810)	10,552	(10,453)
Other borrowed funds	190,785	190,785	1,781	(1,766)	889	(885)
Derivative liabilities	286,854	286,854	353,980	(370,498)	180,047	(185,202)
Long term debt	1,171,467	1,199,621	2,589	(2,589)	1,294	(1,294)

Total interest rate sensitive liabilities	49,777,752	49,807,216	441,932	(456,946)	223,832	(228,610)

Total interest rate balance sheet sensitivity			(183,234)	178,830	(92,347)	85,366

	December 31, 2003
			Market Value Change		Market Value Change
	Notional Value
		Fair value	+100bps	-100bps	+50bps	-50bps
	(EUR in thousands)
Derivatives
Interest rate swaps	8,844,366	(96,851)	80,382	(98,153)	41,040	(51,191)
Cross currency interest rate swaps	530,816	(25,363)	17,642	797	9,067	395
Foreign exchange swaps	2,585,402	7,921	(5)	(31)	(3)	(16)
Financial futures	5,803,721	(17,328)	276,063	(294,738)	140,273	(144,939)
Outright foreign exchange forwards	548,977	856	11	730	6	362
Options	1,140,957	1,805	(848)	2,222	(532)	867
Forward rate agreements	320,380	(128)	1	(1)	—	—

Total interest rate derivatives sensitivity			373,246	(389,174)	189,851	(194,522)

        The absolute market value change of our debt and equity trading assets in a 100 bps parallel shift of the yield curve has decreased from €440.8 million (upward shift) and €461.1 million (downward shift) in 2003 to €307.4 million (upward shift) and €332.1 million (downward shift) in 2004 reflecting decreased volumes of trading assets as well as lower levels of interest rate risk.

        The absolute market value change of our available-for-sale securities in a 100 bps parallel shift of the yield curve has increased from €57.7 million (upward shift) and €48.7 million (downward shift) in 2003 to €105.6 million (upward shift) and €79.9 million (downward shift) in 2004, respectively. This was due to the larger percentage of longer term bonds in the available for sale portfolio.

        The market value change of our loan portfolio in a 100 bps parallel shift of the yield curve has decreased from €130.1 million (upward shift) and €128.7 million (downward shift) in 2003 to €87.8 million (upward shift) and €96.8 million (downward shift) in 2004, reflecting the increase of our loan portfolio as well as the increase of fixed rate loans (mainly mortgage loans) as a percentage of total loans.

        On the liabilities side, the market value change of our deposits in a 100 bps parallel shift of the yield curve increased from €62.4 million (upward shift) and €61.3 million (downward shift) in 2003 to €90.9 million (upward shift) and €91.2 million (downward shift) in 2004, reflecting mainly the increase in the volume of our deposits.

        The absolute market value change of our derivatives portfolio in a 100 bps parallel shift of the yield curve has remained almost the same: €373.2 million (upward shift) and €389.2 million (downward shift) in 2003 against €369.4 million (upward shift) and €384.3 million (downward shift) in 2004. This is mainly due to the offsetting effect of the increase in bond futures sensitivity, in an upward shift, and the decrease in Interest Rate Swaps/Cross Currency Swaps sensitivity. The former was due to a larger percentage of longer term (10 year) futures and the latter was due to rebalancing of the swap portfolio.

Foreign currency exchange sensitivity analysis

        We deal in several currencies hence, a sensitivity analysis has been performed to show the effects that a simultaneous change of all currencies against the euro would have on our financial position.

        The foreign currency exchange sensitivity analysis below was performed based on the following assumptions:

Balance sheet items

  •
  For the fiscal year ended December 31, 2003 and 2004 all balance sheet items have been revalued assuming a 10% increase and a 10% decrease in the value of all currencies other than the euro and those currencies that are denominations of the euro against the euro.

  •
  All other variables, such as interest rates, were held constant.

	December 31, 2004
			Market Value Change
	Carrying amount
		Fair value	+10%	-10%
	(EUR in thousands)
Assets
Cash and due from banks	703,408	703,408	29,216	(23,904)
Deposits with central bank	390,768	390,768	11,880	(9,720)
Federal funds sold and securities purchased under agreements to resell	3,784,470	3,784,470	2,144	(1,754)
Interest bearing deposits with banks	4,859,268	4,859,268	173,872	(142,259)
Money market investments	150,023	150,023	7,823	(6,401)
Debt and equity trading assets	10,555,535	10,555,535	55,346	(45,283)
Derivative assets	186,061	186,061	52,254	(46,938)
Available-for-sale, at fair value	3,548,381	3,548,381	170,030	(139,115)
Net loans	26,060,193	26,752,583	470,916	(385,295)
Customers' liability on acceptances	711	711	78	(64)

Total foreign exchange sensitive assets	50,238,818	50,931,208	973,559	(800,733)

Liabilities
Deposits	40,242,676	40,244,514	(1,012,316)	828,259
Central bank borrowings	1,411	1,411	(157)	128
Federal funds purchased and securities sold under agreements to repurchase	6,664,782	6,664,782	(64,962)	53,151
Other borrowed funds	196,623	196,623	(20,213)	16,538
Derivative liabilities	287,402	287,402	132,865	(115,827)
Acceptances outstanding	711	711	(78)	64
Long-term debt	1,648,247	1,641,750	(16,044)	13,127

Total foreign exchange sensitive liabilities	49,041,852	49,037,193	(980,905)	795,440

Total foreign exchange balance sheet sensitivity
	December 31, 2004
			Market Value Change
	Notional Value
		Fair value	+10%	-10%
	(EUR in thousands)
Derivatives
Interest rate swaps	11,129,683	(86,928)	(2,038)	1,853
Cross currency interest rate swaps	463,682	(20,417)	(27,818)	25,289
Foreign exchange swaps	3,230,646	18	216,474	(196,794)
Financial futures	8,081,455	6,644	1,112	(1,011)
Outright foreign exchange forwards	593,119	1,651	(4,026)	3,660
Options	638,648	(2,272)	1,416	4,239
Forward rate agreements	110,124	(37)	—	—

Total foreign exchange derivatives sensitivity			185,120	(162,764)

	December 31, 2003
			Market Value Change
	Carrying amount
		Fair value	+10%	-10%
	(EUR in thousands)
Assets
Cash and due from banks	789,920	789,920	33,987	(27,808)
Deposits with central bank	530,424	530,424	12,025	(9,838)
Federal funds sold and securities purchased under agreements to resell	3,458,270	3,458,270	153	(125)
Interest bearing deposits with banks	5,068,936	5,068,202	235,910	(193,017)
Money market investments	92,955	92,955	5,685	(4,651)
Debt and equity trading assets	13,788,871	13,788,871	100,210	(81,990)
Derivative assets	157,766	157,766	(27,938)	24,976
Available-for-sale, at fair value	5,514,615	5,514,615	188,899	(154,554)
Net loans	21,885,547	23,206,807	508,530	(416,070)
Customers' liability on acceptances	295	295	30	(25)

Total foreign exchange sensitive assets	51,287,599	52,608,125	1,057,491	(863,102)

Liabilities
Deposits	42,042,945	42,044,255	(1,035,226)	847,003
Central bank borrowings	6,804	6,804	—	—
Federal funds purchased and securities sold under agreements to repurchase	6,078,897	6,078,897	(75,900)	62,100
Other borrowed funds	190,785	190,785	(19,271)	15,767
Derivative liabilities	286,854	286,854	55,769	(46,217)
Acceptances outstanding	295	295	(30)	25
Long-term debt	1,171,467	1,199,621	(1,341)	1,097

Total foreign exchange sensitive liabilities	49,778,047	49,807,511	(1,075,999)	879,775

Total foreign exchange balance sheet sensitivity	1,509,552	2,800,614	(18,508)	16,673

	December 31, 2003
			Market Value Change
	Notional Value
		Fair value	+10%	-10%
	(EUR in thousands)
Derivatives
Interest rate swaps	8,844,366	(96,851)	(4,702)	4,273
Cross currency interest rate swaps	530,816	(25,363)	(27,983)	25,439
Foreign exchange swaps	2,585,402	7,921	57,563	(52,330)
Financial futures	5,803,721	(17,328)	4,878	(4,435)
Outright foreign exchange forwards	548,977	856	(2,128)	1,935
Options	1,140,957	1,805	210	3,870
Forward rate agreements	320,380	(128)	(7)	6

Total foreign exchange derivatives sensitivity			27,831	(21,242)

ITEM 12    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        A.    On April 26, 2001, the Bank's shareholders voted at a Repeat General Meeting of Shareholders to approve resolutions to express the nominal value of the Bank's shares and the Bank's share capital in euro as well as drachma, to repurchase from DEKA and cancel 6,461,096 shares of the Bank and to increase the nominal value of the Bank's shares from GRD 1,450 or €4.26 to GRD 1,533.75 or €4.50. These resolutions received the requisite ratification of the Greek Ministry of Development on May 23, 2001. On the same day, the Bank's Board of Directors certified the increase of the share capital and the Bank's Articles of Association were amended. The Bank's share began trading with its new nominal value on the ASE on May 28, 2001.

        On May 9, 2002, the Bank's shareholders voted at a Repeat General Meeting of Shareholders to approve resolutions to express the nominal value of the Bank's shares and the Bank's share capital in euro only.

        On November 20, 2002, the Bank's share capital was increased by €17,057,403 resulting from the contribution of €8,086,472.32 in connection with the merger by absorption of ETEBA, the Bank's investment banking subsidiary in Greece, and from the capitalization of €8,970,930.68 of the share premium reserve of the Bank so that the nominal value of the Bank's shares following the ETEBA merger would remain €4.50.

        On May 9, 2003, the annual shareholders' meeting approved the increase in the Bank's share capital by €104,341,945.50 through capitalization of reserves, and the issuance of 23,187,099 new bonus shares to be distributed to the Bank's shareholders in proportion of one new share for every ten shares held as of the record date, May 30, 2003. Following the issuance of the bonus shares, the Bank's share capital is €1,147,761,382.50, represented by 255,058,085 fully-paid shares, nominal value €4.50 per share.

        On May 18, 2004, the Bank's shareholders at the Annual General Meeting approved the increase in the Bank's share capital by €344,328,417 through capitalization of reserves and the issuance of 76,517,426 new bonus shares to be distributed to the Bank's shareholders in a proportion of three new share for every ten shares held as of the record date, June 10, 2004. Following the issuance of the bonus shares, on June 18, 2004, the Bank's share capital is €1,492,089,799.50, represented by 331,575,511 fully-paid shares, with nominal value €4.50 per share.

        B.    Not applicable.

        C.    Not applicable.

        D.    Not applicable.

        E.    Not applicable.

ITEM 15    CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

        As of December 31, 2004, we performed an evaluation, under the supervision and with the participation of our management, including our Chairman and Chief Executive Officer, Deputy CEO, and Chief Financial Officer and Chief Operations Officer of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer, Deputy CEO, and Chief Financial

Officer and Chief Operations Officer have concluded that our disclosure controls and procedures are effective in ensuring that material financial and non-financial information required to be disclosed in this annual report is recorded, processed, summarized and reported in a timely manner. Since the date of the evaluation, there have been no significant changes in our internal controls or in other factors that could significantly affect the controls. Therefore, no corrective actions were taken.

        Furthermore, we are in the process of complying with the requirements of Section 404 of the Sarbanes-Oxley Act and expect to meet the December 31, 2006 deadline. In order to ensure all requirements of Section 404 are fully met, we have hired an external consultant to advise our management on the necessary procedures.

Changes in Internal Control over Financial Reporting

        During the year ended December 31, 2004, there have been no changes in our internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A    AUDIT COMMITTEE FINANCIAL EXPERT

        On May 18, 2004, the Bank's Board of Directors appointed Mr. Stephanos Pantzopoulos, a non-executive member of the Board, as the Audit Committee Financial Expert. Mr. Pantzopoulos holds a degree in economics, was in public accounting service in Greece and abroad for more than 35 years and has served as Chairman and Managing Partner of the Greek practice of Arthur Andersen from 1977 to 1998. During that period of time, Mr. Pantzopoulos was actively involved in the supervision of the audit (in accordance with U.S. GAAP) of the accounts of a large number of subsidiary companies, affiliated companies and branches in Greece of U.S.-based companies. In addition, Mr. Pantzopoulos has served as member of the Supervisory Board of the Greek Certified Public Accountants' Association from 1992 to 2000 and is currently the Deputy-Chairman of the Association's Committee for International Relations, representing Greece in the European Union's Committee on Auditing Affairs. Mr. Pantzopoulos has also served as member of the Board of Directors of the Hellenic-American Chamber of Commerce for a number of years.

ITEM 16B    CODE OF ETHICS

        The Bank's Board of Directors approved a Code of Ethics for Senior and Financial Professionals on February 12, 2004, which covers all Group companies. The Code of Ethics covers the activities of the Executive Members of the Board of each Group entity, the CEO and CFO of each Group company as well as all persons responsible for the preparation of financial statements and those dealing with investor relations. The Code of Ethics, among other matters, includes provisions for compliance with applicable rules and regulations, demonstrating personal integrity, engaging in honest and ethical conduct, and ensuring that public communications by the Bank are complete, accurate, timely and understandable. A copy of the Code of Ethics for Financial Professionals has been posted on the Bank's web-site at the following address: http://www.nbg.gr.

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Deloitte Hadjipavlou Sofianos & Cambanis S.A. has served as our independent public accountants for each of the past three years ended December 31, 2002, 2003 and 2004. The following table presents the aggregate fees for professional audit services and other services rendered by the Group's principal accounting firm Deloitte Hadjipavlou Sofianos & Cambanis S.A., the other member firms of Deloitte

Hadjipavlou Sofianos & Cambanis S.A., and their respective affiliates (collectively, "Deloitte") in 2004 and 2003.

	Year ended December 31,
Fees by category
	2003	2004
	(amounts in EUR thousands)
Audit fees	2,171.2	2,588.2
Audit-related fees	18.5	166.3
Tax fees	92.2	186.4
All other fees	3.3	—

Total	2,285.2	2,940.9

Audit Fees

        Fees billed for audit services for the year ended December 31, 2003 consisted primarily of the audit of the Group's consolidated U.S. GAAP financial statements, the audit of statutory and subsidiary financial statements, comfort letters, and SEC consents.

        Fees billed for audit services for the year ended December 31, 2004 consisted primarily of the audit of the Group's consolidated U.S. GAAP financial statements, the audit of statutory and subsidiary financial statements, IFRS transition balance sheet, comfort letters, and SEC consents.

Audit-Related Fees

        Fees billed for audit-related services for the year ended December 31, 2003 consisted primarily of employee benefit plan audits, other audit and attest services, and financial accounting and reporting consultations.

        Fees billed for audit-related services for the year ended December 31, 2004 consisted primarily of employee benefit plan audits, other audit and attest services, and system and application control reviews.

Tax Fees

        Fees billed for tax services for the years ended December 31, 2003 and 2004 consisted primarily of tax compliance, advisory, and planning services and preparation of tax returns.

All other Fees

        Fees billed for other services for the year ended December 31, 2003 consisted primarily of a presentation on corporate governance. No such fees were billed for the year ended December 31, 2004.

        The Audit Committee has implemented a policy to approve, on a case-by-case basis, as of May 6, 2003, all audit-related services, tax services, and other services in accordance with the rules and regulations concerning auditor independence promulgated by the SEC to implement the Sarbanes-Oxley Act of 2002. The Audit Committee does not provide general pre-approval of certain types of services provided by its auditors but continues to pre-approve specific services. For 2004, the Audit Committee has approved the audit of the Group's consolidated U.S. GAAP financial statements. All remaining "Audit fees", "Audit related fees" and "Tax fees" for 2004 were specifically approved by the Audit Committee.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        On May 18, 2004, the Ordinary General Meeting of Shareholders approved the Bank's share buy-back program, on the basis of article 16, paragraph 5 et seq. of Codified Law 2190/1920, which permitted the Bank to purchase up to 5% of paid-up capital, during the period June 15, 2004 to April 30, 2005, at a price per share ranging from a minimum of €4.50 to a maximum of €26.92.

        At the general meeting of shareholders held on 17 May 2005, the program was renewed, effective from June 1, 2005, and expiring May 31, 2006 at a price per share ranging from a minimum of €4.50 to a maximum of €37.00.

        Pursuant to the buy-back program, in the course of 2004, the Bank purchased shares as follows:

Period	Total number of shares	Average price paid per share	Total number of shares purchased as part of publicly announced program	Maximum Number of shares that may yet be purchased under the program
22/7 - 30/7/2004	103,500	18.06	103,500	16,475,276
2/8/ - 31/8/2004	257,380	17.23	257,380	16,217,896
7/9/ - 30/9/2004	474,120	19.15	474,120	15,743,776
4/10/ - 25/10/2004	148,400	20.67	148,400	15,595,376
8/11/ - 23/11/2004	99,150	23.24	99,150	15,496,226
1/12/ - 29/12/2004	374,760	23.38	374,760	15,121,466

Total	1,457,310		1,457,310

        All purchases were made in market transactions effected on the ATHEX. No purchases were made other than in accordance with our buy-back program.

PART III

ITEM 17    FINANCIAL STATEMENTS

        Please see Item 18.

ITEM 18    FINANCIAL STATEMENTS

National Bank of Greece S.A. and Subsidiaries

Consolidated Financial Statements as of December 31, 2003 and 2004
and for the Years Ended December 31, 2002, 2003 and 2004 and
Report of Independent Registered Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTANTS

         To the Shareholders of the
National Bank of Greece S.A. and subsidiaries
Athens, Greece

        We have audited the accompanying consolidated balance sheets of National Bank of Greece S.A. and subsidiaries (the "Group") as of December 31, 2003 and 2004 and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Bank of Greece S.A. and subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

        Our audits also comprehended the translation of the EUR amounts into U.S. dollar amounts and, in our opinion; such translation has been made in conformity with the basis stated in Note 2. Such US dollar amounts are presented solely for the convenience of the readers in the United States.

Deloitte Hadjipavlou Sofianos & Cambanis S.A.

Athens, Greece
June 30, 2005

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2003	2004	2004
		(EUR in thousands)	(EUR in thousands)	(USD in thousands) (Note 2)
ASSETS
Cash and due from banks	5	789,920	703,408	851,584
Deposits with central bank	6	530,424	390,768	473,085
Federal funds sold and securities purchased under agreements to resell	7	3,458,270	3,784,470	4,581,683
Interest bearing deposits with banks	8	5,068,936	4,859,268	5,882,891
Money market investments	9	92,955	150,023	181,626
Trading assets (includes EUR 5,232,722 thousand and EUR 1,340,309 thousand in 2003 and 2004 respectively, pledged as collateral)	10	13,788,871	10,555,535	12,779,098
Derivative assets	11	157,766	186,061	225,255
Securities:
Available-for-sale, at fair value	12	5,514,615	3,548,381	4,295,861
Equity method investments	13	200,690	200,972	243,308
Loans	14	22,933,040	27,175,405	32,900,006
Less: Allowance for loan losses		(1,047,493)	(1,115,212)	(1,350,136)

Net loans		21,885,547	26,060,193	31,549,870

Goodwill	15	289,077	301,580	365,109
Software and other intangibles	15	65,937	63,424	76,785
Premises and equipment, net	16	668,076	788,277	954,331
Customers' liability on acceptances		295	711	861
Accrued interest receivable		649,812	587,284	710,997
Other assets	17	2,166,708	2,472,425	2,993,249

TOTAL ASSETS		55,327,899	54,652,780	66,165,593

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest bearing deposits	19	38,380,189	36,283,443	43,926,686
Non-interest bearing deposits	19	3,662,756	3,959,233	4,793,260

Total deposits		42,042,945	40,242,676	48,719,946
Central bank borrowings	20	6,804	1,411	1,708
Federal funds purchased and securities sold under agreements to repurchase	21	6,078,897	6,664,782	8,068,743
Derivative liabilities	11	286,854	287,402	347,944
Other borrowed funds	22	190,785	196,623	238,042
Acceptances outstanding		295	711	861
Accounts payable, accrued expenses and other liabilities	23	2,673,558	2,339,255	2,832,028
Insurance reserves	24	1,240,426	1,513,175	1,831,931
Long-term debt	25	1,171,467	1,648,247	1,995,458

Total liabilities		53,692,031	52,894,282	64,036,661

Minority interests		245,413	181,940	220,266
SHAREHOLDERS' EQUITY:
Common stock, par value EUR 4.5 in 2003 and EUR 4.5 in 2004 (shares authorised, issued and outstanding: 255,058,085 and 331,575,511 at 2003 and 2004 respectively)		1,147,761	1,492,090	1,806,404
Additional paid-in capital	31	379,450	19,975	24,183
Accumulated surplus		214,942	259,429	314,079
Accumulated other comprehensive (loss) / income	37	(2,908)	15,192	18,392
Treasury stock, at cost (10,693,858 and 9,401,899 shares at 2003 and 2004 respectively)		(348,790)	(210,128)	(254,392)

Total shareholders' equity		1,390,455	1,576,558	1,908,666

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		55,327,899	54,652,780	66,165,593

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

		Year ended December 31,
	Note	2002	2003	2004	2004
		(EUR in thousands)	(EUR in thousands)	(EUR in thousands)	(USD in thousands) (Note 2)
Interest Income:
Loans		1,154,660	1,190,337	1,396,285	1,690,418
Securities available-for-sale		167,315	143,893	130,270	157,712
Trading assets		756,576	542,099	403,506	488,506
Federal funds sold and securities purchased under agreements to resell		70,668	122,901	116,454	140,985
Interest-bearing deposits with banks		240,158	111,048	137,497	166,461
Other		27,321	20,055	25,072	30,354

Total interest income		2,416,698	2,130,333	2,209,084	2,674,436
Interest Expense:
Deposits		923,640	592,891	472,153	571,614
Federal funds purchased and securities sold under agreements to repurchase	21	211,724	186,152	173,592	210,160
Other borrowed funds	22	5,654	5,031	7,043	8,527
Long-term debt	25	22,481	33,752	44,706	54,123
Other		11,524	5,728	5,430	6,573

Total interest expense:		1,175,023	823,554	702,924	850,997

Net interest income before provision for loan losses		1,241,675	1,306,779	1,506,160	1,823,439
Provision for loan losses	14	(143,391)	(140,543)	(199,841)	(241,939)

Net interest income after provision for loan losses		1,098,284	1,166,236	1,306,319	1,581,500
Non-Interest Income:
Credit card fees		57,400	64,572	75,231	91,079
Service charges on deposit accounts		36,198	48,789	44,463	53,829
Other fees and commissions		286,627	337,406	347,730	420,981
Net trading (loss) / profit		(227,443)	111,872	10,344	12,523
Net realized gains / (losses) on sales of available-for-sale securities	12	7,085	(96,057)	16,512	19,990
Equity in earnings of investees	13	5,787	21,748	3,822	4,627
Other	27	799,618	815,140	815,461	987,241

Total non-interest income		965,272	1,303,470	1,313,563	1,590,270

Non-interest Expense:
Salaries		563,152	558,153	602,282	729,155
Employee benefits		324,562	278,749	257,268	311,462
Voluntary early retirement scheme		—	—	135,376	163,894
Occupancy expenses		44,757	54,715	58,749	71,125
Equipment expenses		22,153	22,047	19,361	23,439
Depreciation of premises and equipment		80,261	75,612	77,952	94,373
Amortization of intangible assets		42,017	30,731	35,131	42,531
Impairment of equity method investments		—	77,378	—	—
Impairment of goodwill		—	134,235	—	—
Other than temporary impairment of available-for-sale securities		35,537	—	7,980	9,661
Deposit insurance premium		10,613	13,481	14,858	17,988
Other	28	959,130	978,264	1,199,923	1,452,691

Total non-interest expense		2,082,182	2,223,365	2,408,880	2,916,319

Income before income tax expense, minority interests, extraordinary items			(18,626)		246,341		211,002		255,451
Income tax (expense)	29		(15,037)		(105,976)		(14,361)		(17,386)
Minority interests, net of tax			64,431		(12,869)		13,629		16,500

Income before extraordinary item			30,768		127,496		210,270		254,565
Extraordinary item (less applicable income tax of EUR 61,115 thousand in 2002 and minority interests of EUR 17,395 thousand in 2002)			96,105		—		—		—

NET INCOME			126,873		127,496		210,270		254,565
Other comprehensive income, net of tax:
Foreign currency translation adjustments	37		(23,691)		(23,572)		(9,202)		(11,140)
Net unrealized holding (losses) / gains on available-for-sale securities:
Net unrealized holding gains / (losses) during the period (net of tax expense / (benefit) of: EUR (23,878) thousand in 2002, EUR 22,424 thousand in 2003 and EUR 15,784 thousand in 2004)			(52,455)		47,753		51,488		62,334
Less: reclassification adjustment for net (gains) / losses included in net income (net of tax expense / (benefit) of: EUR (2,575) thousand in 2002, EUR 33,738 thousand in 2003 and EUR (5,741) thousand in 2004)			(4,510)		62,319		(10,771)		(13,040)
Reclassification adjustment for impairment of available-for-sale securities (net of tax of EUR 12,438 thousand in 2002 and EUR 2,599 thousand in 2004)			23,099		—		5,381		6,514
Additional minimum pension liability (net of tax (benefit) of EUR (2,200) thousand in 2004)			—		—		(18,796)		(22,755)

Subtotal	37		(33,866)		110,072		27,302		33,053

COMPREHENSIVE INCOME			69,316		213,996		228,370		276,478

EARNINGS PER SHARE
Basic and diluted
Income before extraordinary item and effect of accounting change	32	EUR	0.10	EUR	0.40	EUR	0.66	USD	0.80
Extraordinary item	32	EUR	0.31		—		—		—

		EUR	0.41	EUR	0.40	EUR	0.66	USD	0.80
CASH DIVIDENDS DECLARED PER SHARE		EUR	1.10	EUR	0.45	EUR	0.65	USD	0.79

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Year ended December 31,
	2002	2003	2004	2004
	(EUR in thousands)	(EUR in thousands)	(EUR in thousands)	(USD in thousands)
				(Note 2)
Common Stock:
Balance at beginning of year (228,080,452, 231,870,986 and 255,058,085 shares at 2002, 2003 and 2004 respectively)	1,026,362	1,043,419	1,147,761	1,389,541
Issuance of shares to acquire 100% interest in ETEBA (3,790,534 shares in 2002)	8,086	—	—	—
Capitalization of additional paid-in capital	8,971	—	344,329	416,863
Capitalization of accumulated surplus/additional paid in capital (76,517,426 shares in 2004)	—	104,342	—	—

Balance at end of year (231,870,986, 255,058,085 and 331,575,511 shares at 2002, 2003 and 2004 respectively)	1,043,419	1,147,761	1,492,090	1,806,404

Additional Paid-in Capital:
Balance at beginning of year	368,555	408,058	379,450	459,383
Capitalization of additional paid-in capital	(8,971)	—	(344,329)	(416,863)
(Loss) on sales of treasury stock (net of tax)	(4,861)	(32,933)	(20,360)	(24,649)
Treasury stock dividends paid to subsidiaries	10,249	4,325	5,214	6,312
Issuance of shares to acquire 100% interest in ETEBA	43,086	—	—	—

Balance at end of year	408,058	379,450	19,975	24,183

Accumulated Surplus:
Balance at beginning of year	420,144	296,129	214,942	260,220
Net income	126,873	127,496	210,270	254,564
Dividends	(250,888)	(104,341)	(165,783)	(200,705)
Capitalization of accumulated surplus	—	(104,342)	—	—

Balance at end of year	296,129	214,942	259,429	314,079

Accumulated Other Comprehensive (Loss)/Gain-net of tax:
Balance at beginning of year	(31,851)	(89,408)	(2,908)	(3,521)
Net change in fair value of securities available-for-sale	(33,866)	110,072	46,098	55,809
Foreign currency translation adjustments	(23,691)	(23,572)	(9,202)	(11,141)
Additional minimum pension liability	—	—	(18,796)	(22,755)

Balance at end of year	(89,408)	(2,908)	15,192	18,392

Treasury Stock, at Cost:
Balance at beginning of year (11,320,277, 11,411,727 and 10,693,858 shares at 2002, 2003 and 2004 respectively)	(425,379)	(421,035)	(348,790)	(422,264)
Acquisition of treasury stock through the acquisition of ETEBA (96,982 shares)	(2,923)	—	—	—
Sale of treasury stock (303,080, 2,194,520 and 6,143,698 shares during 2002, 2003 and 2004 respectively)	11,653	77,960	183,137	221,716
Purchase of treasury stock (297,548, 1,476,651 and 4,851,739 shares during 2002, 2003 and 2004 respectively)	(4,386)	(5,715)	(44,475)	(53,844)
Balance at end of year (11,411,727, 10,693,858 and 9,401,899 shares at 2002, 2003 and 2004 respectively)	(421,035)	(348,790)	(210,128)	(254,392)

Total shareholders' equity	1,237,163	1,390,455	1,576,558	1,908,666

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2002	2003	2004	2004
	(EUR in thousands)	(EUR in thousands)	(EUR in thousands)	(USD in thousands)
				(Note 2)
Cash flows from Operating Activities:
Net Income	126,873	127,496	210,270	254,565
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for loan losses	143,391	140,543	199,840	241,937
Net gain / (loss) on sale of premises and equipment	4,648	(31,463)	(31,052)	(37,593)
Net realized (loss) / gain on sales of available-for-sale securities	(7,085)	96,057	(16,512)	(19,990)
Equity in earnings or losses of equity method investees	(5,787)	(21,748)	(3,822)	(4,627)
Depreciation	80,261	75,612	77,953	94,374
Amortization of intangibles	42,017	30,731	35,131	42,531
Impairment of goodwill	—	134,235	—	—
Impairment of equity method investments	—	77,378	—	—
Provision for deferred income taxes	(164,495)	(102,728)	(207,625)	(251,362)
Profit on the disposal of equity investments	—	—	(195)	(236)
Changes in assets and liabilities
Deposits with central bank	648,783	(301,849)	139,656	169,075
Trading assets and derivative instruments	296,664	1,242,258	3,212,213	3,888,878
Accrued interest receivable	23,051	155,906	62,528	75,700
Other assets	(380,392)	849,999	(213,954)	(259,024)
Accounts payable and accrued expenses	(1,283,115)	124,245	(307,930)	(372,798)
Insurance reserves	52,339	88,051	272,749	330,204

Cash flows provided by / (used in) operating activities	(422,847)	2,684,723	3,429,250	4,151,634
Cash Flows from Investing Activities
Activities in available-for-sale securities:
Purchases	(2,149,089)	(4,418,079)	(1,976,056)	(2,392,320)
Sales proceeds	1,138,963	1,883,506	1,862,163	2,254,435
Maturities, prepayments and calls	694,085	890,423	2,153,912	2,607,642
Acquisition of subsidiary companies	—	—	(50,581)	(61,236)
Purchases of premises and equipment	(117,005)	(166,916)	(219,471)	(265,703)
Proceeds from sales of real estate owned	26,107	85,396	52,370	63,402
Net proceeds from disposals, acquisitions and dividends received from equity investments	6,877	4,135	3,304	4,000
Acquisition of and increase of controlling interest in subsidiary companies	—	(31,718)	—	—
Net cash acquired with the subsidiary companies	—	4,448	—	—
Net cash provided by (used in):
Loan origination and principal collections	(431,933)	(2,307,116)	(4,370,867)	(5,291,607)
Federal funds sold and securities purchased under agreements to resell	(2,623,555)	1,286,673	(326,200)	(394,915)
Interest bearing deposits in banks	2,063,875	451,506	209,668	253,835
Deposits in money market accounts	54,536	32,493	(57,068)	(69,090)

Cash flows (used in) investing activities	(1,337,139)	(2,285,249)	(2,718,826)	(3,291,557)

Cash flows from Financing Activities:
Proceeds from issuance of long-term debt	761,298	350,000	482,149	583,715
Principal repayments and retirements of long-term debt	(210,245)	(11,697)	(10,301)	(12,471)
Treasury stock purchased	(4,386)	(5,715)	(43,594)	(52,777)
Proceeds from sales of treasury stock	4,175	47,701	161,896	196,000
Other, net	10,249	(33,993)	(740)	(896)
Dividends paid	(250,888)	(104,341)	(165,783)	(200,706)
Net cash provided by (used in):
Deposits	(1,029,432)	1,654,425	(1,800,269)	(2,179,502)
Central bank borrowings	(63,722)	—	(5,393)	(6,529)
Federal funds purchased and securities sold under agreements to repurchase	1,891,410	(2,199,995)	585,885	709,304
Other borrowings	122,166	(58,489)	5,838	7,068

Cash flows provided by / (used in) financing activities	1,230,625	(362,104)	(790,312)	(956,794)

Effect of exchange rate change on cash and cash equivalents	(2,433)	(11,962)	(6,624)	(8,019)
Net (decrease)/increase in cash and cash equivalents	(531,794)	25,408	(86,512)	(104,736)
Cash and cash equivalents at beginning of year	1,296,306	764,512	789,920	956,320

Cash and cash equivalent at end of year	764,512	789,920	703,408	851,584

Supplemental Disclosure of Cash Flow Information:
Cash paid for:
Income taxes	242,906	181,230	209,184	253,249
Interest	1,613,904	1,164,645	1,178,235	1,426,435
Supplemental schedule of non cash investing and financing activities
Issuance of common stock to effect the capitalization of statutory reserves	8,971	104,342	—	—
Issuance of common stock to effect the capitalization of additional paid-in capital	—	—	344,329	416,863
Transfer of securities from the trading to the available-for-sale portfolio	90,608	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:    ORGANIZATION

        The National Bank of Greece S.A. (the "Bank") was incorporated in the Hellenic Republic in 1841. The National Bank of Greece S.A. and subsidiaries (the "Group") is involved in diversified financial services activities including retail and commercial banking, global investment management, investment banking, insurance, investment activities and securities trading. The Group's non-financial service activities include hotels, warehouse management and real estate investments. The Group operates primarily in Greece, but also has operations in Europe, North America and Africa.

NOTE 2:    REPORTING CURRENCY AND TRANSLATION INTO US DOLLARS

        Financial statements for the Group as of December 31, 2004, are expressed in Euro (EUR). The translation of EUR amounts into US dollar amounts is presented solely for the convenience of the reader and should not be construed as representations that the amounts stated in EUR have been or could have been or could be now or at any time in the future converted into US dollars at this or any other rate of exchange. The exchange rate used for the purpose of this disclosure is the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs by the Federal Reserve Bank of New York on June 15, 2005 which was EUR 0.826 to US $1.00 (EUR 0.739 to US $1.00 on December 31, 2004).

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The following is a summary of the significant accounting policies followed by the Group in preparing these financial statements.

        Principles of Consolidation—The consolidated financial statements of the Group include the accounts of National Bank of Greece S.A. (the "Bank") and its direct and indirect subsidiaries (the "Group"). The Group's subsidiaries are entities in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control, for entities in which the equity holders have substantive voting interests. Effective December 31, 2003, the Group also consolidates variable interest entities (VIEs) where the Group is the primary beneficiary in accordance with the Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46 (FIN 46), as revised. The effects of intercompany transactions and balances have been eliminated.

        Basis of Presentation—The accounting records of the Group have been maintained in accordance with the provisions of the Greek Company Law, the Greek Banking Chart of Accounts, the Greek Books and Records Code and the Bank of Greece regulations (collectively, "Greek GAAP"), except for foreign subsidiaries which maintain their accounting records in accordance with the legislation and regulations of the country in which they operate. Necessary adjustments have been made, for financial reporting purposes, in order to conform with accounting principles generally accepted in the United States of America ("U.S. GAAP").

        Foreign Currency Translation—Assets, liabilities and operations of foreign branches and subsidiaries are recorded based on the functional currency of each entity. For the majority of the foreign operations, the functional currency is the local currency, in which case the assets, liabilities and equity are translated, for consolidation purposes, from the local currency to the reporting currency, the EUR, at current exchange rates. The resulting gains or losses are reported as a component of other comprehensive income/(loss) within shareholders' equity. Transactions executed in other than local currencies are first translated into the local reporting currency and any related currency exchange adjustments are included in income prior to any translation.

        Statement of Cash Flows—For purposes of the consolidated statements of cash flows, cash equivalents are defined as securities with maturities of 90 days or less on the date of acquisition and are presented under "cash and due from banks".

        Securities—Debt securities are classified based on management's intention on the date of purchase. Debt securities which management has the positive intent and ability to hold-to-maturity are classified as held-to-maturity and reported at amortized cost. Securities that are bought and held principally for the purpose of resale in the near term are classified as trading instruments and are stated at fair value with unrealized gains and losses included in net trading profit/(loss). All other debt securities are classified as available-for-sale and carried at fair value with net unrealized gains and losses included in accumulated other comprehensive income on net-of-tax basis.

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

        Trading Instruments—Financial instruments utilized in trading activities are stated at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair values are estimated based on dealer quotes, pricing models, discounted cash flow analysis or quoted prices for instruments with similar characteristics. Realized and unrealized gains and losses are recognized in net trading profit/(loss).

        Equity Method Investments—Equity investments in which the Group exercises significant influence but does not control, are initially recorded at cost and the carrying amount of the investments is adjusted to recognize the Group's share of the earnings or losses of investees after the date of acquisition. The amount of the adjustment, after elimination of any intercompany gains and losses and impairment of goodwill (if any), is included in the determination of the Group's net income. Dividends received by the Group from its equity method investments reduce the carrying amount of those investments.

        Loans—Loans are included at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans or unamortized premiums or discounts on purchased loans. Interest income is accrued on the unpaid principal balance. Discounts and premiums are amortized to income using the interest rate method. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment to yield of the related loans. There are no loans that have been originated and which are intended for sale in the secondary market.

        Non-accruing Loans—The accrual of interest on commercial loans is discontinued at the time the loan is 180 days delinquent unless the credit is well secured and in process of collection. Residential real estate loans are typically placed on non-accrual at the time the loan is 180 days delinquent. Credit card loans, other unsecured personal credit lines and certain consumer finance loans are typically placed on non-accrual basis no later than the date upon which they become 100 days delinquent. In all cases, loans must be placed on non-accrual or written-off at an earlier date, if collection of principal or interest is considered doubtful.

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

        Allowance for Loan Losses—The allowance for loan losses is management's estimate of probable incurred loan losses in the lending portfolios. Additions to the allowance for loan losses are made by charges to the provision for loan losses. Credit exposures deemed to be uncollectible are charged against the allowance for loan losses. Recoveries of previously charged off amounts are credited to the allowance for loan losses. The Group performs periodic and systematic detailed reviews of its lending portfolios to identify inherent risks and to assess the overall collectibility of those portfolios. The allowance on certain homogeneous loan portfolios, which generally consist of consumer and mortgage loans, is based on aggregated portfolio segment evaluations generally by loan type. Under Greek regulations, non performing loans cannot be written off until legal remedies for recovery, which can be a very lengthy process, have been exhausted. Historical loss amounts include both amounts actually written off and amounts that are expected to be written off, but for which not all legal remedies for recovery have been fully exhausted. Loss forecast models are utilized for these segments which consider a variety of factors including, but not limited to, historical loss experience, anticipated defaults or foreclosures based on portfolio trends, delinquencies and credit scores, and expected loss factors by loan type. The remaining loan portfolios are reviewed on an individual loan basis. Loans subject to individual reviews are analyzed and segregated by risk according to the Group's internal risk rating scale. These risk classifications, in conjunction with an analysis of historical loss experience, current economic conditions and performance trends within specific portfolio segments, and any other pertinent information (including individual valuations on non-performing loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" (SFAS 114)) result in the estimation of specific and coefficient method allowances for loan losses. If necessary, an allowance for loan losses is established for individual impaired loans. A loan is considered impaired when, based on current information and events, it is probable that the Group will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the agreement. Once a loan has been identified as individually impaired, management measures impairment in accordance with SFAS 114. Individually impaired loans are measured based on the present value of payments expected to be received, or for loans that are solely dependent on the collateral for repayment, the estimated fair value of the collateral. If the recorded investment in impaired loans exceeds the measure of estimated fair value, a specific allowance is established as a component of the allowance for loan losses.

        Due to the subjectivity involved in the determination of the unassigned portion of the allowance for loan losses, the relationship of the unassigned component to the total allowance for loan losses may fluctuate from period to period. Management evaluates the adequacy of the allowance for loan losses based on the combined total of the assigned and unassigned components.

        Foreclosed Assets—Foreclosed assets, which are included in other assets, include properties acquired through foreclosure in full or partial satisfaction of the related loan.

        Foreclosed assets initially are recorded at the lower of cost or fair value, net of estimated selling costs. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount of fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other expenses.

        Goodwill and Other Intangibles—Net assets of companies acquired in purchase transactions are recorded at fair value at the date of acquisition, as such, the historical cost basis of individual assets and liabilities are adjusted to reflect their fair value. Identified intangibles are amortized on an accelerated or straight-line basis over the period benefited. Goodwill is not amortized but is reviewed for potential impairment at least on an annual basis, or if events or circumstances indicate a potential impairment more frequently, at the reporting unit level. The impairment test is performed in two phases. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit's goodwill (as defined in SFAS 142) "Goodwill and Other Intangible Assets" with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value.

        Other intangible assets are evaluated for impairment if events and circumstances indicate a possible impairment. At December 31, 2003 and 2004 intangible assets included in the consolidated balance sheet consist primarily of software that is amortized using an estimated range of anticipated lives of 3 to 5 years.

        Special Purpose Financing Entities—The Group determines whether these entities should be consolidated by evaluating the degree to which it maintains control over the financing entity and will receive the risks and rewards of the assets in the financing entity. In making this determination, the Group considers whether the entity is a QSPE, which is generally not required to be consolidated by the seller or investors in the entity. For non-QSPE structures or VIEs, the Group assesses whether it is the primary beneficiary or the entity. In accordance with FIN 46R, the primary beneficiary is the party that consolidates a VIE based on the assessment that it will absorb a majority of the expected losses or expected residual returns of the equity, or both. For additional information on other special purpose financing entities, see note 25 of the Consolidated Financial Statements.

        Income Taxes—There are two components of income tax expense: current and deferred. Current income tax expense approximates cash to be paid or refunded for taxes for the applicable period.

        Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method based on enacted income taxes. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws applicable in the respective jurisdiction.

        Recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences, such as tax operating loss carry forward and tax credits, will be realized. A valuation allowance is recorded for the amount of the deferred tax events for which it is more likely than not that realization will not occur.

        Premises and Equipment—Tangible fixed assets including buildings are stated at cost less accumulated depreciation, except for land, which is stated at cost. Depreciation is provided on a straight-line or accelerated depreciation basis over the estimated useful lives of individual assets and classes of assets. Maintenance, repairs and minor alterations are expensed as incurred.

        Long-lived assets that are held or that are to be disposed of are evaluated periodically for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is evaluated by determining if the difference between the expected undiscounted future cash flows of a long-lived asset, is lower than its carrying value. In event of impairment, the Group recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset as measured using a discounted cash flow analysis. The impairment loss is reflected in non-interest expense.

        Insurance Operations—Insurance operations include both life and general (property and casualty) insurance underwriting operations. Income and expenses from insurance operations are included in other non-interest income and expenses.

        Premium revenues from life insurance policies (long-duration contracts) are recognized as revenue as and when they become due from policyholders. Variable costs incurred in the acquisition of such policies are capitalized and expensed proportionately with the recognition of premium revenues. Premium income from property and casualty policies (short-duration contracts), is recognized over the life of the policy. Income and costs on policies, which relate to subsequent periods are deferred and recognized in the period to which they relate. Claims relating to property and casualty policies, are recognized as and when these become known based on the information available.

        Insurance reserves for expected costs relating to life insurance policies are accrued over the current and expected renewal periods of the contracts. The present value of estimated future policy benefits payable, less the present value of estimated future net premiums to be collected is estimated using approved actuarial methods that use assumptions about future investment yields, mortality, expenses, options and guarantees, morbidity and termination rates at the time of inception of insurance contracts. Original assumptions are adjusted to reflect actual experience, and any premium deficiency estimated is charged off to income for the period. Revised assumptions reflect estimates of future monetary inflation, medical inflation, the swap rate of bonds as at the end of each reporting period and recent experience concerning risk factors mentioned above. An appropriate discount factor is used.

        Insurance reserves for property and casualty insurance include, apart from an unearned premium reserve, a provision for outstanding claims and a provision for claims incurred but not reported (IBNR). Loss estimates, rely on observations of loss experience for similar historic events that relate to cumulative gross paid claim amount, settled claim amount, incurred claim amount and claim number developments. Such observations are periodically revised and any premium deficiency is charged off to income for the period. Projections are based on historical development patters. The development ratios are adjusted in a small number of cases to remove the effect of claim developments, which appear to be of an exceptional nature. Projections of reinsurance recoveries are also undertaken. Allowance is made for claim adjustment expenses and an appropriate discount factor is used.

        Derivatives and Hedging Activities—All derivatives are recognized on the consolidated balance sheet at fair value and recorded as derivative assets or liabilities. For exchange-traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealer quotes, pricing models, discounted cash flow analysis or quoted prices for instruments with similar characteristics. The Group designates a derivative as held for trading or hedging purposes when it enters into a derivative contract. Derivatives designated as held for trading activities are included in derivative assets or liabilities with changes in fair value reflected in net trading profit/(loss).

        The Group uses its derivatives designated for hedging activities as fair value hedges. The Group primarily manages interest rate and foreign currency exchange rate sensitivity through the use of derivatives. Fair value hedges are used to limit the Group's exposure to changes in the fair value of its interest-bearing assets or liabilities that are due to interest rate volatility or foreign exchange volatility. Changes in the fair value of derivatives designated for fair value hedging activities that are highly effective as hedges along with the change in the fair value of the hedged item attributable to the hedged risk are reflected in net trading profit/(loss). Hedge ineffectiveness and gains and losses on the excluded component of a derivative in assessing hedge effectiveness are recorded in earnings.

        The Group occasionally purchases or issues financial instruments containing embedded derivatives. The embedded derivative is separated from the host contract and carried at fair value if the economic characteristics of the derivative are not clearly and closely related to the economic characteristics of the host contract.

        The Group formally documents at inception all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedge transactions as required by SFAS 133 "Accounting for derivative instruments and Hedging Activities". Additionally, the Group assesses at the hedge's inception and quarterly thereafter whether the derivative used in its hedging transaction is expected to be or has been highly effective in offsetting changes in the fair value of the hedged items. The Group discontinues hedge accounting when it is determined that a derivative is not expected to be or has ceased to be highly effective as a hedge, and then reflects changes in fair value in earnings.

        Dividend policy—The Bank, on the basis of its statutory financial statements (Greek GAAP) pays dividends out of:

  •
  distributable profits for the year (i.e. profits net of: a) tax, b) losses carried forward, and c) prior years tax audit differences); and

  •
  retained earnings, special reserves or ordinary reserves to the extent that they exceed the amount required to be maintained by law.

        Each year the Bank is required to pay a minimum dividend out of the net profits for the year, if any, equal to the greater of:

  •
  6% of the Bank's share capital; or

  •
  35% of the net profits for the year.

        Any distribution of the remainder of the distributable profits must be approved by a "General Meeting of the Shareholders" with the ordinary quorum and majority voting requirements. No distribution can be effected if, on the closing date of the last financial year, the total shareholders' equity is, or will become after that distribution, lower than the sum amount of the share capital and the reserves, the distribution of which is prohibited by Greek law or the Bank's Articles of Association.

        In the event that the obligatory dividend payments equal 35% of the net profits for the year, the Bank's shareholders have two options. According to Greek Emergency Law 148/1967, as amended by

Greek Law 2753/1999, a majority representing at least 65% of the paid-up share capital may vote to pay the lower dividend of 6% of the Bank's share capital. The remaining undistributed dividend must then be transferred to a special reserve which must, within four years, following the General Meeting, be distributed in the form of a stock dividend. Furthermore, a majority representing 70% of the Bank's paid up capital may vote to waive this stock dividend.

        Normally, dividends are declared and paid in the year subsequent to the reporting period. For US GAAP reporting purposes, dividends are accounted for once declared.

        Resale and Repurchase Agreements—The Group enters into purchases of securities under agreements to resell ("resale agreements") and sales of securities under agreements to repurchase ("repurchase agreements") of substantially identical securities. Resale agreements and repurchase agreements are generally accounted for as secured lending and secured borrowing transactions, respectively.

        The amounts advanced under resale agreements and the amounts borrowed under repurchase agreements are carried on the balance sheet at the amount advanced or borrowed plus accrued interest. The market value of these securities is monitored and the level of collateral is accordingly adjusted.

        Treasury Stock—The Group parent company's common stock, owned by Group entities, is considered as treasury stock and is recorded at cost. Gains and losses on disposal of treasury stock are recorded in equity.

        Earnings per Share—Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts were exercised and has been computed after giving consideration to the weighted average dilutive effect of these common stock equivalents.

        For the purpose of the earnings per share calculations, shares owned by entities within the Group are not included in the calculations of the denominators.

        Use of Estimates—The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by management are discussed in the notes as applicable.

        Recently Issued Accounting Pronouncements—On December 16, 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No 123 (revised 2004) "Share-based Payments" (SFAS 123R) which eliminates the ability to account for share-based compensation transactions using Accounting Principle Board (APB) Opinion 25 "Accounting for Stock Issued to Employees" (APB 25) and generally requires such transactions be accounted for using a fair value-based method with the resulting compensation cost recognized over the period that the employee is required to provide service in order to receive their compensation. The Group has no stock based compensation and as such the new rules will only affect future stock based compensation schemes. See note 39 "Post Balance Sheet Events".

        On March 18, 2004, the Emerging Issues Task Force (EITF) issued 03-1 "The meaning of other-Than-Temporary and its Application to Certain Investments" (EITF 03-01). EITF 03-01 provides recognition and measurement guidance regarding when impairments of equity and debt securities are considered other-than-temporary thereby requiring a charge to earnings, and also requires additional annual disclosures for investments in unrealized loss positions. The additional annual disclosures requirements were previously issued by the EITF in November 2003 and were effective for the Group for the year ended December 31, 2003. In September 2004, the FASB issued FASB Staff Position (FSP) EITF 03-01-01, which delays the recognition and measurement provisions of EITF 03-1 pending the issuance of further implementation guidance. Management will evaluate the impact of adopting the application of the guidance for evaluating an other-than-temporary impairment upon issuance of the guidance. The Bank through its Asset Liability Committee (ALCO) monitors all securities within the AFS portfolio, on a regular basis, for other than temporary impairment.

        On May 15, 2003, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS150) and was effective May 31, 2003 for all new and modified financial instruments and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that those instruments be classified as liabilities (or assets in some circumstances). The adoption of this rule did not have a material impact on the Group's results of operations or financial condition.

        On April 30, 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS 149) which is effective for hedging relationships entered into or modified after June 30, 2003. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. The adoption of this rule did not have a material impact on the Group's results of operations or financial condition.

        In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" (FIN 46). FIN 46 provides a new framework for identifying VIEs and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements. FIN 46 was effective immediately for VIEs created after January 31, 2003. As of October 9, 2003, the FASB deferred compliance under FIN 46 from July 1, 2003 to the first period ending after December 15, 2003 for VIEs created prior to February 1, 2003. In December 2003, the FASB issued FASB Interpretation No. 46 (Revised December 2003) "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" (FIN 46R). FIN 46R is an update of FIN 46 and contains different implementation dates based on the types of entities subject to the standard and based on whether a company has adopted FIN 46. The impacts related to the adoption of FIN 46R are described in Note 25.

        FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees," (FIN 45) was issued in November 2002. FIN 45 requires that a liability be recognized at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee

        Guarantees, as defined in FIN 45, include contracts that contingently require the Group to make payments to a guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of the guaranteed party, performance guarantees, indemnification agreements or indirect guarantees of indebtedness of others. The accounting provisions of FIN 45 were effective for certain guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on the Group's results of operations or financial condition.

NOTE 4:    MERGERS, ACQUISITIONS AND DISPOSAL

        (a)   On May 8, 2002, Atlantic Bank of New York ("ABNY"), a wholly owned subsidiary of the Bank, acquired Yonkers Financial Corporation ("Yonkers") in a cash transaction. Upon completion of the acquisition, the operations of Yonkers merged into Atlantic Bank of New York. The acquisition was treated as a purchase in accordance with the provisions of SFAS 141 "Business Combinations". The cost of acquiring Yonkers was USD 67,300 thousand (EUR 64,175 thousand) and goodwill relating to the acquisition amounted to USD 32,680 thousand (EUR 31,162 thousand).

        (b)   On December 20, 2002 the Bank acquired 25.3% of the common stock of National Investment Bank for Industrial Development S.A. ("ETEBA"), a Group company, thus increasing its holding to 100%. The acquisition, which was effected through the issuance of common stock, was accounted for under the purchase method in accordance with the provisions of SFAS 141 "Business Combinations". The cost of acquiring 25.3% of the common stock of ETEBA was EUR 50,955 thousand and goodwill relating to the acquisition of 25.3% of the common stock amounted to EUR 35,827 thousand. Upon completion of the acquisition, the operations of ETEBA merged into the Bank.

        (c)   On July 08, 2003 the Bank sold its 100% owned subsidiary ERMIONI S.A. for cash consideration of EUR 3,059 thousand and realized a gain of EUR 1,731 thousand from the disposal.

        (d)   On October 15, 2003 the Bank acquired 81.65% of the common stock of "Banca Romaneasca S.A.". The acquisition, which was effected through the payment of cash consideration of USD 41,903 thousand (EUR 35,910 thousand), was accounted for under the purchase method in accordance with SFAS 141 "Business Combinations". Goodwill resulting to the acquisition amounted to USD 21,649 thousand (EUR 18,553 thousand).

        (e)   On December 1, 2003 ABNY acquired Allied Irish Bank, plc retail branch ("AIB") in a cash transaction. The acquisition expanded the Bank's retail branch presence and its small-to middle- market business franchise in the Manhattan, New York region. The acquisition was treated as an assumption of net liabilities in accordance with the provisions of SFAS No. 147, Acquisitions of Certain Financial Institutions, an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9. The purchase price of USD 14,269 thousand (EUR 11,872 thousand) has been allocated to the assets acquired based on independent appraisals of estimated fair values.

        On March 4, 2004 the Bank acquired an additional 9.20% of the common stock of "Banca Romaneasca S.A." thus increasing its holding to 90.9%. The acquisition was effected through the payment of cash consideration of EUR 2,956 thousand and goodwill resulting from the acquisition was EUR 1,317 thousand.

        On July 7, 2004 the Bank acquired 10% of the common stock of UBB to increase its holdings to 99.91%. The acquisition, was effected through the payment of cash consideration of EUR 27,906 thousand and goodwill resulting from the acquisition was EUR 13,124 thousand.

        On September 30, 2004 the Bank acquired 10% of the common stock of National Investment Company to increase its holding to 46.42%. The acquisition was effected through the payment of cash consideration of EUR 19,719 thousand and negative goodwill resulting from the acquisition was EUR 2,015 thousand and has been recorded in the income statement.

NOTE 5:    CASH AND DUE FROM BANKS

        Cash and due from banks at December 31, comprised:

	2003	2004
	(EUR in thousands)
Current accounts with banks	82,119	158,420
Cash and similar items	603,083	440,128
Current account with central bank	98,030	90,901
Deposits accounts	1,028	10,272
Other	5,660	3,687

	789,920	703,408

        The Bank is required to maintain a current account with the Bank of Greece, which is the central bank of Greece ("central bank"), to facilitate interbank transactions with the central bank, its member banks, and other financial institutions through the Trans-European Automated Real-Time Gross Settlement Express Transfer system (TARGET).

NOTE 6:    DEPOSITS WITH CENTRAL BANK

        The central bank is the primary regulator of depository institutions in Greece. The central bank requires all banks established in Greece to maintain deposits with the central bank equal to 2% of total customer deposits as these are defined by the European Central Bank ("ECB"). As of January 1, 2001 these deposits bear interest at the refinancing rate as set by the ECB (2% at December 31, 2004).

NOTE 7:    FEDERAL FUNDS SOLD AND SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

        Federal funds sold and securities purchased under agreements to resell at December 31, comprised:

	2003	2004
	(EUR in thousands)
Federal funds sold	—	11,012
Securities purchased under agreements to resell	3,458,270	3,773,458

	3,458,270	3,784,470

        The Group enters into purchases of securities under agreements to resell substantially identical securities. These agreements are classified as lending arrangements. Agreements with third parties specify the Group's rights to request collateral, based on its monitoring of the fair value of the underlying securities on a daily basis.

NOTE 8:    INTEREST BEARING DEPOSITS WITH BANKS

        Interest bearing deposits with banks at December 31, comprised:

	2003	2004
	(EUR in thousands)
Placements in EUR	2,961,177	3,335,572
Placements in other currencies	2,107,759	1,523,696

	5,068,936	4,859,268

Maturity analysis:
Up to 3 months	4,771,366	4,667,204
From 3 months to 1 year	296,052	190,556
Over 1 year	1,518	1,508

	5,068,936	4,859,268

NOTE 9:    MONEY MARKET INVESTMENTS

        Money market investments at December 31, comprised:

	2003	2004
	(EUR in thousands)
Greek treasury bills	31,352	79,615
Foreign treasury bills	61,403	68,285
Other	200	2,123

Total	92,955	150,023

NOTE 10:    TRADING ASSETS

        Fair value of debt and equity assets held for trading purposes at December 31, comprised:

	2003	2004
	(EUR in thousands)
Greek government bonds	12,189,657	9,151,169
Certificates of deposit, banker's acceptances and commercial paper	134,061	235,948
Debt securities issued by other governments and public entities	171,125	197,941
Debt securities issued by foreign financial institutions	378,992	146,039
Debt securities issued by Greek financial institutions incorporated in Greece	122,842	128,660
Corporate debt securities issued by companies incorporated in Greece	339,683	336,208
Corporate debt securities issued by foreign companies	281,936	112,655
Equity securities issued by companies incorporated in Greece	161,687	170,881
Equity securities issued by foreign companies	3,881	12,609
Mutual fund units	5,007	63,425

Total	13,788,871	10,555,535

        Net unrealized (losses)/gains on trading instruments (debt, equity and derivatives) of EUR (445,771), EUR (127,587) thousand and EUR (126,610) thousand were included in earnings during 2002, 2003 and 2004, respectively.

NOTE 11:    DERIVATIVES

        The Group designates a derivative as held for trading or hedging purposes when it enters into a derivative contract. The designation may change based upon management's reassessment and changing circumstances. Derivatives utilized by the Group include interest rate, cross currency interest rate and foreign exchange swaps, financial futures, outright foreign exchange forwards and option contracts.

        Interest-rate swap transactions generally involve the exchange of fixed and floating-rate interest payment obligations over a prescribed period of time without the exchange of the underlying principle amounts. Cross currency interest rate swaps generally involve the exchange of both interest and principal amounts in two different currencies over a prescribed period of time. Foreign exchange swaps involve the exchange through simultaneous spot and forward foreign exchange transactions of principle amounts in two different currencies. Financial future contracts are contracts in which the buyer agrees to purchase and the seller agrees to make delivery of a specific financial instrument at a predetermined price or yield. Outright foreign exchange forward contracts are agreements to exchange at a specified future date, currencies of different countries at a specified rate. An option contract is an agreement that conveys to the purchaser the right, but not the obligation, to buy or sell a quantity of a financial instrument, index, or currency at a predetermined rate or price during a period or at a time in the future. Option agreements can be transacted on organized exchanges or directly between parties.

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

        The following tables present the contract or notional amounts and the credit risk or fair value amounts at December 31, 2003 and 2004 of the Group's derivative asset and liability positions held for trading and hedging purposes. These derivative positions are primarily executed in the over-the-counter market. The credit risk amounts presented in the first table do not consider the value of any collateral held.

	December 31, 2003		December 31, 2004
Derivative Assets(1)	Contract/ Notional Amount	Credit Risk	Contract/ Notional Amount	Credit Risk
	(EUR in thousands)		(EUR in thousands)
Cross currency interest rate swaps	232,350	40,860	140,851	48,222
Financial futures	389,696	871	2,789,945	9,669
Foreign exchange swaps	1,135,573	69,779	1,695,992	42,590
Forward rate agreements	160,190	162	55,062	32
Interest rate swaps	3,901,524	35,203	4,949,737	74,400
Options	490,956	4,172	515,467	3,598
Outright foreign exchange forwards.	281,697	6,719	357,503	7,550

Total	6,591,986	157,766	10,504,557	186,061

	December 31, 2003		December 31, 2004
Derivative Liabilities(1)	Contract/ Notional Amount	Fair Value	Contract/ Notional Amount	Fair Value
	(EUR in thousands)		(EUR in thousands)
Cross currency interest rate swaps	298,466	66,223	322,831	68,639
Financial futures	5,414,025	18,199	5,291,510	3,025
Foreign exchange swaps	1,449,829	61,858	1,534,654	42,572
Forward rate agreements	160,190	290	55,062	69
Interest rate swaps	4,942,842	132,054	6,179,946	161,328
Options	650,001	2,367	123,181	5,870
Outright foreign exchange forwards.	267,280	5,863	235,616	5,899

Total	13,182,633	286,854	13,742,800	287,402

(1)
Includes both long and short derivative positions.

        The average fair value of derivative assets for 2003 and 2004 was EUR 133,197 thousand and EUR 79,013 thousand, respectively. The average fair value of derivative liabilities for 2003 and 2004 was EUR 251,246 thousand and EUR 187,429 thousand, respectively.

ASSET LIABILITY MANAGEMENT (ALM) ACTIVITIES

        Interest rate and foreign exchange contracts are utilised in the Group's ALM process. The Group maintains an overall interest rate risk management strategy that incorporates the use of interest rate contracts to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. As a result of interest rate fluctuations, hedged fixed-rate assets and liabilities appreciate or depreciate in market value. Gains or losses on the derivative instruments that are linked to the hedged fixed-rate assets and liabilities are expected to substantially offset this appreciation or depreciation. The Group uses foreign currency contracts to manage the foreign exchange risk associated with certain foreign denominated assets and liabilities.

FAIR VALUE HEDGES

        The Group uses various types of interest rate and foreign currency exchange rate derivative contracts to protect against changes in the fair value of its fixed rate assets and liabilities due to fluctuations in interest rates and exchange rates. In 2003 and 2004 the amount recognized by the Group in the consolidated statement of income, which represented the ineffective portion in assessing hedge effectiveness, was not significant.

        Included in derivative assets and liabilities are the following derivatives that were accounted for as fair value hedges:

	December 31, 2003		December 31, 2004
Fair value hedges (derivative liabilities)	Contract/ Notional Amount	Fair Value	Contract/ Notional Amount	Fair Value
	(EUR in thousands)		(EUR in thousands)
Cross currency interest rate swaps	60,714	10,142	68,777	5,278
Interest rate swaps	52,581	4,050	—	—

Total	113,295	14,192	68,777	5,278

NOTE 12:    AVAILABLE-FOR-SALE SECURITIES

        The amortized cost of available-for-sale securities and their approximate fair values at December 31, comprised:

	2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	(EUR in thousands)
Available-for-sale securities
Greek government bonds	895,128	30,578	(4,699)	921,007
Mortgage-backed securities	68,090	1,772	(64)	69,798
Collateralized mortgage obligations	989,298	1,451	(10,917)	979,832
Debt securities issued by other governments and public entities	2,242,755	30,299	(5,510)	2,267,544
Corporate debt securities issued by companies incorporated in Greece	285,207	2,662	(47)	287,822
Corporate debt securities issued by companies incorporated outside Greece.	279,576	2,742	(1,780)	280,538
Equity securities issued by companies incorporated in Greece	124,928	5,741	(5,524)	125,145
Equity securities issued by companies incorporated outside Greece	4,222	158	(439)	3,941
Mutual Fund units	516,280	4,226	(5,925)	514,581
Other	65,403	78	(1,074)	64,407

Total available-for-sale securities	5,470,887	79,707	(35,979)	5,514,615

	2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	(EUR in thousands)
Available-for-sale securities
Greek government bonds	1,024,161	67,970	(571)	1,091,560
Mortgage-backed securities	22,005	366	—	22,371
Collateralized mortgage obligations	724,587	457	(8,751)	716,293
Debt securities issued by other governments and public entities	397,627	16,941	(884)	413,684
Corporate debt securities issued by companies incorporated in Greece	292,515	2,699	(1,460)	293,754
Corporate debt securities issued by companies incorporated outside Greece.	456,542	4,989	(3,420)	458,111
Equity securities issued by companies incorporated in Greece	153,401	12,959	(564)	165,796
Equity securities issued by companies incorporated outside Greece	18,897	280	(78)	19,099
Mutual Fund units	338,062	10,140	(594)	347,608
Other	20,105	—	—	20,105

Total available-for-sale securities	3,447,902	116,801	(16,322)	3,548,381

	December 31, 2002	December 31, 2003	December 31, 2004
	(EUR in thousands)
Gross realized gains on sales of available for sale portfolio	18,412	46,356	24,688
Gross realized losses on sales of available for sale portfolio	(11,327)	(142,413)	(8,176)

Net realized gains/(losses) on sales of available for sale securities	7,085	(96,057)	16,512

        The Group uses the average cost method in determining the cost of securities sold.

        The following table presents the current fair value and the associated unrealized losses of available-for-sale securities. The table also discloses whether these securities have had unrealised losses for less than 12 months, or for 12 months or longer.

	Less than 12 months		Over 12 months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(EUR in thousands)
Available-for-sale securities
Greek government bonds	224,852	(571)	—	—	224,852	(571)
Mortgage-backed securities	4,067	—	—	—	4,067	—
Collateralized mortgage obligations	405,839	(4,536)	184,553	(4,215)	590,392	(8,751)
Debt securities issued by other governments and public entities	122,867	(875)	9	(9)	122,876	(884)
Corporate debt securities issued by companies incorporated in Greece	62,150	(1,460)	—	—	62,150	(1,460)
Corporate debt securities issued by companies incorporated outside Greece	219,102	(2,682)	22,103	(738)	241,205	(3,420)
Equity securities issued by companies incorporated in Greece	4,381	(564)	—	—	4,381	(564)
Equity securities issued by companies incorporated outside Greece	292	(78)	—	—	292	(78)
Mutual Fund units	84,685	(594)	—	—	84,685	(594)

Total available-for-sale securities	1,128,235	(11,360)	206,665	(4,962)	1,334,900	(16,322)

        The unrealized losses associated with debt securities are not considered to be other than temporary because their unrealized losses are related to changes in interest rates and do not affect the expected cash flows of the underlying collateral or issuer.

        Mortgage-backed securities and collateralized mortgage obligations have estimated average lives of approximately 5.43 years and 2.66 years, as of December 31, 2003 and 2004, respectively.

        The scheduled maturities of available-for-sale securities at December 31, 2004 were as follows:

	Available-for-Sale Securities
	Amortized Cost	Fair Value
	(EUR in thousands)
Due in one year or less	256,732	260,289
Due from one to five years	889,397	907,635
Due from five to ten years	712,126	735,285
Due after ten years	1,078,082	1,111,532

Total debt securities	2,936,337	3,014,741
Other non debt securities	511,565	533,640

Total	3,447,902	3,548,381

NOTE 13:    EQUITY METHOD INVESTMENTS

        The Group has investments that are accounted for using the equity method of accounting. The most significant of these investments is AGET Heracles Cement Co. S.A.; a 26.00% owned, publicly traded (on the Athens Stock Exchange) Greek company and a leading producer of cement and related products. At December 31, 2004 the quoted market value of the Group's investment in AGET Heracles Cement Co. S.A. was EUR 167,807 thousand.

        The summarized financial information below represents an aggregation of the Group's non- subsidiary investees.

	December 31,
	2002			2003
	AGET Heracles	Other	Total	AGET Heracles	Other	Total
	(EUR in thousands)			(EUR in thousands)
Recorded value	217,176	51,964	269,140	147,399	53,291	200,690
Revenue	484,061	578,966	1,063,027	534,746	549,288	1,084,034
Gross profit	136,625	59,132	195,757	153,003	61,880	214,883
Net earnings	49,168	(22,876)	26,292	70,762	(390)	70,372
Group's equity in net earnings	13,310	(7,523)	5,787	19,951	1,797	21,748
Dividends	2,881	1,630	4,511	5,773	1,569	7,342
% Holding as at December 31,	27.07%			26.25%
Balance Sheet data
Current assets	208,152	411,084	619,236	254,953	423,425	678,378
Non-current assets	252,035	243,766	495,801	248,319	253,451	501,770
Current liabilities	128,769	383,039	511,808	128,410	411,928	540,338
Non-current liabilities	86,427	80,761	167,188	77,629	81,129	158,758
Net assets	244,991	191,050	436,041	297,233	183,818	481,051
Group's equity in net assets	66,319	53,888	120,207	78,018	51,662	129,680

	December 31,
	2004
	AGET Heracles	Other	Total
	(EUR in thousands)
Recorded value	155,093	45,879	200,972
Revenue	524,871	520,295	1,045,166
Gross profit	144,799	32,368	177,167
Net earnings	63,408	(54,440)	8,968
Group's equity in net earnings	16,580	(12,758)	3,822
Dividends	7,463	2,728	10,191
% Holding as at December 31,	26.00%
Balance Sheet data
Current assets	267,476	360,376	627,852
Non-current assets	241,059	190,548	431,607
Current liabilities	109,187	343,120	452,307
Non-current liabilities	68,034	98,576	166,610
Net assets	331,314	109,227	440,541
Group's equity in net assets	86,138	32,202	118,340

        Other equity investments include Phosphate Fertilizers Industry S.A (24.23%), Larco Metallurgical S.A. (36.43%), Siemens Industrial S.A. (30.00%) and Planet S.A. (31.72%).

        The difference between the cost of acquisition of the investments and the Group's equity in the investees underlying net assets represents purchased goodwill. Equity method investment goodwill is not amortized but all equity investments are reviewed for impairment.

        The Bank in 2003 recorded an impairment charge of EUR 77,378 thousand to reflect the other than temporary decline in the value of its investment in AGET Heracles Cement Co. S.A. No impairment charges were made in 2004.

NOTE 14:    LOANS AND ALLOWANCE FOR LOAN LOSSES

        Loans granted by the Group according to type of loan, which represents the Group's concentration of credit risk, at December 31, 2003 comprised:

	2003
	Greek residents	Foreign	Total
	(EUR in thousands)
Consumer:
Residential mortgages	6,793,804	263,964	7,057,768
Credit card	1,220,799	20,546	1,241,345
Auto financing	306,195	16,735	322,930
Other	1,306,133	267,159	1,573,292

Total consumer	9,626,931	568,404	10,195,335

Commercial:
Industry and mining	2,098,065	890,675	2,988,740
Small scale industry	715,106	88,118	803,224
Trade	2,468,250	618,837	3,087,087
Construction	364,903	267,510	632,413
Tourism	306,722	101,591	408,313
Shipping and transportation	806,961	226,543	1,033,504
Mortgage	133,596	631,668	765,264
Public	1,478,400	45,694	1,524,094
Other	1,048,274	452,381	1,500,655

Total commercial	9,420,277	3,323,017	12,743,294

Total loans	19,047,208	3,891,421	22,938,629
Unearned income	—	(5,589)	(5,589)

Loans, net of unearned income	19,047,208	3,885,832	22,933,040
Less: Allowance for loan losses	(816,676)	(230,817)	(1,047,493)

Total Net Loans	18,230,532	3,655,015	21,885,547

        Loans made by the Group according to type of loan, which represents the Group's concentration of credit risks, at December 31, 2004 comprised:

	2004
	Greek residents	Foreign	Total
	(EUR in thousands)
Consumer:
Residential mortgages	8,600,893	361,601	8,962,494
Credit card	1,416,847	39,285	1,456,132
Auto financing	354,170	17,543	371,713
Other	1,841,913	402,290	2,244,203

Total consumer	12,213,823	820,719	13,034,542

Commercial:
Industry and mining	2,876,421	1,350,708	4,227,129
Small scale industry	809,999	151,313	961,312
Trade	2,922,831	734,183	3,657,014
Construction	440,347	355,785	796,132
Tourism	266,041	118,033	384,074
Shipping and transportation	863,455	328,713	1,192,168
Mortgage	282,219	136,732	418,951
Public	1,069,869	15,572	1,085,441
Other	1,231,666	201,260	1,432,926

Total commercial	10,762,848	3,392,299	14,155,147

Total loans	22,976,671	4,213,018	27,189,689
Unearned income	—	(14,284)	(14,284)

Loans, net of unearned income	22,976,671	4,198,734	27,175,405
Less: Allowance for loan losses	(898,221)	(216,991)	(1,115,212)

Total Net Loans	22,078,450	3,981,743	26,060,193

        Included in the above tables are loans with terms, which have been modified by agreement between the Group and its debtors. Referred to as troubled debt restructuring, these loans totaled EUR 170,792 thousand and numbered 5,970 in 2003 and EUR 85,405 thousand and numbered 1,114 in 2004. Interest on such loans is recognized on the accrual basis and totaled EUR 10,242 thousand and EUR 9,440 thousand in 2003 and 2004, respectively.

        An analysis of the change in the allowance for loan losses for the years ended December 31, follows:

	2002	2003	2004
	(EUR in thousands)
Balance at January 1	1,014,927	1,011,145	1,047,493
Allowance (upon acquisition) attributable to companies acquired during the year	2,474	3,766	—
Provision for loan losses	143,391	140,543	199,841
Write-offs	(111,884)	(101,670)	(130,431)
Recoveries	2,480	9,011	1,929

Net Write-offs	(109,404)	(92,659)	(128,502)
Translation differences	(40,243)	(15,302)	(3,620)

Allowance at December 31,	1,011,145	1,047,493	1,115,212

        Non-performing loans by sector, which the Group considers to be impaired at December 31, comprised:

	2003
	Greek residents	Foreign	Total
	(EUR in thousands)
Consumer:
Residential mortgages	324,273	2,555	326,828
Credit card	130,927	5,669	136,596
Auto financing	5,256	8	5,264
Other	54,635	43,930	98,565

Total consumer	515,091	52,162	567,253

Commercial:
Industry and mining	152,129	95,832	247,961
Small scale industry	94,533	3,077	97,610
Trade	89,958	64,680	154,638
Construction	20,346	5,325	25,671
Tourism	101,004	7,370	108,374
Shipping and transportation	27,827	39,840	67,667
Mortgage	25,233	2,186	27,419
Public	2,302	17	2,319
Other	45,209	21,124	66,333

Total commercial	558,541	239,451	797,992

Total loans	1,073,632	291,613	1,365,245
Less: Allowance for loan losses	(768,347)	(206,066)	(974,413)

	305,285	85,547	390,832

Average balance			1,305,791

Interest recognized			22,619

        Non-performing loans by sector, which the Group considers to be impaired at December 31, comprised:

	2004
	Greek residents	Foreign	Total
	(EUR in thousands)
Consumer:
Residential mortgages	359,496	3,378	362,874
Credit card	145,605	9,127	154,732
Auto financing	7,620	3,975	11,595
Other	80,580	46,461	127,041

Total consumer	593,301	62,941	656,242

Commercial:
Industry and mining	137,262	88,337	225,599
Small scale industry	90,158	2,245	92,403
Trade	131,848	84,030	215,878
Construction	20,140	23,165	43,305
Tourism	46,777	8,036	54,813
Shipping and transportation	20,458	36,332	56,790
Mortgage	—	675	675
Public	2,168	5	2,173
Other	40,542	12,386	52,928

Total commercial	489,353	255,211	744,564

Total loans	1,082,654	318,152	1,400,806
Less: Allowance for loan losses	(723,273)	(202,612)	(925,885)

	359,381	115,540	474,921

Average balance			1,315,999

Interest recognized			14,512

        The average recorded investment in impaired loans for 2002, 2003 and 2004 was approximately EUR 1,801,952 thousand, EUR 1,305,791 thousand and EUR 1,315,999 thousand, respectively.

NOTE 15:    GOODWILL, SOFTWARE AND OTHER INTANGIBLES

        The following presents the allocation of goodwill by segment for December 31:

	2003	2004
	(EUR in thousands)
Banking—Foreign	137,525	150,028
Global Investment & Private Banking	7,956	7,956
Insurance	54,353	54,353
Other—Greek	89,243	89,243

Total	289,077	301,580

        The increases from December 31, 2003 were primarily due to the additional acquisition of UBB and Banca Romaneasca which added approximately EUR 13,124 and EUR 1,317 thousand, respectively, of goodwill. The remaining variation in goodwill was due to foreign exchange fluctuations.

        In 2003, an impairment loss of EUR 134,235 thousand was recognized by the Group, of which EUR 120,605 thousand related to the investment banking segment and EUR 13,630 thousand related to the foreign banking segment. In 2004, no goodwill impairment loss was recognized as a result of the annual impairment review.

        The gross carrying amount and accumulated amortization related to software and other intangibles at December 31, are presented below

	2003		2004
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Software	180,161	131,414	199,201	159,802
Other Intangibles	20,880	3,690	34,458	10,433

Total	201,041	135,104	233,659	170,235

        Amortization expense on software and other intangibles was EUR 42,017 thousand, EUR 30,731 thousand and EUR 35,131 thousand in 2002, 2003 and 2004 respectively. The Group estimates that aggregate amortization expense will be approximately EUR 25,052 thousand, EUR 18,515 thousand, EUR 11,742 thousand, EUR 3,125 thousand and EUR 2,066 thousand for 2005, 2006, 2007, 2008 and 2009 respectively.

NOTE 16:    PREMISES AND EQUIPMENT AND LEASE COMMITMENTS

        Premises and equipment at December 31, comprised:

	2003	2004
	(EUR in thousands)
Land	185,570	186,064
Buildings	568,860	624,268
Furniture, fittings and machinery	158,140	252,197
Leasehold improvements	9,445	18,306
Office equipment	285,041	305,503
Vehicles	11,619	12,422
Other	110,387	118,314

Total, at cost	1,329,062	1,517,074
Less: accumulated depreciation	(660,986)	(728,797)

Net book value	668,076	788,277

        Certain Group premises and equipment are leased under various operating leases. Rental expense was EUR 35,979 thousand, EUR 40,611 thousand and EUR 43,014 thousand for the years ended December 31, 2002, 2003 and 2004, respectively.

        Future minimum rental commitments under non-cancelable operating leases are presented below. The Group did not enter into any material capital leases.

Operating Leases
(EUR in thousands)
2005	23,639
2006	19,889
2007	18,070
2008	16,822
2009	14,355
Thereafter	60,316
Total minimum lease payments	153,091

NOTE 17:    OTHER ASSETS

        Other assets at December 31, comprised:

	2003	2004
	(EUR in thousands)
Assets acquired through foreclosure proceedings	68,705	59,000
Accounts receivable of non-financial services sector subsidiaries	344,917	553,361
Deferred tax assets	481,751	610,512
Amounts due from parties with collection agreements	2,495	1,645
Taxes withheld	197,339	196,665
European Re-development Fund	37,023	35,804
Amounts receivable from sales of bonds	198,036	115,206
Other	836,442	900,232

Total	2,166,708	2,472,425

NOTE 18:    PLEDGED ASSETS AND COLLATERAL ACCEPTED

        The Group has accepted collateral that is permitted by contract or custom to sell or repledge. At December 31, 2003 and 2004, the fair value of this collateral was approximately EUR 2,000 thousand and EUR nil thousand, respectively, all of which could be sold or repledged.

        At December 31, 2003 and 2004, the Group had pledged bonds of EUR 4,522,630 thousand and EUR 709,109 thousand, respectively, to the central bank to increase borrowing capacity.

        At December 31, 2003 and 2004, assets, principally securities, amounting to EUR 710,092 thousand and EUR 631,200 thousand, respectively, were pledged to secure public deposits and for other purposes. In addition the bank entered into certain repurchase agreements that are disclosed in Note 21.

NOTE 19:    DEPOSITS

        The aggregate amount of short-term certificates of deposit, each with a minimum denomination of EUR 73,500, which approximates USD 100,000, was EUR 212,803 thousand at December 31, 2004.

        At December 31, 2004, interest-bearing deposits with scheduled maturities in excess of one year were EUR 253,453 thousand.

        Deposits made by Greek residents and foreign customers at December 31, comprised:

	2003			2004
	Greek residents	Foreign	Total	Greek residents	Foreign	Total
	(EUR in thousands)			(EUR in thousands)
Interest bearing:
Public sector	39,496	153,883	193,379	173,893	70,489	244,382
Private sector
Corporations	642,846	866,623	1,509,469	1,330,119	1,469,967	2,800,086
Individuals	27,839,622	2,898,290	30,737,912	28,584,534	2,682,554	31,267,088
Interbank	4,557,338	789,976	5,347,314	939,872	549,083	1,488,955
Other	506,239	85,876	592,115	444,497	38,435	482,932

Total interest bearing deposits	33,585,541	4,794,648	38,380,189	31,472,915	4,810,528	36,283,443

Non-interest bearing:
Public sector	1,486,715	6,100	1,492,815	1,659,429	1,551	1,660,980
Private sector
Corporations	1,341,030	312,646	1,653,676	1,525,509	251,595	1,777,104
Individuals	153,329	131,515	284,844	158,979	115,921	274,900
Interbank	33,440	69,121	102,561	64,365	83,619	147,984
Other	118,651	10,209	128,860	93,630	4,635	98,265

Total non-interest bearing deposits	3,133,165	529,591	3,662,756	3,501,912	457,321	3,959,233

Total:
Public sector	1,526,211	159,983	1,686,194	1,833,322	72,040	1,905,362
Private sector
Corporations	1,983,876	1,179,269	3,163,145	2,855,628	1,721,562	4,577,190
Individuals	27,992,951	3,029,805	31,022,756	28,743,513	2,798,475	31,541,988
Interbank	4,590,778	859,097	5,449,875	1,004,237	632,702	1,636,939
Other	624,890	96,085	720,975	538,127	43,070	581,197

Total deposits	36,718,706	5,324,239	42,042,945	34,974,827	5,267,849	40,242,676

NOTE 20:    CENTRAL BANK BORROWINGS

        Central bank borrowings consist of funds used by the Bank to manage daily funding and liquidity needs. Interest accrues on these balances at rates determined by the central bank and is settled daily.

	2003	2004
Weighted average rate at year end	14.50%	7.50%
Weighted average rate, annual	14.50%	10.84%
Average balance outstanding during the year in EUR thousand	6,413	4,868
Maximum month-end amount during the period in EUR thousand	6,797	6,804

NOTE 21:    FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

        Information concerning federal funds purchased and securities sold under agreements to repurchase is summarized as follows:

	2003	2004
	(EUR in thousands)
Federal funds purchased	27,712	38,910
Securities sold under agreements to repurchase	6,051,185	6,625,872

	6,078,897	6,664,782

Securities sold under agreements to repurchase:
Average outstanding during the year	7,430,091	7,560,812
Weighted average interest rate during the year	2.49%	2.03%
Weighted average interest rate at year end	2.16%	2.21%
Amount outstanding at month end:
January	8,487,987	6,954,305
February	8,669,774	7,177,710
March	8,081,948	7,408,503
April	7,991,823	7,512,432
May	8,246,609	7,306,120
June	6,507,762	8,467,746
July	5,470,318	8,385,177
August	6,290,823	8,202,354
September	6,755,415	7,129,290
October	7,366,573	8,935,417
November	8,357,846	8,370,239

        Securities sold under agreements to repurchase are recorded at the amount of cash received in connection with the transaction. Maturities of such agreements to repurchase are typically overnight to six months.

NOTE 22:    OTHER BORROWED FUNDS

        Included in other borrowed funds are bonds issued by the Group at par on a monthly basis. These bonds, which mature within 1 year of their issue date, had a balance of EUR 190,785 thousand and EUR 196,623 thousand in 2003 and 2004, respectively. The weighted average interest rates were 2.01% in 2003 and 3.49% in 2004 respectively.

NOTE 23:    ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES

        Accounts payable, accrued expenses and other liabilities at December 31, comprised:

	2003	2004
	(EUR in thousands)
Accrued expenses and deferred income	65,197	45,833
Amounts due to re-insurers	25,112	10,703
Income and other taxes payable	245,371	207,367
Accounts payable and other	695,659	923,673
Securities payable	753,962	335,602
Accrued interest and commissions	140,344	185,125
Deferred tax liability	387,813	312,500
Amounts due to third-parties under collection agreements	119,226	43,985
Accrued benefit cost for pensions	145,178	158,444
Accrued benefit cost for other retirement benefits	2,700	2,622
Provision for additional minimum pension liability	—	21,848
Dividends payable	12,623	14,500
Accounts payable of non-financial services sector subsidiaries	3,166	1,203
Amounts due to government agencies	29,539	24,057
Payroll related accruals	10,645	15,989
European Re-development Fund	37,023	35,804

	2,673,558	2,339,255

NOTE 24:    INSURANCE RESERVES

  Property-casualty reserves

        Ethniki Hellenic General Insurance Company ("EH"), the insurance company of the Group has consistently made a provision for loss reserves by estimating the potential liability on a claim-by-claim basis. Activity in the liability for unpaid claims and claim adjustment expenses is summarized as follows:

	Year ended December 31,
	2002	2003	2004
	(EUR in thousands)
Reserve for unpaid claims and claim adjustment expenses as at January 1,	429,350	425,949	459,163
Incurred claims and claim adjustment expenses:
Provision for insured events of the current year	198,264	188,993	175,297
Change in provision for insured events of prior years	(25,001)	12,804	38,833

Total incurred claims and claim adjustment expenses	173,263	201,797	214,130
Payments
Claims and claim adjustment expenses attributable to insured events of the current year	(78,735)	(69,023)	(66,116)
Claims and claim adjustment expenses attributable to insured events of prior years	(113,649)	(117,375)	(109,103)

Total payments	(192,384)	(186,398)	(175,219)
Changes in unearned premium reserves	15,720	17,815	(25,165)

Reserves for unpaid claims and claim adjustment expenses as at December 31,	425,949	459,163	472,909

  Reinsurance arrangements

        EH makes every effort to maintain a balance between own retention and reinsurance taken out. The own retention level is based on the Company's capital and business levels. There have been no significant changes in reinsurance arrangements over the past three years nor have there been any major transactions with a material effect on earnings.

NOTE 25:    LONG-TERM DEBT

        Long-term debt (original maturities of more than one year) at December 31, 2004 comprised:

	Under 1 year	1-5 years	After 5 years	TOTAL
	(EUR in thousands)
By remaining maturity
Senior Debt:
Fixed Rate	—	14,879	24,178	39,057
Variable Rate	6,792	19,780	1,828	28,400
Subordinated Debt:
Variable Rate	—	—	1,580,790	1,580,790

Total	6,792	34,659	1,606,796	1,648,247

  Senior fixed rate debt

        The Group's senior fixed rate debt of EUR 39,057 thousand at December 31, 2004 is denominated in EUR, carries a weighted average interest rate of 3.55%, matures through 2012 and pays interest semi-annually.

  Senior variable rate debt

        The Group's senior variable rate debt of EUR 28,400 thousand at December 31, 2004 matures through 2016 and pays interest quarterly. Debt denominated in EUR amounting to 16,149 thousand had a weighted average interest rate of 4.93%; US dollars denominated debt (converted to EUR 12,251 thousand) had a weighted average interest rate of 4.60%.

  Variable Interest Entities/Subordinated variable rate debt

        The Group applying the Guidance in FIN 46R has deconsolidated two variable interest entities NBG Funding and NBG Finance because it was deemed not to be the primary beneficiary. In such cases, the Group does not absorb the majority of the entities expected losses nor does it receive a majority of the entities expected residual returns, or both. These entities typically support the financing needs of the Group.

        The following financial instruments have been issued by NBG Funding.

  1.
  EUR 350 million Series A Floating Rate Non-Cumulative Non Voting Preferred Securities guaranteed on a subordinate basis by the Bank issued in July 2003. The securities are perpetual and may be redeemed. NBG Funding, in whole but not in part in July 2013 or on any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate is the three-month Euribor plus 175 bps up until July 11, 2013 and Euribor plus 275 bps thereafter, which is paid quarterly.

  2.
  EUR 350 million CMS-Linked Subordinate Callable Notes due 2035 issued in November 2004. The securities are perpetual and may redeemed by NBG Funding, in whole but not in part in November 2014 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend is 6.25% for the first year and then is determined as the 10 year EUR CMS mid swap rate plus 12.5 bps rest every six months and capped at 8% paid semi-annually.

  3.
  USD 180 million CMS- Linked Subordinate Callable Notes due in 2035 issued in November 2004. The securities are perpetual and may redeemed by NBG Funding, in whole but not in part in November 2014 or any dividend date falling thereafter subject to the consent of the bank. The preferred dividend is 6.75% for the first year and then is determined as the 10 year EUR CMS mis swap rate plus 12.5 bps rest every six months and capped at 8% paid semi-annually.

        The proceeds on the issuance of the above instruments have been transferred to the Bank via NBG Finance, through a 30-year loan agreement with substantially identical terms.

        The following financial instrument has been issued by NBG Finance.

  1.
  EUR 750 million Subordinate Floating Rate Notes guaranteed on a subordinate basis by the Bank due in June 2012. The notes may be redeemed at the option of the Bank on or after June 2007. The notes carry interest at Euribor plus 80 bps to June 2007 and Euribor plus 210 bps thereafter, which is paid quarterly.

        The proceeds on the issuance have been transferred to the Bank through a loan agreement with substantially identical terms. The Bank guarantees the payment of dividends on the preferred shares and interest on the loans.

NOTE 26:    COMMITMENTS AND CONTINGENCIES

        In the normal course of business, the Group enters into a number of off-balance sheet commitments to meet the financing needs of its customers, through the use of commitments to extend credit and commercial and standby letters of credit.

        The Group's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

        The following tables summarize the Group's off-balance-sheet financial instruments, whose contract amounts represent credit risk, as of December 31, 2003 and 2004.

	2003	2004
	(EUR in thousands)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit:
Commercial and personal	7,455,769	8,967,571
Commercial real estate	46,730	56,975
Residential real estate	215,262	284,864
Commercial letters of credit	275,195	336,032
Standby letters of credit and financial guarantees written	2,610,128	1,944,340

        Commitments to Extend Credit.    Commitments to extend credit are agreements to lend to a customer, as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The majority of commitments to extend credit have terms up to one year are based on EURIBOR/LIBOR—or other base rates. Management evaluates each customer's credit worthiness in determining the amount of collateral to obtain. Collateral held varies and may include accounts receivable, inventory, property, plant and equipment and real estate.

        Commercial Letters of Credit.    Commercial letters of credit ensure payment by a bank to a third party for a customer's foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. A significant portion of commercial letters of credit is on an immediate payment basis. The Group's credit risk in these transactions is limited since the contracts are collateralized by the merchandise being shipped and are generally of short duration.

        Standby Letters of Credit and Financial Guarantees Written.    Standby letters of credit and financial guarantees written are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support the financing needs of the Bank's commercial customers, and are short-term in nature. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Group holds marketable securities as collateral supporting those commitments for which collateral is deemed necessary. The extent of collateral obtained depends on the credit assessment of each individual customer and may range from NIL to 100%.

        Legal Contingencies.    The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these maters is not expected to have a material adverse effect on the consolidated financial condition of the Group.

NOTE 27:    OTHER NON-INTEREST INCOME

        Other non-interest income at December 31, comprised:

	2002	2003	2004
	(EUR in thousands)
Insurance operations income	573,018	561,231	612,248
Warehouse fees	11,560	12,168	12,892
Hotel revenues	30,315	24,450	24,731
Profit on sales of properties	44,302	63,686	48,022
Other	140,423	153,605	117,568

Total	799,618	815,140	815,461

NOTE 28:    OTHER NON-INTEREST EXPENSE

        Other non-interest expense at December 31, comprised:

	2002	2003	2004
	(EUR in thousands)
Reinsurance premiums and insurance operating costs	586,616	557,964	744,418
Warehouses cost of services	3,421	2,131	1,950
Hotel running costs	20,883	19,728	21,153
Credit card costs	46,278	52,783	44,348
Broker costs	6,858	8,682	8,323
Other	295,074	336,976	379,731

Total	959,130	978,264	1,199,923

NOTE 29:    INCOME TAXES

        The significant components of the provision for income taxes for the years ended December 31, 2002, 2003 and 2004 are as follows:

	2002	2003	2004
	(EUR in thousands)
Tax provision:
Current tax payable	(179,532)	(208,704)	(201,660)
Deferred taxation	164,495	102,728	187,299

Total tax (expense)/benefit	(15,037)	(105,976)	(14,361)

        The differences between the statutory income tax rates and the effective tax rates are summarized as follows:

	2002	2003	2004
	(EUR in thousands)
Average statutory income tax rates(1)	(34.87)%	34.13%	33.70%
Effect of tax-exempt (income)/losses	64.03%	13.33%	(4.01)%
Effect of companies with losses	29.28%	3.59%	(1.19)%
Non deductible expenses	33.64%	4.97%	4.12%
Non deductible goodwill	—	18.70%	—
Statutory revaluation on fixed assets	—	(30.56)%	(55.70)%
Effect of change in income tax rate	—	—	29.27%
Other	(11.35)%	(1.14)%	0.62%

Average effective rate	80.73%	43.02%	6.81%

(1)
The average statutory income tax rates are used in view of the fact that the consolidated subsidiaries are taxed under different tax rates depending on the nature of their entrepreneurial activity, and the jurisdiction in which taxes are levied.

        The significant components of deferred income tax assets and liabilities at December 31, comprised:

	2002	2003	2004
	(EUR in thousands)
Deferred Tax Assets:
Allowance for loan losses	14,186	7,454	14,480
Accrued expenses	5,713	6,752	7,500
Mark to market valuation of securities and derivative liabilities	181,388	166,286	150,830
Retirement Benefits	41,202	50,005	20,273
Insurance Reserves	6,351	7,051	56,500
Statutory revaluation on fixed assets	74,141	198,922	316,453
Other	24,270	45,281	44,476

Total deferred tax assets	347,251	481,751	610,512

Deferred Tax Liabilities:
Tax free reserves	(171,724)	(205,379)	(192,757)
Other(1)	(160,881)	(182,434)	(119,743)

Total deferred tax liabilities	(332,605)	(387,813)	(312,500)

Net deferred tax asset/(liability)	14,646	93,938	298,012

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

        In February 2004, the Greek Parliament approved legislation whereby companies were allowed for tax purposes to revalue fixed assets to market values. As fixed assets are stated at cost, a deferred tax asset was recognized.

        Following legislation enacted in December 2004, the applicable Greek statutory rate of tax is reduced from 35% for 2004, to 32% for 2005, 29% for 2006 and 25% for 2007 and thereafter.

        Tax-free reserves represent profits made on the sale of shares, property, bonds and other similar assets as well as income taxed at privileged rates such as interest earned on treasury bills and bonds, which are not distributed. These reserves are fully taxed upon distribution and have, therefore, been treated as temporary differences in the deferred tax computations.

NOTE 30:    RELATED PARTY TRANSACTIONS

        The Bank has entered into transactions with its directors, significant shareholders, and their affiliates (related parties). The aggregate amount of loans to such related parties totaled EUR 294,391 and EUR 279,911 thousand at December 31, 2003 and 2004 respectively. The terms extended to related parties are similar to those extended to unrelated parties.

        The Bank had loans due from the Hellenic Republic in the amount of EUR 180,688 thousand and EUR 15,165 thousand in 2003 and 2004 respectively.

        During 2003 the Bank entered into certain derivative transactions with the Hellenic Republic. These transactions are recorded as trading derivatives and had a positive/(negative) fair value of EUR 17,151 and EUR (24,406) thousand as at December 31, 2003 and 2004 respectively. The terms extended to the Hellenic Republic are similar to those extended to unrelated parties.

NOTE 31:    ADDITIONAL PAID-IN CAPITAL

        The Bank only for statutory reporting and in accordance with the provisions of Law 3229/2004 revalued land and buildings to market values, crediting the resulting unrealized gain to a revaluation reserve account. In 2004, the revaluation reserve was capitalized through the issuance of 76,517,426 additional shares. For USGAAP reporting purposes, fixed assets are stated at cost less accumulated depreciation and hence the capitalization was effected through additional paid in capital.

NOTE 32:    EARNINGS PER SHARE DATA

        Basic earnings per share is computed by dividing net income for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year (Amounts in EUR thousand, except share and per share data).

	2002		2003		2004
Net Income		126,873		127,496		210,270

Net Income adjusted for diluted computation		126,873		127,496		210,270

Weighted Average common share outstanding		313,005,466		317,317,496		318,324,795

Adjusted for diluted computation		313,005,466		317,317,496		318,324,795

Earnings per common share—basic and diluted	EUR	0.41	EUR	0.40	EUR	0.66
Income before extraordinary item		30,768		127,496		210,270

Income before extraordinary item adjusted for diluted computation		30,768		127,496		210,270

Earnings per common share (before effect of accounting change)—basic and diluted	EUR	0.10	EUR	0.40	EUR	0.66

NOTE 33:    REGULATORY MATTERS

        The Bank is subject to various regulatory capital requirements administered by the central bank. Failure to meet minimum capital requirements can initiate certain mandatory actions and possibly discretionary actions by the central bank that, if undertaken, could have a direct material effect on the Group's financial statements.

        Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios determined on a risk-weighted basis, capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk, of at least 8%. At least half of the required capital must consist of "Tier I" capital (as defined), and the rest of "Tier II" capital (as defined). The framework applicable to Greek banks conforms to European Union requirements, in particular the Own Funds, the Solvency Ratio and the Capital Adequacy Directives. However, under the relevant European legislation, supervisory authorities of the member-states have some discretion in determining whether to include particular instruments as capital guidelines and to assign different weights, within a prescribed range, to various categories of assets.

        As of December 31, 2004, the Bank was adequately capitalized under the applicable regulatory framework. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based and Tier I risk based ratios as set forth in the table below. There are no conditions or events since December 31, 2004 that management believes have changed the Bank's compliance with capital requirements.

        The Bank's actual capital amounts and ratios are also presented in the table below (amounts are expressed in EUR thousand, except ratios):

	Actual		For Capital Adequacy Purposes Minimum Required
	Amount	Ratio	Amount	Ratio
As of December 31, 2004:
Total Capital	3,811,761	15.8%	1,930,005	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	2,475,922	10.3%	961,523	4.0%
(to Risk-Weighted Assets)
As of December 31, 2003:
Total Capital	3,553,845	15.5%	1,834,243	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	2,471,942	10.7%	924,090	4.0%
(to Risk-Weighted Assets)
As of December 31, 2002:
Total Capital	2,729,176	12.6%	1,738,329	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	2,053,076	9.5%	869,165	4.0%
(to Risk-Weighted Assets)

        The actual capital amounts and ratios for the Group are presented in the table below (amounts are expressed in EUR thousand, except ratios):

	Actual		For Capital Adequacy Purposes Minimum Required
	Amount	Ratio	Amount	Ratio
As of December 31, 2004:
Total Capital	4,062,865	14.8%	2,196,143	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	3,266,858	11.9%	1,098,103	4.0%
(to Risk-Weighted Assets)
As of December 31, 2003:
Total Capital	3,473,525	12.9%	2,154,123	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	2,729,344	10,1%	1,080,928	4.0%
(to Risk-Weighted Assets)
As of December 31, 2002:
Total Capital	2,600,014	10.4%	2,006,556	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	1,842,391	7.4%	1,003,278	4.0%
(to Risk-Weighted Assets)

NOTE 34:    FAIR VALUE OF FINANCIAL INSTRUMENTS

        Management uses its best judgment in estimating the fair value of the Group's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Group could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year-ends, and have not been re-evaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

        The following information should not be interpreted as an estimate of the fair value of the entire Group since a fair value calculation is only provided for a limited portion of the Group's assets. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Group's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Group's financial instruments at December 31, 2003 and 2004:

        Financial Instruments Stated at Carrying Amount.    The carrying amount of cash and due from banks, interest-bearing deposits with banks, federal funds sold and resale agreements approximates their fair value. Fair value for trading assets, which also is the amount recognized in the consolidated balance sheet, is based on quoted market prices of comparable instruments. The carrying amount of liabilities on acceptances and acceptances outstanding approximates their fair value. The carrying amount of federal funds purchased, borrowings under repurchase agreements, and other borrowed funds maturing within 90 days approximates their fair value. Fair value of other borrowed funds in excess of 90 days is estimated using discounted cash flow analysis based on the Group's current incremental borrowing rates for similar types of borrowing arrangements. The carrying amount of accrued interest approximates their fair value.

        Derivative Financial Instruments.    All derivatives are recognized on the balance sheet at fair value. For exchange traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealer quotes, pricing models, discounted cash flow analysis or quoted prices for instruments with similar characteristics.

        Available-for-Sale Securities.    Fair values for securities are based on available quoted market prices. Available-for-sale securities are carried at their aggregate fair value.

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

        The carrying amount, the amount at which financial instruments is reported in the balance sheet, and the estimated fair value of the Group's financial instruments at December 31, is presented below. For items, which reprice frequently and/or are short in duration, carrying amount approximates fair value.

	Year ended December 31,
	2003		2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(EUR in thousands)		(EUR in thousands)
Financial Assets:
Cash and due from banks	789,920	789,920	703,408	703,408
Deposits with central bank	530,424	530,424	390,768	390,768
Federal funds sold and securities purchased under agreements to resell	3,458,270	3,458,270	3,784,470	3,784,470
Interest bearing deposits with banks	5,068,936	5,068,202	4,859,268	4,859,268
Money market investments	92,955	92,955	150,023	150,023
Trading assets	13,788,871	13,788,871	10,555,535	10,555,535
Derivative assets	157,766	157,766	186,061	186,061
Securities available-for-sale	5,514,615	5,514,615	3,548,381	3,548,381
Loans, net of allowance	21,885,547	23,206,807	26,060,193	26,752,583
Customers' liability on acceptances	295	295	711	711
Accrued interest receivable	649,812	649,812	587,284	587,284

Total financial assets	51,937,411	53,257,937	50,826,102	51,518,492

Financial Liabilities:
Total deposits	42,042,945	42,044,255	40,242,676	40,244,514
Central bank borrowings	6,804	6,804	1,411	1,411
Federal funds purchased and securities sold under agreements to repurchase	6,078,897	6,078,897	6,664,782	6,664,782
Derivative liabilities	286,854	286,854	287,402	287,402
Other borrowed funds	190,785	190,785	196,623	196,623
Acceptances outstanding	295	295	711	711
Long-term debt	1,171,467	1,199,621	1,648,247	1,641,750

Total financial liabilities	49,778,047	49,807,511	49,041,852	49,037,193

NOTE 35:    SEGMENT INFORMATION

        The Group is a diversified financial services company operating primarily in Greece with operations in various countries including the United Kingdom, France, the United States, Cyprus, Canada, South Africa, Bulgaria, Former Yugoslav Republic of Macedonia, Romania, Germany, Egypt, Albania and the Netherlands. The Group's reportable segments are presented below, and no other industry or geographic segment in which the Group operates is individually significant.

	Total Assets		Interest Income		Interest expense		Non-interest income		Non-interest expense
	(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%
December 31, 2002:
Banking-Greek	42,387,350	76.7%	1,688,403	69.8%	790,282	67.2%	125,923	13.0%	1,053,779	50.6%
Banking Foreign	10,646,071	19.3%	663,546	27.5%	369,592	31.5%	115,660	12.0%	211,758	10.2%
Investment banking	441,695	0.8%	16,172	0.7%	15,029	1.3%	39,152	4.1%	15,779	0.8%
Global Investment & Private Banking	72,356	0.1%	391	0.0%	—	0.0%	22,106	2.3%	5,176	0.2%
Investment Activities	187,153	0.3%	6,287	0.3%	61	0.0%	(55,117)	(5.7)%	18,912	0.9%
Insurance	1,054,717	1.9%	31,201	1.3%	—	0.0%	663,617	68.7%	717,423	34.5%
Other-Greek(1)	425,470	0.8%	8,254	0.3%	28	0.0%	53,422	5.5%	58,461	2.8%
Other Foreign	31,405	0.1%	2,444	0.1%	31	0.0%	509	0.1%	894	0.0%

Total	55,246,217	100%	2,416,698	100%	1,175,023	100%	965,272	100%	2,082,182	100%

	Net income before taxes		Income Tax (Expense)/Benefit		Depreciation and amortization expense		Revenue from transactions with other segments		Extraordinary item
	(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%
December 31, 2002:
Banking-Greek	(145,102)	779.0%	19,206	(127.7)%	83,466	68.3%	248,606	115.5%	48,228	50.2%
Banking Foreign	171,163	(918.9)%	(22,207)	147.7%	21,513	17.6%	(77,472)	(36.0)%	—	0.0%
Investment banking	24,516	(131.6)%	(1,437)	9.6%	927	0.8%	8,957	4.2%	—	0.0%
Global Investment & Private Banking	17,321	(93.0)%	(904)	6.0%	137	0.1%	332	0.2%	—	0.0%
Investment Activities	(67,803)	364.0%	(5,121)	34.1%	5,826	4.8%	4,444	2.1%	—	0.0%
Insurance	(22,605)	121.4%	2,083	(13.9)%	6,046	4.9%	14,196	6.6%	47,877	49.8%
Other-Greek(1)	1,976	(10.7)%	(6,867)	45.7%	4,277	3.5%	16,085	7.4%	—	0.0%
Other Foreign	1,908	(10.2)%	210	(1.5)%	86	0.0%	3	0.0%	—	0.0%

Total	(18,626)	100%	(15,037)	100%	122,278	100%	215,151	100%	96,105	100%

(1)
Included in Other-Greek are mutual fund operations, as well as non-financial services subsidiaries in Greece.

	Total Assets		Interest Income		Interest expense		Non-interest income		Non-interest expense
	(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%
December 31, 2003:
Banking-Greek	43,317,261	78.3%	1,565,583	73.5%	535,266	65.0%	324,384	24.9%	1,182,938	53.2%
Banking Foreign	9,548,696	17.3%	514,484	24.2%	283,018	34.4%	156,298	12.0%	251,443	11.3%
Investment banking	288,286	0.5%	5,669	0.3%	5,031	0.6%	42,606	3.3%	20,388	0.9%
Global Investment & Private Banking	56,876	0.1%	26	0.0%	44	0.0%	31,914	2.5%	6,601	0.3%
Investment Activities	277,683	0.5%	6,576	0.3%	102	0.0%	41,802	3.2%	22,876	1.0%
Insurance	1,188,622	2.1%	23,595	1.1%	0	0.0%	642,391	49.3%	690,742	31.1%
Other-Greek(1)	595,117	1.1%	10,783	0.4%	93	0.0%	62,805	4.7%	47,102	2.1%
Other Foreign	55,358	0.1%	3,617	0.2%	0	0.0%	1,270	0.1%	1,275	0.1%

Total	55,327,899	100%	2,130,333	100%	823,554	100%	1,303,470	100%	2,223,365	100%

	Net Income before taxes		Income Tax (Expense)/Benefit		Depreciation and amortization expense		Revenue from transactions with other segments
	(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%
December 31, 2003:
Banking-Greek	46,232	18.8%	(39,394)	37.2%	72,341	68.0%	(56,127)	25.0%
Banking Foreign	122,202	49.6%	(69,400)	65.5%	23,908	22.5%	(133,572)	59.5%
Investment banking	22,856	9.3%	(7,700)	7.3%	714	0.7%	(4,527)	2.0%
Global Investment & Private Banking	25,295	10.3%	(6,981)	6.6%	190	0.2%	(305)	0.1%
Investment Activities	25,400	10.3%	1,561	(1.5)%	732	0.7%	(4,625)	2.1%
Insurance	(24,756)	(10.1)%	(13,288)	12.5%	6,105	5.7%	(18,121)	8.1%
Other-Greek(1)	25,593	10.4%	29,672	(28.0)%	2,022	1.9%	(7,106)	3.2%
Other Foreign	3,519	1.4%	(446)	0.4%	331	0.3%	(16)	0.0%

Total	246,341	100%	(105,976)	100%	106,343	100%	(224,399)	100%

(1)
Included in Other-Greek are mutual fund operations, as well as non-financial services subsidiaries in Greece.

	Total Assets		Interest Income		Interest expense		Non-interest income		Non-interest expense
	(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%
December 31, 2004:
Banking-Greek	42,203,140	77.2%	1,682,772	76.2%	494,251	70.3%	369,242	28.1%	1,167,830	48.5%
Banking Foreign	9,311,349	17.0%	476,027	21.5%	159,836	22.7%	119,866	9.2%	239,157	9.9%
Investment banking	260,868	0.5%	5,262	0.3%	4,185	0.6%	26,300	2.1%	15,340	0.6%
Global Investment & Private Banking	273,121	0.5%	7,197	0.3%	—	0.0%	50,305	3.8%	12,875	0.5%
Investment Activities	305,124	0.5%	1	0.0%	41,535	5.9%	63,614	4.8%	13,952	0.6%
Insurance	1,517,332	2.8%	18,598	0.8%	2,557	0.4%	637,414	48.5%	913,394	37.9%
Other-Greek(1)	696,349	1.3%	13,266	0.6%	560	0.1%	44,963	3.4%	43,693	1.9%
Other Foreign	85,497	0.2%	5,961	0.3%	—	0.0%	1,859	0.1%	2,639	0.1%

Total	54,652,780	100.0%	2,209,084	100.0%	702,924	100.0%	1,313,563	100.0%	2,408,880	100.0%

	Net income before taxes		Income Tax (Expense)/Benefit		Depreciation and amortization expense		Revenue from transactions with other segments
	(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%
December 31, 2004:
Banking-Greek	247,786	117.4%	(67,269)	468.4%	72,162	63.8%	(100,752)	56.0%
Banking Foreign	139,867	66.3%	(42,986)	299.3%	29,348	26.0%	(6,691)	3.7%
Investment banking	12,036	5.7%	(2,757)	19.2%	392	0.3%	(3,458)	1.9%
Global Investment & Private Banking	44,627	21.2%	(4,471)	31.1%	789	0.7%	(3,637)	2.0%
Investment Activities	8,126	3.9%	(10,378)	72.3%	182	0.2%	(44,170)	24.5%
Insurance	(259,939)	(123.2)%	73,641	(512.8)%	6,469	5.7%	(13,820)	7.7%
Other-Greek(1)	13,362	6.3%	40,502	(282.0)%	3,152	2.8%	(6,060)	3.4%
Other Foreign	5,137	2.4%	(643)	4.5%	589	0.5%	(1,375)	0.8%

Total	211,002	100.0%	(14,361)	100.0%	113,083	100.0%	(179,963)	100.0%

(1)
Included in Other-Greek are mutual fund operations, as well as non-financial services subsidiaries in Greece.

        The information reported to management for purposes of making decisions about allocating resources to each segment and assessing its performance does not materially differ from the information presented above.

NOTE 36:    EMPLOYEE BENEFIT PLANS

a)    Defined Contribution Main Pension Plans Covered by Greek Law 2084/1992

        Group employees participate in pension plans governed by Greek Law 2084/1992, which encompasses or amends certain provisions of laws 1902/1990 and 1976/1991. These plans, described below, have contribution rates and benefit schemes that are established by and may only be adjusted by Ministerial Decree. As such, these plans are controlled by the Hellenic Republic and substitute for standard Greek social security retirement benefits typically available to employees in other Greek companies. The plans also have deficit funding responsibilities as described below that may change in the future by legislative action. The funding deficits described below refer to situations whereby the plan assets, including current year contributions, are not sufficient to pay benefits in the same period.

        In 1992, the Greek Parliament passed Law 2084/1992 which, considering the provisions of other laws mentioned above, limits the Group's obligation to fund these "main plan" deficits up to the funding deficits which existed in 1992 for each plan. The effect of the change in legislation was to limit the Group's funding obligations to the contributions set out by the Ministry of Labor and Social Security plus each fund's deficit should one arise, capped at the amount of deficit, as of 1992.

National Bank of Greece Employees' Main Pension Plan

        The Bank's employees' Main Pension Plan provides for defined contributions to be made by the Bank at a rate of 26.5% of the employee's salary, for employees who joined any social security plan prior to 1.1.1993. The corresponding rate for employees insured by any social security fund after that date is 13,33%. Such contributions totaled EUR 93.7 million in 2004, The Bank must also fund amounts up to EUR 25.24 million per annum for any funding deficits, to the extent that any funding deficit occurs in that year as discussed above. Current projections indicate that such funding deficits will arise again after 2008 by which time under current legislation the Plan would have to merge with the State Main Pension Plan (IKA). Employee contributions are 11% of the employee's salary, for employees insured by any social security plan prior to 1.1.1993. The corresponding rate for employees insured by any social security fund after that date is 6.67%. The benefits paid are determined by a formula, which takes into account years of service with the Bank and the employee's final pensionable salary. The annual pension after 35 years of service is approximately 80% of final annual pensionable pay. Final pensionable pay is typically less than 75% of actual pay.

        New legislation that passed in June 2005 provides that the main pension plan would merge with IKA by December 31, 2005 if the respective auxiliary pension plan has been dissolved by then and the employees and pensioners insured by it have been transferred to the state sponsored auxiliary fund IKA-ETEAM and the one created by the new law named ETAT.

b)    Plans previously reported as Defined Benefit Plans

        The following plans, which were previously accounted for as defined benefit plans, are accounted for in 2002, 2003 and 2004, either as a defined contribution plan or a plan no longer sponsored by the Bank. In the opinion of the Group's legal counsel, following the enactment of Law 3029/11.07.2002, on "Reform of the Social Security System", the Group is under no obligation to cover possible future plan deficits for certain plans which were previously accounted for as defined benefit plans. Under the provisions of Law 3029/11.07.2002, the Greek State shall undertake the obligation to fund the deficits of these plans. The settlement of these plans resulted in a loss of EUR 38.3 million in 2002, which was accounted for as extraordinary item.

National Bank of Greece Employees' Lump Sum Benefit Plan

        The Bank prior to 2002 made contributions to an employee-managed benefit plan, which provides for a lump sum to be paid upon retirement. Accrued benefits are also paid on an earlier date in the event of death or disability. According to Law 2084/92, the Bank is no longer required to make contributions to this plan and pursuant to the provisions of Law 3029/11.07.2002 discussed above, as of July 11, 2002 this is no longer a plan sponsored by the Bank.

Ethniki Hellenic General Insurance Company ("EH") Employees' Main Pension Plan

        The Group's insurance company contributes to a main pension plan, which provides for a monthly pension to be paid upon retirement. The benefit structure, is similar to that provided under the Bank's employees' main plan. Accrued benefits are also paid on an earlier date in the event of death or disability. Pursuant to the provisions of Law 3029/11.07.2002 this plan is accounted for as a defined contribution plan.

c)     Defined Contribution Plans Covered by Greek Law 2084/1992 and 2556/1997

        Group employees participate in auxiliary pension plans governed by Greek Law 2084/1992 as amended by Law 2556/1997. Similar to the "main" plans above, the employees of the Bank and several of its subsidiaries participate in auxiliary pension funds rather than participating in state-sponsored auxiliary social security schemes. These plans, described below, have contribution rates and benefit schemes that are determined by Ministerial Decree. As such, these plans are substitutes for standard Greek employees' auxiliary social security benefits typically available to employees in other Greek companies. New legislation that passed in June 2005, as mentioned previously, provides that employees that were hired by the bank from January 1, 2005 and thereafter are insured in the state auxiliary pension plan IKA-ETEAM. Employees before January 1, 2005 and pensioners of the bank will also be covered by the same plan should the interested parties (employees and employers) decide to dissolve the bank's auxiliary plan. In this case employers will be expected to make contributions to this fund which will be a percentage of the salaries paid. The exact percentage will be assessed through a special financial study. The new law also provides for the creation of a new state sponsored fund for bank employees and pensioners insured in the social security system before January 1, 1993 named ETAT that will pay additional benefits to the aforementioned employees and pensioners, being the difference between those provided by the existing auxiliary plan and those provided by IKA-ETEAM. If the aforementioned election is made, employers are required to contribute to this fund an amount that will be defined according to a special financial study and will be paid in ten installments.

National Bank of Greece Employees' Auxiliary Pension Plan

        The Bank's employees' Auxiliary Pension Plan provides for defined contributions to be made by the Bank at a rate of 9.0% of the employee's salary. Such contributions totaled EUR 33.00 million in 2004. Employees contribute at a rate of 3.5% of their salary. The benefits paid are determined by a formula, which takes into account years of service with the Bank and the employee's final pensionable pay.

d)    Other Defined Contribution Plans

        The Group makes contributions to other foreign defined contribution pension plans. Group contributions total approximately EUR 1.40 million, EUR 1.86 million and EUR 2.2 million in 2002, 2003 and 2004 respectively.

e)     Defined Benefit Pension Plans

        In addition to the plans discussed above, the Bank and its subsidiaries sponsor defined benefit pension plans. The pensions vary in their specific features, but most are contributory, final pay and accumulated years of service-based defined benefit plans. The funding policies vary slightly but typically include employee and employer monthly contributions in accordance with Greek laws regarding such plans. Some companies within the Group also provide termination indemnities. Benefits paid out were EUR 2.90 million, EUR 3.60 million and EUR 16.8 million over 2002, 2003 and 2004 respectively. The increase in benefits paid out in 2004 was mainly due to the voluntarily early retirement program of the Greek Insurance subsidiary of the Bank.

        Net periodic pension costs for these defined benefit plans include the following components for the years ended December 31:

	2002	2003	2004
	(EUR in millions)
Service cost	9.4	11.9	13.4
Interest cost	14.2	15.3	18.4
Expected return on plan assets	(8.0)	(7.2)	(8.8)
Amortization of actuarial gains	4.4	2.7	3.5
Amortization of transition obligation	4.8	4.8	—
Amorization of prior year cost	—	(0.1)	(0.1)
Additional costs of extra benefits	—	—	26.5
Other income	—	—	(6.1)
Additional charge for acquisition	5.4	22.9	—
Admission of new employees and other	15.0	—	—

Net periodic pension cost	45.2	50.3	46.8

Extraordinary item charge	38.3	—	—

        Weighted average assumptions used to determine the net periodic pension cost for the years ended December 31:

	2002	2003	2004
Discount rate	5.5%	5.5%	5.5%
Expected return on plan assets	6.5%	6.5%	6.5%
Rate of compensation increase	4.5%	4.5%	4.0%

        To set the expected long-term rate of return assumptions the Group, in consultation with its advisors, uses forward-looking assumptions in the context of historical returns and volatilities of each asset class as well as correlations among asset classes. The expected long-term rate of return assumption is annually adjusted based on revised expectations of future investment performance of the overall capital markets, as well as changes to local regulations affecting investment strategy. The weighted average expected long-term rate of return assumption used in computing the 2004 net periodic pension cost was 6.5%.

        The aggregated funding status recognized in the consolidated balance sheet is reconciled below as follows for the years ended December 31:

	2002	2003	2004
	(EUR in millions)
Change in benefit obligation:
PBO, beginning of year	809.3	280.8	348.0
Service cost	9.4	11.9	13.4
Interest cost	14.2	15.3	18.4
Employee contributions	5.5	7.1	5.6
Actuarial gain	0.4	26.4	42.0
Adjustment for disposal and other	(540.7)	24.6	(0.6)
Benefits paid	(17.3)	(18.1)	(47.1)
Payments due to termination benefits	—	—	19.5
Expenses	—	(0.1)	—
Prior service cost arising over last period	—	0.1	0.9

PBO, end of year	280.8	348.0	400.1

	2002	2003	2004
	(EUR in millions)
Change in plan assets:
Fair value, beginning of year	627.5	111.3	135.0
Actual return on assets	(4.5)	12.6	30.4
Adjustment for disposals and other	(514.4)	1.2	(1.6)
Employer contributions	14.5	17.6	17.3
Employee contributions	5.5	7.1	5.6
Expenses	—	(0.3)	(0.2)
Benefits paid	(17.3)	(14.5)	(30.3)

Fair value, end of year	111.3	135.0	156.2
Funded status, end of year	(169.6)	(213.0)	(243.9)
Unrecognized net obligation existing at transition	4.8	—	—
Unrecognized prior service cost	—	0.1	1.0
Unrecognized net loss	49.3	67.8	84.5

Accrued benefit cost	(115.5)	(145.1)	(158.4)

        The weighted-average assumptions used in determining the projected benefit obligation of such plans at December 31 are as follows:

	2002	2003	2004
Discount rate	5.5%	5.5%	5.2%
Rate of compensation increase	4.5%	4.0%	4.1%

        Amounts recognized in the Consolidated Financial Statements as at December 31,

	2003	2004
	(EUR in millions)
Prepaid benefit	—	6.4
Accrued benefit cost	(145.1)	(186.7)
Intangible asset	—	0.9
Accumulated Other Comprehensive Income	—	21.0

Net amount recognized	(145.1)	(158.4)

Additional year-end information for pension plans with accumulated benefit obligations in excess of plan assets

	2003	2004
	(EUR in millions)
Projected benefit obligation	348.1	400.1
Accumulated benefit obligation	250.4	308.9
Fair value of plan assets	135.1	156.3
Additional Minimum Pension Liability
Additional minimum liability	—	21.9
Intangible asset	—	(0.9)
Accumulated other comprehensive income	—	(21.0)

Plan Assets

		Percentage of Plan Assets as at December 31
	Target Allocation 2005
		2004	2003
Asset category:
Equity securities	45%–55%	50%	57%
Debt securities	20%–30%	25%	7%
Real estate	1%–3%	2%	2%
Cash and cash equivalents	15%–25%	20%	30%
Other	2%–5%	3%	4%

		100%	100%

        The overall investment objective of the Group is to optimize returns at an acceptable level of risk within the requirements of the local laws, where applicable. The plan assets of group insurance policies that are invested in Greece are restricted by local requirements that do not allow more than 30% of plan assets to be allocated to equity securities. For the remaining plan assets, there are no restrictions under local legislation regarding the type of assets that the plan may hold. The overall aim to maximize investment returns over the long-term within the necessary constraints of prudence and caution is achieved by allocating funds to the major asset classes allowing for a level of liquidity that matches short-term cash outflows from the plan.

        Equity securities include common stock of the Bank in the amount of EUR 58 million (43 percent of the total plan assets) and EUR 60.8 million (38.9 percent of total plan assets) at December 31, 2003 and 2004 respectively. There were no Group debt or property included in the Plan Assets in 2003 and 2004 respectively.

Projected Benefit Payments

        Benefit payments projected to be made from the defined benefit Pension Plans are as follows:

Benefit payments projected
(EUR in millions)
2005	57.2
2006	16.1
2007	21.6
2008	26.9
2009	29.3
2010-2014	206.4

        The Group expects to contribute EUR 19.6 million in 2005 with respect to the defined benefit plans.

f)     Post-Retirement Benefit Plans Other Than Pensions previously accounted for as Defined Benefit Plans

Ethniki Hellenic General Insurance Company Health Plan (T.A.P.A.E.) and National Bank of Greece Health Plan (T.Y.P.E.T)

        The above post-retirement health plans, which were previously accounted for as defined benefit plans, are accounted for in 2002, 2003 and 2004, as defined contribution plans. In the opinion of the Group's legal counsel, following the enactment of Law 3029/11.07.2002, on "Reform of the Social Security System", the Group is under no obligation to cover possible future plan deficits for these plans.

        Under the provisions of Law 3029/11.07.2002, the Greek State shall undertake the obligation to fund the deficits of the funds that operate in the form of legal entities governed by public Law. This provision applies to T.A.P.A.E., and accordingly, this is accounted for as a defined contribution plan starting from the date of enactment of the Law (July 11, 2002).

        In addition, the Law provides a mechanism for the combination of funds operating either as legal entities governed by private Law such as T.Y.P.E.T. or any other legal form, providing benefits specifically to banking industry employees. The Law mandates the governing boards of the funds to take the appropriate resolutions and draw the statutes of the combined fund, which will assume the plan assets and liabilities of the predecessor plans as the successor fund. The Bank has no legal obligation to contribute to the existing or the combined fund any amounts in excess of its defined contributions of 6.25% of employees' salaries. Accordingly, T.Y.P.E.T. has also been accounted for as a defined contribution plan starting from the date of enactment of the Law (July 11, 2002).

        The settlement of these plans resulted in a gain of EUR 212.9 million in 2002, which was accounted for as extraordinary item.

g)     Post-retirement Benefit Plans Other Than Pensions:

        The Group also sponsors other post retirement benefit plans other than pensions, which provide for various health benefits including post-retirement health benefits. The funding policies vary slightly but typically include employee and employer defined contributions in accordance with Greek laws regarding such plans.

        Net periodic post-retirement benefit cost included the following components for the years ended December 31:

	2002	2003	2004
	(EUR in millions)
Service cost	—	—	0.1
Interest cost	0.2	0.2	0.1
Expected return on plan assets	—	—	—
Amortization of actuarial gain	—	—	—
Amortization of transition obligation	—	—	—
Amortization of unrecognized net (gain)/loss	—	0.2	—
Amortization of prior service cost	—	0.2	—
Adjustment for disposal and other	—	(0.4)	—
Other	(1.0)	—	—

Net periodic benefit cost	(0.8)	0.2	0.2

Extraordinary item credit	(212.9)	—	—

        The aggregated funding status for other post-retirement benefit costs recognized in the consolidated balance sheet is reconciled below as follows for the years ended December 31:

	2002	2003	2004
	(EUR in millions)
Change in benefit obligation:
APBO, beginning of year	639.3	3.0	2.9
Service cost	—	—	0.1
Interest cost	0.2	0.2	0.1
Employee contributions	—	—	—
Actuarial gain	0.6	0.5	(0.4)
Adjustment for disposal and other	(637.0)	(0.8)	(0.2)
Benefits paid	(0.1)	(0.1)	(0.1)
Prior service cost arising over last period	—	0.1	—

APBO, end of year	3.0	2.9	2.4

Change in plan assets:
Fair value, beginning of year	103.7	—	—
Actual return on assets	—	—	—
Adjustment for disposal and other	(103.7)	—	—
Employer contributions	—	—	—
Employee contributions	—	—	—
Benefits paid	—	—	—

Fair value, end of year	—	—	—
Funded status, end of year	(3.0)	(2.9)	(2.4)
Unrecognized net obligation existing at transition	—	(0.1)	(0.1)
Unrecognized net loss	—	0.3	(0.1)

Accrued benefit cost	(3.0)	(2.7)	(2.6)

        The weighted-average assumptions used in determining the post-retirement projected benefit obligation and net periodic pension cost of such plans at December 31, are as follows:

	2002	2003	2004
Discount rate	5.5%	5.5%	5.9%
Health care cost trend ultimate rate	4.5%	4.0%	5.0%

        These assumptions have a significant effect on the amounts reported above. A sensitivity analysis follows:

	2002	2003	2004
	(EUR in millions)
Effect of a 1% increase in assumed costs:
Effect on service and interest cost	0.0	0.0	0.0
Effect on APBO	0.6	0.1	0.1
Effect of a 1% decrease in assumed costs:
Effect on service and interest cost	(0.0)	(0.0)	(0.0)
Effect on APBO	(0.5)	(0.1)	(0.1)

NOTE 37:    ACCUMULATED OTHER COMPREHENSIVE INCOME

        The components of accumulated other comprehensive income, net of taxes, comprise:

	Foreign Currency Items	Unrealized Gains on Available-for-Sale Securities	Additional minimum pension liability	Accumulated Other Comprehensive Income
	(EUR in thousands)
Balance, January 1, 2002	26,324	(58,175)	—	(31,851)
Changes during 2002	(23,691)	(33,866)	—	(57,557)

Balance, December 31, 2002	2,633	(92,041)	—	(89,408)

Changes during 2003	(23,572)	110,072	—	86,500

Balance, December 31, 2003	(20,939)	18,031	—	(2,908)

Changes during 2004	(9,202)	46,098	(18,796)	18,100

Balance, December 31, 2004	(30,141)	64,129	(18,796)	15,192

NOTE 38:    FOREIGN EXCHANGE POSITION

        At December 31, 2004 the EUR equivalent of the assets and liabilities, which are denominated in foreign currency, amounted to EUR 9,812,199 thousand (EUR 10,544,984 thousand for 2003 and EUR 12,020,642 thousand for 2002) and EUR 10,333,271 thousand (EUR 10,806,356 thousand for 2003 and EUR 11,913,031 thousand for 2002) respectively.

NOTE 39:    POST BALANCE SHEET EVENTS

(a)   Dividends Declared

        On May 17, 2005 at the Annual General Meeting of the Shareholders of the Bank, the shareholders approved the distribution of a cash dividend in the amount of EUR 0.60 per share.

(b)   Approval of buy-back program of own shares

        On May 17, 2005 at the Annual General Meeting of the Shareholders of the Bank, the shareholders renewed the buy-back program of own shares of the Bank pursuant to Article 16, par. 5 et seq. of Codified Law 2190/1920, according to which the Bank is entitled to purchase own shares up to 5% of its paid up share capital, between a minimum price of EUR 4.5 and a maximum of EUR 37 per share.

(c)   Stock Option Program

        On June 22, 2005 at a General Meeting of Shareholders a stock options program (the Program) was approved for the executive members of the Board of Directors (BoD), management and staff of the Group.

        The Program shall last for five years and expire in 2010. The Bank's BoD may decide to grant the options one-off or in parts at any time at its discretion. The maximum number of shares to issued under the Program shall be 2.5 million. The strike price shall be within the range of EUR 4.50 to 70% of the average price thereof within the time period from 01 January of the year the options are granted until the date they are first exercised.

        All other details of the Program shall be decided by the BoD at a later date.

(d)   The issuance of EUR 230 million Series D CMS-LINKED NON CUMULATIVE NON VOTING PREFERRED SECURITIES

        In February 2005, NBG Funding Ltd, a VIE not consolidated by the Bank issued EUR 230 million Series D CMS-LINKED NON CUMULATIVE NON VOTING PREFERRED SECURITIES guaranteed by the Bank. The shares were issued at par and they are perpetual and may be redeemed in whole but not in part on February 16, 2015 or on any dividend date falling thereafter subject to the consent of the Bank. The preferred dividends rate is 6% for the first five years, paid annually and then is determined as the 10 year mid swap rate in EUR versus the six months Euribor less the 2 year mid swap rate in EUR versus the 6 month Euribor, subject to a minimum rate of 3.25% and a maximum rate of 10% per annum.

(e)   Subordinated fixed rate debt

        In June 2005, NBG Finance plc a VIE that is not consolidated by the Group, issued JPY 30 billion Callable Subordinated fixed rate Notes guaranteed on a subordinate basis by the Bank due in June 2035 under the EUR 1 billion Global Medium Term Note Programme.

        The new deal was launched on June 24, 2005 with settlement on June 28, 2005. The Notes may be redeemed at the option of the Bank in or after June 2015. The notes carry fixed rate interest of 2.755% which is payable semi-annually in arrears. The subordinated loan is carried at amortized cost. The commissions and other costs related to the issuance of those notes are amortized as interest expense on a constant yield basis over the period from the placement to the first redemption option.

(f)    Pension system reform

        New legislation was passed in June 2005 that provides for the Bank's employees' Main Pension Plan to be merged with IKA (State sponsored pension plan) on condition that the auxiliary plan is merged with IKA-ETEAM (State sponsored auxiliary plan) and ETAT (new auxiliary pension plan created by the State specifically for bank employees) by December 31, 2005. The plans will be merged if the interested parties (employees and employers) agree to their merger. The Law does not clarify all the conditions of the merger and as such the management of the Bank has not determined whether it is in the best interest of the Bank to propose the merger of the pension plans.

(g)   Absorption of National Investment Company

        The Board of Directors of National Bank of Greece S.A. and National Investment Company S.A. on May 13, 2005 decided to merge the two companies through absorption of the latter by the Bank, pursuant to the provisions of Companies Act 2190/20, Law 2166/93 and Law 2515/1997. The merger is expected to be completed by the end of 2005.

NOTE 40:    RECLASSIFICATION

        Certain amounts in prior periods have been reclassified to conform to the current presentation.

ITEM 19    EXHIBITS

Exhibit Number	Description of Exhibits
1	An English translation of the Articles of Association of the Bank, as amended with effect from October 14, 2004
8	Subsidiaries of the Bank.
12.1
Certification of the Chairman and Chief Executive Officer, the Deputy Chief Executive Officer and the Chief Financial Officer and Chief Operations Officer pursuant to Rule 13(a)-14(a) of the Securities Exchange Act of 1934.
13.1
Certification of Chairman and Chief Executive Officer, Deputy Chief Executive Officer and CFO and COO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Signatures

        The registrant hereby certifies that it meets all of the requirements for this filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NATIONAL BANK OF GREECE S.A. (Registrant)
By:	/s/ TAKIS ARAPOGLOU Name: Takis Arapoglou Title: Chairman and Chief Executive Officer

Date:  July 14, 2005

QuickLinks

TABLE OF CONTENTS
INTRODUCTION
PART I
  ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3 KEY INFORMATION
  ITEM 4 INFORMATION ON THE COMPANY
  ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
  ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  ITEM 8 FINANCIAL INFORMATION
  ITEM 9 THE OFFER AND LISTING
  ITEM 10 ADDITIONAL INFORMATION
  ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
  ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
  ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
  ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  ITEM 15 CONTROLS AND PROCEDURES
  ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT
  ITEM 16B CODE OF ETHICS
  ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES
  ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
PART III
  ITEM 17 FINANCIAL STATEMENTS
  ITEM 18 FINANCIAL STATEMENTS
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTANTS
NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  ITEM 19 EXHIBITS
Signatures