Form 20-F
period 2005-12-31
NATIONAL BANK OF GREECE SA
filed 2006-07-14
CIK 1096061

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ____________________ to ____________________

Commission file number 001-14960

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

None

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as at December 31, 2005, the close of the period covered by the annual report:

336,599,045 Ordinary shares of nominal value €4.80 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in  Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

INTRODUCTION

Information Regarding National Bank of Greece S.A. and the National Bank of Greece Group

Historically, Greek law prohibited banks from engaging directly in financial service activities outside their traditional deposit and loan functions. A remnant of such rules is that Greek banks are prohibited from providing leasing services directly, but may do so through dedicated subsidiaries. Therefore, specialized financial institutions were established in Greece, each for the provision of a particular type of financial service. A Greek bank that sought to provide multiple financial services to its customers would establish several subsidiaries, each a specialized institution within the bank’s integrated group of diverse financial services companies. As a consequence of this historical practice, the Greek financial services sector today is characterized by a group of specialized companies established around a principal bank. National Bank of Greece S.A. is such a principal bank, around which our consolidated subsidiaries are organized.

All references in this annual report on Form 20-F (the “Annual Report”) to the “Bank” or “NBG” are to National Bank of Greece S.A. without its subsidiaries. The Bank and its consolidated subsidiaries, collectively, are referred to in this Annual Report as the “NBG Group” or the “Group”. References to “NMB” are to National Mortgage Bank S.A., a domestic mortgage bank which was merged into the Bank on October 2, 1998. References to “ETEBA” are to National Bank for Investment and Industrial Development, a domestic investment bank which was a majority-owned subsidiary of the Bank until December 2002, when it was merged into the Bank.   All references in this Annual Report to “we”, “us” or “our” are, as the context requires, to the Bank or to the NBG Group as a whole.

Currency and Financial Statement Presentation

The NBG Group operates in many countries and earns money and makes payments in many different currencies. All references to “Greek drachmas”, “drachmas”, “Drs” or “GRD” are to Greek drachmas, all references to “$”, “U.S. dollars”, “USD” or “US$” are to United States dollars, all references to “ECU” are to the European Currency Unit of the European Union (“EU”) basket of currencies prior to its replacement by the euro, and all references to “€”, “EUR” or to “euro” are to the lawful currency of the member states of the European Union that have adopted the single currency in accordance with the Treaty Establishing the European Community, as amended by the Treaty on European Union and the Treaty of Amsterdam. References to “EMU” are to the European Economic and Monetary Union. All references to “CDN$” are to Canadian dollars, all references to “R” are to South African rand, all references to “CYP” are to Cyprus pounds, all references to “BGN” are to Bulgarian leva, all references to “RON” are to Romanian new lei and all references to “YTL” are to Turkish new lira.

Greece adopted the euro as its national currency on January 1, 2001, at which time the drachma ceased to exist as a separate legal currency. From January 1, 2001, the Greek drachma became the national denomination of the euro in Greece and was fixed against the euro at a rate of €1.00 = GRD 340.750. On January 1, 2002, euro bank notes and coins were introduced in the EMU countries and on March 1, 2002, drachmas (and all other national denominations of the euro) ceased to be legal tender and were replaced entirely by euro notes and coins. Financial statements for the NBG Group are therefore expressed in euro in this Annual Report. Financial statements and information for the year ended December 31, 2001 were recorded in Greek drachmas and have been re-expressed in euro, based on the fixed rate of €1.00 = GRD 340.750, to conform to the current presentation.

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

dollars of US$1.00 = €0.7986, as reported by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on June 23, 2006. Similar convenience translations, such as translations of Canadian dollars, South African rand, Cyprus pounds, Macedonian denars, Bulgarian leva, Romanian new lei and Turkish new lira into U.S. dollars, where indicated, have been made at the respective rates of Canadian dollars 1.1241 per U.S.$1.00, South African rand 7.4300 per U.S.$1.00, Cyprus pounds 0.4592 per U.S.$1.00, Macedonian denars 48.6184 per U.S.$1.00, Bulgarian leva 1.5619 per U.S.$1.00, Romanian new lei 2.8841 per US$1.00 and Turkish new lira 1.6791 per US$1.00. These are the respective Noon Buying Rates for the stated currencies on June 23, 2006.

The table below sets out the highest and lowest exchange rate between the euro and the U.S. dollar, for each of the completed six months preceding the filing of this Annual Report:

		Euro
Month	US$1.00=	High	Low
January, 2006		0.8347	0.8139
February, 2006		0.8432	0.8264
March, 2006		0.8413	0.8199
April, 2006		0.8271	0.7921
May, 2006		0.7932	0.7759
June, 2006		0.7720	0.7986

The following table sets forth the average exchange rates between the euro and the U.S. dollar for each of the four years ended December 31, 2002, 2003, 2004 and 2005 and for the current annual period through June 30, 2006, as well as the average exchange rates between the ECU and the U.S. dollar for the year ended December 31, 2001. The following exchange rates have been calculated using the average of the Noon Buying Rates for drachmas and euro (or ECUs, as applicable), respectively, during each of the past five annual periods, and for the current period through June 30, 2006.

Annual Period	US$1.00=	Euro/ECU
2001		1.1218
2002		1.0578
2003		0.8833
2004		0.8039
2005		0.8033
2006 (through June 30, 2006)		0.8124

Special Note Regarding Forward-Looking Statements

This Annual Report includes forward-looking statements. Such items in this Annual Report include, but are not limited to, statements under Item 3.D, “Risk Factors”, Item 4.B, “Business Overview” and Item 5, “Operating and Financial Review and Prospects”. Such statements can be generally identified by the use of terms such as “believes”, “expects”, “may”, “will”, “should”, “would”, “could”, “plans”, “anticipates” and comparable terms and the negatives of such terms. By their nature, forward-looking statements involve risk and uncertainty, and the factors described in the context of such forward-looking statements in this Annual Report could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about the Group, including, among other things:

•       our ability to develop and expand our business;

•       our ability to expand into new markets;

•       our ability to profit from synergies from past and planned acquisitions;

•       our ability to consummate the acquisition of and to successfully integrate Finansbank;

•       our ability to reduce costs;

•       our ability to integrate new information technology systems into our operations and to use these new systems to enhance profitability;

•       our ability to take advantage of new technologies;

•       the adequacy of our current provisions against problem loans, as well as future charges for non-performing loans;

•       overall economic conditions in Greece;

•       political and economic conditions in the countries outside Greece in which we operate, particularly in Southeast Europe (“SEE”), and, upon our acquisition of Finansbank, A.S. (“Finansbank”), Turkey which is expected to be completed in 2007;

•       volatility in the world’s securities markets;

•       the effects of regulation (including tax regulations and capital adequacy requirements) in Greece and other jurisdictions where we operate;

•       the effects of European Economic and Monetary Union;

•       the effects of litigation;

•       capital spending and financial resources;

•       our future revenues; and

•       other factors described under Item 3.D, “Risk Factors”.

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

ITEM 2                   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3                   KEY INFORMATION

A.   Selected Financial Data

The following information as at, and for the years ended, December 31, 2001, 2002, 2003, 2004 and 2005 has been derived from the consolidated financial statements of the Group. These financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and have been audited by Deloitte Hadjipavlou Sofianos & Cambanis S.A. The selected financial and operating data should be read in conjunction with Item 5 in this Annual Report and with the Group’s audited U.S. GAAP financial statements and the notes thereto as at December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 (the “U.S. GAAP Financial Statements”) included elsewhere in this Annual Report.

The following tables set forth selected financial information for the Group for the years ended December 31, 2001, 2002, 2003, 2004 and 2005.

	Year ended December 31,
	2001(1) EUR	2002(1) EUR	2003(1) EUR	2004(1) EUR	2005 EUR	2005(2) USD
	(in thousands, except per share data)
CONSOLIDATED STATEMENT OF INCOME DATA
Continuing operations
Total Interest Income	2,449,948	2,257,361	1,995,487	2,074,616	2,390,388	2,993,223
Total Interest Expense	(1,319,119)	(1,123,235)	(777,138)	(661,907)	(837,121)	(1,048,236)
Net Interest Income	1,130,829	1,134,126	1,218,349	1,412,709	1,553,267	1,944,987
Provision for loan losses	(153,687)	(133,925)	(139,061)	(201,234)	(225,013)	(281,759)
Non-interest Income
Profit on disposal and partial disposal of subsidiary undertakings	5,313	—	1,731	—	—	—
Profit/(loss) on disposal of equity investments	—	2,281	(1,343)	—	—	—
Credit card fees	46,754	57,393	64,561	75,220	79,675	99,768
Service charges on deposit accounts	15,941	28,358	42,027	43,293	38,218	47,856
Other fees and commissions	295,230	274,627	324,158	336,438	369,730	462,973
Net trading profit/(loss)	(92,396)	(228,342)	107,780	5,451	5,933	7,429
Net realized gains/(losses) on sales of available-for-sale securities	10,889	3,753	(98,046)	16,305	119,523	149,666
Equity in earnings/(losses) of investees	(1,086)	5,787	21,748	3,822	36,823	46,109
Other income	794,908	792,241	811,218	807,745	816,871	1,022,879
Total non-interest income	1,075,553	936,098	1,273,834	1,288,274	1,466,773	1,836,680

	Year ended December 31,
	2001(1) EUR	2002(1) EUR	2003(1) EUR	2004(1) EUR	2005 EUR	2005(2) USD
	(in thousands, except per share data)
Non-interest Expense
Salaries and employee benefits	774,557	846,468	798,444	956,871	893,368	1,118,667
Depreciation of premises and equipment	63,600	75,281	70,972	73,403	60,209	75,394
Amortization of intangible assets	61,868	40,011	28,855	31,774	23,898	29,925
Other than temporary impairment in available-for-sale securities	—	35,537	—	7,980	—	—
Impairment of Goodwill and equity method investments	—	—	210,762	—	16,162	20,238
Summary other(5)	926,280	1,036,653	1,042,191	1,270,597	1,001,068	1,253,528
Total non-interest expense	1,826,305	2,033,950	2,151,224	2,340,625	1,994,705	2,497,752
Income from continuing operations before income tax expense, minority interests, extraordinary item and effect of accounting change	226,390	(97,651)	201,898	159,124	800,322	1,002,156
Discontinued operations
Income from discontinued operations before income tax expense, minority interests, extraordinary item and effect of accounting change	12,873	49,836	44,443	51,877	46,773	58,569
Extraordinary item(6)	—	96,105	—	—	—	—
Net effect of change in accounting Principle(7)	29,047	—	—	—	—	—
Net income	204,974	126,873	127,496	210,270	555,194	695,209
Net income per share from continuing operations (after extraordinary item and the effect of accounting change)
Basic(3) and Diluted	0.58	0.31	0.32	0.56	1.63	2.04
Net income per share from continuing operations (before extraordinary item and the effect of accounting change)
Basic(3) and Diluted	0.48	0.00	0.32	0.56	1.63	2.04
Net income per share (after extraordinary item and the effect of accounting change)
Basic(3) and Diluted	0.66	0.41	0.40	0.66	1.71	2.14
Net income per share (before extraordinary item and the effect of accounting change)
Basic(3) and Diluted	0.57	0.10	0.40	0.66	1.71	2.15
Cash dividends declared per share(4)	1.09	1.10	0.45	0.65	1.00	1.25

(1)             Certain amounts in prior periods have been reclassified to conform to the current presentation and to reflect the disposal of Atlantic Bank of New York and NBG Canada. See Note 41 to the U.S. GAAP Financial Statements included in this Annual Report. Also, certain amounts in prior periods have been re-expressed in euro.

(2)             Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = €0.7986 on June 23, 2006. For information regarding the historical rates of exchange between the euro and the U.S. dollar, refer to “Introduction—Currency and Financial Statement Presentation” in this Annual Report.

(3)             The weighted average number of common shares takes into account the merger of the Bank with ETEBA, our investment banking subsidiary, in December 2002, the capitalization of reserves in May 2003, the capitalization of reserves in May 2004 and the merger of the Bank with National Investment Company.

(4)             The cash dividends declared per share information reflects dividends declared and paid in the year indicated in respect of net profits of the previous completed financial year, in accordance with the Bank’s dividend policy. See “—Dividends” in this Item 3.A.

(5)             “Summary other” comprises (i) occupancy expenses, (ii) equipment expenses, (iii) deposit insurance premiums and (iv) other non interest expenses.

(6)             Certain employee benefit plans which were previously accounted for as defined benefit plans were accounted for in 2002 and onwards either as defined contribution plans or plans no longer sponsored by the Bank.

(7)             Effective January 1, 2001, the Group changed its method of accounting for derivative instruments and hedging activities to conform to Statement of Financial Accounting Standards No. 133.

	Year ended December 31,
	2001(1) EUR	2002(1) EUR	2003(1) EUR	2004(2) EUR	2005 EUR	2005(2) US$
	(in thousands)
CONSOLIDATED BALANCE SHEET DATA
ASSETS
Cash and due from banks	1,296,306	764,512	789,920	703,408	1,510,972	1,892,026
Deposits with central bank	851,819	203,036	530,424	390,768	1,184,383	1,483,074
Federal funds sold and securities purchased under agreements to resell	2,121,388	4,744,943	3,458,270	3,784,470	2,495,733	3,125,135
Interest bearing deposits with banks	7,550,807	5,486,932	5,068,936	4,859,268	1,322,015	1,655,416
Money market investments	179,984	125,448	92,955	150,023	179,073	224,234
Trading assets	15,372,091	15,278,098	13,788,871	10,555,535	13,663,419	17,109,215
Securities:
Available-for-sale, at fair value and Held to maturity	3,494,516	3,843,962	5,514,615	3,548,381	2,627,876	3,290,603
Loans	20,346,565	20,631,325	22,933,040	27,175,405	30,674,173	38,409,934
Less: Allowance for loan losses	(1,014,927)	(1,011,145)	(1,047,493)	(1,115,212)	(1,092,545)	(1,368,075)
Net loans	19,331,638	19,620,180	21,885,547	26,060,193	29,581,628	37,041,859
Assets classified as held for sale (3)	—	—	—	—	2,754,517	3,449,182
Summary other assets(4)	4,742,116	5,179,106	4,198,361	4,600,734	4,687,883	5,870,127
Total assets	54,940,665	55,246,217	55,327,899	54,652,780	60,007,499	75,140,871
LIABILITIES AND SHAREHOLDERS’ EQUITY
Total deposits	41,318,265	40,288,833	42,042,945	40,242,676	45,251,084	56,663,015
Central bank borrowings	70,526	6,804	6,804	1,411	353	442
Federal funds purchased and securities sold under agreements to repurchase	6,387,482	8,278,892	6,078,897	6,664,782	2,726,817	3,414,497
Long-term debt	265,327	813,947	1,171,467	1,648,247	2,151,942	2,694,643
Liabilities classified as held for sale (5)	—	—	—	—	2,255,132	2,823,857
Summary other liabilities(6)	5,541,234	4,620,578	4,637,331	4,519,106	5,248,723	6,572,405
Total liabilities	53,582,834	54,009,054	53,937,444	53,076,222	57,634,051	72,168,859
SHAREHOLDERS’ EQUITY
Common stock	1,026,362	1,043,419	1,147,761	1,492,090	1,615,675	2,023,134
Additional paid-in capital	368,555	408,058	379,450	19,975	139,892	175,172
Accumulated other comprehensive income/(loss)	(31,851)	(89,408)	(2,908)	15,192	2,322	2,908
Treasury stock, at cost	(425,379)	(421,035)	(348,790)	(210,128)	(1,104)	(1,382)
Accumulated surplus	420,144	296,129	214,942	259,429	616,663	772,180
Total shareholders’ equity	1,357,831	1,237,163	1,390,455	1,576,558	2,373,448	2,972,012
Total liabilities and shareholders’ equity	54,940,665	55,246,217	55,327,899	54,652,780	60,007,499	75,140,871

(1)            Certain amounts in prior periods have been reclassified to conform to the current presentation and to reflect the disposal of Atlantic Bank of New York and NBG Canada. See Note 41 to the U.S. GAAP Financial Statements included in this Annual Report. Also, certain amounts in prior periods have been re-expressed in euro.

(2)             Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = €0.7986 on June 23, 2006. For information regarding the historical rates of exchange between the euro and the U.S. dollar, refer to “Introduction—Currency and Financial Statement Presentation” in this Annual Report.

(3)             “Assets classified as held for sale” comprise assets of NBG Canada and Atlantic Bank of New York which were sold in February 2006 and April 2006, respectively.

(4)             “Summary other assets” comprises (i) equity method investments, (ii) goodwill, (iii) software and other intangibles, net, (iv) premises and equipment, net, (v) customers’ liability on acceptances, (vi) accrued interest receivable, (vii) derivative assets, and (viii) other assets.

(5)             “Liabilities classified as held for sale” comprise liabilities of NBG Canada and Atlantic Bank of New York which were sold in February 2006 and April 2006, respectively.

(6)             “Summary other liabilities” comprises (i) other borrowed funds, (ii) acceptances outstanding, (iii) accounts payable, accrued expenses and other liabilities, (iv) insurance reserves, (v) derivative liabilities and (vi) minority interests.

SELECTED FINANCIAL RATIOS

	Year ended December 31,
	2001	2002	2003	2004	2005
	(%)
Return on assets(1)	0.20	0.04	0.21	0.30	0.96
Return on equity(2)	7.30	1.78	8.64	11.13	28.74
Average equity to average assets(3)	2.73	2.48	2.46	2.66	3.33

(1)             Calculated by dividing net income by average total assets as shown in Item 4.E under the subsection “Average Balances and Interest Rates”.

(2)             Calculated by dividing net income by average total equity. Average total equity is equal to the arithmetical average of total equity at the beginning and at the end of the period, these being the only dates for which the Group has calculated net equity according to U.S. GAAP.

(3)             Calculated by dividing average total equity by average total assets as shown in Item 4.E under the subsection “Average Balances and Interest Rates”.

For exchange rate information, see “Introduction—Currency and Financial Statement Presentation”.

Dividends

Under Greek law, the Bank can pay dividends out of:

•       distributable profits for the year, comprising profits net of tax, losses carried forward, and prior years’ tax audit differences; and

•       retained earnings, special reserves or ordinary reserves to the extent they exceed the amount required to be maintained by law.

Before paying dividends, the Bank, in accordance with our Articles of Association and Greek corporate law (codified law 2190/20), must allocate between 5% and 20% of our net profits to an ordinary reserve until this reserve equals at least one-half of the Bank’s share capital. Under the Bank’s Articles of Association and Greek corporate law, and subject to the limitations described above and below, each year the Bank is required to pay a minimum dividend out of the net profits for the year, if any, equal to the greater of:

•       6% of the Bank’s share capital; or

•       35% of the net profits of the Bank on a standalone basis for the year (after the deduction of statutory reserves and any profits resulting from the sale of equity participations that represent at least 20% of the paid-up share capital of a subsidiary company in which the Bank has held an equity participation for at least ten years). According to a recent law, unrealized profits from marking securities to market will be deducted from net profits in order to determine the minimum dividend.

Calculation of all such amounts is based on the financial statements of the Bank prepared in accordance with IFRS.

Any distribution of distributable profits in excess of the required dividend payments described above must be approved by a “General Meeting of Shareholders” (the Bank’s annual general meeting, which is referred to in this Annual Report as the “General Meeting”), with ordinary quorum and majority voting requirements, following a proposal of the Bank’s board of directors (which we refer to in this Annual Report as the “Board of Directors” or the “Board”). No distribution can be effected if, on the closing date of the last financial year, the total shareholders’ equity is, or will become after that distribution, lower than the total of the Bank’s share capital and the reserves, the distribution of which is prohibited by Greek law or the Bank’s Articles of Association. In any event, dividends may not exceed net profits for the last financial year, as increased by distributable reserves, the distribution of which is permitted as resolved at the General Meeting, and profits carried forward from previous years, and as decreased by any loss in the previous financial year and any compulsory reserves required by law or the Bank’s Articles of Association.

In the event that the obligatory dividend payments equal 35% of the net profits for the year (after the deduction of statutory reserves and any profits resulting from the sale of equity participations that represent at least 20% of the paid-up share capital of a subsidiary company in which the Bank has held an equity participation for at least ten years), the Bank’s shareholders  have two options. According to Greek Compulsory Law 148/1967, as amended by Greek Law 2753/1999, a majority representing at least 65% of the paid-up share capital may vote to pay the lower dividend of 6% of the Bank’s share capital. The remaining undistributed dividend must then be transferred to a special reserve which must, within four years following the General Meeting, be distributed in the form of a share dividend. Furthermore, a majority representing 70% of the Bank’s paid-up capital may vote to waive this share dividend.

Once approved, dividends must be paid to shareholders within two months of the date on which the Bank’s annual financial statements are approved. Normally, dividends are declared and paid in the year subsequent to the reporting period. Dividends are forfeited to the Greek Government if they are not claimed by shareholders within five years following December 31 of the year in which they were declared.

On May 18, 2004, at the Bank’s General Meeting, the Bank’s shareholders approved the distribution of a cash dividend in the amount of €0.65 per share with respect to the year ended December 31, 2003. On May 17, 2005, at the Bank’s General Meeting, the Bank’s shareholders approved the distribution of a cash dividend in the amount of €0.60 per share with respect to the year ended December 31, 2004. On April 27, 2006, at the Bank’s General Meeting, the Bank’s shareholders approved the distribution of a cash dividend in the amount of €1.00 per share with respect to the year ended December 31, 2005.

The following table sets forth the actual dividends declared by the Bank for the corresponding periods and the dividends as a percentage of previous year’s net income. For financial years up to and including the year ended December 31, 2004, dividends declared by the Bank in the following year are based on Greek GAAP, whereas for the financial year ended December 31, 2005 dividends are based on IFRS.

Year Ended December 31,	Amount of dividends per share, in EUR	Amount of dividends per share, in US$(1)	Number of shares entitled to dividend	% of previous year’s net income distributed
2002	1.10	1.38	228,080,452	38.7
2003	0.45	0.56	231,870,986	35.2
2004	0.65	0.81	255,050,388	40.6
2005	0.60	0.75	330,118,200	48.2
2006, through June 30	1.00	1.25	339,234,412	44.4

(1)             Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = €0.7986 on June 23, 2006.

The Bank currently expects to continue to pay dividends in accordance with the formula described above, subject to the financial condition of the Bank, the funding needs of our investment program and other relevant considerations.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

General

If you are considering purchasing our shares or American Depositary Receipts, you should carefully read and think about all the information contained in this document, including the risk factors set out below, prior to making any investment decision.

Risks Relating to Our Business

The state of the political and economic environment, particularly in Greece, significantly affects our performance.

Our operations and loan portfolio are mainly concentrated in Greece. For the financial year ended December 31, 2005, approximately 84.2% of our total income, and as of December 31, 2005, 86.8% of our loans and advances to customers, were derived from our operations in Greece. As a result, the state of the Greek economy significantly affects our financial performance as well as the market price and liquidity of the Bank’s shares. To a lesser but increasing extent, our performance is affected by the economic conditions and levels of economic activity in other countries in which we operate, such as Bulgaria, Romania and the Former Yugoslav Republic of Macedonia (“FYROM”). Consequently, an economic slowdown, a deterioration of conditions in Greece or other adverse changes affecting the Greek economy or the economies of these other countries could result in, among other things, higher rates of credit defaults on loans or declines in new borrowing, which could adversely impact our business, financial condition, cash flows and results of operations. Moreover, the political environment both in Greece and in other countries in which we operate may be adversely affected by events outside our control, such as changes in government policies, EU Directives in the banking sector and other areas, political instability or military action affecting Europe and/or other areas abroad and taxation and other political, economic or social developments in or affecting Greece and the countries in which we operate or may plan to expand.

Volatility in interest rates may negatively affect our net interest income and have other adverse consequences.

Interest rates are highly sensitive to many factors beyond our control, including monetary policies and domestic and international economic and political conditions. As with any bank, changes in market interest rates could affect the interest rates we charge on our interest-earning assets differently than the interest rates we pay on our interest-bearing liabilities. This difference could reduce our net interest income. Since the majority of our loan portfolio effectively re-prices in five years or less, rising interest rates may also result in an increase in our impairment losses on loans and advances if customers cannot refinance in a higher interest-rate environment. Further, an increase in interest rates may reduce the demand for loans and our ability to originate loans. Conversely, a decrease in the general level of interest rates may adversely affect us through, among other things, increased pre-payments on our loan and mortgage portfolio and increased competition for deposits. Likewise, a decrease in interest rates may affect our ability to issue mortgage-backed securities, securitize parts of our balance sheet or otherwise issue debt securities.

Our lending margins may decline.

The Greek banking industry has historically enjoyed high loan margins compared to other EU member states. However, as Greece’s economy converges with those of other countries in the European Union, margins have been declining. In addition, the adoption of rules for the enhancement of transparency in the financial services market by the Bank of Greece and a recent court judgment on consumer protection are expected to result in lower margins with respect to consumer loans and credits for banks operating in Greece. A further decline in lending margins would have a negative impact on our results from operations.

We face significant competition from Greek and foreign banks.

Deregulation has led to increased competition in the Greek banking sector. In addition, consolidation among Greek banks has led to increased competition resulting from the increased efficiency and greater resources of these combined entities. We also face competition from foreign banks, some of which have resources significantly greater than our own. Notwithstanding our leading position in Greece in certain products and services, we may not be able to continue to compete successfully with domestic and international banks in the future.

We conduct significant international activities and are expanding in emerging markets.

We have built up substantial operations in Bulgaria, Romania, FYROM and other developing economies. Our international operations are exposed to the risk of adverse political, governmental or economic developments in the countries in which we operate. In addition, most of the countries outside Greece in which we operate are emerging markets where we face particular operating risks. These factors could have a material adverse effect on our financial condition and results of operations. Our international operations also expose us to foreign currency risk. A decline in the value of the currencies in which our international subsidiaries receive their income or hold their assets relative to the value of the euro may have an adverse effect on our financial condition and results of operations. For example, between April 3, 2006 (the date we entered into an acquisition agreement to acquire a 46% stake in Finansbank, a commercial and retail bank in Turkey (the “Acquisition Agreement”) and June 23, 2006, the value of the New Turkish Lira depreciated against the euro by 29.4%.

We are actively pursuing expansion of our international market position, principally through acquisitions in Turkey, Serbia, Romania and other countries in South Eastern Europe, Eastern Europe and the Southeast Mediterranean region. We are currently evaluating a number of acquisition candidates in these regions and, consequently, we anticipate that our operations and our shareholders will increasingly be exposed to risks associated with acquisitions generally, as well as specific risks relating to business operations in these emerging markets.

Our ability to reduce staff in Greece is limited.

Part of our strategy is to increase profitability by making our operations more efficient. Our ability to realize one component of this, reducing staff, is limited by Greek labor laws, our company collective agreement, current employment regulation and our desire to maintain good relations with our employees. As a result, we will continue to depend on voluntary redundancies and attrition to achieve staff reductions. We will continue to assess whether we will be able to reduce our staff. However, we may not always be successful in doing so.

We could be exposed to significant future pension and post-retirement benefit liabilities.

In common with other large companies in Greece that are, or were, in the public sector, the employees of the Bank and certain of our subsidiaries participate in employee-managed pension schemes. The Bank makes significant contributions to these schemes. In addition, the Bank and several of our subsidiaries offer other post-retirement benefit plans, including medical benefit plans. Our consolidated net liability under these plans at December 31, 2005 was €372.1 million, determined by reference to a number of critical assumptions that are subject to potential variation. Such variation may cause us to incur significantly increased liability in respect of these obligations. For more information on these assumptions and our current obligations under pension plans, see Note 37 to the U.S. GAAP financial statements for the year ended December 31, 2005, included in this Annual Report.

Legislation passed in 1992 provides that state-controlled employers, as well as employers that had been controlled by the state in the past (including the Bank), are not liable for annual operating deficits of their company-specific main pension funds in excess of the amount of the annual operating deficit recorded in 1992. Under this legislation, the Bank is responsible for operating deficits of its Main Pension Fund up to €25.2 million per year. The Bank has not been required to make any relevant payment to the Main Pension Fund up to this date. However, we expect that the Main Pension Fund will experience operating deficits in the future and that the Bank may be required to make payments to this Fund to cover these deficits. In addition, it is currently unclear what effect new legislation and the potential merger of the Main Pension Fund into the main state sponsored fund (“IKA”), described below, could have on the Bank’s obligations with respect to these operating deficits.

In recent years, the Greek Government has introduced legislation seeking to reform the Greek pension system. In 2002, the Greek Government passed legislation under which it provided that the plans that operate in the form of public-law entities, including the Bank’s employees’ Main Pension Fund, would merge with the main state sponsored Social Security Fund (“IKA”) by 2008. In 2005 and 2006, the Greek Government passed further legislation (Law 3371/2005, as amended) permitting certain bank employee main pension schemes to merge into IKA earlier than in 2008, and permitting other bank employee auxiliary pension schemes to merge with the new Insurance Fund of Bank Employees (“ETAT”). The new law provides that, in connection with the merger of auxiliary schemes with ETAT, the relevant employer shall make a payment to ETAT solely in an amount to be determined by an independent economic study commissioned by the Ministry of Finance pursuant to this legislation.

In April 2006, the Bank applied under Law 3371/2005, as amended, to merge its Auxiliary Pension Fund into ETAT, and to merge the Main Pension Fund with IKA earlier than 2008. It is possible that we may make a significant cash payment to ETAT in connection with the merger of the Bank’s employee pension schemes with ETAT.

The foregoing developments, as well as future interpretations of existing laws and any future legislation regarding pensions and pension liabilities or other post-retirement benefit obligations, may increase the liability of the Bank or its subsidiaries with respect to pension and other post-retirement benefit plan contributions to cover actuarial or operating deficits of those plans.

The Greek banking sector is subject to strikes.

Most of our employees belong to a union and the Greek banking industry has been subject to strikes, such as in June 2005 when the Union of Greek Bank Employees went on strike for 23 days over proposed pension reform legislation then under consideration by the Greek Parliament. Moreover, strikes over issues such as pensions and wages occur sporadically. Accordingly, labor unrest could have a material adverse effect on the Bank’s operations.

Our accounting policies relating to the treatment of delinquent loans in Greece and in some of our non-Greek subsidiaries differ from those followed by banks in certain other countries.

Pursuant to Greek law, the Bank ceases to accrue interest on commercial loans in Greece when they are delinquent for 180 days, and on consumer and credit card loans when they are delinquent for 100 days. This is longer than would be the case if such loans were extended in some European countries and in the United States, where loans are generally considered non-performing if they are delinquent for 90 days. Consequently, there is a risk our financial statements may understate our level of non-performing loans and overstate our interest income relative to banks in other countries.

Non-performing loans have had a negative impact on our operations and may continue to do so.

Non-performing loans represented approximately 4.7% of our total loan portfolio as at December 31, 2005. As a result of certain tax and legal considerations, non-performing loans generally remain on our balance sheet significantly longer than for other banks in the EU. See Item 4.E, “Business Overview—Selected Statistical Data—The Group’s Treatment of Non-Performing Loans”.

Our current credit approval and monitoring procedures focus on the borrower’s cash flow and ability to repay in an effort to improve the quality of our loan assets and mitigate future provisions for non-performing loans. However, we cannot assure you that these credit approval and monitoring procedures will reduce the amount of provisions for loans that become non-performing in the future. Future provisions for non-performing loans could have a materially adverse impact on our operating results. In addition, a downturn in the global economy would potentially result in a higher proportion of non-performing loans.

We are exposed to credit risk, market risk, operational risk, liquidity risk and insurance risk.

As a result of our activities, we are exposed to a variety of risks, among the most significant of which are credit risk, market risk, operational risk, liquidity risk and insurance risk. Failure to control these could result in material adverse effects on our financial performance and reputation.

•       Credit Risk.   Credit risk is the risk of financial loss relating to the failure of a borrower to honor its contractual obligations. Credit risk arises in lending activities and also in various other activities where we are exposed to the risk of counterparty default, such as our trading, capital markets and settlement activities. Counterparty default can be caused by a number of reasons, which we may not be able to accurately assess at the time we undertake the relevant activity. Moreover, we cannot assure you if and when a complete and fully reliable database of non-defaulted loans will be available to us. The database that monitors defaulting customers across the banking system in Greece (“Teiresias”), reliably monitors defaults, but not aggregate amounts of non-defaulted loans outstanding to a debtor. Consequently, the Bank is subject to the risk that its counterparties may have borrowed unsustainably large amounts from other banks. While Teiresias is in the process of setting up a database for non-defaulted loans, this database is incomplete, and we cannot assure you if and when a reliable database of non-defaulted loans will be available to us.

•       Market Risk.   Market risk includes, but is not limited to, interest rate, foreign exchange rate, bond price and equity price risks. Changes in interest rate levels, yield curves and spreads may affect our net interest margin. Changes in currency exchange rates affect the value of assets and liabilities denominated in foreign currencies and the value of our assets in foreign currencies and may affect income from foreign exchange dealing. If our acquisition of Finansbank is successful, for instance, we will be exposed to exchange rate risk from the New Turkish Lira. The performance of financial markets may cause changes in the value of our investment and trading portfolios. We have implemented risk management methods to mitigate and control these and other market risks to which we are also exposed. However, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on our financial performance and business operations.

•       Liquidity Risk.   The inability of any bank, including us, to anticipate and provide for unforeseen decreases or changes in funding sources could have consequences on such bank’s ability to meet its obligations when they fall due. Moreover, if the Acquisition is successful, we may need to support the funding of the ongoing operations of Finansbank through recourse to external financing, including wholesale and retail money markets. This could affect our liquidity available for other purposes.

•       Operational Risk.   Operational risk corresponds to the risk of loss due to inadequate or failed internal processes, or due to external events, whether deliberate, accidental or natural occurrences. Internal processes include, but are not limited to, employees and information systems. External events include floods, fires, earthquakes or terrorist attacks, fraud by employees or others, errors by employees, failure to comply with regulatory requirements and conduct of business rules or equipment failures.

•       Insurance Risk.   Insurance risk is the risk to earnings due to mismatches between expected and actual claims. Depending on the insurance product, this risk is influenced by macroeconomic changes, changes in customer behavior, changes in public health, pandemics and catastrophic events (earthquake, industrial disaster, terrorism, etc.).

We may incur significant losses on our trading and investment activities due to market fluctuations and volatility.

We maintain trading and investment positions in debt, currency, equity and other markets. These positions could be adversely affected by volatility in financial and other markets, creating a risk of substantial losses. Volatility can also lead to losses relating to a broad range of other trading and hedging products we use, including swaps, futures, options and structured products. For further information on market risk exposures in those portfolios, you should refer to Item 4.E, “Selected Statistical Data—Credit Quality—Risk Management” below.

Our hedging may not prevent losses.

If any of the variety of instruments and strategies that we use to hedge our exposure to various types of risk in our businesses is not effective, we may incur losses. Many of our strategies are based on historical trading patterns and correlations. Unexpected market developments therefore may adversely affect the effectiveness of our hedging strategies. Moreover, we do not hedge all of our risk exposure in all market environments or against all types of risk. In addition, the manner in which gains and losses resulting from certain ineffective hedges are recorded may result in additional volatility in our reported earnings.

An interruption in or a breach of security in our information systems may result in lost business and other losses.

As most other banks do, we rely on communications and information systems provided by third parties to conduct our business. Any failure or interruption or breach in security of these systems could result in failures or interruptions in our customer relationship management, general ledger, deposit, servicing and/or loan organization systems. We cannot provide assurances that such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures or interruptions could result in a loss of customer data and an inability to service our customers, which could have a material adverse effect on our financial condition and results of operations.

State-related entities may have an important influence on the Bank.

Although the Greek Government does not directly own any of our shares, it may exercise a degree of indirect influence on us, through certain state-related entities (primarily pension funds, most of whose boards of directors are appointed by the Greek Government), which on June 23, 2006, owned shares representing approximately 21.3% of our issued share capital. See Item 7.A, “Major Shareholders and Related Party Transactions—Major Shareholders—State Interests”.

Our Articles of Association do not provide any special voting rights to any class of shares or shareholders and there is no law in Greece that gives control over the Bank to the Greek Government. However, if there is not a full voting participation by all of our shareholders at a given shareholders’ meeting, these state-related entities, despite holding a minority of our total shares, may have a voting majority at such meeting. For instance, this could allow them to influence the election of members of our Board of Directors.

Future acquisitions may result in unexpected losses.

Typically, when we acquire a banking business, we acquire all of its liabilities as well as its assets. Our acquisition procedures may fail to identify all actual or potential liabilities of a company prior to its acquisition, and we may be unable to obtain sufficient indemnities to protect ourselves against such acquired liabilities. For example, the failure to identify and accurately determine the level of credit risk or market risk to which an acquired bank is exposed prior to its acquisition may lead to unexpected losses following the acquisition, which may have a significant adverse effect on our results of operations and financial condition. This may apply to our proposed acquisition of Finansbank. See “—Risks Relating to the Acquisition of Finansbank” below.

Risks Relating to the Acquisition of Finansbank

The Bank plans to acquire the Turkish operations of Finansbank, a commercial and retail bank in Turkey, through the acquisition of 46% of Finansbank’s ordinary shares and 100% of Finansbanks so-called founder shares (“the Acquisition”) and a tender offer for the remainder of Finansbank’s ordinary shares (the “Tender Offer”) to be completed in 2007. Founder shares have no voting power but are entitled to receive 10% of statutory profit as dividend, after allocation of tax, legal reserve and first dividend (5% of nominal share capital) to shareholders. The planned Acquisition of Finansbank is subject to a number of conditions precedent, which if not fulfilled may prevent its closing; if the acquisition of Finansbank is not completed, we may not be able to achieve our stated objectives and we would not be able to use the net proceeds of the rights issue as anticipated.

Our acquisition of a controlling stake in Finansbank is subject to a number of conditions. These conditions are both substantive and procedural in nature, and include, amongst other things, formal approval by the Turkish Banking Regulation and Supervision Agency (“BRSA”), approval by the Turkish Competition Board (“TCB”), the consent of the Bank of Greece (which we have obtained provided the total price payable by us for the Acquisition and the Tender Offer shall not exceed €4.2 billion), the sale by Finansbank of its non-Turkish subsidiaries (other than its subsidiary in Malta) to Fiba Holding and any required approvals relating to such sale. While the Bank’s management expects all conditions to be fulfilled or waived and the closing of the Acquisition to take place within the third quarter of 2006, there can be no assurance that the transaction will close on a timely basis or at all.

If the Acquisition is not completed, we may be unable to achieve our strategic objective of expanding into the Turkish market and the operational targets identified in this Annual Report in connection with the Acquisition, which could have a material adverse effect on the value of our ordinary shares. If the Acquisition or the Tender Offer is not completed, and if we do not make further acquisitions in the region as we expect, we intend to return to all shareholders capital in excess of amounts management considers necessary to maintain an appropriate core Tier I ratio. Any such potential acquisitions may subject holders of our ordinary shares generally, to risks associated with such acquisitions, which cannot be determined at present.

Expanding in Turkey carries specific macroeconomic and political risks.

As a result of our acquisition of Finansbank, we will be subject to operating risks in Turkey, including the following:

•       Turkey is a parliamentary democracy, and although stable, is not free from political uncertainty. In particular, Turkey is in the process of seeking integration into the EU, and on October 3, 2005, accession negotiations with the EU were opened. There can be no assurance, however, that Turkey will be able to meet the criteria applicable to become a member state of the EU or that the EU will maintain its current approach regarding the candidacy of Turkey. A failure of Turkey to become an

EU member state could have a negative impact on the Turkish economy and Finansbank’s operations.

•       Political instability in the Middle East and military operations in neighboring Iraq have increased the political and economic risks in the region. The current situation in Iraq may contribute to further tension and may result in terrorist activities in Turkey. These risks may have an impact on the Turkish economy and our operations there.

•       Turkey has many characteristics of a developing economy. Over the past two decades, the Turkish economy has undergone a transformation from a highly protected and regulated system to a more free market economy. The Turkish economy has, in general, responded well to this transformation, showing an overall pattern of growth from 1992 to 2005. However, the Turkish economy has experienced a succession of financial crises, including those in 2000 and 2001, as well as macroeconomic imbalances, including substantial budget deficits, significant balance of payments deficits, high rates of inflation and high real rates of interest. In addition, Turkey has experienced hyperinflation until recently. There can be no assurance that Turkey will not face more financial crises, which could have a negative impact on Finansbank’s operations.

•       Historically, the Turkish currency has been subject to significant volatility against the euro and other currencies. For example, between April 3, 2006 (the date we entered into the Acquisition Agreement) and June 23, 2006, the value of the New Turkish Lira depreciated against the euro by 29.4%. These fluctuations could have a negative impact on the value of our investment in Finansbank and on our overall profitability.

•       Relations between Greece and Turkey have gone through periods of tension. As a result of our acquisition of Finansbank, Finansbank may be adversely affected by negative perceptions of Greece that may be held by certain of Finansbank’s customers. A significant loss of customers could have a material adverse effect on the development of our business in Turkey and on our overall profitability.

•       We believe the general level of macroeconomic and political risk to be higher in Turkey than in other countries whose economies and banking markets are more developed and that are already members of the EU. While we believe there is potential for substantial growth in the Turkish banking market, there is no guarantee that such growth will occur or that Finansbank will be able to benefit from that growth. Adverse macroeconomic and political events, which limit economic growth in Turkey or restrict the growth of the banking market, would adversely affect Finansbank’s business and could adversely affect the Bank’s business, results of operations or financial condition.

Changes in the competitive environment in Turkey may adversely affect Finansbank’s business.

Increased competition from existing competitors or from new entrants to the Turkish market could limit Finansbank’s ability to grow or to maintain its market share and could cause downward pressure on margins, which could adversely affect the Group’s ability to meet its strategic objectives in Turkey. At the same time, convergence with the economies of existing EU member states could result in decreasing interest rate levels in Turkey, which could result in a decrease in Finansbank’s interest margins.

A failure to integrate Finansbank effectively and in a timely manner could adversely affect our business.

Our planned investment in Finansbank represents our largest acquisition to date. In addition to the usual risks relating to acquisitions, (see “—Future acquisitions may result in unexpected losses” above), the acquisition of Finansbank may pose a number of potentially significant risks in integrating Finansbank’s operations with our own, including our ability to manage an integration process of this magnitude and our ability to retain key employees in Finansbank.

We have no previous experience in running banking operations in Turkey. Although we have successfully integrated banks acquired in other markets we have recently entered, we could encounter significant unexpected difficulties or incur material unexpected expenditures in connection with the integration of Finansbank. The failure to integrate Finansbank successfully and on a timely and efficient basis could have a significant adverse effect on the Bank’s business, results of operations and financial condition.

Moreover, under the Acquisition Agreement, the Fiba Sellers will retain control of Finansbank’s subsidiaries located outside Turkey, including the subsidiary in Romania where our Group operates through its local subsidiary. Although we and the Fiba Sellers entered into a non-compete arrangement, such arrangement does not include specific operations outside Turkey. Consequently, Finansbank’s subsidiary in Romania will compete with the Group’s operations in that jurisdiction, which may adversely affect the Group’s results relating to these operations.

Aligning Finansbank’s accounting, internal controls and risk management systems, policies and procedures to our standards may pose significant challenges and may lead to adjustments to the value of assets and liabilities on Finansbank’s balance sheet.

Following the Acquisition, Finansbank’s implementation and application of IFRS may have to be aligned with our application of IFRS, including adjustments to the balance sheet valuation of both assets and liabilities.

On the basis of our due diligence, we expect to record a one-time restructuring charge of €150 million at closing relating to Finansbank’s loan portfolio. In addition, the Acquisition Agreement provides that for a period of one year following the Acquisition, we will have the right to put back to Fiba Holding up to US$200 million of any loans with a principal amount above US$1 million extended by Finansbank prior to the Acquisition, in exchange for cash equal to the principal amount of such loans.

In addition, Finansbank’s existing risk management systems, policies and procedures may need to be aligned with our standards. The introduction and consistent implementation of our risk management standards across the Finansbank network, including the implementation of a modern loan rating system, may pose significant challenges. For example, our adjustment of the risk classification of Finansbank’s loan portfolio in order to bring it into line with the Group’s standards may result in a higher percentage of loans being classified into higher risk categories of “loss”, “doubtful” or “sub-standard”, as opposed to “standard”. This would require an increase in provisions for loan losses for Finansbank. In addition, in the future, Finansbank will be required to comply with Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), which will involve significant costs and management resources.

Should additional issues arise in connection with Finansbank’s accounting, internal controls and risk management that we did not identify, anticipate or correctly evaluate in the course of our due diligence investigation, any necessary further adjustments may (either individually or in the aggregate) have a significant adverse effect on the business, results of operation and financial condition of the Group as a whole.

Potential problem areas identified during our due diligence, as well as potential liabilities which have not been discovered during our due diligence, may result in write-downs of assets or charges or other expenses that are higher than expected.

We were able to conduct only limited due diligence in connection with the acquisition of Finansbank, which was conducted on the basis of a competitive bidding process, and (like all other participants in that process) we did not have full access to Finansbank’s books and records prior to agreeing to the Acquisition. There may be problem areas of which we are unaware that may cause Finansbank to experience significant future losses or expose Finansbank and us to future writedowns or other charges.

For example, Finansbank’s loan portfolio has a degree of concentration around certain corporate customers in specific industries, some of which may be particularly volatile, including textiles, tourism and construction.

These and other potential problem areas may expose Finansbank and us to the risk of significant future losses or expenses. Because our due diligence was limited, our assessment of the risks presented by the acquisition of Finansbank may not be accurate and there may be risks and problem areas of which we are not aware. Should circumstances arise that we did not identify, anticipate or correctly evaluate in the course of our due diligence investigation, any necessary provisions, write-downs, charges or other expenses could be significant, and could lead to significant losses which could have a significant adverse effect on the business, results of operations and financial condition of the Group as a whole.

Following the completion of our acquisition of a majority equity participation in Finansbank, the remaining minority shareholders may be able to block certain Finansbank corporate actions.

Following the completion of our acquisition of a majority equity participation in Finansbank’s share capital, the remaining minority shareholders may be able to block certain significant corporate actions of Finansbank. For example, approval by all of the shareholders (100% of share capital) is necessary to change the nationality of Finansbank or to change the subscriptions of shareholders. Certain resolutions also require an increased meeting quorum.

Although pursuant to the Acquisition Agreement we will acquire at least a 50% plus one ownership position in Finansbank, our ultimate percentage ownership in Finansbank will depend on the outcome of the Tender Offer, which we expect to launch in the second half of 2006. With a shareholding of 50% plus one share, minority shareholders could prevent the following corporate actions, either by not participating in the general assembly meeting of shareholders or by not voting in favor of such resolutions: (1) a merger of Finansbank, (2) the liquidation of Finansbank or (3) changing the scope of Finansbank’s business. Each of these resolutions requires (1) a meeting quorum of 66.67% of the total issued share capital and (2) approval by simple majority of the voting shares (and 75% of the voting shares in the case of a merger) in attendance at the relevant shareholders’ meeting. Therefore, in the event that we acquire less than 66.67% of Finansbank’s ordinary shares, corporate transactions involving either the merger, liquidation or changing the scope of activity of Finansbank could be blocked by minority shareholders.

There is no assurance as to the successful completion of the Tender Offer.

According to Turkish law, a person who acquires a percentage greater than 25% or the management control of a company listed on the Istanbul Stock Exchange is required to proceed to a public offer to all of the shareholders of the company for the acquisition of their shares and is required to submit an application in respect of such offer to the Turkish Capital Markets Board (“CMB”). As a result, following the acquisition of 46% of the ordinary shares of Finansbank, the Bank will submit an application to the CMB for the Tender Offer to the minority shareholders of Finansbank and Finans Leasing, a subsidiary of Finansbank. The terms and conditions of the Tender Offer are subject to the approval of the CMB. In particular, the offer price per ordinary share in the Tender Offer is subject to approval by the CMB and in any event may not be lower than the price per ordinary share paid by the Bank to the selling shareholders for the 46% of the ordinary shares of Finansbank.

In the event that the offer price per share in the Tender Offer as approved by the CMB is greater than the price per ordinary share paid for the 46% of the ordinary shares of Finansbank, the cost for the Bank in relation to the Acquisition and Tender Offer would be increased accordingly. In the event that the CMB imposes a significant increase in the price per share that we would be obliged to offer to the minority shareholders of Finansbank in the Tender Offer, and minority shareholders representing a significant percentage of Finansbank’s share capital participate in the Tender Offer, the total consideration that would be payable by us to acquire Finansbank may be higher than the maximum amount approved by the Bank of Greece. In such case, we would be required to apply to the Bank of Greece to obtain a new approval, although there is no assurance that we will obtain such approval.

Risks Relating to Our Industry

Regulation of the Greek banking industry is changing.

Regulation of the banking industry in Greece has changed in recent years pursuant to changes in Greek law, largely to comply with applicable EU Directives. In addition, the Bank of Greece, the central bank in Greece, has in recent years introduced regulatory changes in the Greek banking sector. In January 1999, the Bank of Greece introduced new provisioning policies that require Greek banks to make provisions depending on the status and the type of a given loan and the number of days the loan has been in arrears. These provisioning policies were amended in January 2003 and January and November 2005 and generally require Greek banks, including us, to increase their provisions for capital adequacy purposes. In addition, by the end of 2006, the Bank will be required to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, which requires systems of compliance and monitoring to be put into place. We cannot predict what regulatory changes may be imposed in the future, either as a result of regulatory initiatives in the European Union, by the Bank of Greece or by U.S. securities regulators. If we are required to make additional provisions or increase our reserves, as may result from the proposed New Basel Capital Accord (discussed below) and other potential regulatory changes, this could adversely affect our financial condition or results of operations.

Our capital adequacy requirements may change as a result of the New Basel Capital Accord.

In 1988, the Basel Committee on Banking Supervision adopted capital guidelines (which are referred to in this Annual Report as the “Basel guidelines”) based on the relationship between a bank’s capital and its credit risks. The Basel guidelines have been implemented by banking regulators in most industrialized countries, including Greece. The Basel guidelines are intended to strengthen the soundness of the international banking system and reduce competitive inequality among international banks by harmonizing the definition of capital and the basis for the evaluation of asset risks and by establishing a uniform target capital adequacy ratio of capital to risk-weighted assets.

In October 2005, the Council of the European Union published the final proposal for the re-casting of Directive 2000/12/EC of March 20, 2000, relating to the taking up and pursuit of the business of credit institutions, and Directive 1993/6/EEC of March 15, 1993, on the capital adequacy of investment firms and credit institutions. It is expected that the final Directive of the European Parliament and of the Council will be finalized and published in the near future. If these proposals (the “New Basel Capital Accord”) are fully adopted by the European Union, the Bank may be required by its regulators to maintain higher levels of capital, which could decrease our operational flexibility and increase our financing costs. Consequently, we cannot assure you that the New Basel Capital Accord will not have a material adverse effect on our financial condition or results of operations.

Risks Relating to the Markets

Exchange rate fluctuations could have a significant impact on the value of our shares.

The market price of our shares traded on the ATHEX is denominated in euro. Fluctuations in the exchange rate between the euro and other currencies may affect the value of the Bank’s shares in the local currency of investors in the United States and other countries that have not adopted the euro as their currency. Additionally, cash dividends on our shares are paid in euro and, therefore, are subject to exchange rate fluctuations when converted to an investor’s local currency, including US dollars.

The ATHEX is less liquid than other major exchanges.

The principal trading market for our shares is the ATHEX. The ATHEX is less liquid than major stock markets in Western Europe and the United States. As a result, shareholders may have difficulty assessing the past performance of the shares based on our prior trading record on the ATHEX. In 2005, average daily trading value on the ATHEX was approximately €210 million, while in the first three months of 2006 it was approximately €394 million. In comparison, average daily trading value on the London Stock Exchange was approximately £9,911 million (€14,497 million) in 2005 and approximately £13,443 million (€19,597 million) in the first three months of 2006.

As at December 31, 2005, the aggregate market value of all shares listed on the ATHEX was approximately €123 billion. The market value of our shares listed on the ATHEX on that date was €12.1 billion, representing approximately 9.8% of the capitalization of all companies listed on the ATHEX. We cannot make assurances about the future liquidity of the market for our shares.

Our share price has been, and may continue to be, volatile.

The market price of our shares has been subject to volatility in the past, and could be subject to wide fluctuations in response to numerous factors, many of which are beyond our control. These factors include the following:

•       actual or anticipated fluctuations in our operating results;

•       results of operations of our competitors;

•       the condition of the Greek economy and other economies in the Eurozone;

•       potential or actual sales of large amounts of the Bank’s shares into the market;

•       our competitors’ positions in the market;

•       changes in financial estimates by securities analysts;

•       conditions and trends in the banking sector in Greece and elsewhere in Europe; and

•       the general state of the securities markets (with particular emphasis on the Greek and financial services sectors).

The exercise of pre-emptive rights may not be available to US holders of the ordinary shares and ADRs.

Under Greek law and our Articles of Association, prior to the issuance of any new shares, we must offer holders of our existing shares pre-emptive rights to subscribe and pay for a sufficient number of shares to maintain their existing ownership percentages. These pre-emptive rights are generally transferable during the rights trading period for the related offering and may be traded on the ATHEX.

U.S. holders of the ordinary shares and ADRs may not be able to receive (and trade) or exercise pre-emptive rights for any such offering of shares unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement with respect to any future offering will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling U.S. holders of ordinary shares and ADRs to exercise their pre-emptive rights and any other factors we may consider appropriate at the time.

If U.S. holders of the ordinary shares and ADRs are not able to receive (and trade) or exercise pre-emptive rights granted in respect of their ordinary shares in any rights offering by us then they might not receive the economic benefit of such rights. In addition, their proportional ownership interests in the Bank will be diluted.

ITEM 4                   INFORMATION ON THE COMPANY

A.   History and Development of the Company

National Bank of Greece S.A. was founded in 1841 and incorporated as a société anonyme pursuant to Greek law as published in the Greek Government Gazette number six on March 30, 1841. Our current corporate form will expire on February 27, 2053, but may be further extended by a resolution of the General Meeting of Shareholders. The Bank’s headquarters and our registered office are located at 86 Eolou Street, 10232 Athens, Greece. The telephone number of the Bank is (+30) 210 334 1000. The Bank’s agent for service in the United States is Corporation Service Company, 1133 Avenue of the Americas, Suite 3100, New York, NY 10036.

The Bank has operated a commercial banking business for 165 years. In that time, the Bank has expanded to become a large, diversified financial services group that today comprises the NBG Group. As part of our diversification, the Bank founded the Ethniki Hellenic General Insurance Company in 1891 and the National Mortgage Bank of Greece S.A. (“NMB”) in 1927. Until the establishment in 1927 of the Bank of Greece as the central bank of Greece, the Bank, in addition to commercial banking activities, was responsible for issuing currency in Greece. The Bank expanded its business further when, in 1953, it merged with Bank of Athens S.A. On October 2, 1998, the Bank merged into NMB to enhance revenue generation, realize cost-saving efficiencies and provide more integrated mortgage lending services to the Bank’s customers. In December 2002, the Bank fully acquired and integrated the operations of the National Bank for Investment and Industrial Development (“ETEBA”), an investment bank that was a majority-owned subsidiary of the Bank. As part of our ongoing effort to improve our portfolio structure and effectively respond to changes in the domestic and international markets, in December 2005 the Bank fully acquired and integrated the operations of our subsidiary the National Investment Company S.A., a securities portfolio management company. The Bank’s efforts to integrate further our operations and enhance our overall structure also led to the full acquisition and integration on March 31, 2006, of our subsidiary National Real Estate.

The Bank intends to expand through organic growth, and to continue to evaluate acquisition, joint venture and partnership opportunities as they arise. In keeping with this strategy, we have expanded our presence in SEE. In October 2003, we acquired Banca Romaneasca in Romania, and in 2005 we acquired Eurial, a Romanian automobile leasing company, as well as Alpha Romania Insurance, which we acquired from Alpha Bank. These acquisitions followed on the expansion of our banking activities through the acquisitions of Stopanska Banka AD in FYROM and 89.9% of the share capital of United Bulgarian Bank AD in Bulgaria in 2000.

In February 2006 we sold our subsidiary NBG Canada, and in April 2006 we sold our subsidiary Atlantic Bank of New York. On April 3, 2006, we entered into an agreement to acquire a stake (46%) in Finansbank, a commercial and retail bank in Turkey. As at March 31, 2006, Finansbank was the fifth largest privately-owned bank in Turkey in terms of its consolidated assets and equity. In order to finance the above mentioned acquisition, the Bank increased its share capital through a rights issue by payment in cash with preemptive rights to its existing shareholders at a ratio of four new shares for every ten shares. The share capital increase was successfully completed on July 5, 2006 and new shares started trading on July 11, 2006.

In 2005, the Bank adopted a corporate governance improvement plan, focusing on ten key objectives. The Bank’s action in corporate governance is part of a broader effort of the Bank’s new management and board to improve long-term shareholder value. The 10 key corporate governance objectives adopted and achieved in 2005 are: (1) increase the number of designated independent members of the Bank’s Board; (2) upgrade the role of the Board in the development of our long-term strategy and risk philosophy; (3) establish a Corporate Governance Committee of the Board whose main task is to review and upgrade the Bank’s current set of corporate governance rules. It is envisaged that the Corporate Governance

Committee will evolve into a Nominations Committee for New Board Members; (4) establish a Human Resources Committee whose first task is to review management and personnel values and incentives. It is envisaged that the Human Resources Committee will evolve into a Remuneration Committee; (5) strengthen the Audit Committee’s planning and review capacity, in view of the requirements of the Sarbanes-Oxley Act; (6) adopt Corporate Governance Guidelines and a Board Charter; (7) strengthen the Bank’s compliance and risk functions; (8) strengthen the Board’s support and corporate secretary functions; (9) improve communication and consultation with shareholders on corporate governance issues; and (10) develop systems for the regular performance review of the Board and senior executive management.

The table below sets out the Bank’s principal items of capital expenditure for 2003, 2004 and 2005.

	Year ended December 31,
Type of Capital Expenditure	2003		2004		2005
	(EUR in thousands)
Interests in other companies	61,380	(2)	53,468	(3)	268,460	(4)
Information technology and other electronic equipment	18,731		19,230		17,185
Furniture, fixtures and fittings	3,626		1,574		844
Other capital expenditures(5)	92,109		38,313		44,717
Total	175,846		112,585		331,206

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

(4)             Principally representing participation in Ethniki Insurance, National Investment Company, Banca Romaneasca’s share capital increase

(5)             “Other capital expenditures” domestically and abroad principally represent reorganization expenses, branch renovation expenses, expenses relating to establishment of new branches and expenses relating to reallocation of existing branches.

In addition to the above, the Bank’s subsidiary Astir Palace Vouliagmenis incurred capital expenditures in 2004 of approximately €70 million in order to renovate its properties.

The acquisition of Finansbank is intended to be funded by the proceeds of the issuance of 135,707,764 new ordinary shares of the Bank at the price of €22.11 per share. Otherwise no third party financing was, or is expected to be, required in relation to any of our capital expenditures.

Also, as part of a strategy to streamline our operations, we continue to divest non-core equity investments and real estate that are unrelated to our principal financial services businesses, and to commit the released resources to more profitable activities. As part of our program of disposing of non-core assets, we have made significant domestic divestitures in the last two years, as summarized in the table below.

		Amount
Type of Divestiture	Group Companies	2001	2002	2003	2004	2005
		(EUR in millions)
Investments(1)	The Bank and Ethniki Kefalaiou	12.0	—	32.4	25.3	58.1
Real Estate(2)	The Bank and Ethniki Kefalaiou	104.5	45.0	46.1	39.3	17.3

For further information on disposals of non-core assets, see Item 5—“Key Factors Affecting Our Results of Operations—Disposals of Non-core Assets.”

(1)             Disposals exceeding €3 million were in the real estate and hotel sectors in 2001. Limited disposals of non-core equity investments were made in 2001 and none in 2002, due to adverse market conditions. In 2003, disposals exceeding €9 million were made in the cement, metallurgical and real estate sectors, while approximately €23 million represented the disposal of part of our equity investment in HELEX. In 2004, we made a disposal of €12.5 million of our equity investment in OTEnet, approximately €7 million of our equity investment in the Central Securities Depository and approximately €5.5 million in the cement, leasing, security and saltworks sectors. During 2005 the Bank made disposals of €28 million in ELTECH and €1.7 million in Hellascom, sold all of its holding in Lykos Paperless Solutions SA for €982 thousand and also sold 7.07% of Eviop Tempo SA for  €854 thousand, decreasing its participation to 21.21% from 28.28%.

(2)             Represents disposals of real property that was acquired by the Bank primarily through foreclosure proceedings. These properties were located primarily in Greece.

No public takeover offers for our shares have been made by third parties during the 2005 financial year or the current financial year, as at the date of this Annual Report.

B.   Business Overview

Introduction

We are the largest financial institution in Greece in terms of loans to customers and market capitalization, according to an internal review of published financial statements of Greek banks. Our core focus outside Greece is in SEE, where we currently operate in Bulgaria, Romania, Serbia, Albania and FYROM. Altogether, we have a presence in 14 countries outside Greece. We offer our customers a wide range of integrated financial services, including:

•       commercial and retail banking services (including mortgage lending);

•       investment banking, capital markets, venture capital and advisory services;

•       asset management; and

•       insurance.

In addition, we are involved in various other businesses, including the hotel business, property management and real estate and business and IT consulting.

The Bank is our principal operating company, representing 84% of our total assets as at December 31, 2005.

The Bank’s deposits and other liabilities to customers and financial institutions, as measured under U.S. GAAP, represent 86% of our total liabilities as at December 31, 2005. While the Bank conducts most of our banking activities, it is supported by five foreign banking subsidiaries: United Bulgarian Bank AD, Banca Romaneasca SA, Stopanska Banka ad Skopje, NBG Cyprus Ltd. and South African Bank of Athens. We intend to continue to expand our operations in SEE, Eastern Europe and the Southeast Mediterranean region including Turkey.

The following table summarizes our relative assets, revenues, net income before tax, income tax expense and depreciation and amortization expense under U.S. GAAP attributable to our banking and other operations, showing the relative contributions of Greek and foreign activities. Our business and revenues are not materially affected by seasonal variations.

	Total Assets	(%)	Interest income	(%)	Interest expense	(%)	Non interest income	(%)	Non interest expense	(%)	Net income before taxes and minority	Income tax (expense)/ benefit	Depreciation and amortization expense	(%)
	(EUR in thousands)
December 31, 2003
Banking—Greek	43,317,261	78.3	1,565,583	73.5	535,266	65.0	324,384	24.9	1,182,938	53.2	46,232	(39,394)	72,341	68.0
Banking—Foreign	6,778,682	12.3	379,638	17.9	236,602	28.8	126,662	9.7	179,302	8.1	77,759	(51,866)	17,392	16.4
Investment Banking	288,286	0.5	5,669	0.3	5,031	0.6	42,606	3.3	20,388	0.9	22,856	(7,700)	714	0.7
Global Investment & Private Banking	56,876	0.1	26	0.0	44	0.0	31,914	2.5	6,601	0.3	25,295	(6,981)	190	0.2
Investment Activities	277,683	0.5	6,576	0.3	102	0.0	41,802	3.2	22,876	1.0	25,400	1,561	732	0.7
Insurance	1,188,622	2.1	23,595	1.1	0	0.0	642,391	49.3	690,742	31.1	(24,756)	(13,288)	6,105	5.7
Other—Greek(1)	595,117	1.1	10,783	0.4	93	0.0	62,805	4.7	47,102	2.1	25,593	29,672	2,022	1.9
Other—Foreign	55,358	0.1	3,617	0.2	0	0.0	1,270	0.1	1,275	0.1	3,519	(446)	331	0.3
Continued Operations	52,557,885	95.0	1,995,487	93.7	777,138	94.4	1,273,834	97.7	2,151,224	96.8	201,898	(88,442)	99,827	93.9
Discontinued operations	2,770,014	5.0	134,846	6.3	46,416	5.6	29,636	2.3	72,141	3.2	44,443	(17,534)	6,516	6.1
Total	55,327,899	100.0	2,130,333	100.0	823,554	100.0	1,303,470	100.0	2,223,365	100.0	246,341	(105,976)	106,343	100.0
December 31, 2004
Banking—Greek	42,203,140	77.2	1,682,772	76.2	494,251	70.3	369,242	28.1	1,167,830	48.5	247,786	(67,269)	72,162	63.8
Banking—Foreign	6,626,603	12.1	341,559	15.5	118,819	16.9	94,577	7.3	170,902	7.1	87,989	(22,590)	21,442	19.0
Investment Banking	260,868	0.5	5,262	0.3	4,185	0.6	26,300	2.1	15,340	0.6	12,036	(2,757)	392	0.3
Global Investment & Private Banking	273,121	0.5	7,197	0.3	—	0.0	50,305	3.8	12,875	0.5	44,627	(4,471)	789	0.7
Investment Activities	305,124	0.5	1	—	41,535	5.9	63,614	4.8	13,952	0.6	8,126	(10,378)	182	0.2
Insurance	1,517,332	2.8	18,598	0.8	2,557	0.4	637,414	48.5	913,394	37.9	(259,939)	73,641	6,469	5.7
Other—Greek(1)	696,349	1.3	13,266	0.6	560	0.1	44,963	3.4	43,693	1.9	13,362	40,502	3,152	2.8
Other—Foreign	85,497	0.2	5,961	0.3	—	0.0	1,859	0.1	2,639	0.1	5,137	(643)	589	0.5
Continuing operations	51,968,034	95.1	2,074,616	94.0	661,907	94.2	1,288,274	98.1	2,340,625	97.2	159,124	6,035	105,177	93.0
Discontinued operations	2,684,746	4.9	134,468	6.0	41,017	5.8	25,289	1.9	68,255	2.8	51,878	(20,396)	7,906	7.0
Total	54,652,780	100.0	2,209,084	100.0	702,924	100.0	1,313,563	100.0	2,408,880	100.0	211,002	(14,361)	113,083	100.0
December 31, 2005
Banking—Greek	46,448,603	77.4	1,946,624	77.0	617,901	69.8	447,806	30.1	1,031,253	49.9	555,481	(165,256)	55,715	60.6
Banking—Foreign	7,504,149	12.5	391,657	15.5	216,840	24.5	118,552	8.0	198,701	9.6	60,614	(8,126)	18,690	20.2
Investment Banking	265,454	0.4	1,331	0.1	40	0.0	44,389	3.0	22,135	1.1	23,545	(7,376)	315	0.3
Global Investment & Private Banking	28,865	0.0	929	0.0	—	0.0	9,455	0.6	9,109	0.4	1,274	(2,365)	63	0.1
Investment Activities	405,109	0.7	76	0.0	14	0.0	107,973	7.2	7,334	0.4	100,701	(15,231)	180	0.2
Insurance	1,604,622	2.7	23,286	0.9	1,646	0.2	685,800	46.0	672,655	32.5	34,785	(23,871)	6,133	6.7
Other—Greek(1)	820,970	1.4	18,633	0.7	180	0.0	50,195	3.4	50,301	2.4	17,497	(9,964)	2,261	2.5
Other—Foreign	175,210	0.3	7,852	0.3	500	0.1	2,603	0.2	3,217	0.2	6,425	(597)	750	0.8
Continuing operations	57,252,982	95.4	2,390,388	94.5	837,121	94.6	1,466,773	98.5	1,994,705	96.5	800,322	(232,786)	84,107	91.4
Discontinued operations	2,754,517	4.6	139,069	5.5	47,738	5.4	22,764	1.5	71,828	3.5	46,773	(18,490)	7,865	8.6
Total	60,007,499	100.0	2,529,457	100.0	884,859	100.0	1,489,537	100.0	2,066,533	100.0	847,095	(251,276)	91,972	100.0

(1)             Includes insurance and mutual fund operations, as well as non-financial services subsidiaries in Greece.

According to our analysis of publicly available financial statements of Greek commercial banks, the Bank is the largest commercial bank in Greece in terms of assets, deposits, loans and number of branches. As at December 31, 2005, the last date for which such information is publicly available, approximately 30% of all core deposits with, and approximately 20% of all loans made by, Greek commercial banks (excluding specialized credit institutions) were held or made by the Bank.

We are one of the most diverse financial services groups in Greece according to our analysis of the published financial statements of Greek banks. According to this report, in addition to our banking activities, we are currently the largest and most active participant by volume in the national electronic dealing system of Greek Government bonds. As at December 31, 2005, we had approximately €6.9 billion in assets under management, making us the second largest asset manager in the Greek market, according to data published by the Association of Greek Institutional Investors.

We are also a leader in providing many other financial services in Greece. For example, we are the largest mortgage lender and the largest insurance operator (in terms of revenues), one of the leading providers of securities trading services and one of the leading Greek underwriters of domestic equity securities, according to a Bank of Greece report on the banking sector in Greece dated February 2006.

We use a variety of marketing and distribution channels to maintain and enhance our market position, including telemarketing (particularly for credit card sales), radio, television and press advertising and distributing promotional information brochures in our branches. As part of our marketing strategy, we seek to capitalize on our existing relationships with individual customers through cross-selling efforts aimed at increasing such customers’ awareness of other products that are offered by Group companies. For instance, our mortgage customers are informed of our insurance products, through which they may insure against damage to their property and against events and circumstances that might cause them to default on their mortgage loans. Our marketing strategy also includes indirect marketing, pursuant to which we have entered into agency agreements with retailers, such as automobile dealers, who agree to offer our consumer loan products to their customers in connection with purchases of consumer goods. In addition, we employ various alternative distribution methods, such as cooperation with real estate agents and construction businesses in the sale of mortgage loans. We have also entered into contractual arrangements with mobile telephone service providers in Greece that enable us to offer to our customers certain banking services, such as balance inquiries, through their mobile telephones. We provide basic banking services over the internet, including the transfer of funds between accounts, balance inquiries, bill payments, stock brokerage and subscription to initial public offerings on the ATHEX.

Overview of the Banking Services Sector in Greece

The Banking Sector in Greece

The banking sector has expanded rapidly in recent years, due to both deregulation and technological advances. As at December 31, 2005, there were 46 domestic and foreign banks and other credit institutions operating in Greece (excluding cooperative banks). Domestic banks in Greece can be grouped into one of two principal categories: universal banks (commercial and/or investment banks) and specialized credit institutions.

Universal Banks

Traditionally, commercial banks have dominated the Greek financial services market. However, specialized credit institutions have expanded into commercial banking as a result of significant liberalization of the Greek financial services industry, thereby increasing competition in the market. The distinction between commercial and investment banks ceased to exist formally and the Bank of Greece classifies all banks operating in Greece as “universal banks”, with the exception of the Consignment Deposits and Loans Fund (which is a legal entity of public law, fully owned and controlled by the Greek Government). The Postal Savings Bank has recently received a general banking license and become a universal bank.

There are currently four banks that are controlled, directly or indirectly, by the Greek Government. These comprise Emporiki Bank, Bank of Attica, Agricultural Bank of Greece (which until 2001 was a specialized credit institution for lending to the agricultural sector, rather than a universal bank) and Emporiki Credicom Bank (banking subsidiary of Emporiki Bank of Greece). Over the last few years, the Greek Government proceeded to privatize a large number of credit institutions. For example, in 1998, the Greek Government privatized the Bank of Central Greece and Creta Bank, in early 1999, Ionian Bank, and, in March 2002, ETBA, an ATHEX listed industrial development bank. Additionally, a portion of the Greek Government’s indirect shareholding of General Hellenic Bank was sold to private investors in April 1998 and a majority stake was sold to Société Générale in early 2004. The Bank of Macedonia-Thrace was also formerly state-controlled until the Group and the Hellenic Postal Savings Bank sold 37% of its total equity to Bank of Piraeus, a private commercial bank, in April 1998. In 2000, France’s Crédit Agricole purchased a 6.7% interest in Emporiki Bank, which was further increased to 9.0%, in connection with the Greek Government’s privatization project, and acquired a right of first refusal to purchase any further stakes that may be privatized in the future. The Greek Government announced its intention to fully privatize Emporiki Bank. On June 13, 2005, Crédit Agricole launched a tender offer for the acquisition of up to 100% of the shares of Emporiki Bank  and on June 22, 2006, Bank of Cyprus counter launched its own tender offer for 100% of the shares of Emporiki Bank. Moreover, the Greek Government proceeded with the partial privatization of the Postal Savings Bank through the listing of its shares on the ATHEX.

Although there are currently 21 private banks incorporated in Greece, there has been a recent trend towards consolidation. For example, Ergobank S.A. and EFG Eurobank S.A. merged in July 2000 to form EFG Eurobank Ergasias. EFG Eurobank Ergasias merged with Telesis Bank in early 2002 and with UnitBank in December 2003. Similarly, Bank of Macedonia-Thrace, Bank of Piraeus and Xios Bank, merged in June 2000, creating the Piraeus Group. The Piraeus Group subsequently acquired a 57.8% interest in ETBA, which was previously a majority state-owned industrial development bank listed on the ATHEX, in March 2002. ETBA was merged entirely into the Piraeus Group in December 2003. In December 2002, the Bank merged with ETEBA (our investment banking arm). In addition, since September 2000, Banco Commercial Portuguese, a Portuguese bank, has been active in the Greek market through NovaBank.

Specialized Credit Institutions

There is currently one such specialized institution, following the reclassification of Agricultural Bank of Greece, the Postal Savings Bank and Aspis Bank as universal banks in keeping with the expansion of the ranges of their services.

The only remaining specialized credit institution is the Consignment Deposits and Loans Fund, which is an autonomous financial institution, organized as a public law entity under the supervision of the Ministry of Finance. Its activities mainly consist of the acceptance of consignments (in cash or in kind), the granting of housing loans to qualifying borrowers (primarily civil servants) and the support of regional development.

We do not consider the Consignment Deposits and Loans Fund to be our competitor for commercial banking customers.

Foreign Banks

There are 23 foreign-owned or incorporated credit institutions that are well established in the Greek banking market. The principal participants in the industry, and our principal foreign competitors in Greece, include Bank of Cyprus, Citibank, Royal Bank of Scotland and HSBC. With the exception of Bank of Cyprus, Citibank and HSBC, the majority of foreign banks operating in Greece have little presence in retail banking services.

Competition

Domestic universal banks control approximately 82% of total assets in the Greek banking sector, amounting in total to €221 billion as at December 31, 2005, the last date for which such information is currently available, according to our analysis of publicly available information.

Foreign banks controlled approximately 10.8% of Greek banking assets at that date, while specialized institutions have a market share of approximately 7.4%, according to our analysis of publicly available information. The foregoing numbers are based on the fact that, as at December 31, 2005, the Postal Savings Bank did not have a general banking license, and do not reflect changes in its classification, and therefore competitive position, in 2006.

According to our analysis of publicly available information, state-controlled universal banks controlled approximately 19% of the Greek universal banks’ total assets as at December 31, 2005.

As at April 2002, Greek law allows non-banking institutions, which are licensed by the Bank of Greece in accordance with the Act of the Governor of the Bank of Greece No. 2485/31.1.2002, to extend consumer credit or loan facilities. These institutions will be in direct competition with universal banks in the consumer credit sector.

The table below shows the breakdown of assets, loans outstanding and deposits in the universal banking sector for the Bank and our five main competitors in Greece as at December 31, 2005. These figures exclude one specialized credit institution and have been compiled by the Bank based on publicly available information. This table also excludes specific market shares of foreign banks, as no official information with respect to the year ended December 31, 2005, is available to date for such banks.

	As at and for the year ended December 31, 2005
Banks	Assets	% of total market	Loans	% of total market	Deposits	% of total market
	(€ in millions, except percentages)
1. National Bank of Greece	53,279	24.2	27,179	20.3	41,060	28.1
2. Alpha Bank	41,849	19.0	24,201	18.1	19,302	13.2
3. EFG Eurobank Ergasias	41,724	18.9	24,214	18.1	24,660	16.8
4. Piraeus Bank	21,154	9.6	14,587	10.9	11,451	7.8
5. Agricultural Bank of Greece	20,208	9.2	12,789	9.6	17,802	12.1
6. Emporiki Bank	19,088	8.7	14,767	11.0	14,811	10.1
Total	197,302	89.6	117,737	88.0	129,086	88.1

The following table shows the assets, deposits and loans of the Greek banking system as at December 31, 2005, the last date for which such information is currently available, according to our analysis of publicly available information:

	As at December 31, 2005
	Assets	Loans	Deposits
	(€ in millions)
Universal Banks
Domestic	220,660	133,745	146,706
Foreign	29,266	14,762	17,436
Total	249,926	148,507	164,142
Other credit institutions(1)	19,843	7,439	16,751
Total	269,769	155,946	180,893
The Bank as a percentage of Total	19.7%	17.4%	22.7%

(1)    These figures include the Consignment Deposits and Loans Fund, as well as the Postal Savings Bank, which at the time was a specialized credit institution.

SEE

In 2005, the course of macroeconomic fundamentals improved broadly in the SEE region (Albania, Bulgaria, Romania, Serbia, Turkey and FYROM). Economic growth stood at 4.8%, below its potential of 5.5%, due mainly to adverse weather conditions. Inflation posted a one-digit rate (8.8%) mainly on the back of the strengthening and/or stabilization of the currencies of the main SEE countries against the euro. The fiscal deficit continued to narrow, reaching 0.2% of GDP. The main cause for concern was the current account deficit, which widened to almost 10% of GDP; however, its financing was not problematic. The macroeconomic fundamentals of SEE are expected to improve further in 2006, with economic activity growing at 5.5%, inflation declining to 7%, and a fiscal surplus for the first time (0.2% of GDP). In the meantime, we expect the current account deficit to stand at 10% of GDP, unchanged from 2005, as a rebound in the EU economy—the region’s main trading partner—is expected to offset the adverse developments in international oil prices.

Banking Activities in Greece

Most of our banking business is domestic and includes retail, commercial and investment banking. As at December 31, 2005, approximately 92.3% of the Bank’s total assets were domestic banking-related assets. The Bank’s domestic operations account for 85% of our total lending activities as at December 31, 2005. As at December 31, 2005, total domestic gross loans extended by the Bank stood at €26,067 billion, a 18.5% increase over the corresponding figure as at December 31, 2004.

The following table sets forth details of the Bank’s domestic operations (in terms of loans and deposits) as stated at December 31, 2005:

	Loans		Deposits
	Amount	% of Total	Amount	% of Total
	(EUR in millions)
Commercial and Retail(1)	25,327	89.1	36,201	90.5
Public Sector(2)	741	2.6	1,957	4.9
Interbank	2,353	8.3	1,843	4.6
Total	28,421	100	40,001	100

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

The tables below show the increases in domestic loans and domestic deposits attributable to the Bank from December 31, 2003 through December 31, 2005.

Domestic Loans

Domestic Deposits

The significant growth in the Bank’s lending activities in Greece in 2005 relates primarily to retail loans.

As at December 31, 2005, 13% of total deposits held by the Bank and 3% of total loans made by the Bank were in currencies other than the euro.

Greek Banking Distribution Channels

As at December 31, 2005, the Bank operated throughout Greece through 567 branches, one private banking unit, one unit for financial institutions and nine specialized banking units that deal exclusively with troubled and non-performing loans. As at December 31, 2005, the Bank had 1,355 ATMs, situated mainly in our own branches, but also at other key locations such as supermarkets, metro stations, shopping centers, hospitals and airports (in addition to 33 temporary ATMs at tourist destinations). The Bank has approximately 1.9 million ATM cards active for use in both our own distribution network and the Greek interbanking system. We also operate approximately 60,000 point of sale (“POS”) system terminals in Greece at which our cards are accepted, of which the Bank installed approximately 5,000 in 2003, 7,000 in 2004 and another 3,000 in 2005. The Bank is in the process of replacing our first and second generation ATMs with technologically more advanced models. In 2005, 200 ATM units were replaced, while an additional 200 are expected to be replaced in 2006. The Bank has also established three in-store banking units, and is further exploring opportunities in regions not sufficiently covered by the branch network. In addition, the Bank is continuing to develop alternative distribution channels, such as an e-banking platform targeted at both corporate and retail clients.

The Bank’s branches are located in almost every major city and town in Greece. Approximately 44% of the Bank’s branches are located in Athens, Piraeus and Thessaloniki, which are the major population centers in Greece. The Bank is engaged in a continuous process of rationalizing the organization of our branch network in order to reduce costs, primarily by centralizing back-office functions to free more employees to work on sales activities directly with customers. The first phase of the reorganization, which was completed in 2003, aimed at turning branches into product-focused sales outlets to improve customer service. In addition, the Bank is continuing to consolidate redundant branches in order to maintain equivalent geographic coverage at a lower cost. As at December 31, 2005, the Bank operated 227 full banking branches and 340 retail banking branches.

The Bank upgrades the way our branches operate on a continuous basis, with a view to improving services to our customers. For example, high net worth clients and SMEs are provided with Customer Relationship Managers who undertake to serve their overall banking needs. Customer Relationship Managers have the know-how and the necessary support from the product divisions of Group companies to identify customers’ financial planning and other needs, in order to provide tailor-made products and services to their clientele. The new model for servicing high net worth clients and SMEs has already been introduced at 100 branches of the Bank’s network, and in 2006 the Bank plans to extend it to the entire network. There are plans to apply this model to retail customers in addition to high net worth clients and SMEs by 2007. This new model marks an important development in the Bank’s efforts to enhance services and offer new value-added propositions to our clientele. The benefits for the Bank center on growing our business with existing customers (increasing outstanding loans and cross-selling) and attracting new customers.

The Bank is also upgrading our services to our private banking clientele through the expansion of our network of investment centers so as to enhance services to customers and the marketing of select third-party, open architecture products through agreements with leading international investment houses.

The Bank participates in DIAS Interbanking Systems S.A., which currently has 37 banks as shareholder-participants, including the Bank. DIAS Interbanking Systems provides interbank services such as check clearing, ATM networking, fund transfers, payroll and pension services for the benefit of customers of shareholder-participants.

Retail banking

General

All of our retail banking activities in Greece are conducted by the Bank. The Bank offers retail customers a number of different types of deposit and investment products, as well as a wide range of traditional services and products.

The following table illustrates our estimated market share in Greece for certain categories of retail banking activities as at December 31, 2004 and 2005, the latest date for which official statistics are available.

Our Approximate Retail Market Share in Greece

	As at December 31,
	2004	2005
Mortgage lending	26.7%	25.3%
Consumer loans	23.3%	18.9%
Credit cards	18.5%	19.6%
Funds under management	27.1%	24.6%
Core deposits(1)	23.2%	29.7%

(1)            Core deposits consist of sight deposits and savings accounts and exclude repos and time deposits.

Despite decreases in market share in some areas, such as consumer loans and credit cards, the Bank maintained a strong market position and profitability in theses areas. The Bank’s management believes that we have significant competitive advantages over other banks offering retail banking services in Greece, including our strong corporate image and name recognition in Greece, our large customer base and our extensive network of branches and ATMs. In addition, the Bank continues to develop other channels of distribution, such as mobile telephone banking and internet banking. These advantages help the Bank to access the largest and most diverse depositor base in Greece, providing the Bank with a large, stable and low-cost source of funding.

The Bank places particular emphasis on continuing to improve the speed and flexibility of our services to our retail customers. The Bank’s strategy for accomplishing these goals has included:

•       investing significantly in information systems;

•       reorganizing and consolidating operations; and

•       developing new retail investment products, in co-ordination with other companies in the Group, to meet our customers’ needs.

The Bank has maintained a favorable market position, according to the Bank of Greece, maintaining deposits in a competitive interest rate environment due to the loyalty of our customers, our widespread presence throughout Greece providing customers with access to branches and ATMs and our favorable brand recognition.

Products

The Bank offers a wide range of products for retail customers, including savings accounts, current accounts and time deposits. The Bank expects full implementation within the next couple of years of our Customer Relationship Administration system, a computer system also known as “CRA”, designed to improve our services to retail customers in the mortgage and consumer loan segments. We believe that the CRA system will enhance our cross-selling capabilities by enabling the Bank to target specific retail customers in marketing our complementary products and services, such as bancassurance, as we do for our corporate customers.

Savings and Investment Products

Our savings and investment products are offered in both euro and foreign currencies. Domestically, we had €41.0 billion of total deposits  as at December 31, 2005. In response to customer demand, the Bank has increasingly begun to offer new investment products with higher yields. These products include repurchase agreements between the Bank and our clients (backed by Greek Government bonds), Greek Government bonds from the Bank’s proprietary portfolio, capital guaranteed-principal products and a wide range of mutual funds and unit trust products provided by Diethniki Mutual Fund Management S.A., which is 100% owned by Group companies. See “—Mutual Funds”, in this Item 4.B.

Credit Products

Consumer Credit

The Bank holds a leading position in consumer retail banking in Greece, according to data published by the Bank of Greece. Through our Consumer Credit Division and our subsidiary, the National Management and Organization Company S.A. (“NMOC”), established in 1972, the Bank offers our customers a wide range of credit cards, personal and consumer loans and offers personal lending arrangements through third party retailers.

The consumer credit sector has grown significantly in recent years. The Bank’s portfolio of consumer credit products amounted to €4,115.1 million at December 31, 2005, compared with €3,659.0 million at December 31, 2004, and accounted for approximately 14.9% of the Bank’s loan portfolio in 2005, compared to approximately 15.6% of the Bank’s loan portfolio as at December 31, 2004.

In 2005, the Fast Line telephone service was launched with a view to updating customers on the Bank’s main consumer credit products and enabling them to submit loan applications by telephone.

Consumer Loans and Personal Loans

In 2004, the Bank of Greece removed maximum limits on consumer credit, enabling the Bank to offer a wider variety of consumer and personal loans to private individuals. In addition, the Bank increased the amount and variety of revolving credit facilities (unsecured loans and overdrafts) and special purpose fixed term loans (such as vacation loans and car loans) available to retail customers. As a result, the Bank has focused increasingly on consumer lending, which accounted for 9.6% of its total loan portfolio as at December 31, 2005, approximately the same percentage as at December 31, 2004. Although the amount of consumer loan and personal loan balances grew, their share of total loan percentage stayed constant due to 17.0% growth in its total loan portfolio. At December 31, 2005, the Bank’s portfolio of consumer and personal loans amounted to €2,646.2 million, compared with €2,242.2 million in 2004.

Credit Cards

Despite strong competition, we continue to maintain a leading position in the Greek credit card market by managing a credit card portfolio totaling €1.5 billion as at December 31, 2005, compared with €1.4 billion as at December 31, 2004.

The Bank, through NMOC, is the main issuer of credit cards under the MasterCard brand in Greece. The Bank also issues credit cards under the VISA brand through NMOC. The total number of new cards issued in 2005 amounted to 216,000, compared to 237,000 in 2004.

The Bank was the first Greek bank to introduce chip based technology credit cards in the Greek market by launching new MasterCard and VISA credit cards under the name “go”, together with the parallel introduction of a multi-merchant customer loyalty program named “go National”. A full conversion of the Bank’s existing classic and Gold credit card portfolio (MasterCard and VISA) to chip based technology credit cards is scheduled to be completed by the end of 2006, at which time a total of 1,200,000 “go” cards are expected to be in circulation.

New generation “go” cards offer additional security and are intended to be used primarily as a payment solution for everyday purchases in Greece and abroad, as well as for cash advances. These cards also offer cardholders the ability to participate in the “go National” multi-merchant customer loyalty program, obtaining immediate profits/discounts towards their next purchases by using their cards at a wide range of “go National” participating merchants.

The Bank also offers Gold and Platinum MasterCards, both of which target high net worth customer segments. The Bank has sought to reach a broader group of customers by increasing offerings of co-branded credit cards (which bear the NBG name as well as that of another entity, such as a supermarket) and affinity credit cards (which are focused on members of certain organizations and may offer special incentives, such as donations based on sales volume to a specific charity or group).

Mortgage Lending

The Bank is the leading mortgage lender in Greece, with a market share of 25.3% as at December 31, 2005, according to our analysis of data published by the Bank of Greece. As at December 31, 2005, the Bank’s outstanding mortgage balances (consisting of loans to domestic enterprises and households) amounted to €11,147 million, compared to €8,893 million at the end of 2004, and constituted 40.5% of its total loan portfolio as at December 31, 2005, compared to 35% as at December 31, 2004. The volume of new mortgage loan disbursements in 2005 increased by 34% over 2004, from €2,607 million to €3,500 million. Moreover, in line with our strategy of expanding the use of alternative distribution channels to promote our mortgage products, we began to offer our products through real estate agents, while continuing to increase our cooperation with building construction and insurance companies.

The Bank offers a wide range of mortgage products, with floating, fixed, or a combination of fixed and floating interest rates. Floating rates are of an indexed type, based upon the European Central Bank’s (“ECB”) refinancing rate (currently standing at 2.75%), plus a margin of between 100 and 300 basis points, depending on the customers’ overall credit profile, the amount borrowed and the loan-to-value ratio. Indexed type products (including our top selling “Ethnohousing Privilege 1” which offers an initial trigger rate fixed at 3.60% for the first year) have proved to be very successful, accounting for the largest part of our new mortgage loan disbursements in 2005.

The recent shift in ECB’s interest rate policy, which was heralded with three consecutive increases (in December 2005, March 2006 and June 2006) of its base rate from the historically low 2% to 2.75%, has led our Bank to place greater emphasis on the promotion of fixed rate mortgages, introducing a new range of products under the brand name “ESTIA” in late 2005, with highly competitive fixed interest rates for periods ranging from 3 to 20 years, and an interest-only option for up to 5 years. In addition, two more sophisticated floating rate products were introduced, offering customers protection from interest rate increases (i.e. “caps” and “fixed payment—extendable maturity” mortgage products).

An important development regarding the quality of mortgage credit is the option offered to existing and new customers to buy a life-insurance plan, with favorable terms and conditions, together with their mortgage. Currently, approximately half of our new mortgages are extended together with a life-insurance plan.

The Bank’s mortgage loans are offered with maturities of up to 40 years. Loans guaranteed and/or subsidized by the Greek Government to special groups and victims of natural disasters, for which maturity is determined by law, range from 15 to 22 years. Fixed rate loans are offered for periods of up to 20 years.

The Bank has been able to maintain a favorable market share for mortgage loans, according to our analysis of data published by the Bank of Greece, and expand its loan portfolio despite increased competition in the market due to our favorable brand recognition, widespread distribution network and customer loyalty.

Until recently, mortgage customers had to pay a penalty for early pre-payment, discouraging customers from switching mortgage providers. In 2005, the Greek Supreme Court issued a decision prohibiting pre-payment penalties for floating rate loans. The Bank adjusted its mortgage lending policy in order to mitigate any adverse effects of this decision, and to date has experienced no material impact from this decision.

The mortgage underwriting process (credit approval, granting procedures etc.), is centralized under the Mortgage Credit Division. This ensures segregation of duties and uniform enforcement of underwriting standards. The rationale behind this organizational structure is to ensure correct application of credit policy, through a uniform, accurate and consistent decision-making process. Moreover, important client information is closely monitored and used as an input for future business action.

Small business credit

In 2002, we established the Small Business Credit division to enhance and personalize services offered to our business clients and particularly to increase the Bank’s penetration in the professional and small business segment. The Small Business Credit division administers credit underwriting of loans to professionals and small businesses with turnover of up to €2.5 million and is part of the Bank’s retail banking operations. It comprises three credit centers in Athens, Thessaloniki and Patras. Since its inception, the Small Business Credit division has launched lending products for SMEs and professionals, including the “Open Professional Plan” offering a revolving credit facility to borrow up to 100% of total annual turnover. In 2005, the Bank introduced Business Multiloans that essentially cover a wide range of a company’s financing needs (e.g., equipment and machinery purchase, new building and other fixed assets) with a longer repayment period and a wider choice of interest rate. In 2005, the Bank also began promoting financing products to a wider variety of business categories, including restaurants, workshops and tourist businesses. Additionally, the Small Business Credit division offers medium-to-long term loans geared towards medium-to-long term working capital needs or financing of fixed assets, such as equipment and office renovations.

On February 15, 2005, the division was renamed the Small and Medium Enterprises (“SMEs”) Division.

Commercial banking

General

The Bank’s commercial loan portfolio in Greece comprises approximately 45,000 corporate clients (including SMEs), including most of the largest corporate groups in Greece. As a Group, we are able to offer our corporate clients a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and other currencies), foreign exchange, insurance products, custody arrangements and trade finance services.

Lending activities

The Bank lends to all sectors of the economy. As at December 31, 2005, domestic commercial lending (including to the public sector) accounted for 42% or €10,973 million, of the Bank’s total domestic loan portfolio. Traditionally, the Bank has focused on lending to large- and medium-sized domestic corporations, especially industrial corporations, which accounted for approximately 9.8% of its total domestic loan portfolio as at December 31, 2005. The Bank has several clients to which it has lent significant amounts; its ten largest individual performing loan exposures totaled €1,326.5 million as at December 31, 2005, and account for approximately 12.1% of the Bank’s total domestic commercial loan portfolio. The Bank has reoriented its commercial lending activities to target smaller growth companies. For example, customers with up to €2.5 million corporate turnover are serviced by a specialized lending department for small-sized enterprises and professionals, which provides targeted services such as pre-approved loans. See “—Retail Banking—Small Business Credit”. in this Item 4.B.

The Bank is offering:

•       corporate accounts with overdraft facilities;

•       foreign currency loans;

•       variable rate loans; and

•       currency swaps and options (mostly Euro-related) for corporate customers.

The Bank’s lending is primarily in the form of credit lines, which are generally at variable rates of interest with payment terms of up to 12 months. In addition, the Bank provides letters of credit and guarantees for our clients. See Item 5.E “Operating and Financial Review and Prospects—Off Balance Sheet Arrangements”. At December 31, 2004 and 2005, the Bank had outstanding letters of credit and guarantees amounting in aggregate to €2.6 billion. Most loans are collateralized to a certain degree, although Greek law imposes significant delays in foreclosing on collateral. See Item 4.E, “Assets—Loan Portfolio” and “Credit Quality—Risk Management—Loan Approval Process”. As at December 31, 2005, the Bank’s corporate loan portfolio totaled €12,248.2 million, 39.9% of the total amount of loans outstanding at year end.

Reduced inflation and increased competition in the Greek market have resulted in a significant decline in interest rates over the past few years. While the European Central Bank controls the prime-lending rate, which is the effective minimum interest rate, the Bank has often played a leading role in setting interest rates in the Greek market. The table below sets forth certain key interest rates charged and the savings rate paid by the Bank following the most recent interest rate cuts by the European Central Bank on May 20, 2002, December 10, 2002, March 17, 2003 and June 12, 2003.Following ECB rate increases at the end of 2005—first half of 2006, NBG raised its savings rate accordingly.

Interest rate on:	As at May 20, 2002	As at December 10, 2002	As at March 17, 2003	As at June 12, 2003	As at May 1, 2005	As at March 17, 2006	As at June 28, 2006
Prime lending rate for working capital	6.25%	6.00%	5.90%	5.75%	5.75	5.75%	6.00%
Prime lending rate for fixed assets	6.50%	6.25%	6.15%	6.00%	6.00	6.00%	6.25%
Variable rate mortgages	5.60%	5.60%	5.60%	5.50%	5.50	5.50%	5.50%
Savings rate	0%–2.25%	0%–1.90%	0%–1.70%	0%–1.40%	0.30%–1.40%	0.50%–1.40%	0.50%–1.65%
Personal loans	10.20%	9.95%	9.95%	9.95%	9.95	11.00%	11.00%
Consumer loans	9.50%	9.50%	9.50%	9.25%	9.25	9.25%	9.25%

We also participate in, advise on and arrange large syndicated loans with both domestic and foreign banks. Generally, these loans finance large domestic and international infrastructure projects and borrowings by large corporations and state-controlled entities. For example, the Bank participated as co-arranger and underwriter in the financing of the Athens ring-road and the Rion-Antirrion bridge in Greece, the Birmingham Northern Relief Road in Britain, the High Speed Line Railway and the Rijnmond Power Plant in Holland, the Maritsa East Power Plant in Bulgaria and the Stendal Pulp Mill in Germany. NBGI, the Bank’s London-based investment banking subsidiary, is also active in arranging international syndicated loans and acting as an advisor on projects in private sector transactions.

Shipping finance

Greece is a maritime nation with a long tradition in ship-owning and is one of the world’s largest ship-owning and ship-flagging nations. Shipping remains an important sector of the Greek economy and the

Bank is one of the most active participants in the local market, as well as one of the strongest competitors to foreign banks involved in shipping finance in Greece, according to an analysis of shipping finance made by Petrofin SA. The Bank has traditionally provided financing for many of the largest Greek shipping companies. As at December 31, 2005, outstanding shipping loans were approximately €692.3 million, which represents approximately 2.2% of the Bank’s total loan portfolio as at that date.

The Bank’s shipping finance activities are carried out both through its Piraeus and London branches, the former of which is dedicated exclusively to shipping finance. Loans originated in London accounted for 16.6% of the Bank’s loans in this sector as at December 31, 2005. The Bank plans to continue with its strategy of targeting first-tier shipping groups with respect to both our conventional shipping finance and our syndicated loan activities in order to improve quality, spread risk and enhance the profitability of our shipping loan portfolio. Most of our shipping loans are secured by vessels.

The shipping industry is highly cyclical, experiencing volatility in revenues and cash flows resulting from changes in the demand and supply of vessel capacity. The demand for vessels is influenced by, among other factors, global and regional economic conditions, developments in international trade and changes in seaborne and other transportation patterns. None of these factors is within our control.

The Bank’s portfolio of loans to the shipping industry has been adversely affected by loans originated in the early 1990s. As at December 31, 2005, 2.0%, or €13.8 million, of the Bank’s loans to the shipping sector were non-performing. Non-performing loans to the shipping sector accounted for approximately 1.2% of the Bank’s total non-performing loans as at December 31, 2005, compared to 1.8% in 2004 and 5.7% in 2003. The Bank has experienced a significant decrease in non-performing loans attributable to this sector following the implementation of new credit controls in 1998. See Item 4.E, “Selected Statistical Data—Credit Quality”. Of the Bank’s ten largest non-performing loan exposures, currently four are to the shipping sector, which as most of the Bank’s non-performing loans to this sector originated in the beginning of the 1990s or earlier. These loans are managed by the Bank’s specialized non-performing loans division.

The Bank has adopted strategies and procedures to more effectively evaluate shipping credits. Each existing shipping loan is subject to periodic (at a minimum, annual) performance reviews. This approach has delivered positive results and the Bank’s management believes that it will result in continued improved performance in this sector in the next few years. Loans related to the ferry business, representing 18.6% of our shipping loan portfolio as at December 31, 2005, have been restructured in recent years in line with market outlook, although most such loans are secured by vessels.

Non-Performing Loans

The Bank’s management has focused on reducing the level of the Bank’s non-performing loans, defined generally as those loans where principal or interest is more than 180 days in arrears. In recent years, management has taken steps to reduce the level of non-performing loans. Our policy for writing off non-performing loans, in conjunction with growth in the Bank’s total loan portfolio, has resulted in the level of non-performing loans on our balance sheets declining from approximately 18.3% of total loans as at December 31, 1995 to approximately 4.2% of total loans as at December 31, 2005.

Investment Banking and Brokerage-Related Activities

The Bank and certain of our subsidiaries (principally NBGI, National Securities Co. S.A. and NBGI Private Equity) offer a wide range of capital markets and advisory services, including:

•       corporate finance advisory services;

•       underwriting;

•       venture capital;

•       private equity;

•       equity and debt financing;

•       stock brokerage;

•       custodian services; and

•       private banking.

The provision of capital markets and advisory services in Greece has become increasingly competitive, with a number of banks and brokerage houses participating actively in this area. However, we believe that our plan to reorganize our business to combine all of the investment banking activities of the Group and our existing presence in the marketplace will enable us to capture a significant share of any growth in the Greek market for investment banking and brokerage services.

Investment Banking Activities

In recent years, the Bank has maintained one of the leading market shares in capital markets activities in Greece, according to our analysis of data published by the Bank of Greece, particularly with regard to public offering activity. Over the past five years, the Bank has acted as underwriter in 56 out of 68 domestic private sector IPOs. During the same period, the Bank has participated in all of 10 privatization offerings in Greece, while being one of the lead managers in the largest offerings in Greece. According to the Bank’s internal statistics, the Bank’s market share of underwritten offerings of equity securities by Greek issuers, in terms of underwritten amount, was approximately 21% in 2005, representing an underwritten amount of €123.5 million, and approximately 20% in 2004, representing an underwritten amount of €16.6 million.

In addition to our domestic activities, we also conduct investment banking business in London and New York through NBGI, which also has a private equity and venture capital business conducted in its London and Athens offices.

During 2005, NBGI developed its position as a leading advisor in the Greek corporate finance advisory investment banking business, according to our analysis of publicly available information. NBGI has acted as a leading advisor to the Greek Government on major international transactions, and has also undertaken a series of successful advisory projects with Greek corporate clients, advising Coca-Cola Hellenic Bottling Company on its offer for Lanitis Bros. in Cyprus and Forthnet in relation to an unsolicited tender offer by Intracom. NBGI’s Corporate Finance team plans to continue the cooperation with our other businesses, such as corporate banking, that proved successful in 2005. NBGI had revenues of €14.7 million in 2005, and revenues of €6.8 million in 2004. At the beginning of 2005, NBGI rationalized its US operations and disposed of NBGI Asset Management Inc. in order to focus on its core broker-dealer business, NBGI Securities Inc. Through NBGI Securities Inc., we provide US institutional investors with research on Greek listed companies and more general information on the economic condition of Greece and SEE.

The Bank is also active in project finance, and has provided project finance advisory services to the Greek Government in a number of major infrastructure projects over the past 10 years, including the New Athens International Airport, the Athens Ring Road, the Rion-Antirrion Bridge, the Thessaloniki Metro Project and the Greek Motorways Concession Projects.

Stock Brokerage

National Securities Co. S.A. is our brokerage arm and is a member of the ATHEX. Its customers are able to execute securities purchase orders through on-line connections in the Bank’s branch network that allow for rapid execution (subject to market conditions and rules). Over the last three years, National Securities Co. has attracted institutional clients in Greece and abroad. It is increasingly engaging in portfolio management and in secondary market transactions for both retail and institutional clients in government securities. As at December 31, 2005, National Securities Co. had a market share of 12.9% of trades brokered by total trading volume on the ATHEX, ranking second in terms of total trading volume, compared with a 17.6% market share held by its largest competitor, EFG Securities. In 2004, its market share was approximately 12%.

On July 13, 2006 the Bank agreed to acquire P&K Securities, a Greek brokerage firm, for a total consideration of €48.7 million. This acquisition will create, together with National Securities Co., the leading brokerage company in the Greek equity capital markets which will also focus on playing an active role in the SEE region.

Custodian Services

The Bank offers custodian services to our foreign and domestic institutional clients who hold securities listed on the ATHEX. The Bank offers trade settlements, safekeeping of securities, corporate action processing, income collection, proxy voting, tax reclamation, brokerage services, customized reporting, regular market flashes and information services. The Bank also acts as global custodian to our domestic institutional clients who invest in securities outside Greece.

The Bank acts as an agent for approximately 126 domestic institutional clients (27 mutual funds, 1 investment company, 1 financial services company, 22 insurance companies and 75 pension funds) and 46 foreign institutional clients, including several leading global custodians, as at December 31, 2005. The Bank had, as at December 31, 2005, approximately 155,000 active custody accounts, in addition to approximately 39,000 customers having only government debt in their portfolio and approximately 211,000 customers maintaining only Mutual Fund Units in their portfolio.

Payment services

The Bank offers payment services to our clients participating in all local interbank payments channels. The Bank is also a member of the euro interbank channels of TARGET, EBA for Euro 1, Step 1 and Step 2 services. As a member of Step 2, the Bank is the main Greek entry point for Eurozone payments. For payments, especially outside the Eurozone, the Bank maintains a global network of correspondent banks. The Bank is currently in the process of implementing a major program to centralize our payments operations, which has been ongoing since 2004.

Venture Capital

In 2005, NBGI implemented a number of structural changes, increasing its funds under management to €320 million (including undrawn amounts). Its activities focused on three main investment areas: the UK and Western Europe, Greece and other SEE countries, and technology.

2005 was an active year for our venture capital business. The NBG UK Fund disposed of its first investments, while it also carried out two new investments. The NBG Emerging Europe Fund completed its third and largest liquidation of an investment, achieving returns on its capital of approximately 71%, and the Technology Fund made three new investments in 2005.

Mutual Funds

Our domestic fund management business is run by Diethniki Mutual Fund Management S.A. (“Diethniki”) which is 100% owned by Group companies. Diethniki manages funds which are made available to our customers through the Bank’s extensive branch network.

As at December 31, 2005, Diethniki’s total assets directly under management were €6.9 billion, a 19.2% decrease from 2004, resulting from shifting the emphasis from money market funds to bond funds, balanced funds and equity funds. Diethniki’s market share in Greece was 24.6% as at December 31, 2005, compared to 27.1% as at December 31, 2004, according to the Association of Greek Institutional Investors.

Diethniki offers a total of 35 mutual funds, 21 under the Delos brand name which Diethniki manages directly, and 14 under the NBG SICAV brand name which are managed through intermediaries NBG Luxembourg Holding and Lux Finance Holding, which combined include securities in both the Greek and leading international markets with a range of investment products. In 2005, Diethniki expanded its range of mutual funds with the introduction of NGB Synesis Growth Strategy II, a product combining potentially higher returns and initial capital guarantee, and Delos Regular Income for investors wishing to invest over the long-term while receiving any gains at preset intervals in the form of regular income. At December 31, 2005, total assets under management for the Delos brand was down by 19.2% on the previous year, partly due to the restructuring of Diethniki’s portfolios, with a shift from money market funds to higher-yielding forms of investment, amounting to €6.9 billion compared with €8.5 billion a year earlier. Assets under management for the NBG SICAV line increased to €350 million from €185 million in 2004, up 89% at year end 2005.

The restructuring of the assets in Diethniki’s funds under management in 2005 led to an increase in the most profitable categories. Specifically, the proportion of bond mutual funds grew substantially at the expense of money market mutual funds. The Bank’s management believes that this qualitative shift will deliver benefits for our profitability in the years ahead, as well as substantially enhance customer retention. At the end of 2005, Diethniki held a market share of 24.6%, the second largest in Greece, according to the Association of Greek Institutional Investors.

We currently intend to expand our fund management business further into other countries in which we operate.

The total value of the funds we have managed since 2001 is illustrated in the table below.

As at December 31,	Funds under management	Market share
	(€ in millions)
2001	4.2	15.8
2002	4.2	16.7
2003	7.7	25.3
2004	8.5	27.1
2005	6.9	24.6

In addition to Diethniki’s activities National Investment Company S.A., managed a portfolio comprising Greek shares, units in foreign mutual funds, Greek Government bonds and treasury bills, foreign securities and domestic and short-term money market investments. In an effort to streamline our operations, the Bank integrated the operations of National Investment Company S.A., a Group subsidiary, in December 2005, and its functions are now performed at the level of the Bank’s treasury.

Private Banking

Through our private banking entities we provide high net worth clients with specialized services and a wide range of tailor-made investment products, such as capital guaranteed products.

The Bank launched our private banking operations in 2003, and now operates both domestically and internationally through our international private banking units in London and Guernsey. The Bank’s private banking units had aggregate assets under management of €1.7 billion at the end of 2005, compared to €1.3 billion at the end of 2004.

In 2005, the Bank launched two private banking units in the Athens area (Kifisia and Piraeus), and the Bank intends to launch another two private banking units in Patra and in Larissa or Volos during 2006.

Furthermore, following the open architecture philosophy, the Bank offers third-party investment products to our clients and plans to establish advisory and asset management services.

Treasury Activities

The Bank and each of our banking subsidiaries carry out their own treasury activities. These activities include:

•       Greek Government securities trading;

•       foreign exchange trading;

•       interbank trading in euro and other currency deposits;

•       foreign exchange forwards trading;

•       repurchase agreements;

•       corporate bonds; and

•       derivative products, such as options and interest rate and currency swaps.

The Group’s Treasury is active across a broad spectrum of capital market products and operations, including bonds and securities, interbank placements in the international money and forex markets, and market-traded and OTC financial derivatives. It supplies the branch network with value-added deposit products, and the client base includes institutionals, large corporations, insurance funds and big private-sector investors. In general, the Bank and our subsidiaries enter into derivatives transactions for economic hedging purposes or in response to specific customer requirements. The Bank also trades actively on a proprietary basis, primarily in Euro-denominated Greek Government securities, and to a lesser extent, in the spot foreign exchange market and is a general clearing member in the Eurex derivatives exchange. In recent years, the Bank’s treasury-related activities have represented a significant source of revenues. In 2005, total turnover for foreign exchange trading and money market transactions by the Bank’s central dealing room in Athens was approximately €81 billion and €777 billion, respectively.

In addition, our dealing rooms promote and provide treasury products and services. Our principal dealing rooms are located in Athens and London. We also operate small dealing rooms in Sofia, Bucharest, and Skopje. In addition, we have a dealing room in Thessaloniki to provide coverage of our clients in northern Greece.

The Bank is active in the primary and secondary trading of Greek Government securities, as well as in the international Eurobond market. The Bank is a founding member of the Group of Greek Government Securities Primary Dealers which was established by the Bank of Greece in early 1998. For the year 2005, according to Bank of Greece data, the Bank ranked first in terms of volume traded among 19 primary dealers in government bonds traded through the Electronic Secondary Securities Market.

Other Financial and Related Services

We also offer a wide range of other financial and related services directly through the Bank and indirectly through specialized subsidiary companies. These services include:

•       leasing;

•       factoring;

•       consulting and professional training; and

•       real estate management and warehousing.

Leasing

We began leasing activities in 1990 through our subsidiary, Ethniki Leasing S.A. Ethniki Leasing is active in the leasing of land and buildings, machinery, transport equipment, furniture and appliances, and computer and communications equipment. As at December 31, 2005, the company had assets of €526.0 million and had revenues of €20.0 million for the year ended December 31, 2005. Another Group company, Interlease AD, provides leasing services in Bulgaria through its branch in Sofia. As at December 31, 2005, Interlease had assets of €125.1 million and revenues of €10.4 million. In addition, on December 29, 2005, the Bank acquired the Romanian leasing company Eurial Leasing S.A. (“Eurial”), a medium sized company specializing mostly in automobile leasing. As at December 31, 2005, Eurial had total assets of €53.7 million (Eurial did not contribute to our operating income for the year 2005).

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

Consulting and Professional Training

Ethnodata S.A. and its subsidiary, Ethnoplan, both Group companies, provide training and development in the area of information systems and software primarily to other companies in the Group. Ethnodata also provides IT consultancy services within the Group and to third parties. In addition, the Bank runs a training center for its employees as well as other banks in Greece and abroad. The Bank’s training center offers training courses and participates in programs funded by the EU.

We also engage in business consultancy services through Planet S.A., a business consultancy firm based in Athens in which the Bank holds a 31.72% stake.

Real Estate Management

The Bank engages in real estate management activities, including warehousing and third-party property management. As at December 31, 2005, the Bank owned 1,582 real estate units, 1,124 of which were buildings the Bank acquired for our own business purposes or through seizure of collateral on loan foreclosures. The book value of those assets was €275.5 million as at December 31, 2005. In addition, Ethniki Kefalaiou S.A., a wholly-owned subsidiary of the Bank that is engaged in asset and liability management, including asset liquidation, manages 65 properties with an aggregate book value of €28.2 million as at December 31, 2005. Most of these properties have been bought in recent years from the Bank, which acquired them on realization of collateral under non-performing loans. In line with our strategy of streamlining our activities, we intend to continue to dispose of certain non-core real estate holdings through Ethniki Kefalaiou S.A. For the year ended December 31, 2005, proceeds from the sale of land and buildings by the Bank and Ethniki Kefalaiou amounted to approximately €28.3 million.

National Real Estate, performed warehousing functions and held real estate property as an independent subsidiary. By June 2005, we had consolidated the remaining assets in our real estate portfolio that were unrelated to our principal financial services businesses into National Real Estate, with the goal of improving the management of our real estate portfolio through economies of scale and facilitating our profitable development of those properties. On March 31, 2006, the Bank consolidated the operations of National Real Estate. See Item 4.D, “Property, Plants and Equipment” for general information regarding our real estate holdings and Item 4.A, “History and Development of the Company” for information regarding our principal real estate divestitures in recent years. The Bank intends to continue to divest real estate holdings.

International Operations

We operate, as a Group, in 14 countries outside Greece. Our international network comprises 325 banking units outside Greece (including Bank branches, subsidiaries and representative offices), which offer traditional banking services and financial products and services. The Bank has five commercial banking subsidiaries in five countries: South African Bank of Athens, NBG Cyprus, Stopanska Banka, based in Skopje in FYROM, United Bulgarian Bank AD, with its headquarters in Sofia, Bulgaria and Banca Romaneasca SA based in Bucharest, Romania, in which the Bank acquired a 81.65% stake in 2003 (increased to 97.14% in 2005). In 2005, the international operations contributed €152.5 million in net profit to the Group. As at December 31, 2005, the pre-tax profits stemming from our activities in SEE (Bulgaria, Romania, FYROM, Albania and Serbia) were €99.2 million, up 151.8% from €39.4 million in 2004. Likewise, total lending was €2.2 billion at December 31, 2005, up 58.1% from December 31, 2004, while deposits surpassed €1.9 billion at December 31, 2005, up 11.8% from December 31, 2004. At December 31, 2005, all the Bank’s international activities together (exclusive of overseas subsidiary companies) accounted for 6.4% of our total assets. The total assets attributable to the Bank’s international operations as at December 31, 2005, were €3.9 billion (a 2.7% decrease from €4.0 billion as at December 31, 2004). In 2005, 0.6% of the Bank’s profit (before taxes and provisions) was derived from international operations.

Our international banking operations include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and the taking of deposits. In addition, we offer shipping finance, investment banking and brokerage services through certain of our foreign branches and subsidiaries.

Our presence abroad has tended, in the past, to center on areas with strong concentrations of Greek immigrants to whom we provide traditional banking services. Our policy, since the early 1990s, is to continue to rationalize our international network and to focus on the Bank’s regional strength in SEE by strengthening our existing network and expanding into growing markets that present low banking penetration and greater profit margins. We seek to develop, in particular, our wholesale banking business by targeting major financial centers to which we can offer Greek and Balkan lending exposure. Our retail banking presence in some geographic areas may only be justified by our success in niche markets in which we have the ability to exploit competitive advantages.

Since 2000, the Bank has steadily built up a strong presence in SEE, through acquisitions and greenfield start-ups. The Bank’s regional strategy aims at diversifying our operations and enlarging our footprint to cover a region with attractive economic prospects. The Bank already offers commercial banking services to selected customers in the region through our branches in Albania, Bulgaria, Serbia and Romania. We intend to build on these efforts through the acquisition of Finansbank, which operates primarily in Turkey.

Our international network is described below.

National Bank of Greece S.A.: Foreign Branches

The Bank currently has 34 foreign branches in five countries including one in the United Kingdom, one in Guernsey, 30 in SEE (24 in Serbia and six in Albania), one in Cyprus and one in Egypt. Our operations in Romania and Bulgaria were fully acquired and integrated by the Bank’s respective subsidiaries in those countries in 2005. Additionally, we have four overseas representative offices (one in London, two in Australia and one in Turkey). The London branch principally serves large corporate and shipping clients and also offers private banking services. The majority of assets and loans of the Bank attributable to our foreign branches are held in London. The Bank’s management believes that SEE represents a significant growth area for our international operations. See Item 4.B, “—Strategy”. Due to our close proximity to, and familiarity with, the region, the Bank’s management believes we will enjoy significant competitive advantages in SEE over other foreign and other Greek banks. Currently, the Bank’s Balkan branches lend primarily to certain of the Bank’s established Greek corporate clients operating in those countries, but also to certain local corporate clients that have significant liquid assets and other collateral.

The table below provides selected financial information of the Bank’s foreign branches as at and for the year ended December 31, 2005, on a total basis before consolidation adjustments:

	EUR	US$(1)
	(in millions)	(in millions)
Total Assets	4,290.3	5,372.3
Net Loans	1,515.6	1,897.8
Total Deposits	1,960.4	2,454.8
Profits Before Taxes and Provisions	(0.4)	(0.5)

(1)             Solely for convenience of the reader the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = €0.7986  on June 23, 2006.

The table above relates solely to the Bank’s foreign branches and not to the branches of the Bank’s foreign subsidiaries.

United Bulgarian Bank

United Bulgarian Bank AD (“UBB”) is a commercial bank with headquarters in Sofia, which provides retail and corporate finance services in Bulgaria. We acquired 89.9% of the share capital of UBB in 2000, and currently hold a 99.9% interest in UBB. In 2005, the UBB branch network continued to expand, opening eight standalone branches in cities and towns throughout Bulgaria. At the end of 2005, UBB’s distribution network included 134 units (38 branches, 79 sub-branches and 17 in-store branches). In 2005, UBB recorded 36.2% growth in its loan portfolio compared to 2004, as a result of nearly 24.2% growth in corporate loans and 54.7% growth in its retail loan portfolio. In 2005, UBB’s market share in Bulgaria was 10% for corporate loans, 13% for consumer loans and 18% for mortgage loans. During 2005, UBB maintained its market share of 11.5% in non-bank customer deposit base both in Bulgarian leva and foreign currency deposits. As at December 31, 2005, UBB operated 381 ATMs (representing a market share of approximately 15%) and 2,232 POS terminals in Bulgaria, representing a market share of approximately 17%. During 2005, UBB was the bank with the biggest number of issued international credit cards in Bulgaria under the logos of MasterCard, VISA and VISA Electron, realizing a respective market share of 64%. UBB also holds an 11% market share with respect to debit cards in Bulgaria, according to market share data taken from statistics published by the Bulgarian National Bank. UBB’s activities expanded in 2005 when it offered the Balanced Fund, its first mutual fund, to investors. UBB successfully placed the biggest ever corporate bond issue in Bulgaria, amounting to BGN80 million (€41 million). UBB successfully placed its first issue of Eurobonds worth €100 million on the European capital markets. UBB was audited by our internal audit department in 2005, and as a result, a major restructuring took place of its credit card subsidiary to eliminate duplication and overlap of activities. The Bank’s management believes these changes will improve UBB’s operating efficiency.

Standard and Poor’s has recently affirmed the BBB—long-term and A-3 short-term ratings of UBB with a stable outlook. In addition, Fitch affirmed the BBB long-term rating with a stable outlook, as well as the F3 short-term, C/D individual and 2 support ratings. UBB works closely with Interlease, the Bank’s leasing subsidiary, for the development of our plans in Bulgaria.

Selected financial information with respect to UBB as at and for the year ended December 31, 2005 is provided in the table below.

	Bulgarian leva	US$(1)
	(in millions)	(in millions)
Total Assets	3,173	2,032
Net Loans	2,003	1,282
Total Deposits	2,375	1,521
Profits Before Taxes and Provisions	144	92

(1)             Solely for the convenience of the reader, the translation of Bulgarian leva into U.S. dollars has been made at the rate of US$1.00 = BGN1.5619, the fixing rate as announced by the Bulgarian central bank as at June 23, 2006.

Banca Romaneasca SA

Banca Romaneasca SA (“BR”) is a universal bank, which provides a wide range of retail and corporate banking services in Romania, primarily dedicated to the financing of small and medium sized companies. We became Banca Romaneasca’s main shareholder in October 2003, with an initial shareholding of 81.7%. In order to support the further development of BR, in February 2006, BR implemented a share capital increase of RON244,958,896, increasing the share capital of BR to RON393,126,028, and increasing our participation in BR to 88.71%. EBRD is the second largest shareholder of BR, with a participation of 10.18% of BR’s share capital.

At the end of 2005, BR had a countrywide distribution network consisting of 44 banking units, and it operated a network of 63 ATMs. BR was the first bank in Romania to provide money-transfer services and it provides money-transfer services in 535 locations across the country. BR launched its first credit card in March 2004. As at December 31, 2005, BR had doubled its overall market share and quadrupled its retail market share since its acquisition in 2003. As at December 31, 2005, BR’s market share was 3% in retail lending and 3% in corporate lending, according to statistics published by the Central Bank of Romania.

Selected financial information with respect to BR as at and for the year ended December 31, 2005, is provided in the table below.

	Romanian New Lei	US$(1)
	(in millions)	(in millions)
Total Assets	2,252	781
Net Loans	1,432	497
Total Deposits	1,997	692
Profits Before Taxes and Provisions	17	6

(1)             Solely for the convenience of the reader, the translation of Romanian lei into U.S. dollars has been made at the rate of US$1.00 = RON2.8841, the fixing rate as announced by the Romanian central bank as at June 23, 2006.

Stopanska Banka A.D.

Stopanska Banka AD (“Stopanska Banka”) is a universal bank, headquartered in Skopje and registered in FYROM, that provides payment transfers, credit and deposit-taking services in its home country and abroad. We acquired a controlling interest in Stopanska Banka in 2000, and we currently hold a 71.2% stake. Stopanska Banka operates domestically and is one of the largest banks in FYROM, with 25 branches, which, following a branch network reorganization during 2003 and 2004, in turn manage 24 sub-branches. As part of its reorganization and restructuring process, Stopanska Banka completed the second phase of the installation of the Globus banking system for corporate lending. We currently anticipate that full installation of Globus will be completed in 2007, covering retail and treasury functions as well. In addition, in 2004, Stopanska Banka installed an enterprise resource planning system, created by SAP, in order to support its financial accounting systems. Stopanska Banka aims to continue improving its loan portfolio by targeting highly creditworthy customers while keeping its loan structure through an increase in write-offs. As at December 31, 2005, Stopanska Banka’s market share in FYROM was 40% in retail lending and 29% in retail deposits and 24% in corporate lending and 30% in corporate deposits, according to statistics published by the National Bank of FYROM.

Selected financial information with respect to Stopanska Banka as at and for the year ended December 31, 2005, is provided in the table below:

	Macedonian denars	US$(1)
	(in millions)	(in millions)
Total Assets	33,338	686
Net Loans	15,943	328
Total Deposits	27,801	572
Profits Before Taxes and Provisions	994	20

(1)             Solely for the convenience of the reader, the translation of Macedonian denars into U.S. dollars has been made at the rate of US$1.00 = 48.6184 Macedonian denars; the fixing rate as announced by the central bank of the Former Yugoslav Republic of Macedonia as at June 23, 2006.

National Bank of Greece (Cyprus) Ltd.

The National Bank of Greece (Cyprus) Ltd. (“NBG Cyprus”), which has its headquarters in Nicosia, provides a wide range of commercial and retail banking services, with particular focus on the tourist industry. We founded NBG Cyprus in 1991. NBG Cyprus’ strategy focuses on expanding its loan and deposit portfolios through the introduction of new mortgage and retail credit products. In 2005, NBG Cyprus reduced its total number of branches from 25 to 18 and its number of foreign exchange bureaus from six to five following a rationalization of its operations. As at December 31, 2005, NBG Cyprus had a market share of 2% in retail lending and 6% in corporate lending, according to our analysis of data published by the Central Bank of Cyprus.

Selected financial information with respect to NBG Cyprus as at and for the year ended December 31, 2005, is provided in the table below:

	Cyprus pounds	US$(1)
	(in millions)	(in millions)
Total Assets	580	1,263
Net Loans	342	745
Total Deposits	517	1,126
Profits Before Taxes and Provisions	(2)	(4)

(1)             Solely for the convenience of the reader, the translation of Cyprus pounds into U.S. dollars has been made at the rate of US$1.00 = 0.4592  Cyprus pounds determined by reference to the fixing rate as announced by the Cyprus central bank as at June 23, 2006.

The South African Bank of Athens Ltd.

The South African Bank of Athens Limited (“SABA”) has 12 branches across South Africa, primarily in urban centers. We founded SABA in 1947. SABA offers traditional commercial and retail banking services, with particular emphasis on retail and commercial banking services for the SME market in South Africa. In 2004, SABA further developed its electronic banking platform and received MasterCard accreditation, which facilitated the launch of its ATM/debit card during the second quarter of 2005. Furthermore, in 2005, the Bank undertook a major re-branding exercise intended to present a more modern and sophisticated image of SABA. The re-branding exercise has continued into 2006.

Selected financial information with respect to SABA as at and for the year ended December 31, 2005, is provided in the table below:

	South African rand	US$(1)
	(in millions)	(in millions)
Total Assets	641	86
Net Loans	464	62
Total Deposits	558	75
Profits Before Taxes and Provisions	4	1

(1)             Solely for the convenience of the reader, the translation of South African rand into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = 7.43  South African rand as at June 23, 2006.

Future Expansion

On February 28, 2006, the Bank announced its intention to acquire a controlling stake in Finansbank, a mid-size commercial and retail bank in Turkey. The purchase is to be consummated first through the Bank’s Acquisition of 46% of Finansbank’s ordinary shares, followed by a Tender Offer for the remaining ordinary shares held by Finansbank’s minority shareholders. The Tender Offer is expected to be completed in 2006. We also are currently evaluating other potential acquisitions in SEE, Eastern Europe and the Southeast Mediterranean region. See Item 4.B, “—Strategy”

Discontinued operations

Atlantic Bank of New York

On October 11, 2005, the Bank announced the signing of an agreement for the sale of Atlantic Bank of New York (“ABNY”) to New York Community Bancorp, Inc., the holding company of New York Community Bank, for US$400 million. The sale was completed in April 2006. ABNY has 17 branches and assets of about US$3 billion and ranks among the 20 largest commercial banks in New York. ABNY also has six subsidiary companies: Atlantic 960 Corp., Atlantic Financial Services Inc., Gramercy Leasing Services Inc., Beta Investments Inc. (which wholly owns Omega Commercial Mortgage Corp.), Standard Funding Corp. (which wholly owns Standard Funding of California, Inc.), and Yonkers Financial Services Corp. During the past years ABNY maintained profitable results but with lower RoE levels than the Group.

Selected financial information with respect to ABNY as at and for the year ended December 31, 2005, is provided in the table below:

US$
(in millions)
Total Assets	2,718
Net Loans	1,254
Total Deposits	1,676
Profits Before Taxes and Provisions	47

The results of ABNY have been reclassified under profit from discontinued operations in the Group’s financial statement.

National Bank of Greece (Canada)

On November 8, 2005, the Bank announced the signing of an agreement for the sale of our subsidiary National Bank of Greece (Canada) (“NBG Canada”) to ScotiaBank. The sale was completed in February 2006. This transaction, like the sale of Atlantic Bank of New York, is consistent with our strategy to withdraw from mature markets where growth prospects are limited and at the same time retain and expand our presence in markets with high growth potential where we command a competitive advantage. NBG Canada operates a network of 10 branches in the Provinces of Quebec and Ontario. During the past few years, NBG Canada has maintained steady profitability. However, its RoE and RoA are significantly lower than our benchmarks, reflecting a lack of momentum for growth in a highly consolidated banking market.

Selected financial information with respect to NBG Canada as at and for the year ended December 31, 2005, is provided in the table below:

	Canadian dollars	US$(1)
	(in millions)	(in millions)
Total Assets	622	553
Net Loans	524	466
Total Deposits	553	492
Profits Before Taxes and Provisions	6	5

(1)             Solely for the convenience of the reader, the translation of Canadian dollars into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = 1.1241 Canadian dollars as at June 23, 2005.

The results of NBG Canada have been reclassified under profit from discontinued operations in the Group’s financial statement.

Selected Non-Banking Subsidiaries

NBGI Private Equity

NBGI Private Equity Limited, a subsidiary of NBG International Limited, is based in London and manages the following private equity funds: NBG Private Equity Fund LP, with an initial capitalization of

€100 million, investing in small to mid-size “traditional economy” companies, with a geographic investment focus on the UK and continental Europe; NBG Greek Private Equity Fund LP, with an initial capitalization of €20 million, originally investing in companies which are incorporated or whose business operations are primarily in Greece, but has been subsequently re-structured (see below); NBG Emerging Europe Fund LP, with an initial capitalization of €30 million, investing in companies in Central and Eastern Europe (with a focus on Balkan countries), and other markets in Europe it considers to be emerging; NBG Technology LP, with an initial capitalization of €60 million, investing in early stage investments in information technology, telecommunications and new media throughout Europe;  NBG Real Estate Fund LP, with an initial capitalization of €30 million, originally investing in real estate predominantly in Greece, but now re-structured to allow it to make private equity investments in the UK and Western Europe (see below). In 2005 NBGI Private Equity Limited established a branch in Athens in order to better facilitate its operations in Greece.

NBG Private Equity Fund LP

NBG Private Equity Fund LP is an English limited partnership, was established in August 2000 with a capital commitment of €100 million from the Bank. The NBG Private Equity Fund aims to invest predominantly in the equity or equity related capital of unquoted and certain quoted companies spanning expansion capital, buy-outs, buy-ins and special situations which are headquartered or have a significant part of their activities in the UK or Western Europe. In 2005 this fund made two new investments and exited two of its portfolio of eleven investments.

NBG Greek Private Equity Fund LP

NBG Greek Private Equity Fund LP is an English limited partnership, was originally established in February 2004 with a capital commitment of €20 million from the Bank. The NBG Greek Private Equity Fund was re-structured in 2005 to allow it to invest in companies which are incorporated or whose business operations are in Greece and in companies which are headquartered or have a significant part of their activities in Central and Eastern Europe (with a focus on Balkan countries) the former Soviet Union, Cyprus and other markets which, at the discretion of the manager, are considered emerging markets. To take advantage of these opportunities the commitment to this fund was increased to €100m. The fund will be re-named the NBG South-Eastern Europe Fund. At the end of 2005 the NBG Greek Private Equity Fund had not made any investments.

NBG Emerging Europe Fund LP

NBG Emerging Europe Fund LP is an English limited partnership, was established in 2002 with a capital commitment of €30 million from the Bank. NBG Emerging Europe Fund is the successor fund to NBG Balkan Fund, which transferred two out of its three investments to this fund. NBG Emerging Europe Fund aims to invest in the equity or equity-related capital of unquoted and certain quoted companies operating in countries in Central and Eastern Europe, and other markets which are considered emerging markets. In 2005 the Fund exited its only remaining investment and therefore did not hold any investments at the year end.

NBG Technology LP

NBG Technology LP is an English limited partnership, was established in 2001 with capital commitments of €60 million, out of which the Bank has committed €30 million. NBG Technology aims to invest primarily in the equity or equity-related capital of unlisted small- and medium-sized enterprises operating in the sectors of technology, media and telecommunications throughout Europe. During 2005, NBG Technology LP made two new investments and therefore at the end of 2005 had five portfolio company investments.

NBG Real Estate Fund LP

NBG Real Estate Fund LP is an English limited partnership, was established in 2001 with capital commitments of €30 million from the Bank to investing in companies whose principal activities concerned real property or property related investments in Europe. The NBG Real Estate Fund LP was re-structured in 2005 to change its scope to predominantly invest in the equity or equity related capital of unquoted and certain quoted companies spanning expansion capital, buy-outs, buy-ins and special situations which are headquartered or have a significant part of their activities in Europe. The fund will be re-named the NBG Western European Fund. At the end of 2005 the NBG Real Estate Fund had not made any investments.

NBG Greek Fund Limited

NBG Greek Fund Limited is a Cypriot company currently wholly owned by the Bank, was established in 1998 with committed capital of €44 million. The scope of NBG Greek Fund was to invest primarily in rapidly growing Greek companies. NBG Greek Private Equity Fund is the successor fund to NBG Greek Fund, which reduced its committed capital down to €15 million and divesting its current holdings which, at the end of 2005, had an estimated market value of about €7.2 million.

Interlease A.D.

Interlease AD (“Interlease”) provides leasing services in Bulgaria through its branch in Sofia. The company offers primarily industrial equipment leasing services. As at December 31, 2005, Interlease had assets of €125.1 million and revenues of €10.4 million, compared to €86.3 million and €7.8 million, respectively, for 2004. In 2005, Interlease saw a substantial growth in assets, reflecting the growth and improvement of the quality of its leasing portfolio. In keeping with our cross-selling strategy, Interlease markets its leasing services in Bulgaria to customers of UBB and of the Bank’s branch in Sofia. Interlease also operates a subsidiary company named “Interlease Auto”.

Eurial

Eurial Leasing S.A. (“Eurial”) was established in Romania in 2003, as a member of Eurial Group, in order to take over the leasing activities of its parent company. Eurial commenced full operations in 2004. Eurial Group is the sole importer and distributor of Peugeot cars in Romania and performs the whole spectrum of related activities.

In December 2005, the Bank acquired a majority stake of Eurial, which amounted to 70% of its share capital. Eurial had assets of €53.7 million and profit before tax of €1.8 million, as at December 31, 2005. The main strategy of the company is the achievement of substantial growth in assets through its establishment as a leading player in the local market.

ETEBA Romania

ETEBA Romania, formerly named S.C. Top Invest S.A., is our investment banking subsidiary in Romania. ETEBA Romania’s investment banking activities include buying and selling securities for client accounts, placing the distribution of securities under primary or secondary offerings, providing consultancy and brokerage services and managing the individual portfolio accounts of clients. Its operations are centered in Bucharest.

Insurance

We provide insurance services primarily through one of our subsidiaries, Ethniki Hellenic General Insurance Company S.A. (“EH”). As at December 31, 2005, we held 76.7% of EH. EH offers life, accident and health insurance for individuals and groups, and fire, calamity, credit, car, ship, plane and cargo insurance. We believe that through the consolidation and rationalization of our insurance operations, we will be able to meet the demands of the increasingly competitive Greek insurance market.

EH provides insurance products through 47 domestic branches, 128 agencies with 2,000 insurance agents and 1,250 independent insurance brokers. In addition, we intend to increase sales of EH’s insurance products to consumers through the Bank’s extensive branch network. 92% out of the total mortgage loans granted in 2005 were accompanied by fire and theft insurance for the leased estates and 50% by Life and Permanent Total disability insurance for the loan customers.

We have continued to maintain our position in Greece as the largest provider of non-life insurance products, the second largest provider of life insurance products and the largest overall insurance provider in Greece. At year-end 2005, our domestic market share for non-life and life insurance products was 15.3% and 14.1%, respectively, based on statistics provided by the Association of Greek Insurance Companies.

In 2005, the agency system achieved an increase in new production, up 26% in Life insurance compared to 2004. The change in reinsurance policies contributed positively to the increase in profits before tax for the year 2005, amounting to €50.3 million compared to losses of €250 million in 2004. Based on the good quality of the company’s non-life portfolio as well as on its significant market share, it was decided that the own retention in certain types of risk should be increased. Moreover, during 2005, EH increased its share capital to €107.6 million, and the reserves above par to €20.2 million, through cash deposits made by its shareholders.

The cooperation between EH and the branches of the Bank has been expanded by the launch of a new pension product named “Prostheto+” offered by the Bank’s branches since February 2006. Sales for the first three months reached €16 million. Other new products will be developed and will be offered through the Bank’s branch network deposits made, such as Life and Permanent Total Disability insurance for business loan customers, covering the repayment of their loan in case of loss of life or permanent total disability as well as insurance to repay loan installments for consumer loan customers.

The successful launch of a new specialized product named “Triploun”, which was launched by the Bank’s sales network, brought in a total of €15 million in premiums during the last quarter of 2005.

Moreover, with a view towards expansion in SEE, EH has established two Cypriot subsidiaries in collaboration with NBG Cyprus, which are active in the life and general insurance sectors. EH is also operating in Romania, where it holds a 93.27% share in Societate Comerciala de Asigurare Reasigurare Eleno-Romana Garanta S.A.

EH’s activities in the Romanian market increased with the acquisition of Alpha Insurance Company in Romania from Alpha Bank for €2.7 million. As part of the sale, Alpha Bank has agreed to a 5-year contract allowing distribution of the Bank’s products through Alpha Bank’s local network.

EH plans further collaborative efforts in Romania through its affiliate companies (namely Garanta and NBG Asigurari, formerly Alpha Insurance), which together plan to launch composite insurance products (covering mortgage loans and life or personal accident) through the sales network of Banca Romaneasca, a member of the Bank’s Group of companies, and Alpha Bank Romania. EH’s affiliate, Garanta, also offers consumer credit insurance and personal accident products through the network of two other local banks, namely Pireaus Banc Romania and Romextera.

During 2005, EH acquired 95% of Alpha Insurance Brokers S.A. (which changed its name to “National Mesitiki Asfaliseon”) for a price of €2.4 million. The addition of this profitable company within the EH group will contribute to a further expansion of the services provided in the Maritime & Aviation markets as well as for risks regarding port-structuring projects.

On February 22, 2006, EH entered into an agreement with UBB, the Bank’s affiliate in Bulgaria, and American International Group, Inc. (“AIG”), for the incorporation of a life insurance company and a general insurance company in Bulgaria. Under the terms of the agreement, EH and UBB will each possess 30% of the new company’s share capital while American Life Insurance Company and AIG Central Europe & CIS Insurance Holding Corporation will possess the remaining 40% and will manage the companies.

The tables below show the total revenues and assets, respectively, of EH’s insurance operations as at and for the years ended December 31, 2003, 2004 and 2005.

Total Insurance Operations Income

Total Insurance Assets

Bancassurance Products

We also provide insurance services through another of our subsidiaries, NBG Bancassurance Company. NBG Bancassurance Company acts as an agent in conjunction with our mortgage lending operations by providing intermediary services between our mortgage customers and insurance underwriters. NBG Bancassurance Company assumes no insurance underwriting risk itself. As at December 31, 2005, NBG Bancassurance Company had assets of €4.8 million and revenues of €3.8 million.

Bancassurance provides the following services:

•       Real estate insurance on properties for which a mortgage loan has been granted by the Bank;

•       Life and disability insurance for mortgage loan borrowers; and

•       New investment-insurance products, such as “Triploun” and “Prostheto+”.

In 2005, the Bank presented its new “Triploun” program, an investment/insurance program, aimed at the formation of guaranteed capital upon expiry of the investment. It is targeted at individuals with available deposits wishing to invest a portion of such deposits to supplement their pensions, finance their children’s studies or purchase proprietary assets. In particular, the investment has a guaranteed return of 2% annually calculated on the amount formed upon its expiry, while the net highest return is remitted to the customer in addition to the guaranteed return. The customer’s life insurance program effectively covers the amount of the initial investment or twice that amount in the event of an accident. The investment may be liquidated at any time and the customer may collect its current value, in which case the guarantee on return will not be valid. In the beginning of 2006, the Bank presented its new pension program “Prostheto+”. The program secures the customer a guaranteed pension for life, which the customer buys through a lump sum payment. The customer chooses the amount of the guaranteed pension as well as the age at which he wishes to receive such pension.

The Bank’s management believes that the Greek insurance market is the least mature in the EU, according to the Association of Greek Insurance Companies, and we consider this market to have strong growth potential. Since 1993, the Greek insurance market has become significantly more competitive due to deregulation. This deregulation resulted from the implementation of EU Directives intended to harmonize the insurance industry in the EU, which has opened the market by eliminating tariffs and permitting the provision of insurance services throughout the EU. In addition, these regulatory changes have liberalized certain technical requirements regarding supervisory powers, technical reserves, the generation of statistical data and co-insurance. Because this deregulation has brought increased competition, it has forced many smaller insurance companies out of business. We believe that, in the future, the Greek insurance market will be serviced by a small number of large, adequately-capitalized and efficiently run insurance providers, such as EH. We also anticipate that proposed changes to the Greek pension system may, if adopted, provide new opportunities for the private insurance sector in Greece.

Recently, the Commission of Supervision of Private Insurance has commenced extensive audits of all insurance companies operating in Greece to ensure prudent reserving and adequate investments backing up liabilities. As a result, one insurance company’s license of operation was revoked and twelve others had to increase their share capital by €400 million. Unfair competition is therefore expected to reduce in size and aggressiveness, allowing compliant companies such as EH to regain market share.

The increased competition in the Greek insurance market has resulted in lower insurance premiums and, consequently, lower operating margins. We are responding to the pressures by:

•       fully capturing the potential for bancassurance business, which is a rapidly expanding business;

•       improving the range and flexibility of our products and services;

•       introducing new pension and health insurance products;

•       improving our sales network;

•       selectively developing our presence in SEE, Eastern Europe and the Southeast Mediterranean region; and

•       more effectively managing losses in the automobile and health insurance sectors, reducing the loss ratio, adjusting our pricing policy and, more generally, reducing our operating costs by streamlining our activities, reducing head count and the cost of premises.

See Item 5, “Key Factors Affecting Our Results of Operations—Insurance Activities”.

Hotel Business

We are also active in the tourism sector, chiefly through our subsidiary, Astir Palace Vouliagmenis S.A., which operates a complex of three hotels (Arion, Nafsika and Afrodite), bungalows and restaurants. Following completion of the full renovation of the Arion and Nafsika hotels in 2004 (an investment of approximately €70 million), the complex now operates in line with international service and safety standards for luxury hotels. Also, we decided in August 2005 to initiate a tender to outsource the management of the Astir Palace Vouliagmenis S.A. hotel complex, in an effort to make it more competitive with other popular Mediterranean hotels. We recently concluded this tender and signed an agreement with Starwood Hotels and Resorts Worldwide, Inc., which took over the management of the Astir Palace Vouliagmenis S.A. hotel complex as of July 1, 2006.

We own one other hotel unit, the Grand Hotel Summer Palace, located on the island of Rhodes.

Significant Equity Method Participations

Our equity method investment portfolio includes participations in Greek corporations that were acquired through various means, including:

•       direct investment;

•       debt-for-equity swaps under old legislation (since repealed); and

•       foreclosure proceedings on unpaid loans.

The following table sets out equity participations in which we hold an excess of 20% but less than 50% at December 31, 2005.

		December 31, 2005
Name		% Interest held by Group	Reported book value(1)
			(EUR in thousands)	(US$ in thousands)(2)
1.	AGET Heracles Cement Co. S.A	26.00%	185,271	231,996
2.	Social Securities Funds Management	40.00%	598	749
3.	Phosphate Fertilizers Industry S.A	24.23%	9,779	12,245
4.	Larco S.A.	36.43%	—	—
5.	Siemens Industrial S.A	30.00%	19,677	24,640
6.	Eviop Tempo S.A.	21.21%	2,480	3,105
7.	Teiresias S.A	39.34%	390	488
8.	Hellenic Countryside S.A.	20.23%	354	443
9.	Pella S.A	20.89%	—	—
10	Planet S.A	31.72%	3,616	4,528
11.	AGRIS S.A.	29.34%	1,573	1,970
12.	Kariera S.A.	35.00%	330	413
13.	Zymi S.A.	32.00%	500	626

(1)             As reflected in the U.S. GAAP Financial Statements of the Group at December 31, 2005 under the equity method of accounting.

(2)             Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = €0.7986  as at June 23, 2006.

The market value of our holdings in AGET Heracles, the only company listed above with shares traded on the ATHEX, was €184.8 million in 2005, compared to €167.8 million in 2004. The aggregate value of our investment portfolio at the end of 2005 was €2,627.9million.

Equity participations in which the percent of ownership interest held by the Group is less than 20% are accounted as portfolio investments in accordance with SFAS 115 “Accounting for certain investments in debt and equity securities”, as the Group does not have the ability to influence the operations of the investees. Equity participations in which the percent of ownership interest held by the Group is greater than 20% but less than 50% are accounted for using the equity method because the Group can influence the operations of the investees.

Intellectual property, contracts and manufacturing processes

Our business and profitability are not materially dependent on patents or licenses, industrial, commercial or financial contracts or new manufacturing processes.

Competition

We compete with other banks, financial services firms and a wide range of insurance companies in providing mutual fund services, capital markets and advisory services and insurance. Internationally, we compete with banking firms of varying sizes and geographic scope.

The Bank itself competes with national, regional and foreign banks throughout Greece and abroad. There were 44 universal banks (i.e. banks that provide all types of banking services, including retail, commercial and investment banking), both domestic and foreign, in Greece as at December 31, 2005. The top six domestic universal banking groups in Greece accounted for approximately 89.6% of the total assets attributable to domestic and foreign universal banks as at that date. The largest foreign bank operating in

Greece, Bank of Cyprus, had assets of €8,238 million, as at December 31, 2005, which represented approximately 3.0% of total bank assets in Greece. Foreign banks held approximately 10.8% of total bank assets in Greece as at December 31, 2005 (the last date for which such information is currently available, according to our analysis of published financial statements).

The table below shows the breakdown of assets, loans outstanding and deposits in the universal banking sector for the Bank and our five main competitors in Greece as at December 31, 2005. These figures exclude one specialized credit institution and have been compiled by the Bank based on publicly available information. This table also excludes specific market shares of foreign banks, as no official information with respect to the year ended December 31, 2005, is available to date for such banks.

	As at and for the year ended December 31, 2005
Banks	Assets	% of total market	Loans	% of total market	Deposits	% of total market
	(€ in millions, except percentages)
1. National Bank of Greece	53,279	24.2	27,179	20.3	41,060	28.1
2. Alpha Bank	41,849	19.0	24,201	18.1	19,302	13.2
3. EFG Eurobank Ergasias	41,724	18.9	24,214	18.1	24,660	16.8
4. Piraeus Bank	21,154	9.6	14,587	10.9	11,451	7.8
5. Agricultural Bank of Greece	20,208	9.2	12,789	9.6	17,802	12.1
6. Emporiki Bank	19,088	8.7	14,767	11.0	14,811	10.1
Total	197,302	89.6	117,737	88.0	129,086	88.1

Regulation and Supervision of Banks in Greece

The Bank of Greece is the central bank in Greece. It is responsible for the licensing and supervision of credit institutions in Greece, in accordance with Law 2076/1992 and Mandatory Law 1665/1951 (Licensing, operations and supervision of credit institutions), Law 2832/2000 (Deposit Guarantee Fund), Law 2331/1995 (Anti-money laundering) and other relevant laws of Greece, each as amended. It also has regulatory powers in connection with the operation and supervision of credit institutions in Greece, by virtue of Law 1266/1982 (as amended and supplemented).

The central bank grants a banking license only if the requirements of the EU Council’s Consolidation Directive (2000/12/EC), which incorporates several of the Directives listed below, are met. Before these EU Directives took effect banks in Greece were required to obtain prior authorization for significant organizational and operational changes, such as establishing subsidiaries, opening branches, expanding geographically and operating in foreign currencies. In contrast, the current system permits banks to engage in such activities without the prior authorization of the central bank, subject to the notification of the central bank in certain cases and to compliance with minimum initial capital requirements.

The EU Council’s main Directives on regulation of credit institutions have been adopted under Greek law, including:

(a)          the first (Directive 1977/780/EEC) and the second (Directive 1989/646/EEC) Directives, and their successive amendments, on the coordination of laws, regulations and administrative provisions relating to the taking up and pursuit of the business of credit institutions, which were implemented by Greek Law 2076/1992;

(b)         the Own Funds Directive (Directive 1989/299/EEC), which defines a credit institution’s regulatory capital and was adopted under Greek law pursuant to Act No. 2053/18.03.1992 of the Governor of the Bank of Greece;

(c)          the Solvency Ratio Directive (Directive 1989/647/EEC) and its successive amendments, which were adopted under Greek law pursuant to Act No. 2054/18.03.1992, amended by

Acts No. 2479/27.08.2001 and No. 2512/30.12.2002 of the Governor of the Bank of Greece. All the above Acts have been codified by Act No. 2524/23.07.2003 of the Governor of the Bank of Greece, as amended by Act No. 2564/11.10.2005;

(d)         the Large Exposures Directive (Directive 1992/121/EEC) on the supervision and monitoring of large exposures of credit institutions, which was adopted under Greek law pursuant to Act No. 2246/16.09.1993 of the Governor of the Bank of Greece;

(e)          the Second Consolidated Supervision Directive (Directive 1992/30/EEC) on the supervision of credit institutions on a consolidated basis (amending the First Consolidated Supervision Directive), which was implemented by Presidential Decree 267/1995;

(f)            the Capital Adequacy Directive (Directive 1993/6/EEC) and its amendment (Directive 1998/31/EEC), which were fully implemented by Greek Laws 2396/1996, 2937/2001 and Acts No. 2397/07.11.1996 and No. 2494/27.05.2002 of the Governor of the Bank of Greece;

(g)          Directive 2001/24/EC on the reorganization and winding up of credit institutions, which provides for the recognition across the European Union of reorganization and winding up measures adopted by the home member states of insolvent credit institutions and was transposed into Greek law by Law 3458/2006; and

(h)         Directive 2002/87/EC on the supplementary supervision of credit institutions, insurance undertakings and investment firms in a financial conglomerate, which was transposed into Greek law by Law 3455/2006.

To prepare for Greece’s participation in the European Monetary Union, significant changes were made to the regulatory framework of the central bank. In particular, its by-laws were amended to reinforce the central bank’s independence from the State, to recognize the legal integration of the Bank of Greece into the European System of Central Banks and to provide for new enforcement powers to enable better supervision of credit institutions.

Credit institutions operating in Greece are obliged to observe the liquidity ratios prescribed by the Bank of Greece (Act No. 2560/1.4.2005 of the Governor of the Bank of Greece), maintain efficient internal audit, compliance and risk management systems and procedures (Acts No. 2438/6.8.1998 and No. 2577/9.3.2006 of the Governor of the Bank of Greece), submit to the Bank of Greece periodic reports and statements and provide it with such further information as it may require, and (in connection with certain operations or activities) make notifications to or request the prior approval (as the case may be) of the Bank of Greece, in each case in accordance with the applicable laws of Greece and the relevant Acts, Decisions and Circulars of the Bank of Greece (each as in force from time to time).

Pursuant to Law 2076/1992, Mandatory Law 1665/1951 and other relevant laws of Greece, the Bank of Greece has the power to conduct audits and inspect the books and records of credit institutions. In case of breach, the Bank of Greece is empowered to require the relevant credit institution to take appropriate measures to remedy the breach, impose fines, appoint an administrator and finally (where the breach cannot be remedied or in case of insolvency) revoke the license of the credit institution and place it into special liquidation under its supervision. In the case of insufficient liquidity of a credit institution, the Bank of Greece may order a mandatory extension of its due and payable obligations for a period not exceeding two months (which can be extended for a further one-month period) and appoint an administrator under its supervision.

In accordance with Greek Law 2832/2000, in cases of breach of the regulatory framework, in addition to other powers to impose sanctions under specific laws, the Bank of Greece has the general power to impose sanctions against credit institutions. These sanctions may consist of a compulsory deposit, equal to 40% of the amount of the violation, in a non-interest bearing account of the central bank or, if the amount of such violation cannot be determined, a compulsory interest free deposit of up to €8,804,109, in each case for up to one year and/or a fine payable in favor of the Greek Government to be calculated either as a percentage of 40% of the amount of the violation or as a one-off payment of up to €880,411, which may be increased up to €1,467,351 in case of a repeat violation.

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

Interest Rates

Beginning in 1987, minimum interest rates gradually replaced interest rates previously imposed by the central bank. Administratively determined interest rates were finally abolished in 1992. The removal on March 8, 1992, of an established minimum rate for savings deposits was the first step towards full deregulation of bank interest rates. Since then, Greek banks have been free to negotiate interest rates with customers based on market conditions. In addition, a number of limitations on bank financing of certain economic activities were eliminated in 1991. As a consequence, credit institutions were allowed to negotiate freely and grant new types of loans without limitations on the rate of interest including loans for:

•       working capital;

•       the purchase of fixed assets and equipment;

•       the repair and purchase of real estate in Greece and the construction of buildings;

•       the sale of durables on credit; and

•       consumer credit and personal loans.

Limitations apply to the compounding of interest. In particular, the compounding of interest with respect to bank loans and credits only applies if the relevant agreement so provides and is subject to limitations that apply under article 30 of Law 2789/2000 (as amended by article 42 of Law 2912/2001 and article 47 of Law 2873/2000) and article 39 of Law 3259/2004.

Foreign Exchange

Deregulation of the Greek financial services sector was accelerated by adoption of Greek Presidential Decrees 96/1993 (and corresponding Acts of the Governor of the Bank of Greece No. 2199 2200,

2201/07.03.1993), 104/1994 (and corresponding Acts of the Governor of the Bank of Greece No. 2301, 2302, 2303/16.05.1994) and Greek Law 2076/1992 (implementing the second EU Banking Directive). Greek Law 2076/1992 decriminalized violations of foreign exchange regulations. Since 1991, borrowers have been permitted to borrow in foreign currencies for all legitimate business purposes at interest rates and on terms freely negotiated between the parties. Beginning in January 1992, banks licensed in Greece to engage in foreign exchange transactions were permitted to enter into spot, forward, swap and similar transactions in the foreign exchange market, pursuant to Act 1986/1991 of the Governor of the Bank of Greece.

In 1994, natural persons and legal entities in Greece could, pursuant to Act 2344/94 of the Governor of the Bank of Greece, for the first time engage freely in foreign currency transactions in foreign countries by filing an application with any bank. Credit institutions in Greece were also authorized to accept deposits made by natural persons and legal entities in foreign currency.

Starting in 1991, Greek foreign exchange restrictions were gradually relaxed, and were totally eliminated concurrently with the adoption of the euro on January 1, 2001. A 2% requirement of re-deposit and assignment, which currently applies to deposits in Euro, applies to foreign currency deposits as well.

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

Mortgage lending is extended mostly on the basis of pre-notation filings (“prosimiosi”), which are less expensive and easier to record than mortgages, and may be converted into full mortgages upon receiving a judgment subject to appeal only before the Supreme Court from the relevant Greek court in the event of default.

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

This requirement applies to all credit institutions, as well as to the Postal Savings Bank.

Guidelines for Risk-based Capital Requirements

Banking regulatory authorities of the major industrialized countries have worked together in recent years to develop international capital adequacy guidelines based on the relationship between a bank’s capital and its risks. In July 1988, the Basel Committee on Banking Supervision adopted risk-based capital guidelines, which are implemented by banking regulations in the countries that endorse the Basel standards, including Greece. These guidelines are intended to reduce competitive inequality among international banks by harmonizing the regulatory definition of capital for the purpose of asset-risk evaluation and establishing a uniform target-capital adequacy ratio.

The harmonization of credit institution standards is a key part of the program to create an internal banking market in the EU. In 1989, the EU Council of Ministers adopted a Directive on the administration of the “own funds” of credit institutions known as the “Own Funds Directive”, and a Directive on the solvency ratio for credit institutions, known as the “Solvency Ratio Directive”. Both Directives were codified by the Consolidation Directive (2000/12/EC).

The Own Funds Directive defines regulatory capital, for the purposes of computing a capital adequacy ratio, as the sum of certain items constituting “core or Tier I capital” and other items constituting “supplementary or Tier II capital”. The Directive closely traces the mechanics of the Basel Committee guidelines.

The substantive risk-based capital rules contained in the Solvency Ratio Directive generally adopt the Basel Committee guidelines into EU law. The Solvency Ratio Directive determines the credit risk of a bank’s assets by multiplying (1) the balance sheet value of each asset by (2) the relevant risk weighting, to produce a risk-adjusted value. For off-balance sheet items, a two step risk-adjustment is applied, taking into account the nature of (1) the financial instrument concerned and (2) the counterparty involved. For off-balance sheet items concerning interest rates and foreign exchange rates (such as swaps, forwards and options), regulatory authorities prescribe measurement based on a mark to market approach, or either current or original exposure. As at January 1993, credit institutions in EU member countries must maintain capital adequacy of at least 8%.

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

Under the Basel standards, supervisory authorities in each jurisdiction have some discretion in determining whether to include particular instruments as capital under the risk-based capital guidelines and whether to assign different weights, within a prescribed range, to various categories of assets to reflect their relative security.

The Basel Committee’s risk-based guidelines require a bank to have a minimum ratio of capital to assets and the off-balance sheet items determined on a risk-weighted basis, of at least 8%. At least half of the required capital must be “Tier I” capital and the rest “Tier II” capital. According to guidelines established by the Bank of Greece, regulatory capital is calculated in accordance with the parameters set forth below.

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

•       past and current year’s net losses;

•       goodwill;

•       interim unpublished net losses;

•       50% of the cumulative deficit of Defined Benefit Plans for our employees;

•       negative valuation differences (after tax) of the Available For Sale Equity Portfolio; and

•       positive consolidation differences.

•       Tier II, or supplementary capital, mainly includes:

•       fixed assets revaluation reserves;

•       reserves against general banking risks;

•       cumulative dated preferred stock and dated subordinated debt with a minimum maturity of five years under certain conditions;

•       45% of the positive valuation differences (pre-tax) of the Available For Sale Equity Portfolio; and

•       other undated quasi-equity capital instruments under conditions, such as cumulative preferred stock and mandatorily convertible debt instruments.

The following must also be deducted from the sum of Tier I and Tier II capital:

•       investments in unconsolidated subsidiaries and other financial institutions amounting to more than 10% of their capital;

•       50% of the cumulative deficit of Defined Benefit Plans for our employees; and

•       the sum of all holdings in other financial institutions’ capital in excess of the equivalent of 10% of the credit institution’s eligible Tier I and II capital base.

According to Resolution 178/7/19.07.2004 of the Bank of Greece’s Banking and Credit Affairs Committee and Circular No. 21/22.09.2004 of the Governor of the Bank of Greece, as amended by the Bank of Greece’s Banking and Credit Affairs Committee Resolution 198/17.5.2005, certain hybrid Tier I instruments may be included, subject to stringent conditions, in Tier I capital of credit institutions in Greece. Moreover, hybrid Tier I instruments (both innovative and non-innovative) may not exceed 25% of Tier I capital, while innovative hybrid Tier I instruments may not exceed 10% of Tier I capital.

A bank’s Tier II capital may not exceed its Tier I capital. There are also limitations on the maximum amount of certain Tier II items that may be counted towards a bank’s capital requirements. In particular, cumulative fixed term preferred stock and subordinated debt with a minimum maturity of five years may not exceed 50% of Tier I capital.

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

According to Act No. 2156/92 (amended by Act No. 2560/05) of the Governor of the Bank of Greece, all credit institutions operating in Greece are required to provide regulatory authorities with quarterly information on overall liquidity. This requirement became effective on May 31, 1993, and applies to:

•       domestic credit institutions;

•       Greek branches of EU banks; and

•       Greek branches of non-EU banks.

Pursuant to Act No. 2442/29.01.1999 (as amended by Act No. 2513/15.01.2003) and Act No. 2565/13.10.05 of the Governor of the Bank of Greece, credit institutions that have their registered office in Greece, as well as the branch offices in Greece of credit institutions whose registered seat is in a country outside the EU, must maintain loan loss provisions to at least a minimum amount to be calculated with reference to factors set forth under the Act. In certain circumstances credit institutions may use, as an alternative, the calculations that are included in the valuation report issued by their Internal Audit and submitted to and approved by the central bank. Under the Act, credit institutions must file reports to the Bank of Greece regarding the adequacy of their loan loss provisions quarterly.

According to Act No. 2560/01.04.2005 of the Governor of the Bank of Greece, each credit institution must submit completed liquidity tables on a quarterly basis. All assets and liability items are classified in time buckets, according to their relative remaining maturities. Items without contractually fixed maturity dates must be classified in time buckets on the basis of the accounting principle of conservationism, i.e., assets in the over 1 year time bucket and liabilities in the overnight bucket. The “trading and available-for-sale securities” and “current and savings accounts” are excluded and their classification in time buckets shall be determined on the basis of behavioral analysis. For the purposes of the audit, credit institutions are required to observe mandatory liquidity ratios in the form of minimum limits:

•       Liquid disposable funds ratio, which is determined as the ratio of “liquid disposable funds” of the overnight time bucket up to 30 days to “borrowed funds”. The minimum limit of this ratio is set at 20%.

•       Asset-Liability tenor variance ratio, which is determined as the ratio of “assets minus liabilities” of the overnight time bucket up to 30 days to “borrowed funds”. The minimum limit of this ratio (prefaced by a minus sign) is set at -20%.

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

In November 2005, the Basel Committee on Banking Supervision published its final proposals on the new capital adequacy standards. The New Basel Capital Accord proposals currently include a diversity of methodologies for the calculation of capital requirements in respect of credit risk and operational risk (a newly-introduced term for the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events) and necessary revisions to the Amendment to Market Risks (1996). The Standardized (credit & operational risk) and Foundation Internal Ratings Based (credit risk) approaches are expected to become effective in various countries within 2007, while the most Advanced (credit & operational risk) approaches are expected to become effective within 2008. Within the final version of the New Basel Capital Accord, additional guidance on the application of trading activities and double default was published, demonstrating the capacity of the revised Framework to evolve with time and keep pace with market developments and advances in risk management practices.

In October 2005, the Council of the European Union published the final proposal for the re-casting of Directive 2000/12/EC of March 20, 2000, relating to the taking up and pursuit of the business of credit institutions and Directive 1993/6/EEC of March 15, 1993, on the capital adequacy of investment firms and credit institutions. In May 2006, the final Directive of the European Parliament and of the Council is expected to be finalized and published.

If the New Basel Capital Accord proposals are fully adopted by European Union legislation, the Bank may be required by its regulators to maintain higher levels of capital, which could decrease our operational flexibility and may increase our financing costs. Consequently, we cannot assure you that the New Basel Capital Accord will not have a material adverse effect on our financial condition or results of operations in the future.

Additional Reporting Requirements

All credit institutions operating in Greece are required to provide the Bank of Greece with: (1) a quarterly report on capital adequacy; (2) a quarterly report on profitability and exposure to banking risks (pursuant to Annexes 2 and 3 of Act No. 1313/88 amended by Act No 2563/05); (3) monthly data relating to open currency positions (pursuant to Act No. 2291/94, amended by resolution No 176/18.6.04 of the Banking and Credit Affairs Committee); (4) a quarterly report on loan loss reserves pursuant to Act No. 2442/99 (amended by Act No. 2513/03 and 2565/05); (5) a quarterly report on liquidity pursuant to Act No. 2156/92 (amended by Act No. 2560/05); (6) a semi-annual report on cross-border credit exposures pursuant to Act No. 2520/03; (7) a general annual internal audit report (pursuant to Act No. 2438/98); (8) a semi-annual report on large exposures pursuant to Act No. 2246/93; and (9) a semi-annual report on large borrowers pursuant to Bank of Greece, Banking and Credit Affairs Committee resolutions 485/91, 540/94, 159/03 and 915/03.

Deposit Guarantee Fund

In January 1993, the Greek Parliament adopted Law 2114/1993 on the introduction of a deposit protection fund. This Law was repealed in July 1995 by the adoption of Greek Law 2324/1995, which took into account EU Council Directive 1994/19/EC on deposit guarantee schemes, and was further supplemented in June 2000 by the adoption of Greek Law 2832/2000. The Greek deposit guarantee fund took effect in September 1995. Currently, the fund, which is a private entity according to Greek Law 2832/2000, is administered jointly by the Bank of Greece, the Hellenic Bank Association, the Ministry of Economy and Finance and the Association of Greek Cooperative Banks.

The Hellenic Deposit Guarantee Fund is funded by annual contributions of participating credit institutions (and cooperative banks pursuant to Greek Law 2832/2000 and Presidential Decree 329/2000). The level of each participant’s annual contribution is generally determined according to certain percentages applied to the total amount of eligible deposits. If accumulated funds are not sufficient to cover the claimants whose deposits become unavailable, participants may be required to pay an additional contribution. However, this contribution may not exceed an amount equal to 300% of a bank’s last annual contribution. This additional contribution is set off against the annual contributions of following years. Greek law adopted the minimum level of coverage provided by the EU Directive, which amounts to €20,000 per depositor per credit institution. Accordingly, credit institutions in EU member states that belong to a system offering a higher level of coverage have a competitive advantage compared to Greek banks.

Prohibition of Money Laundering

Articles 5 and 6 of Greek Law 2145/1993 (now repealed) implemented some of the core provisions of EU Council Directive 91/308 regarding money laundering. In August 1995, the Greek Parliament adopted Law 2331/1995 (amended by Laws 2479/1997 and 2515/1997), which prohibits the use of the financial system to legitimize revenues generated from illegal activities. This law implemented EU Council Directive 91/308. The main provisions of Greek legislation on money laundering are as follows:

•       money laundering is a criminal offence;

•       persons subject to the law include credit institutions, financial institutions, and certain insurance undertakings;

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

On December 13, 2005, Law 3424 was adopted by the Greek Parliament, which amended and supplemented the existing legislation on the prevention of money laundering (Law 2331/95) and harmonized Greek law with Directive 2001/97/EC.

Among others, several ministries, the central bank, the Hellenic Bank Association and the Hellenic Capital Market Commission are to participate in the administration of the public authority.

Greece is a member of the Financial Action Task Force (“FATF”); consequently we fully comply with FATF recommendations.

In July 2002, the Greek Parliament adopted Law 3034/2002, which implemented the International Convention for the Suppression of the Financing of Terrorism, with which we are fully compliant.

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

Equity Participation by Banks

Banks must follow certain procedures regarding holdings in other companies:

Central bank. According to the Bank of Greece, Banking and Credit Affairs Committee resolution 80/15/29.8.2000, as amended by resolution 150/9/9.5.2003, credit institutions must obtain central bank approval to acquire a holding in the share capital of credit institutions, financial services companies, insurance companies, information technology and data processing companies, asset and liability management companies, venture capitals, real property management companies, interbank management companies, stock and derivatives exchanges, the Central Securities Depository and the Derivatives Clearing House. Prior approval is required when:

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

•        2% of the credit institution’s own funds at the end of the previous six-month period; or

•        €8 million (up from €6 million prior to the May 2003 amendment).

These thresholds do not include shares acquired through underwriting in the previous 12 months but include shares acquired through subsidiaries in which the parent holds a stake of at least 20%.

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

The Hellenic Capital Market Commission and the ATHEX must be notified once certain ownership thresholds are crossed with respect to listed companies.

Strategy

Our goals are:

•       to deliver superior returns to our shareholders, within an environment of modern and effective corporate governance and carefully monitored risk management;

•       to attract and retain high quality employees; and

•       to be the leading financial institution in SEE, offering superior products and services to our customers.

To achieve these goals, we have established specific strategic priorities and actions:

Sustaining strong revenue growth in Greece. Despite a substantial expansion in business in recent years, the Greek banking market continues to present large growth potential, mainly due to the low penetration of bank products and other financial services. As at December 31, 2005, Greece had 13.1% penetration for consumer lending (including credit cards) compared to 16.0% in the Eurozone, 25.4% penetration in mortgage lending compared to 36.6% in the Eurozone, according to official statistics published by the Bank of Greece and the European Central Bank. In 2005, the private sector loan-to-GDP ratio in Greece was 83.8%, compared with 104% in the Eurozone, according to the Bank of Greece, and the robust growth of the Greek economy has increased nominal per capita income by an average of approximately 7.5% annually over the past five years leading up to December 31, 2005, according to the Greek Ministry of Finance. Within this favorable environment, the Bank intends to focus above all on developing our retail business, SME financing, and asset management business—operations that present attractive prospects, and in which the Bank possesses comparative strengths.

The Bank aims to consolidate our position in the domestic market by leveraging its large deposit base, one of our key competitive advantages. We expect that this will enable us to boost our cross-selling initiatives, particularly with respect to marketing retail and bancassurance products, and to enhance our presence in SME financing.

Our growth strategy is centered on lending and other banking services to SMEs. In 2005, a special team of Banking Advisors was set up as an alternative sales network to SMEs. Banking Advisors carry out visits to small firms and professionals, placing an emphasis on personal communication and a hands-on assessment of the needs of small businesses and the solutions that the Bank can provide. The aim here is to strengthen the relationship between small businesses and the Bank, and to attract new customers. The benefits of this new policy are already emerging, as lending to SMEs with turnover below €2.5 million increased by 22% in 2005 alongside an improvement in the quality of the SME loan portfolio, evidenced by a decrease in non-performing loans in 2005.

Expanding our presence in countries in SEE, Eastern Europe and the Southeast Mediterranean region. Perceiving the opportunity to expand into markets that present low banking penetration and greater profit margins, we have decided to strengthen our presence in countries in SEE, Eastern Europe and the Southeast Mediterranean region, and we continually evaluate other potential acquisition candidates in these geographic areas.

A priority for us is the consolidation of our leading position in the Bulgarian market by attracting more deposits with which to support further growth in our operations. We are also planning to strengthen our position in FYROM by focusing on further improvements in operating efficiency and the quality of our corporate loan book. Finally, we also aim to enhance our position in Romania, Albania and Serbia via organic growth and acquisitions.

The Bank’s agreement to acquire a controlling stake in Finansbank in Turkey is consistent with the Bank’s strategy of becoming a significant banking group in SEE. The Bank’s management believes that

Finansbank is an efficiently managed bank with a well-placed position in the Turkish market. The Bank has signed confidentiality agreements and entered into the privatization process of Vojvodanska Banka a.d. in Serbia, which reported total assets of approximately CSD41 billion (€4,514.1 million) as of December 31, 2005, and CEC, a Romanian bank, which reported total assets of ROL52,052 billion (€1,474.3 million) as of December 31, 2004. We submitted a binding bid for Vojvodanska Banka a.d. on June 15, 2006 and we plan to submit a binding bid for CEC in July 2006. These countries present rapidly developing markets offering attractive investment opportunities. We aim to establish our presence as a strong regional banking force in the countries of SEE, Eastern Europe and the Southeast Mediterranean region.

Realigning the Group’s strategic priorities to focus on areas where strong growth potential exists, and improving the allocation of capital. Group realignment is important given the changes in our strategic orientation as well as the limited returns on some of our activities. For this reason, the Bank has decided to dispose of our participation in sectors and activities that either do not offer satisfactory returns or are not consistent with our strategy.

As part of the strategy to dispose of non-core assets and concentrate on SEE, Eastern Europe and the Southeast Mediterranean region, the Bank concluded the sale of our US subsidiary Atlantic Bank of New York to the New York Community Bank in April 2006. Furthermore, in February 2006, the Bank finalized the sale of National Bank of Greece (Canada) to Scotiabank. The sale of these two banks is consistent with the Bank’s strategy to discontinue its business in mature markets where growth prospects are limited—including also the closure of our branches in Paris, Frankfurt and Amsterdam—and to shift the Group’s focus to SEE, Eastern Europe and the Southeast Mediterranean region, where the growth outlook is more attractive.

Increasing our operating efficiency. The Bank plans to improve our operating efficiency by maximizing the potential of human resources, geographically restructuring its branch network, reducing non-sales operations, such as intermediary operations, at the branch level and strengthening alternative distribution channels, such as working with retailers to sell consumer credit products and real estate agencies to sell mortgage loans. We believe that these measures will increase productivity, boost sales and improve services while helping to control operating costs.

A key strategic focus for us is the efficient management of charges and expenses by means of stricter cost controls, the centralization of commissions, and the renegotiation of contracts with major suppliers. Furthermore, management recently implemented a system for rewarding staff performance, including granting bonuses, on a case-by-case basis, to branch staff as a reward for efforts to promote sales of specific types of products.

Enhancing risk management and corporate governance. We seek to establish high quality risk management and corporate governance practices, in line with best banking practices and standards.

We seek to achieve these goals by means of a series of strategic actions, such as familiarizing our personnel with the New Basel Capital Accord, that aim principally at ensuring that the Bank complies with the New Basel Capital Accord.

C.   Organizational Structure

Historically, Greek law prohibited banks from engaging directly in financial service activities outside their traditional deposit and loan functions. A remnant of such rules is that Greek banks are prohibited from providing leasing services directly, but may do so through dedicated subsidiaries. Therefore, specialized financial institutions were established in Greece, each for the provision of a particular type of financial service. A Greek bank that sought to provide multiple financial services to its customers would establish several subsidiaries, each a specialized institution within the bank’s integrated group of diverse financial services companies. As a consequence of this historical practice, the Greek financial services sector today is characterized by a group of specialized companies established around a principal bank. National Bank of Greece S.A. is such a principal bank, around which our consolidated subsidiaries are organized.

Set forth below is a chart indicating the individual companies within the Group.

		Bank’s Participation as at December 31, 2005
Primary Operating Area	Country of incorporation	Direct	Indirect	Total
International banking activities
The South African Bank of Athens Ltd.	South Africa	91.44%	8.06%	99.50%
National Bank of Greece Cyprus Ltd.	Cyprus	100.00%	—	100.00%
Stopanska Banka A.D.	FYROM	71.20%	—	71.20%
United Bulgarian Bank (UBB)	Bulgaria	99.91%	—	99.91%
Banca Romaneasca	Romania	97.14%	—	97.14%
Investment banking and venture capital
NBG Venture Capital S.A.	Greece	—	100.00%	100.00%
NBG Balkan Fund Ltd.	Cyprus	100.00%	—	100.00%
NBG Greek Fund Ltd.	Cyprus	100.00%	—	100.00%
ETEBA Emerging Markets Fund Ltd.	Cyprus	100.00%	—	100.00%
ETEBA Estate Fund Ltd.	Cyprus	100.00%	—	100.00%
ETEBA Venture Capital Management S.A.	Cyprus	100.00%	—	100.00%
NBG International	UK	100.00%	—	100.00%
ETEBA Bulgaria A.D. Sofia	Bulgaria	92.00%	8.00%	100.00%
ETEBA Romania S.A.	Romania	100.00%	—	100.00%
ETEBA Advisory	Romania	—	100.00%	100.00%
Innovative Ventures S.A. (I-Ven)	Greece	—	100.00%	100.00%
Financial Services
National Securities S.A.	Greece	100.00%	—	100.00%
Ethniki Kefalaiou S.A.	Greece	100.00%	—	100.00%
Diethniki S.A.	Greece	81.00%	19.00%	100.00%
National Management and Organization Company S.A.	Greece	100.00%	—	100.00%
Ethniki Leasing S.A.	Greece	93.33%	6.67%	100.00%
Ethniki Mutual Fund Management S.A.	Greece	100.00%	—	100.00%
National Securities Cyprus (Ethnosecurities)	Cyprus	—	100.00%	100.00%
NBGI Inc.	USA	—	100.00%	100.00%
NBGI Private Equity Limited	UK	—	100.00%	100.00%
Interlease A.D. Sofia	Bulgaria	87.50%	—	87.50%
EURIAL Leasing SA	Romania	70.00%	—	70.00%
NBG Luxembourg	Luxembourg	94.67%	5.33%	100.00%
NBG Luxfinance	Luxembourg	94.67%	5.33%	100.00%

NBG International Holding BV	Holland	100.00%	—	100.00%
Insurance
NBG Bancassurance S.A.	Greece	99.70%	0.30%	100.00%
Ethniki Hellenic General Insurance	Greece	76.65%	—	76.65%
Business consulting
Ethnodata	Greece	98.41%	1.59%	100.00%
NBG Training Center S.A.	Greece	98.00%	2.00%	100.00%
Ethnoplan S.A	Greece	—	100.00%	100.00%
Selected non-banking participations
NBG Management Services	Cyprus	100.00%	—	100.00%
National Real Estate	Greece	79.60%	4.99%	84.59%
DIONISOS S.A.	Greece	—	99.91%	99.91%
KADMOS S.A.	Greece	100.00%	—	100.00%
EKTENEPOL Construction Company	Greece	—	100.00%	100.00%
Mortgage, Tourist PROTYPOS S.A.	Greece	—	100.00%	100.00%
GRAND HOTEL SUMMER PALACE S.A.	Greece	100.00%	—	100.00%
Hellenic Tourist Constructions S.A.	Greece	—	77.76%	77.76%
ASTIR PALACE VOULIAGMENIS S.A.	Greece	78.06%	—	78.06%
ASTIR ALEXANDROUPOLIS S.A.	Greece	100.00%	—	100.00%
Ethniki Ktimatikis Ekmetalefsis	Greece	100%	—	100%
Discontinued operations
Atlantic Bank of New York	USA	—	100%	100.00%
National Bank of Greece (Canada)	Canada	100.00%	—	100.00%

D. Property, Plants and Equipment

We own approximately 2,000 properties, approximately 1,500 of which are buildings. These properties are for the most part held free of encumbrances. Most of our properties are attributable to our branches and offices through which we maintain our customer relationships and administer our operations. Most of our other properties have been acquired as a result of foreclosure on the collateral of defaulted loans. The Bank expects disposals in 2006, in connection with our sale of ABNY and NBG Canada. There are no environmental issues of which we are aware of that may affect the Bank’s utilization of our real estate assets.

The Group’s real estate portfolio was recorded at a cost of €745 million as at December 31, 2005, which is recorded in our US GAAP financial statements as “premises and equipment’’. Those of our properties that have been acquired as a result of foreclosure on the collateral of defaulted loans had a book value of €69.9 million as at December 31, 2005, and are recorded as “other assets” in the Group’s U.S. GAAP financial statements. Management believes that the current market value of real estate assets exceeds their book value. We are not always able to realize the full market value of real estate which we are required to or wish to sell because of variations in the property market and legal impediments to the open market sale of such property. However, in order to expedite the process of divesting these non-core assets, we have simplified the auction process and have established a subsidiary, Ethniki Kefalaiou, which acquires from the Bank and our subsidiaries certain real estate assets with the sole purpose of realizing for the Group the value of such assets more efficiently.

The table below identifies the Group’s significant real property holdings, taking into account the book value under IFRS which approximates market values, as at December 31, 2005:

Address		Type of Property	Use	Area	As at December 31, 2005 Book Value per IFRS
					(€ in thousands)
1.	Mikro Kavouri, Vouliagmeni	Land and multistory hotels	Hotels	57,000 m2 on a site of 192,622 m2	159,185
2.	Drapetsona	Land	—	254,142 m2	119,789
3.	Magoula Attiki	Land and warehouses	Warehousing	105,783 m2 on a site of 1,063,000 m2	117,095
4.	103-105 Syggrou Ave	Multi-story building	Administrative services	67,634 m2 on a site of 9,057 m2	97,150
5.	Dionysos	Land	—	410,956 m2	90,000
6.	86 Eolou & 6-8-10-12 Sophocleous Str.	Block of multi-story buildings, listed on historical register	Head office Administrative services Leased to Athens Stock Exchange	33,887 m2 on a site of 9,687 m2	72,508
7.	4 Korai Str. and 32 Stadiou Str., Athens	Building	Administrative services	13,967 m2 on a site of 2,155 m2	59,195
8.	Varibobi	Land	—	1,600,000 m2	24,612
9.	38 Stadiou Str., Athens	Multi-story building, listed on historical register	Branch & administrative services	8,820 m2 on a site of 1,700 m2	21,774
10.	8 Kar. Serbias, Athens	Multi-story building	Administrative services	6,045 m2 on a site of 938 m2	15,370
11.	6 Aristotelous Square and 5 Ploutarchou, Thessaloniki	Multi-story building	Administrative services	5,759 m2 on a site of 879 m2	14,785
12.	12 Vas. Amalias Ave., Athens	Multi-story building	Administrative services	4,831 m2 on a site of 943 m2	14,335
13.	Akti Miaouli, Rhodes	Multi-story building	Hotel	33,707 m2 on a site of 20,040 m2	11,328

There are no environmental issues of which we are aware that could affect our utilization of these property holdings.

E. Selected Statistical Data

Information included in this section, except where otherwise stated, relates to the Bank and its subsidiaries. The statistical data presented below may differ from data included in the consolidated financial statements of the Group included elsewhere in this Annual Report. In certain cases, the statistical data is derived from statutory reports and from statistical data reported in the forms prescribed by the central bank for regulatory purposes. Such data are compiled as a normal part of our financial reporting and management information systems. Unless otherwise noted, amounts presented below are based on U.S. GAAP financial information.

Average Balances and Interest Rates

The following table sets forth the average balances of our assets and liabilities for the years ended December 31, 2003, 2004 and 2005, from our continuing operations and, for interest-earning assets and interest-bearing liabilities, provides the amount of interest earned or paid and the average rate of such interest for such asset or liability, as applicable. The table below has been calculated on the basis of average monthly balances.

	Year ended December 31,
	2003			2004			2005
	Average Balance	Interest	Average Rate %	Average Balance	Interest	Average Rate %	Average Balance	Interest	Average Rate %
	(EUR in thousands, except percentages)
Assets:
Cash and due from banks	418,410	—	—	578,658	—	—	1,088,639	0	0
Deposits with central bank	616,113	17,848	2.90%	857,169	19,769	2.31%	1,105,306	18,385	1.66%
Federal funds sold and securities purchased under agreements to resell	4,987,348	122,361	2.45%	5,680,881	116,153	2.04%	5,306,778	108,673	2.05%
Interest bearing deposits with banks	4,689,600	92,474	1.97%	5,941,230	117,452	1.98%	6,168,075	181,222	2.94%
Money market investments	131,845	3,846	2.92%	148,422	5,504	3.71%	169,609	8,322	4.91%
Trading assets:
Debt equity and derivative instruments	15,818,841	542,099	3.43%	12,646,364	404,999	3.20%	10,876,887	374,868	3.45%
Securities:
Available-for-sale, at fair value	2,622,409	98,904	3.77%	1,895,086	76,074	4.01%	2,554,146	92,843	3.63%
Held to maturity							34,180	1,953	5.71%
Loans	20,724,726	1,101,869	5.32%	24,159,015	1,315,110	5.44%	30,202,848	1,591,972	5.27%
Less: Allowance for loan lesses	-876,067	—	—	-1,052,778	—	—	-1,108,195	—	—
Net loans	19,848,659	—	—	23,106,237	—	—	29,094,653	—	—
Intangible assets	166,181	—	—	205,434	—	—	181,730	—	—
Premises and equipments, net	840,654	—	—	856,969	—	—	785,258	—	—
Customer’s liability on acceptances	89	—	—	591	—	—	108	—	—
Accrued Interest receivable	611,900	—	—	506,128	—	—	601,233	—	—
Other assets	2,760,285	16,086	0.58%	3,450,078	19,555	0.57%	1,348,812	12,150	0.90%
Total Assets	53,512,334	1,995,487	3.73%	55,873,247	2,074,616	3.71%	59,315,414	2,390,388	4.03%
Liabilities:
Deposits	42,132,542	573,321	1.36%	41,186,301	454,460	1.10%	44,960,606	598,705	1.33%
Central bank borrowings	6,451	916	14.20%	4,726	677	14.33%	332	40	12.05%
Securities sold under agreements to repurchase	6,687,939	164,344	2.46%	7,768,604	153,962	1.98%	6,812,404	141,889	2.08%
Other borrowed funds	47,418	1,082	2.28%	57,815	3,349	5.79%	129,073	4,595	3.56%
Acceptances outstanding	89	—	—	591	—	—	108	—	—
Accounts payable, accrued expenses and other Liabilities	1,210,140	3,723	0.31%	2,666,219	4,753	0.18%	2,627,216	4,652	0.18%
Long-term debt	1,147,452	33,752	2.94%	1,257,273	44,706	3.56%	2,021,215	87,240	4.32%
Total Liabilities	51,232,031	777,138	1.52%	52,941,529	661,907	1.25%	56,550,954	837,121	1.48%

(1)             Non-accruing loans which have not been written off are included in “Loans”, above.

(2)             Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment to yield of the related loans.

(3)             Throughout 2001, the Bank ceased to accrue interest on commercial loans, residential real estate loans and credit card loans when they are delinquent for 180 days, 360 days and 100 days (i.e. 90 days plus a 10-day grace period), respectively. With effect from January 1, 2002, due to regulatory changes in Greece, the Bank ceases to accrue interest on commercial loans and residential real estate loans when they are delinquent for 180 days, and for credit card loans when they are delinquent for 100 days (90 days’ delinquency plus a 10-day grace period).

Analysis of Changes in Net Interest Income and Interest Expense—Volume and Rate Analysis

The following table analyses the change in our net interest income attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective interest rates for the periods presented from our continuing operations. Amounts due to changes in volume have been calculated by multiplying the change in volume during the year times the average rate for the preceding year. Amounts due to changes in rates have been calculated by multiplying the change in the current year average rate times the volume of the current year. The net change attributable to changes in both volume and rate has been allocated proportionately to the change due to average volume and the change due to average rate. The changes are calculated on the basis of the monthly average balance sheets set forth in the preceding table.

	2004 vs. 2005
	Total interest	Due to change in	Due to change in
	change	volume	interest rate
	(EUR in thousands)
ASSETS
Cash and due from banks and deposits with central bank	(1,384)	10,438	(11,822)
Federal funds sold and securities purchased under agreements to resell	(7,480)	(7,649)	169
Interest bearing deposits with banks	63,770	4,484	59,286
Money market investments	2,818	786	2,032
Trading assets	(30,131)	(56,667)	26,536
Available-for-sale securities, at fair value	16,769	26,456	(9,687)
Held to maturity	1,953	—	1,953
Loans	276,862	329,000	(52,138)
Other assets	(7,405)	(11,910)	4,505
Total Assets	315,772	294,938	20,834
LIABILITIES
Deposits	144,245	41,647	102,598
Central bank borrowings	(637)	(629)	(8)
Securities sold under agreements to repurchase	(12,073)	(18,950)	6,877
Other borrowed funds	1,246	4,128	(2,882)
Accounts payable, accrued expenses and other liabilities	(101)	(70)	(31)
Long-term debt	42,534	27,164	15,370
Total Liabilities	175,214	53,290	121,924

	2003 vs. 2004
	Total interest	Due to change in	Due to change in
	change	volume	interest rate
	(EUR in thousands)
ASSETS
Cash and due from banks and deposits with central bank	1,921	6,923	(5,002)
Federal funds sold and securities purchased under agreements to resell	(6,208)	17,015	(23,223)
Interest bearing deposits with banks	24,978	24,681	297
Money market investments	1,658	484	1,174
Trading assets	(137,100)	(108,718)	(28,382)
Available-for-sale securities, at fair value	(22,830)	(27,431)	4,601
Loans	213,241	182,590	30,651
Other assets	3,469	4,020	(551)
Total Assets	79,129	99,564	(20,435)
LIABILITIES
Deposits	(118,861)	(12,876)	(105,985)
Central bank borrowings	(239)	(245)	6
Securities sold under agreements to repurchase	(10,382)	26,555	(36,937)
Other borrowed funds	2,267	237	2,030
Accounts payable, accrued expenses and other liabilities	1,030	4,480	(3,450)
Long-term debt	10,954	3,230	7,724
Total Liabilities	(115,231)	21,381	(136,612)

Interest Earning Assets—Net Interest Margin

The following table shows the levels of average interest earning assets and interest income and net interest income of the Group and the net interest margin for each of the periods indicated from continuing operations. These data are derived from the table of average balance and interest rates above and are based upon information in the Group’s U.S. GAAP Financial Statements.

	Year ended December 31,
	2003	2004	2005
Average interest earning assets	51,475,100	53,725,467	56,658,446
Interest income from continuing operations	1,995,487	2,074,616	2,390,388
Average interest bearing liabilities	50,021,802	50,274,719	53,923,630
Interest expense from continuing operations	777,138	661,907	837,121
Net interest income from continuing operations	1,218,349	1,412,709	1,553,267
Net interest margin(1)	2.37%	2.63%	2.74%

(1)             Net interest margin represents net interest income divided by average interest earning assets.

Return on Equity and Assets

The following table presents certain selected financial information and ratios for the Group for the periods indicated from continuing operations.

	Year ended December 31,
	2003	2004	2005
	(EUR in thousands, except percentages)
Net interest income from continuing operations	1,218,349	1,412,709	1,553,267
Net income	113,456	165,159	567,536
Average total assets	53,512,334	55,873,247	59,315,414
Average shareholders’ equity(1)	1,313,809	1,483,507	1,975,003
Net interest income from continuing operations as a percent of:
Average total assets	2.28%	2.53%	2.62%
Average shareholders’ equity(1)	92.73%	95.23%	78.65%
Net income as a percent of:
Average total assets	0.21%	0.30%	0.96%
Average shareholders’ equity(1)	8.64%	11.13%	28.74%

(1)             Average shareholders’ equity is calculated as the arithmetical average of shareholders’ equity at the beginning of the year and the end of the year.

Assets

Investment Portfolio

At December 31, 2005, the Group’s investment securities had a carrying value of €16,291.3 million, representing 27.2% of the Group’s total assets. Greek Treasury bonds and other Greek Government or Government-guaranteed securities accounted for €8,488.7 million, or 52.0% of the Group’s investment securities. In preparing its U.S. GAAP Financial Statements, the Group classified its securities as required by U.S. GAAP according to the following categories: trading securities, securities available-for-sale and securities held to maturity.

The Bank has the largest portfolio of Greek Government bonds among Greek banks, which is attributable to the high reserve requirements applied by Greek banking regulations in the past as well as the Bank’s position as the leading primary dealer (in terms of volume and liquidity) of Greek risk, according to statistics published by the Bank of Greece. Some of these bonds were acquired in discharge of public sector loans guaranteed by the Greek Government. Greek Government bonds issued prior to October 1997 carry variable interest rates equal to the rates on a 12-month Greek treasury bill plus an additional spread. Greek Government bonds issued subsequently carry fixed interest rates.

The Group’s equity portfolio stems largely from investment activities on the ATHEX as well as equities taken in loan foreclosure and workout situations from the past. As part of our aim to restructure and reorganize our operations, the Group has been strategically divesting our holdings in non-core businesses. In 2001 and 2002, we made no material disposals due to unfavorable market conditions. In 2003, we had revenues of €32.4 million by disposing of equity securities (mainly from our equity participations in AGET and HELEX). In 2004, we had revenues of approximately €25 million of which €12.5 million represented the disposal of our equity investment in OTEnet, approximately €7 million represented the disposal of our equity investment in the Central Securities Depository and disposals of approximately €5.5 million were made in cement, leasing, security and saltworks. The above disposals resulted in gains of approximately €16 million. In 2005, we had revenues of €31.6 million from ELTEX, Hellascom, Lykos Paperless Solutions SA and Eviop Tempo SA.

The following table sets forth the cost and fair value of each type of the Group’s debt and equity assets held for trading at December 31, 2003, 2004 and 2005:

	Year ended December 31,
	2003		2004		2005
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(EUR in thousands)
Trading Account Securities
Greek government bonds	12,133,285	12,189,657	9,144,317	9,151,169	7,492,983	7,515,278
Certificates of deposit, banker’s acceptances and commercial paper	132,050	134,061	234,037	235,948	63,576	63,409
Debt securities issued by other governments and public entities	172,543	171,125	197,126	197,941	459,850	458,908
Debt securities issued by foreign financial institutions	374,111	378,992	142,167	146,039	122,097	122,809
Debt securities issued by Greek financial institutions	122,646	122,842	127,797	128,660	120,040	120,862
Equity securities issued by companies incorporated in Greece	267,752	161,687	229,232	170,881	184,273	215,002
Equity securities issued by foreign companies	3,795	3,881	12,261	12,609	15,321	18,519
Other	595,380	626,626	499,145	512,288	44,452	43,875
Financial instruments marked to market through the profit and loss	—	—	—	—	5,206,898	5,104,757
Total Trading Account Securities	13,801,562	13,788,871	10,586,082	10,555,535	13,709,490	13,663,419

The following table sets forth the amortized cost and fair value as well as gross unrealized gains and losses of each type of the Group’s available-for-sale and held-to-maturity securities at December 31, 2003, 2004 and 2005:

	Year ended December 31,
	2003				2004				2005
	Amortized Cost	Gross Unrealied Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(EUR in thousands)
Available-for-sale securities
Greek government bonds	895,128	30,578	(4,699)	921,007	1,024,161	67,970	(571)	1,091,560	962,800	22,008	(11,371)	973,437
Mortgage-backed securities	68,090	1,772	(64)	69,798	22,005	366	—	22,371	—	—	—	—
Collateralized mortgage obligations	989,298	1,451	(10,917)	979,832	724,587	457	(8,751)	716,293	—	—	—	—
Debt securities issued by other governments and public entities	2,242,755	30,299	(5,510)	2,267,544	397,627	16,941	(884)	413,684	482,246	22,227	(14,138)	490,335
Corporate debt securities issued by companies incorporated in Greece	285,207	2,662	(47)	287,822	292,515	2,699	(1,460)	293,754	245,875	5,166	(556)	250,485
Corporate debt securities issued by companies incorporated outside Greece	279,576	2,742	(1,780)	280,538	456,542	4,989	(3,420)	458,111	307,165	5,394	(13,202)	299,357
Equity securities issued by companies incorporated in Greece	124,928	5,741	(5,524)	125,145	153,401	12,959	(564)	165,796	119,433	36,476	(1,842)	154,067
Equity securities issued by companies incorporated outside Greece	4,222	158	(439)	3,941	18,897	280	(78)	19,099	7,591	2,020	(2)	9,609
Mutual fund units	516,280	4,226	(5,925)	514,581	338,062	10,140	(594)	347,608	374,159	12,087	(308)	385,938
Other	65,403	78	(1,074)	64,407	20,105	—	—	20,105	43,776	10	(5)	43,781
Total available-for-sale securities	5,470,887	79,707	(35,979)	5,514,615	3,447,902	116,801	(16,322)	3,548,381	2,543,045	105,388	(41,424)	2,607,009
Held to maturity securities	—	—	—	—	—	—	—	—	20,867	—	—	20,867

During 2004, the Group took an impairment charge on its available-for-sale portfolio amounting to €8.0 million. The charge relates to equity securities listed on the ATHEX. This amount represented management’s best estimate of the level of the other than temporary impairment in these securities, as a result of unfavorable market conditions in the Greek equities market.

The following table sets forth the book value of the Group’s securities by maturity at December 31, 2005:

	Year ended December 31, 2005
	Within one year or less			After one year through five years			After five years through ten years			After ten years
	Amor- tized Cost	Weigh- ted average yield	Fair Value	Amor- tized Cost	Weigh- ted average yield	Fair Value	Amor- tized Cost	Weigh- ted average yield	Fair Value	Amor- tized Cost	Weigh- ted average yield	Fair Value
	(EUR in thousands, except percentages)
Trading account securities:
Greek government and agencies	471,486	2.49%	471,624	4,304,419	2.74%	4,302,015	1,204,585	3.28%	1,222,870	1,512,493	2.86%	1,518,769
Certificates of deposit bankers’ acceptances and commercial paper	63,576	3.72%	63,409	—	—	—	—	—	—	—	—
Debt securities issued by other governments and public entities	362,549	2.55%	362,433	22,679	7.27%	23,134	21,922	6.18%	22,000	52,700	6.30%	51,341
Debt securities issued by Greek financial institutions	1,204	2.51%	1,201	52,297	2.74%	52,360	62,843	3.55%	63,590	3,696	3.44%	3,711
Debt securities issued by foreign financial institutions	—	—	—	60,185	3.45%	60,545	61,912	4.16%	62,264	—	—	—
Corporate debt securities issued by Greek companies	—	—	—	19,316	2.56%	19,438	—	—	—	—	—	—
Corporate debt securities issued by foreign companies	—	—	—	10,186	7.30%	10,327	—	—	—	14,413	5.07%	12,931
Financial instruments marked to market through the Profit and Loss	—	—	—	—	—	—	—	—	—	5,206,898	3.96%	5,104,757
Total trading account securities	898,815	2.60%	898,667	4,469,082	2.79%	4,467,819	1,351,262	3.38%	1,370,724	6,790,200	3.73%	6,691,509
Available-for-sale securities:
Greek government and agencies	95,266	1.61%	95,451	255,665	3.13%	258,571	310,089	3.30%	306,591	301,780	3.13%	312,824
Mortgage-backed securities	—	—	—	—	—	—	—	—	—	—	—
Collateralized mortgage obligations	—	—	—	—	—	—	—	—	—	—	—
Debt securities issued by other governments and public entities	18,984	4.23%	18,947	60,511	4.16%	61,057	343,031	3.37%	329,923	59,720	3.47%	80,408
Corporate debt securities issued by companies incorporated in Greece	22,535	3.58%	23,192	65,522	3.37%	66,306	157,818	4.02%	160,987	—	—	—
Corporate debt securities issued by companies incorporated outside Greece	17,900	3.15%	18,205	100,763	3.86%	103,565	77,195	3.71%	79,379	111,307	5.70%	98,208
Other	43,776	4.54%	43,781	—	—	—	—	—	—	—	—
Total available-for-sale securities	198,461	2.87%	199,576	482,461	3.44%	489,499	888,133	3.50%	876,880	472,807	3.70%	491,440
Held to maturity securities	20,867	5.71%	20,867	—	—	—	—	—	—	—	—	—

The Group holds a significant amount of Government securities. This investment in Government securities (mostly government bonds and treasury bills) exceeds the Group’s shareholders’ equity. The market value of Government securities held by the Group (which includes securities held in our trading and available-for-sale portfolios) at December 31, 2005 was €8,488.7 million.

Loan Portfolio

The Group’s loan portfolio has grown steadily in recent years in line with increased demand for credit generally in Greece and the other markets in which the Group operates. At December 31, 2005, the amount of the Group’s total outstanding loans and advances to customers equaled €30,674.2 million. The Group’s loan portfolio consists of approximately 53% retail and 47% commercial loans. See Note 14 to the U.S. GAAP Financial Statements. Approximately 87.5% of the Group’s loan portfolio was to Greek residents as at December 31, 2005. Most of the Group’s loans are in the form of credit lines with short maturities.

Loans by Type of Customer.   The Group offers a wide range of credit instruments to domestic and foreign businesses and State-related entities and individuals, including letters of credit and long-term and short-term loans.

The following table provides details of loans to customers made by the Group, classified by type of loan, the borrower’s principal economic activity, as well as the breakdown of domestic and foreign loans at December 31, 2001, 2002, 2003, 2004 and 2005. Amounts below are presented based on U.S. GAAP financial data.

	Year ended December 31,
	2001	2002	2003	2004	2005
	(EUR in thousands)
Greek residents:
Consumer:
Residential mortgages	4,521,013	5,559,819	6,793,804	8,600,893	11,114,211
Credit card	779,712	1,030,071	1,220,799	1,416,847	1,468,940
Auto financings	285,658	283,344	306,195	354,170	323,918
Other consumers	733,510	957,020	1,306,133	1,841,913	2,253,248
Total	6,319,893	7,830,254	9,626,931	12,213,823	15,160,317
Commercial:
Industry and mining	1,870,698	1,992,235	2,098,065	2,876,421	2,758,315
Small-scale industry	687,044	685,704	715,106	809,999	854,807
Trade	2,032,191	2,322,891	2,468,250	2,922,831	3,262,740
Construction	148,244	228,986	364,903	440,347	421,072
Tourism	293,562	291,207	306,722	266,041	265,026
Shipping and transportation	867,485	856,660	806,961	863,455	1,014,747
Commercial mortgages	175,431	100,636	133,596	282,219	388,377
Public sector	3,653,439	2,186,293	1,478,400	1,069,869	812,781
Other	1,034,325	704,155	1,048,274	1,231,666	1,895,737
Total	10,762,419	9,368,767	9,420,277	10,762,848	11,673,602
Total Greek residents loans	17,082,312	17,199,021	19,047,208	22,976,671	26,833,919
Unearned income	—	—	—	—	7,130
Loans net of unearned income	17,082,312	17,199,021	19,047,208	22,976,671	26,841,049

	Year ended December 31,
	2001	2002	2003	2004	2005
	(EUR in thousands)
Foreign:
Consumer:
Residential mortgages	178,301	258,603	263,964	361,601	358,129
Credit card	15,284	16,669	20,546	39,285	67,048
Auto financings	8,365	10,930	16,735	17,543	36,149
Other consumers	222,159	244,196	267,159	402,290	618,955
Total	424,109	530,398	568,404	820,719	1,080,281
Commercial:
Industry and mining	922,745	869,188	890,675	1,350,708	430,807
Small-scale industry	34,028	41,488	88,118	151,313	195,662
Trade	446,364	468,406	618,837	734,183	668,427
Construction	137,201	189,243	267,510	355,785	405,887
Tourism	74,136	71,598	101,591	118,033	126,485
Shipping and transportation	239,634	204,234	226,543	328,713	379,265
Commercial mortgages	658,213	647,306	631,668	136,732	42,852
Public sector	73,530	32,198	45,694	15,572	12,309
Other	268,353	385,048	452,381	201,260	503,782
Total	2,854,204	2,908,709	3,323,017	3,392,299	2,765,476
Total foreign loans	3,278,313	3,439,107	3,891,421	4,213,018	3,845,757
Unearned income	(14,060)	(6,803)	(5,589)	(14,284)	(12,633)
Loans net of unearned income	3,264,253	3,432,304	3,885,832	4,198,734	3,833,124
Total loans net of unearned income	20,346,565	20,631,325	22,933,040	27,175,405	30,674,173
Less: Allowance for loan losses	(1,014,927)	(1,011,145)	(1,047,493)	(1,115,212)	(1,092,545)
Total net loans	19,331,638	19,620,180	21,885,547	26,060,193	29,581,628

A brief description of the type of loan classifications included in the above analysis is as follows.

Residential mortgages consist primarily of fixed and floating rate loans first collateralized by interests in owner-occupied dwellings including single family homes and condominiums. These loans are nearly all secured by pre-notation (“prosimiosi”) which are less expensive and easier to record than mortgages. See, below in this Item 4.E, “—Credit Quality—Risk Management—Loan Approval Process”.

The Group is also able to offer certain Government-subsidized mortgage loans in Greece to borrowers who meet certain criteria. See Item 4.B, “—Banking Activities in Greece—Retail banking—Mortgage Lending”.

Credit card lendings are unsecured revolving credit lines.

Auto financing loans are extended for personal vehicles and are mostly secured.

Other consumer loans are made to individuals on an installment plan to finance the purchase of consumer goods and to pay for services. The Bank extends revolving credit facilities for retail customers under which approved customers can withdraw funds up to the limit of their individual credit facility as needed for personal purposes. These loans are unsecured.

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

Commercial mortgages are loans for and collateralized by real property used in commercial ventures. These loans are nearly all secured by pre-notation (“prosimiosi”) which are less expensive and easier to record than mortgages.

Public sector loans are those advanced to the Greek Government, public utilities and entities governed by the public law of Greece, including IKA, the largest social security institution in Greece, and a shareholder of the Bank.

The rollover policy of the Group stipulates full repayment of loan obligations upon maturity/expiry of a loan facility before a new loan is extended.

The following table provides details of the maturities of loans to customers made by the Group, classified by type of loan, the borrower’s principal economic activity, as well as the breakdown of domestic and foreign loans as at December 31, 2005. Amounts below are presented based on U.S. GAAP financial data.

	Year ended December 31, 2005
	Within one year or less	After one year through five years	After five years	Total
	(EUR in thousands)
Greek Residents
Consumer:
Residential mortgages	659,823	362,996	10,091,392	11,114,211
Credit card	1,468,940	—	—	1,468,940
Auto financing	36,323	239,483	48,112	323,918
Other consumers	1,732,914	469,966	50,368	2,253,248
Total	3,898,000	1,072,445	10,189,872	15,160,317
Commercial:
Industry and mining	1,342,624	887,631	528,060	2,758,315
Small-scale industry	613,780	150,397	90,630	854,807
Trade	2,271,939	532,255	458,546	3,262,740
Construction	211,857	61,966	147,249	421,072
Tourism	242,559	16,303	6,164	265,026
Shipping and transportation	165,054	278,243	571,450	1,014,747
Commercial mortgages	2,183	8,771	377,423	388,377
Public sector	352,688	343,617	116,476	812,781
Other	1,276,863	421,272	197,602	1,895,737
Total	6,479,547	2,700,455	2,493,600	11,673,602
Total Greek residents loans	10,377,547	3,772,900	12,683,472	26,833,919
Foreign:
Consumer:
Residential mortgages	20,306	51,874	285,949	358,129
Credit card	67,048	—	—	67,048
Auto financing	13,626	22,505	18	36,149
Other consumers	160,571	409,060	49,324	618,955
Total	261,551	483,439	335,291	1,080,281
Commercial:
Industry and mining	280,489	99,002	51,316	430,807
Small-scale industry	85,460	92,103	18,099	195,662
Trade	437,624	205,742	25,061	668,427
Construction	134,305	119,064	152,518	405,887
Tourism	45,552	62,641	18,292	126,485
Shipping and transportation	66,018	127,739	185,508	379,265
Commercial mortgages	20,350	14,247	8,255	42,852
Public sector	2,806	7,242	2,261	12,309
Other	217,445	237,100	49,237	503,782
Total	1,290,049	964,880	510,547	2,765,476
Total foreign loans	1,551,600	1,448,319	845,838	3,845,757
Unearned income	(5,492)	(7,111)	7,100	(5,503)
Loans, net of unearned income	11,923,655	5,214,108	13,536,410	30,674,173
Less: Allowance for loan losses	(1,059,838)	(24,741)	(7,966)	(1,092,545)
Total net loans	10,863,817	5,189,367	13,528,444	29,581,628

Of the Group’s loans outstanding at December 31, 2005 that are due after one year, €4,498.5 million had fixed interest rates while €14,252.0 million had floating interest rates.

Foreign Country Outstanding Loans

The Group’s foreign country outstanding loans, representing specific country risk, are extended primarily by the Group’s foreign branches and banking subsidiaries. The Bank’s Greek and London operations also provide loans customarily made in US dollars to the shipping industry, as well as loans denominated in other currencies as requested by customers. The Group’s most significant exposure to foreign countries for the year ended December 31, 2004, was to the United States, the United Kingdom, France, Cyprus and Bulgaria and for the year ended December 31, 2005, to United States, the United Kingdom, Cyprus, FYROM, Romania and Bulgaria. These foreign country outstanding loans represent additional economic and political risks, although the Group does not currently view these risks as significant. Outstandings to the United States are included in discontinued operations.

The tables below show the amount of foreign country outstandings at December 31, 2003, 2004 and 2005 in each foreign country where such outstandings exceed 1% of the Group’s total assets.

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

	At December 31, 2004
	Country
	United States	United Kingdom	Germany	Cyprus	France	Bulgaria
	(EUR in thousands)
Loans	983,507	197,167	136,901	861,205	12,851	862,102
Interest bearing deposits with banks	103,517	548,410	85,727	542	149,487	31,764
Other interest bearing investments	1,193,714	1,702,157	457,882	49,869	952,978	10,209
Other monetary assets	313,986	197,447	57,548	170,110	41,030	450,881
Total	2,594,724	2,645,181	738,058	1,081,726	1,156,346	1,354,956

	At December 31, 2005
	Country
	United States	Cyprus	Bulgaria	Romania
	(EUR in thousands)
Loans	1,078,911	886,620	1,192,982	441,630
Interest bearing deposits with banks	19,625	83,695	82,900	17,881
Other interest hearing investments	1,069,147	65,279	88,508	24,848
Other monetary assets	107,633	56,268	257,758	169,589
Total	2,275,316	1,091,862	1,622,148	653,948

The table below shows the amount of foreign outstandings (in EUR thousands) by type of borrower for countries where the Group’s exposure exceeded 1% of total assets at December 31, 2003, 2004 and 2005.

	Year ended December 31, 2003
	Country
	United States	Cyprus	Bulgaria	United Kingdom	France
	(EUR in thousands)
Consumer:
Residential mortgages	61,879	29,759	44,901	—	—
Credit card	—	5,828	2,167	—	—
Auto financing	—	11,551	1,787	515	—
Other consumers	3,394	88,045	109,758	2,918	213
Total	65,273	135,183	158,613	3,433	213
Commercial:
Industry and mining	391,149	116,278	93,801	35,707	—
Small-scale industry	—	—	68,745	—	2,304
Trade	—	264,401	168,865	10,726	3,204
Construction	10,805	105,245	28,025	77,817	5,120
Tourism	—	72,925	23,289	318	400
Shipping and transportation	—	41,805	20,831	28,941	6
Mortgages	496,175	—	—	—	—
Public sector	—	24	66,928	—	—
Other	—	59,483	7,392	77,309	—
Total	898,129	660,161	477,876	230,818	11,034
Total loans	963,402	795,344	636,489	234,251	11,247

	Year ended December 31, 2004
	Country
	United States	Cyprus	Bulgaria	United Kingdom	Germany	France
	(EUR in thousands)
Consumer:
Residential mortgages	40,659	38,815	100,316	157	—	—
Credit card	113	5,593	17,546	—	—	—
Auto financing	—	11,428	4,367	—	—	—
Other consumers	2,694	77,157	181,553	927	7,309	192
Total	43,466	132,993	303,782	1,084	7,309	192
Commercial:
Industry and mining	918,789	105,528	58,357	32,115	48,965	—
Small-scale industry	—	—	115,614	—	17	7,349
Trade	—	296,684	239,540	1,027	25,706	196
Construction	16,407	128,840	29,625	59,656	47,808	5,024
Tourism	—	75,569	34,810	—	2,149	—
Shipping and transportation	—	118,957	28,846	32,452	386	90
Mortgages	—	—	—	—	—	—
Public sector	—	164	1,268	—	—	—
Other	4,845	2,470	50,260	70,833	4,561	—
Total	940,041	728,212	558,320	196,083	129,592	12,659
Total loans	983,507	861,205	862,102	197,167	136,901	12,851

	Year ended December 31, 2005
	Country
	United States	Cyprus	Bulgaria	Romania
	(EUR in thousands)
Consumer:
Residential mortgages	42,997	50,809	188,341	30,548
Credit card	134	5,670	41,966	4,812
Auto financing	—	8,677	5,714	15,459
Other consumers	2,672	67,436	234,000	137,809
Total	45,803	132,592	470,021	188,628
Commercial:
Industry and mining	357,983	97,670	87,225	67,629
Small-scale industry	—	—	189,548	3,574
Trade	—	285,059	188,142	68,845
Construction	46,979	105,249	106,308	29,504
Tourism	—	64,431	56,447	1,561
Shipping and transportation	—	157,344	37,064	7,517
Mortgages	619,632	—	—	20,067
Public sector	—	2,692	1,212	—
Other	8,514	41,583	57,015	54,305
Total	1,033,108	754,028	722,961	253,002
Total loans	1,078,911	886,620	1,192,982	441,630

Credit Quality

Risk Management—Loan Approval Process

The discussion below relates to the Bank and our banking subsidiaries, the South African Bank of Athens, UBB, Stopanska Banka, NBG Cyprus and Banca Romaneasca.

The Bank.   The loan approval process for the Bank is centralized. There are separate credit divisions for corporate and non-corporate loans and a special division for shipping loans. The Bank’s credit divisions are run by senior managers and are responsible for large corporate clients and supervising the credit centers. Loans in excess of €12 million but less than €100 million must be approved by the Bank’s Credit Committee, which is composed of the Chief Executive Officer or the Deputy Chief Executive Officer of the Bank, the general manager who supervises commercial credit, and five senior credit managers of the Bank. Loans in excess of €100 million must be approved by the Bank’s Senior Business Council, as are all loans to the mass media and political parties. Loans in excess of €50 million are reported to the Bank’s Board of Directors. The Bank’s Credit Committee also has the authority to restructure loans of up to €30 million. Any loans over €30 million can only be restructured by the Bank’s Senior Business Council.

Commercial credit decisions are based primarily on the customer’s potential sources of repayment, including an assessment of the customer’s operational cash flow as well as an analysis of the customer’s investment and financing decisions. Credit analysis is conducted through the use of decision support models. Since January 1, 2004, credit analysis of medium-sized enterprises and large corporations is conducted by using the Moody’s Risk Advisor decision model. Collateral value is also considered in making commercial credit decisions. When evaluating corporate customers, the Bank’s total exposure to the customer, the condition of the industry in which the customer operates, and the capital structure and quality of management of the customer are all taken into account. Before credit is extended to a corporate customer, a credit report relating to each borrower is prepared by a special department of the relevant credit division of the Bank and reviewed by the appropriate review body, as described above. Large corporate loans and loans for investment programs are evaluated using feasibility studies prepared by the Bank.

The Bank estimates that the total clientele of the SMEs division is approximately 44,000, as at December 31, 2005. In order to standardize lending criteria and to free the resources of branch managers, who traditionally extended little corporate credit, the Bank has created small business credit centers in Athens, Thessaloniki and Patras. These small business credit centers belong to the Trade Credit division and are staffed by lending teams under the supervision of a team leader. In addition, there are workout teams responsible for managing loans overdue for more than 90 days. Credit underwriters use a decision support model to assist in their credit decisions, when reviewing and making credit determinations on applications forwarded by branch managers. For the credit evaluation of loan requests-applications with respect to business activity and annual turnover, three different credit models are currently in use. The Risk Model 1 is used for the credit rating of freelance professionals and service providers (small businesses in the service industry) for financing up to €50,000. The Risk Model 2 is used for the credit rating of businesses of any legal form and business activity with an annual turnover of up to €1 million. The Risk Model 3 is used for the credit rating of businesses of any legal form and business activity with an annual turnover of more than €1 million and up to €2.5 million.

The creation and operation of these new models was dictated by the need to revise, simplify and speed up the loan approval process to meet the targets of the division and to consolidate the loan activities into retail banking. These models have improved the quality of, and reduced the time required for the credit evaluation process. The benefits of this structure, as demonstrated during the pilot program, are the ability to make faster and more objective credit application determinations while permitting branch managers to devote more of their time to developing relationships with clients and expanding the Bank’s market share. The Athens, Thessaloniki and Patras credit centers handle all of the Bank’s credit applications from freelance, professional, small and medium enterprises in Greece. In addition, the Bank has two separate business banking centers in Athens and Thessaloniki that handle credit applications from middle market clients (enterprises with turnover of between €2.5 million and €50 million and for loans up to €7.3 million). These centers are staffed by lending teams, consisting of a relationship manager and a credit underwriter, responsible for serving the banking needs of these medium-sized enterprises. The relationship manager acts as the Bank’s specialist for these companies, and also seeks to expand the Bank’s share in this market, while the credit underwriter undertakes the analysis associated with the granting of credit.

Consumer credit decisions are based mainly on a credit scoring system whereby consumer creditworthiness is evaluated by assigning points to various attributes of the credit applicant such as age, marital status, property ownership status, occupation, annual income and any pre-existing relationships with the Bank.

The Bank bases our lending decisions with respect to consumer loans on a scorecard application provided by Statistical Decisions, a software company. For all credit extension decisions, the Bank’s total exposure to the customer is considered. The Bank also implements programs for the pre-approval of certain consumer credit facilities. Customers are eligible for pre-approval based on several criteria determined by a credit scoring system which the Bank implemented in 1998. The Bank has been actively trying to increase the size of our loan portfolio and has begun to increase our marketing efforts to borrowers in segments with higher interest rate margins, such as trade, mortgage and consumer borrowers. The Bank has also introduced telemarketing directed primarily at consumers.

Mortgage applications of up to €100,000 have to be approved by a Section Supervisor. Applications of up to €200,000 have to be approved by a Head of Department. Applications of up to €350,000 have to be approved by a Deputy Division Manager and over that amount and up to €1,000,000 by the Division Manager. Mortgage loan applications in excess of €1,000,000 and up to €1,500,000 must be submitted for approval to the General Manager for Retail Banking and loans in excess of this amount have to be approved by the Deputy CEO.

The Bank may at our discretion permit the transfer of a mortgage on condition that the transferee agrees to assume all obligations arising from the original mortgage contract, and provided that the transferee’s income and credit profile have been screened and approved by the Mortgage Credit Division.

The Bank secures nearly all mortgage loans with pre-notation of mortgage filings (“prosimiosi”), which are now the norm in Greece, as they are less expensive and easier to record than mortgages. Prosimiosi is easily converted into a full mortgage following a non-appealable court order or decision, which may be obtained at the request of the Bank in the event of default. This practice has been in use by the Bank for over a decade. Collateral is taken in connection with all the Bank’s mortgage loans. The value of the collateral taken by the Bank is 120% of the loan amount. The current value of the collateral exceeds this figure; given the steady rise in house prices, at an average rate of around 10%, during the past decade.

Loan approval criteria include the applicants’ income, sources of income, employment history, size of mortgage payments as well as all other loan obligations, in relation to disposable income (payment-to-income ratio or “PTI”). This ratio does not normally exceed the threshold of 40%, in compliance with the Bank of Greece recommendation. Moreover, loan approval criteria also take into account whether the applicant has significant deposits with the Bank and the existence of other assets, including real estate. Age, marital status and family size, in conjunction with the customer’s overall tax and credit history, are also taken into consideration, as is the value of the collateral. Normally, the maximum loan to value ratio (also known as “LTV”), is 75%, while on average effective LTV is much lower. It should also be mentioned that a large proportion of our mortgage portfolio, almost 38%, is either guaranteed or subsidized by the Greek Government, further improving the overall risk profile of the Bank.

The valuation of the market value of the collateral is carried out by qualified appraisers, either in-house or outsourced, who we require to be technical university graduates (civil engineers or architects). In carrying out their appraisal of the market value of the property, they have to take into account the “objective value system” covering most of the country, which specifies the value of each individual property for tax purposes. The “objective value” is normally much lower than the market value of the property and as such is a useful benchmark for the appraiser, serving as an indication of the minimum price that the property will fetch.

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

A new division has been set up responsible for the monitoring and collection of all past-due amounts of the entire retail portfolio. The Division’s objectives are mainly focused on reducing loan portfolio delinquency rates, facilitating early awareness of defaulted loans, ensuring proactive remedial management of defaulted loans and reducing costs, minimizing losses and increasing the retail business portfolios overall profitability. Moreover, eleven collection units are operating around Greece, dealing with non-performing mortgage loans and another nine for commercial loans. These units are responsible for collection procedures and foreclosure, relieving our branches of those obligations.

The credit policies are communicated throughout the Bank by way of credit manuals and circulars, supplemented by bulletins and local directives on particular issues. The Bank has developed and implemented a credit manual, which, the Bank’s management believes, follows best banking practices. The credit manual is periodically revised.

The South African Bank of Athens.   The loan approval process at SABA is centralized and takes place in the Credit Risk Department located at SABA’s head office. However, branch managers have authority to grant asset based finance loans for motor vehicles of up to South African Rand (“R”) 250,000 and cash-backed loans, which require either pledged cash investments or pledged investment policies as collateral, of up to R1,000,000. In 2004, SABA started a major project which entails the automating of the loan approval process as well as the entire credit process.

The first three modules of the project were implemented in January 2005. These three modules cover the application process. The fourth module covering securities has been developed and will be integrated into the main operating system.

United Bulgarian Bank.   UBB has implemented a three-tiered credit approval system which is based on the size of the aggregate exposure of the borrower. The first tier is composed of corporate credit centers that have discretion to approve exposures not exceeding Bulgarian leva (“BGN”) 500,000 for small and medium-sized companies, as well as for large-sized companies. Exposures which exceed the above thresholds, up to a maximum of US$4,000,000 (for loans in US$) or €4,000,000 (for loans in €), or BGN8,000,000 (for loans in BGN) must be approved by UBB’s Credit Committee. This Committee consists of the three Executive Directors of UBB, the Head of Corporate Banking and the Head of Risk Management. All loans exceeding US$4,000,000 or €4,000,000 or BGN 8,000,000, as applicable, after approval by the Credit Committee, must be approved by UBB’s Board of Directors.

Stopanska Banka.   Stopanska Banka has adopted a five-tiered credit approval system for lending, depending on the size of the loan. The micro credit Committee (established in 2003) approves loans for which the cumulative exposure of Stopanska Banka to a single client is up to €50,000. The Credit Committee approves loans for which the cumulative exposure of Stopanska Banka to a single client is over €50,000 and up to €1,000,000. The Senior Credit Committee approves loans for which the cumulative exposure to a single client exceeds €1,000,000 up to an amount equal to 10% of the guarantee capital of the Bank. The Risk Management Committee of Stopanska Banka approves credit exposure towards a single borrower exceeding 10% of the guarantee capital of the Bank and up to €8 million with the prior consent of the Senior Credit Committee. The Board of Directors approves credit exposure towards a single borrower above, €8 million with the prior consent of the Risk Management Committee.

NBG Cyprus Ltd.   During 2005 Loan Approval operations were centralized and committees were modified to reflect this objective.

Commercial and Corporate loans applications are approved as follows:

•       Amounts up to CYP150,000 by a Team Leader of Corporate Credit Section (in the case of SME’s only CYP50,000 by a Team Leader of SME Credit Section).

•       Amounts over CYP150,000 and up to CYP500,000 by the Corporate Credit Section Committee, chaired by the Head of the Corporate Credit Section (in the case of SMEs only CYP200,000 by SME’s Credit Section Committee, chaired by the Head of the SME Credit Section).

•       Amounts over CYP500,000 and up to CYP1,500,000 are approved by the Credit Department Committee, chaired by the Manager of Credit Department.

•       Amounts over CYP1,500,000 and up to CYP2,500,000 are approved by the Credit Division Committee, chaired by the General Manager.

•       Amounts over CYP2,500,000 and up to CYP4,000,000 are approved by the Executive Operations Council, chaired by the Managing Director.

•       Amounts in excess of CYP4,000,000 are approved by the Executive Credit Committee and ratified by the Board of Directors.

Banca Romaneasca S.A.   Banca Romaneasca S.A. has adopted a multi-tiered credit approval system for lending, depending on the total aggregate exposure to a single debtor (considered as a single client or group of clients). The Branch Credit Committee is entitled to approve only corporate loans up to €100,000. In the Head Office, there is an approval procedure for retail loans totaling up to €50,000. The Head Office Credit Committee approves corporate and retail loans for which the total aggregate exposure to a client with respect to credit lines, guarantees and other loan operations is between €50,000 and €200,000 for retail, and between €100,000 and €1,000,000 for corporate loans. The Management Committee—composed of the General Manager and the two Deputy General Managers—approves loans of any kind, letters of credit, and other loan operations, exceeding €200,000 for retail and €1,000,000 for corporate, up to 10% of Banca Romaneasca’s equity as well as related parties’ loans not exceeding 5% of the bank’s equity. Finally, the Board of Directors, with the Risk Management Committee’s endorsement, approves loans of any kind, guarantees and other such operations for which the bank’s total aggregate exposure to such client exceeds 10% of the equity and loans granted to related parties exceeds 5% of equity.

Risk Management—Credit Review Policies

The credit review process is conducted separately by the Bank and each of our subsidiaries. The Group has implemented systematic controls and monitoring of credit risk and market risk. The Group has formed a Risk Management Council to establish consistent risk management policies throughout the Group. See Item 5.B, “Liquidity and Capital Resources—Asset/Liability and Risk Management”. Each of the credit review procedures established by the subsidiaries in the Group is coordinated by the Group’s Risk Management Division.

The Bank.   The credit review process for the Bank is managed centrally by the Risk Management Unit, which works closely with centralized underwriting units responsible for particular loans. Under the Bank’s risk rating system, corporate exposures are grouped into eight risk classes. Low risk borrowers are often offered more favorable terms, while loans to high risk borrowers generally require third party guarantees and extra collateral. Risk classes are assigned to borrowers based primarily upon the viability of the business, the progress of the borrower’s activities, its financial results and the financial structure of the borrower based on quantitative indicators such as the borrower’s equity/debt ratio, liquidity, inventory turnover and accounts receivable. Qualitative factors such as management quality, a management succession plan, and management integrity are also taken into consideration. In addition, the Bank considers the borrower’s position in its industry sector and the relative position within its peer group.

The Bank’s credit exposure to each borrower is subject to a detailed review annually, or semi-annually in the case of high risk borrowers, with all outstanding facilities being reviewed at the same time. In certain cases, due to credit considerations or for transactional reasons, such as the anticipated expiration of a letter of guarantee, an interim review may be undertaken. Interim reviews are also undertaken following a late payment, if there are issues that may affect the course of business of the borrower or changes relevant to the borrower’s creditworthiness. In the case of term loans, exposures to borrowers engaged in start-up projects and those posing special risks as a result of company or industry difficulties or otherwise, are generally subject to more frequent reviews. These reviews are undertaken by the loan officers responsible for the customer. Credit reviews include consideration of the customer’s historical and forecast trading performance, balance sheet strength and cash flow, together with relevant industry trends and other external influences. These matters are considered in relation to the size, structure and maturity of the Bank’s exposure, in conjunction with the nature of any security held. When the Bank determines, as a result of this process, that a borrower poses a risk, we take appropriate action to limit our exposure as well as to downgrade all outstanding facilities of the borrower. For example, on a semi-annual basis the Bank can increase its collateral level, reset the interest rate at a higher level or decrease the credit limit. In addition, the credit officers responsible for the customer will intensify the monitoring of other exposures. When the review process results in the migration of the facility into a higher risk class, either the outstanding facility will be restructured or future lending and renewals of existing lines will be rejected. With respect to the risk rating categorization, a coefficient analysis is performed on all commercial and corporate loans. This analysis is used in the provisioning policy of the Bank. There is different treatment for certain exposures classified in the four highest risk classes, where a case-by-case evaluation is conducted. This safeguards the Bank and ensures adequate provisioning for high risk exposures.

Trends in the loan book, including business development, asset quality and provisions for bad and doubtful debts, are reported regularly to the Board of Directors. The Bank also maintains an internal watch list of commercial loans whose principal and interest payments are in arrears for up to three months which have not yet been classified as non-performing loans. Credit officers responsible for customers on this watch list must take action in order to prevent the relevant loans from becoming non-performing and must report monthly on their progress.

With respect to mortgage loans, the underwriting process is centralized and is conducted by the Mortgage Credit Division. Monitoring is the responsibility of the branch in which the application originates. The initial exposures are fully covered by the property itself, with a minimum loan-to-value ratio of 1:2 in compliance with Greek legislation. It is the responsibility of the Credit Risk Unit to monitor any disturbances in the sector.

The South African Bank of Athens.   SABA focuses on working capital facilities and asset based finance for small-to-medium sized enterprises and all facilities are reviewed on an annual basis in light of the most recent financial statements for such corporate clients. During this review period SABA analyses the client’s entire business and looks for opportunities to add value by either providing business advice or restructuring/increasing facilities.

United Bulgarian Bank.   Outstanding business loans to large corporations are reviewed monthly by the responsible credit officers and by UBB’s Credit Portfolio Review Committee, which is responsible for reviewing general categories of risk and implementing risk guidelines. Loans to SMEs are reviewed on a quarterly basis. All loans are reclassified quarterly according to a risk assessment based on a four-point risk-rating system. In addition, UBB’s internal auditors carry out a separate review of loans representing approximately 70% of the loan portfolio on an annual basis. The review is focused on the largest and most recently granted loans and a random sample of other loans. Interim reviews are undertaken during semi-annual audit reviews. Reports related to the status of loans are submitted regularly to the Credit Committee by UBB’s Credit Portfolio Review Committee. At least once a year, UBB’s executive management presents a full report on the quality of UBB’s loan portfolio to its board of directors.

Stopanska Banka   Stopanska applies a five-point risk rating system for classifying loans. Loans are rated from A to E, with E being the riskiest (i.e. non-performing). Loans are classified depending mainly on the length of time they have been in arrears. Loans in class A have been in arrears for less than 15 days, while those in class E have been in arrears for over 365 days. Allowances for loan losses are based on specified allowance coefficients which vary in proportion to the risk attributable to each one of the five loan categories.

NBG Cyprus.   NBG Cyprus has adopted the Bank’s risk rating system. A special Credit Provisions Committee presents a report annually to NBG Cyprus’ Executive Credit Committee on the quality of the bank’s credit portfolio.

Banca Romaneasca.   Banca Romaneasca applies a five-point risk rating system. The risk rating assigned to a loan is determined by three factors: initiation of legal proceedings, financial performance and debt service. The initiation of legal proceedings against a debtor results in the highest risk rating. A debtor’s financial performance is measured by a combination of quantitative and qualitative criteria, such as the debtor’s quantitative financial performance as well as his general background. Banca Romaneasca evaluates these factors and, after receiving a client’s annual and semi-annual financial statements, determines the risk rating on a semi-annual basis (in April and August). Based on financial performance and taking into account any delinquencies lasting over 15 days, each branch calculates the appropriate provision for each debtor’s account at the end of each month.

Discontinued Operations

The following subsidiaries have been divested from the Bank. Therefore, the descriptions below have historical significance only.

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

NBG Canada.   NBG Canada employs a seven-point risk rating system, as well as a credit review process that reviews all commercial business loans and commercial mortgage loans on an annual basis. Residential mortgages and personal loans are reviewed at the expiry of their terms. Non-performing loans are reviewed when classified as such and at least quarterly thereafter. Interim reviews are undertaken when deemed necessary. Coverage of specific provisions and general allowance as a percentage of non-performing loans is 109.55%, as at March 31, 2005. In addition, NBG Canada has an internal audit department as well as external auditors that review and report to NBG Canada’s Board of Directors with respect to asset quality, the consistency of credit ratings and other credit practices in order to ensure that these are within the approved policies and standards of the Group and that the specific provisions and general allowance are sufficient. These factors are also reviewed annually by the Office of the Superintendent of Financial Institutions (OSFI), the Canadian regulator of financial institutions. NBG Canada’s credit review process and the level of allowances for credit losses has consistently been assessed as satisfactory by OSFI.

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

In general, the allowance incorporates the measurement methods, income recognition and disclosures as provided for in the following accounting pronouncements:

•       Statement of Financial Accounting Standards No. 5”, Accounting for Contingencies”;

•       SFAS No. 114”, Accounting by Creditors for Impairment of a Loan”; and

•       SFAS No. 118”, Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosure”.

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

The allowance for credit losses is based upon estimates of probable losses inherent in the loan portfolio. The amount actually observed for these losses can vary significantly from the estimated amounts, but we expect that the consistent application of our methodology described above will reduce such variances. To ensure this is the case, we evaluate our loans and the methodologies applied thereto, including loss estimation percentages, on a regular basis based on management’s judgment of the changing dynamics within the portfolio. For instance, our coefficient analysis incorporates loss and delinquency data for the most recent three year period, and our analysis of homogeneous loans incorporates loss and delinquency data for the most recent two year period. See “—Risk Management—Credit Review Policies” in this Item 4.E.

The following table sets forth the loan loss allowances for U.S. GAAP purposes by methodology for the last five years to which the methodology was applied to respective loan balances.

	At December 31,
	2001	2002	2003	2004	2005
	(EUR in thousands)
Specific allowances	291,434	341,226	308,063	438,439	476,127
Coefficient analysis	145,059	101,070	89,535	112,182	50,808
Homogeneous analysis	197,756	281,640	363,867	300,900	280,800
Foreign loans	254,493	210,068	192,851	186,958	231,210
Unallocated	115,037	47,424	73,080	61,079	53,600
Total loan loss allowance from continuing operations	1,003,779	981,428	1,027,396	1,099,558	1,092,545
Total loan loss allowance from discontinued operations	11,148	29,717	20,097	15,654	13,148
Total loan loss allowance	1,014,927	1,011,145	1,047,493	1,115,212	1,105,693

Specific allowances increased due to the economic deterioration of certain large corporate customers. Loans to these customers are currently being restructured; however, it is expected that the Bank will experience losses from these exposures.

The decrease in allowances under the coefficient and homogeneous analysis during 2005 reflects the increased writeoffs effected.

The following table illustrates the activity in the loan loss allowance balance over the previous five years:

	Year ended December 31,
	2001	2002	2003	2004	2005
	(EUR in thousands)
Balance at beginning of year	973,211	1,014,927	1,011,145	1,047,493	1,115,212
Less: Amounts attributable to discontinued operations	—	—	—	—	(15,654)
Add: Allowance (upon acquisition) attributable to companies acquired during the year	—	2,474	3,766	—	79
Add: Provisions for probable loan losses from continuing operations	164,959	133,924	139,061	201,234	225,013
Add: Provisions for probable loan losses from discontinued operations	5,827	9,467	1,482	(1,393)	—
Write-offs	(133,797)	(111,884)	(101,670)	(130,431)	(245,881)
Recoveries(1)	3,540	2,480	9,011	1,929	7,058
Less: Net write-offs	(130,257)	(109,404)	(92,659)	(128,502)	(238,823)
Exchange differences and other variations	1,187	(40,243)	(15,302)	(3,620)	6,718
Balance at end of year	1,014,927	1,011,145	1,047,493	1,115,212	1,092,545

(1)             Recoveries after write-offs of non-performing loans are minimal since, under Greek regulations non-performing loans cannot be written-off until all legal remedies for recovery have been exhausted.

Key ratios related to the activity in our loan loss allowance for the previous five years to which our loan loss methodology was applied are as follows:

	At December 31,
	2001	2002	2003	2004	2005
	(%)	(%)	(%)	(%)	(%)
Allowance for loan losses as a percent of total loans	5.0	4.9	4.6	4.1	3.6
Provision for probable loan losses as a percent of net loans written-off	131.1	131.1	151.7	155.5	94.2
Recoveries of loans to loans written-off in the previous year	7.0	1.9	8.1	1.9	5.4
Net loans written-off to average loans outstanding	0.7	0.6	0.4	0.5	0.8
Allowance for loan losses as a percent of non-accrual loans	74.0	74.6	76.7	79.6	75.5

Non-Performing Loans, Loan Loss Provisions and Loan Loss Experience

Non-Performing, Delinquent and Restructured Loans.   The table below shows (1) all loans that are non-performing, which are accounted for on a nonaccrual basis, (2) all accruing loans which are contractually past due 90 days or more as to principal or interest payments and (3) loans which are not included in (1) or (2) which are troubled debt restructurings for each of the five years ended December 31, 2001, 2002, 2003, 2004 and 2005.

	At December 31,
	2001	2002	2003	2004	2005
	(EUR in thousands)
Domestic loans:
Non-performing past due and restructured loans:
Accruing loans:
Past due 90 days - 180 days	68,563	19,743	22,093	66,270	152,488
Past due 180 days - 365 days	132,285	68,995	51,599	231,211	165,392
Total accruing loans	200,848	88,738	73,692	297,481	317,880
Non-accruing loans:
Past due 90 days - 180 days	10,531	3,077	1,313	8,516	35,772
Past due 180 days - 365 days	22,938	47,734	28,983	18,786	273,571
Past due 365 days or more	1,018,888	1,062,354	1,043,336	1,055,352	781,687
Total non-accruing loans	1,052,357	1,113,165	1,073,632	1,082,654	1,091,030
Troubled debt restructuring	48,792	158,551	113,663	80,470	101,050
Total domestic loans	1,301,997	1,360,454	1,260,987	1,460,605	1,509,960
Foreign loans:
Non-performing past due and restructured loans:
Accruing loans:
Past due 90 days - 180 days	—	—	—	—	—
Past due 180 days - 365 days	—	—	—	—	—
Total accruing loans	—	—	—	—	—
Non-accruing loans:
Past due 90 days - 180 days	127,333	44,761	37,749	163,535	189,949
Past due 180 days - 365 days	33,809	37,244	96,253	23,727	50,854
Past due 365 days or more	157,501	160,700	157,611	130,890	115,524
Total non-accruing loans	318,643	242,705	291,613	318,152	356,327
Troubled debt restructuring	55,002	62,131	57,129	4,935	13,367
Other	—	—	—	—	—
Total foreign loans	373,645	304,836	348,742	323,087	369,694
Total domestic and foreign loans	1,675,642	1,665,290	1,609,729	1,783,692	1,879,654

Increase in domestic loans, past due 180 days—365 days, includes potential problem loans which either have the guarantee of the state or are in the process of restructuring.

The following table sets forth the amount of loans of the Group which were non-performing, as determined by the banks in the Group, as at December 31, 2001, 2002, 2003, 2004 and 2005.

	At December 31,
	2001	2002	2003	2004	2005
	(EUR in thousands)
Group customer loans (gross amount)	20,346,565	20,631,325	22,933,040	27,175,405	30,674,173
Domestic loans:
Non-performing loans	1,052,357	1,113,165	1,073,632	1,082,654	1,091,030
Foreign loans:
Non-performing loans	318,643	242,705	291,613	318,152	356,327
Total non-performing loans	1,371,000	1,355,870	1,365,245	1,400,806	1,447,357

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

The total value of non-performing loans (i.e., non-accruing loans) for the Group was €1,447.4  million at December 31, 2005. This corresponds to 4.7% of the Group’s loans outstanding at the same date. Of the Group’s non-performing loans, €1,106.3 million were held by the Bank. This amount represented 4.4% of the Bank’s portfolio.

For the year ended December 31, 2005, the Group recorded for certain non-performing loans gross interest that was paid in cash in the amount of €7.2 million instead of €31.0 million which would have been recorded had these loans been current.

The Group’s level of non-performing loans (approximately 4.7% of the total loan portfolio at December 31, 2005) is significantly higher than most other banks in the EU. The high level of non-performing loans in the Group’s portfolio has resulted from several factors. Key factors that have contributed to the level of non-performing loans were the recession in the Greek economy, which affected many borrowers in the 1990s, and past Government influence over lending policies, including Government regulations requiring lending to specific sectors of the economy and Government policies that required the Bank to extend loans to troubled companies considered to be important to the Greek national interest. Other contributing factors were that the methods for approving loans and monitoring troubled loans in the past, in general, depended heavily on collateral and did not focus on the cash flow of the borrower, leading to relatively high levels of payment defaults. In addition, there were inadequate procedures for monitoring troubled loans.

Furthermore, non-performing loans have tended to remain on the Group’s balance sheets significantly longer than would be the case with banks in other Western European countries and the United States due to Greek regulations limiting the ability of Greek banks to make provisions for and to write off non-performing loans. See “—Provisions for Probable Loan Losses and Write-offs of Non-Performing Loans” below in this Item 4.E, for a discussion of the Group’s reserve and write-off policies and relevant regulations.

The Bank generally initiates action to recover or settle outstanding amounts as soon as a loan is determined to be non-performing. The Bank has special branches responsible for the collection of non-performing loans in coordination with the central non-performing loan department.

In addition, the Bank is proceeding with the restructuring of certain non-performing loans. The Bank makes this program available from time to time. The terms on which non-performing loans are restructured vary depending upon several factors including how long the loan has been classified as non-performing and the value of the collateral underlying the loan. Restructuring terms generally involve a discount to the total amount of unpaid interest owed to the Bank under the loan and a revised interest rate and repayment schedule. Non-performing loans that have been restructured remain classified as non-performing loans until they are repaid in full and interest does not accrue with respect to such loans. If the borrower performs under the restructuring arrangements, however, the Bank ceases to pursue legal action against the borrower under the original loan. The number of borrowers opting to restructure their loans with the Bank has been relatively low during the past two years while the implementation of Greek law 2912/2001, which caps the balance of certain non-performing loans, was pending and foreclosure procedures were prohibited. This law was finalized and implemented in 2004 through law 3259/2004 article 39 called the Compounding law. Since its implementation, the number of borrowers opting to restructure their loans with the Bank has started to increase.

SABA Treatment of Non-Performing Loans

SABA reclassifies the status of its loan accounts on the following basis:

i)                  60 days in arrears—the account is reclassified from “1” to “2” (loan classifications are explained in the table below) and additional provision is made pursuant to South African Reserve Bank requirements.

ii)              90 days in arrears—the account is reclassified to “3” and again additional provision is made pursuant to South African Reserve Bank requirements. During this time of re-classification, the bank also endeavors to communicate with the client in order to either obtain repayment of the arrears or to restructure the debt against, if necessary, additional security.

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

iv)            In the event of there being no response to the initial demand for payment by the Recoveries Division, the matter is referred to attorneys for legal action, the account is reclassified as “5” and does not accrue interest.

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

UBB Treatment of Non-Performing Loans

UBB classifies loans as non-performing if they are in arrears for more than 90 days. Interest payments that are overdue for more than 90 days are accrued as an off-balance sheet item and are not capitalized. UBB charges penalties on overdue balance sheet interest in accordance with the terms of the relevant loan agreement. These penalties are accrued as an off-balance sheet item. When overdue amounts are fully repaid, UBB renews its balance sheet accruals. Following its adoption of IFRS as at January 1, 2003, UBB suspends accrual of interest income when loans become doubtful of collection (non-performing). Such income is excluded from interest income until received. When overdue amounts are fully repaid, UBB renews its balance sheet accruals.

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

In some cases, when the bank assesses that the company has only temporary financial problems but has potential for successful operations in the near future, Stopanska Banka reschedules or restructures its non-performing loans. The restructuring depends on the bank’s assessment of the potential of the client for regular payment of loans in the future and the existing or the additional collateral the client is ready to offer. In some cases when the client is categorized as “D” or “E” it is possible for the restructuring to include some partial write-offs of principal, interest or default interest. In accordance with current NBRM regulations, rescheduled loans remain classified as non-performing for at least six months after rescheduling. After that period they can be gradually upgraded to a higher category only if the client regularly meets its obligations to the bank.

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

NBG Cyprus considers overdraft which have exceeded their limits to be non-performing and stops accruing that portion of the interest on such facilities that is not covered by the total of the credit turnover during the previous six months. In cases where interest stops accruing but there is adequate security for the credit facilities, including interest, with tangible securities, interest can continue to accrue with respect to such facilities.

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

Provisions for Probable Loan Losses and Write-offs of Non-Performing Loans

Approximately 79.0% of the Group’s non-performing loans as at December 31, 2005, were held by the Bank. The Bank’s non-performing and potential problem loans are monitored internally by the credit staff at the Bank’s headquarters, certain regional branches and specialized branches which handle only non-performing loans. The prospects of recovery and the estimated losses are reviewed. The Bank establishes provisions, reserve levels and write-offs for these loans. In addition, the Bank’s internal audit department examines loan portfolios at branches to determine how loans are to be classified.

Banks in Greece are allowed for tax purposes to take general provisions for loan losses up to 1% of the average annual balance of their loan portfolio, except for loans extended to state-owned organizations or loans guaranteed by Greece. Specific provisions for other loan losses are also permitted under relevant Greek tax laws. However, substantial tax penalties apply where loans written off against specific provision are subsequently recovered, even in minimal amounts. Under Greek banking regulations, non-performing loans can only be written off after all legal remedies for recovery, including the realization of collateral, have been exhausted. This process can take up to ten years. As a result, specific provisions for non-performing loans are generally made only if general provisions are deemed insufficient to cover non-performing loans. As part of the NBG Group’s strategy to improve the quality of its loan portfolio, the NBG Group has improved its methods of providing for losses inherent in its loan portfolio.

Management, in accordance with Greek regulations, historically determined provisioning based on the amount of non-performing or troubled loans and the quality of the collateral, as well as recommendations from the Bank’s internal auditors. Provisioning levels are determined based on requirements imposed by the Bank of Greece, which require banks to make provisions against all loans, with the amount to be provided depending on the type and quality of the loan, as well as the institution’s experience with such loans.

During 2004 and 2005, the Group wrote off €130.4 million and €245.9 million, respectively, in non-performing loans from its continuing operations and made new provisions of €198.4 million and €225.0 million, respectively, with regard to the loan portfolio. The Bank has also increased the level of legal action in relation to defaults and centralized collection operations.

We are currently evaluating the provisioning proposals of the Basel Committee. See “Risk Factors—Our Capital Requirements May Change as a Result of the New Basel Capital Accord” in Item 3.D. The table below shows allowances for loan losses for the Group by loan category for each of the years ended December 31, 2001, 2002, 2003, 2004 and 2005.

	2001		2002		2003		2004		2005
	Amount	%(1)	Amount	%(1)	Amount	%(1)	Amount	%(1)	Amount	%(1)
	(EUR in thousands)		(EUR in thousands)		(EUR in thousands)		(EUR in thousands)		(EUR in thousands)
Greek residents
Consumer
Residential mortgages	114,993	22.2	178,000	26.9	190,000	29.6	123,300	31.6	82,200	36.2
Credit card	51,381	3.8	64,000	5.0	118,271	5.3	113,500	5.2	111,100	4.8
Auto financing	23	1.4	—	1.4	—	1.4	—	1.3	—	1.1
Other consumers	32,505	3.6	40,605	4.6	56,109	5.7	64,100	6.8	87,500	7.3
Total	198,902	31.0	282,605	37.9	364,380	42.0	300,900	44.9	280,800	49.4
Commercial
Industry and mining	102,647	9.2	111,039	9.7	102,929	9.1	174,223	10.6	186,622	9.0
Small-scale industry	46,207	3.4	59,442	3.3	49,802	3.1	53,618	3.0	57,414	2.8
Trade	56,197	10.0	98,057	11.3	77,825	10.8	144,150	10.8	137,984	10.6
Construction	14,609	0.7	26,047	1.1	10,724	1.6	35,073	1.6	34,472	1.4
Tourism	135,839	0.9	78,422	1.4	93,165	1.3	55,678	1.0	24,944	0.9
Shipping and transportation	32,634	4.3	34,809	4.2	25,394	3.5	29,658	3.2	25,683	3.3
Commercial mortgages	29,820	1.4	—	0.5	—	0.6	—	1.0	—	1.3
Public sector	29	17.9	24	10.6	6	6.4	—	3.9	—	2.6
Other	36,941	5.1	50,198	3.3	44,122	4.6	58,221	4.5	59,816	6.2
Total	454,923	52.9	458,038	45.4	403,967	41.0	550,621	39.6	526,935	38.1
Total Greek residents loans	653,825	83.9	740,643	83.3	768,347	83.0	851,521	84.5	807,735	87.5
Foreign
Consumer
Residential mortgages	493	0.9	389	1.2	854	1.1	1,581	1.3	3,488	1.2
Credit card	4,690	0.1	5,341	0.1	2,675	0.1	2,656	0.1	4,926	0.2
Auto financing	—	0.0	65	0.1	6	0.1	2,545	0.1	2,925	0.1
Other consumers	16,898	1.1	17,115	1.2	16,583	1.2	34,350	1.5	44,845	2.0
Total	22,081	2.1	22,910	2.6	20,118	2.5	41,132	3.0	56,184	3.5
Commercial
Industry and mining	89,244	4.5	88,538	4.2	86,797	3.9	52,838	5.0	53,942	1.4
Small-scale industry	2,964	0.2	2,436	0.2	2,872	0.4	4,238	0.6	1,609	0.6
Trade	32,575	2.2	36,257	2.3	39,562	2.7	55,312	2.7	68,366	2.2
Construction	8,704	0.6	9,036	0.9	3,181	1.2	7,147	1.3	10,416	1.3
Tourism	2,327	0.4	2,475	0.3	2,356	0.4	3,263	0.4	3,425	0.4
Shipping and transportation	59,439	1.2	51,329	1.0	36,297	1.0	33,011	1.2	30,348	1.3
Commercial mortgages	3,079	3.2	3,753	3.1	2,429	2.7	331	0.6	374	0.2
Public sector	15,695	0.4	56	0.2	128	0.2	33	0.1	34	—
Other	9,955	1.3	6,288	1.9	12,326	2.0	5,307	0.6	6,512	1.6
Total	223,982	14.0	200,168	14.1	185,948	14.5	161,480	12.5	175,026	9.0
Total foreign loans	246,063	16.1	223,078	16.7	206,066	17.0	202,612	15.5	231,210	12.5
Unallocated	115,039	—	47,424	—	73,080	—	61,079	—	53,600	—
Total Allowance For Loan Losses	1,014,927	100	1,011,145	100.0	1,047,493	100.0	1,115,212	100.0	1,092,545	100.0

(1)             Percentages represent the balance of loans in the respective category as a percent of the total loan balance.

Total allowances for loan losses attributable to foreign residents increased by 10.0%%, from €202.6 million in 2004 to €222.9 million in 2005. An analysis of the Group’s write-offs and recoveries for non-performing loans for December 31, 2001, 2002, 2003, 2004 and 2005 is presented in the following table:

	Year ended December 31,
	2001	% of total loans	2002	% of total loans	2003	% of total loans	2004	% of total loans	2005	% of total loans
	(EUR in thousands except percentages)
Write-offs
Greek Residents:
Commercial and industrial	85,728	0.42	62,744	0.30	55,931	0.24	39,241	0.14	91,615	0.30
Real estate—construction	2,773	0.01	2,994	0.01	1,900	0.01	681	0.01	3,480	0.01
Real estate—mortgage	554	0.00	29,265	0.14	24,599	0.11	6,553	0.03	48,284	0.16
Installment loans to individuals	1,139	0.01	1,954	0.01	97	0.00	14,684	0.05	91,439	0.30
Total write-offs for loans to Greek residents	90,194	0.44	96,957	0.46	82,527	0.36	61,159	0.23	234,818	0.77
Foreign:
Commercial and industrial	43,084	0.21	14,199	0.07	18,820	0.08	62,571	0.23	1,858	0.01
Real estate—construction							404	0.00	3	0.00
Real estate—mortgage	82	0.00	332	0.00	30	0.00	32	0.00	233	0.00
Installment loans to individuals	437	0.00	396	0.00	293	0.00	6,265	0.01	8,969	0.03
Total write-offs for foreign loans	43,603	0.21	14,927	0.07	19,143	0.08	69,272	0.24	11,063	0.04
Total write-offs	133,797	0.65	111,884	0.53	101,670	0.44	130,431	0.47	245,881	0.80
Recoveries
Greek Residents:
Commercial and industrial	—	—	(486)	0.00	—	—	—	—	(3,551)	0.01
Real estate—construction	(1,174)	0.01	—	—	—	—	—	—
Real estate—mortgage	—	—	—	—	—	—	—	—	(3,507)	0.01
Governments and official institutions	—	—	—	—	—	—	—	—
Total recovery on loans to Greek residents	(1,174)	0.01	(486)	0.00	—	—	—	—	(7,058)	0.02
Foreign:
Commercial and industrial	(2,119)	0.01	(1,811)	0.01	(7,146)	0.03	(1,843)	0.01	—	0.01
Real estate—construction							—	0.00	—	0.00
Real estate—mortgage	—	—	(37)	0.00	(76)	0.00	—	0.00	—	0.00
Installment loans to individuals	(247)	0.00	(146)	0.00	(1,789)	0.01	(86)	0.00	—	0.00
Total recovery on foreign loans	(2,366)	0.01	(1,994)	0.01	(9,011)	0.04	(1,929)	0.01	—	0.01
Total recoveries	(3,540)	0.02	(2,480)	0.01	(9,011)	0.04	(1,929)	0.01	(7,058)	0.01

Off-Balance Sheet Items

See Item 5.E, “Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements”.

Liabilities

Deposits

The following table shows details of the Group’s average deposits and average interest rates thereon, for the Group’s continuing domestic and foreign operations, for each of the three years ended December 31, 2003, 2004 and 2005:

	Year ended December 31,
	2003		2004		2005
	Average Balance	Average rate (%)	Average balance	Average rate (%)	Average balance	Average rate (%)
	(EUR in thousands except percentages)
Domestic Operations:
Deposits by Greek residents:
Interest bearing demand deposits	3,451,505	0.42	3,801,763	0.43	4,056,711	0.47
Savings(1)	22,065,890	0.99	23,373,691	0.71	24,846,996	0.69
Time deposits	6,810,506	1.45	6,417,250	1.63	6,649,596	2.79
Interbank	2,440,094	2.35	2,361,721	2.03	23,120	0.15
Other	235,263	1.01	235,903	0.48	228,460	1.17
Non-Greek residents or foreigners:
Interest bearing demand deposits	63,667	0.42	74,176	0.42	242,476	0.47
Savings(1)	17,013	0.85	20,074	0.71	20,336	0.70
Time deposits	129,309	1.45	127,194	1.68	150,061	2.94
Interbank	2,588,745	3.61	289,453	1.27	3,828,041	2.31
Deposits in foreign banking offices:
Banks located in foreign countries	1,624,671	3.01	1,926,433	2.25	1,491,436	2.40
Other foreign demand deposits	620,108	0.72	901,884	1.39	680,425	0.83
Other foreign time and savings deposits	2,085,771	1.57	1,656,759	3.43	2,742,948	3.10
Total deposits	42,132,542	1.36	41,186,301	1.10	44,960,606	1.33

The table below shows the amount outstanding of time certificates of deposit and other time deposits in amounts of US$100,000 or more of the Group’s continuing operations by remaining maturity at December 31, 2005. Determinations of whether certain time deposits in currencies other than the U.S. dollar are in amounts of US$100,000 or more have been based on exchange rates at December 31, 2005.

Year ended December 31, 2005
(EUR in thousands)
Domestic Operations:
Time certificates of deposit in amounts US$100,000 or more:
3 months or less	—
Over 3 through 6 months	—
Over 6 through 12 months	—
Over 12 months	—
Other time deposits of US$100,000 or more by time remaining until maturity:
3 months or less	927,981
Over 3 through 6 months	199,374
Over 6 through 12 months	37,886
Over 12 months	38,977
Total time certificates of deposit and other deposits in amount of US$100,000 or more	1,204,218

Foreign Operations:
Time certificates of deposit in amounts US$100,000 or more:
3 months or less	155
Over 3 through 6 months	—
Over 6 through 12 months	—
Over 12 months	—
Other time deposits of US$100,000 or more by time remaining until maturity:
3 months or less	5,196,443
Over 3 through 6 months	609,600
Over 6 through 12 months	545,546
Over 12 months	31,669
Total time certificates of deposit and other deposits in amount of US$100,000 or more	6,383,413

Short-term Borrowings

The table below shows outstanding amounts of short-term bonds issued by the Bank for each of the three years ended December 31, 2003, 2004 and 2005.

	Year ended December 31
	2003	2004	2005
	(EUR in thousands, except percentages)
End of period	11,867	—	—
Maximum month-end amount during the period	26,887	—	—
Average amount	20,567	—	—
Average interest rate	2.58%	—	—

ITEM 4A           UNRESOLVED STAFF COMMENTS

There are no unresolved written comments from the SEC regarding periodic Exchange Act reports received not less than 180 days before the end of the fiscal year ended December 31, 2005.

ITEM 5                   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

The following review is based upon the selected financial data prepared in accordance with U.S. GAAP and should be read in conjunction with our U.S. GAAP Financial Statements and the notes explaining those financial statements included elsewhere in this Annual Report. The financials we refer to herein present Atlantic Bank of New York and NBG Canada as discontinued operations.

Overview

We are the largest financial institution in Greece in terms of loans and market capitalization, according to an internal review of published financial statements of Greek banks. We provide a wide range of financial services, including retail (including mortgage lending), commercial and investment banking services and asset management and insurance, through our network of branches and subsidiaries in Greece and abroad. For the year ended December 31, 2005, our banking activities contributed 71.4% of our net income before taxes while our investment activities accounted for 12.1%. Our domestic activities for the year ended December 31, 2005, accounted for 63.5% of our net income before tax while our international activities accounted for the remaining 36.5% (not including the Acquisition of Finansbank). Our principal sources of income have historically been interest earned on customer loans and debt securities as well as commissions. We fund our lending activities and our securities portfolio principally through total customer deposits in our branch network. As at December 31, 2005, our gross loans-to-deposits ratio was 67.8%.

The Group is active in five SEE countries outside Greece and with our proposed Acquisition of Finansbank seeks to expand our international activities into Turkey. The SEE countries in which we are active are Bulgaria, Romania, Serbia, Albania and FYROM, via 257 branches, with approximately 20% of our workforce employed in SEE. At and for the year ended December 31, 2005, SEE’s contribution to the Group’s total profits was €73.8 million. Upon completion of the Acquisition and Tender Offer, the total population in SEE where we have operations will be over 125 million.

One of our strategies is to increase our operating efficiency. As part of this strategy, we are seeking to enhance our revenue generation potential through sales of businesses outside of our core markets and by modifying our mix of assets in order to reduce the proportion of low yielding assets, such as government bonds, in our portfolio. Concurrently, we are increasing our lending to market sectors with higher interest rate margins, such as the small business, mortgage and consumer segments. We are also streamlining our structure in order to improve efficiency, reduce costs and facilitate cross-selling among various divisions. One of our goals is to preserve our asset quality and reduce the level of non-performing loans, which has had a significant negative impact on our operating results in the period under review and in prior years. We are further seeking to increase our fee-related activities, primarily commissions from retail services and products as well as those related to investment banking and asset management, although these areas are subject to variations in market conditions.

Key Factors Affecting Our Results of Operations

Non-Performing Loans.   Our level of non-performing loans has declined substantially in recent years, from 14.7% at December 31, 1996, to 4.7% of our total customer loans portfolio at December 31, 2005. A key factor that contributed to the level of non-performing loans in the past was the methods for approving loans and monitoring troubled loans, which, in general, depended heavily on collateral and did not focus on the cash flow of the borrower as an indicator of creditworthiness. In addition, there were inadequate procedures for monitoring or restructuring troubled loans prior to default. The lower level of new provisions for problem loans in recent years has been largely the result of the application of modern methods for assessing and managing risk in the loan portfolio. All loans, whether to individuals or businesses, are now assessed on the basis of our improved credit approval and risk management procedures. Furthermore, the accumulation of long-term historical data within the Bank with regard to the creditworthiness of the greater part of the economically active population of the country has helped to implement a strategy of targeting creditworthy retail customers.

Furthermore, non-performing loans have remained on our balance sheet significantly longer than would be the case for banks in other Western European countries due to Greek regulations regarding provisions and write-offs with respect to non-performing loans. Write-offs of non-performing loans can only be made after all legal remedies for recovery, including realization of collateral, have been exhausted, which can take up to ten years. Our write-offs of non-performing loans in recent years have been higher than in previous years, which reflects the fact that we have exhausted all legal remedies for recovery of many loans made in the early 1990s. For U.S. GAAP purposes, all loans written-off during the years ended December 31, 2003, 2004 and 2005 were fully provided for, taking into account recovered amounts. See Item 4.E, “Selected Statistical Data—Credit Quality—Non-Performing Loans, Loan Loss Provisions and Loan Loss Experience”.

As part of our strategy to preserve the quality of our loan portfolio, we have improved the methods of providing for losses inherent in our loan portfolio and increased our write-offs for non-performing loans. We have provided for all non-performing loans existing as at December 31, 2005, taking into account any collateral with respect to such loans. We have also provided for other probable losses inherent in the portfolio to the extent such losses are reasonably estimable. In 2003, provisions decreased a further 2.0% and write-offs decreased by 9.1% notwithstanding a 11.2% increase in our total loan portfolio reflecting the improved quality of our loan portfolio. See “Selected Statistical Data—Allowance for Loan Losses—Methodology” in Item 4.E. In 2004 and 2005, provisions increased by 42.2% and 22.2%, respectively, and write offs increased by 28.3% and 88.2%, respectively, principally due to the effects of the Compounding law, described further below under “—Compounding law”.

We have taken and are continuing to take steps to improve our credit approval and risk management procedures in order to reduce the amount of non-performing loans that occur in the future. We have developed and implemented a comprehensive credit manual to govern the lending process, and have fully implemented new credit review and monitoring procedures, which focus on the borrower’s cash flow and ability to repay as well as on collateral values. See Item 4.E, “Selected Statistical Data—Credit Quality”. One objective in restructuring our credit function is to ensure consistency in the loan approval process throughout the organization while tailoring this process to meet the specific needs of the Bank’s borrowers. We have therefore established centralized credit centers, taking the decision-making power for loan approval out of the hands of the branches. We have also set up a special division to monitor and strengthen our position with respect to delinquent loans by working flexibly with clients—restructuring payments and taking additional collateral—to help them meet their payment obligations.

Compounding Law.   On July 29, 2004, the Greek Government adopted the Compounding law, otherwise known as the Panotokia law. Effective August 4, 2004, the Compounding law provides, among other things, that the total amount due (including, without limitation, capital, accrued interest, compound interest and expenses) under any form of credit or loans granted by Greek banks (including the Bank) to their customers, may not exceed certain limits. Generally, this limit is 300% of the initial principal of the loan for most of our customers. Prior to 1996, the Bank accrued interest on non-performing loans in accordance with Greek GAAP. In 1996, the Bank ended this practice and began writing off interest and principal on non-performing loans that were not backed by collateral in excess of the 300% threshold. Implementation of the Compounding law has also obligated us to write off non-performing loans (interest and capital) that were backed by collateral in excess of the 300% threshold in the amount of €23.8 million in 2004 and €57.7 million in 2005. In the future, no further write-offs are expected due to the Compounding law.

Disposal of Non-Core Assets.   As part of our strategy to streamline our operations, we are disposing of certain investments in non-core businesses. In 2003, we realized proceeds amounting to €32.4 million for disposals consisting primarily of portions of our holdings in HELEX and AGET Heracles. In 2004, we realized aggregate proceeds of €25.3 million for disposals consisting primarily of portions of our holdings in OTEnet. In 2005, we realized aggregate proceeds amounting to €31.6 million from disposals. In addition, the Bank and our subsidiary, Ethniki Kefalaiou, received proceeds of approximately €39.3 million in 2004 and €17.3 million from disposals of certain real estate property holdings in 2005. In January 2006, we concluded the sale of our subsidiary, ASTIR Alexandroupolis, for total consideration of €6.5 million. In February 2006, we concluded the sale of NBG Canada for CAD71.3 million (€52 million), and in April 2006, we concluded the sale of Atlantic Bank of New York for US$400 million. We expect to continue divestitures of non-core assets in the future.

Insurance activities.   Our main insurance subsidiary, Ethniki Hellenic General Insurance Company S.A. (“EH”) sells life insurance policies that also include health insurance riders. A change in reinsurance policy and the reorganization of the agency network coupled with a successful cost containment effort resulted in profits of €50.3 million for 2005.

Early retirement.   In 2004, we put into place a voluntary early retirement policy to reduce the total number of our employees. Under the program, the Bank has offered to pay 1.5 times current annual salary to employees meeting certain eligibility criteria in a lump sum upon their early retirement from the Bank. In addition, the Bank made contributions to its auxiliary pension fund and its health plan in respect of each employee who chose to retire early. In total, 1,511 Bank employees elected to participate in the program. In addition, our main insurance subsidiary, EH, instituted a voluntary retirement program in 2004. As at December 31, 2004, 90 EH employees had elected to participate in the program. As a result of these early retirement programs, the Bank and EH incurred an additional €135 million in operating expenses in 2004. In 2005, NBG Cyprus implemented an early retirement program with respect to 53 employees. These employees received payment in 2005 and left in 2006. Additional operating expenses for these retirees amounted to €15 million in 2005.

Capital Base.   We have taken measures to strengthen our capital base in connection with the modification of our asset mix to comply with Greek capital adequacy requirements as set by the Basel Committee on Banking Supervision under the Capital Adequacy Directive relating to market risk and to selectively expand our operations. In July 2003, we raised €350 million through the issuance by NBG Funding Ltd of floating rate preferred notes, which are considered Tier I capital. In November 2004, we raised €350 million and US$180 million through the issuance by NBG Funding Ltd of CMS Preferred Notes, which are considered Tier I capital. In February 2005, we raised €230 million through the issuance by NBG Funding Limited of CMS Linked Preferred Notes, which are considered Tier I capital, and in June 2005, we raised JPY 30 billion (€227 million) through the issuance by NBG Finance of subordinated notes, which are considered Tier II capital. At December 31, 2005, the Bank and the Group had €2,526 million and €3,855 million, respectively, of Tier I capital, and €4,575 million and €4,757 million of total capital.

Sources of liquidity are regularly reviewed to maintain a wide diversification by currency, geography, provider and product. The ability to raise funds is in part dependent on maintaining the Bank’s credit ratings. Many factors contribute to the credit rating process, including the rating agency’s assessment of the Bank’s management capability, the quality of the Bank’s corporate governance and the Bank’s risk management processes. The Bank considers capital base and regulatory ratios to be important factors in determining credit ratings.

The table below sets forth the credit ratings that have been assigned to the Bank by Moody’s Investors Services Limited (referred to below as “Moody’s”), Standard and Poor’s Rating Services (referred to below as “Standard and Poor’s”), a division of the McGraw Hill Companies, Fitch Ratings Ltd. (referred to below as “Fitch”) and Capital Intelligence Ltd. (referred to below as “Capital Intelligence”). All credit ratings have been recently affirmed.

Rating agency	Long-term foreign currency deposit rating(1)	Short-term foreign currency deposit rating(1)	Outlook for the Bank’s ratings(1)	Financial strength of the Bank— Individual(1)	Subordinated debt of the Bank(1)
Moody’s	A2	Prime-1	Stable	C	A3
Standard and Poor’s	BBB+	A-2	Stable	-	BBB
Fitch	A-	F2	Stable	B/C	BBB+
Capital Intelligence	A	A1	Stable	A	—

(1)          A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make a number of judgments, estimates and assumptions that affect the reported amount of assets, liabilities, income and expense in our Consolidated Financial Statements and accompanying notes. We believe that the judgments, estimates and assumptions used in the preparation of our Consolidated Financial Statements are appropriate given the factual circumstances as of December 31, 2005.

Various elements of our accounting policies, by their nature, are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. In particular, we have identified five accounting policies which, due to the judgments, estimates and assumptions inherent in those policies, and the sensitivity of our U.S. GAAP financial statements to those judgments, estimates and assumptions, are critical to an understanding of our financial statements.

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

Further details on this subject are given in Note 3, “Summary of Significant Accounting Policies” to our U.S. GAAP financial statements included in this Annual Report.

Goodwill and Equity method investments

The Group regularly reviews goodwill and equity method investments for possible impairment indications. If the impairment indicators are identified, we make an assessment as to whether the carrying amount of such assets remains fully recoverable. When making this assessment we compare the carrying value to market value, if available, or a fair value determined by a qualified evaluator or pricing model. Determination of a fair value by a qualified evaluator or pricing model requires management to make assumptions and use estimates. We believe that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. However, different ones could be used which would lead to different results.

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

In 2005, the Group recognised an impairment loss of €16.2 million relating to the absorption of National Investment Company by the Bank.

Further details on this subject are given in Notes 3, 13 and 15 to the U.S. GAAP financial statements included elsewhere in this Annual Report.

Allowance for loan losses

The amount of the allowance set aside for loan losses is based upon management’s ongoing assessments of the probable estimated losses inherent in the loan portfolio. Assessments are conducted by members of management responsible for various types of loans employing a methodology and guidelines which are continually monitored and improved. This methodology has five primary components: specific allowances, coefficient analysis, homogeneous analysis, allowances for foreign loans and unallocated allowances. Specific allowances are recorded for certain impaired loans made to commercial customers in the Bank’s four highest risk categories, after an analysis of the customer’s loan balance, payment history, collateral value and cash flows is undertaken. The Bank performs a coefficient analysis by grouping commercial loans into eight risk categories based on common characteristics, and applying allowance percentages (or coefficients) based on historic loss rates among these groups. Homogeneous analysis similarly takes our consumer loan portfolio pooled by segment (residential mortgage, credit cards, installment loans, etc.) and estimates an allowance based on historical loss rates for each segment applied to current loan balances. Loss allowances for loans made by our foreign subsidiaries are estimated by the subsidiary using similar criteria as the Bank uses in Greece. We also record an unallocated allowance to account for inherent uncertainties, factors which are difficult to measure and flaws in the process of estimating allowances. As the process for determining the adequacy of the allowance requires subjective and complex judgment by management about the effect of matters that are inherently uncertain, subsequent evaluations of the loan portfolio, in light of the factors then prevailing, may result in significant changes in the allowance for loan losses. The estimates and judgments are described in further detail in Item 4E, “Selected Statistical Data—Allowance for loan losses—Methodology”.

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

During 2004 estimated losses on life insurance operations increased primarily due to higher hospitalization costs, which, due to intense market competition, could not be matched by an increase in premiums on life contracts with hospitalization riders. In response to these developments, we further increased insurance reserves in 2004. We continue to monitor potential for changes in loss estimates in order for our recorded reserves in each reporting period to reflect current conditions. During 2005, the reorganization of EH selling strategy resulted in profits before tax of  €50.3 million. Further details on this subject are given in “Key Factors Affecting Our Results of Operations—Insurance activities” in this Item 5 and Note 3, “Summary of Significant Accounting Policies” to the U.S. GAAP financial statements included elsewhere in this report.

Net periodic benefit cost

The net periodic benefit cost is actuarially determined using assumed discount rates, assumed rates of compensation increase and the expected return on plan assets. These assumptions are ultimately determined by reviewing the Group’s salary increases each year. The expected long-term return on plan assets represents management’s expectation of the average rate of earnings on the funds invested to provide for the benefits included in the projected benefit obligation. To determine the expected long-term rate of return assumption the Group and its advisors make forward-looking assumptions in the context of historical returns and volatilities for each asset class as well as correlations among asset classes. The expected long-term rate of return assumption is annually adjusted based on revised expectations of future investment performance of the overall capital markets, as well as changes to local regulations affecting investment strategy. The weighted average expected long-term rate of return assumption used in computing the 2005 net periodic pension cost was 6.3% compared to 6.5% for 2004. The rate of compensation increase increased slightly in 2005 to 4.1% from 4% in 2004. The discount rate was reduced from 5.5 % in 2004 to 5.2% in 2005. Despite the aforementioned reduction,  both projected and accumulated benefit obligations decreased in 2005 due to the sale of ABNY and NBG Canada and the increased benefits paid as a result of the voluntarily retirement schemes effected in the Group. The impact to service and benefit cost as well as to accumulated benefit obligation if certain assumptions are changed is further disclosed in Note 37 “Employee Benefit Plans” to the U.S. GAAP financial statements.

A.                Operating Results

Results of Operations for the Year Ended December 31, 2005 Compared with the Year Ended December 31, 2004

Overview.   The year ended December 31, 2005, was characterized by improved net interest income, significantly higher net realized gains on sales of available for sale securities, substantially lower employee costs and significantly less provisions for the Group’s insurance operations, which were partially offset by higher tax expense as the previous year the Bank had recognised a one-off deferred tax asset. Furthermore, in 2005 the Bank agreed to sell its North American operations (which were sold during the first half of 2006) which led to the classification of income from those operations as income from discontinued operations and the restatement of the income statement for the previous year.

Net Interest Income.   Our net interest income from continuing operations before provision for loan losses increased by 9.9% to €1,553.3 million for 2005, compared with €1,412.7 million for 2004, due primarily to the increase in interest income attributable to a significant increase in our loan portfolio despite the increase in interest expense triggered by the expansion of our deposit base and the issuance of debt securities. Our net interest margin increased to 2.74% in 2005 from 2.63% in 2004. The components of our net interest income from continuing operations for 2004 and 2005 are reflected in the following table:

	Year ended December 31		2004/2005 Change
	2004	2005	(%)
	(EUR in thousands)
Interest Income:
Loans	1,315,110	1,591,972	+21.1%
Securities available for sale	76,074	92,843	+22.0%
Securities held to maturity	—	1,953	—
Trading assets	404,999	374,868	-7.4%
Federal funds sold and securities purchased under agreements to resell	116,153	108,673	-6.4%
Interest-bearing deposits with banks	137,221	199,607	+45.5%
Other	25,059	20,472	-18.3%
Total interest income	2,074,616	2,390,388	+15.2%
Interest Expense:
Deposits	(454,460)	(598,705)	+31.7%
Federal funds purchased and securities sold under agreements to repurchase	(153,962)	(141,889)	-7.8%
Other borrowed funds	(3,349)	(4,595)	+37.2%
Long-term debt	(44,706)	(87,240)	+95.1%
Other	(5,430)	(4,692)	-13.6%
Total interest expense	(661,907)	(837,121)	+26.5%
Net interest income before provision for loan losses	1,412,709	1,553,267	+9.9%
Provision for loan losses	(201,234)	(225,013)	+11.8%
Net interest income after provision for loan losses	1,211,475	1,328,254	+9.6%

Total interest income for the Group’s continuing operations increased by 15.2% to €2,390.4 million  for 2005 from €2,074.6 million for 2004. The increase is principally attributable to a 21.1% increase in interest income from loans in 2005 compared with 2004, reflecting a robust growth in the Group’s lending activities, mainly resulting from the expansion of our retail book. We believe this growth was largely due to our ability to cross-sell to our existing customer base in Greece and to an increase in the types of products offered to customers in the SEE region. Relatively stable lending spreads also contributed to the growth in interest income from loans in 2005. The expansion of our lending activities was financed by cash inflows from our securities portfolio and the issuance of €230 million of CMS Linked Preferred Notes, which are counted as Tier I capital, and JPY 30 billion of subordinated notes. As a result, interest income from our securities portfolio decreased, while interest expense on long-term debt increased. Other interest income for the Group’s continuing operations decreased from €25.1 million in 2004 to €20.5 million in 2005.

Total interest expense for the Group’s continuing operations increased by 26.5% to €837.1 million for 2005 from €661.9 million for 2004 due to an increase in interest on deposits and long term debt. Interest on deposits increased by 31.7% in 2005, reflecting the expansion of our deposit base in 2005. Our interest bearing deposits increased by 15.3% from €35,027.0 million in 2004 to €40,378.7 million in 2005. Interest expense on long-term debt also increased by 95.1% due to the raising of €350 million and US$180 million in November 2004 and of €230 million in February 2005 through the issuance by NBG Funding Limited of CMS Linked Preferred Notes, which are counted as Tier I capital, and JPY 30 billion in June 2005 through the issuance by NBG Finance of subordinated notes.

Provision for Loan Losses.   The Group’s continuing operations recorded provisions of €201.2 million for 2004, which increased by 11.8% to €225.0 million for 2005 due principally to increased provisions by NBG and UBB.

Activity in the loan loss allowances for the two years ended December 31, 2004 and 2005 was as follows:

	2004	2005
	(EUR in thousands)
Balance at beginning of the year	1,047,493	1,115,212
Less: Amounts attributable to discontinued operations	—	(15,654)
Add: Allowance (upon acquisition) attributable to companies acquired during the year	—	79
Add: Provisions for loan losses from continuing operations	201,234	225,013
Provisions for loan losses from discontinued operations	(1,393)	—
Write-offs	(130,431)	(245,881)
Recoveries(1)	1,929	7,058
Less: Net write-offs	(128,502)	(238,823)
Exchange differences and other variations	(3,620)	6,718
Balance at end of year	1,115,212	1,092,545

(1)             Recoveries after write-offs of non-performing loans are minimal as, under Greek regulations, non-performing loans cannot be written off until all legal remedies for recovery have been exhausted.

During the period under review, total loan loss allowance from our continuing operations decreased by 0.6% from €1,099.6 million in 2004 to €1,092.5 million in 2005, due to increased writeoffs generally, as well as €57.7 million in write-offs taken by the Bank following the implementation of the Compounding law. The decrease in our loan loss allowance occurred despite the increase in our provisions from €201.2 million to €225.0 million in 2005. Total loans attributable to our continuing operations increased by 18.5% from €25,892.7 million as at December 31, 2004 to €30,674.2 million as at December 31, 2005. At the same time, write-offs increased by 88.6% from €130.4  million in 2004 to €245.9 million in 2005 reflecting the Group’s policy to write off all loans that have been determined to be unrecoverable as well as write-offs due to the effects of the Compounding law.

The Group’s loan loss allowance consists of five principal components. These are: specific allowances, coefficient analysis, homogenous analysis, foreign loans and unallocated losses. See Item 4.E, “Selected Statistical Data—Credit Quality—Allowance for Loan Losses—Methodology.”

	At December 31,
	2004		2005
	(EUR in thousands)	(%)	(EUR in thousands)	(%)
Specific allowances	438,439	39.3	476,127	43.1
Coefficient analysis	112,182	10.1	50,808	4.6
Homogeneous analysis	300,900	27.0	280,800	25.4
Foreign loans	186,958	16.7	231,210	20.9
Unallocated	61,079	5.5	53,600	4.8
Total loan loss allowances from continuing operations	1,099,558	98.6	1,092,545	98.8
Total loan loss allowances from discontinued operations	15,654	1.4	13,148	1.2
Total loan loss allowances	1,115,212	100.0	1,105,693	100.0

Specific allowances increased from €438.4 million in 2004 to €476.1 million in 2005 due to the economic deterioration of certain large corporate customers.

Allowances under the coefficient analysis decreased from €112.2 million in 2004 to €50.8 in 2005 due to write-offs.

Allowances under the homogeneous analysis decreased from €300.9 million in 2004 to €280.8 million in 2005, due to write-offs.

The increase in allowances for foreign loans from €186.9 million in 2004 to €231.2 million in 2005, is attributable to the expansion of our non-Greek branches and subsidiaries’ loan portfolios.

Total loan loss allowance as a percentage of non-performing loans dropped from 79.6% as at December 31, 2004 to 75.5% as at December 31, 2005, as a result of increased write-offs.

Net interest income after provision for loan losses from our continuing operations increased by 9.6% to €1,328.3 million in 2005 from €1,211.5 million in 2004.

Non-interest Income.   Non-interest income from our continuing operations increased by 13.9% to €1,466.8 million for 2005, compared to €1,288.3  million for 2004. The following table summarizes the principal components of non-interest income during each of the two years ended December 31, 2004 and 2005:

	Year ended December 31,		2004/2005
	2004	2005	Change
	(EUR in thousands)		(%)
Credit card fees	75,220	79,675	+5.9%
Service charges on deposit accounts	43,293	38,218	-11.7%
Other fees and commissions	336,438	369,730	+9.9%
Net trading profits or (losses)	5,451	5,933	+8.8%
Net realized (losses)/gains on sales of available-for-sale securities	16,305	119,523	+633.0%
Equity in earnings or (losses) of investees	3,822	36,823	+863.4%
Other	807,745	816,871	+1.1%
Total non-interest income	1,288,274	1,466,773	+13.9%

Income from credit card fees from our continuing operations increased by 5.9% from €75.2 million in 2004 to €79.7 million in 2005 reflecting the expansion of our credit cards business in SEE. In 2005, trading profits from our continuing operations were almost flat and amounted to €5.9 million compared to €5.5 million in 2004. In 2005, sales of available-for-sale securities proved to be a profitable component of the Group’s continuing operations performance and amounted to €119.5 million against €16.3 million in 2004 mainly due to our long bond and equity exposure and improved market conditions. Equity in earnings of investees increased by 863.4% amounting to €36.8 million compared to €3.8 million in 2004 reflecting the good performance of our non-financial equity investee companies in 2005. Other non-interest income from our continuing operations was €817.0 million in 2005, slightly increased by 1.1% from €807.7 million in 2004. This result was mainly due to a €3.9 million increase in income from insurance operations, a €1.3 million increase in hotel revenues and a €1.3 million increase in profit from sales of properties and a €3.6 million increase in income from miscellaneous items against a €0.7 million of losses in warehouse fees.

Non-interest Expense.   Non-interest expense increased by 8.3% to €1,994.7 million for 2005, compared with €2,340.6 million for 2004.

The following table summarizes the principal components of non-interest expense during each of the two years ended December 31, 2004 and 2005.

	Year ended December 31,		2004/2005
	2004	2005	Change
	(EUR in thousands)		(%)
Salaries and employee benefits	956,871	893,368	-6.6%
Occupancy and equipment expense	71,038	68,811	-3.1%
Amortization and depreciation	105,177	84,107	-20.0%
Other than temporary impairment in available for sale securities	7,980	—	—
Impairment of goodwill	—	16,162	—
Other non-interest expense	1,199,559	932,257	-22.3%
Total non-interest expense	2,340,625	1,994,705	-14.8%

Salaries and employee benefits relating to our continuing operations decreased by 6.6% from €956.9 million for 2004 to €893.4 million for 2005. The burden of costs associated with the Bank’s and EH’s voluntary early retirement schemes, under which 1,511 of the Bank’s employees and 224 of EH employees retired in 2004, was accounted for in the year 2004. Employee benefit costs in 2004 and 2005 include actuarial adjustments for pension and post-retirement defined benefit plans. In 2004 and 2005, these adjustments resulted in a charge to the income statement of €44.9 million and €34.6 million, respectively, to reflect shortfalls in the Group’s continuing operations defined benefit pension plans. In 2005, we did not record any other than temporary impairment in available for sale securities compaired to €8.0 million in 2004 representing the unrealized losses of certain equity securities. The absorption of National Investment Company in December 2005, resulted in an impairment of goodwill of €16.2 million.

Other non-interest expense decreased by 22.3% from €1,199.6  million in 2004 to €932.3 million in 2005, due principally to approximately €205 million of decreased insurance provisions.

Income Before Income Tax Expense and Minority Interests.   In 2005, the Group reported profit from continuing operations before income tax expense and minority interests of €800.3 million, a 403.0% increase from €159.1  million in 2004, due to the benefits from the Bank’s and EH’s voluntary early retirement program, the increase in our net interest income for the year, the gains from available for sale securities and decreased insurance provisions.

Income Tax Expense.   In 2005, we recognized a current tax liability of €168.2 million and a deferred tax liability of €64.6 million compared to a current tax liability of €201.7 million and a deferred tax gain of €187.3 million, respectively, in 2004. Our total tax expense in 2005 amounted to €232.8 million compared to €14.4 million in 2004. The decrease in our current tax expense in 2005 is primarily due to the decrease in Greek statutory tax rates discussed below.

The applicable Greek statutory rate of tax for the Group was 32% in 2005 compared to 35% in 2004. Following legislation enacted in December 2004, the applicable Greek statutory rate of tax was reduced from 35% for 2004 to 32% for 2005, 29% for 2006 and 25% for 2007 and thereafter. Pursuant to an incentive law, the stautory tax rate for the Bank for the years 2005 and 2006 is further reduced by 5 percentage points. Furthermore, the deferred tax gain in 2004 is principally attributable to the recognition of a deferred tax asset of €281.7 million stemming from a revaluation of fixed assets to market values as allowed by Greek legislation for tax purposes. The effective tax rate for the Group was approximately 29% (See Note 30 to the U.S. GAAP financial statements included in this Annual Report).

Net Income.   For the reasons discussed above, and given that our net income from discontinued operations decreased by 10.2 % from €31.5 million in 2004 to €28.3 million in 2005, we had net income of €555.2 million for 2005 compared to €210.3 million for 2004.

Exchange Rate Exposure.   The Group is an active participant in the foreign exchange markets and also makes loans denominated in foreign currencies. The Group’s goal in managing exchange rate exposure is to minimize the effect of exchange rate movements on profitability. The Group adheres to central bank guidelines and other guidelines applicable to the Group and actively manages its foreign currency position. To the extent that foreign currency-denominated assets are not matched with liabilities denominated in the same currencies, the Group engages in swaps and other hedging transactions in order to reduce the effects of these imbalances. Management, therefore, does not consider the Group’s foreign exchange risk to be significant with respect to the Group’s overall financial position. As at December 31, 2005, approximately 14.6% of the Group’s liabilities and 21.4% of the Group’s assets were denominated in currencies other than euro, before taking into account hedging transactions.

Results of Operations for the Year Ended December 31, 2004 Compared with the Year Ended December 31, 2003

Overview.   The year ended December 31, 2004, was characterized by higher net interest income principally as a result of the growth in retail lending, high employee benefits due to the implementation of voluntarily early retirement plans, high insurance provisions and a deferred tax gain due to a statutory revaluation of fixed assets. In 2005, the Bank agreed to sell its North American operations (which were sold during the first half of 2006) which led to classify income from those operations as income from discontinued operations and restate the income statement for the previous years.

Net Interest Income.   Our net interest income from continuing operations before provision for loan losses increased by 16.0% to €1,412.7 million for 2004, compared with €1,218.3 million for 2003, due primarily to the increase in interest income due to a significant increase in our loan portfolio as well as a decrease in interest expense due primarily to lower interbank deposits. Our net interest margin increased to 2.63% in 2004 from 2.37% in 2003. The components of our net interest income from continuing operations for 2003 and 2004 are reflected in the following table:

	Year ended December 31		2003/2004
	2003	2004	Change
	(EUR in thousands)		(%)
Interest Income:
Loans	1,101,869	1,315,110	+19.4%
Securities available for sale	98,904	76,074	-23.1%
Trading assets	542,099	404,999	-25.3%
Federal funds sold and securities purchased under agreements to resell	122,361	116,153	-5.1%
Interest-bearing deposits with banks	110,322	137,221	+24.4%
Other	19,932	25,059	+25.7%
Total interest income	1,995,487	2,074,616	+4.0%
Interest Expense:
Deposits	(573,321)	(454,460)	-20.7%
Federal funds purchased and securities sold under agreements to repurchase	(164,344)	(153,962)	-6.3%
Other borrowed funds	(1,082)	(3,349)	+209.5%
Long-term debt	(33,752)	(44,706)	+32.5%
Other	(4,639)	(5,430)	+17.1%
Total interest expense	(777,138)	(661,907)	-14.8%
Net interest income before provision for loan losses	1,218,349	1,412,709	+16.0%
Provision for loan losses	(139,061)	(201,234)	+44.7%
Net interest income after provision for loan losses	1,079,288	1,211,475	+12.2%

Total interest income for the Group’s continuing operations increased by 4.0% to € 2,074.6 million for 2004 from €1,995.5 million for 2003. The increase is attributable to a 19.4% increase in interest income from loans in 2004 compared with 2003, reflecting substantial growth in the Group’s lending activities, resulting from an increase in the total number of loans, especially in the retail banking market. We believe this growth was largely due to our ability to cross-sell to our existing customer base in Greece and to an increase to the types of products offered to customers in the SEE region. Relatively stable lending spreads also contributed to the growth in interest income from loans in 2004. The expansion of our lending activities was financed by cash inflows from our securities trading portfolio and the issuance of €350 million and $180 million of subordinated notes (hybrid Tier I capital). As a result, interest income from the securities portfolio decreased, while interest expense on long-term debt increased. Other interest income for the Group’s continuing operations increased from €19.9 million in 2003 to € 25.1 million in 2004, mainly due to an increase in dividend payments received from companies in which we hold shares, and an increased return in our money market investments. In 2004 the majority of the companies in which we hold a stake experienced an increase in their profitability thus entitling us to bigger dividend income. Moreover, our money market investments, particularly Greek treasury bills, increased from €93 million in 2003 to €150 million in 2004.

Total interest expense for the Group’s continuing operations decreased by 14.8% to €661.9 million for 2004 from €777.1 million for 2003. Interest on deposits decreased by 20.7% in 2004, reflecting the impact of the decline in interest rates effective in the second half of 2003 and the decline of interbank deposits in

2004. This was partially offset by an increase in interest expense on long-term debt due to the issuance of €350 million and $180 million of subordinated notes (hybrid Tier I capital) in 2004 and €350 million in June 2003.

Provision for Loan Losses.   The Group’s continuing operations recorded provisions of €139.1 million for 2003, which increased by 44.7% to €201.2 million for 2004 due principally to increased provisions by NBG, Stopanska Banka, UBB and NBG Cyprus.

Activity in the loan loss allowances for the two years ended December 31, 2003 and 2004 was as follows:

	2003	2004
	(EUR in thousands)
Balance at beginning of the year	1,011,145	1,047,493
Add: Allowance (upon acquisition) attributable to companies acquired during the year	3,766	—
Add: Provisions for probable loan losses (continuing operations)	139,061	201,234
Add: Provisions for probable loan losses (discontinued operations)	1,482	(1,393)
Write-offs	(101,670)	(130,431)
Recoveries(1)	9,011	1,929
Less: Net write-offs	(92,659)	(128,502)
Exchange differences and other variations	(15,302)	(3,620)
Balance at end of year	1,047,493	1,115,212

(1)             Recoveries after write-offs of non-performing loans are minimal as, under Greek regulations, non-performing loans cannot be written off until all legal remedies for recovery have been exhausted.

During the period under review, total loan loss allowance increased by 6.4% from €1,047.5 million in 2003 to €1,115.2 million in 2004, following the increase in our total loan portfolio. Total loans increased by 18.5% from €22,933.0 million as at December 31, 2003 to €27,175.4 million as at December 31, 2004. At the same time, write-offs increased by 28.3% from €101.7 million in 2003 to €130.4 million in 2004 reflecting the Group’s policy to write off all loans that have been determined to be unrecoverable as well as write-offs due to the effects of the Panotokia law. The increase in total loan loss allowances reflects the allowance increases attributable to NBG, UBB, NBG Cyprus and Stopanska Banka.

The Group’s loan loss allowance consists of five principal components. These are: specific allowances, coefficient analysis, homogenous analysis, foreign loans and unallocated losses. See Item 4.E, “Selected Statistical Data—Credit Quality—Allowance for Loan Losses—Methodology.”

	At December 31,
	2003		2004
	(EUR in thousands)	(%)	(EUR in thousands)	(%)
Specific allowances	308,063	29.4%	438,439	39.3%
Coefficient analysis	89,535	8.5%	112,182	10.1%
Homogeneous analysis	363,867	34.7%	300,900	27.0%
Foreign loans	192,851	18.5%	186,958	16.7%
Unallocated	73,080	7.0%	61,079	5.5%
Total loan loss allowances from continuing operations	1,027,396	98.1%	1,099,558	98.6%
Total loan loss allowances from discontinued operations	20,097	1.9%	15,654	1.4%
Total loan loss allowances	1,047,493	100.0%	1,115,212	100.0%

Specific allowances increased from €308.1 million in 2003 to € 438.4 million in 2004 due to the economic deterioration of certain large corporate customers. Loans to these customers are currently being restructured; however, it is expected that the Bank will experience losses from these exposures.

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

Net interest income after provision for loan losses from our continuing operations increased by 12.2% to €1,211.5 million in 2004 from €1,079.3 million in 2003.

Non-interest income.   Non-interest income from our continuing operations increased by 1.1% to €1,288.3 million for 2004, compared €1,273.8 million for 2003. The following table summarizes the principal components of non-interest income during each of the two years ended December 31, 2003 and 2004:

	Year ended Dcember 31,		2003/2004 Change
	2003	2004	(%)
	(EUR in thousands)
Credit card fees	64,561	75,220	+16.5%
Service charge on deposit accounts	42,027	43,293	+3.0%
Other fees and commissions	324,158	336,438	+3.8%
Net trading profits or (losses)	107,780	5,451	-94.9%
Net realized (losses)/gains on sales of available-for-sale securities	(98,046)	16,305	—
Equity in earnings or (losses) of investees	21,748	3,822	-82.4%
Other	811,606	807,745	-0.5%
Total non-interest income	1,273,834	1,288,274	+1.1%

Total loan loss allowance as a percentage of non-performing loans was 76.7% as at December 31, 2003 and 79.6% as at December 31, 2004.

Income from credit card fees from our continuing operations increased by 16.5% from €64.6 million in 2003 to €75.2 million in 2004 reflecting the increase of credit cards in circulation mainly in Greece. In 2004, our continuing operations realized net trading gains of €5.5 million, a 94.9% decrease from net trading gains of €107.8 million in 2003, due to market conditions. In 2004, sales of available-for-sale securities proved to be a profitable component of the Group’s continuing operations performance and amounted to €16.3 million as against €98.0 million of losses in 2003. This was a result of an improvement in market conditions in 2004. Our decreased equity in earnings of investees reflects the losses reported by one of our non financial equity investee companies in the phosphates and fertilizers industry. Other non-interest income from our continuing operations was €807.7 million in 2004, slightly decreased by 0.5% from €811.6 million in 2003. This result was mainly due to a €51 million increase in income from insurance operations which was entirely offset by a €16.7 million decrease in profit from sales of properties and a €36 million decrease in income from miscellaneous items.

Non-interest Expense.   Non-interest expense increased by 8.8% to €2,340.6 million for 2004, compared with €2,151.2 million for 2003.

The following table summarizes the principal components of non-interest expense during each of the two years ended December 31, 2003 and 2004.

			2003/2004
	Year ended December 31,		Change
	2003	2004	(%)
	(EUR in thousands)
Salaries and employee benefits	798,444	956,871	+19.8%
Occupancy and equipment expense	68,672	71,038	+3.4%
Amortization and depreciation	99,827	105,177	+5.4%
Impairment of equity method investments	77,378	—	—
Impairment of goodwill	133,384	—	—
Other than temporary impairment in available for sale securities	—	7,980	—
Other non-interest expense	973,519	1,199,559	+23.2%
Total non-interest expense	2,151,224	2,340,625	+8.8%

Salaries and employee benefits relating to our continuing operations increased by 19.8% from €798.4 million for 2003 to €956.9 million for 2004, due to the benefits paid in respect of the Bank’s and EH’s voluntary early retirement schemes, under which 1,511 of the Bank’s employees and 224 of EH employees retired in 2004. Employee benefit costs in 2003 and 2004 include actuarial adjustments for pension and post retirement defined benefit plans. In 2003 and 2004, these adjustments resulted in a charge to the income statement of €48.1 million and €44.9 million, respectively, to reflect shortfalls in the Group’s defined benefit pension plans. We recorded an other than temporary impairment in available for sale securities of €8.0 million representing the unrealized losses of certain equity securities.

Other non-interest expense increased by 23.2% from €973.5 million in 2003 to €1,199.6 million in 2004, due principally to approximately €190 million of increased provisions for our insurance subsidiary EH.

Income Before Income Tax Expense and Minority Interests.   In 2004, the Group reported profit from continuing operations before income tax expense and minority interests of €159.1 million, a 21.2% decrease from €201.9 million in 2003, due to the benefits paid in respect of the Bank’s and EH’s voluntary early retirement program and the increased insurance provisions, which more than offset the 12.2% increase in our net interest income for the year.

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

Net Income.   For the reasons discussed above, and given that our net income from discontinued operations increased by 17.0% from €26.9 million in 2003 to €31.5 million in 2004, we had net income of €210.3 million for 2004 compared to €127.5 million for 2003.

Exchange Rate Exposure.   The Group is an active participant in the foreign exchange markets and also makes loans denominated in foreign currencies. The Group’s goal in managing exchange rate exposure is to minimize the effect of exchange rate movements on profitability. The Group adheres to central bank guidelines and other guidelines applicable to the Group and actively manages its foreign currency position. To the extent that foreign currency-denominated assets are not matched with liabilities denominated in the same currencies, the Group engages in swaps and other hedging transactions in order to reduce the effects of these imbalances. Management, therefore, does not consider the Group’s foreign exchange risk to be significant with respect to the Group’s overall financial position. As at December 31, 2004, approximately 19.2% of the Group’s liabilities and 18.0% of the Group’s assets were denominated in currencies other than euro, before taking into account hedging transactions.

Recently Issued Accounting Pronouncements

On March 31, 2006 the Financial Accounting Standards Board (“FASB”) issued an exposure draft, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans- an amendment of FASB Statements No.87, 88,106 and 132(R).”  The exposure draft requires the recognition of a plan’s over-funded or under-funded status as an asset or liability and an adjustment to accumulated other comprehensive income. Additionally, the exposure draft requires determination of the fair values of the plan’s assets at a company’s year-end and recognition of actuarial gains and losses, and prior service costs and credits, as a component of other comprehensive income. The exposure draft is expected to be effective December 31, 2006.

On March 17, 2006, the FASB issued SFAS No.156, “Accounting for Servicing of Financial Assets, an amendment to FASB Statement No. 140” (SFAS 156), which permits but does not require, an entity to account for one or more classes of servicing rights at fair value, with changes in fair value recorded in Consolidated Statement of Income. The standard is effective January 1, 2007. The adoption of this standard is not expected to have a material impact on the Group’s results of operation or financial position.

On February 16, 2006, the FASB issued SFAS No. 155 “Accounting for Certain Hybrid Instruments” (SFAS 155), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative and would otherwise require bifurcation in accordance with SFAS 133. The statement is effective as of January 1, 2007, with earlier adoption permitted. The Group elected to early adopt the standard as of January 1, 2005.

For further information, please see Note 3 to the U.S. GAAP financial statements.

B. Liquidity and Capital Resources

Our principal sources of liquidity are our deposit base and, to a lesser extent, interbank borrowings and long term debt. We also derive liquidity from the results of our operations and disposals of securities and other assets.

In recent years, we have generally been in a position of excess liquidity due to our large domestic deposit base. Deposits have funded the securities portfolio, loans to customers and reserve balances held at the central bank.

We participate in the interbank deposit market (denominated in euro and all major currencies) and enter into foreign exchange forward transactions with maturities up to a year. The net open positions carried are small and largely offset against the deposit base in the respective currency.

The following table provides a summary of our interbank borrowing activity for each of the three years ended December 31, 2003, 2004 and 2005.

	Year ended December 31,
	2003	2004	2005
	(EUR in thousands)
Interbank lending	5,068,936	4,859,268	1,322,015
Interbank borrowing	(5,347,314)	(1,488,955)	(2,300,087)
Net interbank lending/(borrowing)	(278,378)	3,370,313	(978,072)

Operating cash flow also provides us with an important source of liquidity. The following table provides a summary of our cash flows for each of the three years ended December 31, 2003, 2004 and 2005.

	Year ended December 31,
	2003	2004	2005
	(EUR in thousands)
Cash flows from operating activities from continuing operations	2,677,793	3,389,563	(2,581,925)
Cash flows from operating activities from discontinued operations	6,930	39,687	48,878
Cash flows from investing activities from continuing operations	(2,466,510)	(2,741,841)	(494,534)
Cash flows from investing activities from discontinued operations	181,261	23,015	(72,821)
Cash flows from financing activities from continuing operations	(139,161)	(623,391)	3,951,018
Cash flows from financing activities from discontinued operations	(222,943)	(166,921)	(4,608)
Effect of exchange rate change on cash and cash equivalents	(11,962)	(6,624)	13,470
Net (decrease)/increase in cash and cash equivalents	25,408	(86,512)	859,478

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

During 2005, our loan portfolio attributable to our continuing operations increased by €4,781.5 million. This lending activity was funded by excess liquidity  from deposits which increased by €6,584.2 million.

Our capital expenditure requirements, excluding interests in other companies, have been principally for upgrading our information technology and other electronic systems and for general plant and equipment. Capital expenditure for the Bank, excluding such interests in other companies, amounted to €62.7 million in 2005. See Item 4.A, “History and Development of the Company”. We fund our capital expenditure requirements principally through operating cash flow.

Our capital expenditures also include interests acquired in other companies, amounting to an additional €268.5 million for the year ended December 31, 2005. This amount principally reflects participation in EH’s share capital increase, the acquisition of additional shares in National Investment Company, participation in Banca Romaneasca’s share capital increase and the establishment of NBG International Holdings BV. On April 3, 2006, the Bank entered into an agreement to acquire 46% of the ordinary shares and 100% of the founder shares of Finansbank, a commercial and retail bank in Turkey, for a consideration of US$2,774 million. The Bank intends to fund this acquisition through a share capital increase of €3 billion, which was completed on July 7, 2006.

At December 31, 2005, total assets were €60,007.5 million, a 9.8% increase from the Group’s total assets of €54,652.8 million, at December 31, 2004, which in turn was a 1.2% decrease from the Group’s total assets of €55,327.9 million at December 31, 2003. Deposits with the central bank were €1,184.4 million in 2005, €390.8 million in 2004 and €530.4 million in 2003. Federal funds sold and securities purchased under agreements to resell from our continuing operations were €2,495.7 million in 2005, €3,7773.5 million in 2004 and €3,458.3 million in 2003. Interest-bearing deposits with other banks from our continuing operations were €1,322.0 million in 2005, €4,842.5 million in 2004 and €5,051.6 million in 2003. The Group’s continuing operations securities portfolio was €11,186.5 million at December 31,  2005, €12,903.1 million at December 31, 2004 and €18,043.3 million at December 31, 2003.

The Group’s continuing operations loan portfolio grew from €21,677.3 million at December 31, 2003 to €25,892.7 million at December 31, 2004 and to €30,674.2 million at December 31, 2005. At December 31, 2005, the Group’s loan portfolio accounted for 51.1% of total assets. Allowance for loan losses from continuing operations increased from €1,027.4 million in 2003 to €1,099.6 million in 2004 and decreased slightly to €1,092.5 million in 2005. See Item 4.E, “Selected Statistical Data—Assets—Loan Portfolio”.

Deposits attributable to our continuing operations decreased from €40,420.7 million at December 31, 2003 to €38,679.1 million at December 31, 2004 and then increased again to €45,261.0 million at December 31, 2005. Of these, interbank deposits decreased from €5,449.9 million at year-end 2003 to €1,636.9 million at year-end 2004 and then increased to €2,400.0 million in 2005.

Although, subject to certain exceptions, Greek law does not allow an entity to acquire and own its own shares, subsidiaries in Greece were allowed to own and trade in the market shares of their parent company until March 16, 2001, and may continue to own shares acquired prior to such date. Treasury stock in our financial statements represents shares of the Bank owned by the Bank or our subsidiaries. Treasury stock has decreased to €1.1 million at December 31, 2005 from €210.1 million at December 31, 2004 and€348.8 million at December 31, 2003.

Greek law substantively prohibits subsidiaries from transferring funds to their parent company through loans or advances by deeming such transfers null and void. Subsidiaries are also constrained in their ability to transfer funds to a parent company in the form of dividends by applicable corporate laws. For example, under Greek law, no distribution of dividends can be effected if, on the closing date of the relevant financial year, the total shareholders’ equity is, or would be as a result of such a distribution, lower than the sum of the company’s share capital and reserve amounts. See Item 8.A(8), “Financial Information—Consolidated Statements and Other Financial Information”. We do not believe that any of these legal provisions have had, or will have, a material impact on the Bank’s ability to meet its cash obligations. We believe that our working capital is sufficient for our present requirements. For further discussion of Liquidity and Capital Resources, see Notes 21, 22, 26 and 27 to the U.S. GAAP Financial Statements.

Asset/Liability, Internal Audit and Risk Management

We consider effective risk management to be a key factor in our ability to deliver sustained returns to our shareholders. We allocate substantial resources to upgrading our policies, methods and infrastructure to ensure compliance with best international practices and the guidelines of the Basel Committee for Banking Supervision. For a discussion of management’s specific risks, see Item 11, “Quantitative and Qualitative Disclosures about Market Risk”.

Risk Management Policies

Our risk management policies are established by our Risk Management Council (the “RMC”), which is composed of our senior management, including the Chief Executive Officer and Deputy Chief Executive Officer of the Bank. The RMC is responsible for all strategic risk management decisions including determining risk policies, capital allocation and risk parameters as well as overseeing our Risk Management Division (the “RMD”).

The RMD is charged with protecting us against unforeseen losses and maintaining earnings stability through independent identification and assessment of risks, developing our organizational structure under best banking practices for risk management, developing transparent, objective and consistent risk management information as the basis for sound decision making and maximizing the Bank’s earnings potential by measuring performance on a risk-adjusted basis and allocating capital accordingly. In addition, the RMD is responsible for providing the RMC with accurate data and analysis required for measuring, monitoring and managing our risks and for supporting the implementation of risk management decisions. Our Treasury Department takes risk positions (i.e., foreign exchange, interest rates, securities) under limits and guidelines established by the RMC.

The positions that can be taken by each operating unit are limited by specific guidelines established by the RMC relating to interest rate, exchange rate and liquidity exposure. The determination of these guidelines also reflects a consideration of our exposure to contingent liabilities.

We are also required to comply with a number of asset/ liability ratios established by the Greek regulatory and supervisory bodies. See Item 4.B, “Business Overview—Regulation and Supervision of Banking in Greece—Guidelines for Risk-based Capital Requirements”.

ALCO

Our asset/liability and risk management policy is designed to structure our balance sheet in order to control exposure to liquidity, interest rate and exchange rate risks, as well as to enable us to take advantage of market opportunities which we believe may contribute to our profitability.

Currently, the asset/liability management policies of the Bank and the other subsidiaries in the Group are planned and implemented separately. The Bank’s Asset and Liability Committee, referred to in this Annual Report as “ALCO,” is responsible for determining the broad asset/liability management of the Bank and for supervising its implementation. This committee meets every month and is comprised of the Chief Executive Officer and Deputy Chief Executive Officer of the Bank and the General Managers and managers of the Bank involved in the asset allocation functions. Day-to-day asset/liability management is delegated to the Bank’s Treasury Department, which is divided into several operating units. The subsidiaries in the Group follow asset and liability management policies similar to those of the Bank.

The members of ALCO are:

Takis Arapoglou (Chairman)
Ioannis Pechlivanidis (member)
Anthimos Thomopoulos (member)
Paul Mylonas (member)
Petros Christodoulou (member)
Michael Oratis (member)
Ioannis Kyriakopoulos (member)
Leonidas Fragiadakis (member)

Internal Audit

The Internal Audit Division of the Bank (“IAD”) is responsible for performing audits on the divisions and the branch network of the Bank as well as on the companies in the Group both in Greece and abroad. These audits are done in order to assess, independently and systematically, the adequacy, effectiveness and efficiency of the Group companies’ procedures and system of internal controls therein. The Audit Committee of the Bank is responsible for the oversight of IAD’s activities.

IAD, as at December 31, 2005, consisted of 123 employees, whose audit-related activities are overseen and coordinated by the Chief Audit Executive (“CAE”), who is also one of the 10 General Managers of the Bank. Of the 123 employees of IAD, 14 were managerial staff, 1 was an internal consultant, 99 were internal auditors/inspectors and 9 were administrative personnel.

The activities of IAD, during each calendar year, are carried out according to an audit plan, drawn by IAD and submitted by the CAE to the Bank’s Audit Committee, for approval. The audit plan describes the allocation of man-days of its employees to audit and other activities (administrative, training, etc.). In scheduling its audit activity, IAD has developed, internally, a risk assessment methodology, which ranks, according to their inherent riskiness, the Bank’s and the Group’s units and activities. Care is taken so that the audit cycle for the domestic and the foreign branches of the Bank, as well as for our subsidiaries, does not exceed a three year period. The Bank’s Information Technology, Treasury and Credit-related Divisions, as well as their supporting units, are audited on a frequent—at most yearly—basis, by specialized auditors. The rest of the Bank’s Divisions and subsidiaries of the Group are audited periodically according to their assessed riskiness.

The CAE reports on the IAD’s activities to the Bank’s Board of Directors, through its Audit Committee, on a quarterly basis. In addition, the CAE holds frequent meetings with the Audit Committee of the Bank, almost on a monthly basis, to inform it on the IAD’s progress for realizing the approved audit plan and on any significant issues that may have resulted from the audits completed. Finally, within the first quarter of each year, IAD submits a report to the Audit Committee and the Board of Directors on its assessment of the adequacy and efficiency of the System of Internal Controls within the Bank and the Group, as well as on the adequacy of the Bank’s credit procedures and the Allowance for Loan Losses. When the CAE considers that the issues, raised from the completed audits, require that immediate remedial action should be taken, in order to secure the Bank’s and Group’s interests, the CAE also submits the relevant reports to the Chief Executive Officer of the Bank.

Liquidity Exposure

Liquidity risk is defined as the risk that a financial institution will not to be able to meet its obligations as they become due, because of lack of the required liquidity.

Liquidity risk management seeks to ensure that, even under adverse conditions, we have access to the funds necessary to cover customer needs, maturing liabilities and the capital requirements of our operations. Liquidity risk arises in the general funding of our financing, trading and investment activities and in the management of positions. This risk involves both the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner on reasonable terms.

The RMC monitors differences in maturities between assets and liabilities by analyzing funding requirements based on various assumptions, including conditions that might have an adverse impact on our ability to liquidate investment and trading positions and our ability to access the capital markets.

The Group’s principal source of liquidity is the deposit base of the Bank. The Bank’s principal sources of liquidity are its deposit base and, to a lesser extent, interbank borrowings. The Bank operates a network of 567 branches in Greece, and its domestic customer deposit base accounts for 29.7% of the Greek deposit market (savings and sight accounts) as at December 31, 2005. This provides the Bank with sufficient euro and foreign currency liquidity to fund its operations and treasury positions. We also derive liquidity from the results of our operations and disposals of securities and other assets. In recent years, we have generally been in a position of excess liquidity due to our large domestic deposit base. Deposits have funded the securities portfolio, loans to customers and reserve balances held at the central bank. Although the Bank was required to deposit a high proportion of foreign currency with the Greek central bank pursuant to reserve requirements, we were able to fund foreign currency assets, including foreign currency loans to domestic customers, through our foreign currency deposit base. We participate in the interbank deposit market (denominated in euro and all major currencies) and enter into foreign exchange forward transactions with maturities up to a year. The net open positions carried are small and largely offset against the deposit base in the respective currency.

The maturities of the Group’s assets and liabilities traditionally have been heavily weighted toward short-term maturities. As at December 31, 2005, approximately 11% of the Group’s deposits were demand deposits with no specified maturity. Approximately 93% of the Group’s deposits had maturities of less than three months at December 31, 2005. At December 31, 2005, 38.8% of the Group’s loans with customers had a maturity of less than one year. Loans to customers with maturities in excess of 60 months represented 44.2% of the Group’s total loan portfolio at December 31, 2005. Over 83% of the Group’s interest bearing deposits with banks had maturities of less than three months at December 31, 2005. As a result medium-term and long-term liabilities of the Group were insignificant. In the course of its euro-denominated lending activities, the Group permits mismatched positions resulting from liabilities having shorter average maturities than assets as it considers demand and savings deposits to be relatively stable given past experience.

Typically, the Group’s non-euro-denominated assets and liabilities are managed and matched individually. Usually, a non-euro loan or other asset will give rise to a matching funding operation that takes into account respective maturities as well as currencies and interest rate and repricing terms.

Interest Rate Exposure

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

At December 31, 2005, 55.7% of the interest bearing securities of the Group, including securities purchased under agreements to resell, and 85.7% of customer loans, were at floating rates of interest or reset within 12 months. These assets are funded by liabilities having an average maturity of less than one year.

Assets and Liabilities by Currency Denominations

The following table sets forth the assets and liabilities and shareholders’ equity by those denominated in euro and those denominated in other currencies for the Group under U.S. GAAP at December 31, 2003, 2004 and 2005.

	Year ended December 31,
	2003			2004			2005
	EUR	Other Currency	Total	EUR	Other Currency	Total	EUR	Other Currency	Total
	(in thousands)
Assets:
Cash and due from banks	484,037	305,883	789,920	440,460	262,948	703,408	1,167,654	343,318	1,510,972
Deposits with central Bank	422,203	108,221	530,424	283,848	106,920	390,768	1,067,670	116,713	1,184,383
Federal funds sold and securities purchased under agreements to resell	3,456,892	1,378	3,458,270	3,765,176	19,294	3,784,470	2,493,680	2,053	2,495,733
Interest bearing deposits with Banks	2,945,744	2,123,192	5,068,936	3,294,423	1,564,845	4,859,268	277,620	1,044,395	1,322,015
Money market investments	41,790	51,165	92,955	79,614	70,409	150,023	67,897	111,176	179,073
Trading assets and derivative Instruments	12,927,770	1,018,867	13,946,637	10,174,565	567,031	10,741,596	13,711,152	236,736	13,947,888
Available-for-sale, at fair value	3,814,525	1,700,090	5,514,615	2,018,111	1,530,270	3,548,381	2,050,985	556,024	2,607,009
Held to maturity	—	—	—	—	—	—	20,867	—	20,867
Equity method investments	200,690	—	200,690	200,972	—	200,972	230,117	—	230,117
Loans	18,146,787	4,786,253	22,933,040	22,748,031	4,427,374	27,175,405	27,176,041	3,498,132	30,674,173
Less: Allowance for loan losses	(838,008)	(209,485)	(1,047,493)	(926,081)	(189,131)	(1,115,212)	(893,005)	(199,540)	(1,092,545)
Net loans	17,308,779	4,576,768	21,885,547	21,821,950	4,238,243	26,060,193	26,283,036	3,298,592	29,581,628
Intangible assets	296,013	59,001	355,014	331,109	33,895	365,004	327,984	19,402	347,386
Premises and equipment net	523,884	144,192	668,076	658,308	129,969	788,277	646,145	99,035	745,180
Customers’ liability on acceptances	24	271	295	12	699	711	—	205	205
Accrued interest receivable	584,458	65,354	649,812	551,930	35,354	587,284	515,522	19,072	534,594
Other assets	1,776,106	390,602	2,166,708	1,220,103	1,252,322	2,472,425	2,071,232	474,700	2,545,932
Assets held for sale	—	—	—	—	—	—	—	2,754,517	2,754,517
Total assets	44,782,915	10,544,984	55,327,899	44,840,581	9,812,199	54,652,780	50,931,561	9,075,938	60,007,499

	Year ended December 31,
	2003			2004			2005
	EUR	Other Currency	Total	EUR	Other Currency	Total	EUR	Other Currency	Total
	(in thousands)
Liabilities and Shareholders’ Equity:
Total deposits	32,725,914	9,317,031	42,042,945	31,131,829	9,110,847	40,242,676	36,277,754	8,973,330	45,251,084
Central bank borrowings	6,804	—	6,804	—	1,411	1,411	—	353	353
Securities sold under agreements to repurchase	5,395,797	683,100	6,078,897	6,080,123	584,659	6,664,782	2,682,877	43,940	2,726,817
Other borrowed funds	17,344	173,441	190,785	14,708	181,915	196,623		195,690	195,690
Acceptances outstanding	24	271	295	12	699	711	204	1	205
Accounts payable, accrued expenses and other liabilities	2,508,846	451,566	2,960,412	2,468,093	158,564	2,626,657	2,981,786	444,737	3,426,523
Long-term debt	1,158,912	12,555	1,171,467	1,503,847	144,400	1,648,247	2,147,691	4,251	2,151,942
Insurance reserves	1,240,426	—	1,240,426	1,513,175	—	1,513,175	1,499,971	37,157	1,537,128
Liabilities held for sale	—	—	—	—	—	—	—	2,255,132	2,255,132
Total liabilities	43,054,067	10,637,964	53,692,031	42,711,787	10,182,495	52,894,282	45,590,283	11,954,591	57,544,874
Minority interests	211,768	33,645	245,413	167,336	14,604	181,940	69,505	19,672	89,177
Total shareholders’ equity	1,255,708	134,747	1,390,455	1,440,386	136,172	1,576,558	2,113,908	259,540	2,373,448
Total liabilities and shareholders’ equity	44,521,543	10,806,356	55,327,899	44,319,509	10,333,271	54,652,780	47,773,696	12,233,803	60,007,499

Capital Adequacy

The capital adequacy ratios applicable to Greek banks conform to EU requirements, in particular the Own Funds Directive, the Solvency Ratio Directive and the Capital Adequacy Directive. See Item 4.B, “Business Overview—Regulation and Supervision of Banks in Greece”. It is the aim of the Bank to maintain a capital ratio in excess of the 8% ratio required by the Greek supervisory authority. At December 31, 2004, the Bank and the Group had €2,475.9 million and €3,266.8 million, respectively, of Tier I capital and €3,811.7 million and €4,062.8 million of total capital, respectively. At December 31, 2005, the Bank and the Group had €2,526 million and €3,855 million, respectively, of Tier I capital and €4,575 million and €4,757 million of total capital, respectively.

The following table shows the EU capital adequacy ratios for the Bank and the Group at December 31, 2001, 2002, 2003, 2004 and 2005.

	Year ended December 31,
	2001		2002		2003		2004		2005
	Tier I	Total	Tier I	Total	Tier I	Total	Tier I	Total	Tier I	Total
Bank	9.9%	11.3%	9.5%	12.6%	9.9%	11.3%	9.5%	12.6%	9.3%	16.8%
Group	9.0%	10.2%	7.4%	10.4%	9.0%	10.2%	7.4%	10.4%	12.3%	15.2%

C.               Research and Development, Patents and Licenses

We have not engaged in any significant research and development activities during any of the last three financial years.

D.              Trend Information

The recent months have been characterized by fluctuating economic activity in the Eurozone, culminating in a recovery over the first quarter of 2006 driven by investment activity, and high crude oil prices. We do not know how these counteracting forces will evolve in the future and how these could influence the demand for our products and services, the credit quality of borrowers (with the corresponding pressures on our risk management) as well as income from foreign operations and revenues from foreign exchange dealing. Moreover, if the New Basel Capital Accord is fully enacted by EU legislation, the Bank may have to maintain higher levels of capital resulting in an eventual decrease in operational flexibility and an increase in financing costs.

E.               Off-balance Sheet Arrangements

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by a bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. See Note 26 to the U.S. GAAP Financial Statements included in this Annual Report. All of these arrangements are related to the normal lending activities of the Group.

The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance- sheet instruments.

The following tables summarize the Group’s off-balance-sheet financial instruments, whose contract amounts represent credit risk, as of December 31, 2004 and 2005:

	2004	2005
	(EUR in thousands)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit:
Commercial and personal	8,967,571	10,090,651
Commercial real estate	56,975	60,807
Residential real estate	284,864	681,003
Commercial letters of credit	336,032	207,544
Standby letters of credit and financial guarantees written	1,944,340	2,921,104
Total	11,589,782	13,961,109

F.                Tabular Disclosure of Contractual Obligations

Our contractual obligations as at December 31, 2005, can be summarized as follows:

	Year ended December 31, 2005
	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	(amounts in EUR thousands)
Long-Term Debt Obligations	21,064	51,530	26,119	2,053,229	2,151,942
Capital (Finance) Lease Obligations	159	262	284		705
Operating Lease Obligations	25,800	45,774	36,115	84,230	191,919
Purchase Obligations	11,494	—	—	—	11,494
Total	58,517	97,566	62,518	2,137,459	2,356,060

G.              Safe Harbor

See “Special Note Regarding Forward-Looking Statements” in the Introduction to this Annual Report.

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Board of Directors and Senior Management

The Chief Executive Officer is responsible for the management of the Bank, under the supervision of the Board of Directors. The Board of Directors is composed of fifteen members (two executive and thirteen non-executive members, of which at least two shall be independent, in accordance with the provisions of Greek Law 3016/2002), including the Chief Executive Officer (who also serves as chairman) and the Deputy Chief Executive Officer. The members are elected by the shareholders at their general meeting for a term of three years and may be re-elected.

While the Greek Government has no statutory right to appoint directors of the Bank, it has significant indirect influence on the Bank through the 21.4% owned by pension funds (as at June 1, 2006) and therefore may have the de facto ability to appoint certain or all directors through the exercise of its voting rights. The chairman is elected by the Board of Directors.

The Board of Directors meets monthly, at a minimum, as required pursuant to Article 20 of Greek Codified Law 2190/1920 and the Bank’s Articles of Association, and extraordinarily when the Chairman considers necessary or at the request of any two directors. The quorum for a Board of Directors meeting is a majority of all Board members. In addition, at least five directors must be physically present at the meeting. Resolutions are adopted by majority vote of those present and those who have submitted proxies. Each director has one vote but may also represent one other director by written proxy.

Following the Bank’s Annual General Meeting held on May 17, 2005, the Board of Directors is now as follows:

Executive Members
Efstratios-Georgios (Takis) A. Arapoglou	Chairman—Chief Executive Officer
Ioannis G. Pechlivanidis	Deputy Chief Executive Officer
Non-Executive Members
George M. Athanasopoulos	Employees’ representative, Manager of Network Division
John P. Panagopoulos	Employees’ representative, Chairman, Federation of Greek workers
Ioannis C. Yiannidis	Professor, University of Athens Law School
Independent Non-Executive Members
H.E. the Metropolitan of Ioannina Theoklitos
Stefanos C. Vavalidis	Member of the Board of Directors, European Bank for Reconstruction & Development
Dimitrios A. Daskalopoulos	Chairman and Managing Director, Delta S.A., Chairman, Federation of Greek Industrialists
Nikolaos D. Efthymiou	Chairman, Association of Greek Shipowners
George Z. Lanaras	Shipowner
Stefanos G. Pantzopoulos	Business consultant, former certified auditor
Constantinos D. Pilarinos	Economist, General Manager of Finances and Technical Services, Church of Greece
Drakoulis K. Fountoukakos-Kyriakakos	Former Chairman, Athens Chamber of Commerce and Industry
Ioannis Vartholomeos	Professor, University of Piraeus, Governor of IKA (Social Security Fund)
Ploutarchos K. Sakellaris	Professor, University of Athens, and Chairman, Council of Economic Advisors

Curricula vitae

Below are the curricula vitae of the Chief Executive Officer and Deputy Chief Executive Officer, as well as those of the principal managers running various businesses of the Bank.

Chairman—Chief Executive Officer

Efstratios-Georgios (Takis) Arapoglou.   Mr. Arapoglou, age 55, became Chairman and Chief Executive Officer of the Bank on March 19, 2004. He is a graduate of the University of Athens School of Mathematics (1974), and holds a BSc in Naval Architecture from the University of Glasgow (1977) and an MSc in Management from the University of Brunel, London (1978). From 1978 to 1991 he worked for Paine Webber, Citicorp Investment Bank and Chase Investment Bank in London specializing in debt and equity capital markets, derivatives and strategic consulting for multinational companies, financial organizations and governments in North America, Scandinavia and Western Europe. In 1991, he became President and Chief Executive Officer of the Ionian and Popular Bank of Greece Group. He was also appointed President of DIAS Interbanking Systems S.A., overseeing the completion of the project, which was delivered to the Greek banking system in 1993. From 1994 to 1997, he served as General Manager of American Express-Greece and in 1997 became General Manager of Citibank/Citigroup-Greece. In 2000, he joined Citigroup in London as managing director and global banks industry head, and at the beginning of 2004 became senior advisor on global corporate and investment banking.

He has served as a member of the Supervisory Boards of Citibank-Sweden (1984/85) and Chase Manhattan Bank-Finland (1989/90), the Boards of the Hellenic Bank Association (1991/93) and the Egyptian American Bank, an American Express subsidiary in Egypt (1994/96), and the Asset and Liability Committee of Citigroup Europe. Since 2005, he has served as President of the Hellenic Banks Association.

Deputy Chief Executive Officer

Ioannis Pechlivanidis.   Mr. Pechlivanidis, age 53, was appointed Deputy Chief Executive Officer of the Bank on April 22, 2004. He holds a BA in Economics from Wesleyan University, USA, and an MSc in Economics from the London School of Economics. He worked at The First National Bank of Chicago from 1980 to 1989, subsequently becoming Loan Manager at the Bank of America. In 1990, he joined Xiosbank, becoming General Manager in 1997. In 1999, he was appointed to the post of Deputy Managing Director of Piraeus Bank, going on to become Managing Director of Novabank in Athens. Since 2003, until taking up his new appointment, he held the post of first Vice-Chairman of Bank Post (a subsidiary of Eurobank in Romania).

In line with the new organizational structure of the Bank, all the General Divisions, as well as the Marketing Division and the Historical Archive Sub-Division, report directly to the Chief Executive Officer and Deputy Chief Executive Officer.

The business address of the Chief Executive Officer and Deputy Chief Executive Officer is 86 Eolou Street, 10232 Athens, Greece.

Key Management

Doucas J. Palaiologos, age 54, is Managing Director and Vice President of Ethniki Hellenic General Insurance Company. Trained in UK from 1970 to 1972 by the Century Insurance Co. Ltd. and Glanvil Enthoven Insurance Brokers, from 1972 onwards he has worked continuously in Hellenobretaniki insurance company. He has been Chairman and Managing Director of Hellenobretaniki, Vice President of Palmafone Hellenic Mobile Communications and President of Unifon Company. He has also been Vice President of ICAP S.A., and has been a Board member of Air Liquide and IOBE. He has also been Chairman of the Association of Insurance Companies—Greece for the terms 1989-1990, 1990-1992 and 1996-1998 and Secretary General for the term 03/2003-06/2004. Since then he again became Chairman of the Association of Insurance Companies—Greece. Mr. Palaiologos is Chairman of Garanta Insurance Company (Romania), of Ethniki Insurance Company (Cyprus) and Alpha Insurance Brokers S.A. He holds a Law degree from Athens law school and MBA from INSEAD Fountainebleau and he is also a Fellow of the Chartered Insurance Institute.

Hector Zarca, age 46, is Managing Director and Chief Executive Officer of The South African Bank of Athens Limited. He joined the Bank in November 2001 as Chief Financial Officer and was elected as a member of the Board of Directors in August 2002, after which he was appointed to his present position in December 2003. He was previously Group Financial Director of Sasfin Holdings Limited for five years from August 1996, after seven years of service with the Standard Bank of SA Limited, rising to the position of Chief Financial Officer Commercial Banking. Mr. Zarca obtained BComm and BAcc degrees from the University of the Witwatersrand and thereafter qualified as a Chartered Accountant in 1985.

Stilian Vatev, age 49, is the Chief Executive Officer and a member of the Board of Directors of United Bulgarian Bank AD and Interlease S.A. (a subsidiary of the Bank). He joined UBB in 1993 after serving in several managerial positions at the Bulgarian National Bank. He is a member of the Board of Directors of the Bulgarian Central Depository, “Bankservice” AD, Interlease AD, Interlease Auto AD, UBB Asset Management AD, South-East Europe Regional Board of MasterCard—Europe. Mr. Vatev holds a Master’s Degree in Finance and Credit and has attended several banking related programs in the UK, Switzerland and Japan.

Gligor Bishev, age 48, is the First General Manager of Stopanska Banka AD-Skopje. He joined SB in 2000 after serving as Deputy Governor of the Central Bank of F.Y.R. of Macedonia. He is an associate Professor at the Faculty of Economics, Prilep, and Professor at the Post-Graduate studies at the Faculty of Economics, Skopje and at the Institute of Economics, Skopje. He participated in the monetary reform in his country as well as in several research projects in banking, monetary policy, applied economics, economic development etc. He holds a PhD in Economics and has attended various seminars and training courses in Austria, the UK and Switzerland.

John Tsitsirides, age 51, is the Managing Director and a member of the Board of Directors of NBG (Cyprus) Ltd since November 2004. He is also a member of the Board of Directors of Ethniki Insurance (Cyprus) Ltd and represents the Bank as member of the Board of Directors of the Association of Cyprus Commercial Banks, and during 2005 chaired the Association. Previously he has held several senior managerial positions with the Group, as well as other banks in London and Frankfurt am Main.

Andreas Maragkoudakis, age 62, is the General Manager and member of the Board of Directors of Banca Romaneasca S.A. He joined BR in November 2004 after serving for one year as Risk Management Executive and Deputy Chief Executive Officer in Bancpost in Romania. His previous working experience includes managerial positions in various Banks such as Alpha Bank SA, Piraeus Bank and American Express Bank. Mr. Maragkoudakis holds a Master of Arts in International Relations from Ottawa University, Canada. He has attended a number of seminars in Banking and Management.

General Managers

In July 2002, the Board of Directors appointed General Managers whose role is to supervise and coordinate the tasks of the various divisions or groups of divisions. The General Managers each report to the Chief Executive Officer and the Deputy Chief Executive Officer and are responsible for:

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

There are currently ten General Managers:

Core Business lines

Alexandros Tourkolias, age 59, is the General Manager of Corporate and Investment Banking. He is a member of the Bank’s Credit Committee, Chief Executive Officer of Ethniki leasing, Vice President of NBG Bancassurance, and on the Board of NBG Cyprus, UBB and NBG International.

Alexandros Georgitsis, age 61, is the General Manager of Retail Banking. He is also on the Board of Ethniki Insurance, Diethniki Mutual Funds and National Management & Organization.

Petros Christodoulou, age 45, is the General Manager of Treasury and Private Banking. He is the Vice President of National Securities S.A. He is also a member of the Investment Committee of Ethniki Hellenic General Insurance and the Foundation for Economic and Industrial Research.

Operations and Support

Anthimos Thomopoulos, age 45, is the Chief Financial Officer and Chief Operations Officer. He joined the Bank in 1998 as Group Risk Director after serving as a Managing Partner of KPMG Greece. He is on the Board of Astir Palace Vouliagmeni, Ektenepol, Protypos, Ethniki Insurance, Ethnoplan, Ethnodata,

National Management & Organization, SABA, UBB, Aget Heraklis, Siemens Televiomichaniki, the Hellenic Deposit Guarantee Fund and ETAT.

Michael Oratis, age 49, is the Chief Risk Officer. Before joining the Bank in 1999, he worked for ABN AMRO Bank, Mytilinaios SA and Citibank as Country Treasurer. He is a board member of SABA.

Agis Leopoulos, age 38, is the Chief of International. He is also the chairman of Interlease AD, and a board member of NBG Cyprus, Stopanska Banka, United Bulgarian Bank AD, South African Bank of Athens, NBG Management Services Ltd., Banca Romaneasca and National Securities.

Petros Economou, age 69, is the General Counsel. He joined the Bank in September 2005 after serving as Manager of the Legal Division of Ionian and Popular Bank and American Express in Greece.

Stavros Gatopoulos, age 62, is the Head of Human Resources and Group Internal Communications. He joined the Bank in September 2005 after serving as Head of the Human Resources Division of Citibank Athens.

Paul Mylonas, age 47, is the Chief Economist, Chief Strategist and Head of Investor Relations. Before joining the Bank, he worked at the OECD and the IMF. He is a member of the board of the Foundation for Economic and Industrial Research and the Hellenic Center for Investment.

George Paschas, age 50, is the Chief Internal Auditor.

B. Compensation

In 2005, the members of the Bank’s Board were paid by NBG and its subsidiary companies the net amount of €1,926,209. Further, the Bank paid employer’s contributions for the executive members and the employees’ representatives amounting to €365,710.

In particular, the two executive members of the Board were paid the net amount of €1,195,015 and the corresponding employer’s contributions amounted to €284,630. Non-executive members were paid €731,194 and the employer’s contributions for the employees’ representatives amounted to €81,080. Net salaries paid by the Bank and its subsidiary companies to the General Managers of the Bank in 2005 amounted to €2,758,515. The Bank paid employer’s contributions of €623,984.

Total remuneration comprises salaries, bonuses and other fees and expenses.

Salaries, fees and expenses of the members of the Bank’s Board of Directors, General Managers and members of Bank Committees for 2005 received from Group companies were as follows:

Name	Title	Remuneration
		(amounts in €)
Takis Arapoglou	Chairman & Chief Executive Officer	232,385
Ioannis Pechlivanidis	Deputy Chief Executive Officer	212,630
Theoklitos, H.E. Metropolitan of Ioannina	Member	15,357
Stefanos Vavalidis	Member	26,453
Ioannis Giannidis	Member	19,566
Dimitrios Daskalopoulos	Member	15,357
Nikolaos Efthymiou	Member	15,959
Georgios Lanaras	Member	25,578
Ioannis Panagopoulos	Member	49,051
Georgios Athanassopoulos	Member	77,196
Stefanos Pantzopoulos	Member	167,579
Konstantinos Pilarinos	Member	15,357
Drakoulis Fountoukakos	Member	26,179
Ioannis Vartholomaios	Member	24,977
Ploutarchos Sakellaris	Member	28,584
Stavros Gatopoulus	General Manager	31,878
Anthimos Thomopoulos	General Manager	251,361
Agis Leopoulos	General Manager	158,805
Paul Mylonas	General Manager	123,676
Michael Oratis	General Manager	152,290
George Paschas	General Manager	95,816
Alexandros Georgitsis	General Manager	36,492
Alexandros Tourkolias	General Manager	223,733
Petros Christodoulou	General Manager	159,721
Petros Economou	General Manager	31,878
Ioannis Filos	General Manager	121,537
Agesilaos Karabelas	General Manager	161,328
Avraam Triandafillidis	General Manager	99,001
Ioannis Kyriakopoulos	Chief Accountant	97,089
Leonidas Frangladakis	Group Treasurer	113,709
Total		2,810,522

The following Board members, General Managers and Committee members also received a bonus following a Decision of the Annual General Meeting.

Name	Title	Bonus
		(amounts in €)
Takis Arapoglou	Chairman & Chief Executive Officer	375,000
Ioannis Pechlivanidis	Deputy Chief Executive Officer	375,000
Anthimos Thomopoulos	General Manager	220,000
Agis Leopoulos	General Manager	120,000
Paul Mylonas	General Manager	90,000
Michael Oratis	General Manager	50,000
George Paschas	General Manager	90,000
Alexandros Tourkolias	General Manager	175,000
Petros Christodoulou	General Manager	200,000
Ioannis Filos	General Manager	175,000
Agesilaos Karabelas	General Manager	90,000
Avraam Triandafillidis	General Manager	90,000
Ioannis Kyriakopoulos	Chief Accountant	65,000
Leonidas Frangladakis	Group Treasurer	150,000
Ioannis Panagopouls	Board Member	5,000
Georgios Athanassopoulos	Board Member	30,000
Total		2,300,000

There are no one-off benefits from pension schemes to be received by the above members upon their resignation. The above are not entitled to health insurance policies, apart from the Health Fund of the National Bank of Greece Personnel (“TYPET”) applying to all Bank employees, hence they do not enjoy additional medical or hospital care. Exceptionally, for the Chairman and Chief Executive Officer, the Deputy Chief Executive Officer, the General Manager, Mr. A. Tourkolias and the Manager of the Treasury Division, Mr. L. Frangladakis, life insurance policies exist which cover relevant risks with annual premiums of €5,313, €4,867, €27,878 and €2,542, respectively. In certain circumstances, they are entitled to the use of cars owned by the Bank and mobile phones. The Chairman and Chief Executive Officer, the Deputy Chief Executive Officer and the General Managers are entitled to use the Bank’s credit cards for the payment of expenses exclusively incurred for business purposes.

According to the Bank’s management, apart from the above amounts the Bank’s directors and general managers are not entitled to any further amounts from the Bank or our subsidiaries.

We do not set aside or accrue amounts to provide pension, retirement or similar benefits for the Board of Directors or members of management apart from their participation in social security schemes.

In 2005, employees received a cash bonus related to an assessment of their performance.

C. Board Practices

We do not have directors’ service contracts or other agreements that provide for benefits on termination of employment.

The following list summarizes the terms of office of the members of the Board of Directors of the National Bank of Greece.

Name	Start of Term	End of Term
Efstratios-Georgios (Takis) Arapoglou	March 17, 2004	2007
Ioannis Pechlivanidis	April 22, 2004	2007
H.E. The Metropolitan of Ioannina Theoklitos	June 28, 1994	2007
Stefanos Vavalidis	April 22, 2004	2007
Ioannis Yiannidis	April 22, 2004	2007
Dimitrios Daskalopoulos	April 24, 2002	2007
Nikolaos Efthymiou	April 22, 2004	2007
Georgios Athanassopoulos	April 22, 2004	2007
Georgios Lanaras	December 23, 1993	2007
Stefanos Pantzopoulos	April 22, 2004	2007
Ioannis Panagopoulos	June 28, 1994	2007
Constantinos Pilarinos	April 22, 2004	2007
Drakoulis Fountoukakos-Kyriakakos	April 22, 2004	2007
Ploutarchos Sakellaris	April 22, 2004	2007
Ioannis Vartholomeos	May 18, 2004	2007

The Bank’s corporate governance practices closely follow the requirements imposed by the laws of Greece. The most significant differences between the Bank’s corporate governance practices, including the provisions of the Sarbanes-Oxley Act, and those followed by US based companies under the New York Stock Exchange listing standards have been posted on the Bank’s website at the following address: www.nbg.gr.

In 2005, the Bank adopted a corporate governance improvement plan, focusing on ten key objectives. The Bank’s action in corporate governance is part of a broader effort of the Bank’s new management and board to improve long-term shareholder value.

The 10 key corporate governance objectives adopted and achieved in 2005 are:

•       to increase the number of designated independent members of the Bank’s Board;

•       to upgrade the role of the Board in the development of our long-term strategy and risk philosophy;

•       to establish a Corporate Governance Committee of the Board whose main task is to review and upgrade the Bank’s current set of corporate governance rules. It is envisaged that the Corporate Governance Committee will evolve into a Nominations Committee for New Board Members;

•       to establish a Human Resources Committee whose first task is to review management and personnel values and incentives. It is envisaged that the Human Resources Committee will evolve into a Remuneration Committee;

•       to strengthen the Audit Committee’s planning and review capacity, in view of the requirements of the Sarbanes-Oxley Act;

•       to adopt Corporate Governance Guidelines and a Board Charter;

•       to strengthen the Bank’s compliance and risk functions;

•       to strengthen the Board’s support and corporate secretary functions;

•       to improve communication and consultation with shareholders on corporate governance issues; and

•       to develop systems for the regular performance review of the Board and senior executive management.

Board Committees

The Audit Committee of the Bank was established in May 1999, following the Act of the Governor of the Bank of Greece 2438/1998, and at present consists of five members. All of them are independent non executive members of the Board of Directors of the Bank, in compliance with the legal and regulatory framework in Greece on corporate governance and the Sarbanes Oxley Act. The Bank’s Board of Directors appoints the members of the Audit Committee for a three year term. The Board of Directors of the Bank is responsible for appointing and replacing any member of the Audit Committee and informing accordingly the Hellenic Capital Market Commission, which is the supervisory authority for companies listed on the ATHEX.

The purpose of the Audit Committee is:

•       to monitor the financial statements of the company;

•       to make recommendations to the board in relation to the appointment of the external auditor and to approve the remuneration and terms of engagement of the external auditor following appointment by the shareholders in general meeting;

•       to monitor and review the external auditor’s independence, objectivity and effectiveness;

•       to develop and implement policy on the engagement of the external auditor to supply non-audit services;

•       to monitor and review the effectiveness of the company’s internal audit function; and

•       to review the company’s internal control and regulatory compliance systems.

All Audit Committee members fulfill the independence criteria for the purposes of Greek and US legislation.

The following list sets forth the members of the Bank’s Audit Committee, as at April 11, 2006:

Georgios Lanaras (Chairman)
Stefanos Pantzopoulos (Audit Committee Financial Expert)
Ploutarchos Sakellaris
Drakoulis Fountoukakos-Kyriakakos
Ioannis Vartholomeos

In February 2005, the Bank established two new Board Committees: the Human Resources and Remuneration Committee and the Corporate Governance and Nominations Committee.

The purpose of the Human Resources and Remuneration Committee (“HRR Committee”) is to assist the Board of Directors in fulfilling its responsibilities with regards to attracting, retaining, developing and motivating executives and employees of the Bank, the development of a culture of fairly evaluating effort and rewarding performance, the development and maintenance of a coherent system of values and incentives for human resource development throughout the Bank. In 2005, the HRR Committee adopted its Charter, reviewed current HR policies, developed guidelines for the evaluation of senior management, made proposals to the Board on performance related remuneration for the Chief Executive Officer and Deputy Chief Executive Officer for 2004 and made proposals to the Board on service contracts for the Chief Executive Officer and Deputy Chief Executive Officer. All the HRR Committee members fulfill the independence criteria for the purposes of applicable Greek law and were determined to be independent by the General Meeting of Shareholders in 2005.

The following list sets forth the current members of the Bank’s HRR Committee:

Dimitrios Daskalopoulos (Chairman)
Nikolaos Efthymiou
Drakoulis Fountoukakos-Kyriakakos

The purpose of the Corporate Governance and Nominations Committee (the “CGN Committee”) is to assist the Board of Directors in ensuring that its composition, structure, policies and processes meet all relevant legal and regulatory requirements, strive to achieve global corporate governance best practice standards and facilitate the Board and management’s task to increase the long-term value of the Bank. In 2005, the CGN Committee adopted its Charter, proposed to the Board a new remuneration policy for the Non-Executive Directors, developed and proposed to the Board the NBG Corporate Governance Guidelines and reviewed Board authorities and delegations to management.

The following list sets forth the current members of the Corporate Governance and Nominations Committee:

Stefanos Vavalidis (Chairman)
Ioannis Yiannidis
Ploutarchos Sakellaris

Mr. Vavalidis and Mr. Sakellaris fulfill the independence requirements of applicable Greek law and have been determined to be independent by the General Meeting of Shareholders in May 2005.

In 2005, the Board of Directors adopted the corporate governance framework of the Bank, including Corporate Governance Guidelines, with the assistance of the CGN Committee.

The Disclosure and Transparency Committee was established in June 2003 by Management’s Act No. 328. The purpose of the Committee is to monitor the accuracy and adequacy of the information included in public announcements, and generally, in any kind of publications made by the Bank, especially information submitted to the SEC.

Its members:

Anthimos Thomopoulos (Chairman)
Petros Oikonomou (member)
Alexandros Tourkolias (member)
Agis Leopoulos (member)
Alexandros Georgitsis (member)
Petros Christodoulou (member)
George Paschas (member)
Michael Oratis (member)
Paul Mylonas (member)
Ioannis Kyriakopoulos (member)

The Senior Operations Committee was established by Management’s Act No. 560/11.11.2004 and is the supreme body of the Bank with approving authority. It may decide, under the authority vested in it by the Bank’s Board of Directors on issues regarding the implementation of the Bank’s business plan, which do not fall under the authority of other committees.

Its members:

Takis Arapoglou (Chairman)
Ioannis Pechlivanidis (member)
Anthimos Thomopoulos (member)
Paul Mylonas (member)
Petros Christodoulou (member)
Alexandros Tourkolias (member)
Alexandros Georgitsis (member)

D. Employees

The Bank employed a total of 13,669 full-time equivalent staff in Greece as at December 31, 2005, compared to 13,234 as at December 31, 2004. Additionally, the Group’s subsidiaries in Greece and abroad employed approximately 8,157 employees, as at December 31, 2005 compared to 8,181 as at December 31, 2004. We also employ approximately 500 temporary employees in the summer months in our hotel properties. The table below sets forth the principal concentrations of our employees by geographic location, as at December 31, 2005:

Country	Average number of Group Employees (during 2005)
Greece	15,956
Bulgaria	2,090
Former Yugoslav Republic of Macedonia	1,090
Romania	899
United States(1)	425
Cyprus	323
Canada(1)	267
Serbia-Montenegro	264
South Africa	182
United Kingdom	88
Albania	88
Egypt	36
Australia	5
Turkey	3
Sweden	2
Total	21,718

(1)          Discontinued operations.

The average number of our full-time equivalent employees, on a Group-wide basis, during the financial years ended December 31, 2003, 2004 and 2005 was 22,740, 21,415 and 21,718, respectively.

The table below sets forth the main categories of activity in which our employees were engaged, domestically and internationally, during 2005:

Division	Average number of Group Employees (during 2005)
Commercial and retail banking	19,189
Insurance	1,372
Investment banking	172
Asset management	89
Other Group companies	896
Total	21,718

Almost all of the Bank’s staff (including Managing Officers) are members of one of the various unions operating within the banking sector. A high level of union membership is common in most Greek industries. Each union that represents the Bank’s employees is affiliated with a larger, general union of employees in the banking sector known as the Union of Greek Bank Employees (“OTOE”) The OTOE, in turn, sits under the umbrella of a multi-industry union, the General Confederation of Greek Workers. Accordingly, almost all of our Greek employees, including those not employed in the banking sector, are ultimately affiliated with the General Confederation of Greek Workers. Collective bargaining arrangements are normally made between representatives of the Greek banks and the OTOE based on the Government’s inflation estimates, and then implemented by each bank (including the Bank) in agreement with its own unions. The OTOE and the Association of Greek Banks agreed to a two-year agreement (for years 2004-2005) allowing a 5% increase in 2004 and 4% increase in 2005. In addition, the union of Bank employees has agreed on a two-year agreement with the Bank’s management allowing an increase in certain types of benefits amounting to approximately 2% cumulatively of the average salary over two years. In 2006, the Bank declared its intention not to oppose a collective agreement with OTOE in the event a sufficient number of banks so desire. The union of the Bank’s employees and the Bank’s management have signed an agreement for the years 2005 and 2006 which provides for salary increases of an average of 1% per year.

Like other Greek banks, the Bank has experienced a number of strikes and other industrial actions in the past. From 1992 through May 2005, there had been no stoppages or other industrial actions involving our employees other than a limited number of one-or two-day country-wide general strikes that occurred in Greece. On June 7, 2005, OTOE commenced strikes over proposed pension reform legislation. The strikes ended on June 30, when the pension reform proposals were passed into law by the Greek Government. There are still smaller strikes occurring sporadically over this and other issues.

As part of our strategy of rationalizing activities and improving efficiencies, we have implemented and intend to continue a program to reduce our overall number of employees. In 2004, the Bank completed a voluntary retirement scheme with 1,511 employees retiring before December 31, 2004, in an effort to further contain our operating costs. The cost of the program was €109 million and the annual reduction in staff costs is estimated at €70 million. In addition, our main insurance subsidiary, EH, instituted a voluntary retirement program in 2004. As at December 31, 2005, 90 EH employees had taken advantage of the program.

Our ability to reduce staff is limited, however, by:

•       Greek labor laws;

•       our company collective agreement and current employment regulation; and

•       our desire to maintain good labor relations with our employees.

The Bank’s policy is to continue implementing our on-going reduction strategy by a program of limited hiring, voluntary retirement schemes and natural attrition. As a result of this strategy, the total number of the Bank’s staff fell from 14,632 in 2003 to 13,234 in 2004 and to 13,669 in 2005. We intend to continue to redeploy personnel to optimize the operations of the Bank and to rely on strict hiring controls and natural attrition to reduce the total number of employees.

Under Greek law, all employees must contribute to welfare schemes for the provision of pensions, healthcare and childcare. For employed persons, these programs replace the pensions and welfare schemes operated by Greece. Our employees participate in independent welfare schemes or in schemes operated by the Greek Government. Each such scheme maintains a pension fund which is managed by a board of directors appointed by the contributing employees and the managers.

As far as the Main Pension Fund is concerned, Law 2084/1992 provides that certain Greek companies, including the Bank, are not liable to make up any shortfall in the fund beyond a specified figure which, in the case of the Bank’s employees’ Main Pension Fund, would be an amount of €25.2 million per year. In recent years, the Bank’s employees’ Main Pension Fund has not recorded any shortfall.

In 2002, the Greek Government passed legislation under which it provided that the plans that operate in the form of public-law entities, including the Bank’s employees’ Main Pension Fund, would merge with the main state sponsored Social Security Fund (“IKA”) by 2008. In 2005 and 2006, the Greek Government passed further legislation (Law 3371/2005, as amended) permitting certain bank employee main pension schemes to merge into IKA earlier than in 2008, and permitting other bank employee auxiliary pension schemes to merge into the new Insurance Fund of Bank Employees (“ETAT”). The new law provides that, in connection with the merger of auxiliary schemes into ETAT, the relevant employer shall make a payment to ETAT solely in an amount to be determined by an independent economic study commissioned by the Ministry of Finance pursuant to this legislation.

In April 2006, the Bank applied under Law 3371/2005, as amended, to merge its Auxiliary Pension Fund into ETAT, and to merge the Main Pension Fund into IKA earlier than 2008. It is possible that we may make a significant cash payment to ETAT in connection with the merger of the Bank’s employees pension schemes into ETAT. For risks associated with the new pension reform legislation, see Item 3.D, “Risk Factors—We could be exposed to significant future pension and post-retirement benefit liabilities”.

E.   Share Ownership

As of December 31, 2005, members of the Bank’s Board of Directors (both executive and non-executive), held 22,228 shares of the Bank and General Managers held 3,779 of the Bank’s outstanding shares.

We currently have no stock options issued or outstanding. At the repeat General Meeting of Shareholders on June 22, 2005, a Group-wide employee stock option plan was approved. The stock option plan will last five years and a maximum number of 2.5 million new Ordinary Shares may be allocated to the Bank’s executive members of the Board of Directors, executives of the management as well as employees of the Group, at a price floating within a range of €4.5 to 70% of the average market price thereof within the time period from January 1 of the year the options are granted until the date they are first exercised. The stock option plan has not yet become effective. The enactment of the stock option plan falls within the discretion of the Bank’s Board of Directors and may take place at any time. At the repeat General Meeting of Shareholders on June 1, 2006, an amendment to such stock option plan was approved, pursuant to which in the event there is a change in the number of shares of the Bank, the number of the stock option rights which have not been enacted or exercised, the corresponding shares and the exercise price will be adjusted accordingly so that the value of these rights remains unchanged.

At the repeat General Meeting of Shareholders on June 1, 2006, a new Group-wide stock option plan was approved. The stock option plan will last five years expiring in 2011. A maximum number of 2.5 million new Ordinary Shares may be allocated to the Bank’s executive members of the Board of Directors, managers and employees of the Bank and its affiliates at a price floating within a range of a minimum price which is the nominal value of the Ordinary Shares (which, at the date of this Offering Circular is €5) to a maximum price which is 70% of the average market price thereof within the time period from the date following the date of the General Meeting (i.e. June 1, 2006) until the date the options are first exercised. The price range gives the Board of Directors flexibility to determine the exercise price under different sub-plans. In the event there is a change in the number of shares of the Bank, the number of the stock option rights which have not been enacted or exercised, the corresponding shares and the exercise price will be adjusted accordingly so that the value of these rights remains unchanged.

At the annual General Meeting of Shareholders on April 27, 2006, a share buy-back program in accordance with article 16 par. 5 et seq. of Law 2190/1920 was approved, allowing the buy-back of shares up to 10% of the aggregate amount of the shares of the Bank with a minimum purchase price of €5 and a maximum of €60 per share for the time period between May 5, 2006 and April 27, 2007.

ITEM 7   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

As of June 23, 2006, the Bank’s outstanding issued share capital consisted of 339,269,412 Ordinary Shares. No single shareholder beneficially owns more than 3% of the Bank’s shares. The following table sets forth certain information regarding the Bank’s shareholders.

	As at June 23, 2006
	Number of shares	Percentage holding
Legal Entities and Individuals Outside Greece	139 318 014	41.1%
Domestic Private Investors	79 125 000	23.3%
Pension Funds and Other Public Sector	72 178 289	21.3%
Other Domestic Legal Entities	48 613 109	14.3%
NBG Own Stock	35,000	0.0%
Total	339,269,412	100.0%

The table below sets forth information on significant changes in the percentage ownership held by the Greek Public Company for Transferable Securities, DEKA, the Bank’s major shareholder up until November 2004 on an annual basis, commencing as at January 1, 2003, for the three years ended December 31, 2003, 2004 and 2005, respectively.

Shareholder	Date	Number Of Shares	Share Capital	Percentage
	12-31-2003	19,025,616	255,058,085	7.46
	12-31-2004	—	331,575,511	—
DEKA	12-31-2005	—	336,599,045	—

The Bank’s major shareholders do not possess different voting rights from the Bank’s other shareholders. Other than the Greek government through certain state-related entities, the Bank does not know of any other persons who, directly or indirectly, jointly or individually, exercise or could exercise control over the Bank.

Based on information known to or ascertainable by the Bank, there were 14,975 record holders of the Bank’s shares and 29 record holders of the Bank’s ADRs in the United States as at April 12, 2006, and the

portion of the Bank’s shares held in the United States as a percentage of total shares outstanding was approximately 1.4% as at that date. There were 15,004 total holders (registered and beneficial owners) of the Bank’s ADRs in the United States as at April 12, 2006 (the most recent practicable date for this information).

Although, subject to certain exceptions, Greek law does not allow an entity to acquire and own its own shares, subsidiaries in Greece were allowed to own and trade in the market shares of their parent company until March 16, 2001, and may continue to own shares acquired prior to such date. Treasury stock in our financial statements represents shares of the Bank owned by the Bank or our subsidiaries.

State Interests

In November 2004, the Greek Government sold its remaining 7.5% holding, owned directly and indirectly via DEKA. The sale was carried out by means of a book-building process and was mainly purchased by international institutional investors. Still, certain state-related entities, primarily pension funds (most of whose boards of directors are appointed by the Greek Government) control shares representing approximately 21.3% of the issued share capital of the Bank as at June 23, 2006.

See Item 10.J, “Additional Information—Relationship with the Hellenic Republic”.

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

4.                 The last year of audited financial statements is not older than 15 months.

5.                 Not applicable.

6.                 Income derived from non-Greek sources was €1,137.4 million, representing 31% of our total revenues.

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

8.                 Under Greek law, the Bank can pay dividends out of:

•       distributable profits for the year, comprising profits net of tax, losses carried forward, and prior years’ tax audit differences; and

•       retained earnings, special reserves or ordinary reserves to the extent they exceed the amount required to be maintained by law.

Before paying dividends, the Bank, in accordance with our Articles of Association and Greek corporate law (codified law 2190/20) must allocate between 5% and 20% of our net profits to an ordinary reserve until this reserve equals at least one-half of the Bank’s share capital. Under the Bank’s Articles of Association and Greek corporate law, and subject to the limitations described above and below, each year the Bank is required to pay a minimum dividend out of the net profits for the year, if any, equal to the greater of:

•       6% of the Bank’s share capital; or

•       35% of the net profits of the Bank on a standalone basis for the year (after the deduction of statutory reserves and any profits resulting from the sale of equity participations that represent at least 20% of the paid-up share capital of a subsidiary company in which the Bank has held an equity participation for at least ten years). According to a recent law, unrealized profits from marking securities to market will be deducted from net profits in order to determine the minimum dividend.

Calculation of all such amounts is based on the financial statements of the Bank prepared in accordance with IFRS.

Any distribution of distributable profits in excess of the required dividend payments described above must be approved by a “General Meeting of Shareholders” (the Bank’s annual general meeting, which is referred to in this Offering Circular as the “General Meeting”), with ordinary quorum and majority voting requirements, following a proposal of the Bank’s board of directors (which we refer to in this Offering Circular as the “Board of Directors” or the “Board”). No distribution can be effected if, on the closing date of the last financial year, the total shareholders’ equity is, or will become after that distribution, lower than the total of the Bank’s share capital and the reserves, the distribution of which is prohibited by Greek law or the Bank’s Articles of Association. In any event, dividends may not exceed net profits for the last financial year, as increased by distributable reserves, the distribution of which is permitted as resolved at the General Meeting, and profits carried forward from previous years, and as decreased by any loss in the previous financial year and any compulsory reserves required by law or the Bank’s Articles of Association.

In the event that the obligatory dividend payments equal 35% of the net profits for the year (after the deduction of statutory reserves and any profits resulting from the sale of equity participations that represent at least 20% of the paid-up share capital of a subsidiary company in which the Bank has held an equity participation for at least ten years), the Bank’s shareholders have two options. According to Greek Compulsory Law 148/1967, as amended by Greek Law 2753/1999, a majority representing at least 65% of the paid-up share capital may vote to pay the lower dividend of 6% of the Bank’s share capital. The remaining undistributed dividend must then be transferred to a special reserve which must, within four years following the General Meeting, be distributed in the form of a share dividend. Furthermore, a majority representing 70% of the Bank’s paid-up capital may vote to waive this share dividend. Once approved, dividends must be paid to shareholders within two months of the date on which the Bank’s annual financial statements are approved. Normally, dividends are declared and paid in the year subsequent to the reporting period. Dividends are forfeited to the Greek Government if they are not claimed by shareholders within five years following December 31 of the year in which they were declared. See Item 3.A, “Selected Financial Data—Dividends” for information with respect to the actual dividends paid by the Bank for the past five financial years.

The Bank currently expects to continue to pay dividends in accordance with the formula described above, subject to the financial condition of the Bank, the funding needs of our investment program and other relevant considerations.

B.   Significant Changes

For a discussion of significant changes that have occurred since December 31, 2005, the date of the last audited financial statements included in this Annual Report, please see Note 39 to the U.S. GAAP Financial Statements which describes post balance sheet events.

ITEM 9 THE OFFER AND LISTING

A. Offer and Listing Details

The annual high and low market prices of the Bank’s shares on the ATHEX for the five most recent financial years are shown below, expressed in euro.

Year	High (date)	Low (date)
2001(1)	29.58 (on April 19)	13.90 (on September 21)
2002	17.75 (on January 29)	8.67 (on October 9)
2003	15.43 (on August 26)	5.80 (on April 1)
2004	22.80 (on December 30)	14.15 (on March 24)
2005	34.66 (on December 19)	22.63 (on January 3)

(1)             Amounts converted from Greek drachma to euro at a rate of €1 to GRD340.75.

The Bank’s share price for 2001, 2002, 2003, 2004 and 2005 is adjusted to reflect the issuance of new shares in connection with the share-for-share merger with the National Investment Company (adjustment effective as at December 30, 2005), the share-for-share merger with National Real Estate (adjustment effective as at April 10, 2006) and the rights issue of four new shares for every ten shares at a price of €22.11 per new share (adjustment effective as at June 14, 2006).

The quarterly high and low market prices of the Bank’s shares on the ATHEX for the two most recent financial years are shown below, expressed in euro.

Quarter	High (date)	Low (date)
Q1 2004	17.16 (on January 16)	14.15 (on March 24)
Q2 2004	18.58 (on May 18)	15.54 (on April 2)
Q3 2004	18.49 (on September 29)	15.42 (on August 20)
Q4 2004	22.80 (on December 30)	18.16 (on October 1)

Quarter	High (date)	Low (date)
Q1 2005	27.94 (on March 15)	22.63 (on January 3)
Q2 2005	27.64 (on June 10)	23.67 (on May 4)
Q3 2005	31.19 (on September 30)	26.73 (on July 7)
Q4 2005	34.66 (on December 19)	28.49 (on October 19)

The high and low market prices of the Bank’s shares on the ATHEX for the two quarters following the most recent financial year are shown below, expressed in euro.

Quarter	High (date)	Low (date)
Q1 2006	41.57 (on February 27)	33.54 (on January 2)
Q2 2006	39.10 (on April 7)	25.88 (on June 6)

The monthly high and low market prices of the Bank’s shares on the ATHEX for the six most recent months are shown below, expressed in euro.

Month	High (date)	Low (date)
December 2005	34.66 (on December 19)	31.25 (on December 1)
January 2006	36.52 (on January 25)	33.54 (on January 2)
February 2006	41.57 (on February 27)	35.13 (on February 1)
March 2006	40.25 (on March 1)	34.94 (on March 8)
April 2006	39.10 (on April 7)	35.13 (on April 4)
May 2006	37.47 (on May 2)	26.94 (on May 23)
June 2006	30.88 (on June 30)	25.88 (on June 6)

The annual high and low market prices of the Bank’s ADRs on the New York Stock Exchange are shown below, expressed in U.S. dollars, for the five most recent financial years:

Year	High (date)	Low (date)
2001	5.63 (on April 18)	2.97 (on October 3)
2002	3.50 (on January 15)	1.78 (on October 16)
2003	4.15 (on December 30)	1.41 (on March 17)
2004	6.88 (on December 30)	3.77 (on March 11)
2005	9.00 (on December 19)	6.34 (on January 10)

The quarterly high and low market prices of the Bank’s ADRs on the New York Stock Exchange for the two most recent fiscal years are shown below, expressed in U.S. dollars.

Quarter	High (date)	Low (date)
Q1 2004	4.72 (on January 21)	3.77 (on March 11)
Q2 2004	4.94 (on June 23)	4.02 (on April 15)
Q3 2004	4.85 (on September 29)	4.16 (on August 23)
Q4 2004	6.88 (on December 30)	4.71 (on October 1)

Quarter	High (date)	Low (date)
Q1 2005	8.09 (on March 11)	6.34 (on January 10)
Q2 2005	7.33 (on June 9)	6.55 (on May 19)
Q3 2005	7.97 (on September 30)	6.76 (on July 6)
Q4 2005	9.00 (on December 19)	7.24 (on October 24)

The high and low market prices of the Bank’s ADRs on the New York Stock Exchange for the two quarters following the most recent financial year are shown below, expressed in U.S. dollars.

Quarter	High (date)	Low (date)
Q1 2006	10.53 (on February 27)	8.61 (on January 3)
Q2 2006	10.22 (on April 7)	6.81 (on June 14)

The monthly high and low market prices of the Bank’s ADRs on the New York Stock Exchange for the six most recent months are shown below, expressed in U.S. dollars.

Month	High (date)	Low (date)
December 2005	9.00 (on December 19)	7.90 (on December 1)
January 2006	9.60 (on January 24)	8.61 (on January 3)
February 2006	10.53 (on February 27)	9.00 (on February 7)
March 2006	10.39 (on March 1)	9.10 (on March 8)
April 2006	10.22 (on April 7)	9.20 (on April 11)
May 2006	10.14 (on May 8)	7.92 (on May 24)
June 2006	8.40 (on June 19)	6.81 (on June 14)

Other than the suspension of trading of shares on the ATHEX and of ADRs on the New York Stock Exchange on April 3, 2006, in anticipation of the announcement of the Acquisition, there have been no significant trading suspensions with respect to the Bank’s shares on the ATHEX during the past three years ended December 31, 2005, nor have there been any significant trading suspensions with respect to the Bank’s ADRs on the New York Stock Exchange since the Bank’s listing thereon in October 1999.

B. Plan of Distribution

Not applicable.

C. Markets

The Bank’s shares are listed on the ATHEX, as well as the Copenhagen Stock Exchange and Luxembourg Stock Exchange. In addition, the Bank’s Global Depositary Receipts are listed on the London Stock Exchange and its ADRs are listed on the New York Stock Exchange.

The Athens Exchange (ATHEX)

General

The ATHEX was established in 1876, with Greek Government bonds and the shares of the Bank as the first securities to be traded on the ATHEX. Four years later, the ATHEX officially opened as an exchange, following the election of its first board of directors. Today, the ATHEX is the operator of the Greek Securities Market and the Derivatives Market.

Today, the majority of the shares in the ATHEX, the Athens Derivatives Exchange Clearing House, the CSD and the Thessaloniki Stock Exchange Center are controlled by a holding company that trades on the ATHEX as Hellenic Exchanges S.A. (“HELEX”), and which was formed on March 29, 2000. HELEX has a share capital of €210,69 million, divided into 70,230,463 ordinary registered shares with a nominal value of €3.00 each and is held by banks, institutional investors, listed companies and retail investors.

On May 31, 2001, the ATHEX was upgraded by the Morgan Stanley Composite Index from emerging to developed market status.

For the year ended December 31, 2005, the average daily value traded on the ATHEX was €210 million. From January 1, 2006, to March 31, 2006, the average daily value traded on the ATHEX was €394 million. On March 31, 2006, 312 companies had shares listed on the Cash Market of the ATHEX. In relation to the market capitalization of the ATHEX, on March 31, 2006:

•       the total market capitalization was €140 billion;

•       the top 25 companies accounted for 77% of the total market capitalization; and

•       our market capitalization was €13 billion or 9.3% of the total market capitalization on the ATHEX.

The Greek capital market and the ATHEX in particular are regulated under a series of laws enacted by the Greek Parliament, decisions and regulations issued by the Ministry of Economy and Finance, the board of directors of the CMC, and the board of directors of the ATHEX. Following authorization by Law 3152/2003, the ATHEX issued on June 8, 2004, the Athens Exchange Regulation (the “Regulation”) which came into effect on June 16, 2004. The Athens Exchange Regulation was amended and reissued on March 27, 2006. The Regulation contains, in a consolidated form, provisions which were previously included in a large number of decisions that were issued by ATHEX itself and certain other competent bodies (such as, but not limited to, the former Derivatives Exchange) either in their original form or amended.

Membership of the ATHEX

Membership is required for brokerage firms in order to effect transactions on the ATHEX. As at March 31, 2006, there were 67 members of the ATHEX, the vast majority of which are brokerage firms limited by shares (société anonyme). Membership is subject to approval by the ATHEX board of directors and licensing by the HCMC. In addition, brokerage firms must appoint at least one official representative who is authorized to conduct ATHEX transactions. Such representative must fulfill certain qualifications required by law and pass an examination given by the Hellenic Capital Market Commission.

ATHEX members may engage in transactions through the Automated Exchange Trading System (“OASIS”), an electronic trading system, on behalf of their clients or on their own behalf. Brokerage firms and Investment Services Firms with a share capital in excess of €2.9 million are also permitted to provide underwriting and market making services. Pursuant to the EU Investment Services Directive 1993/22/EC (“EU ISD”), implemented in Greece in April 1996 pursuant to Law 2396/1996, investment services may be provided in Greece by Investment Services Firms established in Greece with a minimum share capital of €0.6 million, or €2.9 million if engaging in underwriting, that have received an appropriate operating license from the HCMC, as well as by European Union Investment Services Firms benefiting from a “European passport” in accordance with the EU ISD and Law 2396/1996. Investment services within the scope of the EU ISD include the receipt and transfer of orders from investors to effect stock exchange transactions, the execution of such orders (or engagement in stock exchange transactions on behalf of client investors) and the underwriting, in total or in part, of an issue of securities. In addition, the HCMC has recently introduced rules relating to the performance of portfolio management by Investment Services Firms. “Orders Companies” are companies that are only allowed to receive and transfer their clients’ orders to Investment Services Firms, and are prohibited from dealing in ATHEX transactions on behalf of their client or from acting as a custodian for their clients’ shares or cash. The receipt and transfer of shares by Orders Companies is governed by Law 2396/1996 and the HCMC’s decisions.

Stock Market Indices

The ATHEX Composite Index is the most commonly followed index in Greece. It is a market capitalization-based index that tracks the share price movement of 60 leading Greek companies. The Bank constituted approximately 11.6% of the index, as at March 31, 2006.

The table below sets out the movement of the ATHEX Composite Index. The highs and lows are for the periods indicated and the close is on the last trading day of the period.

Year	High	Low	Close
1993	958.7	667.7	958.7
1994	1,194.6	804.4	868.9
1995	992.6	787.7	914.1
1996	1,026.0	870.9	933.5
1997	1,794.1	933.5	1,479.6
1998	2,825.6	1,380.1	2,737.6
1999	6,355.0	2,798.2	5,535.1
2000	5,794.8	3,071.8	3,388.9
2001	3,456.0	1,997.8	2,591.6
2002	2,655.1	1,704.7	1,748.4
2003	2,326.6	1,462.2	2,263.6
2004	2,801.7	2,225.2	2,786,2
2005	3,663.9	2,770.9	2,786.2
2006 (through June 30, 2006)	4,334.2	3,362.2	3,693.8

Source: ATHEX Statistical Department

Another composite index, called the FTSE/ASE 20, was introduced in September 1997. This index is made up of the 20 largest companies by market capitalization listed on the ATHEX, including the Bank. The Bank constituted approximately 19% of the FTSE/ASE 20 index, as at March 31, 2006. On December 9, 1999, another composite index was introduced, the FTSE/ASE Mid40, which is made up of 40 medium capitalization companies (i.e., the 40 largest companies by capitalization, ranking after those listed on the FTSE/ASE 20, according to Ground Rules for the Management of the FTSE/ASE 20, FTSE/ASE Mid 40 and FTSE/ASE SmallCap Indices). On June 1, 2001, the FTSE/ASE SmallCap 80 composite index was introduced, which is made up of 80 small capitalization companies (i.e., the 80 largest companies by capitalization ranking after those listed on the FTSE/ASE 20 and FTSE/ASE Mid 40 Indices). On January 2, 2003, the FTSE/ASE 140 composite index was introduced, a new benchmark comprising the constituents of the FTSE/ASE 20, 40 and Small Cap, tracking their cumulative performance exactly. On January 2, 2006, the FTSE ATHEX International Index was introduced, a representative index for eligible companies, Greek and non-Greek, that trade on the ATHEX Common Trading Platform and are eligible for the Big Cap segment of the ATHEX.

Morgan Stanley Capital International, also known as “MSCI”, reviewed the composition of its Greek Index in view of Greece’s reclassification among developed markets. The new index is part of the matured indices’ group as at May 31, 2001. The reclassification of the MSCI Greece Index to the standard MSCI Developed Market Index Series resulted in a net market capitalization increase of 0.46% and 0.13% in the MSCI Europe Index and the MSCI Standard All Country World Free Index, respectively. The MSCI Greek Index is currently made up of 21 companies listed on the ATHEX, including the National Bank of Greece. The weighting of the Bank to the MSCI Greece Index following the Annual Full Country Index Review as at May 2006, is currently 16.6452% (closing of May 31, 2006).

Trading on the ATHEX

Trading on the ATHEX takes place every week from Monday to Friday, except for public holidays. The daily trading session starts at 11:30 a.m. and ends at 5:00 p.m., Athens time. The ATHEX consists of the Securities Market and Derivatives Market, while in the Securities Market the following types of securities are being traded: shares, rights on shares, fixed income securities, certificates representing shares and any other security falling within the ambit of article 1 of Law 3371/2005. The ATHEX is further separated into five segments based on certain criteria. On March 31, 2006, 79 companies had 83 shares listed on the Big Cap Segment of the ATHEX, 209 companies had 219 shares listed on the Medium & Small Segment of the ATHEX, 9 companies had 9 shares listed on the Special Stock Exchange Characteristics Segment and 15 companies had 19 shares listed on the Under Supervision Segment.

The trading of shares on the ATHEX is conducted through the remote placing of orders into OASIS from the ATHEX member offices on the basis of six trading methods and the different segments of the Cash Market. Trading, depending on the period of time during which buy and sell orders can be placed into OASIS and subsequently executed, varies between 11:00 a.m. and 5:00 p.m. (Athens time).

Prices of securities of the Big Capitalization Segment and Small Medium Segment are eligible to +/-10% fluctuations from the closing price of the preceding trading session extended by a further 10%. The extended limit does not apply to securities listed on FTSE/ASE 20, whose prices after the breaking of the first +/-10% limit fluctuate freely. Prices of securities of the Special Stock Exchange Characteristics Segment & Under Supervision Segment are eligible to +/-20% fluctuations from the closing price of the preceding trading session while the prices of securities trading in the Bonds Market fluctuate freely.

Block trades of shares with a value exceeding €0.6 million, or representing at least 5.0% of a listed company’s share capital, may be conducted through the ATHEX by following a special procedure under which the parties involved, the number of shares to be sold and the price are pre-agreed. There is a limit to the number of parties involved in a block trade; in particular, up to three persons may participate as either buyers or sellers, with only one person on the other side of the trade. This limitation in the number of parties involved does not apply to block trades made in the context of new listings or offerings of existing shares. Block trades may take place at prices that follow certain rules based on the price deviation percentage from the latest traded price and if no such price exists, the closing price for the shares on the previous session:

•       at the current price of the share, when the value of the block trade ranges from €0.6 million to €1.2 million;

•       at +/-5.0% from the current price of the share, when the value of the block trade ranges from €1.2 million to €2.4 million;

•       at +/-10.0% from the current price of the share, when the value of the block trade exceeds €2.4 million.

Price limitations do not apply in the following circumstances:

•       when the shares traded represent 5.0% or more of the total number of shares of a particular category (i.e., preferred or common);

•       for block trades exceeding €30.0 million of (i) listed companies’ shares, which are majority-owned by Greece or (ii) shares of listed companies with total assets exceeding €1.5 billion; and

•       for transfer of share blocks by underwriters who acquired shares for stabilization purposes to shareholders that previously sold the shares for the same purposes in the context of an initial public offering or in the context of an initial public offering and a private placement.

For the purposes of calculating the allowed price deviation for a block trade, all block trades effected simultaneously are aggregated in order to determine the block trade size, provided that the selling parties do not appear as buying parties in other block trades aggregated under this rule.

All prices of completed block trades are communicated to the ATHEX members through OASIS and published in a separate section of the Official List of the ATHEX, although such prices are not shown as the last traded price. Trades are noted in the official register of the ATHEX, and all information on bids and offers is made available to Telerate and Reuters on a continuous basis.

The trading lot size is one share. Prices of all securities listed on the ATHEX are published in the electronic Official List of the ATHEX.

Over the counter transactions involving listed securities are limited. The most notable exception is that shares representing up to 0.5% of the total number of shares of the same class of a listed company may be traded outside the scope and the procedures of the ATHEX, provided that none of the sellers or purchasers are professionally engaged in securities trading and provided this trade is settled in cash.

Pursuant to PD 51/1992, when, as a result of a transfer of shares listed on the ATHEX, a person owns or indirectly controls a percentage equal to or in excess of 5.0%, 10.0%, 20.0%, 1/3, 50.0% or 2/3 of the voting rights of the relevant company, or such ownership or control falls below these levels, the holder is required to notify the company and the HCMC of his holdings and percentage of voting rights in writing within one calendar day. When a person holds an interest of more than 10% of the voting rights of a company whose shares are listed on the ATHEX or is a member of the board of directors and that person’s interest increases or decreases by more than 3% (or 1.5% when the shares of the company have been listed on the ATHEX for less than 12 months) of the total voting rights in the company, then that person is similarly required to notify the company and the HCMC the next calendar day.

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

Book entry of listed shares was introduced by virtue of Law 2396/1996, as amended. The dematerialization of Greek shares commenced in March 1999, with the market becoming fully dematerialized in December 1999.

To participate in the dematerialized system of securities (“SAT”) each investor is required to open a dematerialization account, which is identified by a dematerialized account number (“SAT account”). A shareholder who wishes to open a SAT account can appoint one or more ATHEX members or custodian banks as authorized operators (“Operators”) of its SAT account. Only Operators have access to information concerning a SAT account such as account balances.

The clearance procedure through the Central Securities Depository consists of three principal stages:

•       First, notification by the ATHEX to the Central Securities Depository of the transactions concluded within each trading day;

•       Second, the notification by the Operators of the SAT account of the seller and the buyer of the number of shares to be debited and credited to their respective SAT accounts. Following the notification of the SAT account of the seller the shares sold are blocked for transfer purposes.

•       Third, the system ensures that the shares sold are debited from the SAT account of the seller and credited to the SAT account of the buyer. Under Greek law, a person is prohibited from entering into sales of shares on the ATHEX if such person does not have full and unencumbered title to, and possession of, the shares being sold at the time the order is matched, except in the context of short sale transactions conducted strictly in accordance with the rules issued by the Hellenic Capital Market Commission; and

•       Fourth, settlement of the transaction is effected by delivery versus payment on a multilateral basis. Bilateral settlement is also possible in exceptional circumstances, in particular in block trades. The transfer of shares is effected by debiting the SAT account of the seller and crediting the SAT account of the buyer on the settlement date. The settlement and clearing of shares in book entry form is carried out by the Central Securities Depository on the third day after the trade day (T+3). In the case of block trades, the settlement may take place from T+0 to T+3.

The ATHEX may invalidate a transaction if it considers it necessary for the protection of the investors, in particular in cases of fraud.

Liabilities of investment services firms resulting from their trading activities on the ATHEX are guaranteed, up to the amount of €30,000, by the Athens Exchange Member Guarantee Fund, to which each ATHEX member contributes, and which is operated as a separate legal entity. In addition, another fund, the Supplementary Clearing Fund, provides—if the ATHEX so deems—immediate coverage against liabilities of ATHEX members that have forwarded trading orders which result from delayed clearing due to the fact that shares or cash have not been delivered. The manager and custodian of the Supplementary Clearing Fund is the ATHEX.

Settlement and Clearance through Euroclear and Clearstream, Luxembourg

If any investor elects to hold its Ordinary Shares through Euroclear Bank S.A./N.V. as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream, Luxembourg”), its Ordinary Shares will be held in accordance with the applicable terms and conditions and operating procedures governing use of Euroclear or Clearstream, Luxembourg, as amended from time to time. Any investor who so holds Ordinary Shares shall have the right to receive the number of Ordinary Shares so held, upon compliance with the foregoing terms, conditions and operating procedures of Euroclear or Clearstream, Luxembourg, subject to the applicable provisions of Greek law.

With respect to Ordinary Shares that are held through Euroclear or Clearstream, Luxembourg, such Ordinary Shares will be initially registered in the name of a nominee of Euroclear or Clearstream, Luxembourg, or in the name of its respective custodian located in Greece, as the case may be. Thereafter, investors may have direct access to Ordinary Shares so held, upon payment of the applicable fees and taxes described below, if any, compliance with the applicable provisions of Greek law regarding the transfer of ownership of such Ordinary Shares (which may restrict the transfer of the Ordinary Shares to the investor at the price it paid for such Ordinary Shares) from Euroclear or Clearstream, Luxembourg, or their nominee or respective custodian located in Greece, as the case may be, and obtaining the relevant recording in the book-entry registry kept by the Central Securities Depository.

Under Greek Law, only the record holder of the Ordinary Shares (according to the registry kept by the Central Securities Depository) is considered to be the owner of the Ordinary Shares and as a result entitled to sell, create a security interest over or otherwise deal with the Ordinary Shares, or receive dividends and other distributions and to exercise voting, pre-emptive and other rights in respect of such Ordinary Shares. Euroclear or Clearstream, Luxembourg, or its respective nominee or custodian located in Greece will be sole record holders of the Ordinary Shares held through Euroclear or Clearstream, Luxembourg, until such time as investors exercise their rights to cause them to transfer ownership of the Ordinary Shares in accordance with the applicable provisions of Greek Law and obtain the recording of the investor’s ownership of the shares in the book-entry registry kept by the Central Securities Depository.

Proceeds from the sale of Ordinary Shares, cash dividends or cash distributions, as well as stock dividends or other distributions of securities, received with respect to the Ordinary Shares that are registered with the Central Securities Depository in the name of Euroclear or Clearstream, Luxembourg or its respective nominee or custodian located in Greece will be credited by Euroclear or Clearstream, Luxembourg, to the cash accounts maintained on behalf of the investors or their custodians at Euroclear or Clearstream, Luxembourg, as the case may be, after deduction for applicable withholding taxes, in accordance with the applicable terms, conditions and procedures of Euroclear or Clearstream, Luxembourg, and the laws of Greece.

Euroclear and Clearstream, Luxembourg, will endeavor to inform investors of any significant events of which they have notice affecting the Ordinary Shares recorded in their name or their respective nominee or custodian located in Greece and requiring action to be taken by investors. Each of Euroclear and Clearstream, Luxembourg may, at its discretion, take such action as it deems appropriate in order to assist investors to direct the exercise of voting rights in respect of the Ordinary Shares. Such actions may include: (i) acceptance of instructions from investors to execute or to arrange for the execution of, proxies, powers of attorney or other similar certificates for delivery to us or our agent; or (ii) voting of such shares by Euroclear or Clearstream, Luxembourg, or their respective nominee or custodian located in Greece in accordance with the instructions of investors, subject to compliance with the applicable provisions of Greek Law.

If we offer or cause to be offered to Euroclear or Clearstream, Luxembourg, or its respective nominee or custodian located in Greece, as the record holders of the Ordinary Shares, any rights to subscribe for New Shares or rights of any other nature with respect to the Ordinary Shares, each of Euroclear and Clearstream, Luxembourg, will endeavor to inform investors of the terms of any such rights issue of which it has notice in accordance with the provisions of the regulations and procedures referred to above. Such rights will be exercised, insofar as practicable and permitted by applicable law, according to written instructions received from investors, such rights may be sold and, in such event the net proceeds will be credited to the cash account maintained on behalf of the investor or its custodian with Euroclear or Clearstream, Luxembourg, as the case may be. Beneficial holders of Ordinary Shares held through either Euroclear or Clearstream, Luxembourg, will be subject to the settlement procedures of that clearing system and may experience delays in the trading and settlement as compared with holders of Ordinary Shares through an ATHEX member or authorized operator.

Pursuant to currently applicable Greek regulations, Euroclear will be required to notify the ATHEX if the percentage of our Ordinary Shares held by its nominee is more than 5% of the outstanding share capital. Any trade that may result in Euroclear or its nominee holding in excess of this threshold may in certain cases be rejected. In such event, the acquirer would be required to hold the shares in question either through a SAT account with the Central Securities Depository or through Clearstream, Luxembourg, or its custodian located in Greece.

Requirements for Listed Companies

Greek Law provides for a number of requirements for listed companies on the ATHEX. A significant part of such requirements is contained in Law 3340/2005 (which implemented Directive 2003/6/EC on insider dealing and market manipulation and implementing Directives 2003/124/EC and 2004/72/EC) and HCMC Decision No. 3/367/12.7.2005. Other similar requirements are also contained in HCMC Decision No. 5/204/14.11.2000 and Law 3016/2002 on corporate governance.

According to the above provisions, the listed companies on the ATHEX are required, inter alia, to publicly disclose inside information such as change of activity, execution of important business deals, participation in mergers and acquisitions, take over bids, etc., to provide HCMC with a list of insiders, to notify HCMC on managers transactions, to issue an annual report, to appoint internal auditors and draft bylaws related to the operation of the company.

Foreign Investment

There are currently no exchange controls in Greece that would restrict the payment of dividends or other capital distributions to a holder of our ordinary shares outside Greece, and there are currently no restrictions in Greece that would affect the right of a non-Greek holder of our ordinary shares to dispose of such shares and receive the proceeds of such disposal outside Greece.

The Derivatives Market of the Athens Exchange

In 1997, Greek Law 2533/1997 created a derivatives exchange modeled after other European derivatives exchanges. According to this law, the Athens Derivatives Exchange, known as “ADEX”, operated separately from the ATHEX, was organized as a corporate entity. In 2002, by virtue of Law 2937/2001, ADEX S.A. merged with Athens Securities Exchange S.A (“ASE”). The Derivatives Market of the ATHEX (the “Derivatives Market”) now constitutes one of the two markets of the ATHEX.

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

Stock Lending and Short Selling

In connection with the development of the Greek capital markets, the ATHEX, in cooperation with the Athens Derivatives Exchange Clearing House (or “ADECH”) and the CSD, are developing the ability for investors to engage in stock lending transactions, by short selling shares listed on the ATHEX, with a simultaneous or previous borrowing of shares to be sold by the ADECH. The stock lending from the ADECH is made through an agreement of purchase of shares with a stock reverse repo through trading of the corresponding product.

Margin Accounts

The purchase of shares on credit (margin accounts) can be made available by members of the ATHEX to their clients/investors, using their investments as collateral, pursuant to a written agreement between the ATHEX member and its client. The provision of credit is possible following the completion of the relevant regulatory framework, i.e., decisions of the HCMC, in accordance with article 6 paragraph 1 of Greek Law 2843/2000, the amendments of the DSS Regulation, as well as the Act of the Governor of the Bank of Greece, in accordance with the article 6 paragraph 2 of the Greek Law 2843/2000.

Under Greek Law 2843/2000, the initial margin is set to 40% (minimum) of the market value of the investor’s “collateral portfolio”. This percentage level can be changed by act of the Governor of the Bank of Greece after a decision by the Board of Directors of the HCMC. It should be noticed that the ATHEX members have the flexibility to require higher initial and maintenance margins provided that the investor is given prior notice and an express provision is included in the relevant contract.

Pursuant to Act No. 2474/31.5.2001, as amended by Act No. 2567/23.11.05, of the Governor of the Bank of Greece, the maintenance margin on brokerage margin accounts is set at 30% of the market value of the investors’ “collateral portfolio” whereas investors buying shares on margin can borrow funds up to a limit of €1,000,000. According to this Act, the same limit applies to credit institutions offering credit to individuals to finance stock purchases.

Margin accounts contribute to the improvement of the liquidity of the market. They enable the investor to buy new shares by offering as “collateral” the shares that composed his or her initial portfolio. Investors generally use margin accounts to increase their purchasing power.

Law 3301/2004 transposed into Greek law the Collateral Directive (Directive 2002/47/EC), thereby facilitating the use of securities listed on the ATHEX as collateral for entities falling within its scope, in particular simplifying the procedure for the enforcement of such collateral.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10  ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Our Articles of Association (and English translation thereof), as amended on July 7, 2006, are included as Exhibit 1 to this Annual Report.

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

(g)          Issue and manage means of payment (credit cards, travelers checks and letters of credit);

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

(n)         Participate in businesses at home and abroad; and

The Bank may establish associations, foundations and firms engaged in cultural, educational and financial activities, as well as participate in such firms already existing.

2.                 (a)   Article 26 of the Bank’s Articles defines the general voting powers of the Bank’s Board of Directors (which we refer to in this Annual Report as the “Board of Directors”, collectively, and each as a “Director”). There is no specific provision in the Articles that speaks directly to a Director’s power to vote on a proposal, arrangement or contract in which the Director is materially interested. However, Article 28 of the Bank’s Articles provides, in governing remunerative relationships between the Bank and members of its Board of Directors, that: Subject to the provisions governing the legality of transactions between the Bank and members of its Board of Directors, all fees and remuneration paid to a member of the Board for whatever reason shall be considered legal and shall be borne by the Bank only if approved by a special resolution of the ordinary General Meeting.

(b)         There is no specific provision in the Bank’s Articles with respect to the Directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body. However, pursuant to Greek Codified Law 2190/1920, Article 24, compensation to a company’s board members out of the company’s net profits is to be paid after deductions for ordinary reserves and the amount required for distribution to shareholders of the first dividend declared for the relevant financial year, equal to at least 6% of the company’s paid-up share capital. Any other compensation must be approved by a special resolution of the ordinary general meeting of its shareholders. The amount of such compensation granted to a company’s board member, or members, may be reduced by a Greek court if an objection is raised by shareholders representing at least one-tenth of the company’s share capital and if the court finds such compensation to be “exorbitant”.

Under Article 6 of the Bank’s Articles, the general meeting of the Bank’s shareholders (known as the “General Meeting”) may establish a plan for allocating the Bank’s shares to the Directors and employees of the Bank and associated companies in the form of stock purchase options. The General Meeting will designate, in particular, the maximum number of shares that may be issued and the price and allocation terms of the shares. The Board of Directors will have the power to arrange all other details not otherwise arranged by the General Meeting.

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

3.                 (a)   For a description of the dividend rights attaching to the Bank’s shares, see Item 8.A(8), “Financial Information—Consolidated Statements and Other Financial Information”. Once approved at a General Meeting, dividends must be paid to shareholders within two months of the date on which the Bank’s annual financial statements were approved. Dividends are forfeited to the Hellenic Republic if they are not claimed by shareholders within five years following December 31 of the year in which they were declared.

(b)         Under Article 8 of the Bank’s Articles, all of the Bank’s shareholders have the right to participate in General Meetings, and the number of each shareholder’s votes at such meetings shall be equal to the number of his or her shares because each of the Bank’s shares entitles its holder to one vote.

Pursuant to Article 19 of the Bank’s Articles, subject to Article 18 paragraph 3, the Bank’s Directors are elected by the General Meeting, with each Director elected for a term of three years. There is no provision in the Bank’s Articles with respect to cumulative voting.

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

4.                 Decisions with respect to which the rights of the Bank’s shareholders may be changed—including decisions with respect to increases in the shareholders’ obligations, increases or decreases in the

Bank’s share capital, changes in the method of distribution of the Bank’s profits and merger or dissolution of the Bank—are voted upon by the Bank’s shareholders at the General Meeting, in accordance with the provisions of Article 15(2) of the Bank’s Articles. The requisite quorum for such decisions is satisfied when shareholders owning two-thirds of the Bank’s paid-up share capital are present or represented. Decisions on such issues are reached by a two-thirds majority of the votes represented at the General Meeting, pursuant to Article 16(2). These conditions are not more significant than those required by Greek law.

For example, pursuant to Article 5 of the Bank’s Articles, whenever the Bank’s share capital is increased (unless effected by contribution in kind) or a bond loan convertible into the Bank’s shares is issued, preference rights on the entire new share capital or bond loan are given to existing shareholders at the time of issue in proportion to the respective equity holdings of such shareholders at that time. Such preference rights may be limited or abolished, however, by a resolution adopted by the General Meeting, under Article 5(6) and pursuant to the procedures of Greek Codified Law 2190/20, Article 13, Paragraphs 6 and 7.

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

Pursuant to Greek law and the Bank’s Articles, in order to participate in the General Meeting, either in person or by proxy, shareholders holding dematerialized shares not posted in the Special Securities Account should have their shares blocked, in whole or part, through their Securities Account Operators, receive from them a “Certificate of Securities Blocking” issued by the CSD, and deposit the certificate with the head office and network branch of the Bank or the Bank’s Shareholders Department in Athens at least five days prior to the General Meeting date. Similarly, shareholders holding dematerialized shares posted in the Special Securities Account should have their shares blocked, in whole or in part, through a declaration to the CSD which consequently shall issue and deliver the “Certificate of Securities Blocking”. This certificate must be deposited at the head office and network branch of the Bank or the Bank’s Shareholders Department in Athens at least five days prior to the General Meeting date. By contrast, shareholders who have not dematerialized their shares should, at least five days prior to the General Meeting, deposit such shares with the head office and network branch of the Bank or with the Deposits and Loans Fund or with any banking société anonyme in Greece. Shareholders abroad, in particular, should deposit their shares with the local Bank branch or representative office or otherwise with another bank designated by the Board of Directors in convening the General Meeting. The relevant share deposits receipts should be delivered to the Bank within the same time limit.

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

9.                 No significant differences.

10.          The conditions imposed by the Bank’s Articles with respect to changes in the Bank’s share capital are discussed above, in Item 10.B(4), and are not more stringent than those required by Greek law.

C. Material Contracts

We have no material contracts, other than contracts entered into in the ordinary course of business, for the past two financial years.

D. Exchange Controls

All forms of capital movement in and out of Greece have been liberalized pursuant to Presidential Decrees 96/1993 and 104/1994 (implementing Directives 1988/361/EEC and 1992/122/EEC) and corresponding acts of the Governor of the Bank of Greece. Foreign investors may purchase securities listed on the ATHEX, as well as Hellenic Republic bonds and treasury bills. Repatriation of capital and dividends and any other income on securities is fully liberalized subject to compliance with certain reporting procedures and requirements.

Custody of Depositary Receipts

Depositary receipts may be placed in the custody of a bank, a securities company or a brokerage company, operating legally in Greece, as custodian on behalf of a shareholder. Banks and securities companies must issue a receipt to each shareholder for any securities in their custody.

E. Taxation

The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of shares or ADRs by a U.S. Holder. For the purposes of this summary, a “U.S. Holder” is a beneficial owner of shares or ADRs that is, for U.S. federal income tax purposes, (i) an individual citizen of or resident in the United States, (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust, if (x) a court within the United States is able to exercise primary supervision over its administration and (y) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. If a partnership holds shares or ADRs, the consequences to a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares or ADRs should consult its tax advisor regarding the associated tax consequences. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase shares or ADRs. In particular, this summary deals only with U.S. Holders that will hold shares or ADRs as capital assets and does not address the tax treatment of special classes of U.S. Holders, such as financial institutions, tax-exempt entities, insurance companies, retirement plans, persons holding shares or ADRs as part of a “straddle” or as part of a “synthetic security” or a hedging or conversion transaction or other integrated transaction, real estate investment trusts, regulated investment companies, partnerships, pass-through entities or persons who hold through partnerships or other pass-through entities, U.S. expatriates, persons subject to the alternative minimum tax, dealers or traders in securities, currencies or notional principal contracts, persons that own (or are deemed to own for U.S. federal income tax purposes) 10% or more of the voting stock of the Bank, holders who hold shares or ADRs in connection with a trade, profession or vocation carried on in Greece (whether through a branch, agency or otherwise) and holders whose “functional currency” is not the U.S. dollar. Further, this discussion does not address any tax consequences applicable to holders of equity interests in a holder of shares or ADRs. This summary is based upon current U.S. federal income tax law, including the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to change (possibly with retroactive effect); the Convention Between the United States of America and the Kingdom of Greece (now the Hellenic Republic) for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, with effect from December 30, 1953; and in part upon representations of the depositary. This summary assumes that each obligation provided for in or otherwise contemplated by the American Depositary Receipts and any related agreement will be performed in accordance with their respective terms.

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

Dividends

Under current Greek tax law no Greek withholding taxes will be imposed on the payment of dividends to U.S. Holders of shares or ADRs. The gross amount of any distributions paid by the Bank to a U.S. Holder that are actually or constructively received by the U.S. Holder will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of current or accumulated earnings and profits of the Bank, as determined for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends received deduction allowed to corporations. Subject to the discussion below under “—Passive Foreign Investment Company Status,” to the extent that an amount received by a U.S. Holder exceeds the allocable share of the Bank’s current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. Holder’s tax basis in his shares or ADRs and then, to the extent such distribution exceeds such U.S. Holder’s tax basis, it will be treated as capital gain.

The Bank does not maintain its calculations of its earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend. The amount of any distribution of property other than cash will be the fair market value of that property on the date of the distribution.

Certain dividends received by individual U.S. Holders before January 1, 2011, will be subject to a maximum income tax rate of 15%. This reduced income tax rate is only applicable to dividends paid by “qualified corporations” (which term excludes passive foreign investment companies, as defined below) and only with respect to shares or ADRs held for a minimum holding period (generally, 61 days during the 121-day period beginning 60 days before the ex-dividend date). The Bank expects to be considered a qualified corporation for this purpose. U.S. Holders should consult their own advisors regarding the availability of the reduced income tax rate on dividends under their particular circumstances.

The gross amount of dividends paid in euro will be included in the income of such U.S. Holder in a U.S. dollar amount calculated by reference to the spot exchange rate in effect on the day the dividends are received by the U.S. Holder (or, in the case of the ADRs, by The Bank of New York, in its capacity as depositary) regardless of whether the payment is in fact converted into dollars. A U.S. Holder will have a basis in any euro distributed equal to their U.S. dollar value on the date they are received by the U.S. Holder (or, in the case of the ADRs, by The Bank of New York in its capacity as depositary). Any gain or loss recognized upon a subsequent disposition of euro will generally be ordinary income or loss. If euro are converted into U.S. dollars on the date of the receipt, the U.S. Holder should, therefore, not be required to recognize any foreign currency gain or loss in respect of the receipt of euro as dividends. Dividends will be treated as foreign source income for U.S. foreign tax credit limitation purposes. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. For tax years beginning on or before December 31, 2006, income received with respect to shares or ADRs generally will constitute “passive income” or, in the case of certain holders, “financial services income” for U.S. foreign tax credit limitation purposes, and for tax years beginning after December 31, 2006, will be treated as “passive category income” or “general category income.” The amount of the qualified dividend income paid by the Bank to a U.S. Holder that is subject to the reduced dividend income tax rate that is taken into account for purposes of calculating the U.S. Holder’s U.S. foreign tax credit limitation must be reduced by the “rate differential portion” of such dividend. The rules relating to foreign tax credits and the timing thereof are complex. U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits under their particular circumstances.

Sale or Exchange of Shares or ADRs

Subject to the discussion below under “—Passive Foreign Investment Company Status,” gain or loss realized by a U.S. Holder on the sale or other disposition of shares or ADRs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in the shares or ADRs and the amount realized on the disposition. Such gain or loss generally will be treated as long-term capital gain or loss if the shares or ADRs have been held for more than one year. Capital gains of individuals derived from capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to significant limitations. Any gain or loss realized will generally be treated as derived from U.S. sources. Under Greek tax law, a transfer tax is imposed on transfer of ATHEX-listed securities at the rate of 0.15% of the purchase price. The Bank believes that this tax does not apply to sales of ADRs traded on the New York Stock Exchange.

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

U.S. Information Reporting and Backup Withholding

Non-corporate U.S. Holders may be subject to the information reporting requirements of the Code, as well as to backup withholding on the payment of dividends on, and the proceeds received from the disposition of, shares or ADRs. Backup withholding may apply if a U.S. Holder (i) fails to furnish its taxpayer identification number (“TIN”), which, in the case of an individual, is his or her social security number; (ii) fails to provide certification of exempt status; (iii) is notified by the IRS that he or she has failed properly to report payments of interest and dividends; (iv) under certain circumstances, fails to certify, under penalty of perjury, that he or she has furnished a correct TIN or the Bank has been notified by the IRS that such U.S. Holder is subject to backup withholding for failure to furnish a correct TIN; or (v) otherwise fails to comply with the applicable requirements of the backup withholding rules.

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

Passive Foreign Investment Company Status

The foregoing discussion of dividends and capital gains assumes that the Bank is not a passive foreign investment company (a “PFIC”), for U.S. federal income tax purposes. Based upon (i) certain U.S. Treasury Regulations and (ii) the regulatory status of the Bank under local laws, its banking activities performed in the ordinary course of business (including lending, accepting deposits and depositing money in other banks), the proportion of its income derived from activities that are “bona fide” banking activities for U.S. federal income tax purposes and its securities activities performed in the ordinary course of business (including selling debt instruments to customers in a dealer capacity), the Bank believes that it was not a PFIC for 2005 (the latest period for which the determination can be made) and, based further on its present regulatory status under local laws, the present nature of its activities, and the present composition of its assets and sources of income, the Bank does not expect to be a PFIC for the current year or for any future years. However, because PFIC status is a factual determination made annually and because there are uncertainties in the application of the relevant rules, there can be no assurances that the Bank will not be considered to be a PFIC for any particular year.

If for any year in which a U.S. Holder held shares or ADRs, the Bank were to qualify as a PFIC, the U.S. Holder would be subject to special rules with respect to (i) any gain realized on the sale or other disposition (including a pledge) of the shares or ADRs and (ii) any “excess distribution” by the Bank to the U.S. Holder (generally, any distributions to the U.S. Holder in respect of the shares or ADRs during a single taxable year to the extent the distributions exceed 125% of the average annual distributions received by the U.S. Holder in respect of the shares or ADRs during the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the shares or ADRs). Under these rules, (i) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the shares or ADRs, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income, (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year and (iv) the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

U.S. Holders can avoid the interest charge by making a mark to market election with respect to the ADRs and shares, provided that the shares are “marketable” within the meaning of U.S. Treasury Regulations. The shares will not be considered “marketable” for purposes of this election unless the exchange or market on which the shares are regularly traded is a qualified exchange or other market. Under U.S. Treasury Regulations, a foreign stock exchange, such as the ATHEX, may constitute a qualified exchange if it meets certain trading, listing, financial disclosure and other requirements set forth in the regulations. The mark to market election will remain in effect unless the IRS consents to revocation, or until the shares cease to be marketable. A U.S. Holder that makes a mark to market election generally will, subject to certain limitations, be required to take into account the difference, if any, between the fair market value and the adjusted tax basis of its ADRs or shares, at the end of a taxable year, as ordinary income (or, subject to certain limitations, ordinary loss) in calculating its income for such year. In the case of a mark to market election, gains from an actual sale or other disposition of the ADRs or shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the ADRs or shares will be treated as ordinary loss to the extent of any net mark to market gains for prior years.

Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC. If the shares or ADRs constitute equity interests in a PFIC, a U.S. Holder will be required to make an annual return on Internal Revenue Service Form 8621 regarding distributions received with respect to shares or ADRs and any gain realized on the disposition (including a pledge) of shares or ADRs.

Prospective investors should consult their own tax advisors as to the potential application of the PFIC rules as well as the impact of any proposed legislation that could affect them.

The information set out above is a summary only and U.S. and other taxation may change from time to time. Prospective investors should consult their own advisors as to the consequences of the purchase, ownership and disposition of shares and ADRs including, in particular, the effects of the tax laws of any other jurisdiction.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

NBG has filed with the U.S. Securities and Exchange Commission a registration statement on Form F-1 (which, together with all amendments, exhibits and schedules thereto, is referred to as the “Registration Statement”) under the Securities Act, with respect to its ordinary shares offered in the United States. NBG is subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (known as the “Exchange Act”), applicable to foreign private issuers, and in accordance therewith, is required to file reports, including annual reports on Form 20-F, and other information with the Commission. The Registration Statement, including the exhibits and schedules thereto, its annual reports on Form 20-F, and reports and other information filed by NBG with the Commission may be obtained, upon written request, from The Bank of New York, as the depositary referred to under “Description of American Depositary Receipts”, at its Corporate Trust Office located at 101 Barclay Street, New York, New York 10286. Such reports and other information can be inspected without charge and copied at prescribed rates at the public reference facility maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 233 Broadway, New York, New York 10279 and the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material and any part thereof will also be available by mail from the Public Reference Section of the U.S. Securities and Exchange Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Also, certain reports and other information concerning NBG will be available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

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

J. Relationship with the Hellenic Republic

Shareholding

The Hellenic Republic does not own any portion of the issued share capital of the Bank; certain pension funds (most of whose boards of directors are appointed by the Hellenic Republic) own approximately 21.3% of the issued shares.

The remaining shares are held by institutional and retail investors in the Hellenic Republic and institutional investors internationally. See Item 3.D, “Risk Factors—State-related entities may have an important influence on the Bank”.

Hellenic Republic as Shareholder

Not applicable.

Hellenic Republic as Customer

The Hellenic Republic, including state-related entities, is the largest customer of the Bank in terms of loans and deposits. At December 31, 2005, approximately 2.8% of the Bank’s outstanding gross loans were to the Hellenic Republic and state-related entities, and approximately 4.8% of the Bank’s deposits were from the Hellenic Republic and state-related entities. The commercial relationship between the Bank, the Hellenic Republic and other state-owned enterprises is conducted on a normal “arm’s length” basis. The Group’s senior management believes that the commercially-oriented strategy currently being implemented will continue for the foreseeable future.

ITEM 11    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are subject to various types of interest rate risk, which arise in the activities outlined below. Management characterizes these types as fixed interest rate risk, repricing (or gap) risk, and credit spread risk.

Principal activities

We are the principal market maker in Greek Government bonds and are active in Euro-denominated interest rate swaps. We routinely enter into asset swaps of foreign currency denominated debt issued by Greece for the purpose of servicing institutional clients. We are active in trading and carry a small inventory of international investment grade corporate debt securities. The Bank is also active in the interbank deposit market. Our relatively large inventory facilitates our market-making activity and the distribution of Greek Government bonds to retail and institutional investors in Greece and abroad.

The majority of the euro interest rate risk carried on our swap portfolio is hedged by Euro-denominated Greek Government bonds. We also enter into futures contracts on medium- and long-term German government bonds in order to provide an economic hedge of fixed interest rate exposure arising from our position in fixed-rate Greek Government bonds. As a result of this economic hedging activity, fixed rate exposure is converted into a credit-spread exposure over the yield of medium-and long-term German government bonds, which is characterized by moderate movement resulting in lower volatility. As a secondary means of hedging the trading portfolio of Greek Government bonds, the Bank also uses the swap market to convert part of the fixed rate exposure to a floating rate exposure in order to reduce earnings volatility in periods of volatile interest rates.

Interest rate exposure

Please see Item 5.A, “Operating and Financial Review and Prospects—Operating Results—Asset/Liability, Internal Audit and Risk Management—Interest Rate Exposure”.

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

The fixed interest rate risk due to the bond as well as the swaps portfolio, together with their hedged instruments, is monitored by converting the notional amount positions into constant maturity positions (i.e., ten-year equivalent positions). Furthermore, a breakdown of the fixed interest risk into maturing buckets is performed and a Value at Risk (“VAR”) report is produced daily taking into account the sum of all our trading positions in all currencies for the Treasuries of the Bank.

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

Assets and Liabilities by Currency Denominations

Please see Item 5.A, “Operating and Financial Review and Prospects—Operating Results—Asset/Liability, Internal Audit and Risk Management—Assets and Liabilities by Currency Denominations”.

Liquidity risk

Please see Item 5.A, “Operating and Financial Review and Prospects—Operating Results—Asset/Liability, Internal Audit and Risk Management—Liquidity Exposure”.

Foreign exchange risk

The Bank trades in all major currencies holding mainly short-term positions, which arise from and are used for servicing our institutional, corporate, domestic and international clientele.

The Bank’s strategy is to hold minimal open foreign exchange risk but at a level sufficient to service our client base. In this context, the non-euro denominated Eurobond positions are funded by customer and interbank deposits in the respective currencies. The Bank’s open foreign exchange position is limited to the capital contributed to the operations outside Greece (branches and subsidiaries) with the associated foreign exchange risk. In addition, because non-euro denominated expenses are largely offset by non-euro denominated revenues, the foreign exchange risk is low.

The Bank files standard foreign exchange position reports on a regular basis, which enables the Central Bank to monitor our foreign exchange risk. VAR limits are set according to the guidelines of the Group’s Risk Management Council and monitored by the Internal Audit Division.

Emerging markets risk

We are present in Albania, FYROM, Romania, Bulgaria, Turkey, Serbia-Montenegro and Egypt, all of which are considered emerging markets.

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

Interest rate sensitivity analysis

We have performed a sensitivity analysis that estimated the impact that a change in interest rates would have on the fair value of financial instruments held as at December 31, 2005. The analysis below was performed based on the following assumptions:

Balance sheet items (except Derivative financial instruments)

•       All balance sheet items have been revalued assuming both a 0.5% and a 1% for 2004 and a 0.5% and a 1% for 2005 (i.e., 50 and 100 basis points) increase in interest rates and both a 0.5% and a 1% for 2004 and a 0.5% and a 1% for 2005 (i.e., 50 and 100 basis points) decrease in interest rates across the maturity ladder (i.e. “parallel shift of the yield curve”). For 2004, in the negative shifts (i.e. -100, -50 basis points), the JPY rates were not changed because the biggest part of each corresponding curve was less than 100 basis points. For the same reason the CHF rates were not changed in the -50 basis points negative shift. For 2005 in the negative shifts (i.e. -100, -50 basis points), the JPY rates were not changed because the biggest part of each corresponding curve was less than 100 basis points.

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

Derivative financial instruments

•       All derivative financial instruments have been revalued assuming both a 0.5% and a 1% for 2004 and a 0.5% and a 1% for 2005 (i.e., 50 and 100 basis points) increase and both a 0.5% and a 1% for 2004 and a 0.5% and a 1% for 2005 (i.e. 50 and 100 basis points) decrease in interest rates across the maturity ladder, (i.e., “parallel shift of the yield curve”.). For 2004, in the negative shifts (i.e. -100, -50 basis points), the JPY rates were not changed because the biggest part of each corresponding curve was less than 100 basis points. For the same reason the CHF rates were not changed in the -50 basis points negative shift. For 2005 in the negative shifts (i.e. -100, -50 basis points), the JPY rates were not changed because the biggest part of each corresponding curve was less than 100 basis points.

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

•       All other variables, such as foreign currency exchange rates, were held constant.

	December 31, 2005		Market Value Change		Market Value Change
	Carrying Amount	Fair value	+100bps	-100bps	+50bps	-50bps
	(EUR in thousands)
Assets
Deposits with central bank	1,184,383	1,184,383	(1,683)	1,666	(842)	838
Federal funds sold and securities purchased under agreements to resell	2,495,733	2,495,733	(6,924)	6,960	(3,467)	3,476
Interest bearing deposits with banks	1,322,015	1,322,015	(11,551)	12,013	(5,832)	5,948
Money market investments	179,073	179,073	(56)	56	(28)	28
Debt and equity trading assets	13,663,419	13,663,419	(178,474)	105,018	(82,082)	63,919
Derivative assets	284,469	284,469	(335,293)	471,794	(186,969)	210,924
Available-for-sale securities at fair value	2,607,009	2,607,009	(59,714)	46,985	(30,508)	23,000
Held to maturity	20,867	20,867	—	—	—	—
Loans	29,581,628	30,242,207	(123,282)	131,304	(62,579)	64,581
Total interest rate sensitive assets	51,338,596	51,999,175	(716,977)	775,796	(372,307)	372,714
Liabilities
Deposits	45,251,084	45,252,049	85,979	(81,454)	42,084	(41,179)
Central bank borrowings	353	353	—	—	—	—
Federal funds purchased and securities sold under agreements to repurchase	2,726,817	2,726,817	2,348	(2,354)	1,174	(1,176)
Other borrowed funds	195,690	195,690	4,064	(4,208)	2,049	(2,087)
Derivative liabilities	297,867	297,867	512,246	(584,945)	266,010	(280,256)
Long term debt	2,151,942	2,061,553	72,479	(82,783)	37,213	(39,719)
Total interest rate sensitive liabilities	50,623,753	50,534,329	677,116	(755,744)	348,530	(364,417)
Total interest rate balance sheet sensitivity			(39,861)	20,052	(23,777)	8,297

	December 31, 2005		Market Value Change		Market Value Change
	Notional Value	Fair value	+100bps	-100bps	+50bps	-50bps
	(EUR in thousands)
Derivatives
Interest rate swaps	24,695,592	(28,387)	(202,722)	266,019	(113,359)	117,352
Cross currency interest rate swaps	330,321	(38,845)	15,400	822	7,908	407
Foreign exchange swaps	5,057,523	25,289	(15)	(505)	(7)	(254)
Financial futures	12,038,961	20,341	352,943	(376,754)	179,313	(185,262)
Outright foreign exchange forwards	489,750	6,017	(88)	848	(45)	414
Options	1,512,906	2,187	11,434	(3,580)	5,232	(1,989)
Total interest rate derivatives sensitivity			176,952	(113,150)	79,042	(69,332)

	December 31, 2004		Market Value Change		Market Value Change
	Carrying Amount	Fair value	+100bps	-100bps	+50bps	-50bps
	(EUR in thousands)
Assets
Deposits with central bank	390,768	390,768	(368)	368	(184)	184
Federal funds sold and securities purchased under agreements to resell	3,784,470	3,784,470	(3,566)	3,566	(1,783)	1,791
Interest bearing deposits with banks	4,859,268	4,859,268	(3,596)	3,596	(1,798)	1,892
Money market investments	150,023	150,023	(852)	847	(426)	424
Debt and equity trading assets	10,555,535	10,555,535	(307,409)	332,103	(156,478)	162,730
Derivative assets	186,061	186,061	168,479	(181,557)	85,951	(88,764)
Available-for-sale securities at fair value	3,548,381	3,548,381	(105,628)	79,883	(35,407)	27,541
Loans	26,060,193	26,752,583	(87,793)	96,788	(33,655)	39,836
Total interest rate sensitive assets	49,534,699	50,227,089	(340,733)	335,594	(143,780)	145,634
Liabilities
Deposits	40,242,676	40,244,514	90,908	(91,160)	27,787	(27,478)
Central bank borrowings	1,411	1,411	1	(1)	—	—
Federal funds purchased and securities sold under agreements to repurchase	6,664,782	6,664,782	20,696	(22,831)	9,466	(9,392)
Other borrowed funds	196,623	196,623	4,880	(4,929)	1,265	(1,222)
Derivative liabilities	287,402	287,402	200,934	(202,713)	102,669	(97,848)
Long term debt	1,648,247	1,641,750	15,389	(14,828)	7,768	(7,440)
Total interest rate sensitive liabilities	49,041,141	49,036,482	332,808	(336,462)	148,955	(143,380)
Total interest rate balance sheet sensitivity			(7,925)	(868)	5,175	2,254

	December 31, 2004		Market Value Change		Market Value Change
	Notional Value	Fair value	+100bps	-100bps	+50bps	-50bps
	(EUR in thousands)
Derivatives
Interest rate swaps	11,129,683	(86,928)	30,166	(44,555)	16,257	(18,860)
Cross currency interest rate swaps	463,682	(20,417)	16,512	982	8,485	476
Foreign exchange swaps	3,230,646	18	(4)	(47)	(2)	(37)
Financial futures	8,081,455	6,644	319,322	(344,083)	162,617	(168,804)
Outright foreign exchange forwards	593,119	1,651	(45)	3,002	(23)	474
Options	638,648	(2,272)	3,462	431	1,286	139
Forward rate agreements	110,124	(37)	—	—	—	—
Total interest rate derivatives sensitivity			369,413	(384,270)	188,620	(186,612)

The absolute market value change of our debt and equity trading assets in a 100 bps parallel shift of the yield curve has decreased from €307.4 million (upward shift) and €332.1 million (downward shift) in 2004 to €178.5 million (upward shift) and €105.0 million (downward shift) in 2005 reflecting lower levels of interest rate risk.

The absolute market value change of our available-for-sale securities in a 100 bps parallel shift of the yield curve has decreased from €105.6 million (upward shift) and €79.9 million (downward shift) in 2004 to €59.7million (upward shift) and €47.0 million (downward shift) in 2005, respectively. This was due to the decreased volume of our available for sale portfolio.

The market value change of our loan portfolio in a 100 bps parallel shift of the yield curve has increased from €87.8 million (upward shift) and €96.8 million (downward shift) in 2004 to €123.3 million (upward shift) and €131.3 million (downward shift) in 2005, reflecting the increase of our loan portfolio as well as the increase of fixed rate loans (mainly corporate bond loans) as a percentage of total loans.

On the liabilities side, the market value change of our federal funds purchased and securities sold under agreements to repurchase in a 100 bps parallel shift of the yield curve decreased from €20.7 million (upward shift) and €22.8 million (downward shift) in 2004 to €2.3 million (upward shift) and €2.4 million (downward shift) in 2005, reflecting mainly the decrease in the volume of our federal funds purchased and securities sold under agreements to repurchase.

The absolute market value change of our derivatives portfolio in a 100 bps parallel shift of the yield curve decreased from €369.4 million (upward shift) and €384.3 million (downward shift) in 2004 to €176.9 million (upward shift) and €113.1million (downward shift) in 2005. This is mainly due to the decrease in Interest Rate Swaps/Cross Currency Swaps sensitivity. as a result of rebalancing of the swap portfolio

Foreign currency exchange sensitivity analysis

We deal in several currencies hence, a sensitivity analysis has been performed to show the effects that a simultaneous change of all currencies against the euro would have on our financial position.

The foreign currency exchange sensitivity analysis below was performed based on the following assumptions:

Balance sheet items

•       For the fiscal year ended December 31, 2004 and 2005 all balance sheet items have been revalued assuming a 10% increase and a 10% decrease in the value of all currencies other than the euro and those currencies that are denominations of the euro against the euro.

•       All other variables, such as interest rates, were held constant.

	December 31, 2005		Market Value Change
	Carrying amount	Fair value	+10%	-10%
	(EUR in thousands)
Assets
Cash and due from banks	1,510,972	1,510,972	38,146	(31,211)
Deposits with central bank	1,184,383	1,184,383	12,968	(10,610)
Federal funds sold and securities purchased under agreements to resell	2,495,733	2,495,733	228	(187)
Interest bearing deposits with banks	1,322,015	1,322,015	116,044	(94,945)
Money market investments	179,073	179,073	12,353	(10,107)
Debt and equity trading assets	13,663,419	13,663,419	19,262	(15,760)
Derivative assets	284,469	284,469	7,042	(5,762)
Available-for-sale, at fair value and held-to-maturity	2,627,876	2,627,876	61,780	(50,548)
Net loans	29,581,628	30,242,207	366,510	(299,872)
Customers’ liability on acceptances	205	205	23	(19)
Total foreign exchange sensitive assets	52,849,773	53,510,352	634,356	(519,021)
Liabilities
Deposits	45,251,084	45, 252,049	(998,136)	816,656
Central bank borrowings	353	353	(39)	32
Federal funds purchased and securities sold under agreements to repurchase	2,726,817	2,726,817	(4,882)	3,995
Other borrowed funds	195,690	195,690	(63,876)	52,262
Derivative liabilities	297,867	297,867	(13,091)	10,711
Long-term debt	2,151,942	2,061,553	(472)	386
Insurance reserves	1,537,128	1,537,128	(4,129)	3,378
Total foreign exchange sensitive liabilities	52,160,881	52,071,457	(1,084,625)	887,420
Total foreign exchange balance sheet sensitivity			(450,269)	368,399

	December 31, 2005		Market Value Change
	Notional Value	Fair value	+10%	-10%
	(EUR in thousands)
Derivatives
Interest rate swaps	24,695,592	(28,387)	(3,022)	2,747
Cross currency interest rate swaps	330,321	(38,845)	(19,082)	17,347
Foreign exchange swaps	5,057,523	25,289	366,889	(333,536)
Financial futures	12,038,961	20,341	54,556	(49,596)
Outright foreign exchange forwards	489,750	6,017	(4,532)	4,120
Options	1,512,906	2,187	13,265	(3,468)
Total foreign exchange derivatives sensitivity	44,125,053	(13,398)	408,074	(362,385)

	December 31, 2004		Market Value Change
	Carrying amount	Fair value	+10%	-10%
	(EUR in thousands)
Assets
Cash and due from banks	703,408	703,408	29,216	(23,904)
Deposits with central bank	390,768	390,768	11,880	(9,720)
Federal funds sold and securities purchased under agreements to resell	3,784,470	3,784,470	2,144	(1,754)
Interest bearing deposits with banks	4,859,268	4,859,268	173,872	(142,259)
Money market investments	150,023	150,023	7,823	(6,401)
Debt and equity trading assets	10,555,535	10,555,535	55,346	(45,283)
Derivative assets	186,061	186,061	52,254	(46,938)
Available-for-sale, at fair value	3,548,381	3,548,381	170,030	(139,115)
Net loans	26,060,193	26,752,583	470,916	(385,295)
Customers’ liability on acceptances	711	711	78	(64)
Total foreign exchange sensitive assets	50,238,818	50,931,208	973,559	(800,733)
Liabilities
Deposits	40,242,676	40,244,514	(1,012,316)	828,259
Central bank borrowings	1,411	1,411	(157)	128
Federal funds purchased and securities sold under agreements to repurchase	6,664,782	6,664,782	(64,962)	53,151
Other borrowed funds	196,623	196,623	(20,213)	16,538
Derivative liabilities	287,402	287,402	132,865	(115,827)
Acceptances outstanding	711	711	(78)	64
Long-term debt	1,648,247	1,641,750	(16,044)	13,127
Total foreign exchange sensitive liabilities	49,041,852	49,037,193	(980,905)	795,440
Total foreign exchange balance sheet sensitivity

	December 31, 2004		Market Value Change
	Notional Value	Fair value	+10%	-10%
	(EUR in thousands)
Derivatives
Interest rate swaps	11,129,683	(86,928)	(2,038)	1,853
Cross currency interest rate swaps	463,682	(20,417)	(27,818)	25,289
Foreign exchange swaps	3,230,646	18	216,474	(196,794)
Financial futures	8,081,455	6,644	1,112	(1,011)
Outright foreign exchange forwards	593,119	1,651	(4,026)	3,660
Options	638,648	(2,272)	1,416	4,239
Forward rate agreements	110,124	(37)	—	—
Total foreign exchange derivatives sensitivity			185,120	(162,764)

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

By resolution adopted by the Second Repeat General Meeting of Shareholders on November 3, 2005, the share capital was increased:

(a)          by €101,274,438.72 through the absorption, by National Bank of Greece, of the Société Anonyme “National Investment Company S.A.”, in compliance with the provisions of Article 16 of Law 2515/1997, in conjunction with the provisions of Articles 1-5 of Law 2166/1993 and Articles 68,69-77 of Codified Law 2190/1920.

(b)         by €22,311,177.78 resulting from an equivalent capitalization of a part of the Bank’s share premium account reserve, which was decided so that the nominal value of the total number of the Bank’s shares increases to €4.80, subsequent to the merger by absorption of  “National Investment Company S.A.” by National Bank of Greece.

Thus, as of December 31, 2005, the Bank’s share capital amounted to €1,615,675,416, divided into 336,599,045 shares, of a nominal value of €4.80 each.

By resolution adopted by the Second Repeat General Meeting of Shareholders on February 3, 2006, the share capital was increased:

(a)          by €20,027,755 through the absorption, by National Bank of Greece, of the Société Anonyme “National Real Estate S.A.”, in compliance with the provisions of Article 16 of Law 2515/1997, in conjunction with the provisions of Articles 1-5 of Law 2166/1993 and Articles 68, 69-77 of Codified Law 2190/1920.

(b)         by €60,643,889 resulting from an equivalent capitalization of a part of the Bank’s share premium account reserve, which was decided so that the nominal value of the total number of the Bank’s shares increases to €5, subsequent to the merger by absorption of “National Real Estate S.A.” by National Bank of Greece. Thus, the Bank’s share capital on March 31, 2006 increased to €1,696,347,060 and was divided into 339,269,412 shares, of a nominal value of €5 each.

On June 1, 2006, the Bank’s shareholders at the Annual General Meeting approved the increase in the share capital of the Bank by €678,538,820, with payment in cash with pre-emptive rights in favour of existing shareholders, at a ratio of 4 new to 10 old shares. The share capital increase was completed on July 7, 2006. A total of 135,707,764 new common registered shares were issued, of a nominal value of €5 and offer price of €22.11, chiefly for the purpose of the implementation of Finansbank’s acquisition. Thus, the Bank’s share capital as of the date of filing of this Annual Report amounts to €2,374,885,880 and is divided into 474,977,176 shares, of a nominal value of €5 each. The new shares are not entitled to receive any dividend from the 2005 profits.

B.              Not applicable.

C.              Not applicable.

D.             Not applicable.

E.              Not applicable.

ITEM 15            CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2005, we performed an evaluation, under the supervision and with the participation of our management, including our Chairman and Chief Executive Officer, Deputy CEO, and Chief Financial Officer and Chief Operations Officer of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon that evaluation, the Chief Executive Officer, Deputy CEO, and Chief Financial Officer and Chief Operations Officer have concluded that our disclosure controls and procedures are effective in providing reasonable assurance that material financial and non-financial information required to be disclosed in this annual report is recorded, processed, summarized and reported in a timely manner and that it is accumulated and communicated to our management, including our Chairman and Chief Executive Officer, Deputy CEO, Chief Financial Officer and Chief Operating Officer, as appropriate, to allow timely decisions regarding required disclosure.

According to the applicable rules of the SEC foreign private issuers such as us are required to comply with the Sarbanes-Oxley Act of 2002, Section 404 of the Act, and assess and report on internal controls over financial reporting on an annual basis, commencing with fiscal year ending December 31, 2006. We are in the process of implementing the requirements of Section 404 of the Act and are making preparations to comply with such requirements.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2005, there have been no changes in our internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A  AUDIT COMMITTEE FINANCIAL EXPERT

On May 18, 2004, the Bank’s Board of Directors appointed Mr. Stephanos Pantzopoulos, an independent non-executive member of the Board, as the Audit Committee Financial Expert. Mr. Pantzopoulos is independent, as that term is defined in the listing standards of the New York Stock Exchange. Mr. Pantzopoulos holds a degree in economics, was in public accounting service in Greece and abroad for more than 35 years and has served as Chairman and Managing Partner of the Greek practice of Arthur Andersen from 1977 to 1998. During that period of time, Mr. Pantzopoulos was actively involved in the supervision of the audit (in accordance with U.S. GAAP) of the accounts of a large number of subsidiary companies, affiliated companies and branches in Greece of U.S.-based companies. In addition, Mr. Pantzopoulos has served as member of the Supervisory Board of the Greek Certified Public Accountants’ Association from 1992 to 2000 and is currently the Deputy-Chairman of the Association’s Committee for International Relations, representing Greece in the European Union’s Committee on Auditing Affairs. Mr. Pantzopoulos has also served as member of the Board of Directors of the Hellenic-American Chamber of Commerce for a number of years.

ITEM 16B  CODE OF ETHICS

The Bank’s Board of Directors approved a Code of Ethics for Financial Professionals on February 12, 2004, which covers all Group companies. The Code of Ethics covers the activities of the Executive Members of the Board of each Group entity, the CEO and CFO of each Group company as well as all persons responsible for the preparation of financial statements and those dealing with investor relations. The Code of Ethics, among other matters, includes provisions for compliance with applicable rules and regulations, demonstrating personal integrity, engaging in honest and ethical conduct, and ensuring that public communications by the Bank are complete, accurate, timely and understandable. A copy of the Code of Ethics for Financial Professionals has been posted on the Bank’s website at the following address: http://www.nbg.gr.

ITEM 16C  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Hadjipavlou Sofianos & Cambanis S.A. has served as our independent public accountant for each of the past three years ended December 31, 2003, 2004 and 2005. The following table presents the aggregate fees for professional audit services and other services rendered by the Group’s principal accounting firm Deloitte Hadjipavlou Sofianos & Cambanis S.A., the other member firms of Deloitte Hadjipavlou Sofianos & Cambanis S.A., and their respective affiliates (collectively, “Deloitte”) in 2005 and 2004.

	Year ended December 31,
Fees by category	2004	2005
	(amounts in EUR thousands)
Audit fees	2,588.2	2,662.9
Audit-related fees	166.3	124.0
Tax fees	186.4	178.3
All other fees	—	113.0
Total	2,940.9	3,078.2

Audit Fees

Fees billed for audit services for the year ended December 31, 2004 and 2005 consisted primarily of the audit of the Group’s consolidated U.S. GAAP financial statements, the audit of statutory and subsidiary financial statements, IFRS transition balance sheet, comfort letters, and SEC consents.

Audit-Related Fees

Fees billed for audit-related services for the year ended December 31, 2004 and 2005 consisted primarily of employee benefit plan audits, other audit and attest services, and system and application control reviews.

Tax Fees

Fees billed for tax services for the years ended December 31, 2004 and 2005 consisted primarily of tax compliance, advisory, and planning services and preparation of tax returns.

All other Fees

No fees were billed for other services for the year ended December 31, 2004. In the year ended December 31, 2005, other fees mainly referred to services provided by our independent public accountants to the Group’s subsidiaries United Bulgarian Bank (UBB) and Astir Palace Vouliagmenis S.A. Services provided to UBB included permitted human resources services related to UBB’s function improvement project, while services provided to Astir Palace Vouliagmenis S.A. related to advice on reorganization.

The Audit Committee has implemented a policy as of May 6, 2003 to approve, on a case-by-case basis, all audit-related services, tax services, and other services in accordance with the rules and regulations concerning auditor independence promulgated by the SEC to implement the Sarbanes-Oxley Act of 2002. Following its decision on January 30, 2006, the Audit Committee has adopted pre-approval guidelines for all allowable non-audit services to be offered by the Group’s statutory auditors for which the fee is not higher than the equivalent of €20,000, as well as for services to NBG Private Equity Ltd regarding the performance of standard agreed upon procedures to audit the exit calculations of Fund investments. These services may be approved by the Chief Financial Officer and Audit Committee approval is obtained at the next Audit Committee meeting. All other allowable audit and non-audit services to be offered by the Group’s statutory auditors are approved, on a case-by-case basis, in accordance with the rules and regulations concerning auditor independence promulgated by the SEC to implement the Sarbanes-Oxley Act of 2002.

For 2005, the Audit Committee has approved the audit of the Group’s consolidated U.S. GAAP financial statements. All remaining “Audit fees”, “Audit related fees” and “Tax fees” for 2005 were specifically approved by the Audit Committee.

ITEM 16D  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On May 18, 2004, the ordinary General Meeting of Shareholders approved the Bank’s share buy-back program, on the basis of article 16, paragraph 5 et seq. of Codified Law 2190/1920, which permitted the Bank to purchase up to 5% of paid-up capital, during the period June 15, 2004 to April 30, 2005, at a price per share ranging from a minimum of €4.50 to a maximum of €26.92.

At the general meeting of shareholders held on 17 May 2005, the program was renewed, effective from June 1, 2005, and expiring May 31, 2006 at a price per share ranging from a minimum of €4.50 to a maximum of €37.00.

At the annual General Meeting of Shareholders on April 27, 2006, a share buy-back program in accordance with article 16 par. 5 et seq. of Law 2190/1920 was approved, allowing the buy-back of shares up to 10% of the aggregate amount of the shares of the Bank with a minimum purchase price of €5 and a maximum of €60 per share for the time period between May 5, 2006 and April 27, 2007. The Bank has not purchased any  shares under the abovementioned plan until the date of this annual report.

Pursuant to the buy-back program, in the course of 2005, the Bank purchased shares as follows:

Period	Total number of shares	Average price paid per share (in EUR)	Total number of shares purchased as part of publicly announced program	Maximum Number of shares that may yet be purchased under the program
5/1-10/1/05	71,850	24.71	71,850	15,049,616
2/2-10/2/05	78,750	25.18	78,750	14,970,866
21/3-30/3/05	26,820	26.46	26,820	14,944,046
27/4/05	10,505	26.28	10,505	14,933,541
14/6/05	34,015	28.24	34,015	14,899,526
7/7/05	32,060	29.11	32,060	14,867,466
12/8/05	40,000	30.77	40,000	14,827,466
21/9/05	41,000	29.90	41,000	14,786,466
19/10/05	35,000	30.99	35,000	16,543,776

In addition, on October 4, 2005, the Bank sold 1,792,310 shares for an average price of €32.9. Thus the October 19, 2005 purchase of 35,000 shares did not surpass the maximum number of shares that the Bank is permitted to buy under the program.

All purchases were made in market transactions effected on the ATHEX. No purchases were made other than in accordance with our buy-back program.

PART III

ITEM 17            FINANCIAL STATEMENTS

Please see Item 18.

ITEM 18            FINANCIAL STATEMENTS

See our consolidated financial statements and the notes thereto beginning on page F-1, which we incorporate herein by reference.

ITEM 19            EXHIBITS

Exhibit Number	Description of Exhibits
1	An English translation of the Articles of Association of the Bank, as amended with effect from July 2006.
8	Subsidiaries of the Bank.
12.1

Certification of the Chairman and Chief Executive Officer, the Vice Chairman and Deputy Chief Executive Officer and the Chief Financial Officer and Chief Operations Officer pursuant to Rule 13(a)-14(a) of the Securities Exchange Act of 1934.

13.1

Certification of Chairman and Chief Executive Officer, Vice Chairman and Deputy Chief Executive Officer and CFO and COO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(This page has been left blank intentionally.)

Signatures

The registrant hereby certifies that it meets all of the requirements for this filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NATIONAL BANK OF GREECE S.A. (Registrant)
By:	/s/ TAKIS ARAPOGLOU
Name: Takis Arapoglou Title: Chairman and Chief Executive Officer

Date: July 14, 2006

National Bank of Greece S.A. and Subsidiaries
Consolidated Financial Statements as of December 31, 2004 and 2005 and for the Years Ended December 31, 2003, 2004 and 2005 and Report of Independent Registered Certified Public Accounting Firm

National Bank of Greece S.A. and Subsidiaries

Consolidated Financial Statements as of December 31, 2004 and 2005
and for the Years Ended December 31, 2003, 2004 and 2005 and
Report of Independent Registered Certified Public Accounting Firm

Report of Independent Registered Certified Public Accounting Firm

To the Shareholders of the
National Bank of Greece S.A. and subsidiaries
Athens, Greece

We have audited the accompanying consolidated balance sheets of National Bank of Greece S.A. and subsidiaries (the “Group”) as of December 31, 2004 and 2005 and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Bank of Greece S.A. and subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of the EUR amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such US dollar amounts are presented solely for the convenience of the readers in the United States.

Deloitte, Hadjipavlou, Sofianos & Cambanis S.A. Athens, Greece
June 30, 2006

July 13, 2006 as to Note 40 Paragraphs (a) and (b)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2004	2005	2005
		(EUR in thousands)	(EUR in thousands)	(USD in thousands)
				(Note 2)
ASSETS
Cash and due from banks	5	703,408	1,510,972	1,892,026
Deposits with central bank	6	390,768	1,184,383	1,483,074
Federal funds sold and securities purchased under agreements to resell	7	3,784,470	2,495,733	3,125,135
Interest bearing deposits with banks	8	4,859,268	1,322,015	1,655,416
Money market investments	9	150,023	179,073	224,234
Trading assets (includes EUR 1,340,309 thousand and EUR 1,585,916 thousand in 2004 and 2005 respectively, pledged as collateral)	10	10,555,535	13,663,419	17,109,215
Derivative assets	11	186,061	284,469	356,210
Securities:
Available-for-sale, at fair value	12	3,548,381	2,607,009	3,264,474
Held to maturity, at amortised cost (fair value of EUR 20,867 thousand at December 31, 2005)	12	—	20,867	26,129
Equity method investments	13	200,972	230,117	288,151
Loans	14	27,175,405	30,674,173	38,409,934
Less: Allowance for loan losses		(1,115,212)	(1,092,545)	(1,368,075)
Net loans		26,060,193	29,581,628	37,041,859
Goodwill	15	301,580	304,900	381,793
Software and other intangibles	15	63,424	42,486	53,200
Premises and equipment, net	16	788,277	745,180	933,108
Customers’ liability on acceptances		711	205	257
Accrued interest receivable		587,284	534,594	669,414
Other assets	17	2,472,425	2,545,932	3,187,994
Assets classified as held for sale	18	—	2,754,517	3,449,182
TOTAL ASSETS		54,652,780	60,007,499	75,140,871

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Continued)

		As of December 31,
	Note	2004	2005	2005
		(EUR in thousands)	(EUR in thousands)	(USD in thousands)
				(Note 2)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest bearing deposits	20	36,283,443	40,378,697	50,561,854
Non-interest bearing deposits	20	3,959,233	4,872,387	6,101,161
Total deposits		40,242,676	45,251,084	56,663,015
Central bank borrowings	21	1,411	353	442
Federal funds purchased and securities sold under agreements to repurchase	22	6,664,782	2,726,817	3,414,497
Derivative liabilities	11	287,402	297,867	372,986
Other borrowed funds	23	196,623	195,690	245,041
Acceptances outstanding		711	205	257
Accounts payable, accrued expenses and other liabilities	24	2,339,255	3,128,656	3,917,676
Insurance reserves	25	1,513,175	1,537,128	1,924,778
Long-term debt	26	1,648,247	2,151,942	2,694,643
Liabilities classified as held for sale	18	—	2,255,132	2,823,857
Total liabilities		52,894,282	57,544,874	72,057,192
Minority interests		181,940	89,177	111,667
SHAREHOLDERS’ EQUITY:
Common stock, par value EUR 4.50 in 2004 and EUR4,80 in 2005 (shares authorised, issued and outstanding: 331,575,511 and 336,599,045 at 2004 and 2005 respectively)		1,492,090	1,615,675	2,023,134
Additional paid-in capital	32	19,975	139,892	175,172
Accumulated surplus		259,429	616,663	772,180
Accumulated other comprehensive (loss)/income	38	15,192	2,322	2,908
Treasury stock, at cost (9,401,899 and 40,133 shares at 2004 and 2005 respectively)		(210,128)	(1,104)	(1,382)
Total shareholders’ equity		1,576,558	2,373,448	2,972,012
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		54,652,780	60,007,499	75,140,871

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

		Year ended December 31,
	Note	2003	2004	2005	2005
		(EUR in thousands)	(EUR in thousands)	(EUR in thousands)	(USD in thousands)
					(Note 2)
Interest Income:
Loans		1,101,869	1,315,110	1,591,972	1,993,454
Securities available-for-sale		98,904	76,074	92,843	116,257
Securities held-to-maturity		—	—	1,953	2,446
Trading assets		542,099	404,999	374,868	469,406
Federal funds sold and securities purchased under agreements to resell		122,361	116,153	108,673	136,079
Interest-bearing deposits with banks		110,322	137,221	199,607	249,946
Other		19,932	25,059	20,472	25,635
Total interest income		1,995,487	2,074,616	2,390,388	2,993,223
Interest Expense:
Deposits		573,321	454,460	598,705	749,694
Federal funds purchased and securities sold under agreements to repurchase	22	164,344	153,962	141,889	177,672
Other borrowed funds	23	1,082	3,349	4,595	5,754
Long-term debt	26	33,752	44,706	87,240	109,241
Other		4,639	5,430	4,692	5,875
Total interest expense:		777,138	661,907	837,121	1,048,236
Net interest income before provision for loan losses		1,218,349	1,412,709	1,553,267	1,944,987
Provision for loan losses	14	(139,061)	(201,234)	(225,013)	(281,759)
Net interest income after provision for loan losses		1,079,288	1,211,475	1,328,254	1,663,228
Non-Interest Income:
Credit card fees		64,561	75,220	79,675	99,768
Service charges on deposit accounts		42,027	43,293	38,218	47,856
Other fees and commissions		324,158	336,438	369,730	462,973
Net trading profit		107,780	5,451	5,933	7,429
Net realized (losses)/gains on sales of available-for-sale securities	12	(98,046)	16,305	119,523	149,666
Equity in earnings of investees	13	21,748	3,822	36,823	46,109
Other	28	811,606	807,745	816,871	1,022,879
Total non-interest income		1,273,834	1,288,274	1,466,773	1,836,680
Non-interest Expense:
Salaries		527,425	572,169	615,803	771,103
Employee benefits		271,019	249,326	260,898	326,694
Voluntary early retirement program expenses		—	135,376	16,667	20,870
Occupancy expenses		49,545	54,476	49,484	61,963
Equipment expenses		19,127	16,562	19,327	24,201
Depreciation of premises and equipment		70,972	73,403	60,209	75,394
Amortization of intangible assets		28,855	31,774	23,898	29,925
Impairment of equity method investments		77,378	—	—	—
Impairment of goodwill		133,384	—	16,162	20,238
Other than temporary impairment of available-for-sale securities		—	7,980	—	—
Deposit insurance premium		13,210	14,600	15,976	20,005
Other	29	960,309	1,184,959	916,281	1,147,359
Total non-interest expense		2,151,224	2,340,625	1,994,705	2,497,752
Income from continuing operations before income tax expense, minority interests		201,898	159,124	800,322	1,002,156
Income tax (expense) / benefit	30	(88,442)	6,035	(232,786)	(291,492)
Income from continuing operations		113,456	165,159	567,536	710,664
Discontinued operations		44,443	51,878	46,773	58,569
Income tax (expense)		(17,534)	(20,396)	(18,490)	(23,153)
Income from discontinued operations		26,909	31,482	28,283	35,416
Minority interests, net of tax		(12,869)	13,629	(40,625)	(50,871)
NET INCOME (carried forward)		127,496	210,270	555,194	695,209

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Continued)

		Year ended December 31,
	Note	2003	2004	2005	2005
		(EUR in thousands)	(EUR in thousands)	(EUR in thousands)	(USD in thousands)
					(Note 2)
NET INCOME (brought forward)		127,496	210,270	555,194	695,209
Other comprehensive income, net of tax:
Foreign currency translation adjustments	38	(23,572)	(9,202)	24,520	30,704
Net unrealized holding (losses) / gains on available-for-sale securities:
Net unrealized holding gains / (losses) during the period (net of tax expense/ (benefit) of: EUR 22,424 thousand in 2003, EUR 15,784 thousand in 2004 and EUR 12,604 thousand in 2005)		47,753	51,488	53,226	66,649
Less: reclassification adjustment for net (gains) / losses included in net income (net of tax expense / (benefit) of: EUR 33,738 thousand in 2003, EUR (5,741) thousand in 2004 and EUR (38,015) thousand in 2005)		62,319	(10,771)	(81,005)	(101,434)
Reclassification adjustment for impairment of available-for-sale securities (net of tax of EUR 2,599 thousand in 2004 nil in 2005)		—	5,381	—	—
Additional minimum pension liability (net of tax (benefit) of EUR (2,200) thousand in 2004) and EUR (144) thousand in 2005		—	(18,796)	(9,611)	(12,035)
Subtotal	38	110,072	27,302	(37,390)	(46,820)
COMPREHENSIVE INCOME		213,996	228,370	542,324	679,093
EARNINGS PER SHARE
Basic and diluted	33	0.40	0.66	1.71	2.14
Basic and diluted—excluding discontinued operations		0.32	0.56	1.63	2.04
CASH DIVIDENDS DECLARED PER SHARE		0.45	0.65	0.60	0.75

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Year ended December 31,
		2003	2004	2005	2005
	Note	(EUR in thousands)	(EUR in thousands)	(EUR in thousands)	(USD in thousands)
					(Note 2)
Common Stock:
Balance at beginning of year (231,870,986, 255,058,085 and 331,575,511 shares at 2003, 2004 and 2005 respectively)		1,043,419	1,147,761	1,492,090	1,868,382
Issuance of 5,023,534 shares in 2005 to acquire 100% interest in National Investment Company		—	—	22,606	28,307
Capitalization of additional paid-in capital (76,517,426 shares in 2004)		—	344,329	—	—
Capitalization of additional paid-in capital to raise par value of shares from EUR 4.50 to EUR 4.80		—	—	100,979	126,445
Capitalization of accumulated surplus/additional paid-in capital (23,187,099 shares in 2003)		104,342	—	—	—
Balance at end of year (255,058,085, 331,575,511 and 336,599,045 shares at 2003, 2004 and 2005 respectively)		1,147,761	1,492,090	1,615,675	2,023,134
Additional Paid-in Capital:
Balance at beginning of year		408,058	379,450	19,975	25,013
Issuance of shares to acquire the minority interest in National Investment Company (Ethnex)	32	—	—	139,835	175,100
Capitalization of additional paid-in capital		—	(344,329)	(100,979)	(126,445)
Gain/(Loss) on sales of treasury stock (net of tax)		(32,933)	(20,360)	76,350	95,605
Treasury stock dividends paid to subsidiaries		4,325	5,214	4,711	5,899
Balance at end of year		379,450	19,975	139,892	175,172
Accumulated Surplus:
Balance at beginning of year		296,129	214,942	259,429	324,855
Net income		127,496	210,270	555,194	695,209
Dividends		(104,341)	(165,783)	(197,960)	(247,884)
Capitalization of accumulated surplus.		(104,342)	—	—	—
Balance at end of year		214,942	259,429	616,663	772,180
Accumulated Other Comprehensive (Loss)/Gain—net of tax :
Balance at beginning of year		(89,408)	(2,908)	15,192	19,023
Net change in fair value of securities available-for-sale		110,072	46,098	(27,779)	(34,784)
Foreign currency translation adjustments		(23,572)	(9,202)	24,520	30,704
Additional minimum pension liability		—	(18,796)	(9,611)	(12,035)
Balance at end of year		(2,908)	15,192	2,322	2,908
Treasury Stock, at Cost:
Balance at beginning of year (11,411,727, 10,693,858 and 9,401,899 shares at 2003, 2004 and 2005 respectively)		(421,035)	(348,790)	(210,128)	(263,120)
Sale of treasury stock (2,194,520, 6,143,698 and 10,251,461 shares during 2003, 2004 and 2005 respectively)		77,960	183,137	235,591	295,005
Purchase of treasury stock (1,476,651, 4,851,739 and 889,695 shares during 2003, 2004 and 2005 respectively)		(5,715)	(44,475)	(26,567)	(33,267)
Balance at end of year (10,693,858, 9,401,899 and 40,133 shares at 2003, 2004 and 2005 respectively)		(348,790)	(210,128)	(1,104)	(1,382)
Total shareholders’ equity		1,390,455	1,576,558	2,373,448	2,972,012

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2003	2004	2005	2005
	(EUR in thousands)	(EUR in thousands)	(EUR in thousands)	(USD in thousands)
				(Note 2)
Cash flows from Operating Activities:
Net Income before discontinued operations	100,586	178,787	526,911	659,793
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for loan losses	139,061	201,233	225,013	281,759
Net loss on sale of premises and equipment	(31,463)	(31,052)	(35,035)	(43,871)
Net realized (loss)/gain on sales of available-for-sale securities	98,046	(16,305)	(119,523)	(149,666)
Net realized (loss)/gain on sales of subsidiaries	—	—	3,883	4,862
Equity in earnings or (losses) of equity method investees	(21,748)	(3,822)	(36,823)	(46,109)
Depreciation	70,971	73,404	60,209	75,393
Amortization of intangibles	28,855	31,773	23,899	29,926
Impairment of goodwill	133,384	—	—	—
Impairment of equity method investments	77,378	—	—	—
Additional minimum pension liability	—	(18,796)	(9,611)	(12,035)
Provision for deferred income taxes	(98,747)	(208,307)	64,600	80,892
Gain on the disposal of equity investments	—	(195)	(193)	(242)
Changes in assets and liabilities
Deposits with central bank	(301,849)	139,656	(793,615)	(993,758)
Trading assets and derivative instruments	1,249,048	3,217,482	(3,202,390)	(4,010,005)
Accrued interest receivable	153,853	63,754	41,314	51,733
Other assets	839,037	(231,407)	(104,907)	(131,364)
Accounts payable and accrued expenses	153,330	(279,391)	750,390	939,639
Insurance reserves	88,051	272,749	23,953	29,994
Cash flows provided by/(used in) operating activities from continuing operations	2,677,793	3,389,563	(2,581,925)	(3,233,066)
Cash flows provided by/(used in) operating activities from discontinued operations	6,930	39,687	48,878	61,205
Cash Flows from Investing Activities
Activities in available-for-sale securities:
Purchases	(3,053,148)	(507,217)	(4,687,219)	(5,869,295)
Sales proceeds	1,345,900	870,072	3,535,933	4,427,665
Maturities, prepayments and calls	44,038	1,610,460	931,210	1,166,053
Activities in held-to-maturity securities:
Maturities, prepayments and calls	—	—	20,867	26,129
Purchases	—	—	(41,734)	(52,259)
Acquisition of subsidiary companies	—	(50,581)	(8,400)	(10,518)
Purchases of premises and equipment	(162,098)	(216,217)	(117,669)	(147,344)
Proceeds from sales of real estate owned	85,396	52,357	104,154	130,421
Net proceeds from disposals, acquisitions and dividends received from equity investments	4,135	3,304	5,733	7,179
Increase of controlling interest in subsidiary companies	(31,718)	—	(25,646)	(32,114)
Net cash acquired with the subsidiary companies	4,448	—	4	5
Net cash provided by (used in):
Loan origination and principal collections	(2,452,489)	(4,340,876)	(4,980,924)	(6,937,070)
Federal funds sold and securities purchased under agreements to resell	1,281,905	(315,188)	1,277,725	1,599,956
Interest bearing deposits in banks	434,628	209,113	3,520,482	4,408,317
Deposits in money market accounts	32,493	(57,068)	(29,050)	(36,376)
Cash flows provided by/(used in) investing activities from continuing operations	(2,466,510)	(2,741,841)	(494,534)	(619,251)
Cash flows provided by/(used in) investing activities from discontinued operations	181,261	23,015	(72,821)	(91,186)

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Year ended December 31,
	2003	2004	2005	2005
	(EUR in thousands)	(EUR in thousands)	(EUR in thousands)	(USD in thousands)
				(Note 2)
Cash flows from Financing Activities:
Proceeds from issuance of long-term debt	350,000	482,149	513,220	642,650
Principal repayments and retirements of long-term debt	(11,697)	(10,301)	(9,526)	(11,928)
Treasury stock purchased	(5,715)	(43,594)	(26,567)	(33,267)
Proceeds from sales of treasury stock	47,701	161,896	331,022	414,503
Other, net	(33,993)	(740)	36,344	45,510
Dividends paid	(104,341)	(165,783)	(193,248)	(241,983)
Net cash provided by (used in):	—	—	—	—
Deposits	1,816,582	(1,741,542)	6,571,965	8,229,358
Central bank borrowings	—	(5,393)	(1,058)	(1,325)
Federal funds purchased and securities sold under agreements to repurchase	(2,180,819)	679,554	(3,402,190)	(4,260,193)
Other borrowings	(16,879)	20,363	131,056	164,107
Cash flows provided by/(used in) financing activities from continuing operations	(139,161)	(623,391)	3,951,018	4,947,432
Cash flows provided by/(used in) financing activities from discontinued operations	(222,943)	(166,921)	(4,608)	(5,770)
Effect of exchange rate change on cash and cash equivalents	(11,962)	(6,624)	13,470	16,867
Net (decrease)/increase in cash and cash equivalents	25,408	(86,512)	859,478	1,076,231
Cash and cash equivalents at beginning of year	764,512	789,920	703,408	880,801
Cash and cash equivalents at end of year	789,920	703,408	1,562,886	1,957,032
Cash and cash equivalents at end of year (discontinued operations)	(85,414)	(43,791)	(51,914)	(65,006)
Cash and cash equivalents from continuing operations at end of year	704,506	659,617	1,510,972	1,892,026
Supplemental Disclosure of Cash Flow Information:
Cash paid for:
Income taxes	181,230	209,184	154,445	193,395
Interest(i)	1,164,645	1,178,235	1,370,059	1,715,576
Supplemental schedule of non cash investing and financing activities
Issuance of common stock to effect the capitalization of statutory reserves	104,342	—	—	—
Issuance of common stock to effect the capitalization of additional paid-in capital	—	344,329	100,979	126,445

(i)    Interest paid includes also interest on derivative instruments presented in net trading (loss) / profit

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:   ORGANIZATION

The National Bank of Greece S.A. (the “Bank”) was incorporated in the Hellenic Republic in 1841. The National Bank of Greece S.A. and subsidiaries (the “Group”) is involved in diversified financial services activities including retail and commercial banking, global investment management, investment banking, insurance, investment activities and securities trading. The Group´s non-financial service activities include hotels, warehouse management and real estate investments. The Group operates primarily in Greece, but also has operations in Europe, North America and Africa.

NOTE 2:   REPORTING CURRENCY AND TRANSLATION INTO US DOLLARS

Financial statements for the Group as of December 31, 2005, are expressed in Euro (EUR). The translation of EUR amounts into US dollar amounts is presented solely for the convenience of the reader and should not be construed as representations that the amounts stated in EUR have been or could have been or could be now or at any time in the future converted into US dollars at this or any other rate of exchange. The exchange rate used for the purpose of this disclosure is the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs by the Federal Reserve Bank of New York on June 23, 2006 which was EUR 0.7986 to US $ 1.00 (EUR 0.8477 to US $ 1.00 on December 31, 2005).

NOTE 3:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Group in preparing these financial statements.

Principles of Consolidation—The consolidated financial statements of the Group include the accounts of the Bank and its direct and indirect subsidiaries. The Bank’s subsidiaries are entities in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control, for entities in which the equity holders have substantive voting interests. Effective December 31, 2003, the Group also consolidates variable interest entities (“VIEs”) where the Group is the primary beneficiary in accordance with the Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46 “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46”), as revised. The effects of intercompany transactions and balances have been eliminated on consolidation.

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

Foreign Currency Translation—Assets, liabilities and operations of foreign branches and subsidiaries are recorded based on the functional currency of each entity. The functional currency is the local currency for the majority of the foreign operations. The assets, liabilities and equity are translated, for consolidation purposes, from the other local currencies to the reporting currency, EUR, at current exchange rates. The resulting gains or losses are reported as a component of other comprehensive income and losses within shareholder’s equity. Transactions executed in other than local currencies are first translated into the local reporting currency. Any related currency exchange adjustments are included in income prior to any translation.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statement of Cash Flows—For purposes of the consolidated statements of cash flows, cash equivalents are defined as securities with maturities of 90 days or less on the date of acquisition and are presented under “cash and due from banks”.

Securities—Debt securities are classified based on management’s intention on the date of purchase. Debt securities which management has the positive intent and ability to hold-to-maturity are classified as held-to-maturity and reported at amortized cost. Securities that are bought and held principally for the purpose of resale in the near term are classified as trading instruments and are stated at fair value with unrealized gains and losses included in net trading profit or loss. All other debt securities are classified as available-for-sale and carried at fair value with net unrealized gains and losses included in accumulated other comprehensive income on net-of-tax basis.

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

Trading Instruments—Financial instruments utilized in trading activities are stated at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair values are estimated based on dealer quotes, pricing models, discounted cash flow analysis or quoted prices for instruments with similar characteristics. Realized and unrealized gains and losses are recognized in net trading profit / loss.

Equity Method Investments—Equity investments in which the Group exercises significant influence but does not control, are initially recorded at cost and the carrying amount of the investments is adjusted to recognize the Group’s share of the earnings or losses of investees after the date of acquisition. The amount of the adjustment, after elimination of any intercompany gains and losses and impairment of goodwill if any, is included in the determination of the Group’s net income. Dividends received by the Group from its equity method investments reduce the carrying amount of those investments.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Allowance for Loan Losses—The allowance for loan losses is management’s estimate of probable incurred loan losses in the lending portfolios. Additions to the allowance for loan losses are made by charges to the provision for loan losses. Credit exposures deemed to be uncollectible are charged against the allowance for loan losses. Recoveries of amounts previously charged as uncollectible are credited to the allowance for loan losses. The Group performs periodic and systematic detailed reviews of its lending portfolios to identify inherent risks and to assess the overall collectibility of those portfolios. The allowance on certain homogeneous loan portfolios, which generally consist of consumer and mortgage loans, is based on aggregated portfolio segment evaluations generally by loan type. Under Greek regulations, non performing loans cannot be written off until legal remedies for recovery, which can be a very lengthy process, have been exhausted. Historical loss amounts include both amounts actually written off and amounts that are expected to be written off, but for which not all legal remedies for recovery have been fully exhausted. Loss forecast models are utilized for these segments which consider a variety of factors including, but not limited to, historical loss experience, anticipated defaults or foreclosures based on portfolio trends, delinquencies and credit scores, and expected loss factors by loan type. The remaining loan portfolios are reviewed on an individual loan basis. Loans subject to individual reviews are analyzed and segregated by risk according to the Group’s internal risk rating scale. These risk classifications, in conjunction with an analysis of historical loss experience, current economic conditions and performance trends within specific portfolio segments, and any other pertinent information (including individual valuations on non-performing loans in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 114, “Accounting by Creditors for Impairment of a Loan” (SFAS 114)) result in the estimation of specific and coefficient method allowances for loan losses. If necessary, an allowance for loan losses is established for individual impaired loans. A loan is considered impaired when, based on current information and events, it is probable that the Group will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the agreement. Once a loan has been identified as individually impaired, management measures impairment in accordance with SFAS 114. Individually impaired loans are measured based on the present value of payments expected to be received, or for loans that are solely dependent on the collateral for repayment, the estimated fair value of the collateral. If the recorded investment in impaired loans exceeds the measure of estimated fair value, a specific allowance is established as a component of the allowance for loan losses.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreclosed assets are initially recorded at the lower of cost or fair value, net of estimated selling costs. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount of fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other expenses.

Goodwill and Other Intangibles—Net assets of companies acquired in purchase transactions are recorded at fair value at the date of acquisition, as such, the historical cost basis of individual assets and liabilities are adjusted to reflect their fair value. Identified intangibles are amortized on an accelerated or straight—line basis over the period benefited. Goodwill is not amortized but is reviewed for potential impairment at least on an annual basis, or if events or circumstances indicate a potential impairment more frequently, at the reporting unit level. The impairment test is performed in two phases. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit’s goodwill (as defined in SFAS 142) “Goodwill and Other Intangible Assets” with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value.

Other intangible assets are evaluated for impairment if events and circumstances indicate a possible impairment. At December 31, 2004 and 2005 intangible assets included in the consolidated balance sheet consist primarily of software that is amortized using an estimated range of anticipated lives of 3 to 5 years.

Special Purpose Financing Entities—The Group determines whether these entities should be consolidated by evaluating the degree to which it maintains control over the financing entity and will receive the risks and rewards of the assets in the financing entity. In making this determination, the Group considers whether the entity is a qualifying special purpose entity (“QSPE”), which is generally not required to be consolidated by the seller or investors in the entity. For non-QSPE structures or VIEs, the Group assesses whether it is the primary beneficiary or the entity. In accordance, with FIN 46R, the primary beneficiary is the party that consolidates a VIE based on the assessment that it will absorb a majority of the expected losses or expected residual returns of the equity, or both. For additional information on other special purpose financing entities, see note 26 to the Consolidated Financial Statements.

Income Taxes—There are two components of income tax expense: current and deferred. Current income tax expense approximates cash to be paid or refunded for taxes for the applicable period.

Deferred income tax assets and liabilities are determined using the asset and liability (or balance sheet) method based on enacted income taxes in accordance with FAS 109. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws applicable in the respective jurisdiction.

Recognition of deferred tax assets is based on management’s belief that it is more likely than not that the tax benefit associated with certain temporary differences, such as tax operating loss carry forward and tax credits, will be realized. A valuation allowance is recorded for the amount of the deferred tax events for which it is more likely than not that realization will not occur.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Premises and Equipment—Tangible fixed assets including buildings are stated at cost less accumulated depreciation, except for land, which is stated at cost. Depreciation is provided on a straight-line or accelerated depreciation basis over the estimated useful lives of individual assets and classes of assets. Maintenance, repairs and minor alterations are expensed as incurred.

Long-lived assets that are held or that are to be disposed of are evaluated periodically for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is evaluated by determining if the difference between the expected undiscounted future cash flows of a long-lived asset is lower than its carrying value. In event of impairment, the Group recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset as measured using a discounted cash flow analysis. The impairment loss is reflected in non-interest expense.

Insurance Operations—Insurance includes both life and general (property and casualty) insurance underwriting operations. Income and expenses from insurance operations are included in other non-interest income and expenses.

Premium revenues from life insurance policies (long duration contracts) are recognized as revenue as and when they become due from policyholders. Variable costs incurred in the acquisition of such policies are capitalized and expensed proportionately with the recognition of premium revenues. Premium income from property and casualty policies (short duration contracts), is recognized over the life of the policy. Income and costs on policies, which relate to subsequent periods are deferred and recognized in the period to which they relate. Claims relating to property and casualty policies, are recognized as and when these become known based on the information available.

Insurance reserves for expected costs relating to life insurance policies are accrued over the current and expected renewal periods of the contracts. The present value of estimated future policy benefits payable, less the present value of estimated future net premiums to be collected is estimated using approved actuarial methods that use assumptions about future investment yields, mortality, expenses, options and guarantees, morbidity and termination rates at the time of inception of insurance contracts. Original assumptions are adjusted to reflect actual experience and any premium deficiency estimated is charged off to income for the period. Revised assumptions reflect estimates of future monetary inflation, medical inflation, the swap rate of bonds as at the end of each reporting period and recent experience concerning risk factors mentioned above. An appropriate discount factor is used.

Insurance reserves for property and casualty insurance include, apart from an unearned premium reserve, a provision for outstanding claims and a provision for claims incurred but not reported (IBNR). Loss estimates, rely on observations of loss experience for similar historic events that relate to cumulative gross paid claim amount, settled claim amount, incurred claim amount and claim number developments. Such observations are periodically revised and any premium deficiency is charged to income for the period. Projections are based on historical development patterns. The development ratios are adjusted in a small number of cases to remove the effect of claim developments, which appear to be of an exceptional nature. Projections of reinsurance recoveries are also undertaken. Allowance is made for claim adjustment expenses and an appropriate discount factor is used.

Derivatives and Hedging Activities—All derivatives are recognized on the consolidated balance sheet at fair value and recorded as derivative assets or liabilities. For exchange-traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealer quotes, pricing

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

models, discounted cash flow analysis or quoted prices for instruments with similar characteristics. The Group designates a derivative as held for trading or hedging purposes when it enters into a derivative contract. Derivatives designated as held for trading activities are included in derivative assets or liabilities with changes in fair value reflected in net trading profit / loss.

The Group uses its derivatives designated for hedging activities as fair value hedges. The Group primarily manages interest rate and foreign currency exchange rate sensitivity through the use of derivatives. Fair value hedges are used to limit the Group’s exposure to changes in the fair value of its interest-bearing assets or liabilities that are due to interest rate volatility or foreign exchange volatility. Changes in the fair value of derivatives designated for fair value hedging activities that are highly effective as hedges along with the change in the fair value of the hedged item attributable to the hedged risk are reflected in net trading profit / (loss). Hedge ineffectiveness and gains and losses on the excluded component of a derivative in assessing hedge effectiveness are recorded in earnings.

The Group occasionally purchases or issues financial instruments containing embedded derivatives. The embedded derivative is separated from the host contract and carried at fair value if the economic characteristics of the derivative are not clearly and closely related to the economic characteristics of the host contract.

The Group formally documents at inception all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedge transactions as required by SFAS 133 “Accounting for derivative instruments and Hedging Activities”. Additionally, the Group assesses at the hedge’s inception and quarterly thereafter whether the derivative used in its hedging transaction is expected to be or has been highly effective in offsetting changes in the fair value of the hedged items. The Group discontinues hedge accounting when it is determined that a derivative is not expected to be or has ceased to be highly effective as a hedge and reflects the changes in fair value in earnings.

Discontinued operations—A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is classified as held for sale or is a subsidiary acquired exclusively with a view to resale. Classification as discontinued operations occurs upon disposal or when the operations meet the criteria to be classified as held for sale. Discontinued operations are presented on the face of the income statement.

Dividend policy—The Bank, on the basis of its statutory financial statements (Greek GAAP) pays dividends out of:

•       distributable profits for the year (i.e. profits net of: a) tax, b) losses carried forward, and c) prior years tax audit differences); and

•       retained earnings, special reserves or ordinary reserves to the extent they exceed the amount required to be maintained by law.

Each year the Bank is required to pay a minimum dividend out of the net profits according to IFRS for the year, if any, equal to the greater of:

•       6% of the Bank’s share capital; or

•       35% of the net profits for the year less unrealised gains.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Any distribution of the remainder of the distributable profits must be approved by a ‘‘General Meeting of the Shareholders’’ with the ordinary quorum and majority voting requirements. No distribution can be effected if, on the closing date of the last financial year, the total shareholders’ equity is, or will become after that distribution, lower than the sum amount of the share capital and the reserves, the distribution of which is prohibited by Greek law or the Bank’s Articles of Association.

In the event that the obligatory dividend payments equal 35% of the net profits for the year, the Bank’s shareholders have two options. According to Greek Emergency Law 148/1967, as amended by Greek Law 2753/1999, a majority representing at least 65% of the paid-up share capital may vote to pay the lower dividend of 6% of the Bank’s share capital. The remaining undistributed dividend must then be transferred to a special reserve which must, within four years, following the General Meeting, be distributed in the form of a stock dividend. Furthermore, a majority representing 70% of the Bank’s paid-up capital may vote to waive this stock dividend.

Normally, dividends are declared and paid in the year subsequent to the reporting period. For US GAAP reporting purposes, dividends are accounted for once declared.

Resale and Repurchase Agreements—The Group enters into purchases of securities under agreements to resell (“resale agreements”) and sales of securities under agreements to repurchase (“repurchase agreements”) of substantially identical securities. Resale agreements and repurchase agreements are generally accounted for as secured lending and secured borrowing transactions, respectively on trade date.

The amounts advanced under resale agreements and the amounts borrowed under repurchase agreements are carried on the balance sheet at the amount advanced or borrowed plus accrued interest. The market value of these securities is monitored and the level of collateral is accordingly adjusted.

Treasury Stock—The Group parent company’s common stock, owned by Group entities, is considered to be treasury stock and is recorded at cost. Gains and losses on disposal of treasury stock are recorded in equity.

Earnings per Share—Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts were exercised and has been computed after giving consideration to the weighted average dilutive effect of these common stock equivalents

For the purpose of the earnings per share calculations, shares owned by entities within the Group are not included in the calculations of the denominators.

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

Recently Issued Accounting Pronouncements—On March 31, 2006 the Financial Accounting Standards Board (FASB) issued an exposure draft, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No.87, 88,106 and 132(R).” The exposure draft

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

requires the recognition of a plan’s over-funded or under-funded status as an asset or liability and an adjustment to accumulated other comprehensive income. Additionally, the exposure draft requires determination of the fair values of the plan’s assets at a company’s year-end and recognition of actuarial gains and losses, and prior service costs and credits, as a component of other comprehensive income. The exposure draft is expected to be effective December 31, 2006. We are currently evaluating the potential impact, if any, that the adoption of the exposure draft will have on our consolidated financial statements.

On March 17, 2006, the FASB issued SFAS No.156, “Accounting for Servicing of Financial Assets, an amendment to FASB Statement No. 140” (SFAS 156), which permits but does not require, an entity to account for one or more classes of servicing rights at fair value, with changes in fair value recorded in Consolidated Statement of Income. The standard is effective January 1, 2007. The adoption of this standard is not expected to have a material impact on the Group’s results of operation or financial position.

On February 16, 2006, the FASB issued SFAS No. 155 “Accounting for Certain Hybrid Instruments” (SFAS 155), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative and would otherwise require bifurcation in accordance with SFAS 133. The statement is effective as of January 1, 2007, with earlier adoption permitted. The Group elected to early adopt the standard as of January 1, 2005.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments. SFAS No. 155 amends both SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 155 resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. SFAS No. 155 permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity against holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  SFAS No. 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after the commencement of an entity’s fiscal year that begins after September 15, 2006. Adoption of SFAS No. 155 is not expected to have a material impact on the Group’s consolidated financial statements.

In December 2005, the FASB issued FSP SOP 94-6-1, Terms of Loan Products that May Give Rise to a Concentration of Credit Risk.  FSP SOP 94-6-1 addresses (1) the circumstances under which the terms of loan products give rise to a concentration of credit risk and (2) the disclosures or other accounting considerations that apply for entities that originate, hold, guarantee, service, or invest in loan products with terms that may give rise to a concentration of credit risk. This FSP is intended to emphasize the requirement to assess the adequacy of disclosures for all lending products (including both secured and unsecured loans) and the effect of changes in market or economic conditions on the adequacy of those disclosures. This FSP indicates that possible shared characteristics for determining concentration of credit

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

risk include borrowers subject to significant payment increases, loans with terms that permit negative amortization, and loans with high loan-to-value ratios. The guidance for determining concentrations of

NOTE 3:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

credit risk is effective for interim and annual period ending after December 19, 2005. The adoption of this FSP did not have a material impact on the  Group’s consolidated financial statements.

In November 2005, the FASB issued FASB Staff Position (“FSP”) SFAS Nos. 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.  This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations, and APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. This FSP nullifies certain requirements of Emerging Issue Task Force Issue (“EITF”) No. 03-1 and supersedes EITF Topic No. D-44, Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value. This FSP is effective for reporting periods beginning after December 15, 2005.  The adoption of this FSP will not have a material impact on the Group’s consolidated financial statements.

In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of Accounting Principles Board Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 requires retrospective application to prior periods' financial statements for changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of change.  SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. SFAS No. 154 also requires that a change in the depreciation, amortization or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle.  SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005.  Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date SFAS No. 154 was issued. The adoption of SFAS No. 154 is not expected to have a material impact on the Group’s consolidated financial statements.

On December 16, 2004, the FASB issued SFAS No 123 (revised 2004) “Share-based Payments” (SFAS 123R) which eliminates the ability to account for share-based compensation transactions using Accounting Principle Board (APB) Opinion 25 “Accounting for Stock Issued to Employees” (APB 25) and generally requires such transactions be accounted for using a fair value-based method with the resulting compensation cost recognized over the period that the employee is required to provide service in order to receive their compensation. The Group has no stock based compensation and as such the new rules will only affect future stock based compensation schemes. See note 39 “Post Balance Sheet Events”.

On March 18, 2004, the Emerging Issues Task Force (EITF) issued 03-1 “The meaning of other-Than-Temporary and its Application to Certain Investments” (EITF 03-01). EITF 03-01 provides recognition

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

and measurement guidance regarding when impairments of equity and debt securities are considered other-than-temporary thereby requiring a charge to earnings, and also requires additional annual disclosures for investments in unrealized loss positions. The additional annual disclosures requirements were previously issued by the EITF in November 2003 and were effective for the Group for the year ended December 31, 2003. In September 2004, the FASB issued FASB Staff Position (FSP) EITF 03-01-01, which delays the recognition and measurement provisions of EITF 03-1 pending the issuance of further implementation guidance. The Group is currently evaluating the effect of recognition and measurement provisions of EITF 03-01.

On May 15, 2003, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS150) which was effective May 31, 2003 for all new and modified financial instruments and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that those instruments be classified as liabilities (or assets in some circumstances). The adoption of this rule did not have a material impact on the Group’s results of operations or financial condition.

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

In January 2003, the FASB issued FIN No. 46 “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (FIN 46). FIN 46 provides a new framework for identifying VIEs and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements. FIN 46 was effective immediately for VIEs created after January 31, 2003. As of October 9, 2003, the FASB deferred compliance under FIN 46 from July 1, 2003 to the first period ending after December 15, 2003 for VIEs created prior to February 1, 2003. In December 2003, the FASB issued FIN No. 46 (Revised December 2003) “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (FIN 46R). FIN 46R is an update of FIN 46 and contains different implementation dates based on the types of entities subject to the standard and based on whether a company has adopted FIN 46. The impacts related to the adoption of FIN 46R are described in note 25 to the Consolidated Financial Statements.

NOTE 4:   MERGERS, ACQUISITIONS AND DISPOSALS

a)               On July 08, 2003 the Bank sold its 100% owned subsidiary ERMIONI S.A. for cash consideration of EUR 3.06 million and realized a gain of EUR 1.73 million from the disposal.

b)              On October 15, 2003 the Bank acquired 81.65% of the common stock of “Banca Romaneasca S.A.”. The acquisition, which was effected through the payment of cash consideration of USD 41.90 million (EUR 35.91 million), was accounted for under the purchase method in accordance with SFAS 141 “Business Combinations”. Goodwill resulting from the acquisition amounted to USD 21.65 million (EUR 18.55 million).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:   MERGERS, ACQUISITIONS AND DISPOSALS (Continued)

c)               On March 4, 2004 the Bank acquired an additional 9.20% of the common stock of “Banca Romaneasca S.A.” thus increasing its holding to 90.9%. The acquisition was effected through the payment of cash consideration of EUR 2.96 million and goodwill resulting from the acquisition was EUR 1.32 million.

d)              On July 7, 2004 the Bank acquired 10% of the common stock of United Bulgarian Bank to increase its holdings to 99.91%. The acquisition, was effected through the payment of cash consideration of EUR 27.91 million and goodwill resulting from the acquisition was EUR 13.12 million.

e)               On September 30, 2004 the Bank acquired 10% of the common stock of National Investment Company to increase its holding to 46.42%. The acquisition was effected through the payment of cash consideration of EUR 19.72 million and negative goodwill resulting from the acquisition was EUR 2.02 million which was recorded in the income statement.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:   MERGERS, ACQUISITIONS AND DISPOSALS (Continued)

Furthermore, the National Investment Company increased its share capital on April 25, 2005 by issuing 39.614.400 new shares. The Bank participated in the share capital increase of National Investment Company and as a result increased its participation interest by 9,27%. During the first quarter of 2005, the Bank also acquired 0,83% of the shares of National Investment Company, increasing in total its participation interest to 56,52% prior to merger through absorption. The total consideration paid amounted to EUR 68.4 million

f)                 During the year ended December 31, 2005, the Bank increased its participation interest in the share capital of a) Banca Romaneasca S.A, b) Ethniki Hellenic General Insurance, c) Astir Palace Vouliagmenis S.A and d) Ethnoplan S.A, by acquiring an additional 6,28%, 0,65%, 1,31%, and 3,00% respectively of the share capital of the aforementioned companies.

g)               On August 3, 2005 the Bank covered in full the share capital increase of its subsidiary Astir Alexandroupolis S.A for the amount of EUR 1.04 million maintaining its 100% stake. Total consideration was satisfied by cash.

h)              In September 2005, the Bank established NBG International Holdings BV in Netherlands as 100% subsidiary which was included for the first time in the interim consolidated financial statements of the Group as at September 30, 2005.

i)                 In October 2005, the Bank’s subsidiary Ethniki Hellenic General Insurance, signed an agreement for the acquisition of the 100% of Alpha Insurance Romania and the 95% of the Alpha Insurance Brokerage, from the Alpha Bank Group. The acquisition of Alpha Insurance Brokerage concluded during 2005 while that of Alpha Insurance Romania was concluded in the first months of 2006.

The net assets acquired amount to EUR 0.362 million and the consideration paid was EUR 2.45 million resulting in goodwill of EUR 2.09 million.

j)                  In October 2005, the Bank announced the signing of the agreement for the sale of its subsidiary Atlantic Bank of New York to New York Community Bancorp, Inc. the holding company for New York Community Bank. The consideration received amounted to USD 400 million in cash. The sale concluded in April 2006.

k)              In November 2005, the Bank announced the signing of the agreement for the sale of its subsidiary National Bank of Greece (Canada) to Scotiabank. The sale concluded in February 2006. The consideration received amounted to CAD71.3m in cash.

l)                 In November 2005, the Bank signed an agreement for the acquisition of a majority stake (70%) of the share capital of the Romanian leasing company EURIAL Leasing. The acquisition was concluded on December 29, 2005. The acquired company did not contribute operating income to the Group for the period from January 1 to December 31, 2005.

m)          On December 13, 2005 the Bank merged through absorption with the National Investment Company following the Decisions of the General Meetings of the two companies. The consideration to minority was agreed to be in the form of a fixed number of Bank’s shares based on the fair valuation of the net assets of the National Investment Company on May 31, 2005. On December 13, 2005 the Bank’s share price stood higher than as at May 31, 2005 therefore the goodwill realized was written off in the income statement.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:   MERGERS, ACQUISITIONS AND DISPOSALS (Continued)

The details of the fair value of the assets and liabilities acquired and goodwill arising from the above (m) and (n) transactions are as follows:

	31.12.2005	13.12.2005
	Eurial	National Investment Co
Cash and cash equivalents	4	1,907
Due from other banks	1,885	103,479
Trading assets	—	232,630
Loans and advances to customers	50,915	—
Other assets	880	885
Due to other banks	(44,850)	—
Other liabilities	(6,407)	(216)
Total net assets	2,427	338,685
Group’s share on net identifiable assets (70%) & (56.52%) respectively	1,698	147,254
Goodwill	6,702	16,162
Total purchase consideration paid (discharged by cash or shares)	8,400	163,416
Less: Cash and cash equivalents in subsidiary acquired	(4)
Cash outflow on acquisition	8,396

The goodwill of Eurial is attributable to the high profitability of the acquired business and significant growth expected to arise in the Romanian leasing market.

n)               On July 29, 2005, the Board of Directors of the Bank and its subsidiary National Real Estate Company decided that the two companies will merge through absorption of National Real Estate Company by the Bank following the Decisions of the General Meetings of the Shareholders of the two companies. The consideration to minority was agreed to be in the form of a fixed number of the Bank’s shares based on the fair valuation of the net assets of the National Real Estate Investment Company on July 31, 2005. The merger was completed in 2006 (See Note 40:“Post Balance Sheet Events”).

NOTE 5:   CASH AND DUE FROM BANKS

Cash and due from banks at December 31, comprised:

	2004	2005
	(EUR in thousands)
Current accounts with banks	158,420	296,871
Cash and similar items	440,128	1,004,485
Current account with central bank	90,901	201,598
Deposits accounts	10,272	892
Other	3,687	7,126
Total	703,408	1,510,972

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5:   CASH AND DUE FROM BANKS (Continued)

The Bank is required to maintain a current account with the Bank of Greece, which is the central bank of Greece (“central bank”), to facilitate interbank transactions with the central bank, its member banks and other financial institutions through the Trans-European Automated Real-Time Gross Settlement Express Transfer system (TARGET).

NOTE 6:   DEPOSITS WITH CENTRAL BANK

The central bank is the primary regulator of depository institutions in Greece. The central bank requires all banks established in Greece to maintain deposits with the central bank equal to 2% of total customer deposits as these are defined by the European Central Bank (“ECB”). These deposits bear interest at the refinancing rate as set by the ECB (2.25% at December 31, 2005).

NOTE 7:   FEDERAL FUNDS SOLD AND SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

Federal funds sold and securities purchased under agreements to resell at December 31, comprised:

	2004	2005
	(EUR in thousands)
Federal funds sold	11,012	—
Securities purchased under agreements to resell	3,773,458	2,495,733
	3,784,470	2,495,733

The Group enters into purchases of securities under agreements to resell substantially identical securities. These agreements are classified as lending arrangements. Agreements with third parties specify the Group’s rights to request collateral, based on its monitoring of the fair value of the underlying securities on a daily basis. Securities accepted as collateral may be sold or repledged. As at December 31, 2004 and 2005, the Group has not sold or repledged any collateral.

NOTE 8:   INTEREST BEARING DEPOSITS WITH BANKS

Interest bearing deposits with banks at December 31, comprised:

	2004	2005
	(EUR in thousands)
Placements in EUR	3,335,572	653,948
Placements in other currencies	1,523,696	668,067
	4,859,268	1,322,015
Maturity analysis:
Up to 3 months	4,667,204	1,011,938
From 3 months to 1 year	190,556	267,621
Over 1 year	1,508	42,456
	4,859,268	1,322,015

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9:   MONEY MARKET INVESTMENTS

Money market investments at December 31, comprised:

	2004	2005
	(EUR in thousands)
Greek treasury bills	79,615	68,056
Foreign treasury bills	68,285	108,988
Other	2,123	2,029
Total	150,023	179,073

NOTE 10:   TRADING ASSETS

Fair value of debt and equity assets held for trading purposes at December 31, comprised:

	2004	2005
	(EUR in thousands)
Greek government bonds	9,151,169	7,515,278
Certificates of deposit, banker’s acceptances and commercial paper	235,948	63,409
Debt securities issued by other governments and public entities	197,941	458,908
Debt securities issued by foreign financial institutions	146,039	122,809
Debt securities issued by Greek financial institutions incorporated in Greece	128,660	120,862
Corporate debt securities issued by companies incorporated in Greece	336,208	19,438
Corporate debt securities issued by foreign companies	112,655	23,258
Equity securities issued by companies incorporated in Greece	170,881	215,002
Equity securities issued by foreign companies	12,609	18,519
Mutual fund units	63,425	1,179
Total	10,555,535	8,558,662
Financial instruments marked to market through the Profit and Loss	—	5,104,757
Total	10,555,535	13,663,419

Net unrealized losses on trading instruments (debt, equity and derivatives) of EUR 127,587 thousand, EUR 126,610 thousand and EUR 59,470 thousand were included in earnings during 2003, 2004 and 2005, respectively.

NOTE 11:   DERIVATIVES

The Group designates a derivative as held for trading or hedging purposes when it enters into a derivative contract. The designation may change based upon management’s reassessment and changing circumstances. Derivatives utilized by the Group include interest rate, cross currency interest rate and foreign exchange swaps, financial futures, outright foreign exchange forwards and option contracts.

Interest-rate swap transactions generally involve the exchange of fixed and floating-rate interest payment obligations on a fixed notional amount over a prescribed period of time without the exchange of the underlying principle amounts. Cross currency interest rate swaps generally involve the exchange of both interest and principal amounts in two different currencies over a prescribed period of time. Foreign exchange swaps involve the exchange through simultaneous spot and forward foreign exchange transactions of principle amounts in

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:   DERIVATIVES (Continued)

two different currencies. Financial future contracts are contracts in which the buyer agrees to purchase and the seller agrees to make delivery of a specific financial instrument at a predetermined price or yield. Outright foreign exchange forward contracts are agreements to exchange at a specified future date, currencies of different countries at a specified rate. An option contract is an agreement that conveys to the purchaser the right, but not the obligation, to buy or sell a quantity of a financial instrument, index, or currency at a predetermined rate or price during a period or at a time in the future. Option agreements can be transacted on organized exchanges or directly between parties.

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

The following tables present the contract or notional amounts and the credit risk or fair value amounts at December 31, 2004 and 2005 of the Group’s derivative asset and liability positions held for trading and hedging purposes. These derivative positions are primarily executed in the over-the-counter market. The credit risk amounts presented in the first table do not consider the value of any collateral held.

Derivative Assets(1)

	December 31, 2004		December 31, 2005
	Contract / Notional Amount	Credit Risk	Contract / Notional Amount	Credit Risk
	(EUR in thousands)		(EUR in thousands)

Cross currency interest rate swaps	140,851	48,222	80,471	3,821
Financial futures	2,789,945	9,669	6,484,696	32,137
Foreign exchange swaps	1,695,992	42,590	4,062,560	46,134
Forward rate agreements	55,062	32	—	—
Interest rate swaps	4,949,737	74,400	13,572,385	187,920
Options	515,467	3,598	897,435	6,703
Outright foreign exchange forwards	357,503	7,550	313,294	7,754
Total	10,504,557	186,061	25,410,841	284,469

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:   DERIVATIVES (Continued)

Derivative Liabilities(1)

	December 31, 2004		December 31, 2005
	Contract / Notional Amount	Fair Value	Contract / Notional Amount	Fair Value
	(EUR in thousands)		(EUR in thousands)

Cross currency interest rate swaps	322,831	68,639	249,850	42,666
Financial futures	5,291,510	3,025	5,554,265	11,796
Foreign exchange swaps	1,534,654	42,572	994,963	20,845
Forward rate agreements	55,062	69	—	—
Interest rate swaps	6,179,946	161,328	11,123,207	216,307
Options	123,181	5,870	615,471	4,516
Outright foreign exchange forwards	235,616	5,899	176,456	1,737
Total	13,742,800	287,402	18,714,212	297,867

(1)          Includes both long and short derivative positions.

The average fair value of derivative assets for 2004 and 2005 was EUR 79,013 thousand and EUR 184,872 thousand, respectively. The average fair value of derivative liabilities for 2004 and 2005 was EUR 187,429 thousand and EUR 296,587 thousand, respectively.

ASSET LIABILITY MANAGEMENT (ALM) ACTIVITIES

Interest rate and foreign exchange contracts are utilised in the Group’s Asset Liability Management (“ALM”) process. The Group maintains an overall interest rate risk management strategy that incorporates the use of interest rate contracts to minimize significant unplanned fluctuations in earnings caused by interest rate volatility. As a result of interest rate fluctuations, hedged fixed-rate assets and liabilities appreciate or depreciate in market value. Gains or losses on the derivative instruments that are linked to the hedged fixed-rate assets and liabilities are expected to substantially offset this appreciation or depreciation. The Group uses foreign currency contracts to manage the foreign exchange risk associated with certain foreign denominated assets and liabilities.

FAIR VALUE HEDGES

The Group uses various types of interest rate and foreign currency exchange rate derivative contracts to protect against changes in the fair value of its fixed rate assets and liabilities due to fluctuations in interest rates and exchange rates. In 2004 the amount recognized by the Group in the consolidated statement of income, which represented the ineffective portion in assessing hedge effectiveness, was not significant.

Included in derivative liabilities are the following derivatives accounted for as fair value hedges:

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:   DERIVATIVES (Continued)

Fair value hedges (derivative liabilities)

	December 31, 2004		December 31, 2005
	Contract / Notional Amount	Fair Value	Contract / Notional Amount	Fair Value
	(EUR in thousands)		(EUR in thousands)
Cross currency interest rate swaps	68,777	5,278	—	—
Total	68,777	5,278	—	—

NOTE 12:   AVAILABLE-FOR-SALE AND HELD TO MATURITY SECURITIES

The amortized cost of available-for-sale and held-to-maturity securities and their approximate fair values at December 31, comprised:

	2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	(EUR in thousands)
Available-for-sale securities
Greek government bonds	1,024,161	67,970	(571)	1,091,560
Mortgage-backed securities	22,005	366	—	22,371
Collateralized mortgage obligations	724,587	457	(8,751)	716,293
Debt securities issued by other governments and public entities	397,627	16,941	(884)	413,684
Corporate debt securities issued by companies incorporated in Greece	292,515	2,699	(1,460)	293,754
Corporate debt securities issued by companies incorporated outside Greece	456,542	4,989	(3,420)	458,111
Equity securities issued by companies incorporated in Greece	153,401	12,959	(564)	165,796
Equity securities issued by companies incorporated outside Greece	18,897	280	(78)	19,099
Mutual Fund units	338,062	10,140	(594)	347,608
Other	20,105	—	—	20,105
Total available-for-sale securities	3,447,902	116,801	(16,322)	3,548,381

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12:   AVAILABLE-FOR-SALE AND HELD TO MATURITY SECURITIES (Continued)

	2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	(EUR in thousands)
Available-for-sale securities
Greek government bonds	962,800	22,008	(11,371)	973,437
Debt securities issued by other governments and public entities	482,246	22,227	(14,138)	490,335
Corporate debt securities issued by companies incorporated in Greece	245,875	5,166	(556)	250,485
Corporate debt securities issued by companies incorporated outside Greece	307,165	5,394	(13,202)	299,357
Equity securities issued by companies incorporated in Greece	119,433	36,476	(1,842)	154,067
Equity securities issued by companies incorporated outside Greece	7,591	2,020	(2)	9,609
Mutual Fund units	374,159	12,087	(308)	385,938
Other	43,776	10	(5)	43,781
Total available-for-sale securities	2,543,045	105,388	(41,424)	2,607,009

	2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	(EUR in thousands)
Held-to-maturity-securities
Corporate debt securities issued by companies incorporated in Greece	20,867	—	—	20,867
Total held-to-maturity-securities	20,867	—	—	20,867

	December 31, 2003	December 31, 2004	December 31, 2005
	(EUR in thousands)
Gross realized gains on sales of available for sale portfolio	44,139	24,079	130,828
Gross realized losses on sales of available for sale portfolio	(142,185)	(7,774)	(11,305)
Net realized gains/(losses) on sales of available for sale securities	(98,046)	16,305	119,523

The Group uses the average cost method in determining the cost of securities sold.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12:   AVAILABLE-FOR-SALE AND HELD TO MATURITY SECURITIES (Continued)

The following table presents the current fair value and the associated unrealized losses of available-for-sale securities as at December 31, 2005. The table also discloses whether these securities have had unrealised losses for periods less than 12 months or for 12 months or longer.

	Less than 12 months		Over 12 months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(EUR in thousands)
Available-for-sale securities
Greek government bonds	573,824	(10,628)	71,597	(743)	645,421	(11,371)
Mortgage-backed securities	—	—	—	—	—	—
Collateralized mortgage obligations	—	—	—	—	—	—
Debt securities issued by other governments and public entities	294,975	(14,138)	—	—	294,975	(14,138)
Corporate debt securities issued by companies incorporated in Greece	26,778	(556)	—	—	26,778	(556)
Corporate debt securities issued by companies incorporated outside Greece	2,342	(15)	77,014	(13,187)	79,356	(13,202)
Equity securities issued by companies incorporated in Greece	2,368	(156)	30,929	(1,686)	33,297	(1,842)
Equity securities issued by companies incorporated outside Greece	—	—	277	(2)	277	(2)
Mutual Fund units	—	—	79,999	(308)	79,999	(308)
Other	7,291	(5)	—	—	7,291	(5)
Total available-for-sale securities	907,578	(25,498)	259,816	(15,926)	1,167,394	(41,424)

The unrealized losses associated with debt securities are not considered to be other than temporary due to the fact that these unrealized losses are related to changes in interest rates and do not affect the expected cash flows of the underlying collateral or issuer. The Group has the positive intent and ability to hold to recovery.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12:   AVAILABLE-FOR-SALE AND HELD TO MATURITY SECURITIES (Continued)

The following table presents the current fair value and the associated unrealized losses of available-for-sale securities as of December 31, 2004. The table also discloses whether these securities have had unrealised losses for less than 12 months, or for 12 months or longer.

	Less than 12 months		Over 12 months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(EUR in thousands)
Available-for-sale securities
Greek government bonds	224,852	(571)	—	—	224,852	(571)
Mortgage-backed securities	4,067	—	—	—	4,067	—
Collateralized mortgage obligations	405,839	(4,536)	184,553	(4,215)	590,392	(8,751)
Debt securities issued by other governments and public entities	122,867	(875)	9	(9)	122,876	(884)
Corporate debt securities issued by companies incorporated in Greece	62,150	(1,460)	—	—	62,150	(1,460)
Corporate debt securities issued by companies incorporated outside Greece	219,102	(2,682)	22,103	(738)	241,205	(3,420)
Equity securities issued by companies incorporated in Greece	4,381	(564)	—	—	4,381	(564)
Equity securities issued by companies incorporated outside Greece	292	(78)	—	—	292	(78)
Mutual Fund units	84,685	(594)	—	—	84,685	(594)
Total available-for-sale securities	1,128,235	(11,360)	206,665	(4,962)	1,334,900	(16,322)

The scheduled maturities of available-for-sale securities at December 31, 2005 were as follows:

	Available-for-Sale Securities
	Amortized Cost	Fair Value
	(EUR in thousands)
Due in one year or less	198,463	199,576
Due from one to five years	482,461	489,499
Due from five to ten years	888,132	876,880
Due after ten years	472,806	491,440
Total debt securities	2,041,862	2,057,395
Other non debt securities	501,183	549,614
Total	2,543,045	2,607,009

NOTE 13:   EQUITY METHOD INVESTMENTS

The Group has investments that are accounted for using the equity method of accounting. The most significant of these investments is AGET Heracles Cement Co. S.A.; a 26.00% owned, publicly traded (on the Athens Exchange) Greek company and a leading producer of cement and related products. At December 31, 2005 the quoted market value of the Group’s investment in AGET Heracles Cement Co. S.A. was EUR 184,815 thousand while at June 30, 2006 it was EUR 272,048.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:   EQUITY METHOD INVESTMENTS (Continued)

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

The Bank recorded an impairment charge in 2003 of EUR 77,378 thousand to reflect the other than temporary decline in the value of its investment in AGET Heracles Cement Co. S.A. No impairment charges were made in 2004 and 2005.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:   EQUITY METHOD INVESTMENTS (Continued)

The summarized financial information below represents an aggregation of the Group’s non- subsidiary investees.

	December 31,
	2003			2004
	AGET Heracles	Other	Total	AGET Heracles	Other	Total
	(EUR in thousands)			(EUR in thousands)
Recorded value	147,399	53,291	200,690	155,093	45,879	200,972
Revenue	534,746	549,288	1,084,034	524,871	520,295	1,045,166
Gross profit	153,003	61,880	214,883	144,799	32,368	177,167
Net earnings	70,762	(390)	70,372	63,408	(54,440)	8,968
Group’s equity in net earnings	19,951	1,797	21,748	16,580	(12,758)	3,822
Dividends	5,773	1,569	7,342	7,463	2,728	10,191
% Holding as at December 31,	26.25%			26.00%
Balance Sheet data
Current assets	254,953	423,425	678,378	267,476	360,376	627,852
Non-current assets	248,319	253,451	501,770	241,059	190,548	431,607
Current liabilities	128,410	411,928	540,338	109,187	343,120	452,307
Non-current liabilities	77,629	81,129	158,758	68,034	98,576	166,610
Net assets	297,233	183,818	481,051	331,314	109,227	440,541
Group’s equity in net assets	78,018	51,662	129,680	86,138	32,202	118,340

	December 31,
	2005
	AGET Heracles	Other	Total
	(EUR in thousands)
Recorded value	185,271	44,846	230,117
Revenue	609,081	736,408	1,345,489
Gross profit	137,332	68,785	206,117
Net earnings	152,386	11,764	164,150
Group’s equity in net earnings	37,570	-747	36,823
Dividends	7,392	2,523	9,915
% Holding as at December 31,	26.00%
Balance Sheet data
Current assets	383,682	2,444,166	2,827,848
Non-current assets	651,418	1,322,590	1,974,008
Current liabilities	161,180	361,682	522,862
Non-current liabilities	87,316	3,229,496	3,316,812
Net assets	786,604	175,576	962,180
Group’s equity in net assets	204,509	54,568	259,077

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14:   LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans outstanding according to type of loan, which represents the Group’s concentration of credit risk, at December 31, 2004 comprised:

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14:   LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Loans outstanding according to type of loan, which represents the Group’s concentration of credit risk, at December 31, 2005 comprised:

	2005
	Greek residents	Foreign	Total
	(EUR in thousands)
Consumer:
Residential mortgages	11,114,211	358,129	11,472,340
Credit card	1,468,940	67,048	1,535,988
Auto financing	323,918	36,149	360,067
Other	2,253,248	618,955	2,872,203
Total consumer	15,160,317	1,080,281	16,240,598
Commercial:
Industry and mining	2,758,315	430,807	3,189,122
Small scale industry	854,807	195,662	1,050,469
Trade	3,262,740	668,427	3,931,167
Construction	421,072	405,887	826,959
Tourism	265,026	126,485	391,511
Shipping and transportation	1,014,747	379,265	1,394,012
Mortgage	388,377	42,852	431,229
Public	812,781	12,309	825,090
Other	1,895,737	503,782	2,399,519
Total commercial	11,673,602	2,765,476	14,439,078
Total loans	26,833,919	3,845,757	30,679,676
Unearned income	7,130	(12,633)	(5,503)
Loans, net of unearned income	26,841,049	3,833,124	30,674,173
Less: Allowance for loan losses	(861,335)	(231,210)	(1,092,545)
Total Net Loans	25,979,714	3,601,914	29,581,628

Included in the above tables are loans with terms that have been modified by agreement between the Group and its debtors. Referred to as troubled debt restructuring, these loans totaled EUR 85,405 thousand and numbered 1,114 in 2004 and EUR 114,417 thousand and numbered 1,766 in 2005. Interest on such loans is recognized on the accrual basis and totaled EUR 9,440 thousand and EUR 7,189 thousand in 2004 and 2005, respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14:   LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

An analysis of the change in the allowance for loan losses for the years ended December 31, follows:

	2003	2004	2005
	(EUR in thousands)
Balance at January 1	1,011,145	1,047,493	1,115,212
Amounts attributable to discontinued operations			(15,654)
Allowance (upon acquisition) attributable to companies acquired during the year	3,766	—	79
Provision for loan losses from continuing operations	139,061	201,234	225,013
Provision for loan losses from discontinued operations	1,482	(1,393)	—
Write-offs	(101,670)	(130,431)	(245,881)
Recoveries	9,011	1,929	7,058
Net Write-offs	(92,659)	(128,502)	(238,823)
Translation differences	(15,302)	(3,620)	6,718
Allowance at December 31,	1,047,493	1,115,212	1,092,545

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14:   LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14:   LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Non-performing loans by sector, which the Group considers to be impaired at December 31, comprised:

	2005
	Greek residents	Foreign	Total
	(EUR in thousands)
Consumer:
Residential mortgages	287,641	9,106	296,747
Credit card	127,599	5,353	132,952
Auto financing	5,198	4,100	9,298
Other	117,912	59,206	177,118
Total consumer	538,350	77,765	616,115
Commercial:
Industry and mining	188,258	73,737	261,995
Small scale industry	85,435	6,218	91,653
Trade	143,447	116,910	260,357
Construction	24,966	27,013	51,979
Tourism	41,995	5,929	47,924
Shipping and transportation	13,839	39,472	53,311
Mortgage	—	506	506
Public	2,189	20	2,209
Other	52,551	8,757	61,308
Total commercial	552,680	278,562	831,242
Total loans	1,091,030	356,327	1,447,357
Less: Allowance for loan losses	(714,030)	(231,210)	(945,240)
	377,000	125,117	502,117
Average balance			1,452,920
Interest recognized			35,192

The average recorded investment in impaired loans for 2003, 2004 and 2005 was approximately EUR 1,305,791 thousand, EUR 1,315,999 thousand and EUR 1,452,920 thousand, respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15:   GOODWILL, SOFTWARE AND OTHER INTANGIBLES

The following presents the allocation of goodwill by segment for December 31:

	2004	2005
	(EUR in thousands)
Banking—Foreign	150,028	133,475
Global Investment & Private Banking	7,956	7,956
Insurance	54,353	60,189
Other—Greek	89,243	103,280
Total	301,580	304,900

The decrease in the banking sector is due to discontinued operations presentation of goodwill amounting to EUR 24,711 thousand plus the acquisition of Eurial adding goodwill of EUR 6,701 thousand plus the additional acquisition of Banca Romaneasca which lead to a goodwill of EUR 1,457 thousand. The Insurance segment goodwill is increased by EUR 2,086 thousand upon the acquisition of Alpha Insurance Romania and by EUR 3,750 thousand due to increase of shareholdings in Ethniki Hellenic General Insurance. The increase in Other-Greek segment goodwill was primarily due to the increase in participations in Astir Palace and National Real Estate by EUR 1,810 and EUR 12,227 thousand respectively.

In 2003, an impairment loss of EUR 133,384 thousand was recognised by the Group, of which EUR 120,605 thousand related to the investment banking segment and EUR 12,779 thousand related to the foreign banking segment.

The Group recognised an impairment loss of EUR 16,162 thousand which was the goodwill recognised on the absorption of National Investment Company on December 13, 2005 (See Note 4 “Mergers acquisitions and disposals”).

The gross carrying amount and accumulated amortization related to software and other intangibles at December 31, are presented below:

	2004		2005
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Software	199,201	159,802	214,508	180,202
Other Intangibles	34,458	10,433	13,902	5,722
Total	233,659	170,235	228,410	185,924

Amortization expense on software and other intangibles was EUR 28,855 thousand, EUR 31,774 thousand and EUR 23,898 thousand in 2003, 2004 and 2005 respectively. The Group estimates that aggregate amortization expense will be approximatey EUR 10,689 thousand, EUR 8,060 thousand, EUR 3,839 thousand, EUR 1,928 thousand and EUR 890 thousand for 2006, 2007, 2008, 2009 and 2010 respectively

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16:   PREMISES AND EQUIPMENT AND LEASE COMMITMENTS

Premises and equipment at December 31, comprised:

	2004	2005
	(EUR in thousands)
Land	186,064	174,150
Buildings	624,268	639,961
Furniture, fittings and machinery	252,197	264,648
Leasehold improvements	18,306	12,382
Office equipment	305,503	274,257
Vehicles	12,422	13,141
Other	118,314	120,334
Total, at cost	1,517,074	1,498,873
Less: accumulated depreciation	(728,797)	(753,693)
Net book value	788,277	745,180

Certain Group premises and equipment are leased under various operating leases. Rental expense was EUR 40,611 thousand, EUR 43,014 thousand and EUR 42,395 thousand for the years ended December 31, 2003, 2004 and 2005, respectively.

Future minimum rental commitments under non-cancelable operating leases are presented below. The Group did not enter into any material capital leases.

Operating Leases
(EUR in thousands)
2006	25,800
2007	23,813
2008	21,961
2009	18,659
2010	17,456
Thereafter	84,230
Total minimum lease payments	191,919

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17:   OTHER ASSETS

Other assets at December 31, comprised:

	2004	2005
	(EUR in thousands)
Assets acquired through foreclosure proceedings	59,000	69,852
Accounts receivable of non-financial services sector subsidiaries	553,361	698,351
Deferred tax assets	610,512	558,219
Amounts due from parties with collection agreements	1,645	282
Taxes withheld	196,665	159,373
European Re-development Fund	35,804	35,997
Amounts receivable from sales of bonds	115,206	197,893
Other	900,232	825,965
Total	2,472,425	2,545,932

NOTE 18:   ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE AND DISCONTINUED OPERATIONS

The Group’s North America operations are presented as held for sale following signing of respective agreements for the sale of the two subsidiaries comprising these operations , namely Atlantic Bank of New York (ABNY) and NBG Canada, to Community Bank of New York and Scotia Bank respectively. NBG Canada was sold in February 2006 while the sale of ABNY occurred in April 2006 (see note 40 “Post balance sheet events”).

These transactions are consistent with the Group’s strategy to withdraw from mature markets where growth prospects are limited and at the same time retain and expand presence in markets with high growth potential where the Group commands a competitive advantage.

The proceeds from the disposal (net of disposal costs) will exceed the net carrying amount of the relevant assets and liabilities and accordingly, no impairment loss has been recognised upon classification of these operations as held for sale.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18:   ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE AND DISCONTINUED OPERATIONS (Continued)

The classes of assets and liabilities comprising the disposal group classified as held for sale are as follows:

2005
(EUR in thousands)
Cash and due from banks	51,915
Interest bearing deposits with banks	24,739
Trading assets	3,893
Derivative assets	5,509
Securities:
Available for sale, at fair value	1,064,138
Loans	1,457,879
Less: Allowance for loan losses	(13,148)
Net loans	1,444,731
Goodwill	27,991
Software and other intangibles	11,792
Premises and equipment, net	32,166
Customers’ liability on acceptances	770
Accrued interest receivable	13,385
Other assets	73,488
Assets classified as held for sale	2,754,517
Interest bearing deposits	1,367,196
Non-interest bearing deposits	280,215
Total deposits	1,647,411
Federal funds purchased and securities sold under agreements to repurchase	487,214
Derivative liabilities	202
Other borrowed funds	92,089
Acceptances outstanding	770
Accounts payable, accrued expenses and other liabilities	27,446
Liabilities classified as held for sale	2,255,132

The interest income from discontinued operations amounted to EUR 134,847 thousands, EUR 134,468 thousands and EUR 139,069 thousands for the years 2003, 2004 and 2005 respectively. The non interest income amounted to EUR 29,639 thousand, EUR 25,289 thousand and EUR 22,764 thousand for 2003, 2004 and 2005 respectively.

NOTE 19:   PLEDGED ASSETS

At December 31, 2004 and 2005, the Group had pledged to the central bank to increase borrowing capacity and to other third parties to secure public deposits and for other purposes bonds and other securities of EUR 1,340,309 thousand and EUR 1,585,916 thousand, respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 20:   DEPOSITS

The aggregate amount of short-term certificates of deposit, each with a minimum denomination of EUR 85,000, which approximates USD 100,000, was EUR 155 thousand at December 31, 2005.

At December 31, 2005, interest-bearing deposits with scheduled maturities in excess of one year were EUR 348,519 thousand.

Deposits made by Greek residents and foreign customers at December 31, comprised:

	2004			2005
	Greek residents	Foreign	Total	Greek residents	Foreign	Total
	(EUR in thousands)			(EUR in thousands)
Interest bearing:
Public sector	173,893	70,489	244,382	48,118	68,134	116,252
Private sector
Corporations	1,330,119	1,469,967	2,800,086	1,892,353	1,255,532	3,147,885
Individuals	28,584,534	2,682,554	31,267,088	31,760,809	2,333,333	34,094,142
Interbank	939,872	549,083	1,488,955	1,855,206	444,881	2,300,087
Other	444,497	38,435	482,932	685,416	34,915	720,331
Total interest bearing deposits	31,472,915	4,810,528	36,283,443	36,241,902	4,136,795	40,378,697
Non-interest bearing:
Public sector	1,659,429	1,551	1,660,980	1,915,052	1,875	1,916,927
Private sector
Corporations	1,525,509	251,595	1,777,104	1,954,344	40,803	1,995,147
Individuals	158,979	115,921	274,900	216,903	134,793	351,696
Interbank	64,365	83,619	147,984	46,965	52,971	99,936
Other	93,630	4,635	98,265	505,539	3,142	508,681
Total non-interest bearing deposits	3,501,912	457,321	3,959,233	4,638,803	233,584	4,872,387
Total:
Public sector	1,833,322	72,040	1,905,362	1,963,170	70,009	2,033,179
Private sector
Corporations	2,855,628	1,721,562	4,577,190	3,846,697	1,296,335	5,143,032
Individuals	28,743,513	2,798,475	31,541,988	31,977,712	2,468,126	34,445,838
Interbank	1,004,237	632,702	1,636,939	1,902,171	497,852	2,400,023
Other	538,127	43,070	581,197	1,190,955	38,057	1,229,012
Total deposits	34,974,827	5,267,849	40,242,676	40,880,705	4,370,379	45,251,084

The average interest rate for total deposits was 1.10% and 1.33% for the years ended December 31, 2004 and 2005, respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 21:   CENTRAL BANK BORROWINGS

Central bank borrowings consist of funds used by the Bank to manage daily funding and liquidity needs. Interest accrues on these balances at rates determined by the central bank and is settled daily.

	2004	2005
Weighted average rate at year end	7.50%	7.00%
Weighted average rate, annual	10.84%	7.17%
Average balance outstanding during the year in EUR thousand	4,868	351
Maximum month-end amount during the period in EUR thousand	6,804	1,413

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 22:   FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

	2004	2005
	(EUR in thousands)
Federal funds purchased	38,910	—
Securities sold under agreements to repurchase	6,625,872	2,726,817
	6,664,782	2,726,817
Securities sold under agreements to repurchase:
Average outstanding during the year	7.560.812	5,869,359
Weighted average interest rate during the year	2.03%	2.07%
Weighted average interest rate at year end	2.21%	2.19%
Amount outstanding at month end:
January	6.954.305	6,365,014
February	7.177.710	6,082,505
March	7.408.503	7,547,856
April	7.512.432	6,660,873
May	7.306.120	6,792,757
June	8.467.746	5,882,297
July	8.385.177	5,512,647
August	8.202.354	6,164,893
September	7.129.290	6,133,798
October	8.935.417	5,281,606
November	8.370.239	5,021,441

Securities sold under agreements to repurchase are recorded at the amount of cash received in connection with the transaction. Maturities of such agreements to repurchase are typically overnight to six months.

NOTE 23:   OTHER BORROWED FUNDS

Included in other borrowed funds are bonds issued by the Group at par on a monthly basis. These bonds, which mature within 1 year of their issue date, had a balance of EUR 196,623 thousand and EUR 195,690 thousand in 2004 and 2005, respectively. The weighted average interest rates were 3.49% and 3.56% in 2004 and 2005 respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 24:   ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES

Accounts payable, accrued expenses and other liabilities at December 31, comprised:

	2004	2005
	(EUR in thousands)
Accrued expenses and deferred income	45,833	49,155
Amounts due to re-insurers	10,703	16,772
Income and other taxes payable	207,367	196,205
Accounts payable and other	939,662	871,230
Securities payable	335,602	672,896
Accrued interest and commissions	185,125	295,179
Deferred tax liability	312,500	336,013
Amounts due to third-parties under collection agreements	43,985	350,145
Accrued benefit cost for pensions	158,444	155,162
Accrued benefit cost for other retirement benefits	2,622	—
Provision for additional minimum pension liability	21,848	33,999
Dividends payable	14,500	13,108
Accounts payable of non-financial services sector subsidiaries	1,203	74,713
Amounts due to government agencies	24,057	28,082
European Re-development Fund	35,804	35,997
	2,339,255	3,128,656

NOTE 25:   INSURANCE RESERVES

Property-casualty reserves

Ethniki Hellenic General Insurance Company (“EH”), the insurance company of the Group has consistently made a provision for loss reserves by estimating the potential liability on a claim-by-claim basis. Activity in the liability for unpaid claims and claim adjustment expenses is summarized as follows:

	Year ended December 31,
	2003	2004	2005
	(EUR in thousands)
Reserve for unpaid claims and claim adjustment expenses as at January 1,	425,949	459,163	472,909
Incurred claims and claim adjustment expenses:
Provision for insured events of the current year	188,993	175,297	179,464
Change in provision for insured events of prior years	12,804	38,833	13,596
Total incurred claims and claim adjustment expenses	201,797	214,130	193,060
Payments
Claims and claim adjustment expenses attributable to insured events of the current year	(69,023)	(66,116)	(71,003)
Claims and claim adjustment expenses attributable to insured events of prior years	(117,375)	(109,103)	(116,990)
Total payments	(186,398)	(175,219)	(187,993)
Changes in unearned premium reserves	17,815	(25,165)	9,082
Reserves for unpaid claims and claim adjustment expenses as at December 31,	459,163	472,909	487,058

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 25:   INSURANCE RESERVES (Continued)

Reinsurance arrangements

The reinsurance program of EH is designed to minimize the company’s exposure to large claims. The level of risk retained by the company is determined by the levels of shareholder equity, Gross Written Premiums and the types of risk underwritten. The company’s reinsurance program was redesigned in 2005 in favour of excess of loss rather than quota share treaties. This change is not expected to expose the company to significantly higher levels of risk.

NOTE 26:   LONG-TERM DEBT

Long-term debt (original maturities of more than one year) at December 31, 2005 comprised:

	Under 1 year	1-5 years	After 5 years	TOTAL
	(EUR in thousands)
By remaining maturity
Senior Debt:
Fixed Rate	1,152	15,638	12,740	29,530
Variable Rate	19,913	62,010	—	81,923
Subordinated Debt:
Fixed Rate	—	—	445,983	445,983
Variable Rate	—	—	1,594,506	1,594,506
Total	21,065	77,648	2,053,229	2,151,942

Senior fixed rate debt

The Group’s senior fixed rate debt of EUR 29,530 thousand at December 31, 2005 is denominated in EUR, carries a weighted average interest rate of 3.59%, matures through 2012 and pays interest semi-annually.

Senior variable rate debt

The Group’s senior variable rate debt of EUR 81,923 thousand at December 31, 2005 matures through 2016 and pays interest quarterly. Debt denominated in EUR amounting to 77,673 thousand had a weighted average interest rate of 4.51%; US dollar denominated debt (converted to EUR 4,251 thousand) had a weighted average interest rate of 4.63%.

Subordinated debt and Variable Interest Entities

NBG Funding Ltd and NBG Finance plc (the “finance subsidiaries”) are 100% owned unconsolidated finance subsidiaries of the Bank. The Bank has fully and unconditionally guaranteed all securities issued by these companies. There are no restrictions on the ability of these unconsolidated finance subsidiaries to transfer funds to the Bank in the form of cash dividends, loans and advances.

NBG Funding Ltd issued the following securities:

1.                EUR 350 million Series A Floating Rate Non-Cumulative Non-Voting Preferred Securities issued in July 2003. The securities are guaranteed on a subordinate basis by the Bank. The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part, in

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 26:   LONG-TERM DEBT (Continued)

July 2013 or on any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate is three-month Euribor plus 175 bps until July 11, 2013 and Euribor plus 275 bps thereafter, which is paid quarterly.

2.                EUR 350 million series B CMS- Linked Subordinated Callable Notes issued in November 2004. The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part, in November 2014 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend is 6.25% for the first year and is determined as the 10 year EUR CMS mid swap rate plus 12.5 bps reset every six months and capped at 8.00% paid semi-annually.

3.                USD 180 million series C CMS- Linked Subordinated Callable Notes issued in November 2004. The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part, in November 2014 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend is 6.75% for the first year and then determined as the 10 year USD CMS mid swap rate plus 12.5 bps reset every six months and capped at 8.50% paid semi-annually.

4.                EUR 230 million series D CMS- Linked Subordinated Callable Notes issued in February 2005. The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part, on February 16, 2015 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate is 6.00% until February 16, 2010 and thereafter is determined as the difference of the 10 year EUR CMS mid swap rate minus the 2 year mid swap rate multiplied by four subject to a minimum rate of 3,25% and capped at 10.00% paid annually.

The proceeds of the instruments issued by NBG Funding were lent to NBG Finance through Eurobond issues and ultimately lent to the Bank under loan agreements with the same terms as each of the instruments referred to above but with a 30 year maturity.

In addition, NBG Finance plc issued the following securities:

1.                EUR 750 million Callable Subordinated Floating Rate Notes issued in June 2002. The securities are due in June 2012 and are guaranteed on a subordinate basis by the Bank. The notes may be redeemed at the option of the Bank in or after June 2007. The notes carry interest at Euribor plus 80 bps to June 2007 and Euribor plus 210 bps thereafter, which is paid quarterly.

2.                JPY30 billion Callable Subordinated Fixed Rate Notes issued in June 2005. The securities are due in June 2035 and are guaranteed on a subordinate basis by the Bank. The notes may be redeemed at the option of the Bank in or after June 2015. The notes carry a fixed rate of interest of 2,755%, which is payable semi-annually in arrears.

The proceeds of the above notes issued by NBG Finance are lent to the Bank under loan agreements with the same terms as each of the Notes referred to above.

The Group’s subordinated debt at December 31, 2005 is represented in its entirety by all loans by NBG Finance to the Bank, which transfer the proceeds of the securities mentioned above issued by NBG Funding and NBG Finance to the Bank.

The Group does not consolidate the finance subsidiaries following the guidance in FIN 46R. Under this guidance, the Group is not deemed to be the primary beneficiary of the entities because the Group does not absorb the majority of the entities’ expected losses nor does it receive a majority of the entities’ expected returns.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

The following table summarizes the Group’s off-balance-sheet financial instruments, whose contract amounts represent credit risk, as of December 31, 2004 and 2005.

	2004	2005
	(EUR in thousands)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit:
Commercial and personal	8,967,571	10,090,651
Commercial real estate	56,975	60,807
Residential real estate	284,864	681,003
Commercial letters of credit	336,032	207,544
Standby letters of credit and financial guarantees written	1,944,340	2,921,104

Commitments to Extend Credit.   Commitments to extend credit are agreements to lend to a customer, as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The majority of commitments to extend credit have terms up to one year and are based on EURIBOR / LIBOR—or other base rates. Management evaluates each customer’s credit worthiness in determining the amount of collateral to obtain. Collateral held varies and may include accounts receivable, inventory, property, plant and equipment and real estate.

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

Standby Letters of Credit and Financial Guarantees Written.   Standby letters of credit and financial guarantees written are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support the financing needs of the Bank’s commercial customers, and are short-term in nature. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Group holds marketable securities as collateral supporting those commitments for which collateral is deemed necessary

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 27:   COMMITMENTS AND CONTINGENCIES (Continued)

Legal Contingencies.   The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these maters is not expected to have a material adverse effect on the consolidated financial condition of the Group.

NOTE 28:   OTHER NON-INTEREST INCOME

Other non-interest income at December 31, comprised:

	2003	2004	2005
	(EUR in thousands)
Insurance operations income	561,231	612,248	616,383
Warehouse fees	12,168	12,892	11,572
Hotel revenues	24,450	24,731	25,976
Profit on sales of properties	63,686	48,022	49,322
Other	150,071	109,852	113,618
Total	811,606	807,745	816,871

NOTE 29:   OTHER NON-INTEREST EXPENSE

Other non-interest expense at December 31, comprised:

	2003	2004	2005
	(EUR in thousands)
Reinsurance premiums and insurance operating costs	557,246	744,418	539,251
Warehouses cost of services	2,131	1,950	3,551
Hotel running costs	19,728	21,153	25,476
Credit card costs	52,783	44,348	35,362
Broker costs	7,628	8,230	7,727
Other	320,793	364,860	304,914
Total	960,309	1,184,959	916,281

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 30:   INCOME TAXES

The significant components of the provision for income taxes for the years ended December 31, 2003, 2004 and 2005 are as follows:

	2003	2004	2005
	(EUR in thousands)
Tax provision from continuing operations:
Current tax provision	(187,189)	(181,987)	(168,186)
Deferred tax benefit/(provision)	98,747	188,022	(64,600)
Total tax (expense)/ benefit	(88,442)	6,035	(232,786)

The differences between the statutory income tax rates and the effective tax rates are summarized as follows:

	2003	2004	2005
	(EUR in thousands)
Average statutory income tax rates(1)	33.20%	33.11%	30.40%
Effect of tax—exempt (income)/losses	15.82%	(5.23)%	(2.70)%
Effect of companies with losses	4.38%	(2.16)%	0.43%
Non deductible expenses	5.54%	5.28%	7.52%
Non deductible goodwill	21.94%	—	0.61%
Statutory revaluation of fixed assets	(37.29)%	(73.86)%	(0.06)%
Effect of change in income tax rate	—	38.81%	(1.62)%
Effect of 5% tax reduction due to merger activity			(2.26)%
General allowance for loan losses recognized only for tax purposes	—	—	(3.14)%
Other	0.22%	0.26%	(0.09)%
Average effective rate	43.81%	(3.79)%	29.09%

(1)          The average statutory income tax rates are used in view of the fact that the consolidated subsidiaries are taxed under different tax rates depending on the nature of their entrepreneurial activity, the jurisdiction in which taxes are levied.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 30:   INCOME TAXES (Continued)

The significant components of deferred income tax assets and liabilities at December 31, comprised:

	2003	2004	2005
	(EUR in thousands)
Deferred Tax Assets:
Allowance for loan losses	7,454	14,480	4,646
Accrued expenses	6,752	7,500	3,084
Mark to market valuation of securities and derivative liabilities	166,286	150,830	135,651
Retirement Benefits	50,005	20,273	16,640
Insurance Reserves	7,051	56,500	49,039
Statutory revaluation on fixed assets	198,922	316,453	316,934
Other	45,281	44,476	32,225
Total deferred tax assets	481,751	610,512	558,219
Deferred Tax Liabilities:
Tax free reserves	(205,379)	(192,757)	(224,849)
Other(1)	(182,434)	(119,743)	(111,164)
Total deferred tax liabilities	(387,813)	(312,500)	(336,013)
Net deferred tax asset / (liability)	93,938	298,012	222,206

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

Following legislation enacted in December 2004, the applicable Greek statutory rate of tax is reduced from 35% for 2004, to 32% for 2005, 29% for 2006 and 25% for 2007 and thereafter. The rates for 2005 and 2006 applicable to the Bank are 27% and 24% respectively, based on a law which reduced the tax rate by 5% for companies which effected legal mergers until December 31, 2005.

Tax-free reserves represent profits made on the sale of shares, property, bonds and other similar assets as well as income taxed at privileged rates such as interest earned on treasury bills and bonds, which are not distributed. These reserves are fully taxed upon distribution and have, therefore, been treated as temporary differences in the deferred tax computations.

NOTE 31:   RELATED PARTY TRANSACTIONS

The Bank has entered into transactions with its directors, significant shareholders, and their affiliates (related parties). The aggregate amount of loans to such related parties totaled EUR 279,911 and EUR 273,610 thousand at December 31, 2004 and 2005 respectively. The terms extended to related parties are similar to those extended to unrelated parties.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 31:   RELATED PARTY TRANSACTIONS (Continued)

The Bank had loans due from the Hellenic Republic in the amount of EUR 15,165 thousand and EUR 2,128 thousand in 2004 and 2005 respectively.

NOTE 32:   ADDITIONAL PAID-IN CAPITAL

In 2003, the Bank decided to pay a stock dividend. Under local legislation, this type of dividend is paid out of statutory reserves. In order to effect the stock distribution the necessary reserves are capitalized to share capital. Under local legislation, when stock dividends are paid, the number of shares in circulation increases by an amount equal to the number of shares paid out as stock dividends. Shares are distributed on a pro-rata basis to existing shareholders. The par value of the shares remains unchanged (in the Bank’s case EUR 4.50 per share) thus increasing share capital amount recorded in the balance sheet (by EUR 104,342 thousand in 2003). For US GAAP reporting purposes, this capitalization was effected through Accumulated Surplus.

In February 2004 the Greek Parliament approved legislation whereby companies were allowed for tax purposes to revalue land and buildings to their current market value. Companies were required to pay tax at the rate of 2% for land and 10% for buildings on the difference between the tax base prior to the revaluation and the re-valued amount. The law also stipulated that, if the reserve was capitalized to share capital, full depreciation on the re-valued amounts for buildings would be allowed for tax purposes. If the reserve was not capitalized the tax benefits from calculating depreciation and capital gains and losses on the re-valued amount would be lost. The Group decided to take advantage of this law and capitalize the statutory revaluation surplus to share capital.

For US GAAP reporting purposes, where property is carried at cost, no such revaluation surplus existed and Accumulated Surplus was not sufficient to reflect this capitalization. Hence, this capitalization was effected through Additional Paid In Capital.

Both capitalizations have the benefit of increasing the number of shares held by investors. The additional shares have identical rights as the previous existing shares. Furthermore, the new shares were distributed in the same proportion as pre-existing shares, hence causing no dilution. The Bank’s ability to pay dividends from Accumulated Surplus is not presently affected, as the capitalization was effected through a statutory revaluation reserve.

Consequently, the computations of basic and diluted EPS were adjusted retroactively for all periods presented to reflect the change in capital structure. When the changes in common stock occur after the close of the period but before the issuance of the financial statements (which was the case for the 2003 financial statements), the per share computations for those and any prior-period financial statements presented were based on the new number of shares.

In 2005 following the legal merger of the Bank with National Investment Company, the Bank raised the par value of the shares from EUR 4.50 to EUR 4.80 thus increasing share capital amount recorded in the balance sheet (by EUR 100,979 thousand in 2005). This capitalization was effected through Additional paid in Capital. There was no effect on basic and diluted earnings per share.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 33:   EARNINGS PER SHARE DATA

Basic earnings per share is computed by dividing net income for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year (amounts in EUR thousand, except share and per share data).

	2003	2004	2005
Net Income	127,496	210,270	555,194
Weighted Average common share outstanding	317,317,496	318,324,795	323,803,543
Earnings per common share—Basic and diluted	0.40	0.66	1.71
Earnings per common share—Basic and diluted excluding discontinued operations	0.32	0.56	1.63

NOTE 34:   REGULATORY MATTERS

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

As of December 31, 2005, the Bank was adequately capitalized under the applicable regulatory framework. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based and Tier I risk based ratios as set forth in the table below. There are no conditions or events since December 31, 2005 that management believes have changed the Bank’s compliance with capital requirements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 34:   REGULATORY MATTERS (Continued)

The Bank’s actual capital amounts and ratios are also presented in the table below (amounts are expressed in EUR thousand, except ratios):

			For Capital Adequacy Purposes
	Actual		Minimum Required
	Amount	Ratio	Amount	Ratio
As of December 31, 2005:
Total Capital	4,574,768	16.8%	2,176,505	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	2,525,997	9.3%	1,088,252	4.0%
(to Risk-Weighted Assets)
As of December 31, 2004:
Total Capital	3,811,761	15.8%	1,930,005	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	2,475,922	10.3%	961,523	4.0%
(to Risk-Weighted Assets)
As of December 31, 2003:
Total Capital	3,553,845	15.5%	1,834,243	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	2,471,942	10.7%	924,090	4.0%
(to Risk-Weighted Assets)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 34:   REGULATORY MATTERS (Continued)

The actual capital amounts and ratios for the Group are presented in the table below (amounts are expressed in EUR thousand, except ratios):

			For Capital Adequacy Purposes
	Actual		Minimum Required
	Amount	Ratio	Amount	Ratio
As of December 31, 2005:
Total Capital	4,756,946	15.2%	2,504,619	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	3,854,903	12.3%	1,565,386	5.0%
(to Risk-Weighted Assets)
As of December 31, 2004:
Total Capital	4,062,865	14.8%	2,196,143	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	3,266,858	11.9%	1,372,629	5.0%
(to Risk-Weighted Assets)
As of December 31, 2003:
Total Capital	3,473,525	12.9%	2,154,123	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	2,729,344	10,1%	1,080,928	4.0%
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

The following information should not be interpreted as an estimate of the fair value of the entire Group since a fair value calculation is only provided for a limited portion of the Group’s assets. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Group’s disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Group’s financial instruments at December 31, 2004 and 2005:

Financial Instruments Stated at Carrying Amount.   The carrying amount of cash and due from banks, interest-bearing deposits with banks, federal funds sold and resale agreements approximates its fair value. Fair value for trading assets, which also is the amount recognized in the consolidated balance sheet, is based on quoted market prices of comparable instruments. The carrying amount of liabilities on

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 35:   FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

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

Loans.   For variable rate commercial loans that reprice frequently (within a relatively short time frame) and have no significant change in credit risk, fair value is based on carrying amount. Fair value for mortgage loans, consumer installment loans, credit-card loans, and other consumer loans is estimated using discounted cash flow models. The discount rates are based on current market interest rates for similar types of loans. Fair value for commercial real estate and commercial loans that do not reprice or mature within relatively short time frames is estimated using discounted cash flow analysis. The discount rates used are those currently being offered for loans with similar terms to borrowers of similar credit quality. Fair value for impaired loans is estimated using discounted cash flow analysis or underlying collateral values, where applicable.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 35:   FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The carrying amount, the amount at which financial instruments are reported in the balance sheet, and the estimated fair value of the Group’s financial instruments at December 31, is presented below. For items, which reprice frequently and/or are short in duration, carrying amount approximates fair value.

	Year ended December 31,
	2004		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(EUR in thousands)		(EUR in thousands)
Financial Assets:
Cash and due from banks	703,408	703,408	1,510,972	1,510,972
Deposits with central bank	390,768	390,768	1,184,383	1,184,383
Federal funds sold and securities purchased under agreements to resell	3,784,470	3,784,470	2,495,733	2,495,733
Interest bearing deposits with banks	4,859,268	4,859,268	1,322,015	1,322,015
Money market investments	150,023	150,023	179,073	179,073
Trading assets	10,555,535	10,555,535	13,663,419	13,663,419
Derivative assets	186,061	186,061	284,469	284,469
Securities available-for-sale	3,548,381	3,548,381	2,607,009	2,607,009
Securities held to maturity	—	—	20,867	20,867
Loans, net of allowance	26,060,193	26,752,583	29,581,628	30,242,207
Customers’ liability on acceptances	711	711	205	205
Accrued interest receivable	587,284	587,284	534,594	534,594
Total financial assets	50,826,102	51,518,492	53,384,367	54,044,946
Financial Liabilities:
Total deposits	40,242,676	40,244,514	45,251,084	45,252,049
Central bank borrowings	1,411	1,411	353	353
Federal funds purchased and securities sold under agreements to repurchase	6,664,782	6,664,782	2,726,817	2,726,817
Derivative liabilities	287,402	287,402	297,867	297,867
Other borrowed funds	196,623	196,623	195,690	195,690
Acceptances outstanding	711	711	205	205
Long-term debt	1,648,247	1,641,750	2,151,942	2,061,553
Total financial liabilities	49,041,852	49,037,193	50,623,958	50,534,534

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 36:   SEGMENT INFORMATION

The Group is a diversified financial services company operating primarily in Greece with operations in various countries including the United Kingdom, France (closed down in 2004), the United States and Canada (Discontinued operations), Cyprus, South Africa, Bulgaria, Former Yugoslav Republic of Macedonia, Romania, Germany (closed down in 2004), Egypt, Albania and the Netherlands. The Group’s reportable segments are presented below, and no other industry or geographic segment in which the Group operates is individually significant.

	Total Assets		Interest Income		Interest expense		Non-interest income		Non-interest expense
	(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%
December 31, 2003:
Banking-Greek	43,317,261	78.3%	1,565,583	73.5%	535,266	65.0%	324,384	24.9%	1,182,938	53.2%
Banking Foreign	6,778,682	12.3%	379,638	17.9%	236,602	28.8%	126,662	9.7%	179,302	8.1%
Investment banking	288,286	0.5%	5,669	0.3%	5,031	0.6%	42,606	3.3%	20,388	0.9%
Global Investment & Private Banking	56,876	0.1%	26	0.0%	44	0.0%	31,914	2.5%	6,601	0.3%
Investment Activities	277,683	0.5%	6,576	0.3%	102	0.0%	41,802	3.2%	22,876	1.0%
Insurance	1,188,622	2.1%	23,595	1.1%	0	0.0%	642,391	49.3%	690,742	31.1%
Other-Greek(1)	595,117	1.1%	10,783	0.4%	93	0.0%	62,805	4.7%	47,102	2.1%
Other Foreign	55,358	0.1%	3,617	0.2%	0	0.0%	1,270	0.1%	1,275	0.1%
Continuing operations	52,557,885	95.0%	1,995,487	93.7%	777,138	94.4%	1,273,834	97.7%	2,151,224	96.8%
Discontinued operations	2,770,014	5.0%	134,846	6.3%	46,416	5.6%	29,636	2.3%	72,141	3.2%
Total	55,327,899	100.0%	2,130,333	100.0%	823,554	100.0%	1,303,470	100.0%	2,223,365	100.0%

	Net income before taxes		Income Tax (Expense)/Benefit		Depreciation and amortization expense		Revenue from transactions with other segments
	(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%
December 31, 2003:
Banking-Greek	46,232	18.8%	(39,394)	37.2%	72,341	68.0%	(56,127)	25.0%
Banking Foreign	77,759	31.6%	(51,866)	48.9%	17,392	16.4%	(133,076)	59.3%
Investment banking	22,856	9.3%	(7,700)	7.3%	714	0.7%	(4,527)	2.0%
Global Investment & Private Banking	25,295	10.3%	(6,981)	6.6%	190	0.2%	(305)	0.1%
Investment Activities	25,400	10.3%	1,561	(1.5)%	732	0.7%	(4,625)	2.1%
Insurance	(24,756)	(10.1)%	(13,288)	12.5%	6,105	5.7%	(18,121)	8.1%
Other-Greek(1)	25,593	10.4%	29,672	(28.0)%	2,022	1.9%	(7,106)	3.2%
Other Foreign	3,519	1.4%	(446)	0.4%	331	0.3%	(16)	0.0%
Continuing operations	201,898	82.0%	(88,442)	83.4%	99,827	93.9%	(223,903)	99.8%
Discontinued operations	44,443	18.0%	(17,534)	16.6%	6,516	6.1%	(496)	0.2%
Total	246,341	100.0%	(105,976)	100.0%	106,343	100.0%	(224,399)	100.0%

(1)             Included in Other-Greek are mutual fund operations, as well as non-financial services subsidiaries in Greece.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 36:   SEGMENT INFORMATION (Continued)

	Total Assets		Interest Income		Interest expense		Non-interest income		Non-interest expense
	(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%
December 31, 2004:
Banking-Greek	42,203,140	77.2%	1,682,772	76.2%	494,251	70.3%	369,242	28.1%	1,167,830	48.5%
Banking Foreign	6,626,603	12.1%	341,559	15.5%	118,819	16.9%	94,577	7.3%	170,902	7.1%
Investment banking	260,868	0.5%	5,262	0.3%	4,185	0.6%	26,300	2.1%	15,340	0.6%
Global Investment & Private Banking	273,121	0.5%	7,197	0.3%	0	0.0%	50,305	3.8%	12,875	0.5%
Investment Activities	305,124	0.5%	1	0.0%	41,535	5.9%	63,614	4.8%	13,952	0.6%
Insurance	1,517,332	2.8%	18,598	0.8%	2,557	0.4%	637,414	48.5%	913,394	37.9%
Other-Greek(1)	696,349	1.3%	13,266	0.6%	560	0.1%	44,963	3.4%	43,693	1.9%
Other Foreign	85,497	0.2%	5,961	0.3%	0	0.0%	1,859	0.1%	2,639	0.1%
Continuing operations	51,968,034	95.1%	2,074,616	94.0%	661,907	94.2%	1,288,274	98.1%	2,340,625	97.2%
Discontinued operations	2,684,746	4.9%	134,468	6.0%	41,017	5.8%	25,289	1.9%	68,255	2.8%
Total	54,652,780	100.0%	2,209,084	100.0%	702,924	100.0%	1,313,563	100.0%	2,408,880	100.0%

	Net Income before taxes		Income Tax (Expense)/Benefit		Depreciation and amortization expense		Revenue from transactions with other segments
	(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%
December 31, 2004:
Banking-Greek	247,786	117.4%	(67,269)	468.4%	72,162	63.8%	(100,752)	56.0%
Banking Foreign	87,989	41.7%	(22,590)	157.3%	21,442	19.0%	(6,308)	3.5%
Investment banking	12,036	5.7%	(2,757)	19.2%	392	0.3%	(3,458)	1.9%
Global Investment & Private Banking	44,627	21.2%	(4,471)	31.1%	789	0.7%	(3,637)	2.0%
Investment Activities	8,126	3.9%	(10,378)	72.3%	182	0.2%	(44,170)	24.5%
Insurance	(259,939)	(123.2)%	73,641	(512.8)%	6,469	5.7%	(13,820)	7.7%
Other-Greek(1)	13,362	6.3%	40,502	(282.0)%	3,152	2.8%	(6,060)	3.4%
Other Foreign	5,137	2.4%	(643)	4.5%	589	0.5%	(1,375)	0.8%
Continuing operations	159,124	75.4%	6,035	(42.0)%	105,177	93.0%	(179,580)	99.8%
Discontinued operations	51,878	24.6%	(20,396)	142.0%	7,906	7.0%	(383)	0.2%
Total	211,002	100.0%	(14,361)	100.0%	113,083	100.0%	(179,963)	100.0%

(1)          Included in Other-Greek are mutual fund operations, as well as non-financial services subsidiaries in Greece.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 36:   SEGMENT INFORMATION (Continued)

	Total Assets		Interest Income		Interest expense		Non-interest income		Non-interest expense
	(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%
December 31, 2005:
Banking-Greek	46,448,603	77.4%	1,946,624	77.0%	617,901	69.8%	447,806	30.1%	1,031,253	49.9%
Banking Foreign	7,504,149	12.5%	391,657	15.5%	216,840	24.5%	118,552	8.0%	198,701	9.6%
Investment banking	265,454	0.4%	1,331	0.1%	40	0.0%	44,389	3.0%	22,135	1.1%
Global Investment & Private Banking	28,865	0.0%	929	0.0%	0	0.0%	9,455	0.6%	9,109	0.4%
Investment Activities	405,109	0.7%	76	0.0%	14	0.0%	107,973	7.2%	7,334	0.4%
Insurance	1,604,622	2.7%	23,286	0.9%	1,646	0.2%	685,800	46.0%	672,655	32.5%
Other-Greek(1)	820,970	1.4%	18,633	0.7%	180	0.0%	50,195	3.4%	50,301	2.4%
Other Foreign	175,210	0.3%	7,852	0.3%	500	0.1%	2,603	0.2%	3,217	0.2%
Continuing operations	57,252,982	95.4%	2,390,388	94.5%	837,121	94.6%	1,466,773	98.5%	1,994,705	96.5%
Discontinued operations	2,754,517	4.6%	139,069	5.5%	47,738	5.4%	22,764	1.5%	71,828	3.5%
Total	60,007,499	100.0%	2,529,457	100.0%	884,859	100.0%	1,489,537	100.0%	2,066,533	100.0%

	Net income before taxes		Income Tax (Expense)/Benefit		Depreciation and amortization expense		Revenue from transactions with other segments
	(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%
December 31, 2005:
Banking-Greek	555,481	65.6%	(165,256)	65.8%	55,715	60.6%	(108,164)	68.9%
Banking Foreign	60,614	7.2%	(8,126)	3.2%	18,690	20.2%	(8,110)	5.1%
Investment banking	23,545	2.8%	(7,376)	2.9%	315	0.3%	(3,569)	2.3%
Global Investment & Private Banking	1,274	0.0%	(2,365)	0.9%	63	0.1%	(3,884)	2.5%
Investment Activities	100,701	11.9%	(15,231)	6.1%	180	0.2%	(2,936)	1.9%
Insurance	34,785	4.1%	(23,871)	9.5%	6,133	6.7%	(22,469)	14.3%
Other-Greek(1)	17,497	2.1%	(9,964)	4.0%	2,261	2.5%	(6,262)	4.0%
Other Foreign	6,425	0.8%	(597)	0.2%	750	0.8%	(1,335)	0.9%
Continuing operations	800,322	94.5%	(232,786)	92.6%	84,107	91.4%	(156,729)	99.9%
Discontinued operations	46,773	5.5%	(18,490)	7.4%	7,865	8.6%	(223)	0.1%
Total	847,095	100.0%	(251,276)	100.0%	91,972	100.0%	(156,952)	100.0%

(1)    Included in Other-Greek are mutual fund operations, as well as non-financial services subsidiaries in Greece.

The information reported to management for purposes of making decisions about allocating resources to each segment and assessing its performance does not materially differ from the information presented above

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:   EMPLOYEE BENEFIT PLANS

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

In 1992, the Greek Parliament passed Law 2084/1992 which, considering the provisions of other laws mentioned above, limits the Group’s obligation to fund these “main plan’’ deficits up to the funding deficits which existed in 1992 for each plan. The effect of the change in legislation was to limit the Group’s funding obligations to the contributions set out by the Ministry of Labor and Social Security plus each fund’s deficit should one arise, capped at the amount of deficit as of 1992.

National Bank of Greece Employee Main Pension Plan

The Bank’s employees’ Main Pension Plan provides for defined contributions to be made by the Bank at a rate of 26.5% of the employee’s salary, for employees who joined any social security plan prior to 1.1.1993. The corresponding rate for employees insured by any social security fund after that date is 13,33%. Such contributions totaled EUR 93.8 million in 2005. The Bank must also fund amounts up to EUR 25.24 million per annum for any funding deficits, to the extent that any funding deficit occurs in that year as discussed above. Current projections indicate that such funding deficits will arise again after 2008, by which time under current legislation the Plan would have to merge with the State Main Pension Plan (IKA). Employee contributions are 11% of the employee’s salary, for employees insured by any social security plan prior to 1.1.1993. The corresponding rate for employees insured by any social security fund after that date is 6.67%. The benefits paid are determined by a formula, which takes into account years of service with the Bank and the employee’s final pensionable salary. The annual pension after 35 years of service is approximately 80% of final annual pensionable pay. Final pensionable pay is typically less than 75% of actual pay.

In 2005 and 2006, the Greek Government passed further legislation (Law 3371/2005, as amended) permitting certain bank employee main pension schemes to merge into IKA earlier than in 2008, if the respective auxiliary pension plans were previously dissolved and the employees and pensioners insured by them would be transferred to the state sponsored auxiliary fund IKA-ETEAM and the new Insurance Fund of Bank Employees (“ETAT”).

In April 2006, the Bank applied under Law 3371/2005, as amended, to merge the Main Pension Fund with IKA earlier than 2008.

Ethniki Hellenic General Insurance Co (“EH”) Employee Plan (T.A.P.E.)

The Group’s insurance company contributes to a main pension plan, which provides for a monthly pension to be paid upon retirement. The benefit structure, as relates to the pension, is similar to that provided under the Bank’s employees´ main plan. Accrued benefits are also paid on an earlier date in the

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:   EMPLOYEE BENEFIT PLANS (Continued)

event of death or disability. T.A.P.E. also provides for health benefits to its members. Pursuant to the provisions of Law 3029/11.07.2002 this plan is accounted for as a defined contribution plan. Employer contributions to this plan totalled EUR 10.8 million in 2005.

b)   Defined Contribution Plans Covered by Greek Law 2084/1992 and 2556/1997

Group employees participate in auxiliary pension plans governed by Greek Law 2084/1992 as amended by Law 2556/1997. Similar to the “main” plans above, the employees of the Bank and several of its subsidiaries participate in auxiliary pension funds rather than participating in state-sponsored auxiliary social security schemes. These plans, described below, have contribution rates and benefit schemes that are determined by Ministerial Decree. As such, these plans are substitutes for standard Greek employees’ auxiliary social security benefits typically available to employees in other Greek companies.

New legislation passed in 2005 and 2006 (Law 3371/2005, as amended) as mentioned previously, provides that employees that were hired by the Bank from January 1, 2005 and thereafter are insured in the state auxiliary pension plan IKA-ETEAM. Employees hired before January 1, 2005 and pensioners of the bank will also be covered by the same plan should the interested parties (employees and employers) decide to dissolve the Bank’s auxiliary plan. In this case employees will be expected to make contributions to this fund which will be a percentage of the salaries paid. The exact percentage will be assessed through a special financial study. The new law also provides for the creation of a new Insurance Fund of Bank Employees and pensioners insured in the social security system before January 1, 1993 (“ETAT”), that will pay additional benefits to the aforementioned employees and pensioners, being the difference between those provided by the existing auxiliary plan and those provided by IKA-ETEAM.

In April 2006, the Bank applied under Law 3371/2005, as amended, to merge its Auxiliary Pension Fund into ETAT. An independent financial study commissioned by the Ministry of Finance pursuant to this legislation will be carried out to assess the contribution of the employer to the fund.

National Bank of Greece Auxiliary Pension Plan

The Bank’s employees´ Auxiliary Pension Plan provides for defined contributions to be made by the Bank at a rate of 9.0% of the employee’s salary. Such contributions totaled EUR 33.0 million in 2005. Employees contribute at a rate of 3.5% of their salary. The benefits paid are determined by a formula, which takes into account years of service with the Bank and the employee’s final pensionable pay.

c)   Defined Contribution Plans Other Than Pensions

National Bank of Greece Health Plan (T.Y.P.E.T.)

T.Y.P.E.T. is accounted for as a defined contribution plan according to Law 3029/2002. The Bank has no legal obligation to contribute any amounts in excess of its defined contributions of 6.25% of employees’ salaries. Contributions to this plan totaled EUR 22.7 in 2005.

T.A.P.E. mentioned above also falls into this category.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:   EMPLOYEE BENEFIT PLANS (Continued)

d)   Other Defined Contribution Plans

The Group makes contributions to other foreign defined contribution pension plans. Group contributions to these plans totaled approximately EUR 1.1 million in 2005.

e)   National Bank of Greece Lump Sum Benefit Plan

The Bank does not make any contributions to this plan. The Bank has granted a loan to the plan, the outstanding balance of which as at December 31 2005 was €68 million maturing in 2020, bearing interest at three-month Euribor and fully collateralized.

f)   Defined Benefit Pension Plans

In addition to the plans discussed above, the Bank and certain of its subsidiaries sponsor defined benefit pension plans. The plans vary in their specific features, but most are contributory, final pay and accumulated years of service-based defined benefit plans. The funding policies vary slightly but typically include employee and employer monthly contributions in accordance with Greek or local laws regarding such plans. Some companies within the Group also provide termination indemnities. Benefits paid out directly by Group Companies to the members of such plans were EUR 3.6 million, EUR 16.8 million and EUR 32.5 million over 2003, 2004 and 2005 respectively. The increase in such benefits in 2004 and 2005 was due predominantly to the voluntary early retirement scheme of Ethniki Hellenic Insurance Company, the Greek insurance subsidiary of the Bank.

Net periodic pension costs for these defined benefit plans include the following components for the years ended December 31:

	2003	2004	2005
	(EUR in millions)
Service cost	10.2	11.4	11.6
Interest cost	13.8	16.9	17.7
Expected return on plan assets	(5.5)	(6.8)	(7.5)
Amortization of actuarial gains	1.9	3.0	4.7
Amortization of transition obligation	4.8	—	—
Amorization of prior year cost	—	—	0.1
Additional costs of extra benefits	—	26.5	2.4
Other income	—	(6.1)	5.6
Additional charge for acquisition	22.9	—	—
Net periodic pension cost	48.1	44.9	34.6

Weighted average assumptions used to determine the net periodic pension cost for the years ended December 31:

	2003	2004	2005
Discount rate	5.5%	5.5%	5.2%
Expected return on plan assets	6.5%	6.5%	6.3%
Rate of compensation increase	4.5%	4.0%	4.1%

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:   EMPLOYEE BENEFIT PLANS (Continued)

To set the expected long-term rate of return assumptions the Group, in consultation with its advisors, uses forward-looking assumptions in the context of historical returns and volatilities of each asset class as well as correlations among asset classes. The expected long-term rate of return assumption is annually adjusted based on revised expectations of future investment performance of the overall capital markets, as well as changes to local regulations affecting investment strategy. The weighted average expected long-term rate of return assumption used in computing the 2005 net periodic pension cost was 6.3%.

The aggregated funding status recognized in the consolidated balance sheet is reconciled below as follows for the years ended December 31:

	2003	2004	2005
	(EUR in millions)
Change in benefit obligation:
PBO, beginning of year	280.8	348.0	400.1
Less: Discontinued operations	—	—	(26.8)
Service cost	10.2	11.4	11.6
Add Share of discontinued operations	1.7	2.0	—
Interest cost	13.8	16.9	17.7
Add: Share of discontinued operations	1.5	1.5	—
Employee contributions	7.1	5.6	6.5
Actuarial gain	26.4	42.0	32.7
Adjustment for disposal and other	24.6	(0.6)	2.0
Benefits paid	(18.1)	(47.1)	(63.0)
Settlements/ Terminations/ Curtailments	—	19.5	(8.7)
Expenses	(0.1)	—	—
Prior service cost arising over last period	0.1	0.9	—
PBO, end of year	348.0	400.1	372.1

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:   EMPLOYEE BENEFIT PLANS (Continued)

	2003	2004	2005
	(EUR in millions)
Change in plan assets:
Fair value, beginning of year	111.3	135.0	156.2
Less: Discontinued operations	—	—	(24.5)
Actual return on assets	12.6	30.4	34.0
Adjustment for disposals and other	1.2	(1.6)	—
Employer contributions	17.6	17.3	11.0
Employee contributions	7.1	5.6	6.5
Expenses	(0.3)	(0.2)	—
Benefits paid	(14.5)	(30.3)	(42.0)
Fair value, end of year	135.0	156.2	141.2
Funded status, end of year	(213.0)	(243.9)	(230.9)
Unrecognized prior service cost	0.1	1.0	0.7
Unrecognized net loss	67.8	84.5	75.0
Net amount recognized	(145.1)	(158.4)	(155.2)

The weighted-average assumptions used in determining the projected benefit obligation of such plans at December 31 are as follows:

	2003	2004	2005
Discount rate	5.5%	5.2%	4.4%
Rate of compensation increase	4.0%	4.1%	4.1%

Amounts recognized in the Consolidated Financial Statements as at December 31,

	2004	2005
	(EUR in millions)
Prepaid benefit	6.4	—
Accrued benefit cost	(186.7)	(189.2)
Intangible asset	0.9	0.7
Accumulated Other Comprehensive Income	21.0	33.3
Net amount recognized	(158.4)	(155.2)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:   EMPLOYEE BENEFIT PLANS (Continued)

Additional year-end information for pension plans with accumulated benefit obligations in excess of plan assets

	2004	2005
	(EUR in millions)
Projected benefit obligation	400.1	372.1
Accumulated benefit obligation	308.9	292.9
Fair value of plan assets	156.3	141.2
Additional Minimum Pension Liability
Additional minimum liability	21.9	34.0
Intangible asset	(0.9)	(0.7)
Accumulated other comprehensive income	(21.0)	(33.3)

In accordance with the relevant requirements of SFAS87, in the cases of benefit plans where the Accumulated Benefit Obligation exceeds the fair value of plan assets (if any), an additional minimum liability has been recognized such that the total balance sheet liability is at least equal to the unfunded accumulated benefit obligation. For such plans, where the unfunded ABO exceeds any balance sheet accrual (or if there is a balance sheet prepayment), an additional minimum liability equal to the excess of the unfunded ABO over the balance sheet provision has been recognized.

Plan Assets

	Target Allocation	Percentage of Plan Assets as at December 31
	2006	2005	2004
Asset category:
Equity securities	60% - 70%	66%	50%
Debt securities	10% - 20%	13%	25%
Real estate	1% - 3%	2%	2%
Cash and cash equivalents	10% - 20%	14%	20%
Other	2% - 6%	5%	3%
		100%	100%

The overall investment objective of the Group is to optimize returns at an acceptable level of risk within the requirements of the local laws, where applicable.

Equity securities include common stock of the Bank in the amount of
EUR 60.8 million (38.9% of total plan assets) and EUR 90.6 million (64.2% of total plan assets) at December 31, 2004 and 2005 respectively. There was no Group debt included in the Plan Assets in 2004 and 2005 respectively.

Projected Benefit Payments

Benefit payments projected to be made from the defined benefit Pension Plans are as follows:

Benefit payments projected
(EUR in millions)
2007	26.7
2008	13.0
2009	18.1
2010	22.3
2011	27.6
2012-2016	184.9

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:   EMPLOYEE BENEFIT PLANS (Continued)

The Group expects to contribute EUR 18.2 million in 2006 with respect to the defined benefit plans.

g)   Post-retirement Defined Benefit Plans Other Than Pensions:

The Group supported post retirement defined benefit plans other than pensions, which provided for various health benefits including post-retirement health benefits. All assets, liabilities and costs regarding these plans have been included in discontinued operations as at and for the year ended December 31, 2005 in the consolidated balance sheet and the consolidated statement of income respectively. Comparative periodic costs for the years ended December 31, 2004 and December 31, 2003 have also been included in discontinued operations in the consolidated statement of income.

The accrued benefit cost for other post-retirement benefit plans recognized in the consolidated balance sheet is reconciled below as follows for the years ended December 31:

	2003	2004	2005
	(EUR in millions)
Change in benefit obligation:
APBO, beginning of year	3.0	2.9	2.4
Less: Discontinued Operations	—	—	(2.4)
Service cost	—	—	—
Add: Share of Discontinued Operations	—	0.1	—
Interest cost	—	—	—
Add: Share of Discontinued Operations	0.2	0.1	—
Employee contributions	—	—	—
Actuarial gain	0.5	(0.4)	—
Adjustment for disposal and other	(0.8)	(0.2)	—
Benefits paid	(0.1)	(0.1)	—
Prior service cost arising over last period	0.1	—	—
APBO, end of year	2.9	2.4	—
Funded status, end of year	(2.9)	(2.4)	—
Unrecognized net loss	0.3	(0.1)	—
Unrecognized prior service benefit	(0.1)	(0.1)	—
Accrued benefit cost	(2.7)	(2.6)	—

The weighted-average assumptions used in determining the post-retirement projected benefit obligation and net periodic pension cost of such plans at December 31, are as follows:

	2003	2004	2005
Discount rate	5.5%	5.9%	5.9%
Health care cost trend ultimate rate	4.0%	5.0%	5.0%

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:   EMPLOYEE BENEFIT PLANS (Continued)

These assumptions have a significant effect on the amounts reported above. A sensitivity analysis follows:

	2003	2004	2005
	(EUR in millions)
Effect of a 1% increase in assumed costs:
Effect on service and interest cost	0.0	0.0	0.0
Effect on APBO	0.1	0.1	0.1
Effect of a 1% decrease in assumed costs:
Effect on service and interest cost	(0.0)	(0.0)	(0.0)
Effect on APBO	(0.1)	(0.1)	(0.1)

NOTE 38:   ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income, net of taxes, comprise:

	Foreign Currency Items	Unrealized Gains on Available-for-Sale Securities	Additional minimum pension liability	Accumulated Other Comprehensive Income
	(EUR in thousands)
Balance, January 1, 2003	2,633	(92,041)	—	(89,408)
Changes during 2003	(23,572)	110,072	—	86,500
Balance, December 31, 2003	(20,939)	18,031	—	(2,908)
Changes during 2004	(9,202)	46,098	(18,796)	18,100
Balance, December 31, 2004	(30,141)	64,129	(18,796)	15,192
Changes during 2005	24,520	(27,779)	(9,611)	(12,870)
Balance, December 31, 2005	(5,621)	36,350	(28,407)	2,322

NOTE 39:   FOREIGN EXCHANGE POSITION

At December 31, 2005 the EUR equivalent of the assets and liabilities, which are denominated in foreign currency, amounted to EUR 9,075,938 thousand (EUR 9,812,199 thousand for 2004 and EUR 10,544,984 thousand for 2003) and EUR 12,233,803 thousand (EUR 10,333,271 thousand for 2004 and EUR 10,806,356 thousand for 2003) respectively.

NOTE 40:   POST BALANCE SHEET EVENTS

(a) Mergers, acquisitions and disposals

a)     In January 2006, following its Board of Directors decision on December 20, 2005, the Bank participated in the share capital increase of its subsidiary Banca Romaneasca acquiring 109,802,021 out of 122,479,448 new shares amounting to RON 219.6 million (equivalent EUR 60 million) for cash consideration.

b)     In February 2006, the Bank announced the conclusion of the agreement for the sale of its subsidiary National Bank of Greece (Canada) to Scotiabank. The total consideration received was CAD 71.3 million (equivalent €52 million).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 40:   POST BALANCE SHEET EVENTS (Continued)

c)     On February 15, 2006, Ethniki Hellenic General Insurance completed the acquisition of 100% of the share capital of Alpha Insurance Romania for a consideration of €2.7 million. The acquisition was funded by the company’s own capital.

d)     On February 22, 2006, Group companies Ethniki Hellenic General Insurance and United Bulgarian Bank, agreed with American International Group Inc (“AIG”) to jointly establish a Life insurance Company and a Property and Casualty insurance company in Bulgaria. National Insurance and United Bulgarian Bank will each hold 30% of the share capital of the two new companies, with the remaining 40% to be held by American Life Insurance Company (“ALICO”) and AIG Central Europe & CIS Insurance Holdings Corporation, which will also exercise the management of the new companies. The authorized share capital was set for the Life insurance company to BGN 6 million (equivalent €3.1 million), and for the Property and Casualty insurance company to BGN 5.4 million (equivalent €2.8 million).

e)     On April 3, 2006, the Bank entered into an agreement to acquire 46% of the ordinary shares in Finansbank and 100% of Finansbank’s founder shares, a commercial and retail bank in Turkey. As at March 31, 2006, Finansbank was the fifth largest privately-owned bank in Turkey in terms of its consolidated assets and equity. According to the 2005 audited International Financial Reporting Standards (IFRS) financial statements consolidated assets and equity amounted to YTL 17,722 million (US$10,553 million)  and YTL 1,708 million (US$ 1,017 million) respectively (FX rate at June 23, 2006—YTL 1.6793 to 1 USD).

Pursuant to the terms of the Acquisition Agreement, the Bank has agreed to acquire from Fiba Holding A.S_. (“Fiba Holding”), Fina Holding A.S_. (“Fina Holding”), Girisim Factoring A.S_. (“Girisim Factoring”) and Fiba Factoring Hizmetleri A.S_. (“Fiba Factoring”) (together, the “Fiba Sellers”) 46% of the ordinary shares of Finansbank, and 100% of Finansbank’s founder shares, for US$2,774 million in cash (the “Acquisition”). Founder shares have no voting power but are entitled to receive 10% of statutory profit as dividend, after allocation of tax, legal reserve and first dividend (5% of nominal share capital) to shareholders.

The Bank intends to launch a mandatory offer for the remaining ordinary shares held by the minority shareholders of Finansbank and Finans Finansal Kiralama A.S_. (“Finans Leasing”), (the “Tender Offer”), in the second half of 2006, following completion of the Acquisition.

If the Bank acquires less than a 4.0% plus one share additional stake of the ordinary shares through the Tender Offer, the Fiba Sellers have agreed to sell to the Bank sufficient ordinary shares such that the Bank will own 50% plus one share of the share capital of Finansbank upon completion of the Tender Offer.

Pursuant to the terms of the Acquisition Agreement, Fiba Holding will retain 9.7% of the ordinary shares of Finansbank, less any additional shares sold to the Bank in order for the Bank to achieve at least a 50% plus one share in Finansbank upon completion of the Tender Offer. The residual stake held by Fiba Holding will be subject to put and call arrangements with the Fiba Sellers, as provided for in the shareholders’ agreement between the Bank and the Fiba Sellers, exercisable for a two year period commencing two years after closing of the Acquisition at a multiple of between two and a half and three and a half times the book value of the Finansbank Acquired Businesses at that time, depending upon the satisfaction of performance-based criteria.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 40:   POST BALANCE SHEET EVENTS (Continued)

As a condition of the Acquisition, Fiba Holding, an entity controlled by Mr. Hüsnü Özyegin, the founder and principal shareholder of Finansbank, has agreed to purchase from Finansbank its international operations for US$600 million in cash prior to the closing of the Acquisition, at which time Fiba Holding has agreed to sell Finansbank’s Malta subsidiary back to Finansbank for US$48 million (the international operations of Finansbank other than Malta were not offered for sale to NBG). Consummation of these transactions is a condition to the closing of the Acquisition.

Other conditions of the Acquisition include formal approval by the Turkish Banking Regulatory and Supervisory Agency (“BRSA”), approval by the Turkish Competition Board (“TCB”), the consent of the Bank of Greece and any required approvals relating to the sale by Finansbank of its non-Turkish subsidiaries (other than its subsidiary in Malta) to Fiba Holding.

The Bank intends to use the majority of the net proceeds from the Rights Issue to finance in part the Acquisition and the Tender Offer, which are currently expected to close during the third quarter of 2006 and by the first quarter of 2007, respectively.

f)      On April 28, 2006, NBG International Holdings BV sold for USD 400 million in cash, net of expenses, its subsidiary Atlantic Bank of New York, whose consolidated net assets as at March 31, 2006 amounted to USD247 million.

g)     The Boards of Directors of the Bank and National Real Estate, further to their decisions (dated 29/7/2005) regarding the merger of the two companies through absorption of the latter by the Bank, proposed to the General Meetings of their Shareholders the following share exchange ratio: 2 shares of the absorbing National Bank for 15 shares of the absorbed National Real Estate. Approval by regulatory authorities to initiate the merger procedures was obtained in October 2005 (Greek Government Gazette issue 11146/21.10.2005). PricewaterhouseCoopers and KPMG were engaged as auditors to certify the book value of National Bank of Greece’s and National Real Estate’s assets respectively, as at the transformation balance sheet date (31/7/2005) and to issue a fairness opinion on the share swap ratio. PricewaterhouseCoopers and KPMG issued their fairness opinion on the share swap ratio. On 3 February 2006, the second repeat General Meeting of the Bank’s Shareholders approved the above merger under the terms proposed by the Board of Directors, which included the capitalisation of EUR 67,320 thousand in order to increase the nominal value of common shares from EUR 4.80 to EUR 5.00.

On March 31, 2006, the Ministry of Development approved the aforementioned merger and as of the same date the National Real Estate was permanently deregistered from the Registrar Of Companies (Ref. Of Merger Approval: K2-4813, Ref. Of Deregistration: K2-744).

On completion of the merger and cancellation of National Real Estate shares owned by National Bank of Greece, the Bank’s total number of shares increased by 2.670.367 shares which, added to existing shares (i.e. 336.599.045), raised the total number of the Bank’s shares to 339.269.412 and increased the share capital to EUR 1,696,347 thousand.

(h)   On July 13, 2006 the Bank agreed to acquire P&K Securities, a Greek brokerage firm, for a total consideration of €48.7 million. This acquisition will create, together with National Securities Co., the leading brokerage company in the Greek equity capital markets which will also focus on playing an active role in the SEE region.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 40:   POST BALANCE SHEET EVENTS (Continued)

(b) Share capital increase

On June 1, 2006 at the second Repeat General Meeting of the Bank’s Shareholders it was decided to increase the Bank’s share capital by EUR 678,539 thousand through a rights issue of 135,707,764 new ordinary registered shares, of a nominal value of EUR 5 per share, with pre-emptive rights in favour of existing shareholders at a ratio of 4 new ordinary registered shares to 10 existing ordinary registered shares, at an offer price of EUR 22.11 per new share. Following the increase which was completed on July 7, 2006, the Company’s share capital reached EUR 2,374,886 thousand divided into 474,977,176 common registered shares of a nominal value of €5 per share. The difference between the issue price and the nominal value of each share, totalling EUR 2,321,960 thousand was credited to the Additional Paid in Capital. The total funds raised from the issue amounted to EUR 3,000,499 thousand.

(c) Dividends Declared

The Bank’s Annual Ordinary Meeting of its Shareholders held on April 27, 2006 approved  the payment of a EUR 1 dividend per share for the financial year 2005. Entitled to the dividend were the holders of Bank’s shares as at the closing of the Athens Exchange session of 2 May 2006. The dividend was paid on 11 May 2006.

(d) Approval of buy-back program of own shares

At the annual General Meeting of Shareholders on April 27, 2006, a share buy-back program in accordance with article 16 par. 5 et seq. of Law 2190/1920 was approved, allowing the buy-back of shares up to 10% of the aggregate amount of the shares of the Bank with a minimum purchase price of EUR 5 and a maximum of EUR 60 per share for the time period between May 5, 2006 and April 27, 2007.

(e) Stock Option Program

The Bank currently has no stock options issued or outstanding. At the repeat General Meeting of Shareholders on June 22, 2005, a Group-wide employee stock option plan was approved. The stock option plan will last five years and a maximum number of 2.5 million new Ordinary Shares may be allocated to the Bank’s executive members of the Board of Directors, executives of the management as well as employees of the Group, at a price floating within a range of the nominal value of the ordinary share of EUR 4.5 at that time to 70% of the average market price thereof within the time period from January 1 of the year the options are granted until the date they are first exercised. The stock option plan has not yet become effective. The enactment of the stock option plan falls within the discretion of the Bank’s Board of Directors and may take place at any time. At the repeat General Meeting of Shareholders on June 1, 2006, an amendment to such stock option plan was approved, pursuant to which in the event there is a change in the number of shares of the Bank, the number of the stock option rights which have not been enacted or exercised, the corresponding shares and the exercise price will be adjusted accordingly so that the value of these rights remains unchanged.

At the repeat General Meeting of Shareholders on June 1, 2006, a new Group-wide stock option plan was approved however, no options have yet been issued. The stock option plan will last five years expiring in 2011. A maximum number of 2.5 million new Ordinary Shares may be allocated to the Bank’s executive members of the Board of Directors, managers and employees of the Bank and its affiliates at a price floating within a range of a minimum price which is the nominal value of the Ordinary Shares (which, at

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 40:   POST BALANCE SHEET EVENTS (Continued)

the date of this Offering Circular is €5) to a maximum price which is 70% of the average market price thereof within the time period from the date following the date of the General Meeting (i.e. June 2, 2006) until the date the options are first exercised. The price range gives the Board of Directors flexibility to determine the exercise price under different sub-plans. In the event there is a change in the number of shares of the Bank, the number of the stock option rights which have not been enacted or exercised, the corresponding shares and the exercise price will be adjusted accordingly so that the value of these rights remains unchanged.

(f) Hotel operations

In June 2006 the Bank’s subsidiary Astir Palace Vouliagmenis S.A. signed an agreement with the Starwood group under which Starwood will be the operator of the hotel complex for the next 15 years.

NOTE 41:   RECLASSIFICATION

Certain amounts in prior periods have been reclassified to conform to the current presentation and to reflect the disposal of ABNY and NBG Canada (see Note 18 “Discontinued Operations”).