Form 20-F
period 2006-12-31
NATIONAL BANK OF GREECE SA
filed 2007-07-02
CIK 1096061

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
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

None

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as at December 31, 2006, the close of the period covered by the annual report:

475,287,219 Ordinary shares of nominal value €5.00 per share

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

Currency and Financial Statement Presentation

The NBG Group operates in many countries and earns money and makes payments in many different currencies. All references to “Greek drachmas”, or “GRD” are to Greek drachmas, all references to “$”, “U.S. dollars”, “USD” or “US$” are to United States dollars and all references to “€”, “EUR” or to “euro” are to the lawful currency of the member states of the European Union that have adopted the single currency in accordance with the Treaty Establishing the European Community, as amended by the Treaty on European Union and the Treaty of Amsterdam. References to “EMU” are to the European Economic and Monetary Union. All references to “R” are to South African rand, all references to “CYP” are to Cyprus pounds, all references to “BGN” are to Bulgarian leva, all references to “RON” are to Romanian Lei, all references to “TRY” are to Turkish new lira, all references to “CSD” are to Serbian dinars, all references to “CHF” are to Swiss francs, all references to “JPY” are to Japanese YEN and all references to “MKD” are to Macedonian denars.

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

Solely for convenience, this Annual Report contains translations of certain euro amounts into U.S. dollars at specified rates. These are simply convenience translations and you should not expect that a euro amount actually represents a stated U.S. dollar amount or that it could be converted into U.S. dollars at the rate suggested, or any other rate. In this Annual Report, the translations of euro amounts into U.S. dollars, where indicated, have been made at the noon buying rate for cable transfers of euro into U.S. dollars of US$1.00 = €0.7486, as reported by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on June 11, 2007. Similar convenience translations, such as translations of South African rand, Cyprus pounds, Macedonian denars, Bulgarian leva, Romanian lei, Serbian dinar and Turkish new lira into U.S. dollars, where indicated, have been made at the respective rates of South African rand 7.2230 per U.S.$1.00, Cyprus pounds 0.4369 per U.S.$1.00, Macedonian denars 45.8137 per U.S.$1.00, Bulgarian leva 1.4645 per U.S.$1.00, Romanian lei 2.4467 per US$1.00, Serbian dinar 61.0915 per US$1.00 and Turkish new lira 1.3398 per US$1.00. These are the respective Noon Buying Rates for the stated currencies on June 11, 2007.

The table below sets out the highest and lowest exchange rate between the euro and the U.S. dollar, for each of the completed six months preceding the filing of this Annual Report:

		Euro
Month	US$1.00=	High	Low
January, 2007		0.7756	0.7536
February, 2007		0.7737	0.7559
March, 2007		0.7644	0.7490
April, 2007		0.7490	0.7327
May, 2007		0.7452	0.7344
June, 2007 (through June 11, 2007)		0.7486	0.7393

The following table sets forth the average exchange rates between the euro and the U.S. dollar for each of the five years ended December 31, 2002, 2003, 2004, 2005 and 2006 and for the current annual period through June 11, 2007. The following exchange rates have been calculated using the average of the Noon Buying Rates for euro during each of the past five annual periods, and for the current period through June 11, 2007.

Annual Period	US$1.00=	Euro
2002		1.0578
2003		0.8833
2004		0.8039
2005		0.8033
2006		0.7960
2007 (through June 11, 2007)		0.7527

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

•       political and economic conditions in the countries outside Greece in which we operate, particularly in Turkey and in South Eastern Europe (“SEE”);

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

ITEM 2                   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3                   KEY INFORMATION

A.   Selected Financial Data

The following information as at, and for the years ended, December 31, 2002, 2003, 2004, 2005 and 2006 has been derived from the consolidated financial statements of the Group. These financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and have been audited by our principal auditors Deloitte Hadjipavlou Sofianos & Cambanis S.A. The financial statements of our significant subsidiary Finansbank S.A. have been audited by KPMG Akis Bagimsiz Denetim ve SMMM A.S. The selected financial and operating data should be read in conjunction with Item 5 in this Annual Report and with the Group’s audited U.S. GAAP financial statements and the notes thereto as at December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 (the “U.S. GAAP Financial Statements”) included elsewhere in this Annual Report.

The following tables set forth selected financial information for the Group for the years ended December 31, 2002, 2003, 2004, 2005 and 2006.

	Year ended December 31,
	2002(1) EUR	2003(1) EUR	2004(1) EUR	2005(1) EUR	2006 EUR	2006 USD
	(in thousands, except per share data)
CONSOLIDATED STATEMENT OF INCOME DATA
Continuing operations
Total Interest Income	2,257,361	1,995,487	2,074,616	2,390,388	3,502,774	4,679,100
Total Interest Expense	(1,123,235)	(777,138)	(661,907)	(837,121)	(1,402,419)	(1,873,389)
Net Interest Income	1,134,126	1,218,349	1,412,709	1,553,267	2,100,355	2,805,711
Provision for loan losses	(133,925)	(139,061)	(201,234)	(225,013)	(261,603)	(349,456)
Non-interest Income
Credit card fees	57,393	64,561	75,220	79,675	126,981	169,625
Service charges on deposit accounts	28,358	42,027	43,293	38,218	40,941	54,690
Other fees and commissions	274,627	324,158	336,438	369,730	457,269	610,832
Net trading profit/(loss)	(228,342)	107,780	5,451	5,933	6,369	8,508
Net realized gains/(losses) on sales of available-for-sale securities	3,753	(98,046)	16,305	119,523	116,872	156,121
Equity in earnings/(losses) of investees	5,787	21,748	3,822	36,823	26,890	35,920
Other income	794,522	811,606	807,745	816,871	981,961	1,311,730
Total non-interest income	936,098	1,273,834	1,288,274	1,466,773	1,757,283	2,347,426

	Year ended December 31,
	2002(1) EUR	2003(1) EUR	2004(1) EUR	2005(1) EUR	2006 EUR	2006(2) USD
	(in thousands, except per share data)
Non-Interest Expense
Salaries and employee benefits	846,468	798,444	956,871	893,368	1,037,474	1,385,886
Depreciation of premises and equipment	75,281	70,972	73,403	60,209	74,276	99,220
Amortization of intangible assets	40,011	28,855	31,774	23,898	24,404	32,600
Other than temporary impairment in available-for-sale securities	35,537	—	7,980	—	—	—
Impairment of Goodwill and equity method investments	—	210,762	—	16,162	52,860	70,612
Minority Interest, net of tax	(64,431)	12,869	(13,629)	40,625	96,150	128,440
Summary other(3)	1,036,653	1,042,191	1,270,597	1,001,068	1,296,295	1,731,626
Total non-interest expense	1,969,519	2,164,093	2,326,996	2,035,330	2,581,459	3,448,384
Income from continuing operations before income tax expense and extraordinary item	66,780	189,029	172,753	759,697	1,014,576	1,355,297
Discontinued operations
Income from discontinued operations before income tax expense and extraordinary item	49,836	44,443	51,878	46,773	69,326	92,608
Extraordinary item(4)	96,105	—	—	—	—	—

Net income	126,873	127,496	210,270	555,194	858,064	1,146,224
Net income per share from continuing operations (after extraordinary item)
Basic(5) and Diluted	0.29	0.30	0.53	1.52	1.92	2.56
Net income per share from continuing operations (before extraordinary item)
Basic(5) and Diluted	—	0.30	0.53	1.52	1.92	2.56
Net income per share (after extraordinary item)
Basic(5) and Diluted	0.38	0.38	0.62	1.61	2.06	2.75
Net income per share (before extraordinary item)
Basic(5) and Diluted	0.09	0.38	0.62	1.61	2.06	2.75
Cash dividends declared per share(6)	1.10	0.45	0.65	1.00	1.00	1.34

The number of shares as adjusted to reflect changes in capital is presented in the following table:

	Weighted average number of shares outstanding
	Year ended December
	2002	2003	2004	2005	2006
As reported in previous years	313,005,466	317,317,496	318,324,795	323,803,543	—
As restated based on the share capital increase with pre-emptive rights	334,262,033	338,866,898	339,942,604	345,793,420	417,341,186

(1)             Certain amounts in prior periods have been reclassified to conform to the current presentation and to reflect the disposal of Atlantic Bank of New York and NBG Canada. See Note 19 to the U.S. GAAP Financial Statements included in this Annual Report. Also, certain amounts in prior periods have been re-expressed in euro.

(2)             Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = €0.7486 on June 11, 2007. For information regarding the historical rates of exchange between the euro and the U.S. dollar, refer to “Introduction—Currency and Financial Statement Presentation” in this Annual Report.

(3)             “Summary other” comprises (i) occupancy expenses, (ii) equipment expenses, (iii) deposit insurance premiums and (iv) other non-interest expenses.

(4)             Certain employee benefit plans which were previously accounted for as defined benefit plans were accounted for in 2002 and onwards either as defined contribution plans or plans no longer sponsored by the Bank.

(5)             The weighted average number of common shares takes into account the merger of the Bank with the National Bank for Investment and Industrial Development (“ETEBA”), our former investment banking subsidiary, in December 2002, the capitalization of reserves in May 2003, the capitalization of reserves in May 2004, the merger of the Bank with National Investment Co. in December 2005, the merger of the Bank with National Real Estate S.A. in April 2006, the rights issue of four new shares for every ten shares in June 2006 and the share capital increase due to the exercise of stock options (adjustment effective as at January 25, 2007).

(6)             The cash dividends declared per share information reflects dividends declared and paid in the year indicated in respect of net profits of the previous completed financial year, in accordance with the Bank’s dividend policy. See “—Dividends” in this Item 3.A.

	Year ended December 31,
	2002(1) EUR	2003(1) EUR	2004(1) EUR	2005(1) EUR	2006 EUR	2006(2) USD
	(in thousands)
CONSOLIDATED BALANCE SHEET DATA
ASSETS
Cash and due from banks	764,512	789,920	703,408	1,510,972	1,863,974	2,489,947
Deposits with central bank	203,036	530,424	390,768	1,184,383	2,110,191	2,818,850
Federal funds sold and securities purchased under agreements to resell	4,744,943	3,458,270	3,784,470	2,495,733	2,398,097	3,203,442
Interest bearing deposits with banks	5,486,932	5,068,936	4,859,268	1,322,015	2,272,043	3,035,056
Money market investments	125,448	92,955	150,023	179,073	367,653	491,121
Trading assets	15,278,098	13,788,871	10,555,535	13,663,419	12,682,153	16,941,161
Securities:
Available-for-sale, at fair value and Held to maturity	3,843,962	5,514,615	3,548,381	2,627,876	4,155,066	5,550,449
Loans	20,631,325	22,933,040	27,175,405	30,674,173	43,756,843	58,451,567
Less: Allowance for loan losses	(1,011,145)	(1,047,493)	(1,115,212)	(1,092,545)	(1,224,757)	(1,636,063)
Net loans	19,620,180	21,885,547	26,060,193	29,581,628	42,532,086	56,815,504
Assets classified as held for sale(3)	—	—	—	2,754,517	—	—
Summary other assets(4)	5,179,106	4,198,361	4,600,734	4,687,883	7,332,475	9,794.917
Total assets	55,246,217	55,327,899	54,652,780	60,007,499	75,713,738	101,140,447
LIABILITIES AND SHAREHOLDERS’ EQUITY
Total deposits	40,288,833	42,042,945	40,242,676	45,251,084	55,885,061	74,652,766
Central bank borrowings	6,804	6,804	1,411	353	1,024	1,368
Federal funds purchased and securities sold under agreements to repurchase	8,278,892	6,078,897	6,664,782	2,726,817	3,037,503	4,057,578
Long-term debt	813,947	1,171,467	1,648,247	2,151,942	4,445,565	5,938,505
Liabilities classified as held for sale(5)	—	—	—	2,255,132	—	—
Summary other liabilities(6)	4,620,578	4,637,331	4,519,106	5,248,723	6,706,028	8,958,095
Total liabilities	54,009,054	53,937,444	53,076,222	57,634,051	70,075,181	93,608,312
SHAREHOLDERS’ EQUITY
Common stock	1,043,419	1,147,761	1,492,090	1,615,675	2,376,436	3,174,507
Additional paid-in capital	408,058	379,450	19,975	139,892	2,413,066	3,223,438
Accumulated other comprehensive income/(loss)	(89,408)	(2,908)	15,192	2,322	(48,735)	(65,102)
Treasury stock, at cost	(421,035)	(348,790)	(210,128)	(1,104)	(26,826)	(35,835)
Accumulated surplus	296,129	214,942	259,429	616,663	924,616	1,235,127
Total shareholders’ equity	1,237,163	1,390,455	1,576,558	2,373,448	5,638,557	7,532,135
Total liabilities and shareholders’ equity	55,246,217	55,327,899	54,652,780	60,007,499	75,713,738	101,140,447

(1)             Certain amounts in prior periods have been reclassified to conform to the current presentation and to reflect the disposal of Atlantic Bank of New York and NBG Canada. See Note 19 to the U.S. GAAP Financial Statements included in this Annual Report.

(2)             Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = €0.7486on June 11, 2007. For information regarding the historical rates of exchange between the euro and the U.S. dollar, refer to “Introduction—Currency and Financial Statement Presentation” in this Annual Report.

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

SELECTED FINANCIAL RATIOS

	Year ended December 31,
	2002	2003	2004	2005	2006
	(%)
Return on assets(1)	0.04	0.21	0.30	0.96	1.16
Return on equity(2)	1.78	8.64	11.13	28.74	19.97
Average equity to average assets(3)	2.48	2.46	2.66	3.33	5.81

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

Before paying dividends, the Bank, in accordance with our Articles of Association and Greek corporate law (codified law 2190/20), must allocate between 5% and 20% of our net profits to an ordinary reserve until this reserve equals at least one-half of the Bank’s share capital. Under the Bank’s Articles of Association and Greek corporate law, and subject to the limitations described above and below, each year the Bank is required to pay a minimum dividend out of the net profits for the year, if any, equal to the greater of:

•       6% of the Bank’s share capital; or

•       35% of the net profits of the Bank on a standalone basis for the year (after the deduction of statutory reserves and any profits resulting from the sale of equity participations that represent at least 20% of the paid-up share capital of a subsidiary company in which the Bank has held an equity participation for at least ten years). According to Greek law 3460/2006, unrealized profits from marking securities to market will be deducted from net profits in order to determine the minimum dividend.

However, a majority representing at least 70% of the Bank’s paid-up share capital may vote that the Bank pay dividends amounting to 6% of the Bank’s share capital even in the event that this is not the greater amount.

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

In the event that the mandatory minimum dividend payments equal 35% of the net profits for the year (after the deduction of statutory reserves and any profits resulting from the sale of equity participations that represent at least 20% of the paid-up share capital of a subsidiary company in which the Bank has held an equity participation for at least ten years), a majority of the Bank’s shareholders representing at least 65% of the paid-up share capital may vote to pay the lower dividend of 6% of the Bank’s share capital. The remaining undistributed dividend must then be transferred to a special reserve which must, within four years following the General Meeting, be distributed in the form of a share dividend. However, a majority representing 70% of the Bank’s paid-up capital may vote to waive this share dividend.

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

On May 18, 2004, at the Bank’s General Meeting, the Bank’s shareholders approved the distribution of a cash dividend in the amount of €0.65 per share with respect to the year ended December 31, 2003. On May 17, 2005, at the Bank’s General Meeting, the Bank’s shareholders approved the distribution of a cash dividend in the amount of €0.60 per share with respect to the year ended December 31, 2004. On April 27, 2006, at the Bank’s General Meeting, the Bank’s shareholders approved the distribution of a cash dividend in the amount of €1.00 per share with respect to the year ended December 31, 2005. On May 25, 2007 at the Bank’s General Meeting, the Bank’s shareholders approved the distribution of a cash dividend in the amount of €1.00 per share with respect to the year ended December 31, 2006.

The following table sets forth the actual dividends declared by the Bank for the corresponding periods and the dividends as a percentage of previous year’s net income. For financial years up to and including the year ended December 31, 2004, dividends declared by the Bank in the following year are based on Greek GAAP, whereas for the financial years ended December 31, 2005 and December 31, 2006 dividends are based on IFRS.

Year Ended December 31,	Amount of dividends per share, in EUR	Amount of dividends per share, in US$(1)	Number of shares entitled to dividend	% of previous year’s net income distributed
2003	0.45	0.60	231,870,986	35.2
2004	0.65	0.87	255,050,388	40.6
2005	0.60	0.80	330,118,200	48.2
2006	1.00	1.34	339,234,412	44.4
2007, through June 11	1.00	1.34	475,287,219	44.6

(1)             Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = €0.7486 on June 11, 2007.

The Bank currently expects to continue to pay dividends in accordance with the formula described above, subject to the financial condition of the Bank, the funding needs of our investment program and other relevant considerations.

Normally, dividends are declared and paid in the year subsequent to the reporting period. Up to and including the fiscal year ended December 31, 2005, dividends are accounted for once declared. Beginning in 2006, the Group changed its policy and now records a liability related to the mandatory minimum dividend payment computed as 35% of the net profits for the year less unrealized gains. The mandatory minimum dividend liability recognized in 2006 amounts to  €210,877 thousand. The effect of the mandatory minimum dividend in prior years is immaterial.

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

The majority of our operations and loan portfolio are concentrated in Greece. For the financial year ended December 31, 2006, approximately 55.7% of our total income from continuing operations, and as of December 31, 2006, 73.9% of our loans and advances to customers, were derived from our operations in Greece. As a result, the state of the Greek economy significantly affects our financial performance as well as the market price and liquidity of the Bank’s shares. To an increasing extent, our performance is affected by the economic conditions and levels of economic activity in other countries in which we operate, such as Bulgaria, Romania, the Former Yugoslav Republic of Macedonia (“FYROM”) and especially Turkey, from which 12.4% of our total income and 15.2% of our loan portfolio were derived in 2006. Consequently, an economic slowdown, a deterioration of conditions in Greece or other adverse changes affecting the Greek economy or the economies of these other countries could result in, among other things, higher rates of credit defaults on loans or declines in new borrowing, which could adversely impact our business, financial condition, cash flows and results of operations. Moreover, the political environment both in Greece and in other countries in which we operate may be adversely affected by events outside our control, such as changes in government policies, EU Directives in the banking sector and other areas, political instability or military action affecting Europe and/or other areas abroad and taxation and other political, economic or social developments in or affecting Greece and the countries in which we operate or may plan to expand.

Operating in Turkey carries specific macroeconomic and political risks.

As a result of our acquisition of Finansbank A.S. (“Finansbank”), we are subject to operating risks in Turkey, including the following:

•       Turkey is a parliamentary democracy, and, although stable, is not free from political uncertainty. In particular, Turkey is in the process of seeking integration into the EU, and on October 3, 2005, accession negotiations with the EU were opened. There can be no assurance, however, that Turkey will be able to meet the criteria applicable to become a member state of the EU or that the EU will maintain its current approach regarding the candidacy of Turkey. Failure of Turkey to become an EU member state could have a negative impact on the Turkish economy and Finansbank’s operations.

•       Political instability in the Middle East and military operations in neighboring Iraq have increased the political and economic risks in the region. The current situation in Iraq may contribute to further tension and may result in terrorist activities in Turkey. These risks may have an impact on the Turkish economy and our operations there.

•       Turkey has many characteristics of a developing economy. Over the past two decades, the Turkish economy has undergone a transformation from a highly protected and regulated system to a more free market economy. The Turkish economy has, in general, responded well to this transformation, showing an overall pattern of growth from 1992 to 2006. However, the Turkish economy has experienced a succession of financial crises, including those in 2000 and 2001, as well as macroeconomic imbalances, including substantial budget deficits, significant balance of payments deficits, high inflation rates and high real interest rates. In addition, Turkey has experienced hyperinflation until recently. There can be no assurance that Turkey will not face more financial crises, which could have a negative impact on Finansbank’s operations.

•       Historically, the Turkish currency has been subject to significant volatility against the euro and other currencies. For example, the Turkish Lira depreciated by 18% against the euro from May 8, 2006 to June 20, 2006. However, from our acquisition of Finansbank at August 18, 2006 to June 11, 2007 the Turkish Lira has appreciated by 4.6% against the euro. These fluctuations could have a negative impact on the value of our investment in Finansbank and on our overall profitability.

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

We conduct significant international activities and are expanding in emerging markets.

Apart from our operations in Greece and Turkey, we have built up substantial operations in Bulgaria, Romania, FYROM, Serbia and other developing economies. Our international operations are exposed to the risk of adverse political, governmental or economic developments in the countries in which we operate. In addition, most of the countries outside Greece in which we operate are emerging markets where we face particular operating risks. These factors could have a material adverse effect on our financial condition and results of operations. Our international operations also expose us to foreign currency risk. A decline in the value of the currencies in which our international subsidiaries receive their income or hold their assets relative to the value of the euro may have an adverse effect on our financial condition and results of operations.

We are actively pursuing expansion of our international market position, principally through acquisitions in SEE, Eastern Europe and the Southeastern Mediterranean region. We are currently evaluating a number of acquisition candidates in these regions and, consequently, we anticipate that our operations and our shareholders will increasingly be exposed to risks associated with acquisitions generally, as well as specific risks relating to business operations in these emerging markets.

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

Our lending margins may decline.

The Greek banking industry has historically enjoyed high loan margins compared to other EU member states. However, as Greece’s economy converges with those of other countries in the European Union, margins have been declining. In addition, the adoption of rules for the enhancement of transparency in the financial services market by the Bank of Greece and recent court judgments on consumer protection are expected to result in lower margins with respect to consumer loans and credits for banks operating in Greece. A further decline in lending margins would have a negative impact on our results from operations.

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

Increased competition from existing competitors or from new entrants to the Turkish market could limit Finansbank’s ability to grow or to maintain its market share and could cause downward pressure on margins, which could adversely affect the Group’s ability to meet its strategic objectives in Turkey. At the same time, convergence with the economies of existing EU member states could result in decreasing interest rate levels in Turkey, which could lead to a decline in Finansbank’s interest margins.

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

In common with other large companies in Greece that are, or were, in the public sector, the employees of the Bank and certain of our subsidiaries participate in employee-managed pension schemes. The Bank makes significant contributions to these schemes. In addition, the Bank and several of our subsidiaries offer other post-retirement benefit plans, including medical benefit plans. Our consolidated net liability under these plans at December 31, 2006 was €245.7 million, determined by reference to a number of critical assumptions that are subject to potential variation. Such variation may cause us to incur significantly increased liability in respect of these obligations. For more information on these assumptions and our current obligations under pension plans, see Note 38 to the U.S. GAAP financial statements for the year ended December 31, 2006, included in this Annual Report.

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

Most of our employees belong to a union and the Greek banking industry has been subject to strikes, such as in June 2005 when the Union of Greek Bank Employees went on strike for 23 days over pension reform legislation then under consideration by the Greek Parliament. Moreover, strikes over issues such as pensions and wages occur sporadically. Accordingly, labor unrest could have a material adverse effect on the Bank’s operations.

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

Non-performing loans represented approximately 3.4% of our total loan portfolio as at December 31, 2006. As a result of certain tax and legal considerations, non-performing loans generally remain on our balance sheet significantly longer than for other banks in the EU. See Item 4.E, “Business Overview—Selected Statistical Data—The Group’s Treatment of Non-Performing Loans”.

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

Although the Greek Government does not directly own any of our shares, it may exercise a degree of indirect influence on us, through certain state-related entities (primarily pension funds, most of whose boards of directors are appointed by the Greek Government), which on June 11, 2007, owned shares representing approximately 17.9% of our issued share capital. See Item 7.A, “Major Shareholders and Related Party Transactions—Major Shareholders—State Interests”.

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

In October 2005, the Council of the European Union published the final proposal for the re-casting of Directive 2000/12/EC of March 20, 2000, relating to the taking up and pursuit of the business of credit institutions, and Directive 1993/6/EEC of March 15, 1993, on the capital adequacy of investment firms and credit institutions. The final Directives 2006/48/EC and 2006/49/EC of the European Parliament and of the Council, which introduced the Basel II Capital Adequacy Framework (“the New Basel Capital Accord”), have been finalized and were published in June 2006. As a result of the adoption of these Directives by the Bank of Greece, the Bank may be required to maintain higher levels of capital, which could decrease our operational flexibility and increase our financing costs. Consequently, we cannot assure you that the New Basel Capital Accord will not have a material adverse effect on our financial condition or results of operations.

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

The principal trading market for our shares is the ATHEX. The ATHEX is less liquid than major stock markets in Western Europe and the United States. As a result, shareholders may have difficulty assessing the past performance of the shares based on our prior trading record on the ATHEX. In 2006, average daily trading value on the ATHEX was approximately €343 million, while in the first three months of 2007 it was approximately €460 million. In comparison, average daily trading value on the London Stock Exchange was approximately €23,772 million in 2006 and approximately €31,800 million in the first three months of 2007.

As at December 31, 2006, the aggregate market value of all shares listed on the ATHEX was approximately € 158 billion. The market value of our shares listed on the ATHEX on that date was €16.6 billion, representing approximately 10.5 % of the capitalization of all companies listed on the ATHEX. We cannot make assurances about the future liquidity of the market for our shares.

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

The Bank has operated a commercial banking business for 166 years. In that time, the Bank has expanded to become a large, diversified financial services group that today comprises the NBG Group. As part of our diversification, the Bank founded the Ethniki Hellenic General Insurance Company in 1891 and the National Mortgage Bank of Greece S.A. (“NMB”) in 1927. Until the establishment in 1927 of the Bank of Greece as the central bank of Greece, the Bank, in addition to commercial banking activities, was responsible for issuing currency in Greece. The Bank expanded its business further when, in 1953, it merged with Bank of Athens S.A. On October 2, 1998, the Bank merged into NMB to enhance revenue generation, realize cost-saving efficiencies and provide more integrated mortgage lending services to the Bank’s customers. In December 2002, the Bank fully acquired and integrated the operations of the National Bank for Investment and Industrial Development (“ETEBA”), an investment bank that was a majority-owned subsidiary of the Bank. As part of our ongoing effort to improve our portfolio structure and effectively respond to changes in the domestic and international markets, in December 2005 the Bank fully acquired and integrated the operations of our subsidiary the National Investment Company S.A., a securities portfolio management company. The Bank’s efforts to integrate further our operations and enhance our overall structure also led to the full acquisition and integration on March 31, 2006, of our subsidiary National Real Estate SA (“National Real Estate”).

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

In 2006 we undertook our largest international acquisition to date. On August 18, 2006, we acquired 46% of the ordinary shares and 100% of the founder shares in Finansbank, a commercial and retail bank in Turkey, from Fiba Holding A.S. (“Fiba Holding”), Fina Holding A.S. (“Fina Holding”), Girisim

Factoring A.S. (“Girisim Factoring”) and Fiba Factoring Hizmetleri A.S. (“Fiba Factoring”) (together, the “Fiba Sellers”) for a consideration of USD 2,323 million and USD 451 million, respectively. As at December 31, 2006, Finansbank was the fifth largest privately-owned bank in Turkey in terms of its consolidated assets and equity. In order to finance our acquisition of Finansbank, we increased our share capital through a rights issue in July 2006 by payment in cash with preemptive rights to our existing shareholders at a ratio of four new shares for every ten shares. FIBA Sellers retained a residual stake of 9.68% in the ordinary share capital of Finansbank, which is subject to certain put and call agreements, as provided for in the shareholders’ agreement between the Bank and FIBA Sellers, exercisable for a two-year period commencing on August 18, 2008, at a multiple of between 2.5 and 3.5 times the book value of Finansbank’s ordinary share, subject to certain performance criteria. The sellers also agreed and undertook to attend any general meetings of Finansbank and to vote such number of shares they then own as is equal to the difference between 50.01% of the ordinary shares and the total number of ordinary shares then owned by the Bank in accordance with the instructions and directions of the Bank. Based on that, it was deemed that the Bank obtained a controlling interest on August 18, 2006 and as such this acquisition was within the scope of FAS 141 Business Combinations. As a result of Turkish Capital Markets legislation, NBG made a mandatory offer to minority shareholders. During the mandatory tender offer period between January 8 and January 29, 2007, the Bank acquired a further 43.44% of Finansbank’s outstanding ordinary shares. On April 5, 2007, we sold 5% of Finansbank’s share capital to the International Finance Corporation (“IFC”). This stake is subject to certain put and call agreements, as provided in the shareholder’s agreement between NBG and IFC, exercisable in seven years. Following the completion of the mandatory tender offer and the sale of shares to the IFC, we have proceeded to acquire further outstanding ordinary shares in Finansbank. Up to June 11, 2007 (the most recent practicable date), we had acquired 2,488,042 shares of Finansbank, 0.2% of its outstanding share capital, for a consideration of €7.7 million (TRY 14.3 million).

On September 12, 2006, we entered into an agreement with the Republic of Serbia for the acquisition of 99.4% of the share capital of Vojvodjanska Banka a.d. NoviSad (“Vojvodjanska”) for the cash consideration of  €360 million. The acquisition was effected on December 31, 2006. We have also deposited a further €25 million in an escrow account until December 2007. The escrow is set against certain expected recoveries from Vojvodjanska’s fully provided non-performing loan portfolio and will be released to us on a € to € basis against any shortfall in recovery.

On March 21, 2007, we acquired 100% of P&K Investment Services SA, a large Greek investment services company, from its selling shareholders (“P&K Sellers”), for a consideration of  €48.7 million, €43.9 million of which was paid to the P&K Sellers upon closing. The remaining consideration will be released to the P&K Sellers on March 21, 2010, conditional on the attainment of key targets set out in the pre-agreed business plan. On May 10, 2007, P&K Investment Services SA sold its subsidiary P&K Mutual Fund Management SA to Millennium Bank AE for €1.68 million.

On April 19, 2007, we signed an agreement for the sale of our minority shareholding in AGET Heracles to majority shareholders Lafarge Group. Pursuant to this agreement, we sold 18,480,899 shares, representing 26% of the share capital of AGET Heracles. This sale is consistent with our stated strategy to focus on our core banking activities and exit from non-financial participations. The sale price was agreed at €17.40 per share, or €321.6 million in total and was in line with the average closing price of the last 30 trading days preceding the transaction.

The increased demand for individual pensions and mortgages in Turkey has created a rapidly growing insurance business for these products. In May 2007, Finansbank applied to the General Directorate of Insurance in Turkey and has received permission to establish Finans Emeklilik ve Hayat A.S. (“Finans Pension”). This new company will complete its organizational preparations and obtain a licence to conduct life, personal accident and pension insurance business, and is expected to commence operations shortly. Finans Pension will be headed by highly experienced management in the Turkish insurance industry, and its board of directors will include members of the parent insurance company of the Group, whose know-how will assist with the rapid development of the new company.

The table below sets out the Bank’s principal items of capital expenditure for 2004, 2005 and 2006.

	Year ended December 31,
Type of Capital Expenditure	2004		2005		2006
	(EUR in thousands)
Interests in other companies	53,468	(1)	268,460	(2)	2,642,887	(3)
Information technology and other electronic equipment	19,230		17,185		23,261
Furniture, fixtures and fittings	1,574		844		1,352
Other capital expenditures(4)	38,313		44,717		67,414
Total	112,585		331,206		2,734,914

(1)             Principally representing the acquisition of additional shares in National Investment Company (September 2004), Banca Romaneasca (March 2004) and United Bulgarian Bank (July 2004).

(2)             Principally representing the participation in Ethniki Insurance, National Investment Company and Banca Romaneasca’s share capital increase

(3)             Principally representing the acquisitions of Finansbank and Vojvodjanska and the participation in Banca Romaneasca’s capital increase.

(4)             “Other capital expenditures” domestically and abroad principally represent reorganization expenses, branch renovation expenses, expenses relating to establishment of new branches and expenses relating to reallocation of existing branches.

The acquisition of Finansbank was funded by the proceeds of the issuance of 135,707,764 new ordinary shares of the Bank at the price of €22.11 per share. No third party financing was required in relation to any of our capital expenditures.

Also, as part of a strategy to streamline our operations, we continue to divest non-core equity investments and real estate that are unrelated to our principal financial services businesses, and to commit the released resources to more profitable activities. As part of our program of disposing of non-core assets, we have made significant domestic divestitures in the last four years, as summarized in the table below. In 2006 we also disposed of our subsidiaries Atlantic Bank of New York and NBG Canada as part of our program to focus on developing markets.

		Amount
Type of Divestiture	Group Companies	2004	2005	2006
		(EUR in millions)
Investments(1)	The Bank	25.3	58.1	369.8
Real Estate(2)	The Bank and Ethniki Kefalaiou	39.3	17.3	97.7

For further information on disposals of non-core assets, see Item 5—“Key Factors Affecting Our Results of Operations—Disposals of Non-core Assets.”

(1)             In 2004, we made a disposal of €12.5 million of our equity investment in OTEnet, approximately €7 million of our equity investment in the Central Securities Depository and approximately €5.5 million in the cement, leasing, security and saltworks sectors. During 2005 the Bank made disposals of €28 million in ELTECH and €1.7 million in Hellascom, sold all of its holding in Lykos Paperless Solutions SA for €982 thousand and also sold 7.07% of Eviop Tempo SA for  €854 thousand, decreasing its participation to 21.21% from 28.28%. During 2006, the Bank made a disposal of  €6.5 million of our former subsidiary Astir Alexandroupolis AXE, CAD 71.3 million in NBG Canada, US$388.4 million in Atlantic Bank of New York, €2.5 million in AGRIS and other smaller disposals of total value €0.8million.

(2)             Represents disposals of real property that was acquired by the Bank primarily through foreclosure proceedings. These properties were located primarily in Greece.

No public takeover offers for our shares have been made by third parties during the 2006 financial year or the current financial year, as at the date of this Annual Report.

B.   Business Overview

Introduction

We are the largest financial institution in Greece in terms of loans to customers and market capitalization, according to an internal review of published financial statements of Greek banks. Our core focus outside Greece is in Turkey and SEE, where we currently operate in Bulgaria, Serbia, Romania, Albania, Cyprus and FYROM. Altogether, we have a presence in 12 countries outside Greece. We offer our customers a wide range of integrated financial services, including:

•       commercial and retail banking services (including mortgage lending);

•       investment banking, capital markets, venture capital and advisory services;

•       asset management; and

•       insurance.

In addition, we are involved in various other businesses, including the hotel business, property management and real estate and business and IT consulting.

The Bank is our principal operating company, representing 71.6% of our total assets as at December 31, 2006.

The Bank’s liabilities measured under U.S. GAAP, represent 78% of our total liabilities as at December 31, 2006. While the Bank conducts most of our banking activities, it is supported by seven foreign banking subsidiaries: Finansbank AS, United Bulgarian Bank AD, Vojvodjanska Banka a.d. Novi Sad, Banca Romaneasca SA, Stopanska Banka ad Skopje, NBG Cyprus Ltd. and South African Bank of Athens. We intend to continue to expand our operations in SEE, Eastern Europe and the Southeastern Mediterranean region.

The following table summarizes our relative assets, revenues, net income before tax, income tax expense and depreciation and amortization expense under U.S. GAAP attributable to our banking and other operations, showing the relative contributions of Greek and foreign activities. Our business and revenues are not materially affected by seasonal variations.

	Total Assets	(%)	Interest income	(%)	Interest expense	(%)	Non interest income	(%)	Non interest expense	(%)	Net income before taxes	Income tax (expense)/ benefit	Depreciation & Amortization expense	Revenue from transactions with other segments	(%)
December 31, 2004:
Banking—Greek	42,620,962	78.0	1,695,176	76.7	494,252	70.3	415,339	31.6	1,159,620	48.4	313,670	(76,739)	72,390	(102,813)	57.1
Banking—Foreign	6,965,987	12.7	347,520	15.7	160,353	22.8	115,161	8.9	185,193	7.7	58,665	(26,090)	22,030	(49,831)	27.7
Investment Banking	260,868	0.5	5,262	0.2	4,185	0.6	26,300	2.0	15,340	0.7	12,036	(2,757)	392	(3,458)	1.9
Global Investment & Private Banking	273,121	0.5	7,197	0.4	—	—	50,305	3.8	12,875	0.6	44,627	(4,471)	789	(3,637)	2.0
Insurance	1,517,332	2.8	18,598	0.9	2,557	0.4	637,414	48.5	913,394	38.1	(259,730)	73,641	6,469	(13,820)	7.7
Other—Greek(1)	329,764	0.6	863	0.0	560	0.1	43,755	3.3	40,574	1.7	3,485	42,451	3,107	(6,021)	3.4
Continuing operations	51,968,034	95.1	2,074,616	93.9	661,907	94.2	1,288,274	98.1	2,326,996	97.2	172,753	6,035	105,177	(179,580)	99.8
Discontinued operations	2,684,746	4.9	134,468	6.1	41,017	5.8	25,289	1.9	68,255	2.8	51,878	(20,396)	7,906	(383)	0.2
Total	54,652,780	100.0	2,209,084	100.0	702,924	100.0	1,313,563	100.0	2,395,251	100.0	224,631	(14,361)	113,083	(179,963)	100.0
December 31, 2005
Banking—Greek	46,975,406	78.3	1,965,193	77.7	617,964	69.8	488,964	32.9	1,074,221	51.0	571,328	(176,583)	55,933	(111,278)	70.9
Banking—Foreign	8,035,375	13.4	399,568	15.8	217,340	24.6	189,267	12.7	210,185	10.0	126,942	(16,247)	19,441	(9,445)	6.0
Investment Banking	265,454	0.4	1,331	0.1	40	—	44,389	3.0	22,135	1.1	23,545	(7,376)	315	(3,569)	2.3
Global Investment & Private Banking	28,865	0.0	929	0.0	—	—	9,455	0.6	9,109	0.4	1,274	(2,365)	63	(3,884)	2.5
Insurance	1,604,622	2.7	23,286	0.9	1,646	0.2	685,800	46.0	672,655	31.9	34,785	(23,871)	6,133	(22,469)	14.3
Other—Greek(1)	343,260	0.6	81	—	131	0.0	48,898	3.3	47,025	2.2	1,823	(6,344)	2,222	(6,084)	3.9
Continuing operations	57,252,982	95.4	2,390,388	94.5	837,121	94.6	1,466,773	98.5	2,035,330	96.6	759,697	(232,786)	84,107	(156,729)	99.9
Discontinued operations	2,754,517	4.6	139,069	5.5	47,738	5.4	22,764	1.5	71,828	3.4	46,773	(18,490)	7,865	(223)	0.1
Total	60,007,499	100.0	2,529,457	100.0	884,859	100.0	1,489,537	100.0	2,107,158	100.0	806,470	(251,276)	91,972	(156,952)	100.0
December 31, 2006
Banking—Greek	52,490,658	69.3	2,339,366	66.3	877,068	62.0	591,820	32.5	1,222,410	47.1	606,337	(136,068)	56,313	(161,870)	67.8
Banking—Foreign	10,066,336	13.3	597,798	16.9	253,411	17.9	158,484	8.7	207,450	8.0	272,905	(19,353)	21,556	(26,352)	11.0
Banking Turkey	10,706,009	14.1	530,900	15.0	270,507	19.1	120,467	6.6	255,695	9.9	111,674	(34,347)	14,022	—	—
Investment Banking	224,552	0.3	5,403	0.2	84	0.0	66,653	3.7	31,944	1.2	40,028	(13,900)	185	(10,807)	4.5
Global Investment & Private Banking	11,976	0.0	573	0.0	—	—	7,509	0.4	9,562	0.4	(1,704)	(3,001)	70	(12,431)	5.2
Insurance	1,938,699	2.6	28,726	0.8	1,349	0.1	773,952	42.4	809,940	31.1	(8,611)	(7,759)	5,742	(23,532)	9.9
Other—Greek(1)	275,508	0.4	8	—	—	—	38,398	2.1	44,458	1.7	(6,053)	(271)	792	(3,859)	1.6
Continuing operations	75,713,738	100.0	3,502,774	99.2	1,402,419	99.1	1,757,283	96.4	2,581,459	99.4	1,014,576	(214,699)	98,680	(238,851)	100.0
Discontinued operations	—	—	29,732	0.8	12,672	0.9	65,979	3.6	14,288	0.6	69,326	(11,139)	1,300	(16)	0.0
Total	75,713,738	100.0	3,532,506	100.0	1,415,091	100.0	1,823,262	100.0	2,595,747	100.0	1,083,902	(225,838)	99,980	(238,867)	100.0

(1)             Includes, non-financial services subsidiaries in Greece.

According to our analysis of publicly available financial statements of Greek commercial banks, the Bank is the largest commercial bank in Greece in terms of assets, deposits, loans and number of branches. As at December 31, 2006, the last date for which such information is publicly available, approximately 25% of all deposits with, and approximately 20% of all loans made by, Greek commercial banks (excluding specialized credit institutions) were held or made by the Bank.

We are one of the most diverse financial services groups in Greece according to our analysis of the published financial statements of Greek banks. According to this report, in addition to our banking activities, we are currently the largest and most active participant by volume in the national electronic dealing system of Greek Government bonds. We estimate that we have approximately 11.8% duration-weighted participation in the primary market while we handle approximately an 18.0% of the average daily volume in the secondary market for Greek government securities. Also, on December 31, 2006, we had approximately €7.2 billion in assets under management, and we are currently the largest asset manager in the Greek market, according to data published by the Association of Greek Institutional Investors.

We are also a leader in providing many other financial services in Greece. For example, we are the largest mortgage lender and the largest insurance operator (in terms of revenues), the leading provider of securities trading services, following the acquisition of P&K Group of Companies in March 2007 and one of the leading Greek underwriters of domestic equity securities. For more information regarding the acquisition of P&K Group of Companies see the section on “Stock Brokerage” in this Item 4.B.

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

Overview of the Banking Services Sector in Greece

The banking sector has expanded rapidly in recent years, due to both deregulation and technological advances. As at December 31, 2006, there were 46 domestic and foreign banks and other credit institutions operating in Greece (excluding cooperative banks). Domestic banks in Greece can be grouped into one of two principal categories: universal banks (commercial and/or investment banks) and specialized credit institutions.

Universal Banks

Traditionally, commercial banks have dominated the Greek financial services market. However, specialized credit institutions have expanded into commercial banking as a result of significant liberalization of the Greek financial services industry, thereby increasing competition in the market. The distinction between commercial and investment banks ceased to exist formally and the Bank of Greece classifies all banks operating in Greece as “universal banks”, with the exception of the Consignment Deposits and Loans Fund (which is a legal entity of public law, fully owned and controlled by the Greek Government). The Postal Savings Bank has recently received a general banking license and has become a universal bank.

There are currently two banks that are controlled, directly or indirectly, by the Greek Government: Bank of Attica and ATE Bank (formerly the Agricultural Bank of Greece). Over the last few years, the Greek Government proceeded to privatize a large number of credit institutions. For example, in 1998, the Greek Government privatized the Bank of Central Greece and Creta Bank, in early 1999, Ionian Bank, and, in March 2002, ETBA, an ATHEX listed industrial development bank. Additionally, a portion of the Greek Government’s indirect shareholding of General Hellenic Bank was sold to private investors in April 1998 and a majority stake was sold to Société Générale in early 2004. The Bank of Macedonia—Thrace was also formerly state-controlled until the Group and the Hellenic Postal Savings Bank sold 37% of its total equity to Bank of Piraeus, a private commercial bank, in April 1998. In 2000, France’s Crédit Agricole purchased a 6.7% interest in Emporiki Bank, which was further increased to 9.0% in 2002, in connection with the Greek Government’s privatization project. In August, 2006 Crédit Agricole acquired a 71.97% interest in Emporiki Bank. Moreover, the Greek Government proceeded with the partial privatizations of the Postal Savings Bank and ATE Bank through the listing of their shares on the ATHEX.

Although there are currently 19 private banks incorporated in Greece, there has been a recent trend towards consolidation. For example, Ergobank S.A. and EFG Eurobank S.A. merged in July 2000 to form EFG Eurobank Ergasias. EFG Eurobank Ergasias merged with Telesis Bank in early 2002 and with UnitBank in December 2003. Similarly, Bank of Macedonia-Thrace, Bank of Piraeus and Xios Bank merged in June 2000, creating the Piraeus Group. The Piraeus Group subsequently acquired a 57.8% interest in ETBA, in March 2002, which was previously a majority state-owned industrial development bank listed on the ATHEX. ETBA was merged entirely into the Piraeus Group in December 2003. In December 2002, the Bank merged with ETEBA (our investment banking arm). In addition, since September 2000, Banco Commercial Portuguese, a Portuguese bank, has been active in the Greek market through Millenium Bank. In 2006, Egnatia Bank and Marfin Bank, along with Laiki Bank, a Cyprus-based bank with a Greek subsidiary, formed a new unified group.

In recent years, most of the major Greek banks have expanded internationally, establishing or enhancing their presence in SEE. In addition to the Bank’s acquisition of controlling stakes in Finansbank and Vojvodjanska during 2006 and the first months of 2007, other Greek Banks have proceeded with acquisitions of banks in the region. Eurobank became the 100% shareowner of Nacionalna Stedionica Banca in Serbia in March 2007 and took control of over 90% of DZI Bank in Bulgaria in December 2006. Also, in March 2007, EFG concluded the purchase of a 99% stake of Universal Bank in Ukraine, and at the same time completed the acquisition of a 70% stake in Tekfenbank in Turkey. Alpha Bank acquired 50% of the Turkish Alternatifbank, a member of Anadolu Group. ATE Bank made its first expansion steps in SEE by acquiring a 20% stake in AIK Bank in Serbia in October 2006 and a 69% stake of MindBank in Romania in January 2007.

Specialized Credit Institutions

There is currently one such specialized institution, following the reclassification of ATE Bank, the Postal Savings Bank and Aspis Bank as universal banks in keeping with the expansion of the ranges of their services.

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

Foreign Banks

There are 24 foreign-owned or incorporated credit institutions that are well established in the Greek banking market. The principal participants in the industry, and our principal foreign competitors in Greece, include Citibank, Bank of Cyprus, Royal Bank of Scotland and HSBC. With the exception of Bank of Cyprus, Citibank and HSBC, the majority of foreign banks operating in Greece have little presence in retail banking services.

Competition

Domestic universal banks controlled a market share of approximately 83% of total assets in the Greek banking sector, amounting in total to €270 billion as at December 31, 2006, the last date for which such information is currently available, according to our analysis of publicly available information.

Foreign banks controlled a market share of approximately 14% of Greek banking assets at that date, while specialized institutions had a market share of approximately 3%, and state-controlled universal banks controlled approximately 9% of the Greek universal banks’ total assets as at December 31, 2006, according to our analysis of publicly available information.

As of April 2002, Greek law allows non-banking institutions that are licensed by the Bank of Greece in accordance with the Act of the Governor of the Bank of Greece No. 2485/31.1.2002, to extend consumer credit or loan facilities. These institutions are in direct competition with universal banks in the consumer credit sector.

The table below shows the breakdown of assets, loans outstanding and deposits in the universal banking sector for the Bank and our six main competitors in Greece as at December 31, 2006. These figures exclude one specialized credit institution and have been compiled by the Bank based on publicly available information. This table also excludes specific market shares of foreign banks, as no official information with respect to the year ended December 31, 2006, is available to date for such  banks.

	As at and for the year ended December 31, 2006
Banks	Assets	% of total market	Loans	% of total market	Deposits	% of total market
	(€ in millions, except percentages)
1. National Bank of Greece	61,306	22.7%	32,755	19.9%	44,565	25.3%
2. EFG Eurobank Ergasias	50,057	18.6%	30,183	18.3%	30,363	17.2%
3. Alpha Bank .	46,769	17.3%	28,238	17.2%	20,373	11.6%
4. Piraeus Group .	27,942	10.4%	18,729	11.4%	14,606	8.3%
5. Emporiki Bank .	21,805	8.1%	16,158	9.8%	16,375	9.3%
6. ATE Bank	20,588	7.6%	13,625	8.3%	18,198	10.3%
Total	228,467	84.7%	139,688	84.9%	144,480	82.0%

The following table shows the assets, deposits and loans of the Greek banking system as at December 31, 2006, the last date for which such information is currently available, according to our analysis of publicly available information:

	As at December 31, 2006
	Assets	Loans	Deposits
	(€ in millions)
Universal Banks
Domestic	269,904	164,431	176,079
Foreign	44,311	15,159	19,409
Total	314,215	179,590	195,488
Other credit institutions(1)	10,246	4,892	7,089
Total	324,461	184,482	202,577
The Bank as a percentage of Total	18.9%	17.8%	22.0%

(1)             This figure includes the Consignment Deposits and Loans Fund

Overview of the Banking Services Sector in SEE & Turkey

In 2006, the macroeconomic picture of SEE countries (Albania, Bulgaria, Romania, Serbia, and FYROM) and Turkey further improved, despite adverse external conditions, such as increases in interest rates and oil prices. In particular, economic activity posted an impressive acceleration in SEE, with real GDP growth rate at 6.9% in 2006 compared to 4.7% in 2005, and remained robust in Turkey, with real GDP growth rate at 6.1% in 2006 compared to 7.4% in 2005. In both cases, the high growth rates were predominantly due to the rebound in economic activity in the euro area and the expansion of financial intermediation. In addition, the inflation rate declined significantly in SEE to 5.2% in 2006 compared to 8.8% in 2005, as a result of the strengthening and/or stabilization of the local exchange rates against the euro and the adoption of restrictive monetary policies. In Turkey, inflation was 9.7% in 2006, compared to 9.3% in 2005, despite the depreciation of the Turkish lira in May 2006.

In contrast, the already high current account deficit in SEE widened further from 9.3% to 11.2% of GDP, and in Turkey from 6.2% to 7.9% GDP, mainly on the back of strong domestic demand and higher oil and commodity prices. However, the financing of the current account gap did not entail an increase in the external debt as it was largely covered by higher FDI inflows. FDI stood at record high levels in both SEE (the cover ratio increased to 101% in 2006 compared with 80% in 2005) and Turkey (the cover ratio increased to 60% in 2006 from near 0% in previous years) due to an improving macroeconomic outlook and accelerating integration to the EU.

Financial Intermediation in SEE

In 2006, despite the restrictive credit measures and high interest rates, financial intermediation expanded further in SEE, mainly on the back of strong economic activity and the successful restructuring of the banking sector. Indeed, loans and deposits recorded impressive growth rates of 30.9 and 46.7%, respectively, while the corresponding penetration rates stood at 31.9 and 29.6%. Retail lending continued to be the main driver, with loans to households recording an average annual growth rate of 96% during the past six years (to 12.1% of GDP at December 31, 2006 from 1.1% of GDP in 2000).

Developments in the Turkish Banking System

In 2006, financial intermediation expanded further in Turkey, despite a slowdown in economic activity and higher interest rates. This was mainly due to the significant progress in institutional and structural reforms and increased consumer and investor confidence in the banking system. Indeed, bank deposits and loans increased by 22.1% and 40.7%, respectively, while their penetration rates stood at 51.6% and 36.1% of GDP compared to 49.3% and 29.9% of GDP in 2005.

Banking Activities in Greece

Most of our banking business is domestic and includes retail, commercial and investment banking. As at December 31, 2006, approximately 91.4% of the Bank’s total assets were domestic banking-related assets. The Bank’s domestic operations account for 92.4% of our total lending activities as at December 31, 2006. Total domestic gross loans extended by the Bank were €31,113 million as at December 31, 2006, a 19.4% increase compared to €26,067 million at December 31, 2005.

The following table sets forth details of the Bank’s domestic operations (in terms of loans and deposits) as stated at December 31, 2006:

	Loans		Deposits
	Amount	% of Total	Amount	% of Total
	(EUR in millions)
Commercial and Retail(1)	29,622	88.7	39,423	90.4
Public Sector(2)	1,465	4.4	2,220	5.1
Interbank	2,297	6.9	1,969	4.51
Total	33,384	100.0	43,612	100.0

(1)             Retail includes consumer loans, personal loans, residential mortgages, automobile financing and credit cards.

(2)             Comprises public utilities and entities governed by Greek public law.

We believe that the Bank has a strong competitive advantage in attracting domestic deposits from retail and corporate clients due to the:

•       wide coverage of the Bank’s domestic branch network;

•       prominence of the Bank’s brand name to a large segment of the population; and

•       broad range of services and products the Bank offers.

The tables below show the increases in domestic loans and domestic deposits attributable to the Bank from December 31, 2004 through December 31, 2006.

Domestic Loans

Domestic Deposits

The growth in the Bank’s lending activities in Greece in 2006 relates primarily to retail loans.

As at December 31, 2006, 12.7% of total deposits held by the Bank and 4.7% of total loans made by the Bank were in currencies other than the euro.

Greek Banking Distribution Channels

As at December 31, 2006, the Bank operated throughout Greece through 557 branches, one private banking unit, one unit for financial institutions and nine specialized banking units that deal exclusively with troubled and non-performing loans. As at December 31, 2006, the Bank had 1,370 ATMs, situated mainly in our own branches, but also at other key locations such as supermarkets, metro stations, shopping centers, hospitals and airports (326 of our ATMs are equipped with cash deposit devices). The Bank has approximately 2 million ATM cards active for use in both our own distribution network and the Greek interbanking system. We also operate approximately 70,000 point of sale (“POS”) system terminals in Greece at which our cards are accepted, of which the Bank installed approximately 7,000 in 2004, 3,000 in 2005 and another 10,000 in 2006. The Bank is in the process of replacing its first and second generation ATMs with technologically more advanced models. In addition, the Bank has developed alternative distribution channels, such as an e-banking platform targeted at both corporate and retail clients.

In addition we have established “Fast Line”, a telephone service unit of consumer lending, through which loan requests of up to €50,000 may be instantly addressed by phone.

The Bank’s branches are located in almost every major city and town in Greece. Approximately 45% of the Bank’s branches are located in Athens, Piraeus and Thessaloniki, which are the major population centers in Greece. The Bank is engaged in a continuous process of rationalizing the organization of our branch network in order to reduce costs, primarily by centralizing back-office functions to free more employees to work on sales activities directly with customers. The first phase of the reorganization, which was completed in 2003, aimed at turning branches into product-focused sales outlets to improve customer service. In addition, the Bank is continuing to consolidate redundant branches in order to maintain equivalent geographic coverage at a lower cost. As at December 31, 2006, the Bank operated 231 full banking branches and 326 retail banking branches.

We participate in DIAS Interbanking Systems S.A., which currently has 39 banks as shareholder-participants, including the Bank. DIAS Interbanking Systems provides interbank services such as check clearing, ATM networking, fund transfers, payroll and pension services for the benefit of customers of shareholder-participants.

Retail banking

General

All of our retail banking activities in Greece are conducted by the Bank. The Bank offers retail customers a number of different types of deposit and investment products, as well as a wide range of traditional services and products.

The following table illustrates our estimated market share in Greece for certain categories of retail banking activities as at December 31, 2005 and 2006, the latest date for which official statistics are available.

Our Approximate Retail Market Share in Greece

	As at December 31,
	2005	2006
Mortgage lending	25.3%	24.2%
Consumer loans	18.9%	17.8%
Credit cards	19.6%	17.2%
Funds under management	24.6%	29.0%
Core deposits(1)	29.7%	28.8%

(1)             Core deposits consist of sight deposits and savings accounts and exclude repos and time deposits.

Despite decreases in market share in retail, the Bank maintained a strong market position and profitability. The Bank’s management believes that we have significant competitive advantages over other banks offering retail banking services in Greece, including our strong corporate image and name recognition in Greece, our large customer base and our extensive network of branches and ATMs. In addition, the Bank continues to develop other channels of distribution, such as mobile telephone banking and internet banking. These advantages help the Bank to access the largest and most diverse depositor base in Greece, providing the Bank with a large, stable and low-cost source of funding.

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

Savings and Investment Products

Our savings and investment products are offered in both euro and foreign currencies. Domestically, we had €44.1 billion of total deposits as at December 31, 2006. In response to customer demand, the Bank has increasingly begun to offer new investment products with higher yields. These products include repurchase agreements between the Bank and our clients (backed by Greek Government bonds), Greek

Government bonds from the Bank’s proprietary portfolio, capital guaranteed-principal products and a wide range of mutual funds and unit trust products provided by Diethniki Mutual Fund Management S.A., which is 100% owned by Group companies. See “—Mutual Funds”, in this Item 4.B.

Consumer Credit Products

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

The consumer credit sector has grown significantly in recent years. The Bank’s portfolio of consumer credit products amounted to €4,793.4 million at December 31, 2006, compared with €4,115 million at December 31, 2005, and accounted for approximately 14.67% of the Bank’s loan portfolio in 2006, compared to approximately 14.9% of the Bank’s loan portfolio as at December 31, 2005

In 2004, the Bank of Greece removed maximum limits on consumer credit, enabling the Bank to offer a wider variety of consumer and personal loans to private individuals. In addition, the Bank increased the amount and variety of revolving credit facilities (unsecured loans and overdrafts) and special purpose fixed term loans (such as vacation loans and car loans) available to retail customers. As a result, the Bank has focused increasingly on consumer and personal lending, which accounted for 10.0 % of its total loan portfolio as at December 31, 2006, compared to 9.6% as at December 31, 2005. Although the amount of consumer loan and personal loan balances grew, their share of total loan percentage stayed constant due to 19.3% growth in the Bank’s total loan portfolio. At December 31, 2006, the Bank’s portfolio of consumer and personal loans amounted to €3,288 million, compared to €2,646 million in 2005.

Fast Line, the newly established telephone service unit of consumer lending, managed more than 350,000 calls in 2006 and initiated more than 20,000 new loans. The success of the unit has been instrumental in the growth of consumer lending both in terms of new acquisitions but also as a service and information center for consumer lending customers.

Despite significant competition, we continue to maintain a strong position in the Greek credit card market by managing a credit card portfolio totaling €1.5 billion as at December 31, 2006, approximately the same amount as at December 31, 2005.

The Bank, through NMOC, is the main issuer of credit cards under the MasterCard brand in Greece. The Bank also issues credit cards under the VISA brand through NMOC. The total number of new cards issued in 2006 amounted to 170,000 compared to 237,000 in 2005.

The Bank was the first Greek bank to introduce chip-based technology credit cards in the Greek market by launching new MasterCard & VISA credit cards, and replacing existing ones, under the name “go” together with the parallel introduction of a multi-merchant “customer loyalty” program named “go National”. A total number of 581,000 “go” cards were in circulation at December 31, 2006, and a full conversion of the Bank’s existing classic and Gold credit card portfolios (MasterCard & VISA) is scheduled by the end of 2007, at which time a total number of approximately 1 million “go” cards are expected to be in circulation.

The Bank also offers Gold and Platinum MasterCards, both of which target high profile customer segments. The Bank has sought to reach a broader group of customers by increasing offerings of co-branded and private label credit cards (which bear the NBG name as well as that of another entity, such as a supermarket) and also by promoting credit cards through new channels such as telemarketing companies (call centers) or promoters based at hyper-markets. On January 25, 2007 the Boards of Directors of the Bank and NMOC decided the merger of the two companies through absorption of the latter by the Bank.

The date of the Merger Balance Sheets has been set as 31 March 2007. The bank holds 100% of NMOC shares, so that NBG’s share capital will not increase following the completion of the merger.

Mortgage Lending

The Bank is the leading mortgage lender in Greece, with a market share of 24.2% in 2006. As at December 31, 2006, the Bank’s outstanding mortgage balances amounted to €13,368 million, compared to €11,147 million as at December 31, 2005, and constituted 40.92% of its total lending to enterprises and households. The volume of new loan disbursements outperformed -albeit by only 1.1%-, the figure of 2005, reaching €3,538 million in spite of the fact that 2005 was an exceptional year, registering an increase of 34% compared to 2004, an increase driven by the anticipated property tax reforms, that were expected to take place at the beginning of 2006. Mortgage products are offered mainly through the Bank’s extensive branch network, although great emphasis is placed in expanding the use of alternative distribution channels like real estate agents, construction companies and insurance brokers. In May 2006, there was an agreement with Ethniki Insurance, the Group’s insurance company, to use its network of agents in order to widen our distribution base. In the first quarter of 2007, loans generated through third parties had reached almost 16% of new disbursements, compared to only 7.2% for the same period in 2006.

The Bank offers a wide range of mortgage products, with floating, fixed, or a combination of fixed and floating interest rates. All floating rate products are indexed, based on the European Central Bank’s (“ECB”) base rate, plus a fixed spread, depending mostly on the customer’s credit profile and the amount borrowed. They are also offered with the option of a grace period, with interest payments only, for up to five years.

With interest rates rising in 2006, we placed a greater emphasis on the promotion of fixed rate mortgages, following an overall trend in the Greek mortgage market towards loans with an initial fixed rate period of up to 6 years. In the first quarter of 2006, variable rate loans (including loans with an initial 1 year fixed rate period) accounted for approximately 92% of our newly issued mortgage loans. In the first quarter of 2007 approximately 73% of all new loan disbursements had a fixed rate period of 3 years or more.

Currently the two most successful products offered by the Bank are “ESTIA 1+3” and “ESTIA 1+5”, both of which offer a low trigger rate for the first year and a higher, but still very competitive, fixed rate for an extra 3 or 5 years, respectively, turning to a variable rate for the remaining duration of the loan. These two products combined accounted for approximately 56% of all new loan disbursements in the first quarter of 2007.

Mortgages in Swiss francs were introduced in January 2007 that have similar characteristics to the “ESTIA” loans in Euros, with a very low trigger rate for the first year, and a higher fixed rate for the next 3 or 5 years. After the fixed period, the interest rate becomes floating, using the 1M-Libor in Swiss francs as the reference rate, plus a spread. “ESTIA CHF” products offer protection for up to 6 years against parity changes in excess of 5%, at a premium of 20 basis points. Loans denominated in Swiss francs carry much lower interest rates than those in Euros.

An important development regarding the quality of mortgage credit is the option offered to all customers to obtain a life insurance plan together with their mortgage. This new plan has been very successful, with approximately two-thirds of new mortgages in 2006 carrying a life insurance plan.

The Bank’s mortgage loans are now offered with maturities of up to 40 years. Loans guaranteed and/or subsidized by the Greek Government to special minority groups and victims of natural disasters, for which maturity is determined by law, range from 15 to 22 years. The overall average duration for new loans is around 25 years.

The Bank’s mortgage operations have been further enhanced by the upgrading of its credit evaluation process to a more elaborate credit-scoring model in line with Basel II requirements. Consequently, credit quality will be closely monitored and is expected to further improve. The period required for mortgage approval has been shortened through the use of electronic transfer of applications between our branches and the credit-processing center of the Mortgage Credit Division.

The mortgage underwriting process, including credit approval and granting procedures, is centralized under the Mortgage Credit Division. The rationale behind this organizational structure is to ensure the correct application of credit policy, through a uniform, accurate and consistent decision-making process.

Small and Medium Enterprises Division

In 2002, we established the Small Business Credit division, which was renamed to Small and Medium Enterprises (“SMEs”) Division on February 15,2005. The division’s purpose is to enhance and personalize services offered to our business clients and particularly to increase the Bank’s penetration in the professional and small business segment. The Small Business Credit division administers credit underwriting of loans to professionals and small businesses with turnover of up to €2.5 million and is part of the Bank’s retail banking operations. It comprises three credit centers in Athens, Thessaloniki and Patras. Since its inception, the Small Business Credit division has launched lending products for SMEs and professionals, including the “Open Professional Plan” offering a revolving credit facility to borrow up to 100% of total annual turnover. In 2006, the Bank introduced “AMESOS”, a same day approval loan application process, which covers a wide range of a SME’s financing needs up to €50,000, with a longer repayment period and a wider choice of interest rates. In addition, the Bank continued the promotion of financing products to a wider variety of business categories, including restaurant and rented holiday accommodations, wedding and christening accessories businesses. Further, the SMEs Division offers medium-to-long term loans geared towards medium-to-long term working capital needs or financing of fixed assets, such as equipment and office renovations.

Commercial banking

General

The Bank’s commercial loan portfolio in Greece comprises approximately 50,000 corporate clients, including SME’s, including most of the largest corporate groups in Greece. As a Group, we are able to offer our corporate clients a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and other currencies), foreign exchange, insurance products, custody arrangements and trade finance services.

Lending activities

The Bank lends to all sectors of the economy. As at December 31, 2006, domestic commercial lending (including to the public sector) accounted for 42.23%, or €13,126 million, of the Bank’s total domestic loan portfolio. Traditionally, the Bank has focused on lending to large- and medium-sized domestic corporations, especially industrial corporations, which accounted for approximately 7.86% of its total domestic loan portfolio as at December 31, 2006. The Bank has several clients to which it has lent significant amounts; its ten largest individual performing loan exposures totaled €2,361 million as at December 31, 2006, and accounted for approximately 18% of the Bank’s total domestic commercial loan portfolio.

The Bank offers:

•       corporate accounts with overdraft facilities;

•       foreign currency loans;

•       variable rate loans; and

•       currency swaps and options (mostly Euro-related) for corporate customers.

The Bank lends primarily in the form of credit lines, which are generally at variable rates of interest with payment terms of up to 12 months. In addition, the Bank provides letters of credit and guarantees for our clients. See Item 5.E “Operating and Financial Review and Prospects—Off Balance Sheet Arrangements”. At December 31, 2005 and 2006, the Bank had outstanding letters of credit and guarantees amounting in aggregate to €5.7 billion. Most loans are collateralized to a certain degree, although Greek law imposes significant delays in foreclosing on collateral. See Item 4.E, “Assets—Loan Portfolio” and “Credit Quality—Risk Management—Loan Approval Process”. As at December 31, 2006, the Bank’s commercial loan portfolio totaled €14.5 billion, or 44.3% of the total amount of loans outstanding.

Reduced inflation and increased competition in the Greek market have resulted in a significant decline in interest rates over the past few years. While the ECB controls the prime-lending rate, which is the effective minimum interest rate, the Bank has often played a leading role in setting interest rates in the Greek market. The table below sets forth certain key interest rates charged and the savings rate paid by the Bank following the most recent interest rate cuts by the European Central Bank on May 20, 2002, December 10, 2002, March 17, 2003 and June 12, 2003. Following the ECB rate increases at the end of 2005 and the first half of 2006, the Bank raised its savings rate accordingly.

Interest rate on:	As at May 20, 2002	As at December 10, 2002	As at March 17, 2003	As at June 12, 2003	As at May 1, 2005	As at March 17, 2006	As at June 28, 2006	As at April 2, 2007
Prime lending rate for working capital	6.25%	6.00%	5.90%	5.75%	5.75%	5.75%	6.00%	7.00%
Prime lending rate for fixed assets	6.50%	6.25%	6.15%	6.00%	6.00%	6.00%	6.25%	7.25%
Variable rate mortgages	5.60%	5.60%	5.60%	5.50%	5.50%	5.50%	5.50%	6.15%
Savings rate	0%–2.25%	0%–1.90%	0%–1.70%	0%–1.40%	0.30%–1.40%	0.50%–1.40%	0.50%–1.65%	0.65%–2.15%
Personal loans	10.20%	9.95%	9.95%	9.95%	9.95%	11.00%	11.00%	12.25%
Consumer loans	9.50%	9.50%	9.50%	9.25%	9.25%	9.25%	9.25%	10.75%

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

Shipping finance

Greece is a maritime nation with a long tradition in ship-owning and is one of the world’s largest ship-owning and ship-flagging nations. Shipping remains an important sector of the Greek economy and the Bank is one of the most active participants in the local market, as well as one of the strongest competitors to foreign banks involved in shipping finance in Greece, according to an analysis of shipping finance made by Petrofin SA. The Bank has traditionally provided financing for many of the largest Greek shipping companies. As at December 31, 2006, outstanding shipping loans were approximately €1,258.6 million, representing approximately 3.9% of the Bank’s total loan portfolio as at that date.

The Bank’s shipping finance activities are carried out both through its Piraeus and London branches, the former of which is dedicated exclusively to shipping finance. Loans originating in London accounted for 20.9% of the Bank’s loans in this sector as at December 31, 2006. The Bank plans to continue with its strategy of targeting first-tier shipping groups with respect to both our conventional shipping finance and our syndicated loan activities in order to improve quality, spread risk and enhance the profitability of our shipping loan portfolio. Most of our shipping loans are secured by vessels.

The shipping industry is highly cyclical, experiencing volatility in revenues and cash flows resulting from changes in the demand and supply of vessel capacity. The demand for vessels is influenced by, among other factors, global and regional economic conditions, developments in international trade and changes in seaborne and other transportation patterns. None of these factors is within our control. Nevertheless freights are expected to be maintained in a high level for 2007.

The Bank’s portfolio of loans to the shipping industry has been adversely affected by loans originated in the early 1990s. As at December 31, 2006, 2.2%, or €27.7 million, of the Bank’s loans to the shipping sector were non-performing. Most of the Bank’s non-performing loans to this sector originated in the beginning of the 1990s or earlier. Non-performing loans to the shipping sector accounted for approximately 2.4% of the Bank’s total non-performing loans as at December 31, 2006, compared to 4.4% in 2005 and 4.8% in 2004. The Bank has experienced a significant decrease in non-performing loans attributable to this sector since 1998, when new credit controls were implemented. See Item 4.E, “—Credit Quality”.

The Bank has adopted strategies and procedures to more effectively evaluate shipping credits. Each existing shipping loan is subject to periodic (at a minimum, annual) performance reviews. This approach has delivered positive results and the Bank’s management believes that it will result in continued improved performance in this sector in the next few years. Loans related to the ferry business, represent 22.2% of our shipping loan portfolio as at December 31, 2006.

Non-Performing Loans

The Bank’s management has focused on reducing the level of the Bank’s non-performing loans, defined generally as those loans where principal or interest is more than 180 days in arrears. In recent years, management has taken steps to reduce the level of non-performing loans. Our policy for writing off non-performing loans, in conjunction with growth in the Bank’s total loan portfolio, has resulted in the level of non-performing loans on our balance sheets declining from approximately 18.3% of total loans as at December 31, 1995 to approximately 3.5% of total loans as at December 31, 2006.

Investment Banking and Brokerage-Related Activities

The Bank and certain of our subsidiaries (principally NBGI, National Securities SA and NBGI Private Equity) offer a wide range of capital markets and advisory services, including:

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

Investment Banking Activities

In recent years, the Bank has maintained one of the leading market shares in capital markets activities in Greece, according to our analysis of data published by the Bank of Greece, particularly with regard to public offering activity. Over the past five years, the Bank has acted as underwriter in 40 out of 48 domestic private sector IPOs. During the same period, the Bank has participated in all of 7 privatization offerings in Greece, while being one of the lead managers in the largest offerings in Greece. According to the Bank’s internal statistics, the Bank’s market share of underwritten offerings of equity securities by Greek issuers, in terms of underwritten amount, was approximately 26% in 2006, representing an underwritten amount of €75.4million, and approximately 21% in 2005, representing an underwritten amount of €123.5 million.

In addition to our domestic activities, we also conduct investment banking business in London and New York through NBGI, which also has a private equity and venture capital business conducted in its London and Athens offices.

During 2006, NBGI developed its position as a leading advisor in the Greek corporate finance advisory investment banking business, according to our analysis of publicly available information. NBGI has acted as a leading advisor to the Greek Government on major international transactions, and has also undertaken a series of successful advisory projects with Greek and international corporate clients, advising Unilever on its acquisition of the Elais minorities, Delta Holdings on the merger with Chipita and the absorption of Goody’s and General Frozen Foods, and Athens International Airport on its capital restructuring. NBGI also acted as lead advisor to the Greek Government on the €1.8 billion IPO of Postal Savings Bank. NBGI’s Corporate Finance team was involved in most key tender offers of 2006, acting either on behalf of the offeror (for example with Nestle and Unilever) or advising the target company (for example Hyatt and Egnatia Bank). In 2006, NBGI’s Equity Capital Markets team took advantage of its unique placing power and positive market conditions to firmly establish NBGI as one of the leading international investment banks for Greek equity offerings. NBGI participated in most key Greek transactions during the year, including the secondary offering of Motor Oil, and the rights issue of the Bank and Forthnet. NBGI had revenues of €14.7 and €27.3 million in 2005 and 2006 respectively.

The Bank is also active in project finance, and has provided project finance advisory services to the Greek Government in a number of major infrastructure projects over the past 10 years, including the Athens International Airport, the Athens Ring Road, the Rion-Antirrion Bridge, the Thessaloniki Metro Project and the Greek Motorways Concession Projects.

Stock Brokerage

National Securities SA is our brokerage arm and is a member of the ATHEX. Its customers are able to execute securities purchase orders through on-line connections in the Bank’s branch network that allow for rapid execution (subject to market conditions and rules). Over the last three years, National Securities SA. has attracted institutional clients in Greece and abroad. As at December 31, 2006, National Securities SA had a market share of 11.62% of trades brokered by total trading volume on the ATHEX, ranking third in terms of total trading volume, compared with a 17.08% market share held by its largest competitor, EFG Securities and 12.25% of P&K Securities. In 2005, its market share was 12.88%.

On March 21, 2007 the Bank completed the acquisition of P&K Investment Services SA including its brokerage subsidiary P&K Securities SA and its mutual funds subsidiary P&K Mutual Funds Management SA which was subsequently sold in May 2007, for a total consideration of €48.7 million. Together with

National Securities SA, this acquisition will form the leading brokerage company in the Greek equity capital markets, which will also focus on playing an active role in the SEE region.

P&K Securities SA is a member of the ATHEX, the Athens Derivatives Exchange (“ADEX”) and EUREX. Located in Athens, it operates 9 branches in major Greek cities. Its customers consist of individuals as well as foreign and Greek institutional investors. Individual investors are offered an option of advisory or shelf-directed brokerage, which is feasible through an online package giving access to up-to-the-minute research and account information in addition to trades execution. As a member in ADEX P&K Securities SA is qualified to operate as a market maker.

Custodian Services

The Bank offers custodian services to our foreign and domestic institutional clients who hold securities listed on the ATHEX, as well as remote settlement and custody services on the Cyprus Stock Exchange (“CSE”). The Bank offers trade settlements, safekeeping of securities, corporate action processing, income collection, proxy voting, tax reclamation, brokerage services, customized reporting, regular market flashes and information services. The Bank also acts as global custodian to our domestic institutional clients who invest in securities outside Greece.

The Bank acts as an agent for approximately 105 domestic institutional clients (4 mutual funds, 1 investment company, 1 financial services company, 27 insurance companies and 72 pension funds) and 37 foreign institutional clients, including several leading global custodians, as at December 31, 2006. The Bank also offers custodian services to private Greek investors, and had approximately 155,203 active custody accounts as at December 31, 2006. In addition, the Bank has approximately 24,000 customers having only government debt in their portfolio and approximately 195,000 customers maintaining only Mutual Fund Units in their portfolios.

Payment services

The Bank offers payment services to our clients participating in all local interbank payment channels. The Bank is also a member of the euro interbank channels of TARGET, EBA for Euro 1, Step 1 and Step 2 services. As a member of Step 2, the Bank is the main Greek entry point for Eurozone payments. For payments, especially outside the Eurozone, the Bank maintains a global network of correspondent banks. The Bank is currently in the process of implementing a major program to centralize its payment operations.

Venture Capital

In 2006, NBGI implemented a number of structural changes, increasing its funds under management to €420 million from €320 million in 2005 (including undrawn amounts). Its activities focused on three main investment areas: the UK and Western Europe, Greece and other SEE countries, and technology.

During 2006, the UK fund made its third successful exit, selling an investment it had held since January 2001. The UK fund also made its final two new investments during the year. A second fundraising was initiated in 2006, which is expected to hold a first close in early 2007. In Greece and the SEE region, NBGI Private Equity Ltd. (“NBGI Private Equity”), a subsidiary of NBGI, now manages targeted funds of €200 million and has organically grown teams in London and Athens. NBGI Private Equity has established representative offices in both Romania and Bulgaria to source and take advantage of the buy-out and expansion capital opportunities that these markets provide. The NBG Technology Fund completed its first successful exit in 2006, with the sale of 54% of its holding in its investment in Direct Energie. The fund was also active in making two new investments, under its brand “NBGI Ventures”.

Mutual Funds

Our domestic fund management business is run by Diethniki Mutual Fund Management S.A. (“Diethniki”) which is 100% owned by Group companies. Diethniki manages funds which are made available to our customers through the Bank’s extensive branch network.

As at December 31, 2006, Diethniki’s total assets directly under management were €7.2 billion, a 5% increase from 2005. Diethniki’s market share in Greece was 29% as at December 31, 2006, compared to 24.6% as at December 31, 2005, according to the Association of Greek Institutional Investors.

Diethniki offers a total of 41 mutual funds, 28 under the Delos brand name which Diethniki manages directly, and 13 under the NBG SICAV brand name which are managed through intermediaries NBG Luxembourg Holding and Lux Finance Holding, which combined include securities in both the Greek and leading international markets with a range of investment products. In 2005, Diethniki expanded its range of mutual funds with the introduction of NGB Synesis Growth Strategy II, a product combining potentially higher returns and initial capital guarantee, and Delos Regular Income for investors wishing to invest over the long-term while receiving any gains at preset intervals in the form of regular income. During 2006 Diethniki strengthened its position among the Mutual Fund Management Companies in the Greek market. More specifically the company increased its market share to 29% on December 31, 2006 from 24.6% on December 31, 2005 and managing approximately one-third of the assets in the Greek mutual fund market.

Diethniki released seven new innovative products in 2006 which exceeded €413 million in sales (6% of its total sales), despite their late release to the market. These products are characterized by high quality standards and competitiveness. The Bank’s management believes that this qualitative shift will deliver benefits for our profitability in the years ahead, as well as substantially enhance customer retention. The following products are in included among our new releases.

Delos Synthesis - Fund of Funds

Delos Synthesis is composed of selected mutual funds from all over the world which fulfill specific high quality standards regarding the long term returns, the risk ratio and their high ranking.

Delos Synthesis consists of four separate mutual funds (Fund of Funds) which are differentiated depending first on their investment category and second on their investment objective and which cover almost the whole range of investors’ needs and goals.

•       Delos Synthesis Best Blue—Fund of Funds Bond

•       Delos Synthesis Best Green—Fund of Funds Balanced

•       Delos Synthesis Best Yellow—Fund of Funds Balanced

•       Delos Synthesis Best Red—Fund of Funds Equity

Delos Delta

In the final quarter of 2006, the following two innovative mutual funds were introduced in the Greek market:

•       Delos Delta Sky—Domestic Bond Fund

•       Delos Delta Smart—Foreign Bond Fund

These funds offer a new investment concept as they combine high returns (depending on the course of selective stock index) and initial capital protection.

Morningstar Inc. evaluated the quality of Delos Mutual Funds & NBG Funds SICAV in 2006, and 35% of the mutual funds managed by Diethniki obtained four or five stars.

We currently intend to expand our fund management business further into other countries in which we operate.

The total value of the funds we have managed since 2002 is illustrated in the table below.

As at December 31,	Funds under management	Market share
	€ in billions	%
2002	4.2	16.7
2003	7.7	25.3
2004	8.5	27.1
2005	6.9	24.6
2006	7.2	29

Private Banking

The Bank launched our Private Banking operations in 2003, and currently operates both domestically and internationally through our international private banking units in London and Guernsey.

Private Banking provides high net worth clients with high quality service and a wide scope of investment choices following an analytical evaluation of the customer’s investment profile. Our aim is to fully cover the customer’s objectives through the provision of innovative services and products.

We have agreed with established investment institutions to distribute investment products to our clientele , such as mutual funds, hedge funds, and structured products. In addition, we provide specialized investment products, such as fund of hedge funds and private equity products to a limited number of highly experienced clients.

As at December 31, 2006 Private Banking aggregate assets under management were €2.1 billion, an increase of 26% compared to €1.7 billion in 2005.

Year 2006 was also a year of recognition for NBG’s Private banking, as it received the second place in the relevant survey organized annually by the Euromoney magazine.

To further improve our customers’ service, we intend to launch three new investment centers as well as the provision of discretionary investment services, thus completing the scope of offered investment services.

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

The Group’s Treasury is active across a broad spectrum of capital market products and operations, including bonds and securities, interbank placements in the international money and forex markets, and market-traded and OTC financial derivatives. It supplies the branch network with value-added deposit products, and the client base includes institutions, large corporations, insurance funds and big private-sector investors. In general, the Bank and our subsidiaries enter into derivatives transactions for economic hedging purposes or in response to specific customer requirements. The Bank also trades actively on a proprietary basis, primarily in Euro-denominated Greek Government securities, and to a lesser extent, in the spot foreign exchange market and is a general clearing member in the Eurex derivatives exchange. In recent years, the Bank’s treasury-related activities have represented a significant source of revenues. In 2006, total turnover for foreign exchange trading and money market transactions by the Bank’s central dealing room in Athens was approximately €118 billion and €942 billion, respectively.

In addition, our dealing rooms promote and provide treasury products and services. Our principal dealing rooms are located in Athens and London. We also operate small dealing rooms in Sofia, Bucharest, and Skopje. In addition, we have a dealing room in Thessaloniki to provide coverage of our clients in northern Greece.

The Bank is active in the primary and secondary trading of Greek Government securities, as well as in the international Eurobond market. The Bank is a founding member of the Group of Greek Government Securities Primary Dealers which was established by the Bank of Greece in early 1998. In 2006, according to Bank of Greece data, the Bank ranked first in terms of volume traded among 22 primary dealers in government bonds traded through the Electronic Secondary Securities Market.

Other Financial and Related Services

We also offer a wide range of other financial and related services directly through the Bank and indirectly through specialized subsidiary companies. These services include:

•       leasing;

•       factoring;

•       consulting and professional training; and

•       real estate management and warehousing.

Leasing

We began leasing activities in 1990 through our subsidiary, Ethniki Leasing S.A. (“Ethniki Leasing”). Ethniki Leasing is active in the leasing of land and buildings, machinery, transport equipment, furniture and appliances, and computer and communications equipment. As at December 31, 2006, Ethniki Leasing had assets of €640 million and revenues of €32 million. In addition to Ethniki Leasing, we own three other leasing companies: Interlease AD in Bulgaria, Eurial Leasing S.A. in Romania and Finans Leasing in Turkey.

Furthermore, on May 30, 2007 the Bank acquired from TBIF Financial Services BV, the 100% of the share capital of TBI Lizing d.o.o, a leasing company, for the amount of EUR 2.5 million.

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

Consulting and Professional Training

Ethnodata S.A. and its subsidiary, Ethnoplan, both Group companies, provide training and development in the area of information systems and software primarily to other companies in the Group. Ethnodata also provides IT consultancy services within the Group and to third parties. In addition, the Bank runs a training center for its employees as well as for other banks in Greece and abroad. The Bank’s training center offers training courses and participates in programs funded by the EU.

We also engage in business consultancy services through Planet S.A., a business consultancy firm based in Athens in which the Bank holds a 31.18% stake.

Real Estate Management

The Bank engages in real estate management activities, including warehousing and third-party property management. As at December 31, 2006, the Bank owned 1,506 real estate units, 1,072 of which were buildings the Bank acquired for our own business purposes or through seizure of collateral on loan foreclosures. The book value of those assets recorded at historical cost was €335.2 million as at December 31, 2006. In addition, Ethniki Kefalaiou S.A., a wholly-owned subsidiary of the Bank that is engaged in asset and liability management, including asset liquidation, managed 56 properties with an aggregate book value of €16 million as at December 31, 2006. Most of these properties have been bought in recent years from the Bank, which acquired them on realization of collateral under non-performing loans. In line with our strategy of streamlining our activities, we intend to continue to dispose of certain non-core real estate holdings through Ethniki Kefalaiou S.A. For the year ended December 31, 2006, proceeds from the sale of land and buildings by the Bank amounted to approximately €95.4 million and by Ethniki Kefalaiou S.A. €2.3 million.

National Real Estate performed warehousing functions and held real estate property as an independent subsidiary. By June 2005, we had consolidated the remaining assets in our real estate portfolio that were unrelated to our principal financial services businesses into National Real Estate, with the goal of improving the management of our real estate portfolio through economies of scale and facilitating our profitable development of those properties. On March 31, 2006, the Bank consolidated the operations of National Real Estate. See Item 4.D, “Property, Plants and Equipment” for general information regarding our real estate holdings and Item 4.A, “History and Development of the Company” for information regarding our principal real estate divestitures in recent years. The Bank intends to continue to divest real estate holdings.

International Operations

We operate, as a Group, in 12 countries outside Greece. As at 31 December 2006, our international network comprised 863 banking units outside Greece (including Bank branches, subsidiaries and representative offices), which offer traditional banking services and financial products and services. The Bank has seven commercial banking subsidiaries in Turkey, Bulgaria, Romania, FYROM, Serbia, Cyprus, and South Africa. Our Turkish subsidiary Finansbank also has a commercial banking subsidiary in Malta.

Our presence abroad has tended, in the past, to center on areas with strong concentrations of Greek immigrants to whom we provide traditional banking services. Our policy, since the early 1990s, is to continue to rationalize our international network and to focus on the Bank’s regional strength in SEE by strengthening our existing network and expanding into growing markets that present low banking penetration and greater profit margins and also to withdraw from mature markets where growth prospects are limited. The sale of NBG Canada and Atlantic Bank of New York are consistent with that policy. We seek to develop, in particular, our wholesale banking business by targeting major financial centers to which we can offer Greek and Balkan lending exposure. Our retail banking presence in some geographical areas may only be justified by our success in niche markets in which we have the ability to exploit competitive advantages.

Since 2000, the Bank has steadily built up a strong presence in SEE, through acquisitions and greenfield start-ups. The Bank’s regional strategy aims at diversifying our operations and enlarging our footprint to cover a region with attractive economic prospects. The Bank offers commercial banking services to customers in the region through our branches and subsidiaries in Turkey, Bulgaria, Serbia, Romania, FYROM and Albania.

Turkish Operations—Finansbank A.S.

Overview

On August 18, 2006, we acquired 46% of the ordinary share capital, and 100% of the founder shares of Finansbank A.S. (“Finansbank”) a Turkish commercial bank headquartered in Istanbul. The sellers also agreed and undertook to attend any general meetings of the Finansbank and to vote such number of shares they then own as is equal to the difference between 50.01% of the ordinary shares and the total number ordinary shares then owned by the Bank in accordance with the instructions and directions of the Bank. Based on that, it was deemed that the Bank obtained a controlling interest on August 18, 2006 and as such this acquisition was within the scope of FAS 141 Business Combinations.  As a result of Turkish Capital Markets legislation NBG made a mandatory offer to minority shareholders. During the mandatory tender offer period, we acquired a further 43.44% of Finansbank’s outstanding ordinary shares in public hands. In April 2007, following an agreement signed in January of the same year, we sold 5% of Finansbank’s shares to IFC. Following the mandatory tender offer and the sale of shares to the IFC, we acquired a further 0.2% of outstanding share capital of Finansbank as of June 11, 2007. Finansbank’s group of financial companies includes FinansLeasing, FinansInvest, Finans Portfolio Management, IBTech and Finansbank Malta (together, “Finansbank Group”).

Finansbank is the fifth largest private bank in Turkey and offers a wide range of retail, commercial, corporate, private banking and international trade finance services. In addition, financial leasing, capital market, corporate finance, portfolio management and brokerage services are provided by Finansbank’s subsidiaries. On December 31, 2006, Finansbank had a network of 309 branches, of which 101 were opened during 2006 and 45 since our acquisition in August 2006. In 2006, Finansbank’s customer base reached 3.3 million. On December 31, 2006, Finansbank had 7,751 employees, a 19.5% increase from December 31, 2005.

In 2006, Finansbank contributed €77.3 million in net profit to the Group. As at December 31, 2006, Finansbank’s profits before tax were €111.7 million. Total lending was €6,660.9 million on December 31, 2006, while deposits surpassed €5,943.9 million on December 31, 2006. Total assets of Finansbank as at December 31, 2006 were €10.7 billion, accounting for 14.1% of our total assets. In 2006, 11% of the Group’s profit from continuing operations (before taxes) was derived from Turkish operations.

Corporate Banking

Finansbank’s Corporate Banking Department serves large scale corporate customers through its 8 branches in the four largest cities in Turkey. Properly structured and tailor-made solutions are offered to customers. In 2006, Finansbank’s market share was 40% in tourism, 35% in shipping finance and approached similar levels in construction and energy. One of the major accomplishments in 2006 was the implementation of “Key Account Management”, a strategy based on the effective cooperation of Finansbank’s different departments to create more opportunities to work with large conglomerates.

Commercial Banking

Finansbank’s Commercial Banking Department serves middle-size companies located in 21 cities in Turkey. The Commercial Banking Department operates through its Head Office departments, its 4 Regional Management offices (2 in Istanbul, 1 in Izmir and 1 in Ankara) and an extensive distribution network that includes 47 branches. In 2006, the Commercial Banking Department continued providing advisory services, project finance loans and also all conventional products for short term and long term needs of customers, varied by sectoral and regional requirements. The strategy of the Commercial Banking Department is to serve a wider range of customers as their “House Bank” while obtaining sound and sustainable profitability.

Investment Banking

Finansbank’s Investment Banking Department consists of Project Finance, Corporate Finance and Technical Consulting. The Investment Banking Department acts as a consultant and solution partner in its client relations while fulfilling client needs via medium-to long-term loans and other products. Companies are provided with assistance and consultancy in such fields as project finance, privatization, contract finance and real estate development, financial valuation, acquisitions, financial restructuring, debt restructuring, syndication loans (including secondary loans), country-based strategic market analysis and industrial analysis.

SME Banking

The SME Banking Division has been serving Finansbank’s SME clients since 2003. Finansbank was the first bank in Turkey to provide sector support packages, such as tourism and agriculture support packages, and it also pioneered the “Kobifinans” project to serve its clients’ information and consultancy needs through magazines, internet portals and call centers. By the end of 2006, the SME Banking Division was active in 205 branches serving more than 250,000 clients with a market share of 11%. As at December 31, 2006, loans and deposits of the SME Banking Division were approximately TRY 2.4 billion and TRY 1.5 billion respectively.

Retail Banking

Specialized Retail Banking services were provided in 90% of Finansbank’s branches in eleven regions. The number of customers actively using consumer banking products and services (excluding credit card users only) increased by 20% in 2006. In 2006, Finansbank launched the umbrella brand “EasyCredit” to enhance ease, speed and convenience in application and repayment for all retail loan products. To support this new concept, an innovative multi-channel distribution strategy was developed, including instant loan applications through mobile phones and the internet. These “EasyCredit” channels and branches contributed to the significant increase in consumer loans in 2006.

Finansbank’s Retail Banking Division recorded significant loan growth in 2006, with retail loans (excluding credit cards) increasing 117% to TRY 2.7 billion, compared to TRY 1.2 billion in 2005. Finansbank’s mortgage portfolio increased 123% from TRY 0.8 billion in 2005 to TRY 1.7 billion in 2006. This growth resulted in a market share increase in residential mortgage loans from 7.4% in 2005 to 9.0% in 2006. The car loan portfolio for individuals increased by 42% from TRY 0.3 billion in 2005 to TRY 0.5 billion in 2006. The market share for individual car loans increased from 5.8% in 2005 to 6.8% in 2006, due to the development of close relationships with distributors and dealers around the country through various co-marketing campaigns that offer subsidies and other incentives. The consumer loan portfolio increased by 330% from TRY 0.1 billion in 2005 to TRY 0.4 billion in 2006, while the market share in consumer loans increased from 1.05% to 2.34% during the same period.

Mutual Funds

In 2006, Finansbank and Finans Portfolio Management introduced several exchange traded funds (“ETF”): Dow Jones Istanbul 20 (“DJIST”); the first ETF in Turkey; Non-Financial Istanbul 20 (“NFIST”) the first sector ETF in Turkey; Turkish Smaller Companies Istanbul 25 (“SMIST”); the first SME ETF in Turkey; and GOLDIST, the first gold ETF in Turkey. While there was a considerable decrease in the size of the Turkish mutual funds market, Finansbank’s market share in mutual funds grew due to the introduction of ETFs and the increased mutual funds volume in OH (Automatic Account), which is a key product for consumer banking.

Debit and Credit Cards

In 2006, Finansbank’s debit card customers increased by 33%. The Retail Banking Division’s Micro Business Department serves professionals and small business groups, and experienced substantial growth in 2006, increasing its customer base from 3,100 in 2005 to 26,900 customers in 2006. The share of Micro Business in Retail Banking’s total loans had increased to 15% on December 31, 2006 from 3% on December 31, 2005, posting an average monthly growth of 20%.

As regards the number of credit cards, Finansbank maintained its position among the top five issuers in 2006, with 2.6 million cards and a market share of 8%. The average net receivables of credit cards increased 34%, from TRY 1.1 million in 2005 to TRY 1.5 million.

Internet Banking

As at December 31, 2006 Finansbank had 483,705 online banking customers, an increase of 22% compared to December 31, 2005. Unique visitors to Finansbank’s corporate website reached 1,302,903 in 2006, an increase of 36% compared to 2005. In an effort to inform customers regarding new developments and campaigns, the number of e-bulletins to customers increased by 42% and the number of customers who received the e-bulletin increased by 53%. Additionally, SMS messaging has grown by 30%.

Private Banking

The Private Banking Division has been providing investment products and asset management services to high net worth individuals since mid-2006 through five Private Banking Centers and 32 Private Banking Corners located in Finansbank’s branches in all major cities throughout Turkey. As at December 31, 2006, Private Banking had TRY 1.5 billion assets under management and 5,000 registered clients.

Finansbank’s subsidiaries

The most significant subsidiaries of Finansbank include the following:

Finans Invest

Finans Invest was established in December 1996, and began operations in January 1997 on the Istanbul Stock Exchange (“ISE”). The company provides a wide range of financial services to both individual and institutional investors, including investment counseling and brokerage services, portfolio management, fund investment services and corporate finance and international investment services. The company ranks fourth in trading volume of stocks on the ISE and has a 5.42% market share. Finans Invest’s client portfolio was TRY 1,670,121 thousand as at December 31,2006. Total assets of Finans Invest on December 31, 2006 amounted to TRY 54,675 thousand and its net loss for the period from August 18, 2006 to December 31, 2006 was TRY 2,189 thousand.

Finansbank Malta

Finansbank Malta was established two years ago and currently accounts for 4.5% of the total assets of the Maltese banking sector. Total assets of Finansbank Malta reached TRY 1,595,511 thousand as at December 31, 2006 and its net income for the period from August 18, to December 31, 2006 was TRY 15,070 thousand.

Finans Leasing

Finans Leasing was established in March 1990. As at December 31, 2006 Finans Leasing ranked third in the leasing sector with a total business volume representing a market share of 7.9%. Finans Leasing’s target customer segment is SMEs and it was a pioneer in Turkey in identifying the investment needs of SMEs, targeting them as a distinct market segment. Finans Leasing has a diversified lease portfolio in terms of industries: construction (20.3%), agriculture (16%), health (13.0%), manufacturing (10.2%), textiles (9.4%), transportation and communication (7.6%) and metallurgy and mining (7,3%) in terms of minimum lease payment receivables as at December 31, 2006. In 2006 Finans Leasing grew faster than the leasing sector in Turkey as a whole. Total assets of Finans Leasing reached TRY 678,834 thousand as at December 31, 2006, and its net income for the period from August 18, 2006 to December 31, 2006 was TRY 14,645 thousand.

Finans Portfolio Management

Finans Portfolio Management was established in September 2000. A financial innovator, Finans Portfolio Management currently manages four Exchange Traded Funds, 11 Mutual Funds and one Closed-end Fund. Finans Portfolio Management also manages discretionary portfolios for high net-worth individuals and select institutions. Finans Portfolio Management’s current market share of the company including ETFs in mutual funds industry is 3.33%. Total assets as at December 31, 2006 amounted to TRY 12,321 thousand, and its net income for the period from August 18, 2006 to December 31, 2006 was TRY 798 thousand.

Finans Investment Trust

Finans Investment Trust was established in 1995 and its shares have been traded on the ISE since 1996. It is a closed-end investment company, managing portfolios composed of capital and money market instruments. Finans Investment Trust’s total assets amounted to TRY 25,508 thousand as at December 31, 2006, and its net income for the period from August 18, 2006 to December 31, 2006 was TRY 1,160 thousand.

In May 2007, Finansbank applied to the General Directorate of Insurance in Turkey and has received permission to establish Finans Emeklilik ve Hayat A.S. (“Finans Pension”). This new company will complete its organizational preparations and obtain a licence to conduct life, personal accident and pension insurance business, and is expected to commence operations shortly.

Selected financial information with respect to Finansbank as at and for the period from August 18, 2006 to December 31, 2006 is provided in the table below:

	Turkish lira	US$(1)
	(in millions)	(in millions)
Total Assets	19,746	14,738
Net Loans	12,559	9,374
Total Deposits	12,820	9,569
Net Income	295	220

(1)             Solely for the convenience of the reader, the translation of Turkish lira into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = 1.3398 Turkish lira as at June 11, 2007.

SEE and other International Operations

In addition to Finansbank in Turkey and its subsidiary in Malta, the Bank has six commercial banking subsidiaries in seven countries: NBG Cyprus, Stopanska Banka, based in Skopje in FYROM, United Bulgarian Bank AD, with its headquarters in Sofia, Bulgaria, Banca Romaneasca SA based in Bucharest, Romania, in which the Bank acquired a 81.65% stake in 2003 (increased to 97.14% in 2005), Vojvodjanska Banka in Serbia in which the bank acquired a 99.4% stake in 2006 and the South African Bank of Athens. In 2006, international operations (excluding Turkey) contributed €253.5 million in net profit to the Group. As at December 31, 2006, the profits before taxes stemming from our activities in SEE (Bulgaria,

Romania, FYROM, Albania and Serbia) excluding Turkey were €139.4 million up 49% from €93.8 million in 2005. Likewise total lending was €3.1 billion at December 31, 2006, up 61.1% from December 31, 2005, while deposits surpassed €3.1 billion at December 31, 2006, up 57.7% from December 31, 2005. At December 31, 2006, the Bank’s international activities excluding Turkish operations accounted for 13.3% of our total assets. The total assets attributable to the Bank’s international operations as at December 31, 2006 were €20.8 billion , a 159% increase from €8.0 billion as at December 31, 2005. Fluctuation mainly relates to the acquisition of Finansbank during 2006. In 2006, 25% of the Bank’s profits (before taxes) was derived from international operations, excluding Turkish operations.

Our other international banking operations include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and the taking of deposits. In addition, we offer shipping finance, investment banking, leasing and brokerage services through certain of our foreign branches and subsidiaries.

Our international banking network, apart from our Turkish network, is described below.

National Bank of Greece S.A.: Foreign Branches

As at December 31, 2006, the Bank had 54 foreign branches in five countries, including one in the United Kingdom, one in Guernsey, 50 in SEE (36 in Serbia and 14 in Albania), one in Cyprus and one in Egypt. Additionally, we have four overseas representative offices (one in London, two in Australia and one in Turkey). The London branch principally serves large corporate and shipping clients and also offers private banking services. The majority of assets and loans of the Bank attributable to our foreign branches are held in London. The Bank’s management believes that SEE represents a significant growth area for our international operations. See Item 4.B, “—Strategy”. Due to our close proximity to, and familiarity with, the region, the Bank’s management believes we will enjoy significant competitive advantages in SEE over other foreign and Greek banks. Currently, the Bank’s Balkan branches lend primarily to certain of the Bank’s established Greek corporate clients operating in those countries, but also to certain local corporate clients that have significant liquid assets and other collateral. In February 2007, the Bank’s branch network in Serbia became a subsidiary under the name NBG A.D. Beograd.

The table below provides selected financial information of the Bank’s foreign branches as at and for the year ended December 31, 2006, on a total basis before consolidation adjustments:

	EUR	US$(1)
	(in millions)	(in millions)
Total Assets	5,223	6,977
Net Loans	1,859	2,483
Total Deposits	2,257	3,015
Net Income	68	91

(1)             Solely for convenience of the reader the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = €0.7486 on June 11, 2007.

The table above relates solely to the Bank’s foreign branches and not to the branches of the Bank’s foreign subsidiaries.

United Bulgarian Bank AD

United Bulgarian Bank AD (“UBB”) is a commercial bank with headquarters in Sofia, which provides retail and corporate finance services in Bulgaria. We acquired 89.9% of the share capital of UBB in 2000, and currently hold a 99.9% interest in UBB. In 2006, the UBB branch network continued to expand, opening 28 standalone branches in cities and towns throughout Bulgaria and 11 in-store branches. At December 31, 2006, UBB’s distribution network included 173 units (38 full functional branches, 107 basic branches and 28 in-store branches). In 2006, UBB recorded 33.9% growth in its loan portfolio compared to

2005, due to a 21.5% growth in corporate loans and 49.3% growth in its retail loan portfolio. In 2006, UBB’s market share in Bulgaria was 10% for corporate loans, 16.5% for consumer loans and 17% for mortgage loans, while it maintained its market share of 11% in non-bank customer deposit base. As at December 31, 2006, UBB operated 523 ATMs, representing a market share of approximately 15%, and 3,996 POS terminals in Bulgaria, representing a market share of approximately 16%. During 2006, UBB was the bank with the highest number of issued international credit cards in Bulgaria under the logos of MasterCard, VISA and VISA Electron, realizing a respective market share of 61%. UBB also holds a 15% market share with respect to debit cards in Bulgaria, according to market share data taken from statistics published by the Bulgarian National Bank.

Selected financial information with respect to UBB as at and for the year ended December 31, 2006 is provided in the table below.

	Bulgarian leva	US$(1)
	(in millions)	(in millions)
Total Assets	3,950	2,697
Net Loans	2,701	1,844
Total Deposits	2,987	2,040
Net Income	136	93

(1)             Solely for the convenience of the reader, the translation of Bulgarian leva into U.S. dollars has been made at the rate of US$1.00 = BGN1.4645 , the fixing rate as announced by the Bulgarian central bank as at June 11, 2007.

Banca Romaneasca SA

Banca Romaneasca SA (“Banca Romaneasca”) is a universal bank, which provides a wide range of retail, SME and corporate banking services in Romania. We became Banca Romaneasca’s main shareholder in October 2003, with an initial shareholding of 81.7%. In order to support its further development, in February 2006, Banca Romaneasca implemented a share capital increase of RON 244,958,896, increasing the share capital of Banca Romaneasca to RON 393,126,028, and increasing our participation in Banca Romaneasca to 88.7%. The European Bank for Reconstruction and Development (“EBRD”) is the second largest shareholder of Banca Romaneasca, with 10.18% of its share capital.

At the end of 2006, Banca Romaneasca had a countrywide distribution network consisting of 76 banking units, and it operated a network of 95 ATMs. Banca Romaneasca was the first bank in Romania to provide money-transfer services, currently offering such services in 804 locations across the country. Banca Romaneasca launched new products and services during 2006 primarily dedicated to SME and retail activity and increased its overall (total assets) market share from 1.8% up to 2.1% according to statistics published by the Central Bank of Romania.

Selected financial information with respect to Banca Romaneasca as at and for the year ended December 31, 2006, is provided in the table below.

	Romanian Lei	US$(1)
	(in millions)	(in millions)
Total Assets	3,563	1,456
Net Loans	2,233	913
Total Deposits	2,804	1,146
Net Income	33	13

(1)             Solely for the convenience of the reader, the translation of Romanian lei into U.S. dollars has been made at the rate of US$1.00 = RON 2.4467, the fixing rate as announced by the Romanian central bank as at June 11, 2007.

Stopanska Banka A.D.

Stopanska Banka A.D. (“Stopanska Banka”) is a universal bank, headquartered in Skopje and registered in FYROM, that provides payment transfers, brokerage, credit and deposit-taking services in its home country and abroad. We acquired a controlling interest in Stopanska Banka, and currently hold a 73.0% stake, while EBRD and IFC participate hold a stake of 10.8% each, and the remaining 5.4% are held by other small shareholders. Stopanska Banka operates the largest branch network in FYROM, with a dense country-wide network of ATMs and POSs. Following its latest reorganization activities, Stopanska Banka currently has 25 branches, which in turn manage 31 sub-branches, and continue the transformation of its branch network into modern sales outlets. Stopanska Banka is also a leader in e-banking within FYROM, promoting Internet and SMS banking and offering its clients highly advanced electronic payment facilities. Stopanska Banka aims to continue improving its loan portfolio by targeting highly creditworthy customers, such as SMEs and large companies. As at December 31, 2006, Stopanska Banka’s market share in FYROM was 40% in retail lending , 27% in retail deposits, 22% in corporate lending and 31% in corporate deposits, according to statistics published by the National Bank of FYROM.

Selected financial information with respect to Stopanska Banka as at and for the year ended December 31, 2006, is provided in the table below:

	Macedonian denars	US$(1)
	(in millions)	(in millions)
Total Assets	41,866	914
Net Loans	21,504	469
Total Deposits	33,637	734
Net Income	768	17

(1)             Solely for the convenience of the reader, the translation of Macedonian denars into U.S. dollars has been made at the rate of US$1.00 = 45.8137 Macedonian denars; the fixing rate as announced by the central bank of the Former Yugoslav Republic of Macedonia as at June 11, 2007.

National Bank of Greece (Cyprus) Ltd.

The National Bank of Greece (Cyprus) Ltd. (“NBG Cyprus”), which has its headquarters in Nicosia, has reduced its total number of branches from 18 to 16 and from six to five foreign exchange bureaus following a rationalization of its operations. NBG Cyprus provides a wide range of commercial and retail banking services. In 2006, NBG Cyprus maintained its policy of growth of its loans and deposits portfolio through the introduction of new mortgage and retail credit products.

Selected financial information with respect to NBG Cyprus as at and for the year ended December 31, 2006, is provided in the table below:

	Cyprus pounds	US$(1)
	(in millions)	(in millions)
Total Assets	568	1,300
Net Loans	316	723
Total Deposits	515	1,179
Net Income	291	666

(1)             Solely for the convenience of the reader, the translation of Cyprus pounds into U.S. dollars has been made at the rate of US$1.00 = 0.4369 Cyprus pounds determined by reference to the fixing rate as announced by the Cyprus central bank as at June 11, 2007.

The South African Bank of Athens Ltd.

The South African Bank of Athens Ltd. (“SABA”), which we founded in 1947, has 10 branches across South Africa, primarily in urban centers. SABA offers traditional commercial and retail banking services, with particular emphasis on retail and commercial banking services for the SME market in South Africa. In 2004, SABA further developed its electronic banking platform and received MasterCard accreditation, which facilitated the launch of its ATM/debit card during the second quarter of 2005. Furthermore, during 2005 and into 2006, the Bank undertook a major re-branding exercise intended to present a more modern and sophisticated image of SABA. In August 2006, SABA successfully implemented the upgraded version of its core banking systems thereby giving SABA full 24-7 processing capability. During the fourth quarter of 2006 SABA became MasterCard-certified in respect of ATM acquiring and has introduced Bank of Athens-branded ATMs.

Selected financial information with respect to SABA as at and for the year ended December 31, 2006, is provided in the table below:

	South African rand	US$(1)
	(in millions)	(in millions)
Total Assets	837	116
Net Loans	560	78
Total Deposits	722	100
Net Income	32	4

(1)             Solely for the convenience of the reader, the translation of South African rand into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = 7.2230 South African rand as at June 11, 2007.

Vojvodjanska Banka a.d. Novi Sad

In December 2006, we acquired a 99.4% stake in Vojvodjanska Banka a.d. Novi Sad (“Vojvodjanska”). Vojvodjanska is the sixth largest Serbian bank in terms of assets and has the second largest branch network in the country with 168 branches. As a result of this acquisition, our total presence in the Serbian market amounts to 203 branches.

Vojvodjanska’s market shares in customer deposits and loans as at December 2006 were approximately 6% and 4% respectively. Furthermore, Vojvodjanska holds a leading position in the dinar deposits market, with a market share of approximately 10%. It runs 168 sales points, servicing over 837,000 private accounts and 70,000 SME and large company accounts. Vojvodjanska is also a leading issuer of Visa and DinaCards and has a market share of approximately 9% of Serbia’s domestic and international payments. In recent years, Vojvodjanska completed an extensive restructuring of its loans.

Selected financial information with respect to Vojvodjanska as at December 31, 2006, is provided in the table below:

	Serbian dinars	US$(1)
	(in millions)	(in millions)
Total Assets	44,475	728
Net Loans	19,927	326
Total Deposits	35,509	581

(1)             Solely for the convenience of the reader, the translation of Serbian dinar into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = 61.0915 Serbian dinars as at June 11, 2007.

Future Expansion

We are currently evaluating other potential acquisitions in SEE, Eastern Europe and the Southeastern Mediterranean region. See Item 4.B, “—Strategy”.

Selected Non-Banking Subsidiaries

NBGI Private Equity Limited

NBGI Private Equity Limited (“NBGI Private Equity”), a subsidiary of NBGI, has offices in London and Athens and manages the following private equity funds: NBG Private Equity Fund LP, with an initial capitalization of €100 million, investing in small to mid-size “traditional economy” companies, with a geographic investment focus on the UK and continental Europe; NBG South Eastern Europe Fund LP, with a capitalization of €100 million; the NBGI SEE Development Capital Fund LP, also with a capitalization of €100 million investing in companies in Greece and in companies which are headquartered or have a significant part of their activities in Central and Eastern Europe (with a focus on Balkan countries), the former Soviet Union, Cyprus and other markets in SEE; and NBG Technology LP, with a capitalization of €42 million, investing in early stage investments in information technology, telecommunications and new media throughout Europe. In 2006 NBGI Private Equity Limited established branches in Romania and Bulgaria to better facilitate its operations in the region.

NBG Private Equity Fund LP

The NBG Private Equity Fund LP is a €100 million fund created in August 2000 to invest in small to medium size traditional economy UK companies. The Bank is the sole investor in the fund.

During 2006, the fund made its third successful exit, selling an investment it had held since January 2001 for a gain of 10.1x money multiple and an IRR of 70.1%. The fund also made its final two new investments during the year bringing up the number of new investments in the fund as a whole to thirteen in 2006, and its partners approved an extension of the investment period by 12 months from August 2006.

NBGI Private Equity has been raising its second fund focusing on the UK lower mid-market as a successor to this fund, and is expected to hold a first close in early 2007. This second fund is expected to eventually raise approximately €150 million, with the Bank acting as cornerstone investor, but with external investors also participating for the first time.

NBG South Eastern Europe Fund LP and the NBGI SEE Development Capital Fund LP

The NBG Greek Private Equity Fund LP was originally established in February 2004 with a capital commitment of €20 million from the Bank. It is an English limited partnership. In 2005 this fund was restructured and its scope widened in order for it to be allowed to take advantage of the opportunities arising in SEE markets. In March 2006 this fund was renamed the NBG South Eastern Europe Fund LP and the commitment of the Bank, the sole investor in the fund, was increased to €100 million. As at the end of 2006, the NBG South Eastern Europe Fund LP had not made any investments.

The NBGI SEE Development Capital Fund LP sits alongside the NBG South Eastern Europe Fund LP and also has a commitment of €100 million from the Bank, the sole investor in the fund. This fund was formally closed in March 2007 and will primarily seek to invest in SMEs which are incorporated or whose business operations are in Greece and in companies which are headquartered or have a significant part of their activities in Central and Eastern Europe (with a focus on Balkan countries), the former Soviet Union, Cyprus and other markets which, at the discretion of the fund’s manager, are considered to be in the SEE area.

Both of these funds are structured as English limited partnerships.

NBG Technology LP

NBG Technology LP is an English limited partnership, established in 2001 and has capital commitments of €42 million, half of which have been committed by the Bank. NBG Technology LP aims to invest primarily in the equity or equity-related capital of unlisted SMEs operating in the technology, media and telecommunications sectors throughout Europe. NBGI Private Equity Limited is the manager of the fund and employs a specialist team of investment professionals to manage the Fund, under the brand “NBGI Ventures”.

During 2006, NBG Technology LP completed its first successful exit, with the sale of part of its holding in an investee company realizing a gain sufficient to repay investors all of the fund’s investment cost in the deal and retain a potentially valuable stake in the company. The fund was also active in making three new investments in the year, bringing up the number of investments in the fund as a whole to eight. The investment period of NBG Technology LP ended in October 2006, at which time it was decided to reduce the commitment of the fund’s limited partners pro-rata to €42 million.

NBG Technology LP is presently in the process of raising its second fund designed to take advantage of the strong, good quality deal-flow which it has now established, particularly in its core specialist areas of medical devices, energy, telecom and media.

NBG Greek Fund Limited

NBG Greek Fund Limited, a Cypriot company wholly owned by the Bank, was established in 1998 with committed capital of €44 million. The scope of NBG Greek Fund Limited is to invest primarily in rapidly growing Greek companies. In 2004, NBG Greek Fund Limited reduced its committed capital down to €15 million and is divesting its current holdings which, at the end of 2006, had an estimated market value of about €3.5 million.

Interlease E.A.D.

Interlease E.A.D. (“Interlease”), a wholly-owned subsidiary of the Group, operates in the Bulgarian leasing industry. In 2002, Interlease established a subsidiary company, Interlease Auto E.A.D., specializing in the car leasing sector. A major leasing provider in Bulgaria, Interlease achieved a market share of 35% and 26% in equipment and car leases respectively in 2006. Interlease also achieved a 15% market share in the real estate sector. Profits and total assets of the company have grown steadily. As at December 31, 2006, Interlease’s profit before tax amounted to €5.9 million and total assets to approximately €250 million. In line with its cross-selling strategy, Interlease offers its leasing services in Bulgaria through the Group’s Bulgarian subsidiary, UBB. Interlease possesses a fully diversified client portfolio, consisting of lessees from almost all sectors of the country’s economic activity, focusing on the transportation and industrial equipment industries.

Eurial Leasing IFN S.A.

Eurial Leasing IFN S.A. (“Eurial”), operates in the leasing industry of Romania. In 2005, we acquired a 70% stake in Eurial. Before the acquisition, Eurial operated primarily in the automobile leasing sector, being the major lessor of Peugeot automobiles in Romania. Following Interlease’s success in Bulgaria, Eurial has adopted a strategy of supporting its clientele via alternative financial services, together with cross-selling operations. The Group plans to enhance Eurial’s structure and expand its activities to cover the full spectrum of leasing services, making it one of the leading leasing companies in Romania. In 2006, Eurial achieved profits before tax and total assets of €3 million and €104 million respectively, with a market share of 3%.

ETEBA Romania

ETEBA Romania, formerly S.C. Top Invest S.A., is our investment banking subsidiary in Romania. ETEBA Romania’s investment banking activities include buying and selling securities for client accounts, placing the distribution of securities under primary or secondary offerings, providing consultancy and brokerage services and managing the individual portfolio accounts of clients. Its operations are centered in Bucharest.

Insurance

We provide insurance services primarily through one of our subsidiaries, the Ethniki Hellenic General Insurance Company S.A. (“EH”). As at December 31, 2006, the Group held 76.7% of EH. EH offers a full range of products such as life, accident and health insurance for individuals and groups, fire, calamity, credit, motor, marine hull and cargo insurance, and general third party liability. Through the expertise of its personnel and the reorganization of its internal procedures, EH provides advanced insurance solutions that can meet the demands of the increasingly competitive Greek insurance market.

EH provides insurance products through 62 branch offices, 150 sales agencies with 2,100 tied-agents and 1,641 independent insurance brokers. In addition, insurance products are distributed to consumers through the Bank’s extensive branch network.

In 2006, EH further strengthened its leading position in the Greek insurance market by increasing its market share to 15.8% compared to 14.9% in 2005. Particularly, in regards to Non-Life insurance business, gross written premiums reached €380.6 million in 2006 compared to €378.3 million in 2005, ranking EH first in the Greek market with a market share of 14.6%, well ahead of its closest competitor which had a market share of 5.7% in 2005.

The increase in the Property business reached 14%, which was in line with the market. Although the Motor business decreased compared to the previous year, the Company’s new commercial policy delivered remarkable results in the last quarter of 2006, achieving an increase of 36% in new applications for the year and a 16% reduction in the cancellations compared to 2005.

In the Life business, gross written premiums reached €343,507 thousand compared to €243,572 thousand in 2005, an increase of 41%. This achievement is attributed to the new Bancassurance products “PROSTHETO+” and “FRONTIZO”, with €102.6 million in premiums.

In addition, Individual Life new business increased by 29%, compared to 2005, outperforming by far the market. Insurance penetration in the Bank’s mortgages portfolio reached approximately 90% for fire and allied perils and 62% for term life coverage.

EH’s agency sales network further improved its mortgage loan sales, and in 2007 Assurebanking will be offering additional financial products of the Group, such as consumer loans, credit cards and mutual funds.

Moreover, with a view towards expansion in SEE, EH is operating two Cypriot subsidiaries in collaboration with NBG Cyprus which are active in Life and Non-Life insurance business. EH also operates in Romania, where it holds a 93.27% share in Societate Comerciala de Asigurare Reasigurare Eleno-Romana Garanta S.A. EH’s activities in the Romanian market increased in 2006 with the acquisition of Alpha Insurance Company (renamed NBG Asigurari) for €2.7 million. As part of the sale, Alpha Bank has agreed to a 5-year contract allowing distribution of our products through Alpha Bank’s local network. Additionally, EH plans to merge its subsidiaries, Garanta and NBG Asigurari, and to launch composite insurance products covering mortgage loans and life and personal accident insurance. Garanta offers consumer credit insurance and personal accident products through the network of four banks, namely Banca Romaneasca, Alpha Bank Romania, Pireaus Bank Romania and Romextera.

On February 22, 2006, EH, in partnership with UBB and American International Group Inc. (A.I.G.) founded two insurance companies in Bulgaria, one for Life and one for Non-life insurance. EH and UBB will each hold a 30% share of each company’s share capital. With the Life Insurance Company, the remaining 40% stake and the management will be held by American Life Insurance Company (“ALICO”), whereas in the case of the Non-life Insurance Company, the remaining 40% stake will be held by AIG Central Europe and CIS Insurance Holdings Corporation. Both companies have been fully operational since October 2006.

National Mesitiki Asfaliseon, a Greek insurance broker acquired in 2005 by EH, contributes to the further expansion of services provided in the Maritime and Aviation insurance markets, as well as for risks regarding port-structuring projects.

In May 2007 Finansbank, applied to the General Directorate of Insurance and has received permission to establish Finans Emeklilik ve Hayat A.S. (“Finans Pension”). This new company will complete its organizational preparations and obtain a licence to conduct life, personal accident and pension business, and is expected to commence operations shortly. Finans Pension will be headed by highly experienced Management in the Turkish insurance market, joined at the level of Board of Directors by members of the parent insurance company of the Group, who will assist with their know-how in the rapid development of the new company.

The tables below show the total revenues and assets, respectively, of EH’s insurance operations as at and for the years ended December 31, 2004, 2005 and 2006.

Total Insurance Operations Income

Total Insurance Assets

Bancassurance Products

We also provide insurance services through another of our subsidiaries, NBG Bancassurance SA. (“NBG Bancassurance”). NBG Bancassurance acts as an agent providing intermediary services between our customers and insurance underwriters, and assumes no insurance underwriting risk itself. As at December 31, 2006, NBG Bancassurance had assets of €9.4 million and revenues of €8.0 million.

NBG Bancassurance provides the following services:

•       Real estate insurance on properties for which a mortgage loan has been granted by the Bank;

•       payment protection insurance for customers for which a consumer loan has been granted by the Bank;

•       life and disability insurance for mortgage loan borrowers; and

•       new investment-insurance products, such as “Prostheto+” , “Frontizo” and “Triploun” ..

In the beginning of 2006, the Bank presented its new pension program “Prostheto+”. It is targeted to individuals with available deposits in order to secure a guaranteed pension for life, which the customer buys through a lump sum payment. The customer chooses the amount of the guaranteed pension as well as the age at which he wishes to receive such pension. The customers have the flexibility to borrow part of the payment through a loan with a very competitive interest. During the second half of 2006, a new program “Frontizo” was presented by the Bank. Through this program customers secure a lump sum payment for their children when they reach a specific age. The customer buys this through a lump sum payment. The bank continues to sell its “Triploun” program, an investment/insurance program which has a guaranteed return of 2% annually calculated on the amount formed upon its expiry, while the net highest return is remitted to the customer in addition to the guaranteed return. In the beginning of 2007, the Bank presented its new pension program “Prostheto+ monthly”. It is targeted to individuals without available deposits in order to secure a guaranteed pension for life, which the customer buys through monthly payments. The customer chooses the amount of the guaranteed pension as well as the age at which he wishes to receive such pension.

Compared to EU 25, where the share of insurance premium to GDP is 9%, the Greek insurance premium to GDP share is only 2.5%. Increasing competition in Greece and regulatory changes have forced many smaller insurance companies out of business. Recently, the licenses of two insurance companies in Greece were revoked. During 2006 two multinational insurance companies, AXA and Groupama, entered the Greek insurance market via buyouts, targeting the development of bancassurance products. We believe that, in the future, the Greek insurance market will be serviced by a small number of large, adequately-capitalized and efficiently run insurance providers, such as EH. We also anticipate that proposed changes to the Greek pension system may, if adopted, provide new opportunities for the private insurance sector in Greece.

Recently, the Commission of Supervision of Private Insurance has commenced extensive audits of all insurance companies operating in Greece to ensure prudent reserving and adequate investments backing up liabilities. Unfair competition is therefore expected to be reduced in size and aggressiveness, allowing compliant companies such as EH to regain market share.

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

•       improving our sales network;

•       selectively developing our presence in SEE, Eastern Europe and the Southeastern Mediterranean region; and

•       more effectively managing losses in the automobile and health insurance sectors, reducing the loss ratio, adjusting our pricing policy and, more generally, reducing our operating costs by streamlining our activities, reducing head count and the cost of premises.

Hotel Business

We also have a strong presence in the tourism sector, mainly through the Bank’s subsidiary, Astir Palace Vouliagmeni S.A., owner of the Astir Palace Hotel Complex (the “Complex”), which is currently under the management of Starwood Hotels & Resorts Worldwide Inc. (“Starwood”).

Starwood officially assumed the management of the Complex on July 1, 2006 for a term of 15 years. Also in July 2006, the Arion Hotel and Bungalows were renamed the Arion Resort & Spa, and the Nafsika Hotel was renamed The Westin Athens. Within the Arion Resort & Spa establishment, a world class spa was recently completed which is now operating as part of the Luxury Collection brand.

The 165-room Afrodite Hotel is currently undergoing an extensive renovation that will eventually be rebranded as the “W Athens” hotel. Other forthcoming projects include the full restoration of the 76 bungalows of the complex and the additional upgrade of the adjacent Astir Beach.

Significant Equity Method Participations

Our equity method investment portfolio includes participations in Greek corporations that were acquired through various means, including:

•       direct investment;

•       debt-for-equity swaps under old legislation (since repealed); and

•       foreclosure proceedings on unpaid loans.

The following table sets out equity participations in which we hold an excess of 20% but less than 50%, or in which, we do not have control on December 31, 2006.

		December 31, 2006
Name		% Interest held by Group	Reported book value(1)
			(EUR in thousands)	(US$ in thousands)(2)
1.	AGET Heracles Cement Co. S.A.	26.00%	178,451	238,380
2.	Social Securities Funds Management	40.00%	801	1,070
3.	Phosphate Fertilizers Industry S.A	24.23%	___	___
4.	Larco S.A.	36.43%	15,538	20,756
5.	Siemens Industrial S.A	30.00%	20,593	27,509
6.	Eviop Tempo S.A.	21.21%	2,691	3,595
7.	Teiresias S.A	39.34%	578	772
8.	Hellenic Countryside S.A.	20.23%	356	476
9.	Pella S.A	20.89%	___	___
10	Planet S.A	31.18%	3,661	4,890
11.	Kariera S.A.	35.00%	330	441
12.	Zymi S.A.	32.00%	500	668
13.	Europa Insurance Co SA	23.02%	2,001	2,673
14.	UBB AIG Insurance and Reinsurance Company	52.99%	1,798	2,402
15.	UBB AIG Life Insurance Company	52.99%	2,042	2,728

(1)             As reflected in the U.S. GAAP Financial Statements of the Group at December 31, 2006 under the equity method of accounting.

(2)             Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = €0.7486 as at June 11, 2007.

The market value of our holdings in AGET Heracles, the only company listed above with shares traded on the ATHEX, was €330.1 million in 2006, compared to €184.8 million in 2005. The aggregate value of our investment portfolio at the end of 2006 was €234.6 million. On April 19, 2007 the Bank signed an agreement for the sale of its minority shareholding in AGET Heracles to majority shareholders Lafarge Group. Pursuant to this agreement, the Bank sold 18,480,899 shares, representing 26% of the share capital of AGET Heracles. This sale is consistent with the stated strategy of the Bank to focus on its core banking activities and exit from its non-financial participations. The sale price has been agreed at €17.40 per share, or €321.6 million in total and was in line with the average closing price of the last 30 trading days preceding the transaction.

Equity participations in which the percent of ownership interest held by the Group is less than 20% are accounted as portfolio investments in accordance with SFAS 115 “Accounting for certain investments in debt and equity securities”, as the Group does not have the ability to influence the operations of the investees. Equity participations in which the percent of ownership interest held by the Group is greater than 20% but less than 50%, or which are jointly controlled by the Group and other entities, are accounted for using the equity method because the Group can influence the operations of the investees.

UBB AIG Insurance and Reinsurance Company and UBB AIG Life Insurance Company are jointly controlled by Group companies UBB and EH Insurance and companies of AIG.

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

The Bank itself competes with national, regional and foreign banks throughout Greece and abroad. There were 45 universal banks (i.e. banks that provide all types of banking services, including retail, commercial and investment banking), both domestic and foreign, in Greece as at December 31, 2006. The top six domestic universal banking groups in Greece accounted for approximately 77% of the total assets attributable to domestic and foreign universal banks as at that date. The largest foreign bank operating in Greece, Citibank, had assets of €9,057 million, as at December 31, 2006, which represented approximately 3% of total bank assets in Greece. Foreign banks held approximately 10.4% of total bank assets in Greece as at December 31, 2006 (the last date for which such information is currently available, according to our analysis of published financial statements).

The table below shows the breakdown of assets, loans outstanding and deposits in the universal banking sector for the Bank and our five main competitors in Greece as at December 31, 2006. These figures exclude one specialized credit institution and have been compiled by the Bank based on publicly available information. This table also excludes specific market shares of foreign banks, as no official information accounted for under local standards with respect to the year ended December 31 2006, is available to date for such banks.

	As at and for the year ended December 31, 2006
Banks	Assets	% of total market	Loans	% of total market	Deposits	% of total market
	(€ in millions, except percentages)
1. National Bank of Greece	61,306	22.7%	32,755	19.9%	44,565	25.3%
2. EFG Eurobank Ergasias	50,057	18.6%	30,183	18.3%	30,363	17.2%
3. Alpha Bank	46,769	17.3%	28,238	17.2%	20,373	11.6%
4. Piraeus Group	27,942	10.4%	18,729	11.4%	14,606	8.3%
5. Commercial Bank of Greece	21,805	8.1%	16,158	9.8%	16,375	9.3%
6. ATE Bank	20,588	7.6%	13,625	8.3%	18,198	10.3%
Total	228,467	84.7%	139,688	84.9%	144,480	82.0%

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

(i)            Directive 2006/48/EC on the taking up and pursuit of the business of credit institutions that will be transposed into Greek law within 2007.

(j)             Directive 2006/49/EC on the capital adequacy of investment firms and credit institutions that will be transposed into Greek law within 2007.

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

In accordance with Greek Law 2832/2000, in cases of breach of the regulatory framework, in addition to other powers to impose sanctions under specific laws, the Bank of Greece has the general power to impose sanctions against credit institutions. These sanctions may consist of a compulsory deposit, equal to 40% of the amount of the violation, in a non-interest bearing account of the central bank or, if the amount of such violation cannot be determined, a compulsory interest free deposit of up to €8,804,109 in each case for up to one year and/or a fine payable in favor of the Greek Government to be calculated either as a percentage of 40% of the amount of the violation or as a one-off payment of up to €880,411 which may be increased up to €1,467,351 in case of a repeat violation.

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

In 1994, individuals and legal entities in Greece could, pursuant to Act 2344/94 of the Governor of the Bank of Greece, for the first time engage freely in foreign currency transactions in foreign countries by filing an application with any bank. Credit institutions in Greece were also authorized to accept deposits made by natural persons and legal entities in foreign currency.

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

The Own Funds Directive defines regulatory capital, for the purposes of computing a capital adequacy ratio, as the sum of certain items constituting “Tier I capital” and other items constituting “supplementary or Tier II capital”. The Directive closely traces the mechanics of the Basel Committee guidelines.

The substantive risk-based capital rules contained in the Solvency Ratio Directive generally adopt the Basel Committee guidelines into EU law. The Solvency Ratio Directive determines the credit risk of a bank’s assets by multiplying (1) the balance sheet value of each asset by (2) the relevant risk weighting, to produce a risk-adjusted value. For off-balance sheet items, a two-step risk-adjustment is applied, taking into account the nature of (1) the financial instrument concerned and (2) the counterparty involved. For off-balance sheet items concerning interest rates and foreign exchange rates (such as swaps, forwards and options), regulatory authorities prescribe measurement based on a mark to market approach, or either current or original exposure. As at January 1993, credit institutions in EU member countries must maintain capital adequacy of at least 8%.

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

Tier I capital, which includes:

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

•       Asset-Liability tenor variance ratio, which is determined as the ratio of “assets minus liabilities” of the overnight time bucket up to 30 days to “borrowed funds”. The minimum limit of this ratio (prefaced by a minus sign) is set at –20%.

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

The final Directives 2006/48/EC on the taking up and pursuit of the business of credit institutions and 2006/49/EC on the capital adequacy of investment firms and credit institutions of the European Parliament and of the Council were finalized and published in June 2006. Due to the introduction of EU Directives 2006/48/EC and 2006/49/EC, the Bank may be required by its regulators to maintain higher levels of capital, which could decrease our operational flexibility and may increase our financing costs. Consequently, we cannot assure you that the New Basel Capital Accord will not have a material adverse effect on our financial condition or results of operations in the future.

The respective Greek Law and Bank of Greece Governor’s Acts that will enforce the above mentioned EU Directives are expected to be introduced within 2007.

Additional Reporting Requirements

All credit institutions in Greece are required to provide the Bank of Greece with: (1) a quarterly report on capital adequacy; (2) a quarterly report on profitability and exposure to banking risks (pursuant to Annexes 2 and 3 of Act No. 1313/88 amended by Act No 2563/05); (3) monthly data relating to open currency positions (pursuant to Act No. 2291/94, amended by resolution No 176/18.6.04 of the Banking and Credit Affairs Committee); (4) a quarterly report on loan loss reserves pursuant to Act No. 2442/99 (amended by Act No. 2513/03 and 2565/05); (5) a quarterly report on liquidity pursuant to Act No. 2156/92 (amended by Act No. 2560/05); (6) a quarterly report on cross-border credit exposures pursuant to Act No. 2520/03; (7) a general annual internal audit report (pursuant to Act No. 2438/98); (8) a quarterly report on large exposures pursuant to Act No. 2246/93; (9) a semi-annual report on large debtors pursuant to Bank of Greece, Banking and Credit Affairs Committee resolutions 485/91, 540/94, 159/03 and 915/03; (10) a semi-annual report on credit institution exposures pursuant to Act No. 2563/05; (11) a quarterly report on securitization pursuant to Act No. 2563/05; and (12) a semi-annual report on hedge funds pursuant to Act No. 2563/05

Deposit Guarantee Fund

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

Prohibition of Money Laundering and Terrorist Financing

Greece, as a member of the Financial Action Task Force (“FATF”) and as a member state of the EU, fully complies with FATF recommendations and the relevant EU legal framework.

Specifically:

Articles 5 and 6 of Greek Law 2145/1993 (now repealed) implemented some of the core provisions of EU Council Directive 91/308 regarding money laundering. In August 1995, the Greek Parliament adopted Law 2331/1995 (amended by Laws 2479/1997 and 2515/1997), which prohibits the use of the financial system to legitimize revenues generated from illegal activities, and implements EU Council Directive 91/308. The main provisions of Greek legislation on money laundering are as follows:

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

•       provisions of private law and banking secrecy do not apply to money laundering activities; and

•       a public authority was established pursuant to Law 2331/1995 and is responsible for examining reports filed by banks with respect to suspicious transactions and for ensuring correct implementation of this Law. Among others, several ministries, the Central Bank, the Hellenic Capital Market Commission, tax authorities, the police, and the Hellenic Bank Association participate in the administration of the public authority.

In July 2002, the Greek Parliament adopted Law 3034/2002, which implemented the International Convention for the Suppression of the Financing of Terrorism, with which we are fully compliant. Additionally, we comply with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (known as the “USA PATRIOT Act of 2001”), which took effect in October 2001 and which has implemented a range of new anti-money laundering requirements on banks and other financial services institutions worldwide.

On December 13, 2005, Law 3424 was adopted by the Greek Parliament, which amended and supplemented the existing legislation on the prevention of money laundering (Law 2331/95) and terrorist financing (Law 3034/2002), and harmonized Greek legislation with Directive 2001/97/EC.

Furthermore, the Bank of Greece, our supervisory body, having taken into consideration the need for further specialization of the said framework issued its Decision No 231/4/13.10.2006 with a view to preventing the use of the financial system for the purpose of money laundering and terrorist financing. This Decision came into force on November 3, 2006, and supplements the Bank of Greece Governor’s Act No 2577 of March 9, 2006 regarding the “Framework of operation principles and assessment criteria for the organization and Internal Control Systems of financial institutions and their managing officers’ respective functions”.

Decision No 231/4/13.10.2006 is in line with the third AML/CFT Directive 2005/60EU according to which all EU member states should fully comply by December 15, 2007 and also implements FATF’s 9 Special Recommendations on Terrorist Financing.

Finally, Regulation (EC) No 1781/2006 of the European Parliament and European Council of November 15, 2006 on information on the payer accompanying transfer of funds is binding in its entirety and is directly applicable in Greece.

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

Strategy

Our key goals, as set out in our Business Plan 2007-2009, are the following:

•       to be the leading and most reputable financial institution in SEE, offering superior service to our customers;

•       to become the employer of choice to the benefit of our employees; and

•       to deliver superior returns to our shareholders, within an environment of modern and effective corporate governance and a carefully monitored risk management framework.

To achieve these key goals, we have formulated our strategic choices and actions for the next three years (2007-2009), focusing on three key areas:

•       maintaining brisk growth in revenues;

•       further strengthening operational efficiency; and

•       successfully integrating recent acquisitions and exploiting synergy potential.

Revenue growth

Retail banking

Although business has expanded substantially in recent years, the domestic banking market still offers attractive growth margins in the retail segment. At December 31, 2006, the ratio of household funding-to-GDP stood at 45% compared with 54% for the euro area as a whole. Furthermore, the robust growth of the Greek economy and the resulting increase in employment and per capita income have generated the conditions necessary for further expansion in lending to households.

We intend to further strengthen our leading position in retail banking by exploiting our broad deposit base—one of our key competitive advantages—which enables us also to increase cross-selling potential at the Group level, in particular retail products and bancassurance.

One of our key competitive advantages is our leading position in mortgage lending, with a share of approximately one fourth of the market. Notably, in 2006, we lent over €3.5 billion in new mortgages, as the total mortgage portfolio grew to €13.8 billion. This was due to the extensive branch network, customer loyalty and the innovative products that the Bank offers. We aim to maintain our market share and exploit alternative delivery channels, particularly targeting construction companies and estate agencies.

We attach particular importance to SMEs. The strengthening of our mobile sales force in 2006, which serves as an alternative sales network, proved to be particularly successful as lending to SMEs grew by 45% and the customer base grew by 4,500 new businesses.

As we upgrade our branch operations, we have improved services to customers. Affluent individuals and SMEs are served by Customer Relationship Managers (“CRMs”) who undertake to attend to their overall banking needs. The CRMs have the know-how vis-à-vis the full set of products of the Group and are qualified to identify and plan the financial needs of the customer. This new model has been implemented in almost the entire NBG branch network, while in 2007 it will be extended to private retail customers. Through this model, we have made significant improvements in customer service, as we can now offer new value-added services. The benefits for the Group focus on growth in business with existing customers (i.e. increases in loan balances and cross-selling) as well as the attraction of new customers.

Investment services—Insurance

In the area of investment services, in early 2007, we completed our acquisition of P&K Investment Services (including its subsidiaries P&K Securities and P&K MFMC) with a view to creating the largest integrated securities firm in SEE. Operating in the spheres of investment banking, asset management and brokerage, P&K Investment Services has a wide customer base comprising companies, individuals and institutional investors in Greece and abroad, and is noted for the quality of the services provided.

In asset management, efforts will be stepped up to enhance the mix of higher performing fund categories, while special emphasis will be placed on exploiting our extensive branch network as a sales channel. With respect to insurance, besides the benefits that we will reap from the long-term rationalization of domestic market penetration, we expect to achieve significant synergies in the international markets. For instance, in Turkey, the plan is to launch an insurance company jointly with Finansbank; in Romania we will leverage the newly acquired Alpha Insurance; and in Bulgaria collaboration will proceed jointly with AIG.

In bancassurance, we intend to exploit the synergies deriving from our broad customer base. The key targets for the three-year period 2007-2009 are to enhance the performance of our insurance business by better leveraging the sales network, launching new products, strengthening incentives across the sales network and revising pricing policy.

We are currently in the process of upgrading the services we offer to our private banking customers. To this end, we are extending our network of investment centers, and marketing select third-party open-architecture products via agreements with leading international investment houses.

Acquisitions in SEE

In view of the fact that banking penetration levels in Greece in the medium term are maturing, and due to the limited scale of the Greek market, we are looking to expand in markets that present lower credit penetration and bigger margins for growth. To this end, we succeeded in substantially strengthening our presence in the wider region of SEE in 2006. Foreseeing the rapid developments that are currently taking place in the international environment and the need to expand into new dynamic markets that offer growth at levels similar to those of other major banks operating on a European level, we made two important acquisitions in 2006, in Turkey and Serbia.

The acquisition of Finansbank signals the consolidation of our presence in SEE, giving us access to a Turkish market of 70 million inhabitants, more than double the number prior to the acquisition.

Finansbank is a dynamic private bank run on innovative methods for growing and supporting its business, led by a highly efficient management team, and enjoying a strong position in the Turkish market. Finansbank further consolidated its strong position in 2006, posting lending growth in retail and corporate banking of over 75% and 50% respectively, outperforming the targets that had been set for the year. In 2006, Finansbank opened 100 new branches in Turkey bringing the total to 309 branches as at December 31, 2006. This vigorous network growth will continue over the course of the coming three years, the goal being to open a further 240 new branches, bringing the total to 550 branches in 2009.

In December 2006, we acquired a 99% shareholding in Vojvodjanska. This was Serbia’s biggest sale to date of a state-controlled bank. Through the acquisition of Vojvodjanska, the second largest bank in Serbia in terms of branch network and sixth largest in terms of assets, and with over 600,000 retail and 60,000 business customers, we strengthened our presence in the Serbian market, increasing the number of Serbian branches to 203 and our market share in deposits to 8%, with around 10% in much sought-after deposits in local currency and 6% in lending, thus making Vojvodjanska one of the Serbia’s leading banks.

For 2009, our target is for the Group’s SEE and Turkish businesses to generate approximately 45% of total Group profitability, while over 60% of our branches and employees will be outside Greece. Note in particular that these targets will be achieved despite the expected continuation of high growth in our business in the domestic Greek market.

Enhanced operational efficiency

In 2006, the first phase of internal reorganization at the Group was completed, through a range of actions that aimed at actively monitoring and containing operating expenses. These actions have led to more efficient management of general expenses and staff costs at the Bank, resulting in below-inflation increases. In SEE, operating expenses grew at a faster pace than in Greece due to the vigorous organic expansion of the Group in the region.

As a result of our endeavors to control costs while dynamically growing our revenues, our efficiency—as expressed by the cost/income ratio—stood at 50.7% in 2006 compared with 53.3% in 2005, while we were close to the 2007 target of 50% set by the Business Plan 2005-2007.

In the three-year period 2007-2009, we will step up our efforts to contain administrative expenses by initiating the second round of internal reorganization. The key actions will focus on centralization of commissions at the Group level, and on further rationalization of general expenses by introducing best practices. As a result, in 2007-2009, domestic general and administrative expenses are expected to increase at roughly the same pace as inflation, on average, each year, while in the wider SEE region, growth in these expenses will be outstripped by the increase in revenues, thereby improving significantly the ratio of general expenses to income.

As regards staff productivity increases, the main actions planned for the coming three-year period will aim at reducing those tasks carried out in the branches that are not associated with sales, and the improved management of human resources. Special emphasis will be placed on training and professional development of staff, while the application of productivity bonuses and performance-related pay will be strengthened, thereby enhancing incentives and rewarding performance.

The Group’s operational efficiency is expected to improve significantly to levels below 44% in 2009, compared with 50.7%, in 2006, boosted mainly by improvements in the cost/income ratio of Finansbank, which is forecasted to fall to below 41% in 2009, from its 2006 level of 45% in 2006.

Effective integration of new acquisitions and the leverage of synergies

The recent acquisitions—particularly Finansbank—have created a new structure for the Group, with a wide diversity of revenue and profitability sources that derive in large part from operations outside Greece. In 2006, more than half of the Group’s branches were located in SEE, while approximately one-fifth of income and a quarter of profits derived from the wider SEE region. According to the targets set out in the Business Plan 2007-2009, about 45% of our profitability in 2009 will be generated outside Greece. The leverage of significant synergies arising from the new Group structure will contribute to growth in this direction, as effective integration into the Group of the recently acquired banks is expected to generate substantial benefits, with the total impact of these synergies on profits before tax anticipated to be in the region of €150 million at the end of 2009. To achieve effective integration of the new members into the Group, it is imperative that a single control and management system is effectively implemented. To this end, substantial work has already been done by means of special projects for the integration of financial reporting, performance management, risk management, corporate governance and regulatory compliance.

Effective management of regulatory capital

Active management of our regulatory capital is being strengthened alongside the changes in strategy and orientation, and the rapid growth in lending, particularly in SEE and Turkey. Accordingly, we sold off a number of our shareholdings in sectors and activities that either did not yield satisfactory returns or were not compatible with our strategy.

Following the sale of our subsidiary Atlantic Bank of New York to New York Community Bank at the end of 2005, we sold our Canadian subsidiary NBG Canada. The sale of these two banks is in line with our strategy to discontinue operations in mature markets where the prospects of further growth are limited and where, in any case, we have only a very small presence. We will continue to withdraw from non-strategic sectors and divest our portfolio of low-yielding assets so as to better utilize the funds we invest, thereby generating benefits for our shareholders.

The creation and maintenance of an environment of international best practice management is essential in order to ensure our compliance with the requirements of the Basel II framework of rules regarding capital adequacy of banks. In the first stage of implementation of Basel II, we saw our regulatory capital affected to only a very small degree. Following the increase in share capital and the acquisitions discussed above (including 99% integration of Finansbank), the Group’s Upper Tier I capital adequacy ratio stood at 8%, 50 basis points above the minimum target of 7.5% set out in the Business Plan 2007-2009.

Growth in operations will be supported by strict and efficient management of the Group’s regulatory capital throughout the three years ahead. Further expansion of the Group through acquisitions will continue to be selective, ensuring desired returns on the capital invested, but will be relatively small-scale in the coming two years. The transformation of the Group into a modern international organization requires further changes at a multitude of levels. The progress already made is particularly important and has laid the foundations for a successful outcome to the Business Plan 2007-2009.

C.   Organizational Structure

Historically, Greek law prohibited banks from engaging directly in financial service activities outside their traditional deposit and loan functions. A remnant of such rules is that Greek banks are prohibited from providing leasing services directly, but may do so through dedicated subsidiaries. Therefore, specialized financial institutions were established in Greece, each for the provision of a particular type of financial service. A Greek bank that sought to provide multiple financial services to its customers would establish several subsidiaries, each a specialized institution within the bank’s integrated group of diverse financial services companies. As a consequence of this historical practice, the Greek financial services sector today is characterized by a group of specialized companies established around a principal bank. National Bank of Greece SA is such a principal bank, around which our consolidated subsidiaries are organized.

Set forth below is a chart indicating the individual companies within the Group.

		Bank’s Participation as at December 31, 2006
Primary Operating Area	Country of incorporation	Direct	Indirect	Total
International banking activities
The South African Bank of Athens Ltd.	South Africa	91.44%	8.06%	99.50%
National Bank of Greece Cyprus Ltd.	Cyprus	100.00%	—	100.00%
Stopanska Banka A.D.	FYROM	71.20%	—	71.20%
United Bulgarian Bank AD	Bulgaria	99.91%	—	99.91%
Banca Romaneasca SA	Romania	88.71%	—	88.71%
Finansbank SA	Turkey	46.00%	—	46.00%
Vojvodjanska Banka a.d. Novi Sad	Serbia	99.43%	—	99.43%
Investment banking and venture capital
NBG Venture Capital S.A.	Greece	—	100.00%	100.00%
NBG Greek Fund Ltd.	Cyprus	100.00%	—	100.00%
ETEBA Emerging Markets Fund Ltd.	Cyprus	100.00%	—	100.00%
ETEBA Estate Fund Ltd.	Cyprus	100.00%	—	100.00%
ETEBA Venture Capital Management S.A.	Cyprus	100.00%	—	100.00%
NBG International	UK	100.00%	—	100.00%
ETEBA Bulgaria A.D. Sofia	Bulgaria	92.00%	8.00%	100.00%
ETEBA Romania S.A.	Romania	100.00%	—	100.00%
Innovative Ventures S.A. (I-Ven)	Greece	—	100.00%	100.00%

Financial Services
National Securities SA.	Greece	100.00%	—	100.00%
Ethniki Kefalaiou S.A.	Greece	100.00%	—	100.00%
Diethniki SA	Greece	81.00%	19.00%	100.00%
National Management and Organization Company SA	Greece	100.00%	—	100.00%
Ethniki Leasing SA	Greece	93.33%	6.67%	100.00%
Ethniki Mutual Fund Management SA	Greece	100.00%	—	100.00%
National Securities Cyprus (Ethnosecurities)	Cyprus	—	100.00%	100.00%
NBGI Inc.	USA	—	100.00%	100.00%
NBGI Private Equity Limited	UK	—	100.00%	100.00%
Interlease A.D. Sofia	Bulgaria	100.00%	—	100.00%
EURIAL Leasing SA	Romania	70.00%	—	70.00%
NBG Luxembourg	Luxembourg	94.67%	5.33%	100.00%
NBG Luxfinance	Luxembourg	94.67%	5.33%	100.00%
NBG International Holding BV	Holland	100.00%	—	100.00%
NBGI Private Equity Funds	UK	—	100.00%	100.00%
Insurance
NBG Bancassurance S.A.	Greece	99.70%	0.30%	100.00%
Ethniki Hellenic General Insurance	Greece	76.74%	—	76.74%
Business consulting
Ethnodata	Greece	98.41%	1.59%	100.00%
NBG Training Center S.A.	Greece	100.00%	—	100.00%
Ethnoplan S.A	Greece	—	100.00%	100.00%
Selected non-banking participations
NBG Management Services	Cyprus	100.00%	—	100.00%
DIONISOS SA	Greece	99.91%	—	99.91%
KADMOS S.A.	Greece	100.00%	—	100.00%
EKTENEPOL Construction Company	Greece	100.00%	—	100.00%
Mortgage, Tourist PROTYPOS S.A.	Greece	100.00%	—	100.00%
GRAND HOTEL SUMMER PALACE S.A.	Greece	100.00%	—	100.00%
Hellenic Tourist Constructions S.A.	Greece	77.76%	—	77.76%
ASTIR PALACE VOULIAGMENIS S.A.	Greece	78.06%	—	78.06%
Ethniki Ktimatikis Ekmetalefsis	Greece	100.00%	—	100.00%

D.   Property, Plants and Equipment

We own approximately 1,800 properties, approximately 1,300 of which are buildings. These properties are, for the most part, held free of encumbrances. Most of our properties are attributable to our branches and offices through which we maintain our customer relationships and administer our operations. Most of our other properties have been acquired as a result of foreclosure on the collateral of defaulted loans. The Bank had disposals in 2006, in connection with the sale of Atlantic Bank of New York and NBG Canada. There are no environmental issues of which we are aware of that may affect the Bank’s utilization of our real estate assets.

The Group’s real estate portfolio was recorded at a cost of €950.6 million as at December 31, 2006, which is recorded in our US GAAP financial statements as “premises and equipment’’. Those of our properties that have been acquired as a result of foreclosure on the collateral of defaulted loans had a book value of €91.9 million as at December 31, 2006, and are recorded as “other assets” in the Group’s U.S. GAAP financial statements. Management believes that the current market value of real estate assets exceeds their book value. We are not always able to realize the full market value of real estate which we are required to or wish to sell because of variations in the property market and legal impediments to the open market sale of such property. However, in order to expedite the process of divesting these non-core assets, we have simplified the auction process and have established a subsidiary, Ethniki Kefalaiou, which acquires from the Bank and our subsidiaries certain real estate assets with the sole purpose of realizing for the Group the value of such assets more efficiently. For more information on the Group’s management of its properties see Item 4.B: “Business Overview Other Financial and Related Services Real Estate Management”.

The table below identifies the Group’s significant real property holdings, taking into account the book value under IFRS which approximates market values, as at December 31, 2006:

Address		Type of Property	Use	Area	As at December 31, 2006 Book Value per IFRS
					(€ in thousands)
1.	Mikro Kavouri, Vouliagmeni	Land and multistory hotels	Hotels	57,000 m2 on a site of 192,622 m2	161,035
2.	Drapetsona	Land	—	254,142 m2	120,303
3.	Magoula Attiki	Land and warehouses	Warehousing	105,783 m2 on a site of 1,063,000 m2	110,435
4.	Dionysos	Land	—	410,956 m2	90,000
5.	103-105 Syggrou Ave	Multi-story building	Administrative services	67,634 m2 on a site of 9,057 m2	87,761
6.	86 Eolou & 6-8-10-12 Sophocleous Str.	Block of multi-story buildings, listed on historical register	Head office Administrative services Leased to Athens Stock Exchange	33,887 m2 on a site of 9,687 m2	67,618
7.	4 Korai Str. and 32 Stadiou Str., Athens	Building	Administrative services	13,967 m2 on a site of 2,155 m2	60,953
8.	Varibobi	Land	—	1,600,000 m2	25,412
9.	Büyükdere Caddesi No: 129 Esentepe- İstanbul	Building	Head office	16,997 m2	23,617
10.	38 Stadiou Str., Athens	Multi-story building, listed on historical register	Branch & administrative services	8,820 m2 on a site of 1,700 m2	20,415
11.	8 Kar. Serbias, Athens	Multi-story building	Administrative services	6,045 m2 on a site of 938 m2	15,707
12.	6 Aristotelous Square and 5 Ploutarchou, Thessaloniki	Multi-story building	Administrative services	5,759 m2 on a site of 879 m2	13,839
13.	Akti Miaouli, Rhodes	Multi-story building	Hotel	33,707 m2 on a site of 20,040 m2	11,328

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

Average Balances and Interest Rates

The following table sets forth the average balances of our assets and liabilities for the years ended December 31, 2004 , 2005 and 2006, from our continuing operations and, for interest-earning assets and interest-bearing liabilities, provides the amount of interest earned or paid and the average rate of such interest for such asset or liability, as applicable. The table below has been calculated on the basis of average monthly balances.

	Year ended December 31,
	2004			2005			2006(4)
	Average Balance	Interest	Average Rate %	Average Balance	Interest	Average Rate %	Average Balance	Interest	Average Rate %
	(EUR in thousands, except percentages)
Assets:
Cash and due from banks	578,658	—	—	1,088,639	—	—	1,084,471	—
Deposits with central bank	857,169	19,769	2.31%	1,105,306	18,385	1.66%	1,974,494	37,648	1.91%
Securities purchased under agreements to resell	5,680,881	116,153	2.04%	5,306,778	108,673	2.05%	4,109,676	111,378	2.71%
Interest bearing deposits with banks	5,941,230	117,452	1.98%	6,168,075	181,222	2.94%	6,495,183	285,920	4.40%
Money market investments	148,422	5,504	3.71%	169,609	8,322	4.91%	326,808	13,558	4.15%
Trading assets:
Debt equity and derivative instruments	12,646,364	404,999	3.20%	10,876,887	374,868	3.45%	12,676,584	480,902	3.79%
Securities:
Available-for-sale, at fair value	1,895,086	76,074	4.01%	2,554,146	92,843	3.63%	3,308,857	185,003	5.59%
Held to maturity				34,180	1,953	5.71%	1,021	—	—
Loans	24,159,015	1,315,110	5.44%	30,202,848	1,591,972	5.27%	35,558,111	2,373,241	6.67%
Less: Allowance for loan losses	(1,052,778)	—	—	(1,108,195)	—	—	(1,026,293)	—	—
Net loans	23,106,237	—	—	29,094,653	—	—	34,531,818	—	—
Intangible assets	205,434	—	—	181,730	—	—	1,073,603	—	—
Premises and equipments, net	856,969	—	—	785,258	—	—	729,184	—	—
Customer’s liability on acceptances	591	—	—	108	—	—	—	—	—
Accrued Interest receivable	506,128	—	—	601,233	—	—	492,963	—	—
Other assets	3,450,078	19,555	0.57%	1,348,812	12,150	0.90%	2,150,550	15,124	0.70%
Total Assets	55,873,247	2,074,616	3.71%	59,315,414	2,390,388	4.03%	68,955,212	3,502,774	5.08%
Liabilities:
Deposits	41,186,301	454,460	1.10%	44,960,606	598,705	1.33%	53,156,593	1,105,197	2.08%
Central bank borrowings	4,726	677	14.33%	332	40	12.05%	304	42	13.80%
Securities sold under agreements to repurchase	7,768,604	153,962	1.98%	6,812,404	141,889	2.08%	4,040,408	126,903	3.14%
Other borrowed funds	57,815	3,349	5.79%	129,073	4,595	3.56%	942,778	18,992	2.01%
Acceptances outstanding	591	—	—	108	—	—	—	—	—
Accounts payable, accrued expenses and other Liabilities	2,666,219	4,753	0.18%	2,627,216	4,652	0.18%	1,855,238	6,840	0.37%
Long-term debt	1,257,273	44,706	3.56%	2,021,215	87,240	4.32%	2,742,203	144,445	5.27%
Total Liabilities	52,941,529	661,907	1.25%	56,550,954	837,121	1.48%	62,737,524	1,402,419	2.25%

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

(4)             2006 average balances were affected by our acquisition of Finansbank SA in August  2006 and Vojvodjanska Banka in December 2006.

Analysis of Changes in Net Interest Income and Interest Expense—Volume and Rate Analysis

The following tables analyze the change in our net interest income attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective interest rates for the periods presented from our continuing operations. Amounts due to changes in volume have been calculated by multiplying the change in volume during the year times the average rate for the preceding year. Amounts due to changes in rates have been calculated by multiplying the change in the current year average rate times the volume of the current year. The net change attributable to changes in both volume and rate has been allocated proportionately to the change due to average volume and the change due to average rate. The changes are calculated on the basis of the monthly average balance sheets set forth in the preceding table.

	2005 vs. 2006
	Total interest	Due to change in	Due to change in
	change	volume	interest rate
	(EUR in thousands)
ASSETS
Cash and due from banks and deposits with central bank	19,263	14,457	4,806
Securities purchased under agreements to resell	2,705	(24,514)	27,219
Interest bearing deposits with banks	104,698	9,611	95,087
Money market investments	5,236	7,713	(2,477)
Trading assets	106,034	62,026	44,008
Available-for-sale securities, at fair value	92,160	27,434	64,726
Held to maturity	(1,953)	(1,895)	(58)
Loans	781,269	282,272	498,997
Other assets	2,974	7,222	(4,248)
Total Assets	1,112,386	384,326	728,060
LIABILITIES
Deposits	506,492	109,139	397,353
Central bank borrowings	2	(3)	5
Securities sold under agreements to repurchase	(14,986)	(57,735)	42,749
Other borrowed funds	14,397	15,744	(1,347)
Accounts payable, accrued expenses and other liabilities	2,188	(1,367)	3,555
Long-term debt	57,205	31,119	26,086
Total Liabilities	565,298	96,897	468,401

	2004 vs. 2005
	Total interest	Due to change in	Due to change in
	change	volume	interest rate
	(EUR in thousands)
ASSETS
Cash and due from banks and deposits with central bank	(1,384)	10,438	(11,822)
Federal funds sold and securities purchased under agreements to resell	(7,480)	(7,649)	169
Interest bearing deposits with banks	63,770	4,484	59,286
Money market investments	2,818	786	2,032
Trading assets	(30,131)	(56,667)	26,536
Available-for-sale securities, at fair value	16,769	26,456	(9,687)
Held to maturity	1,953	—	1,953
Loans	276,862	329,000	(52,138)
Other assets	(7,405)	(11,910)	4,505
Total Assets	315,772	294,938	20,834
LIABILITIES
Deposits	144,245	41,647	102,598
Central bank borrowings	(637)	(629)	(8)
Securities sold under agreements to repurchase	(12,073)	(18,950)	6,877
Other borrowed funds	1,246	4,128	(2,882)
Accounts payable, accrued expenses and other liabilities	(101)	(70)	(31)
Long-term debt	42,534	27,164	15,370
Total Liabilities	175,214	53,290	121,924

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

	Year ended December 31,
	2004	2005	2006
	(EUR in thousands, except percentages)
Average interest earning assets	53,725,467	56,658,446	65,573,970
Interest income from continuing operations	2,074,616	2,390,388	3,502,774
Average interest bearing liabilities	50,274,719	53,923,630	62,366,071
Interest expense from continuing operations	661,907	837,121	1,402,419
Net interest income from continuing operations	1,412,709	1,553,267	2,100,355
Net interest margin(1)	2.63%	2.74%	3.20%

(1)             Net interest margin represents net interest income divided by average interest earning assets.

Return on Equity and Assets

The following table presents certain selected financial information and ratios for the Group for the periods indicated from continuing operations.

	Year ended December 31,
	2004	2005	2006
	(EUR in thousands, except percentages)
Net interest income from continuing operations	1,412,709	1,553,267	2,100,355
Net income	178,788	526,911	799,877
Average total assets	55,873,247	59,315,414	68,955,212
Average shareholders’ equity(1)	1,483,507	1,975,003	4,006,003
Net interest income from continuing operations as a percent of:
Average total assets	2.53%	2.62%	3.05%
Average shareholders’ equity(1)	95.23%	78.65%	52.43%
Net income as a percent of:
Average total assets	0.32%	0.89%	1.16%
Average shareholders’ equity(1)	12.05%	26.68%	19.97%

(1)             Average shareholders’ equity is calculated as the arithmetical average of shareholders’ equity at the beginning of the year and the end of the year.

Assets

Investment Portfolio

At December 31, 2006, the Group’s investment securities had a carrying value of € 16,837.2 million, representing 22.22% of the Group’s total assets. Greek Treasury bonds and other Greek Government or Government-guaranteed securities accounted for €7,847.7 million, or 46.6% of the Group’s investment securities. In preparing its U.S. GAAP Financial Statements, the Group classified its securities as required by U.S. GAAP according to the following categories: trading securities, securities available-for-sale and securities held to maturity.

The Bank has the largest portfolio of Greek Government bonds among Greek banks, which is attributable to the Bank’s position as the leading primary dealer (in terms of volume and liquidity) of Greek risk, according to statistics published by the Bank of Greece.

The Group’s equity portfolio stems largely from investment activities on the ATHEX as well as equities taken in loan foreclosure and workout situations from the past. As part of our aim to restructure and reorganize our operations, the Group has been strategically divesting our holdings in non-core businesses. In 2002, we made no material disposals due to unfavorable market conditions. In 2003, we had revenues of €32.4 million by disposing of equity securities (mainly from our equity participations in AGET and HELEX). In 2004, we had revenues of approximately €25 million of which €12.5 million represented the disposal of our equity investment in OTEnet, approximately €7 million represented the disposal of our equity investment in the Central Securities Depository and disposals of approximately €5.5 million were made in cement, leasing, security and salt works. The above disposals resulted in gains of approximately €16 million. In 2005, we had revenues of €31.6 million from ELTEX, Hellascom, Lykos Paperless Solutions SA and Eviop Tempo SA. In 2006 we had revenues of €369.8 million, of which US$388.4 million represented the disposal of our investment in Atlantic Bank of New York, CAD 71.3 million was derived from the disposal of our investment in NBG Canada, €6.5 million from the disposal of our equity investment in ASTIR Alexandroupolis AXE, €2.5 million from the disposal of AGRIS and €0.8 million from other disposals. For more information on the Group’s divestitures see ITEM 4A: “History and Development on the Company”.

The following table sets forth the cost and fair value of each type of the Group’s debt and equity assets held for trading at December 31, 2004 , 2005 and 2006:

	Year ended December 31,
	2004		2005		2006
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(EUR in thousands)
Trading Account Securities
Greek government bonds	9,144,317	9,151,169	7,492,983	7,515,278	6,732,569	6,661,754
Certificates of deposit, banker’s acceptances and commercial paper	234,037	235,948	63,576	63,409	—	—
Debt securities issued by other governments and public entities	197,126	197,941	459,850	458,908	111,073	110,724
Debt securities issued by foreign financial institutions	142,167	146,039	122,097	122,809	38,280	38,264
Debt securities issued by Greek financial institutions incorporated in Greece	127,797	128,660	120,040	120,862	104,873	104,056
Equity securities issued by companies incorporated in Greece	229,232	170,881	184,273	215,002	61,512	74,546
Equity securities issued by foreign companies	12,261	12,609	15,321	18,519	16,740	17,364
Other	499,145	512,288	44,452	43,875	368,618	367,499
Total	10,586,082	10,555,535	8,502,592	8,558,662	7,433,665	7,374,207
Financial instruments marked to market through the profit and loss	—	—	5,206,898	5,104,757	5,415,700	5,307,946

The following table sets forth the amortized cost and fair value as well as gross unrealized gains and losses of each type of the Group’s available-for-sale and held-to-maturity securities at December 31, 2004 , 2005 and 2006:

	Year ended December 31,
	2004				2005				2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(EUR in thousands)
Available-for-sale securities
Greek government bonds	1,024,161	67,970	(571)	1,091,560	962,800	22,008	(11,371)	973,437	1,225,985	535	(40,613)	1,185,907
Mortgage-backed securities	22,005	366	—	22,371	—	—	—	—	—	—	—	—
Collateralized mortgage obligations	724,587	457	(8,751)	716,293	—	—	—	—	—	—	—	—
Debt securities issued by other governments and public entities	397,627	16,941	(884)	413,684	482,246	22,227	(14,138)	490,335	1,626,818	24,416	(33,158)	1,618,076
Corporate debt securities issued by companies incorporated in Greece	292,515	2,699	(1,460)	293,754	245,875	5,166	(556)	250,485	133,106	144	(2,314)	130,936
Corporate debt securities issued by companies incorporated outside Greece	476,647	4,989	(3,420)	478,216	350,941	5,404	(13,207)	343,138	411,038	4,704	(13,316)	402,426
Equity securities issued by companies incorporated in Greece	153,401	12,959	(564)	165,796	119,433	36,476	(1,842)	154,067	213,953	44,941	(4,404)	254,490
Equity securities issued by companies incorporated outside Greece	18,897	280	(78)	19,099	7,591	2,020	(2)	9,609	33,926	36,280	(381)	69,825
Mutual fund units	338,062	10,140	(594)	347,608	374,159	12,087	(308)	385,938	470,387	23,991	(972)	493,406
Total available-for-sale securities	3,447,902	116,801	(16,322)	3,548,381	2,543,045	105,388	(41,424)	2,607,009	4,115,213	135,011	(95,158)	4,155,066
Held to maturity securities	—	—	—	—	20,867	—	—	20,867	—	—	—	—

The following table sets forth the book value of the Group’s securities by maturity at December 31, 2006:

	Year ended December 31, 2006
	Within one year or less			After one year through five years			After five years through ten years			After ten years
	Amor- tized Cost	Weigh- ted average yield	Fair Value	Amor- tized Cost	Weigh- ted average yield	Fair Value	Amor- tized Cost	Weigh- ted average yield	Fair Value	Amor- tized Cost	Weigh- ted average yield	Fair Value
	(EUR in thousands, except percentages)
Trading account securities:
Greek government and agencies	216.276	3.73%	215,370	2,953,969	3.92%	2,902,380	1,518,986	3.98%	1,506,000	2,043,338	3.55%	2,038,004
Debt securities issued by other governments and public entities	29.276	2.81%	29,320	24,634	6.01%	24,241	42,118	5.19%	41,713	15,045	6.39%	15,450
Debt securities issued by Greek financial institutions	3.071	3.50%	3,071	37,168	3.86%	37,148	64,067	4.62%	63,305	567	7.62%	532
Debt securities issued by foreign financial institutions	—	—	—	13,515	5.54%	13,458	14,477	3.88%	14,477	10,288	3.78%	10,329
Corporate debt securities issued by Greek companies	54.509	3.18%	54,517	50,388	3.82%	50,534	135,235	4.56%	134,705	—	—	—
Corporate debt securities issued by foreign companies	—	—	—	94,577	2.66%	93,243	12,798	—	12,990	—	—	—
Financial instruments marked to market through Profit and Loss	—	—	—	—	—	—	—	—	—	5,415,700	3.97%	5,307,946
Total trading account securities	303.132	3.54%	302,278	3,174,251	3.90%	3,121,004	1,787,681	4.05%	1,773,190	7,484,938	3,86%	7,372,261
Available-for-sale securities:
Greek government and agencies	43,201	5.38%	43,188	482,152	4.01%	474,527	408,218	3.95%	392,130	292,414	3.57%	276,062
Debt securities issued by other governments and public entities	85,846	12.94%	83,850	1,086,085	16.85%	1,080,736	391,362	4.51%	374,958	63,523	4.24%	78,532
Corporate debt securities issued by companies incorporated in Greece	13,931	5.69%	13,974	116,175	4.41%	113,962	3,000	5.00%	3,000	—	—	—
Corporate debt securities issued by companies incorporated outside Greece	128,676	4.81%	129,172	92,518	4.86%	93,036	86,320	3.55%	89,196	103,524	6.62%	91,022
Other	—	—	—	—	—	—	—	—	—	—	—	—
Total available-for-sale securities	271,654	7.51%	270,184	1,776,930	11.93%	1,762,261	888,900	4.16%	859,284	459,461	4.35%	445,616
Held to maturity securities	—	—	—	—	—	—	—	—	—	—	—	—

The Group holds a significant amount of Government securities. This investment in Government securities (mostly government bonds and treasury bills) slightly exceeds the Group’s shareholders’ equity. The market value of Government securities held by the Group (which includes securities held in our trading and available-for-sale portfolios) at December 31, 2006 was €7,847.6 million.

Loan Portfolio

The Group’s loan portfolio has grown steadily in recent years in line with increased demand for credit generally in Greece and the other markets in which the Group operates. At December 31, 2006, the amount of the Group’s total outstanding loans and advances to customers net of allowances for loan losses equaled €42,532.1 million. The Group’s loan portfolio consists of approximately 50% retail and 50% commercial loans. See Note 15 to the U.S. GAAP Financial Statements. Approximately 74% of the Group’s loan portfolio was to Greek residents as at December 31, 2006. Most of the Group’s loans are in the form of credit lines with short maturities.

Loans by Type of Customer.   The Group offers a wide range of credit instruments to domestic and foreign businesses and State-related entities and individuals, including letters of credit and long-term and short-term loans.

The following table provides details of loans to customers made by the Group, classified by type of loan, the borrower’s principal economic activity, as well as the breakdown of domestic and foreign loans at December 31, 2002, 2003, 2004, 2005 and 2006. Amounts below are presented based on U.S. GAAP financial data.

	Year ended December 31,
	2002	2003	2004	2005	2006
	(EUR in thousands)
Greek residents:
Consumer:
Residential mortgages	5,559,819	6,793,804	8,600,893	11,114,211	13,318,430
Credit card	1,030,071	1,220,799	1,416,847	1,468,940	1,505,203
Auto financings	283,344	306,195	354,170	323,918	250,747
Other consumers	957,020	1,306,133	1,841,913	2,253,248	2,957,806
Total	7,830,254	9,626,931	12,213,823	15,160,317	18,032,186
Commercial:
Industry and mining	1,992,235	2,098,065	2,876,421	2,488,629	2,640,360
Small-scale industry	685,704	715,106	809,999	854,807	1,027,183
Trade	2,322,891	2,468,250	2,922,831	3,184,510	4,079,807
Construction	228,986	364,903	440,347	421,072	556,814
Tourism	291,207	306,722	266,041	265,026	261,679
Shipping and transportation	856,660	806,961	863,455	914,747	1,047,846
Commercial mortgages	100,636	133,596	282,219	388,377	530,229
Public sector	2,186,293	1,478,400	1,069,869	1,460,697	1,465,205
Other	704,155	1,048,274	1,231,666	1,695,737	2,507,644
Total	9,368,767	9,420,277	10,762,848	11,673,602	14,116,767
Total Greek residents loans	17,199,021	19,047,208	22,976,671	26,833,919	32,148,953
Unearned income	—	—	—	7,130	25,097
Loans net of unearned income	17,199,021	19,047,208	22,976,671	26,841,049	32,174,050

	Year ended December 31,
	2002	2003	2004	2005	2006
	(EUR in thousands)
Foreign:
Consumer:
Residential mortgages	258,603	263,964	361,601	358,129	1,559,995
Credit card	16,669	20,546	39,285	67,048	991,816
Auto financings	10,930	16,735	17,543	36,149	263,342
Other consumers	244,196	267,159	402,290	618,955	1,202,391
Total	530,398	568,404	820,719	1,080,281	4,017,544
Commercial:
Industry and mining	869,188	890,675	1,350,708	430,807	842,849
Small-scale industry	41,488	88,118	151,313	195,662	867,621
Trade	468,406	618,837	734,183	668,427	989,898
Construction	189,243	267,510	355,785	405,887	878,824
Tourism	71,598	101,591	118,033	126,485	327,866
Shipping and transportation	204,234	226,543	328,713	379,265	638,039
Commercial mortgages	647,306	631,668	136,732	42,852	113,982
Public sector	32,198	45,694	15,572	12,309	4,695
Other	385,048	452,381	201,260	503,782	3,023,958
Total	2,908,709	3,323,017	3,392,299	2,765,476	7,687,732
Total foreign loans	3,439,107	3,891,421	4,213,018	3,845,757	11,705,276
Unearned income	(6,803)	(5,589)	(14,284)	(12,633)	(122,483)
Loans net of unearned income	3,432,304	3,885,832	4,198,734	3,833,124	11,582,793
Total loans net of unearned income	20,631,325	22,933,040	27,175,405	30,674,173	43,756,843
Less: Allowance for loan losses	(1,011,145)	(1,047,493)	(1,115,212)	(1,092,545)	(1,224,757)
Total net loans	19,620,180	21,885,547	26,060,193	29,581,628	42,532,086

A brief description of the type of loan classifications included in the above analysis is as follows.

Residential mortgages consist primarily of fixed and floating rate loans first collateralized by interests in owner-occupied dwellings including single family homes and condominiums. These loans are nearly all secured by pre-notation (“prosimiosi”) which is less expensive and easier to record than mortgages. See, below in this Item 4.E, “—Credit Quality—Risk Management—Loan Approval Process”.

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

The following table provides details of loans to customers made by the Group by maturity, classified by type of loan, the borrower’s principal economic activity, as well as the breakdown of domestic and foreign loans as at December 31, 2006. Amounts below are presented based on U.S. GAAP financial data.

	Year ended December 31, 2006
	Within one year or less	After one year through five years	After five years	Total
	(EUR in thousands)
Greek Residents
Consumer:
Residential mortgages	1,036,555	2,796,150	9,485,725	13,318,430
Credit card	1,505,203	—	—	1,505,203
Auto financing	25,183	190,569	34,995	250,747
Other consumers	1,209,594	1,587,266	160,946	2,957,806
Total	3,776,535	4,573,985	9,681,666	18,032,186
Commercial:
Industry and mining	1,274,551	1,078,224	287,585	2,640,360
Small-scale industry	699,323	203,002	124,858	1,027,183
Trade	2,437,790	1,248,584	393,433	4,079,807
Construction	302,586	136,171	118,057	556,814
Tourism	156,450	(326)	105,555	261,679
Shipping and transportation	165,796	484,836	397,214	1,047,846
Commercial mortgages	2,918	18,807	508,504	530,229
Public sector	343,273	716,550	405,382	1,465,205
Other	1,884,878	538,554	84,212	2,507,644
Total	7,267,565	4,424,402	2,424,800	14,116,767
Total Greek residents loans	11,044,100	8,998,387	12,106,466	32,148,953
Foreign:
Consumer:
Residential mortgages	237,048	646,459	676,488	1,559,995
Credit card	953,117	1,255	37,444	991,816
Auto financing	129,184	118,455	15,703	263,342
Other consumers	421,958	496,643	283,790	1,202,391
Total	1,741,307	1,262,812	1,013,425	4,017,544
Commercial:
Industry and mining	412,288	307,067	123,494	842,849
Small-scale industry	597,914	210,036	59,671	867,621
Trade	617,153	244,136	128,609	989,898
Construction	429,244	210,895	238,685	878,824
Tourism	170,558	89,313	67,995	327,866
Shipping and transportation	344,310	251,815	41,914	638,039
Commercial mortgages	5,398	84,786	23,798	113,982
Public sector	950	2,273	1,472	4,695
Other	1,689,553	845,457	488,948	3,023,958
Total	4,267,368	2,245,778	1,174,586	7,687,732
Total foreign loans	6,008,675	3,508,590	2,188,011	11,705,276
Unearned income	(58,845)	(39,836)	1,295	(97,386)
Loans, net of unearned income	16,993,930	12,467,141	14,295,772	43,756,843
Less: Allowance for loan losses	(927,479)	(17,548)	(279,730)	(1,224,757)
Total net loans	16,066,451	12,449,593	14,016,042	42,532,086

Of the Group’s loans outstanding at December 31, 2006 that are due after one year, €8,678 million had fixed interest rates while €18,004 million had floating interest rates.

Foreign Country Outstanding Loans

The Group’s foreign country outstanding loans, representing specific country risk, are extended primarily by the Group’s foreign branches and banking subsidiaries. The Bank’s Greek and London operations also provide loans customarily made in US dollars to the shipping industry, as well as loans denominated in other currencies as requested by customers. The Group’s most significant exposure to foreign countries for the year ended December 31, 2004 were to the United States, the United Kingdom, France, Cyprus and Bulgaria; for the year ended December 31, 2005 to United States, the United Kingdom, Cyprus, FYROM, Romania and Bulgaria; and for the year ended December 31, 2006 to Turkey, Cyprus, Bulgaria and Romania. These foreign country outstanding loans represent additional economic and political risks. For additional information on the macroeconomic and political risks from operating in Turkey, as well as for the risks of conducting significant international activities and expanding in emerging markets, see Item 3.D “Risk Factors”.

The tables below show the amount of foreign country outstandings at December 31, 2004, 2005 and 2006 in each foreign country where such outstandings exceed 1% of the Group’s total assets.

	At December 31, 2004
	Country
	United States	United Kingdom	Germany	Cyprus	France	Bulgaria
	(EUR in thousands)
Loans	983,507	197,167	136,901	861,205	12,851	862,102
Interest bearing deposits with banks	103,517	548,410	85,727	542	149,487	31,764
Other interest bearing investments	1,193,714	1,702,157	457,882	49,869	952,978	10,209
Other monetary assets	313,986	197,447	57,548	170,110	41,030	450,881
Total	2,594,724	2,645,181	738,058	1,081,726	1,156,346	1,354,956

	At December 31, 2005
	Country
	United States	Cyprus	Bulgaria	Romania
	(EUR in thousands)
Loans	1,078,911	886,620	1,192,982	441,630
Interest bearing deposits with banks	19,625	83,695	82,900	17,881
Other interest hearing investments	1,069,147	65,279	88,508	24,848
Other monetary assets	107,633	56,268	257,758	169,589
Total	2,275,316	1,091,862	1,622,148	653,948

	At December 31, 2006
	Country
	United Kingdom	Serbia	Turkey	Bulgaria	Romania	Cyprus
	(EUR in thousands)
Loans	207,409	373,065	6,876,897	1,740,493	776,350	768,824
Interest bearing deposits with banks	343,145	95,067	224,746	46,452	62,432	107,342
Other interest bearing investments	300,399	112,262	1,307,310	104,330	21,980	78,377
Other monetary assets	23,446	239,948	858,055	388,455	290,756	69,839
Total	874,399	820,342	9,267,008	2,279,730	1,151.518	1,024,382

The table below shows the amount of foreign outstandings (in EUR thousands) by type of borrower for countries where the Group’s exposure exceeded 1% of total assets at December 31, 2004, 2005 and 2006.

	Year ended December 31, 2004
	Country
	United States	Cyprus	Bulgaria	United Kingdom	Germany	France
	(EUR in thousands)
Consumer:
Residential mortgages	40,659	38,815	100,316	157	—	—
Credit card	113	5,593	17,546	—	—	—
Auto financing	—	11,428	4,367	—	—	—
Other consumers	2,694	77,157	181,553	927	7,309	192
Total	43,466	132,993	303,782	1,084	7,309	192
Commercial:
Industry and mining	918,789	105,528	58,357	32,115	48,965	—
Small-scale industry	—	—	115,614	—	17	7,349
Trade	—	296,684	239,540	1,027	25,706	196
Construction	16,407	128,840	29,625	59,656	47,808	5,024
Tourism	—	75,569	34,810	—	2,149	—
Shipping and transportation	—	118,957	28,846	32,452	386	90
Mortgages	—	—	—	—	—	—
Public sector	—	164	1,268	—	—	—
Other	4,845	2,470	50,260	70,833	4,561	—
Total	940,041	728,212	558,320	196,083	129,592	12,659
Total loans	983,507	861,205	862,102	197,167	136,901	12,851

	Year ended December 31, 2005
	Country
	United States	Cyprus	Bulgaria	Romania
	(EUR in thousands)
Consumer:
Residential mortgages	42,997	50,809	188,341	30,548
Credit card	134	5,670	41,966	4,812
Auto financing	—	8,677	5,714	15,459
Other consumers	2,672	67,436	234,000	137,809
Total	45,803	132,592	470,021	188,628
Commercial:
Industry and mining	357,983	97,670	87,225	67,629
Small-scale industry	—	—	189,548	3,574
Trade	—	285,059	188,142	68,845
Construction	46,979	105,249	106,308	29,504
Tourism	—	64,431	56,447	1,561
Shipping and transportation	—	157,344	37,064	7,517
Mortgages	619,632	—	—	20,067
Public sector	—	2,692	1,212	—
Other	8,514	41,583	57,015	54,305
Total	1,033,108	754,028	722,961	253,002
Total loans	1,078,911	886,620	1,192,982	441,630

	Year ended December 31, 2006
	Country
	Turkey	Bulgaria	Romania	Cyprus	Serbia	United Kingdom
	(EUR in thousands)
Consumer:
Residential mortgages	1,005,901	296,295	65,476	69,547	19,052	191
Credit card	888,262	60,128	8,165	5,651	11,424	5
Auto financing	217,357	4,975	13,014	7,458	10,087	11
Other consumers	263,174	350,093	257,342	48,481	148,566	481
Total	2,374,694	711,491	343,997	131,137	189,129	688
Commercial:
Industry and mining	273,538	135,829	103,958	91,635	47,855	14,983
Small-scale industry	605,063	217,769	7,346	—	31,353	—
Trade	203,091	265,403	113,392	265,112	44,762	8,939
Construction	378,892	177,934	52,007	105,351	8,806	109,212
Tourism	217,458	52,772	4,348	47,544	1,694	—
Shipping and transportation	339,159	52,670	10,453	125,823	9,380	37,686
Mortgages	9	29,977	21,339	—	—	20,561
Public sector	—	807	—	1,207	—	—
Other	2,484,993	95,841	119,510	1,015	40,086	15,340
Total	4,502,203	1,029,002	432,353	637,687	183,936	206,721
Total loans	6,876,897	1,740,493	776,350	768,824	373,065	207,409

Credit Quality

Risk Management—Loan Approval Process

The discussion below relates to the Bank and our banking subsidiaries, Finansbank, Vojvodjanska, the South African Bank of Athens, UBB, Stopanska Banka, NBG Cyprus and Banca Romaneasca.

The Bank.   The Bank has established a centralized credit approval process, which is governed by the Credit Policy for the Corporate Banking Portfolio (the “Credit Policy”). The Corporate Banking Portfolio includes all corporate customers with an annual turnover exceeding €2.5 million. Credit Policy addresses core credit policies and procedures for identifying, measuring, approving and reporting credit risk. To this end, it includes a set of rules related to the extensions of credit and the granting of approval authority.

Credit extensions are based on Credit Proposals, which are prepared by the Corporate Banking Business Divisions and submitted for approval as appropriate. The approval level primarily depends on the total amount of proposed facilities, tenor, the classification of the obligor and the sector. All credit extensions are subject to the approval of authorized Credit Division members or the Group Chief Risk Officer.

There are eleven levels of credit approval authority as follows:

Levels 11-5: For credit facilities up to €12 million, the approval authority is granted to a combination of Corporate Banking Business Divisions and Credit Division officers.

Level 4: For credit facilities over €12 million and up to €20 million, the approval authority is granted to the Assistant General Manager of Corporate and Investment Banking and the Credit Division Manager.

Level 3: For credit facilities over €20 million and up to €80 million, the approval authority is granted to the Bank’s Credit Committee—“Level A”. Members of this Committee are the Assistant General Manager of Corporate and Investment Banking, the Corporate Banking Business Division Managers and the Credit Division Manager.

Level 2: For credit facilities over €80 million and up to €200 million, approval authority is granted to the Bank’s Credit Committee—“Level B”. The members of this Committee are the General Manager of Corporate and Investment Banking, the Group Chief Risk Officer, and the members of the Credit Committee—”Level A”.

Level 1: For credit facilities over €200 million, approval authority is granted to the Bank’s Executive Committee, the members of which are appointed by the Board of Directors.

Mortgage Loans

The underwriting process is centralized under the Mortgage Credit Division. All mortgage applications are rated using a bespoke application scorecard. Centralized underwriting ensures segregation of duties and uniform enforcement of underwriting standards. Loan security is typically in the form of a Mortgage Pre-notation on a property for 120% of the loan amount. Pre-notation is easily converted into a full mortgage following a non-appeal able court order or decision, which may be obtained at the request of the Bank in the event of default.

Maximum loan amount usually does not exceed 75% of the asset’s market value, but this may infrequently evolve up to 100% according to various factors and specific circumstances, which deal with the applicant’s credit profile, type of ownership, location of the asset, type of the financed property etc.

Mortgage applications of up to €200,000 have to be approved by a Section Supervisor. Applications of up to €300,000 have to be approved by a Head of Department. Applications of up to €500,000 have to be approved by a Deputy Division Manager, and applications between €500,001 and €1,000,000 must be approved by the Division Manager. Mortgage loan applications between €1,000,001 and €2,000,000 are submitted for joint approval by the General Manager for Retail Banking and the Retail Credit Manager. Loans in excess of €2,000,000 have to be approved by the Deputy CEO and the CRO. Moreover, the Section Supervisor can exceed 75% of the Loan to Value ratio (“LTV”) only for loans up to €150,000 and the Head of Department for loans up to €250,000.

The Bank may, at our discretion, permit the transfer of a mortgage on condition that the transferee agrees to assume all obligations arising from the original mortgage contract, and provided that the transferee’s income and credit profile have been screened and approved by the Mortgage Credit Division.

Loan approval criteria include the applicants’ income, the sources of such income, employment history, and the applicant’s payment-to-income ratio (PTI). PTI does not normally exceed the threshold of 40%, in compliance with the Bank of Greece’s recommendation. Moreover, loan approval takes into account the applicant’s former relation with the Bank (e.g. deposits, private banking), as well as the value of collateral. Further, a large proportion of our mortgage portfolio, approximately 38%, is either guaranteed or subsidized by the Greek Government, further improving the overall risk profile of the Bank.

Qualified appraisers, both in-house and outsourced, are completely independent from the underwriting process and carry out collateral valuation. In doing so, they have to take into account the “objective value system”, specifying the value of each individual property for tax purposes and covering most of the country. The “objective value” of the property is normally lower than its market value and as such is a useful benchmark for the appraiser, serving as an indication of the minimum asking price for the asset.

Consumer Loans

For personal loans and credit cards, the credit approval process is centralized and is carried out through the use of bespoke credit scorecards, developed on the basis of historical data. These are used for the review of applications to ensure effective and accurate decision-making. Sophisticated statistical methods are subsequently implemented to determine pricing and risk/return ratios.

The Group Risk Management Division (“GRMD”) produces, among other reports, vintage analyses by period of disbursement, issuing channel, and product type for various delinquency definitions, thus continuously ensuring strict monitoring of the scorecards’ efficiency and separation power. Exposures are pooled by application score and delinquency bucket to produce estimates of default probabilities. Consumer loans are generally not collateralized, with the exception of car loans.

Lending to SMEs

The SME division has created small business credit centers in Athens, Thessaloniki and Patras in order to standardize lending criteria. These credit centers are staffed by lending teams under the supervision of a team leader. Credit underwriters use a decision support model to assist in their credit decisions when reviewing and making credit decisions on applications forwarded by branches. An internal rating model has recently been developed for the credit evaluation of loan requests. This model is expected to further improve the quality and reduce the time required for the credit granting process. The Athens, Thessaloniki and Patras credit centers handle all of the Bank’s credit applications, whether coming from entrepreneurs or SMEs.

The credit policies are communicated throughout the Bank by way of credit manuals and circulars, supplemented by bulletins and local directives on particular issues. The Bank has developed and implemented a credit manual for each of the above retail portfolios, following best banking practices. The credit manual is periodically revised.

The credit-granting processes and procedures are centralized. The rationale behind this organizational structure is three-fold:

•       To ensure the correct application of credit policy;

•       effectively channel the applications through the business pipeline, thus speeding up the decision-making process, while ensuring accuracy and consistency; and

•       effectively monitor the client information input process.

Finally, through the development of portfolio models, our Risk Management Division is able to calculate, evaluate and monitor expected and unexpected losses for all portfolio asset classes and segments.

Finansbank.   The credit approval system is managed by the Credits Department.

Finansbank’s Credits Department consists of the following groups and unit:

•       Corporate and Commercial Loan Approval Group

•       SME Loan Approval Group

•       Financial Analysis and Inquiry Group

•       Credit Follow-up and Scoring Group

•       Non-Performing Loans Group

•       Expertise Unit

The Credits Department approves loans in compliance with the applicable regulations within the framework of its own policy and principles.  The department conducts necessary intelligence and financial analysis procedures to verify whether the customer is creditworthy. It makes every effort to ensure safe return of the loan through receipt of a proper security compliant with the terms and conditions set forth in the written internal procedures about credits and collaterals.

Finansbank’s Board of Directors has the right to grant loans within the limits set by Turkish Banking Law. Finansbank’s Board of Directors can assign its credit granting authority to the Credit Committe and

Head Office up to 10% and 1% of capital respectively. The Head Office can use this credit granting authority through its units, regional offices and branches.

Head Office is empowered to approve exposures up to TRY 20 million.

All loans between TRY 20 to 200 million are approved by the Credit Committee, whose members are the following:

•       Ioannis Pehlivanidis, Member of the Board of Directors

•       Dr. Omer A. Aras, Vice Chairman of the Board of Directors

•       Sinan Sahinbas, General Manager

Extensions of credit exceeding TRY 200 million are approved by the Board of Directors.

Vojvodjanska.   Vojvodjanska has implemented a four-tiered credit approval system which is based on various criteria. The Bank’s bodies which are responsible to reach the decisions on facilities are the Branch Credit Committees, the Head Office Credit Committee, the Executive Board, and the Board of Directors.

The Branch Credit Committees approve short-term loans to clients classified in “A” and “B” categories and according to defined branch limits. The Branch Credit Committees also can grant loans under individual client’s request up to maximum amount up to the competence of the Head Office Credit Committee, regardless of the maturity, classification and quantitative risk evaluation which are collateralized with cash deposits or pledge on bonds denominated in foreign currency issued by the Republic of Serbia.

The Head Office Credit Committee has approval authority to the amount of RSD 30 million (€0.36 million) per client, and decisions on total exposure per client and his related parties up to RSD 60 million (€0.73 million). Pursuant to Vojvodjanska’s credit risk methodology, the Branch Credit Committees and Head Office Credit Committee cannot approve loans to clients with a credit risk evaluation of 8 or above.

Vojvodjanska’s Executive Board approves loan up to the amount of RSD50 million (€610 thousand) per client, and decisions on total exposure per client and its related parties up to RSD100 million (€1.22 million). The above mentioned Bank’s competent bodies have the right to reach decisions on loans granted under conditions which are in line with conditions defined in the enactments of the Bank’s business policy.

Vojvodjanska’s Board of Directors approves all other loans to corporate clients and entrepreneurs.

The South African Bank of Athens.   The loan approval process at SABA is centralized and takes place in the Credit Risk Department located at SABA’s head office. However, branch managers have authority to grant asset-based finance loans, at a rate not below prime, for motor vehicles, up to two years old, of up to R250,000 and cash-backed loans of up to R1 million which require either pledged cash investments or pledged investment policies as collateral. In 2004, SABA started a major project which entails the automating of the loan approval process as well as the entire credit process. The first three modules, covering the application process, of the project were implemented in January 2005. Due to the core banking system enhancements that took place during 2006, no further development has occurred on this project.

United Bulgarian Bank.   UBB has implemented a three-tiered credit approval system, which is based on the size of the aggregate exposure of the borrower. The first tier is composed of corporate credit centers that have discretion to approve exposures not exceeding BGN 0.5 million for SMEs, as well as for large companies. Exposures that exceed the above thresholds, and are up to a maximum of U.S. $1 million (for loans in $), €1 million (for loans in €), or BGN 2 million (for loans in BGN) must be approved by the Intermediate Credit Committee. UBB’s Credit Committee approves exposures that exceed the competences of lower levels and are up to a maximum of U.S. $6 million (for loans in $), €6 million (for loans in €), or BGN12 million (for loans in BGN). The Credit Committee consists of the three Executive Directors of UBB, the Head of Corporate Banking and the Head of Risk Management. All loans exceeding $6 million, €6 million or BGN12 million, as applicable, after approval by the Credit Committee, must be approved by UBB’s Board of Directors.

Since April 2007, UBB has established an Extended Credit Committee, consisting of its three Executive Directors, the Head of Corporate Banking and the Head of Risk Management, as well as a senior manager of NBG, whose vote is required for the approval of any proposed facility. The Extended Credit Committee approves loan facilities exceeding $6 million, €6 million or BGN 12 million, and up to $20 million, €20 million or BGN 40 million, respectively, provided that these facilities do not exceed 10% of UBB’s own funds. Loan facilities exceeding the above limits are submitted to UBB’s Board of Directors for approval.

Stopanska Banka.   Stopanska Banka has adopted a five-tiered credit approval system for lending, depending on the size of the loan. The micro credit Committee (established in 2003) approves loans for which the cumulative exposure of Stopanska Banka to a single client is up to €50,000. The Credit Committee approves loans for which the cumulative exposure of Stopanska Banka to a single client is between €50,001 and €1.5 million. The Senior Credit Committee approves loans for which the cumulative exposure to a single client exceeds €1.5 million up to an amount equal to 10% of the guarantee capital of Stopanska Banka. The Risk Management Committee approves credit exposure towards a single borrower exceeding 10% of the guarantee capital of Stopanska Banka and up to €8 million with the prior consent of the Senior Credit Committee. The Board of Directors approves credit exposure towards a single borrower above €8 million with the prior consent of the Risk Management Committee.

NBG Cyprus

Commercial and Corporate loans applications are approved as follows:

•       Amounts up to CYP 150,000 by a Team Leader of the Corporate Credit Section (in the case of SMEs only CYP 50,000 by a Team Leader of the SME Credit Section).

•       Amounts between CYP 150,001 and CYP 500,000 by the Corporate Credit Section Committee, chaired by the Head of the Corporate Credit Section (in the case of SMEs only CYP 200,000 by the SMEs Credit Section Committee, chaired by the Head of the SME Credit Section).

•       Amounts between CYP 500,001 and CYP 1.5 million are approved by the Credit Department Committee, chaired by the Manager of Credit Department.

•       Amounts over CYP 1.5 million and up to CYP 2.5 million are approved by the Credit Division Committee, chaired by the General Manager.

•       Amounts over CYP 2.5 million and up to CYP 4.0 million are approved by the Executive Operations Council, chaired by the Managing Director.

•       Amounts in excess of CYP 4.0 million are approved by the Executive Credit Committee and ratified by the Board of Directors.

Banca Romaneasca   Banca Romaneasca has adopted a multi-tiered credit approval system for lending, depending on the total aggregate exposure on a single debtor (considered as a single client or group of clients). The Branch Credit Committee is entitled to approve only corporate loans up to the amount of €100,000 or €60,000 depending on the level of exposure limit set by internal decisions for each branch. In Head Office—Retail Division there is an approval procedure for retail loans totaling up to €50,000. For corporate exposures SME Credit Center has the approval competence on a single debtor of maximum €300,000 as follows: Level I—up to €150,000—the approval is given by SME Credit Center Supervisor and SME Credit Center Manager, Level II—between €150,001 up to €300,000—the approval is given by SME Credit Center Manager and Manager of Credit Risk Department. The Head Office Credit Committee approves any corporate credit exposure on a single debtor between €300,001 up to €1,500,000 and any retail exposure on a single debtor which exceeds €50,000 up to €200,000. The Head Office Managing Committee approves corporate loans for which the total aggregate exposure on a single debtor with respect to credit lines, guarantees and other loan operations is between €1,500,001 up to €7,000,000 and retail exposures to a single debtor between €200,001 and up to 10% of Banca Romaneasca’s own funds. The Board of Directors approves loans of any kind, letters of credit, and other loan operations, exceeding €7 million for corporate exposures, up to the legal lending limit per one single debtor and retail exposures which exceed 10% of Banca Romaneasca’s own funds and related parties.

Risk Management—Credit Review Policies

The Bank and each of its subsidiaries conduct the credit risk process separately. The Group has implemented systematic controls and monitoring of credit risk. The Group Risk Management Division coordinates each of the credit risk procedures established by its subsidiaries. For more information on the Group Risk Management Division see Item 5.B, “Liquidity and Capital Resources—Asset/Liability and Risk Management”.

The Bank.

Credit Proposal Standards

Credit Policy determines the contents of Credit Proposals (“CP”), which are conducted at least annually depending on the classification of the obligor. Each CP includes, among other criteria, the purpose and amounts of the facilities proposed, the main terms and conditions, key risks and mitigants, the obligor risk rating and classification status of the obligors and relationship, business, financial and industry reviews and analyses.

Obligor risk ratings and limits

According to the Rating Policy, which is an integral part of the Credit Policy, all obligors of the Corporate Portfolio are rated on a 20-grade scale using calibrated and validated rating systems with each grade corresponding to a Probability of Default.

The Bank uses a number of obligor rating systems, assigning a borrower rating to each Corporate Banking Portfolio customer. This rating is based primarily upon quantitative criteria as well as qualitative factors. In addition, each of the Bank’s and its subsidiaries’ rating systems consider the borrower’s industry risk and its relative position within its peer group. As the Bank prepares for compliance with Basel II IRB methods, corporate borrower ratings are mapped to probabilities of default in order to estimate specific expected loss per obligor.

The Bank manages its corporate credit granting function, controls credit exposures and ensures regulatory compliance with a set of obligor, industry and large exposure limits. The assignment of obligor limits is directly related to the obligor risk rating.

Remedial Management

The Bank has established and is implementing an obligor classification system in order to facilitate recognition of problems in various credit relationships at early stages and to proactively take remedial action. The classification process is the responsibility of the Credit Division. There are five classification categories, Current, Watch List, Sub-standard, Doubtful and Loss. The obligor classification determines the frequency of the credit reviews and the level of credit approval authority.

Credit Review, Management and Control

The Retail Banking Collection Division holds the responsibility of monitoring and collecting past due amounts for the entire retail portfolio. The Division’s objectives are mainly focused on reducing loan portfolio delinquency rates, facilitating early awareness of defaulted loans, ensuring proactive remedial management of defaulted loans and reducing costs, minimizing losses and increasing the retail business portfolio overall profitability.

In 2006, the planning of new credit risk management and rating systems for retail banking exposures was completed by developing new statistical models in line with accepted international standards, that also take Greek market behavior into consideration. Specifically, Expected Loss was estimated for both the consumer credit and SME portfolios on the basis of key credit risk measurement variables, i.e. probability of default, loss given default and exposure at default. The corresponding estimation for the mortgage credit portfolio was also for the most part completed.

Finansbank.   Responsibility of loan tracking lies primarily with the branches and secondarily with the Units of District Offices, the Directorate General Loans Department and Loans Tracking Unit.

The loan tracking process consists of ensuring adherence to loan covenants, timely identification of existing and potential problematic loans, determination of the remedial measures of existing and potential non-performing loans, implementation of such measures and reporting to management on the quality and structure of the loan portfolio.

Credit risk is monitored by Risk Management and the Credits Department. The comprehensive and well documented credit system is the backbone of credit risk management. The Credit Policy Manual covers credit authorization activities, concentration limits, credit monitoring activities, credit risk classification systems (rating, scoring), credit risk strategies and guidelines. In order to evaluate the Bank’s retail and non-retail loan portfolios, two risk committees were established. The Retail Risk Comittee and the Corporate Risk Committee meet monthly and determine principles and policies regarding their respective portfolios.

Rating systems and scorecards are in place to assist with risk management for the credit portfolio. These models are reviewed and validated by an independent unit within risk management.

Total loan portfolio is monitored by the credit risk management unit and concentration limits are applied to the loan portfolio to maintain credit quality at the pre-agreed level. Limit categories are defined as single borrower limits, group of connected borrowers’ limit, industry limit, internal rating limits, top 50 customers and top 20 groups’ exposure limit. Risk management reports present a full review of the credit portfolio from various aspects and enable monitoring of the limits, and are submitted to the Board of Directors on monthly basis.

The capital charge for credit risk is considered as an indicator of the level of risk of loan portfolios and is currently reported based on the “Standardized Approach” defined by the Bank of International Settlements (“BIS”), which weighs credit risk according to the type of the facility and the collateral.

Finansbank has outlined its Basel II roadmap which includes all the necessary steps to comply with the Internal Rights Based (“IRB”) approaches” within the timeline agreed by regulators. The Basel II roadmap consolidates model development projects for Probability of Default, Loss Given Default and Exposure at Default (“PD, LGD and EAD”) for retail and non-retail portfolios as well as subsidiaries; IT Projects for data collection and model implementation; validation of models in use; detailed bottom-up calculations of economic capital (“ECAP”) and risk adjusted return on capital (“RAROC”). After the development of a capital portfolio model and calculation of ECAP, the Risk Adjusted Performance (“RAPM”) systems will be developed as well.

Vojvodjanska.   Loans, other placements, guarantees and other off balance sheet exposures are classified into categories A,B,V,G and D following the requirements of the relevant NBS Regulation. Loans are classified in accordance with the evaluation of their collectability, number of days the payments are in arrears, and the financial standing of the counterparty. Special provisions against potential losses are calculated by applying the percentages 1%, 5%, 25%, 50% and 100% on the amounts of the particular exposures classified into categories A,B,V,G and D respectively.

The South African Bank of Athens.   SABA focuses on working capital facilities and asset-based finance for SMEs and all facilities are reviewed on an annual basis in light of the most recent financial statements for such corporate clients. During this review period, SABA analyzes the client’s entire business and looks for opportunities to add value by either providing business advice or restructuring/increasing facilities.

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

Stopanska Banka   Stopanska Banka applies a six-point risk rating system for classifying loans. Loans are rated in categories A0, A1, B, C, D, and E, with E being the highest risk category of non-performing claims. Loans are classified depending mainly on the length of time they have been in arrears. Additionally, collateral coverage ratios, as well as quality and marketability of collateral are considered in risk classification. Loans in category A have been in arrears for less than 15 days, while those in category E have been in arrears for over 365 days. Allowances for loan losses are based on specified allowance coefficients which vary in proportion to the risk attributable to each one of the six loan categories.

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

The allowance for credit losses is based upon estimates of probable losses inherent in the loan portfolio. The amount actually observed for these losses can vary significantly from the estimated amounts, but we expect that the consistent application of our methodology described above will reduce such variances. To ensure this is the case, we evaluate our loans and the methodologies applied thereto, including loss estimation percentages, on a regular basis based on management’s judgment of the changing dynamics within the portfolio. For instance, our coefficient analysis incorporates loss and delinquency data for the most recent three-year period, and our analysis of homogeneous loans incorporates loss and delinquency data for the most recent two-year period. See “—Risk Management—Credit Review Policies” in this Item 4.E.

The following table sets forth the loan loss allowances for U.S. GAAP purposes by methodology for the last five years to which the methodology was applied to respective loan balances.

	At December 31,
	2002	2003	2004	2005	2006
	(EUR in thousands)
Specific allowances	341,226	308,063	438,439	476,127	443,673
Coefficient analysis	101,070	89,535	112,182	50,808	67,938
Homogeneous analysis	281,640	363,867	300,900	280,800	356,603
Foreign loans	210,068	192,851	186,958	231,210	318,439
Unallocated	47,424	73,080	61,079	53,600	38,104
Total loan loss allowance from continuing operations	981,428	1,027,396	1,099,558	1,092,545	1,224,757
Total loan loss allowance from discontinued operations	29,717	20,097	15,654	13,148	—
Total loan loss allowance	1,011,145	1,047,493	1,115,212	1,105,693	1,224,757

The decrease in specific allowances reflects the increased write-offs of corporate loans in 2006. Homogenous allowances increased due to higher allowances taken in relation to mortgage loans due to change in the probable losses of our mortgage portfolio resulting from the ageing of non-performing loans, minimal collections and the addition of new past due loans.

The following table illustrates the activity in the loan loss allowance balance over the previous five years:

	Year ended December 31,
	2002	2003	2004	2005	2006
	(EUR in thousands)
Balance at beginning of year	1,014,927	1,011,145	1,047,493	1,115,212	1,092,545
Less: Amounts attributable to discontinued operations	—	—	—	(15,654)	—
Add: Allowance (upon acquisition) attributable to companies acquired during the year	2,474	3,766	—	—	133,227
Add: Provisions for probable loan losses from continuing operations	133,924	139,061	201,234	225,013	261,603
Add: Provisions for probable loan losses from discontinued operations	9,467	1,482	(1,393)	—	—
Write-offs	(111,884)	(101,670)	(130,431)	(245,881)	(277,338)
Recoveries(1)	2,480	9,011	1,929	7,058	20,064
Less: Net write-offs	(109,404)	(92,659)	(128,502)	(238,823)	(257,274)
Exchange differences and other variations	(40,243)	(15,302)	(3,620)	6,797	(5,344)
Balance at end of year	1,011,145	1,047,493	1,115,212	1,092,545	1,224,757

(1)             Recoveries after write-offs of non-performing loans are minimal since, under Greek regulations non-performing loans cannot be written-off until all legal remedies for recovery have been exhausted.

Key ratios related to the activity in our loan loss allowance for the previous five years to which our loan loss methodology was applied are as follows:

	At December 31,
	2002	2003	2004	2005	2006
	(%)	(%)	(%)	(%)	(%)
Allowance for loan losses as a percent of total loans	4.9	4.6	4.1	3.6	2.8
Provision for probable loan losses as a percent of net loans written-off	131.1	151.7	155.5	94.2	101.6
Recoveries of loans to loans written-off in the previous year	1.9	8.1	1.9	5.4	8.1
Net loans written-off to average loans outstanding	0.6	0.4	0.5	0.8	0.7
Allowance for loan losses as a percent of non-accruing loans	74.6	76.7	79.6	75.5	81.8

Non-Performing Loans, Loan Loss Provisions and Loan Loss Experience

Non-Performing, Delinquent and Restructured Loans.   The table below shows (1) all loans that are non-performing, which are accounted for on a nonaccrual basis, (2) all accruing loans which are contractually past due 90 days or more as to principal or interest payments and (3) loans which are not included in (1) or (2) which are troubled debt restructurings for each of the five years ended December 31, 2002, 2003, 2004, 2005 and 2006.

	At December 31,
	2002	2003	2004	2005	2006
	(EUR in thousands)
Domestic loans:
Non-performing past due and restructured loans:
Accruing loans:
Past due 90 days - 180 days	19,743	22,093	66,270	152,488	235,697
Past due 180 days - 365 days	68,995	51,599	231,211	165,392	165,178
Total accruing loans	88,738	73,692	297,481	317,880	400,875
Non-accruing loans:
Past due 90 days - 180 days	3,077	1,313	8,516	35,772	29,885
Past due 180 days - 365 days	47,734	28,983	18,786	273,571	244,865
Past due 365 days or more	1,062,354	1,043,336	1,055,352	781,687	821,034
Total non-accruing loans	1,113,165	1,073,632	1,082,654	1,091,030	1,095,784
Troubled debt restructuring	158,551	113,663	80,470	101,050	154,882
Total domestic loans	1,360,454	1,260,987	1,460,605	1,509,960	1,651,541
Foreign loans:
Non-performing past due and restructured loans:
Accruing loans:
Past due 90 days - 180 days	—	—	—	—	2,986
Past due 180 days - 365 days	—	—	—	—	6,316
Total accruing loans	—	—	—	—	9,302
Non-accruing loans:
Past due 90 days - 180 days	44,761	37,749	163,535	189,949	59,323
Past due 180 days - 365 days	37,244	96,253	23,727	50,854	75,466
Past due 365 days or more	160,700	157,611	130,890	115,524	266,484
Total non-accruing loans	242,705	291,613	318,152	356,327	401,273
Troubled debt restructuring	62,131	57,129	4,935	13,367	4,098
Total foreign loans	304,836	348,742	323,087	369,694	414,673
Total domestic and foreign loans	1,665,290	1,609,729	1,783,692	1,879,654	2,066,214

Increase in domestic accruing loans past due 90-180 is primarily attributable to mortgage loans.

The following table sets forth the amount of loans of the Group which were non-performing, as determined by the banks in the Group, as at December 31, 2002, 2003, 2004 ,2005 and 2006.

	At December 31,
	2002	2003	2004	2005	2006
	(EUR in thousands)
Group customer loans (gross amount)	20,631,325	22,933,040	27,175,405	30,674,173	43,756,843
Domestic loans:
Non-performing loans	1,113,165	1,073,632	1,082,654	1,091,030	1,095,784
Foreign loans:
Non-performing loans	242,705	291,613	318,152	356,327	401,273
Total non-performing loans	1,355,870	1,365,245	1,400,806	1,447,357	1,497,057

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

The total value of non-performing loans (i.e., non-accruing loans) for the Group was €1,497 million at December 31, 2006. This corresponds to 3.3% of the Group’s loans outstanding at the same date. Of the Group’s non-performing loans, €1,148.6 million were held by the Bank. This amount represented 3.6% of the Bank’s portfolio.

For the year ended December 31, 2006, the Group recorded for certain non-performing loans gross interest that was paid in cash in the amount of €9 million instead of €32.7 million which would have been recorded had these loans been current.

The Group’s level of non-performing loans (approximately 3.3% of the total loan portfolio at December 31, 2006) is significantly higher than most other banks in the EU. The high level of non-performing loans in the Group’s portfolio has resulted from several factors. Key factors that have contributed to the level of non-performing loans were the recession in the Greek economy, which affected many borrowers in the 1990s, and past Government influence over lending policies, including Government regulations requiring lending to specific sectors of the economy and Government policies that required the Bank to extend loans to troubled companies considered to be important to the Greek national interest. Other contributing factors were that the methods for approving loans and monitoring troubled loans in the past, in general, depended heavily on collateral and did not focus on the cash flow of the borrower, leading to relatively high levels of payment defaults. In addition, there were inadequate procedures for monitoring troubled loans.

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

The Bank generally initiates action to recover or settle outstanding amounts as soon as a loan is determined to be non-performing. The Bank has special branches responsible for the collection of non-performing loans in coordination with the central non-performing loan divisions (corporate & retail).

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

Finansbank’s Treatment of Non-Performing Loans

According to Turkish regulations, loans are classified in five categories depending on their current status and how many days they are past due:

Category	Description	Minimum Provision under Central Bank of Turkey Rules
I	Standard Loans	—
II	Watch Loans	—
III	Loans past due over 90 days	20%
IV	Loans past due over 180 days	50%
V	Loans past due over 360 days	100%

According to local regulations, all receivables which have been classified in the Third, Fourth and Fifth Groups and the collection of whose principal and interest has been delayed for more than 90 days from the due date are deemed non-performing receivables.

Finansbank’s policy is to classify loans according to the above-mentioned categories.

Finansbank analyzes its loan book on a portfolio basis for loans smaller than $ 1 million by taking into account historical default and recovery rates. For loans greater than $ 1 million a specific impairment test is performed by calculating present value of estimated future cash flows. Any additional impairment raised in both cases is treated as portfolio impairment.

Vojvodjanska’s Treatment of Non-Performing loans

Vojvodjanska considers loans to be non-performing when interest has not been paid for 90 days, in accordance with internal regulations of the bank. Vojvodjanska stops accruing interest only after court procedures have been initiated. Its system continues to calculate the interest in a suspended account. Interest accrued but not collected is provisioned 100%. Vojvodjanska begins legal action against borrowers on a case-by-case basis. For borrowers that are legal entities, it generally freezes the company’s current accounts first, and after 90 days commences foreclosure proceedings. For mortgage loans to individuals, legal action commences when the loan is approximately 120 days past due. The bank has its own

Non-Performing Loan Division in charge of collecting non-performing loans. Vojvodjanska will begin outsourcing the collection of consumer loans to local companies.

In some cases, when Vojvodjanska assesses that the company in default has only temporary financial problems but has potential for successful operations in the near future, the bank reschedules or restructures its non-performing loans. The restructuring depends on the Vojvodjanska’s assessment of the ability of the client to regularly repay the loan in the future and the quality of the existing or the additional collateral the client is ready to offer. In some cases when the client is categorized as “C”, “D” or “E” it is possible for the restructuring to include some partial write-off. In accordance with internal regulations, rescheduled loans remain classified as non-performing until full repayment. New loans that can be possibly granted to these companies under rescheduling should have the additional approval of the Non-Performing Loan Division until full repayment of the initial loan.

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

The Recoveries Division will endeavor to communicate with the borrower in order to obtain repayment. If arrangements are concluded with the debtor at this point, such arrangements are generally governed by a deed of settlement where the debtor consents to judgment in the event of a further default under the revised arrangements. The revised arrangements may include, inter alias, a reduction in the interest rate applicable to the loan and/or a discount in respect of interest, which remains unpaid.

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

SABA analyzes its loan portfolio by taking into account historical default and recovery rates product by product. Any additional impairment raised is treated as portfolio impairment and is above and beyond the provision already raised in terms of South African Reserve Bank guidelines.

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

Stopanska Banka Treatment of Non-Performing Loans

Stopanska Banka considers loans to be non-performing and stops accruing interest on such loans when interest has not been paid for 90 days, in accordance with legal regulations of the central bank of the country. Interest accrued but not collected is provisioned 100%. Stopanska Banka begins legal action against borrowers on a case-by-case basis. For borrowers that are legal entities, the bank applies a 45-day policy for enforced collection for delayed repayment, where generally the company current accounts are first frozen, followed by activation of other instruments of collateral if necessary, and after 90 days the bank commences foreclosure proceedings. For mortgage loans to individuals, legal action commences when the loan is approximately 90 days past due. The bank has its own Non-Performing Loan Division in charge of collecting non-performing loans. In 2004, Stopanska Banka began outsourcing the collection of consumer loans to local companies.

In some cases, when the bank assesses that the company has only temporary financial problems but has potential for successful operations in the near future, Stopanska Banka reschedules or restructures its non-performing loans. The restructuring depends on the bank’s assessment of the potential of the client for regular payment of loans in the future and the existing or additional collateral that the client is ready to offer. In some cases when the client is categorized as “D” or “E” it is possible for the restructuring to include some partial write-offs of interest or default interest. In accordance with current central bank regulations, rescheduled loans remain classified as non-performing for at least six months after rescheduling. After that period they can be gradually upgraded to a higher category only if the client regularly meets its obligations to the bank.

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

NBG Cyprus considers overdrafts to be non-performing when they have exceeded their limits by 5%, on a continuous basis, for more than three months. The bank stops accruing that portion of the interest on such facilities that is not covered by the total of the credit turnover during the previous three months. In cases where interest stops accruing but there is adequate security for the credit facilities, including interest, with tangible securities, interest can continue to accrue with respect to such facilities.

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

Banca Romaneasca Treatment of Non-Performing Loans

Banca Romaneasca classifies loans as non-performing when any amount of principal and/or interest is past due for more than 90 days. All non-performing loans are impaired in accordance to the internal loans impairment procedure drafted in compliance with the IFRS 39 provisions. The bank employs remedial management procedures applying to any loan falling under the non-performing loan category. Under the remedial procedures, the usual action performed by the bank in order to recover the amounts due is to enforce or execute the collaterals through court orders.

Provisions for Probable Loan Losses and Write-offs of Non-Performing Loans

Approximately 76.7% of the Group’s non-performing loans as at December 31, 2006, were held by the Bank. The Bank’s non-performing and potential problem loans are monitored internally by the credit staff at the Bank’s headquarters, certain regional branches and specialized branches which handle only non-performing loans. The prospects of recovery and the estimated losses are reviewed. The Bank establishes provisions, reserve levels and write-offs for these loans. In addition, the Bank’s internal audit department examines loan portfolios at branches to determine how loans are to be classified.

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

During 2005 and 2006, the Group wrote off €245.9 million and €277.3 million, respectively, in non-performing loans from its continuing operations and made new provisions net of recoveries of €225.0 million and €261.6 million, respectively, with regards to the loan portfolio. The table below shows allowances for loan losses for the Group by loan category for each of the years ended December 31, 2002, 2003, 2004, 2005 and 2006.

	2002		2003		2004		2005		2006
	Amount	%(1)	Amount	%(1)	Amount	%(1)	Amount	%(1)	Amount	%(1)
	(EUR in thousands)		(EUR in thousands)		(EUR in thousands)		(EUR in thousands)		(EUR in thousands)
Greek residents
Consumer
Residential mortgages	178,000	26.9	190,000	29.6	123,300	31.6	82,200	36.2	171,071	30.4
Credit card	64,000	5.0	118,271	5.3	113,500	5.2	111,100	4.8	77,044	3.4
Auto financing	—	1.4	—	1.4	—	1.3	—	1.1	—	0.6
Other consumers	40,605	4.6	56,109	5.7	64,100	6.8	87,500	7.3	108,489	6.7
Total	282,605	37.9	364,380	42.0	300,900	44.9	280,800	49.4	356,604	41.1
Commercial
Industry and mining	111,039	9.7	102,929	9.1	174,223	10.6	186,622	8.1	171,303	6.0
Small-scale industry	59,442	3.3	49,802	3.1	53,618	3.0	57,414	2.8	57,237	2.4
Trade	98,057	11.3	77,825	10.8	144,150	10.8	137,984	10.4	142,016	9.3
Construction	26,047	1.1	10,724	1.6	35,073	1.6	34,472	1.4	36,033	1.3
Tourism	78,422	1.4	93,165	1.3	55,678	1.0	24,944	0.9	22,212	0.6
Shipping and transportation	34,809	4.2	25,394	3.5	29,658	3.2	25,683	3.0	25,122	2.4
Commercial mortgages	—	0.5	—	0.6	—	1.0	—	1.3	—	1.2
Public sector	24	10.6	6	6.4	—	3.9	—	4.8	—	3.3
Other	50,198	3.3	44,122	4.6	58,221	4.5	59,816	5.4	57,687	5.7
Total	458,038	45.4	403,967	41.0	550,621	39.6	526,935	38.1	511,610	32.2
Total Greek residents loans	740,643	83.3	768,347	83.0	851,521	84.5	807,735	87.5	868,214	73.3
Foreign
Consumer
Residential mortgages	389	1.2	854	1.1	1,581	1.3	3,488	1.2	3,457	3.6
Credit card	5,341	0.1	2,675	0.1	2,656	0.1	4,926	0.2	43,360	2.3
Auto financing	65	0.1	6	0.1	2,545	0.1	2,925	0.1	6,731	0.6
Other consumers	17,115	1.2	16,583	1.2	34,350	1.5	44,845	2.0	47,909	2.7
Total	22,910	2.6	20,118	2.5	41,132	3.0	56,184	3.5	101,457	9.2
Commercial
Industry and mining	88,538	4.2	86,797	3.9	52,838	5.0	53,942	1.4	42,531	1.9
Small-scale industry	2,436	0.2	2,872	0.4	4,238	0.6	1,609	0.6	5,083	2.0
Trade	36,257	2.3	39,562	2.7	55,312	2.7	68,366	2.2	79,160	2.2
Construction	9,036	0.9	3,181	1.2	7,147	1.3	10,416	1.3	13,231	2.0
Tourism	2,475	0.3	2,356	0.4	3,263	0.4	3,425	0.4	5,679	0.7
Shipping and transportation	51,329	1.0	36,297	1.0	33,011	1.2	30,348	1.3	11,757	1.5
Commercial mortgages	3,753	3.1	2,429	2.7	331	0.6	374	0.2	324	0.3
Public sector	56	0.2	128	0.2	33	0.1	34	—	33	—
Other	6,288	1.9	12,326	2.0	5,307	0.6	6,512	1.6	59,184	6.9
Total	200,168	14.1	185,948	14.5	161,480	12.5	175,026	9.0	216,982	17.5
Total foreign loans	223,078	16.7	206,066	17.0	202,612	15.5	231,210	12.5	318,439	26.7
Unallocated	47,424	—	73,080	—	61,079	—	53,600	—	38,104	—
Total Allowance For Loan Losses	1,011,145	100.0	1,047,493	100.0	1,115,212	100.0	1,092,545	100.0	1,224,757	100.00

(1)             Percentages represent the balance of loans in the respective category as a percent of the total loan balance.

Total allowances for loan losses attributable to foreign residents increased by 37.7%, from €231.2 million in 2005 to €318.4 million in 2006. The increase is mainly due to the acquisition of Finansbank and Vojvodjanska, which contributed significantly to the balance of foreign loans. An analysis of the Group’s write-offs and recoveries for non-performing loans for December 31, 2002, 2003, 2004 , 2005 and 2006 is presented in the following table

	Year ended December 31,
	2002	% of total loans	2003	% of total loans	2004	% of total loans	2005	% of total loans	2006	% of total loans
	(EUR in thousands except percentages)
Write-offs
Greek Residents:
Commercial and industrial	62,744	0.30	55,931	0.24	39,241	0.14	91,615	0.30	73,324	0.17
Real estate—construction	2,994	0.01	1,900	0.01	681	0.01	3,480	0.01	4,029	0.01
Real estate—mortgage	29,265	0.14	24,599	0.11	6,553	0.03	48,284	0.16	5,896	0.01
Installment loans to individuals	1,954	0.01	97	—	14,684	0.05	91,439	0.30	111,834	0.26
Total write-offs for loans to Greek residents	96,957	0.46	82,527	0.36	61,159	0.23	234,818	0.77	195,083	0.45
Foreign:
Commercial and industrial	14,199	0.07	18,820	0.08	62,571	0.23	1,858	0.01	45,432	0.11
Real estate—construction					404	—	3	—	476	—
Real estate—mortgage	332	—	30	—	32	—	233	—	187	—
Installment loans to individuals	396	—	293	—	6,265	0.01	8,969	0.03	36,160	0.09
Total write-offs for foreign loans	14,927	0.07	19,143	0.08	69,272	0.24	11,063	0.04	82,255	0.20
Total write-offs	111,884	0.53	101,670	0.44	130,431	0.47	245,881	0.81	277,338	0.65
Recoveries
Greek Residents:
Commercial and industrial	(486)	—	—	—	—	—	(3,551)	0.01	(2,000)	—
Real estate—construction	—	—	—	—	—	—			—	—
Real estate—mortgage	—	—	—	—	—	—	(3,507)	0.01	—	—
Governments and official institutions	—	—	—	—	—	—			(2,787)	0.01
Total recovery on loans to Greek residents	(486)	—	—	—	—	—	(7,058)	0.02	(4,787)	0.01
Foreign:
Commercial and industrial	(1,811)	0.01	(7,146)	0.03	(1,843)	0.01	—	0.01	(5,738)	0.01
Real estate—construction					—	—	—	—	(186)	—
Real estate—mortgage	(37)	—	(76)	—	—	—	—	—	(14)	—
Installment loans to individuals	(146)	—	(1,789)	0.01	(86)	—	—	—	(9,339)	0.02
Total recovery on foreign loans	(1,994)	0.01	(9,011)	0.04	(1,929)	0.01	—	0.01	(15,277)	0.03
Total recoveries	(2,480)	0.01	(9,011)	0.04	(1,929)	0.01	(7,058)	0.03	(20,064)	0.05

Off-Balance Sheet Items

See Item 5.E, “Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements”.

Liabilities

Deposits

The following table shows details of the Group’s average deposits and average interest rates thereon, for the Group’s continuing domestic and foreign operations, for each of the three years ended December 31, 2004 ,2005 and 2006:

	Year ended December 31,
	2004		2005		2006
	Average Balance	Average rate (%)	Average balance	Average rate (%)	Average balance	Average rate (%)
	(EUR in thousands except percentages)
Domestic Operations:
Deposits by Greek residents:
Interest bearing demand deposits	3,801,763	0.43	4,056,711	0.47	4,916,597	0.58
Savings(1)	23,373,691	0.71	24,846,996	0.69	24,901,609	0.81
Time deposits	6,417,250	1.63	6,649,596	2.79	9,606,192	3.59
Interbank	2,361,721	2.03	23,120	0.15	3,275,567	2.92
Other	235,903	0.48	228,460	1.17	405,373	1.62
Non-Greek residents or foreigners:
Interest bearing demand deposits	74,176	0.42	242,476	0.47	140,570	0.37
Savings(1)	20,074	0.71	20,336	0.70	20,064	0.81
Time deposits	127,194	1.68	150,061	2.94	406,965	3.60
Interbank	289,453	1.27	3,828,041	2.31	1,486,657	3.15
Deposits in foreign banking offices:
Banks located in foreign countries	1,926,433	2.25	1,491,436	2.40	1,727,328	4.19
Other foreign demand deposits	901,884	1.39	680,425	0.83	1,061,918	1.47
Other foreign time and savings deposits	1,656,759	3.43	2,742,948	3.10	5,157,902	5.40
Total deposits	41,186,301	1.10	44,960,606	1.33	53,106,742	2.08

The table below shows the amount outstanding of time certificates of deposit and other time deposits in amounts of US$100,000 or more of the Group’s continuing operations by remaining maturity at December 31, 2006. Determinations of whether certain time deposits in currencies other than the U.S. dollar are in amounts of US$100,000 or more have been based on exchange rates at December 31, 2006.

Year ended December 31, 2006
(EUR in thousands)
Domestic Operations:
Time certificates of deposit in amounts US$100,000 or more:
3 months or less	—
Over 3 through 6 months	57
Over 6 through 12 months	130
Over 12 months	—
Other time deposits of US$100,000 or more by time remaining until maturity:
3 months or less	7,160,205
Over 3 through 6 months	896,665
Over 6 through 12 months	650,610
Over 12 months	17,649
Total time certificates of deposit and other deposits in amount of US$100,000 or more	8,725,316

Foreign Operations:
Time certificates of deposit in amounts US$100,000 or more:
3 months or less	35
Over 3 through 6 months	—
Over 6 through 12 months	—
Over 12 months	—
Other time deposits of US$100,000 or more by time remaining until maturity:
3 months or less	4,310,113
Over 3 through 6 months	131,015
Over 6 through 12 months	89,929
Over 12 months	4,626
Total time certificates of deposit and other deposits in amount of US$100,000 or more	4,535,718

Short-term Borrowings

The table below shows outstanding amounts of short-term borrowings of Group companies for each of the three years ended December 31, 2004 , 2005 and 2006. Approximately the entire balances relate to borrowings of Finansbank.

	Year ended December 31
	2004	2005	2006
	(EUR in thousands, except percentages)
End of period	—	—	295,243
Maximum month-end amount during the period	—	—	491,135
Average amount	—	—	136,122
Average interest rate	—	—	14.32%

ITEM 4A           UNRESOLVED STAFF COMMENTS

There are no unresolved written comments from the SEC regarding periodic Exchange Act reports received not less than 180 days before the end of the fiscal year ended December 31, 2006.

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

Overview

We are the largest financial institution in Greece in terms of loans and market capitalization, according to an internal review of published financial statements of Greek banks. We provide a wide range of financial services, including retail (such as mortgage lending and consumer lending), commercial and investment banking services and asset management and insurance, through our network of branches and subsidiaries in Greece and abroad. Our domestic activities for the year ended December 31, 2006, accounted for 62.1% of our net income before taxes from continuing operations while our international activities accounted for the remaining 37.9%. Our principal sources of income have historically been interest earned on customer loans and debt securities as well as commissions. We fund our lending activities and our securities portfolio principally through customer deposits in our branch network. As at December 31, 2006, our gross loans-to-deposits ratio was 78.9%.

Outside Greece, the Group is active in seven SEE countries: Turkey, Bulgaria, Romania, Serbia, Albania, FYROM and Cyprus, via 874 branches, with approximately 50.3% of our workforce employed in SEE. For the year ended December 31, 2006, SEE’s contribution (excluding Greece and Turkey) to the Group’s net income before taxes was €139.4 million, while Turkey’s contribution to Group net income before taxes from August 18, 2006 (the date we acquired Finansbank) until December 31, 2006 was €111.7 million. The total population of SEE, including Greece and Turkey, is 125 million. For more information on the political and financial environment we operate in and the risks associated with it, see ITEM 3D “Risk Factors”.

One of our strategies is to increase our operating efficiency. As part of this strategy, we are seeking to enhance our revenue generation potential through sales of businesses outside of our core markets and by modifying our mix of assets in order to reduce the proportion of low yielding assets in our portfolio. Concurrently, we are increasing our lending to market sectors with higher interest rate margins, such as the small business, mortgage and consumer segments. We are also streamlining our structure in order to improve efficiency, reduce costs and facilitate cross selling among various divisions and companies within the NBG Group. One of our goals is to preserve our asset quality and reduce the level of non-performing loans, which has had a significant negative impact on our operating results in the period under review and in prior years. We are further seeking to increase our fee-related activities, primarily commissions from retail services and products as well as those related to investment banking and asset management, although these areas are subject to variations in market conditions.

Key Factors Affecting Our Results of Operations

Non-Performing Loans.   Our level of non-performing loans has declined substantially in recent years, from 14.7% at December 31, 1996, to 3.4% of our total customer loans portfolio at December 31, 2006. A key factor that contributed to the level of non-performing loans in the past was the methods for approving loans and monitoring troubled loans, which, in general, depended heavily on collateral and did not focus on the cash flow of the borrower as an indicator of creditworthiness. In addition, there were inadequate procedures for monitoring or restructuring troubled loans prior to default. The lower level of new provisions for problem loans in recent years has been largely the result of the application of modern methods for assessing and managing risk in the loan portfolio. All loans, whether to individuals or businesses, are now assessed on the basis of our improved credit approval and risk management procedures. Furthermore, the accumulation of long-term historical data within the Bank with regard to the creditworthiness of the greater part of the economically active population of the country has helped to implement a strategy of targeting creditworthy retail customers.

Furthermore, non-performing loans have remained on our balance sheet significantly longer than would be the case for banks in other Western European countries due to Greek regulations regarding provisions and write-offs with respect to non-performing loans. Write-offs of non-performing loans can only be made after all legal remedies for recovery, including realization of collateral, have been exhausted, which can take up to ten years. Our write-offs of non-performing collateralized loans in recent years have been higher than in previous years, which reflects the fact that we have exhausted all legal remedies for recovery of many loans made in the early 1990s. In addition, in line with our increased consumer lending, we have begun to write off consumer loans which are more than two years past due and which are not collateralized. The write-off of these loans does not require the exhaustion of all legal remedies. For U.S. GAAP purposes, all loans written-off during the years ended December 31, 2004, 2005 and 2006 were fully provided for, taking into account recovered amounts. See Item 4.E, “Selected Statistical Data—Credit Quality—Non-Performing Loans, Loan Loss Provisions and Loan Loss Experience”.

As part of our strategy to preserve the quality of our loan portfolio, we have improved the methods of providing for losses inherent in our loan portfolio. We have provided for all non-performing loans existing as at December 31, 2006, taking into account any collateral with respect to such loans. We have also provided for other probable losses inherent in the portfolio to the extent such losses are reasonably estimable. See “Selected Statistical Data—Allowance for Loan Losses—Methodology” in Item 4.E. In 2005 and 2006, provisions increased by 11.8% and 12.1%, respectively, and write offs increased by 88.5% and 12.8%, respectively.

In Greece, we have taken and are continuing to take steps to improve our credit approval and risk management procedures in order to reduce the amount of non-performing loans that occur in the future. We have developed and implemented a comprehensive credit manual to govern the lending process, and have fully implemented new credit review and monitoring procedures, which focus on the borrower’s cash flow and ability to repay as well as on collateral values. See Item 4.E, “Selected Statistical Data—Credit Quality”. One objective in restructuring our credit function is to ensure consistency in the loan approval process throughout the Bank while tailoring this process to meet the specific needs of the Bank’s borrowers. We have therefore established centralized credit centers, taking the decision-making power for loan approval out of the hands of the branches. We have also set up special divisions to monitor and strengthen our position with respect to delinquent commercial and consumer loans by working flexibly with clients—restructuring payments and taking additional collateral—to help them meet their payment obligations.

Outside of Greece, we are in the process of fully implementing credit approval and credit review policies throughout the Group’s lending operations in order to reduce non-performing loans that occur in the future. For a discussion of these policies at the various Group banks, see Item 4.E, “Selected Statistical Data—Credit Quality”.

Compounding Law.   On July 29, 2004, the Greek Government adopted the Compounding law, known locally as the “Panotokia” law. Effective August 4, 2004, the Compounding law provides, among other things, that the total amount due (including, without limitation, capital, accrued interest, compound interest and expenses) under any form of credit or loans granted by Greek banks (including the Bank) to their customers, may not exceed certain limits. Generally, this limit is 300% of the initial principal of the loan for most of our customers. Prior to 1996, the Bank accrued interest on non-performing loans in accordance with Greek GAAP. In 1996, the Bank ended this practice and began writing off interest and principal on non-performing loans that were not backed by collateral in excess of the 300% threshold. Implementation of the Compounding Law has also obligated us to write off non-performing loans (interest and capital) that were backed by collateral in excess of the 300% threshold in the amount of €23.8 million in 2004 and €57.7 million in 2005. In 2006, the amount of write offs was significantly reduced to €1.7 million. In the future, the effects of the Compounding Law are expected to be more limited with respect to further write-offs.

Disposal of Non-Core Assets.   As part of our strategy to streamline our operations, we are disposing of certain investments in non-core businesses. In 2004, we realized aggregate proceeds of €25.3 million for disposals, while in 2005, we realized aggregate proceeds amounting to €31.6 million from disposals. In 2006, we realized aggregate proceeds of €369.8 million, mainly from the disposals of Atlantic Bank of New York, NBG Canada, ASTIR Alexandroupolis and AGRIS. The proceeds received from the sale of each of ASTIR Alexandroupolis, NBG Canada and Atlantic Bank of New York in 2006 were €6.5 million, CAD 71.3 million and US$400 million, respectively. In addition, the Bank and our subsidiary, Ethniki Kefalaiou, received proceeds of approximately €39.3 million in 2004, €17.3 million in 2005 and €97.7 million in 2006 from disposals of certain real estate property holdings. We expect to continue divestitures of non-core assets in the future.

Early retirement.   In 2005, NBG Cyprus implemented an early retirement scheme with respect to 53 employees. These employees received payment in 2005 and left in 2006. Additional operating expenses for these retirees amounted to €15 million in 2005. During 2006, with the aim to streamline their operations and further reduce costs, three Group companies implemented voluntary retirement schemes: EH Insurance, National Management and Organization Company (“NMOC”) and Astir Palace Vouliagmenis. The number of employees participating in the schemes was 72, 84 and 189, respectively, and additional operating expenses for these schemes were €15.0 million, €15.6 million and €8.0 million, respectively. All three schemes have been completed, and the employees participating have already left the respective Group companies.

Capital Base.   We have taken measures to strengthen our capital base in connection with the modification of our asset mix to comply with Greek capital adequacy requirements as set by the Basel Committee on Banking Supervision under the Capital Adequacy Directive relating to market risk and to selectively expand our operations. In July 2003, we raised €350 million through the issuance by NBG Funding Ltd. of floating rate preferred notes, which are considered Tier I capital. In November 2004, we raised €350 million and US$180 million through the issuance by NBG Funding Ltd of CMS Preferred Notes, which are considered Tier I capital. In February 2005, we raised €230 million through the issuance by NBG Funding Ltd. of CMS Linked Preferred Notes, which are considered Tier I capital, and in June 2005, we raised JPY 30 billion (€227 million) through the issuance by NBG Finance of subordinated notes, which are considered Tier II capital. On November 8, 2006 we raised GBP 375 million through the issuance by NBG Funding Ltd. of Fixed-to-Floating Rate Preferred Securities, which are eligible to be considered Tier I capital but which currently are accounted for as Tier II capital, due to certain thresholds set by the Bank of Greece. In addition to the above, in July 2006 we raised €3,000.8 million through the issuance of 135,707,764 new common registered shares with payment in cash with pre-emptive rights in favor of existing shareholders, at a ratio of 4 new to 10 old shares, chiefly for the purpose of the acquisition of Finansbank.

At December 31, 2006, the Bank and the Group had €5,569 million and €5,378 million, respectively, of Tier I capital, and €8,071 million and €6,778 million of total capital, respectively.

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

Rating agency	Long-term foreign currency deposit rating(1)	Short-term foreign currency deposit rating(1)	Outlook for the Bank’s ratings(1)	Financial strength of the Bank— Individual(1)	Subordinated debt of the Bank(1)
Moody’s	Aa3	Prime-1	Stable	C+	A1
Standard and Poor’s	BBB+	A-2	Stable	—	BBB
Fitch	A-	F2	Stable	B/C	BBB+
Capital Intelligence	A	A1	Positive	A	—

(1)             A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make a number of judgments, estimates and assumptions that affect the reported amount of assets, liabilities, income and expense in our Consolidated Financial Statements and accompanying notes. We believe that the judgments, estimates and assumptions used in the preparation of our Consolidated Financial Statements are appropriate given the factual circumstances as of December 31, 2006.

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

Recognition and measurement of identified intangibles upon acquisition

We account for the acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values.

The application of the purchase method requires certain estimates and assumptions especially concerning the determination of the fair values of the acquired intangible assets and property, plant and equipment as well as the liabilities assumed at the date of the acquisition. Moreover the useful lives of the acquired intangible assets, property, plant and equipment have to be determined. The judgments made in the context of the purchase price allocation can materially impact our future results of operations. Accordingly, for significant acquisitions, we obtain assistance from third party valuation specialists. The valuations are based on information available at the acquisition date.

Significant judgments and assumptions made regarding the purchase price allocation in the course of the acquisition of Finansbank, included the following:

For the valuation of core deposits, the alternative source of funds method was applied. CDI’s value is measured by the present value of the difference, or spread, between the CDI’s ongoing cost and the cost of a market alternative replacement. Acquired core deposit accounts typically provide a low-cost source of funds to the buyer. To replace these established, low-cost deposit accounts in a timely manner, any potential buyer’s alternative would be to utilize higher-cost funds at current market rates. The valuation results were also subject to sensitivity tests on customer attrition rates.

For the valuation of customer relationships, the multi-period excess of earnings method was applied. Excess earnings can be defined as the difference between the net operating profit attributable to the existing customers at the acquisition date; at the required cost of invested capital on all the other assets (contributory assets such as fixed assets, CDI, trade name, assembled workforce and software) used in order to deliver a product or maintain the customer relationship. Value is estimated through the sum of the discounted future excess earnings attributable to these customers over the remaining life span of the customer relationship. A sensitivity analysis was also performed based on the change of the discount factor and the churn rate of existing customers.

For the valuation of brands, the relief-from-royalty method was applied which is based on a hypothetically royalty income attributable to an asset. In particular, it estimates the expected annual royalty cost savings that result from the company’s ownership of trademarks and licenses on which it does not have to pay royalties to a licensor. The intangible asset is then recognized at the present value of these savings. A sensitivity exercise was performed using different royalty rates. The corporate brands “Finansbank” “CardFinans” and “Finans” name used by Finansbank subsidiaries were assumed to have an unlimited life.

For the valuation of software, the cost approach method was applied. The cost approach is based upon the economic principles of substitution and price equilibrium. The cost approach suggests that a prudent investor would not pay, for an intangible, more that its costs to acquire a comparable intangible on the market. The reproduction cost methodology is based on the assumption that the value of any intangible asset is the cost incurred to reconstruct or purchase an exact replica of the given intangible asset. The software intangible has been valued using the reproduction cost methodology.

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

The most significant amount of goodwill relates to our acquisition of Finansbank in August 2006. The valuation model used to determine the fair value of Finansbank is sensitive to changes in the assumptions. Adverse changes in any of these factors could lead us to record a goodwill impairment charge.

In 2004, no goodwill impairment was charged as a result of our annual impairment review.

In 2005, the Group recognized an impairment loss of €16.2 million relating to the absorption of National Investment Company by the Bank.

In 2006, the Group recognized an impairment loss of €52 million attributed entirely to our logistics business unit.

Further details on this subject are given in Notes 3, 14 and 16 to the U.S. GAAP financial statements included elsewhere in this Annual Report.

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

During 2004 estimated losses on life insurance operations increased primarily due to higher hospitalization costs, which, due to intense market competition, could not be matched by an increase in premiums on life contracts with hospitalization riders. In response to these developments, we further increased insurance reserves in 2004. We continue to monitor potential for changes in loss estimates in order for our recorded reserves in each reporting period to reflect current conditions. While insurance reserves increased slightly in 2005, they increased significantly in 2006 due primarily to the significant growth in gross written premiums of the life business, reflecting the success of our new bancassurance life products and an increase of outstanding claims in the motor third party liability line of business following a thorough reassessment of all existing claim files. Further details on this subject are provided in “Key Factors Affecting Our Results of Operations—Insurance activities” in this Item 5 and Note 3, “Summary of Significant Accounting Policies” to the U.S. GAAP financial statements included elsewhere in this report.

Net periodic benefit cost

The pension benefit obligation is actuarially determined using assumed discount rates, assumed rates of compensation increase and the expected return on plan assets. These assumptions are ultimately determined by reviewing the Group’s salary increases each year. The expected long-term return on plan assets represents management’s expectation of the average rate of earnings on the funds invested to provide for the benefits included in the projected benefit obligation. To determine the expected long-term rate of return assumption the Group and its advisors make forward-looking assumptions in the context of historical returns and volatilities for each asset class as well as correlations among asset classes. The expected long-term rate of return assumption is annually adjusted based on revised expectations of future investment performance of the overall capital markets, as well as changes to local regulations affecting investment strategy. The weighted average expected long-term rate of return assumption used in computing the 2006 pension benefit obligation was 7.4% compared to 6.3% for 2005. The rate of compensation increase increased slightly in 2006 to 4.6% from 4.1% in 2005. The discount rate decreased from 4.4% in 2005 to 4.7% in 2006. The change in assumptions, and the voluntary retirement schemes of the NMOC, Ethniki Hellenic Insurance and Astir Palace Vouliagmenis, resulted in a net actuarial loss of €19.1 million. The impact to the pension benefit obligation, as well as to service and benefit cost if certain assumptions are changed is further disclosed in Note 38 “Employee Benefit Plans” to the U.S. GAAP financial statements.

A.                Operating Results

Results of Operations for the year ended December 31, 2006 compared with the year ended December 31, 2005.

Overview.   The year ended December 31, 2006 was affected significantly by our acquisition of Finansbank, the fifth largest privately-owned bank in Turkey in terms of its consolidated assets and equity, with effect from August 18, 2006. As a result, we experienced significant increases in net interest income, non-interest income, non-interest expense and net income. Furthermore, in 2006 the Bank sold its North American operations, which led to the classification of income from those operations as income from discontinued operations for both 2005 and 2006.

The year ended December 31, 2006 was characterized by significant increases in net interest income before provisions (35.2%), 16.7% of which was due to the effects of the acquisition of Finansbank, non-interest income (19.8%), 8.2% of which was due to the effects of the acquisition of Finansbank and non-interest expense (26.8%), 12.5% of which was due to the effects of the acquisition of Finansbank, and significantly lower tax costs resulting from a lower statutory tax rate in Greece (24% in 2006 versus 27% in

2005). In addition, we benefited from a law permitting banks to distribute reserves taxed at a rate significantly lower than the current income tax rate and the deferred tax on accumulated tax losses of our subsidiary companies, EH Insurance and Astir Palace Vouliagmenis, which according to recent business plans will offset future tax profits within the period permitted by Greek legislation.

Net Interest Income.   Our net interest income from continuing operations before provisions for loan losses increased by 35.2% to €2,100.4 million for 2006, compared with €1,553.3 million for 2005, of which 16.7% or €260.4 million was related to the effects of the acquisition of Finansbank. The remaining increase of 18.5% to €1,840.0 million for 2006 was due primarily to the increase in interest income attributable to significant growth in our loan portfolio and the increased income on our securities portfolios and deposits. This amount was partially offset by an increase in interest expense triggered by the expansion of our deposit base. Our net interest margin from our continuing operations in 2006 increased to 3.2%, (or 2.97% excluding the effects of the acquisition of Finansbank) from 2.7% in 2005. The components of our net interest income from continuing operations for 2005 and 2006 are reflected in the following table:

	Year ended December 31		2005/2006
	2005	2006	Change
	(EUR in thousands)		(%)
Interest Income:
Loans	1,591,972	2,373,241	+49,1%
Securities available for sale	92,843	185,003	+99.3%
Securities held to maturity	1,953	—	—
Trading assets	374,868	480,902	+28.3%
Securities purchased under agreements to resell	108,673	111,378	+2.5%
Interest-bearing deposits with banks	199,607	285,920	+43.2%
Other	20,472	66,330	+224.0%
Total interest income	2,390,388	3,502,774	+46.5%
Interest Expense:
Deposits	(598,705)	(1,105,197)	+84.6%
Securities sold under agreements to repurchase	(141,889)	(126,903)	-10.6%
Other borrowed funds	(4,595)	(18,992)	+313.3%
Long-term debt	(87,240)	(144,445)	+65.6%
Other	(4,692)	(6,882)	+46.7%
Total interest expense	(837,121)	(1,402,419)	+67.5%
Net interest income before provision for loan losses	1,553,267	2,100,355	+35.2%
Provision for loan losses	(225,013)	(261,603)	+16.3%
Net interest income after provision for loan losses	1,328,254	1,838,752	+38.4%

Total interest income for the Group’s continuing operations increased by 46.5% to €3,502.8 million for 2006 from €2,390.4 million for 2005, of which €530.9 million or 22.2% was due to the effects of  the acquisition of Finansbank. The increase was principally attributable to a 49.1% increase in interest income from loans in 2006 compared with 2005, of which 25.1% was due to the effects of the acquisition of Finansbank, reflecting a robust growth in the Group’s lending activities, mainly resulting from the expansion of our retail book. The expansion of our lending activities was financed by cash inflows from the growth of our deposit base and the issuance of GBP 375 million of Preferred Notes. The increase in interest income from trading assets, securities available for sale and interest bearing deposits with banks, in addition to the effect of the acquisition of Finansbank, was due to increases in the interest rates during the year coupled with increases in the relative volumes.

Total interest expense for the Group’s continuing operations increased by 67.5% to €1,402.4 million for 2006 from €837.1 million for 2005, (of which €270.5 million or 32.3% was due to the effects of the acquisition of Finansbank), due to increases in interest on deposits and long term debt, which was also connected with our acquisition of Finansbank. Interest on deposits increased by 84.6% in 2006, (of which 31.9% was due to the effects of the acquisition of Finansbank), reflecting the expansion of our deposit base in 2006, as well as increases in the deposit rates following consecutive changes of the ECB rate. Our interest bearing deposits increased by 22.9% from €40,378.7 million in 2005 to €49,618.8 million in 2006, of which 12.5% or 5,052.4 million was due to the effects of the acquisition of Finansbank. Interest expense on long-term debt also increased by 65.6%, (44.4% of which was due to the effects of the acquisition of Finansbank), due to increased interest rates and the raising of GBP 375 million of Preferred Securities in November 2006.

Provision for Loan Losses.   The Group’s continuing operations recorded provisions of €225.0 million for 2005, which increased by 16.3% to €261.6 million for 2006.

Activity in the loan loss allowances for the two years ended December 31, 2004, 2005 and 2006 was as follows:

	2005	2006
	(EUR in thousands)
Balance at beginning of the year	1,115,212	1,092,545
Less: Amounts attributable to discontinued operations	(15,654)	—
Subsidiaries acquired	—	133,227
Add: Provisions for loan losses from continuing operations	225,013	261,603
Write-offs	(245,881)	(277,338)
Recoveries(1)	7,058	20,064
Less: Net write-offs	(238,823)	(257,274)
Exchange differences and other variations	6,797	(5,344)
Balance at end of year	1,092,545	1,224,757

(1)             Recoveries after write-offs of non-performing loans are minimal as, under Greek regulations, non-performing loans cannot be written off until all legal remedies for recovery have been exhausted.

During the period under review, total loan loss allowance from our continuing operations increased by 12.1% from €1,092.5 million in 2005 to €1,224.8 million in 2006. Total loans attributable to our continuing operations increased by 42.7% from €30,674.2 million as at December 31, 2005 to €43,756.8 million as at December 31, 2006, of which 22.1% or €6,786.8 million was due to the effects of the acquisition of Finansbank. At the same time, write-offs increased by 12.8 % from €245.9 million in 2005 to €277.3 million in 2006 reflecting the Group’s policy to write off all loans that have been determined to be unrecoverable. The level of provisions and net write-offs made during the year was roughly the same (€261.6 million and €257.3 million respectively). The Group’s loan loss allowance consists of five principal components. These are: specific allowances, coefficient analysis, homogenous analysis, foreign loans and unallocated losses. See Item 4.E, “Selected Statistical Data—Credit Quality—Allowance for Loan Losses—Methodology.”

	At December 31,
	2005		2006
	(EUR in thousands)	(%)	(EUR in thousands)	(%)
Specific allowances	476,127	43.5	443,673	36.2
Coefficient analysis	50,808	4.7	67,938	5.5
Homogeneous analysis	280,800	25.7	356,603	29.1
Foreign loans	231,210	21.2	318,439	26.0
Unallocated	53,600	4.9	38,104	3.2
Total loan loss allowances from continuing operations	1,092,545	100.0	1,224,757	100.0

Specific allowances decreased from €476.1 million in 2005 to €443.7 million in 2006 due to write-offs of loans to certain large corporate customers.

Allowances under the homogeneous analysis increased from €280.8 million in 2005 to €356.6 million in 2006, due to change in the probable losses of our mortgage portfolio resulting from the ageing of non-performing loans, minimal collections during the year and the addition of new past due loans.

Allowances for foreign loans increased from allowances €231.2 million in 2005 to €318.4 million in 2006, of which €125.9 million represents the minority’s share of Finansbank allowances. The decrease to €192.5 million not taking into account the acquisition of Finansbank is attributable to increased write-offs by our foreign entities.

Total loan loss allowance as a percentage of non-performing loans increased from 75.5% as at December 31, 2005 to 81.8% as at December 31, 2006, as a result of our acquisition of Finansbank and increased provision.

Net interest income after provision for loan losses from our continuing operations increased by 38.4% to €1,838.8 million in 2006 from €1,328.3 million in 2005.

Non-interest Income.   Non-interest income from our continuing operations increased by 19.8% to €1,757.2 million for 2006, compared to €1,466.8 million for 2005, of which 8.2% or €120.5 million was due to the effects of the acquisition of Finansbank. The following table summarizes the principal components of non-interest income during each of the two years ended December 31, 2005 and 2006:

	Year ended December 31,		2005/2006
	2005	2006	Change
	(EUR in thousands)		(%)
Credit card fees	79,675	126,981	+59.4%
Service charges on deposit accounts	38,218	40,941	+7.1%
Other fees and commissions	369,730	457,269	+23.7%
Net trading profits or (losses)	5,933	6,369	+7.3%
Net realized (losses)/gains on sales of available-for-sale securities	119,523	116,872	-2.2%
Equity in earnings or (losses) of investees	36,823	26,890	-27.0%
Other	816,871	981,961	+20.2%
Total non-interest income	1,466,773	1,757,283	+19.8%

Income from credit card fees increased by 59.4% from €79.7 million in 2005 to €127.0 million in 2006, of which 58.1 % or €46.3 million was due to the effects of the acquisition of Finansbank. Service charges on deposit accounts increased from €38.2 million in 2005 to €40.9 million in 2006, of which €6.6 million was due to the effects of the acquisition of Finansbank. Other fees and commissions in 2006 increased by 23.7% to €457.3 million against €369.7 million in 2005, of which €45.7 million or 12.4% was due to the effects of the acquisition of Finansbank. In 2006, sales of available-for-sale securities proved once again to be a profitable component of the Group’s continuing operations performance and amounted to €116.9 million in 2006 against €119.5 million in 2005, and included profits of €2.4 million of Finansbank. Other non-interest income from our continuing operations was €982.0 million in 2006, significantly increased by 20.2% from €816.9 million in 2005, (of which €6.1 million or 0.7% was due to the effects of the acquisition of Finansbank), due primarily to an increase in income from insurance operations by €117 million coupled by a 57% increase in profits on sale of properties.

Non-interest Expense.   Non-interest expense increased by 26.8% to €2,581.5 million for 2006, compared with €2,035.3 million for 2005, of which €255.7 million or 12.5% was due to the effects of the acquisition of Finansbank.

The following table summarizes the principal components of non-interest expense during each of the two years ended December 31, 2005 and 2006.

	Year ended December 31,		2005/2006
	2005	2006	Change
	(EUR in thousands)		(%)
Salaries and employee benefits	893,368	1,037, 474	16.1%
Occupancy and equipment expense	68,811	99,441	44.5%
Amortization and depreciation	84,107	98,680	17.3%
Impairment of goodwill	16,162	52,860	227.1%
Minority interests, net of tax	40,625	96,150	136.7%
Other non-interest expense	932,257	1,196,854	28.4%
Total non-interest expense	2,035,330	2,581,459	26.8%

Salaries and employee benefits relating to our continuing operations increased by 16.1% from €893.4 million for 2005 to €1,037.5 million for 2006, of which 7.4% or €65.7 million was due to the effects of the acquisition of Finansbank. Employee benefit costs in 2005 and 2006 include actuarial adjustments for pension and post-retirement defined benefit plans. In 2005 and 2006, these adjustments resulted in a charge to the income statement of €34.6 million and €63.4 million, respectively. The increase is attributable to the voluntary retirement schemes of EH Insurance, NMOC and Astir Palace Vouliagmenis Group companies, the additional cost of which reached € 38.6 million in 2006. Minority interests net of tax increased significantly due to the minority of Finansbank, which amounted to €78 million. In 2006, the absorption of National Investment Company in December 2006, resulted in an impairment of goodwill of €16.2million, while in 2006 the impairment of goodwill of National Real Estate by €52 million was attributed entirely to our logistics business unit.

Other non-interest expense increased by 28.4% from €932.3 million in 2005 to €1,196.9 million in 2006, of which 7.8% or €72.5 million was due to the effects of the acquisition of Finansbank and a €114.1 million increase in insurance provisions.

Income Before Income Tax Expense.   In 2006, the Group reported profit from continuing operations before income tax expense of €1,014.6 million, a 33.6% increase from €759.7 million in 2005, of which 14.7% or €111.7 million was due to the effects of the acquisition of Finansbank.

Income Tax Expense.   In 2006, we recognized a current tax liability of €312.5 million and a deferred tax gain of €97.8 million, of which €19.8 million current tax liability and €14.4 million deferred tax liability, respectively, was due to the effects of the acquisition of Finansbank, compared to a current tax liability of €168.2 million and a deferred tax liability of €64.6 million in 2005. Our total tax expense in 2006 amounted to €214.7 million compared to €232.8 million in 2005. The decrease in our total tax expense in 2006 was primarily due to the decrease in Greek statutory tax rates discussed below as well as EH Insurance’s and Astir Palace Vouliagmeni’s deferred tax asset on tax losses for the year.

Following legislation enacted in December 2005, the applicable Greek statutory rate of tax was reduced from 32% for 2005 to 29% for 2006, and 25% for 2007 and thereafter. Pursuant to an incentive law, the statutory tax rate for the Bank for the years 2005 and 2006 was further reduced by 4 percentage points. The effective tax rate for the Group in 2006 was approximately 21.16%.

Net Income.   For the reasons discussed above, and given that our net income from discontinued operations increased by 105.7% from €28.3 million in 2005 to €58.2 million in 2006, we had net income of €858.1 million for 2006, of which €77.3 million was due to the effects of the acquisition of Finansbank, compared with €555.2 million for 2005.

Exchange Rate Exposure.   The Group is an active participant in the foreign exchange markets and also makes loans denominated in foreign currencies. The Group’s goal in managing exchange rate exposure is to minimize the effect of exchange rate movements on profitability. The Group adheres to central bank guidelines and other guidelines applicable to the Group and actively manages its foreign currency position. To the extent that foreign currency-denominated assets are not matched with liabilities denominated in the same currencies, the Group engages in swaps and other hedging transactions in order to reduce the effects of these imbalances. Management, therefore, does not consider the Group’s foreign exchange risk to be significant with respect to the Group’s overall financial position. As at December 31, 2006, approximately 26.8% of the Group’s liabilities and 23.4% of the Group’s assets were denominated in currencies other than euro, before taking into account hedging transactions. For more information on foreign exchange risk see Item 11 “Quantitative and Qualitative Disclosures About Market Risk”.

Results of Operations for the Year Ended December 31, 2005 Compared with the Year Ended December 31, 2004

Overview.   The year ended December 31, 2005, was characterized by improved net interest income significantly higher net realized gains on sales of available for sale securities, substantially lower employee costs and significantly less provisions for the Group’s insurance operations, which were partially offset by higher tax expense as the previous year the Bank had recognized a one-off deferred tax asset. Furthermore, in 2005 the Bank agreed to sell its North American operations (which were sold during the first half of 2006) which led the classification of income from those operations as income from discontinued operations and the restatement of the income statement for the previous year.

Net Interest Income.   Our net interest income from continuing operations before provision for loan losses increased by 9.9% to €1,553.3 million for 2005, compared with €1,412.7 million for 2004, due primarily to the increase in interest income attributable to a significant increase in our loan portfolio albeit despite the increase in interest expense triggered by the expansion of our deposit base and the issuance of debt securities. Our net interest margin increased to 2.74% in 2005 from 2.63% in 2004. The components of our net interest income from continuing operations for 2004 and 2005 are reflected in the following table:

	Year ended December 31		2004/2005
	2004	2005	Change
	(EUR in thousands)		(%)
Interest Income:
Loans	1,315,110	1,591,972	+21.1%
Securities available for sale	76,074	92,843	+22.0%
Securities held to maturity	—	1,953	—
Trading assets	404,999	374,868	-7.4%
Federal funds sold and securities purchased under agreements to resell	116,153	108,673	-6.4%
Interest-bearing deposits with banks	137,221	199,607	+45.5%
Other	25,059	20,472	-18.3%
Total interest income	2,074,616	2,390,388	+15.2%
Interest Expense:
Deposits	(454,460)	(598,705)	+31.7%
Federal funds purchased and securities sold under agreements to repurchase	(153,962)	(141,889)	-7.8%
Other borrowed funds	(3,349)	(4,595)	+37.2%
Long-term debt	(44,706)	(87,240)	+95.1%
Other	(5,430)	(4,692)	-13.6%
Total interest expense	(661,907)	(837,121)	+26.5%
Net interest income before provision for loan losses	1,412,709	1,553,267	+9.9%
Provision for loan losses	(201,234)	(225,013)	+11.8%
Net interest income after provision for loan losses	1,211,475	1,328,254	+9.6%

Total interest income for the Group’s continuing operations increased by 15.2% to €2,390.4 million for 2005 from €2,074.6 million for 2004. The increase is principally attributable to a 21.1% increase in interest income from loans in 2005 compared with 2004, reflecting a robust growth in the Group’s lending activities, mainly resulting from the expansion of our retail book. We believe this growth was largely due to our ability to cross-sell to our existing customer base in Greece and to an increase in the types of products offered to customers in the SEE region. Relatively stable-lending spreads also contributed to the growth in interest income from loans in 2005. The expansion of our lending activities was financed by cash inflows from our securities portfolio and the issuance of €230 million of CMS Linked Preferred Notes, which are counted as Tier I capital, and JPY 30 billion of subordinated notes. As a result, interest income from our securities portfolio decreased, while interest expense on long-term debt increased. Other interest income for the Group’s continuing operations in decreased from €25.1 million in 2004 to €20.5 million in 2005.

Total interest expense for the Group’s continuing operations increased by 26.5% to €837.1 million for 2005 from €661.9 million for 2004 due to an increase in interest on deposits and long term debt. Interest on deposits increased by 31.7% in 2005, reflecting the expansion of our deposit base in 2005. Our interest bearing deposits increased by 15.3% from €35,027.0 million in 2004 to €40.378.7 million in 2005. Interest expense on long-term debt also increased by 95.1% due to the raising of €350 million and USD $180 million in November 2004 and of €230 million in February 2005 through the issuance by NBG

Funding Limited of CMS Linked Preferred Notes, which are counted as Tier I capital, and JPY 30 billion in June 2005 through the issuance by NBG Finance of subordinated notes.

Provision for Loan Losses.   The Group’s continuing operations recorded provisions of €201.2 million for 2004, which increased by 11.8% to €225.0 million for 2005 due principally to increased provisions by NBG, and UBB.

Activity in the loan loss allowances for the two years ended December 31, 2004 and 2005 was as follows:

	2004	2005
	(EUR in thousands)
Balance at beginning of the year	1,047,493	1,115,212
Less: Amounts attributable to discontinued operations	—	(15,654)
Add: Provisions for loan losses from continuing operations	201,234	225,013
Provisions for loan losses from discontinued operations	(1,393)	—
Write-offs	(130,431)	(245,881)
Recoveries(1)	1,929	7,058
Less: Net write-offs	(128,502)	(238,823)
Exchange differences and other variations	(3,620)	6,797
Balance at end of year	1,115,212	1,092,545

(1)             Recoveries after write-offs of non-performing loans are minimal as, under Greek regulations, non-performing loans cannot be written off until all legal remedies for recovery have been exhausted.

During the period under review, total loan loss allowance from our continuing operations decreased by 0.6% from €1,099.6 million in 2004 to €1,092.5 million in 2005, due to increased write-offs and generally, as well as €57.7 million in write-offs taken by the Bank following the implementation of the compounding law. The decrease in our loan loss allowance occurred despite the increase in our provisions from €201.2 million to €225.0 million in 2005. Total loans attributable to our continuing operations increased by 18.5% from €25,892.7 million as at December 31, 2004 to €30,674.2 million as at December 31, 2005. At the same time, write- -offs increased by 88.6% from €130.4 million in 2004 to €245.9 million in 2005 reflecting the Group’s policy to write off all loans that have been determined to be unrecoverable as well as write- -offs due to the effects of the Compounding law.

The Group’s loan loss allowance consists of five principal components. These are: specific allowances, coefficient analysis, homogenous analysis, foreign loans and unallocated losses. See Item 4.E, “Selected Statistical Data—Credit Quality—Allowance for Loan Losses—Methodology.”

	At December 31,
	2004		2005
	(EUR in thousands)	(%)	(EUR in thousands)	(%)
Specific allowances	438,439	39.3	476,127	43.1
Coefficient analysis	112,182	10.1	50,808	4.6
Homogeneous analysis	300,900	27.0	280,800	25.4
Foreign loans	186,958	16.7	231,210	20.9
Unallocated	61,079	5.5	53,600	4.8
Total loan loss allowances form from continuing operations	1,099,558	98.6	1,092,545	98.8
Total loan loss allowances form from discontinued operations	15,654	1.4	13,148	1.2
Total loan loss allowances	1,115,212	100.0	1,105,693	100.0

Specific allowances increased from €438.4 million in 2004 to €476.1 million in 2005 due to the economic deterioration of certain large corporate customers.

Allowances under the coefficient analysis decreased from €112.2 million in 2004 to €50.8 million in 2005 due to write- offs.

Allowances under the homogeneous analysis decreased from €300.9 million in 2004 to €280.8 million in 2005, due to write- offs.

The increase in allowances for foreign loans from €186.9 million in 2004 to €231.2 million in 2005, is attributable to the expansion of our non- Greek branches and subsidiaries’ loan portfolio s.

Total loan loss allowance as a percentage of non-performing loans dropped from 79.6% as at December 31, 2004 and to 75.5% as at December 31, 2005, as a result of increased write- -offs.

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

Income from credit card fees from our continuing operations increased by 5.9% from €75.2 million in 2004 to €79.7 million in 2005 reflecting the expansion of our credit cards business in SEE. In 2005, trading profits from our continuing operations were almost flat and amounted to €5.9 million compared to €5.5 million in 2004. In 2005, sales of available-for-sale securities proved to be a profitable component of the Group’s continuing operations performance and amounted to €119.5 million as against €16.3 million in 2004 mainly due to our long bond and equity exposure and improved market conditions. Equity in earnings of investees increased by 863.4% amounting to €36.8 million compared to €3.8 million in 2004 reflecting the good performance of our non-financial equity investee companies in 2005. Other non-interest income from our continuing operations was €817.0 million in 2005, slightly increased by 1.1% from €807.7 million in 2004. This result was mainly due to a €4.1 million increase in income from insurance operations, a €1.3 million increase in hotel revenues and a €1.3 million increase in profit from sales of properties and a €3.6 million increase in income from miscellaneous items against a €0.7 million of losses in warehouse fees.

Non-interest Expense.   Non-interest expense decreased by 12.5% to €2,035.3 million for 2005, compared with €2,327.0 million for 2004.

The following table summarizes the principal components of non-interest expense during each of the two years ended December 31, 2004 and 2005.

	Year ended December 31,		2004/2005
	2004	2005	Change
	(EUR in thousands)		(%)
Salaries and employee benefits	956,871	893,368	-6.6%
Occupancy and equipment expense	71,038	68,811	-3.1%
Amortization and depreciation	105,177	84,107	-20.0%
Other than temporary impairment in available for sale securities	7,980	—	—
Impairment of goodwill	—	16,162	—
Other non-interest expense	1,185,930	972,882	-18.0%
Total non-interest expense	2,326,996	2,035,330	-12.5%

Salaries and employee benefits relating to our continuing operations decreased by 6.6% from €956.9 million for 2004 to €893.4 million for 2005. The burden of costs associated with the Bank’s and EH’s voluntary early retirement schemes, under which 1,511 of the Bank’s employees and 224 of EH employees retired in 2004. Employee benefit costs in 2004 and 2005 include actuarial adjustments for pension and post-retirement defined benefit plans. In 2004 and 2005, these adjustments resulted in a charge to the income statement of €44.9 million and €34.6 million, respectively, to reflect shortfalls in the Group’s continuing operations defined benefit pension plans. In 2005, we did not record any other than temporary impairment in available for sale securities compared to €8.0 million in 2004 representing the unrealized losses of certain equity securities. The absorption of National Investment Company in December 2005, resulted in an impairment of goodwill of €16.2 million.

Other non-interest expense decreased by 18.0% from €1,185.9 million in 2004 to €972.9 million in 2005, due principally to approximately €205 million of decreased insurance provisions.

Income Before Income Tax Expense.   In 2005, the Group reported income from continuing operations before income tax expense of €759.7 million, a 339.8% increase from €172.8 million in 2004, due to the benefits from the Bank’s and EH’s voluntary early retirement program, and the increase in our net interest income for the year, the gains from available for sale securities and decreased insurance provisions.

Income Tax Expense.   In 2005, we recognized a current tax liability of €168.2 million and a deferred tax liability of €64.6 million compared to a current tax liability of €182.0 million and a deferred tax gain of €188.0 million, respectively, in 2004. Our total tax expense in 2005 amounted to €232.8 million compared to a tax benefit of €6.0 million in 2004. The decrease in our current tax expense in 2005 is primarily due to the change in Greek statutory tax rates discussed below.

The applicable Greek statutory rate of tax for the Group was 32% in 2005 compared to 35% in 2004. Following legislation enacted in December 2004, the applicable Greek statutory rate of tax was reduced from 35% for 2004 to 32% for 2005, 29% for 2006 and 25% for 2007 and thereafter. Pursuant to an incentive law, the statutory tax rate for the Bank for the years 2005 and 2006 is further reduced by 5 percentage points. Furthermore, the deferred tax gain in 2004 is principally attributable to the recognition of a deferred tax asset of €281.7 million stemming from a revaluation of fixed assets to market values as allowed by Greek legislation for tax purposes. The effective tax rate for the Group was approximately 29% (See Note 31 to the U.S. GAAP financial statements included in this Annual Report).

Net Income.   For the reasons discussed above, and given that our net income from discontinued operations decreased by 10.2 % from € 31.5 million in 2004 to €28.3 million in 2005, we had net income of €555.2 million for 2005 compared to €210.3 million for 2004.

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

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (SFAS 158), which requires the recognition of a plan’s over funded or under-funded status as an asset or liability with an offsetting adjustment to Accumulated Other Comprehensive Income (OCI). SFAS 158 further requires the determination of the fair values of a plan’s assets at a company’s year-end and recognition of actuarial gains and losses, prior service costs or credits, and transition assets or obligations as a component of Accumulated OCI. This statement was effective as of December 31, 2006. The adoption of SFAS 158 reduced Accumulated OCI by approximately EUR 57,337 thousand after tax in 2006.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and enhances disclosures about fair value measurements. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 is effective for the Corporation’s financial statements issued for the year beginning on January 1, 2008, with earlier adoption permitted. Management is currently evaluating the impact of the adoption of SFAS 157 on the Groups financial condition and results of operations.

In July 2006, the FASB released FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. The Group will adopt FIN 48 on January 1 2007. The adoption of FIN 48 is not expected to have a material impact on the Group’s financial condition and results of operation.

In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159), which allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. Subsequent changes in fair value of these financial assets and liabilities would be recognized in earnings when they occur. SFAS 159 further establishes certain additional disclosure requirements. SFAS 159 is effective for the Group’s financial statements for the year beginning on January 1, 2008, with earlier adoption permitted. Management is currently evaluating the impact and timing of the adoption of SFAS 159 on the Group’s financial condition and results of operations.

For further information, please see Note 3 to the U.S. GAAP financial statements.

B.   Liquidity and Capital Resources

Our principal sources of liquidity are our deposit base and, to a lesser extent, interbank borrowings and long-term debt. We also derive liquidity from the results of our operations and disposals of securities and other assets.

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

The following table provides a summary of our interbank borrowing activity for each of the three years ended December 31, 2004, 2005 and 2006.

	Year ended December 31,
	2004	2005	2006
	(EUR in thousands)
Interbank lending	4,859,268	1,322,015	2,272,043
Interbank borrowing	(1,488,955)	(2,300,087)	(2,846,301)
Net interbank lending/(borrowing)	3,370,313	(978,072)	(574,258)

Operating cash flow also provides us with an important source of liquidity. The following table provides a summary of our cash flows for each of the three years ended December 31, 2004 ,2005 and 2006.

	Year ended December 31,
	2004	2005	2006
	Restated	Restated
	(EUR in thousands)
Cash flows from operating activities from continuing operations	3,249,907	(1,788,310)	2,017,509
Cash flows from operating activities from discontinued operations	39,687	48,878	(2,297)
Cash flows from investing activities from continuing operations	(2,602,185)	(1,288,149)	(7,976,758)
Cash flows from investing activities from discontinued operations	23,015	(72,821)	824
Cash flows from financing activities from continuing operations	(623,391)	3,951,018	6,255,873
Cash flows from financing activities from discontinued operations	(166,921)	(4,608)	—
Effect of exchange rate change on cash and cash equivalents	(6,624)	13,470	5,937
Net (decrease)/increase in cash and cash equivalents	(86,512)	859,478	301,088

During 2004, our loan portfolio increased by €4,242.4 million while our investments in securities decreased by €1,966.2 million. In addition, federal funds sold and securities purchased under agreements to resell increased by €326.2 million. This lending activity was funded primarily by cash inflows due to the decrease in trading assets of €3,233.3 million and an increase in long-term debt of €476.8 million.

During 2005, our loan portfolio attributable to our continuing operations increased by €4,781.5 million. This lending activity was funded by excess liquidity from deposits which increased by €6,584.2 million.

During 2006, our loan portfolio attributable to continuing operations increased by € 13,082.6 million, of which €6,786.8 million was due to the effects of the acquisition of Finansbank, and our acquisitions of Finansbank and Vojvodjanska resulted in an increase in goodwill of €2,044.8 million. This lending activity was funded by excess liquidity from deposits, which increased by €10,634 million and an increase in long-term debt of €2,293.6 million, of which €5,943.9 million and €1,601.1 million, respectively, was due to the effects of the acquisition of Finansbank, whereas our acquisitions were funded by our share capital increase of €3,000.8 million in July 2006.

Our capital expenditure requirements, excluding interests in other companies, have been principally for upgrading our information technology and other electronic systems and for general plant and equipment. Capital expenditure for the Bank, excluding such interests in other companies, amounted to €92 million in 2006. See Item 4.A, “History and Development of the Company”. We fund our capital expenditure requirements principally through operating cash flow.

Our capital expenditures also include interests acquired in other companies, amounting to an additional €2,642.8 million for the year ended December 31, 2006. This amount principally represents the acquisition of a 46% stake in Finansbank in August 2006, the acquisition of a 99.4% stake in Vojvodjanska in December 2006 and the participation in Banca Romaneasca’s capital increase in February 2006.

The Group’s Treasury is active across a broad spectrum of capital market products and operations, including bonds and securities, interbank placements in the international money and forex markets and market-traded and OTC financial derivatives. For more information on the activities of our Treasury Division, See ITEM 4 “Information on the Company/Treasury Activities”.

At December 31, 2006, total assets were €75,713.7 million, a 26.1% increase from the Group’s total assets of €60,007.5 million, at December 31, 2005, which in turn was a 9.8% increase from the Group’s total assets of €54,652.8 million at December 31, 2004. Deposits with the central bank were €2,110.2 million in 2006, €1,184.4 million in 2005 and €390.8 million in 2004. Federal funds sold and securities purchased under agreements to resell from our continuing operations were €2,398 million in 2006, €2,495.7 million in 2005 and €3,773.5 million in 2004. Interest-bearing deposits with other banks from our continuing operations were €2,272.0 million in 2006, €1,322.0 million in 2005 and €4,842.5 million in 2004. The Group’s continuing operations securities portfolio was €11,529.3 million at December 31, 2006, €11,186.5 million at December 31,  2005 and €12,903.1 million at December 31, 2004.

The Group’s continuing operations loan portfolio grew from €25,892.7 million at December 31, 2004 to €30,674.2 million at December 31, 2005 and to €43,756.8 million at December 31, 2006. At December 31, 2006, the Group’s loan portfolio accounted for 57.8% of total assets. Allowance for loan losses from continuing operations decreased slightly from €1,099.6 million in 2004 and to €1,092.5 million in 2005 and then increased to 1,224.8 in 2006. See Item 4.E, “Selected Statistical Data—Assets—Loan Portfolio”.

Deposits attributable to our continuing operations increased from €38,679.1 million at December 31, 2004 to €45,251.1 million at December 31, 2005 and to €55,885 million at December 31, 2006. Of these, interbank deposits increased from €1,636.9 million at year-end 2004 to €2,400.0 million in 2005 and then increased to €3,035.9 million in 2006.

Although, subject to certain exceptions, Greek law does not allow an entity to acquire and own its own shares, subsidiaries in Greece were allowed to own and trade in the market shares of their parent company until March 16, 2001, and may continue to own shares acquired prior to such date. Treasury stock in our financial statements represents shares of the Bank owned by the Bank or our subsidiaries. Treasury stock has increased to €26.8 million at December 31, 2006 from €1.1 million at December 31, 2005 but has decreased from €210.1 million at December 31, 2004.

Greek law substantively prohibits subsidiaries from transferring funds to their parent company through loans or advances by deeming such transfers null and void. Subsidiaries are also constrained in their ability to transfer funds to a parent company in the form of dividends by applicable corporate laws. For example, under Greek law, no distribution of dividends can be effected if, on the closing date of the relevant financial year, the total shareholders’ equity is, or would be as a result of such a distribution, lower than the sum of the company’s share capital and reserve amounts. See Item 8.A(8), “Financial Information—Consolidated Statements and Other Financial Information”. We do not believe that any of these legal provisions have had, or will have, a material impact on the Bank’s ability to meet its cash obligations. We believe that our working capital is sufficient for our present requirements. For further discussion of Liquidity and Capital Resources, see Notes 22, 23, 27 and 28 to the U.S. GAAP Financial Statements.

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

Risk Management Policies

Group risk management policies are approved the Bank’s Risk Management Committee  (the “RMC”), which is composed of the Chief Executive Officer, the Deputy Chief Executive Officer and one non-executive member of the Board of Directors. The RMC is responsible for all strategic risk management decisions including the approval and review of risk strategy, policies and capital adequacy and allocation as well as overseeing the GRMD. For more information on the Board Risk Committee, see Item 6C, “Board Committees”.

The GRMD is responsible for protecting the Group against unforeseen losses and maintaining earnings stability through independent identification and assessment of risks, developing the Group organizational structure under best banking practices for risk management, developing transparent, objective and consistent risk management information as the basis for sound decision making and maximizing the Bank’s earnings potential by measuring performance on a risk-adjusted basis and allocating capital accordingly. In addition, the GRMD is responsible for providing the RMC and the Senior Executive Committee with accurate data and analysis required for measuring, monitoring and managing risks and for supporting the implementation of risk management decisions. For more information on the Senior Executive Committee, see Item 6A, “Board of Directors and Senior Management”.

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

The members of ALCO are:

Takis Arapoglou (Chairman)
Ioannis Pechlivanidis (member)
Anthimos Thomopoulos (member)
Paul Mylonas (member)
Petros Christodoulou (member)
Michael Oratis (member)
Demetrios Lefakis
Ioannis Kyriakopoulos (member)
Leonidas Fragiadakis (member)

Internal Audit

The Internal Audit—Inspection Division of the Bank & Group (IAID) is administratively independent from the other Bank Units and is authorized to conduct planned and special audits to assist the Bank in achieving its objectives by (a) offering a systematic, disciplined approach in evaluating the effectiveness of risk management, internal controls and corporate governance, (b) recommending appropriate measures to improve their efficiency and effectiveness and (c) monitoring the implementation of corrective actions.

The Audit Committee, composed of five non executive/ independent members of the Board of Directors, supervises the activity of the IAID. The Chief Audit Executive is a General Manager of the Bank who is assigned or discharged only by the NBG Board of Directors, in accordance with the Audit Committee proposal and relevant recommendation by the Bank’s CEO, under notification to the Regulatory Authorities (Bank of Greece). The Chief Audit Executive reports on the IAID’s activities to the Audit Committee, during regular monthly meetings and to the Board of Directors of the Bank, through the Audit Committee, quarterly.

In the frame of the NBG Group strategic planning, the IAID develops a three year rotating business plan to accomplish its strategic goals. The current plan for 2007 -2009 is in the process of being implemented.

Given the rapid expansion of the NBG Group in the SEE and the recent guidelines regarding the operation of the Internal Audit Units, issued by the Regulatory Authorities, the Board of Directors of the Bank recently approved a new Charter and a new organization structure for the IAID to enable it to operate effectively at a Group level. On the basis of the new Charter the IAID is the central coordinating Unit for all the Internal Audit Units (IADs) of the Group and is charged to develop and enforce consistent standards for their operations, in full compliance with the Regulatory Guidelines and the International Standards for the Professional Practice of the Internal Auditing of the Institute of Internal Auditors (IIA).

The IAID in order to fulfill its new role, completed successfully an aggressive recruitment plan in 2006, incorporating 25 qualified senior auditors and audit managers from the market, the majority of whom hold Postgraduate Degrees and/or Certifications (CIA, CISA, ACCA, etc), as well as 25 promising Bank employees. At the same time, several senior auditors with significant number of years of service at the IAID, were promoted out to key positions at various units within the Group. As a result of this restructuring the Division’s headcount was 154 employees, as at December 31, 2006, but after the completion of the restructuring program, in 2007, the headcount was 135, not including the Chief Audit Executive. Out of the 135 employees, 21 are Managers, 100 Auditors and 14 Administrative staff. It should be noted that the headcount of the staff of the other IAUs of the Group was 121, as at December 31, 2006.

The IAID uses an in house developed risk assessment methodology based on international practices to construct its annual audit plan, which is submitted for approval to the Bank’s Audit Committee. The IAID is currently developing a uniform internal audit methodology that is going to be adopted across all the IAUs of the Group, and is aiming to construct the first integrated Group wide Annual Audit Plan on a pilot basis in 2008. The Group wide Audit Plan will be materialized, utilizing resources from the IAID, the local IAUs, or jointly from both, depending on the criticality of the auditable unit and the specialized know-how that is required. According to the IAID’s methodology the high risk areas will be audited on a yearly basis while the medium and low risk at least every three years.

During the second semester of 2006 following a resolution of the NBG’s Board of Directors, IAID allocated a significant part of its resources to the Sarbanes-Oxley, Section 404 compliance project, as it was considered of major importance for the Bank.

Since mid 2006, senior Managers and Auditors participated as coordinators, Heads or members of committees and work groups in all of the phases of the Project (72 persons at peak), mainly for the assessment of the controls’ design and operating effectiveness, the deficiencies’ identification and the submission of proposals for their remediation. The participation concentrated mainly in the auditing of a) Entity level Controls, b) Financial Statements Closing Processes, c) Information Technology General Controls, and d) Manual, IT Dependant and IT application Controls.

Regardless the participation to the SOX project, the IAID managed to complete the Annual Audit Plan nearly in its entirety.

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

The Group’s principal source of liquidity is the deposit base of the Bank. The Bank’s principal sources of liquidity are its deposit base and, to a lesser extent, interbank borrowings. The Bank operates a network of 557 branches in Greece, and its domestic customer deposit base accounts for 28.8% of the Greek deposit market (savings and sight accounts) as at December 31, 2006. This provides the Bank with sufficient euro and foreign currency liquidity to fund its operations and treasury positions. We also derive liquidity from the results of our operations and disposals of securities and other assets. In recent years, we have generally been in a position of excess liquidity due to our large domestic deposit base. Deposits have funded the securities portfolio, loans to customers and reserve balances held at the central bank. Although the Bank was required to deposit a high proportion of foreign currency with the Greek central bank pursuant to reserve requirements, we were able to fund foreign currency assets, including foreign currency loans to domestic customers, through our foreign currency deposit base. We participate in the interbank deposit market (denominated in euro and all major currencies) and enter into foreign exchange forward transactions with maturities up to a year. The net open positions carried are small and largely offset against the deposit base in the respective currency.

The maturities of the Group’s assets and liabilities traditionally have been heavily weighted toward short-term maturities. As at December 31, 2006, approximately 11% of the Group’s deposits were demand deposits with no specified maturity. Approximately 93% of the Group’s deposits had maturities of less than three months at December 31, 2006. At December 31, 2006, 38.8% of the Group’s loans with customers had a maturity of less than one year. Loans to customers with maturities in excess of 5 years represented 32.7% of the Group’s total loan portfolio at December 31, 2006. Over 88.6% of the Group’s interest bearing deposits with banks had maturities of less than three months at December 31, 2006. As a result medium-term and long-term liabilities of the Group were insignificant. In the course of its euro-denominated lending activities, the Group permits mismatched positions resulting from liabilities having shorter average maturities than assets as it considers demand and savings deposits to be relatively stable given past experience.

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

At December 31, 2006, 56.5% of the interest bearing securities of the Group, including securities purchased under agreements to resell, and 81.5% of customer loans, were at floating rates of interest. These assets are funded by liabilities having an average maturity of less than one year.

Assets and Liabilities by Currency Denominations

The following table sets forth the assets and liabilities and shareholders’ equity by those denominated in euro and those denominated in other currencies for the Group under U.S. GAAP at December 31, 2004, 2005 and 2006.

	Year ended December 31,
	2004			2005			2006
	EUR	Other Currency	Total	EUR	Other Currency	Total	EUR	Other Currency	Total
	(in thousands)
Assets:
Cash and due from banks	440,460	262,948	703,408	1,167,654	343,318	1,510,972	1,087,724	776,250	1,863,974
Deposits with central Bank	283,848	106,920	390,768	1,067,670	116,713	1,184,383	1,644,698	465,493	2,110,191
Federal funds sold and securities purchased under agreements to resell	3,765,176	19,294	3,784,470	2,493,680	2,053	2,495,733	2,385,914	12,183	2,398,097
Interest bearing deposits with Banks	3,294,423	1,564,845	4,859,268	277,620	1,044,395	1,322,015	511,735	1,760,308	2,272,043
Money market investments	79,614	70,409	150,023	67,897	111,176	179,073	168,653	199,000	367,653
Trading assets and derivative Instruments	10,174,565	567,031	10,741,596	13,711,152	236,736	13,947,888	12,522,908	484,258	13,007,166
Available- for-sale, at fair value	2,018,111	1,530,270	3,548,381	2,050,985	556,024	2,607,009	2,564,009	1,591,057	4,155,066
Held to maturity	—	—	—	20,867	—	20,867	—	—	—
Equity method investments	200,972	—	200,972	230,117	—	230,117	228,521	6,049	234,570
Loans	22,748,031	4,427,374	27,175,405	27,176,041	3,498,132	30,674,173	34,215,388	9,541,455	43,756,843
Less: Allowance for loan losses	(926,081)	(189,131)	(1,115,212)	(893,005)	(199,540)	(1,092,545)	(960,751)	(264,006)	(1,224,757)
Net loans	21,821,950	4,238,243	26,060,193	26,283,036	3,298,592	29,581,628	33,254,637	9,277,449	42,532,086
Intangible assets	331,109	33,895	365,004	327,984	19,402	347,386	609,599	1,949,897	2,559,496
Premises and equipment net	658,308	129,969	788,277	646,145	99,035	745,180	614,064	336,498	950,562
Customers’ liability on acceptances	12	699	711	—	205	205	—	—	—
Accrued interest receivable	551,930	35,354	587,284	515,522	19,072	534,594	502,686	197,974	700,660
Other assets	1,220,103	1,252,322	2,472,425	2,071,232	474,700	2,545,932	2,032,918	529,256	2,562,174
Assets held for sale	—	—	—	—	2,754,517	2,754,517	—	—	—
Total assets	44,840,581	9,812,199	54,652,780	50,931,561	9,075,938	60,007,499	58,128,066	17,585,672	75,713,738

	Year ended December 31,
	2004			2005			2006
	EUR	Other Currency	Total	EUR	Other Currency	Total	EUR	Other Currency	Total
	(in thousands)
Liabilities and Shareholders’ Equity:
Total deposits	31,131,829	9,110,847	40,242,676	36,277,754	8,973,330	45,251,084	42,316,583	13,568,478	55,885,061
Central bank borrowings	—	1,411	1,411	—	353	353	22	1,002	1,024
Securities sold under agreements to repurchase	6,080,123	584,659	6,664,782	2,682,877	43,940	2,726,817	2,961,896	75,607	3,037,503
Other borrowed funds	14,708	181,915	196,623		195,690	195,690	2,004	293,239	295,243
Acceptances outstanding	12	699	711	204	1	205	—	—	—
Accounts payable, accrued expenses and other liabilities	2,468,093	158,564	2,626,657	2,981,786	444,737	3,426,523	1,848,937	2,039,637	3,888,574
Long-term debt	1,503,847	144,400	1,648,247	2,147,691	4,251	2,151,942	1,950,829	2,494,736	4,445,565
Insurance reserves	1,513,175	—	1,513,175	1,499,971	37,157	1,537,128	1,679,442	54,124	1,733,566
Liabilities held for sale	—	—	—	—	2,255,132	2,255,132	—	—	—
Total liabilities	42,711,787	10,182,495	52,894,282	45,590,283	11,954,591	57,544,874	50,759,713	18,526,823	69,286,536
Minority interests	167,336	14,604	181,940	69,505	19,672	89,177	33,671	754,974	788,645
Total shareholders’ equity	1,440,386	136,172	1,576,558	2,113,908	259,540	2,373,448	5,381,916	256,641	5,638,557
Total liabilities and shareholders’ equity	44,319,509	10,333,271	54,652,780	47,773,696	12,233,803	60,007,499	56,175,300	19,538,438	75,713,738

Capital Adequacy

The capital adequacy ratios applicable to Greek banks conform to EU requirements, in particular the Own Funds Directive, the Solvency Ratio Directive and the Capital Adequacy Directive. See Item 4.B, “Business Overview—Regulation and Supervision of Banks in Greece”. It is the aim of the Bank to maintain a capital ratio in excess of the 8% ratio required by the Greek supervisory authority. At December 31, 2005, the Bank and the Group had €2,526 million and €3,855 million, respectively, of Tier I capital and €4,575 million and €4,757 million of total capital, respectively. At December 31, 2006, the Bank and the Group had €5,569 million and €5,378 million, respectively, of Tier I capital and €8,071 million and €6,778 million of total capital, respectively.

The following table shows the EU capital adequacy ratios for the Bank and the Group at December 31, 2002, 2003, 2004 , 2005 and 2006.

	Year ended December 31,
	2002		2003		2004		2005		2006
	Tier I	Total	Tier I	Total	Tier I	Total	Tier I	Total	Tier I	Total
Bank	9.5%	12.6%	9.9%	11.3%	10.3%	15.8%	9.3%	16.8%	15.9%	23.1%
Group	7.4%	10.4%	9.0%	10.2%	11.9%	14.8%	12.3%	15.2%	12.4%	15.6%

C.   Research and Development, Patents and Licenses

We have not engaged in any significant research and development activities during any of the last three financial years.

D.   Trend Information

The recent months have been characterized by fluctuating economic activity in the Eurozone, and high crude oil prices. Further, despite prior depreciation, the Turkish Lira has appreciated against the euro since our acquisition of Finansbank in August 2006. We do not know how these counteracting forces will evolve in the future and how these could influence the demand for our products and services, the credit quality of borrowers (with the corresponding pressures on our risk management) as well as income from foreign operations and revenues from foreign exchange dealing. In addition, a flattening of the yield curve has had a negative impact on our net interest income both in the United States and the Euro zone. However, we expect that in 2007 the decline in the asset yield will slow and that the negative impact of the flattening of the yield curve will be compensated by growth in loan volume.

E.   Off-balance Sheet Arrangements

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by a bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. See Note 28 to the U.S. GAAP Financial Statements included in this Annual Report. All of these arrangements are related to the normal lending activities of the Group.

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

The following tables summarize the Group’s off-balance-sheet financial instruments, whose contract amounts represent credit risk, as of December 31, 2004 , 2005 and 2006:

	2005	2006
	(EUR in thousands)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit:
Commercial and personal	10,090,651	22,739,661
Commercial real estate	60,807	44,991
Residential real estate	681,003	622,607
Commercial letters of credit	207,544	184,782
Standby letters of credit and financial guarantees written	2,921,104	5,769,479
Total	13,961,109	29,361,520

F.   Tabular Disclosure of Contractual Obligations

Our contractual obligations as at December 31, 2006, can be summarized as follows:

	Year ended December 31, 2006
	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	(amounts in EUR thousands)
Long-Term Debt Obligations	—	—	62	—	62
Capital (Finance) Lease Obligations	24,499	43,659	37,811	73,501	179,470
Operating Lease Obligations	50,705	119,134	49,191	126,145	345,175
Purchase Obligations	121,840	—	—	—	121,840
Total	197,044	162,793	87,064	199,646	646,547

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

While the Greek Government has no statutory right to appoint directors of the Bank, it has significant indirect influence on the Bank through the 17.9% owned by pension funds (as at June 11, 2007) and therefore may have the de facto ability to appoint certain or all directors through the exercise of its voting rights. The chairman is elected by the Board of Directors.

The Board of Directors meets monthly, at a minimum, as required pursuant to Article 20 of Greek Codified Law 2190/1920 and the Bank’s Articles of Association, and extraordinarily when the Chairman considers necessary or at the request of any two directors. The quorum for a Board of Directors meeting is a majority of all Board members. In addition, at least five directors must be physically present at the meeting. Resolutions are adopted by majority vote of those present and those who have submitted proxies. Each director has one vote but may also represent one other director by written proxy. Following the Bank’s Annual General Meeting held on May 25, 2007, the Board of Directors is now as follows:

Executive Members
Efstratios-Georgios (Takis) A. Arapoglou	Chairman—Chief Executive Officer
Ioannis G. Pechlivanidis	Vice Chairman—Deputy Chief Executive Officer
Non-Executive Members
Ioannis C. Yiannidis	Professor, University of Athens Law School
George Z. Lanaras	Shipowner
Achilleas D. Mylonopoulos	Employees’ representative
John P. Panagopoulos	Employees’ representative, Chairman, Federation of Greek workers
Stefanos G. Pantzopoulos	Business consultant, former certified auditor
Independent Non-Executive Members
H.E. the Metropolitan of Ioannina Theoklitos
Stefanos C. Vavalidis	Member of the Board of Directors, European Bank for Reconstruction & Development
Dimitrios A. Daskalopoulos	Chairman and Managing Director, Delta S.A., Chairman, Federation of Greek Industrialists
Nikolaos D. Efthymiou	Chairman, Association of Greek Shipowners
George I. Mergos	Professor, University of Athens, Governor of IKA (Social Security Fund)
Constantinos D. Pilarinos	Economist, General Manager of Finances and Technical Services, Church of Greece
Ploutarchos K. Sakellaris	Professor, University of Athens, and Chairman, Council of Economic Advisors
Drakoulis K. Fountoukakos-Kyriakakos	Chairman, Athens Chamber of Commerce and Industry

On August 30, 2006, Mr. Mylonopoulos, the employees’ representative, was elected as a non-executive member of the board after the resignation of Mr. G. Athanasopoulos. On February 21, 2007, Mr. Stavrou was elected as a non-executive board member in the position of the deceased I. Vartholomeos. Furthermore, on March 15, 2007, Mr. Mergos was elected as a non-executive board member in the position of Mr. Stavrou.

Curricula vitae

Below are the curricula vitae of the Chief Executive Officer and Deputy Chief Executive Officer, as well as those of the principal managers running various businesses of the Bank.

Chairman—Chief Executive Officer

Efstratios-Georgios (Takis) Arapoglou.   Mr. Arapoglou, age 56, became Chairman and Chief Executive Officer of the Bank on March 19, 2004. He is a graduate of the University of Athens School of Mathematics (1974), and holds a BSc in Naval Architecture from the University of Glasgow (1977) and an

MSc in Management from the University of Brunel, London (1978). From 1978 to 1991 he worked for Paine Webber, Citicorp Investment Bank and Chase Investment Bank in London specializing in debt and equity capital markets, derivatives and strategic consulting for multinational companies, financial organizations and governments in North America, Scandinavia and Western Europe. In 1991, he became President and Chief Executive Officer of the Ionian and Popular Bank of Greece Group. He was also appointed President of DIAS Interbanking Systems S.A., overseeing the completion of the project, which was delivered to the Greek banking system in 1993. From 1994 to 1997, he served as General Manager of American Express-Greece and in 1997 became General Manager of Citibank/Citigroup-Greece. In 2000, he joined Citigroup in London as managing director and global banks industry head, and at the beginning of 2004 became senior advisor on global corporate and investment banking.

He has served as a member of the Supervisory Boards of Citibank-Sweden (1984/85) and Chase Manhattan Bank-Finland (1989/90), the Boards of the Hellenic Bank Association (1991/93) and the Egyptian American Bank, an American Express subsidiary in Egypt (1994/96), and the Asset and Liability Committee of Citigroup Europe. Since 2005, he has served as President of the Hellenic Banks Association.

Vice Chairman and Deputy Chief Executive Officer

Ioannis Pechlivanidis.   Mr. Pechlivanidis, age 54, was appointed Vice President and Deputy Chief Executive Officer of the Bank on April 22, 2004. He holds a BA in Economics from Wesleyan University, USA, and an MSc in Economics from the London School of Economics. He worked at The First National Bank of Chicago from 1980 to 1989, subsequently becoming Loan Manager at the Bank of America. In 1990, he joined Xiosbank, becoming General Manager in 1997. In 1999, he was appointed to the post of Deputy Managing Director of Piraeus Bank, going on to become Managing Director of Millennium bank in Athens. Since 2003, until taking up his new appointment, he held the post of first Vice-Chairman of Bank Post (a subsidiary of Eurobank in Romania).

In line with the new organizational structure of the Bank, all the General Divisions, as well as the Marketing Division and the Historical Archive Sub-Division, report directly to the Chief Executive Officer and Deputy Chief Executive Officer.

The business address of the Chief Executive Officer and Deputy Chief Executive Officer is 86 Eolou Street, 10232 Athens, Greece.

Key Management

Dr. Ömer A. Aras, age 53 is Vice Chairman of the Board of Directors and CEO of Finansbank. Dr. Aras graduated from the Academy of Economic and Commercial Sciences, Department of Economics, in 1975. He received an MBA in 1978 and a PhD in Business Administration in 1981 from Syracuse University. From 1981 to 1984, he was a faculty member at the Business Administration Department of Ohio State University and worked as a consultant. Between 1984 and 1987, he served as Credit Marketing Manager and Credit Committee Member at Citibank and worked as the Head of Yapı Kredi Securities. Dr. Aras participated in the founding of Finansbank in 1987, where he served as Assistant General Manager for two years, as General Manager for six years and as an Executive Board Member of Finansbank and Vice Chairman of Fiba Holding from 1989 to 2006. Between 2003 and 2007, he also served as a Board Member of the Turkish Industrialists’ Businessmen’s Association (TUSIAD).

Doucas J. Palaiologos, age 55, is President and Managing Director of Ethniki Hellenic General Insurance Company. Mr. Palaiologos was trained in the United Kingdom from 1970 to 1972 by the Century Insurance Co. Ltd. and Glanvil Enthoven Insurance Brokers, and since 1972 he has worked continuously for Hellenobretaniki Insurance Company. He has been Chairman and Managing Director of Hellenobretaniki, Vice President of Palmafone Hellenic Mobile Communications and President of Unifon Company. He has also been Vice President of ICAP S.A., and has been a Board Member of Air Liquide and IOBE. Mr. Palaiologos has also been Chairman of the Association of Insurance Companies—Greece for the terms 1989-1990, 1990-1992, 1996-1998 and 2005-2007, and Secretary General from 2003 to 2004. Currently, he is the Vice President of the Association of Insurance Companies—Greece. Additionally, Mr. Palaiologos is the Chairman of the Board of Directors for the following companies: Garanta Insurance Company (Romania), Ethniki Insurance Company (Cyprus) and Alpha Insurance Brokers S.A. He holds a law degree from Athens Law School, an MBA from INSEAD Fountainebleau and he is a Fellow of the Chartered Insurance Institute.

Marinos Stratopoulos, age 43, is the President of the Executive Board of Vojvodjanska since its acquisition by the Group in December 2006. He started his career in banking in 1993 in Xiosbank S.A. and then served in several managerial positions in Piraeus Bank S.A., Egnatia Bank Romania S.A., Egnatia Banka S.A. and NBG S.A.- Serbia. In parallel to his banking career, he worked from 1993 to 2000 as a part time instructor in Accounting, Mathematics of Finance, Business Administration and Business Finance at the American College of Greece. He holds a Diploma of Deck Officer of the Merchant Marine, a BSc degree in Business Administration from the American College of Greece and a MSc degree from the University of Lancaster.

Hector Zarca, age 47, is Managing Director and Chief Executive Officer of the South African Bank of Athens Limited. He joined the Bank in November 2001 as Chief Financial Officer and was elected as a member of the Board of Directors in August 2002, after which he was appointed to his present position in December 2003. He was previously Group Financial Director of Sasfin Holdings Limited for five years from August 1996, after seven years of service with the Standard Bank of SA Limited, rising to the position of Chief Financial Officer Commercial Banking. Mr. Zarca obtained BComm and BAcc degrees from the University of the Witwatersrand and thereafter qualified as a Chartered Accountant in 1985.

Stilian Vatev, age 50, is the Chief Executive Officer and a member of the board of directors of UBB and Interlease. He joined UBB in 1993 after serving in several managerial positions at the Bulgarian National Bank. He is also a member of the board of directors of the Bulgarian Central Depository, “Bankservice” AD, Interlease AD, Interlease Auto AD, and UBB Asset Management AD. Further, Mr. Vatev is the Chairman of the Board of Directors of UBB-AIG Life AD and UBB—AIG Insurance and Reinsurance AD, and is a member of the SEE Regional Advisory Board of MasterCard—Europe. Mr. Vatev holds a Master’s Degree in Finance and Credit and has attended several banking related programs in the United Kingdom, Switzerland and Japan.

Gligor Bishev, age 49, is the First General Manager of Stopanska Banka. He joined Stopanska Banka in 2000 after serving as Deputy Governor of the Central Bank of FYROM. Mr. Bishev is an associate Professor at the Faculty of Economics, Prilep, and Professor at the Post-Graduate studies at the Faculty of Economics, Skopje and at the Institute of Economics, Skopje. He participated in the monetary reform in the country as well as in several research projects in banking, monetary policy, applied economics, and economic development. He holds a PhD in Economics and has attended various seminars and training courses in Austria, the UK and Switzerland.

Michalis Kokkinos, age 63, is the Managing Director and a member of the Board of Directors of NBG (Cyprus) Ltd since March 2007. He is also member of the Board of Directors of Ethniki Insurance (Cyprus) Ltd and represents the Bank as member of the Board of Directors of the Association of Cyprus Commercial Banks. He has 40 years experience in the banking sector and has held several senior managerial positions with the Group, as well as Aspis Bank, a Greek Bank located in Athens.

Andreas Maragoudakis, age 63, is the General Manager and member of the Board of Directors of Banca Romaneasca SA He joined Banca Romaneasca in November 2004, after serving for one year as Risk Management Executive and Deputy Chief Executive Officer in Bancpost in Romania. His previous working experience includes managerial positions in various banks such as Alpha Bank SA, Piraeus Bank and American Express Bank. Mr. Maragoudakis holds a Master of Arts in International Relations from Ottawa University, Canada. He has attended a number of seminars in Banking and Management.

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

There are currently eleven General Managers:

Core Business lines

Alexandros Tourkolias, age 60, is the General Manager of Corporate and Investment Banking. He is a member of the Bank’s Credit Committee, Chief Executive Officer and Vice President of Ethniki leasing, Vice President of NBG Bancassurance, 1st Vice President of Ethniki Hellenic General Insurance and on the Board of NBG Cyprus, UBB and NBGI.

Alexandros Georgitsis, age 62, is the General Manager of Retail Banking. He is Vice President of National Management & Organization. He is also on the Board of Ethniki Insurance, Diethniki Mutual Funds and NBG Bancassurance.

Petros Christodoulou, age 46, is the General Manager of Treasury and Private Banking. He is the Vice President of National Securities S.A. He is also a member of the Investment Committee of Ethniki Hellenic General Insurance and the Foundation for Economic and Industrial Research.

Operations and Support

Anthimos Thomopoulos, age 46, is the Chief Financial Officer and Chief Operations Officer. He joined the Bank in 1998 as Group Risk Director after serving as a Managing Partner of KPMG Greece. He is Chairman of the Board of Ektenepol, Protypos, Ethnoplan, and Ethnodata, and Vice Chairman of Astir Palace Vouliagmeni. He is on the Board of National Management & Organization, SABA, UBB, Finansbank SA, Vojvodjanska, Siemens Televiomichaniki, the Hellenic Deposit Guarantee Fund and ETAT.

Demetrios Lefakis, age 46, is the Chief Risk Officer. Before joining NBG, he worked for Citigroup in various senior positions in the United States, Latin America and Asia. He is on the Board of Finansbank and P&K Securities SA.

Michael Oratis, age 50, is the General Manager of Risk Management. Before joining the Bank in 1999, he worked for ABN AMRO Bank, Mytilinaios SA and Citibank as Country Treasurer. He is a Board Member of SABA.

Agis Leopoulos, age 39, is the Chief of International. He is also the Chairman of Interlease and South African Bank of Athens, and a board member of NBG Cyprus, Stopanska Banka, UBB, Banca Romaneasca, Vojvodjanska and National Securities.

Petros Economou, age 70, is the General Counsel. He joined the Bank in September 2005 after serving as Manager of the Legal Division of Ionian and Popular Bank and American Express in Greece. He is Vice Chairman of Ethniki Kefalaiou SA and Vice Chairman of Diethniki Mutual Fund Management.

Stavros Gatopoulos, age 63, is the Head of Human Resources and Group Internal Communications. He joined the Bank in September 2005 after serving as Head of the Human Resources Division of Citibank Athens. He is the Chairman of NBG Training Center.

Paul Mylonas, age 48, is the Chief Economist, Chief Strategist and Head of Investor Relations. Before joining the Bank, he worked at the OECD and the IMF. He is a member of the Board of the Foundation for Economic and Industrial Research and the Hellenic Center for Investment.

George Paschas, age 51, is the Chief Internal Auditor.

Senior Executive Committee

The Senior Executive Committee was established by Management’s Act No. 1311/28.09.2006 and is the supreme body of the Bank with approving authority. It may decide, under the authority vested in it by the Bank’s Board of Directors on issues regarding the implementation of the Bank’s business plan, which do not fall under the authority of other committees or Bank’s Executives.

The following are members of the Senior Executive Committee:

•      Takis Arapoglou (Chairman)

•      Ioannis Pechlivanidis

•      Alexandros Georgitsis

•      Anthimos Thomopoulos

•      Alexandros Tourkolias

•      Demetrios Lefakis

B.   Compensation

In 2006, total remuneration received from Group companies to the members of the Bank’s Board of Directors and the Bank’s General Managers amounted to €8.2 million.

For more information on related party transactions, see Note 32 of the Financial Statements included elsewhere in this report.

Total remuneration comprises salaries, fees, bonuses and other short-term benefits, post employment and other long-term benefits, and termination benefits.

The above persons were also granted 810,220 options, respectively, in November 2006, under the stock option program approved by the General Meeting of Shareholders on June 22, 2005. For more information on the Bank’s stock option program see Item 6.E “Share Ownership”.

According to the Bank’s management, apart from the above amounts, the Bank’s directors and general managers are not entitled to any further amounts from the Bank or our subsidiaries.

We do not set aside or accrue amounts to provide pension, retirement or similar benefits for the Bank’s Board of Directors or members of management apart from their participation in social security schemes.

In 2006, employees received a cash bonus related to an assessment of their performance.

C.   Board Practices

We do not have directors’ service contracts or other agreements that provide for benefits on termination of employment.

The following list summarizes the terms of office of the members of the Board of Directors of the National Bank of Greece.

Name	Start of Term	End of Term
Efstratios-Georgios (Takis) Arapoglou	March 17, 2004	2010
Ioannis Pechlivanidis	April 22, 2004	2010
H.E. The Metropolitan of Ioannina Theoklitos	June 28, 1994	2010
Stefanos Vavalidis	April 22, 2004	2010
Ioannis Yiannidis	April 22, 2004	2010
Dimitrios Daskalopoulos	April 24, 2002	2010
Nikolaos Efthymiou	April 22, 2004	2010
Georgios Lanaras	December 23, 1993	2010
Achilleas Mylonopoulos	August 30, 2006	2010
Ioannis Panagopoulos	June 28, 1994	2010
Stefanos Pantzopoulos	April 22, 2004	2010
George Mergos	March 15, 2007	2010
Constantinos Pilarinos	April 22, 2004	2010
Ploutarchos Sakellaris	April 22, 2004	2010
Drakoulis Fountoukakos-Kyriakakos	April 22, 2004	2010

The Bank’s corporate governance practices closely follow the requirements imposed by the laws of Greece. The most significant differences between the Bank’s corporate governance practices, including the provisions of the Sarbanes-Oxley Act, and those followed by US based companies under the New York Stock Exchange listing standards have been posted on the Bank’s website at the following address: http://www.nbg.gr.

The Bank adopted a corporate governance improvement plan in 2005, focusing on ten key objectives. The Bank’s action in corporate governance is part of a broader effort of the Bank’s new management and board to improve long-term shareholder value.

The 10 key corporate governance objectives adopted and achieved are:

•       to increase the number of designated independent members of the Bank’s Board;

•       to upgrade the role of the Board in the development of our long-term strategy and risk philosophy;

•       to establish a Corporate Governance and Nominations Committee of the Board whose main task is to review and upgrade the Bank’s current set of corporate governance rules.

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

Board Committees

Audit Committee

The Audit Committee of the Bank was established in May 1999, following the Act of the Governor of the Bank of Greece 2438/1998, and at present consists of five members. The Bank’s Board of Directors appoints the members of the Audit Committee for a three-year term. The Board of Directors of the Bank is responsible for appointing and replacing any member of the Audit Committee.

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

All Audit Committee members fulfill the independence criteria for the purposes of US legislation.

The following list sets forth the members of the Bank’s Audit Committee, as at June 11, 2007:

Georgios Lanaras (Chairman)
Stefanos Pantzopoulos (Audit Committee Financial Expert)
Ploutarchos Sakellaris
Drakoulis Fountoukakos-Kyriakakos
George Mergos

Human Resources and Remuneration Committee

The purpose of the Human Resources and Remuneration Committee (“HRR Committee”) is to assist the Board of Directors in fulfilling its responsibilities with regards to attracting, retaining, developing and motivating executives and employees of the Bank, the development of a culture of fairly evaluating effort and rewarding performance, the development and maintenance of a coherent system of values and incentives for human resource development throughout the Bank. In 2006 the HRR Committee has adopted its Charter, reviewed current HR policies, developed guidelines for the evaluation of senior management, made proposals to the Board on performance related remuneration for the Chief Executive Officer and Deputy Chief Executive Officer and made proposals to the Board on service contracts for the Chief Executive Officer and Deputy Chief Executive Officer. All the HRR Committee members fulfill the independence criteria for the purposes of applicable Greek law and were determined to be independent by the General Meeting of Shareholders in 2007.

The following list sets forth the current members of the Bank’s HRR Committee:

Nikolaos Efthymiou (Chairman)
Dimitrios Daskalopoulos
Drakoulis Fountoukakos-Kyriakakos

Corporate Governance and Nominations Committee

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

The following list sets forth the current members of the Corporate Governance and Nominations Committee:

Stefanos Vavalidis (Chairman)
Ioannis Yiannidis
Ploutarchos Sakellaris

Mr. Vavalidis and Mr. Sakellaris fulfill the independence requirements of applicable Greek law and have been determined to be independent by the General Meeting of Shareholders in May 2007.

In 2005, the Board of Directors adopted the corporate governance framework of the Bank, including Corporate Governance Guidelines, with the assistance of the CGN Committee.

In July 2006, pursuant to the Bank of Greece Governor’s Act 2577 of March 9, 2006, the Bank established the Risk Management Committee. The purpose of the Risk Management Committee is

•       to develop NBG’s risk assumption and capital management strategy in line with the business objectives;

•       to control the function of the Group Risk Management Division;

•       to ensure the development and ongoing effectiveness of NBG’s internal risk management system;

•       to determine the principles governing NBG’s risk management function;

•       to be regularly apprised of and monitor the overall risk profile of the Bank and the Group and provide the Risk Management Division with guidance;

•       to ensure that our Board of Directors is adequately apprised of all matters relating to NBG’s risk assumption strategy, risk bearing capacity and risk profile in the exercise of its supervisory and strategy functions.

The following list sets forth the current members of the Bank’s Risk Management Committee:

Takis Arapoglou (Chairman)
Ioannis Pechlivanidis (member)
Stefanos Vavalidis (member)

D.   Employees

The Bank employed a total of 12,866 full-time equivalent staff in Greece as at December 31, 2006, compared to 13,669 as at December 31, 2005. Additionally, the Group’s subsidiaries in Greece and abroad employed approximately 18,065 employees, as at December 31, 2006 compared to 8,157 as at

December 31, 2005. The fluctuation relates to the acquisition of Finansbank and Vojvodjanska in 2006. We also employ approximately 500 temporary employees in the summer months in our hotel properties. The table below sets forth the principal concentrations of our employees by geographic location, as at December 31, 2006:

Country	Average number of Group Employees (during 2006)
Greece	15,885
Bulgaria	2,155
FYROM	1,050
Romania	979
United States(1)	3
Cyprus	279
Serbia	586
South Africa	175
United Kingdom	100
Albania	131
Egypt	37
Turkey	2,807
Total	24,187

(1)             Discontinued operations.

The average number of our full-time equivalent employees, on a Group-wide basis, during the financial years ended December 31, 2004, 2005 and 2006 was 21,415, 21,718 and 24,187 respectively. In addition the number of employees employed in our representative offices in Australia and Sweden is 7.

The table below sets forth the main categories of activity in which our employees were engaged, domestically and internationally, during 2006:

Division	Average number of Group Employees (during 2006)
Commercial and retail banking	21,659
Insurance	1,444
Investment banking	183
Asset management	96
Other Group companies	805
Total	24,187

Almost all of the Bank’s staff (including Managing Officers) are members of one of the various unions operating within the banking sector. A high level of union membership is common in most Greek industries. Each union that represents the Bank’s employees is affiliated with a larger, general union of employees in the banking sector known as the Union of Greek Bank Employees (“OTOE”). OTOE, in turn, sits under the umbrella of a multi-industry union, the General Confederation of Greek Workers. Accordingly, almost all of our Greek employees, including those not employed in the banking sector, are ultimately affiliated with the General Confederation of Greek Workers. Collective bargaining arrangements are normally made between representatives of the Greek banks and OTOE based on the Government’s inflation estimates, and then implemented by each bank (including the Bank) in agreement with its own unions. OTOE and the Association of Greek Banks agreed to a two-year agreement (for years 2006-2007) allowing a 5.24% increase in 2006 and 5.32% increase in 2007. In addition, the union of Bank employees has agreed on a two-year agreement with the Bank’s management allowing an increase in certain types of benefits amounting to approximately 2% cumulatively of the average salary over two years. In 2006, the Bank declared its intention not to oppose a collective agreement with OTOE in the event a sufficient number of banks so desire. The union of the Bank’s employees and the Bank’s management have signed an agreement for the years 2005 and 2006 which provides for salary increases of an average of 1% per year.

Like other Greek banks, the Bank has experienced a number of strikes and other industrial actions in the past. From 1992 through May 2005, there had been no stoppages or other industrial actions involving our employees other than a limited number of one-or two-day country-wide general strikes that occurred in Greece. On June 7, 2005, OTOE commenced strikes over proposed pension reform legislation. The strikes ended on June 30, when the pension reform proposals were passed into law by the Greek Government. There are still one or two day strikes occurring sporadically over this issue and other issues.

As part of our strategy of rationalizing activities and improving efficiencies, we have implemented and intend to continue a program to reduce our overall number of employees. In 2005, NBG Cyprus implemented an early retirement scheme with respect to 53 employees. These employees received payment in 2005 and left in 2006. Additional operating expenses for these retirees amounted to €15 million in 2005. During 2006, with the aim to streamline their operations and further reduce costs, three Group companies implemented voluntary retirement schemes: EH Insurance, NMOC and Astir Palace Vouliagmenis. The number of employees participating in the schemes was 72, 84 and 189 respectively and additional operating expenses for these schemes were €15.0million, €15.6 million and €8.0 million respectively. All three schemes have been completed, and the employees participating have already left the respective Group companies.

Our ability to reduce staff is limited, however, by:

•       Greek labor laws;

•       our company collective agreement and current employment regulation; and

•       our desire to maintain good labor relations with our employees.

The Bank’s policy is to continue implementing our on-going reduction strategy by a program of limited hiring, voluntary retirement schemes and natural attrition. As a result of this strategy, the total number of the Bank’s staff fell from 13,669 in 2005 to13,557 in 2006. We intend to continue to redeploy personnel to optimize the operations of the Bank and to rely on strict hiring controls and natural attrition to reduce the total number of employees.

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

E.   Share Ownership

On June 22, 2005, at a General Meeting of Shareholders, a stock option program (“Program A”) was approved for the executive members of the Board of Directors, management and staff of the Group. Program A shall last for five years and expires in 2010. The Bank’s Board of Directors may decide to grant the options one-off or in parts at any time at its discretion. The maximum number of new ordinary shares to issue under Program A shall be 3.5 million. The strike price shall be within the range of €5 to 70% of the average price thereof within the time period from January 1 of the year the options are granted until the date they can be exercised.

At the repeat General Meeting of Shareholders on June 1, 2006, a new Group-wide stock option program (“Program B”) was approved for the Bank’s executive members of the Board of Directors, management and staff of the Group. Program B provided that a maximum number of 3.5 million new ordinary shares should be issued at a price floating within a range of a minimum price which is the nominal value of €5 per share to a maximum price which is 70% of the average market price thereof within the time period from the date following the date of the General Meeting (i.e. June 1, 2006) until the date the options can be exercised for the first time. Program B expires in 2011. No options have yet been issued under this program.

On June 28, 2007 the repeat General Meeting of the Shareholders of the Bank approved a new Group-wide stock option plan (“Program C”). The new Program shall last 8 years and expires in 2015. The stock option must be granted up until 2010. The maximum number of new ordinary shares to issue under the Program shall be 12 million. The maximum number of options that can be granted per year cannot exceed 1% of the total number of shares outstanding. The strike price shall be within the range of EUR 5 to 85% of the average price thereof within the time period from 1 January of the year the options are granted until the October 31, of the same year.

On November 29, 2006, the Board of Directors approved the issue of 2,992,620 share options under Program A. The exercise price was set at €23.8 per share. The fair value of the granted share options amounted to €32.6 million. The vesting conditions are as follows:

15% of the options: None, vest immediately

35% of the options: after 1 year

50% of the options: after 2 years

The vested options are exercisable between December 6 and December 15 for 2006 and between December 1 and December 10 for each subsequent year until 2010. After that date the unexercised options are cancelled. The options are forfeited if the employee leaves the Group before the options vest.

Between December 6 and December 15, 2006, 310,043 out of a maximum 448,893 vested share options, with a fair value of €3.4 million, were exercised. The balance of 138,850 vested share options had not been exercised by December 31, 2006. The total cash received from the exercised share options amounted to €7,379, of which €1,550 increased common stock while the remaining increase additional paid-in capital.

At the Annual General Meeting of Shareholders on April 27, 2006, a share buy-back program in accordance with article 16 par. 5 et seq. of Law 2190/1920 was approved, allowing the buy-back of shares up to 10% of the aggregate amount of the shares of the Bank with a minimum purchase price of €5 and a maximum of €60 per share for the time period between May 5, 2006 and April 27, 2007.

At the Annual General Meeting of Shareholders on May 25, 2007 a share buy-back program in accordance with article 16 par. 5 et seq. of Law 2190/1920 was approved, allowing the buy-back of shares up to 10% of the aggregate amount of the shares of the Bank with a minimum purchase price of €5 and a maximum of €60 per share for the time period between June 1, 2007 and May 24, 2008. The Bank intends to purchase up to 20,000,000 own shares with a minimum purchase price of €5 and a maximum of €60 per share, for the time between June 11, 2007 and September 30, 2007.

The Annual General Meeting of Shareholders on May 25, 2007 approved the distribution to the Bank’s staff of bonus shares to derive from the Bank’s share capital increase by €1.75 million (through the issue of 350,000 new shares of a par value of €5 each) through capitalization of profits.

Share ownership as of June 12, 2007 (the most recent practicable date) of the members of the Bank’s Board of Directors, the Bank’s General Managers and key management of subsidiaries, as listed in section A “Board of Directors and Senior Management”, as well as stock options granted to those persons under stock option Program A are as follows:

	Share	Stock options	Stock options
	ownership(1)	granted	excercised
Efstratios-Georgios (Takis) Arapoglou	—	110,000	—
Ioannis Pechlivanides	19,823	95,000	14,250
H.E. the Metropolitan of Ioannina Theoklitos	2,843	4,000	600
Ioannis Yiannidis	1,706	—	—
Nikolaos Efthymiou	7,402	—	—
Achilleas Mylonopoulos	1,083	—	—
Ioannis Panagopoulos	713	—	—
Stefanos Pantzopoulos	10,700	—	—
Drakoulis Fountoukakos-Kyriakakos	473	—	—
Alexandros Tourkolias	4,405	74,100	11,115
Alexandros Georgitsis	—	74,100	—
Petros Christodoulou	5,000	61,720	9,258
Anthimos Thomopoulos	14,945	86,500	12,975
Demetrios Lefakis	—	57,600	—
Michael Oratis	6,180	41,200	6,180
Agis Leopoulos	7,681	41,200	6,180
Petros Economou	4,639	41,200	4,000
Stavros Gatopoulos	1,880	41,200	—
Paul Mylonas	—	41,200	—

George Pashas	2,500	41,200	6,180
Omer A. Aras	—	30,700	—
Doucas Palaiologos	6,000	40,000	6,000
Marinos Stratopoulos	—	20,000	3,000
Hector Zarca	—	10,000	—
Stilian Vatev	—	25,000	3,750
Gligor Bishev	—	10,000	1,500
Andreas Maragoudakis	—	20,000	—

ITEM 7                   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

As of June 11, 2007, the Bank’s outstanding issued share capital consisted of 475,287,219 Ordinary Shares. No single shareholder beneficially owns more than 3% of the Bank’s shares. The following table sets forth certain information regarding the Bank’s shareholders.

	As at June 11, 2007
	Number of shares	Percentage holding
Legal Entities and Individuals Outside Greece	244,210,240	51.4%
Domestic Private Investors	88,604,151	18.6%
Pension Funds and Other Public Sector	84,926,241	17.9%
Other Domestic Legal Entities	56,878,883	12.0%
NBG Own Stock	667,704	0.1%
Total	475,287,219	100.0%

The Bank’s major shareholders do not possess different voting rights from the Bank’s other shareholders. Other than the Greek Government through certain state-related entities, the Bank does not know of any other persons who, directly or indirectly, jointly or individually, exercise or could exercise control over the Bank.

Based on information known to or ascertainable by the Bank, there were 9,111 record holders of the Bank’s shares and 38 record holders of the Bank’s ADRs in the United States on June 14, 2007, and the portion of the Bank’s shares held in the United States as a percentage of total shares outstanding was approximately 1.8% as at that date. There were 9,149 total holders (registered and beneficial owners) of the Bank’s ADRs in the United States as at May 10, 2007 (the most recent practicable date for this information).

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

State Interests

The Greek Government no longer holds directly any of the Bank’s shares. However, certain state-related entities, primarily pension funds (most of whose boards of directors are appointed by the Greek

Government) still control shares representing approximately 17.9% of the issued share capital of the Bank as at June 11, 2007.

See Item 10.J, “Additional Information—Relationship with the Hellenic Republic”.

B.   Related Party Transactions

There are no loans or transactions between the Bank and any related parties other than those made in the ordinary course of business, on substantially the same terms as those prevailing at the time for comparable transactions with other persons and not involving more than the normal risk of collectibility or presenting other unfavorable features. See Note 32 to the U.S. GAAP Financial Statements for details of certain ordinary course transactions between the Bank and related parties.

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

5.                 Not applicable.

6.                 Income from continuing operations derived from non-Greek sources was €1,407.6 million and represents 26.7% of our total revenues.

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

In the event that the mandatory minimum dividend payments equal 35% of the net profits for the year (after the deduction of statutory reserves and any profits resulting from the sale of equity participations that represent at least 20% of the paid-up share capital of a subsidiary company in which the Bank has held an equity participation for at least ten years), the Bank’s shareholders have two options. According to Greek Compulsory Law 148/1967, as amended by Greek Law 2753/1999, a majority representing at least 65% of the paid-up share capital may vote to pay the lower dividend of 6% of the Bank’s share capital. The remaining undistributed dividend must then be transferred to a special reserve which must, within four years following the General Meeting, be distributed in the form of a share dividend. Furthermore, a majority representing 70% of the Bank’s paid-up capital may vote to waive this share dividend. Once approved, dividends must be paid to shareholders within two months of the date on which the Bank’s annual financial statements are approved. Normally, dividends are declared and paid in the year subsequent to the reporting period. Dividends are forfeited to the Greek Government if they are not claimed by shareholders within five years following December 31 of the year in which they were declared. See Item 3.A, “Selected Financial Data—Dividends” for information with respect to the actual dividends paid by the Bank for the past five financial years.

The Bank currently expects to continue to pay dividends in accordance with the formula described above, subject to the financial condition of the Bank, the funding needs of our investment program and other relevant considerations.

B.   Significant Changes

For a discussion of significant changes that have occurred since December 31, 2006, the date of the last audited financial statements included in this Annual Report, please see Note 42 to the U.S. GAAP Financial Statements which describes post balance sheet events.

ITEM 9                   THE OFFER AND LISTING

A.   Offer and Listing Details

The annual high and low market prices of the Bank’s shares on the ATHEX for the five most recent financial years are shown below, expressed in euro.

Year	High (date)	Low (date)
2002	17.75 (on January 29)	8.67 (on October 9)
2003	15.43 (on August 26)	5.80 (on April 1)
2004	22.80 (on December 30)	14.15 (on March 24)
2005	34.66 (on December 19)	22.63 (on January 3)
2006	41.57 (on February 27)	25.88 (on June 6)

The Bank’s share price for 2002, 2003, 2004, 2005 and 2006 is adjusted to reflect the issuance of new shares in connection with the share-for-share merger with the National Investment Company (adjustment effective as at December 30, 2005), the share-for-share merger with National Real Estate (adjustment effective as at April 10, 2006), the rights issue of four new shares for every ten shares at a price of €22.11 per new share (adjustment effective as at June 14, 2006) and the share capital increase due to the exercise of stock options (adjustment effective as at January 25, 2007).

The quarterly high and low market prices of the Bank’s shares on the ATHEX for the two most recent financial years are shown below, expressed in euro.

Quarter	High (date)	Low (date)
Q1 2005	27.94 (on March 15)	22.63 (on January 3)
Q2 2005	27.64 (on June 10)	23.67 (on May 4)
Q3 2005	31.19 (on September 30)	26.73 (on July 7)
Q4 2005	34.66 (on December 19)	28.49 (on October 19)

Quarter	High (date)	Low (date)
Q1 2006	41.57 (on February 27)	33.54 (on January 2)
Q2 2006	39.10 (on April 7)	25.88 (on June 6)
Q3 2006	24.82 (on September 21)	27.54 (on July 7)
Q4 2006	37.56 (on November 22)	33.10 (on October 3)

The high and low market prices of the Bank’s shares on the ATHEX for the quarter following the most recent financial year are shown below, expressed in euro.

Quarter	High (date)	Low (date)
Q1 2007	42.18 (on February 23)	35.10 (on January 2)

The monthly high and low market prices of the Bank’s shares on the ATHEX for the six most recent months are shown below, expressed in euro.

Month	High (date)	Low (date)
December 2006	35.86 (on December 18)	33.46 (on December 8)
January 2007	39.98 (on January 26)	35.10 (on January 2)
February 2007	42.18 (on February 23)	38.14 (on February 28)
March 2007	36.54 (on March 5)	41.42 (on March 26)
April 2007	43.60 (on April 17)	39.00 (on April 2)
May 2007	44.38 (on May 31)	40.00 (on May 11)

On June 1, 2006, the Bank’s shareholders at the Annual General Meeting approved the increase in the share capital of the Bank by €678,538,820, with payment in cash with pre-emptive rights in favor of existing shareholders, at a ratio of 4 new to 10 old shares. The share capital increase was completed on July 5, 2006. A total of 135,707,764 new common registered shares were issued, of a nominal value of €5 and offer price of €22.11, chiefly for the purpose of the implementation of Finansbank’s acquisition.

The market prices of the Bank’s shares on the ATHEX for the first trading day in the most recent six months before the share capital increase are shown below, expressed in euro:

Month	Historical Closing Price	Adjusted Closing Price
February 2, 2006	38.30	35.69
March 1, 2006	41.66	38.82
April 4, 2006	40.26	37.51
May 2, 2006	40.00	37.28
June 1, 2006	31.38	29.25
July 3, 2006	29.62	29.62

The historical closing price and adjusted closing price of the Bank’s shares on the ATHEX on March 3 2006 (the last trading day before the announcement of the share capital increase) was €38.80 and €36.15 respectively.

The adjusted closing price reflects the issuance of new shares in connection with the share-for-share merger with National Real Estate (adjustment effective as at April 10, 2006), and the rights issue of four new shares for every ten shares at a price of €22.11 per new share (adjustment effective as at June 14, 2006).

The annual high and low market prices of the Bank’s ADRs on the New York Stock Exchange are shown below, expressed in U.S. dollars, for the five most recent financial years:

Year	High (date)	Low (date)
2002	3.50 (on January 15)	1.78 (on October 16)
2003	4.15 (on December 30)	1.41 (on March 17)
2004	6.88 (on December 30)	3.77 (on March 11)
2005	9.00 (on December 19)	6.34 (on January 10)
2006	10.53 (on February 27)	6.81 (on June 14)

The quarterly high and low market prices of the Bank’s ADRs on the New York Stock Exchange for the two most recent fiscal years are shown below, expressed in U.S. dollars.

Quarter	High (date)	Low (date)
Q1 2005	8.09 (on March 11)	6.34 (on January 10)
Q2 2005	7.33 (on June 9)	6.55 (on May 19)
Q3 2005	7.97 (on September 30)	6.76 (on July 6)
Q4 2005	9.00 (on December 19)	7.24 (on October 24)

Quarter	High (date)	Low (date)
Q1 2006	10.53 (on February 27)	8.61 (on January 3)
Q2 2006	10.22 (on April 7)	6.81 (on June 14)
Q3 2006	9.03 (on September 21)	6.96 (on July 17)
Q4 2006	9.72 (on November 24)	8.43 (on October 9)

The high and low market prices of the Bank’s ADRs on the New York Stock Exchange for the quarter following the most recent financial year are shown below, expressed in U.S. dollars.

Quarter	High (date)	Low (date)
Q1 2007	11.24 (on February 23)	9.38 (on January 10)
Q2 2007

The monthly high and low market prices of the Bank’s ADRs on the New York Stock Exchange for the six most recent months are shown below, expressed in U.S. dollars.

Month	High (date)	Low (date)
December 2006	9.50 (on December 28)	8.90 (on December 8)
January 2007	10.44 (on January 31)	9.38 (on January 10)
February 2007	11.24 (on February 23)	10.00 (on February 12)
March 2007	11.17 (on March 20)	9.50 (on March 1)
April 2007	11.91 (on April 16)	10.46 (on April 2)
May 2007	12.10 (on May 29)	10.79 (on May 11)

Other than the suspension of trading of shares on the ATHEX and of ADRs on the New York Stock Exchange on April 3, 2006, in anticipation of the announcement of the Acquisition, there have been no trading suspensions with respect to the Bank’s shares on the ATHEX during the past three years ended December 31, 2006, nor have there been any trading suspensions with respect to the Bank’s ADRs on the New York Stock Exchange since the Bank’s listing thereon in October 1999.

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

Today, 100% of the shares in the ATHEX, and 66.1% of the shares in the Thessaloniki Stock Exchange Center are controlled by a holding company that trades on the ATHEX as Hellenic Exchanges S.A. (“HELEX”), which was formed on March 29, 2000. HELEX has a share capital of €122.97 million, divided into 70,271,463 ordinary registered shares with a nominal value of €1.75 each and is held by banks, institutional investors, listed companies and retail investors.

On May 31, 2001, the ATHEX was upgraded by the Morgan Stanley Composite Index from emerging to developed market status.

For the year ended December 31, 2006, the average daily value traded on the ATHEX was €342 million. From January 1, 2007 to April 30, 2007, the average daily value traded on the ATHEX was €446 million. On April 30, 2007, 298 companies had shares listed on the Cash Market of the ATHEX. In relation to the market capitalization of the ATHEX, on April 30, 2007:

•       the total market capitalization was €172.8 billion;

•       the top 25 companies accounted for 76.3% of the total market capitalization; and

•       our market capitalization was €19.6 billion or 11.3% of the total market capitalization on the ATHEX.

The Greek capital market and the ATHEX in particular are regulated under a series of laws enacted by the Greek Parliament, decisions and regulations issued by the Ministry of Economy and Finance, the board of directors of the CMC, and the board of directors of the ATHEX. Following authorization by Law 3152/2003, the ATHEX issued on June 8, 2004, the Athens Exchange Regulation (the “Regulation”) which came into effect on June 16, 2004. The Athens Exchange Regulation was amended and reissued on November 8, 2006. The Regulation contains, in a consolidated form, provisions which were previously included in a large number of decisions that were issued by ATHEX itself and certain other competent bodies (such as, but not limited to, the former Derivatives Exchange) either in their original form or amended.

Membership of the ATHEX

Membership is required for brokerage firms in order to effect transactions on the ATHEX. As at March 31, 2007, there were 74 members of the ATHEX, the vast majority of which are brokerage firms limited by shares (société anonyme). Membership is subject to approval by the ATHEX board of directors and licensing by the HCMC. In addition, brokerage firms must appoint at least one official representative who is authorized to conduct ATHEX transactions. Such representative must fulfill certain qualifications required by law and pass an examination given by the Hellenic Capital Market Commission.

ATHEX members may engage in transactions through the Automated Exchange Trading System (“OASIS”), an electronic trading system, on behalf of their clients or on their own behalf. Brokerage firms and Investment Services Firms with a share capital in excess of €3 million are also permitted to provide underwriting and market making services. Pursuant to the EU Investment Services Directive 1993/22/EC (“EU ISD”), implemented in Greece in April 1996 pursuant to Law 2396/1996, investment services may be provided in Greece by Investment Services Firms established in Greece with a minimum share capital of €0.6 million, or €3 million if engaging in underwriting, that have received an appropriate operating license from the HCMC, as well as by European Union Investment Services Firms benefiting from a “European passport” in accordance with the EU ISD and Law 2396/1996. Investment services within the scope of the EU ISD include the receipt and transfer of orders from investors to effect stock exchange transactions, the execution of such orders (or engagement in stock exchange transactions on behalf of client investors) and the underwriting, in total or in part, of an issue of securities. In addition, the HCMC has recently introduced rules relating to the performance of portfolio management by Investment Services Firms. “Orders Companies” are companies that are only allowed to receive and transfer their clients’ orders to Investment Services Firms, and are prohibited from dealing in ATHEX transactions on behalf of their client or from acting as a custodian for their clients’ shares or cash. The receipt and transfer of shares by Orders Companies is governed by Law 2396/1996 and the HCMC’s decisions.

Stock Market Indices

The ATHEX Composite Index is the most commonly followed index in Greece. It is a market capitalization-based index that tracks the share price movement of 60 leading Greek companies. The Bank constituted approximately 14.80% of the index, as at May 31, 2007.

The table below sets out the movement of the ATHEX Composite Index. The highs and lows are for the periods indicated and the close is on the last trading day of the period.

Year	High	Low	Close
1994	1,194.6	804.4	868.9
1995	992.6	787.7	914.1
1996	1,026.0	870.9	933.5
1997	1,794.1	933.5	1,479.6
1998	2,825.6	1,380.1	2,737.6
1999	6,355.0	2,798.2	5,535.1
2000	5,794.8	3,071.8	3,388.9
2001	3,456.0	1,997.8	2,591.6
2002	2,655.1	1,704.7	1,748.4
2003	2,326.6	1,462.2	2,263.6
2004	2,801.7	2,225.2	2,786,2
2005	3,663.9	2,770.9	2,786.2
2006	4,404.4	3,362.2	4,394.1
2007 (through May 31, 2007)	4,979.1	4,245.2	4,972.2

Source: ATHEX Statistical Department

Another composite index, called the FTSE/ASE 20, was introduced in September 1997. This index is made up of the 20 largest companies by market capitalization listed on the ATHEX, including the Bank. The Bank constituted approximately 23% of the FTSE/ASE 20 index, as at May 31, 2007. On December 9, 1999, another composite index was introduced, the FTSE/ASE Mid40, which is made up of 40 medium capitalization companies (i.e., the 40 largest companies by capitalization, ranking after those listed on the FTSE/ASE 20, according to Ground Rules for the Management of the FTSE/ASE 20, FTSE/ASE Mid 40 and FTSE/ASE SmallCap Indices). On June 1, 2001, the FTSE/ASE SmallCap 80 composite index was introduced, which is made up of 80 small capitalization companies (i.e., the 80 largest companies by capitalization ranking after those listed on the FTSE/ASE 20 and FTSE/ASE Mid 40 Indices). On January 2, 2003, the FTSE/ASE 140 composite index was introduced, a new benchmark comprising the constituents of the FTSE/ASE 20, 40 and Small Cap, tracking their cumulative performance exactly. On January 2, 2006, the FTSE ATHEX International Index was introduced, a representative index for eligible companies, Greek and non-Greek, that trade on the ATHEX Common Trading Platform and are eligible for the Big Cap segment of the ATHEX.

Morgan Stanley Capital International, also known as “MSCI”, reviewed the composition of its Greek Index in view of Greece’s reclassification among developed markets. The new index is part of the matured indices’ group as at May 31, 2001. The reclassification of the MSCI Greece Index to the standard MSCI Developed Market Index Series resulted in a net market capitalization increase of 0.46% and 0.13% in the MSCI Europe Index and the MSCI Standard All Country World Free Index, respectively. The MSCI Greek Index is currently made up of 21 companies listed on the ATHEX, including the National Bank of Greece. The weighting of the Bank to the MSCI Greece Index following the Annual Full Country Index Review as at May 2007, is currently 16.6452% (closing of May 31, 2007).

Trading on the ATHEX

Trading on the ATHEX takes place every week from Monday to Friday, except for public holidays. The daily trading session starts at 10:30 a.m. and ends at 5:00 p.m., Athens time. The ATHEX consists of the Securities Market and Derivatives Market, while in the Securities Market the following types of securities are being traded: shares, rights on shares, fixed income securities, certificates representing shares and any other security falling within the ambit of article 1 of Law 3371/2005. The ATHEX is further separated into five segments based on certain criteria. On April 30, 2007, 90 companies had 94 shares listed on the Big Cap Segment of the ATHEX, 172 companies had 179 shares listed on the Medium & Small Segment of the ATHEX, 16 companies had 17 shares listed on the Special Stock Exchange Characteristics Segment and 20 companies had 23 shares listed on the Under Supervision Segment.

The trading of shares on the ATHEX is conducted through the remote placing of orders into OASIS from the ATHEX member offices on the basis of six trading methods and the different segments of the Cash Market. Trading, depending on the period of time during which buy and sell orders can be placed into OASIS and subsequently executed, varies between 10:00 a.m. and 5:00 p.m., Athens time.

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

PD 51/1992 shall be abolished as of July 2, 2007 by Law 3556/2007, which implements Directive 2004/109/EC on the harmonization of the transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market.

Settlement, Clearance and the Central Securities Depository

Settlement of both registered and bearer shares listed on the ATHEX is effected through the Central Securities Depository. The Central Securities Depository is responsible for settling and clearing ATHEX transactions, and holding the shares deposited with it in book entry form. In 2006, Central Securities Depository and Athens Derivatives Exchange Clearing House merged with HELEX.

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

Requirements for Listed Companies

Greek Law provides for a number of requirements for listed companies on the ATHEX. A significant part of such requirements is contained in Law 3340/2005 (which implemented Directive 2003/6/EC on insider dealing and market manipulation and implementing Directives 2003/124/EC and 2004/72/EC) and HCMC Decision No. 3/367/12.7.2005. Other similar requirements are also contained in HCMC Decision No. 5/204/14.11.2000, Law 3016/2002 on corporate governance and Law 3556/2007, which will come into force as of July 2, 2007, as mentioned above.

According to the above provisions, the listed companies on the ATHEX are required, inter alia, to publicly disclose inside information such as change of activity, execution of important business deals, participation in mergers and acquisitions, take over bids, etc., to provide HCMC with a list of insiders, to notify HCMC on managers transactions, to issue an annual report, annual, semi/annual and quarterly financial reports, to appoint internal auditors and draft bylaws related to the operation of the company.

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

The Derivatives Market of the Athens Exchange

In 1997, Greek Law 2533/1997 created a derivatives exchange modeled after other European derivatives exchanges. According to this law, the Athens Derivatives Exchange, known as “ADEX”, operated separately from the ATHEX, was organized as a corporate entity. In 2002, by virtue of Law 2937/2001, ADEX S.A. merged with Athens Securities Exchange SA (“ASE”). The Derivatives Market of the ATHEX (the “Derivatives Market”) now constitutes one of the two markets of the ATHEX.

The Derivatives Market posted an increase in the volume of transactions in 2006. The 2006 average daily number of contracts amounted to 28,741, an increase of 33% compared to an average volume of 21,563 contracts in 2005. The average daily trading volume in the first three months of 2007 was 36,542 contracts.

Stock Lending and Short Selling

In connection with the development of the Greek capital markets, the ATHEX, in cooperation with the Athens Derivatives Exchange Clearing House (or “ADECH”) and the CSD (both currently under HELEX), have been developing the ability for investors to engage in stock lending transactions, by short selling shares listed on the ATHEX, with a simultaneous or previous borrowing of shares to be sold by the ADECH. The stock lending from the ADECH is made through an agreement of purchase of shares with a stock reverse repo through trading of the corresponding product.

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

To the extent permitted by standing legislation, the Bank may also carry out the said activities on behalf of third parties, either on a joint venture basis, or in association with other legal entities or individuals of any nationality.

The objects of the Bank’s activities shall, in particular, be to:

(a)          Extend all types of loans, credits or guarantees;

(b)         Acquire or assign claims hereunder;

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

(f)            Purchase, sell, safekeeping, manage or collect negotiable instruments; also securities (whether quoted on the Stock Exchange or not), foreign exchange or foreign currency;

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

(e)          Not applicable.

(f)            Not applicable.

(g)          The Bank’s shareholders are not liable to further capital calls by the Bank. A two-thirds quorum of the Bank’s shareholders and a two-thirds majority of the votes represented at the General Meeting would be required to approve any resolution concerning an increase in shareholders’ obligations. See Article 15(2) of the Bank’s Articles, which comprise Exhibit 1 to this Annual Report and are incorporated by reference from the Bank’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.

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

C.   Material Contracts

NBG and its subsidiaries are party to various contracts in the ordinary course of business. For the year ended December 31, 2006, there have been no material contracts entered into outside the ordinary course of business apart from the following.

As described in Note 4 to the Consolidated financial Statements, on April 3, 2006, the Bank entered into an agreement with Fiba Holding A.S. (‘‘Fiba Holding’’), Fina Holding A.S. (‘‘Fina Holding’’), Girisim Factoring A.S. (‘‘Girisim Factoring’’) and Fiba Factoring Hizmetleri A.S. (‘‘Fiba Factoring’’) (together, the ‘‘Fiba Sellers’’) to acquire 46% of the ordinary shares of Finansbank, together with 100% of Finansbank’s founder shares. The agreed aggregate purchase price was approximately US$2,774 million in cash, subject to an adjustment in respect of the book value of the assets and liabilities of Finansbank as at the date on which closing would occur.

Closing of the transaction occurred once certain conditions precedent had been fully satisfied or waived in accordance with the agreement. These included (i) the approval of the central bank of Turkey (“BRSA”), (ii) the approval of the TCB, (iii) the approval of the Bank of Greece, (iv) the completion of the sale of the international operations to Fiba Holding and obtaining of all necessary relevant regulatory approvals for that sale and (v) certain other clearances related to the restructuring of the Finansbank group, which were to take place on or prior to closing (as described further below). Furthermore, the Bank was not obliged to conclude the transaction in the event of a material adverse change, which was defined to include changes after the date of the agreement which were, or were reasonably likely to, result in an impairment or reduction in the Finansbank group’s consolidated net asset value and/or the group’s consolidated annual pre-tax net income of more than 30%, as well as a general disruption in the financial and banking markets in Turkey or in leading international financial markets or suspension or material limitation of trading in the shares of Finansbank on stock exchanges or the imposition of currency exchange controls in Turkey or elsewhere or the outbreak or escalation of hostilities and/or act of terrorism or any other calamity or crisis.

In the period between signing and closing, the Bank enjoyed certain access and information rights in respect of Finansbank. The Fiba Sellers were obliged to cause Finansbank not to take certain actions outside the ordinary course of its business without the consent of the Bank.

Prior to closing, Finansbank sold to Fiba Holding its shares in Finans International Holding N.V. (‘‘Finans International’’) and Finansbank Romania S.A. for US$600 million. Finans International sold to Finansbank its shareholding in Finansbank Malta Ltd., at a price of US$48 million.

Under the terms of the agreement, the Fiba Sellers have made certain representations and warranties to the Bank in relation to themselves and Finansbank. The areas which the representations and warranties cover included (i) ownership of the shares in Finansbank, (ii) the financial statements of Finansbank, (iii) absence of material changes since December 31, 2005, (iv) tangible property, (v) intellectual property, (vi) information technology, (vii) taxes, (viii) litigation and claims, (ix) compliance with laws, (x) employees, (xi) material contracts, (xii) third party assurances and related party arrangements and (xiii) registration of charges. The representations and warranties were expressed to be true as at the date of signing and (subject to certain exceptions) the date of closing.

On the completion of the Acquisition, the Bank was obliged to make a mandatory tender offer for that part of the shares in Finansbank and Finans Leasing, which it has not acquired pursuant to the agreement. The Fiba Sellers have agreed not to tender any shares which they may then hold in Finansbank or Finans Leasing in response to such offer. However, had the Bank not acquired sufficient shares in the tender offer to hold at least 50% plus one share of the ordinary shares in Finansbank, the Fiba Sellers should have tendered sufficient shares to bring the Bank’s holding up to this level.

The Fiba Sellers have entered into a non-compete covenant with the Bank for three years from the closing date which will, subject to certain exceptions, restrict the provision of banking and financial services in Turkey by the Fiba Sellers and their affiliates.

The Bank and Fiba Holding, Girisim Factoring and Fiba Factoring (the ‘‘Fiba Shareholders’’) also entered into a shareholders’ agreement, which sets out the terms and conditions for their cooperation as shareholders in Finansbank. The agreement restricts share transfers by the Fiba Shareholders from the closing date of the Acquisition for a four-year period, following which period the Bank and, where applicable, its affiliates (the ‘‘Bank Shareholders’’) and the Fiba Shareholders will benefit from a right of first offer for sales of the other’s shares in Finansbank owned as of the date of any such sale (the ‘‘Relevant Shares’’). The Bank also benefited from a call option for a period of one month following the consummation of the Tender Offer, enabling the Bank to acquire from the Fiba Shareholders sufficient shares such that the Bank holds 50% plus one ordinary share in Finansbank. In addition, the Bank will hold a call option to purchase from Fiba Holding and, in certain circumstances, the other Fiba Shareholders, and the Fiba Shareholders will hold a put option to sell to the Bank, Relevant Shares in certain circumstances including at least 3% of the current outstanding ordinary share capital of Finansbank at a price and pursuant to transfer terms determined by reference to the provisions of the shareholders’ agreement, for the period following the second anniversary of the closing and for two years thereafter at a multiple of between two and a half and three and a half times the book value of the Finansbank Acquired Businesses at that time, depending upon the satisfaction of performance-based criteria.

The shareholders’ agreement also governs how the Bank Shareholders and the Fiba Shareholders vote their shares. Pursuant to the agreement, the parties have agreed to ensure that a minimum of two Directors nominated by Fiba Holding (out of a minimum of seven directors) are appointed to the Board of Directors of Finansbank for so long as the Fiba Shareholders hold Relevant Shares representing at least 5% of the ordinary shares of Finansbank. The Fiba Shareholders have agreed to vote their shares in accordance with the terms of the shareholders’ agreement.

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

J.   Relationship with the Hellenic Republic

Shareholding

The Hellenic Republic no longer owns any portion of the issued share capital of the Bank; certain pension funds (most of whose boards of directors are appointed by the Hellenic Republic) own approximately 17.9% of the issued shares.

The remaining shares are held by institutional and retail investors in the Hellenic Republic and institutional investors internationally. See Item 3.D, “Risk Factors—State-related entities may have an important influence on the Bank”.

Hellenic Republic as Shareholder

Not applicable.

Hellenic Republic as Customer

The Hellenic Republic, including state-related entities, is a large customer of the Bank in terms of loans and Deposits. At December 31, 2006, approximately 3.3% of the Bank’s outstanding gross loans were to the Hellenic Republic and state-related entities, and approximately 3.9% of the Bank’s deposits were from the Hellenic Republic and state-related entities. The commercial relationship between the Bank, the Hellenic Republic and other state-owned enterprises is conducted on a normal “arm’s length” basis. The Group’s senior management believes that the commercially-oriented strategy currently being implemented will continue for the foreseeable future.

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

Interest rate exposure management

The principal source of interest rate risk exposure arises from Greek Government bonds trading activity. We enter into futures contracts on medium-and long-term German government bonds in order to hedge our fixed interest rate exposure arising from our position in fixed-rate Greek government bonds. As a result of this hedging activity, our fixed rate exposure is converted into a credit-spread exposure over the yield of medium-and long-term German government bonds. As a secondary means of hedging our trading portfolio of Greek Government bonds, we also use the swap market to convert part of the fixed rate exposure to a floating rate exposure in order to reduce earnings volatility in periods of volatile interest rates. The derivatives business is subject primarily to interest rate, credit risk and counterparty risk. The money market business is geared towards lending the excess liquidity of the Bank for short maturities to the interbank market.

The fixed interest rate risk due to the bond as well as the swaps portfolio, together with their hedged instruments, is monitored by converting the notional amount positions into constant maturity positions

(i.e., ten-year equivalent positions). Furthermore, a breakdown of the fixed interest risk into maturing buckets is performed and a Value at Risk (“VAR”) report is produced daily taking into account the trading and AFS positions of the Treasuries of the Bank.

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

Assets and Liabilities by Currency Denominations

Please see Item 5.B, “Liquidity and Capital Resources—Assets and Liabilities by Currency Denominations”.

Liquidity risk

Please see Item 5.B, “Liquidity and Capital Resources—Liquidity Exposure”.

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

Emerging markets risk

We are present in Turkey, Bulgaria, Albania, FYROM, Romania, Serbia and Egypt, all of which are considered emerging markets.

Our primary focus is to service our Greek corporate clients expanding their activities in these countries and provide them with a full range of services. In these markets, we have a local funding base (consisting of retail, corporate and interbank deposits) and invest in short-term domestic sovereign debt. We also place excess liquidity with local branches of international banks or the creditworthiest domestic financial institutions. Our strategy is to minimize open foreign exchange positions in these countries and to hold a largely matched interest rate exposure profile. Foreign exchange and interest rate positions arising from our presence in emerging markets are centrally monitored on a daily basis by our Treasury and Risk Management Divisions and measured against the corresponding limits and are reported to the local supervisory authorities, as required.

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

Interest rate sensitivity analysis

We have performed a sensitivity analysis that estimated the impact that a change in interest rates would have on the fair value of financial instruments held as at December 31, 2006. The analysis below was performed based on the following assumptions:

Balance sheet items (except Derivative financial instruments)

•       All balance sheet items have been revalued assuming both a 0.5% and a 1% for 2005 and a 0.5% and a 1% for 2006 (i.e., 50 and 100 basis points) increase in interest rates and both a 0.5% and a 1% for 2005 and a 0.5% and a 1% for 2006 (i.e., 50 and 100 basis points) decrease in interest rates across the maturity ladder (i.e. “parallel shift of the yield curve”). For 2005 and 2006 in the negative shifts (i.e. -100, -50 basis points), the JPY rates were not changed because the biggest part of each corresponding curve was less than 100 basis points. For 2006, TRY balance sheet items have been revalued assuming both a 1.0% and a 1.5% (i.e., 100 and 150 basis points) increase and both a 1.0% and 1.5% for 2006 (i.e., 100 and 150 basis points) decrease in interest rates across the maturity ladder.

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

Derivative financial instruments

•       All derivative financial instruments have been revalued assuming both a 0.5% and a 1.0% for 2005 and a 0.5% and a 1.0% for 2006 (i.e., 50 and 100 basis points) increase and both a 0.5% and a 1.0% for 2005 and a 0.5% and a 1.0% for 2006 (i.e. 50 and 100 basis points) decrease in interest rates across the maturity ladder, (i.e., “parallel shift of the yield curve”.), except for TRY financial instruments, which were revalued assuming both a 1.0% and a 1.5% for 2006 (i.e., 100 and 150 basis points) increase and both a 1.0% and a 1.5% for 2006 (i.e., 100 and 150 basis points) decrease in interest rates across the maturity ladder. For 2005, in the negative shifts (i.e. -100, -50 basis points), the JPY rates were not changed because the biggest part of each corresponding curve was less than 100 basis points. For 2006 in the negative shifts (i.e. -100, -50 basis points), the JPY rates were not changed because the biggest part of each corresponding curve was less than 100 basis points.

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

•       All other variables, such as foreign currency exchange rates, were held constant. Please see Item 11 “Foreign Currency Exchange Sensitivity Analysis”.

	December 31, 2006		Market Value Change		Market Value Change
	Carrying Amount	Fair value	+100bps	-100bps	+50bps	-50bps
	(EUR in thousands)
Assets
Deposits with central bank	2,110,191	2,110,191	(4,598)	4,659	(5,071)	5,199
Securities purchased under agreements to resell	2,398,097	2,398,097	(3,458)	3,471	(1,731)	1,734
Interest bearing deposits with banks	2,272,043	2,270,151	(17,768)	18,826	(9,816)	10,107
Money market investments	367,653	367,653	(485)	492	(243)	245
Debt and equity trading assets	12,682,153	12,682,153	(103,801)	28,394	(50,343)	29,742
Derivative assets	325,013	325,013	135,751	(94,985)	69,228	(58,335)
Available-for-sale securities at fair value	4,155,066	4,155,066	(51,303)	46,658	(31,654)	29,101
Held to maturity	—	—	—	—	—	—
Net Loans	42,532,086	43,555,342	(255,002)	279,262	(200,235)	212,499
Total interest rate sensitive assets	66,842,302	67,863,666	(300,664)	286,777	(229,865)	230,292
Liabilities
Deposits	55,885,061	55,819,163	108,215	(109,353)	81,214	(85,410)
Central bank borrowings	1,024	1,024	—	—	—	—
Securities sold under agreements to repurchase	3,037,503	3,037,503	4,188	(4,211)	2,133	(2,139)
Other borrowed funds	295,243	302,089	14,739	(15,219)	21,936	(23,016)
Derivative liabilities	423,685	423,685	(47,082)	72,683	(27,290)	30,723
Long term debt	4,445,565	4,412,288	77,527	(89,645)	66,340	(70,019)
Total interest rate sensitive liabilities	64,088,081	63,995,752	157,587	(145,745)	144,333	(149,861)
Total interest rate balance sheet sensitivity			(143,077)	141,032	(85,532)	80,431

	December 31, 2006		Market Value Change		Market Value Change
	Notional Value	Fair value	+100bps	-100bps	+50bps	-50bps
	(EUR in thousands)
Derivatives
Interest rate swaps	20,809,831	(83,535)	(161,185)	235,694	(90,559)	102,212
Cross currency interest rate swaps	1,620,339	40,393	19,847	(4,009)	14,741	(6,691)
Foreign exchange swaps	5,231,321	(74,714)	80	(360)	70	(210)
Financial futures	6,911,016	23,647	213,307	(229,810)	108,620	(112,743)
Outright foreign exchange forwards	1,576,966	5,599	(257)	810	(178)	191
Options	4,143,857	(10,069)	16,877	(24,627)	9,244	(10,371)
Forward rate agreements	24,593	7	—	—	—	—
Total interest rate derivatives sensitivity			88,669	(22,302)	41,938	(27,612)

	December 31, 2005		Market Value Change		Market Value Change
	Carrying Amount	Fair value	+100bps	-100bps	+50bps	-50bps
	(EUR in thousands)
Assets
Deposits with central bank	1,184,383	1,184,383	(1,683)	1,666	(842)	838
Securities purchased under agreements to resell	2,495,733	2,495,733	(6,924)	6,960	(3,467)	3,476
Interest bearing deposits with banks	1,322,015	1,322,015	(11,551)	12,013	(5,832)	5,948
Money market investments	179,073	179,073	(56)	56	(28)	28
Debt and equity trading assets	13,663,419	13,663,419	(178,474)	105,018	(82,082)	63,919
Derivative assets	284,469	284,469	(335,293)	471,794	(186,969)	210,924
Available-for-sale securities at fair value	2,607,009	2,607,009	(59,714)	46,985	(30,508)	23,000
Held to maturity	20,867	20,867	—	—	—	—
Loans	29,581,628	30,242,207	(123,282)	131,304	(62,579)	64,581
Total interest rate sensitive assets	51,338,596	51,999,175	(716,977)	775,796	(372,307)	372,714
Liabilities
Deposits	45,251,084	45,252,049	85,979	(81,454)	42,084	(41,179)
Central bank borrowings	353	353	—	—	—	—
Securities sold under agreements to repurchase	2,726,817	2,726,817	2,348	(2,354)	1,174	(1,176)
Other borrowed funds	195,690	195,690	4,064	(4,208)	2,049	(2,087)
Derivative liabilities	297,867	297,867	512,246	(584,945)	266,010	(280,256)
Long term debt	2,151,942	2,061,553	72,479	(82,783)	37,213	(39,719)
Total interest rate sensitive liabilities	50,623,753	50,534,329	677,116	(755,744)	348,530	(364,417)
Total interest rate balance sheet sensitivity			(39,861)	20,052	(23,777)	8,297

	December 31, 2005		Market Value Change		Market Value Change
	Notional Value	Fair value	+100bps	-100bps	+50bps	-50bps
	(EUR in thousands)
Derivatives
Interest rate swaps	24,695,592	(28,387)	(202,722)	266,019	(113,359)	117,352
Cross currency interest rate swaps	330,321	(38,845)	15,400	822	7,908	407
Foreign exchange swaps	5,057,523	25,289	(15)	(505)	(7)	(254)
Financial futures	12,038,961	20,341	352,943	(376,754)	179,313	(185,262)
Outright foreign exchange forwards	489,750	6,017	(88)	848	(45)	414
Options	1,512,906	2,187	11,434	(3,580)	5,232	(1,989)
Total interest rate derivatives sensitivity			176,952	(113,150)	79,042	(69,332)

The absolute market value change of our debt and equity trading assets in a 100 basis points parallel shift of the yield curve has decreased from €178.5 million (upward shift) and €105.0 million (downward shift) in 2005 to €103.8 million (upward shift) and €28.4 million (downward shift) in 2006 reflecting lower levels of interest rate risk as well as the decrease of our trading portfolio.

The absolute market value change of our available-for-sale securities in a 100 basis points parallel shift of the yield curve remained stable from €59.7 million (upward shift) and €47 million (downward shift) in 2005 to €51.3 million (upward shift) and €46.7 million (downward shift) in 2006, respectively, despite the increase of our available-for-sale portfolio, due to the lower levels of interest rate risk.

The market value change of our loan portfolio in a 100 basis points parallel shift of the yield curve has increased from €123.3 million (upward shift) and €131.3 million (downward shift) in 2005 to €255 million (upward shift) and €279.3 million (downward shift) in 2006, reflecting the increase of our loan portfolio, as well as the increase of fixed rate loans (mainly corporate bond loans) as a percentage of total loans especially after the Finansbank acquisition.

On the liabilities side, the market value change of our deposits in a 100 basis points parallel shift of the yield curve increased from €86 million (upward shift) and €81.5 million (downward shift) in 2005 to €108.2 million (upward shift) and €109.4 million, reflecting the increase in the volume of our deposits.

The absolute market value change of our derivatives portfolio in a 100 basis points parallel shift of the yield curve decreased from €176.9 million (upward shift) and €113.2 million (downward shift) in 2005 to €88.7 million (upward shift) and €22.3 million (downward shift) in 2006. This is mainly attributable to the reduced position in bond Futures for 2006.

Foreign currency exchange sensitivity analysis

We deal in several currencies hence, a sensitivity analysis has been performed to show the effects that a simultaneous change of all currencies against the euro would have on our financial position.

The foreign currency exchange sensitivity analysis below was performed based on the following assumptions:

Balance sheet items

•       For the fiscal year ended December 31, 2005 and 2006 all balance sheet items have been revalued assuming a 10% increase and a 10% decrease in the value of all currencies other than the euro and those currencies that are denominations of the euro against the euro.

•       All other variables, such as interest rates, were held constant.

	December 31, 2006		Market Value Change
	Carrying amount	Fair value	+10%	-10%
	(EUR in thousands)
Assets
Cash and due from banks	1,863,974	1,863,974	86,250	(70,568)
Deposits with central bank	2,110,191	2,110,191	51,721	(42,318)
Securities purchased under agreements to resell	2,398,097	2,398,097	1,354	(1,108)
Interest bearing deposits with banks	2,272,043	2,270,151	195,590	(160,028)
Money market investments	367,653	367,653	22,111	(18,091)
Debt and equity trading assets	12,682,153	12,682,153	36,482	(29,849)
Derivative assets	325,013	325,013	203,086	(192,557)
Available-for-sale securities at fair value	4,155,066	4,155,066	176,784	(144,642)
Net loans	42,532,086	43,555,342	1,030,828	(843,404)
Total foreign exchange sensitive assets	68,706,276	69,727,640	1,804,206	(1,502,565)
Liabilities
Deposits	55,885,061	55,819,163	(1,507,609)	1,233,498
Central bank borrowings	1,024	1,024	(111)	91
Securities sold under agreements to repurchase	3,037,503	3,037,503	(8,401)	6,873
Derivative liabilities	423,685	423,685	527,250	(478,223)
Other borrowed funds	295,243	302,089	(32,582)	26,658
Long-term debt	4,445,565	4,412,288	(277,193)	226,794
Insurance reserves	1,733,566	1,733,566	(6,014)	4,920
Total foreign exchange sensitive liabilities	65,821,647	65,729,318	(1,304,660)	1,020,611
Total foreign exchange balance sheet sensitivity			499,546	(481,954)

	December 31, 2006		Market Value Change
	Notional Value	Fair value	+10%	-10%
	(EUR in thousands)
Derivatives
Interest rate swaps	20,809,831	(83,535)	(2,892)	2,629
Cross currency interest rate swaps	1,620,339	40,393	113,995	(115,546)
Foreign exchange swaps	5,231,321	(74,714)	437,101	(395,475)
Financial futures	6,911,016	23,647	182,478	(165,892)
Outright foreign exchange forwards	1,576,966	5,599	1,184	(1,073)
Options	4,143,857	(10,069)	(1,530)	4,577
Forward rate agreements	24,593	7	—	—
Total foreign exchange derivatives sensitivity			730,336	(670,780)

	December 31, 2005		Market Value Change
	Carrying amount	Fair value	+10%	-10%
	(EUR in thousands)
Assets
Cash and due from banks	1,510,972	1,510,972	38,146	(31,211)
Deposits with central bank	1,184,383	1,184,383	12,968	(10,610)
Federal funds sold and securities purchased under agreements to resell	2,495,733	2,495,733	228	(187)
Interest bearing deposits with banks	1,322,015	1,322,015	116,044	(94,945)
Money market investments	179,073	179,073	12,353	(10,107)
Debt and equity trading assets	13,663,419	13,663,419	19,262	(15,760)
Derivative assets	284,469	284,469	7,042	(5,762)
Available-for-sale, at fair value	2,627,876	2,627,876	61,780	(50,548)
Net loans	29,581,628	30,242,207	366,510	(299,872)
Customers’ liability on acceptances	205	205	23	(19)
Total foreign exchange sensitive assets	52,849,773	53,510,352	634,356	(519,021)
Liabilities
Deposits	45,251,084	45, 252,049	(998,136)	816,656
Central bank borrowings	353	353	(39)	32
Federal funds purchased and securities sold under agreements to repurchase	2,726,817	2,726,817	(4,882)	3,995
Other borrowed funds	195,690	195,690	(63,876)	52,262
Derivative liabilities	297,867	297,867	(13,091)	10,711
Long-term debt	2,151,942	2,061,553	(472)	386
Insurance reserves	1,537,128	1,537,128	(4,129)	3,378
Total foreign exchange sensitive liabilities	52,160,881	52,071,457	(1,084,625)	887,420
Total foreign exchange balance sheet sensitivity			(450,269)	368,399

	December 31, 2005		Market Value Change
	Notional Value	Fair value	+10%	-10%
	(EUR in thousands)
Derivatives
Interest rate swaps	24,695,592	(28,387)	(3,022)	2,747
Cross currency interest rate swaps	330,321	(38,845)	(19,082)	17,347
Foreign exchange swaps	5,057,523	25,289	366,889	(333,536)
Financial futures	12,038,961	20,341	54,556	(49,596)
Outright foreign exchange forwards	489,750	6,017	(4,532)	4,120
Options	1,512,906	2,187	13,265	(3,468)
Total foreign exchange derivatives sensitivity			408,074	(362,386)

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

On June 1, 2006, the Bank’s shareholders at the Annual General Meeting approved the increase in the share capital of the Bank by €678,538,820, with payment in cash with pre-emptive rights in favor of existing shareholders, at a ratio of 4 new to 10 old shares. The share capital increase was completed on July 7, 2006. A total of 135,707,764 new common registered shares were issued, of a nominal value of €5 and offer price of €22.11, chiefly for the purpose of the implementation of Finansbank’s acquisition.

On 29 November 2006, the Board of Directors approved the issue of 2.992.620 share options under a stock options program approved by a General Meeting of Shareholders on 22 June 2005 for the executive members of the Board of Directors (BoD), management and staff of the Group. For additional details on the stock option plan see Note 39 to the U.S. GAAP Financial Statements included in this Annual Report. On 21 December 2006, following the completion of the first exercise period of 15% of the share options that were vested immediately with the approval of the Board, a total of 310,043 shares were issued, of a nominal value of €5 and exercise price of €23.80.

Thus the Bank’s share capital as of December 31, 2006 amounted to €2,376,436,095, divided into 475,287,219 shares of a nominal value of €5 each.

B.     Not applicable.

C.     Not applicable.

D.    Not applicable.

E.     Not applicable.

ITEM 15            CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

As of December 31, 2006, we performed an evaluation, under the supervision and with the participation of our management, including our Chairman and Chief Executive Officer, Deputy CEO, and Chief Financial Officer and Chief Operations Officer of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon that evaluation, the Chief Executive Officer, Deputy CEO, and Chief Financial Officer and Chief Operations Officer have concluded that our disclosure controls and procedures are effective in providing reasonable assurance that material financial and non-financial information required to be disclosed in this annual report is recorded, processed, summarized and reported in a timely manner and that it is accumulated and communicated to our management, including our Chairman and Chief Executive Officer, Deputy CEO, Chief Financial Officer and Chief Operating Officer, as appropriate, to allow timely decisions regarding required disclosure.

Disclosure and Transparency Committee

In June 2003, the Bank’s Management established the Disclosure and Transparency Committee. The purpose of the committee is to monitor the accuracy and adequacy of the information included in public announcements, and generally, in any kind of publications made by the Bank, especially information submitted to the SEC.

The following are members of the Disclosure and Transparency Committee:

Anthimos Thomopoulos (Chairman)
Petros Oikonomou
Alexandros Tourkolias
Agis Leopoulos
Alexandros Georgitsis
Petros Christodoulou
George Paschas
Michael Oratis
Paul Mylonas
Ioannis Kyriakopoulos

(b) Management’s Annual Report on Internal Control over Financial Reporting

The Management of the National Bank of Greece SA is responsible for establishing and maintaining adequate internal control over financial reporting for National Bank of Greece SA and its subsidiaries (“the Group”).

The Group’s internal control over financial reporting is a process designed by the Management of National Bank of Greece SA to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The Group’s internal control over financial reporting includes those policies and procedures that:

(i)    pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group;

(ii)   provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Group are being made only in accordance with authorizations of management and directors of the Group; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Group’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Group’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (COSO). Management excluded from its assessment the internal controls over financial reporting of Finansbank, which was acquired in August 2006. As at and for the year ended December 31, 2007, Finansbank represented 12.4% and 14.1% of the Group’s net and total assets respectively, 12.4% of the Group’s total interest and non-interest income, and 9.7% of the Group’s net income. Based on that assessment, Management concluded that, as of December 31, 2006, the Group’s internal control over financial reporting is effective.

Management’s assessment of the effectiveness of the Group’s internal control over financial reporting as of December 31, 2006, has been audited by Deloitte, an independent registered public accounting firm.

During the year ended December 31, 2006, there have been no changes in our internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Dated July 2, 2007

/s/ Efstratios-Georgios (Takis) A. Arapoglou
Efstratios-Georgios (Takis) A. Arapoglou
Chairman and Chief Executive Officer

/s/ Ioannis G. Pechlivanidis
Ioannis G. Pechlivanidis
Vice Chairman and Deputy Chief Executive Officer

/s/ Anthimos Thomopoulos
Anthimos Thomopoulos
Chief Financial Officer and Chief Operations Officer

(c) Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
National Bank of Greece S.A. and subsidiaries
Athens, Greece

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that National Bank of Greece S.A. and subsidiaries (the “Group”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Finansbank Anonim Şirketi (“Finansbank”), which was acquired on August 18, 2006 and whose financial statements constitute 12.4% and 14.1% of net and total assets, respectively, 12.4% of “Total interest and non-interest income”, and 9.7% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2006.

Accordingly, our audit did not include the internal control over financial reporting at Finansbank. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Group maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Group as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. We did not audit the consolidated financial statements of Finansbank Anonim Şirketi (a consolidated subsidiary acquired by the Group on August 18, 2006) and its subsidiaries, which statements reflect total assets and total interest and non interest income constituting 14.1% and 12.4%, respectively, of the related consolidated totals for the year ended December, 31 2006. Our report dated July 2, 2007 expressed an unqualified opinion on those financial statements based on our audit and the report of other auditors and included explanatory paragraphs regarding to the restatement of the Group’s cash flow statements for the years ended December, 31 2005 and 2004 and that our audit also comprehended the translation of EUR amounts into U.S. dollars amounts in accordance with Note 2 of such consolidated financial statements.

Deloitte, Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
July 2, 2007

ITEM 16A         AUDIT COMMITTEE FINANCIAL EXPERT

On May 18, 2004, the Bank’s Board of Directors appointed Mr. Stefanos Pantzopoulos, an independent non-executive member of the Board, as the Audit Committee Financial Expert. Mr. Pantzopoulos is independent, as that term is defined in the New York Stock Exchange’s manual for listed companies. Mr. Pantzopoulos holds a degree in economics, was in public accounting service in Greece and abroad for more than 35 years and has served as Chairman and Managing Partner of the Greek practice of Arthur Andersen from 1977 to 1998. During that time, Mr. Pantzopoulos was actively involved in the supervision of the audit (in accordance with U.S. GAAP) of the accounts of a large number of subsidiary companies, affiliated companies and branches in Greece of U.S.-based companies. In addition, Mr. Pantzopoulos has served as member of the Supervisory Board of the Greek Certified Public Accountants’ Association from 1992 to 2000. Mr. Pantzopoulos has also served as member of the Board of Directors of the Hellenic-American Chamber of Commerce for a number of years. Mr. Pantzopoulos was reappointed by the Bank’s Board of Directors as the Audit Committee’s Financial Expert on May 25, 2007.

ITEM 16B        CODE OF ETHICS

The Bank’s Board of Directors approved a Code of Ethics for Financial Professionals on February 12, 2004, which covers all Group companies. The Code of Ethics covers the activities of the Executive Members of the Board of each Group entity, the CEO and CFO of each Group Company as well as all persons responsible for the preparation of financial statements and those dealing with investor relations. The Code of Ethics, among other matters, includes provisions for compliance with applicable rules and regulations, demonstrating personal integrity, engaging in honest and ethical conduct, and ensuring that public communications by the Bank are complete, accurate, timely and understandable. A copy of the Code of Ethics for Financial Professionals has been posted on the Bank’s website:  www.nbg.gr.

Further, our Board of Directors approved a Group Code of Ethics (the “Code of Ethics”) on November 26, 2006. All Group companies are obliged to either adopt the Code of Ethics, in the first six months following its adoption by the Bank, or adjust any existing ethics code to agree to the Code of Ethics. The Code of Ethics was sent to each Group employee in early 2007. It appropriately covers issues relating to employee integrity, professionalism and conflict of interests, ethical behavior, business conduct with third parties and compliance with rules and regulations. A copy of the Code of Ethics is available on the Bank’s website: www.nbg.gr.

ITEM 16C        PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Hadjipavlou Sofianos & Cambanis S.A. has served as our principal independent public accountant for each of the past three years ended December 31, 2004 , 2005 and 2006. KPMG was our other significant independent auditor in our Turkish and certain other foreign operations. The following table presents the aggregate fees for professional audit services and other services rendered by (1) the Group’s principal accounting firm Deloitte Hadjipavlou Sofianos & Cambanis S.A., the other member firms of Deloitte Hadjipavlou Sofianos & Cambanis S.A., and their respective affiliates (collectively, “Deloitte”) and (2) the Group’s other auditor, KPMG, in 2006 and 2005.

	Year ended December 31,
Fees by category	2005	2006
	(amounts in EUR thousands)
Audit fees	2,662.9	7,894.4
Audit-related fees	124.0	295.6
Tax fees	178.3	48.4
All other fees	113.0	15.6
Total	3,078.2	8,254.0

Audit Fees

Fees billed for audit services for the year ended December 31, 2005 consisted primarily of the audit of the Group’s consolidated U.S. GAAP financial statements and the audit of statutory and subsidiary financial statements. Fees billed for audit services for the year ended December 31, 2006 consisted primarily, in addition to the aforementioned services for the previous year, of services provided for compliance with the Sarbanes-Oxley Act requirements.

Of fees billed for audit services for the year ended December 31, 2006, €665.8 thousand were billed by KPMG.

Audit-Related Fees

Fees billed for audit related services for the year ended December 31, 2005 and 2006 consisted primarily of other audit and attest services and system and application control reviews.

Tax Fees

Fees billed for tax services for the years ended December 31, 2005 and 2006 consisted primarily of tax compliance, advisory, and planning services and preparation of tax returns.

All other Fees

In the year ended December 31, 2005, other fees mainly referred to services provided by our independent public accountants to the Group’s subsidiaries UBB and Astir Palace Vouliagmenis S.A. Services provided to UBB included permitted human resources services related to UBB’s function improvement project, while services provided to Astir Palace Vouliagmenis S.A. related to advice on reorganization. In 2006 other fees mainly related to services provided to UBB for compliance with the requirements of the central bank.

The Audit Committee has implemented a policy as of May 6, 2003 to approve, on a case-by-case basis, all audit-related services, tax services, and other services in accordance with the rules and regulations concerning auditor independence promulgated by the SEC to implement the Sarbanes-Oxley Act of 2002. Following its decision on January 30, 2006, the Audit Committee has adopted pre-approval guidelines for all allowable non-audit services to be offered by the Group’s statutory auditors for which the fee is not higher than the equivalent of €20,000, as well as for services to NBG Private Equity Ltd regarding the performance of standard agreed upon procedures to audit the exit calculations of Fund investments. These services may be approved by the Chief Financial Officer and the Audit Committee’s approval is obtained at the next Audit Committee meeting. All other allowable audit and non-audit services to be offered by the Group’s statutory auditors are approved, on a case-by-case basis, in accordance with the rules and regulations concerning auditor independence promulgated by the SEC to implement the Sarbanes-Oxley Act of 2002.

For 2007, the Audit Committee has approved the audit of the Group’s consolidated U.S. GAAP financial statements. All remaining “Audit fees”, “Audit related fees” and “Tax fees” for 2006 were specifically approved by the Audit Committee.

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

At the general meeting of shareholders held on May 17, 2005, the program was renewed, effective from June 1, 2005, and expiring May 31, 2006 at a price per share ranging from a minimum of €4.50 to a maximum of €37.00.

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

Pursuant to the buy-back program, in the course of 2005 and 2006, the Bank purchased shares as follows:

Period	Total number of shares	Average price paid per share (in EUR)	Total number of shares purchased as part of publicly announced program	Maximum Number of shares that may yet be purchased under the program
5/1-10/1/05	71,850	24.71	71,850	15,049,616
2/2-10/2/05	78,750	25.18	78,750	14,970,866
21/3-30/3/05	26,820	26.46	26,820	14,944,046
27/4/05	10,505	26.28	10,505	14,933,541
14/6/05	34,015	28.24	34,015	14,899,526
7/7/05	32,060	29.11	32,060	14,867,466
12/8/05	40,000	30.77	40,000	14,827,466
21/9/05	41,000	29.90	41,000	14,786,466
19/10/05	35,000	30.99	35,000	16,543,776
1/1-9/4/06	35,000	30.99	35,000	33,624,904
14/6-18/12/06	—	—	—	47,462,718
19/12-31/12/06	100,000	33.18	100,000	47,362,718

In addition, on October 4, 2005, the Bank sold 1,792,310 shares for an average price of €32.90. Thus, the October 19, 2005 purchase of 35,000 shares did not surpass the maximum number of shares that the Bank is permitted to buy under the program.

At the annual General Meeting of Shareholders on May 25, 2007 a share buy-back program in accordance with article 16 par. 5 et seq. of Law 2190/1920 was approved, allowing the buy-back of shares up to 10% of the aggregate amount of the shares of the Bank with a minimum purchase price of €5 and a maximum of €60 per share for the time period between June 1, 2007 and May 24, 2008. The Bank intends to purchase up to 20,000,000 own shares with a minimum purchase price of €5 and a maximum of €60 per share, for the time between June 11, 2007 and September 30, 2007.

All purchases were made in market transactions effected on the ATHEX. No purchases were made other than in accordance with our buy-back program.

PART III

ITEM 17            FINANCIAL STATEMENTS

Please see Item 18.

ITEM 18            FINANCIAL STATEMENTS

See our consolidated financial statements and the notes thereto beginning on page F-1, which we incorporate herein by reference.

ITEM 19            EXHIBITS

Exhibit Number	Description of Exhibits
1	An English translation of the Articles of Association of the Bank, as amended with effect from July 2006.*

4.1

Share Purchase Agreement, dated April 3, 2006, as amended and restated, by and between National Bank of Greece S.A. and Fiba Holding A.S., Fina Holding A.S., Girisim Factoring A.S. and Fiba Factoring Hizmetleri A.S.

4.2	Shareholders’ Agreement, dated August 18, 2006, by and between National Bank of Greece S.A. and Fiba Holding A.S., Girisim Factoring A.S. and Fiba Factoring Hizmetleri A.S.

8	Subsidiaries of the Bank.

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

*                     Incorporated by reference to the Bank’s Annual Report on Form 20-F for the year ended December 31, 2005, filed on July 14, 2006.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for this filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NATIONAL BANK OF GREECE S.A. (Registrant)
By:	/s/ TAKIS ARAPOGLOU
Name: Takis Arapoglou Title: Chairman and Chief Executive Officer

Date: July 2, 2007

National Bank of Greece S.A. and Subsidiaries
Consolidated Financial Statements as of December 31, 2005 and 2006 and for the Years Ended December 31, 2004, 2005 and 2006 and Report of Independent Registered Certified Public Accounting Firm

National Bank of Greece S.A. and Subsidiaries

Report of Independent Registered Public Accounting Firm

To the Shareholders of the
National Bank of Greece S.A. and subsidiaries
Athens, Greece

We have audited the accompanying consolidated balance sheets of National Bank of Greece S.A. and subsidiaries (the “Group”) as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the consolidated financial statements of Finansbank Anonim Şirketi (a consolidated subsidiary acquired by the Group on August 18, 2006) and its subsidiaries, which statements reflect total assets and total interest and non interest income constituting 14.1% and 12.4%, respectively, of the related consolidated totals for the year ended December 31, 2006. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Finansbank Anonim Şirketi and its subsidiaries is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of National Bank of Greece S.A. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 44, the Group’s cash flow statements for the years ended December 31, 2005 and 2004 have been restated.

Our audits also comprehended the translation of the EUR amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such US dollar amounts are presented solely for the convenience of the readers in the United States.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Group’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our report dated June 29, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Group’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

Deloitte Hadjipavlou Sofianos & Cambanis S.A. Athens Greece
July 2, 2007

Report of Independent Registered Public Accounting Firm

To the Shareholders of the
Finansbank Anonim Şirketi and subsidiaries
Istanbul, Turkey

We have audited the accompanying consolidated balance sheets of Finansbank Anonim Şirketi and its subsidiaries (collectively “the Group”) as of December 31, 2006 and the close of business on August 17, 2006 and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the period from August 18, 2006 to December 31, 2006. These consolidated financial statements are the responsibility of the Group’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Finansbank Anonim Şirketi and its subsidiaries as of December 31, 2006 and the close of business on August 17, 2006, and the results of their operations and their cash flows for the period from August 18, 2006 to December 31, 2006 in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of December 31, 2006 and for the period August 18, 2006 to December 31, 2006 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in YTL have been translated into dollars on the basis set forth in Note 2 of the notes to the consolidated financial statements.

KPMG Akis Bagimsiz Denetim ve SMMM A.S.

June 22, 2007
Istanbul

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2005	2006	2006
		(EUR in thousands)	(EUR in thousands)	(USD in thousands)
				(Note 2)
ASSETS
Cash and due from banks	5	1,510,972	1,863,974	2,489,947
Deposits with central bank	6	1,184,383	2,110,191	2,818,850
Securities purchased under agreements to resell	7	2,495,733	2,398,097	3,203,442
Interest bearing deposits with banks	8	1,322,015	2,272,043	3,035,056
Money market investments	9	179,073	367,653	491,121
Trading assets (includes EUR 1,585,916 thousand and EUR 2,909,822 thousand in 2005 and 2006 respectively, pledged as collateral)	10	8,558,662	7,374,207	9,850,664
Financial instruments marked to market through the profit and loss	11	5,104,757	5,307,946	7,090,497
Derivative assets	12	284,469	325,013	434,161
Securities:
Available-for-sale, at fair value	13	2,607,009	4,155,066	5,550,449
Held to maturity, at amortised cost (fair value of EUR 20,867 thousand at December 31, 2005)	13	20,867
Equity method investments	14	230,117	234,570	313,345
Loans	15	30,674,173	43,756,843	58,451,567
Less: Allowance for loan losses		(1,092,545)	(1,224,757)	(1,636,063)
Net loans		29,581,628	42,532,086	56,815,504
Goodwill	16	304,900	2,349,677	3,138,762
Software and other intangibles	16	42,486	209,819	280,282
Premises and equipment, net	17	745,180	950,562	1,269,786
Customers’ liability on acceptances		205	—	—
Accrued interest receivable		534,594	700,660	935,960
Other assets	18	2,545,932	2,562,174	3,422,621
Assets classified as held for sale	19	2,754,517	—	—
TOTAL ASSETS		60,007,499	75,713,738	101,140,447

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Continued)

		As of December 31,
	Note	2005	2006	2006
		(EUR in thousands)	(EUR in thousands)	(USD in thousands)
				(Note 2)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest bearing deposits	21	40,378,697	49,618,808	66,282,137
Non-interest bearing deposits	21	4,872,387	6,266,253	8,370,629
Total deposits		45,251,084	55,885,061	74,652,766
Central bank borrowings	22	353	1,024	1,368
Securities sold under agreements to repurchase	23	2,726,817	3,037,503	4,057,578
Derivative liabilities	12	297,867	423,685	565,970
Other borrowed funds	24	195,690	295,243	394,394
Acceptances outstanding		205	—	—
Accounts payable, accrued expenses and other liabilities	25	3,128,656	3,464,889	4,628,492
Insurance reserves	26	1,537,128	1,733,566	2,315,746
Long-term debt	27	2,151,942	4,445,565	5,938,505
Liabilities classified as held for sale	19	2,255,132	—	—
Total liabilities		57,544,874	69,286,536	92,554,819
Minority interests		89,177	788,645	1,053,493
SHAREHOLDERS’ EQUITY:
Common stock, par value EUR 4.80 in 2005 and EUR 5,00 in 2006 (shares authorised, issued and outstanding: 336,599,045 and 475,287,219 at 2005 and 2006 respectively)		1,615,675	2,376,436	3,174,507
Additional paid-in capital	33	139,892	2,413,066	3,223,438
Accumulated surplus		616,663	924,616	1,235,127
Accumulated other comprehensive (loss)/income	40	2,322	(48,735)	(65,102)
Treasury stock, at cost (40,133 and 882,560 shares at 2005 and 2006 respectively)		(1,104)	(26,826)	(35,835)
Total shareholders’ equity		2,373,448	5,638,557	7,532,135
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		60,007,499	75,713,738	101,140,447

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

		Year ended December 31,
	Note	2004	2005	2006	2006
		(EUR in thousands)	(EUR in thousands)	(EUR in thousands)	(USD in thousands)
					(Note 2)
Interest Income:
Loans		1,315,110	1,591,972	2,373,241	3,170,239
Securities available-for-sale		76,074	92,843	185,003	247,132
Securities held-to-maturity		—	1,953	—	—
Trading assets		404,999	374,868	480,902	642,402
Securities purchased under agreements to resell		116,153	108,673	111,378	148,782
Interest-bearing deposits with banks		137,221	199,607	285,920	381,940
Other		25,059	20,472	66,330	88,605
Total interest income		2,074,616	2,390,388	3,502,774	4,679,100
Interest Expense:
Deposits		454,460	598,705	1,105,197	1,476,352
Federal funds purchased and Securities sold under agreements to repurchase	23	153,962	141,889	126,903	169,520
Other borrowed funds	24	3,349	4,595	18,992	25,370
Long-term debt	27	44,706	87,240	144,445	192,954
Other		5,430	4,692	6,882	9,193
Total interest expense:		661,907	837,121	1,402,419	1,873,389
Net interest income before provision for loan losses		1,412,709	1,553,267	2,100,355	2,805,711
Provision for loan losses	15	(201,234)	(225,013)	(261,603)	(349,456)
Net interest income after provision for loan losses		1,211,475	1,328,254	1,838,752	2,456,255
Non-Interest Income:
Credit card fees		75,220	79,675	126,981	169,625
Service charges on deposit accounts		43,293	38,218	40,941	54,690
Other fees and commissions		336,438	369,730	457,269	610,832
Net trading profit		5,451	5,933	6,369	8,508
Net realized gains on sales of available-for-sale securities	13	16,305	119,523	116,872	156,121
Equity in earnings of investees	14	3,822	36,823	26,890	35,920
Other	29	807,745	816,871	981,961	1,311,730
Total non-interest income		1,288,274	1,466,773	1,757,283	2,347,426
Non-interest Expense:
Salaries		572,169	615,803	770,644	1,029,447
Employee benefits		249,326	260,898	228,227	304,872
Voluntary early retirement schemes		135,376	16,667	38,603	51,567
Occupancy expenses		54,476	49,484	61,966	82,776
Equipment expenses		16,562	19,327	37,475	50,060
Depreciation of premises and equipment		73,403	60,209	74,276	99,220
Amortization of intangible assets		31,774	23,898	24,404	32,600
Impairment of equity method investments		—	—	—	—
Impairment of goodwill		—	16,162	52,860	70,612
Other than temporary impairment of available-for-sale securities		7,980	—	—	—
Deposit insurance premium		14,600	15,976	17,854	23,850
Minority interests, net of tax		(13,629)	40,625	96,150	128,440
Other	30	1,184,959	916,281	1,179,000	1,574,940
Total non-interest expense		2,326,996	2,035,330	2,581,459	3,448,384
Income from continuing operations before income tax expense		172,753	759,697	1,014,576	1,355,297
Income tax (expense) / benefit	31	6,035	(232,786)	(214,699)	(286,801)
Income from continuing operations		178,788	526,911	799,877	1,068,496
Discontinued operations		51,878	46,773	69,326	92,608
Income tax (expense)		(20,396)	(18,490)	(11,139)	(14,880)
Income from discontinued operations		31,482	28,283	58,187	77,728
NET INCOME (carried forward)		210,270	555,194	858,064	1,146,224

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Continued)

		Year ended December 31,
	Note	2004	2005	2006	2006
		(EUR in thousands)	(EUR in thousands)	(EUR in thousands)	(USD in thousands)
					(Note 2)
NET INCOME (brought forward)		210,270	555,194	858,064	1,146,224
Other comprehensive income, net of tax:
Foreign currency translation adjustments	40	(9,202)	24,520	(24,097)	(32,189)
Net unrealized holding (losses) / gains on available-for-sale securities:
Net unrealized holding gains / (losses) during the period (net of tax expense/ (benefit) of: EUR 15,784 thousand in 2004, EUR 12,604 thousand in 2005 and EUR 9,320 thousand in 2006)		51,488	53,226	58,221	77,773
Less: reclassification adjustment for net (gains) / losses included in net ncome (net of tax expense / (benefit) of: EUR (5,741) thousand in 2004, EUR (38,015) thousand in 2005 and EUR (18,433) thousand in 2006)		(10,771)	(81,005)	(46,433)	(62,026)
Reclassification adjustment for impairment of available-for-sale securities net of tax of EUR 2,599 thousand in 2004 nil in 2005 and 2006		5,381	—	—	—
Additional minimum pension liability (net of tax (benefit) of EUR (2,200) thousand in 2004), EUR (144) thousand in 2005 and EUR (76) thousand in 2006	38	(18,796)	(9,611)	18,589	24,832
Subtotal		27,302	(37,390)	30,377	40,579
COMPREHENSIVE INCOME		228,370	542,324	864,344	1,154,614
EARNINGS PER SHARE
Basic and diluted	34	0.62	1.61	2.06	2.75
Basic and diluted—excluding discontinued operations		0.53	1.52	1.92	2.56
CASH DIVIDENDS DECLARED PER SHARE		0.65	0.60	1.00	1.34

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

		Year ended December 31,
	Note	2004	2005	2006	2006
		(EUR in thousands)	(EUR in thousands)	(EUR in thousands)	(USD in thousands)
					(Note 2)
Common Stock:
Balance at beginning of year (255,058,085, 331,575,511 and 336,599,045 shares at 2004, 2005 and 2006 respectively)		1,147,761	1,492,090	1,615,675	2,158,262
Issuance of 5,023,534 shares in 2005 to acquire 100% interest in National Investment Company		—	22,606	—	—
Capitalization of additional paid-in capital (76,517,426 shares in 2004)		344,329	—	—	—
Capitalisation of additional paid-in capital to raise par value of shares from EUR 4.50 to EUR 4.80		—	100,979	—	—
Issuance of 2,670,367 shares in 2006 to acquire 100% interest in National Real Estate		—	—	12,818	17,123
Capitalisation of additional paid-in capital to raise par value of shares from EUR 4.80 to EUR 5.00		—	—	67,854	90,641
Issuance of 135,707,764 shares in 2006 through a rights issue		—	—	678,539	906,411
Share options exercised in 2006 (310,043 shares)		—	—	1,550	2,070
Balance at end of year (331,575,511, 336,599,045 and 475,287,219 shares at 2004, 2005 and 2006 respectively)		1,492,090	1,615,675	2,376,436	3,174,507
Additional Paid-in Capital:
Balance at beginning of year		379,450	19,975	139,892	186,871
Issuance of shares to acquire the minority interest in National Investment Company (Ethnex)	33	—	139,835	—	—
Issuance of shares to acquire the minority interest in National Real Estate Company (Ethnak)	33	—	—	69,430	92,746
Capitalization of additional paid-in capital		(344,329)	(100,979)	(67,854)	(90,641)
Issuance of 135,707,764 shares in 2006 through a rights issue of EUR 2,321,960 net of after tax issuance expenses of EUR (64,063)		—	—	2,257,897	3,016,159
Share options exercised (310,043 above par of EUR 18.8 each)		—	—	5,829	7,787
Share based payments		—	—	6,383	8,527
Gain/(Loss) on sales of treasury stock (net of tax)		(20,360)	76,350	813	1,086
Treasury stock dividends paid to subsidiaries		5,214	4,711	676	903
Balance at end of year		19,975	139,892	2,413,066	3,223,438
Accumulated Surplus:
Balance at beginning of year		214,942	259,429	616,663	823,755
Net income		210,270	555,194	858,064	1,146,225
Dividends		(165,783)	(197,960)	(550,111)	(734,853)
Balance at end of year		259,429	616,663	924,616	1,235,127
Accumulated Other Comprehensive (Loss)/ Gain—net of tax :
Balance at beginning of year		(2,908)	15,192	2,322	3,102
Net change in fair value of securities available-for-sale		46,098	(27,779)	11,788	15,747
Foreign currency translation adjustments		(9,202)	24,520	(24,097)	(32,189)
Pension liability		(18,796)	(9,611)	(38,748)	(51,762)
Balance at end of year		15,192	2,322	(48,735)	(65,102)
Treasury Stock, at Cost:
Balance at beginning of year (10,693,858, 9,401,899 and 40,133 shares at 2004, 2005 and 2006 respectively)		(348,790)	(210,128)	(1,104)	(1,475)
Sale of treasury stock (6,143,698, 10,251,461 and 2,077,220 shares during 2004, 2005 and 2006 respectively)		183,137	235,591	71,621	95,673
Purchase of treasury stock (4,851,739, 889,695 and 1,947,299 shares during 2004, 2005 and 2006 respectively)		(44,475)	(26,567)	(68,725)	(91,805)
318,521 allotted shares from the issuance of 135,707,764 shares in 2006 through a rights issue of EUR 2,321,960		—	—	(7,042)	(9,407)
Conversion of National Real Estate shares due to merger with the Bank (653,827 shares)		—	—	(21,576)	(28,821)
Balance at end of year (9,401,899, 40,133 and 882,560 shares at 2004, 2005 and 2006 respectively)		(210,128)	(1,104)	(26,826)	(35,835)
Total shareholders’ equity		1,576,558	2,373,448	5,638,557	7,532,135

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2004	2005	2006	2006
	(EUR in thousands)	(EUR in thousands)	(EUR in thousands)	(USD in thousands)
	Restated	Restated		(Note 2)
Cash flows from Operating Activities:
Net Income before discontinued operations	178,787	526,911	799,877	1,068,497
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for loan losses	201,233	225,013	261,603	349,455
Net gain / (loss) on sale of premises and equipment	(31,052)	(35,035)	(74,686)	(99,768)
Net realized (loss) / gain on sales of available-for-sale securities	(16,305)	(119,523)	(116,872)	(156,121)
Net realized (loss) / gain on sales of subsidiaries	—	3,883	(3,318)	(4,432)
Equity in earnings or (losses) of equity method investees	(3,822)	(36,823)	(26,890)	(35,920)
Depreciation	73,404	60,209	74,276	99,220
Amortization of intangibles	31,773	23,899	24,404	32,600
Impairment of tangibles			379	506
Impairment of goodwill	—	16,162	52,860	70,612
Share based payments	—	—	6,383	8,527
Pension liability in OCI	(18,796)	(9,611)	(44,469)	(59,403)
Provision for deferred income taxes	(208,307)	64,600	(97,813)	(130,661)
Profit on the disposal of equity investments	(195)	(193)	(926)	(1,237)
Changes in assets and liabilities
Trading assets and derivative instruments	3,217,482	(3,202,390)	1,198,927	1,601,559
Accrued interest receivable	63,754	41,314	(43,615)	(58,262)
Other assets	(231,407)	(121,069)	(6,858)	(9,160)
Accounts payable and accrued expenses	(279,391)	750,390	(182,191)	(243,375)
Insurance reserves	272,749	23,953	196,438	262,408
Cash flows provided by / (used in) operating activities from continuing operations	3,249,907	(1,788,310)	2,017,509	2,695,045
Cash flows provided by / (used in) operating activities from discontinued operations	39,687	48,878	(2,297)	(3,068)
Cash Flows from Investing Activities
Activities in available-for-sale securities:
Purchases	(507,217)	(4,687,219)	(8,212,968)	(10,971,104)
Sales proceeds	870,072	3,535,933	8,036,256	10,735,046
Maturities, prepayments and calls	1,610,460	931,210	130,341	174,113
Activities in held-to-maturity securities:				—
Maturities, prepayments and calls	—	20,867	20,867	27,875
Purchases	—	(41,734)	—	—
Acquisition of subsidiary companies	(50,581)	(8,400)	(2,464,832)	(3,292,589)
Sale of subsidiaries			314,850	420,585
Purchases of premises and equipment	(216,217)	(117,669)	(153,079)	(204,487)
Proceeds from sales of premises and equipment	52,357	104,154	148,743	198,695
Net proceeds from disposals, acquisitions and dividends received from equity investments	3,304	5,733	18,192	24,301
Acquisition of and increase of controlling interest in subsidiary companies	—	(25,646)	(3,580)	(4,782)
Net cash acquired with the subsidiary companies	—	4
Net cash provided by (used in):
Obligatory deposits with central bank	139,656	(793,615)	(354,129)	(473,055)
Loan origination and principal collections	(4,340,876)	(4,980,924)	(7,215,039)	(9,638,043)
Federal funds sold and securities purchased under agreements to resell	(315,188)	1,277,725	112,750	150,614
Interest bearing deposits in banks	209,113	3,520,482	1,767,392	2,360,930
Deposits in money market accounts	(57,068)	(29,050)	(122,137)	(163,154)
Other	—	—	(385)	(514)
Cash flows provided by / (used in) investing activities from continuing operations	(2,602,185)	(1,288,149)	(7,976,758)	(10,655,569)
Cash flows provided by / (used in) investing activities from discontinued operations	23,015	(72,821)	824	1,101

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Year ended December 31,
	2004	2005	2006	2006
	(EUR in thousands)	(EUR in thousands)	(EUR in thousands)	(USD in thousands)
	Restated	Restated		(Note 2)
Cash flows from Financing Activities:
Proceeds from issuance of long-term debt	482,149	513,220	2,224,462	2,971,497
Principal repayments and retirements of long-term debt	(10,301)	(9,526)	(1,185,287)	(1,583,338)
Proceeds from issuance of common stock			3,000,836	4,008,597
Treasury stock purchased	(43,594)	(26,567)	(68,725)	(91,805)
Proceeds from sales of treasury stock	161,896	331,022	72,793	97,239
Other, net	(740)	36,344	(92,288)	(123,281)
Dividends paid	(165,783)	(193,248)	(338,558)	(452,255)
Net cash provided by (used in):
Deposits	(1,741,542)	6,571,965	3,901,899	5,212,262
Central bank borrowings	(5,393)	(1,058)	(331)	(442)
Federal funds purchased and securities sold under agreements to repurchase	679,554	(3,402,190)	170,981	228,401
Other borrowings	20,363	131,056	(1,429,909)	(1,910,111)
Cash flows provided by / (used in) financing activities from continuing operations	(623,391)	3,951,018	6,255,873	8,356,764
Cash flows provided by / (used in) financing activities from discontinued operations	(166,921)	(4,608)	—	—
Effect of exchange rate change on cash and due from banks	(6,624)	13,470	5,937	7,931
Net (decrease)/increase in cash and due from banks	(86,512)	859,478	301,088	402,204
Cash and due from banks at beginning of year	789,920	703,408	1,562,886	2,087,745
Cash and due from banks at end of year	703,408	1,562,886	1,863,974	2,489,949
Cash and due from banks at end of year (discontinued operations)	(43,791)	(51,914)	—	—
Cash and due from banks from continuing operations at end of year	659,617	1,510,972	1,863,974	2,489,949
Supplemental Disclosure of Cash Flow Information:
Cash paid for:
Income taxes	209,184	154,445	294,538	393,452
Interest	672,822	848,385	1,274,206	1,702,119
Supplemental schedule of non cash investing and financing activities
Issuance of common stock to effect the capitalization of additional paid-in capital	344,329	100,979	67,854	90,641

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:   ORGANIZATION

The National Bank of Greece S.A. (the “Bank”) was incorporated in the Hellenic Republic in 1841. The National Bank of Greece S.A. and subsidiaries (the “Group”) is involved in diversified financial services activities including retail and commercial banking, global investment management, investment banking, insurance, investment activities and securities trading. The Group’s non-financial service activities include hotels, warehouse management and real estate investments. The Group operates primarily in Greece, but also has operations in Europe, Asia Minor and Africa.

NOTE 2:   REPORTING CURRENCY AND TRANSLATION INTO US DOLLARS

Financial statements for the Group as of December 31, 2006, are expressed in Euro (EUR). The translation of EUR amounts into US dollar amounts is presented solely for the convenience of the reader and should not be construed as representations that the amounts stated in EUR have been or could have been or could be now or at any time in the future converted into US dollars at this or any other rate of exchange. The exchange rate used for the purpose of this disclosure is the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs by the Federal Reserve Bank of New York on June 11, 2007 which was EUR 0.7486 to US $ 1.00 (EUR 0.7593 to US $ 1.00 on December 31, 2006).

NOTE 3:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Group in preparing these financial statements.

Principles of Consolidation—The consolidated financial statements of the Group include the accounts of the Bank and its direct and indirect subsidiaries. The Bank’s subsidiaries are entities in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercise control, for entities in which the equity holders have substantive voting interests. Effective December 31, 2003, the Group also consolidates variable interest entities (VIEs) where the Group is the primary beneficiary in accordance with Financial Accounting Standards Board (“FASB”) Interpretation (FIN) No. 46 “ Consolidation of Variable Interest Entities an interpretation of ARB No 51” (“FIN 46), as revised. The effects of inter-company transactions and balances have been eliminated.

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

Statement of Cash Flows—For purposes of the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption “cash and due from banks”.

Securities: Trading, AFS, HTM—Debt securities are classified based on management’s intention on the date of purchase. Debt securities which management has the positive intent and ability to hold to maturity are classified as held-to-maturity and are reported at amortized cost. Securities that are bought and held principally for the purpose of resale in the near term are classified as trading instruments and are stated at fair value with unrealized gains and losses included in net trading profit or loss. All other debt securities are classified as available for sale and carried at fair value with net unrealized gains and losses included in accumulated other comprehensive income on a net of tax basis. Interest and dividends on securities, including amortization of premiums and accretion of discounts are included in interest income.

Individual held-to-maturity and available-for-sale securities with declines to their fair values below their cost that are other than temporary are written down to their fair value on an individual security basis. The related write-downs are included in earnings as realized losses. Gains and losses on the sale of available-for-sale securities are recorded on the trade date and are calculated using the average cost method.

Securities: Trading Instruments—Financial instruments utilized in trading activities are stated at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair values are estimated based on dealer quotes, pricing models, discounted cash flow analysis or quoted prices for instruments with similar characteristics. Realized and unrealized gains and losses are recognized in net trading profit or loss.

Securities: Equity method investments—Equity investments in which the Group exercises significant influence but does not control, are initially recorded at cost and the carrying amount of the investments is adjusted to recognize the Group’s share of the earnings or losses of investees after the date of acquisition. The amount of the adjustment, after elimination of any intercompany gains and losses and impairment of goodwill, if any, is included in the determination of the Group’s net income. Dividends received by the Group from its equity method investments reduce the carrying amount of those investments.

Loans—Loans are included at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans or unamortized premiums or discounts on purchased loans. Interest income is accrued on the unpaid principal balance. Discounts and premiums are amortized to income using the interest rate method.

Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment to yield of the related loans. There are no loans that have been originated which are intended for sale in the secondary market.

Non-accruing loans—The accrual of interest on commercial loans is discontinued at the time the loan is 180 days delinquent unless the credit is well secured and in process of collection. Residential real estate loans are typically placed on non-accrual at the time the loan is 180 days delinquent. Credit card loans, other unsecured personal credit lines and certain consumer finance loans are typically placed on non-accrual basis no later than the date upon which they become 100 days delinquent. In all cases, loans

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

must be placed on non-accrual, or written-off at an earlier date, if collection of principal or interest is considered doubtful. All interest accrued but not collected for loans that are placed on non-accrual or written-off is reversed against interest income.

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

The Group performs periodic and systematic detailed reviews of its lending portfolios to identify inherent risks and to assess to the overall collectibility of those portfolios. The allowance on certain homogeneous loan portfolios, which generally consist of consumer and mortgage loans, is based on aggregated portfolio segment evaluations generally by loan type.

Under Greek regulations, non-performing loans cannot be written off until legal remedies for recovery, which can be a very lengthy process, have been exhausted. Historical loss amounts include both amounts actually written off and amounts that are expected to be written off, but for which not all legal remedies for recovery have been fully exhausted.

Loss forecast models are utilized for these segments which consider a variety of factors including, but not limited to, historical loss experience, anticipated defaults or foreclosures based on portfolio trends, delinquencies and credit scores, and expected loss factors by loan type. The remaining loan portfolios are reviewed on an individual loan basis.

Loans subject to individual reviews are analyzed and segregated by risk according to the Group’s internal risk rating scale. These risk classifications, in conjunction with an analysis of historical loss experience, current economic conditions and performance trends within specific portfolio segments, and any other pertinent information (including individual valuations on non-performing loans in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 114, “Accounting by Creditors for Impairment of a Loan” (“SFAS 114”)) result in the estimation of specific and coefficient method allowances for loan losses. If necessary, an allowance for loan losses is established for individual impaired loans. A loan is considered impaired when, based on current information and events, it is probable that the Group will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the agreement.

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

Foreclosed assets are initially recorded at the lower of fair value, net of estimated selling costs. Subsequent to foreclosure, management periodically performs valuations and the assets are carried at the lower of carrying amount or fair value less costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other expenses.

Goodwill and Other Intangibles—Net asset of companies acquired in purchase transactions are recorded at fair value at the date of the acquisition, as such, the historical cost basis of individual assets and liabilities are adjusted to reflect their fair value. Identified intangibles are amortized on an accelerated or straight-line basis over the period benefited. Goodwill is not amortized, but is reviewed for potential impairment at least on an annual basis or if events or circumstances indicate a potential impairment more frequently, at the reporting unit level. The impairment test is performed in two phases. The first step of the goodwill impairment test, compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit’s goodwill, as defined in SFAS 142 “Goodwill and Other Intangible Assets”, with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. Intangible assets subject to amortization are evaluated for impairment in accordance with SFAS 144 Accounting for the Impairment or Disposal of Long-Lived Assets if events and circumstances indicate a possible impairment. There were no events or changes in circumstances in 2006, 2005, and 2004 that indicated the carrying amounts of our intangibles may not be recoverable. Intangible assets are amortised using an estimated range of anticipated lives, which is 3 to 10 years for software and 6 to 8 years for intangibles arising on acquisitions such as customer relationships and core deposits. Trade names have indefinite lives.

Special Purpose Financing Entities—The Group determines whether these entities should be consolidated by evaluating the degree to which it maintains control over the financing entity and will receive the risks and rewards of the assets in the financing entity. In making this determination, the Group considers whether the entity is a qualifying special purpose entity (“QSPE”), which is generally not required to be consolidated by the seller or investors in the entity. For non—QSPE structures or VIEs, the Group assesses whether it is the primary beneficiary of the entity. In accordance with FIN 46R, the primary beneficiary is the party that consolidates a VIE based on the assessment that it will absorb a majority of the expected losses or expected residual returns of the equity, or both. For additional information on other special purpose financing entities, see note 27 to the Consolidated Financial Statements

Income taxes—There are two components of income tax expenses: current and deferred. Current income tax expense approximates cash to be paid or refunded for taxes for the applicable period.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred income tax assets and liabilities are determined using the asset and liability (or balance sheet) method based on enacted income taxes. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws applicable in the respective jurisdiction.

Recognition of deferred tax assets is based on management’s belief that it is more likely than not that the tax benefit associated with certain temporary differences, such as tax operating loss carry forward and tax credits, will be realized. A valuation allowance is recorded for the amount of the deferred tax events for which it is more likely than not that the realization will not occur.

Premises and equipment—Tangible fixed assets, including buildings are stated at cost less accumulated depreciation, except for land, which is stated at cost. Depreciation is provided on a straight-line or accelerated depreciation basis over the estimated useful lives of individual assets and classes of assets. Maintenance, repairs and minor alterations are expensed as incurred.

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

Premium revenues from life insurance policies (long-duration contracts) are recognized as revenue as and when they become due from policyholders. Variable costs incurred in the acquisition of such policies are capitalized and expensed proportionately with the recognition of premium revenues. Premium income from property and casualty policies (short-duration contracts), is recognized over the life of the policy. Income and costs on policies, which relate to subsequent periods are deferred and recognized in the period to which they relate. Claims relating to property and casualty policies are recognized as and when these become known based on the information available.

Insurance reserves for expected costs relating to life insurance policies are accrued over the current and expected renewal periods of the contracts. The present value of estimated future policy benefits payable, less the present value of estimated future net premia to be collected is estimated using approved actuarial methods that use assumptions about future investment yields, mortality, expenses, options and guarantees, morbidity and termination rates at the time of inception of insurance contracts. Original assumptions are adjusted to reflect actual experience and any premium deficiency estimated is charged off to income for the period. Revised assumptions reflect estimates of future monetary inflation, medical inflation, the swap rate of bonds as at the end of each reporting period and recent experience concerning risk factors mentioned above. An appropriate discount factor is used.

Insurance reserves for property and casualty insurance include, apart from an unearned premium reserve, a provision for outstanding claims and a provision for claims incurred but not reported (“IBNR”). Loss estimates rely on observations of loss experience for similar historic events that relate to cumulative

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

gross paid claim amount, settled claim amount, incurred claim amount and claim number developments. Such observations are periodically revised and any premium deficiency is charged to income for the period. Projections are based on historical development patterns. The development ratios are adjusted in a small number of cases to remove the effect of claim developments, which appear to be of an exceptional nature. Projections of reinsurance recoveries are also undertaken. Allowance is made for claim adjustment expenses and an appropriate discount factor is used.

Derivatives and hedging activities—All derivatives are recognized on the consolidated balance sheet at fair value and recorded as derivative assets or liabilities. For exchange-traded contracts, fair value is based on quoted market prices. For non- exchange traded contracts, fair value is based on dealer quotes, pricing models, discounted cash flow analysis or quoted prices for instruments with similar characteristics. The Group designates a derivative as held for trading or hedging purposes when it enters into a derivative contract. Derivatives designated as held for trading activities are included in derivative assets or liabilities with changes in fair value reflected in net trading profit or loss.

The Group uses its derivatives designated for hedging activities as fair value hedges. The Group primarily manages interest rate and foreign currency exchange rate sensitivity through the use of derivatives. Fair value hedges are used to limit the Group’s exposure to changes in the fair value of its interest-bearing assets or liabilities that are due to interest rate or foreign exchange volatility. Changes in the fair value of derivatives designated for fair value hedging activities that are highly effective as hedges along with the change in the fair value on the hedged item attributable to the hedged risk are reflected in net trading profit or loss. Hedge ineffectiveness and gains and losses on the excluded component of a derivative in assessing hedge effectiveness are recorded in earnings.

The Group occasionally purchases or issues financial instruments containing embedded derivatives. The embedded derivative is separated from the host contract and carried at fair value if the economic characteristics of the derivative are not clearly and closely related to the economic characteristics of the host contract.

The Group formally documents at inception all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedge transactions as required by SFAS 133 “Accounting for derivative instruments and Hedging Activities” (“SFAS 133”). Additionally, the Group assesses at the hedge’s inception and quarterly thereafter whether the derivative used in its hedging transaction is expected to be or has been highly effective in offsetting changes in the fair value of the hedged items. The Group discontinues hedge accounting when it is determined that a derivative is not expected to be or has ceased to be highly effective as a hedge and reflects the changes in fair value in earnings.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Dividend policy—The Bank, on the basis of its statutory financial statements, Greek GAAP, pays dividends out of:

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

Any distribution of the remainder of the distributable profits must be approved by a “General Meeting of the Shareholders” with the ordinary quorum and majority voting requirements. No distribution can be effected if, on the closing date of the last financial year, the total shareholders’ equity is, or will become after that distribution, lower than the sum amount of the share capital and the reserves, the distribution of which is prohibited by Greek law or the Bank’s Articles of Association.

In the event that the mandatory minimum dividend payments equal 35% of the net profits for the year, the Bank’s shareholders have two options. According to Greek Emergency Law 148/1967, as amended by Greek Law 2753/1999, a majority representing at least 65% of the paid-up share capital may vote to pay the lower dividend of 6% of the Bank’s share capital. The remaining undistributed dividend must then be transferred to a special reserve which must, within four years following the General Meeting, be distributed in the form of a stock dividend. Furthermore, a majority representing 70% of the Bank’s paid-up capital may vote to waive this stock dividend.

Normally, dividends are declared and paid in the year subsequent to the reporting period. Up to and including the fiscal year ended December 31, 2005, dividends are accounted for once declared. Beginning in 2006, the Group changed its policy and now records a liability related to the mandatory minimum dividend payment computed as 35% of the net profits for the year less unrealized gains. The mandatory minimum dividend liability recognized in 2006 amounts to  €210,877 thousand. The effect of the mandatory minimum dividend in prior years is immaterial.

Resale and repurchase agreements—The Group enters into purchases of securities under agreements to resell (“resale agreements”) and sales of securities under agreements to repurchase (“repurchase agreements”) of substantially identical securities. Resale agreements and repurchase agreements are generally accounted for as secured lending and secured borrowing transactions, respectively.

The amounts advanced under resale agreements and the amounts borrowed under repurchase agreements are carried on the balance sheet at the amount advanced or borrowed plus accrued interest. The market value of these securities is monitored and the level of collateral is adjusted accordingly.

Share-based payment transactions—The Bank approved a Group-wide share options plan for the executive members of the Board of Directors, management and staff of the Group. The fair value of the employee services received in exchange for the grant of the options is recognised as a compensation cost. The total amount to be expensed over the requisite period is determined by reference to the fair value of

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the share options granted. The fair value of the options is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the expected volatility of the underlying stock and the expected dividends on it, and the risk-free interest rate over the expected life of the option.

When the options are exercised and new shares are issued, the proceeds received net of any transaction costs are credited to paid-in capital.

Treasury stock—The Group parent company’s common stock, owned by the Group entities, is considered to be treasury stock and is recorded at cost. Gains and losses on disposal of treasury stock are recorded in equity.

Earnings per share—Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts were exercised and is computed after giving consideration to the weighted average dilutive effect of these common stock equivalents.

For the purpose of the earnings per share calculations, shares owned by entities within the Group are not included in the calculations of the denominators

Use of estimates—The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by management are discussed in the notes as applicable.

Recently issued accounting pronouncements—In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159), which allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. Subsequent changes in fair value of these financial assets and liabilities would be recognized in earnings when they occur. SFAS 159 further establishes certain additional disclosure requirements. SFAS 159 is effective for the Group’s financial statements for the year beginning on January 1, 2008, with earlier adoption permitted. Management is currently evaluating the impact and timing of the adoption of SFAS 159 on the Group’s financial condition and results of operations.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (SFAS 158), which requires the recognition of a plan’s overfunded or under-funded status as an asset or liability with an offsetting adjustment to Accumulated Other Comprehensive Income (OCI). SFAS 158 further requires the determination of the fair values of a plan’s assets at a company’s year-end and recognition of actuarial gains and losses, prior service costs or credits, and transition assets or obligations as a component of Accumulated OCI. This statement was effective as of December 31, 2006. The adoption of SFAS 158 reduced Accumulated OCI by approximately EUR 57,337 thousand after tax in 2006.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and enhances

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

disclosures about fair value measurements. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 is effective for the Corporation’s financial statements issued for the year beginning on January 1, 2008, with earlier adoption permitted. Management is currently evaluating the impact of the adoption of SFAS 157 on the Groups financial condition and results of operations.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108). SAB 108 expresses the SEC Staff’s views regarding the process of quantifying financial statement misstatements. SAB 108 states that in evaluating the materiality of financial statement misstatements, a corporation must quantify the impact of correcting misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB 108 is effective for the year ended December 31, 2006. The application of SAB 108 did not have an impact on the Group’s financial condition and results of operations.

In July 2006, the FASB released FASB Interpretation No. 48,  “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. The Group will adopt FIN 48 on January 1 2007. Management is currently evaluating the impact of the adoption of FIN 48 on the Groups financial condition and results of operations.

In March 2006, the FASB issued SFAS No.156, “Accounting for Servicing of Financial Assets, an amendment to FASB Statement No. 140” (“SFAS 156”), which permits but does not require, an entity to account for one or more classes of servicing rights at fair value, with changes in fair value recorded in Consolidated Statement of Income. The standard is effective January 1, 2007. The adoption of this standard is not expected to have a material impact on the Group’s results of operation or financial position.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Instruments, an amendment of FASB Statements No. 133 and 140” (SFAS 155), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities, as amended” (SFAS 133). The statement is effective as of January 1, 2007, with earlier adoption permitted. The Group elected to early adopt this standard as of January 1, 2005.

NOTE 4:   MERGERS, ACQUISITIONS AND DISPOSALS

a)               On March 4, 2004 the Bank acquired an additional 9.20% of the common stock of “Banca Romaneasca S.A.” thus increasing its holding to 90.9%. The acquisition was effected through the payment of cash consideration of EUR 2.96 million and goodwill resulting from the acquisition was EUR 1.32 million.

b)              On July 7, 2004 the Bank acquired 10% of the common stock of United Bulgarian Bank to increase its holdings to 99.91%. The acquisition was effected through the payment of cash

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:   MERGERS, ACQUISITIONS AND DISPOSALS (Continued)

consideration of EUR 27.91 million and goodwill resulting from the acquisition was EUR 13.12 million.

c)               On September 30, 2004 the Bank acquired 10% of the common stock of National Investment Company to increase its holding to 46.42%. The acquisition was effected through the payment of cash consideration of EUR 19.72 million and negative goodwill resulting from the acquisition was EUR 2.02 million, which was recorded in the income statement.Furthermore, the National Investment Company increased its share capital on April 25, 2005 by issuing 39.614.400 new shares. The Bank participated in the share capital increase of National Investment Company and, as a result, increased its participation interest by 9,27%. During the first quarter of 2005, the Bank also acquired 0,83% of the shares of National Investment Company, increasing in total its participation interest to 56,52% prior to merger through absorption. The total consideration paid amounted to EUR 68.4 million.

d)              During the year ended December 31, 2005, the Bank increased its participation interest in the share capital of a) Banca Romaneasca S.A., b) Ethniki Hellenic General Insurance, c) Astir Palace Vouliagmenis S.A. and d) Ethnoplan S.A., by acquiring an additional 6,28%, 0,65%, 1,31%, and 3,00%, respectively of the share capital of the aforementioned companies. The consideration amounts paid were EUR 30.58 million, 100.98 million, 2.83 million and 13 million, respectively.

e)               On August 3, 2005 the Bank covered in full the share capital increase of its subsidiary, Astir Alexandroupolis S.A. for the amount of EUR 1.04 million, maintaining its 100% stake. Total consideration was satisfied in cash.

f)                 In October 2005, the Bank’s subsidiary, Ethniki Hellenic General Insurance, signed an agreement for the acquisition of 100% of Alpha Insurance Romania and 95% of Alpha Insurance Brokerage, from the Alpha Bank Group. The acquisition of Alpha Insurance Brokerage concluded in 2005. The net assets acquired amount to EUR 0.362 million and the consideration paid was EUR 2.45 million resulting in goodwill of EUR 2.09 million.

On February 15, 2006, Ethniki Hellenic General Insurance completed the acquisition of 100% of the share capital of Alpha Insurance Romania for a consideration of EUR 2,7 million. The fair value of net assets acquired amounted to EUR 2 million, resulting in goodwill of EUR 0,7 million. The company has been renamed to “NBG Asigurari S.A.” and has a cooperation agreement with Alpha Bank Romania to offer its products for the following five years

g)               In October 2005, the Group announced the signing of the agreement for the sale of its subsidiary Atlantic Bank of New York to New York Community Bancorp, Inc. the holding company for New York Community Bank. On April 28, 2006, NBG International Holdings BV (a wholly owned subsidiary established by NBG in September 2005) sold for USD 400 million in cash, before incurred expenses, its subsidiary, Atlantic Bank of New York, whose consolidated net assets as at the date of disposal (April 2006) amounted to USD 247 million.

h)              In November 2005, the Bank announced the signing of the agreement for the sale of its subsidiary, National Bank of Greece (Canada), to Scotiabank. The sale concluded on February 3, 2006. The consideration received amounted to CAD 71.3m in cash (equivalent of EUR 52 million).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:   MERGERS, ACQUISITIONS AND DISPOSALS (Continued)

i)                 In November 2005, the Bank signed an agreement for the acquisition of a majority stake (70%) of the share capital of the Romanian leasing company EURIAL Leasing. The acquisition was concluded on December 29, 2005. The goodwill arisen from the acquisition amounted to EUR 6,702 (consideration paid EUR 8,400, net assets acquired EUR 1,698). The goodwill of Eurial is attributable to the high profitability of the acquired business and significant growth expected to arise in the Romanian leasing market.

j)                  On December 13, 2005 the Bank merged through absorption with the National Investment Company following the Decisions of the General Meetings of the two companies. The consideration to minority shareholders was agreed to be in the form of a fixed number of the Bank’s shares based on the fair valuation of the net assets of the National Investment Company on May 31, 2005. The Bank recorded goodwill in the amount of EUR 16,162 thousand (consideration paid EUR 163,416, net assets acquired EUR 147,254), which was written off in 2005.

k)              On July 29, 2005, the Board of Directors of the Bank and its subsidiary, National Real Estate Company, decided that the two companies will merge through absorption of National Real Estate Company by the Bank following the Decisions of the General Meetings of the Shareholders of the two companies. The consideration to minority was agreed to be in the form of a fixed number of the Bank’s shares, based on the fair valuation of the net assets of the National Real Estate Investment Company on July 31, 2005.

The share exchange ratio proposed to the General Meetings of their Shareholders was 2 shares of the absorbing National Bank for 15 shares of the absorbed National Real Estate. Approval by regulatory authorities to initiate the merger procedures was obtained in October 2005 (Greek Government Gazette issue 11146/21.10.2005). PricewaterhouseCoopers and KPMG were engaged as auditors to certify the book value of National Bank of Greece’s and National Real Estate’s assets respectively, as at the merger balance sheet date (31/7/2005) and to issue a fairness opinion on the share swap ratio. PricewaterhouseCoopers and KPMG issued their fairness opinion on the share swap ratio. On February 3, 2006, the second repeat General Meeting of the Bank’s Shareholders approved the above merger under the terms proposed by the Board of Directors, which included the capitalisation of EUR 67,854 thousand in order to increase the nominal value of common shares from EUR 4.80 to EUR 5.00.

On March 31, 2006, the Ministry of Development approved the aforementioned merger and as of the same date the National Real Estate was permanently deregistrated from the Registrar Of Companies (Ref. Of Merger Approval: K2-4813, Ref. Of Deregistration: K2-744).

On completion of the merger and cancellation of National Real Estate shares owned by National Bank of Greece, the Bank’s total number of shares increased by 2,670,367 shares which, added to existing shares (i.e. 336,599,045), raised the total number of the Bank’s shares to 339,269,412 and increased the share capital to EUR 1,696,347 thousand.

l)                 In January 2006, following its Board of Directors decision on December 20, 2005, the Bank participated in the share capital increase of its subsidiary, Banca Romaneasca, acquiring 109.8 out of 122.5 million new shares for the amount of RON 219.6 million (equivalent EUR 60 million). The share capital increase was concluded in February 2006. Following this share capital increase, the Bank currently controls 194,4 million shares (98,88%).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:   MERGERS, ACQUISITIONS AND DISPOSALS (Continued)

m)          In January 2006, the Bank concluded the sale of its subsidiary, ASTIR Alexandroupolis. The total consideration received was EUR 6,5 million.

n)              On February 22, 2006, Group companies, Ethniki Hellenic General Insurance and United Bulgarian Bank, agreed with American International Group Inc (“AIG”) to jointly establish a Life Insurance Company and a Property and Casualty insurance company in Bulgaria. Ethniki Hellenic General Insurance and United Bulgarian Bank will each hold 30% of the share capital of the two new companies, with the remaining 40% to be held by American Life Insurance Company (“ALICO”) and AIG Central Europe & CIS Insurance Holdings Corporation, which will also exercise the management of the new companies. The authorized share capital was set for the Life insurance company to BGN 6 million (equivalent EUR 3,1 million) and for the Property and Casualty insurance company to BGN 5,4 million (equivalent EUR 2,8 million).

o)              On April 3, 2006, the Bank entered into an agreement to acquire 46% of the ordinary shares and 100% of Finansbank’s founder shares, a commercial and retail bank in Turkey.

Pursuant to the terms of the Acquisition Agreement, the Bank has agreed to acquire from Fiba Holding A.S. (“Fiba Holding”), Fina Holding A.S. (“Fina Holding”), Girisim Factoring A.S. (“Girisim Factoring”) and Fiba Factoring Hizmetleri A.S. (“Fiba Factoring”) (together, the “Fiba Sellers”) 46% of the ordinary shares of Finansbank, and 100% of Finansbank’s founder shares. The acquisition concluded on 18 August 2006, by which NBG acquired from FIBA Sellers, 46% of Finansbank ordinary shares and 100% of the Founder Shares for a consideration of USD 2.323 million and USD 451 million respectively. The sellers, FIBA Sellers retain a residual stake of 9,68% in the ordinary share capital of Finansbank, which is subject to put and call agreements, as provided for in the shareholders’ agreement between the Bank and the Sellers, exercisable for a two year period commencing two years after closing of the Acquisition at a multiple of between two and a half and three and a half times the book value of the Finansbank’s share, subject to certain performance criteria. The Bank measured the put and call options at fair value in the amount of €19.1 million at December 31, 2006 and classified them as derivatives. The sellers also agreed and undertook to attend any general meetings of the Finansbank and to vote such number of shares they then own as is equal to the difference between 50.01% of the ordinary shares and the total number ordinary shares then owned by the Bank in accordance with the instructions and directions of the Bank. Based on that, it was deemed that the Bank has obtained a controlling interest on August 18, 2006 and as such this acquisition was within the scope of FAS 141 Business Combinations. As a result of Turkish Capital Markets legislation NBG made a mandatory offer to minority shareholders. From the Mandatory Offer which lasted from 8 January to 29 January 2007, the Bank acquired a further 43,44% holding of the share capital. After the Mandatory Offer and until June 11, 2007 the bank further acquired through stock exchange transactions 0.20% of Finansbank’s share capital. In April 2007, the Bank sold to International Finance Corporation (“IFC”) 5% of Finansbank ordinary shares. This stake is subject to put and call arrangements, as provided for in the shareholders’ agreement between the Bank and IFC, exercisable for 5 and 7 years, respectively.

Cash and cash equivalents acquired were EUR 101 million.

p)              On September 12, 2006, the National Bank of Greece (“NBG”) and the Republic of Serbia entered into a definitive agreement for the acquisition of 99,4% of the share capital of

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:   MERGERS, ACQUISITIONS AND DISPOSALS (Continued)

Vojvodanska Banka a.d. NoviSad (Vojvodanska) by NBG. NBG paid to the Republic of Serbia on the closing of the transaction EUR 360 million in cash for the acquisition of 99,4% of Vojvodanska’s share capital. A further EUR 25 million has also been deposited by NBG in a escrow account until December 2007. The escrow is set against certain expected recoveries from Vojvodanska’s fully provided non-performing loan portfolio and would be released to NBG on a EUR to EUR basis against any shortfall in the recoveries.

Cash and cash equivalents acquired were EUR 13 million.

It is noted that the determination of the fair values of the assets acquired and the liabilities and contingent liabilities assumed is in process, therefore upon completion of the purchase price allocation, any changes in fair values will adjust the goodwill recognised appropriately. The provisional amount of goodwill will be finalised within 12 months from the acquisition date.

The assets and liabilities acquired (including the fair value adjustments) at 46% and 99,43% and the goodwill arisen from the transactions (o) and (p) above are as follows:

	Finansbank	Vojvodanska
Purchase consideration (discharged by a derivative)	22,598	—
Purchase consideration paid (discharged by cash)	2,211,865	362,369
- For Founder shares	356,043	—
- For Ordinary shares	1,855,822	362,369
Less: Cash and cash equivalents in subsidiary acquired	(101,435)	(13,481)
Cash outflow on acquisition	2,110,430	348,888
Total consideration	2,234,463	362,369
Assets and liabilities acquired
Cash and cash equivalents	101,435	13,481
Due from banks	3,071,832	133,896
Trading assets, derivatives and available-for-sale securities	1,379,714	51,347
Net loans	5,680,072	223,440
Software and other intangibles	9,168	281
Intangibles recognised:
- trade names	161,910	—
- customer relationships	133,104	—
- core deposits	38,739	—
- software	14,900	—
Premises and equipment, net	130,191	35,259
Other assets	265,688	73,086
Deposits	(6,281,214)	(449,539)
Central Bank Borrowings	—	(1,002)
Short term and long term borrowings	(2,911,102)	(12,074)
Other liabilities	(516,439)	(27,495)
Total net assets	1,277,998	40,680
Group’s share of net identifiable assets	587,879	40,448
Goodwill on ordinary shares	1,290,541	321,921
Goodwill on founder shares	356,043	—
Goodwill on acquisition	1,646,584	321,921

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:   MERGERS, ACQUISITIONS AND DISPOSALS (Continued)

Unaudited Pro Forma Condensed Financial Information

The acquisition of Finansbank took place on August 18, 2006. The following unaudited pro forma condensed combined financial information presents the results of operations had the Finansbank acquisition taken place at January 1st, 2006 and 2005. Included in the pro forma amounts are Finansbank results for the 12 months ended December 31, 2006 and 2005. The minority interest related to Finansbank is being eliminated in non-interest expense. The unaudited pro forma information presented below is not necessarily indicative of the results of operations that would have resulted had the acquisition been completed at the beginning of the applicable periods presented, nor is it necessarily indicative of the results of operations in future periods.

	Year ended December 31,
	2005	2006
	EUR in thousands
Proforma NBG Group
Net Interest Income before provision for loan losses	2,047,249	2,392,391
Provisions for loan losses	(274,226)	(408,074)
Net Interest Income after provision for loan losses	1,773,023	1,984,317
Non-interest income	1,788,493	2,001,409
Non-interest expense	(2,577,635)	(2,949,821)
Income Tax expense from continuous operations	(340,521)	(218,751)
Income from disccontinued operations, net of tax	28,283	58,187
Net income	671,643	875,341
Proforma EPS—basic and diluted (euro)	1,46	1,65

q)              On October 6, 2006, the share capital of Finansbank Malta Ltd was increased by 2,250,000 ordinary shares which were fully subscribed, allotted and taken up by Finansbank A.Ş

r)                On October 17, 2006, NBG Greek Fund Ltd sold its investment in AGRIS AE for EUR 2.5 million.

s)                On October 19, 2006 NBG and the shareholders of P&K Investment Services SA signed the SPA, whereby NBG will acquire 100% of P&K Investment Services SA. The consideration agreed upon amounted to EUR 48.7 million. The acquisition of P&K Investment Services SA concluded on March 21, 2007 after obtaining all regulatory approvals. The cash amount paid to the shareholders was EUR 43.9 million. The remaining part will be released to the sellers three years after the acquisition, conditional on the attainment of key targets set out in the pre-agreed business plan.

t)                 From 11 through to December 25, 2006, the Bank via a Mandatory Tender Offer acquired 191.2 million shares of Finans Leasing, corresponding to 2.55% of its share capital and 72.3 million shares of Finans Investment Trust corresponding to 5.3% of its share capital. The total consideration paid amounted to EUR 4.2 million and EUR 0.6 million respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5:   CASH AND DUE FROM BANKS

Cash and due from banks at December 31, comprised:

	2005	2006
	(EUR in thousands)
Current accounts with banks	296,871	142,911
Cash and similar items	1,004,485	797,012
Current account with central bank	201,598	885,296
Deposits accounts	892	10,774
Other	7,126	27,981
Total	1,510,972	1,863,974

The Bank is required to maintain a current account with the Bank of Greece, which is the central bank of Greece (“central bank”), to facilitate interbank transactions with the central bank, its member banks and other financial institutions through the Trans-European Automated Real-Time Gross Settlement Express Transfer system (TARGET).

NOTE 6:   DEPOSITS WITH CENTRAL BANK

The central bank is the primary regulator of depository institutions in Greece. The central bank requires all banks established in Greece to maintain deposits equal to 2% of total customer deposits as these are defined by the European Central Bank (“ECB”). These deposits bear interest at the refinancing rate as set by the ECB (3.5% at December 31, 2006).

NOTE 7:   SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

Securities purchased under agreements to resell at December 31, comprised:

	2005	2006
	(EUR in thousands)
Securities purchased under agreements to resell	2,495,733	2,398,097
	2,495,733	2,398,097

The Group enters into purchases of securities under agreements to resell substantially identical securities. These agreements are classified as lending arrangements. Agreements with third parties specify the Group’s rights to request collateral, based on its monitoring of the fair value of the underlying securities on a daily basis. Securities accepted as collateral may be sold or repledged. As at December 31, 2005 and 2006, the Group has not sold or repledged any collateral.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8:   INTEREST BEARING DEPOSITS WITH BANKS

Interest bearing deposits with banks at December 31, comprised:

	2005	2006
	(EUR in thousands)
Placements in EUR	653,948	511,735
Placements in other currencies	668,067	1,760,308
	1,322,015	2,272,043
Maturity analysis:
Up to 3 months	1,011,938	2,012,337
From 3 months to 1 year	267,621	232,916
Over 1 year	42,456	26,790
	1,322,015	2,272,043

NOTE 9:   MONEY MARKET INVESTMENTS

Money market investments at December 31, comprised:

	2005	2006
	(EUR in thousands)
Greek treasury bills	68,056	168,653
Foreign treasury bills	108,988	60,955
Other	2,029	138,045
Total	179,073	367,653

NOTE 10:   TRADING ASSETS

Fair value of debt and equity assets held for trading purposes at December 31, comprised:

	2005	2006
	(EUR in thousands)
Greek government bonds	7,515,278	6,661,754
Certificates of deposit, banker’s acceptances and commercial paper	63,409	—
Debt securities issued by other governments and public entities	458,908	110,724
Debt securities issued by foreign financial institutions	122,809	38,264
Debt securities issued by Greek financial institutions incorporated in Greece	120,862	104,056
Corporate debt securities issued by companies incorporated in Greece	19,438	239,756
Corporate debt securities issued by foreign companies	23,258	106,233
Equity securities issued by companies incorporated in Greece	215,002	74,546
Equity securities issued by foreign companies	18,519	17,364
Mutual fund units	1,179	21,510
Total	8,558,662	7,374,207

Net unrealized losses on trading instruments (debt, equity and derivatives) of EUR 126,610 thousand, EUR 59,470 thousand and EUR 265,884 thousand were included in earnings during 2004, 2005 and 2006, respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:   FINANCIAL INSTRUMENTS MARKED TO MARKET THROUGH THE PROFIT AND LOSS

Financial instruments marked to market through the Profit and Loss at December 31, comprised:

	2005	2006
	(EUR in thousands)
Financial instruments marked to market through the Profit and Loss	5,104,757	5,307,946

“Financial instruments marked to market through the profit and loss” include a loan with an embedded derivative issued in August 2005 with a cost of € 5,125,250,000 that will mature in September 2037. This instrument was issued by the Bank and would otherwise have to be bifurcated under FAS 133, “Accounting for Derivative Instruments and Hedging Activities”. The Group elected to account for this instrument at fair value through the profit and loss under the provisions of FAS 155 “Accounting for certain Hybrid Financial Instruments- an amendment of FASB statement 133 and 140” instead of separating the embedded derivative. The net effect on earnings from this instrument for 2006 and 2005 was a gain of EUR 203,189 thousand and a (loss) of EUR (20.493) thousand respectively. The financial instrument is held by the Bank.

NOTE 12:   DERIVATIVES

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

NOTE 12:   DERIVATIVES (Continued)

A portion of the derivative activity involves exchange-traded instruments. Exchange-traded instruments conform to standard terms and are subject to policies set by the exchange involved, including counterparty approval, margin requirements and security deposit requirements. Management believes the credit risk associated with these types of instruments is minimal.

The following tables present the contract or notional amounts and the credit risk or fair value amounts at December 31, 2005 and 2006 of the Group’s derivative asset and liability positions held for trading and hedging purposes. These derivative positions are primarily executed in the over-the-counter market. The credit risk amounts presented in the first table do not consider the value of any collateral held.

Derivative Assets(1)

	December 31, 2005		December 31, 2006
	Contract / Notional Amount	Credit Risk	Contract / Notional Amount	Credit Risk
	(EUR in thousands)		(EUR in thousands)
Cross currency interest rate swaps	80,471	3,821	643,865	113,531
Financial futures	6,484,696	32,137	2,193,310	30,578
Foreign exchange swaps	4,062,560	46,134	1,542,054	24,049
Forward rate agreements	—	—	12,300	14
Interest rate swaps	13,572,385	187,920	10,910,575	128,395
Options	897,435	6,703	2,625,199	14,655
Outright foreign exchange forwards	313,294	7,754	828,707	13,791
Total	25,410,841	284,469	18,756,010	325,013

Derivative Liabilities(1)

	December 31, 2005		December 31, 2006
	Contract / Notional Amount	Fair Value	Contract / Notional Amount	Fair Value
	(EUR in thousands)		(EUR in thousands)
Cross currency interest rate swaps	249,850	42,666	976,474	73,138
Financial futures	5,554,265	11,796	4,717,706	6,931
Foreign exchange swaps	994,963	20,845	3,689,267	98,763
Forward rate agreements	—	—	12,293	7
Interest rate swaps	11,123,207	216,307	9,899,256	211,930
Options	615,471	4,516	1,518,658	24,724
Outright foreign exchange forwards	176,456	1,737	748,259	8,192
Total	18,714,212	297,867	21,561,913	423,685

(1)          Includes both long and short derivative positions.

The average fair value of derivative assets for 2005 and 2006 were EUR 184,872 thousand and EUR 270,655 thousand, respectively. The average fair value of derivative liabilities for 2005 and 2006 were EUR 296,587 thousand and EUR 365,704 thousand, respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12:   DERIVATIVES (Continued)

ASSET LIABILITY MANAGEMENT ACTIVITIES

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

FAIR VALUE HEDGES

The Group uses various types of interest rate and foreign currency exchange rate derivative contracts to protect against changes in the fair value of its fixed rate assets and liabilities due to fluctuations in interest rates and exchange rates. None of these derivatives qualifies for hedge accounting, although the management of the Group believes that they are effective economic hedges.

NOTE 13:   AVAILABLE-FOR-SALE AND HELD TO MATURITY SECURITIES

The amortized cost of available-for-sale and held-to-maturity securities and their approximate fair values at December 31, comprised:

	2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	(EUR in thousands)
Available-for-sale securities
Greek government bonds	962,800	22,008	(11,371)	973,437
Mortgage-backed securities	—	—	—	—
Collateralized mortgage obligations	—	—	—	—
Debt securities issued by other governments and public entities	482,246	22,227	(14,138)	490,335
Corporate debt securities issued by companies incorporated in Greece	245,875	5,166	(556)	250,485
Corporate debt securities issued by companies incorporated outside Greece	350,941	5,404	(13,207)	343,138
Equity securities issued by companies incorporated in Greece	119,433	36,476	(1,842)	154,067
Equity securities issued by companies incorporated outside Greece	7,591	2,020	(2)	9,609
Mutual Fund units	374,159	12,087	(308)	385,938
Total available-for-sale securities	2,543,045	105,388	(41,424)	2,607,009

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:   AVAILABLE-FOR-SALE AND HELD TO MATURITY SECURITIES (Continued)

	2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	(EUR in thousands)
Available-for-sale securities
Greek government bonds	1,225,985	535	(40,613)	1,185,907
Debt securities issued by other governments and public entities	1,626,818	24,416	(33,158)	1,618,076
Corporate debt securities issued by companies incorporated in Greece	133,106	144	(2,314)	130,936
Corporate debt securities issued by companies incorporated outside Greece	411,038	4,704	(13,316)	402,426
Equity securities issued by companies incorporated in Greece	213,953	44,941	(4,404)	254,490
Equity securities issued by companies incorporated outside Greece	33,926	36,280	(381)	69,825
Mutual Fund units	470,387	23,991	(972)	493,406
Total available-for-sale securities	4,115,213	135,011	(95,158)	4,155,066

	2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	(EUR in thousands)
Held-to-maturity-securities
Corporate debt securities issued by companies incorporated in Greece	20,867	—	—	20,867
Total held-to-maturity-securities	20,867	—	—	20,867

2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
(EUR in thousands)
Held-to-maturity-securities
Corporate debt securities issued by companies incorporated in Greece	—	—	—	—
Total held-to-maturity-securities	—	—	—	—

	December 31, 2004	December 31, 2005	December 31, 2006
	(EUR in thousands)
Gross realized gains on sales of available for sale portfolio	24,079	130,828	121,138
Gross realized losses on sales of available for sale portfolio	(7,774)	(11,305)	(4,266)
Net realized gains/(losses) on sales of available for sale securities	16,305	119,523	116,872

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:   AVAILABLE-FOR-SALE AND HELD TO MATURITY SECURITIES (Continued)

The Group uses the average cost method in determining the cost of securities sold.

The following table presents the current fair value and the associated unrealized losses of available-for-sale securities as at December 31,2005. The table also discloses whether these securities have had unrealised losses for periods less than 12 months or for 12 months or longer.

	Less than 12 months		Over 12 months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(EUR in thousands)
Available-for-sale securities
Greek government bonds	573,824	(10,628)	71,597	(743)	645,421	(11,371)
Debt securities issued by other governments and public entities	294,975	(14,138)	—	—	294,975	(14,138)
Corporate debt securities issued by companies incorporated in Greece	26,778	(556)	—	—	26,778	(556)
Corporate debt securities issued by companies incorporated outside Greece	9,633	(20)	77,014	(13,187)	86,647	(13,207)
Equity securities issued by companies incorporated in Greece	2,368	(156)	30,929	(1,686)	33,297	(1,842)
Equity securities issued by companies incorporated outside Greece	—	—	277	(2)	277	(2)
Mutual Fund units	—	—	79,999	(308)	79,999	(308)
Total available-for-sale securities	907,578	(25,498)	259,816	(15,926)	1,167,394	(41,424)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:   AVAILABLE-FOR-SALE AND HELD TO MATURITY SECURITIES (Continued)

The following table presents the current fair value and the associated unrealized losses of available-for-sale securities as at December 31, 2006. The table also discloses whether these securities have had unrealised losses for periods less than 12 months or for 12 months or longer.

	Less than 12 months		Over 12 months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(EUR in thousands)
Available-for-sale securities
Greek government bonds	433,459	(6,892)	658,577	(33,721)	1,092,036	(40,613)
Debt securities issued by other governments and public entities	53,080	(1,137)	1,186,404	(32,021)	1,239,484	(33,158)
Corporate debt securities issued by companies incorporated in Greece	100,749	(2,314)	—	—	100,749	(2,314)
Corporate debt securities issued by companies incorporated outside Greece	177,301	(1,783)	56,379	(11,533)	233,680	(13,316)
Equity securities issued by companies incorporated in Greece	41,709	(2,188)	4,846	(2,216)	46,555	(4,404)
Equity securities issued by companies incorporated outside Greece	19,951	(381)	—	—	19,951	(381)
Mutual Fund units	48,125	(972)	—	—	48,125	(972)
Total available-for-sale securities	874,374	(15,667)	1,906,206	(79,491)	2,780,580	(95,158)

The unrealized losses associated with debt securities are not considered to be other than temporary due to the fact that these unrealized losses are related to changes in interest rates and do not affect the expected cash flows of the underlying collateral or issuer. Additionally, the Group has the intent and ability to hold these securities for a period of time sufficient to recover all gross unrealized losses.

The scheduled maturities of available-for-sale securities at December 31, 2006 were as follows:

	Available-for-Sale Securities
	Amortized Cost	Fair Value
	(EUR in thousands)
Due in one year or less	271,654	270,183
Due from one to five years	1,776,930	1,762,261
Due from five to ten years	888,900	859,284
Due after ten years	459,461	445,618
Total debt securities	3,396,945	3,337,346
Other non debt securities	718,268	817,720
Total	4,115,213	4,155,066

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14:   EQUITY METHOD INVESTMENTS

The Group has investments that are accounted for using the equity method of accounting. The most significant of these investments is AGET Heracles Cement Co. S.A.; a 26.00% owned, publicly traded (on the Athens Exchange) Greek company and a leading producer of cement and related products. At December 31, 2006 the quoted market value of the Group’s investment in AGET Heracles Cement Co. S.A. was EUR 300.1 million. On April 19, 2007 the Group disposed of the investment in AGET at a price of EUR 17.40 per share for a total consideration of EUR 321.6million.

Other equity investments include Phosphate Fertilizers Industry S.A (24.23%), Larco Metallurgical S.A. (36.43%), Siemens Enterprise Communications S.A. (30.00%) and Planet S.A. (31.18%).

The difference between the cost of acquisition of the investments and the Group’s equity in the investees underlying net assets represents purchased goodwill. Equity method investment goodwill is not amortized but all equity investments are reviewed for impairment.

The summarized financial information below represents an aggregation of the Group’s non- subsidiary investees.

	December 31,
	2004			2005
	AGET Heracles	Other	Total	AGET Heracles	Other	Total
	(EUR in thousands)			(EUR in thousands)
Recorded value	155,093	45,879	200,972	185,271	44,846	230,117
Revenue	524,871	520,295	1,045,166	609,081	736,408	1,345,489
Gross profit	144,799	32,368	177,167	137,332	68,785	206,117
Net earnings	63,408	(54,440)	8,968	152,386	11,764	164,150
Group’s equity in net earnings	16,580	(12,758)	3,822	37,570	(747)	36,823
Dividends	7,463	2,728	10,191	7,392	2,523	9,915
% Holding as at December 31,	26.00%			26.00%
Balance Sheet data
Current assets	267,476	360,376	627,852	383,682	2,444,166	2,827,848
Non-current assets	241,059	190,548	431,607	651,418	1,322,590	1,974,008
Current liabilities	109,187	343,120	452,307	161,180	361,682	522,862
Non-current liabilities	68,034	98,576	166,610	87,316	3,229,496	3,316,812
Net assets	331,314	109,228	440,542	786,604	175,578	962,182
Group’s equity in net assets	86,138	32,202	118,340	204,509	54,568	259,077

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14:   EQUITY METHOD INVESTMENTS (Continued)

	December 31,
	2006
	AGET Heracles	Other	Total
	(EUR in thousands)
Recorded value	178,451	56,119	234,570
Revenue	693,660	797,924	1,491,584
Gross profit	175,524	79,782	255,306
Net earnings	61,913	36,156	98,069
Group’s equity in net earnings	16,097	10,793	26,890
Dividends	17,557	3,019	20,576
% Holding as at December 31,	26.00%
Balance Sheet data
Current assets	368,852	2,973,642	3,342,494
Non-current assets	625,885	1,880,042	2,505,927
Current liabilities	130,641	410,678	541,319
Non-current liabilities	85,101	4,348,482	4,433,583
Net assets	778,995	94,524	873,519
Group’s equity in net assets	202,531	39,204	241,735

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15:   LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans granted by the Group according to type of loan, which represents the Group’s concentration of credit risk, at December 31, 2005 comprised:

	2005
	Greek residents	Foreign	Total
	(EUR in thousands)
Consumer:
Residential mortgages	11,114,211	358,129	11,472,340
Credit card	1,468,940	67,048	1,535,988
Auto financing	323,918	36,149	360,067
Other	2,253,248	618,955	2,872,203
Total consumer	15,160,317	1,080,281	16,240,598
Commercial:
Industry and mining	2,488,629	430,807	2,919,436
Small scale industry	854,807	195,662	1,050,469
Trade	3,184,510	668,427	3,852,937
Construction	421,072	405,887	826,959
Tourism	265,026	126,485	391,511
Shipping and transportation	914,747	379,265	1,294,012
Mortgage	388,377	42,852	431,229
Public	1,460,697	12,309	1,473,006
Other	1,695,737	503,782	2,199,519
Total commercial	11,673,602	2,765,476	14,439,078
Total loans	26,833,919	3,845,757	30,679,676
Unearned income	7,130	(12,633)	(5,503)
Loans, net of unearned income	26,841,049	3,833,124	30,674,173
Less: Allowance for loan losses	(861,335)	(231,210)	(1,092,545)
Total Net Loans	25,979,714	3,601,914	29,581,628

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15:   LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Loans made by the Group according to type of loan, which represents the Group’s concentration of credit risk, at December 31, 2006 comprised:

	2006
	Greek residents	Foreign	Total
	(EUR in thousands)
Consumer:
Residential mortgages	13,318,430	1,559,995	14,878,425
Credit card	1,505,203	991,816	2,497,019
Auto financing	250,747	263,342	514,089
Other	2,957,806	1,202,391	4,160,197
Total consumer	18,032,186	4,017,544	22,049,730
Commercial:
Industry and mining	2,640,360	842,849	3,483,209
Small scale industry	1,027,183	867,621	1,894,804
Trade	4,079,807	989,898	5,069,705
Construction	556,814	878,824	1,435,638
Tourism	261,679	327,866	589,545
Shipping and transportation	1,047,846	638,039	1,685,885
Mortgage	530,229	113,982	644,211
Public	1,465,205	4,695	1,469,900
Other	2,507,644	3,023,958	5,531,602
Total commercial	14,116,767	7,687,732	21,804,499
Total loans	32,148,953	11,705,276	43,854,229
Unearned income	25,097	(122,483)	(97,386)
Loans, net of unearned income	32,174,050	11,582,793	43,756,843
Less: Allowance for loan losses	(906,318)	(318,439)	(1,224,757)
Total Net Loans	31,267,732	11,264,354	42,532,086

Included in the above tables are loans with terms that have been modified by agreement between the Group and its debtors. Referred to as troubled debt restructuring, these loans totalled EUR 114,417 thousand and numbered 1,766 in 2005 and EUR 158,980 thousand and numbered 7,822 in 2006. Interest on such loans is recognized on the accrual basis and totalled EUR 7,189 thousand and EUR 6,009 thousand in 2005 and 2006, respectively.

Also, included in the above tables are loans for lease financing amounting to EUR 640,565 thousand and EUR 1,248,241 thousand in 2005 and 2006 respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15:   LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

An analysis of the change in the allowance for loan losses for the years ended December 31, follows:

	2004	2005	2006
	(EUR in thousands)
Balance at January 1	1,047,493	1,115,212	1,092,545
Amounts attributable to discontinued operations	—	(15,654)	—
Subsidiaries acquired	—	—	133,227
Provision for loan losses from continuing operations	201,234	225,013	261,603
Provision for loan losses from discontinued operations	(1,393)	—	—
Write-offs	(130,431)	(245,881)	(277,338)
Recoveries	1,929	7,058	20,064
Net Write-offs	(128,502)	(238,823)	(257,274)
Translation differences	(3,620)	6,797	(5,344)
Allowance at December 31,	1,115,212	1,092,545	1,224,757

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15:   LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Non-performing loans by sector, which the Group considers to be impaired at December 31, comprised:

	2006
	Greek residents	Foreign	Total
	(EUR in thousands)
Consumer:
Residential mortgages	306,750	10,371	317,121
Credit card	114,424	42,975	157,399
Auto financing	6,386	4,066	10,452
Other	171,700	53,050	224,750
Total consumer	599,260	110,462	709,722
Commercial:
Industry and mining	147,276	84,923	232,199
Small scale industry	87,548	7,362	94,910
Trade	139,486	90,338	229,824
Construction	33,955	24,902	58,857
Tourism	37,143	5,395	42,538
Shipping and transportation	12,562	17,579	30,141
Mortgage	—	130	130
Public	182	7	189
Other	38,372	60,175	98,547
Total commercial	496,524	290,811	787,335
Total loans	1,095,784	401,273	1,497,057
Less: Allowance for loan losses	(748,136)	(241,365)	(989,501)
	347,648	159,908	507,556
Average balance			1,764,616
Interest recognized			41,635

The average recorded investment in impaired loans for 2004, 2005 and 2006 was approximately EUR 1,315,999 thousand, EUR 1,452,920 thousand and EUR 1,764,616 thousand, respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16:   GOODWILL, SOFTWARE AND OTHER INTANGIBLES

The following presents the allocation of goodwill by segment for December 31:

	2005	2006
	(EUR in thousands)
Banking Greek	7,956	7,956
Banking foreign	133,475	582,504
Banking Turkey	—	1,642,383
Insurance	60,189	61,513
Other—Greek	103,280	55,321
Total	304,900	2,349,677

The increase in the Banking Turkey sector is due to the acquisition of Finansbank (see note 4 “Mergers, Acquisitions and Disposals”) while the increase in Banking foreign relates primarily to the acquisition of Vojvodanska Banca (see note 4 “Mergers, Acquisitions and Disposals”).

In 2006 based on the report of professional valuators it was determined using the Direct Capital Values Comparison method and the Investment method that there was an impairment loss of EUR 52 million related to the logistic business.

This impairment loss primarily results from the dissolution of National Real Estate S.A. and is included in the other Greek segment.

The gross carrying amount and accumulated amortization related to software and other intangibles at December 31, are presented below:

	2005		2006
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Software	214,508	180,202	231,737	195,542
Other Intangibles	13,902	5,722	182,763	9,139
Total	228,410	185,924	414,500	204,681

Other intangibles include core deposits of EUR 17,730 thousand, customer relationships of EUR 60,919, software of EUR 6,819 thousand which have definite lives and trade names of EUR 74,103 thousand which have indefinite lives. The estimated useful lives of core deposits and customer relationships are 6-8 years and software 14 years.

Amortization expense on software and other intangibles was EUR 23,898 thousand and EUR 24,404 thousand in 2005 and 2006 respectively. The Group estimates that aggregate amortization expense for the five succeeding fiscal years will be approximately EUR 17,458 thousand, EUR 12,492 thousand, EUR 9,084 thousand, EUR 3,478 thousand and EUR 1,779 thousand for 2007, 2008, 2009, 2010 and 2011 respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17:   PREMISES AND EQUIPMENT AND LEASE COMMITMENTS

Premises and equipment at December 31, comprised:

	2005	2006
	(EUR in thousands)
Land	174,150	192,934
Buildings	639,961	735,884
Furniture, fittings and machinery	264,648	246,883
Leasehold improvements	12,382	48,043
Office equipment	274,257	335,317
Vehicles	13,141	12,470
Other	120,334	179,241
Total, at cost	1,498,873	1,750,772
Less: accumulated depreciation	(753,693)	(800,210)
Net book value	745,180	950,562

Certain Group premises and equipment are leased under various operating leases. Rental expense was EUR 43,014 thousand, EUR 42,395 thousand and EUR 44,953 thousand for the years ended December 31, 2004, 2005 and 2006, respectively.

Future minimum rental commitments under non-cancelable operating leases are presented below. The Group did not enter into any material capital leases.

Operating Leases
(EUR in thousands)
2007	50,705
2008	92,701
2009	26,433
2010	24,094
2011	25,097
Thereafter	126,145
Total minimum lease payments	345,175

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18:   OTHER ASSETS

Other assets at December 31, comprised:

	2005	2006
	(EUR in thousands)
Assets acquired through foreclosure proceedings	69,852	91,993
Accounts receivable of non-financial services sector subsidiaries	698,351	769,898
Deferred tax assets	558,219	582,156
Amounts due from parties with collection agreements	282	615
Taxes withheld	159,373	224,991
European Re-development Fund	35,997	31,861
Amounts receivable from sales of bonds	197,893	83,687
Other	825,965	776,973
Total	2,545,932	2,562,174

NOTE 19:   ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE AND DISCONTINUED OPERATIONS

The Group’s North America operations comprising of Atlantic Bank of New York (ABNY) and NBG Canada, were sold to Community Bank of New York and Scotia Bank respectively. NBG Canada was sold in February 2006 while the sale of ABNY occurred in April 2006 (see note 4 to the Consolidated Financial Statements).

These transactions are consistent with the Group’ s strategy to withdraw from mature markets where growth prospects are limited and at the same time retain and expand presence in markets with high growth potential where the Group commands a competitive advantage.

The proceeds from the disposal exceeded the net carrying amount of the relevant assets and liabilities and accordingly, no impairment loss has been recognised upon classification of these operations as held for sale.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 19:   ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE AND DISCONTINUED OPERATIONS (Continued)

The classes of assets and liabilities comprising the disposal group classified as held for sale are as follows:

	2005	2006
	(EUR in thousands)	(EUR in thousands)
Cash and due from banks	51,915	—
Interest bearing deposits with banks	24,739	—
Trading assets	3,893	—
Derivative assets	5,509	—
Securities:
Available for sale, at fair value	1,064,138	—
Loans	1,457,879	—
Less: Allowance for loan losses	(13,148)	—
Net loans	1,444,731	—
Goodwill	27,991	—
Software and other intangibles	11,792	—
Premises and equipment, net	32,166	—
Customers’ liability on acceptances	770	—
Accrued interest receivable	13,385	—
Other assets	73,488	—
Assets classified as held for sale	2,754,517	—
Interest bearing deposits	1,367,196	—
Non-interest bearing deposits	280,215	—
Total deposits	1,647,411	—
Federal funds purchased and securities sold under agreements to repurchase	487,214	—
Derivative liabilities	202	—
Other borrowed funds	92,089	—
Acceptances outstanding	770	—
Accounts payable, accrued expenses and other liabilities	27,446	—
Liabilities classified as held for sale	2,255,132	—

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 19:   ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE AND DISCONTINUED OPERATIONS (Continued)

The results of the operations of NBG Canada and ABNY for the period up to their disposal and the gain on sale are summarised as follows:

	2004	2005	2006
	(EUR in thousands)
Interest income	134,468	139,069	29,732
Interest expense	(41,017)	(47,738)	(12,672)
Net interest income before provisions	93,451	91,331	17,060
Provisions	1,393	4,506	575
Net interest income after provisions	94,844	95,837	17,635
Commission	12,473	11,639	1,726
Net trading income	4,893	2,685	(392)
Net realised (losses)/gains on sales of available-for-sale-securities	207	(502)	249
Other operating income	7,716	8,942	1,465
Salaries and employee benefits	(38,055)	(41,049)	(7,073)
Depreciation, amortisation and impairment charges	(7,907)	(7,865)	(1,300)
Other operating expenses	(22,293)	(22,914)	(3,915)
Gain on sale of discontinued operations	—	—	60,931
Profit before income tax (expense) / benefit	51,878	46,773	69,326
Tax expense (including tax on gain from disposal)	(20,396)	(18,490)	(11,139)
Income from discontinued operations	31,482	28,283	58,187

NOTE 20:   PLEDGED ASSETS

At December 31, 2005 and 2006, the Group pledged to the central bank to increase borrowing capacity and to other third parties to secure public deposits and for other purposes bonds and other assets, principally securities, of EUR 1,585,916 thousand and EUR 2,909,822 thousand, respectively.

NOTE 21:   DEPOSITS

The aggregate amount of short-term certificates of deposit, each with a minimum denomination of EUR 76,000, which approximates USD 100,000, was EUR 222 thousand at December 31, 2006. At December 31, 2006, interest-bearing deposits with scheduled maturities in excess of one year were EUR 391,006 thousand.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 21:   DEPOSITS (Continued)

Deposits made by Greek residents and foreign customers at December 31, comprised:

	2005			2006
	Greek residents	Foreign	Total	Greek residents	Foreign	Total
	(EUR in thousands)			(EUR in thousands)
Interest bearing:
Public sector	48,118	68,134	116,252	104,390	121,220	225,610
Private sector Corporations	2,436,183	1,290,447	3,726,630	3,034,472	3,423,365	6,457,837
Individuals	31,902,395	2,333,333	34,235,728	34,742,216	5,346,844	40,089,060
Interbank	1,855,206	444,881	2,300,087	1,885,949	960,352	2,846,301
Total interest bearing deposits	36,241,902	4,136,795	40,378,697	39,767,027	9,851,781	49,618,808
Non-interest bearing:
Public sector	1,915,052	1,875	1,916,927	2,121,933	2,577	2,124,510
Private sector Corporations	2,456,113	43,945	2,500,058	2,559,552	725,151	3,284,703
Individuals	220,673	134,793	355,466	235,963	431,388	667,351
Interbank	46,965	52,971	99,936	105,517	84,172	189,689
Total non-interest bearing deposits	4,638,803	233,584	4,872,387	5,022,965	1,243,288	6,266,253
Total:
Public sector	1,963,170	70,009	2,033,179	2,226,323	123,797	2,350,120
Private sector Corporations	4,892,296	1,334,392	6,226,688	5,594,024	4,148,516	9,742,540
Individuals	32,123,068	2,468,126	34,591,194	34,978,179	5,778,232	40,756,411
Interbank	1,902,171	497,852	2,400,023	1,991,466	1,044,524	3,035,990
Total deposits	40,880,705	4,370,379	45,251,084	44,789,992	11,095,069	55,885,061

NOTE 22:   CENTRAL BANK BORROWINGS

Central bank borrowings consist of funds used by the Bank to manage daily funding and liquidity needs. Interest accrues on these balances at rates determined by the central bank and is settled daily.

	2005	2006
Weighted average rate at year end	7.00%	1.33%
Weighted average rate, annual	7.17%	3.59%
Average balance outstanding during the year in EUR thousand	351	1,221
Maximum month-end amount during the period in EUR thousand	1,413	1,653

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 23:   SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Information concerning securities sold under agreements to repurchase is summarized as follows:

	2005	2006
	(EUR in thousands)
Securities sold under agreements to repurchase	2,726,817	3,037,503
	2,726,817	3,037,503
Securities sold under agreements to repurchase:
Average outstanding during the year	5,869,359	3,726,654
Weighted average interest rate during the year	2.07%	3.41%
Weighted average interest rate at year end	2.19%	4.77%
Amount outstanding at month end:
January	6,365,014	3,941,368
February	6,082,505	4,296,491
March	7,547,856	3,169,609
April	6,660,873	2,975,907
May	6,792,757	4,976,644
June	5,882,297	3,126,524
July	5,512,647	3,681,211
August	6,164,893	4,930,587
September	6,133,798	3,896,318
October	5,281,606	3,692,712
November	5,021,441	3,990,483

Securities sold under agreements to repurchase are recorded at the amount of cash received in connection with the transaction. Maturities of such agreements to repurchase are typically overnight to six months.

NOTE 24:   OTHER BORROWED FUNDS

Included in other borrowed funds are bonds issued by the Group at par on a monthly basis. These bonds, which mature within 1 year of their issue date, had a balance of EUR 195,690 thousand and EUR 295,243 thousand in 2005 and 2006, respectively. The weighted average interest rates were 3.56% and 15.49% in 2005 and 2006 respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 25:   ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES

Accounts payable, accrued expenses and other liabilities at December 31, comprised:

	2005	2006
	(EUR in thousands)
Accrued expenses and deferred income	49,155	86,410
Amounts due to re-insurers	16,772	40,219
Income and other taxes payable	196,205	295,807
Accounts payable and other	871,230	1,467,376
Securities payable	672,896	94,543
Accrued interest and commissions	295,179	371,556
Deferred tax liability	336,013	205,524
Amounts due to third-parties under collection agreements	350,145	321,335
Pension liability	189,161	245,725
Dividends payable	13,108	223,769
Accounts payable of non-financial services sector subsidiaries	74,713	19,956
Amounts due to government agencies	28,082	60,808
European Re-development Fund	35,997	31,861
	3,128,656	3,464,889

NOTE 26:   INSURANCE RESERVES

Property-casualty reserves

Ethniki Hellenic General Insurance Company (“EH”), the insurance company of the Group has consistently made a provision for loss reserves by estimating the potential liability on a claim-by-claim basis. Activity in the liability for unpaid claims and claim adjustment expenses is summarized as follows:

	Year ended December 31,
	2004	2005	2006
	(EUR in thousands)
Reserve for unpaid claims and claim adjustment expenses as at January 1,	459,163	472,909	487,058
Incurred claims and claim adjustment expenses:
Provision for insured events of the current year	175,297	179,464	205,264
Change in provision for insured events of prior years	38,833	13,596	23,057
Total incurred claims and claim adjustment expenses	214,130	193,060	228,321
Payments
Claims and claim adjustment expenses attributable to insured events of the current year	(66,116)	(71,003)	(75,947)
Claims and claim adjustment expenses attributable to insured events of prior years	(109,103)	(116,990)	(128,209)
Total payments	(175,219)	(187,993)	(204,156)
Changes in unearned premium reserves	(25,165)	9,082	14,460
Reserves for unpaid claims and claim adjustment expenses as at December 31,	472,909	487,058	525,683

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 26:   INSURANCE RESERVES (Continued)

Reinsurance arrangements

The reinsurance program of EH is designed to minimize the Group’s exposure to large claims and reduce accumulation against catastrophic risks. The level of risk retained by the company is determined by the levels of shareholder equity, Gross Written Premia and Possible Maximum Loss per type of risk underwritten. Leaders of the reinsurance treaties are always highly rated reinsurers with a minimum rating of A+. In the year 2005 the Group’s reinsurance programme was redesigned in favour of excess of loss rather than proportional treaties while no major change occurred in the reinsurance programme of 2006.

NOTE 27:   LONG-TERM DEBT

Long-term debt (original maturities of more than one year) at December 31, 2006 comprised:

	Under 1 year	1-5 years	After 5 years	TOTAL
	(EUR in thousands)
By remaining maturity
Senior Debt:
Fixed Rate	43,769	312,398	98,527	454,694
Variable Rate	48,066	969,762	44,451	1,062,279
Subordinated Debt:
Fixed Rate	648	2,329	1,130,292	1,133,269
Variable Rate	753,833	5,264	836,673	1,595,770
Other	955	195,178	3,420	199,553
Total	847,271	1,484,931	2,113,363	4,445,565

Senior fixed rate debt

The Group’s senior fixed rate debt of EUR 14,303 thousand at December 31, 2006 is denominated in EUR, carries a weighted average interest rate of 4.94% matures through 2012 and pays interest semi-annually. The debt of EUR 279,448 which is denominated in USD, carries a weighted average interest rate of 6.50% and matures through 2013 while the debt of EUR 160,943 which is denominated in TRY, carries a weighted average interest rate of 11.94% and matures through 2011.

The Group’s senior fixed rate debt includes the following borrowings of Finansbank:

USD 125 million Series 2004—B notes issued in November 2004 by a special purpose entity, the proceeds of which were lent to the Bank’s subsidiary Finansbank. The notes are secured on Finansbank’s diversified payment rights and have a five-year maturity. Interest is 6.1014%, paid quarterly, with no principal payment for two years.

USD 110 million bonds with a five year maturity and USD 110 million bonds with a seven-year maturity issued in March 2006 by a special purpose entity, the proceeds of which were lent to the Bank’s subsidiary Finansbank. Interest is 6,25% and 6,5% respectively, paid semi-annually.

TRY 300 million, credit card secured non-amortising loan, with a five-year maturity. Interest is 11.94%, paid quarterly.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 27:   LONG-TERM DEBT (Continued)

Senior variable rate debt

The Group’s senior variable rate debt of EUR 1,062,279 thousand at December 31, 2006 consists of debt denominated in EUR amounting to 122,023 thousand which carries a weighted average interest rate of 5.79% and matures through 2012 and US dollar denominated debt of EUR 940,256 thousand which carries a weighted average interest rate of 7.17% and matures through 2012.

The Group’s senior variable rate debt includes the following borrowings of Finansbank:

USD 500 million Series 2005-A Floating Rate Notes issued in March 2005 by a special purpose entity, the proceeds of which were lent to Finansbank. The notes are secured on Finansbank’s diversified payment rights and have a seven-year maturity. Interest is determined as the three-month LIBOR plus 180 bps, paid quarterly, with no principal repayment for three years.

USD 700 million term loan facility in two tranches: USD 479 million with a two-year maturity and interest at LIBOR + 42.5 bps, paid quarterly, and USD 221 million with a three-year maturity and interest at LIBOR + 60 bps, paid quarterly.

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

NBG Funding Ltd issued the following securities:

1.                EUR 350 million Series A Floating Rate Non-Cumulative Non-Voting Preferred Securities were issued in July 2003. The securities are guaranteed on a subordinate basis by the Bank. The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part, in July 2013 or on any dividend date falling thereafter, subject to the consent of the Bank. The preferred dividend rate is three-month Euribor plus 175 bps until July 11, 2013 and Euribor plus 275 bps thereafter, paid quarterly.

2.                EUR 350 million series B CMS- Linked Subordinated Callable Notes were issued in November 2004. The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part, in November 2014 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend is 6.25% for the first year and is then determined as the 10 year EUR CMS mid swap rate plus 12.5 bps reset every six months and capped at 8.00% paid semi-annually.

3.                USD 180 million series C CMS- Linked Subordinated Callable Notes were issued in November 2004. The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part, in November 2014 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend is 6.75% for the first year and is then determined as the 10 year USD CMS mid swap rate plus 12.5 bps reset every six months and capped at 8.50% paid semi-annually.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 27:   LONG-TERM DEBT (Continued)

4.                EUR 230 million series D CMS- Linked Subordinated Callable Notes were issued in February 2005. The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part, on February 16, 2015 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate is 6.00% until February 16, 2010 and, thereafter, is determined as the difference of the 10 year EUR CMS mid swap rate minus the 2 year mid swap rate multiplied by four subject to a minimum rate of 3,25% and capped at 10.00% paid annually.

5.                GBP 375 million series E Fixed/ Floating Rate Non-cumulative Guaranteed Non/voting Preferred Securities were issued in November 2006. The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part, on November 2016 or on any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate is 6,2889% until November 8, 2016 and three month LIBOR plus 2,08% thereafter, paid annually until November 8, 2016 and quarterly thereafter.

The proceeds of the instruments issued by NBG Funding were lent to NBG Finance through Eurobond issues and ultimately lent to the Bank under loan agreements with the same terms as each of the instruments referred to above but with a 30 year maturity.

In addition, NBG Finance plc issued the following securities:

1.                EUR 750 million Callable Subordinated Floating Rate Notes were issued in June 2002. The securities were due in June 2012 and were guaranteed on a subordinate basis by the Bank. The notes carried interest at Euribor plus 80 bps to June 2007 and Euribor plus 210 bps thereafter, paid quarterly. The notes were redeemed on the first call date of June 25, 2007 following the decision of the Board of Directors at its meeting on May 16, 2007.

2.                JPY 30 billion Callable Subordinated Fixed Rate Notes were issued in June 2005. The securities are due in June 2035 and are guaranteed on a subordinate basis by the Bank. The notes may be redeemed at the option of the Bank in or after June 2015. The notes carry a fixed rate of interest of 2,755%, which is payable semi-annually in arrears.

The proceeds of the above notes issued by NBG Finance are lent to the Bank under loan agreements with the same terms as each of the notes referred to above.

The following notes have been issued by a special purpose entity, the proceeds of which were lent to the Bank’s subsidiary Finansbank:

USD 200 million Subordinated Callable Notes issued in October 2004. The notes have a 10-year maturity and there is a repayment option at the end of the fifth year. Interest, paid annually, is 9% for the first five years and steps up to 11,79% thereafter.

The Group does not consolidate the finance subsidiaries following the guidance in FIN 46R. Under this guidance, the Group is not deemed to be the primary beneficiary of the entities. The Group does not absorb the majority of the entities’ expected losses nor does it receive a majority of the entities’ expected returns.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 28:   COMMITMENTS AND CONTINGENCIES

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

The following table summarizes the Group’s off-balance-sheet financial instruments, whose contract amounts represent credit risk, as of December 31, 2005 and 2006.

	2005	2006
	(EUR in thousands)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit:
Commercial and personal	10,090,651	22,739,661
Commercial real estate	60,807	44,991
Residential real estate	681,003	622,607
Commercial letters of credit	207,544	184,782
Standby letters of credit and financial guarantees written	2,921,104	5,769,479

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

Legal Contingencies.   The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 28:   COMMITMENTS AND CONTINGENCIES (Continued)

ultimate disposition of these maters is not expected to have a material adverse effect on the consolidated financial condition of the Group.

NOTE 29:   OTHER NON-INTEREST INCOME

Other non-interest income at December 31, comprised:

	2004	2005	2006
	(EUR in thousands)
Income from insurance operations	612,248	616,383	733,330
Warehouse fees	12,892	11,572	11,270
Hotel revenues	24,731	25,976	28,315
Profit on sales of properties	48,022	49,322	77,643
Other	109,852	113,618	131,403
Total	807,745	816,871	981,961

NOTE 30:   OTHER NON-INTEREST EXPENSE

Other non-interest expense at December 31, comprised:

	2004	2005	2006
	(EUR in thousands)
Insurance claims, reserves movement, commissions and reinsurance premia ceded	744,418	539,251	655,941
Warehouses cost of services	1,950	3,551	3,458
Hotel running costs	21,153	25,476	34,911
Credit card costs	44,348	35,362	31,117
Broker costs	8,230	7,727	12,994
Other	364,860	304,914	440,579
Total	1,184,959	916,281	1,179,000

NOTE 31:   INCOME TAXES

The significant components of the provision for income taxes for the years ended December 31, 2004, 2005 and 2006 are as follows:

	2004	2005	2006
	(EUR in thousands)
Tax provision from continuing operations:
Current tax payable	(181,987)	(168,186)	(312,512)
Deferred taxation	188,022	(64,600)	97,813
Total tax (expense)/ benefit	6,035	(232,786)	(214,699)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 31:   INCOME TAXES (Continued)

The differences between the statutory income tax rates and the effective tax rates are summarized as follows:

	2004	2005	2006
	(EUR in thousands)
Average statutory income tax rates(1)	33.11%	30.40%	27.17%
Effect of tax—exempt (income)/losses	(5.23)%	(2.70)%	(3.69)%
Effect of companies with losses	(2.16)%	0.43%	(0.65)%
Non deductible expenses	5.28%	7.52%	2.87%
Non deductible goodwill	—	0.61%	1.28%
Statutory revaluation of fixed assets	(73.86)%	(0.06)%	(0.00)%
Effect of change in income tax rate	38.81%	(1.62)%	0.29%
Effect of 5% tax reduction due to merger activity	—	(2.26)%	(2.19)%
General allowance for loans losses recognized only for tax purposes	—	(3.14)%	(5.39)%
Other	0.26%	(0.09)%	(0.35)%
Average effective rate	(3.79)%	29.09%	19.33%

(1)          The average statutory income tax rates are used in view of the fact that the consolidated subsidiaries are taxed under different tax rates depending on the nature of their entrepreneurial activity, the jurisdiction in which taxes are levied.

On 22 November 2006, a new tax law (Law 3513/2006) was enacted whereby the non-taxed and the specially taxed banking reserves that the Group had recognized a deferred tax liability for in prior years that had not been distributed or capitalized up until the law was published, were subject to one-off taxation at a rate of 15% or 10% based on the tax status of the respective reserves. The bank paid EUR 100.6 million tax on EUR 672 million non-taxed and specially taxed reserves. These reserves can be distributed or capitalized without any further tax.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 31:   INCOME TAXES (Continued)

The significant components of deferred income tax assets and liabilities at December 31, comprised:

	2004	2005	2006
	(EUR in thousands)
Deferred Tax Assets:
Allowance for loan losses	14,480	4,646	17,497
Accrued expenses	7,500	3,084	95
Mark to market valuation of securities and derivative liabilities	150,830	135,651	132,827
Retirement Benefits	20,273	16,640	17,725
Insurance Reserves	56,500	49,039	41,851
Statutory revaluation on fixed assets	316,453	316,934	305,440
Other	44,476	32,225	66,721
Total deferred tax assets	610,512	558,219	582,156
Deferred Tax Liabilities:
Tax free reserves	(192,757)	(224,849)	(110,476)
Other(1)	(119,743)	(111,164)	(95,048)
Total deferred tax liabilities	(312,500)	(336,013)	(205,524)
Net deferred tax asset / (liability)	298,012	222,206	376,632

(1)          Consists mainly of the mark to market valuation of trading, available-for-sale securities and derivative assets.

The deferred tax on the mark-to-market valuation of securities includes both trading and available-for-sale securities, as most of these mark-to-market valuations are not recognized for Greek income tax purposes.

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

Following legislation enacted in December 2004, the applicable Greek statutory rate of tax is reduced from 35% for 2004, to 32% for 2005, 29% for 2006 and 25% for 2007 and thereafter. The rates for 2005 and 2006 applicable to the Bank are 27% and 24%, respectively, based on a law, which reduced the tax rate by 5% for companies, which effected legal mergers until December 31, 2005.

Tax-free reserves represent profits made on the sale of shares, property, bonds and other similar assets as well as income taxed at privileged rates, such as interest earned on treasury bills and bonds, which are not distributed. These reserves are fully taxed upon distribution and have, therefore, been treated as temporary differences in the deferred tax computations.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 32:   RELATED PARTY TRANSACTIONS

The Bank has entered into transactions with its directors, significant shareholders, and affiliates (related parties). The aggregate amount of loans to such related parties totaled EUR 206 million and EUR 88.3 million at December 31, 2005 and 2006, respectively. The terms extended to related parties are similar to those extended to unrelated parties. The Bank has also granted a fully collateralised loan to the Lump-Sum Benefit Plan for its employees, a post retirement benefit plan to which the Group does not pay contributions to, the outstanding balance of which was EUR 68 million and EUR 63.4 million on December 31, 2005 and 2006 respectively.

In prior years we disclosed loans to the Hellenic Republic. The Hellenic Republic as at 31.12.2006 was not a related party of the Group. For more information on our relationship with the Hellenic Republic see ITEM 7: “Major Shareholders and Related Party Transactions”.

NOTE 33:   ADDITIONAL PAID-IN CAPITAL

In February 2004, the Greek Parliament approved legislation whereby companies were allowed for tax purposes to revalue land and buildings to their current market value. Companies were required to pay tax at the rate of 2% for land and 10% for buildings on the difference between the tax base prior to the revaluation and the re-valued amount. The law also stipulated that, if the reserve was capitalized to share capital, full depreciation on the re-valued amounts for buildings would be allowed for tax purposes. If the reserve was not capitalized, the tax benefits from calculating depreciation and capital gains and losses on the re-valued amount would be lost. The Group decided to take advantage of this law and capitalize the statutory revaluation surplus to share capital.

For US GAAP reporting purposes, where property is carried at cost, no such revaluation surplus existed and Accumulated Surplus was not sufficient to reflect this capitalization. As such, this capitalization was effected through Additional Paid In Capital.

Both capitalizations have the benefit of increasing the number of shares held by investors. The additional shares have identical rights as the previous existing shares. Furthermore, the new shares were distributed in the same proportion as pre-existing shares, causing no dilution. The Bank’s ability to pay dividends from Accumulated Surplus is not presently affected, as the capitalization was effected through a statutory revaluation reserve.

Consequently, the computations of basic and diluted EPS were adjusted retroactively for all periods presented to reflect the change in capital structure. When the changes in common stock occur after the close of the period, but before the issuance of the financial statements (which was the case for the 2003 financial statements), the per share computations for those and any prior-period financial statements presented were based on the new number of shares.

In 2005 following the legal merger of the Bank with National Investment Company, the Bank raised the par value of the shares from EUR 4.50 to EUR 4.80 thus increasing share capital amount recorded in the balance sheet (by EUR 100,979 thousand in 2005). This capitalization was effected through Additional paid in Capital. There was no effect on basic and diluted earnings per share.

On June 1, 2006 the 2nd Repeat General Meeting of the Bank’s shareholders approved the share capital increase of EUR 3 billion through a rights issue to existing shareholders at a ratio of 4 new shares to 10 existing at a price of EUR 22.11 for each new share. The share capital increase was completed and fully subscribed on July 5, 2006 and was authorized by Approval K2-10274/7.7.2006 of the Ministry of Development. Consequently, the Bank’s share capital was increased by EUR 678,539 thousand with the

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 33:   ADDITIONAL PAID-IN CAPITAL (Continued)

issue of 135.707.764 new shares. The difference from the issue of shares above par value of a total amount of EUR 2,321,960 thousand less the share capital issue costs net of tax of EUR 64,063 thousand was credited to the “additional paid-in-capital”.

On March 31, 2006 following the legal merger of the Bank with National Real Estate Company, the Bank raised the par value of the shares from EUR 4.80 to EUR 5.00 thus increasing share capital amount recorded in the balance sheet (by EUR 67,854 thousand in 2006). This capitalization was effected through Additional paid-in Capital. There was no effect on basic and diluted earnings per share.

On December 21, 2006, following the Bank’s stock option program the share capital was increased by EUR 1,550 thousand with the issue of 310.043 shares. The difference from the issue of shares above par value of a total amount of EUR 5,829 thousand was credited to the “additional paid-in-capital”. Furthermore, the total compensation cost for 2006 derived from share options amounted to EUR 6,383 thousand and was credited to “additional paid-in-capital”.

NOTE 34:   EARNINGS PER SHARE DATA

Basic earnings per share is computed by dividing net income for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year (amounts in EUR thousand, except share and per share data).

	2004	2005	2006
Net Income	210,270	555,194	858,064
Net Income adjusted for diluted computation	210,270	555,194	858,064
Weighted Average common share outstanding	339,942,604	345,793,420	417,341,186
Dilutive shares			35,957
Weighted Average common share outstanding for dilutive earnings per share	339,942,604	345,793,420	417,377,143
Earnings per common share—Basic and diluted	0.62	1.61	2.06
Earnings per common share—Basic and diluted excluding discontinued operations	0.53	1.52	1.92

NOTE 35:   REGULATORY MATTERS

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

As of December 31, 2006, the Bank was adequately capitalized under the applicable regulatory framework. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based and Tier I risk based ratios as set forth in the table below. There are no conditions or events since December 31, 2006 that management believes have changed the Bank’s compliance with capital requirements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 35:   REGULATORY MATTERS (Continued)

The Bank’s actual capital amounts and ratios are also presented in the table below (amounts are expressed in EUR thousand, except ratios):

			For Capital Adequacy Purposes
	Actual		Minimum Required
	Amount	Ratio	Amount	Ratio
As of December 31, 2006:
Total Capital	8,071,217	23.1%	2,792,980	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	5,568,561	15.9%	1,396,490	4.0%
(to Risk-Weighted Assets)
As of December 31, 2005:
Total Capital	4,574,768	16.8%	2,176,505	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	2,525,997	9.3%	1,088,252	4.0%
(to Risk-Weighted Assets)
As of December 31, 2004:
Total Capital	3,811,761	15.8%	1,930,005	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	2,475,922	10.3%	961,523	4.0%
(to Risk-Weighted Assets)

The actual capital amounts and ratios for the Group are presented in the table below (amounts are expressed in EUR thousand, except ratios):

			For Capital Adequacy Purposes
	Actual		Minimum Required
	Amount	Ratio	Amount	Ratio
As of December 31, 2006:
Total Capital	6,778,382	15.6%	3,480,955	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	5,377,673	12,4%	2,175,597	5.0%
(to Risk-Weighted Assets)
As of December 31, 2005:
Total Capital	4,756,946	15.2%	2,504,619	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	3,854,903	12.3%	1,565,386	5.0%
(to Risk-Weighted Assets)
As of December 31, 2004:
Total Capital	4,062,865	14.8%	2,196,143	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	3,266,858	11.9%	1,372,629	5.0%
(to Risk-Weighted Assets)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 36:   FAIR VALUE OF FINANCIAL INSTRUMENTS

Management uses its best judgment in estimating the fair value of the Group’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Group could have realized in a sale transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year-ends, and have not been re-evaluated or updated subsequent to those respective dates for the purpose of these consolidated financial statements. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

The following information should not be interpreted as an estimate of the fair value of the entire Group. A fair value calculation is only provided for a limited portion of the Group’s assets. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Group’s disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Group’s financial instruments at December 31, 2005 and 2006:

Financial Instruments Stated at Carrying Amount.   The carrying amount of cash and due from banks, interest-bearing deposits with banks and resale agreements approximates their fair value. Fair value for trading assets, which also is the amount recognized in the consolidated balance sheet, is based on quoted market prices of comparable instruments. The carrying amount of liabilities on acceptances and acceptances outstanding approximates their fair value. The carrying amount of federal funds purchased, borrowings under repurchase agreements, and other borrowed funds maturing within 90 days approximates their fair value. Fair value of other borrowed funds in excess of 90 days is estimated using discounted cash flow analysis based on the Group’s current incremental borrowing rates for similar types of borrowings arrangements. The carrying amount of accrued interest approximates their fair value.

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

Loans.   For variable rate commercial loans that re-price frequently (within a relatively short time frame) and have no significant change in credit risk, fair value is based on carrying amount. Fair value for mortgage loans, consumer installment loans, credit-card loans, and other consumer loans is estimated using discounted cash flow models. The discount rates are based on current market interest rates for similar types of loans. Fair value for commercial real estate and commercial loans that do not re-price or mature within relatively short time frames is estimated using discounted cash flow analysis. The discount rates used are those currently being offered for loans with similar terms to borrowers of similar credit quality. Fair value for impaired loans is estimated using discounted cash flow analysis or underlying collateral values, where applicable.

Deposits.   The fair value for demand deposits and deposits with no defined maturity is determined to be the amount payable on demand at the reporting date. The fair value for fixed-maturity deposits is

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 36:   FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

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

The carrying amount, the amount at which financial instruments are reported in the balance sheet, and the estimated fair value of the Group’s financial instruments at December 31, is presented below. For items, which re-price frequently and/or are short in duration, carrying amount approximates fair value.

	Year ended December 31,
	2005		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(EUR in thousands)		(EUR in thousands)
Financial Assets:
Cash and due from banks	1,510,972	1,510,972	1,863,974	1,863,974
Deposits with central bank	1,184,383	1,184,383	2,110,191	2,110,191
Securities purchased under agreements to resell	2,495,733	2,495,733	2,398,097	2,398,097
Interest bearing deposits with banks	1,322,015	1,322,015	2,272,043	2,270,151
Money market investments	179,073	179,073	367,653	367,653
Trading assets	8,558,662	8,558,662	7,374,207	7,374,207
Financial instruments marked to market through profit or loss	5,104,757	5,104,757	5,307,946	5,307,946
Derivative assets	284,469	284,469	325,013	325,013
Securities available-for-sale	2,607,009	2,607,009	4,155,066	4,155,066
Securities held to maturity	20,867	20,867	—	—
Loans, net of allowance	29,581,628	30,242,207	42,532,086	43,555,342
Customers’ liability on acceptances	205	205	—	—
Accrued interest receivable	534,594	534,594	700,660	700,660
Total financial assets	53,384,367	54,044,946	69,406,936	70,428,300
Financial Liabilities:
Total deposits	45,251,084	45,252,049	55,885,061	55,819,163
Central bank borrowings	353	353	1,024	1,024
Securities sold under agreements to repurchase	2,726,817	2,726,817	3,037,503	3,037,503
Derivative liabilities	297,867	297,867	423,685	423,685
Other borrowed funds	195,690	195,690	295,243	302,089
Acceptances outstanding	205	205	—	—
Long-term debt	2,151,942	2,061,553	4,445,565	4,412,288
Total financial liabilities	50,623,958	50,534,534	64,088,081	63,995,752

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:   SEGMENT INFORMATION

The Group is a diversified financial services company operating primarily in Greece with operations in various countries including the United Kingdom, France (closed down in 2004), Cyprus, South Africa, Bulgaria, Former Yugoslav Republic of Macedonia, Romania, Germany (closed down in 2004), Egypt, Albania and the Netherlands (closed down in 2005) and from 2006 in Turkey. The Group’s reportable segments are presented below, and no other industry or geographic segment in which the Group operates is individually significant. The Discontinued operations are the North America operations (United States and Canada). All segment information in 2004 has been reclassified to present the effect of discontinued operations.

	Total Assets		Interest Income		Interest expense		Non-interest income		Non-interest expense
	(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%
December 31, 2004:
Banking-Greek	42,620,962	78.0%	1,695,176	76.7%	494,252	70.3%	415,339	31.6%	1,159,620	48.4%
Banking Foreign	6,965,987	12.7%	347,520	15.7%	160,353	22.8%	115,161	8.9%	185,193	7.7%
Investment banking	260,868	0.5%	5,262	0.2%	4,185	0.6%	26,300	2.0%	15,340	0.7%
Global Investment & Private Banking	273,121	0.5%	7,197	0.4%	—	—	50,305	3.8%	12,875	0.6%
Insurance	1,517,332	2.8%	18,598	0.9%	2,557	0.4%	637,414	48.5%	913,394	38.1%
Other-Greek(1)	329,764	0.6%	863	0.0%	560	0.1%	43,755	3.3%	40,574	1.7%
Continuing operations	51,968,034	95.1%	2,074,616	93.9%	661,907	94.2%	1,288,274	98.1%	2,326,996	97.2%
Discontinued operations	2,684,746	4.9%	134,468	6.1%	41,017	5.8%	25,289	1.9%	68,255	2.8%
Total	54,652,780	100.0%	2,209,084	100.0%	702,924	100.0%	1,313,563	100.0%	2,395,251	100.0%

	Net income before taxes		Income Tax (Expense)/Benefit		Depreciation and amortization expense		Revenue from transactions with other segments
	(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%
December 31, 2004:
Banking-Greek	313,670	139.6%	(76,739)	534.4%	72,390	64.0%	(102,813)	57.1%
Banking Foreign	58,665	26.1%	(26,090)	181.7%	22,030	19.5%	(49,831)	27.7%
Investment banking	12,036	5.3%	(2,757)	19.2%	392	0.3%	(3,458)	1.9%
Global Investment & Private Banking	44,627	19.9%	(4,471)	31.1%	789	0.7%	(3,637)	2.0%
Insurance	(259,730)	(115.6)%	73,641	(512.8)%	6,469	5.7%	(13,820)	7.7%
Other-Greek(1)	3,485	1.6%	42,451	(295.6)%	3,107	2.8%	(6,021)	3.4%
Continuing operations	172,753	76.9%	6,035	(42.0)%	105,177	93.0%	(179,580)	99.8%
Discontinued operations	51,878	23.1%	(20,396)	142.0%	7,906	7.0%	(383)	0.2%
Total	224,631	100.0%	(14,361)	100.0%	113,083	100.0%	(179,963)	100.0%

(1)             Included in Other-Greek are non-financial services subsidiaries in Greece.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:   SEGMENT INFORMATION (Continued)

	Total Assets		Interest Income		Interest expense		Non-interest income		Non-interest expense
	(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%
December 31, 2005:
Banking-Greek	46,975,406	78.3%	1,965,193	77.7%	617,964	69.8%	488,964	32.9%	1,074,221	51.0%
Banking Foreign	8,035,375	13.4%	399,568	15.8%	217,340	24.6%	189,267	12.7%	210,185	10.0%
Investment banking	265,454	0.4%	1,331	0.1%	40	—	44,389	3.0%	22,135	1.1%
Global Investment & Private Banking	28,865	0.0%	929	0.0%	—	—	9,455	0.6%	9,109	0.4%
Insurance	1,604,622	2.7%	23,286	0.9%	1,646	0.2%	685,800	46.0%	672,655	31.9%
Other-Greek(1)	343,260	0.6%	81	—	131	0.0%	48,898	3.3%	47,025	2.2%
Continuing operations	57,252,982	95.4%	2,390,388	94.5%	837,121	94.6%	1,466,773	98.5%	2,035,330	96.6%
Discontinued operations	2,754,517	4.6%	139,069	5.5%	47,738	5.4%	22,764	1.5%	71,828	3.4%
Total	60,007,499	100.0%	2,529,457	100.0%	884,859	100.0%	1,489,537	100.0%	2,107,158	100.0%

	Net Income before taxes		Income Tax (Expense)/Benefit		Depreciation and amortization expense		Revenue from transactions with other segments
	(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%
December 31, 2005:
Banking-Greek	571,328	70.8%	(176,583)	70.3%	55,933	60.8%	(111,278)	70.9%
Banking Foreign	126,942	15.7%	(16,247)	6.5%	19,441	21.1%	(9,445)	6.0%
Investment banking	23,545	2.9%	(7,376)	2.9%	315	0.3%	(3,569)	2.3%
Global Investment & Private Banking	1,274	0.2%	(2,365)	0.9%	63	0.1%	(3,884)	2.5%
Insurance	34,785	4.4%	(23,871)	9.5%	6,133	6.7%	(22,469)	14.3%
Other-Greek(1)	1,823	0.2%	(6,344)	2.5%	2,222	2.4%	(6,084)	3.9%
Continuing operations	759,697	94.2%	(232,786)	92.6%	84,107	91.4%	(156,729)	99.9%
Discontinued operations	46,773	5.8%	(18,490)	7.4%	7,865	8.6%	(223)	0.1%
Total	806,470	100.0%	(251,276)	100.0%	91,972	100.0%	(156,952)	100.0%

(1)             Included in Other-Greek are non-financial services subsidiaries in Greece.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:   SEGMENT INFORMATION (Continued)

	Total Assets		Interest Income		Interest expense		Non-interest income		Non-interest expense
	(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%
December 31, 2006:
Banking-Greek	52,490,658	69.3%	2,339,366	66.3%	877,068	62.0%	591,820	32.5%	1,222,410	47.1%
Banking Foreign	10,066,336	13.3%	597,798	16.9%	253,411	17.9%	158,484	8.7%	207,450	8.0%
Banking Turkey	10,706,009	14.1%	530,900	15.0%	270,507	19.1%	120,467	6.6%	255,695	9.9%
Investment banking	224,552	0.3%	5,403	0.2%	84	0.0%	66,653	3.7%	31,944	1.2%
Global Investment & Private Banking	11,976	0.0%	573	0.0%	—	—	7,509	0.4%	9,562	0.4%
Insurance	1,938,699	2.6%	28,726	0.8%	1,349	0.1%	773,952	42.4%	809,940	31.1%
Other-Greek(1)	275,508	0.4%	8	—	—	—	38,398	2.1%	44,458	1.7%
Continuing operations	75,713,738	100.0%	3,502,774	99.2%	1,402,419	99.1%	1,757,283	96.4%	2,581,459	99.4%
Discontinued operations	—	—	29,732	0.8%	12,672	0.9%	65,979	3.6%	14,288	0.6%
Total	75,713,738	100.0%	3,532,506	100.0%	1,415,091	100.0%	1,823,262	100.0%	2,595,747	100.0%

	Net income before taxes		Income Tax (Expense)/Benefit		Depreciation and amortization expense		Revenue from transactions with other segments
	(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%
December 31, 2006:
Banking-Greek	606,337	56.0%	(136,068)	60.3%	56,313	56.3%	(161,870)	67.8%
Banking Foreign	272,905	25.2%	(19,353)	8.6%	21,556	21.6%	(26,352)	11.0%
Banking Turkey	111,674	10.3%	(34,347)	15.2%	14,022	14.0%	—	—
Investment banking	40,028	3.7%	(13,900)	6.2%	185	0.2%	(10,807)	4.5%
Global Investment & Private Banking	(1,704)	(0.2)%	(3,001)	1.3%	70	0.1%	(12,431)	5.2%
Insurance	(8,611)	(0.8)%	(7,759)	3.4%	5,742	5.7%	(23,532)	9.9%
Other-Greek(1)	(6,053)	(0.6)%	(271)	0.1%	792	0.8%	(3,859)	1.6%
Continuing operations	1,014,576	93.6%	(214,699)	95.1%	98,680	98.7%	(238,851)	100.0%
Discontinued operations	69,326	6.4%	(11,139)	4.9%	1,300	1.3%	(16)	0.0%
Total	1,083,902	100.0%	(225,838)	100.0%	99,980	100.0%	(238,867)	100.0%

(1)    Included in Other-Greek are non-financial services subsidiaries in Greece. The information reported to management for purposes of making decisions about allocating resources to each segment and assessing its performance does not materially differ from the information presented above.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:   EMPLOYEE BENEFIT PLANS

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

National Bank of Greece Employee Main Pension Plan

The Bank’s employees’ Main Pension Plan provides for defined contributions to be made by the Bank at a rate of 26.5% of the employee’s salary, for employees who joined any social security plan prior to 1.1.1993. The corresponding rate for employees insured by any social security fund after that date is 13,33%. Such contributions totaled EUR 93.8 million and EUR 98.2 million in 2005 and 2006 respectively. The Bank must also fund amounts up to EUR 25.24 million per annum for any funding deficits, to the extent that any funding deficit occurs in that year as discussed above. Current projections indicate that such funding deficits will arise again after 2008, by which time under current legislation the Plan would have to merge with the State Main Pension Plan (IKA). Employee contributions are 11% of the employee’s salary, for employees insured by any social security plan prior to 1.1.1993. The corresponding rate for employees insured by any social security fund after that date is 6.67%. The benefits paid are determined by a formula, which takes into account years of service with the Bank and the employee’s final pensionable salary. The annual pension after 35 years of service is approximately 80% of final annual pensionable pay. Final pensionable pay is typically less than 75% of actual pay.

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

In April 2006, the Bank applied under Law 3371/2005, as amended, to merge the Main Pension Fund with IKA earlier than 2008. As of June 2007 there have not been any further developments.

Ethniki Hellenic General Insurance Co (“EH”) Employee Plan (T.A.P.E.)

The Group’s insurance company contributes to a main pension plan, which provides for a monthly pension to be paid upon retirement. The benefit structure, as relates to the pension, is similar to that provided under the Bank’s employees´ main plan. Accrued benefits are also paid on an earlier date in the

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:   EMPLOYEE BENEFIT PLANS (Continued)

event of death or disability. T.A.P.E. also provides for health benefits to its members. Pursuant to the provisions of Law 3029/11.07.2002 this plan is accounted for as a defined contribution plan. Employer contributions to this plan totaled EUR 10.8 million both in 2005 and in 2006.

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

New legislation passed in 2005 and 2006 (Law 3371/2005, as amended) as mentioned previously, provides that employees that were hired by the Bank from January 1, 2005 and thereafter are insured in the state auxiliary pension plan IKA-ETEAM. Employees hired before January 1, 2005 and pensioners of the bank will also be covered by the same plan should the interested parties (employees and employers) decide to dissolve the Bank’s auxiliary plan. In this case employees will be expected to make contributions to this fund, which will be a percentage of the salaries paid. The exact percentage will be assessed through a special financial study. The new law also provides for the creation of a new Insurance Fund of Bank Employees and pensioners insured in the social security system before January 1, 1993 (“ETAT”), that will pay additional benefits to the aforementioned employees and pensioners, being the difference between those provided by the existing auxiliary plan and those provided by IKA-ETEAM.

In April 2006, the Bank applied under Law 3371/2005, as amended, to merge its Auxiliary Pension Fund into ETAT. An independent financial study commissioned by the Ministry of Finance pursuant to this legislation will be carried out to assess the contribution of the employer to the fund.

National Bank of Greece Auxiliary Pension Plan

The Bank’s employees’ Auxiliary Pension Plan provides for defined contributions to be made by the Bank at a rate of 9.0% of the employee’s salary. Such contributions totaled EUR 33.0 million and EUR 35.5 million in 2005 and in 2006 respectively. Employees contribute at a rate of 3.5% of their salary. The benefits paid are determined by a formula, which takes into account years of service with the Bank and the employee’s final pensionable pay.

c)   Defined Contribution Plans Other Than Pensions

National Bank of Greece Health Plan (T.Y.P.E.T.)

T.Y.P.E.T. is accounted for as a defined contribution plan according to Law 3029/2002. The Bank has no legal obligation to contribute any amounts in excess of its defined contributions of 6.25% of employees’ salaries. Contributions to this plan totaled EUR 22.7 million and EUR 24.9 million in 2005 and in 2006 respectively.

T.A.P.E. mentioned above also falls into this category.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:   EMPLOYEE BENEFIT PLANS (Continued)

d)   Other Defined Contribution Plans

The Group makes contributions to other defined contribution pension plans. Group contributions to these plans totaled approximately EUR 1.1 million and EUR 2.4 million in 2005 and 2006 respectively.

e)   National Bank of Greece Lump Sum Benefit Plan

The Bank does not make any contributions to this plan. The Bank has granted a loan to the plan, the outstanding balance of which was EUR 68.0 million and EUR 63.4 million on December 31, 2005 and 2006 respectively, maturing in 2020, bearing interest at three-month Euribor and fully collateralized.

f)   Defined Benefit Pension Plans

In addition to the plans discussed above, the Bank and certain of its subsidiaries sponsor defined benefit pension plans. The plans vary in their specific features, but most are contributory, final pay and accumulated years of service-based defined benefit plans. The funding policies vary slightly but typically include employee and employer monthly contributions in accordance with Greek or local laws regarding such plans. Some companies within the Group also provide termination indemnities. Benefits paid out directly by Group Companies to the members of such plans were EUR 16.8 million, EUR 32.5 million and EUR 34.1 million over 2004, 2005 and 2006 respectively.

Net periodic pension costs for these defined benefit plans include the following components for the years ended December 31:

	2004	2005	2006
	(EUR in millions)
Service cost	11.4	11.6	11.7
Interest cost	16.9	17.7	15.3
Expected return on plan assets	(6.8)	(7.5)	(8.7)
Amortization of actuarial losses	3.0	4.7	5.3
Amortization of prior year cost	—	0.1	0.4
Costs of additional benefits	26.5	2.4	38.8
Other expense (income)	(6.1)	5.6	0.6
Net periodic pension cost	44.9	34.6	63.4

Included in cost of additional benefits are costs of voluntary retirement schemes of Group companies: National Management and Organization Company (“Ethnokarta”) EUR 15.6 million, Ethniki Insurance EUR 15.0 million and ASTIR Palace Vouliagmenis EUR 8.0 million, as well as small costs of additional payments to employees by Group banks UBB and Stopanska.

Weighted average assumptions used to determine the net periodic pension cost for the years ended December 31:

	2004	2005	2006
Discount rate	5.5%	5.2%	4.3%
Expected return on plan assets	6.5%	6.3%	6.4%
Rate of compensation increase	4.0%	4.1%	4.1%

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:   EMPLOYEE BENEFIT PLANS (Continued)

To set the expected long-term rate of return assumptions the Group, in consultation with its advisors, uses forward-looking assumptions in the context of historical returns and volatilities of each asset class as well as correlations among asset classes. The expected long-term rate of return assumption is annually adjusted based on revised expectations of future investment performance of the overall capital markets, as well as changes to local regulations affecting investment strategy. The weighted average expected long-term rate of return assumption used in computing the 2006 net periodic pension cost was 6.4%.

The aggregated funding status recognized in the consolidated balance sheet is reconciled below as follows for the years ended December 31:

	2004	2005	2006
	(EUR in millions)
Change in benefit obligation:
PBO, beginning of year	348.0	400.1	372.1
Acquisition of subsidiaries	—	—	8.8
Discontinued operations	—	(26.8)	—
Disposal of subsidiary	—	—	(0.6)
Service cost	11.4	11.6	11.7
Share of discontinued operations	2.0	—	—
Interest cost	16.9	17.7	15.3
Share of discontinued operations	1.5	—	—
Employee contributions	5.6	6.5	6.1
Actuarial loss	42.0	32.7	19.2
Adjustment for disposal and other	(0.6)	2.0	0.4
Benefits paid	(47.1)	(63.0)	(67.9)
Settlements/ Terminations/ Curtailments	19.5	(8.7)	26.7
Prior service cost arising over last period	0.9	—	0.3
PBO, end of year	400.1	372.1	392.1

	2004	2005	2006
	(EUR in millions)
Change in plan assets:
Fair value, beginning of year	135.0	156.2	141.2
Discontinued operations	—	(24.5)	—
Actual return on assets	30.4	34.0	8.9
Adjustment for disposals and other	(1.6)	—	—
Employer contributions	17.3	11.0	24.1
Employee contributions	5.6	6.5	6.1
Expenses	(0.2)	—	(0.2)
Benefits paid	(30.3)	(42.0)	(33.7)
Fair value, end of year	156.2	141.2	146.4
Funded status, end of year	243.9	230.9	245.7

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:   EMPLOYEE BENEFIT PLANS (Continued)

The weighted-average assumptions used in determining the benefit obligation of such plans at December 31 are as follows:

	2004	2005	2006
Discount rate	5.2%	4.4%	4.7%
Rate of compensation increase	4.1%	4.1%	4.6%
Pension increase	2.3%	2.5%	2.5%

Additional year-end information for pension plans with accumulated benefit obligations in excess of plan assets:

	2005	2006
	(EUR in millions)
Projected benefit obligation	372.1	265.6
Accumulated benefit obligation	292.9	201.0
Fair value of plan assets	141.2	49.4

For the financial years ended December 31, 2004 and 2005, the Group recognized an additional minimum pension liability in other comprehensive income and an intangible asset, to the extent where the accumulated benefit obligation exceeded the fair value of plan assets. On December 31, 2004 and 2005 respectively, past service cost amounted EUR 1.0 million and EUR 0.7 million and actuarial loss amounted to EUR 84.5 million and EUR 75 million respectively. Of the aforementioned amounts EUR 0.9 million and EUR 0.7 million were recognized as an intangible asset and EUR 21.9 million and EUR 34.0 million were recognized as an additional minimum pension liability on December 31, 2004 and 2005 respectively.

On December 31, 2006, the Group adopted SFAS 158, which requires the recognition of a plan’s over-funded or under-funded status as an asset or liability with an offsetting adjustment to Accumulated OCI. SFAS 158 requires the determination of the fair values of a plan’s assets at a company’s year-end and recognition of actuarial gains and losses, prior service costs or credits, and transition assets or obligations as a component of Accumulated OCI. These amounts will be subsequently recognized as components of net periodic benefit costs.

Further, actuarial gains and losses that arise in subsequent periods that are not initially recognized as a component of net periodic benefit cost will be recognized as a component of Accumulated OCI. Those amounts will subsequently be recognized as a component of net periodic benefit cost as they are amortized during future periods. The adoption of SFAS 158 had no effect on the Group’s Consolidated Statement of Income for the year ended December 31, 2006, or for any year presented.

The amount recognized in the statement of financial position on December 31, 2006 is EUR 245.7 million. Amounts recognized in accumulated other comprehensive income on December 31, 2006 are transition obligation of nil, past service cost of EUR 0.5 million and net actuarial loss of EUR 77.1 million.

The estimated amounts to be amortized from accumulated other comprehensive income into net periodic benefit cost during financial year 2007 are EUR 0.05 million of prior service cost and EUR 3.5 million of net actuarial loss.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:   EMPLOYEE BENEFIT PLANS (Continued)

The Incremental impact of applying FAS 158 on Individual line items in the statement of financial position is as follows on December 31:

	2006 before FAS 158	Adjustment	2006 after FAS 158
Prepaid benefit	—	—	—
Accrued benefit liability	(181.3)	(64.4)	(245.7)
Intangible asset	0.5	(0.5)	—
Accumulated Other Comprehensive Income	12.7	64.9	77.6

The above disclosure assumes that the incremental impact of applying FAS 158 is determined after the application of the existing FAS 87 requirements.

In addition to the abovementioned amounts, also included in accumulated other comprehensive income are EUR 7.1 million relating to the Bank’s share in its associated company AGET Heracles, which was subsequently sold in April 2007.

The following table indicates actual and targeted plan asset allocation for the Group’s funded defined benefit pension plans:

	Target Allocation	Percentage of Plan Assets as at December 31
	2007	2006	2005
Asset category:
Equity securities	65% - 80%	75%	66%
Debt securities	10% - 20%	15%	13%
Real estate	3% - 10%	5%	2%
Cash and cash equivalents	0% - 10%	0%	14%
Other	3% - 10%	5%	5%
		100%	100%

The overall investment objective of the Group is to optimize returns at an acceptable level of risk within the requirements of the local laws, where applicable.

Equity securities include common stock of the Bank at the amount of EUR 90.6 million (64.2% of total plan assets) and EUR 103.2 million (70.5% of total plan assets) at December 31, 2005 and 2006 respectively. There was no Group debt included in the Plan Assets in 2005 and 2006 respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:   EMPLOYEE BENEFIT PLANS (Continued)

Benefit payments projected to be made from the defined benefit Pension Plans are as follows:

Benefit payments projected
(EUR in millions)
2007	21.6
2008	16.7
2009	20.2
2010	28.0
2011	30.0
2012-2016	199.7

The Group expects to contribute EUR 13 million in 2007 with respect to defined benefit plans.

g)   Post-retirement Defined Benefit Plans Other Than Pensions:

There were no Group companies supporting post retirement defined benefit plans other than pensions.

NOTE 39:   SHARE BASED PAYMENT

On June 22, 2005, at a General Meeting of Shareholders, a stock options program (Program A) was approved for the executive members of the Board of Directors, management and staff of the Group. The Program shall last for five years and expires in 2010. The Bank’s BoD may decide to grant the options one-off or in parts at any time at its discretion. The maximum number of new ordinary shares to issue under the Program shall be 3.5 million. The strike price shall be within the range of EUR 5 to 70% of the average price thereof within the time period from 1 January of the year the options are granted until the date they can be exercised. Share based payments to employees under Program A were granted in 2006, as discussed below.

At the repeat General Meeting of Shareholders on June 1, 2006, a new Group-wide stock option program (Program B) was approved for the Bank’s executive members of the Board of Directors, management and staff of the Group. The program provided that a maximum number of 3.5 million new ordinary shares should be issued at a price floating within a range of a minimum price which is the nominal value of EUR 5 per share to a maximum price which is 70% of the average market price thereof within the time period from the date following the date of the General Meeting (i.e. June 1, 2006) until the date the options can be exercised for the first time. The stock option program expires in 2011. No options have yet been issued under this program.

On November 29, 2006, the Board of Directors approved the issue of 2,992,620 share options under the Program A. The exercise price was set at EUR 23.8 per share. The fair value of the granted share options amounted to EUR 32.6 million. The vesting conditions are as follows:

15% of the options:  None, vest immediately

35% of the options:  after 1 year

50% of the options:  after 2 years

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 39:   SHARE BASED PAYMENT (Continued)

The vested options are exercisable between 6 and 15 December for 2006 and between 1 and 10 December for each subsequent year until 2010. After that date the unexercised options are cancelled. The options are forfeited if the employee leaves the Group before the options vest.

Between 6 and December 15, 2006, 310,043 out of a maximum 448,893 vested share options, with fair value of EUR 3.4 million, were exercised. The balance of 138,850 vested share options has not been exercised by December 31, 2006. The total cash received from the exercised share options amounted to EUR 7,379, of which EUR 1,550 increased common stock while the remaining the additional paid-in capital.

Details of the share options outstanding during the year are as follows:

Stock options	Balance	Weighted average remaining contractual term	Aggregate Intrinsic value
Outstanding at 1 January 2006	—
Granted during the year	2,992,620
Exercised during the year	(310,043)
Outstanding at 31 December 2006	2,682,577	3.97	29,776,602
Vested but not exercised at 31 December 2006	138,850	3.97	1,541,233

The exercised price per option was EUR 23.8 and the weighted average remaining contractual term of options outstanding is 3.97 years. As of December 31, 2006, there was EUR 24.1 million of total unrecognized compensation cost related to non vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 1.29 years.

The estimated fair value of the options granted is EUR 10.91 for each option. This fair value was calculated using the Black-Scholes option-pricing model. The inputs into the model were as follows:

Option-pricing model—Inputs	2006
Share price at grant date	EUR 34.62
Exercise price	EUR 23.80
Exercise period (years)	1.96
Expected volatility	20%
Risk free rate	3.9%
Expected dividend yield	2.7%

The weighted average expected volatility was determined by calculating the historical volatility of the Bank’s share price over the last 24 months. Also, expected future volatility has been taken into account.

According to the terms of the program the vested options are recognised in the income statement whereas the outstanding options that will vest in future periods affect the income statement on a straight-line basis over the vesting period. The total expense recognised during the period amounted to EUR 6,383.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 40:   ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income, net of taxes, comprise:

	Foreign Currency Items	Unrealized Gains on Available-for-Sale Securities	Pension Liability	Accumulated Other Comprehensive Income
	(EUR in thousands)
Balance, January 1, 2004	(20,939)	18,031	—	(2,908)
Changes during 2004	(9,202)	46,098	(18,796)	18,100
Balance, December 31, 2004	(30,141)	64,129	(18,796)	15,192
Changes during 2005	24,520	(27,779)	(9,611)	(12,870)
Balance, December 31, 2005	(5,621)	36,350	(28,407)	2,322
Changes during 2006	(24,097)	11,788	18,589	6.280
Impact of SFAS 158	—	—	(57,337)	(57,337)
Balance, December 31, 2006	(29,718)	48,138	(67,155)	(48,735)

NOTE 41:   FOREIGN EXCHANGE POSITION

At December 31, 2006, the EUR equivalent of the assets and liabilities, which are denominated in foreign currency, amounted to EUR 17,585,672 thousand (EUR 9,075,938 thousand for 2005 and EUR 9,812,199 thousand for 2004) and EUR 18,526,823 thousand (EUR 12,233,803 thousand for 2005 and EUR 10,333,271 thousand for 2004), respectively.

NOTE 42:   POST BALANCE SHEET EVENTS

(a) Mergers, acquisitions and disposals

1.                From January 8 through to January 29, 2007, the Bank acquired via the Mandatory Tender Offer 5,430 million shares of Finansbank, corresponding to 43.44% of its share capital. The total consideration paid amounted to EUR 1,733 million. Therefore, the total participation in share capital of Finansbank amounted to 89,44% as of January 29, 2007.

2.                On January 24, 2007, the Bank and International Finance Corporation (IFC) signed an agreement by which IFC will acquire shares of Finansbank of up to 5% of its share capital after the completion of the Mandatory Tender Offer. The price per share to IFC was determined to be the price per share paid by the Bank to the Finansbank shareholders during the Mandatory Tender Offer. The transaction concluded on April 5, 2007.

3.                On January 25, 2007 the Boards of Directors of the Bank and National Management & Organization Co (Ethnokarta) decided the merger of the two companies through absorption of the latter by the Bank. The date of the Merger Balance Sheets has been set as 31 March 2007. The bank holds 100% of National Management & Organization Co (Ethnokarta) shares, so that NBG’s share capital will not increase following the completion of the merger.

4.                From 1 February up to June 11, 2007, the Bank acquired 2,488,042 shares of Finansbank for a consideration of EUR 7.7 million (TRY 14.3 million).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 42:   POST BALANCE SHEET EVENTS (Continued)

5.                On March 15,2007 the Boards of Directors of the Bank and NBG Venture Capital SA announce the draft agreement for the divestment of the warehousing section of the Bank and the transfer of the section, through absorption, to the latter. The NBG Venture Capital SA will undertake the assets and liabilities of the section according to the Divestment Balance Sheet as at March 13, 2007. The NBG Venture Capital SA will increase its share capital by EUR 109,492,401 with the issuance of 37,369,420 new shares with a nominal value of EUR 2.93 each. Upon completion of the divestment the above shares will be transferred to the Bank.

6.                On April 19, 2007 the Bank signed an agreement for the sale of its minority shareholding in AGET Heracles to majority shareholders Lafarge Group. Pursuant to this agreement, the Bank sold 18,480,899 shares, representing 26% of the share capital of AGET Heracles.

This sale is consistent with the stated strategy of the Bank to focus on its core banking activities and exit from its non-financial participations. The sale price was EUR 17.40 per share, or EUR 321.6 million in total and is in line with the average closing price of the last 30 trading days preceding the transaction.

7.                On May 10, 2007, P&K Investment Services SA, sold its subsidiary P&K Mutual Fund Management SA to Millennium Bank S.A. for EUR 1.68 million.

8.                On May 16, 2007, Finansbank, following application to the General Directorate of Insurance, received permission to establish Finans Emeklilik ve Hayat A.S. as the main shareholder. The new company will complete its organisational preparations and obtain a licence to conduct life, personal accident and pension business, and is expected to commence operations shortly. The share capital of the company amounts to TRY 20 million.

9.                On May 30, 2007 the Bank acquired from TBIF Financial Services BV, the 100% of the share capital of TBI Lizing d.o.o, a leasing company, for the amount of EUR 2.5 million.

(b) Share capital increase

On May 18, 2007, the Board of Directors of Finansbank decided to increase the share capital of the bank from TRY 1.250 million to TRY 1.400 million.

(c) Dividends Declared

The Bank’s Annual Ordinary Meeting of its Shareholders held on May 25, 2007 approved the payment of a EUR 1 dividend per share for the financial year 2006. The holders of Bank’s shares as at the closing of the Athens Exchange session of 31 May 2007 were entitled to the dividend. The dividend was paid on 11 June 2007.

(d) Approval of buy-back program of own shares

At the annual General Meeting of Shareholders on April 27, 2006, a share buy-back program in accordance with article 16 par. 5 et seq. of Companies’ Act 2190/1920 was approved, allowing the buy-back of shares up to 10% of the aggregate amount of the shares of the Bank with a minimum purchase price of EUR 5.00 and a maximum of EUR 60.00 per share for the time period between May 5, 2006 and April 27, 2007.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 42:   POST BALANCE SHEET EVENTS (Continued)

The Board of Directors at its meeting on April 24, 2007, decided to sell up to 583,110 shares, that were bought under the previous buy-back programs, during May 2 to August 1, 2007 at a minimum price of EUR 42.60. On May 16, 2007, 583,110 shares were sold at the price of EUR 42.70.

On May 25, 2007, the annual General Meeting of the Shareholders approved the Bank’s own stock buy-back programme pursuant to article 16, par. 5 et seq. of Companies’ Act 2190/1920. In accordance with the programme, the Bank is opted to purchase own shares up to 10% of its total shares at a minimum purchase price of EUR 5.00 and maximum purchase price of EUR 60.00 per share for the time period from June 1, 2007 through May 24, 2008. In implementation of the said General Meeting resolution, from June 11, 2007 through September 30, 2007, the Bank intends to purchase up to 20,000,000 own shares at a minimum purchase price of EUR 5.00 and maximum purchase price of EUR 60.00 per share.

(e) Stock Option Program and bonus shares

On May 25, 2007, the annual General Meeting of the Shareholders of the Bank approved the distribution to the staff, pursuant to article 16, par. 2 case f of Companies’ Act 2190/1920 and article 1 of Presidential Decree 30/1988, of 350.000 bonus shares which will derive from the Bank’s share capital increase through capitalization of profits.

On June 28, 2007 the repeat General Meeting of the Shareholders of the Bank approved a new Group-wide stock option plan. The new Program shall last 8 years and expires in 2015. The stock option must be granted up until 2010. The maximum number of new ordinary shares to issue under the Program shall be 12 million. The maximum number of options that can be granted per year cannot exceed 1% of the total number of shares outstanding. The strike price shall be within the range of EUR 5 to 85% of the average price thereof within the time period from 1 January of the year the options are granted until the 31st October of the same year.

f) Other

On May 11, 2007, the Bank launched and priced a EUR 1.5 billion at a discount (99,94), 2 year Floating Rate Note (FRN), through its U.K. subsidiary NBG Finance plc. The Note bears a coupon of 3 month Euribor +8 bps. and was priced at a re-offer spread of +11 bps. The notes were issued on 22 May 2007 and are traded in the Luxembourg Exchange.

The Board of Directors at its meeting on May 16, 2007 has decided the redemption of the EUR 750 million Subordinated Callable Floating Rate Notes on the first call date of June 25, 2007. The notes were redeemed on June 25, 2007.

NOTE 43:   RECLASSIFICATION

Certain amounts in prior periods have been reclassified to conform to the current presentation and to reflect the disposal of ABNY and NBG Canada (see Note 18 “Discontinued Operations”).

NOTE 44:   RESTATEMENT OF CASH FLOW STATEMENTS

The Group cash flow statements for the years ended 31 December 2005 and 2004 have been restated in order to reflect the impact of the change in the classification of “obligatory deposits with central bank”

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 44:   RESTATEMENT OF CASH FLOW STATEMENTS (Continued)

from operating activities to investing activities since these balances are restricted balances. No other caption is affected and the amount of cash and cash equivalents is unchanged.

The tables below show the effect of the restatements:

Statement of cash flows

	2004		2005
	Previously reported	Restated	Previously reported	Restated
	(EUR in thousands)
Cash flows from Operating Activities:
Changes in assets and liabilities
Obligatory deposits with central bank	139,656	—	(793,615)	—
Cash flows provided by / (used in) operating activities from continuing operations	3,389,563	3,249,907	(2,581,925)	(1,788,310)
Cash flows from Investing Activities:
Obligatory deposits with central bank	—	139,656	—	(793,615)
Cash flows provided by / (used in) investing activities from continuing operations	(2,741,841)	(2,602,185)	(494,534)	(1,288,149)