Form 20-F
period 2007-12-31
NATIONAL BANK OF GREECE SA
filed 2008-05-27
CIK 1096061

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                                    to

Commission file number 001-14960

EQNIKH TRAPEZA THS ELLAΔOS A.E. (Exact name of Registrant as specified in its charter)
NATIONAL BANK OF GREECE S.A. (Translation of Registrant's Name into English)
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

None

Number of outstanding shares of each of the Registrant's classes of capital or common stock as at December 31, 2007, the close of the period covered by the annual report:

477,198,461 Ordinary shares of nominal value €5.00 per share

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

Yes ☒        No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒        Accelerated filer ☐        Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒        International Financial Reporting Standards as issued by the International Accounting Standards Board ☐        Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐        Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐        No ☒

INTRODUCTION

Information Regarding National Bank of Greece S.A. and the National Bank of Greece Group

        Historically, Greek law prohibited banks from engaging directly in financial service activities outside their traditional deposit and loan functions. Therefore, specialized financial institutions were established in Greece, each for the provision of a particular type of financial service. A Greek bank that sought to provide multiple financial services to its customers would establish several subsidiaries, each a specialized institution within the bank's integrated group of diverse financial services companies. As a consequence of this historical practice, the Greek financial services sector today is characterized by a group of specialized companies established around a principal bank. National Bank of Greece S.A. is such a principal bank, around which our consolidated subsidiaries are organized.

        All references in this annual report on Form 20-F (the "Annual Report") to the "Bank" or "NBG" are to National Bank of Greece S.A. without its subsidiaries. The Bank and its consolidated subsidiaries, collectively, are referred to in this Annual Report as the "NBG Group" or the "Group". All references in this Annual Report to "we", "us" or "our" are, as the context requires, to the Bank or to the NBG Group as a whole.

Currency and Financial Statement Presentation

        The NBG Group operates in many countries and earns money and makes payments in many different currencies. All references to "$", "U.S. dollars", "USD" or "US$" are to United States dollars and all references to "€", "EUR" or to "euro" are to the lawful currency of the member states of the European Union that have adopted the single currency in accordance with the Treaty Establishing the European Community, as amended by the Treaty on European Union and the Treaty of Amsterdam. All references to "BGN" are to Bulgarian leva, all references to "£" or "GBP" are to British pounds, all references to "CSD" are to Serbian dinars, all references to "CYP" are to Cyprus pounds, all references to "JPY" are to Japanese YEN, all references to "MKD" are to Macedonian dinars, all references to "RON" are to Romanian lei, all references to "TRY" are to Turkish new lira and all references to "ZAR" are to South African rand.

        Solely for convenience, this Annual Report contains translations of certain euro amounts into U.S. dollars at specified rates. These are simply convenience translations and you should not expect that a euro amount actually represents a stated U.S. dollar amount or that it could be converted into U.S. dollars at the rate suggested, or any other rate. In this Annual Report, the translations of euro amounts into U.S. dollars, where indicated, have been made at the noon buying rate for cable transfers of euro into U.S. dollars of US$1.00 = €0.6423, as reported by the Federal Reserve Bank of New York (the "Noon Buying Rate") on April 30, 2008. Similar convenience translations, such as translations of South African rand, Cyprus pounds, Macedonian dinars, Bulgarian leva, Romanian lei, Serbian dinar and Turkish new lira into U.S. dollars, where indicated, have been made at the respective rates of South African rand 7.5685 per US$1.00, Macedonian dinars 39.65 per US$1.00, Bulgarian leva 1.2586 per US$1.00, Romanian lei 2.3674 per US$1.00, Serbian dinars 51.9137 per US$1.00 and Turkish new lira 1.2889 per US$1.00. These are the respective Noon Buying Rates for the stated currencies on April 30, 2008.

        The table below sets out the highest and lowest exchange rate between the euro and the U.S. dollar, for each of the completed six months preceding the filing of this Annual Report:

	US$1.00= Euro
Month
	High	Low
November, 2007	0.6928	0.6729
December, 2007	0.6972	0.6776
January, 2008	0.6862	0.6722
February, 2008	0.6899	0.6585
March, 2008	0.6581	0.6327
April, 2008	0.6423	0.6246

        The following table sets forth the average exchange rates between the euro and the U.S. dollar for each of the five years ended December 31, 2003, 2004, 2005, 2006 and 2007 and for the current annual period through April 30, 2008. The following exchange rates have been calculated using the average of the Noon Buying Rates for euro on the last day of each month during each of the past five annual periods.

Annual Period	US$1.00= Euro
2003	0.8833
2004	0.8039
2005	0.8033
2006	0.7960
2007	0.7297
2008	0.6578

Special Note Regarding Forward-Looking Statements

        This Annual Report includes forward-looking statements. Such items in this Annual Report include, but are not limited to, statements under Item 3.D, "Risk Factors", Item 4.B, "Business Overview" and Item 5, "Operating and Financial Review and Prospects". Such statements can be generally identified by the use of terms such as "believes", "expects", "may", "will", "should", "would", "could", "plans", "anticipates" and comparable terms and the negatives of such terms. By their nature, forward-looking statements involve risk and uncertainty, and the factors described in the context of such forward-looking statements in this Annual Report could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about the Group, including, among other things:

  •
  Our ability to develop and expand our business;

  •
  Our ability to expand into new markets;

  •
  Our ability to profit from synergies from past and planned acquisitions;

  •
  Our ability to reduce costs;

  •
  Competition by other financial institutions in the countries where we operate;

  •
  Our ability to take advantage of new technologies;

  •
  The adequacy of our current provisions against problem loans, as well as future charges for non-performing loans;

  •
  Overall economic conditions in Greece;

  •
  The effects of the European Economic and Monetary Union;

  •
  Political and economic conditions in the countries outside Greece in which we operate, particularly in Turkey and in South Eastern Europe ("SEE");

  •
  Global economic conditions, such as the levels and liquidity of the global financial and other assets markets and the availability and cost of credit;

  •
  The effects of regulation (including tax regulations and capital adequacy requirements) in Greece and other jurisdictions where we operate;

  •
  Our ability to integrate new information technology systems into our operations and to use these new systems to enhance profitability;

  •
  The effects of litigation;

  •
  Capital spending and financial resources;

  •
  Our future revenues; and

  •
  Other factors described under Item 3.D, "Risk Factors".

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

ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3    KEY INFORMATION

A.    Selected Financial Data

        The following information as at, and for the years ended, December 31, 2003 through 2007 has been derived from the consolidated financial statements of the Group. These financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") and have been audited by our principal auditors. The selected financial and operating data should be read in conjunction with Item 5, "Operating and Financial Review and Prospects", in this Annual Report and with the Group's audited U.S. GAAP financial statements and the notes thereto as at December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007 (the "U.S. GAAP Financial Statements") included elsewhere in this Annual Report.

	Year ended December 31,
	2003(1) EUR	2004(1) EUR	2005(1) EUR	2006(1) EUR	2007 EUR	2007 USD
	(in thousands, except per share data)
CONSOLIDATED STATEMENT OF INCOME DATA
Continuing operations
Total interest income	1,995,487	2,074,616	2,390,388	3,502,774	5,606,240	8,728,382
Total interest expense	(777,138)	(661,907)	(837,121)	(1,402,419)	(2,619,884)	(4,078,910)

Net interest income	1,218,349	1,412,709	1,553,267	2,100,355	2,986,356	4,649,472
Allowance for loan losses	(139,061)	(201,234)	(225,013)	(261,603)	(190,755)	(296,987)
Net interest income after allowance for loan losses	1,079,288	1,211,475	1,328,254	1,838,752	2,795,601	4,352,485
Non-interest Income
Credit card fees	64,561	75,220	79,675	126,981	209,105	325,557
Service charges on deposit accounts	42,027	43,293	38,218	40,941	43,121	67,135
Other fees and commissions	324,158	336,438	369,730	457,269	626,485	975,378
Net trading profit/(loss)	107,780	5,451	5,933	6,369	(97,693)	(152,099)
Net realized gains/(losses) on sales of available-for-sale securities	(98,046)	16,305	119,523	116,872	129,816	202,111
Equity in earnings/(losses) of investees	21,748	3,822	36,823	26,890	159,536	248,382
Income from insurance operations	561,231	612,248	616,383	733,330	834,681	1,299,519
Other income	250,375	195,497	200,488	248,631	242,829	378,062

Total non-interest income	1,273,834	1,288,274	1,466,773	1,757,283	2,147,880	3,344,045

	Year ended December 31,
	2003(1) EUR	2004(1) EUR	2005(1) EUR	2006(1) EUR	2007 EUR	2007(2) USD
	(in thousands, except per share data)
Non-Interest Expense
Salaries and employee benefits and voluntary retirement schemes	798,444	956,871	893,368	1,037,474	1,420,092	2,210,949
Depreciation of premises and equipment	70,972	73,403	60,209	74,276	91,576	142,575
Amortization of intangible assets	28,855	31,774	23,898	24,404	48,235	75,097
Other than temporary impairment in available-for-sale securities	—	7,980	—	—	—	—
Impairment of goodwill	210,762	—	16,162	52,860	11,224	17,475
Minority Interest, net of tax	12,869	(13,629)	40,625	96,150	65,007	101,210
Insurance claims, reserves movements, commissions and reinsurance premia ceded	557,246	744,418	539,251	655,941	764,883	1,190,850
Summary other(3)	484,945	526,179	461,817	640,354	912,182	1,420,180

Total non-interest expense	2,164,093	2,326,996	2,035,330	2,581,459	3,313,199	5,158,336

Income from continuing operations before income tax expense	189,029	172,753	759,697	1,014,576	1,630,282	2,538,194
Discontinued operations
Income from discontinued operations before income tax expense	44,443	51,878	46,773	69,326	—	—
Net income	127,496	210,270	555,194	858,064	1,318,791	2,053,232
Net income per share from continuing operations
Basic(4) EPS—Income from continuing operations	0.28	0.50	1.44	1.83	2.67	4.16
Basic(4) EPS—Net income	0.36	0.59	1.52	1.97	2.67	4.16
Diluted(4) EPS—Income from continuing operations	0.28	0.50	1.44	1.83	2.66	4.15
Diluted(4) EPS—Net income	0.36	0.59	1.52	1.97	2.66	4.15
Cash dividends declared per share(5)	0.45	0.65	0.60	1.00	1.00	1.56

        The number of shares as adjusted to reflect changes in capital is presented in the following table:

	Weighted average number of shares outstanding Year ended December 31,
	2003	2004	2005	2006	2007
As reported in previous years	317,317,496	318,324,795	323,803,543	417,341,186	—
As restated based on the share capital increase with pre-emptive rights in 2006 and stock dividends of 2007	357,934,736	359,010,442	364,861,258	436,409,024	493,960,801

(1)
Certain amounts in prior periods have been reclassified to conform to the current presentation and to reflect the disposal of Atlantic Bank of New York and NBG Canada. See Note 19 to the U.S. GAAP Financial Statements included in this Annual Report.

(2)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = €0.6423 on April 30, 2008. For information regarding the historical rates of exchange between the euro and the U.S. dollar, refer to "Introduction—Currency and Financial Statement Presentation" in this Annual Report.

(3)
"Summary other" comprises (i) occupancy expenses, (ii) equipment expenses, and (iii) other non-interest expenses.

(4)
The weighted average number of common shares takes into account the capitalization of reserves in May 2003 and May 2004, the merger of the Bank with National Investment Co. in December 2005, the merger of the Bank with National Real Estate S.A. in April 2006, the rights issue of four new shares for every ten shares in June 2006 and the share capital increases due to the exercise of stock options in January 2007 and 2008.

(5)
The cash dividends declared per share information reflects dividends declared and paid in the year indicated in respect of net profits of the previous completed financial year, in accordance with the Bank's dividend policy. See Item 3.A, "Selected Financial Data—Dividends".

	Year ended December 31,
	2003(1) EUR	2004(1) EUR	2005(1) EUR	2006(1) EUR	2007 EUR	2007(2) USD
	(in thousands)
CONSOLIDATED BALANCE SHEET DATA
ASSETS
Cash and due from banks	789,920	703,408	1,510,972	1,863,974	4,226,768	6,580,676
Deposits with central bank	530,424	390,768	1,184,383	2,110,191	2,372,145	3,693,204
Securities purchased under agreements to resell	3,458,270	3,784,470	2,495,733	2,398,097	1,415,688	2,204,092
Interest bearing deposits with banks	5,068,936	4,859,268	1,322,015	2,272,043	1,777,422	2,767,277
Money market investments	92,955	150,023	179,073	367,653	254,034	395,507
Trading assets (includes EUR 1,436,025 thousand and EUR 1,899,623 thousand in 2006 and 2007, respectively, pledged as collateral)	13,788,871	10,555,535	8,558,662	7,374,207	6,678,634	10,397,998
Financial instruments marked to market through the profit and loss	—	—	5,104,757	5,307,946	5,692,692	8,862,980
Securities:
Available-for-sale securities, at fair value (includes EUR 1,022,643 thousand and EUR 1,239,729 thousand in 2006 and 2007 respectively, pledged as collateral)	5,514,615	3,548,381	2,627,876	4,155,066	4,550,227	7,084,271
Loans	22,933,040	27,175,405	30,674,173	43,756,843	55,560,492	86,502,401
Less: Allowance for loan losses	(1,047,493)	(1,115,212)	(1,092,545)	(1,224,757)	(1,132,952)	(1,763,898)

Net loans	21,885,547	26,060,193	29,581,628	42,532,086	54,427,540	84,738,503
Assets classified as held for sale(3)	—	—	2,754,517	—	72,197	112,404
Summary other assets(4)	4,198,361	4,600,734	4,687,883	7,332,475	9,493,301	14,780,166

Total assets	55,327,899	54,652,780	60,007,499	75,713,738	90,960,648	141,617,078

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	42,049,749	40,244,087	45,251,437	55,886,085	66,872,882	104,114,716
Securities sold under agreements to repurchase	6,078,897	6,664,782	2,726,817	3,037,503	3,509,525	5,463,997
Long-term debt	1,171,467	1,648,247	2,151,942	4,445,565	5,425,319	8,446,706
Liabilities classified as held for sale(5)	—	—	2,255,132	—	11,468	17,855
Summary other liabilities(6)	4,637,331	4,519,106	5,248,723	6,706,028	8,222,424	12,801,532

Total liabilities	53,937,444	53,076,222	57,634,051	70,075,181	84,041,618	130,844,806
SHAREHOLDERS' EQUITY
Common stock	1,147,761	1,492,090	1,615,675	2,376,436	2,385,992	3,714,763
Additional paid-in capital	379,450	19,975	139,892	2,413,066	2,488,919	3,875,010
Accumulated other comprehensive income/(loss)	(2,908)	15,192	2,322	(48,735)	271,060	422,015
Treasury stock, at cost (882,560 and 502,500 shares at 2006 and 2007, respectively)	(348,790)	(210,128)	(1,104)	(26,826)	(21,601)	(33,631)
Accumulated surplus	214,942	259,429	616,663	924,616	1,794,660	2,794,115

Total shareholders' equity	1,390,455	1,576,558	2,373,448	5,638,557	6,919,030	10,772,272

Total liabilities and shareholders' equity	55,327,899	54,652,780	60,007,499	75,713,738	90,960,648	141,617,078

(1)
Certain amounts in prior periods have been reclassified to conform to the current presentation and to reflect the disposal of Atlantic Bank of New York and NBG Canada. See Note 19 to the U.S. GAAP Financial Statements included in this Annual Report.

(2)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = €0.6423 on April 30, 2008. For information regarding the historical rates of exchange between the euro and the U.S. dollar, refer to "Introduction—Currency and Financial Statement Presentation" in this Annual Report.

(3)
"Assets classified as held for sale" comprise assets of NBG Canada and Atlantic Bank of New York which were disposed in February 2006 and April 2006, respectively. For 2007 "Assets classified as held for sale" comprise assets of the warehouse section of the Group from the point it took the binding decision to dispose of the warehouse section.

(4)
"Summary other assets" comprises (i) equity method investments, (ii) goodwill, (iii) software and other intangibles, net, (iv) premises and equipment, net, (v) accrued interest receivable, (vi) derivative assets, and (vii) other assets.

(5)
"Liabilities classified as held for sale" comprise liabilities of NBG Canada and Atlantic Bank of New York which were disposed in February 2006 and April 2006, respectively. For 2007 they comprise liabilities of the warehouse section of the Group, from the point it took the binding decision to dispose of the warehouse section.

(6)
"Summary other liabilities" comprises (i) other borrowed funds, (ii) acceptances outstanding, (iii) accounts payable, accrued expenses and other liabilities, (iv) insurance reserves, (v) derivative liabilities and (vi) minority interests.

SELECTED FINANCIAL RATIOS

	Year ended December 31,
	2003	2004	2005	2006	2007
	(%)
Return on assets(1)	0.19	0.32	0.89	1.16	1.58
Return on equity(2)	7.66	12.05	26.68	19.97	21.00
Average equity to average assets(3)	2.46	2.66	3.33	5.81	7.54

(1)
Calculated by dividing net income by average total assets as shown in Item 4.E , "Selected Statistical Data—Average Balances and Interest Rates".

(2)
Calculated by dividing net income by average total equity. Average total equity is equal to the arithmetical average of total equity at the beginning and at the end of the period, these being the only dates for which the Group has calculated net equity according to U.S. GAAP.

(3)
Calculated by dividing average total equity by average total assets as shown in Item 4.E, "Selected Statistical Data—Average Balances and Interest Rates".

        For exchange rate information, see "Introduction—Currency and Financial Statement Presentation".

Dividends

        Under Greek law, the Bank can pay dividends out of:

  •
  Distributable profits for the year, comprising profits net of tax, losses carried forward, and prior years' tax audit differences; and

  •
  Retained earnings, special reserves or ordinary reserves to the extent they exceed the amount required to be maintained by law.

        Before paying dividends, the Bank, in accordance with our Articles of Association and Greek corporate law (codified law 2190/20), must allocate a minimum of 5% (up to a maximum of 20%) of the Bank's net profits to an ordinary reserve until this reserve equals at least half of the Bank's share capital. Under the Bank's Articles of Association and Greek corporate law, and subject to the limitations described above and below, each year the Bank is required to pay in cash a minimum dividend out of the net profits for the year, if any, equal to 35% of the net profits of the Bank on a standalone basis for the year (after the deduction of statutory reserves and any profits resulting from the sale of equity participations that represent at least 20% of the paid-up share capital of a subsidiary company in which the Bank has held an equity participation for at least ten years). According to Greek law 3460/2006, unrealized profits from marking securities to market will be deducted from net profits in order to determine the minimum dividend. A majority of the Bank's shareholders representing at least 65% of the paid-up share capital may vote to waive this cash dividend. The remaining undistributed dividend must then be transferred to a special reserve which, within four years following the Bank's general meeting of shareholders (the "General Meeting of Shareholders"), must be distributed in the form of a stock dividend. However, a majority representing 70% of the Bank's paid-up capital may vote to waive the distribution of either cash or stock dividend or both.

        Calculation of all such amounts is based on the financial statements of the Bank prepared in accordance with IFRS.

        Any distribution of distributable profits in excess of the required dividend payments described above must be approved by a General Meeting of Shareholders, with ordinary quorum and majority voting requirements, following a proposal of the Bank's board of directors (which we refer to in this Annual Report as the "Board of Directors" or the "Board"). No distribution can be effected if, on the closing date of the last financial year, the total shareholders' equity is, or will become after that distribution, lower than the total of the Bank's share capital and the reserves, the distribution of which is prohibited by Greek law or the Bank's Articles of Association. In any event, dividends may not exceed net profits for the last financial year, as increased by distributable reserves, the distribution of which is permitted as resolved at the General Meeting of Shareholders, and profits carried forward from previous years, and as decreased by any loss in the previous financial year and any compulsory reserves required by law or the Bank's Articles of Association.

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

        On May 18, 2004, at the Bank's General Meeting of Shareholders, the Bank's shareholders approved the distribution of a cash dividend in the amount of €0.65 per share with respect to the year ended December 31, 2003. On May 17, 2005, at the Bank's General Meeting of Shareholders, the Bank's shareholders approved the distribution of a cash dividend in the amount of €0.60 per share with respect to the year ended December 31, 2004. On April 27, 2006, at the Bank's General Meeting of Shareholders, the Bank's shareholders approved the distribution of a cash dividend in the amount of €1.00 per share with respect to the year ended December 31, 2005. On May 25, 2007 at the Bank's General Meeting of Shareholders, the Bank's shareholders approved the distribution of a cash dividend in the amount of €1.00 per share with respect to the year ended December 31, 2006. On April 17, 2008, the Bank's General Meeting of Shareholders approved the distribution of a dividend in the amount of €1.40 per share with respect to the year ended December 31, 2007. All shareholders received €0.40 in cash. The remaining €1.00 was received in the form of shares at a rate of 4 to 100 as approved at the Bank's repeat General Meeting of Shareholders on May 15, 2008. Following the decision of distributing €1.00 as scrip dividend and this share capital increase, common stock increased by €95,339 thousand and the accumulated surplus decreased by €103,430 thousand, while share capital amounts to €2,481,331 thousand divided to 496,266,299 shares with a nominal value of €5.00 each.

        The following table sets forth the actual dividends declared by the Bank for the corresponding periods and the dividends as a percentage of previous year's net income, based on IFRS net income. For financial years up to and including the year ended December 31, 2004, dividends declared by the

Bank in the following year are based on Greek GAAP, whereas for the financial years ended December 31, 2005 and onwards, dividends are based on IFRS.

Year Ended December 31,	Amount of dividends per share, in EUR	Amount of dividends per share, in US$(1)	Number of shares entitled to dividend	% of previous year's net income distributed
2004	0.65	1.01	255,050,388	40.6
2005	0.60	0.93	330,118,200	48.2
2006	1.00	1.56	339,234,412	44.4
2007	1.00	1.56	475,287,219	44.6
2008 (through May 15, 2008)	1.40	2.18	476,695,961	43.3

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = €0.6423 on April 30, 2008.

        The Bank currently expects to continue to pay dividends in accordance with the formula described above, subject to the financial condition of the Bank, the funding needs of our investment program and other relevant considerations.

        Normally, dividends are declared and paid in the year subsequent to the reporting period. Up to and including the fiscal year ended December 31, 2005, dividends were accounted for once declared. Beginning in 2006, the Group changed its policy and now records a liability related to the mandatory minimum dividend payment computed as 35% of the net profits for the year less unrealized gains. The mandatory minimum dividend liability recognized in 2007 amounts to €182,587 thousand.

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

        For the financial year ended December 31, 2007, approximately 60.4% of our total income from continuing operations, and as of December 31, 2007, 67.1% of our gross loans were derived from our operations in Greece. As a result, the state of the Greek economy significantly affects our financial performance as well as the market price and liquidity of the Bank's shares. To an increasing extent, our performance is affected by the economic conditions and levels of economic activity in other countries in which we operate, especially Turkey, from which 24.9% of our total income and 17.9% of our gross loan portfolio were derived in 2007, and SEE countries from which 9.0% of our total income and 11.5% of our gross loan portfolio were derived in 2007. Consequently, an economic slowdown, a deterioration of conditions in Greece or other adverse changes affecting the Greek economy or the economies of other countries in which we operate, could result in, among other things, higher rates of credit defaults on loans or declines in new borrowing, which could adversely impact our business, financial condition, cash flows and results of operations. Moreover, the political environment both in Greece and in other countries in which we operate may be adversely affected by events outside our control, such as changes in government policies, EU Directives in the banking sector and other areas, political instability or military action affecting Europe and/or other areas abroad and taxation and other political, economic or social developments in or affecting Greece and the countries in which we operate or may plan to expand. Finally, global economic conditions such as the level and liquidity of the global financial and other assets markets, investor sentiment and the availability and cost of credit may adversely affect our business, results of operations or financial condition.

Operating in Turkey carries specific macroeconomic and political risks.

        As a result of our acquisition of Finansbank A.S. ("Finansbank") in August 2006, we are subject to operating risks in Turkey, including the following:

  •
  Turkey is a parliamentary democracy, and, although stable, is not free from political uncertainty. Political risk has significantly increased since early March 2008, when the Chief Prosecutor of the High Court of Appeals filed a case against the governing party, the Justice and Development Party ("AKP"), in the Constitutional Court. The Chief Prosecutor has demanded the disbandment of AKP and a five-year ban from involvement in politics for 71 senior AKP leaders, on the grounds that the AKP has become "a focus of anti-secular activities". The political uncertainty is likely to remain high throughout the case, which may last up to three years.

  •
  Political instability in the Middle East and military operations in neighboring Iraq have increased the political and economic risks in the region. These risks may have an impact on the Turkish economy and our operations there.

  •
  Turkey has many characteristics of a developing economy. Over the past two decades, the Turkish economy has undergone a transformation from a highly protected and regulated system to a more free market economy. The Turkish economy has, in general, responded well to this transformation, showing an overall pattern of growth from 1992 to 2007. However, the Turkish economy has experienced a succession of financial crises, including in 2000 and 2001, as well as macroeconomic imbalances, including substantial budget deficits, significant balance of payments deficits, high inflation rates and high real interest rates. In addition, Turkey has experienced hyperinflation until recently. There can be no assurance that Turkey will not face more financial crises, which could have a negative impact on Finansbank's operations.

  •
  Historically, the Turkish currency has been subject to significant volatility against the euro and other currencies. For example, the Turkish lira depreciated by 17.0% against the euro and by 12.6% against the U.S. dollar in the first quarter of 2008. From our acquisition of Finansbank on August 18, 2006 to March 31, 2008 the Turkish lira has depreciated by 10.3% against the euro but has appreciated by 8.8% against the U.S. dollar. These fluctuations could have a negative impact on the value of our investment in Finansbank and on our overall profitability.

  •
  Relations between Greece and Turkey have gone through periods of tension. Finansbank may be adversely affected by negative perceptions of Greece that may be held by certain of Finansbank's customers. A significant loss of customers could have a material adverse effect on the development of our business in Turkey and on our overall profitability.

  •
  We believe the general level of macroeconomic and political risk to be higher in Turkey than in other countries whose economies and banking markets are more developed and that are already members of the EU. While we believe there is potential for substantial growth in the Turkish banking market, there is no guarantee that such growth will occur or that Finansbank will be able to benefit from that growth. Adverse macroeconomic and political events, which limit economic growth in Turkey or restrict the growth of the banking market, would adversely affect Finansbank's business and could adversely affect the Bank's business, results of operations or financial condition.

We conduct significant international activities and are expanding in emerging markets.

        Apart from our operations in Greece and Turkey, we have built up substantial operations in Bulgaria, Romania, the Former Yugoslav Republic of Macedonia ("FYROM"), Serbia and other developing economies. Our international operations are exposed to the risk of adverse political, governmental or economic developments in the countries in which we operate. In addition, most of the countries outside Greece in which we operate are emerging markets where we face particular operating risks. These factors could have a material adverse effect on our business, financial condition and results of operations. Our international operations also expose us to foreign currency risk. A decline in the value of the currencies in which our international subsidiaries receive their income or hold their assets relative to the value of the euro may have an adverse effect on our financial condition and results of operations.

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

        Interest rates are highly sensitive to many factors beyond our control, including monetary policies and domestic and international economic and political conditions. As with any bank, changes in market interest rates could affect the interest rates we charge on our interest-earning assets differently than the interest rates we pay on our interest-bearing liabilities. This difference could reduce our net interest income. Since the majority of our loan portfolio effectively reprices in five years or less, rising interest rates may also result in an increase in our allowance for loan losses if customers cannot refinance in a higher interest-rate environment. Further, an increase in interest rates may reduce the demand for loans and our ability to originate loans. Conversely, a decrease in the general level of interest rates may adversely affect us through, among other things, increased pre-payments on our loan and mortgage portfolio and increased competition for deposits. Likewise, a decrease in interest rates may affect our ability to issue mortgage-backed securities, securitize parts of our balance sheet or otherwise issue debt securities.

Our lending margins may decline.

        The Greek banking industry has historically enjoyed high loan margins compared to other EU member states. However, as Greece's economy converges with those of other countries in the European Union, margins have been declining. Such a decline has been accentuated by the recent increase in time deposits, which have interest rates closer to EURIBOR/LIBOR than those of sight deposits. In addition, the adoption of rules for the enhancement of transparency in the financial services market by the Bank of Greece and recent court judgments on consumer protection are expected to result in lower margins with respect to consumer loans and credits for banks operating in Greece. A further decline in lending margins would have a negative impact on our results from operations.

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

Changes in the competitive environment in Turkey may adversely affect Finansbank's business.

        Increased competition from existing competitors or from new entrants to the Turkish market could limit Finansbank's ability to grow or to maintain its market share and could cause downward pressure on margins, which could adversely affect the Group's ability to meet its strategic objectives in Turkey. At the same time, convergence with the economies of existing EU member states could result in decreasing interest rate levels in Turkey, which could lead to a decline in Finansbank's interest margins.

Our ability to reduce staff in Greece is limited.

        Part of our strategy is to increase profitability by making our operations more efficient. Our ability to realize one component of this, reducing staff, is limited by Greek labor laws, our company collective agreement, current employment regulation and our desire to maintain good relations with our employees. As a result, we will continue to depend on voluntary redundancies and attrition to achieve staff reductions. We will continue to assess whether we will be able to reduce our staff. However, we may not always be successful in achieving such reductions.

The loss of senior management may adversely affect our ability to implement our strategy.

        Our current senior management team includes a number of executives that we believe contribute significant experience and expertise to our management in the banking sectors in which we operate. The continued success of our business and our ability to execute our business strategy will depend, in large part, on the efforts of our senior management. If a substantial portion of our senior management leaves us, our business may be materially adversely affected.

We may be unable to recruit or retain experienced and/or qualified personnel.

        Our growth depends, in part, on our ability to continue to attract, retain and motivate qualified and experienced banking and management personnel. Competition in the Greek and other SEE banking industries for personnel with relevant expertise is intense, due to the relatively limited availability of qualified individuals. To recruit qualified and experienced employees and to minimize the possibility of their departure, we provide compensation packages consistent with evolving standards in the relevant labor markets. See Item 6.B, "Directors, Senior Management and Employees—Compensation". However, inability to recruit and retain qualified and experienced personnel in Greece and SEE, or manage our current personnel successfully, could have a material adverse effect on our business, financial condition, results of operations or prospects.

We could be exposed to significant future pension and post-retirement benefit liabilities.

        In common with other large companies in Greece that are, or were, in the public sector, the employees of the Bank and certain of our subsidiaries participate in employee-managed pension schemes. The Bank and certain of our subsidiaries make significant contributions to these schemes. In addition, the Bank and several of our subsidiaries offer other post-retirement benefit plans, including medical benefit plans. Our consolidated net liability under these plans as at December 31, 2007 was €230.2 million, determined by reference to a number of critical assumptions that are subject to potential variation. Such variation may cause us to incur significantly increased liability in respect of these obligations. For more information on our current obligations under pension plans and the assumptions by reference of which they are determined, please refer to Note 38 to the U.S. GAAP financial statements for the year ended December 31, 2007, included in this Annual Report.

        Following legislation passed in April 2008, the Bank's main pension plan and the main pension branch of Ethniki Hellenic General Insurance S.A.'s ("EH") post retirement and health plan will be incorporated into the main pension branch of the state-sponsored social security fund IKA–ETAM as of August 1, 2008. Pursuant to this legislation, which must be enacted by Ministerial Decree in order to come into force, the Bank will contribute €25.5 million into IKA–ETAM per year for 15 years starting from December 2009. Although the Bank has contested these payments as unfair compared to those imposed to other banks and has reserved all legal rights, it may be unsuccessful in these efforts.

        In addition, in 2005 and 2006, the Hellenic Republic passed legislation permitting bank employee auxiliary pension schemes to merge with the new Insurance Fund of Bank Employees ("ETAT"). The relevant legislation provides that, in connection with the merger of auxiliary schemes with ETAT, the relevant employer shall make a payment to ETAT solely in an amount to be determined by an independent financial report commissioned by the Ministry of Finance pursuant to this legislation. Subsequently, in April 2006 the Bank applied under Law 3371/2005, as amended, to merge its Auxiliary Pension Fund into ETAT. It is possible that we may have a future requirement to make a significant cash payment to ETAT in connection with the merger of the Bank's employee pension schemes with ETAT.

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

        Most of our employees belong to a union and the Greek banking industry has been subject to strikes, mainly over the issues of pensions and wages. Bank employees throughout Greece went on strike for three days in 2007 and nine days in 2008 (up to May 15, 2008), mainly on the grounds of pension reforms proposed by the Greek Government in March 2008. Prolonged labor unrest could have a material adverse effect on the Bank's operations in Greece.

Non-performing loans have had a negative impact on our operations and may continue to do so.

        Non-performing loans represented approximately 3.0% of our total loan portfolio as at December 31, 2007. As a result of certain tax and legal considerations, non-performing loans generally remain on our balance sheet significantly longer than for other banks in the EU. See Item 4.E, "Business Overview—Selected Statistical Data—The Group's Treatment of Non-Performing Loans".

        Our current credit approval and monitoring procedures focus on the borrower's cash flow and ability to repay in an effort to improve the quality of our loan assets and mitigate future allowances for loan losses. However, we cannot assure you that these credit approval and monitoring procedures will reduce the amount of provisions for loans that become non-performing in the future. Future provisions for non-performing loans could have a materially adverse effect on our operating results. In addition, a downturn in the global economy would potentially result in a higher proportion of non-performing loans.

We are exposed to credit risk, market risk, liquidity risk, operational risk and insurance risk.

        As a result of our activities, we are exposed to a variety of risks, among the most significant of which are credit risk, market risk, liquidity risk, operational risk and insurance risk. Failure to control these could result in material adverse effects on our financial performance and reputation.

  •
  Credit Risk.  Credit risk is the risk of financial loss relating to the failure of a borrower to honor its contractual obligations. Credit risk arises in lending activities and also in various other activities where we are exposed to the risk of counterparty default, such as our trading, capital markets and settlement activities. Counterparty default can be caused by a number of reasons, which we may not be able to accurately assess at the time we undertake the relevant activity. The database that monitors defaulting customers across the banking system in Greece ("Teiresias") does not monitor aggregate amounts of non-defaulted loans outstanding to a debtor. Consequently, the Bank is subject to the risk that its customers may have borrowed unsustainably large amounts from other banks. While Teiresias is in the process of setting up a database for non-defaulted loans, this database is incomplete, and we cannot assure you if and when a reliable database of non-defaulted loans will be available to us.

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

  •
  Liquidity Risk.  The inability of any bank, including us, to anticipate and provide for unforeseen decreases or changes in funding sources could have consequences on such bank's ability to meet its obligations when they fall due.

  •
  Operational Risk.  Operational risk corresponds to the risk of loss due to inadequate or failed internal processes, or due to external events, whether deliberate, accidental or natural occurrences. Internal events include, but are not limited to, fraud by employees, clerical and record-keeping errors and information systems malfunctions or manipulations. External events include floods, fires, earthquakes or terrorist attacks, fraud by outsiders and equipment failures. Finally, the NBG Group may also fail to comply with regulatory requirements or conduct of business rules.

  •
  Insurance Risk.  Insurance risk is the risk to earnings due to mismatches between expected and actual claims. Depending on the insurance product, this risk is influenced by macroeconomic changes, changes in customer behavior, changes in public health, pandemics and catastrophic events (earthquake, industrial disaster, terrorism, etc.).

Deteriorating asset valuations resulting from poor market conditions may adversely affect our future earnings.

        In recent years, Greece and the SEE have experienced rapid expansion in the retail and residential mortgage credit markets. An economic slowdown or increase in real interest rates in these countries could result in an increase in non-performing loans and significant changes in the fair values of our exposures. Severe market events, as exemplified by recent events affecting asset-backed CDO's, the US sub-prime residential mortgage market and leveraged finance, are difficult to foresee and, if they occur in markets in which we operate, could result in us incurring significant losses. Moreover, an increase in market volatility or adverse changes in the liquidity of our assets could impair our ability to value certain of our assets and exposures. Valuations in future periods, reflecting then-prevailing market conditions, may result in significant changes in the fair values of these assets and exposures. In addition, the value ultimately realized by us will depend on the fair value as determined at that time and may be materially different from the current or estimated fair value. Any of these factors could require us to recognize write-downs or realize impairment charges, any of which may adversely affect our financial condition and results of operations.

We may incur significant losses on our trading and investment activities due to market fluctuations and volatility.

        We maintain trading and investment positions in debt, currency, equity and other markets. These positions could be adversely affected by volatility in financial and other markets, creating a risk of substantial losses. Volatility can also lead to losses relating to a broad range of other trading and hedging products we use, including swaps, futures, options and structured products. For further information on market risk exposures in those portfolios, you should refer to Item 11, "Quantitative and Qualitative Disclosures about Market Risk".

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

        We rely on communications and information systems provided by third parties to conduct our business. Any failure or interruption or breach in security of these systems could result in failures or interruptions in our customer relationship management, general ledger, deposit, and servicing and/or loan organization systems. We cannot provide assurances that such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures or interruptions could result in a loss of customer data and an inability to service our customers, which could have a material adverse effect on our reputation, financial condition and results of operations.

State-related entities may have an important influence on the Bank.

        Although the Hellenic Republic does not directly own any of our shares, it may exercise a degree of indirect influence on us, through certain state-related entities (primarily pension funds, most of whose boards of directors are appointed by the Hellenic Republic), which on April 30, 2008, owned shares representing approximately 16.6% of our issued share capital. See Item 7.A, "Major Shareholders and Related Party Transactions—Major Shareholders—State Interests".

        Our Articles of Association do not provide any special voting rights to any class of shares or shareholders and there is no law in Greece that gives control over the Bank to the Hellenic Republic. However, if there is not a full voting participation by all of our shareholders at a given shareholders' meeting, these state-related entities, despite holding a minority of our total shares, may have a voting majority at such meeting. For instance, this could allow them to influence the election of members of our Board of Directors.

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

Risks Relating to Our Industry

Regulation of the banking industry is changing.

        Regulation of the banking industry in Greece has changed in recent years pursuant to changes in Greek law, largely to comply with applicable EU Directives. In August 2007, the EU Directives regarding the adoption of the new Basel Capital Accord ("Basel II") were incorporated into Greek law relating to the business of credit institutions and to the capital adequacy of investment firms and credit institutions. Following this, on August 20, 2007, the Bank of Greece issued ten Governor's Acts specifying the details for the implementation of Basel II, which took effect from January 1, 2008. We cannot predict what regulatory changes may be imposed in the future, either as a result of regulatory initiatives in the European Union, by the Bank of Greece or by U.S. securities regulators.

        The banking regulations in Turkey are evolving parallel to the global changes and international regulatory environment. Even though no official statements have been made, we expect the local regulations regarding Basel II to be published within 2008; requiring banks to be Basel II standardized approach-compliant by the beginning of 2009. Adopting the Basel II standardized approach will decrease the capital requirement for the retail loans; whereas corporate and commercial loans will be adversely affected. We cannot predict the timing for the advanced methods of Basel II; however we have already started working on developing and implementing the models required for advanced approaches. If we are required to make additional significant provisions or increase our reserves, as may result from potential regulatory changes, this could adversely affect our financial condition or results of operations.

Risks Relating to the Markets

Exchange rate fluctuations could have a significant impact on the value of our shares.

        The market price of our shares traded on the Athens Exchange ("ATHEX") is denominated in euro. Fluctuations in the exchange rate between the euro and other currencies may affect the value of the Bank's shares in the local currency of investors in the United States and other countries that have not adopted the euro as their currency. Additionally, cash dividends on our shares are paid in euro and, therefore, are subject to exchange rate fluctuations when converted to an investor's local currency, including U.S. dollars.

The ATHEX is less liquid than other major exchanges.

        The principal trading market for our shares is the ATHEX. The ATHEX is less liquid than major stock markets in Western Europe and the United States. As a result, shareholders may have difficulty assessing the past performance of the shares based on our prior trading record on the ATHEX. In 2007, the average daily trading value on the ATHEX was approximately €482 million, while in the first three months of 2008 it was approximately €442 million. In comparison, the average daily trading value on the London Stock Exchange was approximately €29,705 million in 2007 and approximately €20,259 million in the first three months of 2008.

        As at December 31, 2007, the aggregate market value of all shares listed on the ATHEX was approximately €195 billion. The market value of our shares listed on the ATHEX on that date was €20.7 billion, representing approximately 10.6% of the capitalization of all companies listed on the ATHEX. We cannot make assurances about the future liquidity of the market for our shares.

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

  •
  Potential or actual sales of large amounts of the Bank's shares into the market;

  •
  Our competitors' positions in the market;

  •
  Changes in financial estimates by securities analysts;

  •
  Conditions and trends in the banking sector in Greece and elsewhere in Europe; and

  •
  The general state of the securities markets (with particular emphasis on the Greek, SEE and financial services sectors).

The exercise of pre-emptive rights may not be available to U.S. holders of the shares and ADRs.

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

        U.S. holders of the shares and ADRs may not be able to receive (and trade) or exercise pre-emptive rights for any such offering of shares unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement with respect to any future offering will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling U.S. holders of ordinary shares and ADRs to exercise their pre-emptive rights and any other factors we may consider appropriate at the time.

        If U.S. holders of the shares and ADRs are not able to receive (and trade) or exercise pre-emptive rights granted in respect of their shares in any rights offering by us then they might not receive the economic benefit of such rights. In addition, their proportional ownership interests in the Bank will be diluted.

ITEM 4    INFORMATION ON THE COMPANY

A.    History and Development of the Company

        National Bank of Greece S.A. was founded in 1841 and incorporated as a société anonyme pursuant to Greek law as published in the Greek Government Gazette number six on March 30, 1841. Our current corporate form will expire on February 27, 2053, but may be further extended by a resolution of the General Meeting of Shareholders. The Bank's headquarters and our registered office are located at 86 Eolou Street, 10232 Athens, Greece. The telephone number of the Bank is (+30) 210 334 1000. The Bank's agent for service in the United States is Corporation Service Company, 1133 Avenue of the Americas, Suite 3100, New York, NY 10036.

        The Bank has operated a commercial banking business for 167 years. During that time, our business has expanded to become a large, diversified financial services group that today comprises the NBG Group. As part of our diversification, the Bank founded the Ethniki Hellenic General Insurance S.A. in 1891 and the National Mortgage Bank of Greece S.A. ("NMB") in 1927. Until the establishment of the Bank of Greece as the central bank of Greece in 1928, the Bank, in addition to commercial banking activities, was responsible for issuing currency in Greece. The Bank expanded its business further when, in 1953, it merged with Bank of Athens S.A. On October 2, 1998, the Bank merged into NMB to enhance revenue generation, realize cost-saving efficiencies and provide more integrated mortgage lending services to the Bank's customers. In December 2002, the Bank fully acquired and integrated the operations of the National Bank for Investment and Industrial Development ("ETEBA"), an investment bank that was a majority-owned subsidiary of the Bank. As part of our ongoing effort to improve our portfolio structure and effectively respond to changes in the domestic and international markets, in December 2005 the Bank fully acquired and integrated the operations of our securities portfolio management subsidiary, the National Investment Company S.A.

        The Bank's efforts to integrate further our operations and enhance our overall structure also led to the full acquisition and integration on March 31, 2006, of our subsidiary National Real Estate S.A. ("National Real Estate"). We also merged National Management & Organization Co. ("Ethnokarta") into the Bank effective as at March 31, 2007, as well as merged the Bank's warehousing section into our wholly-owned subsidiary, Pronomiouhos S.A. Genikon Apothikon Hellados, effective upon approval by the General Meeting of Shareholders of the Bank on May 25, 2007.

        The Bank intends to expand through organic growth, and to continue to evaluate acquisition, joint venture and partnership opportunities as they arise. In keeping with this strategy, we have expanded our presence in SEE. In October 2003, we acquired Banca Romaneasca in Romania, and in 2005 we acquired Eurial, a Romanian automobile leasing company, as well as Alpha Romania Insurance, which we acquired from another Greek bank. These acquisitions followed on the expansion of our banking activities through the acquisitions of Stopanska Banka AD–Skopje in FYROM and 89.9% of the share capital of United Bulgarian Bank AD–Sofia (UBB) in Bulgaria in 2000.

        In February 2006 we disposed of our subsidiary NBG Canada, and in April 2006 we disposed of our subsidiary Atlantic Bank of New York, in line with our strategy to divert from mature markets and focus on emerging markets.

        In 2006 we undertook our largest international acquisition to date. On August 18, 2006, we acquired 46% of the ordinary shares and 100% of the founder shares in Finansbank, a commercial and retail bank in Turkey, from Fiba Holding A.S. ("Fiba Holding"), Fina Holding A.S. ("Fina Holding"), Girisim Factoring A.S. ("Girisim Factoring") and Fiba Factoring Hizmetleri A.S. ("Fiba Factoring") (together, the "Fiba Sellers") for a consideration of US$2,323 million and US$451 million, respectively. As at December 31, 2007, Finansbank was the fifth largest privately owned bank in Turkey in terms of total assets. In order to finance our acquisition of Finansbank, we increased our share capital through a rights issue in July 2006 by payment in cash with preemptive rights to our existing shareholders at a ratio of four new shares for every ten shares. Fiba Sellers retained a residual stake of 9.68% in the ordinary share capital of Finansbank, which is subject to certain put and call agreements, as provided for in the shareholders' agreement between the Bank and Fiba Sellers, exercisable for a two-year period commencing on August 18, 2008, at a multiple of between 2.5 and 3.5 times the book value of Finansbank's ordinary shares, subject to certain performance criteria. Fiba Sellers also agreed and undertook to attend any general meetings of Finansbank and to vote such number of shares they then own as is equal to the difference between 50.01% of the ordinary shares and the total number of ordinary shares then owned by the Bank in accordance with the instructions and directions of the Bank. Based on that, it was deemed that the Bank obtained a controlling interest on August 18, 2006 and as such this acquisition was within the scope of FAS 141 Business Combinations. As a result of Turkish Capital Markets legislation, NBG made a mandatory offer to the minority shareholders of Finansbank. During the mandatory tender offer period between January 8 and January 29, 2007, the Bank acquired a further 43.44% of Finansbank's outstanding ordinary shares, for a consideration of €1,733 million, through the Istanbul Stock Exchange ("ISE"). On April 5, 2007, we sold 5% of Finansbank's share capital to the International Finance Corporation ("IFC"). This stake is subject to certain put and call agreements, as provided in the shareholder's agreement between NBG and IFC, exercisable in seven years. Following the completion of the mandatory tender offer and the sale of shares to the IFC, we have proceeded to acquire further outstanding ordinary shares in Finansbank. On May 18, 2007, the Board of Directors of Finansbank decided to increase the share capital of the Bank to TRY 1,400 million from TRY 1,250 million through capitalization of profits and reserves. The increase was completed on July 9, 2007. Up to March 31, 2008 (the most recent practicable date), we had acquired 84.97% of Finansbank's outstanding share capital, for a consideration of €3,392 million.

        On September 12, 2006, we entered into an agreement with the Republic of Serbia for the acquisition of 99.4% of the share capital of Vojvodjanska Banka a.d. Novi Sad ("Vojvodjanska") for a total cash consideration of €360 million. The acquisition was effected on December 31, 2006. Pursuant to the acquisition agreement, we deposited a further €25 million in an escrow account to set off certain expected recoveries from Vojvodjanska's fully provided non-performing loan portfolio until December 2007. The recoveries as at December 31, 2007 amounted to €7.7 million, which will be offset by a payment to the Republic of Serbia out of the escrow account. As a result, the cost of the acquisition of Vojvodjanska and net assets at acquisition will increase by this amount.

        On January 25, 2007, the Boards of Directors of the Bank and National Management and Organization Company S.A. ("NMOC") decided to merge the two companies through absorption of NMOC by the Bank. This merger was approved by the Ministry of Development on September 28, 2007.

        In October 2007, we exercised our minority buy-out option for Vojvodjanska and through a public tender offer acquired 1,727 common shares at a price of RSD 70 per share. After this share purchase, we are the sole shareholder of Vojvodjanska and delisted its shares from the Belgrade Stock Exchange on November 28, 2007. On November 14, 2007, we proposed a share capital increase of Vojvodjanska of €53 million, which was completed on December 19, 2007. On November 19, 2007, we proposed the merger of the Vojvodjanska with NBG Beograd through absorption of the latter by the former. The merger was approved by the Central Bank of Serbia on February 5, 2008 and was completed on February 14, 2008.

        On March 21, 2007, we acquired 100% of P&K Investment Services S.A., a large Greek investment services company, from its selling shareholders ("P&K Sellers"), for a consideration of €48.7 million, €43.9 million of which was paid to the P&K Sellers upon closing. The remaining consideration will be released to the P&K Sellers on March 21, 2010, conditional on the attainment of key targets set out in the pre-agreed business plan. On May 10, 2007, P&K Investment Services S.A. disposed of its subsidiary P&K Mutual Fund Management S.A. to Millennium Bank AE for €1.7 million. In May 2007 we merged our wholly-owned subsidiaries P&K Securities S.A. and National Securities S.A. to create

National P&K Securities S.A. The Greek Ministry of Development approved the merger on December 14, 2007.

        On April 19, 2007, we signed an agreement for the sale of our minority shareholding in AGET Heracles to majority shareholders Lafarge Group. Pursuant to this agreement, we sold 18,480,899 shares, representing 26% of the share capital of AGET Heracles. This sale was consistent with our stated strategy to focus on our core banking activities and exit from non-financial participations. The sale price was agreed at €17.40 per share, or €321.6 million in total and was in line with the average closing price of the last 30 trading days preceding the transaction.

        The increased demand for individual pensions in Turkey has created a rapidly growing insurance business for these products. In May 2007, Finansbank applied to the General Directorate of Insurance in Turkey for, and has received, permission to establish Finans Emeklilik ve Hayat A.S. ("Finans Pension"). The company completed its corporate organization and obtained a license to conduct life and personal accident business dated November 21, 2007 and a licence to conduct individual pension business dated April 11, 2008. Finans Pension has commenced operations in life and personal accident business.

        On September 24, 2007, we announced a voluntary takeover bid in cash of €5.50 per share for the 23.08% of the share capital of EH held by minority shareholders. As at December 31, 2007, we held 100% of the share capital of EH. On January 14, 2008, the extraordinary General Meeting of EH's shareholders approved the filing with the Hellenic Capital Markets Commission ("HCMC") for de-registration of the company's shares from the ATHEX, and on February 7, 2008, de-registration was approved.

        On December 17, 2007, we established a new partially-owned subsidiary, CPT Investments Ltd. Its purpose will be to explore investment opportunities in capital markets.

        The table below sets out the Bank's principal items of capital expenditure for 2005, 2006 and 2007.

	Year ended December 31,
Type of Capital Expenditure
	2005		2006		2007
	(EUR in thousands)
Interests in other companies	268,460	(1)	2,642,887	(2)	2,446,852	(3)
Information technology and other electronic equipment	17,185		23,261		42,742
Furniture, fixtures and fittings	844		1,352		3,925
Other capital expenditures(4)	44,717		67,414		70,307

Total	331,206		2,734,914		2,563,826

(1)
Principally representing the participation in EH, National Investment Company and Banca Romaneasca's share capital increase.

(2)
Principally representing the acquisitions of Finansbank and Vojvodjanska and the participation in Banca Romaneasca's capital increase.

(3)
Principally representing the acquisition of Finansbank, the establishment of and participation in CPT Investments Ltd., the participation in Vojvodjanska's capital increase and the acquisition of 100% of EH.

(4)
"Other capital expenditures" domestically and abroad principally represent branch renovation costs, costs relating to establishment of new branches and costs relating to reallocation of existing branches.

        Also, as part of a strategy to streamline our operations, we continue to divest non-core equity investments and real estate that are unrelated to our principal financial services businesses, and to commit the released resources to more profitable activities. As part of our program of disposing of non-core assets, we have made significant domestic divestitures in the last three years, as summarized in the table below. In 2006 we also disposed of our subsidiaries Atlantic Bank of New York and NBG Canada as part of our program to focus on emerging markets.

		Year ended December 31,
Type of Divestiture	Group Companies
		2005	2006	2007
		(EUR in millions)
Investments(1)	The Bank	58.1	369.8	325.2
Real estate(2)	The Bank and Ethniki Kefalaiou	17.3	97.7	119.8

(1)
During 2005 the Bank made disposals of €28 million in Elliniki Technodomiki S.A. and €1.7 million in Hellascom S.A., sold all of its holding in Lykos Paperless Solutions S.A. for €1.0 million and also sold 7.07% of Eviop Tempo S.A. for €0.9 million, decreasing its participation to 21.21% from 28.28%. During 2006, the Bank made disposals of €6.5 million of its former subsidiary Astir Alexandroupolis AXE, CAD 71.3 million (€52.0 million) of NBG Canada, US$388.4 million (€309.6 million) of Atlantic Bank of New York, €2.5 million in AGRIS and other smaller disposals of total value €0.8 million. During 2007, the Bank made a disposal of €320.7 million in AGET Heracles, €80.1 million in Hellenic Exchanges SA, €2.6 million in Elsa S.A., €1.7 million in P&K Mutual Funds Management, and other smaller disposals of €0.2 million.

(2)
Represents disposals of real property that was acquired by the Bank primarily through foreclosure proceedings, as well as real estate previously used by the Bank that have been merged into the Bank. These properties were located primarily in Greece.

        For further information on disposals of non-core assets, see Item 5, "Operating and Financial Review and Prospects—Key Factors Affecting Our Results of Operations—Disposal of Non-Core Assets."

        No public takeover offers for our shares have been made by third parties during the 2007 financial year or the current financial year, as at the date of this Annual Report.

B.    Business Overview

Introduction

        We are the largest financial institution in terms of loans to customers and the largest company by market capitalization in Greece, according to our analysis of published financial statements of Greek banks. Our core focus outside Greece is in Turkey and SEE, where we currently operate in Bulgaria, Serbia, Romania, Albania, Cyprus and FYROM. Altogether, we have a presence in 12 countries outside Greece. We offer our customers a wide range of integrated financial services, including:

  •
  commercial and retail banking services (including mortgage lending);

  •
  investment banking, capital markets, venture capital and advisory services;

  •
  asset management; and

  •
  insurance.

        In addition, we are involved in various other businesses, including the hotel business, property management and real estate business and IT consulting.

        The Bank is our principal operating company, representing 69.7% of our total assets as at December 31, 2007.

        The Bank's liabilities, represent 74.7% of our total liabilities as at December 31, 2007. While the Bank conducts most of our banking activities, it is supported by seven foreign banking subsidiaries: Finansbank AS, United Bulgarian Bank AD–Sofia (UBB), Vojvodjanska Banka a.d. Novi Sad, Banca Romaneasca SA, Stopanska Banka A.D.–Skopje, NBG Cyprus Ltd. and South African Bank of Athens Ltd. We intend to continue to expand our operations in SEE, Eastern Europe and the Southeastern Mediterranean region.

        The following table summarizes our assets, net income before tax, income tax expense and depreciation, amortization expense and revenues under U.S. GAAP attributable to our banking and other operations, showing the relative contributions of Greek and foreign activities. Our business and revenues are not materially affected by seasonal variations.

	Total Assets	(%)	Interest income	(%)	Interest expense	(%)	Non interest income	(%)	Non interest expense	(%)	Net income before taxes	Income tax (expense)/ benefit	Depreciation & Amortization expense
	(EUR in million except for percentages)
December 31, 2005:
Banking—Greek	46,975,406	78.3	1,965,193	77.7	617,964	69.8	488,964	32.9	1,074,221	51.0	571,328	(176,583)	55,933
Banking—Foreign	8,035,375	13.4	399,568	15.8	217,340	24.6	189,267	12.7	210,185	10.0	126,942	(16,247)	19,441
Investment Banking	265,454	0.4	1,331	0.1	40	—	44,389	3.0	22,135	1.1	23,545	(7,376)	315
Global Investment & Private Banking	28,865	0.0	929	0.0	—	—	9,455	0.6	9,109	0.4	1,274	(2,365)	63
Insurance	1,604,622	2.7	23,286	0.9	1,646	0.2	685,800	46.0	672,655	31.9	34,785	(23,871)	6,133
Other—Greek(1)	343,260	0.6	81	—	131	0.0	48,898	3.3	47,025	2.2	1,823	(6,344)	2,222

Continuing operations	57,252,982	95.4	2,390,388	94.5	837,121	94.6	1,466,773	98.5	2,035,330	96.6	759,697	(232,786)	84,107
Discontinued operations	2,754,517	4.6	139,069	5.5	47,738	5.4	22,764	1.5	71,828	3.4	46,773	(18,490)	7,865

Total	60,007,499	100.0	2,529,457	100.0	884,859	100.0	1,489,537	100.0	2,107,158	100.0	806,470	(251,276)	91,972

December 31, 2006:
Banking—Greek	52,490,658	69.3	2,339,366	66.3	877,068	62.0	591,820	32.5	1,222,410	47.1	606,337	(136,068)	56,313
Banking—Foreign	10,066,336	13.3	597,798	16.9	253,411	17.9	158,484	8.7	207,450	8.0	272,905	(19,353)	21,556
Banking Turkey	10,706,009	14.1	530,900	15.0	270,507	19.1	120,467	6.6	255,695	9.9	111,674	(34,347)	14,022
Investment Banking	224,552	0.3	5,403	0.2	84	0.0	66,653	3.7	31,944	1.2	40,028	(13,900)	185
Global Investment & Private Banking	11,976	0.0	573	0.0	—	—	7,509	0.4	9,562	0.4	(1,704)	(3,001)	70
Insurance	1,938,699	2.6	28,726	0.8	1,349	0.1	773,952	42.4	809,940	31.1	(8,611)	(7,759)	5,742
Other—Greek(1)	275,508	0.4	8	—	—	—	38,398	2.1	44,458	1.7	(6,053)	(271)	792

Continuing operations	75,713,738	100.0	3,502,774	99.2	1,402,419	99.1	1,757,283	96.4	2,581,459	99.4	1,014,576	(214,699)	98,680
Discontinued operations	—	—	29,732	0.8	12,672	0.9	65,979	3.6	14,288	0.6	69,326	(11,139)	1,300

Total	75,713,738	100.0	3,532,506	100.0	1,415,091	100.0	1,823,262	100.0	2,595,747	100.0	1,083,902	(225,838)	99,980

December 31, 2007:
Banking—Greek	61,825,219	68.0	3,017,118	53.8	1,351,842	51.6	604,663	28.2	1,318,102	39.8	832,458	(198,539)	49,320
Banking—Foreign	11,383,090	12.5	797,626	14.2	391,634	15.0	327,053	15.2	314,289	9.5	389,899	(17,632)	31,178
Banking Turkey	14,180,871	15.6	1,747,769	31.2	874,275	33.3	180,302	8.4	635,048	19.2	376,227	(71,820)	52,087
Investment Banking	1,177,722	1.3	8,417	0.2	572	0.0	103,283	4.8	64,633	2.0	46,495	(9,908)	956
Global Investment & Private Banking	9,030	0.0	568	0.0	—	—-	12,162	0.6	9,602	0.2	3,128	(4,721)	103
Insurance	2,107,459	2.3	34,742	0.6	1,416	0.1	881,572	41.0	930,035	28.1	(15,137)	(7,230)	5,945
Other—Greek(1)	277,257	0.3	—	—	145	0.0	38,845	1.8	41,490	1.2	(2,788)	(1,641)	222

Continuing operations	90,960,648	100.0	5,606,240	100.0	2,619,884	100.0	2,147,880	100.0	3,313,199	100.0	1,630,282	(311,491)	139,811
Discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—	—

Total	90,960,648	100.0	5,606,240	100.0	2,619,884	100.0	2,147,880	100.0	3,313,199	100.0	1,630,282	(311,491)	139,811

(1)
Includes, non-financial services subsidiaries in Greece.

        According to our analysis of publicly available financial statements of Greek commercial banks, the Bank is the largest commercial bank in Greece in terms of assets, deposits, loans and number of branches. As at December 31, 2007, the last date for which such information is publicly available, approximately 24% of all deposits with, and approximately 20% of all loans made by Greek commercial banks (excluding specialized credit institutions) were held or made by the Bank.

        We are one of the most diverse financial services groups in Greece according to our analysis of the published financial statements of Greek banks. According to this analysis, in addition to our banking activities, we are currently the largest and most active participant by volume in the national electronic dealing system of Greek Government bonds. We estimate that we have approximately 12.1% duration-weighted participation in the primary market while we handle approximately 18.3% of the average daily volume in the secondary market for Greek government securities. Also, on December 31, 2007, we had approximately €7.6 billion in assets under management, and we are currently the largest asset manager in the Greek market, according to data published by the Association of Greek Institutional Investors.

        We are also a leader in providing many other financial services in Greece. For example, we are the largest mortgage lender and the largest insurance operator (in terms of revenues), one of the leading

Greek underwriters of domestic equity securities and one of the leading providers of securities trading services.

        We use a variety of marketing and distribution channels to maintain and enhance our market position, including telemarketing (particularly for credit card sales), radio, television, press and internet advertising and distributing promotional information brochures in our branches. As part of our marketing strategy, we seek to capitalize on our existing relationships with individual customers through cross-selling efforts aimed at increasing such customers' awareness of other products that are offered by Group companies. For instance, our mortgage customers are informed of our insurance products, through which they may insure against damage to their property and against events and circumstances that might cause them to default on their mortgage loans. Our marketing strategy also includes indirect marketing, pursuant to which we have entered into agency agreements with retailers, such as automobile dealers and electronics chain stores, who agree to offer our consumer loan products to their customers in connection with purchases of consumer goods. In addition, we employ various alternative distribution methods, such as cooperation with real estate agents and construction businesses in the sale of mortgage loans and with accountants and consultants in the sale of small business loans. We have also entered into contractual arrangements with mobile telephone service providers in Greece that enable us to offer to our customers certain banking services, such as balance inquiries, through their mobile telephones. We provide certain banking services over the internet, including the transfer of funds between accounts, balance inquiries, bill payments, stock brokerage and subscription to initial public offerings on the ATHEX.

Overview of the Banking Services Sector in Greece

        The banking sector has expanded rapidly in recent years, due to both deregulation and technological advances. As at December 31, 2007, the date of the most recently available information, there were 47 domestic and foreign banks and other credit institutions operating in Greece (excluding the 16 cooperative banks).

Universal Banks

        Traditionally, commercial banks have dominated the Greek financial services market. However, specialized credit institutions have expanded into commercial banking as a result of significant liberalization of the Greek financial services industry, thereby increasing competition in the market. The distinction between commercial and investment banks ceased to exist formally and the Bank of Greece classifies all banks operating in Greece as "universal banks", with the exception of the Consignment Deposits and Loans Fund (which is a legal entity of public law, fully owned and controlled by the Hellenic Republic).

        There are three banks that are controlled, directly or indirectly, by the Hellenic Republic: Bank of Attica, the Postal Savings Bank and ATE Bank (formerly the Agricultural Bank of Greece). Over the last ten years, the Hellenic Republic proceeded to privatize a large number of credit institutions. For example, in 1998, the Hellenic Republic privatized the Bank of Central Greece and Creta Bank, in early 1999, Ionian Bank, and, in March 2002, ETBA, an ATHEX listed industrial development bank. Additionally, a portion of the Hellenic Republic's indirect shareholding of General Hellenic Bank was sold to private investors in April 1998 and a majority stake was sold to Société Générale in early 2004. The Bank of Macedonia—Thrace was also formerly state-controlled until the Group and the Hellenic Postal Savings Bank sold 37% of its total equity to Bank of Piraeus, a private commercial bank, in April 1998. In 2000, France's Crédit Agricole purchased a 6.7% interest in Emporiki Bank, which was further increased to 9.0% in 2002, in connection with the Hellenic Republic's privatization project. In August, 2006 Crédit Agricole acquired a further 71.97% interest in Emporiki Bank. Moreover, the Hellenic Republic proceeded with the partial privatizations of the Postal Savings Bank and ATE Bank through the listing of their shares on the ATHEX. In addition, since September 2000, Banco

Commercial Portuguese, a Portuguese bank, has been active in the Greek market through Millennium Bank.

        Although there are currently 17 Greek private universal banks incorporated in Greece, there has been a recent trend towards consolidation. For example, Ergobank S.A. and EFG Eurobank S.A. merged in July 2000 to form EFG Eurobank Ergasias S.A. ("EFG Eurobank"). EFG Eurobank merged with Telesis Bank in early 2002 and with UnitBank in December 2003. Similarly, the Bank of Macedonia—Thrace, Bank of Piraeus and Xiosbank S.A. merged in June 2000, creating the Piraeus Group. The Piraeus Group subsequently acquired a 57.8% interest in ETBA, in March 2002, which was previously a majority state-owned industrial development bank listed on the ATHEX. ETBA was merged entirely into the Piraeus Group in December 2003. In December 2002, the Bank merged with ETEBA (our investment banking arm). In 2006, Egnatia Bank and Marfin Bank, along with Laiki Bank, a Cyprus-based bank with a Greek subsidiary, formed a new unified group.

        In recent years, most of the major Greek banks have expanded internationally, establishing or enhancing their presence in SEE. In addition to the Bank's acquisition of controlling stakes in Finansbank and Vojvodjanska during 2006 and the first months of 2007, other Greek banks have proceeded with acquisitions of banks in the region. EFG Eurobank became the 100% shareowner of Nacionalna Stedionica Banca in Serbia in March 2007 and took control of over 90% of DZI Bank in Bulgaria in December 2006. Also, in March 2007, EFG Eurobank concluded the purchase of a 99% stake of Universal Bank in Ukraine, and at the same time completed the acquisition of a 70% stake in Tekfenbank in Turkey. Alpha Bank agreed to acquire 90% of the Ukrainian OJSC Astra Bank in 2008. ATE Bank made its first expansion steps in SEE by acquiring a 20% stake in AIK Bank in Serbia in October 2006 and a 69% stake of MindBank in Romania in January 2007.

Foreign Banks

        There are 28 foreign-owned or incorporated credit institutions that are well established in the Greek banking market. The principal participants in the industry, and our principal foreign competitors in Greece, include Citibank, Bank of Cyprus, Royal Bank of Scotland and HSBC. With the exception of Bank of Cyprus, Citibank and HSBC, the majority of foreign banks operating in Greece have little presence in retail banking services.

Specialized Credit Institutions

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

Competition

        As of April 2002, Greek law allows non-banking institutions that are licensed by the Bank of Greece to extend consumer credit or loan facilities. These institutions are in direct competition with universal banks in the consumer credit sector.

        The table below shows the breakdown of assets, loans outstanding and deposits in the universal banking sector for the Bank and our five main competitors in Greece as at December 31, 2007. These figures have been compiled by the Bank based on publicly available information (stand-alone financial statements of the banks shown prepared in accordance with IFRS).

	As at and for the year ended December 31, 2007
Banks	Assets	% of total market	Loans	% of total market	Deposits	% of total market
	(€ in millions, except percentages)
1. National Bank of Greece	71,059	20.0%	40,467	20.4%	49,260	23.9%
2. EFG Eurobank Ergasias	68,272	19.2%	38,066	19.2%	38,939	18.9%
3. Alpha Bank	54,039	15.2%	35,877	18.1%	23,334	11.3%
4. Piraeus Group	42,343	11.9%	27,080	13.6%	19,030	9.2%
5. Emporiki Bank	26,805	7.6%	19,295	9.7%	17,674	8.6%
6. ATE Bank	23,399	6.6%	17,772	9.0%	20,714	10.1%
Total	285,917	80.5%	178,557	90.0%	168,951	82.0%

Sum of monetary financial institutions	354,764	100.0%	198,553	100.0%	205,781	100.0%

Overview of the Banking Services Sector in SEE & Turkey

        In 2007, the macroeconomic performance of the SEE countries in which we have a presence (Albania, Bulgaria, Romania, Serbia, Cyprus and FYROM) and Turkey remained strong, despite adverse external and domestic conditions. In particular, economic activity, although decelerating, remained robust. Real GDP growth rate stood at 6.2% and 4.5%, respectively, in SEE and Turkey in 2007 compared to 6.9% and 6.1%, respectively, in 2006. In both cases, the high growth rates reflected the systematic implementation of structural and institutional reforms in the context of the region's European orientation and the expansion of financial intermediation. In addition, the inflation rate declined in Turkey to 8.4% in 2007 from 9.7% in 2006. In SEE, inflation increased to 7.9% in 2007 from 5.2% in 2006, reflecting the supply shocks from a severe drought and the significant increase in international oil and food prices.

        In contrast, the already high current account deficit in SEE widened to 15.2% of GDP in 2007 from 11.2% in 2006, mainly on the back of strong domestic demand and higher international oil and commodity prices. In Turkey, the current account deficit narrowed to 5.7% of GDP in 2007 from 6% in 2006, due mainly to moderating domestic demand. However, more than half of the 2007 current account gap in SEE and Turkey was covered by non-debt generating Foreign Direct Investment ("FDI") inflows despite the ongoing global liquidity crisis which began in August 2007. FDI inflows coverage of the current account deficit stood at 52% in SEE and Turkey in 2007, reflecting an improving macroeconomic outlook and accelerating integration with the EU.

Financial Intermediation in SEE

        In 2007, despite high interest rates and slowing economic activity, banking intermediation in SEE expanded further, mainly due to the relaxation of measures designed to contain credit expansion in Bulgaria and Romania, the two new EU member states admitted in January 2007 and greater confidence in the banking sector. Loans and deposits recorded impressive growth rates of 57.5% and 36.1%, respectively, while the corresponding penetration rates stood at 41.1% and 37.3%. Lending to households remained the main driver of credit activity in SEE as a whole, growing by 74.1% and bringing the households loans-to-GDP ratio to 18% in 2007 compared to 1.3% in 2001.

Developments in the Turkish Banking System

        In 2007, financial intermediation in Turkey expanded, despite a slowdown in economic activity and high interest rates. Bank deposits and loans increased by 26.1% and 14.6%, respectively, while their corresponding penetration rates stood at 39.3% and 30.2% of GDP in 2007 compared with 33.5% and 13.9% in 2003.

Banking Activities in Greece

        Most of our banking business is domestic and includes retail, commercial and investment banking. As at December 31, 2007, approximately 68.0% of the Group's total assets were Greek banking-related assets. The Banking-Greek segment includes the Bank's domestic operations, NBG Asset Management Mutual Funds S.A. ("NBG Asset Management"), Ethniki Leasing S.A. ("Ethniki Leasing") and National Mutual Fund Management S.A. The Group's Greek domestic operations account for 66.9% of our total lending activities as at December 31, 2007. Gross loans attributable to Greek banking activities were €37,177 million as at December 31, 2007, a 17.3% increase compared to €31,704 million at December 31, 2006.

Bank Domestic Operations

        The following table sets forth details of the Bank's domestic operations (in terms of loans and deposits) at December 31, 2007:

	Loans(1)		Deposits
	Amount	% of Total	Amount	% of Total
	(EUR in millions except for percentages)
Commercial and Retail	34,655	92.1%	43,801	87.9%
Public Sector(2)	1,814	4.8%	1,935	3.9%
Interbank	1,165	3.1%	4,103	8.2%

Total	37,634	100.0%	49,839	100.0%

(1)
Retail loans include consumer loans, personal loans, residential mortgages, automobile financing and credit cards.

(2)
Comprises public utilities and entities governed by Greek public law.

        We believe that the Bank has a strong competitive advantage in attracting domestic deposits from retail and corporate clients due to the:

  •
  Wide coverage of the Bank's domestic branch network;

  •
  Prominence of the Bank's brand name to a large segment of the population; and

  •
  Broad range of services and products offered by the Bank.

        The charts below show the increases in domestic loans and domestic deposits attributable to the Bank from December 31, 2005 through December 31, 2007.

Domestic Loans

Domestic Deposits

        As at December 31, 2007, 12.2% of total deposits held by the Bank and 6.0% of total loans made by the Bank were in currencies other than the euro.

Greek Banking Distribution Channels

        As at December 31, 2007, the Bank operated throughout Greece through 575 branches, one private banking unit, one unit for financial institutions and nine specialized banking units that deal exclusively with troubled and non-performing loans. As at December 31, 2007, the Bank had 1,421 ATMs, of which 834 are situated in our own branches and 587 in other key locations such as supermarkets, metro stations, shopping centers, hospitals and airports (440 of our ATMs are equipped with cash deposit devices). The Bank has approximately 2.4 million ATM cards active for use in both our own distribution network and the Greek interbanking system. In addition, the Bank has developed alternative distribution channels, such as an e-banking platform targeted at both corporate and retail clients. In 2007, approximately 80,000 new corporate and retail clients were connected through our internet banking services, with the total number of users reaching 260,000. Total number of transactions during 2007 was approximately 14.3 billion with a total value of €13,605 billion. Also in 2007, a new Contact Center, through which the Bank provides information and transaction services through the use of a voice portal and a manned help desk began operation. In addition we have established "Fast Line", a telephone service unit of consumer lending, through which loan requests of up to €50,000 may be instantly addressed by phone.

        The Bank's branches are located in almost every major city and town in Greece. Approximately 45% of the Bank's branches are located in Athens, Piraeus and Thessaloniki, which are the major population centers in Greece. The Bank is engaged in a continuous process of rationalizing the organization of our branch network in order to reduce costs, primarily by centralizing back-office functions to free more employees to work on sales activities directly with customers. The first phase of the reorganization, which was completed in 2003, aimed at turning branches into product-focused sales outlets to improve customer service. In addition, the Bank is continuing to consolidate redundant branches in order to maintain equivalent geographic coverage at a lower cost. As at December 31, 2007, the Bank operated 231 full banking branches and 344 retail banking branches.

        We participate in DIAS Interbanking Systems S.A., which currently has 40 banks as shareholder-participants, including the Bank. DIAS Interbanking Systems provides interbank services such as check clearing, ATM networking, fund transfers, payroll and pension services for the benefit of customers of shareholder-participants.

Retail banking

General

        All of our retail banking activities in Greece are conducted by the Bank. The Bank offers retail customers a number of different types of deposit and investment products, as well as a wide range of traditional services and products.

        The following table illustrates our estimated market share in Greece for certain categories of retail banking activities as at December 31, 2006 and 2007, the latest date for which official statistics are available.

Our Approximate Retail Market Share in Greece

	2006	2007
Mortgage lending	24.2%	23.5%
Consumer loans	17.8%	17.5%
Credit cards	17.2%	16.6%
Funds under management	29.0%	31.6%
Core deposits(1)	28.8%	28.7%

(1)
Core deposits consist of sight deposits and savings accounts and exclude repos and time deposits.

        Despite small decreases in market share in retail lending, the Bank maintained a strong market position and profitability. The Bank's management believes that we have significant competitive advantages over other banks offering retail banking services in Greece, including our strong corporate image and name recognition in Greece, our large customer base and our extensive network of branches and ATMs. In addition, the Bank continues to develop other channels of distribution, such as mobile telephone banking and internet banking. These advantages help the Bank to access the largest and most diverse depositor base in Greece, providing the Bank with a large, stable and low-cost source of funding.

        The Bank places particular emphasis on continuing to improve the speed and flexibility of our services to our retail customers. The Bank's strategy for accomplishing these goals has included:

  •
  Investing significantly in information systems;

  •
  Reorganizing and consolidating operations; and

  •
  Developing new retail investment products, in co-ordination with other companies in the Group, to meet our customers' needs.

        The Bank has maintained a favorable market position, according to the Bank of Greece, maintaining deposits in a competitive interest rate environment due to the loyalty of our customers, our widespread presence throughout Greece providing customers with access to branches and ATMs and our favorable brand recognition.

Products

        The Bank offers a wide range of products in an effort to meet the financial service needs of retail customers and to make it a leader in the consumer banking industry in Greece. Our focus is on debt consolidation products, fixed term personal loans and car loans. The products incorporate loyalty and reward characteristics.

Savings and Investment Products

        Our savings and investment products are offered in both euro and foreign currencies. Domestically, we had €50.6 billion of total deposits as at December 31, 2007. In response to customer demand, the Bank offers investment products with higher yields. These products include repurchase agreements between the Bank and our clients (backed by Greek Government bonds), Greek Government bonds from the Bank's proprietary portfolio, capital guaranteed-principal products and a wide range of mutual funds and unit trust products provided by Diethniki Mutual Fund

Management S.A., which is 100% owned by Group companies. See Item 4.B, "Business Overview—Banking Activities in Greece—Mutual Funds".

Consumer Credit Products

        The Bank holds a leading position in consumer retail banking in Greece, according to data published by the Bank of Greece, and offers its customers a wide range of credit cards, personal and consumer loans as well as personal lending arrangements through third party retailers.

        The consumer credit sector has grown significantly in recent years. The Bank's portfolio of consumer credit products amounted to €5,547 million at December 31, 2007, up 15.7% compared to €4,793 million at December 31, 2006, and accounted for approximately 14.9% of the Bank's loan portfolio in 2007. New production for the year overall was also impressive. The number of new credit cards more than doubled while the number of new open and revolving credit accounts grew by 48.4% to 79,039 in 2007, from 53,270 in 2006.

        NBG is one of the main credit card issuers in Greece, circulating more than one million cards and managing a total credit card portfolio of €1.5 billion as at December 31, 2007. Despite competition in the Greek credit cards market, we maintained a strong position in 2007 by increasing our portfolio in terms of the number of cards by 14% and in terms of outstanding balances by 2% from 2006. In 2007, we focused on increasing our customer base through the expansion of sales channels, including telemarketing and in store promotion, and the launch of new products such as "My Cash", a new revolving credit product for cash advances.

        The credit approval process is centralized and carried out through the use of credit risk rating and measurement systems specifically designed to meet the particular characteristics of the Bank's various loan exposures, such as bespoke credit scorecards, developed on the basis of historical data. Active credit risk management is achieved through risk adjusted pricing of products and services as well as through the use of credit risk mitigation techniques.

        Among other reports, the Bank produces vintage analyses by period of disbursement, issuing channel, and product type for various delinquency definitions, thus continuously ensuring strict monitoring of the scorecards' efficiency and separation power. Exposures are pooled by application score and delinquency bucket to produce estimates of default probabilities.

        The Bank utilizes alternative distribution channels such as Fast Line and Mediators, which are becoming increasingly popular with the customers and are acquiring more importance within the Bank. Fast Line, the telephone service unit of consumer lending, managed more than 259,000 calls in 2007 and initiated more than 11,500 new loans. The success of the unit has been instrumental in the growth of consumer lending both in terms of new acquisitions but also as a service and information center for consumer lending customers. The newly established third parties channel of "Mediators" managed more than 193,000 calls in 2007 and initiated more than 4,800 new loans. Also in 2007, we implemented several measures relating to the management of our existing portfolio of credit cards, including the enhancement of our multi-merchant loyalty scheme "Go National" and development of targeted marketing based on customer behavior.

        As the first Greek bank to introduce chip-based technology, in 2007 we completed the migration of our total portfolio to EMV chip cards (credit or debit cards containing a computer chip with memory and interactive capabilities).

Mortgage Lending

        The Bank is the leading mortgage lender in Greece, with a market share of 23.6% in 2007. As at December 31, 2007, the Bank's outstanding mortgage balances amounted to €15,660 million, compared to €13,368 million at December 31, 2006, posting an increase of 17.1%, and constituting 42.1% of its total lending to enterprises and households in Greece. The volume of new loan disbursements increased by 13% to €3,999 million in 2007 compared to €3,538 million in 2006.

        Mortgage products are offered mainly through the Bank's extensive branch network, although great emphasis is placed in expanding the use of alternative distribution channels like real estate agents, construction companies and insurance brokers. The share of loans generated through alternative channels such as real estate agents, building contractors and insurance brokers has been steadily rising, accounting for approximately 22% of new disbursements in 2007.

        The Bank offers a wide range of mortgage products, with floating, fixed, or a combination of fixed and floating interest rates. As of October 2007 floating rate products are indexed, based on one-month EURIBOR plus a margin of a maximum of 3% depending predominantly on the customer's credit profile, scope, loan-to-value ("LTV") and the amount borrowed. Some products are also offered with a grace period of up to two years or an interest only period of up to five years. Together, these products accounted for less than 1.5% of new disbursements.

        With interest rates rising in 2006 and 2007, the Bank has placed a greater emphasis on the promotion of fixed rate mortgages, for an initial period of up to six years. In 2007, mortgages with a fixed rate period of two years or more accounted for approximately 76.8% of our newly issued mortgage loans.

        In 2007, the two most successful products offered by the Bank were "ESTIA 1+3" and "ESTIA 1+5", both of which offer a low trigger rate for the first year and a higher, but still very competitive, fixed rate for the following three or five years, respectively, turning to a variable rate, indexed to one-month EURIBOR for the remaining duration of the loan. These two products combined accounted for approximately 53% of all new loan disbursements in 2007. In the end of 2007, the Bank enriched the offered product range and introduced a new set of mortgage products, the ESTIA 1, 2 and 3 PRONOMIO, offering favorable fixed rates for the first year, first two and first three years, respectively, followed by variable rate for the remaining loan period.

        Mortgages in Swiss francs were introduced in January 2007 with similar characteristics to the "ESTIA" loans in Euros, with a very low trigger rate for the first year, and a higher fixed rate for the next three or five years. After the fixed period, the interest rate becomes floating, using the one-month-LIBOR in Swiss francs as the reference rate, plus a spread. "ESTIA CHF" products offer protection for up to 6 years against parity changes in excess of 5%, at a premium of 20 basis points. Loans denominated in Swiss francs carry much lower interest rates than those in Euros. Loans in Swiss francs accounted for less than 5% of new disbursements in 2007.

        An important development regarding the quality of mortgage credit is that, in addition to fire and earthquake property insurance, an optional life insurance plan was offered together with the mortgage. This new plan has been very successful, with 74% of new mortgages in 2007 carrying a life insurance plan.

        The Bank's mortgage loans are now offered with maturities of up to 40 years. Loans guaranteed and/or subsidized by the Hellenic Republic to special minority groups and victims of natural disasters, for which maturity is determined by law, range from 15 to 25 years. The overall average duration for new loans is around 25 years.

        The Bank's mortgage operations have been further enhanced by the upgrading of its credit evaluation process to a more elaborate credit-scoring model in line with Basel II requirements. Consequently, credit quality will be closely monitored and is expected to further improve. The period required for mortgage approval has been shortened through the use of electronic transfer of applications between its branches and the credit-processing center of the Mortgage Credit Division.

        The mortgage underwriting process, including credit approval and granting procedures, is centralized under the Mortgage Credit Division. The rationale behind this organizational structure is to ensure the correct application of credit policy, through a uniform, accurate and consistent decision-making process.

Small and Medium Enterprises Division

        In 2002, we established the Small Business Credit division, which was renamed to Small and Medium Enterprises ("SME") Division on February 15, 2005. The division's purpose is to enhance and personalize services offered to our business clients and particularly to increase the Bank's penetration in the professional and small business segment. The SME division administers credit underwriting of loans to professionals and small businesses with turnover of up to €2.5 million and is part of the Bank's retail banking operations. It comprises three credit centers in Athens, Thessaloniki and Patras. Since its inception, the SME division has launched lending products for SMEs and professionals, such as:

  a)
  the "Open Business Plan" offering a revolving credit facility to borrow up to 100% of total annual turnover, and

  b)
  "AMESOS" ("RIGHT NOW") a loan with same day approval and disbursement, which covers a wide range of a SME's financing needs up to €50,000, with a longer repayment period and a wider choice of interest rates.

        In addition, the Bank continued the promotion of financing products to a wider variety of business categories and freelance professionals such as gas stations, car dealerships, doctors, pharmacies, dentists and notary's offices. Furthermore, the SME Division offers medium- and long-term loans geared towards medium- and long-term working capital needs or financing of fixed assets, such as equipment and office renovations. In addition to the above, the Bank has created specific products to enforce financing of investments in photovoltaic systems for energy production. Finally, the Bank has started cooperation with alternative channels such as financial and tax advisors, brokers and insurance agents for the promotion of its products.

Commercial banking

General

        The Bank's commercial loan portfolio in Greece comprises approximately 50,000 corporate clients, including SMEs, and most of the largest corporate groups in Greece. As a Group, we are able to offer our corporate clients a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and other currencies), foreign exchange, insurance products, custody arrangements and trade finance services.

Lending activities

        The Bank lends to all sectors of the economy. As at December 31, 2007, domestic commercial lending (including to the public sector) accounted for 42.8%, or €15,917 million, of the Bank's total domestic loan portfolio. Traditionally, the Bank has focused on lending to large- and medium-sized domestic corporations, especially industrial corporations, which accounted for approximately 8.2% of its total domestic loan portfolio as at December 31, 2007. The Bank has several clients to which it has lent significant amounts; its ten largest individual performing loan exposures totaled €2,341.4 million as at December 31, 2007, and accounted for approximately 15.4% of the Bank's total domestic commercial loan portfolio.

        The Bank offers:

  •
  Corporate accounts with overdraft facilities;

  •
  Foreign currency loans;

  •
  Variable rate loans; and

  •
  Currency swaps and options (mostly Euro-related) for corporate customers.

        The Bank lends primarily in the form of credit lines, which are generally at variable rates of interest with payment terms of up to 12 months. In addition, the Bank provides letters of credit and guarantees for our clients. See Item 5.E, "Operating and Financial Review and Prospects—Off-balance Sheet Arrangements". At December 31, 2006 and 2007, the Bank had outstanding letters of credit and guarantees amounting to €3.2 billion and €3.8 billion, respectively. Most loans are collateralized to a certain degree, although Greek law imposes significant delays in foreclosing on collateral. See Item 4.E, "Selected Statistical Data—Assets—Loan Portfolio" and "Selected Statistical Data—Credit Quality—Risk Management—Loan Approval Process".

        The table below sets forth certain key interest rates charged and the savings rate paid by the Bank. Following the European Central Bank ("ECB") rate increases in 2006 and 2007, the Bank raised its savings rate accordingly.

Interest rate on:	As at March 17, 2003	As at June 12, 2003	As at May 1, 2005	As at March 17, 2006	As at June 28, 2006	As at April 2, 2007	As at August 1, 2007
Prime lending rate for working capital	5.90%	5.75%	5.75%	5.75%	6.00%	7.00%	7.25%
Prime lending rate for fixed assets	6.15%	6.00%	6.00%	6.00%	6.25%	7.25%	7.50%
Variable rate mortgages	5.60%	5.50%	5.50%	5.50%	5.50%	6.15%	6.40%
Savings rate	0%-1.70%	0%-1.40%	0.30%-1.40%	0.50%-1.40%	0.50%-1.65%	0.65%-2.15%	0.65%-2.15%
Personal loans	9.95%	9.95%	9.95%	11.00%	11.00%	12.25%	12.50%
Consumer loans	9.50%	9.25%	9.25%	9.25%	9.25%	10.75%	11.00%

        We also participate in, advise on and arrange large syndicated loans with both domestic and foreign banks. Generally, these loans finance large domestic and international infrastructure projects and borrowings by large corporations and state-controlled entities. For example, the Bank participated as co-arranger and underwriter in the financing of the Athens ring-road and the Rion-Antirrion bridge in Greece, the Birmingham Northern Relief Road in Britain, the High Speed Line Railway and the Rijnmond Power Plant in Holland, the Maritsa East Power Plant in Bulgaria and the Stendal Pulp Mill in Germany. NBGI, the Bank's London-based investment banking subsidiary, is also active in arranging international syndicated loans and acting as an advisor on projects in private sector transactions.

Shipping finance

        Greece is a maritime nation with a long tradition in ship-owning and is one of the world's largest ship-owning and ship-flagging nations. Shipping remains one of the most important sectors of the Greek economy and the Bank is one of the most active participants in the local market, as well as one of the strongest competitors to foreign banks involved in shipping finance in Greece, according to an analysis of shipping finance made by Petrofin S.A., a financial consultancy firm specializing in the shipping industry.

        The Bank has traditionally provided financing for many of the largest Greek shipping companies. As at December 31, 2007, outstanding shipping loans (mainly concerning bulk shipping) were €1,261.7 million, representing approximately 3.3% of the Bank's total loan portfolio compared to €1,258.6 million or 3.9% of the Bank's total loan portfolio, in 2006. Loans related to the ferry business (included in the aforementioned amount), represent 13% of our shipping loan portfolio as at December 31, 2007. The Bank's total commitments (including outstanding amounts) towards shipping as at December 31, 2007 were €1,640 million compared to €1,242.7 million in 2006. The Bank's shipping finance activities are carried out almost exclusively through its Piraeus-based operation.

        The Bank plans to continue with its strategy of targeting first-tier shipping groups with respect to both our conventional shipping finance and our syndicated loan activities in order to improve quality, spread risk and enhance the profitability of our shipping loan portfolio. Nearly all of our shipping loans are secured by vessels.

        The shipping industry is highly cyclical, experiencing volatility in revenues and cash flows resulting from changes in the demand and supply of vessel capacity. The demand for vessels is influenced by, among other factors, global and regional economic conditions, developments in international trade and changes in seaborne and other transportation patterns. None of these factors is within our control. Nevertheless, in 2008 freights are expected to maintain 2007 levels.

        The Bank has experienced a significant decrease in non-performing loans attributable to this sector (€19.6 million as at December 31, 2007 compared to €27.7 million as at December 31, 2006).

        The Bank has adopted strategies and procedures to more effectively evaluate shipping credits and existing shipping loans are subject to periodic (at a minimum, annual) performance reviews. This approach has delivered positive results and the Bank's management believes that it will result in sustained strong performance in this sector in the next few years.

Non-Performing Loans

        The Bank's management has focused on reducing the level of the Bank's non-performing loans. Non-performing loans are defined generally as those loans where principal or interest is more than 180 days in arrears, except for consumer and credit card loans which are considered non-performing when they are 90 days in arrears. In recent years, management has taken steps to reduce the level of non-performing loans. Our policy for writing off non-performing loans, in conjunction with growth in the Bank's total loan portfolio, has resulted in the decline of non-performing loans to approximately 3.1% of total loans as at December 31, 2007.

Other Banking Related Services

        The Bank and certain of our subsidiaries (principally NBG Asset Management and Ethniki Leasing) offer a wide range of other banking related services, including:

  •
  Private banking;

  •
  Corporate finance advisory services;

  •
  Underwriting;

  •
  Equity and debt financing;

  •
  Custodian services;

  •
  Project Finance;

  •
  Payment services; and

  •
  Mutual Funds.

Private Banking

        The Bank launched our Private Banking operations in 2003, which currently offer services both domestically and internationally through our international private banking units in London and Guernsey.

        Private Banking provides high net worth clients with high quality service and a wide scope of investment choices following a detailed evaluation of the customer's investment profile. Also, advisory and discretionary asset management services have been established during the final months of 2007, adding important solutions to our investment services.

        We have agreed with established international investment institutions to distribute investment products to our clientele, such as mutual funds, hedge funds, structured products, and private equity products.

        As at December 31, 2007 Private Banking aggregate assets under management were €3.0 billion, an increase of 44% compared to €2.1 billion in 2006.

        2007 was also a year of high recognition for our Private Banking business, as it received the annual "Best Private Banking in Greece 2008" award in a survey conducted by Euromoney magazine.

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

        The Group's Treasury is active across a broad spectrum of capital market products and operations, including bonds and securities, interbank placements in the international money and forex markets, and market-traded and OTC financial derivatives. It supplies the branch network with value-added deposit products, and the client base includes institutions, large corporations, insurance funds and big private-sector investors. In general, the Bank and our subsidiaries enter into derivatives transactions for economic hedging purposes or in response to specific customer requirements. The Bank also trades actively on a proprietary basis, primarily in Euro-denominated Greek Government securities, and to a lesser extent, in the spot foreign exchange market and is a general clearing member in the Eurex derivatives exchange. In recent years, the Bank's treasury-related activities have represented a significant source of revenues. In 2007, total turnover for foreign exchange trading and money market transactions by the Bank's central dealing room in Athens was approximately €153 billion and €704 billion, respectively.

        The Bank is active in the primary and secondary trading of Greek Government securities, as well as in the international Eurobond market. The Bank is a founding member of the Group of Greek Government Securities Primary Dealers which was established by the Bank of Greece in early 1998. In 2007, according to Bank of Greece data, the Bank ranked first in terms of volume traded among 22 primary dealers in Greek government bonds traded through the Electronic Secondary Securities Market.

Investment Banking Activities

        In recent years, the Bank has maintained one of the leading market shares in capital market activities in Greece, particularly with regard to public offering activity. Over the past five years, the Bank has acted as underwriter in 27 out of 39 domestic private sector IPOs. During the same period, the Bank has participated in all seven privatization offerings in Greece, while being one of the lead managers in the largest offerings in Greece. According to the Bank's internal statistics, the Bank's market share of underwritten offerings of equity securities by Greek issuers, in terms of underwritten amount, was approximately 21% in 2007, representing an underwritten amount of €33.2 million, and approximately 26% in 2006, representing an underwritten amount of €75.4 million. In addition to public offerings, we acted as joint bookrunners in the secondary offerings of OTE (€90 million), Halcor (€90 million), and the Hellenic Exchanges SA (€80 million).

Project Finance

        The Bank is also active in project finance, and during 2007, provided project finance advisory services to the Hellenic Republic on the Greek Motorways Project which consists of seven motorway concession schemes with a total estimated construction value in excess of €8 billion. The Bank is also a leading advisor to the Hellenic Republic for the new PFI Projects, where it is involved as advisor in four projects regarding 27 schools, two hospitals, six university buildings and two regional government buildings. The Bank also provides finance to major infrastructure projects both in Greece and abroad through its participation in the respective syndicated loan facilities.

Custodian Services

        The Bank offers custodian services to our foreign and domestic institutional clients who hold securities listed on the ATHEX, as well as remote settlement and custody services on the Cyprus Stock Exchange ("CSE"). The Bank offers trade settlements, safekeeping of securities, corporate action processing, income collection, proxy voting, tax reclamation, brokerage services, customized reporting, regular market flashes and information services. The Bank also acts as global custodian to our domestic institutional clients who invest in securities outside Greece.

        The Bank acts as an agent for approximately 76 domestic institutional clients (four mutual funds, three investment companies, 20 insurance companies and 49 pension funds) and 36 foreign institutional clients, including several leading global custodians, as at December 31, 2007. The respective numbers of institutional clients as at December 31, 2006 were 105 domestic (four mutual funds, one investment company, one financial services company, 27 insurance companies and 72 pension funds) and 37 foreign. The Bank also offers custodian services to private Greek investors, and had approximately 178,103 active custody accounts as at December 31, 2007, compared to 155,203 active custody accounts as at December 31, 2006. In addition, the Bank has approximately 14,829 customers having only government debt in their portfolio and approximately 207,618 customers maintaining only mutual fund units in their portfolios compared to 24,000 and 195,000 customers, respectively, as at December 31, 2006.

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

Asset Management

        Our domestic fund management business is run by NBG Asset Management Mutual Funds S.A. ("NBG Asset Management"), which is wholly owned by the Group. It manages funds that are made available to our customers through the Bank's extensive branch network. NBG Asset Management strengthened its position among the mutual fund management companies in the Greek market and has remained for two consecutive years in the forefront of the Greek mutual funds market.

        As at December 31, 2007, NBG Asset Management's total assets under management were €7.6 billion, a 5.6% increase from 2006. Its market share in Greece was 31.13% as at December 31, 2007, compared to 29.4% as at December 31, 2006, according to the association of Greek Institutional Investors.

        NBG Asset Management offers 31 investment funds under the brand name Delos, four under the P&K brand name and 13 under the NBG International SICAV and NBG Synesis SICAV brand names, which are resident in Luxemburg. NBG Asset Management offers a wide range of investment products that offer institutional and private investors access to the most important markets in stocks, bonds and money market products, both in Greece and internationally. In 2007 it expanded its range of mutual funds with the introduction of Delos Delta Bonus and Delos Delta Fasma Funds products combining high returns and initial capital protection, and Delos Tactical Allocation for investors wishing to invest in an absolute return fund.

        The release of these three new innovative products in 2007 resulted in an increase of €330 million in sales, driving NBG Asset Management into the leading position of the Greek investment funds market. These products are characterized by high quality standards and competitiveness. The Bank's management believes that this qualitative shift will deliver benefits for our profitability in the years ahead, as well as substantially enhance customer retention.

Delos Delta

  •
  Delos Delta Bonus–Bond Fund

  •
  Delos Delta Fasma–Bond Fund

        These funds offer a new investment concept as they combine high returns (depending on the course of selective stock index) and initial capital protection.

Delos Tactical Allocation Balanced Fund

        This fund offers a new investment concept, as its model of portfolio management follows that of an absolute return fund, which provides stable returns with low correlation to the markets.

        In 2007 NBG Asset Management expanded its range of investment services. The company offers a more integrated range of contemporary investment services such as:

  •
  Portfolio Management for institutional and private investors.

  •
  Consultancy Investment Services for institutional and private investors.

        The total value of the funds we have managed since 2003 is illustrated in the table below.

As at December 31,	Funds under management	Market share
	(€ in billions)%
2003	7.7	25.3
2004	8.5	27.1
2005	6.9	24.6
2006	7.2	29.0
2007	7.6	31.1

Other Financial and Related Services

        We also offer a wide range of other financial and related services directly through the Bank and indirectly through specialized subsidiary companies. These services include:

  •
  Leasing;

  •
  Factoring;

  •
  Real estate management and warehousing.

Leasing

        We began leasing activities in 1990 through our subsidiary, Ethniki Leasing S.A. ("Ethniki Leasing"). Ethniki Leasing is active in the leasing of land and buildings, machinery, transport equipment, furniture and appliances, and computer and communications equipment. As at December 31, 2007, Ethniki Leasing had assets of €716.7 million and revenues of €39.9 million, before elimination of intercompany transactions and balances.

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

Real Estate Management

        The Bank engages in real estate management activities, including warehousing and third-party property management. As at December 31, 2007, the Bank owned 1,517 real estate units, 1,096 of which were buildings the Bank acquired for our own business purposes or through seizure of collateral on loan foreclosures. The book value of those assets recorded at historical cost was €340.7 million as at December 31, 2007. In addition, Ethniki Kefalaiou S.A., a wholly-owned subsidiary of the Bank that is engaged in asset and liability management, including asset liquidation, managed 52 properties with an aggregate book value of €14.5 million as at December 31, 2007. Most of these properties have been bought in recent years from the Bank, which acquired them on realization of collateral under non-performing loans. In line with our strategy of streamlining our activities, we intend to continue to dispose of certain non-core real estate holdings through Ethniki Kefalaiou S.A. For the year ended December 31, 2007, proceeds from the sale of land and buildings by the Bank amounted to approximately €113.1 million and by Ethniki Kefalaiou S.A. €6.7 million.

        National Real Estate performed warehousing functions and held real estate property as a subsidiary. On March 13, 2007 the Bank divested its warehouse business into a subsidiary and plans to dispose it to a third party. On March 31, 2006, the Bank consolidated the operations of National Real Estate. See Item 4.D, "Property, Plants and Equipment" for general information regarding our real estate holdings and Item 4.A, "History and Development of the Company" for information regarding our principal real estate divestitures in recent years. The Bank intends to continue to divest real estate holdings.

International Operations

        We operate, as a Group, in 12 countries outside Greece. As at December 31, 2007, our international network comprised 1,061 banking units outside Greece (including Bank branches in the UK, Albania, Egypt, Cyprus and Guernsey, subsidiaries and representative offices), which offer traditional banking services and financial products and services. As a result of the merger of NBG Serbia with Vojvodanska, the Bank currently has seven commercial banking subsidiaries in Turkey, Bulgaria, Romania, FYROM, Serbia, Cyprus, and South Africa. Our Turkish subsidiary Finansbank also has a commercial banking subsidiary in Malta.

        Our policy, since the early 1990s, is to focus on the Bank's regional strength in SEE by strengthening our existing network and expanding into growing markets that present low banking penetration and greater profit margins and also to withdraw from mature markets where growth prospects are limited. We seek to develop, in particular, our wholesale banking business by targeting major financial centers to which we can offer Greek and Balkan lending exposure. Our retail banking presence in some geographical areas may only be justified by our success in niche markets in which we have the ability to exploit competitive advantages.

        Since 2000, the Bank has steadily built up a strong presence in SEE, through acquisitions and greenfield start-ups. The Bank's regional strategy aims at diversifying our operations and enlarging our footprint to cover a region with attractive economic prospects. The Bank offers commercial banking services to customers in the region through our branches and subsidiaries in Turkey, Bulgaria, Serbia, Romania, FYROM and Albania.

Turkish Operations—Finansbank A.S.

Overview

        On August 18, 2006, we acquired 46% of the ordinary share capital, and 100% of the founder shares of Finansbank, a Turkish commercial bank headquartered in Istanbul. The Fiba Sellers also agreed and undertook to attend any general meetings of Finansbank and to vote such number of shares they then own as is equal to the difference between 50.01% of the ordinary shares and the total number of ordinary shares then owned by the Bank in accordance with the instructions and directions of the Bank. Based on that, it was deemed that the Bank obtained a controlling interest on August 18, 2006 and as such this acquisition was within the scope of FAS 141 Business Combinations. As a result of Turkish Capital Markets legislation, NBG made a mandatory tender offer to minority shareholders. During the mandatory tender offer period (January 8 to January 29, 2007), we acquired a further 43.44% of Finansbank's outstanding ordinary shares in public hands. In April 2007, following an agreement signed in January of the same year, we disposed of 5% of Finansbank's shares to IFC (the relevant agreement includes put and call options). Following the mandatory tender offer and the sale of shares to IFC, we acquired from February 2007 to December 2007 a further 0.45% of the outstanding share capital of Finansbank. As of March 31, 2008 we hold 84.97% of the ordinary capital of Finansbank. Finansbank's group of companies includes FinansLeasing, FinansInvest, Finans Portfolio Management, Finans Investment Trust, IBTech, Finans Pension and Finansbank Malta (together, "Finansbank Group"). See Item 4.A, "History and Development of the Company".

        Finansbank is the fifth largest private bank in Turkey in terms of total assets, loans and deposits, and offers a wide range of retail, commercial, corporate, private banking and international trade finance services. In addition, financial leasing, capital market, corporate finance, portfolio management and brokerage services are provided by Finansbank's subsidiaries. As at December 31, 2007, Finansbank operated through a network of 411 branches in 52 cities, of which 102 were opened during 2007, making it the seventh largest Turkish bank in terms of branch network. On December 31, 2007, Finansbank had 9,061 employees, a 16.9% increase from December 31, 2006.

        In 2007, Finansbank contributed €304.4 million in net profit to the Group compared to €77.3 million in 2006 (Finansbank was consolidated for only 135 days and 46% in fiscal year ending December 31, 2006, while in 2007 the percentage rose to 84.89%). Finansbank's income before tax was €376.2 million as at December 31, 2007 and €111.7 million as at December 31, 2006. As at December 31, 2007, total gross lending was €9,926.8 million while total deposits reached €8,435.1 million, compared to €6,786.8 million and €5,943.9 million, respectively, as at December 31, 2006. Total assets of Finansbank as at December 31, 2007 were €14.2 billion, accounting for 15.6% of our total assets compared to €10.7 billion and 14.1% as at December 31, 2006. In 2007, 23.1% of the Group's net income from continuing operations (before taxes) was derived from Turkish operations compared to 11% in 2006.

        In the analysis that follows of Finansbank's and its subsidiaries' business, all amounts are before elimination of intercompany transactions and balances.

Corporate Banking

        Finansbank's Corporate Banking Department serves large-scale corporate customers through its eight branches in the four largest cities in Turkey. In 2007, Finansbank's Corporate Banking credit risk exposure reached US$5 billion with a 35% increase in TRY cash loans, a 38% increase in FX cash loans and a 48% increase in foreign currency deposits, owing to the in-depth analysis of customer needs, corporate finance activities and syndication deals.

        Finansbank's Corporate Banking Department has benefited from integration into the NBG Group in 2007, taking advantage of NBG's reputation and experience in the international arena to launch post delivery finance products in the shipping sector and to enhance its credibility in the local syndication market.

Commercial Banking

        Finansbank's Commercial Banking Department serves mid-size companies located in 22 cities in Turkey. The Commercial Banking Department operates through its Head Office departments, its four Regional Management offices (three in Istanbul and one in Ankara) and an extensive distribution network that includes 51 branches. The strategy of the Commercial Banking Department is to serve a wider range of customers as their "House Bank" while obtaining sound and sustainable profitability. In the last quarter of 2007, the Commercial Banking Department opened six new branches in order to expand its sales channels.

        The Commercial Banking Department's deposit and loan volumes increased by 35% in 2007 to TRY 1,489 million from TRY 1,107 million in 2006. Cash TRY loans increased by 20% in 2007 to TRY 1,087 million from TRY 909 million in 2006 and foreign cash loans increased by 43% in 2007 to US$1,156 million from US$1.657 million in 2006.

Investment Banking

        Finansbank's Investment Banking Department consists of Project Finance, Corporate Finance and Technical Consulting. The Investment Banking Department acts as a consultant and solution partner in its client relations while fulfilling client needs via medium- to long-term loans and other products. Companies are provided with assistance and consultancy in such fields as project finance, privatization, contract finance and real estate development, financial valuation, acquisitions, financial restructuring, debt restructuring, syndication loans (including secondary loans), country-based strategic market analysis and industrial analysis.

        As of March 31, 2008, about 2,000 evaluation, follow-up and syndication projects together with almost 1,000 information memoranda, presentations to companies from a variety of industries, and country, sectoral, consultancy and valuation reports have been evaluated and approximately US$7.97 billion with an average maturity of three years have been disbursed.

        In 2007, 828 companies from 40 different industries have been covered. A total of 424 project reports have been prepared, including 222 project evaluation reports, 70 project monitoring reports, 19 syndication reports, 14 industrial analysis reports and one country-based strategic market analysis report. As at December 31, 2007, the medium- to long-term loan risk of Finansbank was approximately US$3.5 billion, including US$0.7 billion total risk of 15 syndication projects finalized throughout the year.

SME Banking

        The SME Banking Division has been serving Finansbank's SME clients since 2003. Finansbank was the first bank in Turkey to provide sector support packages, such as tourism and agriculture support packages, and it also pioneered the "Kobifinans" project to serve its clients' information and consultancy needs through magazines, internet portals and call centers. By the end of 2007, the SME Banking Division was active in 235 branches where total credit volume of SME Banking increased by 29% and the deposits 21%. SME Banking's market share in 2007 increased to 12.7% from 12.1% in 2006.

Retail Banking

        Finansbank's Retail Banking Division recorded significant loan growth in 2007. Finansbank's mortgage portfolio increased 64% from TRY 2.0 billion in 2006 to TRY 3.3 billion in 2007. This growth resulted in a market share increase in residential mortgage loans from 9.0% in 2006 to 10.55% in 2007. The car loan portfolio for individuals increased 21% from TRY 490 million in 2006 to TRY 593 million in 2007. The market share for individual car loans increased from 6.67% in 2006 to 7.14% in 2007, due to the development of close relationships with distributors and dealers around the country through various co-marketing campaigns that offer subsidies and other incentives. The consumer loan portfolio increased 100% from TRY 440 million in 2006 to TRY 878 million in 2007, while the market share in consumer loans increased from 2.48% to 2.91% during the same period.

        Finansbank's consumer deposit portfolio grew by 31.3% in 2007 faster than the Turkish market which grew at 16.3%. Consumer deposits and investment products portfolio reached TRY 7,334 billion, while consumer TRY time deposits increased by 39%, consumer TRY demand deposits increased by 44% and consumer foreign currency time deposits increased by 33% compared to 2006.

        The Micro Business Banking Department operates under Retail Banking and focuses on servicing all small business companies with an annual turnover of up to TRY 1 million and professionals such as doctors, lawyers, engineers and accountants.

Mutual Funds

        In 2007, Finansbank and Finans Portfolio Management introduced three new funds: FBIST (ETF) and QUANT, FINANS ANALIZ. Finansbank's market share in mutual funds grew due to the mutual funds volume in OH ("Automatic Account", a demand deposit account in which funds that exceed a certain threshold are invested in mutual funds by Finansbank for the benefit of the account holder), which is a key product for consumer banking. The introduction of the new funds was also the major contributor to the increase in market share. Market share as at December 31, 2007 increased to 3.63%.

Credit Cards

        In October 2007, CardFinans launched a new campaign with the concept "The Power is Yours". With this campaign, CardFinans introduced ten new product features including the following: Interest

Free Loans to Spend Promise, CardFinans in 15 minutes (instant card facility), Ready to Use Consumer Loan, Automatic Utility Payment, Cash Advance in Installments, Spend Alert Service, Detailed Statement Analysis and Unemployment Insurance. With "The Power is Yours" concept, from October 17, 2007 to January 17, 2007 almost 300,000 new card applications were acquired through alternative acquisition channels such as SMS, internet and outdoor marketing activities. The new instant card facility "CardFinans in 15 minutes" has been implemented in 49 branches throughout Turkey.

        During 2007 Finansbank increased its annual credit card spend volume from TRY 5.9 billion to TRY 9.3 billion, and its loans from TRY 1.6 billion to TRY 2.5 billion with a 50% growth rate that was above the market and its main competitors. As at December 31, 2007, Card Finans' loan market share was 9.2%, the highest level for the company. Monthly spend volume reached 8% market share and exceeded TRY 1 billion. Total cards have increased 19.2% from 2.6 million in 2006 to 3.1 million in 2007 growing faster than the market which grew at 15%.

        In May 2008, a draft law was presented to the Turkish parliament proposing to limit credit card interest rates to twice the average monthly interest rate on deposits. The monthly rate on deposits is set out by the Central Bank of Turkey. While it has not yet been submitted for review to the respective parliamentary committee and for approval to the general assembly of the Parliament, if passed by the general assembly, the proposed legislation would limit the monthly rate credit card providers can charge to an estimated 2.7% from 4.5%.

Alternative Delivery Channels

        As of December 31, 2007, 65% of all transactions were made through alternative delivery channels (the internet, phone banking, ATM, IVR and POS machines). The number of online banking customers reached over 661,000, an increase of 37% compared to 2006. The total number of transactions done through Finansbank Internet Banking increased by 27% in 2007.

        Finansbank's ATM network grew by 34% in 2007 as the number of ATMs reached 1,018 compared to 758 in 2006. ATM transaction volume increased by 81% in 2007. Visitors to the Finansbank website reached 2.9 million by the end of 2007. A special SMS channel was established as a new card acquisition channel.

Private Banking

        Finansbank's Private Banking Division has been providing investment products and asset management services to high net worth individuals in 2007 through six Private Banking Centers and 39 Private Banking Corners located in Finansbank's branches in all major cities throughout Turkey.

        Following internal forecasts on the performance of domestic and international markets and an analysis of the global political and economic situation, domestic and international investment instruments are offered by Private Banking to meet clients' needs. Recommended instruments include time deposits, mutual funds, emerging market bonds, T-bills and T-bonds, domestic and international equities and bonds, corporate bonds, currency exchange, forward contracts, futures and options, and structured products. Finansbank's Private Banking Division has 70 specialized financial advisors providing broad coverage of the client base and enhanced cross-selling of the division's range of products. The division's Private Banking Centers consistently support, develop, train and coach the branch teams in their effort to identify new high net worth clients as well as develop additional referral sources. Events and training are regularly organized to inform clients about the latest investment and business issues. In 2007, Finansbank Private Banking had approximately US$3 billion in assets under management, an increase of over 100% compared to 2006.

Finansbank's subsidiaries

        The most significant subsidiaries of Finansbank include the following:

Finans Invest

        Finans Invest was established in December 1996, and began operations in January 1997 on the ISE. The company provides a wide range of financial services to both individual and institutional investors, including investment counseling and brokerage services, portfolio management, fund investment services and corporate finance and international investment services. The company ranks third in trading volume of stocks on the ISE and has a 5% market share. Finans Invest's client portfolio was TRY 2.3 million as at December 31, 2007. Total assets of Finans Invest on December 31, 2007 amounted to TRY 73 million and its net profit as of December 31, 2007 was TRY 7.7 million.

Finansbank Malta

        Finansbank (Malta) Ltd. ("Finansbank Malta"), held through Finansbank's wholly-owned subsidiary Finans (Malta) Holdings Ltd., was established three years ago and currently accounts for 4.4% of the total assets of the Maltese banking sector. Total assets of Finansbank Malta reached TRY 2.8 billion as at December 31, 2007 and its net profit as of December 31, 2007 is TRY 51.4 million.

Finans Leasing

        Finans Leasing was established in March 1990. As at December 31, 2007 Finans Leasing ranked third in the leasing sector with a total business volume representing a market share of 8.7%. Finans Leasing's target customer segment is SMEs and it was one of the first leasing companies in Turkey to identify the investment needs of SMEs, targeting them as a distinct market segment. Finans Leasing has a diversified lease portfolio in terms of industries with the proportion of finance lease receivables as at December 31, 2007 of: construction (19.4%), agriculture (15.4%), health (9.7%), manufacturing (9.5%), textiles (12.3%), transportation and communication (6.2%) and metallurgy and mining (10.6%). In 2007 Finans Leasing grew faster than the leasing sector in Turkey as a whole. As at December 21, 2007, total assets of Finans Leasing reached TRY 1,181 million and its net profit was TRY 50.4 million compared to TRY 679 million and TRY 41.6 million respectively, in 2006.

Finans Portfolio Management

        Finans Portfolio Management was established in September 2000. As a financial product innovator, Finans Portfolio Management currently manages five Exchange Traded Funds, 11 Mutual Funds, two Funds of Funds and one Closed-end Fund. Finans Portfolio Management also manages discretionary portfolios for high net worth individuals and select institutional clients. Finans Portfolio Management's market share in the mutual funds industry (including ETFs) was 3.62% as at December 31, 2007. As at the same date, total assets amounted to TRY 15.9 million and net profit (including ETFs) was TRY 3.5 million.

Finans Investment Trust

        Finans Investment Trust was established in 1995 and its shares have been traded on the ISE since 1996. It is a closed-end investment company, managing portfolios composed of capital and money market instruments. Finans Investment Trust's total assets amounted to TRY 28.4 million as at December 31, 2007, and its net profit as of December 31, 2007 was TRY 3.5 million.

        Selected financial information with respect to Finansbank as at December 31, 2007 is provided in the table below:

	Turkish lira	US$(1)
	(in millions)	(in millions)
Total Assets	23,845	18,500
Net Loans	16,721	12,973
Total Deposits	15,067	11,690
Net Income	619	480

(1)
Solely for the convenience of the reader, the translation of Turkish lira into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = 1.2889 Turkish lira as at April 30, 2008.

Foreign Banking Operations

        The Bank's foreign banking operations include banking subsidiaries in six countries: NBG Cyprus, Stopanska Banka A.D.–Skopje, based in Skopje, FYROM, United Bulgarian Bank AD–Sofia (UBB), with its headquarters in Sofia, Bulgaria, Banca Romaneasca SA based in Bucharest, Romania, Vojvodjanska in Serbia and the South African Bank of Athens as well as other subsidiaries, mainly in the leasing sector. Our foreign banking operations contributed €372.3 million or 28.2% of net income to the Group and accounted for €11,383.1 million or 12.5% of Group total assets. Likewise total gross loans were €8.4 billion at December 31, 2007, up 60.6% from €5.2 billion at December 31, 2006, while deposits surpassed €7.6 billion at December 31, 2007, up 32.9% from €5.7 billion at December 31, 2006.

        Our foreign banking network is described below. In the analysis that follows, all amounts are before elimination of intercompany transactions and balances.

National Bank of Greece S.A.: Foreign Branches

        As at December 31, 2007, the Bank had 28 foreign branches in five countries, including one in the United Kingdom, one in Guernsey, 24 in Albania, one in Cyprus and one in Egypt. Additionally, we have two overseas representative offices in Australia. The London branch principally serves large corporate and shipping clients and also offers private banking services. The majority of assets and loans of the Bank attributable to our foreign branches are held in London. During 2007, we increased our branches in Albania from 13 as at December 31, 2006 to 24 as at December 31, 2007. Total loans in our Albanian branch network increased by 93% (from €103 million as at December 31, 2006 to €197 million as at December 31, 2007), while deposits increased by 43% (from €81 million as at December 31, 2006 to €115 million as at December 31, 2007). Currently, the Bank's branches in Albania lend primarily to certain of the Bank's established Greek corporate clients operating in that country, but also to certain local corporate clients that have significant liquid assets and other collateral.

        The table below provides selected financial information of the Bank's foreign branches as at and for the year ended December 31, 2007, on a total basis before consolidation adjustments:

	EUR	US$(1)
	(in millions)	(in millions)
Total Assets	4,667	7,266
Net Loans	3,038	4,730
Total Deposits	2,552	3,973
Net Income	101	157

(1)
Solely for convenience of the reader the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = €0.6423 on April 30, 2008.

        The table above relates solely to the Bank's foreign branches and not to the branches of the Bank's foreign subsidiaries.

United Bulgarian Bank AD–Sofia (UBB)

        United Bulgarian Bank AD–Sofia ("UBB") is a commercial bank with headquarters in Sofia, which provides retail and corporate finance services in Bulgaria. We acquired 89.9% of the share capital of UBB in 2000, and currently hold a 99.9% interest in UBB. In 2007, the UBB branch network continued to expand, opening 56 branches in cities and towns throughout Bulgaria and 5 in-store branches. During 2007, UBB opened seven business centers, dedicated entirely to servicing SME customers. At December 31, 2007, the UBB distribution network included 229 units (37 full functional branches, 152 basic branches, 33 in-store branches and 7 business centers). In 2007, UBB recorded 81.4% growth in its loan portfolio compared to 2006, due to a 93.7% growth in corporate loans and 69.3% growth in its retail loan portfolio. In 2007, UBB's market share in Bulgaria was 11.2% for corporate loans, 18.3% for consumer loans and 18.5% for mortgage loans, while it maintained its market share of 10.1% in non-bank customer deposit base. As at December 31, 2007, UBB operated over 680 ATMs, representing a market share of approximately 16%, and over 5,600 POS terminals in Bulgaria, representing a market share of approximately 18%. During 2007, UBB was the bank with the highest number (over 111,000) of issued international credit cards in Bulgaria under the logos of MasterCard, VISA and VISA Electron, realizing a respective market share of 35%. UBB also holds a 18% market share with respect to debit cards in Bulgaria.

        Selected financial information with respect to UBB as at and for the year ended December 31, 2007 is provided in the table below.

	Bulgarian leva	US$(1)
	(in millions)	(in millions)
Total Assets	6,122	4,864
Net Loans	4,900	3,893
Total Deposits	4,643	3,689
Net Income	188	149

(1)
Solely for the convenience of the reader, the translation of Bulgarian leva into U.S. dollars has been made at the rate of US$1.00 = BGN1.2586, the fixing rate as announced by the Bulgarian central bank as at April 30, 2008.

Banca Romaneasca SA

        Banca Romaneasca SA ("Banca Romaneasca") is a universal bank which provides a wide range of retail, SME and corporate banking services in Romania. We acquired 81.7% of the share capital of Banca Romaneasca in October 2003. In order to support its further development, Banca Romaneasca implemented two share capital increases, following which our participation in Banca Romaneasca increased to 88.7%. The European Bank for Reconstruction and Development ("EBRD") is the second largest shareholder of Banca Romaneasca, with 10.18% of its share capital. In March 2008, the extraordinary general meeting of Banca Romaneasca's shareholders approved a share capital increase of RON 172.5 million, the subscription period of which was completed on May 16, 2008, and to which both the Bank and EBRD subscribed. The capital raised was RON 172.5 million.

        As at December 31, 2007, Banca Romaneasca had a countrywide distribution network consisting of 122 banking units and operated a network of 146 ATMs. Banca Romaneasca was the first bank in Romania to provide money-transfer services, as at December 31, 2007 offering such services in 960 locations across the country. Banca Romaneasca launched several new products and services during 2007, primarily dedicated to SME and retail activity, and increased its overall (total assets) market share from 2.1% up to 2.7%, according to statistics published by the Central Bank of Romania.

        Selected financial information with respect to Banca Romaneasca as at and for the year ended December 31, 2007, is provided in the table below.

	Romanian Lei	US$(1)
	(in millions)	(in millions)
Total Assets	6,825	2,883
Net Loans	4,600	1,943
Total Deposits	5,967	2,520
Net Income	40	17

(1)
Solely for the convenience of the reader, the translation of Romanian lei into U.S. dollars has been made at the rate of US$1.00 = RON 2.3674, the fixing rate as announced by the Central Bank of Romania as at April 30, 2008.

Stopanska Banka A.D.–Skopje

        Stopanska Banka A.D.–Skopje ("Stopanska Banka") is a universal bank headquartered in Skopje and registered in FYROM that provides payment transfers, brokerage, credit and deposit-taking services in FYROM and abroad. In 2000, we acquired a controlling interest in Stopanska Banka, and currently hold a 73.04% stake, while EBRD and IFC participate holding a stake of 10.8% each, and the remaining 5.4% is held by other minor shareholders. Stopanska Banka operates the largest branch network in FYROM, with a dense country-wide network of ATMs and POS terminals. Following its latest reorganization activities, Stopanska Banka currently has 25 branches, which in turn manage 35 sub-branches, and continues the transformation of its branch network into modern sales outlets. Stopanska Banka is also a leader in e-banking within FYROM, promoting Internet and SMS banking and offering its clients electronic payment facilities. Stopanska Banka aims to continue improving its loan portfolio by targeting high net worth customers, such as SMEs and large companies. As at December 31, 2007, Stopanska Banka's market share in FYROM was 39.0% in retail lending, 28.7% in retail deposits, 22.6% in corporate lending and 28.1% in corporate deposits, according to statistics published by the National Bank of FYROM.

        Selected financial information with respect to Stopanska Banka as at and for the year ended December 31, 2007, is provided in the table below:

	Macedonian dinars	US$(1)
	(in millions)	(in millions)
Total Assets	54,851	1,383
Net Loans	32,680	824
Total Deposits	47,031	1,186
Net Income	1,106	28

(1)
Solely for the convenience of the reader, the translation of Macedonian dinars into U.S. dollars has been made at the rate of US$1.00 = 39.65 Macedonian dinars; the fixing rate as announced by the National Bank of FYROM as at April 30, 2008.

National Bank of Greece (Cyprus) Ltd.

        The National Bank of Greece (Cyprus) Ltd. ("NBG Cyprus"), which has its headquarters in Nicosia, has 16 branches, two satellite branches and three foreign exchange bureaus. NBG Cyprus provides a wide range of commercial and retail banking services. In 2007, NBG Cyprus maintained its policy of growth of its loans and deposits portfolio through the introduction of new mortgage and retail credit products.

        Selected financial information with respect to NBG Cyprus as at and for the year ended December 31, 2007, is provided in the table below:

	Cyprus pounds	US$(1)
	(in millions)	(in millions)
Total Assets	630	1,675
Net Loans	338	900
Total Deposits	580	1,543
Net Income	1	3

(1)
Solely for the convenience of the reader, the translation of Cyprus pounds into euro has been made at the rate of 1 Cyprus pound = 1.70860 EUR determined by reference to the fixing rate as announced by the Central Bank of Cyprus. The translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = 0.6423 EUR as at April 30, 2008.

The South African Bank of Athens Ltd.

        The South African Bank of Athens Ltd. ("SABA"), which we founded in 1947, has ten branches across South Africa, primarily in urban centers. SABA offers traditional commercial and retail banking services, with particular emphasis on retail and commercial banking services for the SME market in South Africa. In 2007, the Bank continued to attract new business in the SME sector, increasing its loans (net of allowance for loan losses) by 66% compared to 2006.

        Selected financial information with respect to SABA as at and for the year ended December 31, 2007, is provided in the table below:

	South African rand	US$(1)
	(in millions)	(in millions)
Total Assets	1,143	151
Net Loans	943	125
Total Deposits	1,022	135
Net Income	12	2

(1)
Solely for the convenience of the reader, the translation of South African rand into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = 7.5685 South African rand as at April 30, 2008.

Vojvodjanska Banka a.d. Novi Sad

        In December 2006, we acquired a 99.4% stake in Vojvodjanska Banka a.d. Novi Sad ("Vojvodjanska"). In October 2007 NBG became the sole shareholder of Vojvodjanska. Vojvodjanska is the ninth largest Serbian bank in terms of assets and has the third largest branch network in the country with 169 branches.

        Following relevant decisions of the shareholders' general assemblies of Vojvodjanska and NBG Beograd, dated January 3, 2008, the latter has been absorbed by the former and the merger was completed on February 14, 2008. As a result of this merger, our total presence in the Serbian market amounts to 204 branches.

        Vojvodjanska's (stand-alone) market shares in customer deposits and loans as at December 31, 2007 were approximately 4% and 5%, respectively. Furthermore, its 169 branches serve over 1,097,000 private accounts and 84,000 SME and large company accounts. Vojvodjanska is also a leading issuer of Visa debit and credit cards and DinaCards and has a market share of approximately 7% of Serbia's domestic and international payments.

        Selected financial information with respect to Vojvodjanska and NBG Beograd on a consolidated basis as at December 31, 2007, is provided in the table below:

	Serbian dinars	US$(1)
	(in millions)	(in millions)
Total Assets	85,416	1,645
Net Loans	39,464	760
Total Deposits	61,184	1,179
Net income	2,208	43

(1)
Solely for the convenience of the reader, the translation of Serbian dinar into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = 51.9137 Serbian dinars as at April 30, 2008.

        In February 2007, the Bank's branch network in Serbia consisting of 24 branches became the NBG Beograd subsidiary, which was subsequently merged with our other subsidiary bank in Serbia, Vojvodjanska, in February 2008.

Leasing Services

        As part of its foreing banking operations, the Group offers Leasing services through certain of its foreign subsidiaries.

Interlease E.A.D.

        Interlease E.A.D. ("Interlease"), a wholly-owned subsidiary of the Group, operates in the Bulgarian leasing industry. In 2002, Interlease established a subsidiary company, Interlease Auto E.A.D., specializing in the car leasing sector. A major leasing provider in Bulgaria, Interlease achieved a market share of 28% and 32% in equipment and car leases, respectively, in 2007. In 2007, Interlease achieved a 21% market share in the real estate sector. Income and total assets of the company have grown steadily. As at December 31, 2007, Interlease's income before tax amounted to €8.4 million and total assets were approximately €420.5 million compared to €5.9 million and €250 million, respectively, in 2006. In line with its cross-selling strategy, Interlease offers its leasing services in Bulgaria through the Group's Bulgarian subsidiary, UBB. Interlease possesses a fully diversified client portfolio, consisting of lessees from almost all sectors of the country's economic activity, focusing on the transportation and industrial equipment industries.

Eurial Leasing IFN S.A.

        Eurial Leasing IFN S.A. ("Eurial"), operates in the leasing industry of Romania. In 2005, NBG acquired a 70% stake in Eurial. Before the acquisition, Eurial operated primarily in the automobile leasing sector, being the major lessor of Peugeot automobiles in Romania. Following Interlease's success in Bulgaria, Eurial has adopted a strategy of supporting its clientele via alternative financial services, together with cross-selling operations. The Group plans to enhance Eurial's structure and expand its activities to cover the full spectrum of leasing services, making it one of the leading leasing companies in Romania. In 2007, Eurial achieved income before tax and total assets of €4.0 million and €240.5 million respectively compared to €3.0 million and €104 million, respectively, in 2006, with a market share of 6%.

NBG Leasing d.o.o.—Belgrade

        NBG Leasing d.o.o.—Belgrade ("NBGL"), a wholly-owned subsidiary of NBG, operates in the Serbian leasing market. Acquired in 2007, NBGL operates in the automobile, commercial vehicle and equipment leasing sectors. Following the Group's success in the Bulgarian leasing market, NBGL has adopted the strategy of supporting its clientele via alternative financial services, together with cross-

selling operations. In this aspect, NBGL established a subsidiary company, NBG Services d.o.o.—Belgrade, in order to exploit additional income sources, such as operational leasing. In 2007, NBGL achieved €18.6 million of total assets having a market share of 2% and experiencing a loss of €481.9 thousand.

Future Expansion

        We are currently evaluating potential acquisitions in SEE, Eastern Europe and the Southeastern Mediterranean region. See Item 4.B, "Business Overview—Strategy".

Investment Banking and Global Investment & Private Banking

Investment Banking

        In addition to our domestic activities, we also conduct investment banking business in London through NBGI, which also has a private equity and venture capital business conducted in its London and Athens offices.

        NBGI's Debt Capital Markets team completed several key public transactions in 2007 while further expanding its private placement transactions across the countries of coverage. NBGI's key debt capital markets deals included the arrangements and executions of the Hellenic Republic's new €4 billion 30-year bond and the Hellenic Republic's inaugural €1 billion, 50-year private placement. The Debt Capital Markets team also successfully completed the €1.5 billion, two-year senior bond for the Bank. The second half of 2007 was marked by the international credit crisis as well as by the slow-down of fixed income activities in Greece.

        In 2007, NBGI's Debt Capital Markets team expanded its origination coverage in SEE and broadened both its product base (such as private placement financings and covered bonds) and its client base.

        2007 was also a successful year for NBGI's Equity Capital Markets team with NBGI playing an important role in a large number of Greek equity offerings. NBGI acted as a joint bookrunner in the secondary offerings of OTE (€90 million), Halcor (€90 million), and the Hellenic Exchanges SA (€80 million). NBGI was also engaged as a joint global co-ordinator in the IPO of Aegean Airlines (€543 million), held a co-lead manager role in the secondary offering of Greek Postal Savings Bank (€510 million) and was a selling agent in the secondary offering of OTE (€1.1 billion). NBGI's success in placing Greek stock to international investors extended beyond the ATHEX to include significant international transactions and building expertise in shipping initial public offerings ("IPOs"). NBGI played an instrumental role in the London AIM-listed IPOs of Hellenic Carriers (US$200 million) as the lead manager and Globus Maritime (GBP 86 million) as a selling agent.

        The NBGI Corporate Finance Advisory team successfully undertook projects with major corporate clients in key transactions during 2007. NBGI advised Mytilineos on the merger of its energy assets to form Endesa Hellas, one of the largest non-banking transactions in Greece of the past three years. NBGI also acted as the advisor of J&P Avax on the tender for ATHENA ATE. In 2007 NBGI forged productive cooperation with Finansbank's Investment Banking team, promoting cross-border transactions.

        NBGI had revenues of €16.3 million and €27.3 million in 2007 and 2006, respectively.

Stock Brokerage

        National P&K Securities S.A. ("National P&K Securities") is our brokerage arm and was founded in 2007 following the merger of our former subsidiary companies National Securities S.A. and P&K Securities S.A. National P&K Securities offers the full spectrum of investment services to both individual and institutional customers and it commands a leading position in the Greek securities markets. As at December 31, 2007, National P&K Securities had a combined market share of 20.81% (National Securities 10.01% and P&K Securities 10.80%) of trades brokered by total trading volume on the ATHEX, ranking first in terms of total trading volume, compared with a 16.78% market share held by EFG Securities, and a 17.77% market share by Investment Bank of Greece. In 2006, National P&K Securities' combined market share was 23.87% (National Securities 11.62% and P&K Securities 12.25%).

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

Venture Capital

        In 2007, NBGI implemented a number of structural changes, increasing its funds under management to €570 million from €420 million in 2006 (including undrawn amounts). Its activities focused on three main investment areas: the United Kingdom and Western Europe, Greece and other SEE countries, and technology. Funds are managed by NBGI's subsidiary NBGI Private Equity Limited ("NBGI Private Equity").

NBGI Private Equity Limited

        NBGI Private Equity, has offices in London, Athens, Paris and Bucharest and manages the following private equity funds: NBG Private Equity Fund LP, with an initial capitalization of €100 million, and NBGI Private Equity Fund II LP, with a capitalization of €150 million, both investing in small to mid-size "traditional economy" companies and with a geographic investment focus on the United Kingdom and continental Europe; NBG South Eastern Europe Fund LP, with a capitalization of €100 million; the NBGI SEE Development Capital Fund LP, also with a capitalization of €100 million and NBGI SEE Real Estate LP, with a capitalization of €50 million, both investing in companies in Greece and in companies which are headquartered or have a significant part of their activities in Central and Eastern Europe (with a focus on Balkan countries), the former Soviet Union, Cyprus and other markets in SEE; NBG Technology LP, with a capitalization of €42 million, and NBGI Technology Fund II LP, with a capitalization of €30 million, both investing in early stage investments in information technology, telecommunications and new media throughout Europe.

NBG Private Equity Fund LP and NBGI Private Equity Fund II LP

        The NBG Private Equity Fund LP is a €100 million fund created in August 2000 to invest in small- to medium-size traditional economy United Kingdom companies. The Bank is the sole investor in the fund.

        During 2007, the NBG Private Equity Fund LP ("UK Fund I") made three further successful exits, and now has an excellent track record of exiting six of its 13 investments realizing an overall gross IRR of 76% and a money multiple of 6.9x. During the year, UK Fund I made its first ever exit by IPO, with the admission of "Superglass Holdings plc" to the Official List on the London Stock Exchange in June 2007.

        NBGI Private Equity Fund II LP ("UK Fund II") held its first closing on June 20, 2007 at £62.4 million with NBG acting as cornerstone investor with external investors also participating. With further investment from external investors, the fund size is expected to grow to over £100 million, which has been underwritten by NBG. The UK Fund II made its first investment in 2007, investing £5.9 million in its first investee company.

NBG South Eastern Europe Fund LP, NBGI SEE Development Capital Fund LP and NBGI SEE Real Estate Fund LP

        The NBG Greek Private Equity Fund LP was originally established in February 2004 with a capital commitment of €20 million from the Bank. It is a UK limited partnership. In 2005 this fund was restructured and its scope widened in order for it to take advantage of the opportunities arising in SEE markets. In March 2006 this fund was renamed to NBG South Eastern Europe Fund LP and the commitment of the Bank, the sole investor in the fund, was increased to €100 million. As at the end of 2007, the NBG South Eastern Europe Fund LP has made two investments in Dodoni Ice-Cream SA and AKTO SA.

        The NBGI SEE Development Capital Fund LP sits alongside the NBG South Eastern Europe Fund LP and also has a commitment of €100 million from the Bank, the sole investor in the fund. This fund was formally closed in March 2007 and will primarily seek to invest in SMEs which are incorporated in or whose business operations are in Greece and in companies which are headquartered in or have a significant part of their activities in Central and Eastern Europe (with a focus on Balkan countries), the former Soviet Union, Cyprus and other markets which, at the discretion of the fund's manager, are considered to be in the SEE area. Both of these funds are structured as English limited partnerships.

        In Greece and the SEE area, NBG Private Equity Ltd now manages targeted funds of €250 million and operates from London, Athens, Romania and Bulgaria to take advantage of the buy-out and expansion capital opportunities that these markets provide. During 2007, NBG SEE Fund and NBG SEE Development Capital Fund made its first three investments totaling €20.7 million, in two buy-outs and one expansion capital investment, all in Greece.

        NBGI SEE Real Estate Fund LP invests in small to mid-size real estate or real estate owning companies, with a geographic focus in the SEE area. The fund's first closing was held on September 19, 2007 with NBG as the sole investor committing €50 million. The target size of the fund is €100 million with further commitments sought from external investors for the second closing.

NBG Technology LP

        NBG Technology LP is a UK limited partnership, established in 2001 and currently has capital commitments of €42 million, half of which have been committed by the Bank. NBG Technology LP aims to invest primarily in the equity or equity-related capital of unlisted SMEs operating in the technology, media and telecommunication sectors throughout Europe. NBGI Private Equity Limited is the manager of the fund and employs a specialist team of investment professionals to manage the Fund, under the brand "NBGI Ventures".

        In 2007, NBG Technology LP completed its first exit in 2007, successfully selling its remaining shareholding in Direct Energie SA in November. The successor fund, the NBGI Technology Fund II LP, was closed in August 2007 at €30 million, with NBG as the sole investor, but with the aim of attracting external investors up to final close with a minimum target of €60 million. As at December 31, 2007, NBG Technology Fund II LP had made three new investments, committing a total of €8.7 million.

NBG Greek Fund Limited

        NBG Greek Fund Limited, a Cypriot company wholly-owned by the Bank, was established in 1998 with committed capital of €44 million. The scope of NBG Greek Fund Limited is to invest primarily in rapidly growing Greek companies. In 2004, NBG Greek Fund Limited reduced its committed capital down to €15 million and is divesting its current holdings which, at the end of 2007, had an estimated market value of about €2 million.

Insurance

        We provide insurance services primarily through our wholly-owned subsidiary, Ethniki Hellenic General Insurance S.A. ("EH"). EH offers a full range of products such as life, accident and health insurance for individuals and groups, fire, calamity, credit, motor, marine hull and cargo insurance, and general third party liability. Through the expertise of its personnel and the reorganization of its internal procedures, EH provides advanced insurance solutions that can meet the demands of the increasingly competitive Greek insurance market.

        EH provides insurance products through 58 branch offices, 165 sales agencies with 2,473 tied agents, who sell only EH Insurance products, and 1,341 independent insurance brokers. In addition, insurance products are distributed to consumers through the Bank's extensive branch network.

        In the Greek insurance market, EH further strengthened its leading position during 2007 by increasing its market share to 16.7% compared to 15.8% in 2006. Particularly, in regards to Non-Life insurance business, gross written premiums reached €403.9 million in 2007 compared to €391.7 million in 2006, ranking EH in the first place of the Greek market with a market share of 14.7%, well ahead of its closest competitor, Interamerican EEA Non-Life, which had a market share of 5.9%.

        The increase in gross written premiums in the Property business reached 13%, outperforming the 8% market increase. Moreover, 52.4% of its portfolio relates to household property cover. Although the Motor business decreased compared to the previous year, EH's new commercial policy in 2007 achieved an increase of 40% in new applications and a 12% reduction in the cancellations compared to 2006.

        In the Life business, gross written premiums reached €439.5 million compared to €343.5 million in 2006, (before elimination of intercompany transactions and balances), an increase of 28.0%. This achievement is mainly attributed to the bancassurance products "Prostheto+" and "Frontizo", with €129.7 million in premiums in 2007 compared to €102.6 million in 2006.

        In addition, Individual Life new business increased by 24%, compared to 2006, outperforming the market. Insurance penetration in the Bank's mortgages portfolio reached approximately 85% for fire and allied perils and 70% for term life coverage.

        Moreover, EH's agency sales network further improved its mortgage loan sales, while its assure banking annual sales target was exceeded by 18%.

        With a view towards expansion in SEE, EH operates two Cypriot subsidiaries in collaboration with NBG Cyprus which are active in Life and Non-Life insurance business. EH also operates in Romania, where it holds a 95% share in Societate Comerciala Asigurari Garanta S.A. ("Garanta"), following the merger of another subsidiary of EH in Romania, NBG Asigurari, in to Garanta, on June 20, 2007. Garanta offers consumer credit insurance and personal accident products through the network of four banks, namely Banca Romaneasca, Alpha Bank Romania, Pireaus Bank Romania and Romextera.

        In Bulgaria, EH, in partnership with UBB and American International Group Inc. ("AIG") operate two insurance companies: UBB AIG Life Insurance Company and UBB AIG Insurance & Reinsurance Company, one for Life and one for Non-life insurance, respectively. EH and UBB each hold a 30% share of each company's share capital. The main scope of these companies is to promote bancassurance products in the Bulgarian market. Additionally, on March 27, 2007, EH, in partnership with UBB, founded UBB—Insurance Broker AD, and holds 20% of its share capital.

        National Insurance Brokerage SA, a Greek insurance broker acquired in 2005 by EH, contributes to the further expansion of services provided in the maritime and aviation insurance markets, as well as for risks regarding port-structuring projects.

        In May 2007, Finansbank applied to the General Directorate of Insurance in Turkey and received permission to establish Finans Emeklilik ve Hayat A.S. ("Finans Pension"). This new company has completed its corporate organization and obtained a license to conduct life, personal accident and pension insurance business. Finans Pension's total assets amounted to TRY 11.1 million as at December 31, 2007, and its net loss as of December 31, 2007 was TRY 1.52 million.

Bancassurance Products

        We also provide insurance services through another of our subsidiaries, NBG Bancassurance S.A. ("NBG Bancassurance"). NBG Bancassurance acts as an agent providing intermediary services between our customers and insurance underwriters. NBG Bancassurance assumes no insurance underwriting risk itself.

        In 2007, NBG Bancassurance continued its penetration in the area of bancassurance, providing innovative products that aim both to improve efficiencies to our extensive network and develop synergies between Group companies.

        NBG Bancassurance provides two categories of products:

  1.
  Insurance products associated with banking.

    These products are:

    •
    Real estate insurance on properties for which a mortgage loan has been granted by the Bank;

    •
    Payment protection insurance for customers for whom a consumer loan has been granted by the Bank; and

    •
    Life and disability insurance for mortgage loan borrowers.

  2.
  Investment-saving-retirement insurance products.

    In 2006, the Bank presented its new pension program "Prostheto+". It is targeted at individuals with available deposits in order to secure a guaranteed pension for life, which the customer buys through a lump sum payment. Customers choose the amount of the guaranteed pension as well as the age at which they wish to receive such pension. Customers have the flexibility to borrow part of the payment through a loan with a competitive interest rate. Also in 2006, a new program "Frontizo" was presented by the Bank, where the customers secure a lump sum payment for their children when they reach a specific age. The Bank continues to sell the "Triploun" program, an investment/insurance program which has a guaranteed return of 2% annually.

    During 2007, the Bank presented two new programs:

    •
    The pension program "Prostheto+ monthly", targeted at individuals without available deposits in order to secure a guaranteed pension for life, which customers buy through monthly payments. Customers choose the amount of the guaranteed pension as well as the age at which they wish to receive such pension.

    •
    The saving program "Frontizo monthly", targeted at individuals without available deposits in order to secure a guaranteed lump sum payment for their children when they reach a specific age.

        Gross written premiums of bancassurance products of EH Insurance sold through the Bank in 2007 were €198.3 million, an increase of 52.2% from €130.3 million in 2006.

        Bancassurance products contributed approximately 25.1% of EH's total turnover in 2007, compared to 18.9% in 2006. In particular, bancassurance life products accounted for approximately 36% of EH's total life insurance production for 2007.

        Based on statistics provided by the Association of Greek Insurance Companies, we believe that the Greek insurance market is still immature and we consider this market to have strong growth potential. The share of insurance premium to GDP in Greece is 2.1%, below the corresponding EU-wide share.

Other—Greek Operations

Consulting and Professional Training

        Ethnodata S.A. ("Ethnodata") and its subsidiary, Ethnoplan S.A. ("Ethnoplan"), both Group companies, provide consulting and development in the area of information systems and software to other companies in the Group and to third parties. In addition, the Bank runs a training center for its employees as well as for other banks in Greece and abroad. The Bank's training center offers training courses and participates in programs funded by the EU.

        We also engage in business consultancy services through Planet S.A., a business consultancy firm based in Athens in which the Bank holds a 31.18% stake.

Hotel Business

        NBG has a strong presence in the tourism sector, mainly through the Bank's subsidiary, Astir Palace Vouliagmenis S.A. (the "Astir Palace"), owner of the Astir Palace Hotel Complex, which is currently under the management of Starwood Hotels & Resorts Worldwide Inc.

        In 2007, Astir Palace also invested €11.1 million in renovations. Major investment projects currently in progress include the full restoration of the hotel's bungalows, the "Club House" restaurant and "Astir Beach". The 165-room Afrodite Hotel is currently undergoing an extensive renovation that will eventually be rebranded as the "W Athens" Hotel.

Significant Equity Method Participations

        Our equity method investment portfolio includes participations in Greek corporations.

        The following table sets out equity participations in which we hold in excess of 20% but less than 50%, or in which we do not have control as at December 31, 2007:

		December 31, 2007
	Name	Country of incorporation	% Interest held by Group	Reported book value(1)
				(EUR in thousands)	(US$ in thousands)(2)
1.	Social Securities Funds Management	Greece	40.00%	801	1,247
2.	Phosphate Fertilizers Industry S.A	Greece	24.23%	—	—
3.	Larco S.A.	Greece	36.43%	34,719	54,054
4.	Siemens Entreprise Communications A.E.	Greece	30.00%	18,867	29,374
5.	Eviop Tempo S.A.	Greece	21.21%	3,020	4,702
6.	Teiresias S.A.	Greece	39.34%	283	441
7.	Hellenic Countryside S.A.	Greece	20.23%	356	554
8.	Pella S.A.	Greece	20.89%	—	—
9.	Planet S.A	Greece	31.18%	3,624	5,642
10.	Europa Insurance Co SA	Greece	28.00%	2,018	3,142
11.	UBB AIG Insurance and Reinsurance Company	Bulgaria	59.97%	2,026	3,154
12.	UBB AIG Life Insurance Company	Bulgaria	59.97%	2,465	3,838
13.	Drujestvo za Kasova Deinost A.D.	Bulgaria	24.98%	1,242	1,934

(1)
As reflected in the U.S. GAAP Financial Statements of the Group at December 31, 2007 under the equity method of accounting.

(2)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = €0.6423 as at April 30, 2008.

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

        UBB AIG Insurance and Reinsurance Company and UBB AIG Life Insurance Company are jointly controlled by Group companies UBB and EH and companies of AIG.

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

        The Bank itself competes with national, regional and foreign banks throughout Greece and abroad. There were 47 universal banks (i.e. banks that provide all types of banking services, including retail, commercial and investment banking), both domestic and foreign, in Greece as at December 31, 2007. The top six domestic universal banking groups in Greece accounted for approximately 81% of the total assets attributable to domestic and foreign universal banks as at December 31, 2007.

        For more information on the breakdown of assets, loans outstanding and deposits in the universal banking sector for the Bank and our five main competitors in Greece, please refer to "—Overview of the Banking Services Sector in Greece—Competition" in this Item 4.B.

Regulation and Supervision of Banks in Greece

        The Bank of Greece is the central bank in Greece. It is responsible for the licensing and supervision of credit institutions in Greece, in accordance with Law 3601/2007, Law 2076/1992, Law 2832/2000 (Deposit Guarantee Fund), Law 2331/1995 (Anti-money laundering) and other relevant laws of Greece, each as amended. It also has supervision and regulatory powers relating to the operation of credit institutions in Greece.

        The regulation of credit institutions under Greek law was substantially amended pursuant to the following:

  (a)
  Directive 2006/48/EC on the taking up and pursuit of the business of credit institutions and Directive 2006/49/EC on the capital adequacy of investment firms and credit institutions, which were incorporated with the Law 3601/2007 and the subsequent Bank of Greece Governor's Acts 2587 (Determination of own funds of credit institutions), 2588 (Minimum capital requirements for credit risk according to the standardized approach), 2589 (Minimum capital requirements for credit risk according to the internal ratings based approach), 2590 (Minimum capital requirements for operational risk), 2591 (Minimum capital requirements for market risk), 2592 (Publication of information on capital adequacy, risks and risk management), 2593 (Calculation of risk weighted assets for securitization positions), 2594 (Counterparty risk), 2595 (Internal capital adequacy assessment process), 2596 (Supervision and control of large exposures), which were issued in August 2007 and apply from January 1, 2008; and

  (b)
  Directive 2004/39/EC (Markets in Financial Instruments) was incorporated by the Law 3606/2007.

        Credit institutions operating in Greece are obliged to observe the liquidity ratios prescribed by the Bank of Greece (Act No. 2560/1.4.2005 of the Governor of the Bank of Greece), maintain efficient internal audit, compliance and risk management systems and procedures (Act No. 2577/9.3.2006 of the Governor of the Bank of Greece, as amended by Act No. 1943/2007 of the Governor of the Bank of Greece and Decision No. 1839/2006 of the Bank of Greece), submit to the Bank of Greece periodic reports and statements and provide it with such further information as it may require, and (in connection with certain operations or activities) make notifications to or request the prior approval (as the case may be) of the Bank of Greece, in each case in accordance with the applicable laws of Greece and the relevant Acts, Decisions and Circulars of the Bank of Greece (each as in force from time to time).

        Pursuant to Law 3601/2007, the Bank of Greece Governor's Acts and other relevant laws of Greece, the Bank of Greece has the power to conduct audits and inspect the books and records of credit institutions. In case of breach, the Bank of Greece is empowered to require the relevant credit institution to take appropriate measures to remedy the breach, impose fines, appoint an administrator and finally (where the breach cannot be remedied or in case of insolvency) revoke the license of the credit institution and place it into special liquidation under its supervision. In the case of insufficient liquidity of a credit institution, the Bank of Greece may order a mandatory extension of its due and payable obligations for a period not exceeding two months (which can be extended for a further one-month period) and appoint an administrator under its supervision.

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

  •
  The sale of durables on credit; and

  •
  Consumer credit and personal loans.

        Limitations apply to the compounding of interest. In particular, the compounding of interest with respect to bank loans and credits only applies if the relevant agreement so provides and is subject to limitations that apply under article 30 of Law 2789/2000 (as amended by article 42 of Law 2912/2001 and article 47 of Law 2873/2000) and article 39 of Law 3259/2004. See Item 5, "Operating and Financial Review and Prospects—Key Factors Affecting our Results of Operations—Compounding Law".

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

        The foreign exchange rates against the euro are published on a daily basis by the European Central Bank.

Secured Lending

        Since 1992, Greek Law 2076/1992, as amended by Greek Law 3601/2007, has permitted mortgage banks to grant to customers loans and credit that are secured by Greek real and personal property and certain types of personal security, such as cash.

        Mortgage lending is extended mostly on the basis of pre-notation filings ("prosimiosi"), which are less expensive and easier to record than mortgages, and may be converted into full mortgages upon receiving a judgment subject to appeal only before the Hellenic Supreme Court from the relevant Greek court in the event of default.

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

        This requirement applies to all credit institutions.

Guidelines for Risk-based Capital Requirements

        After a long period of consultation and cooperation among international banks and regulatory authorities, the Basel Committee on Banking Supervision issued in June 2004 a revised capital adequacy framework ("International Convergence of Capital Measurement and Capital Standards"), while in November 2005, the Committee issued its final proposals on the new capital standards, also known as the Basel II accord. Basel II promotes the adoption of stronger risk management practices and introduces more risk-sensitive approaches for the calculation of capital requirements that are conceptually sound and at the same time pay due regard to the sophistication level of risk management systems and methodologies that are applied by banks.

        The revised framework retains key elements of the 1988 capital adequacy framework, including the general requirement for banks to hold total capital equivalent to at least 8% of their risk-weighted assets, the basic structure of the 1996 Market Risk Amendment regarding the treatment of market risk and the definition of eligible capital.

        A significant innovation of the revised framework is the greater use of assessments of risk provided by banks' internal systems as inputs to capital calculations. In taking this step, the framework is also putting forward a detailed set of minimum requirements designed to ensure the integrity of these internal risk assessments. The revised framework introduces capital requirements for operational risk and also (through Pillar II) directs and expects banks to establish an internal capital adequacy assessment process taking into account both the Pillar I risks (market, credit and operational) as well as other risks including but not limited to liquidity risk, concentration risk, interest rate risk in the banking book and strategic risk.

        The revised framework provides a range of options of escalated sophistication for determining the capital requirements for credit risk and operational risk to allow banks and supervisors to select approaches that are most appropriate for their operations and their financial market infrastructure. Furthermore, through the third Pillar, Basel II significantly enhances the requirements for market disclosures on both quantitative and qualitative aspects of risk management practices and capital adequacy.

        The framework of Basel II was incorporated in the EU laws in June 2006 with the Directives 2006/48 and 2006/49. These European Directives were incorporated in the Greek law in August 2007 with Law 3601/2007. Following the adoption of Law 3601/2007 on August 20, 2007, the Bank of Greece issued ten Governor's Acts specifying the details for the implementation of Basel II, which took effect from January 1, 2008. As a result of the adoption of these Directives by the Bank of Greece, we may be required to maintain higher levels of capital, which could decrease our operational flexibility and increase our financing costs. Consequently, we cannot assure you that Basel II will not have a material adverse effect on our financial condition or results of operations in the future. The new regulatory framework is expected to be amended within 2008 or during the first semester of 2009 (see the public consultation paper issued by the European Commission to the Capital Requirements Directive ("CRD"), consisting of Directives 2006/48/EC and 2006/49/EC).

Additional Reporting Requirements

        Up to December 31, 2007, all credit institutions in Greece were required to provide the Bank of Greece with: (1) a quarterly report on capital adequacy; (2) a quarterly report on profitability and exposure to banking risks (pursuant to Annexes 2 and 3 of Act No. 1313/88 amended by Act No. 2563/05); (3) quarterly data relating to open currency positions (pursuant to Act No. 2291/94, amended by resolution No 176/18.6.04 of the Banking and Credit Affairs Committee); (4) a quarterly report on loan loss reserves pursuant to Act No. 2442/99 (amended by Act No. 2513/03 and 2565/05); (5) a quarterly report on liquidity pursuant to Act No. 2156/92 (amended by Act No. 2560/05); (6) a quarterly report on cross-border credit exposures pursuant to Act No. 2520/03; (7) a general annual internal audit report (pursuant to Act No. 2438/98); (8) a quarterly report on large exposures pursuant to Act No. 2246/93; (9) a semi-annual report on large debtors pursuant to Bank of Greece, Banking and Credit Affairs Committee resolutions 485/91, 540/94, 159/03 and 915/03; (10) a semi-annual report on credit institution exposures pursuant to Act No. 2563/05; (11) a quarterly report on securitization pursuant to Act No. 2563/05; and (12) a semi-annual report on hedge funds pursuant to Act No. 2563/05.

        Following the adoption of Basel II guidelines, the Bank of Greece recently issued a Governor's Act (2606/21.2.2008) determining the new reporting requirements for credit institutions in Greece. The new requirements include the following sets of reports:

  A.
  Capital structure, special participations, persons who have a special relationship with the credit institution and loans or other types of credit that have been provided to these persons by the credit institution

  B.
  Own funds and capital adequacy ratio

  C.
  Credit risk and counterparty risk

  D.
  Market risk of the trading book—Foreign exchange risk

  E.
  Information on the composition of the trading book

  F.
  Operational risk

  G.
  Large exposures and concentration risk

  H.
  Liquidity risk

  I.
  Financial statements and other financial information

  J.
  Covered bonds

  K.
  Combat money laundering and terrorist financing

  L.
  Information systems

  M.
  Other information

The new reporting framework is put into effect for data with reference date from March 31, 2008.

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

Prohibition of Money Laundering and Terrorist Financing

        Greece, as a member of the Financial Action Task Force ("FATF") and as a member state of the EU, fully complies with FATF recommendations and the relevant EU legal framework.

        Specifically:

        In August 1995, the Greek Parliament adopted Law 2331/1995 (amended by Laws 2479/1997, 2515/1997 and 3424/2005), which prohibits the use of the financial system to legitimize revenues generated from illegal activities, and implements EU Council Directive 91/308. The main provisions of Greek legislation on money laundering are as follows:

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

        In July 2002, the Greek Parliament adopted Law 3034/2002, which implemented the International Convention for the Suppression of the Financing of Terrorism, with which we are fully compliant. Additionally, we comply with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (known as the "USA PATRIOT Act of 2001"), which took effect in October 2001 and which has implemented a range of new anti-money laundering requirements on banks and other financial services institutions worldwide.

        On December 13, 2005, Law 3424 was adopted by the Greek Parliament, which amended and supplemented the existing legislation on the prevention of money laundering (Law 2331/95) and terrorist financing (Law 3034/2002), and harmonized Greek legislation with Directive 2001/97/EC.

        Furthermore, the Bank of Greece, our supervisory body, having taken into consideration the need for further specialization of the said framework, through its Banking and Credit Affairs Committee issued its Decision No 231/4/13.10.2006 with a view to preventing the use of the financial system for the purposes of money laundering and terrorist financing.

        This Decision came into force on November 3, 2006, as Annex 4 "Prevention of the use of the financial system for the purpose of money laundering and terrorist financing" of the Bank of Greece Governor's Act No 2577 of March 9, 2006 regarding the "Framework of operation principles and assessment criteria for the organization and Internal Control Systems of financial institutions and their managing officers' respective functions" and was recently amended by the Bank of Greece through its Banking and Credit Affairs Committee resolutions No 242/6/4.5.2007 and No 257/22.2.2008.

        Annex 4 of the Governor's Act No 2577/9.3.2006 is in line with the third AML/CFT Directive 2005/60EU according to which all EU member states should fully comply by December 15, 2007 and also implements FATF's 9 Special Recommendations on Terrorist Financing.

        Finally, Regulation (EC) No 1781/2006 of the European Parliament and European Council of November 15, 2006 on information on the payer accompanying transfer of funds is binding in its entirety and is directly applicable in Greece.

Equity Participation by Banks

        Banks must follow certain procedures regarding holdings in other companies:

        Pursuant to Law 3601/2007 credit institutions may not have a qualifying holding, the amount of which exceeds 15% of its own funds in an undertaking, that is not a credit institution, a financial institution, an insurance or re-insurance company, an investment firm or an undertaking carrying on activities which are a direct extension of banking or concern services ancillary to banking. The total amount of a credit institution's qualifying holdings in such undertakings may not exceed 60% of its own funds. Qualifying holding for the purposes of the Law means a direct or indirect holding in an undertaking which represents 10% or more of the capital or the voting rights, or which makes it possible to exercise a significant influence over the management of that undertaking.

        For the calculation of the above thresholds, the following shares or holdings are not taken into account:

  (a)
  shares or holdings that are held by the credit institution as a result of credit support to an undertaking in distress for a period of one year (that may be extended for one more year following a resolution of the Bank of Greece),

  (b)
  shares or holdings that are held as a result of underwriting services provided by the credit institution for a period of six months following the end of the subscription period,

  (c)
  shares or holdings that are held on behalf of a third party,

  (d)
  shares or holdings included in the trade book of the credit institution.

        The above thresholds or the time limits referred to above may be exceeded in exceptional cases following a decision of the Bank of Greece to that effect, provided that the credit institution either increases its own funds or takes equivalent measures. The Bank of Greece may also allow the thresholds and the time limits to be exceeded, provided that the excess is fully covered by own funds which are not taken into account for the calculation of the capital adequacy ratio.

        Central bank:    According to the Bank of Greece Act 2604/4.2.2008, credit institutions must obtain central bank prior approval to acquire or increase a qualifying holding in the share capital of credit institutions, financial institutions, insurance and re-insurance companies, investment firms, information technology companies, financial data collection and processing companies, asset and liability management companies, real property management companies, paying systems management companies and external credit assessment institutions. The provisions of such Act do not apply to branches of credit institutions with their registered seat in a country of the European Economic Area, or outside the European Economic area provided that the Bank of Greece has recognised the equivalency of their supervisory regime. Qualifying holding for the purposes of the Act means a direct or indirect holding in an undertaking which represents 10% or more of the capital or the voting rights, or which makes it possible to exercise a significant influence over the management of that undertaking, whereas indirect holding means holding by a subsidiary of the credit institution.

        Prior approval for the acquisition or increase of a qualifying holding is not required in any of the following circumstances:

  (a)
  The value of the qualifying holding does not exceed in aggregate, taking into account any increases effected within the same calendar year, 2% of the credit institution's own funds, as calculated on the basis of the data for the immediately preceding calendar quarter.

  (b)
  The value of the qualifying holding amounts in aggregate, taking into any increases effected within the same calendar year, between 2% and 5% of its own funds as calculated on the basis of the data for the immediately preceding calendar quarter, provided that:

  •
  The capital adequacy ratio (on a consolidated basis), after calculating the influence of such qualifying holding, exceeds the minimum ratio required by law plus (i) one percentage point in case of credit institutions having the status of a societe anonyme and (ii) five percentage points in case of cooperative banks and

  •
  The ratio of the basic own funds to the assets of the credit institution amount at least to 6%.

  (c)
  The acquisition or increase of the qualifying holding:

  •
  is a result of investments made by investment companies of Law 3371/2005 or real estate investment companies of Law 2778/1999;

  •
  is the result of underwriting services provided by the credit institution for a period of six months following the end of the subscription period;

  •
  is effected without the direct or indirect disposal of funds, with the exception of exchange of shares in case of credit institutions' mergers; in such case the provisions of paragraphs (a) and (b) above apply;

  •
  The value of qualifying holdings of this paragraph is not taken into account for the calculation of the qualifying holdings for the purposes of paragraphs (a) and (b) above.

  (d)
  Prior approval is also not required in case of acquisition or increase of qualifying holding in an undertaking that is supervised on a solo basis by the Bank of Greece, provided that such holding is subject to approval pursuant to the general provisions regarding the establishment and operation of such undertaking and the suitability of its shareholders. The value of such qualifying holding is not taken into account for the calculation of the qualifying holdings for the purposes of paragraphs (a) and (b) above."

        Competition Commission.    Subject to EU regulations, new and significant holdings (concentrations) must be reported to the Greek Competition Commission according to Greek Law 703/1977, as in force.

        The HCMC and the ATHEX must be notified once certain ownership thresholds are crossed with respect to listed companies.

Strategy

        The Business Plan 2005-2007 and Business Plan 2007-2009 targets discussed in this section are based on the Bank's financial statements prepared in accordance with IFRS.

Retail Banking

        Although business has expanded substantially in recent years, the domestic banking market still offers attractive growth margins in the retail segment. In 2007, the average ratio of household funding-to-GDP stood at 43% compared with 54% for the Eurozone as a whole. Furthermore, the robust growth of the Greek economy and the resulting increase in employment and per capita income have generated the conditions necessary for further expansion in lending to households.

        We intend to further strengthen our leading position in retail banking by exploiting our broad deposit base—one of our key competitive advantages—which enables us also to increase cross-selling potential at the Group level, in particular retail products and bancassurance.

        One of our key competitive advantages is our leading position in mortgage lending, with a share of approximately one fourth of the market. Notably, in 2007, we lent €4.0 billion in new mortgages, as our total mortgage portfolio grew to €15.7 billion. This was due to the extensive branch network, customer loyalty and the innovative products that the Bank offers. We aim to maintain our market share and exploit alternative delivery channels, particularly targeting construction companies and estate agencies.

        We attach particular importance to small enterprises. In 2007, the dynamic penetration in the small enterprise market resulted to the increase of the loan book by 24% to €3.7 billion and the widening of our clientele by 4,500 new customers. The total number of small enterprise customers reached 56,000 at the end of 2007.

        As we upgrade our branch operations, we have improved services to customers. Affluent individuals and SMEs are served by Customer Relationship Managers ("CRMs") who undertake to attend to their overall banking needs. The CRMs have the know-how vis-à-vis the full set of products of the Group and are qualified to identify and plan the financial needs of the customer. This new model has been implemented in almost the entire NBG branch network, while in 2007 it extended to affluent retail customers. Through this model, we have made significant improvements in customer service, as we can now offer more personalized services to SMEs and affluent individuals. The benefits for the Group focus on growth in business with existing customers (i.e. increases in loan balances and cross-selling) as well as the attraction of new customers.

Investment services—Insurance

        In the area of investment services, in early 2007, we completed our acquisition of P&K Investment Services (including its subsidiaries P&K Securities and P&K MFMC) with a view to creating the largest integrated securities firm in SEE. Operating in the spheres of investment banking, asset management and brokerage, P&K Investment Services has a wide customer base comprising companies, individuals and institutional investors in Greece and abroad, and is noted for the quality of the services provided. For further information, see Item 4.B, "Business Overview—Investment Banking and Global Investment and Private Banking—Stock Brokerage".

        In asset management, efforts will be stepped up to enhance the mix of higher performing fund categories, while special emphasis will be placed on exploiting our extensive branch network as a sales channel. With respect to insurance, besides the benefits that we will reap from the long-term rationalization of domestic market penetration, we expect to achieve significant synergies in the international markets. For instance, in Turkey, the Group launched Finans Pension in 2007; in Romania we will leverage the newly acquired Alpha Insurance; and in Bulgaria collaboration will proceed jointly with AIG.

        In bancassurance, we intend to exploit the synergies derived from our broad customer base. The key targets for the three-year period 2007-2009 are to enhance the performance of our insurance business by better leveraging the sales network, launching new products, strengthening incentives across the sales network and revising pricing policy.

Acquisitions in SEE and Turkey

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

        The acquisition of Finansbank signals the consolidation of our presence in SEE and Turkey, giving us access to a Turkish market of 70 million inhabitants, more than double the number prior to the acquisition.

        In December 2006, we acquired a 99% shareholding in Vojvodjanska. This was Serbia's biggest sale to date of a state-controlled bank. Through the acquisition of Vojvodjanska, the second largest bank in Serbia in terms of branch network and sixth largest in terms of assets, and with over 600,000 retail and 60,000 business customers, we strengthened our presence in the Serbian market, increasing the number of Serbian branches to 204 and our market share in deposits to 6% and 7% in lending, thus making Vojvodjanska one of Serbia's leading banks. See Item 4.A, "History and Development of the Company".

        For 2009, our target is for the Group's SEE and Turkish businesses to generate approximately 45% of total Group profitability, while over 60% of our branches and employees will be outside Greece. These targets will be achieved despite the expected continuation of high growth in our business in the domestic Greek market. We are currently evaluating potential acquisitions in SEE, Eastern Europe and the Southeastern Mediterranean region.

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

        As a result of our endeavors to control costs while simultaneously growing our revenues, our efficiency—as expressed by the cost/income ratio—stood at 49% in 2007 compared with 50% in 2006, fulfilling the 2007 target of 50% set by the Business Plan 2005-2007.

        In the three-year period 2007-2009, we will step up our efforts to contain administrative expenses by initiating the second round of internal reorganization. The key actions will focus on centralization of commissions at the Group level, and on further rationalization of general expenses by consolidating procurement and rationalizing and centralizing processes. As a result, domestic general and administrative expenses are expected to increase at roughly the same pace as inflation, on average, each year, while in the wider SEE region, growth in these expenses will be outstripped by the increase in revenues, thereby improving significantly the ratio of general expenses to income.

        As regards staff productivity increases, the main actions planned for the three-year period 2007-2009 will aim at reducing those tasks carried out in the branches that are not associated with sales, and the improved management of human resources. Special emphasis will be placed on training and professional development of staff, while the application of productivity bonuses and performance-related pay will be strengthened, thereby enhancing incentives and rewarding performance.

        As part of our Business Plan 2007-2009 we announced the implementation of a new Group operating model. All key projects included in this plan have been launched, including the consolidation of SEE data centers and core banking systems, the outsourcing of Group card processing operations and the deployment of an effective Group procurement model. During 2007, savings of €10 million were achieved in new global and local procurement negotiations for categories such as ATMs and POS terminals.

        The Group's operational efficiency is expected to improve significantly to levels below 44% in 2009, compared with 50.7%, in 2006, boosted mainly by improvements in the cost/income ratio of Finansbank, which is forecasted to fall to below 41% in 2009, from its level of 45% in 2006.

Effective integration of new acquisitions and the leverage of synergies

        The recent acquisitions, particularly Finansbank, have created a new structure for the Group, with a wide diversity of revenue and profitability sources that derive in large part from operations outside Greece. In 2007, more than 60% of the Group's branches were located in SEE and Turkey, while approximately 39.4% of net income and 37.2% of income before tax derived from the wider SEE region. According to the targets set out in the Business Plan 2007-2009, about 45% of our profitability in 2009 will be generated outside Greece. The leverage of significant synergies arising from the new Group structure will contribute to growth in this direction, as effective integration into the Group of the recently acquired banks is expected to generate substantial benefits, with the total impact of these synergies on income before tax anticipated to be in the region of €150 million at the end of 2009. The integration of Finansbank was completed ahead of schedule within 2007, achieving organizational and policy alignment in all core functions: Treasury, Finance, Risk, Audit and Compliance. Also, all planned joint business initiatives in Corporate, Investment and Retail Banking were launched and are delivering revenue synergies for the Group, including synergies in 2007 from cross-border lending provided to Turkish clients, while a new life insurance business was launched in Turkey leveraging Finansbank's network and NBG's expertise. The effective integration was confirmed with the appointment in early 2008 of Finansbank Group's CEO both to the NBG Group Executive Board and to oversee international activities. To achieve effective integration of the new members into the Group, it is imperative that a single control and management system is effectively implemented. To this end, substantial work has already been done by means of special projects for the integration of financial reporting, performance management, risk management, corporate governance and regulatory compliance.

Effective management of regulatory capital

        Active management of our regulatory capital is being strengthened alongside the changes in strategy and orientation, and the rapid growth in lending, particularly in SEE and Turkey. Accordingly, we divested a number of our shareholdings in sectors and activities that either did not yield satisfactory returns or were not compatible with our strategy.

        Following the disposal of our subsidiary Atlantic Bank of New York to New York Community Bank at the end of 2005, we disposed of our Canadian subsidiary NBG Canada. The disposal of these two banks is in line with our strategy to discontinue operations in mature markets where the prospects of further growth are limited and where, in any case, we have only a very small presence. In 2007, the Bank disposed of its minority stakes in AGET Heracles (26%) and Hellenic Exchanges SA. We will continue to withdraw from non-strategic sectors and divest our portfolio of low-yielding assets so as to better utilize the funds we invest, thereby continuing to generate benefits for our shareholders.

        The creation and maintenance of an environment of international best practice management is essential in order to ensure our compliance with the requirements of the Basel II framework of rules regarding the capital adequacy of banks. In the first stage of implementation of Basel II, we saw our regulatory capital affected to only a very small degree. Following the increase in share capital and the acquisitions discussed above, the Group's Tier I capital adequacy ratio, calculated in accordance with Basel I, stood at 9.2% and the total capital adequacy ratio stood at 10.2%. Strict and efficient management of the Group's regulatory capital throughout the two years ahead will support growth in operations. Further expansion of the Group through acquisitions will continue to be selective; ensuring desired returns on the capital invested, but will be relatively small-scale in the coming two years. The transformation of the Group into a modern international organization requires further changes at a multitude of levels. The progress already made is particularly important and has laid the foundations for a successful outcome to the Business Plan 2007-2009.

C.    Organizational Structure

        Set forth below is a chart indicating the individual companies within the Group and the participation (direct and indirect) in each company at December 31, 2007.

Primary Operating Area	Country of incorporation	Direct	Indirect	Total
Greek banking
NBG Asset Management Mutual Funds S.A.	Greece	81.00%	19.00%	100.00%
Ethniki Leasing S.A.	Greece	93.33%	6.67%	100.00%
National Mutual Fund Management S.A.	Greece	100.00%	—	100.00%
International banking
The South African Bank of Athens Ltd	South Africa	91.44%	8.06%	99.50%
NBG Cyprus Ltd.	Cyprus	100.00%	—	100.00%
Stopanska Banka A.D. (Skopje)	FYROM	73.04%	—	73.04%
United Bulgarian Bank AD—Sofia (UBB)	Bulgaria	99.91%	—	99.91%
UBB Asset Management	Bulgaria	—	99.92%	99.92%
UBB Insurance Broker	Bulgaria	—	99.93%	99.93%
Banca Romaneasca SA	Romania	88.71%	—	88.71%
NBG A.D. Beograd	Serbia	100.00%	—	100.00%
Vojvodjanska Banka a.d. Novi Sad	Serbia	100.00%	—	100.00%
NBG Leasing d.o.o. Belgrade	Serbia	100.00%	—	100.00%
NBG Services d.o.o. Belgrade	Serbia	—	100.00%	100.00%
Interlease E.A.D.	Bulgaria	100.00%	—	100.00%
Interlease Auto E.A.D.	Bulgaria	—	100.00%	100.00%
EURIAL Leasing SA	Romania	70.00%	—	70.00%
NBG Luxembourg Holding SA	Luxembourg	94.67%	5.33%	100.00%
NBG Luxfinance Holding SA	Luxembourg	94.67%	5.33%	100.00%
NBG International Holding BV	Holland	100.00%	—	100.00%
NBG Management Services Ltd	Cyprus	100.00%	—	100.00%
Turkish banking
Finansbank AS	Turkey	76.99%	7.90%	84.89%
Finans Leasing	Turkey	2.55%	50.30%	52.85%
Finans Invest	Turkey	0.20%	84.64%	84.84%
Finans Portfolio Management	Turkey	0.01%	84.83%	84.84%
Finans Investment Trust	Turkey	5.30%	64.51%	69.81%
Finans (Malta) Holdings Ltd	Malta	—	84.89%	84.89%
Finansbank (Malta) Ltd	Malta	—	84.89%	84.89%
IB Tech	Turkey	—	84.04%	84.04%

Investment and private banking
P&K Investment Services SA	Greece	100.00%	—	100.00%
NBG International Ltd	UK	100.00%	—	100.00%
CPT Investments Ltd	Cayman Islands	50.10%	—	50.10%
National P&K Securities S.A	Greece	59.32%	40.68%	100.00%
National Securities Co (Cyprus) Ltd	Cyprus	—	100.00%	100.00%
NBG Greek Fund Ltd.	Cyprus	100.00%	—	100.00%
ETEBA Emerging Markets Fund Ltd.	Cyprus	100.00%	—	100.00%
ETEBA Estate Fund Ltd.	Cyprus	100.00%	—	100.00%
ETEBA Venture Capital Management Co S.A.	Cyprus	100.00%	—	100.00%
ETEBA Bulgaria A.D.	Bulgaria	92.00%	8.00%	100.00%
ETEBA Romania S.A.	Romania	100.00%	—	100.00%
Innovative Ventures S.A. (I-Ven)	Greece	—	100.00%	100.00%
Ethniki Kefalaiou S.A.	Greece	100.00%	—	100.00%
NBG International Inc. (NY)	USA	—	100.00%	100.00%
NBGI Private Equity	UK	—	100.00%	100.00%
NBGI Private Equity Funds	UK	—	100.00%	100.00%
Insurance
NBG Bancassurance S.A.	Greece	99.70%	0.30%	100.00%
Ethniki Hellenic General Insurance S.A.	Greece	100.00%	—	100.00%
National Insurance Brokerage S.A.	Greece	—	95.00%	95.00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	—	100.00%	100.00%
Ethniki General Insurance (Cyprus) Ltd	Cyprus	—	100.00%	100.00%
S.C. Garanta Asigurari SA	Romania	—	94.96%	94.96%
Finans Pension AS	Turkey	—	84.89%	84.89%
Audatex Hellas S.A.	Greece	—	70.00%	70.00%
Other
Ethnodata S.A.	Greece	100.00%	—	100.00%
NBG Training Center S.A.	Greece	100.00%	—	100.00%
Ethnoplan S.A.	Greece	—	100.00%	100.00%
Pronomiouhos S.A. Genikon Apothikon Hellados (former NBG Venture Capital S.A.)	Greece	100.00%	—	100.00%
DIONISOS SA	Greece	99.91%	—	99.91%
KADMOS S.A.	Greece	100.00%	—	100.00%
EKTENEPOL Construction Company SA	Greece	100.00%	—	100.00%
Mortgage, Tourist PROTYPOS S.A.	Greece	100.00%	—	100.00%
GRAND HOTEL SUMMER PALACE S.A.	Greece	100.00%	—	100.00%
Hellenic Tourist Constructions S.A.	Greece	77.76%	—	77.76%
ASTIR PALACE VOULIAGMENIS S.A.	Greece	78.06%	—	78.06%
Ethniki Ktimatikis Ekmetalefsis SA	Greece	100.00%	—	100.00%

D.    Property, Plants and Equipment

        As at December 31, 2007, we owned approximately 2,340 properties, approximately 1,800 of which are buildings. These properties are, for the most part, held free of encumbrances. Most of our properties are attributable to our branches and offices through which we maintain our customer relationships and administer our operations. Most of our other properties have been acquired as a result of foreclosure on the collateral of defaulted loans. There are no environmental issues of which we are aware of that may affect the Bank's utilization of our real estate assets.

        The Group's real estate portfolio was recorded at a net book value of €1,069.8 million as at December 31, 2007, which is included in the U.S. GAAP financial statements under "premises and equipment". Those of our properties that have been acquired as a result of foreclosure on the collateral of defaulted loans had a book value of €104.3 million as at December 31, 2007, and are included under "other assets" in the Group's U.S. GAAP financial statements. Management believes that the current market value of real estate assets exceeds their book value. We are not always able to realize the full market value of real estate which we are required to or wish to sell because of variations in the property market and legal impediments to the open market sale of such property. However, in order to expedite the process of divesting these non-core assets, we have simplified the auction process and have established a subsidiary, Ethniki Kefalaiou S.A., which acquires from the Bank and our subsidiaries certain real estate assets with the sole purpose of realizing for the Group the value of such assets more efficiently. For more information on the Group's management of its properties see Item 4.B, "Business Overview—Other Financial and Related Services—Real Estate Management".

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

Average Balances and Interest Rates

        The following tables set forth the average balances of our assets and liabilities for the years ended December 31, 2005, 2006 and 2007, from our domestic and foreign continuing operations and, for interest-earning assets and interest-bearing liabilities, provide the amount of interest earned or paid and the average rate of such interest for such asset or liability, as applicable. The tables below have been calculated on the basis of average monthly balances.

	Year ended December 31,
	2005			2006			2007
	Average Balance	Interest	Average Rate %	Average Balance	Interest	Average Rate %	Average Balance	Interest	Average Rate %
	(EUR in thousands, except percentages)
Domestic:
Assets:
Cash and due from banks	717,039	—	—	802,748	—	—	975,027	—	—
Deposits with central bank	890,191	14,716	1.65%	1,158,166	23,552	2.03%	892,425	35,431	3.97%
Securities purchased under agreements to resell	8,637	169	1.96%	—	—	—	116,277	143	0.12%
Interest bearing deposits with banks	1,286,302	41,715	3.24%	2,086,814	103,175	4.94%	2,063,211	104,792	5.08%
Money market investments	72,908	3,174	4.35%	198,806	6,524	3.28%	106,060	4,760	4.49%
Trading and derivative assets and financial instruments marked to market through P&L	9,940,561	325,506	3.27%	12,291,447	462,069	3.76%	12,204,000	484,558	3.97%
Available for sale securities, at fair value	1,405,013	44,913	3.20%	1,811,459	54,189	2.99%	2,968,157	95,486	3.22%
Held to maturity securities	—	—	—	1,021	—	—	—	—	—
Loans	26,800,032	1,321,302	4.93%	29,099,031	1,621,566	5.57%	33,764,736	2,207,829	6.54%
Less: Allowance for loan losses	(922,609)	—	—	(943,695)	—	—	(923,337)	—	—

Net loans	25,877,423	—	—	28,155,336	—	—	32,841,399	—	—
Goodwill, software and other intangible assets	166,076	—	—	167,487	—	—	287,347	—	—
Premises and equipments, net	630,814	—	—	594,538	—	—	646,177	—	—
Accrued interest receivable	560,052	—	—	452,780	—	—	430,716	—	—
Other assets	793,557	11,386	1.43%	1,792,275	14,134	0.79%	962,195	18,147	1.89%

Total Assets	42,348,573	1,762,881	4.16%	49,512,877	2,285,209	4.62%	54,492,991	2,951,146	5.42%

Liabilities:
Deposits	37,483,709	409,280	1.09%	44,356,335	716,309	1.61%	45,005,494	940,849	2.09%
Securities sold under agreements to repurchase	1,444,508	29,879	2.07%	230,520	6,807	2.95%	179,347	9,642	5.38%
Other borrowed funds and derivative liabilities	—	—	—	355,152	—	—	541,143	840	0.16%
Accounts payable, accrued expenses, insurance reserves and other liabilities	3,844,795	4,569	0.12%	3,052,114	1,335	0.04%	4,646,932	1,808	0.04%
Long-term debt	1,918,368	84,737	4.42%	4,257	332	7.80%	1,522	26	1.71%

Total Liabilities	44,691,380	528,465	1.18%	47,998,378	724,783	1.51%	50,374,438	953,165	1.89%

	Year ended December 31,
	2005			2006			2007(1)
	Average Balance	Interest	Average Rate %	Average Balance	Interest	Average Rate %	Average Balance	Interest	Average Rate %
	(EUR in thousands, except percentages)
Foreign:
Assets:
Cash and due from banks	371,600	—	—	281,723	—	—	178,028	—	—
Deposits with central bank	215,115	3,669	1.71%	816,328	14,096	1.73%	1,380,163	43,835	3.18%
Securities purchased under agreements to resell	5,298,141	108,504	2.05%	4,109,676	111,378	2.71%	2,784,332	121,083	4.35%
Interest bearing deposits with banks	4,881,774	139,507	2.86%	4,408,369	182,745	4.15%	2,424,139	201,390	8.31%
Money market investments	96,701	5,148	5.32%	128,002	7,034	5.50%	179,008	10,246	5.72%
Trading and derivative assets and financial instruments marked to market through P&L	936,326	49,362	5.27%	385,137	18,833	4.89%	819,553	33,197	4.05%
Available for sale securities, at fair value	1,149,133	47,930	4.17%	1,497,398	130,814	8.74%	1,968,666	276,872	14.06%
Held to maturity securities	34,180	1,953	5.71%	—	—	—	—	—	—
Loans	3,402,816	270,670	7.95%	6,459,080	751,675	11.64%	14,741,552	1,967,487	13.35%
Less: Allowance for loan losses	(185,586)	—	—	(82,598)	—	—	(203,870)	—	—

Net loans	3,217,230	—	—	6,376,482	—	—	14,537,682	—	—
Goodwill, software and other intangible assets	15,654	—	—	906,116	—	—	3,626,877	—	—
Premises and equipments, net	154,444	—	—	134,646	—	—	222,818	—	—
Accrued interest receivable	41,181	—	—	40,183	—	—	59,950	—	—
Other assets	555,362	764	0.14%	358,275	990	0.28%	558,500	984	0.18%

Total Assets	16,966,841	627,507	3.70%	19,442,335	1,217,565	6.26%	28,739,716	2,655,094	9.24%

Liabilities:
Deposits	7,477,229	189,465	2.53%	8,800,562	388,930	4.42%	18,754,207	1,091,155	5.82%
Securities sold under agreements to repurchase	5,367,896	112,010	2.09%	3,809,888	120,096	3.15%	5,228,666	249,015	4.76%
Other borrowed funds and derivative liabilities	129,073	4,595	3.56%	587,626	18,992	3.23%	705,569	54,896	7.78%
Accounts payable, accrued expenses, insurance reserves and other liabilities	307,681	83	0.03%	438,472	5,505	1.26%	600,984	1,412	0.23%
Long-term debt	102,847	2,503	2.43%	2,737,946	144,113	5.26%	5,449,454	270,241	4.96%

Total Liabilities	13,384,726	308,656	2.31%	16,374,494	677,636	4.14%	30,738,880	1,666,719	5.42%

(1)
2007 foreign average balances were increased by our acquisition of Vojvodjanska and the full weighting of Finansbank's assets and liabilities.

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

	2006 vs 2005
	Greek			Foreign
	Total interest change	Due to change in volume	Due to change in interest rate	Total interest change	Due to change in volume	Due to change in interest rate
	(EUR in thousands)
ASSETS
Deposits with central bank	8,836	4,430	4,406	10,427	10,254	173
Securities purchased under agreements to resell	(169)	(169)	—	2,874	(24,339)	27,213
Interest bearing deposits with banks	61,460	25,961	35,499	43,238	(13,529)	56,767
Money market investments	3,350	5,481	(2,131)	1,886	1,666	220
Trading and derivative assets and financial instruments marked to market through P&L	136,563	76,980	59,583	(30,529)	(29,058)	(1,471)
Available-for-sale securities, at fair value	9,276	12,993	(3,717)	82,884	14,526	68,358
Held to maturity	—	—	—	(1,953)	(1,953)	—
Loans	300,264	113,346	186,918	481,005	243,104	237,901
Other assets	2,748	14,330	(11,582)	226	(271)	497

Total Assets	522,328	253,352	268,976	590,058	200,400	389,658

LIABILITIES
Deposits	307,029	75,031	231,998	199,465	33,532	165,933
Securities sold under agreements to repurchase	(23,072)	(25,111)	2,039	8,086	(32,510)	40,596
Other borrowed funds	—	—	—	14,397	15,744	(1,347)
Accounts payable, accrued expenses and other liabilities	(3,234)	(1,730)	(1,504)	5,422	36	5,386
Long-term debt	(84,405)	(84,549)	144	141,610	64,131	77,479

Total Liabilities	196,318	(36,359)	232,677	368,980	80,933	288,047

	2007 vs 2006
	Greek			Foreign
	Total interest change	Due to change in volume	Due to change in interest rate	Total interest change	Due to change in volume	Due to change in interest rate
	EUR in thousands
ASSETS
Deposits with central bank	11,879	(5,404)	17,283	29,739	9,736	20,003
Securities purchased under agreements to resell	143	—	143	9,705	(35,919)	45,624
Interest bearing deposits with banks	1,617	(1,167)	2,784	18,645	(82,254)	100,899
Money market investments	(1,764)	(3,044)	1,280	3,212	2,803	409
Trading and derivative assets and financial instruments marked to market through P&L	22,489	(3,287)	25,776	14,364	21,243	(6,879)
Available-for-sale securities, at fair value	41,297	34,602	6,695	146,058	41,170	104,888
Loans	586,263	260,000	326,263	1,215,812	963,872	251,940
Other assets	4,013	(6,546)	10,559	(6)	553	(559)

Total Assets	665,937	275,154	390,783	1,437,529	921,204	516,325

LIABILITIES
Deposits	224,540	10,483	214,057	702,225	439,889	262,336
Securities sold under agreements to repurchase	2,835	(1,511)	4,346	128,919	44,723	84,196
Other borrowed funds	840	—	840	35,904	(3,791)	39,695
Accounts payable, accrued expenses and other liabilities	473	1,207	(734)	(4,093)	2,296	(6,389)
Long-term debt	(306)	(213)	(93)	126,128	142,721	(16,593)

Total Liabilities	228,382	9,966	218,416	989,083	625,838	363,245

Interest Earning Assets—Net Interest Margin

        The following table shows the levels of average interest earning assets and interest income and net interest income of the Group and the net interest margin for each of the periods indicated from domestic and foreign continuing operations. These data are derived from the table of average balance and interest rates above and are based upon information in the Group's U.S. GAAP Financial Statements.

	Year ended December 31,
	2005	2006	2007
	(EUR in thousands, except percentages)
Domestic:
Average interest earning assets	40,274,484	47,494,303	52,153,724
Interest income from continuing operations	1,762,881	2,285,209	2,951,146
Average interest bearing liabilities	40,572,969	46,053,519	48,010,095
Interest expense from continuing operations	528,465	724,783	953,165
Net interest income from continuing operations	1,234,416	1,560,426	1,997,981
Net interest margin(1)	3.07%	3.29%	3.83%
Foreign:
Average interest earning assets	16,383,962	18,079,667	24,652,043
Interest income from continuing operations	627,507	1,217,565	2,655,094
Average interest bearing liabilities	13,350,661	16,312,552	30,446,277
Interest expense from continuing operations	308,656	677,636	1,666,719
Net interest income from continuing operations	318,851	539,929	988,375
Net interest margin(1)	1.95%	2.99%	4.01%

(1)
Net interest margin represents net interest income divided by average interest earning assets.

Return on Equity and Assets

        The following table presents certain selected financial information and ratios for the Group for the periods indicated from continuing operations.

	Year ended December 31,
	2005	2006	2007
	(EUR in thousands, except percentages)
Net interest income from continuing operations before provisions for loan losses	1,553,267	2,100,357	2,986,356
Net income	526,911	799,877	1,318,791
Average total assets	59,315,414	68,955,212	83,232,707
Average shareholders' equity(1)	1,975,003	4,006,003	6,278,794
Net interest income from continuing operations as a percent of:
Average total assets	2.62%	3.05%	3.59%
Average shareholders' equity(1)	78.65%	52.43%	47.56%
Net income as a percent of:
Average total assets	0.89%	1.16%	1.58%
Average shareholders' equity(1)	26.68%	19.97%	21.00%
Average shareholders' equity to average total assets	3.33%	5.81%	7.54%
Dividend payout ratio(2)	61.10%	55.39%	14.46%

(1)
Average shareholders' equity is calculated as the arithmetical average of shareholders' equity at the beginning of the year and the end of the year.

(2)
The dividend payout ratio is expressed as dividends declared per share divided by net income per share, excluding any scrip dividends. The Bank generally declares dividends at its annual general meeting of its shareholders, (which is normally held in April) with respect to the previous financial year. This ratio is calculated in accordance with US GAAP and may not correctly reflect the Bank's dividend payout policy, which is calculated in accordance with IFRS. For the percentage of IFRS profit distributed as dividend please refer to Item 5, "Key Information—Selected Financial Data".

Assets

Investment Portfolio

        At December 31, 2007, the Group's investment securities had a carrying value of €16,921.6 million, representing 18.6% of the Group's total assets. Greek Treasury bonds and other Greek Government or Government-guaranteed securities accounted for €6,800.0 million, or 40.2% of the Group's investment securities. In preparing its U.S. GAAP Financial Statements, the Group classified its securities as required by U.S. GAAP according to the following categories: trading securities, securities available-for-sale and securities held to maturity.

        The Bank has the largest portfolio of Greek Government bonds among Greek banks, which is attributable to the Bank's position as the leading primary dealer (in terms of volume and liquidity) of Greek risk, according to statistics published by the Bank of Greece.

        The Group's equity portfolio stems largely from investment activities on the ATHEX as well as equities taken in loan foreclosure and workout situations from the past. As part of our aim to restructure and reorganize our operations, the Group has been strategically divesting our holdings in non-core businesses. In 2005, we had revenues of €31.6 million from Elliniki Technodomiki S.A., Hellascom S.A., Lykos Paperless Solutions SA and Eviop Tempo SA. In 2006 we had revenues of €369.8 million, of which US$388.4 million represented the disposal of our investment in Atlantic Bank of New York, CAD 71.3 million was derived from the disposal of our investment in NBG Canada, €6.5 million from the disposal of our equity investment in ASTIR Alexandroupolis AXE, €2.5 million from the disposal of AGRIS and €0.8 million from other disposals. In 2007 we had revenues of €

405.3 million, of which €320.7 million represented the disposal of our investment in AGET Heracles, €80.1 million from the disposal of our investment in Hellenic Exchanges S.A., €2.6 million from the disposal of our investment in Elsa S.A., €1.7 million from the disposal of our investment in P&K Mutual Fund Management and €0.2 million from the disposal of our investment in Karriera and Zymi. The above disposals resulted in gains of approximately €165 thousand. For more information on the Group's divestitures see Item 4.A, "History and Development of the Company".

        The following table sets forth the cost and fair value of each type of the Group's debt and equity assets held for trading at December 31, 2005, 2006 and 2007:

	Year ended December 31,
	2005		2006		2007
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(EUR in thousands)
Trading Account Securities
Greek government bonds	7,492,983	7,515,278	6,732,569	6,661,754	5,571,822	5,553,981
Certificates of deposit, banker's acceptances and commercial paper	63,576	63,409	—	—	—	—
Debt securities issued by other governments and public entities	459,850	458,908	111,073	110,724	244,249	248,920
Debt securities issued by foreign financial institutions	122,097	122,809	38,280	38,264	135,978	135,548
Debt securities issued by Greek financial institutions incorporated in Greece	120,040	120,862	104,873	104,056	143,446	142,066
Equity securities issued by companies incorporated in Greece	184,273	215,002	61,512	74,546	88,020	86,689
Equity securities issued by foreign companies	15,321	18,519	16,740	17,364	25,052	25,106
Other	44,452	43,875	368,618	367,499	493,931	486,324

Total	8,502,592	8,558,662	7,433,665	7,374,207	6,702,498	6,678,634

Financial instruments marked to market through the profit and loss(1)	5,206,898	5,104,757	5,415,700	5,307,946	5,645,766	5,692,692

(1)
"Financial instruments marked to market through the profit and loss" relates to a loan with an embedded derivative issued in August 2005 with a cost of €5,125 million that will mature in September 2037. See Note 15 to the US GAAP Financial Statements.

        The following table sets forth the amortized cost and fair value as well as gross unrealized gains and losses of each type of the Group's available-for-sale and held-to-maturity securities at December 31, 2005, 2006 and 2007:

	Year ended December 31,
	2005				2006				2007
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(EUR in thousands)
Available-for-sale securities
Greek government bonds	962,800	22,008	(11,371)	973,437	1,225,985	535	(40,613)	1,185,907	1,306,507	2,123	(62,610)	1,246,020
Debt securities issued by other governments and public entities	482,246	22,227	(14,138)	490,335	1,626,818	24,416	(33,158)	1,618,076	2,048,445	47,842	(12,481)	2,083,806
Corporate debt securities issued by companies incorporated in Greece	245,875	5,166	(556)	250,485	133,106	144	(2,314)	130,936	100,505	78	(1,634)	98,949
Corporate debt securities issued by companies incorporated outside Greece	350,941	5,404	(13,207)	343,138	411,038	4,704	(13,316)	402,426	490,046	2,718	(30,047)	462,717
Equity securities issued by companies incorporated in Greece	119,433	36,476	(1,842)	154,067	213,953	44,941	(4,404)	254,490	175,415	5,060	(9,391)	171,084
Equity securities issued by companies incorporated outside Greece	7,591	2,020	(2)	9,609	33,926	36,280	(381)	69,825	95,186	29,998	(117)	125,067
Mutual fund units	374,159	12,087	(308)	385,938	470,387	23,991	(972)	493,406	357,951	11,294	(6,661)	362,584

Total available-for-sale securities	2,543,045	105,388	(41,424)	2,607,009	4,115,213	135,011	(95,158)	4,155,066	4,574,055	99,113	(122,941)	4,550,227

Held to maturity securities	20,867	—	—	20,867	—	—	—	—	—	—	—	—

        As of December 31, 2006 and 2007, the Group did not hold any US Federal debt securities.

        The following table sets forth the book value of the Group's securities by maturity at December 31, 2007:

	Year ended December 31, 2007
	Within one year or less			After one year through five years			After five years through ten years			After ten years
	Amortized Cost	Weighted average yield	Fair Value	Amortized Cost	Weighted average yield	Fair Value	Amortized Cost	Weighted average yield	Fair Value	Amortized Cost	Weighted average yield	Fair Value
	(EUR in thousands, except percentages)
Trading account securities:
Greek government and agencies	308,008	3.80%	307,137	1,658,128	4.29%	1,648,013	2,505,602	5.20%	2,503,459	1,100,084	3.75%	1,095,372
Debt securities issued by other governments and public entities	70,683	4.46%	71,236	120,605	4.40%	125,280	37,462	5.87%	36,811	15,499	5.08%	15,593
Debt securities issued by Greek financial institutions	9,238	4.93%	9,243	92,050	5.57%	91,381	41,201	5.46%	40,683	957	6.87%	759
Debt securities issued by foreign financial institutions	1,365	4.87%	1,409	75,881	4.78%	75,762	57,930	4.47%	57,819	803	8.83%	558
Corporate debt securities issued by Greek companies	—	—	—	—	—	—	74,912	5.56%	71,601	—	—	—
Corporate debt securities issued by foreign companies	22,707	0.27%	21,200	325,147	4.86%	322,224	11,996	0.34%	11,334	1,098	6.61%	805
Financial instruments marked to market through the Profit and Loss	—	—	—	—	—	—	—	—	—	5,645,766	3.96%	5,692,692

Total trading account securities	412,001	3.75%	410,225	2,271,811	4.45%	2,262,660	2,729,103	5.19%	2,721,707	6,764,207	3.93%	6,805,779

Available-for-sale securities:
Greek government and agencies	89,582	3.72%	89,491	556,312	4.27%	543,641	355,180	3.77%	340,757	305,433	3.96%	272,131
Debt securities issued by other governments and public entities	371,593	15.76%	369,145	1,223,909	15.82%	1,253,955	349,827	5.39%	348,086	103,116	10.26%	112,620
Corporate debt securities issued by companies incorporated in Greece	—	—	—	97,505	4.95%	95,949	3,000	5.00%	3,000	—	—	—
Corporate debt securities issued by companies incorporated outside Greece	138,045	4.75%	137,871	75,190	7.13%	73,753	155,562	4.82%	153,640	121,249	4.56%	97,453

Total available-for-sale securities	599,220	11.42%	596,507	1,952,916	11.65%	1,967,298	863,569	4.62%	845,483	529,798	5.33%	482,204

        The Group holds a significant amount of financial instruments issued by the Greek Government. The market (and book) value of these financial instruments held by the Group (which includes securities held in our trading, financial instruments marked to market through the Profit and Loss and available-for-sale portfolios) at December 31, 2007 was €12.5 billion.

  Loan Portfolio

        The Group's loan portfolio has grown steadily in recent years in line with increased demand for credit generally in Greece and the other markets in which the Group operates. At December 31, 2007, the amount of the Group's total outstanding loans to customers net of allowances for loan losses equaled €54,427.5 million. The Group's loan portfolio consists of approximately 50% retail and 50% commercial loans. See Note 15 to the U.S. GAAP Financial Statements. Approximately 67% of the Group's loan portfolio was to Greek residents as at December 31, 2007. Most of the Group's loans are in the form of credit lines with short maturities.

        Loans by Type of Customer.    The Group offers a wide range of credit instruments to domestic and foreign businesses and State-related entities and individuals, including letters of credit and long-term and short-term loans.

        The following table provides details of loans to customers made by the Group, classified by type of loan, the borrower's principal economic activity, as well as the breakdown of domestic and foreign loans at December 31, 2003, 2004, 2005, 2006 and 2007.

	Year ended December 31,
	2003	2004	2005	2006	2007
	(EUR in thousands)
Greek residents:
Consumer:
Residential mortgages	6,793,804	8,600,893	11,114,211	13,318,430	15,675,911
Credit card	1,220,799	1,416,847	1,468,940	1,505,203	1,543,832
Auto financings	306,195	354,170	323,918	250,747	181,973
Other consumers	1,306,133	1,841,913	2,253,248	2,957,806	3,878,343

Total	9,626,931	12,213,823	15,160,317	18,032,186	21,280,059

Commercial:
Industry and mining	2,098,065	2,876,421	2,488,629	2,640,360	3,150,111
Small-scale industry	715,106	809,999	854,807	1,027,183	1,353,943
Trade	2,468,250	2,922,831	3,184,510	4,079,807	5,067,392
Construction	364,903	440,347	421,072	556,814	736,584
Tourism	306,722	266,041	265,026	261,679	169,937
Shipping and transportation	806,961	863,455	914,747	1,047,846	1,204,350
Commercial mortgages	133,596	282,219	388,377	530,229	678,880
Public sector	1,478,400	1,069,869	1,460,697	1,465,205	1,814,646
Other	1,048,274	1,231,666	1,695,737	2,507,644	1,906,747

Total	9,420,277	10,762,848	11,673,602	14,116,767	16,082,590

Total Greek residents loans	19,047,208	22,976,671	26,833,919	32,148,953	37,362,649

Unearned income	—	—	7,130	25,097	53,600

Loans net of unearned income	19,047,208	22,976,671	26,841,049	32,174,050	37,416,249

	Year ended December 31,
	2003	2004	2005	2006	2007
	(EUR in thousands)
Foreign:
Consumer:
Residential mortgages	263,964	361,601	358,129	1,559,995	2,814,814
Credit card	20,546	39,285	67,048	991,816	1,645,264
Auto financings	16,735	17,543	36,149	263,342	340,841
Other consumers	267,159	402,290	618,955	1,202,391	1,958,759

Total	568,404	820,719	1,080,281	4,017,544	6,759,678

Commercial:
Industry and mining	890,675	1,350,708	430,807	842,849	1,271,942
Small-scale industry	88,118	151,313	195,662	867,621	1,528,069
Trade	618,837	734,183	668,427	989,898	1,465,008
Construction	267,510	355,785	405,887	878,824	1,439,452
Tourism	101,591	118,033	126,485	327,866	387,607
Shipping and transportation	226,543	328,713	379,265	638,039	462,110
Commercial mortgages	631,668	136,732	42,852	113,982	113,046
Public sector	45,694	15,572	12,309	4,695	1,414
Other	452,381	201,260	503,782	3,023,958	4,922,183

Total	3,323,017	3,392,299	2,765,476	7,687,732	11,590,831

Total foreign loans	3,891,421	4,213,018	3,845,757	11,705,276	18,350,509

Unearned income	(5,589)	(14,284)	(12,633)	(122,483)	(206,266)
Total foreign loans net of unearned income	3,885,832	4,198,734	3,833,124	11,582,793	18,144,243

Total loans net of unearned income	22,933,040	27,175,405	30,674,173	43,756,843	55,560,492

Less: Allowance for loan losses	(1,047,493)	(1,115,212)	(1,092,545)	(1,224,757)	(1,132,952)

Total net loans	21,885,547	26,060,193	29,581,628	42,532,086	54,427,540

        A brief description of the type of loan classifications included in the above analysis is as follows.

        Residential mortgages consist primarily of fixed and floating rate loans first collateralized by interests in owner-occupied dwellings including houses and condominiums. These loans are nearly all secured by pre-notation ("prosimiosi") which is less expensive and easier to record than mortgages. See, below in this Item 4.E, "Selected Statistical Data—Credit Quality—Risk Management—Loan Approval Process".

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

        Commercial mortgages are loans for the acquisition of real estate used in business. These loans are nearly all secured by pre-notation which is less costly and easier to administer than a mortgage.

        Public sector loans are those advanced to the Hellenic Republic, public utilities and entities governed by the public law of Greece, including IKA, the largest social security institution in Greece, and a shareholder of the Bank.

        The rollover policy of the Group stipulates full repayment of loan obligations upon maturity/expiry of a loan facility before a new loan is extended.

        The following table provides details of loans to customers made by the Group by maturity, classified by type of loan, the borrower's principal economic activity, as well as the breakdown of domestic and foreign loans as at December 31, 2007.

	Year ended December 31, 2007
	Within one year or less	After one year through five years	After five years	Total
	(EUR in thousands)
Greek Residents
Consumer:
Residential mortgages	1,161,937	3,132,952	11,381,022	15,675,911
Credit card	1,543,832	—	—	1,543,832
Auto financing	18,793	133,458	29,722	181,973
Other consumers	1,428,436	2,053,366	396,541	3,878,343

Total	4,152,998	5,319,776	11,807,285	21,280,059

Commercial:
Industry and mining	1,802,587	1,048,938	298,586	3,150,111
Small-scale industry	816,950	438,885	98,108	1,353,943
Trade	2,854,365	1,704,175	508,852	5,067,392
Construction	361,042	236,440	139,102	736,584
Tourism	86,963	24,010	58,964	169,937
Shipping and transportation	386,553	399,330	418,467	1,204,350
Commercial mortgages	41,952	137,670	499,258	678,880
Public sector	717,691	334,747	762,208	1,814,646
Other	1,103,483	653,926	149,338	1,906,747

Total	8,171,586	4,978,121	2,932,883	16,082,590

Total Greek residents loans	12,324,584	10,297,897	14,740,168	37,362,649

Foreign:
Consumer:
Residential mortgages	54,978	811,115	1,948,721	2,814,814
Credit card	1,640,101	5,163	—	1,645,264
Auto financing	65,653	266,632	8,556	340,841
Other consumers	435,586	828,450	694,723	1,958,759

Total	2,196,318	1,911,360	2,652,000	6,759,678

Commercial:
Industry and mining	583,607	420,256	268,079	1,271,942
Small-scale industry	999,764	458,665	69,640	1,528,069
Trade	715,692	470,040	279,276	1,465,008
Construction	454,817	611,320	373,315	1,439,452
Tourism	73,235	152,021	162,351	387,607
Shipping and transportation	150,161	223,703	88,246	462,110
Commercial mortgages	29,419	40,024	43,603	113,046
Public sector	608	493	313	1,414
Other	2,338,317	1,899,994	683,872	4,922,183

Total	5,345,620	4,276,516	1,968,695	11,590,831

Total foreign loans	7,541,938	6,187,876	4,620,695	18,350,509
Unearned income	(89,817)	(69,739)	6,890	(152,666)

Loans, net of unearned income	19,776,705	16,416,034	19,367,753	55,560,492
Less: Allowance for loan losses	(1,132,952)	—	—	(1,132,952)

Total net loans	18,643,753	16,416,034	19,367,753	54,427,540

        Of the Group's loans outstanding at December 31, 2007 that are due after one year, €14,134 million had fixed interest rates while €21,649 million had floating interest rates.

Foreign Country Outstanding Loans

        The Group's foreign country outstanding loans, representing specific country risk, are extended primarily by the Group's foreign branches and banking subsidiaries. The Bank's Greek and London operations also provide loans customarily made in U.S. dollars to the shipping industry, as well as loans denominated in other currencies as requested by customers. The Group's most significant exposure to foreign countries for the year ended December 31, 2005 was to the United States, Cyprus, Bulgaria and Romania; for the years ended December 31, 2006 and 2007 to United Kingdom, Serbia, Turkey, Bulgaria, Romania and Cyprus. These foreign country outstanding loans represent additional economic and political risks. For additional information on the macroeconomic and political risks from operating in Turkey, as well as for the risks of conducting significant international activities and expanding in emerging markets, see Item 3.D, "Risk Factors".

        The tables below show the amount of foreign country outstandings at December 31, 2005, 2006 and 2007 in each foreign country where such outstandings exceed 1% of the Group's total assets.

	Year ended December 31, 2005
	Country
	United States	Cyprus	Bulgaria	Romania
	(EUR in thousands)
Loans	1,078,911	886,620	1,192,982	441,630
Interest bearing deposits with banks	19,625	83,695	82,900	17,881
Other interest bearing investments	1,069,147	65,279	88,508	24,848
Other monetary assets	107,633	56,268	257,758	169,589

Total	2,275,316	1,091,862	1,622,148	653,948

	Year ended December 31, 2006
	Country
	United Kingdom	Serbia	Turkey	Bulgaria	Romania	Cyprus
	(EUR in thousands)
Loans	207,409	373,065	6,876,897	1,740,493	776,350	768,824
Interest bearing deposits with banks	343,145	95,067	224,746	46,452	62,432	107,342
Other interest bearing investments	300,399	112,262	1,307,310	104,330	21,980	78,377
Other monetary assets	23,446	239,948	858,055	388,455	290,756	69,839

Total	874,399	820,342	9,267,008	2,279,730	1,151,518	1,024,382

	Year ended December 31, 2007
	Country
	United Kingdom	Serbia	Turkey	Bulgaria	Romania	Cyprus
	(EUR in thousands)
Loans	505,347	607,066	10,163,487	2,941,808	1,628,138	779,535
Interest bearing deposits with banks	54,131	212,859	115,800	18,740	172,240	109,100
Other interest bearing investments	420,565	22,394	1,579,113	127,997	25,585	103,278
Other monetary assets	317,463	263,528	698,414	357,705	419,450	45,402

Total	1,297,506	1,105,847	12,556,814	3,446,250	2,245,413	1,037,315

        The table below shows the amount of foreign country loans by type of borrower for countries where the Group's exposure exceeded 1% of total assets at December 31, 2005, 2006 and 2007.

	Year ended December 31, 2005
	Country
	United States	Cyprus	Bulgaria	Romania
	(EUR in thousands)
Consumer:
Residential mortgages	42,997	50,809	188,341	30,548
Credit card	134	5,670	41,966	4,812
Auto financing	—	8,677	5,714	15,459
Other consumers	2,672	67,436	234,000	137,809

Total	45,803	132,592	470,021	188,628

Commercial:
Industry and mining	357,983	97,670	87,225	67,629
Small-scale industry	—	—	189,548	3,574
Trade	—	285,059	188,142	68,845
Construction	46,979	105,249	106,308	29,504
Tourism	—	64,431	56,447	1,561
Shipping and transportation	—	157,344	37,064	7,517
Mortgages	619,632	—	—	20,067
Public sector	—	2,692	1,212	—
Other	8,514	41,583	57,015	54,305

Total	1,033,108	754,028	722,961	253,002

Total loans	1,078,911	886,620	1,192,982	441,630

	Year ended December 31, 2006
	Country
	Turkey	Bulgaria	Romania	Cyprus	Serbia	United Kingdom
	(EUR in thousands)
Consumer:
Residential mortgages	1,005,901	296,295	65,476	69,547	19,052	191
Credit card	888,262	60,128	8,165	5,651	11,424	5
Auto financing	217,357	4,975	13,014	7,458	10,087	11
Other consumers	263,174	350,093	257,342	48,481	148,566	481

Total	2,374,694	711,491	343,997	131,137	189,129	688

Commercial:
Industry and mining	273,538	135,829	103,958	91,635	47,855	14,983
Small-scale industry	605,063	217,769	7,346	—	31,353	—
Trade	203,091	265,403	113,392	265,112	44,762	8,939
Construction	378,892	177,934	52,007	105,351	8,806	109,212
Tourism	217,458	52,772	4,348	47,544	1,694	—
Shipping and transportation	339,159	52,670	10,453	125,823	9,380	37,686
Mortgages	9	29,977	21,339	—	—	20,561
Public sector	—	807	—	1,207	—	—
Other	2,484,993	95,841	119,510	1,015	40,086	15,340

Total	4,502,203	1,029,002	432,353	637,687	183,936	206,721

Total loans	6,876,897	1,740,493	776,350	768,824	373,065	207,409

	Year ended December 31, 2007
	Country
	Turkey	Bulgaria	Romania	Cyprus	Serbia	United Kingdom
	(EUR in thousands)
Consumer:
Residential mortgages	1,770,988	522,069	234,182	82,451	29,106	2,701
Credit card	1,487,885	95,859	7,672	5,507	19,143	—
Auto financing	244,516	29,436	30,348	6,435	9,171	13
Other consumers	520,038	554,198	415,533	45,328	215,298	336

Total	4,023,427	1,201,562	687,735	139,721	272,718	3,050

Commercial:
Industry and mining	469,292	236,749	208,863	94,498	41,012	11,656
Small-scale industry	1,146,555	318,033	17,185	—	35,964	—
Trade	252,884	439,952	260,348	265,120	97,823	8,737
Construction	482,043	390,989	161,391	117,664	17,538	174,507
Tourism	220,738	100,648	13,108	37,945	3,447	—
Shipping and transportation	238,234	58,257	16,296	15,406	12,888	—
Mortgages	65	—	36,009	—	—	31,629
Public sector	—	421	—	—	—	—
Other	3,478,846	249,891	227,206	109,182	128,653	275,767

Total	6,288,657	1,794,940	940,406	639,815	337,325	502,296

Total loans	10,312,084	2,996,502	1,628,141	779,536	610,043	505,346

Credit Quality

Risk Management—Loan Approval Process

        The discussion below relates to the Bank and our banking subsidiaries, Finansbank, Vojvodjanska, SABA, UBB, Stopanska Banka, NBG Cyprus and Banca Romaneasca.

  National Bank of Greece

        The Bank has established a centralized credit approval process, which is governed by the Credit Policy for the Corporate Banking Portfolio (the "Credit Policy"). The Corporate Banking Portfolio includes all corporate customers with an annual turnover exceeding €2.5 million. The Credit Policy addresses core credit policies and procedures for identifying, measuring, approving and reporting credit risk. To this end, it includes a set of rules related to the extensions of credit and the granting of approval authority.

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

        There are 11 levels of credit approval authority as follows:

    Levels 11-5: For credit facilities up to €12 million, the approval authority is granted to a combination of Corporate Banking Business Divisions and Credit Division officers.

    Level 4: For credit facilities over €12 million and up to €20 million, the approval authority is granted to the General Manager of Corporate and Investment Banking and the Credit Division Manager.

    Level 3: For credit facilities over €20 million and up to €100 million, the approval authority is granted to the Bank's Credit Committee—"Level A". Members of this Committee are the General Manager of Corporate, the Corporate Banking Business Division Managers and the Credit Division Manager.

    Level 2: For credit facilities over €100 million and up to €500 million, approval authority is granted to the Bank's Credit Committee—"Level B". The members of this committee are the Executive General Manager of Corporate and Investment Banking, the Group Chief Risk Officer, and the members of the Credit Committee—"Level A".

    Level 1: For credit facilities over €500 million, as well as for credit facilities over €200 million for customers of the Bank's subsidiaries outside of Greece, approval authority is granted to the Bank's Executive Committee, the members of which are appointed by the Board of Directors.

  Mortgage Loans

        The underwriting process is centralized under the Mortgage Credit Division. All mortgage applications are rated using a bespoke application scorecard. Centralized underwriting ensures segregation of duties and uniform enforcement of underwriting standards. Loan security is typically in the form of a Mortgage Pre-notation on a property for 120% of the loan amount. Pre-notation is easily converted into a full mortgage following a non-appealable court order or decision, which may be obtained at the request of the Bank in the event of default.

        Maximum loan amount usually does not exceed 75% of the asset's market value, but this may infrequently evolve up to 100% according to various factors and specific circumstances, which deal with, among other variables, the applicant's credit profile, type of ownership, location of the asset and type of the financed property.

        The Bank may, at its discretion, permit the transfer of a mortgage on condition that the transferee agrees to assume all obligations arising from the original mortgage contract, and provided that the transferee's income and credit profile have been screened and approved by the Mortgage Credit Division.

        Loan approval criteria include the applicants' income, the sources of such income, employment history, credit history, and the applicant's payment-to-income ratio. Moreover, loan approval takes into account the applicant's former relation with the Bank (e.g. deposits, private banking), as well as the value of collateral. Further, a large proportion of our mortgage portfolio, approximately 38% (in accounts) and 29% (in balances), is either guaranteed or subsidized by the Hellenic Republic, further improving the overall risk profile of the Bank.

        Qualified appraisers, both in-house and outsourced, are completely independent from the underwriting process and carry out collateral valuation. In doing so, they have to take into account the market value of the property. In addition, they perform an estimation of liquidation possibilities, taking into account the levels of commercial activity with respect to properties with similar characteristics. Furthermore, the appraisers apply conservative assumptions in estimating market values and formulate a useful benchmark, serving as an indication of the minimum asking price for the asset.

  Consumer Loans—Credit Cards

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

        The Group Risk Management Division ("GRMD") produces, among other reports, ageing analyses by period of disbursement, issuing channel, and product type for various delinquency definitions, thus continuously ensuring strict monitoring of the scorecards' efficiency and separation power. Exposures are pooled by application score and delinquency bucket to produce estimates of default probabilities. Consumer loans are generally not collateralized, with the exception of car loans.

  Lending to SMEs

        The SME Division has created small business credit centers in Athens, Thessaloniki and Patras in order to standardize lending criteria. These credit centers handle all of the Bank's credit applications, whether coming from entrepreneurs or SMEs.

        The above mentioned credit centers are staffed by lending teams under the supervision of a team leader. Credit underwriters use a decision support model to assist in their credit decisions when reviewing and making credit decisions on applications forwarded by branches. An internal rating model has recently been developed for the credit evaluation of loan requests. This model is expected to further improve the quality of decisions and reduce the time required for the credit granting process.

        There are four credit approval authority levels within the Business Unit however, SME credit exposures beyond €5.0 million and up to €7.5 million must also be approved by the Group Retail Credit Manager and SME credit exposures in excess of €7.5 million have to be approved also by the Group Credit Risk Officer ("CRO").

  Credit Policy—Credit Granting

        The credit policies are communicated throughout the Bank by means of credit manuals and circulars, supplemented by bulletins and local directives on particular issues. The Bank has developed and implemented a credit manual for each of the above retail portfolios, following best banking practices. The credit manual is periodically revised.

        The credit-granting processes and procedures are centralized. The rationale behind this organizational structure is three-fold:

  •
  to ensure the correct application of credit policy;

  •
  to effectively channel the applications through the business pipeline, thus speeding up the decision-making process, while ensuring accuracy and consistency; and

  •
  to effectively monitor the client information input process.

        Finally, through the development of portfolio models, our Risk Management Division is able to calculate, evaluate and monitor expected and unexpected losses for all portfolio asset classes and segments.

  Finansbank

        The credit approval system is managed by the Credit Department.

        Finansbank's Credit Department consists of:

  •
  Corporate Loan Approval Group

  •
  Commercial & SME Loan Approval Group

  •
  Remedial Management & Projects Group

  •
  Consumer & Micro Loan Approval Group

  •
  Credit Regions

  •
  Financial Analysis and Inquiry Group

  •
  Credit Follow-up and Analytics Group

  •
  Non-Performing Loans Group

  •
  Expertise Unit

        The Credit Department approves loans in compliance with the applicable regulations within the framework of its own policy and principles. In 2008, seven Region Credit Approval Units have been set up under the Credit Department. Each regional unit consists of eight persons and one manager and the number of branches that each regional unit supports, ranges from 40 to 81. Each regional unit evaluates and approves credit demands from approximately 6,000 customers for amounts up to TRY 2 million which come from branches. The approximate total credit volume per branch is TRY 39 million. The Credit Department conducts credit and financial analysis procedures to verify whether the customer is creditworthy. Credit demands that exceed TRY 2 million are evaluated by the Credit Approval Groups in Head Office. Also, the Credit Department uses Probability of Default models to assess the creditworthiness of SME customers in the application process and behavioral models to monitor and measure credit risk of existing customers. The Credit Department makes every effort to ensure the collectability of the loan through receipt of a proper security compliant with the terms and conditions set forth in the written internal procedures about credits and collaterals. Credit analysis falls under the responsibility of Financial Analysis and Inquiry Groups and in 2008 a Credit Analytic Unit

has been set up with the task to provide credit models improvements and credit risk measurement. All credit and measurement models are eventually approved by the Risk Management Group.

        Finansbank's Board of Directors has the right to grant loans within the limits set by Turkish Banking Law. Finansbank's Board of Directors can assign its credit granting authority to the Credit Committee and Head Office up to 10% and 1% of capital, respectively. The Head Office can use this credit granting authority through its units, regional offices and branches.

        Finansbank's Head Office is empowered to approve exposures up to TRY 20 million.

        All loans between TRY 20 to 200 million are approved by the Credit Committee, whose members are the following:

  •
  Demetrios Lefakis, Member of the Board of Directors

  •
  Dr. Omer A. Aras, Vice-Chairman of the Board of Directors

  •
  Sinan Sahinbas, General Manager

        Extensions of credit exceeding TRY 200 million are approved by the Board of Directors.

  Vojvodjanska

        Vojvodjanska has implemented a five-tiered credit approval system which is based on various criteria. Vojvodjanska's bodies which are responsible to reach the decisions on facilities are the Branch Credit Committees, the Micro Loans Credit Committee, the Head Office Credit Committee, the Executive Board and the Board of Directors.

        The Branch Credit Committees can approve short-term loans to clients classified in "A" and "B" categories and according to defined branch limits which range from €12,000 to €62,000. The Branch Credit Committees also can approve loans at the request of a client, which are collateralized with cash deposits or pledges on bonds denominated in foreign currency issued by the Republic of Serbia, up to the maximum amount of the competence of the Head Office Credit Committee, regardless of the maturity, classification and quantitative risk evaluation. Pursuant to Vojvodjanska's credit risk methodology, the Branch Credit Committees cannot approve loans to clients with a credit risk evaluation of 8 or above (1 to 10 scale).

        The Micro Loans Credit Committee, established on November 2, 2007, approves micro facilities up to the amount of €75,000 per group of borrowers.

        Until September 11, 2007, the Head Office Credit Committee approval authority was up to the amount of RSD 30 million (€0.36 million) per client, and up to RSD 60 million (€0.73 million) per total exposure per client or group of related parties. On September 12, 2007, the Head Office Credit Committee approval authority was adjusted to up to €1 million per group of borrowers, with a maximum tenor of five years for credit facilities.

        Until September 11, 2007, Vojvodjanska's Executive Board approved loans up to the amount of RSD 50 million (€610 thousand) per client, and up to RSD 100 million (€1.22 million) per total exposure per client or group of related parties. On September 12, 2007, the Executive Board's approval authority was adjusted to up to €5 million per group of borrowers, with a maximum tenor of ten years for credit facilities. Vojvodjanska's competent bodies have the right to reach decisions on loans granted under conditions which are in line with conditions defined in the enactments of Vojvodjanska's business policy.

        Vojvodjanska's Board of Directors approves all exposures exceeding the above mentioned limits to corporate clients and entrepreneurs.

  The South African Bank of Athens ("SABA")

        The loan approval process at SABA is centralized and takes place in the Credit Risk Department located at SABA's head office. Branch managers have the authority to grant asset-based finance loans, at a rate not below prime, for motor vehicles, up to five years old, of up to ZAR 250 thousand (approximately €20 thousand) and cash-backed loans of up to ZAR 500 thousand (approximately €39 thousand) have been introduced, which require either pledged cash investments or pledged investment policies as collateral.

  United Bulgarian Bank

        UBB has implemented an eight-tiered credit approval system, which is based on the size of the aggregate exposure of the borrower. The three lower tiers are authorized to approve credits of values lower than BGN 0.5 million (for loans in Bulgarian leva) or €0.25 million (for loans in euro). The fourth tier includes Credit Center Managers who have discretion to approve exposures not exceeding BGN 1 million for SMEs or large companies. Exposures that exceed the above threshold, and are up to a maximum of €2.5 million (for loans in euro), or BGN 5 million (for loans in Bulgarian leva), must be approved by the Intermediate Credit Committee. The UBB Credit Committee approves exposures that exceed the competences of the Intermediate Credit Committee and are up to a maximum of US$10 million (for loans in U.S. dollars), €10 million (for loans in euro), or BGN20 million (for loans in Bulgarian leva). The Credit Committee consists of the Executive Directors of UBB, the Head of Corporate Banking and the Head of Risk Management.

        In 2007, UBB established an Executive Credit Committee, consisting of the members of the Credit Committee, as well as the Head of the NBG Group International Credit Division. The Executive Credit Committee approves loan facilities exceeding US$10 million, €10 million or BGN 20 million, and up to equivalent of €80 million, provided that these facilities do not exceed 10% of UBB own funds. Loan facilities exceeding the above limits are submitted to UBB Board of Directors for approval.

  Stopanska Banka

        Stopanska Banka has adopted a four-tiered credit approval system for lending to companies, depending on the size of the loan. The Micro Credit Committee approves loans for which the cumulative exposure of Stopanska Banka to a single client (legal entity) is no more than €75,000. The Credit Committee approves loans for which the cumulative exposure of Stopanska Banka to a single client (legal entity or individual) is between €75,001 and €3 million. The Executive Corporate Credit Committee must approve any credit exposure to a single subject (legal entity or individual) for financing in the amount above €3 million up to €25 million. All financing that exceeds 10% of Stopanska Banka's own funds are approved by Stopanska Banka's Supervisory Board.

  NBG Cyprus

        Commercial loan applications are approved as follows:

  •
  Amounts up to €200,000 by a credit account officer and a credit officer;

  •
  Amounts between €200,001 and €350,000 by a credit team leader and a credit officer;

  •
  Amounts between €350,001 and €500,000 by a credit team leader, a credit account officer and a credit officer or a credit team leader and a credit officer;

  •
  Amounts between €500,001 and €700,000 by a credit unit leader, a credit account officer and a credit officer or by a credit unit leader and a credit officer;

  •
  Amounts between €700,001 and €1,000,000 by a credit unit leader, a credit team leader, a credit account officer and a credit officer or by a credit unit leader, a credit team leader and a credit officer;

  •
  Amounts over €1,000,001 and up €2,500,000 by the Credit Division Council of NBG Cyprus, chaired by an Executive Advisor of NBG Cyprus;

  •
  Amounts over €2,500,001 and up €4,000,000 by the Credit Committee of NBG Cyprus, chaired by the General Manager of NBG Cyprus;

  •
  Amounts over €4,000,001 and up €12,000,000 by the Higher Credit Committee of NBG Cyprus, chaired by the Managing Director of NBG Cyprus; and

  •
  Amounts in excess of €12,000,001 are approved by the Executive Credit Committee of NBG Cyprus.

  Banca Romaneasca

        Banca Romaneasca has adopted a multi-tiered credit approval system for lending, depending on the total aggregate exposure on a single debtor (considered as a single client or group of clients). For corporate loans, the Branch Credit Committee is entitled to approve only corporate loans up to the amount of €100,000. SME Credit Center has the approval competence on a single debtor of maximum €300,000 as follows:

        Level I (up to €150,000) the approval is given by the SME Credit Center Supervisor and the SME Credit Center Manager.

        Level II (between €150,001 up to €300,000) the approval is given by the SME Credit Center Manager and the Manager of Credit Risk Department.

        The Head Office Sub Credit Committee approves any corporate credit exposure to a single debtor between €300,001 up to €1.5 million.

        The Head Office Credit Committee approves corporate loans for which the total aggregate exposure on a single debtor with respect to credit lines, guarantees and other loan operations is between €1,500,001 and up to €7 million.

        Banca Romaneasca's Board of Directors approves loans of any kind, letters of credit, and other loan operations, exceeding €7 million for corporate exposures, up to the legal lending limit per one single debtor, which exceed 10% of Banca Romaneasca's own funds and related parties.

        For retail lending, any retail loan related to exposure on a single debtor totaling up to €75,000 is approved within the Retail Credit Center by different levels depending on the type of loan. Any retail exposure on a single debtor which exceeds €75,000 and up to €150,000 and consumer loans without any collateral over €10,000 or exposure to a single debtor over €20,000 is approved by the Head of Retail Division and the Manager of Credit Risk Department. Between €150,000 and up to €200,000 any retail exposure is approved by the Head of Risk Division and the Head of Retail Division. Retail loans related to exposures to a single debtor between €200,001 and up to €7 million are approved by the Head Office Credit Committee. Retail loans related to exposures to a single debtor exceeding €7 million or over 10% of Banca Romaneasca's own funds are approved by Banca Romaneasca's Board of Directors.

Risk Management—Credit Review Policies

        The Bank and each of its subsidiaries conduct the credit risk process separately. The Group has implemented systematic control and monitoring of credit risk. The GRMD coordinates each of the credit risk procedures established by its subsidiaries. For more information on the GRMD see Item 5.B, "Liquidity and Capital Resources—Asset/Liability, Internal Audit and Risk Management".

  The Bank

  Credit Proposal Standards

        Corporate Credit Policy determines the contents of Credit Proposals ("CP") for the corporate and commercial portfolios, which are conducted at least annually depending on the classification of the obligor. Each CP includes, among other criteria, the purpose and amounts of the facilities proposed, their main terms and conditions, key risks and mitigants, the obligor risk rating and classification status of obligors and related counterparties, and, finally, business, financial and industry reviews and analyses.

  Obligor Risk Ratings and Limits

        According to the Rating Policy, which is an integral part of the Corporate Credit Policy, all obligors of the Corporate Portfolio are rated on a 22-grade scale using calibrated and validated rating systems with each grade corresponding to a Probability of Default.

        The Bank uses a number of obligor rating systems, assigning a borrower rating to each Corporate Banking Portfolio customer. This rating is based primarily upon quantitative criteria but qualitative factors are used as well. Additionally, each of the Bank's and its subsidiaries' rating systems consider the borrower's industry risk and its relative position within its peer group. As the Bank prepares for compliance with Basel II Internal Rights Based ("IRB") methods, corporate borrower ratings are mapped to probabilities of default in order to estimate specific expected loss per obligor.

        The Bank manages its corporate credit granting function, controls credit exposures and ensures regulatory compliance with a set of obligor, industry and large exposure limits. The assignment of obligor limits is directly related to the obligor risk rating.

  Remedial Management

        The Bank has established and implemented an obligor classification system in order to facilitate early recognition of problems in various credit relationships and proactively take remedial action. The classification process is the responsibility of the Credit Division. There are five classification categories: Current, Watch List, Sub-standard, Doubtful and Loss. The obligor classification determines the frequency of the credit reviews and the level of credit approval authority.

  Credit Review, Management and Control in Retail Banking

        In 2007, the Bank completed its estimation of key credit risk measurement variables, including probability of default, loss given default and exposure at default. Simultaneously, new credit risk management and rating systems for consumer credit and SMEs were completed and expected loss was estimated internally for these portfolios.

        The Retail Banking Collection Division holds responsibility for monitoring and collecting past due amounts for all retail portfolios and focuses on reducing delinquency rates, facilitating early awareness of defaulted loans, ensuring proactive remedial management and reducing costs, achieving a higher overall retail business profitability.

  Finansbank

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

        Credit risk is monitored by Risk Management and the Credits Department. The comprehensive and well-documented credit system is the backbone of credit risk management. The Credit Policy Manual covers credit authorization activities, concentration limits, credit monitoring activities, credit risk classification systems (rating, scoring), credit risk strategies and guidelines. In order to evaluate the Bank's retail and non-retail loan portfolios, two risk committees were established. The Retail Risk Committee and the Corporate Risk Committee meet monthly and determine principles and policies regarding their respective portfolios.

        Rating systems and scorecards are in place to assist with risk management for the credit portfolio. These models are reviewed and validated by an independent unit within risk management.

        Total loan portfolio is monitored by the Credit Risk Management Unit and concentration limits are applied to the loan portfolio to maintain credit quality at the pre-agreed level. Limit categories are defined as single borrower limits, group of connected borrowers' limit, industry limit, internal rating limits, top 50 customers' exposure limit and top 20 groups' exposure limit. Risk management reports present a full review of the credit portfolio from various aspects and enable monitoring of the limits, and are submitted to the board of directors on a monthly basis.

        The capital charge for credit risk is considered as an indicator of the level of risk of loan portfolios and is currently reported based on the "Standardized Approach" as defined by the Bank of International Settlements ("BIS"), which weighs credit risk according to the type of the facility and the collateral.

        Finansbank has outlined its Basel II roadmap which includes all the necessary steps to comply with the IRB approaches within the timeline agreed by regulators. The Basel II roadmap consolidates model development projects for Probability of Default, Loss Given Default and Exposure at Default for retail and non-retail portfolios as well as subsidiaries; IT Projects for data collection and model implementation; validation of models in use; detailed bottom-up calculations of economic capital ("ECAP") and risk adjusted return on capital. After the development of a capital portfolio model and calculation of ECAP, the Risk Adjusted Performance systems will be developed as well.

  Vojvodjanska

        Loans, other placements, guarantees and other off balance sheet exposures are classified into five categories A, B, C, D and E in accordance with the requirements of the regulations adopted by the National Bank of Serbia. Loans are classified in accordance with the evaluation of their collectability, number of days in arrears, and the general financial background of the counterparty. The loan portfolio is tested semi-annually for impairment, while special additional allowances against potential losses may be calculated quarterly by applying the percentages 1%, 5%, 25%, 50% and 100% on the amounts of the particular exposures classified into categories A, B, V, G and D respectively, as per the regulations adopted by the National Bank of Serbia.

  The South African Bank of Athens

        SABA focuses on working capital facilities and asset-based finance for SMEs and facilities are reviewed on an annual basis in light of the most recent financial statements for clients.

  United Bulgarian Bank

        Outstanding business loans to large corporations are reviewed monthly by the responsible credit officers and by UBB Credit Portfolio Review Committee, which is responsible for reviewing general categories of risk and implementing risk guidelines. Loans to SMEs are reviewed on a monthly basis. All loans are reclassified monthly according to a risk assessment based on a four-point risk-rating system. The review is focused on the largest and most recently granted loans and a random sample of other loans. Interim reviews are undertaken during semi-annual audit reviews. UBB Credit Portfolio Review Committee submits to the Credit Committee monthly reports related to the quality status of loans. At least once a year, UBB executive management presents a full report on the quality of the UBB loan portfolio to the UBB Board of Directors.

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

  NBG Cyprus

        NBG Cyprus has adopted the Bank's risk rating system. A special Credit Provisions Committee presents a report annually to NBG Cyprus' Executive Credit Committee on the quality of NBG Cyprus' credit portfolio.

  Banca Romaneasca

        Banca Romaneasca applies a five-point risk rating system. The risk rating assigned to a loan is determined by three factors: initiation of legal proceedings, financial performance and debt service. The initiation of legal proceedings against a debtor results in the highest risk rating. A debtor's financial performance is measured by a combination of quantitative and qualitative criteria, such as the debtor's quantitative financial performance as well as his or her general background. Banca Romaneasca evaluates these factors and, after receiving a client's annual and semi-annual financial statements, determines the risk rating on a semi-annual basis (in April and August).

Allowance for Loan Losses—Methodology

        We maintain an allowance for loan losses sufficient to absorb probable estimated losses inherent in the loan portfolio. The balance of the allowance for loan losses is based on ongoing assessments of the probable estimated losses inherent in the loan portfolio that are performed by those members of the Group's management who are responsible for the respective loan types, subject to the approval of the Group's senior management. Guidelines have been established for the assessment process and are continuously monitored and improved.

        In general, the allowance incorporates the measurement methods, income recognition and disclosures as provided for in the following accounting pronouncements:

  •
  Statement of Financial Accounting Standards ("SFAS") No. 5, Accounting for Contingencies;

  •
  SFAS No. 114, Accounting by Creditors for Impairment of a Loan; and

  •
  SFAS No. 118, Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosure.

        Specifically, our methodology has five primary components described below:

  •
  Specific allowances.  Specific allowances are recorded for certain impaired loans identified among large non-homogeneous loans that we have extended to our commercial customers that are rated in our eight highest risk categories. These allowances are recorded after an analysis of the particular customer is performed which takes into consideration the loan balance, payment history, cash flow analysis, collateral value and other factors. Individually impaired loans are measured based on the present value of payments expected to be received, or, for loans that are solely dependent on the collateral for repayment, the estimated fair value of the collateral.

  •
  Coefficient analysis.  A coefficient analysis is performed on commercial loans in which the individual loans are grouped into 22 risk categories based on common characteristics such as industry, payment history (including delinquency), collateral values and other factors. Allowance percentages, or coefficients, based on historic loss rates among these groupings are then applied to determine the allowance for loan losses to be recorded related to these loans, with the exception of impaired loans to which specific allowances are applied, as described above.

  •
  Homogeneous analysis.  Our consumer loan portfolio is pooled by portfolio segment (residential mortgages, installment loans, credit cards, etc.) and the losses inherent in each portfolio segment are estimated and recorded as loan loss allowances based primarily on historical loss rates applied to current loan balances. Moreover, the loss given default and probability of default from the advanced Basel II IRB methodology has just been approved for the mortgage portfolio.

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

  •
  Credit quality trends, including trends in non-performing loans expected to result from existing conditions; and

  •
  Bank legislative regulatory developments.

        The amount of unallocated allowance, decreased in 2007, as a result of the improvement of our methodology for calculating loan loss allowances by increasingly incorporating recent loan experience as well as geographical and industry segment concentrations.

        The allowance for credit losses is based upon estimates of probable losses inherent in the loan portfolio. The amount actually observed for these losses can vary significantly from the estimated amounts, but we expect that the consistent application of our methodology described above will reduce such variances. To ensure this is the case, we evaluate our loans and the methodologies applied thereto, including loss estimation percentages, on a regular basis based on management's judgment of the changing dynamics within the portfolio. For instance, our coefficient analysis incorporates loss and delinquency data for the most recent three-year period, and our analysis of homogeneous loans incorporates loss and delinquency data for the most recent two-year period. See Item 4.E, "Selected Statistical Data—Risk Management—Credit Review Policies".

        The following table sets forth the loan loss allowances by methodology for the last five years to which the methodology was applied to respective loan balances.

	Year ended December 31,
	2003	2004	2005	2006	2007
	(EUR in thousands)
Specific allowances	308,063	438,439	476,127	443,673	392,696
Coefficient analysis	89,535	112,182	50,808	67,938	75,201
Homogeneous analysis	363,867	300,900	280,800	356,603	304,538
Foreign loans	192,851	186,958	231,210	318,439	353,344
Unallocated	73,080	61,079	53,600	38,104	7,173

Total loan loss allowance from continuing operations	1,027,396	1,099,558	1,092,545	1,224,757	1,132,952
Total loan loss allowance from discontinued operations	20,097	15,654	13,148	—	—

Total loan loss allowance	1,047,493	1,115,212	1,105,693	1,224,757	1,132,952

        The decrease in specific allowances reflects the increased write-offs of corporate loans in 2007. The decrease in homogeneous allowances reflects the increased write-offs of unsecured loans as well as the refinement of our methodology for the mortgage portfolio, which takes into account the loss given default and probability of default consistent with Basel II IRB methodology.

        The following table illustrates the activity in the loan loss allowance balance over the previous five years:

	Year ended December 31,
	2003	2004	2005	2006	2007
	(EUR in thousands)
Domestic:
Balance at beginning of year	775,025	816,676	898,221	861,335	906,318
Add: Allowances for probable loan losses from continuing operations	126,331	142,762	190,645	235,263	119,379
Add: Allowances for probable loan losses from discontinued operations
Write-offs	(82,527)	(61,159)	(234,818)	(195,083)	(259,200)
Recoveries			7,058	4,787	13,120

Less: Net write-offs	(82,527)	(61,159)	(227,760)	(190,296)	(246,080)
Exchange differences and other variations	(2,153)	(58)	229	16	(9)

Domestic balance at end of year	816,676	898,221	861,335	906,318	779,608

Foreign:
Balance at beginning of year	236,120	230,817	216,991	231,210	318,439
Less: Amounts attributable to discontinued operations	—	—	(15,654)	—	—
Add: Allowance (upon acquisition) attributable to companies acquired during the year	3,766	—	—	133,227	6,582
Add: Allowances for probable loan losses from continuing operations	12,730	58,472	34,368	26,340	71,376
Add: Allowances for probable loan losses from discontinued operations	1,482	(1,393)
Write-offs	(19,143)	(69,272)	(11,063)	(82,255)	(82,372)
Recoveries	9,011	1,929	—	15,277	32,903

Less: Net write-offs	(10,132)	(67,343)	(11,063)	(66,978)	(49,469)
Exchange differences and other variations	(13,149)	(3,562)	6,568	(5,360)	6,416

Foreign balance at end of year	230,817	216,991	231,210	318,439	353,344

Total balance at end of year	1,047,493	1,115,212	1,092,545	1,224,757	1,132,952

        Key ratios related to the activity in our loan loss allowance for the previous five years to which our loan loss methodology was applied are as follows:

	Year ended December 31,
	2003	2004	2005	2006	2007
	(%)
Allowance for loan losses as a percent of total loans	4.6	4.1	3.6	2.8	2.0
Allowance for probable loan losses as a percent of net loans written-off	151.7	155.5	94.2	101.6	64.5
Recoveries of loans to loans written-off in the previous year	8.1	1.9	5.4	8.1	16.6
Net loans written-off to average loans outstanding	0.4	0.5	0.8	0.7	0.6
Allowance for loan losses as a percent of non-accruing loans	76.7	79.6	75.5	81.8	68.8

Non-Performing Loans, Allowance for Loan Losses, and Loan Loss Experience

        Non-Performing, Delinquent and Restructured Loans.    The table below shows (1) all loans that are non-performing, which are accounted for on a nonaccrual basis, (2) all accruing loans which are contractually past due 90 days or more as to principal or interest payments and (3) loans which are not included in (1) or (2) which are troubled debt restructurings for each of the five years ended December 31, 2003, 2004, 2005, 2006 and 2007.

	Year ended December 31,
	2003	2004	2005	2006	2007
	(EUR in thousands)
Domestic loans:
Non-performing past due and restructured loans:
Accruing loans:
Past due 90 days—180 days	22,093	66,270	152,488	235,697	266,625
Past due 180 days—365 days	51,599	231,211	165,392	165,178	177,867

Total accruing loans	73,692	297,481	317,880	400,875	444,492
Non-accruing loans:
Past due 90 days—180 days	1,313	8,516	35,772	29,885	73,736
Past due 180 days—365 days	28,983	18,786	273,571	244,865	318,441
Past due 365 days or more	1,043,336	1,055,352	781,687	821,034	774,384

Total non-accruing loans	1,073,632	1,082,654	1,091,030	1,095,784	1,166,561

Foreign loans:
Non-performing past due and restructured loans:
Accruing loans:
Past due 90 days—180 days	—	—	—	2,986	—
Past due 180 days—365 days	—	—	—	6,316	—

Total accruing loans	—	—	—	9,302	—
Non-accruing loans:
Past due 90 days—180 days	37,749	163,535	189,949	59,323	151,811
Past due 180 days—365 days	96,253	23,727	50,854	75,466	114,874
Past due 365 days or more	157,611	130,890	115,524	266,484	213,845

Total non-accruing loans	291,613	318,152	356,327	401,273	480,530

        "Troubled debt restructurings" not included in the above table amount to €21.9 million and €4 million in 2006 and 2007 respectively.

        The following table sets forth the amount of loans of the Group which were non-performing, as determined by the banks in the Group, as at December 31, 2003, 2004, 2005, 2006 and 2007.

	Year ended December 31,
	2003	2004	2005	2006	2007
	(EUR in thousands)
Group customer loans (gross amount)	22,933,040	27,175,405	30,674,173	43,756,843	55,560,492
Domestic loans:
Non-performing loans	1,073,632	1,082,654	1,091,030	1,095,784	1,166,561
Foreign loans:
Non-performing loans	291,613	318,152	356,327	401,273	480,530

Total non-performing loans	1,365,245	1,400,806	1,447,357	1,497,057	1,647,091

The Group's Treatment of Non-Performing Loans

        Greek regulations with respect to problem loans differ in certain respects from those followed by banks in other countries, including the United States. The accounting processes applied by the Group for problem loans are described below.

Treatment of Non-Performing Loans in Greek Banking Operations

        Non-performing loans are defined generally as those loans where principal or interest is more than 180 days in arrears, except for consumer and credit card loans which are considered non-performing when they are 90 days in arrears.

        The total value of non-performing loans for the Group was €1,647 million at December 31, 2007. This corresponds to 3.0% of the Group's loans outstanding at the same date. Of the Group's non-performing loans, €1,197 million or 72.6% were held by the Bank. This amount represented 3.1% of the Bank's portfolio.

        Non-performing loans had tended to remain on the Bank's balance sheets significantly longer than would be the case with banks in other Western European countries and the United States.

        The Bank generally initiates action to recover or settle outstanding amounts as soon as a loan is determined to be non-performing. The Bank has special branches responsible for the collection of non-performing loans in coordination with the central non-performing loan divisions (Corporate and Retail).

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

        The Bank's non-performing loans in the workout stage are monitored internally by the credit staff at the Bank's headquarters, certain regional branches and specialized branches which handle only non-performing loans. The prospects of recovery and the estimated losses are reviewed. The Bank establishes provisions, reserve levels and write-offs for these loans. In addition, the Bank's internal audit department examines loan portfolios at branches to determine how loans are to be classified.

        Banks in Greece are allowed for tax purposes to take general provisions for loan losses up to 1% of the average annual balance of their loan portfolio, except for loans extended to state-owned organizations or loans guaranteed by the Hellenic Republic. Specific provisions for other loan losses are also permitted under relevant Greek tax laws. However, tax penalties apply where loans written off against specific provision are subsequently recovered. Under Greek tax regulations, non-performing loans can only be written off after all legal remedies for recovery, including the realization of collateral, have been exhausted.

Treatment of Non-Performing Loans in Turkish Banking Operations

        According to Turkish regulations, loans are classified in five categories depending on their current status and how many days they are past due:

Category	Description	Minimum Provision under Central Bank of Turkey Rules
I	Standard Loans	—
II	Watch Loans	—
III	Loans past due over 90 days	20%
IV	Loans past due over 180 days	50%
V	Loans past due over 360 days	100%

        According to local regulations, all receivables which have been classified in the third, fourth and fifth categories and the collection of whose principal and interest has been delayed for more than 90 days from the due date are deemed non-performing receivables.

        Finansbank's policy is to classify loans according to the above-mentioned categories.

        Finansbank analyzes its loan book on a portfolio basis for loans smaller than US$1 million by taking into account historical default and recovery rates. For loans greater than US$1 million a specific impairment test is performed by calculating present value of estimated future cash flows. Any additional impairment raised in both cases is treated as portfolio impairment.

Treatment of Non-Performing loans in Foreign Banking Operations

  Vojvodjanska

        Vojvodjanska considers loans to be non-performing when interest has not been paid for 90 days, in accordance with internal regulations of the bank, and stops accruing interest. Interest accrued but not collected is provisioned 100%. Vojvodjanska begins legal action against borrowers on a case-by-case basis. For borrowers that are legal entities, it generally freezes the company's current accounts first, and after 90 days commences foreclosure proceedings. For mortgage loans to individuals, legal action commences when the loan is approximately 120 days past due. The bank has its own Non-Performing Loan Division in charge of collecting non-performing loans. At the end of 2007, Vojvodjanska also began to outsource the collection of some consumer loans to Serbian companies.

        In some cases, when Vojvodjanska assesses that the company in default has only temporary financial problems but has potential for successful operations in the near future, the bank reschedules or restructures its non-performing loans. The restructuring depends on the Vojvodjanska's assessment of the ability of the client to regularly repay the loan in the future and the quality of the existing or the additional collateral the client is ready to offer. In some cases when the client is categorized as "C", "D" or "E" it is possible for the restructuring to include some partial write-off. In accordance with internal regulations, rescheduled loans maintain the same classification until full repayment. New loans that can be possibly granted to these companies under rescheduling should have the additional approval of the Non-Performing Loan Division. See Item 4.E, "Selected Statistical Data—Risk Management—Credit Review Policies—Vojvodjanska".

  SABA

        The South African Reserve Bank has issued guidelines on how loans should be categorized and what minimum provision should be raised, a summary of which is set forth below.

1 Current	1% general provision
2 Special Mention	2% specific provision
3 Sub-standard	20% specific provision net of collateral
4 Doubtful	50% specific provision net of collateral
5 Loss	100% specific provision net of collateral

        SABA strictly adheres to these guidelines and reclassifies the status of its loan accounts on the following basis:

  i)
  60 days in arrears—the account is reclassified from "1" to "2" and additional provision is made pursuant to South African Reserve Bank requirements.

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

  UBB

        UBB classifies loans as non-performing if they are in arrears for more than 90 days. Interest payments that are overdue for more than 90 days are accrued as an off-balance sheet item and are not capitalized. UBB charges penalties on overdue balance sheet interest in accordance with the terms of the relevant loan agreement. These penalties are accrued as an off-balance sheet item. When overdue amounts are fully repaid, UBB renews its balance sheet accruals and it suspends accrual of interest income when loans become doubtful of collection (non-performing). Such income is excluded from interest income until received.

  Stopanska Banka

        Stopanska Banka considers loans to be non-performing and stops accruing interest on such loans when interest has not been paid for 90 days, in accordance with legal regulations of the National Bank of FYROM. Interest accrued but not collected is provisioned 100%. Stopanska Banka begins legal action against borrowers on a case-by-case basis. For borrowers that are legal entities, the bank applies a 45-day policy for enforced collection for delayed repayment, where generally the company current accounts are first frozen, followed by activation of other instruments of collateral if necessary, and after 90 days the bank commences foreclosure proceedings. For mortgage loans to individuals, legal action commences when the loan is approximately 90 days past due. Stopanska Banka has its own Non-Performing Loan Division in charge of collecting non-performing loans. In 2004, Stopanska Banka began outsourcing the collection of consumer loans to local companies.

        In some cases, when Stopanska Banka assesses that the company has only temporary financial problems but has potential for successful operations in the near future, it reschedules or restructures its non-performing loans. The restructuring depends on the Stopanska Banka's assessment of the potential of the client for regular payment of loans in the future and the existing or additional collateral that the client is ready to offer. In some cases when the client is categorized as "D" or "E" it is possible for the restructuring to include some partial write-offs of interest or default interest. In accordance with current central bank regulations, rescheduled loans remain classified as non-performing for at least six months after rescheduling. After that period they can be gradually upgraded to a higher category only if the client regularly meets its obligations to Stopanska Banka.

  NBG Cyprus

        NBG Cyprus adheres to the Central Bank of Cyprus instructions for the classification of credit facilities as non-performing. A credit facility is considered non-performing if its balance is in excess of its approved limit or if repayment, in regard to principal or interest or other income, is in arrears for more than three months. NBG Cyprus stops accruing interest on non-performing loans when more than three monthly installments fall in arrears. Such income is excluded from interest income until it is received. Overdraft accounts are considered to be non-performing when they have exceeded their approved limits by 5% for more than three consecutive months.

        Since February 2006 NBG Cyprus has established a streamline Workout Sector in order to manage and minimize non-performing loans. The Workout Sector Committee approves any decision on whether to commence legal actions with respect to non-performing loans and overdraft accounts on a case-by-case basis and transfers them to the recoveries sector. Recoveries departments with trained personnel have been set up in each district for the intensive and effective collection of debts.

        NBG Cyprus occasionally restructures credit facilities that are adversely classified and/or categorized as non-performing. The terms on which non-performing credit facilities are restructured vary depending upon several factors including how long they have been classified as non-performing and the value of the underlying collateral. Restructuring terms generally involve a revised interest rate, repayment schedule and or obtaining additional security and guarantees. Restructured loans remain classified as non-performing for a period of 180 days after the commencement of the new repayment schedule.

  Banca Romaneasca

        Banca Romaneasca classifies loans as non-performing when any amount of principal and/or interest is past due for more than 90 days. Banca Romaneasca employs remedial management procedures applying to any loan falling under the non-performing loan category. Under the remedial procedures, the usual action performed by Banca Romaneasca in order to recover the amounts due is to enforce or execute the collaterals through court orders.

        During 2006 and 2007, the Group wrote off €277.3 million and €341.6 million, respectively, in non-performing loans from its continuing operations and made new provisions net of recoveries of €261.6 million and €190.8 million, respectively, with regards to the loan portfolio. The table below shows allowances for loan losses for the Group by loan category for each of the years ended December 31, 2003, 2004, 2005, 2006 and 2007.

	2003		2004		2005		2006		2007
	Amount	%(1)	Amount	%(1)	Amount	%(1)	Amount	%(1)	Amount	%(1)
	(EUR in thousands)		(EUR in thousands)		(EUR in thousands)		(EUR in thousands)		(EUR in thousands)
Greek residents
Consumer
Residential mortgages	190,000	29.6	123,300	31.6	82,200	36.2	171,071	30.4	118,190	28.1
Credit card	118,271	5.3	113,500	5.2	111,100	4.8	77,044	3.4	77,582	2.8
Auto financing	—	1.4	—	1.3	—	1.1	—	0.6	—	0.3
Other consumers	56,109	5.7	64,100	6.8	87,500	7.3	108,489	6.7	96,090	7.0

Total	364,380	42.0	300,900	44.9	280,800	49.4	356,604	41.1	291,862	38.2

Commercial
Industry and mining	102,929	9.1	174,223	10.6	186,622	8.1	171,303	6.0	145,146	5.7
Small-scale industry	49,802	3.1	53,618	3.0	57,414	2.8	57,237	2.4	47,565	2.4
Trade	77,825	10.8	144,150	10.8	137,984	10.4	142,016	9.3	148,748	9.1
Construction	10,724	1.6	35,073	1.6	34,472	1.4	36,033	1.3	46,135	1.3
Tourism	93,165	1.3	55,678	1.0	24,944	0.9	22,212	0.6	11,111	0.3
Shipping and transportation	25,394	3.5	29,658	3.2	25,683	3.0	25,122	2.4	18,372	2.2
Commercial mortgages	—	0.6	—	1.0	—	1.3	—	1.2	—	1.2
Public sector	6	6.4	—	3.9	—	4.8	—	3.3	—	3.3
Other	44,122	4.6	58,221	4.5	59,816	5.4	57,687	5.7	63,496	3.4

Total	403,967	41.0	550,621	39.6	526,935	38.1	511,610	32.2	480,573	28.9

Total Greek residents loans	768,347	83.0	851,521	84.5	807,735	87.5	868,214	73.3	772,435	67.1

Foreign
Consumer
Residential mortgages	854	1.1	1,581	1.3	3,488	1.2	3,457	3.6	5,222	5.1
Credit card	2,675	0.1	2,656	0.1	4,926	0.2	43,360	2.3	41,405	3.0
Auto financing	6	0.1	2,545	0.1	2,925	0.1	6,731	0.6	9,039	0.6
Other consumers	16,583	1.2	34,350	1.5	44,845	2.0	47,909	2.7	77,980	3.5

Total	20,118	2.5	41,132	3.0	56,184	3.5	101,457	9.2	133,646	12.1

Commercial
Industry and mining	86,797	3.9	52,838	5.0	53,942	1.4	42,531	1.9	51,911	2.3
Small-scale industry	2,872	0.4	4,238	0.6	1,609	0.6	5,083	2.0	4,744	2.7
Trade	39,562	2.7	55,312	2.7	68,366	2.2	79,160	2.2	72,269	2.6
Construction	3,181	1.2	7,147	1.3	10,416	1.3	13,231	2.0	14,217	2.6
Tourism	2,356	0.4	3,263	0.4	3,425	0.4	5,679	0.7	5,735	0.7
Shipping and transportation	36,297	1.0	33,011	1.2	30,348	1.3	11,757	1.5	2,707	0.8
Commercial mortgages	2,429	2.7	331	0.6	374	0.2	324	0.3	417	0.2
Public sector	128	0.2	33	0.1	34	—	33	—	34	—
Other	12,326	2.0	5,307	0.6	6,512	1.6	59,184	6.9	67,664	8.8

Total	185,948	14.5	161,480	12.5	175,026	9.0	216,982	17.5	219,698	20.8

Total foreign loans	206,066	17.0	202,612	15.5	231,210	12.5	318,439	26.7	353,344	32.9

Unallocated	73,080	—	61,079	—	53,600	—	38,104	—	7,173	—

Total Allowance for loan losses	1,047,493	100.0	1,115,212	100.0	1,092,545	100.0	1,224,757	100.0	1,132,952	100.0

(1)
Percentages represent the balance of loans in the respective category as a percent of the total loan balance.

        An analysis of the Group's write-offs and recoveries for non-performing loans for December 31, 2003, 2004, 2005, 2006 and 2007 is presented in the following table

	Year ended December 31,
	2003	% of total loans	2004	% of total loans	2005	% of total loans	2006	% of total loans	2007	% of total loans
	(EUR in thousands, except percentages)
Write-offs
Greek Residents:
Commercial and industrial	55,931	0.24	39,241	0.14	91,615	0.30	73,324	0.17	77,345	0.14
Real estate—construction	1,900	0.01	681	0.01	3,480	0.01	4,029	0.01	5,032	0.01
Real estate—mortgage	24,599	0.11	6,553	0.03	48,284	0.16	5,896	0.01	9,304	0.02
Installment loans to individuals	97	—	14,684	0.05	91,439	0.30	111,834	0.26	167,519	0.31

Total write-offs for loans to Greek residents	82,527	0.36	61,159	0.23	234,818	0.77	195,083	0.45	259,200	0.48

Foreign:
Commercial and industrial	18,820	0.08	62,571	0.23	1,858	0.01	45,432	0.11	27,926	0.05
Real estate—construction	—	—	404	—	3	—	476	—	804	—
Real estate—mortgage	30	—	32	—	233	—	187	—	669	—
Installment loans to individuals	293	—	6,265	0.01	8,969	0.03	36,160	0.09	52,973	0.10

Total write-offs for foreign loans	19,143	0.08	69,272	0.24	11,063	0.04	82,255	0.20	82,372	0.15

Total write-offs	101,670	0.44	130,431	0.47	245,881	0.81	277,338	0.65	341,572	0.63

Recoveries
Greek Residents:
Commercial and industrial	—	—	—	—	(3,551)	0.01	(2,000)	—	—	—
Real estate—mortgage	—	—	—	—	(3,507)	0.01	—	—	—	—
Governments and official institutions	—	—	—	—	—	—	(2,787)	0.01	(13,120)	0.02

Total recovery on loans to Greek residents	—	—	—	—	(7,058)	0.02	(4,787)	0.01	(13,120)	0.02

Foreign:
Commercial and industrial	(7,146)	0.03	(1,843)	0.01	—	0.01	(5,738)	0.01	(3,953)	0.01
Real estate—construction	—	—	—	—	—	—	(186)	—	—	—
Real estate—mortgage	(76)	—	—	—	—	—	(14)	—	(323)	—
Installment loans to individuals	(1,789)	0.01	(86)	—	—	—	(9,339)	0.02	(28,627)	0.05

Total recovery on foreign loans	(9,011)	0.04	(1,929)	0.01	—	0.01	(15,277)	0.03	(32,903)	0.06

Total recoveries	(9,011)	0.04	(1,929)	0.01	(7,058)	0.03	(20,064)	0.05	(46,023)	0.08

Off-Balance Sheet Items

        See Item 5.E, "Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements".

Liabilities

Deposits

        The following table shows details of the Group's average deposits and average interest rates thereon, for the Group's continuing domestic and foreign operations, for each of the three years ended December 31, 2005, 2006 and 2007:

	Year ended December 31,
	2005		2006		2007
	Average Balance	Average rate (%)	Average balance	Average rate (%)	Average balance	Average rate (%)
	(EUR in thousands, except percentages)
Domestic Operations:
Deposits by Greek residents:
Demand deposits	4,056,711	0.47	4,918,498	0.58	5,051,264	0.76
Savings	24,846,996	0.69	24,901,609	0.81	24,331,260	0.98
Time deposits	6,649,596	2.79	9,606,192	3.59	13,545,800	4.36
Interbank	23,120	0.15	3,275,567	2.92	693,194	3.51
Other	228,460	1.17	405,373	1.62	296,623	3.03
Non-Greek residents or foreigners:
Demand deposits	242,476	0.47	188,521	0.28	143,584	0.71
Savings	20,336	0.70	20,064	0.81	19,171	0.98
Time deposits	150,061	2.94	406,965	3.60	138,519	7.57
Interbank	3,828,041	2.31	1,486,657	3.15	4,498,599	4.33
Deposits in foreign banking offices:
Banks located in foreign countries	1,491,436	2.40	1,727,328	4.19	2,484,901	4.67
Other foreign demand deposits	680,425	0.83	1,061,918	1.47	1,958,022	0.63
Other foreign time and savings deposits	2,742,948	3.10	5,157,902	5.40	10,598,765	7.53

Total deposits	44,960,606	1.33	53,156,593	2.08	63,759,702	3.19

        The table below shows the amount outstanding of time certificates of deposit and other time deposits in amounts of US$100,000 or more of the Group's continuing operations by remaining maturity at December 31, 2007. Determinations of whether certain time deposits in currencies other than the U.S. dollar are in amounts of US$100,000 or more have been based on exchange rates at December 31, 2007.

Year ended December 31, 2007
(EUR in thousands)
Domestic Operations:
Time certificates of deposit in amounts US$100,000 or more:
3 months or less	—
Over 3 through 6 months	—
Over 6 through 12 months	—
Over 12 months	—
Other time deposits of US$100,000 or more by time remaining until maturity:
3 months or less	16,954,696
Over 3 through 6 months	1,398,519
Over 6 through 12 months	939,620
Over 12 months	450,352

Total time certificates of deposit and other deposits in amount of US$100,000 or more	19,743,187

Foreign Operations:
Time certificates of deposit in amounts US$100,000 or more:
3 months or less	—
Over 3 through 6 months	—
Over 6 through 12 months	—
Over 12 months	—
Other time deposits of US$100,000 or more by time remaining until maturity:
3 months or less	3,101,694
Over 3 through 6 months	368,964
Over 6 through 12 months	171,285
Over 12 months	184,518

Total time certificates of deposit and other deposits in amount of US$100,000 or more	3,826,461

Short-term Borrowings

        The table below shows outstanding amounts of short-term borrowings of Group companies for each of the three years ended December 31, 2005, 2006 and 2007. 99.9% of the year-end balances relate to borrowings of Finansbank, which includes the syndication loan obtained by Finansbank on November 19, 2007 amounting to US$425 million with interest rate set to LIBOR plus 0.25%.

	Year ended December 31,
	2005	2006	2007
	(EUR in thousands, except percentages)
End of period	—	295,243	473,666
Maximum month-end amount during the period	—	491,135	473,666
Average amount	—	125,890	471,852
Weighted average interest rate	—	15.49%	11.81%

ITEM 4A   UNRESOLVED STAFF COMMENTS

        There are no unresolved written comments from the SEC regarding periodic Exchange Act reports received not less than 180 days before the end of the fiscal year ended December 31, 2007.

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

Overview

        We are the largest financial institution in Greece in terms of loans and market capitalization, according to an internal review of published financial statements of Greek banks. We provide a wide range of financial services, including retail (such as mortgage lending and consumer lending), commercial and investment banking services and asset management and insurance, through our network of branches and subsidiaries in Greece and abroad. Our domestic activities for the year ended December 31, 2007, accounted for 53.3% of our net income before taxes from continuing operations while our international activities accounted for the remaining 46.7%. Our principal sources of income have historically been interest earned on customer loans and debt securities as well as commissions. We fund our lending activities and our securities portfolio principally through customer deposits in our branch network. As at December 31, 2007, our gross loans-to-deposits ratio was 83.1%.

        Outside Greece, the Group is active in eight countries: Turkey, Bulgaria, Romania, Serbia, Albania, FYROM, Cyprus and South Africa, via 1,605 branches, with approximately 55.7% of our workforce employed in SEE. For the year ended December 31, 2007, SEE's contribution to the Group's net income before taxes was €215 million, while Turkey's contribution to Group net income before taxes was €375.7 million. As of December 31, 2007, the total population of SEE, Greece and Turkey, is approximately 128 million. For more information on the political and financial environment we operate in and the risks associated with it, see Item 3.D, "Risk Factors".

        One of our strategies is to increase our operating efficiency. As part of this strategy, we are seeking to enhance our revenue generation potential through sales of businesses outside of our core markets and by modifying our mix of assets in order to reduce the proportion of low yielding assets in our portfolio. Concurrently, we are increasing our lending to market sectors with higher interest rate margins, such as the small business, mortgage and consumer segments. We are also streamlining our structure in order to improve efficiency, reduce costs and facilitate cross-selling among various divisions and companies within the Group. One of our goals is to preserve our asset quality and reduce the level of non-performing loans, which has had a significant negative impact on our results of operations in the period under review and in prior years. We are further seeking to increase our fee-related activities, primarily commissions from retail services and products as well as those related to investment banking and asset management, although these areas are subject to variations in market conditions.

        Recently, events affecting asset-backed CDO's, the US sub-prime residential mortgage market and leveraged finance, have resulted in increased market volatility and adverse changes in the liquidity and value of assets. We have no exposure to the US sub-prime residential mortgage sector.

Key Factors Affecting Our Results of Operations

        Non-Performing Loans.    Our level of non-performing loans continues to decline from 3.4% at December 31, 2006, to 3.0% of our total customer loans portfolio at December 31, 2007. All loans,

whether to individuals or businesses, are assessed on the basis of our credit approval and risk management procedures. Furthermore, the accumulation of long-term historical data within the Bank with regard to the creditworthiness of the greater part of the economically active population of the country has helped to implement a strategy of targeting creditworthy retail customers.

        Furthermore, non-performing loans have remained on our balance sheet significantly longer than would be the case for banks in other Western European countries. Write-offs of collateralized non-performing loans can only be made after all legal remedies for recovery, including realization of collateral, have been exhausted. Our write-offs of non-performing collateralized loans in recent years have been higher than in previous years, which reflects the fact that we have exhausted all legal remedies for recovery of many loans. In addition, in line with our increased consumer lending, we write off consumer loans which are more than 18 months past due and which are not collateralized. The write-off of these loans does not require the exhaustion of all legal remedies. See Item 4.E, "Selected Statistical Data—Credit Quality—Non-Performing Loans, Allowance for Loan Losses and Loan Loss Experience".

        As part of our strategy to preserve the quality of our loan portfolio, we have improved the methods of assessing the credit quality in our loan portfolio. We have provided for all non-performing loans existing as at December 31, 2007, taking into account any collateral with respect to such loans. We have also provided for other probable losses inherent in the portfolio to the extent such losses are reasonably estimable. See "Selected Statistical Data—Allowance for Loan Losses—Methodology" in Item 4.E. In Greece, we have taken and are continuing to take steps to improve our credit approval and risk management procedures in order to reduce the amount of non-performing loans that occur in the future. We have developed and implemented a comprehensive credit manual to govern the lending process, and have fully implemented new credit review and monitoring procedures, which focus on the borrower's cash flow and ability to repay as well as on collateral values. See Item 4.E, "Selected Statistical Data—Credit Quality". One objective in restructuring our credit function was to ensure consistency in the loan approval process throughout the Bank while tailoring this process to meet the specific needs of the Bank's borrowers. We have therefore established centralized credit centers, taking the decision-making power for loan approval out of the hands of the branches. We have also set up special divisions to monitor and strengthen our position with respect to delinquent commercial and consumer loans by working flexibly with clients—restructuring payments and taking additional collateral—to help them meet their payment obligations.

        Outside of Greece, we are in the process of fully implementing credit approval and credit review policies throughout the Group's lending operations in order to reduce non-performing loans that occur in the future. For a discussion of these policies at the various Group banks, see Item 4.E, "Selected Statistical Data—Credit Quality".

        Compounding Law.    On July 29, 2004, the Hellenic Republic adopted the Compounding Law, known locally as the "Panotokia" law. Effective August 4, 2004, the Compounding Law provides, among other things, that the total amount due (including, without limitation, capital, accrued interest, compound interest and expenses) under any form of credit or loans granted by Greek banks (including the Bank) to their customers, may not exceed certain limits. Generally, this limit is 300% of the initial principal of the loan for most of our customers. Implementation of the Compounding Law has obligated us to write off non-performing loans (interest and capital) that were backed by collateral in excess of the 300% threshold in the amount of €57.7 million in 2005. In 2006, the amount of write-offs was significantly reduced to €1.7 million. In 2007, the amount of write-offs was €1.5 million. In the future, the effects of the Compounding Law are expected to be more limited with respect to further write-offs.

        Disposal of Non-Core Assets.    As part of our strategy to streamline our operations, we are disposing of certain investments in non-core businesses. In 2005, we realized aggregate proceeds amounting to €31.6 million from disposals. In 2006, we realized aggregate proceeds of €369.8 million, mainly from the disposals of Atlantic Bank of New York, NBG Canada and ASTIR Alexandroupolis. The proceeds received from the sale of each of ASTIR Alexandroupolis, NBG Canada and Atlantic Bank of New York in 2006 were €6.5 million, CAD 71.3 million and US$400 million, respectively. In 2007, we disposed of our minority shareholding in AGET Heracles for €320.7 million, our shares in Hellenic Exchanges S.A. for €80.1 million and our shares in Elsa S.A. for €2.6 million. In addition, the Bank and our subsidiary, Ethniki Kefalaiou S.A., received proceeds of approximately €17.3 million in 2005, €97.7 million in 2006 and €119.8 million in 2007 from disposals of certain real estate property holdings. We expect to continue divestitures of non-core assets in the future.

        Early retirement.    In order to streamline their operations and further reduce costs, three Group companies implemented voluntary retirement schemes during 2006: EH, NMOC and Astir Palace. The number of employees participating in the schemes was 72, 84 and 189, respectively, and additional operating expenses for these schemes were €15.0 million, €15.6 million and €8.0 million, respectively. The above companies also implemented voluntary retirement schemes during 2007, incurring additional operating expenses of €29.5 million, €5.0 million and €1.4 million, respectively. The number of employees participating in the schemes was 154, 19 and 81 respectively. In addition Astir Palace repurchased part of the Deposit Administration Fund (employee pension scheme) for an additional operating expense of €0.4 million.

        Capital Base.    We have taken measures to strengthen our capital base in connection with the modification of our asset mix to comply with Greek capital adequacy requirements as set by the Basel Committee on Banking Supervision under the Capital Adequacy Directive relating to market risk and to selectively expand our operations. In July 2003, we raised €350 million through the issuance by NBG Funding Ltd. of floating rate preferred notes, which are considered Tier I capital. In November 2004, we raised €350 million and US$180 million through the issuance by NBG Funding Ltd of CMS Preferred Notes, which are considered Tier I capital. In February 2005, we raised €230 million through the issuance by NBG Funding Ltd. of CMS Linked Preferred Notes, which are considered Tier I capital, and in June 2005, we raised JPY 30 billion (€181.9 million) through the issuance by NBG Finance of subordinated notes, which are considered Tier II capital. On November 8, 2006 we raised GBP 375 million (€511.4 million) through the issuance by NBG Funding Ltd. of Fixed/Floating Rate Preferred Securities, which are eligible to be considered Tier I capital but which currently are partially accounted for as Tier I and partially accounted for as Tier II capital, due to certain thresholds set by the Bank of Greece. In June 2007 (the first call date), NBG Finance plc redeemed €750 million Subordinated Callable Floating Rate Notes issued in June 2002, which were accounted for as Tier II capital. In addition to the above, in July 2006 we raised €3,000.8 million through the issuance of 135,707,764 new common registered shares with payment in cash with pre-emptive rights in favor of existing shareholders, at a ratio of four new to ten old shares, chiefly for the purpose of the acquisition of Finansbank. At December 31, 2007, the Bank and the Group had €6.1 billion and €4.9 billion, respectively, of Tier I capital, and €7.3 billion and €5.4 billion of total capital, respectively.

        Sources of liquidity are regularly reviewed to maintain a wide diversification by currency, geography, provider and product. The ability to raise funds is in part dependent on maintaining the Bank's credit ratings. Many factors contribute to the credit rating process, including the rating agency's assessment of the Bank's management capability, the quality of the Bank's corporate governance and the Bank's risk management processes. The Bank considers capital base and regulatory ratios to be important factors in determining credit ratings. The table below sets forth the credit ratings that have been assigned to the Bank by Moody's Investors Services Limited (referred to below as "Moody's"), Standard and Poor's Rating Services (referred to below as "Standard and Poor's"), a division of the McGraw Hill Companies, Fitch Ratings Ltd. (referred to below as "Fitch") and Capital

Intelligence Ltd. (referred to below as "Capital Intelligence"). All credit ratings have been recently affirmed.

Rating agency	Long-term foreign currency deposit rating(1)	Short-term foreign currency deposit rating(1)	Outlook for the Bank's ratings(1)	Financial strength of the Bank— Individual(1)	Subordinated debt of the Bank(1)
Moody's	Aa3	Prime-1	Stable	C+	A1
Standard and Poor's	BBB+	A-2	Stable	—	BBB
Fitch	A-	F2	Stable	B/C	BBB+
Capital Intelligence	A	A1	Positive	A	—

(1)
A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

Critical Accounting Policies and Estimates

        The preparation of financial statements in accordance with U.S. GAAP requires management to make a number of judgments, estimates and assumptions that affect the reported amount of assets, liabilities, income and expense in our US GAAP Financial Statements and accompanying notes. We believe that the judgments, estimates and assumptions used in the preparation of our US GAAP Financial Statements are appropriate given the factual circumstances as of December 31, 2007.

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

Recognition and measurement of financial instruments at fair value

        Assets and liabilities that are trading instruments are recorded at fair value on the balance sheet date, with changes in fair value reflected in net trading profit/loss in the income statement. For exchange traded financial instruments, fair value is based on quoted market prices for the specific instrument. If quoted market prices are not available, fair values are estimated based on dealer quotes, pricing models, discounted cash flow analysis or quoted prices for instruments with similar characteristics. As a general rule all interest rate products are broken down into cash flows, which are then discounted using the appropriate market curve. For our derivative financial instruments which have optionality, the relevant option model is used. For a further discussion on the effect of a change in interest rates and foreign exchange rates on our portfolio see Item 11, "Quantitative and Qualitative Disclosures about Market Risk", in this document.

        Further details on this subject are given in Note 3, "Summary of Significant Accounting Policies", to our U.S. GAAP Financial Statements included in this Annual Report.

Recognition and measurement of intangibles recognized upon business combinations

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

        Significant judgments and assumptions made regarding the purchase price allocation in the course of the acquisition of Finansbank and Vojvodjanska, include the following:

        For the valuation of core deposits, the alternative source of funds method was applied. The value of Core Deposits Intangibles ("CDI") is measured by the present value of the difference, or spread, between the CDI's ongoing cost and the cost of a market alternative replacement. Acquired core deposit accounts typically provide a low-cost source of funds to the buyer. To replace these established, low-cost deposit accounts in a timely manner, any potential buyer's alternative would be to utilize higher-cost funds at current market rates. The valuation results were also subject to sensitivity analysis.

        For the valuation of customer relationships, the multi-period excess of earnings method was applied. Excess earnings can be defined as the difference between the net operating profit attributable to the existing customers at the acquisition date and the required cost of invested capital on all the other assets (contributory assets such as fixed assets, CDI, trade name, assembled workforce and software) used in order to deliver a product or maintain the customer relationship. Value is estimated through the sum of the discounted future excess earnings attributable to these customers over the remaining life span of the customer relationship. The valuation results were also subject to sensitivity analysis.

        For the valuation of brands, the relief-from-royalty method was applied which is based on hypothetical royalty income attributable to an asset. In particular, it estimates the expected annual royalty cost savings that result from the company's ownership of trademarks and licenses on which it does not have to pay royalties to a licensor. The intangible asset is then recognized at the present value of these savings. The valuation results were also subject to sensitivity analysis. The corporate brands used by Finansbank and Vojvodjanska are assumed to have an unlimited life.

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

Goodwill

        The Group tests goodwill for impairment at least annually using a two-step process that begins with an estimation of the fair value of a reporting unit. The first step is a screen for potential impairment, and the second step measures the amount of impairment, if any. However, if certain criteria are met, the requirement to test goodwill for impairment annually can be satisfied without a remeasurement of the fair value of a reporting unit.

        Fair value is determined by reference to market value, if available or by a qualified evaluator or pricing model. Determination of a fair value by a qualified evaluator or pricing model requires management to make assumptions and use estimates. We believe that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. However, different ones could be used which would lead to different results.

        The most significant amounts of goodwill relate to the acquisition of Finansbank in August 2006. The valuation model used to determine the fair value of Finansbank is sensitive to changes in the assumptions. Adverse changes in any of these factors could lead us to record a goodwill impairment charge.

        In 2005, the Group recognized an impairment loss of €16.2 million relating to the absorption of National Investment Company by the Bank.

        In 2006, the Group recognized an impairment loss of €52 million relating to our logistics business unit.

        In 2007, the Group recognized an impairment loss of €11.2 million relating to private equity fund investments.

        Further details on this subject are given in Notes 3 and 16 to the U.S. GAAP Financial Statements included elsewhere in this Annual Report.

Allowance for Loan Losses

        The amount of the allowance recognized for loan losses is based upon management's ongoing assessments of the probable estimated losses inherent in the loan portfolio. Assessments are conducted by members of management responsible for each category of loans, employing a methodology and guidelines which are continually monitored and improved. This methodology has five primary components: specific allowances, coefficient analysis, homogeneous analysis, allowances for foreign loans and unallocated allowances. As the process for determining the adequacy of the allowance requires subjective and complex judgment by management about the effect of matters that are inherently uncertain, subsequent evaluations of the loan portfolio, in light of the factors then prevailing, may result in significant changes in the allowance for loan losses. The methodology for each component, the estimates and judgments are described in further detail in Item 4.E, "Selected Statistical Data—Allowance for Loan Losses—Methodology".

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

        Insurance reserves increased from €1.7 billion in 2006 to €1.9 billion in 2007 due mainly to an increase in Gross Written Premiums. Further details on this subject are provided in Note 3, "Summary of Significant Accounting Policies", to the U.S. GAAP Financial Statements included elsewhere in this report.

Net periodic benefit cost

        The pension benefit obligation is actuarially determined using assumed discount rates, assumed rates of compensation increase and the expected return on plan assets. These assumptions are ultimately determined by reviewing the Group's salary increases each year. The expected long-term return on plan assets represents management's expectation of the average rate of earnings on the funds invested to provide for the benefits included in the projected benefit obligation. To determine the expected long-term rate of return assumption the Group and its advisors make forward-looking assumptions in the context of historical returns and volatilities for each asset class as well as correlations among asset classes. The expected long-term rate of return assumption is annually adjusted based on revised expectations of future investment performance of the overall capital markets, as well as changes to local regulations affecting investment strategy. The weighted average expected long-term rate of return assumption used in computing the 2007 pension benefit obligation was 7.5% compared to 6.4% for 2006. The rate of compensation increase remained the same in 2007 at 4.6%. The discount rate increased from 4.7% in 2006 to 5.4% in 2007. The change in assumptions resulted in a net actuarial gain of €35.0 million. The impact to the pension benefit obligation, as well as to service and benefit cost if certain assumptions are changed is further disclosed in Note 38, "Employee Benefit Plans", to the U.S. GAAP Financial Statements.

A.    Operating Results

Results of Operations for the year ended December 31, 2007 compared with the year ended December 31, 2006

        Overview.    The year ended December 31, 2007 continued to be affected significantly by our acquisition of Finansbank, the fifth largest privately-owned bank in Turkey in terms of its consolidated assets and equity, with effect from August 18, 2006. Our results of operations for the year ended December 31, 2006 reflect a consolidation of Finansbank for 135 days representing our 46% shareholding in it. We increased our participation in Finansbank to 84.89% in 2007 and our results of operations for the year ended December 31, 2007 reflect a consolidation of Finansbank for the full year. For more information on the acquisition of Finansbank please refer to Item 4.A, "History and Development of the Company". As a result, we experienced significant increases in net interest income, non-interest income, non-interest expense and net income.

        The year ended December 31, 2007 was characterized by significant increases in net interest income before allowances for loan losses (42.2%), 29.2% of which was due to the effects of the acquisition of Finansbank, non-interest income (22.2%), 3.5% of which was due to the effects of the acquisition of Finansbank, and non-interest expense (28.3%), 14.9% of which was due to the effects of the acquisition of Finansbank.

        Net Interest Income.    Our net interest income from continuing operations before allowances for loan losses significantly increased by 42.2% to €2,986.4 million for 2007, compared with €2,100.4 million for 2006, of which 29.2% or €613.3 million was due to the effects of the acquisition of Finansbank. The remaining increase was due primarily to the increase in interest income attributable to significant growth in our loan portfolio and the increased income on our securities portfolios. This amount was partially offset by an increase in interest expense triggered by the expansion of our deposit base, particularly time deposits. Our net interest margin from our continuing operations in 2007 increased to

3.9%, from 3.2% in 2006. The components of our net interest income from continuing operations for 2006 and 2007 are reflected in the following table:

	Year ended December 31,
			2006/2007 Change
	2006	2007
	(EUR in thousands)		(%)
Interest Income:
Loans	2,373,241	4,175,316	75.9
Securities available for sale	185,003	372,358	101.3
Trading assets	480,902	517,348	7.6
Securities purchased under agreements to resell	111,378	121,226	8.8
Interest-bearing deposits with banks	285,920	306,182	7.1
Other	66,330	113,810	71.6

Total interest income	3,502,774	5,606,240	60.1

Interest Expense:
Deposits	(1,105,197)	(2,032,004)	83.9
Securities sold under agreements to repurchase	(126,903)	(258,657)	103.8
Other borrowed funds	(18,992)	(55,736)	193.5
Long-term debt	(144,445)	(270,267)	87.1
Other	(6,882)	(3,220)	(53.2)

Total interest expense	(1,402,419)	(2,619,884)	86.8

Net interest income before allowance for loan losses	2,100,355	2,986,356	42.2
Allowance for loan losses	(261,603)	(190,755)	(27.1)

Net interest income after allowance for loan losses	1,838,752	2,795,601	52.0

        Total interest income from the Group's continuing operations increased by 60.1% to €5,606.2 million for 2007 from €3,502.8 million for 2006, of which 34.7% or €1,217.1 million was due to the effects of the acquisition of Finansbank. The increase was principally attributable to a 75.9% increase in interest income from loans in 2007 compared with 2006, of which 41.5% was due to the effects of the acquisition of Finansbank, reflecting a robust growth in the Group's lending activities, mainly resulting from the expansion of our retail book. The increase in interest income was also due to a 101.3% increase in interest income from available-for-sale securities, reflecting an increase in our portfolio by 49.2% and an increase in interest rates, and due to a 71.6% increase in other interest income reflecting an increase in our deposits with Central Banks by 15.1% and an increase in interest rates. The expansion of our lending activities was financed by cash inflows from the growth of our deposit base and the issuance of €1,500 million Floating Rate Notes in May 2007 and US$300 million Floating Rate Notes in October 2007 and obtaining US$425 million under a syndicated loan in November 2007.

        Total interest expense from the Group's continuing operations increased by 86.8% to €2,619.9 million for 2007 from €1,402.4 million for 2006 (of which 43.1% or €603.8 million was due to the effects of the acquisition of Finansbank) due to increases in interest on deposits and long term debt. Interest on deposits increased by 83.9% in 2007 as a result of the acquisition of Finansbank, the increase of our time deposits as well as increases in the deposit rates following changes of the ECB rate. Our interest bearing deposits increased by 23.5% from €49,619.8 million in 2006 to €61,262.4 million in 2007. Interest expense on long-term debt also increased by 87.1% (68.1% of which was due to the effects of the acquisition of Finansbank) due to increased interest rates, as well as due to the issuance of €1,500 million Floating Rate Notes in May 2007.

        Allowance for Loan Losses.    The Group's allowances for loan losses of €261.6 million for 2006, decreased by 27.1% to €190.8 million for 2007 due to an increase in the quality of our loan portfolio as demonstrated by a decline in the number of non-performing loans.

        Activity in the loan loss allowances for the two years ended December 31, 2006 and 2007 was as follows:

	2006	2007
	(EUR in thousands)
Balance at beginning of the year	1,092,545	1,224,757
Subsidiaries acquired	133,227	6,582
Add: Allowances for loan losses from continuing operations	261,603	190,755
Write-offs	(277,338)	(341,572)
Recoveries	20,064	46,023

Less: Net write-offs	(257,274)	(295,549)
Exchange differences and other variations	(5,344)	6,407

Balance at end of year	1,224,757	1,132,952

        During the period under review, allowances for loan losses from our continuing operations decreased by 7.5% from €1,224.8 million in 2006 to €1,133 million in 2007. At the same time, write-offs increased by 23.2% from €277.3 million in 2006 to €341.6 million in 2007 reflecting the Group's policy to write off all non-collateralized loans that have been determined to be unrecoverable. The Group's allowance for loan losses consists of five principal components. These are: specific allowances, coefficient analysis, homogeneous analysis, foreign loans and unallocated allowances. See Item 4.E, "Selected Statistical Data—Credit Quality—Allowance for Loan Losses—Methodology".

	Year ended December 31,
	2006		2007
	(EUR in thousands)%		(EUR in thousands)%
Specific allowances	443,673	36.2	392,696	34.7
Coefficient analysis	67,938	5.5	75,201	6.6
Homogeneous analysis	356,603	29.1	304,538	26.9
Foreign loans	318,439	26.0	353,344	31.2
Unallocated allowances	38,104	3.2	7,173	0.6

Total loan loss allowances from continuing operations	1,224,757	100.0	1,132,952	100.0

        Specific allowances decreased from €443.7 million in 2006 to €392.7 million in 2007 due to increased write-offs of corporate loans in 2007.

        Allowances under the homogeneous analysis decreased from €356.6 million in 2006 to €304.5 million in 2007, due to the increased write-offs of unsecured loans as well as a refinement of our methodology for the mortgage portfolio, which takes into account the loss given default and probability of default consistent with Basel II IRB methodology.

        The amount of unallocated allowance decreased from €38.1 million in 2006 to €7.2 million in 2007, since our methodology for calculating loan loss allowances increasingly incorporates recent loan experience as well as geographical and industry segment concentrations.

        Total loan loss allowance as a percentage of non-performing loans decreased from 81.8% as at December 31, 2006 to 68.8% as at December 31, 2007, as a result of increased write-offs.

        Net interest income after allowance for loan losses from our continuing operations increased by 52.0% to €2,795.6 million in 2007 from €1,838.8 million in 2006.

        Non-interest Income.    Non-interest income from our continuing operations increased by 22.2% to €2,147.9 million for 2007, compared to €1,757.2 million for 2006, of which 3.5% or €60.7 million was due to the effects of the acquisition of Finansbank. The following table summarizes the principal components of non-interest income during each of the two years ended December 31, 2006 and 2007:

	Year ended December 31,
			2006/2007 Change
	2006	2007
	(EUR in thousands)		(%)
Credit card fees	126,981	209,105	64.7
Service charges on deposit accounts	40,941	43,121	5.3
Other fees and commissions	457,269	626,485	37.0
Net trading profits or (losses)	6,369	(97,693)	—
Net realized gains on sales of available-for-sale securities	116,872	129,816	11.1
Equity in earnings of investees and realized gains on disposals	26,890	159,536	493.3
Other	981,961	1,077,510	9.7

Total non-interest income	1,757,283	2,147,880	22.2

        Income from credit card fees increased by 64.7% from €127.0 million in 2006 to €209.1 million in 2007, of which 59.9% or €76.1 million was due to the effects of the acquisition of Finansbank.

        Other fees and commissions in 2007 increased by 37.0% to €626.5 million against €457.3 million in 2006, of which 22.8% or €104.4 million was due to the effects of the acquisition of Finansbank. In 2007 we incurred net trading losses of €97.7 million, compared to net trading profits of €6.4 million in 2006, mainly due to an accounting mismatch of €92.6 million between Finansbank's mortgage loans measured at amortized cost and the related cross-currency swaps hedging such loans which were measured at fair value, as a result of the Group not electing to early adopt the fair value option of FAS 159 for these loans. In 2007, gains on sales of available-for-sale securities increased to €129.8 million from €116.9 million in 2006, including gains of €59.1 million and €1.1 million arising from the sale of Hellenic Exchanges S.A. and Elsa S.A. respectively. Equity in earnings of investees and realized gains on disposal increased from €26.9 million in 2006 to €159.5 million in 2007 due to the gains of €131.5 million arising from the sale of AGET Heracles.

        Non-interest Expense.    Non-interest expense increased by 28.3% to €3,313.2 million for 2007, compared with €2,581.5 million for 2006, of which 14.9% or €385.1 million was due to the effects of the acquisition of Finansbank.

        The following table summarizes the principal components of non-interest expense during each of the two years ended December 31, 2006 and 2007.

	Year ended December 31,
			2006/2007 Change
	2006	2007
	(EUR in thousands)		(%)
Salaries and employee benefits and voluntary early retirement schemes	1,037,474	1,420,092	36.9
Occupancy and equipment expense	99,441	123,092	23.8
Amortization and depreciation	98,680	139,811	41.7
Impairment of goodwill	52,860	11,224	(78.8)
Minority interests, net of tax	96,150	65,007	(32.4)
Other non-interest expense and deposit insurance premium	1,196,854	1,553,973	29.8

Total non-interest expense	2,581,459	3,313,199	28.3

        Salaries and employee benefits relating to our continuing operations increased by 36.9% from €1,037.5 million for 2006 to €1,420.1 million for 2007, of which 16.3% or €169.1 million was due to the effects of the acquisition of Finansbank and 15% or €155.5 million from the Bank. Employee benefit costs in 2006 and 2007 include actuarial estimates for pension and post-retirement defined benefit plans. In 2006 and 2007, these estimates resulted in a charge to the income statement of €63.4 million and of €61.8 million, respectively. Amortization and depreciation increased by 41.7% because of the PPA amortization of Finansbank and Vojvodjanska of €24.9 million. Occupancy and equipment expenses rose by 23.8% or €23.7 million due to the increase in the number of branches of Turkish and foreign banking operations. Minority interests net of tax decreased by 32.4%, of which 23.0% was due to the decrease in the minority interest of Finansbank, due primarily to our acquisition of an additional net stake of 38.89% in Finansbank during 2007. In 2006 the impairment of goodwill of National Real Estate by €52.0 million was attributed entirely to our logistics business unit. In 2007, we recorded €11.2 million impairment of goodwill which was attributable to our UK private equity business.

        Other non-interest expense increased by 29.8% from €1,196.9 million in 2006 to €1,554.0 million in 2007, of which 14.9% or €178.0 million was due to the effects of the acquisition of Finansbank and €108.9 million was due to increased insurance claims, provisions, and reinsurance premia ceded.

        Income from Continuing Operations Before Income Tax Expense.    In 2007, the Group reported profit from continuing operations before income tax expense of €1,630.3 million, a 60.7% increase from €1,014.6 million in 2006, of which 17.4% or €176.4 million was due to the effects of the acquisition of Finansbank.

        Income Tax Expense.    In 2007, we recognized a current tax expense of €232.1 million of which €76.4 million was due to the effects of the acquisition of Finansbank and a deferred tax expense of €79.4 million compared to a current tax expense of €312.5 million and a deferred tax gain of €97.8 million in 2006. Our total tax expense in 2007 amounted to €311.5 million compared to €214.7 million in 2006.

        Following legislation enacted in December 2005, the applicable Greek statutory rate of tax was reduced from 32% for 2005 to 29% for 2006, and 25% for 2007 and thereafter. Pursuant to an incentive law, the statutory tax rate for the Bank for the years 2005 and 2006 was further reduced by four percentage points. The effective tax rate for the Group in 2007 was approximately 18.4%.

        Net Income.    For the reasons discussed above, we had net income of €1,318.8 million for 2007, of which 23.0% or €303.9 million was due to the effects of the acquisition of Finansbank, compared with €858.1 million for 2006.

        Exchange Rate Exposure.    The Group is an active participant in the foreign exchange markets and also makes loans denominated in foreign currencies. The Group's goal in managing exchange rate exposure is to minimize the effect of exchange rate movements on profitability. The Group adheres to central bank guidelines and other guidelines applicable to the Group and actively manages its foreign currency position. To the extent that foreign currency-denominated assets are not matched with liabilities denominated in the same currencies, the Group engages in swaps and other hedging transactions in order to reduce the effects of these imbalances. Management, therefore, does not consider the Group's foreign exchange risk to be significant with respect to the Group's overall financial position. As at December 31, 2007, approximately 27.0% of the Group's liabilities and 24.2% of the Group's assets were denominated in currencies other than euro, before taking into account hedging transactions. For more information on foreign exchange risk see Item 11, "Quantitative and Qualitative Disclosures About Market Risk".

Results of Operations for the year ended December 31, 2006 compared with the year ended December 31, 2005

        Overview.    The year ended December 31, 2006 was affected significantly by our acquisition of Finansbank, the fifth largest privately-owned bank in Turkey in terms of its consolidated assets and equity, with effect from August 18, 2006. As a result, we experienced significant increases in net interest income, non-interest income, non-interest expense and net income. Furthermore, in 2006 the Bank disposed of its North American operations, which led to the classification of income from those operations as income from discontinued operations for both 2005 and 2006.

        The year ended December 31, 2006 was characterized by significant increases in net interest income before allowances for loan losses (35.2%), 16.7% of which was due to the effects of the acquisition of Finansbank, non-interest income (19.8%), 8.2% of which was due to the effects of the acquisition of Finansbank and non-interest expense (26.8%), 12.5% of which was due to the effects of the acquisition of Finansbank, and significantly lower tax costs resulting from a lower statutory tax rate in Greece (24% in 2006 versus 27% in 2005). In addition, we benefited from a law permitting banks to distribute reserves taxed at a rate significantly lower than the current income tax rate and the deferred tax on accumulated tax losses of our subsidiary companies, EH and Astir Palace, which according to recent business plans will offset future tax profits within the period permitted by Greek legislation.

        Net Interest Income.    Our net interest income from continuing operations before allowances for loan losses increased by 35.2% to €2,100.4 million for 2006, compared with €1,553.3 million for 2005, of which 16.7% or €260.4 million was related to the effects of the acquisition of Finansbank. The remaining increase of 18.5% to €1,840.0 million for 2006 was due primarily to the increase in interest income attributable to significant growth in our loan portfolio and the increased income on our securities portfolios and deposits. This amount was partially offset by an increase in interest expense triggered by the expansion of our deposit base. Our net interest margin from our continuing operations in 2006 increased to 3.2% (or 2.97% excluding the effects of the acquisition of Finansbank) from 2.7%

in 2005. The components of our net interest income from continuing operations for 2005 and 2006 are reflected in the following table:

	Year ended December 31,
			2005/2006 Change
	2005	2006
	(EUR in thousands)		(%)
Interest Income:
Loans	1,591,972	2,373,241	49.1
Securities available for sale	92,843	185,003	99.3
Securities held to maturity	1,953	—	—
Trading assets	374,868	480,902	28.3
Securities purchased under agreements to resell	108,673	111,378	2.5
Interest-bearing deposits with banks	199,607	285,920	43.2
Other	20,472	66,330	224.0

Total interest income	2,390,388	3,502,774	46.5

Interest Expense:
Deposits	(598,705)	(1,105,197)	84.6
Securities sold under agreements to repurchase	(141,889)	(126,903)	(10.6)
Other borrowed funds	(4,595)	(18,992)	313.3
Long-term debt	(87,240)	(144,445)	65.6
Other	(4,692)	(6,882)	46.7

Total interest expense	(837,121)	(1,402,419)	67.5

Net interest income before allowance for loan losses	1,553,267	2,100,355	35.2
Allowance for loan losses	(225,013)	(261,603)	16.3

Net interest income after allowance for loan losses	1,328,254	1,838,752	38.4

        Total interest income for the Group's continuing operations increased by 46.5% to €3,502.8 million for 2006 from €2,390.4 million for 2005, of which €530.9 million or 22.2% was due to the effects of the acquisition of Finansbank. The increase was principally attributable to a 49.1% increase in interest income from loans in 2006 compared with 2005, of which 25.1% was due to the effects of the acquisition of Finansbank, reflecting a robust growth in the Group's lending activities, mainly resulting from the expansion of our retail book. The expansion of our lending activities was financed by cash inflows from the growth of our deposit base and the issuance of GBP 375 million of Preferred Notes. The increase in interest income from trading assets, securities available for sale and interest bearing deposits with banks, in addition to the effect of the acquisition of Finansbank, was due to increases in the interest rates during the year coupled with increases in the relative volumes.

        Total interest expense for the Group's continuing operations increased by 67.5% to €1,402.4 million for 2006 from €837.1 million for 2005 (of which €270.5 million or 32.3% was due to the effects of the acquisition of Finansbank) due to increases in interest on deposits and long term debt, which was also connected with our acquisition of Finansbank. Interest on deposits increased by 84.6% in 2006 (of which 31.9% was due to the effects of the acquisition of Finansbank), reflecting the expansion of our deposit base in 2006, as well as increases in the deposit rates following consecutive changes of the ECB rate. Our interest bearing deposits increased by 22.9% from €40,378.7 million in 2005 to €49,618.8 million in 2006, of which 12.5% or €5,052.4 million was due to the effects of the acquisition of Finansbank. Interest expense on long-term debt also increased by 65.6%, (44.4% of which was due to the effects of the acquisition of Finansbank), due to increased interest rates and the raising of GBP 375 million of Preferred Securities in November 2006.

        Allowance for Loan Losses.    The Group's continuing operations recorded allowances for loan losses of €225.0 million for 2005, which increased by 16.3% to €261.6 million for 2006.

        Activity in the loan loss allowances for the two years ended December 31, 2005 and 2006 was as follows:

	2005	2006
	(EUR in thousands)
Balance at beginning of the year	1,115,212	1,092,545
Less: Amounts attributable to discontinued operations	(15,654)	—
Subsidiaries acquired	—	133,227
Add: Allowances for loan losses from continuing operations	225,013	261,603
Write-offs	(245,881)	(277,338)
Recoveries(1)	7,058	20,064

Less: Net write-offs	(238,823)	(257,274)
Exchange differences and other variations	6,797	(5,344)

Balance at end of year	1,092,545	1,224,757

(1)
Recoveries after write-offs of non-performing loans are minimal as, under Greek regulations, non-performing loans cannot be written off until all legal remedies for recovery have been exhausted.

        During the period under review, allowance for loan losses from our continuing operations increased by 12.1% from €1,092.5 million in 2005 to €1,224.8 million in 2006. Total loans attributable to our continuing operations increased by 42.7% from €30,674.2 million as at December 31, 2005 to €43,756.8 million as at December 31, 2006, of which 22.1% or €6,786.8 million was due to the effects of the acquisition of Finansbank. At the same time, write-offs increased by 12.8% from €245.9 million in 2005 to €277.3 million in 2006 reflecting the Group's policy to write off all loans that have been determined to be unrecoverable. The level of allowances and net write-offs made during the year was roughly the same (€261.6 million and €257.3 million respectively). The Group's allowance for loan losses consists of five principal components. These are: specific allowances, coefficient analysis, homogeneous analysis, foreign loans and unallocated losses. See Item 4.E, "Selected Statistical Data—Credit Quality—Allowance for Loan Losses—Methodology".

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

        Allowances for foreign loans increased from allowances €231.2 million in 2005 to €318.4 million in 2006, of which €125.9 million represents the minority's share of Finansbank allowances. The decrease to €192.5 million not taking into account the acquisition of Finansbank is attributable to increased write-offs by our foreign entities.

        Total loan loss allowance as a percentage of non-performing loans increased from 75.5% as at December 31, 2005 to 81.8% as at December 31, 2006, as a result of our acquisition of Finansbank and increased allowance for loan losses.

        Net interest income after allowance for loan losses from our continuing operations increased by 38.4% to €1,838.8 million in 2006 from €1,328.3 million in 2005.

        Non-interest Income.    Non-interest income from our continuing operations increased by 19.8% to €1,757.2 million for 2006, compared to €1,466.8 million for 2005, of which 8.2% or €120.5 million was due to the effects of the acquisition of Finansbank. The following table summarizes the principal components of non-interest income during each of the two years ended December 31, 2005 and 2006:

	Year ended December 31,
			2005/2006 Change
	2005	2006
	(EUR in thousands)		(%)
Credit card fees	79,675	126,981	59.4
Service charges on deposit accounts	38,218	40,941	7.1
Other fees and commissions	369,730	457,269	23.7
Net trading profits	5,933	6,369	7.3
Net realized (losses)/gains on sales of available-for-sale securities	119,523	116,872	(2.2)
Equity in earnings or (losses) of investees	36,823	26,890	(27.0)
Other	816,871	981,961	20.2

Total non-interest income	1,466,773	1,757,283	19.8

        Income from credit card fees increased by 59.4% from €79.7 million in 2005 to €127.0 million in 2006, of which 58.1% or €46.3 million was due to the effects of the acquisition of Finansbank. Service charges on deposit accounts increased from €38.2 million in 2005 to €40.9 million in 2006, of which €6.6 million was due to the effects of the acquisition of Finansbank. Other fees and commissions in 2006 increased by 23.7% to €457.3 million against €369.7 million in 2005, of which €45.7 million or 12.4% was due to the effects of the acquisition of Finansbank. In 2006, sales of available-for-sale securities proved once again to be a profitable component of the Group's continuing operations performance and amounted to €116.9 million in 2006 against €119.5 million in 2005, and included profits of €2.4 million of Finansbank. Other non-interest income from our continuing operations was €982.0 million in 2006, significantly increased by 20.2% from €816.9 million in 2005 (of which €6.1 million or 0.7% was due to the effects of the acquisition of Finansbank), due primarily to an increase in income from insurance operations by €117.0 million coupled by a 57% increase in profits on sale of properties.

        Non-interest Expense.    Non-interest expense increased by 26.8% to €2,581.5 million for 2006, compared with €2,035.3 million for 2005, of which €255.7 million or 12.5% was due to the effects of the acquisition of Finansbank.

        The following table summarizes the principal components of non-interest expense during each of the two years ended December 31, 2005 and 2006.

	Year ended December 31,
			2005/2006 Change
	2005	2006
	(EUR in thousands)		(%)
Salaries and employee benefits	893,368	1,037,474	16.1
Occupancy and equipment expense	68,811	99,441	44.5
Amortization and depreciation	84,107	98,680	17.3
Impairment of goodwill	16,162	52,860	227.1
Minority interests, net of tax	40,625	96,150	136.7
Other non-interest expense	932,257	1,196,854	28.4

Total non-interest expense	2,035,330	2,581,459	26.8

        Salaries and employee benefits relating to our continuing operations increased by 16.1% from €893.4 million for 2005 to €1,037.5 million for 2006, of which 7.4% or €65.7 million was due to the effects of the acquisition of Finansbank. Employee benefit costs in 2005 and 2006 include actuarial adjustments for pension and post-retirement defined benefit plans. In 2005 and 2006, these adjustments resulted in a charge to the income statement of €34.6 million and €63.4 million, respectively. The increase is attributable to the voluntary retirement schemes of EH, NMOC and Astir Palace, the additional cost of which reached €38.6 million in 2006. Minority interests net of tax increased significantly due to the minority of Finansbank, which amounted to €78.0 million. In 2006, the absorption of National Investment Company in December 2006, resulted in an impairment of goodwill of €16.2million, while in 2006 the impairment of goodwill of National Real Estate by €52.0 million was attributed entirely to our logistics business unit.

        Other non-interest expense increased by 28.4% from €932.3 million in 2005 to €1,196.9 million in 2006, of which 7.8% or €72.5 million was due to the effects of the acquisition of Finansbank and a €116.7 million increase in insurance claims and reserves.

        Income Before Income Tax Expense.    In 2006, the Group reported profit from continuing operations before income tax expense of €1,014.6 million, a 33.6% increase from €759.7 million in 2005, of which 14.7% or €111.7 million was due to the effects of the acquisition of Finansbank.

        Income Tax Expense.    In 2006, we recognized a current tax liability of €312.5 million and a deferred tax gain of €97.8 million, of which €19.8 million current tax liability and €14.4 million deferred tax liability, respectively, was due to the effects of the acquisition of Finansbank, compared to a current tax liability of €168.2 million and a deferred tax liability of €64.6 million in 2005. Our total tax expense in 2006 amounted to €214.7 million compared to €232.8 million in 2005. The decrease in our total tax expense in 2006 was primarily due to the decrease in Greek statutory tax rates discussed below as well as EH's and Astir Palace's deferred tax asset on tax losses for the year.

        Following legislation enacted in December 2005, the applicable Greek statutory rate of tax was reduced from 32% for 2005 to 29% for 2006, and 25% for 2007 and thereafter. Pursuant to an incentive law, the statutory tax rate for the Bank for the years 2005 and 2006 was further reduced by four percentage points. The effective tax rate for the Group in 2006 was approximately 21.16%.

        Net Income.    For the reasons discussed above, and given that our net income from discontinued operations increased by 105.7% from €28.3 million in 2005 to €58.2 million in 2006, we had net income of €858.1 million for 2006, of which €77.3 million was due to the effects of the acquisition of Finansbank, compared with €555.2 million for 2005.

        Exchange Rate Exposure.    The Group is an active participant in the foreign exchange markets and also makes loans denominated in foreign currencies. The Group's goal in managing exchange rate exposure is to minimize the effect of exchange rate movements on profitability. The Group adheres to central bank guidelines and other guidelines applicable to the Group and actively manages its foreign currency position. To the extent that foreign currency-denominated assets are not matched with liabilities denominated in the same currencies, the Group engages in swaps and other hedging transactions in order to reduce the effects of these imbalances. Management, therefore, does not consider the Group's foreign exchange risk to be significant with respect to the Group's overall financial position. As at December 31, 2006, approximately 26.8% of the Group's liabilities and 23.4% of the Group's assets were denominated in currencies other than euro, before taking into account hedging transactions. For more information on foreign exchange risk see Item 11, "Quantitative and Qualitative Disclosures About Market Risk".

Recently Issued Accounting Pronouncements

        For a discussion of recently issued accounting pronouncements please refer to Note 3, "Summary of Significant Accounting Policies" to the U.S. GAAP Financial Statements included elsewhere in this report.

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

        The following table provides a summary of our interbank borrowing activity for each of the three years ended December 31, 2005, 2006 and 2007.

	Year ended December 31,
	2005	2006	2007
	(EUR in thousands)
Interbank lending	1,322,015	2,272,043	1,777,422
Interbank borrowing	(2,300,087)	(2,847,325)	(6,556,704)

Net interbank borrowing	(978,072)	(575,282)	(4,779,282)

        Operating cash flow also provides us with an important source of liquidity. The following table provides a summary of our cash flows for each of the three years ended December 31, 2005, 2006 and 2007.

	Year ended December 31,
	2005	2006	2007
	(EUR in thousands)
Cash flows from operating activities from continuing operations	(1,788,310)	2,017,509	2,526,091
Cash flows from operating activities from discontinued operations	48,878	(2,297)	—
Cash flows from investing activities from continuing operations	(1,288,149)	(7,976,758)	(12,748,422)
Cash flows from investing activities from discontinued operations	(72,821)	824	—
Cash flows from financing activities from continuing operations	3,951,018	6,255,873	12,536,407
Cash flows from financing activities from discontinued operations	(4,608)	—	—
Effect of exchange rate change on cash and cash equivalents	13,470	5,937	48,732

Net increase in cash and due from banks	859,478	301,088	2,362,808

        During 2005, our loan portfolio attributable to our continuing operations increased by €3,498.8 million. This lending activity was funded by excess liquidity from deposits which increased by €5,008.4 million.

        During 2006, our loan portfolio attributable to continuing operations increased by €13,082.6 million, of which €6,786.8 million was due to the effects of the acquisition of Finansbank, and our acquisitions of Finansbank and Vojvodjanska resulted in an increase in goodwill of €2,044.8 million. This lending activity was funded by excess liquidity from deposits, which increased by €10,634.0 million and an increase in long-term debt of €2,293.6 million, of which €5,943.9 million and €1,601.1 million, respectively, was due to the effects of the acquisition of Finansbank, whereas our acquisitions were funded by our share capital increase of €3,000.8 million in July 2006.

        During 2007, our loan portfolio attributable to our continuing operations increased by €11,803.7 million, of which €9,926.8 million was due to the effects of the acquisition of Finansbank. This lending activity was funded by excess liquidity from deposits, which increased by €10,986.8 million and an increase in long-term debt of €979.8 million, of which €8,435.1 million and €1,616.0 million, respectively, was due to the effects of the acquisition of Finansbank.

        Our capital expenditure requirements, excluding interests in other companies, have been principally for upgrading our information technology and other electronic systems and for general plant and equipment. Capital expenditure for the Bank, excluding such interests in other companies, amounted to €117.0 million in 2007. See Item 4.A, "History and Development of the Company". We fund our capital expenditure requirements principally through operating cash flow.

        Our capital expenditures also include interests acquired in other companies, amounting to an additional €2,446.9 million for the year ended December 31, 2007. This amount principally represents the acquiring of a further 43.44% stake in Finansbank in January 2007, and the acquisition of P&K Investment Services S.A.

        The Group's Treasury is active across a broad spectrum of capital market products and operations, including bonds and securities, interbank placements in the international money and forex markets and market-traded and OTC financial derivatives. For more information on the activities of our Treasury Division, see Item 4.B, "Business Overview—Banking Activities in Greece—Treasury Activities".

        At December 31, 2007, total assets were €90,960.6 million, a 20.1% increase from the Group's total assets of €75,713.7 million, at December 31, 2006, which in turn was a 26.1% increase from the Group's total assets of €60,007.5 million at December 31, 2005. Deposits with the central bank were €2,372.1 million in 2007, €2,110.2 million in 2006 and €1,184.4 million in 2005. Federal funds sold and securities purchased under agreements to resell from our continuing operations were €1,415.7 million in 2007, €2,398.0 million in 2006 and €2,495.7 million in 2005. Interest-bearing deposits with other banks from our continuing operations were €1,777.4 million in 2007, €2,272.0 million in 2006 and €1,322.0 million in 2005. The Group's continuing operations securities portfolio was €11,228.9 million at December 31, 2007, €11,529.3 million at December 31,2006 and €11,186.5 million at December 31, 2005.

        The Group's continuing operations loan portfolio grew from €30,674.2 million at December 31, 2005 to €43,756.8 million at December 31, 2006 and to €55,560.5 million at December 31, 2007. At December 31, 2007, the Group's loan portfolio accounted for 61.1% of total assets. Allowance for loan losses from continuing operations increased from €1,092.5 million in 2005 and to €1,224.8 million in 2006 and then decreased to €1,133.0 million in 2007. See Item 4.E, "Selected Statistical Data—Assets—Loan Portfolio".

        Deposits attributable to our continuing operations increased from €45,251.1 million at December 31, 2005 to €55,886.1 million at December 31, 2006 and to €66,872.9 million at December 31, 2007. Of these, interbank deposits increased from €2,400.0 million at year-end 2005 to €3,037.0 million in 2006 and then to €6,759.3 million in 2007.

        Although, subject to certain exceptions, Greek law does not allow an entity to acquire and own its own shares, subsidiaries in Greece were allowed to own and trade in the market shares of their parent company until March 16, 2001, and may continue to own shares acquired prior to such date. Treasury stock in our financial statements represents shares of the Bank owned by the Bank or our subsidiaries. Treasury stock decreased to €21.6 million at December 31, 2007 from €26.8 million at December 31, 2006.

        Greek law substantively prohibits subsidiaries from transferring funds to their parent company through loans by deeming such transfers null and void. Subsidiaries are also constrained in their ability to transfer funds to a parent company in the form of dividends by applicable corporate laws. For example, under Greek law, no distribution of dividends can be effected if, on the closing date of the relevant financial year, the total shareholders' equity is, or would be as a result of such a distribution, lower than the sum of the company's share capital and non-distributable reserve amounts. See Item 8.A(8), "Financial Information—Consolidated Statements and Other Financial Information". We do not believe that any of these legal provisions have had, or will have, a material impact on the Bank's ability to meet its cash obligations. We believe that our working capital is sufficient for our present requirements. For further discussion of Liquidity and Capital Resources, including the maturity profile, currency and interest rate structure of debt see Notes 23 and 26 to the U.S. GAAP financial statements included in this annual report.

Asset/Liability, Internal Audit and Risk Management

        We consider effective risk management to be a key factor in our ability to deliver sustained returns to our shareholders. We allocate substantial resources to upgrading our policies, methods and infrastructure to ensure compliance with best international practices and the guidelines of the Basel Committee for Banking Supervision. For a discussion of management's specific risks, see Item 11, "Quantitative and Qualitative Disclosures About Market Risk".

Risk Management Policies

        Group risk management policies are approved by the Bank's Risk Management Committee (the "RMC"), the members of which are the Chief Executive Officer, the Deputy Chief Executive Officer and one non-executive member of the Board of Directors. The RMC is responsible for all strategic risk management decisions including the approval and review of risk strategy, policies and capital adequacy and allocation as well as overseeing the GRMD. For more information on the Board Risk Committee, see Item 6.C, "Board Committees".

        The GRMD is responsible for protecting the Group against unforeseen losses and maintaining earnings stability through independent identification and assessment of risks, developing the Group organizational structure under best banking practices for risk management, developing transparent, objective and consistent risk management information as the basis for sound decision making and maximizing the Bank's earnings potential by measuring performance on a risk-adjusted basis and allocating capital accordingly. In addition, the GRMD is responsible for providing the RMC and the Executive Committee with accurate data and analysis required for measuring, monitoring and managing risks and for supporting the implementation of risk management decisions. For more information on the NBG Group Executive Board, see Item 6.A, "Board of Directors and Senior Management".

Asset and Liability Committee ("ALCO")

        Our asset/liability and risk management policy is designed to structure our balance sheet in order to control exposure to liquidity, interest rate and exchange rate risks, as well as to enable us to take advantage of market opportunities which we believe may contribute to our profitability.

        Currently, the asset/liability management policies of the Bank and the other subsidiaries in the Group are planned and implemented separately, although the Bank's ALCO is seeting the guidelines for Asset and Liability Management ("ALM") in general. ALCO is responsible for determining the broad asset/liability management of the Bank and for supervising its implementation. This committee meets monthly and is comprised of the Chief Executive Officer and Deputy Chief Executive Officer of the Bank and the General Managers and managers of the Bank involved in the asset allocation functions. Day-to-day asset/liability management is delegated to the Bank's Treasury Department, which is divided into several operating units. The subsidiaries in the Group follow asset and liability management policies similar to those of the Bank.

        The members of ALCO are:

  •
  Takis Arapoglou (Chairman)

  •
  Ioannis Pechlivanidis (member)

  •
  Anthimos Thomopoulos (member)

  •
  Paul Mylonas (member)

  •
  Petros Christodoulou (member)

  •
  Michael Oratis (member)

  •
  Demetrios Lefakis (member)

  •
  Ioannis Kyriakopoulos (member)

  •
  Leonidas Fragiadakis (member)

Internal Audit

        Internal audit, at the NBG Group, is an independent, objective assurance and consulting activity designed to add value and improve operations. It contributes in the achievement of the corporate objectives by (a) bringing a systematic, disciplined approach in evaluating the effectiveness of risk management, internal controls and corporate governance, (b) recommending appropriate measures to improve their efficiency and effectiveness and (c) monitoring the implementation of corrective actions.

        The Internal Audit—Inspection Division of the Bank & the Group ("IAID") is authorized to conduct planned and special audits and/or to coordinate the internal audit activities across the Group. IAID is administratively independent from the remaining Bank & Group Units. The Chief Audit Executive holds the title of General Manager of the Bank and is assigned or discharged only by the NBG Board of Directors, after recommendation by the Audit Committee and the Bank's CEO; any such change must be communicated to the Regulatory Authorities (Bank of Greece). The Chief Audit Executive reports, on the IAID's activities, directly to the Audit Committee, on a monthly basis and to the Board of Directors of the Bank, through the Audit Committee on a quarterly basis.

        Given the rapid expansion of the NBG Group in South Eastern Europe and the recent guidelines regarding the operation of the Internal Audit Units, issued by the Regulatory Authorities, the Board of Directors of the Bank has approved a new Internal Audit Charter and organization structure for the IAID enabling it to effectively operate at Group level. On the basis of its new Charter IAID is the central coordinating Unit for all the Internal Audit Units ("IAUs") of the Group and is charged with the development and implementation of internal auditing standards in accordance with the Regulatory Guidelines and the International Standards for the Professional Practice of the Internal Auditing of the Institute of Internal Auditors ("IIA").

        In order to fulfill its new role IAID has developed a three year business plan that is aligned with the NBG Group's strategic goals for 2007-2009. Two important objectives of the plan that are already in their implementation stage were the audit staff restructuring and the establishment of a common Group-wide internal audit methodology.

        In 2006 IAID started an aggressive recruitment program aiming to attract qualified senior auditors and audit managers from the market, the majority of whom held postgraduate degrees and/or certifications (e.g. CIA, CISA, ACCA); in parallel, high potential individuals were recruited internally from various units of the Bank. The recruitment program continued in 2007 and expanded to other Internal Audit Units of the Subsidiaries.

        As of December 31, 2007 the IAID's headcount, excluding the Chief Audit Executive, was 122 auditors, out of whom 19 were Managers, 37 Senior Auditors and 66 Auditors and Junior Auditors. The total auditor headcount at Group level was 277, out of whom 35 were managers, 53 senior auditors and 189 auditors and junior auditors. Upon completion of the restructuring the auditors holding degrees or postgraduate titles represented 90% at the Group level.

        IAID has developed an internal audit methodology consisting of policies and procedures, in line with the COSO—ERM principles and the IIA Standards. The new internal audit methodology is currently being implemented at each IAU across the Group according to the internal audit integration plan. According to the methodology the high risk areas will be audited on a yearly basis while the medium and low risk at least every three years. The IAID has also aligned its planning process to satisfy Basel II and MiFID requirements.

        The IAID in cooperation with the remaining NBG Group IAUs developed a comprehensive Group-wide annual audit plan for 2008 based on the new methodology that was developed. The Group-wide annual audit plan incorporates the individual audit plans from each subsidiary in an effort to optimize the audit coverage and to utilize more efficiently available resources. The Group-wide integrated audit plan was submitted for approval to the Bank's Audit Committee and will be materialized, by deploying resources from the IAID, the local IAUs, or jointly from both, depending on the criticality of the auditable unit and the specialized know-how that is required.

Liquidity Exposure

        Liquidity risk is defined as the current or prospective risk to earnings and capital arising from the institution's inability to meet its liabilities when they come due without incurring unacceptable losses.

        It reflects the potential mismatch of payment obligations to incoming payments, taking into account unexpected delays in repayments (term liquidity risk) or unexpectedly high payment outflows (withdrawal/call risk). Liquidity risk involves both the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner on reasonable terms.

        Liquidity risk management seeks to ensure that the liquidity risk of the bank is measured properly, it is maintained within acceptable levels and that even under adverse conditions, the bank has access to the funds necessary to cover customer needs, maturing liabilities and capital requirements.

        The RMC monitors the gap in maturities between assets and liabilities as well as the funding requirements based on various assumptions, including conditions that might have an adverse impact on the bank's ability to liquidate investments and trading positions and the ability to access capital markets.

        The Group's principal source of liquidity is its deposit base and, to a lesser extent, interbank borrowings and long-term debt. The Group operated a network of 575 branches in Greece at December 31, 2007. In addition, at the same date, our international network comprised 1,061 banking units outside Greece (branches and representative offices), including 411 branches of our Turkish operations. Our deposits reached €66,872.9 million as at December 31, 2007, up 19.7% from €55,886.1 million at December 31, 2006. This provides the Group with sufficient euro and foreign currency liquidity to fund its operations and treasury positions. The Group derives liquidity also from the interbank market, from long term debt and other borrowed funds, from its ongoing business operations and from disposals of securities and other assets. For more information on other borrowed funds and long term debt of the Group see Notes 23 and 26 to the U.S. GAAP Financial Statements included in this Annual Report.

        As at December 31, 2007, approximately 8.4% of the Group's deposits were demand deposits with no specified maturity. Approximately 92% of the Group's deposits had maturities of less than three months, 35.6% of the Group's loans with customers had a maturity of less than one year. Loans to customers with maturities in excess of five years represented 34.9% of the Group's total loan portfolio. Over 90% of the Group's interest bearing deposits with banks had maturities of less than three months.

Interest Rate Exposure

        Exposure to interest rate risk in the banking book arises from repricing mismatches between assets and liabilities. The Group closely monitors its overall exposure to interest rate risk in the banking book and the impact that individual transactions may have on such exposure. The Group is managing its exposure to interest rate risk in the banking book aiming to limit the potentially adverse consequences of interest rate movements on profitability and capital, while seeking to take advantage of opportunities presented by prevailing or expected trends in market interest rates.

        At December 31, 2007, 60.5% of Group loans with maturity over one year carried floating rates of interest.

Assets and Liabilities by Currency Denominations

        The following table sets forth the assets and liabilities and shareholders' equity by those denominated in euro and those denominated in other currencies for the Group under U.S. GAAP at December 31, 2005, 2006 and 2007.

	Year ended December 31,
	2005			2006			2007
	EUR	Other Currency	Total	EUR	Other Currency	Total	EUR	Other Currency	Total
	(in thousands)
Assets:
Cash and due from banks	1,167,654	343,318	1,510,972	1,087,724	776,250	1,863,974	3,328,113	898,655	4,226,768
Deposits with central bank	1,067,670	116,713	1,184,383	1,644,698	465,493	2,110,191	1,754,171	617,974	2,372,145
Securities purchased under agreements to resell	2,493,680	2,053	2,495,733	2,385,914	12,183	2,398,097	1,180,369	235,319	1,415,688
Interest bearing deposits with banks	277,620	1,044,395	1,322,015	511,735	1,760,308	2,272,043	945,383	832,039	1,777,422
Money market investments	67,897	111,176	179,073	168,653	199,000	367,653	54,603	199,431	254,034
Trading assets	13,711,152	236,736	13,947,888	12,522,908	484,258	13,007,166	12,017,838	688,271	12,706,109
Available-for-sale securities, at fair value	2,050,985	556,024	2,607,009	2,564,009	1,591,057	4,155,066	2,102,361	2,447,866	4,550,227
Held to maturity	20,867	—	20,867	—	—	—	—	—	—
Equity method investments	230,117	—	230,117	228,521	6,049	234,570	72,071	3,636	75,707
Loans	27,176,041	3,498,132	30,674,173	34,215,388	9,541,455	43,756,843	41,011,845	14,548,647	55,560,492
Less: Allowance for loan losses	(893,005)	(199,540)	(1,092,545)	(960,751)	(264,006)	(1,224,757)	(837,118)	(295,834)	(1,132,952)
Net loans	26,283,036	3,298,592	29,581,628	33,254,637	9,277,449	42,532,086	40,174,727	14,252,813	54,427,540
Goodwill, software and other intangibles	327,984	19,402	347,386	609,599	1,949,897	2,559,496	3,736,807	460,686	4,197,493
Premises and equipment net	646,145	99,035	745,180	614,064	336,498	950,562	599,113	417,289	1,016,402
Customers' liability on acceptances	—	205	205	—	—	—	—	—	—
Accrued interest receivable	515,522	19,072	534,594	502,686	197,974	700,660	579,474	264,201	843,675
Other assets	2,071,232	474,700	2,545,932	2,032,918	529,256	2,562,174	2,303,149	722,092	3,025,241
Assets classified as held for sale	—	2,754,517	2,754,517	—	—	—	72,197	—	72,197

Total assets	50,931,561	9,075,938	60,007,499	58,128,066	17,585,672	75,713,738	68,920,376	22,040,272	90,960,648

	Year ended December 31,
	2005			2006			2007
	EUR	Other Currency	Total	EUR	Other Currency	Total	EUR	Other Currency	Total
	(in thousands)
Liabilities and Shareholders' Equity:
Deposits	36,277,754	8,973,683	45,251,437	42,316,605	13,569,480	55,886,085	49,594,839	17,278,043	66,872,882
Securities sold under agreements to repurchase	2,682,877	43,940	2,726,817	2,961,896	75,607	3,037,503	3,325,770	183,755	3,509,525
Other borrowed funds		195,690	195,690	2,004	293,239	295,243	37,365	436,301	473,666
Acceptances outstanding	204	1	205	—	—	—	—	—	—
Accounts payable, accrued expenses and other liabilities	2,981,786	444,737	3,426,523	1,848,937	2,039,637	3,888,574	3,269,363	1,780,443	5,049,806
Long-term debt	2,147,691	4,251	2,151,942	1,950,829	2,494,736	4,445,565	2,670,303	2,755,016	5,425,319
Insurance reserves	1,499,971	37,157	1,537,128	1,679,442	54,124	1,733,566	1,874,047	50,252	1,924,299
Liabilities classified as held for sale	—	2,255,132	2,255,132	—	—	—	11,468		11,468

Total liabilities	45,590,283	11,954,591	57,544,874	50,759,713	18,526,823	69,286,536	60,783,155	22,483,810	83,266,965
Minority interests	69,505	19,672	89,177	33,671	754,974	788,645	405,385	369,268	774,653
Total shareholders' equity	2,113,908	259,540	2,373,448	5,381,916	256,641	5,638,557	6,002,522	916,508	6,919,030

Total liabilities and shareholders' equity	47,773,696	12,233,803	60,007,499	56,175,300	19,538,438	75,713,738	67,191,062	23,769,586	90,960,648

Capital Adequacy

        The capital adequacy ratios applicable to Greek banks conform to EU requirements, in particular the Own Funds Directive, the Solvency Ratio Directive and the Capital Adequacy Directive. See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece". It is the aim of the Bank to maintain a capital ratio in excess of the 8% ratio required by the Greek supervisory authority. At December 31, 2006, the Bank and the Group had €5,569 million and €5,378 million, respectively, of Tier I capital and €8,071 million and €6,778 million, respectively, of total capital. At December 31, 2007, the Bank and the Group had €6,150 million and €4,881 million, respectively, of Tier I capital and €7,269 million and €5,427 million, respectively, of total capital.

        The following table shows the EU capital adequacy ratios for the Bank and the Group at December 31, 2003, 2004, 2005, 2006 and 2007.

	Year ended December 31,
	2003		2004		2005		2006		2007
	Tier I	Total	Tier I	Total	Tier I	Total	Tier I	Total	Tier I	Total
Bank	10.7%	15.5%	10.3%	15.8%	9.3%	16.8%	15.9%	23.1%	14.5%	17.1%
Group	10.1%	12.9%	11.9%	14.8%	12.3%	15.2%	12.4%	15.6%	9.2%	10.2%

C.    Research and Development, Patents and Licenses

        We have not engaged in any significant research and development activities during any of the last three financial years.

D.    Trend Information

        Recent months have been characterized by increased downside growth risks in the Eurozone, and high crude oil prices. Further, the Turkish lira has depreciated against the euro during the last quarter of 2007 and early 2008. We do not know how these counteracting forces will evolve in the future and how these could influence the demand for our products and services, the credit quality of borrowers (with the corresponding pressures on our risk management) as well as income from foreign operations and revenues from foreign exchange dealing. We expect that in 2008 the decline in the asset yield will reverse due to the tightening liquidity conditions and that the yield curve will steepen, while loan volume will continue to grow strongly.

E.    Off-balance Sheet Arrangements

        In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by a bank to a third party for a customer's foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. See Note 27 to the U.S. GAAP Financial Statements included in this Annual Report. All of these arrangements are related to the normal lending activities of the Group.

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

        The following tables summarize the Group's off-balance-sheet financial instruments, whose contract amounts represent credit risk, as of December 31, 2006 and 2007:

	2006	2007
	(EUR in thousands)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit:
Commercial and personal	15,282,264	18,541,224
Commercial real estate	44,991	76,541
Residential real estate	622,607	611,777
Commercial letters of credit	742,780	857,967
Standby letters of credit and financial guarantees written	5,769,479	6,550,513

Total	22,462,121	26,638,022

F.     Tabular Disclosure of Contractual Obligations

        Our contractual obligations as at December 31, 2007, can be summarized as follows:

	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	(EUR in thousands)
Time deposits	30,783,246	550,519	127,229	52,511	31,513,505
Long-term debt	259,107	2,770,360	414,864	1,980,988	5,425,319
Estimated interest payments on long-term debt obligations	291,819	419,167	262,870	237,225	1,211,081
Operating lease obligations	61,101	105,791	103,460	161,248	431,600
Insurance reserves	587,842	288,747	147,454	900,256	1,924,299
Pension liability	34,016	44,786	50,556	100,890	230,248
Put options of minority interest holdings	428,187	—	—	182,929	611,116
Purchase obligations	256,247	—	—	—	256,247

Total	32,701,565	4,179,370	1,106,433	3,616,047	41,603,415

G.    Safe Harbor

        See "Special Note Regarding Forward-Looking Statements" in the introduction to this Annual Report.

ITEM 6    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Board of Directors and Senior Management

        The Chief Executive Officer is responsible for the management of the Bank, under the supervision of the Board of Directors. The Board of Directors is composed of 15 members (two executive and 13 non-executive members, of whom at least two shall be independent, in accordance with the provisions of Greek Law 3016/2002), including the Chief Executive Officer (who also serves as chairman) and the Deputy Chief Executive Officer. The members are elected by the shareholders at the general meeting for a term of three years and may be re-elected.

        While the Hellenic Republic has no statutory right to appoint directors of the Bank, it has significant indirect influence on the Bank through the 16.6% owned by pension funds (as at April 30, 2008, the most recent practicable date) and therefore may have the de facto ability to appoint certain or all directors through the exercise of its voting rights. The chairman is elected by the Board of Directors.

        The Board of Directors meets as required by Greek law, or the Bank's Articles of Association and is convened either by its Chairman or at the request of any two directors. The Board of Directors may also meet by way of teleconference. The quorum for a Board of Directors meeting is a majority of all Board members. In addition, at least five directors must be physically present at the meeting. Resolutions are adopted by majority vote of those present and those who have submitted proxies. Each director has one vote but may also represent one other director by written proxy.

        Following the Bank's General Meeting of Shareholders held on May 25, 2007, the Board of Directors is now as follows:

Executive Members
Efstratios-Georgios (Takis) A. Arapoglou	Chairman—Chief Executive Officer
Ioannis G. Pechlivanidis	Vice-Chairman—Deputy Chief Executive Officer
Non-Executive Members
Ioannis C. Yiannidis	Professor, University of Athens Law School and Legal Counselor
Georgios Z. Lanaras	Shipowner, former Chairman, Hellenic Chamber of Shipping
Achilleas D. Mylonopoulos	Employees' representative
Ioannis P. Panagopoulos	Employees' representative, Chairman, Federation of Greek workers
Stefanos G. Pantzopoulos	Business consultant, former Certified Auditor
Independent Non-Executive Members
H.E. the Metropolitan of Ioannina Theoklitos	Bishop of the Greek Orthodox Church, Ioannina prefecture
Stefanos C. Vavalidis	Member of the Board of Directors, European Bank for Reconstruction & Development
Dimitrios A. Daskalopoulos	Chairman, Hellenic Federation of Enterprises (SEV)
Nikolaos D. Efthymiou	Chairman, Association of Greek Shipowners
Georgios I. Mergos	Professor of Economics, University of Athens, Governor of IKA
Constantinos D. Pilarinos	Economist
Ploutarchos K. Sakellaris	Professor, University of Athens, Chairman, Council of Economic Advisors, Ministry of Economy and Finance
Drakoulis K. Fountoukakos-Kyriakakos	Entrepreneur, Chairman, Centre for Studies and Research of Athens Chamber of Commerce and Industry (KEME-ACCI)

Curricula vitae

        Below are the curricula vitae of the Chief Executive Officer and Deputy Chief Executive Officer, as well as those of the principal managers running various businesses of the Bank.

Chairman—Chief Executive Officer

        Efstratios-Georgios (Takis) Arapoglou.    Mr. Arapoglou, age 57, became Chairman and Chief Executive Officer of the Bank on March 19, 2004. He is a graduate of the University of Athens School of Mathematics in 1974, and holds a BSc in Naval Architecture from the University of Glasgow in 1977 and an MSc in Management from the Brunel University in 1978. From 1978 to 1991 he worked for Paine Webber, Citicorp Investment Bank and Chase Investment Bank in London specializing in debt and equity capital markets, derivatives and strategic consulting for multinational companies, financial organizations and governments in North America, Scandinavia and Western Europe. In 1991, he became President and Chief Executive Officer of the Ionian and Popular Bank of Greece Group. He was also appointed President of DIAS Interbanking Systems S.A., overseeing the completion of the project, which was delivered to the Greek banking system in 1993. (DIAS Interbanking Systems has currently 40 banks as shareholder participants including the Bank and provides interbank services, such as check clearing, ATM networking, fund transfers, payroll and pension services for the benefit of customers of shareholder participants). From 1994 to 1997, he served as General Manager of American Express-Greece and in 1997 became General Manager of Citibank/Citigroup-Greece. In 2000, he joined Citigroup in London as Managing Director and Global Banks Industry Head, and at the beginning of 2004 became Senior Advisor on Global Corporate and Investment Banking.

        He has served as a member of the Supervisory Boards of Citibank-Sweden from 1984 to 1985 and Chase Manhattan Bank-Finland from 1989 to 1990, the Boards of the Hellenic Bank Association from 1991 to 1993 and the Egyptian American Bank, an American Express subsidiary in Egypt from 1994 to 1996, and the Asset and Liability Committee of Citigroup Europe. Since 2005, he has served as President of the Hellenic Banks Association.

Vice-Chairman and Deputy Chief Executive Officer

        Ioannis Pechlivanidis.    Mr. Pechlivanidis, age 55, was appointed Vice-Chairman and Deputy Chief Executive Officer of the Bank on April 22, 2004. He holds a BA in Economics from Wesleyan University and an MSc in Economics from the London School of Economics. He worked at The First National Bank of Chicago from 1980 to 1989, subsequently becoming Loan Manager at the Bank of America. In 1990, he joined Xiosbank S.A, becoming General Manager in 1997. In 1999, he was appointed to the post of Deputy Managing Director of Piraeus Bank, going on to become Managing Director of Millennium Bank in Athens. Since 2003, until taking up his current appointment, he held the post of first Vice-Chairman of Bank Post (a subsidiary of EFG Eurobank in Romania).

        The business address of the Chief Executive Officer and Deputy Chief Executive Officer is 86 Eolou Street, 10232 Athens, Greece.

Key Management

        Dr. Omer A. Aras, age 54, is Vice-Chairman of the Finansbank's Board of Directors, Head of NBG Group International Activities and Chief Executive Officer of Finansbank. Dr. Aras graduated from the Istanbul Academy of Economic and Commercial Sciences, Department of Economics, in 1975. He received an MBA in 1978 and a PhD in Business Administration in 1981 from Syracuse University. Over the next three years, he was a faculty member at the Business Administration Department of Ohio State University and worked as a consultant. Between 1984 and 1987, he served as Credit Marketing Manager and Credit Committee Member at Citibank, and worked as the Head of Yapi Kredi Securities. Dr. Aras participated in the founding of Finansbank in 1987, and served as Assistant General Manager for two years and as General Manager for six years and as an Executive Board Member of Finansbank and Vice-Chairman of Fiba Holding from 1989 to 2006. Between 2003 and 2007 he also served as Board Member of the Turkish Industrialists' Businessmen's Association.

        Doucas J. Palaiologos, age 56, is Chairman and Managing Director of EH. Mr. Palaiologos was professionally trained in the United Kingdom from 1970 to 1972 by the Century Insurance Co. Ltd. and Glanvil Enthoven Insurance Brokers, and since 1972 he has worked continuously for Hellenobretaniki Insurance Company. He has been Chairman and Managing Director of Hellenobretaniki, Vice-President of Palmafone Hellenic Mobile Communications and President of Unifon Company. He has also been Vice-President of ICAP S.A., and has been a Board Member of Air Liquide and IOBE. Mr. Palaiologos has also been Chairman of the Association of Insurance Companies—Greece for the terms 1989-1990, 1990-1992, 1996-1998 and 2005-2007, and Secretary General from 2003 to 2004. Currently, he is the Vice-Chairman of the Association of Insurance Companies—Greece. Additionally, Mr. Palaiologos is the Chairman of the Board of Directors for the following companies: Garanta Insurance Company (Romania), Ethniki Insurance Company (Cyprus) and Alpha Insurance Brokers S.A. He holds a law degree from Athens Law School, an MBA from INSEAD Fountainebleau and he is a Fellow of the Chartered Insurance Institute.

        Marinos Stratopoulos, age 44, is the President of the Executive Board of Vojvodjanska since its acquisition by the Group in December 2006. He started his career in banking in 1993 in Xiosbank S.A. and then served in several managerial positions in Piraeus Bank Group, Egnatia Bank Romania S.A., Egnatia Bank S.A. and National Bank of Greece a.d. Beograd. In parallel to his banking career, he worked from 1993 to 2000 as a part time instructor in Accounting, Mathematics of Finance, Business Administration and Business Finance at the American College of Greece. He holds a Diploma of Deck Officer of the Merchant Marine, a BSc in Business Administration from the American College of Greece and an MSc from the University of Lancaster.

        Hector Zarca, age 48, is Managing Director and Chief Executive Officer of the SABA. He joined the Bank in November 2001 as Chief Financial Officer and was elected as a member of the Board of Directors in August 2002, after which he was appointed to his present position in December 2003. He was previously Group Financial Director of Sasfin Holdings Limited for five years from August 1996, after seven years of service with the Standard Bank of South Africa Limited, rising to the position of Chief Financial Officer of Commercial Banking. Mr. Zarca obtained a BComm and BAcc from the University of the Witwatersrand and thereafter qualified as a chartered accountant in 1985.

        Stilian Vatev, age 51, is the Chief Executive Officer and a member of the Board of Directors of UBB. He joined UBB in 1993 after serving in several managerial positions at the Bulgarian National Bank. He is also a member of the Board of Directors of the Bulgarian Central Depository, "Bankservice" AD, Interlease AD, Interlease Auto AD, and UBB Asset Management AD. Further, Mr. Vatev is the Chairman of the Board of Directors of UBB-AIG Life Insurance Company AD and UBB—AIG Insurance and Reinsurance Company AD, and is a member of the SEE Regional Advisory Board of MasterCard—Europe. Mr. Vatev holds an MA in Finance and Credit and has attended several banking-related programs in the United Kingdom, Switzerland and Japan.

        Gligor Bishev, age 50, is the First General Manager of Stopanska Banka. He joined Stopanska Banka in 2000 after serving as Deputy Governor of the National Bank of FYROM. Mr. Bishev is an Associate Professor at the Faculty of Economics, Prilep, and Professor at the Post-Graduate Studies at both the Faculty of Economics, Skopje and the Institute of Economics, Skopje. He participated in the monetary reform in the FYROM as well as in several research projects in banking, monetary policy, applied economics, and economic development. He holds a PhD in Economics and has attended various seminars and training courses in Austria, the United Kingdom and Switzerland.

        Michalis Kokkinos, age 64, is the Managing Director and a member of the Board of Directors of NBG Cyprus since March 2007. He is also member of the Board of Directors of Ethniki Insurance (Cyprus) Ltd and represents the Bank as a member of the Board of Directors of the Association of Cyprus Commercial Banks. He has 40 years of experience in the banking sector and has held several senior managerial positions with the Group, as well as with Aspis Bank, a Greek bank headquartered in Athens.

        Andreas Maragoudakis, age 64, is the General Manager and Vice-Chairman of the Board of Directors of Banca Romaneasca SA He joined Banca Romaneasca in November 2004, after serving for one year as Risk Management Executive and Deputy Chief Executive Officer in Bancpost in Romania. His previous work experience includes managerial positions in various banks such as Alpha Bank SA, Piraeus Bank and American Express Bank. Mr. Maragoudakis holds an MA in International Relations from Ottawa University, Canada. He has attended a number of seminars in Banking and Management.

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

        There are currently 14 General Managers:

Core Business Lines

        Alexandros Tourkolias, age 61, is the Executive General Manager of Corporate and Investment Banking. He is a member of the Bank's Credit Committee, Chief Executive Officer and Vice-President of Ethniki Leasing, Vice-President of NBG Bancassurance, First Vice-President of EH and on the Boards of Directors of NBG Cyprus, UBB and NBGI.

        Alexandros Georgitsis, age 63, is the Executive General Manager of Retail Banking. He is also on the Boards of Directors of EH, NBG Asset Management Mutual Funds and NBG Bancassurance.

        Petros Christodoulou, age 47, is the General Manager of Treasury and Private Banking. He is the Vice-President of National P&K Securities. He is also a member of the Investment Committee of EH and the Foundation for Economic and Industrial Research.

        Abraham-Minos Moissis, age 46, is the General Manager of Domestic Branch Network NBG. He is the Managing Director of NBG Bancassurance and he is on the Board of National P&K Securities and EH.

        Demetrios Demopoulos, age 61, is the General Manager of Corporate Banking. He is on the board of directors of National P&K Securities, Ethniki Leasing and Astir Palace.

Operations and Support

        Anthimos Thomopoulos, age 47, is the Chief Financial Officer and Chief Operations Officer. He joined the Bank in 1998 as Group Risk Director after serving as a Managing Partner of KPMG Greece. He is Chairman of the Board of Protypos, Ethnoplan, and Ethnodata, and Vice-Chairman and CEO of Astir Palace. He is on the Board of SABA, UBB, Finansbank, Vojvodjanska, Siemens Televiomichaniki, the Hellenic Deposit Guarantee Fund and ETAT.

        Demetrios Lefakis, age 47, is the Chief Risk Officer. Before joining NBG, he worked for Citigroup in various senior positions in the United States, Latin America and Asia. He is on the Boards of Directors of Finansbank and P&K Securities S.A.

        Michael Oratis, age 51, is the General Manager of Risk Management. Before joining the Bank in 1999, he worked for ABN AMRO Bank, Mytilinaios SA and Citibank as Country Treasurer. He is a member of the Board of Directors of SABA.

        Agis Leopoulos, age 40, is the General Manager of International. He is also the Chairman of Interlease and South African Bank of Athens, and a member of the Board of Directors of NBG Cyprus, Stopanska Banka, UBB, Banca Romaneasca and Vojvodjanska.

        Petros Economou, age 71, is the General Counsel. He joined the Bank in September 2005 after serving as Manager of the Legal Division of Ionian and Popular Bank and American Express in Greece. He is Vice-Chairman of Ethniki Kefalaiou S.A. and Vice-Chairman of NBG Asset Management Mutual Funds.

        Stavros Gatopoulos, age 64, is the Head of Human Resources and Group Internal Communications. He joined the Bank in September 2005 after serving as Head of the Human Resources Division of Citibank Athens. He is the Chairman of NBG Training Center.

        Paul Mylonas, age 49, is the Chief Economist, Chief Strategist and Head of Investor Relations. Before joining the Bank, he worked at the OECD and the IMF. He is a member of the Boards of Directors of the Foundation for Economic and Industrial Research and the Hellenic Center for Investment.

        George Paschas, age 52, is the Chief Audit Executive.

        Eleni Tzakou-Lampropoulou, age 46, is the General Manager of Operations. She is the Vice-Chairman of Ethnodata and a member of the Board of Directors of National P&K Securities.

NBG Group Executive Board

        The NBG Group Executive Board was established by Management's Act No. 1311/28.09.2006 and is the supreme body of the Bank with approving authority. It may decide, under the authority vested in it by the Bank's Board of Directors on issues regarding the implementation of the Bank's business plan, which do not fall under the authority of other committees or Bank's Executives.

        The following are members of the NBG Group Executive Board:

  •
  Takis Arapoglou (Chairman)

  •
  Ioannis Pechlivanidis

  •
  Alexandros Georgitsis

  •
  Anthimos Thomopoulos

  •
  Alexandros Tourkolias

  •
  Demetrios Lefakis

Executive Credit Committee

        The Executive Credit Committee was established by Management's Act No. 244/08.04.2008 and its purposes are to:

  •
  establish the limits for the all the levels of credit approval;

  •
  approve loans which amount exceeds the limits of the set credit approval authorities;

  •
  implement new credit approval levels and to review or abolish existing credit approval limits; and

  •
  amend the Credit Policy rules of the credit approval levels.

        The following are members of the Executive Credit Committee:

  •
  Takis Arapoglou (Chairman)

  •
  Alexandros Tourkolias

  •
  Demetrios Lefakis

B.    Compensation

        In 2007, total remuneration received by the members of the Bank's Board of Directors and the Bank's General Managers from Group companies amounted to €12 million.

        For more information on related party transactions, see Note 32 of the U.S. GAAP Financial Statements included elsewhere in this Annual Report.

        Total remuneration comprises salaries, fees, bonuses and other short-term benefits, post employment and other long-term benefits, and termination benefits.

        The above persons were also granted 385,000 and 810,300 options, under stock option programs A and B, respectively. For more information on the Bank's stock option program see Item 6.E, "Share Ownership".

        According to the Bank's management, apart from the above amounts, the Bank's directors and general managers are not entitled to any further amounts from the Bank or our subsidiaries.

        We do not set aside or accrue amounts to provide pension, retirement or similar benefits for the Bank's Board of Directors or members of management apart from their participation in social security schemes.

C.    Board Practices

        We do not have directors' service contracts or other agreements that provide for benefits on termination of employment.

        The following list summarizes the terms of office of the members of the Board of Directors of the Bank.

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

        The Bank's corporate governance practices closely follow the requirements imposed by the laws of Greece. The most significant differences between the Bank's corporate governance practices, including the provisions of the Sarbanes-Oxley Act, and those followed by U.S. based companies under the New York Stock Exchange listing standards have been posted on the Bank's website at the following address: www.nbg.gr.

        In 2007, after successfully accomplishing the key objectives of the corporate governance improvement plan adopted in 2005, the Bank renewed its commitment to further enhance its corporate governance practices by adopting a new improvement plan that was adopted by the Board of Directors. The Bank's actions in corporate governance are part of a broader effort of the Bank's management and Board of Directors to improve long-term shareholder value.

        The most significant corporate governance objectives adopted and achieved in the most recent improvement plan are to:

  •
  adopt the Bank's and the Group's Budget Policy, which underlines management's long term strategic goals as they transpire in the Bank's business plan;

  •
  adopt the NBG Group's Corporate Social Responsibility (CSR) policy which has been posted on the Bank's website;

  •
  adopt the NBG Group Remuneration Principles and Executive Director Remuneration Policy;

  •
  strengthen the Audit Committee's planning and review capacity, in view of the requirements of the Sarbanes-Oxley Act and the Bank of Greece Governor's Act 2577 of March 9, 2006;

  •
  establish a regular yearly retreat on group strategy that involves key senior executives from the Bank and the Group;

  •
  strengthen the Board of Directors understanding of the Bank's and the Group's compliance and risk functions; and

  •
  adopt amendments to the Terms of Reference of the Board of Directors Secretariat and Shareholder Services Division that strengthen the Board's and Board Committees' support and corporate secretary functions.

Board Committees

  Audit Committee

        The Audit Committee of the Bank was established in May 1999, following the Act of the Governor of the Bank of Greece 2438/1998, and at present consists of five members. The Bank's Board of Directors appoints the members of the Audit Committee for a one-year term. The Board of Directors of the Bank is responsible for appointing and replacing any member of the Audit Committee.

        In March 2008, pursuant to the Bank of Greece Governor's Act 2577 of March 9, 2006, and the requirements of the Sarbanes-Oxley Act, the Audit Committee Charter was amended. The purpose of the Audit Committee is to:

  •
  review the diligent preparation of the Bank's and the Group's financial statements and additional material facts and information which are intended for disclosure;

  •
  submit recommendations to the Board in relation to the appointment of the external auditors, the value of the sum of their fees, and the terms of engagement following appointment by the shareholders in a general meeting;

  •
  monitor and control the independence, impartiality, objectivity and effectiveness of the external auditors;

  •
  monitor the independence and objectivity of the external auditors regarding the provision of non-audit services, as well as to monitor the fairness of their fees;

  •
  review the effectiveness of the Bank's and the Group's internal control and compliance and inform the Board of Directors accordingly; and

  •
  monitor and control the independence, adequacy and effectiveness of the Internal Audit—Inspection Division of the Bank and the Group.

        All Audit Committee members fulfill the independence criteria for the purposes of U.S. legislation.

        The following list sets forth the members of the Bank's Audit Committee, as at December 31, 2007:

  •
  Georgios Lanaras (Chairman)

  •
  Stefanos Pantzopoulos (Audit Committee Financial Expert)

  •
  Ploutarchos Sakellaris (member)

  •
  Drakoulis Fountoukakos-Kyriakakos (member)

  •
  George Mergos (member)

  Human Resources and Remuneration Committee

        The purpose of the Human Resources and Remuneration Committee ("HRR Committee") is to assist the Board of Directors in fulfilling its responsibilities with regards to attracting, retaining, developing and motivating executives and employees of the Bank, to develop a culture of fairly evaluating effort and rewarding performance, to develop and maintain a coherent system of values and incentives for human resource development throughout the Bank.

        In 2007, the HRR Committee formulated the NBG Group Remuneration Principles and Executive Director Remuneration Policy, which defines a transparent framework for top executive remuneration that promotes meritocracy and a performance based culture. In addition, the HRR Committee oversaw the establishment of the Bank's Stock Option Programs which were approved by the General Meeting of Shareholders in June 2005 and June 2006 and whose beneficiaries are Executive Directors, senior executive officers and employees of the Bank and the Group.

        All HRR Committee members fulfill the independence criteria for the purposes of applicable Greek law and were determined to be independent by the General Meeting of Shareholders in May 2007.

        The following list sets forth the current members of the Bank's HRR Committee:

  •
  Nikolaos Efthymiou (Chairman)

  •
  Dimitrios Daskalopoulos (member)

  •
  Drakoulis Fountoukakos-Kyriakakos (member)

  Corporate Governance and Nominations Committee

        The purpose of the Corporate Governance and Nominations Committee (the "CGN Committee") is to assist the Board of Directors in ensuring that its composition, structure, policies and processes meet all relevant legal and regulatory requirements, strive to achieve global corporate governance best practice standards and facilitate the Board and management's task to increase the long-term value of the Bank.

        In 2007, the CGN Committee spearheaded the annual Board Evaluation, which was conducted by an independent facilitator based on the board evaluation policy and practice formulated a year earlier and adopted by the Board. Based on the results of the evaluation and in conjunction with a compliance review of the Bank's Corporate Governance Guidelines, the CGN Committee formulated the corporate governance improvement plan for the Bank and the Group for 2007-2008.

        The corporate governance improvement plan, which is currently being implemented, consists of 13 objectives to further enhance the Bank's and the Group's corporate governance framework. It focuses on the following four integral areas of corporate governance; board procedural matters, board composition and remuneration, management oversight/group organization and relations with investors and shareholders.

        The following list sets forth the current members of the CGN Committee:

  •
  Stefanos Vavalidis (Chairman)

  •
  Ioannis Yiannidis (member)

  •
  Ploutarchos Sakellaris (member)

        Mr. Vavalidis and Mr. Sakellaris fulfill the independence requirements of applicable Greek law and have been determined to be independent by the General Meeting of Shareholders in May 2007.

  Risk Management Committee

        In July 2006, pursuant to the Bank of Greece Governor's Act 2577 of March 9, 2006, the Bank established the Risk Management Committee. The purpose of the Risk Management Committee is to:

  •
  develop NBG's risk assumption and capital management strategy in line with the business objectives;

  •
  control the function of the GRMD;

  •
  ensure the development and ongoing effectiveness of NBG's internal risk management system;

  •
  determine the principles governing NBG's risk management function;

  •
  be regularly apprised of and monitor the overall risk profile of the Bank and the Group and provide the Risk Management Division with guidance; and

  •
  ensure that our Board of Directors is adequately apprised of all matters relating to NBG's risk assumption strategy, risk bearing capacity and risk profile in the exercise of its supervisory and strategy functions.

        In 2007, the Risk Management Committee formulated Credit Policies for the Corporate and Retail Banking Portfolios of the Bank and adopted policies on Liquidity Risk, Market Risk, Operational Risk and Interest Rate Risk for the Bank's portfolio.

        The following list sets forth the current members of the Bank's Risk Management Committee:

  •
  Takis Arapoglou (Chairman)

  •
  Ioannis Pechlivanidis (member)

  •
  Stefanos Vavalidis (member)

D.    Employees

        The Bank employed a total of 13,393 staff in Greece as at December 31, 2007, compared to 12,866 as at December 31, 2006. Additionally, the Group's subsidiaries in Greece and abroad employed approximately 20,871 employees as at December 31, 2007, compared to 18,065 as at December 31, 2006. We also employed 253 temporary employees Group-wide in 2007. The table below sets forth average number of our employees by geographic location for 2007:

Country	Average number of Group employees (during 2007)(1)
Greece	15,604
Bulgaria	2,571
FYROM	1,093
Romania	1,311
United States	2
Cyprus	277
Serbia	2,807
South Africa	172
United Kingdom	113
Albania	195
Egypt	38
Turkey	9,190

Total	33,373

(1)
The average number of our employees, on a Group-wide basis, during the financial years ended December 31, 2005, 2006 and 2007 was 21,718, 24,187 and 33,373, respectively. In addition, the number of employees employed in our representative offices in Australia and Sweden is five.

        The table below sets forth the main categories of activity in which our employees were engaged, domestically and internationally, during 2007:

Division	Average number of Group employees (during 2007)
Commercial and retail banking	30,594
Insurance	1,427
Investment banking	324
Asset management	120
Other Group companies	908

Total	33,373

        Almost all of the Bank's staff are members of one of the various unions operating within the banking sector. A high level of union membership is common in most Greek industries. Each union that represents the Bank's employees is affiliated with a larger, general union of employees in the banking sector known as the Union of Greek Bank Employees ("OTOE"). OTOE, in turn, sits under the umbrella of a multi-industry union, the General Confederation of Greek Workers. Accordingly, almost all of our Greek employees, including those not employed in the banking sector, are ultimately affiliated with the General Confederation of Greek Workers. Collective bargaining arrangements were held in the past between representatives of the Greek banks and OTOE based on the Hellenic Republic's inflation estimates, and then implemented by each bank (including the Bank) in agreement with its own unions. OTOE and the Greek Association of Banks came to a two-year agreement (for 2006-2007) allowing a 5.24% increase in 2006 and 5.32% increase in 2007. The union of Bank employees has also come to a two-year agreement with the Bank's management allowing an increase in certain types of benefits. For 2008 the Bank unilaterally announced on May 20, 2008 a general salary increase on the base salary for its personnel with retrospective effect from January 1, 2008. The increase is granted in two installments: 3% for higher level employees and 3.5% for lower level employees as of January 1, 2008 and 2.5% and 3% as of September 1, 2008 respectively. Should there be any collective salary arrangements deviating from the above, the Bank is committed to adopt the best case scenario for its personnel.

        Like other Greek banks, the Bank has experienced a number of strikes and other industrial actions in the past mainly over pension and wage issues. Bank employees throughout Greece went on strike for three days in 2007 and nine days in 2008 (up to May 15, 2008), mainly on the grounds of pension reforms passed by the Greek Government in March 2008. Sporadic local strikes also took place during the above periods.

        Following legislation passed in April 2008, the Bank's main pension plan and the main pension branch of EH post retirement and health plan will be incorporated into the main pension branch of the state sponsored social security fund IKA - ETAM as of August 1, 2008. Pursuant to this legislation, which must be enacted by Ministerial Decree in order to come into force, the Bank will contribute €25.5 million into IKA - ETAM per year for 15 years starting from December 2009. The Bank has contested these payments as unfair compared to those imposed to other banks and has reserved all legal rights. The April 2008 legislation also prescribes that employer contributions made by the Bank to the existing funds to be merged into IKA - ETAM, will be reduced every three years in equal increments starting from 2013 from 26.5% until they reach 13.3% for employees who joined any social security plan prior to January 1, 1993. Employer contributions made by EH to the existing funds to be merged into IKA - ETAM will also be reduced every three years in equal increments until they reach 13.3% from 20.0% for employers who joined any social security plan prior to January 1, 1993.

        In addition, in 2005 and 2006, the Hellenic Republic passed legislation (Law 3371/2005, as amended) permitting bank employee auxiliary pension schemes to merge with the new Insurance Fund of Bank Employees ("ETAT"). The law provides that, in connection with the merger of auxiliary schemes with ETAT, the relevant employer shall make a payment to ETAT solely in an amount to be determined by an independent financial report commissioned by the Ministry of Finance pursuant to this legislation. Subsequently, in April 2006 the Bank applied under Law 3371/2005, as amended, to merge its Auxiliary Pension Fund into ETAT. It is possible that we may make a significant cash payment to ETAT in connection with the merger of the Bank's employee pension schemes with ETAT. For risks associated with the new pension reform legislation, see Item 3.D, "Risk Factors—We could be exposed to significant future pension and post-retirement benefit liabilities".

E.    Share Ownership

        On June 22, 2005, at a General Meeting of Shareholders, a stock option program ("Program A") was approved for the executive members of the Board of Directors, management and staff of the Group. The maximum number of new ordinary shares to be issued under Program A was set at €2.5 million and adjusted to €3.5 million as a consequence of the 4 to 10 share capital increase in 2006. Program A shall last for five years and expires in 2010.

        At the repeat General Meeting of Shareholders on June 1, 2006, a new Group-wide stock option program ("Program B") was approved for the Bank's executive members of the Board of Directors, management and staff of the Group. The maximum number of new ordinary shares to be issued under Program B was set at €2.5 million and adjusted to €3.5 million as a consequence of the 4 to 10 share capital increase in 2006. Program B shall last five years and expires in 2011.

        On June 28, 2007 the repeat General Meeting of the Shareholders of the Bank approved a new Group-wide stock option plan ("Program C") for the Bank's executive members of the Board of Directors, management and staff of the Group. The new Program shall last eight years and expires in 2015. The stock option must be granted up until 2010. The maximum number of new ordinary shares to issue under the Program C shall be 12 million. The maximum number of options that can be granted per year cannot exceed 1% of the total number of ordinary shares outstanding. The strike price shall be within the range of €5 to 85% of the average price thereof within the time period from January 1 of the year the options are granted until the October 31, of the same year.

        On November 29, 2006, the Board of Directors approved the issue of 2,992,620 share options under Program A. The exercise price was set at €23.8 per share. The fair value of the granted share options amounted to €32.6 million. The vesting conditions were as follows:

  •
  15% of the options: vested immediately in 2006

  •
  35% of the options: vested in 2007

  •
  50% of the options: will vest on November 30, 2008

        The vested options are exercisable between December 6 and December 15 for 2006 and between December 1 and December 10 for each subsequent year until 2010. After that date any unexercised options are cancelled. The options are forfeited if the employee leaves or is fired with cause from the Group before the options vest.

        On November 1, 2007, the Board of Directors approved the issue of a further 496,500 share options under Program A with the same exercise price. The vesting conditions were as follows:

  •
  15% of the options vested in 2007

  •
  35% of the options will vest on November 30, 2008

  •
  50% of the options will vest on November 30, 2009

Therefore, the total shares granted under Program A amounted to 3,489,120.

        On November 1, 2007, the Board of Directors approved the issuance of 3,014,100 share options under Program B. The exercise price was set at €23.00 per share. The vesting conditions were as follows:

  •
  15% of the options: vested in 2007

  •
  15% of the options: vest on May 31, 2008

  •
  30% of the options: vest on May 31, 2009

  •
  40% of the options: vest on May 31, 2010

        The vested options are exercisable as follows:

  •
  Between December 3 and December 10, 2007: up to 15% of the options.

  •
  Between June 1 and June 10, 2008: up to 30% of the options.

  •
  Between June 1 and June 10, 2009: up to 30% of the options, subject to the beneficiary remaining with the Group or up to 60% of the options, subject to the beneficiary remaining with the Group and to the achievement of a minimum target EPS for 2008.

  •
  Between June 1 and June 10, 2010: up to 30% of the options, subject to the beneficiary remaining with the Group or up to 60% of the options, subject to the beneficiary remaining with the Group and to the achievement of a minimum target EPS for 2008 or up to 100% of the options subject to the beneficiary remaining with the Group and to the achievement of a minimum target EPS for 2009.

  •
  Between June 1 and June 10, 2011: up to 30% of the options, subject to the beneficiary remaining with the Group or up to 60% of the options, subject to the beneficiary remaining with the Group and to the achievement of a minimum target EPS for 2008 or up to 100% of the options subject to the beneficiary remaining with the Group and to the achievement of a minimum target EPS for 2009.

        After that date the unexercised options are cancelled. The options are forfeited if the employee is fired from the Group with cause before the options are exercised.

        The General Meeting of Shareholders on May 25, 2007 approved the distribution to the Bank's staff of bonus shares with the issuance of 350,000 new shares of a par value of €5, by capitalizing profits of €1.75 million, resulting in a share capital increase of an equal amount.

        As at April 30, 2008 1,871,285 shares have been issued, in accordance with Programs A and B.

        Share ownership as of April 30, 2008 (the most recent practicable date) of the members of the Bank's Board of Directors, the Bank's General Managers and key management of subsidiaries, as listed in Item 6.A, "Board of Directors and Senior Management", as well as stock options granted to those persons under Programs A and B are as follows:

		Program A		Program B
	Share ownership	Stock options granted	Stock options exercised	Stock options granted	Stock options exercised
Efstratios-Georgios (Takis) Arapoglou	30,000	210,000	30,000	100,000	—
Ioannis Pechlivanidis	45,323	185,000	27,750	80,000	12,000
H.E. the Metropolitan of Ioannina Theoklitos	2,843	—	—	—	—
Ioannis Yiannidis	1,706	4,000	600	—	—
Nikolaos Efthymiou	7,402	—	—	—	—
Achilleas Mylonopoulos	1,133	—	—	—	—
Ioannis Panagopoulos	763	—	—	—	—
Stefanos Pantzopoulos	9,050	—	—	—	—
Drakoulis Fountoukakos-Kyriakakos	—	—	—	—	—
Alexandros Tourkolias	10,000	84,100	38,550	70,000	10,500
Alexandros Georgitsis	49,000	84,100	38,500	70,000	10,500
Petros Christodoulou	—	61,720	30,860	50,000	7,500
Anthimos Thomopoulos	—	166,500	55,250	70,000	10,500
Demetrios Lefakis	—	57,600	28,800	60,000	9,000
Michael Oratis	18,920	41,200	20,600	30,000	4,500
Agis Leopoulos	29,601	61,200	23,600	30,000	4,500
Petros Economou	25,139	61,200	20,000	30,000	4,500
Stavros Gatopoulos	23,980	51,200	22,100	30,000	—
Paul Mylonas	2,150	61,200	6,180	40,000	—
George Paschas	22,920	51,200	22,100	30,000	4,500
Eleni Tzakou-Lambropoulou	6,025	—	—	40,000	6,000
Avraam Moissis	19,500	30,000	15,000	30,000	4,500
Demetrios Demopoulos	8,000	16,000	8,000	16,000	2,400
Omer A. Aras	—	60,700	19,850	40,000	6,000
Doucas Palaiologos	17,000	40,000	20,000	20,000	3,000
Marinos Stratopoulos	—	20,000	10,000	20,000	3,000
Hector Zarca	6,050	10,000	5,000	7,000	1,050
Stilian Vatev	11,750	25,000	12,500	20,000	3,000
Gligor Bishev	4,250	10,000	5,000	7,500	—
Andreas Maragoudakis	6,500	20,000	10,000	10,000	1,500

ITEM 7   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

        As of April 30, 2008, the Bank's outstanding issued share capital consisted of 477,198,461 ordinary shares. No single shareholder beneficially owns more than 3.1% of the Bank's shares. The following table sets forth certain information regarding the Bank's shareholders.

	As at April 30, 2008
	Number of shares	Percentage holding
Legal entities and individuals outside Greece	252,989,804	53.0%
Domestic Private investors	90,597,766	19.0%
Pension funds and other public sector	78,997,919	16.6%
Other domestic legal entities	54,087,792	11.3%
NBG own stock	525,180	0.1%

Total	477,198,461	100.0%

        The Bank's major shareholders do not possess different voting rights from the Bank's other shareholders. Other than the Hellenic Republic through certain state-related entities, the Bank does not know of any other persons who, directly or indirectly, jointly or individually, exercise or could exercise control over the Bank.

        Based on information known to or ascertainable by the Bank, there were 16,770 record holders of the Bank's shares and 45 record holders of the Bank's ADRs in the United States on March 28, 2008, and the portion of the Bank's shares held in the United States as a percentage of total shares outstanding was approximately 2.92% as at that date. There were 16,815 total holders (registered and beneficial owners) of the Bank's ADRs in the United States as at March 28, 2008 (the most recent practicable date for this information).

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

State Interests

        The Hellenic Republic no longer holds directly any of the Bank's shares. However, certain state-related entities, primarily pension funds (most of whose boards of directors are appointed by the Hellenic Republic) still control shares representing approximately 16.6% of the issued share capital of the Bank as at April 30, 2008.

        See Item 10.J, "Relationship with the Hellenic Republic—Shareholding".

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

  5.
  Not applicable.

  6.
  Income from continuing operations derived from non-Greek sources was €3,535.5 million and represents 41.2% of our total revenues.

  7.
  The Bank is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management the ultimate disposition of these matters has not had during the current or preceding financial year, and is not expected to have, a material adverse effect on the consolidated financial condition of the Bank. There are no material proceedings pending in which any director of the Bank, any member of its senior management, or any of the Bank's affiliates is either a party adverse to the Bank or any of its subsidiaries or has a material interest adverse to the Bank or any of its subsidiaries.

  8.
  Under Greek law, the Bank can pay dividends out of:

  •
  distributable profits for the year, comprising profits net of tax, losses carried forward, and prior years' tax audit differences; and

  •
  retained earnings, special reserves or ordinary reserves to the extent they exceed the amount required to be maintained by law.

        Before paying dividends, the Bank, in accordance with our Articles of Association and Greek corporate law (codified law 2190/20), must allocate at least an amount of 5% to 20% of the Bank's net profits to an ordinary reserve until this reserve equals at least half of the Bank's share capital. Under the Bank's Articles of Association and Greek corporate law, and subject to the limitations described above and below, each year the Bank is required to pay a minimum dividend out of the net profits for the year, if any, equal to 35% of the net profits of the Bank on a standalone basis for the year (after the deduction of statutory reserves and any profits resulting from the sale of equity participations that represent at least 20% of the paid-up share capital of a subsidiary company in which the Bank has held an equity participation for at least ten years). According to Greek law 3460/2006, unrealized profits from marking securities to market will be deducted from net profits in order to determine the minimum dividend.

        Calculation of all such amounts is based on the financial statements of the Bank prepared in accordance with IFRS.

        Any distribution of distributable profits in excess of the required dividend payments described above must be approved by a "General Meeting of Shareholders" (the Bank's general meeting), with ordinary quorum and majority voting requirements, following a proposal of the Bank's Board of Directors. No distribution can be effected if, on the closing date of the last financial year, the total shareholders' equity is, or will become after that distribution, lower than the total of the Bank's share capital and the reserves, the distribution of which is prohibited by Greek law or the Bank's Articles of Association. In any event, dividends may not exceed net profits for the last financial year, as increased by distributable reserves, the distribution of which is permitted as resolved at the General Meeting of Shareholders, and profits carried forward from previous years, and as decreased by any loss in the previous financial year and any compulsory reserves required by law or the Bank's Articles of Association.

        In the event that the mandatory minimum dividend payments equal 35% of the net profits for the year (after the deduction of statutory reserves and any profits resulting from the sale of equity participations that represent at least 20% of the paid-up share capital of a subsidiary company in which the Bank has held an equity participation for at least ten years), a majority of the Bank's shareholders representing at least 65% of the paid-up share capital may vote to waive this cash dividend. The undistributed dividend must then be transferred to a special reserve which must, within four years following the General Meeting of Shareholders, be distributed in the form of a stock dividend. However, a majority representing 70% of the Bank's paid-up capital may vote to waive the distribution of either cash or stock dividend or both.

        Once approved, dividends must be paid to shareholders within two months of the date on which the Bank's annual financial statements are approved. Normally, dividends are declared and paid in the year subsequent to the reporting period. Dividends are forfeited to the Hellenic Republic if they are not claimed by shareholders within five years following December 31 of the year in which they were declared. See Item 3.A, "Selected Financial Data—Dividends", for information with respect to the actual dividends paid by the Bank for the past five financial years.

        The Bank currently expects to continue to pay dividends in accordance with the formula described above, subject to the financial condition of the Bank, the funding needs of our investment program and other relevant considerations.

B.    Significant Changes

        For a discussion of significant changes that have occurred since December 31, 2007, the date of the last audited financial statements included in this Annual Report, please see Note 42 to the U.S. GAAP Financial Statements which describes post-balance-sheet events.

ITEM 9    THE OFFER AND LISTING

A.    Offer and Listing Details

        The annual high and low market prices of the Bank's shares on the ATHEX for the five most recent financial years are shown below, expressed in euro.

Year	High (date)	Low (date)
2003	14.80 (on August 26)	5.56 (on April 1)
2004	21.87 (on December 30)	13.58 (on March 24)
2005	33.25 (on December 19)	21.71 (on January 3)
2006	39.88 (on February 27)	24.82 (on June 6)
2007	46.09 (on November 7)	33.67 (on January 2)

        The Bank's share price for 2003, 2004, 2005, 2006 and 2007 is adjusted to reflect the issuance of new shares in connection with the share-for-share merger with the National Investment Company (adjustment effective as at December 30, 2005), the share-for-share merger with National Real Estate (adjustment effective as at April 10, 2006), the rights issue of four new shares for every ten shares at a price of €22.11 per new share (adjustment effective as at June 14, 2006), the share capital increases due to the exercise of stock options (adjustments effective in January 2007 and 2008) and a stock dividend of four new shares for every hundred shares of the Bank (adjustment effective as at May 16, 2008).

        The quarterly high and low market prices of the Bank's shares on the ATHEX for the two most recent financial years are shown below, expressed in euro.

Quarter	High (date)	Low (date)
Q1 2006	39.88 (on February 27)	32.18 (on January 2)
Q2 2006	37.50 (on April 7)	24.82 (on June 6)
Q3 2006	33.40 (on September 21)	26.42 (on July 7)
Q4 2006	36.03 (on November 22)	31.75 (on October 3)

Quarter	High (date)	Low (date)
Q1 2007	40.46 (on February 23)	33.67 (on January 2)
Q2 2007	42.57 (on May 31)	37.41 (on April 2)
Q3 2007	44.38 (on July 26)	37.12 (on August 17)
Q4 2007	46.09 (on November 7)	38.39 (on November 22)

        The high and low market prices of the Bank's shares on the ATHEX for the quarter following the most recent financial year are shown below, expressed in euro.

Quarter	High (date)	Low (date)
Q1 2008	45.59 (on January 9)	29.83 (on March 17)

        The monthly high and low market prices of the Bank's shares on the ATHEX for the six most recent months are shown below, expressed in euro.

Month	High (date)	Low (date)
November 2007	46.09 (on November 7)	38.39 (on November 22)
December 2007	45.52 (on December 24)	42.16 (on December 4)
January 2008	45.59 (on January 9)	36.35 (on January 23)
February 2008	41.37 (on February 4)	34.75 (on February 29)
March 2008	35.98 (on March 12)	29.83 (on March 17)
April 2008	35.67 (on April 7)	30.10 (on April 14)

        On June 1, 2006, the Bank's shareholders at the General Meeting of Shareholders approved the increase in the share capital of the Bank by €678,539 thousand, with payment in cash with pre-emptive rights in favor of existing shareholders, at a ratio of four new to ten old shares. The share capital increase was completed on July 7, 2006. The certification of payment of the share capital was effected on July 7, 2006. A total of 135,707,764 new common registered shares were issued, of a nominal value of €5 and offer price of €22.11, chiefly for the purpose of the implementation of the acquisition of Finansbank.

        On May 15, 2008 the Bank's shareholders at the General Meeting of Shareholders approved that shareholders entitled to dividends will receive in cash €0.40 and 4 new shares for every 100 shares of the Bank. A total of 19,067,838 new common registered shares were issued.

        The market prices of the Bank's shares on the ATHEX for the first trading day in the most recent six months before the share capital increase are shown below, expressed in euro:

Month	Historical Closing Price	Adjusted Closing Price
February 2, 2006	38.30	34.23
March 1, 2006	41.66	37.24
April 4, 2006	40.26	35.99
May 2, 2006	40.00	35.77
June 1, 2006	31.38	28.06
July 3, 2006	29.62	28.41

        The historical closing price and adjusted closing price of the Bank's shares on the ATHEX on March 3, 2006 (the last trading day before the announcement of the share capital increase) was €39.98 and €35.73, respectively.

        The adjusted closing price reflects the issuance of new shares in connection with the share-for-share merger with National Real Estate (adjustment effective as at April 10, 2006), the rights issue of four new shares for every ten shares at a price of €22.11 per new share (adjustment effective as at June 14, 2006), the share capital increases due to the exercise of stock options (adjustments effective as at January 25, 2007 and as at January 17, 2008) and a stock dividend of four new shares for every 100 shares of the Bank (adjustment effective as at May 16, 2008).

        The annual high and low market prices of the Bank's ADRs on the New York Stock Exchange are shown below, expressed in U.S. dollars, for the five most recent financial years:

Year	High (date)	Low (date)
2003	4.15 (on December 30)	1.41 (on March 17)
2004	6.88 (on December 30)	3.77 (on March 11)
2005	9.00 (on December 19)	6.34 (on January 10)
2006	10.53 (on February 27)	6.81 (on June 14)
2007	14.09 (on November 6)	9.38 (on January 10)

        The quarterly high and low market prices of the Bank's ADRs on the New York Stock Exchange for the two most recent fiscal years are shown below, expressed in U.S. dollars.

Quarter	High (date)	Low (date)
Q1 2006	10.53 (on February 27)	8.61 (on January 3)
Q2 2006	10.22 (on April 7)	6.81 (on June 14)
Q3 2006	9.03 (on September 21)	6.96 (on July 17)
Q4 2006	9.72 (on November 24)	8.43 (on October 9)

Quarter	High (date)	Low (date)
Q1 2007	11.24 (on February 23)	9.38 (on January 10)
Q2 2007	12.10 (on May 29)	10.46 (on April 2)
Q3 2007	13.00 (on September 27)	9.79 (on August 16)
Q4 2007	14.09 (on November 6)	11.90 (on October 22)

        The high and low market prices of the Bank's ADRs on the New York Stock Exchange for the quarter following the most recent financial year are shown below, expressed in U.S. dollars.

Quarter	High (date)	Low (date)
Q1 2008	14.00 (on January 8)	9.74 (on March 17)

        The monthly high and low market prices of the Bank's ADRs on the New York Stock Exchange for the six most recent months are shown below, expressed in U.S. dollars.

Month	High (date)	Low (date)
November 2007	14.09 (on November 6)	12.03 (on November 21)
December 2007	13.96 (on December 27)	12.62 (on December 17)
January 2008	14.00 (on January 8)	11.00 (on January 23)
February 2008	12.97 (on February 4)	10.87 (on February 29)
March 2008	11.56 (on March 12)	9.74 (on March 17)
April 2008	11.63 (on April 7)	10.03 (on April 15)

        Other than the suspension of trading of shares on the ATHEX and of ADRs on the New York Stock Exchange on April 3, 2006, in anticipation of the announcement of the acquisition of Finansbank, there have been no trading suspensions with respect to the Bank's shares on the ATHEX during the past three years ended December 31, 2007, nor have there been any trading suspensions with respect to the Bank's ADRs on the New York Stock Exchange since the Bank's listing thereon in October 1999.

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

        Today, 100% of the shares in the ATHEX and 99.9% of the shares in the Thessaloniki Stock Exchange Center are controlled by a holding company that trades on the ATHEX as Hellenic Exchanges S.A. ("HELEX"), which was formed on March 29, 2000. HELEX has a share capital of €88.1 million, divided into 70,485,563 ordinary registered shares with a nominal value of €1.25 each and is held by banks, institutional investors, listed companies and retail investors.

        On May 31, 2001, the ATHEX was upgraded by the Morgan Stanley Composite Index from emerging to developed market status.

        For the year ended December 31, 2007, the average daily value traded on the ATHEX was €482 million. From January 1, 2008 to March 31, 2008, the average daily value traded on the ATHEX was €442 million. On March 31, 2008, 295 companies had shares listed on the Cash Market of the ATHEX. In relation to the market capitalization of the ATHEX, on March 31, 2008:

  •
  The total market capitalization was €154.8 billion;

  •
  The top 25 companies accounted for 77.6% of the total market capitalization; and

  •
  Our market capitalization was €15.9 billion or 10.3% of the total market capitalization on the ATHEX.

        The Greek capital market and the ATHEX in particular are regulated under a series of laws enacted by the Greek Parliament, decisions and regulations issued by the Ministry of Economy and Finance, the board of directors of the CMC, and the board of directors of the ATHEX. Following authorization by Law 3152/2003, the ATHEX issued on June 8, 2004, the Athens Exchange Regulation (the "Regulation") which came into effect on June 16, 2004. The Athens Exchange Regulation has been amended from time to time, the latest amendment having taken place on April 18, 2008. The Regulation contains, in a consolidated form, provisions which were previously included in a large number of decisions that were issued by ATHEX itself and certain other competent bodies (such as, but not limited to, the former Derivatives Exchange) either in their original form or amended.

Membership of the ATHEX

        Membership is required for brokerage firms in order to effect transactions on the ATHEX. As at April 30, 2008, there were 80 members of the ATHEX, the vast majority of which are brokerage firms limited by shares (société anonyme). Membership is subject to approval by the ATHEX board of directors and licensing by the HCMC.

        ATHEX members may engage in transactions through the Automated Exchange Trading System ("OASIS"), an electronic trading system, on behalf of their clients or on their own behalf. Investment Services Firms with a share capital in excess of €5 million are also permitted to provide underwriting and market making services. Pursuant to the EU Markets in Financial Instruments Directive

2004/39/EC ("MiFID"), implemented in Greece in August 2007 pursuant to Law 3606/2007, investment services may be provided in Greece by Investment Services Firms established in Greece with a minimum share capital of €1.5 million, or €5 million if engaging in underwriting, that have received an appropriate operating license from the HCMC, as well as by European Union Investment Services Firms benefiting from a "European passport" in accordance with MiFID and Law 3606/2007. Investment services within the scope of MiFID and Law 3606/2007 include the receipt and transfer of orders from investors to effect stock exchange transactions, the execution of such orders (or engagement in stock exchange transactions on behalf of client investors) and the underwriting, in total or in part, of an issue of securities. In addition, MiFID has introduced new rules relating to the performance of portfolio management by Investment Services Firms. "Orders Companies" are companies that are only allowed to receive and transfer their clients' orders to Investment Services Firms, and are prohibited from dealing in ATHEX transactions on behalf of their client or from acting as a custodian for their clients' shares or cash. The receipt and transfer of shares by Orders Companies is governed by Law 3606/2007 and the relative decisions of the HCMC.

Stock Market Indices

        The ATHEX Composite Index is the most commonly followed index in Greece. It is a market capitalization-based index that tracks the share price movement of 60 leading Greek companies. The Bank constituted approximately 14.58% of the index, as at April 21, 2008.

        The table below sets out the movement of the ATHEX Composite Index. The highs and lows are for the periods indicated and the close is on the last trading day of the period.

Year	High	Low	Close
1994	1,194.6	804.4	868.9
1995	992.6	787.7	914.1
1996	1,026.0	870.9	933.5
1997	1,794.1	933.5	1,479.6
1998	2,825.6	1,380.1	2,737.6
1999	6,355.0	2,798.2	5,535.1
2000	5,794.8	3,071.8	3,388.9
2001	3,456.0	1,997.8	2,591.6
2002	2,655.1	1,704.7	1,748.4
2003	2,326.6	1,462.2	2,263.6
2004	2,801.7	2,225.2	2,786,2
2005	3,663.9	2,786.5	3,663.9
2006	4,404.4	3,362.2	4,394.1
2007	5,346.0	4,245.2	5,178.8
2008 (through April 30, 2008)	5,207.4	3,735.5	4,214.2

Source: ATHEX Statistical Department

        Another composite index, called the FTSE/ASE 20, was introduced in September 1997. This index is made up of the 20 largest companies by market capitalization listed on the ATHEX, including the Bank. The Bank constituted approximately 20% of the FTSE/ASE 20 index, as at March 31, 2008. On December 9, 1999, another composite index was introduced, the FTSE/ASE Mid 40, which is made up of 40 medium capitalization companies (i.e., the 40 largest companies by capitalization, ranking after those listed on the FTSE/ASE 20, according to Ground Rules for the Management of the FTSE/ASE 20, FTSE/ASE Mid 40 and FTSE/ASE SmallCap Indices). On June 1, 2001, the FTSE/ASE SmallCap 80 composite index was introduced, which is made up of 80 small capitalization companies (i.e., the 80 largest companies by capitalization ranking after those listed on the FTSE/ASE 20 and FTSE/ASE Mid 40 Indices). On January 2, 2003, the FTSE/ASE 140 composite index was introduced, a new benchmark comprising the constituents of the FTSE/ASE 20, 40 and Small Cap, tracking their cumulative performance exactly. On January 2, 2006, the FTSE ATHEX International Index was introduced, a representative index for eligible companies, Greek and non-Greek, that trade on the ATHEX Common Trading Platform and are eligible for the Big Cap segment of the ATHEX.

        Morgan Stanley Capital International, also known as "MSCI", reviewed the composition of its Greek Index in view of Greece's reclassification among developed markets. The new index is part of the matured indices' group as at May 31, 2001. The reclassification of the MSCI Greece Index to the standard MSCI Developed Market Index Series resulted in a net market capitalization increase of 0.46% and 0.13% in the MSCI Europe Index and the MSCI Standard All Country World Free Index, respectively. The MSCI Greek Index is currently made up of 21 companies listed on the ATHEX, including the National Bank of Greece. The weighting of the Bank to the MSCI Greece Index following the Annual Full Country Index Review as at May 2007, is currently 16.6452% (closing of May 31, 2007).

Trading on the ATHEX

        Trading on the ATHEX takes place every week from Monday to Friday, except for public holidays. The daily trading session starts at 10:30 a.m. and ends at 5:00 p.m., Athens time. The ATHEX consists of the Securities Market and Derivatives Market, while in the Securities Market the following types of securities are being traded: shares, rights on shares, fixed income securities, certificates representing shares and any other security falling within the ambit of article 1 of Law 3371/2005. The ATHEX is further separated into six categories based on certain criteria. On March 31, 2008, 86 companies had 90 shares listed on the Big Cap Category of the ATHEX, 163 companies had 166 shares listed on the Medium & Small Category of the ATHEX, 26 companies had 26 shares listed on the Special Stock Exchange Characteristics Category and 20 companies had 25 shares listed on the Under Surveillance Category.

        The trading of shares on the ATHEX is conducted through the remote placing of orders into OASIS from the ATHEX member offices on the basis of six trading methods and the different segments of the Cash Market. Trading, depending on the period of time during which buy and sell orders can be placed into OASIS and subsequently executed, varies between 10:00 a.m. and 5:00 p.m., Athens time.

        Prices of securities of the Big Capitalization Category are eligible to +/-30% fluctuations from the closing price of the preceding trading session. Prices of securities of the Medium and Small Category are eligible to +/-10% fluctuations from the closing price of the preceding trading session extended by a further 10%. Prices of securities of the Special Stock Exchange Characteristics Category and the Under Surveillance Category are eligible to +/-10% fluctuations from the closing price of the preceding trading session extended by a further 10% while the prices of securities trading in the Bonds Market fluctuate freely.

        Block trades of shares with a value exceeding €0.6 million, or representing at least 5.0% of a listed company's share capital, may be conducted through the ATHEX by following a special procedure under which the parties involved, the number of shares to be sold and the price are pre-agreed. There is a limit to the number of parties involved in a block trade; in particular, up to three persons may participate as either buyers or sellers, with only one person on the other side of the trade. This limitation in the number of parties involved does not apply to block trades made in the context of new listings or offerings of existing shares. Block trades may take place at prices that follow certain rules based on the price deviation percentage from the latest traded price and if no such price exists, the closing price for the shares on the previous session:

  •
  At the current price of the share, when the value of the block trade ranges from €0.6 million to €1.2 million;

  •
  At +/-5.0% from the current price of the share, when the value of the block trade ranges from €1.2 million to €2.4 million; and

  •
  At +/-10.0% from the current price of the share, when the value of the block trade exceeds €2.4 million.

        Price limitations do not apply in the following circumstances:

  •
  When the shares traded represent 5.0% or more of the total number of shares of a particular category (i.e., preferred or common);

  •
  For block trades exceeding €30.0 million of (i) listed companies' shares, which are majority-owned by the State or (ii) shares of listed companies with total assets exceeding €1.5 billion; and

  •
  For transfer of share blocks by underwriters who acquired shares for stabilization purposes to shareholders that previously sold the shares for the same purposes in the context of an initial public offering or in the context of an initial public offering and a private placement.

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

        Pursuant to Law 3556/2007, when, as a result of a transfer of shares listed on the ATHEX, a person owns or indirectly controls a percentage equal to or in excess of 5.0%, 10.0%, 15.0%, 20.0%, 25.0%, 1/3, 50.0% or 2/3 of the voting rights of the relevant company, or such ownership or control falls below these levels, the holder is required to notify the company and the HCMC of his holdings and percentage of voting rights in writing within three trading days. When a person holds an interest of more than 10% of the voting rights of a company whose shares are listed on the ATHEX or is a member of the board of directors and that person's interest increases or decreases by 3% or more of the total voting rights in the company, then that person is similarly required to notify the company and the HCMC.

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

        To participate in the dematerialized system of securities ("SAT") each investor is required to open a dematerialization account, which is identified by a dematerialized account number ("SAT account"). A shareholder who wishes to open a SAT account can appoint one or more ATHEX members or custodian banks as authorized operators ("Operators") of its SAT account. Only Operators have access to information concerning a SAT account such as account balances.

        The clearance procedure through the Central Securities Depository consists of four principal stages:

  •
  First, notification by the ATHEX to the Central Securities Depository of the transactions concluded within each trading day;

  •
  Second, the finalization of the transactions to be cleared;

  •
  Third, the notification by the Operators of the SAT account of the seller and the buyer of the number of shares to be debited and credited to their respective SAT accounts. Following the notification of the SAT account of the seller the shares sold are blocked for transfer purposes. The system ensures that the shares sold are debited from the SAT account of the seller and credited to the SAT account of the buyer. Under Greek law, a person is prohibited from entering into sales of shares on the ATHEX if such person does not have full and unencumbered title to, and possession of, the shares being sold at the time the order is matched, except in the context of short sale transactions conducted strictly in accordance with the rules issued by the Hellenic Capital Market Commission; and

  •
  Fourth, settlement of the transaction is effected by delivery versus payment on a multilateral basis. Bilateral settlement is also possible in exceptional circumstances, in particular in block trades. The transfer of shares is effected by debiting the SAT account of the seller and crediting the SAT account of the buyer on the settlement date. The settlement and clearing of shares in book entry form is carried out by the Central Securities Depository on the third day after the trade day (T+3). In the case of block trades, the settlement may take place from T+0 to T+3.

        The ATHEX may invalidate a transaction if it considers it necessary for the protection of the investors, in particular in cases of fraud.

        Liabilities of investment services firms resulting from their trading activities on the ATHEX are guaranteed, up to the amount of €30,000, by the Athens Exchange Member Guarantee Fund, to which each ATHEX member contributes, and which is operated as a separate legal entity. In addition, another fund, the Supplementary Clearing Fund, provides—if the ATHEX so deems—immediate coverage against liabilities of ATHEX members that have forwarded trading orders which result from delayed clearing due to the fact that shares or cash have not been delivered. The manager and custodian of the Supplementary Clearing Fund is HELEX.

Requirements for Listed Companies

        Greek Law provides for a number of requirements for listed companies on the ATHEX. A significant part of such requirements is contained in Law 3340/2005 (which implemented Directive 2003/6/EC on insider dealing and market manipulation and implementing Directives 2003/124/EC, 2003/125/EC and 2004/72/EC) and HCMC Decision No. 3/367/12.7.2005. Other similar requirements are also contained in HCMC Decision No. 5/204/14.11.2000, Law 3016/2002 on corporate governance and Law 3556/2007.

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

The Derivatives Market of the Athens Exchange

        In 1997, Greek Law 2533/1997 created a derivatives exchange modeled after other European derivatives exchanges. According to this law, the Athens Derivatives Exchange, known as "ADEX", operated separately from the ATHEX, was organized as a corporate entity. In 2002, by virtue of Law 2937/2001, ADEX S.A. merged with Athens Securities Exchange SA ("ASE"). The Derivatives Market of the ATHEX (the "Derivatives Market") now constitutes one of the two markets of the ATHEX.

        The Derivatives Market posted an increase in the volume of transactions in 2007. The 2007 average daily number of contracts amounted to 34,287, an increase of 19% compared to an average volume of 28,741 contracts in 2006. The average daily trading volume in the first three months of 2008 was 45,989 contracts.

  Stock Lending and Short Selling

        In connection with the development of the Greek capital markets, the ATHEX, in cooperation with the Athens Derivatives Exchange Clearing House (or "ADECH") and the CSD (both currently under HELEX), have been developing the ability for investors to engage in stock lending transactions, by short selling shares listed on the ATHEX, with a simultaneous or previous borrowing of shares to be sold by the ADECH. The stock lending from the ADECH is made through an agreement of purchase of shares with a stock reverse repo through trading of the corresponding product.

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

        Under Greek Law 2843/2000, the initial margin is set to 40% (minimum) of the market value of the investor's "collateral portfolio". This percentage level can be changed by act of the Governor of the Bank of Greece after a decision by the Board of Directors of the HCMC. It should be noticed that the ATHEX members have the flexibility to require higher initial and maintenance margins provided that the investor is given prior notice and an express provision is included in the relevant contract.

        Pursuant to Act No. 2474/31.5.2001, as amended by Acts No. 2567/23.11.05 and No. 2599/2.11.2007, of the Governor of the Bank of Greece, the maintenance margin on brokerage margin accounts is set at 30% of the market value of the investor's "collateral portfolio".

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

B.    Memorandum and Articles of Association

        Our Articles of Association (and English translation thereof), as amended on May 16, 2008, are included as Exhibit 1 to this Annual Report.

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

  The objects of the Bank's activities shall, in particular, be:

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

  The Bank's shareholders have approved on May 15, 2008 at the second repeat General Meeting of shareholders the amendment of Article 3 of the Bank's Articles of Association in line with the provisions of Law 3601/2007. The amendment will be in force once the Supervisory and Regulatory Authorities approve it.

2.
(a)
Article 26 of the Bank's Articles defines the general voting powers of the Bank's Board of Directors (which we refer to in this Annual Report as the "Board of Directors", collectively, and each as a "Director"). There is no specific provision in the Articles that speaks directly to a Director's power to vote on a proposal, arrangement or contract in which the Director is materially interested. However, Article 28 of the Bank's Articles provides, in governing remunerative relationships between the Bank and members of its Board of Directors, that: Subject to the provisions governing the legality of transactions between the Bank and members of its Board of Directors, all fees and remuneration paid to a member of the Board for whatever reason shall be considered legal and shall be borne by the Bank only if approved by a special resolution of the ordinary General Meeting.

(b)
There is no specific provision in the Bank's Articles with respect to the Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body. However, pursuant to Greek Companies Act 2190/1920, compensation to a company's board members out of the company's net profits is to be paid after deductions for ordinary reserves and the amount required for distribution to shareholders of the minimum mandatory dividend declared for the relevant financial year, equal to at least 35% of the company's net profits. Any other compensation must be approved by a special resolution of the ordinary general meeting of its shareholders. The amount of such compensation granted to a company's board member, or members, may be reduced by a Greek court if an objection is raised by shareholders representing at least one-tenth of the company's share capital and if the court finds such compensation to be "exorbitant".

    Under Article 6 of the Bank's Articles, the general meeting of the Bank's shareholders (known as the "General Meeting of Shareholders") may establish a plan for allocating the Bank's shares to the Directors and employees of the Bank and associated companies in the form of stock purchase options pursuant to the provisions of Article 13, par. 13-14 of the Companies Act and of the resolution of the said General Meeting of Shareholders, a summary of which shall be published subject to the publication formalities provided for under Article 7b. The General Meeting of Shareholders will designate, in any case, the maximum number of shares that may be issued and the price and allocation terms of the shares.

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

3.
(a)
For a description of the dividend rights attaching to the Bank's shares, see Item 8.A(8), "Consolidated Statements and Other Financial Information". Once approved at a General Meeting of Shareholders, dividends must be paid to shareholders within two months of the date on which the Bank's annual financial statements were approved. Dividends are forfeited to the Hellenic Republic if they are not claimed by shareholders within five years following December 31 of the year in which they were declared.

(b)
Under Article 8 of the Bank's Articles, all of the Bank's shareholders have the right to participate in General Meetings of Shareholders, and the number of each shareholder's votes at such meetings shall be equal to the number of his or her shares because each of the Bank's shares entitles its holder to one vote.

    Pursuant to Article 19 of the Bank's Articles, subject to Article 18 paragraph 3, the Bank's Directors are elected by the General Meeting of Shareholders, with each Director elected for a term of three years. There is no provision in the Bank's Articles with respect to cumulative voting.

  (c)
  Rights of the Bank's shareholders to share in the Bank's profits are defined by the Bank's dividend policy. See paragraph 3(a) above of this Item 10.B, "Memorandum and Articles of Association".

  (d)
  On a liquidation of the Bank, a General Meeting of Shareholders shall appoint three liquidators who shall, among other things, take an inventory of corporate assets, draw up and publish a balance sheet in the press and in the Greek Government Gazette and complete the Bank's outstanding matters. Subsequently, the General Meeting of Shareholders shall approve the annual financial statements as well as the financial statements issued upon completion of the liquidation. Upon completion, the liquidators shall refund shareholders' contributions and share premium amounts paid, if any, and distribute the balance of the Bank's liquidated property to the shareholders in proportion to their paid-up equity holdings.

  (e)
  Not applicable.

  (f)
  Not applicable.

  (g)
  The Bank's shareholders are not liable to further capital calls by the Bank. A two-thirds quorum of the Bank's shareholders and a two-thirds majority of the votes represented at the General Meeting of Shareholders would be required to approve any resolution concerning an increase in shareholders' obligations. See Article 15(2) of the Bank's Articles, which comprise Exhibit 1 to this Annual Report.

  (h)
  There are no provisions in the Bank's Articles that discriminate against any existing or prospective holder of the Bank's shares as a result of such shareholder owning a substantial number of the Bank's shares. However, subject to EU regulations, new and significant holdings (concentrations) must be reported to the Greek Competition Commission according to Greek Law 703/1977, in force and may require the approval of the Bank of Greece according to Law 3601/2007.

4.
Decisions with respect to which the rights of the Bank's shareholders may be changed—including decisions with respect to increases in the shareholders' obligations, increases in the Bank's share capital not provided for by the Articles of Association, as per par. 1 and 2 of Article 13 of the Companies Act, as amended, unless imposed by law or based on capitalization of reserves, decreases in the Bank's share capital, unless carried out in accordance with par. 6 of Article 16 of the Companies Act, changes in the method of distribution of the Bank's profits and merger or dissolution of the Bank—are voted upon by the Bank's shareholders at the General Meeting of Shareholders, in accordance with the provisions of Article 15(2) of the Bank's Articles. The requisite quorum for such decisions is satisfied when shareholders owning two-thirds of the Bank's paid-up share capital are present or represented. Decisions on such issues are reached by a two-thirds majority of the votes represented at the General Meeting of Shareholders, pursuant to Article 16(2). These conditions are not more significant than those required by Greek law.

  For example, pursuant to Article 5 of the Bank's Articles, whenever the Bank's share capital is increased by cash or by contribution in kind or a bond loan convertible into shares is issued, preference rights on the entire new share capital or bond loan are given to existing shareholders at the time of issue in proportion to the respective equity holdings of such shareholders at that time. Such preference rights may be limited or abolished, however, by a resolution adopted by the General Meeting of Shareholders, under Article 5(7) and pursuant to the provisions of Greek Codified Law 2190/20, Article 13, Paragraph 10.

  In addition, pursuant to Greek Codified Law 2190/20, Article 13, the General Meeting of Shareholders may grant to the Board of Directors the power to increase the Bank's share capital, subject to certain limitations.

5.
The General Meeting of the Bank's shareholders is to be held at least once a year, within six months after the end of the Bank's financial year in order, among other things, to approve the annual financial statements and to discharge Board members and auditors from liability in respect of their tenure of office in the relevant year. Extraordinary General Meetings of Shareholders (referred to in this Annual Report as "EGMs") may be convened by the Board in cases required by law or at other times when a meeting is deemed appropriate by the Board. The Board shall convene an EGM pursuant to a request of holders of 5% or more of the paid-up share capital. At the request of shareholders representing 5% or more of the paid-up share capital the Chairman of the General Meeting of Shareholders shall adjourn, only once, the passing of resolutions by the General Meeting of Shareholders, whether ordinary or extraordinary. The adjourned General Meeting of Shareholders shall be a continuation of the previous meeting and shall not require repetition of the publication formalities regarding notice to shareholders.

  Pursuant to Greek law and the Bank's Articles, in order to participate in the General Meeting of Shareholders, either in person or by proxy, shareholders holding dematerialized shares not posted in the Special Securities Account should have their shares blocked, in whole or part, through their Securities Account Operators, receive from them a "Certificate of Securities Blocking" issued by the CSD, and deposit the certificate with the head office and network branch of the Bank or the Bank's Shareholders Department in Athens at least five days prior to the General Meeting of Shareholders date. Similarly, shareholders holding dematerialized shares posted in the Special Securities Account should have their shares blocked, in whole or in part, through a declaration to the CSD which consequently shall issue and deliver the "Certificate of Securities Blocking". This certificate must be deposited at the head office and network branch of the Bank or the Bank's Shareholders Department in Athens at least five days prior to the General Meeting of Shareholders date.

  Shareholders who are legal entities should, at least five days prior to the General Meeting of Shareholders, deposit their legalization documents provided for by Greek law, unless such documents have already been deposited with the Bank. If such documents have already been deposited with the Bank, it is sufficient to mention in the proxy form where such documents have been delivered. In the event of voting by proxy, the relevant proxy documents should be delivered to the Bank at least five days prior to the General Meeting of Shareholders date. Legal entities may participate in the General Meeting of Shareholders, designating up to three persons as their representatives.

  Pursuant to Article 12(3) of the Bank's Articles, shareholders that have not complied with the provisions above may take part in and vote at a General Meeting of Shareholders only upon permission of such General Meeting of Shareholders.

  The quorum requirement is met when shareholders representing at least 20% of the paid-up share capital are present or represented at the General Meeting of Shareholders or EGM. If this requirement is not met, a quorum is met by those represented at the adjourned meeting, regardless of the paid-up share represented. The simple majority required for all decisions of the General Meeting of Shareholders or an EGM is an absolute majority of votes represented at the meeting, i.e., over 50%.

  A two-thirds quorum and a two-thirds voting majority of the Bank's shareholders may be required for resolutions concerning certain matters, as discussed above, in Item 10.B(4), "Memorandum and Articles of Association", and as set forth in Article 15(2) of the Bank's Articles, included in Exhibit 1 to this Annual Report. The increased quorum requirement for meetings concerning such resolutions amounts to the number of shareholders representing two-thirds of the paid-up share capital of the Bank being present or represented at the first meeting, which drops to one-half and one-fifth of the share capital represented at the second and third adjourned meetings, respectively for companies whose shares are listed on an exchange. The voting majority for such meetings is two-thirds of the votes represented at that meeting.

6.
There are no discriminatory limitations on the rights to own the Bank's shares or exercise voting rights with respect thereto.

7.
There are no provisions in the Bank's Articles that could delay, defer, or prevent a change in control of the Bank.

8.
There is no specific provision in the Bank's Articles that governs the ownership threshold above which shareholder ownership must be disclosed. However, under Greek law, shareholders seeking to acquire participations in the Bank's shares, above certain thresholds, may be required to notify the Bank, the Bank of Greece, the HCMC and the ATHEX of their holdings and percentage of voting rights and also the Greek Competition Commission.

9.
No significant differences.

10.
The conditions imposed by the Bank's Articles with respect to changes in the Bank's share capital are discussed above, in Item 10.B(4), "Memorandum and Articles of Association", and are not more stringent than those required by Greek law.

C.    Material Contracts

        NBG and its subsidiaries are party to various contracts in the ordinary course of business. For the years ended December 31, 2006 and 2007, there have been no material contracts entered into outside the ordinary course of business apart from the following.

        As described in Note 4 to the Consolidated Financial Statements, on April 3, 2006, the Bank entered into an agreement with Fiba Holding, Fina Holding, Girisim Factoring and Fiba Factoring to acquire 46% of the ordinary shares of Finansbank, together with 100% of Finansbank's founder shares. The agreed aggregate purchase price was approximately US$2,774 million in cash, subject to an adjustment in respect of the book value of the assets and liabilities of Finansbank as at the date on which closing would occur.

        Closing of the transaction occurred once certain conditions precedent had been fully satisfied or waived in accordance with the agreement. These included (i) the approval of the central bank of Turkey ("BRSA"), (ii) the approval of the TCB, (iii) the approval of the Bank of Greece, (iv) the completion of the sale of the international operations to Fiba Holding and obtaining of all necessary relevant regulatory approvals for that sale and (v) certain other clearances related to the restructuring of the Finansbank group, which were to take place on or prior to closing (as described further below). Furthermore, the Bank was not obliged to conclude the transaction in the event of a material adverse change, which was defined to include changes after the date of the agreement which were, or were reasonably likely to, result in an impairment or reduction in the Finansbank group's consolidated net asset value and/or the group's consolidated annual pre-tax net income of more than 30%, as well as a general disruption in the financial and banking markets in Turkey or in leading international financial markets or suspension or material limitation of trading in the shares of Finansbank on stock exchanges or the imposition of currency exchange controls in Turkey or elsewhere or the outbreak or escalation of hostilities and/or act of terrorism or any other calamity or crisis.

        In the period between signing and closing, the Bank enjoyed certain access and information rights in respect of Finansbank. The Fiba Sellers were obliged to cause Finansbank not to take certain actions outside the ordinary course of its business without the consent of the Bank.

        Prior to closing, Finansbank sold to Fiba Holding its shares in Finans International Holding N.V. ("Finans International") and Finansbank Romania S.A. for US$600 million. Finans International sold to Finansbank its shareholding in Finansbank (Malta) Ltd., at a price of US$48 million.

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

        On the completion of the Acquisition, the Bank was obliged to make a mandatory tender offer for that part of the shares in Finansbank and Finans Leasing, which it has not acquired pursuant to the agreement. The Fiba Sellers have agreed not to tender any shares which they may then hold in Finansbank or Finans Leasing in response to such offer. However, had the Bank not acquired sufficient shares in the tender offer to hold at least 50% plus one share of the ordinary shares in Finansbank, the Fiba Sellers should have tendered sufficient shares to bring the Bank's holding up to this level.

        The Fiba Sellers have entered into a non-compete covenant with the Bank for three years from the closing date which will, subject to certain exceptions, restrict the provision of banking and financial services in Turkey by the Fiba Sellers and their affiliates.

        The Bank and Fiba Holding, Girisim Factoring and Fiba Factoring (the "Fiba Shareholders") also entered into a shareholders' agreement, which sets out the terms and conditions for their cooperation as shareholders in Finansbank. The agreement restricts share transfers by the Fiba Shareholders from the closing date of the Acquisition for a four-year period, following which period the Bank and, where applicable, its affiliates (the "Bank Shareholders") and the Fiba Shareholders will benefit from a right of first offer for sales of the other's shares in Finansbank owned as of the date of any such sale (the "Relevant Shares"). The Bank also benefited from a call option for a period of one month following the consummation of the Tender Offer, enabling the Bank to acquire from the Fiba Shareholders sufficient shares such that the Bank holds 50% plus one ordinary share in Finansbank. In addition, the Bank holds a call option to purchase from Fiba Holding and, in certain circumstances, the other Fiba Shareholders, and the Fiba Shareholders hold a put option to sell to the Bank, Relevant Shares in certain circumstances including at least 3% and up to all of the share capital of Finansbank owned by the Fiba shareholders at a price and pursuant to transfer terms determined by reference to the provisions of the shareholders' agreement, for the period following the second anniversary of the closing and for two years thereafter at a multiple of between two and a half and three and a half times the book value of the Finansbank Acquired Businesses at that time, depending upon the satisfaction of performance-based criteria.

        The shareholders' agreement also governs how the Bank Shareholders and the Fiba Shareholders vote their shares. Pursuant to the agreement, the parties have agreed to ensure that a minimum of two Directors nominated by Fiba Holding (out of a minimum of seven directors) are appointed to the Board of Directors of Finansbank for so long as the Fiba Shareholders hold Relevant Shares representing at least 5% of the ordinary shares of Finansbank. The Fiba Shareholders have agreed to vote their shares in accordance with the terms of the shareholders' agreement.

        As described in Note 4 to the Consolidated Financial Statements, on March 29, 2007, the Bank entered into an agreement (the "IFC Agreement") with the International Finance Corporation ("IFC") whereby IFC purchased 5% of the ordinary shares of Finansbank (the "IFC Shares") from the Bank at the date of the agreement. The agreed purchase price for the IFC Shares was US$259.2 million in cash. The agreement included an option for IFC to sell its shares back to NBG (the "put option") and another option for NBG to buy the shares from IFC (the "call option"). Furthermore IFC can only sell those shares to a third party with a written consent from NBG.

        At any time during the put option period (the period commencing from the date that the financial statements of the financial year ending after the fifth anniversary of the signing of the IFC Agreement have been delivered to the IFC but not later than six months after the respective year-end, and ending on the date the IFC ceases to hold any shares in Finansbank), the IFC shall have the right to sell and the Bank shall be obligated to purchase all or part of the IFC Shares at the higher of fair market value per share (as determined by one of nine reputable investment banks designated by the IFC and the Bank acting jointly) and the compounded share price per share, i.e. the aggregate amount corresponding to the cost to the IFC for acquiring the IFC Shares compounded semi-annually at the rate of six-month LIBOR plus 25 basis points divided by the number of shares.

        At any time during the call option period (the period commencing from the date that the audited financial statements of the financial year ending after the seventh anniversary of the signing of the IFC Agreement have been delivered to the IFC and ending on the date the IFC ceases to hold any shares in the Finansbank), the Bank shall have the right to purchase and IFC shall be obligated to sell all or part of the IFC Shares at the higher of fair market value per share (as determined by one of nine reputable investment banks designated by the IFC and the Bank acting jointly) and the compounded share price per share, i.e. the aggregate amount corresponding to the cost to the IFC for acquiring the IFC Shares compounded semi-annually at the rate of six-month LIBOR plus 25 basis points divided by the number of shares.

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

E.    Taxation

        The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of shares or ADRs by a U.S. Holder. For the purposes of this summary, a "U.S. Holder" is a beneficial owner of shares or ADRs that is, for U.S. federal income tax purposes, (i) a citizen of or an individual resident in the United States, (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes, created in or organized under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust, if (x) a court within the United States is able to exercise primary supervision over its administration and (y) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. If a partnership holds shares or ADRs, the consequences to a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares or ADRs should consult its tax advisor regarding the associated tax consequences. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of shares or ADRs. In particular, this summary deals only with U.S. Holders that will hold shares or ADRs as capital assets and does not address the tax treatment of special classes of U.S. Holders, such as financial institutions, tax-exempt entities, insurance companies, retirement plans, persons holding shares or ADRs as part of a "straddle" or as part of a "synthetic security" or a hedging or conversion transaction or other integrated transaction, real estate investment trusts, regulated investment companies, partnerships, pass-through entities or persons who hold through partnerships or other pass-through entities, U.S. expatriates, persons subject to the alternative minimum tax, dealers or traders in securities, currencies or notional principal contracts, persons that own (or are deemed to own for U.S. federal income tax purposes) 10% or more of the voting stock of the Bank, holders who hold shares or ADRs in connection with a trade, profession or vocation carried on in Greece (whether through a branch, agency or otherwise) and holders whose "functional currency" is not the U.S. dollar. Further, this discussion does not address any tax consequences applicable to holders of equity interests in a holder of shares or ADRs. This summary is based upon current U.S. federal income tax law, including the U.S. Internal Revenue Code of 1986 (the "Code"), its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to change (possibly with retroactive effect); and the Convention Between the United States of America and the Kingdom of Greece (now the Hellenic Republic) for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, with effect from December 30, 1953.

        Prospective purchasers should consult their tax advisors as to the consequences under U.S. federal, estate, gift, state, local and applicable foreign tax laws of the purchase, ownership and disposition of shares and ADRs.

        Holders of ADRs will be treated for U.S. federal income tax purposes as owners of the shares underlying the ADRs. Accordingly, except as noted, the U.S. federal income tax consequences discussed below apply equally to holders of ADRs and shares.

Dividends

        Under current Greek tax law no Greek withholding taxes will be imposed on the payment of dividends to U.S. Holders of shares or ADRs. The gross amount of any distributions paid by the Bank to a U.S. Holder that are actually or constructively received by the U.S. Holder will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of current or accumulated earnings and profits of the Bank, as determined for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends received deduction allowed to corporations. Subject to the discussion below under this Item 10.E, "Taxation—Passive Foreign Investment Company Status", to the extent that an amount received by a U.S. Holder exceeds the allocable share of the Bank's current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. Holder's tax basis in its shares or ADRs and then, to the extent such distribution exceeds such U.S. Holder's tax basis, it will be treated as capital gain.

        The Bank does not maintain calculations of its earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend. The amount of any distribution of property other than cash will be the fair market value of that property on the date of the distribution.

        Certain dividends received by individual U.S. Holders before January 1, 2011, will be subject to a maximum income tax rate of 15%. This reduced income tax rate is only applicable to dividends paid by "qualified corporations" (which term excludes passive foreign investment companies, as defined below) and only with respect to shares or ADRs held for a minimum holding period (generally, 61 days during the 121-day period beginning 60 days before the ex-dividend date). The Bank expects to be considered a qualified corporation for this purpose. U.S. Holders should consult their tax advisors regarding the availability of the reduced income tax rate on dividends under their particular circumstances.

        The gross amount of dividends paid in euro will be included in the income of such U.S. Holder in a U.S. dollar amount calculated by reference to the spot exchange rate in effect on the day the dividends are received by the U.S. Holder (or, in the case of the ADRs, by The Bank of New York, in its capacity as depositary) regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder will have a basis in any euro distributed equal to their U.S. dollar value on the date they are received by the U.S. Holder (or, in the case of the ADRs, by The Bank of New York in its capacity as depositary). Any gain or loss recognized upon a subsequent disposition of euro will generally be ordinary income or loss. If euro are converted into U.S. dollars on the date of the receipt, the U.S. Holder should not be required to recognize any foreign currency gain or loss in respect of the receipt of euro as dividends. Dividends will be treated as foreign source income for U.S. foreign tax credit limitation purposes. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. Income received with respect to shares or ADRs generally will constitute "passive category income" or "general category income". The amount of the qualified dividend income paid by the Bank to a U.S. Holder that is subject to the reduced dividend income tax rate that is taken into account for purposes of calculating the U.S. Holder's U.S. foreign tax credit limitation must be reduced by the "rate differential portion" of such dividend. The rules relating to foreign tax credits and the timing thereof are complex. U.S. Holders should consult their tax advisors regarding the availability of foreign tax credits under their particular circumstances.

Sale or Exchange of Shares or ADRs

        Subject to the discussion below under this Item 10.E, "Taxation—Passive Foreign Investment Company Status", gain or loss realized by a U.S. Holder on the sale or other disposition of shares or ADRs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder's adjusted tax basis in the shares or ADRs and the amount realized on the disposition. Such gain or loss generally will be treated as long-term capital gain or loss if the shares or ADRs have been held for more than one year. Capital gains of individuals derived from capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to significant limitations. Any gain or loss realized will generally be treated as derived from U.S. sources.

        The surrender of ADRs in exchange for shares (or vice versa) will not be a taxable event for U.S. federal income tax purposes and U.S. Holders will not recognize any gain or loss upon such an exchange.

        If a U.S. Holder receives any foreign currency on the sale, exchange or disposition of shares, such U.S. Holder generally will realize an amount equal to the U.S. dollar value of such foreign currency on the settlement date of such sale, exchange or disposition if (i) such U.S. Holder is a cash basis or electing accrual basis taxpayer and the shares are treated as being "traded on an established securities market" or (ii) such settlement date is also the date of such sale, exchange or disposition. If the foreign currency so received is converted to U.S. dollars on the settlement date, such U.S. Holder should not recognize foreign currency gain or loss on such conversion. If the foreign currency so received is not converted into U.S. dollars on the settlement date, such U.S. Holder will have a basis in such foreign currency equal to its U.S. dollar value on the settlement date. Any gain or loss on a subsequent conversion or other disposition of such foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for U.S. foreign tax purposes. Each U.S. Holder should consult its tax advisor regarding the U.S. federal income tax consequences of receiving foreign currency from the sale, exchange or other disposition of shares.

U.S. Information Reporting and Backup Withholding

        Non-corporate U.S. Holders may be subject to the information reporting requirements of the Code, as well as to backup withholding on the payment of dividends on, and the proceeds received from the disposition of, shares or ADRs. Backup withholding may apply if a U.S. Holder (i) fails to furnish its taxpayer identification number ("TIN"), which, in the case of an individual, is his or her social security number; (ii) fails to provide certification of exempt status; (iii) is notified by the Internal Revenue Service ("IRS") that he or she has failed properly to report payments of interest and dividends; (iv) under certain circumstances, fails to certify, under penalty of perjury, that he or she has furnished a correct TIN or the Bank has been notified by the IRS that such U.S. Holder is subject to backup withholding for failure to furnish a correct TIN; or (v) otherwise fails to comply with the applicable requirements of the backup withholding rules.

        U.S. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable. The amount withheld from a payment to a U.S. Holder under the backup withholding rules generally will be allowed as a credit against such holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

Passive Foreign Investment Company Status

        The foregoing discussion of dividends and capital gains assumes that the Bank is not a passive foreign investment company (a "PFIC"), for U.S. federal income tax purposes. Based upon (i) certain U.S. Treasury Regulations (the "Regulations") and (ii) the regulatory status of the Bank under local laws, its banking activities performed in the ordinary course of business (including lending, accepting deposits and depositing money in other banks), the proportion of its income derived from activities that are "bona fide" banking activities for U.S. federal income tax purposes and its securities activities performed in the ordinary course of business (including selling debt instruments to customers in a dealer capacity), the Bank believes that it was not a PFIC for 2007 (the latest period for which the determination can be made) and, based further on its present regulatory status under local laws, the present nature of its activities, and the present composition of its assets and sources of income, the Bank does not expect to be a PFIC for the current year or for any future years. However, because PFIC status is a factual determination made annually and because there are uncertainties in the application of the relevant rules, there can be no assurances that the Bank will not be considered to be a PFIC for any particular year.

        If for any year in which a U.S. Holder held shares or ADRs, the Bank were to qualify as a PFIC, the U.S. Holder would be subject to special rules with respect to (i) any gain realized on the sale or other disposition (including a pledge) of the shares or ADRs and (ii) any "excess distribution" by the Bank to the U.S. Holder (generally, any distributions to the U.S. Holder in respect of the shares or ADRs during a single taxable year to the extent the distributions exceed 125% of the average annual distributions received by the U.S. Holder in respect of the shares or ADRs during the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the shares or ADRs). Under these rules, (i) the gain or excess distribution would be allocated ratably over the U.S. Holder's holding period for the shares or ADRs, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income, (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year and (iv) the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

        U.S. Holders can avoid the interest charge by making a mark to market election with respect to the shares and ADRs, provided that the shares are "marketable" within the meaning of the Regulations. The shares and ADRs will not be considered "marketable" for purposes of this election unless the exchange or market on which the shares are regularly traded is a qualified stock exchange or other market. Under the Regulations, a stock exchange is a "qualified stock exchange" if it is either one of the recognized U.S. stock exchanges, such as the New York Stock Exchange, or, alternatively, a foreign stock exchange, such as the ATHEX, may constitute a qualified exchange if it meets certain trading, listing, financial disclosure and other requirements set forth in the Regulations. The mark to market election will remain in effect unless the IRS consents to revocation, or until the shares cease to be marketable. A U.S. Holder that makes a mark to market election generally will, subject to certain limitations, be required to take into account the difference, if any, between the fair market value and the adjusted tax basis of its ADRs or shares, at the end of a taxable year, as ordinary income (or, subject to certain limitations, ordinary loss) in calculating its income for such year. In the case of a mark to market election, gains from an actual sale or other disposition of the ADRs or shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the ADRs or shares will be treated as ordinary loss to the extent of any net mark to market gains for prior years.

        Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC. If the shares or ADRs constitute equity interests in a PFIC, a U.S. Holder will be required to make an annual return on IRS Form 8621 regarding distributions received with respect to shares or ADRs and any gain realized on the disposition (including a pledge) of shares or ADRs.

        Prospective investors should consult their tax advisors as to the potential application of the PFIC rules as well as the impact of any proposed legislation that could affect them.

  Reportable Transaction

        A U.S. Holder that participates in any "reportable transaction" (as defined in the Regulations) must attach to its U.S. federal income tax return a disclosure statement on IRS Form 8886. U.S. Holders are urged to consult their tax advisor as to the possible obligation to file IRS Form 8886 with respect to the sale, exchange or other disposition of any foreign currency received as a dividend on, or as proceeds from the sale, exchange or other disposition of shares or ADRs.

        The information set out above is a summary only and U.S. and other taxation may change from time to time. Prospective investors should consult their tax advisors as to the consequences of the purchase, ownership and disposition of shares and ADRs including, in particular, the effects of the tax laws of any other jurisdiction.

F.     Dividends and Paying Agents

        Not applicable.

G.    Statements by Experts

        Not applicable.

H.    Documents on Display

        NBG has filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form F-1 (which, together with all amendments, exhibits and schedules thereto, is referred to as the "Registration Statement") under the Securities Act, with respect to its ordinary shares offered in the United States. NBG is subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), applicable to foreign private issuers, and in accordance therewith, is required to file reports, including annual reports on Form 20-F, and other information with the SEC. The Registration Statement, including the exhibits and schedules thereto, its annual reports on Form 20-F, and reports and other information filed by NBG with the SEC may be obtained, upon written request, from The Bank of New York, as depositary, at its Corporate Trust Office located at 101 Barclay Street, New York, New York 10286. Such reports and other information can be inspected without charge and copied at prescribed rates at the public reference facility maintained by the SEC at 100 F Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 233 Broadway, New York, New York 10279 and the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material and any part thereof will also be available by mail from the Public Reference Section of the SEC, at 100 F Street, N.W., Washington, D.C. 20549, at prescribed rates. Also, certain reports and other information concerning NBG will be available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

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

J.     Relationship with the Hellenic Republic

Shareholding

        The Hellenic Republic no longer owns any portion of the issued share capital of the Bank; certain pension funds (most of whose boards of directors are appointed by the Hellenic Republic) own approximately 16.6% of the issued shares.

        The remaining shares are held by institutional and retail investors in the Hellenic Republic and institutional investors internationally. See Item 3.D, "Risk Factors—State-related entities may have an important influence on the Bank".

Hellenic Republic as Shareholder

        Not applicable.

Hellenic Republic as Customer

        The Hellenic Republic, including state-related entities, is a large customer of the Bank in terms of loans and deposits. At December 31, 2007, approximately 4.7% of the Bank's outstanding gross loans were to the Hellenic Republic and state-related entities, and approximately 3.7% of the Bank's deposits were from the Hellenic Republic and state-related entities. The commercial relationship between the Bank, the Hellenic Republic and other state-owned enterprises is conducted on a normal "arm's length" basis. The Group's senior management believes that the commercially-oriented strategy currently being implemented will continue for the foreseeable future.

ITEM 11    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

        In recent years, we have expanded our trading activities by engaging into a wide variety of financial products in order to enhance profitability and service our clientele. This involves the undertaking of Market Risk, which we seek to identify, measure and manage effectively through a framework of principles, measurement processes and an adequate limit structure.

        Based on our positions, the most significant types of Market Risk that we distinguish are the following: Interest Rate Risk, Equity Risk and Foreign Exchange Risk.

  Interest Rate Risk

        Interest Rate Risk is the risk related to the potential loss that might incur on the Bank's portfolio due to adverse movements in the interest rates. In our case, the interest rate risk stems from the trading and AFS Bond portfolios and the interest rate exchange-traded and OTC derivatives.

        More specifically, as we are the principal market maker in Greek Government bonds (we have been ranked first among the 22 prime dealers of the Electronic Secondary Securities Market ("HDAT") for the past seven years), we retain a substantial portfolio of sovereign debt and we carry a moderate portfolio of Greek and international investment grade corporate issuers. As of December 31, 2007, 87% of our total bond portfolio comprised Greek Government bonds, of which 70% were fixed.

        In order to provide an economic hedge for the fixed interest rate exposure arising from our position in fixed rate Greek Government bonds, we enter into future contracts relating to short-, medium- and long-term German government bonds. To a lesser extent, we maintain positions on bond and interest rate futures for speculative purposes.

        We are also active in the swap market, engaging in straightforward as well as more sophisticated deals for hedging and proprietary purposes. As a means of hedging, we convert the fixed rate risk into floating rate risk in order to reduce earnings volatility.

  Equity Risk

        Equity Risk is the risk related to the potential loss that might occur due to adverse movements in the prices of stocks and equity indices. The Bank holds a portfolio of stocks, the majority of which are traded on the ATHEX, and retains positions on stock and equity index derivatives traded in Greek and international exchanges. Our cash portfolio comprises trading (i.e. short-term) and Available for

        Sale ("AFS") (i.e. long-term) positions. Our portfolio of equity derivatives primarily serves as a mechanism to hedge the equity risk arising from our cash position and from the equity-linked products given to our clientele. In the same context and to a lesser extent, we enter into OTC equity transactions for pure trading and hedging purposes.

  Foreign Exchange Risk

        Foreign Exchange Risk is the risk related to the potential loss the Bank may suffer due to adverse movements in foreign exchange prices. The foreign exchange risk derives from the Bank's Open Currency Position ("OCP"), which mostly stems from the transactions of our Treasury Division in foreign currency (i.e. foreign exchange ("FX") spot and forward transactions). The OCP is distinguished between Trading OCP and Structural OCP. The Structural OCP contains all the Bank's investment assets and liabilities in foreign currency (i.e. loans, deposits, etc) along with the FX transactions performed by our Treasury Division.

        The Bank trades in all major currencies holding mainly short-term positions for trading purposes and for servicing our institutional, corporate, domestic and international clientele. According to the Bank's strategy, the end of day open currency position should comply with the relevant limits set by the Treasury Division (i.e. the overnight, intra-day and stop loss limits).

Measurement Method

        The Bank estimates the market risk of the trading and AFS portfolios by applying a Value-at-Risk ("VaR") methodology. VaR is a measure of the maximum potential change in value of a portfolio of financial instruments with a predefined confidence interval over a given time horizon. We have adopted the variance-covariance methodology with a 99% confidence interval and 1-day holding period. The VaR is calculated on a daily basis for the Bank's trading and AFS positions, along with the VaR per risk type (interest rate, equity and FX risk). The model and the VaR calculations have been thoroughly examined and approved by the Bank of Greece and our Internal Audit Division, as well as by an external auditor. Moreover, our Internal Audit Division conducts annual assessments of the model and reports the results to the appropriate supervisory authority.

        The calculations are used for both internal and regulatory purposes. For internal use, the volatilities and correlations of the risk factors are computed with the Exponentially Weighted Moving Average Model ("EWMA") and a decay factor l = 0.94. The model is accepted worldwide and was developed by RiskMetrics/JP Morgan. The calculations derive from 75 daily observations, where the latest observations carry the highest weight in the volatility estimate. For regulatory purposes, the calculations refer only to the Trading Book and the correlations and volatilities are based on 252 equally weighted daily observations.

    NBG VaR per Type of Risk (99%, 1-day)

	Total VaR		Interest Rate VaR		Equity VaR		FX VaR
	2007	2006	2007	2006	2007	2006	2007	2006
	(Amounts in million EUR)
Average	3.3	5.1	2.7	3.9	1.9	3.4	0.6	0.3
Max	6.6	10.6	5.3	9.0	3.5	8.2	2.0	1.5
Min	1.7	1.5	1.5	1.2	0.9	0.6	0.1	0.1
Year End	5.9	2.2	4.9	1.9	2.5	0.9	1.1	0.1

        Also, the VaR for internal use is calculated with the Historical Simulation approach for comparative reasons. The calculations are based on 252 daily observations for each risk factor.

        The VaR reports are sent to the Senior Managers of each Business Unit, the GRMD and the responsible members of the Internal Audit Division and the Board of Directors each receive copies of all VaR reports.

Limitations of our VaR model

        We are confident in our market risk measurement method and the implemented system which has been approved by both the Bank of Greece and our auditors.

        However, our VaR model is based on certain theoretical assumptions, which under extreme market conditions might not capture the maximum loss the Bank will suffer. The restrictions of our methodology are summarized below:

  •
  The use of volatilities and correlations as predictive measures for the behavior of risk factors in the future might be proven insufficient in periods of intense volatility in financial markets.

  •
  The one day holding period for VaR calculations (or ten days for regulatory purposes) implies that the Bank will be able to liquidate all its trading assets within this length of time. Nevertheless, this assumption might underestimate market risk in periods of insufficient liquidity in financial markets or in cases where certain assets in the Bank's portfolio cannot be easily liquidated.

  •
  VaR refers to the plausible loss on the Bank's portfolio for a 99% confidence interval, not taking into account any losses beyond that level.

  •
  All calculations are based on the Bank's positions at the end of each business day, ignoring the intra-day exposures and any realized losses that might have incurred.

  •
  VaR estimates rely on small changes in the prices of risk factors. For bigger movements, the methodology would not fully capture the convexity effect on the value of the portfolio.

  •
  Returns on individual risk factors are assumed to follow a normal distribution. If this not the case, the probability of extreme market movements could be underestimated.

        To enhance the predictability of our VaR model and minimize the effect of the aforementioned limitations, we perform stress testing on a weekly basis.

Limits Framework

        For the effective management of Market Risk, the GRMD has established a framework of VaR limits. These limits are based on the desired level of risk the Bank is willing to take in accordance with the decisions of its management bodies, the Bank's regulatory capital and the business activities of the Treasury Division.

        The VaR limits refer to the Bank's trading and the AFS portfolios and are set on both total VaR level and on per type of risk level (i.e. Interest Rate VaR, Equity VaR & FX VaR limits).

        The Treasury Division is responsible for maintaining those limits, whereas the GRMD monitors them on a daily basis. According to our Market Risk Policy, the limits are reviewed every year, or earlier if necessary (e.g. due to the expansion of the Bank's trading activities). Also, there are formal procedures in place to anticipate plausible limit bridges.

Backtesting

        We perform backtesting in order to verify the predictive power of our VaR model. The calculations refer only to the Bank's trading positions, in accordance with the guidelines from the Bank of Greece, and involve the comparison of the "hypothetical" daily gains and losses with the respective estimates of our VaR model used for regulatory purposes.

        In the case where the backtesting result exceeds VaR, the model has underestimated the potential loss and is deemed to have failed. Backtesting is conducted on a daily basis and any excess is immediately reported to the Bank of Greece. Additionally, all the results are disclosed to the Bank of Greece on a quarterly basis.

Stress Testing

        The daily VaR estimations refer to "normal" market conditions. However, it is necessary to carry out supplementary analysis in order to capture the potential loss that might incur under extreme and unusual circumstances in the financial markets. Thus, the GRMD conducts stress testing for various risk factors (e.g. interest rates, stock index prices, exchange rates) on a weekly basis through the simulation of relevant scenarios for a given risk factor. These scenarios are in compliance with the IMF guidelines and are approved by our regulatory authorities.

        The relevant scenarios are presented in the table below:

INTEREST RATES

Scenario	Description	0-3 Months	3 Months- 5 Years	>5 Years
1	Parallel Curve Shift	+200 bp	+200 bp	+200 bp
2	Parallel Curve Shift	-200 bp	-200 bp	-200 bp
3	Steepening	0 bp	+100 bp	+200 bp
4	Flattening	+200 bp	+100 bp	0 bp

STOCK MARKET INDICES

Scenario	Description
1	-30% for all indices

FX RATES

Scenario	Description
1	EUR depreciation by 30%

        Stress testing is performed on both the trading and AFS portfolios, as well as separately on the positions of the Trading Book.

Emerging Markets Risk

        We operate in Turkey, Bulgaria, Albania, FYROM, Romania, Serbia and Egypt, all of which are considered emerging markets.

        In order to monitor Market Risk on a Group level, during 2007, Finansbank implemented the VaR measurement system "Risk Watch" created by "Algorithmics". The fourth quarter of 2007 was a testing period of daily operations and review of the VaR estimation by Finansbank, while from January 1, 2008, the Risk Watch system is the official method for calculating VaR on its portfolio. Note that Finansbank's VaR (99%, 1 day) for the trading and available for sale portfolio varied in 2007 from €1.1 million to €8.1 million, with an average rate estimation for the year of €2.7 million. On December 31, 2007, Finansbank's VaR was estimated to €4.5 million.

        Additionally, we conduct stress testing on the positions held in the Trading, AFS and Investment portfolios of Finansbank on a quarterly basis, in order to estimate the potential loss for NBG due to extreme movements in Turkey's market conditions.

        The rest of our subsidiaries individually do not bear significant Market Risk. However, their positions are monitored by our Group Risk Management and Treasury Divisions apart from UBB, which is in the process of implementing a VaR system.

Counterparty Risk

        Counterparty risk is the risk arising from an obligor's failure to meet its contractual obligations. This risk includes:

  •
  Pre Settlement Risk:  the risk arising from a counterparty's default on off-balance sheet products, where the credit equivalent exposure reflects both the current replacement cost (marked to market) of the product plus an estimate of the Bank's potential future credit exposure from the product as a result of prevailing market prices.

  •
  Settlement Risk:  the risk arising from a counterparty's default on transactions in the process of being settled and where the sold asset or cash has been delivered to the counterparty but the purchased asset or cash has not yet been received in return as expected.

  •
  Specific risk:  the possibility of losses that can take place in interest rate related securities or equities, due to the financial condition of the issuer and regardless of the prevailing market volatility.

Counterparty Risk Limits Framework

        We have developed a methodology for determining and allocating counterparty limits for interbank market transactions based on counterparty's creditworthiness.

        Eligible counterparties are those financial institutions that are assigned by Moody's and Standard & Poor's credit ratings from Aaa/AAA to Baa/BBB-. Non-rated banks are assigned credit rating by the Bank's internal model.

        The Risk Management Division is responsible for:

  •
  controlling and managing the risks by ensuring that the Bank's policies, procedures and practices with regard to the measurement, monitoring and mitigation of risks are at all times both complied and congruent with good industry practice, and

  •
  regularly enhancing the control framework.

        It is our policy not to allow limit breaches. Counterparty limits are subject to annual revision.

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

Interest rate sensitivity analysis

        We performed a sensitivity analysis to estimate the impact of certain potential changes in interest rates on the fair value of financial instruments held as at December 31, 2007. The analysis below was performed based on the following assumptions:

Balance sheet items (except Derivative financial instruments)

  •
  All balance sheet items have been revalued assuming both a 0.5% and a 1% (i.e., 50 and 100 basis points) increase in interest rates for 2006 and 2007 and both a 0.5% and a 1% (i.e., 50 and 100 basis points) decrease in interest rates in 2006 and 2007 across the maturity ladder (i.e. "parallel shift of the yield curve"). For 2006 and 2007 in the negative shifts (i.e. -100, -50 basis points) the JPY rates were not changed because the biggest part of each corresponding curve was less than 100 basis points. For 2006 and 2007, TRY balance sheet items have been revalued assuming both a 1.0% and a 1.5% (i.e., 100 and 150 basis points) increase and both a 1.0% and 1.5% for 2006 (i.e., 100 and 150 basis points) decrease in interest rates across the maturity ladder.

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

  •
  All other variables, such as foreign currency exchange rates, were held constant. Please see Item 11, "Quantitative and Qualitative Disclosures about Market Risk—Sensitivity Analysis—Foreign currency exchange sensitivity analysis".

Derivative financial instruments

  •
  All derivative financial instruments have been revalued for 2006 and 2007 assuming both a 0.5% and a 1.0% (i.e., 50 and 100 basis points) increase and both a 0.5% and a 1.0% (i.e., 50 and 100 basis points) decrease in interest rates across the maturity ladder, (i.e., "parallel shift of the yield curve"), except for TRY financial instruments, which were revalued assuming both a 1.0% and a 1.5% for 2006 and 2007 (i.e., 100 and 150 basis points) increase and both a 1.0% and a 1.5% for 2006 and 2007 (i.e., 100 and 150 basis points) decrease in interest rates across the maturity ladder. For 2006, in the negative shifts (i.e., -100, -50 basis points), the JPY rates were not changed because the biggest part of each corresponding curve was less than 100 basis points. For 2007 in the negative shifts (i.e., -100, -50 basis points), the JPY rates were not changed because the biggest part of each corresponding curve was less than 100 basis points.

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

  •
  All other variables, such as foreign currency exchange rates, were held constant. Please see Item 11, "Quantitative and Qualitative Disclosures about Market Risk—Sensitivity Analysis—Foreign currency exchange sensitivity analysis".

	December 31, 2007		Market Value Change		Market Value Change
	Carrying Amount	Fair value	+100bps	-100bps	+50bps	-50bps
	(EUR in thousands)
Assets
Deposits with central bank	2,372,145	2,372,145	(1,680)	1,685	(477)	478
Securities purchased under agreements to resell	1,415,688	1,415,688	(11,601)	12,213	(4,806)	5,162
Interest bearing deposits with banks	1,777,422	1,777,446	(3,014)	3,029	(1,360)	1,363
Money market investments	254,034	254,034	564	(559)	1,134	(1,133)
Debt and equity trading assets	12,371,326	12,371,326	(104,495)	65,990	(50,635)	42,800
Derivative assets	334,783	334,783	411,927	(463,762)	212,032	(223,937)
Available-for-sale securities at fair value	4,550,227	4,550,227	(73,689)	70,017	(69,347)	69,942
Net loans	54,427,540	54,943,425	(478,657)	510,414	(321,368)	339,216

Total interest rate sensitive assets	77,503,165	78,019,074	(260,645)	199,027	(234,827)	233,891

Liabilities
Deposits	66,872,882	66,822,922	106,746	(107,074)	73,104	(73,432)
Securities sold under agreements to repurchase	3,509,525	3,509,397	5,611	(5,638)	2,841	(2,848)
Other borrowed funds	473,666	471,706	3,890	(4,015)	5,789	(6,071)
Derivative liabilities	1,071,806	1,071,806	(248,499)	334,665	(93,141)	114,051
Long term debt	5,425,319	5,321,106	52,229	(57,045)	34,873	(36,038)

Total interest rate sensitive liabilities	77,353,198	77,196,937	(80,023)	160,893	23,466	(4,338)

Total interest rate balance sheet sensitivity			(180,622)	38,134	(258,293)	238,229

	December 31, 2007		Market Value Change		Market Value Change
	Notional Value	Fair value	+100bps	-100bps	+50bps	-50bps
	(EUR in thousands)
Derivatives
Interest rate swaps	23,472,991	(175,304)	(79,301)	108,410	(45,013)	58,018
Cross currency interest rate swaps	3,224,585	(456,338)	54,822	(42,914)	68,867	(72,646)
Foreign exchange swaps	5,979,974	(164,900)	73	(407)	70	(63)
Financial futures	4,304,865	14,985	175,618	(189,190)	89,421	(92,812)
Outright foreign exchange forwards	1,244,970	11,917	(149)	584	(76)	81
Options	4,917,565	32,557	12,297	(5,513)	5,521	(2,363)
Forward rate agreements	79,380	60	67	(67)	101	(101)

Total interest rate derivatives sensitivity			163,427	(129,097)	118,891	(109,886)

	December 31, 2006		Market Value Change		Market Value Change
	Carrying Amount	Fair value	+100bps	-100bps	+50bps	-50bps
	(EUR in thousands)
Assets
Deposits with central bank	2,110,191	2,110,191	(4,598)	4,659	(5,071)	5,199
Securities purchased under agreements to resell	2,398,097	2,398,097	(3,458)	3,471	(1,731)	1,734
Interest bearing deposits with banks	2,272,043	2,270,151	(17,768)	18,826	(9,816)	10,107
Money market investments	367,653	367,653	(485)	492	(243)	245
Debt and equity trading assets	12,682,153	12,682,153	(103,801)	28,394	(50,343)	29,742
Derivative assets	325,013	325,013	135,751	(94,985)	69,228	(58,335)
Available-for-sale securities at fair value	4,155,066	4,155,066	(51,303)	46,658	(31,654)	29,101
Net loans	42,532,086	43,555,342	(255,002)	279,262	(200,235)	212,499

Total interest rate sensitive assets	66,842,302	67,863,666	(300,664)	286,777	(229,865)	230,292

Liabilities
Deposits	55,886,085	55,820,187	108,215	(109,353)	81,214	(85,410)
Securities sold under agreements to repurchase	3,037,503	3,037,503	4,188	(4,211)	2,133	(2,139)
Other borrowed funds	295,243	302,089	14,739	(15,219)	21,936	(23,016)
Derivative liabilities	423,685	423,685	(47,082)	72,683	(27,290)	30,723
Long term debt	4,445,565	4,412,288	77,527	(89,645)	66,340	(70,019)

Total interest rate sensitive liabilities	64,088,081	63,995,752	157,587	(145,745)	144,333	(149,861)

Total interest rate balance sheet sensitivity			(143,077)	141,032	(85,532)	80,431

	December 31, 2006		Market Value Change		Market Value Change
	Notional Value	Fair value	+100bps	-100bps	+50bps	-50bps
	(EUR in thousands)
Derivatives
Interest rate swaps	20,809,831	(83,535)	(161,185)	235,694	(90,559)	102,212
Cross-currency interest rate swaps	1,620,339	40,393	19,847	(4,009)	14,741	(6,691)
Foreign exchange swaps	5,231,321	(74,714)	80	(360)	70	(210)
Financial futures	6,911,016	23,647	213,307	(229,810)	108,620	(112,743)
Outright foreign exchange forwards	1,576,966	5,599	(257)	810	(178)	191
Options	4,143,857	(10,069)	16,877	(24,627)	9,244	(10,371)
Forward rate agreements	24,593	7	—	—	—	—

Total interest rate derivatives sensitivity			88,669	(22,302)	41,938	(27,612)

        The absolute market value change of our debt and equity trading assets in a 100 basis points parallel shift of the yield curve has increased from €103.8 million (upward shift) and €28.4 million (downward shift) to €104.5 million (upward shift) and €66.0 million (downward shift) in 2007 reflecting a higher level of interest rate risk.

        The absolute market value change of our available-for-sale securities in a 100 basis points parallel shift of the yield curve increased from €51.3 million (upward shift) and €46.7 million (downward shift) in 2006 to €73.7 million (upward shift) and €70 million (downward shift) in 2007, respectively, reflecting both an increase of our portfolio and higher levels of interest rate risk.

        The market value change of our loan portfolio in a 100 basis points parallel shift of the yield curve has increased from €255million (upward shift) and €279.3 million (downward shift) in 2006 to €478.7 million (upward shift) and €510.4 million (downward shift) in 2007, reflecting both an increase of our portfolio and higher levels of interest rate risk.

        On the liabilities side, the market value change of our deposits in a 100 basis points parallel shift of the yield curve remained stable from €108.2 million (upward shift) and €109.4 million (downward shift) in 2006 to €106.7 million (upward shift) and €107 million (downward shift) in 2007, despite the increase of our portfolio, reflecting lower interest rate risk.

        The absolute market value change of our derivatives portfolio in a 100 basis points parallel shift of the yield curve increased from €88.7 million (upward shift) and €22.3 million (downward shift) in 2006 to €163 million (upward shift) and €129.1 million (downward shift) in 2007.

Foreign currency exchange sensitivity analysis

        We deal in several currencies hence, a sensitivity analysis has been performed to show the effects that a simultaneous change of all currencies against the euro would have on our financial position.

        The foreign currency exchange sensitivity analysis below was performed based on the following assumptions:

Balance sheet items

  •
  For the fiscal year ended December 31, 2006 and 2007 all balance sheet items have been revalued assuming a 10% increase and a 10% decrease in the value of all currencies other than the euro and those currencies that are denominations of the euro against the euro.

  •
  All other variables, such as interest rates, were held constant.

	December 31, 2007		Market Value Change
	Carrying amount	Fair value	+10%	-10%
	(EUR in thousands)
Assets
Cash and due from banks	4,226,768	4,226,768	99,851	(81,696)
Deposits with central bank	2,372,145	2,372,145	68,664	(56,179)
Securities purchased under agreements to resell	1,415,688	1,415,688	26,147	(21,393)
Interest bearing deposits with banks	1,777,422	1,777,446	92,449	(75,670)
Money market investments	254,034	254,034	22,159	(18,130)
Debt and equity trading assets	12,371,326	12,371,326	70,533	(57,709)
Derivative assets	334,783	334,783	(82,537)	61,770
Available-for-sale securities at fair value	4,550,227	4,550,227	271,985	(222,533)
Net loans	54,427,540	54,943,425	1,583,646	(1,295,710)
Accrued interest receivable	843,675	843,675	29,356	(24,018)

Total foreign exchange sensitive assets	82,573,608	83,089,517	2,182,253	(1,791,268)

Liabilities
Deposits	66,872,882	66,822,922	(1,919,783)	1,570,731
Securities sold under agreements to repurchase	3,509,525	3,509,397	(20,417)	16,705
Derivative liabilities	1,071,806	1,071,806	379,494	(316,399)
Other borrowed funds	473,666	471,706	(48,478)	39,664
Long-term debt	5,425,319	5,321,106	(306,113)	250,456

Total foreign exchange sensitive liabilities	77,353,198	77,196,937	(1,915,297)	1,561,157

Total foreign exchange balance sheet sensitivity			266,956	(230,111)

	December 31, 2007		Market Value Change
	Notional Value	Fair value	+10%	-10%
	(EUR in thousands)
Derivatives
Interest rate swaps	23,472,991	(175,304)	(754)	691
Cross-currency interest rate swaps	3,224,585	(456,338)	(14,022)	12,749
Foreign exchange swaps	5,979,974	(164,900)	363,738	(328,810)
Financial futures	4,304,865	14,985	(57,765)	52,525
Outright foreign exchange forwards	1,244,970	11,917	(3,235)	2,930
Options	4,917,565	32,557	8,859	5,422
Forward rate agreements	79,380	60	136	(136)

Total foreign exchange derivatives sensitivity			296,957	(254,629)

	December 31, 2006		Market Value Change
	Carrying amount	Fair value	+10%	-10%
	(EUR in thousands)
Assets
Cash and due from banks	1,863,974	1,863,974	86,250	(70,568)
Deposits with central bank	2,110,191	2,110,191	51,721	(42,318)
Securities purchased under agreements to resell	2,398,097	2,398,097	1,354	(1,108)
Interest bearing deposits with banks	2,272,043	2,270,151	195,590	(160,028)
Money market investments	367,653	367,653	22,111	(18,091)
Debt and equity trading assets	12,682,153	12,682,153	36,482	(29,849)
Derivative assets	325,013	325,013	203,086	(192,557)
Available-for-sale securities at fair value	4,155,066	4,155,066	176,784	(144,642)
Net loans	42,532,086	43,555,342	1,030,828	(843,404)

Total foreign exchange sensitive assets	68,706,276	69,727,640	1,804,206	(1,502,565)

Liabilities
Deposits	55,886,085	55,820,187	(1,507,720)	1,233,589
Securities sold under agreements to repurchase	3,037,503	3,037,503	(8,401)	6,873
Derivative liabilities	423,685	423,685	527,250	(478,223)
Other borrowed funds	295,243	302,089	(32,582)	26,658
Long-term debt	4,445,565	4,412,288	(277,193)	226,794

Total foreign exchange sensitive liabilities	64,088,081	63,995,752	(1,298,646)	1,015,691

Total foreign exchange balance sheet sensitivity			505,560	(486,874)

	December 31, 2006		Market Value Change
	Notional Value	Fair value	+10%	-10%
	(EUR in thousands)
Derivatives
Interest rate swaps	20,809,831	(83,535)	(2,892)	2,629
Cross-currency interest rate swaps	1,620,339	40,393	113,995	(115,546)
Foreign exchange swaps	5,231,321	(74,714)	437,101	(395,475)
Financial futures	6,911,016	23,647	182,478	(165,892)
Outright foreign exchange forwards	1,576,966	5,599	1,184	(1,073)
Options	4,143,857	(10,069)	(1,530)	4,577
Forward rate agreements	24,593	7	—	—

Total foreign exchange derivatives sensitivity			730,336	(670,780)

ITEM 12   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        A.    On May 9, 2003, the General Meeting of Shareholders approved the increase in the Bank's share capital by €104,341,945.50 through capitalization of reserves, and the issuance of 23,187,099 new bonus shares to be distributed to the Bank's shareholders in proportion of one new share for every ten shares held as of the record date, May 30, 2003. Following the issuance of the bonus shares, the Bank's share capital is €1,147,761,382.50, represented by 255,058,085 fully-paid shares, nominal value €4.50 per share.

        On May 18, 2004, the Bank's shareholders at the General Meeting of Shareholders approved the increase in the Bank's share capital by €344,328,417 through capitalization of reserves and the issuance of 76,517,426 new bonus shares to be distributed to the Bank's shareholders in a proportion of three new share for every ten shares held as of the record date, June 10, 2004. Following the issuance of the bonus shares, on June 18, 2004, the Bank's share capital is €1,492,089,799.50, represented by 331,575,511 fully-paid shares, with nominal value €4.50 per share.

        By resolution adopted by the second repeat General Meeting of Shareholders on November 3, 2005, the Bank's share capital was increased by €123,585 thousand through the absorption of National Investment Company S.A., in compliance with the provisions of Article 16 of Law 2515/1997, in conjunction with the provisions of Articles 1-5 of Law 2166/1993 and Articles 68,69-77 of Greek Companies Act 2190/1920 and from capitalization of a part of the Bank's share premium account reserve, which was decided so that the nominal value of the total number of the Bank's shares increased to €4.80, subsequent to the merger by absorption of National Investment Company S.A.

        By resolution adopted by the second repeat General Meeting of Shareholders on February 3, 2006, the share capital was increased by €80,672 thousand through the absorption of National Real Estate, in compliance with the provisions of Article 16 of Law 2515/1997, in conjunction with the provisions of Articles 1-5 of Law 2166/1993 and Articles 68, 69-77 of Greek Companies Act 2190/1920 and from capitalization of a part of the Bank's share premium account reserve, which was decided so that the nominal value of the total number of the Bank's shares increased to €5, subsequent to the merger by absorption of National Real Estate. Thus, the Bank's share capital on March 31, 2006 increased to €1,696,347,060 and was divided into 339,269,412 shares, of a nominal value of €5 each.

        On June 1, 2006, the Bank's shareholders at the General Meeting of Shareholders approved the increase in the share capital of the Bank by €678,539 thousand, with payment in cash with pre-emptive rights in favor of existing shareholders, at a ratio of four new to ten old shares. The share capital increase was completed on July 7, 2006. A total of 135,707,764 new common registered shares were issued, of a nominal value of €5 and offer price of €22.11, chiefly for the purpose of the implementation of the acquisition of Finansbank.

        On November 29, 2006, the Board of Directors approved the issue of 2,992,620 share options under a stock options program approved by the repeat General Meeting of Shareholders on June 22, 2005 for the executive members of the Board of Directors, management and staff of the Group. On December 21, 2006, following the completion of the first exercise period of 15% of the share options that were vested immediately with the approval of the Board, a total of 310,043 shares were issued, of a nominal value of €5 and exercise price of €23.80.

        On May 25, 2007, the Bank's shareholders at the General Meeting of Shareholders approved the increase in the share capital of the Bank by €1,750,000 through capitalization of profits. A total of 350,000 common registered shares were issued, of a nominal value of €5. The newly issued shares were distributed to the personnel of the Bank as bonus shares.

        On November 1, 2007, the Board of Directors approved the issue of 496,500 share options under the stock options program approved by the repeat General Meeting of Shareholders on June 22, 2005. Furthermore, on November 1, 2007, the Board of Directors approved the issue of an additional 3,014,100 share options under the stock options program approved by the second repeat General Meeting of Shareholders on June 1, 2006. On December 20, 2007, following the completion of the exercise period of the share options that were vested with the approval of the Board of Directors, a total of 1,561,242 shares were issued, of a nominal value of €5.00 and exercise price of €23.80 for 1,157,667 shares and €23.00 for 403,575 shares.

        On April 17, 2008 the General Meeting of the shareholders approved the distribution of dividend of €1.4 per share with May 16, 2008 being the ex-dividend date. On May 15, 2008, the repeat General Meeting of Shareholders approved the distribution of the above dividend partly in the form of €0.40 cash dividend and partly in the form of shares, by issuing four new shares for every one hundred shares held as of May 15, 2008. Following this resolution, the Bank issued 19,067,838 new shares with a nominal value of €5 per share to existing shareholders without payment. Following the decision of distributing €1.00 as scrip dividend and this share capital increase, common stock increased by €95,339 thousand and the accumulated surplus decreased by €103,430 thousand, while share capital amounts to €2,481,331 thousand divided to 496,266,299 shares with a nominal value of €5.00 each.

        On May 16, 2008, the Board of Directors of the ATHEX approved for trading the 19,067,838 new common shares of the Bank derived from the above mentioned stock dividend with effective date May 23, 2008.

        On May 15, 2008, the second repeat General Meeting of Shareholders authorized the Board of Directors to increase the share capital of the Bank through the issue of common shares with a preemptive right in favor of old shareholders (pursuant to Article 13 of the Companies Act), within a period of three years from the date of this General Meeting of Shareholders resolution and up to the amount that corresponds to 50% of the Bank's paid up share capital.

        On May 15, 2008, the second repeat General Meeting of Shareholders approved the Bank's share capital increase for up to €1.5 billion through the issue of redeemable preference shares (pursuant to Article 17b of the Companies Act) with abolition of existing shareholders' preemptive right.

        The Bank's share capital as of December 31, 2007 amounted to €2,385,992 thousand divided into 477,198,461 shares of a nominal value of €5.00 each.

  B.
  Not applicable.

  C.
  Not applicable.

  D.
  Not applicable.

  E.
  Not applicable.

ITEM 15    CONTROLS AND PROCEDURES

(a)   Disclosure Controls and Procedures

        As of December 31, 2007, we performed an evaluation, under the supervision and with the participation of our management, including our Chairman and Chief Executive Officer, Deputy CEO, and Chief Financial Officer and Chief Operations Officer of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon that evaluation, the Chief Executive Officer, Deputy CEO, and Chief Financial Officer and Chief Operations Officer have concluded that our disclosure controls and procedures are effective in providing reasonable assurance that material financial and non-financial information required to be disclosed in this Annual Report is recorded, processed, summarized and reported in a timely manner and that it is accumulated and communicated to our management, including our Chairman and Chief Executive Officer, Deputy CEO, Chief Financial Officer and Chief Operating Officer, as appropriate, to allow timely decisions regarding required disclosure.

  Disclosure and Transparency Committee

        In June 2003, the Bank's Management established the Disclosure and Transparency Committee. The purpose of the committee is to monitor the accuracy and adequacy of the information included in public announcements, and generally, in any kind of publications made by the Bank, especially information submitted to the SEC.

        The following are members of the Disclosure and Transparency Committee:

  •
  Anthimos Thomopoulos (Chairman)

  •
  Petros Oikonomou

  •
  Alexandros Tourkolias

  •
  Agis Leopoulos

  •
  Alexandros Georgitsis

  •
  Petros Christodoulou

  •
  George Paschas

  •
  Michael Oratis

  •
  Paul Mylonas

  •
  Ioannis Kyriakopoulos

(b)   Management's Annual Report on Internal Control over Financial Reporting

        The management of the National Bank of Greece S.A. is responsible for establishing and maintaining adequate internal control over financial reporting for National Bank of Greece S.A. and its subsidiaries ("the Group").

        The Group's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Group's internal control over financial reporting includes those policies and procedures that:

  •
  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group;

  •
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Group, are being made only in accordance with authorizations of management and directors of the Group; and

  •
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Group's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Management assessed the effectiveness of the Group's internal control over financial reporting as of December 31, 2007, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (COSO). Based on that assessment, management concluded that, as of December 31, 2007, the Group's internal control over financial reporting is effective.

        Management's assessment of the effectiveness of the Group's internal control over financial reporting as of December 31, 2007, has been audited by Deloitte Hadjipavlou Sofianos & Cambanis S.A., an independent registered public accounting firm.

Dated May 27, 2008

Efstratios-Georgios (Takis) A. Arapoglou Efstratios-Georgios (Takis) A. Arapoglou Chairman and Chief Executive Officer
Ioannis G. Pechlivanidis Ioannis G. Pechlivanidis Vice-Chairman and Deputy Chief Executive Officer
Anthimos Thomopoulos Anthimos Thomopoulos Chief Financial Officer and Chief Operations Officer

(c)   Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
National Bank of Greece S.A. and subsidiaries
Athens, Greece

        We have audited the internal control over financial reporting of National Bank of Greece S.A. and subsidiaries (the "Group") as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

        In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Group. Our report dated May 27, 2008 expressed an unqualified opinion on those financial statements and included an explanatory paragraph relating to the translation of Euro amounts into U.S. dollar amounts for the convenience of the readers in the United States in accordance with Note 2 of such consolidated financial statements.

Deloitte Hadjipavlou Sofianos & Cambanis S.A.
Athens, Greece
May 27, 2008

(d)   Changes in Internal Control over Financial Reporting

        During the year ended December 31, 2007, there have been no changes in our internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A    AUDIT COMMITTEE FINANCIAL EXPERT

        On May 18, 2004, the Bank's Board of Directors appointed Mr. Stefanos Pantzopoulos, an independent non-executive member of the Board, as the Audit Committee Financial Expert. Mr. Pantzopoulos is independent, as that term is defined in the New York Stock Exchange's manual for listed companies. Mr. Pantzopoulos holds a degree in economics, was in public accounting service in

Greece and abroad for more than 35 years and has served as Chairman and Managing Partner of the Greek practice of Arthur Andersen from 1977 to 1998. During that time, Mr. Pantzopoulos was actively involved in the supervision of the audit (in accordance with U.S. GAAP) of the accounts of a large number of subsidiary companies, affiliated companies and branches in Greece of U.S.-based companies. In addition, Mr. Pantzopoulos has served as member of the Supervisory Board of the Greek Certified Public Accountants' Association from 1992 to 2000. Mr. Pantzopoulos has also served as member of the Board of Directors of the Hellenic-American Chamber of Commerce for a number of years. Mr. Pantzopoulos was reappointed by the Bank's Board of Directors as the Audit Committee's Financial Expert on May 25, 2007.

ITEM 16B    CODE OF ETHICS

        The Bank's Board of Directors approved a Code of Ethics for Financial Professionals on February 12, 2004, which covers all Group companies. The Code of Ethics for Financial Professionals covers the activities of the Executive Members of the Board of Directors of each Group entity, the Chief Executive Officer and Chief Financial Officer of each Group company as well as all persons responsible for the preparation of financial statements and those dealing with investor relations. The Code of Ethics for Financial Professionals, among other matters, includes provisions for compliance with applicable rules and regulations, demonstrating personal integrity, engaging in honest and ethical conduct, and ensuring that public communications by the Bank are complete, accurate, timely and understandable. A copy of the Code of Ethics for Financial Professionals has been posted on the Bank's website: www.nbg.gr.

        Further, our Board of Directors approved a Group Code of Ethics (the "Code of Ethics") on November 26, 2006. All Group companies either adopted the Code of Ethics or adjusted any existing ethics code to agree to the Group Code of Ethics. The Code of Ethics was sent to each Group employee in early 2007. It appropriately covers issues relating to employee integrity, professionalism and conflict of interests, ethical behavior, business conduct with third parties and compliance with rules and regulations. A copy of the Group Code of Ethics is available on the Bank's website: www.nbg.gr.

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Deloitte Hadjipavlou Sofianos & Cambanis S.A. has served as our principal independent public accountant for each of the past two years ended December 31, 2006 and 2007. The following table presents the aggregate fees for professional audit services and other services rendered by the Group's principal accounting firm Deloitte Hadjipavlou Sofianos & Cambanis S.A., the other member firms of Deloitte Hadjipavlou Sofianos & Cambanis S.A., and their respective affiliates (collectively, "Deloitte").

	Year ended December 31,
Fees by category	2006	2007
	(EUR in thousands)
Audit fees	7,228	6,248
Audit-related fees	296	345
Tax fees	48	166
All other fees	16	9

Total	7,588	6,768

Audit Fees

        Fees billed for audit services for the years ended December 31, 2006 and 2007 consisted primarily of the audit of the Group's consolidated U.S. GAAP Financial Statements, the audit of statutory and subsidiary financial statements and of services provided for compliance with the Sarbanes-Oxley Act requirements.

Audit-Related Fees

        Fees billed for audit related services for the year ended December 31, 2006 and 2007 consisted primarily of other audit and attest services and system and application control reviews.

Tax Fees

        Fees billed for tax services for the years ended December 31, 2006 and 2007 consisted primarily of tax compliance, advisory, and planning services and preparation of tax returns.

All other Fees

        In 2006 and 2007, other audit fees related to various advisory services.

        The Audit Committee has implemented a policy as of May 6, 2003 to approve, on a case-by-case basis, all audit-related services, tax services, and other services in accordance with the rules and regulations concerning auditor independence promulgated by the SEC to implement the Sarbanes-Oxley Act of 2002. Following its decision on January 30, 2006, the Audit Committee has adopted pre- approval guidelines for all allowable non-audit services to be offered by the Group's statutory auditors for which the fee is not higher than the equivalent of €20,000, as well as for services to NBG Private Equity Ltd regarding the performance of standard agreed upon procedures to audit the exit calculations of Fund investments. These services may be approved by the Chief Financial Officer and the Audit Committee's approval is obtained at the next Audit Committee meeting. All other allowable audit and non-audit services to be offered by the Group's statutory auditors are approved, on a case-by-case basis, in accordance with the rules and regulations concerning auditor independence promulgated by the SEC to implement the Sarbanes-Oxley Act of 2002.

        All "Audit fees", "Audit related fees" and "Tax fees" for 2006 and 2007 were specifically approved by the Audit Committee.

ITEM 16D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        On May 18, 2004, the General Meeting of Shareholders approved the Bank's share buy-back program, on the basis of article 16, paragraph 5 et seq. of Greek Companies Act 2190/1920, which permitted the Bank to purchase up to 5% of paid-up capital, during the period June 15, 2004 to April 30, 2005, at a price per share ranging from a minimum of €4.50 to a maximum of €26.92.

        On May 17, 2005, the General Meeting of Shareholders renewed the share buy-back program that had just expired with a new effective date of June 1, 2005, and expiration date of May 31, 2006 at a price per share ranging from a minimum of €4.50 to a maximum of €37.00.

        On April 27, 2006, the General Meeting of Shareholders approved a share buy-back program in accordance with article 16 par. 5 et seq. of of Greek Companies Act 2190/1920, which permitted the Bank to purchase up to 10% of the aggregate amount of the shares of the Bank with a minimum purchase price of €5 and a maximum of €60 per share for the time period between May 2, 2006 and April 27, 2007.

        On May 25, 2007, the General Meeting of Shareholders approved a share buy-back program in accordance with article 16 par. 5 et seq. of Greek Companies Act 2190/1920, which permitted the Bank to purchase up to 10% of the aggregate amount of the shares of the Bank with a minimum purchase price of €5 and a maximum of €60 per share for the time period between June 1, 2007 and May 24, 2008.

        On February 5, 2008, the Board of Directors approved the purchase of up to 20,000,000 of its own shares at a minimum price of €5 per share and a maximum price of €60 per share, for the period from February 8, 2008 to May 24, 2008.

        On April 17, 2008, the General Meeting of Shareholders approved a share buy-back program in accordance with article 16 par. 5 et seq. of Greek Companies Act 2190/1920, which permits the Bank to purchase up to 10% of the aggregate amount of shares of the Bank with a minimum purchase price of €5 and a maximum of €60 per share for the time period between May 25, 2008 through May 24, 2009.

        During 2007, the Bank purchased 950,610 shares at an average price of €40.60 and sold on May 16, 2007 583,110 shares for an average price of €36.84. Thus, the July 2007 purchase of 307,500 shares did not surpass the maximum number of shares that the Bank is permitted to buy under the program. As at December 31, 2007, the Bank held 502,500 own shares. All purchases and disposals were made in market transactions effected on the ATHEX. No purchases were made other than in accordance with our buy-back program.

        Pursuant to the buy-back program, for the year ended December 31, 2007, the Bank purchased shares as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share (in EUR)	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Number of Shares that May Yet Be Purchased Under the Programs
January 1 to January 31	110,000	36.02	110,000	47,283,722
February 1 to February 28	45,000	39.63	45,000	47,238,722
March 1 to March 31	258,110	38.27	258,110	46,980,612
April 1 to April 30	35,000	39.06	35,000	46,945,612
May 1 to May 31	—	—	—	47,528,722
June 1 to June 30	—	—	—	47,528,722
July 1 to July 31	307,500	43.61	307,500	47,221,222
August 1 to August 31	145,000	41.19	145,000	47,076,222
September 1 to September 30	—	—	—	47,076,222
October 1 to October 31	—	—	—	47,076,222
November 1 to November 30	50,000	44.37	50,000	47,061,222
December 1 to December 31	—	—	—	47,061,222

Total	950,610	—	950,610

PART III

ITEM 17    FINANCIAL STATEMENTS

        Please see Item 18.

ITEM 18    FINANCIAL STATEMENTS

        See our consolidated financial statements and the notes thereto beginning on page F-1, which we incorporate herein by reference.

ITEM 19    EXHIBITS

Exhibit Number	Description of Exhibits
1	An English translation of the Articles of Association of the Bank, as amended with effect from May 16, 2008.
4.1
Share Purchase Agreement, dated April 3, 2006, as amended and restated, by and between National Bank of Greece S.A. and Fiba Holding A.S., Fina Holding A.S., Girisim Factoring A.S. and Fiba Factoring Hizmetleri A.S.(1)
4.2	Shareholders' Agreement, dated August 18, 2006, by and between National Bank of Greece S.A. and Fiba Holding A.S., Girisim Factoring A.S. and Fiba Factoring Hizmetleri A.S.(1)
8	Subsidiaries of the Bank.
12.1
Certification of the Chairman and Chief Executive Officer, the Deputy Chief Executive Officer and the Chief Financial Officer and Chief Operations Officer pursuant to Rule 13(a)-14(a) of the Securities Exchange Act of 1934.
13.1
Certification of Chairman and Chief Executive Officer, Deputy Chief Executive Officer and Chief Financial Officer and Chief Operations Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)
Incorporated by reference to the Bank's Annual Report on Form 20-F for the year ended December 31, 2006, filed on July 2, 2007.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for this filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NATIONAL BANK OF GREECE S.A. (Registrant)
By:	/s/ TAKIS ARAPOGLOU Name: Takis Arapoglou Title: Chairman and Chief Executive Officer

Date: May 27, 2008

National Bank of Greece S.A. and Subsidiaries

Consolidated Financial Statements as of December 31, 2006 and 2007 and for the Years Ended December 31, 2005, 2006 and 2007 and Report of Independent Registered Certified Public Accounting Firm

National Bank of Greece S.A. and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
National Bank of Greece S.A. and subsidiaries
Athens, Greece

        We have audited the accompanying consolidated balance sheets of National Bank of Greece S.A. and subsidiaries (the "Group") as of December 31, 2007 and 2006, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of National Bank of Greece S.A. and subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

        Our audits also comprehended the translation of the Euro amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such US dollar amounts are presented solely for the convenience of the readers in the United States.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 27, 2008 expressed an unqualified opinion on the Group's internal control over financial reporting.

Deloitte Hadjipavlou Sofianos & Cambanis S.A.
Athens, Greece
May 27, 2008

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2006	2007	2007
		(EUR in thousands)	(EUR in thousands)	(USD in thousands) (Note 2)
ASSETS
Cash and due from banks	5	1,863,974	4,226,768	6,580,676
Deposits with Central Bank	6	2,110,191	2,372,145	3,693,204
Securities purchased under agreements to resell	7	2,398,097	1,415,688	2,204,092
Interest bearing deposits with banks	8	2,272,043	1,777,422	2,767,277
Money market investments	9	367,653	254,034	395,507
Trading assets (includes EUR 1,436,025 thousand and EUR 1,899,623 thousand in 2006 and 2007 respectively, pledged as collateral)	10	7,374,207	6,678,634	10,397,998
Financial instruments marked to market through the profit and loss	11	5,307,946	5,692,692	8,862,980
Derivative assets	12	325,013	334,783	521,225
Available-for-sale securities, at fair value (includes EUR 1,022,643 thousand and EUR 1,239,729 thousand in 2006 and 2007 respectively, pledged as collateral)	13	4,155,066	4,550,227	7,084,271
Equity method investments	14	234,570	75,707	117,869
Loans	15	43,756,843	55,560,492	86,502,401
Less: Allowance for loan losses		(1,224,757)	(1,132,952)	(1,763,898)

Net loans		42,532,086	54,427,540	84,738,503

Goodwill	16	2,349,677	3,765,404	5,862,376
Software and other intangibles	16	209,819	432,089	672,721
Premises and equipment, net	17	950,562	1,016,402	1,582,441
Accrued interest receivable		700,660	843,675	1,313,522
Other assets	18	2,562,174	3,025,241	4,710,012
Assets classified as held for sale	19	—	72,197	112,404

TOTAL ASSETS		75,713,738	90,960,648	141,617,078

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

		As of December 31,
	Note	2006	2007	2007
		(EUR in thousands)	(EUR in thousands)	(USD in thousands) (Note 2)
LIABILITIES AND SHAREHOLDERS' EQUITY
Interest bearing deposits	21	49,619,832	61,262,356	95,379,661
Non-interest bearing deposits	21	6,266,253	5,610,526	8,735,055

Total deposits		55,886,085	66,872,882	104,114,716

Securities sold under agreements to repurchase	22	3,037,503	3,509,525	5,463,997
Derivative liabilities	12	423,685	1,071,806	1,668,700
Other borrowed funds	23	295,243	473,666	737,453
Accounts payable, accrued expenses and other liabilities	24	3,464,889	3,978,000	6,193,368
Insurance reserves	25	1,733,566	1,924,299	2,995,950
Long-term debt	26	4,445,565	5,425,319	8,446,706
Liabilities classified as held-for-sale	19	—	11,468	17,855

Total liabilities		69,286,536	83,266,965	129,638,745

Minority interests		788,645	774,653	1,206,061
SHAREHOLDERS' EQUITY:
Common stock, par value of EUR 5.00 in 2006 and in 2007 (shares authorized, issued and outstanding: 475,287,219 and 477,198,461 at 2006 and 2007 respectively)		2,376,436	2,385,992	3,714,763
Additional paid-in capital	33	2,413,066	2,488,919	3,875,010
Accumulated surplus		924,616	1,794,660	2,794,115
Accumulated other comprehensive (loss)/income	40	(48,735)	271,060	422,015
Treasury stock, at cost (882,560 and 502,500 shares at 2006 and 2007 respectively)		(26,826)	(21,601)	(33,631)

Total shareholders' equity		5,638,557	6,919,030	10,772,272

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		75,713,738	90,960,648	141,617,078

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

		Year ended December 31,
	Note	2005	2006	2007	2007
		(EUR in thousands)			(USD in thousands) (Note 2)
Interest Income:
Loans		1,591,972	2,373,241	4,175,316	6,500,570
Securities available-for-sale		92,843	185,003	372,358	579,726
Securities held-to-maturity		1,953	—	—	—
Trading assets		374,868	480,902	517,348	805,462
Securities purchased under agreements to resell		108,673	111,378	121,226	188,737
Interest-bearing deposits with banks		199,607	285,920	306,182	476,696
Other		20,472	66,330	113,810	177,191

Total interest income		2,390,388	3,502,774	5,606,240	8,728,382

Interest Expense:
Deposits		598,705	1,105,197	2,032,004	3,163,637
Securities sold under agreements to repurchase	22	141,889	126,903	258,657	402,704
Other borrowed funds	23	4,595	18,992	55,736	86,776
Long-term debt	26	87,240	144,445	270,267	420,780
Other		4,692	6,882	3,220	5,013

Total interest expense		837,121	1,402,419	2,619,884	4,078,910

Net interest income before provision for loan losses		1,553,267	2,100,355	2,986,356	4,649,472
Provision for loan losses	15	(225,013)	(261,603)	(190,755)	(296,987)

Net interest income after provision for loan loss		1,328,254	1,838,752	2,795,601	4,352,485

Non-Interest Income:
Credit card fees		79,675	126,981	209,105	325,557
Service charges on deposit accounts		38,218	40,941	43,121	67,135
Other fees and commissions	28	369,730	457,269	626,485	975,378
Net trading profit/(loss)		5,933	6,369	(97,693)	(152,099)
Net realized gains on sales of available-for-sale securities	13	119,523	116,872	129,816	202,111
Equity in earnings of investees and realized gains on disposal	14	36,823	26,890	159,536	248,382
Other	29	816,871	981,961	1,077,510	1,677,581

Total non-interest income		1,466,773	1,757,283	2,147,880	3,344,045

Non-interest Expense:
Salaries		615,803	770,644	1,105,003	1,720,385
Employee benefits		260,898	228,227	279,283	434,817
Voluntary early retirement schemes		16,667	38,603	35,806	55,747
Occupancy expenses		49,484	61,966	80,528	125,374
Equipment expenses		19,327	37,475	42,564	66,268
Depreciation of premises and equipment		60,209	74,276	91,576	142,575
Amortization of intangible assets		23,898	24,404	48,235	75,097
Impairment of goodwill		16,162	52,860	11,224	17,475
Deposit insurance premium		15,976	17,854	29,558	46,019
Minority interests, net of tax		40,625	96,150	65,007	101,210
Other	30	916,281	1,179,000	1,524,415	2,373,369

Total non-interest expense		2,035,330	2,581,459	3,313,199	5,158,336

Income from continuing operations before income tax expense		759,697	1,014,576	1,630,282	2,538,194
Income tax expense	31	(232,786)	(214,699)	(311,491)	(484,962)

Income from continuing operations net of tax		526,911	799,877	1,318,791	2,053,232

Discontinued operations	19	46,773	69,326	—	—
Income tax expense		(18,490)	(11,139)	—	—
Income from discontinued operations net of tax		28,283	58,187	—	—

NET INCOME (carried forward)		555,194	858,064	1,318,791	2,053,232

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Continued)

		Year ended December 31,
	Note	2005	2006	2007	2007
		(EUR in thousands)			(USD in thousands) (Note 2)
NET INCOME (brought forward)		555,194	858,064	1,318,791	2,053,232
Other comprehensive income, net of tax:
Foreign currency translation adjustments	40	24,520	(2,103)	315,070	490,534
Net unrealized holding (losses)/gains on available-for-sale securities:
Net unrealized holding gains during the period (net of tax expense of: EUR 12,604 thousand in 2005, EUR 9,320 thousand in 2006 and EUR 15,820 thousand in 2007)		53,226	36,227	52,774	82,164
Less: reclassification adjustment for net gains included in net income (net of tax expense of: EUR 38,015 thousand in 2005, EUR 18,433 thousand in 2006 and EUR 29,170 thousand in 2007)		(81,005)	(46,433)	(91,055)	(141,764)
Pension (liability)/asset (net of tax expense/(benefit)) of EUR (144) thousand in 2005, EUR 76 thousand in 2006 and EUR 9,369 thousand in 2007	38	(9,611)	18,589	43,006	66,956

Total other comprehensive income, net of tax		(12,870)	6,280	319,795	497,890

COMPREHENSIVE INCOME		542,324	864,344	1,638,586	2,551,122

EARNINGS PER SHARE
Basic EPS—Income from continuing operations	34	1.44	1.83	2.67	4.16
Basic EPS—Net income	34	1.52	1.97	2.67	4.16
Diluted EPS—Income from continuing operations	34	1.44	1.83	2.66	4.15
Diluted EPS—Net income	34	1.52	1.97	2.66	4.15
CASH DIVIDENDS DECLARED PER SHARE		0.60	1.00	1.00	1.56

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

		Year ended December 31,
	Note	2005	2006	2007	2007
		(EUR in thousands)	(EUR in thousands)	(EUR in thousands)	(USD in thousands) (Note 2)
Common Stock:
Balance at beginning of year (331,575,511, 336,599,045 and 475,287,219 shares at 2005, 2006 and 2007 respectively)		1,492,090	1,615,675	2,376,436	3,699,885
Issuance of 5,023,534 shares in 2005 to acquire 100% interest in National Investment Company		22,606	—	—	—
Capitalisation of additional paid in capital to raise par value of shares from EUR 4.50 to EUR 4.80		100,979	—	—	—
Issuance of 2,670,367 shares in 2006 to acquire 100% interest in National Real Estate		—	12,818	—	—
Capitalisation of additional paid in capital to raise par value of shares from EUR 4.80 to EUR 5.00		—	67,854	—	—
Issuance of 135,707,764 shares in 2006 through a rights issue		—	678,539	—	—
Share options exercised (310,043 shares in 2006 and 1,561,242 shares in 2007)		—	1,550	7,806	12,153
Capitalisation of accumulated Surplus in 2007 (350,000 shares)		—	—	1,750	2,725

Balance at end of year (336,599,045, 475,287,219 and 477,198,461 shares at 2005, 2006 and 2007 respectively)		1,615,675	2,376,436	2,385,992	3,714,763

Additional Paid-in Capital:
Balance at beginning of year		19,975	139,892	2,413,066	3,756,915
Issuance of shares to acquire 100% interest in National Investment Company (Ethnex)	33	139,835	—	—	—
Issuance of shares to acquire 100% interest in National Real Estate Company (Ethnak)	33	—	69,430	—	—
Capitalization of additional paid-in capital		(100,979)	(67,854)	—	—
Issuance of 135,707,764 shares in 2006 through a rights issue of EUR 2,321,960 net of tax expenses of EUR (64,063)		—	2,257,897	—	—
Share options exercised (310,043 shares above par of EUR 18.8 each in 2006 and 1,561,242 shares above par of EUR 18.6 each in 2007)		—	5,829	29,028	45,194
Share based payments		—	6,383	33,793	52,612
Gain on sales of treasury stock (net of tax expense of EUR 18,126 thousand, EUR 289 thousand and EUR 2,906 thousand in 2005, 2006 and 2007, respectively)		76,350	813	12,353	19,232
Treasury stock dividends paid to subsidiaries		4,711	676	679	1,057

Balance at end of year		139,892	2,413,066	2,488,919	3,875,010

Accumulated Surplus:
Balance at beginning of year		259,429	616,663	924,616	1,439,539
Net income		555,194	858,064	1,318,791	2,053,233
Dividends		(197,960)	(550,111)	(446,997)	(695,932)
Capitalisation of accumulated Surplus in 2007 (350,000 shares)		—	—	(1,750)	(2,725)

Balance at end of year		616,663	924,616	1,794,660	2,794,115

Accumulated Other Comprehensive Income/(Loss)—net of tax:
Balance at beginning of year		15,192	2,322	(48,735)	(75,875)
Net change in fair value of securities available-for-sale		(27,779)	(10,206)	(38,281)	(59,600)
Foreign currency translation adjustments		24,520	(2,103)	315,070	490,534
Pension liability		(9,611)	(38,748)	43,006	66,956

Balance at end of year		2,322	(48,735)	271,060	422,015

Treasury Stock, at Cost:
Balance at beginning of year (9,401,899, 40,133 and 882,560 shares at 2005, 2006 and 2007 respectively)		(210,128)	(1,104)	(26,826)	(41,766)
Sale of treasury stock (10,251,461, 2,077,220 and 4,378,385 shares during 2005, 2006 and 2007 respectively)		235,591	71,621	174,924	272,340
Purchase of treasury stock (889,695, 1,947,299 and 3,993,215 shares during 2005, 2006 and 2007 respectively)		(26,567)	(68,725)	(169,497)	(263,891)
Acquisition of subsidiary (5,110 shares)		—	—	(202)	(314)
318,521 allotted shares from the issuance of 135,707,764 shares in 2006 through a rights issue of EUR 2,321,960		—	(7,042)	—	—
Conversion of National Real Estate shares due to merger with the Bank (653,827 shares)		—	(21,576)	—	—
Balance at end of year (40,133, 882,560 and 502,500 shares at 2005, 2006 and 2007 respectively)		(1,104)	(26,826)	(21,601)	(33,631)

Total shareholders' equity		2,373,448	5,638,557	6,919,030	10,772,272

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2005	2006	2007	2007
	(EUR in thousands)	(EUR in thousands)	(EUR in thousands)	(USD in thousands) (Note 2)
Cash flows from Operating Activities:
Net income from continuing operations	526,911	799,877	1,318,791	2,053,232
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Provision for loan losses	225,013	261,603	190,755	296,987
Net gain on sale of premises and foreclosed assets	(35,035)	(74,686)	(70,086)	(109,117)
Net realized gain on sales of available-for-sale securities	(119,523)	(116,872)	(129,816)	(202,111)
Net realized loss/(gain) on sales of subsidiaries	3,883	(3,318)	—	—
Equity in earnings of equity method investees	(36,823)	(26,890)	(28,603)	(44,532)
Depreciation of premises and equipment	60,209	74,276	91,576	142,575
Amortization of intangible assets	23,899	24,404	48,235	75,097
Impairment of tangibles		379	—	—
Impairment of goodwill	16,162	52,860	11,224	17,475
Share based payments	—	6,383	33,793	52,612
Pension liability	(9,611)	(44,469)	48,376	75,317
Provision for deferred income taxes	64,600	(97,813)	79,350	123,540
Profit on the disposal of equity investments	(193)	(926)	(130,914)	(203,821)
Changes in assets and liabilities
Trading assets and derivative instruments	(3,202,390)	1,198,927	974,342	1,516,958
Accrued interest receivable	41,314	(43,615)	(143,015)	(222,661)
Other assets	(121,069)	(6,858)	(378,317)	(589,004)
Accounts payable, accrued expenses and other liabilities	750,390	(182,191)	419,667	653,383
Insurance reserves	23,953	196,438	190,733	296,954

Cash flows provided by/(used in) operating activities from continuing operations	(1,788,310)	2,017,509	2,526,091	3,932,884
Cash flows provided by/(used in) operating activities from discontinued operations	48,878	(2,297)	—	—
Cash Flows from Investing Activities
Activities in available-for-sale securities:
Purchases	(4,687,219)	(8,212,968)	(14,723,293)	(22,922,766)
Sales proceeds	3,535,933	8,036,256	14,319,322	22,293,820
Maturities, prepayments and calls	931,210	130,341	82,646	128,672
Activities in held-to-maturity securities:
Maturities, prepayments and calls	20,867	20,867	—	—
Purchases	(41,734)	—	—	—
Acquisition of subsidiary companies net of cash acquired and increase of controlling interest	(34,042)	(2,468,412)	(1,780,310)	(2,771,773)
Sale of subsidiaries		314,850	1,678	2,612
Purchases of premises and equipment	(117,669)	(153,079)	(217,997)	(339,401)
Proceeds from sales of premises and equipment	104,154	148,743	98,744	153,735
Net proceeds from disposals, acquisitions and dividends received from equity investments	5,733	18,192	323,762	504,067
Net cash provided by (used in):
Deposits with central bank	(793,615)	(354,129)	(261,954)	(407,837)
Loan origination and principal collections	(4,980,924)	(7,215,039)	(12,142,642)	(18,904,939)
Securities purchased under agreements to resell	1,277,725	112,750	1,009,112	1,571,091
Interest bearing deposits with banks	3,520,482	1,767,392	522,056	812,792
Money market investments	(29,050)	(122,137)	113,619	176,894
Other	—	(385)	(93,165)	(145,049)

Cash flows used in investing activities from continuing operations	(1,288,149)	(7,976,758)	(12,748,422)	(19,848,082)
Cash flows provided by/(used in) investing activities from discontinued operations	(72,821)	824	—	—

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Year ended December 31,
	2005	2006	2007	2007
	(EUR in thousands)	(EUR in thousands)	(EUR in thousands)	(USD in thousands) (Note 2)
Cash flows from Financing Activities:
Proceeds from issuance of long-term debt	513,220	2,224,462	2,725,366	4,243,136
Principal repayments and retirements of long-term debt	(9,526)	(1,185,287)	(1,752,384)	(2,728,295)
Proceeds from issuance of common stock	—	3,000,836	36,834	57,347
Treasury stock purchased	(26,567)	(68,725)	(169,497)	(263,891)
Proceeds from sales of treasury stock	331,022	72,793	190,183	296,097
Other	36,344	(92,288)	379,469	590,797
Dividends paid	(193,248)	(338,558)	(474,608)	(738,920)
Net cash provided by/(used in):
Deposits	6,570,907	3,901,568	10,948,335	17,045,519
Securities sold under agreements to repurchase	(3,402,190)	170,981	472,022	734,893
Other borrowed funds	131,056	(1,429,909)	180,687	281,312

Cash flows provided by/(used in) financing activities from continuing operations	3,951,018	6,255,873	12,536,407	19,517,995
Cash flows provided by/(used in) financing activities from discontinued operations	(4,608)	—	—	—
Effect of exchange rate change on cash and due from banks	13,470	5,937	48,732	75,871
Net increase in cash and due from banks	859,478	301,088	2,362,808	3,678,668
Cash and due from banks at beginning of year	703,408	1,562,886	1,863,974	2,902,030

Cash and due from banks at end of year	1,562,886	1,863,974	4,226,782	6,580,698
Cash and due from banks at end of year (discontinued operations)	(51,914)	—	(14)	(22)

Cash and due from banks from continuing operations at end of year	1,510,972	1,863,974	4,226,768	6,580,676

Supplemental Disclosure of Cash Flow Information:
Cash paid for:
Income taxes	154,445	294,538	185,782	289,245
Interest	848,385	1,274,206	2,370,656	3,690,886
Supplemental schedule of non cash investing and financing activities:
Issuance of common stock to effect the capitalization of additional paid-in capital	100,979	67,854	—	—

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:    ORGANIZATION

        The National Bank of Greece S.A. (the "Bank") was incorporated in the Hellenic Republic in 1841. The National Bank of Greece S.A. and subsidiaries (the "Group") is involved in diversified financial services activities including retail and commercial banking, global investment management, investment banking, insurance, investment activities and securities trading. The Group's non-financial service activities include hotels, warehouse management and real estate investments. The Group operates primarily in Greece, but also has operations in South East Europe, Turkey and Africa.

NOTE 2:    REPORTING CURRENCY AND TRANSLATION INTO US DOLLARS

        Financial statements for the Group as of December 31, 2007, are expressed in Euro (EUR). The translation of EUR amounts into US dollar amounts is presented solely for the convenience of the reader and should not be construed as representations that the amounts stated in EUR have been or could have been or could be now or at any time in the future converted into US dollars at this or any other rate of exchange. The exchange rate used for the purpose of this disclosure is the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs by the Federal Reserve Bank of New York on April 30, 2008 which was EUR 0.6423 to USD 1.00 (EUR 0.6793 to USD 1.00 on December 31, 2007).

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The following is a summary of the significant accounting policies followed by the Group in preparing these financial statements.

        Principles of consolidation—The consolidated financial statements of the Group include the accounts of the Bank and its direct and indirect subsidiaries. The Bank's subsidiaries are entities in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control, for entities in which the equity holders have substantive voting interests. Effective December 31, 2003, the Group also consolidates variable interest entities (VIEs) where the Group is the primary beneficiary in accordance with Financial Accounting Standards Board ("FASB") Interpretation (FIN) No. 46 "Consolidation of Variable Interest Entities an interpretation of ARB No 51" ("FIN 46"), as revised. The effects of inter-company transactions and balances have been eliminated.

        Options over minority interest which are not free standing are disclosed in note 4.

        The excess of the cost of acquisition of the investments and the Group's equity in the investees underlying net assets represents purchased goodwill. Equity method investment goodwill is not amortized but all equity investments are reviewed for impairment annually.

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

        Foreign currency translation—Assets, liabilities and operations of foreign branches and subsidiaries are recorded based on the functional currency of each entity. The functional currency is the local currency for the majority of the foreign operations. The assets, liabilities and equity are translated, for consolidation purposes, from the other local currencies to the reporting currency, EUR, at current

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

exchange rates. The resulting gains or losses are reported as a component of other comprehensive income and losses within shareholder's equity. Transactions executed in other than local currencies are first translated into the local reporting currency. Any related currency exchange adjustments are included in income prior to any translation.

        Statement of cash flows—For purposes of the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and due from banks".

        Securities: Trading, Available-for-Sale ("AFS"), Held-to-Maturity ("HTM"), Money market investments—Debt securities are classified as trading, available for sale or held to maturity, based on management's intention on the date of purchase. Equity securities are classified as trading or available for sale. Debt securities which management has the positive intent and ability to hold to maturity are classified as held-to-maturity and are reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of resale in the near term are classified as trading instruments and are stated at fair value with realized and unrealized gains and losses included in net trading profit or loss. All other debt and equity securities are classified as available for sale and carried at fair value with net unrealized gains and losses included in accumulated other comprehensive income on a net of tax basis. Interest and dividends on securities, including amortization of premiums and accretion of discounts are included in interest income.

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

        Money market investments include treasury bills that are held for short term liquidity management purposes and whose fair value approximates their carrying amount.

        Equity method investments—Equity investments in which the Group exercises significant influence but does not control, are initially recorded at cost and the carrying amount of the investments is adjusted to recognize the Group's share of the earnings or losses of investees after the date of acquisition. The amount of the adjustment, after elimination of any intercompany gains and losses and impairment of goodwill, if any, is included in the determination of the Group's net income. Dividends received by the Group from its equity method investments reduce the carrying amount of those investments.

        Loans and leases—Loans are included at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans or unamortized premiums or discounts on purchased loans. Interest income is accrued on the unpaid principal balance. Discounts and premiums are amortized to income using the interest rate method.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Loans include aggregate rentals on lease financing transactions and residual values net of related unearned income. Lease financing transactions represent direct financing leases. Unearned income is amortized under a method that results in an approximate level rate of return when related to the unrecovered lease investment.

        Loans acquired in a purchase business combination with evidence of credit quality deterioration since origination, for which it is probable at purchase that the Group will be unable to collect all contractually required payments are accounted for under AICPA Statement of Position 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer" (SOP 03-3). SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans acquired in a transfer if those differences are attributable, at least in part, to credit quality. SOP 03-3 requires impaired loans to be recorded at fair value and prohibits "carrying over" or the creation of valuation allowances in the initial accounting of loans acquired in a transfer that are within the scope of this SOP. Under SOP 03-3, the excess of cash flows expected at purchase over the purchase price allocated, is recorded as interest income over the life of the loan.

        Non-accruing loans—In general, the accrual of interest on commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in process of collection. Residential real estate loans are typically placed on non-accrual at the time the loan is 180 days delinquent in Greece and 90 days abroad. Credit card loans, other unsecured personal credit lines and certain consumer finance loans are typically placed on non-accrual basis no later than the date upon which they become 100 days delinquent. In all cases, loans are placed on non-accrual, or written-off at an earlier date, if collection of principal or interest is considered doubtful. All interest accrued but not collected for loans that are placed on non-accrual or written-off is reversed against interest income.

        The interest on these loans is accounted for on the cash-basis, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 118 Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures ("SFAS 118"), until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are reasonably assured of repayment within a reasonable time frame and when the borrower has demonstrated payment performance of cash or equivalents for a minimum of six months.

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

        The Group performs periodic and systematic detailed reviews of its lending portfolios to identify inherent risks and to assess the overall collectability of those portfolios. The allowance on certain homogeneous loan portfolios, which generally consist of consumer and mortgage loans, is based on aggregated portfolios of homogeneous loans' evaluations, generally by loan type.

        Loss forecast models are utilized for portfolios of homogeneous loans which consider a variety of factors including, but not limited to, historical loss experience, anticipated defaults or foreclosures based on portfolio trends, delinquencies and credit scores, and expected loss factors by loan type. The remaining loan portfolios are reviewed on an individual loan basis.

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

        Loans subject to individual reviews are analyzed and segregated by risk according to the Group's internal risk rating scale. These risk classifications, in conjunction with an analysis of historical loss experience, current economic conditions and performance trends within specific portfolio segments, and any other pertinent information (including individual valuations on non-performing loans in accordance with SFAS 114 "Accounting by Creditors for Impairment of a Loan") result in the estimation allowances for loan losses. If necessary, an allowance for loan losses is established for individually impaired loans. A loan is considered impaired when, based on current information and events, it is probable that the Group will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the agreement.

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

        Due to the subjectivity involved in the determination of the unallocated portion of the allowance for loan losses, the relationship of the unallocated component to the total allowance for loan losses may fluctuate from period to period. Management evaluates the adequacy of the allowance for loan losses based on the combined total of the allocated and unallocated components.

        Goodwill, software and other intangibles—Net assets of companies acquired in purchase transactions are recorded at fair value at the date of the acquisition. As such, the historical cost basis of individual assets and liabilities are adjusted to reflect their fair value. Identified intangibles are amortized on a straight-line basis over the period benefited. Goodwill is not amortized, but is reviewed for potential impairment at least on an annual basis or if events or circumstances indicate a potential impairment more frequently, at the reporting unit level. The impairment test is performed in two phases. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit's goodwill, as defined in SFAS 142 "Goodwill and Other Intangible Assets", with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. Intangible assets subject to amortization are evaluated for impairment in accordance with SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" if events and circumstances indicate a possible impairment. There were no events or changes in circumstances in 2007, 2006, and 2005 that indicated the carrying amounts of our intangibles may not be recoverable. Intangible assets are amortized using an estimated range of anticipated lives, which is 3 to 12 years for software and 6 to 11 years for intangibles arising on acquisitions such as customer relationships and core deposits. Trade names have indefinite useful lives.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Premises and equipment—Tangible fixed assets, including buildings are stated at cost less accumulated depreciation, except for land, which is stated at cost. Depreciation is provided on a straight-line depreciation basis over the estimated useful lives of individual assets and classes of assets. Maintenance, repairs and minor alterations are expensed as incurred.

        Long-lived assets that are held, including those that are to be disposed of, are evaluated periodically for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is evaluated by determining if the difference between the expected undiscounted future cash flows of a long-lived asset is lower than its carrying value. In event of impairment, the Group recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset as measured using a discounted cash flow analysis. The impairment loss, if any, is reflected in non-interest expense.

        Special purpose financing entities—The Group is involved with special-purpose entities (SPEs) in the normal course of business. The primary uses of SPEs are to obtain sources of liquidity for the Group. SPEs used by the Company are accounted for as Variable Interest Entities (VIEs).

        VIEs are entities defined in FIN 46-R as entities which either have a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support or whose equity investors lack the characteristics of a controlling financial interest (i.e., ability to make significant decisions through voting rights, right to receive the expected residual returns of the entity, and obligation to absorb the expected losses of the entity). Investors that finance the VIE through debt or equity interests, or other counterparties that provide other forms of support, such as guarantees, or subordinated fee arrangements, are variable interest holders in the entity. The variable interest holder, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both, is deemed to be the primary beneficiary and must consolidate the VIE. Consolidation under FIN 46-R is based on expected losses and residual returns. Consolidation of a VIE is determined based primarily on variability generated in scenarios that are considered most likely to occur, rather than based on scenarios that are considered more remote. Certain variable interests may absorb significant amounts of losses or residual returns contractually, but if those scenarios are considered very unlikely to occur, they may not lead to consolidation of the VIE.

        All of these facts and circumstances are taken into consideration when determining whether the Company has variable interests that would deem it the primary beneficiary and, therefore, require consolidation of the related VIE.

        For additional information on other special purpose financing entities, see note 26 to the Consolidated Financial Statements

        Income taxes—There are two components of income tax expenses: current and deferred. Current income tax expense approximates cash to be paid or refunded for taxes for the applicable period. The company treats interest and penalties on income taxes as a component of income tax expense.

        Deferred income tax assets and liabilities are determined using the asset and liability (or balance sheet) method based on enacted income tax rates/laws expected to apply upon reversal. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the differences between the book and tax bases of the balance sheet assets and liabilities. The impact on changes in tax laws and rates are recognized in their entirely within tax expense on continuing operations in the period that includes the date of enactment in the respective jurisdiction.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences, such as tax operating loss carry forward and tax credits, will be realized, based on all available evidence. A valuation allowance is recorded to reduce the amount of the deferred tax assets to that amount that is at least more likely than not to be realized.

        The Group does not recognize in its financial statements tax benefits for tax positions unless it has met the recognition and measurement principles contained in FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" (FIN 48). Benefits can only be recognized if it is "more likely than not" that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. In this evaluation, the Group assumes that the position (1) will be examined by a taxing authority that has full knowledge of all relevant information and (2) will be resolved in the court. If the recognition threshold is not met, no benefit is recognized, even when the Group believes that certain amount of benefit will ultimately be realized. Tax benefits for positions meeting the recognition criteria, are recognized in the financial statements in the amount that is at least more likely than not to be sustained upon settlement with the tax authorities.

        Insurance operations—Insurance includes both life and general (property and casualty) insurance underwriting operations. Income and expenses from insurance operations are included in other non-interest income and expenses.

        Premium revenues from life insurance policies (long-duration contracts) are recognized as revenue as and when they become due from policyholders. Variable costs incurred in the acquisition of such policies are capitalized and expensed proportionately with the recognition of premium revenues. Premium income from property and casualty policies (short-duration contracts) is recognized over the life of the policy. Income and costs on policies, which relate to subsequent periods are deferred and recognized in the period to which they relate. Claims relating to property and casualty policies are recognized as and when these become known based on the information available.

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

        Insurance reserves for property and casualty insurance include, apart from an unearned premium reserve, a provision for outstanding claims and a provision for claims incurred but not reported ("IBNR"). Loss estimates rely on observations of loss experience for similar historic events that relate to cumulative gross paid claim amount, settled claim amount, incurred claim amount and claim number developments. Such observations are periodically revised and any premium deficiency is charged to income for the period. Projections are based on historical development patterns. The development ratios are adjusted in a small number of cases to remove the effect of claim developments, which

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

appear to be of an exceptional nature. Projections of reinsurance recoveries are also undertaken. Allowance is made for claim adjustment expenses and an appropriate discount factor is used.

        Derivatives—All derivatives are recognized on the consolidated balance sheet at fair value and recorded as derivative assets or liabilities. For exchange-traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealer quotes, pricing models, discounted cash flow analysis or quoted prices for instruments with similar characteristics. The Group designates a derivative as held for trading or hedging purposes when it enters into a derivative contract. Derivatives designated as held for trading activities are included in derivative assets or liabilities with changes in fair value reflected in net trading profit or loss.

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

        Other assets and other liabilities—Other assets includes, among other items, assets acquired through foreclosure proceedings, accounts receivable of non-financial services sector subsidiaries, deferred tax assets and taxes withheld.

        Other liabilities includes, among other items, accrued expenses and deferred income, deferred tax liabilities, accrued interest and commissions, pension liabilities, dividends payable and other accounts payable.

        Discontinued operations—A discontinued operation is a component of the Group that comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity that has been disposed of or is classified as held for sale. Classification as discontinued operations occurs upon disposal or when the operations meet the criteria to be classified as held for sale. Discontinued operations are presented on the face of the income statement.

        Dividend policy—The Bank, on the basis of its statutory financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as endorsed by the EU, pays dividends out of:

  •
  distributable profits for the year (i.e. profits net of: a) tax, b) losses carried forward, and c) prior years tax audit differences); and

  •
  retained earnings, special reserves or ordinary reserves to the extent they exceed the amount required to be maintained by law.

        Each year the Bank is required, by Greek Law 2190/1920, to declare and distribute a minimum dividend out of its net profits if any, equal to 35% of the net profits for the year less statutory reserves, any profits resulting from the sale of equity participations that represent at least 20% of the paid up share capital of a subsidiary company in which the Bank has held an equity participation for at least ten years and unrealized net gains from financial instruments.

        Any distribution of the remainder of the distributable profits must be approved by a "General Meeting of the Shareholders" with the ordinary quorum and majority voting requirements. No

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

distribution can be effected if, on the closing date of the last financial year, the total shareholders' equity is, or will become after that distribution, lower than the sum of share capital and the reserves, the distribution of which is prohibited by Greek law or the Bank's Articles of Association.

        A majority representing at least 65% of the paid-up share capital may vote to waive this. The undistributed dividend (up to 35% minimum dividend) must then be transferred to a special reserve which must, within four years following the General Meeting, be distributed in the form of a stock dividend. Furthermore, a majority representing at least 70% of the Bank's paid-up capital may vote to waive this stock dividend.

        Normally, dividends are declared and paid in the year subsequent to the reporting period. Up to and including the fiscal year ended December 31, 2005, dividends were accounted for once declared. Beginning in 2006, the Group records a liability related to the mandatory minimum dividend payment computed as 35% of the net profits for the year less unrealized gains.

        Resale and repurchase agreements—The Group enters into securities purchases under agreements to resell ("resale agreements") and securities sales under agreements to repurchase ("repurchase agreements") of substantially identical securities. Resale agreements and repurchase agreements are generally accounted for as secured lending and secured borrowing transactions, respectively.

        The amounts advanced under resale agreements and the amounts borrowed under repurchase agreements are carried on the balance sheet at the amount advanced or borrowed plus accrued interest. The market value of these securities is monitored and the level of collateral is adjusted accordingly.

        Share-based payment transactions—The Bank has approved Group-wide share options plans for the executive members of the Board of Directors, management and staff of the Group. The fair value of the employee services received in exchange for the grant of the options is recognized as a compensation cost, with the corresponding credit recognized in equity. The total amount to be expensed over the requisite period is determined by reference to the fair value of the share options granted. The fair value of the options is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the options, the expected volatility of and the expected dividends on the underlying stock , and the risk-free interest rate over the expected life of the option.

        When the options are exercised and new shares are issued, the proceeds received net of any transaction costs are credited to paid-in capital.

        Accumulated other comprehensive income—The Group records unrealized gains and losses on AFS Securities, unrecognized actuarial gains and losses, transition obligation and prior service costs on Pension and Postretirement plans, foreign currency translation adjustments, and related hedges of net investments in foreign operations in Accumulated OCI, net of tax. Gains or losses on derivatives accounted for as cash flow hedges are reclassified to Net Income when the hedged transaction affects earnings. Gains and losses on AFS Securities are reclassified to Net Income as the gains or losses are realized upon sale of the securities. Other-than-temporary impairment charges are reclassified to Net Income at the time of the charge. Translation gains or losses on foreign currency translation adjustments are reclassified to Net Income upon the substantial sale or liquidation of investments in foreign operations.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Treasury stock—The Group parent company's common stock, owned by the Group entities, is considered to be treasury stock and is recorded at cost. Gains and losses on disposal of treasury stock are recorded in equity.

        Earnings per share—Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts were exercised and is computed after giving consideration to the weighted average dilutive effect of these common stock equivalents.

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

  Recently issued accounting pronouncements

        In May 2008, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 162, "The Hierarchy of Generally Accepted Accounting Principles". The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. Statement 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles". Management does not expect that the adoption of SFAS 162 will have a material impact on the consolidated statements of income and consolidated balance sheets.

        In March 2008, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 161, "Disclosures about Derivative Instruments and Hedging Activities-an amendment of SFAS 133" (SFAS 161), which amends SFAS 133 and requires enhanced disclosures about derivative instruments and hedging activities. The Statement is effective for fiscal years and interim periods beginning after November 15, 2008. Management is currently evaluating the impact of the adoption of SFAS 161 on the consolidated statements of income and consolidated balance sheets.

        In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 160, "Non-controlling Interests in Consolidated Financial Statements-an amendment of ARB No.51" (SFAS 160), which amends ARB 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement also changes the way the consolidated income statement is presented. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

parent and the non-controlling interest. SFAS 160 establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation and treats all of those transactions as equity transactions if the parent retains its controlling financial interest in the subsidiary. A parent recognizes a gain or loss in net income when a subsidiary is deconsolidated. A parent deconsolidates a subsidiary as of the date the parent ceases to have a controlling financial interest in the subsidiary. The Statement is effective for fiscal years beginning on January 1, 2009 and earlier adoption is prohibited. Management is currently evaluating the impact of the adoption of SFAS 160 on the consolidated statements of income and consolidated balance sheets.

        In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141 (Revised 2007) (SFAS 141R), "Business Combinations" which replaces FASB Statement No. 141, "Business Combinations". This Statement retains the fundamental requirements in SFAS 141 that the acquisition method of accounting be used for all business combinations and for an acquirer (i.e. the entity that obtains control of one or more businesses at the acquisition date) to be identified for each business combination. It requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. The goodwill is recognized as of the acquisition date, measured as a residual, as the excess of the consideration transferred plus the fair value of any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. When the total acquisition-date fair value of the identifiable net assets acquired exceeds the fair value of the consideration transferred plus any non-controlling interest in the acquiree, the acquirer should recognize that excess in earnings as a gain attributable to the acquirer (bargain purchase). This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Management is currently evaluating the impact of the adoption of SFAS 141R on the consolidated statements of income and consolidated balance sheets.

        In December 2007, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 110 (SAB 110). SAB 110 clarifies that the SEC staff will continue to accept, under certain circumstances, the use of the "simplified" method for estimating the expected term of "plain vanilla" share options, as discussed in SAB No. 107, beyond December 31, 2007. SAB 110 is effective from January 1, 2008. Management does not expect that the adoption of SAB 110 will have a material impact on the consolidated statements of income and consolidated balance sheets.

        In November 2007, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 109 "Written loan commitments recorded at fair value through earnings" (SAB 109). SAB 109 clarifies that consistent with the guidance in SFAS 156 "Accounting for servicing of Financial Assets" and SFAS 159 "The Fair Value Option for Financial Assets and Liabilities", the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that accounted for at fair value through earnings. SAB 109 is effective from January 1, 2008. Management does not expect that the adoption of SAB 109 will have a material impact on the consolidated statements of income and consolidated balance sheets.

        In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159), which allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. Subsequent changes in fair value of these financial assets and liabilities would be recognized in earnings

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

when they occur. SFAS 159 further establishes certain additional disclosure requirements. SFAS 159 is effective for the Group's financial statements for the year beginning on January 1, 2008. The Group elected to apply the fair value option for certain fixed rate loans and a debt issue. The net effect, net of tax, on January 1, 2008, opening retained earnings was a decrease of EUR 45 million.

        In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and enhances disclosures about fair value measurements. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 is effective for the Group's financial statements for the year beginning on January 1, 2008. The adoption of SFAS 157 did not have a material impact on the consolidated statements of income and consolidated balance sheets.

        In July 2006, the FASB released FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. The Group adopted FIN 48 on January 1, 2007. The effect of adopting FIN 48 is discussed in Note 31.

        In March 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No.156, "Accounting for Servicing of Financial Assets-an amendment to FASB Statement No. 140" ("SFAS 156"), which permits but does not require, an entity to account for one or more classes of servicing rights at fair value, with changes in fair value recorded in Consolidated Statement of Income. The Group adopted SFAS 156 on January 1, 2007. The adoption of this Standard did not have a material impact on the consolidated statements of income and consolidated balance sheets.

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED

  a)
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

  b)
  In November 2005, the Bank announced the signing of the agreement for the sale of its subsidiary, National Bank of Greece (Canada), to Scotiabank. The sale concluded on February 3, 2006. The consideration received amounted to CAD 71.3m in cash (equivalent of EUR 52 million).

  c)
  In January 2006, following its Board of Directors decision on December 20, 2005, the Bank participated in the share capital increase of its subsidiary, Banca Romaneasca, acquiring 109.8 out of 122.5 million new shares for the amount of RON 219.6 million (equivalent EUR 60 million). The share capital increase was concluded in February 2006. Following this share capital increase, the Bank currently controls 194.4 million shares (98.88%).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED (Continued)

  d)
  In January 2006, the Bank concluded the sale of its subsidiary, ASTIR Alexandroupolis. The total consideration received was EUR 6.5 million.

  e)
  On April 3, 2006, the Bank entered into an agreement to acquire 46.00% of the ordinary shares and 100.00% of Finansbank's founder shares, a commercial and retail bank in Turkey. Pursuant to the terms of the Acquisition Agreement, the Bank has agreed to acquire from Fiba Holding A.S. ("Fiba Holding"), Fina Holding A.S. ("Fina Holding"), Girisim Factoring A.S. ("Girisim Factoring") and Fiba Factoring Hizmetleri A.S. ("Fiba Factoring") (together, the "Fiba Sellers") 46.00% of the ordinary shares of Finansbank, and 100.00% of Finansbank's founder shares. The acquisition concluded on August 18, 2006, by which NBG acquired from FIBA Sellers, 46.00% of Finansbank ordinary shares and 100.00% of the Founder Shares for a consideration of USD 2,323 million (EUR 1,834 million) and USD 451 million (EUR 356 million) respectively. The sellers, FIBA Sellers retain a residual stake of 9.68% in the ordinary share capital of Finansbank, which is subject to put and call agreements, as provided for in the shareholders' agreement between the Bank and the Sellers, exercisable for a two year period commencing two years after closing of the acquisition at a multiple of between two and a half and three and a half times the book value of the Finansbank's share, subject to certain performance criteria. These put and call agreements are not legally detachable neither separately exercisable from the respective shares held by FIBA. The sellers also agreed and undertook to attend any general meetings of the Finansbank and to vote such number of shares they then own as is equal to the difference between 50.01% of the ordinary shares and the total number ordinary shares then owned by the Bank in accordance with the instructions and directions of the Bank. Based on that, it was deemed that the Bank has obtained a controlling interest on August 18, 2006 and as such this acquisition was within the scope of FAS 141 Business Combinations.

    As a result of Turkish Capital Markets legislation NBG made a mandatory offer to minority shareholders. From the Mandatory Offer which lasted from January 8 to January 29, 2007, the Bank acquired a further 43.44% holding of the share capital. The total consideration paid amounted to EUR 1,733 million. After the Mandatory Offer and until December 31, 2007 the bank further acquired through stock exchange transactions 0.45% of Finansbank's share capital at a cost of EUR 2 million. In April 2007, the Bank sold to International Finance Corporation ("IFC") 5% of Finansbank ordinary shares for USD 259.2 million. This stake is subject to put and call arrangements, as provided for in the shareholders' agreement between the Bank and IFC, exercisable after 5 and 7 years, respectively. These put and call agreements are not legally detachable neither separately exercisable from the respective shares held by IFC. The price per share received from the IFC was determined to be the price per share paid by the Bank to the Finansbank shareholders during the Mandatory Tender Offer. The above transaction was concluded on April 5, 2007.

    Cash and cash equivalents acquired on August 18, 2006 were EUR 101 million.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED (Continued)

    Unaudited Pro Forma Condensed Financial Information

    The acquisition of Finansbank took place on August 18, 2006. The following unaudited pro forma condensed combined financial information presents the results of operations had the Finansbank acquisition taken place at January 1, 2006 and 2005. Included in the pro forma amounts are Finansbank results for the 12 months ended December 31, 2006 and 2005. The minority interest related to Finansbank is being eliminated in non-interest expense. The unaudited pro forma information presented below is not necessarily indicative of the results of operations that would have resulted had the acquisition been completed at the beginning of the applicable periods presented, nor is it necessarily indicative of the results of operations in future periods.

	2005	2006
	(EUR in thousands)
Proforma NBG Group
Net Interest Income before provision for loan losses	2,047,249	2,392,391
Provisions for loan losses	(274,226)	(408,074)

Net Interest Income after provision for loan losses	1,773,023	1,984,317
Non-interest income	1,788,493	2,001,409
Non-interest expense	(2,577,635)	(2,949,821)
Income Tax expense from continuous operations	(340,521)	(218,751)
Income from disccontinued operations, net of tax	28,283	58,187
Net income	671,643	875,341
Proforma EPS—basic and diluted (euro)	1,46	1,65
  f)
  On September 12, 2006, the National Bank of Greece ("NBG") and the Republic of Serbia entered into a definitive agreement for the acquisition of 99.40% of the share capital of Vojvodjanska Banka a.d. NoviSad (Vojvodjanska) by NBG. NBG paid to the Republic of Serbia on the closing of the transaction EUR 360 million in cash for the acquisition of 99.40% of Vojvodjanska's share capital. A further EUR 25 million has also been deposited by NBG in a escrow account until December 2007. The escrow is set against certain expected recoveries from Vojvodjanska's fully provided non-performing loan portfolio and would be released to NBG on a EUR to EUR basis against any shortfall in the recoveries.

    Cash and cash equivalents acquired were EUR 13 million.

  g)
  On October 19, 2006 NBG and the shareholders of P&K Investment Services SA signed the SPA, whereby NBG will acquire 100.00% of P&K Investment Services SA. The consideration agreed upon amounted to EUR 48.9 million (including transaction costs of EUR 0.2 million). The acquisition of P&K Investment Services SA concluded on March 21, 2007 after obtaining all regulatory approvals. The cash amount paid to the shareholders was EUR 43.9 million. The remaining part will be released to the sellers three years after the acquisition, conditional on the attainment of key targets set out in the pre-agreed business plan.

  h)
  From 11 through to December 25, 2006, the Bank via a Mandatory Tender Offer acquired 191.2 million shares of Finans Leasing, corresponding to 2.55% of its share capital and

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED (Continued)

    72.3 million shares of Finans Investment Trust corresponding to 5.3% of its share capital. The total consideration paid amounted to EUR 4.2 million and EUR 0.6 million respectively.

  i)
  On March 15, 2007, the Boards of Directors of the Bank and NBG Venture Capital SA, a wholly owned subsidiary of the Bank, announced the draft agreement for the divestment of the warehousing section of the Bank and the transfer of the section, through absorption, to the latter according to the Divestment Balance Sheet as at March 13, 2007. The NBG Venture Capital SA will increase its share capital by EUR 109,492,401 with the issuance of 37,369,420 new shares with a nominal value of EUR 2.93 each. The divestment was approved by the Annual Ordinary General Meeting of the Bank on the May 25, 2007.

  j)
  On April 19, 2007 the Bank disposed of its minority shareholding in AGET Heracles to majority shareholders Lafarge Group. Pursuant to this agreement, the Bank sold 18,480,899 shares, representing 26.00% of the share capital of AGET Heracles. This sale is consistent with the stated strategy of the Bank to focus on its core banking activities and exit from its non-financial participations. The sale price has been agreed at EUR 17.40 per share, or EUR 321.6 million in total and was in line with the average closing price of the last 30 trading days preceding the transaction (see note 14).

  k)
  On May 16, 2007, Finansbank, following an application to the General Directorate of Insurance, received permission to establish Finans Emeklilik ve Hayat A.S. as the main shareholder. The company completed its organizational preparations and obtained a license to conduct life, personal accident and pension business, and has already commenced operations. The authorized share capital of the company amounts to TRY 20 million.

  l)
  On May 30, 2007, the Bank acquired from TBIF Financial Services BV, 100.00% of the share capital of the TBI Lizing d.o.o, a leasing company in Serbia, for the amount of EUR 2.5 million. The company was subsequently renamed to NBG Leasing Serbia.

  m)
  On September 24, 2007, the Bank announced a voluntary takeover bid in cash of EUR 5.50 per share for the 23.08% of the share capital of Ethniki Hellenic General Insurance SA. Up to December 31, 2007, the Bank's interest in the share capital of the company has increased to 100.00% at a total cost of EUR 165.4 million. On January 14, 2008, the extraordinary General Meeting of the company's shareholders approved the filing with the Capital Markets Commission for de-registration of the company's shares from the Athens Exchange ("ATHEX"). On February 7, 2008, the Capital Markets Commission approved the said de-registration.

  n)
  In October 2007, the Bank exercised its minority buy-out option for Vojvodjanska Bank and through a Public Tender Offer acquired 1,727 common shares at a price of RSD 70 per share. After this share purchase, the Bank is the only shareholder of Vojvodjanska Bank and the Bank applied to the Serbian Securities and Exchange Commission for delisting of Vojvodjanska Bank.

  o)
  On December 17, 2007 the Bank established a new partially owned subsidiary, CPT Investments Ltd. Its purpose will be to explore investment opportunities in capital markets. The issued and fully paid share capital amounts to EUR 780 million, of which the Bank holds 50.1%.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5:    CASH AND DUE FROM BANKS

        Cash and due from banks at December 31, comprised:

	2006	2007
	(EUR in thousands)
Current accounts with banks	142,911	535,059
Cash and similar items	797,012	890,687
Current account with central bank	885,296	2,771,236
Deposits accounts	10,774	14,328
Other	27,981	15,458

Total	1,863,974	4,226,768

        The Bank and the other banks of the Group are required to maintain a current account with the respective central banks of their countries, to facilitate interbank transactions with the central banks, its member banks and other financial institutions through the Trans-European Automated Real-Time Gross Settlement Express Transfer system (TARGET).

NOTE 6:    DEPOSITS WITH CENTRAL BANK

        The central bank is the primary regulator of depository institutions in Greece. The central bank requires all banks established in Greece to maintain deposits equal to 2% of total customer deposits as these are defined by the European Central Bank ("ECB"). These deposits bear interest at the refinancing rate as set by the ECB (4% at December 31, 2007).

NOTE 7:    SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

        The Group enters into purchases of securities under agreements to resell substantially identical securities. These agreements are classified as lending arrangements. Agreements with third parties specify the Group's rights to request collateral, based on its monitoring of the fair value of the underlying securities on a daily basis. Securities accepted as collateral may be sold or repledged. As at December 31, 2006 and 2007, the Group has not sold or repledged any collateral.

NOTE 8:    INTEREST BEARING DEPOSITS WITH BANKS

        Interest bearing deposits with banks at December 31, comprised:

	2006	2007
	(EUR in thousands)
Placements in EUR	511,735	945,384
Placements in other currencies	1,760,308	832,038

Total	2,272,043	1,777,422

Maturity analysis:
Up to 3 months	2,012,337	1,595,149
From 3 months to 1 year	232,916	116,657
Over 1 year	26,790	65,616

Total	2,272,043	1,777,422

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9:    MONEY MARKET INVESTMENTS

        Money market investments at December 31, comprised:

	2006	2007
	(EUR in thousands)
Greek treasury bills	168,653	54,603
Foreign treasury bills	60,955	131,726
Other	138,045	67,705

Total	367,653	254,034

NOTE 10:    TRADING ASSETS

        Fair value of debt and equity assets held for trading purposes at December 31, comprised:

	2006	2007
	(EUR in thousands)
Greek government bonds	6,661,754	5,553,981
Debt securities issued by other governments and public entities	110,724	248,920
Debt securities issued by foreign financial institutions	38,264	135,548
Debt securities issued by Greek financial institutions incorporated in Greece	104,056	142,066
Corporate debt securities issued by companies incorporated in Greece	239,756	71,601
Corporate debt securities issued by foreign companies	106,233	355,563
Equity securities issued by companies incorporated in Greece	74,546	86,689
Equity securities issued by foreign companies	17,364	25,106
Mutual fund units	21,510	59,160

Total	7,374,207	6,678,634

        Net unrealized gains/(losses) on trading instruments (debt and equity) of EUR 56,069 thousand, EUR (59,458) thousand and EUR (23,866) thousand were included in earnings during 2005, 2006 and 2007, respectively.

NOTE 11:    FINANCIAL INSTRUMENTS MARKED TO MARKET THROUGH THE PROFIT AND LOSS

        "Financial instruments marked to market through the profit and loss" relates to a loan with an embedded derivative issued in August 2005 with a cost of EUR 5,125,250 thousand that will mature in September 2037. This instrument was issued by the Bank and would otherwise have to be bifurcated under FAS 133, "Accounting for Derivative Instruments and Hedging Activities". The Group elected to account for this instrument at fair value through the profit and loss under the provisions of FAS 155 "Accounting for certain Hybrid Financial Instruments- an amendment of FASB statement 133 and 140" instead of separating the embedded derivative. The net effect on earnings from this instrument for 2007 and 2006 was a gain of EUR 384,746 thousand and EUR 203,189 thousand respectively. The financial instrument is held by the Bank.

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

        The following tables present the contract or notional amounts and the credit risk or fair value amounts at December 31, 2006 and 2007 of the Group's derivative asset and liability positions held for trading and hedging purposes. These derivative positions are primarily executed in the over-the-counter market. The credit risk amounts presented below do not consider the value of any collateral held.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12:    DERIVATIVES (Continued)

Derivative Assets(1)

	2006		2007
	Contract/ Notional amount	Credit Risk	Contract/ Notional amount	Credit Risk
	(EUR in thousands)		(EUR in thousands)
Cross currency interest rate swaps	643,865	113,531	65,171	5,680
Financial futures	2,193,310	30,578	3,923,334	15,808
Foreign exchange swaps	1,542,054	24,049	899,239	5,730
Forward rate agreements	12,300	14	79,380	60
Interest rate swaps	10,910,575	128,395	9,194,624	244,203
Options	2,625,199	14,655	2,144,390	46,460
Outright foreign exchange forwards	828,707	13,791	733,216	16,842

Total	18,756,010	325,013	17,039,354	334,783

Derivative Liabilities(1)

	2006		2007
	Contract/ Notional amount	Fair Value	Contract/ Notional amount	Fair Value
	(EUR in thousands)		(EUR in thousands)
Cross currency interest rate swaps	976,474	73,138	3,159,414	462,018
Financial futures	4,717,706	6,931	381,531	823
Foreign exchange swaps	3,689,267	98,763	5,080,735	170,630
Forward rate agreements	12,293	7	—	—
Interest rate swaps	9,899,256	211,930	14,278,367	419,507
Options	1,518,658	24,724	2,708,392	10,450
Outright foreign exchange forwards	748,259	8,192	511,754	4,925
Other	—	—	64,783	3,453

Total	21,561,913	423,685	26,184,976	1,071,806

(1)
Includes both long and short derivative positions.

        The average fair value of derivative assets for 2006 and 2007 were EUR 270,655 thousand and EUR 404,030 thousand, respectively. The average fair value of derivative liabilities for 2006 and 2007 were EUR 365,704 thousand and EUR 769,327 thousand, respectively.

Asset—Liability management activities

        Interest rate and foreign exchange contracts are utilized in the Group's Asset Liability Management ("ALM") process. The Group maintains an overall interest rate risk management strategy that incorporates the use of interest rate contracts to minimize significant unplanned fluctuations in earnings caused by interest rate volatility. As a result of interest rate fluctuations, hedged fixed-rate assets and liabilities appreciate or depreciate in market value. Gains or losses on the derivative instruments that are linked to the hedged fixed-rate assets and liabilities are expected to substantially

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12:    DERIVATIVES (Continued)

offset this appreciation or depreciation. The Group uses foreign currency contracts to manage the foreign exchange risk associated with certain foreign denominated assets and liabilities.

Fair value and net investment economic hedges

        The Group uses various types of interest rate and foreign currency exchange rate derivative contracts to protect against changes in the fair value of its fixed rate assets and liabilities due to fluctuations in interest rates and exchange rates. None of these derivatives has been designated as a hedge item, although the management of the Group believes that they provide effective economic hedges.

        The Group also hedges its net investment in consolidated foreign operations with functional currencies other than the Euro using forward foreign exchange contracts. These derivatives do not qualify for hedge accounting.

NOTE 13:    AVAILABLE-FOR-SALE SECURITIES

        The amortized cost of available-for-sale securities and their approximate fair values at December 31, comprised:

	2006
Available-for-sale securities	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(EUR in thousands)
Greek government bonds	1,225,985	535	(40,613)	1,185,907
Debt securities issued by other governments and public entities	1,626,818	24,416	(33,158)	1,618,076
Corporate debt securities issued by companies incorporated in Greece	133,106	144	(2,314)	130,936
Corporate debt securities issued by companies incorporated outside Greece	411,038	4,704	(13,316)	402,426
Equity securities issued by companies incorporated in Greece	213,953	44,941	(4,404)	254,490
Equity securities issued by companies incorporated outside Greece	33,926	36,280	(381)	69,825
Mutual Fund units	470,387	23,991	(972)	493,406

Total available-for-sale securities	4,115,213	135,011	(95,158)	4,155,066

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    AVAILABLE-FOR-SALE SECURITIES (Continued)

	2007
Available-for-sale securities	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(EUR in thousands)
Greek government bonds	1,306,507	2,123	(62,610)	1,246,020
Debt securities issued by other governments and public entities	2,048,445	47,842	(12,481)	2,083,806
Corporate debt securities issued by companies incorporated in Greece	100,505	78	(1,634)	98,949
Corporate debt securities issued by companies incorporated outside Greece	490,046	2,718	(30,047)	462,717
Equity securities issued by companies incorporated in Greece	175,415	5,060	(9,391)	171,084
Equity securities issued by companies incorporated outside Greece	95,186	29,998	(117)	125,067
Mutual Fund units	357,951	11,294	(6,661)	362,584

Total available-for-sale securities	4,574,055	99,113	(122,941)	4,550,227

        As at December 31, 2006 and 2007, the Group did not hold any US Federal debt securities.

	2005	2006	2007
	(EUR in thousands)
Gross realized gains on sales of available for sale portfolio	130,828	121,138	175,469
Gross realized losses on sales of available for sale portfolio	(11,305)	(4,266)	(45,653)

Net realized gains on sales of available for sale securities	119,523	116,872	129,816

        The Group uses the average cost method in determining the cost of securities sold.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    AVAILABLE-FOR-SALE SECURITIES (Continued)

        The following table presents the current fair value and the associated unrealized losses of available-for-sale securities as at December 31, 2006. The table also discloses whether these securities have had unrealized losses for periods less than 12 months or for 12 months or longer.

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

        The following table presents the current fair value and the associated unrealized losses of available-for-sale securities as at December 31, 2007. The table also discloses whether these securities have had unrealized losses for periods less than 12 months or for 12 months or longer.

	Less than 12 months		Over 12 months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(EUR in thousands)
Available-for-sale securities
Greek government bonds	188,574	(17,263)	921,792	(45,347)	1,110,366	(62,610)
Debt securities issued by other governments and public entities	364,458	(3,014)	1,572,970	(9,467)	1,937,428	(12,481)
Corporate debt securities issued by companies incorporated in Greece	11,982	(18)	70,760	(1,616)	82,742	(1,634)
Corporate debt securities issued by companies incorporated outside Greece	160,526	(15,578)	132,637	(14,469)	293,163	(30,047)
Equity securities issued by companies incorporated in Greece	65,267	(6,259)	19,013	(3,132)	84,280	(9,391)
Equity securities issued by companies incorporated outside Greece	258	(117)	—	—	258	(117)
Mutual Fund units	42,272	(2,680)	23,107	(3,981)	65,379	(6,661)

Total available-for-sale securities	833,337	(44,929)	2,740,279	(78,012)	3,573,616	(122,941)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    AVAILABLE-FOR-SALE SECURITIES (Continued)

        The unrealized losses associated with debt securities are not considered to be other than temporary due to the fact that these unrealized losses are related to changes in interest rates and do not affect the expected cash flows of the underlying collateral or issuer. Additionally, the Group has the intent and ability to hold debt securities for a period of time sufficient to recover all gross unrealized losses.

        The scheduled maturities of available-for-sale securities at December 31, 2007 were as follows:

	Available-for-Sale Securities
	Amortized Cost	Fair Value
	(EUR in thousands)
Due in one year or less	599,220	596,507
Due from one to five years	1,952,916	1,967,298
Due from five to ten years	863,569	845,483
Due after ten years	529,798	482,204

Total debt securities	3,945,503	3,891,492
Other non debt securities	628,552	658,735

Total	4,574,055	4,550,227

NOTE 14:    EQUITY METHOD INVESTMENTS

        The Group has investments that are accounted for using the equity method of accounting. The most significant of these investments was AGET Heracles Cement Co. S.A. ("AGET"); a 26.00% owned, publicly traded (on the ATHEX) Greek company and a leading producer of cement and related products. On April 19, 2007 the Group disposed of the investment in AGET at a price of EUR 17.40 per share for a total consideration of EUR 321.6 million.

        Other equity investments include Phosphate Fertilizers Industry S.A (24.23%), Larco Metallurgical S.A. (36.43%), Siemens Enterprise Communications S.A. (30.00%) and Planet S.A. (31.18%).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14:    EQUITY METHOD INVESTMENTS (Continued)

        The summarized financial information below represents an aggregation of the Group's non-subsidiary investees.

	2005			2006
	AGET Heracles	Other	Total	AGET Heracles	Other	Total
	(EUR in thousands)			(EUR in thousands)
Equity method investments	185,271	44,846	230,117	178,451	56,119	234,570
Revenue	609,081	736,408	1,345,489	693,660	797,924	1,491,584
Gross profit	137,332	68,785	206,117	175,524	79,782	255,306
Net earnings	152,386	11,764	164,150	61,913	36,156	98,069
Group's equity in net earnings	37,570	(747)	36,823	16,097	10,793	26,890
Dividends	7,392	2,523	9,915	17,557	3,019	20,576
% Holding as at December 31,	26.00%			26.00%
Balance Sheet data as at December 31
Current assets	383,682	2,444,166	2,827,848	368,852	2,973,642	3,342,494
Non-current assets	651,418	1,322,590	1,974,008	625,885	1,880,042	2,505,927
Current liabilities	161,180	361,682	522,862	130,641	410,678	541,319
Non-current liabilities	87,316	3,229,496	3,316,812	85,101	4,348,482	4,433,583
Net assets	786,604	175,584	962,188	778,995	94,524	873,519
Group's equity in net assets	204,509	54,568	259,077	202,531	39,204	241,735

2007
Total
(EUR in thousands)
Equity method investments	75,707
Revenue	1,110,999
Gross profit	94,264
Net earnings	25,131
Group's equity in net earnings	23,199
Dividends	3,438
Balance Sheet data as at December 31
Current assets	3,972,003
Non-current assets	1,836,152
Current liabilities	427,373
Non-current liabilities	5,266,481
Net assets	114,301
Group's equity in net assets	47,588

        Included in "equity in earnings of investees" in the consolidated statement of income is EUR 5.4 million relating to the Group's share in AGET's net earnings up to the date of disposal and the before tax gain on disposal of the investment in AGET of 131.5 million.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15:    LOANS AND ALLOWANCE FOR LOAN LOSSES

        Loans granted by the Group according to type of loan, which represents the Group's concentration of credit risk, at December 31, 2006 comprised:

	2006
	Greek residents	Foreign	Total
	(EUR in thousands)
Consumer:
Residential mortgages	13,318,430	1,559,995	14,878,425
Credit card	1,505,203	991,816	2,497,019
Auto financing	250,747	263,342	514,089
Installment, revolving credit and other	2,957,806	1,202,391	4,160,197

Total consumer	18,032,186	4,017,544	22,049,730

Commercial:
Industry and mining	2,640,360	842,849	3,483,209
Small scale industry	1,027,183	867,621	1,894,804
Trade	4,079,807	989,898	5,069,705
Construction	556,814	878,824	1,435,638
Tourism	261,679	327,866	589,545
Shipping and transportation	1,047,846	638,039	1,685,885
Mortgage	530,229	113,982	644,211
Public, municipalities and greater public sector companies	1,465,205	4,695	1,469,900
Other	2,507,644	3,023,958	5,531,602

Total commercial	14,116,767	7,687,732	21,804,499

Total loans	32,148,953	11,705,276	43,854,229
Unearned income	25,097	(122,483)	(97,386)

Loans, net of unearned income	32,174,050	11,582,793	43,756,843
Less: Allowance for loan losses	(906,318)	(318,439)	(1,224,757)

Total Net Loans	31,267,732	11,264,354	42,532,086

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        Loans made by the Group according to type of loan, which represents the Group's concentration of credit risk, at December 31, 2007 comprised:

	2007
	Greek residents	Foreign	Total
	(EUR in thousands)
Consumer:
Residential mortgages	15,675,911	2,814,814	18,490,725
Credit card	1,543,832	1,645,264	3,189,096
Auto financing	181,973	340,841	522,814
Installment, revolving credit and other	3,878,343	1,958,759	5,837,102

Total consumer	21,280,059	6,759,678	28,039,737

Commercial:
Industry and mining	3,150,111	1,271,942	4,422,053
Small scale industry	1,353,943	1,528,069	2,882,012
Trade	5,067,392	1,465,008	6,532,400
Construction	736,584	1,439,452	2,176,036
Tourism	169,937	387,607	557,544
Shipping and transportation	1,204,350	462,110	1,666,460
Mortgage	678,880	113,046	791,926
Public, municipalities and greater public sector companies	1,814,646	1,414	1,816,060
Other	1,906,747	4,922,183	6,828,930

Total commercial	16,082,590	11,590,831	27,673,421

Total loans	37,362,649	18,350,509	55,713,158
Unearned income	53,600	(206,266)	(152,666)

Loans, net of unearned income	37,416,249	18,144,243	55,560,492
Less: Allowance for loan losses	(779,608)	(353,344)	(1,132,952)

Total Net Loans	36,636,641	17,790,899	54,427,540

        Also, included in the above tables are loans for lease financing amounting to EUR 1,248,241 thousand and EUR 1,904,802 thousand in 2006 and 2007 respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        An analysis of the change in the allowance for loan losses for the years ended December 31, follows:

	2005	2006	2007
	(EUR in thousands)
Balance at January 1	1,115,212	1,092,545	1,224,757
Amounts attributable to discontinued operations	(15,654)	—	—
Subsidiaries acquired	—	133,227	6,582
Provision for loan losses from continuing operations	225,013	261,603	190,755
Write-offs	(245,881)	(277,338)	(341,572)
Recoveries	7,058	20,064	46,023

Net Write-offs	(238,823)	(257,274)	(295,549)
Translation differences	6,797	(5,344)	6,407

Allowance at December 31,	1,092,545	1,224,757	1,132,952

        Non-performing loans by sector, which the Group considers to be impaired at December 31, comprised:

	2006
	Greek residents	Foreign	Total
	(EUR in thousands)
Consumer:
Residential mortgages	306,750	10,371	317,121
Credit card	114,424	42,975	157,399
Auto financing	6,386	4,066	10,452
Installment, revolving credit and other	171,700	53,050	224,750

Total consumer	599,260	110,462	709,722

Commercial:
Industry and mining	147,276	84,923	232,199
Small scale industry	87,548	7,362	94,910
Trade	139,486	90,338	229,824
Construction	33,955	24,902	58,857
Tourism	37,143	5,395	42,538
Shipping and transportation	12,562	17,579	30,141
Mortgage	—	130	130
Public, municipalities and greater public sector companies	182	7	189
Other	38,372	60,175	98,547

Total commercial	496,524	290,811	787,335

Total loans	1,095,784	401,273	1,497,057
Less: Allowance for loan losses	(748,136)	(241,365)	(989,501)

	347,648	159,908	507,556

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        Non-performing loans by sector, which the Group considers to be impaired at December 31, comprised:

	2007
	Greek residents	Foreign	Total
	(EUR in thousands)
Consumer:
Residential mortgages	362,079	17,517	379,596
Credit card	99,063	43,598	142,661
Auto financing	3,468	13,184	16,652
Installment, revolving credit and other	171,805	62,514	234,319

Total consumer	636,415	136,813	773,228

Commercial:
Industry and mining	121,752	69,458	191,210
Small scale industry	75,924	63,530	139,454
Trade	214,575	91,092	305,667
Construction	31,537	27,702	59,239
Tourism	24,854	8,144	32,998
Shipping and transportation	14,811	7,591	22,402
Mortgage	7,617	164	7,781
Public, municipalities and greater public sector companies	33,076	—	33,076
Other	6,000	76,036	82,036

Total commercial	530,146	343,717	873,863

Total loans	1,166,561	480,530	1,647,091
Less: Allowance for loan losses	(647,787)	(320,507)	(968,294)

	518,774	160,023	678,797

	2005	2006	2007
	(EUR in thousands)
Average recorded investment in impaired loans	1,452,920	1,764,616	1,677,161
Interest recognized	35,192	41,635	23,464

        Included in the above tables are loans with terms that have been modified by agreement between the Group and its debtors, referred to as troubled debt restructuring.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16:    GOODWILL, SOFTWARE AND OTHER INTANGIBLES

        The following presents the allocation of goodwill by segment for December 31:

	Opening 2007	Additions	Purchase Price allocation adjustments	Impairment/ write-offs	Disposals	Closing 2007
	(EUR in thousands)
Banking Greek	7,956	—	—	—	—	7,956
Banking foreign	582,504	19,294	(43,961)	(11,224)	(47,954)	498,659
Banking Turkey	1,642,383	1,382,092	62,972	—	(134,564)	2,952,883
Insurance	61,513	173,752	—	—	—	235,265
Other–Greek	55,321	15,320	—	—	—	70,641

Total	2,349,677	1,590,458	19,011	(11,224)	(182,518)	3,765,404

        The decrease in Banking foreign segment relates to Vojvodjanska Banca's purchase price allocation finalization, disposals of EUR 47,954 thousand and impairment of goodwill of EUR 11,224 thousand in NBGI Private Equity funds.

        The increase in the Banking Turkey segment is due to additions which include the goodwill arising from the acquisition of an additional 43.89% shareholding in Finansbank (note 4) and currency translation adjustments of EUR 232.6 million,and the finalization of the initial purchase price allocation. Following the sale of a 5% shareholding to IFC in April 2007 the goodwill of Finansbank was reduced by EUR 134,564 thousand.

        The increase in Insurance segment is due to goodwill arising from the acquisition of the remaining shareholding in Ethniki Hellenic General Insurance SA.

        In Other–Greek segment, the increase is due to the acquisition of P&K (see note 4) and from the merger of the former with National Securities S.A.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16:    GOODWILL, SOFTWARE AND OTHER INTANGIBLES (Continued)

        The finalization of the goodwill upon acquisition date of Finansbank and Vojvodjanska bank and the goodwill of the additional 43.9% shareholding of Finansbank acquired in January 2007 is presented below:

	August 2006		January 2007	December 2006
	Finansbank			Vojvodjanska
Fair values at acquisition date	46% Preliminary allocation	46% Final allocation	43.90%	Preliminary allocation	Final allocation
	(EUR in thousands)
Total consideration	2,234,463	2,234,463	1,735,403	362,369	371,870
Less: Cash and cash equivalents in subsidiary acquired	(101,435)	(101,435)	(586,039)	(13,481)	(13,481)

Total consideration less cash and cash equivalents acquired	2,133,028	2,133,028	1,149,364	348,888	358,389

Assets acquired and liabilities assumed
Cash and cash equivalents	101,435	101,435	586,039	13,481	13,481
Due from banks	3,071,832	3,071,832	1,488,850	133,896	133,896
Trading assets, derivatives and available-for-sale securities	1,379,714	1,379,714	1,392,312	51,347	51,347
Net loans	5,680,072	5,672,445	6,563,599	223,440	229,181
Software and other intangibles	9,168	9,168	9,245	281	281
Intangibles recognized:
–trade names	161,910	161,910	161,094	—	12,870
–customer relationships	133,104	133,104	125,873	—	15,940
–core deposits	38,739	38,739	36,338	—	13,561
–software	14,900	14,900	14,446	—	—
Premises and equipment, net	130,191	130,191	137,905	35,259	55,381
Other assets	265,688	256,502	299,630	73,086	77,105
Deposits	(6,281,214)	(6,281,214)	(6,877,613)	(450,541)	(450,541)
Short term and long term borrowings	(2,911,102)	(2,911,102)	(1,927,497)	(12,074)	(12,074)
Other liabilities	(516,439)	(636,521)	(724,127)	(27,495)	(45,979)

Total net assets	1,277,998	1,141,103	1,286,094	40,680	94,449

Group's share of net identifiable assets	587,879	524,907	564,492	40,448	93,910

Goodwill on acquisition	1,646,584	1,709,556	1,170,911	321,921	277,960

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16:    GOODWILL, SOFTWARE AND OTHER INTANGIBLES (Continued)

        The gross carrying amount and accumulated amortization relating to software and other intangibles at December 31 are presented below:

	2006			2007
	Software	Other intangibles	Total	Software	Other intangibles	Total
	(EUR in thousands)
Gross carrying amount	231,737	182,763	414,500	257,952	432,945	690,897
Accumulated amortization	(195,542)	(9,139)	(204,681)	(195,525)	(63,283)	(258,808)

Net book value	36,195	173,624	209,819	62,427	369,662	432,089

        Other intangibles include intangibles identified upon the acquisition of acquired entities and consist of core deposits of EUR 49,040 thousand, customer relationships of EUR 140,429 thousand, software of EUR 13,662 thousand, all of which have definite lives and trade names of EUR 163,135 thousand which have indefinite lives. The estimated useful lives of core deposits and customer relationships are 6-11 years and software 14 years.

        Amortization expense on software and other intangibles amounted to EUR 23,898 thousand, EUR 24,404 thousand and EUR 48,235 thousand in 2005, 2006 and 2007 respectively. The Group estimates that aggregate amortization expense for the five succeeding fiscal years will be approximately EUR 54,247 thousand, EUR 50,892 thousand, EUR 42,149 thousand, EUR 33,221 thousand and EUR 30,760 thousand for years 2008 through 2012 respectively.

NOTE 17:    PREMISES AND EQUIPMENT AND LEASE COMMITMENTS

        Premises and equipment at December 31, comprised:

	2006	2007
	(EUR in thousands)
Land	192,934	173,505
Buildings	735,884	768,821
Furniture, fittings and machinery	246,883	211,797
Leasehold improvements	48,043	92,550
Office equipment	335,317	417,021
Vehicles	12,470	10,655
Other	179,241	256,422

Total, at cost	1,750,772	1,930,771
Less: accumulated depreciation	(800,210)	(914,369)

Net book value	950,562	1,016,402

        Certain Group premises and equipment are leased under various operating leases. Rental expense amounted to EUR 42,395 thousand, EUR 44,953 thousand and EUR 83,643 thousand for the years ended December 31, 2005, 2006 and 2007, respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17:    PREMISES AND EQUIPMENT AND LEASE COMMITMENTS (Continued)

        Future minimum rental commitments under non-cancelable operating leases are presented below. The Group did not enter into any material capital leases.

Operating Leases
(EUR in thousands)
2008	61,119
2009	54,882
2010	50,890
2011	60,523
2012	42,938
Thereafter	161,248

Total minimum lease payments	431,600

NOTE 18:    OTHER ASSETS

        Other assets at December 31, comprised:

	2006	2007
	(EUR in thousands)
Accounts receivable of non-financial services sector subsidiaries	769,898	799,260
Deferred tax assets	582,156	573,572
Prepaid income taxes	224,991	146,324
Assets acquired through foreclosure proceedings	91,993	104,281
Brokerage auxillary funds	20,400	51,231
Brokerage services settlement receivables	15,153	67,065
Amounts receivable from sale of bonds	83,687	63,855
Prepaid expenses	33,052	48,439
Advances to employees	26,292	41,960
European Re-development Fund	31,861	30,316
Unlisted equity securities	32,023	29,942
Other	650,668	1,068,996

Total	2,562,174	3,025,241

NOTE 19:    ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE AND DISCONTINUED OPERATIONS

        The Group's North America operations comprising of Atlantic Bank of New York (ABNY) and NBG Canada, were sold to Community Bank of New York and Scotia Bank respectively. NBG Canada was sold in February 2006 while the sale of ABNY occurred in April 2006 (see note 4 to the Consolidated Financial Statements).

        These transactions are consistent with the Group' s strategy to withdraw from mature markets where growth prospects are limited and at the same time retain and expand its presence in markets with high growth potential and where the Group commands a competitive advantage.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 19:    ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE AND DISCONTINUED OPERATIONS (Continued)

        The proceeds from the disposal exceeded the net carrying amount of the relevant assets and liabilities and accordingly, no impairment loss has been recognized upon classification of these operations as held for sale.

        The results of the operations of NBG Canada and ABNY for the period up to their disposal and the gain on sale are summarized as follows:

	2005	2006
	(EUR in thousands)
Interest income	139,069	29,732
Interest expense	(47,738)	(12,672)

Net interest income before provisions	91,331	17,060
Provisions	4,506	575

Net interest income after provisions	95,837	17,635
Commission	11,639	1,726
Net trading income	2,685	(392)
Net realised (losses)/gains on sales of available-for-sale-securities	(502)	249
Other operating income	8,942	1,465
Salaries and employee benefits	(41,049)	(7,073)
Depreciation, amortisation and impairment charges	(7,865)	(1,300)
Other operating expenses	(22,914)	(3,915)
Gain on sale of discontinued operations	—	60,931

Profit before income tax	46,773	69,326
Tax expense (including tax on gain from disposal)	(18,490)	(11,139)

Income from discontinued operations	28,283	58,187

        The Group classified the assets and liabilities of the warehouse section of the Group (note 4) under SFAS 144: "Accounting for the Impairment or Disposal of Long-Lived Assets" from the point it took the binding decision to dispose of the warehouse section and made all the necessary arrangements to locate a buyer.

2007
(EUR in thousands)
Cash and due from banks	14
Premises and equipment, net	53,378
Other assets	18,805

Total assets	72,197
Accounts payable, accrued expenses and other liabilities	11,468

Net assets held for sale	60,729

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 20:    PLEDGED ASSETS

        At December 31, 2006 and 2007, the Group pledged to the central bank to increase borrowing capacity and to other third parties to secure public deposits and for other purposes bonds and other assets, principally securities, of EUR 2,909,822 thousand and EUR 3,443,360 thousand, respectively.

NOTE 21:    DEPOSITS

        The aggregate amount of short-term certificates of deposit, each with a minimum denomination of EUR 68,000, which approximates USD 100,000, was EUR nil at December 31, 2007. At December 31, 2007, interest-bearing deposits with scheduled maturities in excess of one year were EUR 714,651 thousand.

        Deposits made by Greek residents and foreign customers at December 31, comprised:

	2006			2007
	Greek residents	Foreign	Total	Greek residents	Foreign	Total
	(EUR in thousands)			(EUR in thousands)
Interest bearing:
Public sector	104,390	121,220	225,610	164,545	84,406	248,951
Private sector:
Corporations	3,034,472	3,423,365	6,457,837	4,639,143	4,592,256	9,231,399
Individuals	34,742,216	5,346,844	40,089,060	38,060,128	7,165,174	45,225,302
Interbank	1,885,971	961,354	2,847,325	4,068,676	2,488,028	6,556,704

Total interest bearing deposits	39,767,049	9,852,783	49,619,832	46,932,492	14,329,864	61,262,356

Non-interest bearing:
Public sector	2,121,933	2,577	2,124,510	1,777,694	19,842	1,797,536
Private sector:
Corporations	2,559,552	725,151	3,284,703	2,070,834	856,728	2,927,562
Individuals	235,963	431,388	667,351	179,217	503,601	682,818
Interbank	105,517	84,172	189,689	73,359	129,251	202,610

Total non-interest bearing deposits	5,022,965	1,243,288	6,266,253	4,101,104	1,509,422	5,610,526

Total:
Public sector	2,226,323	123,797	2,350,120	1,942,239	104,248	2,046,487
Private sector:
Corporations	5,594,024	4,148,516	9,742,540	6,709,977	5,448,984	12,158,961
Individuals	34,978,179	5,778,232	40,756,411	38,239,345	7,668,775	45,908,120
Interbank	1,991,488	1,045,526	3,037,014	4,142,035	2,617,279	6,759,314

Total deposits	44,790,014	11,096,071	55,886,085	51,033,596	15,839,286	66,872,882

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 22:    SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

        Information concerning securities sold under agreements to repurchase is summarized as follows:

	2006	2007
	(EUR in thousands)
Securities sold under agreements to repurchase	3,037,503	3,509,525

Securities sold under agreements to repurchase:
Average outstanding during the year	3,726,654	5,051,858
Weighted average interest rate during the year	3.41%	5.15%
Weighted average interest rate at year end	4.77%	4.96%
Amount outstanding at month end:
January	3,941,368	4,819,743
February	4,296,491	5,077,173
March	3,169,609	5,175,312
April	2,975,907	6,386,946
May	4,976,644	6,176,224
June	3,126,524	5,986,810
July	3,681,211	6,523,419
August	4,930,587	5,907,858
September	3,896,318	4,314,067
October	3,692,712	4,307,797
November	3,990,483	4,448,830

        Securities sold under agreements to repurchase are recorded at the amount of cash received in connection with the transaction. Maturities of such agreements to repurchase are typically overnight to six months.

NOTE 23:    OTHER BORROWED FUNDS

        Included in other borrowed funds are bonds issued by the Group at par on a monthly basis. These bonds, which mature within 1 year of their issue date, had a balance of EUR 295,243 thousand and EUR 473,666 thousand in 2006 and 2007, respectively. The balance includes the syndication loan obtained by Finansbank on 19 November 2007, amounting to USD 425 million with interest rate set to LIBOR plus 0.25%.

        The weighted average interest rates were 15.49% and 11.81% in 2006 and 2007 respectively. These rates are affected by the higher rates applicable in Turkey and foreign banking sector.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 24:    ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES

        Accounts payable, accrued expenses and other liabilities at December 31, comprised:

	2006	2007
	(EUR in thousands)
Accrued expenses and deferred income	86,410	66,962
Amounts due to re-insurers	40,219	50,920
Income and other taxes payable	295,807	142,467
Accounts payable and other	1,467,376	2,044,796
Securities payable	94,543	70,811
Accrued interest and commissions	371,556	366,336
Deferred tax liability	205,524	343,038
Amounts due to third-parties under collection agreements	321,335	74,328
Pension liability	245,725	230,248
Dividends payable	223,769	195,399
Accounts payable of non-financial services sector subsidiaries	19,956	21,333
Amounts due to government agencies	60,808	341,046
European Re-development Fund	31,861	30,316

	3,464,889	3,978,000

NOTE 25:    INSURANCE RESERVES

        Ethniki Hellenic General Insurance Company ("EH"), the insurance company of the Group has consistently made a provision for loss reserves by estimating the potential liability on a claim-by-claim basis. Activity in the liability for unpaid claims and claim adjustment expenses for the year ended December 31, comprises of:

	2006	2007
	(EUR in thousands)
Property and casualty reserves
Reserve for unpaid claims and claim adjustment expenses as at January 1,	487,058	525,683
Incurred claims and claim adjustment expenses:
Provision for insured events of the current year	205,264	180,245
Change in provision for insured events of prior years	23,057	34,438

Total incurred claims and claim adjustment expenses	228,321	214,683
Payments
Claims and claim adjustment expenses attributable to insured events of the current year	(75,947)	(100,789)
Claims and claim adjustment expenses attributable to insured events of prior years	(128,209)	(114,171)

Total payments	(204,156)	(214,960)
Changes in unearned premium reserves	14,460	8,734

Reserves for unpaid claims and claim adjustment expenses as at December 31,	525,683	534,140

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 25:    INSURANCE RESERVES (Continued)

	2006	2007
	(EUR in thousands)
Life insurance reserves
Mathematical and other life insurance reserves at 1 January,	1,050,070	1,207,883
Increase in reserves	301,293	367,720
Paid claims and other movements	(143,480)	(185,444)

Mathematical and other life insurance reserves at 31 December,	1,207,883	1,390,159

Total insurance reserves	1,733,566	1,924,299

Reinsurance arrangements

        The reinsurance program of EH is designed to minimize the Group's exposure to large claims and reduce accumulation against catastrophic risks. The level of risk retained by the Group is determined by the levels of Shareholder Equity, Gross Written Premia and Possible Maximum Loss per type of risk underwritten. In the year 2005 the Group's reinsurance program was redesigned in favor of excess of loss rather than proportional treaties while no major change occurred in the reinsurance programs of 2006 and 2007.

NOTE 26:    LONG-TERM DEBT

        Long-term debt (original maturities of more than one year) at December 31, 2007 comprised:

	Under 1 year	1-5 years	After 5 years	TOTAL
	(EUR in thousands)
By remaining maturity
Senior Debt:
Fixed Rate	143,082	443,650	75,951	662,683
Variable Rate	100,187	2,500,313	—	2,600,500
Subordinated Debt:
Fixed Rate	2,795	—	1,074,718	1,077,513
Variable Rate	—	—	822,274	822,274
Other
Fixed Rate	5,770	43,072	2,723	51,565
Variable Rate	7,273	198,189	5,322	210,784

Total	259,107	3,185,224	1,980,988	5,425,319

        Certain of these debt instruments were issued by 100% owned unconsolidated "finance subsidiaries" of the Bank, NBG Funding Ltd and NBG Finance plc (the "finance subsidiaries"). The Bank has fully and unconditionally guaranteed all securities issued by these companies. There are no restrictions on the ability of these unconsolidated "finance subsidiaries" to transfer funds to the Bank in the form of cash dividends, loans and advances.

        The Group does not consolidate the "finance subsidiaries" following the guidance in FIN 46R. Under this guidance, the Group is not deemed to be the primary beneficiary of the entities. The Group

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 26:    LONG-TERM DEBT (Continued)

does not absorb the majority of the entities' expected losses nor does it receive a majority of the entities' expected returns.

        The proceeds of the instruments issued by NBG Funding were lent to NBG Finance through Eurobond issues and ultimately lent to the Bank under loan agreements with the same terms as each of the instruments referred to above but with a 30 year maturity.

        Long-term debt Senior Notes and the related rates and maturity dates at December 31, comprise:

2007
(In EUR thousands)
Fixed, with a weighted average rate of 6.24%, maturing up until 2013 and denominated in USD	209,261
Fixed, with a weighted average rate of 11.81%, maturing up until 2011 and denominated in TRY	174,780
Fixed, with a weighted average rate of 3.05%, maturing up until 2015 and denominated in EUR	118,261
Fixed, with a weighted average rate of 4.60%, maturing up until 2015 and denominated in BGN	61,981
Fixed, with a weighted average rate of 7.35%, maturing up until 2012 and denominated in RON	98,400

662,683

Variable, with a weighted average rate of 4.85%, maturing up until 2015 and denominated in EUR	1,563,647
Variable, with a weighted average rate of 6.42%, maturing up until 2012 and denominated in USD	1,026,456
Variable, with a weighted average rate of 5.06%, maturing up until 2015 and denominated in BGN	10,397

2,600,500

  Long-Term Senior fixed rate debt:

        USD 125 million Series 2004-B notes issued in November 2004 by a special purpose entity, the proceeds of which were lent to the Bank's subsidiary Finansbank. The notes are secured on Finansbank's diversified payment rights and have a five-year maturity. Interest is 6.1014%, paid quarterly, with no principal payment for two years.

        USD 110 million bonds with a five year maturity and USD 110 million bonds with a seven-year maturity issued in March 2006 by a special purpose entity, the proceeds of which were lent to the Bank's subsidiary Finansbank. Interest is 6.25% and 6.5% respectively, paid semi-annually.

        TRY 300 million, credit card secured non-amortizing loan, with a five-year maturity. Interest is 11.81%, paid quarterly.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 26:    LONG-TERM DEBT (Continued)

        In February 2007, NBG Finance plc, a wholly owned subsidiary of the Bank, issued RON 355 million Fixed Rate Notes, guaranteed by the Bank due in February 2012. Interest is 7.35% and paid semi-annually.

  Long-Term Senior variable rate debt:

        EUR 1,500 million Floating Rate Note issued in May 2007. The note is redeemable in May 2009 and guaranteed by the Bank. The note bears a coupon of 3month EURIBOR plus 8 bps and was priced at a re-offer spread of 11 bps. Interest is paid quarterly. The proceeds of the Note were ultimately lent to the Bank under loan agreements with the terms disclosed above.

        USD 300 million Floating Rate Note issued in October 2007. The note is redeemable in October 2009 and guaranteed by the Bank. The note bears a coupon of 3month USD LIBOR plus 8 bps. Interest is paid quarterly. The proceeds of the Note were ultimately lent to the Bank under loan agreements with the terms disclosed above.

        USD 500 million Series 2005-A Floating Rate Notes issued in March 2005 by a special purpose entity, the proceeds of which were lent to Finansbank. The notes are secured on Finansbank's diversified payment rights and have a seven-year maturity. Interest is determined as the three-month LIBOR plus 180 bps, paid quarterly, with no principal repayment for three years.

        USD 700 million term loan facility in two tranches: USD 479 million with a two-year maturity and interest at LIBOR + 42.5 bps, paid quarterly, and USD 221 million with a three-year maturity and interest at LIBOR + 60 bps, paid quarterly.

        Long-term Subordinated debts and the related rates and maturity date at December 31, comprise:

2007
(In EUR thousands)
Fixed, 6.12% up to February 16, 2010, redeemable on or after Feb. 2015 and denominated in EUR	230,000
Fixed, 6.41% up to November 8, 2016, redeemable on or after Nov. 2016 and denominated in GBP	511,352
Fixed, 2.88%, redeemable on or after June 2015, matures through 2035 and denominated in JPY	181,896
Fixed, 8.84% for the first 5 years and steps up to 11.79% , matures in 2014 and denominated in USD	154,265

1,077,513

Variable, with a weighted average rate of 5.78%, redeemable on or after July 2013 and denominated in EUR	350,000
Variable, with a weighted average rate of 5.78%, redeemable on or after Nov. 2014 and denominated in EUR	350,000
Variable, with a weighted average rate of 5.24%, redeemable on or after Nov. 2014 and denominated in USD	122,274

822,274

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 26:    LONG-TERM DEBT (Continued)

  Long-Term Subordinated fixed rate debt:

        EUR 230 million series D CMS- Linked Subordinated Callable Notes were issued in February 2005. The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part, on February 16, 2015 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate is 6.00% until February 16, 2010 and, thereafter, is determined as the difference of the 10 year EUR CMS mid swap rate minus the 2 year mid swap rate multiplied by four subject to a minimum rate of 3.25% and capped at 10.00% paid annually.

        GBP 375 million series E Fixed/Floating Rate Non-cumulative Guaranteed Non-voting Preferred Securities were issued in November 2006. The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part, on November 2016 or on any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate is 6.2889% until November 8, 2016 and three month LIBOR plus 2.08% thereafter, paid annually until November 8, 2016 and quarterly thereafter.

        JPY 30 billion Callable Subordinated Fixed Rate Notes were issued in June 2005. The securities are due in June 2035 and are guaranteed on a subordinate basis by the Bank. The notes may be redeemed at the option of the Bank in or after June 2015. The notes carry a fixed rate of interest of 2.755%, which is payable semi-annually in arrears.

        USD 200 million Subordinated Callable Notes issued in October 2004. The notes have a 10-year maturity and there is a repayment option at the end of the fifth year. Interest, paid annually, is 9% for the first five years and steps up to 11.79% thereafter.

  Long-Term Subordinated variable rate debt:

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

        EUR 350 million series B CMS-Linked Subordinated Callable Notes were issued in November 2004. The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part, in November 2014 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend is 6.25% for the first year and is then determined as the 10 year EUR CMS mid swap rate plus 12.5 bps reset every six months and capped at 8.00% paid semi-annually.

        USD 180 million series C CMS-Linked Subordinated Callable Notes were issued in November 2004. The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part, in November 2014 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend is 6.75% for the first year and is then determined as the 10 year USD CMS mid swap rate plus 12.5 bps reset every six months and capped at 8.50% paid semi-annually.

        On 25 June 2007 (the first call date), NBG Finance plc redeemed the EUR 750 million Callable Subordinated Floating Rate Notes issued in June 2002.

        "Other" primarily includes fixed rate borrowings of Finansbank and Finans Finansal Kiralama S.A. amounting to EUR 48,205 thousand (of which EUR 17,633, EUR 20,153 and EUR 10,419

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 26:    LONG-TERM DEBT (Continued)

denominated in EURO, TRY and USD respectively) and floating rate borrowings of the above mentioned companies, amounting to EUR 206,830 thousand (of which EUR 153,962, EUR 6,250 and EUR 46,618 denominated in EUR, TRY and USD).

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

        The following table summarizes the Group's off-balance-sheet financial instruments, whose contract amounts represent credit risk, as of December 31:

	2006	2007
	(EUR in thousands)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit:
Commercial and personal.	15,282,264	18,541,224
Commercial real estate	44,991	76,541
Residential real estate	622,607	611,777
Commercial letters of credit.	742,780	857,967
Standby letters of credit and financial guarantees written	5,769,479	6,550,513

        Commitments to Extend Credit.    Commitments to extend credit are agreements to lend to a customer, as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The majority of commitments to extend credit have terms up to one year and are based on EURIBOR/ LIBOR–or other base rates. Management evaluates each customer's credit worthiness in determining the amount of collateral to obtain. Collateral held varies and may include accounts receivable, inventory, property, plant and equipment and real estate.

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

NOTE 28:    OTHER FEES AND COMMISSIONS

        Other fees and commissions as December 31, comprised:

	2005	2006	2007
	(EUR in thousands)
Custody, brokerage & investment banking	74,009	96,472	159,206
Retail lending fees	71,138	63,881	69,294
Corporate lending fees	79,101	112,556	154,740
Banking fees & similar charges	106,246	121,965	163,290
Fund management fees	39,236	62,395	79,955

Total	369,730	457,269	626,485

NOTE 29:    OTHER NON-INTEREST INCOME

        Other non-interest income at December 31, comprised:

	2005	2006	2007
	(EUR in thousands)
Income from insurance operations	616,383	733,330	834,681
Profit on sales of premises and foreclosed assets	49,322	77,643	73,633
Hotel revenues	25,976	28,315	28,967
Other	125,190	142,673	140,229

Total	816,871	981,961	1,077,510

NOTE 30:    OTHER NON-INTEREST EXPENSE

        Other non-interest expense at December 31, comprised:

	2005	2006	2007
	(EUR in thousands)
Insurance claims, reserves movement, commissions and reinsurance premia ceded	539,251	655,941	764,883
Credit card costs	35,362	31,117	48,824
Hotel running costs	25,476	34,911	30,221
Broker costs	7,727	12,994	29,378
Other	308,465	444,037	651,109

Total	916,281	1,179,000	1,524,415

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 30:    OTHER NON-INTEREST EXPENSE (Continued)

        Other refers to consultancy fees paid, rental, promotion and advertising expenses.

NOTE 31:    INCOME TAXES

        The significant components of the provision for income taxes for the years ended December 31, 2005, 2006 and 2007 are as follows:

	2005	2006	2007
	(EUR in thousands)
Tax provision from continuing operations:
Current tax payable domestic	(145,712)	(275,433)	(137,307)
Current tax payable foreign	(22,474)	(37,079)	(94,834)
Deferred taxation domestic	(66,068)	109,785	(85,076)
Deferred taxation foreign	1,468	(11,972)	5,726

Total tax expense	(232,786)	(214,699)	(311,491)

        The allocation of net income before taxes between domestic and foreign is presented in note 37.

        The differences between the statutory income tax rates and the effective tax rates are summarized as follows:

	2005	2006	2007
	(EUR in thousands)
Average statutory income tax rates(1)	30.40%	27.17%	23.99%
Effect of tax-exempt income	(2.70)%	(3.69)%	(4.02)%
Effect of companies with losses	0.43%	(0.65)%	(0.15)%
Non deductible expenses	7.52%	2.87%	3.96%
Non deductible goodwill	0.61%	1.28%	—
Statutory revaluation of fixed assets	(0.06)%	—	0.02%
Effect of change in income tax rate	(1.62)%	0.29%	—
Effect of 5% tax reduction due to merger activity	(2.26)%	(2.19)%	—
General allowance for loans losses recognized only for tax purposes	(3.14)%	(5.39)%	(6.69)%
Other	(0.09)%	(0.36)%	1.27%

Average effective rate	29.09%	19.33%	18.38%

(1)
The average statutory income tax rates are used in view of the fact that the consolidated subsidiaries are taxed under different tax rates depending on the nature of their entrepreneurial activity and the jurisdiction in which taxes are levied.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 31:    INCOME TAXES (Continued)

        The significant components of deferred income tax assets and liabilities at December 31 comprised:

	2006	2007
	(EUR in thousands)
Deferred Tax Assets:
Allowance for loan losses	17,497	1,977
Mark to market valuation of securities and derivative liabilities	132,827	145,042
Retirement Benefits	17,725	16,822
Insurance Reserves	41,851	39,270
Statutory revaluation on fixed assets	305,440	269,470
Other	66,816	100,991

Total deferred tax assets	582,156	573,572

Deferred Tax Liabilities:
Tax free reserves	(110,476)	(117,841)

Other(1)	(95,048)	(225,197)

Total deferred tax liabilities	(205,524)	(343,038)

Net deferred tax asset	376,632	230,534

(1)
Consists mainly of the mark to market valuation of trading, available-for-sale securities and derivative assets and deferred tax on acquisitions.

        The deferred tax on the mark-to-market valuation of securities includes both trading and available-for-sale securities, as most of these mark-to-market gains/losses are not recognized for Greek income tax purposes.

        Following legislation enacted in December 2004, the applicable Greek statutory rate of tax is reduced from 35% for 2004, to 32% for 2005, 29% for 2006 and 25% for 2007 and thereafter. The rate for 2006 applicable to the Bank was 24%, based on a law, which reduced the tax rate by 5% for companies, which effected legal mergers until December 31, 2005.

        Up to December 31, 2006 the tax-free reserves represented profits made on the sale of shares, property, bonds and other similar assets as well as income taxed at privileged rates, such as interest earned on treasury bills and bonds, which were not distributed. These reserves are fully taxed upon distribution and have, therefore, been treated as temporary differences in the deferred tax computations. On January 29, 2008, a new tax law (Law 3634/2008) was enacted, whereby any non-taxed bank reserves of 2007 onwards, deriving from realized gains from stock exchange traded shares, realized gains from stock exchange traded derivatives and unrealized losses from valuation of shares and bonds, which are reflected in the financial statements of a bank approved by the Annual General Meeting of the shareholders, are subject to tax at the current tax rate.

        The Group adopted the provision of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" (FIN 48) on January 1, 2007. FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. The adoption of FIN 48 by the Group had no effect on the Unrecognized Tax Benefit

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 31:    INCOME TAXES (Continued)

("UTB") balance as at January 1, 2007. The beginning UTB balance of EUR 8,448 thousand reconciles to the December 31, 2007 balance in the following table.

Reconciliation of the Change in Unrecognized Tax Benefits

2007
(EUR in thousands)
Balance, January 1, 2007	8,448
Increases related to positions taken during prior years	12,955
Increases related to positions taken during the current year	8,006

Balance, December 31, 2007	29,409

        As of December 31, 2007, the balance of the Group's unrecognized tax benefits, which would, if recognized, affect the Group's effective tax rate was EUR 29,409 thousand.

        As of December 31, 2007, the Group's accrual for penalties that related to income taxes was EUR 2,861 thousand.

        The Group companies files income tax returns in most of the jurisdictions in which it conducts business. We are not aware of positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will be significantly increased or decreased within 12 months of the reporting date.

        The open tax years of the major companies of the Group are as follows:

Company	Open tax years
National Bank of Greece S.A	2005-2007
NBG London Branch (United Kingdom)	2002-2007
Finansbank A.S. (Turkey)	2002-2007
United Bulgarian Bank A.D.–Sofia (Bulgaria)	2005-2007
Vojvodjanska Banka A.D. Novi Sad (Serbia)	2006-2007
Banca Romaneasca S.A. (Romania)	2006-2007
National P&K Securities S.A. (Greece)	2003-2007
NBG Asset Management Mutual Funds S.A. (Greece)	2005-2007
Ethniki Leasing S.A. (Greece)	2001-2007
Ethniki Hellenic General Insurance S.A. (Greece)	2006-2007

NOTE 32:    RELATED PARTY TRANSACTIONS

        The Bank has entered into transactions with its directors, significant shareholders, and affiliates (related parties). The aggregate amount of loans to such related parties totaled EUR 88.3 million and EUR 87.8 million at December 31, 2006 and 2007, respectively. The terms extended to related parties are similar to those extended to unrelated parties. The Bank has also granted a fully collateralized loan to the Lump-Sum Benefit Plan for its employees, a post retirement benefit plan to which the Group does not pay contributions to, the outstanding balance of which was EUR 63.4 million and EUR 58.8 million on December 31, 2006 and 2007 respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 32:    RELATED PARTY TRANSACTIONS (Continued)

        In prior years we disclosed loans to the Hellenic Republic. The Hellenic Republic as at December 31, 2007 was not a related party of the Group.

NOTE 33:    ADDITIONAL PAID-IN CAPITAL

        In 2005, following the legal merger of the Bank with National Investment Company, the Bank raised the par value of the shares from EUR 4.50 to EUR 4.80 thus increasing share capital amount recorded in the balance sheet (by EUR 100,979 thousand in 2005). This capitalization was effected through Additional paid in Capital. There was no effect on basic and diluted earnings per share.

        On June 1, 2006, the 2nd Repeat General Meeting of the Bank's shareholders approved the share capital increase of EUR 3 billion through a rights issue to existing shareholders at a ratio of 4 new shares to 10 existing at a price of EUR 22.11 for each new share. The share capital increase was completed and fully subscribed on July 5, 2006 and was authorized by Approval K2-10274/7.7.2006 of the Ministry of Development. Consequently, the Bank's share capital was increased by EUR 678,539 thousand with the issue of 135,707,764 new shares. The difference from the issue of shares above par value of a total amount of EUR 2,321,960 thousand less the share capital issue costs net of tax of EUR 64,063 thousand was credited to the "additional paid-in-capital".

        On March 31, 2006, following the legal merger of the Bank with National Real Estate Company, the Bank raised the par value of the shares from EUR 4.80 to EUR 5.00 thus increasing share capital amount recorded in the balance sheet (by EUR 67,854 thousand in 2006). This capitalization was effected through Additional paid-in Capital. There was no effect on basic and diluted earnings per share.

        On December 21, 2006, following the Bank's stock option program the share capital was increased by EUR 1,550 thousand with the issue of 310,043 shares. The difference from the issue of shares above par value of a total amount of EUR 5,829 thousand was credited to the "additional paid-in-capital". Furthermore, the total compensation cost for 2006 from share options amounted to EUR 6,383 thousand and was credited to "additional paid-in-capital".

        On May 25, 2007, the Bank's shareholders at the Annual General Meeting approved the increase of the Bank's share capital by EUR 1,750 thousand through capitalization of profits. A total of 350,000 common registered shares were issued, of a nominal value of EUR 5.00. The newly issued shares were distributed to the personnel of the Bank as bonus shares. The total compensation cost for 2007 from bonus shares amounted to EUR 4,336 thousand and was credited to "additional paid-in-capital.

        On November 1, 2007, the BoD of the Bank approved the issue of a further 496,500 share options under the stock options program approved by the repeat General Meeting of Shareholders on June 22, 2005. Furthermore, on November 1, 2007, the BoD of the Bank approved the issue of a further 3,014,100 share options under the stock options program approved by the second repeat General Meeting of Shareholders on June 1, 2006. On December 20, 2007, following the completion of the exercise period of the share options that were vested with the approval of the Board of Directors, a total of 1,561,242 shares were issued, of a nominal value of EUR 5.00 and exercise price of EUR 23.80 for 1,157,667 shares and EUR 23.00 for 403,575 shares.

        The difference from the issue of shares above par value of a total amount of EUR 29,028 thousand was credited to the "additional paid-in-capital". Furthermore, the total

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 33:    ADDITIONAL PAID-IN CAPITAL (Continued)

compensation cost for 2006 derived from share options amounted to EUR 29,457 thousand and was credited to "additional paid-in-capital".

NOTE 34:    EARNINGS PER SHARE

        Basic earnings per share is computed by dividing net income for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year (amounts in EUR thousand, except share and per share data).

	2005	2006	2007
Net income	555,194	858,064	1,318,791
Net income adjusted for diluted computation	555,194	858,064	1,318,791
Weighted average common shares outstanding at December 31, 2007	345,793,420	417,341,186	474,892,963
New shares relating to stock dividend (note 42)	19,067,838	19,067,838	19,067,838
Adjusted weighted average common shares outstanding	364,861,258	436,409,024	493,960,801
Dilutive shares	—	35,957	1,040,965

Adjusted weighted average common shares outstanding for dilutive earnings per share	364,861,258	436,444,981	495,001,766
Basic EPS—Income from continuing operations	1.44	1.83	2.67
Basic EPS—Net income	1.52	1.97	2.67
Diluted EPS—Income from continuing operations	1.44	1.83	2.66
Diluted EPS—Net income	1.52	1.97	2.66

        The per-share computations above reflect the additional shares relating to the stock-dividend as described in note 42(b).

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

        As of December 31, 2007, the Bank was adequately capitalized under the applicable regulatory framework. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based and Tier I risk based ratios as set forth in the table below. There are no conditions or events since December 31, 2007 that management believes have changed the Bank's compliance with capital requirements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 35:    REGULATORY MATTERS (Continued)

        The Bank's actual capital amounts and ratios are also presented in the table below (amounts are expressed in EUR thousand, except ratios):

	Actual		For Capital Adequacy Purposes Minimum Required
	Amount	Ratio	Amount	Ratio
As of December 31, 2007:
Total Capital	7,269,038	17.1%	3,402,800	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	6,149,842	14.5%	1,701,400	4.0%
(to Risk-Weighted Assets)
As of December 31, 2006:
Total Capital	8,071,217	23.1%	2,792,980	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	5,568,561	15.9%	1,396,490	4.0%
(to Risk-Weighted Assets)
As of December 31, 2005:
Total Capital	4,574,768	16.8%	2,176,505	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	2,525,997	9.3%	1,088,252	4.0%
(to Risk-Weighted Assets)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 35:    REGULATORY MATTERS (Continued)

        The actual capital amounts and ratios for the Group are presented in the table below (amounts are expressed in EUR thousand, except ratios):

	Actual		For Capital Adequacy Purposes Minimum Required
	Amount	Ratio	Amount	Ratio
As of December 31, 2007:
Total Capital	5,426,552	10.25%	4,236,211	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	4,881,207	9.22%	2,647,632	5.0%
(to Risk-Weighted Assets)
As of December 31, 2006:
Total Capital	6,778,382	15.6%	3,480,955	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	5,377,673	12.4%	2,175,597	5.0%
(to Risk-Weighted Assets)
As of December 31, 2005:
Total Capital	4,756,946	15.2%	2,504,619	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	3,854,903	12.3%	1,565,386	5.0%
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

        The following information should not be interpreted as an estimate of the fair value of the entire Group. A fair value calculation is only provided for a limited portion of the Group's assets. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Group's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Group's financial instruments at December 31, 2006 and 2007:

        Cash, deposits, repos, money market investments.    The carrying amount of cash, deposits with central bank and other banks, repurchase and resale agreements and money market investments approximates their fair value.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 36:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        Trading, marked-to-market through profit or loss and available for sale securities.    Fair value of trading, marked-to-market through profit or loss and available for sale assets, which also is the amount recognized in the consolidated balance sheet, is based on quoted market prices of comparable instruments. For debt instruments, for which such quoted market prices are not available the fair value is estimated using discounted cash flow analysis based on contractual cash flows discounted at the corresponding market rates.

        Derivative Financial Instruments.    All derivatives are recognized on the balance sheet at fair value. For exchange traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealer quotes, pricing models, discounted cash flow analysis or quoted prices for instruments with similar characteristics.

        Loans.    Fair value is estimated using discounted cash flow models. The discount rates are based on current market interest rates for loans with similar terms to borrowers of similar credit quality. For variable rate commercial loans that re-price frequently (within a relatively short time frame) and have no significant change in credit risk, fair value is based on carrying amount. Fair value for impaired loans is estimated using discounted cash flow analysis or underlying collateral values, where applicable.

        Deposits.    The fair value for demand deposits and deposits with no defined maturity is determined to be the amount payable on demand at the reporting date. The fair value for fixed-maturity deposits is estimated using discounted cash flow models based on rates currently offered for the relevant product types with similar remaining maturities.

        Other borrowed funds & Long-Term Debt.    Fair value is estimated using market prices, or if such are not available, using a discounted cash flow analysis, based on current market rates of similar maturity debt securities.

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

	2006		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(EUR in thousands)		(EUR in thousands)
Financial Assets:
Cash and due from banks	1,863,974	1,863,974	4,226,768	4,226,768
Deposits with central bank	2,110,191	2,110,191	2,372,145	2,372,145
Securities purchased under agreements to resell	2,398,097	2,398,097	1,415,688	1,415,688
Interest bearing deposits with banks	2,272,043	2,270,151	1,777,422	1,777,446
Money market investments	367,653	367,653	254,034	254,034
Trading assets	7,374,207	7,374,207	6,678,634	6,678,634
Financial instruments marked to market through profit or loss	5,307,946	5,307,946	5,692,692	5,692,692
Derivative assets	325,013	325,013	334,783	334,783
Securities available-for-sale	4,155,066	4,155,066	4,550,227	4,550,227
Loans, net of allowance	42,532,086	43,555,342	54,427,540	54,943,425
Accrued interest receivable	700,660	700,660	843,675	843,675

Total financial assets	69,406,936	70,428,300	82,573,608	83,089,517

Financial Liabilities:
Total deposits	55,886,085	55,820,187	66,872,882	66,822,922
Securities sold under agreements to repurchase	3,037,503	3,037,503	3,509,525	3,509,397
Derivative liabilities	423,685	423,685	1,071,806	1,071,806
Other borrowed funds	295,243	302,089	473,666	471,706
Long-term debt	4,445,565	4,412,288	5,425,319	5,321,106

Total financial liabilities	64,088,081	63,995,752	77,353,198	77,196,937

NOTE 37:    SEGMENT INFORMATION

        The Group is a diversified financial services company operating primarily in Greece with operations in various countries including the United Kingdom, SE Europe (namely Bulgaria, Romania, Serbia, F.Y.R.O.M.), Luxemburg, Cyprus, South Africa, Egypt, the Netherlands (closed down in 2005) and North America operations (United States and Canada, closed down in 2006) and from 2006 in Turkey.

        NBG Group manages its business through the following operating segments:

Banking Greek

        The Banking Greek includes retail banking and corporate banking. Retail banking manages all individual customers, professionals, small-medium and small sized companies (companies with annual turnover of up to EUR 2.5 million). The Bank, through its extended network of branches, offers to its

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    SEGMENT INFORMATION (Continued)

retail customers various types of deposit and investment products as well as a wide range of traditional services and products. Corporate banking offers a wide range of products to all large and medium-sized companies, including deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade services activities.

Banking Foreign

        The Group's international banking activities, except Turkish operations, include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits.

Banking Turkey

        Following the acquisition of Finansbank, the Group's banking activities in Turkey include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits of Finansbank and its subsidiaries.

Investment Banking

        Investment banking includes financial and investment advisory services to corporate customers.

Global Investment & Private Banking

        Global Investment & Private Banking includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

        The Group offers a wide range of insurance products through the subsidiary companies, Ethniki Hellenic General Insurance Company, Bancassurance and Finansbank's subsidiary.

Other – Greek

        It mainly includes proprietary real estate management, hotel and warehousing business.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    SEGMENT INFORMATION (Continued)

	Total Assets		Interest Income		Interest expense		Non-interest income		Non-interest expense
	(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%
December 31, 2005:
Banking–Greek	46,975,406	78.3	1,965,193	77.7	617,964	69.8	488,964	32.9	1,074,221	51.0
Banking Foreign	8,035,375	13.4	399,568	15.8	217,340	24.6	189,267	12.7	210,185	10.0
Investment banking	265,454	0.4	1,331	0.1	40	—	44,389	3.0	22,135	1.1
Global Investment & Private Banking	28,865	0.0	929	0.0	—	—	9,455	0.6	9,109	0.4
Insurance	1,604,622	2.7	23,286	0.9	1,646	0.2	685,800	46.0	672,655	31.9
Other–Greek(1)	343,260	0.6	81	—	131	0.0	48,898	3.3	47,025	2.2

Continuing operations	57,252,982	95.4	2,390,388	94.5	837,121	94.6	1,466,773	98.5	2,035,330	96.6
Discontinued operations	2,754,517	4.6	139,069	5.5	47,738	5.4	22,764	1.5	71,828	3.4

Total	60,007,499	100.0	2,529,457	100.0	884,859	100.0	1,489,537	100.0	2,107,158	100.0

	Net income before taxes		Income Tax (Expense)/Benefit		Depreciation and amortization expense
	(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%
December 31, 2005:
Banking–Greek	571,328	70.8	(176,583)	70.3	55,933	60.8
Banking Foreign	126,942	15.7	(16,247)	6.5	19,441	21.1
Investment banking	23,545	2.9	(7,376)	2.9	315	0.3
Global Investment & Private Banking	1,274	0.2	(2,365)	0.9	63	0.1
Insurance	34,785	4.4	(23,871)	9.5	6,133	6.7
Other–Greek(1)	1,823	0.2	(6,344)	2.5	2,222	2.4

Continuing operations	759,697	94.2	(232,786)	92.6	84,107	91.4
Discontinued operations	46,773	5.8	(18,490)	7.4	7,865	8.6

Total	806,470	100.0	(251,276)	100.0	91,972	100.0

	Total Assets		Interest Income		Interest expense		Non-interest income		Non-interest expense
	(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%
December 31, 2006:
Banking–Greek	52,490,658	69.3	2,339,366	66.3	877,068	62.0	591,820	32.5	1,222,410	47.1
Banking Foreign	10,066,336	13.3	597,798	16.9	253,411	17.9	158,484	8.7	207,450	8.0
Banking Turkey	10,706,009	14.1	530,900	15.0	270,507	19.1	120,467	6.6	255,695	9.9
Investment banking	224,552	0.3	5,403	0.2	84	0.0	66,653	3.7	31,944	1.2
Global Investment & Private Banking	11,976	0.0	573	0.0	—	—	7,509	0.4	9,562	0.4
Insurance	1,938,699	2.6	28,726	0.8	1,349	0.1	773,952	42.4	809,940	31.1
Other–Greek(1)	275,508	0.4	8	—	—	—	38,398	2.1	44,458	1.7

Continuing operations	75,713,738	100.0	3,502,774	99.2	1,402,419	99.1	1,757,283	96.4	2,581,459	99.4
Discontinued operations	—	—	29,732	0.8	12,672	0.9	65,979	3.6	14,288	0.6

Total	75,713,738	100.0	3,532,506	100.0	1,415,091	100.0	1,823,262	100.0	2,595,747	100.0

(1)
Included in Other–Greek are non-financial services subsidiaries in Greece. The information reported to management for purposes of making decisions about allocating resources to each segment and assessing its performance does not materially differ from the information presented above.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    SEGMENT INFORMATION (Continued)

	Net income before taxes		Income Tax (Expense)/Benefit		Depreciation and amortization expense
	(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%
December 31, 2006:
Banking–Greek	606,337	56.0	(136,068)	60.3	56,313	56.3
Banking Foreign	272,905	25.2	(19,353)	8.6	21,556	21.6
Banking Turkey	111,674	10.3	(34,347)	15.2	14,022	14.0
Investment banking	40,028	3.7	(13,900)	6.2	185	0.2
Global Investment & Private Banking	(1,704)	(0.2)	(3,001)	1.3	70	0.1
Insurance	(8,611)	(0.8)	(7,759)	3.4	5,742	5.7
Other–Greek(1)	(6,053)	(0.6)	(271)	0.1	792	0.8

Continuing operations	1,014,576	93.6	(214,699)	95.1	98,680	98.7
Discontinued operations	69,326	6.4	(11,139)	4.9	1,300	1.3

Total	1,083,902	100.0	(225,838)	100.0	99,980	100.0

	Total Assets		Interest Income		Interest expense		Non-interest income		Non-interest expense
	(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%
December 31, 2007:
Banking–Greek	61,825,219	68.0	3,017,118	53.8	1,351,842	51.6	604,663	28.2	1,318,102	39.8
Banking Foreign	11,383,090	12.5	797,626	14.2	391,634	15.0	327,053	15.2	314,289	9.5
Banking Turkey	14,180,871	15.6	1,747,769	31.2	874,275	33.3	180,302	8.4	635,048	19.2
Investment banking	1,177,722	1.3	8,417	0.2	572	0.0	103,283	4.8	64,633	2.0
Global Investment & Private Banking	9,030	0.0	568	0.0	—	—	12,162	0.6	9,602	0.2
Insurance	2,107,459	2.3	34,742	0.6	1,416	0.1	881,572	41.0	930,035	28.1
Other–Greek(1)	277,257	0.3	—	—	145	0.0	38,845	1.8	41,490	1.2

Continuing operations	90,960,648	100.0	5,606,240	100.0	2,619,884	100.0	2,147,880	100.0	3,313,199	100.0
Discontinued operations	—	—	—	—	—	—	—	—	—	—

Total	90,960,648	100.0	5,606,240	100.0	2,619,884	100.0	2,147,880	100.0	3,313,199	100.0

	Net income before taxes		Income Tax (Expense)/ Benefit		Depreciation and amortization expense
	(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%
December 31, 2007:
Banking–Greek	832,458	51.1	(198,539)	63.7	49,320	35.3
Banking Foreign	389,899	23.9	(17,632)	5.7	31,178	22.3
Banking Turkey	376,227	23.1	(71,820)	23.1	52,087	37.2
Investment banking	46,495	2.8	(9,908)	3.2	956	0.7
Global Investment & Private Banking	3,128	0.2	(4,721)	1.5	103	0.1
Insurance	(15,137)	(0.9)	(7,230)	2.3	5,945	4.3
Other–Greek(1)	(2,788)	(0.2)	(1,641)	0.5	222	0.1

Continuing operations	1,630,282	100.0	(311,491)	100.0	139,811	100.0
Discontinued operations	—	—	—	—	—	—

Total	1,630,282	100.0	(311,491)	100.0	139,811	100.0

(1)
Included in Other–Greek are non-financial services subsidiaries in Greece. The information reported to management for purposes of making decisions about allocating resources to each segment and assessing its performance does not materially differ from the information presented above.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:    EMPLOYEE BENEFIT PLANS

a)    Defined Contribution Main Pension Plans Covered by Greek Law 3655/2007

        In common with other large companies in Greece that are, or were, in the public sector, the employees of the Bank and certain of our subsidiaries participate in employee-managed pension schemes.

National Bank of Greece Employee Main Pension Plan

        The Bank's employees' Main Pension Plan provides for defined contributions to be made by the Bank at a rate of 26.5% of the employee's salary, for employees who joined any social security plan prior to January 1, 1993. The corresponding rate for employees insured by any social security fund after that date is 13.33%. Following legislation passed in April 2008, the Bank's main pension plan will be incorporated into the main pension branch of the state-sponsored social security fund IKA-ETAM as of August 1, 2008. Pursuant to this legislation, which must be enacted by Ministerial Decree in order to come into force, the Bank will contribute EUR 25.5 million into IKA-ETAM per year for 15 years starting from December 2009. The Bank has contested these payments as unfair compared to those imposed to other banks and has reserved all legal rights. The April 2008 legislation also prescribes that employer contributions made by the Bank to the existing funds to be merged into IKA-ETAM, will be reduced every three years in equal increments, starting in 2013 from 26.5% until they reach 13.33% for employees who joined any social security plan prior to January 1, 1993. Employee contributions, for employees insured by any social security fund before 1.1.1993, will be reduced to 6.67% in the same period, from 11%. Employees insured by any social security fund after 1.1.1993 already pay contributions at 6.67%. Contributions made to this fund by the Bank totaled EUR 93.8 million, EUR 98.2 million and EUR 107.1 million in 2005, 2006 and 2007 respectively.

Ethniki Hellenic General Insurance Co ("EH") Employee Plan (T.A.P.E.)

        The main pension branch of EH post retirement and health plan will also be incorporated into the main pension branch of the state-sponsored social security fund IKA-ETAM as of August 1, 2008. Employer contributions made by EH to the existing funds to be merged into IKA-ETAM, will be reduced every three years in equal increments until they are reduced to 13.33% from 20% for employees who joined any social security plan prior to January 1, 1993. T.A.P.E. also provides for health benefits to its members. Employer contributions to this plan totaled EUR 10.8 million both in 2005 and 2006 and EUR 11.1 million in 2007.

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

        New legislation passed in 2005 and 2006 (Law 3371/2005, as amended) as mentioned previously, provides that employees that were hired by the Bank from January 1, 2005 and thereafter are insured in the state auxiliary pension plan IKA-ETEAM. Employees hired before January 1, 2005 and

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:    EMPLOYEE BENEFIT PLANS (Continued)

pensioners of the bank will also be covered by the same plan should the interested parties (employees and employers) decide to dissolve the Bank's auxiliary plan. In this case employees will be expected to make contributions to this fund, which will be a percentage of the salaries paid. The exact percentage will be assessed through a special financial study. The new law also provides for the creation of a new Insurance Fund of Bank Employees and pensioners insured in the social security system before January 1, 1993 ("ETAT"), that will pay additional benefits to the aforementioned employees and pensioners, being the difference between those provided by the existing auxiliary plan and those provided by IKA-ETEAM.

        In April 2006, the Bank applied under Law 3371/2005, as amended, to merge its Auxiliary Pension Fund into ETAT. An independent financial study commissioned by the Ministry of Finance pursuant to this legislation will be carried out to assess the contribution of the employer to the fund.

National Bank of Greece Auxiliary Pension Plan

        The Bank's employees' Auxiliary Pension Plan provides for defined contributions to be made by the Bank at a rate of 9.0% of the employee's salary. Such contributions totaled EUR 33 million, EUR 35.5 million and EUR 39.3 million in 2005, 2006 and in 2007 respectively. Employees contribute at a rate of 3.5% of their salary. The benefits paid by the Fund are determined by a formula, which takes into account years of service with the Bank and the employee's final pensionable pay.

c)     Defined Contribution Plans Other Than Pensions

National Bank of Greece Health Plan (T.Y.P.E.T.)

        T.Y.P.E.T. is accounted for as a defined contribution plan according to Law 3029/2002. The Bank has no legal obligation to contribute any amounts in excess of its defined contributions of 6.25% of employees' salaries. Contributions to this plan totaled EUR 22.7 million, EUR 24.9 million and EUR 27.8 million in 2005, 2006 and in 2007 respectively.

        T.A.P.E. mentioned above also falls into this category.

d)    Other Defined Contribution Plans

        The Group makes contributions to other defined contribution pension plans. Group contributions to these plans totaled approximately EUR 1.1 million, EUR 2.4 million and EUR 2.9 million in 2005, 2006 and 2007 respectively.

e)     National Bank of Greece Lump Sum Benefit Plan

        The Bank does not make any contributions to this plan. The Bank has granted a loan to the plan, the outstanding balance of which was EUR 63.4 million and EUR 58.8 million on December 31, 2006 and 2007 respectively, maturing in 2020, bearing interest at three-month Euribor and fully collateralized.

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

        Net periodic pension costs for these defined benefit plans include the following components for the years ended December 31:

	2005	2006	2007
	(EUR in thousands)
Service cost	11,625	11,777	14,327
Interest cost	17,729	15,310	17,688
Expected return on plan assets	(7,523)	(8,740)	(10,982)
Amortization of actuarial losses	4,685	5,298	3,536
Amortization of prior year cost	53	393	81
Costs of additional benefits	2,386	38,793	36,782
Other expense	5,670	557	402

Net periodic pension cost	34,625	63,388	61,834

        Included in cost of additional benefits in 2006 are costs of voluntary retirement schemes of Group companies National Management and Organization Company ("Ethnokarta") EUR 15.6 million, Ethniki Insurance EUR 15.0 million and ASTIR Palace Vouliagmenis EUR 8.0 million, as well as small costs of additional payments to employees by Group banks UBB and Stopanska.

        Included in cost of additional benefits in 2007 are costs of voluntary retirement schemes of Group companies: Ethniki Insurance EUR 29.5 million, the former National Management and Organization Company ("Ethnokarta") which was merged into the Bank in October 2007 EUR 5.0 million and ASTIR Palace Vouliagmenis EUR 1.4 million, as well as small costs of additional payments to employees mainly by Group banks Finansbank A.S. and Vojvodjanska.

        Weighted average assumptions used to determine the net periodic pension cost for the years ended December 31:

	2005	2006	2007
Discount rate	5.2%	4.3%	4.7%
Expected return on plan assets	6.3%	6.4%	7.5%
Rate of compensation increase	4.1%	4.1%	4.6%

        To set the expected long-term rate of return assumptions the Group, in consultation with its advisors, uses forward-looking assumptions in the context of historical returns and volatilities of each asset class as well as correlations among asset classes. The expected long-term rate of return assumption is annually adjusted based on revised expectations of future investment performance of the overall capital markets, as well as changes to local regulations affecting investment strategy. The weighted average expected long-term rate of return assumption used in computing the 2007 net periodic pension cost was 7.5%.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:    EMPLOYEE BENEFIT PLANS (Continued)

        The aggregated funding status recognized in the consolidated balance sheet is reconciled below as follows for the years ended December 31:

	2005	2006	2007
	(EUR in thousands)
Change in pension benefit obligation ("PBO"):
PBO, beginning of year	400,240	372,109	392,106
Acquisition/Disposal of subsidiaries	—	8,236	5,226
Discontinued operations	(26,730)	—	—
Service cost	11,625	11,777	14,327
Interest cost	17,729	15,310	17,688
Employee contributions	6,451	6,128	7,366
Actuarial loss (gain)	32,704	19,210	(4,109)
Adjustment for disposal and other	1,722	231	920
Benefits paid from the Fund	(42,016)	(33,773)	(25,823)
Benefits paid directly by the company	(20,964)	(34,144)	(21,554)
Settlements/Terminations/Curtailments	(8,652)	26,763	27,259
Prior service cost arising over last period	—	259	35

PBO, end of year	372,109	392,106	413,441

	2005	2006	2007
	(EUR in thousands)
Change in plan assets:
Fair value, beginning of year	156,267	141,172	146,402
Discontinued operations	(24,612)	—	—
Actual return on assets	34,042	8,871	41,762
Employer contributions	11,039	24,141	13,486
Employee contributions	6,451	6,128	7,366
Expenses	—	(158)	—
Benefits paid	(42,016)	(33,773)	(25,823)

Fair value, end of year	141,171	146,381	183,193

Funded status, end of year	(230,938)	(245,725)	(230,248)

        The weighted-average assumptions used in determining the benefit obligation of such plans at December 31 are as follows:

	2005	2006	2007
Discount rate	4.4%	4.7%	5.4%
Rate of compensation increase	4.1%	4.6%	4.6%
Pension increase	2.5%	2.5%	2.5%

        The accumulated benefit obligation as of December 31, 2006 and 2007 was EUR 294,667 thousands and EUR 330,655 thousands, respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:    EMPLOYEE BENEFIT PLANS (Continued)

        Additional year-end information for pension plans with accumulated benefit obligations in excess of plan assets:

	2006	2007
	(EUR in thousands)
Projected benefit obligation	265,269	283,145
Accumulated benefit obligation	200,912	224,828
Fair value of plan assets	49,535	54,488

        For the financial year ended December 31, 2005, the Group recognized a pension liability in other comprehensive income and an intangible asset, to the extent where the accumulated benefit obligation exceeded the fair value of plan assets. On December 31, 2005, past service cost amounted to EUR 0.7 million and actuarial loss amounted to EUR 75 million. Of the aforementioned amounts EUR 0.7 million was recognized as an intangible asset and EUR 34.0 million was recognized as a pension liability on December 31, 2005.

        On December 31, 2006, the Group adopted SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" which requires the recognition of a plan's over-funded or under-funded status as an asset or liability with an offsetting adjustment to Accumulated OCI. SFAS 158 requires the determination of the fair values of a plan's assets at a company's year-end and recognition of actuarial gains and losses, prior service costs or credits, and transition assets or obligations as a component of Accumulated OCI. These amounts will be subsequently recognized as components of net periodic benefit costs.

        Further, actuarial gains and losses that arise in subsequent periods that are not initially recognized as a component of net periodic benefit cost will be recognized as a component of Accumulated OCI. Those amounts will subsequently be recognized as a component of net periodic benefit cost as they are amortized during future periods. The adoption of SFAS 158 had no effect on the Group's Consolidated Statement of Income for the year ended December 31, 2006, or for any year presented.

        The amount recognized in the statement of financial position on December 31, 2006 and 2007 respectively was EUR 245.7 million and EUR 230.2 million. Amounts recognized in accumulated other comprehensive income on December 31, 2006 and 2007 respectively were a transition obligation of nil and nil, past service cost of EUR 0.5 million and EUR 0.4 million and net actuarial losses of EUR 77.1 million and EUR 28.9 million.

        Included in Other Comprehensive Income as at December 31, 2006 is EUR 5.4 million relating to our associated company AGET Heracles, which was sold in April 2007.

        The estimated amounts to be amortized from accumulated other comprehensive income into net periodic benefit cost during financial year 2008 are EUR 0.05 million of prior service cost and EUR 1.1 million of net actuarial loss.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:    EMPLOYEE BENEFIT PLANS (Continued)

        The following table indicates actual and targeted plan asset allocation for the Group's funded defined benefit pension plans:

	Target Allocation	Percentage of Plan Assets as at December 31
	2008	2007	2006
Asset category:
Equity securities	65%-80%	75%	70%
Real estate	3%-10%	2%	2%
Other	15%-35%	23%	28%

		100%	100%

        The overall investment objective of the Group is to optimize returns at an acceptable level of risk within the requirements of the local laws, where applicable.

        Equity securities include common stock of the Bank at the amount of EUR 103.2 million (70.5% of total plan assets) and EUR 137.8 million (75% of total plan assets) at December 31, 2006 and 2007 respectively. As at December 31, 2007 the Bank's shares included in the plan assets were 2.9 million (no shares purchased and 23,000 shares sold during 2007). Dividends received on such shares during 2007 amount to EUR 3 million. There was no Group debt included in the Plan Assets in 2006 and 2007 respectively.

        Benefit payments projected to be made from the defined benefit Pension Plans are as follows:

Benefit payments projected
(EUR in thousands)
2008	71.650
2009	19.165
2010	26.287
2011	31.049
2012	29.629
2013-2017	200.140

        The Group expects to contribute EUR 13 million in 2008 with respect to defined benefit plans.

NOTE 39:    SHARE BASED PAYMENT

        On June 22, 2005, at a General Meeting of Shareholders, a stock option program ("Program A") was approved for the executive members of the Board of Directors, management and staff of the Group. The maximum number of new ordinary shares to be issued under Program A was set at €2.5 million and adjusted to €3.5 million as a consequence of the 4 to 10 share capital increase in 2006. Program A shall last for five years and expires in 2010.The strike price shall be within the range of EUR 5 per share to 70% of the average market price thereof within the time period from January 1 of the year the options are granted until the date they can be exercised.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 39:    SHARE BASED PAYMENT (Continued)

        At the repeat General Meeting of Shareholders on June 1, 2006, a new Group-wide stock option program ("Program B") was approved for the Bank's executive members of the Board of Directors, management and staff of the Group. The maximum number of new ordinary shares to be issued under Program B was set at €2.5 million and adjusted to €3.5 million as a consequence of the 4 to 10 share capital increase in 2006. Program B shall last five years and expires in 2011.The strike price shall be within a range of EUR 5 per share to 70% of the average market price thereof within the time period from the date following the date of the General Meeting (i.e. June 1, 2006).

        On June 28, 2007 the repeat General Meeting of the Shareholders of the Bank approved a new Group-wide stock option plan ("Program C") for the Bank's executive members of the Board of Directors, management and staff of the Group. The new Program shall last eight years and expires in 2015. The stock option must be granted up until 2010. The maximum number of new ordinary shares to issue under the Program C shall be 12 million. The maximum number of options that can be granted per year cannot exceed 1% of the total number of ordinary shares outstanding. The strike price shall be within the range of €5 to 85% of the average price thereof within the time period from January 1 of the year the options are granted until the October 31, of the same year. No options have yet been issued under this program.

        On November 29, 2006, the Board of Directors approved the issue of 2,992,620 share options under the Program A. The exercise price was set at EUR 23.8 per share. The fair value of the granted share options amounted to EUR 32.6 million. The vesting conditions were as follows:

  •
  15% of the options: vested immediately in 2006

  •
  35% of the options: vested in 2007

  •
  50% of the options: will vest in November 30, 2008

        The vested options are exercisable between December 6 and December 15 for 2006 and between December 1 and December 10 for each subsequent year until 2010. After that date any unexercised options are cancelled. The options are forfeited if the employee leaves or is fired with cause from the Group before the options vest.

        Between December 6 and 15, 2006, 310,043 out of a maximum 448,893 vested share options, with fair value of EUR 3.4 million, were exercised. The balance of 138,850 vested share options had not been exercised by December 31, 2006. The total cash received from the exercised share options amounted to EUR 7,379, of which EUR 1,550 increased common stock while the remaining the additional paid-in capital.

        On November 1, 2007, the BoD of the Bank approved the issue of an additional 496,500 share options under Program A with the same exercise price. The vesting conditions were as follows:

  •
  15% of the options vested in 2007

  •
  35% of the options will vest on November 30, 2008

  •
  50% of the options will vest on November 30, 2009

        Therefore, the total shares granted under Program A amounted to 3,489,120.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 39:    SHARE BASED PAYMENT (Continued)

        On November 1, 2007, the Board of Directors approved the issuance of 3,014,100 share options under Program B. The exercise price was set at €23.00 per share. The vesting conditions were as follows:

  •
  15% of the options: vested in 2007

  •
  15% of the options: vest on May 31, 2008

  •
  30% of the options: vest on May 31, 2009

  •
  40% of the options: vest on May 31, 2010

        The vested options are exercisable as follows:

  •
  Between December 3 and December 10, 2007: up to 15% of the options.

  •
  Between June 1 and June 10, 2008: up to 30% of the options.

  •
  Between June 1 and June 10, 2009: up to 30% of the options, subject to the beneficiary remaining with the Group or up to 60% of the options, subject to the beneficiary remaining with the Group and to the achievement of a minimum target EPS for 2008.

  •
  Between June 1 and June 10, 2010: up to 30% of the options, subject to the beneficiary remaining with the Group or up to 60% of the options, subject to the beneficiary remaining with the Group and to the achievement of a minimum target EPS for 2008 or up to 100% of the options subject to the beneficiary remaining with the Group and to the achievement of a minimum target EPS for 2009.

  •
  Between June 1 and June 10, 2011: up to 30% of the options, subject to the beneficiary remaining with the Group or up to 60% of the options, subject to the beneficiary remaining with the Group and to the achievement of a minimum target EPS for 2008 or up to 100% of the options subject to the beneficiary remaining with the Group and to the achievement of a minimum target EPS for 2009.

        After that date the unexercised options are cancelled. The options are forfeited if the employee is fired from the Group with cause before the options are exercised.

        Between December 1 and 10, 2007, 1,561,242 out of a maximum 1,702,149 vested share options were exercised. The balance of 140,907 vested share options has not been exercised by December 31, 2007.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 39:    SHARE BASED PAYMENT (Continued)

        Details of the share options outstanding during the period to December 31, 2007 and December 31, 2006 are as follows:

Stock options	Balance	Average price	Weighted average remaining contractual term	Aggregate Intrinsic value
		(EUR)		(EUR)
Outstanding at January 1, 2006	—	—
Granted during the year	2,992,620	23.80
Exercised during the year	(310,043)	23.80		3,441,477

Outstanding at December 31, 2006	2,682,577	23.80	3.97	29,776,602

Vested but not exercised at December 31,2006	138,850	23.80	3.97	1,541,233

Stock options	Balance	Average price	Weighted average remaining contractual term	Aggregate Intrinsic value
		(EUR)		(EUR)
Outstanding at January 1, 2007	2,682,577	23.80
Granted during the year	3,510,600	23.11
Cancelled during the year	(18,720)	23.80
Exercised during the year	(1,561,242)	23.59		36,516,514

Outstanding at December 31, 2007	4,613,215	23.35	3.23	108,535,144

Vested but not exercised at December 31, 2007	140,907	23.55	2.96	3,301,456

        The average exercise price per option was EUR 23.80 and EUR 23.55 for 2006 and 2007 respectively and the weighted average remaining contractual term of options outstanding is 3.97 and 3.23 years for 2006 and 2007 respectively. As of December 31, 2007, there was EUR 19.8 million of total unrecognized compensation cost related to non vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 1.1 years.

        The estimated fair value of the options granted is EUR 10.91 and EUR 17.66 for each option for 2006 and 2007 respectively. The total fair value of options vested during 2006 and 2007 was EUR 4,897 thousand and EUR 20,639 thousand. This fair value was calculated using the Black-Scholes option-pricing model. The inputs into the model were as follows:

Option pricing model—Inputs	2006	2007
Share price	EUR 34.62	EUR 41.00
Weighted Average Exercise price	EUR 23.80	EUR 23.12
Exercise period (years)	1.96	2.02
Expected volatility	20.0%	24.0%
Risk free rate	3.9%	4.4%
Expected dividend yield	2.7%	2.1%

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 39:    SHARE BASED PAYMENT (Continued)

        The weighted average expected volatility was determined by calculating the historical volatility of the Bank's share price over the last 18 months. Also, expected future volatility has been taken into account.

        According to the terms of the program the vested options are recognized in the income statement whereas the outstanding options that will vest in future periods affect the income statement on a straight-line basis over the vesting period. The total expense recognized during 2007 amounted to EUR 29.5 million.

NOTE 40:    ACCUMULATED OTHER COMPREHENSIVE INCOME

        The components of accumulated other comprehensive income, net of taxes, comprise:

	Foreign Currency Items	Unrealized Gains/(Losses) on Available-for-Sale Securities	Pension liability	Accumulated Other Comprehensive Income
	(EUR in thousands)
Balance, January 1, 2005	(30,141)	64,129	(18,796)	15,192
Changes during 2005	24,520	(27,779)	(9,611)	(12,870)

Balance, December 31, 2005	(5,621)	36,350	(28,407)	2,322
Changes during 2006	(2,103)	(10,206)	18,589	6,280

Impact of SFAS 158	—	—	(57,337)	(57,337)

Balance, December 31, 2006	(7,724)	26,144	(67,155)	(48,735)
Changes during 2007	315,070	(38,281)	43,006	319,795

Balance, December 31, 2007	307,346	(12,137)	(24,149)	271,060

NOTE 41:    FOREIGN EXCHANGE POSITION

        At December 31, 2007, the EUR equivalent of the assets and liabilities, which are denominated in foreign currency, amounted to EUR 22,040,272 thousand (EUR 17,585,672 thousand for 2006 and EUR 9,075,938 thousand for 2005) and EUR 22,483,810 thousand (EUR 18,526,823 thousand for 2006 and EUR 12,233,803 thousand for 2005), respectively.

NOTE 42:    POST BALANCE SHEET EVENTS

(a)   Mergers, acquisitions and disposals

        In February 2008 the Bank established two wholly owned subsidiary companies, NBG Finance (Dollar) and NBG Finance (Sterling).

(b)   Other

        On April 17, 2008 the General Meeting of the Bank's shareholders approved the distribution of dividend of EUR 1.4 per share with May 16, 2008 being the ex-dividend date. On May 15, 2008, the General Meeting of the Bank's shareholders approved the distribution of the above dividend partly in the form of EUR 0.40 cash dividend and partly in the form of shares, by issuing four new shares for

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 42:    POST BALANCE SHEET EVENTS (Continued)

every one hundred shares held as of May 15, 2008. Following this resolution, the Bank will issue 19,067,838 new shares with a nominal value of EUR 5 per share to existing shareholders without payment. Following this share capital increase, the share capital will amount to EUR 2,481,331 divided to 496,266,299 shares.

        On May 16, 2008, the Board of Directors of the ATHEX approved for trading the 19,067,838 new common shares of the Bank derived from the above mentioned stock dividend with effective date May 23, 2008.

        On May 15, 2008, the second repeat General Meeting of the Bank's shareholders authorized the Board of Directors to increase the share capital of the Bank through the issue of common shares with a preemptive right in favor of old shareholders (pursuant to Article 13 of the Companies Act), within a period of three years from the date of this General Meeting resolution and up to the amount that corresponds to 50% of the Bank's paid up share capital.

        On May 15, 2008, the second repeat General Meeting of the Bank's shareholders approved the Bank's share capital increase for up to EUR 1.5 billion through the issue of redeemable preference shares (pursuant to Article 17b of the Companies Act) with abolition of existing shareholders' preemptive right.

        On April 21, 2008, the Bank acquired 7,340,000 shares in the Greek Postal Savings Bank (PSB) via the ATHEX at a price of EUR 13.25 per share. The shares acquired correspond to a 5.16% shareholding in PSB. Together with the 816,000 PSB shares (0.57% of PSB share capital) already owned by NBG, NBG's total shareholding in PSB has increased to 5.74%.

        On April 17, 2008, the Bank's Annual General Meeting of the Shareholders approved an own shares buy-back program pursuant to Article 16 par. 5 et seq. of Codified Law 2190/1920, providing for the purchase, by the Bank, of up to 10% of its total shares from May 25, 2008 through May 24, 2009, at a minimum price of EUR 5 and a maximum of EUR 60 per share.

        On January 10, 2008, the Board of Directors of the ATHEX approved for trading the 1,561,242 new common shares of the Bank derived from the exercised stock options. Following the approval of the ATHEX, the Board of Directors of the Bank determined that effective January 17, 2008 onwards the said shares are traded in ATHEX.

        On January 3, 2008, the General Meetings of the Shareholders of Vojvodjanska Bank and NBG A.D. Belgrade approved the merger of the two banks through the absorption of the second by the first. The merger was approved by the Central Bank of Serbia on February 5, 2008 and was completed on February 14, 2008.

NOTE 43:    RECLASSIFICATION

        Certain amounts in prior periods have been reclassified to conform to the current presentation and to reflect the disposal of ABNY and NBG Canada (see Note 19 "Assets and liabilities held for sale and discontinued operations").

QuickLinks

TABLE OF CONTENTS
INTRODUCTION
PART I
  ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3 KEY INFORMATION
  ITEM 4 INFORMATION ON THE COMPANY
  ITEM 4A UNRESOLVED STAFF COMMENTS
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
  ITEM 15 CONTROLS AND PROCEDURES
  ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT
  ITEM 16B CODE OF ETHICS
  ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES
  ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
  ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
PART III
  ITEM 17 FINANCIAL STATEMENTS
  ITEM 18 FINANCIAL STATEMENTS
  ITEM 19 EXHIBITS
SIGNATURES
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM