Form 20-F
period 2008-12-31
NATIONAL BANK OF GREECE SA
filed 2009-07-15
CIK 1096061

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                                    to

Commission file number 001-14960

EQNIKH TRAPEZA THS ELLAΔOS A.E.
 (Exact name of Registrant as specified in its charter)

NATIONAL BANK OF GREECE S.A.
 (Translation of Registrant's Name into English)

THE HELLENIC REPUBLIC
 (Jurisdiction of incorporation or organization)

86 Eolou Street
10232 Athens, Greece
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Name of each exchange on which registered
American Depositary Shares	New York Stock Exchange
Ordinary Shares	New York Stock Exchange*
Series A Non-cumulative Preference Shares	New York Stock Exchange

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

None

Number of outstanding shares of each of the Registrant's classes of capital or common stock as at December 31, 2008, the close of the period covered by the annual report:

496,654,269 Ordinary Shares of nominal value €5.00 per share

25,000,000 Series A Preference Shares of a nominal value of €0.30 per share

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

Currency and Financial Statement Presentation

        The NBG Group operates in many countries and earns money and makes payments in many different currencies. All references to "$", "U.S. dollars", "USD" or "US$" are to United States dollars and all references to "€", "EUR" or to "euro" are to the lawful currency introduced at the start of the third stage of the European Economic and Monetary Union in accordance with the Treaty Establishing the European Community, as amended, which was adopted by the Hellenic Republic as of January 1, 2001. All references to the "Eurozone" are to the member states of the European Union (the "EU") that have adopted the euro as their national currency in accordance with the Treaty on European Union signed at Maastricht on February 7, 1992. All references to "BGN" are to Bulgarian leva, all references to "£" or "GBP" are to British pounds, all references to "RSD" are to Serbian dinars, all references to "CYP" are to Cyprus pounds, all references to "JPY" are to Japanese yen, all references to "MKD" are to Macedonian dinars, all references to "RON" are to Romanian lei, all references to "TRY" are to Turkish new lira and all references to "ZAR" are to South African rand.

        Solely for convenience, this Annual Report contains translations of certain euro amounts into U.S. dollars at specified rates. These are simply convenience translations and you should not expect that a euro amount actually represents a stated U.S. dollar amount or that it could be converted into U.S. dollars at the rate suggested, or any other rate. In this Annual Report, the translations of euro amounts into U.S. dollars, where indicated, have been made at the noon buying rate for cable transfers of euro into U.S. dollars of US$1.00 = €0.7133, as certified for customs by the Board of Governors of the Federal Reserve Bank of New York (the "Noon Buying Rate") on June 30, 2009. Similar convenience translations, such as translations of South African rand, Macedonian dinars, Bulgarian leva, Romanian lei, Serbian dinar and Turkish new lira into U.S. dollars, where indicated, have been made at the respective rates of South African rand 7.73 per US$1.00, Macedonian dinars 43.6465 per US$1.00, Bulgarian leva 1.3838 per US$1.00, Romanian lei 2.9767 per US$1.00, Serbian dinars 66.7138 per US$1.00 and Turkish new lira 1.5292 per US$1.00. These are the respective Noon Buying Rates for the stated currencies on June 30, 2009. The table below sets out the highest and lowest exchange rate between the euro and the U.S. dollar, for each of the completed six months preceding the filing of this Annual Report:

	US$1.00= Euro
Month	High	Low
January 2009	0.7810	0.7290
February 2009	0.7970	0.7655
March 2009	0.7969	0.7283
April 2009	0.7705	0.7431
May 2009	0.7538	0.7079
June 2009	0.7255	0.7008

        The following table sets forth the average exchange rates between the euro and the U.S. dollar for each of the five years ended December 31, 2004, 2005, 2006, 2007 and 2008 and for the current annual period through June 30, 2009. The following exchange rates have been calculated using the average of the Noon Buying Rates for euro on the last day of each month during each of the past five annual periods.

Annual Period	US$1.00= Euro
2004	0.8039
2005	0.8033
2006	0.7960
2007	0.7297
2008	0.6790
2009 (up to June 30)	0.7502

Special Note Regarding Forward-Looking Statements

        This Annual Report includes forward-looking statements. Such items in this Annual Report include, but are not limited to, statements made under Item 3.D, "Risk Factors", Item 4.B, "Business Overview" and Item 5, "Operating and Financial Review and Prospects". Such statements can be generally identified by the use of terms such as "believes", "expects", "may", "will", "should", "would", "could", "plans", "anticipates" and comparable terms and the negatives of such terms. By their nature, forward-looking statements involve risk and uncertainty, and the factors described in the context of such forward-looking statements in this Annual Report, could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about the Group, including, among other things:

  •
  recent severe operating and trading conditions in global financial markets;

  •
  financial problems faced by our customers and by other financial institutions;

  •
  deterioration in macro-economic conditions, such as the lack of liquidity in the global financial and other assets markets and the lack of availability and rising cost of credit;

  •
  the effects of regulation (including the €28 billion plan to strengthen the liquidity of the Greek Economy (the "Hellenic Republic bank support plan") announced by the Hellenic Republic in October 2008) and prospective changes in regulation in Greece and other jurisdictions where we operate;

  •
  the effects of depressed asset valuations and difficulties determining fair values and estimates for assets;

  •
  the adequacy of our current provisions against problem loans, as well as future charges for non-performing loans;

  •
  our ability to reduce costs;

  •
  our ability to develop and expand our business;

  •
  our ability to expand into new markets;

  •
  our ability to profit from synergies from past and future acquisitions;

  •
  competition by other financial institutions in the countries and markets where we operate;

  •
  overall economic conditions in Greece;

  •
  the effects of the European Economic and Monetary Union;

  •
  political and economic conditions in the countries outside Greece in which we operate, particularly in Southeastern Europe ("SEE") and Turkey;

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

ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3    KEY INFORMATION

A.    Selected Financial Data

        The following information as at, and for the years ended, December 31, 2004 through 2008 has been derived from the consolidated financial statements of the Group. These financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP") and have been audited by our principal auditors. The selected financial and operating data should be read in conjunction with Item 5, "Operating and Financial Review and Prospects", in this Annual Report and with the Group's audited U.S. GAAP financial statements and the notes thereto as at December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008 (the "U.S. GAAP Financial Statements") included elsewhere in this Annual Report.

	Year ended December 31,
	2004 EUR	2005 EUR	2006 EUR	2007 EUR	2008 EUR	2008(1) USD
	(in thousands, except per share data)
CONSOLIDATED STATEMENT OF INCOME DATA
Continuing operations
Total interest income	2,074,616	2,390,388	3,502,774	5,606,240	6,695,077	9,386,062
Total interest expense	(661,907)	(837,121)	(1,402,419)	(2,619,884)	(3,289,941)	(4,612,283)

Net interest income before provision for loan losses	1,412,709	1,553,267	2,100,355	2,986,356	3,405,136	4,773,779
Provision for loan losses	(201,234)	(225,013)	(261,603)	(190,755)	(425,537)	(596,575)

Net interest income after provision for loan losses	1,211,475	1,328,254	1,838,752	2,795,601	2,979,599	4,177,204

Non-interest income
Credit card fees	75,220	79,675	126,981	209,105	243,048	340,737
Service charges on deposit accounts	43,293	38,218	40,941	43,121	50,546	70,862
Other fees and commissions	336,438	369,730	457,269	626,485	554,161	776,898
Net trading profit/(loss)	5,451	5,933	6,369	(97,693)	(329,550)	(462,008)
Net realized gains on sales of available-for-sale securities	16,305	119,523	116,872	129,816	8,415	11,797
Equity in earnings of investees & realized gains/(losses) on disposals	3,822	36,823	26,890	159,536	(23,730)	(33,268)
Income from insurance operations	612,248	616,383	733,330	834,681	852,557	1,195,229
Other income	195,497	200,488	248,631	242,829	189,119	265,133

Total non-interest income	1,288,274	1,466,773	1,757,283	2,147,880	1,544,566	2,165,380

	Year ended December 31,
	2004 EUR	2005 EUR	2006 EUR	2007 EUR	2008 EUR	2008(1) USD
	(in thousands, except per share data)
Non-interest expense
Salaries, employee benefits and voluntary early retirement schemes	956,871	893,368	1,037,474	1,420,092	1,439,415	2,017,966
Depreciation of premises and equipment	73,403	60,209	74,276	91,576	104,405	146,369
Amortization of intangible assets	31,774	23,898	24,404	48,235	58,073	81,415
Impairment of goodwill	—	16,162	52,860	11,224	4,585	6,428
Minority interest, net of tax	(13,629)	40,625	96,150	65,007	81,664	114,488
Insurance claims, reserves movements, commissions and reinsurance premiums ceded	744,418	539,251	655,941	764,883	741,565	1,039,626
Summary other(2)	534,159	461,817	640,354	912,182	1,030,953	1,445,329

Total non-interest expense	2,326,996	2,035,330	2,581,459	3,313,199	3,460,660	4,851,621

Income from continuing operations before income tax expense	172,753	759,697	1,014,576	1,630,282	1,063,505	1,490,963
Discontinued operations
Income from discontinued operations before income tax expense	51,878	46,773	69,326	—	—	—
Net income	210,270	555,194	858,064	1,318,791	821,424	1,151,581
Net income per share from continuing operations
Basic(3) EPS—Income from continuing operations	0.50	1.44	1.83	2.67	1.60	2.24
Basic(3) EPS—Net income	0.59	1.52	1.97	2.67	1.60	2.24
Diluted(3) EPS—Income from continuing operations	0.50	1.44	1.83	2.66	1.60	2.24
Diluted(3) EPS—Net income	0.59	1.52	1.97	2.66	1.60	2.24
Cash dividends declared per share	0.65	0.60	1.00	1.00	0.40	0.56

        The number of shares as adjusted to reflect changes in capital is presented in the following table:

	Weighted average number of shares outstanding Year ended December 31,
	2004	2005	2006	2007	2008
As reported / restated in previous year	359,010,442	364,861,258	436,409,024	493,960,801	—
As reported / restated in current year	359,010,442	364,861,258	436,409,024	493,960,801	494,021,899

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = €0.7133 on June 30, 2009. For information regarding the historical rates of exchange between the euro and the U.S. dollar, refer to "Introduction—Currency and Financial Statement Presentation" in this Annual Report.

(2)
"Summary other" comprises (i) occupancy expenses, (ii) equipment expenses, (iii) deposit insurance premium and (iv) other non-interest expenses.

(3)
The weighted average number of common shares takes into account the capitalization of reserves in May 2004, the merger of the Bank with National Investment Co. in December 2005, the merger of the Bank with National Real Estate S.A. in April 2006, the rights issue of four new shares for every ten shares in June 2006, the share capital increases due to the exercise of stock options in January 2007, January 2008 and May 2008, the bonus shares granted to employees in 2007 and the stock dividend approved in 2008.

	Year ended December 31,
	2004 EUR	2005 EUR	2006 EUR	2007 EUR	2008 EUR	2008(1) USD
	(in thousands)
CONSOLIDATED BALANCE SHEET DATA
ASSETS
Cash and due from banks	703,408	1,510,972	1,863,974	4,226,768	1,540,170	2,159,218
Deposits with central bank	390,768	1,184,383	2,110,191	2,372,145	2,882,480	4,041,049
Securities purchased under agreements to resell	3,784,470	2,495,733	2,398,097	1,415,688	657,070	921,169
Interest bearing deposits with banks	4,859,268	1,322,015	2,272,043	1,777,422	1,750,516	2,454,109
Money market investments	150,023	179,073	367,653	254,034	241,257	338,227
Trading assets	10,555,535	8,558,662	7,374,207	6,678,634	2,056,589	2,883,203
Financial instruments marked to market through the profit and loss	—	5,104,757	5,307,946	5,692,692	—	—
Securities:
Available-for-sale securities, at fair value	3,548,381	2,627,876	4,155,066	4,550,227	12,250,841	17,174,879
Held to maturity securities	—	—	—	—	130,548	183,020
Loans	27,175,405	30,674,173	43,756,843	55,560,492	70,467,044	98,790,192
Less: Allowance for loan losses	(1,115,212)	(1,092,545)	(1,224,757)	(1,132,952)	(1,232,626)	(1,728,061)

Net loans	26,060,193	29,581,628	42,532,086	54,427,540	69,234,418	97,062,131
Assets classified as held for sale(2)	—	2,754,517	—	72,197	71,154	99,754
Summary other assets(3)	4,600,734	4,687,883	7,332,475	9,493,301	11,034,132	15,469,132

Total assets	54,652,780	60,007,499	75,713,738	90,960,648	101,849,175	142,785,891

LIABILITIES AND SHAREHOLDERS' EQUITY
Total deposits	40,244,087	45,251,437	55,886,085	66,872,882	80,522,785	112,887,684
Securities sold under agreements to repurchase	6,664,782	2,726,817	3,037,503	3,509,525	1,757,153	2,463,414
Long-term debt	1,648,247	2,151,942	4,445,565	5,425,319	4,385,023	6,147,516
Liabilities classified as held for sale(4)	—	2,255,132	—	11,468	6,322	8,863
Summary other liabilities(5)	4,519,106	5,248,723	6,706,028	8,222,424	9,115,887	12,779,878

Total liabilities	53,076,222	57,634,051	70,075,181	84,041,618	95,787,170	134,287,355

SHAREHOLDERS' EQUITY
Preferred stock, par value of EUR 0.30 (shares authorized, issued and outstanding: 25,000,000 in 2008)	—	—	—	—	7,500	10,515
Common stock	1,492,090	1,615,675	2,376,436	2,385,992	2,483,271	3,481,384
Additional paid-in capital	19,975	139,892	2,413,066	2,488,919	3,267,770	4,581,200
Accumulated other comprehensive income/(loss)	15,192	2,322	(48,735)	271,060	(1,696,839)	(2,378,857)
Treasury stock, at cost	(210,128)	(1,104)	(26,826)	(21,601)	(145,277)	(203,669)
Accumulated surplus	259,429	616,663	924,616	1,794,660	2,145,580	3,007,963

Total shareholders' equity	1,576,558	2,373,448	5,638,557	6,919,030	6,062,005	8,498,536

Total liabilities and shareholders' equity	54,652,780	60,007,499	75,713,738	90,960,648	101,849,175	142,785,891

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = €0.7133 on June 30, 2009. For information regarding the historical rates of exchange between the euro and the U.S. dollar, refer to "Introduction—Currency and Financial Statement Presentation" in this Annual Report.

(2)
"Assets classified as held for sale in 2005" comprise assets of NBG Canada and Atlantic Bank of New York which were disposed in February 2006 and April 2006, respectively. For 2007 and 2008 "Assets classified as held for sale" comprise assets of the warehouse section of the Group from the point it took the binding decision to dispose of the warehouse section.

(3)
"Summary other assets" comprises (i) equity method investments, (ii) goodwill, (iii) software and other intangibles, net, (iv) premises and equipment, net, (v) accrued interest receivable, (vi) derivative assets, and (vii) other assets.

(4)
"Liabilities classified as held for sale in 2005" comprise liabilities of NBG Canada and Atlantic Bank of New York which were disposed in February 2006 and April 2006, respectively. For 2007 and 2008 they comprise liabilities of the warehouse section of the Group, from the point it took the binding decision to dispose of the warehouse section.

(5)
"Summary other liabilities" comprises (i) other borrowed funds, (ii) acceptances outstanding, (iii) accounts payable, accrued expenses and other liabilities, (iv) insurance reserves, (v) derivative liabilities and (vi) minority interests.

SELECTED FINANCIAL RATIOS

	Year ended December 31,
	2004	2005	2006	2007	2008
	(%)
Return on assets(1)	0.32	0.89	1.16	1.58	0.82
Return on equity(2)	12.05	26.68	19.97	21.00	12.66
Average equity to average assets(3)	2.66	3.33	5.81	7.54	6.49

(1)
Calculated by dividing net income by average total assets as shown in Item 4.E, "Selected Statistical Data—Average Balances and Interest Rates".

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

Dividends

        On May 17, 2005, at the Bank's General Meeting of Shareholders, the Bank's shareholders approved the distribution of a cash dividend in the amount of €0.60 per share with respect to the year ended December 31, 2004. On April 27, 2006, at the Bank's General Meeting of Shareholders, the Bank's shareholders approved the distribution of a cash dividend in the amount of €1.00 per share with respect to the year ended December 31, 2005. On May 25, 2007 at the Bank's General Meeting of Shareholders, the Bank's shareholders approved the distribution of a cash dividend in the amount of €1.00 per share with respect to the year ended December 31, 2006. On April 17, 2008, at the Bank's General Meeting of Shareholders, the Bank's shareholders approved the distribution of a dividend in the amount of €1.40 per share with respect to the year ended December 31, 2007. All shareholders received €0.40 in cash. The remaining €1.00 was received in the form of shares at a rate of 4 to 100 as approved at the Bank's repeat General Meeting of Shareholders on May 15, 2008.

        On June 2, 2009, the Bank's General Meeting of Shareholders approved the non-payment of dividend to ordinary shareholders and the payment of dividends to preferred shareholders as follows:

  •
  The payment of the interim dividend in the amount of EUR 32.7 million (USD 42.2 million) to the holders of non-cumulative non-voting redeemable preference shares for the financial year ended December 31, 2008, which was authorized for payment by the Board of Directors on November 17, 2008.

  •
  The distribution of dividends to the holders of our non-cumulative non-voting redeemable preference shares of EUR 42.2 million (USD 56.25 million), pursuant to the terms of our non-cumulative non-voting redeemable preference shares.

  •
  The payment to the above holders of EUR 8.3 million, representing the 10% withholding tax equivalent levied on dividends declared for the financial year ended on December 31, 2008, pursuant to a tax gross-up provision included in the terms of our non-cumulative non-voting redeemable preference shares and Articles of Association.

        The following tables set forth the actual dividends per ordinary share paid by the Bank for the years ended December 31, 2004, 2005, 2006, 2007 and 2008 in respect of ordinary shareholders. For financial years up to and including the year ended December 31, 2004, dividends declared by the Bank are based on Greek GAAP, whereas for the financial years ended December 31, 2005 and onwards, dividends are based on IFRS.

Year Ended December 31,	Year of declaration and payment of dividends	Amount of dividends per share, in EUR		Amount of dividends per share, in USD(1)	Number of shares entitled to dividend	Dividend payout ratio(2)
2004	2005	0.60		0.84	329,930,276	53.1%
2005	2006	1.00		1.40	339,234,412	49.8%
2006	2007	1.00		1.40	475,287,219	51.7%
2007	2008	0.40	(3)	0.56	476,695,961	12.4%
2008	2009 (through June 2, 2009)	—		—	496,151,765	—

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = €0.7133 on June 30, 2009.

(2)
Dividend payout ratio is the percentage of net profit attributable to ordinary shareholders as cash dividends during a given period. It is computed by dividing dividends declared per share by net profit attributable to NBG ordinary shareholders per share.

(3)
Dividend for the year ended 2007 was €1.40 per share of which €0.40 was paid in cash and the remaining €1.00 was in the form of 4 additional shares for every 100 shares held.

        For a description of the Bank's dividend policy please refer to Item 8, "Financial Information".

B.    Capitalization and Indebtedness

        Not applicable.

C.    Reasons for the Offer and Use of Proceeds

        Not applicable.

D.    Risk Factors

        If you are considering purchasing our ordinary shares, preference shares or American Depositary Receipts ("ADRs"), you should carefully read and think about all the information contained in this document, including the risk factors set out below, prior to making any investment decision.

Risks Relating to the Current Financial Crisis

We are vulnerable to the current disruptions and volatility in the global financial markets.

        Since September 2007, the global financial system has experienced difficult credit and liquidity conditions and disruptions resulting in reduced liquidity and greater volatility and widening of credit spreads, both generally and with respect to Greek issuers in particular. In September 2008, global financial markets deteriorated sharply following the bankruptcy filing by Lehman Brothers Holding, Inc. ("Lehman Brothers"). In the days that followed, it became apparent that a number of other major financial institutions, including some of the largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, were experiencing significant funding and capitalization difficulties. The resulting lack of credit, lack of confidence in the financial sector, increased volatility in the financial markets and reduced business activity have adversely affected our business, financial condition and results of operations. Furthermore, continued or worsening disruption and lack of liquidity in the global financial markets could have a material adverse effect on our ability to access capital and liquidity on financial terms acceptable to us, or at all.

The financial problems faced by our customers generally could adversely affect us.

        Market turmoil and deteriorating macro-economic conditions, especially in Greece, Turkey and SEE, could materially adversely affect the liquidity, businesses and/or financial conditions of our borrowers, which could in turn further increase our non-performing loan ratios, impair our loan and other financial assets and result in decreased demand for borrowings in general. In the context of continued market turmoil, worsening macro-economic conditions, declining consumer spending and increasing unemployment, the value of assets collateralizing our secured loans, including homes and other real estate, could decline significantly, which could result in impairment of the value of our loan assets and as well as be accompanied by an increase in our non-performing loan ratios. In addition, our customers may further significantly decrease their risk tolerance to non-deposit investments such as stocks, bonds and mutual funds, which would adversely affect our fee and commission income. Any of the conditions described above could have a material adverse effect on our business, financial condition and results of operations.

        Moreover, many nations' economies, both advanced and less developed, are widely considered to be in the midst of, or about to enter, economic recession. Further economic deterioration, especially in Greece, Turkey and SEE or their significant trading partners would adversely affect our income, results of operations, business and prospects.

Government interventions aimed at alleviating the financial crisis are subject to uncertainty and carry additional risks.

        In an attempt to restore stability in the financial system, the United States, European and other governments have intervened on an unprecedented scale by making funds available and taking other measures designed to facilitate access to capital and support financial institutions and other industries that have been affected by the market turmoil. In November 2008, the Greek Parliament approved the Hellenic Republic bank support plan, with the objective, among others, of strengthening Greek banks' capital and liquidity positions. See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Plan for the Support of the Liquidity of the Greek Economy" for a detailed description of the current plan.

        There is no assurance that these measures will improve liquidity conditions or otherwise achieve their intended effects, and a failure of these measures could prolong or exacerbate global and local adverse market conditions and materially harm our business, financial condition and results of operations.

        In addition, some of these measures could lead to increased ownership and control by the Hellenic Republic over financial institutions and further consolidation in the financial industry. With respect to the Hellenic Republic bank support plan, our participation has resulted in the Hellenic Republic's direct representation on the board of directors of the Bank ("Board of Directors" or "Board") and its possession of certain veto rights over shareholders' resolutions. See also Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Plan for the Support of the Liquidity of the Greek Economy". Furthermore, our preference shares issued to the Hellenic Republic under this plan may become convertible into ordinary shares in certain circumstances, and could therefore have a significant dilutive effect on the value of our ordinary shares, as well as result in direct government voting representation at our annual and extraordinary shareholder meetings.

We are exposed to risks potentially faced by other financial institutions.

        We routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. Defaults by, and even rumors or questions about the solvency of, certain financial institutions and counterparties generally have led to market-wide liquidity problems and could lead to losses or defaults by other institutions. These liquidity concerns have negatively impacted, and may continue to negatively impact, inter-institutional financial transactions in general. Many of the routine transactions we enter into expose us to significant credit risk in the event of default by one of our significant counterparties. In addition, our credit risk may be exacerbated when the collateral we hold cannot be realized upon or is liquidated at prices not sufficient for us to recover the full amount of the loan or derivative exposure. Despite the risk control measures we have in place, recent events, including the collapse of Lehman Brothers, illustrate the difficulties in predicting counterparty risk. A default by a significant financial counterparty, or liquidity problems in the financial services industry in general, could have a material adverse effect on our business, financial condition and results of operations.

Our wholesale borrowing costs and our access to the debt capital markets depend significantly on our credit ratings.

        On December 11, 2008 Moody's Investors Services Limited ("Moody's") confirmed the Bank's "negative outlook" status, while its long-term credit rating remains Aa3. Standard & Poor's Rating Services, a division of the McGraw Hill Companies ("Standard & Poor's"), confirmed the Bank's "negative outlook" status on May 4, 2009 although it confirmed BBB+ for the Bank's long-term credit rating. Fitch Ratings Ltd. ("Fitch") confirmed the Bank's "negative outlook" status on March 13, 2009 although it confirmed the Bank's A- long-term credit rating. Any reduction in the long-term credit ratings of the Bank, could increase our wholesale borrowing costs. Any reductions may also limit our access to the debt capital markets and trigger additional collateral requirements in derivative contracts and other secured-funding arrangements. As a result, any reduction in the Bank's credit ratings could adversely affect our access to liquidity and competitive position or have a negative impact on our earnings and financial condition.

Through its holding of preference shares in the Bank, the Hellenic Republic is in a position to exert influence over the Group.

        The Hellenic Republic directly owns all 70 million non-transferable redeemable preference shares issued under the capital facility of the Hellenic Republic bank support plan. This direct stake in the Bank endows the Hellenic Republic with voting rights at the general meeting of preferred shareholders and requires the inclusion of a government-appointed representative, on our Board, who attends the general meeting of ordinary shareholders of the Bank (the "General Meeting"). This representative has the ability to veto actions relating to the distribution of dividends and the remuneration of certain of the Bank's directors and senior management as well as influence the strategic decisions of the Group. See also Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Plan for the Support of the Liquidity of the Greek Economy". In addition, the Hellenic Republic will have a preemptive right to subscribe for new ordinary shares that are not subscribed for by holders of rights pursuant to the rights issue currently undertaken by the Bank, which may result in an increase in the Hellenic Republic's shareholding.

        There is a risk that the Hellenic Republic might seek to exert influence over the Group and may disagree with certain decisions of the Bank and the Group relating to dividend distributions, benefits policies and other commercial decisions which may ultimately limit the operational flexibility of the Group.

        Furthermore, the Hellenic Republic also has interests in other Greek financial institutions and an interest in the health of the Greek banking industry and other industries generally, and those interests may not always be aligned with the commercial interests of the Group or its shareholders. Shareholders may disagree as to whether an action opposed or supported by the Hellenic Republic is in the best interests of the Group generally.

        There can be no assurance that, if economic conditions do not improve or continue to deteriorate and/or if the financial position of the Group deteriorates, further government intervention will not take place.

The Bank may not pay dividends to its ordinary shareholders.

        As a result of our participation in the Hellenic Republic bank support plan, our dividends are subject to a maximum of 35% of the Bank's distributable profits (on an unconsolidated basis) for as long as the Bank participates in the Hellenic Republic bank support plan, and any decisions regarding distribution of dividends can be vetoed by the Hellenic Republic representative who sits on our Board and attends the General Meeting. Our participation has also resulted in the issuance of fixed return preference shares to the Hellenic Republic. In addition, in June 2008, we issued 25 million non-cumulative, non-voting redeemable preference shares. Payments of dividend on these existing preference shares and payments of the fixed return for the preference shares issued pursuant to the Hellenic Republic bank support plan take preference over distributable profits otherwise available to our ordinary shareholders. Pursuant to Greek Law 3756/2009, we did not pay any cash dividends to our ordinary shareholders in 2009 in respect of the 2008 financial year. There can be no assurance that subsequent legislation will not prohibit us from paying cash dividends in subsequent years. Furthermore, as a result of the global financial crisis and deteriorating macro-economic conditions, our net profits may decline. Consequently, we may not be able to pay dividends to our ordinary shareholders in 2010, and if current market conditions persist or if we continue to participate in the Hellenic Republic bank support plan, in the near-to medium-term. See also Item 8.A, "Consolidated Statements and Other Financial Information—Policy on Dividend Distributions".

Risks Relating to Our Business

The state of the economic and political environments in Greece, Turkey and SEE significantly affect our performance.

        For the financial year ended December 31, 2008, 55.1% of our total income, and as of December 31, 2008, 70.2% of our gross loans were derived from our operations in Greece. As a result, the state of the Greek economy significantly affects our financial performance as well as the market price and liquidity of the Bank's shares. To an increasing extent, our performance is affected by the economic conditions and levels of economic activity in other countries in which we operate, especially Turkey (see this Item 3.D, "Risk Factors—Risks Relating to Our Business—Operating in Turkey carries specific macroeconomic and political risks"), from which 14.5% of our gross loan portfolio and 30.4% of our total income were derived in 2008, and SEE countries (see this Item 3.D, "Risk Factors—Risks Relating to Our Business—We conduct significant international activities and are expanding in emerging markets"), from which 12.8% of our gross loan portfolio and 12.0% of our total income were derived in 2008. Consequently, an economic slowdown, a deterioration of economic or political conditions in Greece, or other adverse changes affecting the Greek economy or the economies of other countries in which we operate, could result in, among other things, higher rates of credit defaults on loans or declines in new borrowing, which could adversely impact our business, financial condition, cash flows and results of operations. Moreover, the economic and political environment both in Greece and in other countries in which we operate may be adversely affected by events outside our control, such as changes in government policies, EU directives in the banking sector and other areas, political instability or military action affecting Europe and/or other areas abroad and taxation and other political, economic or social developments in or affecting Greece and the countries in which we operate or may plan to expand. Finally, further changes in macro-economic conditions such as the level and liquidity of the global financial and other asset markets, investor sentiment and the availability and cost of credit may adversely affect our business, results of operations or financial condition.

Operating in Turkey carries specific macroeconomic and political risks.

        As a result of the Group's acquisition of Finansbank A.S. ("Finansbank") in August 2006, the Group is subject to operating risks in Turkey, including the following:

  •
  Turkey is a parliamentary democracy and, although stable, is not free from political uncertainty.

  •
  Turkey has many characteristics of a developing economy. Over the past two decades, the Turkish economy has undergone a transformation from a highly protected and regulated system to a free market economy. The Turkish economy has, in general, responded well to this transformation, showing an overall pattern of growth from 1992 to 2008. However, the Turkish economy experienced a succession of financial crises in 2000 and 2001 as well as macroeconomic imbalances, including substantial budget deficits, significant balance of payments deficits, high inflation rates and high real interest rates.

  •
  Furthermore, Turkey remains dependent on external financing, and its economy is exposed to the effects of the global credit crisis. During the fourth quarter of 2008, Turkey's economic growth was negative for the first time since the fourth quarter of 2001, bringing full-year 2008 growth to 1.1%. In December 2008, the International Monetary Fund (IMF) announced that Turkey may require assistance from the IMF in order to meet its financial requirements for 2009. If Turkey's economy contracts this year, such a contraction would have a negative impact on Finansbank's operations in Turkey.

  •
  Military operations in the Middle East and political instability in Iraq have increased the political and economic risks in the region. The current situation in the area may contribute to further tension and may result in terrorist activities in Turkey. These risks may have an impact on the Turkish economy and the Bank's operations there.

  •
  Historically, the Turkish currency has been subject to significant volatility against the euro and other currencies. For example, the Turkish lira depreciated by 20.3% against the euro and by 24.3% against the US dollar between December 31, 2007 and December 31, 2008. From the Group's acquisition of Finansbank on August 18, 2006 to December 31, 2008, the Turkish lira has depreciated by 13% against the euro and by 5.7% against the US dollar. These fluctuations could have an impact on the value of the Bank's investment in Finansbank and on the Group's overall profitability. The Group has taken steps in the past to reduce its exposure to Turkish lira exchange rate fluctuations, and intends to continue to implement such programs; however, such protection may not be available on as favorable terms as have been available in the past or at all.

  •
  The Group believes the general level of macroeconomic and political risk to be higher in Turkey than in other countries whose economies and banking markets are more developed and that are already members of the EU. While the Group believes there is potential for substantial growth in the Turkish banking market, there is no guarantee that such growth will occur or that Finansbank will be able to benefit from that growth. Adverse macroeconomic and political events, which limit economic growth in Turkey or restrict the growth of the banking market, may adversely affect Finansbank's business and could adversely affect the Bank's business, results of operations or financial condition.

  •
  Relations between Greece and Turkey have gone through periods of tension. If, as a result of these tensions, certain customers of Finansbank hold a negative perception of Greece, Finansbank may be adversely affected. A significant loss of customers could have a material adverse effect on the development of the Group's business in Turkey and on the Group's overall profitability.

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

        From time to time, we pursue expansion of our international market position through acquisitions and organic growth in SEE, and the Southeastern Mediterranean region.

Volatility in interest rates may negatively affect our net interest income before provisions for loan losses and have other adverse consequences.

        Interest rates are highly sensitive to many factors beyond our control, including monetary policies and domestic and international economic and political conditions. The period since September 2007 has been a period of volatile interbank lending rates. Following the collapse of Lehman Brothers, central banks have sharply decreased interest rates. There can be no guarantee that further events will not alter the interest rate environment again.

        As with any bank, changes in market interest rates affect the interest rates we charge on our interest-earning assets differently than the interest rates we pay on our interest-bearing liabilities. This difference could reduce our net interest income before provisions for loan losses and net interest margins. Since the majority of our loan portfolio effectively reprices in five years or less, rising interest rates may also result in an increase in our allowance for loan losses if customers cannot refinance in a higher interest rate environment. Further, an increase in interest rates may reduce the demand for loans and our ability to originate loans. Conversely, a decrease in the general level of interest rates may adversely affect us through, among other things, lower net interest margins, increased pre-payments on our loan and mortgage portfolio and increased competition for deposits.

Non-performing loans have had a negative impact on our operations and may continue to do so.

        Non-performing loans represented approximately 2.8% of our total customer loans portfolio as at December 31, 2008. Since then, this percentage has increased. See Item 4.E, "Selected Statistical Data—Credit Quality and Risk Management—Non-Performing Loans, Allowance for Loan Losses, and Loan Loss Experience" and Item 5.A, "Operating and Financial Review and Prospects—Key Factors Affecting our Results of Operations—Non-Performing Loans". The effect of the continuing deterioration of global macroeconomic conditions on the regions in which we operate will lead to additional non-performing loan generation during the second quarter and for the remainder of 2009. Our current credit approval and monitoring procedures focus on the borrower's cash flow and ability to repay in an effort to improve the quality of our loan assets and mitigate future allowances for loan losses. However, we cannot assure you that these credit approval and monitoring procedures will reduce the amount of provisions for loans that become non-performing in the future. In addition, the outlook for the global economy in 2009 and 2010 remains unstable for the economies of Greece, Turkey and SEE. This may result in adverse changes in the credit quality of our borrowers, with increasing delinquencies and defaults. Future provisions for non-performing loans could have a materially adverse effect on our operating results.

We face significant competition from Greek and foreign banks.

        The general scarcity of wholesale funding has led to a significant increase in competition for retail deposits. We also face competition from foreign banks, some of which may have resources greater than our own. We may not be able to continue to compete successfully with domestic and international banks in the future.

Our ability to reduce staff in Greece is limited.

        Part of our strategy is to increase profitability by making our operations more efficient. Our ability to realize one component of this, reducing staff, is limited by Greek labor laws, our collective agreement, current employment regulation and our desire to maintain good relations with our employees. As a result, we will continue to depend on voluntary redundancies and attrition to achieve staff reductions. We will continue to assess whether we will be able to reduce our staff. However, we may not always be successful in achieving such reductions.

The loss of senior management may adversely affect our ability to implement our strategy.

        Our current senior management team includes a number of executives that we believe contribute significant experience and expertise to our management in the banking sectors in which we operate. The continued success of our business and our ability to execute our business strategy will depend, in large part, on the efforts of our senior management. For instance, a change of government in Greece could lead to the departure of certain senior managers. If a substantial portion of our senior management leaves us, our business may be materially adversely affected.

We may be unable to recruit or retain experienced and/or qualified personnel.

        Our growth depends, in part, on our ability to continue to attract, retain and motivate qualified and experienced banking and management personnel. Competition in the Greek and other SEE banking industries for personnel with relevant expertise is intense, due to the relatively limited availability of qualified individuals. To recruit qualified and experienced employees and to minimize the possibility of their departure, we provide compensation packages consistent with evolving standards in the relevant labor markets. However, inability to recruit and retain qualified and experienced personnel in Greece, Turkey and SEE, or manage our current personnel successfully, could have a material adverse effect on our business, financial condition, results of operations or prospects.

We could be exposed to significant future pension and post-retirement benefit liabilities.

        In common with other large companies in Greece that are, or were, in the public sector, the employees of the Bank and certain of our subsidiaries participate in employee-managed pension schemes. The Bank and certain of our subsidiaries make significant contributions to these schemes. In addition, the Bank and several of our subsidiaries offer other post-retirement benefit plans, including medical benefit plans. Our consolidated net liability under these plans as at December 31, 2008 was €414.1 million, determined by reference to a number of critical assumptions that are subject to potential variation. Such variation may cause us to incur significantly increased liability in respect of these obligations. For more information on our current obligations under pension plans and the assumptions by reference to which they are determined, please refer to Note 38 to the U.S. GAAP financial statements for the year ended December 31, 2008, included in this Annual Report.

        Following legislation passed in April 2008, the Bank's main pension plan and the main pension branch of Ethniki Hellenic General Insurance S.A.'s ("EH") post-retirement and health plan, both of which are defined-contribution plans, have been incorporated into the main pension branch of the state-sponsored social security fund ("IKA–ETAM") as of August 1, 2008. Pursuant to this legislation, the Bank will contribute into IKA–ETAM €25.5 million per year for 15 years starting from December 2009.

        In addition, in 2005 and 2006, the Hellenic Republic passed legislation permitting bank employee auxiliary pension schemes to merge with the new Insurance Fund of Bank Employees ("ETAT"). The relevant legislation provides that, in connection with the merger of auxiliary schemes with ETAT, the relevant employer shall make a payment to ETAT solely in an amount to be determined by an independent financial report commissioned by the Ministry of Finance pursuant to this legislation. Subsequently, in April 2006 the Bank applied under Greek Law 3371/2005, as amended, to merge its Auxiliary Pension Fund into ETAT. It is possible that we may have a future requirement to make a significant cash payment to ETAT in connection with the merger of the Bank's employee pension schemes with ETAT.

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

        Most of the Bank's employees belong to a union and the Greek banking industry has been subject to strikes over the issues of pensions and wages. Bank employees throughout Greece went on strike for twelve days in 2008 and two days in 2009 (up to June 30, 2009), largely to further their demands for wage increases and in opposition to pension reforms proposed by the Hellenic Republic in March 2008. Prolonged labor unrest could have a material adverse effect on the Bank's operations in Greece.

We are exposed to credit risk, market risk, liquidity risk, operational risk and insurance risk.

        As a result of our activities, we are exposed to a variety of risks. Among the most significant of these risks are credit risk, market risk, liquidity risk, operational risk and insurance risk. Failure to control these risks could result in material adverse effects on our financial performance and reputation.

  •
  Credit Risk.  Credit risk is the risk of financial loss relating to the failure of a borrower to honor its contractual obligations. Credit risk arises in lending activities and also in various other activities where we are exposed to the risk of counterparty default, such as our trading, capital markets and settlement activities. Counterparty default can be caused by a number of reasons, which we may not be able to accurately assess at the time it undertakes the relevant activity. Credit risk has increased in the period since September 2007. Furthermore, the database that monitors defaulting customers across the banking system in Greece, commonly known as "Teiresias", does not monitor aggregate amounts of non-defaulted loans outstanding to a debtor. The Credit Bureau services of Teiresias are expanding and a database for non-defaulted loans is being set up but is still incomplete. Consequently, the Bank is subject to the risk that its customers may have borrowed unsustainably large amounts from other banks and cannot confirm if and when the database will be completed.

  •
  Market Risk.  Market risk includes, but is not limited to, interest rate, foreign exchange rate, bond price and equity price risks. Changes in interest rate levels, yield curves and spreads may affect our net interest margin. Changes in currency exchange rates affect the value of assets and liabilities denominated in foreign currencies and may affect income from foreign exchange dealing. The performance of financial markets or financial conditions generally may cause changes in the value of our investment and trading portfolios. This has been the case during 2008 and the first quarter of 2009, with market volatility resulting in significant reductions in the value of such portfolios. We have implemented risk management methods to mitigate and control these and other market risks to which our portfolios are also exposed. However, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on our financial performance and business operations.

  •
  Liquidity Risk.  The inability of any bank, including the Bank, to anticipate and provide for unforeseen decreases or changes in funding sources could have consequences on such bank's ability to meet its obligations when they fall due. As a result of the increasingly turbulent conditions in the global financial markets in the second half of 2008, there has been a significant deterioration in the interbank and term funding markets and a consequent material reduction in the availability of longer-term funding.

  •
  Operational Risk.  Operational risk corresponds to the risk of loss due to inadequate or failed internal processes, or due to external events, whether deliberate, accidental or natural occurrences. Internal events include, but are not limited to, fraud by employees, clerical and record keeping errors and information systems malfunctions or manipulations. External events include floods, fires, earthquakes, riots or terrorist attacks, fraud by outsiders and equipment failures. Finally, we may also fail to comply with regulatory requirements or conduct of business rules.

  •
  Insurance Risk.  Insurance risk is the risk to earnings due to mismatches between expected and actual claims. Depending on the insurance product, this risk is influenced by macroeconomic changes, changes in customer behavior, changes in public health, pandemics and catastrophic events such as earthquakes, industrial disasters, fires, riots or terrorism.

Deteriorating asset valuations resulting from poor market conditions may adversely affect our future earnings.

        In recent years, Greece and SEE have experienced rapid expansion in the retail and residential mortgage credit markets. An economic slowdown or increase in real interest rates in these countries could result in an increase in non-performing loans and significant changes in the fair values of our exposures. Severe market events, as exemplified by recent events affecting the market for asset-backed CDOs, the US sub-prime residential mortgage market and the leveraged finance sector, are difficult to foresee and, if they occur in markets in which we operate, could result in us incurring significant losses. Moreover, an increase in market volatility or adverse changes in the liquidity of our assets could impair our ability to value certain of our assets and exposures. Valuations in future periods, reflecting then-prevailing market conditions, may result in significant changes in the fair values of these assets and exposures. In addition, the value ultimately realized by us will depend on the fair value as determined at that time and may be materially different from the current or estimated fair value. Any of these factors could require us to recognize write-downs or realize impairment charges, any of which may adversely affect our financial condition and results of operations.

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

Our hedging may not prevent losses.

        If any of the variety of instruments and strategies that we use to hedge economically our exposure to various types of risk in our businesses is not effective, we may incur losses. Many of our strategies are based on historical trading patterns and correlations. Unexpected market developments therefore may adversely affect the effectiveness of our hedging strategies. Moreover, we do not hedge all of our risk exposure in all market environments or against all types of risk. In addition, the methodology by which gains and losses resulting from certain ineffective hedges are recorded may result in additional volatility in our reported earnings.

An interruption in or a breach of security in our information systems may result in business disruptions and other losses.

        We rely on communications and information systems provided by third parties to conduct our business. Any failure or interruption or breach in security of these systems could result in failures or interruptions in our customer relationship management, general ledger, deposit, and servicing and/or loan organization systems. We cannot provide assurances that such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures or interruptions could result in a loss of customer data and an inability to service our customers, which could result in a loss of customers or have a material adverse effect on our reputation, financial condition and results of operations.

State-related entities may have an important influence on the Bank.

        In addition to representation on the Board of Directors as a result of our participation in the Hellenic Republic bank support plan, and any direct holding of our ordinary shares it may acquire in the Rights Offering, the Hellenic Republic may exercise a degree of indirect influence on us, through certain state-related entities (primarily pension funds, most of whose boards of directors are appointed by the Hellenic Republic). As of June 2, 2009, domestic pension funds owned approximately 17.3% of our share capital, and other domestic public sector related legal entities and the Church of Greece owned approximately 7.6%.

        If there is not a full voting participation by all of our shareholders at a given shareholders' meeting, these state-related entities, despite holding a minority of our total shares, may have a voting majority at such meeting. See Item 7.A, "Major Shareholders—State Interests".

Future acquisitions may result in unexpected losses.

        Our strategy includes expansion by acquisition, and acquisitions may lead to unexpected losses or integration difficulties. Typically, when we acquire a banking business, we acquire all of its liabilities as well as its assets. Our acquisition procedures may fail to identify all actual or potential liabilities of a company prior to its acquisition, and we may be unable to obtain sufficient indemnities to protect ourselves against such acquired liabilities. Furthermore, our acquisition procedures may fail to identify that the values of certain assets are impaired. For example, the failure to identify and accurately determine the level of credit risk or market risk to which an acquired bank is exposed prior to its acquisition may lead to unexpected losses following the acquisition, which may have a significant adverse effect on our results of operations and financial condition. Further, we may not realize expected synergies which may impact our results, and management may be distracted.

Regulation of the banking industry may change.

        Regulations governing the banking and financial services industries are subject to change, particularly in the current market environment, where there have been unprecedented levels of government intervention and changes to the regulations governing financial institutions. As a result of these and other ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of our participation in any government or regulator-led initiatives, such as the Hellenic Republic bank support plan), we may face greater regulation in Greece, Turkey and SEE. Compliance with such changes may increase our capital requirements and costs, heighten disclosure requirements, restrict certain types of transactions, affect our strategy and limit or require the modification of rates or fees that we charge on certain loan and other products, any of which could lower the return on its investments, assets and equity. We may also face increased compliance costs and limitations on our ability to pursue certain business opportunities.

Risks Relating to the Markets

Exchange rate fluctuations could have a significant impact on the value of our shares.

        The market price of our shares traded on the Athens Exchange ("ATHEX") is denominated in euro. Fluctuations in the exchange rate between the euro and other currencies may affect the value of the Bank's shares in the local currency of investors in the United States and other countries that have not adopted the euro as their currency. Additionally, cash dividends on our ordinary shares are paid in euro and, therefore, are subject to exchange rate fluctuations when converted to an investor's local currency, including US dollars.

The ATHEX is less liquid than other major exchanges.

        The principal trading market for our ordinary shares is the ATHEX. The ATHEX is less liquid than major stock markets in Western Europe and the United States. As a result, shareholders may have difficulty assessing the past performance of the shares based on our prior trading record on the ATHEX. In 2008, the average daily trading value on the ATHEX was approximately €315.9 million, while in the first six months of 2009 it was approximately €171.1 million. In comparison, the average daily trading value on the London Stock Exchange was approximately €7,423 million in 2008.

        As at December 31, 2008, the aggregate market value of all shares listed on the ATHEX was approximately €68.2 billion, while as at June 30, 2009 it was approximately €82.4 billion. The market value of our ordinary shares listed on the ATHEX on December 31, 2008 and June 30, 2009 was €6,556 million and €7,917 million, representing approximately 9.6% and 11.9%, respectively, of the capitalization of all companies listed on the ATHEX. We cannot make assurances about the future liquidity of the market for our shares.

Our share price has been, and may continue to be, volatile.

        The market price of our shares has been subject to significant volatility in the past, and could be subject to wide fluctuations in response to numerous factors, many of which are beyond our control. These factors include the following:

  •
  Actual or anticipated fluctuations in our operating results;

  •
  Results of operations of our competitors;

  •
  The condition of the Greek economy and other economies in which we do business;

  •
  Potential changes in banking regulatory regimes;

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

The exercise of pre-emptive rights may not be available to US holders of the Bank's ordinary shares and American Depositary Receipts.

        Under Greek law and our Articles of Association, prior to the issuance of any new ordinary shares, we must offer holders of our existing ordinary shares pre-emptive rights to subscribe and pay for a sufficient number of ordinary shares to maintain their existing ownership percentages. These pre-emptive rights are generally transferable during the rights trading period for the related offering and may be traded on the ATHEX.

        US holders of the Bank's ordinary shares and American Depositary Shares evidenced by American Depositary Receipts ("ADRs") may not be able to receive, trade or exercise pre-emptive rights for any such offering of shares unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement with respect to any future offering will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling US holders of ordinary shares and ADRs to exercise their pre-emptive rights and any other factors we may consider appropriate at the time.

        If US holders of the Bank's ordinary shares and ADRs are not able to receive (and trade) or exercise pre-emptive rights granted in respect of their shares in any rights offering by us then they might not receive the economic benefit of such rights. In addition, their proportional ownership interests in the Bank will be diluted.

ITEM 4    INFORMATION ON THE COMPANY

A.    History and Development of the Company

History and Development of the NBG Group

        National Bank of Greece S.A. was founded in 1841 and incorporated as a société anonyme pursuant to Greek law. Our current corporate form will expire on February 27, 2053, but may be further extended by a shareholder resolution passed at the the General Meeting. The Bank's headquarters and our registered office are located at 86 Eolou Street, 10232 Athens, Greece. The telephone number of the Bank is (+30) 210 334 1000. The Bank's agent for service of process in the United States is Corporation Service Company, 1133 Avenue of the Americas, Suite 3100, New York, NY 10036.

        The Bank has operated a commercial banking business for 168 years. Since our foundation, our business has expanded to become a large, diversified financial services group that today comprises the Group. As part of our diversification, the Bank founded Ethniki Hellenic General Insurance S.A. in 1891 and the National Mortgage Bank of Greece S.A. ("NMB") in 1927. Until the establishment of the Bank of Greece as the central bank of Greece in 1928, the Bank, in addition to commercial banking activities, was responsible for issuing currency in Greece. The Bank expanded its business further when, in 1953, it merged with Bank of Athens S.A. On October 2, 1998, the Bank merged with National Mortgage Bank of Greece S.A. to enhance revenue generation, realize cost-saving efficiencies and provide more integrated mortgage lending services to the Bank's customers. In December 2002, the Bank fully acquired and integrated the operations of the National Bank for Investment and Industrial Development ("ETEBA"), an investment bank that was a subsidiary of the Bank. As part of our ongoing effort to improve our portfolio structure and effectively respond to changes in the domestic and international markets, in December 2005 the Bank fully acquired and integrated the operations of our securities portfolio management subsidiary, the National Investment Company S.A.

        The Bank's efforts to further integrate its operations and enhance its overall structure also led to the absorption-merger of our wholly owned subsidiary National Real Estate on March 31, 2006 and to the spin-off of the Bank's warehousing section into our wholly-owned subsidiary, Pronomiouhos S.A.

Genikon Apothikon Hellados, which was completed on March 17, 2008 and which is accounted for as an asset held for sale (See Note 19 to the U.S. GAAP financial statements included in this Annual Report). We also merged with National Management & Organization Co. ("Ethnokarta") through absorption, effective as at March 31, 2007.

        The Bank intends to expand through organic growth and to continue to evaluate acquisition, joint venture and partnership opportunities as they arise. In keeping with this strategy, we have expanded our presence in SEE. In October 2003, we acquired Banca Romaneasca in Romania, and in 2005 we acquired Eurial, a Romanian automobile leasing company that was subsequently renamed NBG Leasing IFN S.A., as well as Alpha Romania Insurance, which we acquired from another Greek bank. These acquisitions followed the expansion of our banking activities through the acquisitions of Stopanska Banka AD-Skopje in FYROM and UBB in Bulgaria in 2000.

Acquisitions, Capital Expenditures and Divestitures

        In 2006, we undertook our largest international acquisition to date. On August 18, 2006, we acquired 46% of the ordinary shares and 100% of the founder shares in Finansbank, a commercial and retail bank in Turkey, from Fiba Holding A.S., Fina Holding A.S., Girisim Factoring A.S. and Fiba Factoring Hizmetleri A.S. (together, the "Fiba Sellers") for a consideration of US$2,323 million and US$451 million for ordinary shares and founder shares, respectively. In order to finance our acquisition of Finansbank, we increased our share capital through a rights issue in July 2006 by payment in cash with preemptive rights to our existing shareholders at a ratio of four new shares for every ten shares. The Fiba Sellers retained a residual stake of 9.68% in the ordinary share capital of Finansbank, which was subject to a call option exercisable by us, and a put option (to us) exercisable by the Fiba Sellers for a period of two years commencing on the second anniversary of the initial acquisition. As a result of Turkish capital markets legislation, the Bank made a mandatory offer to the minority shareholders of Finansbank. During the mandatory tender offer period between January 8 and January 29, 2007, the Bank acquired a further 43.44% of Finansbank's outstanding ordinary shares, for a consideration of €1,733 million, through the Istanbul Stock Exchange ("ISE"). On April 5, 2007, we disposed of 5% of Finansbank's share capital to the International Finance Corporation ("IFC"). This shareholding remains subject to a call option exercisable by us, and a put option (to us) exercisable by the IFC within seven years. Following the completion of the mandatory tender offer and the sale of shares to the IFC, we have proceeded to acquire further outstanding ordinary shares in Finansbank. On August 19, 2008, we accepted the proposal of Fiba Holding to acquire the remaining shares of Finansbank held by the Fiba Sellers (9.68%). The exercise price was determined in accordance with the agreement and amounted to US$697 million. At December 31, 2008, we had acquired substantially all of the remaining 95% of Finansbank's outstanding share capital (excluding the 5% stake held by the IFC and subject to the put and call options), for a consideration of €3,883.3 million.

        In January 2006, following a decision of the Board of Directors of the Bank dated December 20, 2005, we participated in the share capital increase of Banca Romaneasca. Pursuant to the share capital increase, which was completed in February 2006, 122.5 million new shares were issued, and the Bank held 194.4 million shares, representing 98.9% of the total number of shares. The Bank paid about €60.4 million in relation to the share capital increase.

        In February 2006 we disposed of our subsidiary NBG Canada, and in April 2006 we disposed of our subsidiary Atlantic Bank of New York, in line with our strategy to diversify away from mature markets and focus on emerging markets.

        On February 22, 2006, Group companies National Insurance Brokerage S.A. and UBB agreed with American International Group ("AIG") to establish a life insurance company and a general insurance company in Bulgaria. National Insurance Brokerage S.A. and UBB will each own a 30% of the share capital of the two new companies, while the remaining 40% and the management of the companies will be held by American Life Insurance Company and AIG Central Europe & CIS Insurance Holdings Corporation. The total share capital of the life insurance company was set at BGN 6 million (€3.1 million) and for the general insurance company at BGN 5.4 million (€2.8 million).

        On September 12, 2006, we entered into an agreement with the Republic of Serbia for the acquisition of 99.4% of the share capital of Vojvodjanska Banka a.d. Novi Sad ("Vojvodjanska") for a total cash consideration of €360 million. The acquisition was effected on December 31, 2006. Pursuant to the acquisition agreement, we deposited a further €25 million in an escrow account to set off certain expected recoveries from Vojvodjanska's fully provided non-performing loan portfolio until December 2007. The recoveries as at December 31, 2007 amounted to €7.7 million, which have been offset by a payment to the Republic of Serbia out of the escrow account. As a result, the cost of the acquisition of Vojvodjanska and net assets at acquisition have been increased by this amount.

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

        On April 19, 2007, we signed an agreement for the disposal of our minority shareholding in AGET Heracles to its majority shareholder Lafarge Group. Pursuant to this agreement, we disposed of 18,480,899 shares, representing 26% of the share capital of AGET Heracles. This disposal was consistent with our stated strategy to focus on our core banking activities and exit from non-financial participations. The sale price was agreed at €17.40 per share, or €321.6 million in total and was in line with the average closing price of the last 30 trading days preceding the transaction.

        In May 2007, Finansbank applied to the General Directorate of Insurance in Turkey for, and has received, permission to establish Finans Emeklilik ve Hayat A.S. ("Finans Pension"). The company completed its corporate organization and obtained a license to conduct life and personal accident insurance business dated November 21, 2007 and a license to conduct individual pension business dated April 11, 2008. Finans Pension has commenced operations in life and personal accident business. The increased demand in recent years for individual pensions in Turkey has created a rapidly growing insurance business for Finans Pension products.

        On May 30, 2007, the Bank acquired from TBIF Financial Services BV 100% of the share capital of TBI Lizing d.o.o., a leasing company in Serbia, for €2.5 million.

        On September 3, 2007, NBG Leasing d.o.o Belgrade established a 100%-owned subsidiary, NBG Services d.o.o. Belgrade, with approved capital of RSD 756,000.

        On September 24, 2007, we announced a voluntary takeover bid in cash of €5.50 per share for the 23.08% of the share capital of EH held by minority shareholders. As at December 31, 2007, we held 100% of the share capital of EH. On January 14, 2008, at an Extraordinary General Meeting, EH shareholders approved the filing with the Capital Markets Commission ("CMC") for de-registration of the company's shares from the ATHEX, and on February 7, 2008, de-registration was approved.

        In October 2007, we exercised our minority buy-out option for Vojvodjanska and through a public tender offer acquired 1,727 common shares at a price of RSD 70 per share. After this share purchase, we became the sole shareholder of Vojvodjanska and delisted its shares from the Belgrade Stock Exchange on November 28, 2007. On November 14, 2007, we proposed a share capital increase of Vojvodjanska of €53 million, which was completed on December 19, 2007. On November 19, 2007, we proposed the merger of the Vojvodjanska with NBG Beograd through absorption of the latter by the former. The merger was approved by the Central Bank of Serbia on February 5, 2008 and was completed on February 14, 2008.

        On December 17, 2007, the Bank established a new subsidiary, CPT Investments Ltd, with a contribution of €401 million to its share capital. On September 30, 2008 the Bank contributed to the share capital increase of CPT Investments Ltd the amount of EUR 311.2 million.

        In February 2008 the Bank established two wholly owned subsidiary companies, NBG Finance (Dollar) Plc and NBG Finance (Sterling) Plc.

        Beginning on April 21, 2008, we acquired 8,604,000 shares in the Hellenic Postal Savings Bank through on-exchange share purchases over the ATHEX. The shares acquired correspond to a 6.05% shareholding in Hellenic Postal Savings Bank. Together with the 816,000 Hellenic Postal Savings Bank shares (a 0.57% shareholding) already owned by the Bank, our total shareholding in Hellenic Postal Savings Bank corresponds to 6.62%. Total consideration amounted to €115.1 million.

        On May 30, 2008 Banca Romaneasca increased its share capital and the Bank contributed the amount of EUR 41.2 million. Furthermore, on December 22, 2008 Banca Romaneasca increased its share capital and the Bank contributed the amount of EUR 41.6 million.

        On July 16, 2008 the Bank disposed of its 30% associate, Siemens Enterprise Communications S.A. The agreed total consideration amounted to €11.4 million.

        On November 25, 2008 following the decision of General Meeting of the Shareholders of Astir Palace Vouliagmenis S.A. ("Astir Palace") for its share capital increase, the Bank, as the main shareholder, contributed the amount of EUR 99.6 million.

        On December 16, 2008 Ethniki Hellenic General Insurance S.A increased its share capital and the Bank contributed the amount of EUR 137.5 million.

        The table below sets out the Bank's principal items of capital expenditure for 2006, 2007 and 2008:

	Year ended December 31,
Type of Capital Expenditure	2006		2007		2008
	(EUR in thousands)
Interests in other companies	2,642,887	(1)	2,446,852	(2)	1,176,945	(3)
Information technology and other electronic equipment	23,261		42,742		65,541
Furniture, fixtures and fittings	1,352		3,925		3,329
Other capital expenditures(4)	67,414		70,307		94,745

Total	2,734,914		2,563,826		1,340,560

(1)
Principally representing the acquisitions of Finansbank and Vojvodjanska and the participation in Banca Romaneasca's capital increase.

(2)
Principally representing the further acquisition of Finansbank, the acquisition of P&K Investment Services, the establishment of and participation in CPT Investments Ltd., the participation in Vojvodjanska's capital increase and the acquisition of 100% of EH.

(3)
Principally representing the participation in the share capital increase of EH and CPT Investments and the establishment of and participation in NBG Finance Dollar plc.

(4)
"Other capital expenditures" domestically and abroad principally represent branch renovation costs, costs relating to establishment of new branches and costs relating to reallocation of existing branches.

        Also, as part of a strategy to streamline our operations, we continue to divest non-core equity investments and real estate that are unrelated to our principal financial services businesses and to commit the released resources to more profitable activities. As part of our program of disposing of non-core assets, we have made significant domestic divestitures in the last three years, as summarized in the table below. In 2006 we also disposed of our subsidiaries Atlantic Bank of New York and NBG Canada as part of our program to focus on emerging markets.

        The table below sets out the Bank's principal divestitures for 2006, 2007 and 2008.

		Year ended December 31,
Type of Divestiture	Group Companies	2006	2007	2008
		(EUR in millions)
Investments(1)	The Bank	369.8	406.2	14.9
Real estate(2)	The Bank and Ethniki Kefalaiou	97.7	119.8	70.5

(1)
During 2006, the Bank made disposals of €6.5 million of its former subsidiary Astir Alexandroupolis AXE, CAD 71.3 million (€52.0 million) of NBG Canada, US$388.4 million (€309.6 million) of Atlantic Bank of New York, €2.5 million in AGRIS and other smaller disposals of total value €0.8 million. During 2007, the Bank made a disposal of €321.6 million (net of expenses) in AGET Heracles, €80.1 million in Hellenic Exchanges SA, €2.6 million in Elsa S.A., €1.7 million in P&K Mutual Funds Management, and other smaller disposals of €0.2 million. During 2008, the Bank disposed of its participation in Siemens Enterprise Communications S.A. for €11.4 million and its 20.23% associate Hellenic Countryside S.A. for €3.5 million.

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

B.    Business Overview

Introduction

        We are the largest financial institution in Greece by market capitalization, holding a significant position in Greece's retail banking sector, with more than 10 million deposit accounts, more than one million lending accounts, 579 branches and 1,446 ATMs as at December 31, 2008. Our core focus outside of Greece is in Turkey and SEE, where we currently operate in Bulgaria, Serbia, Romania, Albania, Cyprus and FYROM. Altogether, we have a presence in eleven countries outside Greece. We offer our customers a wide range of integrated financial services, including:

  •
  corporate and investment banking;

  •
  retail banking (including mortgage lending);

  •
  leasing;

  •
  stock brokerage, asset management and venture capital;

  •
  insurance; and

  •
  real estate and consulting services.

        In addition, we are involved in various other businesses, including hotel and property management, real estate and IT consulting.

        The Bank is our principal operating company, representing 70.8% of our total assets as at December 31, 2008. The Bank's liabilities represent 76.3% of our total liabilities as at December 31, 2008. While the Bank conducts most of our banking activities, it is supported by eight non-Greek banking subsidiaries: Finansbank A.S., United Bulgarian Bank AD–Sofia ("UBB"), Vojvodjanska, Banca Romaneasca S.A. ("Banca Romaneasca"), Stopanska Banka A.D.–Skopje ("Stopanska Banka"), the National Bank of Greece (Cyprus) Ltd. ("NBG Cyprus"), South African Bank of Athens Ltd. ("SABA") and Finansbank (Malta) Ltd. We intend to continue to expand our operations in SEE and the Southeastern Mediterranean region.

        We hold leading positions in many financial services products in Greece. As at December 31, 2008, we had the largest market share of deposits and mortgage loans in Greece, with 31.0% in core deposits and 23.8% in mortgage lending, respectively, according to our internal analysis of published information of the Bank of Greece and other Greek banks; moreover, we were first in life and non-life insurance with market shares of 21.2% and 13.4%, respectively according to data published by the Greek Private Insurance Supervisory Committee. We are also strongly positioned in consumer and credit card lending, According to our internal analysis of published information by the Bank of Greece, we are second with a market share of 17.8% as at December 31, 2008 and first in fund management with a market share of 26.6% as at the same date. We believe that our leadership in financial services in Greece provides a strong platform upon which we will be able to successfully and prudently grow our business.

Banking Activities in Greece

        Most of our banking business is domestic and includes retail, corporate and investment banking. As at December 31, 2008, 70.1% of the Group's total assets were Greek Retail Banking and Greek Corporate & Investment Banking ("Greek Banking") related assets. The Group's Greek banking operations account for 72.4% of our total lending activities as at December 31, 2008.

        The following table sets forth details of Greek Banking loans and deposits at December 31, 2008:

	Loans		Deposits
	Amount	% of Total	Amount	% of Total
	(EUR in millions, except for percentages)
Commercial and Retail(1)	42,809	82.9%	52,526	78.9%
Public Sector(2)	8,202	15.9%	2,032	3.1%
Interbank	632	1.2%	12,036	18.0%

Total	51,643	100.0%	66,594	100.0%

(1)
Retail loans include consumer loans, personal loans, mortgages, automobile financing and credit cards.

(2)
Comprises public utilities and entities governed by Greek public law.

        We believe that the Bank has a significant advantage in attracting domestic deposits from retail and corporate clients due to the:

  •
  Wide coverage of the Bank's domestic branch network;

  •
  Respected status of the Bank's brand name amongst a large segment of the population; and

  •
  Broad range of services and products offered by the Bank.

        The charts below indicate the increases in Greek Banking loans and Greek Banking deposits including balances with Central Banks attributable to the Bank from December 31, 2006 through December 31, 2008.

Greek Banking Loans

Greek Banking Deposits

Greek Banking Distribution Channels

        As at December 31, 2008, we operated in Greece through 579 branches, one private banking unit, one unit for financial institutions and 10 specialized banking units that deal exclusively with troubled and non-performing loans. As at December 31, 2008, we had 1,466 ATMs, of which at least 597 were situated in key locations outside of our branches, such as supermarkets, metro stations, shopping centers, hospitals and airports (530 of our ATMs are equipped with cash deposit devices). During 2008, the total number of ATM transactions reached approximately 86 million transactions with a total value of €17.6 billion. In addition, we have developed alternative distribution channels, such as an e-banking platform targeted at both corporate and retail clients. During 2008, approximately 121,000 new corporate and retail clients were connected through our phone banking services, with the total number of phone and internet banking users reaching approximately 337,000. The total number of electronic transactions during 2008 was approximately 23.6 million with a total value of approximately €14.8 billion. We operate a contact center, through which the Bank provides information and transaction services through the use of a voice portal and a manned help desk, which began operation in 2007, and "Fast Line", a telephone service unit of consumer lending through which loan requests of up to €50,000 may be instantly addressed by phone.

        The Bank's branches are located in almost every major city and town in Greece. Approximately 45% of the Bank's branches are located in Athens, Piraeus and Thessaloniki, the major population centers in Greece. The Bank is engaged in a continuous process of rationalizing the organization of its branch network in order to reduce costs, primarily by centralizing back-office functions to free more employees to work on sales activities directly with customers. In addition, the Bank is continuing to consolidate redundant branches in order to maintain equivalent geographic coverage at a lower cost. As at December 31, 2008, the Bank operated 230 full banking branches and 349 retail banking branches.

        We participate in DIAS Interbanking Systems S.A., which currently has 40 banks as shareholder-participants, including the Bank. DIAS Interbanking Systems provides interbank services such as check clearing, ATM networking, fund transfers and payroll and pension services for the benefit of customers of shareholder-participants.

        We use a variety of marketing channels to maintain and enhance our market position, including telemarketing (particularly for credit card sales and consumer loans), radio, television, press and internet advertising and distributing promotional information brochures in our branches. As part of our marketing strategy, we seek to capitalize on our existing relationships with individual customers through cross-selling efforts aimed at increasing such customers' awareness of other products that are offered by Group companies. For instance, our mortgage customers are informed of our insurance products, through which they may insure against damage to their property and against events and circumstances that might cause them to default on their mortgage loans. Our marketing strategy also includes indirect marketing, pursuant to which we have entered into agency agreements with retailers, such as automobile dealers and electronics chain stores, who agree to offer our consumer loan products to their customers in connection with purchases of consumer goods.

        In addition, we employ various alternative distribution methods, such as cooperation with real estate agents and construction businesses in the sale of mortgage loans and with accountants and consultants in the sale of small business loans. We have also entered into contractual arrangements with mobile telephone service providers in Greece that enable us to offer to our customers certain banking services, such as balance inquiries, through their mobile telephones. We provide certain banking services over the internet, including the transfer of funds between accounts, balance inquiries, bill payments, stock brokerage services and subscriptions to initial public offerings on the ATHEX.

        Recently, we have introduced "i-bank", a new web-based portal which allows our clients to select the ideal place and method to transact with the Bank in order to achieve immediate and reliable service at low cost. Our "i-bank" is being implemented at Group level in all countries where we operate, which will create convergence across our distribution channels through the utilization of a common platform for trans-border products and services.

Retail Banking

        All of our retail banking activities in Greece are conducted by the Bank. The Bank offers retail customers a number of different types of deposit and investment products, as well as a wide range of traditional services and products.

        As a result of the ongoing credit crisis, we have adopted a more conservative approach to new consumer lending, with a greater emphasis on risk-averse lending criteria. As a result, we expect slower credit expansions across each of our products throughout the remainder of 2009.

        The following table illustrates our estimated market share in Greece for certain categories of retail banking activities as at the dates indicated:

	As at December 31,
	2007	2008
Mortgage lending (balances)	23.6%	23.8%
Consumer loans and credit cards (balances)	17.3%	17.8%
Core deposits(1)	28.7%	31.0%

(1)
Core deposits consist of sight deposits and savings accounts and exclude repos and time deposits.

        Our large customer base and our extensive network of branches and ATMs are advantages that will facilitate the Bank's access to the largest and most diverse depositor base in Greece, providing the Bank with a large, stable and low-cost source of funding.

Savings and Investment Products

        Savings and investment products of the Bank are offered both in euro and in other currencies. In Greece, the Bank had €66.6 billion in total deposits as at December 31, 2008 compared with €52.7 billion as at December 31, 2007. In response to customer demand, the Bank offers investment products with high yields. These products include repurchase agreements between the Bank and our clients (backed by Greek government bonds), Greek government bonds from the Bank's proprietary portfolio, capital guaranteed principal products and a wide range of mutual funds and unit trust products provided by NBG Asset Management S.A., which is 100% owned by Group companies. See Item 4.B, "Business Overview—Banking Activities in Greece—Global Markets & Asset Management".

Consumer Credit Products

        The Bank holds a strong position in consumer retail banking in Greece and offers its customers a variety of consumer finance solutions: credit cards, revolving loans, amortized personal loans and consumer loans for vehicles and durable goods.

        The Bank's portfolio of consumer credit products amounted to €6,566.5 million as at December 31, 2008 an 18.4% increase compared to €5,547.6 million at December 31, 2007. In 2008 disbursements of new consumer loans exceeded €1.9 billion, a 10% annual increase. As at December 31, 2008, consumer loan balances accounted for 12.9% of the Bank's total lending portfolio.

        The Bank is among the most active credit card issuers in Greece, having circulated more than 1.1 million cards and managing a total credit card portfolio of €1.7 billion as at December 31, 2008, compared to €1.5 billion as at December 31, 2007. Despite competition in the Greek credit cards market, the Bank maintained a strong position during 2008 by issuing 276,000 new credit cards and increasing the Bank's portfolio in terms of the number of cards by 9.6% to 1.12 million and in terms of outstanding balances by 12.5% to €190 million net incremental balances from 2007 year-end. During

2008, the Bank focused on increasing its customer base through the expansion of sales channels while at the same time implementing credit criteria, and a more effective and targeted portfolio management.

        Beginning in October 2008, we began implementing enhanced credit scoring procedures in connection with the credit risk evaluation of our retail lending products, including the underwriting process, account monitoring and marketing strategies.

Mortgage Lending

        The Bank is the largest mortgage lender in Greece according to our internal analysis of information published by the Bank of Greece and has increased its market share to 23.8% at the end of 2008 from 23.6% at the end of 2007. As at December 31, 2008, the Bank's outstanding mortgage balances amounted to €17,756.1 million, compared to €15,660.2 million at December 31, 2007, posting an increase of 13.4%, and constituting 34.8% of its total lending to enterprises and households in Greece. The volume of new loan disbursements amounted to €3.5 billion in 2008.

        Mortgage products are offered through our extensive branch network, although strong emphasis is also placed on expanding the use of alternative distribution channels such as real estate agents, construction companies and insurance brokers.

        We offer a wide range of mortgage products, with floating, fixed, or a combination of fixed and floating interest rates. Since August 2008, floating rate products are indexed, based on three-month EURIBOR plus a maximum of 3%, depending predominantly on the customer's credit profile, loan-to-value and the amount borrowed. We introduced mortgages in Swiss francs in January 2007, with a low trigger rate for the first year, and a higher fixed rate for the next three or five years. The "ESTIA CHF" line of products offer protection for up to six years against currency fluctuations over 5% in exchange for a 0.20% rate increase. Loans in Swiss francs accounted for 8.4% of new disbursements during 2008.

        In addition to fire and earthquake property insurance, we began offering an optional life insurance plan together with mortgages in 2008, improving the quality of our mortgage credit. This option has been very successful, with 80% of new mortgages in 2008 carrying a life insurance plan. For further information, see Item 4.B, "Business Overview—Insurance."

        We offer loans subsidized by the Hellenic Republic or Workers' Housing Organization to special groups. In aggregate, these loans accounted for approximately 10% of new loan disbursements in 2008.

Small Business Lending Unit

        The Small Business Lending Unit ("SBL Unit"), a part of the Bank's Retail Banking Division consisting of three credit centers situated in Athens, Thessaloniki and Patras, manages the provision of credit to businesses with annual turnover of up to €2.5 million. The SBL Unit offers lending solutions as outlined below, which cover the full range of business credit needs:

  (a)
  "Open Business Plan", a revolving credit facility limited at up to 100% of total annual turnover (depending on the creditworthiness and industry performance of the borrower);

  (b)
  "Amesos" ("Right Now"), a revolving line of credit with same-day approval and disbursement, which covers a wide range of a small and medium-sized enterprise financing needs up to €50,000, with a longer repayment period and a wider choice of interest rates than the "Open Business Plan" facility; and

  (c)
  "Business Multiloan—Development", a medium- or long-term loan either for the purchase of tangible and intangible assets such as real property, mechanical equipment and vehicles or for the enhancement of business liquidity. Since 2007, this product has also been offered to businesses that invest in real estate.

        In addition, customized financing products are targeted at certain categories of businesses and professionals such as medical practices, trade unions, attorney unions, gas stations, car dealers, pharmacies and food and restaurant establishments. Furthermore, the SBL Unit offers term loans geared towards medium- and long-term working capital needs for the financing of asset purchases.

        For the promotion of the aforementioned products, the SBL Unit also cooperates with alternative sale channels such as financial and tax advisors, brokers and insurance agents on a commission fee basis. These affiliations are based on strict service level agreements and sales performance monitoring.

        The SBL Unit has recently adopted new procedures governing its active participation in the Institute of Financing Small & Medium Sized Enterprises ("TEMPME S.A."), which facilitates small and medium-sized enterprise financing by issuing state guarantees on loans covering up to 80% of loan principal. In 2009, the SBL Unit's participation in TEMPME S.A. has produced approximately 10,000 applications resulting in over €1 billion in disbursements. The Hellenic Republic has decided to prolong the state guarantee program until the end of 2009.

Payment Services

        We offer payment services to our clients participating in all local interbank payment channels. We are also a member of the euro interbank channels of TARGET, TARGET2, EBA for Euro 1, Step 1 and Step 2 services. As a member of Step 2, the Bank is the main Greek entry point for Eurozone payments. For payments, especially outside the Eurozone, the Bank maintains a global network of correspondent banks. The Bank is currently in the process of implementing a program to centralize its payment operations.

Factoring

        We have been offering factoring services since 1996, including domestic factoring services such as debt collection, management and account monitoring and advancing of funds for companies' outstanding claims. Internationally, we offer export credit, credit risk coverage, monitoring services, management and debt collection services. Factoring services are provided through the Bank's corporate credit centers, which comprise a specialized division of the Bank. The Bank's corporate credit centers also provide lending services to small and medium-sized enterprises, offering a synergistic complement of services to these clients.

        The Bank has recently incorporated a subsidiary, Ethniki Factors S.A., which will manage and administer its factoring activities domestically and internationally.

Corporate Banking

Commercial Banking

        The Bank's commercial loan portfolio in Greece comprises approximately 50,000 corporate clients, including Small and Medium Sized Enterprises ("SMEs"), and most of the largest corporate groups in Greece. As a Group, we are able to offer corporate clients a wide range of products and services, including financial and investment advisory services, deposit accounts, loans denominated in euro and other currencies, foreign exchange services, insurance products, custody arrangements and trade finance services.

        As a result of the recent credit crisis, the Bank has adopted a more conservative approach to new commercial lending, with a greater focus on larger corporate borrowers that it perceives to be lower-risk. As a result, the Bank expects slower credit expansions in its commercial lending portfolio during 2009 compared to 2008.

        The Bank lends to all sectors of the economy. As at December 31, 2008, domestic commercial lending (including loans to the public sector) amounted to €26,875.4 million and represented 52.7% of the total domestic loan portfolio of the Bank. Its lending exposure to the ten largest performing loans to non-affiliated enterprises amounted to €2,885.1 million as at December 31, 2008, representing approximately 5.7% of its domestic loan portfolio.

        The Bank offers:

  •
  corporate accounts with overdraft facilities;

  •
  foreign currency loans;

  •
  variable rate loans; and

  •
  currency swaps and options (mostly euro-related) for corporate customers.

        The Bank lends in the form of credit lines, which are generally at variable rates of interest with payment terms of up to 12 months for working capital purposes whereas for financing of investments, payment terms exceed 12 months. In addition, the Bank provides letters of credit and guarantees for its clients. At December 31, 2008, the Bank had standby letters of credit and financial guarantees written amounting to €3.8 billion. Most loans are collateralized to a certain degree, although Greek law imposes significant delays to foreclosing on collateral.

        The Bank also participates in, advises on and arranges large syndicated loans with both domestic and foreign banks. Generally, these loans finance large domestic and international infrastructure projects and borrowings by large corporations and state-controlled entities. For example, in 2008 the Bank participated in the financing of three new motorways in Greece: the Aegean Motorway (in the eastern part of central Greece), Olympia Odos (in the Peloponnese) and Nea Odos (in central Greece), the Severn CCGT power plant in Great Britain, an oil exploration rig in Norway and the Bina Istra Motorway in Croatia.

        The table below sets forth certain key interest rates charged by the Bank:

	As at
Interest rate on:	April 1, 2008	May 8, 2008	June 2, 2008	July 29, 2008	August 4, 2008
Prime lending rate for working capital	7.25%	7.25%	7.25%	7.50%	7.50%
Prime lending rate for fixed assets	7.50%	7.50%	7.50%	7.75%	7.75%
Variable rate mortgages	6.40%	6.65%	6.90%	7.15%	7.15%
Personal loans	12.50%	12.50%	12.50%	12.50%	13.00%
Consumer loans	11.00%	11.00%	11.00%	11.00%	11.50%
Open revolving credit facility	7.75-13.20%	7.75-13.20%	7.75-13.20%	7.75-13.20%	8.25-13.70%

	As at
Interest rate on:	October 1, 2008	November 3, 2008	December 1, 2008	March 16, 2009	April 27, 2009
Prime lending rate for working capital	7.50%	7.50%	7.50%	7.50%	7.50%
Prime lending rate for fixed assets	7.75%	7.75%	7.75%	7.75%	7.75%
Variable rate mortgages	7.65%	7.65%	7.15%	5.65%	5.40%
Personal loans	13.00%	13.00%	13.00%	12.50%	12.50%
Consumer loans	11.50%	11.50%	11.50%	11.00%	11.00%
Open revolving credit facility	8.25-13.70%	9.10-13.95%	9.10-13.95%	9.10-13.95%	9.10-13.95%

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

        The Bank has traditionally provided financing for many of the largest Greek shipping companies. As at December 31, 2008, outstanding shipping loans (mainly concerning bulk shipping) were €1,932.4 million, representing approximately 3.8% of the Bank's total domestic loan portfolio compared to €1,238.8 million or 3.3% of the Bank's total domestic loan portfolio, as at December 31, 2007. Of the Bank's shipping finance portfolio 17% as at December 31, 2008 concerned the financing of new vessels (new buildings), with the remainder relating to financing purchases of used vessels. The Bank's shipping finance activities are carried out almost exclusively through its Piraeus-based operation.

        The Bank's conventional shipping finance and syndicated loan portfolio consists of first-tier shipping groups involved in diversified shipping activities (e.g., dry, wet, liner or ferry shipping) in a continuous effort towards improving quality, spreading risk and enhancing the profitability of its shipping loan portfolio. Nearly all of the Bank's shipping loans are secured by vessels.

        The shipping industry is highly cyclical, experiencing volatility in revenues and cash flows resulting from changes in the demand and supply of vessel capacity. The demand for vessels is influenced by, among other factors, global and regional economic conditions, developments in international trade and changes in seaborne and other transportation patterns. None of these factors is within the Bank's control. However, the decline in international oil and commodity prices has eased costs for the industry during 2008. During the last quarter of 2008, freight rates (especially in dry cargo) have been heavily influenced by the global financial turmoil. During 2009, the shipping markets are expected to remain at lower-than-average historical levels (with variations between dry and wet sub-markets) due to increased tonnage supply (new-building vessel deliveries) and modest demand for shipping services, as a consequence of macro-economic conditions. As at December 31, 2008, the Bank's non-performing loans attributable to this sector stood at €18.0 million, compared to €19.4 million as at December 31, 2007. All aforementioned figures for non-performing loans relate entirely to facilities provided in the 1980s and 1990s.

        In terms of the outlook for 2009, the Bank is closely monitoring existing shipping facilities. The Bank's management believes that this effort will result in it maintaining its presence in this sector in the years to come.

Domestic Investment Banking

        Over the past five years, the Bank has acted as underwriter in 18 out of 21 domestic private sector initial public offerings. During the same period, the Bank participated in two privatization offerings in Greece, while being a lead manager in many of the largest offerings in Greece. In 2007, the Bank's share of the amount underwritten was €33.2 million. During 2008, no domestic initial public offering took place.

Project Finance

        The Bank is also active in project finance and, during 2008, provided project finance advisory services to the Hellenic Republic on the Greek Motorways Project, which consists of seven motorway concession schemes. The Bank is also a leading advisor to the Hellenic Republic for the new PFI Projects initiative, where it is involved as advisor in five projects regarding 24 schools, two hospitals, six university buildings, two regional government buildings and student accommodation facilities for two regional universities. The Bank also provides finance to major infrastructure projects both in Greece and abroad through its participation in the respective syndicated loan facilities.

Leasing

        We began leasing activities in 1990 through our subsidiary, Ethniki Leasing . Ethniki Leasing leases land and buildings, machinery, transport equipment, furniture and appliances, computers and communications equipment. As at and for the year ended December 31, 2008, Ethniki Leasing had assets of €836.8 million and revenues of €50.1 million, before elimination of intercompany transactions and balances.

Banking Activities outside of Greece

        We operate, as a Group, in eleven countries outside Greece. As at December 31, 2008, our international network comprised 1,221 branches outside Greece (including Bank branches in the United Kingdom, Albania, Egypt, Cyprus and Guernsey and subsidiaries), which offer traditional banking services and financial products and services. As a result of the merger of NBG Serbia with Vojvodjanska, the Bank currently has seven commercial banking subsidiaries in Turkey, Bulgaria, Romania, FYROM, Serbia, Cyprus and South Africa. Furthermore Finansbank's subsidiary in Malta, (transferred to NBG I BV in February 2009), is active in commercial banking. Lastly, the Bank also operates through its branches in Albania and Egypt.

        Our policy, since the early 1990s, has been to focus on the Bank's regional strength in SEE by strengthening our existing network and expanding into growing markets that present low banking penetration and greater profit margins and also to withdraw from mature markets where growth prospects are limited. In particular, we seek to develop our wholesale banking business by targeting major financial centers to which we can offer Greek and Balkan lending exposure. Our retail banking presence in some geographical areas may only be justified by our success in niche markets in which we have the ability to exploit significant advantages.

        Since 2000, the Bank has expanded its presence in SEE through acquisitions and greenfield start-ups. The Bank's regional strategy aims at diversifying our operations and enlarging our footprint to cover a region with attractive economic prospects. The Bank offers commercial banking services to customers in the region through our branches and subsidiaries in Bulgaria, Serbia, Romania, FYROM and Albania.

Turkish Operations

Overview

        On August 18, 2006, we acquired 46% of the ordinary share capital and 100% of the founder shares of Finansbank, a Turkish commercial bank headquartered in Istanbul. The Fiba Sellers also agreed and undertook to attend any general meetings of Finansbank and to vote such number of shares they then own as is equal to the difference between 50.01% of the ordinary shares and the total number of ordinary shares then owned by the Bank in accordance with the instructions and directions of the Bank. Based on that, it was deemed that the Bank obtained a controlling interest on August 18, 2006 and as such this acquisition was within the scope of FAS 141 "Business Combinations". As a result of Turkish Capital Markets legislation, NBG made a mandatory tender offer to minority shareholders. During the mandatory tender offer period (January 8 to January 29, 2007), we acquired a further 43.44% of Finansbank's outstanding ordinary shares in public hands. In April 2007, following an agreement signed in January of the same year, we disposed of 5% of Finansbank's shares to IFC (the relevant agreement includes put and call options). On August 19, 2008, we accepted the proposal of Fiba Holding to acquire the remaining shares of Finansbank held by the Fiba Sellers (9.68%).

The exercise price was determined in accordance with the agreement and amounted to US$697 million. Furthermore, from February 2007 to December 2008 we acquired a further 0.67% of the outstanding share capital of Finansbank. As of December 31, 2008 we held 94.79% of the ordinary capital of Finansbank. Finansbank's group of companies includes Finans Leasing, Finans Invest, Finans Portfolio Management, Finans Investment Trust, IBTech and Finans Pension. See Item 4.A, "History and Development of the Company".

        Finansbank was the fifth largest private bank in Turkey in terms of total assets, loans and deposits as at December 31, 2008, according to data from the Banks Association of Turkey, and it offers a wide range of retail, commercial, corporate, private banking and international trade finance services. In addition, financial leasing, capital market, corporate finance, portfolio management and brokerage services are provided by Finansbank's subsidiaries. As at December 31, 2008, Finansbank operated through a network of 458 branches in 55 cities, of which 47 were opened during 2008, making it the fifth largest Turkish bank by size of branch network. On December 31, 2008, Finansbank had 9,986 employees, a 10% increase from December 31, 2007.

        In the analysis that follows of Finansbank's and its subsidiaries' business, all amounts are before elimination of intercompany transactions and balances with the rest of the Group.

        In 2008, Finansbank contributed €346.6 million in net income to the Group compared to €304.4 million in 2007. Finansbank's income before income tax expense was €425.4 million as at December 31, 2008 and €376.2 million as at December 31, 2007. As at December 31, 2008, total gross lending was €10,252.8 million while total deposits reached €8,274.6 million, compared to €10,202.8 million and €8,435.1 million, respectively, as at December 31, 2007. Total assets of Finansbank as at December 31, 2008 were €14.6 billion, accounting for 14.4% of our total assets compared to €14.5 billion and 15.9% as at December 31, 2007. In 2008, 40.0% of the Group's net income from continuing operations before income tax expense was derived from our Turkish operations compared to 23.1% in 2007.

Corporate Banking

        Finansbank Corporate Banking serves large corporations through its eight branches in the four largest cities in Turkey. In 2008, Corporate Banking has prioritized the growth of a high-quality, diversified loan portfolio; lending balances amounted to TRY 12.7 billion as at December 31, 2008, compared to TRY 10.9 billion as at December 31, 2007.

        Finansbank Corporate Banking has benefited from integration into the Group in 2007, taking advantage of our reputation and experience in international markets to launch post-delivery finance products in the shipping sector and to enhance its credibility in the local syndication market.

Commercial Banking

        Finansbank Commercial Banking serves medium-sized companies located in 22 cities in Turkey through its head office, four regional offices (three in Istanbul and one in Ankara) and an extensive distribution network that includes 53 branches. The strategy of Commercial Banking is to serve a range of customers while obtaining sustainable profitability.

        Finansbank Commercial Banking loan and deposit volumes increased by 10% and 18% respectively in 2008. TRY deposits increased by 63% in 2008 to TRY 879.4 million from TRY 540.6 million in 2007.

Investment Banking

        Finansbank Investment Banking consists of Project Finance, Corporate Finance and Technical Consulting. Investment Banking acts as a client relations specialist while providing medium- to long-term loans and other products.

SME Banking

        Finansbank SME Banking has been serving Finansbank's SME clients since 2003. Finansbank was the first bank in Turkey to provide sector support packages, such as tourism and agriculture support packages. It also pioneered the "Kobifinans" project to serve its clients' information and consultancy needs through magazines, internet portals and call centers. By the end of 2008, SME Banking was active in 252 branches while total credit volume increased by 29% compared to the end of 2007 and reached TRY 4.9 billion.

Retail Banking

        Finansbank Retail Banking recorded significant loan growth in 2008. Finansbank's mortgage portfolio increased 35.5% from TRY 3.0 billion in 2007 to TRY 4.1 billion in 2008. The car loan portfolio for individuals increased 6.7% from TRY 420.0 million in 2007 to TRY 448.1 million in 2008. Retail lending market share stood at 7.8% as at December 31, 2008. Notably, Finansbank commands over 10% of the outstanding mortgage balances in the market.

        Finansbank's total retail deposit market share rose from 3.66% to 3.94% in 2008. Total retail deposits grew 35% during 2008 and reached TRY 10.6 billion as at December 31, 2008, while TRY savings accounts grew by 60% during the same period.

        Micro Business Banking operates under Retail Banking and focuses on servicing small businesses with an annual turnover of up to TRY 1 million and professionals such as doctors, lawyers, engineers and accountants.

Credit Cards

        In October 2007, CardFinans launched a new campaign under the concept "The Power is Yours", introducing ten new product features including interest-free loans, an instant card facility, cash advance features, detailed statement analysis and unemployment insurance. During the "Power is Yours" campaign, almost 300,000 new card applications were received through alternative acquisition channels such as SMS, internet and outdoor marketing activities. The new instant card facility, "CardFinans in 15 minutes", has been implemented in 82 branches throughout Turkey.

        During 2008 Finansbank increased its annual credit card spend volumes from TRY 9.3 billion to TRY 14.1 billion, and its loans from TRY 2.6 billion to TRY 3.5 billion with a 36.7% growth rate that was above the market and its main competitors. As at December 31, 2008, Card Finans' loan market share was 10%, the highest level for the company's history. Monthly spend volume reached 7.6% market share and exceeded TRY 1.2 billion.

Alternative Distribution Channels

        As at December 31, 2008, 61% of all transactions were made through alternative distribution channels (the internet, phone banking, ATM, IVR and POS machines). The number of online banking customers exceeded 911,000, an increase of 37% compared to 2007. The total number of transactions through Finansbank Internet Banking increased by 38% in 2008.

        Finansbank's ATM network grew by 18% in 2008 as the number of ATMs reached 1,206 compared to 1,018 in 2007. ATM transaction volume increased by 83% in 2008. Visitors to the Finansbank website reached 2.8 million by the end of 2008.

Private Banking

        Finansbank Private Banking has been providing investment products and asset management services to high net worth individuals in 2008 through seven Private Banking Centers and 32 Private Banking Corners located in Finansbank's branches in all major cities throughout Turkey.

        Following internal forecasts on the performance of domestic and international markets and an analysis of the global political and economic situation, domestic and international investment instruments are offered by Private Banking to meet clients' needs. Recommended instruments include time deposits, mutual funds, emerging market bonds, US Treasury bills and bonds, domestic and international equities and bonds, corporate bonds, currency exchange, forward contracts, futures, options and structured products. Finansbank Private Banking employs 75 specialized financial advisors. In 2008, Finansbank Private Banking had approximately US$3.5 billion in assets under management, an increase of over 17% compared to 2007.

Finansbank Subsidiaries

        The most significant subsidiaries of Finansbank include the following:

Finans Invest

        Finans Invest was established in December 1996 and began operations in January 1997. The company provides a wide range of financial services to both individual and institutional investors, including investment counseling and brokerage services, portfolio management, fund investment services and corporate finance and international investment services. The company ranks second by volume of stocks traded on the Instanbul Stock Exchange (the "ISE") with a 5.18% market share, according to a breakdown of stock market transactions by ISE members. Finans Invest's client portfolio amounted to TRY 1.1 billion as at December 31, 2008. Total assets of Finans Invest on December 31, 2008 amounted to TRY 68.7 million and its net income as of December 31, 2008 was TRY 7.4 million.

Finans Leasing

        Finans Leasing was established in March 1990. As at December 31, 2008 Finans Leasing ranked fourth in the leasing sector in Turkey, according to the Turkish Leasing Association, with a total business volume representing a market share of 8.2%. Finans Leasing's target customer segment is SMEs, and it was one of the first leasing companies in Turkey to identify the investment needs of SMEs, targeting them as a distinct market segment. Finans Leasing has a lease portfolio that is diversified across several industries, with the proportion of finance lease receivables as at December 31, 2008 of: construction (16.4%), agriculture (11.5%), health (11.1%), manufacturing (12.3%), textiles (14.2%), transportation and communication (6.4%) and metallurgy and mining (6.0%). As at December 31, 2008, total assets of Finans Leasing reached TRY 1,568.0 million and its net income was TRY 51.6 million compared to TRY 1,181.3 million and TRY 50.4 million respectively, in 2007.

Finans Portfolio Management

        Finans Portfolio Management was established in May 2000, currently manages five ETFs, 12 mutual funds, three principal protected funds, one absolute return fund, five pension funds, two funds of funds and one closed-end fund. Finans Portfolio Management also manages discretionary portfolios for high net worth individuals and selected institutional clients. Finans Portfolio Management's market share in Turkey's mutual funds industry (including ETFs) was 2.93% as at December 31, 2008. As at the same date, total assets amounted to TRY 15.4 million and net income (including ETFs) was TRY 6.0 million.

        In 2008, Finansbank and Finans Portfolio Management introduced four new funds: three principal protected funds and an absolute return fund. Finansbank's market share in mutual funds grew due to the decline of returns of other alternative investment instruments and the increase of the mutual funds volume in "Automatic Account", a demand deposit account in which funds that exceed a certain threshold are invested in mutual funds by Finansbank for the benefit of the account holder. The introduction of the new funds was also the major contributor to the continuing increase in market share, which as at December 31, 2008 stood at 2.93%.

Finans Investment Trust

        Finans Investment Trust, established in 1995, is a closed-end investment company, managing portfolios composed of capital and money market instruments. Its shares have been traded on the ISE since 1996. Finans Investment Trust's total assets amounted to TRY 16.6 million as at December 31, 2008, and its net income as of December 31, 2008 was TRY 11.7 million.

Finansbank Malta

        Finansbank (Malta) Ltd. ("Finansbank Malta") was established on June 30, 2005 and is owned by NBG (Malta) Holdings Ltd., which was sold by Finansbank to NBG International B.V. on February 24, 2009. As at and for the year ended December 31, 2008, total assets of Finansbank Malta reached €1,835.0 million as at December 31, 2008 and its net income as of December 31, 2008 was €25.4 million compared to €1,657.6 million and €28.9 million respectively as at December 31, 2007.

Finans Pension (See Item 4.B, "Business Overview—Insurance.")

        Selected financial information with respect to Finansbank Group as at December 31, 2008 is provided in the table below:

	Turkish lira	USD(1)
	(in millions)	(in millions)
Total Assets	30,932	20,228
Net Loans	21,769	14,236
Total Deposits	19,515	12,762
Net Income	601	393

(1)
Solely for the convenience of the reader, the translation of Turkish lira into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = 1.5292 Turkish lira as at June 30, 2009.

International

        The Bank's international operations include the Bank's branches in Albania, Egypt and Cyprus as well as banking subsidiaries in six countries: NBG Cyprus; Stopanska Banka A.D.–Skopje, based in Skopje, FYROM; United Bulgarian Bank AD–Sofia, with its headquarters in Sofia, Bulgaria; Banca Romaneasca S.A., based in Bucharest, Romania; Vojvodjanska in Serbia; and the South African Bank of Athens, as well as other subsidiaries, primarily in the leasing sector. Our International operations contributed €325.3 million or 39.6% of net income to the Group and accounted for €11.2 billion or 11.0% of Group total assets as at and for the year ended December 31, 2008. Likewise total gross loans were €9.2 billion at December 31, 2008, up 37.7% from €6.6 billion at December 31, 2007, while deposits surpassed €5.6 billion at December 31, 2008, up 1.8% from €5.5 billion at December 31, 2007.

        Our International network is described below. In the analysis that follows, all amounts are before elimination of intercompany transactions and balances.

National Bank of Greece S.A.: Foreign Branches

        As at December 31, 2008, the Bank had 40 foreign branches in four countries, including one in the United Kingdom, one in Guernsey, 30 in Albania, one in Cyprus and seven in Egypt. Currently, the Bank's branches in Albania lend primarily to certain of the Bank's established Greek corporate clients operating in that country, but also to certain local corporate clients that have significant liquid assets and other collateral. The table below provides selected financial information of the Bank's foreign branches as at and for the year ended December 31, 2008, on a total basis before consolidation adjustments:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	760	1,065
Net Loans	489	686
Total Deposits	376	527
Net Income	0.4	0.5

(1)
Solely for convenience of the reader the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = €0.7133 on June 30, 2009.

        The table above relates solely to the business of the Bank's foreign branches (with the exception of the United Kingdom and Guernsey branches, which are considered part of either domestic or other international operations) and not to the branches of the Bank's non-Greek subsidiaries.

United Bulgarian Bank AD–Sofia

        United Bulgarian Bank AD–Sofia ("UBB") is a commercial bank with headquarters in Sofia, which provides retail and corporate finance services in Bulgaria. We acquired UBB in 2000 and currently hold a 99.9% interest in UBB. During 2008, the UBB branch network continued to expand, opening 47 branches in cities and towns throughout Bulgaria. UBB also opened two business centers dedicated entirely to servicing SME customers during the year. At December 31, 2008, the UBB distribution network included 279 units (37 full functional branches, 190 basic branches, 43 in-store branches and 9 business centers). During 2008, UBB recorded 37.6% growth in its loan portfolio compared to December 31, 2007, due to a 43.4% growth in corporate loans and 31.5% growth in its retail loan portfolio. At December 31, 2008, UBB's market share in Bulgaria was 12.3% for corporate loans, 18.3% for consumer loans and 17.4% for mortgage loans, while its market share in non-bank customer deposit base was 11% according to data published by the National Bank of Bulgaria. As at December 31, 2008, UBB operated 799 ATMs, and 8.572 POS terminals in Bulgaria. During 2008, UBB issued over 119,000 of credit cards in Bulgaria under the logos of MasterCard, VISA and VISA Electron. At December 31, 2008 UBB held a 13% market share with respect to debit cards in Bulgaria.

        Selected financial information with respect to UBB as at and for the year ended December 31, 2008 is provided in the table below.

	Bulgarian leva	USD(1)
	(in millions)	(in millions)
Total Assets	7,767	5,613
Net Loans	6,758	4,884
Total Deposits	6,394	4,621
Net Income	193	139

(1)
Solely for the convenience of the reader, the translation of Bulgarian leva into U.S. dollars has been made at the rate of US$1.00 = BGN 1.3838, the fixing rate as announced by the Bulgarian central bank as at June 30, 2009.

Banca Romaneasca S.A.

        Banca Romaneasca is a universal bank which provides a range of retail, SME and corporate banking services in Romania. The Bank acquired Banca Romaneasca in October 2003 and currently holds 89.07% of its share capital. The European Bank for Reconstruction and Development ("EBRD") is the second-largest shareholder of Banca Romaneasca, with 10.21% of its share capital. A share capital increase of RON 355 million was approved in March 2008 and completed in December 2008. The Bank and EBRD subscribed proportionally.

        As at December 31, 2008, Banca Romaneasca had a countrywide distribution network consisting of 149 banking units and was the first bank in Romania to provide money-transfer services. Banca Romaneasca launched several new products and services during 2008, primarily dedicated to SME and retail activity, and increased its overall (total assets) market share measured by total assets from 2.7% to 2.9% as at December 31, 2008, according to statistics published by the Central Bank of Romania.

        Selected financial information with respect to Banca Romaneasca as at and for the year ended December 31, 2008, is provided in the table below.

	Romanian Lei	USD(1)
	(in millions)	(in millions)
Total Assets	11,035	3,707
Net Loans	7,682	2,581
Total Deposits	7,892	2,651
Net Income	39	13

(1)
Solely for the convenience of the reader, the translation of Romanian lei into U.S. dollars has been made at the rate of US$1.00 = RON 2.9767, the fixing rate as announced by the Central Bank of Romania as at June 30, 2009.

Stopanska Banka A.D.–Skopje

        Stopanska Banka is a universal bank headquartered in Skopje and registered in FYROM that provides payment transfers, brokerage, credit and deposit-taking services in FYROM and abroad. In 2000, we acquired Stopanska Banka and currently hold a 73.04% stake, while the EBRD and the IFC hold stakes of 10.8% each. The remaining 5.4% is held by other minority shareholders.

        Stopanska Banka operates a large branch network in FYROM, with a dense nationwide network of ATMs and POS terminals. Following its latest reorganization activities, as at December 31, 2008, Stopanska Banka had 66 branches, and continues the transformation of its branch network into modern sales outlets. Stopanska Banka is also a leader in e-banking within FYROM, promoting Internet and SMS banking and offering its clients electronic payment facilities. Stopanska Banka aims to continue improving its loan portfolio by targeting high net worth customers, such as SMEs and large companies. As at December 31, 2008, Stopanska Banka's market share in FYROM was 38.4% in retail lending, 28.9% in retail deposits, 20.2% in corporate lending and 25.8% in corporate deposits, according to statistics published by the National Bank of FYROM.

        Selected financial information with respect to Stopanska Banka as at and for the year ended December 31, 2008, is provided in the table below:

	Macedonian dinars	USD(1)
	(in millions)	(in millions)
Total Assets	59,518	1,364
Net Loans	41,584	953
Total Deposits	48,793	1,118
Net Income	1,344	31

(1)
Solely for the convenience of the reader, the translation of Macedonian dinars into U.S. dollars has been made at the rate of US$1.00 = 43.6465 Macedonian dinars; the fixing rate as announced by the National Bank of FYROM as at June 30, 2009.

National Bank of Greece (Cyprus) Ltd.

        The NBG Cyprus, which has its headquarters in Nicosia, had 17 branches, four satellite branches and one foreign exchange bureau as at December 31, 2008. NBG Cyprus provides a range of commercial and retail banking services. In 2008, NBG Cyprus followed a policy of loan portfolio quality improvement and growth, introducing relationship initiatives with new and existing customers it views as reliable.

        Selected financial information with respect to NBG Cyprus as at and for the year ended December 31, 2008, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	1,164	1,632
Net Loans	722	1,012
Total Deposits	1,060	1,486
Net Income	9	13

(1)
Solely for convenience of the reader the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = €0.7133 on June 30, 2009.

The South African Bank of Athens Ltd.

        SABA, which the Bank founded in 1947, had 10 branches across South Africa, primarily in urban centers at December 31, 2008. SABA offers traditional commercial and retail banking services, with particular emphasis on retail and commercial banking services for the SME market in South Africa. During 2008, SABA continued to attract new business in the SME sector, increasing its loans (net of allowance for loan losses) by 5.4% compared to 2007.

        Selected financial information with respect to SABA as at and for the year ended December 31, 2008, is provided in the table below:

	South African rand	USD(1)
	(in millions)	(in millions)
Total Assets	1,350	175
Net Loans	994	129
Total Deposits	1,148	149
Net Income	16	2

(1)
Solely for the convenience of the reader, the translation of South African rand into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = 7.7300 South African rand as at June 30, 2009.

Vojvodjanska Banka a.d. Novi Sad

        In December 2006, we acquired a 99.4% stake in Vojvodjanska and, in October 2007, we became the sole shareholder. In February 2007, the Bank's branch network in Serbia of 24 branches became the NBG Beograd subsidiary. Following relevant decisions of the shareholders' general assemblies of Vojvodjanska and NBG Beograd, dated January 3, 2008, the latter has been absorbed by the former and the merger was completed on February 14, 2008. As a result of this merger, our total presence in the Serbian market amounts to 204 branches.

        Vojvodjanska's market shares in retail and corporate loans as at December 31, 2008 were approximately 6.8% and 7.1% respectively according to our internal analysis of data from the Serbian Association of the Banks Credit Bureau. Furthermore, its 204 branches serve over 1,187,000 private accounts and 105,000 SME and large company accounts. Vojvodjanska is also a leading issuer of Visa debit and credit cards and DinaCards and has a market share of approximately 6% of Serbia's domestic and international payments.

        Selected financial information with respect to Vojvodjanska and NBG Beograd on a consolidated basis as at December 31, 2008, is provided in the table below:

	Serbian dinars	USD(1)
	(in millions)	(in millions)
Total Assets	101,323	1,519
Net Loans	64,816	972
Total Deposits	59,526	892
Net income	949	14

(1)
Solely for the convenience of the reader, the translation of Serbian dinar into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = 66.7138 Serbian dinars as at June 30, 2009.

Leasing Services

        As part of its International operations, the Group offers leasing services through certain of its foreign subsidiaries.

Global Markets & Asset Management

Private Banking

        The Bank launched its private banking operations ("Private Banking") in 2003 and currently offers services domestically and internationally from the Bank's international private banking units in London. Private Banking received the "Best Private Banking in Greece" award as the result of a 2008 survey conducted by Euromoney magazine.

        Private Banking provides high net worth clients with services and investment choices tailored to the customer's own investment profile. Advisory and discretionary asset management services are provided by NBG Asset Management S.A., adding important solutions to the Bank's investment services. For information related to NBG Asset Management S.A., see Item 4.B, "Business Overview—Banking Activities in Greece—Global Markets & Asset Management".

Treasury

        The Bank and each of our banking subsidiaries carry out their own treasury activities within the prescribed position and counterparty limits. These activities include:

  •
  Greek and other sovereign securities trading;

  •
  foreign exchange trading;

  •
  interbank lending and borrowing in euro and other currency deposits;

  •
  foreign exchange forwards trading;

  •
  repurchase agreements;

  •
  corporate bonds; and

  •
  derivative products, such as options and interest rate and currency swaps.

        The Group's Treasury is active across a broad spectrum of capital market products and operations, including bonds and securities, interbank placements in the international money and foreign exchange markets and market-traded and over-the-counter financial derivatives. It supplies the branch network with value-added deposit products, and the client base includes institutions, large corporations, insurance funds and large private-sector investors. In general, the Bank and our subsidiaries enter into derivatives transactions for economic hedging purposes or in response to specific customer requirements. The Bank also trades actively on a proprietary basis, primarily in euro-denominated Greek government securities and, to a lesser extent, in the spot foreign exchange market and is a general clearing member in the Eurex derivatives exchange. In recent years, the Bank's treasury-related activities have represented a significant source of revenues. In 2008, total turnover for foreign exchange trading and money market transactions by the Bank's central dealing room in Athens was approximately €257 billion and €734 billion respectively (compared to €153 billion and €704 billion, respectively, in 2007).

        The Bank is active in the primary and secondary trading of Greek government securities, as well as in the international Eurobond market. The Bank is a founding member of the Group of Greek Government Securities Primary Dealers which was established by the Bank of Greece in early 1998. In accordance with Bank of Greece statistics for 2008, the Bank had a weighted participation in the primary market of 13.3% and handled 25% of the daily average volume in the secondary market of securities of the Greek government. During 2008, following the deterioration in macro-economic conditions and the lack of liquidity in the global financial and other asset markets, our treasury activities have been substantially reduced.

        The Bank also conducts a portion of its treasury activities through its subsidiary CPT Investments Ltd ("CPT"). As at December 31, 2008, CPT's portfolio comprised German and Greek government bonds, with total assets amounting to €1.4 billion.

Custodian Services

        The Bank offers custodian services to its foreign and domestic institutional clients who hold securities listed on the ATHEX, as well as remote settlement and custody services on the Cyprus Stock Exchange. The Bank offers trade settlements, safekeeping of securities, corporate action processing, income collection, proxy voting, tax reclamation, brokerage services, customized reporting, regular market flashes and information services. The Bank also acts as global custodian to its domestic institutional clients who invest in securities outside Greece. As of December 31, 2008, the Bank is the only local custodian that offers custody and back-office services to foreign broker-dealers who are remote electronic traders on the ATHEX.

        The Bank acts as an agent for approximately 76 domestic institutional clients (four mutual funds, three investment companies, 20 insurance companies and 49 pension funds) and 36 foreign institutional clients, including several leading global custodians, as at December 31, 2008. The Bank also offers custodian services to private Greek investors and had approximately 136,000 active custody accounts as at December 31, 2008. Over 1,300 customers of Bank custody accounts hold only government debt in their portfolios and approximately 95,000 customers maintain only mutual fund units in their portfolios.

Asset Management

        Our domestic fund management business is operated by NBG Asset Management Mutual Funds S.A. ("NBG Asset Management"), which is wholly owned by the Group. NBG Asset Management manages funds that are made available to customers through the Bank's extensive branch network. NBG Asset Management has remained in the forefront of the Greek mutual funds market for three consecutive years, ranking first in terms of net asset value according to the Association of Greek Institutional Investors.

        As at December 31, 2008, NBG Asset Management's total assets under management were €2.8 billion, a 63.7% decrease, from December 31, 2007 mainly due to reduction in market values of investments. Its market share in Greece was 26.6% as at December 31, 2008, compared to 31.1% as at December 31, 2007, according to the Association of Greek Institutional Investors.

        NBG Asset Management offers 27 investment funds under the brand name Delos, one under the P&K brand name and 13 under the NBG International SICAV and NBG Synesis SICAV brand names, which are registered in Luxemburg. NBG Asset Management offers a wide range of investment products that provide to institutional and private investors access to significant markets in stocks, bonds and money market products, in Greece and internationally.

        In 2008, NBG Asset Management expanded its range of investment services. The company offers a more integrated range of contemporary investment services such as:

  •
  Portfolio management for institutional and private investors; and

  •
  Consultancy investment services for institutional and private investors.

        As at December 31, 2008, NBG Asset Management has approximately 400 institutional and 100,000 private investors, totaling €2.76 billion assets under management. The total value of funds managed since 2004 is set forth in the table below:

	As at December 31,
	2004	2005	2006	2007	2008
	(€ in billions, except percentages)
Funds under management	8.54	6.92	6.96	7.64	2.76
Market share	27.0%	24.7%	29.1%	31.1%	26.6%

New Products

  Delos Delta Fasma—Foreign Bond Fund

        Delos Delta Fasma—Foreign Bond Fund has a three-year investment horizon and a return linked to the average performance of the Dow Jones EURO STOXX 50 Index, as observed quarterly. The fund was launched in July 2008 and closed for subscriptions one month later, gathering investments of almost €70 million.

  Delos Tactical Allocation—Balanced Domestic Fund

        The Delos Tactical Allocation—Balanced Domestic Fund offers an absolute return fund, which provides stable returns with low correlation to the markets. Its objective is to take advantage of low stock valuations and follow an active management approach. The fund had assets under management of approximately €17.1 million as at December 31, 2008.

  Delos Delta Click I-Bond Fund

        Delos Delta Click I-Bond Fund offers initial capital protection and access to the performance of the Dow Jones EURO STOXX 50 Index. The fund will be launched to the public during 2009.

  ATHEX Exchange-Traded Fund (NBG AM ETF)

        On June 29, 2009, we launched an ETF based on the General Index of the ATHEX.

Global Investment Banking

        In addition to our domestic activities, we also conduct investment banking activities through NBG International Ltd. ("NBGI"), which also conducts private equity and venture capital transactions from its London and Athens offices.

        In 2008, NBGI's Debt Capital Markets team arranged several fixed income transactions. These included a €4 billion reopening, via syndication, of the outstanding Hellenic Republic 30-year benchmark bond, a US$1.5 billion, five-year bond issued by the Hellenic Republic, and the reopening of the credit facility of Giurgiu, a Romanian municipality.

        In 2008, the NBGI Equity Capital Markets team completed two transactions. NBGI acted as joint bookrunner in Forthnet's €300 million rights issue and as co-manager in the CHF 16 billion share capital increase of UBS AG.

        In 2008, the NBGI Corporate Finance Advisory team advised major corporate clients in several projects. NBGI executed two tender offers in Greece, advising the Grimaldi Group on the tender for Minoan Lines and Crown Europe on the tender for Crown Hellas Can. NBGI also continued its cooperation with Finansbank's Investment Banking team, promoting cross-border transactions. NBGI and FinansInvest advised Frigoglass on the acquisition of SFA Sogutma.

        NBGI's revenues were €12.3 million and €16.3 million in 2008 and 2007, respectively.

Stock Brokerage

        National P&K Securities is the Bank's brokerage arm and was founded in 2007 following the merger of the Bank's former subsidiary companies National Securities S.A. and P&K Securities S.A. National P&K Securities offers a spectrum of investment services to both individual and institutional customers.

        As at December 31, 2008, National P&K Securities had a market share of 14.8% of trades brokered by total trading volume on the ATHEX, ranking third in terms of total trading volume, according to the ATHEX data.

        The provision of capital markets and advisory services in Greece has become increasingly competitive, with a number of banks and brokerage houses participating actively in this area.

Private Equity and Venture Capital

        With offices in London, Athens, Paris, Istanbul, Bucharest and Sofia, NBGI subsidiary NBGI Private Equity Limited ("NBGI Private Equity") manages the private equity funds described below. In 2008, NBGI Private Equity continued to grow, increasing its funds under management including undrawn amounts to approximately €800 million as at December 31, 2008, compared to €570 million at December 31, 2007. Its activities continue to focus on investments in the United Kingdom, France, Greece, Turkey and SEE, investing both in private equity and venture assets.

NBG Private Equity Fund LP and NBGI Private Equity Fund II LP

        The NBG Private Equity Fund LP is a €100 million fund created in August 2000 to invest in small to medium-sized UK companies. The Bank is the sole investor in the fund. During 2008, the NBG Private Equity Fund LP ("UK Fund I") made one further successful exit and, despite two investments failing to produce returns, has an established track record, having exited nine of its 13 investments to realize an overall gross 44.2% internal rate of return and a money multiple of 4.2.

        NBGI Private Equity Fund II LP ("UK Fund II") held its first closing on June 20, 2007 at GBP 62.4 million, with the Bank acting as cornerstone investor and with external investors also participating. With further investment from external investors, the fund size is expected to grow to approximately GBP 100 million, underwritten by the Bank. The UK Fund II has made four investments to date, investing GBP 20.5 million in its first investee company.

NBG South Eastern Europe Fund LP, NBGI SEE Development Capital Fund LP, NBGI SEE Real Estate Fund LP and NBGI SEE Energy Fund

        The NBG South Eastern Europe Fund LP was originally established in February 2004 with a capital commitment of €20 million from the Bank. In March 2006, the commitment of the Bank, the sole investor in the fund, was increased to €100 million. As at the end of 2008, the NBG South Eastern Europe Fund LP has made two investments in Greece and one in Bulgaria. The NBGI SEE Development Capital Fund LP sits alongside the NBG South Eastern Europe Fund LP and also has a commitment of €100 million from the Bank, the sole investor in the fund. This fund was formally closed to new investments in March 2007 and primarily invests in SMEs incorporated or operating in Greece and in Central and Eastern Europe (with a focus on Balkan countries), the former Soviet Union, Cyprus and other markets which, at the discretion of the fund's manager, are considered to be in SEE. The NBGI SEE Development Capital Fund successfully exited an investment in October 2008, realizing €3.7 million in capital gains and dividend income for the fund.

        In Greece and SEE, NBG Private Equity Ltd. now manages targeted funds of €250 million and operates from London, Athens, Romania and Bulgaria to take advantage of the buy-out and expansion capital opportunities that these markets provide. For the latter part of 2008, NBG South Eastern Europe Fund and NBG SEE Development Capital Fund have not made further investments.

        NBGI SEE Real Estate Fund LP invests in small to medium-sized real estate or real estate owning companies, with a geographic focus in SEE. The fund's first closing was held on September 19, 2007 with the Bank as the sole investor committing €50 million. The target size of the fund is €100 million with further commitments sought from external investors for the second closing. NBGI SEE Real Estate Fund LP invested €9 million in three investments during 2008: one investment in each of Bulgaria, Montenegro and Romania.

        The NBGI Energy Fund was established in the latter part of 2008 with a commitment of €100 million from the Bank and further fundraising is continuing. The NBGI Energy Fund is assessing investment opportunities in renewable energy, but no investments have been made as yet.

NBGI France Fund and NBGI Turkish Private Equity Fund

        Both of these funds were established in the final quarter of 2008 with commitments from the Bank of €50 million and €100 million, respectively. No investments have been made as yet. Depending on market conditions, further third party funds may be sought for NBGI France Fund.

NBG Technology LP

        NBG Technology LP was established in 2001 and currently has capital commitments of €42 million, half of which have been committed by the Bank. NBG Technology LP aims to invest primarily in the equity or equity-related capital of unlisted SMEs operating in the technology, media and telecommunication sectors throughout Europe. NBGI Private Equity is the manager of the fund and employs a specialist team of investment professionals to manage the Fund, under the brand "NBGI Ventures".

        In 2007, NBG Technology LP completed its first exit in 2007, successfully disposing of its remaining shareholding in Direct Energie S.A. in November. The successor fund, the NBGI Technology Fund II LP, was closed in August 2007 at €30 million, with the Bank as the sole investor, but with the aim of attracting external investors up to final close with a minimum target of €60 million. To date, NBG Technology Fund II LP, which invests primarily in medical technology ventures, has made four new investments that total €9.9 million.

NBG Greek Fund Limited

        NBG Greek Fund Limited, a Cypriot company wholly-owned by the Bank, was established in 1998 with committed capital of €44 million. The scope of NBG Greek Fund Limited is to invest primarily in rapidly growing Greek companies. In 2004, NBG Greek Fund Limited reduced its committed capital down to €15 million and is divesting its current holdings which, at the end of 2008, had an estimated market value of about €2.3 million.

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

        EH provides insurance products through 42 branch offices, 167 sales agencies with 2,800 tied agents, who sell only EH Insurance products, and 1,298 independent insurance brokers. In addition, insurance products are distributed to consumers through the Bank's extensive branch network.

        EH maintained its leading position in the Greek insurance market, despite adverse financial conditions, during 2008, with a 21.2% market share in life insurance and 13.4% in property and casualty insurance, respectively, according to the Greek Private Insurance Supervisory Committee.

        In EH's non-life insurance business, gross written premiums were €379.2 million for the year ended December 31, 2008, compared to €386.2 million in 2007.

        In EH's life insurance business, gross written premiums for the year ended December 31, 2008 were €403.0 million compared to €428.9 million in 2007.

        Gross written premia from bancassurance products "Prostheto+" and "Frontizo" reached €158.2 million in 2008 compared to €137.5 million in 2007.

        Bancassurance premiums for fire insurance increased by 10.4% and for term life coverage by 46.0% during the period. For more information on our bancassurance business, see below "—Bancassurance".

        With a view towards expansion in SEE, EH operates two Cypriot subsidiaries in collaboration with NBG Cyprus which are active in life and non-life insurance. EH also operates in Romania, where it holds a 95% share in Societate Comerciala Asigurari Garanta S.A. ("Garanta"). Garanta offers consumer credit insurance and personal accident products through the network of four banks, namely Banca Romaneasca, Alpha Bank Romania, Pireaus Bank Romania and Romextera.

        In Bulgaria, EH operates two insurance companies jointly with UBB and AIG: UBB AIG Life Insurance Company and UBB AIG Insurance & Reinsurance Company, for life and non-life insurance, respectively. These companies promote bancassurance products in the Bulgarian market. Additionally, on March 27, 2007, EH, in partnership with UBB, founded UBB Insurance Broker AD, in which EH holds 20% of the share capital.

        National Insurance Brokerage S.A., a Greek insurance broker acquired in 2005 by EH, contributes to the further expansion of services provided in the maritime and aviation insurance markets.

Bancassurance

        EH provides bancassurance products through our insurance brokerage subsidiary NBG Bancassurance S.A. ("NBGB"), which assumes no insurance underwriting risk, and the Bank's extensive network in Greece.

        NBGB provides products in two categories:

  •
  Insurance products bundled with banking products, which reduce risk for Bank customers. These products are:

  •
  Real estate insurance on properties for which a mortgage loan has been granted by the Bank;

  •
  Payment protection insurance for consumer loan customers of the Bank;

  •
  Life and disability insurance for mortgage loan customers of the Bank; and

  •
  Life and disability insurance for small business loan customers.

  •
  Investment-saving-retirement insurance products, such as "Prostheto+" and "Frontizo", which are either lump sum or monthly payment purchases. If the customer elects to make a lump sum payment, they have the flexibility to borrow part of the payment through a loan with a competitive interest rate. "Prostheto+" secures for its purchasers a guaranteed pension for life. The customer chooses the amount of the guaranteed pension as well as the age at which he wishes to receive such pension. "Frontizo" is targeted to customers who wish to secure a lump sum payment for their children when they reach a specific age.

Finans Pension

        Finans Pension was established on July 4, 2007. As at December 31, 2008 Finans Pension ranked eleventh in the Turkish life insurance industry measured by gross written premiums, with a market share of 3%, according to data from the Association of the Insurance and Reinsurance Companies of Turkey. As at and for the year ended December 31, 2008, the total assets of Finans Pension reached TRY 51.5 million, and its net income was TRY 3.0 million.

Other

Real Estate Management

        The Bank engages in real estate management activities, including warehousing and third-party property management. As at December 31, 2008, the Bank owned 1,586 real estate units, 1,170 of which were buildings the Bank acquired for our own business purposes or through seizure of collateral on loan foreclosures. The book value of those assets was €310.5 million as at December 31, 2008. In addition, Ethniki Kefalaiou S.A., a wholly owned subsidiary of the Bank that is engaged in asset and liability management, including asset liquidation, managed 44 properties with an aggregate book value of €13.4 million as at December 31, 2008. Most of these properties have been bought in recent years from the Bank, which acquired them on realization of collateral under non-performing loans. In line with our strategy of streamlining our activities, we intend to continue to dispose of certain non-core real estate holdings through Ethniki Kefalaiou S.A. For the year ended December 31, 2008, proceeds from the sale of land and buildings by the Bank amounted to €68.8 million and €1.7 million by Ethniki Kefalaiou S.A compared to €113.1 million and €6.7 million for the year ended December 31, 2007.

        National Real Estate performed warehousing functions and held real estate property as a subsidiary. On March 31, 2006, the Bank absorbed National Real Estate and on March 17, 2008 completed the spin-off of the general warehouses branch to its wholly owned subsidiary Pronomiouchos S.A. Genikon Apothikon Ellados. See Item 4.D, "Property, Plant and Equipment" for general information regarding our real estate holdings and Item 4.A, "History and Development of the Company" for information regarding our principal real estate divestitures in recent years. The Bank intends to continue to divest real estate holdings as part of its non-core asset divestment strategy.

Consulting and Professional Training

        Ethnodata S.A. ("Ethnodata") and its subsidiary, Ethnoplan S.A. ("Ethnoplan"), provide consulting and development in the area of information systems and software to other companies in the Group and to third parties. In addition, the Bank runs a training center for its employees as well as for other banks in Greece and abroad. The Bank's training center offers training courses and participates in programs funded by the EU.

        We also engage in business consultancy services through Planet S.A., a business consultancy firm based in Athens in which the Bank held a 31.18% stake, as at December 31, 2008.

Hotel Management

        Our presence in the tourism sector is through the Bank's subsidiary, Astir Palace, owner of the Astir Palace Hotel Complex, which is currently under the management of Starwood Hotels & Resorts Worldwide Inc.

        In 2008, Astir Palace invested more than €30 million in renovations. Major investment projects completed include the conversions of the hotel's bungalows into luxury villas and the "Club House" restaurant into the "Matsuhisa" restaurant, the renovation of "Astir Beach" restaurant, "Restaurant 37" and several other upgrades. The Afrodite Hotel has not been operational during past years and is currently being rebuilt. Additionally, Astir Palace is contemplating a new conference center and events spaces.

        In November 2008, Astir Palace completed a share capital increase of €99.7 million. The Bank contributed €99.6 million, raising its participating interest from 78.06% to 85.35%. The share capital proceeds were used to repay loan financing of €84.7 million, while the remaining cash will be directed towards servicing Astir Palace's investment program and working capital requirements.

Significant Equity Method Participations

        Our equity method investment portfolio includes participations in Greek corporations.

        The following table sets out equity participations in which we hold in excess of 20% but less than 50%, or in which we do not have control as at December 31, 2008:

		December 31, 2008
	Name	Country of incorporation	(%) Interest held by Group	Reported book value(1)
				(EUR in thousands)	(USD in thousands)(2)
1	Phosphate Fertilizers Industry S.A	Greece	22.02%	26,943	37,772
2.	Planet S.A	Greece	31.18%	3,525	4,942
3.	UBB AIG Life Insurance Company	Bulgaria	59.97%	3,152	4,419
4.	Eviop Tempo S.A.	Greece	21.21%	2,809	3,938
5.	UBB AIG Insurance and Reinsurance Company	Bulgaria	59.97%	2,377	3,332
6.	Europa Insurance Co S.A.	Greece	25.00%	1,972	2,765
7.	Social Securities Funds Management	Greece	40.00%	1,289	1,807
8.	Drujestvo za Kasova Deinost A.D.	Bulgaria	24.98%	1,172	1,643
9.	Teiresias S.A.	Greece	39.34%	322	451
10.	Larco S.A.	Greece	36.43%	—	—
11.	Pella S.A.	Greece	20.89%	—	—

(1)
As reflected in the U.S. GAAP Financial Statements of the Group at December 31, 2008 under the equity method of accounting.

(2)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = €0.7133 as at June 30, 2009.

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

Competition

        We compete with other banks, financial services firms and a wide range of insurance companies in providing mutual fund, capital markets and advisory services and financial and insurance products. Internationally, we compete with banking firms of varying size and geographic scope.

        The following sets forth a breakdown of loans and deposits for the Bank and its five main competitors in Greece as at December 31, 2008. We have compiled these figures based on the publicly available non-consolidated financial statements of each entity below:

	As at 31 December 2008
Banks	Loans	Deposits
	(€ millions)
1. National Bank of Greece	56,755	56,291
2. EFG Eurobank Ergasias	44,754	44,467
3. Alpha Bank	43,203	33,816
4. Piraeus Group	33,965	24,110
5. Emporiki Bank	23,230	17,999
6. ATE Bank	21,661	20,990

The Banking Services Sector in Greece

        The Greek banking sector has expanded rapidly in recent years, due to both deregulation and technological advances. As of April 2009, the date of the most recent available information, there were 66 credit institutions in Greece: 19 Greek commercial banks, 16 cooperative banks and 30 foreign banks, as well as specialized credit institutions (Source: Bank of Greece, List of Credit Institutions in Operation).

Universal Banks

        Traditionally, commercial banks have dominated the Greek financial services market. However, specialized credit institutions have expanded into commercial banking thereby increasing competition in the market. The distinction between commercial and investment banks has ceased to formally exist and the Bank of Greece classifies all banks operating in Greece as "universal banks", with the exception of the Consignment Deposits and Loans Fund (which is a legal entity under public law, fully owned and controlled by the Hellenic Republic). Universal banks have been shielded to some degree from the deteriorating interbank lending conditions as they are able to access funding through deposits, compared to institutions that are unable to draw on such deposit bases.

        There are three banks that are controlled, directly or indirectly, by the Hellenic Republic: Bank of Attica, Hellenic Postal Savings Bank and ATE Bank (formerly the Agricultural Bank of Greece). Over the last ten years, the Hellenic Republic has proceeded with privatizing a large number of credit institutions. The most recent developments were the disposal of a majority stake of Geniki Bank to Société Générale in early 2004 and of Emporiki Bank to Crédit Agricole in August 2006. In addition, the Hellenic Republic proceeded with the partial privatizations of the Hellenic Postal Savings Bank and ATE Bank through the listing of their shares on the ATHEX.

        In recent years, many of the major Greek banks have expanded internationally, establishing or enhancing their presence in SEE. In addition to the Bank's acquisition of controlling stakes in Finansbank and Vojvodjanska during 2006 and the first months of 2007, other Greek banks have proceeded with acquisitions of banks in the region. Eurobank EFG became the owner of 100% of the shares of Nacionalna Stedionica Banca in Serbia in March 2007 and took control of over 90% of DZI Bank in Bulgaria in December 2006. Also, in March 2007, Eurobank EFG concluded the purchase of a 99% stake of Universal Bank in Ukraine, and completed the acquisition of the majority of shares in Tekfenbank in Turkey. Alpha Bank acquired the majority of shares of the Ukrainian OJSC Astra Bank in 2008. ATE Bank made its first expansion steps in SEE by acquiring a 20% stake in AIK Bank in Serbia and a stake of MindBank in Romania during the same year (source: Financial Statements of the Banks for the fiscal years 2006 and 2007).

Foreign Banks

        In April 2009, according to data published by the Bank of Greece, there were 30 foreign-owned or incorporated credit institutions that were well established in the Greek banking market. These include Citibank, Bank of Cyprus, Royal Bank of Scotland and HSBC. With the exception of Bank of Cyprus, Citibank and HSBC, the majority of foreign banks operating in Greece have little presence in retail banking services.

Specialized Credit Institutions

        The Consignment Deposits and Loans Fund, an autonomous financial institution organized as a public law legal entity under the supervision of the Ministry of Finance, is the only remaining specialized credit institution in Greece. Its activities include the acceptance of consignments in cash or in kind, the granting of housing loans to qualifying borrowers, primarily civil servants, and the support of regional development.

Non-Banking Institutions

        As of April 2002, Greek law allows non-banking institutions that are licensed by the Bank of Greece to extend consumer credit or loan facilities. These institutions are in direct competition with universal banks in the consumer credit sector.

The Banking Services Sector in SEE & Turkey

        In 2008, the macroeconomic performance of SEE countries in which the Group has a presence (Albania, Bulgaria, Romania, Serbia, Cyprus and FYROM) and Turkey remained relatively strong, despite adverse external and domestic conditions since September 2008. Based on publicly available estimates, real GDP growth reached 6.4% and 1.1%, respectively, in SEE and Turkey in 2008 compared to 6.2% and 4.7%, respectively, during 2007. In both cases, the high growth rates reflect the systematic implementation of structural and institutional reforms in the context of the region's European orientation and the expansion of financial intermediation. Inflation stood at 6.3% and 10.1%, respectively, in SEE and Turkey at the end of 2008, reflecting supply shocks from the significant increase in international oil and food prices in the first eight months of 2008.

        Furthermore, Turkey remains dependent on external financing, and its economy is exposed to the effects of the global credit crisis. During the fourth quarter of 2008, Turkey's economic growth was negative for the first time since the fourth quarter of 2001, bringing whole-year 2008 growth to 1.1%. In December 2008, the IMF revealed that Turkey may require IMF assistance to meet its funding requirements for 2009. If Turkey's economy contracts this year, as we expect, such a contraction would have a negative impact on Finansbank's operations in Turkey.

        High current account deficits in SEE and Turkey, which had widened significantly over the past years, stabilized in 2008, despite higher international oil and commodity prices during the first eight months of 2008. The current account deficit-to-GDP ratio stood at 15.5% and 5.7%, respectively, in SEE and Turkey in 2008 compared to 15.0% and 5.9%, respectively, in 2007. However, a large part of the 2008 current account gap in SEE and Turkey was financed by non-debt-generating foreign direct investment ("FDI") inflows despite the ongoing global liquidity crisis. FDI inflows coverage of the current account deficit stood at 49.4% and 37.6%, respectively, in SEE and Turkey in 2008.

        The improved performance of banks also reflects the acceleration in financial intermediation that has taken place since 2001. Financial intermediation has deepened markedly in SEE and in Turkey on the back of strong economic activity and a restructured banking sector.

        In 2008, despite a sharp economic slowdown in the fourth quarter, banking activity in SEE strengthened further. During 2008, loans and deposits recorded impressive growth rates of 33.7% and

12.1%, respectively, while the corresponding penetration rates stood at 61.3% and 53.6%. Lending to households remained the main driver of credit activity in SEE as a whole, growing by 34.4% during 2008 and bringing the household loans-to-GDP ratio to 27.0%.

        In 2008, ratios that are reflective of the level of financial intermediation by banking institutions in Turkey increased, despite a sharp slowdown in economic activity and high interest rates. During 2008, bank deposits and loans increased by 27.4% and 31.1%, respectively, while their corresponding penetration rates stood at 45.6% and 36.1% of GDP.

Regulation and Supervision of Banks in Greece

        We are subject to financial services laws, regulations, administrative actions and policies in each location where we operate.

        The Bank of Greece is the central bank in Greece. It is responsible for the licensing and supervision of credit institutions in Greece, in accordance with Greek Law 3601/2007, Greek Law 3746/2009 on the Greek deposit and investment guarantee fund, Greek Law 3691/2008 on anti-money laundering provisions and other relevant laws of Greece, each as amended. It also has regulatory and supervisory powers relating to the operation of credit institutions in Greece.

        Regulation of the banking industry in Greece has changed in recent years pursuant to changes in Greek law, largely to comply with applicable EU directives. In August 2007, the EU directives regarding the adoption of the new Basel Capital Accord, known as Basel II, were incorporated into Greek law relating to the business of credit institutions and to the capital adequacy of investment firms and credit institutions. Following this, on August 20, 2007, the Bank of Greece issued ten Governor's Acts specifying the details for the implementation of Basel II, which took effect from January 1, 2008.

        Recently, the Greek Government implemented the Hellenic Republic bank support plan to strengthen Greek banks' capital and liquidity positions. For more information concerning our participation in this plan see below "—Plan for the Support of the Liquidity of the Greek Economy".

        Credit institutions operating in Greece are obliged to observe the liquidity ratios prescribed by the Bank of Greece (Act No. 2560/2005 of the Governor of the Bank of Greece as amended by Act No. 2614/2009 of the Governor of the Bank of Greece which takes effect from July 1, 2009), maintain efficient internal audit, compliance and risk management systems and procedures (Act No. 2438/1998 and No. 2577/2006 of the Governor of the Bank of Greece, as amended by Acts Nos. 242/2007 and 2597/2007 of the Governor of the Bank of Greece), submit to the Bank of Greece periodic reports and statements (Act No. 2606/2008 of the Governor of the Bank of Greece) and provide it with such further information as it may require, and (in connection with certain operations or activities) make notifications to or request the prior approval (as the case may be) of the Bank of Greece, in each case in accordance with the applicable laws of Greece and the relevant Acts, Decisions and Circulars of the Bank of Greece (each as in force from time to time).

        Pursuant to Greek Law 3601/2007, the Bank of Greece Governor's Acts and other relevant laws of Greece, the Bank of Greece has the power to conduct audits and inspect the books and records of credit institutions. In case of breach, the Bank of Greece is empowered to require the relevant credit institution to take appropriate measures to remedy the breach, impose fines (Act No. 2602/2008 of the Governor of the Bank of Greece), appoint an administrator and finally (where the breach cannot be remedied or in case of insolvency) revoke the license of the credit institution and place it into special liquidation under its supervision. In the case of insufficient liquidity of a credit institution, the Bank of Greece may order a mandatory extension of its due and payable obligations for a period not exceeding two months (which can be extended for a further one-month period) and appoint an administrator under its supervision.

        In accordance with Greek Law 2832/2000, in cases of breach of the regulatory framework, in addition to other powers to impose sanctions under specific laws, the Bank of Greece has the general power to impose sanctions against credit institutions.

Plan for the Support of the Liquidity of the Greek Economy

        In November 2008, the Greek Parliament passed Greek Law 3723/2008 setting forth a €28 billion support plan for the liquidity of the Greek economy, referred to as the "Hellenic Republic bank support plan". The law was passed with the goal of strengthening Greek banks' capital and liquidity positions in an effort to safeguard the Greek economy from the adverse effects of the international financial crisis.

        The Hellenic Republic bank support plan is comprised of the following three pillars:

  (1)
  Up to €5 billion in non-dilutive capital designed to increase Tier I ratios. The capital will take the form of non-transferable voting redeemable preference shares with a 10% fixed return, which must be redeemed at the issue price five years after their issuance or, at the election of a participating bank, earlier (but after July 1, 2009) with the approval of the Bank of Greece. The issue price of the preference shares must be the nominal value of the common shares of the last issue of each bank. Pursuant to decision No 54201/B2884 of the Minister of Economy and Finance, the banks will be required to convert the preference shares into common shares or another class of shares at the end of the five-year period if the redemption of the preference shares is impossible, because the Tier I capital of those banks after such redemption would be less than the level set by the Bank of Greece.

  (2)
  Up to €15 billion in Hellenic Republic guarantees for new borrowings (excluding interbank deposits) concluded until December 31, 2009 (whether in the form of debt instruments or otherwise) and with a maturity of three months to three years. These guarantees shall be granted to banks that meet the minimum capital adequacy requirements set by the Bank of Greece as well as criteria set forth in Decision No. 54201/B2884 of the Minister of Economy and Finance regarding capital adequacy, market share size and maturity of liabilities and share in the mortgage and SME lending market. The terms under which guarantees will be granted to financial institutions are included in Decision No. 2/5121/2009 of the Minister of Economy and Finance.

  (3)
  Up to €8 billion in debt instruments (the maturity of which may not exceed three years) issued by the Public Debt Management Agency until December 31, 2009 to participating banks meeting the minimum capital adequacy requirements set by the Bank of Greece. The debt instruments bear no interest, are issued at their nominal value in denominations of €1 million and are listed on the ATHEX. They are issued by virtue of a bilateral agreement executed between the participating bank and the Hellenic Republic. At the applicable termination date of the bilateral agreement (irrespective of the maturity date of the debt instruments) or at the date Greek Law 3723/2008 ceases to apply to a bank, the debt instruments must be repaid. The participating banks must use the debt instruments received only as collateral for refinancing, in connection with fixed facilities from the European Central Bank ("ECB") or for purposes of interbank financing. The proceeds of liquidation of such instruments must be used to finance mortgage loans and loans to SMEs at competitive terms.

        Participating banks that utilize either the capital or guarantee facility will have to accept a government-appointed director. Such director shall be additional to the existing directors of the participating banks and will have veto power on corporate decisions both at board and shareholder assembly level pertaining to directors and senior management compensation and dividend policy. However, the government-appointed director may only utilize its veto power following a decision of the Minister of Economy and Finance or if he considers that the relevant corporate decisions may jeopardize the interests of depositors or materially affect the solvency and effective operation of the participating bank. In addition, those banks will be required to limit maximum executive pay to that of the Governor of the Bank of Greece, and must not pay bonuses to senior management as long as they participate in the Hellenic Republic bank support plan. Also, during that period, dividend payouts for those banks, in respect of the year 2008, are disallowed, and, in respect of the financial year 2009 and any following years of participation in the plan, will be limited to up to 35% of distributable profits of the participating bank (at the parent company level). According to Greek Law 3756/2009, participating banks may only distribute stock dividends in relation to financial year 2008, which must not be from treasury shares, and may not purchase their own shares. These provisions do not apply to the payment of dividends in respect of preference shares issued by credit institutions and traded on foreign organized markets.

        Furthermore, participating banks are obliged not to pursue aggressive commercial strategies, including advertising the support they receive from the plan in an attempt to compete favorably against competitors that do not enjoy the same protection. Participating banks are also obliged to avoid expanding their activities or pursuing other aims, in such a way that would lead to unjustifiable distortions of competition. To this end, the participating banks must ensure that the mean growth rate of their assets on a yearly basis will not exceed the highest of the following ratios:

  a.
  the growth rate of the nominal GDP of the Hellenic Republic of the previous year; or

  b.
  the mean annual asset growth rate of the banking sector of the period 1987-2007; or

  c.
  the mean annual asset growth rate of the EU banking sector of the past six months.

        To oversee the implementation and regulation of the plan, Greek Law 3723/2008 provides for the establishment of a supervision council (the "Council"). The Council will be chaired by the Minister of Economy and Finance. Members will include the Governor of the Bank of Greece, the Deputy Minister of Economy and Finance, who is responsible for the Greek General Accounting Office, other public officials and the government-appointed directors at each of the participating banks. The Council will convene on a monthly basis with a mandate to supervise the correct and effective implementation of the plan and ensure that the resulting liquidity will be used for the benefit of the depositors, the borrowers and the Greek economy overall. Participating banks which fail to comply with the terms of the plan will be subject to certain sanctions, while the liquidity provided to them may be revoked in whole or in part.

        Towards the end of 2008, the Bank, along with Eurobank EFG, Alpha Bank, Piraeus Bank and ATE Bank, among others, announced that it would participate in the plan. The deadline for inclusion in the plan was February 1, 2009.

        The Bank agreed to participate in the plan although it believes it has adequate liquidity and sound capital ratios. The Bank's main reasons for participating are:

  •
  to maintain and source new liquidity facilities given the current dysfunctional interbank markets and the closure of senior debt and securitization markets;

  •
  to continue to expand domestic credit in Greece as part of a coordinated effort to maintain liquidity in the Greek economy;

  •
  to increase the Bank's Tier I capital and further strengthen the Bank's capital position; and

  •
  to remain competitive with the Bank's domestic and other European competitors, who participate in other European bank support plans.

        According to a resolution adopted by shareholders at an Extraordinary General Meeting held on January 22, 2009, the Bank issued 70 million redeemable preference shares at a par value of €5 each, with the cancellation of the preemptive rights of the existing shareholders in favor of the Hellenic

Republic. The issue was fully subscribed by the Hellenic Republic, through the transfer by the latter to the Bank of an equivalent amount of Greek government bonds, in accordance with Greek Law 3723/2008. For more information concerning the effects of our participation in the Hellenic Republic bank support plan, see Item 10.J, "Relationship with the Hellenic Republic—Hellenic Republic as Shareholder".

        Of the other banks in Greece, participating in the Hellenic Republic bank support plan, Eurobank EFG and Alpha Bank increased their share capital by €950 million, Piraeus Bank by €370 million, and ATE Bank by €675 million, the Hellenic Postal Savings Bank by €225 million and Attica Bank by €100 million. Emporiki Bank, a subsidiary of Credit Agricole S.A., has not utilized the facilities of the support plan but has proceeded with a share capital increase of €850 million.

Interest Rates

        Limitations apply to the compounding of interest. In particular, the compounding of interest with respect to bank loans and credits only applies if the relevant agreement so provides and is subject to limitations that apply under article 30 of Greek Law 2789/2000 (as amended by article 42 of Greek Law 2912/2001 and article 47 of Greek Law 2873/2000) and article 39 of Greek Law 3259/2004 (as supplemented by article 8 of Greek Law 3723/2008).

Secured Lending

        Since 1992, Greek Law 2076/1992, as amended by Greek Law 3601/2007, has permitted mortgage banks to grant to customers loans and credit that are secured by Greek real and personal property and certain types of personal security, such as cash.

        Mortgage lending is extended mostly on the basis of pre-notation filings, which are less expensive and easier to record than actual mortgages and may be converted into full mortgages upon receiving a judgment subject to appeal only before the Hellenic Supreme Court from the relevant Greek court in the event of default.

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

Guidelines for Risk-based Capital Requirements

        After a long period of consultation and cooperation among international banks and regulatory authorities, in June 2004 the Basel Committee on Banking Supervision issued a revised capital adequacy framework and, in November 2005, the Basel Committee on Banking Supervision issued its final proposals on the new capital standards, known as the new Basel Capital Accord or Basel II. Basel II promotes the adoption of certain specified risk management practices. It introduces risk-sensitive, conceptually sound approaches for the calculation of capital requirements that take into account the sophistication of risk management systems and methodologies applied by banks.

        The revised framework retains key elements of the 1988 capital adequacy framework, including the general requirement for banks to hold total capital equivalent to at least 8% of their risk-weighted assets, the basic structure of the 1996 Market Risk Amendment regarding the treatment of market risk and the definition of eligible capital.

        A significant innovation of the revised framework is the greater use of assessments of risk provided by banks' internal systems as inputs to capital calculations. In taking this step, the framework also puts forward a detailed set of minimum requirements designed to ensure the integrity of these internal risk assessments. The revised framework introduces capital requirements for operational risk and also directs banks to establish an internal capital adequacy assessment process. This process accounts for market, credit and operational risks as well as other risk, including, but not limited to, liquidity risk, concentration risk, interest rate risk in the banking book, business risk and strategic risk.

        The revised framework provides a range of options of escalated sophistication for determining the capital requirements for credit risk and operational risk. Various options allow banks and supervisors to select approaches that are most appropriate for their own operations and their financial market infrastructure. Furthermore, Basel II significantly enhances the requirements for market disclosures on both quantitative and qualitative aspects of risk management practices and capital adequacy.

        The Basel II framework was implemented in June 2006 by means of EU Directives 2006/48 and 2006/49. These EU directives were enacted in Greece in August 2007 by means of Greek Law 3601/2007. Following the adoption of Greek Law 3601/2007 on August 20, 2007, the Bank of Greece issued ten Governor's Acts related to the implementation of Basel II, which took effect from January 1, 2008.

        On November 9, 2007, the Bank applied to the Bank of Greece requesting authorization to implement the Basel II capital adequacy framework. Specifically, the Bank of Greece's approval was sought for permission to use:

  •
  the Foundation Internal Ratings-Based Approach with respect to its exposures to corporate customers, including specialized lending exposures, and

  •
  the Internal Ratings-Based Approach ("IRB") with respect to its mortgage portfolio, i.e. "receivables from individual customers, fully covered with real estate", as defined in Bank of Greece Governor's Act 2589/2007, Section B, §9a).

        The Bank's request was granted by the relevant Bank of Greece authority in charge of bank supervision.

        The Bank is in compliance with the new regulations regarding Basel II and consistently applies all relevant rules, guidelines and Bank of Greece Governor's Acts since January 1, 2008, at Bank level and at Group level. The Bank uses both the option for gradual implementation of IRB in its portfolios and the option for permanent exemption of certain categories of exposures from the application of IRB.

        The Bank has developed a comprehensive and well-documented roll-out plan that should enable the Group to gradually implement IRB with respect to the aggregate loan exposures included in the banking book (except those permanently exempted) within four years. At the initiation of IRB implementation, 50% of the nominal amount of the Bank's aggregate loan exposures were included in IRB, and over 75% is expected to be included within the first two years.

        In 2008, the European Commission submitted a Proposal for a Directive of the European Parliament and the European Council amending Directives 2006/48/EC and 2006/49/EC regarding banks affiliated with central institutions, certain own funds items, large exposures, supervisory arrangements and crisis management.

Additional Reporting Requirements

        Following the adoption of Basel II guidelines, the Bank of Greece issued a Governor's Act (2606/2008) determining the new reporting requirements for credit institutions in Greece. The new requirements include reports on the following:

  •
  capital structure, special participations, persons who have a special relationship with the credit institution and loans or other types of credit that have been provided to these persons by the credit institution;

  •
  own funds and capital adequacy ratios;

  •
  capital requirements for credit risk and counterparty credit risk;

  •
  capital requirements for market risk of the trading book (including foreign exchange risk);

  •
  information on the composition of the trading book;

  •
  capital requirements for operational risk;

  •
  large exposures and concentration risk;

  •
  liquidity risk;

  •
  financial statements and other financial information;

  •
  covered bonds;

  •
  combating money laundering and terrorist financing;

  •
  information systems; and

  •
  other information.

        The new reporting framework is put into effect for data with a reference date from March 31, 2008.

        The Bank submits to the Bank of Greece a full set of the regulatory reports both at Bank level and at Group level, on a quarterly basis.

Capital Requirements in Our Foreign Markets

        Banking regulations in Turkey are evolving in parallel to the global changes and international regulatory environment. We expect Turkey to adopt regulations implementing Basel II, but the timing of these regulatory changes has not yet been specified. We expect Serbia to fully adopt the Basel II framework from January 1, 2011, according to the recently released "Activity Plan for Basel II implementation" issued by the National Bank of Serbia. Romania, Bulgaria and Cyprus, as EU members, have already adopted the Basel II framework.

Deposit and Investment Guarantee Fund

        A Greek deposit guarantee fund (the "Deposit Guarantee Fund") was implemented in September 1995. Currently, the fund, which is a private entity according to Greek Law 2832/2000, is administered jointly by the Bank of Greece, the Hellenic Bank Association, the Ministry of Economy and Finance, and the Association of Greek Cooperative Banks.

        The Deposit Guarantee Fund is funded by annual contributions of participating credit institutions and cooperative banks pursuant to Greek Law 3714/2008, which amended Greek Law 2832/2000 and Presidential Decree 329/2000. The level of each participant's annual contribution is generally determined according to certain percentages applied to the total amount of eligible deposits. If accumulated funds are not sufficient to cover the claimants whose deposits become unavailable, participants may be required to pay an additional contribution. However, this contribution may not exceed an amount equal to 300% of a bank's last annual contribution. This additional contribution is set off against the annual contributions of following years. Greek law had adopted the minimum level of coverage provided under the applicable EU directive, which amounts to €20,000 per depositor per credit institution. However, following recent market developments, and based on the resolutions of the meeting of the EU Economic and Financial Affairs Council ("ECOFIN") on October 7, 2008, the coverage level was increased to €100,000 until December 31, 2011, in accordance with Greek Law 3714/2008. Annual contributions of participating credit institutions and cooperative banks were accordingly increased by a factor of five. The deadline may be extended by a decision of the Greek Minister of Economy and Finance.

        On February 16, 2009, certain protections of the existing Deposit Guarantee Fund relating to deposits and investment services were modernized, and the fund was renamed the "Deposit and Investment Guarantee Fund" ("TEKE"), by means of Greek Law 3746/2009. The coverage level in respect of deposits was maintained at €100,000, while the proposed level of coverage extended to credit institution clients relating to the provision of investment services was set at €30,000.

Prohibition of Money Laundering and Terrorist Financing

        Greece, as a member of the Financial Action Task Force ("FATF") and as a member state of the EU, fully complies with FATF recommendations and the relevant EU legal framework.

        In August 2008, the Greek Parliament adopted Greek Law 3691/2008 on the prevention and suppression of money laundering and terrorist funding, which implemented EU Council Directives 2005/60/EC and 2006/70/EC. The main provisions of Greek legislation on money laundering and terrorist financing are as follows:

  •
  Money laundering and terrorist financing are made criminal offences;

  •
  Persons subject to the law include credit institutions, financial institutions, and certain insurance undertakings;

  •
  Credit institutions (and other persons) are required to identify customers, retain documents and report suspicious transactions;

  •
  Provisions of banking confidentiality do not apply to money laundering activities; and

  •
  A Committee for the Combating of Money Laundering and Terrorist Financing was established and given responsibility for examining reports filed by banks and other natural or legal persons with respect to suspicious transactions. Among others, several ministries, the Bank of Greece, the Hellenic Capital Market Commission, tax authorities and the police participate in the administration of the Committee.

        In July 2002, the Greek Parliament adopted Greek Law 3034/2002, which implemented the International Convention for the Suppression of the Financing of Terrorism, with which we are fully compliant. Additionally, we comply with the USA PATRIOT Act of 2001, which took effect in October 2001 and which has implemented a range of new anti-money laundering requirements on banks and other financial services institutions worldwide.

        The Bank of Greece, through its Banking and Credit Affairs Committee, has also issued Decision No. 281/5/2009 on the "Prevention of the use of the credit and financial institutions, which are supervised by the Bank of Greece, for the purpose of money laundering and terrorist financing". Decision No. 281/5/2009 takes into account the principle of proportionality, the obligations of all credit and financial institutions and FATF recommendations. The decision also reflects the common understanding of the obligations imposed by European Regulation 1781/2006 on the information on the payer accompanying funds transfers to payment service providers of payees.

        Finally, Greek banks are bound to follow Regulation (EC) 1781/2006 of the European Parliament and European Council of November 15, 2006 on information on the payer accompanying transfer of funds.

Equity Participation by Banks

        Banks must follow certain procedures regarding holdings in other companies.

        Pursuant to Greek Law 3601/2007, credit institutions may not have a qualifying holding, the amount of which exceeds 15% of its own funds in an undertaking, that is not a credit institution, a financial institution, an insurance or re-insurance company, an investment firm or an undertaking carrying on activities which are a direct extension of banking or concern services ancillary to banking. The total amount of a credit institution's qualifying holdings in such undertakings may not exceed 60% of its own funds. A "qualifying holding" means a direct or indirect holding in an undertaking which represents 10% or more of the capital or the voting rights, or which makes it possible to exercise a significant influence over the management of that undertaking.

        For the calculation of the above thresholds, the following shares or holdings are not taken into account:

  (a)
  shares or holdings that are held by the credit institution as a result of credit support to an undertaking in distress for a period of one year (that may be extended for one more year following a resolution of the Bank of Greece),

  (b)
  shares or holdings that are held as a result of underwriting services provided by the credit institution for a period of six months following the end of the subscription period,

  (c)
  shares or holdings that are held on behalf of a third party, and

  (d)
  shares or holdings included in the trading book of the credit institution.

        The above thresholds or the time limits referred to above may be exceeded in exceptional cases following a decision of the Bank of Greece to that effect, provided that the credit institution either increases its own funds or takes equivalent measures. The Bank of Greece may also allow the thresholds and the time limits to be exceeded, provided that the excess is fully covered by its own funds, which are not taken into account for the calculation of the capital adequacy ratio.

        According to the Bank of Greece Act 2604/2008, credit institutions must obtain central bank prior approval to acquire or increase a qualifying holding in the share capital of credit institutions, financial institutions, insurance and re-insurance companies, investment firms, information technology companies, financial data collection and processing companies, asset and liability management companies, real estate property management companies, paying systems management companies and external credit assessment institutions. The provisions of such Act do not apply to branches of credit institutions with their registered seat in a country of the European Economic Area, or outside the European Economic Area provided that the Bank of Greece has recognized the equivalency of their supervisory regime.

        Prior approval for the acquisition or increase of a qualifying holding is not required in any of the following circumstances:

  (a)
  The value of the qualifying holding does not exceed, in the aggregate, taking into account any increases effected within the same calendar year, 2% of the credit institution's own funds, as calculated on the basis of the data for the immediately preceding calendar quarter.

  (b)
  The value of the qualifying holding amounts to, in the aggregate, and, taking into account any increases effected within the same calendar year, between 2% and 5% of its own funds as calculated on the basis of the data for the immediately preceding calendar quarter, provided that:

  •
  the capital adequacy ratio (on a consolidated basis), after calculating the influence of such qualifying holding, exceeds the minimum ratio required by law plus (i) one percentage point in case of credit institutions having the status of a société anonyme and (ii) five percentage points in case of cooperative banks and

  •
  the ratio of the basic own funds to the assets of the credit institution amount at least to 6%.

  (c)
  The acquisition or increase of the qualifying holding:

  •
  is a result of investments made by investment companies of Greek Law 3371/2005 or real estate investment companies of Greek Law 2778/1999;

  •
  is the result of underwriting services provided by the credit institution for a period of six months following the end of the subscription period;

  •
  is effected without the direct or indirect disposal of funds, with the exception of exchange of shares in case of credit institutions' mergers; in such case the provisions of paragraphs (a) and (b) above apply;

  •
  the value of qualifying holdings under this paragraph is not taken into account for the calculation of the qualifying holdings for the purposes of paragraphs (a) and (b) above.

  (d)
  The acquisition or increase of the qualifying holding in an undertaking is supervised by the Bank of Greece, provided that such holding is subject to approval pursuant to the general provisions regarding the establishment and operation of such undertaking and the suitability of its shareholders. The value of such qualifying holding is not taken into account for the calculation of the qualifying holdings for the purposes of paragraphs (a) and (b) above.

        Subject to EU regulations, new and significant holdings (concentrations) must be reported to the Greek Competition Commission according to Greek Law 703/1977, as in force.

        The CMC and the ATHEX must be notified once certain ownership thresholds are crossed with respect to listed companies. See Item 9.C, "The Offer and Listing—Markets".

Strategy

        Our medium-term strategy involves exploiting our key competitive strengths. In the near term, in the face of a financial crisis characterized by tight liquidity conditions and weakening customer credit quality, our strategic priorities are to safeguard the quality of our loan portfolio, maintain a strong capital base and maintain a strong pre-provision profit.

        The Bank's strategy is to be a leading provider of financial services in the wider SEE region. We believe our success so far is the result of measured organic expansion combined with carefully considered strategic acquisitions, notably our acquisition of Finansbank. Our focus has been on high-growth countries in the region with traditional ties to Greece and a European orientation. Moreover, the current environment has confirmed the prudence of the Bank's historically conservative approach to risk management and its continued efforts to contain costs. Combined with the inherent advantages of our strong liquidity position and capital base, the Bank has a powerful platform to implement its strategic vision as the economic environment improves.

Managing the Effects of the Financial Crisis

Sustainable Profitability

        Despite the adverse environment, one of the Group's key strategic goals is to sustain and enhance its sources of income and keep operating costs firmly under control. The success in sustaining the Group's core banking income, as reflected in the 6.6% annual growth in our net interest income after provision for loan losses in 2008, illustrates the competitive advantage of a relatively low cost of funding and sustained efforts to reprice risk. Our efforts to contain costs and improve efficiency have intensified and are aimed at controlling administrative expenses by consolidating procurement and rationalizing and centralizing processes, particularly back office tasks, as well as improving the overall management of human resources. As a result, domestic general and administrative expenses are expected to increase at roughly the same pace as inflation, while in the wider SEE region we estimate that operating expenses will grow at a slower pace than in previous years, reflecting the suspension of previous plans in relation to rapid branch expansion. The ongoing effort to contain operating costs is reflected in the small 4.0% increase in these costs in 2008 compared with 2007.

Conservative Risk Policy

        Our principal initiatives in managing the global economic downturn follow from our traditionally conservative credit policies and involve the more careful expansion of our loan portfolio with the objective of preserving our liquidity and capital, while maintaining our long-standing relationships with our clients. We have preemptively implemented stricter credit criteria in product areas and geographies which we consider to be more susceptible to the current global economic downturn. Specifically, these stricter credit criteria apply to SMEs in Greece, Turkey and SEE, the commercial real estate sector in SEE, and unsecured foreign-currency-denominated consumer lending across all regions.

        The conservative structure of the Group's loan book reflects a prudent management approach. The largest part of the loan book comprises mortgages and corporate lending, sectors in which the Bank has succeeded in gaining substantial market share, as compared with consumer loans and lending to SMEs. Accordingly, credit risk is relatively low and is concentrated, among other things, on financing supported by strong collateral.

        In addition, with respect to foreign exchange risk, the Group's retail lending in foreign currency does not comprise a significant part of the total, although in Turkey retail loans are granted exclusively in the local currency.

        Moreover, due to the deepening crisis, we have transferred a number of staff from loan approvals to debt recovery, both in Greece and in our international subsidiaries. Furthermore, we have revised our policy for collection of loans in arrears. With regard to the structure of the investment portfolio, the dominant component is conservative placements in sovereign bonds, which amounted to €11.7 billion and comprised almost 81.2% of the total portfolio at December 31, 2008.

Strong Liquidity

        We are focusing on balancing the growth in both lending and deposits across the Group. Our loan-to-deposit ratio stood at 87.5% at December 31, 2008. Moreover, in 2008, our market share of deposits increased significantly, underscoring, we believe, the confidence of depositors in the ability of the Bank to weather the current crisis. Customer deposits comprised 75% of total sources of funding for the Group's business at December 31, 2008.

Protecting the Capital Base

        We have taken and will continue to take significant measures to protect our capital base. In recent years we have withdrawn from the mature markets of North America and Western Europe, liquidated non-core shareholdings in industrial sectors, reinvested 2007 dividends in 2008, which increased capital by €477 million, and issued preference shares totaling US$625 million, which improved the Group's Tier I capital adequacy ratio to 10.0% as at December 31, 2008. On June 22, 2009, we launched tender offers for any and all of our outstanding non-cumulative, non-voting preferred securities issued by our wholly owned subsidiary, National Bank of Greece Funding Limited, and guaranteed on a subordinated basis by the Bank. Based on the results of the tender offers, which were announced on July 6, 2009, the bank purchased approximately €450 million nominal value at an aggregate cost of €284 million. These tender offers, will create additional core Tier I capital of €166 million, although Tier I capital and Total capital will be reduced by €284 million.

Achieving Long-Term Growth in Greece and Our Core Foreign Markets

        As a result of our strong capital position and tighter control over credit and costs, we believe we are well positioned to withstand adverse market conditions and prepare for our longer-term growth strategies in Greece, Turkey, SEE and other markets. These longer-term strategies are discussed in more detail below:

Domestic Retail Banking

        We believe the Greek domestic banking market offers attractive growth prospects, especially in the retail segment. In December 2008, household lending-to-GDP stood at 48.2% compared to 53.0% for the Eurozone as a whole, while mortgages-to-GDP in Greece stood at 32.1% compared with 37.8% for the Eurozone. In the longer term, we intend to further strengthen our leading position in retail banking by targeting our broad depositor base—one of our key competitive advantages—which also enables us to increase cross-selling potential at the Group level, in particular as regards retail products and bancassurrance. We intend to continue to exploit our strong position in mortgage lending, where we currently represent approximately 25% of the market. During 2008, we disbursed €3.5 billion in new mortgages. As a result, our total mortgage portfolio grew to €17.8 billion as at December 31, 2008 from €15.7 billion as at December 31, 2007. We believe the success of our mortgage business is due to our extensive branch network, customer loyalty and the innovative products that the Bank offers. Despite tighter housing market conditions and slowing economic activity, we consider mortgage lending to be a strategic priority in view of its relatively high asset quality and of the long-term relationship it creates with customers, which provides a strong platform for cross-selling activity.

        In addition, we enjoy long-standing relationships with our major corporate customers and we will continue to develop these relationships. Our corporate customer base comprises most leading large corporations in Greece. Our relationship extends to offering full banking services including insurance, cash management, and private banking.

Our International Markets

        In view of the fact that banking penetration levels in Greece in the medium term are increasing to levels closer to the European median and due to the limited scale of the Greek market, we have been expanding in markets that are characterized by lower credit penetration and better growth prospects. To this end, we succeeded in substantially strengthening our presence in the wider region of SEE. The desire to expand into new dynamic markets led to two important acquisitions in 2006, in Turkey and Serbia. The acquisition of Finansbank, the fifth largest private-sector bank in Turkey, signaled the establishment of a solid international presence, giving us access to the Turkish market of 70 million inhabitants.

        Our strategy is to continue integrating our international operations within a common framework. To this end, substantial progress has been made towards the integration of financial reporting, performance management, risk management, corporate governance and regulatory compliance and will continue further with respect to operations. We also monitor investment opportunities in the region that would result in high synergies with the Group.

Investment, Wealth Management and Insurance Services

        In the area of investment services, we completed our acquisition of P&K Investment Services (including its subsidiaries P&K Securities and P&K MFMC) in early 2007, with a view to offering integrated securities firms in the markets in which we operate. For further information, see Item 4.B, "Business Overview—Global Markets and Asset Management—Stock Brokerage" below. In asset management, our long-term strategies involve strengthening efforts to enhance the mix of higher performing fund categories, with special emphasis placed on exploiting our extensive branch network as a sales channel. With respect to insurance, in addition to the benefits from the long-term rationalization of domestic market penetration, we expect to achieve significant synergies through our participation in the international insurance markets. For instance, we acquired Alpha Insurance in Romania in February 2006, and in Turkey, we launched Finans Pension. In bancassurance, we intend to take advantage of the synergies derived from our broad customer base. We plan to enhance the performance of our insurance business by more effectively deploying our sales network. For further information regarding our insurance business, see Item 4.B, "Business Overview—Insurance".

Information Technology

        According to our recently-developed IT strategy, since April 2009, the Group is progressing toward fully centralized operations, utilizing one primary and one secondary disaster/recovery data center. Our IT infrastructure is hosted in the new Athens data center that recently became the Bank's primary data center. Based on a phased approach, domestic and international network systems are operated and monitored from this data center. Our disaster/recovery data center will support the international network. In case of severe malfunction of the primary site, the disaster/recovery center will take over operations in less than four hours time and without any data loss.

        With regard to the IT applications domain, our strategy is for all affiliate banks to use a common core banking system, the TEMENOS T24 system. The system is customized for the needs of the Group by a competency center established and operating in Bulgaria. Similar centers have been established for major complementary systems such as our SAP ERP system, which we use on a Group-wide basis. As another key to our IT strategy, specific Group needs for specialized IT systems and applications will be covered by common satellite solutions, centrally evaluated and selected, such as solutions for risk management, fraud management, audit management and anti money laundering handling.

C.    Organizational Structure

        Set forth below is a chart indicating the individual companies within the Group and the participation (direct and indirect) in each company at December 31, 2008.

Primary Operating Area	Country of incorporation	Direct	Indirect	Total
Corporate & Investment Banking
Ethniki Leasing S.A.	Greece	93.33%	6.67%	100.00%
NBG International Ltd	UK	100.00%	—	100.00%
NBG International Inc. (NY)	USA	—	100.00%	100.00%
Eterika Plc(1)	UK	—	—	—

Primary Operating Area	Country of incorporation	Direct	Indirect	Total
Retail Banking
Revolver APC Limited(1)	UK	—	—	—
Revolver 2008-1 PLC(1)	UK	—	—	—
International
The South African Bank of Athens Ltd	South Africa	94.32%	5.35%	99.67%
National Bank of Greece (Cyprus) Ltd.	Cyprus	100.00%	—	100.00%
National Securities Co (Cyprus) Ltd	Cyprus	—	100.00%	100.00%
NBG Management Services Ltd	Cyprus	100.00%	—	100.00%
Stopanska Banka A.D. (Skopje)	FYROM	73.04%	—	73.04%
United Bulgarian Bank AD—Sofia (UBB)	Bulgaria	99.91%	—	99.91%
UBB Asset Management	Bulgaria	—	99.92%	99.92%
UBB Insurance Broker	Bulgaria	—	99.93%	99.93%
Interlease E.A.D.	Bulgaria	100.00%	—	100.00%
Interlease Auto E.A.D.	Bulgaria	—	100.00%	100.00%
ETEBA Bulgaria A.D.	Bulgaria	92.00%	8.00%	100.00%
Banca Romaneasca SA	Romania	89.07%	—	89.07%
NBG Leasing IFN SA (former EURIAL Leasing SA.)	Romania	100.00%	—	100.00%
Vojvodjanska Banka a.d. Novi Sad	Serbia	100.00%	—	100.00%
NBG Leasing d.o.o. Belgrade	Serbia	100.00%	—	100.00%
NBG Services d.o.o. Belgrade	Serbia	—	100.00%	100.00%
Turkish Operations
Finansbank AS	Turkey	77.21%	17.58%	94.79%
Finans Leasing	Turkey	2.55%	56.16%	58.71%
Finans Invest	Turkey	0.20%	94.51%	94.71%
Finans Portfolio Management	Turkey	0.01%	94.70%	94.71%
Finans Investment Trust	Turkey	5.30%	77.85%	83.15%
Finans (Malta) Holdings Ltd	Malta	—	94.79%	94.79%
Finansbank (Malta) Ltd	Malta	—	94.79%	94.79%
IB Tech	Turkey	—	94.60%	94.60%
Finans Tuketici Finansmani A.S.	Turkey	—	94.79%	94.79%
Global Markets & Asset Management
National P&K Securities S.A	Greece	100.00%	—	100.00%
NBG Asset Management Mutual Funds S.A.	Greece	81.00%	19.00%	100.00%
NBG Greek Fund Ltd.	Cyprus	100.00%	—	100.00%
NBGI Private Equity Ltd	UK	—	100.00%	100.00%
NBGI Private Equity S.A.S	France	—	100.00%	100.00%
ETEBA Romania S.A.	Romania	100.00%	—	100.00%
NBG Luxembourg Holding SA	Luxembourg	94.67%	5.33%	100.00%
NBG Luxfinance Holding SA	Luxembourg	94.67%	5.33%	100.00%
NBGI Private Equity Funds	UK	—	100.00%	100.00%
CPT Investments Ltd	Cayman Islands	50.10%	—	50.10%
NBG Finance (Dollar) Plc	UK	100.00%	—	100.00%
NBG Finance (Sterling) Plc	UK	100.00%	—	100.00%

Primary Operating Area	Country of incorporation	Direct	Indirect	Total
Insurance
NBG Bancassurance S.A.	Greece	99.70%	0.30%	100.00%
Ethniki Hellenic General Insurance S.A.	Greece	100.00%	—	100.00%
National Insurance Brokerage S.A.	Greece	—	95.00%	95.00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	—	100.00%	100.00%
Ethniki General Insurance (Cyprus) Ltd	Cyprus	—	100.00%	100.00%
S.C. Garanta Asigurari SA	Romania	—	94.96%	94.96%
Audatex Hellas S.A.	Greece	—	70.00%	70.00%
Finans Pension AS	Turkey	—	94.79%	94.79%
Other
Ethniki Kefalaiou S.A.	Greece	100.00%	—	100.00%
NBG Property Services S.A. (former National Mutual Fund Management S.A.)	Greece	100.00%	—	100.00%
Pronomiouhos S.A. Genikon Apothikon Hellados (former NBG Venture Capital S.A.)	Greece	100.00%	—	100.00%
Innovative Ventures S.A. (I-Ven)	Greece	—	100.00%	100.00%
NBG Finance Plc	UK	100.00%	—	100.00%
ASTIR PALACE VOULIAGMENIS S.A.	Greece	85.35%	—	85.35%
GRAND HOTEL SUMMER PALACE S.A.	Greece	100.00%	—	100.00%
NBG Training Center S.A.	Greece	100.00%	—	100.00%
Ethnodata S.A.	Greece	100.00%	—	100.00%
KADMOS S.A.	Greece	100.00%	—	100.00%
DIONYSOS SA	Greece	99.91%	—	99.91%
EKTENEPOL Construction Company SA	Greece	100.00%	—	100.00%
Mortgage, Tourist PROTYPOS S.A.	Greece	100.00%	—	100.00%
Hellenic Tourist Constructions S.A.	Greece	77.76%	—	77.76%
Ethnoplan S.A.	Greece	—	100.00%	100.00%
Ethniki Ktimatikis Ekmetalefsis SA	Greece	100.00%	—	100.00%
NBG International Holdings BV	The Netherlands	100.00%	—	100.00%

(1)
Variable Interest Entity in which the Bank has a beneficial interest

D.    Property, Plant and Equipment

        As at December 31, 2008, we owned approximately 2,500 properties, approximately 1,900 of which are buildings. These properties are, for the most part, held free of encumbrances. Most of our properties are attributable to our branches and offices through which we maintain our customer relationships and administer our operations. Most of our other properties have been acquired as a result of foreclosure on the collateral of defaulted loans. There are no environmental issues of which we are aware of that may affect the Bank's utilization of our real estate assets.

        The Group's real estate portfolio from continuing operations was recorded at a net book value of €699.3 million as at December 31, 2008, which is included in the U.S. GAAP financial statements under "premises and equipment". Those of our properties that have been acquired as a result of foreclosure on the collateral of defaulted loans had a book value of €107.7 million as at December 31, 2008, and are included under "other assets" in the Group's U.S. GAAP financial statements. Management believes that the current aggregate market value of real estate assets exceeds their book value. We are not always able to realize the full market value of real estate which we are required to or wish to sell because of variations in the property market and legal impediments to the open market sale of such property. However, in order to expedite the process of divesting these non-core assets, we have simplified the auction process and have established a subsidiary, Ethniki Kefalaiou S.A., which acquires from the Bank and our subsidiaries certain real estate assets with the sole purpose of realizing more efficiently the value of such assets for the Group. For more information on the Group's management of its properties see Item 4.B, "Business Overview—Other Real Estate Management".

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

Average Balances and Interest Rates

        The following tables set forth the average balances of our assets and liabilities for the years ended December 31, 2006, 2007 and 2008, from our domestic and foreign continuing operations and, for interest-earning assets and interest-bearing liabilities, provide the amount of interest earned or paid and the average rate of such interest for such asset or liability, as applicable. Where available, the Group calculates the average balances for certain line items on the basis of daily averages. To the extent that daily information is not available for other balances and without causing undue burden or expense, the Group utilizes quarterly, monthly or annual balances.

	Year ended December 31,
	2006			2007			2008
	Average Balance	Interest	Average Rate %	Average Balance	Interest	Average Rate %	Average Balance	Interest	Average Rate %
	(EUR in thousands, except percentages)
Domestic:
Assets:
Cash and due from banks	802,748	—	—	975,027	—	—	1,723,346	—	—
Deposits with central bank	1,158,166	23,552	2.03%	892,425	35,431	3.97%	1,038,994	42,925	4.13%
Securities purchased under agreements to resell	—	—	—	116,277	143	0.12%	89,060	167	0.19%
Interest bearing deposits with banks	2,086,814	103,175	4.94%	2,063,211	104,792	5.08%	2,055,737	80,439	3.91%
Money market investments	198,806	6,524	3.28%	106,060	4,760	4.49%	121,187	6,579	5.43%
Trading and derivative assets and financial instruments marked to market through P&L	12,291,447	462,069	3.76%	12,204,000	484,558	3.97%	10,838,477	447,938	4.13%
Available for sale securities, at fair value	1,811,459	54,189	2.99%	2,968,157	95,486	3.22%	4,650,773	253,905	5.46%
Held to maturity securities	1,021	—	—	—	—	—	24,675	785	3.18%
Loans	29,099,031	1,621,566	5.57%	33,764,736	2,207,829	6.54%	41,530,272	2,613,203	6.29%
Less: Allowance for loan losses	(943,695)	—	—	(923,337)	—	—	(790,135)	—	—

Net loans	28,155,336	—	—	32,841,399	—	—	40,740,137	—	—
Goodwill, software and other intangible assets	167,487	—	—	287,347	—	—	426,727	—	—
Premises and equipments, net	594,538	—	—	646,177	—	—	726,061	—	—
Accrued interest receivable	452,780	—	—	430,716	—	—	785,398	—	—
Other assets	1,792,275	14,134	0.79%	962,195	18,147	1.89%	2,434,368	12,561	0.52%

Total Assets	49,512,877	2,285,209	4.62%	54,492,991	2,951,146	5.42%	65,654,940	3,458,502	5.27%

Liabilities:
Total Deposits	44,356,335	716,309	1.61%	45,005,494	940,849	2.09%	54,662,567	1,377,231	2.52%
Securities sold under agreements to repurchase	230,520	6,807	2.95%	179,347	9,642	5.38%	139,060	7,882	5.67%
Other borrowed funds and derivative liabilities	355,152	—	—	541,143	840	0.16%	716,657	424	0.06%
Accounts payable, accrued expenses, insurance reserves and other liabilities	3,052,114	1,335	0.04%	4,646,932	1,808	0.04%	5,064,374	1,249	0.02%
Long-term debt	4,257	332	7.80%	1,522	26	1.71%	—	—	—

Total Liabilities	47,998,378	724,783	1.51%	50,374,438	953,165	1.89%	60,582,658	1,386,786	2.29%

	Year ended December 31,
	2006			2007(1)			2008
	Average Balance	Interest	Average Rate %	Average Balance	Interest	Average Rate %	Average Balance	Interest	Average Rate %
	(EUR in thousands, except percentages)
Foreign:
Assets:
Cash and due from banks	281,723	—	—	178,028	—	—	1,103,905	—	—
Deposits with central bank	816,328	14,096	1.73%	1,380,163	43,835	3.18%	1,406,400	16,007	1.14%
Securities purchased under agreements to resell	4,109,676	111,378	2.71%	2,784,332	121,083	4.35%	1,818,891	95,335	5.24%
Interest bearing deposits with banks	4,408,369	182,745	4.15%	2,424,139	201,390	8.31%	1,436,504	151,872	10.57%
Money market investments	128,002	7,034	5.50%	179,008	10,246	5.72%	139,784	11,961	8.56%
Trading and derivative assets and financial instruments marked to market through P&L	385,137	18,833	4.89%	819,553	33,197	4.05%	749,806	43,213	5.76%
Available for sale securities, at fair value	1,497,398	130,814	8.74%	1,968,666	276,872	14.06%	2,541,928	349,124	13.73%
Held to maturity securities	—	—	—	—	—	—	70,967	2,267	3.19%
Loans	6,459,080	751,675	11.64%	14,741,552	1,967,487	13.35%	20,630,302	2,560,784	12.41%
Less: Allowance for loan losses	(82,598)	—	—	(203,870)	—	—	(250,636)	—	—

Net loans	6,376,482	—	—	14,537,682	—	—	20,379,666	—	—
Goodwill, software and other intangible assets	906,116	—	—	3,626,877	—	—	3,470,939	—	—
Premises and equipments, net	134,646	—	—	222,818	—	—	408,186	—	—
Accrued interest receivable	40,183	—	—	59,950	—	—	341,623	—	—
Other assets	358,275	990	0.28%	558,500	984	0.18%	482,778	6,012	1.25%

Total Assets	19,442,335	1,217,565	6.26%	28,739,716	2,655,094	9.24%	34,351,377	3,236,575	9.42%

Liabilities:
Total Deposits	8,800,562	388,930	4.42%	18,754,207	1,091,155	5.82%	17,900,695	1,327,454	7.42%
Securities sold under agreements to repurchase	3,809,888	120,096	3.15%	5,228,666	249,015	4.76%	4,472,951	252,640	5.65%
Other borrowed funds and derivative liabilities	587,626	18,992	3.23%	705,569	54,896	7.78%	700,884	31,915	4.55%
Accounts payable, accrued expenses, insurance reserves and other liabilities	438,472	5,505	1.26%	600,984	1,412	0.23%	1,082,944	203	0.02%
Long-term debt	2,737,946	144,113	5.26%	5,449,454	270,241	4.96%	5,299,199	290,943	5.49%

Total Liabilities	16,374,494	677,636	4.14%	30,738,880	1,666,719	5.42%	29,456,673	1,903,155	6.46%

(1)
2007 foreign average balances were increased by our acquisition of Vojvodjanska and the full weighting of Finansbank's assets and liabilities.

Analysis of Changes in Net Interest Income and Interest Expense—Volume and Rate Analysis

        The following tables analyze the change in our net interest income attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities, and changes in their respective interest rates for the periods presented from our continuing operations. Amounts due to changes in volume have been calculated by multiplying the change in volume during the year times the average rate for the preceding year. Amounts due to changes in rates have been calculated by multiplying the change in the current year average rate times the volume of the current year.

	2007 vs 2006
	Greek			Foreign
	Total interest change	Due to change in volume	Due to change in interest rate	Total interest change	Due to change in volume	Due to change in interest rate
	(EUR in thousands)
ASSETS
Deposits with central bank	11,879	(5,404)	17,283	29,739	9,736	20,003
Securities purchased under agreements to resell	143	—	143	9,705	(35,919)	45,624
Interest bearing deposits with banks	1,617	(1,167)	2,784	18,645	(82,254)	100,899
Money market investments	(1,764)	(3,044)	1,280	3,212	2,803	409
Trading assets and financial instruments marked to market through P&L	22,489	(3,287)	25,776	14,364	21,243	(6,879)
Available-for-sale securities, at fair value	41,297	34,602	6,695	146,058	41,170	104,888
Loans gross	586,263	260,000	326,263	1,215,812	963,872	251,940
Other assets	4,013	(6,546)	10,559	(6)	553	(559)

Total Assets	665,937	275,154	390,783	1,437,529	921,204	516,325

LIABILITIES
Total Deposits	224,540	10,483	214,057	702,225	439,889	262,336
Securities sold under agreements to repurchase	2,835	(1,511)	4,346	128,919	44,723	84,196
Other borrowed funds	840	—	840	35,904	(3,791)	39,695
Accounts payable, accrued expenses and other liabilities	473	1,207	(734)	(4,093)	2,296	(6,389)
Long-term debt	(306)	(213)	(93)	126,128	142,721	(16,593)

Total Liabilities	228,382	9,966	218,416	989,083	625,838	363,245

	2008 vs 2007
	Greek			Foreign
	Total interest change	Due to change in volume	Due to change in interest rate	Total interest change	Due to change in volume	Due to change in interest rate
	(EUR in thousands)
ASSETS
Deposits with central bank	7,494	5,819	1,675	(27,828)	833	(28,661)
Securities purchased under agreements to resell	24	(33)	57	(25,748)	(41,984)	16,236
Interest bearing deposits with banks	(24,353)	(380)	(23,973)	(49,518)	(82,050)	32,532
Money market investments	1,819	679	1,140	1,715	(2,245)	3,960
Trading assets and financial instruments marked to market through P&L	(36,620)	(81,354)	44,734	10,016	(10,104)	20,120
Available-for-sale, at fair value and held to maturity securities	159,204	54,130	105,074	74,519	80,623	(6,104)
Loans	405,374	507,778	(102,404)	593,297	785,944	(192,647)
Other assets	(5,586)	27,765	(33,351)	5,028	(133)	5,161

Total Assets	507,356	514,404	(7,048)	581,481	730,884	(149,403)

LIABILITIES
Total deposits	436,382	201,883	234,499	236,299	(49,659)	285,958
Securities sold under agreements to repurchase	(1,760)	(2,166)	406	3,625	(35,991)	39,616
Other borrowed funds	(416)	(423)	7	(22,981)	(9,594)	(13,387)
Accounts payable, accrued expenses and other liabilities	(559)	163	(722)	(1,209)	1,182	(2,391)
Long-term debt	(26)	(26)	—	20,702	(7,451)	28,153

Total Liabilities	433,621	199,431	234,190	236,436	(101,513)	337,949

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

	Year ended December 31,
	2006	2007	2008
	(EUR in thousands, except percentages)
Domestic:
Average interest earning assets	47,494,303	52,153,724	61,309,962
Total interest income from continuing operations	2,285,209	2,951,146	3,458,502
Average interest bearing liabilities	46,053,519	48,010,095	57,855,846
Total interest expense from continuing operations	724,783	953,165	1,386,786
Net interest income from continuing operations	1,560,426	1,997,981	2,071,716
Net interest margin(1)	3.29%	3.83%	3.38%
Foreign:
Average interest earning assets	18,079,667	24,652,043	28,847,028
Total interest income from continuing operations	1,217,565	2,655,094	3,236,575
Average interest bearing liabilities	16,312,552	30,446,277	29,072,898
Total interest expense from continuing operations	677,636	1,666,719	1,903,155
Net interest income from continuing operations	539,929	988,375	1,333,420
Net interest margin(1)	2.99%	4.01%	4.62%

(1)
Net interest margin represents net interest income divided by average interest earning assets.

Return on Equity and Assets

        The following table presents certain selected financial information and ratios for the Group for the periods indicated from continuing operations:

	Year ended December 31,
	2006	2007	2008
	(EUR in thousands, except percentages)
Net interest income from continuing operations before provision for loan losses	2,100,355	2,986,356	3,405,136
Net income	799,877	1,318,791	821,424
Average total assets	68,955,212	83,232,707	100,006,317
Average shareholders' equity(1)	4,006,003	6,278,794	6,490,518
Net interest income from continuing operations as a percent of:
Average total assets	3.05%	3.59%	3.40%
Average shareholders' equity(1)	52.43%	47.56%	52.46%
Net income as a percent of:
Average total assets	1.16%	1.58%	0.82%
Average shareholders' equity(1)	19.97%	21.00%	12.66%
Average shareholders' equity to average total assets	5.81%	7.54%	6.49%
Dividend payout ratio(2)	51.71%	12.43%	—

(1)
Average shareholders' equity is calculated as the arithmetical average of shareholders' equity at the beginning of the year and the end of the year.

(2)
Dividend payout ratio is the percentage of net profit attributable to ordinary shareholders as cash dividends during a given period. It is computed by dividing dividends declared and paid per share by net profit attributable to NBG ordinary shareholders per share. The dividend payout ratio was calculated by using Group profits computed in accordance with the IFRS.

Assets

Securities Portfolio

        At December 31, 2008, the Group's securities had a carrying value of €14.4 billion, representing 14.2% of the Group's total assets of which sovereign securities accounted for €11.7 billion, or 81.2% of the Group's securities portfolio. In preparing the U.S. GAAP Financial Statements, the Group classified its securities as required by U.S. GAAP according to the following categories: trading securities, securities available-for-sale and securities held to maturity.

        As at December 31, 2008 the Group maintained a high quality securities portfolio, reflecting conservative risk management policies, and comprising principally investment grade traditional securities. We have relatively small exposure to corporate issuers, entirely investment grade and primarily senior-ranking debt, and our SEE sovereign exposure is insignificant (at less than1% of our available-for-sale portfolio). Finally, the held-to-maturity portfolio was minimal. Other than Greek government or government guaranteed securities and securities issued by the Republic of Turkey and the Republic of Germany, no other single issuer accounts for over 10% of the Group's equity. During 2008, the Group, in accordance with its policy regarding transfers of investments between categories and due to the crisis in the financial markets, transferred trading securities of EUR 4,555 million to available-for-sale securities and EUR 30 million to held-to-maturity securities.

        The Group has the largest portfolio of Greek government bonds among Greek banks, which is attributable to the Group's position as the leading primary dealer (in terms of volume and liquidity) of Greek risk, according to statistics published by the Bank of Greece. The market (and book) value of these financial instruments held by the Group (which includes securities held in our trading and available-for-sale portfolios) was €8.2 billion at December 31, 2008. Furthermore, at December 31, 2008, the Group held debt securities issued by the Republic of Germany (classified as trading or available-for-sale) with market (and book) value of €754.3 million, and through its subsidiary Finansbank, held securities issued by the Republic of Turkey (classified as trading or available-of-sale) with market (and book) value of €2.1 billion.

        The Group's equity portfolio stems largely from investment activities on the ATHEX as well as equities taken in loan foreclosure and workout situations from the past. As part of our aim to restructure our operations, the Group has been strategically divesting its holdings in non-core businesses. In 2006 we had revenues of €369.8 million, of which USD388.4 million represented the disposal of our investment in Atlantic Bank of New York, CAD 71.3 million from the disposal of our investment in NBG Canada, €6.5 million from the disposal of our equity investment in Astir Alexandroupolis AXE, €2.5 million from the disposal of AGRIS and €0.8 million from other disposals. In 2007 we had revenues of €406.2 million, of which €321.6 million represented the disposal of our investment in the AGET Heracles Cement Company, €80.1 million from the disposal of our investment in Hellenic Exchanges S.A., €2.6 million from the disposal of our investment in Elsa S.A., €1.7 million from the disposal of our investment in P&K Mutual Fund Management and €0.2 million from the disposal of our investment in Karriera and Zymi. For more information on the Group's divestitures see Item 4.A, "History and Development of the Company".

        The following table sets forth the cost and fair value of each type of the Group's debt and equity assets held for trading at December 31, 2006, 2007 and 2008:

	Year ended December 31,
	2006		2007		2008
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(EUR in thousands)
Trading Account Securities
Greek government bonds	6,732,569	6,661,754	5,571,822	5,553,981	971,181	956,126
Debt securities issued by other governments and public entities	111,073	110,724	244,249	248,920	809,151	822,742
Debt securities issued by foreign financial institutions	38,280	38,264	135,978	135,548	67,553	47,864
Debt securities issued by Greek financial institutions incorporated in Greece	104,873	104,056	143,446	142,066	16,224	14,949
Equity securities issued by companies incorporated in Greece	61,512	74,546	88,020	86,689	6,775	4,488
Equity securities issued by foreign companies	16,740	17,364	25,052	25,106	6,474	3,679
Other	368,618	367,499	493,931	486,324	218,051	206,741

Total	7,433,665	7,374,207	6,702,498	6,678,634	2,095,409	2,056,589

Financial instruments marked to market through the profit and loss	5,415,700	5,307,946	5,645,766	5,692,692	—	—

        The following table sets forth the amortized cost and fair value as well as gross unrealized gains and losses of each type of the Group's available-for-sale and held-to-maturity securities at December 31, 2006, 2007 and 2008:

	Year ended December 31,
	2006				2007				2008
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(EUR in thousands)
Available-for-sale securities
Greek government bonds	1,225,985	535	(40,613)	1,185,907	1,306,507	2,123	(62,610)	1,246,020	7,671,181	11,916	(443,715)	7,239,382
Debt securities issued by other governments and public entities	1,626,818	24,416	(33,158)	1,618,076	2,048,445	47,842	(12,481)	2,083,806	2,622,413	25,422	(43,982)	2,603,853
Corporate debt securities issued by companies incorporated in Greece	133,106	144	(2,314)	130,936	100,505	78	(1,634)	98,949	318,654	242	(45,465)	273,431
Corporate debt securities issued by companies incorporated outside Greece	411,038	4,704	(13,316)	402,426	490,046	2,718	(30,047)	462,717	1,691,506	1,014	(328,337)	1,364,183
Equity securities issued by companies incorporated in Greece	213,953	44,941	(4,404)	254,490	175,415	5,060	(9,391)	171,084	353,372	25	(192,215)	161,182
Equity securities issued by companies incorporated outside Greece	33,926	36,280	(381)	69,825	95,186	29,998	(117)	125,067	101,764	4,625	(3,079)	103,310
Mutual fund units	470,387	23,991	(972)	493,406	357,951	11,294	(6,661)	362,584	579,724	1,355	(75,579)	505,500

Total available-for-sale securities	4,115,213	135,011	(95,158)	4,155,066	4,574,055	99,113	(122,941)	4,550,227	13,338,614	44,599	(1,132,372)	12,250,841

Held to maturity securities	—	—	—	—	—	—	—	—	130,548	7,648	(5,277)	132,919

        As of December 31, 2007 and 2008, the Group did not hold any U.S. federal debt securities.

        The following table sets forth the book value of the Group's securities by maturity at December 31, 2008:

	Year ended December 31, 2008
	Within one year or less			After one year through five years			After five years through ten years			After ten years
	Amortized Cost	Weighted average yield	Fair Value	Amortized Cost	Weighted average yield	Fair Value	Amortized Cost	Weighted average yield	Fair Value	Amortized Cost	Weighted average yield	Fair Value
	(EUR in thousands, except percentages)
Trading account securities:
Greek government and agencies	337,852	3.83%	338,878	239,849	4.48%	239,938	217,418	4.77%	212,356	176,062	4.84%	164,954
Debt securities issued by other governments and public entities	7,297	8.49%	7,532	750,273	4.81%	764,110	31,222	4.81%	30,306	20,359	5.90%	20,794
Debt securities issued by Greek financial institutions	322	3.27%	313	15,000	5.62%	14,250	—	—	—	902	6.23%	386
Debt securities issued by foreign financial institutions	14,496	5.31%	14,510	20,269	5.61%	20,406	9,612	3.96%	6,393	23,176	6.78%	6,555
Corporate debt securities issued by Greek companies	—	—	—	81,595	4.81%	75,648	51,688	6.12%	49,465	—	—	—
Corporate debt securities issued by foreign companies	11,755	11.30%	10,543	37,994	10.44%	36,699	17,639	11.30%	17,001	—	—	—

Total trading account securities	371,722	4.16%	371,776	1,144,980	4.95%	1,151,051	327,579	5.31%	315,521	220,499	5.15%	192,689

Available-for-sale securities:
Greek government and agencies	200,344	3.33%	200,721	1,710,250	4.36%	1,694,992	3,777,982	5.15%	3,576,016	1,982,605	3.43%	1,767,653
Debt securities issued by other governments and public entities	433,849	15.90%	434,800	1,486,323	15.12%	1,486,627	491,383	9.15%	470,395	210,859	10.52%	212,031
Corporate debt securities issued by companies incorporated in Greece	54,962	4.01%	54,800	116,356	3.80%	110,996	147,336	4.60%	107,635	—	—	—
Corporate debt securities issued by companies incorporated outside Greece	73,919	4.95%	71,697	409,840	5.53%	376,658	919,198	3.99%	731,157	288,549	6.37%	184,671

Total available-for-sale securities	763,074	10.68%	762,018	3,722,769	8.77%	3,669,273	5,335,899	5.40%	4,885,203	2,482,013	4.38%	2,164,355

Held to maturity securities	29,882	4.92%	28,796	4,999	4.42%	4,999	—	—	—	95,667	4.24%	99,124

        The Group holds a significant amount of financial instruments issued by the Greek government. The market (and book) value of these financial instruments held by the Group (which includes securities held in our trading and available-for-sale portfolios) at December 31, 2008 was €8,195.5 million.

  Loan Portfolio

        The Group's loan portfolio has grown steadily in recent years in line with increased demand for credit generally in Greece and the other markets in which the Group operates, and continued to grow in 2008 in spite of the adverse impact of the credit crisis and the recessionary pressures in most of the area. At December 31, 2008, the amount of the Group's total outstanding loans net of allowance for loan losses equaled €69,234.4 million. The Group's loan portfolio including unearned income consists of approximately 45.7% consumer and 54.3% commercial loans. See Note 15 to the U.S. GAAP Financial Statements. Approximately 70.4% of the Group's loan portfolio was to Greek residents as at December 31, 2008.

        Loans by Type of Customer:    The Group offers a wide range of credit instruments to domestic and foreign businesses as well as to State-related entities and individuals, long-term and short-term loans and letter of credit.

        The following table provides details of loans to customers made by the Group, classified by type of loan, the borrower's principal economic activity, as well as the breakdown of domestic and foreign loans at December 31, 2004, 2005, 2006, 2007 and 2008.

	Year ended December 31,
	2004	2005	2006	2007	2008
	(EUR in thousands)
Greek residents:
Consumer:
Residential mortgages	8,600,893	11,114,211	13,318,430	15,675,911	17,772,186
Credit card	1,416,847	1,468,940	1,505,203	1,543,832	1,722,520
Auto financing	354,170	323,918	250,747	181,973	250,130
Other consumer	1,841,913	2,253,248	2,957,806	3,878,343	4,622,064

Total	12,213,823	15,160,317	18,032,186	21,280,059	24,366,900

Commercial:
Industry and mining	2,876,421	2,488,629	2,640,360	3,150,111	3,431,239
Small-scale industry	809,999	854,807	1,027,183	1,353,943	1,857,602
Trade	2,922,831	3,184,510	4,079,807	5,067,392	7,290,620
Construction	440,347	421,072	556,814	736,584	1,216,237
Tourism	266,041	265,026	261,679	169,937	312,513
Shipping and transportation	863,455	914,747	1,047,846	1,204,350	1,882,210
Mortgage	282,219	388,377	530,229	678,880	832,593
Public sector	1,069,869	1,460,697	1,465,205	1,814,646	8,101,757
Other	1,231,666	1,695,737	2,507,644	1,906,747	647,654

Total	10,762,848	11,673,602	14,116,767	16,082,590	25,572,425

Total Greek residents loans	22,976,671	26,833,919	32,148,953	37,362,649	49,939,325

Unearned income	—	7,130	25,097	53,600	(187,135)

Loans net of unearned income	22,976,671	26,841,049	32,174,050	37,416,249	49,752,190

	Year ended December 31,
	2004	2005	2006	2007	2008
	(EUR in thousands)
Foreign:
Consumer:
Residential mortgages	361,601	358,129	1,559,995	2,814,814	3,466,936
Credit card	39,285	67,048	991,816	1,645,264	1,844,527
Auto financing	17,543	36,149	263,342	340,841	319,705
Other consumer	402,290	618,955	1,202,391	1,958,759	2,445,982

Total	820,719	1,080,281	4,017,544	6,759,678	8,077,150

Commercial:
Industry and mining	1,350,708	430,807	842,849	1,271,942	2,237,964
Small-scale industry	151,313	195,662	867,621	1,528,069	1,802,722
Trade	734,183	668,427	989,898	1,465,008	2,279,365
Construction	355,785	405,887	878,824	1,439,452	1,776,701
Tourism	118,033	126,485	327,866	387,607	423,302
Shipping and transportation	328,713	379,265	638,039	462,110	593,026
Mortgage	136,732	42,852	113,982	113,046	1,260,464
Public sector	15,572	12,309	4,695	1,414	120,290
Other	201,260	503,782	3,023,958	4,922,183	2,417,140

Total	3,392,299	2,765,476	7,687,732	11,590,831	12,910,974

Total foreign loans	4,213,018	3,845,757	11,705,276	18,350,509	20,988,124

Unearned income	(14,284)	(12,633)	(122,483)	(206,266)	(273,270)

Total foreign loans net of unearned income	4,198,734	3,833,124	11,582,793	18,144,243	20,714,854

Total loans net of unearned income	27,175,405	30,674,173	43,756,843	55,560,492	70,467,044

Less: Allowance for loan losses	(1,115,212)	(1,092,545)	(1,224,757)	(1,132,952)	(1,232,626)

Total net loans	26,060,193	29,581,628	42,532,086	54,427,540	69,234,418

        A brief description of the type of loan classifications included in the above analysis is as follows.

        Residential mortgages consist primarily of fixed rate and floating rate loans collateralized by first-ranking security interests in owner-occupied dwellings including houses and condominiums. These loans are nearly all secured by pre-notation ("prosimiosi") which is less expensive and easier to record than mortgages. See, below in this Item 4.E, "Selected Statistical Data—Credit Quality—Risk Management—Loan Approval Process". Greek government-subsidized mortgage loans are offered by the Group to domestic borrowers who meet certain criteria.

        Credit cards are unsecured revolving lines of credit.

        Auto financing loans are extended for personal vehicles and are mostly secured.

        Other consumer loans are made to individuals on installment plans to finance the purchase of consumer goods and to pay for services. The Bank extends revolving credit facilities for retail customers under which approved customers can withdraw funds up to the limit of their individual credit facility as needed for personal purposes. These loans are unsecured.

        Short-term credit facilities lasting one year or less make up the majority of the Group's commercial loans. Generally, if the borrower meets interest payments in a timely manner, his facility is rolled over, subject to the wishes of the borrower and the Bank's credit review policies.

        The rollover policy of the Group stipulates full repayment of loan obligations upon maturity or expiring of a loan facility before a new loan is extended.

        Industry and mining loans include credit extensions primarily made to corporations involved in the textile, food and beverage, chemical, and metals mining ventures. Such loans are generally secured by interests in the customers' real property and operating assets.

        Small scale industry loans are made to commercial ventures that generally employ less than 50 persons, and such loans are secured by assets owned by the company or its shareholders.

        Trade loans are made to ventures which do not manufacture goods but import, export, distribute and sell goods. Such loans are typically secured by inventory or assets of the company's shareholders.

        Construction loans are made for large-scale infrastructure or commercial projects undertaken by private entities on their own behalf or on behalf of government public works offices.

        Tourism loans are made primarily to developers and operators of hotel and resort properties and are secured by interests in those properties.

        Shipping and transportation loans are advanced primarily for shipbuilding, and to a lesser extent, shipyard construction and vessel acquisitions and are secured by interests in the vessels or other property and the future revenues generated by the vessels. Other transportation loans relate to ground and air transport.

        Commercial mortgages are loans for the acquisition of real estate used in business. These loans are nearly all secured by pre-notation which is less costly and easier to administer than a mortgage.

        Public sector loans are advanced to the Hellenic Republic, public utilities and entities governed by the public law of Greece, including IKA, the largest social security institution in Greece, and a shareholder of the Bank.

        The following table provides details of loans to customers made by the Group by maturity, classified by type of loan, the borrower's principal economic activity, as well as the breakdown of domestic and foreign loans as at December 31, 2008.

	Year ended December 31, 2008
	Within one year or less	After one year through five years	After five years	Total
	(EUR in thousands)
Greek Residents:
Consumer:
Residential mortgages	1,483,475	3,833,258	12,455,453	17,772,186
Credit card	1,722,520	—	—	1,722,520
Auto financing	13,284	133,020	103,826	250,130
Other consumer	1,584,501	2,466,985	570,578	4,622,064

Total	4,803,780	6,433,263	13,129,857	24,366,900

Commercial:
Industry and mining	1,699,594	1,295,412	436,233	3,431,239
Small-scale industry	980,542	687,751	189,309	1,857,602
Trade	3,600,865	2,740,406	949,349	7,290,620
Construction	513,476	395,354	307,407	1,216,237
Tourism	133,320	122,464	56,729	312,513
Shipping and transportation	628,881	311,108	942,221	1,882,210
Mortgages	57,501	180,268	594,824	832,593
Public sector	1,403,958	253,655	6,444,144	8,101,757
Other	347,313	232,129	68,212	647,654

Total	9,365,450	6,218,547	9,988,428	25,572,425

Total Greek residents loans	14,169,230	12,651,810	23,118,285	49,939,325

Foreign:
Consumer:
Residential mortgages	112,911	978,723	2,375,302	3,466,936
Credit card	1,744,837	27,582	72,108	1,844,527
Auto financing	61,210	234,107	24,388	319,705
Other consumer	726,111	875,923	843,948	2,445,982

Total	2,645,069	2,116,335	3,315,746	8,077,150

Commercial:
Industry and mining	1,228,052	595,707	414,205	2,237,964
Small-scale industry	1,082,966	532,013	187,743	1,802,722
Trade	1,298,852	564,520	415,993	2,279,365
Construction	625,585	534,118	616,998	1,776,701
Tourism	104,718	143,223	175,361	423,302
Shipping and transportation	236,464	269,305	87,257	593,026
Mortgages	323,239	742,495	194,730	1,260,464
Public sector	5,184	5,227	109,879	120,290
Other	712,855	1,009,294	694,991	2,417,140

Total	5,617,915	4,395,902	2,897,157	12,910,974

Total foreign loans	8,262,984	6,512,237	6,212,903	20,988,124
Unearned income	(138,490)	(218,859)	(103,056)	(460,405)

Loans, net of unearned income	22,293,724	18,945,188	29,228,132	70,467,044
Less: Allowance for loan losses	(1,232,626)	—	—	(1,232,626)

Total net loans	21,061,098	18,945,188	29,228,132	69,234,418

        Of the Group's loans outstanding at December 31, 2008 that are due after one year, €13,741.9 million had fixed interest rates while €34,431.4 million had floating interest rates.

Foreign Country Outstanding Loans

        The Group's foreign country outstanding loans, representing specific country risk, are extended primarily by the Group's foreign branches and banking subsidiaries. The Bank's Greek and London operations also provide loans customarily made in U.S. dollars to the shipping industry, as well as loans denominated in other currencies as requested by customers. The Group's most significant exposure to foreign countries for the year ended December 31, 2006 and 2007 was to Bulgaria, Cyprus , FYROM, Romania, Turkey and Serbia and for the years ended December 31, 2008 it was to the United Kingdom, Serbia, Turkey, Bulgaria and Romania. These foreign country outstanding loans represent additional economic and political risks. For additional information on the macroeconomic and political risks from operating in Turkey, as well as for the risks of conducting significant international activities and expanding in emerging markets, see Item 3.D, "Risk Factors".

        The tables below show the amount of foreign country outstandings as at December 31, 2006, 2007 and 2008 in each foreign country where such outstandings exceed 1% of the Group's total assets.

	Year ended December 31, 2006
	Country
	United Kingdom	Serbia	Turkey	Bulgaria	Romania	Cyprus
	(EUR in thousands)
Loans	207,409	373,065	6,876,897	1,740,493	776,350	768,824
Interest bearing deposits with banks	343,145	95,067	224,746	46,452	62,432	107,342
Other interest bearing investments	300,399	112,262	1,307,310	104,330	21,980	78,377
Other monetary assets	23,446	239,948	858,055	388,455	290,756	69,839

Total	874,399	820,342	9,267,008	2,279,730	1,151,518	1,024,382

	Year ended December 31, 2007
	Country
	United Kingdom	Serbia	Turkey	Bulgaria	Romania	Cyprus
	(EUR in thousands)
Loans	505,347	607,066	10,163,487	2,941,808	1,628,138	779,535
Interest bearing deposits with banks	54,131	212,859	115,800	18,740	172,240	109,100
Other interest bearing investments	420,565	22,394	1,579,113	127,997	25,585	103,278
Other monetary assets	317,463	263,528	698,414	357,705	419,450	45,402

Total	1,297,506	1,105,847	12,556,814	3,446,250	2,245,413	1,037,315

	Year ended December 31, 2008
	Country
	United Kingdom	Serbia	Turkey	Bulgaria	Romania
	(EUR in thousands)
Loans	460,075	775,658	10,155,023	4,127,172	2,375,986
Interest bearing deposits with banks	144,535	451	138,823	2,225	92,151
Other interest bearing investments	739,172	27,605	2,236,406	133,621	48,987
Other monetary assets	144,903	306,922	720,090	317,285	664,245

Total	1,488,685	1,110,636	13,250,342	4,580,303	3,181,369

        The table below shows the amount of foreign country loans, excluding unearned income, by type of borrower for countries where the Group's exposure exceeded 1% of total assets at December 31, 2006, 2007 and 2008.

	Year ended December 31, 2006
	Country
	Turkey	Bulgaria	Romania	Cyprus	Serbia	United Kingdom
	(EUR in thousands)
Consumer:
Residential mortgages	1,005,901	296,295	65,476	69,547	19,052	191
Credit card	888,262	60,128	8,165	5,651	11,424	5
Auto financing	217,357	4,975	13,014	7,458	10,087	11
Other consumer	263,174	350,093	257,342	48,481	148,566	481

Total	2,374,694	711,491	343,997	131,137	189,129	688

Commercial:
Industry and mining	273,538	135,829	103,958	91,635	47,855	14,983
Small-scale industry	605,063	217,769	7,346	—	31,353	—
Trade	203,091	265,403	113,392	265,112	44,762	8,939
Construction	378,892	177,934	52,007	105,351	8,806	109,212
Tourism	217,458	52,772	4,348	47,544	1,694	—
Shipping and transportation	339,159	52,670	10,453	125,823	9,380	37,686
Mortgages	9	29,977	21,339	—	—	20,561
Public sector	—	807	—	1,207	—	—
Other	2,484,993	95,841	119,510	1,015	40,086	15,340

Total	4,502,203	1,029,002	432,353	637,687	183,936	206,721

Total loans	6,876,897	1,740,493	776,350	768,824	373,065	207,409

	Year ended December 31, 2007
	Country
	Turkey	Bulgaria	Romania	Cyprus	Serbia	United Kingdom
	(EUR in thousands)
Consumer:
Residential mortgages	1,770,988	522,069	234,182	82,451	29,106	2,701
Credit card	1,487,885	95,859	7,672	5,507	19,143	—
Auto financing	244,516	29,436	30,348	6,435	9,171	13
Other consumer	520,038	554,198	415,533	45,328	215,298	336

Total	4,023,427	1,201,562	687,735	139,721	272,718	3,050

Commercial:
Industry and mining	469,292	236,749	208,863	94,498	41,012	11,656
Small-scale industry	1,146,555	318,033	17,185	—	35,964	—
Trade	252,884	439,952	260,348	265,120	97,823	8,737
Construction	482,043	390,989	161,391	117,664	17,538	174,507
Tourism	220,738	100,648	13,108	37,945	3,447	—
Shipping and transportation	238,234	58,257	16,296	15,406	12,888	—
Mortgages	65	—	36,009	—	—	31,629
Public sector	—	421	—	—	—	—
Other	3,478,846	249,891	227,206	109,182	128,653	275,767

Total	6,288,657	1,794,940	940,406	639,815	337,325	502,296

Total loans	10,312,084	2,996,502	1,628,141	779,536	610,043	505,346

	Year ended December 31, 2008
	Country
	Turkey	Bulgaria	Romania	Serbia	United Kingdom
	(EUR in thousands)
Consumer:
Residential mortgages	1,917,339	688,539	457,251	72,455	35
Credit card	1,624,951	141,191	5,528	27,446	—
Auto financing	208,460	41,649	25,960	6,959	—
Other consumer	699,647	719,686	540,938	180,249	114

Total	4,450,397	1,591,065	1,029,677	287,109	149

Commercial:
Industry and mining	1,134,493	341,665	223,642	72,291	10,538
Small-scale industry	1,327,168	400,306	32,686	35,212	—
Trade	657,282	615,789	397,978	122,701	29,249
Construction	440,083	622,917	455,855	55,803	77,211
Tourism	229,282	104,989	22,599	3,358	42
Shipping and transportation	239,443	160,370	64,460	22,788	1
Mortgages	1,141,436	—	51,605	—	26,451
Public sector	—	737	—	—	—
Other	657,600	376,124	151,935	186,259	316,432

Total	5,826,787	2,622,897	1,400,760	498,412	459,924

Total loans	10,277,184	4,213,962	2,430,437	785,521	460,073

Credit Quality and Risk Management

Credit Quality

Risk Management—Loan Approval Process

        The discussion below relates to the Bank and our banking subsidiaries, Finansbank, United Bulgarian Bank, Banca Romaneasca, Vojvodjanska, Stopanska Banka, NBG Cyprus and SABA.

National Bank of Greece

  Corporate Banking

        The Bank has established a centralized credit approval process, which is governed by the Credit Policy for the Corporate Banking Portfolio (the "Credit Policy"). The Corporate Banking Portfolio includes all corporate customers managed by Corporate Banking. The Credit Policy addresses core credit policies and procedures for identifying, measuring, approving and reporting credit risk. To this end, it includes a set of rules related to the extensions of credit and the granting of approval authority.

        Credit extensions are based on credit proposals prepared by Corporate Banking and submitted for approval as appropriate. The approval level primarily depends on the total amount of proposed facilities, tenor, the classification of the obligor and the sector. All credit extensions are subject to the approval of authorized Credit Division members or the Group Chief Risk Officer.

        There are 11 levels of credit approval authority as follows:

  •
  Level 1:  For credit facilities over €500 million, as well as for credit facilities over €200 million for customers of the Bank's subsidiaries outside of Greece, approval authority is granted to the Bank's Executive Committee, the members of which are appointed by the Board of Directors.

  •
  Level 2:  For credit facilities over €100 million and up to €500 million, approval authority is granted to the Bank's Credit Committee—"Level B". The members of this committee are the Executive General Manager of Corporate and Investment Banking, the Group Chief Risk Officer, and the members of the Credit Committee—"Level A".

  •
  Level 3:  For credit facilities over €20 million and up to €100 million, the approval authority is granted to the Bank's Credit Committee—"Level A". Members of this Committee are the General Manager of Corporate Banking, Corporate Banking Managers and the Credit Division Manager.

  •
  Level 4:  For credit facilities over €12 million and up to €20 million, the approval authority is granted to the General Manager of Corporate Banking and the Credit Division Manager.

  •
  Levels 5-11:  For credit facilities up to €12 million, the approval authority is granted to a combination of Corporate Banking and Credit Division officers.

  Retail Banking

        The Bank offers a full range of retail credit products ranging from credit cards to SME financing. Retail Banking is organized into four sub-divisions: Mortgage Lending, Consumer Banking, Credit Cards and Small Business Lending. Although each sub-division maintains credit approval authorities, the credit approval process is ultimately governed by the Group Retail Credit Risk Division, which serves as the Retail Credit Policy custodian. It operates under the supervision of the Group Chief Risk Officer and takes active part in the credit approval process, its approval being indispensable for exposures above certain levels.

        Credit policies are communicated throughout the Bank by means of credit manuals and circulars, supplemented by bulletins and local directives on particular issues. The Bank has developed and implemented a credit manual for each of the retail portfolios described below that is periodically revised.

        The credit-granting processes and procedures are centralized. The rationale behind this organizational structure is to ensure the correct application of credit policy, to efficiently channel the applications through the business pipeline, while ensuring accuracy and consistency; and to effectively monitor the client information input process.

        The development of portfolio models also allows our Group Risk Management Division to calculate, evaluate and monitor expected and unexpected losses for all portfolio asset classes and segments. For more information on the Group Risk Management Division, see Item 5.B, "Liquidity & Capital Resources—Risk Management Governance—Group Risk Management Division".

  Mortgage Loans

        A large proportion of our mortgage portfolio, approximately 42% in accounts and 26% in balances, is either guaranteed or subsidized by the Hellenic Republic, improving the overall risk profile of the Bank.

        All mortgage applications are rated using a bespoke application scorecard. The application scorecard takes into account the applicant's demographics, income, employment, credit history and relationship with the Bank. The applicant's payment-to-income ratio as well as the value of collateral is also taken into account. The applicant needs to score above a certain threshold in order for his application to be approved.

        The maximum loan amount usually does not exceed 75% of the asset's market value, but this may infrequently reach up to 85% according to various factors and specific circumstances including, among other variables, the applicant's credit profile, type of ownership, location of the asset and type of the financed property.

        The underwriting process is centralized under Mortgage Lending. Centralized underwriting ensures segregation of duties and uniform enforcement of underwriting standards. The loan security is typically in the form of a mortgage pre-notation on a property for 120% of the loan amount. Pre-notation is easily converted into a full mortgage following a non-appealable court order or decision, which may be obtained at the request of the Bank in the event of default.

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

  Consumer Loans—Credit Cards

        For personal loans and credit cards, the credit approval process is carried out through the use of bespoke credit scorecards, developed on the basis of historical data. These are used for the review of applications to ensure effective and accurate decision-making. Sophisticated statistical methods are subsequently implemented to determine pricing and risk/return ratios.

        The Group Risk Management Division produces, among other reports, ageing analyses by period of disbursement, issuing channel, and product type for various delinquency definitions. Exposures are pooled by application score and delinquency bucket to produce estimates of default probabilities. Consumer loans are generally not collateralized, with the exception of car loans.

  Lending to SMEs

        The SME Division has created small business credit centers in Athens, Thessaloniki and Patras in order to standardize lending criteria. These credit centers handle all of the Bank's credit applications, whether from entrepreneurs or SMEs.

        The credit centers are staffed by lending teams under the supervision of a team leader. Credit underwriters use a decision support model to assist in their credit decisions when reviewing and making credit decisions on applications forwarded by branches. An internal rating model has recently been developed for the credit evaluation of loan requests. This model is expected to further improve the quality of decisions and reduce the time required for the credit granting process.

        There are four credit approval authority levels applicable to SME lending. However, SME credit exposures above €5.0 million and up to €7.5 million must also be approved by the Group Retail Credit Manager and SME credit exposures in excess of €7.5 million have to be approved also by the Group Credit Risk Officer.

  Finansbank

        Finansbank follows credit procedures similar to those used by the Bank, from approval to remedial management, follow-up and implementation. The Credit Department approves loans within the framework of its policy and ensures the collectability of the loan through receipt of a proper security.

        Finansbank's Board of Directors has the right to grant loans within the limits set by Turkish Banking Law and may assign its credit-granting authority to the Credit Committee and Finansbank head office up to 10% and 1% of capital, respectively. The head office may use this credit-granting authority in its units, regional offices and branches. Finansbank's head office and regions are currently empowered to approve exposures up to TRY 30 million.

        Loans between TRY 30 million and TRY 300 million are approved by the Credit Committee, which consists of the Vice-chairman and one other member of the Finansbank Board of Directors and the General Manager of Finansbank.

        Extensions of credit in excess of TRY 300 million are approved by the Board of Directors.

  United Bulgarian Bank

        UBB has implemented an eight-tiered credit approval system based on the size of the aggregate exposure of the borrower:

  1.
  Tier 1: for loan facilities exceeding €80 million (for loans in Bulgarian leva) or BGN 160 million (for loans in euro) or 10% of UBB's own funds, up to the statutory maximum of 25% of UBB's own funds. These are submitted to the UBB Board of Directors for approval. The approval must be unanimous if the amount exceeds 15% of UBB's own funds.

  2.
  Tier 2: for loan facilities up to the equivalent of the lower of €80 million or BGN 160 million or 10% of UBB's own funds. These facilities require the approval of UBB's Executive Credit Committee, which consists of local members of UBB and the Head of the Group International Credit Division.

  3.
  Tier 3: for exposures up to a maximum of €10 million or BGN 20 million. The UBB Credit Committee must approve. The Credit Committee consists of the Executive Directors of UBB, the Head of Corporate Banking and the Head of Risk Management.

  4.
  Tier 4: for exposures up to a maximum of €2.5 million or its equivalent in Bulgarian leva. These exposures must be approved by the Intermediate Credit Committee.

  5.
  Tier 5: for exposures not exceeding €0.5 million or its equivalent in Bulgarian leva. These exposures require the approval of a department director, loan approval manager and team manager, and a risk management officer.

  6.
  Tiers 6-8: for the approval of credits of values lower than €250,000, €150,000 and €50,000, respectively, or their equivalents in Bulgarian leva. These facilities are submitted for approval to approval bodies that include a member of Risk Management.

  Banca Romaneasca

        Banca Romaneasca has adopted a multi-tiered credit approval system for lending, depending on the total aggregate exposure of a client or a group of connected clients.

        Banca Romaneasca's Executive Corporate Credit Committee or Board of Directors approves loans of any kind, letters of credit and other loan operations exceeding €7 million for corporate exposures, up to the legal lending limit of 10% of Banca Romaneasca's own funds per client or group of connected clients.

        Unsecured retail loans are approved based on the gross exposure per applicant by the Retail Credit Center for loans up to €10,000. For loans above €10,000, the approval is given by the Head of the Retail Division and the Manager of the Credit Risk Department.

        Secured consumer loans and mortgage loans are approved based on the net exposure of a client or a group of connected clients as follows:

  •
  up to €75,000, the approval competence is within Retail Credit Center;

  •
  between €75,001 and up to €150,000, the approval is given by the Head of Retail Division and the Manager of Credit Risk Department;

  •
  above €150,000 and up to €200,000, the approval is at the level of the Head of Risk Division and the Executive Director for Retail and Branch Network;

  •
  retail loans related to exposure of a client or a group of connected clients between €200,001 and up to €7 million are approved by the Head Office Credit Committee; and

  •
  retail loans related to exposures of a client or a group of connected clients exceeding €7 million up to the legal lending limit are approved by Banca Romaneasca's Board of Directors.

  Vojvodjanska

        Vojvodjanska follows an eight-tiered credit approval system for all loans approved since February 6, 2008. All credit approvals, as well as any other decisions that involve credit risk (with the exception of tier 7 and tier 8 credit committees) require the approval of an authorized person from Risk Management at the Bank or Group level.

        Vojvodjanska's Executive Board approves credit exposures up to €35 million. For credit exposures up to €5 million, credit approvals can be granted unanimously and only with the approval of the Country Risk Manager. All approvals for cross-border financing must be notified quarterly to the Group Credit Division. The Executive Board has the authority to approve credit exposures of a tenor up to 10 years, to approve, for groups under its responsibility, discounts on the approved table of commissions/fees up to 90% and, for non-performing loans, forgiveness of up to 40% of the claim (principal, plus expenses, accrued and non-accrued interest), settlements/reschedulings with a tenor of up to 10 years and decrease of the applicable interest for settlements/reschedulings up to 100%. For credit exposures in the range of €5 million to €35 million, credit approvals can be granted unanimously and only with the approval of the Group Credit Division representative.

        The Board of Directors approves credit exposures beyond the limits of the other decision-making bodies and up to the maximum amount per group permitted by the regulations in the Republic of Serbia, provided that the Group International Credit Committee has previously approved any proposed exposure over the amount of €35 million. The Board of Directors also has the authority to approve:

  •
  exposures to political parties, legal entities affiliated to the Bank and mass media; and

  •
  discounts on the approved table of commissions/fees up to 100%.

  Stopanska Banka

        Stopanska Banka has adopted a four-tiered credit approval system for lending to companies, depending on the size of the loan. The Micro Credit Committee approves loans for which the cumulative exposure of Stopanska Banka to a single client does not exceed €75,000. The Credit Committee approves loans for which the cumulative exposure of Stopanska Banka to a single client is between €75,001 and €3 million. The Executive Corporate Credit Committee must approve any credit exposure to a single subject in the amount of €3 million or more up to €25 million. All financing that exceeds 10% of Stopanska Banka's own funds are approved by Stopanska Banka's Supervisory Board.

  NBG Cyprus

        NBG Cyprus follows a nine-tiered credit approval system, with commercial loans exceeding €4 million requiring the approval of the Managing Director and the members of the Executive Credit Committee of the Bank.

  The South African Bank of Athens

        The loan approval process at SABA takes place in the Credit Risk Department located at SABA's head office. Branch managers have the authority to grant asset-based finance loans, at a rate not below the prime rate in effect, for motor vehicles, up to five years old, of up to ZAR 250 thousand (approximately €20 thousand) and cash-backed loans of up to ZAR 500 thousand (approximately €39 thousand), which require either pledged cash investments or pledged investment policies as collateral.

Risk Management—Credit Review Policies

        The Group has implemented systematic control and monitoring of credit risk whereby the Bank and each of its subsidiaries conduct the credit risk process separately. The Group Risk Management Division coordinates each of the credit risk procedures established by Group subsidiaries. For more information on the Group Risk Management Division, see Item 5.B, "Liquidity & Capital Resources—Risk Management Governance—Group Risk Management Division".

  National Bank of Greece

  Credit Proposal Standards

        The Credit Policy determines the contents of credit proposals for the Corporate Banking Portfolio, which are conducted at least annually depending on the classification of the obligor and at the decision of the Credit Committee. Each credit proposal includes, among other items, the purpose and amounts of the facilities proposed, their main terms and conditions, key risks and mitigants, the risk rating and classification status of the obligor and business, financial and industry reviews and analyses.

  Obligor Risk Ratings and Limits

        According to the Credit Policy, all obligors of the Corporate Banking Portfolio are rated on a 22-grade scale using calibrated and validated rating systems with each grade corresponding to a probability of default.

        The Bank uses a number of obligor rating systems, assigning a borrower rating to each Corporate Banking Portfolio customer. This rating is based on quantitative and qualitative criteria. Additionally, each of the Bank's and its subsidiaries' rating systems consider the borrower's industry risk and its relative position within its peer group. As the Group gradually complies with Basel II Internal Ratings Based methods, corporate borrower ratings are mapped to probabilities of default in order to estimate specific expected loss per obligor.

        The Bank manages its corporate credit granting function, controls credit exposures and ensures regulatory compliance with a set of obligor, industry and large exposure limits. The assignment of obligor limits is directly related to the obligor risk rating.

  Remedial Management

        The Bank has established and implemented an obligor classification system in order to facilitate early recognition of problems in various credit relationships and proactively take remedial action. The classification process is the responsibility of the Credit Division. There are five classification categories: current, watch list, sub-standard, doubtful and loss. The obligor classification also determines the frequency of the credit reviews and the level of credit approval authority.

        The Work-out Division is responsible for monitoring and collecting past due amounts for corporate portfolios,, ensuring proactive remedial management and reducing costs.

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

        The Retail Banking Collection Division holds responsibility for monitoring and collecting past due amounts for all retail portfolios and focuses on reducing delinquency rates, facilitating early awareness of defaulted loans, ensuring proactive remedial management and reducing costs to maximize overall profitability.

  Finansbank

        Responsibility for loan monitoring lies primarily with Finansbank branches and secondarily with the Units of District Offices, the Directorate General Loans Department and Loans Tracking Unit of Finansbank. These units collectively ensure adherence to loan covenants, timely identification of existing and potential problematic loans, determination of the remedial measures of existing and potential non-performing loans, implementation of such measures and reporting to management on the quality and structure of the loan portfolio.

        Credit risk is monitored by the Finansbank Risk Management Committee and the Credit Department. The Credit Policy Manual is followed as pertains to its guidelines, which cover credit authorization activities, concentration limits, credit monitoring activities and credit risk rating and scoring. In order to evaluate retail and non-retail loan portfolios, a Retail Risk Committee and a Corporate Risk Committee meet monthly to determine principles and policies regarding their respective portfolios.

        Rating systems and scorecards are in place to assist with risk management for the credit portfolio. These models are reviewed and validated by an independent unit within risk management.

        Finansbank's overall loan portfolio is monitored by its Credit Risk Management Unit, and concentration limits are applied to the loan portfolio to maintain credit quality at the pre-agreed level. Limit categories exist for single borrowers, groups of connected borrowers, industries, internal ratings, top 50 customers' exposures and top 20 groups' exposures. Risk management reports present a full review of the credit portfolio from various aspects and enable monitoring of the limits, and are submitted to the Board of Directors on a monthly basis.

  United Bulgarian Bank

        Outstanding business loans and exposures to large corporations are reviewed monthly by the responsible credit officers and by the UBB Credit Portfolio Review Committee, which is responsible for reviewing general categories of risk and implementing risk guidelines. Loans to SMEs are reviewed on a monthly basis. All loans are reclassified monthly according to a risk assessment based on a four-point risk-rating system. The review is focused on the largest and most recently granted loans and a random sample of other loans. Interim reviews are undertaken during semi-annual audit reviews. UBB Credit Portfolio Review Committee submits to the Credit Committee monthly reports related to the quality status of loans. At least once a year, UBB executive management presents a full report on the quality of the UBB loan portfolio to the UBB Board of Directors.

        UBB is in the process of implementing new internal rules relating to the evaluation of credit risk exposures, pursuant to which the functions of the Credit Portfolio Review Committee will be allocated among the Risk Management Committee, the Financial Control Division and the Risk Management Department. Credit exposures will be classified in accordance with National Bank of Bulgaria regulations.

  Banca Romaneasca

        Banca Romaneasca applies a five-point risk rating system. The risk rating assigned to a loan is determined by three factors: initiation of legal proceedings, financial performance and debt service. The initiation of legal proceedings against a debtor results in the highest risk rating. A debtor's financial performance is measured by a combination of quantitative and qualitative criteria, such as the debtor's quantitative financial performance as well as his or her general background. Banca Romaneasca evaluates these factors and, after receiving a client's annual and semi-annual financial statements, determines the risk rating on a semi-annual basis.

  Vojvodjanska

        Loans, other placements, guarantees and other off-balance sheet exposures are classified into five categories in accordance with the requirements of the regulations adopted by the National Bank of Serbia. Loans are classified based on an evaluation of their collectability, the number of days in arrears and the general financial background of the counterparty. In accordance with the new credit review framework, expected to be implemented in 2009, the Risk Management Division will prepare and distribute quarterly reports based on which corporate obligors will be classified. Interim reviews and presentations of key portfolio quality data will be conducted according to the regular audit schedule. Reporting on the credit quality related issues takes place at sessions of the Risk Management Committee, which takes place at least four times a year.

  Stopanska Banka

        Stopanska Banka applies a six-point risk rating system for classifying loans, based on the length of time a loan has been in arrears, a collateral coverage ratio and the quality and marketability of collateral. Allowances for loan losses are based on specified allowance coefficients which vary in proportion to the risk attributable to each one of the six loan categories.

  NBG Cyprus

        NBG Cyprus has adopted the Bank's risk rating system. A special Credit Provisions Committee presents a report annually to NBG Cyprus' Executive Credit Committee on the quality of NBG Cyprus' credit portfolio.

  The South African Bank of Athens

        SABA focuses on working capital facilities and asset-based finance for SMEs. Facilities are reviewed on an annual basis in light of the most recent financial statements for clients.

Allowance for Loan Losses—Methodology

        We maintain an allowance for loan losses sufficient to absorb probable estimated losses inherent in the loan portfolio. The balance of the allowance for loan losses is regularly assessed by those members of the Group's management who are responsible for the respective loan types, subject to the approval of the Group's senior management. Guidelines have been established for the assessment process and are continuously monitored and improved.

        The allowance for loan losses incorporates the measurement methods, income recognition and disclosures as provided for in the following accounting pronouncements:

  •
  Statement of Financial Accounting Standards ("SFAS") No. 5, Accounting for Contingencies;

  •
  SFAS No. 114, Accounting by Creditors for Impairment of a Loan; and

  •
  SFAS No. 118, Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosure.

        Specifically, our methodology has five primary components described below:

  •
  Specific allowances.  Specific allowances are recorded for certain impaired loans that are considered to be individually significant. These allowances are recorded after an analysis of the particular customer is performed which takes into consideration the loan balance, payment history, cash flow analysis, collateral value and other factors. Loss is measured as the difference between the loan's carrying amount and the present value of estimated future cash flows expected to be received, or, for loans that are solely dependent on the collateral for repayment, the estimated fair value of the collateral.

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

  •
  Homogeneous analysis.  Our consumer loan portfolio is pooled by portfolio segment (residential mortgages, installment loans, credit cards, etc.) and the losses inherent in each portfolio segment are estimated and recorded as loan loss allowances based primarily on historical loss rates applied to current loan balances. Our models are regularly updated in order to capture any change affecting the behavior of our portfolio segments. Loss given default and probability of default calculated by risk management reflect current environment. Moreover, the advanced

    Basel II IRB methodology for the calculation of the loss given default and probability of default for the mortgage portfolio has been approved by the Bank of Greece.

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

        As a result of the improvement of our methodology for calculating loan loss allowances by increasingly incorporating recent loan experience as well as geographical and industry segment concentrations, unallocated provisions are now included in the coefficient and homogenous components.

        The allowance for credit losses is based upon estimates of probable losses inherent in the loan portfolio. The amount actually observed for these losses can vary significantly from the estimated amounts, but we expect that the consistent application of our methodology described above will reduce such variances. To ensure this is the case, we evaluate our loans and the methodologies applied thereto, including loss estimation percentages, on a regular basis based on management's judgment of the changing dynamics within the portfolio. For instance, our coefficient analysis incorporates loss and delinquency data for the most recent three-year period, and our analysis of homogeneous loans incorporates loss and delinquency data for the most recent two-year period. See Item 4.E, "Selected Statistical Data—Credit Quality—Risk Management—Credit Review Policies".

        The following table sets forth the loan loss allowances by methodology for the last five years to which the methodology was applied to respective loan balances.

	Year ended December 31,
	2004	2005	2006	2007	2008
	(EUR in thousands)
Specific allowances	438,439	476,127	443,673	392,696	344,255
Coefficient analysis	112,182	50,808	67,938	75,201	71,378
Homogeneous analysis	300,900	280,800	356,603	304,538	422,536
Foreign loans	186,958	231,210	318,439	353,344	394,457
Unallocated	61,079	53,600	38,104	7,173	—

Total loan loss allowance from continuing operations	1,099,558	1,092,545	1,224,757	1,132,952	1,232,626
Total loan loss allowance from discontinued operations	15,654	13,148	—	—	—

Total loan loss allowance	1,115,212	1,105,693	1,224,757	1,132,952	1,232,626

        The decrease in specific allowances reflects the increased write-offs either fully or partially of corporate loans in 2008. The increase in homogeneous allowances reflects the increase of our retail portfolio non-performing loans. There is no unallocated provision in 2008 as a result of the improvement of our methodologies for calculating loan loss allowances.

        The following table illustrates the activity in the loan loss allowance balance over the previous five years:

	Year ended December 31,
	2004	2005	2006	2007	2008
	(EUR in thousands)
Domestic:
Balance at beginning of year	816,676	898,221	861,335	906,318	779,608
Add: Allowances for probable loan losses from continuing operations	142,762	190,645	235,263	119,379	249,033
Write-offs	(61,159)	(234,818)	(195,083)	(259,200)	(205,716)
Recoveries	—	7,058	4,787	13,120	15,230

Less: Net write-offs	(61,159)	(227,760)	(190,296)	(246,080)	(190,486)
Exchange differences and other variations	(58)	229	16	(9)	14

Domestic balance at end of year	898,221	861,335	906,318	779,608	838,169

Foreign:
Balance at beginning of year	230,817	216,991	231,210	318,439	353,344
Less: Amounts attributable to discontinued operations	—	(15,654)	—	—	—
Add: Allowance (upon acquisition) attributable to companies acquired during the year	—	—	133,227	6,582	—
Add: Allowances for probable loan losses from continuing operations	58,472	34,368	26,340	71,376	176,504
Add: Allowances for probable loan losses from discontinued operations	(1,393)	—	—	—	—
Write-offs	(69,272)	(11,063)	(82,255)	(82,372)	(116,524)
Recoveries	1,929	—	15,277	32,903	27,203

Less: Net write-offs	(67,343)	(11,063)	(66,978)	(49,469)	(89,321)
Exchange differences and other variations	(3,562)	6,568	(5,360)	6,416	(46,070)

Foreign balance at end of year	216,991	231,210	318,439	353,344	394,457

Total balance at end of year	1,115,212	1,092,545	1,224,757	1,132,952	1,232,626

        Key ratios related to the activity in our loan loss allowance for the previous five years to which our loan loss methodology was applied are as follows:

	Year ended December 31,
	2004	2005	2006	2007	2008
	(%)
Allowance for loan losses as a percent of total loans	4.1	3.6	2.8	2.0	1.7
Recoveries of loans to loans written-off in the previous year	1.9	5.4	8.1	16.6	12.4
Allowance for loan losses as a percent of non-performing loans	79.6	75.5	81.8	68.8	63.3

Non-Performing Loans, Allowance for Loan Losses, and Loan Loss Experience

Non-Accruing, Past Due and Restructured Loans

        The table below shows (1) all loans that are non-accruing, (2) all accruing loans which are contractually past due 90 days or more as to principal or interest payments and (3) loans which are not included in (1) or (2) which are troubled debt restructurings for each of the five years ended December 31, 2004, 2005, 2006, 2007 and 2008:

	Year ended December 31,
	2004	2005	2006	2007	2008
	(EUR in thousands)
Domestic loans:
Accruing loans:
Past due 90 days—180 days	66,270	152,488	235,697	266,625	391,230
Past due 180 days—365 days	231,211	165,392	165,178	177,867	46,106

Total accruing loans	297,481	317,880	400,875	444,492	437,336
Non-accruing loans:
Past due 90 days—180 days	8,516	35,772	29,885	73,736	222,735
Past due 180 days—365 days	18,786	273,571	244,865	318,441	512,216
Past due 365 days or more	1,055,352	781,687	821,034	774,384	895,889

Total non-accruing loans	1,082,654	1,091,030	1,095,784	1,166,561	1,630,840

Foreign loans:
Non-accruing loans:
Past due 90 days—180 days	163,535	189,949	62,309	151,811	267,960
Past due 180 days—365 days	23,727	50,854	81,782	114,874	155,475
Past due 365 days or more	130,890	115,524	266,484	213,845	257,587

Total non-accruing loans	318,152	356,327	410,575	480,530	681,022

        "Troubled debt restructurings" not included in the above table amount to €4 million and € 40.5 million in 2007 and 2008 respectively. Included in domestic non-accruing loans in 2008, are corporate loans in non-accruing status which have not yet been transferred to non-performing loans. This results from the application of Law 3601/2007 which requires loans to be placed in a non-accruing status when in delay for more than 90 days.

        The following table sets forth the amount of loans of the Group which were non-performing, as determined by the banks in the Group, as at December 31, 2004, 2005, 2006, 2007 and 2008:

	Year ended December 31,
	2004	2005	2006	2007	2008
	(EUR in thousands)
Group customer loans (gross amount)	27,175,405	30,674,173	43,756,843	55,560,492	70,467,044
Domestic non-performing loans	1,082,654	1,091,030	1,095,784	1,166,561	1,266,012
Foreign non-performing loans	318,152	356,327	401,273	480,530	681,022

Total non-performing loans	1,400,806	1,447,357	1,497,057	1,647,091	1,947,034

Treatment of Non-Performing Loans in Greek Banking Operations

        Non-performing loans are defined generally as those loans where principal or interest is more than 180 days in arrears, except for consumer loans for which 150 days is the applicable period and credit card loans for which 120 days is the applicable period. Loans may be classified as non-performing earlier if deemed in default.

        The total value of non-performing loans for the Group was €1,947.0 million at December 31, 2008. This corresponds to 2.8% of the Group's loans outstanding at the same date. Of the Group's non-performing loans, €1,306.7 million or 67.1% were held by the Bank. This amount represented 2.4% of the Bank's loan portfolio.

        When an account is classified as non-performing, the Bank immediately initiates all required actions (both business and legal) to recover or settle the outstanding balance. The Bank has dedicated departments responsible for the collection of non-performing loans in coordination with Corporate banking and Retail banking central non-performing loan divisions.

        In addition, the Bank may proceed with the restructuring of certain non-performing loans. The terms on which non-performing loans are restructured vary depending upon several factors, including how long the loan has been classified as non-performing and the value of the underlying collateral. Restructuring terms generally involve a discount to the total amount of unpaid interest and a revised repayment schedule. Non-performing loans that have been restructured remain classified as non-performing loans for at least one year following the restructuring day. If the borrower is consistent with the restructuring terms, the Bank will refrain from pursuing further legal action.

        The Bank's non-performing loans, including those that have been restructured, are monitored by the credit staff at the Bank's Specialized Divisions, certain regional branches and specialized branches which handle only non-performing loans. The prospects of recovery and the estimated losses are frequently reviewed. See Item 4.E, "Selected Statistical Data—Credit Quality—Risk Management—Credit Review Policies".

        The Bank establishes provisions and performs write-offs in accordance with its approved policies and procedures.

Treatment of Non-Performing Loans in Turkish and International Operations

        Turkish and International entities generally classify loans as non-performing if they are in arrears (principal and/or interest) for more than 90 days whereas mortgage loans are classified as non-performing after 180 days. Loans may be classified as non-performing earlier if deemed in default. Entities charge penalties on overdue interest in accordance with the terms of the relevant loan agreement. When overdue amounts are fully repaid, companies renew their balance sheet accruals.

        Remedial management procedures are employed for any loan falling under the non-performing loan category. Under the remedial procedures, the usual action performed in order to recover the amounts due is to enforce or execute the collaterals through court orders. See Item 4.E, "Selected Statistical Data—Credit Quality—Risk Management—Credit Review Policies".

        International entities have their own non-performing loan division in charge of collecting non-performing loans. The practice of outsourcing the collection of some consumer loans also is followed in some cases.

        When a company is assessed to have only temporary financial problems but has potential for successful operations in the near future, it reschedules or restructures its non-performing loans. The restructuring depends on the assessment of the potential of the client for regular payment of loans in the future and the existing or additional collateral that the client is ready to offer. Restructured loans remain classified in the same risk category for a period of approximately six months after rescheduling. After that period the rescheduled loans can be gradually upgraded to a higher category only if the client consistently meets its obligations.

        During 2007 and 2008, the Group wrote off €341.6 million and €322.2 million, respectively, in non-performing loans from its continuing operations and made new provisions net of recoveries of €190.8 million and €425.5 million, respectively, with regards to the loan portfolio. The table below shows allowances for loan losses for the Group by loan category for each of the years ended December 31, 2004, 2005, 2006, 2007 and 2008.

	2004		2005		2006		2007		2008
	Amount	%(1)	Amount	%(1)	Amount	%(1)	Amount	%(1)	Amount	%(1)
	(EUR in thousands, except percentages)
Greek residents:
Consumer
Residential mortgages	123,300	31.6	82,200	36.2	171,071	30.4	118,190	28.1	105,208	25.1
Credit card	113,500	5.2	111,100	4.8	77,044	3.4	77,582	2.8	79,086	2.4
Auto financing	—	1.3	—	1.1	—	0.6	—	0.3	—	0.4
Other consumer	64,100	6.8	87,500	7.3	108,489	6.7	96,090	7.0	156,626	6.5

Total	300,900	44.9	280,800	49.4	356,604	41.1	291,862	38.2	340,920	34.4

Commercial
Industry and mining	174,223	10.6	186,622	8.1	171,303	6.0	145,146	5.7	167,180	4.8
Small-scale industry	53,618	3.0	57,414	2.8	57,237	2.4	47,565	2.4	61,319	2.6
Trade	144,150	10.8	137,984	10.4	142,016	9.3	148,748	9.1	169,855	10.3
Construction	35,073	1.6	34,472	1.4	36,033	1.3	46,135	1.3	51,155	1.7
Tourism	55,678	1.0	24,944	0.9	22,212	0.6	11,111	0.3	11,824	0.4
Shipping and transportation	29,658	3.2	25,683	3.0	25,122	2.4	18,372	2.2	11,683	2.7
Mortgages	—	1.0	—	1.3	—	1.2	—	1.2	—	1.2
Public sector	—	3.9	—	4.8	—	3.3	—	3.3	—	11.4
Other	58,221	4.5	59,816	5.4	57,687	5.7	63,496	3.4	24,233	0.9

Total	550,621	39.6	526,935	38.1	511,610	32.2	480,573	28.9	497,249	36.0

Total Greek residents loans	851,521	84.5	807,735	87.5	868,214	73.3	772,435	67.1	838,169	70.4

Foreign:
Consumer
Residential mortgages	1,581	1.3	3,488	1.2	3,457	3.6	5,222	5.1	6,742	4.9
Credit card	2,656	0.1	4,926	0.2	43,360	2.3	41,405	3.0	62,017	2.6
Auto financing	2,545	0.1	2,925	0.1	6,731	0.6	9,039	0.6	4,225	0.5
Other consumer	34,350	1.5	44,845	2.0	47,909	2.7	77,980	3.5	106,490	3.4

Total	41,132	3.0	56,184	3.5	101,457	9.2	133,646	12.2	179,474	11.4

Commercial
Industry and mining	52,838	5.0	53,942	1.4	42,531	1.9	51,911	2.3	93,946	3.2
Small-scale industry	4,238	0.6	1,609	0.6	5,083	2.0	4,744	2.7	8,593	2.5
Trade	55,312	2.7	68,366	2.2	79,160	2.2	72,269	2.6	65,507	3.2
Construction	7,147	1.3	10,416	1.3	13,231	2.0	14,217	2.6	14,710	2.5
Tourism	3,263	0.4	3,425	0.4	5,679	0.7	5,735	0.7	5,611	0.6
Shipping and transportation	33,011	1.2	30,348	1.3	11,757	1.5	2,707	0.8	4,565	0.8
Mortgages	331	0.6	374	0.2	324	0.3	417	0.2	436	1.8
Public sector	33	0.1	34	—	33	—	34	—	30	0.2
Other	5,307	0.6	6,512	1.6	59,184	6.9	67,664	8.8	21,585	3.4

Total	161,480	12.5	175,026	9.0	216,982	17.5	219,698	20.7	214,983	18.2

Total foreign loans	202,612	15.5	231,210	12.5	318,439	26.7	353,344	32.9	394,457	29.6

Unallocated	61,079	—	53,600	—	38,104	—	7,173	—	—	—

Total Allowance for loan losses	1,115,212	100.0	1,092,545	100.0	1,224,757	100.0	1,132,952	100.0	1,232,626	100.0

(1)
Percentages represent the balance of loans in the respective category as a percent of the total loan balance.

        An analysis of the Group's write-offs and recoveries for non-performing loans for the years ended 2004, 2005, 2006, 2007 and 2008 is presented in the following table:

	Year ended December 31,
	2004	% of total loans	2005	% of total loans	2006	% of total loans	2007	% of total loans	2008	% of total loans
	(EUR in thousands, except percentages)
Write-offs
Greek Residents:
Commercial and industrial	39,241	0.14	91,615	0.30	73,324	0.17	77,345	0.14	69,162	0.10
Real estate—construction	681	0.01	3,480	0.01	4,029	0.01	5,032	0.01	6,118	0.01
Real estate—mortgage	6,553	0.03	48,284	0.16	5,896	0.01	9,304	0.02	11,441	0.02
Installment loans to individuals	14,684	0.05	91,439	0.30	111,834	0.26	167,519	0.31	118,995	0.17

Total write-offs for loans to Greek residents	61,159	0.23	234,818	0.77	195,083	0.45	259,200	0.48	205,716	0.30

Foreign:
Commercial and industrial	62,571	0.23	1,858	0.01	45,432	0.11	27,926	0.05	56,543	0.08
Real estate—construction	404	—	3	—	476	—	804	—	1,029	—
Real estate—mortgage	32	—	233	—	187	—	669	—	32	—
Installment loans to individuals	6,265	0.01	8,969	0.03	36,160	0.09	52,973	0.10	58,920	0.09

Total write-offs for foreign loans	69,272	0.24	11,063	0.04	82,255	0.20	82,372	0.15	116,524	0.17

Total write-offs	130,431	0.47	245,881	0.81	277,338	0.65	341,572	0.63	322,240	0.47

Recoveries
Greek Residents:
Commercial and industrial	—	—	(3,551)	0.01	(2,000)	—	—	—	(340)	—
Real estate—mortgage	—	—	(3,507)	0.01	—	—	—	—	—	—
Installment loans to individuals	—	—	—	—	(2,787)	0.01	(13,120)	0.02	(14,890)	0.02

Total recovery on loans to Greek residents	—	—	(7,058)	0.02	(4,787)	0.01	(13,120)	0.02	(15,230)	0.02

Foreign:
Commercial and industrial	(1,843)	0.01	—	0.01	(5,738)	0.01	(3,953)	0.01	(9,099)	0.01
Real estate—construction	—	—	—	—	(186)	—	—	—	—	—
Real estate—mortgage	—	—	—	—	(14)	—	(323)	—	(126)	—
Installment loans to individuals	(86)	—	—	—	(9,339)	0.02	(28,627)	0.05	(17,978)	0.03

Total recovery on foreign loans	(1,929)	0.01	—	0.01	(15,277)	0.03	(32,903)	0.06	(27,203)	0.04

Total recoveries	(1,929)	0.01	(7,058)	0.03	(20,064)	0.04	(46,023)	0.08	(42,433)	0.06

Off-Balance Sheet Items

        See Item 5.E, "Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements".

Liabilities

Deposits

        The following table shows details of the Group's average deposits and average interest rates thereon, for the Group's continuing domestic and foreign operations, for each of the three years ended December 31, 2006, 2007 and 2008:

	Year ended December 31,
	2006		2007		2008
	Average Balance	Average rate (%)	Average balance	Average rate (%)	Average balance	Average rate (%)
	(EUR in thousands, except percentages)
Domestic Operations:
Deposits by Greek residents:
Demand deposits	4,918,498	0.58	5,051,264	0.76	4,683,028	1.04
Savings	24,901,609	0.81	24,331,260	0.98	22,684,666	0.97
Time deposits	9,606,192	3.59	13,545,800	4.36	21,661,596	3.95
Interbank	3,275,567	2.92	693,194	3.51	3,739,072	4.80
Other	405,373	1.62	296,623	3.03	448,896	3.11
Non-Greek residents or foreigners:
Demand deposits	188,521	0.28	143,584	0.71	22,019	2.50
Savings	20,064	0.81	19,171	0.98	18,701	0.96
Time deposits	406,965	3.60	138,519	7.57	204,438	4.00
Interbank	1,486,657	3.15	4,498,599	4.33	1,695,042	5.29
Other	—	—	—	—	26,940	0.92
Deposits in foreign banking offices:
Banks located in foreign countries	1,727,328	4.19	2,484,901	4.67	3,490,181	5.98
Other foreign demand deposits	1,061,918	1.47	1,958,022	0.63	1,936,091	0.67
Other foreign time and savings deposits	5,157,902	5.40	10,598,765	7.53	11,952,592	8.92

Total deposits	53,156,594	2.08	63,759,702	3.19	72,563,262	3.73

        The table below shows the amount outstanding of customer time certificates of deposit and other time deposits in amounts of US$100,000 or more of the Group's continuing operations by remaining maturity at December 31, 2008. Determinations of whether certain time deposits in currencies other than the U.S. dollar are in amounts of US$100,000 or more have been based on exchange rates at December 31, 2008.

Year ended December 31, 2008
(EUR in thousands)
Domestic Operations:(1)
Other time deposits of US$100,000 or more by time remaining until maturity:
3 months or less	22,167,080
Over 3 through 6 months	2,755,701
Over 6 through 12 months	3,015,860
Over 12 months	345,987

Total time certificates of deposit and other deposits in amount of US$100,000 or more	28,284,628

Foreign Operations:
Time certificates of deposit in amounts US$100,000 or more:
3 months or less	132
Over 3 through 6 months	—
Over 6 through 12 months	—
Over 12 months	302
Other time deposits of US$100,000 or more by time remaining until maturity:
3 months or less	4,861,136
Over 3 through 6 months	364,118
Over 6 through 12 months	145,541
Over 12 months	67,176

Total time certificates of deposit and other deposits in amount of US$100,000 or more	5,438,405

(1)
As at December 31, 2008 Domestic Operations did not have any time certificates of deposit in amounts of US$100,000 or more.

Short-term Borrowings

        The table below shows outstanding amounts of short-term borrowings of Group companies for each of the three years ended December 31, 2006, 2007 and 2008. Of the year-end balances 99% relate to borrowings of Finansbank, which includes the syndication loan obtained on December 12, 2008, amounting to US$470 million and issued in two currencies, €226 million and US$183 million, at an interest rate of monthly EURIBOR +100 bps and LIBOR plus 100 bps respectively. The loan matures on December 11, 2009.

	Year ended December 31,
	2006	2007	2008
	(EUR in thousands, except percentages)
End of period	295,243	473,666	537,315
Maximum month-end amount during the period	491,135	473,666	537,315
Average amount	125,890	471,852	334,664
Weighted average interest rate	15.49%	11.81%	9.54%

ITEM 4A   UNRESOLVED STAFF COMMENTS

        There are no unresolved written comments from the SEC regarding periodic Exchange Act reports received not less than 180 days before the end of the fiscal year ended December 31, 2008.

ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following review is based upon the selected financial data prepared in accordance with U.S. GAAP and should be read in conjunction with our U.S. GAAP Financial Statements and the notes explaining those financial statements included elsewhere in this Annual Report.

Overview

        We are the largest financial institution in Greece by market capitalization, holding a significant position in Greece's retail banking sector, with more than 10 million deposit accounts, more than one million lending accounts, 579 branches and 1,466 ATMs as at December 31, 2008. We provide a wide range of financial services, including retail (such as mortgage lending and consumer lending), commercial and investment banking services and asset management and insurance, through our network of branches and subsidiaries in Greece and abroad. Our domestic activities for the year ended December 31, 2008, accounted for 29.8% of our net income before taxes from continuing operations while our international activities accounted for the remaining 70.2%. Our principal sources of income historically have been interest earned on customer loans and debt securities and income from fees and commissions. We fund our lending activities and our securities portfolio principally through customer deposits in our branch network. As at December 31, 2008, our gross loans-to-deposits ratio was 87.5%.

        We hold leading positions in many financial services products in Greece. As at December 31, 2008, we had the largest market share of deposits and mortgage loans in Greece, with 31.0% in core deposits and 23.8% in mortgage lending, respectively, according to our internal analysis of published information of the Bank of Greece and other Greek banks. Moreover, we were first in life and non-life insurance with market shares of 21.2% and 13.4%, respectively, according to data published by the Greek Private Insurance Supervisory Committee. We are also strongly positioned in consumer and credit card lending, where we are second with a market share of 17.8% as at December 31, 2008 and first in fund management with a market share of 26.6% as at the same date. We believe that our leadership in financial services in Greece provides a strong platform upon which we will be able to successfully and prudently grow our business.

        Outside Greece, the Group is active in eleven countries: Turkey, Bulgaria, Romania, Serbia, Albania, the Former Yugoslav Republic of Macedonia ("FYROM"), Cyprus, South Africa, Egypt, Malta and the United Kingdom, represented by 1,229 branches that employ approximately 57.4% of our total workforce. For the year ended December 31, 2008, International Operations' contribution to the Group's net income was €325.3 million, while Turkey's contribution to the Group's net income was €346.6 million.

Key Factors Affecting Our Results of Operations

Recent Market and Regulatory Developments

        Since September 2007, the global financial system has experienced difficult credit and liquidity conditions and disruptions leading to a lack of liquidity, greater volatility and general widening of credit spreads. In September 2008, global financial markets deteriorated sharply following the bankruptcy filing by Lehman Brothers. In the days that followed, it became apparent that a number of other major financial institutions, including some of the largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, were experiencing significant difficulties. As a result of the increasingly turbulent conditions in the global financial markets in the second half of 2008, there has been a significant deterioration in the interbank and term funding markets as well as a material reduction in the availability of longer-term funding. In addition, the world's largest developed economies are widely considered to be in the midst of, or about to enter, economic recessions.

        In an attempt to stabilize the financial system, US and European governments (including Greece) have intervened in the global financial markets on an unprecedented scale. Despite these interventions, global investor confidence remains low and credit remains relatively scarce. On November 25, 2008, the Greek parliament approved a €28 billion plan for the support of the liquidity of the Greek Economy with the main goal of strengthening Greek banks' capital and liquidity position. The plan is comprised of three tranches, consisting of up to €5 billion in non-dilutive capital designed to increase Tier I ratios of participating banks; up to €15 billion in guarantees for short-term borrowings of participating banks; and up to €8 billion in short-term debt instruments issued to the participating banks by the Public Debt Management Agency. Participating banks are expected to use the proceeds from the guarantee and liquidity facilities to provide mortgage and SME lending in Greece, directing guarantee facility proceeds toward corporate borrowers of significant importance to Greece's development.

        Although we believe we have adequate liquidity and sound capital ratios, we have agreed to participate in the Hellenic Republic bank support plan along with other major Greek banks, and we have participated in two of the three pillars of the plan as of the date of this Annual Report an issuance of preference shares to the Hellenic Republic and an issuance of floating rate notes guaranteed by the Hellenic Republic. Our principal reasons for participating are:

  •
  to maintain existing and secure new liquidity facilities given the current state of the interbank lending markets and the closure of senior debt and securitization markets;

  •
  to continue to expand domestic credit in Greece as part of a coordinated effort to maintain liquidity in the Greek economy;

  •
  to increase our Tier I capital and further strengthen our capital position; and

  •
  to remain competitive with respect to costs of credit with our domestic and other European competitors, who participate in other European liquidity support plans.

        Financings relating to our participation in the Hellenic Republic bank support plan are discussed in Item 5.B, "Liquidity & Capital Resources—Recent Financings-Financings Under the Hellenic Republic Bank Support Plan".

Acquisition of Finansbank

        On August 18, 2006, we began our largest international acquisition to date when we acquired our initial stake in Finansbank, a commercial and retail bank in Turkey which is 94.79%-owned by us as at December 31, 2008. For details, please see Item 4.A, "History and Development of the Company—Acquisitions, Capital Expenditures and Divestitures".

Non-Performing Loans

        Our level of non-performing loans declined from 3.0% of our total customer loans portfolio at December 31, 2007 to 2.8% at December 31, 2008, but have subsequently increased. We have made the necessary provisions for all non-performing loans as at December 31, 2008, as appropriate in accordance with our provisioning policy, and taking into account any collateral with respect to such loans. We also have provided for other probable losses inherent in the portfolio to the extent such losses are reasonably estimable. See Item 4.E, "Selected Statistical Data—Credit Quality—Allowance for Loan Losses—Methodology" and Item 5.A, "Operating and Financial Review and Prospects—Recent Developments".

        Non-performing loans generally remain on our balance sheet significantly longer than would be the case for banks in other Western European countries. Write-offs of collateralized non-performing loans can only be made after all legal remedies for recovery, including realization of collateral, have been exhausted. Our write-offs of non-performing collateralized loans in recent years have been higher than in previous years, which reflects the fact that we have exhausted all legal remedies for recovery of many loans. In addition, we write off consumer loans which are more than 24 months past due and which are not collateralized. The write-off of these loans does not require the exhaustion of all legal remedies. See Item 4.E, "Selected Statistical Data—Credit Quality—Non-Performing Loans, Allowance for Loan Losses, and Loan Loss Experience".

        As part of our strategy to preserve the quality of our loan portfolio, we have improved our methods of assessing credit quality in our loan portfolio. In Greece, we have taken and are continuing to take steps to improve our credit approval and risk management procedures in order to reduce the amount of non-performing loans that occur in the future. Since 2006, we have developed and implemented a comprehensive credit manual to govern the lending process, and have fully implemented credit review and monitoring procedures that focus on the borrower's cash flow and ability to repay as well as on collateral values. See Item 4.E, "Selected Statistical Data—Credit Quality". One objective in upgrading our credit procedures was to ensure consistency in the loan approval process throughout the Bank while tailoring this process to meet the specific needs of the Bank's borrowers. We have therefore established centralized credit centers, thereby removing the decision-making power for loan approval from our branches. We also have established special divisions to monitor and strengthen our position with respect to delinquent commercial and consumer loans by working flexibly with clients (i.e. restructuring payments and taking additional collateral) to help them meet their payment obligations. See Item 4.E, "Selected Statistical Data—Credit Quality".

        Outside of Greece, we are in the process of fully implementing credit approval and credit review policies throughout the Group's lending operations in order to reduce future non-performing loans. For a discussion of these policies at the various Group banks, see Item 4.E, "Selected Statistical Data—Credit Quality".

Disposal of Non-Core Assets

        As part of our strategy to streamline our operations, we are disposing of certain investments in non-core businesses. In 2006, we realized aggregate proceeds of €369.8 million, primarily from the disposals of Atlantic Bank of New York, NBG Canada and the Astir Alexandroupolis Hotel. In 2007, we disposed of our minority shareholding in the AGET Heracles Cement Company for €321.6 million, our shares in Hellenic Exchanges S.A. for €80.1 million and our shares in the hotel company Elsa S.A. for €2.6 million. In addition, the Bank and our subsidiary Ethniki Kefalaiou S.A. received proceeds of approximately €97.7 million in 2006, €119.8 million in 2007 and €70.5 million in 2008 from disposals of various real estate property holdings. In July 2008, we disposed of our 30.0% participation in Siemens Enterprise Communications S.A. for €11.4 million. In December 2008, we disposed of our 20.2% participation in the hotel company Ellinikes Exohes for proceeds of €3.5 million. We expect to continue divestitures of non-core assets in the future.

Early Retirement

        In order to streamline their operations and further reduce costs, three Group companies implemented voluntary retirement schemes during 2006: EH, Astir Palace and National Management and Organization Company S.A. ("NMOC"). The number of employees participating in the schemes was 72, 84 and 189, respectively, and additional expenses incurred for these schemes were €15.0 million, €15.6 million and €8.0 million, respectively. These companies also implemented voluntary retirement schemes during 2007, incurring additional expenses of €29.5 million, €5.0 million and €1.4 million, respectively. The number of employees participating in the schemes was 154, 19 and 81, respectively.

Furthermore, Astir Palace settled its liabilities under the Deposit Administration Fund (employee pension scheme) for an additional expense of €0.4 million.

        On November 25, 2008, EH announced a voluntary retirement scheme affecting approximately 240 employees who fulfill certain criteria and have the opportunity to voluntarily leave service in exchange for additional benefits to those provided by law. In 2008, EH recognized an expense of €16.8 million in respect of the employees of which the application had been accepted. Vojvodjanska Banka also implemented a voluntary retirement scheme in 2008 incurring an additional expense of €1.4 million.

        In addition, during 2006, 2007 and 2008, we achieved further reductions in our cost base through voluntary retirements taken by certain employees of the Bank, allowing us to hire replacement personnel at a lower overall cost.

Pension Reform

        Following legislation passed in April 2008, the Bank's main pension plan and the main pension branch of EH's post retirement and health plan were incorporated into the main pension branch of the state sponsored social security fund IKA—ETAM as of August 1, 2008. Pursuant to this legislation, the Bank will contribute into IKA—ETAM €25.5 million per year for 15 years starting from December 2009. See Item 6.D, "Directors, Senior Management and Employees—Employees".

        In addition, in 2005 and 2006, the Hellenic Republic passed legislation permitting bank employee auxiliary pension schemes to merge with the new ETAT. In connection with the proposed merger of the Bank's employee auxiliary schemes with ETAT, we expect to incur a substantial one-time expense, in accordance with an actuarial estimate.

Income Tax and Taxation of Reserves

        In 2005 and 2006, we absorbed National Portfolio S.A. and National Real Estate S.A. respectively. Pursuant to the provisions of article 9 of Greek Law 2992/2002 regarding specific income tax incentives related to intra group absorptions, we were eligible to reduce our applied income tax rates by 5%. For 2006, the applied income tax rate was 24% compared to a nominal income tax rate of 29%. The total tax relief for 2006 amounted to €24.4 million. For 2007 and 2008, the applied income tax rate was 25%, which will also apply in 2009. From 2010, in accordance with Law 3697/2008, the tax rate will decrease by 1% per year until it reaches 20% in 2014. The effect of the change in income tax rate in 2008 was a €40.0 million increase in income tax expense.

        Pursuant to provisions of article 10 of Greek Law 3513/2006 regarding the taxation of our reserves which were previously tax exempt, we paid taxes of €100.6 million on the total amount of our tax-exempt reserves (€672.2 million) in 2006. As a result, we were entitled to lower income tax rates compared with the nominal income tax rate applied. Our previously tax-exempt reserves were taxed at rates of 15% (€667.7 million) and 10% (€4.5 million), while the nominal income tax rate applied to such reserves for 2006 was 29%. As a result of the specific tax treatment, the majority of these reserves were distributed to our shareholders free of any other tax liability.

        Subject to the provisions of article 26 of Greek Law 3634/2008 all tax exempt reserves formed from January 1, 2007 onwards should be taxed with the nominal income tax rate applied for each financial year. We have not proceeded with the formation of such reserves in 2007 or 2008.

Critical Accounting Policies, Estimates and Judgments

        The preparation of financial statements in accordance with U.S. GAAP requires management to make a number of judgments, estimates and assumptions that affect the reported amount of assets, liabilities, income and expense in our U.S. GAAP Financial Statements and accompanying notes.

We believe that the judgments, estimates and assumptions used in the preparation of our U.S. GAAP Financial Statements are appropriate given the factual circumstances as of December 31, 2008.

        Various elements of our accounting policies, by their nature, are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. In particular, we have identified the following accounting policies which, due to the judgments, estimates and assumptions inherent in those policies, and the sensitivity of our financial condition and results of operations to those judgments, estimates and assumptions, are critical to an understanding of our financial statements.

Recognition and measurement of financial instruments at fair value

        Financial assets and liabilities that are trading instruments or are designated at fair value are recorded at fair value on the balance sheet date, with changes in fair value reflected in net trading income in the income statement. Financial assets that are classified as available-for-sale are recorded at fair value on the balance sheet date, with changes in fair value reflected in equity. Additionally, judgment is involved in the determination of financial instruments to be designated at fair value in accordance with SFAS 159 "The Fair Value Option for Financial Assets and Financial Liabilities", such as loans, deposits and long-term debt. For more information on the adoption of SFAS 159, see Note 15 "Loans and allowance for loan losses", Note 21 "Deposits", Note 26 "Long-term debt" and Note 36 "Fair Value of Financial Instruments" to the U.S. GAAP Financial Statements included in this Annual Report.

        The Group's management exercises judgement in determining the fair value of financial assets and liabilities. For exchange traded financial instruments, fair value is based generally on quoted market prices for the specific instrument. Where no active market exists, or where quoted prices are not otherwise available, we determine fair value using a variety of valuation techniques. These include present value methods, models based on observable input parameters, and models where some of the input parameters are unobservable. The Group considers both the credit risk of its counterparties, as well as its own creditworthiness in determining fair value of financial instruments, including OTC derivative instruments and financial liabilities designated at fair value in accordance with SFAS 159. The Group has not realized any profit or loss on revaluing fair values of derivatives to reflect counterparty or its own creditworthiness. If the Group had reflected such adjustments it would not have had a material impact on the valuations. For a further discussion on the effect of a change in interest rates and foreign exchange rates on our portfolio see Item 11, "Quantitative and Qualitative Disclosures about Market Risk", in this document.

        Valuation models are used primarily to value debt instruments, for which quoted market prices are not available and derivatives transacted in the over-the-counter market. The fair value for such instruments is estimated using discounted cash flow analysis based on contractual cash flows discounted at the corresponding market rates, quoted prices for instruments with similar characteristics or other pricing models. All valuation models are validated before they are used as a basis for financial reporting, and periodically reviewed thereafter by qualified personnel independent of the area that created the model. Wherever possible, we compare valuations derived from models with quoted prices of similar financial instruments, and with actual values when realized, in order to further validate and calibrate our models. A variety of factors are incorporated into our models, including actual or estimated market prices and rates, time value and volatility, and market depth and liquidity.

        We apply our models consistently from one period to the next, ensuring comparability and continuity of valuations over time, but estimating fair value inherently involves a significant degree of judgment. Management therefore establishes valuation adjustments to cover the risks associated with the estimation of unobservable input parameters and the assumptions within the models themselves.

        Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and are significant to the overall fair value measurement are classified as Level 3 under the fair value hierarchy established in SFAS 157 "Fair Value Measurements". Inputs to valuation models are considered unobservable if they are supported by little or no market activity. In periods of extreme volatility, lessened liquidity or in illiquid markets, there may be more variability in market pricing or a lack of market data to use in the valuation process. An illiquid market is one in which little or no observable activity has occurred or one that lacks willing buyers or willing sellers.

        The table below presents a reconciliation for all Level 3 assets and liabilities measured at fair value on a recurring basis during 2008, including realized and unrealized gains/(losses) included in earnings and OCI.

	2008
	Trading assets	Net Derivatives	Securities available-for-sale	Deposits
	(EUR in thousands)
Balance at beginning of year	76,344	(30,266)	346,840	185,163
Included in earnings	(11,911)	66,957	4,527	(7,176)
Included in OCI	—	—	(38,473)	—
Purchase, issuance and settlements	20,310	(3,393)	119,697	(22,102)
Transfer into/(out of) portfolio	(69,744)	—	69,744	—

Balance at end of year	14,999	33,298	502,335	155,885

        As of December 31, 2008 Level 3 assets amount to EUR 583,900 thousand, which include EUR 14,999 thousand trading assets, EUR 66,566 thousand derivative assets and EUR 502,335 thousand available-for-sale securities. Level 3 assets represent 3.3% of assets measured at fair value (or 0.6% of total assets). As of December 31, 2008 Level 3 liabilities amount to EUR 189,153 thousand, which include EUR 33,268 thousand derivative liabilities and EUR 155,885 thousand deposits. Level 3 liabilities represent 4.2% of the liabilities measured at fair value (or 0.2% of total liabilities). During 2008 there were no transfers into or out of Level 3. See Note 36, "Fair value of financial instruments", to our U.S. GAAP Financial Statements included in this Annual Report for a table that presents the fair value of Level 1, 2 and 3 assets and liabilities at December 31, 2008.

        The majority of Level 3 derivative assets and liabilities are classified as such due to the correlation between different Constant Maturity Swap ("CMS") rates, which is a significant input in the valuation. The majority of Level 3 available-for-sale securities are classified as such due to the correlation between different CMS rates or other interest indices. These Level 3 deposits of EUR 155,885 thousand include a fair value adjustment of EUR 635 thousand.

        Although a significant degree of judgment is, in some cases, required in establishing fair values, management believes the fair values recorded in our balance sheet and the changes in fair values recorded in our income statement are prudent and reflective of the underlying economics, based on the controls and procedural safeguards we employ.

        Further details on this subject are given in Note 3, "Summary of Significant Accounting Policies" and Note 36, "Fair value of financial instruments", to our U.S. GAAP Financial Statements included in this Annual Report.

Recognition and measurement of intangibles recognized upon business combinations

        We account for acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values.

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

        Significant judgments and assumptions made regarding the purchase price allocations in the course of the acquisitions of Finansbank and Vojvodjanska Banka a.d. Novi Sad ("Vojvodjanska") include the following:

        For the valuation of core deposits, the alternative source of funds method was applied. The value of Core Deposit Intangibles ("CDI") is measured by the present value of the difference, or spread, between the CDI's ongoing cost and the cost of a market alternative replacement. Acquired core deposit accounts typically provide a low-cost source of funds to the buyer. To replace these established, low-cost deposit accounts in a timely manner, any potential buyer's alternative would be to utilize higher-cost funds at current market rates.

        For the valuation of customer relationships, the multi-period excess of earnings method was applied. Excess earnings can be defined as the difference between the net operating profit attributable to existing customers at the acquisition date and the required cost of invested capital on all the other assets (contributory assets such as fixed assets, CDI, trade name, assembled workforce and software) used in order to deliver a product or maintain the customer relationship. Value is estimated through the sum of the discounted future excess earnings attributable to these customers over the remaining life span of the customer relationship.

        For the valuation of brands, the relief-from-royalty method was applied which is based on hypothetical royalty income attributable to an asset. In particular, it estimates the expected annual royalty cost savings that result from the company's ownership of trademarks and licenses on which it does not have to pay royalties to a licensor. The intangible asset is then recognized at the present value of these savings. The corporate brands used by Finansbank and Vojvodjanska were assumed to have an unlimited life.

        For the valuation of software, the cost approach method was applied. The cost approach is based upon the economic principles of substitution and price equilibrium. The cost approach suggests that a prudent investor would not pay, for an intangible, more that the cost to acquire a comparable intangible on the market. Software intangibles were valued using the reproduction cost methodology, which is based on the assumption that the value of any intangible asset is the cost incurred to reconstruct or purchase an exact replica of the given intangible asset.

Impairment of goodwill

        Under applicable accounting standards, goodwill impairment analysis is a two-step test. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, the second step must be performed. The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated possible impairment. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. The adjustments to measure the assets, liabilities and intangibles at fair value are for the purpose of measuring the implied fair value of goodwill and such adjustments are not reflected in the consolidated balance sheet. If the implied fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted under applicable accounting standards.

        The fair values of the reporting units were determined using a combination of valuation techniques consistent with the income approach and the market approach and included the use of independent valuations. For purposes of the income approach, discounted cash flows were calculated by taking the net present value of estimated cash flows. Our discounted cash flow employs a capital asset pricing model in estimating the discount rate (i.e., cost of equity financing) for each reporting unit. The inputs to this model include: risk-free rate of return; beta, a measure of the level of non-diversifiable risk associated with comparable companies for each specific reporting unit; market equity risk premium; and in certain cases an unsystematic (company-specific) risk factor. The unsystematic risk factor is the input that specifically addresses uncertainty related to our projections of earnings and growth, including the uncertainty related to loss expectations. We use our internal forecasts to estimate future cash flows and actual results may differ from forecasted results. Cash flows were discounted using a discount rate based on expected equity return rates. We utilized discount rates that we believe adequately reflected the risk and uncertainty in the financial markets generally and specifically in our internally developed forecasts. Expected rates of equity returns were estimated based on historical market returns and risk/return rates for similar industries and geographies of the reporting unit. For purposes of the market approach, valuations of reporting units were based on actual comparable market transactions and market earnings multiples for similar industries and geographies of the reporting unit. Determination of fair value requires management to make assumptions and use estimates. We believe that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. However, different ones could be used which would lead to different results.

        The most significant amounts of goodwill relate to the acquisition of Finansbank and Vojvodjanska Banka. The valuation models used to determine the fair value of Finansbank and Vojvodjanska are sensitive to changes in the assumptions. Adverse changes in any of these factors could lead us to record a goodwill impairment charge.

        In 2006, the Group recognized an impairment loss of €52.0 million relating to our logistics business unit.

        In 2007, the Group recognized an impairment loss of €11.2 million relating to private equity fund investments.

        In 2008, the Group recognized an impairment loss of €4.6 million relating to private equity fund investments.

        Further details on this subject are given in Notes 3 and 16 to the U.S. GAAP Financial Statements included elsewhere in this Annual Report.

Allowance for loan losses

        The amount of the allowance set aside for loan losses is based upon management's ongoing assessments of the probable estimated losses inherent in the loan portfolio. Assessments are conducted by members of management responsible for various types of loans employing a methodology and guidelines that are continually monitored and improved. We assess whether objective evidence of impairment exists for all loans that are individually significant (i.e., specific provisions), and collectively for loans that are not considered individually significant (i.e., collective/general provisions).

        Individually significant loans are subject to an impairment test when interest and/or capital is in arrears for a certain period and/or qualitative indications exist, at the assessment date, which demonstrate that the borrower will not be able to meet its obligations. Usually such indications include, but are not restricted to, significant financial difficulty, deterioration of credit rating and the probability of bankruptcy or other financial reorganization procedures. A specific impairment loss is recognized for loans evaluated individually for impairment and is based upon management's best estimate of the present value of the cash flows which are expected to be received. In estimating these cash flows, management makes judgments about the counterparty's financial situation and the net realizable value of any underlying collateral or guarantees in our favor. Each impaired loan is assessed on its merits, and the workout strategy and estimate of cash flows considered recoverable are independently reviewed.

        In assessing the need for collective loan loss allowances, management considers factors such as credit quality, portfolio size, concentrations, and economic factors. In order to estimate the required allowance, we make assumptions both to define the way we model inherent losses and to determine the required input parameters, based on historical experience and current economic conditions. Allowances for loan losses made by our foreign subsidiaries are estimated by the subsidiary using similar criteria as the Bank uses in Greece.

        The accuracy of the allowances and provisions we make depends on how well we estimate future cash flows for specific counterparty allowances and provisions and the model assumptions and parameters used in determining collective allowances. While this necessarily involves judgment, we believe that our allowances and provisions are reasonable and supportable. As the process for determining the adequacy of the allowance requires subjective and complex judgment by management about the effect of matters that are inherently uncertain, subsequent evaluations of the loan portfolio, in light of the factors then prevailing, may result in significant changes in the allowance for loan losses. The methodology for each component, the estimates and judgments are described in further detail in Item 4.E, "Selected Statistical Data—Credit Quality—Allowance for Loan Losses—Methodology".

Insurance reserves

        Insurance reserves for our life insurance operations (long-term contracts) are estimated using approved actuarial methods that include assumptions about future investment yields, mortality, expenses, options and guarantees, morbidity and terminations. Insurance reserves for our property and casualty insurance operations (short-term contracts) are determined using loss estimates, which rely on actuarial observations of loss experience for similar historic events.

        Assumptions and observations of loss experience are periodically adjusted, with the support of qualified actuaries, in order to reflect current conditions. Any additional future losses anticipated from the revision of assumptions and estimates are charged to the income statement.

        We continue to monitor potential for changes in loss estimates in order to ensure that our recorded reserves in each reporting period reflect current conditions. Our assumptions for insurance reserves are based on a subjective analysis and management judgment. Actual results may result in adjustments to reserves.

        Insurance reserves increased from €1.9 billion in 2007 to €2.0 billion in 2008 due mainly to an increase in Gross Written Premiums. Further details on this subject are provided in Note 3, "Summary of Significant Accounting Policies", to the U.S. GAAP Financial Statements included elsewhere in this report.

Net periodic benefit cost

        The net periodic benefit cost is actuarially determined using assumed discount rates, assumed rates of compensation increase and the expected return on plan assets. These assumptions are ultimately determined by reviewing the Group's salary increases each year. The expected long-term return on plan assets represents management's expectation of the average rate of earnings on the funds invested to provide for the benefits included in the projected benefit obligation. To determine the expected long-term rate of return assumption the Group and its advisors make forward-looking assumptions in the context of historical returns and volatilities for each asset class as well as correlations among asset classes. The expected long-term rate of return assumption is annually adjusted based on revised expectations of future investment performance of the overall capital markets, as well as changes to local regulations affecting investment strategy. The weighted average expected long-term rate of return assumption used in computing the 2008 net periodic pension cost was 7.2% compared to 7.4% for 2007. The rate of compensation increase remained stable between 2008 and 2007 at 4.6%. The discount rate also increased from 4.7% in 2007 to 5.4% in 2008. The change in assumptions and the difference between actual outcomes and assumptions resulted in a net actuarial loss of €192.7 million in 2008. The impact to the pension benefit obligation, as well as to service and benefit cost if certain assumptions are changed is further disclosed in Note 38, "Employee Benefit Plans", to the U.S. GAAP Financial Statements.

Impairment of available-for-sale financial assets

        Management follows the guidance of SFAS 115 and is required to exercise judgement in determining whether an other than temporary impairment has occurred in investments classified as available for sale. If an other than temporary impairment is identified, the unrealized losses recorded in accumulated other comprehensive income for the impaired security should be reclassified to net income. More information on assumptions and estimates requiring management judgement relating to the assessment of other than temporary impairment is provided in Note 13 "Available-for-sale securities" to the U.S. GAAP Financial Statements together with details regarding the unrealized losses by type of investment. As at December 31, 2008, the Bank had unrealized losses in equity and debt instruments of €270.9 million and €861.5 million, respectively.

        Where cash flows related to an investment are readily determinable, a low level of judgement may be involved. However, where determination of estimated future cash flows requires consideration of a number of variables, some of which may be unobservable, more significant judgement is required. The most significant judgements applied by management relate to other than temporary impairments in equity instruments, where it is necessary to evaluate the near-term prospects of the issuer in relation to the severity and duration of the impairment and assess whether recovery is unlikely even after considering management's intention and ability to hold the investment. It is reasonably possible that outcomes in the next financial year could be different from the assumptions and estimates used in identifying other than temporary impairment in equity securities. The recognition of impairment losses in our equity securities portfolio would reduce the net income for the year by the amount disclosed above.

Income Taxes

        We are subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the Group-wide provision for income taxes. We consider many factors—including statutory, judicial and regulatory guidance—in estimating the appropriate accrued income taxes for each jurisdiction. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. We recognize liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which the final outcome is determined.

Recent Developments

        Since December 31, 2008, further deterioration in global macroeconomic conditions has continued to affect our business. The effect of such deterioration on the regions in which we operate will lead to additional non-performing loan generation during 2009.

        In order to manage the ongoing effects of these conditions, the Bank has taken several actions to strengthen its capital position. These actions include:

  •
  participation to the Hellenic Republic Bank support plan, pursuant to the preference share facility, based on a resolution of the Extraordinary General Meeting of shareholders held on January 22, 2009 whereby shareholders approved the issue and sale to the Hellenic Republic of 70 million redeemable preference shares at par value of €5 each. These preference shares bear a fixed return of 10% per annum. As consideration, the Hellenic Republic contributed to the Bank an amount of Greek government bonds with a market value of €350 million as of May 21, 2009;

  •
  the placement of 5,954,000 treasury shares on April 15, 2009, which increased Upper Tier I capital by approximately €80 million;

  •
  the completion of a tender offer launched on June 22, 2009 for any and all of our outstanding non-cumulative, non-voting preferred securities issued by our wholly-owned subsidiary, National Bank of Greece Funding Limited and guaranteed on a subordinated basis by the Bank. Based on the results of the tender offers, which were announced on July 6, 2009, the bank purchased securities of approximately €450 million nominal value at an aggregate cost of €284 million. These tender offers create additional core Tier I capital of €166 million, although Tier I capital and Total capital will be reduced by €284 million; and

  •
  the commencement of a rights issue on July 8, 2009 that will increase the Bank's share capital through the issuance of approximately 110 million ordinary shares with total proceeds expected to be approximately €1,247 million.

        For additional information, see Item 5.B "Liquidity and Capital Resources—Recent Financings" and Note 42: "Post balance sheet events" in the U.S. GAAP Financial Statements included in this Annual Report.

A.    Operating Results

Results of Operations for the year ended December 31, 2008 compared with the year ended December 31, 2007

        Overview.    Our results for the year ended December 31, 2008 were significantly impacted by deteriorating global financial conditions and in particular the financial crisis beginning in September 2008, resulting in significantly higher provisions during the fourth quarter of 2008. Lower income from asset disposals, higher income tax expense and impairment of our equity investees in 2008 also contributed to the decrease in net income, which decreased by 37.7% in 2008 to €821.4 million from €1,318.8 million in 2007.

        Net Interest Income.    Net interest income before provision for loan losses grew by 14.0% to €3,405.1 million for 2008, compared with €2,986.4 million in 2007, mainly as a result of the growth of our loan portfolio. Net interest margin was 3.7% in 2008, from 3.9% in 2007. The components of our net interest income from continuing operations for 2007 and 2008 are reflected in the following table:

	Year ended December 31,
			2007/2008 Change
	2007	2008
	(EUR in thousands)		(%)
Interest Income:
Loans	4,175,316	5,173,987	23.9
Securities available for sale	372,358	603,029	61.9
Held-to-maturity securities	—	3,052	—
Trading assets	517,348	491,151	(5.1)
Securities purchased under agreements to resell	121,226	95,502	(21.2)
Interest-bearing deposits with banks	306,182	232,311	(24.1)
Other	113,810	96,045	(15.6)

Total interest income	5,606,240	6,695,077	19.4

Interest Expense:
Deposits	(2,032,004)	(2,704,685)	33.1
Securities sold under agreements to repurchase	(258,657)	(260,522)	0.7
Other borrowed funds	(55,736)	(32,339)	(42.0)
Long-term debt	(270,267)	(290,943)	7.7
Other	(3,220)	(1,452)	(54.9)

Total interest expense	(2,619,884)	(3,289,941)	25.6

Net interest income before provision for loan losses	2,986,356	3,405,136	14.0
Provision for loan losses	(190,755)	(425,537)	123.1

Net interest income after provision for loan losses	2,795,601	2,979,599	6.6

        Our total interest income increased by 19.4% to €6,695.1 million for 2008, from €5,606.2 million for 2007. The Group's interest income from loans in 2008 increased by 23.9% compared with 2007, reflecting a growth both in the Group's retail and commercial lending activities. The increase in interest income was also due to increases in interest income from securities mainly reflecting an increase in interest rates. These increases were partially offset by a 24.1% decrease in interest income from interest-bearing deposits with banks.

        Our total interest expense increased by 25.6% to €3,290.0 million for 2008, from €2,619.9 million for the same period in 2007. Interest on amounts due to customers increased by 33.1% in 2008, reflecting the increase in our interest bearing deposit balances to €75.4 billion as at December 31, 2008, from €61.3 billion as at December 31, 2007, and increases in interest rates, particularly on time deposits in the fourth quarter of 2008.

        Allowance for Loan Losses.    During 2008, we posted provisions for loan losses of €425.5 million, an increase of 123.1% from €190.8 million during 2007, due principally to increased provisions made by the Bank and Finansbank taken during the second half of 2008 in light of deteriorating economic conditions.

        Activity in the loan loss allowances for the two years ended December 31, 2007 and 2008 was as follows:

	2007	2008
	(EUR in thousands)
Balance at beginning of year	1,224,757	1,132,952
Subsidiaries acquired	6,582	—
Add: Provision for loan losses from continuing operations	190,755	425,537
Write-offs	(341,572)	(322,240)
Recoveries	46,023	42,433

Less: Net write-offs	(295,549)	(279,807)
Exchange differences and other variations	6,407	(46,056)

Balance at end of year	1,132,952	1,232,626

        During 2008, the total loan loss allowance increased by 8.8% from €1,133.0 million as at December 31, 2007 to €1,232.6 million as at December 31, 2008. This increase was due to substantially higher provision for loan losses charged in the second half of 2008 as a result of deteriorating credit quality as a result of economic conditions, which were partially offset by the net reductions in loss allowance from foreign exchange differences relating to our Turkish operations. The amount from subsidiaries acquired in 2007 relates to purchase price allocations as part of our acquisitions of Finansbank and Vojvodjanska, while there were no subsidiaries acquired in 2008.

        The total loan loss allowance as a percentage of non-performing loans was 63.3% as at December 31, 2008 and 68.8% as at December 31, 2007, reflecting the higher portion of mortgage and other collateralized loans in our portfolio for which provisions are made at a lower level than non-collateralized loans.

	Year ended December 31,
	2007		2008
	(EUR in thousands)%		(EUR in thousands)%
Specific allowances	392,696	34.7	344,255	27.9
Coefficient analysis	75,201	6.6	71,378	5.8
Homogeneous analysis	304,538	26.9	422,536	34.3
Foreign loans	353,344	31.2	394,457	32.0
Unallocated allowances	7,173	0.6	—	—

Total loan loss allowances from continuing operations	1,132,952	100.0	1,232,626	100.0

        Specific allowances decreased from €392.7 million in 2007 to €344.3 million in 2008 due to lower amounts of impaired loans that are considered to be individually significant. Allowances under the homogeneous analysis increased from €304.5 million in 2007 to €422.5 million in 2008, due to increased size of consumer loan portfolio (residential mortgages, installment loans, credit cards, etc.). The amount of unallocated allowance was €NIL in 2008, since our effort was to direct allowances to identified losses.

        Net interest income after provisions for loan losses increased by 6.6% to €2,979.6 million in 2008 from €2,795.6 million in 2007.

        Non-interest Income.    Non-interest income decreased by 28.1% to €1,544.6 million for 2008, compared to €2,147.9 million for 2007. The following table summarizes the principal components of non-interest income during each of the two years ended December 31, 2007 and 2008:

	Year ended December 31,
			2007/2008 Change
	2007	2008
	(EUR in thousands)		(%)
Credit card fees	209,105	243,048	16.2
Service charges on deposit accounts	43,121	50,546	17.2
Other fees and commissions	626,485	554,161	(11.5)
Net trading losses	(97,693)	(329,550)	237.3
Net realized gains on sales of available-for-sale securities	129,816	8,415	(93.5)
Equity in earnings of investees and realized gains/(losses) on disposals	159,536	(23,730)	(114.9)
Other	1,077,510	1,041,676	(3.3)

Total non-interest income	2,147,880	1,544,566	(28.1)

        The main reason for the decrease in our non-interest income was the increase in net trading losses from €97.7 million in 2007 to €329.6 million in 2008 and the decrease in net realized gains on sales of available-for-sale securities from €129.8 million in 2007 to €8.4 million in 2008, due to adverse economic conditions resulting from the global financial crisis. During 2008 we have recorded losses in our bond portfolio and derivative positions and gains from the transactions on our long term debt. In addition, equity in earnings of investees and realized gains/(losses) on disposals had a loss of €23.7 million in 2008, compared to a gain of €159.5 million in 2007 mainly due to an impairment charge of €34.7 million to our equity method investment Larco Metallurgical in 2008 and to a gain of €131.5 million from the sale of our share in AGET Heracles in 2007.

        Non-interest Expense.    Non-interest expense increased by 4.5% to €3,460.7 million for 2008, compared with €3,313.2 million for 2007.

        The following table summarizes the principal components of non-interest expense during each of the two years ended December 31, 2007 and 2008.

	Year ended December 31,
			2007/2008 Change
	2007	2008
	(EUR in thousands)		(%)
Salaries, employee benefits and voluntary early retirement schemes	1,420,092	1,439,415	1.4
Occupancy and equipment expense	123,092	151,274	22.9
Amortization and depreciation	139,811	162,478	16.2
Impairment of goodwill	11,224	4,585	(59.2)
Minority interests, net of tax	65,007	81,664	25.6
Other non-interest expense and deposit insurance premium	1,553,973	1,621,244	4.3

Total non-interest expense	3,313,199	3,460,660	4.5

        Salaries, employee benefits and voluntary early retirement schemes grew by only 1.4% and amounted to €1,439.4 million in 2008 from €1,420.1 million in the same period in 2007, below the annual pay rise provided for in our Greek collective labor agreement, reflecting the positive effect of early retirement programs applied in previous years. Employee benefit costs in 2007 and 2008 include actuarial estimates for pension and post-retirement defined benefit plans. In 2007 and 2008, these estimates resulted in a charge to the income statement of €61.8 million and of €42.0 million, respectively.

        Income from Continuing Operations Before Income Tax Expense.    In 2008, the Group reported income from continuing operations before income tax expense of €1,063.5 million, a 34.8% decrease from €1,630.3 million in 2007, due principally to increased provisions made by the Bank and Finansbank taken during the second half of 2008 in light of deteriorating economic conditions, higher losses on our trading and investment portfolios and the absence of significant gains on disposal of non-core operations.

        Income Tax Expense.    In 2008, we recognized a current tax expense of €160.1 million and a deferred tax expense of €82.0 million compared to a current tax expense of €232.1 million and a deferred tax expense of €79.4 million in 2007. Our total tax expense in 2008 amounted to €242.1 million compared to €311.5 million in 2007. Following legislation enacted in December 2005, the applicable Greek statutory rate of tax was reduced from 32% for 2005 to 29% for 2006, and 25% for 2007 and thereafter. Pursuant to an incentive law, the statutory tax rate for the Bank for the years 2005 and 2006 was further reduced by four percentage points. The effective tax rate for the Group in 2008 was approximately 21.1%.

        Net Income.    For the reasons discussed above, we had net income of €821.4 million for 2008, compared with €1,318.8 million for 2007.

        Exchange Rate Exposure.    The Group is an active participant in the foreign exchange markets and also makes loans denominated in foreign currencies. The Group's goal in managing exchange rate exposure is to minimize the effect of exchange rate movements on profitability. The Group adheres to central bank guidelines and other guidelines applicable to the Group and actively manages its foreign currency position. To the extent that foreign currency-denominated assets are not matched with liabilities denominated in the same currencies, the Group engages in swaps and other economic hedging transactions in order to reduce the effects of these imbalances. Furthermore, following the Group's expansion to Turkey (through Finansbank acquisition) the exposure to Turkish lira has increased. The Group actively manages its exposure to the Turkish Lira arising from the net investment in Finansbank in order to reduce the volatility in the Group's equity arising on the translation of Finansbank's net assets from New Turkish Lira to Euro. As at December 31, 2008, approximately 22.8% of the Group's liabilities and 24.7% of the Group's assets were denominated in currencies other than euro, before taking into account economic hedging transactions. For more information on foreign exchange risk see Item 11, "Quantitative and Qualitative Disclosures About Market Risk".

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

        The year ended December 31, 2007 was characterized by significant increases in net interest income before provisions for loan losses (42.2%), 29.2% of which was due to the effects of the acquisition of Finansbank, non-interest income (22.2%), 3.5% of which was due to the effects of the acquisition of Finansbank, and non-interest expense (28.3%), 14.9% of which was due to the effects of the acquisition of Finansbank.

        Net Interest Income.    Our net interest income from continuing operations before provisions for loan losses significantly increased by 42.2% to €2,986.4 million for 2007, compared with €2,100.4 million for 2006, of which 29.2% or €613.3 million was due to the effects of the acquisition of Finansbank. The remaining increase was due primarily to the increase in interest income attributable to significant growth in our loan portfolio and the increased income on our securities portfolios. This amount was partially offset by an increase in interest expense triggered by the expansion of our deposit base, particularly time deposits. Our net interest margin from our continuing operations in 2007 increased to 3.9%, from 3.2% in 2006. The components of our net interest income from continuing operations for 2006 and 2007 are reflected in the following table:

	Year ended December 31,
			2006/2007 Change
	2006	2007
	(EUR in thousands)		(%)
Interest Income:
Loans	2,373,241	4,175,316	75.9
Securities available for sale	185,003	372,358	101.3
Trading assets	480,902	517,348	7.6
Securities purchased under agreements to resell	111,378	121,226	8.8
Interest-bearing deposits with banks	285,920	306,182	7.1
Other	66,330	113,810	71.6

Total interest income	3,502,774	5,606,240	60.1

Interest Expense:
Deposits	(1,105,197)	(2,032,004)	83.9
Securities sold under agreements to repurchase	(126,903)	(258,657)	103.8
Other borrowed funds	(18,992)	(55,736)	193.5
Long-term debt	(144,445)	(270,267)	87.1
Other	(6,882)	(3,220)	(53.2)

Total interest expense	(1,402,419)	(2,619,884)	86.8

Net interest income before provisions for loan losses	2,100,355	2,986,356	42.2
Provisions for loan losses	(261,603)	(190,755)	(27.1)

Net interest income after provisions for loan losses	1,838,752	2,795,601	52.0

        Total interest income from the Group's continuing operations increased by 60.1% to €5,606.2 million for 2007 from €3,502.8 million for 2006, of which 34.7% or €1,217.1 million was due to the effects of the acquisition of Finansbank. The increase was principally attributable to a 75.9% increase in interest income from loans in 2007 compared with 2006, of which 41.5% was due to the effects of the acquisition of Finansbank, reflecting a robust growth in the Group's lending activities, mainly resulting from the expansion of our retail book. The increase in total interest income was also due to a 101.3% increase in interest income from available-for-sale securities, reflecting an increase in our portfolio by 49.2% and an increase in interest rates, and due to a 71.6% increase in other interest income reflecting an increase in our deposits with Central Banks by 15.1% and an increase in interest rates. The expansion of our lending activities was financed by cash inflows from the growth of our deposit base and the issuance of €1,500 million Floating Rate Notes in May 2007 and US$300 million Floating Rate Notes in October 2007 and obtaining US$425 million under a syndicated loan in November 2007.

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

        Activity in the loan loss allowances for the two years ended December 31, 2006 and 2007 was as follows:

	2006	2007
	(EUR in thousands)
Balance at beginning of year	1,092,545	1,224,757
Subsidiaries acquired	133,227	6,582
Add: Provisions for loan losses from continuing operations	261,603	190,755
Write-offs	(277,338)	(341,572)
Recoveries	20,064	46,023

Less: Net write-offs	(257,274)	(295,549)
Exchange differences and other variations	(5,344)	6,407

Balance at end of year	1,224,757	1,132,952

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

        Net interest income after provisions for loan losses from our continuing operations increased by 52.0% to €2,795.6 million in 2007 from €1,838.8 million in 2006.

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

        The following table summarizes the principal components of non-interest expense during each of the two years ended December 31, 2006 and 2007.

	Year ended December 31,
			2006/2007 Change
	2006	2007
	(EUR in thousands)		(%)
Salaries, employee benefits and voluntary early retirement schemes	1,037,474	1,420,092	36.9
Occupancy and equipment expense	99,441	123,092	23.8
Amortization and depreciation	98,680	139,811	41.7
Impairment of goodwill	52,860	11,224	(78.8)
Minority interests, net of tax	96,150	65,007	(32.4)
Other non-interest expense and deposit insurance premium	1,196,854	1,553,973	29.8

Total non-interest expense	2,581,459	3,313,199	28.3

        Salaries and employee benefits relating to our continuing operations increased by 36.9% from €1,037.5 million for 2006 to €1,420.1 million for 2007, of which 16.3% or €169.1 million was due to the effects of the acquisition of Finansbank and 15% or €155.5 million from the Bank. Employee benefit costs in 2006 and 2007 include actuarial estimates for pension and post-retirement defined benefit plans. In 2006 and 2007, these estimates resulted in a charge to the income statement of €63.4 million and of €61.8 million, respectively. Amortization and depreciation increased by 41.7% because of the PPA amortization of Finansbank and Vojvodjanska of €24.9 million. Occupancy and equipment expenses rose by 23.8% or €23.7 million due to the increase in the number of branches of Turkish and International operations. Minority interests net of tax decreased by 32.4%, of which 23.0% was due to the decrease in the minority interest of Finansbank, due primarily to our acquisition of an additional net stake of 38.89% in Finansbank during 2007. In 2006 the impairment of goodwill of National Real Estate by €52.0 million was attributed entirely to our logistics business unit. In 2007, we recorded €11.2 million impairment of goodwill which was attributable to our UK private equity business.

        Other non-interest expense increased by 29.8% from €1,196.9 million in 2006 to €1,554.0 million in 2007, of which 14.9% or €178.0 million was due to the effects of the acquisition of Finansbank and €108.9 million was due to increased insurance claims, provisions, and reinsurance premiums ceded.

        Income from Continuing Operations Before Income Tax Expense.    In 2007, the Group reported income from continuing operations before income tax expense of €1,630.3 million, a 60.7% increase from €1,014.6 million in 2006, of which 17.4% or €176.4 million was due to the effects of the acquisition of Finansbank.

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

Segment Information

        As previously disclosed, there was no material difference in the basis of preparation of these financial statements nor to the basis of reporting to management. However, during the year ended December 31, 2008 these differences became material and therefore, in the current year the Bank has changed its measurement basis for the reporting of segment information. The segment information for the fiscal years ended December 31, 2006, 2007 and 2008 contains information presented in conformity with International Financial Reporting Standards (IFRS).

        We measure the performance of each of our business segments primarily in terms of "profit before tax". Profit before tax and the business segment information of the Group, set forth below, is derived from the internal management reporting system used by management to measure the performance of the business segments. Unlike financial accounting, there is no authoritative body of guidance for management accounting. The business segment information, set forth below, is based on the financial information prepared in accordance with IFRS. Accordingly, the format and information is presented primarily on the basis of IFRS and is not consistent with the consolidated financial statements prepared on the basis of US GAAP. A reconciliation is provided for the total amounts of segments' profit before tax with income from continuing operations before income tax expense. See Note 37 to the U.S. GAAP Financial Statements.

        NBG Group manages its business through the following business segments:

Retail Banking

        Retail banking includes all individual customers of the Group, professionals, small-medium and small sized companies (companies with annual turnover of up to 2.5 million euros). The Bank, through its extended network of branches, offers to its retail customers various types of deposit and investment products as well as a wide range of traditional services and products.

Corporate & Investment Banking

        Corporate & Investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Global Markets and Asset Management

        Global Markets and Asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

        The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company and its subsidiaries in Greece, SE Europe and Turkey.

International

        The Group's international banking activities, except Turkish operations, include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish Operations

        Following the acquisition of Finansbank, the Group's banking activities in Turkey include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits of Finansbank and its subsidiaries.

Other

        It includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinate debt, loans to NBG personnel etc.).

Breakdown by business segment

12-month period ended 31 December 2006	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
Continuing Operations
Net interest income	1,348,145	225,231	193,171	31,704	210,816	257,144	(129,361)	2,136,850
Net fee and commission income	199,208	78,793	124,294	2,685	71,889	76,416	(16,025)	537,260
Other	77,307	(22,693)	119,588	132,883	30,113	22,565	101,665	461,428

Total operating income	1,624,660	281,331	437,053	167,272	312,818	356,125	(43,721)	3,135,538

Direct costs	(599,437)	(49,698)	(58,692)	(160,284)	(182,516)	(148,692)	(124,766)	(1,324,085)
Allocated costs and provisions	(458,249)	(63,123)	(17,241)	(760)	(30,181)	(9,556)	(4,502)	(583,612)
Share of profit of associates	—	—	—	—	—	—	40,462	40,462

Profit before tax	566,974	168,510	361,120	6,228	100,121	197,877	(132,527)	1,268,303
Tax expense								(321,708)

Profit for the period from continuing operations								946,595
Discontinued operations
Profit for the period from discontinued operations								118,074

Profit for the period								1,064,669
Minority interest								(74,617)

Profit attributable to NBG shareholders								990,052

Segment assets	22,147,994	11,527,271	19,297,884	2,241,084	8,044,423	10,806,127	2,017,455	76,082,238
Tax assets								326,321

Total assets								76,408,559

Other Segment items
Depreciation, amortisation & impairment charges	24,419	927	2,614	9,911	20,651	20,832	46,805	126,159
Provision for loans impairment & advances	209,487	29,455	—	—	23,454	9,556	(4,755)	267,197

Breakdown by business segment

12-month period ended 31 December 2007	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
Net interest income	1,733,582	292,517	33,705	36,933	358,227	747,772	(151,619)	3,051,117
Net fee and commission income	203,198	64,130	158,447	224	100,446	249,473	(3,393)	772,525
Other	13,973	(61,564)	205,823	138,147	53,190	101,173	284,826	735,568

Total operating income	1,950,753	295,083	397,975	175,304	511,863	1,098,418	129,814	4,559,210

Direct costs	(612,561)	(51,057)	(87,648)	(183,169)	(276,058)	(505,381)	(286,232)	(2,002,106)
Allocated costs and provisions	(457,838)	(83,320)	(17,191)	(382)	(49,427)	(41,319)	(21,908)	(671,385)
Share of profit of associates	—	—	(361)	423	157	—	16,991	17,210

Profit before tax	880,354	160,706	292,775	(7,824)	186,535	551,718	(161,335)	1,902,929
Tax expense								(258,808)

Profit for the period								1,644,121
Minority interest								(18,806)

Profit attributable to NBG shareholders								1,625,315

Segment assets	27,439,135	14,420,429	17,975,160	2,758,878	10,916,878	14,194,105	2,235,455	89,940,040
Tax assets								445,534

Total assets								90,385,574

Other Segment items
Depreciation, amortisation & impairment charges	18,270	735	13,737	9,899	29,651	31,058	72,930	176,280
Provision for loans impairment & advances	187,741	48,430	—	—	39,984	41,319	12,723	330,197

Segment analysis for year ended December 31, 2007 compared with the year ended December 31, 2006 based on IFRS

        The increase in our profitability in 2007 reflects primarily the robust growth in our retail and international business segments, as well as the positive results of Finansbank on our Turkish operations, which were reflected in our consolidated results for only 135 days in 2006 but for the entire year in 2007, during which time we also increased our equity participation in Finansbank to 99.57%. Improved results in these segments more than offset the decreases in pre-tax profits in our other business segments.

        In each of those three business segments which are primarily responsible for our improved results in 2007, increases in net interest income are the principal drivers of those improvements. Net interest income from our retail operations in 2007 increased by 28.6% to €1,733.6 million from €1,348.1 million in 2006. Net interest income from our Turkish operations in 2007 increased by 190.8% to €747.8 million from €257.1 million in 2006, mainly due to the effects of consolidating Finansbank for the full year in 2007 but only for 135 days in 2006.

        Net interest income from our other international operations in 2007 increased by 69.9% to €358.2 million from €210.8 million in 2006 as a result of a growth in our lending portfolio in SEE stemming from the growth of our deposit base in this region. Increases in net fee and commission income in our Turkish and other international operations were also important contributors to overall improved results in 2007. Finansbank's net fee and commission income in 2007 increased by 226.5% to €249.5 million from €76.4 million in 2006. This increase was due to increased underlying lending activity as well as the effect of consolidating Finansbank for the full year in 2007. Net fee and commission income in other international operations increased by 39.7% in 2007, due in part to increased lending activity and increased banking transactions.

        Containing costs in our retail segment during 2006 and 2007 has had a substantial positive effect on the overall improvements in our results in 2007. Total costs and provisions allocated to our retail operations increased by only 1.2% in 2007.

        Pre-tax profits in each of our corporate and investment banking, global markets and asset management, and insurance segments decreased in 2007. Net interest income from our corporate loans in 2007 increased by 29.9% to €292.5 million from €225.2 million in 2006, as a result of increases in our corporate loan book, but this increase was offset by higher provisions for credit risk. In global markets and asset management, total operating income decreased by 8.9% in 2007, principally due to substantially lower net interest income in 2007 resulting from lower yields on our Greek government bonds portfolio, which more than offset the increase in other income during the same period relating to improved results from trading activities and private equity operations. At the same time, costs and provisions in this segment increased by 38.1% in 2007, mainly as a result of the consolidation of newly acquired P&K Securities S.A. In our insurance business, relatively higher gains in 2007 in net interest and other income were more than offset by higher costs arising from higher voluntary retirement scheme expenses in our insurance subsidiary EH.

        The business segment "other" comprises proprietary real estate management, hotel and warehousing business, and other unallocated income and expenses of the Group as well as the share of profits or losses of our associate undertakings.

Breakdown by business segment

12-month period ended 31 December 2008	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
Net interest income	1,718,379	324,967	200,908	46,097	491,677	872,623	(75,117)	3,579,534
Net fee and commission income	189,667	65,826	113,335	6,414	104,937	291,839	51	772,069
Other	1,087	(62,487)	157,643	140,826	60,701	37,399	221,287	556,456

Total operating income	1,909,133	328,306	471,886	193,337	657,315	1,201,861	146,221	4,908,059

Direct costs	(630,072)	(46,005)	(83,807)	(172,360)	(320,925)	(564,677)	(215,157)	(2,033,003)
Allocated costs and provisions	(565,018)	(86,039)	(17,528)	(561)	(95,233)	(114,750)	(29,981)	(909,110)
Share of profit of associates	—	—	(468)	595	440	—	(29,499)	(28,932)

Profit before tax	714,043	196,262	370,083	21,011	241,597	522,434	(128,416)	1,937,014
Tax expense								(352,071)

Profit for the period								1,584,943
Minority interest								(38,931)

Profit attributable to NBG shareholders								1,546,012

Segment assets	28,229,448	18,258,843	23,100,190	2,435,369	12,045,673	14,613,949	2,204,347	100,887,819
Tax assets								950,809

Total assets								101,838,628

Other Segment items
Depreciation, amortisation & impairment charges	16,820	807	7,597	9,364	28,538	40,011	87,768	190,905
Provision for loans impairment & advances	259,493	42,581	—	—	83,406	114,750	19,629	519,859

Segment analysis for year ended December 31, 2008 compared with the year ended December 31, 2007 based on IFRS

        The increase in our pre-tax profit in 2008 reflects primarily the robust growth in our global markets and asset management segment and improved results in our other segments, which more than offset the significant decrease in pre-tax profit contributed by our retail banking operations and Turkish operations in 2008.

        In each of the segments contributing higher pre-tax profits to our overall results in 2008 compared with 2007, higher net interest income was an important factor underlying those improved results. Net interest income from our international as well as from our corporate segments increased by 37.3% to €491.7 million in 2008 from €358.2 million in 2007, and by 11.1% to €325.0 million in 2008 from €292.5 million in 2007, respectively, reflecting primarily the increase of our loan portfolio, in these segments. Provisions were also higher in 2008 for both segments mainly due to the deterioration of client creditworthiness in the last quarter. Total operating income from our global markets and asset management segment increased by 18.6% to €471.9 million in 2008, primarily due to the higher net interest income in 2008 from higher yields on our government bond portfolio and trading assets.

        In our insurance segment, higher operating income and lower direct costs are principally the result of increased premiums from larger volumes of policies written, and lower costs relating to changes in our reserves in 2008.

        Net interest income from our Turkish operations increased by 16.7% to €872.6 million in 2008, from €747.8 million in 2007, principally as a result of the growth of our mortgage and consumer loan portfolios, which increased by 35% and 46%, respectively, in 2008 compared with 2007. Increases in net fee and commission income from our Turkish and other international operations also contributed significantly to our overall improved results in 2008, due mainly to higher transaction volumes. These increases were offset, however, by higher provisions in 2008.

        Net interest income from our retail segment decreased by 0.9% to €1,718.4 million in 2008 from €1,733.6 million in 2007, and was negatively affected by the significant increase in provisions reflecting deteriorating economic conditions particularly in the fourth quarter of 2008.

        The segment "other" comprises our proprietary real estate management, hotel and warehousing businesses, share of profits or losses of our associated undertakings and other unallocated income and expenses of the Group.

B.    Liquidity and Capital Resources

        Our principal sources of liquidity are our deposit base and, to a lesser extent, interbank borrowings, as well as long-term debt, securitizations and credit lines with other banks and our participation in the Hellenic Republic bank support plan. We also derive liquidity from cash generated by operations and disposals of securities and other assets. In addition, another significant source of liquidity is the equity offering, such as issuance of preference shares in 2008 and rights issue that is currently taking place. In recent years, we have generally been in a position of excess liquidity due to our large domestic deposit base.

        As at December 31, 2008, our sources of additional available liquidity approximated €12 billion, relating to covered bonds of €1.5 billion, securitized assets of €6 billion and Greek government obligations of €4 billion, which in all cases are eligible assets for repurchase transactions with the ECB, or depending on conditions may be sold on the market.

        The following table provides a summary of our interbank borrowing activity for each of the three years ended December 31, 2006, 2007 and 2008.

	Year ended December 31,
	2006	2007	2008
	(EUR in thousands)
Interbank lending	2,272,043	1,777,422	1,750,516
Interbank borrowing	(2,847,325)	(6,556,704)	(13,160,783)

Net interbank borrowing	(575,282)	(4,779,282)	(11,410,267)

        Operating cash flow provides us with an important source of liquidity. The following table provides a summary of our cash flows for each of the three years ended December 31, 2006, 2007 and 2008.

	Year ended December 31,
	2006	2007	2008
	(EUR in thousands)
Cash flows from operating activities from continuing operations	2,017,509	2,526,091	5,670,844
Cash flows from operating activities from discontinued operations	(2,297)	—	—
Cash flows from investing activities from continuing operations	(7,976,758)	(12,748,422)	(20,104,102)
Cash flows from investing activities from discontinued operations	824	—	—
Cash flows from financing activities from continuing operations	6,255,873	12,536,407	11,883,627
Effect of exchange rate change on cash and cash equivalents	5,937	48,732	(136,957)

Net increase in cash and due from banks	301,088	2,362,808	(2,686,588)

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

        During, 2008, our loan portfolio attributable to our continuing operations increased by €14,806.9 million. This lending activity was funded by excess liquidity from deposits, which increased by €13,655.3 million despite a decrease in long-term debt of €807.1 million.

        Sources of liquidity are regularly reviewed to maintain a wide diversification by currency, geography, provider and product. The ability to raise funds is in part dependent on maintaining the Bank's credit ratings. Many factors contribute to the credit rating process, including the rating agency's assessment of the Bank's management capability, the quality of the Bank's corporate governance and the Bank's risk management processes. The Bank considers capital base and regulatory ratios to be important factors in determining credit ratings. The table below sets forth the credit ratings that have been assigned to the Bank by Moody's Investors Services Limited (referred to below as "Moody's"), Standard & Poor's Rating Services (referred to below as "Standard & Poor's"), a division of the McGraw Hill Companies, Fitch Ratings Ltd. (referred to below as "Fitch") and

Capital Intelligence Ltd. (referred to below as "Capital Intelligence"). All credit ratings have been recently affirmed.

Rating agency	Long-term foreign currency deposit rating(1)	Short-term foreign currency deposit rating(1)	Outlook for the Bank's ratings(1)	Financial strength of the Bank— Individual(1)	Subordinated debt of the Bank(1)	Preferred Shares of the Bank
Moody's	Aa3	Prime-1	Negative	C+	A1	A2
Standard & Poor's	BBB+	A-2	Negative	—	BBB	BB-
Fitch	A-	F2	Negative	B/C	BBB+	BBB

(1)
A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

        At December 31, 2008, total assets were €101,849.2 million, a 12.0% increase from the Group's total assets of €90,960.6 million, at December 31, 2007, which in turn was a 20.1% increase from the Group's total assets of €75,713.7 million at December 31, 2006. Deposits with the central bank were €2,882.5 million in 2008, €2,372.1 million in 2007 and €2,110.2 million in 2006. Federal funds sold and securities purchased under agreements to resell from our continuing operations were €657.1 million in 2008, €1,415.7 million in 2007 and €2,398.0 million in 2006. Interest-bearing deposits with other banks from our continuing operations were €1,750.5 million in 2008, €1,777.4 million in 2007 and €2,272.0 million in 2006. The Group's continuing operations securities portfolio was €14,438.0 million at December 31, 2008, €11,228.9 million at December 31,2007 and €11,529.3 million at December 31, 2006.

        Deposits attributable to our continuing operations increased from €55,886.1 million at December 31, 2006 to €66,872.9 million at December 31, 2007 and to €80,522.8 million at December 31, 2008. Of these, interbank deposits increased from €3,037.0 million at year-end 2006 to €6,759.3 million in 2007 and then to €13,338.8 million in 2008.

        The Group's continuing operations loan portfolio grew from €43,756.8 million at December 31, 2006 to €55,560.5 million at December 31, 2007 and to €70,467.0 million at December 31, 2008. At December 31, 2008, the Group's loan portfolio accounted for 69.2% of total assets. Allowance for loan losses from continuing operations decreased from €1,224.8 million in 2006 and to €1,133.0 million in 2007 and increased to €1,232.6 million in 2008. See Item 4.E, "Selected Statistical Data—Assets—Loan Portfolio".

        Greek law effectively prohibits subsidiaries from transferring funds to their parent company through loans by deeming such transfers null and void. Subsidiaries are also constrained in their ability to transfer funds to a parent company in the form of dividends by applicable corporate laws. For example, under Greek law, no distribution of dividends can be effected if, on the closing date of the relevant financial year, the total shareholders' equity is, or would be as a result of such a distribution, lower than the sum of the company's share capital and non-distributable reserve amounts. See Item 8.A, "Financial Information—Consolidated Statements and Other Financial Information". We do not believe that any of these legal provisions have had, or will have, a material impact on the Bank's ability to meet its cash obligations. We believe that our working capital is sufficient for our present requirements. For further discussion of Liquidity and Capital Resources, including the maturity profile, currency and interest rate structure of debt see See Notes 23 and 26 to the U.S. GAAP financial statements included in this Annual Report.

        Our capital expenditure requirements, excluding interests in other companies, have been principally for upgrading our information technology and other electronic systems and for general plant and equipment. Additionally, capital expenditure cost for 2008 includes branch renovation costs, costs relating to establishment of new branches and costs relating to reallocation of existing branches. Capital expenditure for the Bank, excluding such interests in other companies, amounted to €163.6 million in

2008. See Item 4.A, "History and Development of the Company". We fund our capital expenditure requirements principally through operating cash flow. Our capital expenditures related to include interests acquired in other companies, amounting to an additional €1,176.9 million for the year ended December 31, 2008. See Item 4.A, "History and Development of the Company".

        The Group's Treasury is active across a broad spectrum of capital market products and operations, including bonds and securities, interbank placements in the international money and foreign exchange markets and market-traded and over—the—counter financial derivatives. For more information on the activities of our Treasury Division, see Item 4.B, "Business Overview—Global Markets & Asset Management—Treasury".

Sources of Capital

        In July 2006, we raised €3,000.8 million through the issuance of 135,707,764 new common registered shares with payment in cash with pre-emptive rights in favor of existing shareholders, at a ratio of four new to ten old shares, chiefly for the purpose of the acquisition of Finansbank.

        On November 8, 2006 we raised GBP 375 million (€511.4 million) through the issuance by NBG Funding Ltd. of Fixed/Floating Rate Preferred Securities, which are eligible to be considered Tier I capital but which currently are partially accounted for as Tier I and partially accounted for as Tier II capital, due to certain thresholds set by the Bank of Greece.

        On June 6, 2008, the Board of Directors of the Bank approved the issuance of 25 million non-cumulative non-voting redeemable preference shares, which were offered in the form of ADRs in the United States, at a price of USD25 per preference share (equivalent to €16.11 on the date of the issuance). The total proceeds of the offering amounted to USD625 million or €402.6 million. The annual dividend rate is set to USD2.25 per preference share.

        On July 31, 2008, the Bank issued €1,340 million secured floating rate notes due in June 2035, which are backed by corporate collateralized debt obligations. The notes comprise €975 million class A notes with interest paid quarterly at a rate of three-month EURIBOR plus 0.30% and €365 million class B notes with interest paid quarterly at a rate of three-month EURIBOR plus 2.5%. The class A notes have been rated "A1" by Moody's, were repurchased by the Bank by means of a private placement at the issue price and subsequently were listed for trading on the Luxembourg Stock Exchange. The class A notes will be used as security for obtaining liquidity from the ECB via the Bank of Greece. The Bank retains the option to call the notes on any interest payment date and reissue a new series or sell the notes to investors.

        On August 4, 2008, the Bank entered into a €500 million Schuldscheindarlehen loan agreement with lenders Bayerische Hypo-und Vereinsbank AG and Bayerische Landesbank; each lender provided half of the loan facility amount. The Bank exercised its right to borrow €500 million under the facility on the same date. The facility matures on August 4, 2010, and interest payments are due every six months during the term of the loan. The interest payable is equal to EURIBOR plus 0.36% plus certain costs. Under the terms of the Schuldscheindarlehen, the lenders are entitled to assign the loan without consent of the Bank, subject to certain restrictions.

        On November 28, 2008, the Bank issued two series of covered bonds each for €1 billion, with a maturity of five and six years, respectively (with a one-year extension option), at the ECB's annual interest rate plus a margin of 0.65% and 0.70%, respectively. The issue forms part of the Bank's €10 billion covered bond program and is secured primarily by mortgage loans. The two covered bonds series have been rated "Aaa" by Moody's and "AAA" by Fitch and were repurchased by the Bank by means of a private placement at the issue price. The covered bonds were listed for trading on the Luxembourg Stock Exchange, with a view to being placed with institutional investors. Until they are placed the bonds will be used as security for obtaining liquidity from the ECB via the Bank of Greece.

        On December 12, 2008, the Bank issued €1,768.9 million secured floating rate notes due in September 2020, which are backed by a pool of receivables arising from revolving consumer loans and credit card accounts. The issue comprises €1,500 million class A notes with interest paid monthly at a rate of one-month EURIBOR plus 0.30% and €268.9 million class B notes with interest paid monthly at a rate of one-month EURIBOR plus 0.60%. The class A notes have been rated "A" by Fitch, were repurchased by the Bank by means of a private placement at the issue price and subsequently were listed for trading on the Luxembourg Stock Exchange. The class A notes will be used as security for obtaining liquidity from the ECB via the Bank of Greece. The Bank retains the option to call the notes on any interest payment date and reissue a new series or sell the notes to investors.

Recent Financings

        On February 26, 2009, the Bank issued through a Special Purpose Entity €5,100 million floating rate asset backed notes due September 2039. The notes pay interest semi-annually on the 20th day of each March and September commencing in September 2009 and at a rate of six-month EURIBOR plus 0.50% per annum. The notes have been rated "A1" by Moody's, were repurchased by the Bank by means of a private placement at the issue price and subsequently were listed for trading on the Luxembourg Stock Exchange. The notes will be used as security for obtaining liquidity from the ECB via the Bank of Greece. The Bank retains the option to call the notes on any re-novation date or on any optional redemption date (as detailed in the related prospectus) and reissue a new series or sell the notes to investors.

        On June 18, 2009, the Bank's Board of Directors convened and approved a rights issue that will increase the Bank's share capital by €551,838,075, with payment in cash, through the issuance of 110,367,615 ordinary shares of nominal values €5 each, by way of pre-emptive rights for existing shareholders, at a subscription ratio of 2 new shares for every 9 shares held by existing shareholders. The subscription price for the new shares is €11.30 each and the total proceeds (before deduction of commissions, fees and other expenses) will be approximately €1,247 million.

Financings under the Hellenic Republic Bank Support Plan

        We have participated in two of the three pillars of the Hellenic Republic bank support plan. Pursuant to the preference share facility, on January 22, 2009 at an Extraordinary General Meeting, the Bank's shareholders approved the issue and sale to the Hellenic Republic of 70 million redeemable preference shares at par value of €5 each. These preference shares bear a fixed return of 10% per annum. As consideration, the Hellenic Republic contributed to the Bank an amount of Greek government bonds with a market value of €350 million as of May 21, 2009. These bonds have a coupon equal to six-month EURIBOR plus 1.3%.

        Under the government-guaranteed short-term borrowings facility, on June 4, 2009, we issued €500 million of floating rate notes bearing interest of three-month EURIBOR plus 0.25%, due in December 2009.

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

Risk Management Governance

        The Group aims to adopt best practices regarding risk management governance, taking into account all relevant guidelines and regulatory requirements, as set by the Basel Committee on Banking Supervision, the Committee of European Banking Supervisors, the Bank of Greece and the CMC, as well as any decisions of the competent authorities supervising the Group's entities.

        The Group's risk governance framework comprises a number of different constituents. Our risk management organization structure is designed to ensure the existence of clear lines of responsibility, the efficient segregation of duties and the prevention of conflicts of interest at all levels. In particular, the Board of Directors has established a Risk Management Committee overseeing all risk management functions across the Group. All risk management and credit units at Group level, including the Group Risk Management Division ("GRMD"), report to the Group Chief Risk Officer. A separate compliance function oversees all internal and external compliance matters, such as applicable laws and regulations as well as accounting standards. The Internal Audit—Inspection Division, which reports directly to the Board of Directors through the Audit Committee, complements the risk management framework and acts as an independent reviewer, focusing on the effectiveness of the risk management framework and control environment.

Risk Management Committee

        Group risk management policies are approved by the Risk Management Committee, the members of which are the Chief Executive Officer, the Deputy Chief Executive Officer and one non-executive member of the Board of Directors. The Risk Management Committee is responsible for all strategic risk management decisions including the approval and review of risk strategy, policies and capital adequacy and allocation as well as oversight of the Group Risk Management Division.

Group Risk Management Division ("GRMD")

        The GRMD seeks to protect the Group against unforeseen losses and to maintain earnings stability through independent identification and assessment of risks. It has used a framework for evaluating risks under best banking practices for risk management, producing transparent, objective and consistent risk management information as the basis for organizing the Group structure. Its role in maximizing the Bank's earnings potential involves measuring performance on a risk-adjusted basis and allocating capital accordingly. In addition, the GRMD is responsible for providing the Risk Management Committee and the Executive Committee with accurate data and analysis required for measuring, monitoring and managing risks and for supporting the implementation of risk management decisions.

        The GRMD undertakes to do the following:

  •
  Analyze, measure, monitor, control and report to management all significant on- and off-balance sheet risks undertaken at the Bank and the Group level;

  •
  Adopt risk management policies with regard to significant credit, market, operational and other risks undertaken by the Bank and the Group;

  •
  Evaluate the regulatory and internal capital that is required in respect of all aforementioned risks and estimating all relevant capital ratios of the Bank and the Group;

  •
  Establish a framework for undertaking risk applicable to all levels of management and collective bodies of the Bank and the Group; and

  •
  Guide decision-making processes at the Group level by providing the necessary risk management-related evaluation.

        Group risk management policies are approved by the Risk Management Committee. For more information on the Risk Management Committee see Item 6.C, "Directors, Senior Management and Employees—Board Practices—Board Committees".

Asset and Liability Committee

        Our asset and liability management policy is designed to structure our balance sheet in order to control exposure to liquidity, interest rate and exchange rate risks, as well as to enable us to take advantage of market opportunities which we believe may contribute to our profitability.

        Although the asset and liability management policies of the Bank and the other subsidiaries in the Group are currently planned and implemented separately, the Bank's Asset and Liability Committee ("ALCO") sets the guidelines for asset and liability management used by our subsidiaries and supervises its implementation. ALCO meets monthly and is comprised of the Chief Executive Officer and Deputy Chief Executive Officer of the Bank and the General Managers and managers of the Bank involved in the asset allocation functions. Day-to-day asset and liability management is delegated to the Treasury, which is divided into several operating units. The subsidiaries in the Group follow asset and liability management policies similar to those of the Bank.

        The members of ALCO are:

  •
  Takis Arapoglou (Chairman)

  •
  Ioannis Pechlivanidis (member)

  •
  Anthimos Thomopoulos (member)

  •
  Paul Mylonas (member)

  •
  Petros Christodoulou (member)

  •
  Michael Oratis (member)

  •
  Demetrios Lefakis (member)

  •
  Ioannis Kyriakopoulos (member)

  •
  Leonidas Fragiadakis (member)

Internal Audit

        The Group Internal Audit—Inspection Division ("IAID") conducts objective assurance and consulting activities designed to add value and improve operations. It contributes to the achievement of corporate objectives by (a) bringing a systematic, disciplined approach to the evaluation of the effectiveness of risk management, internal controls and corporate governance, (b) recommending appropriate measures to improve their efficiency and effectiveness, and (c) monitoring the implementation of corrective actions.

        IAID is administratively independent from other Bank and Group units. The Chief Audit Executive holds the General Manager position of the Bank and is assigned or discharged only by the Board of Directors, after recommendation by the Audit Committee and the Bank's CEO; any such change is communicated to the Bank of Greece. The Chief Audit executive reports on the IAID's activities directly to the Audit Committee on a monthly basis and quarterly to the Board of Directors of the Bank, through the Audit Committee.

Liquidity Risk Management

        Liquidity risk is defined as the current or prospective risk to earnings and capital arising from the institution's inability to meet its liabilities when they come due without incurring unacceptable losses. It reflects the potential mismatch of payment obligations to incoming payments, taking into account unexpected delays in repayments (term liquidity risk) or unexpectedly high payment outflows (withdrawal/call risk). Liquidity risk involves both the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates and the risk of being unable to liquidate a position in a timely manner on reasonable terms.

        Liquidity risk management seeks to ensure that the liquidity risk of the Bank is measured properly and maintained within acceptable levels. Even under adverse conditions, the Bank should have access to funds necessary to cover customer needs, maturing liabilities and capital requirements.

        ALCO monitors the gap in maturities between assets and liabilities, as well as the funding requirements, based on various assumptions, including conditions that might have an adverse impact on the Bank's ability to liquidate investments and trading positions and its ability to access the capital markets.

        The Group's principal source of liquidity is its deposit base and, to a lesser extent, interbank borrowings and long-term debt. Deposits provide us with sufficient euro and foreign currency liquidity to fund its operations and treasury positions. The Group also derives liquidity from the interbank market, from long-term debt and other borrowed funds, from its ongoing business operations and from disposals of securities and other assets. For more information on other borrowed funds and long-term debt of the Group see Notes 23 and 26 to the US GAAP Financial Statements included in this Annual Report.

        As at December 31, 2008, approximately 6.3% of the Group's deposits were demand deposits with no specified maturity. Approximately 31.6% of the Group's loans with customers had a maturity of less than one year. Loans to customers with maturities in excess of five years represented 41.5% of the Group's total loan portfolio.

Interest Rate Risk in the Banking Book

        Exposure to interest rate risk in the banking book arises from repricing mismatches between assets and liabilities.

        The Group maintains measurement, monitoring and control functions for interest rate risk in the banking book, including:

  •
  measurement systems of interest rate risk that capture all material sources of interest rate risk and that assess the effect of interest rate changes in ways that are consistent with the scope of the Group's activities;

  •
  measurement of vulnerability to loss under stressful market conditions;

  •
  processes and information systems for measuring, monitoring, controlling, and reporting interest rate risk exposures in the banking book; and

  •
  a documented policy regarding the management of interest rate risk in the banking book.

Assets and Liabilities by Currency Denominations

        The following table sets forth the assets and liabilities and shareholders' equity by those denominated in euro and those denominated in other currencies for the Group under U.S. GAAP at December 31, 2006, 2007 and 2008.

	Year ended December 31,
	2006			2007			2008
	EUR	Other Currency	Total	EUR	Other Currency	Total	EUR	Other Currency	Total
	(in thousands)
Assets:
Cash and due from banks	1,087,724	776,250	1,863,974	3,328,113	898,655	4,226,768	1,122,727	417,443	1,540,170
Deposits with central bank	1,644,698	465,493	2,110,191	1,754,171	617,974	2,372,145	1,774,108	1,108,372	2,882,480
Securities purchased under agreements to resell	2,385,914	12,183	2,398,097	1,180,369	235,319	1,415,688	559,915	97,155	657,070
Interest bearing deposits with banks	511,735	1,760,308	2,272,043	945,383	832,039	1,777,422	1,194,381	556,135	1,750,516
Money market investments	168,653	199,000	367,653	54,603	199,431	254,034	156,669	84,588	241,257
Trading assets	12,353,815	328,338	12,682,153	11,736,528	634,798	12,371,326	1,790,879	265,710	2,056,589
Derivative assets	169,093	155,920	325,013	281,310	53,473	334,783	1,151,898	402,442	1,554,340
Available-for-sale securities, at fair value	2,564,009	1,591,057	4,155,066	2,102,361	2,447,866	4,550,227	9,547,196	2,703,645	12,250,841
Held to maturity securities	—	—	—	—	—	—	130,548	—	130,548
Equity method investments	228,521	6,049	234,570	72,071	3,636	75,707	52,931	4,057	56,988
Loans	34,215,388	9,541,455	43,756,843	41,011,845	14,548,647	55,560,492	55,447,626	15,019,418	70,467,044
Less: Allowance for loan losses	(960,751)	(264,006)	(1,224,757)	(837,118)	(295,834)	(1,132,952)	(978,365)	(254,261)	(1,232,626)
Net loans	33,254,637	9,277,449	42,532,086	40,174,727	14,252,813	54,427,540	54,469,261	14,765,157	69,234,418
Goodwill, software and other intangibles	609,599	1,949,897	2,559,496	3,736,807	460,686	4,197,493	375,663	3,459,440	3,835,103
Premises and equipment net	614,064	336,498	950,562	599,113	417,289	1,016,402	726,943	363,859	1,090,802
Customers' liability on acceptances	—	—	—	—	—	—	—	—	—
Accrued interest receivable	502,686	197,974	700,660	579,474	264,201	843,675	845,675	412,267	1,257,942
Other assets	2,032,918	529,256	2,562,174	2,303,149	722,092	3,025,241	2,677,747	561,210	3,238,957
Assets classified as held for sale	—	—	—	72,197	—	72,197	71,154	—	71,154

Total assets	58,128,066	17,585,672	75,713,738	68,920,376	22,040,272	90,960,648	76,647,695	25,201,480	101,849,175

	Year ended December 31,
	2006			2007			2008
	EUR	Other Currency	Total	EUR	Other Currency	Total	EUR	Other Currency	Total
	(in thousands)
Liabilities and Shareholders' Equity:
Total deposits	42,316,605	13,569,480	55,886,085	49,594,839	17,278,043	66,872,882	62,548,307	17,974,478	80,522,785
Securities sold under agreements to repurchase	2,961,896	75,607	3,037,503	3,325,770	183,755	3,509,525	1,571,727	185,426	1,757,153
Other borrowed funds	2,004	293,239	295,243	37,365	436,301	473,666	297,847	239,468	537,315
Acceptances outstanding	—	—	—	—	—	—	—	—	—
Accounts payable, accrued expenses and other liabilities	1,848,937	2,039,637	3,888,574	3,269,363	1,780,443	5,049,806	4,184,576	1,436,091	5,620,667
Long-term debt	1,950,829	2,494,736	4,445,565	2,670,303	2,755,016	5,425,319	2,605,354	1,779,669	4,385,023
Insurance reserves	1,679,442	54,124	1,733,566	1,874,047	50,252	1,924,299	1,998,121	34,636	2,032,757
Liabilities classified as held for sale	—	—	—	11,468	—	11,468	6,322	—	6,322

Total liabilities	50,759,713	18,526,823	69,286,536	60,783,155	22,483,810	83,266,965	73,212,254	21,649,768	94,862,022
Minority interests	33,671	754,974	788,645	405,385	369,268	774,653	730,859	194,289	925,148
Total shareholders' equity	5,381,916	256,641	5,638,557	6,002,522	916,508	6,919,030	5,150,609	911,396	6,062,005

Total liabilities and shareholders' equity	56,175,300	19,538,438	75,713,738	67,191,062	23,769,586	90,960,648	79,093,722	22,755,453	101,849,175

Capital Adequacy

        The capital adequacy ratios applicable to Greek banks conform to EU requirements, in particular the Own Funds Directive, the Solvency Ratio Directive and the Capital Adequacy Directive. See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece". It is the aim of the Bank to maintain a capital ratio in excess of the 8% ratio required by the Greek supervisory authority. At December 31, 2007, the Bank and the Group had €6,150 million and €4,881 million, respectively, of Tier I capital and €7,269 million and €5,427 million, respectively, of total capital, as calculated in accordance with Basel I. At December 31, 2008, the Bank and the Group had €6,832 million and €6,257 million, respectively, of Tier I capital and €7,645 million and €6,481 million, respectively, of total capital, as calculated in accordance with Basel II.

        The following table shows the EU capital adequacy ratios for the Bank and the Group at December 31, 2004, 2005, 2006, 2007 and 2008.

	Year ended December 31,
	2004		2005		2006		2007		2008
	Tier I	Total	Tier I	Total	Tier I	Total	Tier I	Total	Tier I	Total
Bank	10.3%	15.8%	9.3%	16.8%	15.9%	23.1%	14.5%	17.1%	14.5%	16.2%
Group	11.9%	14.8%	12.3%	15.2%	12.4%	15.6%	9.2%	10.3%	10.0%	10.3%

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

D.    Trend Information

        It is expected that during 2009, global economy will face many challenges. Time deposits interest rates have been gradually decreasing since the beginning of 2009, a trend which, if continued, will positively affect interest income. Furthermore, the credit spread on the Greek Government Bonds has been decreasing, a fact, which is expected to positively affect our results, since our portfolio includes a substantial position in Greek Government Bonds.

        Non-performing loans increased during the second half of 2008 and the first quarter of 2009, which resulted in increased provisions. If the economic conditions continue to deteriorate in the markets, in which the Group operates, the non-performing loans will further increase during 2009.

        Under the prevailing uncertainty, our ability to foresee the market conditions is significantly restricted, and therefore, any attempt to set long term targets is not expected to be significantly reliable.

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

        The Group's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

        The following tables summarize the Group's off-balance-sheet financial instruments, whose contract amounts represent credit risk, as of December 31, 2007 and 2008:

	2007	2008
	(EUR in thousands)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit:
Commercial and personal	18,541,224	17,905,459
Commercial real estate	76,541	81,463
Residential real estate	611,777	549,625
Commercial letters of credit	857,967	654,996
Standby letters of credit and financial guarantees written	6,550,513	6,282,576

Total	26,638,022	25,474,119

F.     Tabular Disclosure of Contractual Obligations

        Our contractual obligations as at December 31, 2008, can be summarized as follows:

	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	(EUR in thousands)
Time deposits(1)	41,648,784	262,541	42,511	188,535	42,142,371
Long-term debt(1)	1,967,856	1,040,248	639,817	1,525,517	5,173,438
Operating lease obligations	80,207	120,840	135,989	157,430	494,466
Insurance reserves(2)	818,217	207,332	194,365	812,843	2,032,757
Pension liability(3)	45,447	69,336	73,387	225,898	414,068
Put options of minority interest holdings(4)	—	—	—	201,360	201,360
Purchase obligations(5)	56,960	11,461	—	—	68,421

Total	44,617,471	1,711,758	1,086,069	3,111,583	50,526,881

(1)
Time deposits and long-term debt are calculated using contractual undiscounted cash outflows until maturity. Long-term debt includes the estimated interest payments on long-term debt obligations. Time deposits and long-term debt are discussed in Note 21 & Note 26 accordingly, to the US GAAP Financial Statements.

(2)
Insurance obligations are calculated based on the maturity of the reserves. Insurance reserves are discussed in Note 25 to the US GAAP Financial Statements.

(3)
Funded and unfunded obligations related to pensions are based on the current estimate of future obligations under the plans. Pension plans are discussed in Note 38 to the U.S. GAAP Financial Statements.

(4)
Put options of minority interest holdings is measured at fair value, using valuation techniques based on best estimates available to management.

(5)
Obligations that are legally binding agreements whereby we agree to purchase products or services with a specific minimum quantity defined at a fixed, minimum or variable price over a specified period of time are defined as purchase obligations. Purchase obligation includes mainly commitments relating to purchase lease equipments, constructions projects and capital investments.

G.    Safe Harbor

        See "Special Note Regarding Forward-Looking Statements" in the introduction to this Annual Report.

ITEM 6    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Board of Directors and Senior Management

        The Chief Executive Officer is responsible for the management of the Bank, under the supervision of the Board of Directors. The Board of Directors is composed of two executive members, and 14 non-executive members, of whom at least two must be independent in accordance with the provisions of Greek Law 3016/2002, and one of whom is Hellenic Republic representative pursuant to the terms of our participation in the Hellenic Republic bank support plan (see also Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Plan for the Support of the Liquidity of the Greek economy". The Chief Executive Officer and Deputy Chief Executive Officer of the Bank also serve as Directors and are the Chairman and Vice-Chairman of our Board, respectively. Directors are elected by the shareholders at the annual General Meeting for a term of three years and may be re-elected.

Board of Directors

        The Board of Directors meets as required by Greek law and the Bank's Articles of Association and is convened either by its Chairman or at the request of any two Directors. The quorum for a Board of Directors meeting is a majority of all Directors. Resolutions are adopted by majority vote of those present and those who have submitted proxies. Each Director has one vote but may also represent one other director by written proxy.

        Following the General Meeting held on May 25, 2007, the election of Mr. Panagiotis Drosos in the place of Mr. Ploutarchos Sakellaris by the Board of Directors on August 28, 2008, the election of Mr. Theodoros Abatzoglou in the place of Mr. George I. Mergos by the Board of Directors on February 26, 2009, and the election of Mr. Alexandros Makridis by the Board of Directors on February 26, 2009 as the government representative under the terms of the Hellenic Republic bank support plan, the Board of Directors is now as follows :

Executive Members
Efstratios-Georgios (Takis) A. Arapoglou	Chairman of the Board and Group CEO
Ioannis G. Pechlivanidis	Vice Chairman and Deputy Group CEO
Non-Executive Members
Ioannis C. Yiannidis	Professor, University of Athens Law School and Legal Counselor
Georgios Z. Lanaras	Shipowner
Achilleas D. Mylonopoulos	Employees' representative, General Secretary of the Greek Federation of the Employee Bank Union (O.T.O.E.)
Ioannis P. Panagopoulos	Employees' representative, Chairman of Greek General Confederation of Labour
Stefanos G. Pantzopoulos	Business consultant, former Certified Auditor

Independent Non-Executive Members
H.E. the Metropolitan of Ioannina Theoklitos	Bishop of the Greek Orthodox Church, Ioannina prefecture
Stefanos C. Vavalidis	Member of the Board of Directors, European Bank for Reconstruction & Development
Dimitrios A. Daskalopoulos	Chairman, Hellenic Federation of Enterprises (SEV)
Nikolaos D. Efthymiou	Shipowner
Theodoros I. Abatzoglou	Political Scientist—Pharmacist, Governor of IKA (Social Security Fund)
Constantinos D. Pilarinos	Economist, Chairman of the Association of Greek Former Members of the Hellenic and the European Parliament
Panagiotis C. Drosos	Economist, Member of the Board of Directors European Investment Bank (EIB)
Drakoulis K. Fountoukakos-Kyriakakos	Entrepreneur
Greek Government Representative
Alexandros N. Makridis	Economist

Senior Management

        Below are the curricula vitae of the Chief Executive Officer and Deputy Chief Executive Officer, as well as those of the principal managers running various businesses of the Bank.

Chairman—Chief Executive Officer

        Efstratios-Georgios (Takis) Arapoglou, born 1951, became Chairman and Chief Executive Officer of the Bank on March 19, 2004. He is a graduate of the University of Athens School of Mathematics and earned a BSc in Naval Architecture from the University of Glasgow and an MSc in Management from the Brunel University. From 1978 to 1991 he worked for Paine Webber, Citicorp Investment Bank and Chase Investment Bank in London specializing in debt and equity capital markets, derivatives and strategic consulting for multinational companies, financial organizations and governments in North America, Scandinavia and Western Europe. In 1991, he became President and Chief Executive Officer of the Ionian and Popular Bank of Greece Group. He was also appointed President of DIAS Interbanking Systems S.A., overseeing the completion of the project for Greek banks in 1993 (see "The Business of the NBG Group—Greek Banking Distribution Channels"). From 1994 to 1997, he served as General Manager of American Express-Greece and, in 1997, became General Manager of Citibank/Citigroup-Greece. In 2000, he joined Citigroup in London as Managing Director and Global Banking Industry Head, and from January to March 2004 he was Senior Advisor at Global Corporate and Investment Bank of Citigroup, based in London.

        He has served as a member of the Supervisory Boards of Citibank-Sweden from 1984 to 1985 and Chase Manhattan Bank-Finland from 1989 to 1990; as a Director of the Hellenic Bank Association from 1991 to 1993 and the Egyptian American Bank, an American Express subsidiary in Egypt, from 1994 to 1996; and as a member of the Asset and Liability Committee of Citigroup Europe. Since 2005, he has served as President of the Hellenic Banks Association.

Vice-Chairman and Deputy Chief Executive Officer

        Ioannis Pechlivanidis, born 1953, was appointed Vice-Chairman and Deputy Chief Executive Officer of the Bank on April 22, 2004. He holds a BA in Economics from Wesleyan University and an MSc in Economics from the London School of Economics. He worked at First National Bank of Chicago from

1980 to 1989. Subsequently, he took the role of Loan Manager at Bank of America in Athens. In 1990, he joined Xiosbank S.A., becoming General Manager in 1997. In 1999, he was appointed to the post of Deputy Managing Director of Piraeus Bank and later became Managing Director of Millennium Bank in Athens. Since 2003, until taking up his current appointment, he held the post of first Vice-Chairman of Bank Post (a subsidiary of Eurobank EFG in Romania).

Key Management

        Dr. Omer A. Aras, born 1954, is Vice-Chairman of the Finansbank's Board of Directors and Chief Executive Officer of Finansbank. Dr. Aras graduated from the Istanbul Academy of Economic and Commercial Sciences, Department of Economics. He received an MBA and a PhD in Business Administration from Syracuse University. Over the next three years, he was a faculty member at the Business Administration Department of Ohio State University and worked as a consultant. Between 1984 and 1987, he served as Credit Marketing Manager and Credit Committee Member at Citibank and worked as the Head of Yapi Kredi Securities. Dr. Aras participated in the founding of Finansbank in 1987 and served as Assistant General Manager for two years, as General Manager for six years and as an Executive Board Member of Finansbank and Vice-Chairman of Fiba Holding from 1989 to 2006. Between 2003 and 2007 he also served as Board Member of the Turkish Industrialists' Businessmen's Association.

        Doucas J. Palaiologos, born 1952, is Chairman and Managing Director of EH. Mr. Palaiologos was professionally trained in the United Kingdom from 1970 to 1972 by Century Insurance Co. Ltd. and Glanvil Enthoven Insurance Brokers, and since 1972 he has worked continuously for Hellenobretaniki Insurance Company. He served as Chairman and Managing Director of Hellenobretaniki, Vice-President of Palmafone Hellenic Mobile Communications and President of Unifon Company. He also served as Vice-President of ICAP S.A. and has been a Board Member of Air Liquide and IOBE. Mr. Palaiologos also served as Chairman of the Association of Insurance Companies—Greece for several periods between 1989 and 2007, and he was Secretary General from 2003 to 2004. Currently, he is the Chairman of the Association of Greek Insurance Companies. Additionally, Mr. Palaiologos is the Chairman of the Board of Directors for the following companies: Garanta Insurance Company (Romania), Ethniki Insurance Company (Cyprus) and National Insurance Brokerage S.A. He holds a law degree from Athens Law School and an MBA from INSEAD Fountainebleau; additionally, he is a Fellow of the Chartered Insurance Institute.

        Marinos Stratopoulos, born 1964, is the President of the Executive Board of Vojvodjanska since its acquisition by the Group in December 2006. He started his career in banking in 1993 in Xiosbank S.A. and then served in several managerial positions in Piraeus Bank Group, Egnatia Bank Romania S.A., Egnatia Bank S.A. and National Bank of Greece a.d. Beograd. In parallel to his banking career, he worked from 1993 to 2000 as a part-time instructor in Accounting, Mathematics of Finance, Business Administration and Business Finance at the American College of Greece. He holds a Deck Officer Diploma from the Merchant Marine, a BSc in Business Administration from the American College of Greece and an MSc from the University of Lancaster.

        Hector Zarca, born 1959, is Managing Director and Chief Executive Officer of SABA. He joined the Bank in November 2001 as Chief Financial Officer and was elected as a member of the Board of Directors in August 2002, after which he was appointed to his present position in December 2003. He was previously Group Financial Director of Sasfin Holdings Limited for five years starting in August 1996 and, after seven years of service with the Standard Bank of South Africa Limited, rose to the position of Chief Financial Officer of Commercial Banking. Mr. Zarca obtained a Bcomm and Bacc from the University of the Witwatersrand and thereafter qualified as a chartered accountant in 1985.

        Stilian Vatev, born 1956, is the Chief Executive Officer and a member of the Board of Directors of UBB. He joined UBB in 1993 after serving in several managerial positions at the National Bank of Bulgaria. He is also a member of the Board of Directors of Interlease AD, Interlease Auto AD, UBB Asset Management AD and Bankservice AD. Mr. Vatev is the Chairman of the Board of Directors of UBB AIG Life Insurance Company AD and UBB AIG Insurance and Reinsurance Company AD and is a member of the SEE Regional Advisory Board of MasterCard—Europe. Mr. Vatev holds an MA in Finance and Credit from the University for National and World Economy, Sofia, Bulgaria and has attended several banking related programs in the United Kingdom, Switzerland and Japan.

        Gligor Bishev, born 1958, is the First General Manager of Stopanska Banka. He joined Stopanska Banka in 2000 after serving as Deputy Governor of the National Bank of FYROM. Mr. Bishev is an Associate Professor at the Faculty of Economics, Prilep, and Professor of Post-Graduate Studies at both the Faculty of Economics, Skopje and the Institute of Economics, Skopje. He advised on recent monetary reforms in FYROM as well as in several research projects in banking, monetary policy, applied economics, and economic development. He holds a PhD in Economics and has attended various seminars and training courses in Austria, the United Kingdom and Switzerland.

        Michalis Kokkinos, born 1944, is the Managing Director and has served as a member of the Board of Directors of NBG Cyprus since March 2007. He is also member of the Board of Directors of Ethniki Insurance (Cyprus) Ltd and represents the Bank as a member of the Board of Directors of the Association of Cyprus Commercial Banks. He has 42 years of experience in the banking sector and has held several senior managerial positions with the Group, as well as with Aspis Bank.

        Andreas Maragoudakis, born 1944, is the General Manager and Vice-Chairman of the Board of Directors of Banca Romaneasca S.A. He joined Banca Romaneasca in November 2004, after serving for one year as Risk Management Executive and Deputy Chief Executive Officer in Bancpost in Romania. His previous work experience includes managerial positions in various banks such as Alpha Bank S.A., Piraeus Bank and American Express Bank. Mr. Maragoudakis holds an MA in International Relations from Ottawa University, Canada. He has attended a number of seminars in Banking and Management.

General Managers

        In July 2002, the Board of Directors appointed General Managers whose roles are to supervise and coordinate the tasks of the Bank's divisions or groups of divisions. The General Managers, currently 16 in number, each report to the Chief Executive Officer and the Deputy Chief Executive Officer and are responsible for:

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

The General Managers responsible for core business lines are:

        Alexandros Tourkolias, born 1946, is the Executive General Manager of Corporate and Investment Banking and a member of the Bank's Credit Committee. Before joining the Bank in 1997, he worked for Bank of America in London and Piraeus for seven years. He then joined Bank of Nova Scotia in 1998 as Assistant General Manager for Greece. He is Chairman of the Board of Directors of NBG Cyprus, Vice Chairman of the Board of Directors of EH and a Director of UBB and other Bank affiliates. He holds a BSc in Political Sciences and Public Administration from Pantios School, a BSc in Law from the University of Athens, a Postgraduate Diploma in Shipping Administration Management

and Marine Insurance and Maritime Law and a Master's degree in Shipping Economics from the University of Wales in Great Britain. He is President of the Association of Banking and Financial Executives of Hellenic Shipping and is a member of the Piraeus Maritime Arbitration Committee.

        Petros Christodoulou, born 1960, is the General Manager of Treasury, Global Markets and Private Banking. Before joining the Bank in 1998, he worked in various positions in Global Markets for Credit Suisse First Boston and for Goldman Sachs. Additionally, at JPMorgan he led the derivatives desk, followed by the short-term interest-rate trading and emerging markets division in London as Managing Director. He is a member of the Investment Committee of EH and the Foundation for Economic and Industrial Research. He holds a BSc from the Athens School of Commerce and Economics and an MBA in International Financial Markets from Columbia University.

        Abraham-Minos Moissis, born 1962, is the General Manager of Retail Banking. Before joining the Bank, he was Group CEO of Interamerican Insurance Group. Mr. Moissis holds a BSc in Mathematics from the University of Athens and an MSc in Actuarial Science from Heriot Watt University, Edinburgh and is a Certified Actuary in Greece and Cyprus. He is Managing Director of NBGB and a member of the Board of Directors at EH and NBG Asset Management.

        Demitrios Dimopoulos, born 1947, is the General Manager of Corporate Banking. He is a Director of National P&K Securities, Ethniki Leasing, Astir Palace and Ethniki Factors S.A. He is alternate representative of the Bank at the Board of Directors of the Athens Chamber of Commerce and Industry and a member of the Central Advisory Committee of the Ministry of Finance. Mr. Dimopoulos holds a postgraduate degree in Economics from the University of East Anglia, United Kingdom.

The General Managers responsible for operations and support are:

        Anthimos Thomopoulos, born 1961, is the Chief Financial Officer and Chief Operations Officer. He joined the Bank in 1998 as Group Risk Director after serving as a managing partner of KPMG Greece. He is Chairman of the Board of Ethnoplan and Ethnodata, and Vice-Chairman and CEO of Astir Palace. He is a Director of EH, SABA, UBB, Finansbank, the Hellenic Deposit and Investment Guarantee Fund and ETAT, Ektenepol, Ethno Card, Standard Land Tourism and AEDAK Insurance Organization. He holds a BSc in Electrical Engineering from the University of Patras and master's degrees in Finance and Computer Science from the City University of London. He is a qualified ACA with the Institute of Chartered Accountants in England and Wales.

        Demetrios Lefakis, born 1960, is the Chief Risk Officer and a member of the Executive Committee. He is a Director of Finansbank, Vojvodjanska and National P&K Securities. Before joining the Bank, he served as an executive at Citigroup for twenty years, working in a variety of risk management, relationship management and product-related positions in Latin America, the United States and Asia Pacific. Mr. Lefakis graduated from Athens College in Greece in 1979. He majored in Economics and International Relations at the Johns Hopkins University, graduating magna cum laude and Phi Beta Kappa, and holds a graduate degree, magna cum laude, in International Economics and International Relations from the School of Advanced International Studies of the Johns Hopkins University.

        Michael Oratis, born 1957, is the General Manager of Risk Management. Before joining the Bank in 1999, he worked for Midland Bank, Bank of America, ABN AMRO Bank, Mytilinaios S.A. and Citibank as Country Treasurer. He is a Director of SABA and Double Regeneration S.A. He holds a BSc in Chemical Engineering from the National Technical University of Athens, an MSc in Industrial Engineering from Columbia University and an MBA in Finance and International Business from New York University.

        Agis Leopoulos, born 1968, is the General Manager of International. Before joining the Bank, he worked for three years to the European Commission in Brussels. He is the Chairman of Interlease and South African Bank of Athens and a Director of NBG Cyprus, Stopanska Banka, UBB,

Banca Romaneasca and Vojvodjanska. He graduated from Athens College and holds a BSc and MSc in Economics from London School of Economics.

        Petros Economou, born 1937, is General Counsel of the Bank, supervising both the Legal Department and the Compliance Department. He is also Vice-Chairman of Ethniki Kefalaiou S.A. He joined the Bank in September 2005 after having served as Manager of the Legal Division of Ionian and Popular Bank and American Express in Greece. Petros Economou holds a degree in Law from the University of Athens.

        Stavros Gatopoulos, born 1944, is the Head of Human Resources & Internal Communication of the Group. He joined the Bank in September 2005 after having served as a Human Resources Director of Employee Relations for Citigroup Europe. He is also the Chairman of NBG Training Center. He holds a BA in Economics from Athens University of Economics & Business and an MSc in Management from London School of Economics.

        Paul Mylonas, born 1958, is the Chief Economist, Chief Strategist and Head of Investor Relations, Secretary of the Executive Committee and member of ALCO. Before joining the Bank, he worked at the OECD and the IMF and taught at Boston University. He is a Director of the Foundation for Economic and Industrial Research and the Hellenic Center for Investment. Mr. Mylonas has a PhD from Princeton University and BSc from Brown University.

        George Paschas, born 1956, is the Chief Audit Executive of the Group. He is a member of the Institute of Internal Auditors and the Association of Certified Fraud Examiners. He is a graduate of the University of Piraeus, holding a degree in Business Management and a degree in Money & Foreign Exchange Markets.

        Nelly Tzakou-Lambropoulou, born 1962, is Group Chief Operations Officer. She is Chairman at Ethniki Factors, Vice-Chairman at Ethnodata, Ethnoplan and National P&K Securities. Before joining the Bank, Mrs. Tzakou was an executive at Eurobank EFG for seventeen years. She worked as Head of Operations Sector & Global Transaction Services. Mrs. Tzakou holds a degree in Economics from the University of Piraeus (scholarship awarded) and an MBA from the University of Wales & Manchester Business School, with honors.

        Lambros Papakonstantinou, born 1965, is the General Manager of Investment Banking. He is Chairman and CEO of Ethniki P&K Securities. He previously worked for Barclays Bank and ABN AMRO before founding P&K Securities, which was subsequently acquired by the Bank. Mr. Papakonstantinou holds an MSc in Chemical Engineering from NTUA and an MBA from INSEAD.

        Aristotelis Karytinos, born 1956, is the General Manager of Real Estate. He is also Chairman of Grand Hotel Summer Palace S.A., Hellenic Tourist Constructions S.A., Dionysos S.A., Mortgage-Tourist Protypos S.A., Pronomiouhos S.A and Genikon Apothikon Hellados, Chairman and CEO of NBG Property Services S.A., Vice-Chairman of Ektenepol and Propindex S.A and member of the Board of Directors of Astir Palace Vouliagmenis S.A. Before joining the Bank, he held senior positions within the Eurobank EFG Group, including Head of the Real Estate Group, Head of Mortgage Lending and CEO of Eurobank Properties REIC. His resume includes several years of service as manager of various companies in the public and private sector. Mr. Karytinos holds a PhD in finance from the University of Warwick, United Kingdom.

        Leonidas Fragkiadakis, born 1966, is the General Manager of Treasury and Global Markets. He is a member of the Board of National P&K Securities and the Chairman of the Hellenic Chapter of Forex Club/ACI. He obtained his Bachelors Degree in Economics from Trinity College, Cambridge University and his MBA from the Wharton School of the University of Pennsylvania. Prior to joining the Bank, he was employed by Credit Suisse First Boston, New York.

Assistant General Managers

        Andreas Athanasopoulos, born 1966, is Assistant General Manager in Retail Banking. He holds a PhD in Industrial and Business Studies from Warwick Business School, an MSc in Statistics and Operational Research from Essex University and a BSc in Mathematics from the University of Patras. He has worked as a professor at Warwick University (1991-1996) and at ALBA Graduate School. Before joining the Bank he served as a Manager in Marketing in Piraeus Bank and in Eurobank EFG as a Deputy General Manager of Small Enterprises.

        Demetrios Vrailas, born 1951, is Assistant General Manager of Information Systems. He holds a BSc in Mathematics from the University of Athens and an MSc from Loughborough University of Technology in the United Kingdom. He has previously worked in Alpha Bank as Assistant Manager in the Organization Division. He is a Director of Ethnodata S.A. and Ethnoplan S.A.

        Ioanna Katzilieri-Zour, born 1961, is Assistant General Manager in Retail Banking. She holds an MSc in Economics from the London School of Economics and a BSc in Economics from Bristol University. She joined the Bank in 2006 after having served as Assistant General Manager of Strategic Marketing at Eurobank EFG. She has also worked for Novabank, Telestet, Pepsico IVI and Procter & Gamble Hellas.

        Ioannis Kyriakopoulos, born 1959, is Assistant General Manager of Finance. He holds a BSc in Mathematics and Economics from the University of Athens and an MSc in Statistics and Operational Research from Loughborough University in the United Kingdom. He has worked at the Bank since 1977. From 2002 to April 2009, he was Manager in the Financial and Management Accounting Division. He is Chairman of the Board of Ethniki Ktimatikis Ekmetalefsis S.A. and Kadmos S.A., Vice-Chairman of Grand Hotel Summer Palace S.A. and Pronomiouhos S.A. Genikon Apothikon Hellados, Vice-Chairman in associated companies Larco S.A. and Planet S.A. and Director of Ethnoplan S.A., Ethnodata S.A., Ethniki Factors S.A., NBG Asset Management Mutual Funds S.A., ASTIR Palace Vouliagmenis S.A., EKTENOPOL Construction Company S.A., NBG Funding Ltd, NBGI Holding BV and the associated company Phosphoric Fertilizers Industry S.A.

        Antonios Marketos, born 1961, is Assistant General Manager in Retail Banking. He holds a BSc in Mathematics from the University of Thessaloniki. He is a Director of NBG Asset Management Mutual Funds S.A. and DIAS Interbanking Systems S.A., Hellenic Ombudsman for Banking-Investment Services and NBG Bancassurance S.A. Before joining the Bank he worked for Chios Bank, Eurobank Telesis Mutual Funds and Novabank.

        Spyridonas Mavrogalos, born 1968, is Assistant General Manager of Financial and Operations. He is a certified accountant and holds an MBA in Finance from the University of Nottingham and a BSc in Computer Information Systems from Deree College. Before joining the Bank he served as General Manager of Operations in Cosmote Group. He has also worked in Eurobank EFG in their Integration Office, Risk Management and Internal Audit divisions, at ABN Amro Bank N.V. and at KPMG.

        Theofanis Panagiotopoulos, born 1955, is Assistant General Manager in Corporate Banking. He holds a BSc from the University of Piraeus. He is a Director of Ethniki Leasing S.A., Ethniki Factors S.A. and General Cables Company S.A.

        Garyfallia Spyriouni, born 1963, is Assistant General Manager of Financial and Operations, supervising Tax issues of the Bank and the Group. Before joining the Bank in 2007, she served as partner at KPMG and also worked for Citibank. She holds a BSc in Business Administration from Athens University of Economics and Business and is a certified public accountant in Greece. She is a Director of NBG Factors S.A.

Executive Committees

Senior Executive Committee

        The Senior Executive Committee was established by Management's Act No. 145/2007 and is the supreme body of the Bank with approving authority. It may make decisions, under the authority vested in it by the Bank's Board of Directors, on issues regarding the implementation of the Bank's business plan which do not fall under the authority of other committees or Bank executives.

        The following are members of the Senior Executive Committee:

  •
  Takis Arapoglou (Chairman)

  •
  Ioannis Pechlivanidis

  •
  Anthimos Thomopoulos

  •
  Alexandros Tourkolias

  •
  Demetrios Lefakis

  •
  Abraham Minos Moissis

  •
  Omer Aras

Asset and Liability Committee

        For information regarding ALCO, please refer to Item 5.B, "Liquidity & Capital Resources—Asset and Liability Committee".

Executive Credit Committee

        The Executive Credit Committee was established by Management's Act No. 244/2008 and its purpose is to:

  •
  establish the limits for all the levels of credit approval;

  •
  approve loans of amounts exceeding pre-existing the limits set for the credit approval authorities;

  •
  implement new credit approval levels and review or abolish existing credit approval limits; and

  •
  amend the Credit Policy rules of the credit approval levels.

        The following are members of the Executive Credit Committee:

  •
  Takis Arapoglou (Chairman). Mr. Arapoglou's alternate is the Vice-Chairman and—Deputy Chief Executive Officer Ioannis Pechlivanidis

  •
  Alexandros Tourkolias

  •
  Demetrios Lefakis

B.    Compensation

        The table below sets forth information relating to compensation paid to the members of our Board of Directors, our General Managers and Assistant General Managers, for the year ended December 31, 2008 (excluding bonuses paid in respect of 2007):

Name	Position	Gross remuneration	Directors' fees	Total net remuneration(4)
		EUR	EUR	EUR
Efstratios-Georgios (Takis) A. Arapoglou(1)	Chairman of the Board and Group CEO	435,000	14,000	263,119
Ioannis G. Pechlivanidis	Vice Chairman of the Board and Deputy Group CEO	406,000	24,000	253,939
Ioannis C. Yiannidis	Director	49,184	34,000	56,848
Georgios Z. Lanaras	Director	—	36,760	28,138
Achilleas D. Mylonopoulos	Director	67,909	24,000	60,589
Ioannis P. Panagopoulos	Director	104,586	24,000	79,624
Stefanos G. Pantzopoulos	Director	—	210,750	167,492
H.E. the Metropolitan of Ioannina Theoklitos	Director	—	24,000	18,712
Stefanos C. Vavalidis	Director	—	44,000	43,472
Dimitrios A. Daskalopoulos(1)	Director	—	19,000	15,022
Nikolaos D. Efthymiou	Director	—	37,333	28,552
Constantinos D. Pilarinos	Director	—	24,000	18,712
Panagiotis C. Drosos	Director	—	6,667	4,920
Ploutarchos K. Sakellaris(2)	Director	—	27,334	21,172
Georgios I. Mergos(2)	Director		34,000	26,092
Drakoulis K. Fountoukakos-Kyriakakos	Director	—	44,000	33,472
Stavros Gatopoulos	General Manager	292,333	—	181,271
Alexander Georgitsis(3)	General Manager	365,396	—	225,044
Demitrios Dimopoulos	General Manager	213,254	—	108,261
Anthimos Thomopoulos	General Manager	399,928	—	246,478
Aristotelis Karytinos	General Manager	344,833	—	214,110
Nelly Tzakou-Lambropoulou	General Manager	205,284	—	128,437
Demetrios Lefakis	General Manager	365,396	—	220,224
Agis Leopoulos	General Manager	248,534	—	134,695
Abraham-Minos Moissis	General Manager	242,813	—	129,442
Paul Mylonas	General Manager	292,390	—	149,702
Petros Economou	General Manager	309,919	—	194,361
Michael Oratis	General Manager	323,450	—	164,740
George Paschas	General Manager	292,335	—	148,797
Alexandros Tourkolias	General Manager	409,587	—	251,559
Leonidas Fragkiadakis	General Manager	241,674	—	154,500
Petros Christodoulou	General Manager	299,693	—	150,641
Demetrios Vrailas	Assistant General Manager	133,230	—	76,366
Ioanna Katzilieri-Zour	Assistant General Manager	160,908	—	101,812
Ioannis Kyriakopoulos	Assistant General Manager	127,716	—	73,423
Antonios Marketos	Assistant General Manager	168,314	—	90,801
Spyridonas Mavrogalos	Assistant General Manager	260,275	—	161,480
Theofanis Panagiotopoulos	Assistant General Manager	72,629	—	40,086
Garyfallia Spyriouni	Assistant General Manager	235,083	—	145,650

Total		7,067,653	627,844	4,611,755

(1)
From July 1, 2008, Mr Arapoglou and Mr Daskalopoulos have donated their directors' fees to the Bank's sponsorship activities.

(2)
Mr Sakellaris resigned in August 2008 and was replaced by Mr Drosos, while Mr Mergos resigned and was replaced by Mr Abatzoglou in February 2009.

(3)
Resigned in December 2008.

(4)
Net of employee contributions and taxes.

        Total remuneration with respect to our Directors, General Managers and Assistant General Managers set forth above comprises salaries, fees and other short-term benefits. We also made total contributions of €1.5 million to the relevant pension funds with which those persons are insured.

        In addition the amounts set forth in the table above, those persons received a bonus payment in 2008 in respect of 2007. Bonus payments for the Group's Chairman and Vice Chairman were approved by the Board of Directors upon recommendation by our Human Resources and Remuneration Committee.

Name	Position	Net bonus for 2007
		EUR
Efstratios-Georgios (Takis) A. Arapoglou	Chairman of the Board and Group CEO	800,000
Ioannis G. Pechlivanidis	Vice Chairman of the Board and Deputy Group CEO	675,000
Ioannis C. Yiannidis	Director	10,000
Achilleas D. Mylonopoulos	Director	450
Ioannis P. Panagopoulos	Director	450
Stavros Gatopoulos	General Manager	300,000
Alexander Georgitsis	General Manager	400,000
Demitrios Dimopoulos	General Manager	150,000
Anthimos Thomopoulos	General Manager	550,000
Nelly Tzakou-Lambropoulou	General Manager	200,000
Demetrios Lefakis	General Manager	400,000
Agis Leopoulos	General Manager	240,000
Abraham-Minos Moissis	General Manager	200,000
Paul Mylonas	General Manager	300,000
Petros Economou	General Manager	300,000
Michael Oratis	General Manager	200,000
George Paschas	General Manager	300,000
Alexandros Tourkolias	General Manager	400,000
Leonidas Fragkiadakis	General Manager	370,000
Petros Christodoulou	General Manager	400,000
Andreas Athanasopoulos	Assistant General Manager	100,000
Ioanna Katzilieri-Zour	Assistant General Manager	90,000
Ioannis Kyriakopoulos	Assistant General Manager	130,000
Antonios Marketos	Assistant General Manager	100,000
Theofanis Panagiotopoulos	Assistant General Manager	80,000
Garyfallia Spyriouni	Assistant General Manager	108,200

Total		6,804,100

        In addition, in 2008 Finansbank paid to Dr Omer A. Aras, a member of the Group's Executive Board, total gross remuneration of €652,058 (corresponding to net compensation of €420,827), director's fees of €18,822 (corresponding to net fees of €11,707) and a bonus payment of €758,168 (corresponding to a net bonus payment of €488,260).

        According to the Bank's management, apart from the above amounts, our Directors, General Managers and Assistant General Managers are not entitled to any further monetary amounts from the Bank or our subsidiaries.

        We do not set aside or accrue amounts to provide pension, retirement or similar benefits for the Board of Directors or members of management apart from their participation in social security schemes. We do not have Directors' service contracts or other agreements that provide for benefits on termination of employment.

        For more information on related party transactions, see Note 32 of the U.S. GAAP Financial Statements included elsewhere in this Annual Report.

C.    Board Practices

        The following list summarizes the terms of office of the members of the Board of Directors of the National Bank of Greece.

Name	Start of Term	End of Term
Executive Members
Efstratios-Georgios (Takis) A. Arapoglou	March 17, 2004	2010
Ioannis G. Pechlivanidis	April 22, 2004	2010
Non-Executive Members
Ioannis C. Yiannidis	April 22, 2004	2010
Georgios Z. Lanaras	December 23, 1993	2010
Achilleas D. Mylonopoulos	August 30, 2006	2010
Ioannis P. Panagopoulos	June 28, 1994	2010
Stefanos G. Pantzopoulos	April 22, 2004	2010
Independent Non-Executive Members
H.E. the Metropolitan of Ioannina Theoklitos	June 28, 1994	2010
Stefanos C. Vavalidis	April 22, 2004	2010
Dimitrios A. Daskalopoulos	April 24, 2002	2010
Nikolaos D. Efthymiou	April 22, 2004	2010
Theodoros I. Abatzoglou	February 26, 2009	2010
Constantinos D. Pilarinos	April 22, 2004	2010
Panagiotis C. Drosos	August 28, 2008	2010
Drakoulis K. Fountoukakos-Kyriakakos	April 22, 2004	2010
Greek Government Representative*
Alexandros N. Makridis	February 26, 2009	2010

*
The term of the government-appointed Director will also be considered for renewal on that date but may terminate sooner if the government preference shares are repaid.

        The Bank's corporate governance practices closely follow the requirements imposed by the laws of Greece, the Bank of Greece, the CMC and other applicable regulations, as well as the Articles of Association of the Bank. As a foreign-listed entity with ADRs in the United States, the Bank also complies with the US legal and regulatory framework, SEC regulations and New York Stock Exchange rules. The most significant differences between the Bank's corporate governance practices, including the provisions of the Sarbanes Oxley Act, and those followed by US-based companies under the New York Stock Exchange listing standards have been posted on the Bank's website at the following address: www.nbg.gr.

        The Bank has recently adopted updated Corporate Governance Guidelines for the Board of Directors of the Bank and has enhanced its Compliance Regulatory Framework, as well as the responsibilities of the Bank's Risk Management Committee and the Group Risk Management Division. For details related to these bodies, see below under Item 5.B, "Liquidity and Capital Resources—Risk Management Governance".

        Certain improvements to our corporate governance framework that have been completed by the Bank's Corporate Governance and Nominations Committee, Human Resources and Remuneration Committee and Audit Committee are described below under Item 6.C, "Board Practices—Audit

Committee—Human Resources and Remuneration Committee Corporate Governance—Nominations Committee".

        Based on the corporate governance improvement plan adopted by the Board in 2007, the Bank renewed its commitment to further enhance its corporate governance practices in 2008, focusing on the following four integral areas of corporate governance: board procedural matters, board composition and remuneration, management oversight/group organization and relations with investors and shareholders.

        The most significant corporate governance objectives adopted and achieved in this improvement plan during 2008 were to:

  •
  adopt the 2009 Budget for the Bank and the Group based on the adopted Budget Policy, which furthers management's long-term strategic goals as outlined in the Bank's business plan.

  •
  amend the Terms of Reference of the Board of Directors and the Shareholder Services Division.

  •
  amend the Audit Committee Charter pursuant to the Bank of Greece Governor's Act 2577 of March 9, 2006, and the requirements of the Sarbanes Oxley Act.

  •
  hold seminars on risk management theory and risk topics for Directors within the scope of training and continuing education.

  •
  brief the Audit Committee on the progress of the Basel II Programme along with the performance of procedures for risk management and monitoring with respect to the current financial crisis.

  •
  present and discuss potential measures to be taken, based on the results of various stress test scenarios. These scenarios assumed the Bank's participation in the Hellenic Republic bank support plan.

Board Committees

  Audit Committee

        The Audit Committee of the Bank was established in May 1999, following the Act of the Governor of the Bank of Greece 2438/1998, and at present consists of five non-executive members of the Board of Directors, of which three are independent. The Bank's Board of Directors appoints the members of the Audit Committee for a one-year term. The Board of Directors of the Bank is responsible for appointing and replacing any member of the Audit Committee.

        The purpose of the Audit Committee is to:

  •
  review the preparation of the Bank's and the Group's financial statements and any additional material facts and information intended for disclosure;

  •
  submit recommendations to the Board in relation to the appointment of the external auditors, their fee levels, and their terms of engagement following appointment by the shareholders in a General Meeting;

  •
  monitor and control the independence, impartiality, objectivity and effectiveness of the external auditors;

  •
  monitor the independence and objectivity of the external auditors regarding the provision of non-audit services, and monitor the fairness of the auditors' fees;

  •
  review the effectiveness of the Bank's and the Group's internal control and compliance and inform the Board of Directors accordingly; and

  •
  monitor and control the independence, adequacy and effectiveness of the Internal Audit—Inspection Division of the Bank and the Group.

        All Audit Committee members fulfill the independence criteria for the purposes of US legislation.

        The following list sets forth the current members of the Bank's Audit Committee:

  •
  Georgios Lanaras (Chairman)

  •
  Stefanos Pantzopoulos (Audit Committee Financial Expert)

  •
  Nikolas Efthymiou (member)

  •
  Drakoulis Fountoukakos Kyriakakos (member)

  •
  Panagiotis Drosos (member)

  Disclosure and Transparency Committee

        In June 2003, the Disclosure and Transparency Committee was established. The purpose of the committee is to monitor the accuracy and adequacy of the information included in public announcements and in any publications issued by the Bank, including information submitted to the SEC.

        The following are the current members of the Disclosure and Transparency Committee:

  •
  Anthimos Thomopoulos (Chairman)

  •
  Petros Oikonomou

  •
  Alexandros Tourkolias

  •
  Agis Leopoulos

  •
  Abraham Minos Moissis

  •
  Petros Christodoulou

  •
  George Paschas

  •
  Michael Oratis

  •
  Paul Mylonas

  •
  Ioannis Kyriakopoulos

  Human Resources and Remuneration Committee

        The purpose of the Human Resources and Remuneration Committee ("HRR Committee") is to assist the Board of Directors in fulfilling its responsibilities with regards to attracting, retaining, developing and motivating executives and employees of the Bank, to develop a culture of fairly evaluating effort and rewarding performance and to develop and maintain a coherent system of values and incentives for human resource development throughout the Bank.

        In 2008, the HRR Committee evaluated the system of the Bank's stock option programs as well as the approach on remuneration for the Group's top executives in the light of the current financial crisis. For this purpose, the HRR Committee retained an external independent advisor with the aim of formulating an improved, transparent and meritocratic framework for setting pay that is closely linked to performance. In addition, the HRR Committee was briefed on the integration of employee relations at a Group level in Greece and abroad.

        All HRR Committee members fulfill the independence criteria for the purposes of applicable Greek law and were determined to be independent by the shareholders at the General Meeting held on May 25, 2007.

        The following list sets forth the current members of the Bank's HRR Committee:

  •
  Nikolaos Efthymiou (Chairman)

  •
  Dimitrios Daskalopoulos (member)

  •
  Drakoulis Fountoukakos Kyriakakos (member)

  Corporate Governance and Nominations Committee

        The purpose of the Corporate Governance and Nominations Committee (the "CGN Committee") is to assist the Board of Directors in ensuring that its composition, structure, policies and processes meet all relevant legal and regulatory requirements, to strive to achieve global corporate governance best practice standards and to facilitate the Board and management's work to increase the long-term value of the Bank.

        In 2008, the CGN Committee reviewed and amended the following: the Articles of Association of the Bank pursuant to Greek Law 3604/2007, the revised Audit Committee Charter, and the Terms of Reference of the Board of Directors and Shareholder Services Division in order to streamline the Division's duties as they transpire from the Bank's Articles of Association, the Corporate Governance Guidelines and the Charters of Board Committees. Finally, the CGN Committee approved and briefed the Board on the implementation of a Corporate Governance framework review for the Bank.

        The following list sets forth the current members of the CGN Committee:

  •
  Stefanos Vavalidis (Chairman)

  •
  Ioannis Yiannidis (member)

  •
  Dimitrios Daskalopoulos (member)

        On August 28, 2008, Mr. Dimitrios Daskalopoulos replaced Mr. Ploutarchos Sakellaris as a member of the Committee.

        Mr. Vavalidis and Mr. Daskalopoulos fulfill the independence requirements of applicable Greek law and have been determined to be independent by the shareholders at the General Meeting held on May 25, 2007.

  Risk Management Committee

        In July 2006, pursuant to the Bank of Greece Governor's Act 2577 of March 9, 2006, the Bank established the Risk Management Committee. The Risk Management Committee fulfills its responsibilities in accordance with its charter, including to:

  •
  develop and implement the Bank's risk assumption and capital management strategy in line with the business objectives;

  •
  control and provide guidance to the Group Risk Management Division;

  •
  approve and ensure the development and ongoing effectiveness of Bank's internal risk management policies;

  •
  determine the principles governing the Bank's risk management function;

  •
  regularly monitor the overall risk profile of the Bank and the Group and provide the Risk Management Division with guidance; and

  •
  ensure that our Board of Directors is adequately apprised of all matters relating to the Bank's risk assumption strategy, risk bearing capacity and risk profile in the exercise of its supervisory and strategy functions.

        Particular concerns of the Risk Management Committee are portfolio quality, market risk and operational risk. The Risk Management Committee reviewed various product programs and portfolios of our subsidiary banks outside of Greece, whose yields indicated a requirement for additional provisions to be made above anticipated levels. Subsequently, the Risk Management Committee approved measures to make the necessary provisions. In addition, the Risk Management Committee monitored liquidity risk and market risk indicators and reviewed the activities of ALCO.

        The Risk Management Committee places emphasis on capital adequacy issues. It approved a set of related risk management policies to assist the Group's effort in the implementation of Basel II rules within the timeframe stipulated by the Bank of Greece.

        The following list sets forth the current members of the Risk Management Committee:

  •
  Takis Arapoglou (Chairman)

  •
  Ioannis Pechlivanidis (member)

  •
  Stefanos Vavalidis (member)

D.    Employees

        As of December 31, 2008, the Bank employed a total of 13,593 staff of which 516 are occupied in the Bank's foreign branches, compared to 13,752 and 359 respectively, as of December 31, 2007. Additionally, the Group's subsidiaries in Greece and abroad employed approximately 22,996 employees as of December 31, 2008, compared to 20,871 as of December 31, 2007. We also employed approximately 400 temporary employees Group-wide during 2008. The table below sets forth average number of our employees by geographic location for 2008:

Country	Average number of Group employees (year-ended December 31, 2008)(1)
Greece	15,993
Turkey	10,470
Bulgaria	3,001
Serbia	2,621
Romania	1,638
FYROM	1,170
Albania	305
Cyprus	289
South Africa	170
United Kingdom	136
Egypt	63
United States	4

Total	35,860

(1)
The average number of employees on a Group-wide basis during the financial years ending December 31, 2006 & 2007 was 24,187 and 33,361 respectively.

        The table below sets forth the main categories of activity in which our employees were engaged, domestically and internationally, during 2008:

Division	Average number of Group employees (year-ended December 31, 2008)
Commercial and retail banking	33,132
Insurance	1,413
Investment banking	332
Asset management	102
Other Group companies	881

Total	35,860

        Approximately all of the Bank's staff are members of one of the various unions operating within the banking sector. A high level of union membership is common in most Greek industries. Each union that represents the Bank's employees is affiliated with a larger, general union of employees in the banking sector known as the Union of Greek Bank Employees ("OTOE"). OTOE, in turn, is part of a multi-industry union, the General Confederation of Greek Workers. Accordingly, almost all of our Greek employees, including those not employed in the banking sector, are ultimately affiliated with the General Confederation of Greek Workers. Collective bargaining arrangements were concluded in the past between representatives of the Greek banks and OTOE based on the Hellenic Republic's inflation estimates, and then implemented by each bank (including the Bank) in agreement with its own unions. On July 30, 2008, OTOE appealed to the Organization for Mediation and Arbitration ("OMED"). OMED settled the collective labor agreement applicable for all banks for one year specifying a 3.5% salary increase from June 3, 2008, a further 2.5% salary increase from September 1, 2008 and a 2% increase from December 1, 2008. The Bank had provided a 3.0% increase for high level employees and 3.5% for low level employees as of January 1, 2008, consistent with its commitment to adopt the best case scenario between a collective arrangement and the unilateral announcement it had proceeded to on May 20, 2008. The Hellenic Bank Association appealed the decision of OMED, which is disputed by all banks, in the Greek courts of law.

        Like other Greek banks, the Bank has experienced a number of strikes and other industrial actions in the past over pension and wage issues. Bank employees throughout Greece went on strike twelve days in 2008 and two days in 2009 (up to June 30, 2009), largely in the protest against pension reforms passed by the Hellenic Republic in March 2008. Sporadic local strikes also took place during the above periods.

        In light of the Group's strategy to streamline its operations and maximize efficiency, voluntary retirement schemes have been implemented in the past and continue to be implemented. The Bank's subsidiary EH has implemented a voluntary retirement scheme which may affect up to 240 employees.

        Following legislation passed in April 2008, the Bank's main pension plan and the main pension branch of EH's post-retirement and health plan, both of which are defined-contribution plans, have been incorporated into the main pension branch of the state sponsored social security fund IKA -ETAM as of August 1, 2008. Pursuant to this legislation, the Bank will contribute €25.5 million into IKA - ETAM per year for 15 years starting from December 2009. The April 2008 legislation also prescribed that employer contributions made by the Bank to the existing funds that are to be merged into IKA - ETAM will be reduced every three years in equal increments starting from 26.5% in 2013 until they reach 13.3%. This rule applies to employees who joined any social security plan prior to January 1, 1993. Employer contributions made by EH to the existing funds that are to be merged with IKA - ETAM will also be reduced every three years in equal increments until they reach 13.3% (from 20.0%) for employers who joined any social security plan prior to January 1, 1993.

        In addition, in 2005 and 2006, the Hellenic Republic passed legislation permitting bank employee auxiliary pension schemes to merge with the new Insurance Fund of Bank Employees, known as ETAT ("ETAT"). The relevant legislation provides that, in connection with the merger of auxiliary schemes with ETAT, the relevant employer shall make a payment to ETAT solely in an amount to be determined by an independent financial report commissioned by the Ministry of Finance pursuant to this legislation. Subsequently, in April 2006 the Bank applied under Greek Law 3371/2005, as amended, to merge its Auxiliary Pension Fund into ETAT. For risks associated with the new pension reform legislation, see Item 3.D, "Risk Factors—We could be exposed to significant future pension and post-retirement benefit liabilities".

E.    Share Ownership

        At the General Meeting held on June 22, 2005, a stock option program was approved for the executive Directors, executive management and personnel of the Group ("Program A"). The maximum number of new ordinary shares to be issued under Program A was set at 2.5 million and adjusted to 3.5 million as a consequence of the four to ten share capital increase in 2006. Program A is set to last for five years and expires in 2010. Under the terms of Program A, the exercise price range is between €5.00 and 70% of the average market price for the ordinary shares over a period starting on January 1 of the financial year during which such rights were granted until and including the first exercise date.

        At the repeat General Meeting held on June 1, 2006, a new Group-wide stock option program was approved for the Bank's executive Directors, executive management and personnel of the Group ("Program B"). The maximum number of new ordinary shares to be issued under Program B was set at 2.5 million and adjusted to 3.5 million as a consequence of the four to ten share capital increase in 2006. Program B shall last five years and expires in 2011. Under the terms of Program B, the exercise price range is between €5.00 and 70% of the average market price for the ordinary shares over a period starting on June 2, 2006 until the date at which such rights are first exercised.

        At the repeat General Meeting held on June 28, 2007, the shareholders of the Bank approved a new Group-wide stock option plan for the Bank's executive Directors, executive management and personnel of the Group ("Program C"). Program C is set to last eight years and expires in 2015. The stock options must be granted up until 2010. The maximum number of new ordinary shares to be issued under the Program C was originally set at 12 million and adjusted to 12,479,495 shares on May 29, 2008 by a decision of the Bank's Board of Directors, as a consequence of the Bank's share capital increase by €95,399,190 through the issue of 19,067,838 new ordinary shares each having a nominal value of €5, that were issued to the Bank's shareholders free of charge in lieu of an additional dividend, in accordance with the resolution passed at the repeat General Meeting held on May 15, 2008. The maximum number of options that can be granted per year cannot exceed 1% of the total number of ordinary shares outstanding. The strike price shall be within the range of €5 to 85% of the average market price of the ordinary shares within the time period from January 1 of the year the options are granted until October 31 of that same year.

        In all three stock option programs, adjustments to the number of options not yet granted or exercised, the ordinary shares underlying those options, and the strike price for exercising those will be made to maintain the economic value of those options in cases where the Bank's share capital has changed.

        On November 29, 2006, the Board of Directors approved the issue of 2,992,620 share options under Program A. The exercise price was set at €23.8 per share. Within the five-year exercise period the vesting conditions were as follows:

  •
  15% of the options vested on November 30, 2006;

  •
  35% of the options vested on November 30, 2007; and

  •
  50% of the options vested on November 30, 2008.

        The vested options were exercisable between December 6 and December 15 for 2006 and are exercisable between December 1 and December 10 for each subsequent year until 2010. After that date any unexercised options are cancelled. The options are forfeited if the employee is fired with cause and may be forfeited or maintained pursuant to a discretionary decision of the Bank's Board of Directors if the employee resigns from the Group before the options are exercised.

        On November 1, 2007, the Board of Directors approved the issue of a further 496,500 share options under Program A at the original exercise price. Within the four-year exercise period the vesting conditions were as follows:

  •
  15% of the options vested on November 30, 2007;

  •
  35% of the options vested on November 30, 2008; and

  •
  50% of the options will vest on November 30, 2009, subject to the beneficiary remaining with the Group.

        Pursuant to a decision of the Bank's Board of Directors dated May 29, 2008, the exercise price under Program A has been readjusted to €22.88 per share instead of the original exercise price of €23.80 due to the issue of new shares and the subsequent share capital increase of the Bank approved at the repeat General Meeting held on May 15, 2008.

        On November 1, 2007, the Board of Directors approved the issuance of 3,014,100 share options under Program B. The exercise price was originally set at €23.00 per share. Pursuant to the decision of our Board of Directors dated May 29, 2008, the exercise price for shares under Program B was adjusted to €22.12 as a result of the issue of new ordinary shares and the subsequent share capital increase resolved by the shareholders of the Bank at the General Meeting held on May 15, 2008. Within the five-year exercise period the vesting conditions were as follows:

  •
  15% of the options vested on November 30, 2007;

  •
  15% of the options vested on May 31, 2008;

  •
  30% of the options would have already vested on May 31, 2009, had the beneficiary remained with the Group and had the minimum target earnings per share for 2008 been met, as determined by the Bank's Board of Directors

  •
  40% of the options will vest on May 31, 2010 subject to the beneficiary remaining with the Group and to the achievement of a minimum target earnings per share for 2009, as determined by the Bank's Board of Directors.

        The vested options were and are exercisable as follows:

  •
  Between December 3 and December 10, 2007 (the first exercise period): up to 15% of the options;

  •
  Between June 1 and June 10, 2008 (the second exercise period): up to 30% of the options;

  •
  Between June 1 and June 10, 2009 (the third exercise period): up to 60% of the options, subject to the above conditions;

  •
  Between June 1 and June 10, 2010 (the fourth exercise period): up to 100%, subject to the above conditions; and

  •
  Between June 1 and June 10, 2011 (the fifth exercise period): up to 100%, subject to the above conditions.

        After June 10, 2011, the unexercised options are cancelled. The options are forfeited if the employee is fired with cause and may be forfeited or maintained pursuant to a discretionary decision of the Bank's Board of Directors if the employee resigns from the Group before the options are exercised.

        At the General Meeting held on May 25, 2007, the shareholders of the Bank approved the distribution to the Bank's staff of bonus shares with the issuance of 350,000 new ordinary shares of a par value of €5, by capitalizing profits of €1.75 million, resulting in a share capital increase of an equal amount. For a period of three years following their issuance, such new ordinary shares may be transferred only pursuant to approval granted at the General Meeting.

        On May 29, 2008, our Board of Directors resolved, inter alia:

  •
  to cancel 25,000 stock options under Program A and 53,950 stock options under Program B whose beneficiaries left the Group; and

  •
  to maintain 22,500 unexercised stock options under Program A and 1,725 unexercised stock options under Program B which relate to the second exercise period (June 2008), while canceling the remaining stock options under Program B

        As at the date hereof, the Bank has issued an aggregate of 1,467,710 ordinary shares under Program A and 791,545 ordinary shares under Program B.

        The table below sets forth the number of Ordinary Shares held by the members of our Board of Directors, our General Managers and Assistant General Managers as at June 2, 2009:

Name	Position	Ordinary Shares held
Efstratios-Georgios (Takis) A. Arapoglou	Chairman of the Board and Group CEO	31,200
Ioannis G. Pechlivanidis	Vice Chairman of the Board and Deputy Group CEO	59,136
Ioannis C. Yiannidis	Director	1,774
Achilleas D. Mylonopoulos	Director	1,179
Ioannis P. Panagopoulos	Director	793
Stefanos G. Pantzopoulos	Director	12,008
H.E. the Metropolitan of Ioannina Theoklitos	Director	4,957
Dimitrios A. Daskalopoulos	Director	200,023
Nikolaos D. Efthymiou	Director	8,698
Alexandros N. Makridis	Director	3,000
Stavros Gatopoulos	General Manager	36,476
Demitrios Dimopoulos	General Manager	11,720
Anthimos Thomopoulos	General Manager	10,500
Nelly Tzakou-Lambropoulou	General Manager	1,026
Demetrios Lefakis	General Manager	9,000
Agis Leopoulos	General Manager	35,285
Abraham-Minos Moissis	General Manager	24,780
Paul Mylonas	General Manager	6,427
Petros Economou	General Manager	25,345
Michael Oratis	General Manager	1
George Paschas	General Manager	28,120
Alexandros Tourkolias	General Manager	8,400
Leonidas Fragkiadakis	General Manager	14,560
Lambros Papakonstantinou	General Manager	2,930
Demetrios Vrailas	Assistant General Manager	12,990
Ioanna Katzilieri-Zour	Assistant General Manager	10,233
Ioannis Kyriakopoulos	Assistant General Manager	1,950
Antonios Marketos	Assistant General Manager	16,150
Spyridonas Mavrogalos	Assistant General Manager	900
Theofanis Panagiotopoulos	Assistant General Manager	2,355
Garyfallia Spyriouni	Assistant General Manager	2,340
Andreas Athanasopoulos	Assistant General Manager	615

Total		584,871

        The table below sets forth the number of vested but unexercised stock options to purchase Ordinary Shares held by the members of our Board of Directors, our General Managers and Assistant General Managers as at June 2, 2009 (each option is a right to acquire one Ordinary Share):

Name	Position	Stock options
Efstratios-Georgios (Takis) A. Arapoglou	Chairman of the Board and Group CEO	160,000
Ioannis G. Pechlivanidis	Vice Chairman of the Board and Deputy Group CEO	112,250
Ioannis C. Yiannidis	Director	3,400
Stavros Gatopoulos	General Manager	24,100
Demitrios Dimopoulos	General Manager	8,000
Anthimos Thomopoulos	General Manager	71,250
Demetrios Lefakis	General Manager	28,800
Agis Leopoulos	General Manager	27,600
Abraham-Minos Moissis	General Manager	15,000
Paul Mylonas	General Manager	57,020
Petros Economou	General Manager	31,200
Michael Oratis	General Manager	20,600
George Paschas	General Manager	24,100
Alexandros Tourkolias	General Manager	40,550
Leonidas Fragkiadakis	General Manager	32,000
Petros Christodoulou	General Manager	30,860
Demetrios Vrailas	Assistant General Manager	9,650
Ioanna Katzilieri-Zour	Assistant General Manager	7,500
Ioannis Kyriakopoulos	Assistant General Manager	13,250
Antonios Marketos	Assistant General Manager	10,000
Theofanis Panagiotopoulos	Assistant General Manager	7,500
Garyfallia Spyriouni	Assistant General Manager	5,250

Total		739,880

ITEM 7   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

        As at June 2, 2009, the Bank's outstanding issued share capital consisted of 496,654,269 ordinary shares, 25 million Series A non-cumulative non-voting redeemable preference shares offered in the form of ADRs in the United States and 70 million preference shares issued to the Hellenic Republic pursuant to the Hellenic Republic bank support plan. No single shareholder beneficially owns 5% or more of the Bank's ordinary shares.

Ordinary Shares

        The following table sets forth certain information regarding holders of the Bank's ordinary shares, based on information known to or ascertainable by the Bank.

	As at June 2, 2009 Actual
	Number of shares	Percentage holding
Legal and natural persons outside Greece	224,037,877	45.1%
Legal and natural persons within Greece (private sector)	148,369,159	29.9%
Domestic pension funds and other public sector	85,760,576	17.3%
Other domestic legal entities	37,971,458	7.6%
Treasury stock	515,199	0.1%

Total	496,654,269	100.0%

        The Bank's major ordinary shareholders do not possess different voting rights from the Bank's other ordinary shareholders. Other than certain Hellenic Republic-related entities whose boards of directors are appointed by the Hellenic Republic, the Bank does not know of any other persons who, directly or indirectly, jointly or individually, exercise or could exercise control over the Bank.

        Based on information known to or ascertainable by the Bank, there were 74 registered holders and 33,950 beneficial holders of the Bank's ADRs in the United States on May 11, 2009, and the portion of the Bank's ordinary shares held in the United States as a percentage of total shares outstanding was approximately 2.7%.

        At May 11, 2009, there were 39,439 total holders (registered and beneficial owners) of the Bank's ADRs evidencing our non-cumulative non-voting redeemable preference shares issued in June 2008.

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

State Interests

        The Hellenic Republic does not directly hold any of the Bank's ordinary shares. However, certain state-related entities, primarily pension funds (most of whose boards of directors are appointed by the Hellenic Republic) may exercise indirect influence on the Bank. As at June 2, 2009, domestic pension funds owned approximately 17.3% of our share capital and other domestic public sector related legal entities and the Church of Greece owned approximately 7.6%. See Item 3.D, "Risk Factors—Risks Relating to Our Business—State-related entities may have an important influence on the Bank". In addition, the Hellenic Republic has a pre-emptive right to subscribe for New Shares that are not subscribed by holders of rights and their transferees. See Item 3.D, "Risk Factors—Risks Relating to Our Business".

        Following implementation of the preference share facility of the Hellenic Republic bank support plan, the Hellenic Republic currently owns all of the 70 million non-transferable redeemable preference shares issued under this facility. See Item 10.J, "Additional Information—Relationship with the Hellenic Republic—Shareholding".

B.    Related Party Transactions

        There are no loans or transactions between the Bank or any other entity within the Group and any related parties involving goods, services, or tangible or intangible assets, other than those made in the ordinary course of business, on substantially the same terms as those prevailing at the time for comparable transactions with other persons and not involving more than the normal risk of collectability or presenting other unfavorable features. See Note 32 to the U.S. GAAP Financial Statements for details of certain ordinary course transactions between the Bank and related parties.

C.    Interests of Experts and Counsel

        Not applicable.

ITEM 8    FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

        Please refer to Item 18"Financial Statements" for the consolidated financial statements of NBG, the comparative financial statements of NBG and the Report of Independent Registered Public Accounting Firm given by Deloitte Hadjipavlou Sofianos & Cambanis S.A.

        Income from continuing operations derived from non-Greek sources was €3,701.2 million and represents 44.9% of our total revenues.

Legal and Arbitration Proceedings

        The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of the management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Group. However, at 31 December 2008 the Group and the Bank have provided for cases under litigation the amounts of €45.5 million and €16.9 million respectively.

Policy on Dividend Distributions

        Our net profits (based on IFRS) are, under Greek Law 2190/1920 and our Articles of Association, to be allocated as follows:

  a)
  Between 5% and 20% of our net profits, if any, are allocated to a statutory reserve until this reserve equals at least one half of the Bank's share capital. Once this requirement is satisfied, the allocation of further profits to the statutory reserve is not mandatory. The allocation of profits to the statutory reserve will again become mandatory if the reserve subsequently falls below one half of the share capital.

  b)
  According to article 3 of Greek Law 148/1967, the Bank is required to pay a minimum dividend equal to at least 35% of the unconsolidated net profits of the Bank for the year, if any, after the deduction of the amount allocated to the aforementioned statutory reserve. Any profits resulting from the sale of equity participations that represent at least 20% of the paid-up share capital of a subsidiary company in which the Bank has held an equity participation for at least ten years and any unrealized net gains from valuation of financial instruments at fair value are excluded from the calculation of net profits. At the annual General Meeting a majority representing 65% of the paid-up share capital may decide to distribute less than the minimum dividend required by Greek Law 148/1967. In such case, the undistributed dividend must be transferred to a special reserve which must, within four years following such General Meeting, be distributed in the form of a share dividend. Alternatively, a majority representing 70% of the Bank's paid-up share capital may vote to distribute an amount lower than the minimum obligatory dividend or not to pay any dividend whatsoever without transferring the relevant amounts to a special reserve.

  c)
  Subject to paragraph (b) above, after deduction of the minimum obligatory dividend, at the annual General Meeting an amount may be allocated to special reserves and an amount may be deducted in respect of fees payable to the members of our Board of Directors and any remaining profits may be distributed as an additional dividend or treated as retained earnings.

        Subject to the provisions regulating a share capital decrease, no profits may be distributed to shareholders if at the end of the previous financial year, the Bank's total equity is, or as a result of the said distribution will be, less than the Bank's share capital plus reserves, whose distribution is prohibited by law or our Articles of Association.

        The distributable profits shall not exceed the profits for the last financial year on an unconsolidated basis net of tax, plus retained earnings and reserves the distribution of which is allowed (and has been approved at the annual General Meeting), less any losses carried forward and any amounts required by law or our Articles of Association to be allocated towards the formation of reserves. The profits to be distributed are payable to the shareholders within two months from the approval of the annual financial statements at the annual General Meeting. A shareholder's claim to a declared dividend is subject to a five-year statute of limitations, after which the dividend passes to the Greek state. The five-year period begins as of the end of the year during which its distribution was approved by the annual General Meeting.

        Additional restrictions on dividends arise from our participation in the Hellenic Republic bank support plan. Under Greek Law 3723/2008 setting forth the terms of the Hellenic Republic bank support plan, participating banks will be subject to a maximum dividend distribution of 35% of profits as provided by article 3, par. 1 of Greek Law 148/1967. For more information on the Hellenic Republic bank support plan, see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Plan for the Support of the Liquidity of the Greek Economy". Moreover, under the law, the representative of the government appointed to our Board of Directors or attending the annual General Meeting may veto any resolution relating to our dividend policy, pursuant to a decision of the Minister of Economy and Finance, or if it is determined that such policy may jeopardize the interests of our depositors or materially affect our solvency and orderly operation.

        According to the provisions of article 28 of Greek Law 3756/2009 and decision 20708/B/1175/23.4.2009 of the Minister of Economy and Finance, banks participating in the Hellenic Republic bank support plan are allowed to distribute dividends to ordinary shareholders only in the form of shares, but excluding treasury shares, for the financial year ended on December 31, 2008. The above restriction does not include any dividend or fixed return on preference shares that are being traded in foreign organized markets, as well as any interim dividend paid in 2008 which, however, is included in the calculation of the minimum dividend of 35%.

        Pursuant to the terms of our non-cumulative non-voting redeemable preference shares issued in June 2008, we are required to allocate dividends to our preference shares holders prior to the allocation of any dividends to ordinary shareholders, thereby reducing the distributable amounts that may be allocated to ordinary shareholders. At the annual General Meeting held on June 2, 2009 the distribution of dividends to the holders of our non-cumulative non-voting redeemable preference shares of €42.2 million (USD 56.25 million) was approved. At the same annual General Meeting, pursuant to the terms of our non-cumulative non-voting redeemable preference shares, the payment of interim dividends in the amount of €32.7 million (USD 42.2 million) to the holders of such preference shares for the financial year ended December 31, 2008 was also approved. Furthermore, pursuant to a tax gross-up provision included in the terms of our non-cumulative non-voting redeemable preference shares and Articles of Association, at the same annual General Meeting a payment to the holders thereof of €8.3 million, representing the 10% withholding tax equivalent levied on dividends paid for the financial year ended on December 31, 2008 and declared at the annual General Meeting (as well as any dividends that will be declared in future years) was approved. The dividends paid, the dividends declared at the above annual General Meeting and the withholding tax will reduce the amount of distributable dividends that may be allocated to our ordinary shareholders.

        As a result of our participation in the Hellenic Republic bank support plan, we have not paid dividends to our ordinary shareholders in 2009 in relation to the year ended December 31, 2008 and, if we continue to participate in the Hellenic Republic bank support plan, we may not be able to pay dividends to our ordinary shareholders in the near- to medium-term.

B.    Significant Changes

        For a discussion of significant changes that have occurred since December 31, 2008, the date of the last audited financial statements included in this Annual Report, please see Note 42 to the U.S. GAAP Financial Statements which describes post-balance-sheet events and Item 5.A, "Operating and Financial Review and Prospects—Recent Developments".

ITEM 9    THE OFFER AND LISTING

A.    Offer and Listing Details

        The Bank's shares have been listed on the ATHEX since the foundation of the exchange in 1880. Since October 1999, the Bank's shares have also been listed on the New York Stock Exchange and traded in the form of ADRs. Each ADR currently represents one fifth of one share.

        The annual high and low market prices of the Bank's shares on the ATHEX for the five most recent financial years are shown below, expressed in euro.

Year	High (date)	Low (date)
2004	20.19 (on December 30)	12.64 (on March 24)
2005	30.63 (on December 16)	20.45 (on January 10)
2006	36.33 (on February 27)	23.55 (on June 14)
2007	42.65 (on October 31)	31.93 (on January 2)
2008	42.13 (on January 8)	10.74 (on December 22)
2009 (up to June 30)	19.39 (on June 12)	8.26 (on March 9)

        The Bank's share price in each period is adjusted to reflect the issuance of new shares in connection with the share-for-share merger with the National Investment Company (adjustment effective as at December 30, 2005), the share-for-share merger with National Real Estate S.A. ("National Real Estate") (adjustment effective as at April 10, 2006), the four-for-ten rights issue that took place in 2006 (adjustment effective as at June 10, 2006), the four-for-100 shares issued as stock dividend of €1 for the 2007 financial year rights (adjustment effective at May 16, 2008), the two for nine rights issue that is currently taking place (from July 08, 2009 until July 22, 2009) and the new shares issued in January 2007, January 2008 and June 2008 following the exercise of the employees stock option rights.

        The quarterly high and low market prices of the Bank's shares on the ATHEX for the two most recent financial years are shown below, expressed in euro.

Quarter	High (date)	Low (date)
Q1 2007	37.31 (on February 23)	31.93 (on January 2)
Q2 2007	39.45 (on May 31)	34.66 (on April 2)
Q3 2007	40.99 (on July 25)	35.20 (on August 16)
Q4 2007	42.65 (on October 31)	36.44 (on November 21)
Q1 2008	42.13 (on January 8)	27.82 (on March 17)
Q2 2008	33.74 (on May 30)	25.88 (on June 24)
Q3 2008	30.60 (on September 8)	23.39 (on July 16)
Q4 2008	27.45 (on October 2)	10.74 (on December 22)

        The high and low market prices of the Bank's shares on the ATHEX for the quarter following the most recent financial year are shown below, expressed in euro.

Quarter	High (date)	Low (date)
Q1 2009	13.96 (on January 7)	8.26 (on March 9)
Q2 2009	19.39 (on June 12)	10.64 (on April 1)

        The monthly high and low market prices of the Bank's shares on the ATHEX for each of the six months ending June 30,2009 are presented in the table below, expressed in euro.

Month	High (date)	Low (date)
January 2009	13.96 (on January 7)	10.63 (on January 19)
February 2009	12.09 (on February 6)	8.69 (on February 25)
March 2009	11.39 (on March 26)	8.26 (on March 9)
April 2009	14.73 (on April 30)	10.64 (on April 1)
May 2009	17.79 (on May 29)	14.76 (on May 14)
June 2009	19.39 (on June 12)	16.27 (on June 17)

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

        On June 18, 2009 the Bank's Board of Directors, pursuant to authorization granted to it by the second Repeat Annual General Meeting of Shareholders of May 15, 2008, approved a rights issue increasing the Bank's share capital by €551,838,075 through payment in cash and by way of pre-emption rights for its existing ordinary shareholders, at a subscription ratio of two new shares for every nine old shares. Specifically, 110,367,615 ordinary registered shares of a nominal value of €5.00 each will be issued. The new shares will be offered at the price of €11.30 each. The period for exercising pre-emption rights began on July 8, 2009 and ends on July 22, 2009.

        The market prices of the Bank's shares on the ATHEX for the first trading day in the most recent six months before the share capital increase are shown below, expressed in euro:

Month	Historical Closing Price	Adjusted Closing Price
January 2, 2009	13.50	12.48
February 2, 2009	12.50	11.56
March 3, 2009	9.38	8.67
April 1, 2009	11.51	10.64
May 4, 2009	16.58	15.33
June 1, 2009	20.70	19.13

        The historical closing price and adjusted closing price of the Bank's shares on the ATHEX on June 15, 2009 (the last trading day before the announcement of the Bank's proposal for the share capital increase) was €20.49 and €18.94, respectively.

        The adjusted closing price reflects the issuance of new shares in connection with the share-for-share merger with National Real Estate (adjustment effective as at April 10, 2006), the rights issue of four new shares for every ten shares at a price of €22.11 per new share (adjustment effective as at June 14, 2006), the share capital increases due to the exercise of stock options (adjustments effective as at January 25, 2007, January 17, 2008 and as at July 24, 2008), a stock dividend of four new shares for every 100 shares of the Bank (adjustment effective as at May 16, 2008) and the rights issue of two new shares for every nine shares at a price of €11.30 per new share (adjustment effective as at July 2, 2009).

        Also on May 15, 2008 the Bank's General Meeting of Shareholders approved the share capital increase of up to €1.5 billion through the issue of redeemable preference shares, with exclusion of the preemptive right in favour of existing shareholders, that were made available to private investors in the U.S. As a result, the Bank's share capital increased by €7.5 million through payment in cash of €402,638 thousand and the issue of 25 million redeemable preferred shares without voting right or cumulative dividend, of a par value of €0.30 and a selling price of US dollars 25 each. The preferred shares were sold in the form of American Depositary Shares (ADSs), and each ADS represents one preferred share.

        The high and low market prices of the Bank's ADSs on the New York Stock Exchange for 2008 (starting on June 2, which was the first trading day of the ADSs) are shown below, expressed in U.S. dollars.

Year	High (date)	Low (date)
2008 (from June 2)	26.00 (on June 18)	16.51 (on November 21)

        The quarterly high and low market prices of the Bank's ADRs on the New York Stock Exchange for the most recent fiscal year (2008 since ADSs started trading on June 2) are shown below, expressed in USD.

Quarter	High (date)	Low (date)
Q2 2008 (from June 2)	26.00 (on June 18)	24.90 (on June 2)
Q3 2008	25.39 (on September 2)	18.00(on September 17)
Q4 2008	21.98 (on November 28)	16.51 (on November 21)

        The high and low market prices of the Bank's ADSs on the New York Stock Exchange for the first two quarters of 2009 are shown below, expressed in USD.

Quarter	High (date)	Low (date)
Q1 2009	22.50 (on January 9)	8.10 (on February 23)
Q2 2009	22.54 (on June 5)	16.80 (on April 1)

        The monthly high and low market prices of the Bank's ADSs on the New York Stock Exchange for the six most recent months are shown below, expressed in USD.

Month	High (date)	Low (date)
January 2009	22.50 (on January 9)	17.50 (on January 26)
February 2009	19.40 (on February 4)	8.10 (on February 23)
March 2009	16.50 (on March 31)	8.94 (on March 3)
April 2009	19.25 (on April 13)	16.80 (on April 7)
May 2009	21.99 (on May 22)	18.59 (on May 1)
June 2009	22.54 (on June 5)	20.69 (on June 25)

        The annual high and low market prices of the Bank's ADRs on the New York Stock Exchange are shown below, expressed in U.S. dollars, for the five most recent financial years:

Year	High (date)	Low (date)
2004	6.08 (on December 30)	3.46 (on March 23)
2005	8.00 (on December 19)	5.75 (on January 10)
2006	9.44 (on February 24)	6.64 (on June 13)
2007	13.55 (on November 6)	9.08 (on January 11)
2008	13.41 (on January 10)	3.01 (on October 24)

        The quarterly high and low market prices of the Bank's ADRs on the New York Stock Exchange for the two most recent fiscal years are shown below, expressed in USD.

Quarter	High (date)	Low (date)
Q1 2007	10.80 (on February 23)	9.08 (on January 11)
Q2 2007	11.63 (on May 29)	10.18 (on April 2)
Q3 2007	12.41 (on September 28)	10.25(on August 16)
Q4 2007	13.55 (on November 6)	11.68 (on October 22)
Q1 2008	13.41 (on January 10)	9.54 (on March 17)
Q2 2008	11.29 (on May 30)	8.79 (on June 27)
Q3 2008	10.12 (on August 5)	7.68 (on September 17)
Q4 2008	8.36 (on October 1)	3.01 (on October 24)

        The high and low market prices of the Bank's ADRs on the New York Stock Exchange for the quarter following the most recent financial year are shown below, expressed in USD.

Quarter	High (date)	Low (date)
Q1 2009	4.10 (on January 8)	2.13 (on March 5)
Q2 2009	5.90 (on June 2)	3.13 (on April 1)

        The monthly high and low market prices of the Bank's ADRs on the New York Stock Exchange for the six most recent months are shown below, expressed in USD.

Month	High (date)	Low (date)
January 2009	4.10 (on January 8)	2.98 (on January 20)
February 2009	3.42 (on February 6)	2.28 (on February 27)
March 2009	3.37 (on March 26)	2.13 (on March 5)
April 2009	4.05 (on April 30)	3.13 (on April 1)
May 2009	5.71 (on May 29)	4.18 (on May 1)
June 2009	5.90 (on June 2)	4.90 (on June 22)

        Other than the suspension of trading of shares on the ATHEX and of ADRs on the New York Stock Exchange, in anticipation of the announcement of the acquisition of Finansbank, there have been no trading suspensions with respect to the Bank's shares on the ATHEX during the past three years ended December 31, 2006, 2007 and 2008, nor have there been any trading suspensions with respect to the Bank's ADRs on the New York Stock Exchange since the Bank's listing thereon in October 1999.

B.    Plan of Distribution

        Not applicable.

C.    Markets

        The Bank's shares are listed on the ATHEX. In addition, the Bank's Global Depositary Receipts are listed on the London Stock Exchange and its ADRs and preference shares are listed on the New York Stock Exchange.

The Athens Exchange (ATHEX)

        The ATHEX formerly known as the Athens Stock Exchange, was established in 1876. Since 1995, the ATHEX has progressively been privatized, and its privatization is now complete. On May 31, 2001, the ATHEX was upgraded by the Morgan Stanley Composite Index from emerging to developed markets status. Currently, and following authorization by Greek Law 3152/2003, the Athens Exchange Regulation (the "ATHEX Regulation") has come into force (on June 16, 2004) and its current consolidated version (the latest amendment being effective as of March 6, 2009) governs the relationships between the ATHEX and its Members, the companies that have listed securities for trading or have submitted an application for the listing of their securities on the ATHEX, as well as any other legal or physical entity towards which the ATHEX Regulation introduces rights and obligations.

        Today, the ATHEX operates two regulated markets: the Securities Market and the Derivatives Market. The securities of companies listed on the Securities Market are classified into one of the following seven categories: (a) the Large Cap Category, (b) the Small and Medium Cap Category, (c) the Exchange Traded Funds Category, (d) the Low Dispersion, Low Liquidity & Special Features Category, (e) the Under Surveillance Category, (f) the Synthetic Financial Instruments Category and (g) the Fixed Income Securities Category. When securities, other than units in listed mutual funds, debts securities and synthetic financial instrument, are listed for the first time on the Securities Market of the ATHEX they will fall within one of the first two categories. Finally, a new non-regulated market, the Alternative Market or "EN.A.", has been established by virtue of article 29 of Greek Law 3556/2007 and CMC Decision 4/443/2007 and is operated by the ATHEX. EN.A. is a multilateral trading facility within the meaning of the Markets in Financial Instruments Directive ("MiFID") and therefore, the obligatory provisions that apply in regulated markets and impose strict admission and on-going requirements are not applicable. EN.A is supervised by the CMC.

        The Hellenic Exchanges, Clearance, Settlement and Registry S.A. ("HELEX") owns 100% of the ATHEX and the majority of the share capital of the Thessaloniki Stock Exchange Centre S.A., which was established in order to facilitate the listing of companies operating in the north of Greece, trading through the ATHEX trading system by investors in the north of Greece and the collaboration with securities and exchange commissions of northern SEE in order to promote bilateral and multilateral cooperation.

        The Greek capital markets, in general, and the ATHEX in particular, are currently regulated by a series of laws enacted by the Greek Parliament, decisions and regulations issued by the Board of Directors of the CMC, the ATHEX Regulation and decisions issued by the Board of Directors of the ATHEX.

        In 2008, the average daily trading value on the ATHEX was €316 million, compared to €472 million in 2007, which represents a decrease of 33.1%. From January 1, 2009 to June 30, 2009, the average daily value traded on the ATHEX was €172 million. On June 30, 2009, 266 companies had shares listed on the Cash Market of the ATHEX. On June 30, 2009, the total market capitalization of the ATHEX was €82.4 billion, the top 25 companies accounted for 69.2% of the total market capitalization, and the Bank's market capitalization was €9.8 billion, or 11.9%, of the total.

Membership of the ATHEX

        Membership is required for investment services firms ("ISF") and for credit institutions in order to effect transactions on the ATHEX. Membership is subject to approval by the Board of Directors of the ATHEX, while licensing is approved by the CMC (or the Bank of Greece, in the case of a credit institution). In addition, ISFs must appoint at least one official representative, authorized to conduct transactions on the ATHEX. The representatives must fulfill certain qualifications required by law and pass an examination administered by the CMC. For companies established in Greece, the minimum capitalization requirement in order to obtain a license to operate an ISF and qualify as an ATHEX member is at least €1.0 million or €3.0 million if engaging in underwriting, placement of securities with a subscription undertaking, proprietary trading or in the operation of a multilateral trading facility.

        Members of the ATHEX may engage in transactions through the Automated Exchange Trading System ("OASIS"), an electronic trading system, on behalf of their customers or on their own behalf. Pursuant to Greek Law 3606/2007 which transposed MiFID (the "MiFID Law"), investment services may be provided in Greece by ISFs established in Greece that have received an appropriate operating license from the CMC, as well as by EU ISFs benefiting from a European passport in accordance with the MiFID and the MiFID Law. Principal investment services within the scope of the MiFID include the receipt and transfer of orders from investors to effect stock exchange transactions, the execution of such orders, the trading for the ISFs own behalf and the underwriting and the provision of advice. Further, ISFs licensed pursuant to the MiFID Law to provide exclusively the services of reception and transmission of orders, consulting and portfolio management, without holding, in any case, funds or securities of their customers, must have a minimum share capital of €300,000. Pursuant to the ATHEX Regulation, ISFs established in the European Union or the European Economic Area may become remote members of the ATHEX and are therefore not required to be permanently established in Greece. Nevertheless, they would need to appoint a local custodian, acting in their name and on their behalf, to clear and settle stock exchange transactions and any other actions in relation to which they would be otherwise required to perform by being physically present in Greece. Such appointment is not necessary if the remote member has established a direct connection with the Greek Dematerialized Securities System. In the latter case, the remote members would need to appoint a representative and agent for the service of process in Athens.

Stock Market Indices

        The most widely followed index in Greece is the ATHEX Composite Index, a market capitalization index which tracks the price movement in the shares of 60 leading Greek companies, listed today under the Large Cap Category.

        Another composite index, called the FTSE/ASE 20, was introduced in September 1997. This index is made up of the 20 largest companies by market capitalization listed on the ATHEX.

        On December 9, 1999, another composite index was introduced, the FTSE/ASE Mid40, which is made up of 40 medium capitalization companies (i.e., the 40 largest companies by capitalization, ranking after those listed on the FTSE/ASE Mid 40 and FTSE/ASE SmallCap Indices). On June 1, 2001, the FTSE/ASE SmallCap 80 composite index was introduced, which is made up of 80 small capitalization companies (i.e., the 80 largest companies by capitalization ranking after those listed on the FTSE/ASE 20 and FTSE/ASE Mid 40 Indices). On January 2, 2003, the FTSE/ASE 140 composite index was introduced, a new benchmark comprising the constituents of the FTSE/ASE 20, FTSE/ASE Mid 40 and FTSE/ASE Small Cap, in order to track cumulative performance. On January 2, 2006, the FTSE ATHEX International Index was introduced, a representative index for eligible companies, Greek and non-Greek, that trade on the ATHEX Common Trading Platform and are eligible for the Large Cap Category of the ATHEX.

Trading on the ATHEX

        The trading of shares on the Securities Market of the ATHEX is conducted through the remote placing of the orders into OASIS from the ATHEX member offices. Trading on the ATHEX takes place every week from Monday to Friday, except for public holidays. In general, the daily trading session for the Large Cap Category is as follows: pre-trading session from 10:15 to between 10:29 and 10:30, continuous trading from 10:30 to 17:00 and at the closing session from 17:03 to 17:20. For the Medium Cap Category and Small Cap Category, trading is from start to 12:00 and then from 14:00 until the close, but with no closing auction. The ATHEX Regulation and the Decision 22/2008 of the Board of Directors of the ATHEX, as amended, contains detailed provisions regarding the trading of shares and other securities listed on the different categories of the Securities Market of the ATHEX.

        In principle, all share prices of shares classified under the Large Cap Category are eligible for maximum +/-30% fluctuations from the "opening price" (as the latter is defined in the ATHEX Regulation and the Decision 22/2008 of the Board of Directors of the ATHEX, as amended). The rights on shares of this category fluctuate freely. All market prices of shares classified under the Small and Medium Cap and the Low Dispersion, Low Liquidity & Special Features Category are eligible for escalated fluctuation, starting from +/-10% from the "opening price" (as the latter is defined in the ATHEX Regulation and the Decision 22/2008 of the Board of Directors of the ATHEX, as amended). Rights on shares of these categories also fluctuate freely. However, if the market price of a share classified under these two categories remains at the best bid offer (i.e. if all incoming purchase orders are at the upper limit or the sale orders are at the lower limit) for 15 minutes, then the daily fluctuation limit is extended to +/-20%. Further, securities that are newly listed on the ATHEX (unless already listed on another stock exchange where specific fluctuation limits are applicable), as well as re-traded securities, previously being under suspension for a period exceeding three months, are allowed to fluctuate freely during the first three sessions of their listing. Finally, securities classified under the Fixed Income Securities Category are allowed to fluctuate freely while units traded in the Exchange Traded Funds Category are allowed to fluctuate up to +/-30% from the "opening price" (as the latter is defined in the ATHEX regulation and the Decision 22/2008 of the Board of Directors of the ATHEX, as amended). Moreover, pursuant to the ATHEX Regulation, the ATHEX introduced volatility interrupters to check abrupt share price changes in the Large Cap and Exchange Traded Funds Categories. In general, volatility interrupters allow for the automated cessation of trading of a share and the carrying out of a call auction when: (i) the share price changes 10% or more from the opening price; and (ii) the transaction to be carried out represents a large variation (i.e., approximately 2% change) compared to the previous one. After the temporary cessation of trading, a call auction is carried out to determine the "effective" price for the share. The particular process and details for the implementation of the volatility interrupters are specifically set forth in the Decision 22/2008 of the Board of Directors of the ATHEX, as amended.

        Simple block trades of shares, that is pre-agreed trades, with an "average daily turnover" (as defined in the ATHEX Regulation):

  (a)
  lower than €25,000,000, the minimum value of the trade may not be less than €250,000;

  (b)
  equal to or in excess of €25,000,000 and lower than €50,000,000, the minimum value of the trade may not be less than €400,000; and

  (c)
  equal to or in excess of €50,000,000, the minimum value of the trade may not be less than €500,000.

The aforementioned provisions regarding block trades became effective as of January 1, 2009.

        All prices of completed block trades are communicated to the ATHEX through OASIS and published in a separate section of the Official List of the ATHEX, although such prices are not shown as the last traded price. Trades are noted in the official register of the ATHEX, and all information on bids and offers is made available to Reuters on a continuous basis.

        Shares are traded in lots of one. Prices of all securities listed on the ATHEX are published in the Official List of the ATHEX.

        Over-the-counter transactions are now free in the context of the MiFID rules. Transactions may be settled free of payment or delivery versus payment and a fee of 0.04% on the transfer value applies for both parties.

Foreign Investment

        There are no exchange controls in Greece that would restrict the payment of dividends or other capital distributions to a holder of ordinary shares outside Greece or that would affect the right of a non-Greek holder of ordinary shares to dispose of his ordinary shares and receive the proceeds of such disposal outside Greece.

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

        The Derivatives Market posted an increase in the volume of transactions in 2008. The 2008 average daily number of contracts amounted to 39,930, an increase of 16.5% compared to an average volume of 34,287 contracts in 2007. The average daily trading volume in the first three months of 2009 was 35,088 contracts.

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

        Pursuant to Act No. 2474/31.5.2001, as amended by Acts No. 2567/23.11.05and No. 2599/2.11.2007, of the Governor of the Bank of Greece, the maintenance margin on brokerage margin accounts is set at 30% of the market value of the investor's "collateral portfolio".

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

B.    Memorandum and Articles of Association

        Our Articles of Association (and English translation thereof), as amended on February 24, 2009, are included as Exhibit 1 to this Annual Report.

1.
The Bank is incorporated under the register of Companies Limited by Shares of the Ministry of Trade (currently known as the Ministry of Development) under No. 6062/06/B/86/01.

  The Bank's objects and purposes, as defined in Article 3 of its Articles of Association, are the following:

  The Bank shall engage in all such banking and financial activities in general, both at home and abroad, as shall be allowed to banking sociétés anonymes by Greek , EU and international legislation as is in force each time.

  To the extent permitted by applicable legislation, the Bank may also carry out the said activities on behalf of third parties, either on a joint venture basis, or in association with other legal entities or individuals of any nationality.

  Specifically, the Bank engages in:

  (a)
  Accepting deposits or other refundable funds.

  (b)
  Extending loans or other credit, including factoring, acquiring or assigning claims, receiving loans, credit or guarantees, and launching bond issues of any type.

  (c)
  Leasing.

  (d)
  Payment transactions, including transfers of funds.

  (e)
  Issuing and managing means of payment (credit and debit cards, travellers' cheques and bank drafts).

  (f)
  Issuing guarantees and assuming obligations.

  (g)
  Transactions, for its own or for its customers' accounts, in:

  i.
  money market instruments (such as securities and certificates of deposit),

  ii.
  forward contracts or options,

  iii.
  interest rate or foreign currencies swaps,

  iv.
  transferable securities,

  v.
  financial instruments regulated by the provisions of Law 3606/2007, Article 5;

  (h)
  Participating in security issues and providing related services, including underwriting;

  (i)
  Business consulting services with regard to capital structure, industrial strategy and other related matters, and consulting and other services with regard to business mergers and acquisitions;

  (j)
  Intermediation in interbank markets;

  (k)
  Portfolio management and consulting services;

  (l)
  Security custody and management services;

  (m)
  Collecting and processing credit information, including customers' credit ratings;

  (n)
  Leasing safe deposit boxes;

  (o)
  Issuing electronic money;

  (p)
  Participating in businesses in Greece and abroad;

  (q)
  Acting as an arranger in business financing, business partnerships, public offerings or bond issues, as an agent representing bondholders or other creditors and as an intermediary in the marketing of bancassurance products.

  (r)
  Purchase, sale, custody, management or collection services in respect of negotiable instruments, securities (listed or non-listed), foreign exchange or foreign currencies;

  (s)
  Activities further to the above, regulated by the provisions of Law 3606/2007, Article 4, as amended;

  (t)
  Any other financial or other secondary activity further to the above that is allowed by the Bank of Greece.

  The Bank is entitled to establish associations, foundations under Article 108 and companies under Article 784 of the Greek Civil Code pursuing cultural, educational and financial goals, and to participate in such companies already established.

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

(b)
There is no specific provision in the Bank's Articles with respect to the Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body. However, pursuant to Greek Companies Act 2190/1920, compensation to a company's board members out of the company's net profits is to be paid after deductions for ordinary reserves and the amount required for distribution to shareholders of the minimum mandatory dividend declared for the relevant financial year (equal to at least 35% of the company's net profits). Any other compensation must be approved by a special resolution of the ordinary general meeting of its shareholders. The amount of such compensation granted to a company's board member, or members, may be reduced by a Greek court if an objection is raised by shareholders representing at least one-tenth of the company's share capital and if the court finds such compensation to be "exorbitant".

  It should be noted that, as per article 4, par. 2 item xlix of the Bank's Articles, by EGM resolution of January 22, 2009 the Bank's share capital increased by €350,000,000 through the issue of 70,000,000 preference shares of a par value of €5 each, in accordance with the provisions of law 3723/2008 on the enhancement of liquidity in the Greek economy in response to the impact of the international financial crisis.

  The new preference shares issued by the Bank and taken up by the Greek state entail the following privileges:

  (a)
  The right to receive payment of a fixed return, calculated on a 10% basis over the selling price of each preference share to the Greek State

  (i)
  in priority over the common shares,

  (ii)
  in priority over the dividend amounts distributed pursuant to Article 1 par. 3 of Law 3723/2008 and

  (iii)
  irrespective of distribution of dividend to the rest of the Bank's shareholders and provided that, following payment of the said fixed return, the Bank's capital adequacy ratios, calculated by the equity method, meet the respective minimum supervisory requirements set by the Bank of Greece from time to time.

    The fixed return on the said preference shares is to be calculated accrued on an annual basis pro rata to the time period during which the Greek State remains a Preferred Shareholder ("PS") and paid within one month as of the AGM approval of the annual financial statements for the respective year, subject to availability of distributable funds. Availability of distributable funds is defined with reference to Article 44 of the Companies' Act, and refers to profits from the last and/or previous financial years and/or reserves. Payment of the fixed return on preference shares is also subject to prior authorization of the distribution of such available funds by a Common Shareholders' GM resolution. In the event of deficiency of distributable funds, the Preferred Shareholder is entitled to receive payment of fixed return on the preference shares in priority over the Common Shareholders, up to exhaustion of such distributable funds.

  (b)
  The right to vote at the Preferred Shareholders' GM under the circumstances provided for by the Companies' Act.

  (c)
  The right to participate in the Bank's Board by a representative thereof appointed to the Board as an additional member thereof (the "PS representative").

  (d)
  The PS representative's right to exercise a veto over any decision to be taken by the Board regarding dividend distribution and benefits policy for the Bank's Chairman, Chief Executive Officer and remaining Board Members, as well as General Managers and substitutes thereof. Such a veto is to be exercised, by resolution of the Minister of Economy and Finance or if the PS representative deems that such a Board decision may jeopardize depositors' interests or materially affect the Bank's solvency and effective operation.

  (e)
  The PS representative's right to be present at the Common Shareholders' GM and to exercise, during deliberation and decision-taking, a veto over the same issues as above.

  (f)
  The PS representative's right of free access to the Bank's books and records for the purposes of law 3723/2008.

  (g)
  The right to collect from the Bank's liquidation proceeds in priority over all other shareholders.

  It is further noted that, under Article 39 (Transitional Provisions) of the Bank's Articles, the provisions of Law 3723/2008 on the enhancement of liquidity in the Greek economy in response to the impact of the international financial crisis shall take precedence over any contravening provisions of the Bank's Articles. This will remain true for as long as the Greek state holds the Bank's preference shares, acquired by the state as per Article 1 of the above-mentioned law and Article 4 par. 2 item xlix of the Bank's Articles.

  Furthermore, it is noted that under article 28 of Law 3756/2009, in the context of the application of the provisions of article 1, paragraph 3 of Law 3723/2008, dividends payouts for the year 2008 will be limited to the distribution of shares. Such shares may not be derived from a buy-back of the Bank's own shares. The above limitation does not apply to the return of the preference shares that have been issued by credit institutions (including the Bank) to investors abroad.

  Under Article 6 of the Bank's Articles, the General Meeting of the Bank's shareholders may establish a plan for allocating the Bank's shares to the Directors and employees of the Bank and associated companies in the form of stock purchase options pursuant to the provisions of Article 13, par. 13-14 of the Companies Act and to the resolution of the said General Meeting of Shareholders. A summary of this General Meeting would be published subject to the publication formalities provided for under Article 7b. The General Meeting of Shareholders will designate, in any case, the maximum number of shares that may be issued and the price and allocation terms of the shares.

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

3.
(a)
For a description of the dividend rights attaching to the Bank's shares, see Item 8.A, "Financial Information—Consolidated Statements and Other Financial Information". Once approved at a General Meeting of Shareholders, dividends must be paid to shareholders within two months of the date on which the Bank's annual financial statements were approved. Dividends are forfeited to the Hellenic Republic if they are not claimed by shareholders within five years following December 31 of the year in which they were declared.

(b)
Under Article 8 of the Bank's Articles, all of the Bank's shareholders have the right to participate in General Meetings of Shareholders, and the number of each shareholder's votes at such meetings shall be equal to the number of his or her shares because each of the Bank's shares entitles its holder to one vote.

    Pursuant to Article 19 of the Bank's Articles, subject to Article 18 paragraph 3, the Bank's Directors are elected by the General Meeting of Shareholders, with each Director elected for a term of three years. Without prejudice to the provisions of par. 3 of Article 18 hereof, the directors shall be elected for a term of three years, and their term of office shall end at the AGM of the year in which the three year term as of their election by the GM expires. The directors can be re- elected indefinitely. There is no provision in the Bank's Articles with respect to cumulative voting.

  (c)
  Rights of the Bank's shareholders to share in the Bank's profits are defined by the Bank's dividend policy. See paragraph 3(a) above of this Item 10.B, "Memorandum and Articles of Association".

  (d)
  Upon liquidation of the Bank, a General Meeting of Shareholders shall appoint three liquidators who shall, among other things, take an inventory of corporate assets, draw up and publish a balance sheet in the press and in the Greek Government Gazette and complete the Bank's outstanding matters. Subsequently, the General Meeting of Shareholders shall approve the annual financial statements as well as the financial statements issued upon completion of the liquidation. Upon completion, the liquidators shall refund shareholders' contributions and share premium amounts paid, if any, and distribute the balance of the Bank's liquidated property to the shareholders in proportion to their paid-up equity holdings.

  (e)
  Not applicable.

  (f)
  Not applicable.

  (g)
  The Bank's shareholders are not liable to further capital calls by the Bank. A two-thirds quorum of the Bank's shareholders and a two-thirds majority of the votes represented at the General Meeting of Shareholders would be required to approve any resolution concerning an increase in shareholders' obligations. See Articles 15(2) and 16(2) of the Bank's Articles, which comprise Exhibit 1 to this Annual Report.

  (h)
  There are no provisions in the Bank's Articles that discriminate against any existing or prospective holder of the Bank's shares as a result of such shareholder owning a substantial number of the Bank's shares. However, subject to EU regulations, new and significant holdings (concentrations) must be reported to the Greek Competition Commission according to Law 703/1977, and may require the approval of the Bank of Greece according to Law 3601/2007.

4.
Decisions with respect to which the rights of the Bank's shareholders may be changed are voted upon by the Bank's shareholders at the General Meeting of Shareholders, in accordance with the provisions of Article 15(2) of the Bank's Articles. These rights include decisions with respect to increases in the shareholders' obligations, increases in the Bank's share capital not provided for by the Articles of Association, as per par. 1 and 2 of Article 13 of the Companies Act, as amended, unless imposed by law or based on capitalization of reserves, decreases in the Bank's share capital, unless carried out in accordance with par. 6 of Article 16 of the Companies Act, changes in the method of distribution of the Bank's profits and merger or dissolution of the Bank. The requisite quorum for such decisions is satisfied when shareholders owning two-thirds of the Bank's paid-up share capital are present or represented. Decisions on such issues are reached by a two-thirds majority of the votes represented at the General Meeting of Shareholders, pursuant to Article 16(2). These conditions are not more significant than those required by Greek law.

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

5.
The General Meeting of the Bank's shareholders is to be held at least once a year, within six months after the end of the Bank's financial year in order, among other things, to approve the annual financial statements and to discharge Board members and auditors from liability in respect of their tenure of office in the relevant year. Extraordinary General Meetings of Shareholders (referred to in this Annual Report as "EGMs") may be convened by the Board in cases required by law or at other times when a meeting is deemed appropriate by the Board. The Board shall convene an EGM pursuant to a request of holders of 5% or more of the paid-up share capital. At the request of shareholders representing 5% or more of the paid-up share capital the Chairman of the General Meeting of Shareholders shall adjourn, once only, the passing of resolutions by the General Meeting of Shareholders, whether ordinary or extraordinary. The adjourned General Meeting of Shareholders shall be a continuation of the previous meeting and shall not require repetition of the publication formalities regarding notice to shareholders.

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

  A two-thirds quorum and a two-thirds voting majority of the Bank's shareholders may be required for resolutions concerning certain matters, as discussed above, in Item 10.B(4), "Memorandum and Articles of Association", and as set forth in Article 15(2) of the Bank's Articles (included in Exhibit 1 to this Annual Report). The increased quorum requirement for meetings concerning such resolutions amounts to the number of shareholders representing two-thirds of the paid-up share capital of the Bank being present or represented at the first meeting, which drops to one-half and one-fifth of the share capital represented at the second and third adjourned meetings, respectively for companies whose shares are listed on an exchange. The voting majority for such meetings is two-thirds of the votes represented at that meeting.

6.
There are no discriminatory limitations on the rights to own the Bank's shares or exercise voting rights with respect thereto.

7.
There are no provisions in the Bank's Articles that could delay, defer, or prevent a change in control of the Bank.

8.
There is no specific provision in the Bank's Articles that governs the ownership threshold above which shareholder ownership must be disclosed. However, under Greek law, shareholders seeking to acquire participations in the Bank's shares, above certain thresholds, may be required to notify the Bank, the Bank of Greece, the HCMC and the ATHEX of their holdings and percentage of voting rights, as well as the Greek Competition Commission.

9.
No significant differences.

10.
The conditions imposed by the Bank's Articles with respect to changes in the Bank's share capital are discussed above, in Item 10.B(4), "Memorandum and Articles of Association", and are not more stringent than those required by Greek law.

C.    Material Contracts

        NBG and its subsidiaries are party to various contracts in the ordinary course of business. For the years ended December 31, 2007 and 2008, there have been no material contracts entered into outside the ordinary course of business apart from the following.

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

        The Fiba Sellers had entered into a non-compete covenant with the Bank for three years from the closing date which would, subject to certain exceptions, restrict the provision of banking and financial services in Turkey by the Fiba Sellers and their affiliates.

        The Bank and Fiba Holding, Girisim Factoring and Fiba Factoring (the "Fiba Shareholders") had also entered into a shareholders' agreement, which set out the terms and conditions for their cooperation as shareholders in Finansbank. The agreement restricted share transfers by the Fiba Shareholders from the closing date of the Acquisition for a four-year period, following which period the Bank and, where applicable, its affiliates (the "Bank Shareholders") and the Fiba Shareholders would benefit from a right of first offer for sales of the other's shares in Finansbank owned as of the date of any such sale (the "Relevant Shares"). The Bank also benefited from a call option for a period of one month following the consummation of the Tender Offer, enabling the Bank to acquire from the Fiba Shareholders sufficient shares such that the Bank held 50% plus one ordinary share in Finansbank. In addition, the Bank held a call option to purchase from Fiba Holding and, in certain circumstances, the other Fiba Shareholders, and the Fiba Shareholders held a put option to sell to the Bank, Relevant Shares in certain circumstances including at least 3% and up to all of the share capital of Finansbank owned by the Fiba shareholders at a price and pursuant to transfer terms determined by reference to the provisions of the shareholders' agreement, for the period following the second anniversary of the closing and for two years thereafter at a multiple of between two and a half and three and a half times the book value of the Finansbank Acquired Businesses at that time, depending upon the satisfaction of performance-based criteria.

        The shareholders' agreement also governed how the Bank Shareholders and the Fiba Shareholders voted their shares. Pursuant to the agreement, the parties had to ensure that a minimum of two Directors nominated by Fiba Holding (out of a minimum of seven directors) was appointed to the Board of Directors of Finansbank for so long as the Fiba Shareholders held Relevant Shares representing at least 5% of the ordinary shares of Finansbank. The Fiba Shareholders had agreed to vote their shares in accordance with the terms of the shareholders' agreement.

        On August 19, 2008 the Bank accepted the proposal of the Fiba shareholders to acquire their remaining shares of Finansbank (9.68%). The exercise price, which was determined in accordance with the agreement, amounted to US$697 million. On September 26, 2008, NBG Finance (Dollar) Plc acquired the above shares from FIBA Holdings A.S.

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

        At any time during the call option period (the period commencing from the date that the audited financial statements of the financial year ending after the seventh anniversary of the signing of the IFC Agreement have been delivered to the IFC and ending on the date the IFC ceases to hold any shares in Finansbank), the Bank shall have the right to purchase and IFC shall be obligated to sell all or part of the IFC Shares at the higher of fair market value per share (as determined by one of nine reputable investment banks designated by the IFC and the Bank acting jointly) and the compounded share price per share, i.e. the aggregate amount corresponding to the cost to the IFC for acquiring the IFC Shares compounded semi-annually at the rate of six-month LIBOR plus 25 basis points divided by the number of shares.

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

E.    Taxation

        The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of shares, preference shares or ADRs by a U.S. Holder. For the purposes of this summary, a "U.S. Holder" is a beneficial owner of shares, preference shares or ADRs that is, for U.S. federal income tax purposes, (i) a citizen of or an individual resident in the United States, (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes, created in or organized under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust, if (x) a court within the United States is able to exercise primary supervision over its administration and (y) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. If a partnership holds shares, preference shares or ADRs, the consequences to a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares, preference shares or ADRs should consult its tax advisor regarding the associated tax consequences. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of shares, preference shares or ADRs. In particular, this summary deals only with U.S. Holders that will hold shares, preference shares or ADRs as capital assets and does not address the tax treatment of special classes of U.S. Holders, such as financial institutions, tax-exempt entities, insurance companies, retirement plans, persons holding shares, preference shares or ADRs as part of a "straddle" or as part of a "synthetic security" or a hedging or conversion transaction or other integrated transaction, real estate investment trusts, regulated investment companies, partnerships, pass-through entities or persons who hold through partnerships or other pass-through entities, U.S. expatriates, persons subject to the alternative minimum tax, dealers or traders in securities, currencies or notional principal contracts, persons that own (or are deemed to own for U.S. federal income tax purposes) 10% or more of the voting stock of the Bank, holders who hold shares, preference shares or ADRs in connection with a trade, profession or vocation carried on in Greece (whether through a branch, agency or otherwise) and holders whose "functional currency" is not the U.S. dollar. Further, this discussion does not address any tax consequences applicable to holders of equity interests in a holder of shares, preference shares or ADRs. This summary is based upon current U.S. federal income tax law, including the U.S. Internal Revenue Code of 1986 (the "Code"), its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to change (possibly with retroactive effect); and the Convention Between the United States of America and the Kingdom of Greece (now the Hellenic Republic) for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, with effect from December 30, 1953.

        Prospective purchasers should consult their tax advisors as to the consequences under U.S. federal, estate, gift, state, local and applicable foreign tax laws of the purchase, ownership and disposition of shares, preference shares and ADRs.

        Holders of ADRs will be treated for U.S. federal income tax purposes as owners of the shares or preference shares underlying the ADRs. Accordingly, except as noted, the U.S. federal income tax consequences discussed below apply equally to holders of shares, preference shares and ADRs.

Dividends

        Under current Greek tax law dividend payments to U.S. Holders of shares and preference shares are subject to 10% withholding tax, however especially for dividends payable under the preference shares issued by the Bank to a U.S. Holder a gross up clause applies and payments are grossed up for the corresponding amount of tax.

        The taxation of ADRs listed on N.Y.S.E. held by a U.S. Holder falls outside the scope of Greek tax law, therefore there are no tax consequences in Greece for the U.S. Holder, unless a surrendering of the ADRs in exchange for the preference shares occurs. However it should be mentioned that to the extent that the dividends paid in respect of the underlying common shares have been subject to 10% withholding tax, the return on the ADRs received by a U.S. Holder may be impacted from such withholding. The gross amount of any distributions paid by the Bank to a U.S. Holder that are actually or constructively received by the U.S. Holder will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of current or accumulated earnings and profits of the Bank, as determined for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends received deduction allowed to corporations. Subject to the discussion below under this Item 10.E, "Taxation—Passive Foreign Investment Company Status", to the extent that an amount received by a U.S. Holder exceeds the allocable share of the Bank's current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. Holder's tax basis in its shares, preference shares or ADRs and then, to the extent such distribution exceeds such U.S. Holder's tax basis, it will be treated as capital gain.

        The Bank does not maintain calculations of its earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend. The amount of any distribution of property other than cash will be the fair market value of that property on the date of the distribution.

        Certain dividends received by individual U.S. Holders before January 1, 2011, will be subject to a maximum income tax rate of 15%. This reduced income tax rate is only applicable to dividends paid by "qualified foreign corporations" (which term excludes passive foreign investment companies, as defined below) and only with respect to shares, preference shares or ADRs held for a minimum holding period (generally, 61 days during the 121-day period beginning 60 days before the ex-dividend date). The Bank expects to be considered a qualified foreign corporation for this purpose.

        The gross amount of dividends paid in euro will be included in the income of such U.S. Holder in a U.S. dollar amount calculated by reference to the spot exchange rate in effect on the day the dividends are received by the U.S. Holder (or, in the case of the ADRs, by The Bank of New York, in its capacity as depositary) regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder will have a basis in any euro distributed equal to their U.S. dollar value on the date they are received by the U.S. Holder (or, in the case of the ADRs, by The Bank of New York in its capacity as depositary). Any gain or loss recognized upon a subsequent disposition of euro will generally be ordinary income or loss. If euro are converted into U.S. dollars on the date of the receipt, the U.S. Holder should not be required to recognize any foreign currency gain or loss in respect of the receipt of euro as dividends. Dividends will be treated as foreign source income for U.S. foreign tax credit limitation purposes. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. Income received with respect to shares, preference shares or ADRs generally will constitute "passive category income" or "general category income". The amount of the qualified dividend income paid by the Bank to a U.S. Holder that is subject to the reduced dividend income tax rate that is taken into account for purposes of calculating the U.S. Holder's U.S. foreign tax credit limitation must be reduced by the "rate differential portion" of such dividend. The rules relating to foreign tax credits and the timing thereof are complex. U.S. Holders should consult their tax advisors regarding the availability of foreign tax credits under their particular circumstances.

Sale or Exchange of Shares, Preference Shares or ADRs

        Subject to the discussion below under this Item 10.E, "Taxation—Passive Foreign Investment Company Status", gain or loss realized by a U.S. Holder on the sale or other disposition of shares, preference shares or ADRs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder's adjusted tax basis in the shares, preference shares or ADRs and the amount realized on the disposition. Such gain or loss generally will be treated as long-term capital gain or loss if the shares, preference shares or ADRs have been held for more than one year. Capital gains of individuals derived from capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to significant limitations. Any gain or loss realized will generally be treated as derived from U.S. sources.

        Except as otherwise provided in the next paragraph, the Bank believes that for U.S. federal income tax purposes, U.S. Holders should generally recognize gain or loss upon the redemption or mandatory repurchase of their preference shares or the underlying ADRs in an amount equal to the excess, if any, of the cash and the fair market value of any property received in the redemption (other than amounts attributable to accrued but otherwise unpaid dividends) over the U.S. Holder's adjusted tax basis in the preference shares or the underlying ADRs surrendered. That capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in respect of such preference shares or the underlying ADRs is more than one year. Any cash and the fair market value of any property received that is attributable to accrued dividends not previously recognized in income should be taxed as ordinary income.

        Although the matter is not free from doubt, if the preference shares or the underlying ADRs are redeemed or mandatorily repurchased by the Bank, a portion of the redemption amount equal to the liquidation preference reduction amount may be characterized for U.S. federal income tax purposes as attributable to declared but otherwise unpaid dividends. In such an event, it is possible that U.S. Holders will recognize in a redemption or mandatory repurchase additional dividend income equal to the liquidation preference reduction amount, and a capital loss of the same amount. Under current law, any redemption or repurchase proceeds characterized as dividends for U.S. federal income tax purposes would be eligible for taxation at the reduced income tax rates available for qualified dividend income as discussed above under Item 10.E "Taxation—Dividends".

        The U.S. federal income tax consequences of a redemption or mandatory repurchase for U.S. Holders that own, actually or constructively, other classes of stock of the Bank in addition to preference shares or the underlying ADRs may differ from that described above.

        The surrender of ADRs in exchange for shares or preference shares (or vice versa) will not be a taxable event for U.S. federal income tax purposes and U.S. Holders will not recognize any gain or loss upon such an exchange.

        If a U.S. Holder receives any foreign currency on the sale, exchange or disposition of shares or preference shares such U.S. Holder generally will realize an amount equal to the U.S. dollar value of such foreign currency on the settlement date of such sale, exchange or disposition if (i) such U.S. Holder is a cash basis or electing accrual basis taxpayer and the shares are treated as being "traded on an established securities market" or (ii) such settlement date is also the date of such sale, exchange or disposition. If the foreign currency so received is converted to U.S. dollars on the settlement date, such U.S. Holder should not recognize foreign currency gain or loss on such conversion. If the foreign currency so received is not converted into U.S. dollars on the settlement date, such U.S. Holder will have a basis in such foreign currency equal to its U.S. dollar value on the settlement date. Any gain or loss on a subsequent conversion or other disposition of such foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for U.S. foreign tax purposes. Each U.S. Holder should consult its tax advisor regarding the U.S. federal income tax consequences of receiving foreign currency from the sale, exchange or other disposition of shares or preference shares.

U.S. Information Reporting and Backup Withholding

        Non-corporate U.S. Holders may be subject to the information reporting requirements of the Code, as well as to backup withholding on the payment of dividends on, and the proceeds received from the disposition of, shares, preference shares or ADRs. Backup withholding may apply if a U.S. Holder (i) fails to furnish its taxpayer identification number ("TIN"), which, in the case of an individual, is his or her social security number; (ii) fails to provide certification of exempt status; (iii) is notified by the Internal Revenue Service ("IRS") that he or she has failed properly to report payments of interest and dividends; (iv) under certain circumstances, fails to certify, under penalty of perjury, that he or she has furnished a correct TIN or the Bank has been notified by the IRS that such U.S. Holder is subject to backup withholding for failure to furnish a correct TIN; or (v) otherwise fails to comply with the applicable requirements of the backup withholding rules.

        U.S. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable. The amount withheld from a payment to a U.S. Holder under the backup withholding rules generally will be allowed as a credit against such holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Passive Foreign Investment Company Status

        The foregoing discussion of dividends and capital gains assumes that the Bank is not a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes. Based upon (i) U.S. Treasury Regulations (the "Regulations") and (ii) the regulatory status of the Bank under local laws, its banking activities performed in the ordinary course of business (including lending, accepting deposits and depositing money in other banks), the proportion of its income derived from activities that are "bona fide" banking activities for U.S. federal income tax purposes and its securities activities performed in the ordinary course of business (including selling debt instruments to customers in a dealer capacity), the Bank believes that it was not a PFIC for 2008 (the latest period for which the determination can be made) and, based further on its present regulatory status under local laws, the present nature of its activities, and the present composition of its assets and sources of income, the Bank does not expect to be a PFIC for the current year or for any future years. However, because PFIC status is a factual determination made annually and because there are uncertainties in the application of the relevant rules, there can be no assurances that the Bank will not be considered to be a PFIC for any particular year.

        If for any year in which a U.S. Holder held shares, preference shares or ADRs, the Bank were to qualify as a PFIC, the U.S. Holder would be subject to special rules with respect to (i) any gain realized on the sale or other disposition (including a pledge) of the shares, preference shares or ADRs and (ii) any "excess distribution" by the Bank to the U.S. Holder (generally, any distributions to the U.S. Holder in respect of the shares, preference shares or ADRs during a single taxable year to the extent the distributions exceed 125% of the average annual distributions received by the U.S. Holder in respect of the shares, preference shares or ADRs during the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the shares, preference shares or ADRs). Under these rules, (i) the gain or excess distribution would be allocated ratably over the U.S. Holder's holding period for the shares, preference shares or ADRs, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income, (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year and (iv) the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

        U.S. Holders can avoid the interest charge by making a mark to market election with respect to the shares, preference shares and ADRs, provided that the shares are "marketable" within the meaning of the Regulations. The shares, preference shares and ADRs will not be considered "marketable" for purposes of this election unless the exchange or market on which the shares are regularly traded is a qualified stock exchange or other market. Under the Regulations, a stock exchange is a "qualified stock exchange" if it is either one of the recognized U.S. stock exchanges, such as the New York Stock Exchange, or, alternatively, a foreign stock exchange, such as the ATHEX, may constitute a qualified exchange if it meets certain trading, listing, financial disclosure and other requirements set forth in the Regulations. The mark to market election will remain in effect unless the IRS consents to revocation, or until the shares cease to be marketable. A U.S. Holder that makes a mark to market election generally will, subject to certain limitations, be required to take into account the difference, if any, between the fair market value and the adjusted tax basis of its ADRs, preference shares or shares, at the end of a taxable year, as ordinary income (or, subject to certain limitations, ordinary loss) in calculating its income for such year. In the case of a mark to market election, gains from an actual sale or other disposition of the ADRs, preference shares or shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the ADRs, preference shares or shares will be treated as ordinary loss to the extent of any net mark to market gains for prior years.

        Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC. If the shares, preference shares or ADRs constitute equity interests in a PFIC, a U.S. Holder will be required to make an annual return on IRS Form 8621 regarding distributions received with respect to shares, preference shares or ADRs and any gain realized on the disposition (including a pledge) of shares, preference shares or ADRs.

  Reportable Transaction

        A U.S. Holder that participates in any "reportable transaction" (as defined in the Regulations) must attach to its U.S. federal income tax return a disclosure statement on IRS Form 8886. U.S. Holders are urged to consult their tax advisor as to the possible obligation to file IRS Form 8886 with respect to the sale, exchange or other disposition of any foreign currency received as a dividend on, or as proceeds from the sale, exchange or other disposition of shares, preference shares or ADRs.

        The information set out above is a summary only and U.S. and other taxation may change from time to time. Prospective investors should consult their tax advisors as to the consequences of the purchase, ownership and disposition of shares, preference shares and ADRs including, in particular, the effects of the tax laws of any other jurisdiction.

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

J.     Relationship with the Hellenic Republic

Hellenic Republic as Shareholder

        The Hellenic Republic does not directly hold any of the Bank's ordinary shares. However, certain state-related entities, primarily pension funds (most of whose boards of directors are appointed by the Hellenic Republic) may exercise indirect influence on the Bank. As at June 2, 2009, domestic pension funds owned approximately 17.3% of our share capital and other domestic public sector related legal entities and the Church of Greece, owned approximately 7.6%. See Item 3.D, "Risk Factors—Risks Relating to Our Business—State-related entities may have an important influence on the Bank". In addition, the Hellenic Republic will have a pre-emptive right to subscribe for New Shares that are not subscribed by holders of rights and their transferees. See "Risk Factors—Risks Relating to the Current Financial Crisis—Through its holding of preference shares in the Bank, the Hellenic Republic is in a position to exert influence over the Group".

        Following implementation of the preference share facility of the Hellenic Republic bank support plan in 2009, the Hellenic Republic owns all of the 70 million non-transferable redeemable preference shares issued under this facility. These preference shares carry voting rights at the general meeting of preferred shareholders. The Hellenic Republic has also appointed a representative to the Bank's Board of Directors who has veto power relating to corporate decisions both at the Board level and at the General Meetingon matters pertaining to Director and senior management compensation and dividend policy. See Item 6.E "Share Ownership". The government-appointed director may only utilize his veto power following a decision of the Minister of Economy and Finance or if he considers that the relevant corporate decisions may jeopardize the interests of depositors or materially affect the solvency and effective operation of the participating bank. The Bank will be required to convert these preference shares into ordinary shares or another class of shares five years after issuance, if redemption of the preference shares by the Bank would cause its Tier I capital to fall below the minimum levels set by the Bank of Greece. For more information on the Hellenic Republic bank support plan, please see Item 4.B "Business Overview—Regulation and Supervision of Banks in Greece—Plan for the Support of the Liquidity of the Greek Economy".

Hellenic Republic as Customer

        The Hellenic Republic, including state-related entities, is a large customer of the Bank in terms of loans and deposits. At December 31, 2008, approximately 15.6% of the Bank's outstanding gross loans were to the Hellenic Republic and state-related entities, and approximately 3.0% of the Bank's deposits were from the Hellenic Republic and state-related entities. The commercial relationship between the Bank, the Hellenic Republic and other state-owned enterprises is conducted on a normal "arm's length" basis. The Group's senior management believes that the commercially-oriented strategy currently being implemented will continue for the foreseeable future.

ITEM 11    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

        Market risk arises from the uncertainty and volatility of prices and rates as they change in the relevant markets over time, including interest rates, equity prices and foreign exchange rates. While our trading activities enhance profitability by allowing us to offer an expanded suite of financial services, these activities involve bearing market risk. We seek to identify, estimate, monitor and manage market risk effectively by means of a framework of principles, measurements and valid limits that are applied to each of the Group's transactions. The most significant types of market risk for the Group are interest rate risk, equity risk and foreign exchange risk.

Interest Rate Risk

        Interest rate risk relates to the potential loss on securities of our bond portfolio due to adverse movements in interest rates. Interest rate risk arises from our trading and available-for-sale bond portfolios and the interest rate pertaining to exchange-traded and over-the-counter transactions.

        The Bank retains a substantial portfolio of Greek sovereign debt and also holds positions in Greek and international corporate debt. In order to provide a hedge for the fixed interest rate exposure arising from the position in fixed rate Greek government bonds, we enter into future contracts on two-, five- and ten-year German government bonds. Additionally, we are active in the swap market by entering into "plain vanilla" derivatives transactions and structured contracts for hedging and proprietary purposes. As a means of hedging, we use swaps to convert the fixed rate risk into floating rate risk in order to reduce exposure to fair value fluctuations.

Equity Risk

        Equity risk relates to the potential loss that might occur due to adverse movements in the prices of stocks and equity indices. The Bank holds a portfolio of stocks, the majority of which are traded on the ATHEX, and also retains positions in stock and equity index derivatives traded on Greek and international exchanges. Our cash portfolio comprises trading and available-for-sale positions. Our portfolio of equity derivatives is primarily used to hedge the equity risk arising from our cash position and from the equity-linked products offered to our clientele. We also enter into over-the-counter equity transactions for trading and hedging purposes.

Foreign Exchange Risk

        Foreign exchange risk relates to the potential loss that might occur due to adverse movements in foreign exchange rates. Foreign exchange risk stems from the Group's open currency position ("OCP"), primarily from the transactions of our Treasury in foreign currencies: foreign exchange spot and forward deals. OCP is divided into Trading OCP and Structural OCP. The Structural OCP contains all of the Group's investment assets and liabilities in foreign currency along with the foreign exchange transactions performed by the Treasury.

        The Group trades in all major currencies. The bulk of our holdings are in short-term positions for trading purposes and for servicing our institutional, corporate, domestic and international clientele. According to the Group's strategy, at the end of each trading day, OCP should comply with the limits set by the Treasury and the GRMD.

        The Bank files daily standard foreign exchange position reports, which enables the Bank of Greece to monitor our foreign exchange risk. VaR limits are set according to the guidelines of the GRMD and monitored by the IAID.

Value-at-Risk Methodology

        To manage market risk on its trading and investment portfolio, the Bank estimates market risk by applying a Value-at-Risk ("VaR") methodology. More specifically, the Bank has adopted the variance-covariance methodology, applying a 99% confidence interval and a one-day holding period. The VaR is calculated on a daily basis for the Bank's trading and available-for-sale positions, along with the VaR per risk type (interest rate, equity and foreign exchange risk). The model and the VaR calculations have been thoroughly examined and approved by the Central Bank of Greece, as well as by external consultants. The VaR model is based on certain theoretical assumptions, which under extreme market conditions might not capture the maximum loss the Bank or the Group will suffer.

        In 2008, the total VaR (99%, one-day) of the Bank's portfolio varied from €4.4 million to €19.7 million, with an average estimate of €9.8 million. The increase of total VaR in 2008 is mostly attributed to the increase of the interest rate VaR. The turbulence in the financial markets, which begun with the collapse of the US sub-prime mortgage market in the middle of 2007, continued in 2008, leading to higher interest rate volatility levels, especially of the EUR rates. Moreover, the sharp decline of interest rates during the fourth quarter of 2008 increased interest rate volatility further and resulted to the increase of the respective VaR figures.

	Total VaR		Interest Rate VaR		Equity VaR		FX VaR
	2008	2007	2008	2007	2008	2007	2008	2007
	(EUR in millions)
Average	9.8	3.3	8.5	2.7	3.3	1.9	2.7	0.6
Max	19.7	6.6	15.3	5.3	7.7	3.5	15.2	2.0
Min	4.4	1.7	4.0	1.5	1.3	0.9	0.3	0.1
Year End	11.0	5.9	11.0	4.9	2.9	2.5	2.7	1.1

Limitations of our VaR model

        We are confident in our market risk measurement method and the implemented system which has been approved by both the Bank of Greece and external consultants.

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

Limits Framework

        The Group Risk Management Division has established a VaR limit framework in order to control and manage more efficiently the risks to which the Bank is exposed. These limits are based on the desired level of risk the Bank is willing to take in accordance with the decisions of its management bodies, the Bank's regulatory capital and the business activities of the Treasury.

        The VaR limits refer not only to the specific types of market risk (interest rate, foreign exchange and equity risk), but also to the overall market risk of the Bank's trading and available-for-sale portfolios.

        The Treasury is responsible for sustaining VaR limits, whereas the Group Risk Management Division has to monitor them on a daily basis. According to our market risk policy, the limits are reviewed every year, or earlier if necessary (e.g. due to the expansion of the Bank's trading activities). Also, there are formal procedures in place to anticipate plausible limit breaches.

Backtesting

        The Bank performs backtesting in order to verify the predictive power of its VaR model. The calculations refer only to the Bank's trading positions, in accordance with the guidelines from the Bank of Greece, and involve the comparison of "hypothetical" daily gains and losses with the respective estimates of the VaR model used for regulatory purposes. If the backtesting result exceeds the VaR, the model has underestimated the potential loss and is deemed to have failed. Backtesting is conducted on a daily basis and any excess is immediately reported to the Bank of Greece. Additionally, all the results are disclosed to the Bank of Greece every quarter.

Stress Testing

        The daily VaR estimations refer to "normal" market conditions. However, supplementary analysis is necessary for capturing the potential loss that might be incurred under extreme and unusual circumstances in the financial markets. Thus, the Group Risk Management Division conducts stress testing on a weekly basis, by applying different scenarios depending on the type of risk component. Stress testing is performed on both trading and available-for-sale portfolios, as well as separately on the positions of the trading book.

        The scenarios used are in compliance with the IMF guidelines and capture the three basic types of market risk, as shown in the following tables:
        Interest rate-related scenarios:

Scenario	Description	0-3 Months	3 Months- 5 Years	>5 Years
1	Parallel Curve Shift	+200 bp	+200 bp	+200 bp
2	Parallel Curve Shift	-200 bp	-200 bp	-200 bp
3	Steepening	0 bp	+100 bp	+200 bp
4	Flattening	+200 bp	+100 bp	0 bp

        Stock market indices-related scenarios:

Scenario	Description
1	-30% for all indices

        Foreign exchange rate-related scenarios:

Scenario	Description
1	EUR depreciation by 30%

Emerging Markets Risk

        We operate in Turkey, Bulgaria, Albania, FYROM, Romania, Serbia and Egypt, all of which are considered emerging markets. The most important subsidiary in our market risk analysis is Finansbank in Turkey.

        In order to facilitate market risk analysis on the Group level, since January 1, 2008 Finansbank has employed the same VaR methodology as the Bank in order to calculate the VaR of their trading and available-for-sale portfolios on a daily basis, along with the VaR per risk type. The GRMD receives a daily VaR report produced by the Risk Management Department of Finansbank for monitoring purposes. There is also a limit framework in place, approved by the Finansbank Board of Directors, along with formal procedures to anticipate plausible limit breaches. Additionally, we perform stress testing on the positions held in the trading and available-for-sale portfolios of Finansbank on a quarterly basis, in order to estimate the potential loss to the Group due to extreme market conditions in Turkey.

        Interest rate risk that arises from its bond portfolio (mainly composed of Turkish sovereign bonds) is the most significant market risk faced by Finansbank. During 2008, the VaR (99%, one-day) varied from €2.3 million to €21.5 million, with an average of €9.2 million. On December 31, 2008 Finansbank's VaR was estimated at €15.7 million.

        Other Group subsidiaries do not bear market risk in levels significant to the Group analysis. However, their positions are monitored by the GRMD and the Treasury. UBB is in the last stages of implementing a VaR system, which will be less sophisticated due to the nature of its positions.

Counterparty Risk

        Counterparty risk is the risk arising from an obligor's failure to meet its contractual obligations. For the efficient management of counterparty risk, the Bank has established a framework of counterparty limits. The GRMD is responsible for the setting and monitoring of the limits.

        Counterparty limits are set based on the credit rating of the financial institutions. The credit ratings are provided by internationally recognized ratings agencies, in particular by Moody's and Standard & Poor's. According to the Bank's policy, if agencies disagree on the creditworthiness of a financial institution, only the lowest one will be taken into consideration. In cases where a financial institution is not rated by the above agencies, its rating is given by the Bank's internal rating model.

        The counterparty limits apply to all financial instruments in which the Treasury is active in the interbank market. The limits framework is revised according to the business needs of the Bank and prevailing conditions in international financial markets. A similar limit structure for the management of counterparty risk is enforced across all of the Group's subsidiaries.

        To calculate capital requirements, we measure the exposure amount by applying a mark-to-market ("MTM") methodology. The process includes:

  •
  Data gathering via risk management systems;

  •
  Performance of quantitative and qualitative checks; and

  •
  Application of the MTM methodology according to the Bank of Greece Governor's Act 2594/2007, Section B taking into account master netting agreements.

        The Bank seeks to reduce counterparty risk by standardizing relationships with counterparties through ISDA and GMA contracts that respectively include all necessary closeout netting clauses and margining agreements. Additionally, for the most active counterparties in over-the-counter derivatives, credit support annexes have been put in effect so that on the basis of daily valuations, net current exposures are managed through margin accounts where cash collaterals can be reciprocally posted.

        The Bank avoids taking positions on derivative contracts where the values of the underlying assets are highly correlated with the credit quality of the counterparty.

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

Interest rate sensitivity analysis

        We performed a sensitivity analysis to estimate the potential impact of certain changes in interest rates on the fair value of financial instruments held as at December 31, 2008. The analysis below was performed based on the following assumptions:

Balance sheet items (except Derivative financial instruments)

  •
  All balance sheet items have been revalued assuming both a 0.5% and a 1% (i.e., 50 and 100 basis points) increase in interest rates for 2007 and 2008 and both a 0.5% and a 1% (i.e., 50 and 100 basis points) decrease in interest rates in 2007 and 2008 across the maturity ladder (i.e. "parallel shift of the yield curve"). For 2008 the negative shifts (i.e. -100, -50 basis points) were not applied on the JPY, CHF and USD rates due to the level of the respective yield curves. For 2007 and 2008, TRY balance sheet items have been revalued assuming both a 1.0% and a 1.5% (i.e., 100 and 150 basis points) increase in interest rates in 2007 and 2008 and both a 1.0% and 1.5% (i.e., 100 and 150 basis points) decrease in interest rates in 2007 and 2008 across the maturity ladder.

  •
  The interest rate basis used for short-term instruments maturing or repricing within one year varied depending upon the currency in which the instrument is denominated. For example, for instruments denominated in euro, EURIBOR was used; for instruments denominated in currencies that are not fixed to the euro, the London Interbank Offered Rate, commonly referred to as "LIBOR" was used.

  •
  The swap yield curves were used as the basis for valuing instruments with maturities or repricing intervals of over one year. The yield curves were adjusted uniformly to the changes in interest rates. Future loan cash flows were discounted using the prevailing market rates adjusted by the applicable credit spread. Future cash flows of debt instruments were discounted using the interest rates implied by the bond yield curves apart from bonds that are economically hedged with swaps, in which case their future cash flows were discounted using the interest rates implied by the swap yield curves.

  •
  All other variables, such as foreign currency exchange rates, were held constant. Please see Item 11, "Quantitative and Qualitative Disclosures about Market Risk—Sensitivity Analysis—Foreign currency sensitivity analysis".

Derivative financial instruments

  •
  All derivative financial instruments have been revalued for 2007 and 2008 assuming both a 0.5% and a 1.0% (i.e., 50 and 100 basis points) increase and both a 0.5% and a 1.0% (i.e., 50 and 100 basis points) decrease in interest rates across the maturity ladder, (i.e., "parallel shift of the yield curve"), except for TRY financial instruments, which were revalued assuming both a 1.0% and a 1.5% for 2007 and 2008 (i.e., 100 and 150 basis points) increase and both a 1.0% and a 1.5% for 2007 and 2008 (i.e., 100 and 150 basis points) decrease in interest rates across the maturity ladder. For 2007, in the negative shifts (i.e., -100, -50 basis points), the JPY rates were not changed because the biggest part of each corresponding curve was less than 100 basis points. For 2008 the negative shifts (i.e. -100, -50 basis points) were not applied on the JPY, CHF and USD rates due to the level of the respective yield curves.

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

	December 31, 2008		Market Value Change		Market Value Change
	Carrying Amount	Fair value	+100bps	-100bps	+50bps	-50bps
	(EUR in thousands)
Assets
Deposits with central bank	2,882,480	2,882,480	(1,966)	1,972	(541)	543
Securities purchased under agreements to resell	657,070	657,070	(1,740)	1,738	(819)	820
Interest bearing deposits with banks	1,750,516	1,767,466	(5,808)	6,658	(2,578)	2,719
Money market investments	241,257	241,257	251	(250)	526	(525)
Trading assets	2,056,589	2,056,589	(79,293)	89,161	(52,601)	55,365
Derivative assets	1,554,340	1,554,340	(949,899)	1,149,170	(521,536)	559,572
Available-for-sale securities at fair value	12,250,841	12,250,841	(619,434)	758,755	(405,420)	446,380
Held to Maturity securities	130,548	132,919	(6,394)	7,159	(9,339)	11,064
Net loans	69,234,418	69,087,589	(1,062,883)	1,256,117	(597,281)	645,603

Total interest rate sensitive assets	90,758,059	90,630,551	(2,727,166)	3,270,480	(1,589,589)	1,721,541

Liabilities
Total deposits	80,522,785	80,645,571	106,876	(209,735)	73,440	(82,374)
Securities sold under agreements to repurchase	1,757,153	1,757,153	3,347	(3,350)	1,730	(1,732)
Other borrowed funds	537,315	545,877	635	(541)	985	(773)
Derivative liabilities	1,567,815	1,567,815	2,120,258	(2,565,001)	1,108,610	(1,195,509)
Long term debt	4,385,023	4,276,566	52,553	(28,434)	52,453	(27,190)

Total interest rate sensitive liabilities	88,770,091	88,792,982	2,283,669	(2,807,061)	1,237,218	(1,307,578)

Total interest rate balance sheet sensitivity			(5,010,835)	6,077,541	(2,826,807)	3,029,119

	December 31, 2008		Market Value Change		Market Value Change
	Notional Value	Fair value	+100bps	-100bps	+50bps	-50bps
	(EUR in thousands)
Derivatives
Interest rate swaps	54,759,617	256,376	921,884	(1,180,628)	488,581	(555,481)
Cross currency interest rate swaps	3,520,267	(15,569)	(9,998)	32,584	(34,876)	48,334
Foreign exchange swaps	7,936,300	(243,094)	605	(1,742)	663	(923)
Financial futures	4,506,754	(32,888)	243,571	(236,593)	124,190	(115,824)
Outright foreign exchange forwards	487,019	7,373	(35)	303	(27)	156
Options	3,611,934	22,237	14,248	(29,671)	8,417	(12,073)
Forward rate agreements	156,213	(7,910)	84	(84)	126	(126)

Total interest rate derivatives sensitivity			1,170,359	(1,415,831)	587,074	(635,937)

	December 31, 2007		Market Value Change		Market Value Change
	Carrying Amount	Fair value	+100bps	-100bps	+50bps	-50bps
	(EUR in thousands)
Assets
Deposits with central bank	2,372,145	2,372,145	(1,680)	1,685	(477)	478
Securities purchased under agreements to resell	1,415,688	1,415,688	(11,601)	12,213	(4,806)	5,162
Interest bearing deposits with banks	1,777,422	1,777,446	(3,014)	3,029	(1,360)	1,363
Money market investments	254,034	254,034	564	(559)	1,134	(1,133)
Trading assets	12,371,326	12,371,326	(104,495)	65,990	(50,635)	42,800
Derivative assets	334,783	334,783	411,927	(463,762)	212,032	(223,937)
Available-for-sale securities at fair value	4,550,227	4,550,227	(73,689)	70,017	(69,347)	69,942
Net loans	54,427,540	54,943,425	(478,657)	510,414	(321,368)	339,216

Total interest rate sensitive assets	77,503,165	78,019,074	(260,645)	199,027	(234,827)	233,891

Liabilities
Total deposits	66,872,882	66,822,922	106,746	(107,074)	73,104	(73,432)
Securities sold under agreements to repurchase	3,509,525	3,509,397	5,611	(5,638)	2,841	(2,848)
Other borrowed funds	473,666	471,706	3,890	(4,015)	5,789	(6,071)
Derivative liabilities	1,071,806	1,071,806	(248,499)	334,665	(93,141)	114,051
Long term debt	5,425,319	5,321,106	52,229	(57,045)	34,873	(36,038)

Total interest rate sensitive liabilities	77,353,198	77,196,937	(80,023)	160,893	23,466	(4,338)

Total interest rate balance sheet sensitivity			(180,622)	38,134	(258,293)	238,229

	December 31, 2007		Market Value Change		Market Value Change
	Notional Value	Fair value	+100bps	-100bps	+50bps	-50bps
	(EUR in thousands)
Derivatives
Interest rate swaps	23,530,991	(178,747)	(79,301)	108,410	(45,013)	58,018
Cross currency interest rate swaps	3,224,585	(456,338)	54,822	(42,914)	68,867	(72,646)
Foreign exchange swaps	5,979,974	(164,900)	73	(407)	70	(63)
Financial futures	4,304,865	14,985	175,618	(189,190)	89,421	(92,812)
Outright foreign exchange forwards	1,244,970	11,917	(149)	584	(76)	81
Options	4,859,565	36,000	12,297	(5,513)	5,521	(2,363)
Forward rate agreements	79,380	60	67	(67)	101	(101)

Total interest rate derivatives sensitivity			163,427	(129,097)	118,891	(109,886)

        The absolute market value change of our debt and equity trading assets in a 100 basis points parallel shift of the yield curve has decreased from €104.5 million in 2007 to €79.3 million (upward shift) in 2008 and increased from €66.0 million in 2007 to €89.2 million (downward shift) in 2008 reflecting mainly the decrease of our trading bond portfolio.

        The absolute market value change of our available-for-sale securities in a 100 basis points parallel shift of the yield curve increased from €73.7 million (upward shift) and €70.0 million (downward shift) in 2007 to €619.4 million (upward shift) and €758.8 million (downward shift) in 2008, respectively, reflecting both an increase of our portfolio and higher levels of interest rate risk.

        The absolute market value change of our loan portfolio in a 100 basis points parallel shift of the yield curve has increased from €478.7 million (upward shift) and €510.4 million (downward shift) in 2007 to €1,062.9 million (upward shift) and €1,256.1 million (downward shift) in 2008, reflecting both an increase of our portfolio and higher levels of interest rate risk.

        On the liabilities side, the absolute market value change of our deposits in a 100 basis points parallel shift of the yield curve remained stable from €106.7 million (upward shift) to €106.9 million in 2008 and increased from €107.1 million (downward shift) in 2007 to €209.7 million in 2008.

        The absolute market value change of our derivatives portfolio in a 100 basis points parallel shift of the yield curve increased from €163.4 million (upward shift) and €129.1 million (downward shift) in 2007 to €1,170.4 million (upward shift) and €1,415.8 million (downward shift) in 2008. This is due to the increase of the interest rate swap portfolio and the number of contracts held in interest rate futures.

Foreign currency sensitivity analysis

        We deal in several currencies so a sensitivity analysis has been performed to show the effects that a simultaneous change of all currencies against the euro would have on our financial position.

        The foreign currency exchange sensitivity analysis below was performed based on the following assumptions:

Balance sheet items

  •
  For the fiscal year ended December 31, 2007 and 2008 all balance sheet items have been revalued assuming a 10% increase and a 10% decrease in the value of all currencies other than the euro and those currencies that are denominations of the euro against the euro.

  •
  All other variables, such as interest rates, were held constant.

	December 31, 2008
			Market Value Change
	Carrying amount	Fair value
			+10%	-10%
	(EUR in thousands)
Assets
Cash and due from banks	1,540,170	1,540,170	46,383	(37,949)
Deposits with central bank	2,882,480	2,882,480	123,152	(100,761)
Securities purchased under agreements to resell	657,070	657,070	10,795	(8,832)
Interest bearing deposits with banks	1,750,516	1,767,466	61,793	(50,558)
Money market investments	241,257	241,257	9,399	(7,690)
Trading assets	2,056,589	2,056,589	29,523	(24,155)
Derivative assets	1,554,340	1,554,340	150,808	(102,975)
Available-for-sale securities at fair value	12,250,841	12,250,841	300,405	(245,786)
Held to Maturity securities	130,548	132,919	—	—
Net loans	69,234,418	69,087,589	1,640,573	(1,342,287)
Accrued interest receivable	1,257,942	1,257,942	45,807	(37,479)

Total foreign exchange sensitive assets	93,556,171	93,428,663	2,418,638	(1,958,472)

Liabilities
Total deposits	80,522,785	80,645,571	(1,997,164)	1,634,043
Securities sold under agreements to repurchase	1,757,153	1,757,153	(20,603)	16,857
Derivative liabilities	1,567,815	1,567,815	34,572	(62,886)
Other borrowed funds	537,315	545,877	(26,608)	21,770
Long-term debt	4,385,023	4,276,566	(197,741)	161,788

Total foreign exchange sensitive liabilities	88,770,091	88,792,982	(2,207,544)	1,771,572

Total foreign exchange balance sheet sensitivity			211,094	(186,900)

	December 31, 2008
			Market Value Change
	Notional Value	Fair value
			+10%	-10%
	(EUR in thousands)
Derivatives
Interest rate swaps	54,759,617	256,376	(5,081)	4,658
Cross-currency interest rate swaps	3,520,267	(15,569)	(24,221)	22,022
Foreign exchange swaps	7,936,300	(243,094)	272,144	(248,857)
Financial futures	4,506,754	(32,888)	(70,108)	63,749
Outright foreign exchange forwards	487,019	7,373	10,663	(9,847)
Options	3,611,934	22,237	(1,619)	6,016
Forward rate agreements	156,213	(7,910)	3,602	(3,602)

Total foreign exchange derivatives sensitivity			185,380	(165,861)

	December 31, 2007		Market Value Change
	Carrying amount	Fair value	+10%	-10%
	(EUR in thousands)
Assets
Cash and due from banks	4,226,768	4,226,768	99,851	(81,696)
Deposits with central bank	2,372,145	2,372,145	68,664	(56,179)
Securities purchased under agreements to resell	1,415,688	1,415,688	26,147	(21,393)
Interest bearing deposits with banks	1,777,422	1,777,446	92,449	(75,670)
Money market investments	254,034	254,034	22,159	(18,130)
Trading assets	12,371,326	12,371,326	70,533	(57,709)
Derivative assets	334,783	334,783	(82,537)	61,770
Available-for-sale securities at fair value	4,550,227	4,550,227	271,985	(222,533)
Net loans	54,427,540	54,943,425	1,583,646	(1,295,710)
Accrued interest receivable	843,675	843,675	29,356	(24,018)

Total foreign exchange sensitive assets	82,573,608	83,089,517	2,182,253	(1,791,268)

Liabilities
Total deposits	66,872,882	66,822,922	(1,919,783)	1,570,731
Securities sold under agreements to repurchase	3,509,525	3,509,397	(20,417)	16,705
Derivative liabilities	1,071,806	1,071,806	379,494	(316,399)
Other borrowed funds	473,666	471,706	(48,478)	39,664
Long-term debt	5,425,319	5,321,106	(306,113)	250,456

Total foreign exchange sensitive liabilities	77,353,198	77,196,937	(1,915,297)	1,561,157

Total foreign exchange balance sheet sensitivity			266,956	(230,111)

	December 31, 2007		Market Value Change
	Notional Value	Fair value	+10%	-10%
	(EUR in thousands)
Derivatives
Interest rate swaps	23,530,991	(178,747)	(754)	691
Cross-currency interest rate swaps	3,224,585	(456,338)	(14,022)	12,749
Foreign exchange swaps	5,979,974	(164,900)	363,738	(328,810)
Financial futures	4,304,865	14,985	(57,765)	52,525
Outright foreign exchange forwards	1,244,970	11,917	(3,235)	2,930
Options	4,859,565	36,000	8,859	5,422
Forward rate agreements	79,380	60	136	(136)

Total foreign exchange derivatives sensitivity			296,957	(254,629)

ITEM 12   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

 PART II

ITEM 13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.    General Effect of the Modifications on the Rights of Security Holders

        On May 18, 2004, the Bank's shareholders at the General Meeting of Shareholders approved the increase in the Bank's share capital by €344,328,417 through capitalization of reserves and the issuance of 76,517,426 new bonus shares to be distributed to the Bank's shareholders in a proportion of three new shares for every ten shares held as of the record date, June 10, 2004. Following the issuance of the bonus shares, on June 18, 2004, the Bank's share capital is €1,492,089,799.50, represented by 331,575,511 fully-paid shares, with nominal value €4.50 per share.

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

        On April 17, 2008 the General Meeting of the shareholders approved the distribution of dividend of €1.4 per share with May 16, 2008 being the ex-dividend date. On May 15, 2008, the repeat General Meeting of Shareholders approved the distribution of the above dividend partly in the form of €0.40 cash dividend and partly in the form of shares, by issuing four new shares for every one hundred shares held as of May 15, 2008. Following this resolution, the Bank issued 19,067,838 new shares with a nominal value of €5 per share to existing shareholders without payment. Following the decision of distributing €1.00 as stock dividend and this share capital increase, common stock increased by €95,339 thousand and the accumulated surplus decreased by €103,430 thousand, while share capital amounts to €2,481,331 thousand divided to 496,266,299 shares with a nominal value of €5.00 each.

        On May 16, 2008, the Board of Directors of the ATHEX approved for trading the 19,067,838 new common shares of the Bank derived from the above mentioned stock dividend with effective date May 23, 2008.

        On May 15, 2008, the second repeat General Meeting of Shareholders authorized the Board of Directors to increase the share capital of the Bank through the issue of common shares with a pre-emptive right in favor of old shareholders (pursuant to Article 13 of the Companies Act), within a period of three years from the date of this General Meeting of Shareholders resolution and up to the amount that corresponds to 50% of the Bank's paid up share capital.

        On May 15, 2008, the second repeat General Meeting of Shareholders approved the Bank's share capital increase for up to €1.5 billion through the issue of redeemable preference shares (pursuant to Article 17b of the Companies Act) with abolition of existing shareholders' pre-emptive right.

        On June 6, 2008, following the resolution of the Annual General Meeting of Shareholders held on May 15 2008, the Bank issued 25 million Non-cumulative Non-voting Redeemable Preference Shares, which were offered in the form of American Depositary Shares in the United States, at a price of US$25 per preference share. The total proceeds of the offering amounted to US$625 million. The annual dividend is set to US$2.25 per Preference Share. The American Depositary Shares are evidenced by American Depositary Receipts and are listed on the New York Stock Exchange.

        On June 26, 2008, the Board of Directors approved the share capital increase by €1,940 thousand through the issue of 387,970 ordinary shares derived from the exercise of stock options under Program B.

        The Bank's share capital as of December 31, 2008 amounted to €2,490,771,345 divided into a) 496,654,269 ordinary shares of a nominal value of €5.00 each, and b) 25,000,000 Non-cumulative Non-voting Redeemable Preference Shares, of a par value of €0.30 each.

        On January 22, 2009, the Extraordinary General Meeting of Shareholders approved the share capital increase by €350 million through the issue of 70 million redeemable preference shares of a nominal value of €5 each, to be covered by the Greek State, with the cancellation of existing shareholders' pre-emptive rights, pursuant to the provisions of L.3723/2008 on the Hellenic Republic bank support plan. These preference shares bear a fixed return of 10% per annum. For more information on this plan, please see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Plan for the support of the liquidity of the Greek economy".

        On May 21, 2009 the Board of Directors confirmed the payment in full of the shares issued pursuant to the share capital increase approved by the Extraordinary General Meeting of Shareholders held on January 22, 2009 amounting to €350 million, with the issue of 70 million redeemable preference shares. The issue was fully subscribed to by the Hellenic Republic, through the transfer by the latter to the Bank of an equivalent amount of Greek government bonds in accordance with L.3723/2008. These bonds have a coupon equal to six-month EURIBOR plus 1.3%.

B.
Not applicable.

C.
Not applicable.

D.
Not applicable.

E.
Not applicable.

ITEM 15    CONTROLS AND PROCEDURES

(a)   Disclosure Controls and Procedures

        As of December 31, 2008, we performed an evaluation, under the supervision and with the participation of our management, including our Chairman and Chief Executive Officer, Deputy CEO, and Chief Financial Officer and Chief Operations Officer of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon that evaluation, the Chief Executive Officer, Deputy CEO, and Chief Financial Officer and Chief Operations Officer have concluded that our disclosure controls and procedures are effective in providing reasonable assurance that material financial and non-financial information required to be disclosed in this Annual Report is recorded, processed, summarized and reported in a timely manner and that it is accumulated and communicated to our management, including our Chairman and Chief Executive Officer, Deputy CEO, Chief Financial Officer and Chief Operating Officer, as appropriate, to allow timely decisions regarding required disclosure.

Disclosure and Transparency Committee

        In June 2003, the Bank's Management established the Disclosure and Transparency Committee. The purpose of the committee is to monitor the accuracy and adequacy of the information included in public announcements, and generally, in any kind of publications made by the Bank, especially information submitted to the SEC.

        For information in relation to the composition of the Disclosure and Transparency Committee see section 6.C, "Board Practices-Board Committees-Disclosure and Transparency Committee".

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

        Management assessed the effectiveness of the Group's internal control over financial reporting as of December 31, 2008, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (COSO). Based on that assessment, management concluded that, as of December 31, 2008, the Group's internal control over financial reporting is effective.

        The effectiveness of the Group's internal control over financial reporting as of December 31, 2008, has been audited by Deloitte Hadjipavlou Sofianos & Cambanis S.A., an independent registered public accounting firm as stated in their report which appears herein.

Dated July 15, 2009

/s/ Efstratios-Georgios (Takis) A. Arapoglou Efstratios-Georgios (Takis) A. Arapoglou Chairman and Chief Executive Officer
/s/ Ioannis G. Pechlivanidis Ioannis G. Pechlivanidis Vice-Chairman and Deputy Chief Executive Officer
/s/ Anthimos Thomopoulos Anthimos Thomopoulos Chief Financial Officer and Chief Operations Officer

(c)   Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
National Bank of Greece S.A. and subsidiaries
Athens, Greece

        We have audited the internal control over financial reporting of National Bank of Greece S.A. and subsidiaries (the "Group") as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

        In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Group and our report dated July 15, 2009 expressed an unqualified opinion on those financial statements and included an explanatory paragraph relating to the translation of Euro amounts into U.S. dollar amounts for the convenience of the readers in the United States in accordance with Note 2 of such consolidated financial statements.

/s/    Deloitte Hadjipavlou Sofianos & Cambanis S.A.

Athens, Greece
July 15, 2009

(d)   Changes in Internal Control over Financial Reporting

        During the year ended December 31, 2008, there have been no changes in our internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A    AUDIT COMMITTEE FINANCIAL EXPERT

        On May 18, 2004, the Bank's Board of Directors appointed Mr. Stefanos Pantzopoulos, an independent non-executive member of the Board, as the Audit Committee Financial Expert. Mr. Pantzopoulos is independent, as that term is defined in the New York Stock Exchange's manual for listed companies. Mr. Pantzopoulos holds a degree in economics, was in public accounting service in Greece and abroad for more than 35 years and has served as Chairman and Managing Partner of the Greek practice of Arthur Andersen from 1977 to 1998. During that time, Mr. Pantzopoulos was actively involved in the supervision of the audit (in accordance with U.S. GAAP) of the accounts of a large number of subsidiary companies, affiliated companies and branches in Greece of U.S.-based companies. In addition, Mr. Pantzopoulos has served as member of the Supervisory Board of the Greek Certified Public Accountants' Association from 1992 to 2000. Mr. Pantzopoulos has also served as member of the Board of Directors of the Hellenic-American Chamber of Commerce for a number of years. Mr. Pantzopoulos was reappointed by the Bank's Board of Directors as the Audit Committee's Financial Expert on May 25, 2007 for a three-year tenant.

ITEM 16B    CODE OF ETHICS

        The Bank's Board of Directors approved a Code of Ethics for Financial Professionals on February 12, 2004, which covers all Group companies. The Code of Ethics for Financial Professionals covers the activities of the Executive Members of the Board of Directors of each Group company, the Chief Executive Officer and Chief Financial Officer of each Group company as well as all persons responsible for the preparation of financial statements and those dealing with investor relations. The Code of Ethics for Financial Professionals, among other matters, includes provisions for compliance with applicable rules and regulations, demonstrating personal integrity, engaging in honest and ethical conduct, and ensuring that public communications by the Bank are complete, accurate, timely and understandable. A copy of the Code of Ethics for Financial Professionals has been posted on the Bank's website: www.nbg.gr.

        Furthermore, our Board of Directors approved a Group Code of Ethics (the "Code of Ethics") on November 26, 2006. All Group companies either adopted the Code of Ethics or adjusted any existing ethics code to agree to the Group Code of Ethics. The Code of Ethics was sent to each Group employee in early 2007. It appropriately covers issues relating to employee integrity, professionalism and conflict of interests, ethical behavior, business conduct with third parties and compliance with rules and regulations. A copy of the Group Code of Ethics is available on the Bank's website: www.nbg.gr.

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Deloitte Hadjipavlou Sofianos & Cambanis S.A. has served as our principal independent public accountant for each of the past two years ended December 31, 2007 and 2008. The following table presents the aggregate fees for professional audit services and other services rendered by the Group's principal accounting firm Deloitte Hadjipavlou Sofianos & Cambanis S.A., the other member firms of Deloitte Hadjipavlou Sofianos & Cambanis S.A., and their respective affiliates (collectively, "Deloitte").

	Year ended December 31,
Fees by category	2007	2008
	(EUR in thousands)
Audit fees	6,248	8,869
Audit-related fees	345	363
Tax fees	166	66
All other fees	9	31

Total	6,768	9,329

Audit Fees

        Fees billed for audit services for the years ended December 31, 2007 and 2008 consisted primarily of the audit of the Group's consolidated U.S. GAAP Financial Statements, the audit of statutory and subsidiary financial statements and of services provided for compliance with the Sarbanes-Oxley Act requirements. Additionally, fees billed for audit services for the year ended December 31, 2008 include comfort letter fees for the issuance of preferred shares in NYSE.

Audit-Related Fees

        Fees billed for audit related services for the years ended December 31, 2007 and 2008 consisted primarily of other audit and attest services and system and application control reviews.

Tax Fees

        Fees billed for tax services for the years ended December 31, 2007 and 2008 consisted primarily of tax compliance, advisory, and planning services and preparation of tax returns.

Other Fees

        In 2007 and 2008, other audit fees related to various advisory services.

        The Audit Committee has implemented a policy as of May 6, 2003 to approve, on a case-by-case basis, all audit-related services, tax services, and other services in accordance with the rules and regulations concerning auditor independence promulgated by the SEC to implement the Sarbanes-Oxley Act of 2002. Following its decision on January 30, 2006, the Audit Committee has adopted pre- approval guidelines for all allowable non-audit services to be offered by the Group's statutory auditors for which the fee is not higher than the equivalent of €20,000, as well as for services to NBG Private Equity Ltd regarding the performance of standard agreed upon procedures to audit the exit calculations of Fund investments. These services may be approved by the Chief Financial Officer and the Audit Committee's approval is obtained at the next Audit Committee meeting. All other allowable audit and non-audit services to be offered by the Group's statutory auditors are approved, on a case-by-case basis, in accordance with the rules and regulations concerning auditor independence promulgated by the SEC to implement the Sarbanes- Oxley Act of 2002.

        All "Audit fees", "Audit related fees" and "Tax fees" for 2007 and 2008 were specifically approved by the Audit Committee.

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

        During 2008, the Bank purchased 5,954,004 shares at an average price of €20.77 and did not sell any shares. As at December 31, 2008, the Bank held 6,456,504 own shares. All purchases and disposals were made in market transactions effected on the ATHEX. No purchases were made other than in accordance with our buy-back program.

        Due to its participation in the Hellenic Republic bank support plan (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Plan for the support of the liquidity of the Greek economy".) the Bank has not purchased any of its own shares from January 1, 2009 to the date of this Annual Report.

        Pursuant to the buy-back program, for the year ended December 31, 2008, the Bank purchased shares as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share (in EUR)	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Number of Shares that May Yet Be Purchased Under the Programs
January 1 to January 31	—	—	—	20,000,000
February 1 to February 28	—	—	—	20,000,000
March 1 to March 31	—	—	—	20,000,000
April 1 to April 30	—	—	—	20,000,000
May 1 to May 31	—	—	—	20,000,000
June 1 to June 30	—	—	—	20,000,000
July 1 to July 31	809,573	26.00	1,312,073	19,190,427
August 1 to August 31	517,475	29.14	1,829,548	18,672,952
September 1 to September 30	823,775	29.83	2,653,323	17,849,177
October 1 to October 31	3,412,983	16.57	6,066,306	14,436,194
November 1 to November 30	390,198	16.44	6,456,504	14,045,996
December 1 to December 31	—	—	6,456,504	14,045,996

Total	5,954,004

ITEM 16F   CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G    CORPORATE GOVERNANCE

        NBG Corporate Governance Practices follow the Requirements imposed by the laws and regulations of the Hellenic Republic. Striving to raise corporate governance standards to global best practice, NBG has adopted Corporate Governance Guidelines which are currently very close to NYSE listing standards and which the Board is in the process of implementing fully.

        The most significant differences that still remain between the Bank's Corporate Governance practices and those followed by U.S. based companies under the NYSE listing standards are currently the following:

        The majority of NBG's Board of Directors is currently composed of individuals that are non-management, independent directors according to NYSE listing requirements. However, the criteria used by the General Meeting of Shareholders to determine formal director independence were not those of the NYSE listing requirements but rather those contained in Greek Law 3016/2002.

        The NBG Board has established a Corporate Governance and Nomination Committee. All of its three members are non-executive but only two are independent according to NYSE listing standards.

 PART III

ITEM 17    FINANCIAL STATEMENTS

        Please see Item, 18 "Financial Statements".

ITEM 18    FINANCIAL STATEMENTS

        See our consolidated financial statements and the notes thereto beginning on page F-1, which we incorporate herein by reference.

ITEM 19    EXHIBITS

Exhibit Number	Description of Exhibits
1	An English translation of the Articles of Association of the Bank, as amended with effect from February 24, 2009.
8	Subsidiaries of the Bank.
12.1
Certification of the Chairman and Chief Executive Officer, the Deputy Chief Executive Officer and the Chief Financial Officer and Chief Operations Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
13.1
Certification of Chairman and Chief Executive Officer, Deputy Chief Executive Officer and Chief Financial Officer and Chief Operations Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm.

 SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for this filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NATIONAL BANK OF GREECE S.A. (Registrant)
By:	/s/ TAKIS ARAPOGLOU Takis Arapoglou Chairman and Chief Executive Officer

Date: July 15, 2009

National Bank of Greece S.A.
and Subsidiaries

Consolidated Financial Statements as of
December 31, 2007 and 2008 and for the
years ended December 31, 2006, 2007 and
2008 and Report of Independent Registered
Public Accounting Firm

 Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
National Bank of Greece S.A. and subsidiaries
Athens, Greece

        We have audited the accompanying consolidated balance sheets of National Bank of Greece S.A. and subsidiaries (the "Group") as of December 31, 2008 and 2007, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of National Bank of Greece S.A. and subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

        Our audits also comprehended the translation of the Euro amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such US dollar amounts are presented solely for the convenience of the readers in the United States.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 15, 2009 expressed an unqualified opinion on the Group's internal control over financial reporting.

/s/	Deloitte Hadjipavlou Sofianos & Cambanis S.A. Athens, Greece July 15, 2009

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2007	2008	2008
		(EUR in thousands)	(EUR in thousands)	(USD in thousands)
				(Note 2)
ASSETS
Cash and due from banks	5	4,226,768	1,540,170	2,159,218
Deposits with Central Bank	6	2,372,145	2,882,480	4,041,049
Securities purchased under agreements to resell	7	1,415,688	657,070	921,169
Interest bearing deposits with banks	8	1,777,422	1,750,516	2,454,109
Money market investments	9	254,034	241,257	338,227
Trading assets (includes EUR 1,899,623 thousand and EUR 287,072 thousand in 2007 and 2008 respectively, pledged as collateral)	10	6,678,634	2,056,589	2,883,203
Financial instruments marked to market through the profit and loss	11	5,692,692	—	—
Derivative assets	12	334,783	1,554,340	2,179,083
Available-for-sale securities, at fair value (includes EUR 1,239,729 thousand and EUR 5,988,990 thousand in 2007 and 2008 respectively, pledged as collateral)	13	4,550,227	12,250,841	17,174,879
Held to maturity securities		—	130,548	183,020
Equity method investments	14	75,707	56,988	79,893
Loans (includes EUR 1,217,420 thousand in 2008 and nil in 2007 measured at fair value)	15	55,560,492	70,467,044	98,790,192
Less: Allowance for loan losses		(1,132,952)	(1,232,626)	(1,728,061)

Net loans		54,427,540	69,234,418	97,062,131

Goodwill	16	3,765,404	3,402,969	4,770,740
Software and other intangibles	16	432,089	432,134	605,824
Premises and equipment, net	17	1,016,402	1,090,802	1,529,233
Accrued interest receivable		843,675	1,257,942	1,763,553
Other assets	18	3,025,241	3,238,957	4,540,806
Assets classified as held for sale	19	72,197	71,154	99,754

TOTAL ASSETS		90,960,648	101,849,175	142,785,891

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

		As of December 31,
	Note	2007	2008	2008
		(EUR in thousands)	(EUR in thousands)	(USD in thousands)
				(Note 2)
LIABILITIES AND SHAREHOLDERS' EQUITY
Interest bearing deposits (includes EUR 379,683 thousand in 2007 and EUR 2,788,892 thousand in 2008 measured at fair value)	21	61,262,356	75,437,998	105,759,145
Non-interest bearing deposits	21	5,610,526	5,084,787	7,128,539

Total deposits		66,872,882	80,522,785	112,887,684

Securities sold under agreements to repurchase	22	3,509,525	1,757,153	2,463,414
Derivative liabilities	12	1,071,806	1,567,815	2,197,974
Other borrowed funds	23	473,666	537,315	753,281
Accounts payable, accrued expenses and other liabilities	24	3,978,000	4,052,852	5,681,833
Insurance reserves	25	1,924,299	2,032,757	2,849,793
Long-term debt (includes EUR 155,263 thousand in 2008 and nil in 2007 measured at fair value)	26	5,425,319	4,385,023	6,147,516
Liabilities classified as held- for-sale	19	11,468	6,322	8,863

Total liabilities		83,266,965	94,862,022	132,990,358

Minority interests (of which EUR 79,292 thousand is subject to put and call arrangement, see note 4(x))		774,653	925,148	1,296,997
SHAREHOLDERS' EQUITY:
Preferred stock, par value of EUR 0.30 (shares authorized, issued and outstanding: 25,000,000)		—	7,500	10,515
Common stock, par value of EUR 5.00 (shares authorized, issued and outstanding: 477,198,461 and 496,654,269 at 2007 and 2008 respectively)		2,385,992	2,483,271	3,481,384
Additional paid-in capital	33	2,488,919	3,267,770	4,581,200
Accumulated surplus		1,794,660	2,145,580	3,007,963
Accumulated other comprehensive income/(loss)	40	271,060	(1,696,839)	(2,378,857)
Treasury stock, at cost (502,500 and 6,456,504 shares at 2007 and 2008 respectively)		(21,601)	(145,277)	(203,669)

Total shareholders' equity		6,919,030	6,062,005	8,498,536

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		90,960,648	101,849,175	142,785,891

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

		Year ended December 31,
	Note	2006	2007	2008	2008
		(EUR in thousands)			(USD in
					thousands) (Note 2)
Interest Income:
Loans		2,373,241	4,175,316	5,173,987	7,253,592
Securities available-for-sale		185,003	372,358	603,029	845,407
Securities held-to-maturity		—	—	3,052	4,279
Trading assets		480,902	517,348	491,151	688,562
Securities purchased under agreements to resell		111,378	121,226	95,502	133,888
Interest-bearing deposits with banks		285,920	306,182	232,311	325,685
Other		66,330	113,810	96,045	134,649

Total interest income		3,502,774	5,606,240	6,695,077	9,386,062

Interest Expense:
Deposits		1,105,197	2,032,004	2,704,685	3,791,792
Securities sold under agreements to repurchase	22	126,903	258,657	260,522	365,235
Other borrowed funds	23	18,992	55,736	32,339	45,337
Long-term debt	26	144,445	270,267	290,943	407,883
Other		6,882	3,220	1,452	2,036

Total interest expense:		1,402,419	2,619,884	3,289,941	4,612,283

Net interest income before provision for loan losses		2,100,355	2,986,356	3,405,136	4,773,779
Provision for loan losses	15	(261,603)	(190,755)	(425,537)	(596,575)

Net interest income after provision for loan losses		1,838,752	2,795,601	2,979,599	4,177,204

Non-interest income:
Credit card fees		126,981	209,105	243,048	340,737
Service charges on deposit accounts		40,941	43,121	50,546	70,862
Other fees and commissions	28	457,269	626,485	554,161	776,898
Net trading profit/(loss)		6,369	(97,693)	(329,550)	(462,008)
Net realized gains on sales of available-for-sale securities	13	116,872	129,816	8,415	11,797
Equity in earnings of investees and realized gains/(losses) on disposal	14	26,890	159,536	(23,730)	(33,268)
Other	29	981,961	1,077,510	1,041,676	1,460,362

Total non-interest income		1,757,283	2,147,880	1,544,566	2,165,380

Non-interest expense:
Salaries		770,644	1,105,003	1,197,314	1,678,556
Employee benefits		228,227	279,283	223,928	313,932
Voluntary early retirement schemes		38,603	35,806	18,173	25,478
Occupancy expenses		61,966	80,528	98,478	138,060
Equipment expenses		37,475	42,564	52,796	74,017
Depreciation of premises and equipment		74,276	91,576	104,405	146,369
Amortization of intangible assets		24,404	48,235	58,073	81,415
Impairment of goodwill		52,860	11,224	4,585	6,428
Deposit insurance premium		17,854	29,558	36,015	50,491
Minority interests, net of tax		96,150	65,007	81,664	114,488
Other	30	1,179,000	1,524,415	1,585,229	2,222,387

Total non-interest expense		2,581,459	3,313,199	3,460,660	4,851,621

Income from continuing operations before income tax expense		1,014,576	1,630,282	1,063,505	1,490,963
Income tax expense	31	(214,699)	(311,491)	(242,081)	(339,382)

Income from continuing operations net of tax		799,877	1,318,791	821,424	1,151,581

Discontinued operations	19	69,326	—	—	—
Income tax expense		(11,139)	—	—	—

Income from discontinued operations net of tax		58,187	—	—	—

NET INCOME (carried forward)		858,064	1,318,791	821,424	1,151,581

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Continued)

		Year ended December 31,
	Note	2006	2007	2008	2008
		(EUR in thousands)			(USD in
					thousands) (Note 2)
Net Income (brought forward)		858,064	1,318,791	821,424	1,151,581
Other comprehensive income, net of tax:
Foreign currency translation adjustments	40	(2,103)	315,070	(1,032,477)	(1,447,465)
Net unrealized holding (losses)/gains on available-for-sale securities:
Net unrealized holding (losses)/gains during the period (net of tax expense of: EUR 9,320 thousand in 2006, EUR 15,820 thousand in 2007 and EUR (191,911) thousand in 2008)		36,227	52,774	(779,393)	(1,092,658)
Less: reclassification adjustment for net gains included in net income (net of tax expense of: EUR 18,433 thousand in 2006, EUR 29,170 thousand in 2007 and EUR 798 thousand in 2008)		(46,433)	(91,055)	(5,931)	(8,315)
Pension (liability)/asset (net of tax expense/(benefit)) of EUR 76 thousand in 2006, EUR 9,369 thousand in 2007 and EUR (37,277) thousand in 2008	38	18,589	43,006	(150,098)	(210,428)

Total other comprehensive income, net of tax		6,280	319,795	(1,967,899)	(2,758,866)

Comprehensive Income		864,344	1,638,586	(1,146,475)	(1,607,285)

Earnings per share
Basic EPS—Income from continuing operations	34	1.83	2.67	1.60	2.24
Basic EPS—Net income	34	1.97	2.67	1.60	2.24
Diluted EPS—Income from continuing operations	34	1.83	2.66	1.60	2.24
Diluted EPS—Net income	34	1.97	2.66	1.60	2.24
Cash dividends declared per share		1.00	1.00	0.40	0.56

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

		Year ended December 31,
	Note	2006	2007	2008	2008
		(EUR in thousands)	(EUR in thousands)	(EUR in thousands)	(USD in thousands)
					(Note 2)
Common Stock:
Balance at beginning of year (336,599,045 of par value EUR 4.8 each, 475,287,219 of par value EUR 5.0 each and 477,198,461 shares of par value EUR 5.0 each at 2006, 2007 and 2008 respectively)		1,615,675	2,376,436	2,385,992	3,345,005
Issuance of 2,670,367 shares of par value EUR 4.8 each to acquire 100% interest in National Real Estate		12,818	—	—	—
Capitalization of additional paid in capital to raise par value of shares from EUR 4.80 to EUR 5.00		67,854	—	—	—
Issuance of 135,707,764 shares of par value EUR 5.0 each through a rights issue		678,539	—	—	—
Share options exercised of par value EUR 5.0 each (310,043 shares in 2006, 1,561,242 shares in 2007 and 387,970 in 2008)		1,550	7,806	1,940	2,720
Capitalization of accumulated surplus (350,000 shares of par value EUR 5.0 each)		—	1,750	—	—
Stock dividend in 2008 (19,067,838 shares of par value 5.0 each)		—	—	95,339	133,659

Balance at end of year (475,287,219, 477,198,461 and 496,654,269 shares at 2006, 2007 and 2008 respectively) of par value EUR 5.0 each		2,376,436	2,385,992	2,483,271	3,481,384

Preferred stock
Issuance of preference shares (25,000,000 of par value EUR 0.30 each)		—	—	7,500	10,515

Balance at end of year (25,000,000 shares of par value EUR 0.30 each)		—	—	7,500	10,515

Additional Paid-in Capital:
Balance at beginning of year		139,892	2,413,066	2,488,919	3,489,300
Issuance of shares to acquire 100% interest in National Real Estate Company (Ethnak)	33	69,430	—	—	—
Capitalization of additional paid-in capital		(67,854)	—	—	—
Issuance of 135,707,764 shares in 2006 through a rights issue of EUR 2,321,960 net of tax expenses of EUR (64,063)		2,257,897	—	—	—
Share options exercised (310,043 shares above par of EUR 18.8 each in 2006, 1,561,242 shares above par of EUR 18.6 each in 2007 and 387,970 shares above par of EUR 17.12 each in 2008)		5,829	29,028	6,642	9,312
Share based payments		6,383	33,793	10,503	14,725
Gain/(loss) on sales of treasury stock (net of tax expense of EUR 289 thousand, EUR 2,906 thousand and EUR (3,614) thousand in 2006, 2007 and 2008, respectively)		813	12,353	(2,292)	(3,213)
Treasury stock dividends paid to subsidiaries		676	679	27	38
Stock dividend in 2008 (19,067,838 shares) less issue costs of EUR 161 thousand, net of tax		—	—	381,196	534,412
Issuance of 25,000,000 preference shares above par of EUR 15.8 each less issue costs of EUR (12,363) thousand, net of tax		—	—	382,775	536,626

Balance at end of year		2,413,066	2,488,919	3,267,770	4,581,200

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (Continued)

		Year ended December 31,
	Note	2006	2007	2008	2008
		(EUR in thousands)	(EUR in thousands)	(EUR in thousands)	(USD in thousands)
					(Note 2)
Accumulated Surplus:
Balance at beginning of year		616,663	924,616	1,794,660	2,515,998
Effect of adoption of fair value option on loan receivables and long term debt	15,26,36	—	—	46,970	65,849

As adjusted		616,663	924,616	1,841,630	2,581,847
Net income		858,064	1,318,791	821,424	1,151,581
Dividends		(550,111)	(446,997)	(8,093)	(11,346)
Capitalization of accumulated surplus in 2007 (350,000 shares)		—	(1,750)	—	—
Stock dividend in 2008 (19,067,838 shares)		—	—	(476,696)	(668,297)
Preferred dividend		—	—	(32,685)	(45,822)

Balance at end of year		924,616	1,794,660	2,145,580	3,007,963

Accumulated Other Comprehensive Income/ (Loss)—net of tax:	40
Balance at beginning of year		2,322	(48,735)	271,060	380,009
Net change in fair value of securities available-for-sale		(10,206)	(38,281)	(785,324)	(1,100,973)
Foreign currency translation adjustments		(2,103)	315,070	(1,032,477)	(1,447,465)
Pension liability		(38,748)	43,006	(150,098)	(210,428)

Balance at end of year		(48,735)	271,060	(1,696,839)	(2,378,857)

Treasury Stock, at Cost:
Balance at beginning of year (40,133, 882,560 and 502,500 shares at 2006, 2007 and 2008 respectively)		(1,104)	(26,826)	(21,601)	(30,283)
Sale of treasury stock (2,077,220, 4,378,385 and 5,802,272 shares during 2006, 2007 and 2008 respectively)		71,621	174,924	155,573	218,103
Purchase of treasury stock (1,947,299, 3,993,215 and 11,756,276 shares during 2006, 2007 and 2008 respectively)		(68,725)	(169,497)	(279,249)	(391,489)
Acquisition of subsidiary (5,110 shares)		—	(202)	—	—
318,521 allotted shares from the issuance of 135,707,764 shares in 2006 through a rights issue of EUR 2,321,960 thousand		(7,042)	—	—	—
Conversion of National Real Estate shares due to merger with the Bank (653,827 shares)		(21,576)	—	—	—

Balance at end of year (882,560, 502,500 and 6,456,504 shares at 2006, 2007 and 2008 respectively)		(26,826)	(21,601)	(145,277)	(203,669)

Total shareholders' equity		5,638,557	6,919,030	6,062,005	8,498,536

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2006	2007	2008	2008
	(EUR in thousands)	(EUR in thousands)	(EUR in thousands)	(USD in thousands)
				(Note 2)
Cash flows from Operating Activities:
Net income from continuing operations	799,877	1,318,791	821,424	1,151,581
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Provision for loan losses	261,603	190,755	425,537	596,575
Net gain on sale of premises and foreclosed assets	(74,686)	(70,086)	(67,709)	(94,924)
Net realized gain on sales of available-for-sale securities	(116,872)	(129,816)	(8,415)	(11,797)
Equity in earnings of equity method investees	(26,890)	(28,603)	20,664	28,970
Depreciation of premises and equipment	74,276	91,576	104,405	146,369
Amortization of intangible assets	24,404	48,235	58,073	81,415
Impairment of tangibles	379	—	—	—
Impairment of goodwill	52,860	11,224	4,585	6,428
Share based payments	6,383	33,793	10,503	14,725
Pension liability	(44,469)	48,376	(187,784)	(263,261)
Provision for deferred income taxes	(97,813)	79,350	81,958	114,900
Net gain/(loss) on the disposal of equity investments	(926)	(130,914)	3,066	4,298
Valuation adjustment on debt securities issued designated at FVTPL	—	—	(78,478)	(110,021)
Gain on debt extinguishment	—	—	(361,325)	(506,554)
Other	(3,318)	—	1,894	2,655
Changes in assets and liabilities
Trading assets and derivative instruments	1,198,927	974,342	4,779,170	6,700,084
Accrued interest receivable	(43,615)	(143,015)	(414,266)	(580,774)
Other assets	(6,858)	(378,317)	348,771	488,954
Accounts payable, accrued expenses and other liabilities	(182,191)	419,667	20,313	28,477
Insurance reserves	196,438	190,733	108,458	152,051

Cash flows provided by/(used in) operating activities from continuing operations	2,017,509	2,526,091	5,670,844	7,950,151
Cash flows provided by/(used in) operating activities from discontinued operations	(2,297)	—	—	—
Cash Flows from Investing Activities
Activities in available-for-sale securities:
Purchases	(8,212,968)	(14,723,293)	(18,581,579)	(26,050,160)
Sales proceeds	8,036,256	14,319,322	14,019,940	19,655,040
Maturities, prepayments and calls	130,341	82,646	156,461	219,348
Activities in held-to-maturity securities:
Maturities, prepayments and calls	20,867	—	—	—
Purchases	—	—	(66,303)	(92,952)
Acquisition of subsidiary companies net of cash acquired and increase of controlling interest	(2,468,412)	(1,780,310)	(495,714)	(694,959)
Sale of subsidiaries	314,850	1,678	—	—
Purchases of premises and equipment	(153,079)	(217,997)	(249,665)	(350,014)
Proceeds from sales of premises and equipment	148,743	98,744	116,173	162,867
Net proceeds from disposals and acquisitions of equity investments	18,192	323,762	3,682	5,162
Net cash provided by (used in):
Deposits with central bank	(354,129)	(261,954)	(510,335)	(715,456)
Loan origination and principal collections	(7,215,039)	(12,142,642)	(15,200,642)	(21,310,307)
Securities purchased under agreements to resell	112,750	1,009,112	758,618	1,063,533
Interest bearing deposits with banks	1,767,392	522,056	26,907	37,722
Money market investments	(122,137)	113,619	12,777	17,913
Other	(385)	(93,165)	(94,422)	(132,373)

Cash flows used in investing activities from continuing operations	(7,976,758)	(12,748,422)	(20,104,102)	(28,184,636)
Cash flows provided by/(used in) investing activities from discontinued operations	824	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Year ended December 31
	2006	2007	2008	2008
	(EUR in thousands)	(EUR in thousands)	(EUR in thousands)	(USD in thousands)
				(Note 2)
Cash flows from Financing Activities:
Proceeds from issuance of long-term debt	2,224,462	2,725,366	1,020,169	1,430,210
Principal repayments and retirements of long-term debt	(1,185,287)	(1,752,384)	(1,465,965)	(2,055,187)
Proceeds from issuance of common and preferred stock	3,000,836	36,834	394,520	553,091
Treasury stock purchased	(68,725)	(169,497)	(279,249)	(391,489)
Proceeds from sales of treasury stock	72,793	190,183	149,667	209,823
Capital contribution by minority interest holders	969	379,469	310,097	434,736
Dividends paid	(338,558)	(474,608)	(212,145)	(297,413)
Net cash provided by/(used in):
Deposits	3,901,568	10,948,335	13,655,256	19,143,777
Securities sold under agreements to repurchase	170,981	472,022	(1,752,372)	(2,456,711)
Other borrowed funds	(1,429,909)	180,687	63,649	89,232
Other	(93,257)	—	—	—

Cash flows provided by/(used in) financing activities from continuing operations	6,255,873	12,536,407	11,883,627	16,660,069
Cash flows provided by/(used in) financing activities from discontinued operations	—	—	—	—
Effect of exchange rate change on cash and due from banks	5,937	48,732	(136,957)	(192,005)
Net increase/(decrease) in cash and due from banks	301,088	2,362,808	(2,686,588)	(3,766,421)
Cash and due from banks at beginning of year	1,562,886	1,863,974	4,226,768	5,925,653

Cash and due from banks at end of year	1,863,974	4,226,782	1,540,180	2,159,232
Cash and due from banks at end of year (assets classified as held for sale)	—	(14)	(10)	(14)

Cash and due from banks from continuing operations at end of year	1,863,974	4,226,768	1,540,170	2,159,218

Supplemental Disclosure of Cash Flow Information:
Cash paid for:
Income taxes	294,538	185,782	33,739	47,300
Interest	1,274,206	2,370,656	3,241,674	4,544,615
Supplemental schedule of non cash investing and financing activities:
Issuance of common stock to effect the capitalization of additional paid-in capital	67,854	—	—	—
Stock dividend (note 33)	—	—	476,696	668,297

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

NOTE 2:    REPORTING CURRENCY AND TRANSLATION INTO US DOLLARS

        Financial statements for the Group as of December 31, 2008, are expressed in Euro (EUR). The translation of EUR amounts into US dollar amounts is presented solely for the convenience of the reader and should not be construed as representations that the amounts stated in EUR have been or could have been or could be now or at any time in the future converted into US dollars at this or any other rate of exchange. The exchange rate used for the purpose of this disclosure is the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs by the Board of Governors of the Federal Reserve Bank of New York on June 30, 2009 which was EUR 0.7133 to USD 1.00 (EUR 0.7185 to USD 1.00 on December 31, 2008).

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The following is a summary of the significant accounting policies followed by the Group in preparing these financial statements.

        Principles of consolidation—The consolidated financial statements of the Group include the accounts of the Bank and its direct and indirect subsidiaries. The Bank's subsidiaries are entities in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control, for entities in which the equity holders have substantive voting interests. The Group also consolidates variable interest entities (VIEs) where the Group is the primary beneficiary in accordance with Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46 "Consolidation of Variable Interest Entities an interpretation of ARB No 51", as revised (FIN 46(R)). The effects of inter-company transactions and balances have been eliminated.

        Options over minority interest which are not free standing are disclosed in note 4.

        Basis of presentation—The accounting records of the Group are maintained in accordance with the provisions of the Greek Company Law, the Greek Banking Chart of Accounts, the Greek Books and Records Code and the Bank of Greece regulations (collectively, Greek GAAP), except for foreign subsidiaries which maintain their accounting records in accordance with the legislation and regulations of the country in which they operate. Necessary adjustments are made, for financial reporting purposes, in order to comply with accounting principles generally accepted in the United States of America (U.S. GAAP).

        Foreign currency translation—Assets, liabilities and operations of foreign branches and subsidiaries are recorded based on the functional currency of each entity. The functional currency is the local currency for the majority of the foreign operations. The assets, liabilities and equity are translated, for consolidation purposes, from the other local currencies to the reporting currency, EUR, at current exchange rates. The resulting gains or losses are reported as a component of other comprehensive income and losses within shareholder's equity. Transactions executed in other than local currencies are

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

first translated into the local reporting currency. Any related currency exchange adjustments are included in net trading profit/(loss).

        Statement of cash flows—For purposes of the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and due from banks".

        Securities: Trading, Available-for-Sale (AFS), Held-to-Maturity (HTM), Money market investments—Debt securities are classified as trading, available-for-sale or held-to-maturity and equity securities are classified as trading or available-for-sale, based on management's intention on the date of purchase. Debt securities which management has the positive intent and ability to hold to maturity are classified as held-to-maturity and are reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of resale in the near term are classified as trading instruments and are stated at fair value with realized and unrealized gains and losses included in net trading profit or loss. All other debt and equity securities are classified as available for sale and carried at fair value with net unrealized gains and losses included in accumulated other comprehensive income on a net of tax basis. Interest and dividends on securities, including amortization of premiums and accretion of discounts are included in interest income.

        The Group's management exercises judgement in determining the fair value of financial assets and liabilities. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair values are estimated based on dealer quotes, pricing models, discounted cash flow analysis or quoted prices for instruments with similar characteristics.

        Individual held-to-maturity and available-for-sale securities with declines to their fair values below their cost that are other than temporary are written down to their fair value on an individual security basis. The related write-downs are included in earnings as unrealized losses. Gains and losses on the sale of available-for-sale securities are recorded on the trade date and are calculated using the average cost method.

        Money market investments include treasury bills that are held for short term liquidity management purposes and whose fair value approximates their carrying amount.

        Transfers between categories of investments—When rare circumstances cause significant deterioration in the trading activity or substantially affect the observable prices of investment securities classified in the trading category, the Group transfers such securities out of the trading category and into the held-to-maturity or available-for-sale categories, provided the securities meet definition of the respective category at the date of transfer.

        If there is a change in intention or ability to hold a debt security to maturity, we transfer such securities out of the available-for-sale category and into the held-to-maturity category, provided the instruments meet the definition of the latter at the date of reclassification.

        For securities reclassified as described above, the fair value at the date of transfer becomes the new amortized cost at that date.

        When the securities transferred out of the trading category include embedded derivatives, the Group reassesses at the reclassification date, whether the embedded derivatives need to be separated

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

from the host contract, on the basis of the circumstances that existed when the Group became a party to the contract.

        Derivatives and Hedging activities—All derivatives are recognized on the consolidated balance sheet at fair value, without taking into consideration the effects of legally enforceable master netting agreements that allow the Group to settle positive and negative positions and offset cash collateral held with the same counterparty on a net basis. Derivatives are recorded as derivative assets or liabilities. The Group's management exercises judgement in determining the fair value of financial assets and liabilities. In general, for exchange-traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealer quotes, pricing models, discounted cash flow analysis or quoted prices for instruments with similar characteristics. Valuations of derivative assets and liabilities reflect the value of the instrument including the values associated with counterparty risk. With the issuance of SFAS 157, these values must also take into account the Group's own credit standing, thus including in the valuation of the derivative instrument the value of the net credit differential between the counterparties to the derivative contract. The Group designates a derivative as held for trading or hedging purposes when it enters into a derivative contract. The designation may subsequently change based upon management's reassessment or changing circumstances.

        Derivatives designated as held for trading activities are included in derivative assets or liabilities with changes in fair value reflected in net trading profit or loss.

        The Group occasionally purchases or issues financial instruments containing embedded derivatives. The embedded derivative is separated from the host contract and carried at fair value if the economic characteristics and risks of the derivative are not clearly and closely related to the economic characteristics of the host contract.

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

        Loans and leases—Loans are included at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Discounts and premiums are amortized to income using the interest rate method.

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

        The interest on these loans is accounted for on the cash-basis, in accordance with Statement of Financial Accounting Standards (SFAS) No. 118 Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures (SFAS 118), until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are reasonably assured of repayment within a reasonable time frame and when the borrower has demonstrated payment performance of cash or equivalents for a minimum of six months.

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

        Fair Value—The Group measures the fair market values of its financial instruments in accordance with SFAS No. 157 "Fair Value Measurements" (SFAS 157), which establishes a framework for measuring fair value and also provides certain disclosure requirements. Also in accordance with SFAS 157, the Group categorizes its financial instruments, based on the priority of inputs to the valuation technique, into a three-level hierarchy, as discussed below. Trading account assets and liabilities, derivative assets and liabilities, AFS debt and marketable equity securities, and certain other assets are carried at fair value. The Group has also elected to carry certain assets and liabilities at fair value in accordance with SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115" (SFAS 159), including certain loans and long-term debt. SFAS 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis.

        The fair value disclosures are presented in note 36.

        Level 1:    Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market.

        Level 2:    Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, as well as debt securities without quoted prices and certain derivative contracts whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

government and corporate debt securities with prices in markets that are not active and over-the-counter (OTC) derivative contracts.

        Level 3:    Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

        Transfers into or out of Level 3 are made if the inputs used in the financial models measuring the fair values of the assets and liabilities become unobservable or observable respectively, in the current marketplace. During the year ended December 31, 2008 there were no transfers into or out of Level 3.

        Goodwill, software and other intangibles—Net assets of companies acquired in purchase transactions are recorded at fair value at the date of the acquisition. As such, the historical cost basis of individual assets and liabilities are adjusted to reflect their fair value. Acquisitions through a series of purchases ("step acquisitions") are treated separately in determining the cost of the acquisition, the fair value of the underlying assets acquired, and the amount of related goodwill. Identified intangibles are amortized on a straight-line basis over the period benefited. Goodwill is not amortized, but is reviewed at the reporting unit level for potential impairment at least on an annual basis at the end of the reporting period, or if events or circumstances indicate a potential impairment more frequently. The impairment test is performed in two phases. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit's goodwill, as defined in SFAS No. 142 "Goodwill and Other Intangible Assets", with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. Intangible assets subject to amortization are evaluated for impairment in accordance with SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" if events and circumstances indicate a possible impairment. There were no events or changes in circumstances in 2008, 2007, and 2006 that indicated the carrying amounts of our intangibles may not be recoverable. Intangible assets are amortized using an estimated range of anticipated lives, which are 3 to 12 years for software and 6 to 11 years for intangibles arising on acquisitions such as customer relationships and core deposits. Trade names have indefinite useful lives.

        Premises and equipment—Tangible fixed assets, including buildings are stated at cost less accumulated depreciation, except for land, which is stated at cost. Depreciation is provided on a straight-line depreciation basis over the estimated useful lives of individual assets and classes of assets. Maintenance, repairs and minor alterations are expensed as incurred.

        Long-lived assets that are held, including those that are to be disposed of, are evaluated periodically for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable, in accordance with SFAS 144. Impairment is evaluated by determining if the difference between the expected undiscounted future cash flows of a long-lived asset is lower than its carrying value. In event of impairment, the Group recognizes a loss for the difference between the

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

carrying amount and the estimated fair value of the asset. The impairment loss, if any, is reflected in non-interest expense.

        Special purpose financing entities—The Group is involved with special-purpose entities (SPEs) in the normal course of business. The primary uses of SPEs are to obtain sources of liquidity for the Group. The Group is also involved in SPEs used for the securitization of certain loans as discussed below. SPEs used by the Company are accounted for as VIEs.

        VIEs are entities defined in FIN 46(R) as entities which either have a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support or whose equity investors lack the characteristics of a controlling financial interest (i.e., ability to make significant decisions through voting rights, right to receive the expected residual returns of the entity, and obligation to absorb the expected losses of the entity). Investors that finance the VIE through debt or equity interests, or other counterparties that provide other forms of support, such as guarantees, or subordinated fee arrangements, are variable interest holders in the entity. The variable interest holder, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both, is deemed to be the primary beneficiary and must consolidate the VIE. Consolidation under FIN 46(R) is based on expected losses and residual returns. Consolidation of a VIE is determined based primarily on variability generated in scenarios that are considered most likely to occur, rather than based on scenarios that are considered more remote. Certain variable interests may absorb significant amounts of losses or residual returns contractually, but if those scenarios are considered very unlikely to occur, they may not lead to consolidation of the VIE.

        All of these facts and circumstances are taken into consideration when determining whether the Company has variable interests that would deem it the primary beneficiary and, therefore, require consolidation of the related VIE.

        For additional information on other special purpose financing entities, see note 26 to the Consolidated Financial Statements.

        Securitization—The Group securitizes, sells and services interests in residential mortgage loans, credit cards, consumer and commercial loans. In general the loans are sold to SPEs, which issue securities collateralized with these assets. The accounting for these activities is governed by SFAS No. 140 "Transfers and Servicing of Financial Assets" (SFAS 140). In accordance with SFAS 140, a transfer of financial assets (of all or a portion of the financial asset) in which the Group surrenders control over these financial assets shall be accounted for as a sale to the extent that consideration, other than beneficial interests in the transferred assets, is received in exchange. The Group has surrendered control over transferred assets if and only if all of the following conditions are met:

  (a)
  The transferred assets have been isolated from the Group—put presumptively beyond the reach of the Group and its creditors, even in bankruptcy or other receivership.

  (b)
  Each transferee has the right to pledge or exchange the assets it received, and no condition both constrains the transferee from taking advantage of its rights to pledge or exchange and provided more than a trivial benefit to the Group.

  (c)
  The Group does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the Group to repurchase or redeem them

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

    before their maturity, or (2) the ability to unilaterally cause the holder to return specific assets other than through a cleanup call.

  If a securitization does not meet the criteria for a sale as described above, the Group continues to recognise the loans because the SPEs are consolidated and the Bank holds the total of the securities issued. To the extent that the Bank sells these securities to third party investors, the transferred assets may qualify for derecognition in full or in part. Gains or losses on securitizations, which meet the criteria for a sale, are based on the carrying amount of the financial assets derecognized and the retained interest, based on their relative fair values at the date of the transfer.

        Income taxes—We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements.

        Deferred income tax assets and liabilities are determined using the asset and liability (or balance sheet) method based on enacted income tax rates/laws expected to apply upon reversal. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the differences between the book and tax bases of the balance sheet assets and liabilities. The impact on changes in tax laws and rates are recognized in their entirety within income tax expense on continuing operations in the period that includes the date of enactment in the respective jurisdiction.

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

        The Group does not recognize in its financial statements tax benefits for tax positions unless it has met the recognition and measurement principles contained in FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" (FIN 48). A benefit can only be recognized if it is "more likely than not" that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. In this evaluation, the Group assumes that the position (1) will be examined by a taxing authority that has full knowledge of all relevant information and (2) will be resolved in the court. If the recognition threshold is not met, no benefit is recognized, even when the Group believes that a certain amount of benefit will ultimately be realized. Tax benefits for positions meeting the recognition criteria, are recognized in the financial statements in the amount that is at least more likely than not to be sustained upon settlement with the tax authorities. The Group recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense.

        Insurance operations—Insurance includes both life and general (property and casualty) insurance underwriting operations. Life insurance underwriting operations include traditional and universal life-type contracts. Income and expenses from insurance operations are included in other non-interest income and expenses.

        Premium revenues from traditional life insurance policies (long-duration contracts) are recognized as revenue as and when they become due from policyholders. Variable costs incurred in the acquisition

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

of such policies are capitalized and expensed proportionately with the recognition of premium revenues. Premiums collected on universal life-type contracts are not reported as revenue. Revenues from such contracts represent amounts assessed against policy holders and are reported in the period that the amounts are assessed. Premium income from property and casualty policies (short-duration contracts) is recognized over the life of the policy. Income and costs on policies, which relate to subsequent periods are deferred and recognized in the period to which they relate. Claims relating to property and casualty policies are recognized as and when these become known based on the information available.

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

        Pensions—The Group sponsors both defined contribution and defined benefit pension plans, including defined benefit plans for children of Group personnel. The Group also provides termination indemnities to its retiring staff, depending on the Group company and the jurisdiction in which it operates.

        Contributions to defined contribution plans are charged to the income statement as employee benefits when the employee renders service to the Group.

        With regards to defined benefit pension plans, the Group calculates the projected benefit obligation at the end of each reporting period as the actuarial present value of all benefits attributed to employee service rendered based on the respective plan's benefit formula. This obligation less the fair value of any plan assets represents the funded status of the Group's plans and is recognized in the consolidated balance sheet under accounts payable, accrued expenses and other liabilities. Key assumptions used for the actuarial calculation are determined by the Group through future projections, which are based on historical trends, current market data and agreements between Group companies and their staff. Net periodic pension cost is recognized in the Group's income statement under employee benefits and includes service cost (the actuarial present value of benefits attributed to services rendered by employees), expected return on plan assets, amortization of prior service cost or

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

credit and actuarial gains or losses. Net gains and losses are amortized to net periodic pension cost if, as of the beginning of the year, that net gain or loss exceeds 10 percent of the greater of the projected benefit obligation or the market related value of plan assets. Amortization of net gains and losses and prior service cost is performed over the average remaining service period of active employees expected to receive benefits under the plan.

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

        Discontinued operations—A discontinued operation is a component of the Group that comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. Classification as discontinued operations occurs upon disposal or when the operations meet the criteria to be classified as held for sale. Discontinued operations are presented on the face of the income statement.

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

        According to the provisions of article 28 of Greek Law 3756/2009 and decision 20708/B/1175/23.4.2009 of the Minister of Economy and Finance, banks participating in the Hellenic Republic bank

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

support plan are allowed to distribute dividends to ordinary shareholders up to 35% of distributable profits at the parent company level (see note 42). Especially for the financial year ended on December 31, 2008, participating banks are allowed to distribute dividends to ordinary shareholders only in the form of shares, excluding treasury shares. As it is clearly stipulated in the above law and decision, the above restrictions, do not apply to any dividend or fixed return on preference shares that are being traded in foreign organized markets, as well as any interim dividend paid in 2008 which, however, is included in the calculation of the minimum dividend of 35%.

        Normally, dividends are declared and paid in the year subsequent to the reporting period. At 31 December 2007, the Group recorded a liability related to the mandatory minimum dividend payment of EUR 182.6 million. For 2008, the Group recorded no liability relating to mandatory minimum dividend payment, in accordane with article 28 of Greek Law 3756/2009 and decision 20708/B/1175/ 23.4.2009 of the Minister of Economy and Finance, as discussed above.

        Resale and repurchase agreements—The Group enters into securities purchases under agreements to resell (resale agreements) and securities sales under agreements to repurchase (repurchase agreements) of substantially identical securities. Resale agreements and repurchase agreements are generally accounted for as secured lending and secured borrowing transactions, respectively.

        The amounts advanced under resale agreements and the amounts borrowed under repurchase agreements are carried on the balance sheet at the amount advanced or borrowed plus accrued interest. The market value of these securities is monitored and the level of collateral is adjusted accordingly.

        Share-based payment transactions—The Bank has approved Group-wide share options plans for the executive members of the Board of Directors ("BoD"), management and staff of the Group. The fair value of the employee services received in exchange for the grant of the options is recognized as a compensation cost, with the corresponding credit recognized in equity. The total amount to be expensed over the requisite period, which is determined by reference to the fair value of the share options granted is calculated with the graded vesting attribution method. The fair value of the options is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the options, the expected volatility of and the expected dividends on the underlying stock , and the risk-free interest rate over the expected life of the option.

        When the options are exercised and new shares are issued, the proceeds received net of any transaction costs are credited to common stock and additional paid-in capital.

        Accumulated other comprehensive income (Accumulated OCI)—The Group records unrealized gains and losses on AFS Securities, unrecognized actuarial gains and losses, transition obligation and prior service costs on Pension and Postretirement plans and foreign currency translation adjustments in Accumulated OCI, net of tax. Gains and losses on AFS Securities are reclassified to Net Income as the gains or losses are realized upon sale of the securities. Other-than-temporary impairment charges are reclassified to Net Income at the time of the charge. Translation gains or losses on foreign currency translation adjustments are reclassified to Net Income upon the substantial sale or liquidation of investments in foreign operations.

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

Recently issued accounting pronouncements

        In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)" (SFAS 167). This Statement is a revision to SFAS 46 (Revised December 2003) "Consolidation of Variable Interest Entities", and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of the other entity that most significantly impact the other entity's economic performance. SFAS 167 requires additional disclosures about the involvement with variable interest entities and any significant changes in risk exposure due to that involvement. A reporting entity will be required to disclose how its involvement with a variable interest entity affects the reporting entity's financial statements. This Statement is effective for financial statements issued for fiscal years ending after November 15, 2009. The impact from the adoption of SFAS 167 is currently being evaluated.

        In June 2009, the FASB issued SFAS No. 166, "Accounting for Transfers of Financial Assets" (SFAS 166). This Statement is a revision to SFAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", and requires more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a "qualifying special-purpose entity", changes the requirements for derecognizing financial assets, and requires additional disclosures. This Statement is effective for financial statements issued for fiscal years ending after November 15, 2009. The impact from the adoption of SFAS 166 is currently being evaluated.

        In June 2009, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 112 (SAB 112). This staff accounting bulletin amends or rescinds portions of the interpretive guidance included in the Staff Accounting Bulletin Series in order to make the relevant interpretive guidance consistent with current authoritative accounting and auditing guidance and

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities and Exchange Commission rules and regulations. Specifically, the staff is updating the Series in order to bring existing guidance into conformity with recent pronouncements by the Financial Accounting Standards Board, namely, SFAS 141 (revised 2007) "Business Combinations", and SFAS 160 "Noncontrolling Interests in Consolidated Financial Statements".

        In May 2009, the FASB issued SFAS No. 165, "Subsequent Events" (SFAS 165). This Statement sets forth the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. This Statement is effective for financial statements issued for fiscal years ending after June 15, 2009. The adoption of SFAS 165 is not expected to have a material impact on the consolidated statements of income and consolidated balance sheets.

        In April 2009, the FASB issued FASB Staff Position (FSP) No. 141R-1 "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies". FSP 141R-1 addresses application issues regarding initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This FSP applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Group will apply FSP 141R-1 for acquisitions consummated on or after January 1, 2009.

        In April 2009, the FASB issued FSP No. FAS 157-4 "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" ("FSP FAS 157-4"). FSP FAS 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP 157-4 is effective for the Group's financial statements for the year ending December 31, 2009. The adoption of this FSP did not have a material impact on the consolidated statements of income and consolidated balance sheets.

        In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2 "Recognition and Presentation of Other-Than-Temporary Impairments" ("FSP FAS 115-2 and FAS 124-2"). FSP FAS 115-2 and FAS 124-2 amends the other-than-temporary impairment guidance for investments in debt securities to make the guidance more operational and also to improve the presentation and disclosure of other-than-temporary impairments on both debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. FSP FAS 115-2 and FAS 124-2 is effective for the Group's financial statements for the year ending December 31, 2009. The adoption of this FSP did not have a material impact on the consolidated statements of income and consolidated balance sheets.

        In January 2009, the FASB issued FSP No. Emerging Issues Task Force (EITF) 99-20-1, "Amendments to the Impairment and Interest Income Measurement Guidance of EITF Issue No. 99-20" ("FSP EITF 99-20-1"). FSP EITF 99-20-1 changed the guidance for the determination of whether an impairment of certain non-investment grade, beneficial interests in securitized financial assets is considered other-than-temporary. FSP EITF 99-20-1 was effective for the Group's financial

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

statements for the year ended December 31, 2008. The adoption of this FSP did not have a material impact on the consolidated statements of income and consolidated balance sheets.

        In December 2008, the FASB issued FSP No. FAS 132(R)-1 "Employers' Disclosures about Postretirement Benefit Plan Assets" (FSP FAS 132(R)-1). FSP FAS 132(R)-1 provides guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP FAS 132(R)-1 is effective for the Group's financial statements for the year ending December 31, 2009.

        In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities" (FSP FAS 140-4 and FIN 46(R)-8). FSP FAS 140-4 and FIN 46(R)-8 amends SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125" (SFAS 140) to require public entities to provide additional disclosures about transferors' continuing involvements with transferred financial assets. It also amends FIN 46(R) to require public enterprises, including sponsors that have a variable interest in a VIE, to provide additional disclosures about their involvement with VIEs. The expanded disclosure requirements for FSP FAS 140-4 and FIN 46(R)-8 were effective for the Group's financial statements for the year ended December 31, 2008. The disclosures required by FSP FAS 140-4 and FIN 46(R)-8 are presented in note 15. The adoption of FSP FAS 140-4 and FIN 46(R)-8 did not have an impact on the consolidated statements of income and consolidated balance sheets.

        In October 2008, the FASB issued FSP No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" (FSP 157-3). FSP 157-3 clarifies how SFAS No. 157 "Fair Value Measurements" (SFAS 157) should be applied when valuing securities in markets that are not active. FSP 157-3 was effective for the Group's financial statements for the year ended December 31, 2008. The adoption of this FSP did not have a material impact on the consolidated statements of income and consolidated balance sheets.

        In September 2008, the FASB issued FSP No. FAS 133-1 & FIN 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161". The FSP amends SFAS 133, to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument. This FSP also amends FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", to require additional disclosure about the current status of the payment/performance risk of a guarantee. Further, this FSP clarifies the Board's intent about the effective date of SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities". The expanded disclosure requirements of this FSP were effective for the Group's financial statements for the year ended December 31, 2008. The adoption of the FSP did not have an impact on the consolidated statements of income and consolidated balance sheets.

        In June 2008, the FASB issued FSP EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" (FSP 03-6-1). FSP 03-6-1 defines unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) as participating securities that should be included in computing earnings per share (EPS) using the two-class method under SFAS No. 128, "Earnings per Share." FSP 03-6-1 is effective for the Group's financial statements for the year beginning on January 1, 2009. FSP 03-6-1 is not applicable to our consolidated statements of income and consolidated balance sheets.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In May 2008, the FASB issued SFAS No. 163, "Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60" (SFAS 163). The new standard requires that an insurance enterprise to recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. This Statement also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of SFAS 163 is not expected to have a material impact on the consolidated statements of income and consolidated balance sheets.

        In May 2008 the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" (SFAS 162"). In June 2009 FASB issued a Statement, "The Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162". The new standards identify the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements by establishing two levels of US GAAP: authoritative and nonauthoritative. This would be accomplished by authorizing the "FASB Accounting Standards Codification". On July 1, 2009, the "FASB Accounting Standards Codification" will become the single source of authoritative nongovernmental US GAAP, superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF), and related literature. After that date, only one level of authoritative GAAP will exist. All other literature will be considered non-authoritative. The Codification does not change US GAAP; instead, it introduces a new structure-one that is organized in an easily accessible, user-friendly online research system. We do not expect that the new FASB Accounting Standards Codification of US GAAP will have an effect on our consolidated statements of income and consolidated balance sheets.

        In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities-an amendment of SFAS 133" (SFAS 161), which amends SFAS 133 and requires enhanced disclosures about derivative instruments and hedging activities. The Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of SFAS 161 will not have an impact on the consolidated statements of income and consolidated balance sheets.

        In February 2008, the FASB issued FSP No. FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13". This FSP amends SFAS 157 to exclude FASB Statement No. 13, "Accounting for Leases" (SFAS 13), and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS 13. This FSP is effective upon the initial adoption of SFAS 157. The adoption of SFAS 157-1 did not have a material impact on the consolidated statements of income and consolidated balance sheets.

        In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements-an amendment of ARB No.51" (SFAS 160), which amends ARB 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement also changes the way the consolidated income statement is

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

presented. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. SFAS 160 establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation and treats all of those transactions as equity transactions if the parent retains its controlling financial interest in the subsidiary. A parent recognizes a gain or loss in net income when a subsidiary is deconsolidated. A parent deconsolidates a subsidiary as of the date the parent ceases to have a controlling financial interest in the subsidiary. The Statement is effective for fiscal years beginning on January 1, 2009 and earlier adoption is prohibited. The adoption of SFAS 160 will affect the presentation of "Minority interests", which will be renamed to "Non-controlling interests" and will be presented within equity.

        In December 2007, the FASB issued SFAS No. 141 (Revised 2007) (SFAS 141R), "Business Combinations" which replaces SFAS No. 141, "Business Combinations". This Statement retains the fundamental requirements in SFAS 141 that the acquisition method of accounting be used for all business combinations and for an acquirer (i.e. the entity that obtains control of one or more businesses at the acquisition date) to be identified for each business combination. It requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. The goodwill is recognized as of the acquisition date, measured as a residual, as the excess of the consideration transferred plus the fair value of any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. When the total acquisition-date fair value of the identifiable net assets acquired exceeds the fair value of the consideration transferred plus any non-controlling interest in the acquiree, the acquirer should recognize that excess in earnings as a gain attributable to the acquirer (bargain purchase). This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Group will apply SFAS 141R for acquisitions consummated on or after January 1, 2009.

        In December 2007, the SEC issued SAB No. 110. SAB 110 clarifies that the SEC staff will continue to accept, under certain circumstances, the use of the "simplified" method for estimating the expected term of "plain vanilla" share options, as discussed in SAB No. 107, beyond December 31, 2007. SAB 110 was applied from January 1, 2008 and did not have a material impact on the consolidated statements of income and consolidated balance sheets.

        In November 2007, the SEC issued SAB No. 109 "Written loan commitments recorded at fair value through earnings" (SAB 109). SAB 109 clarifies that consistent with the guidance in SFAS 156 "Accounting for servicing of Financial Assets" and SFAS 159, the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that accounted for at fair value through earnings. SAB 109 was applied from January 1, 2008 and did not have a material impact on the consolidated statements of income and consolidated balance sheets.

        In February 2007, the FASB issued SFAS 159, which allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. Subsequent changes in fair value of these financial assets and liabilities would be recognized in earnings when they occur. SFAS 159 further establishes certain additional disclosure requirements. SFAS 159 was effective for the Group's financial statements for the year

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

beginning on January 1, 2008. The Group elected to apply the fair value option for certain fixed rate loans and a debt issue. The net effect, net of tax, on January 1, 2008, opening retained earnings was an increase of EUR 47.0 million and is further analyzed in Note 36.

        In September 2006, the FASB issued SFAS 157, which defines fair value, establishes a framework for measuring fair value under GAAP and enhances disclosures about fair value measurements. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 is effective for the Group's financial statements for the year beginning on January 1, 2008. The adoption of SFAS 157 did not have a material impact on the consolidated statements of income and consolidated balance sheets.

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED

  (a)
  Since December 12, 2008 the Bank consolidates Revolver APC Limited and Revolver 2008-1 PLC, Variable Interest Entities established in UK for the purposes of consumer and credit card loan securitization, in which the Bank has a beneficial interest.

  (b)
  On December 23, 2008 the Bank disposed of its 20.23% associate, Hellenic Countryside S.A. The total consideration amounted to EUR 3.5 million.

  (c)
  On May 30, 2008 Banca Romaneasca increased its share capital and the Bank contributed the amount of EUR 41.2 million. Furthermore, on December 22, 2008 Banca Romaneasca increased its share capital and the Bank contributed the amount of EUR 41.6 million.

  (d)
  On December 16, 2008 Ethniki Hellenic General Insurance S.A ("EH") increased its share capital and the Bank contributed the amount of EUR 137.5 million.

  (e)
  On November 25, 2008 following the decision of General Meeting of the Shareholders of Astir Palace for its share capital increase, the Bank, as the main shareholder, contributed the amount of EUR 99.6 million.

  (f)
  On September 30, 2008 the Bank contributed to the share capital increase of CPT Investments Ltd the amount of EUR 311.2 million.

  (g)
  On August 19, 2008 the Bank accepted the proposal of FIBA Holdings A.S. (the sellers) to acquire the remaining shares of Finansbank held by the sellers (9.68%), as provided for in the shareholders agreement between the Bank and the sellers. The exercise price was determined in accordance with the agreement and amounted to EUR 487.4 million (USD 697 million) (see note 16 Goodwill, software and other intangibles). On September 26, 2008, the NBG Finance (Dollar) Plc acquired the above shares from FIBA Holdings A.S. After this transaction the total shareholding in Finansbank amounts to 94.79%.

  (h)
  Since July 31, 2008 the Bank consolidates Eterika Plc, a Variable Interest Entity established in UK for the purposes of corporate loans securitization , in which the Bank has a beneficial interest.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED (Continued)

  (i)
  On July 16, 2008 the Bank disposed of its 30% associate, Siemens Enterprise Communications S.A. The total consideration agreed, amounted to EUR 11.4 million. This shareholding was accounted for as an equity method investment.

  (j)
  On April 21, 2008 onwards, the Bank acquired 8,604,000 shares in the Hellenic Postal Savings Bank (PSB) via the Athex. The shares acquired correspond to a 6.05% shareholding in PSB. Together with the 816,000 PSB shares (0.57% of PSB share capital) already owned by NBG, NBG's total shareholding in PSB corresponds to 6.62%. The Bank accounts for this shareholding as an available for sale investment.

  (k)
  On March 18, 2008, NBGI Private Equity Ltd established NBGI Private Equity S.A.S., a wholly owned subsidiary located in France.

  (l)
  In February 2008 the Bank established two wholly owned subsidiary companies, NBG Finance (Dollar) Plc and NBG Finance (Sterling) Plc.

  (m)
  On January 3, 2008, the General Meetings of the Shareholders of Vojvodjanska Bank and NBG A.D. Beograd approved the merger of the two banks through the absorption of the second by the first. The merger was approved by the Central Bank of Serbia on February 5, 2008 and was completed on February 14, 2008.

  (n)
  On December 17, 2007 the Bank established a new partially owned subsidiary, CPT Investments Ltd. Its purpose will be to explore investment opportunities in capital markets. The issued and fully paid share capital amounts to EUR 780 million, of which the Bank holds 50.1%.

  (o)
  In October 2007, the Bank exercised its minority buy-out option for Vojvodjanska Bank and through a Public Tender Offer acquired 1,727 common shares at a price of RSD 70 per share. After this share purchase, the Bank is the only shareholder of Vojvodjanska Bank and the Bank applied to the Serbian Securities and Exchange Commission for delisting of Vojvodjanska Bank. The delisting was concluded on December 7, 2007.

  (p)
  On September 24, 2007, the Bank announced a voluntary takeover bid in cash of EUR 5.50 per share for the 23.08% of the share capital of EH. Up to December 31, 2007, the Bank's interest in the share capital of the company has increased to 100.00% at a total cost of EUR 165.4 million. On January 14, 2008, the Extraordinary General Meeting of the company's shareholders approved the filing with the Capital Markets Commission for de-registration of the company's shares from the Athens Exchange ("ATHEX"). On February 7, 2008, the Capital Markets Commission approved the said de-registration.

  (q)
  On May 30, 2007, the Bank acquired from TBIF Financial Services BV, 100.00% of the share capital of the TBI Lizing d.o.o, a leasing company in Serbia, for the amount of EUR 2.5 million. The company was consolidated as a subsidiary as of that date and was subsequently renamed to NBG Leasing Serbia.

  (r)
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

  (s)
  On April 19, 2007 the Bank disposed of its minority shareholding in AGET Heracles to majority shareholders Lafarge Group. Pursuant to this agreement, the Bank sold 18,480,899 shares, representing 26.00% of the share capital of AGET Heracles. This sale is consistent with the stated strategy of the Bank to focus on its core banking activities and exit from its non-financial participations. The sale price has been agreed at EUR 17.40 per share, or EUR 321.6 million in total and was in line with the average closing price of the last 30 trading days preceding the transaction (see note 14). This minority shareholding had been accounted for as an equity method investment.

  (t)
  On March 15, 2007, the BoD of the Bank and NBG Venture Capital SA, a wholly owned subsidiary of the Bank, announced the draft agreement for the divestment of the warehousing section of the Bank and the transfer of the section, through absorption, to the latter according to the Divestment Balance Sheet as at March 13, 2007. The NBG Venture Capital SA will increase its share capital by EUR 109,492,401 with the issuance of 37,369,420 new shares with a nominal value of EUR 2.93 each. The divestment was approved by the Annual Ordinary General Meeting of the Bank on May 25, 2007.

  (u)
  From 11 through to December 25, 2006, the Bank via a Mandatory Tender Offer acquired 191.2 million shares of Finans Leasing, corresponding to 2.55% of its share capital and 72.3 million shares of Finans Investment Trust corresponding to 5.3% of its share capital. The total consideration paid amounted to EUR 4.2 million and EUR 0.6 million respectively.

  (v)
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

  (w)
  On September 12, 2006, the National Bank of Greece ("NBG") and the Republic of Serbia entered into a definitive agreement for the acquisition of 99.40% of the share capital of Vojvodjanska Banka a.d. NoviSad (Vojvodjanska) by NBG. NBG paid to the Republic of Serbia on the closing of the transaction EUR 360 million in cash for the acquisition of 99.40% of Vojvodjanska's share capital. Cash and cash equivalents acquired were EUR 13 million. A further EUR 25 million had also been deposited by NBG in a escrow account until December 2007. The escrow was to be set against certain expected recoveries from Vojvodjanska's fully provided non-performing loan portfolio and would be released to NBG on a EUR to EUR basis against any shortfall in the recoveries. The recoveries as at December 31, 2007 amounted to EUR 7.7 million, which have been offset by a payment to the Republic of Serbia out of the escrow account. As a result, the cost of the acquisition of Vojvodjanska and net assets at acquisition have been increased by this amount.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED (Continued)

  (x)
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

    As a result of Turkish Capital Markets legislation NBG made a mandatory offer to minority shareholders. From the Mandatory Offer which lasted from January 8 to January 29, 2007, the Bank acquired a further 43.44% holding of the share capital. The total consideration paid amounted to EUR 1,733 million. After the Mandatory Offer and until December 31, 2007 the bank further acquired through stock exchange transactions 0.45% of Finansbank's share capital at a cost of EUR 2 million. In April 2007, the Bank sold to International Finance Corporation ("IFC") 5% of Finansbank ordinary shares for USD 259.2 million. This stake is subject to put and call arrangements, as provided for in the shareholders' agreement between the Bank and IFC, exercisable after 5 and 7 years, respectively. These put and call agreements are not legally detachable neither separately exercisable from the respective shares held by IFC. The price per share received from the IFC was determined to be the price per share paid by the Bank to the Finansbank shareholders during the Mandatory Tender Offer. The above transaction was concluded on April 5, 2007. As at December 31, 2008 the present value of the minimum redemption amount was estimated at USD 280.9 million.

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

	2005	2006
	(EUR in thousands)
Proforma NBG Group
Net Interest Income before provision for loan losses	2,047,249	2,392,391
Provision for loan losses	(274,226)	(408,074)

Net Interest Income after provision for loan losses	1,773,023	1,984,317
Non-interest income	1,788,493	2,001,409
Non-interest expense	(2,577,635)	(2,949,821)
Income Tax expense from continuous operations	(340,521)	(218,751)
Income from discontinued operations, net of tax	28,283	58,187
Net income	671,643	875,341
Proforma EPS—basic and diluted (euro)	1.46	1.65
  (y)
  In January 2006, the Bank concluded the sale of its subsidiary, ASTIR Alexandroupolis. The total consideration received was EUR 6.5 million.

  (z)
  In January 2006, following its BoD decision on December 20, 2005, the Bank participated in the share capital increase of its subsidiary, Banca Romaneasca, acquiring 109.8 out of 122.5 million new shares for the amount of RON 219.6 million (equivalent EUR 60 million). The share capital increase was concluded in February 2006.

  (aa)
  In February 3, 2006, the Bank disposed of its subsidiary, National Bank of Greece (Canada), to Scotiabank. The consideration received amounted to CAD 71.3m in cash (equivalent of EUR 52 million).

  (bb)
  On April 28, 2006, NBG International Holdings BV (a wholly owned subsidiary established by NBG in September 2005) disposed of for USD 400 million in cash, before incurred expenses, its subsidiary, Atlantic Bank of New York (ABNY) to New York Community Bancorp, Inc. the holding company for New York Community Bank. The ABNY's consolidated net assets as at the date of disposal (April 2006) amounted to USD 247 million.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5:    CASH AND DUE FROM BANKS

        Cash and due from banks at December 31, comprised:

	2007	2008
	(EUR in thousands)
Current accounts with banks	535,059	283,347
Cash and similar items	890,687	997,203
Current account with central bank	2,771,236	252,658
Deposits accounts	14,328	—
Other	15,458	6,962

Total	4,226,768	1,540,170

        The Bank and the other banks of the Group are required to maintain a current account with the respective central banks of their countries, to facilitate interbank transactions with the central banks, its member banks and other financial institutions through the Trans-European Automated Real-Time Gross Settlement Express Transfer system (TARGET).

NOTE 6:    DEPOSITS WITH CENTRAL BANK

        The central bank is the primary regulator of depository institutions in Greece. The central bank requires all banks established in Greece to maintain deposits equal to 2% of total customer deposits as these are defined by the European Central Bank ("ECB"). These deposits bear interest at the refinancing rate as set by the ECB (2.5% at December 31, 2008). Similar requirements apply to the other banking subsidiaries of the Group.

NOTE 7:    SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

        The Group enters into purchases of securities under agreements to resell substantially identical securities. These agreements are classified as lending arrangements. Agreements with third parties specify the Group's rights to request collateral, based on its monitoring of the fair value of the underlying securities on a daily basis. Securities accepted as collateral may be sold or re-pledged. As at December 31, 2007 and 2008, the Group has not sold or re-pledged any collateral.

NOTE 8:    INTEREST BEARING DEPOSITS WITH BANKS

        Interest bearing deposits with banks at December 31, comprised:

	2007	2008
	(EUR in thousands)
Placements in EUR	945,384	1,194,381
Placements in other currencies	832,038	556,135

Total	1,777,422	1,750,516

Maturity analysis:
Up to 3 months	1,595,149	1,547,202
From 3 months to 1 year	116,657	165,733
Over 1 year	65,616	37,581

Total	1,777,422	1,750,516

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9:    MONEY MARKET INVESTMENTS

        Money market investments at December 31, comprised:

	2007	2008
	(EUR in thousands)
Greek treasury bills	54,603	112,020
Foreign treasury bills	131,726	83,444
Other	67,705	45,793

Total	254,034	241,257

        Money market investments include financial assets that for measurement purposes are classified as Trading and Available-for-Sale of EUR 73 million and EUR 181 million respectively as at December 31, 2007 and EUR 131 million and EUR 103 million respectively as at December 31, 2008.

NOTE 10:    TRADING ASSETS

        Fair value of debt and equity assets held for trading purposes at December 31, comprised:

	2007	2008
	(EUR in thousands)
Greek government bonds	5,553,981	956,126
Debt securities issued by other governments and public entities	248,920	822,742
Debt securities issued by foreign financial institutions	135,548	47,864
Debt securities issued by Greek financial institutions incorporated in Greece	142,066	14,949
Corporate debt securities issued by companies incorporated in Greece	71,601	125,113
Corporate debt securities issued by foreign companies	355,563	64,243
Equity securities issued by companies incorporated in Greece	86,689	4,488
Equity securities issued by foreign companies	25,106	3,679
Mutual fund units	59,160	17,385

Total	6,678,634	2,056,589

        Net unrealized losses on trading instruments (debt and equity) of EUR 59,458 thousand, EUR 23,866 thousand and EUR 38,821 thousand were included in earnings during 2006, 2007 and 2008, respectively.

        During 2008, the Group, in accordance with its policy regarding transfers of investments between categories (note 3), and due to the crisis in the financial markets, transferred trading securities of EUR 4,555 million to available-for-sale securities and EUR 30 million to held-to-maturity securities.

NOTE 11:    FINANCIAL INSTRUMENTS MARKED TO MARKET THROUGH THE PROFIT AND LOSS

        Financial instruments marked to market through the profit and loss" relates to a loan with an embedded derivative issued in August 2005 with a cost of EUR 5,125,250 thousand with original maturity in September 2037. This instrument was issued by the Bank and would otherwise have to be bifurcated under FAS 133, "Accounting for Derivative Instruments and Hedging Activities". The Group elected to account for this instrument at fair value through the profit and loss under the provisions of

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    FINANCIAL INSTRUMENTS MARKED TO MARKET THROUGH THE PROFIT AND LOSS (Continued)

FAS 155 "Accounting for certain Hybrid Financial Instruments- an amendment of FASB statement 133 and 140" instead of separating the embedded derivative. The net effect on earnings from this instrument for 2007 and 2008 was a gain of EUR 384,746 thousand and EUR 25,745 thousand respectively. The financial instrument was held by the Bank and was settled during 2008.

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

        The following tables present the contract or notional amounts and the credit risk or fair value amounts at December 31, 2007 and 2008 of the Group's derivative asset and liability positions held for trading and hedging purposes. These derivative positions are primarily executed in the over-the-counter market. The credit risk amounts presented below do not consider the value of any collateral held.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12:    DERIVATIVES (Continued)

Derivative Assets(1)

	2007		2008
	Contract/ Notional amount	Credit Risk	Contract/ Notional amount	Credit Risk
	(EUR in thousands)		(EUR in thousands)
Cross currency interest rate swaps	65,171	5,680	1,634,908	183,217
Financial futures	3,923,334	15,808	33,672	3,365
Foreign exchange swaps	899,239	5,730	2,186,674	96,497
Forward rate agreements	79,380	60	35,785	2,093
Interest rate swaps	9,194,624	244,203	25,955,148	1,173,609
Options	2,144,390	46,460	2,861,207	83,073
Outright foreign exchange forwards	733,216	16,842	266,556	12,486

Total	17,039,354	334,783	32,973,950	1,554,340

Derivative Liabilities(1)

	2007		2008
	Contract/ Notional amount	Fair Value	Contract/ Notional amount	Fair Value
	(EUR in thousands)		(EUR in thousands)
Cross currency interest rate swaps	3,159,414	462,018	1,885,359	198,786
Financial futures	381,531	823	4,473,082	36,253
Foreign exchange swaps	5,080,735	170,630	5,749,626	339,591
Forward rate agreements	—	—	120,428	10,003
Interest rate swaps	14,336,367	422,950	28,804,469	917,233
Options	2,715,175	10,460	750,727	60,836
Outright foreign exchange forwards	511,754	4,925	220,463	5,113

Total	26,184,976	1,071,806	42,004,154	1,567,815

(1)
Includes both long and short derivative positions.

        The average fair value of derivative assets for 2007 and 2008 were EUR 404,030 thousand and EUR 838,988 thousand, respectively. The average fair value of derivative liabilities for 2007 and 2008 were EUR 769,327 thousand and EUR 983,038 thousand, respectively.

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

Fair value and net investment economic hedges

        The Group uses various types of interest rate and foreign currency exchange rate derivative contracts to protect against changes in the fair value of its fixed rate assets and liabilities due to fluctuations in interest and exchange rates. None of these derivatives has been designated as hedging instruments, although the management of the Group believes that they provide effective economic hedges.

        The Group also hedges its net investment in consolidated foreign operations with functional currencies other than the Euro using forward foreign exchange contracts. These derivatives do not qualify for hedge accounting under SFAS 133, although the management of the Group believes that they provide effective economic hedges.

NOTE 13:    AVAILABLE-FOR-SALE SECURITIES

        The amortized cost of available-for-sale securities and their approximate fair values at December 31, comprised:

	2007
Available-for-sale securities	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	(EUR in thousands)
Greek government bonds	1,306,507	2,123	(62,610)	1,246,020
Debt securities issued by other governments and public entities	2,048,445	47,842	(12,481)	2,083,806
Corporate debt securities issued by companies incorporated in Greece	100,505	78	(1,634)	98,949
Corporate debt securities issued by companies incorporated outside Greece	490,046	2,718	(30,047)	462,717
Equity securities issued by companies incorporated in Greece	175,415	5,060	(9,391)	171,084
Equity securities issued by companies incorporated outside Greece	95,186	29,998	(117)	125,067
Mutual Fund units	357,951	11,294	(6,661)	362,584

Total available-for-sale securities	4,574,055	99,113	(122,941)	4,550,227

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    AVAILABLE-FOR-SALE SECURITIES (Continued)

	2008
Available-for-sale securities	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	(EUR in thousands)
Greek government bonds	7,671,181	11,916	(443,715)	7,239,382
Debt securities issued by other governments and public entities	2,622,413	25,422	(43,982)	2,603,853
Corporate debt securities issued by companies incorporated in Greece	318,654	242	(45,465)	273,431
Corporate debt securities issued by companies incorporated outside Greece	1,691,506	1,014	(328,337)	1,364,183
Equity securities issued by companies incorporated in Greece	353,372	25	(192,215)	161,182
Equity securities issued by companies incorporated outside Greece	101,764	4,625	(3,079)	103,310
Mutual Fund units	579,724	1,355	(75,579)	505,500

Total available-for-sale securities	13,338,614	44,599	(1,132,372)	12,250,841

        As at December 31, 2007 and 2008, the Group did not hold any US Federal debt securities.

        The following table presents realised gains on available for sale securities for 2006, 2007 and 2008.

	2006	2007	2008
	(EUR in thousands)
Gross realized gains on sales of available for sale portfolio	121,138	175,469	31,331
Gross realized losses on sales of available for sale portfolio	(4,266)	(45,653)	(22,916)

Net realized gains on sales of available for sale securities	116,872	129,816	8,415

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

	2007
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(EUR in thousands)
Available-for-sale securities
Greek government bonds	188,574	(17,263)	921,792	(45,347)	1,110,366	(62,610)
Debt securities issued by other governments and public entities	364,458	(3,014)	1,572,970	(9,467)	1,937,428	(12,481)
Corporate debt securities issued by companies incorporated in Greece	11,982	(18)	70,760	(1,616)	82,742	(1,634)
Corporate debt securities issued by companies incorporated outside Greece	160,526	(15,578)	132,637	(14,469)	293,163	(30,047)
Equity securities issued by companies incorporated in Greece	65,267	(6,259)	19,013	(3,132)	84,280	(9,391)
Equity securities issued by companies incorporated outside Greece	258	(117)	—	—	258	(117)
Mutual Fund units	42,272	(2,680)	23,107	(3,981)	65,379	(6,661)

Total available-for-sale securities	833,337	(44,929)	2,740,279	(78,012)	3,573,616	(122,941)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    AVAILABLE-FOR-SALE SECURITIES (Continued)

        The following table presents the current fair value and the associated unrealized losses of available-for-sale securities as at December 31, 2008. The table also discloses whether these securities have had unrealized losses for periods less than 12 months or for 12 months or longer.

	2008
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(EUR in thousands)
Available-for-sale securities
Greek government bonds	5,434,958	(371,385)	951,151	(72,330)	6,386,109	(443,715)
Debt securities issued by other governments and public entities	525,071	(10,274)	1,894,926	(33,708)	2,419,997	(43,982)
Corporate debt securities issued by companies incorporated in Greece	131,264	(43,249)	69,622	(2,216)	200,886	(45,465)
Corporate debt securities issued by companies incorporated outside Greece	1,091,253	(250,584)	202,350	(77,753)	1,293,603	(328,337)
Equity securities issued by companies incorporated in Greece	131,124	(149,594)	27,901	(42,621)	159,025	(192,215)
Equity securities issued by companies incorporated outside Greece	3,223	(3,053)	49	(26)	3,272	(3,079)
Mutual Fund units	166,933	(51,167)	102,119	(24,412)	269,052	(75,579)

Total available-for-sale securities	7,483,826	(879,306)	3,248,118	(253,066)	10,731,944	(1,132,372)

        The impairment of available-for-sale securities debt and marketable equity securities is based on a variety of factors, including the length of time and extent to which the market value has been less than cost, the financial condition of the issuer of the security, and the Group's intent and ability to hold the security to recovery. The vast majority of the Group's holdings in debt securities comprise of Greek government bonds, for which the bank is the market maker, and other sovereign debt instruments. The unrealized losses associated with debt securities are not considered to be other than temporary because they reflect the widening of credit spreads as a result of the reduced market liquidity and the uncertainty in the global financial markets and do not affect the expected cash flows of the underlying collateral or issuer. Additionally, the Group has the intent and ability to hold debt securities for a period of time sufficient to recover all gross unrealized losses. Our investments in equity securities comprise mainly of shares of high quality Greek banks and companies which are profitable and have not shown any signs of financial distress. Furthermore, most of these investments have been acquired as strategic investments and with a medium to long term view. Gross unrealized losses existing for twelve months or more, include EUR 67.1 million, or 26.5% of the gross unrealized loss, relating to available-for-sale marketable equity securities. The liquidity crisis has adversely affected market prices during 2008, however, the Group has the ability and intent to hold these securities for a period of time sufficient to recover all gross unrealized losses.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    AVAILABLE-FOR-SALE SECURITIES (Continued)

        The scheduled maturities of available-for-sale securities at December 31, 2008 were as follows:

	Available-for-Sale Securities
	Amortized Cost	Fair Value
	(EUR in thousands)
Due in one year or less	763,073	762,019
Due from one to five years	3,722,769	3,669,273
Due from five to ten years	5,335,899	4,885,203
Due after ten years	2,482,013	2,164,354

Total debt securities	12,303,754	11,480,849
Other non debt securities	1,034,860	769,992

Total	13,338,614	12,250,841

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

        Other equity investments include Phosphate Fertilizers Industry S.A (22.02%), Larco Metallurgical S.A. (36.43%) and Planet S.A. (31.18%).

        On 16 July 2008 the Bank disposed of its 30% associate, Siemens Enterprise Communications S.A. The total consideration agreed, amounted to EUR 11.4 million. On 23 December 2008 the Bank disposed of its 20.23% associate, Hellenic Countryside S.A. The total consideration agreed, amounted to EUR 3.5 million. The loss realised upon disposal of the above equity investments amounted to EUR 3,066 thousand.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14:    EQUITY METHOD INVESTMENTS (Continued)

        The summarized financial information below represents an aggregation of the Group's non-subsidiary investees.

	2006
				2007	2008
	AGET Heracles
		Other	Total	Total	Total
	(EUR in thousands)
Equity method investments	178,451	56,119	234,570	75,707	56,988
Revenue	693,660	797,924	1,491,584	1,110,999	696,986
Gross profit	175,524	79,782	255,306	94,264	19,186
Net earnings	61,913	36,156	98,069	25,131	(75,033)
Group's equity in net earnings	16,097	10,793	26,890	23,199	(20,664)
Dividends received by the Group	17,557	3,019	20,576	3,438	1,889
% Holding as at December 31,	26.00%
Balance Sheet data as at December 31
Current assets	368,852	2,973,642	3,342,494	3,972,003	383,812
Non-current assets	625,885	1,880,042	2,505,927	1,836,152	1,710,251
Current liabilities	130,641	410,678	541,319	427,373	357,550
Non-current liabilities	85,101	4,348,482	4,433,583	5,266,481	1,648,352
Net assets	778,995	94,524	873,519	114,301	88,161
Group's equity in net assets	202,531	39,204	241,735	47,588	24,800

        In 2007, included in "equity in earnings of investees" in the consolidated statement of income is EUR 5.4 million relating to the Group's share in AGET's net earnings up to the date of disposal and the before tax gain on disposal of the investment in AGET of EUR 131.5 million.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15:    LOANS AND ALLOWANCE FOR LOAN LOSSES

        Loans granted by the Group according to type of loan, which represents the Group's concentration of credit risk, at December 31, 2007 comprised:

	2007
	Greek residents	Foreign	Total
	(EUR in thousands)
Consumer:
Residential mortgages	15,675,911	2,814,814	18,490,725
Credit card	1,543,832	1,645,264	3,189,096
Auto financing	181,973	340,841	522,814
Other consumer	3,878,343	1,958,759	5,837,102

Total consumer	21,280,059	6,759,678	28,039,737

Commercial:
Industry and mining	3,150,111	1,271,942	4,422,053
Small scale industry	1,353,943	1,528,069	2,882,012
Trade	5,067,392	1,465,008	6,532,400
Construction	736,584	1,439,452	2,176,036
Tourism	169,937	387,607	557,544
Shipping and transportation	1,204,350	462,110	1,666,460
Mortgage	678,880	113,046	791,926
Public sector	1,814,646	1,414	1,816,060
Other	1,906,747	4,922,183	6,828,930

Total commercial	16,082,590	11,590,831	27,673,421

Total loans	37,362,649	18,350,509	55,713,158
Unearned income	53,600	(206,266)	(152,666)

Loans, net of unearned income	37,416,249	18,144,243	55,560,492
Less: Allowance for loan losses	(779,608)	(353,344)	(1,132,952)

Total Net Loans	36,636,641	17,790,899	54,427,540

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        Loans made by the Group according to type of loan, which represents the Group's concentration of credit risk, at December 31, 2008 comprised:

	2008
	Greek residents	Foreign	Total
	(EUR in thousands)
Consumer:
Residential mortgages	17,772,186	3,466,936	21,239,122
Credit card	1,722,520	1,844,527	3,567,047
Auto financing	250,130	319,705	569,835
Other consumer	4,622,064	2,445,982	7,068,046

Total consumer	24,366,900	8,077,150	32,444,050

Commercial:
Industry and mining	3,431,239	2,237,964	5,669,203
Small scale industry	1,857,602	1,802,722	3,660,324
Trade	7,290,620	2,279,365	9,569,985
Construction	1,216,237	1,776,701	2,992,938
Tourism	312,513	423,302	735,815
Shipping and transportation	1,882,210	593,026	2,475,236
Mortgage	832,593	1,260,464	2,093,057
Public sector	8,101,757	120,290	8,222,047
Other	647,654	2,417,140	3,064,794

Total commercial	25,572,425	12,910,974	38,483,399

Total loans	49,939,325	20,988,124	70,927,449
Unearned income	(187,135)	(273,270)	(460,405)

Loans, net of unearned income	49,752,190	20,714,854	70,467,044
Less: Allowance for loan losses	(838,171)	(394,455)	(1,232,626)

Total Net Loans	48,914,019	20,320,399	69,234,418

        Included in the above table for 2008 are loans that are economically hedged for interest rate risk, for which the Group elected to apply the Fair Value Option provided by SFAS 159 and measure them at fair value with changes recognized in the income statement. The fair value and outstanding principal balance of these loans at December 31, 2008 was EUR 1,217 million and EUR 1,170 million respectively. The adoption impact is presented in note 36. During 2008, net gains resulting from changes in the fair value of these notes of EUR 108.3 million were recorded in net interest income before provision for loan losses.

        Also, included in the above tables are loans for lease financing amounting to EUR 1,904,802 thousand and EUR 2,300,993 thousand in 2007 and 2008 respectively, which were not eligible for the Fair Value Option as they are specifically excluded from fair value option election in accordance with SFAS 159.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        An analysis of the change in the allowance for loan losses for the years ended December 31, follows:

	2006	2007	2008
	(EUR in thousands)
Balance at beginning of year	1,092,545	1,224,757	1,132,952
Subsidiaries acquired	133,227	6,582	—
Provision for loan losses from continuing operations	261,603	190,755	425,537
Write-offs	(277,338)	(341,572)	(322,240)
Recoveries	20,064	46,023	42,433

Net Write-offs	(257,274)	(295,549)	(279,807)
Translation differences	(5,344)	6,407	(46,056)

Allowance at end of year	1,224,757	1,132,952	1,232,626

        Non-performing loans by sector, which the Group considers to be impaired at December 31, comprised:

	2007
	Greek residents	Foreign	Total
	(EUR in thousands)
Consumer:
Residential mortgages	362,079	17,517	379,596
Credit card	99,063	43,598	142,661
Auto financing	3,468	13,184	16,652
Other consumer	171,805	62,514	234,319

Total consumer	636,415	136,813	773,228

Commercial:
Industry and mining	121,752	69,458	191,210
Small scale industry	75,924	63,530	139,454
Trade	214,575	91,092	305,667
Construction	31,537	27,702	59,239
Tourism	24,854	8,144	32,998
Shipping and transportation	14,811	7,591	22,402
Mortgage	7,617	164	7,781
Public sector	33,076	—	33,076
Other	6,000	76,036	82,036

Total commercial	530,146	343,717	873,863

Total loans	1,166,561	480,530	1,647,091
Less: Allowance for loan losses	(647,787)	(320,507)	(968,294)

	518,774	160,023	678,797

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        Non-performing loans by sector, which the Group considers to be impaired at December 31, comprised:

	2008
	Greek residents	Foreign	Total
	(EUR in thousands)
Consumer:
Residential mortgages	459,336	39,039	498,375
Credit card	95,545	73,746	169,291
Auto financing	3,124	19,228	22,352
Other consumer	236,650	105,979	342,629

Total consumer	794,655	237,992	1,032,647

Commercial:
Industry and mining	80,569	81,111	161,680
Small scale industry	68,758	121,266	190,024
Trade	200,035	97,008	297,043
Construction	40,912	44,117	85,029
Tourism	17,915	19,748	37,663
Shipping and transportation	13,179	12,834	26,013
Mortgage	11,150	12,939	24,089
Public sector	33,077	—	33,077
Other	5,762	54,007	59,769

Total commercial	471,357	443,030	914,387

Total loans	1,266,012	681,022	1,947,034
Less: Allowance for loan losses	(721,468)	(431,593)	(1,153,061)

	544,544	249,429	793,973

	2006	2007	2008
	(EUR in thousands)
Average recorded investment in impaired loans	1,764,616	1,677,161	1,760,756
Interest recognized	41,635	23,464	33,537

        Included in the above tables are loans with terms that have been modified by agreement between the Group and its debtors referred to as troubled debt restructuring.

Collateral

        The most common practice we use to mitigate credit risk is the taking of security for funds advances. We implement guidelines on the acceptability of specific classes of collateral. The principal collateral types for loans and advances are:

  •
  Mortgages over residential properties;

  •
  Charges over business assets such as premises, ships,

  •
  Vehicles, inventory and accounts receivable;

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

  •
  Charges over financial instruments such as debt securities and equities;

  •
  Cash collaterals;

  •
  State, bank or personal guarantees.

        Longer-term finance and lending to corporate entities are generally secured; revolving credit facilities to individuals are generally unsecured. In addition, in order to mitigate the potential credit loss the Group will seek additional collateral from the counterparty as soon as impairment indicators are noticed for the relevant individual loans and advances. Debt securities, treasury and other eligible bills are generally unsecured.

Securitization of loans

        Loans include securitised loans as follows:

Securitisation of loans	2007	2008
	(EUR in thousands)
Corporate lending (Eterika Plc—July 2008)	—	1,257,624
Consumer loans (Revolver 2008—1 Plc—December 2008)	—	1,153,518
Credit cards (Revolver 2008—1 Plc—December 2008)	—	1,172,298

Total securitised loans	—	3,583,440

        On 31 July 2008, the Group issued EUR 1,340 million Asset Backed Floating Rate Notes due in June 2035, which are backed by a pool of corporate loans. The Notes are split into EUR 975 million class A notes with interest paid quarterly at a rate of three month EURIBOR plus a margin of 30 bps and EUR 365 million class B notes with interest paid quarterly at a rate of three month EURIBOR plus a margin of 250 bps. The class A notes have been rated A1 by Moody's. The class A and B notes have been listed for trading on the Luxembourg Stock Exchange, sold through private placement and repurchased at the issue price. The class A notes are used as security for obtaining liquidity from the ECB via the Bank of Greece. Eterika Plc is a new Variable Interest Entity incorporated in England and Wales. Eterika Plc paid for the receivables that were sold and assigned to it by NBG (the transferor) from the proceeds of the issuance of the notes. Eterika Plc entered into a subordinated loan agreement with NBG amounting to EUR 13.4 million in order to fund the reserve account. As at December 31, 2008 the balance of the subordinated loan was EUR 53.6 million.

        On 12 December 2008, the Group issued EUR 1,768.9 million Secured Floating Rate Notes due in September 2020, which are backed by a pool of receivables arising from revolving consumer loans and credit card accounts. The Notes are split into EUR 1,500 million class A notes with interest paid monthly at a rate of one month EURIBOR plus 30 bps and EUR 268.9 million class B notes with interest paid monthly at a rate of one month EURIBOR plus 60 bps. The class A notes have been rated A by Fitch and were listed for trading on the Luxembourg Stock Exchange, sold through private placement and repurchased at the issue price. The class A notes are used as security for obtaining liquidity from the ECB via the Bank of Greece. The Group retains the option to call the notes on any interest payment date and reissue a new series, or sell them as is to investors.

        The secured notes were issued through two new VIEs, "Revolver APC Limited" (the Asset Purchase Company) and "Revolver 2008-1 Plc" (the Issuer). Revolver APC Limited is a new Variable

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Interest Entity incorporated in England and Wales. The APC Company paid for the receivables that were sold and assigned to it by NBG (the Transferor) from the proceeds of the issuance of limited recourse noted (Series 2008-1 APC loan note) to the issuer. The APC Company entered into the Subordinated Loan Agreement with NBG amounted to EUR 35,378 thousand in order to fund the initial amount required to be deposited by the APC Company into the APC cash collateral account. As at December 31, 2008, the balance of the Subordinated loan was EUR 35,378 thousand. NBG may make further advances to the APC Company under the APC Subordinated loan agreement where the transfer of interest is less than the minimum transfer of interest.

        "Revolver 2008-1 Plc" (the Issuer) is a new Variable Interest Entity (VIE) incorporated in England and Wales and financed the acquisition of the Series 2008-1 APC loan note that was issued by the APC company from the proceeds of the issuance of the secured notes. As NBG is the owner of the issued secured notes and primary beneficiary of the two variable interest entities it includes them in its consolidated financial statements.

Covered bonds

        On 28 November 2008, the Bank issued two series of covered bonds each for EUR 1 billion, with a maturity of five and six years, respectively (with a one-year extension option), which are secured primarily by residential mortgage loans, interest paid quarterly at a rate of ECB's refinancing rate plus a margin of 65 bps and 70 bps respectively. The two covered bonds series have been rated Aaa by Moody's and AAA by Fitch. The covered bonds were listed for trading on the Luxembourg Stock Exchange, with a view to being placed with institutional investors. Until they are placed the bonds are used as security for obtaining liquidity from the ECB via the Bank of Greece. The issue forms part of the Bank's EUR 10 billion covered bonds program.

        All above securities issued are not presented within "Other borrowed funds" since these securities are held by the Bank and collateralized with the BoG and ECB for funding purposes. In the future these securities may also be sold to investors.

NOTE 16:    GOODWILL, SOFTWARE AND OTHER INTANGIBLES

        The following presents the allocation of goodwill by segment for December 31:

	2007
	Opening 2007	Additions	Purchase price allocation adjustments	Impairment/ write-offs	Disposals	Closing 2007
	(EUR in thousands)
Global Markets and Asset Management	7,956	—	—	—	—	7,956
International	582,504	19,294	(43,961)	(11,224)	(47,954)	498,659
Turkish Operations	1,642,383	1,382,092	62,972	—	(134,564)	2,952,883
Insurance	61,513	173,752	—	—	—	235,265
Other	55,321	15,320	—	—	—	70,641

Total	2,349,677	1,590,458	19,011	(11,224)	(182,518)	3,765,404

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16:    GOODWILL, SOFTWARE AND OTHER INTANGIBLES (Continued)

	2008
	Opening 2008	Additions	Purchase price allocation adjustments	Impairment/ write-offs	Disposals	Closing 2008
	(EUR in thousands)
Global Markets and Asset Management	7,956	—	—	—	—	7,956
International	498,659	(4,229)	—	(4,585)	(24,068)	465,777
Turkish Operations	2,952,883	(345,574)*		—	—	2,607,309
Insurance	235,265	4,032	—	—	—	239,297
Other	70,641	11,989	—	—	—	82,630

Total	3,765,404	(333,782)	—	(4,585)	(24,068)	3,402,969

*
Of which EUR 284,901 relates to the step acquisition of 9.679% in Finasbank in September 2008 (see below).

        Despite the goodwill arising from the amount paid to minority shareholders in Finansbank upon the exercise of the puttable instruments held by the Fiba holders on 26 September 2008, the decrease in Turkish Operations is due to the negative foreign exchange differences amounting to EUR 638.9 million. The change in International operations relates to increase in shareholding in SEE subsidiaries as well as additions and disposals in other private equity business activities of the Group net of negative foreign exchange differences amounting to EUR 42.6 million. In other Greek investments as well as in Insurance the increase is due to the goodwill arising from the participation in the share capital increase of Astir Palace Vouliagmenis S.A. and EH respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16:    GOODWILL, SOFTWARE AND OTHER INTANGIBLES (Continued)

        The finalization of the goodwill upon acquisition date of Finansbank and Vojvodjanska bank and the goodwill of the additional 43.9% shareholding of Finansbank acquired in January 2007 together with the additional 9.68% of Finansbank in 2008, is presented below:

	August 2006		January 2007	September 2008	December 2006
	Finansbank				Vojvodjanska
% acquired	46%	46%	43.90%	9.68%	99.43%	99.43%
Fair values at acquisition date	Preliminary allocation	Final allocation			Preliminary allocation	Final allocation
	(EUR in thousands)
Total consideration less cash and cash equivalents acquired	2,133,028	2,133,028	1,149,364	487,415	348,888	358,389

Assets acquired and liabilities assumed:
Cash and cash equivalents	101,435	101,435	586,039	616,340	13,481	13,481
Due from banks	3,071,832	3,071,832	1,488,850	873,094	133,896	133,896
Trading assets, derivatives and available-for-sale securities	1,379,714	1,379,714	1,392,312	2,281,485	51,347	51,347
Net loans	5,680,072	5,672,445	6,563,599	11,575,596	223,440	229,181
Software and other intangibles	9,168	9,168	9,245	23,336	281	281
Intangibles recognized:
—trade names	161,910	161,910	161,094	181,800	—	12,870
—customer relationships	133,104	133,104	125,873	144,400	—	15,940
—core deposits	38,739	38,739	36,338	44,100	—	13,561
—Mutual funds contracts	—	—	—	30,500	—	—
—software	14,900	14,900	14,446	20,000	—	—
Premises and equipment, net	130,191	130,191	137,905	200,585	35,259	55,381
Other assets	265,688	256,502	299,630	249,116	73,086	77,105
Deposits	(6,281,214)	(6,281,214)	(6,877,613)	(10,664,436)	(450,541)	(450,541)
Short term and long term borrowings	(2,911,102)	(2,911,102)	(1,927,497)	(2,444,372)	(12,074)	(12,074)
Other liabilities	(516,439)	(636,521)	(724,127)	(967,062)	(27,495)	(45,979)
Contingent liabilities	—	—	—	(72,183)	—	—

Total net assets	1,277,998	1,141,103	1,286,094	2,092,299	40,680	94,449

Group's share of net identifiable assets	587,879	524,907	564,492	202,514	40,448	93,910

Goodwill on acquisition	1,646,584	1,709,556	1,170,911	284,901	321,921	277,960

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16:    GOODWILL, SOFTWARE AND OTHER INTANGIBLES (Continued)

        The gross carrying amount and accumulated amortization relating to software and other intangibles at December 31 are presented below:

	2007			2008
	Software	Other intangibles	Total	Software	Other intangibles	Total
	(EUR in thousands)
Gross carrying amount	257,952	432,945	690,897	309,995	414,028	724,023
Accumulated amortization	(195,525)	(63,283)	(258,808)	(213,820)	(78,069)	(291,889)

Net book value	62,427	369,662	432,089	96,175	335,959	432,134

        As at December 31, 2008, other intangibles include intangibles identified upon the acquisition of acquired entities and consist of core deposits of EUR 38,288 thousand, customer relationships of EUR 110,053 thousand, software of EUR 11,648 thousand, all of which have finite lives and trade names of EUR 146,802 thousand and mutual funds contracts of EUR 2,492 thousand which have indefinite lives. The estimated useful lives of core deposits and customer relationships are 6–11 years and software 11–14 years.

        Amortization expense on software and other intangibles amounted to EUR 24,404 thousand, EUR 48,235 thousand and EUR 58,073 thousand in 2006, 2007 and 2008 respectively. The Group estimates that aggregate amortization expense for the five succeeding fiscal years will be approximately EUR 61,044 thousand, EUR 58,507 thousand, EUR 44,854 thousand, EUR 40,341 thousand and EUR 36,296 thousand for years 2009 through 2013 respectively.

NOTE 17:    PREMISES AND EQUIPMENT AND LEASE COMMITMENTS

        Premises and equipment at December 31, comprised:

	2007	2008
	(EUR in thousands)
Land	173,505	199,247
Buildings	768,821	829,030
Furniture, fittings and machinery	211,797	193,881
Leasehold improvements	92,550	107,812
Office equipment	417,021	467,448
Vehicles	10,655	12,852
Other	256,422	240,052

Total, at cost	1,930,771	2,050,322
Less: accumulated depreciation	(914,369)	(959,520)

Net book value	1,016,402	1,090,802

        Certain Group premises and equipment are leased under various operating leases. Rental expense amounted to EUR 44,953 thousand, EUR 83,643 thousand and EUR 101,441 thousand for the years ended December 31, 2006, 2007 and 2008, respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17:    PREMISES AND EQUIPMENT AND LEASE COMMITMENTS (Continued)

        Future minimum rental commitments under non-cancellable operating leases are presented below. The Group did not enter into any material capital leases.

Operating Leases
(EUR in thousands)
2009	80,207
2010	62,381
2011	58,459
2012	87,235
2013	48,754
Thereafter	157,430

Total minimum lease payments	494,466

NOTE 18:    OTHER ASSETS

        Other assets at December 31, comprised:

	2007	2008
	(EUR in thousands)
Accounts receivable of non-financial services sector subsidiaries	799,260	718,205
Deferred tax assets	573,572	1,068,533
Prepaid income taxes	146,324	172,093
Assets acquired through foreclosure proceedings	104,281	107,680
Brokerage auxiliary funds	51,231	22,793
Brokerage services settlement receivables	67,065	19,464
Amounts receivable from sales of bonds	63,855	20,819
Prepaid expenses	48,439	44,902
Advances to employees	41,960	15,798
European Re-development Fund	30,316	39,638
Unlisted equity securities	29,942	39,700
Hellenic Deposit and Investment Guarantee Fund	—	54,743
Checks and credit card transactions under settlement	236,650	145,213
Other	832,346	769,376

Total	3,025,241	3,238,957

        In accordance with article 6 of Law 3714/7.11.2008 the amount of deposits guaranteed by the deposit guarantee fund, increased from €20,000 to €100,000. Therefore, the contribution paid by banks to deposit guarantee fund also increased with additional contributions for 2008. The Law 3746/16.2.2009 concerning the "Hellenic Deposit and Investment Guarantee Fund (HDIGF)" provides that the difference between the regular annual contributions of credit institutions resulting from the application of article 6 of Law 3714/2008 will be included in a special assets group whose elements are jointly included in the proportion of each participant in the credit institutions.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 19:    ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE AND DISCONTINUED OPERATIONS

        The Group's North America operations comprising of Atlantic Bank of New York (ABNY) and NBG Canada, were disposed of to Community Bank of New York and Scotia Bank respectively. NBG Canada was disposed of in February 2006 while the sale of ABNY occurred in April 2006 (see note 4).

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

        The results of the operations of NBG Canada and ABNY for the period up to their disposal and the gain on sale are summarized as follows:

2006
(EUR in thousands)
Interest income	29,732
Interest expense	(12,672)

Net interest income before provision for loan losses	17,060
Provision for loan losses	575

Net interest income after provision for loan losses	17,635
Commission	1,726
Net trading income	(392)
Net realised (losses)/gains on sales of available-for-sale-securities	249
Other operating income	1,465
Salaries and employee benefits	(7,073)
Depreciation, amortisation and impairment charges	(1,300)
Other operating expenses	(3,915)
Gain on sale of discontinued operations	60,931

Income from discontinued operations before income tax expense	69,326
Income tax expense (including tax on gain from disposal)	(11,139)

Income from discontinued operations net of tax	58,187

        The Group classified the assets and liabilities of the warehouse section of the Group (note 4) under SFAS 144: "Accounting for the Impairment or Disposal of Long-Lived Assets" from the point it took the binding decision to dispose of the warehouse section and made all the necessary arrangements to locate a buyer. The management of the Group remains at its initial strategy to dispose of the warehousing section however, the disposal procedure may be extended due to the current severe

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 19:    ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE AND DISCONTINUED OPERATIONS (Continued)

international financial crisis. The assets classified as held for sale are included under the segment "Other" (note 37).

	2007	2008
	(EUR in thousands)
Cash and due from banks	14	10
Premises and equipment, net	53,378	52,886
Other assets	18,805	18,258

Total assets	72,197	71,154
Accounts payable, accrued expenses and other liabilities	(11,468)	(6,322)

Net assets held for sale	60,729	64,832

NOTE 20:    PLEDGED ASSETS

        At December 31, 2007 and 2008, the Group pledged to central banks to increase borrowing capacity and to other third parties to secure public deposits and for other purposes, bonds and other assets, principally securities, of EUR 3,443,360 thousand and EUR 10,449,783 thousand, respectively.

NOTE 21:    DEPOSITS

        The aggregate amount of short-term certificates of deposit, each with a minimum denomination of EUR 71,855, which approximates USD 100,000, was EUR 434 thousand at December 31, 2008. At December 31, 2008, interest-bearing deposits with scheduled maturities in excess of one year were EUR 452,617 thousand.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 21:    DEPOSITS (Continued)

        Deposits made by Greek residents and foreign customers at December 31, comprised:

	2007			2008
	Greek residents	Foreign	Total	Greek residents	Foreign	Total
	(EUR in thousands)			(EUR in thousands)
Interest bearing:
Public sector	164,545	84,406	248,951	179,380	129,325	308,705
Private sector:
Corporations	4,639,143	4,592,256	9,231,399	4,620,567	4,045,340	8,665,907
Individuals	38,060,128	7,165,174	45,225,302	45,659,993	7,642,610	53,302,603
Interbank	4,068,676	2,488,028	6,556,704	9,984,258	3,176,525	13,160,783

Total interest bearing deposits	46,932,492	14,329,864	61,262,356	60,444,198	14,993,800	75,437,998

Non-interest bearing:
Public sector	1,777,694	19,842	1,797,536	1,869,934	18,299	1,888,233
Private sector:
Corporations	2,070,834	856,728	2,927,562	1,569,690	548,570	2,118,260
Individuals	179,217	503,601	682,818	325,635	574,598	900,233
Interbank	73,359	129,251	202,610	80,405	97,656	178,061

Total non-interest bearing deposits	4,101,104	1,509,422	5,610,526	3,845,664	1,239,123	5,084,787

Total:
Public sector	1,942,239	104,248	2,046,487	2,049,314	147,624	2,196,938
Private sector:
Corporations	6,709,977	5,448,984	12,158,961	6,190,257	4,593,910	10,784,167
Individuals	38,239,345	7,668,775	45,908,120	45,985,628	8,217,208	54,202,836
Interbank	4,142,035	2,617,279	6,759,314	10,064,663	3,274,181	13,338,844

Total deposits	51,033,596	15,839,286	66,872,882	64,289,862	16,232,923	80,522,785

        Included in the above table for 2008 are interest bearing deposits of EUR 2,788,892 thousand that are accounted for at fair value through the profit and loss either because they have embedded derivatives and the Group elected to account for them under the provisions of FAS 155 "Accounting for certain Hybrid Financial Instruments- an amendment of FASB statement 133 and 140" instead of separating the embedded derivatives, or because they are managed on a fair value basis and for which the Group elected to apply the Fair Value Option provided by SFAS 159. The adoption impact is presented in note 36. During 2008 losses of EUR (128,101) thousand relating to fair value changes of these deposits were included in net trading loss.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 22:    SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

        Information concerning securities sold under agreements to repurchase is summarized as follows:

	2007	2008
	(EUR in thousands)
Securities sold under agreements to repurchase	3,509,525	1,757,153
Securities sold under agreements to repurchase:
Average outstanding during the year	5,051,858	4,197,105
Weighted average interest rate during the year	5.15%	6.21%
Weighted average interest rate at year end	4.96%	4.25%
Amount outstanding at month end:
January	4,819,743	3,965,055
February	5,077,173	5,086,100
March	5,175,312	4,545,518
April	6,386,946	4,555,737
May	6,176,224	4,051,422
June	5,986,810	4,567,642
July	6,523,419	3,886,653
August	5,907,858	4,032,826
September	4,314,067	4,943,570
October	4,307,797	4,940,862
November	4,448,830	4,726,092

        Securities sold under agreements to repurchase are recorded at the amount of cash received in connection with the transaction. Maturities of such agreements to repurchase are typically overnight to six months.

NOTE 23:    OTHER BORROWED FUNDS

        Included in other borrowed funds are bonds issued by the Group at par on a monthly basis. These bonds, which mature within 1 year of their issue date, had a balance of EUR 473,666 thousand and EUR 537,315 thousand in 2007 and 2008, respectively. The balance includes the syndication loan obtained by Finansbank on 12 December 2008, amounting to USD 470 million and issued in two currencies EUR 226 million and USD 183 million at an interest rate of monthly EURIBOR +100 bps and LIBOR plus 100 bps respectively. The loan matures on 11 December 2009.

        The weighted average interest rates were 11.81% and 9.54% in 2007 and 2008 respectively. These rates are affected by the higher rates applicable in Turkey and foreign banking sector.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 24:    ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES

        Accounts payable, accrued expenses and other liabilities at December 31, comprised:

	2007	2008
	(EUR in thousands)
Accrued expenses and deferred income	66,962	79,164
Amounts due to re-insurers	50,920	27,731
Income and other taxes payable	142,467	126,914
Accounts payable and other	1,659,504	1,409,159
Unsettled transactions on debt securities	70,811	11,793
Accrued interest and commissions	366,336	529,812
Deferred tax liability	343,038	694,097
Amounts due to third-parties under collection agreements	74,328	147,760
Pension liability	230,248	414,069
Dividends payable	195,399	21,007
Amounts due to government agencies	341,046	318,713
European Re-development Fund	30,316	39,638
Checks and credit card transactions under settlement	406,625	232,995

	3,978,000	4,052,852

NOTE 25:    INSURANCE RESERVES

        EH has consistently made a provision for loss reserves by estimating the potential liability on a claim-by-claim basis. Activity in the liability for unpaid claims and claim adjustment expenses for the year ended December 31, comprises of:

	2007	2008
	(EUR in thousands)
Property and casualty reserves
Reserve for unpaid claims and claim adjustment expenses as at January 1,	525,683	534,140
Incurred claims and claim adjustment expenses:
Provision for insured events of the current year	180,245	213,711
Change in provision for insured events of prior years	34,438	(1,393)

Total incurred claims and claim adjustment expenses	214,683	212,318
Payments:
Claims and claim adjustment expenses attributable to insured events of the current year	(100,789)	(75,315)
Claims and claim adjustment expenses attributable to insured events of prior years	(114,171)	(88,908)

Total payments	(214,960)	(164,223)
Changes in unearned premium reserves	8,734	(6,132)

Reserves for unpaid claims and claim adjustment expenses as at December 31,	534,140	576,103

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 25:    INSURANCE RESERVES (Continued)

	2007	2008
	(EUR in thousands)
Life insurance reserves
Mathematical and other life insurance reserves at 1 January	1,207,883	1,390,159
Increase in reserves	367,720	438,421
Paid claims and other movements	(185,444)	(371,926)

Mathematical and other life insurance reserves at 31 December	1,390,159	1,456,654

Total insurance reserves	1,924,299	2,032,757

Reinsurance arrangements

        The reinsurance program of EH is designed to minimize the Group's exposure to large claims and reduce accumulation against catastrophic risks. The level of risk retained by the Group is determined by the levels of Shareholder Equity, Gross Written Premia and Possible Maximum Loss per type of risk underwritten.

NOTE 26:    LONG-TERM DEBT

        Long-term debt (original maturities of more than one year) at December 31, 2008 comprised:

	Under 1 year	1–5 years	After 5 years	Total
	(EUR in thousands)
By remaining maturity
Senior Debt:
Fixed Rate	55,690	368,378	—	424,068
Variable Rate	1,505,392	735,141	—	2,240,533
Subordinated Debt:
Fixed Rate	18,708	—	799,235	817,943
Variable Rate	9,050	—	590,631	599,681
Other
Fixed Rate	65,476	33,836	2,580	101,892
Variable Rate	129,648	69,857	1,401	200,906

Total	1,783,964	1,207,212	1,393,847	4,385,023

        Certain of these debt instruments were issued by 100% owned "finance subsidiaries" of the Bank, NBG Funding Ltd (unconsolidated) and NBG Finance plc (consolidated) (the "finance subsidiaries"). The Bank has fully and unconditionally guaranteed all securities issued by these companies. There are no restrictions on the ability of these "finance subsidiaries" to transfer funds to the Bank in the form of cash dividends, loans and advances.

        The Group does not consolidate the NBG Funding Ltd based on the guidance in FIN 46R, under which, the Group is not deemed to be the primary beneficiary of the entity. The Group does not absorb the majority of the entity's expected losses nor does it receive a majority of the entity expected returns.

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

        Long-term debt Senior Notes and the related rates and maturity dates at December 31, comprise:

2008
(in EUR thousands)
Fixed, with a weighted average rate of 6.26%, maturing up until 2013 and denominated in USD	187,321
Fixed, with a weighted average rate of 11.81%, maturing up until 2011 and denominated in TRY	121,736
Fixed, with a weighted average rate of 5.36%, maturing up until 2012 and denominated in EUR	7,082
Fixed, with a weighted average rate of 6.62%, maturing up until 2010 and denominated in BGN	21,073
Fixed, with a weighted average rate of 7.35%, maturing up until 2012 and denominated in RON	86,856

424,068

Variable, with a weighted average rate of 4.56%, maturing up until 2013 and denominated in EUR	1,752,759
Variable, with a weighted average rate of 3.98%, maturing up until 2012 and denominated in USD	476,591
Variable, with a weighted average rate of 5.06%, maturing up until 2013 and denominated in BGN	9,484
Variable, with a weighted average rate of 16.71%, maturing up until 2012 and denominated in RON	1,699

2,240,533

Long-Term Senior fixed rate debt:

        USD 125 million Series 2004-B notes issued in November 2004 by a special purpose entity, the proceeds of which were lent to the Bank's subsidiary Finansbank. The notes are secured on Finansbank's diversified payment rights and have a five-year maturity. Interest is 6.1014%, paid quarterly, with no principal repayment for two years.

        USD 110 million bonds with a five year maturity and USD 110 million bonds with a seven-year maturity issued in March 2006 by a special purpose entity, the proceeds of which were lent to the Bank's subsidiary Finansbank. Interest is 6.25% and 6.50% respectively, paid semi-annually.

        TRY 300 million, credit card secured non-amortizing loan, issued in March 2006 with a five-year maturity. Interest is 11.81%, paid quarterly.

        In February 2007, NBG Finance plc, a wholly owned subsidiary of the Bank, issued Romanian Lei RON 355 million Fixed Rate Notes, guaranteed by the Bank due in February 2012. Interest is 7.35% and paid semi-annually. The proceeds of the Note were ultimately lent to the Bank under loan

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 26:    LONG-TERM DEBT (Continued)

agreements with the terms disclosed above. Part of this issue to the amount of EUR 3.7 million has been bought back by the Bank.

Long-Term Senior variable rate debt:

        USD 500 million Series 2005-A Floating Rate Notes issued in March 2005 by a special purpose entity, the proceeds of which were lent to Finansbank. The notes are secured on Finansbank's diversified payment rights and have a seven-year maturity. Interest is determined as the three-month LIBOR plus 180 bps, paid quarterly, with no principal repayment for the first three years.

        USD 700 million term loan facility in two tranches: USD 479 million issued in December 2006, with a two-year maturity and interest at LIBOR + 42.5 bps, paid monthly, and USD 221 million with a three-year maturity and interest at LIBOR + 60 bps, paid monthly. The first tranche of USD 479 million matured in December 2008.

        EUR 1,500 million Floating Rate Note issued in May 2007. The note is redeemable in May 2009 and guaranteed by the Bank. The note bears a coupon of 3-month EURIBOR plus 8 bps. Interest is paid quarterly. The proceeds of the Note were ultimately lent to the Bank under loan agreements with the terms disclosed above. Part of this issue to the amount of EUR 299 million has been bought back by the Bank.

        USD 300 million Floating Rate Note issued in October 2007. The note is redeemable in October 2009 and guaranteed by the Bank. The note bears a coupon of 3-month USD LIBOR plus 8 bps. Interest is paid quarterly. The proceeds of the Note were ultimately lent to the Bank under loan agreements with the terms disclosed above. Part of this issue to the amount of EUR 185.8 million has been bought back by the Bank.

        EUR 500 million Schuldscheindarlehen loan agreement issued in August 2008. The Bank exercised its right to borrow EUR 500 million under the facility on the same date. The facility matures on 4 August 2010, and interest is paid semi-annually at EURIBOR plus + 36 bps.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 26:    LONG-TERM DEBT (Continued)

        Long-term Subordinated debts and the related rates and maturity date at December 31, comprise:

2008
(in EUR thousands)
Fixed, 6.00% up to February 16, 2010, redeemable on or after Feb. 2015 and denominated in EUR	119,892
Fixed, 6.29% up to November 8, 2016, redeemable on or after Nov. 2016 and denominated in GBP	388,023
Fixed, 2.76%, redeemable on or after June 2015, matures through 2035 and denominated in JPY	155,263
Fixed, 9.00% for the first 5 years and steps up to 11.79% , matures in 2014 and denominated in USD	154,765

817,943

Variable, with a weighted average rate of 7.16%, redeemable on or after July 2013 and denominated in EUR	256,721
Variable, with a weighted average rate of 4.50%, redeemable on or after Nov. 2014 and denominated in EUR	255,287
Variable, with a weighted average rate of 4.51%, redeemable on or after Nov. 2014 and denominated in USD	87,673

599,681

Long-Term Subordinated fixed rate debt:

        USD 200 million Subordinated Callable Notes issued in October 2004. The notes have a 10-year maturity and there is a repayment option at the end of the fifth year. Interest, paid annually, is 9.00% for the first five years and steps up to 11.79% thereafter.

        EUR 230 million series D CMS-Linked Subordinated Callable Notes were issued in February 2005. The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part, on February 16, 2015 or any dividend date falling thereafter subject to the consent of the Bank of Greece. The preferred dividend rate is 6.00% until February 16, 2010 and, thereafter, is determined as the difference of the 10 year EUR CMS mid swap rate minus the 2 year mid swap rate multiplied by four subject to a minimum rate of 3.25% and capped at 10.00% paid annually.

        JPY 30 billion Callable Subordinated Fixed Rate Notes were issued in June 2005. The securities are due in June 2035 and are guaranteed on a subordinate basis by the Bank. The notes may be redeemed at the option of the Bank in or after June 2015. The notes carry a fixed rate of interest of 2.755%, which is payable semi-annually in arrears. These notes are hedged for changes in fair value but hedge accounting is not applied. For this reason, at January 1, 2008 the Bank elected to apply the Fair Value Option provided by SFAS 159 for these notes and measure them at fair value with changes recognized in the income statement. The adoption impact is presented in note 36. During 2008, net gains resulting from changes in the fair value of these notes of EUR 78 million were recorded in net trading profit/(loss). Fair value gains of EUR 92 million were attributable to changes in instrument specific credit risk, measured based on the change in the Bank's own credit spread. These gains were mainly due to the global financial crisis affecting credit spreads. Interest expense is not recognized

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 26:    LONG-TERM DEBT (Continued)

separately from fair value changes. The outstanding principal balance as at December 31, 2008 was EUR 238 million.

        GBP 375 million series E Fixed/Floating Rate Non-cumulative Guaranteed Non-voting Preferred Securities were issued in November 2006. The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part, on November 2016 or on any dividend date falling thereafter subject to the consent of the Bank of Greece. The preferred dividend rate is 6.2889% until November 8, 2016 and three month LIBOR plus 2.08% thereafter, paid annually until November 8, 2016 and quarterly thereafter.

Long-Term Subordinated variable rate debt:

        EUR 350 million Series A Floating Rate Non-Cumulative Non-Voting Preferred Securities were issued in July 2003. The securities are guaranteed on a subordinate basis by the Bank. The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part, in July 2013 or on any dividend date falling thereafter, subject to the consent of the Bank of Greece. The preferred dividend rate is three-month Euribor plus 175 bps until July 11, 2013 and Euribor plus 275 bps thereafter, paid quarterly.

        EUR 350 million series B CMS-Linked Subordinated Callable Notes were issued in November 2004. The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part, in November 2014 or any dividend date falling thereafter subject to the consent of the Bank of Greece. The preferred dividend is 6.25% for the first year and is then determined as the 10 year EUR CMS mid swap rate plus 12.5 bps reset every six months and capped at 8.00% paid semi-annually.

        USD 180 million series C CMS-Linked Subordinated Callable Notes were issued in November 2004. The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part, in November 2014 or any dividend date falling thereafter subject to the consent of the Bank of Greece. The preferred dividend is 6.75% for the first year and is then determined as the 10 year USD CMS mid swap rate plus 12.5 bps reset every six months and capped at 8.50% paid semi-annually.

        "Other" primarily includes fixed rate borrowings of Finansbank and Finans Finansal Kiralama S.A. amounting to EUR 96,919 thousand (of which EUR 35,229 thousand, EUR 43,397 thousand and EUR 18,293 thousand denominated in EURO, TRY and USD respectively) and floating rate borrowings of the above mentioned companies, amounting to EUR 198,139 thousand (of which EUR 153,243 thousand, and EUR 44,896 thousand denominated in EUR and USD).

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 27:    COMMITMENTS AND CONTINGENCIES (Continued)

        The following table summarizes the Group's off-balance-sheet financial instruments, whose contract amounts represent credit risk, as of December 31:

	2007	2008
	(EUR in thousands)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit*:
Commercial and personal	18,541,224	17,905,459
Commercial real estate	76,541	81,463
Residential real estate	611,777	549,625
Commercial letters of credit	857,967	654,996
Standby letters of credit and financial guarantees written	6,550,513	6,282,576

*
Commitments to extend credits at 31 December 2008 include amounts of EUR 1.985 million for the Group, which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are included in the Risk Weighted Assets calculation under regulatory rules currently in force.

        Commitments to Extend Credit.    Commitments to extend credit are agreements to lend to a customer, as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The majority of commitments to extend credit have terms up to one year and are based on EURIBOR/LIBOR—or other base rates. Management evaluates each customer's credit worthiness in determining the amount of collateral to obtain. Collateral held varies and may include accounts receivable, inventory, property, plant and equipment and real estate.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 28:    OTHER FEES AND COMMISSIONS

        Other fees and commissions as December 31, comprised:

	2006	2007	2008
	(EUR in thousands)
Custody, brokerage & investment banking	96,472	159,206	115,555
Retail lending fees	63,881	69,294	58,886
Corporate lending fees	112,556	154,740	140,615
Banking fees & similar charges	121,965	163,290	186,590
Fund management fees	62,395	79,955	52,515

Total	457,269	626,485	554,161

NOTE 29:    OTHER NON-INTEREST INCOME

        Other non-interest income at December 31, comprised:

	2006	2007	2008
	(EUR in thousands)
Income from insurance operations	733,330	834,681	852,557
Profit on sales of premises and foreclosed assets	77,643	73,633	70,744
Hotel revenues	28,315	28,967	33,771
Other	142,673	140,229	84,604

Total	981,961	1,077,510	1,041,676

NOTE 30:    OTHER NON-INTEREST EXPENSE

        Other non-interest expense at December 31, comprised:

	2006	2007	2008
	(EUR in thousands)
Insurance claims, reserves movement, commissions and reinsurance premia ceded	655,941	764,883	741,565
Credit card costs	31,117	48,824	34,051
Hotel running costs	34,911	30,221	35,306
Broker costs	12,994	29,378	15,762
Rental expense	44,953	83,643	101,441
Taxes and duties other than income tax	44,523	68,434	54,098
Promotion and advertising	62,810	89,863	87,451
Third party fees	102,746	169,633	166,989
Other	189,005	239,536	348,566

Total	1,179,000	1,524,415	1,585,229

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 31:    INCOME TAX EXPENSE

        The significant components of the income tax expense for the years ended December 31, 2006, 2007 and 2008 are as follows:

	2006	2007	2008
	(EUR in thousands)
Income tax expense from continuing operations:
Current tax (expense) domestic	(275,433)	(137,307)	(106,050)
Current tax (expense) foreign	(37,079)	(94,834)	(54,073)
Deferred tax (expense)/benefit domestic	109,785	(85,076)	(36,263)
Deferred tax (expense)/benefit foreign	(11,972)	5,726	(45,695)

Total income tax (expense)/benefit	(214,699)	(311,491)	(242,081)

        The allocation of net income before taxes between domestic and foreign is presented in note 37.

        The differences between the statutory income tax rates and the effective tax rates are summarized as follows:

	2006	2007	2008
	(EUR in thousands)
Average statutory income tax rates(1)	27.17%	23.99%	18.99%
Effect of tax exempt income	(3.69)%	(4.02)%	(7.47)%
Effect of companies with losses	(0.65)%	(0.15)%	(0.39)%
Non deductible expenses	2.87%	3.96%	5.77%
Non deductible goodwill	1.28%	—	—
Statutory revaluation of fixed assets	—	0.02%	(1.65)%
Effect of change in income tax rate	0.29%	—	3.49%
Effect of 5% tax reduction due to merger activity	(2.19)%	—	—
General allowance for loans losses recognized only for tax purposes	(5.39)%	(6.69)%	(6.36)%
Non-offsettable income taxes	—	—	5.82%
Tax audit settlement	—	—	1.68%
Other	(0.36)%	1.27%	1.27%

Average effective rate	19.33%	18.38%	21.15%

(1)
The average statutory income tax rates are used in view of the fact that the consolidated subsidiaries are taxed under different tax rates depending on the nature of their entrepreneurial activity and the jurisdiction in which taxes are levied.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 31:    INCOME TAX EXPENSE (Continued)

        The significant components of deferred income tax assets and liabilities at December 31 comprised:

	2007	2008
	(EUR in thousands)
Deferred Tax Assets:
Allowance for loan losses	1,977	5,304
Mark to market valuation of securities and derivative liabilities	145,042	552,707
Retirement Benefits	16,822	51,147
Insurance Reserves	39,270	23,755
Statutory revaluation on fixed assets	269,470	221,855
Other	100,991	213,765

Total deferred tax assets	573,572	1,068,533

Deferred Tax Liabilities:
Tax free reserves	(117,841)	(94,006)
Derivative instruments	(77,253)	(342,923)
Intangible assets recognised upon business combinations	(64,735)	(50,307)
Other	(83,209)	(206,861)

Total deferred tax liabilities	(343,038)	(694,097)

Net deferred tax asset	230,534	374,436

        The deferred tax on the mark-to-market valuation of securities includes both trading and available-for-sale securities, as most of these mark-to-market gains/(losses) are not recognized for Greek income tax purposes.

        The applicable Greek statutory rate of tax was 29% for 2006 and 25% for 2007 and 2008. The rate for 2006 applicable to the Bank was 24%, based on a law, which reduced the tax rate by 5% for companies, which effected legal mergers until December 31, 2005.

        On 25 September 2008 a new tax law (Law 3697/2008) was enacted in Greece, according to which the corporation tax rate will be reduced from 25% to 20% declining by 1% each year starting from 2010 to 2014. Based on the new tax rates, the Group examined the timing of the reversal of the temporary differences for the Greek entities and adjusted the deferred tax asset/liability amounts accordingly. The total effect, for the year ended December 31, 2008 of the reduction in tax rate was an expense of EUR 40.0 million.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 31:    INCOME TAX EXPENSE (Continued)

        Non-offsettable income taxes relate to the excess amount of withholding taxes over the capacity to absorb tax credits in the current year.

        The Group adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" (FIN 48) on January 1, 2007. FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. The adoption of FIN 48 by the Group had no effect on the Unrecognized Tax Benefit ("UTB") balance as at January 1, 2007. The reconciliation of the movement of the UTB balance is presented in the following table.

Reconciliation of the Change in Unrecognized Tax Benefits

	2007	2008
	(EUR in thousands)
Balance, at beginning of year	8,448	29,409
Decreases related to positions taken during prior years	12,955	(75)
Increases related to positions taken during the current year	8,006	6,014
Settlements	—	(22,544)
Effect of foreign exchange differences	—	(2,679)

Balance, at end of year	29,409	10,125

        As of December 31, 2007 and 2008, the balance of the Group's unrecognized tax benefits, which would, if recognized, affect the Group's effective tax rate was EUR 29,409 thousand and EUR 10,125 respectively.

        During 2007 and 2008, the Group recognized within income tax expense the amount of EUR 2,861 thousand and EUR 111 thousand respectively, relating to interest. As of December 2007 and 2008, the Group's cumulative interest related to income taxes was EUR 2,861 thousand and EUR 169 thousand respectively.

        During 2008, the Bank settled its open tax years 2005 to 2007. The settlement amounted to EUR 55.4 million. In addition, during 2008, the settlement of "open" tax years of certain branches and subsidiaries amounted to EUR 5.4 million.

        The Group companies file income tax returns in the jurisdictions in which they conduct business. We do not expect the total amounts of unrecognized tax benefits to significantly change within 12 months of the reporting date.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 31:    INCOME TAX EXPENSE (Continued)

        The open tax years of the major companies of the Group are as follows:

Company	Open tax years
National Bank of Greece S.A.	2008
NBG London Branch (United Kingdom)	2007–2008
Finansbank A.S. (Turkey)	2004–2008
United Bulgarian Bank A.D.-Sofia (Bulgaria)	2005–2008
Vojvodjanska Banka A.D. Novi Sad (Serbia)	2006–2008
Banca Romaneasca S.A. (Romania)	2006–2008
National P&K Securities S.A. (Greece)	2008
NBG Asset Management Mutual Funds S.A. (Greece)	2005–2008
Ethniki Leasing S.A. (Greece)	2006–2008
Ethniki Hellenic General Insurance S.A. (Greece)	2006–2008

NOTE 32:    RELATED PARTY TRANSACTIONS

        The Group has entered into transactions with its directors, significant shareholders, and affiliates (related parties). The aggregate amount of loans to such related parties totalled EUR 87.8 million and EUR 29.4 million at December 31, 2007 and 2008, respectively. The terms extended to related parties are similar to those extended to unrelated parties. The Bank has also granted a fully collateralized loan to the Lump-Sum Benefit Plan for its employees, a post retirement benefit plan to which the Group does not pay contributions to, the outstanding balance of which was EUR 58.8 million and EUR 54.2 million on December 31, 2007 and 2008 respectively.

        In prior years we disclosed loans to the Hellenic Republic. The Hellenic Republic as at December 31, 2008 was not a related party of the Group.

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

        On November 1, 2007, the BoD of the Bank approved the issue of a further 496,500 share options under the stock options program approved by the repeat General Meeting of Shareholders on June 22, 2005. Furthermore, on November 1, 2007, the BoD of the Bank approved the issue of a further 3,014,100 share options under the stock options program approved by the second repeat General Meeting of Shareholders on June 1, 2006. On December 20, 2007, following the completion of the exercise period of the share options that were vested with the approval of the BoD, a total of 1,561,242 shares were issued, of a nominal value of EUR 5.00 and exercise price of EUR 23.80 for 1,157,667 shares and EUR 23.00 for 403,575 shares.

        The difference from the issue of shares above par value of a total amount of EUR 29,028 thousand was credited to the "additional paid-in-capital". Furthermore, the total compensation cost for 2006 derived from share options amounted to EUR 29,457 thousand and was credited to "additional paid-in-capital".

        Following the resolution of the Bank's Annual General Meeting of the Shareholders held on May 15, 2008, the Bank issued 19,067,838 new shares with a nominal value of EUR 5 per share to existing shareholders without payment, instead of additional EUR 1 dividend for the year 2007, at a ratio of four new shares for every one hundred shares owned. The difference between the current value less the issue costs of the shares and the nominal value of EUR 381,196 thousand was credited to "additional paid-in capital".

        On June 6, 2008, following the resolution of the Bank's Annual General Meeting of the Shareholders held on May 15, 2008 which approved the issue of redeemable preference shares of up to EUR 1.5 billion, the BoD of the Bank issued 25,000,000 Non-cumulative Non-voting Redeemable Preference Shares of a par value of EUR 0.30 each, which were offered in the form of American Depositary Shares in the United States, at a price of USD 25 per preference share (equivalent to EUR 16.11). The total proceeds of the offering amounted to USD 625 million or EUR 402.7 million. The annual dividend was set to USD 2.25 per Preference Share. The American Depositary Shares are evidenced by American Depositary Receipts and are listed on the New York Stock Exchange. The Preference Shares are redeemable at the option of the issuer on or after June 6, 2013, at par. If the Bank is wound up or liquidated, whether or not voluntarily, the Preference Shareholders will be entitled to receive out of our liquidation proceeds a distribution per preference share of an amount equal to the par value, before any distribution or payment may be made to holders of our ordinary shares or any other class of our shares ranking junior in respect of liquidation proceeds.

        The difference from the issue of preference shares above par value less the issue costs, of a total amount of EUR 382,775 thousand was credited to the "additional paid-in-capital".

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 33:    ADDITIONAL PAID-IN CAPITAL (Continued)

        On June 26, 2008, the BoD of the Bank approved the share capital increase by EUR 1,940 thousand through the issue of 387,970 ordinary shares of a nominal value of EUR 5.00 and exercise price of EUR 22.12 derived from the exercise of stock options under Program B. The difference from the issue of shares above par value of a total amount of EUR 6,642 thousand was credited to the "additional paid-in-capital".

        Furthermore, the total compensation cost for 2008 derived from share based payments amounted to EUR 10,503 thousand and was credited to "additional paid-in-capital".

NOTE 34:    EARNINGS PER SHARE

        Basic earnings per share is computed by dividing net income for the year attributable to ordinary shareholders after deducting dividends declared to preferred shareholders by the weighted average number of ordinary shares outstanding during the year (amounts in EUR thousand, except share and per share data).

	2006	2007	2008
Net income	858,064	1,318,791	821,424
Dividends to preference shares	—	—	(32,685)

Net income adjusted for EPS computation	858,064	1,318,791	788,739
Weighted average common shares outstanding at December 31	417,341,186	474,892,963	494,021,899
New shares relating to stock dividend (note 33)	19,067,838	19,067,838	—
Adjusted weighted average common shares outstanding	436,409,024	493,960,801	494,021,899
Dilutive shares	35,957	1,040,965	—

Adjusted weighted average common shares outstanding for dilutive earnings per share	436,444,981	495,001,766	494,021,899

Basic EPS—Income from continuing operations	1.83	2.67	1.60
Basic EPS—Net income	1.97	2.67	1.60
Diluted EPS—Income from continuing operations	1.83	2.66	1.60
Diluted EPS—Net income	1.97	2.66	1.60

        The per-share computations above reflect the additional shares relating to the stock-dividend as described in note 33.

        Common shares from stock options are not included in the computation of the dilutive EPS because their impact would be anti dilutive based on current market prices.

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

        As of December 31, 2008, the Bank had excess capital under the applicable regulatory framework. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based and Tier I risk based ratios as set forth in the table below. There are no conditions or events since December 31, 2008 that management believes have changed the Bank's compliance with capital requirements.

        The Bank's actual capital amounts and ratios are also presented in the table below (amounts are expressed in EUR thousand, except ratios):

			For Capital Adequacy Purposes
	Actual		Minimum Required
	Amount	Ratio	Amount	Ratio
As of December 31, 2008:
Total Capital	7,645,015	16.2%	3,773,468	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	6,832,099	14.5%	1,886,734	4.0%
(to Risk-Weighted Assets)
As of December 31, 2007:
Total Capital	7,269,038	17.1%	3,402,800	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	6,149,842	14.5%	1,701,400	4.0%
(to Risk-Weighted Assets)
As of December 31, 2006:
Total Capital	8,071,217	23.1%	2,792,980	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	5,568,561	15.9%	1,396,490	4.0%
(to Risk-Weighted Assets)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 35:    REGULATORY MATTERS (Continued)

        The actual capital amounts and ratios for the Group are presented in the table below (amounts are expressed in EUR thousand, except ratios):

			For Capital Adequacy Purposes
	Actual		Minimum Required
	Amount	Ratio	Amount	Ratio
As of December 31, 2008:
Total Capital	6,481,075	10.3%	5,015,689	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	6,256,592	10.0%	3,134,806	5.0%
(to Risk-Weighted Assets)
As of December 31, 2007:
Total Capital	5,426,552	10.3%	4,236,211	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	4,881,207	9.2%	2,647,632	5.0%
(to Risk-Weighted Assets)
As of December 31, 2006:
Total Capital	6,778,382	15.6%	3,480,955	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	5,377,673	12.4%	2,175,597	5.0%
(to Risk-Weighted Assets)

NOTE 36:    FAIR VALUE OF FINANCIAL INSTRUMENTS

        Effective January 1, 2008, the Group adopted SFAS 157, which provides a framework for measuring fair value under US GAAP. The Group also adopted SFAS 159 on January 1, 2008, which allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis, with changes in fair value recognized in earnings as they occur. The Group elected to adopt the fair value option for certain financial instruments on the adoption date. SFAS 159 requires that the difference between the carrying value before election of the fair value option and the fair value of these instruments be recorded as an adjustment to beginning retained earnings in the period of adoption.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 36:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The following table summarizes the impact of adopting the fair value option for certain financial instruments on January 1, 2008. Amounts shown represent the carrying value of the affected instruments before and after the changes in accounting resulting from the adoption of SFAS 159.

	Carrying amount as at January 1, 2008 prior to adoption of SFAS 159	Carrying amount as at January 1, 2008 after adoption of SFAS 159	Gain/ (loss) upon adoption of SFAS 159
	(EUR in thousands)
Net loans	1,422,485	1,472,856	50,371
Long-term debt	(181,895)	(177,750)	4,145

Pre-tax cumulative effect of adoption of the fair value option			54,516
Net change in deferred tax			(11,111)

Cumulative effect of adoption of the fair value option			43,405
Effect attributable to minority interests			3,565

Cumulative effect of adoption of the fair value option attributable to the Group			46,970

        The following information should not be interpreted as an estimate of the fair value of the entire Group. A fair value calculation is only provided for a limited portion of the Group's assets. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Group's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Group's financial instruments at December 31, 2007 and 2008:

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

        The Group considers both the credit risk of its counterparties, as well as its own creditworthiness in determining fair value OTC derivative instruments. The Group has not realized any profit or loss on revaluing fair values of derivatives to reflect counterparty or its own creditworthiness. If the Group had reflected such adjustments it would not have had a material impact on the valuations.

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

        Other borrowed funds and Long-term debt.    Fair value is estimated using market prices, or if such are not available, using a discounted cash flow analysis, based on current market rates of similar maturity debt securities.

        The carrying amount and the estimated fair value of certain financial instruments at December 31, is presented below.

	2007		2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(EUR in thousands)		(EUR in thousands)
Financial Assets:
Interest bearing deposits with banks	1,777,422	1,777,446	1,750,516	1,767,466
Held to maturity securities	—	—	130,548	132,919
Loans, net of allowance	54,427,540	54,943,425	69,234,418	69,087,589
Financial Liabilities:
Total deposits	66,872,882	66,822,922	80,522,785	80,645,571
Other borrowed funds	473,666	471,706	537,315	545,877
Long-term debt	5,425,319	5,321,106	4,385,023	4,276,566

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 36:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	Fair value measurement using
				Total asset/ liability at fair value
	Level 1	Level 2	Level 3
	(EUR in thousands)
Assets
Money market investments	13,916	226,996	—	240,912
Trading assets	1,306,632	734,958	14,999	2,056,589
Derivative assets	2,754	1,485,020	66,566	1,554,340
Securities available-for-sale	5,731,786	6,016,720	502,335	12,250,841
Loans(1)	—	1,217,420	—	1,217,420
Other assets	285,925	—	—	285,925

Total Assets	7,341,013	9,681,114	583,900	17,606,027

Liabilities
Deposits(2)	—	2,633,007	155,885	2,788,892
Derivative liabilities	34,397	1,500,150	33,268	1,567,815
Long-term debt(1)	—	155,263	—	155,263

Total liabilities	34,397	4,288,420	189,153	4,511,970

(1)
Amounts represent items for which the Group has elected the Fair Value Option under SFAS 159 (see note 15 and note 26).

(2)
Amounts represent items, which contain an embedded derivative and the Group has elected to account for at fair value through the profit and loss under the provisions of SFAS 155 "Accounting for certain Hybrid Financial Instruments—an amendment of FASB statement 133 and 140" instead of separating the embedded derivative, and items that the Group has elected the Fair Value Option under SFAS 159 (note 21).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 36:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The majority of Level 3 derivative assets and liabilities are classified as such due to the correlation between different Constant Maturity Swap ("CMS") rates, which is a significant input in the valuation. The majority of Level 3 AFS securities are classified as such due to the correlation between different CMS rates or other interest indices. These Level 3 deposits of EUR 155,885 thousand include a fair value adjustment of EUR 635 thousand.

        The table below presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2008, including realized and unrealized gains/(losses) included in earnings and OCI.

	2008
	Trading assets	Net Derivatives	Securities available- for-sale	Deposits
	(EUR in thousands)
Balance at beginning of year	76,344	(30,266)	346,840	185,163
Included in earnings	(11,911)	66,957	4,527	(7,176)
Included in OCI	—	—	(38,473)	—
Purchase, issuance and settlements	20,310	(3,393)	119,697	(22,102)
Transfer into/(out of) portfolio	(69,744)	—	69,744	—

Balance at end of year	14,999	33,298	502,335	155,885

        Gains and losses included in earnings are reported in Net trading profit/(loss), except for bonds' amortization of premium/discount which amounts to EUR 7,789 thousand for the year ended December 31, 2008 which is reported in Net interest income before provision for loan losses.

        For the year ended December 31, 2008, changes in unrealized gains/(losses) of Level 3 financial instruments still held at the reporting date amounted to EUR (15,222) thousand, EUR 48,079 thousand and EUR (7,176) thousand for trading assets, derivatives and deposits respectively.

NOTE 37:    SEGMENT INFORMATION

        As previously disclosed, there was no material difference in the basis of preparation of these financial statements nor to the basis of reporting to management. However, during the year ended December 31, 2008 these differences became material and therefore, in the current year the Group has changed its measurement basis for the reporting of segment information. The segment information for the fiscal years ended December 31, 2006, 2007 and 2008 contains information presented in conformity with International Financial Reporting Standards (IFRS).

        We measure the performance of each of our business segments primarily in terms of "profit before tax". Profit before tax and the business segment information of the Group, set forth below, is derived from the internal management reporting system used by management to measure the performance of the business segments. Unlike financial accounting, there is no authoritative body of guidance for management accounting. The business segment information, set forth below, is based on the financial information prepared in accordance with IFRS. Accordingly, the format and information is presented primarily on the basis of IFRS and is not consistent with the consolidated financial statements prepared on the basis of US GAAP. A reconciliation is provided for the total amounts of segments' total profit before tax with income from continuing operations before income tax expense.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    SEGMENT INFORMATION (Continued)

        NBG Group manages its business through the following business segments:

Retail Banking

        Retail banking includes all individual customers, professionals, small-medium and small sized companies (companies with annual turnover of up to 2.5 million euros) of the Greek operations. The Bank, through its extended network of branches, offers to its retail customers various types of deposit and investment products as well as a wide range of traditional services and products.

Corporate & Investment Banking

        Corporate & Investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Global Markets and Asset Management

        Global Markets and Asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

        The Group offers a wide range of insurance products through its subsidiary company, EH and its subsidiaries in Greece, SE Europe and Turkey.

International

        The Group's international banking activities, except Turkish operations, include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish Operations

        Following the acquisition of Finansbank, the Group's banking activities in Turkey include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits of Finansbank and its subsidiaries.

Other

        It includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinate debt, loans to NBG personnel etc.).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    SEGMENT INFORMATION (Continued)

Breakdown by business segment

12-month period ended 31 December 2006	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in thousands)
Continuing Operations
Net interest income	1,348,145	225,231	193,171	31,704	210,816	257,144	(129,361)	2,136,850
Net fee and commission income	199,208	78,793	124,294	2,685	71,889	76,416	(16,025)	537,260
Other	77,307	(22,693)	119,588	132,883	30,113	22,565	101,665	461,428

Total operating income	1,624,660	281,331	437,053	167,272	312,818	356,125	(43,721)	3,135,538

Direct costs	(599,437)	(49,698)	(58,692)	(160,284)	(182,516)	(148,692)	(124,766)	(1,324,085)
Allocated costs and provisions	(458,249)	(63,123)	(17,241)	(760)	(30,181)	(9,556)	(4,502)	(583,612)
Share of profit of associates	—	—	—	—	—	—	40,462	40,462

Profit before tax	566,974	168,510	361,120	6,228	100,121	197,877	(132,527)	1,268,303

Tax expense								(321,708)

Profit for the period from continuing operations								946,595
Discontinued operations
Profit for the period from discontinued operations								118,074

Profit for the period								1,064,669
Minority interest								(74,617)

Profit attributable to NBG shareholders								990,052

Segment assets	22,147,994	11,527,271	19,297,884	2,241,084	8,044,423	10,806,127	2,017,455	76,082,238
Tax assets								326,321

Total assets								76,408,559

Other Segment items
Depreciation, amortisation & impairment charges	24,419	927	2,614	9,911	20,651	20,832	46,805	126,159
Provision for loans impairment & advances	209,487	29,455	—	—	23,454	9,556	(4,755)	267,197

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    SEGMENT INFORMATION (Continued)

Breakdown by business segment

12-month period ended 31 December 2007	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in thousands)
Continuing Operations
Net interest income	1,733,582	292,517	33,705	36,933	358,227	747,772	(151,619)	3,051,117
Net fee and commission income	203,198	64,130	158,447	224	100,446	249,473	(3,393)	772,525
Other	13,973	(61,564)	205,823	138,147	53,190	101,173	284,826	735,568

Total operating income	1,950,753	295,083	397,975	175,304	511,863	1,098,418	129,814	4,559,210

Direct costs	(612,561)	(51,057)	(87,648)	(183,169)	(276,058)	(505,381)	(286,232)	(2,002,106)
Allocated costs and provisions	(457,838)	(83,320)	(17,191)	(382)	(49,427)	(41,319)	(21,908)	(671,385)
Share of profit of associates	—	—	(361)	423	157	—	16,991	17,210

Profit before tax	880,354	160,706	292,775	(7,824)	186,535	551,718	(161,335)	1,902,929

Tax expense								(258,808)

Profit for the period								1,644,121
Minority interest								(18,806)

Profit attributable to NBG shareholders								1,625,315

Segment assets	27,439,135	14,420,429	17,975,160	2,758,878	10,916,878	14,194,105	2,235,455	89,940,040
Tax assets								445,534

Total assets								90,385,574

Other Segment items
Depreciation, amortisation & impairment charges	18,270	735	13,737	9,899	29,651	31,058	72,930	176,280
Provision for loans impairment & advances	187,741	48,430	—	—	39,984	41,319	12,723	330,197

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    SEGMENT INFORMATION (Continued)

Breakdown by business segment

12-month period ended 31 December 2008	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in thousands)
Continuing Operations
Net interest income	1,718,379	324,967	200,908	46,097	491,677	872,623	(75,117)	3,579,534
Net fee and commission income	189,667	65,826	113,335	6,414	104,937	291,839	51	772,069
Other	1,087	(62,487)	157,643	140,826	60,701	37,399	221,287	556,456

Total operating income	1,909,133	328,306	471,886	193,337	657,315	1,201,861	146,221	4,908,059

Direct costs	(630,072)	(46,005)	(83,807)	(172,360)	(320,925)	(564,677)	(215,157)	(2,033,003)
Allocated costs and provisions	(565,018)	(86,039)	(17,528)	(561)	(95,233)	(114,750)	(29,981)	(909,110)
Share of profit of associates	—	—	(468)	595	440	—	(29,499)	(28,932)

Profit before tax	714,043	196,262	370,083	21,011	241,597	522,434	(128,416)	1,937,014

Tax expense								(352,071)

Profit for the period								1,584,943
Minority interest								(38,931)

Profit attributable to NBG shareholders								1,546,012

Segment assets	28,229,448	18,258,843	23,100,190	2,435,369	12,045,673	14,613,949	2,204,347	100,887,819
Tax assets								950,809

Total assets								101,838,628

Other Segment items
Depreciation, amortisation & impairment charges	16,820	807	7,597	9,364	28,538	40,011	87,768	190,905
Provision for loans impairment & advances	259,493	42,581	—	—	83,406	114,750	19,629	519,859

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    SEGMENT INFORMATION (Continued)

Reconciliation of Profit before tax to Income from continuing operations before income tax expense from IFRS to US GAAP for segment reporting purposes	2006	2007	2008
Profit before tax	1,268,303	1,902,929	1,937,014
Dividend paid and transactions on financial instruments classified as equity instruments under IFRS	(64,463)	(109,397)	252,706
Hedging of Interest Rate Risk and Net Investment Hedge	(10,402)	(133,589)	(885,202)
Fixed assets measurement difference	49,593	60,510	31,761
Effective Interest Rate income recognition method	(3,931)	(6,853)	(15,907)
Put and Call options on minority interests	20,136	(59,272)	(11,260)
Foreign exchange differences on AFS debt securities	23,153	9,247	(97,381)
Differences in goodwill measurement due to IFRS 1	(52,860)	—	—
Fair value option used under IFRS not available under US GAAP until January 1, 2008	(8,161)	4,016	—
Difference of equity in earnings of investees	(13,572)	11,412	8,268
Accounting differences arising on merger of subsidiaries	(47,499)	—	—
Other	(49,571)	16,286	(74,830)

	1,110,726	1,695,289	1,145,169
Minority interest under US GAAP	(96,150)	(65,007)	(81,664)

Income from continuing operations before income tax expense	1,014,576	1,630,282	1,063,505

NOTE 38:    EMPLOYEE BENEFIT PLANS

a)    Defined Contribution Plans

        In common with other large companies in Greece that are, or were, in the public sector, the employees of the Bank and certain of our subsidiaries participate in employee-managed pension schemes.

National Bank of Greece Pension Plan

        In accordance with Greek Law 3655/2008, applicable from April 2008, the Bank's main pension plan, which was a defined-contribution plan, has been incorporated into the main pension branch of the state sponsored social security fund IKA—ETAM as of 1 August 2008. Pursuant to Law 3655/2008, the Bank will contribute EUR 25.5 million into IKA—ETAM per year for 15 years starting from December 2009. This legislation also prescribes that employer contributions made by the Bank will be reduced every three years in equal increments starting from 2013 from 26,5% until they reach 13,3% for employees who joined any social security plan prior to January 1, 1993. Employer contributions for employees who joined any social security fund post January 1, 1993, will remain at 13,3%.

National Bank of Greece Auxiliary Pension Plan

        In 2005 and 2006, the Hellenic Republic passed legislation permitting bank employee auxiliary pension schemes to merge with the new Insurance Fund of Bank Employees ("ETAT"). The relevant legislation provides that, in connection with the merger of auxiliary schemes with ETAT, the relevant employer shall make a payment to ETAT solely in an amount to be determined by an independent financial report commissioned by the Ministry of Finance pursuant to this legislation. Subsequently, in

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:    EMPLOYEE BENEFIT PLANS (Continued)

April 2006 the Bank applied under Law 3371/2005, as amended, to merge its Auxiliary Pension Fund, a defined-contribution plan, into ETAT. Consequently, the Bank may have to contribute a significant amount to ETAT in relation to this merge.

        The Bank's employees' Auxiliary Pension Plan provides for defined contributions to be made by the Bank at a rate of 9% of the employee's salary. Benefits paid are determined by years of service with the Bank and the employee's final pensionable pay. Under Law 3371/2005 employees hired after 1 January 2005 are insured in the said auxiliary social security fund IKA—ETEAM. The Bank pays its contributions to IKA ETEAM since 1 May 2007.

Ethniki Hellenic General Insurance Company Benefit Plan

        As for the Bank's main pension plan, following legislation passed in April 2008, the post-retirement and health plan of EH has been incorporated into the main pension branch of the state sponsored social security fund IKA—ETAM as of 1 August 2008. Employer contributions made by EH will be reduced every three years in equal increments until they reach 13,3%. Employer contributions for employees who joined any social security fund post January 1, 1993, will remain at 13,3%.

Other Defined Contribution Pension Plans

        The London branch of the Bank and Group companies among which UBB, SABA, Ethniki Asset Management, NBGI and NBGI PE also make contributions to other defined contribution pension plans and funds for their employees.

Defined contribution health plans

        Contributions by the Bank to the National Bank of Greece Health Plan (T.Y.P.E.T.) amount to 6.25% of employees' salaries. Employees' contributions amount to 2.5% of their salaries. Additional contributions are paid for insured members of the employees' families (such as spouse that does not work and children), and are increased further in the event that the insured spouse is employed or that members of the paternal family are also insured. Contributions of retired employees amount to 4% of their pensions, while additional contributions are paid for other insured members of their families. T.Y.P.E.T. offers health benefits to employees before and after their retirement, and to insured members of their families.

        Total contributions to social security funds, state run plans and defined contribution plans for 2008 and 2007 were EUR 333.1 million and EUR 330.7 million respectively. The respective figures for the Bank were EUR 243.9 million and EUR 243.5 million respectively. As mentioned above, as of 1 August 2008, the Bank's pension plan and the pension branch of EH benefit plan were incorporated in IKA-ETAM and therefore ceased to exist as separate defined contribution plans.

b)    Plans that the Bank does not contribute to

National Bank of Greece Lump Sum Benefit Plan

        The Group does not pay contributions to the aforementioned plan. National Bank of Greece has granted a loan to the plan, the outstanding balance of which as at 31 December 2008 was EUR 54.2 million (2007: EUR 58.8 million) maturing in 2020 and bearing interest at three-month Euribor.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:    EMPLOYEE BENEFIT PLANS (Continued)

c)     Defined Benefit Plans

        The Bank and certain of its subsidiaries sponsor defined benefit post-retirement plans for their employees. The plans vary in their specific features, but most are contributory, final pay and accumulated years of service-based defined benefit plans. The funding policies vary slightly but typically include employee and employer monthly contributions. Some companies within the Group also provide termination indemnities.

        Net periodic costs for these defined benefit plans and termination indemnities include the following components which are recognised in the income statement for the periods ended:

	2006	2007	2008
	(EUR in thousands)
Service cost	11,777	14,327	11,857
Interest cost	15,310	17,688	19,066
Expected return on plan assets	(8,740)	(10,982)	(12,809)
Amortization of actuarial losses	5,298	3,536	1,132
Amortization of prior year cost	393	81	97
Costs of additional benefits	38,793	36,782	22,611
Other expense (income)	557	402	—

Net periodic pension cost	63,388	61,834	41,954

        Included in cost of additional benefits in 2006 are costs of voluntary retirement schemes of Group companies: National Management and Organization Company ("Ethnokarta") EUR 15.6 million, EH EUR 15.0 million and ASTIR Palace Vouliagmenis EUR 8.0 million, as well as small costs of additional payments to employees by Group banks UBB and Stopanska.

        Included in cost of additional benefits in 2007 are costs of voluntary retirement schemes of Group companies: EH EUR 29.5 million, the former National Management and Organization Company ("Ethnokarta") which was merged into the Bank in October 2007 EUR 5.0 million and ASTIR Palace Vouliagmenis EUR 1.4 million, as well as small costs of additional payments to employees mainly by Group banks Finansbank A.S. and Vojvodjanska.

        Included in cost of additional benefits in 2008 are costs of voluntary retirement schemes of Group companies: EH EUR 16.8 million and Vojvodjanska EUR 1.4 million.

        Weighted average assumptions used to determine the net periodic pension cost for the years ended December 31:

	2006	2007	2008
Discount rate	4.4%	4.7%	5.4%
Expected return on plan assets	6.6%	7.4%	7.2%
Rate of compensation increase	4.1%	4.6%	4.6%
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

        The aggregated funding status recognized in the consolidated balance sheet is reconciled below as follows for the years ended December 31:

	2006	2007	2008
	(EUR in thousands)
Change in pension benefit obligation ("PBO"):
PBO, beginning of year	372,109	392,106	413,441
Acquisition/Disposal of subsidiaries	8,236	5,226	—
Service cost	11,777	14,327	11,857
Interest cost	15,310	17,688	19,066
Employee contributions	6,128	7,366	7,093
Actuarial loss/(gain)	19,210	(4,109)	85,140
Adjustment for disposal and other	231	920	993
Benefits paid from the Fund	(33,773)	(25,823)	(53,624)
Benefits paid directly by the Group	(34,144)	(21,554)	(17,197)
Settlements/Terminations/Curtailments	26,763	27,259	13,737
Prior service cost arising over last period	259	35	1,563

PBO, end of year	392,106	413,441	482,069

	2006	2007	2008
	(EUR in thousands)
Change in plan assets:
Fair value, beginning of year	141,170	146,402	183,193
Actual return on assets	8,894	41,762	(94,782)
Employer contributions	24,141	13,486	26,360
Employee contributions	6,128	7,366	7,093
Expenses	(158)	—	(239)
Benefits paid	(33,773)	(25,823)	(53,624)

Fair value, end of year	146,402	183,193	68,001

        The decrease in the value of plan assets by EUR 115.2 million is mainly due to the decrease in the value of the common stock of the Bank by EUR 99 million, the price of which was down by 71.9% year on year to EUR 13.20 at December 2008. The proportion of the Bank's common stock in plan assets is explained below. The decrease in the value of common stock of the Bank was taken to Other Comprehensive Income and will be amortized over the average remaining future working life of the employees participating in the relevant plans.

        The amounts recognized in the statement of financial position at December 31 are as follows:

	2006	2007	2008
Funded status, end of year	(245,725)	(230,248)	(414,068)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:    EMPLOYEE BENEFIT PLANS (Continued)

        The weighted-average assumptions used in determining the benefit obligation of such plans at December 31 are as follows:

	2006	2007	2008
Discount rate	4.7%	5.4%	5.4%
Rate of compensation increase	4.6%	4.6%	5.3%
Pension increase	2.5%	2.5%	2.5%

        The accumulated benefit obligation as of December 31, 2007 and 2008 was EUR 330,655 thousands and EUR 378,144 thousands, respectively.

        Additional year-end information for pension plans with accumulated benefit obligations in excess of plan assets at December 31:

	2006	2007	2008
	(EUR in thousands)
Projected benefit obligation	265,269	283,145	482,068
Accumulated benefit obligation	200,912	224,828	378,144
Fair value of plan assets	49,535	54,488	68,001

        The amounts recognized in Other Comprehensive Income at December 31 are as follows:

	2006	2007	2008
	(EUR in thousands)
Net actuarial losses	77,131	28,925	215,115
Prior Service cost	467	421	1,886

        Included in Other Comprehensive Income as at December 31, 2006 is EUR 5.4 million relating to our associated company AGET Heracles, which was disposed of in April 2007.

        The estimated amounts to be amortized from accumulated other comprehensive income into net periodic benefit cost during financial year 2009 are EUR 0.2 million of prior service cost and EUR 17.8 million of net actuarial loss.

        The following table indicates actual and targeted plan asset allocation for the Group's funded defined benefit pension plans:

	2007		2008
					2009
	Amount	Proportion	Amount	Proportion
	(EUR in thousands)		(EUR in thousands)
Equity securities	137,760	75%	40,259	59%	65%–80%
Real estate	4,500	2%	4,500	7%	3%–10%
Other	40,933	23%	23,242	34%	15%–35%

Total	183,193	100%	68,001	100%

        The overall investment objective of the Group is to optimize returns at an acceptable level of risk within the requirements of the local laws, where applicable.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:    EMPLOYEE BENEFIT PLANS (Continued)

        All equity securities are the Bank's own equity securities, real estate refers to office premises occupied by the Bank, and 'other' relate to deposits and assets of deposits and assets of deposit administration fund policies issued by the Group's main insurance company EH.

        Benefit payments projected to be made from the defined benefit Pension Plans are as follows:

Benefit payments projected
(EUR in thousands)
2009	85,554
2010	30,099
2011	30,835
2012	36,178
2013	34,357
2014–2018	235,829

        The contributions expected to be paid by the Group to funded plans in 2009 are approximately EUR 23.1 million.

NOTE 39:    SHARE BASED PAYMENT

        On June 22, 2005, at a General Meeting of Shareholders, a stock option program ("Program A") was approved for the executive members of the BoD, management and staff of the Group. The maximum number of new ordinary shares to be issued under Program A was set at EUR 2.5 million and adjusted to EUR 3.5 million as a consequence of the 4 to 10 share capital increase in 2006. Program A shall last for five years and expires in 2010. The strike price shall be within the range of EUR 5 per share to 70% of the average market price thereof within the time period from January 1 of the year the options are granted until the date they can be exercised.

        At the repeat General Meeting of Shareholders on June 1, 2006, a new Group-wide stock option program ("Program B") was approved for the Bank's executive members of the BoD, management and staff of the Group. The maximum number of new ordinary shares to be issued under Program B was set at EUR 2.5 million and adjusted to EUR 3.5 million as a consequence of the 4 to 10 share capital increase in 2006. Program B shall last five years and expires in 2011. The strike price shall be within a range of EUR 5 per share to 70% of the average market price thereof within the time period from the date following the date of the General Meeting (i.e. June 1, 2006).

        On June 28, 2007 the repeat General Meeting of the Shareholders of the Bank approved a new Group-wide stock option plan ("Program C") for the Bank's executive members of the BoD, management and staff of the Group. The new Program shall last eight years and expires in 2015. The stock option must be granted up until 2010. The maximum number of new ordinary shares to issue under the Program C shall be 12 million. The maximum number of options that can be granted per year cannot exceed 1% of the total number of ordinary shares outstanding. The strike price shall be within the range of EUR 5 to 85% of the average price thereof within the time period from January 1 of the year the options are granted until October 31, of the same year. No options have yet been issued under this program.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 39:    SHARE BASED PAYMENT (Continued)

        On November 29, 2006, the BoD approved the issue of 2,992,620 share options under the Program A. The exercise price was set at EUR 23.8 per share. The fair value of the granted share options amounted to EUR 32.6 million. The vesting conditions were as follows:

  •
  15% of the options: vested immediately in 2006

  •
  35% of the options: vested in 2007

  •
  50% of the options: vested on November 30, 2008

        The vested options are exercisable between December 6 and December 15 for 2006 and between December 1 and December 10 for each subsequent year until 2010. After that date any unexercised options are cancelled. The options are forfeited if the employee leaves or is fired with cause from the Group before the options vest.

        Between December 6 and 15, 2006, 310,043 out of a maximum 448,893 vested share options, with fair value of EUR 3.4 million, were exercised. The balance of 138,850 vested share options had not been exercised by December 31, 2006. The total cash received from the exercised share options amounted to EUR 7,379 thousand, of which EUR 1,550 thousand increased common stock while the remaining the additional paid-in capital.

        On November 1, 2007, the BoD of the Bank approved the issue of an additional 496,500 share options under Program A with the same exercise price. The vesting conditions were as follows:

  •
  15% of the options vested in 2007

  •
  35% of the options vested on November 30, 2008

  •
  50% of the options will vest on November 30, 2009

        Therefore, the total shares granted under Program A amounted to 3,489,120.

        On November 1, 2007, the BoD approved the issuance of 3,014,100 share options under Program B. The exercise price was set at EUR 23.00 per share. The vesting conditions were as follows:

  •
  15% of the options: vested in 2007

  •
  15% of the options: vested on May 31, 2008

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

        Between June 1 and 10, 2008, 387,970 out of a maximum 2,134,020 vested share options were exercised. The balance of 1,746,050 vested share options has not been exercised by December 31, 2008. Furthermore, during 2008, 229,850 share options were cancelled.

        Details of the share options outstanding during the period to December 31, 2008 and December 31, 2007 are as follows:

Stock options	Balance	Weighted average exercise price	Weighted average remaining contractual term	Aggregate Intrinsic value
		(EUR)		(EUR)
Outstanding at January 1, 2008	4,613,215	23.35	—	—
Granted during the year	—	—	—	—
Cancelled during the year	(229,850)	22.39	—	—
Exercised during the year	(387,970)	22.12	—	—

Outstanding at December 31, 2008	3,995,395	22.49	2.23	—

Vested but not exercised at December 31, 2008	1,746,050	22.85	1.96	—

        The weighted average exercise price per option was EUR 23.55 and EUR 22.12 for 2007 and 2008 respectively and the weighted average remaining contractual term of options outstanding is 3.23 and 2.23 years for 2007 and 2008 respectively. As of December 31, 2008, there was EUR 3.6 million of total unrecognized compensation cost related to non vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.5 years. Due to the current financial crisis the Bank's market share price fell below the exercise price of the option so that its intrinsic value is Nil. The aggregate intrinsic value for options exercised in 2006 and 2007 was EUR 3.4 million, EUR 36.5 milliion respectively.

        No new options were granted in 2008. The weighted average fair value of the options granted in 2006 and 2007 is EUR 10.91 and EUR 17.66 respectively. The total fair value of options vested during

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 39:    SHARE BASED PAYMENT (Continued)

2007 and 2008 was EUR 20,639 thousand and EUR 19,677 thousand. This fair value was calculated using the Black-Scholes option-pricing model. The inputs into the model were as follows:

Option pricing model—Inputs	2006	2007	2008
Share price	EUR 34.62	EUR 41.00	—
Weighted Average Exercise price	EUR 23.80	EUR 23.12	—
Exercise period (years)	1.96	2.02	—
Expected volatility	20.0%	24.0%	—
Risk free rate	3.9%	4.4%	—
Expected dividend yield	2.7%	2.1%	—

        The weighted average expected volatility was determined by calculating the historical volatility of the Bank's share price over the last 18 months. Also, expected future volatility has been taken into account. The assumption for forfeitures was estimated to 5% for each year.

        The total expense recognized during 2006, 2007 and 2008 amounted to EUR 6.4 million, EUR 29.5 million and EUR 6.1 million respectively.

NOTE 40:    ACCUMULATED OTHER COMPREHENSIVE INCOME

        The components of accumulated other comprehensive income, net of taxes, comprise:

	Foreign Currency Items	Unrealized gains/(losses) on Available- for-Sale Securities	Pension liability	Accumulated Other Comprehensive Income
	(EUR in thousands)
Balance, January 1, 2006	(5,621)	36,350	(28,407)	2,322
Changes during 2006	(2,103)	(10,206)	18,589	6,280
Impact of SFAS 158	—	—	(57,337)	(57,337)

Balance, December 31, 2006	(7,724)	26,144	(67,155)	(48,735)
Changes during 2007	315,070	(38,281)	43,006	319,795

Balance, December 31, 2007	307,346	(12,137)	(24,149)	271,060
Changes during 2008	(1,032,477)	(785,324)	(150,098)	(1,967,899)

Balance, December 31, 2008	(725,131)	(797,461)	(174,247)	(1,696,839)

NOTE 41:    FOREIGN EXCHANGE POSITION

        At December 31, 2008, the EUR equivalent of the assets and liabilities, which are denominated in foreign currency, amounted to EUR 25,201,480 thousand (EUR 22,040,272 thousand for 2007 and EUR 17,585,672 thousand for 2006) and EUR 21,654,526 thousand (EUR 22,483,810 thousand for 2007 and EUR 18,526,823 thousand for 2006), respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 42:    POST BALANCE SHEET EVENTS

Plan for the support of the liquidity of the Greek economy

        In November 2008, the Greek Parliament passed Law 3723/2008 setting forth the Hellenic Republic's EUR 28 billion support plan for the liquidity of the Greek economy with the main goal of strengthening Greek banks' capital and liquidity position in an effort to safeguard the Greek economy from the adverse effects of the international financial crisis. The plan is comprised of the following three pillars:

  1.
  Up to EUR 5 billion in non-dilutive capital designed to increase Tier 1 ratios. The capital will take the form of non-transferable voting redeemable preference shares with a 10% fixed return, which must be redeemed at the issue price five years after their issuance or, at the election of a participating bank, earlier (but after July 1, 2009) with the approval of the Bank of Greece. Pursuant to decision No. 54201/B 2884 of the Minister of Economy and Finance, the banks will be required to convert the preference shares into common or another class of shares at the end of the five-year period if the redemption of the preference shares is impossible because the tier 1 capital of those banks after such redemption would be less than the level set by the Bank of Greece.

  2.
  Up to EUR 15 billion in Hellenic Republic guarantees for new borrowings (excluding interbank deposits) concluded until December 31, 2009 (whether in the form of debt instruments or otherwise) and with a maturity of three months to three years. These guarantees shall be granted to banks that meet the minimum capital adequacy requirements set by the Bank of Greece as well as criteria set forth in decision No. 54201/B 2884 of the Minister of Economy and Finance regarding capital adequacy, market share, size and maturity of liabilities and share in the mortgage and SME lending market.

  3.
  Up to EUR 8 billion in debt instruments (the maturity of which may not exceed three years) issued by the Public Debt Management Agency ("PDMA") until December 31, 2009 to participating banks meeting the minimum capital adequacy requirements set by the Bank of Greece.

    The participating banks must use the debt instruments received only as collateral for refinancing; fixed facilities from the European Central Bank; and/or interbank financing. The proceeds of liquidation of such instruments must be used to finance mortgage loans and loans to SMEs at competitive terms.

        Participating banks that utilise either the capital or guarantee facility will have to accept a government-appointed director. Such director shall be additional to the existing directors of the participating banks and will have veto power on corporate decisions both at board and shareholder assembly level pertaining to directors and senior management compensation and dividend policy. In addition, those banks will be required to limit maximum executive pay to that of the Governor of the Bank of Greece and must not pay bonuses to senior management—for as long as they participate in the Hellenic Republic bank support plan. Also, during that period, dividend payouts for those banks will be limited to up to 35% of distributable profits of the participating bank (at the parent company level). Banks participating in the program, according to Law "System of non-registered securities, provisions on capital markets, taxation issues and other provisions" which was passed in March 2009, may only distribute stock dividends, which must not be from treasury shares and may not purchase

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 42:    POST BALANCE SHEET EVENTS (Continued)

their own shares. These provisions do not apply to the dividends of preference shares issued outside of Greece by credit institutions.

        On January 7, 2009, the BoD of the Bank announced that it would participate in the Hellenic Republic bank support plan, although the Bank believes it has adequate liquidity and sound capital ratios, for the following reasons:

  •
  to maintain and source new liquidity facilities given the current dysfunctional interbank markets and the closure of senior debt and securitisation markets;

  •
  to continue to expand domestic credit in Greece as part of a coordinated effort to maintain liquidity in the Greek economy;

  •
  to increase the Bank's tier 1 capital and further strengthen the Bank's capital position; and

  •
  to remain competitive with the Bank's domestic and European competitors who participate in other European liquidity support plans.

        On January 22, 2009, an Extraordinary General Meeting of the Bank's Shareholders was held, which approved the issue of 70 million redeemable preference shares at a par value of EUR 5 each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State in accordance with the Law 3723/2008 for the Bank's participation in the part (1) of the Hellenic Republic's bank support plan. On May 21, 2009, the Bank's BoD certified that the Greek State fully covered the said issue of preferred shares. This increase was covered through the transfer to the Bank of an equal market value Greek Government Bond with a coupon rate of 6-month Euribor plus 130 basis points. On May 25, 2009, the BoD's minutes for the above mentioned certification were filed with the Ministry of Development (resolution K2-5300/Registrar of Companies). Following the above the Bank's share capital increased by EUR 350 million.

Annual General Meeting

        On June 6, 2009, the annual Ordinary General Meeting of the Bank's Shareholders, among other, approved the following:

  •
  The payment of the interim dividend in the amount of EUR 32.7 million (USD 42.2 million) to the holders of non-cumulative non-voting redeemable preference shares for the financial year ended December 31, 2008, which was authorized for payment by the BoD on November 17, 2008.

  •
  The distribution of dividends to the holders of our non-cumulative non-voting redeemable preference shares of EUR 42.2 million (USD 56.25 million), pursuant to the terms of our non-cumulative non-voting redeemable preference shares.

  •
  The payment to the above holders of EUR 8.3 million, representing the 10% withholding tax equivalent levied on dividends declared for the financial year ended on December 31, 2008, pursuant to a tax gross-up provision included in the terms of our non-cumulative non-voting redeemable preference shares and Articles of Association.

  •
  No dividends were declared to the ordinary shares, following the participation of the Bank in the Hellenic Republic bank support plan.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 42:    POST BALANCE SHEET EVENTS (Continued)

Share capital increase

        On June 18, 2009, the BoD of the Bank decided the share capital increase of the Bank by EUR 1.25 billion approximately, through the issue of 110,367,615 ordinary shares with a par value of EUR 5.00 each, with pre-emptive rights to the existing shareholders at a subscription ratio of 2 new shares for every 9 shares held, at a subscription price of EUR 11.30 for each new share.

Other

        On February 24, 2009, Finansbank sold its subsidiary Finans Malta Holdings Ltd to NBG International B.V. (a wholly owned subsidiary of the Bank), for the amount of EUR 185 million. The disposal, which is part of the NBG Group Restructuring efforts, was made at arm's length terms and no gain or loss arisen in the consolidated financial statements.

        On February 26, 2009, following the decision of the Bank to participate in the Hellenic Republic bank support plan, the Greek State appointed Mr Alexandros Makridis, economist, to represent it as an additional member of the Bank's BoD.

        On February 26, 2009, the Bank proceeded with the securitisation of receivables from a cash flow exchange agreement with the Greek State amounting to EUR 5.1 billion.

        On March 17, 2009, the Bank's BoD decided the issue of bonds amounting to EUR 500 million, guaranteed by the Greek State under the provisions of Pillar 2 of Law 3723/2008.

        On April 15, 2009 the Bank disposed of 5,954,000 own shares at a price of EUR 13.5 per share to institutional investors through an offer book.

        On 19 May 2009, the Bank established Ethniki Factors S.A., a wholly owned subsidiary company.

        On 22 May 2009, NBG Finance Plc redeemed the EUR 1.500 million Floating Rate Notes issued in May 2007.

        On June 4 2009, under the government-guaranteed short-term borrowings facility, the Bank issued EUR 500 million of floating rate notes bearing interest of three-month EURIBOR plus 0.25%, due in December 2009.

        On June 22, 2009, the Bank launched tender offers for any and all of our outstanding non-cumulative, non-voting preferred securities issued by our wholly owned subsidiary, National Bank of Greece Funding Limited, and guaranteed on a subordinated basis by the Bank. Based on the results of the tender offers, which were announced on July 6, 2009, the bank purchased approximately EUR 450 million nominal value at an aggregate cost of EUR 284 million. These tender offers create additional core Tier I capital of EUR 166 million, although Tier I capital and Total capital will be reduced by EUR 284 million.

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
  ITEM 16F CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
  ITEM 16G CORPORATE GOVERNANCE
PART III
  ITEM 17 FINANCIAL STATEMENTS
  ITEM 18 FINANCIAL STATEMENTS
  ITEM 19 EXHIBITS
SIGNATURES
INDEX TO FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS