Form 20-F
period 2009-12-31
NATIONAL BANK OF GREECE SA
filed 2010-06-30
CIK 1096061

Use these links to rapidly review the document

INDEX TO FINANCIAL STATEMENTS

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                                    to

Commission file number 001-14960

EQNIKH TRAPEZA THS ELLAΔOS A.E.
 Exact name of Registrant as specified in its charter)

NATIONAL BANK OF GREECE S.A.
 (Translation of Registrant's Name into English)

THE HELLENIC REPUBLIC
 (Jurisdiction of incorporation or organization)

86 Eolou Street
10232 Athens, Greece
(Address of principal executive offices)

Gregory Papagrigoris—Investor Relations Manager
Tel: +30 210 334 2310—Email: IR@nbg.gr
86 Eolou Street, 102 32 Athens, Greece
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

None

Number of outstanding shares of each of the Registrant's classes of capital or common stock as at December 31, 2009, the close of the period covered by the annual report:

607,041,577 Ordinary Shares of nominal value EUR 5.00 per share

25,000,000 Series A Preference Shares of a nominal value of EUR 0.30 per share

70,000,000 Redeemable Preference Shares of a nominal value of EUR 5.00 per share issued to the Hellenic Republic

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

Yes ☐        No ☒

INTRODUCTION

Information Regarding National Bank of Greece S.A. and the National Bank of Greece Group

        Historically, Greek law prohibited banks from engaging directly in financial service activities outside their traditional deposit and loan functions. Therefore, specialized financial institutions were established in Greece, each for the provision of a particular type of financial service. A Greek bank that sought to provide multiple financial services to its customers would establish several subsidiaries, each a specialized institution within the bank's integrated group of diverse financial services companies. As a consequence of this historical practice, the Greek financial services sector today is characterized by a group of specialized companies established around a principal bank. National Bank of Greece S.A. is the principal bank, around which our consolidated financial services subsidiaries are organized.

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

Currency and Financial Statement Presentation

        The NBG Group operates in many countries and earns money and makes payments in many different currencies. All references to "$", "U.S. dollars", "USD" or "US$" are to United States dollars and all references to "€", "EUR" or to "euro" are to the lawful currency introduced at the start of the third stage of the European Economic and Monetary Union in accordance with the Treaty Establishing the European Community, as amended, which was adopted by the Hellenic Republic as of January 1, 2001. All references to the "Eurozone" are to the member states of the European Union (the "EU") that have adopted the euro as their national currency in accordance with the Treaty on EU signed at Maastricht on February 7, 1992. All references to "BGN" are to Bulgarian leva, all references to "£" or "GBP" are to British pounds, all references to "RSD" are to Serbian dinars, all references to "JPY" are to Japanese yen, all references to "MKD" are to Macedonian dinars, all references to "RON" are to Romanian lei, all references to "TL" are to Turkish lira and all references to "ZAR" are to South African rand.

        Solely for convenience, this Annual Report contains translations of certain euro amounts into U.S. dollars at specified rates. These are simply convenience translations and you should not expect that a euro amount actually represents a stated U.S. dollar amount or that it could be converted into U.S. dollars at the rate suggested, or any other rate. In this Annual Report, the translations of euro amounts into U.S. dollars, where indicated, have been made at the noon buying rate for cable transfers of euro into U.S. dollars of US$1.00 = EUR 0.8153, as certified for customs by the Board of Governors of the Federal Reserve Bank of New York (the "Noon Buying Rate") on June 1, 2010. The respective Noon Buying Rates for the South African rand, Macedonian dinar, Bulgarian leva, Romanian lei, Serbian dinar and Turkish lira are: South African rand 7.6718 per US$1.00, Macedonian dinars 50.3325 per US$1.00, Bulgarian leva 1.6090 per US$1.00, Romanian lei 3.4445 per US$1.00, Serbian dinars 83.5964 per US$1.00 and Turkish lira 1.5868 per US$1.00. The table below sets out the highest and lowest exchange rate between the euro and the U.S. dollar, for each of the completed six months preceding the filing of this Annual Report:

	US$1.00= Euro
Month	High	Low
December 2009	0.7021	0.6623
January 2010	0.7160	0.6867
February 2010	0.7413	0.7151
March 2010	0.7497	0.7265
April 2010	0.7616	0.7317
May 2010	0.8181	0.7586

        The following table sets forth the average exchange rates between the euro and the U.S. dollar for each of the five years ended December 31, 2005, 2006, 2007, 2008 and 2009 and for the current annual period through June 1, 2010. The following exchange rates have been calculated using the average of the Noon Buying Rates for euro on the last day of each month during each of the past five annual periods.

Annual Period	US$1.00= Euro
2005	0.8033
2006	0.7960
2007	0.7297
2008	0.6790
2009	0.7170
2010 (up to June 1, 2010)	0.7419

Special Note Regarding Forward-Looking Statements

        This Annual Report includes forward-looking statements. Such items in this Annual Report include, but are not limited to, statements made under Item 3.D, "Risk Factors", Item 4.B, "Business Overview" and Item 5, "Operating and Financial Review and Prospects". Such statements can be generally identified by the use of terms such as "believes", "expects", "may", "will", "should", "would", "could", "plans", "anticipates" and comparable terms and the negatives of such terms. By their nature, forward-looking statements involve risk and uncertainty, and the factors described in the context of such forward-looking statements in this Annual Report, could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about the Group, including, among other things:

  •
  current macroeconomic conditions in Greece;

  •
  recent severe operating and trading conditions in global financial markets;

  •
  the financial stability of other financial institutions and the Bank's counterparties and borrowers;

  •
  deterioration in macro-economic conditions, such as the lack of liquidity in the global financial and other assets markets and the lack of availability and rising cost of credit;

  •
  the effects of regulation (including the EUR 28 billion plan to strengthen the liquidity of the Greek banking sector and economy (the "Hellenic Republic bank support plan") announced by the Hellenic Republic in October 2008) and the EUR 110 billion plan to maintain the stability of the Greek banking system agreed among the Hellenic Republic, the member states of the

    Eurozone, the European Central Bank ("ECB") and the International Monetary Fund ("IMF") in May 2001 and prospective changes in regulation in Greece and other jurisdictions where we operate;

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

ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3    KEY INFORMATION

A.    Selected Financial Data

        The following information as at, and for the years ended, December 31, 2005 through 2009 has been derived from the consolidated financial statements of the Group. These financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP") and have been audited by our principal auditors. The selected financial and operating data should be read in conjunction with Item 5, "Operating and Financial Review and Prospects", in this Annual Report and with the Group's audited U.S. GAAP financial statements and the notes thereto as at December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009 (the "U.S. GAAP Financial Statements") included elsewhere in this Annual Report.

	Year ended December 31,
	2005(2) EUR	2006(2) EUR	2007(2) EUR	2008(2) EUR	2009 EUR	2009(1) USD
	(in thousands, except per share data)
CONSOLIDATED STATEMENT OF INCOME DATA
Continuing operations
Total interest income	2,390,388	3,502,774	5,606,240	6,695,077	6,231,380	7,643,052
Total interest expense	(837,121)	(1,402,419)	(2,619,884)	(3,289,941)	(2,445,115)	(2,999,038)

Net interest income before provision for loan losses	1,553,267	2,100,355	2,986,356	3,405,136	3,786,265	4,644,014
Provision for loan losses	(225,013)	(261,603)	(190,755)	(425,537)	(998,448)	(1,224,639)

Net interest income after provision for loan losses	1,328,254	1,838,752	2,795,601	2,979,599	2,787,817	3,419,375

Non-interest income
Credit card fees	79,675	126,981	209,105	243,048	200,939	246,460
Service charges on deposit accounts	38,218	40,941	43,121	50,546	49,005	60,107
Other fees and commissions	369,730	457,269	626,485	554,161	502,140	615,896
Net trading profit/(loss)	5,933	6,369	(97,693)	(329,550)	(87,096)	(106,827)
Net gains/(losses) on sales of available-for-sale securities	119,523	116,872	129,816	8,415	(8,399)	(10,302)
Equity in earnings of investees & realized gains/(losses) on disposals	36,823	26,890	159,536	(23,730)	(27,879)	(34,195)
Income from insurance operations	616,383	733,330	834,681	852,557	990,054	1,214,343
Other income	200,488	248,631	242,829	189,119	100,736	123,557

Total non-interest income	1,466,773	1,757,283	2,147,880	1,544,566	1,719,500	2,109,039

	Year ended December 31,
	2005(2) EUR	2006(2) EUR	2007(2) EUR	2008(2) EUR	2009 EUR	2009(1) USD
	(in thousands, except per share data)
Non-interest expense
Salaries, employee benefits and voluntary early retirement schemes	893,368	1,037,474	1,420,092	1,439,415	1,557,784	1,910,688
Depreciation of premises and equipment	60,209	74,276	91,576	104,405	122,765	150,576
Amortization of intangible assets	23,898	24,404	48,235	58,073	65,260	80,044
Impairment of goodwill	16,162	52,860	11,224	4,585	—	—
Insurance claims, reserves movements, commissions and reinsurance premiums ceded	539,251	655,941	764,883	741,565	898,934	1,102,581
Summary other(3)	461,817	640,354	912,182	1,030,953	1,052,669	1,291,142

Total non-interest expense	1,994,705	2,485,309	3,248,192	3,378,996	3,697,412	4,535,031

Income from continuing operations before income tax expense	800,322	1,110,726	1,695,289	1,145,169	809,905	993,383
Discontinued operations
Income from discontinued operations before income tax expense	46,773	69,326	—	—	—	—
Net income(2)	595,819	954,214	1,383,798	903,088	589,281	722,778
Less: Net income attributable to the non-controlling interest	(40,625)	(96,150)	(65,007)	(81,664)	(62,232)	(76,330)
Net income attributable to NBG Shareholders	555,194	858,064	1,318,791	821,424	527,049	646,448
Net income per share from continuing operations
Basic(4) EPS—Net income from continuing operations attributable to NBG Shareholders	1.33	1.69	2.47	1.48	0.86	1.05
Basic(4) EPS—Net income attributable to NBG Shareholders	1.41	1.82	2.47	1.48	0.86	1.05
Diluted(4) EPS—Net income from continuing operations attributable to NBG Shareholders	1.33	1.69	2.46	1.48	0.86	1.05
Diluted(4) EPS—Net income attributable to NBG Shareholders	1.41	1.82	2.46	1.48	0.86	1.05
Cash dividends declared per ordinary share	0.60	1.00	1.00	0.40	—	—

        The number of shares as adjusted to reflect changes in capital is presented in the following table:

	Weighted average number of shares outstanding Year ended December 31,
	2005	2006	2007	2008	2009
As reported or as restated in previous year	364,861,258	436,409,024	493,960,801	494,021,899	—
As reported or as restated in current year	394,706,909	472,107,282	534,366,795	534,432,891	564,034,936

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.8153 on June 1, 2010. For information regarding the historical rates of exchange between the euro and the U.S. dollar, refer to "Introduction—Currency and Financial Statement Presentation" in this Annual Report.

(2)
Upon the adoption of SFAS 160 (now codified in ASC 810-10), "Net Income" is reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. As a result "Summary other" and "Total non-interest expense" have been retrospectively restated in 2005, 2006, 2007 and 2008 to exclude the non-controlling interest and "Income from continuing operations before income tax expense" and "Net income" have been retrospectively restated to include amounts attributable to both the parent and the non-controlling interest. The latter is retrospectively presented as an allocation of "Net income". For more details, refer to Note 3: "Summary of significant accounting policies—Recently issued accounting pronouncements" to the US GAAP Financial Statements.

(3)
"Summary other" comprises (i) occupancy expenses, (ii) equipment expenses, (iii) deposit insurance premium and (iv) other non-interest expenses, except insurance claims, reserves movement, commissions and reinsurance premia ceded.

(4)
The weighted average number of common shares takes into account the merger of the Bank with National Investment Co. in December 2005, the merger of the Bank with National Real Estate S.A. in April 2006, the rights issue of four new shares for every ten shares in June 2006, the share capital increases due to the exercise of stock options in December 2006, December 2007, May 2008 and December 2009, the bonus shares granted to employees in 2007, the stock dividend approved in 2008 and the rights issue of two new shares for every nine shares held in June 2009.

	Year ended December 31,
	2005(2) EUR	2006(2) EUR	2007(2) EUR	2008(2) EUR	2009 EUR	2009(1) USD
	(in thousands)
CONSOLIDATED BALANCE SHEET DATA
ASSETS
Cash and due from banks	1,510,972	1,863,974	4,226,768	1,540,170	1,430,381	1,754,423
Deposits with Central Bank	1,184,383	2,110,191	2,372,145	2,882,480	2,921,346	3,583,155
Securities purchased under agreements to resell	2,495,733	2,398,097	1,415,688	657,070	532,111	652,657
Interest bearing deposits with banks	1,322,015	2,272,043	1,777,422	1,750,516	3,077,953	3,775,240
Money market investments	179,073	367,653	254,034	241,257	1,239,867	1,520,749
Trading assets	8,558,662	7,374,207	6,678,634	2,056,589	3,167,740	3,885,367
Financial instruments marked to market through the profit and loss	5,104,757	5,307,946	5,692,692	—	—	—
Securities:
Available-for-sale securities, at fair value	2,627,876	4,155,066	4,550,227	12,250,841	15,740,696	19,306,631
Held to maturity securities	—	—	—	130,548	99,604	122,169
Loans	30,674,173	43,756,843	55,560,492	70,467,044	75,833,904	93,013,497
Less: Allowance for loan losses	(1,092,545)	(1,224,757)	(1,132,952)	(1,232,626)	(2,065,178)	(2,533,028)

Net loans	29,581,628	42,532,086	54,427,540	69,234,418	73,768,726	90,480,469
Assets classified as held for sale(3)	2,754,517	—	72,197	71,154	—	—
Summary other assets(4)	4,687,883	7,332,475	9,493,301	11,034,132	11,205,734	13,744,308

Total assets	60,007,499	75,713,738	90,960,648	101,849,175	113,184,158	138,825,168

LIABILITIES AND EQUITY
Total deposits	45,251,437	55,886,085	66,872,882	80,522,785	87,834,411	107,732,628
Securities sold under agreements to repurchase	2,726,817	3,037,503	3,509,525	1,757,153	4,485,440	5,501,583
Long-term debt	2,151,942	4,445,565	5,425,319	4,385,023	3,357,054	4,117,569
Liabilities classified as held for sale(5)	2,255,132	—	11,468	6,322	—	—
Summary other liabilities(6)	5,159,546	5,917,383	7,447,771	8,190,739	8,141,160	9,985,478

Total liabilities	57,544,874	69,286,536	83,266,965	94,862,022	103,818,065	127,337,258

Redeemable non-controlling interest—Temporary equity	7,189	368,954	655,236	256,208	254,499	312,154
PERMANENT EQUITY
Preferred stock, par value of EUR 0.30 and EUR 5.00 (shares authorized, issued and outstanding: 25,000,000 and 70,000,000 respectively)	—	—	—	7,500	357,500	438,489
Common stock	1,615,675	2,376,436	2,385,992	2,483,271	3,035,208	3,722,811
Additional paid-in capital	139,892	2,413,066	2,488,919	3,267,770	3,878,079	4,756,629
Accumulated other comprehensive income/(loss)	2,322	(48,735)	271,060	(1,696,839)	(1,517,127)	(1,860,821)
Treasury stock, at cost	(1,104)	(26,826)	(21,601)	(145,277)	(10,626)	(13,033)
Accumulated surplus	615,218	707,430	1,419,743	2,015,971	2,523,833	3,095,588

Total NBG shareholders' equity	2,372,003	5,421,371	6,544,113	5,932,396	8,266,867	10,139,663

Non-controlling interest	83,433	636,877	494,334	798,549	844,727	1,036,093

Total liabilities and equity	60,007,499	75,713,738	90,960,648	101,849,175	113,184,158	138,825,168

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.8153 on June 1, 2010. For information regarding the historical rates of exchange between the euro and the U.S. dollar, refer to "Introduction—Currency and Financial Statement Presentation" in this Annual Report.

(2)
Upon the adoption of SFAS 160 (now codified in ASC 810-10) and ASU 2009-04 (EITF Topic D-98), the non-controlling interest is retrospectively presented within "Permanent equity" and redeemable non-controlling interest is retrospectively presented as "Temporary equity" at the higher of the cumulative amount that would result from applying the measurement guidance in ASC 810-10 or the redemption value. For more details, refer to Note 3, "Summary of significant accounting policies—Recently issued accounting pronouncements" to the US GAAP Financial Statements.

(3)
"Assets classified as held for sale in 2005" comprise assets of NBG Canada and Atlantic Bank of New York which were disposed in February 2006 and April 2006, respectively. For 2007 and 2008 "Assets classified as held for sale" comprise assets of the warehouse section of the Group from the point it took the binding decision to dispose of the warehouse section, which was aborted due to the economic crisis.

(4)
"Summary other assets" comprises (i) equity method investments, (ii) goodwill, (iii) software and other intangibles, net, (iv) premises and equipment, net, (v) accrued interest receivable, (vi) derivative assets, and (vii) other assets (see Note 17 to the US GAAP Financial Statements).

(5)
"Liabilities classified as held for sale in 2005" comprise liabilities of NBG Canada and Atlantic Bank of New York which were disposed in February 2006 and April 2006, respectively. For 2007 and 2008 they comprise liabilities of the warehouse section of the Group, from the point it took the binding decision to dispose of the warehouse section, which was aborted due to the economic crisis.

(6)
"Summary other liabilities" comprises (i) other borrowed funds, (ii) acceptances outstanding, (iii) accounts payable, accrued expenses and other liabilities, (iv) insurance reserves and (v) derivative liabilities.

SELECTED FINANCIAL RATIOS

	Year ended December 31,
	2005	2006	2007	2008	2009
	(%)
Return on assets(1)	0.96	1.30	1.66	0.90	0.54
Return on equity(2),[nc_nb](4)	26.69	20.53	22.04	13.17	7.42
Average equity to average assets(3),[nc_nb](4)	3.33	5.65	7.19	6.24	6.46

(1)
Calculated by dividing net income (from continuing operations for the years ended December 31, 2005 and 2006) by average total assets as shown in Item 4.E, "Selected Statistical Data—Average Balances and Interest Rates".

(2)
Calculated by dividing net income attributable to NBG Shareholders (from continuing operations for the years ended December 31, 2005 and 2006) by average total NBG shareholders' equity. Average total NBG shareholders' equity is equal to the arithmetical average of total NBG shareholders' equity at the beginning and at the end of the period, these being the only dates for which the Group has calculated net equity according to U.S. GAAP.

(3)
Calculated by dividing average total NBG shareholders' equity by average total assets as shown in Item 4.E, "Selected Statistical Data—Average Balances and Interest Rates".

(4)
Upon the adoption of SFAS 160 (now codified in ASC 810-10) and ASU 2009-04 (EITF Topic D-98), the non-controlling interest is retrospectively presented within "Permanent equity" and redeemable non-controlling interest is retrospectively presented as "Temporary equity" at the higher of the cumulative amount that would result from applying the measurement guidance in ASC 810-10 or the redemption value. For more details, refer to Note 3: "Summary of significant accounting policies—Recently issued accounting pronouncements" to the US GAAP Financial Statements. Therefore, the return on equity ratio and average equity to average assets ratio have been retrospectively adjusted, accordingly.

        For exchange rate information, see "Introduction—Currency and Financial Statement Presentation".

Non GAAP measures

        This Annual Report contains references to certain measures which are not defined by US GAAP, namely "adjusted loans" and "deposits excluding interbank deposits". The Group defines "adjusted loans" as "Net loans" excluding an amortizing loan to the Greek State of €5.4 billion expiring on September 2037 (see Item 4.E, "Selected Statistical Data—Assets—Loan Portfolio"). The Group defines "deposits excluding interbank deposits" as "Total deposits" deducting "Interbank deposits" amounting to:

  •
  EUR 13,019.4 million as at December 31, 2009, EUR 12,036.3 million as at December 31, 2008, and EUR 5,181.9 million as at December 31, 2007 for banking activities in Greece;

  •
  EUR 2,887.1 million as at December 31, 2009 and EUR 419.3 million as at December 31, 2008 for international operations;

  •
  EUR 1,028.9 million as at December 31, 2009 and EUR 883.3 million as at December 31, 2008 for Turkish operations; and

  •
  EUR 16,935.4 million as at December 31, 2009 for the Group.

        The Group uses the measure "adjusted loans" to distinguish loans originated by the Group from the loan provided to the Greek State. Furthermore, the Group uses the measure "deposits excluding interbank deposits" in order to enhance the comparability of its financial performance between reporting periods, particularly in light of increased funding from ECB resulting from the pressure experienced by the Hellenic Republic in its public finances. "Adjusted loans" and "deposits excluding interbank deposits" are not financial measures determined in accordance with US GAAP and, accordingly, should not be considered as an alternative to other measures derived in accordance with US GAAP.

Dividends

        On April 27, 2006, at the Bank's General Meeting of Shareholders, the Bank's shareholders approved the distribution of a cash dividend in the amount of EUR 1.00 per share with respect to the year ended December 31, 2005. On May 25, 2007 at the Bank's General Meeting of Shareholders, the Bank's shareholders approved the distribution of a cash dividend in the amount of EUR 1.00 per share with respect to the year ended December 31, 2006. On April 17, 2008, at the Bank's General Meeting of Shareholders, the Bank's shareholders approved the distribution of a dividend in the amount of EUR 1.40 per share with respect to the year ended December 31, 2007. All shareholders received EUR 0.40 in cash. The remaining EUR 1.00 was received in the form of shares at a rate of 4 to 100 as approved at the Bank's repeat General Meeting of Shareholders on May 15, 2008.

        On June 2, 2009, the Bank's General Meeting of Shareholders approved the non-payment of dividends to ordinary shareholders as a result of the participation of the Bank in the Hellenic Republic bank support plan and the payment of dividends to preferred shareholders as follows:

  •
  The payment of the interim dividends in the amount of EUR 32.7 million (USD 42.2 million) to the holders of our non-cumulative non-voting redeemable preference shares for the financial year ended December 31, 2008, which was authorized for payment by the Board of Directors on November 17, 2008.

  •
  The distribution of dividends to the holders of our non-cumulative non-voting redeemable preference shares of EUR 42.2 million (USD 56.25 million), pursuant to the terms of our non-cumulative non-voting redeemable preference shares.

  •
  The payment to the above holders of EUR 8.3 million, representing the 10% withholding tax equivalent levied on dividends declared for the fiscal year ended December 31, 2008, pursuant to a tax gross-up provision included in the terms of our non-cumulative non-voting redeemable preference shares and Articles of Association.

        On May 21, 2010, the Bank's General Meeting of Shareholders approved the non-payment of dividends to ordinary shareholders as a result of the participation of the Bank in the Hellenic Republic bank support plan and the payment of dividends to preferred shareholders as follows:

  •
  The distribution of dividends to the holders of our non-cumulative non-voting redeemable preference shares of EUR 42.2 million (USD 56.25 million) after withholding taxes.

  •
  The distribution of dividends to the Greek State, as sole holder of the 70,000,000 preference shares issued as part of the Bank's participation in the Hellenic Republic bank support plan, of EUR 35 million in accordance with the Hellenic Republic bank support plan and the Bank's Articles of Association.

        The following tables set forth the actual dividends per ordinary share paid by the Bank for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 in respect of ordinary shareholders. For more information on how dividends are distributed see Item 8.A, "Consolidated Statements and Other Financial Information—Policy on Dividend Distributions".

Year Ended December 31,	Year of declaration and payment of dividends	Amount of dividends per share, in EUR		Amount of dividends per share, in USD(1)	Number of shares entitled to dividend(2)	Dividend payout ratio(3)
2005	2006	1.00		1.40	339,234,412	49.8%
2006	2007	1.00		1.40	475,287,219	51.7%
2007	2008	0.40	(4)	0.56	476,695,961	12.4%
2008	2009	—		—	496,151,765	—
2009	2010 (through May 21, 2010)	—		—	607,041,577	—

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.8153 on June 1, 2010.

(2)
The number of outstanding Ordinary Shares subject to dividends includes treasury shares owned by the Bank at the ex-dividend date.

(3)
Dividend payout ratio is the percentage of net profit attributable to ordinary shareholders as cash dividends during a given period. It is computed by dividing dividends declared per share by net profit attributable to NBG ordinary shareholders per share.

(4)
Dividend for the year ended 2007 was EUR 1.40 per share of which EUR 0.40 was paid in cash and the remaining EUR 1.00 was in the form of four additional shares for every 100 shares held.

        For a description of the Bank's dividend policy please refer to Item 8, "Financial Information".

B.    Capitalization and Indebtedness

        Not applicable.

C.    Reasons for the Offer and Use of Proceeds

        Not applicable.

D.    Risk Factors

        If you are considering purchasing our ordinary shares, preference shares or American Depositary Receipts ("ADRs"), you should carefully read and think about all the information contained in this document, including the risk factors set out below, prior to making any investment decision. If any of the events described below actually occur, our business, financial condition or results of operations could be materially adversely affected, and the value and trading price of our ordinary shares, preference shares or ADRs may decline, resulting in a loss of all or a part of any investment in our ordinary shares, preference shares or ADRs. Furthermore, the risks described below are not the only risks we face. Additional risk factors not currently known or which are currently believed to be immaterial may also have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to the Hellenic Republic Economic Crisis

Uncertainty resulting from the Hellenic Republic's economic crisis is having and is likely to continue to have a significant adverse impact on our business, results of operations and financial condition.

        For the financial year ended December 31, 2009, 60.2% of our total interest and non-interest income and as of December 31, 2009, 73.2% of our gross loans, were derived from our operations in the Hellenic Republic. Accordingly, the quality of our assets, our financial condition and our results of operations are heavily dependent on macroeconomic and political conditions prevailing in Greece. The Greek economy is experiencing a severe recession and the Hellenic Republic is experiencing unprecedented pressure on its public finances. As the Hellenic Republic's budget deficit for 2009 was revised to 13.6% of GDP from the EU's previous projection of 12.7% of GDP, fears of sovereign default in global financial markets led the yields of Greek government bonds to increase to levels above those seen before Greece's entry into the European Monetary Union. In addition, in April 2010 the Hellenic Republic's credit rating was lowered by Fitch Ratings Ltd ("Fitch") to BBB-, by Moody's Investors Services Limited ("Moody's") to A3 and by Standard & Poor's Financial Services LLC ("Standard & Poors") to BB+, which is below investment grade. Each of these rating agencies have placed us on a credit watch "negative" status. On June 14, 2010 Moody's further lowered its credit rating for the Hellenic Republic by four notches from A3 to Ba1, below investment grade, (see "—Our borrowing costs and liquidity levels may be negatively affected by further downgrades of the Hellenic Republic's credit rating"). The tensions relating to Greek public finance have affected the liquidity and profitability of the financial system in the Hellenic Republic and have resulted in:

  •
  lower market values for Greek government debt,

  •
  limited liquidity to the Greek banking system and a heavy, reliance on ECB funding,

  •
  increased competition for, and thus cost of, customer deposits,

  •
  limited credit extension to customers, and

  •
  an increase in the amount of non-performing loans.

        In early May 2010, the Greek government agreed to a stabilization program, jointly supported by the IMF and the member states of the Eurozone (the "IMF/Eurozone Stabilization Program"). See Item 4.B, "Business Overview—The Macroeconomic Environment in Greece—The Hellenic Republic's Economic Crisis" and Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece". The IMF/Eurozone Stabilization Program requires the Greek government to implement austerity measures corresponding to 7.5% of GDP in 2010, 4% in 2011 and 2% in 2012 and 2013. If the program is fully implemented, the Greek government expects its general government deficit to decline to 8.1% of GDP in 2010 and to below 3% of GDP in 2014. The lower deficit will in turn put the government debt as a percentage of GDP on a downward trend from an expected peak of 149% of GDP in 2013, compared to 113% in 2009.

        The IMF/Eurozone Stabilization Program also contains structural measures and policy guidelines designed to boost the country's competitiveness and improve the Hellenic Republic's potential growth rates in the medium term with a view to repaying the large debt burden. Specifically, the program requires the Greek government to implement measures intended to, among other things:

  •
  increase tax revenues,

  •
  reduce the unfunded liabilities of the pension system and the amount of expenditures on public health,

  •
  improve the flexibility of the Greek labor market, and

  •
  open up product and service markets.

For more information about the main elements of each reform and the substantial risks to the program, see Item 4.B, "Business Overview—The Macroeconomic Environment in Greece—The Hellenic Republic's Economic Crisis".

        There is considerable uncertainty as to the extent to which the IMF/Eurozone Stabilization Program's fiscal targets will be met given the direct impact on economic activity of the IMF/Eurozone Stabilization Program's austerity measures, and increasing signs of re-emerging stress in international financial markets in the second quarter of 2010. The implementation of structural reforms may also meet considerable opposition from labor unions and the general public in the Hellenic Republic.

        A failure to successfully implement the provisions of the IMF/Eurozone Stabilization Program and to attain its fiscal targets may lead the Greek Government being required to take additional austerity measures, which may lead to the termination of the financial support by the IMF and the EU, which would create the conditions for a credit event with respect to the Hellenic Republic debt.

        It remains to be seen whether the IMF/Eurozone Stabilization Program will be successfully implemented and if successfully implemented whether it will achieve its intended effects. A failure of these measures could prolong or exacerbate current macroeconomic conditions in Greece. Accordingly, the uncertainties resulting from the Hellenic Republic's economic crisis and the implementation of the IMF/Eurozone Stabilization Program, and related market reaction, have had, and continue to have, a material adverse effect on our business, results of operations and financial condition.

        Even if the Hellenic Republic successfully implements the IMF/Eurozone Stabilization Program, government debt as a percentage of GDP is projected by the IMF/Eurozone Stabilization Program to rise to 149% of GDP in 2013. It remains uncertain whether, even if the IMF/Eurozone Stabilization Program is successfully implemented, the Greek economy will grow sufficiently to ease the financing constraints of the Hellenic Republic.

        Even if the Hellenic Republic successfully implements the IMF/Eurozone Stabilization Program, any further significant deterioration of global economic conditions, including the credit profile of other EU countries, or the creditworthiness of Greek or international banks, or changes to the Eurozone, may give rise to concerns regarding the ability of the Hellenic Republic to meet its funding requirements. These concerns would:

  •
  directly impact the value of our portfolio of Greek government bonds (as of December 31, 2009, our holdings of approximately EUR 11.4 billion in Greek Government bonds represents approximately 63.0% of our bond portfolio);

  •
  severely affect our ability to raise capital and meet minimum regulatory capital requirements;

  •
  severely limit our ability to access liquidity; and

  •
  negatively affect our capital positions, results of operations and our financial condition.

Recessionary pressures stemming from the IMF/Eurozone Stabilization Program may have an adverse effect on our business, results of operations and financial condition.

        Our business activities are dependent on the level of banking, finance and financial products and services required by our customers, as well as their capacity to repay their liabilities. In particular, their levels of savings and credit demand are heavily dependent on customer confidence, employment trends, the state of the economies in countries in which we operate, and the availability and cost of funding. Recessionary pressures may have a material adverse effect on our business, results of operations and financial condition.

        The magnitude of the fiscal adjustment agreed under the IMF/Eurozone Stabilization Program is likely to have a significant effect on economic activity in the Hellenic Republic, adding to the possible negative impact arising from the sharp drop in consumer and business confidence resulting from the recent economic crisis and ongoing sizeable macroeconomic imbalances. Specifically, the program agreed with the IMF and the EU projects a decline in economic activity by 4% (in real terms) in 2010 and 2.6% in 2011, following the 2% decline in 2009. Future periods may also experience real declines in economic activity.

        Loans to businesses and households are expected to remain under considerable pressure in Greece as the sizeable downward pressure on household disposable incomes and firms' profitability from the austerity measures as well as the resulting deterioration in the business environment against a backdrop of tighter credit conditions are likely to impair further demand for loans. In addition, our customers may further significantly decrease their risk tolerance to non-deposit investments such as stocks, bonds and mutual funds, which would adversely affect our fee and commission income.

        A further weakening in the Greek economy may well occur and such a weakening would have a material adverse effect on our future results and financial condition. Market turmoil and worsening macro-economic conditions in the Hellenic Republic could materially adversely affect the liquidity, businesses and/or financial conditions of our borrowers, which could in turn further increase our non-performing loan ratios, impair our loan and other financial assets and result in decreased demand for borrowings in general and increased deposit outflows.

        In the context of continued market turmoil, worsening macro-economic conditions and increasing unemployment, coupled with declining consumer spending and business investment, the value of assets collateralizing our secured loans, including homes and other real estate, could decline significantly. Such a decline could result in impairment of the value of our loan assets or an increase in the level of non-performing loans, either of which may have a material adverse effect on our business, results of operations and our financial condition.

A sudden shortage of funds from customer deposits could cause an increase in our costs of funding and have a material adverse effect on our operating results, financial condition and liquidity prospects.

        Historically, one of our principal sources of funds has been customer deposits. Since we rely on customer deposits for a majority of our funding, if our depositors withdraw their funds at a rate faster than the rate at which borrowers repay their loans, or if we are unable to obtain the necessary liquidity by other means, we may be unable to maintain our current levels of funding without incurring higher funding costs or having to liquidate certain of our assets. In the first half of 2010, an outflow of customer deposits owing to concerns regarding the Hellenic Republic's economic crisis, as well as the Greek government's intensified usage of deposit data for tax audit purposes, has led to a decrease in customer deposits of the Bank in Greece.

        The ongoing availability of deposits to fund the Bank's loan portfolio is subject to potential changes in certain factors outside the Bank's control, such as depositors' concerns regarding either the economy in general, the financial services industry or the Bank specifically, ratings downgrades, significant further deterioration in economic conditions and the availability and extent of deposit guarantees. These factors could lead to a reduction in the Bank's ability to access customer deposit funding on appropriate terms in the future and to sustained deposit outflows, both of which would impact on the Bank's ability to fund its operation and meet its minimum liquidity requirements.

        Any loss in consumer confidence in the Bank's banking businesses, or in banking businesses generally, could significantly increase the amount of customer deposit withdrawals in a short space of time. If the Bank or its subsidiaries experience an unusually high level of withdrawals, this may have an adverse effect on the Group's results, financial condition and prospects. In extreme circumstances, unusually high levels of withdrawals could prevent the Bank or another member of the Group from funding its operations and meeting its minimum liquidity requirements. In those extreme circumstances the Bank or another member of the Group may not be in a position to continue to operate without additional funding support, which it may be unable to secure.

We are currently severely restricted in our ability to obtain funding in the capital markets and are heavily dependent on the ECB for funding and liquidity.

        Concerns relating to the impact of the economic crisis may adversely affect the Bank's credit risk profile, delay its return to the capital markets for funding, increase the cost of such funding and/or trigger additional collateral requirements in derivative contracts and other secured-funding arrangements, including the ECB.

        The severity of pressure experienced by the Hellenic Republic in its public finances has restricted the access of the Bank to the capital markets for funding, particularly unsecured funding and funding from the short-term inter-bank market because of concerns by counterparty banks. These markets are now effectively closed to all Greek banks. Since the end of 2009, maturing inter-bank liabilities have not been renewed, or renewed only at higher costs. In addition, some deposit outflows during the first months of 2010 put pressure on the liquidity position of many Greek banks. These liquidity pressures have been moderated by the ECB's announcement in May 2010 that it will accept Greek government bonds as collateral, irrespective of their rating. Accordingly, for the period of this suspension of the ECB's minimum rating requirement, Greek government bonds that meet the non-rating eligibility requirements of the ECB will be eligible as collateral for ECB liquidity operations, even though their rating may be lower than the BBB- rating issued by S&P or the Baa3 rating issued by Moody's. The ECB has not yet determined the length of the period of suspension of the rating requirement. The liquidity pressures have also been moderated by the ECB's purchase of sovereign debt in the secondary market.

        As at December 31, 2009, our ECB funding amounted to EUR 11.0 billion. Out of the collateral used in respect of our ECB funding, as at June 24, 2010 approximately EUR 0.7 billion of net funding comes from asset-backed securities and approximately EUR 4.0 billion of funding comes from covered bonds that may no longer be eligible as collateral for ECB funding operations as a result of further downgrades by Fitch and Moody's. On June 16, 2010 Moody's downgraded our covered bonds to Baa3 (see Item 5.B "Liquidity and Capital Resources"). The ratings assigned to these securities are linked to the ratings assigned to the Hellenic Republic. Accordingly, further downgrading to the ratings assigned to the Hellenic Republic would likely lead to downgrades to the ratings assigned to these securities.

        The Bank also has significant holdings of Greek government bonds and has issued a total of EUR 4.5 billion of notes that are guaranteed by the Hellenic Republic, which it uses as collateral for funding purposes, almost exclusively with the ECB since May 2010. The suspension of the ECB's minimum rating requirement in respect of Greek government bonds may end at a time when the Greek government's credit ratings make it ineligible for use in ECB liquidity operations. In any event, the amount of funding available from the ECB is tied to the value of the collateral we provide, including the market value of our holdings of Greek government bonds, which themselves may decline in response to ratings actions. If the value of our assets decline, then the amount of funding we can obtain from the ECB will be correspondingly limited. In addition, if the ECB were to revise its collateral standards or increase the rating requirements for collateral securities such that these instruments were not eligible to serve as collateral with the ECB, this could materially increase the Group's funding costs and limit its access to liquidity. Furthermore, it is unclear how long the ECB will offer unlimited access to short-term repos. In the event this is terminated, or the terms on which such access is offered change in a way which materially prejudices the Bank, this could adversely affect our access to liquidity and increase its funding costs significantly.

There are risks associated with the Bank's potential need for additional capital.

        The Bank's ability to maintain its regulatory capital ratios and those of its subsidiary regulated institutions could be affected by a number of factors, including the level of risk weighted assets. In addition, the Bank's Core Tier I ratio will be directly impacted by its after-tax results which could be affected, most notably, from greater than anticipated asset impairments.

        The Bank is required by regulators in the Hellenic Republic and other countries in which it undertakes regulated activities to maintain adequate capital. The Bank is subject to the risk of having insufficient capital resources to meet the minimum applicable regulatory capital requirements. In addition, those minimum regulatory requirements may increase in the future and/or the manner in which the existing regulatory requirements are applied may change.

        The deterioration in credit quality of the Bank's assets may exceed expectations and generate an additional regulatory capital requirement. Effective management of the Bank's regulatory capital is critical to its ability to operate its businesses, to grow organically and to pursue its strategy. Any change that limits the Bank's ability to manage its balance sheet and regulatory capital resources effectively (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk weighted assets, delays in the disposal of certain assets or the inability to syndicate loans as a result of market conditions or otherwise) or to access funding sources could have a material adverse impact on its financial condition and regulatory capital position.

        There is a risk that the Bank would be unable to raise all the capital it needs, including any additional regulatory capital the Bank requires to take account of potential losses on its loans or impairments on its assets, including its significant holdings of Hellenic Republic debt or in view of new regulatory requirements. As of December 31, 2009, Greek government bonds represented 10.1% of assets and 125.2% of total equity. If the Bank is unable to raise the requisite capital, it may be required to further reduce the amount of its risk weighted assets and engage in the disposal of core and non-core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the Group. Any failure by the Bank to maintain its minimum regulatory capital ratios could result in administrative actions or other sanctions, which in turn may have a material adverse effect on the Bank's operating results, financial condition and prospects (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece"). If the Bank is required to strengthen its capital position, it may not be possible for it to raise additional capital at an acceptable cost or at all from the financial markets or to dispose of marketable assets. That could potentially lead to further mandatory capital injections from the Greek government, which would dilute the interests of the shareholders.

The IMF/Eurozone Stabilization Program and receipt of state aid may subject the Bank to additional burdens, such as stress testing.

        Declining profitability and the possibility of operating losses in what could be a drawn-out recession risks eroding the capital bases of Greek banks. The IMF/Eurozone Stabilization Program, therefore, contains a third pillar in the form of a Financial Stability Fund (the "FSF") intended to maintain the stability of the Greek banking system by providing capital support, if a significant decline in capital buffers occurs. As a condition to providing this support, the IMF/Eurozone Stabilization Program will require critical banks to undertake stress tests to determine capital needs, as determined by shortfalls against a yet undetermined minimum level. We cannot predict at present the outcome of the stress tests which will be undertaken under the IMF/Eurozone Stabilization Program as the parameters of these stress tests have yet to be determined. If the Bank fails to pass the stress test and is required to receive such additional capital, the FSF may exercise significant control over the operations of the Bank and could have a material adverse affect on our profitability, capital management, and financial condition. The FSF is intended to be managed by independent representatives from the Bank of Greece and the Ministry of Finance and EC/ECB observers. For more information on the FSF, see Item 4.B, "Business Overview—The Macroeconomic Environment in Greece—The Hellenic Republic's Economic Crisis" and "Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece".

        The participation by the Bank in the Hellenic Republic's bank support plan, as well as any further aid received from the FSF arising from the stress tests under the IMF/Eurozone Stabilization Program, or otherwise, may be considered state aid for the purposes of EU state aid and competition rules. If so, this may require the creation of restructuring plans or other actions that the Bank is not currently able to anticipate. These plans could result in balance sheet management, including divestments of core and non-core operations or additional burdens on the Bank, which could have a material effect on our future results and financial condition.

        The capital support program under the IMF/Eurozone Stabilization Program would strengthen the core capital base of the banks in the form of preference shares convertible into ordinary shares (if a bank fails the stress tests and other financial targets in the restructuring plan). The preference shares issued under the Hellenic Republic bank support plan are also convertible in certain circumstances. Any such issuance of ordinary shares will dilute shareholders' interests in the Bank and may result in shareholders losing value.

Our wholesale borrowing costs and access to liquidity and capital have been negatively affected by a series of recent credit rating downgrades of the Bank and may be negatively affected by further downgrades.

        Since October 2009, we have experienced a series of credit ratings downgrades principally reflecting the series of downgrades in the Hellenic Republic's credit rating and the Greek economic crisis. These downgrades may continue. Any further reductions in the long-term credit ratings of the Bank could delay the Bank's return to the capital and inter-bank markets for funding and/or increase our borrowing costs. Any further reductions may also trigger additional collateral requirements in derivative contracts and other secured funding arrangements and may result in counterparties no longer being willing to enter into hedging transactions with the Bank. As a result, any further reductions in the Bank's credit ratings could adversely affect our access to liquidity and competitive position or have a negative impact on our earnings and financial condition.

Our borrowing costs and liquidity levels may be negatively affected by further downgrades of the Hellenic Republic's credit rating.

        The Hellenic Republic has recently undergone a series of credit rating downgrades, with Fitch lowering the Hellenic Republic's credit rating to BBB- (on April 9, 2010), Standard & Poor's to BB+ (on April 27, 2010) and Moody's to Ba1 with a stable outlook (on June 14, 2010), the latter two being both below investment grade. Moody's also downgraded Greece's short-term issuer rating to not-prime from Prime-1. The agencies' rationale for these downgrades was that a deepening recession and rising debt service costs would make it harder for the Hellenic Republic to meet its deficit-reduction targets. A downgrade of the Hellenic Republic's rating may occur again in the future in the event of a more drastic deterioration in public finances as a result of a poorer performance in economic activity or as a result of the measures proposed being perceived as insufficient. Accordingly, the cost of risk for the Hellenic Republic would increase further, with negative effects on the cost of risk for Greek banks and hence on their results. Historically, the Bank's credit rating has been no higher than the rating for the Hellenic Republic. Further downgrades of the Hellenic Republic could result in a corresponding downgrade in the Bank's credit rating.

        Negative sentiment surrounding the Hellenic Republic, including a further downgrade of the sovereign rating, could also further increase the debt servicing cost of the Hellenic Republic. The widening of this spread could delay the country's economic improvement by raising the borrowing costs for the banks which is then passed on to the customers, as well as result in credit rationing. This will ultimately affect the Bank's future business volumes and put additional strains on its liquidity, profitability and asset quality.

Deteriorating asset valuations resulting from poor market conditions may adversely affect our future earnings.

        The global economic slowdown and economic crisis in Greece have resulted in an increase in non-performing loans and significant changes in the fair values of our exposures. A substantial portion of our loans to corporate and individual borrowers are secured by collateral such as real estate, securities, ships, term deposits and receivables. In particular, as mortgage loans are one of our principal assets, we are currently highly exposed to developments in real estate markets, especially in Greece and, in addition, we currently have substantial exposure to certain real estate developers in Greece. From 2002 to 2007, demand for housing and mortgage financing in Greece increased significantly driven by, among other things, economic growth, declining unemployment rates, demographic and social trends, the desirability of Greece as a vacation destination and historically low interest rates in the Euro-zone. During late 2007, the housing market began to adjust in Greece as a result of excess supply and higher interest rates. In 2008 as economic growth came to a halt and the economy began to contract, retail interest rates continued to increase, housing oversupply persisted, unemployment continued to increase and demand continued to decrease, home prices began declining and mortgage delinquencies increased. Economic conditions have continued to decline in 2009 and into 2010.

        Continued decline in the general Greek economy or a general deterioration of economic conditions in any industries in which our borrowers operate or in other markets in which the collateral is located, may result in decreases in the value of collateral securing the loans to levels below the outstanding principal balance on such loans. A decline in the value of collateral securing these loans or the inability to obtain additional collateral may require us to establish additional provisions for loan losses and increase reserve requirements. In addition, a failure to recover the expected value of collateral in the case of foreclosure may expose us to losses which could have a material adverse effect on our business, financial condition and results of operations. Moreover, an increase in financial market volatility or adverse changes in the liquidity of our assets could impair our ability to value certain of our assets and exposures. Valuations in future periods, reflecting then-prevailing market conditions, may result in significant changes in the fair values of these assets and exposures. In addition, the value ultimately realized by us will depend on the fair value as determined at that time and may be materially different from the current or estimated fair value. Any of these factors could require us to recognize write-downs or realize impairment charges, any of which may adversely affect our financial condition and results of operations.

The Bank may not pay dividends to its ordinary shareholders.

        Under Greek Law 3844/2010 and Law 3756/2009, we did not pay any cash dividends to our ordinary shareholders in 2010 in respect of the 2009 financial year or in 2009 in respect of the 2008 financial year, respectively. Subsequent legislation or the issuance of preference shares to the FSF may prohibit us from paying cash dividends in subsequent years. As a result of our participation in the Hellenic Republic bank support plan, our dividends are subject to a maximum of 35% of the Bank's distributable profits (on an unconsolidated basis) for as long as the Bank participates in this plan, and any decisions regarding distribution of dividends and remuneration can be vetoed by the Hellenic Republic representative who sits on our Board and attends the General Meeting. Our participation in the Hellenic Republic bank support plan has also resulted in the issuance of fixed return preference shares to the Hellenic Republic. In addition, in June 2008, we issued 25 million non-cumulative, non-voting redeemable preference shares. Payments of dividend on these redeemable preference shares and payments of the fixed return for the preference shares issued pursuant to the Hellenic Republic bank support plan take preference over distributable profits otherwise available to our ordinary shareholders. Furthermore, as a result of the economic crisis in Greece, our profitability may decline. Consequently, we may not be able to pay cash dividends to our ordinary shareholders in 2011, and if current market conditions persist, if we continue to participate in the Hellenic Republic bank support plan or if we are required to issue preference shares to the FSF, in the near-to medium-term (see Item 8.A, "Consolidated Statements and Other Financial Information—Policy on Dividend Distributions").

Government and inter-governmental interventions aimed at alleviating the financial crisis are uncertain and carry additional risks.

        Government and inter-governmental interventions aimed at alleviating the financial crisis could lead to increased ownership and control of financial institutions by the Hellenic Republic or other entities and further consolidation in the banking sector. In the 2008 - 2009 global financial crisis, various governments responded to credit or liquidity concerns in certain banks by nationalizing or partially nationalizing those banks or putting them through a form of resolution or recapitalization process. During that period, even if banks were not fully nationalized, shareholders experienced significant dilution and loss of value.

Risks Relating to Volatility in the Global Financial Markets

We are vulnerable to the current disruptions and volatility in the global financial markets.

        Although the global economic recovery has gained momentum since the third quarter of 2009, in many economies with which Greece has strong export links, the strength of the rebound has been moderate relative to the severity of the recession. Activity remains dependent on highly accommodative macroeconomic policies and is subject to downside risks, as room for countercyclical policy measures has sharply diminished and fiscal fragilities have come to the fore. Policymakers in many advanced economies have publicly acknowledged the need to urgently adopt credible strategies to contain public debt and excessive fiscal deficits and later bring them down to more sustainable levels. The implementation of these policies may restrict economic recovery, with a corresponding negative impact on our business and results of operations.

        Concerns about sovereign credit risks have progressively intensified over the last six months, especially in the Euro area, and became more acute in early May 2010. The main trigger for the markets' reappraisal of sovereign credit risk appeared to be the Hellenic Republic's debt burden and uncertainty surrounding the prospect of agreeing on a credible fiscal support plan for the Hellenic Republic until late April 2010. In financial markets, worries surfaced first in a progressive widening of intra-Euro area government bond and sovereign credit default swap ("CDS") spreads for several Euro area issuers with large fiscal imbalances. Against a background of increasing unease over the macro/financial implications of sizeable fiscal imbalances, investors have reduced their investment in a variety of asset classes, including those in bond, stock, commodity and money markets. Continued reduction in investment flows may restrict economic recovery, with a corresponding negative impact on our business, results of operations and financial condition, including our ability to fund our operations.

        Results of operations, both in Greece and our international operations, in the past have been, and in the future may continue to be, materially affected by many factors of a global nature, including political and regulatory risks, public finances conditions; the availability and cost of capital; the liquidity of global markets; the level and volatility of equity prices, commodity prices and interest rates; currency values; the availability and cost of credit; inflation, the stability and solvency of financial institutions and other companies; investor sentiment and confidence in the financial markets; or a combination of these factors.

We are exposed to risks potentially faced by other financial institutions.

        We routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. Sovereign credit pressures may weigh on Greek financial institutions, limiting their funding operations and weakening their capital adequacy by reducing the market value of their sovereign and other fixed income holdings. These liquidity concerns have negatively impacted, and may continue to negatively impact, inter-institutional financial transactions in general. Many of the routine transactions we enter into expose us to significant credit risk in the event of default by one of our significant counterparties.

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

Risks Relating to Our Operations Outside of the Hellenic Republic

Our Turkish operations make a significant contribution to our earnings. Operating in Turkey carries certain macroeconomic and political risks.

        Turkish operations through Finansbank A.S. and its subsidiaries, as well as NBG Bank (Malta) Ltd (formerly Finansbank (Malta) Ltd), accounted for approximately 29.3% of our total interest and non-interest income and contributed EUR 412.9 million to our net income for the year ended December 31, 2009. As a result the Group is subject to operating risks in Turkey, including the following:

  •
  Turkey is a parliamentary democracy and, although stable, it is not free from political instability and domestic terrorist acts.

  •
  Military operations in the Middle East and elsewhere have increased the political and economic risks in the region. The current situation in the area may contribute to further tension. These risks may have an impact on the Turkish economy and the Group's operations in Turkey.

  •
  Since the early 1980's, the Turkish economy has undergone a transformation from a highly protected state-directed system to a more free market economy, experiencing an overall pattern of growth from 1992 to 2007. However, the Turkish economy has experienced a succession of financial crises in 2000 and 2001, as well as macroeconomic imbalances, including substantial budget deficits, significant balance of payments deficits, high inflation rates and high real interest rates. Turkey's economy is exposed to the effects of the continuing global credit difficulties, experiencing four successive quarters of deep recession between the fourth quarter of 2008 and the third quarter of 2009 after 27 quarters of strong growth. Turkey may face more financial crises, which could have a material adverse effect on Finansbank's operations.

    Turkey remains dependent on external financing. With domestic Turkish political uncertainties on the rise, ahead of anticipated constitutional reforms, and a new IMF program unlikely in the near term, we cannot rule out new turmoil in domestic Turkish financial markets and a deterioration of the macroeconomic performance. Such likelihood would increase if international market turbulence continues. These developments would have a negative impact on Finansbank's operations in Turkey.

  •
  Historically, the Turkish currency has been subject to significant volatility against the Euro and other currencies. For example, the Turkish lira depreciated by 0.3% against the Euro and appreciated by 3.2% against the US dollar between December 31, 2008 and December 31, 2009. From the Group's acquisition of Finansbank on August 18, 2006 to December 31, 2009, the Turkish lira has depreciated by 13.9% against the Euro and by 2.1% against the US dollar. These fluctuations could have a negative impact on the value of the Bank's investment in Finansbank and on the Group's overall profitability. The Group has taken steps in the past to reduce its exposure to Turkish lira exchange rate fluctuations and intends to continue to implement such programs; however, such protection may not be available on as favorable terms as have been available in the past or at all.

  •
  The Group believes the general level of macroeconomic and political risk to be higher in Turkey than in other countries whose economies and banking markets are more developed and that are already members of the EU, but the risk levels are converging. While the Group believes there is potential for substantial growth in the Turkish banking market, growth may not occur or Finansbank may be unable to benefit from that growth. Adverse macroeconomic and political events, which limit economic growth in Turkey or restrict the growth of the banking market, may adversely affect Finansbank's business and could adversely affect the Bank's business, results of operations or financial condition.

Changes in the competitive environment in Turkey may adversely affect Finansbank's business.

        Increased competition from existing competitors or from new entrants to the Turkish market could limit Finansbank's ability to grow or to maintain its market share and could cause downward pressure on margins, which could adversely affect our ability to meet our strategic objectives in Turkey.

We conduct significant international activities and are expanding in emerging markets.

        Apart from our operations in the Hellenic Republic and Turkey, we have built up substantial operations in Bulgaria, Romania, FYROM, Serbia and other developing economies. The Group's SEE operations accounted for 11.6% of our loan portfolio and 11.8% of our total interest and non-interest income as at and for the year ended December 31, 2009. Our international operations are exposed to the risk of adverse political, governmental or economic developments in the countries in which we operate. In addition, most of the countries outside the Hellenic Republic in which we operate are emerging markets where we face particular operating risks.

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

        The economic crisis in Greece may:

  •
  adversely affect the operations of our international subsidiaries, including Turkey,

  •
  increase depositors' concerns regarding the creditworthiness of the Hellenic Republic and the Bank, which may affect their willingness to continue to be customer of our international subsidiaries, and

  •
  result in local governmental intervention.

Risks Relating to Our Business

We have incurred and may continue to incur significant losses on our trading and investment activities due to market fluctuations and volatility.

        We maintain trading and investment positions in debt, currency, equity and other markets. These positions could be adversely affected by increased volatility and further dislocation in financial and other markets and the Greek sovereign debt crisis, creating a risk of substantial losses. Significant falls in perceived or actual asset values have resulted from previous market events. Increased volatility and further dislocation affecting certain financial markets and asset classes could further impact the Group's financial condition, results of operations and prospects. In the future these factors could have an impact on the mark-to-market valuations of assets in the Bank's available-for-sale ("AFS"), trading portfolios and assets and liabilities designated at fair value. These include significant holdings of Greek government bonds. In addition, any further deterioration in the performance of the assets in the Bank's AFS portfolio could lead to additional impairment losses. The AFS portfolio accounted for 13.9% of total Group assets as at December 31, 2009. Volatility can also lead to losses relating to a broad range of other trading and hedging products we use, including swaps, futures, options and structured products. For further information on market risk exposures in those portfolios, you should refer to Item 11, "Quantitative and qualitative disclosures about Market Risk—Market Risk".

Non-performing loans have had a negative impact on our operations and may continue to do so.

        Non-performing loans represented approximately 4.9% of our loans portfolio as of December 31, 2009 (of which 65.6% were Greek) (see Item 4.E, "Selected Statistical Data—Credit Quality—Non-Performing Loans, Allowance for Loan Losses, and Loan Loss Experience" and Item 5, "Operating and Financial Review and Prospects—Key Factors Affecting our Results of Operations—Non-Performing Loans"). The effect of the economic crisis, the implementation of the IMF/Eurozone Stabilization Program and negative macroeconomic conditions in the countries in which we operate, which are influenced by the economic crisis, will lead to additional non-performing loan generation during the remainder of 2010. This may result in adverse changes in the credit quality of our borrowers, with increasing delinquencies and defaults. In addition, collateral collections are more difficult in a period of economic recession and in view of existing legislation. In addition, customer behavior has been anticipating proposed legislation to restructure household debt (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece"). Future provisions for non-performing loans could have a materially adverse effect on our profitability.

Volatility in interest rates may negatively affect our net interest income and have other adverse consequences.

        Interest rates are highly sensitive to many factors beyond our control, including monetary policies and domestic and international economic and political conditions. There can be no guarantee that further events will not alter the interest rate environment. Cost of funding is especially at risk in view of our reliance on ECB funding and the tight liquidity conditions in the domestic deposit market.

        As with any bank, changes in market interest rates affect the interest rates we charge on our interest earning assets differently than the interest rates we pay on our interest-bearing liabilities. This difference could reduce our net interest income and net interest margins. Since the majority of our loan portfolio effectively reprices in five years or less, rising interest rates may also result in an increase in our allowance for loan losses if customers cannot refinance in a higher interest rate environment. Further, an increase in interest rates may reduce the demand for loans and our ability to originate loans. Conversely, a decrease in the general level of interest rates may adversely affect us through, among other things, lower net interest margins, increased pre-payments on our loan and mortgage portfolio and increased competition for deposits.

We face significant competition from Greek and foreign banks.

        The general scarcity of wholesale funding has led to a significant increase in competition for retail deposits. We also face competition from foreign banks, some of which may have resources greater than our own. This competition for deposits has intensified during the recent economic crisis in Greece. We may not be able to continue to compete successfully with domestic and international banks in the future. Furthermore, recent consolidation among banking institutions in the United States, the United Kingdom and Europe is changing the competitive landscape for banks and other financial institutions. This consolidation may extend into the Group's principal geographic markets, including Greece, and could increase competitive pressures on the Group.

The state of the political environment in the Hellenic Republic, Turkey and SEE significantly affect our performance.

        The economic and political environment in the Hellenic Republic, Turkey and in other countries in which we operate may be adversely affected by events outside our control, such as changes in government policies, EU directives in the banking sector and other areas, political instability or military action affecting Europe and/or other areas abroad and taxation and other political, economic or social developments in or affecting the Hellenic Republic, Turkey and the countries in which we operate or may plan to expand.

Applicable bankruptcy laws and other laws and regulations governing creditors' rights in Greece and various SEE countries may limit the Group's ability to obtain payments on defaulted credits.

        Bankruptcy laws and other laws and regulations governing creditors' rights vary significantly within the region that the Group operates in. In some countries, the laws offer significantly less protection for creditors than the bankruptcy regimes in Western Europe and the United States. If the current economic downturn persists or worsens, bankruptcies could intensify, or applicable bankruptcy protection laws and regulations may change to limit the impact of the recession on corporate and retail borrowers. Such changes may have an adverse effect on the Group's business, results of operations and financial condition.

Changes in consumer protection laws might limit the fees that the Group may charge in certain banking transactions.

        Changes in consumer protection laws in Greece and/or other jurisdictions where the Group has operations could limit the fees that banks may charge for certain products and services. If introduced, such laws could reduce the Group's operating income, though the amount of any such reduction cannot be quantified at this time.

Our business is subject to increasingly onerous and complex regulation.

        The Group is subject to financial services laws, regulations, administrative actions and policies in each location where it operates. All of these are subject to change, particularly in the current market environment, where there have been unprecedented levels of government intervention and changes to the regulations governing financial institutions. In response to the global financial crisis, national governments as well as supranational groups, such as the EU, have been considering significant changes to current regulatory frameworks, including those pertaining to capital adequacy and scope of banks' operations. As a result of these and other ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of our participation in any government or regulator-led initiatives, such as the Hellenic Republic bank support plan), we may face greater regulation in the Hellenic Republic, Turkey and SEE.

        Compliance with these new regulations may increase our regulatory capital requirements and costs, heighten disclosure requirements, restrict certain types of transactions, affect our strategy and limit or require the modification of rates or fees that we charge on certain loan and other products, any of which could lower the return on its investments, assets and equity. We may also face increased compliance costs and limitations on our ability to pursue certain business opportunities. These measures may be significant in their scope and may have unintended consequences for the global financial system, the Greek financial system or our business, including reducing competition, increasing general uncertainty in the markets or favoring or disfavoring certain lines of business. We cannot predict the effect of any such changes on our business, financial condition, cash flow or future prospects.

        Regulation of the banking industry in the Hellenic Republic has changed in recent years largely as a result of Greece's implementation of applicable EU directives and in response to the economic crisis in the Hellenic Republic. In addition, a number of regulatory initiatives have recently been proposed, which would significantly alter the Group's regulatory capital requirements (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece"). These proposed initiatives include:

  •
  EU Directive 2009/111/EC or CRD II (due to be implemented by December 31, 2010) will make changes to the criteria for assessing hybrid capital eligible to be included in Tier I Capital and may require the Group to replace, over a staged grandfathering period, existing capital instruments that do not fall within these revised eligibility criteria. Pending the transposition of CRD II into Greek law, there is still significant uncertainly around the interpretation and the implementation of CRD II and any transposing Greek law as it relates to the Bank.

  •
  EU Capital Requirements Directive III or CRD III (currently subject to consultation with implementation of the rules expected to occur by January 1, 2011) will introduce a number of changes in response to the recent and current market conditions, which may:

  –
  Increase the capital requirements for trading books to ensure that a bank's assessment of the risks connected with its trading book better reflects the potential losses from adverse market movements in stressed conditions;

  –
  Limit investments in re-securitizations and impose higher capital requirements for re-securitizations to make sure that banks take proper account of the risks of investing in such complex financial products;

  •
  In December 2009, the Basel Committee on Banking Supervision, in the Basel III proposal, proposed strengthening the global capital framework by, among other things:

  –
  raising the quality of the Core Tier I Capital base in a harmonized manner (including through changes to the items which give rise to adjustments to that capital base);

  –
  strengthening the risk coverage of the capital framework;

  –
  promoting the build up of capital buffers; and

  –
  introducing a global minimum liquidity standard for the banking sector (any changes are not expected to be implemented until after 2012);

  •
  In February 2010, the European Commission issued a public consultation document on further possible changes to the Capital Requirements Directive IV, or CRD IV, which is closely aligned with the above-mentioned Basel Committee proposals.

  •
  When implemented (as required by October 31, 2012), the Solvency II Directive (Directive 2009/158/EC) will alter significantly the capital structure and overall governance of the Group's life assurance business, and this may have an impact on the capital structure of the Group.

Significant uncertainty remains around the final requirements and implementation of these proposed initiatives. If certain of these measures were implemented as currently proposed, in particular the changes proposed by the Basel Committee and the CRD IV consultation document relating to the definition of and instruments that are eligible to be included within the Core Tier 1 Capital base, they would be expected to have a significant impact on the capital and asset and liability management of the Group. This in turn would be expected to have an adverse effect on the Group's results, financial condition and prospects.

        In addition, on June 16, 2010, EU officials announced their intention to publish the results of stress testing of the largest EU based banks. Neither the results of the stress tests nor the date of publication are known. Significant loss of confidence in the banking sector arising from the publication of these results could have a material adverse effect on our cost of funding and therefore, have a material adverse effect on our operations and financial condition.

        The banking regulations in Turkey are evolving in parallel to the global changes and international regulatory environment. The Group expects Turkey to adopt regulations implementing Basel II, but the timing of these regulatory changes cannot be predicted. Currently, the Group is preparing to move to the Basel II requirements in Turkey. Adopting the Basel II standardized approach will decrease the capital requirement for the retail loans; while corporate and commercial loans are expected to be adversely affected as a result of anticipated higher capital requirements. If the Group is required to make additional significant provisions or increase its reserves, as a result of potential regulatory changes, this could adversely affect its financial condition or results of operations.

Our ability to reduce staff in the Hellenic Republic is limited.

        Part of our strategy is to increase profitability by making our operations more efficient. Our ability to realize one component of this, reducing staff, is limited by Greek labor laws, our collective agreement, current employment regulation and our desire to maintain good relations with our employees. As a result, we will continue to depend on voluntary redundancies and attrition to achieve staff reductions. We will continue to assess whether we will be able to reduce our staff. However, we may not always be successful in achieving staff reductions.

The loss of senior management may adversely affect our ability to implement our strategy.

        Our current senior management team includes a number of executives that we believe contribute significant experience and expertise to our management in the banking sectors in which we operate. The continued success of our business and our ability to execute our business strategy will depend, in large part, on the efforts of our senior management. For instance, a change of government in the Hellenic Republic could lead to the departure of certain senior managers. If a substantial portion of our senior management leaves us, our business may be materially adversely affected.

We may be unable to recruit or retain experienced and/or qualified personnel.

        Our competitive position depends, in part, on our ability to continue to attract, retain and motivate qualified and experienced banking and management personnel. Competition in the Greek and other SEE banking industries for personnel with relevant expertise is intense due to the relatively limited availability of qualified individuals. To recruit qualified and experienced employees and to minimize the possibility of their departure, we provide compensation packages consistent with evolving standards in the relevant labor markets. Under the terms of the Hellenic Republic bank support plan, as currently applicable, the Bank is prohibited from paying bonuses to the members of the Board of Directors, the Chief Executive officer and any general managers and substitutes of them. Furthermore, as a result of the economic crisis, like other Greek banks we are limiting or restricting the bonuses we pay our personnel, which may inhibit the retention and recruitment of qualified and experienced personnel. However, inability to recruit and retain qualified and experienced personnel in the Hellenic Republic, Turkey and SEE, or manage our current personnel successfully, could have a material adverse effect on our business, financial condition, results of operations or prospects. This risk has increased in view of the current economic situation in Greece.

We could be exposed to significant future pension and post-retirement benefit liabilities.

        Like other large companies in the Hellenic Republic that are, or were, in the public sector, the employees of the Bank and certain of our subsidiaries participate in employee-managed pension schemes. The Bank and certain of our subsidiaries make significant contributions to these schemes. Our consolidated net liability under these plans as of December 31, 2009 was EUR 403.9 million, determined by reference to a number of critical assumptions. These include assumptions about movements in interest rates which may not be realized. Such variation may cause us to incur significantly increased liability in respect of these obligations. For more information on our current obligations under pension plans and the assumptions by reference to which they are determined, please refer to Note 39 to the US GAAP Financial Statements.

        Following legislation passed in April 2008, the Bank's main pension plan and the main pension branch of Ethniki Hellenic General Insurance S.A.'s ("EI") post-retirement and health plan, both of which are defined-contribution plans, have been incorporated into the main pension branch of the state-sponsored social security fund ("IKA—ETAM"). Pursuant to this legislation, the Bank will contribute into IKA—ETAM EUR 25.5 million per year for 15 years from December 2009.

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

        In addition, the IMF/Eurozone Stabilization Program anticipates further reforms to pensions. These developments, as well as future interpretations of existing laws and any future legislation regarding pensions and pension liabilities or other post-retirement benefit obligations, including those under the IMF/Eurozone Stabilization Program may increase the liability of the Bank or its subsidiaries with respect to pension and other post-retirement benefit plan contributions to cover actuarial or operating deficits of those plans.

The Greek banking sector is subject to strikes.

        Most of the Bank's employees belong to a union and the Greek banking industry has been subject to strikes over the issues of pensions and wages. Bank employees throughout the Hellenic Republic went on strike for three days in 2009. Bank employees have gone on strike four days thus far in 2010 (up to May 31, 2010), largely to express their opposition to the new austerity measures implemented in light of the IMF/Eurozone Stabilization Program. Greek bank unions in general participate in general strikes which have increased. Prolonged labor unrest could have a material adverse effect on the Bank's operations in the Hellenic Republic, either directly or indirectly, for example on the willingness or ability of the government to pass the reforms necessary to successfully implement the IMF/Eurozone Stabilization Program.

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

  •
  Credit Risk.  Credit risk is the risk of financial loss relating to the failure of a borrower to honor its contractual obligations. Credit risk arises in lending activities and also in various other activities where we are exposed to the risk of counterparty default, such as our trading, capital markets and settlement activities. Counterparty default can be caused by a number of reasons, which we may not be able to accurately assess at the time it undertakes the relevant activity. Credit risk has increased in the period since September 2007. Furthermore, the database that monitors defaulting customers across the banking system in the Hellenic Republic, commonly known as "Tiresias", does not monitor aggregate amounts of non-defaulted loans outstanding to a debtor. The Credit Bureau services of Teiresias are expanding and a database for non-defaulted loans is in the process of being set up but is still not complete.

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

  •
  Liquidity Risk.  The inability of any bank, including the Bank, to anticipate and provide for unforeseen decreases or changes in funding sources could have consequences on the bank's ability to meet its obligations when they fall due. The severity of pressure experienced by the Hellenic Republic in its public finances has restricted the access to markets for the Bank, which currently relies almost entirely on the ECB. See "—Risks Relating to the Hellenic Republic Economic Crisis—We are currently severely restricted in our ability to obtain funding in the capital markets and we are heavily dependent on the ECB for funding and liquidity".

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

        Although the Bank believes that its risk management and risk mitigation policies are adequate, continuing volatility as a result of market forces out of our control could cause the Bank's liquidity position to deteriorate. Such deterioration would increase funding costs and limit the Bank's capacity to increase its credit portfolio and the total amount of its assets, which could have a material adverse effect on the Bank's business, financial condition or results of operations.

Our hedging may not prevent losses.

        If any of the variety of instruments and strategies that we use to hedge our exposure to various types of economic risk in our businesses is not effective, we may incur losses. Many of our strategies are based on historical trading patterns and correlations. Unexpected market developments therefore may adversely affect the effectiveness of our hedging strategies. Moreover, we do not hedge all of our risk exposure in all market environments or against all types of risk. In particular, we are exposed to Turkish lira fluctuations and do not always hedge this exposure. In addition, we are exposed to the sovereign credit risk of the Hellenic Republic which we do not hedge.

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

The Hellenic Republic and state-related entities may have an important influence on the Bank.

        In addition to representation on the Board of Directors as a result of our participation in the Hellenic Republic bank support plan, and any direct holding of our ordinary shares it may acquire, the Hellenic Republic may exercise a degree of indirect influence on us, through certain state-related entities (primarily pension funds, most of whose boards of directors are appointed by the Hellenic Republic). As of June 9, 2010, domestic pension funds owned approximately 16.5% of our share capital, and other domestic public sector related legal entities and the Church of Greece owned approximately 7.5%.

        If there is not a full voting participation by all of our shareholders at a given shareholders' meeting, these state-related entities, despite holding a non-controlling level of our total shares, may have a voting majority at such meeting (see Item 7.A, "—Major Shareholders—State Interests").

        There is a risk that the Hellenic Republic might seek to exert influence over the Group.

        The Hellenic Republic directly owns all 70 million non-transferable redeemable preference shares issued under the capital facility of the Hellenic Republic bank support plan. This direct stake in the Bank endows the Hellenic Republic with voting rights at the general meeting of preferred shareholders and requires the inclusion of a government-appointed representative on our Board, who attends the general meeting of ordinary shareholders of the Bank (the "General Meeting"). This representative has the ability to veto actions relating to the distribution of dividends and the remuneration of certain of the Bank's directors and senior management in certain circumstances (see Item 4.B, "Information on the Company—Business Overview—Regulation and Supervision of Banks in Greece—Plan for the Support of the Liquidity of the Greek Economy").

        If economic conditions do not improve or continue to deteriorate or if the financial position of the Group deteriorates, further government or inter-governmental intervention may take place through the FSF. Any further government or inter-governmental intervention, including through the FSF, may have a material adverse effect on the interest of other holders of our securities, on results of operation and financial conditions. Capital shares issued under the FSF will provide it with significant management powers see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece".

        Furthermore, the Hellenic Republic also has interests in other Greek financial institutions and an interest in the health of the Greek banking industry and other industries generally, and those interests may not always be aligned with the commercial interests of the Group or its shareholders. An action supported by the Hellenic Republic may not be in the best interests of the Group or its shareholders generally.

Our loan portfolio may not continue to grow at its historical rate.

        Recent growth in our loan portfolio has been driven, in part by the expansion of our branch network. We may not be able to achieve similar rates of loan portfolio growth in the future. Furthermore, there are a limited number of high credit quality customers to whom banking services may be provided in our target markets. The pace of our loan portfolio growth may be constrained by, among other factors, the health of the Greek economy in light of the economic crisis and the IMF/Eurozone Stabilization Program and our ability to increase lending volumes to customers that meet its credit quality standards. If we are unable to further expand our loan portfolio in general and/or our customer base in particular, we may not generate sufficient interest income to offset any decline in net interest margins, which could have a material adverse effect on our business, financial condition and results of operations.

We could be subject to additional taxes.

        At the European Council Summit held on June 17, 2010, representatives agreed that Member States should introduce a system of levies and taxes on financial institutions to promote a the equitable distribution of the costs of the global financial crisis. Such initiatives could subject the Group to additional taxes.

Risks Relating to the Markets

Exchange rate fluctuations could have a significant impact on the value of our shares.

        The market price of our shares traded on the Athens Exchange ("ATHEX") is denominated in euros. Fluctuations in the exchange rate between the euro and other currencies may affect the value of the Bank's shares in the local currency of investors in the United States and other countries that have not adopted the euro as their currency. Additionally, any cash dividends on our ordinary shares are paid in euros and, therefore, are subject to exchange rate fluctuations when converted to an investor's local currency, including U.S. dollars.

The ATHEX is less liquid than other major exchanges.

        The principal trading market for our ordinary shares is the ATHEX. The ATHEX is less liquid than other major stock markets in Western Europe and the United States. As a result, shareholders may have difficulty assessing the past performance of the shares based on our prior trading record on the ATHEX. In 2009, the average daily trading value on the ATHEX was approximately EUR 204 million, while in the first five months of 2010 it was approximately EUR 202.6 million. In comparison, the average daily trading value on the London Stock Exchange was approximately GBP 12.6 billion in 2009.

        As at December 31, 2009, the aggregate market value of all shares listed on the ATHEX was approximately EUR 81.6 billion, while as at May 31, 2010 it was approximately EUR 60.5 billion. The market value of our ordinary shares listed on the ATHEX on December 31, 2009 and May 31, 2010 was EUR 11.0 billion and EUR 6.1 billion, representing approximately 13.2% and 10.2%, respectively, of the capitalization of all companies listed on the ATHEX. We cannot make assurances about the future liquidity of the market for our shares.

Our share price has been, and may continue to be, volatile.

        The market price of our shares has been subject to significant volatility in the past, and could be subject to wide fluctuations in response to numerous factors, many of which are beyond our control. These factors include the following:

  •
  The overall condition of the Greek economy and budget deficit;

  •
  The condition of the Turkish and other economies in which we do business;

  •
  The perceived stability of the European Monetary Union;

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

  •
  Conditions and trends in the banking sector in Greece and elsewhere in Europe; and

  •
  The general state of the securities markets (with particular emphasis on the Greek, Turkish, other SEE and financial services sectors).

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

        Holders in the United States of the Bank's Ordinary Shares and American Depositary Shares evidenced by American Depositary Receipts ("ADRs") may not be able to exercise pre-emptive rights for any such offering of shares unless a registration statement under the U.S. Securities Act of 1933, as amended ("Securities Act") is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement with respect to any future offering will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling US holders of Ordinary Shares and ADRs to exercise their pre-emptive rights and any other factors we may consider appropriate at the time.

        If holders in the United States of the Bank's Ordinary Shares and ADRs are not able to exercise pre-emptive rights granted in respect of their shares in any rights offering by us then they might not receive the economic benefit of such rights. In addition, their proportional ownership interests in the Bank will be diluted.

ITEM 4    INFORMATION ON THE COMPANY

A.    History and Development of the Company

History and Development of the NBG Group

        National Bank of Greece S.A. was founded in 1841 and incorporated as a société anonyme pursuant to Greek law. Our current corporate form will expire on February 27, 2053, but may be further extended by a shareholder resolution passed at the General Meeting. The Bank's headquarters and our registered office are located at 86 Eolou Street, 10232 Athens, Greece. The telephone number of the Bank is (+30) 210 334 1000. The Bank's agent for service of process in the United States is Corporation Service Company, 1133 Avenue of the Americas, Suite 3100, New York, NY 10036.

        The Bank has operated a commercial banking business for 169 years. Since our founding, our business has expanded to become a large, diversified financial services group that today comprises the Group. As part of our diversification, the Bank founded EI in 1891. Until the establishment of the Bank of Greece as the central bank of Greece in 1928, the Bank, in addition to commercial banking activities, was responsible for issuing currency in Greece.

Acquisitions, Capital Expenditures and Divestitures

        In 2006, we undertook our largest international acquisition to date. On August 18, 2006, we acquired 46% of the ordinary shares and 100% of the founder shares in Finansbank, a commercial and retail bank in Turkey, from Fiba Holding A.S., Fina Holding A.S., Girisim Factoring A.S. and Fiba Factoring Hizmetleri A.S. (together, the "Fiba Sellers") for a consideration of US$2,323 million and US$451 million for ordinary shares and founder shares, respectively. In order to finance our acquisition of Finansbank, we increased our share capital through a rights issue in July 2006 by payment in cash with preemptive rights to our existing shareholders at a ratio of four new shares for every ten shares. The Fiba Sellers retained a residual stake of 9.68% in the ordinary share capital of Finansbank, which was subject to a call option exercisable by us, and a put option (to us) exercisable by the Fiba Sellers for a period of two years commencing on the second anniversary of the initial acquisition. As a result of Turkish capital markets legislation, the Bank made a mandatory offer to the minority shareholders of Finansbank. During the mandatory tender offer period between January 8 and January 29, 2007, the Bank acquired a further 43.44% of Finansbank's outstanding ordinary shares, for a consideration of EUR 1,733 million, through the Istanbul Stock Exchange ("ISE"). On April 5, 2007, we disposed of 5% of Finansbank's share capital to the International Finance Corporation ("IFC"). This shareholding remains subject to a call option exercisable by us, and a put option (to us) exercisable by the IFC within seven years. Following the completion of the mandatory tender offer and the sale of shares to the IFC, we have proceeded to acquire further outstanding ordinary shares in Finansbank. On August 19, 2008, we accepted the proposal of Fiba Holding to acquire the remaining shares of Finansbank held by the Fiba Sellers (9.68%). The exercise price was determined in accordance with the agreement and amounted to US$697 million. Currently we hold 94.795% of Finansbank's outstanding share capital (a 5% stake held is by the IFC and subject to the put and call options). Non-controlling interests ("NCI") that are subject to put options held by third parties are accounted for as described in Note 3 to the U.S. GAAP Financial Statements.

        In January 2006, following a decision of the Board of Directors of the Bank dated December 20, 2005, we participated in the share capital increase of Banca Romaneasca. Pursuant to the share capital increase, which was completed in February 2006, 122.5 million new shares were issued, and the Bank held 194.4 million shares, representing 98.9% of the total number of shares. The Bank paid about EUR 60.4 million in relation to the share capital increase.

        In February 2006 we disposed of our subsidiary NBG Canada, and in April 2006 we disposed of our subsidiary Atlantic Bank of New York, in line with our strategy to diversify away from mature markets and focus on emerging markets.

        On February 22, 2006, Group companies EI and United Bulgarian Bank A.D. ("UBB") agreed with American International Group ("AIG") to establish a life insurance company and a general insurance company in Bulgaria. Based upon this agreement, EI and UBB each own 30% of the share capital of the two new companies, while the remaining 40% and the management of the companies is held by American Life Insurance Company and AIG Central Europe & CIS Insurance Holdings Corporation. The total share capital of the life insurance company was set at BGN 6 million (EUR 3.1 million) and for the general insurance company at BGN 5.4 million (EUR 2.8 million).

        On September 12, 2006, we entered into an agreement with the Republic of Serbia for the acquisition of 99.4% of the share capital of Vojvodjanska Banka a.d. Novi Sad ("Vojvodjanska") for a total cash consideration of EUR 360 million. The acquisition was effected on December 31, 2006. Pursuant to the acquisition agreement, we deposited a further EUR 25 million in an escrow account to set off certain expected recoveries from Vojvodjanska's fully provided non-performing loan portfolio until December 2007. The recoveries as at December 31, 2007 amounted to EUR 7.7 million, which have been offset by a payment to the Republic of Serbia out of the escrow account. As a result, the cost of the acquisition of Vojvodjanska and net assets at acquisition have been increased by this amount.

        From December 11, to December 25, 2006, the Bank via a mandatory tender offer acquired 191.2 million shares of Finans Finansal Kiralama ("Finans Leasing"), corresponding to 2.55% of its share capital and 72.3 million shares of Finans Investment Trust corresponding to 5.3% of its share capital. The total consideration paid amounted to EUR 4.2 million and EUR 0.6 million respectively. In 2010, the Bank notified Turkey's Capital Markets Board ("CMB") of its intention to launch a public tender offer to buy the 38.18% in Finans Leasing that the Bank does not already own, following recent Administration Court and Turkey's CMB decisions. If all shareholders accept the offer, then that may result in an aggregate payment of TL 114.4 million (EUR 59.3 million).

        On March 21, 2007, we acquired 100% of P&K Investment Services S.A., a large Greek investment services company, from its selling shareholders ("P&K Sellers"), for a consideration of EUR 48.7 million, EUR 43.9 million of which was paid to the P&K Sellers upon closing. The remaining consideration was released to the P&K Sellers on March 21, 2010, conditional on the attainment of key targets set out in the pre-agreed business plan. On May 10, 2007, P&K Investment Services S.A. disposed of its subsidiary P&K Mutual Fund Management S.A. to Millennium Bank S.A. for EUR 1.7 million. In May 2007 we merged our wholly-owned subsidiaries P&K Securities S.A. and National Securities S.A. to create National P&K Securities S.A. The Greek Ministry of Development approved the merger on December 14, 2007. On May 20, 2010, National P&K Securities S.A. was renamed to National Securities S.A.

        On April 19, 2007, we signed an agreement for the disposal of our shareholding in AGET Heracles to its majority shareholder Lafarge Group. Pursuant to this agreement, we disposed of 18,480,899 shares, representing 26% of the share capital of AGET Heracles. This disposal was consistent with our stated strategy to focus on our core banking activities and exit from non-financial participations. The sale price was agreed at EUR 17.40 per share, or EUR 321.6 million in total and was in line with the average closing price of the last 30 trading days preceding the transaction.

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

        On May 30, 2007, the Bank acquired from TBIF Financial Services BV 100% of the share capital of TBI Lizing d.o.o., a leasing company in Serbia, for EUR 2.5 million, and renamed to NBG Leasing d.o.o. Belgrade.

        On September 3, 2007, NBG Leasing d.o.o Belgrade established a 100% owned subsidiary, NBG Services d.o.o. Belgrade, with approved capital of RSD 756,000.

        On September 24, 2007, we announced a voluntary takeover bid in cash of EUR 5.50 per share for the 23.08% of the share capital of EI held by minority shareholders. As at December 31, 2007, we held 100% of the share capital of EI. On January 14, 2008, at an Extraordinary General Meeting, EI shareholders approved the filing with the Hellenic Capital Markets Commission ("HCMC") for de-registration of the company's shares from the ATHEX, and on February 7, 2008, de-registration was approved.

        In October 2007, we exercised our minority buy-out option for Vojvodjanska and through a public tender offer acquired 1,727 common shares at a price of RSD 70 per share. After this share purchase, we became the sole shareholder of Vojvodjanska and delisted its shares from the Belgrade Stock

Exchange on November 28, 2007. On November 14, 2007, we proposed a share capital increase of Vojvodjanska of EUR 53 million, which was completed on December 19, 2007. On November 19, 2007, we proposed the merger of the Vojvodjanska with NBG Beograd through absorption of the latter by the former. The merger was approved by the Central Bank of Serbia on February 5, 2008 and was completed on February 14, 2008.

        Beginning on April 21, 2008, we acquired 8,604,000 shares in the Hellenic Postal Savings Bank through on-exchange share purchases over the ATHEX. The shares acquired correspond to a 6.05% shareholding in Hellenic Postal Savings Bank. Together with the 816,000 Hellenic Postal Savings Bank shares (a 0.57% shareholding) already owned by the Bank, our total shareholding in Hellenic Postal Savings Bank corresponds to 6.62%. Total consideration amounted to EUR 115.1 million.

        On July 16, 2008, the Bank disposed of its 30% participation in Siemens Enterprise Communications S.A. The agreed total consideration amounted to EUR 11.4 million.

        On May 19, 2009, the Bank established Ethniki Factors S.A., a wholly owned subsidiary. For more information see Item 4.B, "Business Overview—Banking activities in Greece—Corporate and Investment Banking—Factoring".

        On June 8, 2009, Finansbank established Finans Faktoring Hizmetleri A.S. ("Finans Factoring"), a wholly owned subsidiary. For more information see Item 4.B, "Business Overview—Banking Activities outside of Greece—Turkish Operations—Finansbank Subsidiaries—Finans Factoring".

        On June 30, 2009, NBG Luxemburg Holding S.A. and NBG Luxfinance Holding S.A. were merged, through the absorption of the latter by the former. The new company was renamed to NBG Asset Management Luxemburg S.A. There was no impact on the consolidated financial statements from this merger.

        On July 31, 2009, the Bank and TOMI S.A. of ELLAKTOR Group entered into a private agreement to acquire joint control of AKTOR FM, through the Bank's acquisition of a non-controlling interest in AKTOR FM. On January 18, 2010, the Bank acquired 53,846 new ordinary registered shares at their nominal value of EUR 3.00 each, paying a consideration of EUR 161.5 thousand in cash and currently owns 35% of the share capital.

        On July 15, 2009, the Bank participated with 21.83% in Pyrrichos Real Estate S.A., a newly established company active in real estate management. The initial cost of investment amounted to EUR 432 thousand.

        In 2009, Finansbank participated with 33.33% in Bantas A.S, a newly established company active in cash transfer and security services. The initial cost of investment amounted to EUR 371 thousand.

        On October 16, 2009, UBB established UBB Factoring E.O.O.D., a wholly owned subsidiary of UBB.

        On January 14, 2010, the Extraordinary General Meeting of the Bank approved the contribution of real estate property of the Bank with a carrying amount of EUR 168.4 million to a real estate investment company under the name "NBG Pangaea Real Estate Investment Company" ("NBG Pangaea").

        The table below sets out the Group's principal items of capital expenditure for 2007, 2008 and 2009:

	Year ended December 31,
Type of Capital Expenditure	2007		2008		2009
	(EUR in thousands)
Interests in other companies	2,473.5	(1)	1,241.5	(2)	299.7	(3)
Information technology and other electronic equipment	30.8		58.8		70.8
Land and buildings	45.3		78.5		41.1
Leasehold improvements	32.8		20.8		27.5
Furniture, fixtures, machinery and vehicles(4)	201.5		178.0		144.3

Total	2,783.9		1,577.6		583.4

(1)
Principally representing the further acquisition of Finansbank, the acquisition of P&K Investment Services, the participation in Vojvodjanska's capital increase and the acquisition of 100% of EI.

(2)
Principally representing the participation in the share capital increase of EI and CPT Investments and the establishment of and participation in NBG Finance (Dollar) Plc.

(3)
Principally representing the participation in the share capital increase of EI and NBG International Holdings B.V. and the establishment of and participation in Ethniki Factors S.A.

(4)
"Furniture, fixtures, machinery and vehicles" domestically and abroad also include other capital expenditures that mainly relate to assets under construction and assets under operating leasing.

        Also, as part of a strategy to streamline our operations, we continue to divest non-core equity investments and real estate that are unrelated to our principal financial services businesses and to commit the released resources to more profitable activities.

        The table below sets out the Group's principal divestitures for 2007, 2008 and 2009.

	Year ended December 31,
Type of Divestiture	2007	2008	2009
	(EUR in millions)
Investments(1)	322.6	15.5	17.9
Real estate(2)	125.1	79.0	21.0

(1)
During 2007, the Group disposed of its participation in AGET Heracles for EUR 320.7 million, its subsidiary P&K Mutual Funds Management S.A. for EUR 1.7 million and other smaller disposals of EUR 0.2 million. During 2008, the Bank disposed of its participation in Siemens Enterprise Communications S.A. for EUR 11.4 million and its 20.23% associate Hellenic Countryside S.A. for EUR 3.5 million. During 2009 the Group disposed of a 20% of its participation in Social Securities Funds Management S.A. reducing its participation from 40% to 20% for a consideration of EUR 1.3 million and disposed of its investment in Phosphoric Fertilizers Industry S.A. for a consideration of EUR 18.9 million, EUR 2.6 million of which has been deposited in an escrow account to set off contingent liabilities.

(2)
Represents disposals of real property that was acquired by the Group primarily through foreclosure proceedings, as well as real estate previously used by Group companies. These properties were located primarily in Greece.

B.    Business Overview

Introduction

        We are the largest financial institution in Greece by market capitalization, holding a significant position in Greece's retail banking sector, with more than 11 million deposit accounts, more than three million lending accounts, 575 branches and over 1,500 ATMs as at December 31, 2009. Our core focus outside of Greece is in Turkey and SEE, where we currently operate in Bulgaria, Serbia, Romania, Albania, Cyprus and FYROM. We offer our customers a wide range of integrated financial services, including:

  •
  corporate and investment banking;

  •
  retail banking (including mortgage lending);

  •
  leasing;

  •
  stock brokerage, asset management and venture capital;

  •
  insurance; and

  •
  real estate and consulting services.

        In addition, we are involved in various other businesses, including hotel and property management, real estate and IT consulting.

        The Bank is our principal operating company, representing 72.2% of our total assets as at December 31, 2009. The Bank's liabilities represent 77.8% of our total liabilities as at December 31, 2009. While the Bank conducts most of our banking activities, it is supported by eight non-Greek banking subsidiaries: Finansbank A.S., United Bulgarian Bank AD—Sofia ("UBB"), Vojvodjanska, Banca Romaneasca S.A. ("Banca Romaneasca"), Stopanska Banka A.D.—Skopje ("Stopanska Banka"), the National Bank of Greece (Cyprus) Ltd. ("NBG Cyprus"), South African Bank of Athens Ltd. ("SABA") and NBG Bank (Malta) Ltd. We intend to continue to expand our operations in SEE and the Southeastern Mediterranean region, when conditions permit.

        We hold leading positions in many financial services products in Greece. As at December 31, 2009, we had the largest market share of deposits and mortgage loans in Greece, with 28.6% in core deposits and 25.1% in mortgage lending, respectively, according to our internal analysis of published information of the Bank of Greece and other Greek banks; moreover, we were first in life and non-life insurance with market shares of 23.4% and 17.1%, respectively according to data published by the Greek Private Insurance Supervisory Committee. We are also strongly positioned in consumer and credit card lending, where, according to our internal analysis of information published by the Bank of Greece, we are first with a market share of 19.9% as at December 31, 2009. We are also second in mutual fund management with a market share of 17.8% as at the same date. We believe that our leadership in financial services in Greece provides a strong platform upon which we will be able to successfully and prudently grow our business.

Banking Activities in Greece

        Most of our banking business is domestic and includes retail, corporate and investment banking. The Group's Greek banking operations account for 73.1% of our total lending activities as at December 31, 2009. Banking activities in Greece includes the Bank's domestic operations, Ethniki Leasing S.A. ("Ethniki Leasing") and Ethniki Factors S.A. In this section, "—Banking Activities in Greece", financial information pertaining to the Bank relates to banking activities in Greece.

        The following table sets forth details of Greek Banking loans and deposits at December 31, 2009:

	Loans	Deposits
	Amount	Amount
	(EUR in millions)
Commercial and Retail(1)	46,564	54,507
Public Sector(2)	8,859	2,041

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

        The charts below indicate the increases in Greek Banking loans and Greek Banking deposits excluding interbank deposits attributable to the Bank from December 31, 2007 through December 31, 2009.

Greek Banking Loans

Greek Banking Deposits

Greek Banking Distribution Channels

        As at December 31, 2009, we operated in Greece through 575 branches, one private banking unit, one unit for financial institutions and 10 specialized banking units that deal exclusively with troubled and non-performing loans. As at December 31, 2009, we had over 1,500 ATMs, of which at least 657 were situated in key locations outside of our branches, such as supermarkets, metro stations, shopping centers, hospitals and airports (55% of our ATMs are equipped with cash deposit devices). During 2009, the total number of ATM transactions reached approximately 90 million with a total value of EUR 18 billion. In addition, we have developed alternative distribution channels, such as an e-banking platform targeted at both corporate and retail clients. During 2009 the total number of phone and internet banking users increased by 29% reaching approximately 434 thousand, out of whom 228 thousand were also phone banking users. The total number of electronic transactions during 2009 was approximately 30 million with a total value of approximately EUR 17.3 billion. We operate a contact center, through which the Bank provides information and transaction services through the use of a voice portal and a manned help desk, which began operation in 2007, and "Fast Line", a telephone service unit of consumer lending through which loan requests of up to EUR 50,000 may be instantly addressed by phone.

        The Bank's branches are located in almost every major city and town in Greece. Approximately 45% of the Bank's branches are located in Athens, Piraeus and Thessaloniki, the major population centers in Greece. The Bank is engaged in a continuous process of rationalizing the organization of its branch network in order to reduce costs, primarily by centralizing back-office functions to free more employees to work on sales activities directly with customers. In addition, the Bank is continuing to consolidate redundant branches in order to maintain equivalent geographic coverage at a lower cost. As at December 31, 2009, the Bank operated 232 full banking branches and 343 retail banking branches.

        We participate in DIAS Interbanking Systems S.A., which currently has 47 banks as shareholder-participants, including the Bank. DIAS Interbanking Systems provides interbank services such as check clearing, ATM networking, fund transfers and payroll and pension services for the benefit of customers of shareholder-participants.

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

Savings and Investment Products

        Savings and investment products of the Bank are offered both in euro and in other currencies. In Greece, the Bank had EUR 56.5 billion in deposits (excluding interbank deposits) as at December 31, 2009, compared with EUR 54.6 billion as at December 31, 2008. In response to customer demand, the Bank offers investment products with high yields. These products include repurchase agreements between the Bank and our clients (backed by Greek government bonds), Greek government bonds from the Bank's proprietary portfolio, capital guaranteed principal products and a wide range of mutual funds and unit trust products provided by NBG Asset Management Mutual Funds S.A. ("NBG Asset Management"), which is 100% owned by Group companies. See Item 4.B, "Business Overview—Banking Activities in Greece—Global Markets & Asset Management".

Payment Services

        We offer payment services to our clients participating in all local interbank payment channels. We are also a direct member of the euro interbank channels of TARGET, TARGET2, EBA for Euro 1, Step 1 and Step 2. As a member of Step 2, the Bank is the main Greek entry point for Eurozone payments. For payments, especially outside the Eurozone, the Bank maintains a global network of correspondent banks. The Bank is currently in the process of implementing a program to centralize its payment operations.

Retail Banking

        All of our retail banking activities in Greece are conducted by the Bank. The Bank offers retail customers a number of different types of deposit and investment products, as well as a wide range of traditional services and products.

        As a result of the economic crisis, we have adopted a more conservative approach to new consumer lending, with a greater emphasis on risk-averse lending criteria. As a result, we expect slower credit expansions across each of our products throughout the remainder of 2010.

        The following table illustrates our estimated market share in Greece for certain categories of retail banking activities as at the dates indicated:

	As at December 31,
	2008	2009
Mortgage lending (balances)	23.8%	25.1%
Consumer loans and credit cards (balances)	17.8%	19.9%
Core deposits(1)	31.0%	28.6%

(1)
Core deposits consist of sight deposits and savings accounts and exclude repos and time deposits.

        We believe our strong corporate image and name recognition in Greece, our large customer base and our extensive network of branches and ATMs are advantages that will facilitate the Bank's access to the largest and most diverse depositor base in Greece, providing the Bank with a large, stable and low-cost source of funding.

Consumer Credit Products

        Despite the economic crisis, NBG maintained its strong position in consumer retail banking, offering a wide range of reliable consumer finance solutions: credit cards, revolving loans, amortized personal loans and consumer loans for vehicles and durable goods. During 2009, the Bank focused on increasing its customer base through the expansion of sales channels while at the same time implementing credit criteria, and implementing a more effective and targeted portfolio management.

        The Bank's portfolio of consumer credit products amounted to EUR 7.2 billion as at December 31, 2009 a 9.7% increase compared to EUR 6.6 billion at December 31, 2008. As at December 31, 2009, consumer loan balances accounted for 13.0% of the Bank's total lending portfolio. NBG's market share was 19.9% in 2009, compared to 17.8% in 2008.

        The Bank is among the most active credit card issuers in Greece, having circulated approximately 1.2 million cards and managing a total credit card portfolio of EUR 1.9 billion as at December 31, 2009, compared with EUR 1.7 billion as at December 31, 2008.

        During 2009, the Bank focused on implementing more stringent credit criteria as well as a more effective and targeted portfolio management. At the same time important deals were made with car distributors and successful marketing campaigns were implemented to improve the profitability, product penetration and activity level of existing customers.

        Our basic goal for 2010 is the redefinition of our relationship with customers by adopting a pricing policy that will enhance transparency of transactions and developing products that correspond to our customers' real needs and are based on their capacity to repay.

        Since March 2010, the Bank has launched a restructuring product for consumer loans and credit cards in the form of installment loans with a fixed maturity. The maturity of such loans, which also offer a reduction of off-balance sheet interest accrued, ranges from 1 to 10 years depending of the loan balance restructured. For borrowers who have both a mortgage and a consumer loan, restructuring terms for consumer loans may be even more favorable if an additional pre-notation on the mortgage loan is obtained.

Mortgage Lending

        The Bank is the largest mortgage lender in Greece according to its internal analysis of information published by the Bank of Greece and has increased its market share to 25.1% at the end of 2009 from 23.8% at the end of 2008. As at December 31, 2009, the Bank's outstanding mortgage balances amounted to EUR 19.4 billion, compared to EUR 17.8 billion as at December 31, 2008, posting an increase of 9.2% and constituting 35.0% of its total lending to enterprises and households in Greece. The volume of new loan disbursements amounted to EUR 3.0 billion in 2009.

        Mortgage products are offered through our extensive branch network, although strong emphasis is also placed on expanding the use of alternative distribution channels such as real estate agents, construction companies and insurance brokers. The share of loans generated through such alternative channels has been steadily rising, accounting for approximately 30% of new disbursements in 2009.

        We offer a wide range of mortgage products, with floating, fixed, or a combination of fixed and floating interest rates. In February 2009, the Bank introduced a new floating rate product, the "ESTIA MIKTO" with flexible payment terms. ESTIA MIKTO offers the possibility of skip payments as well as an installment ceiling of 110% of the initial payment. This new product constituted 10% of 2009's new disbursements. Floating rate mortgages are indexed, based on three-month EURIBOR plus a maximum spread of 3%, depending predominantly on the customer's credit profile, loan-to-value ("LTV") ratio and the amount borrowed. Such products accounted for approximately 60% of total 2009 loan disbursements. Consumer preference for variable rate mortgages was based on low EURIBOR levels.

        In addition to fire and earthquake property insurance, we began offering an optional life insurance plan together with mortgages in 2008, improving the quality of our mortgage credit. This option has been very successful, with almost 80% of new mortgages in 2008 and 2009 carrying a life insurance plan. In July 2009, the Bank's range of insurance products was further enriched with the introduction of a mortgage payment insurance plan that guarantees up to 18 monthly loan installments in case of a borrower's involuntary unemployment or temporary disability due to illness or accident. This new insurance product is complementary to life insurance plans and further improves the safety of mortgage payments. For further information, see "—Insurance" below.

        During 2009, the Bank further improved its underwriting policy, by implementing more stringent criteria on loan applications such as lower LTV and payment-to-income ("PTI") ratios, as well as by adopting a more granular and refined pricing model based on factors including, among others the customer's credit profile, the amount borrowed and the purpose of the loan.

        We offer loans subsidized by the Hellenic Republic or Workers' Housing Organization to special groups. In aggregate, these loans accounted for approximately 10% of new loan disbursements in 2008 and 12.7% of new loan disbursements in 2009.

        Since March 2010, the Bank has launched a mortgage portfolio restructuring product for clients with delays over 90 days. The product offers a grace period of one year during which only interest is paid as well a reduction of off-balance sheet accrued interest. The maturity of loans restructured ranges from 6 to 40 years.

Small Business Lending Unit

        The Small Business Lending Unit ("SBL Unit"), a part of the Bank's Retail Banking Division consisting of three credit centers situated in Athens, Thessaloniki and Patras, manages the provision of credit to businesses with annual turnover of up to EUR 2.5 million. The SBL Unit offers lending solutions as outlined below, which cover a full range of business credit needs:

  (a)
  "Open Business Plan", a revolving credit facility limited at up to 100% of total annual turnover (depending on the creditworthiness and industry performance of the borrower);

  (b)
  "Amesos" ("Right Now"), a revolving line of credit with same-day approval and disbursement, which covers a wide range of a small and medium-sized enterprise financing needs up to EUR 50,000, with a longer repayment period and a wider choice of interest rates than the "Open Business Plan" facility; and

  (c)
  "Business Multiloan—Development", a medium- or long-term loan either for the purchase of tangible and intangible assets such as real property, mechanical equipment and vehicles or for the enhancement of business liquidity. Since 2007, this product has also been offered to businesses that invest in real estate.

        In addition, customized financing products are targeted at certain categories of businesses and professionals such as medical practices, trade unions and car dealers. Furthermore, the SBL Unit offers term loans geared towards medium and long-term working capital needs for the financing of asset purchases.

        For the promotion of the aforementioned products, the SBL Unit also cooperates with alternative sale channels such as financial and tax advisors, brokers and insurance agents on a commission fee basis. These affiliations are based on strict service level agreements and sales performance monitoring, and are now limited to the existing partners only.

        The SBL Unit recently adopted new procedures governing its active participation in the Institute of Financing Small & Very Small Sized Enterprises ("TEMPME S.A."), which facilitates financing of these enterprises by issuing state guarantees on loans to them covering up to 80% of loan principal. In 2009, the SBL Unit's participation in TEMPME S.A. evaluated approximately 26 thousand applications resulting in over EUR 1.3 billion in disbursements.

Corporate and Investment Banking

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

        As a result of the recent economic crisis, the Bank has adopted a more conservative approach to new commercial lending, with a greater focus on larger corporate borrowers that it perceives to be lower-risk. As a result, the Bank expects slower credit expansions in its commercial lending portfolio during 2010 compared to 2009.

        The Bank lends to all sectors of the economy. As at December 31, 2009, domestic commercial lending (including loans to the public sector) amounted to EUR 28.9 billion and represented 52.1% of the total domestic loan portfolio of the Bank. Its lending exposure to the ten largest performing loans to non-affiliated enterprises amounted to EUR 3.9 billion as at December 31, 2009, representing approximately 7.0% of its domestic loan portfolio.

        The Bank offers:

  •
  corporate accounts with overdraft facilities;

  •
  foreign currency loans;

  •
  variable rate loans; and

  •
  currency swaps and options (mostly euro-related) for corporate customers.

        Since March 2010, the Bank has launched corporate and SBL restructuring products some of which fall under Law 3816/2010 (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Settlement of Business and Corporate Debt). Those products either have a grace period of

1 to 2 years with no interest and/or capital payments, prolongation of maturity up to 10 years and/or reduction of the interest rate up to 3%. The terms of the restructured loan depend on the balance restructured, the amount of existing or new collateral and any front payment made by the customer. In addition for some products, if the loan is repaid in accordance with the renegotiated terms, a discount may be offered to the customer.

        The Bank lends primarily in the form of credit lines, which are generally at variable rates of interest with payment terms of up to 12 months. In addition, the Bank provides letters of credit and guarantees for its clients. At December 31, 2009, the Bank had standby letters of credit and financial guarantees written amounting to EUR 3.9 billion. Most loans are collateralized to a certain degree, although Greek law imposes significant delays to foreclosing on collateral.

        The table below sets forth certain key interest rates charged by the Bank:

	As at
Interest rate on:	July 31, 2008	September 30, 2008	November 30, 2008	December 31, 2008	January 2, 2009
Prime lending rate for working capital	7.50%	7.50%	7.50%	7.50%	7.50%
Prime lending rate for fixed assets	7.75%	7.75%	7.75%	7.75%	7.75%
Variable rate mortgages	7.15%	7.15%	7.65%	7.15%	6.65%
Personal loans	12.50%	13.00%	13.00%	13.00%	13.00%
Consumer loans	11.00%	11.50%	11.50%	11.50%	11.50%
Open revolving credit facility	7.75-13.20%	8.25-13.70%	9.10-13.95%	9.10-13.95%	9.10-13.95%

	As at
Interest rate on:	February 9, 2009	March 16, 2009	April 27, 2009	June 1, 2009	March 31, 2010
Prime lending rate for working capital	7.50%	7.50%	7.50%	7.50%	7.50%
Prime lending rate for fixed assets	7.75%	7.75%	7.75%	7.75%	7.75%
Variable rate mortgages	6.15%	5.65%	5.40%	5.15%	5.15%
Personal loans	12.50%	12.50%	12.50%	12.50%	12.50%
Consumer loans	11.00%	11.00%	11.00%	11.00%	11.00%
Open revolving credit facility	9.10-13.95%	9.10-13.95%	9.10-13.95%	9.10-13.95%	9.10-13.95%

Shipping Finance

        Greece is a maritime nation with a long tradition in ship-owning and is one of the world's largest ship-owning and ship-flagging nations. Shipping remains one of the most important sectors of the Greek economy and the Bank is one of the most active participants in the local market, as well as one of the strongest competitors to foreign banks involved in shipping finance in Greece. The Bank's shipping finance activities are carried out almost exclusively through its Piraeus-based operation.

        The Bank has traditionally provided financing for many of the largest Greek shipping companies. As at December 31, 2009, outstanding shipping loans (mainly concerning bulk shipping) were EUR 1.9 billion, representing approximately 3.5% of the Bank's total domestic loan portfolio compared to EUR 1.9 billion or 3.8% of the Bank's total domestic loan portfolio, as at December 31, 2008. 11.8% of the Bank's shipping finance portfolio as of December 31, 2009 concerned the financing of new vessels (new buildings), with the remainder relating to financing purchases of second hand vessels.

        The Bank's conventional shipping finance and syndicated loan portfolio consists of first-tier shipping groups involved in diversified shipping activities (e.g., dry, wet, liner or ferry shipping) in a continuous effort towards maintaining quality, spreading risk and enhancing the profitability of its shipping loan portfolio. Nearly all of the Bank's shipping loans are secured by vessels.

        The shipping industry is highly cyclical, experiencing volatility in revenues and cash flows resulting from changes in the demand and supply of vessel capacity. The demand for vessels is influenced by, among other factors, global and regional economic conditions, developments in international trade and changes in seaborne and other transportation patterns that are not within the Bank's control. During the last quarter of 2009, freight rates (especially in the container business) have been heavily influenced by the global financial turmoil. During 2010, the shipping markets are expected to remain at lower-than-average historical levels (with variations between dry and wet sub-markets) due to increased tonnage supply (new-building vessel deliveries) and modest demand for shipping services, as a consequence of macro-economic conditions.

        The Bank's goal for 2010, is to focus on closely monitoring existing shipping facilities while at the same time supporting existing clientele through facilities provided under terms fully aligned with current market conditions. The Bank's management believes that this effort will result in maintaining its solid presence in this sector in the years to come.

Project Finance

        The Bank is also active in project finance and, during 2009, provided project finance advisory services to the Hellenic Republic on two infrastructure projects: the new Attica Motorway and Kasteli International Airport. The Bank is also a leading advisor to the Hellenic Republic for the public private partnerships, where it is involved as advisor in five projects regarding schools, hospitals, university buildings, regional government buildings and student accommodation facilities for two regional universities. As of February 2010, the Bank is leading a group of specialized institutions in acting as financial advisor to Hellenic Public Real Estate Corporation for the development of public real estate properties through international tenders. The Bank also provides finance to major infrastructure projects both in Greece and abroad through its participation in the respective syndicated loan facilities.

Leasing

        We began leasing activities in 1990 through our subsidiary, Ethniki Leasing. Ethniki Leasing leases land and buildings, machinery, transport equipment, furniture and appliances, computers and communications equipment. As at December 31, 2009, 57% of the finance lease receivables of Ethniki Leasing were to the trading and services sector, 20% to industry and mining, 22% to construction and real estate and 2% to other sectors. As at and for the year ended December 31, 2009, Ethniki Leasing had assets of EUR 829.0 million and revenues of EUR 30.7 million, before elimination of intercompany transactions and balances.

Factoring

        We have been active in the provision of factoring services since 1994. In May 2009, Ethniki Factors S.A. a wholly-owned factoring subsidiary of NBG was established, as part of the strategic decision to expand our factoring operations in Greece. This new company is a specialist factoring agency that meets fully the changing and demanding requirements of the market. Ethniki Factors S.A. offers a comprehensive range of factoring services including prepayment (discounting), management and collection of receivables, credit control, and protection for credit risk. Ethniki Factors S.A. provides both domestic and international factoring services.

Investment Banking

        On August 31, 2009, we completed the reorganization of the Group's investment banking activities. As a result, the Group's investment banking activities are presently conducted through NBG's Investment Banking Division, which has taken on the investment banking activities of wholly owned subsidiary, NBG International Ltd ("NBGI"). Prior to the reorganization, NBGI's domestic and international activities comprised Debt & Equity Capital Markets and Corporate Finance, complemented by cross border M&A transactions, in cooperation with Finansbank's investment banking team.

        In 2009, NBG, among other advisory roles, acted as an advisor to the Hellenic Republic for the privatization of Olympic Airways. During the first quarter of 2010, NBG acted as ATE bank's advisor on its tender offer to acquire all the shares in ATE Insurance it did not already own.

        During 2009 and the first months of 2010, the domestic equity capital markets activity has been subdued due to the adverse economic conditions prevailing in Greece.

        With regards to the debt capital markets, NBG acted as a Joint Lead Manager on five Greek government Bond issues in 2009 and on two in 2010. NBG supported the transactions by providing coverage to foreign institutional investors and syndicate advice. NBG also acted as underwriter on the EUR 300 million Coca-Cola Hellenic Bottling Co. Bond issue in November 2009.

Global Markets & Asset Management

Treasury

        The Bank and each of our banking subsidiaries carry out their own treasury activities within the prescribed position and counterparty limits. These activities include:

  •
  Greek and other sovereign securities trading;

  •
  foreign exchange trading;

  •
  interbank lending and borrowing in euro and other currency placements/ deposits;

  •
  forward rate agreement trading;

  •
  repurchase agreements;

  •
  corporate bonds; and

  •
  derivative products, such as options and interest rate and currency swaps.

        The Group's Treasury is active across a broad spectrum of capital market products and operations, including bonds and securities, interbank placements in the international money and foreign exchange markets and market-traded and over-the-counter ("OTC") financial derivatives. It supplies the branch network with value-added deposit products, and its client base includes institutions, large corporations, insurance funds and large private-sector investors. In general, the Bank and our subsidiaries enter into derivatives transactions for economic hedging purposes or in response to specific customer requirements. The Bank also trades actively on a proprietary basis, primarily in euro-denominated Greek government securities and, to a lesser extent, in the spot foreign exchange market and is a general clearing member in the Eurex derivatives exchange. In recent years, the Bank's treasury-related activities have represented a significant source of revenues. In 2009, total turnover for foreign exchange trading and money market transactions by the Bank's central dealing room in Athens was approximately EUR 265 billion and EUR 599 billion respectively (compared with EUR 257 billion and EUR 734 billion, respectively, in 2008).

        The Bank is active in the primary and secondary trading of Greek government securities, as well as in the international Eurobond market. The Bank is a founding member of the Group of Greek Government Securities Primary Dealers which was established by the Bank of Greece in early 1998.

        The Bank also conducts a portion of its treasury activities through its subsidiary CPT, which the Bank includes in its consolidated financial statements. As at December 31, 2009, CPT's portfolio comprised Greek government bonds and corporate bonds, with a total value of EUR 1.8 billion.

Private Banking

        The Bank launched its private banking operations ("Private Banking") in 2003 and currently offers its services domestically and internationally from its international private banking units in London.

        Private Banking provides high net worth clients with a variety of investment products and services tailored to the customer's own investment profile. Advisory and discretionary asset management services are provided by NBG Asset Management, adding important solutions to the Bank's investment services. For information related to NBG Asset Management, see Item 4.B, "Business Overview—Banking Activities in Greece—Saving and Investment Products".

        Private Banking received the "Best Private Banking in Greece" award as the result of a 2010 survey conducted by Euromoney magazine.

Custodian Services

        The Bank offers custodian services to its foreign and domestic institutional clients who hold equity securities listed on the ATHEX or listed Greek State debt, as well as remote settlement and custody services on the Cyprus Stock Exchange. The Bank offers trade settlements, safekeeping of securities, corporate action processing, income collection, proxy voting, tax reclamation, brokerage services, customized reporting, regular market flashes and information services. The Bank also acts as global custodian to its domestic institutional clients who invest in securities outside of Greece.

        The Bank acts as an agent for 70 domestic institutional clients (four mutual funds, three investment companies, 14 insurance companies and 49 pension funds) and 33 foreign institutional clients, including several leading global custodians, as at December 31, 2009. The Bank also offers custodian services to private Greek investors and had approximately 260 thousand active custody accounts as at December 31, 2009.

Asset Management

        Our domestic fund management business is operated by NBG Asset Management, which is wholly owned by the Group. NBG Asset Management manages funds that are made available to customers through the Bank's extensive branch network.

        As at December 31, 2009, NBG Asset Management's total assets under management were EUR 1.9 billion compared to EUR 2.8 billion as at December 31, 2008. Its market share in Greece was 17.8% as at December 31, 2009, compared to 26.6% as at December 31, 2008, according to the Association of Greek Institutional Investors.

        NBG Asset Management offers 27 investment funds under the brand name Delos, one under the NBGAM brand name and nine under the NBG International SICAV and NBG Synesis SICAV brand names, which are registered in Luxemburg. NBG Asset Management offers a wide range of investment products that provide to institutional and private investors access to significant markets in stocks, bonds and money market products, in Greece and internationally.

        Additionally, since 2008, NBG Asset Management has expanded its range of investment services. The company offers a more integrated range of contemporary investment services such as:

  •
  Portfolio management for institutional and private investors; and

  •
  Consultancy investment services for institutional and private investors.

        NBG Asset Management launched the first Exchange Traded Fund (ETF) on the Athens Stock Exchange General Index on June 29, 2009 under the name NBGAM ETF General Index. As at December 31, 2009, NBG Asset Management had approximately 50 institutional and over 100 thousand private investors, totaling EUR 1.9 billion assets under management. The total value of funds managed since 2005 is set forth in the table below:

	As at December 31,
	2005	2006	2007	2008	2009
	(EUR in billions, except percentages)
Funds under management	6.92	6.96	7.64	2.76	1.90
Market share	24.7%	29.1%	31.1%	26.6%	17.8%

        During the first six months of 2010, NBG Asset Management launched a new equity mutual fund, the Clean Energy—International Equity Fund which invests internationally in Companies which are primarily involved in clean energy related business. This mutual fund offers the opportunity to our customers to invest in a highly promising sector of the global economy.

        NBG Asset Management has also undertaken, from the last quarter of 2009, the launch of the first multiple markets Exchange Traded Fund, based on the new Greek-Turkish Index GT30. This ETF is scheduled to launch in the beginning of the second half of 2010.

Stock Brokerage

        National P&K Securities, renamed to National Securities S.A on May 20, 2010, is the Bank's brokerage arm and was founded in 2007 following the merger of the Bank's former subsidiary companies National Securities S.A. and P&K Securities S.A. National Securities S.A. offers a spectrum of investment services to both individual and institutional customers.

        As at December 31, 2009, National Securities S.A. had a market share of 12.52% of trades brokered by total trading volume on the ATHEX, ranking third in terms of total trading volume, according to ATHEX data.

        The provision of capital markets and advisory services in Greece has become increasingly competitive, with a number of banks and brokerage houses participating actively in this area.

        In July 2009, National Securities S.A. opened a branch in London and has assumed most of NBGI's brokerage business relating to institutional clients. Also, in September 2009, National Securities S.A. opened a branch in Nicosia, Cyprus, to provide brokerage services to local private investors.

Private Equity and Venture Capital

        With offices in London, Athens, Paris, Istanbul and Bucharest, NBGI subsidiary, NBGI Private Equity Limited ("NBGI Private Equity") manages the private equity funds described below. In 2009, NBGI Private Equity continued to grow, increasing its invested amounts to approximately EUR 287 million as at December 31, 2009, compared to EUR 214 million at December 31, 2008.

Fund	Closing Date	Invested amounts	Geographic Focus
(in millions)
NBG Private Equity Fund LP	August 2000	GBP 55	UK
NBGI Private Equity Fund II LP	June 2007	GBP 34	UK
NBG South Eastern Europe Fund LP	March 2006	EUR 41	SEE
NBGI SEE Development Capital Fund LP	March 2007	EUR 13	SEE
NBGI SEE Real Estate Fund LP	October 2009	EUR 16	SE and Central Europe
NBGI SEE Energy Fund LP	October 2008	EUR 2	Predominantly Central & Eastern Europe, and selectively Western Europe
NBGI Private Equity France Fund LP	December 2009	EUR 6	France and other French speaking countries
NBGI Turkish Private Equity Fund LP	October 2008	EUR 2	Turkey
NBG Technology LP	October 2001	EUR 41	Predominantly Europe
NBGI Technology Fund II LP	October 2009	EUR 21	Predominantly Europe & US

        NBG is the sole investor in the funds, with the exception of NBGI Private Equity Fund II LP and NBG Technology LP where external investors also participate.

Main Financial Highlights

        NBG Private Equity Fund LP ("UK Fund I") has an established track record, having exited nine of its thirteen investments to realize an overall gross 44.2% internal rate of return and a money multiple of 4.2.

        The NBGI SEE Development Capital Fund LP successfully exited an investment in October 2008, realizing EUR 3.7 million in capital gains and dividend income for the fund. NBGI SEE Development Capital Fund has not made further investments.

        NBG Technology LP completed its first and only exit in 2007.

Banking Activities outside of Greece

        We operate, as a Group, in eleven countries outside Greece. As at December 31, 2009, our international network comprised 1,208 branches (including foreign subsidiaries and Bank branches in the United Kingdom, Albania, Egypt, Cyprus and Guernsey, which closed early in 2010) and branches of subsidiaries, which offer traditional banking services and financial products and services. As a result of the merger of NBG Serbia with Vojvodjanska, the Bank currently has seven commercial banking subsidiaries in Turkey, Bulgaria, Romania, FYROM, Serbia, Cyprus and South Africa. Further, the Group has a presence in Malta through its subsidiary, NBG Bank (Malta) Ltd. Lastly, the Bank also operates through its branch network in Albania and Egypt.

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

Turkish Operations

        Our Turkish operations include the Finansbank group of companies (except for Finans Pension which forms part of our insurance operations) and NBG Bank (Malta) Ltd.

        In 2009, Turkish operations contributed EUR 412.9 million in net income to the Group compared to EUR 394.7 million in 2008. Turkish operations' income before income tax expense was EUR 491.9 million as at December 31, 2009 and EUR 473.6 million as at December 31, 2008. As at December 31, 2009, total gross lending was EUR 11,402.2 million while total deposits (excluding interbank deposits) reached EUR 8,775.9 million, compared to EUR 10,252.8 million and EUR 7,391.4 million, respectively, as at December 31, 2008. Total assets of Turkish operations as at December 31, 2009 were EUR 16.3 billion, accounting for 14.4% of our total assets compared to EUR 14.6 billion and 14.4% as at December 31, 2008.

        Corporate and commercial loans of Turkish operations amounted to TL 12.4 billion as at December 31, 2009, compared to TL 12.7 billion as at December 31, 2008, whereas corporate and public sector deposits amounted to TL 5.6 billion as compared to TL 4.2 billion for the same dates.

Finansbank Group

        Finansbank's group of companies includes Finans Invest, Finans Leasing, Finans Portfolio Management, Finans Investment Trust, Finans Factoring, IBTech, Finans Pension, and Finans Consumer Finance. Finansbank was the fifth largest private bank in Turkey in terms of total assets, loans and deposits as at December 31, 2009, according to data from the Banks Association of Turkey, and it offers a wide range of retail, commercial, corporate, private banking and international trade finance services. In addition, financial leasing, capital market, corporate finance, portfolio management and brokerage services are provided by Finansbank's subsidiaries. As at December 31, 2009, Finansbank operated through a network of 461 branches in 60 cities, of which 48 were opened during 2008 and three were opened in 2009, making it the fifth largest private Turkish bank by size of branch network. On December 31, 2009, Finansbank and its subsidiaries had 11,202 employees.

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

        Corporate Banking succeeded in maintaining and developing its profitability and trading volume despite the recession in trading activities caused by the economic crisis that persisted throughout 2009. It delivered performance that surpassed its targets in each type of product especially in Project Finance and Syndication Loans.

        The number of groups served by the Key Account Management team, which was established in 2008 to provide customized banking services to large local conglomerates and leading multinational groups in Turkey, increased to 19 in 2009. The successful activities of the team, especially Investment Project Financing, which is the financing of Key Account customers' large scale projects, led to the strengthening of good relationships between Finansbank and the large corporations it serves.

Commercial Banking

        Finansbank Commercial Banking serves medium-sized companies located in 23 cities in Turkey through its head office, four regional offices (three in Istanbul and one in Ankara) and an extensive distribution network that includes 61 branches. The strategy of Commercial Banking is to serve a range of customers while obtaining sustainable profitability.

        Finansbank Commercial Banking loan volumes in 2009 remained at approximately the same levels as 2008.

        Despite adverse economic conditions in 2009, Finansbank Commercial Banking was able to realize its main goal of maintaining healthy and sustainable growth due to its activities in multiple business sectors, broad customer base, wide range of banking products, efficient product management, and excellence in service.

        Finansbank Commercial Banking is capable of meeting the banking needs of medium-sized companies while keeping with its strategies and establishing long-term relationships with its customers.

        A new organizational framework was established in the last quarter of 2009 to provide a holistic approach to the banking industry and customers. Four new units were established: Strategic Product Management, Sales Support Management, Credit Process Management, and Credit Follow-Up Management.

Investment Banking

        Finansbank Investment Banking consists of Project Finance, Corporate Finance and Technical Consulting. Investment Banking acts as a client relations specialist while providing medium to long-term loans and other products.

SME Banking

        Finansbank SME Banking has been serving Finansbank's SME clients since 2003. Finansbank was the first bank in Turkey to provide sector support packages, such as tourism and agriculture support packages and it also pioneered the "Kobifinans" project to serve its clients' information and consultancy needs through magazines, internet portals and call centers. As at December 31, 2009 Finansbank SME Banking was active in 252 branches while total credit volume decreased by 11.6% compared to the end of 2008 and reaching TL 4.2 billion. However when volume transferred to other segments (i.e, TL 1 billion to Commercial Banking and Consumer Banking) is taken into account, the total increase is 9.45%. Finansbank's share in the installment commercial credit market expanded from 7.1% at the end of 2008 to 8.9% in 2009.

        Finansbank SME Banking continued to give its full support to SME's during a troubled 2009 when the global crisis had a negative impact on all business sectors.

Retail Banking

        Finansbank Retail Banking continued to record significant loan growth in 2009. Finansbank mortgage portfolio increased 18.9% from TL 4.1 billion as at December 31, 2008 to TL 4.9 billion at the end of 2009. Retail deposits increased by 11.0% during the same period from TL 10.7 billion at the end of 2008 to TL 11.9 billion at the end of 2009, with respective market share rising from 3.9% compared to 4.6% at the same dates.

        Mortgage lending market share reached 10.8% in 2009 compared to 10.2% in 2008.

        As of December 31, 2009 72% of all transactions were made through alternative distribution channels (internet, phone banking, ATM, IVR and point-of-sale "POS" machines). The number of online banking customers exceeded 1.2 million, an increase of 30% compared to December 2008. The total number of transactions through Finansbank Internet Banking increased by 30% in 2009. Finansbank's ATM network grew by 17% in 2009 as the number of ATMs reached 1,406 compared with 1,206 at December 31, 2008.

Credit Cards

        CardFinans Nakit debit card strengthened its share in the market with a 65% increase in number of cards compared to the previous year, reaching 2.7 million cards and a 4% market share in accordance with data from the Interbank Card Center ("BKM"). The debit cards' POS sales grew threefold and closed the year with a 6% market share. The increase is mostly due to the recently added "Debit Card with Installment" feature which enables CardFinans Nakit POS purchases to be paid for in installments. The feature not only helped to increase the card's market shares, but also brought recognition to Finansbank at the Cards International Awards 2010, where the bank was awarded the "Best New Debit Card Product Launch" Award for CardFinans Nakit.

        The CardFinans member brand system expanded its network with many new brands from various sectors in 2009. With the addition of new brands, the installment sales market share climbed past 10%.

        POS number reached 156,639 and POS market share climbed to 7.5% according to data from the Interbank Card Center ("BKM"), with 122 thousand POS member businesses in 2009, rendering Finansbank one of the fastest growing banks in the POS market with a 23% increase in the number of POS's with respect to 2008.

        In 2009 CardFinans credit cards' leading features were relaunched under the "CardFinans Beauty" concept. In addition, to penetrate cardholders' social life CardFinans has introduced new campaigns, services and programs such as the Food and Gas Program, Education and Health Program, Prepaid GSM Minutes with SMS and Statement Insurance service.

        The CardFinans credit card kept its place among the top five players in the Turkish credit card market with 3.5 million cards and 8% of the market share by the end of 2009 in accordance with data from the Interbank Card Center ("BKM"). Total sales reached TL 16.4 billion with a 16% increase compared to 2008. Credit card total outstanding balance increased by 35.4% to TL 4.7 billion and reached a market share of 11.8% for 2009.

        CardFinans SME Business Card was differentiated to address SME's needs, pushing the number of commercial credit cards up to 26.5 thousand. This growth in numbers shifted Finansbank's commercial cards market share from 2% in 2008 to 4% in 2009.

Private Banking

        Finansbank Private Banking has been providing investment products and asset management services to high net worth individuals in 2009 through eight private banking centers and 28 private banking corners located in Finansbank's branches in all major cities throughout Turkey. As of December 31, 2009, Finansbank Private Banking had approximately USD 3.8 billion in assets under management.

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

Finansbank Subsidiaries

        The most significant subsidiaries of Finansbank include the following:

  Finans Invest

        Finans Invest was established in December 1996 and began operations in January 1997. The company provides a wide range of financial services to both individual and institutional investors, including investment counseling and brokerage services, portfolio management, fund investment services, corporate finance and international investment services. The company ranks fourth by volume of stocks traded on the Istanbul Stock Exchange ("ISE") with a 5.22% market share, according to a breakdown of stock market transactions by ISE members in 2009. Finans Invest's client portfolio amounted to EUR 5.1 billion as at December 31, 2009. Total assets on December 31, 2009 were EUR 56.5 million.

  Finans Leasing

        Finans Leasing was established in March 1990. As at December 31, 2009 Finans Leasing ranked fifth in the leasing sector in Turkey, with a total business volume representing a market share of 7.0%, according to the Turkish Leasing Association. Finans Leasing's target customer segment is SMEs, and it was one of the first leasing companies in Turkey to identify the investment needs of SMEs, targeting them as a distinct market segment. Finans Leasing has a lease portfolio that is diversified across several industries, with the proportion of finance lease receivables as at December 31, 2009 of: building and construction (15.4%), textile (14.7%), manufacturing (12.9%), health and social activities (11.3%), agriculture, hunting and forestry (9.9%), transportation, storage and communication (6.7%), metallurgy (6.5%) and mining and quarrying (6.2%). As at December 31, 2009, total assets of Finans Leasing reached TL 1,341.8 million and its net income was TL 40.3 million compared to TL 1,568.0 million and TL 51.6 million respectively, in 2008.

  Finans Portfolio Management

        Finans Portfolio Management, was established in September 2000, currently manages six ETFs, twelve mutual funds, two principal protected funds, one absolute return fund, five pension funds, two funds of funds and one closed-end fund. Finans Portfolio Management also manages discretionary portfolios for high net worth individuals and selected institutional clients. As at December 31, 2009 total assets of Finans Portfolio Management amounted to TL 16.8 million and net income (including ETFs) was TL 6.5 million. In 2009, Finansbank and Finans Portfolio Management introduced three principal protected funds. The market share stood at 3.1% as of December 31, 2009, compared with 2.93% as of December 31, 2008. As at December 31, 2009 the company's assets under management exceeded TL 1.1 billion.

  Finans Investment Trust

        Finans Investment Trust, established in 1995, is a closed-end investment company, managing portfolios composed of capital and money market instruments. Its shares have been traded on the ISE since 1996. Finans Investment Trust's total assets amounted to TL 20.1 million as at December 31, 2009, and its net income as of December 31, 2009 was TL 3.0 million.

  Finans Factoring

        Finans Factoring was established on June 8, 2009 with the aim to be active in both the Turkish and the international markets and is owned 99.96% by Finansbank A.S. Its factoring license was obtained in October 2009 and the company has become a member of Factors Chain International since January 2010. According to the three-year Business Plan, Finans Factoring is aiming to become one of the top five factoring companies in the Turkish market.

  Finans Consumer Finance

        Finans Consumer Finance was established on September 9, 2008 aiming to provide loans to consumers at the point of sale. The company has been granted a conditional right to an activity license, to be activated within one year of the grant.

        Selected financial information with respect to Finansbank Group as at December 31, 2009 is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	15,163	18,598
Net Loans	10,089	12,375
Total Deposits	9,318	11,429
Net Income	345	423

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.8153 on June 1, 2010.

  Finans Pension

        For information on Finans Pension, see "—Insurance" below.

  NBG Bank (Malta) Ltd

        Finansbank (Malta) Ltd was established on June 30, 2005. Subsequent its disposal from Finansbank to NBG Holdings Ltd, Finansbank (Malta) Ltd was renamed to NBG Bank (Malta) Ltd with effect from March 18, 2010.

        NBG Bank (Malta) Ltd has attracted over the past years significant business volumes from Turkish corporates. During the last quarter of 2009, NBG Bank (Malta) Ltd filed an application with the Malta Financial Services Authority for an Investment Services License that would allow it to provide investment advice. This will enable the bank to provide a full range of financial products and services to meet the constant changing needs of corporate customers and private individuals.

        Selected financial information with respect to NBG Bank (Malta) Ltd as at December 31, 2009 is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	1,265	1,552
Net Loans	949	1,164
Total Deposits	1,412	1,732
Net Income	20	24

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.8153 on June 1, 2010.

International

        The Bank's international operations include the Bank's branches in Albania, Egypt and Cyprus as well as banking subsidiaries in six countries: NBG Cyprus; Stopanska Banka A.D. in FYROM; United Bulgarian Bank A.D. in Bulgaria; Banca Romaneasca S.A., in Romania; Vojvodjanska in Serbia; and the South African Bank of Athens, as well as other subsidiaries, primarily in the leasing sector. Our International operations contributed EUR 961.5 million or 12.1% of total interest and non-interest income to the Group and accounted for EUR 11.5 billion or 10.2% of Group total assets as at and for the year ended December 31, 2009. Total gross loans were EUR 9.0 billion at December 31, 2009, down 2.2% from EUR 9.2 billion at December 31, 2008, whereas deposits (excluding interbank deposits) surpassed EUR 5.5 billion at December 31, 2009 up 7.0% from EUR 5.2 billion at December 31, 2008.

        Our International network is described below. In the analysis that follows, all amounts are before elimination of intercompany transactions and balances.

National Bank of Greece S.A.: Foreign Branches

        As at December 31, 2009, the Bank had foreign branches in four countries, including one in the United Kingdom, 30 in Albania, one in Cyprus, 15 in Egypt and one in Guernsey (which closed early in 2010). At December 31, 2009 net loans of the Bank's Albania, Cyprus and Egypt operations were EUR 265 million, EUR 190 million and EUR 57 million, respectively. The table below provides selected financial information of the Bank's foreign branches as at and for the year ended December 31, 2009:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	698	856
Net Loans	512	628
Total Deposits	509	624
Net Income	(4)	(4)

(1)
Solely for convenience of the reader the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.8153 on June 1, 2010.

        The table above relates solely to the business of the Bank's foreign branches (with the exception of the United Kingdom and Guernsey branches, and not to the branches of the Bank's non-Greek subsidiaries.

United Bulgarian Bank A.D.

        UBB is a universal bank with headquarters in Sofia, which provides retail and corporate finance services in Bulgaria. We acquired UBB in 2000 and currently hold a 99.9% of its share capital. During 2009, the UBB branch network continued to expand, opening four branches in cities and towns throughout Bulgaria. At December 31, 2009, the UBB distribution network included 272 units: 148 "Type 1" (retail business), 60 "Type 2" (retail and micro business), 23 "Type 3" (retail, micro and SME business), 9 "Type 4" (SME business) and 32 offices. At December 31, 2009, UBB's market share in Bulgaria was 12.0% for corporate loans, 15.8% for consumer loans and 16.1% for mortgage loans, while its market share in non-bank customer deposit base was 10.8% according to data published by the National Bank of Bulgaria. As at December 31, 2009, UBB operated over 827 ATMs and over 11 thousand POS terminals in Bulgaria, representing an estimated market share of 16.2% and 18.8%, respectively.

        Selected financial information with respect to UBB as at and for the year ended December 31, 2009 is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	4,172	5,118
Net Loans	3,343	4,100
Total Deposits	3,430	4,208
Net Income	42	51

(1)
Solely for convenience of the reader the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.8153 on June 1, 2010.

Banca Romaneasca S.A.

        Banca Romaneasca is a universal bank with headquarters in Bucharest which provides a range of retail, SME and corporate banking services in Romania. The Bank acquired Banca Romaneasca in October 2003 and currently holds 89.07% of its share capital. Put/call agreements exist with European Bank of Reconstruction and Development ("EBRD") with respect to 10.21% of Banca Romaneasca's share capital (for information on the accounting treatment see Note 3 to the US GAAP Financial Statements). A share capital increase of RON 355 million was approved in March 2008 and completed in December 2008. The Bank and EBRD subscribed proportionally.

        In 2009 the Bank enhanced its territorial network by three branches, reaching 151 branches. By the end of 2009, Banca Romaneasca also had a network of 163 ATMs in various key locations. During 2009, the market share of Banca Romaneasca (calculated based on total assets) decreased from 2.9% at the end of 2008 to 2.6% at the end of 2009 due to the slowing down of lending activity as the bank concentrated on product development in order to limit credit risk. Although the market share for loans fell to 2.7% in 2009 from 3.0% by the end of 2008, the bank succeeded in increasing the market share in customer deposits 2.2% from 1.9% at the end of 2008.

        Selected financial information with respect to Banca Romaneasca as at and for the year ended December 31, 2009, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	2,589	3,175
Net Loans	1,799	2,206
Total Deposits	1,731	2,124
Net Income	3	4

(1)
Solely for convenience of the reader the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.8153 on June 1, 2010.

Stopanska Banka A.D.

        Stopanska Banka is a universal bank headquartered in Skopje and registered in FYROM that provides payment transfers, brokerage, credit and deposit-taking services in FYROM and abroad. In 2000, we acquired Stopanska Banka and currently hold a 73.04% stake. Put/call agreements exist with EBRD and IFC with respect to 10.8% each of Stopanska Banka's share capital (for information on the accounting treatment see Note 3 to the US GAAP Financial Statements). The remaining 5.4% is held by other minority shareholders.

        Stopanska Banka operates the largest branch network in FYROM, with a dense nationwide network of ATMs and POS terminals. Following its latest reorganization activities, as at December 31, 2009, Stopanska Banka had 68 branches, and continues the transformation of its branch network into modern sales outlets. Stopanska Banka is also a leader in e-banking within FYROM, promoting internet and SMS-based and offering its clients electronic payment facilities. Stopanska Banka aims to continue improving its loan portfolio by targeting high net worth customers, such as SMEs and large companies. As at December 31, 2009 Stopanska Banka's market share in FYROM was 39.6% in retail lending, 29.8% in retail deposits and 26.6% in corporate deposits, compared to 38.4%, 28.9% and 25.8% respectively as at December 31, 2008.

        Selected financial information with respect to Stopanska Banka as at and for the year ended December 31, 2009, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	1,059	1,299
Net Loans	677	831
Total Deposits	891	1,093
Net Income	12	14

(1)
Solely for convenience of the reader the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.8153 on June 1, 2010.

National Bank of Greece (Cyprus) Ltd.

        NBG Cyprus, which has its headquarters in Nicosia, had 17 branches, three satellite branches and one foreign exchange bureau as of December 31, 2009. NBG Cyprus provides a range of commercial and retail banking services. In 2009, NBG Cyprus followed a policy of loan portfolio quality improvement and growth, introducing relationship initiatives with new and existing customers it views as reliable.

        Selected financial information with respect to NBG Cyprus as of and for the year ended December 31, 2009, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	1,439	1,765
Net Loans	813	997
Total Deposits	3,778	4,634
Net Income	6	7

(1)
Solely for convenience of the reader the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.8153 on June 1, 2010.

The South African Bank of Athens Ltd.

        SABA was founded in 1947 originally to serve the Hellenic Community in South Africa. Since 1947, SABA has expanded beyond this mandate and operates a full retail banking offering to all sectors of the economy. As at December 31, 2009, SABA operated through 10 branches across South Africa, primarily in urban centers. SABA offers traditional commercial and retail banking services, with particular emphasis on the SME market.

        Selected financial information with respect to SABA as at and for the year ended December 31, 2009, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	118	145
Net Loans	95	117
Total Deposits	99	122
Net Income	1	1

(1)
Solely for convenience of the reader the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.8153 on June 1, 2010.

Vojvodjanska Banka a.d. Novi Sad

        In December 2006, we acquired a 99.4% stake in Vojvodjanska and, in October 2007, we became the sole shareholder. Following relevant decisions of the shareholders' General Assemblies of Vojvodjanska and NBG Beograd, dated January 3, 2008, the latter was absorbed by the former and the merger was completed in February 2008. The merger strengthened the footprint of the NBG Group in the Serbian market, where 171 business units serve over 940,000 private accounts and 110,000 SME and large company accounts. Vojvodjanska is also the second largest issuer of Visa debit and credit cards and Dina Cards and had a market share of approximately 6% of Serbia's domestic payments as at December 31, 2009.

        Vojvodjanska ranked ninth in the Serbian market in terms of total assets and third in terms of branch network in accordance with data from the National Bank of Serbia. As at December 31, 2009, Vojvodjanka's retail market shares were 5.5% for consumer loans, 4.9% for credit cards and 3.4% for mortgage loans according to an analysis of internal data and data from the Serbian Credit Bureau and the National Bank of Serbia, and 5.2% for retail deposits in accordance with an analysis of internal data and data from the National Bank of Serbia. Its corporate market shares as at the same date were 3.5% for corporate lending and 4.3% for corporate deposits, in accordance with an analysis of internal data and data from the Serbian Credit Bureau and the National Bank of Serbia respectively.

        Selected financial information with respect to Vojvodjanska on a consolidated basis as at December 31, 2009, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	1,155	1,417
Net Loans	686	841
Total Deposits	651	799
Net income	5	7

(1)
Solely for the convenience of the reader, the translation of Euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.8153 on June 1, 2010.

Leasing Services

        As part of its International operations, the Group offers leasing services in Bulgaria, Romania and Serbia.

Insurance

        We provide insurance services primarily to individuals and companies through our wholly owned subsidiary EI and Finans Pension.

Ethniki Insurance Group

        EI is the leader in the Greek insurance market in terms of Gross Written Premiums according to data published by the Greek Private Insurance Supervisory Committee.

        It offers a full range of products such as life, accident and health insurance for individuals and groups, fire, catastrophe, credit, motor, marine hull and cargo insurance, and general third party liability. Through the expertise of its personnel and the professionalism of its sales force, EI provides advanced insurance solutions that can meet the demands of the increasingly competitive Greek insurance market.

        EI operates through a network of 2,850 tied agents and 2,620 independent insurance brokers, in addition to selling bancassurance products through the Bank's network.

        During 2009 EI reinforced its leading position in the Greek insurance market, despite adverse financial conditions, with a 23.4% market share in life insurance and 17.1% in non-life insurance for the year ended December 31, 2009, compared to 21.2% and 13.5% respectively in 2008, according to data published by the Greek Private Insurance Supervisory Committee. Gross Written Premiums reached EUR 1.0 billion, compared to EUR 0.9 billion in 2008.

        In particular EI's property and casualty insurance business gross written premiums at an EI level reached EUR 530.9 million for the year ended December 31, 2009, compared to EUR 416.5 million in 2008, life insurance gross written premiums at an EI Group level reached EUR 489.9 million compared to EUR 477.7 million in 2008. Bancassurance premiums for life and fire insurance amounted to EUR 214.1 million and EUR 36.7 million respectively in 2009 compared to EUR 199.8 and EUR 34.2 million respectively for 2008. For more information on our bancassurance business, see below "—Bancassurance".

        With a view towards expansion in SEE, EI operates two Cypriot subsidiaries in collaboration with NBG Cyprus which are active in life and non-life insurance. EI also operates in Romania, where it holds a 94.96% share in Societate Comerciala Asigurari Garanta S.A. ("Garanta"). Garanta offers consumer credit insurance and personal accident products through the network of four banks, namely Pireaus Bank Romania, Romextera, ATE Bank and Credit Europe.

        In Bulgaria, EI operates two insurance companies jointly with UBB and AIG: UBB AIG Life Insurance Company and UBB AIG Insurance & Reinsurance Company, for life and non-life insurance, respectively. These companies promote bancassurance products in the Bulgarian market. Additionally in partnership with UBB, EI operates UBB Insurance Broker AD holding 20% of the share capital.

        National Insurance Brokerage S.A., a Greek insurance broker acquired in 2005 by EI, contributes to the further expansion of services provided in the maritime and aviation insurance markets.

Bancassurance

        EI provides bancassurance products through our insurance brokerage subsidiary NBG Bancassurance S.A. ("NBGB"), which assumes no insurance underwriting risk, and the Bank's extensive network in Greece.

        NBGB provides products in two categories:

  •
  Insurance products bundled with banking products, which reduce risk for Bank customers. These products are:

  –
  Real estate insurance on properties for which a mortgage loan has been granted by the Bank;

  –
  Payment protection insurance for consumer loan customers of the Bank;

  –
  Life and disability insurance for mortgage loan customers of the Bank; and

  –
  Life and disability insurance for small business loan customers.

  •
  Investment-saving-retirement insurance products, such as "Prostheto+" and "Frontizo", which are either lump sum or monthly installment policies. The customer selects the amount of the guaranteed pension as well as the age at which he wishes to receive such pension. "Frontizo" is targeted to customers who wish to secure a lump sum payment for their children when they reach a specific age.

Finans Pension

        Finans Pension was established on July 4, 2007. As at December 31, 2009 Finans Pension ranked eleventh in the Turkish life insurance industry measured by gross written premiums, with a market share of 2.7%, according to data from the Association of the Insurance and Reinsurance Companies of Turkey. As at and for the year ended December 31, 2009, the total assets of Finans Pension reached TL 76.2 million, and its net income was TL 4.6 million.

Other

Real Estate Management

        The Bank engages in real estate management activities, including warehousing and third-party property management. As at December 31, 2009, the Bank owned 1,132 real estate units, 723 of which were buildings the Bank acquired for its own business purposes or through seizure of collateral on loan foreclosures. The net book value of those assets was EUR 132.2 million as at December 31, 2009.

        NBG Pangaea, a newly formed Real Estate Investment Company wholly owned by the Bank, owned 241 properties with a net book value of EUR 164.8 million as at December 31, 2009. These properties were contributed to NBG Pangaea in lieu of cash for share capital. The commercial value of the properties contributed was EUR 914.0 million at March 31, 2010. The properties are currently being leased to the Bank under long term leases.

        In addition, Ethniki Kefalaiou S.A., a wholly owned subsidiary of the Bank that is engaged in asset and liability management, including asset liquidation, managed 44 properties with an aggregate book value of EUR 13.2 million as at December 31, 2009. Most of these properties have been bought in recent years from the Bank, which acquired them on realization of collateral under non-performing loans. In line with our strategy of streamlining our activities, we intend to continue to dispose of certain non-core real estate holdings through Ethniki Kefalaiou S.A. For the year ended December 31, 2009, proceeds from the disposal of land and buildings by the Bank and by Ethniki Kefalaiou S.A. amounted to EUR 19.3 million and EUR nil respectively compared to EUR 68.8 million and EUR 1.7 million respectively for the year ended December 31, 2008.

        National Real Estate performed warehousing functions and held real estate property as a subsidiary. On March 31, 2006, the Bank absorbed National Real Estate and, on March 17, 2008, completed the spin-off of the general warehouses branch to its wholly owned subsidiary, Pronomiouhos S.A. Genikon Apothikon Ellados. See "—Property, Plant and Equipment" below for general information regarding our real estate holdings and "—History and Development of the NBG Group" above for information regarding our principal real estate divestitures in recent years. The Bank intends to continue to divest real estate holdings as part of its non-core asset divestment strategy.

Consulting and Professional Training

        Ethnodata S.A. ("Ethnodata") and its subsidiary, Ethnoplan S.A. ("Ethnoplan"), provide consulting and development in the area of information systems and software to other companies in the Group and to third parties. In addition, the Bank runs a training center for its employees as well as for other banks and companies in Greece and abroad. The Bank's training center offers training courses and participates in programs funded by the EU.

        We also engage in business consultancy services through Planet S.A., a business consultancy firm based in Athens in which the Bank held a 31.18% stake, as at December 31, 2009.

Hotel Management

        Our presence in the tourism sector is through the Bank's subsidiary, Astir Palace, owner of the Astir Palace Hotel Complex, which is currently under the management of Starwood Hotels & Resorts Worldwide Inc.

        In November 2008, Astir Palace completed a share capital increase of EUR 99.7 million. The Bank contributed EUR 99.6 million, raising its participating interest from 78.06% to 85.35%. The share capital proceeds were used to repay loan financing of EUR 84.7 million, while the remaining cash was directed towards servicing Astir Palace's investment program and working capital requirements.

        In 2009, Astir Palace invested more than EUR 5 million in renovations.

        Additionally, Astir Palace is in the process of developing the concepts for creating a 3,000 square meter conference center and a free standing events venue, and for reviving the "9 Muses" night club.

Significant Equity Method Participations

        Our equity method investment portfolio includes participations in Greek and foreign corporations.

        The following table sets out our significant equity participations:

  a)
  in which we hold more than 20% but less than 50%,

  b)
  in which we do not have control as at December 31, 2009, or

  c)
  are Variable Interest Entities ("VIE"s) where the Group is not the primary beneficiary:

		December 31, 2009
	Name	Country of incorporation	(%) Interest held by Group	Reported book value(1)
				(EUR in thousands)	(USD in thousands)(2)
1	Planet S.A.	Greece	31.18%	3,437	4,216
2.	UBB AIG Life Insurance Company	Bulgaria	59.97%	4,213	5,167
3.	Eviop Tempo S.A.	Greece	21.21%	2,338	2,868
4.	UBB AIG Insurance and Reinsurance Company	Bulgaria	59.97%	2,883	3,536
5.	Europa Insurance Co. S.A.	Greece	22.01%	1,508	1,850
6.	Social Securities Funds Management S.A.	Greece	20.00%	704	863
7.	Drujestvo za Kasova Deinost A.D.	Bulgaria	19.98%	1,178	1,445
8.	Teiresias S.A.	Greece	39.34%	320	392
9.	Larco S.A.	Greece	33.36%	—	—
10.	Pella S.A.	Greece	20.89%	—	—
11.	Pyrrichos Real Estate S.A.	Greece	21.83%	432	530
12.	Bantas A.S.	Turkey	31.60%	181	222
13.	NBG Funding Ltd.	U.K.	100.00%	3,024	3,709

(1)
As reflected in the U.S. GAAP Financial Statements of the Group on December 31, 2009 under the equity method of accounting.

(2)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.8153 as at June 1, 2010.

        Equity participations in which the percentage of ownership interest held by the Group is less than 20% are accounted as portfolio investments in accordance with ASC 320 "Investments—Debt and Equity Securities", as the Group does not have the ability to influence the operations of the investees. Equity participations in which:

  •
  the percentage of ownership interest held by the Group is greater than 20% but less than 50%,

  •
  are jointly controlled by the Group and other entities, and

  •
  the Group is not the primary beneficiary (participations in VIE's)

        are accounted for using the equity method because the Group can influence the operations of the investees.

        UBB AIG Insurance and Reinsurance Company and UBB AIG Life Insurance Company are jointly controlled by Group companies UBB and EI and companies of AIG.

        NBG Funding Ltd. is a VIE in which the Group is not the primary beneficiary.

Intellectual Property, Contracts and Manufacturing Processes

        Our business and profitability are not materially dependent on patents or licenses, industrial, commercial or financial contracts or new manufacturing processes.

Competition

        The following table shows a breakdown of gross loans to customers and customer deposits in the universal banking sector for the Bank and its five main competitors in Greece as at December 31, 2009. We have compiled these figures based on publicly available information (stand-alone financial statements of the banks shown prepared in accordance with IFRS):

	As at December 31, 2009
Banks	Loans to customers	Customer deposits
	(EUR millions)
1. National Bank of Greece	59,571	58,081
2. EFG Eurobank Ergasias	43,332	45,807
3. Alpha Bank	43,084	35,258
4. Piraeus Bank	31,857	25,730
5. Emporiki Bank	22,874	15,061
6. ATE Bank	23,265	22,683

The macroeconomic environment in Greece—The Hellenic Republic's economic crisis

        Greece entered the global recession that began in 2008 with deep-rooted vulnerabilities. Amid slowing growth and reduced global risk appetite, the country's heavy dependence on foreign borrowing heightened concerns over long-standing fiscal and external imbalances. The general government deficit deteriorated from 7.7% in 2008 to 13.6% in 2009. Public debt was commensurately increased from below 100% of GDP to 115% of GDP by the end of 2009. These developments heightened market concerns over Greece's capacity to repay its debt and increased spreads on Greek government bonds. Fears of sovereign default in global financial markets led the yield of the 10-year Greek government bonds to increase to levels above those seen before Greece's entry into the European Monetary Union ("EMU"), reaching pre-EMU levels of 7.8% with tensions peaking in early May, at 973 basis points over the reference German Bund.

        Attempts by the new government to address these vulnerabilities in January 2010 did not succeed. After extensive consultations with the European Commission, additional fiscal measures were announced by the Greek authorities in February and March 2010, but these also failed to fully restore market confidence. As a result, market sentiment worsened, and concerns about fiscal sustainability deepened, thereby worsening the crisis of confidence. Access to foreign funding dried up and spreads on government debt securities widened sharply.

        In early May, the Greek government agreed to an IMF/Eurozone Stabilization Program, jointly supported by the IMF and the EU, which will provide significant financial support of EUR 110 billion over the next three years in the form of a cooperative package of IMF and EU funding including a Stand-by Arrangement (the "SBA") with the IMF. The funding is available in tranches and is conditional upon the Hellenic Republic implementing fiscal austerity package to meet certain deficit reduction targets and reporting to the EC and the IMF on a quarterly basis. The IMF expects this level of funding to cover most of the Hellenic Republic's budget financing needs until mid-2012. The terms of the funding appear to be significantly more beneficial than current spreads for the Hellenic

Republic's sovereign bonds with similar terms in the secondary market. The facilities have an expected term over 3 to 5 years and an interest rate of approximately 4.7%.

        The IMF/Eurozone Stabilization Program is characterized by the IMF as "ambitious" and focuses on three key challenges:

  •
  Restoring confidence and fiscal sustainability:  the program identifies measures to lead the debt-to-GDP ratio on a downward trend after peaking at 149% in 2013 before declining thereafter.

  •
  Restoring competitiveness:  the program includes nominal wage and benefit cuts and structural reforms to reduce costs and improve price competitiveness, which would help Greece transition to a more investment and export-led growth model. It also envisages improved transparency and a reduced role of the state in the economy.

  •
  Safeguarding financial sector stability:  As the banking system goes through a period of disinflation, which is expected to impact profitability and bank balance sheets, tools for dealing with solvency pressures will be expanded by establishing the FSF. To mitigate potential liquidity pressures, the implementation of the Hellenic Republic bank support plan has been extended until June 30, 2010. The ECB's recent suspension of the application of the minimum credit rating threshold in the collateral eligibility requirements on debt instruments issued by the Greek government will also serve as a useful liquidity backstop for Greek government bonds.

Fiscal Sustainability measures

        The IMF/Eurozone Stabilization Program requires the Hellenic Republic to implement adjustment measures including, among other things:

  •
  expenditure measures estimated at approximately 5.2% of GDP, including the decrease of Easter, summer and Christmas wages of public sector employees, as well as cuts in allowances and high pensions, employment reductions, cuts in discretionary and low priority investment spending, untargeted social transfers, consolidation of local governments, and lower subsidies to public enterprises;

  •
  a significant pension reform in 2010 that would introduce a new contributory pension to top-up a non-contributory means-tested pension;

  •
  revenue measures estimated at approximately 4% of GDP, including an increase in the standard VAT rate from 21% to 23% and an increase in the reduced rate from 10% to 11%, moving lower taxed products such as utilities, restaurants and hotels to the standard VAT rate, and increasing excises on fuel, cigarettes and tobacco to bring them in line with EU averages, as well as higher assessment of real estate, a temporary crisis levy on profitable firms, presumptive taxation, taxes and levies on unauthorized establishments and buildings, and new gaming royalties and license fees; and

  •
  structural fiscal reforms estimated at approximately 1.8% of GDP, including improvements in budget control and processes and improved tax administration, which are discussed under "—Structural Measures" below.

        New measures are equivalent to 2.5% of GDP for 2010 in addition to the previous announcements by the Greek government of adjustment measures equivalent to approximately 5-6% of GDP. The program requires the Greek government to implement austerity measures corresponding to 7.5% of GDP in 2010, 4% in 2011 and 2% in 2012 and 2013.

Structural Measures

        The IMF/Eurozone Stabilization Program includes a set of structural measures and policy guidelines designed to boost the country's competitiveness and improve Greece's potential growth rates in the medium term with a view to the Hellenic Republic repaying its debt burden. These structural measures include:

  •
  reforming the legal and regulatory framework concerning collective wage bargaining, eliminating asymmetric arbitration, improving domestic competition, and streamlining public administration;

  •
  modernizing public administration by improving its procurement process and reducing the size and improving the efficiency of local government;

  •
  liberalizing private investment through the reduction of costs and delays for the creation of new employment;

  •
  the management and divestment of state enterprises;

  •
  introducing tax reform measures to address tax evasion and corruption in tax administrations including the establishment of a large taxpayers unit, increasing the effective penalties for tax evasion and increasing audits of wealthy individuals;

  •
  reducing the unfunded liabilities of the pension system by introducing reforms to restrict early retirement provisions and implementing rules that provide for substantially lower entitlements and reduce pension payments by tying them to an inflation index; and

  •
  expanding product and service markets.

Financial Sector Measures

        The IMF/Eurozone Stabilization Program also contains a third pillar to protect the stability of the banking system by providing capital support if a significant decline in capital buffers occurs. A Financial Stabilization Fund (the "FSF"), funded by the government out of the resources available from the IMF and EU under the program, will be established to ensure adequate capitalization of the banking system. If supervisory assessments conclude that a bank's capital buffer might fall below adequate levels to be determined, the shareholders will be invited to immediately bring additional capital or take bridging capital support from the FSF. The capital support program would provide equity to banks in the form of preference shares that could convert to ordinary shares. When banks are not able to repay the capital support within five years from the issuance of the preference shares, the FSF would devise a restructuring plan for the bank consistent with the EU legislation requirements for state aid and fair competition, in consultation with the Bank of Greece. Should the financial targets set under the restructuring plan not be complied with, the FSF will have the power to convert the preference shares into ordinary shares. The FSF will manage its participations in the banks with a view to selling all of its holdings in a limited timeframe and to maximize sale proceeds, and will make use of its shareholder rights to steer the board of the credit institution in a direction which would maximize its market value.

        The FSF will have an initial duration of 7 years. Any shares remaining in the FSF at the time it ceases its activities will be transferred to the Greek State. The amount of funds earmarked for the FSF out of the IMF and EU resources will be EUR 10.0 billion. Appointees by the Bank of Greece, the Governor of the Bank of Greece, and the Ministry of Finance will sit on the board, while the appointees by the ECB and the EC will have the right to participate in board meetings as observers. The FSF will report regularly to the Greek parliament, the EC, the ECB, and the IMF staff.

Risk of Implementing the IMF/Eurozone Stabilization Plan

        These measures are subject to a range of substantial implementation risks including:

  •
  economic growth may be weaker than projected;

  •
  implementation of the plan requires strong political will and public support;

  •
  market concerns regarding public debt sustainability may not dissipate;

  •
  the Hellenic Republic may continue to experience difficulty accessing the private capital markets;

  •
  the Hellenic Republic and private Greek companies may struggle to contain wage inflation;

  •
  implementation of the program could lead to a contraction in activity which could in turn lead to reductions in tax revenues at a time when bank solvency problems require greater public resources;

  •
  the accuracy and reliability of fiscal and national accounts data remain a concern which makes it difficult to monitor and asses the fiscal program; and

  •
  the IMF, EC and ECB may not coordinate effectively.

        The challenge ahead will be whether the IMF/Eurozone Stabilization Program can be implemented successfully, while securing the necessary public consensus for reforms. The IMF has stated that the adjustment needs are "unprecedented and will take time". For more detail on the risks and uncertainties relating to a failure to successfully implement the IMF/Eurozone Stabilization Program, see Item 3.D, "Risk Factors—Risks relating to the Hellenic Republic Economic Crisis".

Anticipated Impact of the IMF/Eurozone Stabilization Program

        The activation of the joint IMF/Eurozone financial support mechanism and successful implementation of the austerity measures are intended to gradually ameliorate the uncertainty about the Hellenic Republic's near and medium-term financial prospects. According to the IMF/Eurozone Stabilization Program, a bottoming-out in economic activity is expected to occur by mid-2011.

        The magnitude of the fiscal adjustment required as part of the IMF/Eurozone Stabilization Program will have a significant negative short-term effect on economic activity in the Hellenic Republic. This is in addition to the negative impact arising from the sharp drop in consumer and business confidence existing already, the recent liquidity crisis and the sizeable macroeconomic imbalances. Specifically, the IMF/Eurozone Stabilization Program projects a decline in economic activity of 4% (in real terms) in 2010, and 2.6% in 2011 following the 2% decline in 2009. The IMF/Eurozone Stabilization Program contemplates output growth returning to positive on an annual basis in 2012 while it is likely to bottom out, on a quarterly basis, in the third and fourth quarters of 2011. There is considerable uncertainty as to whether these fiscal targets, described by the IMF as "ambitious" and "bold", will be met in view of the deteriorating macroeconomic conditions domestically and increasing signs of re-emerging stress in international financial markets. Nevertheless, the IMF/Eurozone Stabilization Program includes fiscal consolidation measures which appear to the IMF sufficient to ensure the attainment of the fiscal targets at least for 2010 even under a scenario of deeper-than-currently-expected recession.

        If the IMF/Eurozone Stabilization Program is implemented successfully, the plan contemplates the general government deficit declining to 8.1% of GDP in 2010 and to below 3% of GDP in 2014, at which time the government debt as a percentage of GDP is expected to return to a downward trend after peaking at 149% of GDP in 2013, from an estimated 133.3% of GDP at the end of 2010. In addition, the unemployment rate is expected by the IMF to peak at around 15% in 2012 from 11.7% in the first quarter of 2010.

        Although the fiscal position of the Hellenic Republic will go through a significant adjustment, the strength of the Hellenic Republic's private sector is expected to provide support during this adjustment. First, according to ECB data, the Greek private sector is among the least leveraged in Europe. Both corporate and household balance sheets are relatively healthy, with the ratio of private sector debt to GDP comparing favorably to most other EU countries. Many economists believe that this will provide the economy with more flexibility in the downturn. Second, the housing market in the Hellenic Republic did not experience the same magnitude of house price increases as EU comparable markets. Consensus estimates of their overvaluation indicated approximately 12% overvaluation at the end of 2008, with house prices already having adjusted by about 6% by early 2010. Third, the Hellenic Republic has entered the crisis with a relatively well-capitalized banking sector, with average Tier I capital ratios of 10.9% as of March 31, 2010 when compared to average Tier I capital ratios of between 8.3% and 12.7% in other EU countries. Also, the Hellenic Republic is one of the few countries where loans are financed primarily by deposits (with a loan-to-deposit ratio of just over 100%). The European average is 20-30% higher. Moreover, we believe the ECB's decision of May 5, 2010 to re-activate extraordinary liquidity enhancement measures and, more importantly, to conduct direct interventions in the euro area public and private debt secondary securities markets ("Securities Markets Program") in conjunction with its decision to suspend the minimum credit rating threshold in order for debt instruments issued or guaranteed by the Greek government to be used as collateral in ECB refinancing transactions, are likely to reduce further tensions and provide depth and liquidity to those market segments experiencing the greatest difficulties.

        Accordingly, these are extremely uncertain times for the banking sector in the Hellenic Republic and the EU and it is difficult for us to predict or state with any degree of certainty whether the IMF/Eurozone Stabilization Program will be implemented successfully and, if implemented successfully, whether it will have the effects intended, and how severe an impact on our results of operations and financial condition an implementation of the IMF/Eurozone Stabilization Program, successfully or unsuccessfully, might have. For more detail on the risks and uncertainties that we face regarding the failure to implement the stabilization plan and otherwise, see Item 3.D, "Risk Factors—Risks Relating to the Hellenic Republic Economic Crisis". Information in this section is drawn from the IMF report entitled, "Greece Staff Report on Request for Stand-by Arrangement".

        The Mission statement left by the ECB/IMF following the interim review mission in Greece on June 17, 2010 said that their discussions with the Greek government suggest that the IMF/Eurozone Stabilization Program is on track and the policies are being implemented as agreed. Specifically, fiscal developments are positive, with the state budget deficit, based on preliminary data, through end May, being lower than projected in the IMF/Eurozone Stabilization Program. In addition, regarding policy reforms, the pension reform is advanced and agreement has been reached on many key parameters. Other structural reforms are also progressing including the areas of local administration, privatization, labour market and tax administration.

The Banking Services Sector in Greece

        The Greek banking sector has expanded rapidly in recent years, due to both deregulation and technological advances. As of April 2010, according to information from the Bank of Greece, there were 66 credit institutions in Greece: 19 Greek banks, 16 cooperative banks and 30 foreign banks, as well as one specialized credit institution.

Universal Banks

        Traditionally, commercial banks have dominated the Greek financial services market. However, specialized credit institutions have expanded into commercial banking thereby increasing competition in the market. The distinction between commercial and investment banks has ceased to formally exist and the Bank of Greece classifies all banks operating in Greece as "universal banks", with the exception of the Consignment Deposits and Loans Fund (which is a legal entity under public law, fully owned and controlled by the Hellenic Republic). Universal banks have been shielded to some degree from the deteriorating interbank lending conditions as they are able to access funding through deposits, compared with institutions that are unable to draw on such deposit bases.

        There are three banks that are controlled, directly or indirectly, by the Hellenic Republic: Bank of Attica, the Hellenic Postal Savings Bank and ATE Bank (formerly the Agricultural Bank of Greece). Over the last ten years, the Hellenic Republic has proceeded with privatizing a large number of credit institutions. The most recent developments was the disposal of a majority stake of Geniki Bank to Société Générale in early 2004 and of Emporiki Bank to Crédit Agricole in August 2006. In addition, the Hellenic Republic proceeded with the partial privatizations of the Postal Savings Bank and ATE Bank through the listing of their shares on the ATHEX.

        In recent years, many of the major Greek banks have expanded internationally, establishing or enhancing their presence in SEE. In addition to the Bank's acquisition of controlling stakes in Finansbank and Vojvodjanska during 2006 and the first months of 2007, other Greek banks have proceeded with acquisitions of banks in the region. Eurobank EFG became the owner of 100% of the shares of Nacionalna Stedionica Banca in Serbia in March 2007 and took control of over 90% of DZI Bank in Bulgaria in December 2006. Furthermore, in March 2007, Eurobank EFG concluded the purchase of a 99% stake of Universal Bank in Ukraine, and completed the acquisition of the majority of shares in Tekfenbank in Turkey. Pireaus Bank acquired a nearly100% stake in International Commerce Bank JSC in the Ukraine in 2007, and Alpha Bank acquired the majority of shares of the Ukrainian OJSC Astra Bank in 2008. ATE Bank made its first expansion steps in SEE by acquiring a 20% stake in AIK Bank in Serbia and a stake of MindBank in Romania during the same year. (Source: Financial Statements of the abovementioned banks for the fiscal years 2006 and 2007).

Foreign Banks

        In April 2010, according to data published by the Bank of Greece, there were 30 foreign-owned or incorporated credit institutions that were well established in the Greek banking market. These include Citibank, Bank of Cyprus, and HSBC. The majority of the other foreign banks operating in Greece have little presence in retail banking services.

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

The Macroeconomic Environment and the Banking Services Sector in SEE & Turkey

        In 2009, the macroeconomic performance of Turkey and SEE countries in which the Group has a presence (Albania, Bulgaria, Romania, Serbia, Cyprus and FYROM) deteriorated, in line with the global recession and financial crisis. In particular, the real GDP growth rate, which had fluctuated around its 6% potential between 2002 and 2008, fell sharply in SEE and Turkey (-5.2% and -4.7%, respectively), due to weaker external demand, depressed domestic demand, and scarce and more expensive external financing. Inflation declined in 2009, mainly due to weak domestic demand and favorable international commodity prices, to 4.0% year-on-year and 6.5% year-on-year, respectively, in SEE and in Turkey in 2009, compared with 6.3% year-on-year and 10.1% year-on-year, respectively, in 2008.

        Furthermore, Turkey remains dependent on external financing, and its economy is exposed to the effects of the global credit crisis. Turkey's economy experienced four successive quarters of deep recession between the fourth quarter of 2008 and the third quarter of 2009 after 27 successive quarters of strong growth. Turkey's 2-year discussions with the IMF on an assistance programme to meet its funding requirements ended in early March after almost two years. With domestic political uncertainties increasing, as the government is intending to pass a new package of constitutional reforms, and a new IMF programme off the table, at least in the near term, we cannot rule out a new turmoil in domestic financial markets and a deterioration of the macroeconomic performance. Such developments would have a negative impact on Finansbank's operations in Turkey.

        The global economic and financial crisis has led to an adjustment in the external imbalances of these economies. Turkey's current account deficit, narrowed significantly in 2009, as a result of weakening domestic demand, softening decrease in international oil and commodity prices and the curtailment credit to governments, banks and corporations. The current account deficit-to-GDP ratio narrowed to 6.5% and 2.3%, respectively, in SEE and Turkey in 2009 from 14.8% and 6.5%, respectively, in 2008. A large part of the current account gap in SEE and Turkey was financed by non-debt-generating foreign direct investment ("FDI") inflows despite the ongoing global liquidity crisis. Net FDI inflows coverage of the current account deficit stood at 72.5% and 49.8%, respectively, in SEE and Turkey in 2009.

        Financial intermediation continued to deepen in SEE and in Turkey in 2009, albeit at a very low pace compared with previous years, mainly due to very tight liquidity conditions and banks' need to preserve their asset quality and capital in an adverse macroeconomic environment.

        In 2009, loans and deposits in SEE recorded low growth rates of 4.5% year-on-year and 9.1% year-on-year, respectively, while the corresponding penetration rates stood at 66.9% and 59.9%. Lending to corporations was the main driver of credit activity in SEE as a whole, growing by 4.8% year-on-year in December 2009 and bringing the loans to corporates-to-GDP ratio to 37.2%.

        In 2009, ratios that are reflective of the level of financial intermediation by banking institutions in Turkey have also increased. In 2009, bank deposits and loans increased by 12.0% year-on-year and 4.7% year-on-year, respectively, while their corresponding penetration rates stood at 50.9% and 37.7% of GDP.

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

        Regulation of the banking industry in Greece has changed in recent years as Greek law has changed largely to comply with applicable EU directives. In August 2007, the EU directives regarding the adoption of the new Basel Capital Accord, known as Basel II, were incorporated into Greek law relating to the business of credit institutions and to the capital adequacy of investment firms and credit institutions. Following this, on August 20, 2007, the Bank of Greece issued ten Governor's Acts specifying the details for the implementation of Basel II, which took effect from January 1, 2008. A number of regulatory initiatives have recently been proposed or are shortly to be implemented that would alter the Group's capital requirements, including CRD II and CRD III discussed below under

Item 4.B "Business Overview—Regulation and Supervision of Banks in Greece—Guidelines for Risk-based Capital Requirements".

        Recently, the Greek government has revised the terms of the Hellenic Republic bank support plan to strengthen Greek banks' capital and liquidity positions. For more information concerning our participation in this plan see below "—Plan for the Support of the Liquidity of the Greek Economy". In addition, in response to the unprecedented economic downturn in the Hellenic Republic, in early May 2010, the Greek government agreed to the IMF/Eurozone Stabilization Program. See Item 5, "Operating and Financial Review and Prospects—Key Factors Affecting Our Results of Operations—Recent Market and Regulators Developments—The IMF/Eurozone Stabilization Program" above.

The regulatory framework

        Credit institutions operating in Greece are obliged to:

  •
  observe the liquidity ratios prescribed by the Bank of Greece (Act No. 2560/2005 of the Governor of the Bank of Greece as amended by Act No. 2614/2009 of the Governor of the Bank of Greece, which took effect from July 1, 2009);

  •
  maintain efficient internal audit, compliance and risk management systems and procedures (Act No. 2438/1998 and No. 2577/2006 of the Governor of the Bank of Greece, as amended by Acts Nos. 242/2007 and 2597/2007 of the Governor of the Bank of Greece);

  •
  submit to the Bank of Greece periodic reports and statements (Act No. 2606/2008 of the Governor of the Bank of Greece);

  •
  provide the Bank of Greece with such further information as it may require; and

  •
  (in connection with certain operations or activities) make notifications to or request the prior approval (as the case may be) of the Bank of Greece, in each case in accordance with the applicable laws of Greece and the relevant Acts, Decisions and Circulars of the Bank of Greece (each as in force from time to time).

        Under Greek Law 3601/2007, the Bank of Greece Governor's Acts and other relevant laws of Greece, the Bank of Greece has the power to conduct audits and inspect the books and records of credit institutions. If a credit institution breaches any law or a regulation falling within the scope of the supervisory power attributed to the Bank of Greece, the Bank of Greece is empowered to:

  •
  require the relevant credit institution to take appropriate measures to remedy the breach;

  •
  impose fines (Act No. 2602/2008 of the Governor of the Bank of Greece)

  •
  appoint an administrator and finally (where the breach cannot be remedied or in case of insolvency);

  •
  revoke the license of the credit institution; and

  •
  if a credit institution lacks sufficient liquidity, the Bank of Greece may order a mandatory extension of its due and payable obligations for a period not exceeding two months (which can be extended for a further one-month period) and appoint an administrator under its supervision.

        In accordance with Greek Law 2832/2000, in addition to other powers to impose sanctions under specific laws, the Bank of Greece has the general power to impose sanctions against credit institutions in case of any breach of any law or regulation falling within the supervisory power of the Bank of Greece.

The IMF/Eurozone Stabilization Program

        In response to the unprecedented economic downturn in the Hellenic Republic, which accelerated in the first few months of 2010, the government of the Hellenic Republic and the Bank of Greece entered into the Memorandum of Economic and Financial Policies dated May 3, 2010 (or the "Memorandum"). The Memorandum provides for certain stabilizing and other measures to be adopted in the Greek financial sector, including banking supervision. The Memorandum states that financial sector policies need to maintain stability and that, despite its current strong solvency position, the Greek banking system faces challenges. According to the Memorandum, while current capital buffers in the banking system are reassuring, bank supervisors will need to closely monitor liquidity and non-performing loans at individual banks. The Bank of Greece and the Greek government will further strengthen and clarify the key elements of Greece's supervisory and financial crisis framework to assist the banking system through this period of lower growth.

        The Memorandum discusses liquidity and the creation of the FSF. Within the existing euro system framework, national central banks may give support to temporarily illiquid, but solvent institutions. If that support is given by the Bank of Greece, it will be fully guaranteed by the Greek state in a manner that is consistent with relevant ECB and EU requirements. In addition, the Greek government and the Bank of Greece are implementing a new safety mechanism intended to preserve the sound level of bank equity, and thus improve conditions to support the real economy. Anticipating that banks profits may decline further, possibly impacting their equity position, the government intends to establish (by June 30, 2010), through specific legislation and in consultation with the IMF, the European Commission and the ECB, a fully independent FSF.

The Financial Stability Fund

        The purpose of the FSF is to maintain the stability of the Greek banking system by providing equity capital in case of a significant decline in capital buffers. The equity will be provided in the form of preference shares to credit institutions authorized to operate in Greece by license from the Bank of Greece. The preference shares will be convertible into ordinary shares at a later stage under certain conditions to be further specified in the legislation establishing the FSF. The conversion price will be determined by applying principles of EU legislation on state aid and fair competition.

        Participation in the FSF will be mandatory, based on triggers linked to capital adequacy requirements as established for specific credit institutions by the Bank of Greece in its capacity as the competent supervisory authority, unless a private solution has been found. If the credit institution is then unable to expeditiously raise additional capital on its own and repay the preference shares, the FSF will conduct a restructuring of the credit institution.

        Legal status:    The FSF will be established as a private law legal entity, in order to enhance its flexibility and efficiency (e.g.,  to facilitate the recruitment and remuneration of appropriately qualified staff). The legal structure of the FSF should allow for private participation. The FSF will have an initial lifespan of seven years. After seven years, any shares remaining in the FSF will be transferred to the Greek State.

        Funding:    The FSF will be fully funded by the government in the amount of €10 billion out of the resources available under the IMF/Eurozone stabilization program for this purpose. This implies that the risk of losses arising out of the FSF's operations would lie exclusively with the Greek Government, as the primary shareholder in the FSF. The purchase of preference shares by the FSF shall be made in cash.

        Organizational issues:    The FSF will be managed by a Governing Council composed of (1) a Chairperson, a Chief Executive and three directors appointed by the Governor of the Bank of Greece and (2) two ex officio directors who represent the Minister of Finance and the Governor of the Bank

of Greece. The European Commission and the ECB will each nominate an observer who would have a right to participate, without voting, in meetings of the Governing Council (without prejudice, in the case of the Commission observer, to the application by the Commission of state aid and competition rules). The Chairperson, Chief Executive and the non-ex officio directors will be required by law to be persons of recognized standing in banking or financial matters in Greece, the EU or internationally. Each of the Chairperson and the non-ex officio directors will be appointed to a five year term of office, renewable for a further two years, and may only be compulsorily removed from office by an appropriate Greek court on application of either the Governor of the Bank of Greece or the Governing Council of the FSF where:

  •
  no longer capable of fulfilling the conditions required for the performance of the duties of office; or

  •
  guilty of serious misconduct. No member of the Governing Council may be represented on the board of directors of any credit institution.

The legislation establishing the FSF is expected to provide that, when exercising the powers and carrying out the tasks and duties conferred upon them under the legislation, neither the Governor of the Bank of Greece nor the members of the Governing Council of the FSF shall seek or take instructions from the Greek Government or any other State entity, institution, body or undertaking. The Governing Council will present a semi-annual report to the Greek Parliament, the European Commission, the ECB and the IMF. The operating expenses will be covered by the FSF.

        Powers of the FSF:    The FSF will have certain powers over credit institutions receiving capital from the FSF, to be exercised following consultation with the Bank of Greece. These powers will be without prejudice to the supervisory powers of the Bank of Greece, and will include, among others, the power to:

  •
  appoint a member of the Board of Directors of a credit institution;

  •
  if the preference shares issued to the FSF have not been repaid after a given time, require a credit institution to devise a restructuring plan;

  •
  veto key decisions of a credit institution (e.g., business strategy, dividend distributions, salary caps, liquidity and asset-liability management, etc.);

  •
  call a general shareholders' meeting for a credit institution in accordance with Greek company law;

  •
  require conversion of preference shares into ordinary shares if a credit institution fails to meet (1) the minimum capital adequacy requirements established for credit institutions generally under applicable regulatory requirements or (2) certain financial conditions to be established in the restructuring plan for the credit institution; and

  •
  conduct diagnostic studies and special audits with the help of outside consultants, on-site inspections and off-site reviews to assess the solvency of a credit institution where the Fund considers this necessary.

        Each of the Bank of Greece, in its capacity as the competent authority for the supervision of credit institutions, and the FSF will be authorized to exchange confidential information with one another to the fullest extent permitted by EU law.

        Conditions applicable to capital increases:    The conditions applicable to any capital increases should comply with the Commission Decision of November 19, 2008 (Law 560/2008 Support Measures for the Credit Institutions in Greece). Credit institutions receiving equity capital will be expected to pay to the FSF a market-oriented, non-cumulative amount unless this is not feasible under the provisions of the credit institution's restructuring plan. The market-oriented, non-cumulative payment could be as high as

10% as stated in the Commission Decision or, depending on the risk profile of the credit institution and the quality of the capital, between 7% and 9.3%, which is considered to be an appropriate payment for Core Tier I capital for fundamentally sound credit institutions. The credit institutions would not be permitted to pay dividends or any outstanding coupon on hybrid capital, unless they are legally obligated to do so (as they typically are when generating a profit). The credit institution would not however be allowed to use reserves to book a profit. The credit institution would be required to repurchase the preference shares issued to the FSF for an amount equal to the amount originally invested in the credit institution. If, after five years the credit institution has not repurchased the shares, an additional punitive payment will be applied to the shares. If the credit institution cannot repurchase the preference shares because it would not meet the capital adequacy requirements, the preference shares would be converted into ordinary shares at yet to be determined price.

        Approval of restructuring plan by the European Commission:    Any restructuring plan imposed by the FSF is required to comply with EU rules on state aid and be approved by decision of the European Commission ensuring that the credit institutions will restore viability at the end of the restructuring period, burden sharing of shareholders is achieved and distortion of competition is limited.

        The Memorandum provides also that other elements of the safety net for the financial sector will be strengthened. Corporate debt restructuring legislation, and the current proposal for a personal debt restructuring law, will be in line with international best practices, to ensure that credit discipline is maintained, that creditor and consumer rights are protected, and that relevant information concerning borrowers' track record is preserved.

        The Bank of Greece will implement intensified supervision and increase the resources dedicated to banking supervision. This will include an increase in the frequency and speed of data reporting, and the further development of a comprehensive framework for regularly stress-testing financial institutions. Staffing will be increased both for on-site inspections and off-site review, while also taking into account the new responsibilities of the Bank of Greece with respect to insurance supervision. Additional flexibility will be introduced in the management of human resources, and all Bank of Greece staff will be granted strong legal protection for actions performed in good faith.

The Hellenic Republic Bank Support Plan

        In November 2008, the Greek Parliament passed Greek Law 3723/2008 setting forth a EUR 28 billion support plan for the liquidity of the Greek economy, or the "Hellenic Republic bank support plan". The law was passed with the goal of strengthening Greek banks' capital and liquidity positions in an effort to safeguard the Greek economy from the adverse effects of the international financial crisis. Recently, the Hellenic Republic bank support plan was revised by Greek laws 3844/2010 and 3845/2010 and ministerial decision no. 132624/B.527, which, respectively, increased the return on the preference shares of the first pillar referred to below and amended the payment of dividends prohibition, increased the total amount that can be provided by the Hellenic Republic under the second pillar referred to below and extended the duration of the plan as a whole until June 30, 2010.

        The Hellenic Republic bank support plan, as currently applicable, is comprised of the following three pillars:

        The First Pillar:    Up to EUR 5 billion in non-dilutive capital designed to increase Tier I ratios. The capital will take the form of non-transferable voting redeemable preference shares with a 10% fixed return. The shares are to be redeemed at the issue price either within five years after their issuance or, at the election of a participating bank, earlier, with the approval of the Bank of Greece. In case they are not redeemed within five years from their issuance or no decision has been undertaken by the participating bank's general meeting of shareholders on redemption, the Greek Minister of Finance shall impose, pursuant to a recommendation by the Bank of Greece, a gradually cumulative increase of 2% per year on the 10% fixed return provided for during the first five years from the issuance of the shares to the Hellenic Republic. The issue price of the preference shares must be the nominal value of the common shares of the last issue of each bank. Pursuant to decision No. 54201/B2884 of the Minister of Finance, as currently applicable, the banks will be required to convert the preference shares into common shares or another class of shares if the redemption of the preference shares as above is impossible, because the Tier I capital of those banks after such redemption would be less than the level set by the Bank of Greece.

        The Second Pillar:    Up to EUR 30 billion in Hellenic Republic guarantees. The guarantees will guarantee for new borrowings (excluding interbank deposits) concluded until June 30, 2010 (whether in the form of debt instruments or otherwise) and with a maturity of three months to three years. These guarantees will be granted to banks that meet the minimum capital adequacy requirements set by the Bank of Greece as well as criteria set forth in Decision No. 54201/B2884 of the Minister of Finance, as currently applicable, regarding capital adequacy, market share size and maturity of liabilities and share in the mortgage and SME lending market. The terms under which guarantees will be granted to financial institutions are included in Decision No. 2/5121/2009 of the Minister of Finance.

        The Third Pillar:    Up to EUR 8 billion in debt instrument. These debt instruments will have maturities of less than three years and will be issued by the Public Debt Management Agency until June 30, 2010 to participating banks meeting the minimum capital adequacy requirements set by the Bank of Greece. The debt instruments bear no interest, are issued at their nominal value in denominations of EUR 1 million and are listed on the ATHEX. They are issued by virtue of a bilateral agreement executed between the participating bank and the Hellenic Republic. At the applicable termination date of the bilateral agreement (irrespective of the maturity date of the debt instruments) or at the date Greek Law 3723/2008 ceases to apply to a bank, the debt instruments must be repaid. The participating banks must use the debt instruments received only as collateral for refinancing, in connection with fixed facilities from the ECB or for purposes of interbank financing. The proceeds of liquidation of such instruments must be used to finance mortgage loans and loans to SMEs at competitive terms.

        Participating banks that utilize either the capital or guarantee facility will have to accept a government-appointed director. The director will be in addition to the existing directors of the participating banks and will have veto power on corporate decisions both at board and shareholder assembly level pertaining to directors and senior management compensation and dividend policy. However, the government-appointed director may only utilize its veto power following a decision of the Minister of Finance or if he considers that the relevant corporate decisions may jeopardize the interests of depositors or materially affect the solvency and effective operation of the participating bank. In addition, those banks will be required to limit maximum executive pay to that of the Governor of the Bank of Greece, and must not pay bonuses to senior management as long as they participate in the Hellenic Republic bank support plan. Also, during that period, dividend payouts for those banks will be limited to up to 35% of distributable profits of the participating bank (at the parent company level). According to Greek Law 3756/2009, as amended, participating banks may only distribute stock dividends in relation to financial years 2008 and 2009, which must not be from treasury shares, and may not purchase their own shares. These provisions do not apply to the payment of dividends in respect of preference shares issued by credit institutions and traded on foreign organized markets. See Item 8.A, "Consolidated Statements and Other Financial Information—Policy on Dividend Distributions".

        Furthermore, participating banks are obliged not to pursue commercial strategies, including advertising the support they receive from the plan in an attempt to compete favorably against competitors that do not enjoy the same protection. Participating banks are also obliged to avoid expanding their activities or pursuing other aims, in such a way that would lead to unjustifiable distortions of competition. To this end, the participating banks must ensure that the mean growth rate of their assets on a yearly basis will not exceed the highest of the following ratios:

  •
  the growth rate of the nominal GDP of the Hellenic Republic of the previous year; or

  •
  the mean annual asset growth rate of the banking sector of the period 1987-2007; or

  •
  the mean annual asset growth rate of the EU banking sector of the past six months.

        To oversee the implementation and regulation of the plan, Greek Law 3723/2008 provided for the establishment of a supervision council (the "Council"). The Council is chaired by the Minister of Finance. Members will include the Governor of the Bank of Greece, the Deputy Minister of Finance, who is responsible for the Greek General Accounting Office, and the government-appointed directors at each of the participating banks. The Council convenes on a monthly basis with a mandate to supervise the correct and effective implementation of the plan and ensure that the resulting liquidity is used for the benefit of the depositors, the borrowers and the Greek economy overall. Participating banks which fail to comply with the terms of the plan will be subject to certain sanctions, while the liquidity provided to them may be revoked in whole or in part.

        Towards the end of 2008, the Bank, along with Eurobank EFG, Alpha Bank, Piraeus Bank and ATE Bank, among others, announced that it would participate in the plan. The deadline for inclusion in the plan initially was February 1, 2009, but has subsequently been extended to June 30, 2010.

        The Bank agreed to participate in the plan at its inception although it believed that it had adequate liquidity and sound capital ratios. The Bank's main reasons for participating were:

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

        According to a resolution adopted by shareholders at an extraordinary General Meeting held on January 22, 2009, the Bank issued 70 million redeemable preference shares at a par value of EUR 5 each, with the cancellation of the preemptive rights of the existing shareholders in favor of the Hellenic Republic. The issue was fully subscribed by the Hellenic Republic, through the transfer by the latter to the Bank of an equivalent amount of Greek government bonds, in accordance with Greek Law 3723/2008. For more information concerning the effects of our participation in the Hellenic Republic bank support plan, see Item 10.J, "Relationship with the Hellenic Republic—Hellenic Republic as Shareholder".

        Of the other banks in Greece participating in the support plan, Eurobank EFG increased its share capital by EUR 950 million, Alpha Bank by EUR 940 million, Piraeus Bank by EUR 370 million, and ATE Bank by EUR 675 million, the Hellenic Postal Savings Bank by EUR 225 million and Attica Bank by EUR 100 million.

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

Restrictions on Enforcement of Collateral

        According to Greek law 3814/2010, the forced auctions launched either by credit institutions or by companies providing credit or by their assignees to satisfy claims equal to or less than EUR 200,000 are suspended until and including June 30, 2010. An amendment to the above has been submitted for a vote upon by the Greek parliament, which provides for the extension of the suspension until December 31, 2010.

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

        On November 9, 2007, the Bank applied to the Bank of Greece requesting authorization to implement the Basel II capital adequacy framework. Specifically, the Bank of Greece's approval was sought for permission to use:

  •
  the Foundation Internal Ratings-Based Approach with respect to its exposures to corporate customers, including specialized lending exposures, and

  •
  the Internal Ratings-Based Approach ("IRB") with respect to its mortgage portfolio, i.e. "receivables from individual customers, fully covered with real estate", as defined in Bank of Greece Governor's Act 2589/2007, Section B, §9a.

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

        In 2008, the European Commission submitted a Proposal for a Directive of the European Parliament and the European Council amending Directives 2006/48/EC and 2006/49/EC regarding banks affiliated with central institutions, certain own funds items, large exposures, supervisory arrangements, and crisis management, which led to the adoption of Directive 2009/111/EC of the European Parliament and of the Council of September 16, 2009. Greece is required to enact the laws, regulations and administrative provisions necessary to comply with this Directive by October 31, 2010, and shall implement these measures as from December 31, 2010.

        A number of regulatory initiatives have recently been proposed, which would significantly alter the Group's capital requirements. These proposed initiatives include:

  •
  EU Directive 2009/111/EC ("CRD II") (described in Part XI (Regulation and Supervision) of this Prospectus): CRD II is due to be implemented by December 31, 2010. In particular it will make changes to the criteria for assessing hybrid capital eligible to be included in Tier I Capital and may require the Group to replace, over a staged grandfathering period, existing capital instruments that do not fall within these revised eligibility criteria. Pending the transposition of CRD II into Greek law, there is still significant uncertainly around the interpretation and the implementation of CRD II as it relates to the Bank.

  •
  The EU Capital Requirements Directive III ("CRD III"): CRD III is currently subject to consultation and implementation of the rules is expected by January 1, 2011. It will introduce a number of changes in response to the recent and current market conditions, which may:

  –
  Increase the capital requirements for trading books to ensure that a bank's assessment of the risks connected with its trading book better reflects the potential losses from adverse market movements in stressed conditions;

  –
  Limit investments in re-securitizations and impose higher capital requirements for re-securitizations to make sure that banks take proper account of the risks of investing in such complex financial products; and

  –
  Increase disclosure standards.

  •
  In December 2009, the Basel Committee on Banking Supervision (the "Basel Committee"), a forum for regular co-operation on banking supervisory matters, published a consultation paper entitled "Strengthening the resilience of the banking sector". The consultation paper contains proposals to strengthen the global capital framework by, among other things, raising the quality of the Core Tier I Capital base in a harmonized manner (including through changes to the items which give rise to adjustments to that capital base), strengthening the risk coverage of the capital framework, promoting the build up of capital buffers, and introducing a global minimum liquidity standard for the banking sector. The consultation paper was open for consultation until April 16, 2010 and any changes are not expected to be implemented until after 2012.

  •
  In February 2010, the European Commission issued a public consultation document on further possible changes to the Capital Requirements Directive IV ("CRD IV") which is closely aligned with the proposals of December 16, 2009 from the Basel Committee.

  •
  The Solvency II Directive (Directive 2009/138/EC), adopted by the European Parliament on April 22, 2009 and endorsed by the Council of Ministers on May 5, 2009 is a fundamental review of the capital adequacy regime for the European insurance industry. When implemented (required by October 31, 2012) the capital structure and overall governance of the Group's life assurance business will alter significantly and this may have an impact on the capital structure of the Group.

Additional Reporting Requirements

        Following the adoption of Basel II guidelines, the Bank of Greece issued a Governor's Act (2606/2008) determining the new reporting requirements for credit institutions in Greece. The requirements included reports on the following:

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

  •
  information systems; and

  •
  other information.

        The new reporting framework was put into effect for data with reference date from March 31, 2008.

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

Deposit and Investment Guarantee Fund

        Pursuant to Greek Law 3746/2009, which replaced Greek Law 2832/2000, the Hellenic Deposit and Investment Guarantee Fund (the "HDIGF") was established for the purpose of providing compensation to persons who have deposited funds in bank accounts with credit institutions in the Hellenic Republic and to clients in relation to the provision of investment services by such credit institutions. All credit institutions established in the Hellenic Republic are obliged to participate in the compensation scheme available by virtue of the HDIGF. The HDIGF, which is a private entity, is administered jointly by the Bank of Greece, the Hellenic Bank Association, the Ministry of Finance, and the Association of Greek Cooperative Banks.

        The HDIGF is funded by annual contributions of participating credit institutions and cooperative banks. The level of each participant's annual contribution is generally determined according to certain percentages applied to the total amount of eligible deposits, as regards the deposit compensation scheme. If accumulated funds are not sufficient to cover the claimants whose deposits become unavailable, participants may be required to pay an additional contribution. However, this contribution may not exceed an amount equal to 300% of a bank's last annual contribution. This additional contribution is set off against the annual contributions of following years. Following adverse market developments, and based on the resolutions of the meeting of "ECOFIN" on October 7, 2008, the coverage level was set to EUR 100,000 until December 31, 2011, in accordance with Greek Law 3714/2008. Annual contributions of participating credit institutions and cooperative banks were accordingly increased by a factor of five. The deadline may be extended by decision of the Minister of Finance. The proposed level of coverage extended to credit institution clients relating to the provision of investment services was set at EUR 30,000.

Settlement of business and corporate debts

        Greek law 3816/2010, passed in January 2010, allows the settlement of amounts, which are either past-due and or performing, due to credit institutions by businesses and professionals. To take advantage of the relevant provisions, an application must have been submitted by the debtor to the relevant bank by April 15, 2010.

        Compound and delinquent interest not paid by January 26, 2010, is written-off for loans or debts up to EUR 1.5 million which became past-due after June 30, 2007 and up to January 26, 2010. For the first two years of the settlement period only interest is be paid. For loans or debts which became past-due after January 1, 2005 and up to June 30, 2007, there is an additional requirement to pay an amount equal to ten percent of the outstanding balance excluding compound and delinquent interest.

        Greek law 3816/2010 also allows the settlement of debts which are not yet past due and the outstanding balance of which does not exceed EUR 350 thousand. The settlement arrangement may provide for a grace period with no interest and capital payment, and an extension of the contractual life of the loan by three years.

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

        Furthermore, the Bank of Greece, in light of the recent developments in transaction practices and in the range of services and products offered by supervised institutions, has issued Decision

No. 285/6/09.07.2009, which provides an updated indicative typology of unusual or suspicious transactions within the meaning of the Law 3691/2008.

        In addition, the Bank of Greece issued Decision No. 290/12/11.11.2009 on the "Framework governing the imposition of administrative sanctions by the Bank of Greece on supervised institutions in accordance with Article 52 of Law 3691/2008" with the aim to specify the degree of importance of the individual obligations of institutions supervised by the Bank of Greece, their managers and staff, by type of obligation and the criteria for specifying the administrative sanctions to be imposed on the obligated persons, in cases of non-compliance with their obligations arising from the legislation in force.

        Similarly, the HCMC pursuant to Law 3691/2008 as well as FATF's 40 Recommendations and 9 Special Recommendations, issued Decision 1/506/8.4.2009 on the prevention of the use of the financial system for the purpose of money laundering and financing terrorism and Circular 41 on the indicative typology of suspicious transactions relating to money laundering or terrorist financing.

        Within the same framework, the Private Insurance Supervisory Committee published Rule No. 154/5A/31.08.2009, which aims at the prevention of the use of the financial system in Greece for the purpose of money laundering and financing terrorism in relation to:(a) life insurance activities (with the exception of life insurance activity type IV, ie. accident, disease),(b) life insurance intermediation activities and (c) provision of investment related services, such as credit or financial products services in the Greek market, undertaken by Greek or foreign companies.

        Finally, according to the country's recent interim evaluation by FATF (published in March 2010), Greece has reached a good level of compliance with most of the core recommendations. However, progress in compliance with the key recommendations is more heterogeneous. As a conclusion, the report notes that, should Greece resolve the remaining issues related to three particular recommendations and the effectiveness of supervision by June 2010, the FATF could discuss making Greece again subject to regular (instead of reinforced) follow-up.

Equity Participation by Banks

        Banks must follow certain procedures regarding holdings in other companies. Under Greek Law 3601/2007, credit institutions may not have a qualifying holding, the amount of which exceeds 15% of its own funds in an undertaking, that is not a credit institution, a financial institution, an insurance or re-insurance company, an investment firm or an undertaking carrying on activities which are a direct extension of banking or concern services ancillary to banking. The total amount of a credit institution's qualifying holdings in such undertakings may not exceed 60% of its own funds. A "qualifying holding" means a direct or indirect holding in an undertaking which represents 10% or more of the capital or the voting rights, or which makes it possible to exercise a significant influence over the management of that undertaking.

        To calculate these thresholds, the following shares or holdings are not taken into account:

  (a)
  shares or holdings that are held by the credit institution as a result of credit support to an undertaking in distress for a period of one year (that may be extended for one more year following a resolution of the Bank of Greece);

  (b)
  shares or holdings that are held as a result of underwriting services provided by the credit institution for a period of six months following the end of the subscription period;

  (c)
  shares or holdings that are held on behalf of a third party; and

  (d)
  shares or holdings included in the trading book of the credit institution.

        The above thresholds or the time limits referred to above may be exceeded in exceptional cases following a decision of the Bank of Greece to that effect, provided that the credit institution either increases its own funds or takes equivalent measures. The Bank of Greece may also allow the thresholds and the time limits to be exceeded, provided that the excess is fully covered by own funds, which are not taken into account for the calculation of the capital adequacy ratio.

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

        Prior approval for the acquisition or increase of a qualifying holding is not required in any of the following circumstances:

  (a)
  If the value of the qualifying holding does not exceed, in the aggregate, taking into account any increases effected within the same calendar year, 2% of the credit institution's own funds, as calculated on the basis of the data for the immediately preceding calendar quarter.

  (b)
  If the value of the qualifying holding amounts to, in the aggregate, and, taking into account any increases effected within the same calendar year, between 2% and 5% of its own funds as calculated on the basis of the data for the immediately preceding calendar quarter, provided that:

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

  (c)
  If the acquisition or increase of the qualifying holding:

  •
  is a result of investments made by investment companies of Greek Law 3371/2005 or real estate investment companies of Greek Law 2778/1999; or

  •
  is the result of underwriting services provided by the credit institution for a period of six months following the end of the subscription period; or

  •
  is effected without the direct or indirect disposal of funds, with the exception of exchange of shares in case of credit institutions' mergers (in which case, the provisions of paragraphs (a) and (b) above apply);

    The value of qualifying holdings under paragraph (c) is not taken into account for the calculation of the qualifying holdings for the purposes of paragraphs (a) and (b) above.

  (d)
  If the acquisition or increase of the qualifying holding in an undertaking is supervised by the Bank of Greece, provided that such holding is subject to approval pursuant to the general provisions regarding the establishment and operation of such undertaking and the suitability of its shareholders. The value of such qualifying holding is not taken into account for the calculation of the qualifying holdings for the purposes of paragraphs (a) and (b) above.

        Subject to EU regulations, new and significant holdings (concentrations) must be reported to the Greek Competition Commission according to Greek Law 703/1977, as in force.

        The HCMC and the ATHEX must be notified once certain ownership thresholds are crossed with respect to listed companies. See Item 9.C, "Markets—The Athens Exchange (ATHEX)".

Strategy

        We believe our success so far is the result of measured organic expansion combined with carefully considered strategic acquisitions, most notably our acquisition of Finansbank. Our focus has been on high-growth countries in the region with traditional ties to Greece and a European orientation. Moreover, the current challenging environment has confirmed the prudence of the Bank's historically conservative approach to risk management and its continued efforts to contain costs. Combined with the inherent advantages of our strong liquidity position and capital base, the Bank has a powerful platform to implement its strategic vision as the economic environment improves from the unprecedented current difficult economic conditions.

        Enhancing liquidity and capital adequacy.    Given the greater challenges now facing the Greek economy, an immediate objective of the Group will be to maintain strong liquidity. To this end, the Group focusing on securing deposits so as to strengthen its leading position in deposits in Greece. In addition, we aim to leverage our broad networks so as to increase our market share of retail and corporate deposits in the SEE region and, accordingly, allow our subsidiaries to increasingly meet the funding needs of our loan books from domestic funding sources. The Group also is aiming at enhancing existing liquidity by leveraging its assets further, including through the issuance of covered bonds. Finally, in conjunction with other major Greek banks, we decided to participate in the reactivation of the liquidity enhancement program provided by the Greek bank support plan, originally launched in 2008.

        Enhancing operational efficiency.    We are improving operational efficiency by reducing our domestic operating costs. In addition, we intend to improve the operating efficiency of our international operations, particularly in Turkey, through organic expansion as the economies of Turkey and SEE show signs of accelerating recovery.

        Active management of loans in arrears.    We have several types of loan restructuring products that cater to all retail and business banking customers. We intend to restructure approximately EUR 1 billion aggregate principal amount of loans in 2010 to facilitate repayment by our financially healthy customers, while also making efforts to improve the effectiveness of our mechanisms for recovering overdue loans. In response to the economic crisis, we have reviewed and tightened our credit approval criteria. We follow market trends while retaining a conservative approach.

        Sustaining the momentum of business growth in our neighboring economies.    We expect that credit is likely to continue to expand in Turkey and SEE in 2010 and 2011 in line with strengthening deposits in those markets. To this end, Finansbank intends to open 75 more branches in Turkey in 2010. We intend to continue expansion of our extensive SEE network as soon as there are more concrete signs that the region has returned to a growth trajectory. In essence, further expansion of these investments constitutes part of our medium-term strategy, which involves the provision of management assistance to support the growth of our subsidiaries in their pursuit of organic growth.

        We believe the contribution of our international business to the Group promotes stability by diversifying our activities. In particular, credit expansion in Turkey and the SEE region, combined with the eventual improvement in the outlook for Greece, should help sustain core revenues and absorb the cost of provisions in Greece thereby maintaining the strong capital position of the Group to the benefit of our shareholders.

C.    Organizational Structure

        Set forth below is a chart indicating the individual companies within the Group and the participation (direct and indirect) in each company at December 31, 2009.

Primary Operating Area	Country of incorporation	Direct	Indirect	Total
Corporate & Investment Banking
Ethniki Leasing S.A.	Greece	93.33%	6.67%	100.00%
Ethniki Factors S.A.	Greece	100.00%	—	100.00%
Eterika Plc(1)	UK	—	—	—
Titlos Plc(1)	UK	—	—	—
Retail Banking
Revolver APC Limited(1)	UK	—	—	—
Revolver 2008-1 PLC(1)	UK	—	—	—
Turkish Operations
Finansbank A.S	Turkey	77.22%	17.58%	94.80%
Finans Leasing A.S	Turkey	2.55%	56.17%	58.72%
Finans Invest A.S	Turkey	0.20%	94.52%	94.72%
Finans Portfolio Management A.S	Turkey	0.01%	94.71%	94.72%
Finans Investment Trust A.S	Turkey	5.30%	76.80%	82.10%
IB Tech A.S	Turkey	—	94.71%	94.71%
Finans Consumer Finance A.S.	Turkey	—	94.79%	94.79%
Finans Factoring A.S.	Turkey	—	94.79%	94.79%
NBG (Malta) Holdings Ltd (formerly Finans (Malta) Holdings Ltd)	Malta	—	100.00%	100.00%
NBG Bank (Malta) Ltd (formerly Finansbank (Malta) Ltd)	Malta	—	100.00%	100.00%
International
The South African Bank of Athens Ltd	South Africa	94.32%	5.35%	99.67%
National Bank of Greece (Cyprus) Ltd.	Cyprus	100.00%	—	100.00%
National Securities Co (Cyprus) Ltd	Cyprus	—	100.00%	100.00%
NBG Management Services Ltd	Cyprus	100.00%	—	100.00%
Stopanska Banka A.D. (Skopje)	FYROM	73.04%	—	73.04%
United Bulgarian Bank A.D.—Sofia (UBB)	Bulgaria	99.91%	—	99.91%
UBB Asset Management	Bulgaria	—	99.92%	99.92%
UBB Insurance Broker	Bulgaria	—	99.93%	99.93%
UBB Factoring E.O.O.D.	Bulgaria	—	99.91%	99.91%
Interlease E.A.D.	Bulgaria	100.00%	—	100.00%
Interlease Auto E.A.D.	Bulgaria	—	100.00%	100.00%
ETEBA Bulgaria A.D	Bulgaria	92.00%	8.00%	100.00%
Banca Romaneasca S.A.	Romania	89.07%	—	89.07%
NBG Leasing IFN S.A.	Romania	100.00%	—	100.00%
Vojvodjanska Banka a.d. Novi Sad	Serbia	100.00%	—	100.00%
NBG Leasing d.o.o. Belgrade	Serbia	100.00%	—	100.00%
NBG Services d.o.o. Belgrade	Serbia	—	100.00%	100.00%

Primary Operating Area	Country of incorporation	Direct	Indirect	Total
Global Markets & Asset Management
National Securities S.A (formerly National P&K Securities S.A.)	Greece	100.00%	—	100.00%
NBG Asset Management Mutual Funds S.A.	Greece	81.00%	19.00%	100.00%
NBG Greek Fund Ltd.	Cyprus	100.00%	—	100.00%
NBG Finance Plc	UK	100.00%	—	100.00%
NBG Finance (Dollar) Plc	UK	100.00%	—	100.00%
NBG Finance (Sterling) Plc	UK	100.00%	—	100.00%
NBG International Ltd	UK	100.00%	—	100.00%
NBG International Inc. (NY)	USA	—	100.00%	100.00%
NBGI Private Equity Ltd	UK	—	100.00%	100.00%
NBGI Private Equity S.A.S	France	—	100.00%	100.00%
ETEBA Romania S.A.	Romania	100.00%	—	100.00%
NBG Asset Management Luxemburg S.A	Luxemburg	94.67%	5.33%	100.00%
NBGI Private Equity Funds	UK	—	100.00%	100.00%
CPT Investments Ltd	Cayman Islands	50.10%	—	50.10%
Insurance
NBG Bancassurance S.A.	Greece	99.70%	0.30%	100.00%
Ethniki Hellenic General Insurance S.A.	Greece	100.00%	—	100.00%
National Insurance Brokerage S.A.	Greece	—	95.00%	95.00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	—	100.00%	100.00%
Ethniki General Insurance (Cyprus) Ltd	Cyprus	—	100.00%	100.00%
S.C. Garanta Asigurari S.A.	Romania	—	94.96%	94.96%
Audatex Hellas S.A.	Greece	—	70.00%	70.00%
Finans Pension AS	Turkey	—	94.79%	94.79%
Other
Ethniki Kefalaiou S.A.	Greece	100.00%	—	100.00%
NBG Property Services S.A.	Greece	100.00%	—	100.00%
Pronomiouhos S.A. Genikon Apothikon Hellados	Greece	100.00%	—	100.00%
Innovative Ventures S.A. (I-Ven) (under liquidiation)	Greece	—	100.00%	100.00%
Astir Palace Vouliagmenis S.A.	Greece	85.35%	—	85.35%
Grand Hotel Summer Palace S.A.	Greece	100.00%	—	100.00%
NBG Training Center S.A.	Greece	100.00%	—	100.00%
Ethnodata S.A.	Greece	100.00%	—	100.00%
KADMOS S.A	Greece	100.00%	—	100.00%
DIONYSOS S.A.	Greece	99.91%	—	99.91%
EKTENEPOL Construction Company S.A.	Greece	100.00%	—	100.00%
Protypos Mortgage, Touristic S.A.	Greece	100.00%	—	100.00%
Hellenic Touristic Constructions S.A.	Greece	77.76%	—	77.76%
Ethnoplan S.A.	Greece	—	100.00%	100.00%
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	100.00%	—	100.00%
NBG Pangaea Real Estate Investment Company.	Greece	100.00%	—	100.00%
NBG International Holdings BV	The Netherlands	100.00%	—	100.00%

(1)
VIE in which the Bank has a beneficial interest

D.    Property, Plant and Equipment

        As at December 31, 2009, the Group owned approximately 2,244 properties, approximately 1,655 of which are buildings. These properties are, for the most part, held free of encumbrances. Most of our properties are attributable to our branches and offices through which we maintain our customer relationships and administer our operations. Most of our other properties have been acquired as a result of foreclosure on the collateral of defaulted loans. There are no environmental issues of which we are aware of that may affect the Bank's utilization of our real estate assets.

        The Group's real estate portfolio was recorded at a net book value of EUR 736.2 million as at December 31, 2009, which is included in the U.S. GAAP Financial Statements under "premises and equipment". Those of our properties that have been acquired as a result of foreclosure on the collateral of defaulted loans had a book value of EUR 158.1 million as at December 31, 2009, and are included under "Other assets" in the Group's U.S. GAAP Financial Statements. Management believes that the current aggregate market value of real estate assets exceeds their book value. This opinion is supported by the recent valuation for 241 properties transferred to NBG Pangaea (see Item 4.B, "Business Overview—Other—Real Estate Management"). We are not always able to realize the full market value of real estate which we are required to or wish to dispose of because of variations in the property market and legal impediments to the open market sale of such property. However, in order to expedite the process of divesting these non-core assets, we have simplified the auction process and have established a subsidiary, Ethniki Kefalaiou S.A., which acquires from the Bank and other Group companies certain real estate assets with the sole purpose of realizing more efficiently the value of such assets for the Group. For more information on the Group's management of its properties see Item 4.B, "Business Overview—Other—Real Estate Management".

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

Average Balances and Interest Rates

        The following tables set forth the average balances of our assets and liabilities for the years ended December 31, 2007, 2008 and 2009, from our domestic and foreign activities, and, for interest-earning assets and interest-bearing liabilities, provide the amount of interest earned or paid and the average rate of such interest for such asset or liability, as applicable. Where available, the Group calculates the average balances for certain line items on the basis of daily averages. To the extent that daily information is not available for other balances and without causing undue burden or expense, the Group utilizes quarterly, monthly or annual balances.

	Year ended December 31,
	2007			2008			2009
	Average Balance	Interest	Average Rate %	Average Balance	Interest	Average Rate %	Average Balance	Interest	Average Rate %
	(EUR in thousands, except percentages)
Domestic:
Assets:
Cash and due from banks	975,027	—	—	1,723,346	—	—	897,315	—	—
Deposits with central bank	892,425	35,431	3.97%	1,038,994	42,925	4.13%	1,196,929	14,765	1.23%
Securities purchased under agreements to resell	116,277	143	0.12%	89,060	167	0.19%	292,096	3,585	1.23%
Interest bearing deposits with banks	2,063,211	104,792	5.08%	2,055,737	80,439	3.91%	433,846	4,112	0.95%
Money market investments	106,060	4,760	4.49%	121,187	6,579	5.43%	768,470	11,603	1.51%
Trading and derivative assets and financial instruments marked to market through P&L	12,204,000	484,558	3.97%	10,838,477	447,938	4.13%	3,679,548	138,582	3.77%
Available for sale securities, at fair value	2,968,157	95,486	3.22%	4,650,773	253,905	5.46%	12,485,974	515,223	4.13%
Held to maturity securities	—	—	—	24,675	785	3.18%	346,171	5,235	1.51%
Loans	33,764,736	2,207,829	6.54%	41,530,272	2,613,203	6.29%	52,748,951	2,509,273	4.76%
Less: Allowance for loan losses	(923,337)	—	—	(790,135)	—	—	(1,184,167)	—	—

Net loans	32,841,399	—	—	40,740,137	—	—	51,564,784	—	—
Goodwill, software and other intangible assets	287,347	—	—	426,727	—	—	445,028	—	—
Premises and equipments, net	646,177	—	—	726,061	—	—	766,820	—	—
Accrued interest receivable	430,716	—	—	785,398	—	—	873,049	—	—
Other assets	962,195	18,147	1.89%	2,434,368	12,561	0.52%	2,555,317	16,443	0.64%

Total Assets	54,492,991	2,951,146	5.42%	65,654,940	3,458,502	5.27%	76,305,347	3,218,821	4.22%

Liabilities:
Total Deposits	45,005,494	940,849	2.09%	54,662,567	1,377,231	2.52%	69,412,348	1,144,522	1.65%
Securities sold under agreements to repurchase	179,347	9,642	5.38%	139,060	7,882	5.67%	258,591	5,000	1.93%
Other borrowed funds and derivative liabilities	541,143	840	0.16%	716,657	424	0.06%	1,450,552	3,904	0.27%
Accounts payable, accrued expenses, insurance reserves and other liabilities	4,646,932	1,808	0.04%	5,064,374	1,249	0.02%	5,058,185	2,913	0.06%
Long-term debt	1,522	26	1.71%	—	—	—	26,248	1,148	4.37%

Total Liabilities	50,374,438	953,165	1.89%	60,582,658	1,386,786	2.29%	76,205,924	1,157,487	1.52%

	Year ended December 31,
	2007			2008(1)			2009
	Average Balance	Interest	Average Rate %	Average Balance	Interest	Average Rate %	Average Balance	Interest	Average Rate %
	(EUR in thousands, except percentages)
Foreign:
Assets:
Cash and due from banks	178,028	—	—	1,103,905	—	—	326,142	—	—
Deposits with central bank	1,380,163	43,835	3.18%	1,406,400	16,007	1.14%	1,559,913	14,897	0.95%
Securities purchased under agreements to resell	2,784,332	121,083	4.35%	1,818,891	95,335	5.24%	909,450	24,968	2.75%
Interest bearing deposits with banks	2,424,139	201,390	8.31%	1,436,504	151,872	10.57%	1,761,217	59,403	3.37%
Money market investments	179,008	10,246	5.72%	139,784	11,961	8.56%	166,986	8,375	5.02%
Trading and derivative assets and financial instruments marked to market through P&L	819,553	33,197	4.05%	749,806	43,213	5.76%	944,433	47,138	4.99%
Available for sale securities, at fair value	1,968,666	276,872	14.06%	2,541,928	349,124	13.73%	2,913,644	320,857	11.01%
Held to maturity securities	—	—	—	70,967	2,267	3.19%	91,794	4,190	4.56%
Loans	14,741,552	1,967,487	13.35%	20,630,302	2,560,784	12.41%	21,293,466	2,530,652	11.88%
Less: Allowance for loan losses	(203,870)	—	—	(250,636)	—	—	(554,496)	—	—

Net loans	14,537,682	—	—	20,379,666	—	—	20,738,970	—	—
Goodwill, software and other intangible assets	3,626,877	—	—	3,470,939	—	—	3,333,435	—	—
Premises and equipments, net	222,818	—	—	408,186	—	—	241,055	—	—
Accrued interest receivable	59,950	—	—	341,623	—	—	81,344	—	—
Other assets	558,500	984	0.18%	482,778	6,012	1.25%	601,752	2,079	0.35%

Total Assets	28,739,716	2,655,094	9.24%	34,351,377	3,236,575	9.42%	33,670,135	3,012,559	8.95%

Liabilities:
Total Deposits	18,754,207	1,091,155	5.82%	17,900,695	1,327,454	7.42%	18,466,817	988,985	5.36%
Securities sold under agreements to repurchase	5,228,666	249,015	4.76%	4,472,951	252,640	5.65%	3,930,719	85,052	2.16%
Other borrowed funds and derivative liabilities	705,569	54,896	7.78%	700,884	31,915	4.55%	840,160	30,340	3.61%
Accounts payable, accrued expenses, insurance reserves and other liabilities	600,984	1,412	0.23%	1,082,944	203	0.02%	516,999	255	0.05%
Long-term debt	5,449,454	270,241	4.96%	5,299,199	290,943	5.49%	3,978,243	182,996	4.60%

Total Liabilities	30,738,880	1,666,719	5.42%	29,456,673	1,903,155	6.46%	27,732,938	1,287,628	4.64%

(1)
2007 foreign average balances were increased by our acquisition of Vojvodjanska and the full weighting of Finansbank's assets and liabilities.

Analysis of Changes in Net Interest Income before provision for loan loss—Volume and Rate Analysis

        The following tables analyze the change in our net interest income before provision for loan losses attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities, and changes in their respective interest rates for the periods presented from our operations. Amounts due to changes in volume have been calculated by multiplying the change in volume during the year times the average rate for the preceding year. Amounts due to changes in rates have been calculated by multiplying the change in the current year average rate times the volume of the current year.

	2008 vs 2007
	Greek			Foreign
	Total interest change	Due to change in volume	Due to change in interest rate	Total interest change	Due to change in volume	Due to change in interest rate
	(EUR in thousands)
ASSETS
Deposits with central bank	7,494	5,819	1,675	(27,828)	833	(28,661)
Securities purchased under agreements to resell	24	(33)	57	(25,748)	(41,984)	16,236
Interest bearing deposits with banks	(24,353)	(380)	(23,973)	(49,518)	(82,050)	32,532
Money market investments	1,819	679	1,140	1,715	(2,245)	3,960
Trading assets and financial instruments marked to market through P&L	(36,620)	(81,354)	44,734	10,016	(10,104)	20,120
Available-for-sale, at fair value and held to maturity securities	159,204	54,130	105,074	74,519	80,623	(6,104)
Loans	405,374	507,778	(102,404)	593,297	785,944	(192,647)
Other assets	(5,586)	27,765	(33,351)	5,028	(133)	5,161

Total Assets	507,356	514,404	(7,048)	581,481	730,884	(149,403)

LIABILITIES
Total deposits	436,382	201,883	234,499	236,299	(49,659)	285,958
Securities sold under agreements to repurchase	(1,760)	(2,166)	406	3,625	(35,991)	39,616
Other borrowed funds	(416)	(423)	7	(22,981)	(9,594)	(13,387)
Accounts payable, accrued expenses and other liabilities	(559)	163	(722)	(1,209)	1,182	(2,391)
Long-term debt	(26)	(26)	—	20,702	(7,451)	28,153

Total Liabilities	433,621	199,431	234,190	236,436	(101,513)	337,949

	2009 vs 2008
	Greek			Foreign
	Total interest change	Due to change in volume	Due to change in interest rate	Total interest change	Due to change in volume	Due to change in interest rate
	(EUR in thousands)
ASSETS
Deposits with central bank	(28,160)	6,525	(34,685)	(1,110)	1,747	(2,857)
Securities purchased under agreements to resell	3,418	381	3,037	(70,367)	(47,667)	(22,700)
Interest bearing deposits with banks	(76,327)	(63,463)	(12,864)	(92,469)	34,330	(126,799)
Money market investments	5,024	35,140	(30,116)	(3,586)	2,328	(5,914)
Trading assets and financial instruments marked to market through P&L	(309,356)	(351,403)	42,047	3,925	3,689	236
Available-for-sale, at fair value and held to maturity securities	265,768	437,984	(172,216)	(26,344)	51,719	(78,063)
Loans	(103,930)	705,911	(809,841)	(30,132)	82,317	(112,449)
Other assets	3,882	624	3,258	(3,933)	1,482	(5,415)

Total Assets	(239,681)	771,699	(1,011,380)	(224,016)	129,945	(353,961)

LIABILITIES
Total deposits	(232,709)	371,623	(604,332)	(338,469)	41,982	(380,451)
Securities sold under agreements to repurchase	(2,882)	6,775	(9,657)	(167,588)	(30,626)	(136,962)
Other borrowed funds	3,480	5,043	(1,563)	(1,575)	22,933	(24,508)
Accounts payable, accrued expenses and other liabilities	1,664	(36)	1,700	52	(111)	163
Long-term debt	1,148	—	1,148	(107,947)	(72,525)	(35,422)

Total Liabilities	(229,299)	383,405	(612,704)	(615,527)	(38,347)	(577,180)

Interest Earning Assets—Net Interest Margin

        The following table shows the levels of average interest earning assets and total interest income and net interest income before provision for loan losses of the Group and the net interest margin for each of the periods indicated from domestic and foreign activities. This information is derived from the table of average balance and interest rates above and is based on the Group's U.S. GAAP Financial Statements.

	Year ended December 31,
	2007	2008	2009
	(EUR in thousands, except percentages)
Domestic:
Average interest earning assets	52,153,724	61,309,962	71,832,098
Total interest income	2,951,146	3,458,502	3,218,821
Average interest bearing liabilities	48,010,095	57,855,846	72,899,188
Total interest expense	953,165	1,386,786	1,157,487
Net interest income before provision for loan losses	1,997,981	2,071,716	2,061,334
Net interest margin(1)	3.83%	3.38%	2.87%
Foreign:
Average interest earning assets	24,652,043	28,847,028	29,362,510
Total interest income	2,655,094	3,236,575	3,012,559
Average interest bearing liabilities	30,446,277	29,072,898	27,488,661
Total interest expense	1,666,719	1,903,155	1,287,628
Net interest income before provision for loan losses	988,375	1,333,420	1,724,931
Net interest margin(1)	4.01%	4.62%	5.87%

(1)
Net interest margin represents net interest income before provision for loan losses divided by average interest earning assets.

Return on Equity and Assets

        The following table presents certain selected financial information and ratios for the Group for the periods indicated from operations:

	Year ended December 31,
	2007	2008	2009
	(EUR in thousands, except percentages)
Net interest income before provision for loan losses	2,986,356	3,405,136	3,786,265
Net income	1,383,798	903,088	589,281
Net income attributable to NBG shareholders	1,318,791	821,424	527,049
Average total assets	83,232,707	100,006,317	109,975,482
Average NBG shareholders' equity(1)	5,982,742	6,238,255	7,099,632
Net interest income before provision for loan losses as a percent of:
Average total assets	3.59%	3.40%	3.44%
Average NBG shareholders' equity(1)	49.92%	54.58%	53.33%
Net income as a percent of:
Average total assets	1.66%	0.90%	0.54%
Net income attributable to NBG shareholders as a percent of:
Average NBG shareholders' equity(1)	22.04%	13.17%	7.42%
Average NBG shareholders' equity to average total assets	7.19%	6.24%	6.46%
Dividend payout ratio(2)	12.43%	—	—

(1)
Average NBG shareholders' equity is calculated as the arithmetical average of NBG shareholders' equity at the beginning of the year and the end of the year.

(2)
Dividend payout ratio is the percentage of net profit attributable to ordinary shareholders as cash dividends during a given period. It is computed by dividing dividends declared and paid per share by net profit attributable to NBG ordinary shareholders per share. The dividend payout ratio was calculated by using Group profits computed in accordance with the IFRS.

Assets

Securities Portfolio

        On December 31, 2009, the Group's securities had a carrying value of EUR 20.2 billion, representing 17.9% of the Group's total assets of which sovereign securities accounted for EUR 16.1 billion, or 79.3% of the Group's securities portfolio. In preparing the U.S. GAAP Financial Statements, the Group classified its securities as required by U.S. GAAP according to the following categories: trading, AFS and held-to-maturity ("HTM").

        The Group holds a significant amount of financial instruments issued by the Greek government. The market (and book) value of these financial instruments held by the Group (which includes securities held in our trading, AFS and HTM portfolios) on December 31, 2009 was EUR 11.4 billion and represented 10.1% of assets and 125.2% of total equity.

        Furthermore, on December 31, 2009, the Group held debt securities rated AAA, issued by Germany, France, USA and the European Investment Bank (classified as trading, AFS, or HTM) with market and book value of EUR 506.8 million and EUR 499.5 million respectively, and through its subsidiaries Finansbank and NBG Bank (Malta) Ltd, held securities issued by the Republic of Turkey (classified as money market investments, trading or AFS) with market (and book) value of EUR 2.6 billion.

        Other than Greek government or government guaranteed securities and securities issued by the Republic of Turkey, no other single issuer accounts for over 10% of the Group's equity.

        The Group's equity portfolio comprises proprietary investment activities on the ATHEX as well as equities obtained in loan foreclosure actions and workouts. As part of our aim to restructure our operations, the Group has been strategically divesting our holdings in non-core businesses. In 2007 we had revenues of EUR 406.2 million, of which EUR 321.6 million represented the disposal of our investment in the AGET Heracles Cement Company, EUR 80.1 million from the disposal of our investment in Hellenic Exchanges S.A., EUR 2.6 million from the disposal of our investment in Elsa S.A., EUR 1.7 million from the disposal of our investment in P&K Mutual Fund Management and EUR 0.2 million from the disposal of our investment in Karriera and Zymi. In 2009 the Bank disposed 20% of its participation in Social Securities Funds Management S.A. reducing its participation from 40% to 20% for a consideration of EUR 1.3 million and disposed of its investment in Phosphoric Fertilizers Industry S.A. for a consideration of EUR 18.9 million, EUR 2.6 million of which has been deposited in an escrow account to set off contingent liabilities. For more information on the Group's divestitures see Item 4.A, "History and Development of the Company".

        The following table sets forth the cost and fair value of each type of the Group's debt and equity assets held for trading on December 31, 2007, 2008 and 2009:

	Year ended December 31,
	2007		2008		2009
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(EUR in thousands)
Trading Account Securities
Greek government bonds	5,571,822	5,553,981	971,181	956,126	2,100,714	2,070,858
Debt securities issued by other governments and public entities	244,249	248,920	809,151	822,742	182,122	194,986
Debt securities issued by Greek financial institutions	143,446	142,066	16,224	14,949	180,898	175,933
Debt securities issued by foreign financial institutions	135,978	135,548	67,553	47,864	403,939	344,022
Equity securities issued by Greek companies	88,020	86,689	6,775	4,488	28,414	29,692
Equity securities issued by foreign companies	25,052	25,106	6,474	3,679	6,385	7,682
Other	493,931	486,324	218,051	206,741	340,258	344,567

Total	6,702,498	6,678,634	2,095,409	2,056,589	3,242,730	3,167,740

Financial instruments marked to market through the profit and loss	5,645,766	5,692,692	—	—	—	—

        The following table sets forth the amortized cost and fair value as well as gross unrealized gains and losses of each type of the Group's AFS and HTM securities on December 31, 2007, 2008 and 2009:

	Year ended December 31,
	2007				2008				2009
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(EUR in thousands)
Available-for-sale securities
Greek government bonds	1,306,507	2,123	(62,610)	1,246,020	7,671,181	11,916	(443,715)	7,239,382	9,945,165	20,264	(661,831)	9,303,598
Debt securities issued by other governments and public entities	2,048,445	47,842	(12,481)	2,083,806	2,622,413	25,422	(43,982)	2,603,853	3,195,125	64,961	(37,636)	3,222,450
Corporate debt securities issued by companies incorporated in Greece	100,505	78	(1,634)	98,949	318,654	242	(45,465)	273,431	924,228	4,159	(73,897)	854,490
Corporate debt securities issued by companies incorporated outside Greece	490,046	2,718	(30,047)	462,717	1,691,506	1,014	(328,337)	1,364,183	1,587,378	22,443	(92,964)	1,516,857
Equity securities issued by companies incorporated in Greece	175,415	5,060	(9,391)	171,084	353,372	25	(192,215)	161,182	221,689	957	(1,636)	221,010
Equity securities issued by companies incorporated outside Greece	95,186	29,998	(117)	125,067	101,764	4,625	(3,079)	103,310	44,542	6,030	(1,699)	48,873
Mutual fund units	357,951	11,294	(6,661)	362,584	579,724	1,355	(75,579)	505,500	588,759	4,068	(19,409)	573,418

Total available-for-sale securities	4,574,055	99,113	(122,941)	4,550,227	13,338,614	44,599	(1,132,372)	12,250,841	16,506,886	122,882	(889,072)	15,740,696

Held to maturity securities	—	—	—	—	130,548	7,648	(5,277)	132,919	99,604	6,841	(6,251)	100,182

        As of December 31, 2008 and 2009, the Group held nil U.S. federal debt securities.

        The following table sets forth the book value of the Group's securities by maturity on December 31, 2009:

	Year ended December 31, 2009
	Within one year or less			After one year through five years			After five years through ten years			After ten years
	Amortized Cost	Weighted average yield	Fair Value	Amortized Cost	Weighted average yield	Fair Value	Amortized Cost	Weighted average yield	Fair Value	Amortized Cost	Weighted average yield	Fair Value
	(EUR in thousands, except percentages)
Trading account securities:
Greek government and agencies	87,612	2.12%	87,659	1,177,586	2.81%	1,177,072	530,720	5.29%	520,500	304,796	5.17%	285,627
Debt securities issued by other governments and public entities	20,653	7.31%	29,048	97,994	6.31%	102,230	34,772	3.22%	35,027	28,703	5.28%	28,681
Debt securities issued by Greek financial institutions	—	—	—	179,840	6.43%	175,385	—	—	—	1,058	2.74%	548
Debt securities issued by foreign financial institutions	14,205	1.07%	13,632	201,032	10.63%	187,039	162,980	18.08%	134,077	25,722	0.23%	9,274
Corporate debt securities issued by Greek companies	—	—	—	81,032	4.98%	83,519	74,559	5.41%	76,821	—	—	—
Corporate debt securities issued by foreign companies	12,092	3.27%	12,374	99,821	4.33%	100,668	52,564	4.92%	51,944	1,050	4.74%	663

Total trading account securities	134,562	2.91%	142,713	1,837,305	4.38%	1,825,913	855,595	7.63%	818,369	361,329	4.82%	324,793

Available-for-sale securities:
Greek government and agencies	191,451	3.55%	193,403	3,170,485	3.77%	3,112,067	3,030,937	3.04%	2,864,161	3,552,292	4.13%	3,133,967
Debt securities issued by other governments and public entities	972,502	11.36%	980,496	1,624,423	8.31%	1,656,849	523,598	2.67%	508,722	74,603	4.88%	76,384
Corporate debt securities issued by companies incorporated in Greece	69,578	2.98%	69,621	404,516	3.74%	399,297	242,378	3.18%	231,183	207,756	3.46%	154,389
Corporate debt securities issued by companies incorporated outside Greece	97,252	1.60%	97,520	610,931	5.90%	610,729	727,010	6.18%	700,778	152,185	5.90%	107,830

Total available-for-sale securities	1,330,783	9.09%	1,341,040	5,810,355	5.26%	5,778,942	4,523,923	3.51%	4,304,844	3,986,836	4.18%	3,472,570

Held to maturity securities	—	—	—	5,001	3.67%	5,014	—	—	—	94,604	4.02%	95,180

  Loan Portfolio

        The Group's loan portfolio has grown steadily in recent years in line with increased demand for credit generally in Greece and the other markets in which the Group operates. At December 31, 2009, the amount of the Group's total outstanding loans net of allowance for loan losses equaled EUR 73,768.7 million. The Group's loan portfolio including unearned income consists of approximately 47.1% consumer and 52.9% commercial loans (see Note 14 to the U.S. GAAP Financial Statements). Approximately 70.6% of the Group's loan portfolio was to Greek residents as at December 31, 2009.

        Loans by Type of Customer:    The Group offers a wide range of credit instruments to domestic and foreign businesses as well as to Greek government-related entities and individuals, including letters of credit and long-term and short-term loans.

        The following table provides details of loans to customers made by the Group, classified by type of loan, the borrower's principal economic activity, as well as the breakdown of domestic and foreign loans on December 31, 2005, 2006, 2007, 2008 and 2009.

	Year ended December 31,
	2005	2006	2007	2008	2009
	(EUR in thousands)
Greek residents:
Consumer:
Residential mortgages	11,114,211	13,318,430	15,675,911	17,772,186	19,411,436
Credit card	1,468,940	1,505,203	1,543,832	1,722,520	1,913,804
Auto financing	323,918	250,747	181,973	250,130	433,563
Other consumer	2,253,248	2,957,806	3,878,343	4,622,064	4,890,722

Total	15,160,317	18,032,186	21,280,059	24,366,900	26,649,525

Commercial:
Industry and mining	2,488,629	2,640,360	3,150,111	3,431,239	3,471,756
Small-scale industry	854,807	1,027,183	1,353,943	1,857,602	2,066,500
Trade	3,184,510	4,079,807	5,067,392	7,290,620	8,280,514
Construction	421,072	556,814	736,584	1,216,237	1,252,555
Tourism	265,026	261,679	169,937	312,513	493,206
Shipping and transportation	914,747	1,047,846	1,204,350	1,882,210	1,876,137
Commercial mortgage	388,377	530,229	678,880	832,593	925,085
Public sector	1,460,697	1,465,205	1,814,646	8,101,757	8,522,357
Other	1,695,737	2,507,644	1,906,747	647,654	421,479

Total	11,673,602	14,116,767	16,082,590	25,572,425	27,309,589

Total Greek residents loans	26,833,919	32,148,953	37,362,649	49,939,325	53,959,114

Unearned income	7,130	25,097	53,600	(187,135)	(28,711)

Total Greek residents loans net of unearned income	26,841,049	32,174,050	37,416,249	49,752,190	53,930,403

        In August 2005, the Bank entered into an agreement with the Greek State relating to a hybrid financial instrument consisting of a loan with an embedded derivative issued at a cost of EUR 5,125,250 thousand and original maturity in September 2037. The embedded derivative would normally have to be bifurcated, but, instead, the Group elected to account for the combined instrument at fair value under applicable guidance. On December 30, 2008 that instrument was settled and a new loan was recognized at a fair value of EUR 5.4 billion. Thus, since December 31, 2008 the Bank has on its balance sheet under the line item Commercial loans—Public sector an amortizing loan with a fixed rate interest which will be finally repaid in September 2037. The carrying amount of this loan as at December 31, 2009 was EUR 5.4 billion. The whole agreement with the Greek State relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a separate derivative.

	Year ended December 31,
	2005	2006	2007	2008	2009
	(EUR in thousands)
Foreign:
Consumer:
Residential mortgages	358,129	1,559,995	2,814,814	3,466,936	3,841,014
Credit card	67,048	991,816	1,645,264	1,844,527	2,403,912
Auto financing	36,149	263,342	340,841	319,705	263,254
Other consumer	618,955	1,202,391	1,958,759	2,445,982	2,680,275

Total	1,080,281	4,017,544	6,759,678	8,077,150	9,188,455

Commercial:
Industry and mining	430,807	842,849	1,271,942	2,237,964	2,653,578
Small-scale industry	195,662	867,621	1,528,069	1,802,722	1,663,914
Trade	668,427	989,898	1,465,008	2,279,365	3,412,668
Construction	405,887	878,824	1,439,452	1,776,701	1,461,677
Tourism	126,485	327,866	387,607	423,302	335,369
Shipping and transportation	379,265	638,039	462,110	593,026	676,727
Commercial mortgage	42,852	113,982	113,046	1,260,464	613,213
Public sector	12,309	4,695	1,414	120,290	383,686
Other	503,782	3,023,958	4,922,183	2,417,140	1,697,936

Total	2,765,476	7,687,732	11,590,831	12,910,974	12,898,768

Total foreign loans	3,845,757	11,705,276	18,350,509	20,988,124	22,087,223

Unearned income	(12,633)	(122,483)	(206,266)	(273,270)	(183,722)

Total foreign loans net of unearned income	3,833,124	11,582,793	18,144,243	20,714,854	21,903,501

Total loans net of unearned income	30,674,173	43,756,843	55,560,492	70,467,044	75,833,904

Less: Allowance for loan losses	(1,092,545)	(1,224,757)	(1,132,952)	(1,232,626)	(2,065,178)

Total net loans	29,581,628	42,532,086	54,427,540	69,234,418	73,768,726

        A brief description of the type of loan classifications included in the above analysis is as follows.

        Residential mortgages consist primarily of fixed rate and floating rate loans collateralized by first-ranking security interests in owner-occupied dwellings including houses and condominiums. These loans are nearly all secured by pre-notation which is less expensive and easier to record than mortgages. See, below in Item 4.E, "Selected Statistical Data—Credit Quality—Risk Management—Loan Approval Process". Greek government-subsidized mortgage loans are offered by the Group to domestic borrowers who meet certain criteria.

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

        Short-term credit facilities lasting one year or less make up the majority of the Group's commercial loans. Generally, if the borrower meets interest payments in a timely manner, his/her facility is rolled over, subject to the wishes of the borrower and the Bank's credit review policies.

        The rollover policy of the Group stipulates full repayment of loan obligations upon maturity or the expiry of a loan facility before a new loan is extended.

        Industry and mining loans include credit extensions primarily made to corporations involved in textile, food and beverage, chemical, and metals mining ventures. Such loans are generally secured by interests in the customers' real property and operating assets.

        Small scale industry loans are made to commercial ventures that generally employ fewer than 50 persons, and such loans are secured by assets owned by the company or its shareholders.

        Trade loans are made to ventures which do not manufacture goods but import, export, distribute and sell goods. Such loans are typically secured by inventory or assets of the company's shareholders.

        Construction loans are made for large-scale infrastructure or commercial projects undertaken by private entities on their own behalf or on behalf of government public works offices. Construction loans for commercial projects are typically secured by mortgages.

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

        Public sector loans are advanced to the Hellenic Republic, public utilities and entities governed by the public law of Greece.

        The following table provides details of loans to customers made by the Group by maturity, classified by type of loan, the borrower's principal economic activity, as well as the breakdown of domestic and foreign loans as at December 31, 2009.

	Year ended December 31, 2009
	Within one year or less	After one year through five years	After five years	Total
	(EUR in thousands)
Greek Residents:
Consumer:
Residential mortgages	2,019,245	4,306,230	13,085,961	19,411,436
Credit card	1,913,804	—	—	1,913,804
Auto financing	115,499	281,175	36,889	433,563
Other consumer	1,803,439	2,569,482	517,801	4,890,722

Total	5,851,987	7,156,887	13,640,651	26,649,525

Commercial:
Industry and mining	1,733,838	1,432,563	305,355	3,471,756
Small-scale industry	1,106,619	819,723	140,158	2,066,500
Trade	4,207,736	3,298,296	774,482	8,280,514
Construction	599,832	501,423	151,300	1,252,555
Tourism	229,247	214,208	49,751	493,206
Shipping and transportation	542,000	388,612	945,525	1,876,137
Commercial mortgages	68,618	206,908	649,559	925,085
Public sector	712,462	1,047,985	6,761,910	8,522,357
Other	259,147	134,608	27,724	421,479

Total	9,459,499	8,044,326	9,805,764	27,309,589

Total Greek residents loans	15,311,486	15,201,213	23,446,415	53,959,114

Foreign:
Consumer:
Residential mortgages	142,119	1,374,300	2,324,595	3,841,014
Credit card	2,197,272	205,212	1,428	2,403,912
Auto financing	49,354	208,224	5,676	263,254
Other consumer	737,186	1,159,407	783,682	2,680,275

Total	3,125,931	2,947,143	3,115,381	9,188,455

Commercial:
Industry and mining	1,516,173	846,168	291,237	2,653,578
Small-scale industry	899,279	696,043	68,592	1,663,914
Trade	1,682,186	1,401,245	329,237	3,412,668
Construction	545,108	504,560	412,009	1,461,677
Tourism	79,180	192,097	64,092	335,369
Shipping and transportation	301,084	219,588	156,055	676,727
Commercial mortgages	149,563	192,933	270,717	613,213
Public sector	11,245	223,931	148,510	383,686
Other	443,414	653,926	600,596	1,697,936

Total	5,627,232	4,930,491	2,341,045	12,898,768

Total foreign loans	8,753,163	7,877,634	5,456,426	22,087,223
Unearned income	(80,615)	(89,480)	(42,338)	(212,433)

Loans, net of unearned income	23,984,034	22,989,367	28,860,503	75,833,904
Less: Allowance for loan losses	(2,065,178)	—	—	(2,065,178)

Total net loans	21,918,856	22,989,367	28,860,503	73,768,726

        Of the Group's outstanding loans as at December 31, 2009 (those due after one year), EUR 15.1 billion had fixed interest rates while EUR 36.8 billion had floating interest rates.

Foreign Country Outstanding Loans

        The Group's foreign country outstanding loans, representing specific country risk, are extended primarily by the Group's foreign branches and banking subsidiaries. The Bank's Greek and London operations also provide loans customarily made in U.S. dollars to the shipping industry, as well as loans denominated in other currencies as requested by customers. The Group's most significant exposure to foreign countries for the year ended December 31, 2007 was to the United Kindgom, Serbia, Turkey, Bulgaria, Romania and Cyprus, for the year ended December 31, 2008 to the United Kingdom, Serbia, Turkey, Bulgaria and Romania and for the year ended December 31, 2009 to the United Kingdom, Cyprus, Turkey, Bulgaria and Romania. These foreign country outstanding loans represent additional economic and political risks. For additional information on the macroeconomic and political risks from operating in Turkey, as well as for the risks of conducting significant international activities and expanding in emerging markets, see Item 3.D, "Risk Factors".

        The tables below show the amount of foreign country outstandings as at December 31, 2007, 2008 and 2009 in each foreign country where such outstandings exceed 1% of the Group's total assets.

	Year ended December 31, 2007
	Country
	United Kingdom	Serbia	Turkey	Bulgaria	Romania	Cyprus
	(EUR in thousands)
Loans	505,347	607,066	10,163,487	2,941,808	1,628,138	779,535
Interest bearing deposits with banks	54,131	212,859	115,800	18,740	172,240	109,100
Other interest bearing investments	420,565	22,394	1,579,113	127,997	25,585	103,278
Other monetary assets	317,463	263,528	698,414	357,705	419,450	45,402

Total	1,297,506	1,105,847	12,556,814	3,446,250	2,245,413	1,037,315

	Year ended December 31, 2008
	Country
	United Kingdom	Serbia	Turkey	Bulgaria	Romania
	(EUR in thousands)
Loans	460,075	775,658	10,155,023	4,127,172	2,375,986
Interest bearing deposits with banks	144,535	451	138,823	2,225	92,151
Other interest bearing investments	739,172	27,605	2,236,406	133,621	48,987
Other monetary assets	144,903	306,922	720,090	317,285	664,245

Total	1,488,685	1,110,636	13,250,342	4,580,303	3,181,369

	Year ended December 31, 2009
	Country
	United Kindgdom	Cyprus	Turkey	Bulgaria	Romania
	(EUR in thousands)
Loans	651,054	838,216	11,220,770	4,002,291	2,308,077
Interest bearing deposits with banks	207,751	6,596	148,376	10,812	183,186
Other interest bearing investments	574,368	2,528,274	2,746,873	130,073	209,594
Other monetary assets	7,412	19,680	831,975	587,642	374,946

Total	1,440,585	3,392,766	14,947,994	4,730,818	3,075,803

        The table below shows the amount of foreign country loans, excluding unearned income, by type of borrower for countries where the Group's outstandings exceeded 1% of total assets at December 31, 2007, 2008 and 2009.

	Year ended December 31, 2007
	Country
	Turkey	Bulgaria	Romania	Cyprus	Serbia	United Kingdom
	(EUR in thousands)
Consumer:
Residential mortgages	1,770,988	522,069	234,182	82,451	29,106	2,701
Credit card	1,487,885	95,859	7,672	5,507	19,143	—
Auto financing	244,516	29,436	30,348	6,435	9,171	13
Other consumer	520,038	554,198	415,533	45,328	215,298	336

Total	4,023,427	1,201,562	687,735	139,721	272,718	3,050

Commercial:
Industry and mining	469,292	236,749	208,863	94,498	41,012	11,656
Small-scale industry	1,146,555	318,033	17,185	—	35,964	—
Trade	252,884	439,952	260,348	265,120	97,823	8,737
Construction	482,043	390,989	161,391	117,664	17,538	174,507
Tourism	220,738	100,648	13,108	37,945	3,447	—
Shipping and transportation	238,234	58,257	16,296	15,406	12,888	—
Commercial mortgages	65	—	36,009	—	—	31,629
Public sector	—	421	—	—	—	—
Other	3,478,846	249,891	227,206	109,182	128,653	275,767

Total	6,288,657	1,794,940	940,406	639,815	337,325	502,296

Total loans	10,312,084	2,996,502	1,628,141	779,536	610,043	505,346

	Year ended December 31, 2008
	Country
	Turkey	Bulgaria	Romania	Serbia	United Kingdom
	(EUR in thousands)
Consumer:
Residential mortgages	1,917,339	688,539	457,251	72,455	35
Credit card	1,624,951	141,191	5,528	27,446	—
Auto financing	208,460	41,649	25,960	6,959	—
Other consumer	699,647	719,686	540,938	180,249	114

Total	4,450,397	1,591,065	1,029,677	287,109	149

Commercial:
Industry and mining	1,134,493	341,665	223,642	72,291	10,538
Small-scale industry	1,327,168	400,306	32,686	35,212	—
Trade	657,282	615,789	397,978	122,701	29,249
Construction	440,083	622,917	455,855	55,803	77,211
Tourism	229,282	104,989	22,599	3,358	42
Shipping and transportation	239,443	160,370	64,460	22,788	1
Commercial mortgages	1,141,436	—	51,605	—	26,451
Public sector	—	737	—	—	—
Other	657,600	376,124	151,935	186,259	316,432

Total	5,826,787	2,622,897	1,400,760	498,412	459,924

Total loans	10,277,184	4,213,962	2,430,437	785,521	460,073

	Year ended December 31, 2009
	Country
	Turkey	Bulgaria	Romania	Cyprus	United Kingdom
	(EUR in thousands)
Consumer:
Residential mortgages	2,274,690	690,094	456,386	92,982	34
Credit card	2,193,471	136,163	4,615	5,086	—
Auto financing	164,985	39,475	17,517	3,803	—
Other consumer	1,104,242	663,447	466,467	41,718	114

Total	5,737,388	1,529,179	944,985	143,589	148

Commercial:
Industry and mining	1,324,098	326,520	193,733	136,560	320,722
Small-scale industry	1,111,217	377,973	32,679	—	—
Trade	1,892,706	591,390	308,071	195,293	71,036
Construction	360,861	612,377	147,207	164,085	82,661
Tourism	160,456	94,332	31,153	30,921	234
Shipping and transportation	300,973	189,825	52,207	48,051	—
Commercial mortgages	18,419	20,290	460,186	—	30,182
Public sector	—	6,430	80,000	52,393	—
Other	388,539	310,401	101,122	67,324	146,071

Total	5,557,269	2,529,538	1,406,358	694,627	650,906

Total loans	11,294,657	4,058,717	2,351,343	838,216	651,054

Credit Quality and Risk Management

Credit Quality

Risk Management—Loan Approval Process

        The discussion below relates to the Bank and our banking subsidiaries, Finansbank, UBB, Banca Romaneasca, Vojvodjanska, Stopanska Banka, NBG Cyprus and SABA.

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

        There are 11 levels of credit approval authority as follows:

  •
  Level 1:  For credit facilities over EUR 500 million, as well as for credit facilities over EUR 200 million for customers of the Bank's subsidiaries outside of Greece, approval authority is granted to the Bank's Executive Committee, the members of which are appointed by the Board of Directors.

  •
  Level 2:  For credit facilities over EUR 100 million and up to EUR 500 million, approval authority is granted to the Bank's Credit Committee—"Level B". The members of this committee are the Executive General Manager of Corporate and Investment Banking, the Group Chief Risk Officer, and the members of the Credit Committee—"Level A".

  •
  Level 3:  For credit facilities over EUR 20 million and up to EUR 100 million, the approval authority is granted to the Bank's Credit Committee—"Level A". Members of this Committee are the General Manager of Corporate Banking, Corporate Banking Managers and the Credit Division Manager.

  •
  Level 4:  For credit facilities over EUR 12 million and up to EUR 20 million, approval authority is granted to the General Manager of Corporate Banking and the Credit Division Manager.

  •
  Levels 5-11:  For credit facilities up to EUR 12 million, approval authority is granted to a combination of Corporate Banking and Credit Division officers.

  Retail Banking

        The Bank offers a full range of retail credit products ranging from credit cards to SME financing. Retail Banking is organized into four sub-divisions: Mortgage Lending, Consumer Banking, Credit Cards and Small Business Lending. Although each sub-division maintains credit approval authorities, the credit approval process is ultimately governed by the Group Retail Credit Risk Division, which serves as the Retail Credit Policy custodian. It operates under the supervision of the Group Chief Risk Officer and takes active part in the credit approval process, its approval being necessary for exposures above certain levels.

        Credit policies are communicated throughout the Bank by means of credit manuals and circulars, supplemented by bulletins and local directives on particular issues. The Bank has developed and implemented a credit manual for each of the retail portfolios described below that is periodically revised.

        The credit-granting processes and procedures are centralized. The rationale behind this organizational structure is to ensure the correct application of credit policy, to efficiently channel applications through the business pipeline, while ensuring accuracy and consistency; and to effectively monitor the client information input process.

        The development of portfolio models also allows our Group Risk Management Division to calculate, evaluate and monitor expected and unexpected losses for all portfolio asset classes and segments. For more information on the Group Risk Management Division, see Item 5.B, "Liquidity & Capital Resources—Risk Management Governance—Group Risk Management Division".

  Mortgage Loans

        A large proportion of our mortgage portfolio, approximately 39% in accounts and 23% in balances, is either guaranteed or subsidized by the Hellenic Republic, improving the overall risk profile of the Bank.

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

        The maximum loan amount usually does not exceed 75% of the asset's market value, but this may in some instances reach up to 85% according to various factors and specific circumstances including, among other variables, the applicant's credit profile, type of ownership, location of the asset and type of the financed property.

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

        There are four credit approval authority levels applicable to SME lending. However, SME credit exposures above EUR 5.0 million and up to EUR 7.5 million must also be approved by the Group Retail Credit Manager and SME credit exposures in excess of EUR 7.5 million have to be approved also by the Group Credit Risk Officer.

  Finansbank

        Finansbank follows credit procedures similar to those used by the Bank, from approval to remedial management, follow-up and implementation. The Credit Department approves loans within the framework of its policy and ensures the collectability of the loan through receipt of a proper security.

        Finansbank's Board of Directors has the right to grant loans within the limits set by Turkish Banking Law and may assign its credit-granting authority to the Credit Committee and Finansbank Head Office up to 10% and 1% of capital, respectively. The head office may use this credit-granting authority in its units, regional offices and branches. Finansbank's head office and regions are currently empowered to approve exposures up to TL 49.5 million.

        Loans between TL 49.5 million and TL 300 million are approved by the Credit Committee, which consists of the General Manager and four members of the Finansbank Board of Directors.

        Extensions of credit in excess of TL 300 million are approved by the Board of Directors.

  United Bulgarian Bank

        UBB has implemented an eight-level credit approval system based on the size of the aggregate exposure of the borrower:

  •
  Level 1:  for loan facilities exceeding EUR 80 million or 10% of UBB's own funds, up to the statutory maximum of 25% of UBB's own funds. These are submitted to the UBB Board of Directors for approval. The approval must be unanimous if the amount exceeds 15% of UBB's own funds.

  •
  Level 2:  for loan facilities up to EUR 80 million or 10% of UBB's own funds. These facilities require the approval of UBB's Executive Credit Committee, which consists of local members of UBB and the Head of the Group International Credit Division. The UBB Risk Management Committee approved an exception on October 2, 2009 regarding the Risk Management Division's (Credit Department's) participation in levels 6,7 and 8. This exception is for a period of one year.

  •
  Level 3:  for exposures up to a maximum of EUR 5 million. The UBB Credit Committee must approve. The Credit Committee consists of the CEO, Executive Directors of UBB, the Head of Corporate Banking and the Head of Risk Management.

  •
  Level 4:  for exposures up to EUR 1.0 million. These exposures must be approved by the Intermediate Credit Committee ("ICC"). The members of ICC are the Head of the Credit Department, the head of the Corporate Banking Division, the Manager of the Large Corporate Clients Credit Centre, the Manager of the Small and Medium and International Programs Credit Centre, the Manager of the Relationship Manager Unit LCC.

  •
  Level 5:  for exposures not exceeding EUR 0.25 million. These exposures require the approval of a Manager Credit Centre, Service Unit Leader (Underwriting Manager), Underwriting Team Leader, Officer of Credit Department.

  •
  Level 6-8:  for the approval of credits of values lower than EUR 250,000, EUR 150,000 and EUR 50,000, respectively. These facilities are submitted for approval to approval bodies that include a member of Risk Management.

  Banca Romaneasca

        Banca Romaneasca has adopted a multi-tiered credit approval system for lending, depending on the total aggregate exposure on a client or a group of connected clients.

        The Commercial Credit Center has the authorization to approve credit lines for a client or a group of connected clients up to a maximum of EUR 300,000 as follows:

  •
  Level 1  (up to EUR 150,000): approval is given by the Manager SME Department "SME Area Coordinator" and Member of the Corporate Credit Risk Department.

  •
  Level 2  (between EUR 150,001 and EUR 300,000): approval is given by the Manager SME Department and the Manager of Credit Risk Department.

        The Head Office Sub Credit Committee approves any corporate credit exposure to a client or a group of connected clients between EUR 300,001 and EUR 1.5 million.

        The Head Office Credit Committee approves corporate loans for which the total aggregate exposure to a client or a group of connected clients with respect to credit lines, guarantees and other loan operations is between EUR 1,500,001 and up to EUR 7 million.

        Banca Romaneasca's Executive Corporate Credit Committee approves corporate loans for which the total aggregate exposure of a client or a group of connected clients with respect to credit lines, guarantees and other loan operations is between EUR 7,000,001 and up to EUR 25 million (up to March 11, 2010 the upper limit was EUR 70 million, instead of EUR 25 million).

        The Bank's ICCC or Board of Directors approves loans of any kind, letters of credit and other loan operations exceeding EUR 25 million for corporate exposures, up to the legal lending limit per client or a group of connected clients.

        As regards retail lending, unsecured loans are approved based on the gross exposure to a group of connected clients for the following types of facilities: up to EUR 10,000, approval authority is given to the Retail Credit Center; between EUR 10,000 and EUR 20,000 approval is given by the Head of Retail Products and Segments Division and Retail Credit Risk Manager; above EUR 20,001 approval is given by the Risk Executive Director and Retail Executive Director.

        Consumer loans secured with mortgage and mortgage loans are approved based on the gross exposure on a group of connected clients as follows: up to EUR 60,000, approval authority is given to the Retail Credit Center; between EUR 60,001 and up to EUR 150,000, approval is given by the Head of Retail Products and Segments Division and the Retail Credit Risk Manager; between EUR 150,001 and up to EUR 200,000, the approval is at the level of the Risk Executive Director and Retail Executive Director; retail loans related to exposure on a group of connected clients between EUR 200,001 and up to EUR 7 million are approved by the Head Office Credit Committee; and retail loans related to exposures on a group of connected clients exceeding EUR 7 million up to the legal lending limit are approved by all Directors of the Bank (the bank managers approved by the National Bank of Romania) or Banca Romaneasca's Board of Directors.

  Vojvodjanska

        Vojvodjanska follows an eight-tiered credit approval system for all loans granted since February 6, 2008. All credit approvals, as well as any other decisions that involve credit risk require the approval of an authorized person from Risk Management at the Bank or Group level.

        Vojvodjanska's Executive Board approves credit exposures up to EUR 10 million. For credit exposures up to EUR 5 million, credit approvals can be granted unanimously and only with the approval of the Country Risk Manager. All approvals for cross-border financing must be notified quarterly to the Group Credit Division. The Executive Board has the authority to approve credit exposures of a tenor up to 10 years, to approve, for groups under its responsibility, discounts on the approved table of commissions/fees up to 90% and, for non-performing loans, forgiveness of up to 40% of the claim (principal, plus expenses, accrued and non-accrued interest), settlements/ reschedulings with a tenor of up to 10 years and decrease of the applicable interest for settlements/ reschedulings up to 100%. For credit exposures in the range of EUR 5 million to EUR 10 million, credit approvals can be granted unanimously and only with the approval of the Group Credit Division representative.

        The Board of Directors approves credit exposures beyond the limits of the other decision-making bodies and up to the maximum amount per group permitted by the regulations in the Republic of Serbia, provided that the Group International Corporate Credit Committee has previously approved any proposed exposure over the amount of EUR 35 million. The Board of Directors also has the authority to approve:

  •
  exposures to political parties, legal entities affiliated to Vojvodjanska and the media; and

  •
  discounts on the approved table of commissions/fees up to 100%.

  Stopanska Banka

        Stopanska Banka has adopted a five-tiered credit approval system for lending to companies, depending on the size of the loan. The Small Banking Business Committee approves loans for which the cumulative exposure of Stopanska Banka to a single client does not exceed EUR 75,000. The Commercial Clients Credit Committee approves loans for which the cumulative exposure of Stopanska Banka to a single client is between EUR 75,000 and EUR 500,000. The Credit Committee approves loans for which the cumulative exposure of Stopanska Banka to a single client is between EUR 500,000 and EUR 3 million. The Executive Corporate Credit Committee must approve any credit exposure to a single subject in the amount between EUR 3 million and EUR 10 million. All financing that exceeds 10% of the Regulatory Capital of Stopanska Banka are approved by Stopanska Banka's Supervisory Board.

  NBG Cyprus

        NBG Cyprus follows a nine-tiered credit approval system, with commercial loans exceeding EUR 4 million requiring the approval of the Managing Director and the members of the Executive Credit Committee of the Bank.

  SABA

        The loan approval process at SABA takes place in the Credit Risk Department located at SABA's head office. Branch managers have the authority to grant asset-based finance loans, at a rate not below the prime rate in effect, for motor vehicles, up to five years old, of up to ZAR 250 thousand and cash-backed loans of up to ZAR 1 million, which require either pledged cash investments or pledged investment policies as collateral.

Risk Management—Credit Review Policies

        The Group has implemented systematic control and monitoring of credit risk whereby the Bank and each of its subsidiaries conduct the credit risk process separately. The Group Risk Management Division coordinates each of the credit risk procedures established by Group subsidiaries. For further information concerning the Group Risk Management Division, see Item 5.B, "Liquidity and Capital Resources—Risk Management Governance—Group Risk Management Division".

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

  Obligor Risk Ratings and Limits

        According to the Credit Policy, all obligors of the Corporate Banking Portfolio are rated on a 22-grade scale using calibrated and validated rating systems with each grade corresponding to a probability of default ("PD").

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

        The Work-out Division is responsible for monitoring and collecting past due amounts for corporate portfolios, ensuring proactive remedial management and reducing costs.

  Credit Review, Management and Control in Retail Banking

        For housing loans, the Bank uses two rating systems that reflect both obligor and facility risk. These systems provide a PD estimate, as well as a Loss Given Default (LGD) estimate. Both systems group the loans in pools with common risk characteristics, in order to avoid concentration risk. For the determination of pools both rating systems use risk criteria for both the obligor and the facility, as well as the delinquency, which has occurred at the time of rating. The rating procedure is consistent with the Retail Banking Policy and takes all current information into account. Internal ratings, LGDs and PDs are taken into consideration in the approval process, the estimation of provisions, and the management of risks in general. Simultaneously, new credit risk management and rating systems for consumer credit and SMEs have been completed and expected loss in respect of Basel II purposes is estimated internally for these portfolios.

        The Retail Banking Collection Division holds responsibility for monitoring and collecting past due amounts for all retail portfolios and focuses on reducing delinquency rates, facilitating early awareness of defaulted loans, ensuring proactive remedial management and reducing costs to maximize overall profitability.

  Finansbank

        Responsibility for loan monitoring lies primarily with Finansbank branches and secondarily with the Units of District Offices, the Directorate General Loans Department and the Loans Tracking Unit of Finansbank. These units collectively ensure adherence to loan covenants, timely identification of existing and potential problematic loans, determination of the remedial measures of existing and potential non-performing loans, implementation of such measures and reporting to management on the quality and structure of the loan portfolio.

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

  United Bulgarian Bank

        Outstanding business loans and exposures to large corporations are reviewed monthly by the responsible credit officers and Credit department in the UBB Risk Management Division. Loans to SMEs are also reviewed on a monthly basis. UBB strictly complies with the requirements of the Bulgarian National Bank regarding the classification of its borrowers into categories 1, 2, 3 and 4, based on the criteria set by the Bulgarian National Bank. In parallel and in accordance with the Group policy and practice, UBB has introduced a second, internal classification system of the Corporate Portfolio's Obligors, in order to enhance the timely identification and handling of problems relating to obligors and credit facilities. UBB develops an Early Warning System (EWS), which produces lists of candidate obligors for classification, on the basis of their transactional behavior and financial status. Interim reviews are undertaken during the semi-annual audit reviews for obligors with weak financial status and quarterly audit reviews for obligors whose obligations cannot be repaid or liquidated in full. At least once a year, UBB executive management presents a full report on the quality of the UBB loan portfolio to the UBB Board of Directors.

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

  Vojvodjanska

        Loans, other placements, guarantees and other off-balance sheet exposures are classified into five categories in accordance with the requirements of the regulations adopted by the National Bank of Serbia. Loans are classified based on an evaluation of their collectability, the number of days in arrears and the general financial background of the counterparty. In accordance with the new credit review framework, implemented in 2009, the Risk Management Division will prepare and distribute quarterly reports based on which corporate obligors are classified. Interim reviews and presentations of key portfolio quality data will be conducted according to the regular audit schedule. Regular reporting on the credit quality related issues takes place at sessions of the Executive Board, the Board of Directors (this is a statutory requirement) and the Risk Management Committee, which takes place at least four times a year.

  Stopanska

        In accordance with the Group policy and practice, Stopanska introduced an internal classification system of its Corporate Portfolio's Obligors, in order to enhance the timely identification and handling of problems relating to obligors and credit facilities. The obligor's classification system applies a five-point risk rating system (GA, GB, GC, GD and GE). Only obligors incorporated in categories GC, GD and GE described below are considered to be classified obligors. In the event that the obligor is classified, the Business Divisions have to:

  •
  Review the obligor's Credit Facilities Framework with Stopanska and the Group to decide whether to remain in the business relationship.

  •
  Provide for the review of all contractual credit and collateral documents in consultation with the Legal Division.

  •
  Revise the obligor's Risk Rating according to Stopanska obligor and credit risk rating policy.

  NBG Cyprus

        NBG Cyprus has adopted the Bank's risk rating system. A special Credit Provisions Committee presents a report annually to NBG Cyprus' Executive Credit Committee on the quality of NBG Cyprus' credit portfolio.

  SABA

        SABA focuses on working capital facilities and asset-based finance for SMEs. Facilities are reviewed on an annual basis in light of the most recent financial statements for clients.

Allowance for Loan Losses—Methodology

        We maintain an allowance for loan losses sufficient to absorb probable estimated losses inherent in the loan portfolio. The Bank has a comprehensive financial assets impairment provision and write off policy which applies to all subsidiaries and establishes guidelines for the assessment process. In addition, an impairment provision and write off committee has been established, which approves the amount of loan loss allowances on an individual basis for customers' exposures individually assessed and on a collective basis for portfolios collectively assessed. Members of this committee are members of the Group's senior management.

        The allowance for loan losses incorporates the measurement methods, income recognition and disclosures as provided for in the following accounting pronouncements:

  •
  ASC 450-20 "Loss contingencies"; and

  •
  ASC 320 "Investments—Debt and Equity Securities"

        Specifically, our methodology has five primary components described below:

  •
  Specific allowances.  Specific allowances are recorded for impaired loans that are considered to be individually significant. These allowances are recorded after an analysis of the particular customer is performed which takes into consideration the loan balance, payment history, cash flow analysis and collateral value. Loss is measured as the difference between the loan's carrying amount and the present value of estimated future cash flows expected to be received.

  •
  Coefficient analysis.  A coefficient analysis is performed on commercial loans in which the individual loans are grouped into 22 risk categories based on common characteristics such as industry, payment history (including delinquency), collateral values and other factors. Allowance percentages, or coefficients, based on historic loss rates among these groupings are then applied to determine the allowance for loan losses to be recorded related to these loans, with the exception of individually impaired loans to which specific allowances are applied, as described above.

  •
  Homogeneous analysis.  Our consumer loan portfolio is pooled by portfolio segment (residential mortgages, installment loans, credit cards, small business loans etc.) and the losses inherent in each portfolio segment are estimated and recorded as loan loss allowances based primarily on historical loss rates applied to current loan balances. Our models are regularly updated in order to capture any change affecting the behavior of our portfolio segments. Loss given default and probability of default calculated by risk management reflect current environment.

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

        The following table sets forth the loan loss allowances by methodology for the last five years to which the methodology was applied to respective loan balances:

	Year ended December 31,
	2005	2006	2007	2008	2009
	(EUR in thousands)
Specific allowances	476,127	443,673	392,696	344,255	398,179
Coefficient analysis	50,808	67,938	75,201	71,378	88,803
Homogeneous analysis	280,800	356,603	304,538	422,536	838,103
Foreign loans	231,210	318,439	353,344	394,457	740,093
Unallocated	53,600	38,104	7,173	—	—

Total loan loss allowance from continuing operations	1,092,545	1,224,757	1,132,952	1,232,626	2,065,178
Total loan loss allowance from discontinued operations	13,148	—	—	—	—

Total loan loss allowance	1,105,693	1,224,757	1,132,952	1,232,626	2,065,178

        For a further analysis of loan loss allowances see Item 5.A, "Operating Results—Operating and Financial Review and Prospects—Results of Operations for the year ended December 31, 2009 compared with the year ended December 31, 2008" and Item 5.A, "Operating Results—Operating and Financial Review and Prospects—Results of Operations for the year ended December 31, 2008 compared with the year ended December 31, 2007."

        The following table illustrates the activity in the loan loss allowance balance over the previous five years:

	Year ended December 31,
	2005	2006	2007	2008	2009
	(EUR in thousands)
Domestic:
Balance at beginning of year	898,221	861,335	906,318	779,608	838,169
Add: Allowances for probable loan losses from continuing operations	190,645	235,263	119,379	249,033	591,637
Write-offs	(234,818)	(195,083)	(259,200)	(205,716)	(110,272)
Recoveries	7,058	4,787	13,120	15,230	5,639

Less: Net write-offs	(227,760)	(190,296)	(246,080)	(190,486)	(104,633)
Translation differences	229	16	(9)	14	(88)

Domestic balance at end of year	861,335	906,318	779,608	838,169	1,325,085

Foreign:
Balance at beginning of year	216,991	231,210	318,439	353,344	394,457
Less: Amounts attributable to discontinued operations	(15,654)	—	—	—	—
Add: Allowance (upon acquisition) attributable to companies acquired during the year	—	133,227	6,582	—	—
Add: Allowances for probable loan losses from continuing operations	34,368	26,340	71,376	176,504	406,811
Write-offs	(11,063)	(82,255)	(82,372)	(116,524)	(86,040)
Recoveries	—	15,277	32,903	27,203	24,024

Less: Net write-offs	(11,063)	(66,978)	(49,469)	(89,321)	(62,016)
Translation differences	6,568	(5,360)	6,416	(46,070)	841

Foreign balance at end of year	231,210	318,439	353,344	394,457	740,093

Total balance at end of year	1,092,545	1,224,757	1,132,952	1,232,626	2,065,178

        The decrease in write-offs for domestic operations during 2009, results from the application of the impairment provision and write-off policy which states that an unsecured portfolio should be written-off after a maximum period in past due status of 36 months.

        Key ratios related to the activity in our loan loss allowance for the previous five years to which our loan loss methodology was applied are as follows:

	Year ended December 31,
	2005	2006	2007	2008	2009
	(%)
Allowance for loan losses as a percent of total loans	3.6	2.8	2.0	1.7	2.7
Recoveries of loans to loans written-off in the previous year	5.4	8.1	16.6	12.4	9.2
Allowance for loan losses as a percent of non-performing loans	75.5	81.8	68.8	63.3	56.0

Non-Performing Loans, Allowance for Loan Losses, and Loan Loss Experience

Non-Accruing, Past Due and Restructured Loans

        The table below shows (1) all loans that are non-accruing, (2) all accruing loans which are contractually past due 90 days or more as to principal or interest payments and (3) loans which are not included in (1) or (2) which are troubled debt restructurings for each of the five years ended December 31, 2005, 2006, 2007, 2008 and 2009:

	Year ended December 31,
	2005	2006	2007	2008	2009
	(EUR in thousands)
Domestic loans:
Accruing loans:
Past due 90 days—180 days	152,488	235,697	266,625	391,230	642,690
Past due 180 days—365 days	165,392	165,178	177,867	46,106	47,795

Total accruing loans	317,880	400,875	444,492	437,336	690,485
Non-accruing loans:
Past due 90 days—180 days	35,772	29,885	73,736	222,735	262,033
Past due 180 days—365 days	273,571	244,865	318,441	512,216	903,492
Past due 365 days or more	781,687	821,034	774,384	895,889	1,706,024

Total non-accruing loans	1,091,030	1,095,784	1,166,561	1,630,840	2,871,549

Foreign loans:
Accruing loans:
Past due 90 days 180 days	—	—	—	—	48,781
Past due 180 days 365 days	—	—	—	—	13,925

Total accruing loans	—	—	—	—	62,706

Non-accruing loans:
Past due 90 days—180 days	189,949	62,309	151,811	267,960	440,131
Past due 180 days—365 days	50,854	81,782	114,874	155,475	268,696
Past due 365 days or more	115,524	266,484	213,845	257,587	586,106

Total non-accruing loans	356,327	410,575	480,530	681,022	1,294,933

        "Troubled debt restructurings" not included in the above table amount to EUR 40.5 million and EUR 170.5 million in 2008 and 2009 respectively. Corporate loans that have been restructured amount to EUR 24.4 million and EUR 122.0 million in 2008 and 2009 respectively, residential mortgages to EUR 15.5 million and EUR 31.9 million in 2008 and 2009 respectively with the remaining balance relating to consumer loans both in 2008 and 2009.

        Since 2008, included in domestic non-accruing loans are corporate loans in non-accruing status which have not yet been transferred to non-performing status. This results from the application of Law 3601/2007 which requires loans to be placed in a non-accruing status when in delay for more than 90 days.

        The following table sets forth the amount of loans of the Group which were non-performing, as determined by the banks in the Group, as at December 31, 2005, 2006, 2007, 2008 and 2009:

	Year ended December 31,
	2005	2006	2007	2008	2009
	(EUR in thousands)
Group customer loans (gross amount)	30,674,173	43,756,843	55,560,492	70,467,044	75,833,904
Domestic non-performing loans	1,091,030	1,095,784	1,166,561	1,266,012	2,402,502
Foreign non-performing loans	356,327	401,273	480,530	681,022	1,285,146

Total non-performing loans	1,447,357	1,497,057	1,647,091	1,947,034	3,687,648

Treatment of Non-Performing Loans in Greek Banking Operations

        Domestic non-performing loans are generally defined as those loans where principal or interest is more than 180 days in arrears, except for unsecured consumer loans and credit cards for which 120 and 150 days is the applicable period. However, loans may be classified as non-performing earlier if deemed in default.

        The Group's non-performing loans amounted to EUR 3,687.6 million on December 31, 2009. This corresponds to 4.9% of the Group's loans outstanding at the same date. Of the Group's non-performing loans, EUR 2,437.9 million or 66.1% were held by the Bank. This amount represented 4.1% of the Bank's loan portfolio.

        When an account is classified as non-performing, the Bank immediately initiates all required actions (both business and legal) to recover or settle the outstanding balance. The Bank has dedicated departments responsible for the collection of non-performing loans in coordination with Corporate and Retail Banking, the central non-performing loan divisions.

        In addition, the Bank may proceed with the restructuring of certain non-performing loans. The terms on which non-performing loans are restructured vary depending upon several factors, including how long the loan has been classified as non-performing and the value of the underlying collateral. Restructuring terms generally involve a discount to the total amount of unpaid interest and a revised repayment schedule. Non-performing loans that have been restructured remain classified as non-performing loans for at least one year following the restructuring day. If the borrower complies with the restructuring terms, the Bank will refrain from pursuing further legal action.

        Since March 2010, the Bank has launched new restructuring products for customers of retail and corporate portfolios, which are not necessarily non-performing. These products have been discussed in Item 4.B, "Information on the Company—Business Overview—Banking activities in Greece—Corporate and Investment Banking".

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

        Remedial management procedures are employed for loans falling under the non-performing loan category. Under these remedial procedures, the first action is to try to receive the amount from the customers by using alternative solutions, the second action is to recover the amounts due and to enforce or execute the collaterals through court orders. See Item 4.E, "Selected Statistical Data—Credit Quality—Risk Management—Credit Review Policies".

        International entities have their own non-performing loan division in charge of collecting non-performing loans. The practice of outsourcing the collection of some consumer loans is also followed in some cases.

        When a company is assessed to have only temporary financial problems but has the potential to successfully operate in the near future, it reschedules or restructures its non-performing loans in accordance with the Banking Regulation and Supervision Agency regulation on the procedures and principles determining the qualifications of loans and other receivables by banks and the provisions to be taken. A restructuring depends on the assessment of the potential of the client for the regular payment of loans in the future and the existing or additional collateral that the client is ready to offer. Rescheduled loans remain classified in the same risk category for a period of approximately six months after rescheduling. After that period the rescheduled loans can be gradually upgraded to a higher category only if the client consistently meets its obligations.

        During 2008 and 2009, the Group wrote off EUR 322.2 million and EUR 196.3 million non-performing loans respectively and made new provisions net of recoveries of EUR 425.5 million and EUR 998.4 million, respectively, with regards to its loan portfolio. The table below shows allowances for loan losses for the Group by loan category for each of the years ended December 31, 2005, 2006, 2007, 2008 and 2009.

	2005		2006		2007		2008		2009
	Amount	%(1)	Amount	%(1)	Amount	%(1)	Amount	%(1)	Amount	%(1)
	(EUR in thousands, except percentages)
Greek residents:
Consumer
Residential mortgages	82,200	36.2	171,071	30.4	118,190	28.1	105,208	25.1	123,614	25.5
Credit card	111,100	4.8	77,044	3.4	77,582	2.8	79,086	2.4	200,592	2.5
Auto financing	—	1.1	—	0.6	—	0.3	—	0.4	—	0.6
Other consumer	87,500	7.3	108,489	6.7	96,090	7.0	156,626	6.5	281,140	6.4

Total	280,800	49.4	356,604	41.1	291,862	38.2	340,920	34.4	605,346	35.0

Commercial
Industry and mining	186,622	8.1	171,303	6.0	145,146	5.7	167,180	4.8	210,270	4.6
Small-scale industry	57,414	2.8	57,237	2.4	47,565	2.4	61,319	2.6	89,377	2.7
Trade	137,984	10.4	142,016	9.3	148,748	9.1	169,855	10.3	263,083	10.9
Construction	34,472	1.4	36,033	1.3	46,135	1.3	51,155	1.7	72,621	1.6
Tourism	24,944	0.9	22,212	0.6	11,111	0.3	11,824	0.4	21,715	0.6
Shipping and transportation	25,683	3.0	25,122	2.4	18,372	2.2	11,683	2.7	32,117	2.5
Commercial mortgages	—	1.3	—	1.2	—	1.2	—	1.2	6,114	1.2
Public sector	—	4.8	—	3.3	—	3.3	—	11.4	6	11.2
Other	59,816	5.4	57,687	5.7	63,496	3.4	24,233	0.9	24,436	0.6

Total	526,935	38.1	511,610	32.2	480,573	28.9	497,249	36.0	719,739	35.9

Total Greek residents loans	807,735	87.5	868,214	73.3	772,435	67.1	838,169	70.4	1,325,085	71.0

Foreign:
Consumer
Residential mortgages	3,488	1.2	3,457	3.6	5,222	5.1	6,742	4.9	23,235	5.1
Credit card	4,926	0.2	43,360	2.3	41,405	3.0	62,017	2.6	149,099	3.2
Auto financing	2,925	0.1	6,731	0.6	9,039	0.6	4,225	0.5	3,809	0.3
Other consumer	44,845	2.0	47,909	2.7	77,980	3.5	106,490	3.4	222,658	3.5

Total	56,184	3.5	101,457	9.2	133,646	12.2	179,474	11.4	398,801	12.1

Commercial
Industry and mining	53,942	1.4	42,531	1.9	51,911	2.3	93,946	3.2	107,136	3.5
Small-scale industry	1,609	0.6	5,083	2.0	4,744	2.7	8,593	2.5	33,094	2.2
Trade	68,366	2.2	79,160	2.2	72,269	2.6	65,507	3.2	116,134	4.5
Construction	10,416	1.3	13,231	2.0	14,217	2.6	14,710	2.5	26,504	1.9
Tourism	3,425	0.4	5,679	0.7	5,735	0.7	5,611	0.6	6,509	0.4
Shipping and transportation	30,348	1.3	11,757	1.5	2,707	0.8	4,565	0.8	7,580	0.9
Commercial mortgages	374	0.2	324	0.3	417	0.2	436	1.8	370	0.8
Public sector	34	—	33	—	34	—	30	0.2	31	0.5
Other	6,512	1.6	59,184	6.9	67,664	8.8	21,585	3.4	43,934	2.2

Total	175,026	9.0	216,982	17.5	219,698	20.7	214,983	18.2	341,292	17.0

Total foreign loans	231,210	12.5	318,439	26.7	353,344	32.9	394,457	29.6	740,093	29.0

Unallocated	53,600	—	38,104	—	7,173	—	—	—	—	—

Total Allowance for loan losses	1,092,545	100.0	1,224,757	100.0	1,132,952	100.0	1,232,626	100.0	2,065,178	100.0

(1)
Percentages represent the balance of loans in the respective category as a percent of the total loan balance.

        An analysis of the Group's write-offs and recoveries for non-performing loans for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 is presented in the following table:

	Year ended December 31,
	2005	% of net total loans	2006	% of net total loans	2007	% of net total loans	2008	% of net total loans	2009	% of net total loans
	(EUR in thousands, except percentages)
Write-offs
Greek Residents:
Commercial and industrial	91,615	0.30	73,324	0.17	77,345	0.14	69,162	0.10	48,733	0.07
Real estate—construction	3,480	0.01	4,029	0.01	5,032	0.01	6,118	0.01	6,959	0.01
Real estate—mortgage	48,284	0.16	5,896	0.01	9,304	0.02	11,441	0.02	2,898	—
Installment loans to individuals	91,439	0.30	111,834	0.26	167,519	0.31	118,995	0.17	51,682	0.07

Total write-offs for loans to Greek residents	234,818	0.77	195,083	0.45	259,200	0.48	205,716	0.30	110,272	0.15

Foreign:
Commercial and industrial	1,858	0.01	45,432	0.11	27,926	0.05	56,543	0.08	35,174	0.05
Real estate—construction	3	—	476	—	804	—	1,029	—	6,349	0.01
Real estate—mortgage	233	—	187	—	669	—	32	—	85	—
Installment loans to individuals	8,969	0.03	36,160	0.09	52,973	0.10	58,920	0.09	44,432	0.06

Total write-offs for foreign loans	11,063	0.04	82,255	0.20	82,372	0.15	116,524	0.17	86,040	0.12

Total write-offs	245,881	0.81	277,338	0.65	341,572	0.63	322,240	0.47	196,312	0.27

Recoveries
Greek Residents:
Commercial and industrial	(3,551)	0.01	(2,000)	—	—	—	(340)	—	—	—
Real estate—mortgage	(3,507)	0.01	—	—	—	—	—	—	—	—
Installment loans to individuals	—	—	(2,787)	0.01	(13,120)	0.02	(14,890)	0.02	(5,639)	0.01

Total recovery on loans to Greek residents	(7,058)	0.02	(4,787)	0.01	(13,120)	0.02	(15,230)	0.02	(5,639)	0.01

Foreign:
Commercial and industrial	—	0.01	(5,738)	0.01	(3,953)	0.01	(9,099)	0.01	(6,254)	0.01
Real estate—construction	—	—	(186)	—	—	—	—	—	—	—
Real estate—mortgage	—	—	(14)	—	(323)	—	(126)	—	(119)	—
Installment loans to individuals	—	—	(9,339)	0.02	(28,627)	0.05	(17,978)	0.03	(17,651)	0.02

Total recovery on foreign loans	—	0.01	(15,277)	0.03	(32,903)	0.06	(27,203)	0.04	(24,024)	0.03

Total recoveries	(7,058)	0.03	(20,064)	0.04	(46,023)	0.08	(42,433)	0.06	(29,663)	0.04

Off-Balance Sheet Items

        See Item 5.E, "Off-Balance Sheet Arrangements".

Liabilities

Deposits

        The following table shows details of the Group's average deposits and average interest rates thereon, based on the location of the bank subsidiaries and branches of the Group, for each of the three years ended December 31, 2007, 2008 and 2009:

	Year ended December 31,
	2007		2008		2009
	Average Balance	Average rate (%)	Average balance	Average rate (%)	Average balance	Average rate (%)
	(EUR in thousands, except percentages)
Deposits in Greece:
Deposits by Greek residents:
Demand deposits	5,051,264	0.76	4,683,028	1.04	4,538,627	0.54
Savings	24,331,260	0.98	22,684,666	0.97	22,955,846	0.36
Time deposits	13,545,800	4.36	21,661,596	3.95	27,272,223	3.18
Interbank	693,194	3.51	3,739,072	4.80	10,203,087	1.31
Other	296,623	3.03	448,896	3.11	459,032	1.24
Non-Greek residents or foreigners:
Demand deposits	143,584	0.71	22,019	2.50	140,354	0.49
Savings	19,171	0.98	18,701	0.96	22,768	0.36
Time deposits	138,519	7.57	204,438	4.00	641	3.12
Interbank	4,498,599	4.33	1,695,042	5.29	457,347	3.15
Other	—	—	26,940	0.92	—	—
Deposits outside Greece:
Banks located in foreign countries	2,484,901	4.67	3,490,181	5.98	7,437,293	1.45
Other foreign demand deposits	1,958,022	0.63	1,936,091	0.67	1,506,591	0.60
Other foreign time and savings deposits	10,598,765	7.53	11,952,592	8.92	12,885,357	6.90

Total deposits	63,759,702	3.19	72,563,262	3.73	87,879,165	2.43

        The table below shows the amount outstanding of customer time certificates of deposit and other time deposits (including interbank deposits) in amounts of US$100,000 or more of the Group's operations by remaining maturity at December 31, 2009. Determination of whether certain time deposits in currencies other than the U.S. dollar are in amounts of US$100,000 or more has been based on exchange rates at December 31, 2009.

Year ended December 31, 2009
(EUR in thousands)
Domestic Operations:(1)
Other time deposits of US$100,000 or more by time remaining until maturity:
3 months or less	14,856,929
Over 3 through 6 months	3,518,173
Over 6 through 12 months	11,390,253
Over 12 months	177,069

Total time certificates of deposit and other deposits in amount of US$100,000 or more	29,942,424

Foreign Operations:
Time certificates of deposit in amounts US$100,000 or more:
3 months or less	726,072
Over 3 through 6 months	45,842
Over 6 through 12 months	10,261
Over 12 months	5,731
Other time deposits of US$100,000 or more by time remaining until maturity:
3 months or less	7,316,241
Over 3 through 6 months	463,393
Over 6 through 12 months	337,720
Over 12 months	126,331

Total time certificates of deposit and other deposits in amount of US$100,000 or more	9,031,591

(1)
As at December 31, 2009, Domestic Operations did not have any time certificates of deposit in amounts of US$100,000 or more.

Short-term Borrowings

        The table below shows outstanding amounts of short-term borrowings of Group companies for each of the three years ended December 31, 2007, 2008 and 2009. Of the year-end balances 99.8% relate to borrowings of Finansbank.

        On December 11, 2009, Finansbank redeemed its floating rate syndication loan of amount USD 470 million, with one year maturity.

	Year ended December 31,
	2007	2008	2009
	(EUR in thousands, except percentages)
End of period	473,666	537,315	310,784
Maximum month-end amount during the period	473,666	537,315	1,124,277
Average amount	471,852	334,664	793,122
Weighted average interest rate	11.81%	9.54%	4.31%

ITEM 4A    UNRESOLVED STAFF COMMENTS

        There are no unresolved written comments from the SEC regarding periodic Exchange Act reports received not less than 180 days before the end of the fiscal year ended December 31, 2009.

ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following review is based upon the selected financial data prepared in accordance with U.S. GAAP and should be read in conjunction with our U.S. GAAP Financial Statements and the notes explaining those financial statements included elsewhere in this Annual Report.

Overview

        We are the largest financial institution in Greece by market capitalization, holding a significant position in Greece's retail banking sector, with more than 11 million deposit accounts, more than three million lending accounts, 575 branches and over 1,500 ATMs as at December 31, 2009. We provide a wide range of financial services, including retail (such as mortgage lending and consumer lending), commercial and investment banking services and asset management and insurance, through our network of branches and subsidiaries in Greece and abroad. Our domestic activities for the year ended December 31, 2009, accounted for 60.2% of our total interest and non-interest income while our non-Greek operations accounted for the remaining 39.8%. Our principal sources of income historically have been interest earned on customer loans and debt securities and income from fees and commissions. We fund our lending activities and our securities portfolio principally through customer deposits in our branch network and interbank funding mainly from ECB. As at December 31, 2009, our loans-to-deposits ratio (adjusted loans and deposits excluding interbank deposits) was 96.4%.

        We hold leading positions in many financial services products in Greece. As at December 31, 2009, we had the largest market share of deposits and mortgage loans in Greece, with 28.6% in core deposits and 25.1% in mortgage lending, respectively, according to our internal analysis of published information of the Bank of Greece and other Greek banks; moreover, we were first in life and non-life insurance with market shares of 23.4% and 17.1%, respectively according to data published by the Greek Private Insurance Supervisory Committee. We are also strongly positioned in consumer and credit card lending where, according to our internal analysis of published information by the Bank of Greece, we are first with a market share of 19.9% as at December 31, 2009. We are second in mutual fund management with a market share of 17.8% at the same date. We believe that our leadership in financial services in Greece provides a strong platform upon which we will be able to successfully and prudently grow our business.

        Outside Greece, the Group is active in eleven countries: Turkey, Bulgaria, Romania, Serbia, Albania, FYROM, Cyprus, South Africa, Egypt, Malta and the United Kingdom, represented by 1,208 branches that employ approximately 58.8% of our total workforce. For the year ended December 31, 2009, International Operations' contribution to the Group's net income was EUR 168.6 million, while Turkey's contribution to the Group's net income was EUR 412.9 million.

Key Factors Affecting Our Results of Operations

Recent Market and Regulatory Developments

The Hellenic Republic's Economic Crisis

        The Greek economy is experiencing a severe recession and unprecedented pressure on its public finances. As the Hellenic Republic budget deficit for 2009 was revised to 13.6% of GDP from the EU's previous projection of 12.7%, fears of sovereign default in global financial markets have led the yield of the Greek government bonds to a level last observed before Greece's entry into the EMU. The tensions relating to Greek public finance have affected the liquidity and profitability of the financial system in the Hellenic Republic. In addition, Fitch lowered the Hellenic Republic's credit rating to BBB- (on April 9), Standard & Poor's to BB+ (on April 27, 2010) and Moody's to Ba1 with a stable outlook (on June 14, 2010), the latter two being both below investment grade. As a result of market concerns about the sustainability of the Hellenic Republic's sovereign debt, since December 31, 2009, Greek banks have lost access to wholesale term funding markets. Maturing cash interbank liabilities have not been renewed, or only at high cost, some deposit outflows took place during the first six months in 2010 and prices of pledged collateral have fallen.

        These developments have resulted in:

  •
  lower market values for Greek government debt,

  •
  limited liquidity in the Greek banking system and a heavy reliance on ECB funding,

  •
  increased competition and thus the cost of customer deposits,

  •
  limited credit extension to customers, and

  •
  an increase in the amount of non-performing loans.

The IMF/Eurozone Stabilization Program

        In response to the deteriorating macroeconomic environment, in early May 2010, the Greek government agreed to an IMF/Eurozone Stabilization Program, jointly supported by the IMF and the EU, with the support of the ECB and designed to provide significant financial support of a EUR 110 billion over the next three years in the form of credit facilities. The financial support is conditional upon the Hellenic Republic implementing a fiscal austerity package to meet certain deficit reduction targets and undertaking specific structural reforms. The implementation of the program will be reviewed by the EU and the IMF on a quarterly basis. The facilities have an expected term of over three years and an interest rate of approximately 4.7%. See Item 4.B, "Business Overview—The Macroeconomic Environment in Greece—The Hellenic Republic's Economic Crisis".

        The IMF has announced that it expects this level of funding to cover most of the Hellenic Republic's budget financing needs until mid-2012. The terms of the funding appear to be significantly more beneficial than current spreads for the Hellenic Republic's sovereign bonds in the secondary market.

        The IMF/Eurozone Stabilization Program requires the Greek government to implement fiscal measures intended to reduce government expenditure corresponding to 7.5% of GDP in 2010, 4% in 2011 and 2% in 2012 and 2013. If the program is fully implemented, the general government deficit is expected to decline to 8.1% of GDP in 2010 and to below 3% of GDP in 2014. The lower deficit will put Greek government debt as a percentage of GDP on a downward trend after an expected peak of 149% of GDP in 2013.

        The IMF/Eurozone Stabilization Program includes additional measures and policy guidelines designed to boost the Hellenic Republic's external competitiveness and improve its potential for growth in the medium term with a view to facilitating the repayment of its large debt burden. The IMF/Eurozone Stabilization Program also includes measures to protect the stability of the banking system by providing capital support if a significant decline in capital buffers occurs or is expected to occur following the understanding of stress tests jointly agreed with the Bank of Greece. The FSF will be fully funded by the government in the amount of EUR 10 billion out of the resources available from the IMF and EU under the IMF/Eurozone Stabilization Program, and will be established to ensure adequate capitalization of the banking system by purchasing preference shares in banks and thereby strengthening their core capital bases, if necessary. Item 4.B, "Business Overview—The Macroeconomic Environment in Greece—The Hellenic Republic's Economic Crisis. The IMF/Eurozone Stabilization Program and receipt of such resources, which will be considered state aid may subject the Bank to additional burdens and risks such as the implementation of remedial plans and balance sheet management. See Item 3.D, "Risk Factors—Risks relating to the Hellenic Republic Economic Crisis".

        There are substantial macroeconomic risks associated with the IMF/Eurozone Stabilization Program. These risks include lower revenue due to weaker growth, higher social transfers, additional financial sector and public enterprise liabilities and fiscal data weaknesses. The challenge ahead will be whether the program can be implemented rigorously, while securing the necessary public consents for reforms. For more information about these see Item 4.B, "Business Overview—The Macroeconomic Environment in Greece—The Hellenic Republic's Economic Crisis".

        Even if the Hellenic Republic successfully implements the IMF/Eurozone Stabilization Program, government debt as a percentage of GDP is projected to rise to approximately 149% of GDP in 2013. It remains uncertain whether, even if the Hellenic Republic successfully implements the IMF/Eurozone Stabilization Program, the Greek economy will grow sufficiently to ease the financing constraints of the Hellenic Republic. In addition, even if the Hellenic Republic successfully implements the IMF/Eurozone Stabilization Program, any further significant deterioration of global economic conditions, including in the credit profile of other EU countries or a reshaping of the Eurozone, may give rise to concerns regarding the ability of the Hellenic Republic to meet its funding needs.

        These developments would:

  •
  directly impact the value of our portfolio of Greek government bonds (as of December 31, 2009, our holdings of approximately EUR 11.4 billion in Greek Government bonds represent approximately 63.0% of our fixed income portfolio);

  •
  severely affect our ability to raise capital and meet minimum regulatory capital requirements;

  •
  severely limit our ability to access liquidity; and

  •
  negatively affect our capital positions, results of operations and our financial condition.

The Hellenic Republic Bank Support Plan

        The IMF/Eurozone Stabilization Program provides additional capital for the Greek banking sector and is in addition to the Hellenic Republic bank support plan approved by the Greek Parliament in response to the difficult funding conditions in 2008. This plan was originally approved for EUR 28 billion in 2008 and augmented by EUR 15 billion in 2010. The Hellenic Republic bank support plan, as amended, comprised three tranches:

  •
  up to EUR 5 billion in non-dilutive preference share capital designed to increase Tier I ratios of participating banks;

  •
  up to EUR 30 billion in guarantees for short-term borrowings of participating banks (originally only EUR 15 billion); and

  •
  up to EUR 8 billion in short-term debt floating rate notes issued to the participating banks by the Public Debt Management Agency.

        We initially participated in two of the three pillars of the plan in 2009: the issuance of preference shares to the Hellenic Republic in the amount of EUR 350 million and the issuance of floating rate notes guaranteed by the Hellenic Republic in the amount of EUR 500 million which has been already repaid in December 2009. Although we believed we had sound capital ratios and adequate liquidity at the time, we decided to participate in the bank support plan along with other major Greek banks. As of the date of this Annual Report, we have not repaid the preference shares issued to the Hellenic Republic. Participating banks were expected to use the proceeds from the guarantee and liquidity facilities to provide mortgage and SME lending in Greece, directing guarantee facility proceeds toward corporate borrowers of significant importance to Greece's development.

        In April and May 2010, at the peak of the liquidity crisis, we participated in the second and third pillars and utilized the residual amount provided for under the Hellenic Republic bank support plan in the form of Greek government bonds for a total of EUR 5.3 billion due 2013. See Item 5.B, "Liquidity and Capital Resources—Sources of Capital—Recent Financing—Financing under the Hellenic Republic bank support plan".

        In May 2010, the Hellenic Republic bank support plan was amended, extending the duration of the plan, increasing the amount of the guarantees of the Second Pillar from EUR 15 billion to EUR 30 billion and amending the return of the preference shares and the terms for distributing dividends. See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Plan for the Support of the Liquidity of the Greek Economy". We utilized our part of the increase in the amount of guarantees by issuing EUR 4.3 billion of securities in late June 2010. Financings relating to our participation in the Hellenic Republic bank support plan are discussed in Item 5.B, "Liquidity and Capital Resources—Recent Financing—Financings under the Hellenic Republic bank support plan".

Continuing Challenges in the Global Economy

        Our performance has been and will continue to be influenced by the difficult economic conditions in Greece and in the countries in which we operate, particularly Turkey and SEE. The outlook for the global economy over the near to medium term remains challenging, with the consequent impact on prospects for stabilization and improvement of economic and financial conditions in Greece. In addition, the global financial system has yet to fully overcome the difficulties which first manifested themselves in August 2007, and were intensified by the bankruptcy filing of Lehman Brothers in September 2008. Financial markets conditions have remained challenging and in certain respects, have deteriorated. In addition, there is a contagion risk for banks in the EU stemming from the downgrades of European States, as experienced in Greece, and related market participants. To the extent this affects other EU economies and their banking systems, it could pose a common threat to the EU banks generally. Moreover, contagion may extend to banks outside the EU, in particular to those economies on the periphery of the EU, such as Turkey and SEE. As a result of these turbulent conditions in the global financial markets, there is ongoing significant deterioration in the inter-bank and term funding markets as well as a material reduction in the availability of longer-term funding. Furthermore, these conditions have led to deterioration in the operating conditions for many of the Group's clients, adversely affecting demand for new lending as well as increasing stress on the asset quality of the Group's loan portfolio.

        In response to this economic instability and illiquidity in the market, a number of governments, including the governments of Greece (as described above), the other EU member states and the United States have intervened in the global financial markets on an unprecedented scale during the periods covered by this discussion including the IMF/Eurozone Stabilization Program. Despite such measures, the volatility and disruption of the capital and credit markets have continued, with many forecasts predicting only modest GDP growth or, in some EU countries, such as Greece, GDP decline over the course of 2010. These conditions have exerted, and may continue to exert, downward pressure on asset prices and on availability and cost of credit for financial institutions, including the Group, and will continue to impact the credit quality of the Group's customers and counterparties. These conditions, alone or in combination with regulatory changes or actions of other market participants, may cause the Group to incur losses or to experience further reductions in business activity, increased funding costs and funding pressures, lower share prices, decreased asset values, additional write-downs and impairment charges and lower profitability.

Non-Performing Loans

        Our level of non-performing loans increased from 2.8% of our loans portfolio at December 31, 2008 to 4.9% at December 31, 2009, and subsequently it has increased further. We have made the necessary provisions for all non-performing loans as at December 31, 2009, as appropriate in accordance with our provisioning policy, and taking into account any collateral with respect to such loans. The effect of the economic conditions in the Hellenic Republic and continuing concerns regarding the Hellenic Republic's credit, the implementation of the IMF/Eurozone Stabilization Program and the effect of the continuing deterioration of global macroeconomic conditions in some of the regions in which we operate will lead to additional non-performing loan generation during 2010 and perhaps for longer. Provisions will continue to negatively affect net income in 2010. We also have provided for other probable losses inherent in the portfolio to the extent such losses are reasonably estimable. See Item 4.E, "Selected Statistical Data—Credit Quality—Allowance for Loan Losses—Methodology".

        Non-performing loans generally remain on our balance sheet significantly longer than would be the case for banks in other Western European countries. Write-offs of collateralized non-performing loans can only be made after all legal remedies for recovery, including realization of collateral, have been exhausted. Our write-offs of non-performing collateralized loans in recent years have been higher than in previous years, which reflects the fact that we have exhausted all legal remedies for recovery of many loans. In addition, we write off consumer loans which are more than 36 months past due and which are not collateralized. The write-off of these loans does not require the exhaustions of all legal remedies. See Item 4.E, "Selected Statistical Data—Credit Quality—Non-Performing Loans, Allowance for Loan Losses, and Loan Loss Experience". Realization of collateral is more difficult during economic recession generally, and more so given existing Greek legislation on mortgages that allows borrowers in arrears to delay payment. In addition, customer behavior has reflected expected legislation to restructure household debt. See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece".

        As part of our strategy to preserve the quality of our loan portfolio, we have improved our methods of assessing credit quality in our loan portfolio. In Greece, we have taken and are continuing to take steps to improve our credit approval and risk management procedures in order to reduce the amount of non-performing loans that occur in the future. See Item 4.E, "Selected Statistical Data—Credit Quality". One objective in upgrading our credit procedures, which we did last in 2006, was to ensure consistency in the loan approval process throughout the Bank while tailoring this process to meet the specific needs of the Bank's borrowers. We have therefore established centralized credit centers, thereby removing the decision-making power for loan approval from our branches. We have also established special divisions to monitor and strengthen our position with respect to delinquent commercial and consumer loans by working flexibly with clients (i.e. restructuring payments and taking additional collateral) to help them meet their payment obligations. See Item 4.E, "Selected Statistical Data—Credit Quality".

        Outside of Greece, we are in the process of fully implementing credit approval and credit review policies throughout the Group's lending operations in order to reduce future non-performing loans. For a discussion of these policies at the various Group banks, see Item 4.E, "Selected Statistical Data—Credit Quality".

Disposal of Non-Core Assets

        As part of our strategy to streamline our operations, we are disposing of certain investments in non-core businesses. In 2007, we disposed of our non-controlling shareholding in the AGET Heracles Cement Company for EUR 321.6 million, in Hellenic Exchanges S.A. for EUR 80.1 million and in the hotel company Elsa S.A. for EUR 2.6 million. In July 2008, we disposed of our non-controlling shareholding in Siemens Enterprise Communications S.A. for EUR 11.4 million. In December 2008, we disposed of our non-controlling shareholding in the hotel company Ellinikes Exohes for proceeds of EUR 3.5 million. In 2009, we disposed of 20% of Social Securities Funds Management S.A., which limited our participation to 20%, for a consideration of EUR 1.3 million and our non-controlling shareholding in Phosphoric Fertilizers Industry S.A. for a consideration of EUR 18.9 million. In addition, the Group received proceeds of approximately EUR 79.0 million in 2008 and EUR 21.0 million in 2009 from disposals of various real estate property holdings. We expect to continue divestitures of non-core assets in the future when circumstances permit.

Early Retirement

        In order to streamline their operations, some Group companies have implemented voluntary retirement schemes.

        The most recent schemes announced are those of Group subsidiaries EI and Vojvodjanska. On November 25, 2008, the Bank's wholly owned subsidiary EI announced a voluntary retirement scheme whereby employees fulfilling certain criteria have the opportunity to leave service receiving additional benefits to those provided by law, up to December 31, 2010 and subject to the approval of the Voluntary Retirement Scheme Committee which includes representatives of the company and its employees. Employees of whom applications have not yet been approved may withdraw their interest up to their leaving date. A total of 257 employees had subscribed to the program up to December 31, 2010, out of which 179 had either already left or had been approved to leave by March 31, 2010. The Group has recognized an expense of EUR 41.4 million (EUR 16.8 million in 2008 and EUR 24.6 million in 2009) in respect of employees for whom applications have been accepted. The additional cost for the remaining employees whom the program concerns is estimated at EUR 8.7 million. Vojvodjanska also implemented a voluntary retirement scheme in 2008 incurring an additional expense of EUR 1.4 million.

        We have also achieved further reductions in our cost base through voluntary retirements taken by certain employees of the Bank, allowing us to hire replacement personnel at a lower overall cost.

Pension Reform

        Following legislation passed in April 2008, the Bank's main pension plan and the main pension branch of EI's post retirement and health plan were incorporated into the main pension branch of the state sponsored social security fund IKA—ETAM as of August 1, 2008. Pursuant to this legislation, the Bank will contribute into IKA—ETAM EUR 25.5 million per year for 15 years starting from December 2009. See Item 6.D, "Employees".

        In addition, in 2005 and 2006, the Hellenic Republic passed legislation permitting bank employee auxiliary pension schemes to merge with the new ETAT. In connection with the proposed merger of the Bank's employee auxiliary schemes with ETAT, we expect to incur a substantial one-time expense, in accordance with an actuarial estimate.

Income Tax and Taxation of Reserves

        The applicable Greek statutory corporation income tax rate is 25% for 2007, 2008 and 2009.

        On April 23, 2010, a tax law (Law 3842/2010) was enacted, according to which the corporate income tax rate applying to distributed profits is set at 40%, whereas the corporate income tax rate applying to undistributed profits will be gradually reduced by 1% each year from 24% in 2010 to 20% in 2014. The new rate for distributed profits shall apply to profits of years ending from 31 December 2010 onwards.

        On December 10, 2009, a tax law (Law 3808/2009) was enacted, according to which entities with profits exceeding EUR 5 million in 2008, are required to pay a special tax levy calculated on the higher of the taxable profits or IFRS profits reported for that year. The tax levy accrued to the Group's current year income statement amounted to EUR 47.7 million.

        On January 29, 2008, a tax law (Law 3634/2008) was enacted, whereby for years ending from 2007 onwards banks are subject to tax on profits which previously qualified as tax exempt and deriving from sale of stock exchange traded shares and stock exchange traded derivatives The tax is calculated at the applicable corporation income tax rate.

        In accordance with Law 3842/2010 the receivable amount of withholding taxes which is reflected in the banks' corporation tax returns for the year 2009 is not refunded provided that it relates to taxes withheld on bond interest income. The Bank estimated the relevant amount at EUR 54,774 thousand.

        On May 6, 2010, a Greek tax Law 3845/2010 was enacted, according to which entities with profits in excess of EUR 100 thousand are required to pay a special tax levy for purposes of reducing the State deficit as agreed with the IMF and the EU. The Group estimated the total additional tax for the fiscal year ended December 31, 2009, at the amount of EUR 37,823 thousand.

Critical Accounting Policies, Estimates and Judgments

        The preparation of financial statements in accordance with U.S. GAAP requires management to make a number of judgments, estimates and assumptions that affect the reported amount of assets, liabilities, income and expense in our U.S. GAAP Financial Statements and accompanying notes. We believe that the judgments, estimates and assumptions used in the preparation of our U.S. GAAP Financial Statements are appropriate given the factual circumstances as of December 31, 2009.

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

Recognition and measurement of financial instruments at fair value

        Financial assets and liabilities that are trading instruments or are designated at fair value are recorded at fair value on the balance sheet date, with changes in fair value reflected in net trading income in the income statement. Financial assets that are classified as AFS are recorded at fair value on the balance sheet date, with changes in fair value reflected in "Other comprehensive income". Judgment is involved in the determination of financial instruments to be designated at fair value in accordance with ASC 825 "Financial Instruments", such as loans, deposits and long-term debt. For more information on financial instruments designated at fair value, see Note 14 "Loans and allowance for loan losses", Note 20 "Deposits", Note 25 "Long-term debt" and Note 37 "Fair Value of Financial Instruments" to the U.S. GAAP Financial Statements included in this Annual Report.

        The Group's management exercises judgment in determining the fair value of financial assets and liabilities. For exchange traded financial instruments, fair value is based generally on quoted market prices for the specific instrument. Where no active market exists, or where quoted prices are not otherwise available, we determine fair value using a variety of valuation techniques. These include present value methods, models based on observable input parameters, and models where some of the input parameters are unobservable. The Group considers both the credit risk of its counterparties, as well as its own creditworthiness in determining fair value of financial instruments, including OTC derivative instruments and financial liabilities designated at fair value in accordance with ASC 825. The Group has not realized any profit or loss on revaluing fair values of derivatives to reflect counterparty risk or its own creditworthiness. If the Group had reflected such adjustments it would not have had a material impact on the valuations. For a further discussion on the effect of a change in interest rates and foreign exchange rates on our portfolio see Item 11, "Quantitative and Qualitative Disclosures about Market Risk", in this document.

        Valuation models are used primarily to value debt instruments, for which quoted market prices are not available and derivatives transacted in the OTC market. The fair value for such instruments is estimated using discounted cash flow analysis based on contractual cash flows discounted at the corresponding market rates, quoted prices for instruments with similar characteristics or other pricing models. All valuation models are validated before they are used as a basis for financial reporting, and periodically reviewed thereafter by qualified personnel independent of the area that created the model. Wherever possible, we compare valuations derived from models with quoted prices of similar financial instruments, and with actual values when realized, in order to further validate and calibrate our models. A variety of factors are incorporated into our models, including actual or estimated market prices and rates, time value and volatility, and market depth and liquidity.

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

        Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and are significant to the overall fair value measurement are classified as Level 3 under the fair value hierarchy established in ASC820 "Fair Value Measurements and Disclosures". Inputs to valuation models are considered unobservable if they are supported by little or no market activity. In periods of extreme volatility, lessened liquidity or in illiquid markets, there may be more variability in market pricing or a lack of market data to use in the valuation process. An illiquid market is one in which little or no observable activity has occurred or one that lacks willing buyers or willing sellers.

        As of December 31, 2009 Level 3 assets amounted to EUR 679,625 thousand, which included EUR 63,117 thousand in trading assets, EUR 38,106 thousand in derivative assets and EUR 578,402 thousand in AFS securities. Level 3 assets represent 3% of assets measured at fair value (or 0.6% of total assets). As of December 31, 2009 Level 3 liabilities amounted to EUR 26,347 thousand, which included EUR 21,454 thousand in derivative liabilities and EUR 4,893 thousand in deposits. Level 3 liabilities represent 0.73% of the liabilities measured at fair value (or 0.03% of total liabilities). During 2009 there were no significant transfers into or out of Level 3. See Note 37, "Fair value of financial instruments", to the U.S. GAAP Financial Statements included in this Annual Report for a table that presents the fair value of Level 1, 2 and 3 assets and liabilities on December 31, 2009.

        Derivative products valued using valuation techniques with significant unobservable inputs include certain correlation products, such as correlation between various interest indices or correlation between various currencies. They also include products where implied volatility represents a significant input.

        AFS securities valued using valuation techniques with significant unobservable inputs principally comprise of securities that require correlation between various interest indices.

        Although a significant degree of judgment is, in some cases, required in establishing fair values, management believes the fair values recorded in our balance sheet and the changes in fair values recorded in our income statement are prudent and reflective of the underlying economics, based on the controls and procedural safeguards we employ.

        Further details on this subject are given in Note 3, "Summary of Significant Accounting Policies" and Note 37, "Fair value of financial instruments", to our U.S. GAAP Financial Statements included in this Annual Report.

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

        Significant judgments and assumptions made regarding the purchase price allocations in the course of the acquisitions of Finansbank and Vojvodjanska include the following:

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

        For the valuation of brands, the relief-from-royalty method was applied which is based on hypothetical royalty income attributable to an asset. In particular, it estimates the expected annual royalty cost savings that result from the company's ownership of trademarks and licenses on which it does not have to pay royalties to a licensor. The intangible asset is then recognized at the present value of these savings. The valuation results were also subject to sensitivity analysis. The corporate brands used by Finansbank and Vojvodjanska were assessed to have an indefinite life based on their qualitative characteristics (history, strength, market awareness, etc.), as well as the circumstances of the trade name in relation to the specific acquisition.

        For the valuation of software, the cost approach method was applied. The cost approach is based upon the economic principles of substitution and price equilibrium. The cost approach suggests that a prudent investor would not pay, for an intangible, more than the cost to acquire a comparable intangible on the market. Software intangibles were valued using the reproduction cost methodology, which is based on the assumption that the value of any intangible asset is the cost incurred to reconstruct or purchase an exact replica of the given intangible asset.

Impairment of goodwill

        Under applicable accounting guidance, goodwill is reviewed at the reporting unit level for potential impairment at least on an annual basis at the end of the reporting period, or more frequently if events or circumstances indicate a potential impairment. This analysis is a two-step process. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, then the goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, the second step must be performed. The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated possible impairment. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. The adjustments to measure the assets, liabilities and intangibles at fair value are for the purpose of measuring the implied fair value of goodwill and such adjustments are not reflected in the consolidated balance sheet. If the implied fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted under applicable accounting standards.

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

        The most significant amounts of goodwill relate to the acquisition of Finansbank and Vojvodjanska Banka. The goodwill arisen from these two acquisitions was tested for impairment and in both cases the fair value of the reporting unit exceeds its carrying amount including goodwill (first step described above), therefore there was no need to perform the second step and no impairment loss was recognized. This conclusion does not change if reasonably possible changes in key assumptions are applied. However, significant adverse changes in any of the assumptions could lead us to record a goodwill impairment charge.

        In 2007, 2008 and 2009 the Group recognized a goodwill impairment loss of EUR 11.2 million, EUR 4.6 million and nil respectively relating to private equity fund investments.

        Further details on this subject are given in Notes 3 and 15 to the U.S. GAAP Financial Statements included in this Annual Report.

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

        Individually significant loans are subject to an impairment test when interest and/or capital is in arrears for a certain period and/or qualitative indications exist, at the assessment date, which demonstrate that the borrower will not be able to meet its obligations. Usually such indications include, but are not restricted to, significant financial difficulty, deterioration of credit rating and the probability of bankruptcy, renegotiation or other financial reorganization procedures. A specific impairment loss is recognized for loans evaluated individually for impairment and is based upon management's best estimate of the present value of the cash flows which are expected to be received. In estimating these cash flows, management makes judgments about the counterparty's financial situation and the net realizable value of any underlying collateral or guarantees in our favor. Each impaired loan is assessed on its merits, and the workout strategy and estimate of cash flows considered recoverable are independently reviewed.

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

        The accuracy of the allowances and provisions we make depends on how well we estimate future cash flows for specific counterparty allowances and provisions and the model assumptions and parameters used in determining collective allowances. While this necessarily involves judgment, we believe that our allowances and provisions are reasonable and supportable. As the process for determining the adequacy of the allowance requires subjective and complex judgment by management about the effect of matters that are inherently uncertain, subsequent evaluations of the loan portfolio, in light of the factors then prevailing, may result in changes in the allowance for loan losses. The methodology for each component, the estimates and judgments are described in further detail in Item 4.E, "Selected Statistical Data—Credit Quality—Allowance for Loan Losses—Methodology".

Insurance reserves

        Insurance reserves for our life insurance operations (long-duration contracts) are estimated using approved actuarial methods that include assumptions about future investment yields, mortality, expenses, options and guarantees, morbidity and terminations. Insurance reserves for our property and casualty insurance operations (short-duration contracts) are determined using loss estimates, which rely on actuarial observations of loss experience for similar historic events.

        Assumptions and observations of loss experience are periodically adjusted, with the support of qualified actuaries, in order to reflect current conditions. Any additional future losses anticipated from the revision of assumptions and estimates are charged to the income statement.

        We continue to monitor potential changes in loss estimates in order to ensure that our recorded reserves in each reporting period reflect current conditions. Our assumptions for insurance reserves are based on a subjective analysis and management judgment. Actual results may result in adjustments to reserves.

        Insurance reserves increased from EUR 2.0 billion in 2008 to EUR 2.3 billion in 2009 due mainly to an increase in Gross Written Premiums. Further details on this subject are provided in Note 3, "Summary of significant accounting policies", to the U.S. GAAP Financial Statements included.

Net periodic benefit cost

        The net periodic benefit cost is actuarially determined using assumed discount rates, assumed rates of compensation increase and the expected return on plan assets. These assumptions are ultimately determined by reviewing the Group's salary increases each year. The expected long-term return on plan assets represents management's expectation of the average rate of earnings on the funds invested to provide for the benefits included in the projected benefit obligation. To determine the expected long-term rate of return assumption the Group and its advisors make forward-looking assumptions in the context of historical returns and volatilities for each asset class as well as correlations among asset classes. The expected long-term rate of return assumption is annually adjusted based on revised expectations of future investment performance of the overall capital markets, as well as changes to local regulations affecting investment strategy. The weighted average expected long-term rate of return assumption used in computing the 2009 net periodic pension cost was 6.1% compared to 7.2% for 2008. The rate of compensation increase increased from 4.6% in 2008 to 5.3% in 2009. The discount rate remained stable between 2008 and 2009 at 5.4%. The change in assumptions and the difference between actual outcomes and assumptions resulted in a net actuarial gain of EUR 3.2 million in 2009. As at December 31, 2009, equity securities of the Bank represented 80% of plan assets of all Group funded defined benefit plans and therefore the performance of plan assets is largely dependent on the performance of the Bank's share. The impact to the pension benefit obligation, as well as to service and benefit cost if certain assumptions are changed is further disclosed in Note 39, "Employee Benefit Plans", to the U.S. GAAP Financial Statements.

Impairment of available-for-sale financial assets

        Management follows the guidance of ASC 320 and is required to exercise judgment in determining whether an Other-Than-Temporary-Impairment ("OTTI") has occurred in investments classified as AFS. If an OTTI is identified, the unrealized losses recorded in accumulated other comprehensive income for the impaired security should be reclassified to net income. More information on assumptions and estimates requiring management judgment relating to the assessment of OTTI is provided in Note 3 "Summary of significant accounting policies" and details regarding the unrealized losses by type of investment are provided in Note 12 "Available-for-sale securities" to the U.S. GAAP Financial Statements together with details regarding the unrealized losses by type of investment. During 2009, the Group has recognized an impairment charge of EUR 151.5 million with respect to certain debt securities that it intends to sell and EUR 206.9 million in relation to the majority of its equity securities and mutual fund units held with significant and prolonged unrealized losses. As at December 31, 2009, the Group had unrealized losses in equity and debt instruments of EUR 22.7 million and EUR 866.3 million, respectively.

        Where cash flows related to an investment are readily determinable, a low level of judgement may be involved. However, where determination of estimated future cash flows requires consideration of a number of variables, some of which may be unobservable, more significant judgment is required. The most significant judgements applied by management relate to OTTI in equity instruments, where it is necessary to evaluate the near-term prospects of the issuer in relation to the severity and duration of the impairment and assess whether recovery is unlikely even after considering management's intention and ability to hold the investment. In this context "near-term" is defined as the next twelve months. It is reasonably possible that outcomes in the next financial year could be different from the assumptions and estimates used in identifying OTTI in equity securities. The recognition of OTTI charges in our equity securities portfolio would reduce the net income for the year by the amount disclosed above.

Income taxes

        We are subject to income taxes in various jurisdictions. Significant judgment is required in determining the Group-wide provision for income taxes. We consider many factors including statutory, judicial and regulatory guidance in estimating the appropriate accrued income taxes for each jurisdiction. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. We recognize liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which the final outcome is determined.

A.    Operating Results

Results of Operations for the year ended December 31, 2009 compared with the year ended December 31, 2008

        Overview.    Our results for the year ended December 31, 2009 were significantly impacted by deteriorating global financial conditions and in particular the financial crisis which accelerated after the Lehman Brothers' bankruptcy filing in September 2008. The impacts of these events resulted in significantly higher provisions for loan losses during the year, OTTI charges of EUR 358.3 million for debt and equity securities and trading losses in the trading portfolio in the fourth quarter of 2009. Lower income from non-core asset disposals, higher tax expense and impairment of our associates in 2009 also contributed to the decrease in net income attributed to our shareholders by 35.8% in 2009 to EUR 527.0 million from EUR 821.4 million in 2008.

        Net Interest Income before provision for loan loss.    Net interest income before provision for loan losses grew by 11.2% to EUR 3,786.3 million for 2009, compared with EUR 3,405.1 million in 2008, underscoring the stability of the Group's business model even in period of crisis, and highlighting the importance of the geographical dispersion of the Group's income sources. Net interest margin was almost unaffected, at 3.7% in 2009, despite the pressure from competition in deposit gathering. The components of our net interest income for 2008 and 2009 are reflected in the following table:

	Year ended December 31,
			2008/2009 Change
	2008	2009
	(EUR in thousands)		(%)
Interest Income:
Loans	5,173,987	5,039,925	(2.6)
Securities available for sale	603,029	836,080	38.6
Held-to-maturity securities	3,052	9,425	208.8
Trading assets	491,151	185,720	(62.2)
Securities purchased under agreements to resell	95,502	28,553	(70.1)
Interest-bearing deposits with banks	232,311	63,515	(72.7)
Other	96,045	68,162	(29.0)

Total interest income	6,695,077	6,231,380	(6.9)

Interest Expense:
Deposits	(2,704,685)	(2,133,507)	(21.1)
Securities sold under agreements to repurchase	(260,522)	(90,052)	(65.4)
Other borrowed funds	(32,339)	(34,244)	5.9
Long-term debt	(290,943)	(184,144)	(36.7)
Other	(1,452)	(3,168)	118.2

Total interest expense	(3,289,941)	(2,445,115)	(25.7)

Net interest income before provision for loan losses	3,405,136	3,786,265	11.2
Provision for loan losses	(425,537)	(998,448)	134.6

Net interest income after provision for loan losses	2,979,599	2,787,817	(6.4)

        Our total interest income decreased by 6.9% to EUR 6,231.4 million for 2009, from EUR 6,695.1 million for 2008. The Group's interest income from loans in 2009 posted only a small decline of 2.6% compared with 2008, reflecting lower short and long-term interest rates prevailing throughout 2009 despite the increase in the Group's retail and corporate lending activities. The decrease in liquidity placed with other banks led to the lower interest income from interest-bearing deposits with banks.

        Our total interest expense decreased by 25.7% to EUR 2,445.1 million for 2009, from EUR 3,289.9 million for 2008 mainly due to lower short- and long- term interest rates. Interest on amounts due to customers decreased by 21.1% in 2009, despite the increased deposit balances. Total deposits increased to EUR 87.8 billion as at December 31, 2009, from EUR 80.5 billion as at December 31, 2008.

        Allowance for Loan Losses.    During 2009, we posted provisions for loan losses of EUR 998.4 million, an increase of 134.6% from EUR 425.5 million during 2008, due to increased amount of balances becoming non-performing in all segments and geographical locations where the Group operates.

        Activity in the loan loss allowance for the years ended December 31, 2008 and 2009 was as follows:

	2008	2009
	(EUR in thousands)
Balance at beginning of year	1,132,952	1,232,626
Add: Provision for loan losses	425,537	998,448
Write-offs	(322,240)	(196,312)
Recoveries	42,433	29,663

Less: Net write-offs	(279,807)	(166,649)
Translation differences	(46,056)	753

Balance at end of year	1,232,626	2,065,178

        During 2009, the total loan loss allowance increased by 67.5% from EUR 1,232.6 million as at December 31, 2008 to EUR 2,065.2 million as at December 31, 2009. This increase was due to a substantially higher provision for loan losses charged in 2009 as a result of deteriorating credit quality due to adverse economic conditions.

        The increase in the provision for loan loss charged in 2009 combined with the lower increase of our loan portfolio (7.6% in 2009 compared to 26.8% in 2008) and with the lower amount of write offs in 2009 have resulted in the significant increase of the loan loss allowance as a percentage of our total loan portfolio from 1.7% as at December 31, 2008 to 2.7% as at December 31, 2009.

	Year ended December 31,
	2008		2009
	(EUR in thousands)%		(EUR in thousands)%
Specific allowances	344,255	27.9	398,179	19.3
Coefficient analysis	71,378	5.8	88,803	4.3
Homogeneous analysis	422,536	34.3	838,103	40.6
Foreign loans	394,457	32.0	740,093	35.8

Total loan loss allowances	1,232,626	100.0	2,065,178	100.0

        All components of our loan loss allowances have increased during 2009, reflecting an increase in non-performing loans in all segments and geographical locations where the Group operates.

        The most significant increase is noted within the homogenous allowances, which almost doubled during 2009 from EUR 422.5 million as at December 31, 2008 to EUR 838.1 million as at December 31, 2009. This is in line with the significant increase of our retail non-performing loans during the same period.

        Specific allowances increased from EUR 344.3 million as at December 31, 2008 to EUR 398.2 million as at December 31, 2009. This net increase, combined with the write-offs of corporate loans, reflects both the increase of individually assessed customers and the additional allowances on already impaired customers due to adverse economic conditions.

        Coefficient allowances increased from EUR 71.4 million as at December 31, 2008 to EUR 88.8 million as at December 31, 2009, reflecting both the increase of customers provided for using this methodology as well as a slight downgrading of customers to a credit rating requiring higher loan loss allowances.

        Overall, the provision for domestic loans losses charged in the income statement amounted to EUR 591.6 million in 2009 compared to EUR 249.0 million in 2008 in line with the net increase of

89.8% of domestic non-performing loans from EUR 1,266.0 million as at December 31, 2008 to EUR 2,402.5 million as at December 31, 2009.

        The provision for foreign loans losses increased by 87.6% from EUR 394.5 million as at December 31, 2008 to EUR 740.1 million as at December 31, 2009 since our subsidiaries in Turkey and in SEE required higher allowances to cover identified losses. Provision for foreign loans losses charged during the year more than doubled from EUR 176.5 million in 2008 to EUR 406.8 million in 2009.

        Despite the significant amount of provision for loan losses charged in the income statement for domestic and foreign operations in 2009, the total loan loss allowance as a percentage of non-performing loans was 56.0% as at December 31, 2009 compared with 63.3% as at December 31, 2008. This reduction reflects lower loss rates applied to loans that became non-performing in 2009, resulting from both the lower average age of such loans compared to loans that were non-performing before January 1, 2009, and from the fact that certain of these domestic loans became non-performing not because of the inability of the customers to meet their payment requirements but due to their passive stance while waiting for the new laws regulating loan restructurings, which could benefit loans that were non-performing, to come into force. For more information regarding the laws regulating restructuring of loans already in force since March 2010 see Item 4.B, "Business Overview—Settlement of Business and Corporate Debts".

        Net interest income after provisions for loan losses decreased by 6.4% to EUR 2,787.8 million in 2009 from EUR 2,979.6 million in 2008.

        Non-interest Income.    Non-interest income decreased by 11.3% to EUR 1,719.5 million for 2009, compared to EUR 1,544.6 million for 2008. The following table summarizes the principal components of non-interest income during each of the two years ended December 31, 2008 and 2009:

	Year ended December 31,
			2008/2009 Change
	2008	2009
	(EUR in thousands)		(%)
Credit card fees	243,048	200,939	(17.3)
Service charges on deposit accounts	50,546	49,005	(3.0)
Other fees and commissions	554,161	502,140	(9.4)
Net trading losses	(329,550)	(87,096)	(73.6)
Net realized gains/ (losses) on sales of available-for-sale securities	8,415	(8,399)	(199.8)
Equity in earnings of investees and realized gains/(losses) on disposals	(23,730)	(27,879)	17.5
Income from insurance operations	852,557	990,054	16.1
Other	189,119	100,736	(46.7)

Total non-interest income	1,544,566	1,719,500	11.3

        Fees from credit cards and other banking activities were lower in 2009, by 17.3% and 9.4% respectively. In 2009, we have recorded net realized gains on AFS securities of EUR 349.9 million compared to gains EUR 26.2 million in 2008. This increase was offset by increased Other-than-temporary-impairment charges in 2009 of EUR 358.3 million relating to our debt and equity portfolio compared to EUR 17.8 million in 2008. As a result, in 2009 we had net losses on available-for-sale securities of EUR 8.4 million, compared to gains of EUR 8.4 million in 2008. Net trading losses decreased to EUR 87.1 million in 2009 from EUR 329.6 million in 2008. Our net trading losses consist of valuation losses in our bond portfolio and derivative positions. They also include a realized gain of EUR 224.7 million from the buy back of EUR 960.4 million of hybrid securities issued by NBG Funding. The increase in income from insurance operation reflects mainly the increase in gross written premia of the motor line of business as a result of the higher penetration in the Greek market.

        Non-interest Expense.    Non-interest expense increased by 9.4% to EUR 3,697.4 million for 2009, compared with EUR 3,379.0 million for 2008.

        The following table summarizes the principal components of non-interest expense during each of the two years ended December 31, 2008 and 2009.

	Year ended December 31,
			2008/2009 Change
	2008(1)	2009
	(EUR in thousands)		(%)
Salaries, employee benefits and voluntary early retirement schemes	1,439,415	1,557,784	8.2
Occupancy and equipment expense	151,274	166,385	10.0
Amortization and depreciation	162,478	188,025	15.7
Impairment of goodwill	4,585	—	—
Insurance claims, reserves movement, commissions and reinsurance premia ceded	741,565	898,934	21.2
Other non-interest expense and deposit insurance premium	879,679	886,284	0.8

Total non-interest expense	3,378,996	3,697,412	9.4

(1)
Upon the adoption of SFAS 160 (now codified in ASC 810-10), "Non-controlling interest" is retrospectively not presented within "Non-interest Expense", instead it is presented as an allocation of "Net Income" to the non-controlling interest. For more details, refer to Note 3, "Summary of significant accounting policies—Recently issued accounting pronouncements" to the US GAAP Financial Statements.

        Salaries, employee benefits and voluntary early retirement schemes grew by 8.2% and amounted to EUR 1,557.8 million in 2009 from EUR 1,439.4 million in the same period in 2008, reflecting higher staff costs of the Bank from the application of the arbitration court decision in relation to annual salary increases, the 1st annual contribution of EUR 25.5 million to IKA ETAM in accordance with Law 3655/2008 and the cost for hiring unemployed people in line with our social responsibility for alleviating the impacts of the economic crisis. In foreign segments personnel expenses were contained in 2009 reflecting marginal network expansion and the positive impact of voluntary retirement schemes. Employee benefit costs in 2008 and 2009 include actuarial estimates for pension and post-retirement defined benefit plans. In 2008 and 2009, these estimates resulted in a charge to the income statement of EUR 42.0 million and of EUR 84.4 million, respectively. Insurance claims, reserves movement, commissions and reinsurance premia ceded increased in line with the higher production in the motor line of business mentioned above.

        Income Before Income Tax Expense.    In 2009, the Group reported income before income tax expense of EUR 809.9 million, a 29.3% decrease from EUR 1,145.2 million in 2008, due principally to increased provisions made by the Bank and its banking subsidiaries in Turkey and SE Europe taken during 2009 in light of deteriorating economic conditions and higher net non-interest expense.

        Income Tax Expense.    In 2009, we recognized a current tax expense of EUR 163.8 million and a deferred tax expense of EUR 56.9 million compared to a current tax expense of EUR 160.1 million and a deferred tax expense of EUR 82.0 million in 2008. Our total tax expense in 2009 amounted to EUR 220.6 million compared to EUR 242.1 million in 2008. The applicable Greek statutory corporation income tax rate was 25% for 2009 and 2008 and will be gradually reduced by 1% each year from 24% in 2010 to 20% in 2014. The effective tax rate for the Group in 2009 was approximately 27.2% while in 2008 was 21.1%.

        Included in tax expense for 2009 is the amount of EUR 47.7 million related to a special tax levy, following the new tax legislation enacted on December 10, 2009 (Law 3808/2009), according to which entities with profits exceeding EUR 5 million in 2008, are required to pay this special tax levy.

        Net Income.    For the reasons discussed above, we had recorded net income attributable to NBG shareholders of EUR 527.0 million for 2009, compared with EUR 821.4 million for 2008.

        Exchange Rate Exposure.    The Group is an active participant in the foreign exchange markets and also makes loans denominated in foreign currencies. The Group's goal in managing exchange rate exposure is to minimize the effect of exchange rate movements on profitability. The Group adheres to central bank guidelines and other guidelines applicable to the Group and actively manages its foreign currency position. To the extent that foreign currency-denominated assets are not matched with liabilities denominated in the same currencies, the Group engages in swaps and other economic hedging transactions in order to reduce the effects of these imbalances. Furthermore, following the Group's expansion to Turkey (through Finansbank acquisition) the exposure to Turkish lira has increased. The Group closely monitors its exposure to the TL arising from the net investment in Finansbank and when necessary it engages in swap and other economic hedging transactions in order to reduce the volatility in the Group's equity arising on the translation of Finansbank's net assets from TL to Euro. As at December 31, 2009, approximately 20.0% of the Group's liabilities and 23.9% of the Group's assets were denominated in currencies other than euro, before taking into account economic hedging transactions. For more information on foreign exchange risk see Item 11, "Quantitative and Qualitative Disclosures About Market Risk".

Results of Operations for the year ended December 31, 2008 compared with the year ended December 31, 2007

        Overview.    Our results for the year ended December 31, 2008 were significantly impacted by deteriorating global financial conditions and in particular the financial crisis beginning in September 2008, resulting in significantly higher provisions during the fourth quarter of 2008. Lower income from asset disposals, higher income tax expense and impairment of our equity investees in 2008 also contributed to the decrease in net income attributable to NBG shareholders, which decreased by 37.7% in 2008 to EUR 821.4 million from EUR 1,318.8 million in 2007.

        Net Interest Income.    Net interest income before provision for loan losses grew by 14.0% to EUR 3,405.1 million for 2008, compared with EUR 2,986.4 million in 2007, mainly as a result of the growth of our loan portfolio. Net interest margin was 3.8% in 2008, from 3.9% in 2007. The components of our net interest income for 2007 and 2008 are reflected in the following table:

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

        Our total interest income increased by 19.4% to EUR 6,695.1 million for 2008, from EUR 5,606.2 million for 2007. The Group's interest income from loans in 2008 increased by 23.9% compared with 2007, reflecting a growth both in the Group's retail and commercial lending activities. The increase in interest income was also due to increases in interest income from securities mainly reflecting an increase in interest rates. These increases were partially offset by a 24.1% decrease in interest income from interest-bearing deposits with banks.

        Our total interest expense increased by 25.6% to EUR 3,289.9 million for 2008, from EUR 2,619.9 million for the same period in 2007. Interest on amounts due to customers increased by 33.1% in 2008, reflecting the increase in our interest bearing deposit balances to EUR 75.4 billion as at December 31, 2008, from EUR 61.3 billion as at December 31, 2007, and increases in interest rates, particularly on time deposits in the fourth quarter of 2008.

        Allowance for Loan Losses.    During 2008, we posted provisions for loan losses of EUR 425.5 million, an increase of 123.1% from EUR 190.8 million during 2007, due principally to increased provisions made by the Bank and Finansbank taken during the second half of 2008 in light of deteriorating economic conditions. The loan loss allowance as a percent of our total loan portfolio decreased from 2.0% at December 31, 2007 to 1.7% at December 31, 2008 mainly due to the significant net new loans to the public sector in the amount of EUR 6,406 million (42% of net new total loans), which have no related loan loss allowance.

        Activity in the loan loss allowances for the two years ended December 31, 2007 and 2008 was as follows:

	2007	2008
	(EUR in thousands)
Balance at beginning of year	1,224,757	1,132,952
Subsidiaries acquired	6,582	—
Add: Provision for loan losses	190,755	425,537
Write-offs	(341,572)	(322,240)
Recoveries	46,023	42,433

Less: Net write-offs	(295,549)	(279,807)
Translation differences	6,407	(46,056)

Balance at end of year	1,132,952	1,232,626

        During 2008, the total loan loss allowance increased by 8.8% from EUR 1,133.0 million as at December 31, 2007 to EUR 1,232.6 million as at December 31, 2008. This increase was due to substantially higher provision for loan losses charged in the second half of 2008 as a result of deteriorating credit quality as a result of economic conditions, which were partially offset by the net reductions in loss allowance from foreign exchange differences relating to our Turkish operations. The amount from subsidiaries acquired in 2007 relates to purchase price allocations as part of our acquisitions of Finansbank and Vojvodjanska, while there were no subsidiaries acquired in 2008.

        Despite the significant increase in the provisions for loan losses charged in the income statement in 2008, the total loan loss allowance as a percentage of non-performing loans was 63.3% as at December 31, 2008 and 68.8% as at December 31, 2007. Provisions for domestic loan losses charged in the income statement more than doubled in 2008 and amounted to EUR 249.0 million compared to EUR 119.4 million in 2007, which is consistent with the net increase in domestic non-performing loans and the credit quality of the domestic loan portfolio. Despite this increase, the domestic loan loss allowance as a percentage of domestic non-performing loans slightly decreased from 66.8% to 66.2% due to the write-off of EUR 205.7 million related to unsecured domestic non-performing loans, which results in proportionally lower provisions because only the secured part of these non-performing loans remains on the balance sheet. In foreign markets, the amount charged in the income statement in 2008 was EUR 176.5 million, which is an increase of 147.3% compared to EUR 71.4 million in 2007. Despite this increase, foreign loan loss allowance as a percentage of foreign non-performing loans decreased from 73.5% to 57.9%. The reason for this decrease was twofold. First, we wrote off the unsecured part of non-performing loans in the amount of EUR 116.5 million. Second, we adjusted the parameters used in the estimation of foreign loan loss allowance, after gathering more experience in those markets following the acquisition of Finansbank in 2006, which allowed us to refine our periodic back-testing. This improved the calibration of models based on the ongoing development of our databases with reliable historical data that covers longer periods for those foreign operations and reflects the worsening of market conditions in 2008.

	Year ended December 31,
	2007		2008
	(EUR in thousands)%		(EUR in thousands)%
Specific allowances	392,696	34.7	344,255	27.9
Coefficient analysis	75,201	6.6	71,378	5.8
Homogeneous analysis	304,538	26.9	422,536	34.3
Foreign loans	353,344	31.2	394,457	32.0
Unallocated allowances	7,173	0.6	—	—

Total loan loss allowances	1,132,952	100.0	1,232,626	100.0

        Specific allowances decreased from EUR 392.7 million in 2007 to EUR 344.3 million in 2008 due to lower amounts of impaired loans that were considered to be individually significant. Allowances under the homogeneous analysis increased from EUR 304.5 million in 2007 to EUR 422.5 million in 2008, due to the increased size of the consumer loan portfolio (residential mortgages, installment loans, credit cards, etc.). The amount of unallocated allowance was EUR NIL in 2008, since our effort was to direct allowances to identified losses.

        Net interest income after provisions for loan losses increased by 6.6% to EUR 2,979.6 million in 2008 from EUR 2,795.6 million in 2007.

        Non-interest Income.    Non-interest income decreased by 28.1% to EUR 1,544.6 million for 2008, compared to EUR 2,147.9 million for 2007. The following table summarizes the principal components of non-interest income during each of the two years ended December 31, 2007 and 2008:

	Year ended December 31,
			2007/2008 Change
	2007	2008
	(EUR in thousands)		(%)
Credit card fees	209,105	243,048	16.2
Service charges on deposit accounts	43,121	50,546	17.2
Other fees and commissions	626,485	554,161	(11.5)
Net trading losses	(97,693)	(329,550)	237.3
Net realized gains on sales of available-for-sale securities	129,816	8,415	(93.5)
Equity in earnings of investees and realized gains/(losses) on disposals	159,536	(23,730)	(114.9)
Income from insurance operations	834,681	852,557	2.1
Other	242,829	189,119	(22.1)

Total non-interest income	2,147,880	1,544,566	(28.1)

        The main reason for the decrease in our non-interest income was the increase in net trading losses from EUR 97.7 million in 2007 to EUR 329.6 million in 2008 and the decrease in net realized gains on sales of AFS securities from EUR 129.8 million in 2007 to EUR 8.4 million in 2008, due to adverse economic conditions resulting from the global financial crisis. During 2008 we have recorded losses in our bond portfolio and derivative positions and gains from the transactions on our long term debt. In addition, equity in earnings of investees and realized gains/(losses) on disposals had a loss of EUR 23.7 million in 2008, compared to a gain of EUR 159.5 million in 2007 mainly due to an impairment charge of EUR 34.7 million to our equity method investment Larco Metallurgical in 2008 and to a gain of EUR 131.5 million from the sale of our share in AGET Heracles in 2007.

        Non-interest Expense.    Non-interest expense increased by 4.0% to EUR 3,379.0 million for 2008, compared with EUR 3,248.2 million for 2007.

        The following table summarizes the principal components of non-interest expense during each of the two years ended December 31, 2007 and 2008.

	Year ended December 31,
			2007/2008 Change
	2007	2008
	(EUR in thousands)		(%)
Salaries, employee benefits and voluntary early retirement schemes	1,420,092	1,439,415	1.4
Occupancy and equipment expense	123,092	151,274	22.9
Amortization and depreciation	139,811	162,478	16.2
Impairment of goodwill	11,224	4,585	(59.2)
Insurance claims, reserve movement, commissions and reinsurance premia ceded	764,883	741,565	(3.1)
Other non-interest expense and deposit insurance premium	789,090	879,679	11.5

Total non-interest expense(1)	3,248,192	3,378,996	4.0

(1)
Upon the adoption of SFAS 160 (now codified in ASC 810-10), "Non-controlling interest" is retrospectively not presented within "Non-interest Expense", instead it is presented as an allocation of "Net Income" to the non-controlling interest. For more details, refer to Note 3: "Summary of significant accounting policies—Recently issued accounting pronouncements" to the US GAAP Financial Statements.

        Salaries, employee benefits and voluntary early retirement schemes grew by only 1.4% and amounted to EUR 1,439.4 million in 2008 from EUR 1,420.1 million in the same period in 2007, below the annual pay rise provided for in our Greek collective labor agreement, reflecting the positive effect of early retirement programs applied in previous years. Employee benefit costs in 2007 and 2008 include actuarial estimates for pension and post-retirement defined benefit plans. In 2007 and 2008, these estimates resulted in a charge to the income statement of EUR 61.8 million and of EUR 42.0 million, respectively.

        Income Before Income Tax Expense.    In 2008, the Group reported income before income tax expense of EUR 1,145.2 million, a 32.4% decrease from EUR 1,695.3 million in 2007, due principally to increased provisions made by the Bank and Finansbank taken during the second half of 2008 in light of deteriorating economic conditions, higher losses on our trading and investment portfolios and the absence of significant gains on disposal of non-core operations.

        Income Tax Expense.    In 2008, we recognized a current tax expense of EUR 160.1 million and a deferred tax expense of EUR 82.0 million compared to a current tax expense of EUR 232.1 million and a deferred tax expense of EUR 79.4 million in 2007. Our total tax expense in 2008 amounted to EUR 242.1 million compared to EUR 311.5 million in 2007. Following legislation enacted in December 2005, the applicable Greek statutory rate of tax was reduced from 32% for 2005 to 29% for 2006, and 25% for 2007 and thereafter. Pursuant to an incentive law, the statutory tax rate for the Bank for the years 2005 and 2006 was further reduced by four percentage points. The effective tax rate for the Group in 2008 was approximately 21.1%.

        Net Income Attributable to NBG Shareholders.    For the reasons discussed above, we had net income attributable to NBG shareholders of EUR 821.4 million for 2008, compared with EUR 1,318.8 million for 2007.

        Exchange Rate Exposure.    The Group is an active participant in the foreign exchange markets and also makes loans denominated in foreign currencies. The Group's goal in managing exchange rate exposure is to minimize the effect of exchange rate movements on profitability. The Group adheres to central bank guidelines and other guidelines applicable to the Group and actively manages its foreign currency position. To the extent that foreign currency-denominated assets are not matched with liabilities denominated in the same currencies, the Group engages in swaps and other economic hedging transactions in order to reduce the effects of these imbalances. Furthermore, following the Group's expansion to Turkey (through the Finansbank acquisition) the exposure to Turkish lira has increased. The Group actively manages its exposure to the Turkish lira arising from the net investment in Finansbank in order to reduce the volatility in the Group's equity arising on the translation of Finansbank's net assets from Turkish lira to the Euro. As at December 31, 2008, approximately 22.8% of the Group's liabilities and 24.7% of the Group's assets were denominated in currencies other than the euro, before taking into account economic hedging transactions. For more information on foreign exchange risk see Item 11, "Quantitative and Qualitative Disclosures About Market Risk".

Recently Issued Accounting Pronouncements

        For a discussion of recently issued accounting pronouncements please refer to Note 3, "Summary of significant accounting policies" to the U.S. GAAP Financial Statements.

Segment Information

        We measure the performance of each of our business segments primarily in terms of "profit before tax". Profit before tax and the business segment information of the Group, set forth below, is derived from the internal management reporting system used by management to measure the performance of the business segments. Unlike financial accounting, there is no authoritative body of guidance for management accounting. The business segment information, set forth below, is based on the financial information prepared in accordance with IFRS. Accordingly, the format and information is presented primarily on the basis of IFRS and is not consistent with, or directly comparable to, the consolidated financial statements prepared on the basis of US GAAP. A reconciliation of Profit before tax per IFRS to Income before income tax expense per US GAAP is provided in Note 38 to the U.S. GAAP Financial Statements.

        During 2009, the Group implemented certain changes in the internal segment reports that are reviewed by management. Therefore, certain comparative figures have been represented. In particular, certain items of total operating income have been re-presented from the "International" to the "Other" segment as certain asset and liability items were transferred to the "Other" segment and are no longer reported within the "International" segment. Furthermore, certain direct costs and allocated costs and provisions have been re-presented from the "International" to the "Other" segment for the same reason.

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

Insurance

        The Group offers a wide range of insurance products through its EI and the latter company's subsidiaries in Romania, Cyprus and its joint ventures in Bulgaria, as well as through Finans Pension in Turkey.

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

Breakdown by business segment

12-month period ended December 31, 2007	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in thousands)
Net interest income	1,733,582	292,517	33,705	36,933	358,227	747,772	(151,619)	3,051,117
Net fee and commission income	203,198	64,130	158,447	224	100,446	249,473	(3,393)	772,525
Other	13,973	(61,564)	205,823	138,147	53,190	101,173	284,826	735,568

Total operating income	1,950,753	295,083	397,975	175,304	511,863	1,098,418	129,814	4,559,210

Direct costs	(612,561)	(51,057)	(87,648)	(183,169)	(276,058)	(505,381)	(286,232)	(2,002,106)
Allocated costs and provisions	(457,838)	(83,320)	(17,191)	(382)	(49,427)	(41,319)	(21,908)	(671,385)
Share of profit of associates	—	—	(361)	423	157	—	16,991	17,210

Profit before tax	880,354	160,706	292,775	(7,824)	186,535	551,718	(161,335)	1,902,929

Tax expense								(258,808)

Profit for the period								1,644,121
Non-controlling interest								(18,806)

Profit attributable to NBG shareholders								1,625,315

Segment assets	27,439,135	14,420,429	17,975,160	2,758,878	10,916,878	14,194,105	2,235,455	89,940,040
Tax assets								445,534

Total assets								90,385,574

Other Segment items
Depreciation, amortisation & impairment charges	18,270	735	13,737	9,899	29,651	31,058	72,930	176,280
Provision for loans impairment & advances	187,741	48,430	—	—	39,984	41,319	12,723	330,197

Breakdown by business segment

12-month period ended December 31, 2008	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in thousands)
Net interest income	1,718,379	324,967	200,908	46,097	454,389	872,623	(37,829)	3,579,534
Net fee and commission income	189,667	65,826	113,335	6,414	106,583	291,839	(1,595)	772,069
Other	1,087	(62,487)	172,794	142,412	60,680	37,399	222,343	574,228

Total operating income	1,909,133	328,306	487,037	194,923	621,652	1,201,861	182,919	4,925,831

Direct costs	(630,072)	(46,005)	(83,807)	(172,360)	(309,286)	(564,677)	(226,795)	(2,033,002)
Allocated costs and provisions	(565,018)	(86,039)	(32,679)	(2,147)	(83,730)	(114,750)	(42,520)	(926,883)
Share of profit of associates	—	—	(468)	595	440	—	(29,499)	(28,932)

Profit before tax	714,043	196,262	370,083	21,011	229,076	522,434	(115,895)	1,937,014

Tax expense								(352,071)

Profit for the period								1,584,943
Non-controlling interest								(38,931)

Profit attributable to NBG shareholders								1,546,012

Segment assets	28,511,304	18,429,200	23,312,965	2,380,694	11,073,694	14,451,982	2,790,681	100,950,520
Tax assets								372,722

Total assets								101,323,242

Other Segment items
Depreciation, amortisation & impairment charges	16,820	807	7,597	9,364	28,139	40,011	88,167	190,905
Provision for loans impairment & advances	259,493	42,581	15,151	1,586	83,730	114,750	20,340	537,631

Segment analysis for year ended December 31, 2008 compared with the year ended December 31, 2007 based on IFRS

        The increase in our profit before tax in 2008 reflects primarily the robust growth in our global markets and asset management and international segments and improved results in our other segment, which more than offset the significant decrease in profit before tax contributed by our retail banking operations and Turkish operations in 2008.

        In each of the segments contributing higher profit before tax to our overall results in 2008 compared with 2007, higher net interest income was an important factor underlying those improved results. Net interest income from our international as well as from our corporate segments increased by 26.8% to EUR 454.4 million in 2008 from EUR 358.2 million in 2007, and by 11.1% to EUR 325.0 million in 2008 from EUR 292.5 million in 2007, respectively, reflecting primarily the increase of our loan portfolio, in these segments. Provisions were significantly higher in 2008 for our international segment mainly due to the deterioration of client creditworthiness in the last quarter. Total operating income from our global markets and asset management segment increased by 22.4% to EUR 487.0 million in 2008, primarily due to the higher net interest income in 2008 from higher yields on our government bond portfolio and trading assets.

        In our insurance segment, higher operating income and lower direct costs are principally the result of increased premiums from larger volumes of policies written, and lower costs relating to changes in our reserves in 2008.

        Net interest income from our Turkish operations increased by 16.7% to EUR 872.6 million in 2008, from EUR 747.8 million in 2007, principally as a result of the growth of our mortgage and consumer loan portfolios in 2008 compared with 2007. Increases in net fee and commission income from our Turkish and other international operations also contributed significantly to our overall improved results in 2008, due mainly to higher transaction volumes. These increases were offset, however, by higher provisions in 2008.

        Net interest income from our retail segment decreased by 0.9% to EUR 1,718.4 million in 2008 from EUR 1,733.6 million in 2007, and was negatively affected by the significant increase in provisions reflecting deteriorating economic conditions particularly in the fourth quarter of 2008.

        The segment "other" comprises our proprietary real estate management, hotel and warehousing businesses, share of profits or losses of our associated undertakings and other unallocated income and expenses of the Group.

Breakdown by business segment

12-month period ended December 31, 2009	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in thousands)
Net interest income	1,402,316	536,138	584,022	48,832	488,762	942,830	(62,611)	3,940,289
Net fee and commission income	166,243	72,270	95,488	3,872	94,040	254,572	(71)	686,414
Other	(26,448)	(67,169)	268,099	149,498	17,873	96,860	11,679	450,392

Total operating income	1,542,111	541,239	947,609	202,202	600,675	1,294,262	(51,003)	5,077,095

Direct costs	(670,025)	(53,509)	(80,863)	(182,574)	(303,132)	(523,994)	(261,244)	(2,075,341)
Allocated costs and provisions	(798,813)	(207,704)	(188,817)	(70,049)	(189,308)	(250,085)	(45,030)	(1,749,806)
Share of profit of associates	—	—	(1,429)	560	783	(190)	393	117

Profit before tax	73,273	280,026	676,500	(49,861)	109,018	519,993	(356,884)	1,252,065

Tax expense								(288,720)

Profit for the period								963,345
Non-controlling interest								(40,777)

Profit attributable to NBG shareholders								922,568

Segment assets	31,961,306	18,639,070	26,859,396	2,851,745	11,446,389	15,819,570	5,453,008	113,030,484
Tax assets								363,699

Total assets								113,394,183

Other Segment items
Depreciation, amortisation & impairment charges	20,096	1,021	5,011	9,509	33,295	42,186	110,795	221,913

Provision for loans impairment & advances	442,576	151,257	170,331	69,431	189,308	250,085	22,184	1,295,172

Segment analysis for year ended December 31, 2009 compared with the year ended December 31, 2008 based on IFRS

        The Group's overall decrease in profit before tax in 2009 compared with the same period in 2008, primarily reflects the significantly lower results in our retail and international segments and losses in the insurance business segment, which were only partially offset by improved performance in our global markets and asset management and corporate banking segments.

        The decrease in profit before tax in our retail banking segment is due to lower interest income and to the increased cost of provisions for loan losses. Net interest income was negatively affected by the increased rates paid to depositors during 2009 to preserve our market share as a result of increased competitive pressures as other domestic banks were seeking to attract liquidity. Impairment charges for credit losses increased to EUR 442.6 million in 2009 from EUR 259.5 million in 2008.

        Improved results in our global markets and asset management in 2009, were primarily due to increased net interest income benefiting from significantly lower cost of funding and overall realized gains from trading activity.

        Improved results in our corporate banking segment in 2009 were primarily due to the increase in net interest income, reflecting the effectiveness of our repricing efforts in our Greek corporate loan portfolio, which outpaced the increased provision charges for loan loss allowances.

        Profit before tax from our international operations decreased to EUR 109.0 million in 2009 from EUR 229.1 million in 2008. This decrease in profit before tax was principally due to decreased other income and to a significant increase in provisions amounting to EUR 189.3 million in 2009 compared with EUR 83.7 million in 2008. Net interest income from our International operations, as described in "Item 4. Information on the Company—International", increased for 2009 to EUR 488.8 million from EUR 454.4 million in 2008.

        Profit before tax from our Turkish operations remained stable in 2009 to EUR 520.0 million from EUR 522.4 million in 2008. Although, Finansbank recorded increased provisions for loans losses amounting to EUR 250.1 million in 2009 compared with EUR 114.8 million in 2008 reflecting the growth in non-performing section of the loan portfolio, net interest income increased due to higher loan volumes.

        The business segment "other" comprises of proprietary real estate management, hotel and warehousing business, and other unallocated income and expenses of the Group as well as the share of profits or losses of our associate undertakings. Increased losses in this segment in 2009, compared with 2008, resulted from an absence of gains from real estate disposals, increased net interest expense and increased payroll expenses in that same period.

B.    Liquidity and Capital Resources

Liquidity Management

        Our principal sources of liquidity are our deposit base and, to a lesser extent, interbank borrowings, as well as long-term debt, securitizations and credit lines with other banks and our participation in the Hellenic Republic liquidity support plan. We also derive liquidity from cash generated by operations and disposals of securities and other assets. In recent years we have generally been in a position of excess liquidity due to our large domestic deposit base. However, since October 2009, the severity of the pressure experienced by the Hellenic Republic in its public finances has restricted the access of the Bank to the capital markets for funding, particularly unsecured funding and funding from the short-term inter-bank market because of concerns by counterparty banks. These markets are now effectively closed to all Greek banks. As a result, the Bank has turned to the ECB to obtain collateralized funding.

        As at December 31, 2009, our ECB funding amounted to EUR 11.0 billion. Out of the collateral used in respect of our ECB funding, as at June 24, 2010 approximately EUR 0.7 billion of net funding comes from asset-backed securities and approximately EUR 4.0 billion of funding comes from covered bonds that may no longer be eligible as collateral for ECB funding operations as a result of further downgrades by Fitch and Moody's. On June 16, 2010 Moody's downgraded our covered bonds to Baa3.

        The Bank owns a significant amount of Greek government debt which, if a further sovereign ratings downgrade of the Hellenic Republic's debt occurs, could contribute to a deterioration in the Bank's overall credit risk profile and the inability to use these bonds as collateral for ECB funding. As a result the Bank's cost of borrowing and its access to liquidity could be adversely affected. The ECB suspended on May 3, 2010 the requirement that Greek government debt used as collateral in repo transactions with the ECB be rated at least BBB-. Accordingly, for the period of the suspension, Greek government debt will be eligible as collateral for ECB liquidity operations, notwithstanding that its rating may be lower than BBB-. The ECB has not yet determined the length of the period of suspension of the rating requirement. Suspension of the ECB's minimum rating requirement in respect of Greek government debt may end before the Greek government attains the necessary credit ratings for such debt to continue to be eligible for use in ECB liquidity operations.

        The following table provides a summary of our interbank borrowing activity for each of the three years ended December 31, 2007, 2008 and 2009.

	Year ended December 31,
	2007	2008	2009
	(EUR in thousands)
Interbank lending	1,777,422	1,750,516	3,077,953
ECB borrowing	(2,200,000)	(8,751,215)	(11,049,792)
Interbank borrowing	(4,356,704)	(4,409,568)	(5,595,731)

Net interbank borrowing	(4,779,282)	(11,410,267)	(13,567,570)

        The Group enters into agreements to repurchase securities sold as a means of collateralized financing. The following table provides quantification of the average quarterly balance for each of the three years ended December 31, 2007, 2008 and 2009, as well as the period end balance for each of these quarters and the maximum balance at any month-end.

	Year ended December 31,
	2007	2008	2009
	(EUR in thousands)
Average balance Q.1.	4,527,433	4,276,550	2,806,353
Period end balance Q.1.	5,175,312	4,545,518	3,388,670
Maximum balance Q.1.	5,175,312	5,086,100	3,388,670
Average balance Q.2.	5,931,323	4,430,080	3,304,314
Period end balance Q.2.	5,986,810	4,567,642	2,287,075
Maximum balance Q.2.	6,386,946	4,567,642	3,915,039
Average balance Q.3.	5,683,039	4,357,673	4,198,026
Period end balance Q.3.	4,314,067	4,943,570	5,202,192
Maximum balance Q.3.	6,523,419	4,943,570	5,386,574
Average balance Q.4.	4,145,055	4,091,919	5,012,842
Period end balance Q.4.	3,509,525	1,757,153	4,485,440
Maximum balance Q.4.	4,448,830	4,940,862	5,316,094

        Operating cash flow provides us with an important source of liquidity. The following table provides a summary of our cash flows for each of the three years ended December 31, 2007, 2008 and 2009.

	Year ended December 31,
	2007	2008	2009
	(EUR in thousands)
Cash flows from operating activities	2,526,091	5,670,844	(372,239)
Cash flows from investing activities	(12,748,422)	(20,104,102)	(10,089,040)
Cash flows from financing activities	12,536,407	11,883,627	10,358,039
Effect of exchange rate change on cash and due to banks	48,732	(136,957)	(6,559)

Net increase in cash and due from banks	2,362,808	(2,686,588)	(109,799)

        During 2007, our loan portfolio increased by EUR 11,803.7 million. This lending activity was funded by excess liquidity from deposits, which increased by EUR 10,986.8 million and an increase in long-term debt of EUR 979.8 million.

        During 2008, our loan portfolio increased by EUR 14,906.6 million. This lending activity was funded by excess liquidity from deposits, which increased by EUR 13,649.9 million, from cash generated by operations and use of our own funds, while long-term debt decreased by EUR 1,040.3 million.

        During 2009, our loan portfolio increased by EUR 5,366.9 million. This lending activity was funded by excess liquidity from deposits, which increased by EUR 7,311.6 million partially offset by a decrease in long-term debt of EUR 1,028.0 million.

Capital Management

        In 2009 we took measures to strengthen our capital in anticipation of expected changes in Greek capital adequacy requirements as set by the Basel Committee on Banking Supervision under the Capital Adequacy Directive.

        In June 2009, we completed tender offers for any and all of our outstanding non-cumulative, non-voting preferred securities issued by our wholly owned subsidiary, National Bank of Greece Funding Limited, and guaranteed on a subordinated basis by the Bank. These tender offers created additional Core Tier I capital in the Bank's capital structure and strengthened the quality of our capital base, although overall Tier I capital was reduced.

        In addition, in July 2009 the Bank increased its ordinary share capital by issuing new ordinary shares of nominal value of EUR 5.00 each at a subscription price of EUR 11.30 each through a rights issue of 110,367,615 shares, raising EUR 1,247.2 million of which EUR 551.8 million was credited to the "Common stock" account and the remaining amount less expenses incurred was credited to "Additional paid-in capital" account.

        On February 18, 2010, the 2nd Repeat General Meeting of the Bank's shareholders authorized the Board of Directors to issue bonds convertible to shares, as per the provisions of articles 3a and 13 of the Companies Act and article 5 of the Bank's Articles of Association, for a period of five years, up to an amount corresponding to 50% of the paid-up share capital of the Bank as at the time of the assignment of the said right, i.e. EUR 1,696 million. The Meeting leaves it to the Board to decide the particular terms and details of such issuance, as well as the procedure by which the bonds will be converted to shares.

        We are focused on enhancing our strong capital base, especially in the current economic environment where our ability to manage capital and liquidity faces significant challenges. Accordingly, we continue to explore all capital raising and liability management opportunities that may be available to us in light of market conditions.

        We have recently experienced a cycle of ratings downgrades since October 2009 which may continue. The table below sets forth the credit ratings that have currently been assigned to the Bank by Moody's, Standard & Poor's and Fitch.

Rating agency	Long-term foreign currency deposit rating(1)	Short-term foreign currency deposit rating(1)	Outlook for the Bank's ratings	Financial strength of the Bank— Individual(1)	Subordinated debt of the Bank(1)	Preferred stock of the Bank(1)
Moody's	Ba1	Not Prime	Stable	D+	Ba2	B1
Standard & Poor's	BB+	B	Negative	—	—	B-
Fitch	BBB-	F3	Negative	C/D	BB+	BB

(1)
A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

        Further downgrades by rating agencies could have a negative impact on the Bank's ability to raise both capital and liquidity. It could also, coupled with the deterioration of the market conditions, lead to higher spreads on bonds.

        On December 31, 2009, total assets were EUR 113.2 billion, a 11.1% increase from the Group's total assets of EUR 101.9 billion, on December 31, 2008, which in turn was a 12.0% increase from the Group's total assets of EUR 91.0 billion on December 31, 2007. Deposits with the central bank were EUR 2.9 billion in 2009, EUR 2.9 billion in 2008 and EUR 2.4 billion in 2007. Federal funds sold and securities purchased under agreements to resell were EUR 532.1 million in 2009, EUR 657.1 million in 2008 and EUR 1,415.7 million in 2007. Interest-bearing deposits with other banks were EUR 3.1 billion in 2009, EUR 1.8 billion in 2008 and EUR 1.8 billion in 2007. The Group's securities portfolio including money market investments was EUR 20.2 billion on December 31, 2009, EUR 14.7 billion on December 31, 2008, and EUR 11.5 billion on December 31, 2007.

        The Group's loan portfolio grew from EUR 55.6 billion at December 31, 2007 to EUR 70.5 billion at December 31, 2008 and to EUR 75.8 billion at December 31, 2009. At December 31, 2009, the Group's loan portfolio accounted for 67.0% of total assets. Allowance for loan losses increased from EUR 1.1 billion in 2007 to EUR 1.2 billion in 2008 and to EUR 2.1 billion in 2009. See Item 4.E, "Selected Statistical Data—Assets—Loan Portfolio".

        Deposits increased from EUR 66.9 billion on December 31, 2007 to EUR 80.5 billion on December 31, 2008 and to EUR 87.8 billion on December 31, 2009. Of these, interbank funding, including funding from the ECB, increased from EUR 6.8 billion in 2007 to EUR 13.3 billion in 2008 and then to EUR 16.9 billion in 2009.

        For further discussion of Liquidity and Capital Resources, including the maturity profile, currency and interest rate structure of debt, see Notes 22 and 25 to the U.S. GAAP Financial Statements.

        Our capital expenditure requirements, excluding interests in other companies, have been principally for upgrading our information technology and other electronic systems and for general plant and equipment. Additionally, capital expenditure cost for 2009 includes branch renovation costs, costs relating to establishment of new branches and costs relating to reallocation of existing branches. Capital expenditure for the Group, excluding such interests in other companies, amounted to EUR 283.7 million in 2009. We fund our capital expenditure requirements principally through operating cash flow. Our capital expenditures also include interests acquired in other companies, and amounted to an additional EUR 299.7 million for the year ended December 31, 2009. See Item 4.A, "Acquisitions, Capital Expenditures and Divestitures".

Sources of Capital and Liquidity

  Common stock and Preference shares

        On June 6, 2008, the Board of Directors of the Bank approved the issuance of 25 million non-cumulative non-voting redeemable preference shares, which were offered in the form of ADRs in the United States, at a price of USD 25 per preference share (equivalent to EUR 16.11 on the date of the issuance). The total proceeds of the offering amounted to USD 625 million or EUR 402.6 million. The annual dividend rate is set to USD 2.25 per preference share.

        In July 2009, following the Board of Director's resolution on June 18, 2009 the Bank, increased its ordinary share capital by offering 110,367,615 new ordinary shares of nominal value of EUR 5.00 each and subscription price of EUR 11.30 each through a rights issue for total share capital increase of EUR 1,247.2 million. The shares were initially offered to existing ordinary shareholders at a ratio of two new shares for every nine shares held. The new shares were listed in the ATHEX on July 30, 2009.

  Securitized loans

        On July 31, 2008, the Group issued EUR 1,340 million Asset Backed Floating Rate Notes due in June 2035, which are backed by a pool of commercial loans. The Notes are split into EUR 975 million class A notes with interest paid quarterly at a rate of three month EURIBOR plus a margin of 30 bps and EUR 365 million class B notes with interest paid quarterly at a rate of three month EURIBOR plus a margin of 250 bps. The notes were issued through Eterika Plc, a VIE incorporated in the U.K. Eterika Plc paid for the receivables that were sold and assigned to it by the Bank (the transferor) from the proceeds of the issuance of the notes. Eterika Plc entered into a subordinated loan agreement with the Bank in order to fund the reserve account, which is used as credit enhancement to support its rating. As at December 31, 2008 and 2009 the balance of the subordinated loan was EUR 53.6 million EUR 54.3 million, respectively. In May 2010, this transaction was unwound with the loans being sold back to the transferor in exchange for the notes.

        On December 12, 2008, the Group issued EUR 1,768.9 million Secured Floating Rate Notes due in September 2020, which are backed by a pool of receivables arising from revolving consumer loans and credit card accounts. The notes are split into EUR 1,500 million class A notes with interest paid monthly at a rate of one month EURIBOR plus 30 bps and EUR 268.9 million class B notes with interest paid monthly at a rate of one month EURIBOR plus 60 bps. The class A notes are currently rated A by Fitch. The Group retains the option to call the notes on any interest payment date and reissue a new series, or sell them as is to investors.

        The secured notes were issued through two VIEs, "Revolver APC Limited" (the Asset Purchase Company "APC", incorporated in the U.K.) and "Revolver 2008-1 Plc" (the Issuer). APC paid for the receivables that were sold and assigned to it by the Bank (the Transferor) from the proceeds of the issuance of a limited recourse note (Series 2008-1 APC loan note) to the issuer. The Issuer financed the acquisition of the Series 2008-1 APC loan note from the proceeds of the issuance of the secured notes.

        In December 2009 APC entered into a new Subordinated Loan Agreement with the Bank amounting to EUR 159.2 million in order to increase the amount deposited by APC into the APC cash collateral account. As at December 31, 2008 and 2009, the balances of the subordinated loans were EUR 35.4 million and EUR 159.4 million, respectively. The Bank, at its discretion, may make further advances to APC under the APC Subordinated loan agreement, where the transfer of interest is less than the minimum transfer of interest.

        On February 26, 2009, the Group issued through a U.K. incorporated VIE "Titlos Plc", EUR 5,100 million floating rate asset backed notes due in September 2039. Commencing in September 2009, the notes pay interest semi-annually on the 20th day of each March and September at a rate of six month EURIBOR plus 50 bps per annum. The notes are currently rated Ba2 by Moody's. The Bank retains the option to call the notes on any re-novation date or on any optional redemption date and reissue a new series or sell the notes to investors.

        All of the above notes issued are not presented within "Long-term debt" and the loans are not derecognized as the Bank is the owner of the issued secured notes and primary beneficiary of the three VIEs.

  Covered bonds

        On November 28, 2008, the Group issued two series of covered bonds each for EUR 1 billion, with a maturity of five and six years, respectively (with a one-year extension option), which are secured primarily by residential mortgage loans, interest paid quarterly at a rate of ECB's refinancing rate plus a margin of 65 bps and 70 bps respectively. The issue forms part of the Bank's EUR 10 billion covered bonds program established on November 26, 2008. On September 1, 2009, the Group sold to institutional investors, part of the above securities, with nominal value of EUR 100 million (EUR 50 million from each issue) which are presented within Note 25, "Long-term debt" to the US GAAP Financial Statements.

        On October 7, 2009, the Group issued the third series of covered bonds of EUR 1.5 billion, with a maturity of seven years, which are secured primarily by residential mortgage loans and have interest paid annually at a fixed coupon rate of 3.875%. The issue forms part of the existing Bank's EUR 10 billion covered bonds program. This issue is presented within Note 25, "Long-term debt" to the US GAAP Financial Statements since all bonds were sold to domestic and foreign investors.

        All covered bonds series issued under this program are currently rated Baa3 by Moody's and A- by Fitch.

        Any notes not sold to investors are not presented within "Long-term debt", since these securities are held by the Group.

  Other borrowings

        On August 4, 2008, the Bank entered into a EUR 500 million Schuldscheindarlehen loan agreement with lenders Bayerische Hypo-und Vereinsbank AG and Bayerische Landesbank; each lender provided half of the loan facility amount. The Bank exercised its right to borrow EUR 500 million under the facility on the same date. The facility matures on August 4, 2010, and interest payments are due every six months during the term of the loan. The interest payable is equal to EURIBOR plus 0.36% plus certain costs. Under the terms of the Schuldscheindarlehen, the lenders are entitled to assign the loan without consent of the Bank, subject to certain restrictions.

Financings under the Hellenic Republic bank support plan

        In 2009 we participated in two of the three pillars of the Hellenic Republic bank support plan. Pursuant to the preference share facility, on January 22, 2009 at an Extraordinary General Meeting, the Bank's shareholders approved the issue and sale to the Hellenic Republic of 70 million redeemable preference shares at par value of EUR 5 each. These preference shares bear a fixed return of 10% per annum. As consideration, the Hellenic Republic contributed to the Bank an amount of Greek government bonds with a market value of EUR 350 million as of May 21, 2009. These bonds have a coupon equal to six-month EURIBOR plus 1.3%.

        On June 4, 2009, under the government-guaranteed short-term borrowings facility we issued EUR 500 million of floating rate notes bearing interest of three-month Euribor plus 0.25%, matured in December 2009.

        For further information on the level and maturity profile of borrowings see Notes 22 and 25 to the US GAAP Financial Statements.

Recent Financing

Covered bonds

        On March 18, 2010, the Bank issued the fourth series of covered bonds of EUR 1.5 billion, with a maturity of eight years (with additional ten years extension option) and are secured primarily by residential mortgage loans. The bonds pay interest quarterly at a rate of ECB's refinancing rate plus a margin of 190 bps. The issue forms part of the existing Bank's EUR 10 billion covered bonds program.

        On May 11, 2010, the Bank issued the fifth series of covered bonds of EUR 1 billion, with a maturity of ten years (with additional ten years extension option), which are secured primarily by residential mortgage loans bearing interest at a rate of ECB's refinancing rate plus a margin of 250 bps paid on a quarterly basis. The issue forms part of the existing Bank's EUR 10 billion covered bonds program.

        On June 21, 2010 the Bank established its second Covered Bond Programme ("EUR 15bn Covered Bond Programme II of National Bank of Greece S.A.") under which on June 24, 2010 the

Bank issued three Series of EUR 1 billion each. The first Series have a five years maturity (with additional ten years extension option) and bear interest at a rate of ECB's refinancing rate plus a margin of 170 bps paid on a quarterly basis. The second Series have a seven years maturity (with additional ten years extension option) and bear interest at a rate of ECB's refinancing rate plus a margin of 200 bps paid on a quarterly basis. The third Series have a nine years maturity (with additional ten years extension option) and bear interest at a rate of ECB's refinancing rate plus a margin of 230 bps paid on a quarterly basis.

        All these issues, which are secured primarily by residential mortgages, are not sold to investors and are or will be used as security for obtaining liquidity, are currently rated Baa3 by Moody's.

Financings under the Hellenic Republic bank support plan

        On April 12, 2010, the Bank, under the government-guaranteed borrowings facility provided by Law 3723/2008, (pillar three) obtained from Public Debt Management Agency, Greek government bonds having a nominal value of EUR 787 million collateralized with shipping and mortgage loans.

        On April 26, 2010, under the government-guaranteed borrowings facility provided by Law 3723/2008 (pillar two), the Bank issued EUR 2,500 million Floating Rate Notes, bearing interest at a rate of three-month Euribor plus 250 bps paid on an annual basis and are due in April 2013.

        On May 4, 2010, under the government-guaranteed borrowings facility provided by Law 3723/2008 (pillar two), the Bank issued EUR 1,345 million and EUR 655 million Floating Rate Notes, bearing interest at a rate of three-month Euribor plus 500 bps paid on an annual basis and are due in May 2013.

        On June 28, 2010, under the newly extended government-guaranteed borrowings facility provided by Law 3723/2008, the Bank issued EUR 4,265.6 million Floating Rate Notes, bearing interest at a rate of three-month Euribor plus 500 bps paid on an annual basis and are due in June 2013.

        All abovementioned securities are currently rated Ba1 by Moody's and are used or will be used as security for obtaining liquidity.

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

Risk Management Governance

        The Group aims to adopt best practices regarding risk management governance, taking into account all relevant guidelines and regulatory requirements, as set by the Basel Committee on Banking Supervision, the Committee of European Banking Supervisors, the Bank of Greece and the HCMC, as well as any decisions of the competent authorities supervising the Group's entities.

        The Group's risk governance framework comprises a number of different constituents. In particular, the Board of Directors has established the Board Risk Committee ("BRC") overseeing all risk management functions across the Group. All risk management and credit units at Group level, including the Group Risk Management Division ("GRMD"), report to the Group Chief Risk Officer. A separate compliance function oversees all internal and external compliance matters, such as applicable laws and regulations as well as accounting standards. The Internal Audit—Inspection Division, which reports directly to the Board of Directors through the Audit Committee, complements the risk management framework and acts as an independent reviewer, focusing on the effectiveness of the risk management framework and control environment.

        The Group's risk management organization structure is designed to ensure the existence of clear lines of responsibility, the efficient segregation of duties and the prevention of conflicts of interest at all levels.

Board Risk Committee

        Group risk management policies are approved by the BRC, the members of which are the Chief Executive Officer who is Chairman of the Committee and two non-executive members of the Board of Directors who are adequately qualified and experienced in the field of risk management. According to its internal regulation, the BRC is responsible for all strategic risk management decisions including the approval and review of risk strategy, policies and capital adequacy and allocation as well as oversight of the Group Risk Management Division. For a further description of the BRC and a list of its current members see Item 6.C, "Board Practices—Board Committees"

Group Risk Management Division ("GRMD")

        The GRMD seeks to protect the Group against unforeseen losses and to maintain earnings stability through independent identification and assessment of risks. It has used a framework for evaluating risks under best banking practices for risk management, producing transparent, objective and consistent risk management information as the basis for organizing the Group structure. Its role in maximizing the Bank's earnings potential involves measuring performance on a risk-adjusted basis and allocating capital accordingly. In addition, the GRMD is responsible for providing the BRC and the Executive Committee with accurate data and analysis required for measuring, monitoring and managing risks and for supporting the implementation of risk management decisions. Group risk management policies are approved by the BRC.

        The GRMD undertakes to do the following:

  •
  Analyze, measure, monitor, control, mitigate and report to management all significant on and off-balance sheet risks undertaken at the Bank and the Group level;

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

  •
  Establish early warning systems and perform stress test on a regular basis; and

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

        Although the asset and liability management policies of the Bank and the other subsidiaries in the Group are currently planned and implemented separately, the Bank's Asset and Liability Committee ("ALCO") sets the guidelines for asset and liability management used by our subsidiaries and supervises its implementation. ALCO meets monthly and is comprised of the Chief Executive Officer and the General Managers and Assistant General Manager of the Bank involved in the asset allocation functions. Day-to-day asset and liability management is delegated to the Treasury, which is divided into several operating units. The subsidiaries in the Group follow asset and liability management policies similar to those of the Bank.

        The members of ALCO are:

    –
    Apostolos Tamvakakis (Chairman)

    –
    Alexandros Tourkolias (member)

    –
    Anthimos Thomopoulos (member)

    –
    Paul Mylonas (member)

    –
    Agis Leopoulos (member)

    –
    Michael Oratis (member)

    –
    Demetrios Lefakis (member)

    –
    Ioannis Kyriakopoulos (member)

    –
    Leonidas Fragiadakis (member)

Internal Audit

        Internal Audit in the NBG Group is an independent function, whose objective is to conduct assurance and consulting activities designed to add value and improve operations. It contributes to the achievement of corporate objectives by (a) bringing a systematic, disciplined approach to the evaluation of the effectiveness of risk management, internal controls and corporate governance, (b) recommending appropriate measures to improve their efficiency and effectiveness, and (c) monitoring the implementation of corrective actions.

        The Internal Audit-Inspection Division of the Bank and the Group ("IAID") is administratively independent from other Bank and Group units. The Chief Audit Executive holds a General Manager position at the Bank and is assigned or discharged exclusively by the Bank's Board of Directors, on the recommendation of the Audit Committee and the Bank's CEO. Any dismissal or replacement of the Chief Audit Executive is communicated to the Bank of Greece. The Chief Audit executive reports on the IAID's activities directly to the Audit Committee on a monthly basis and to the Bank's Board of Directors, through the Audit Committee on a quarterly basis.

        According to the IAID's Charter, which has been approved by the Bank's Board of Directors, the IAID is authorized to operate at Group level and to coordinate the activities of the Internal Audit Units ("IAUs") of all Group companies. The IAID has developed a common internal audit methodology, in line with the COSO—ERM principles and the International Standards for the Professional Practice of the Internal Auditing of the Institute of Internal Auditors ("IIA"), that has been adopted by all the IAUs across the NBG Group.

        During 2009 the "IAID":

  •
  completed the implementation of a new audit automation solution across the NBG Group. The new application, which allows for a more effective management of the audit activities, is centrally installed and was launched on a pilot basis in July 2009. Currently, it is in productive use and provides (a) real time monitoring of the audit activities across all subsidiaries, (b) information sharing amongst the Group's internal auditors and (c) standardization of the audit methodology.

  •
  Developed in house, a new anti-fraud solution called "ASIST", using internal resources and know-how, that analyzes a large volume of data and identifies suspicious transactions based on pre-defined scenarios.

  •
  Further enhanced the cooperation with the Bank's external auditor, aiming to cooperate on audits of common interest and to achieve economies of scale by better utilization of resources.

  •
  Completed the vast majority of the audits that were planned for 2009 despite the extra audits that were added during the year. The IAUs of the subsidiaries also completed their plans.

  •
  Continued to provide consulting support to (a) significant projects that were in progress at NBG and its subsidiaries (Mifid, Basel II, etc.) and (b) to the design of new products and procedures.

The IAID's total audit staff, including Chief Audit Executive was 134 employees, while total Group IAU's audit staff was 326, as of March 31, 2010.

Liquidity Risk

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

        The Bank's executive and senior management has responsibility for implementing the liquidity risk strategy approved by the BRC and for developing the policies, methodologies and procedures for identifying, measuring, monitoring and controlling liquidity risk, consistent with the nature and complexity of the relevant activities. The Bank's executive and senior management is regularly informed about current liquidity risk exposures ensuring that the Bank's liquidity risk profile of NBG stays within approved levels.

        The ALCO monitors the gap in maturities between assets and liabilities, as well as the Bank's funding requirements, based on various assumptions, including conditions that might have an adverse impact on the Bank's ability to liquidate investments and trading positions and its ability to access the capital markets.

        Currently, the Group's principal sources of liquidity are its deposit base and ECB funding. To a lesser extent, the Group sources funding from interbank borrowings and long-term debt. Deposits provide us with sufficient euro and foreign currency liquidity to fund its operations and treasury positions. The Group also derives liquidity from the ECB, from the interbank market, from long-term debt and other borrowed funds, from its ongoing business operations and from disposals of securities and other assets. For more information on other borrowed funds and long-term debt of the Group see Notes 22 and 25 to the US GAAP Financial Statements.

        As at December 31, 2009, approximately 7.6% of the Group's deposits (excluding interbank deposits) were demand deposits with no specified maturity. Approximately 31.6% of the Group's loans with customers had a maturity of less than one year. Loans to customers with maturities in excess of five years represented 38.1% of the Group's total loan portfolio.

Interest Rate Risk in the Banking Book

        Interest rate risk in the banking book is the current or prospective risk to earnings (net interest income) and capital due to adverse movements in interest rates affecting the banking book positions. The Group's banking book consists mainly of loans and interest bearing deposits with banks, Securities purchased under agreements to resell, Interest bearing deposits, Securities sold under agreements to repurchase, Other borrowed funds and Long-term debt that are measured at amortised cost.

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

Assets and Liabilities by Currency Denominations

        The following table sets forth the assets and liabilities and shareholders' equity by those denominated in euro and those denominated in other currencies for the Group under U.S. GAAP on December 31, 2007, 2008 and 2009.

	As at December 31,
	2007			2008			2009
	EUR	Other Currency	Total	EUR	Other Currency	Total	EUR	Other Currency	Total
	(in thousands)
Assets:
Cash and due from banks	3,328,113	898,655	4,226,768	1,122,727	417,443	1,540,170	1,023,498	406,883	1,430,381
Deposits with central bank	1,754,171	617,974	2,372,145	1,774,108	1,108,372	2,882,480	1,871,094	1,050,252	2,921,346
Securities purchased under agreements to resell	1,180,369	235,319	1,415,688	559,915	97,155	657,070	408,162	123,949	532,111
Interest bearing deposits with banks	945,383	832,039	1,777,422	1,194,381	556,135	1,750,516	2,196,035	881,918	3,077,953
Money market investments	54,603	199,431	254,034	156,669	84,588	241,257	960,972	278,895	1,239,867
Trading assets	11,736,528	634,798	12,371,326	1,790,879	265,710	2,056,589	2,986,400	181,340	3,167,740
Derivative assets	281,310	53,473	334,783	1,151,898	402,442	1,554,340	1,528,157	343,104	1,871,261
Available-for-sale securities, at fair value	2,102,361	2,447,866	4,550,227	9,547,196	2,703,645	12,250,841	12,244,574	3,496,122	15,740,696
Held to maturity securities	—	—	—	130,548	—	130,548	99,604	—	99,604
Equity method investments	72,071	3,636	75,707	52,931	4,057	56,988	16,815	8,512	25,327
Loans	41,011,845	14,548,647	55,560,492	55,447,626	15,019,418	70,467,044	59,595,837	16,238,067	75,833,904
Less: Allowance for loan losses	(837,118)	(295,834)	(1,132,952)	(978,365)	(254,261)	(1,232,626)	(1,504,888)	(560,290)	(2,065,178)

Net loans	40,174,727	14,252,813	54,427,540	54,469,261	14,765,157	69,234,418	58,090,949	15,677,777	73,768,726
Goodwill, software and other intangibles	3,736,807	460,686	4,197,493	375,663	3,459,440	3,835,103	414,359	3,431,024	3,845,383
Premises and equipment net	599,113	417,289	1,016,402	726,943	363,859	1,090,802	814,180	380,522	1,194,702
Accrued interest receivable	579,474	264,201	843,675	845,675	412,267	1,257,942	751,675	278,560	1,030,235
Other assets	2,303,149	722,092	3,025,241	2,677,747	561,210	3,238,957	2,709,683	529,143	3,238,826
Assets classified as held for sale	72,197	—	72,197	71,154	—	71,154	—	—	—

Total assets	68,920,376	22,040,272	90,960,648	76,647,695	25,201,480	101,849,175	86,116,157	27,068,001	113,184,158

	As at December 31,
	2007(1)			2008(1)			2009
	EUR	Other Currency	Total	EUR	Other Currency	Total	EUR	Other Currency	Total
	(in thousands)
Liabilities and Equity:
Total deposits	49,594,839	17,278,043	66,872,882	62,548,307	17,974,478	80,522,785	69,440,522	18,393,889	87,834,411
Securities sold under agreements to repurchase	3,325,770	183,755	3,509,525	1,571,727	185,426	1,757,153	4,460,522	24,918	4,485,440
Other borrowed funds	37,365	436,301	473,666	297,847	239,468	537,315	24,092	286,692	310,784
Accounts payable, accrued expenses and other liabilities	3,269,363	1,780,443	5,049,806	4,184,576	1,436,091	5,620,667	4,298,369	1,210,634	5,509,003
Long-term debt	2,670,303	2,755,016	5,425,319	2,605,354	1,779,669	4,385,023	2,548,897	808,157	3,357,054
Insurance reserves	1,874,047	50,252	1,924,299	1,998,121	34,636	2,032,757	2,286,131	35,242	2,321,373
Liabilities classified as held for sale	11,468	—	11,468	6,322	—	6,322	—	—	—

Total liabilities	60,783,155	22,483,810	83,266,965	73,212,254	21,649,768	94,862,022	83,058,533	20,759,532	103,818,065
Non-controlling interests	405,385	744,185	1,149,570	730,859	323,898	1,054,757	767,704	331,522	1,099,226
Total equity	6,002,522	541,591	6,544,113	5,150,609	781,787	5,932,396	7,024,257	1,242,610	8,266,867

Total liabilities and equity	67,191,062	23,769,586	90,960,648	79,093,722	22,755,453	101,849,175	90,850,494	22,333,664	113,184,158

(1)
Upon the adoption of SFAS 160 (now codified in ASC 810-10) and ASU 2009-04 (EITF Topic D-98), the non-controlling interest is retrospectively presented within "Equity". For more details, refer to Note 3, "Summary of significant accounting policies—Recently issued accounting pronouncements" to the US GAAP Financial Statements.

Capital Adequacy

        The capital adequacy ratios applicable to Greek banks conform to EU requirements, in particular the Own Funds Directive, the Solvency Ratio Directive and the Capital Adequacy Directive. See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece". It is the aim of the Bank to maintain a capital ratio in excess of the 8% ratio required by the Greek supervisory authority. On December 31, 2008, the Bank and the Group had EUR 6,832 million and EUR 6,257 million, respectively, of Tier I capital and EUR 7,645 million and EUR 6,481 million, respectively, of total capital, as calculated in accordance with Basel II. On December 31, 2009, the Bank and the Group had EUR 8,418 million and EUR 7,590 million, respectively, of Tier I capital and EUR 8,418 million and EUR 7,590 million, respectively, of total capital, as calculated in accordance with Basel II.

        The following table shows the EU capital adequacy ratios for the Bank and the Group as at December 31, 2005, 2006, 2007, 2008 and 2009.

	As at December 31,
	2005		2006		2007		2008		2009
	Tier I	Total	Tier I	Total	Tier I	Total	Tier I	Total	Tier I	Total
Bank	9.3%	16.8%	15.9%	23.1%	14.5%	17.1%	14.5%	16.2%	16.4%	16.4%
Group	12.3%	15.2%	12.4%	15.6%	9.2%	10.3%	10.0%	10.3%	11.3%	11.3%

        In 2009 we took measures to strengthen our capital in anticipation of expected changes in Greek capital adequacy requirements asset by the Basel Committee on Banking Supervision under the Capital Adequacy Directive (see Item 5.B, "Liquidity and Capital Resources—Capital Management").

C.    Research and Development, Patents and Licenses

        We have not engaged in any significant research and development activities during any of the last three financial years.

D.    Trend Information

        Our performance has been and will continue to be influenced by the difficult economic conditions in Greece and in the countries in which we operate. The Greek economy is experiencing a severe recession and unprecedented pressure on its public finances. As the Hellenic Republic budget deficit for 2009 was revised to 13.6% of GDP from the EU's previous projection of 12.7%, fears of a credit event in global financial markets have led the yields of Greek government bonds to a level last observed before Greece joined the EMU, with tensions peaking in early May 2010. The tensions relating to Greek public finance have affected the liquidity and profitability of the financial system in the Hellenic Republic. In addition, in April 2010, the Hellenic Republic's credit rating was lowered by Fitch Ratings Ltd. ("Fitch") to BBB-, by Moody's Investors Services Limited ("Moody's") to A3 and by Standard & Poor's Financial Services LLC ("Standard & Poors") to below investment grade (BB+). In June, Moody's lowered further the credit rating of the Hellenic Republic to below investment grade (Ba1). As a result of market concerns about the sustainability of the Hellenic Republic's sovereign debt, since December 31, 2009, Greek banks have lost access to wholesale term funding markets. Maturing cash interbank liabilities have not been renewed, or only at high cost, some deposit outflows took place during the first half of 2010 and prices of pledged collateral have fallen.

        The outlook for the global economy over the near to medium term remains challenging, with the consequent impact on prospects for stabilization and improvement of economic and financial conditions in Greece. In addition, the global financial system has yet to fully overcome the difficulties which first manifested themselves in August 2007, and were intensified by the bankruptcy filing of Lehman Brothers in September 2008. Financial markets conditions have remained challenging and in certain respects, have deteriorated. In addition, there is a contagion risk for banks in the EU stemming from the downgrades of European States, as experienced in Greece, and related market participants. To the extent this affects other EU economies and their banking systems, it could pose a common threat to the EU banks generally. Moreover, contagion may extend to banks outside the EU, in particular to those economies on the periphery of the EU, such as Turkey and SEE. As a result of these turbulent conditions in the global financial markets, there is ongoing significant deterioration in the inter-bank and term funding markets as well as a material reduction in the availability of longer-term funding. Furthermore, these conditions have led to deterioration in the operating conditions for many of the Group's clients, adversely affecting demand for new lending as well as increasing stress on the asset quality of the Group's loan portfolio.

        In response to this economic instability and illiquidity in the market, a number of governments, including the governments of Greece (as described above), the other EU member states and the United States have intervened in the global financial markets on an unprecedented scale during the periods covered by this discussion including, the IMF/Eurozone Stabilization Program. Despite such measures, the volatility and disruption of the capital and credit markets have continued, with many forecasts predicting only modest GDP growth or, in some EU countries, such as Greece, GDP decline over the course of 2010. These conditions have exerted, and may continue to exert, downward pressure on asset prices and on availability and cost of credit for financial institutions, including the Group, and will continue to impact the credit quality of the Group's customers and counterparties. These conditions, alone or in combination with regulatory changes or actions of other market participants, may cause the Group to incur losses or to experience further reductions in business activity, increased funding costs and funding pressures, lower share prices, decreased asset values, additional write-downs and impairment charges and lower profitability.

        Domestic loans have increased marginally in 2010, while in Turkey loan growth has accelerated reflecting the continuing improvement in that country's economy. Funding from customer deposits has declined, principally reflecting developments in the domestic market, although we continue to gain market share in the domestic market. In addition, as the Greek banks have lost access to wholesale term funding markets in the first half of 2010, our reliance to ECB funding increased significantly.

        As a result of the prevailing uncertainty, our ability to foresee the market conditions is significantly restricted, and therefore long term targets are not expected to be reliable.

E.    Off-balance Sheet Arrangements

        In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by a bank to a third party for a customer's foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party (see Note 26 to the U.S. GAAP Financial Statements). All of these arrangements are related to the normal lending activities of the Group.

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

        The following tables summarize the Group's off-balance-sheet financial instruments, whose contract amounts represent credit risk, as of December 31, 2008 and 2009:

	2008	2009
	(EUR in thousands)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit(1):
Commercial and personal	17,905,459	19,084,911
Commercial real estate	81,463	29,659
Residential real estate	549,625	526,925
Commercial letters of credit	654,996	452,273
Standby letters of credit and financial guarantees written	6,282,576	6,369,777

Total	25,474,119	26,463,545

(1)
Commitments to extend credit as of December 31, 2009 include amounts of EUR 1,597 million for the Group (2008: EUR 1,985 million), which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are included in the Risk Weighted Assets calculation under regulatory rules currently in force.

F.     Tabular Disclosure of Contractual Obligations

        Our contractual obligations as of December 31, 2009, can be summarized as follows:

	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	(EUR in thousands)
Time deposits(1)	39,559,105	251,575	242,803	12,497	40,065,980
Long-term debt(1)	792,382	775,184	595,439	2,396,762	4,559,767
Operating lease obligations	76,718	120,102	122,627	131,451	450,898
Insurance reserves(2)	668,592	138,433	426,466	1,087,882	2,321,373
Pension liability(3)	44,209	66,229	71,858	221,632	403,928
Redeemable non-controlling interest holdings(4)	36,478	23,467	207,435	—	267,380
Purchase obligations(5)	25,571	1,241	5,270	—	32,082

Total	41,203,055	1,376,231	1,671,898	3,850,224	48,101,408

(1)
Time deposits and long-term debt are calculated using contractual undiscounted cash outflows until maturity. Long-term debt includes the estimated interest payments on long-term debt obligations. Time deposits and long-term debt are discussed in Note 20 and Note 25 accordingly, to the US GAAP Financial Statements.

(2)
Insurance obligations are calculated based on the maturity of the reserves. Insurance reserves are discussed in Note 24 to the US GAAP Financial Statements.

(3)
Funded and unfunded obligations related to pensions are based on the current estimate of future obligations under the plans. Pension plans are discussed in Note 39 to the U.S. GAAP Financial Statements.

(4)
The contractual obligations relating to redeemable non-controlling interest are measured based on best estimates available to management.

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

G.    Safe Harbor

        See "Special Note Regarding Forward-Looking Statements" in the introduction to this Annual Report.

ITEM 6    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Board of Directors and Senior Management

        The Chief Executive Officer is responsible for the management of the Bank, under the supervision of the Board of Directors. The Board of Directors is composed of one executive member, and 12 non-executive members, of whom at least two must be independent in accordance with the provisions of Greek Law 3016/2002, and one of whom is the Hellenic Republic representative pursuant to the terms of our participation in the Hellenic Republic bank support plan (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Plan for the Support of the Liquidity of the Greek economy"). Directors are elected by the shareholders at the annual General Meeting for a term of three years and may be re-elected.

Board of Directors

        The Board of Directors ("BoD") meets as required by Greek law and the Bank's Articles of Association and is convened either by its Chairman or at the request of any two Directors. The Board of Directors may also meet by way of teleconference. The quorum for a Board of Directors meeting is a majority of all Board members. In addition, at least five directors must be physically present at the meeting. Resolutions are adopted by majority vote of those present and those who have submitted proxies. Each Director has one vote but may also represent one other director by written proxy.

        On February 26, 2009, Mr. Theodoros I. Abatzoglou was elected as a member of the Board following the resignation of Mr. George I. Mergos. On February 26, 2009, Mr. Alexandros N. Makridis was elected as a member of the Board as representative of the Greek State under the terms of the Hellenic Republic Plan for the Support of the Liquidity of the Greek economy (Law 3723/08). On July 29, 2009, Mr. Panagiotis C. Drossos resigned from the BoD and was subsequently replaced by Mr. Dimitrios G. Tzanninis who was elected by the BoD on August 28, 2009. On August 27, 2009, Mr. Achilleas D. Mylonopoulos resigned from the BoD and was subsequently replaced by Mr. Alexandros G. Stavrou who was elected by the BoD on August 28, 2009. At its meeting of December 2, 2009 the BoD of the Bank elected in replacement of executive members Mr. Efstratios-Georgios (Takis) A. Arapoglou and Mr. Ioannis G. Pehlivanidis, who both resigned, Mr. Vassilios T. Rapanos, Professor of the University of Athens, as non-executive Chairman of the Board, and Mr. Apostolos S. Tamvakakis, Economist, as executive member of the Board and Chief Executive Officer, with terms of office equivalent to the outstanding terms of office of the members who resigned.

        Also, at its meeting of January 14, 2010 the shareholders elected five new members in replacement of eight members. At its meeting of March 18, 2010, Mr. Alexandros G. Stavrou resigned from the

BoD and Mr. Avraam I. Triantafyllidis, Employees' representative, was elected by the BoD as a non-executive member of the Board. Therefore, the BoD is now as follows:

Chairman of the Board (Non Executive)
Vassilios T. Rapanos	Chairman of the Board
CEO
Apostolos S. Tamvakakis	Chief Executive Officer of NBG
Members of the Board (Non Executive)
Ioannis C. Giannidis	Professor, University of Athens Law School and Legal Counsellor
Avraam I. Triantafyllidis	Employees' representative
Ioannis P. Panagopoulos	NBG Officer, Employees' representative, Chairman of the Greek General Confederation of Labour
Independent Members of the Board (Non Executive)
H.E. the Metropolitan of Ioannina Theoklitos	Bishop of the Greek Orthodox Church, Ioannina prefecture
Alexandra T. Papalexopoulou—Benopoulou	Member of the Board of Directors, TITAN Cement S.A.
Maria S. Sklavenitou	Chairman of the Board, J & S Sklavenitis S.A.
Stefanos C. Vavalidis	Member of the Board of Directors, European Bank for Reconstruction & Development ("EBRD")
Georgios P. Zanias	Economist, Chairman of the Council of Economic Advisors
Vassilios K. Konstantakopoulos	Shipowner
Petros K. Sabatacakis	Economist—Banker
Hellenic State representative
Alexandros N. Makridis	President of the Board of Directors & Managing Director of Chryssafidis S.A.

Senior Management

        Below are the curricula vitae of the Chairman and Chief Executive Officer, as well as those of the principal managers of various business lines of the Bank.

Chairman

        Vassilios Rapanos, born 1947, was appointed Non Executive Chairman of the Board of the National Bank of Greece in December 2009. Mr Rapanos has been actively involved in research in the field of Economics, not only as a Researcher at the Center of Planning and Economic Research, but also as a Professor at the University of Athens, where he has been teaching Economic Analysis and Public Economics since 1992. His research interests focus on taxation, the role of the government in the economy, as well as European Union Economics. In addition to his academic and research activity, he has also served in several posts; as Counselor at the Ministry of Economy and Finance, as Counselor to the Permanent Greek Delegation to the European Union, and as Deputy Head of the Greek Delegation to the OECD. For the period 2007-2009, he was Research Associate at the Foundation for Economic & Industrial Research. During the years 2000-2004, he was Chairman of the Council of Economic Advisors at the Ministry of Economy and Finance. Moreover, during the period 1998-2000 he has served as Chairman of the Board of the Hellenic Telecommunications Organization, and in the years 1995-1998 he was initially appointed as Deputy Governor and later as Governor at the National

Mortgage Bank of Greece. He was also member of the Board of Directors of the Bank from 1997 to 2004. He holds a Bachelor's degree in Business Administration from the Athens University of Economics and Business, a Master's degree in Economics from Lakehead University in Canada and a PhD in Economics from Queen's University in Canada.

Chief Executive Officer

        Apostolos Tamvakakis, born 1957, was appointed Chief Executive Officer of the Group in December 2009. In March 2009, he joined the management team of Latsis Group in Geneva as Head of Strategy and Business Development of the Group, whereas in 2004 he was appointed Executive Chairman & Managing Director at LAMDA Development. From 1998 to 2004 he served as Vice Chairman at the National Bank of Greece, while during the years 1996-1998 he served as Deputy Governor at the National Mortgage Bank. From 1989 to 1996 he was Deputy General Manager for Greece at ABN AMRO Bank and from 1986 to 1989 he worked at the Hellenic Investment Bank as Manager of Corporate Finance. From 1984 to 1986 he worked at Mobil Oil Hellas as Strategic Planning Executive. He has also served as Vice-President of Hellenic Exchanges S.A. ("HELEX"); Chairman of the Steering Committee of the Interalpha Group of Banks; Chairman of the National Management & Organization Co., National Securities S.A. and the National Investment Bank for Industrial Development; President of the Southeastern European Board of the Europay Mastercard group; and a member of various other boards and committees. He holds a Bachelor's degree in Economics from the University of Athens, and a Master's degree in Econometrics from Saskatchewan University in Canada.

Key Management of major subsidiaries

        Dr. Omer Aras, born 1954, is Chairman of the Finansbank's Board of Directors, Chief Executive Officer of Finansbank Group. Dr. Aras graduated from the Istanbul Academy of Economic and Commercial Sciences, Department of Economics in 1975. He received an MBA and a PhD in Business Administration from Syracuse University in 1981. Over the next three years, he was a faculty member at the Business Administration Department of Ohio State University and worked as a consultant. Between 1984 and 1987, he served as Credit Marketing Manager and Credit Committee Member at Citibank and worked as the Head of Yapi Kredi Securities. Dr. Aras participated in the founding of Finansbank in 1987 and served as Assistant General Manager for two years, as General Manager for six years and as an Executive Board Member of Finansbank and Vice-Chairman of Fiba Holding from 1989 to 2006. Between 2003 and 2007 he also served as Board Member of the Turkish Industrialists' Businessmen's Association.

        Leonidas Theoklitos, born 1961, is the Chairman of the Board of EI since March 2010. He has served as member of the Board of Eurobank Properties S.A., Sklavenitis S.A. and HELEX. He has also served as Executive Vice Chairman of the Hellenic Postal Savings Bank and Chairman, Vice Chairman and member of the Board in various banking companies as well as member of the Executive Committee of the Hellenic Bank Association. He holds an MSc in Chemical Engineering from the National Technical University in Athens, a BSc in Business Administration from the Athens University of Economics and Business and a Masters of Business Administration from Imperial College.

        Abraham-Minos Moissis, born 1962, is the Chief Executive Officer of EI since March 2010. Before assuming this position, Mr. Moissis was General Manager of Retail Banking of the Bank and before joining the NBG Group, he was Group CEO of Interamerican Insurance Group. Mr. Moissis holds a BSc in Mathematics from the University of Athens and an MSc in Actuarial Science from Heriot Watt University, Edinburgh and is a Certified Actuary in Greece and Cyprus. He is the Managing Director of NBGB and a member of the Board of Directors of NBG Asset Management. Mr. Moissis is Chairman of the Board of NBGB, Vice Chairman of NBG Asset Management, and member of the Board of Ethniki Factors S.A.

        Marinos Vathis, born 1957, is the President of the Executive Board of Vojvodjanska since May 2010. He started his career in banking in 1986 with Midland Bank/HSBC in Corporate and Investment Banking. From 1997 to 2002, he served in several managerial positions with Egnatia Bank S.A., initially as Head of Corporate Banking and later as Head of Consumer and Retail Banking. In 2002, he joined National Bank of Greece S.A. and served as General Manager of French operations until 2005 and as General Manager of the UK operations from 2005 to 2007. Between 2007 and 2010, he served as Director of the NBG Group, International Corporate. He holds a BA from the City of London Polytechnic, a Postgraduate Degree in Monetary Economics from Kent University and a Postgraduate Degree in Business Finance from Reading University. Between 2005 and 2010, he served as a Board Member in the Association of European Banks in the UK, representing Greece.

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

        Gligor Bishev, born 1958, is the First General Manager of Stopanska Banka. He joined Stopanska Banka in 2000 after serving as Deputy Governor of the National Bank of FYROM. Mr. Bishev is an Associate Professor at the Faculty of Economics, Prilep, and Professor of the Post-Graduate Studies at both the Faculty of Economics, Skopje and the Institute of Economics, Skopje. He advised on recent monetary reforms in FYROM as well as in several research projects in banking, monetary policy, applied economics, and economic development. He holds a PhD in Economics and has attended various seminars and training courses in Austria, the United Kingdom and Switzerland.

        Nicholas Beis, born 1952, is the Managing Director of National Bank of Greece (Cyprus) since April 2010 and a member of the Board of Directors since March 2010. Mr. Beis has held several managerial positions including General Manager and Executive Board Member at Emporiki Bank S.A., General Manager at Piraeus Bank S.A., Corporate Manager at ABN AMRO Bank NV, Athens, and Relationship Manager at Barclays Bank PLC, Athens. He has also served as an executive Board Member in Marathon Bank of New York Inc, USA. Mr. Beis holds a Bachelor Degree in Economics from Athens University, a Bachelor of Science in Business Economics from the New York Institute of Technology and a Master of Arts in Quantitative Economics from New York University.

        Marinis Stratopoulos, born 1964, has been the CEO and Deputy Chairman of the Board of Directors of Banca Romaneasca S.A. since April 2010. He started his career in banking in 1993 in Xiosbank S.A. and then served in several managerial positions in Piraeus Bank Group, Egnatia Bank Romania S.A., Egnatia Bank S.A., National Bank of Greece a.d. Beograd and as the President of the Executive Board of Vojvodjanska since its acquisition in 2006. In parallel to his banking career, he worked from 1993 to 2000 as a part-time instructor in Accounting, Mathematics of Finance, Business Administration and Business Finance at the American College of Greece. He holds a Deck Officer Diploma from the Merchant Marine, a BSc in Business Administration from the American College of Greece and an MSc from the University of Lancaster.

        Cenk Cahraman, born 1975, is the Managing Director of NBG Bank (Malta) Limited since 2008. He started his banking career in 1998 in Finansbank Turkey where he worked in different departments in the Finansbank Group. In 2005, he was appointed as General Manager in the newly established Finansbank (Malta) Ltd. He also is a board member in NBG (Malta) Holdings Ltd., Executive Committee member in the Malta Bankers Association and served as co-chairman of the Malta Banker's

Association in 2008-2009. He holds a BSc in Mechanical Engineering from Istanbul Technical University.

        Achilleas Kontogouris, born 1960, is the Chairman and CEO of NBG Asset Management. Before joining the Group in 2007, he was the Managing Director and founding partner of P&K Securities for eleven years. He previously worked for Eurosec Securities in Athens, Interaction Business Consultants in Athens, Commercial Bank of Greece in Frankfurt and Coutinho, Caro & Co in Hamburg. He holds a BSc in Economic Sciences from Aristotle University in Thessaloniki and an MBA from INSEAD in Fontainebleau.

        Manos Drossatakis, born 1967, is the CEO of National Securities S.A. He is a director of Finansinvest. He previously worked as Director of Derivatives and Fixed Income for P&K Securities which was acquired by the Bank. He holds a BSc in Mathematics from the University of Athens and an MBA from Manchester Business School.

General Managers

        The General Managers, currently 14 in number, each report to the Chief Executive Officer and are responsible for:

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

The General Managers responsible for core business lines are:

        Alexandros Tourkolias, born 1946, is the Executive General Manager of Corporate and Investment Banking. Before joining the Bank in 1997, he worked for seven years for Bank of America in London and Piraeus. He then joined Bank of Nova Scotia in 1988 as Assistant General Manager for Greece. He is Chairman of the Board of Directors of NBG Cyprus, Vice Chairman of the Board of Directors of EI and NBGB and a Director of UBB and NBGI. He holds a BSc in Political Sciences and Public Administration from Pantios School, a BSc in Law from the University of Athens, a Postgraduate Diploma in Shipping Administration Management and Marine Insurance and Maritime Law and a Master's degree in Shipping Economics from the University of Wales in Great Britain. He is the President of the Association of Banking and Financial Executives of Hellenic Shipping, member of the Piraeus Maritime Arbitration Committee and member of the Board of Directors of HELEX. He also participates in committees of the Hellenic Bank Association.

        Demitrios Dimopoulos, born 1947, is the General Manager of Corporate Banking. He is a Director of National Securities, Ethniki Leasing and Ethniki Factors. He is alternate representative of the Bank at the Board of Directors of the Athens Chamber of Commerce and Industry and a member of the Central Advisory Committee of the Ministry of Finance. Mr. Dimopoulos holds a postgraduate degree in Economics from the University of East Anglia, United Kingdom.

The General Managers responsible for operations and support are:

        Anthimos Thomopoulos, born 1961, is the Chief Financial Officer and Chief Operating Officer. He joined the Bank in 1998 as Group Risk Director after serving as a managing partner of KPMG Greece. He is Chairman of the Board of Ethnoplan and Ethnodata, and Vice-Chairman and CEO of Astir Palace. He is a Director of EI, SABA, UBB, Finansbank, the Hellenic Deposit and Investment Guarantee Fund and ETAT, Ektenepol, Protypos S.A. and AEDAK Insurance Organization. He holds a BSc in Electrical Engineering from the University of Patras and Master's degrees in Finance and

Computer Science from the City University of London. He is a qualified ACA with the Institute of Chartered Accountants in England and Wales and a CFA charter holder.

        Demetrios Lefakis, born 1960, is the Chief Risk Officer and a member of the Executive Committee. He is a Director of Finansbank, Vojvodjanska and National Securities. Before joining the Bank, he served as an executive at Citigroup for twenty years, working in a variety of risk management, relationship management and product-related positions in Latin America, the United States and Asia Pacific. Mr. Lefakis graduated from Athens College in Greece in 1979. He majored in Economics and International Relations at the Johns Hopkins University, graduating magna cum laude and Phi Beta Kappa, and holds a graduate degree, magna cum laude, in International Economics and International Relations from the School of Advanced International Studies of the Johns Hopkins University.

        Michael Oratis, born 1957, is the General Manager of Risk Management. Before joining the Bank in 1999, he worked for Midland Bank, Bank of America, ABN AMRO Bank, Mytilinaios S.A. and Citibank as Country Treasurer. He is a Director of SABA, NBG Asset Management and Double Regeneration S.A. He holds a BSc in Chemical Engineering from the National Technical University of Athens, an MSc in Industrial Engineering from Columbia University and an MBA in Finance and International Business from New York University.

        Agis Leopoulos, born 1968, is the General Manager of International. Before joining the Group, he worked for three years at the European Commission in Brussels. He is the Chairman of Banca Romaneasca, SABA, UBB, NBG Albania, Vojvodjanska, Interlease, NBG Egypt and Deputy Chairman of NBG Cyprus. He is also a member of the Board of Directors of Finansbank. He graduated from Athens College and holds a BSc and MSc in the faculty of in Economics and Social Science from the London School of Economics.

        Miltiadis Stathopoulos, born 1944, is the General Counsel since February 2010. He has been a lawyer since 1970 and joined the Group in 1972 as a lawyer of ex National Mortgage Bank S.A. From 1995 he was the Director of the Legal Services of ex National Mortgage Bank S.A. until 1998 when it merged with the Bank. From 1998 to the end of January 2010 he was the Director of the Legal Services of the Bank. He participates in the Legal Council, the Credit Committees and the Supreme Disciplinary Council of the Bank. He has served as Vice-Chairman and Board member of the brokerage firm DELPHI S.A. He is currently Vice-Chairman of Ektenepol, and member of the Board of Directors of NBGB. Mr Stathopoulos is a member of the Legal Committee of the Hellenic Bank Association and a founding member of the Banking and Stock Exchange Law society.

        Andreas Vranas, born 1952, is the Head of Human Resources. He is also Chairman of the Board of NBG Training Center S.A. From 1979 to 1985 he worked as investment analyst for National Investment Company S.A.. During the period 1985 - 1988 he worked at the Ministry of National Economy as economic advisor and Special Secretary for Private Investments. From 1988 to 1996 he rejoined National Investment company S.A., as a manager in the fields of project financing, equity investments and portfolio management. From 1996 to 2004, he was Deputy Governor of the National Bank of Greece and Vice Chairman of the Board of Directors, responsible for corporate banking, shipping and the domestic branch network of the Bank. From 2004 to 2010 he was Chairman of the Board of Directors of Ethniki Leasing. He holds a degree in Business Administration from Athens University of Economics and Business, a Master's degree in Finance from Manchester University and a Ph.D. in Finance from the University of Athens.

        Paul Mylonas, born 1958, is the Chief Economist, Chief Strategist and Head of Investor Relations, Secretary of the Executive Committee and member of ALCO and the Finansbank Board of Directors. Before joining the Bank, he worked at the OECD and the IMF and taught at Boston University. He is a Director of the Foundation for Economic and Industrial Research and the Hellenic Center for Investment. Mr. Mylonas holds a PhD from Princeton University and a BSc from Brown University.

        George Paschas, born 1956, is the Chief Audit Executive of the Group. He is a member of the Institute of Internal Auditors and the Association of Certified Fraud Examiners. He is a graduate of the University of Piraeus, holding a degree in Business Management and a degree in Money & Foreign Exchange Markets.

        Nelly Tzakou, born 1962, is Group Chief Operations Officer. She is responsible for the Group Operations, e-Business & Alternative Channels and Group Head of the Global Transaction Services. She is Chairman at Ethniki Factors and Vice-Chairman at DIAS S.A., Ethnodata, Ethnoplan and National Securities. Moreover, she is a member of the Euro Banking Association ("EBA"), Single Euro Payments Area ("SEPA") High Level Meeting run by the ECB and a Council Member of the European Financial Management and Marketing Association ("EFMA") Operational Excellence Advisory Council. Before joining the Bank, Mrs. Tzakou was an executive at Eurobank EFG between 1990 and 2007, responsible for the Group Operations and the Global Transaction Services business unit. Mrs. Tzakou holds a Bachelor's Degree in Economics from the University of Piraeus (with honors) and an MBA from the University of Wales & Manchester Business School.

        Lambros Papakonstantinou, born 1965, is the General Manager of Investment Banking. He is Chairman of National Securities. He previously worked for Barclays Bank and ABN AMRO before founding P&K Securities S.A., which was subsequently acquired by the Bank. Mr. Papakonstantinou holds an MSc in Chemical Engineering from NTUA and an MBA from INSEAD.

        Aristotelis Karytinos, born 1956, is the General Manager of Real Estate. He is also Chairman and CEO of NBG Pangaea and NBG Property Services S.A., and Chairman of Grand Hotel Summer Palace S.A., Hellenic Tourist Constructions S.A., Dionysos S.A., Mortgage Tourist Protypos S.A., Pronomiouhos S.A and Genikon Apothikon Hellados, Vice-Chairman of Ektenepol and Propindex S.A and member of the Board of Directors of Astir Palace. Before joining the Bank, he held senior positions within Eurobank EFG Group, including Head of Group Real Estate, Head of Mortgage Lending and CEO of Eurobank Properties REIC. In the past, he served for several years as manager in companies in the public and private sector. Dr. Karytinos holds a degree (BSc) in economics from the University of Athens, a master's degree (MSc) in urban economics from Pantion University and a doctorate (PhD) in finance from the University of Warwick.

        Leonidas Fragkiadakis, born 1966, is the General Manager of Treasury and Global Markets. He is a member of the Board of National Securities and the Chairman of the Hellenic Chapter of Forex Club/ACI. He obtained his Bachelor's Degree in Economics from Trinity College, Cambridge University and his MBA from the Wharton School of the University of Pennsylvania. Prior to joining the Bank, he was employed by Credit Suisse First Boston, New York.

Executive Committees

Senior Executive Committee

        The NBG Senior Executive Committee was established by Management's Act No. 145/02.03.2007 and is the supreme body of the Bank with approving authority. It may decide, under the authority vested in it by the Bank's Board of Directors on issues regarding the implementation of the Bank's business plan, which do not fall under the authority of other committees or Bank Executives.

        The following are members of the Senior Executive Committee:

    –
    Apostolos Tamvakakis (Chairman)

    –
    Anthimos Thomopoulos

    –
    Alexandros Tourkolias

    –
    Demetrios Lefakis

    –
    Omer A. Aras

    –
    Paul Mylonas (Secretary)

Executive Credit Committee

        The Executive Credit Committee was established by Management's Act No. 244/08.04.2008 and its purposes are to:

  •
  establish the limits for all levels of credit approval;

  •
  approve loans of amounts exceeding the limits of the set credit approval authorities;

  •
  implement new credit approval levels and review or abolish existing credit approval limits; and

  •
  amend the Credit Policy rules of the credit approval levels.

        The following are members of the Executive Credit Committee:

    –
    Apostolos Tamvakakis (Chairman)

    –
    Alexandros Tourkolias

    –
    Demetrios Lefakis

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

        The following are the current members of the Disclosure and Transparency Committee:

    –
    Anthimos Thomopoulos (Chairman)

    –
    Miltiadis Stathopoulos

    –
    Alexandros Tourkolias

    –
    Agis Leopoulos

    –
    Leonidas Fragkiadakis

    –
    George Paschas

    –
    Michael Oratis

    –
    Paul Mylonas

    –
    Ioannis Kyriakopoulos

B.    Compensation

        During 2009, total remuneration to the Bank's Board of Directors and the Group's key management amounted to EUR 15.3 million.

        For more information on related party transactions, see Note 32 to the U.S. GAAP Financial Statements.

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

C.    Board Practices

        The following list summarizes the terms of office of the members of the Board of Directors of the National Bank of Greece:

Name	Start of Term	End of Term
Chairman of the Board (Non Executive)
Vassilios T. Rapanos	December 2, 2009	2013
Chief Executive Officer
Apostolos S. Tamvakakis	December 2, 2009	2013
Members of the Board (Non Executive)
Ioannis C. Giannidis	April 22, 2004	2013
Avraam I. Triantafyllidis	March 18, 2010	2013
Ioannis P. Panagopoulos	June 28, 1994	2013
Independent Members of the Board (Non Executive)
H.E. the Metropolitan of Ioannina Theoklitos	June 28, 1994	2013
Stefanos C. Vavalidis	April 22, 2004	2013
Alexandra T. Papalexopoulou-Benopoulou	January 14, 2010	2013
Maria S. Sklavenitou	January 14, 2010	2013
Georgios P. Zanias	January 14, 2010	2013
Vassilios K. Konstantakopoulos	January 14, 2010	2013
Petros K. Sabatacakis	January 14, 2010	2013
Hellenic State representative*
Alexandros N. Makridis	February 26, 2009	2013

*
The term of the government-appointed Director will also be considered for renewal on that date but may terminate sooner if the government preference shares are repaid.

        The Bank's corporate governance practices meet the requirements imposed by the laws of Greece, the Bank of Greece, the HCMC and other applicable regulations, as well as the Articles of Association of the Bank. As a foreign-listed entity with ADRs in the United States, the Bank also complies with the US legal and regulatory framework, SEC regulations and New York Stock Exchange rules. The most significant differences between the Bank's corporate governance practices, including the provisions of the Sarbanes Oxley Act, and those followed by US-based companies under the New York Stock Exchange listing standards have been posted on the Bank's website at the following address: www.nbg.gr.

        In February 2006, the Board of Directors adopted its Corporate Governance Guidelines, which set out NBG's corporate governance structure and policy. The said Guidelines are based on best international practices and form a framework which ensures consistency and efficiency in the Board's practices and the governance of the Bank and its Group. The Guidelines concern the internal operations of NBG and its Board, and have been published on the Bank's website under the section on Corporate Governance.

        Pursuant to Bank of Greece Governor's Act 2577/9.3.2006 governing the organization and evaluation of Internal Control Systems overall, and with a view to achieving full compliance with the said Act, NBG has set up the Executive Committee and a Special Steering Committee for Information at Management level, as well as an independent Group Regulatory Compliance Unit. It has also adopted a Code of Ethics and Conduct and amended the Charter of the Audit Committee, so as to come fully into line with the provisions of the Bank of Greece Governor's Act 2577.

        Over the three-year period from 2007 to 2009 the Bank stepped up its efforts to meet a high level of corporate governance and compliance with the international framework for banking standards and, more generally, further strengthen its risk management framework. The most important targets attained over this period include:

  •
  Granting insurance cover to the members of the Board (D&O Insurance), in line with corporate governance best practices.

  •
  Adoption of a Corporate Social Responsibility (CSR) Policy, setting out the aims and basic values governing the CSR actions of the Bank and its Group companies.

  •
  Adoption of the Bank's Board Nomination Policy.

  •
  Adoption of a Budget Policy to support the long-term strategic goals of Management and macroeconomic, political and financial developments in the regions where the Group conducts business.

  •
  Deployment of Policies as per Law 3606/2007 on markets in financial instruments (in implementation of MiFID).

  •
  Adoption of a Group Anti Money Laundering/Counter Financing of Terrorism Policy (AML/CFT Policy) and a Customer Acceptance Policy.

  •
  Adoption of a Policy for Averting Conflicts of Interest for the Bank's managers and senior officers.

  •
  Holding of seminars on theory and issues concerning Risk Management in the framework of ongoing training for the members of the Board of Directors.

  •
  Regular reporting to the Board's Audit Committee regarding the progress of work related to the Basel II Programme, as well as the monitoring and control of risks, in the midst of the current financial crisis, and analysis of related fallout on the Bank.

  •
  Adoption of Remuneration Principles for setting pay in the NBG Group and a remuneration policy for executive members of the Board of Directors, which sets out a transparent framework for determining the remuneration of senior management, on the basis of merit and a performance-oriented culture.

  •
  The Bank's stock options plan for executive members of the Board, management and staff of the Bank and its affiliated companies.

Board Committees

  Audit Committee

        The Audit Committee of the Bank was established in May 1999, following the Act of the Governor of the Bank of Greece 2438/1998. At present the Audit Committee consists of five non-executive independent members of the Board of Directors. Appointment and replacement of members of the Audit Committee is only effected by resolution of the Bank's General Meeting of the Shareholders.

        The purpose of the Audit Committee is to:

  •
  review the diligent preparation of the Bank's and the Group's financial statements and additional material facts and information which are intended for disclosure;

  •
  submit recommendations to the Board in relation to the appointment of the external auditors, the value of the their total fees, and the terms of engagement following their appointment by the shareholders in a General Meeting;

  •
  monitor and control the independence, impartiality, objectivity and effectiveness of the external auditors;

  •
  monitor the independence and objectivity of the external auditors regarding the provision of non-audit services, and the fairness of the auditors' fees;

  •
  review the effectiveness of the Bank's and the Group's internal controls and compliance and inform the Board of Directors accordingly; and

  •
  monitor and control the independence, adequacy and effectiveness of the Internal Audit-Inspection Division of the Bank and the Group.

        All Audit Committee members fulfill the independence criteria for the purposes of US legislation.

        The following list sets forth the current members of the Bank's Audit Committee:

    –
    Petros Sabatacakis (Chairman & Financial Expert)

    –
    Stefanos Vavalidis (member)

    –
    Vassilios Konstantakopoulos (member)

    –
    Alexandra Papalexopoulou-Benopoulou (member)

    –
    Georgios Zanias (member)

  Human Resources and Remuneration Committee

        The purpose of the Human Resources and Remuneration Committee ("HRR Committee") is to assist the Board of Directors in fulfilling its responsibilities with regard to attracting, retaining, developing and motivating executives and employees of the Bank, to develop a culture of fairly evaluating effort and rewarding performance and to develop and maintain a coherent system of values and incentives for human resource development throughout the Bank.

        Ms. Papalexopoulou-Benopoulou, H.E. Metropolitan of Ioannina Theoklitos and Mr. Vassilios Konstantakopoulos fulfill the independence requirements of applicable Greek law and have been determined to be independent by the shareholders at the General Meeting held on January 14, 2010.

        The following list sets forth the current members of the Bank's HRR Committee:

    –
    Vassilios Konstantakopoulos (Chairman)

    –
    Vassilios Rapanos (member)

    –
    H.E. Metropolitan of Ioannina Theoklitos (member)

    –
    Alexandra Papalexopoulou-Benopoulou (member)

  Corporate Governance and Nominations Committee

        The purpose of the Corporate Governance and Nominations Committee ("CGN Committee") is to assist the Board of Directors in ensuring that its composition, structure, policies and processes meet all relevant legal and regulatory requirements, to strive to achieve global corporate governance best practice standards and to facilitate the Board and management's work to increase the long-term value of the Bank.

        The following list sets forth the current members of the CGN Committee:

    –
    Vassilios Rapanos (Chairman)

    –
    Ioannis Giannidis (member)

    –
    George Zanias (member)

    –
    Maria Sklavenitou (member)

        Mr. Zanias and Ms. Sklavenitou fulfill the independence requirements of applicable Greek law and have been determined to be independent by the shareholders at the General Meeting held on January 14, 2010.

  Board Risk Committee

        In July 2006, pursuant to the Bank of Greece Governor's Act 2577 of March 9, 2006, the Bank established the BRC. The purpose of the BRC is to:

  •
  develop our risk assumption and capital management strategy in line with the business objectives;

  •
  control the function of the GRMD;

  •
  ensure the development and ongoing effectiveness of our internal risk management policies;

  •
  determine the principles governing our risk management function;

  •
  of monitor the overall risk profile of the Bank and the Group and provide the Risk Management Division with guidance; and

  •
  ensure that our Board of Directors is adequately apprised of all matters relating to the Bank's risk assumption strategy, risk bearing capacity and risk profile in the exercise of its supervisory and strategy functions.

        The following list sets forth the current members of the BRC:

    –
    Apostolos Tamvakakis (Chairman)

    –
    Vassilios Rapanos (member)

    –
    Stefanos Vavalidis (member)

    –
    Petros Sabatacakis (member)

Strategy Committee

        In September 2009, the Bank established the Strategy Committee. The purpose of the committee is to assist the Board's executive team in developing the Group's strategic options; assist the NBG Board in making decisions in all issues related to the NBG Group strategy; and review regularly the implementation of the Group's strategy by the Group's executive team.

        The following list sets forth the current members of the Strategy Committee:

    –
    Vassilios Rapanos (Chairman)

    –
    Apostolos Tamvakakis (member)

    –
    Stefanos Vavalidis (member)

    –
    Alexandra Papalexopoulou-Benopoulou (member)

    –
    Petros Sabatacakis (member)

D.    Employees

        As of December 31, 2009, the Bank employed a total of 13,066 staff of which 535 are occupied in the Bank's foreign branches, compared to 13,593 and 516 respectively, as of December 31, 2008. Additionally, the Group's subsidiaries in Greece and abroad employed approximately 23,248 employees as of December 31, 2009, compared to 22,996 as of December 31, 2008. We also employed approximately 147 temporary employees Group-wide during 2009. The table below sets forth the average number of our employees by geographic location for 2009:

Country	Average number of Group employees (year-ended December 31, 2009)(1)
Greece	15,559
Turkey	10,932
Bulgaria	3,225
Serbia	2,625
Romania	1,750
FYROM	1,149
Albania	325
Cyprus	324
South Africa	184
United Kingdom	142
Egypt	147
Malta	19

Total	36,381

(1)
The average number of employees on a Group-wide basis during the financial years ending December 31, 2007 & 2008 was 33,361 and 35,860 respectively.

        The table below sets forth the main categories of activity in which our employees were engaged, domestically and internationally, during 2009:

Division	Average number of Group employees (year-ended December 31, 2009)
Commercial and retail banking	33,665
Insurance	1,314
Investment banking	319
Asset management	104
Other Group companies	979

Total	36,381

        The majority of the Bank's staff are members of one of the various unions operating within the banking sector. A high level of union membership is common in most Greek industries. Each union that represents the Bank's employees is affiliated with a larger, general union of employees in the banking sector known as the Union of Greek Bank Employees ("OTOE"). OTOE, in turn, is part of a multi-industry union, the General Confederation of Greek Workers. Accordingly, almost all of our Greek employees, including those not employed in the banking sector, are ultimately affiliated with the General Confederation of Greek Workers. Collective bargaining arrangements were concluded in the past between representatives of the Greek banks and OTOE based on the Hellenic Republic's inflation estimates, and then implemented by each bank (including the Bank) in agreement with its own unions.

        Most of the Bank's employees belong to a union and the Greek banking industry has been subject to strikes over the issues of pensions and wages. Bank employees throughout Greece went on strike for three days in 2009 and four days in 2010 (up to May 31, 2010), largely to express their opposition to the new austerity measures implemented in light of the IMF/Eurozone Stabilization Program.

        In light of the Group's strategy to streamline its operations and maximize efficiency, voluntary retirement schemes have been implemented in the past and continue to be implemented. The Bank's subsidiary EI has implemented a voluntary retirement scheme which may affect up to 257 employees.

        Following legislation passed in April 2008, the Bank's main pension plan and the main pension branch of EI's post-retirement and health plan, both of which are defined-contribution plans, have been incorporated into the main pension branch of the state sponsored social security fund IKA -ETAM as of August 1, 2008. Pursuant to this legislation, the Bank will contribute EUR 25.5 million into IKA - ETAM per year for 15 years starting from December 2009. The April 2008 legislation also prescribed that employer contributions made by the Bank to the existing funds that are to be merged into IKA - ETAM will be reduced every three years in equal increments starting from 26.5% in 2013 until they reach 13.3%. This rule applies to employees who joined any social security plan prior to January 1, 1993. Employer contributions made by EI to the existing funds that are to be merged with IKA - ETAM will also be reduced every three years in equal increments until they reach 13.3% (from 20.0%) for employers who joined any social security plan prior to January 1, 1993.

        In addition, in 2005 and 2006, the Hellenic Republic passed legislation permitting bank employee auxiliary pension schemes to merge with the new Insurance Fund of Bank Employees, known as ETAT. The relevant legislation provides that, in connection with the merger of auxiliary schemes with ETAT, the relevant employer shall make a payment to ETAT solely in an amount to be determined by an independent financial report commissioned by the Ministry of Finance pursuant to this legislation. Subsequently, in April 2006 the Bank applied under Greek Law 3371/2005, as amended, to merge its Auxiliary Pension Fund into ETAT. For risks associated with the new pension reform legislation, see Item 3.D, "Risk Factors—Risks Relating to Our Business—We could be exposed to significant future pension and post-retirement benefit liabilities".

E.    Share Ownership

        At the General Meeting held on June 22, 2005, a stock option program was approved for the executive Directors, executive management and personnel of the Group (Program A). The maximum number of new ordinary shares to be issued under Program A was set at 2.5 million and adjusted to 3.5 million as a consequence of the four to ten share capital increases in 2006. Program A is set to last for five years and expires in 2010. Under the terms of Program A, the exercise price range is between EUR 5.00 and 70% of the average market price for the ordinary shares over a period starting on January 1 of the financial year during which such rights were granted until and including the first exercise date.

        At the Repeat General Meeting held on June 1, 2006, a new Group-wide stock option program was approved for the Bank's Executive Directors, executive management and personnel of the Group (Program B). The maximum number of new ordinary shares to be issued under Program B was set at 2.5 million and adjusted to 3.5 million as a consequence of the four to ten share capital increases in 2006. Program B shall last five years and expires in 2011. Under the terms of Program B, the exercise price range is between EUR 5.00 and 70% of the average market price for the ordinary shares over a period starting on June 2, 2006 until the date at which such rights are first exercised.

        At the Repeat General Meeting held on June 28, 2007, the shareholders of the Bank approved a new Group-wide stock option program for the Bank's executive Directors, executive management and personnel of the Group ("Program C"). Program C is set to last eight years and expires in 2015. The stock options must be granted up until 2010. The maximum number of new ordinary shares to be issued under Program C was originally set at 12 million and adjusted to approximately 12.5 million as a consequence of four for every hundred shares held as stock dividend, in accordance with the resolution passed at the repeat General Meeting held on May 15, 2008. The maximum number of options that can be granted per year cannot exceed 1% of the total number of ordinary shares outstanding. The strike price shall be within the range of EUR 5.00 to 85% of the average market price of the ordinary shares within the time period from January 1 of the year the options are granted until October 31 of that same year. No stock options have been granted under this program.

        In all three stock option programs, adjustments to the number of options not yet granted or exercised, the ordinary shares underlying those options, and the strike price for exercising those are made to maintain the economic value of those options in cases where the Bank's share capital has changed.

        On November 29, 2006, the Board of Directors approved the issue of 2,992,620 share options under Program A. The exercise price was set at EUR 23.80 per share and has been subsequently adjusted to EUR 21.15 due to the share capital increase resolved by the shareholders of the Bank at the General Meeting held on May 15, 2008 and the share capital increase resolved by the Board of Directors of the Bank on June 18, 2009. Up to May 31, 100% of the options had vested, 45.8% of the options had been exercised and 7.8% of the options had been cancelled. Outstanding options may be exercised between December 1, 2010 and December 10, 2010. On November 1, 2007, the Board of Directors approved the issue of a further 496,500 share options under Program A at the original exercise price which was also adjusted to EUR 21.15 due to the share capital increase resolved by the shareholders of the Bank at the General Meeting held on May 15, 2008 and the share capital increase resolved by the Board of Directors of the Bank on June 18, 2009. Up to May 31, 2009 (the most recent practicable date) 100% of the options had vested, 10.0% of the options had been exercised and 7.4% of the options have been cancelled. Outstanding options may be exercised between December 1, 2010 and December 10, 2010.

        After December 10, 2010, the unexercised options are cancelled. The options are forfeited if the employee is fired with cause and may be forfeited or maintained pursuant to a discretionary decision of the Bank's Board of Directors if the employee resigns from the Group before the options are exercised.

        On November 1, 2007, the Board of Directors approved the issuance of 3,014,100 share options under Program B. The exercise price was originally set at EUR 23.00 per share and has been subsequently adjusted to EUR 20.45 due to the share capital increase resolved by the shareholders of the Bank at the General Meeting held on May 15, 2008 and the share capital increase resolved by the Board of Directors of the Bank on June 18, 2009. Up to May 31, 2009 (the most recent practicable date) 100% of the options had vested, 25.1% of the options have been exercised and 12.0% of the options had been cancelled. All outstanding options may be exercised between June 1, 2011 and June 10, 2011.

        After June 10, 2011, the unexercised options are cancelled. The options are forfeited if the employee is fired with cause and may be forfeited or maintained pursuant to a discretionary decision of the Bank's Board of Directors if the employee resigns from the Group before the options are exercised.

        Following a resolution by the Board of Directors of the Bank on August 28, 2009, the number of all outstanding options under both Programs A and B is to be multiplied by a factor of 1.082 (rounded to the nearest integer) due to the share capital increase resolved by the Board of Directors of the Bank on June 18, 2009.

        As at the date hereof, the Bank has issued an aggregate of 1,480,358 ordinary shares under Program A and 798,590 ordinary shares under Program B.

        At the General Meeting held on May 25, 2007, the shareholders of the Bank approved the distribution to the Bank's staff of bonus shares with the issuance of 350,000 new ordinary shares of a par value of EUR 5.00, by capitalizing profits of EUR 1.75 million, resulting in a share capital increase of an equal amount. For a period of three years following their issuance (up to October 6, 2010), such new ordinary shares may be transferred only pursuant to approval granted at the General Meeting.

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

        As at June 9, 2010, the Bank's outstanding issued share capital consisted of 607,041,577 ordinary shares, 25 million Series A non-cumulative non-voting redeemable preference shares offered in the form of ADRs in the United States and 70 million preference shares issued to the Hellenic Republic pursuant to the Hellenic Republic bank support plan.

Ordinary Shares

        The following table sets forth certain information regarding holders of the Bank's ordinary shares, based on information known to or ascertainable by the Bank.

	As at June 9, 2010
	Common Shares	Total shares
Legal Entities and Individuals Outside Greece	37.4%	33.4%
Domestic Private Investors	38.5%	34.5%
Domestic pension funds	16.5%	14.8%
Other domestic public sector related legal entities and Church of Greece	7.5%	6.7%
Treasury shares	0.1%	0.1%

Total common shares	100%	89.5%

Series A Preference shares listed on the NYSE		0.2%
Greek government preference shares (Law 3723/08)		10.3%

Total Share Capital		100.0%

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

        The Bank of New York Mellon is the depositary of the Bank's ordinary shares traded in the NYSE in the form of ADRs. Based on information known to or ascertainable by the Bank, there were 80 registered holders and 45,339 beneficial holders of the Bank's ADRs in the United States on June 9, 2010, and the portion of the Bank's ordinary shares held in the United States in the form of ADRs as a percentage of total shares outstanding was approximately 5.86%.

        As at June 23, 2010, there were 8,633 total holders (registered and beneficial owners) of the Bank's ADSs evidencing our non-cumulative non-voting redeemable preference shares issued in June 2008.

        Subject to certain conditions, Greek law allows an entity to acquire and own its own shares and also allows subsidiaries to acquire and own shares of their parent company. Treasury shares in our financial statements represent shares of the Bank owned by the Bank or our subsidiaries.

State Interests

        The Hellenic Republic directly holds 0.49% of the Bank's ordinary shares acquired from the exercise of its preemptive right to subscribe for new ordinary shares that were not subscribed by holders of rights pursuant to the rights issue undertaken by the Bank in July 2009. See Item 3.D, "Risk Factors—Risks Relating to Our Business". Furthermore, certain state-related entities, primarily pension funds (most of whose boards of directors are appointed by the Hellenic Republic) may exercise indirect influence on the Bank. As of June 9, 2010, domestic pension funds owned approximately 16.5% of our ordinary share capital and other domestic public sector related legal entities and the Church of Greece owned approximately 7.5%. See Item 3.D, "Risk Factors—Risks Relating to Our Business—The Hellenic Republic and State-related entities may have an important influence on the Bank".

        Following implementation of the preference share facility of the Hellenic Republic bank support plan, the Hellenic Republic currently owns all of the 70 million non-transferable redeemable preference shares issued under this facility. See Item 10.J, "Relationship with the Hellenic Republic—Hellenic Republic as Shareholder".

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

ITEM 8    FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

        Please refer to Item 18 "Financial Statements" for the consolidated financial statements of NBG, the comparative financial statements of NBG and the Report of Independent Registered Public Accounting Firm given by Deloitte Hadjipavlou Sofianos & Cambanis S.A.

        Income derived from non-Greek sources was EUR 3,167.9 million and represents 39.8% of our total revenues.

Legal and Arbitration Proceedings

        The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of the management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Group. However, at December 31, 2009 the Group and the Bank have provided for cases under litigation the amounts of EUR 60.7 million and EUR 29.2 million respectively.

Policy on Dividend Distributions

        As and when we are permitted to pay dividends, under Greek Law 2190/1920 and our Articles of Association, our profit for the period is to be allocated as follows:

  a)
  Between 5% and 20% of our profit for the period (based on IFRS), if any, are allocated to a statutory reserve until this reserve equals at least one half of the Bank's share capital. Once this requirement is satisfied, the allocation of further profits to the statutory reserve is not mandatory. The allocation of profits to the statutory reserve will again become mandatory if the reserve subsequently falls below one half of the share capital.

  b)
  According to article 3 of Greek Law 148/1967, the Bank is required to pay a minimum dividend equal to at least 35% of the unconsolidated profit for the period of the Bank for the year, if any, after the deduction of the amount allocated to the aforementioned statutory reserve. Any profits resulting from the sale of equity participations that represent at least 20% of the paid-up share capital of a subsidiary company in which the Bank has held an equity participation for at least ten years and any unrealized net gains from valuation of financial instruments at fair value are excluded from the calculation of profit for the period. At the annual General Meeting a majority representing 65% of the paid-up share capital may decide to distribute less than the minimum dividend required by Greek Law 148/1967. In such case, the undistributed dividend must be transferred to a special reserve which must, within four years following such General Meeting, be distributed in the form of a share dividend. Alternatively, a majority representing 70% of the Bank's paid-up share capital may vote to distribute an amount lower than the minimum obligatory dividend or not to pay any dividend whatsoever without transferring the relevant amounts to a special reserve.

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

        Additional restrictions on dividends arise from our participation in the Hellenic Republic bank support plan. Under Greek Law 3723/2008 setting forth the terms of the Hellenic Republic bank support plan, participating banks will be subject to a maximum dividend distribution of 35% of profits otherwise set at the minimum dividend distribution by article 3, par. 1 of Greek Law 148/1967. For more information on the Hellenic Republic bank support plan, see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Plan for the Support of the Liquidity of the Greek Economy". Moreover, under the law, the representative of the government appointed to our Board of Directors or attending the annual General Meeting may veto any resolution relating to our dividend policy, pursuant to a decision of the Minister of Finance, or if it is determined that such policy may jeopardize the interests of our depositors or materially affect our solvency and orderly operation.

        According to the provisions of article 28 of Greek Law 3756/2009 and decision 20708/B/1175/23.4.2009 of the Minister of Finance, banks participating in the Hellenic Republic bank support plan are allowed to distribute dividends to ordinary shareholders only in the form of shares, but excluding treasury shares, for the financial year ended on December 31, 2008. Also, pursuant to the provisions of article 39 of Greek Law 3844/2010, article 28 of Greek Law 3576/2009 was modified to provide that the restriction of dividends distribution to ordinary shareholders only in the form of shares, but excluding treasury shares, was applicable and for the financial year ended on December 31, 2009. This restriction does not include any dividend or fixed return on preference shares that are being traded in foreign organized markets, as well as any interim dividend paid which, however, is included in the calculation of the minimum dividend of 35%.

        Under the terms of our non-cumulative non-voting redeemable preference shares issued in June 2008, we are required to allocate dividends to our preference shares holders prior to the allocation of any dividends to ordinary shareholders, thereby reducing the distributable amounts that may be allocated to ordinary shareholders.

        For information on dividend distributions by the Bank see Item 3.A, "Selected Financial Data—Dividends"

B.    Significant Changes

        For a discussion of significant changes that have occurred since December 31, 2009, the date of the last audited financial statements included in this Annual Report, please see Note 43 to the U.S. GAAP Financial Statements which describes post-balance sheet events.

ITEM 9    THE OFFER AND LISTING

A.    Offer and Listing Details

        The Bank's shares have been listed on the ATHEX since the foundation of the exchange in 1880. Since October 1999, the Bank's shares have also been listed on the New York Stock Exchange and traded in the form of ADRs. Each ADR currently represents one fifth of one share.

        The annual high and low market prices of the Bank's shares on the ATHEX for the five most recent financial years are shown below, expressed in euro.

Year	High (date)	Low (date)
2005	30.63 (on December 16)	20.45 (on January 10)
2006	36.33 (on February 27)	23.55 (on June 14)
2007	42.65 (on October 31)	31.93 (on January 2)
2008	42.13 (on January 8)	10.74 (on December 22)
2009	27.79 (on October 15)	8.26 (on March 9)
2010 (up to May 31)	20.12 (on January 8)	10.00 (on April 27)

        The quarterly high and low market prices of the Bank's shares on the ATHEX for the two most recent financial years are shown below, expressed in euro.

Quarter	High (date)	Low (date)
Q1 2008	42.13 (on January 8)	27.82 (on March 17)
Q2 2008	33.74 (on May 30)	25.88 (on June 24)
Q3 2008	30.60 (on September 8)	23.39 (on July 16)
Q4 2008	27.45 (on October 2)	10.74 (on December 22)
Q1 2009	13.96 (on January 7)	8.26 (on March 9)
Q2 2009	19.39 (on June 12)	10.64 (on April 1)
Q3 2009	24.50 (on September 29)	16.30 (on July 13)
Q4 2009	27.79 (on October 15)	16.90 (on December 21)

        The high and low market prices of the Bank's shares on the ATHEX for the first quarter of 2010 are shown below, expressed in euro.

Quarter	High (date)	Low (date)
Q1 2010	20.12 (on January 8)	12.90 (on February 8)

        The monthly high and low market prices of the Bank's shares on the ATHEX for each of the six most recent months are presented in the table below, expressed in euro.

Month	High (date)	Low (date)
December 2009	22.15 (on December 12)	16.90 (on December 21)
January 2010	20.12 (on January 8)	15.25 (on January 28)
February 2010	16.15 (on February 2)	12.90 (on February 8)
March 2010	16.10 (on March 16)	14.40 (on March 1)
April 2010	15.09 (on April 1)	11.52 (on April 23)
May 2010	12.43 (on May 3)	10.03 (on May 31)

        The Bank's share price in each period is adjusted to reflect the issuance of new shares in connection with the share-for-share merger with the National Investment Company (adjustment effective as at December 30, 2005), the share-for-share merger with National Real Estate S.A. ("National Real Estate") (adjustment effective as at April 10, 2006), the four-for-ten rights issue that took place in 2006 (adjustment effective as at June 10, 2006), the four-for-100 shares issued as stock dividend of EUR 1 for the 2007 financial year rights issue (adjustment effective at May 16, 2008), the two for nine rights issue that took place in 2009 (adjustment effective as at July 30, 2009) and the new shares issued in January 2007, January 2008, June 2008 and December 2009, following the exercise of employee stock options. For more information see: Item 14.A, "General Effect of the Modifications on the Rights of Security Holders".

        On May 15, 2008 the Bank's General Meeting of Shareholders approved the share capital increase of up to EUR 1.5 billion through the issue of redeemable preference shares, with exclusion of the preemptive right in favour of existing shareholders, that were made available to private investors in the U.S. As a result, the Bank's share capital increased by EUR 7.5 million through payment in cash of EUR 402,638 thousand and the issue of 25 million redeemable preferred shares without voting right or cumulative dividend, of a par value of EUR 0.30 and a selling price of USD 25 each. The preferred shares were sold in the form of American Depositary Shares (ADSs), and each ADS represents one preferred share.

        The high and low market prices of the Bank's ADSs on the New York Stock Exchange for 2008 and 2009 (starting on June 2, which was the first trading day of the ADSs) are shown below, expressed in U.S. dollars.

Year	High (date)	Low (date)
2008 (from June 2)	26.00 (on June 18)	16.51 (on November 21)
2009	24.98 (on November 13)	8.10 (on February 23)

        The quarterly high and low market prices of the Bank's ADSs on the New York Stock Exchange for the most recent fiscal year are shown below, expressed in USD.

Quarter	High (date)	Low (date)
Q1 2009	22.50 (on January 9)	8.10 (on February 23)
Q2 2009	22.54 (on June 5)	16.80 (on April 7)
Q3 2009	24.69 (on September 16)	21.15 (on July 8)
Q4 2009	24.98 (on November 13)	20.75 (on December 21)

        The high and low market prices of the Bank's ADSs on the New York Stock Exchange for the first quarter of 2010 are shown below, expressed in USD.

Quarter	High (date)	Low (date)
Q1 2010	22.79 (on January 8)	17.52 (on February 8)

        The monthly high and low market prices of the Bank's ADSs on the New York Stock Exchange for the six most recent months are shown below, expressed in USD.

Month	High (date)	Low (date)
December 2009	24.00 (on December 1)	20.75 (on December 21)
January 2010	22.79 (on January 8)	20.50 (on January 20)
February 2010	21.20 (on February 2)	17.52 (on February 8)
March 2010	22.78 (on March 31)	20.59 (on March 9)
April 2010	22.75 (on April 1)	18.38 (on April 22)
May 2010	19.55 (on May 3)	15.50 (on May 25)

        The annual high and low market prices of the Bank's ADRs evidencing common shares on the New York Stock Exchange are shown below, expressed in U.S. dollars, for the five most recent financial years:

Year	High (date)	Low (date)
2005	8.00 (on December 19)	5.75 (on January 10)
2006	9.44 (on February 24)	6.64 (on June 13)
2007	13.55 (on November 6)	9.08 (on January 11)
2008	13.41 (on January 10)	3.01 (on October 24)
2009	24.98 (on November 13)	8.10 (on February 23)

        The quarterly high and low market prices of the Bank's ADRs on the New York Stock Exchange for the two most recent financial years are shown below, expressed in USD.

Quarter	High (date)	Low (date)
Q1 2008	13.41 (on January 10)	9.54 (on March 17)
Q2 2008	11.29 (on May 30)	8.79 (on June 27)
Q3 2008	10.12 (on August 5)	7.68 (on September 17)
Q4 2008	8.36 (on October 1)	3.01 (on October 24)
Q1 2009	3.89 (on January 8)	2.02 (on March 5)
Q2 2009	5.60 (on June 2)	2.97 (on April 1)
Q3 2009	7.22 (on September 29)	4.65 (on July 10)
Q4 2009	8.36 (on October 14)	4.87 (on December 21)

        The high and low market prices of the Bank's ADRs on the New York Stock Exchange for the quarter following the most recent financial year are shown below, expressed in USD.

Quarter	High (date)	Low (date)
Q1 2010	5.84 (on January 8)	3.42 (on February 8)

        The monthly high and low market prices of the Bank's ADRs on the New York Stock Exchange for the six most recent months are shown below, expressed in USD.

Month	High (date)	Low (date)
December 2009	6.65 (on December 2)	4.87 (on December 21)
January 2010	5.84 (on January 8)	4.25 (on January 28)
February 2010	4.46 (on February 1)	3.42 (on February 8)
March 2010	4.45 (on March 16)	3.95 (on March 1)
April 2010	4.13 (on April 5)	2.60 (on April 27)
May 2010	3.20 (on May 3)	2.38 (on May 26)

        Other than the suspension of trading of shares on the ATHEX and of ADRs on the New York Stock Exchange, in anticipation of the announcement of the acquisition of Finansbank, there have been no trading suspensions with respect to the Bank's shares on the ATHEX during the past three years ending December 31, 2007, 2008 and 2009, nor have there been any trading suspensions with respect to the Bank's ADRs on the New York Stock Exchange since the Bank's listing thereon in October 1999.

B.    Plan of Distribution

        Not applicable.

C.    Markets

        The Bank's shares are listed on the ATHEX. In addition, the Bank's Global Depositary Receipts are listed on the London Stock Exchange and its ADRs and preference shares are listed on the New York Stock Exchange.

The Athens Exchange ("ATHEX")

        The ATHEX formerly known as the Athens Stock Exchange, was established in 1876. Since 1995, the ATHEX has progressively been privatized, and its privatization is now complete. On May 31, 2001, the ATHEX was upgraded by the Morgan Stanley Composite Index from emerging to developed markets status. The first edition of the Athens Exchange Regulation (the "ATHEX Regulation") was issued following authorization by Greek Law 3152/2003, and came into force on June 16, 2004. Under

Greek Law 3606/2007, which transposed into Greek law the Markets in Financial Instruments Directive (the "MiFID Law" and the "MiFID", respectively) a revised ATHEX Regulation was issued and came into force on July 22, 2008. The currently applicable Codified ATHEX Regulation is the third edition of the revised ATHEX Regulation (the latest amendment being effective as of March 16, 2009) and governs the relationships between the ATHEX and its Members, the companies that have listed securities for trading or have submitted an application for the listing of their securities on the ATHEX, as well as any other legal or physical entity towards which the ATHEX Regulation introduces rights and obligations.

        Today, the ATHEX operates two regulated markets: the Securities Market and the Derivatives Market (which includes the Repo Market). The securities of companies listed on the Securities Market are classified into one of the following seven categories: (a) the Large Cap Category, (b) the Small and Medium Cap Category, (c) the Exchange Traded Funds Category, (d) the Low Dispersion, Low Liquidity & Special Features Category, (e) the Under Surveillance Category, (f) the Synthetic Financial Instruments Category and (g) the Fixed Income Securities Category. When securities, other than units in listed mutual funds, debts securities and synthetic financial instrument, are listed for the first time on the Securities Market of the ATHEX they will fall within one of the first two categories. Finally, a new non-regulated market, the Alternative Market or "EN.A.", has been established by virtue of article 29 of Greek Law 3556/2007 and HCMC Decision 4/443/2007. Pursuant to the entry into force of the MiFID Law and HCMC Decision No 2/477/1.7.2008, which governs the requirements of an operation license for a multilateral trading facility EN.A is operated by the ATHEX in accordance with HCMC Decision No 2/505/2009. EN.A. is a multilateral trading facility within the meaning of the Markets in Financial Instruments Directive ("MiFID") and therefore, the obligatory provisions that apply in regulated markets and impose strict admission and on-going requirements are not applicable. EN.A is supervised by the HCMC.

        HELEX owns 100% of the ATHEX and the majority of the share capital of the Thessaloniki Stock Exchange Centre S.A., which was established in order to facilitate the listing of companies operating in the north of Greece, trading through the ATHEX trading system by investors in the north of Greece and the collaboration with securities and exchange commissions of northern SEE in order to promote bilateral and multilateral cooperation.

        The Greek capital markets, in general, and the ATHEX in particular, are currently regulated by a series of laws enacted by the Greek Parliament, decisions and regulations issued by the Board of Directors of the HCMC, the ATHEX Regulation and decisions issued by the Board of Directors of the ATHEX.

        In 2009, the average daily trading value on the ATHEX was approximately EUR 204 million, compared to EUR 316 million in 2008, which represents a decrease of 35%. From January 1, 2009 to May 31, 2010, the average daily value traded on the ATHEX was EUR 202.6 million. On May 31, 2010, 288 companies had shares listed on the Cash Market of the ATHEX. On May 31, 2010, the total market capitalization of the ATHEX was EUR 60.5 billion, the top 25 companies accounted for 69.2% of the total market capitalization, and the Bank's market capitalization was EUR 6.09 billion, or 10.2%, of the total.

Membership of the ATHEX

        Membership is required for investment services firms ("ISF") and for credit institutions in order to effect transactions on the ATHEX. Membership is subject to approval by the Board of Directors of the ATHEX, while licensing, where required, is approved by the HCMC (or the Bank of Greece, in the case of a credit institution). In addition, ISFs must appoint at least one official representative, authorized to conduct transactions on the ATHEX. The representatives must fulfill certain qualifications required by law and pass an examination administered by the HCMC. For companies established in Greece, the minimum capitalization requirement in order to obtain a license to operate an ISF and qualify as an ATHEX member is at least EUR 1.0 million or EUR 3.0 million if engaging in underwriting, placement of securities with a subscription undertaking, proprietary trading or in the operation of a multilateral trading facility.

        Members of the ATHEX may engage in transactions through the Automated Exchange Trading System ("OASIS"), an electronic trading system, on behalf of their customers or on their own behalf. Pursuant to the MiFID and the MiFID Law, investment services may be provided in Greece by ISFs established in Greece that have received an appropriate operating license from the HCMC, as well as by EU ISFs benefiting from a European passport in accordance with the MiFID and the MiFID Law in which case no further licensing in Greece is required or by ISFs established outside the EU maintaining a permanent establishment (branch) in Greece. Principal investment services within the scope of the MiFID include the receipt and transfer of orders from investors to effect stock exchange transactions, the execution of such orders, the trading for the ISFs own behalf and the underwriting and the provision of advice. ISFs licensed pursuant to the MiFID Law to provide exclusively the services of reception and transmission of orders, consulting and portfolio management, without holding, in any case, funds or securities of their customers, must have a minimum share capital of EUR 300,000. Pursuant to the ATHEX Regulation, ISFs established in the EU or the European Economic Area may become remote members of the ATHEX and are therefore not required to be permanently established in Greece. Nevertheless, they would need to appoint a local custodian, acting in their name and on their behalf, to clear and settle stock exchange transactions and any other actions in relation to which they would be otherwise required to perform by being physically present in Greece. Such appointment is not necessary if the remote member has established a direct connection with the Greek Dematerialized Securities System. In the latter case, the remote members would need to appoint a representative and agent for the service of process in Athens.
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

Trading on the ATHEX

        The trading of shares on the Securities Market of the ATHEX is conducted through the remote placing of the orders into OASIS from the ATHEX member offices. Trading on the ATHEX takes place every week from Monday to Friday, except for public holidays. In general, the daily trading session is as follows according to Decision 22 of the Board of Directors of the ATHEX: for the Large

Cap Category pre-trading session from 10:15 to between 10:29 and 10:30, continuous trading from 10:30 to 17:00 and at the closing session from 17:04 to 17:20. For the Medium Cap Category and Small Cap Category, the action session is from 10:15 to between 10:28 and 10:30, the pre-trading session is from 10:30 to 12:00 and continuous trading is from 12:00 to 17:00 and then from 17:00 to 17:20. The ATHEX Regulation and the Decision 22/2008 of the Board of Directors of the ATHEX, as amended, contains detailed provisions regarding the trading of shares and other securities listed on the different categories of the Securities Market of the ATHEX.

        In principle, all share prices of shares classified under the Large Cap Category are eligible for maximum +/-30% fluctuations from the "opening price" (as the latter is defined in the ATHEX Regulation and Decision 22/2008 of the Board of Directors of the ATHEX, as amended). The rights on shares of this category fluctuate freely. All market prices of shares classified under the Small and Medium Cap the Low Dispersion, Low Liquidity & Special Features and the Under Surveillance Category are eligible for escalated fluctuation, starting from +/-10% from the "opening price" (as the latter is defined in the ATHEX Regulation and the Decision 22/2008 of the Board of Directors of the ATHEX, as amended). Rights on shares of these categories also fluctuate freely. However, if the market price of a share classified under these two categories remains at the best bid offer (i.e. if all incoming purchase orders are at the upper limit or the sale orders are at the lower limit) for 15 minutes, then the daily fluctuation limit is extended to +/-20%. Further, securities that are newly listed on the ATHEX (unless already listed on another stock exchange where specific fluctuation limits are applicable), as well as re-traded securities, previously being under suspension for a period exceeding three months, are allowed to fluctuate freely during the first three sessions of their listing. Finally, securities classified under the Fixed Income Securities Category are allowed to fluctuate freely while units traded in the Exchange Traded Funds Category are allowed to fluctuate up to +/-30% from the "opening price" (as the latter is defined in the ATHEX regulation, as currently applicable, and the Decision 22/2008 of the Board of Directors of the ATHEX, as amended). Moreover, pursuant to the ATHEX Regulation, the ATHEX introduced volatility interrupters to check abrupt share price changes in the Large Cap and Exchange Traded Funds Categories. In general, volatility interrupters allow for the automated cessation of trading of a share and the carrying out of a call auction when: (i) the share price changes 10% or more from the opening price; and (ii) the transaction to be carried out represents a large variation (i.e., approximately 2% change) compared with the previous one. After the temporary cessation of trading, a call auction is carried out to determine the "effective" price for the share. The particular process and details for the implementation of the volatility interrupters are specifically set forth in the Decision 22/2008 of the Board of Directors of the ATHEX, as amended.

        Simple block trades of shares, that is pre-agreed trades, with an "average daily turnover" (as defined in the ATHEX Regulation):

  (a)
  lower than EUR 25,000,000, the minimum value of the trade may not be less than EUR 250,000;

  (b)
  equal to or in excess of EUR 25,000,000 and lower than EUR 50,000,000, the minimum value of the trade may not be less than EUR 400,000; and

  (c)
  equal to or in excess of EUR 50,000,000, the minimum value of the trade may not be less than EUR 500,000.

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

        OTC transactions are now free in the context of the MiFID rules. Transactions may be settled free of payment or delivery versus payment and a fee of 0.04% on the transfer value applies for both parties.

Foreign Investment

        There are no exchange controls in Greece that would restrict the payment of dividends or other capital distributions to a holder of ordinary shares outside Greece or that would affect the right of a non-Greek holder of ordinary shares to dispose of his or her ordinary shares and receive the proceeds of such disposal outside Greece.

The Derivatives Market of ATHEX

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

        The Derivatives Market posted an increase in the volume of transactions in 2009. The 2009 average daily number of contracts amounted to 43,616, an increase of 9.2% compared to an average volume of 39,930 contracts in 2008.

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

B.    Memorandum and Articles of Association

        Our Articles of Association (and English translation thereof), as amended on February 2010, are included as Exhibit 1 to this Annual Report.

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

  iv.
  transferable securities,

  v.
  financial instruments regulated by the provisions of Article 5 of Law 3606/2007;

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

  (s)
  Activities further to the above, regulated by the provisions of Article 4 of Law 3606/2007, as amended;

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

  It should be noted that, as per article 4, par. 2 item xlix of the Bank's Articles, by EGM resolution of January 22, 2009 the Bank's share capital increased by EUR 350,000,000 through the issue of 70,000,000 preference shares of a par value of EUR 5 each, in accordance with the provisions of law 3723/2008 on the support of liquidity in the Greek economy in response to the impact of the international financial crisis.

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

  (d)
  The PS representative's right to exercise a veto over any decision to be taken by the Board regarding dividend distribution and benefits policy for the Bank's Chairman, Chief Executive Officer and remaining Board Members, as well as General Managers and substitutes thereof. Such a veto is to be exercised, by resolution of the Minister and Finance or if the PS representative deems that such a Board decision may jeopardize depositors' interests or materially affect the Bank's solvency and effective operation.

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

  Furthermore, it is noted that under article 28 of Law 3756/2009, in the context of the application of the provisions of article 1, paragraph 3 of Law 3723/2008, dividends payouts for the year 2009 will be limited to the distribution of shares. Such shares may not be derived from a buy-back of the Bank's own shares. The above limitation does not apply to the return of the preference shares that have been issued by credit institutions (including the Bank) to investors abroad.

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

3.
(a)
For a description of the dividend rights attaching to the Bank's shares, see Item 8.A, "Consolidated Statements and Other Financial Information—Policy on Dividend Distribution". Once approved at a General Meeting of Shareholders, dividends must be paid to shareholders within two months of the date on which the Bank's annual financial statements were approved. Dividends are forfeited to the Hellenic Republic if they are not claimed by shareholders within five years following December 31 of the year in which they were declared.

(b)
Under Article 8 of the Bank's Articles, all of the Bank's shareholders have the right to participate in General Meetings of Shareholders, and the number of each shareholder's votes at such meetings shall be equal to the number of his or her shares because each of the Bank's shares entitles its holder to one vote.

    Pursuant to Article 19 of the Bank's Articles, subject to Article 18 paragraph 3, the Bank's Directors are elected by the General Meeting of Shareholders, with each Director elected for a term that cannot exceed three years. The Directors' term of office shall end at the AGM of the year in which such term expires. The Directors can be re-elected indefinitely. There is no provision in the Bank's Articles with respect to cumulative voting.

  (c)
  Rights of the Bank's shareholders to share in the Bank's profits are defined by the Bank's dividend policy. See paragraph 3(a) above.

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

4.
Decisions with respect to which the rights of the Bank's shareholders may be changed are voted upon by the Bank's shareholders at the General Meeting of Shareholders, in accordance with the provisions of Article 15(2) of the Bank's Articles. These rights include decisions with respect to increases in the shareholders' obligations, increases in the Bank's share capital not provided for by the Articles of Association, as per paragraphs 1 and 2 of Article 13 of the Companies Act, as amended, unless imposed by law or based on capitalization of reserves, decreases in the Bank's share capital, unless carried out in accordance with par. 6 of Article 16 of the Companies Act, changes in the method of distribution of the Bank's profits and merger or dissolution of the Bank. The requisite quorum for such decisions is satisfied when shareholders owning two-thirds of the Bank's paid-up share capital are present or represented. Decisions on such issues are reached by a two-thirds majority of the votes represented at the General Meeting of Shareholders, pursuant to Article 16(2). These conditions are not more significant than those required by Greek law.

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

  Pursuant to Article 12(3) of the Bank's Articles, shareholders that have not complied with the provisions above, may take part in and vote at a General Meeting of Shareholders only upon permission of such General Meeting of Shareholders.

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

C.    Material Contracts

        NBG and its subsidiaries are party to various contracts in the ordinary course of business. For the years ended December 31, 2008 and 2009, there have been no material contracts entered into outside the ordinary course of business apart from the following.

        In March 2007, the Bank entered into an agreement (the "IFC Agreement") with the IFC whereby the IFC purchased 5% of the ordinary shares of Finansbank (the "IFC Shares") from the Bank at the date of the agreement. The agreed purchase price for the IFC Shares was US$259.2 million in cash. The agreement included an option for IFC to sell its shares back to NBG (the "put option") and another option for NBG to buy the shares from IFC (the "call option"). Furthermore, IFC can only sell those shares to a third party with a written consent from NBG.

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

Dividends

        Under current Greek tax law, dividend payments to U.S. Holders of shares and preference shares are subject to 10% withholding tax, however especially for dividends payable under the preference shares issued by the Bank to a U.S. Holder a gross up clause applies and payments are grossed up for the corresponding amount of tax.

        The taxation of ADRs listed on New York Stock Exchange held by a U.S. Holder falls outside the scope of Greek tax law, therefore there are no tax consequences in Greece for the U.S. Holder, unless a surrendering of the ADRs in exchange for the preference shares occurs. However it should be mentioned that to the extent that the dividends paid in respect of the underlying common shares have been subject to 10% withholding tax, the return on the ADRs received by a U.S. Holder may be impacted from such withholding. The gross amount of any distributions paid by the Bank to a U.S. Holder that are actually or constructively received by the U.S. Holder will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of current or accumulated earnings and profits of the Bank, as determined for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends received deduction allowed to corporations. Subject to the discussion below under this Item 10.E, "Taxation—Passive Foreign Investment Company Status", to the extent that an amount received by a U.S. Holder exceeds the allocable share of the Bank's current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. Holder's tax basis in its shares, preference shares or ADRs and then, to the extent such distribution exceeds such U.S. Holder's tax basis, it will be treated as capital gain.

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

        The gross amount of dividends paid in euros will be included in the income of such U.S. Holder in a U.S. dollar amount calculated by reference to the spot exchange rate in effect on the day the dividends are received by the U.S. Holder (or, in the case of the ADRs, by The Bank of New York Mellon, in its capacity as depositary) regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder will have a basis in any euro distributed equal to their U.S. dollar value on the date they are received by the U.S. Holder (or, in the case of the ADRs, by The Bank of New York Mellon in its capacity as depositary). Any gain or loss recognized upon a subsequent disposition of euros will generally be ordinary income or loss. If euros are converted into U.S. dollars on the date of the receipt, the U.S. Holder should not be required to recognize any foreign currency gain or loss in respect of the receipt of euros as dividends. Dividends will be treated as foreign source income for U.S. foreign tax credit limitation purposes. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. Income received with respect to shares, preference shares or ADRs generally will constitute "passive category income" or "general category income". The amount of the qualified dividend income paid by the Bank to a U.S. Holder that is subject to the reduced dividend income tax rate that is taken into account for purposes of calculating the U.S. Holder's U.S. foreign tax credit limitation must be reduced by the "rate differential portion" of such dividend. The rules relating to foreign tax credits and the timing thereof are complex. U.S. Holders should consult their tax advisors regarding the availability of foreign tax credits under their particular circumstances.

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

        Although the matter is not free from doubt, if the preference shares or the underlying ADRs are redeemed or mandatorily repurchased by the Bank, a portion of the redemption amount equal to the liquidation preference reduction amount may be characterized for U.S. federal income tax purposes as attributable to declared but otherwise unpaid dividends. In such an event, it is possible that U.S. Holders will recognize in a redemption or mandatory repurchase additional dividend income equal to the liquidation preference reduction amount, and a capital loss of the same amount. Under current law, any redemption or repurchase proceeds characterized as dividends for U.S. federal income tax purposes would be eligible for taxation at the reduced income tax rates available for qualified dividend income as discussed above under Item 10.E, "Taxation—Dividends".

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

        If a U.S. Holder receives any foreign currency on the sale, exchange or disposition of shares or preference shares, such U.S. Holder generally will realize an amount equal to the U.S. dollar value of such foreign currency on the settlement date of such sale, exchange or disposition if (i) such U.S. Holder is a cash basis or electing accrual basis taxpayer and the shares are treated as being "traded on an established securities market" or (ii) such settlement date is also the date of such sale, exchange or disposition. If the foreign currency so received is converted to U.S. dollars on the settlement date, such U.S. Holder should not recognize foreign currency gain or loss on such conversion. If the foreign currency so received is not converted into U.S. dollars on the settlement date, such U.S. Holder will have a basis in such foreign currency equal to its U.S. dollar value on the settlement date. Any gain or loss on a subsequent conversion or other disposition of such foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for U.S. foreign tax purposes. Each U.S. Holder should consult their tax advisor regarding the U.S. federal income tax consequences of receiving foreign currency from the sale, exchange or other disposition of shares or preference shares.

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

Passive Foreign Investment Company Status

        The foregoing discussion of dividends and capital gains assumes that the Bank is not a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes. Based upon (i) U.S. Treasury Regulations (the "Regulations") and (ii) the regulatory status of the Bank under local laws, its banking activities performed in the ordinary course of business (including lending, accepting deposits and depositing money in other banks), the proportion of its income derived from activities that are "bona fide" banking activities for U.S. federal income tax purposes and its securities activities performed in the ordinary course of business (including selling debt instruments to customers in a dealer capacity), the Bank believes that it was not a PFIC for 2009 (the latest period for which the determination can be made) and, based further on its present regulatory status under local laws, the present nature of its activities, and the present composition of its assets and sources of income, the Bank does not expect to be a PFIC for the current year or for any future years. However, because PFIC status is a factual determination made annually and because there are uncertainties in the application of the relevant rules, there can be no assurances that the Bank will not be considered to be a PFIC for any particular year.

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

F.     Dividends and Paying Agents

        Not applicable.

G.    Statements by Experts

        Not applicable.

H.    Documents on Display

        NBG is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), applicable to foreign private issuers. In accordance with these requirements, NBG files reports and other information with the Securities and Exchange Commission. These materials may be obtained, upon written request, from The Bank of New York Mellon, as depositary, at its Corporate Trust Office located at 101 Barclay Street, New York, New York 10286. Such reports and other information can be inspected without charge and copied at prescribed rates at the public reference facility maintained by the SEC at 100 F Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 233 Broadway, New York, New York 10279 and the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material and any part thereof will also be available by mail from the Public Reference Section of the SEC, at 100 F Street, N.W., Washington, D.C. 20549, at prescribed rates. Also, certain reports and other information concerning NBG will be available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

I.     Subsidiary Information

        Not applicable.

J.     Relationship with the Hellenic Republic

Hellenic Republic as Shareholder

        The Hellenic Republic directly holds 0.49% of the Bank's ordinary shares acquired from the exercise of its preemptive right to subscribe for new ordinary shares that were not subscribed by holders of rights pursuant to the rights issue undertaken by the Bank in July 2009. See Item 3.D, "Risk Factors—Risks Relating to Our Business". Furthermore, certain state-related entities, primarily pension funds (most of whose boards of directors are appointed by the Hellenic Republic) may exercise indirect influence on the Bank. As at June 9, 2010, domestic pension funds owned approximately 16.5% of our share capital and other domestic public sector related legal entities and the Church of Greece owned approximately 7.5%. See Item 3.D, "Risk Factors—Risks Relating to Our Business—The Hellenic Republic and state-related entities may have an important influence on the Bank".

        Following implementation of the preference share facility of the Hellenic Republic bank support plan, the Hellenic Republic currently owns all of the 70 million non-transferable redeemable preference shares issued under this facility. See also Item 7.A, "Major Shareholders—State interests". These preference shares carry voting rights at the general meeting of preferred shareholders. The Hellenic Republic has also appointed a representative to the Bank's Board of Directors who has veto power relating to corporate decisions both at the Board level and at the General Meeting on matters pertaining to Director and senior management compensation and dividend policy. See Item 6.E, "Share Ownership". The government-appointed director may only utilize his veto power following a decision of the Minister of Finance or if he considers that the relevant corporate decisions may jeopardize the interests of depositors or materially affect the solvency and orderly operation of the participating bank. The Bank originally was required to convert these preference shares into ordinary shares or another class of shares five years after issuance, if redemption of the preference shares by the Bank would cause its Tier I capital to fall below the minimum levels set by the Bank of Greece. On May 3, 2010, the Greek Parliament passed Law which rendered such preference shares not mandatorily redeemable. If not redeemed after five years following their issuance, the coupon rate will be increased by 2% per annum. For more information on the Hellenic Republic bank support plan, please see Item 4.B, "Business Overview—The Macroeconomic Environment in Greece—The Hellenic Republic's economic crisis".

        Following its implementation, the FSF will have certain powers over credit institutions receiving capital from the FSF to be exercised following consultation with the Bank of Greece and will have on its Board appointees by the Bank of Greece and the Greek State with one observer to be nominated by the ECB and the EC. In addition, any shares remaining in the FSF at the time it ceases its activities will be transferred to the Greek State. See "The Macroeconomic Environment in Greece: The Hellenic Republic's Bank Support Plan".

Hellenic Republic as Customer

        The Hellenic Republic, including state-related entities, is a large customer of the Bank in terms of loans and deposits. At December 31, 2009, approximately 15.0% of the Bank's outstanding gross loans were to the Hellenic Republic and state-related entities, and approximately 2.9% of the Bank's deposits were from the Hellenic Republic and state-related entities. The commercial relationship between the Bank, the Hellenic Republic and other state-owned enterprises is conducted on a normal "arm's length" basis. The Group's senior management believes that the commercially-oriented strategy currently being implemented will continue for the foreseeable future.

Hellenic Republic as Regulator

        Through various agencies, including the Bank of Greece, the Hellenic Republic is also the regulator of our business activities. For more information see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece".

ITEM 11    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

        Market risk arises from the uncertainty concerning changes in market prices and rates (including interest rates, equity and bond prices and foreign exchange rates) and their levels of volatility. In recent years, we have expanded our trading activities to include a wide variety of financial products in order to enhance our profitability and our service clientele. These trading activities require us to assume market risk, which we seek to identify, estimate, monitor and manage effectively through a framework of principles, measurement processes and a valid set of limits that apply to all of the Group's transactions. The most significant types of market risk for the Group are interest rate risk, equity risk and foreign exchange risk.

Interest Rate Risk

        Interest rate risk is the risk related to the potential loss to the Group's portfolio due to adverse movements in interest rates. A principal source of interest rate risk exposure arises from our trading and AFS bond portfolios and our interest rate exchange-traded and OTC transactions.

        More specifically, the Bank retains a substantial portfolio of Greek sovereign debt and also holds positions in Greek and international corporate debt. In order to provide a hedge for the fixed interest rate exposure arising from the position in fixed rate Greek government bonds, we enter into future contracts on two, five and ten-year German government bonds. To a lesser extent, the Bank maintains positions in bond and interest rate futures for speculative purposes. Additionally, we are active in the swap market and engage in vanilla and more sophisticated deals for hedging and proprietary purposes. As a means of hedging, we use swaps to convert fixed rate risk into floating rate risk in order to reduce earnings volatility.

        Apart from the Bank, the most significant source of market risk on a Group level is related to Finansbank's portfolio. Of the three types of market risk (interest rate, equity and foreign exchange risk), Finansbank is mostly exposed to interest rate risk. Finansbank has to manage the interest rate risk that derives from the positions it retains in Turkish government bonds, denominated mostly in TL. In addition, Finansbank enters into swap transactions either for hedging purposes, or for proprietary reasons. As a means of hedging, Finansbank enters into swap transactions in order to hedge the interest rate risk of its Eurobond portfolio, which consists of Turkish government bonds denominated in foreign currency.

        Finansbank also obtains liquidity in US dollars which are then converted into Turkish lira through Cross Currency Interest Rate Swaps in order to offer mortgage loans to its clientele. Furthermore, these Cross Currency Interest Rate Swaps act as a hedge to the interest rate risk that derives from Finansbank's loan portfolio.

Equity Risk

        Equity risk is the risk related to the potential loss that might occur due to adverse movements in the prices of stocks and equity indices. The Group holds a portfolio of stocks, the majority of which are traded on the ATHEX, and also retains positions in stock and equity index derivatives traded on Greek and international exchanges. Our cash portfolio comprises of trading (i.e. short-term) and AFS (i.e. long-term) positions. Our portfolio of equity derivatives primarily serves as a mechanism to hedge the equity risk arising from our cash position and from the equity-linked products offered to our clientele. In the same context and to a lesser extent, the Group enters into OTC equity transactions for trading and hedging purposes.

Foreign Exchange Risk

        Foreign exchange risk is the risk related to the potential loss due to adverse movements in foreign exchange rates. The Group's foreign exchange risk derives from the Group's Open Currency Position ("OCP"), which primarily consists of transactions executed by our Treasury Division in foreign currencies (i.e. foreign exchange spot and forward deals). The Group's OCP is split between Trading and Structural OCPs. The Structural OCP contains all of the Group's assets and liabilities in foreign currency (i.e. loans, deposits, etc.) along with the foreign exchange transactions performed by the Treasury Division.

        The Group trades in all major currencies, holding mainly short-term positions for trading purposes and for servicing our institutional, corporate, domestic and international clientele. According to the Group's strategy, at the end of each trading day, the Group's OCP should comply with the limits set by the Treasury and the GRMD.

        Furthermore, the Group actively manages its exposure to Turkish lira arising from its net investment in Finansbank, in order to reduce the volatility in the Group's equity due to the conversion of Finansbank's assets and liabilities from Turkish lira into Euro.

Value-at-Risk ("VaR")

        The Bank estimates the market risk of its trading and AFS portfolios by applying a VaR methodology. In particular, the Bank has adopted the variance-covariance methodology, with a 99% confidence interval and a one-day holding period. The VaR is calculated on a daily basis for the Bank's trading and AFS portfolios, along with the VaR per risk type (interest rate, equity and foreign exchange risk). This approach and the Bank's VaR calculations have been thoroughly examined and approved by the Bank of Greece, as well as by internal auditors and external consultants.

        The Bank has also established a framework of VaR limits in order to control and manage more efficiently the risks to which it is exposed. These limits have been determined by reference to worldwide best practices; they refer not only to specific types of market risk, such as interest rate, foreign exchange and equity risk, but also to the overall market risk of the Bank's trading and AFS portfolios.

        The Bank's VaR model is based on certain theoretical assumptions, which under extreme market conditions might not capture the maximum loss the Bank or the Group will suffer.

        The tables below present the Bank's VaR for 2009 and 2008:

	Total VaR		Interest Rate VaR		Equity VaR		FX VaR
	2009	2008	2009	2008	2009	2008	2009	2008
	(EUR in millions)
Average	16.0	9.8	15.9	8.5	3.3	3.3	1.3	2.7
Max	30.9	19.7	30.2	15.3	5.7	7.7	3.1	15.2
Min	6.4	4.4	6.4	4.0	2.1	1.3	0.6	0.3
Year End	19.9	11.0	20.3	11.0	4.1	2.9	1.6	2.7

        The increase of Total VaR in 2009 is mostly attributed to the increase in the interest rate VaR. In 2009, the Bank expanded its portfolio of Greek government bonds by 32.3%. Additionally, during the first half of the year, the interest rates volatility remained at a high level and only began to decrease in the second half. These factors led to higher VaR estimations for the Bank.

        Apart from the Bank market risk, on a Group level, market risk mainly derives from the positions held in Finansbank's trading and AFS portfolios. In order to monitor and efficiently manage market risk, Finansbank calculates on a daily basis the VaR of both its trading and AFS portfolio and the VaR per risk type (interest rate, equity and foreign exchange risk). These calculations are based on a 99% confidence interval and 1-day holding period. The system used is RiskWatch.

        Finansbank has also established a framework of VaR limits, similar to the one that the Bank has in place.

        The tables below present Finansbank's VaR for 2009 and 2008:

	Total VaR		Interest Rate VaR		Equity VaR		FX VaR
	2009	2008	2009	2008	2009	2008	2009	2008
	(EUR in millions)
Average	6.5	9.2	6.2	9.1	0.1	0.3	0.8	1.1
Max	21.9	21.5	22.5	19.8	0.9	0.7	3.5	6.9
Min	2.3	2.3	2.0	2.4	—	—	—	0.1
Year End	3.7	15.7	3.5	16.4	—	0.1	1.2	2.2

Limitations of our VaR model

        Our VaR model is based on certain theoretical assumptions, which under extreme market conditions might not capture the maximum loss the Bank will suffer. The restrictions of our methodology are summarized as follows:

  •
  The use of volatilities and correlations as predictive measures for the behaviour of risk factors in the future might prove insufficient in periods of intense volatility in financial markets.

  •
  The one-day holding period for VaR calculations (or ten days for regulatory purposes) implies that the Bank will be able to liquidate all its trading assets within this length of time. This assumption might underestimate market risk in periods of insufficient liquidity in financial markets or in cases where certain assets in the Bank's portfolio cannot be easily liquidated.

  •
  VaR refers to the plausible loss on the Bank's portfolio for a 99% confidence interval, not taking into account any losses beyond that level.

  •
  All calculations are based on the Bank's positions at the end of each business day, ignoring the intra-day exposures and any realized losses that might have been incurred.

  •
  VaR estimates rely on small changes in the prices of risk factors. For bigger movements, the methodology would not fully capture the effect on the value of the portfolio.

  •
  Returns on individual risk factors are assumed to follow a normal distribution. If this is not the case, the probability of extreme market movements could be underestimated.

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

        Finansbank also performs backtesting on a daily basis, for the same reasons.

Stress Testing

        The VaR model is based on certain theoretical assumptions, which under extreme market conditions might not capture the maximum loss that the Bank or the Group may suffer.

        To enhance the predictability of our VaR model and minimize the effect of the aforementioned limitations, we perform stress testing on a weekly basis. The aim of stress testing is to evaluate the gains or losses that may occur under extreme market conditions. Stress testing applies on both trading and AFS portfolios and the scenarios used are in compliance with the IMF guidelines and have been approved by our regulatory authorities.

        The scenarios used are shown in the following tables:

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

        Moreover, stress test analysis is also performed by Finansbank on its trading and AFS portfolios, on a monthly basis. The scenarios refer to extreme movements of interest rates and foreign exchange prices and are based on the latest financial crises which have taken place in Turkey.

Emerging Markets Risk

        We operate in Turkey, Bulgaria, Albania, FYROM, Romania, Serbia and Egypt, all of which are considered emerging markets. The most important subsidiary in our market risk analysis is Finansbank in Turkey which also calculates its VaR on a daily basis as described above.

        Other Group subsidiaries do not bear market risk in levels significant to the Group analysis. However, their positions are monitored by the GRMD and the Treasury. UBB is in the last stages of implementing a VaR system, which will be less sophisticated due to the nature of its positions.

Counterparty Risk

        The Group faces counterparty risk from the OTC transactions and the repo agreements in which it is involved. Counterparty risk is the risk arising from an obligor's failure to meet its contractual obligations. For the efficient management of counterparty risk, the Bank has established a framework of counterparty limits. The GRMD is responsible for the setting and monitoring of the limits.

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

        In order to mitigate this type of risk, the Group has executed credit support annexes (ISDA CSA, GMRA, GMSLA) with all its major counterparties. The credit support annexes provide credit protection by setting forth the rules governing the mutual posting of collateral (in cash or bonds) on a daily basis. The level of collateral depends on the market value of each transaction.

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

        The Group seeks to reduce counterparty risk by standardizing relationships with counterparties through ISDA and GMA contracts that respectively include all necessary closeout netting clauses and margining agreements. Additionally, for the most active counterparties in OTC derivatives, credit support annexes have been put in effect so that on the basis of daily valuations, net current exposures are managed through margin accounts where cash collaterals can be reciprocally posted.

        The Group avoids taking positions on derivative contracts where the values of the underlying assets are highly correlated with the credit quality of the counterparty.

Sensitivity Analysis

        We made certain assumptions in calculating fair values for presentation in the U.S. GAAP Financial Statements. These assumptions are stated in Note 37 to the U.S. GAAP Financial Statements and include the notion that assets and liabilities that reprice or mature within a relatively short period of time have a fair value that approximates their carrying amount. However, for the purposes of the sensitivity analysis below, we included assets and liabilities that mature or reprice within a relatively short period of time and calculated the effect on the fair value of all positions. The effect that financial instruments, which reprice frequently or have short periods to maturity, had on the revised fair values was immaterial.

Interest rate sensitivity analysis

        We performed a sensitivity analysis to estimate the potential impact of certain changes in interest rates on the fair value of financial instruments held as at December 31, 2009, which are not included in the VaR model developed by the Bank. The analysis below was performed based on the following assumptions:

Balance sheet items

  •
  All balance sheet items have been revalued assuming both a 0.5% and a 1% (i.e., 50 and 100 basis points) increase in interest rates for 2008 and 2009 and both a 0.5% and a 1% (i.e., 50 and 100 basis points) decrease in interest rates in 2008 and 2009 across the maturity ladder (i.e. "parallel shift of the yield curve"). For 2008 and 2009, TL balance sheet items have been revalued assuming both a 1.0% and a 1.5% (i.e., 100 and 150 basis points) increase in interest rates in 2008 and 2009 and both a 1.0% and 1.5% (i.e., 100 and 150 basis points) decrease in interest rates in 2008 and 2009 across the maturity ladder.

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

	December 31, 2009		Market Value Change		Market Value Change
	Carrying Amount	Fair value	+100bps	-100bps	+50bps	-50bps
	(EUR in thousands)
Assets
Deposits with central bank	2,921,346	2,921,346	(3,305)	3,312	(2,596)	2,598
Securities purchased under agreements to resell	532,111	532,111	(4,859)	3,801	(3,446)	3,270
Interest bearing deposits with banks	3,077,953	3,082,061	(2,601)	1,695	(1,304)	1,206
Held to Maturity securities	99,604	100,182	(5,450)	6,091	(7,961)	9,411
Net loans	73,768,726	74,116,122	(540,540)	540,824	(373,198)	384,428

Total interest rate sensitive assets	80,399,740	80,751,822	(556,755)	555,723	(388,505)	400,913

Liabilities
Total deposits	87,834,411	87,863,737	149,148	(144,412)	97,528	(99,010)
Securities sold under agreements to repurchase	4,485,440	4,485,440	12,562	(10,801)	6,305	(6,271)
Other borrowed funds	310,784	310,377	993	(1,007)	1,485	(1,516)
Long term debt	3,357,054	3,394,889	105,841	(113,779)	65,129	(67,404)

Total interest rate sensitive liabilities	95,987,689	96,054,443	268,544	(269,999)	170,447	(174,201)

Total interest rate balance sheet sensitivity			(825,299)	825,722	(558,952)	575,114

	December 31, 2008		Market Value Change		Market Value Change
	Carrying Amount	Fair value	+100bps	-100bps	+50bps	-50bps
	(EUR in thousands)
Assets
Deposits with central bank	2,882,480	2,882,480	(1,966)	1,972	(541)	543
Securities purchased under agreements to resell	657,070	657,070	(1,740)	1,738	(819)	820
Interest bearing deposits with banks	1,750,516	1,767,466	(5,808)	6,658	(2,578)	2,719
Held to Maturity securities	130,548	132,919	(6,394)	7,159	(9,339)	11,064
Net loans	69,234,418	69,087,589	(1,062,883)	1,256,117	(597,281)	645,603

Total interest rate sensitive assets	74,655,032	74,527,524	(1,078,791)	1,273,644	(610,558)	660,749

Liabilities
Total deposits	80,522,785	80,645,571	106,876	(209,735)	73,440	(82,374)
Securities sold under agreements to repurchase	1,757,153	1,757,153	3,347	(3,350)	1,730	(1,732)
Other borrowed funds	537,315	545,877	635	(541)	985	(773)
Long term debt	4,385,023	4,276,566	52,553	(28,434)	52,453	(27,190)

Total interest rate sensitive liabilities	87,202,276	87,225,167	163,411	(242,060)	128,608	(112,069)

Total interest rate balance sheet sensitivity			(1,242,202)	1,515,704	(739,166)	772,818

        The absolute market value change of our loan portfolio in a 100 basis points parallel shift of the yield curve has decreased from EUR 1,062.9 million (upward shift) and EUR 1,256.1 million (downward shift) in 2008 to EUR 540.5 million (upward shift) and EUR 540.8 million (downward shift) in 2009. On the liabilities side, the absolute market value change of our deposits in a 100 basis points parallel shift of the yield curve increased from EUR 106.8 million (upward shift) in 2008 to EUR 149.1 million in 2009 and decreased from EUR 209.7 million (downward shift) in 2008 to EUR 144.4 million in 2009.

Foreign currency sensitivity analysis

        We deal in several currencies thus a sensitivity analysis has been performed to show the effects that a simultaneous change of all currencies against the euro would have on our financial position.

        The foreign currency exchange sensitivity analysis below was performed based on the following assumptions:

Balance sheet items

  •
  For the fiscal year ended December 31, 2008 and 2009 all balance sheet items have been revalued assuming a 10% increase and a 10% decrease in the value of all currencies other than the euro and those currencies that are denominations of the euro against the euro.

  •
  All other variables, such as interest rates, were held constant.

	December 31, 2008		Market Value Change
	Carrying amount	Fair value	+10%	-10%
	(EUR in thousands)
Assets
Cash and due from banks	1,540,170	1,540,170	46,383	(37,949)
Deposits with central bank	2,882,480	2,882,480	123,152	(100,761)
Securities purchased under agreements to resell	657,070	657,070	10,795	(8,832)
Interest bearing deposits with banks	1,750,516	1,767,466	61,793	(50,558)
Held to Maturity securities	130,548	132,919	—	—
Net loans	69,234,418	69,087,589	1,640,573	(1,342,287)
Accrued interest receivable	1,257,942	1,257,942	45,807	(37,479)

Total foreign exchange sensitive assets	77,453,144	76,325,636	1,928,503	(1,577,866)

Liabilities
Total deposits	80,522,785	80,645,571	(1,997,164)	1,634,043
Securities sold under agreements to repurchase	1,757,153	1,757,153	(20,603)	16,857
Other borrowed funds	537,315	545,877	(26,608)	21,770
Long-term debt	4,385,023	4,276,566	(197,741)	161,788

Total foreign exchange sensitive liabilities	87,202,276	87,225,167	(2,242,116)	1,834,458

Total foreign exchange balance sheet sensitivity			(313,613)	256,592

	December 31, 2009		Market Value Change
	Carrying amount	Fair value	+10%	-10%
	(EUR in thousands)
Assets
Cash and due from banks	1,430,381	1,429,572	45,209	(36,989)
Deposits with central bank	2,921,346	2,921,346	116,695	(95,477)
Securities purchased under agreements to resell	532,111	532,111	13,772	(11,268)
Interest bearing deposits with banks	3,077,953	3,082,061	97,991	(80,174)
Held to Maturity securities	99,604	100,182	—	—
Net loans	73,768,726	74,116,122	1,741,975	(1,425,253)
Accrued interest receivable	1,030,235	1,030,235	30,951	(25,324)

Total foreign exchange sensitive assets	82,860,356	83,211,629	2,046,593	(1,674,485)

Liabilities
Total deposits	87,834,411	87,863,737	(2,043,765)	1,672,172
Securities sold under agreements to repurchase	4,485,440	4,485,440	(2,769)	2,265
Other borrowed funds	310,784	310,377	(31,855)	26,063
Long-term debt	3,357,054	3,394,889	(89,795)	73,469

Total foreign exchange sensitive liabilities	95,987,689	96,054,443	(2,168,184)	1,773,969

Total foreign exchange balance sheet sensitivity			(121,591)	99,484

ITEM 12   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.    Debt Securities

        Not applicable.

B.    Warrants and Rights

        Not applicable.

C.    Other Securities

        Not applicable.

D.    American Depositary Shares (ADSs)

        The Bank of New York Mellon is the depositary of the Bank's preference shares and ordinary shares in the form of ADRs traded in the NYSE. The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. In the case of preference shares, depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$0.15 (or less) per ADS (or portion thereof)	Any cash distribution to ADS registered holders, except for distribution of cash dividends (applicable to ordinary shareholders only)
$0.02 (or less) per ADS (or portion thereof) per calendar year	Depositary Services (applicable to preference shareholders only)
A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs	Distribution of proceeds of sale of securities or rights, which are sold by the depositary, and the net proceeds distributed by the depositary to ADS registered holders
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its nominee or the custodian or its nominee on the making of deposits or withdrawals
Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Fees Incurred in Past Annual Period and Fees to be Paid in the Future

        In January 2010, we received a payment of USD 2.2 million, net of tax, from the depositary as reimbursement for certain fees and expenses, including stock exchange listing, legal counsel's, accountants', printers' and other fees, which we incurred and expect to incur in connection with the maintenance of the ADR facility for our ordinary shares, for the financial years 2009 to (and including) 2013. During that period, the depositary has also agreed to waive annual administration and other fees payable by us in connection with the facility.

PART II

ITEM 13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.    General Effect of the Modifications on the Rights of Security Holders

        By resolution adopted by the second repeat General Meeting of Shareholders on November 3, 2005, the Bank's share capital was increased by EUR 123,585 thousand through the absorption of National Investment Company S.A., in compliance with the provisions of Article 16 of Law 2515/1997, in conjunction with the provisions of Articles 1-5 of Law 2166/1993 and Articles 68, 69-77 of Greek Companies Act 2190/1920 and from capitalization of a part of the Bank's share premium account reserve, which was decided so that the nominal value of the total number of the Bank's shares increased to EUR 4.80, subsequent to the merger by absorption of National Investment Company S.A.

        By resolution adopted by the second repeat General Meeting of Shareholders on February 3, 2006, the share capital was increased by EUR 80,672 thousand through the absorption of National Real Estate, in compliance with the provisions of Article 16 of Law 2515/1997, in conjunction with the provisions of Articles 1-5 of Law 2166/1993 and Articles 68, 69-77 of Greek Companies Act 2190/1920 and from capitalization of a part of the Bank's share premium account reserve, which was decided so that the nominal value of the total number of the Bank's shares increased to EUR 5.00, subsequent to the merger by absorption of National Real Estate. Thus, the Bank's share capital on March 31, 2006 increased to EUR 1,696,347 thousand and was divided into 339,269,412 shares, of a nominal value of EUR 5.00 each.

        On June 1, 2006, the second Repeat General Meeting of the Bank's Shareholders approved the increase in the share capital of the Bank by EUR 678,539 thousand, with payment in cash with pre-emptive rights in favor of existing shareholders, at a ratio of four new to ten old shares. The share capital increase was completed on July 7, 2006. A total of 135,707,764 new common registered shares were issued, of a nominal value of EUR 5.00 and offer price of EUR 22.11, chiefly for the purpose of the implementation of the acquisition of Finansbank.

        On November 29, 2006, the Board of Directors approved the issue of 2,992,620 share options under a stock options program approved by the Repeat General Meeting of Shareholders on June 22, 2005 for the executive members of the Board of Directors, management and staff of the Group. On December 21, 2006, following the completion of the first exercise period for the 15% of the share options that were vested immediately with the approval of the Board, a total of 310,043 shares were issued, of a nominal value of EUR 5.00 and exercise price of EUR 23.80.

        On May 25, 2007, the General Meeting of the Bank's Shareholders approved the increase in the share capital of the Bank by EUR 1,750 thousand through capitalization of profits. A total of 350,000 common registered shares were issued, of a nominal value of EUR 5.00. The newly issued shares were distributed to the personnel of the Bank as bonus shares.

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

        On April 17, 2008, the General Meeting of the Bank's shareholders approved the distribution of dividend of EUR 1.4 per share with May 16, 2008 being the ex-dividend date. On May 15, 2008, the repeat General Meeting of the Bank's Shareholders approved the distribution of the above dividend partly in the form of EUR 0.40 cash dividend and partly in the form of shares, by issuing four new shares for every one hundred shares held as of May 15, 2008. Following this resolution, the Bank issued 19,067,838 new shares with a nominal value of EUR 5.00 per share to existing shareholders without payment. Following the decision of distributing EUR 1.00 as stock dividend, common stock increased by EUR 95,339 thousand and amounted to EUR 2,481,331 thousand divided to 496,266,299 shares with a nominal value of EUR 5.00 each.

        On May 16, 2008, the Board of Directors of the ATHEX approved for trading the 19,067,838 new common shares of the Bank derived from the above mentioned stock dividend with effective date May 23, 2008.

        On May 15, 2008, the second Repeat General Meeting of Shareholders authorized the Board of Directors to increase the share capital of the Bank through the issue of common shares with a pre-emptive right in favor of old shareholders (pursuant to Article 13 of the Companies Act), within a period of three years from the date of this General Meeting of the Bank's Shareholders resolution and up to the amount that corresponds to 50% of the Bank's paid up share capital.

        On May 15, 2008, the second Repeat General Meeting of the Bank's Shareholders approved the Bank's share capital increase for up to EUR 1.5 billion through the issue of redeemable preference shares (pursuant to Article 17b of the Companies Act) with abolition of existing shareholders' pre-emptive right.

        On June 6, 2008, following the resolution of the Annual General Meeting of the Bank's Shareholders held on May 15, 2008, the Bank issued 25 million Non-cumulative Non-voting Redeemable Preference Shares, which were offered in the form of American Depositary Shares in the United States, at a price of US$25 per preference share. The total proceeds of the offering amounted to US$625 million. The annual dividend is set to US$2.25 per Preference Share. The American Depositary Shares are evidenced by American Depositary Receipts and are listed on the New York Stock Exchange.

        On June 26, 2008, the Board of Directors approved the share capital increase by EUR 1,940 thousand through the issue of 387,970 ordinary shares derived from the exercise of stock options under Program B.

        The share capital as of December 31, 2008 amounted to EUR 2,490,771 thousand divided into (a) 496,654,269 ordinary shares of a nominal value of EUR 5.00 each, and (b) 25,000,000 Non-cumulative Non-voting Redeemable Preference Shares, of a par value of EUR 0.30 each.

        On January 22, 2009, the Extraordinary General Meeting of Shareholders approved the share capital increase by EUR 350 million through the issue of 70 million redeemable preference shares of a nominal value of EUR 5.00 each, to be covered by the Greek State, with the cancellation of existing shareholders' pre-emptive rights, pursuant to the provisions of L.3723/2008 on the Hellenic Republic liquidity support plan. These preference shares bear a fixed return of 10% per annum.

        On May 21, 2009 the Board of Directors confirmed the payment in full of the shares issued pursuant to the aforementioned share capital increase amounting to EUR 350 million, with the issue of 70 million redeemable preference shares. The issue was fully subscribed to by the Hellenic Republic, through the transfer by the latter to the Bank of an equivalent amount of Greek government bonds in accordance with L.3723/2008. These bonds have a coupon equal to six-month EURIBOR plus 1.3%.

The preference shares issued by the Bank in favor of the Greek State are not transferable and embody the following privileges:

  (a)
  The right to receive payment of a fixed return, calculated on a 10% basis over the issue price of each preference share which is payable within one month as of the Bank's Annual Shareholders Meeting (i) in priority over the common shares, (ii) in priority over the dividend amounts distributed pursuant to Article 1 par. 3 of Law 3723/2008 and (iii) irrespective of distribution of dividend to other classes of shareholders and provided that, following payment of the said fixed return, the Bank's and Group's capital adequacy ratios, meet the respective capital adequacy requirements set by the Bank of Greece.

    The distribution is subject to availability of distributable funds, in accordance with Article 44a of Law 2190/1920. In case of inadequacy of distributable funds, the Preferred Shareholder is entitled to receive payment of fixed return on the preference shares in priority over the Common Shareholders, up to exhaustion of such distributable funds.

  (b)
  Upon liquidation, the right in liquidation proceeds in priority over all other shareholders.

        The Government in May 2010 issued a law (3844/2010) with the necessary legislative amendments of Law 3723/2008 under which the preference shares are not mandatory redeemable. However, if not redeemed after five years following their issuance, the coupon rate is increased by 2% per annum cumulatively.

        On June 18, 2009, following the Board of Directors' resolution the Bank, in July 2009, increased its ordinary share capital by offering 110,367,615 new ordinary shares of nominal value of EUR 5,00 each and subscription price of EUR 11.30 each through a rights issue. The shares were initially offered to existing ordinary shareholders at a ratio of two new shares for every nine shares held. The total capital raised amounted to EUR 1,247,154. The new shares were listed in the ATHEX on July 30, 2009.

        On December 22, 2009, the Board of Directors of the Bank approved the share capital increase by EUR 98,465 through the issue of 19,693 ordinary shares derived from the exercise of stock options under Programs A and B.

        The Bank's share capital as of December 31, 2009 amounted to EUR 3,392,707.9 thousand divided into (a) 607,041,577 ordinary shares of a nominal value of EUR 5.00 each, (b) 25,000,000 Non-cumulative Non-voting Redeemable Preference Shares, of a par value of EUR 0.30 each, and (c) 70,000,000 redeemable preference shares at a par value of EUR 5.00 each held by the Hellenic Republic in accordance with the Hellenic Republic liquidity support plan (Law 3723/08). See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Plan for the Support of the Liquidity of the Greek Economy" for a detailed description of the current plan.

B.
Not applicable.

C.
Not applicable.

D.
Not applicable.

E.
Not applicable.

ITEM 15    CONTROLS AND PROCEDURES

(a)   Disclosure Controls and Procedures

        As of December 31, 2009, we performed an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer, and Chief Financial Officer and Chief Operating Officer of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon that evaluation, the Chief Executive Officer, and Chief Financial Officer and Chief Operating Officer have concluded that our disclosure controls and procedures are effective in providing reasonable assurance that material financial and non-financial information required to be disclosed in this Annual Report is recorded, processed, summarized and reported in a timely manner and that it is accumulated and communicated to our management, including our Chief Executive Officer, and Chief Financial Officer and Chief Operating Officer, as appropriate, to allow timely decisions regarding required disclosure.

Disclosure and Transparency Committee

        In June 2003, the Bank's Management established the Disclosure and Transparency Committee. The purpose of the committee is to monitor the accuracy and adequacy of the information included in public announcements, and generally, in any kind of publications made by the Bank, especially information submitted to the SEC.

        For information in relation to the composition of the Disclosure and Transparency Committee, see Item 6.A, "Board of Directors and Senior Management—Disclosure and Transparency Committee".

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

        Management assessed the effectiveness of the Group's internal control over financial reporting as of December 31, 2009, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (COSO). Based on that assessment, management concluded that, as of December 31, 2009, the Group's internal control over financial reporting is effective.

        The effectiveness of the Group's internal control over financial reporting as of December 31, 2009, has been audited by Deloitte Hadjipavlou Sofianos & Cambanis S.A., an independent registered public accounting firm as stated in their report which appears herein.

Dated June 30, 2010

/s/ Apostolos Tamvakakis Apostolos Tamvakakis Chief Executive Officer
/s/ Anthimos Thomopoulos Anthimos Thomopoulos Chief Financial Officer and Chief Operating Officer

(c)   Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
National Bank of Greece S.A. and subsidiaries
Athens, Greece

        We have audited the internal control over financial reporting of National Bank of Greece S.A. and subsidiaries (the "Group") as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

        Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Group and have issued our report thereon dated June 30, 2010 (which report expresses an unqualified opinion on those financial statements and includes explanatory paragraphs regarding (a) the translation of Euro amounts into U.S. dollar amounts for the convenience of the readers in the United States in accordance with Note 2 of such consolidated financial statements, (b) the retrospective adjustment of the consolidated financial statements for the adoption of guidance issued by the Financial Accounting Standards Board that addresses the accounting for noncontrolling interests and (c) the restatement of the certain disclosures in Note 37.

/s/ Deloitte.
Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
June 30, 2010

(d)   Changes in Internal Control over Financial Reporting

        During the year ended December 31, 2009, there have been no changes in our internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A    AUDIT COMMITTEE FINANCIAL EXPERT

        On January 28, 2010, the Bank's Board of Directors appointed Mr. Petros Sabatacakis, an independent non-executive member of the Board of Directors, as the Audit Committee Financial Expert to replace Mr. Stefanos Pantzopoulos whose term was to end on the date of the Annual General Meeting of 2010.

        Mr. Sabatakakis is independent, as that term is defined in the New York Stock Exchange's manual for listed companies. Between 1999 and 2004, Mr. Sabatacakis was Chief Risk Manager for Citigroup Inc. During that time, he was responsible for all the financial services of the company's businesses as a member of the Management Committee and a member of the Citicorp Board. All credit, market, and operational risk activities of the Group reported to him. From 1992 to 1997, he was in charge of the financial services subsidiaries of the American International Group, its treasury operations as well as the market and credit risk activities. He was a member of the Executive Committee and a C.V. Starr partner. Prior to that, he was the Head of Global Treasury and Capital Markets at Chemical Bank (now JP Morgan Chase), which he joined in 1973 in Economic Research. Among his positions at Chemical Bank were oversight of the international branches, foreign exchange and securities trading and the management of its funding and investments division. In addition, he had the responsibility for the management of the corporation's overall interest rate risk and investment portfolios. Mr. Sabatacakis, who was born in Greece, earned three degrees from Columbia University: Bachelor of Science, Masters of Business Administration and a Doctor of Philosophy degree in

Economics. He has been the chairman of Plan International and Child Reach (child-sponsor non-profit), a Trustee of Athens College in Greece, and a Director Emeritus of the Gennadius Library.

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

        Furthermore, our Board of Directors approved a Group Code of Ethics (the "Code of Ethics") on November 26, 2006. All Group companies either adopted the Code of Ethics or adjusted any existing ethics code to comply with the Group Code of Ethics. The Code of Ethics was sent to each Group employee in early 2007. It appropriately covers issues relating to employee integrity, professionalism and conflict of interests, ethical behavior, business conduct with third parties and compliance with rules and regulations. A copy of the Group Code of Ethics is available on the Bank's website: www.nbg.gr.

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Deloitte Hadjipavlou Sofianos & Cambanis S.A. has served as our principal independent public accountant for each of the past two years ended December 31, 2008 and 2009. The following table presents the aggregate fees for professional audit services and other services rendered by the Group's principal accounting firm Deloitte Hadjipavlou Sofianos & Cambanis S.A., the other member firms of Deloitte Hadjipavlou Sofianos & Cambanis S.A., and their respective affiliates (collectively, "Deloitte").

	Year ended December 31,
Fees by category	2008	2009
	(EUR in thousands)
Audit fees	8,869	7,783
Audit-related fees	363	402
Tax fees	66	83
All other fees	31	28

Total	9,329	8,296

Audit Fees

        Fees billed for audit services for the years ended December 31, 2008 and 2009 consisted primarily of the audit of the Group's consolidated U.S. GAAP Financial Statements, the audit of statutory and subsidiary financial statements and of services provided for compliance with the Sarbanes-Oxley Act requirements. Additionally, fees billed for audit services for the year ended December 31, 2008 include comfort letter fees for Bank's share capital increase.

Audit-Related Fees

        Fees billed for audit related services for the years ended December 31, 2008 and 2009 consisted primarily of other audit and attest services and system and application control reviews.

Tax Fees

        Fees billed for tax services for the years ended December 31, 2008 and 2009 consisted primarily of tax compliance, advisory, and planning services and preparation of tax returns.

Other Fees

        In 2008 and 2009, other audit fees related to various advisory services.

        The Audit Committee has implemented a policy as of May 6, 2003 to approve, on a case-by-case basis, all audit related services, tax services, and other services in accordance with the rules and regulations concerning auditor independence promulgated by the SEC to implement the Sarbanes-Oxley Act of 2002. Following its decision on January 30, 2006, the Audit Committee has adopted pre-approval guidelines for all allowable non-audit services to be offered by the Group's statutory auditors for which the fee is not higher than the equivalent of EUR 20,000, as well as for services to NBG Private Equity Ltd regarding the performance of standard agreed upon procedures to audit the exit calculations of Fund investments. These services may be approved by the Chief Financial Officer and the Audit Committee's approval is obtained at the next Audit Committee meeting. All other allowable audit and non-audit services to be offered by the Group's statutory auditors are approved, on a case-by-case basis, in accordance with the rules and regulations concerning auditor independence promulgated by the SEC to implement the Sarbanes-Oxley Act of 2002.

        All "Audit fees", "Audit related fees" and "Tax fees" for 2008 and 2009 were specifically approved by the Audit Committee.

ITEM 16D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        On May 17, 2005, the General Meeting of Shareholders renewed the share buy-back program that had expired with a new effective date of June 1, 2005, and expiration date of May 31, 2006 at a price per share ranging from a minimum of EUR 4.50 to a maximum of EUR 37.00.

        On April 27, 2006, the General Meeting of Shareholders approved a share buy-back program in accordance with article 16 par. 5 et seq. of Greek Companies Act 2190/1920, which permitted the Bank to purchase up to 10% of the aggregate amount of the shares of the Bank with a minimum purchase price of EUR 5.00 and a maximum of EUR 60.00 per share for the time period between May 2, 2006 and April 27, 2007.

        On May 25, 2007, the General Meeting of Shareholders approved a share buy-back program in accordance with article 16 par. 5 et seq. of Greek Companies Act 2190/1920, which permitted the Bank to purchase up to 10% of the aggregate amount of the shares of the Bank with a minimum purchase price of EUR 5.00 and a maximum of EUR 60.00 per share for the time period between June 1, 2007 and May 24, 2008.

        On February 5, 2008, the Board of Directors approved the purchase of up to 20,000,000 of its own shares at a minimum price of EUR 5.00 per share and a maximum price of EUR 60.00 per share, for the period from February 8, 2008 to May 24, 2008.

        On April 17, 2008, the General Meeting of Shareholders approved a share buy-back program in accordance with article 16 par. 5 et seq. of Greek Companies Act 2190/1920, which permits the Bank to purchase up to 10% of the aggregate amount of shares of the Bank with a minimum purchase price of EUR 5.00 and a maximum of EUR 60.00 per share for the time period between May 25, 2008 through May 24, 2009.

        During 2008, the Bank purchased 5,954,004 shares at an average price of EUR 20.77 and did not sell any shares. As at December 31, 2008, the Bank held 6,456,504 of its own shares. All purchases and disposals were made in market transactions effected on the ATHEX. No purchases were made other than in accordance with our buy-back program.

        Due to its participation in the Hellenic Republic liquidity support plan (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Plan for the support of the liquidity of the Greek economy") the Bank has not purchased any of its own shares from January 1, 2009 to the date of this Annual Report. Out of the 6,456,504 treasury shares held on January 1, 2009, representing 1.3% of the paid-up share capital, on April 15, 2009 the Bank disposed of 5,954,000 of its own shares at a price of EUR 13.50 per share and the remaining were disposed of on September 15, 2009 at a price of EUR 21.40 per share. The proceeds from this sale have been used to strengthen the Bank's capital base.

ITEM 16F    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G    CORPORATE GOVERNANCE

        NBG Corporate Governance Practices follow the Requirements imposed by the laws and regulations of the Hellenic Republic. Striving to raise corporate governance standards to global best practice, NBG has adopted Corporate Governance Guidelines which are currently very close to NYSE listing standards and which the Board is in the process of implementing fully. The Guidelines are currently under review, following recent changes in board composition and the separation of the roles of the chairman and chief executive officer.

        In terms of actual practice, the most significant differences that still remain between the Bank's Corporate Governance practices and those followed by U.S. based companies under the NYSE listing standards are currently the following:

        The NBG Board has established a Corporate Governance and Nomination Committee. All of its four members are non-executive but only two are independent according to NYSE listing standards. The Human Resources and Remuneration committee is composed of non- management directors but only a majority are independent, non-management directors".

PART III

ITEM 17    FINANCIAL STATEMENTS

        Please see Item 18 "Financial Statements".

ITEM 18    FINANCIAL STATEMENTS

        See our consolidated financial statements and the notes thereto beginning on page F-1, which we incorporate herein by reference.

ITEM 19    EXHIBITS

Exhibit Number	Description of Exhibits
1	An English translation of the Articles of Association of the Bank, as amended with effect from February 2010.
8	Subsidiaries of the Bank.
12.1	Certification of the Chief Executive Officer and the Chief Financial Officer and Chief Operating Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
13.1
Certification of the Chief Executive Officer and the Chief Financial Officer and Chief Operating Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for this filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NATIONAL BANK OF GREECE S.A. (Registrant)
By:	/s/ APOSTOLOS TAMVAKAKIS Apostolos Tamvakakis Chief Executive Officer

Date: June 30, 2010

National Bank of Greece S.A.
and Subsidiaries

Consolidated Financial Statements as of
December 31, 2008 and 2009 and for the
years ended December 31, 2007, 2008 and
2009 and Report of Independent Registered
Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
National Bank of Greece S.A. and subsidiaries
Athens, Greece

        We have audited the accompanying consolidated balance sheets of National Bank of Greece S.A. and subsidiaries (the "Group") as of December 31, 2009 and 2008, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of National Bank of Greece S.A. and subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

        Our audits also comprehended the translation of the Euro amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are preserved solely for the convenience of readers in the United States.

        As discussed in Note 3 to the consolidated financial statements, the accompanying consolidated financial statements have been retrospectively adjusted for the adoption of guidance issued by the Financial Accounting Standards Board that addresses the accounting for noncontrolling interests.

        As discussed in the respective note to the consolidated financial statements, certain disclosures in Note 37 have been restated.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 30, 2010, expressed an unqualified opinion on the Group's internal control over financial reporting.

/s/ Deloitte.
Hadjipavlou Sofianos & Cambanis S.A.
Athens, Greece
June 30, 2010

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2008 (as restated*)	2009	2009
		(EUR in thousands)	(EUR in thousands)	(USD in thousands)
				(Note 2)
ASSETS
Cash and due from banks	5	1,540,170	1,430,381	1,754,423
Deposits with Central Bank	6	2,882,480	2,921,346	3,583,155
Securities purchased under agreements to resell	7	657,070	532,111	652,657
Interest bearing deposits with banks	8	1,750,516	3,077,953	3,775,240
Money market investments	9	241,257	1,239,867	1,520,749
Trading assets (includes EUR 287,072 thousand and EUR 1,762,765 thousand in 2008 and 2009 respectively, pledged as collateral)	10	2,056,589	3,167,740	3,885,367
Derivative assets	11	1,554,340	1,871,261	2,295,181
Available-for-sale securities, at fair value (includes EUR 5,988,990 thousand and EUR 3,890,964 thousand in 2008 and 2009 respectively, pledged as collateral)	12	12,250,841	15,740,696	19,306,631
Held to maturity securities		130,548	99,604	122,169
Equity method investments	13	56,988	25,327	31,065
Loans (includes EUR 1,217,420 thousand in 2008 and EUR 846,588 thousand in 2009 measured at fair value)	14	70,467,044	75,833,904	93,013,497
Less: Allowance for loan losses		(1,232,626)	(2,065,178)	(2,533,028)

Net loans		69,234,418	73,768,726	90,480,469

Goodwill	15	3,402,969	3,406,247	4,177,906
Software and other intangibles	15	432,134	439,136	538,619
Premises and equipment, net	16	1,090,802	1,194,702	1,465,353
Accrued interest receivable		1,257,942	1,030,235	1,263,627
Other assets	17	3,238,957	3,238,826	3,972,557
Assets classified as held for sale	18	71,154	—	—

TOTAL ASSETS		101,849,175	113,184,158	138,825,168

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

		As of December 31,
	Note	2008 (as restated*)	2009	2009
		(EUR in thousands)	(EUR in thousands)	(USD in thousands)
				(Note 2)
LIABILITIES AND EQUITY
Interest bearing deposits (includes EUR 2,788,892 thousand in 2008 and EUR 808,669 thousand in 2009 measured at fair value)	20	75,437,998	82,135,849	100,743,100
Non-interest bearing deposits	20	5,084,787	5,698,562	6,989,528

Total deposits	20	80,522,785	87,834,411	107,732,628
Securities sold under agreements to repurchase	21	1,757,153	4,485,440	5,501,583
Derivative liabilities	11	1,567,815	1,330,013	1,631,317
Other borrowed funds	22	537,315	310,784	381,190
Accounts payable, accrued expenses and other liabilities	23	4,052,852	4,178,990	5,125,709
Insurance reserves	24	2,032,757	2,321,373	2,847,262
Long-term debt (includes EUR 155,263 thousand in 2008 and EUR 1,489,784 in 2009 measured at fair value)	25	4,385,023	3,357,054	4,117,569
Liabilities classified as held- for-sale	18	6,322	—	—

Total liabilities		94,862,022	103,818,065	127,337,258

Redeemable non-controlling interest—Temporary equity	34	256,208	254,499	312,154
PERMANENT EQUITY:
NBG shareholders' equity
Preferred stock, par value of EUR 0.30 and EUR 5.00 (shares authorized, issued and outstanding: 25,000,000 and 70,000,000 respectively)		7,500	357,500	438,489
Common stock, par value of EUR 5.00 (shares authorized, issued and outstanding: 496,654,269 and 607,041,577 at 2008 and 2009 respectively)		2,483,271	3,035,208	3,722,811
Additional paid-in capital	33	3,267,770	3,878,079	4,756,629
Accumulated surplus		2,015,971	2,523,833	3,095,588
Accumulated other comprehensive income/(loss)	41	(1,696,839)	(1,517,127)	(1,860,821)
Treasury stock, at cost (6,456,504 and 337,350 shares at 2008 and 2009 respectively)		(145,277)	(10,626)	(13,033)

Total NBG shareholders' equity		5,932,396	8,266,867	10,139,663

Non-controlling interest		798,549	844,727	1,036,093

Total permanent equity		6,730,945	9,111,594	11,175,756

TOTAL LIABILITIES AND EQUITY		101,849,175	113,184,158	138,825,168

*
Upon the adoption of SFAS 160 (now codified in ASC 810-10) and ASU 2009-04 (EITF Topic D-98), the non-controlling interest is retrospectively presented within "Permanent equity", except for redeemable non-controlling interest, which is retrospectively presented as "Temporary equity" at the higher of the cumulative amount that would result from applying the measurement guidance in ASC 810-10 or the redemption value. For more details, refer to Note 3: "Summary of significant accounting policies—Recently issued accounting pronouncements"—adoption of ASU 2009-04 and SFAS 160.

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

		Year ended December 31,
	Note	2007 (as restated*)	2008 (as restated*)	2009	2009
		(EUR in thousands)			(USD in thousands) (Note 2)
Interest Income:
Loans		4,175,316	5,173,987	5,039,925	6,181,682
Securities available-for-sale		372,358	603,029	836,080	1,025,488
Securities held-to-maturity		—	3,052	9,425	11,560
Trading assets		517,348	491,151	185,720	227,793
Securities purchased under agreements to resell		121,226	95,502	28,553	35,021
Interest-bearing deposits with banks		306,182	232,311	63,515	77,904
Other		113,810	96,045	68,162	83,604

Total interest income		5,606,240	6,695,077	6,231,380	7,643,052

Interest Expense:
Deposits		2,032,004	2,704,685	2,133,507	2,616,837
Securities sold under agreements to repurchase	21	258,657	260,522	90,052	110,453
Other borrowed funds	22	55,736	32,339	34,244	42,002
Long-term debt	25	270,267	290,943	184,144	225,860
Other		3,220	1,452	3,168	3,886

Total interest expense		2,619,884	3,289,941	2,445,115	2,999,038

Net interest income before provision for loan losses		2,986,356	3,405,136	3,786,265	4,644,014
Provision for loan losses	14	(190,755)	(425,537)	(998,448)	(1,224,639)

Net interest income after provision for loan losses		2,795,601	2,979,599	2,787,817	3,419,375

Non-interest income:
Credit card fees		209,105	243,048	200,939	246,460
Service charges on deposit accounts		43,121	50,546	49,005	60,107
Other fees and commissions	27	626,485	554,161	502,140	615,896
Net trading loss	28	(97,693)	(329,550)	(87,096)	(106,827)
Net gains/(losses) on available-for-sale securities	12	129,816	8,415	(8,399)	(10,302)
Equity in earnings of investees and realized gains/(losses) on disposal	13	159,536	(23,730)	(27,879)	(34,195)
Other	29	1,077,510	1,041,676	1,090,790	1,337,900

Total non-interest income		2,147,880	1,544,566	1,719,500	2,109,039

Non-interest expense:
Salaries		1,105,003	1,197,314	1,254,610	1,538,832
Employee benefits		279,283	223,928	278,615	341,733
Voluntary early retirement schemes		35,806	18,173	24,559	30,123
Occupancy expenses		80,528	98,478	103,297	126,698
Equipment expenses		42,564	52,796	63,088	77,380
Depreciation of premises and equipment		91,576	104,405	122,765	150,576
Amortization of intangible assets		48,235	58,073	65,260	80,044
Impairment of goodwill		11,224	4,585	—	—
Deposit insurance premium		29,558	36,015	57,028	69,947
Other	30	1,524,415	1,585,229	1,728,190	2,119,698

Total non-interest expense		3,248,192	3,378,996	3,697,412	4,535,031

Income before income tax expense		1,695,289	1,145,169	809,905	993,383
Income tax expense	31	(311,491)	(242,081)	(220,624)	(270,605)

Net Income		1,383,798	903,088	589,281	722,778

Less: Net income attributable to the non-controlling interest		(65,007)	(81,664)	(62,232)	(76,330)

NET INCOME attributable to NBG shareholders		1,318,791	821,424	527,049	646,448

*
Upon the adoption of SFAS 160 (now codified in ASC 810-10), "Net Income" is reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. As a result "Total non-interest expense" has been retrospectively restated in 2007 and 2008 to exclude the non-controlling interest and "Income before income tax expense" and "Net income" have been retrospectively restated to include amounts attributable to both the parent and the non-controlling interest. The latter is retrospectively presented as an allocation of "Net income". For more details, refer to Note 3: "Summary of significant accounting policies—Recently issued accounting pronouncements"—adoption of SFAS 160.

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Continued)

		Year ended December 31,
	Note	2007 (as restated*)	2008 (as restated*)	2009	2009
		(EUR in thousands)			(USD in thousands) (Note 2)
Net Income		1,383,798	903,088	589,281	722,778
Other comprehensive income, net of tax:
Foreign currency translation adjustments		336,173	(1,104,887)	(56,969)	(69,875)
Net (losses)/gains on available-for-sale securities:
Net unrealized holding (losses)/gains during the period (net of tax expense/(benefit) of: EUR 18,270 thousand in 2007, EUR (191,573) thousand in 2008 and EUR 104,131 thousand in 2009)		52,050	(807,114)	212,057	260,097
Less: reclassification adjustment for net gains included in net income (net of tax (expense) of: EUR (31,703) thousand in 2007, EUR (5,578) thousand in 2008 and EUR (74,959) thousand in 2009)		(99,102)	(20,608)	(274,969)	(337,261)
Less: Reclassification adjustment for impairment of available-for-sale securities net of tax benefit of EUR 247 thousand in 2007, EUR 4,443 thousand in 2008 and EUR 84,835 thousand in 2009		742	13,328	273,493	335,451

Total net (losses)/gains on available-for-sale securities		(46,310)	(814,394)	210,581	258,287

Pension (liability)/asset (net of tax expense/(benefit)) of 9,503 thousand in 2007, EUR (38,026) thousand in 2008 and EUR 5,807 thousand in 2009	39	44,151	(150,214)	24,232	29,722

Total other comprehensive income, net of tax		334,014	(2,069,495)	177,844	218,134

Comprehensive Income		1,717,812	(1,166,407)	767,125	940,912

Comprehensive income attributable to the non-controlling interest		(79,226)	19,932	(60,364)	(74,039)
Comprehensive income attributable to NBG shareholders		1,638,586	(1,146,475)	706,761	866,873
Earnings per share
Basic EPS	35	2.47	1.48	0.86	1.05
Diluted EPS	35	2.46	1.48	0.86	1.05
Cash dividends declared per share		1.00	0.40	—	—

*
Upon the adoption of SFAS 160 (now codified in ASC 810-10), "Net Income" and "Other comprehensive income" are reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. As a result "Net income", "Foreign currency translation adjustments", "Net (losses)/gains on available-for-sale securities", "Pension (liability)/asset", "Total other comprehensive income, net of tax" and "Comprehensive income" have been retrospectively restated in 2007 and 2008 to include amounts attributable to both the parent and the non-controlling interest. The latter is retrospectively presented as an allocation of "Comprehensive income". For more details, refer to Note 3: "Summary of significant accounting policies—Recently issued accounting pronouncements"—adoption of SFAS 160.

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

		Year ended December 31,
	Note	2007 (as restated*)	2008 (as restated*)	2009	2009
		(EUR in thousands)	(EUR in thousands)	(EUR in thousands)	(USD in thousands) (Note 2)
Common Stock:
Balance at beginning of year (475,287,219 of par value EUR 5.0 each, 477,198,461 of par value EUR 5.0 each and 496,654,269 shares of par value EUR 5.0 each at 2007, 2008 and 2009 respectively)		2,376,436	2,385,992	2,483,271	3,045,837
Issuance of 110,367,615 shares of par value EUR 5.0 each through a rights issue		—	—	551,838	676,853
Share options exercised of par value EUR 5.0 each (1,561,242 shares in 2007, 387,970 shares in 2008 and 19,693 shares in 2009)		7,806	1,940	99	121
Capitalization of accumulated surplus (350,000 shares of par value EUR 5.0 each)		1,750	—	—	—
Stock dividend in 2008 (19,067,838 shares of par value 5.0 each)		—	95,339	—	—

Balance at end of year (477,198,461, 496,654,269 and 607,041,577 shares at 2007, 2008 and 2009 respectively) of par value EUR 5.0 each		2,385,992	2,483,271	3,035,208	3,722,811

Preferred stock
Balance at beginning of year (25,000,000 of par value EUR 0.3 each)		—	7,500	7,500	9,199
Issuance of preference shares (70,000,000,of par value EUR 5.0 each)				350,000	429,290

Balance at end of year (25,000,000 shares of par value EUR 0.3 each and 70,000,000 shares of par value EUR 5.0 each)		—	7,500	357,500	438,489

Additional Paid-in Capital:
Balance at beginning of year		2,413,066	2,488,919	3,267,770	4,008,058
Issuance of 110,367,615 shares in 2009 through a rights issue of EUR 695,316 less of issue costs of EUR (41,798), net of tax		—	—	653,518	801,568
Share options exercised (1,561,242 shares above par of EUR 18.6 each in 2007, 387,970 shares above par of EUR 17.12 each in 2008 and 19,693 shares above par of EUR 15.9 each in 2009)		29,028	6,642	313	384
Share based payments		33,793	10,503	12,707	15,586
Gain/(loss) on sales of treasury stock (net of tax expense of EUR 2,906 thousand, EUR (3,614) thousand and EUR (957) thousand in 2007, 2008 and 2009, respectively)		12,353	(2,292)	(52,512)	(64,408)
Treasury stock dividends paid to subsidiaries		679	27	—	—
Stock dividend in 2008 (19,067,838 shares) less issue costs of EUR 161 thousand, net of tax		—	381,196	—	—
Issuance of 25,000,000 preference shares above par of EUR 15.8 each less issue costs of EUR (12,363) thousand, net of tax		—	382,775	—	—
Issue costs net of tax in 2009 from the issuance of 70,000,000 preference shares		—	—	(3,420)	(4,195)
Purchase of subsidiaries shares from non-controlling interest		—	—	(297)	(364)

Balance at end of year		2,488,919	3,267,770	3,878,079	4,756,629

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY (Continued)

		Year ended December 31,
	Note	2007 (as restated*)	2008 (as restated*)	2009	2009
		(EUR in thousands)	(EUR in thousands)	(EUR in thousands)	(USD in thousands) (Note 2)
Accumulated Surplus:
Balance at beginning of year		924,616	1,419,743	2,015,971	2,472,673
Effect of adoption of amendments in ASU 2009-04 (EITF Topic D-98)	3, 34	(217,186)	—	—	—
Effect of adoption of fair value option on loan receivables and long term debt		—	46,970	—	—

As adjusted		707,430	1,466,713	2,015,971	2,472,673
New redeemable non-controlling interest, redemption of redeemable non-controlling interest and changes in the redemption amount of redeemable non-controlling interests	34	(157,731)	245,308	23,005	28,217
Net income		1,318,791	821,424	527,049	646,448
Dividends		(446,997)	(8,093)	—	—
Capitalization of accumulated surplus in 2007 (350,000 shares)		(1,750)	—	—	—
Stock dividend in 2008 (19,067,838 shares)		—	(476,696)	—	—
Preferred dividend		—	(32,685)	(42,192)	(51,750)

Balance at end of year		1,419,743	2,015,971	2,523,833	3,095,588

Accumulated Other Comprehensive Income/(Loss)—net of tax:	40
Balance at beginning of year		(48,735)	271,060	(1,696,839)	(2,081,245)
Net change in fair value of securities available-for-sale		(38,281)	(785,324)	211,144	258,977
Foreign currency translation adjustments		315,070	(1,032,477)	(55,790)	(68,429)
Pension liability		43,006	(150,098)	24,358	29,876

Balance at end of year		271,060	(1,696,839)	(1,517,127)	(1,860,821)

Treasury Stock, at Cost:
Balance at beginning of year (882,560, 502,500 and 6,456,504 shares at 2007, 2008 and 2009 respectively)		(26,826)	(21,601)	(145,277)	(178,188)
Sale of treasury stock (4,378,385 5,802,272 and 17,624,305 shares during 2007, 2008 and 2009 respectively)		174,924	155,573	363,117	445,378
Purchase of treasury stock (3,993,215, 11,756,276 and 11,505,151 shares during 2007, 2008 and 2009 respectively)		(169,497)	(279,249)	(228,466)	(280,223)
Acquisition of subsidiary (5,110 shares)		(202)	—	—	—

Balance at end of year (502,500, 6,456,504 and 337,350 shares at 2007, 2008 and 2009 respectively)		(21,601)	(145,277)	(10,626)	(13,033)

Total NBG shareholders' equity		6,544,113	5,932,396	8,266,867	10,139,663

Non-controlling interest—net of tax:
Balance at beginning of year		788,645	494,334	798,549	979,454
Effect of adoption of amendments in ASU 2009-04 (EITF Topic D-98)	3, 34	(151,768)	—	—	—
Effect of adoption of fair value option on loan receivables and long term debt		—	(101)	—	—

As adjusted		636,877	494,233	798,549	979,454
Net income		30,767	59,964	40,412	49,567
Net change in fair value of securities available-for-sale		(8,592)	(29,027)	(2,530)	(3,103)
Foreign currency translation adjustments		10,902	(50,879)	1,181	1,448
Pension liability		1,216	(84)	5	6
Changes of non-controlling interest due to acquisitions, establishments, capital contributions and changes in subsidiaries shareholding		(176,836)	324,342	7,110	8,721

Balance at end of year		494,334	798,549	844,727	1,036,093

Total permanent equity		7,038,447	6,730,945	9,111,594	11,175,756

*
Upon the adoption of SFAS 160 (now codified in ASC 810-10), the non-controlling interest, except for "Redeemable noncontrolling interest", is retrospectively presented within "Permanent equity" and a reconciliation of opening to closing non-controlling interest is presented in the statement of equity. Further, following the adoption of certain amendments in ASU 2009-04 (EITF Topic D-98), redeemable non-controlling interest is retrospectively measured at the higher of the cumulative amount that would result from applying the measurement guidance in ASC 810-10 or the redemption value. The net effect, net of tax, of adopting ASU 2009-04 on January 1, 2007 on opening accumulated surplus and on accumulated non-controlling interest was a reduction of EUR 217.2 million and EUR 151.8 million, respectively. For more details, refer to Note 3: "Summary of significant accounting policies—Recently issued accounting pronouncements" to the US GAAP Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2007	2008	2009	2009
	(EUR in thousands)	(EUR in thousands)	(EUR in thousands)	(USD in thousands)
				(Note 2)
Cash flows from Operating Activities:
Net income	1,383,798	903,088	589,281	722,778
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Provision for loan losses	190,755	425,537	998,448	1,224,639
Net gain on sale of premises and foreclosed assets	(70,086)	(67,709)	(1,753)	(2,150)
Net realized gain on sales of available-for-sale securities	(130,805)	(26,187)	(349,929)	(429,203)
Other Than Temporary Impairment of AFS securities	989	17,772	358,328	439,504
Equity in earnings of equity method investees	(28,603)	20,664	18,550	22,752
Depreciation of premises and equipment	91,576	104,405	122,765	150,576
Amortization of software and other intangibles	48,235	58,073	65,260	80,044
Impairment of goodwill	11,224	4,585	—	—
Share based payments	33,793	10,503	12,707	15,586
Pension liability	48,376	(187,784)	30,039	36,844
Provision for deferred income taxes	79,350	81,958	56,876	69,761
Net (gain)/loss on the disposal of equity investments	(130,914)	3,066	9,329	11,442
Net (gains) from changes in the fair value of financial instruments designated at fair value	—	(78,478)	(131,079)	(160,774)
Gain on debt extinguishment	—	(361,325)	(224,683)	(275,583)
Other	—	1,894	24,472	30,016
Changes in assets and liabilities
Trading assets, derivative instruments and financial assets market-to-market through the profit and loss	974,342	4,779,170	(2,445,248)	(2,999,200)
Accrued interest receivable	(143,015)	(414,266)	227,707	279,292
Other assets	(443,324)	267,107	(667,092)	(818,217)
Accounts payable, accrued expenses and other liabilities	419,667	20,313	645,167	791,325
Insurance reserves	190,733	108,458	288,616	354,000

Cash flows provided by/(used in) operating activities	2,526,091	5,670,844	(372,239)	(456,568)
Cash Flows from Investing Activities:
Activities in available-for-sale securities:
Purchases	(14,723,293)	(18,581,579)	(23,602,674)	(28,949,680)
Sales proceeds	14,319,322	14,019,940	20,570,594	25,230,705
Maturities, prepayments and calls	82,646	156,461	180,589	221,500
Activities in held-to-maturity securities:
Maturities, prepayments and calls	—	—	790,704	969,832
Purchases	—	(66,303)	(759,760)	(931,878)
Acquisition of subsidiary companies net of cash acquired and increase of controlling interest	(1,780,310)	(495,714)	—	—
Sale of subsidiaries	1,678	—	—	—
Purchases of premises and equipment	(217,997)	(249,665)	(196,406)	(240,900)
Proceeds from sales of premises and equipment	98,744	116,173	7,641	9,372
Disposals/(acquisitions) of equity investments	323,762	3,682	(6,072)	(7,448)
Net cash provided by (used in):
Deposits with central bank	(261,954)	(510,335)	(38,866)	(47,671)
Loan origination and principal collections	(12,142,642)	(15,200,642)	(5,523,616)	(6,774,949)
Securities purchased under agreements to resell	1,009,112	758,618	124,959	153,268
Interest bearing deposits with banks	522,056	26,907	(1,327,437)	(1,628,158)
Money market investments	113,619	12,777	(232,615)	(285,312)
Other	(93,165)	(94,422)	(76,081)	(93,317)

Cash flows used in investing activities	(12,748,422)	(20,104,102)	(10,089,040)	(12,374,636)

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Year ended December 31,
	2007	2008	2009	2009
	(EUR in thousands)	(EUR in thousands)	(EUR in thousands)	(USD in thousands)
				(Note 2)
Cash flows from Financing Activities:
Proceeds from issuance of long-term debt	2,725,366	1,020,169	2,456,075	3,012,480
Principal repayments and retirements of long-term debt	(1,752,384)	(1,465,965)	(3,127,780)	(3,836,355)
Proceeds from issuance of common and preferred stock (net of issue costs)	36,834	394,520	1,189,564	1,459,051
Treasury stock purchased	(169,497)	(279,249)	(228,466)	(280,223)
Proceeds from sales of treasury stock	190,183	149,667	311,562	382,144
Capital contribution by non-controlling interest holders	379,469	310,097	—	—
Dividends paid	(474,608)	(212,145)	(42,835)	(52,539)
Net cash provided by/(used in):
Deposits	10,948,335	13,655,256	7,298,163	8,951,506
Securities sold under agreements to repurchase	472,022	(1,752,372)	2,728,287	3,346,360
Other borrowed funds	180,687	63,649	(226,531)	(277,850)

Cash flows provided by/(used in) financing activities	12,536,407	11,883,627	10,358,039	12,704,574
Effect of exchange rate change on cash and due from banks	48,732	(136,957)	(6,559)	(8,043)
Net increase/(decrease) in cash and due from banks	2,362,808	(2,686,588)	(109,799)	(134,673)
Cash and due from banks at beginning of year	1,863,974	4,226,768	1,540,180	1,889,096

Cash and due from banks at end of year	4,226,782	1,540,180	1,430,381	1,754,423
Cash and due from banks at end of year (assets classified as held for sale)	(14)	(10)	—	—

Cash and due from banks at end of year	4,226,768	1,540,170	1,430,381	1,754,423

Supplemental Disclosure of Cash Flow Information:
Cash paid for:
Income taxes	185,782	33,739	76,392	93,698
Interest	2,370,656	3,241,674	3,113,625	3,818,993
Supplemental schedule of non cash investing and financing activities:
Stock dividend (note 33)	—	476,696	—	—

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:    ORGANIZATION

        The National Bank of Greece S.A. (the "Bank") was incorporated in the Hellenic Republic in 1841. The National Bank of Greece S.A. and subsidiaries (the "Group") is involved in diversified financial services activities including retail and commercial banking, global investment management, investment banking, insurance, investment activities and securities trading. The Group's non-financial service activities include hotels, warehouse management and real estate investments. The Group operates in Greece, Turkey, UK, South Eastern Europe, Cyprus, Malta, Egypt and South Africa.

NOTE 2:    REPORTING CURRENCY AND TRANSLATION INTO US DOLLARS

        The financial statements of the Group as of December 31, 2009, are expressed in Euro (EUR). The translation of EUR amounts into US dollar amounts is presented solely for the convenience of the reader and should not be construed as representations that the amounts stated in EUR have been or could have been or could be now or at any time in the future converted into US dollars at this or any other rate of exchange. The exchange rate used for the purpose of this disclosure is the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs by the Board of Governors of the Federal Reserve Bank of New York on June 1, 2010 which was EUR 0.8153 to USD 1.00 (EUR 0.6977 to USD 1.00 on December 31, 2009).

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

        Principles of consolidation—The consolidated financial statements of the Group include the accounts of the Bank and its direct and indirect subsidiaries, other than variable interest entities (VIEs), in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control, for entities in which the equity holders have substantive voting interests. The Group also consolidates VIEs where the Group is the primary beneficiary because it has a variable interest (or combination of variable interests) that absorbs a majority of the VIE's expected losses, receives a majority of the VIE's expected residual returns, or both. The effects of inter-company transactions and balances have been eliminated.

        Redeemable non-controlling interest—Non-controlling interests (NCI) that are subject to put options held by third parties are accounted for as redeemable equity instruments. Redeemable NCI is presented outside "Permanent equity" as "Temporary equity". Such redeemable NCI is measured initially at fair value and subsequently at the higher of the cumulative amount that would result from applying the measurement guidance in ASC 810-10 or the redemption value, with any subsequent changes recognized immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. This adjustment is determined after

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the attribution of net income or loss of the subsidiary pursuant to ASC 810-10. Such changes are recognized directly in "Accumulated Surplus".

        Foreign currency translation—Assets, liabilities and operations of foreign branches and subsidiaries are recorded based on the functional currency of each entity. The functional currency is the local currency for the majority of the foreign operations. The assets, liabilities and equity are translated, for consolidation purposes, from the other local currencies to the reporting currency, EUR, at the current exchange rates. The resulting gains or losses are reported as a component of other comprehensive income and losses within shareholder's equity. Transactions executed in other than local currencies are first translated into the local reporting currency. Any related currency exchange adjustments are included in net trading profit/(loss).

        Statement of cash flows—For the purposes of the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and due from banks".

        Securities: Trading, Available-for-Sale (AFS), Held-to-Maturity (HTM), Money market investments—Debt securities are classified as trading, available-for-sale or held-to-maturity and equity securities are classified as trading or available-for-sale, based on management's intention on the date of purchase. Debt securities which management has the positive intent and ability to hold to maturity are classified as held-to-maturity and are reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of resale in the near term are classified as trading instruments and are stated at fair value with realized and unrealized gains and losses included in net trading profit or loss. All other debt and equity securities are classified as available for sale and carried at fair value with net unrealized gains and losses included in accumulated other comprehensive income on a net of tax basis. Interest and dividends on securities, including amortization of premiums and accretion of discounts are included in interest income. An unrealized loss exists when the current fair value of an individual security is less than its amortized cost basis determined using the average cost method for each individual security. Unrealized losses that are determined to be temporary in nature are recorded, net of tax, in accumulated other comprehensive income for available-for-sale securities, while such losses related to held-to-maturity securities are not recorded, as these investments are carried at their amortized cost (less any other-than-temporary impairment).

        The Group conducts and documents periodic reviews of all securities with unrealized losses to evaluate whether an Other-than-Temporary-Impairment (OTTI) exists. Prior to January 1, 2009 the Group used FSP FAS 115-2 and FAS 124-2 (now ASC 320-10-35, Investments—Debt and Equity Securities: Subsequent Measurement) to assess whether other than temporary impairments occurred and accordingly, any unrealized loss identified as other than temporary in debt or equity securities was recorded directly in earnings based on the difference between the current fair value and its respective average cost of acquisition. As of January 1, 2009, the Group adopted ASC 320-10 and therefore, any credit-related impairment related to debt securities that the Group does not plan to sell and is not likely to be required to sell is recognized in earnings as unrealized losses, with the non-credit-related impairment retained in accumulated other comprehensive income. For other impaired debt securities, the entire impairment continues to be recognized in earnings as unrealized losses.

        Factors considered in determining whether a loss is temporary include (a) the length of time for which fair value has been below cost; (b) the severity of the impairment; (c) the cause of the

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

impairment and the financial condition and near-term prospects of the issuer; (d) activity in the market of the issuer which may indicate adverse credit conditions; and (e) the Group's ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.

        For investments in equity securities (including mutual fund units), the Group considers the various factors described above, including its intent and ability to hold the equity security for a period of time sufficient for recovery of cost. In general, a significant and prolonged unrealized loss is an OTTI unless significant and robust evidence to the contrary exists.

        When the Group lacks that intent or ability, the security's decline in fair value is deemed to be other than temporary and is recorded in earnings. Available-for-sale equity securities deemed other-than-temporarily impaired are written down to fair value, with the full difference between fair value and amortized cost recognized in earnings.

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

        If there is a change in intention or ability to hold a debt security to maturity, the Group transfers such securities out of the available-for-sale category and into the held-to-maturity category, provided the instruments meet the definition of the latter at the date of reclassification.

        For securities reclassified as described above, the fair value at the date of transfer becomes the new amortized cost at that date.

        When the securities transferred out of the trading category include embedded derivatives, the Group reassesses at the reclassification date, whether the embedded derivatives need to be separated from the host contract, on the basis of the circumstances that existed when the Group became a party to the contract.

        Derivatives and Hedging activities—All derivatives are recognized on the consolidated balance sheet at fair value, without taking into consideration the effects of legally enforceable master netting agreements that allow the Group to settle positive and negative positions and offset cash collateral held with the same counterparty on a net basis. Derivatives are recorded as derivative assets or liabilities. The Group's management exercises judgment in determining the fair value of financial assets and liabilities. In general, for exchange-traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealer quotes, pricing models, discounted cash flow analysis or quoted prices for instruments with similar characteristics. Valuations of derivative assets and liabilities reflect the value of the instrument including the values associated with counterparty risk. These values must also take into account the Group's own credit standing, thus including in the valuation of the derivative instrument the value of the net credit differential between the counterparties to the derivative contract. The Group designates a derivative as held for trading or hedging purposes when it enters into a derivative contract. The designation may subsequently change based upon management's reassessment or changing circumstances.

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

        Loans and leases—Loans are included at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Discounts and premiums are amortized to income using the effective interest rate method.

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

        Loans acquired in a purchase business combination with evidence of credit quality deterioration since origination, for which it is probable at purchase that the Group will be unable to collect all contractually required payments are accounted for under ASC 310-30 "Loans and Debt Securities Acquired with Deteriorated Credit Quality". ASC 310-30 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans acquired in a transfer if those differences are attributable, at least in part, to credit quality. ASC 310-30 requires impaired loans to be recorded at fair value and prohibits "carrying over" or the creation of valuation allowances in the initial accounting of loans acquired in a transfer that are within its scope. Under ASC 310-30, the excess of cash flows expected at purchase over the purchase price allocated, is recorded as interest income over the life of the loan.

        Non-accruing loans—In general, the accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in process of collection. Residential real estate loans are placed on non-accrual at the time the loan is 180 days delinquent. In all cases, loans

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

are placed on non-accrual, or written-off at an earlier date, if collection of principal or interest is considered doubtful.

        The interest on these loans is accounted for on a cash-basis, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are reasonably assured of repayment within a reasonable time frame and when the borrower has demonstrated payment performance of cash or equivalents for a minimum of six months.

        Non-performing loans—Domestic non-performing loans are generally defined as those loans where principal or interest is more than 180 days, except for unsecured consumer loans and credit cards for which 120 and 150 days is the applicable period. Foreign non-performing loans are defined as those loans in delay for more than 90 days except mortgage loans which are considered non-performing at the time the loan is 180 days delinquent. Loans may be classified as non-performing earlier if deemed in default.

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

        Loans subject to individual reviews are analyzed and segregated by risk according to the Group's internal risk rating scale. These risk classifications, in conjunction with an analysis of historical loss experience, current economic conditions and performance trends within specific portfolio segments, and any other pertinent information (including individual valuations on non-performing loans in accordance with ASC 310-10-35 "Receivables—Subsequent Measurement") result in the estimation allowances for loan losses. If necessary, an allowance for loan losses is established for individually impaired loans. A loan is considered impaired when, based on current information and events, it is probable that the Group will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the agreement.

        Once a loan has been identified as individually impaired, management measures impairment in accordance with ASC 310-10-35. Individually impaired loans are measured based on the present value of payments expected to be received, or for loans that are solely dependent on the collateral for

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

repayment, the estimated fair value of the collateral. If the recorded investment in impaired loans exceeds the measure of estimated fair value, a specific allowance is established as a component of the allowance for loan losses.

        Fair Value—The Group measures the fair market values of its financial instruments in accordance with ASC 820 "Fair Value Measurements and Disclosures", which establishes a framework for measuring fair value and also provides certain disclosure requirements. Also in accordance with ASC 820, the Group categorizes its financial instruments, based on the priority of inputs to the valuation technique, into a three-level hierarchy, as discussed below. Trading account assets and liabilities, derivative assets and liabilities, AFS debt and marketable equity securities, and certain other assets are carried at fair value. The Group has also elected to carry certain assets and liabilities at fair value in accordance with ASC 825 "Financial Instruments", including certain loans and long-term debt. ASC 825 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis.

        The fair value disclosures are presented in note 37.

        Level 1:    Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market.

        Level 2:    Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, as well as debt securities without quoted prices and certain derivative contracts whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes government and corporate debt securities with prices in markets that are not active and over-the-counter (OTC) derivative contracts.

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

        Goodwill, software and other intangibles—Net assets of companies acquired in purchase transactions are recorded at fair value at the date of the acquisition. As such, the historical cost basis of individual assets and liabilities are adjusted to reflect their fair value. Following the adoption of SFAS 160 (now codified in ASC 810-10) "Non-controlling Interests in Consolidated Financial Statements-an amendment of ARB No.51" the Group accounts for changes in an ownership interest in a subsidiary that does not result in deconsolidation as equity transaction if it retains its controlling financial interest

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

in the subsidiary. Identified intangibles are amortized on a straight-line basis over the period benefited. Goodwill is not amortized, but is reviewed at the reporting unit level for potential impairment at least on an annual basis at the end of the reporting period, or if events or circumstances indicate a potential impairment more frequently. The impairment test is performed in two phases. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. Intangible assets subject to amortization are evaluated for impairment if events and circumstances indicate a possible impairment. There were no events or changes in circumstances in 2009, 2008, and 2007 that indicated the carrying amounts of our intangibles may not be recoverable. Intangible assets are amortized using an estimated range of anticipated lives, which are 3 to 12 years for software and 6 to 11 years for intangibles arising on acquisitions such as customer relationships and core deposits. Trade names have indefinite useful lives.

        Premises and equipment—Tangible fixed assets, including buildings are stated at cost less accumulated depreciation, except for land, which is stated at cost. Depreciation is provided on a straight-line depreciation basis over the estimated useful lives of individual assets and classes of assets. Maintenance, repairs and minor alterations are expensed as incurred.

        Long-lived assets that are held, including those that are to be disposed of, are evaluated periodically for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is evaluated by determining if the difference between the expected undiscounted future cash flows of a long-lived asset is lower than its carrying value. In event of impairment, the Group recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset. The impairment loss, if any, is reflected in non-interest expense.

        Special purpose financing entities—The Group is involved with special-purpose entities (SPEs) in the normal course of business. The primary uses of SPEs are to obtain sources of liquidity for the Group. The Group is also involved in SPEs used for the securitization of certain loans as discussed below. SPEs used by the Company are accounted for as VIEs.

        VIEs are entities defined in ASC 810 "Consolidation" as entities which either have a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support or whose equity investors lack the characteristics of a controlling financial interest (i.e., ability to make significant decisions through voting rights, right to receive the expected residual returns of the entity, and obligation to absorb the expected losses of the entity). Investors that finance the VIE through debt or equity interests, or other counterparties that provide other forms of support, such as guarantees, or subordinated fee arrangements, are variable interest holders in the entity. The variable interest holder, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both, is deemed to be the primary beneficiary and must consolidate the VIE. Consolidation of a VIE is based on expected losses and residual returns. Consolidation of a VIE is determined based primarily on variability generated in scenarios that are considered most likely to occur, rather than based on scenarios that are considered more remote. Certain variable interests may absorb significant amounts of losses or residual

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

returns contractually, but if those scenarios are considered very unlikely to occur, they may not lead to consolidation of the VIE.

        All of these facts and circumstances are taken into consideration when determining whether the Company has variable interests that would deem it the primary beneficiary and, therefore, require consolidation of the related VIE.

        For additional information on other special purpose financing entities, see note 14.

        Securitization—The Group securitizes, sells and services interests in residential mortgage loans, credit cards, consumer and commercial loans. In general the loans are sold to SPEs, which issue securities collateralized with these assets. The accounting for these activities is governed by ASC 860 "Transfers and Servicing". In accordance with ASC 860, a transfer of financial assets (of all or a portion of the financial asset) in which the Group surrenders control over these financial assets shall be accounted for as a sale to the extent that consideration, other than beneficial interests in the transferred assets, is received in exchange. The Group has surrendered control over transferred assets if and only if all of the following conditions are met:

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

  (c)
  The Group does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the Group to repurchase or redeem them before their maturity, or (2) the ability to unilaterally cause the holder to return specific assets other than through a cleanup call.

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

        Income taxes—The Group accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements.

        Deferred income tax assets and liabilities are determined using the asset and liability (or balance sheet) method based on enacted income tax rates/laws expected to apply upon reversal. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the differences between the book and tax bases of the balance sheet assets and liabilities. The impact on changes in tax laws and rates are recognized in their entirety within income tax expense in the period that includes the date of enactment in the respective jurisdiction.

        Recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences, such as tax operating loss carry

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

forward and tax credits, will be realized, based on all available evidence. A valuation allowance is recorded to reduce the amount of the deferred tax assets to that amount that is at least more likely than not to be realized. In making such determination, the Group considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial results. In the event the Group was to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance which would reduce the provision for income taxes.

        The Group does not recognize in its financial statements tax benefits for tax positions unless it has met the recognition and measurement principles contained in ASC 740 "Income taxes". A benefit can only be recognized if it is "more likely than not" that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. In this evaluation, the Group assumes that the position (1) will be examined by a taxing authority that has full knowledge of all relevant information and (2) will be resolved in the court. If the recognition threshold is not met, no benefit is recognized, even when the Group believes that a certain amount of benefit will ultimately be realized. Tax benefits for positions meeting the recognition criteria, are recognized in the financial statements in the amount that is at least more likely than not to be sustained upon settlement with the tax authorities. The Group recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense.

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

        With regards to defined benefit pension plans, the Group calculates the projected benefit obligation at the end of each reporting period as the actuarial present value of all benefits attributed to employee service rendered based on the respective plan's benefit formula. This obligation less the fair value of any plan assets represents the funded status of the Group's plans and is recognized in the consolidated balance sheet under accounts payable, accrued expenses and other liabilities. Key assumptions used for the actuarial calculation are determined by the Group through future projections, which are based on historical trends, current market data and agreements between Group companies and their staff. Net periodic pension cost is recognized in the Group's income statement under employee benefits and includes service cost (the actuarial present value of benefits attributed to services rendered by employees), expected return on plan assets, amortization of prior service cost or credit and actuarial gains or losses. Net gains and losses are amortized to net periodic pension cost if, as of the beginning of the year, that net gain or loss exceeds 10 percent of the greater of the projected benefit obligation or the market related value of plan assets. Amortization of net gains and losses and prior service cost is performed over the average remaining service period of active employees expected to receive benefits under the plan.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Dividend policy—The Bank, on the basis of its statutory financial statements prepared in accordance with IFRS as endorsed by the EU, pays dividends out of:

  •
  distributable profits for the year (i.e. profits net of: a) tax, b) losses carried forward, and c) prior year tax audit differences); and

  •
  retained earnings, special reserves or ordinary reserves to the extent they exceed the amount required to be maintained by law.

        Each year the Bank is required, by Greek Law 2190/1920, to declare and distribute a minimum dividend out of its net profits, if any, equal to 35% of the net profits for the year less statutory reserves, any profits resulting from the sale of equity participations that represent at least 20% of the paid up share capital of a subsidiary company in which the Bank has held an equity participation for at least ten years and unrealized net gains from financial instruments.

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

        According to the provisions of article 28 of Greek Law 3756/2009 and decision 20708/B/1175/23.4.2009 of the Minister of Economy and Finance, banks participating in the plan to strengthen the liquidity of the Greek banking sector and economy (the "Hellenic Republic bank support plan") are allowed to distribute dividends to ordinary shareholders up to 35% of distributable profits at the parent company level. Moreover, pursuant to Law 3723/2008, article 28 of Law 3756/2009 and article 39 of Law 3844/2010, for 2008 and 2009, banks participating in the plan are allowed to distribute dividends to ordinary shareholders only in the form of shares, which cannot be treasury shares. As it is clearly stipulated in the above law and decision, the above restrictions, do not apply to any dividend or fixed return on preference shares that are being traded in foreign organized markets.

        Normally, dividends are declared and paid in the year subsequent to the reporting period. For 2009, the Group recorded no liability relating to mandatory minimum dividend payment, in accordance with article 39 of Law 3844/2010, article 28 of Greek Law 3756/2009 and decision 20708/B/1175/23.4.2009 of the Minister of Economy and Finance, as discussed above.

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

        Repurchase of own debt—Repurchase of own debt is accounted for as a derecognition in accordance with ASC 405-20 "Liabilities—Extinguishment of liabilities". On the date of extinguishment the difference between the carrying value (which includes amortization of any premium/discount and issue costs up to the re-acquisition date) and the acquisition price is recorded as a gain in the income statement.

        Share-based payment transactions—The Bank has approved Group-wide share options plans for the executive members of the Board of Directors ("BoD"), management and staff of the Group. The fair value of the employee services received in exchange for the grant of the options is recognized as a compensation cost, with the corresponding credit recognized in equity. The total amount to be expensed over the requisite period, which is determined by reference to the fair value of the share options granted, is calculated with the graded vesting attribution method. The fair value of the options is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the options, the expected volatility of and the expected dividends on the underlying stock, and the risk-free interest rate over the expected life of the option.

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

Recently issued accounting pronouncements

        In April 2010, the FASB issued ASU 2010-13, "Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades". This ASU clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. These amendments are effective for the Group's consolidated financial statements for the year ending December 31, 2011. The impact from the adoption of this guidance is not expected to be material.

        In February 2010, the FASB issued ASU 2010-09, "Amendments to Certain Recognition and Disclosure Requirements" which amends ASC 855 to address certain implementation issues related to an entity's requirement to perform and disclose subsequent-events procedures. This ASU clarifies that an SEC filer is required to evaluate subsequent events through the date the financial statements are issued and exempts SEC filers from disclosing the date through which subsequent events have been evaluated. These amendments were effective for the Group's consolidated financial statements for the year ended December 31, 2009.

        In January 2010, the FASB issued ASU 2010-06 "Improving Disclosures about Fair Value Measurement". This ASU amends 820 "Fair Value Measurements and Disclosures" to require new disclosures regarding transfers in and out of Levels 1 and 2 and to present separately information about purchases, sales, issuances and settlements (gross basis rather than net) in the Level 3 reconciliation. This ASU also provides clarifications on existing disclosures regarding the level of disaggregation of fair value information presented and the inputs and valuation techniques used for both Levels 2 and 3. The new disclosures and clarifications of existing disclosures are effective for the Group's consolidated financial statements for the year ending December 31, 2010, except for the disclosures regarding Level 3 purchases, sales, issuances and settlements in the roll-forward activity for fair value measurements, which will be effective for the Group's consolidated financial statements for the year ending December 31, 2011.

        In August 2009, the FASB issued ASU 2009-05, "Measuring Liabilities at Fair Value". This ASU clarifies that the quoted price for an identical liability, when traded as an asset in an active market, is also a Level 1 measurement for that liability when no adjustment to the quoted price is required. It also clarifies what valuation techniques may be used when a quoted price in an active market for an identical liability is not available. These amendments are effective for the Group's consolidated financial statements for the year ending December 31, 2010. The impact from the adoption of ASU 2009-05 is not expected to be material.

        In August 2009, the FASB issued ASU 2009-04, "Accounting for Redeemable Equity Instruments". This ASU clarifies that a formula based solely on a fixed multiple of earnings (or other similar measure) is not considered to be designed to equal or reasonably approximate fair value, and that the measurement guidance in Emerging Issues Task Force ("EITF") Topic D-98 applies to redeemable non-controlling interest that are redeemable at fair value. These amendments are effective for the Group's consolidated financial statements for the year ended December 31, 2009. Due to the adoption

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

by the Group of ASU 2009-04, the amount of redeemable non-controlling interest relating to put options held by a third parties on the common stock of Group subsidiaries, EUR 256.2 million of redeemable non-controlling interest at December 31, 2008 is retrospectively presented as "Redeemable non-controlling interest—Temporary equity". Furthermore, the redeemable non-controlling interest is retrospectively measured at the higher of the cumulative amount that would result from applying the measurement guidance in ASC 810-10 or the redemption value. As a result of the adoption of these amendments, "Accumulated surplus" at December 31, 2007 and 2008 has been reduced retrospectively by EUR 374.9 million and EUR 129.6 million, respectively, and "Non-controlling interest" has been reduced retrospectively by EUR 280.3 million and EUR 126.6 million respectively.

        In June 2009, the Financial Accounting Standards Board ("FASB") issued guidance under FASB ASC 105, "Generally Accepted Accounting Principles" (formerly Statement of Financial Accounting Standard (SFAS) No. 168, The FASB Accounting Standards Codification ("Codification" or "ASC") and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162 (SFAS 168)). This guidance establishes the ASC as the single source of authoritative U.S. GAAP recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. SFAS 168 and the ASC are effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Codification supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the ASC have become non-authoritative. Following SFAS 168, the FASB will no longer issue new standards in the form of Statements, FASB Staff Positions ("FSPs"), or EITF Abstracts. Instead, the FASB will issue Accounting Standards Updates ("ASUs"), which will serve only to update the Codification, provide background information about the guidance, and provide the bases for conclusions on the change(s) in the ASC. The Group adopted ASC 105 effective July 31, 2009. The adoption of this guidance did not have an impact on the Group's consolidated financial statements but alters the references to accounting literature within the consolidated financial statements.

        In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)" (now codified in ASC 810, "Consolidation"). This guidance changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of the other entity that most significantly impact the other entity's economic performance. This guidance requires additional disclosures about the involvement with variable interest entities and any significant changes in risk exposure due to that involvement. A reporting entity will be required to disclose how its involvement with a variable interest entity affects the reporting entity's financial statements. This guidance is effective for financial statements issued for fiscal years beginning after November 15, 2009. The Group is currently assessing the impact for the future adoption of the guidance.

        In June 2009, the FASB issued SFAS No. 166, "Accounting for Transfers of Financial Assets" (now codified in ASC 860, "Transfers and Servicing"). This guidance requires more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a "qualifying special-purpose entity", changes the requirements for derecognizing financial assets, and requires additional disclosures. This guidance is effective for financial statements issued for fiscal years

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

beginning after November 15, 2009. The impact from the adoption of this guidance is not expected to be material.

        In May 2009, the FASB issued SFAS No. 165, "Subsequent Events" (now codified in ASC 855, "Subsequent Events"). This guidance sets forth the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. This guidance was effective for the Group's consolidated financial statements for the year ended December 31, 2009.

        In April 2009, the FASB issued FSP No. 141R-1 "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies" (now codified in ASC 805, "Business Combination"). This guidance addresses application issues regarding initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This guidance applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this FSP did not have a material impact on the Group's consolidated statements of income and consolidated balance sheets.

        In April 2009, the FASB issued FSP No. FAS 157-4 "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" (now codified in ASC 820, "Fair Value Measurements and Disclosure"). It provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. It also includes guidance on identifying circumstances that indicate a transaction is not orderly. The guidance was effective for the Group's consolidated financial statements for the year ended December 31, 2009. The adoption of this guidance did not have a material impact on the consolidated statements of income and consolidated balance sheets.

        In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2 "Recognition and Presentation of Other-Than-Temporary Impairments" (now codified in ASC 320, "Investment—Debt and Equity Securities"). It amends the other-than-temporary impairment guidance for investments in debt securities to make the guidance more operational and also expand disclosures related to other-than-temporary impairments on both debt and equity securities in the financial statements. This guidance does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The guidance was effective for the Group's consolidated financial statements for the year ended December 31, 2009 and it is explained in the accounting policy for investments in debt and equity securities. The adoption of this guidance did not have a material impact on the consolidated statements of income and consolidated balance sheets.

        In December 2008, the FASB issued FSP No. FAS 132(R)-1 "Employers' Disclosures about Postretirement Benefit Plan Assets" (now codified in ASC 715, "Compensation—Retirement Benefits"). It provides guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. The guidance was effective for the Group's consolidated financial statements for the year ended December 31, 2009. The adoption of this guidance did not have material impact on the Group's consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In May 2008, the FASB issued SFAS No. 163, "Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60" (now codified in ASC 944, "Financial Services—Insurance". It requires that an insurance enterprise to recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. This Statement also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities. The guidance was effective for the Group's consolidated financial statements for the year beginning January 1, 2009 and did not have a material impact on the consolidated statements of income and consolidated balance sheets.

        In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of SFAS 133" (codified in ASC 810, "Derivatives and Hedging"), which requires enhanced disclosures about derivative instruments and hedging activities. This guidance was effective for the Group's consolidated financial statements for the year beginning January 1, 2009 and the additional disclosures required are included in Note 11.

        In February 2008, the FASB issued FASB Staff Position (FSP) FAS 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions" (now codified in ASC 860, "Transfers and Servicing: Repurchase Financing"). This FSP provides implementation guidance on whether a security transfer with a contemporaneous repurchase financing involving the transferred financial asset must be evaluated as one linked transaction or two separate de-linked transactions. The FSP requires the recognition of the transfer and the repurchase agreement as one linked transaction, unless all of the following criteria are met: (1) the initial transfer and the repurchase financing are not contractually contingent on one another; (2) the initial transferor has full recourse upon default, and the repurchase agreement's price is fixed and not at fair value; (3) the financial asset is readily obtainable in the marketplace and the transfer and repurchase financing are executed at market rates; and (4) the maturity of the repurchase financing is before the maturity of the financial asset. The scope of this FSP is limited to transfers and subsequent repurchase financings that are entered into contemporaneously or in contemplation of one another. The Group adopted the FSP on January 1, 2009. The impact of adopting this FSP was not material.

        In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" (now codified in ASC 810, "Consolidation"), which amends ARB 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement also changes the way the consolidated income statement is presented. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. SFAS 160 establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation and treats all of those transactions as equity transactions if the parent retains its controlling financial interest in the subsidiary. A parent recognizes a gain or loss in net income when a subsidiary is deconsolidated. A parent deconsolidates a subsidiary as of the date the parent ceases to have a controlling financial interest in the subsidiary. The Group adopted these amendments on January 1, 2009. As a result of the adoption of these amendments and certain amendments in ASU 2009-04 (EITF Topic D-98) (see above), on the Group's balance sheet, EUR 925.1 million of non-controlling interest at December 31, 2008 is retrospectively presented partly as "Redeemable

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

non-controlling interest—Temporary equity" (EUR 126.6 million) (see adoption of ASU 2009-04 above) and partly within the Group's "Total permanent equity" (EUR 798.5 million). In addition on the Group's income statement, "Net Income" is reported at amounts that include the amounts attributable to both the parent and the non-controlling interest by reclassifying the non-controlling interest of EUR 65.0 million and EUR 81.7 million for the years ended December 31, 2007 and 2008 respectively out of "Non-interest expense". Similarly, "Other comprehensive income" is also retrospectively presented at amounts that include the amounts attributable to both the parent and the non-controlling interest.

        In December 2007, the FASB issued SFAS No. 141 (Revised 2007) (SFAS 141R), "Business Combinations" (now codified in ASC 805, "Business Combination"), which replaces SFAS No. 141, "Business Combinations". This Statement retains the fundamental requirements in SFAS 141 that the acquisition method of accounting be used for all business combinations and for an acquirer (i.e. the entity that obtains control of one or more businesses at the acquisition date) to be identified for each business combination. It requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. The goodwill is recognized as of the acquisition date, measured as a residual, as the excess of the consideration transferred plus the fair value of any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. When the total acquisition-date fair value of the identifiable net assets acquired exceeds the fair value of the consideration transferred plus any non-controlling interest in the acquiree, the acquirer should recognize that excess in earnings as a gain attributable to the acquirer (bargain purchase). This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Group adopted this guidance for acquisitions consummated on or after January 1, 2009.

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED

  (a)
  In September 2009 the Bank established NBG Pangaea (Pangaea), a newly formed Real Estate Investment Company wholly owned by the Bank. NBG contributed to Pangaea 241 properties, in lieu of cash for share capital. The net book value of these properties as at December 31, 2009 was EUR 164.8 million.

  (b)
  On October 16, 2009, UBB established UBB Factoring EOOD, a wholly owned subsidiary of UBB.

  (c)
  On October 14, 2009, the Bank partially participated in the share capital increase of its associate Larco S.A. The Bank's contribution amounted to EUR 20,513 thousand, while after the completion of Larco's S.A. share capital increase the Bank's participation was reduced from 36.43% to 33.36%.

  (d)
  On September 15, 2009, the Group disposed of its investment in Phosphoric Fertilizers Industry S.A. for a consideration of EUR 18.9 million, EUR 2.6 million of which has been deposited in an escrow account to set off contingent liabilities. The loss on sale for the Group was EUR 10 million.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED (Continued)

  (e)
  On July 31, 2009, the Bank and TOMI S.A. of ELLAKTOR Group entered into a private agreement to acquire joint control of AKTOR FM, through the Bank's acquisition of a non-controlling interest in AKTOR FM. On January 18, 2010, the Bank acquired 53,846 new ordinary registered shares at their nominal value of EUR 3.00 each, paying a consideration of EUR 161.5 thousand each in cash and currently owns 35% of the share capital.

  (f)
  In June 2009, the Bank participated in the one-for-one share capital increase in the Hellenic Postal Savings Bank (PSB), thus acquiring 9,420,000 new shares in PSB. Furthermore, during 2009 the Bank acquired additional 200,000 shares, via the Athex, raising its total shareholding to 6.69%.

  (g)
  On June 8, 2009, Finansbank established Finans Faktoring Hizmetleri A.S., a wholly owned subsidiary.

  (h)
  On May 19, 2009, the Bank established Ethniki Factors S.A., a wholly owned subsidiary.

  (i)
  Since March 2009, the Bank consolidates Titlos Plc, a Special Purpose Entity established in the UK, for the purpose of the securitization of Greek State loans and receivables, in which the Bank has a beneficial interest.

  (j)
  Since December 12, 2008 the Bank consolidates Revolver APC Limited and Revolver 2008-1 PLC, Variable Interest Entities established in the UK for the purposes of consumer and credit card loan securitization, in which the Bank has a beneficial interest.

  (k)
  On December 23, 2008 the Bank disposed of its 20.23% associate, Hellenic Countryside S.A. The total consideration amounted to EUR 3.5 million.

  (l)
  On May 30, 2008 Banca Romaneasca increased its share capital and the Bank contributed the amount of EUR 41.2 million. Furthermore, on December 22, 2008 Banca Romaneasca increased its share capital and the Bank contributed the amount of EUR 41.6 million.

  (m)
  On December 16, 2008 Ethniki Hellenic General Insurance S.A ("EI") increased its share capital and the Bank contributed the amount of EUR 137.5 million.

  (n)
  On November 25, 2008 following the decision of General Meeting of the Shareholders of Astir Palace for its share capital increase, the Bank, as the main shareholder, contributed the amount of EUR 99.6 million.

  (o)
  On September 30, 2008 the Bank contributed to the share capital increase of CPT Investments Ltd the amount of EUR 311.2 million.

  (p)
  On August 19, 2008 the Bank accepted the proposal of FIBA Holdings A.S. (the sellers) to acquire the remaining shares of Finansbank held by the sellers (9.68%), as provided for in the shareholders agreement between the Bank and the sellers. The exercise price was determined in accordance with the agreement and amounted to EUR 487.4 million (USD 697 million) (see note 15 Goodwill, software and other intangibles). On September 26, 2008, NBG Finance (Dollar) Plc, a wholly owned subsidiary, acquired the above shares from FIBA Holdings A.S. After this transaction the total shareholding in Finansbank amounts to 94.79%.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED (Continued)

  (q)
  Since July 31, 2008 the Bank consolidates Eterika Plc, a Variable Interest Entity established in the UK for the purposes of corporate loans securitization, in which the Bank has a beneficial interest.

  (r)
  On July 16, 2008 the Bank disposed of its 30% associate, Siemens Enterprise Communications S.A. The total consideration agreed, amounted to EUR 11.4 million. This shareholding was accounted for as an equity method investment.

  (s)
  On March 18, 2008, NBGI Private Equity Ltd established NBGI Private Equity S.A.S., a wholly owned subsidiary located in France.

  (t)
  In February 2008 the Bank established two wholly owned subsidiary companies, NBG Finance (Dollar) Plc and NBG Finance (Sterling) Plc.

  (u)
  On January 3, 2008, the General Meetings of the Shareholders of Vojvodjanska Bank and NBG A.D. Beograd approved the merger of the two banks through the absorption of the second by the first. The merger was approved by the Central Bank of Serbia on February 5, 2008 and was completed on February 14, 2008.

  (v)
  On December 17, 2007 the Bank established a new partially owned subsidiary, CPT Investments Ltd. Its purpose will be to explore investment opportunities in capital markets. The issued and fully paid share capital amounts to EUR 780 million, of which the Bank holds 50.1%.

  (w)
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

  (x)
  On September 24, 2007, the Bank announced a voluntary takeover bid in cash of EUR 5.50 per share for the 23.08% of the share capital of EI. Up to December 31, 2007, the Bank's interest in the share capital of the company has increased to 100.00% at a total cost of EUR 165.4 million. On January 14, 2008, the Extraordinary General Meeting of the company's shareholders approved the filing with the Capital Markets Commission for de-registration of the company's shares from the Athens Exchange ("ATHEX"). On February 7, 2008, the Capital Markets Commission approved the said de-registration.

  (y)
  On May 30, 2007, the Bank acquired from TBIF Financial Services BV, 100.00% of the share capital of the TBI Lizing d.o.o, a leasing company in Serbia, for the amount of EUR 2.5 million. The company was consolidated as a subsidiary as of that date and was subsequently renamed to NBG Leasing Serbia.

  (z)
  On May 16, 2007, Finansbank, following an application to the General Directorate of Insurance, received permission to establish Finans Emeklilik ve Hayat A.S. as the main shareholder. The company completed its organizational preparations and obtained a license to conduct life, personal accident and pension business, and has already commenced operations. The authorized share capital of the company amounts to TL 20 million.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED (Continued)

  (aa)
  On April 19, 2007 the Bank disposed of its minority shareholding in AGET Heracles to majority shareholders Lafarge Group. Pursuant to this agreement, the Bank sold 18,480,899 shares, representing 26.00% of the share capital of AGET Heracles. This sale is consistent with the stated strategy of the Bank to focus on its core banking activities and exit from its non-financial participations. The sale price has been agreed at EUR 17.40 per share, or EUR 321.6 million in total and was in line with the average closing price of the last 30 trading days preceding the transaction (see note 13). This minority shareholding had been accounted for as an equity method investment.

  (bb)
  On March 21, 2007 the Bank acquired P&K Investment Services SA after obtaining all regulatory approvals. The consideration agreed upon amounted to EUR 48.9 million (including transaction costs of EUR 0.2 million). The cash amount paid to the shareholders was EUR 43.9 million. The remaining part will be released to the sellers three years after the acquisition, conditional on the attainment of key targets set out in the pre-agreed business plan.

  (cc)
  On March 15, 2007, the BoD of the Bank and NBG Venture Capital SA, a wholly owned subsidiary of the Bank, announced the draft agreement for the divestment of the warehousing section of the Bank and the transfer of the section, through absorption, to the latter according to the Divestment Balance Sheet as at March 13, 2007. The NBG Venture Capital SA increased its share capital by EUR 109.5 million with the issuance of 37,369,420 new shares with a nominal value of EUR 2.93 each. The divestment was approved by the Annual Ordinary General Meeting of the Bank on May 25, 2007.

NOTE 5:    CASH AND DUE FROM BANKS

        Cash and due from banks at December 31, comprised:

	2008	2009
	(EUR in thousands)
Current accounts with banks	283,347	132,228
Cash and similar items	997,203	948,817
Current account with central bank	252,658	342,293
Other	6,962	7,043

Total	1,540,170	1,430,381

        The Bank and the other banks of the Group are required to maintain a current account with the respective central banks of their countries, to facilitate interbank transactions with the central banks, its member banks and other financial institutions through the Trans-European Automated Real-Time Gross Settlement Express Transfer system (TARGET).

NOTE 6:    DEPOSITS WITH CENTRAL BANK

        The central bank is the primary regulator of depository institutions in Greece. The central bank requires all banks established in Greece to maintain deposits equal to 2% of total customer deposits as these are defined by the European Central Bank ("ECB"). These deposits bear interest at the

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6:    DEPOSITS WITH CENTRAL BANK (Continued)

refinancing rate as set by the ECB (1% at December 31, 2009). Similar requirements apply to the foreign banking subsidiaries of the Group based on local rules set by the central banks of the country in which the entities are incorporated.

NOTE 7:    SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

        The Group enters into purchases of securities under agreements to resell substantially identical securities. These agreements are classified as lending arrangements. Agreements with third parties specify the Group's rights to request collateral, based on its monitoring of the fair value of the underlying securities on a daily basis. Securities accepted as collateral may be sold or re-pledged. The Group has sold or re-pledged as at December 31, 2008 and 2009, nil and EUR 511,120 thousand, respectively, of the securities accepted as collateral.

NOTE 8:    INTEREST BEARING DEPOSITS WITH BANKS

        Interest bearing deposits with banks at December 31, comprised:

	2008	2009
	(EUR in thousands)
Placements in EUR	1,194,381	2,196,035
Placements in other currencies	556,135	881,918

Total	1,750,516	3,077,953

Maturity analysis:
Up to 3 months	1,547,202	2,717,476
From 3 months to 1 year	165,733	175,922
Over 1 year	37,581	184,555

Total	1,750,516	3,077,953

NOTE 9:    MONEY MARKET INVESTMENTS

        Money market investments at December 31, comprised:

	2008	2009
	(EUR in thousands)
Greek treasury bills	112,020	893,471
Foreign treasury bills	83,444	286,634
Other	45,793	59,762

Total	241,257	1,239,867

        Money market investments include financial assets that for measurement purposes are classified as trading and available-for-sale securities of EUR 131 million and EUR 103 million respectively as at December 31, 2008 and EUR 897 million and EUR 343 million respectively as at December 31, 2009.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10:    TRADING ASSETS

        Fair value of debt and equity assets held for trading purposes at December 31, comprised:

	2008	2009
	(EUR in thousands)
Greek government bonds	956,126	2,070,858
Debt securities issued by other governments and public entities	822,742	194,986
Debt securities issued by Greek financial institutions	14,949	175,933
Debt securities issued by foreign financial institutions	47,864	344,022
Corporate debt securities issued by Greek companies	125,113	160,340
Corporate debt securities issued by foreign companies	64,243	165,649
Equity securities issued by Greek companies	4,488	29,692
Equity securities issued by foreign companies	3,679	7,682
Mutual fund units	17,385	18,578

Total	2,056,589	3,167,740

        Net unrealized losses on trading assets (debt and equity) of EUR 23,866 thousand EUR 38,821 thousand, and EUR 74,990 thousand were included in earnings during 2007, 2008 and 2009, respectively.

        During 2008, the Group, in accordance with its policy regarding transfers of investments between categories (note 3), and due to the crisis in the financial markets, transferred trading securities of EUR 4,555 million to available-for-sale securities and EUR 30 million to held-to-maturity securities.

NOTE 11:    DERIVATIVES

        Derivatives utilized by the Group include interest rate, cross currency interest rate and foreign exchange swaps, financial futures, outright foreign exchange forwards and option contracts.

        Interest-rate swap transactions generally involve the exchange of fixed and floating-rate interest payment obligations over a prescribed period of time without the exchange of the underlying principal amounts. Cross currency interest rate swaps generally involve the exchange of both interest and principal amounts in two different currencies over a prescribed period of time. Foreign exchange swaps involve the exchange through simultaneous spot and forward foreign exchange transactions of principal amounts in two different currencies. Financial future contracts are contracts in which the buyer agrees to purchase and the seller agrees to make delivery of a specific financial instrument at a predetermined price or yield. Outright foreign exchange forward contracts are agreements to exchange at a specified future date, currencies of different countries at a specified rate. An option contract is an agreement that conveys to the purchaser the right, but not the obligation, to buy or sell a quantity of a financial instrument, index, or currency at a predetermined rate or price during a period or at a time in the future. Option agreements can be transacted on organized exchanges or directly between parties.

Asset—Liability management activities

        Interest rate and foreign exchange contracts are utilized in the Group's Asset Liability Management ("ALM") process. The Group maintains an overall interest rate risk management strategy that incorporates the use of interest rate contracts to minimize significant unplanned fluctuations in fair value caused by interest rate volatility. As a result of interest rate fluctuations, hedged fixed-rate assets

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    DERIVATIVES (Continued)

and liabilities appreciate or depreciate in market value. Gains or losses on the derivative instruments that are linked to the hedged fixed-rate assets and liabilities are expected to substantially offset this appreciation or depreciation. The Group uses foreign currency contracts to manage the foreign exchange risk associated with certain foreign denominated assets and liabilities.

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

        The Group also economically hedges against its net investment in consolidated foreign operations with functional currencies other than the Euro using synthetic forward foreign exchange contracts. These derivatives do not qualify for hedge accounting under ASC 815 "Derivatives and Hedging", although the management of the Group believes that they provide effective economic hedges.

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

Fair value of derivative instruments reported in the balance sheet

        The following tables present the contract or notional amounts and the fair value amounts (which represent the maximum exposure to credit risk) at December 31, 2008 and 2009 of the Group's derivative asset and liability positions held for trading and hedging purposes. These derivative positions are primarily executed in the over-the-counter market. The credit risk amounts presented below do not consider the value of any collateral held.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    DERIVATIVES (Continued)

Derivative Assets(1)

	2008		2009
	Contract/ Notional amount	Fair value	Contract/ Notional amount	Fair value
	(EUR in thousands)		(EUR in thousands)
Cross currency interest rate swaps	1,634,908	183,217	2,168,376	131,049
Financial futures	33,672	3,365	3,229,732	39,842
Foreign exchange swaps	2,186,674	96,497	3,078,929	106,581
Forward rate agreements	35,785	2,093	24,367	629
Interest rate swaps	25,955,148	1,173,609	30,622,362	1,512,920
Options	2,861,207	83,073	3,855,720	72,789
Outright foreign exchange forwards	266,556	12,486	371,144	7,451

Total	32,973,950	1,554,340	43,350,630	1,871,261

Derivative Liabilities(1)

	2008		2009
	Contract/ Notional amount	Fair value	Contract/ Notional amount	Fair value
	(EUR in thousands)		(EUR in thousands)
Cross currency interest rate swaps	1,885,359	198,786	1,340,197	163,072
Financial futures	4,473,082	36,253	1,083,455	29,747
Foreign exchange swaps	5,749,626	339,591	2,371,779	23,136
Forward rate agreements	120,428	10,003	56,107	264
Interest rate swaps	28,804,469	917,233	25,675,742	1,068,706
Options	750,727	60,836	1,724,510	39,973
Outright foreign exchange forwards	220,463	5,113	554,782	5,115

Total	42,004,154	1,567,815	32,806,572	1,330,013

(1)
Includes both long and short derivative positions.

        The average fair value of derivative assets for 2008 and 2009 were EUR 838,988 thousand and EUR 1,816,687 thousand, respectively. The average fair value of derivative liabilities for 2008 and 2009 were EUR 983,038 thousand and EUR 1,388,009 thousand, respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    DERIVATIVES (Continued)

Gains and losses on derivative instruments

        Gains and losses on derivative instruments are presented within Net trading (loss) in the Income Statement and for the year ended December 31, 2009 are analyzed as follows:

2009
Net gains/(losses)
(EUR in thousands)
Cross currency interest rate swaps	19,487
Financial futures	(6,590)
Foreign exchange swaps	44,215
Forward rate agreements	15,059
Interest rate swaps	(243,487)
Options	(852)
Outright foreign exchange forwards	4,473

Total	(167,695)

NOTE 12:    AVAILABLE-FOR-SALE SECURITIES

        The amortized cost of available-for-sale securities and their approximate fair values at December 31, comprised:

	2008
Available-for-sale securities	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	(EUR in thousands)
Greek government bonds	7,671,181	11,916	(443,715)	7,239,382
Debt securities issued by other governments and public entities	2,622,413	25,422	(43,982)	2,603,853
Corporate debt securities issued by companies incorporated in Greece	318,654	242	(45,465)	273,431
Corporate debt securities issued by companies incorporated outside Greece	1,691,506	1,014	(328,337)	1,364,183
Equity securities issued by companies incorporated in Greece	353,372	25	(192,215)	161,182
Equity securities issued by companies incorporated outside Greece	101,764	4,625	(3,079)	103,310
Mutual Fund units	579,724	1,355	(75,579)	505,500

Total	13,338,614	44,599	(1,132,372)	12,250,841

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12:    AVAILABLE-FOR-SALE SECURITIES (Continued)

	2009
Available-for-sale securities	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	(EUR in thousands)
Greek government bonds	9,945,165	20,264	(661,831)	9,303,598
Debt securities issued by other governments and public entities	3,195,125	64,961	(37,636)	3,222,450
Corporate debt securities issued by companies incorporated in Greece	924,228	4,159	(73,897)	854,490
Corporate debt securities issued by companies incorporated outside Greece	1,587,378	22,443	(92,964)	1,516,857
Equity securities issued by companies incorporated in Greece	221,689	957	(1,636)	221,010
Equity securities issued by companies incorporated outside Greece	44,542	6,030	(1,699)	48,873
Mutual Fund units	588,759	4,068	(19,409)	573,418

Total	16,506,886	122,882	(889,072)	15,740,696

        As at December 31, 2008 and 2009, the Group did not hold any US Federal debt securities.

        The following table presents net gains/(losses) on available for sale securities for 2007, 2008 and 2009.

	2007	2008	2009
	(EUR in thousands)
Gross realized gains on sales of available for sale portfolio	175,469	31,331	398,149
Gross realized losses on sales of available for sale portfolio	(44,664)	(5,144)	(48,220)
Other-Than-Temporary-Impairment of available for sale debt securities	—	(4,165)	(151,474)
Other-Than-Temporary-Impairment of available for sale equity securities and mutual funds	(989)	(13,607)	(206,854)

Net gains/(losses) on available for sale securities	129,816	8,415	(8,399)

        The following table presents the current fair value and the associated unrealized losses of available-for-sale securities in an unrealized loss position as at December 31, 2008. The table also

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12:    AVAILABLE-FOR-SALE SECURITIES (Continued)

discloses whether these securities have had unrealized losses for periods less than 12 months or for 12 months or longer.

	2008
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(EUR in thousands)
Available-for-sale securities
Greek government bonds	5,434,958	(371,385)	951,151	(72,330)	6,386,109	(443,715)
Debt securities issued by other governments and public entities	525,071	(10,274)	1,894,926	(33,708)	2,419,997	(43,982)
Corporate debt securities issued by companies incorporated in Greece	131,264	(43,249)	69,622	(2,216)	200,886	(45,465)
Corporate debt securities issued by companies incorporated outside Greece	1,091,253	(250,584)	202,350	(77,753)	1,293,603	(328,337)
Equity securities issued by companies incorporated in Greece	131,124	(149,594)	27,901	(42,621)	159,025	(192,215)
Equity securities issued by companies incorporated outside Greece	3,223	(3,053)	49	(26)	3,272	(3,079)
Mutual Fund units	166,933	(51,167)	102,119	(24,412)	269,052	(75,579)

Total	7,483,826	(879,306)	3,248,118	(253,066)	10,731,944	(1,132,372)

        The following table presents the current fair value and the associated unrealized losses of available-for-sale securities in an unrealized loss position as at December 31, 2009. The table also

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12:    AVAILABLE-FOR-SALE SECURITIES (Continued)

discloses whether these securities have had unrealized losses for periods less than 12 months or for 12 months or longer.

	2009
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(EUR in thousands)
Available-for-sale securities
Greek government bonds	2,888,035	(269,737)	2,659,117	(392,094)	5,547,152	(661,831)
Debt securities issued by other governments and public entities	190,803	(1,170)	660,137	(36,466)	850,940	(37,636)
Corporate debt securities issued by companies incorporated in Greece	241,884	(25,307)	88,197	(48,590)	330,081	(73,897)
Corporate debt securities issued by companies incorporated outside Greece	145,958	(14,304)	398,241	(78,660)	544,199	(92,964)
Equity securities issued by companies incorporated in Greece	6,053	(1,099)	2,921	(537)	8,974	(1,636)
Equity securities issued by companies incorporated outside Greece	141	(16)	2,947	(1,683)	3,088	(1,699)
Mutual Fund units	84,952	(914)	199,163	(18,495)	284,115	(19,409)

Total	3,557,826	(312,547)	4,010,723	(576,525)	7,568,549	(889,072)

        Impairment of available-for-sale debt securities and marketable equity securities and mutual fund units is based on a variety of factors, including the length of time and extent to which the market value has been less than cost, the financial condition of the issuer of the security, and our intent and ability to hold the security to recovery. As part of our impairment analysis, we frequently update our expectations based on actual historical evidence that recovery has not yet occurred. Specifically, when unrealized losses persist, we obtain greater and more detailed objective evidence regarding the future earnings potential and the underlying business economics of the issuers and the share price trend.

        The vast majority of our holdings in debt securities comprise of Greek government bonds, for which the bank is a market maker, and other sovereign debt instruments. Except for debt securities that the Group intends to sell, the unrealized losses associated with the debt securities are not considered to be other than temporary because the Group neither intends nor expects it will be required to sell these debt securities before the recovery of their amortized cost basis, and the Group has determined that a credit loss does not exist in relation to these securities because it does not expect that they will default on any payment due. During 2009 the Group recognized Other-Than-Temporary-Impairment ("OTTI") in relation to certain debt securities that the Group intends to sell.

        During 2009 the Group recognized OTTI in relation to the majority of its equity securities and mutual fund units held with significant and prolonged unrealized losses. Gross unrealized losses existing for twelve months or more for equity securities relate to minor investments. For the majority of these investments the unrealized loss is less than 20% and for the remaining it is marginally above 20%. All mutual fund units with unrealized losses existing for twelve months or more have losses of less than 20%.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12:    AVAILABLE-FOR-SALE SECURITIES (Continued)

        The scheduled maturities of available-for-sale securities at December 31, 2009 were as follows:

	Available-for-Sale Securities
	Amortized Cost	Fair Value
	(EUR in thousands)
Due in one year or less	1,330,783	1,341,039
Due from one to five years	6,013,279	5,778,942
Due from five to ten years	4,629,635	4,304,844
Due after ten years	3,678,200	3,472,570

Total debt securities	15,651,897	14,897,395
Other non debt securities	854,990	843,301

Total	16,506,887	15,740,696

NOTE 13:    EQUITY METHOD INVESTMENTS

        The Group has investments that are accounted for using the equity method of accounting. The summarized financial information below represents an aggregation of the Group's non-subsidiary investees.

	2007	2008	2009
	(EUR in thousands)
Equity method investments	75,707	56,988	25,327
Revenue	1,110,999	696,986	258,841
Gross profit	94,264	19,186	(19,054)
Net earnings	25,131	(75,033)	(128,247)
Group's equity in net earnings	23,199	(20,664)	(18,550)
Dividends received by the Group	3,438	1,889	389
Balance Sheet data as at December 31
Current assets	3,972,003	383,812	177,876
Non-current assets	1,836,152	1,710,251	696,071
Current liabilities	427,373	357,550	235,615
Non-current liabilities	5,266,481	1,648,352	642,407
Net assets	114,301	88,161	(4,075)
Group's equity in net assets	47,588	24,800	23,136

        On September 15, 2009, the Group disposed of its investment in Phosphoric Fertilizers Industry S.A. The total consideration agreed, amounted to EUR 18.9 million, EUR 2.6 million of which has been deposited in an escrow account to set off contingent liabilities. The loss realized upon disposal amounted to EUR 10.0 million.

        On July 10, 2009 the Bank disposed of a 20% of its participation in Social Securities Funds Management S.A. reducing its participation from 40% to 20%. The consideration agreed, amounted to EUR 1.3 million. The gain realized upon disposal of 20% amounted to EUR 0.6 million.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    EQUITY METHOD INVESTMENTS (Continued)

        On July 16, 2008 the Bank disposed of its 30% associate, Siemens Enterprise Communications S.A. The total consideration agreed, amounted to EUR 11.4 million. On December 23, 2008 the Bank disposed of its 20.23% associate, Hellenic Countryside S.A. The total consideration agreed, amounted to EUR 3.5 million. The loss realised upon disposal of the above equity investments amounted to EUR 3.1 million.

        On April 19, 2007 the Group disposed of its 26% investment in AGET Heracles Cement Co. S.A. ("AGET"); a publicly traded (on the ATHEX) Greek company and a leading producer of cement and related products, at a price of EUR 17.40 per share for a total consideration of EUR 321.6 million. In 2007, included in "equity in earnings of investees" in the consolidated statement of income is EUR 5.4 million relating to the Group's share in AGET's net earnings up to the date of disposal and the before tax gain on disposal of the investment in AGET of EUR 131.5 million.

NOTE 14:    LOANS AND ALLOWANCE FOR LOAN LOSSES

        Loans granted by the Group according to type of loan, which represents the Group's concentration of credit risk, at December 31, 2008 comprised:

	2008
	Greek residents	Foreign	Total
	(EUR in thousands)
Consumer:
Residential mortgages	17,772,186	3,466,936	21,239,122
Credit card	1,722,520	1,844,527	3,567,047
Auto financing	250,130	319,705	569,835
Other consumer	4,622,064	2,445,982	7,068,046

Total consumer	24,366,900	8,077,150	32,444,050

Commercial:
Industry and mining	3,431,239	2,237,964	5,669,203
Small scale industry	1,857,602	1,802,722	3,660,324
Trade	7,290,620	2,279,365	9,569,985
Construction	1,216,237	1,776,701	2,992,938
Tourism	312,513	423,302	735,815
Shipping and transportation	1,882,210	593,026	2,475,236
Commercial mortgages	832,593	1,260,464	2,093,057
Public sector	8,101,757	120,290	8,222,047
Other	647,654	2,417,140	3,064,794

Total commercial	25,572,425	12,910,974	38,483,399

Total loans	49,939,325	20,988,124	70,927,449
Unearned income	(187,135)	(273,270)	(460,405)

Loans, net of unearned income	49,752,190	20,714,854	70,467,044
Less: Allowance for loan losses	(838,171)	(394,455)	(1,232,626)

Total Net Loans	48,914,019	20,320,399	69,234,418

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        Loans made by the Group according to type of loan, which represents the Group's concentration of credit risk, at December 31, 2009 comprised:

	2009
	Greek residents	Foreign	Total
	(EUR in thousands)
Consumer:
Residential mortgages	19,411,436	3,841,014	23,252,450
Credit card	1,913,804	2,403,912	4,317,716
Auto financing	433,563	263,254	696,817
Other consumer	4,890,722	2,680,275	7,570,997

Total consumer	26,649,525	9,188,455	35,837,980

Commercial:
Industry and mining	3,471,756	2,653,578	6,125,334
Small scale industry	2,066,500	1,663,914	3,730,414
Trade	8,280,514	3,412,668	11,693,182
Construction	1,252,555	1,461,677	2,714,232
Tourism	493,206	335,369	828,575
Shipping and transportation	1,876,137	676,727	2,552,864
Commercial mortgages	925,085	613,213	1,538,298
Public sector	8,522,357	383,686	8,906,043
Other	421,479	1,697,936	2,119,415

Total commercial	27,309,589	12,898,768	40,208,357

Total loans	53,959,114	22,087,223	76,046,337
Unearned income	(28,711)	(183,722)	(212,433)

Loans, net of unearned income	53,930,403	21,903,501	75,833,904
Less: Allowance for loan losses	(1,325,085)	(740,093)	(2,065,178)

Total Net Loans	52,605,318	21,163,408	73,768,726

        Included in the above tables for 2008 and 2009 are loans that are economically hedged for interest rate risk, for which the Group elected to apply the Fair Value Option provided by ASC 825 "Financial Instruments" and measure them at fair value with changes recognized in the income statement. The fair value and outstanding principal balance of these loans at December 31, 2009 was EUR 846,588 thousand and EUR 797,143 thousand respectively (EUR 1,217,420 thousand and EUR 1,169,901 thousand respectively at December 31, 2008). Net gains resulting from changes in the fair value of these loans of EUR 108,260 thousand and EUR 9,136 thousand in 2008 and 2009 respectively were recorded in net interest income before provision for loan losses.

        Also, included in the above tables are loans for lease financing amounting to EUR 2,300,993 thousand and EUR 2,072,794 thousand in 2008 and 2009 respectively, which were not eligible for the fair value option. Such loans are specifically excluded from the fair value option election in accordance with ASC 825 "Financial Instruments".

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        An analysis of the change in the allowance for loan losses for the years ended December 31, follows:

	2007	2008	2009
	(EUR in thousands)
Balance at beginning of year	1,224,757	1,132,952	1,232,626
Subsidiaries acquired	6,582	—	—
Provision for loan losses	190,755	425,537	998,448
Write-offs	(341,572)	(322,240)	(196,312)
Recoveries	46,023	42,433	29,663

Net Write-offs	(295,549)	(279,807)	(166,649)
Translation differences	6,407	(46,056)	753

Allowance at end of year	1,132,952	1,232,626	2,065,178

        Allowance at end of year includes EUR 79,565 thousand at December 31, 2008 and EUR 173,840 thousand at December 31, 2009, which relates to allowance for loan losses on the performing loan portfolio.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        Non-performing loans by sector, which the Group considers to be impaired at December 31, comprised:

	2008
	Greek residents	Foreign	Total
	(EUR in thousands)
Consumer:
Residential mortgages	459,336	39,039	498,375
Credit card	95,545	73,746	169,291
Auto financing	3,124	19,228	22,352
Other consumer	236,650	105,979	342,629

Total consumer	794,655	237,992	1,032,647

Commercial:
Industry and mining	80,569	81,111	161,680
Small scale industry	68,758	121,266	190,024
Trade	200,035	97,008	297,043
Construction	40,912	44,117	85,029
Tourism	17,915	19,748	37,663
Shipping and transportation	13,179	12,834	26,013
Commercial mortgages	11,150	12,939	24,089
Public sector	33,077	—	33,077
Other	5,762	54,007	59,769

Total commercial	471,357	443,030	914,387

Total loans	1,266,012	681,022	1,947,034
Less: Allowance for loan losses	(721,468)	(431,593)	(1,153,061)

	544,544	249,429	793,973

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        Non-performing loans by sector, which the Group considers to be impaired at December 31, comprised:

	2009
	Greek residents	Foreign	Total
	(EUR in thousands)
Consumer:
Residential mortgages	846,547	92,617	939,164
Credit card	276,035	213,806	489,841
Auto financing	7,394	33,139	40,533
Other consumer	627,849	254,625	882,474

Total consumer	1,757,825	594,187	2,352,012

Commercial:
Industry and mining	71,617	176,999	248,616
Small scale industry	95,917	129,041	224,958
Trade	327,679	205,762	533,441
Construction	59,680	88,275	147,955
Tourism	13,629	28,736	42,365
Shipping and transportation	20,614	40,216	60,830
Commercial mortgages	14,280	19,351	33,631
Public sector	33,761	22	33,783
Other	7,500	2,557	10,057

Total commercial	644,677	690,959	1,335,636

Total loans	2,402,502	1,285,146	3,687,648
Less: Allowance for loan losses	(1,173,770)	(717,568)	(1,891,338)

	1,228,732	567,578	1,796,310

        Impaired loans for which there is a related allowance for loan losses amounted to EUR 1,861,041 thousand at December 31, 2008 and EUR 3,584,398 thousand at December 31, 2009. The allowance related to those loans amount to EUR 1,153,061 thousand and EUR 1,891,338 thousand respectively. Impaired loans for which there is no allowance for credit losses amount to EUR 85,993 thousand and EUR 103,250 thousand at December 31, 2008 and 2009 respectively.

	2007	2008	2009
	(EUR in thousands)
Average recorded investment in impaired loans	1,677,161	1,760,756	3,035,646
Interest recognized	23,464	33,537	30,377

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Collateral

        The most common practice we use to mitigate credit risk is the taking of security for funds advances. We implement guidelines on the acceptability of specific classes of collateral. The principal collateral types for loans and advances are:

  •
  Mortgages over residential properties;

  •
  Charges over business assets such as premises, ships;

  •
  Vehicles, inventory and accounts receivable;

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

Securitized loans

        Loans include securitized loans as follows:

Securitization of loans	2008	2009
	(EUR in thousands)
Commercial loans (Eterika Plc—July 2008)	1,257,624	1,262,548
Consumer loans (Revolver 2008—1 Plc—December 2008)	1,153,518	1,156,163
Credit cards (Revolver 2008—1 Plc—December 2008)	1,172,298	1,283,375
Receivables from Public sector (Titlos Plc—February 2009)	—	5,388,235

Total	3,583,440	9,090,321

        On July 31, 2008, the Group issued EUR 1,340 million Asset Backed Floating Rate Notes due in June 2035, which are backed by a pool of commercial loans. The Notes are split into EUR 975 million class A notes with interest paid quarterly at a rate of three month EURIBOR plus a margin of 30 bps and EUR 365 million class B notes with interest paid quarterly at a rate of three month EURIBOR plus a margin of 250 bps. The notes were issued through Eterika Plc, a Variable Interest Entity incorporated in the U.K. Eterika Plc paid for the receivables that were sold and assigned to it by the Bank (the transferor) from the proceeds of the issuance of the notes. Eterika Plc entered into a subordinated loan agreement with the Bank in order to fund the reserve account, which is used as credit enhancement to support its rating. As at December 31, 2008 and 2009 the balance of the subordinated loan was EUR 53.6 million and EUR 54.3 million, respectively. In May 2010, this transaction was unwound with the loans being sold back to the transferor in exchange for the notes.

        On December 12, 2008, the Group issued EUR 1,768.9 million Secured Floating Rate Notes due in September 2020, which are backed by a pool of receivables arising from revolving consumer loans

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

and credit card accounts. The notes are split into EUR 1,500 million class A notes with interest paid monthly at a rate of one month EURIBOR plus 30 bps and EUR 268.9 million class B notes with interest paid monthly at a rate of one month EURIBOR plus 60 bps. The class A notes are currently rated A by Fitch. The Group retains the option to call the notes on any interest payment date and reissue a new series, or sell them as is to investors.

        The secured notes were issued through two VIEs, "Revolver APC Limited" (the Asset Purchase Company "APC", incorporated in the U.K.) and "Revolver 2008-1 Plc" (the Issuer). APC paid for the receivables that were sold and assigned to it by the Bank (the Transferor) from the proceeds of the issuance of a limited recourse note (Series 2008-1 APC loan note) to the issuer. The Issuer financed the acquisition of the Series 2008-1 APC loan note from the proceeds of the issuance of the secured notes.

        In December 2009 APC entered into a new Subordinated Loan Agreement with the Bank amounting to EUR 159.2 million in order to increase the amount deposited by APC into the APC cash collateral account. As at December 31, 2008 and 2009, the balances of the subordinated loans were EUR 35.4 million and EUR 159.4 million, respectively. The Bank, at its discretion, may make further advances to APC under the APC Subordinated loan agreement, where the transfer of interest is less than the minimum transfer of interest.

        On February 26, 2009, the Group issued through a U.K. incorporated VIE "Titlos Plc", EUR 5,100 million floating rate asset backed notes due in September 2039. Commencing in September 2009, the notes pay interest semi-annually on the 20th day of each March and September at a rate of six month EURIBOR plus 50 bps per annum. The notes are currently rated Ba2 by Moody's. The Bank retains the option to call the notes on any re-novation date or on any optional redemption date and reissue a new series or sell the notes to investors.

        All of the above notes issued are not presented within "Long-term debt" and the loans are not derecognized as the Bank is the owner of the issued secured notes and primary beneficiary of the three variable interest entities.

Covered bonds

        On November 28, 2008, the Group issued two series of covered bonds each for EUR 1 billion, with a maturity of five and six years, respectively (with a one-year extension option), which are secured primarily by residential mortgage loans, interest paid quarterly at a rate of ECB's refinancing rate plus a margin of 65 bps and 70 bps respectively. The issue forms part of the Bank's EUR 10 billion covered bonds program established on November 26, 2008.

        On September 1, 2009, the Group sold to institutional investors, part of the above securities, with nominal value of EUR 100 million (EUR 50 million from each issue) which are presented within "Long-term debt" (Note 25).

        On October 7, 2009, the Group issued the 3rd series of covered bonds of EUR 1.5 billion, with a maturity of seven years, which are secured primarily by residential mortgage loans and have interest paid annually at a fixed coupon rate of 3,875%. The issue forms part of the existing Bank's EUR 10 billion covered bonds program. This issue is presented within "Long-term debt" (Note 25) since all bonds were sold to domestic and foreign investors.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        All covered bonds series issued under this program are currently rated Baa3 by Moody's and A- by Fitch.

        Any notes not sold to investors are not presented within "Long-term debt", since these securities are held by the Group.

NOTE 15:    GOODWILL, SOFTWARE AND OTHER INTANGIBLES

        The following presents the allocation of goodwill by segment for December 31:

	2008
	Opening 2008	Additions	Impairment/ write-offs	Disposals	Closing 2008
	(EUR in thousands)
Global Markets and Asset Management	7,956	—	—	—	7,956
International	498,659	(4,229)	(4,585)	(24,068)	465,777
Turkish Operations	2,952,883	(345,574)*	—	—	2,607,309
Insurance	235,265	4,032	—	—	239,297
Other	70,641	11,989	—	—	82,630

Total	3,765,404	(333,782)	(4,585)	(24,068)	3,402,969

*
Of which EUR 284,901 relates to the step acquisition of 9.679% in Finasbank in September 2008 (see below).

        Despite the goodwill arising from the amount paid to minority shareholders in Finansbank upon the exercise of the puttable instruments held by the Fiba holders on September 26, 2008, the decrease in Turkish Operations is due to the negative foreign exchange differences amounting to EUR 638.9 million. The change in International operations relates to increase in shareholding in South Eastern Europe subsidiaries as well as additions and disposals in other private equity business activities of the Group net of negative foreign exchange differences amounting to EUR 42.6 million. In other Greek investments as well as in Insurance the increase is due to the goodwill arising from the participation in the share capital increase of Astir Palace Vouliagmenis S.A. and EI respectively.

	2009
	Opening 2009	Additions	Impairment/ write-offs	Disposals	Closing 2009
	(EUR in thousands)
Global Markets and Asset Management	7,956	—	—	—	7,956
International	465,777	11,202	—	(758)	476,221
Turkish Operations	2,607,309	(7,166)		—	2,600,143
Insurance	239,297	—	—	—	239,297
Other	82,630	—	—	—	82,630

Total	3,402,969	4,036	—	(758)	3,406,247

        The decrease in Turkish Operations is due to the negative foreign exchange differences amounting to EUR 7.2 million. The change in International relates to additions and disposals in other private

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15:    GOODWILL, SOFTWARE AND OTHER INTANGIBLES (Continued)

equity business activities of the Group net of negative foreign exchange differences amounting to EUR 15 million.

        The goodwill upon acquisition of the additional 43.90% shareholding of Finansbank acquired in January 2007 together with the additional 9.68% of Finansbank in September 2008, is presented below:

	January 2007	September 2008
	(EUR in thousands)
% acquired	43.90%	9.68%
Fair values at acquisition date

Total consideration less cash and cash equivalents acquired	1,149,364	487,415

Assets acquired and liabilities assumed:
Cash and cash equivalents	586,039	616,340
Due from banks	1,488,850	873,094
Trading assets, derivatives and available-for-sale securities	1,392,312	2,281,485
Net loans	6,563,599	11,575,596
Software and other intangibles	9,245	23,336
Intangibles recognized:
—trade names	161,094	181,800
—customer relationships	125,873	144,400
—core deposits	36,338	44,100
—Mutual funds contracts	—	30,500
—software	14,446	20,000
Premises and equipment, net	137,905	200,585
Other assets	299,630	249,116
Deposits	(6,877,613)	(10,664,436)
Short term and long term borrowings	(1,927,497)	(2,444,372)
Other liabilities	(724,127)	(967,062)
Contingent liabilities	—	(72,183)

Total net assets	1,286,094	2,092,299

Group's share of net identifiable assets	564,492	202,514

Goodwill on acquisition	1,170,911	284,901

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15:    GOODWILL, SOFTWARE AND OTHER INTANGIBLES (Continued)

        The gross carrying amount and accumulated amortization relating to software and other intangibles at December 31, are presented below:

	2008			2009
	Software	Other intangibles	Total	Software	Other intangibles	Total
	(EUR in thousands)
Gross carrying amount	309,995	414,028	724,023	415,510	379,113	794,623
Accumulated amortization	(213,820)	(78,069)	(291,889)	(248,594)	(106,893)	(355,487)

Net book value	96,175	335,959	432,134	166,916	272,220	439,136

        As at December 31, 2009, other intangibles include intangibles identified upon the acquisition of acquired entities and consist of core deposits of EUR 31,679 thousand (EUR 38,288 thousand as at December 31, 2008), customer relationships of EUR 92,991 thousand (EUR 110,053 thousand as at December 31, 2008), software of EUR 10,716 thousand (EUR 11,648 thousand as at December 31, 2008), all of which have finite lives and trade names of EUR 145,561 thousand (EUR 146,802 thousand as at December 31, 2008) and mutual funds contracts of EUR 2,485 thousand (EUR 2,492 thousand as at December 31, 2008) which have indefinite lives. The estimated useful lives of core deposits and customer relationships are 6-11 years and software 11-14 years.

        Amortization expense on software and other intangibles amounted to EUR 48,235 thousand, EUR 58,073 thousand and EUR 65,260 thousand in 2007, 2008 and 2009 respectively. The Group estimates that aggregate amortization expense for the five succeeding fiscal years will be approximately EUR 62,455 thousand, EUR 54,021 thousand, EUR 45,317 thousand, EUR 39,015 thousand and EUR 34,417 thousand for years 2010 through 2014 respectively.

NOTE 16:    PREMISES AND EQUIPMENT AND LEASE COMMITMENTS

        Premises and equipment at December 31, comprised:

	2008	2009
	(EUR in thousands)
Land	199,247	207,926
Buildings	757,267	833,911
Leasehold improvements	179,575	225,058
Furniture, fittings, machinery and vehicles	914,233	1,005,630

Total, at cost	2,050,322	2,272,525
Less: accumulated depreciation	(959,520)	(1,077,823)

Net book value	1,090,802	1,194,702

        Certain Group premises and equipment are leased under various operating leases. Rental expense amounted to EUR 83,643 thousand, EUR 101,441 thousand and EUR 110,296 thousand for the years ended December 31, 2007, 2008 and 2009 respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16:    PREMISES AND EQUIPMENT AND LEASE COMMITMENTS (Continued)

        Future minimum rental commitments under non-cancellable operating leases are presented below. The Group did not enter into any material capital leases during 2009.

Operating Leases
(EUR in thousands)
2010	76,718
2011	62,428
2012	57,674
2013	77,456
2014	45,171
Thereafter	131,451

Total minimum lease payments	450,898

NOTE 17:    OTHER ASSETS

        Other assets at December 31, comprised:

	2008	2009
	(EUR in thousands)
Insurance related assets	718,205	820,271
Deferred tax assets	1,068,533	396,029
Prepaid income taxes	172,093	256,542
Assets acquired through foreclosure proceedings	107,680	158,060
Brokerage auxiliary funds	22,793	19,757
Brokerage services settlement receivables	19,464	10,710
Private equity: Investees Assets	55,580	69,387
Prepaid expenses	84,963	99,140
Advances to employees	11,544	61,994
Unlisted equity securities	56,211	74,738
Hellenic Deposit and Investment Guarantee Fund	54,743	110,472
Receivables from Greek State	202,489	140,839
Checks and credit card transactions under settlement	145,213	128,977
Securities transactions under settlement	20,819	362,709
Other	498,627	529,201

Total	3,238,957	3,238,826

        In accordance with article 6 of Law 3714/7.11.2008 the amount of deposits guaranteed by the deposit guarantee fund, increased from EUR 20,000 to EUR 100,000. Therefore, the contribution paid by banks to the fund also increased with additional contributions from 2008 onwards. The Law 3746/16.2.2009 renamed the fund to "Hellenic Deposit and Investment Guarantee Fund (HDIGF)" and provides that the difference between the regular annual contributions of credit institutions resulting from the application of article 6 of Law 3714/2008 will be included in a special assets group whose elements are jointly included in the proportion of each participant in the credit institutions.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18:    ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

        The Group classified the assets and liabilities of the warehouse section of the Group (note 4) as held for sale from the point it took the binding decision to dispose of the warehouse section and made all the necessary arrangements to locate a buyer. Although the management of the Group remains at its initial strategy to dispose of the warehousing section, the prolonged severe financial crisis did have an unfavorable effect on concluding a sale with potential buyers and it is unlikely that a disposal will take place even in 2010. Therefore, management believes that classification of the warehousing section as non-current assets held for sale is no longer appropriate and thus, re-classified the amounts to the appropriate line items in the statement of financial position. These assets were measured at the carrying amount before they were classified as held for sale, adjusted for any depreciation expense that would have been recognized had the assets been continuously classified as held and used, because that amount was higher than the fair value at the date of the subsequent decision not to sell. The impact on the income statement for the year ending 2009 is EUR 3,477 thousand of which EUR 1,293 thousand and EUR 884 thousand relate to 2008 and 2007 respectively.

        In 2008, the assets classified as held for sale were included under the segment "Other" (note 38).

	2008	2009
	(EUR in thousands)
Cash and due from banks	10	—
Premises and equipment, net	52,886	—
Other assets	18,258	—

Total assets	71,154	—
Accounts payable, accrued expenses and other liabilities	(6,322)	—

Net assets held for sale	64,832	—

NOTE 19:    PLEDGED ASSETS

        At December 31, 2008 and 2009, the Group pledged to central banks to increase borrowing capacity and to other third parties to secure public deposits and for other purposes, bonds and other assets, principally securities, of EUR 10,449,783 thousand and EUR 16,688,178 thousand, respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 20:    DEPOSITS

        The aggregate amount of short-term certificates of deposit, each with a minimum denomination of EUR 69,416, which approximates USD 100,000, was EUR 787,906 thousand at December 31, 2009. As at December 31, 2009, interest-bearing deposits with scheduled maturities in excess of one year were EUR 476,139 thousand.

        Deposits made by Greek residents and foreign customers at December 31, comprised:

	2008			2009
	Greek residents	Foreign	Total	Greek residents	Foreign	Total
	(EUR in thousands)			(EUR in thousands)
Interest bearing:
Public sector	179,380	129,325	308,705	151,123	176,785	327,908
Private sector:
Corporations	4,620,567	4,045,340	8,665,907	3,690,658	4,996,019	8,686,677
Individuals	45,659,993	7,642,610	53,302,603	47,855,096	8,620,645	56,475,741
Interbank	9,984,258	3,176,525	13,160,783	11,660,997	4,984,526	16,645,523

Total interest bearing deposits	60,444,198	14,993,800	75,437,998	63,357,874	18,777,975	82,135,849

Non-interest bearing:
Public sector	1,869,934	18,299	1,888,233	1,908,245	46,793	1,955,038
Private sector:
Corporations	1,569,690	548,570	2,118,260	1,772,987	618,753	2,391,740
Individuals	325,635	574,598	900,233	537,288	524,595	1,061,883
Interbank	80,405	97,656	178,061	121,529	168,372	289,901

Total non-interest bearing deposits	3,845,664	1,239,123	5,084,787	4,340,049	1,358,513	5,698,562

Total:
Public sector	2,049,314	147,624	2,196,938	2,059,368	223,578	2,282,946
Private sector:
Corporations	6,190,257	4,593,910	10,784,167	5,463,645	5,614,772	11,078,417
Individuals	45,985,628	8,217,208	54,202,836	48,392,384	9,145,240	57,537,624
Interbank	10,064,663	3,274,181	13,338,844	11,782,526	5,152,898	16,935,424

Total deposits	64,289,862	16,232,923	80,522,785	67,697,923	20,136,488	87,834,411

        Included in the above table are interest bearing deposits of EUR 2,788,892 thousand and EUR 808,669 thousand for 2008 and 2009 respectively that are accounted for at fair value. Such instruments are accounted for at fair value because they have embedded derivatives and the Group elected to account for them at fair value rather than separating the embedded derivatives, or because they are managed on a fair value basis and the Group elected to apply the fair value option provided by ASC 825 "Financial Instruments". During 2008 and 2009 losses of EUR (128,101) thousand and EUR (13,462) thousand, respectively, relating to fair value changes of these deposits were included in Net trading loss.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 21:    SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

        Information concerning securities sold under agreements to repurchase is summarized as follows:

	2008	2009
	(EUR in thousands)
Securities sold under agreements to repurchase	1,757,153	4,485,440
Securities sold under agreements to repurchase:
Average outstanding during the year	4,197,105	3,877,534
Weighted average interest rate during the year	6.21%	2.32%
Weighted average interest rate at year end	4.25%	0.83%
Amount outstanding at month end:
January	3,965,055	2,739,742
February	5,086,100	3,339,847
March	4,545,518	3,388,670
April	4,555,737	3,915,039
May	4,051,422	3,626,470
June	4,567,642	2,287,075
July	3,886,653	3,916,264
August	4,032,826	5,386,574
September	4,943,570	5,202,192
October	4,940,862	5,316,094
November	4,726,092	5,047,640

        Securities sold under agreements to repurchase are recorded at the amount of cash received in connection with the transaction. Maturities of such agreements to repurchase are typically overnight to six months.

NOTE 22:    OTHER BORROWED FUNDS

        Included in other borrowed funds are debt issues with a maturity of one year or less. These borrowings had a balance of EUR 537,315 thousand and EUR 310,784 thousand in 2008 and 2009, respectively.

        On December 11, 2009, Finansbank redeemed a floating rate syndication loan amounting to USD 470 million, with a maturity of one year.

        The weighted average interest rate of other borrowed funds was 9.54% and 4.31% in 2008 and 2009 respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 23:    ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES

        Accounts payable, accrued expenses and other liabilities at December 31, comprised:

	2008	2009
	(EUR in thousands)
Accrued expenses and deferred income	79,164	94,160
Amounts due to re-insurers	27,731	24,670
Income and other taxes payable	126,914	163,437
Accounts payable	368,135	439,597
Payroll related accruals	49,793	68,972
Private equity: liabilities of investee entities	117,722	142,429
Unsettled transactions on debt securities	11,793	781,154
Accrued interest and commissions	529,812	386,452
Deferred tax liability	694,097	162,404
Amounts due to third-parties under collection agreements	147,760	85,288
Pension liability	414,069	403,928
Dividends payable	21,007	19,010
Amounts due to government agencies	318,713	289,957
European Re-development Fund	39,638	30,039
Liabilities relating to deposit administration funds (DAF)	167,963	187,371
Checks and credit card transactions under settlement	571,891	527,110
Other	366,650	373,012

Total	4,052,852	4,178,990

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 24:    INSURANCE RESERVES

        EI has consistently made a provision for loss reserves by estimating the potential liability on a claim-by-claim basis. Activity in the liability for unpaid claims and claim adjustment expenses for the year ended December 31, comprises of:

	2008	2009
	(EUR in thousands)
Property and casualty reserves
Reserve for unpaid claims and claim adjustment expenses as at January 1,	534,140	576,103
Incurred claims and claim adjustment expenses:
Provision for insured events of the current year	213,711	283,242
Change in provision for insured events of prior years	(1,393)	(2,525)

Total incurred claims and claim adjustment expenses	212,318	280,717
Payments:
Claims and claim adjustment expenses attributable to insured events of the current year	(75,315)	(104,338)
Claims and claim adjustment expenses attributable to insured events of prior years	(88,908)	(95,485)

Total payments	(164,223)	(199,823)
Changes in unearned premium reserves	(6,132)	43,714

Reserves for unpaid claims and claim adjustment expenses as at December 31,	576,103	700,711

	2008	2009
	(EUR in thousands)
Life insurance reserves
Mathematical and other life insurance reserves at January 1,	1,390,159	1,456,654
Increase in reserves	438,421	459,414
Paid claims and other movements	(371,926)	(295,406)

Mathematical and other life insurance reserves at December 31,	1,456,654	1,620,662

Total insurance reserves	2,032,757	2,321,373

Reinsurance arrangements

        The reinsurance program of EI is designed to minimize the Group's exposure to large claims and reduce accumulation against catastrophic risks. The level of risk retained by the Group is determined by the levels of Shareholder Equity, Gross Written Premia and Possible Maximum Loss per type of risk underwritten.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 25:    LONG-TERM DEBT

        Long-term debt (original maturities of more than one year) at December 31, comprised of:

	2008
	Under 1 year	1–5 years	After 5 years	Total
	(EUR in thousands)
By remaining maturity
Senior Debt:
Fixed Rate	55,690	368,378	—	424,068
Variable Rate	1,505,392	735,141	—	2,240,533
Subordinated Debt:
Fixed Rate	18,708	—	799,235	817,943
Variable Rate	9,050	—	590,631	599,681
Other
Fixed Rate	65,476	33,836	2,580	101,892
Variable Rate	129,648	69,857	1,401	200,906

Total	1,783,964	1,207,212	1,393,847	4,385,023

	2009
	Under 1 year	1–5 years	After 5 years	Total
	(EUR in thousands)
By remaining maturity
Senior Debt:
Fixed Rate	23,621	322,690	1,374,000	1,720,311
Variable Rate	612,858	214,578	250,278	1,077,714
Subordinated Debt:
Fixed Rate	5,222	—	240,463	245,685
Variable Rate	1,786	129,102	—	130,888
Other
Fixed Rate	6,456	45,558	43,977	95,991
Variable Rate	21,879	63,098	1,488	86,465

Total	671,822	775,026	1,910,206	3,357,054

        Certain debt instruments were issued by 100% owned "finance subsidiaries" of the Bank, NBG Funding Ltd (unconsolidated) and NBG Finance plc (consolidated) (the "finance subsidiaries"). The Bank has fully and unconditionally guaranteed all securities issued by these companies. There are no restrictions on the ability of these "finance subsidiaries" to transfer funds to the Bank in the form of cash dividends, loans and advances.

        The Group does not consolidate NBG Funding Ltd as the Group is not deemed to be the primary beneficiary of the entity. The Group does not absorb the majority of the entity's expected losses nor does it receive a majority of the entity expected returns.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 25:    LONG-TERM DEBT (Continued)

        The proceeds of the instruments issued by NBG Funding were lent to NBG Finance through Eurobond issues and ultimately lent to the Bank under loan agreements with the same terms as each of the instruments referred to above but with a 31 year maturity.

(a)   Long-Term Senior debt

        Long-term debt Senior Notes and the related rates and maturity dates at December 31, comprise:

2008
(in EUR thousands)
Fixed, with a weighted average rate of 6.26%, maturing up until 2013 and denominated in USD	187,321
Fixed, with a weighted average rate of 11.81%, maturing up until 2011 and denominated in TRY	121,736
Fixed, with a weighted average rate of 5.36%, maturing up until 2012 and denominated in EUR	7,082
Fixed, with a weighted average rate of 6.62%, maturing up until 2010 and denominated in BGN	21,073
Fixed, with a weighted average rate of 7.35%, maturing up until 2012 and denominated in RON	86,856

Total	424,068

Variable, with a weighted average rate of 4.56%, maturing up until 2013 and denominated in EUR	1,752,759
Variable, with a weighted average rate of 3.98%, maturing up until 2012 and denominated in USD	476,591
Variable, with a weighted average rate of 5.06%, maturing up until 2013 and denominated in BGN	9,484
Variable, with a weighted average rate of 16.71%, maturing up until 2012 and denominated in RON	1,699

Total	2,240,533

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 25:    LONG-TERM DEBT (Continued)

2009
(in EUR thousands)
Fixed, with a weighted average rate of 3.88%, maturing up until 2016 and denominated in EUR	1,392,607
Fixed, with a weighted average rate of 6.37%, maturing up until 2011 and denominated in USD	117,665
Fixed, with a weighted average rate of 11.81%, maturing up until 2011 and denominated in TL	127,581
Fixed, with a weighted average rate of 7.35%, maturing up until 2012 and denominated in RON	82,458

Total	1,720,311

Variable, with a weighted average rate of 1.53%, maturing up until 2018 and denominated in EUR	875,643
Variable, with a weighted average rate of 2.10%, maturing up until 2012 and denominated in USD	174,432
Variable, with a weighted average rate of 5.17%, maturing up until 2018 and denominated in BGN	27,639

Total	1,077,714

Long-Term Senior fixed rate debt

        USD 110 million bonds with a five year maturity and USD 110 million bonds with a seven-year maturity issued in March 2006 by a special purpose entity, the proceeds of which were lent to the Bank's subsidiary Finansbank. Interest is 6.25% and 6.50% respectively, paid semi-annually. As at December 31, 2009, a portion of these bonds, USD 45.0 million and USD 9.0 million respectively, have been repurchased by the Group.

        TL 300 million, credit card secured non-amortizing loan, issued in March 2006 with a five-year maturity. Interest is 11.81%, paid quarterly.

        In February 2007, NBG Finance plc, a wholly owned subsidiary of the Bank, issued RON 355 million Fixed Rate Notes, guaranteed by the Bank due in February 2012. Interest is 7.35% and paid semi-annually. The proceeds of the Note were ultimately lent to the Bank under loan agreements with the terms disclosed above. Part of this issue amounting to EUR 3.6 million has been bought back by the Bank.

        In October 2009 the Bank issued securities under the EUR 10 billion covered bonds program of a nominal value of EUR 1.5 billion, which are described in Note 14 "Loans and allowance for loan losses". This issue has been designated as a financial liability at fair value through profit or loss. During 2009, net gains of EUR 111 million resulting from changes in the fair value of these notes were recorded in Net trading loss. Fair value gains of EUR 109 million were attributable to changes in instrument specific credit risk, measured based on changes in the Bank's own credit spread. Interest expense is not recognized separately from fair value changes. The carrying amount and amortized cost of these securities as at December 31, 2009 were EUR 1,388 million and EUR 1,499 million respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 25:    LONG-TERM DEBT (Continued)

        On November 16, 2009, Finansbank redeemed the last tranche of the USD 125 million Series 2004-B Fixed Rate Notes, obtained via a special purpose entity and secured on Finansbank's Diversified Payment Rights.

Long-Term Senior variable rate debt

        USD 500 million Series 2005-A Floating Rate Notes issued in March 2005 by a special purpose entity, the proceeds of which were lent to Finansbank. The notes are secured on Finansbank's diversified payment rights and have a seven-year maturity. Interest is determined as the three-month LIBOR plus 180 bps, paid quarterly, with no principal repayment for the first three years. The outstanding amount of Series 2005-A as of December 31, 2009 was USD 281 million (2008: USD 406 million). As of the same date, an amount of USD 41.2 million has been bought back by the Group.

        EUR 500 million Schuldscheindarlehen loan agreement issued in August 2008. The Bank exercised its right to borrow EUR 500 million under the facility on the same date. The facility matures on August 4, 2010, and interest is paid semi-annually at EURIBOR plus +36 bps.

        Variable rate debt in EUR includes the proceeds of the securities issued by the Bank in November 2008 under the EUR 10 billion covered bonds program and sold to institutional investors in September 2009 with nominal value of EUR 100 million, which are described in Note 14 "Loans and allowance for loan losses".

        On May 22, 2009, NBG Finance Plc redeemed the EUR 1,500 million Floating Rate Notes issued in May 2007. At December 31, 2008, an amount of EUR 299 million was held by the Group.

        On October 9, 2009, NBG Finance Plc redeemed USD 300 million Floating Rate Notes issued in October 2007. As at December 31, 2008, an amount of USD 259 million was held by the Group.

        On December 7, 2009, Finansbank redeemed the second tranche of USD 221 million, of the term loan facility of USD 700 million, with a three year maturity and interest paid monthly at Libor plus 60 bps. The first tranche of USD 479 million was redeemed in December 2008.

        On September 1, 2009, the Bank signed a long-term loan agreement with European Investment Bank for a total amount of EUR 250 million. The main purpose of the loan facility is the financing of small and medium-sized enterprises and its interest rate has been set at 3-month Euribor plus 0.576 bps. The loan facility matures on September 1, 2016.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 25:    LONG-TERM DEBT (Continued)

(b)   Long-Term Subordinated debt

        Long-term Subordinated debts and the related rates and maturity date at December 31, comprised of:

2008
(in EUR thousands)
Fixed, 6.00% up to February 16, 2010, redeemable on or after Feb. 2015 and denominated in EUR	119,892
Fixed, 6.29% up to November 8, 2016, redeemable on or after Nov. 2016 and denominated in GBP	388,023
Fixed, 2.76%, redeemable on or after June 2015, matures through 2035 and denominated in JPY	155,263
Fixed, 9.00% for the first 5 years and steps up to 11.79%, matures in 2014 and denominated in USD	154,765

Total	817,943

Variable, with a weighted average rate of 7.16%, redeemable on or after July 2013 and denominated in EUR	256,721
Variable, with a weighted average rate of 4.50%, redeemable on or after Nov. 2014 and denominated in EUR	255,287
Variable, with a weighted average rate of 4.51%, redeemable on or after Nov. 2014 and denominated in USD	87,673

Total	599,681

2009
(in EUR thousands)
Fixed, 6.00% up to February 16, 2010, redeemable on or after Feb. 2015 and denominated in EUR	34,455
Fixed, 6.29% up to November 8, 2016, redeemable on or after Nov. 2016 and denominated in GBP	109,142
Fixed, 2.76%, redeemable on or after June 2015, matures through 2035 and denominated in JPY	102,088

Total	245,685

Variable, with a weighted average rate of 2.51%, redeemable on or after July 2013 and denominated in EUR	75,562
Variable, with a weighted average rate of 3.66%, redeemable on or after Nov. 2014 and denominated in EUR	28,869
Variable, with a weighted average rate of 3.75%, redeemable on or after Nov. 2014 and denominated in USD	26,457

Total	130,888

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 25:    LONG-TERM DEBT (Continued)

Long-Term Subordinated fixed rate debt

        EUR 230 million series D CMS-Linked Subordinated Callable Notes were issued in February 2005. The securities are guaranteed on a subordinate basis by the Bank. The securities have 31 year maturity and may be redeemed by the Group, in whole but not in part, on February 16, 2015 or any dividend date falling thereafter subject to the consent of the Bank of Greece. The preferred dividend rate is 6.00% until February 16, 2010 and, thereafter, is determined as the difference of the 10 year EUR CMS mid swap rate minus the 2 year mid swap rate multiplied by four subject to a minimum rate of 3.25% and capped at 10.00% paid annually.

        JPY 30 billion Callable Subordinated Fixed Rate Notes were issued in June 2005. The securities are due in June 2035 and are guaranteed on a subordinate basis by the Bank. The notes may be redeemed at the option of the Bank in or after June 2015. The notes carry a fixed rate of interest of 2.755%, which is payable semi-annually in arrears. These notes are hedged for changes in fair value but hedge accounting is not applied. For this reason, at January 1, 2008 the Bank elected to apply the fair value option for these notes and measure them at fair value with changes recognized in the income statement. During 2009, net gains resulting from changes in the fair value of these notes of EUR 41 million (2008: EUR 78 million) were recorded in Net trading (loss). Fair value gains of EUR 27 million were attributable to changes in instrument specific credit risk, measured based on the change in the Bank's own credit spread. Interest expense is not recognized separately from fair value changes. The outstanding principal balance as at December 31, 2009 was EUR 225 million (2008: EUR 238 million).

        GBP 375 million series E Fixed/Floating Rate Subordinated Callable Notes were issued in November 2006. The securities are guaranteed on a subordinate basis by the Bank. The securities have 31 year maturity and may be redeemed by the Group, in whole but not in part, in November 2016 or on any dividend date falling thereafter subject to the consent of the Bank of Greece. The preferred dividend rate is 6.2889% until November 8, 2016 and three month LIBOR plus 2.08% thereafter, paid annually until November 8, 2016 and quarterly thereafter.

        On October 8, 2009, Finansbank redeemed, at the first repayment option date, the subordinated loan of amount USD 200 million, issued in October 2004 with original maturity of 10 years and an interest rate of 9% for the first five years and step up of 11.79% thereafter.

Long-Term Subordinated variable rate debt

        EUR 350 million Series A Floating Rate Subordinated Callable Notes were issued in July 2003. The securities are guaranteed on a subordinate basis by the Bank. The securities have 31 year maturity and may be redeemed by the Group, in whole but not in part, in July 2013 or on any dividend date falling thereafter, subject to the consent of the Bank of Greece. The preferred dividend rate is three-month Euribor plus 175 bps until July 11, 2013 and Euribor plus 275 bps thereafter, paid quarterly.

        EUR 350 million series B CMS-Linked Subordinated Callable Notes were issued in November 2004. The securities are guaranteed on a subordinate basis by the Bank. The securities have 31 year maturity and may be redeemed by the Group, in whole but not in part, in November 2014 or any dividend date falling thereafter subject to the consent of the Bank of Greece. The preferred dividend is 6.25% for the first year and is then determined as the 10 year EUR CMS mid swap rate plus 12.5 bps reset every six months and capped at 8.00% paid semi-annually.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 25:    LONG-TERM DEBT (Continued)

        USD 180 million series C CMS-Linked Subordinated Callable Notes were issued in November 2004. The securities are guaranteed on a subordinate basis by the Bank. The securities have 31 year maturity and may be redeemed by the Group, in whole but not in part, in November 2014 or any dividend date falling thereafter subject to the consent of the Bank of Greece. The preferred dividend is 6.75% for the first year and is then determined as the 10 year USD CMS mid swap rate plus 12.5 bps reset every six months and capped at 8.50% paid semi-annually.

        On June 22, 2009, the Bank announced a voluntary tender offer for the acquisition of any and all of the five series of the preferred securities issued by NBG Funding. The tender offer was for all the preferred securities in an aggregate nominal value of approximately EUR 1,050 million, excluding the preferred securities that had already been acquired on open market by the Bank of an aggregate nominal value of approximately EUR 450 million.

        On July 7, 2009, the Bank announced the results of the voluntary tender offer for the preferred securities, where holders of preferred securities of an aggregate nominal value of approximately EUR 450 million (equal to approximately 43% of the aggregate nominal value of the preferred securities subject to the tender offer) validly tendered their preferred securities at a price lower than their nominal value. The settlement date for the purchase by the Bank of the preferred securities that have been validly tendered was July 8, 2009. The purchases were funded by existing liquidity reserves of the Bank. Subsequent to July 7, 2009 (expiry date of the tender offer) the Bank purchased an additional portion of the outstanding preferred securities of an aggregate nominal amount of EUR 19.1 million of series A, B and D, GBP 46.6 million of series E and USD 0.8 million of series C.

(c)   Long-Term Other debt

        "Other" primarily includes fixed rate borrowings of Finansbank and Finans Finansal Kiralama S.A. amounting to EUR 91,764 thousand (of which EUR 89,930 thousand, EUR 328 thousand and EUR 1,506 thousand denominated in EUR, TL and USD respectively) and floating rate borrowings of the above mentioned companies, amounting to EUR 84,310 thousand (of which EUR 61,055 thousand, and EUR 23,255 thousand denominated in EUR and USD).

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 26:    COMMITMENTS AND CONTINGENCIES (Continued)

        The following table summarizes the Group's off-balance-sheet financial instruments, whose contract amounts represent credit risk, as of December 31:

	2008	2009
	(EUR in thousands)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit*:
Commercial and personal	17,905,459	19,084,911
Commercial real estate	81,463	29,659
Residential real estate	549,625	526,925
Commercial letters of credit	654,996	452,273
Standby letters of credit and financial guarantees written	6,282,576	6,369,777

*
Commitments to extend credits at December 31, 2008 and 2009 include EUR 1,985 million and EUR 1,597 million respectively, which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are included in the Risk Weighted Assets calculation under regulatory rules currently in force.

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

        Legal Contingencies.    The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of the management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Group. At December 31, 2008 and 2009 the Group has provided for cases under litigation amounting to EUR 45.5 million and EUR 60.7 million respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 26:    COMMITMENTS AND CONTINGENCIES (Continued)

Voluntary Retirement Schemes

        On November 25, 2008, the Bank's wholly owned subsidiary EI announced a voluntary retirement scheme whereby employees fulfilling certain criteria have the opportunity to leave service receiving additional benefits to those provided by law, up to December 31, 2010 and subject to the approval of the Voluntary Retirement Scheme Committee which includes representatives of the company and its employees. Employees of whom applications have not yet been approved may withdraw their interest up to their leaving date. A total of 257 employees had subscribed to the program up to December 31, 2010, out of which 179 had either already left or had been approved to leave by March 31, 2010. The Group has recognized an expense of EUR 41.4 (EUR 16.8 in 2008 and EUR 24.6 million in 2009) in respect of employees for whom applications have been accepted. The additional cost for the remaining employees whom the program concerns is estimated at EUR 8.7 million.

NOTE 27:    OTHER FEES AND COMMISSIONS

        Other fees and commissions for the years ended December 31, comprised:

	2007	2008	2009
	(EUR in thousands)
Custody, brokerage & investment banking	159,206	115,555	96,711
Retail lending fees	69,294	58,886	54,794
Corporate lending fees	154,740	140,615	148,884
Banking fees & similar charges	163,290	186,590	168,112
Fund management fees	79,955	52,515	33,639

Total	626,485	554,161	502,140

NOTE 28:    NET TRADING (LOSS)

        Net trading (loss) in 2007, 2008 and 2009 includes gains of EUR 384,746 thousand, EUR 25,745 thousand and nil respectively relating to a loan with an embedded derivative that the Group elected to account for at fair value through the profit and loss instead of separating the embedded derivative. The loan was settled during 2008.

        Net trading (loss) in 2007, 2008 and 2009 also includes gains from the re-purchase by the Group from the open market of debt securities issued by the Group of nil, EUR 361,325 thousand and EUR 224,683 thousand respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 29:    OTHER NON-INTEREST INCOME

        Other non-interest income for the years ended December 31, comprised:

	2007	2008	2009
	(EUR in thousands)
Income from insurance operations	834,681	852,557	990,054
Gain on disposal of premises and foreclosed assets	73,633	70,744	3,259
Hotel revenues	28,967	33,771	34,737
Other	140,229	84,604	62,740

Total	1,077,510	1,041,676	1,090,790

NOTE 30:    OTHER NON-INTEREST EXPENSE

        Other non-interest expense for the years ended December 31, comprised:

	2007	2008	2009
	(EUR in thousands)
Insurance claims, reserves movement, commissions and reinsurance premia ceded	764,883	741,565	898,934
Credit card costs	48,824	34,051	29,580
Hotel running costs	30,221	35,306	37,143
Broker costs	29,378	15,762	10,507
Rental expense	83,643	101,441	110,296
Taxes and duties other than income tax	68,434	54,098	73,197
Promotion and advertising	89,863	87,451	83,325
Third party fees	169,633	166,989	135,966
Other	239,536	348,566	349,242

Total	1,524,415	1,585,229	1,728,190

NOTE 31:    INCOME TAX EXPENSE

        The significant components of the income tax expense for the years ended December 31, 2007, 2008 and 2009 are as follows:

	2007	2008	2009
	(EUR in thousands)
Income tax expense :
Current tax (expense) domestic	(137,307)	(106,050)	(84,783)
Current tax (expense) foreign	(94,834)	(54,073)	(78,965)
Deferred tax (expense)/benefit domestic	(85,076)	(36,263)	(46,745)
Deferred tax (expense)/benefit foreign	5,726	(45,695)	(10,131)

Total	(311,491)	(242,081)	(220,624)

        The allocation of income before income tax expense between domestic and foreign is presented in note 38.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 31:    INCOME TAX EXPENSE (Continued)

        The differences between the statutory income tax rates and the effective tax rates are summarized as follows:

	2007	2008	2009
Average statutory income tax rates(1)	23.99%	18.99%	18.60%
Effect of tax exempt income	(4.02)%	(7.47)%	(17.46)%
Effect of companies incurring net losses	(0.15)%	(0.39)%	(0.89)%
Non deductible expenses	3.96%	5.77%	3.27%
Statutory revaluation of fixed assets	0.02%	(1.65)%	11.08%
Effect of change in income tax rate	—	3.49%	3.13%
Additional tax under Greek tax law 3808/2009	—	—	5.89%
General allowance for loans losses recognized only for tax purposes	(6.69)%	(6.36)%	(0.33)%
Non-offsettable income taxes	—	5.82%	2.81%
Tax audit settlement	—	1.68%	—
Other	1.27%	1.27%	1.14%

Average effective rate	18.38%	21.15%	27.24%

(1)
The average statutory income tax rates are used in view of the fact that the consolidated subsidiaries are taxed under different tax rates depending on the nature of their entrepreneurial activity and the jurisdiction in which taxes are levied.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 31:    INCOME TAX EXPENSE (Continued)

        The significant components of deferred income tax assets and liabilities at December 31, comprised:

	2008	2009
	(EUR in thousands)
Deferred Tax Assets:
Allowance for loan losses	5,304	1,121
Mark to market valuation of securities and derivatives	552,707	36,247
Pension and other post retirement benefits	51,147	47,078
Insurance reserves	23,755	15,960
Revaluation of land and buildings	221,855	136,405
Intangibles recognized upon acquisition and other assets	3,519	(8,760)
Tax free reserves	—	(24,002)
Other	210,246	191,980

Total deferred tax assets	1,068,533	396,029

Deferred Tax Liabilities:
Allowance for loan losses	(27,638)	(39,344)
Mark to market valuation of securities and derivatives	(346,823)	(3,251)
Pension and other post retirement benefits	—	3,542
Revaluation of land and buildings	(1,234)	3,376
Intangibles recognized upon acquisition and other assets	(50,307)	(39,557)
Tax free reserves	(94,006)	(71,258)
Other	(174,089)	(15,912)

Total deferred tax liabilities	(694,097)	(162,404)

Net deferred tax asset	374,436	233,625

        The deferred tax on the mark-to-market valuation of securities includes both trading and available-for-sale securities, as most of these mark-to-market gains/(losses) are not recognized for Greek income tax purposes.

        The applicable Greek statutory corporation income tax rate is 25% for 2007, 2008 and 2009.

        On September 25, 2008 a tax law (Law 3697/2008) was enacted in Greece, according to which the corporation tax rate will be reduced from 25% to 20% declining by 1% each year starting from 2010 to 2014.

        Based on the new tax rates, the Group examined the timing of the reversal of the temporary differences for the Greek entities and adjusted the deferred tax asset/liability amounts accordingly. The total effect, for the years ended December 31, 2008 and 2009 of the reduction in tax rate was an expense of EUR 40.0 million and EUR 25.4 million respectively.

        On December 10, 2009, a tax law (Law 3808/2009) was enacted, according to which entities with profits exceeding EUR 5 million in 2008, are required to pay a special tax levy calculated on the higher of the taxable profits or IFRS profits reported for that year. The tax levy accrued to the Group's current year income statement amounted to EUR 47.7 million.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 31:    INCOME TAX EXPENSE (Continued)

        On January 29, 2008, a tax law (Law 3634/2008) was enacted, whereby for years ending from 2007 onwards banks are subject to tax on profits which previously qualified as tax exempt and deriving from sale of stock exchange traded shares and stock exchange traded derivatives. The tax is calculated at the applicable corporation income tax rate.

        Non-offsettable income taxes relate to the excess amount of withholding taxes over the capacity to absorb tax credits in the current year.

        The reconciliation of the movement of the Group's unrecognized tax benefits is presented in the following table. If recognized, these benefits would affect the Group's effective tax rate.

Reconciliation of the Change in Unrecognized Tax Benefits

	2007	2008	2009
	(EUR in thousands)
Balance, at beginning of year	8,448	29,409	10,125
Decreases related to positions taken during prior years	12,955	(75)	—
Increases related to positions taken during the current year	8,006	6,014	15,525
Settlements	—	(22,544)	(7,008)
Effect of foreign exchange differences	—	(2,679)	231

Balance, at end of year	29,409	10,125	18,873

        During 2007, 2008 and 2009, the Group recognized within income tax expense the amount of EUR 2,861 thousand, EUR 111 thousand and EUR 44 thousand respectively, relating to interest. As of December 2007, 2008 and 2009, the Group's cumulative interest related to income taxes was EUR 2,861 thousand, EUR 169 thousand and EUR 199 thousand respectively.

        During 2009, the Bank settled its open tax year 2008. The settlement tax expense amounted to EUR 3,308 thousand. In addition, during 2009, the settlement tax expense of "open" tax years of certain branches and subsidiaries amounted to EUR 3,700 thousand.

        The Group companies file income tax returns in the jurisdictions in which they conduct business. We do not expect the total amounts of unrecognized tax benefits to significantly change within 12 months of the reporting date.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 31:    INCOME TAX EXPENSE (Continued)

        The open tax years of the major companies of the Group are as follows:

Company	Open tax years
National Bank of Greece S.A.	2009
NBG London Branch (United Kingdom)	2008-2009
Finansbank A.S. (Turkey)	2005-2009
United Bulgarian Bank A.D.-Sofia (Bulgaria)	2005-2009
Vojvodjanska Banka A.D. Novi Sad (Serbia)	2005-2009
Banca Romaneasca S.A. (Romania)	2006-2009
National P&K Securities S.A. (Greece)	2008-2009
NBG Asset Management Mutual Funds S.A. (Greece)	2005-2009
Ethniki Leasing S.A. (Greece)	2006-2009
Ethniki Hellenic General Insurance S.A. (Greece)	2006-2009

NOTE 32:    RELATED PARTY TRANSACTIONS

        The Group has entered into transactions with its directors and management. The aggregate amount of loans to such related parties totaled EUR 29.4 million and EUR 14.7 million at December 31, 2008 and 2009, respectively. The terms extended are similar to those extended to unrelated parties. The Group has also entered into transactions with its affiliates, which are accounted for by the equity method (see note 13). The aggregate amount of loans to affiliates totaled EUR 5.6 million and EUR 34.6 million as at December 31, 2009 and 2008 respectively.

        The Bank has granted a fully collateralized loan to the Lump-Sum Benefit Plan for its employees, a post retirement benefit plan to which the Group does not pay contributions to, the outstanding balance of which was EUR 54.2 million and EUR 79.6 million on December 31, 2008 and 2009 respectively.

NOTE 33:    PAID-IN CAPITAL

Redeemable preference shares in favor of the Greek State

        On January 22, 2009, an Extraordinary General Meeting of the Bank's Shareholders was held, which approved the issue of 70 million redeemable preference shares at a par value of EUR 5.00 each with the cancellation of the pre-emptive rights of the existing shareholders in favor of the Greek State in accordance with the Law 3723/2008 for the Bank's participation in the part (1) of the Hellenic Republic bank support plan. On May 21, 2009, the Bank's BoD certified that the Greek State fully covered the said issue of preferred shares. This increase was covered through the transfer to the Bank of an equal market value Greek Government Bond with a coupon rate of 6-month Euribor plus 130 basis points. On May 25, 2009, the BoD's minutes for the above mentioned certification were filed with the Ministry of Development (resolution K2-5300/Registrar of Companies). Following the above the Bank's share capital increased by EUR 350 million.

        The preference shares issued by the Bank in favor of the Greek State are not transferable and embody the following privileges:

  (a)
  The right to receive payment of a fixed return, calculated on a 10% basis over the issue price of each preference share which is payable within one month as of the Bank's Annual

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 33:    PAID-IN CAPITAL (Continued)

    Shareholders Meeting (i) in priority over the common shares, (ii) in priority over the dividend amounts distributed pursuant to Article 1 par. 3 of Law 3723/2008 and (iii) irrespective of distribution of dividend to other classes of shareholders and provided that, following payment of the said fixed return, the Bank's and Group's capital adequacy ratios, meet the respective capital adequacy requirements set by the Bank of Greece.

    The distribution is subject to availability of distributable funds, in accordance with Article 44a of Law 2190/1920. In case of inadequacy of distributable funds, the Preferred Shareholder is entitled to receive payment of fixed return on the preference shares in priority over the Common Shareholders, up to exhaustion of such distributable funds.

  (b)
  Upon liquidation, the right in liquidation proceeds in priority over all other shareholders.

        The Ministry of Economy and Finance, through its letter to the Bank of Greece (Protocol Number 39389/B2038/7.8.2009) clarified that the funds provided by the Greek State to the financial institutions through the issuance of preference shares, are for the support of the capital adequacy of the Greek banking sector and not for medium term funding. In this respect, the Government in May 2010 issued a law (3844/2010) with the necessary legislative amendments under which the preference shares are not mandatory redeemable. However, if not redeemed after five years following their issuance, the coupon rate is increased by 2% per annum cumulatively.

        Pursuant to decision No. 54201/B2884 of the Minister of Finance, as currently applicable, the banks will be required to convert the preference shares into common shares or another class of shares if the redemption of the preference shares as above is impossible, because the Tier I capital of those banks after such redemption would be less than the level set by the Bank of Greece.

Other capital increases

        On December 22, 2009, the Board of Directors of the Bank approved the share capital increase by EUR 99 thousand through the issue of 19.693 ordinary shares derived from the exercise of stock options under Programs A and B.

        In July 2009, following the Board of Directors' resolution on June 18, 2009, the Bank increased its ordinary share capital by offering 110,367,615 new ordinary shares of nominal value of EUR 5.00 each and subscription price of EUR 11.30 each through a rights issue. The shares were initially offered to existing ordinary shareholders at a ratio of 2 new shares for every 9 shares held. The total capital raised amounted to EUR 1,247,154 thousand, EUR 551,838 thousand of which was credited to "Common stock" account and the remaining amount less expenses incurred of EUR 653,518 thousand was credited to "additional paid-in-capital" account.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 33:    PAID-IN CAPITAL (Continued)

        On June 6, 2008, following the resolution of the Bank's Annual General Meeting of the Shareholders held on May 15, 2008 which approved the issue of redeemable preference shares of up to EUR 1.5 billion, the BoD of the Bank issued 25,000,000 Non-cumulative Non-voting Redeemable Preference Shares of a par value of EUR 0.30 each, which were offered in the form of American Depositary Shares in the United States, at a price of USD 25 per preference share (equivalent to EUR 16.11). The total proceeds of the offering amounted to USD 625 million or EUR 402.6 million. The annual dividend was set to USD 2.25 per Preference Share. The American Depositary Shares are evidenced by American Depositary Receipts and are listed on the New York Stock Exchange. The Preference Shares are redeemable at the option of the issuer on or after June 6, 2013, at par. If the Bank is wound up or liquidated, whether or not voluntarily, the Preference Shareholders will be entitled to receive out of our liquidation proceeds a distribution per preference share of an amount equal to the par value, before any distribution or payment may be made to holders of our ordinary shares or any other class of our shares ranking junior in respect of liquidation proceeds. The difference from the issue of preference shares above par value less the issue costs, of a total amount of EUR 382,775 thousand was credited to the "additional paid-in-capital".

        Following the resolution of the Bank's Annual General Meeting of the Shareholders held on May 15, 2008, the Bank issued 19,067,838 new shares with a nominal value of EUR 5.00 per share to existing shareholders without payment, instead of additional EUR 1 dividend for the year 2007, at a ratio of four new shares for every one hundred shares owned. The difference between the current value less the issue costs of the shares and the nominal value of EUR 381,196 thousand was credited to "additional paid-in capital".

        On November 1, 2007, the BoD of the Bank approved the issue of a further 496,500 share options under the stock options program approved by the repeat General Meeting of Shareholders on June 22, 2005. Furthermore, on November 1, 2007, the BoD of the Bank approved the issue of a further 3,014,100 share options under the stock options program approved by the second repeat General Meeting of Shareholders on June 1, 2006. On December 20, 2007, following the completion of the exercise period of the share options that were vested with the approval of the BoD, a total of 1,561,242 shares were issued, of a nominal value of EUR 5.00 and exercise price of EUR 23.80 for 1,157,667 shares and EUR 23.00 for 403,575 shares. The difference from the issue of shares above par value of a total amount of EUR 29,028 thousand was credited to the "additional paid-in-capital". Furthermore, the total compensation cost for 2007 derived from share options amounted to EUR 29,457 thousand and was credited to "additional paid-in-capital".

        On May 25, 2007, the Bank's shareholders at the Annual General Meeting approved the increase of the Bank's share capital by EUR 1,750 thousand through capitalization of profits. A total of 350,000 common registered shares were issued, of a nominal value of EUR 5.00. The newly issued shares were distributed to the personnel of the Bank as bonus shares. The total compensation cost for 2007 from bonus shares amounted to EUR 4,336 thousand and was credited to "additional paid-in-capital".

NOTE 34:    REDEEMABLE NON-CONTROLLING INTEREST

        As part of the acquisition of Finansbank in 2006, the sellers, retain a residual stake of 9.68% in the ordinary share capital of Finansbank, which was subject to put and call agreements, as provided for in the shareholders' agreement between the Bank and the sellers, exercisable for a two year period commencing two years after closing of the acquisition at a multiple of between two and a half and

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 34:    REDEEMABLE NON-CONTROLLING INTEREST (Continued)

three and a half times the book value of the Finansbank's share, subject to certain performance criteria. These put and call agreements are not legally detachable neither separately exercisable from the respective shares held by FIBA. In August 2008 the Bank accepted the proposal of FIBA Holdings A.S. (the sellers) to acquire the shares of Finansbank held by the sellers (9.68%), as provided for in the shareholders agreement between the Bank and the sellers. The exercise price was determined in accordance with the agreement. In September 2008, NBG Finance (Dollar) Plc acquired the above shares from FIBA Holdings A.S.

        In April 2007, the Bank disposed of 5% of Finansbank ordinary shares to International Finance Corporation ("IFC") for USD 259.2 million. This stake is subject to put and call arrangements, as provided for in the shareholders' agreement between the Bank and IFC, exercisable after 5 and 7 years, respectively. These put and call agreements are not legally detachable neither separately exercisable from the respective shares held by IFC. The price per share received from the IFC was determined to be the price per share paid by the Bank to the Finansbank shareholders during the Mandatory Tender Offer.

        Similar put/call agreements exist with the European Bank for Reconstruction and Development ("EBRD") and IFC with respect to 10.8% each of Stopanska Banka's share capital and with EBRD with respect to 10.21% of Banca Romaneasca's share capital.

        Based on the terms of the above agreements, the ordinary shares subject to the put options described above are accounted for as redeemable non-controlling interest as described in note 3, in accordance with ASU 2009-04 (EITF Topic D-98). The amount presented as "Non-controlling interest—Temporary equity" relates to the redemption amount as estimated at each reporting date. The Group applied the guidance in ASU 2009-04 (EITF Topic D-98) relating to redeemable non-controlling interests in 2009, retrospectively. As a result, 2007 opening "Accumulated Surplus" was reduced by EUR 217 million, being the difference between the previous carrying amount of the non-controlling interest relating to the above redeemable non-controlling interest and the redemption amount. Any changes in the redemption amount are also recognized in "Accumulated Surplus".

NOTE 35:    EARNINGS PER SHARE

        Basic earnings per share is computed by dividing net income for the year attributable to ordinary shareholders after deducting dividends declared to preferred shareholders by the weighted average

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 35:    EARNINGS PER SHARE (Continued)

number of ordinary shares outstanding during the year (amounts are presented in EUR thousand, except share and per share data).

	2007	2008	2009
Net income attributable to NBG shareholders	1,318,791	821,424	527,049
Dividends to preference shares	—	(32,685)	(42,192)

Net income adjusted for EPS computation	1,318,791	788,739	484,857
Weighted average common shares outstanding at December 31	474,892,963	494,021,899	564,034,936
New shares relating to stock dividend (note 33)	19,067,838	—	—
Weighted average common shares outstanding as reported	493,960,801	494,021,899	564,034,936
Adjustment for the effect of bonus element of the share capital increase	40,405,994	40,410,992	—

Adjusted weighted average common shares outstanding for basic earnings per share	534,366,795	534,432,891	564,034,936
Dilutive shares	1,040,965	—	—

Adjusted weighted average common shares outstanding for dilutive earnings per share	535,407,760	534,432,891	564,034,936

Basic EPS	2.47	1.48	0.86
Diluted EPS	2.46	1.48	0.86

        The per-share computations above reflect the additional shares relating to the stock dividend and the effect of the bonus element (i.e. issue of common stock at discount to market price) in the share capital increase took place in 2009, as described in note 33.

        Common shares from stock options are not included in the computation of the dilutive EPS for 2008 and 2009 because their impact would be anti dilutive based on current market prices.

NOTE 36:    REGULATORY MATTERS

        Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios determined on a risk-weighted basis, capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk, of at least 8%. At least half of the required capital must consist of "Tier I" capital (as defined), and the rest of "Tier II" capital (as defined). The framework applicable to Greek banks conforms to European Union requirements, in particular the Own Funds, the Solvency Ratio and the Capital Adequacy Directives. However, under the relevant European legislation, supervisory authorities of the member states have some discretion in determining whether to include particular instruments as capital guidelines and to assign different weights, within a prescribed range, to various categories of assets.

        As of December 31, 2009, the Bank had excess capital under the applicable regulatory framework. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based and Tier I risk based ratios as set forth in the table below. There are no conditions or events since December 31, 2009 that management believes have changed the Bank's compliance with capital requirements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 36:    REGULATORY MATTERS (Continued)

        The Bank's actual capital amounts and ratios are also presented in the table below (amounts are expressed in EUR thousand, except ratios):

			For Capital Adequacy Purposes
	Actual		Minimum Required
	Amount	Ratio	Amount	Ratio
As of December 31, 2009:
Total Capital	8,418,339	16.4%	4,107,116	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	8,418,339	16.4%	2,053,558	4.0%
(to Risk-Weighted Assets)
As of December 31, 2008:
Total Capital	7,645,015	16.2%	3,773,468	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	6,832,099	14.5%	1,886,734	4.0%
(to Risk-Weighted Assets)
As of December 31, 2007:
Total Capital	7,269,038	17.1%	3,402,800	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	6,149,842	14.5%	1,701,400	4.0%
(to Risk-Weighted Assets)

        The actual capital amounts and ratios for the Group are presented in the table below (amounts are expressed in EUR thousand, except ratios):

			For Capital Adequacy Purposes
	Actual		Minimum Required
	Amount	Ratio	Amount	Ratio
As of December 31, 2009:
Total Capital	7,590,412	11.3%	5,392,548	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	7,590,412	11.3%	3,370,343	5.0%
(to Risk-Weighted Assets)
As of December 31, 2008:
Total Capital	6,481,075	10.3%	5,015,689	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	6,256,592	10.0%	3,134,806	5.0%
(to Risk-Weighted Assets)
As of December 31, 2007:
Total Capital	5,426,552	10.3%	4,236,211	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	4,881,207	9.2%	2,647,632	5.0%
(to Risk-Weighted Assets)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    FAIR VALUE OF FINANCIAL INSTRUMENTS

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

(a)   Financial instruments not measured at fair value

        The following methods and assumptions were used to estimate the fair value of the Group's financial assets and liabilities, which are not recorded on the Group's balance sheet at fair value at December 31, 2008 and 2009:

        Cash, deposits, repos, money market investments:    The carrying amount of cash, deposits with central bank and other banks, repurchase and resale agreements and money market investments approximates their fair value.

        Loans:    Except for the loans designated at fair value (see (b) below), loans are not recorded at fair value on a recurring basis and their fair value is estimated for disclosure purposes only. The fair value of loans is estimated using discounted cash flow models. The discount rates are based on current market interest rates for loans with similar terms to borrowers of similar credit quality. For variable rate commercial loans that re-price frequently (within a relatively short time frame) and have no significant change in credit risk, fair value is based on carrying amount. Although the estimation of loan loss allowance for impaired loans secured with collateral takes into consideration, among other factors, the fair value of the collateral, only in rare cases repayment is expected to be provided solely by the underlying collateral. Therefore such loans are not considered to be "collateral-dependent" and are not disclosed as Level 3 fair value measurements on a non-recurring basis.

        Held to maturity securities:    The fair value of held to maturity investment securities is estimated using market prices, or if such are not available, using discounted cash flow models. The discount rates are based on current market interest rates offered for instruments with similar terms to the same borrowers or borrowers of similar credit quality.

        Deposits:    The fair value for demand deposits and deposits with no defined maturity is determined to be the amount payable on demand at the reporting date. The fair value for fixed-maturity deposits is estimated using discounted cash flow models based on rates currently offered for the relevant product types with similar remaining maturities.

        Other borrowed funds and Long-term debt:    Fair value is estimated using market prices, or if such are not available, using a discounted cash flow analysis, based on current market rates of similar maturity debt securities.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The table below presents the carrying amount and fair value of those financial assets and liabilities not recorded on the Group's balance sheet at fair value and whose fair value is materially different from the carrying amount.

	2008		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(EUR in thousands)		(EUR in thousands)
Financial Assets:
Interest bearing deposits with banks	1,750,516	1,767,466	3,077,953	3,082,061
Held to maturity securities	130,548	132,919	99,604	100,182
Loans, net of allowance	68,016,998	67,870,169	72,922,138	73,269,534
Financial Liabilities:
Total deposits	77,733,893	77,856,679	87,025,742	87,055,068
Other borrowed funds	537,315	545,877	310,784	310,377
Long-term debt	4,229,760	4,121,303	1,867,270	1,905,105

(b)   Financial instruments measured at fair value

        The table below presents the fair value of those financial assets and liabilities recorded on the Group's balance sheet at fair value analyzed by fair value measurement level as described in note 3.

	Fair value measurement using			Total assets/ liabilities at fair value
At December 31, 2008 (as restated*)	Level 1	Level 2	Level 3
	(EUR in thousands)
Assets
Money market investments	125,936	114,976	—	240,912
Trading assets	1,687,813	351,624	17,152	2,056,589
Derivative assets	2,754	1,474,627	76,959	1,554,340
Available-for-sale securities	6,513,063	5,109,336	628,442	12,250,841
Loans(1)	—	1,217,420	—	1,217,420
Other assets	285,925	—	—	285,925

Total Assets	8,615,491	8,267,983	722,553	17,606,027

Liabilities
Deposits(2)	—	2,719,534	69,358	2,788,892
Derivative liabilities	34,397	1,496,245	37,173	1,567,815
Long-term debt(1)	—	155,263	—	155,263

Total liabilities	34,397	4,371,042	106,531	4,511,970

*
When preparing the disclosures for the year ended December 31, 2009, the Group identified that certain instruments in the amount of EUR 1,274 million, for which prices are obtained from the Bank of Greece's Secondary Electronic Market for Greek Government bonds were inappropriately classified in Level 2 instead of Level 1. Furthermore, trading, derivative and available for sale instruments in the amounts of EUR 2 million, EUR 6 million and EUR 126 million respectively, were inappropriately disclosed as Level 2 instead of Level 3. Finally, certain deposits in the amount of EUR 87 million recorded

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

  at fair value through the profit and loss (with fair value adjustment of EUR 3 million) were inappropriately classified in Level 3 instead of Level 2.

	Fair value measurement using			Total assets/ liabilities at fair value
At December 31, 2009	Level 1	Level 2	Level 3
	(EUR in thousands)
Assets
Money market investments	1,111,955	127,912	—	1,239,867
Trading assets	2,819,565	285,058	63,117	3,167,740
Greek government bonds	2,058,414	3,678	8,766	2,070,858
Debt securities issued by other governments and public entities	153,812	41,174	—	194,986
Debt securities issued by Greek financial institutions	148,519	27,414	—	175,933
Debt securities issued by foreign financial institutions	271,451	18,882	53,689	344,022
Corporate debt securities issued by Greek companies	19,020	141,320	—	160,340
Corporate debt securities issued by foreign companies	112,397	52,590	662	165,649
Equity securities issued by Greek companies	29,692	—	—	29,692
Equity securities issued by foreign companies	7,682	—	—	7,682
Mutual fund units	18,578	—	—	18,578
Derivative assets	41,160	1,791,995	38,106	1,871,261
Available-for-sale securities	11,222,592	3,939,702	578,402	15,740,696
Greek government bonds	7,504,847	1,652,521	146,230	9,303,598
Debt securities issued by other governments and public entities	2,493,391	400,986	328,074	3,222,451
Corporate debt securities issued by companies incorporated in Greece	18,945	820,659	14,886	854,490
Corporate debt securities issued by companies incorporated outside Greece	362,138	1,065,507	89,212	1,516,857
Equity securities issued by companies incorporated in Greece	220,984	26	—	221,010
Equity securities issued by companies incorporated outside Greece	48,869	3	—	48,872
Mutual Fund units	573,418	—	—	573,418
Loans(1)	—	846,588	—	846,588
Other assets	289,153	62,306	—	351,459

Total Assets	15,484,425	7,053,561	679,625	23,217,611

Liabilities
Deposits(2)	—	803,776	4,893	808,669
Derivative liabilities	30,020	1,278,539	21,454	1,330,013
Long-term debt(1)	1,387,695	102,089	—	1,489,784

Total liabilities	1,417,715	2,184,404	26,347	3,628,466

(1)
Amounts represent items for which the Group has elected the Fair Value Option under ASC 825 "Financial Instruments" (see note 14 and note 25).

(2)
Amounts represent items, which contain an embedded derivative and the Group has elected to account for at fair value through the profit and loss under the provisions of ASC 815 "Derivatives and Hedging" instead of separating the embedded derivative, and items that the Group has elected the Fair Value Option under ASC 825 "Financial Instruments (note 20).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

(c)   Level 3 financial instruments:

        Derivative products valued using valuation techniques with significant unobservable inputs include certain correlation products, such as correlation between various interest indices or correlation between various currencies. They also include products where implied volatility represents a significant input.

        Available for sale securities valued using valuation techniques with significant unobservable inputs principally comprise of securities that require correlation between various interest indices.

        The tables below present a reconciliation of all financial assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the years ended December 31, 2008 and December 31, 2009 including realized and unrealized gains/(losses) included in earnings and OCI.

	2008 (as restated*)
	Balance at beginning of year	Gain/(losses) included in earnings	Gain/(losses) included in OCI	Purchases, issuances, and settlements	Transfer into/(out of) of portfolio	Balance at end of year
Trading assets	76,344	(11,911)	—	22,463	(69,744)	17,152
Net Derivatives	(34,837)	70,856	—	3,767	—	39,786
Available-for-sale securities	459,395	6,365	(80,209)	173,147	69,744	628,442
Deposits	76,694	(3,141)	—	(4,195)	—	69,358

*
Trading, derivative and available for sale instruments in the amounts of EUR 2 million, EUR 6 million and EUR 126 million respectively, were inappropriately disclosed as Level 2 instead of Level 3. Finally, certain deposits in the amount of EUR 87 million recorded at fair value through the profit and loss (with fair value adjustment of EUR 3 million) were inappropriately classified in Level 3 instead of Level 2.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	2009
	Balance at beginning of year	Gain/(losses) included in earnings	Gain/(losses) included in OCI	Purchases, issuances, and settlements	Transfer into/(out of) level 3	Balance at end of year
Trading assets	17,152	(22,218)	—	68,183	—	63,117
Greek government bonds	8,900	(574)	—	440	—	8,766
Debt securities issued by foreign financial institutions	8,252	(22,015)	—	67,452	—	53,689
Corporate debt securities issued by foreign companies	—	371	—	291	—	662
Net Derivatives	39,786	(4,740)	—	(18,394)	—	16,652
Available-for-sale securities	628,442	(12,502)	(14,272)	(1,042)	(22,224)	578,402
Greek government bonds	150,401	1,793	9,581	6,679	(22,224)	146,230
Debt securities issued by other governments and public entities	358,309	—	(22,085)	(8,150)	—	328,074
Corporate debt securities issued by companies incorporated in Greece	15,131	17	(262)	—	—	14,886
Corporate debt securities issued by companies incorporated outside Greece	104,601	(14,312)	(1,506)	429	—	89,212
Deposits	69,358	(2,912)	—	(61,553)	—	4,893
        Gains and losses included in earnings are reported in Net trading (loss), except for bonds' amortization of premium/discount which amounts to EUR 8,873 thousand for the year ended December 31, 2008 and to EUR 20,846 thousand for the year ended December 31, 2009 which is reported in Net interest income before provision for loan losses.

        For the year ended December 31, 2009, changes in unrealized gains/(losses) of Level 3 financial instruments still held at the reporting date amounted to EUR (36,786) thousand, EUR (13,932) thousand and EUR (4,572) thousand for trading assets, derivatives and deposits respectively.

        For the year ended December 31, 2008, changes in unrealized gains/(losses) of Level 3 financial instruments still held at the reporting date amounted to EUR (16,119) thousand, EUR 52,329 thousand and EUR (2,895) thousand for trading assets, derivatives and deposits respectively.

        The transfer out of level 3 relates to a security that gave the issuer the option after a certain period of time to change the interest rate on the bond to Euribor plus a spread, which the issuer exercised.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:    SEGMENT INFORMATION

        We measure the performance of each of our business segments primarily in terms of "profit before tax". Profit before tax and the business segment information of the Group, set forth below, is derived from the internal management reporting system used by management to measure the performance of the business segments. Unlike financial accounting, there is no authoritative body of guidance for management accounting. The business segment information, set forth below, is based on the financial information prepared in accordance with IFRS. Accordingly, the format and information is presented primarily on the basis of IFRS and is not consistent with the consolidated financial statements prepared on the basis of US GAAP. A reconciliation is provided for the total amounts of segments' total profit before tax with income before income tax expense.

        During 2009, the Group implemented certain changes in the internal segment reports that are reviewed by management. Therefore, certain comparative figures have been represented. In particular, certain items of total operating income have been re-presented from the "International" to the "Other" segment as certain asset and liability items were transferred to the "Other" segment and are no longer reported within the "International" segment. Furthermore, certain direct costs and allocated costs and provisions have been re-presented from the "International" to the "Other" segment for the same reason.

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

Insurance

        The Group offers a wide range of insurance products through its subsidiary company, EI and its subsidiaries in Greece, SE Europe and Turkey.

International

        The Group's international banking activities, except Turkish operations, include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:    SEGMENT INFORMATION (Continued)

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

Other

        Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinate debt, loans to the Bank's personnel etc.).

Breakdown by business segment

12-month period ended 31 December 2007	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in thousands)
Net interest income	1,733,582	292,517	33,705	36,933	358,227	747,772	(151,619)	3,051,117
Net fee and commission income	203,198	64,130	158,447	224	100,446	249,473	(3,393)	772,525
Other	13,973	(61,564)	205,823	138,147	53,190	101,173	284,826	735,568

Total operating income	1,950,753	295,083	397,975	175,304	511,863	1,098,418	129,814	4,559,210

Direct costs	(612,561)	(51,057)	(87,648)	(183,169)	(276,058)	(505,381)	(286,232)	(2,002,106)
Allocated costs and provisions	(457,838)	(83,320)	(17,191)	(382)	(49,427)	(41,319)	(21,908)	(671,385)
Share of profit of associates	—	—	(361)	423	157	—	16,991	17,210

Profit before tax	880,354	160,706	292,775	(7,824)	186,535	551,718	(161,335)	1,902,929

Tax expense								(258,808)

Profit for the period								1,644,121
Non-controlling interest								(18,806)

Profit attributable to NBG shareholders								1,625,315

Segment assets	27,439,135	14,420,429	17,975,160	2,758,878	10,916,878	14,194,105	2,235,455	89,940,040
Tax assets								445,534

Total assets								90,385,574

Other Segment items
Depreciation, amortisation & impairment charges	18,270	735	13,737	9,899	29,651	31,058	72,930	176,280
Provision for loans impairment & advances	187,741	48,430	—	—	39,984	41,319	12,723	330,197

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:    SEGMENT INFORMATION (Continued)

Breakdown by business segment

12-month period ended 31 December 2008	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in thousands)
Net interest income	1,718,379	324,967	200,908	46,097	454,389	872,623	(37,829)	3,579,534
Net fee and commission income	189,667	65,826	113,335	6,414	106,583	291,839	(1,595)	772,069
Other	1,087	(62,487)	172,794	142,412	60,680	37,399	222,343	574,228

Total operating income	1,909,133	328,306	487,037	194,923	621,652	1,201,861	182,919	4,925,831
Direct costs	(630,072)	(46,005)	(83,807)	(172,360)	(309,286)	(564,677)	(226,795)	(2,033,002)
Allocated costs and provisions	(565,018)	(86,039)	(32,679)	(2,147)	(83,730)	(114,750)	(42,520)	(926,883)
Share of profit of associates	—	—	(468)	595	440	—	(29,499)	(28,932)

Profit before tax	714,043	196,262	370,083	21,011	229,076	522,434	(115,895)	1,937,014
Tax expense								(352,071)

Profit for the period								1,584,943
Minority interest								(38,931)

Profit attributable to NBG shareholders								1,546,012

Segment assets as at 31 December 2008
Segment assets	28,511,304	18,429,200	23,312,965	2,380,694	11,073,694	14,451,982	2,790,681	100,950,520
Tax assets								372,722

Total assets								101,323,242

Segment liabilities as at 31 December 2008
Segment liabilities	49,416,519	2,648,128	18,906,584	2,440,978	5,799,090	10,698,427	3,029,591	92,939,317
Tax liabilities								116,871

Total assets								93,056,188

Depreciation, amortisation & impairment charges	16,820	807	7,597	9,364	28,139	40,011	88,167	190,905
Credit provisions and other impairment charges	259,493	42,581	15,151	1,586	83,730	114,750	20,340	537,631
Non-current asset additions	33,035	412	3,766	8,213	59,747	69,118	205,156	379,447

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:    SEGMENT INFORMATION (Continued)

Breakdown by business segment

12-month period ended 31 December 2009	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in thousands)
Net interest income	1,402,316	536,138	584,022	48,832	488,762	942,830	(62,611)	3,940,289
Net fee and commission income	166,243	72,270	95,488	3,872	94,040	254,572	(71)	686,414
Other	(26,448)	(67,169)	268,099	149,498	17,873	96,860	11,679	450,392

Total operating income	1,542,111	541,239	947,609	202,202	600,675	1,294,262	(51,003)	5,077,095

Direct costs	(670,025)	(53,509)	(80,863)	(182,574)	(303,132)	(523,994)	(261,244)	(2,075,341)
Allocated costs and provisions	(798,813)	(207,704)	(188,817)	(70,049)	(189,308)	(250,085)	(45,030)	(1,749,806)
Share of profit of associates	—	—	(1,429)	560	783	(190)	393	117

Profit before tax	73,273	280,026	676,500	(49,861)	109,018	519,993	(356,884)	1,252,065

Tax expense								(288,720)

Profit for the period								963,345
Non-controlling interest								(40,777)

Profit attributable to NBG shareholders								922,568

Segment assets	31,961,306	18,639,070	26,859,396	2,851,745	11,446,389	15,819,570	5,453,008	113,030,484
Tax assets								363,699

Total assets								113,394,183

Other Segment items
Depreciation, amortisation & impairment charges	20,096	1,021	5,011	9,509	33,295	42,186	110,795	221,913
Provision for loans impairment & advances	442,576	151,257	170,331	69,431	189,308	250,085	22,184	1,295,172

Reconciliation of Profit before tax per IFRS to Income before income tax expense per US GAAP for segment reporting purposes	2007	2008	2009
Profit before tax	1,902,929	1,937,014	1,252,065
Dividend paid and transactions on financial instruments classified within equity under IFRS	(109,397)	252,706	186,289
Hedging of Interest Rate Risk and Net Investment Hedge	(133,589)	(885,202)	(430,170)
Fixed assets measurement difference	60,510	31,761	26,810
Effective Interest Rate income recognition method	(6,853)	(77,446)	(88,820)
Redeemable non-controlling interests	(59,272)	(11,260)	(1,282)
Foreign exchange differences on AFS debt securities	9,247	(97,381)	28,800
Fair value option used under IFRS not available under US GAAP until January 1, 2009	4,016	—	—
Difference of equity in earnings of investees	11,412	8,268	(21,515)
Impairment of AFS securities	—	—	(120,538)
Other	16,286	(13,291)	(21,734)

Income before income tax expense	1,695,289	1,145,169	809,905

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 39:    EMPLOYEE BENEFIT PLANS

(a)   Defined Contribution Plans

National Bank of Greece Pension Plan

        In accordance with Greek Law 3655/2008, applicable from April 2008, the Bank's main pension plan, which was a defined-contribution plan, has been incorporated into the main pension branch of the state sponsored social security fund IKA—ETAM as of August 1, 2008. Pursuant to Law 3655/2008, the Bank will contribute EUR 25.5 million into IKA—ETAM per year for 15 years starting from December 2009. This legislation also prescribes that employer contributions made by the Bank will be reduced every three years in equal increments starting from 2013 from 26.5% until they reach 13.3% for employees who joined any social security plan prior to January 1, 1993. Employer contributions for employees who joined any social security fund post January 1, 1993, will remain at 13.3%.

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

        The Bank's employees' Auxiliary Pension Plan provides for defined contributions to be made by the Bank at a rate of 9% of the employee's salary. Benefits paid are determined by years of service with the Bank and the employee's final pensionable pay. Under Law 3371/2005 employees hired after January 1, 2005 are insured in the auxiliary social security fund IKA—ETEAM. The Bank pays its contributions to IKA ETEAM since May 1, 2007.

Ethniki Hellenic General Insurance Company Benefit Plan

        As for the Bank's main pension plan, following legislation passed in April 2008, the post-retirement and health plan of EI has been incorporated into the main pension branch of the state sponsored social security fund IKA—ETAM as of August 1, 2008. Employer contributions made by EI will be reduced every three years in equal increments until they reach 13.3% for employees who joined any social security plan prior to January 1, 1993. Employer contributions for employees who joined any social security fund post January 1, 1993, will remain at 13.3%.

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

NOTE 39:    EMPLOYEE BENEFIT PLANS (Continued)

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

        Total contributions to social security funds, state run plans and defined contribution plans for 2008 and 2009 were EUR 333.1 million and EUR 371.1 million respectively. As mentioned above, as of August 1, 2008, the Bank's pension plan and the pension branch of EI benefit plan were incorporated in IKA-ETAM and therefore ceased to exist as separate defined contribution plans.

(b)   Plans that the Bank does not contribute to

National Bank of Greece Lump Sum Benefit Plan

        The Group does not pay contributions to the aforementioned plan.

(c)   Defined Benefit Plans

Statutory retirement indemnities

        Most NBG Group companies are required by local law to offer retirement indemnities to employees leaving service to retire. Such retirement indemnities are in the form of a lump-sum based usually on final salary and years of service, the calculation of which depends on the jurisdiction in which the company operates and the employee's profession (e.g. Greek law provides for different indemnities for salaried employees, wage earners and lawyers). In some cases, Group company regulations provide for additional benefits to employees above the statutory minimum.

Lump sum and annuity benefits

        Most EI and former Ethnokarta employees are entitled to benefits from Deposit Administration Fund (DAF) type policies, which offer lump sum benefits and pension benefits additional to those offered by social security funds or main pension plans. Such benefits are usually based on the employees' salary and years of service, and vary depending on the provisions of each policy. NBG Cyprus sponsors a Gratuity Plan for its employees, offering lump sum benefits based on final pay and years of service.

Benefits for the employees' children

        Benefits to employees' children are lump sum and are also based on the parents' salary and pension where applicable and on the age at which the child receives the benefits. Such benefits are offered to former Ethnokarta employees' children through a DAF type policy, as well as to the Bank's employees' children through a separate fund.Net periodic costs for these defined benefit plans and

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 39:    EMPLOYEE BENEFIT PLANS (Continued)

termination indemnities include the following components which are recognised in the income statement for the periods ended:

	2007	2008	2009
	(EUR in thousands)
Service cost	14,327	11,857	15,918
Interest cost	17,688	19,066	21,695
Expected return on plan assets	(10,982)	(12,809)	(2,281)
Amortization of actuarial losses	3,536	1,132	17,816
Amortization of prior year cost	81	97	1,769
Costs of additional benefits	36,782	22,611	29,466
Other expense (income)	402	—	—

Net periodic pension cost	61,834	41,954	84,383

        Included in cost of additional benefits in 2007 are costs of voluntary retirement schemes of Group companies: EI EUR 29.5 million, the former National Management and Organization Company ("Ethnokarta") which was merged into the Bank in October 2007 EUR 5.0 million and ASTIR Palace Vouliagmenis EUR 1.4 million, as well as small costs of additional payments to employees mainly by Group banks Finansbank and Vojvodjanska.

        Included in cost of additional benefits in 2008 are costs of voluntary retirement schemes of Group companies: EI EUR 16.8 million and Vojvodjanska EUR 1.4 million.

        Included in cost of additional benefits in 2009 are costs of voluntary retirement schemes of Group companies: EI EUR 24.6 million.

        The decrease in the expected return of plan assets in 2009 is mainly due to the fall in value of plan assets between December 31, 2007 and December 31, 2008, resulting from the decrease in the value of the common stock of the Bank during the same period. The proportion of the Bank's common stock in plan assets is analyzed below. The decrease in the value of common stock of the Bank was recognised in "other comprehensive income" and will be amortized over the average remaining future working life of the employees participating in the relevant plans.

        Weighted average assumptions used to determine the net periodic pension cost for the years ended December 31:

	2007	2008	2009
Discount rate	4.7%	5.4%	5.4%
Expected return on plan assets	7.4%	7.2%	6.1%
Rate of compensation increase	4.6%	4.6%	5.3%

        To set the expected long-term rate of return assumptions the Group uses forward-looking assumptions. In particular, as regards Greek equities, the Group used the return on 10-year government bonds as at the end of the reporting period plus an equity risk premium based on a basket of company shares listed on the Athens Stock Exchange. As regards Deposit Administration Fund assets, the 10-year term deposit EUR rate is used, adjusted for past return experience.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 39:    EMPLOYEE BENEFIT PLANS (Continued)

        The aggregated funding status recognized in the consolidated balance sheet is reconciled below as follows for the years ended December 31:

	2007	2008	2009
	(EUR in thousands)
Change in pension benefit obligation ("PBO"):
PBO, beginning of year	392,106	413,441	482,069
Acquisition/Disposal of subsidiaries	5,226	—	—
Service cost	14,327	11,857	15,918
Interest cost	17,688	19,066	21,695
Employee contributions	7,366	7,093	6,752
Actuarial loss/(gain)	(4,109)	85,140	14,016
Adjustment for disposal and other	920	993	(1,566)
Benefits paid from the Fund	(25,823)	(53,624)	(56,795)
Benefits paid directly by the Group	(21,554)	(17,197)	(25,610)
Settlements/Terminations/Curtailments	27,259	13,737	15,085
Prior service cost arising over last period	35	1,563	1,332

PBO, end of year	413,441	482,069	472,896

	2007	2008	2009
	(EUR in thousands)
Change in plan assets:
Fair value, beginning of year	146,402	183,193	68,001
Actual return on assets	41,762	(94,782)	19,517
Employer contributions	13,486	26,360	38,713
Employee contributions	7,366	7,093	6,752
Expenses	—	(239)	(7,220)
Benefits paid	(25,823)	(53,624)	(56,795)

Fair value, end of year	183,193	68,001	68,968

        The amounts recognized in the statement of financial position at December 31, are as follows:

	2007	2008	2009
Funded status, end of year	(230,248)	(414,069)	(403,928)

        The weighted-average assumptions used in determining the benefit obligation of such plans at December 31, are as follows:

	2007	2008	2009
Discount rate	5.4%	5.4%	5.2%
Rate of compensation increase	4.6%	5.3%	5.1%
Pension increase	2.5%	2.5%	2.5%

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 39:    EMPLOYEE BENEFIT PLANS (Continued)

        Additional year-end information for pension plans with accumulated benefit obligations in excess of plan assets at December 31:

	2007	2008	2009
	(EUR in thousands)
Projected benefit obligation	283,145	482,069	472,896
Accumulated benefit obligation	224,828	378,144	369,281
Fair value of plan assets	54,488	68,001	68,968

        The amounts recognized in "other comprehensive income" at December 31, are as follows:

	2007	2008	2009
	(EUR in thousands)
Net actuarial losses	28,925	215,115	184,321
Prior Service cost	421	1,886	2,340

        The estimated amounts to be amortized from accumulated other comprehensive income into net periodic benefit cost during financial year 2010 are EUR 0.2 million of prior service cost and EUR 14.9 million of net actuarial loss.

        The following table indicates actual and targeted plan asset allocation for the Group's funded defined benefit pension plans:

	2008		2009
					2010
	Amount	Proportion	Amount	Proportion
	(EUR in thousands)		(EUR in thousands)
Equity securities	40,259	59%	54.868	80%	70%–90%
Real estate	4,500	7%	—	—
Other	23,242	34%	14.100	20%	10%–30%

Total	68,001	100%	68,968	100%

        The overall investment objective of the Group is to optimize returns at an acceptable level of risk within the requirements of the local laws, where applicable.

        All equity securities are the Bank's own equity securities, real estate refers to office premises occupied by the Bank, and 'other' relate to deposits and assets of deposits and assets of deposit administration fund policies issued by the Group's main insurance company EI.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 39:    EMPLOYEE BENEFIT PLANS (Continued)

        Benefit payments projected to be made from the defined benefit Pension Plans are as follows:

Benefit payments projected
(EUR in thousands)
2010	77,652
2011	26,543
2012	31,177
2013	31,087
2014	35,656
2015–2019	216,560

        The contributions and retirement indemnities expected to be paid by the Group to funded plans in 2010 are approximately EUR 20.3 million and EUR 15.8 million respectively.

NOTE 40:    SHARE BASED PAYMENT

        At the General Meeting held on June 22, 2005, a stock option program was approved for the executive Directors, executive management and personnel of the Group (Program A). The maximum number of new ordinary shares to be issued under Program A was set at 2.5 million and adjusted to 3.5 million as a consequence of the four to ten share capital increase in 2006. Program A is set to last for five years and expires in 2010. Under the terms of Program A, the exercise price range is between EUR 5.00 and 70% of the average market price for the ordinary shares over a period starting on January 1 of the financial year during which such rights were granted until and including the first exercise date.

        At the repeat General Meeting held on June 1, 2006, a new Group-wide stock option program was approved for the Bank's executive Directors, executive management and personnel of the Group (Program B). The maximum number of new ordinary shares to be issued under Program B was set at 2.5 million and adjusted to 3.5 million as a consequence of the four to ten share capital increase in 2006. Program B shall last five years and expires in 2011. Under the terms of Program B, the exercise price range is between EUR 5.00 and 70% of the average market price for the ordinary shares over a period starting on June 2, 2006 until the date at which such rights are first exercised.

        At the repeat General Meeting held on June 28, 2007, the shareholders of the Bank approved a new Group-wide stock option program for the Bank's executive Directors, executive management and personnel of the Group (Program C). Program C is set to last eight years and expires in 2015. The stock options must be granted up until 2010. The maximum number of new ordinary shares to be issued under Program C was originally set at 12 million and adjusted to approximately 12.5 million as a consequence of four for every hundred shares held issue as stock dividend, in accordance with the resolution passed at the repeat General Meeting held on May 15, 2008. The maximum number of options that can be granted per year cannot exceed 1% of the total number of ordinary shares outstanding. The strike price shall be within the range of EUR 5.00 to 85% of the average market price of the ordinary shares within the time period from January 1 of the year the options are granted until October 31 of that same year. No stock options have been granted under this program.

        In all three stock option programs, adjustments to the number of options not yet granted or exercised, the ordinary shares underlying those options and the strike price for exercising those are

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 40:    SHARE BASED PAYMENT (Continued)

made to maintain the economic value of those options in cases where the Bank's share capital has changed.

        On November 29, 2006, the Board of Directors approved the issue of 2,992,620 share options under Program A. The exercise price was set at EUR 23.80 per share and has been subsequently adjusted to EUR 21.15 due to the share capital increase resolved by the shareholders of the Bank at the General Meeting held on May 15, 2008 and the share capital increase resolved by the Board of Directors of the Bank on June 18, 2009. Outstanding options may be exercised between December 1 and 10, 2010. On November 1, 2007, the Board of Directors approved the issue of a further 496,500 share options under Program A at the original exercise price which was also adjusted to EUR 21.15 due to the share capital increase resolved by the shareholders of the Bank at the General Meeting held on May 15, 2008 and the share capital increase resolved by the Board of Directors of the Bank on June 18, 2009. Outstanding options may be exercised between December 1 and 10, 2010.

        After December 10, 2010, the unexercised options are cancelled. The options are forfeited if the employee is fired with cause and may be forfeited or maintained pursuant to a discretionary decision of the Bank's Board of Directors if the employee resigns from the Group before the options are exercised.

        On November 1, 2007, the Board of Directors approved the issuance of 3,014,100 share options under Program B. The exercise price was originally set at EUR 23.00 per share and has been subsequently adjusted to EUR 20.45 due to the share capital increase resolved by the shareholders of the Bank at the General Meeting held on May 15, 2008 and the share capital increase resolved by the Board of Directors of the Bank on June 18, 2009. All outstanding options may be exercised between June 1 and 10, 2011.

        After June 10, 2011, the unexercised options are cancelled. The options are forfeited if the employee is fired with cause and may be forfeited or maintained pursuant to a discretionary decision of the Bank's Board of Directors if the employee resigns from the Group before the options are exercised.

        Following a resolution by the Board of Directors of the Bank on August 28, 2009, the number of all outstanding options under both Programs A and B is to be multiplied by a factor of 1.082 (rounded to the nearest integer) due to the share capital increase resolved by the Board of Directors of the Bank on June 18, 2009.

        In view of the above, the 2008 comparatives have been adjusted.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 40:    SHARE BASED PAYMENT (Continued)

        Details of the share options outstanding during the period to December 31, 2009 and December 31, 2008 are as follows:

Stock options	Balance	Weighted average exercise price	Weighted average remaining contractual term	Aggregate Intrinsic value
		(EUR)		(EUR)
Outstanding at January 1, 2009	4,323,079	20.80	—	—
Granted during the year	—	—	—	—
Cancelled during the year	(152,923)	20.66	—	—
Exercised during the year	(19,693)	20.90	—	—

Outstanding at December 31, 2009	4,150,463	20.79	1.26	—

Vested but not exercised at December 31, 2009	2,968,420	20.93	1.16	—

        The weighted average exercise price per option was EUR 20.45 and EUR 20.90 for 2008 and 2009 respectively and the weighted average remaining contractual term of options outstanding is 2.23 and 1.26 years for 2008 and 2009 respectively. As of December 31, 2009, there was EUR 4.4 million of total unrecognized compensation cost related to non vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 0.5 year. Due to the current financial crisis the Bank's market share price fell below the exercise price of the option so that its intrinsic value is nil. The aggregate intrinsic value for options exercised in 2008 and 2009 was nil.

        No new options were granted in 2008 or 2009. The weighted average fair value of the options granted in 2007 is EUR 17.66 respectively. The total fair value of options vested during 2008 and 2009 was EUR 19,677 thousand and EUR 7,720 thousand. This fair value was calculated using the Black-Scholes option-pricing model. The inputs into the model were as follows:

Option pricing model—Inputs	2007	2008	2009
Share price	EUR 41.00	—	—
Weighted Average Exercise price	EUR 23.12	—	—
Exercise period (years)	2.02	—	—
Expected volatility	24.0%	—	—
Risk free rate	4.4%	—	—
Expected dividend yield	2.1%	—	—

        The weighted average expected volatility was determined by calculating the historical volatility of the Bank's share price over the last 18 months. Also, expected future volatility has been taken into account. The assumption for forfeitures was estimated to 5% for each year.

        The total expense recognized during, 2007, 2008 and 2009 amounted to, EUR 29.5 million, EUR 6.1 million and EUR 8.3 million respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 41:    ACCUMULATED OTHER COMPREHENSIVE INCOME ATTRIBUTABLE TO NBG SHAREHOLDERS

        The components of accumulated other comprehensive income, net of taxes, comprise:

	Foreign Currency Items	Unrealized gains/(losses) on Available- for-Sale Securities	Pension liability	Accumulated Other Comprehensive Income
	(EUR in thousands)
Balance, January 1, 2007	(7,724)	26,144	(67,155)	(48,735)
Changes during 2007	315,070	(38,281)	43,006	319,795

Balance, December 31, 2007	307,346	(12,137)	(24,149)	271,060
Changes during 2008	(1,032,477)	(785,324)	(150,098)	(1,967,899)

Balance, December 31, 2008	(725,131)	(797,461)	(174,247)	(1,696,839)
Changes during 2009	(55,790)	211,144	24,358	179,712

Balance, December 31, 2009	(780,921)	(586,317)	(149,889)	(1,517,127)

NOTE 42:    FOREIGN EXCHANGE POSITION

        At December 31, 2009, the EUR equivalent of the assets and liabilities, which are denominated in foreign currency, amounted to EUR 27,068,002 thousand (EUR 25,201,480 thousand for 2008 and EUR 22,040,272 thousand for 2007) and EUR 20,759,532 thousand (EUR 21,654,526 thousand for 2008 and EUR 22,483,810 thousand for 2007), respectively.

NOTE 43:    POST BALANCE SHEET EVENTS

Annual General Meeting

        On May 21, 2010, the annual Ordinary General Meeting of the Bank's Shareholders, approved the following:

  (a)
  The distribution of dividends to the holders of our non-cumulative, non-voting, redeemable preference shares of EUR 42.2 million (USD 56.25 million) after withholding taxes, pursuant to their terms.

  (b)
  The payment to the Greek State the amount of EUR 35 million regarding the fixed return of the 70,000,000 Redeemable Preference Shares.

  (c)
  No dividends were declared to the ordinary shareholders, following the participation of the Bank in the Hellenic Republic bank support plan.

Other

        On February 18, 2010, the 2nd Repeat General Meeting of the Bank's shareholders authorized the Board of Directors to issue bonds convertible to shares, as per the provisions of articles 3a and 13 of the Companies Act and article 5 of the Bank's Articles of Association, for a period of five years, up to an amount corresponding to 50% of the paid-up share capital of the Bank as at the time of the assignment of the said right, i.e. EUR 1,696 million. The Meeting leaves it to the Board to decide the

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 43:    POST BALANCE SHEET EVENTS (Continued)

particular terms and details of such issuance, as well as the procedure by which the bonds will be converted to shares.

        On March 30, 2010, the Bank issued the fourth series of covered bonds of EUR 1.5 billion, with a maturity of eight years (with additional ten years extension option) and are secured primarily by residential mortgage loans. The bonds pay interest quarterly at a rate of ECB's refinancing rate plus a margin of 1.90%. The issue forms part of the existing Bank's EUR 10 billion covered bonds program.

        On April 12, 2010, the Bank, under the provisions of Law 3723/2008, obtained from Public Debt Management Agency, Greek government bonds of EUR 787 million collateralized with shipping and mortgage loans.

        On April 23, 2010, a tax law (Law 3842/2010) was enacted, according to which the corporate income tax rate applying to distributed profits is set at 40%, whereas the corporate income tax rate applying to undistributed profits will be gradually reduced by 1% each year from 24% in 2010 to 20% in 2014. The new rate for distributed profits shall apply to profits of years ending from December 31, 2010 onwards.

        According to the same law, the receivable amount of withholding taxes which is reflected in the banks' corporation tax returns for the year 2009 is not refunded provided that it relates to taxes withheld on bond interest income. The Bank estimated the relevant amount at EUR 54,774 thousand.

        On April 26, 2010, under the government-guaranteed borrowings facility provided by Law 3723/2008, the Bank issued EUR 2,500 million Floating Rate Notes, bearing interest at a rate of three-month EURIBOR plus 250 bps paid on an annual basis and are due in April 2013.

        On May 4, 2010, under the government-guaranteed borrowings facility provided by Law 3723/2008, the Bank issued EUR 1,345 million and EUR 655 million Floating Rate Notes, bearing interest at a rate of three-month EURIBOR plus 500 bps paid on an annual basis and are due in May 2013.

        On May 11, 2010, the Bank issued the fifth series of covered bonds of EUR 1 billion, with a maturity of ten years (with additional ten years extension option), which are secured primarily by residential mortgage loans bearing interest at a rate of ECB's refinancing rate plus a margin of 250 bps paid on a quarterly basis. The issue forms part of the existing Bank's EUR 10 billion covered bonds program.

        On May 6, 2010, a new tax (Law 3845/2010) was enacted, according to which entities with net gains in excess of EUR 100 thousand are required to pay additional income tax for purposes of reducing the State deficit as agreed with International Monetary Fund (IMF) and European Union (EU). The Group estimated the total additional tax for the fiscal year ended December 31, 2009 at the amount of EUR 37,823 thousand.

        On June 21, 2010 the Bank established its second Covered Bond Programme ("EUR 15bn Covered Bond Programme II of National Bank of Greece S.A.") under which on June 24, 2010 the Bank issued three Series of EUR 1 billion each. The first Series have a five years maturity (with additional ten years extension option) and bear interest at a rate of ECB's refinancing rate plus a margin of 170 bps paid on a quarterly basis. The second Series have a seven years maturity (with additional ten years extension option) and bear interest at a rate of ECB's refinancing rate plus a margin of 200 bps paid on a quarterly basis. The third Series have a nine years maturity (with

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 43:    POST BALANCE SHEET EVENTS (Continued)

additional ten years extension option) and bear interest at a rate of ECB's refinancing rate plus a margin of 230 bps paid on a quarterly basis.

        On June 28, 2010, under the government-guaranteed borrowings facility provided by Law 3723/2008, the Bank issued EUR 4,265.6 million Floating Rate Notes, bearing interest at a rate of three-month Euribor plus 500 bps paid on an annual basis and are due in June 2013.

Reclassification of securities

        Due to the recent crisis in the Hellenic bonds market, the Group reclassified, in the first quarter of 2010, trading bonds amounting to EUR 276.8 million to available-for-sale and EUR 290.8 million to held-to-maturity. Furthermore, the Group reclassified EUR 1,826.8 million bonds from available for sale into held to maturity because it now intends to hold these bonds until maturity.