Form 20-F/A
period 2009-12-31
NATIONAL BANK OF GREECE SA
filed 2010-07-30
CIK 1096061

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

ΕΘΝΙΚΗ ΤΡΑΠΕΖΑ ΤΗΣ ΕΛΛΑΔΟΣ A.E.
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

None

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as at December 31, 2009, the close of the period covered by the annual report:

607,041,577 Ordinary Shares of nominal value EUR 5.00 per share
25,000,000 Series A Preference Shares of a nominal value of EUR 0.30 per share
70,000,000 Redeemable Preference Shares of a nominal value of EUR 5.00 per share issued to the Hellenic Republic

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

Explanatory note

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, originally filed with the U.S. Securities and Exchange Commission on June 30, 2010 (“Form 20-F”). The sole purpose of this Form 20-F/A is to amend the Form 20-F to provide Interactive Data File disclosure as Exhibit 101 to this Form 20-F/A in accordance with Rule 405 of Regulation S-T. The Interactive Data File disclosure attached as Exhibit 101 to this Form 20-F/A is the first Interactive Data File that we are required to submit under Rule 405 of Regulation S-T.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any Item of the Form 20-F.

ITEM 19  EXHIBITS

Exhibit Number	Description of Exhibits
1*	An English translation of the Articles of Association of the Bank, as amended with effect from February 2010.
8*	Subsidiaries of the Bank.
12.1*	Certification of the Chief Executive Officer and the Chief Financial Officer and Chief Operating Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
13.1*

Certification of the Chief Executive Officer and the Chief Financial Officer and Chief Operating Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm.
101

The following financial information from this Annual Report formatted in XBRL (Extensible Business Reporting Language) includes (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income and Comprehensive Income, (iii) Consolidated Statements of Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Furnished electronically herewith.

* Previously filed as an exhibit to the original filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for this filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NATIONAL BANK OF GREECE S.A.
(Registrant)

By:	/s/ APOSTOLOS TAMVAKAKIS
Apostolos Tamvakakis
Chief Executive Officer

Date: July 30, 2010