Form 20-F
period 2010-12-31
NATIONAL BANK OF GREECE SA
filed 2011-06-23
CIK 1096061

Use these links to rapidly review the document

INDEX TO FINANCIAL STATEMENTS

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
Tel: +30 210 334 2310—Email: IR@NBG.gr
86 Eolou Street, 10232 Athens, Greece
(Name, Telephone, E-mail and/or Facsimile number and Address of company contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Name of each exchange on which registered
American Depositary Shares each representing one fifth of one Ordinary Share	New York Stock Exchange
Ordinary Shares	New York Stock Exchange*
American Depositary Shares each representing one Series A Non-cumulative Preference Share	New York Stock Exchange
Series A Non-cumulative Preference Shares	New York Stock Exchange*

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

None

Number of outstanding shares of each of the Registrant's classes of capital or common stock as at December 31, 2010, the close of the period covered by the annual report:

956,090,482 Ordinary Shares of nominal value EUR 5.00 per share

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

        Solely for convenience, this Annual Report contains translations of certain euro amounts into U.S. dollars at specified rates. These are simply convenience translations and you should not expect that a euro amount actually represents a stated U.S. dollar amount or that it could be converted into U.S. dollars at the rate suggested, or any other rate. In this Annual Report, the translations of euro amounts into U.S. dollars, where indicated, have been made at the noon buying rate for cable transfers of euro into U.S. dollars of US$1.00 = EUR 0.6956, as certified for customs by the Federal Reserve Bank of New York (the "Noon Buying Rate") on May 31, 2011. The respective Noon Buying Rates for the South African rand, Macedonian dinar, Bulgarian leva, Romanian lei, Serbian dinar and Turkish lira are: South African rand 6.8185 per US$1.00, Macedonian dinars 42.7215 per US$1.00, Bulgarian leva 1.3596 per US$1.00, Romanian lei 2.8697 per US$1.00, Serbian dinars 67.3148 per US$1.00 and Turkish lira 1.5958 per US$1.00. The table below sets out the highest and lowest exchange rate between the euro and the U.S. dollar, for each of the completed six months preceding the filing of this Annual Report:

	US$1.00= Euro
Month	High	Low
November 2010	0.7671	0.7030
December 2010	0.7640	0.7465
January 2011	0.7726	0.7291
February 2011	0.7422	0.7250
March 2011	0.7240	0.7036
April 2011	0.7037	0.6747
May 2011 (up to May 31, 2011)	0.7135	0.6723

        The following table sets forth the average exchange rates between the euro and the U.S. dollar and the euro and the Turkish lira (TL) for each of the five years ended December 31, 2006, 2007, 2008, 2009 and 2010 and for the current annual period through May 31, 2011. The following exchange rates have been calculated using the average of the Noon Buying Rates for euro on the last day of each month during each of these periods.

Period	US$1.00= Euro	TL1.00= Euro
2006	0.7960	0.5526
2007	0.7297	0.5598
2008	0.6790	0.5246
2009	0.7170	0.4623
2010	0.7540	0.5009
2011 (up to May 31, 2011)	0.7153	0.4572

Special Note Regarding Forward-Looking Statements

        This Annual Report includes forward-looking statements. Such items in this Annual Report include, but are not limited to, statements made under Item 3.D, "Risk Factors", Item 4.B, "Business Overview" and Item 5, "Operating and Financial Review and Prospects". Such statements can be generally identified by the use of terms such as "believes", "expects", "may", "will", "should", "would", "could", "plans", "anticipates" and comparable terms and the negatives of such terms. By their nature, forward-looking statements involve risk and uncertainty, and the factors described in the context of such forward- looking statements in this Annual Report, could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about the Group, including, among other things:

  •
  current macroeconomic conditions in Greece;

  •
  the effects of regulation (including the EUR 28 billion plan to strengthen the liquidity of the Greek banking sector and economy (the "Hellenic Republic bank support plan") announced by the Hellenic Republic in October 2008 and augmented by EUR 15 billion and EUR 25 billion in 2010 and further increased by Greek Law 3965/2011 by EUR 30 billion in 2011) and the stabilization program in May 2010, jointly supported by the International Monetary Fund ("IMF"), the European Central Bank ("ECB") and the member states of the eurozone, the IMF/eurozone Stabilization and Recovery Program (the "IMF/eurozone Stabilization and Recovery Program" or the "Program") establishing the Hellenic Financial Stability Fund (the "HFSF") and prospective changes in regulation in Greece and other jurisdictions where we operate;

  •
  our ability to obtain funding in the capital markets;

  •
  the effects of regulatory stress tests;

  •
  downgrades to our credit ratings or those of the Hellenic Republic;

  •
  the effects of depressed asset valuations and difficulties determining fair values and estimates for assets;

  •
  recent severe operating and trading conditions in global financial markets where we operate;

  •
  deterioration in macro economic conditions, such as the lack of liquidity in the global financial and other assets markets and the lack of availability and rising cost of credit;

  •
  the financial stability of other financial institutions and the Bank's counterparties and borrowers;

  •
  the adequacy of our current allowances for loan impairment, as well as future charges for non-performing loans;

  •
  our ability to generate taxable profits;

  •
  our ability to reduce costs;

  •
  the financial models we are using to determine the value of certain financial instruments may change over time or may not be accurate;

  •
  our ability to successfully complete all elements of our capital plan;

  •
  our ability to develop and expand our business;

  •
  our ability to expand into new markets;

  •
  competition by other financial institutions in the countries and markets where we operate;

  •
  political, economic and social conditions in the countries outside Greece in which we operate, particularly in Southeastern Europe ("SEE") and Turkey;

  •
  our ability to integrate new information technology systems into our operations and to use these new systems to enhance profitability;

  •
  capital spending and financial resources;

  •
  our future revenues;

  •
  our ability to profit from synergies from past and future acquisitions; and

  •
  other factors described under Item 3.D, "Risk Factors".

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

ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3    KEY INFORMATION

A.    Selected Financial Data

        The following information as at, and for the years ended, December 31, 2006 through 2010 has been derived from the consolidated financial statements of the Group. These financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP"). The selected financial and operating data should be read in conjunction with Item 5, "Operating and Financial Review and Prospects", in this Annual Report and with the Group's audited U.S. GAAP financial statements and the notes thereto as at December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010 (the "U.S. GAAP Financial Statements") included elsewhere in this Annual Report.

	Year ended December 31,
	2006 EUR	2007 EUR	2008 EUR	2009 EUR	2010 EUR	2010(1) USD
	(in thousands, except per share data)
CONSOLIDATED STATEMENT OF INCOME DATA
Continuing operations
Total interest income	3,502,774	5,606,240	6,695,077	6,231,380	6,153,434	8,846,224
Total interest expense	(1,402,419)	(2,619,884)	(3,289,941)	(2,445,115)	(2,065,235)	(2,968,998)

Net interest income before provision for loan losses	2,100,355	2,986,356	3,405,136	3,786,265	4,088,199	5,877,226
Provision for loan losses	(261,603)	(190,755)	(425,537)	(998,448)	(1,204,995)	(1,732,310)

Net interest income after provision for loan losses	1,838,752	2,795,601	2,979,599	2,787,817	2,883,204	4,144,916

Non-interest income
Credit card fees	126,981	209,105	243,048	200,939	188,771	271,379
Service charges on deposit accounts	40,941	43,121	50,546	49,005	52,722	75,794
Other fees and commissions	457,269	626,485	554,161	502,140	475,692	683,859
Net trading profit/(loss)	6,369	(97,693)	(329,550)	(87,096)	(1,085,160)	(1,560,035)
Net gains/(losses) on available-for-sale securities	116,872	129,816	8,415	(8,399)	(23,957)	(34,441)
Equity in earnings of investees & realized gains/(losses) on disposals	26,890	159,536	(23,730)	(27,879)	9,245	13,291
Income from insurance operations	733,330	834,681	852,557	990,054	1,017,172	1,462,294
Other income	248,631	242,829	189,119	100,736	144,081	207,132

Total non-interest income	1,757,283	2,147,880	1,544,566	1,719,500	778,566	1,119,273

	Year ended December 31,
	2006 EUR	2007 EUR	2008 EUR	2009 EUR	2010 EUR	2010 USD
	(in thousands, except per share data)
Non-interest expense
Salaries, employee benefits and voluntary early retirement schemes	(1,037,474)	(1,420,092)	(1,439,415)	(1,557,784)	(1,511,875)	(2,173,484)
Depreciation of premises and equipment	(74,276)	(91,576)	(104,405)	(122,765)	(129,310)	(185,897)
Amortization of intangible assets	(24,404)	(48,235)	(58,073)	(65,260)	(79,906)	(114,873)
Impairment of goodwill	(52,860)	(11,224)	(4,585)	—	(6,320)	(9,086)
Insurance claims, reserves movements, commissions and reinsurance premiums ceded	(655,941)	(764,883)	(741,565)	(898,934)	(941,589)	(1,353,636)
Summary other(2)	(640,354)	(912,182)	(1,030,953)	(1,052,669)	(1,143,122)	(1,643,361)

Total non-interest expense	(2,485,309)	(3,248,192)	(3,378,996)	(3,697,412)	(3,812,122)	(5,480,337)

Income/(loss) from continuing operations before income tax expense	1,110,726	1,695,289	1,145,169	809,905	(150,352)	(216,148)
Discontinued operations
Income from discontinued operations before income tax expense	69,326	—	—	—	—	—

Income/(loss) before income tax expense	1,180,052	1,695,289	1,145,169	809,905	(150,352)	(216,148)
Income tax expense	(225,838)	(311,491)	(242,081)	(220,624)	(61,634)	(88,606)

Net income/(loss)	954,214	1,383,798	903,088	589,281	(211,986)	(304,754)
Less: Net income/(loss) attributable to the non-controlling interest	(96,150)	(65,007)	(81,664)	(62,232)	(56,075)	(80,614)

Net income/(loss) attributable to NBG shareholders	858,064	1,318,791	821,424	527,049	(268,061)	(385,368)
Net income per share from continuing operations
Basic EPS—Income/(loss) from continuing operations(3)	1.44	2.10	1.25	0.73	(0.45)	(0.64)
Basic EPS—Net income/(loss)(3)	1.54	2.10	1.25	0.73	(0.45)	(0.64)
Diluted EPS—Income/(loss) from continuing operations(3)	1.44	2.09	1.25	0.73	(0.45)	(0.64)
Diluted EPS—Net income/(loss)(3)	1.54	2.09	1.25	0.73	(0.45)	(0.64)
Cash dividends declared per share	1.00	1.00	0.40	—	—	—

        The number of shares as adjusted to reflect changes in capital is presented in the following table:

	Weighted average number of shares outstanding Year ended December 31,
	2006	2007	2008	2009	2010
As reported/restated in previous year	472,107,282	534,366,795	534,432,891	564,034,936	—
As reported/restated in current year	555,623,060	628,896,280	628,974,070	663,812,717	762,275,390

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.6956 on May 31, 2011. For information regarding the historical rates of exchange between the euro and the U.S. dollar, refer to "Introduction—Currency and Financial Statement Presentation" in this Annual Report.

(2)
"Summary other" comprises (i) occupancy expenses, (ii) equipment expenses, (iii) deposit insurance premium and (iv) other non-interest expenses, except insurance claims, reserves movement, commissions and reinsurance premia ceded.

(3)
The weighted average number of common shares takes into account the merger of the Bank with National Real Estate S.A. in April 2006, the rights issue of four new shares for every ten shares in June 2006, the share capital increases due to the exercise of stock options in December 2006, December 2007, May 2008 and December 2009, the bonus shares granted to employees in 2007, the stock dividend approved in 2008, the rights issue of two new shares for every nine shares held in June 2009 and the rights issue of one new share for every five shares held and three convertible bonds convertible to three common shares for every eight shares held in September 2010.

	Year ended December 31,
	2006 EUR	2007 EUR	2008 EUR	2009 EUR	2010 EUR	2010(1) USD
	(in thousands)
CONSOLIDATED BALANCE SHEET DATA
ASSETS
Cash and due from banks	1,863,974	4,226,768	1,540,170	1,430,381	1,436,157	2,064,631
Deposits with central bank	2,110,191	2,372,145	2,882,480	2,921,346	2,961,828	4,257,947
Securities purchased under agreements to resell	2,398,097	1,415,688	657,070	532,111	146,302	210,325
Interest bearing deposits with banks	2,272,043	1,777,422	1,750,516	3,077,953	6,398,767	9,198,917
Money market investments	367,653	254,034	241,257	1,239,867	1,180,274	1,696,771
Trading assets	7,374,207	6,678,634	2,056,589	3,167,740	774,374	1,113,246
Financial instruments marked to market through the profit and loss	5,307,946	5,692,692	—	—	—	—
Available-for-sale securities	4,155,066	4,550,227	12,250,841	15,740,696	14,512,870	20,863,815
Held to maturity securities	—	—	130,548	99,604	3,611,797	5,192,348
Loans	43,756,843	55,560,492	70,467,044	75,833,904	79,038,440	113,626,279
Less: Allowance for loan losses	(1,224,757)	(1,132,952)	(1,232,626)	(2,065,178)	(3,175,405)	(4,564,987)

Net loans	42,532,086	54,427,540	69,234,418	73,768,726	75,863,035	109,061,292
Assets classified as held for sale(2)	—	72,197	71,154	—	—	—
Summary other assets(3)	7,332,475	9,493,301	11,034,132	11,205,734	11,929,898	17,150,515

Total assets	75,713,738	90,960,648	101,849,175	113,184,158	118,815,302	170,809,807

LIABILITIES AND EQUITY
Deposits excluding interbank deposits	52,849,071	60,113,568	67,183,941	70,898,987	67,768,292	97,424,227
Interbank deposits	3,037,014	6,759,314	13,338,844	16,935,424	26,127,189	37,560,651
Total deposits	55,886,085	66,872,882	80,522,785	87,834,411	93,895,481	134,984,878
Securities sold under agreements to repurchase	3,037,503	3,509,525	1,757,153	4,485,440	3,538,289	5,086,672
Long-term debt	4,445,565	5,425,319	4,385,023	3,357,054	3,805,950	5,471,463
Liabilities classified as held for sale(4)	—	11,468	6,322	—	—	—
Summary other liabilities(5)	5,917,383	7,447,771	8,190,739	8,141,160	8,757,402	12,589,709

Total liabilities	69,286,536	83,266,965	94,862,022	103,818,065	109,997,122	158,132,722

Redeemable non-controlling interest—Temporary equity	368,954	655,236	256,208	254,499	265,982	382,378
PERMANENT EQUITY
Preferred stock, par value of EUR 0.30 and EUR 5.00 (shares authorized, issued and outstanding: 25,000,000 and 70,000,000)	—	—	7,500	357,500	357,500	513,945
Common stock	2,376,436	2,385,992	2,483,271	3,035,208	4,780,452	6,872,415
Additional paid-in capital	2,413,066	2,488,919	3,267,770	3,878,079	3,883,461	5,582,894
Accumulated other comprehensive income/(loss)	(48,735)	271,060	(1,696,839)	(1,517,127)	(3,468,821)	(4,986,804)
Treasury stock, at cost	(26,826)	(21,601)	(145,277)	(10,626)	(4,901)	(7,046)
Accumulated surplus	707,430	1,419,743	2,015,971	2,523,833	2,182,661	3,137,811

Total NBG shareholders' equity	5,421,371	6,544,113	5,932,396	8,266,867	7,730,352	11,113,215

Non-controlling interest	636,877	494,334	798,549	844,727	821,846	1,181,492

Total liabilities and equity	75,713,738	90,960,648	101,849,175	113,184,158	118,815,302	170,809,807

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.6956 on May 31, 2011. For information regarding the historical rates of exchange between the euro and the U.S. dollar, refer to "Introduction—Currency and Financial Statement Presentation" in this Annual Report.

(2)
"Assets classified as held for sale" in 2007 and 2008 comprise assets of the warehouse section of the Group from the point it took the binding decision to dispose of the warehouse section.

(3)
"Summary other assets" comprises (i) equity method investments, (ii) goodwill, (iii) software and other intangibles, net, (iv) premises and equipment, net, (v) accrued interest receivable, (vi) derivative assets, and (vii) other assets (see Note 17 to the U.S. GAAP Financial Statements).

(4)
"Liabilities classified as held for sale" in 2007 and 2008 comprise liabilities of the warehouse section of the Group, from the point it took the binding decision to dispose of the warehouse section.

(5)
"Summary other liabilities" comprises (i) other borrowed funds, (ii) acceptances outstanding, (iii) accounts payable, accrued expenses and other liabilities, (iv) insurance reserves and (v) derivative liabilities.

SELECTED FINANCIAL RATIOS

	Year ended December 31,
	2006	2007	2008	2009	2010
	(%)
Return on assets(1), (4)	1.30	1.66	0.90	0.54	(0.18)
Return on equity(2), (4)	20.53	22.04	13.17	7.42	(3.35)
Average equity to average assets(3)	5.65	7.19	6.24	6.46	6.65

(1)
Calculated by dividing net income by average total assets as shown in Item 4.E, "Selected Statistical Data—Average Balances and Interest Rates".

(2)
Calculated by dividing net income attributable to NBG shareholders by average total NBG shareholders equity . Average total NBG shareholders equity is equal to the arithmetical average of total NBG shareholders equity at the beginning and at the end of the period, these being the only dates for which the Group has calculated net equity according to U.S. GAAP.

(3)
Calculated by dividing average total NBG shareholders equity by average total assets as shown in Item 4.E, "Selected Statistical Data—Average Balances and Interest Rates".

(4)
Net income for the year 2006 excludes income from discontinuing operations

        For exchange rate information, see "Introduction—Currency and Financial Statement Presentation".

Non GAAP measures

        This Annual Report contains references to certain measures which are not defined by U.S. GAAP, namely "adjusted loans" and "deposits excluding interbank deposits". The Group defines "adjusted loans" as "Net loans" excluding an amortizing loan to the Greek State of EUR 5.3 billion expiring in September 2037 (see Item 4.E, "Selected Statistical Data—Assets—Loan Portfolio"). The Group defines "deposits excluding interbank deposits" as "Total deposits" deducting "Interbank deposits" amounting to:

  •
  EUR 24,873.3 million as at December 31, 2010, EUR 13,019.4 million as at December 31, 2009 and EUR 12,036.3 million as at December 31, 2008 for banking activities in Greece;

  •
  EUR 288.1 million as at December 31, 2010, EUR 2,887.1 million as at December 31, 2009 and EUR 419.3 million as at December 31, 2008 for international operations;

  •
  EUR 965.8 million as at December 31, 2010, EUR 1,028.9 million as at December 31, 2009 and EUR 883.3 million as at December 31, 2008 for Turkish operations; and

  •
  EUR 26,127.2 million as at December 31, 2010, EUR 16,935.4 million as at December 31, 2009 and EUR 13,338.9 million as at December 31, 2008 for the Group.

        The Group uses the measure "adjusted loans" to distinguish loans originated by the Group from the loan provided to the Greek State. Furthermore, the Group uses the measure "deposits excluding interbank deposits" in order to enhance the comparability of its financial performance between reporting periods, particularly in light of increased funding from ECB resulting from the pressure experienced by the Hellenic Republic in its public finances. "Adjusted loans" and "deposits excluding interbank deposits" are not financial measures determined in accordance with U.S. GAAP and, accordingly, should not be considered as an alternative to other measures derived in accordance with U.S. GAAP.

Dividends

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

        On June 2, 2009, the Bank's General Meeting of Shareholders approved the non-payment of dividends to ordinary shareholders as a result of the participation of the Bank in the Hellenic Republic bank support plan and the payment of dividends to preferred shareholders as follows:

  •
  the payment of the interim dividends in the amount of EUR 32.7 million (USD 42.2 million) to the holders of our non-cumulative non-voting redeemable preference shares for the financial year ended December 31, 2008, which was authorized for payment by the Board of Directors on November 17, 2008;

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

        On May 21, 2010, the Bank's General Meeting of Shareholders approved the non-payment of dividends to ordinary shareholders as a result of the participation of the Bank in the Hellenic Republic bank support plan and the payment of dividends to preferred shareholders as follows:

  •
  the distribution of dividends to the holders of our non-cumulative non-voting redeemable preference shares of EUR 42.2 million (USD 56.25 million) after withholding taxes; and

  •
  the distribution of dividends to the Greek State, as sole holder of the 70,000,000 preference shares issued as part of the Bank's participation in the Hellenic Republic bank support plan, of EUR 35 million in accordance with the Hellenic Republic bank support plan and the Bank's Articles of Association.

        On June 23, 2011, the Bank's General Meeting of Shareholders approved the non-payment of dividends to ordinary shareholders as a result of the participation of the Bank in the Hellenic Republic bank support plan and the non-payment of dividends to holders of our non-cumulative non-voting redeemable preference shares and to the Greek State, as sole holder of the 70,000,000 preference shares issued as part of our participation in the Hellenic Republic bank support plan, in accordance with the Bank's Articles of Association, the Law 3965/2011 and the provisions of article 44a in combination with articles 42c and 43 of the Greek Companies Act, which prohibit the payment of dividends in the absence of sufficient distributable funds.

        The following tables set forth the actual dividends per ordinary share paid by the Bank for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 in respect of ordinary shareholders. For more information on how dividends are distributed see Item 8.A, "Consolidated Statements and Other Financial Information—Policy on Dividend Distributions".

Year Ended December 31,	Year of declaration and payment of dividends	Amount of dividends per share, in EUR		Amount of dividends per share, in USD(1)	Number of shares entitled to dividend(2)	Dividend payout ratio(3)
2006	2007	1.00		1.44	475,287,219	51.7%
2007	2008	0.40	(4)	0.58	476,695,961	12.4%
2008	2009	—		—	496,151,765	—
2009	2010	—		—	607,041,577	—
2010	2011 (through June 23, 2011)	—		—	956,090,482	—

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.6956 May 31, 2011.

(2)
The number of outstanding Ordinary Shares subject to dividends includes treasury shares owned by the Bank at the ex-dividend date.

(3)
Dividend payout ratio is the percentage of net profit attributable to ordinary shareholders as cash dividends during a given period. It is computed by dividing dividends declared per share by net profit attributable to NBG ordinary shareholders per share.

(4)
Dividend for the year ended 2007 was EUR 1.40 per share of which EUR 0.40 was paid in cash and the remaining EUR 1.00 was in the form of 4 additional shares for every 100 shares held.

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

        For the financial year ended December 31, 2010, 53.6% of our total interest and non-interest income and as of December 31, 2010, 70.1% of our loans, were derived from our operations in the

Hellenic Republic. In addition, our holdings of EUR 10.9 billion in Greek government bonds represented 9.2% of our total assets, 127.9% of our total permanent equity and 60.5% of our fixed income portfolio (amounting to EUR 18.1 billion) as of December 31, 2010. Accordingly, the quality of our assets, our financial condition and our results of operations are heavily dependent on macroeconomic and political conditions prevailing in Greece.

        The Greek economy has faced and continues to face unprecedented macroeconomic headwinds since the beginning of 2010, originating from sizeable fiscal imbalances—the extent of which has been demonstrated with the release of the significantly revised estimates of the 2009 deficit and debt figures in October 2009—which were compounded by other deep-rooted structural vulnerabilities. These developments, in conjunction with the concomitant multi-notch downgrades of the Greek sovereign debt by all major rating agencies, starting in 2009 and continuing in 2010 and 2011, were translated into rapidly deteriorating financial market conditions for Greek assets (with increased yields on Greece's government bonds) and an effective closing of financial markets to Greek banks since April 2010. Specifically, in April 2010 the Hellenic Republic's credit rating was lowered by Fitch Ratings Ltd. ("Fitch") to BBB-, by Moody's Investors Services Limited ("Moody's") to A3 and by Standard & Poor's Financial Services LLC ("Standard & Poor's") to BB+, which is below investment grade.

        The credit rating of the Hellenic Republic has been subsequently lowered several times by all three credit rating agencies and as of June 16, 2011 was lowered by Standard & Poor's to CCC with a negative outlook, by Fitch to B+ with credit watch negative, and by Moody's to Caa1 with a negative outlook. See "—Our borrowing costs and liquidity levels may be negatively affected by further downgrades of the Hellenic Republic's credit rating" for the chronology of the downgrades.

        In May 2010, the Greek government agreed to a stabilization program, jointly supported by the IMF, the ECB and the member states of the eurozone (the "IMF/eurozone Stabilization and Recovery Program", see also Item 4.B, "Business Overview—The Macroeconomic Environment in Greece—The Hellenic Republic's Economic Crisis" and Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece"). As part of this Program, the Greek government committed to implement measures to decrease government expenses and increase revenues with a view to reducing the general government deficit, to below 3% by 2014 from an upwardly revised deficit of 15.5% of GDP in 2009. The original target for 2010 was 8.2% of GDP subsequently revised to 9.5% of GDP. The IMF/eurozone Stabilization and Recovery Program projected Greek government debt to peak at an upwardly revised percentage of approximate 160% of GDP in 2013-2014 from an upwardly revised 127% of GDP in 2009. The revised targets reflect revisions undertaken at the time of the first review of the Program in the summer of 2010, and primarily reflect the redefinition of the general government deficit and debt, broadening its coverage.

        Despite strong efforts to reduce debt—measures equivalent to 7.5% of GDP were taken in 2010 and measures equivalent to 7% of GDP were expected in 2011—the IMF/eurozone Stabilization and Recovery Program was not meeting its conditions at the time of the fourth review commenced in May 2011. The general government deficit reached 10.5% of GDP in 2010, and tax revenue was significantly below target in the first quarter of 2011. In large part, the fiscal shortfall reflects a more severe recession than originally projected. GDP, in real terms, declined 2.1% in 2009, 4.2% in 2010 and is expected to decline 3.0% to 3.5% in 2011.

        As a result of the above developments, it appears likely that a new program will be proposed with funding from the IMF and the EU. It is expected that this new program will provide the Hellenic Republic additional time to reach its fiscal targets and implement structural reforms. It is also expected that debt reduction will be accelerated through the implementation of an ambitious privatization and government real estate development program. The conditions of this new program will likely include additional fiscal measures that will apply from 2011, including a medium-term fiscal adjustment program. Approval of the fiscal measures for 2011 and the medium-term fiscal adjustment program are conditions for the completion of the fourth review of the existing Program prior to the release of the fifth tranche of IMF and EU funding support of EUR 12 billion.

        The new program may also include private sector participation only on a voluntary basis, renewing maturing Greek government debt with new purchases of Greek government debt. Although the form of such participation has recently been a subject of contention between the official creditors and the ECB, a solution may have been reached that seeks private sector participation on the condition that it does not trigger a technical default according to certain credit rating agencies. It should be noted that a technical default according to certain rating agencies would arise if a voluntary restructuring occurs under coercion and thus any form of voluntary participation runs the risk of triggering a technical default. An agreement between the official creditors on burden sharing between official and existing private sector creditors will have to be reached for the new program to be agreed. The details of the new program are likely to be agreed in late summer or early autumn 2011.

        Debt reduction was expected to be facilitated by a reduction in interest rates payable on loans to the EU. At the EU Summit on May 16, 2011, it was agreed to reduce the interest rate on EU loans to the Hellenic Republic by 100 basis points and to extend their maturity from 3.5 years to 7.5 years. Upon its ratification by EU member states, the decision will smooth the Greek government's redemption profile and reduce its borrowing needs in 2014 and 2015 by EUR 17 billion annually.

        For more information about the main elements of each reform and the substantial risks to the program, see Item 4.B, "Business Overview—The Macroeconomic Environment in Greece—The Hellenic Republic's Economic Crisis".

        The tensions relating to Greek public finance have affected the liquidity and profitability of the financial system in the Hellenic Republic and have resulted in:

  •
  lower market values for Greek government debt;

  •
  limited liquidity in the Greek banking system reflecting an effective closing of market financing since April 2010 and a sizeable contraction of the domestic deposit base in 2010 (of about 14% year-on-year according to Bank of Greece ("BoG") data) and a heavy reliance on ECB funding;

  •
  increased competition for, and thus cost of, customer deposits;

  •
  limited credit extension to customers; and

  •
  an increase in the amount of non-performing loans and impairments of loans reflecting the substantial impact of recession in the debt servicing ability of the Greek private sector (see "—Our borrowing costs and liquidity levels may be negatively affected by further downgrades of the Hellenic Republic's credit rating").

        Despite the Greek government's commitment to implement the necessary reforms which will be included in the likely successor program, certain analysts believe that there are concerns as to its eventual success.

        An agreement on a new program may fail to materialize. In addition, the fifth tranche under the existing program to be disbursed by early July 2011, is expected to be conditional on, among other things, the following elements which carry risks: (i) the approval by the Greek parliament of additional fiscal measures for 2011 of approximately EUR 6.5 billion; and (ii) the approval by the Greek parliament of the medium-term fiscal program containing measures of about EUR 22 billion. These elements challenge the unity of the governing socialist party. In this context, Greek political risk has also increased substantially in the past few months, with defections in the governing party and a reorganisation of the cabinet as well as increased social unrest.

        A failure to successfully implement the IMF/eurozone Stabilization and Recovery Program may lead to termination of the financial support by the IMF, the ECB and the EU, which would create the conditions for a credit event with respect to Hellenic Republic debt or lead to a default by the Hellenic Republic on its debt. Such a credit event could happen as a result of many actions, including a re-profiling of amortization payments to extend those payments several years into the future and reducing their value, or even a restructuring of Greek debt constituting a large reduction in value to creditors.

        Even if the Hellenic Republic successfully implements the IMF/eurozone Stabilization and Recovery Program, government debt as a percentage of GDP is projected to rise to approximately 160% of GDP in 2013. It remains uncertain whether, even if the IMF/eurozone Stabilization and Recovery Program is successfully implemented, the Greek economy will grow sufficiently to ease the financing constraints of the Hellenic Republic. These concerns may result in a credit event with respect to the Hellenic Republic occurring earlier and prior to the completion of the IMF/eurozone Stabilization and Recovery Program. In this event, current macroeconomic conditions in Greece will be exacerbated. The market reaction will be negative and business activity will deteriorate, which will have a material adverse effect on our business, results of operations and financial condition. Our holdings of EUR 10.9 billion in Greek government bonds represented 9.2% of our total assets, 127.9% of our total permanent equity and 60.5% of our fixed income portfolio (amounting to EUR 18.1 billion) as of December 31, 2010. If a credit event with respect to the Hellenic Republic were to occur, our regulatory capital would be severely affected due to our direct exposure to the debt of the Hellenic Republic, requiring the Bank to raise additional capital and thus diluting existing shareholders significantly. There can be no assurance that the Bank could raise all the capital it needs on acceptable terms.

        Similar developments could be triggered by any further significant deterioration of global economic conditions, including the credit profile of other EU countries such as Ireland, Portugal, or the creditworthiness of Greek or international banks, which may give rise to concerns regarding the ability of the Hellenic Republic to meet its funding needs. These developments could:

  •
  directly impact the carrying amount of our portfolio of Greek government debt;

  •
  severely affect our ability to raise capital and meet minimum regulatory capital requirements;

  •
  severely limit our ability to access liquidity; and

  •
  negatively affect our capital position, results of operations and our financial condition.

Recessionary pressures stemming from the IMF/eurozone Stabilization and Recovery Program have had and may continue to have an adverse effect on our business, results of operations and financial condition.

        Our business activities are dependent on the level of banking, finance and financial products and services we offer, as well as our customers' capacity to repay their liabilities. In particular, their levels of savings and credit demand are heavily dependent on customer confidence, employment trends, the state of the economies in countries in which we operate, and the availability and cost of funding. Recessionary pressures may have an adverse effect on our business, results of operations and financial condition.

        The magnitude of the fiscal adjustments agreed under the IMF/eurozone Stabilization and Recovery Program and any subsequent amendments to this Program are likely to continue having a significant effect on economic activity in the Hellenic Republic, adding to the possible negative impact arising from the sharp drop in consumer and business confidence resulting from the recent economic crisis and ongoing sizeable macroeconomic imbalances. In this respect, the cumulative decline in economic activity between 2010 and 2011 is likely to exceed 7.5% taking a heavy toll on disposable income, spending and debt repayment capacity of the Greek private sector. If the IMF/eurozone Stabilization and Recovery Program is not implemented successfully—especially with respect to the ambitious structural reform agenda, or if additional austerity measures are required to counterbalance potential deviations from the Program's targets—economic activity may register a sharper than initially expected drop in 2011, with the future recovery delayed further.

        The worsening macro economic conditions in the Hellenic Republic are materially adversely affecting the liquidity, businesses and/or financial conditions of our borrowers, which are in turn further increasing our non-performing loan ratios, impairing our loan and other financial assets and resulting in decreased demand for borrowings in general and increasing deposit outflows.

        Loans to businesses and households are expected to remain under considerable pressure in Greece as the sizeable downward pressure on household disposable incomes and firms' profitability from the austerity measures as well as the resulting deterioration in the business environment against a backdrop of tighter credit criteria and stressed liquidity conditions are likely to impair further demand for loans. In addition, the need to reduce our dependency on ECB funding will also increase the likelihood of deleveraging, reducing our loans to the economy. Moreover, our customers may further significantly decrease their risk tolerance to non-deposit investments such as stocks, bonds and mutual funds, which would adversely affect our fee and commission income.

        In the context of continued market turmoil, worsening macro-economic conditions and increasing unemployment, coupled with declining consumer spending and business investment and the worsening credit profile of our corporate and retail borrowers, the value of assets collateralizing our secured loans, including houses and other real estate, could decline significantly. Such a decline could result in impairment of the value of our loan assets or an increase in the level of non-performing loans, either of which may have a material adverse effect on our business, results of operations and financial condition.

We are currently severely restricted in our ability to obtain funding in the capital markets and are heavily dependent on the ECB for funding and liquidity, which may be affected by changes in ECB rules relating to the eligibility of collateral such as Greek government bonds and guarantees.

        Concerns relating to the impact of the economic crisis may adversely affect the Bank's credit risk profile, delay its return to the markets for funding, increase the cost of such funding and/or trigger additional collateral requirements in repo contracts and other secured funding arrangements, including with the ECB.

        The severity of pressure experienced by the Hellenic Republic in its public finances has restricted the access of the Bank to the capital markets for funding, particularly unsecured funding and funding from the short-term inter-bank market because of concerns by counterparty banks. These markets are now effectively closed to all Greek banks. Since the end of 2009, maturing inter-bank liabilities have not been renewed, or have been renewed only at higher costs. In addition, deposit outflows beginning in late 2009 and continuing through to the first half of 2011 continue to put pressure on the liquidity position of many Greek banks.

        Reflecting the loss of access to market funding as well as the sharp decline in deposits, our net ECB funding has increased considerably since the start of the crisis. As at December 31, 2010, our net ECB funding amounted to EUR 19.9 billion. As at December 31, 2010, the total amount of the instruments pledged in favor of the ECB exceeded EUR 35 billion, including EUR 12 billion of guarantees provided under the second pillar of the Hellenic Republic bank support plan (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic Bank Support Plan").

        Access to ECB funding collateralized by Greek government bonds has been maintained by ECB rule changes. In May 2010, the ECB announced that it would suspend certain minimum credit rating requirements for Greek government bonds and would accept Greek government bonds as collateral, irrespective of their credit rating. The ECB has not yet determined the length of the period of suspension of the rating requirement. In addition, the ECB has also permitted the use of bank issued bonds, benefiting from Greek government guarantees, as eligible collateral for liquidity purposes, a rule change applying to all member countries. The ECB has purchased Greek government bonds in the secondary market, thus supporting their valuation and therefore their value as collateral.

        The liquidity we receive from the ECB may also be affected by changes in ECB rules. Specifically, the suspension of the ECB's minimum rating requirement in respect of Greek government bonds may end at a time when the Greek government's credit ratings make it ineligible for use in ECB liquidity operations. In addition, the amount of funding available from the ECB is tied to the value of the collateral we provide, including the market value of our holdings of Greek government bonds, which itself may decline in response to ratings actions. If the value of our assets declines, then the amount of funding we can obtain from the ECB will be correspondingly limited. In addition, if the ECB were to revise its collateral standards or increase the rating requirements for collateral securities such that these instruments were not eligible to serve as collateral with the ECB, this could materially increase the Group's funding costs and limit its access to liquidity. The ECB could also place time limitations on the use of government guaranteed securities as eligible collateral, and may set conditions for the continued use of liquidity under exceptional terms. Furthermore, it is unclear how long the ECB will offer unlimited access to short-term repos, or continue its bond purchase program. In the event these exceptional terms are terminated, or the terms on which such access is offered change in a way which materially prejudices the Bank, this could adversely affect our access to liquidity and increase its funding costs significantly.

        In addition, we use our covered bonds for use as collateral with the ECB. Our covered bonds may also become ineligible for use as collateral as a result of further credit ratings downgrades. If Greek sovereign ratings are further downgraded, are rated as defaults or are withdrawn, this will likely have a material adverse effect on our ability to continue to access current levels of funding from the ECB, or access such funding at all.

An accelerated outflow of funds from customer deposits could cause an increase in our costs of funding and have a material adverse effect on our operating results, financial condition and liquidity prospects.

        Historically, one of our principal sources of funds has been customer deposits. Since we rely on customer deposits for the majority of our funding, if our depositors withdraw their funds at a rate faster than the rate at which borrowers repay their loans, or if we are unable to obtain the necessary liquidity by other means, we may be unable to maintain our current levels of funding without incurring higher funding costs or having to liquidate certain of our assets, or increase access to the ECB under its exceptional terms. In 2010, an outflow of customer deposits, which we believe mainly reflected concerns regarding the Hellenic Republic's economic crisis, as well as higher liquidity needs of domestic depositors following the increase in Greek VAT in 2010, led to a decrease in the Group's domestic deposits excluding interbank deposits at December 31, 2010 by 11.4% compared with December 31, 2009. This outflow of domestic deposits has continued in 2011, in line with market outflows as reported by the BoG in June 2011, for the four months period to April 30, 2011.

        The ongoing availability of customer deposits to fund the Bank's loan portfolio is subject to potential changes in certain factors outside the Bank's control, such as depositors' concerns relating to the economy in general, the financial services industry or the Bank specifically, ratings downgrades, significant further deterioration in economic conditions in Greece and the availability and extent of deposit guarantees. Any of these factors on their own or in combination could lead to a reduction in the Bank's ability to access customer deposit funding on appropriate terms in the future and to sustained deposit outflows, both of which would impact on the Bank's ability to fund its operation and meet its minimum liquidity requirements.

        Any loss in consumer confidence in the Bank's banking businesses, or in banking businesses generally, could significantly increase the amount of customer deposit withdrawals in a short period of time. If the Bank or its subsidiaries experience a sustained level of withdrawals, this may have an adverse effect on the Group's results, financial condition and prospects. Unusually high levels of withdrawals could prevent the Bank or another member of the Group from funding its operations and meeting its minimum liquidity requirements. In those extreme circumstances the Bank or another member of the Group may not be in a position to continue to operate without additional funding support, which it may be unable to secure.

There are risks associated with the Bank's potential need for additional capital and liquidity, most notably from a higher-than-expected deterioration in asset quality, as well as greater-than-anticipated asset impairments.

        The Bank is required by regulators in the Hellenic Republic and other countries in which it undertakes regulated activities to maintain adequate capital. Where it undertakes regulated activities elsewhere in the European Economic Area (the "EEA"), it will remain subject to the minimum capital requirements prescribed by regulators in the Hellenic Republic, except in jurisdictions where it has regulated subsidiaries, which will be subject to the capital requirements prescribed by local regulators. The Bank is subject to the risk of having insufficient capital resources to meet the minimum regulatory capital requirements. In addition, those minimum regulatory requirements are likely to increase in the future, the methods of calculating capital resources may change and/or the manner in which the existing regulatory requirements are applied may change. At the beginning of the fourth quarter of 2010, the Bank in a preemptive attempt to fortify its capital position completed a share capital increase which totaled approximately EUR 1.8 billion in cash.

        As of December 31, 2010, the Group had a Tier I capital ratio of 13.1% and an overall capital adequacy ratio of 13.7%. The Bank has announced its intention subject to market conditions to sell a minority stake in its Turkish subsidiary, leaving its holdings at no less than 75%, which would provide an additional support to its capital ratios. Unfavorable conditions in the capital markets, however, may prevent any such sale from occuring.

        Effective management of the Bank's regulatory capital is critical to its ability to operate its businesses, to grow organically and to pursue its strategy. Any change that limits the Bank's ability to manage its balance sheet and regulatory capital resources effectively (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk weighted assets, delays in the disposal of certain assets) or to access funding sources could have a material adverse impact on its financial condition and regulatory capital position.

        The Bank's ability to maintain its regulatory capital ratios could be affected by a number of factors during the current sovereign crisis in Greece. The Bank's Core Tier I ratio could be directly impacted by worse-than-expected after-tax results, a deterioration in credit quality of the Bank's assets that exceeds expectations, and most notably, greater than anticipated asset impairments or potential losses on its significant holdings of Hellenic Republic debt or in view of new regulatory requirements (currently BoG applies a regulatory filter on the valuation losses of the available-for-sale debt instruments and such losses are disregarded for capital adequacy purposes), or the occurence of a credit event with respect to the Hellenic Republic's debt. As at December 31, 2010, Greek government bonds represented 9.2% of total assets and 127.9% of total permanent equity.

        Moreover, in the current crisis, if more capital was needed, there is a risk that the Bank would be unable to raise all the capital it needs on acceptable terms. If the Bank is unable to raise the requisite capital, it may be required to further reduce the amount of its risk weighted assets and engage in the disposition of core and other non-core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the Group. Any failure by the Bank to maintain its minimum regulatory capital ratios could result in administrative actions or other sanctions, which in turn may have a material adverse effect on the Bank's operating results, financial condition and prospects (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece"). This could potentially lead to further capital injections from the Greek government, which would increase Greek government control of the Bank and dilute the interests of existing shareholders.

The IMF/eurozone Stabilization and Recovery Program and receipt of state aid may subject the Bank to additional burdens and subject our shareholders to potentially significant dilution.

        Declining profitability and the possibility of operating losses in what could be a drawn-out recession risks eroding the capital bases of Greek banks, including the Bank. The IMF/eurozone Stabilization and Recovery Program, therefore, contains a third pillar in the form of the HFSF intended to maintain the stability of the Greek banking system by providing capital support in the form of preference or ordinary shares, if a significant decline in capital buffers occurs. The HFSF has been established under Greek Law 3864/2010. Any credit institution that, in the opinion of the BoG, runs a risk of failing to meet its capital adequacy requirements and that has not strengthened its own capital base through capital raisings from existing or new shareholders, may, either upon its own initiative or upon recommendation by the BoG, apply for the capital support available through the HFSF.

        If the Bank is unable to further strengthen its capital base to meet its capital adequacy requirements, the Bank may have to apply for capital support available through the HFSF. As a result of any funds provided by the HFSF to the Bank, the HFSF may exercise significant control over the operations of the Bank and could have a material adverse effect on its profitability, capital management and financial condition. Furthermore, the Bank and the HFSF will have to jointly develop a detailed restructuring plan or amend any such plan which has already been submitted to the European Commission, according to EU state aid rules and the European Commission practices.

        The capital support program under the IMF/eurozone Stabilization and Recovery Program would strengthen the core capital base of the Greek banks in the form of preference shares convertible into ordinary shares (if a bank fails the stress tests and other financial targets in the restructuring plan). The preference shares already issued under the Hellenic Republic bank support plan are also convertible into ordinary shares of the issuing bank in certain circumstances. Any such issuance of ordinary shares will dilute shareholders' interests in the Bank and may result in shareholders losing value of the shares they hold at such time. The conversion ratio will only be determined at the time of conversion and the full dilutive effect of any such conversion will therefore only be known at that time.

Negative results in the Bank's stress testing may lead to further capital increases or loss of public confidence in the Bank.

        Stress tests analyzing the European banking sector recently have been, and we anticipate they will continue to be, published by national and supranational regulators, and the results of a new and more stringent test are expected to be published in the second half of 2011. Specifically, NBG is participating in current stress tests being conducted by the European Banking Authority ("EBA"), which will take into account the impact of, among other things, capital stress arising as a result of sovereign debt crises. Loss of confidence in the banking sector following the announcement of stress tests regarding a bank or the Greek banking system as a whole or market perception that any such tests are not rigorous enough also could have a negative effect on the Bank's cost of funding and may thus have a material adverse effect on its operations and financial condition.

        Greek banks may be required in the future to meet more stringent capital requirements regarding core Tier I ratio. If a bank fails to meet any such new requirements by accessing the capital markets, it would be required to receive additional capital from the HFSF, and thus, the HFSF may exercise significant control over the operations of that bank, which could have a material adverse effect on its business, profitability, capital management and financial conditions.

Our borrowing costs and liquidity levels may be negatively affected by further downgrades of the Hellenic Republic's credit rating.

        Since 2009, the Hellenic Republic has undergone a series of credit rating downgrades and in 2010 moved to below investment grade. On June 14, 2010, Moody's further lowered its credit rating for the Hellenic Republic by four notches from A3 to Ba1, below investment grade. On December 17, 2010 Moody's lowered its credit rating for the Hellenic Republic by three notches, from Ba1 to B1. On January 14, 2011 Fitch lowered its credit rating for the Hellenic Republic by one notch from BBB- to BB+, below investment grade. On March 29, 2011 Standard & Poor's lowered its credit rating for the Hellenic Republic by two notches, from BB+ to BB-. On May 9, 2011, Standard & Poor's furthered lowered its credit rating for the Hellenic Republic by another two notches, from BB- to B. Furthermore, on May 20, 2011 Fitch lowered its credit rating for the Hellenic Republic by three notches from BB+ to B+ and on June 3, 2011 Moody's lowered its credit rating for the Hellenic Republic by 3 notches, from B1 to Caa1 with a negative outlook. Finally, on June 16, 2011, Standard & Poor's lowered its credit rating for the Hellenic Republic from B to CCC with credit watch negative. The rationale for these downgrades was that a deepening recession and rising debt service costs would make it harder for the Hellenic Republic to meet its IMF/eurozone Stabilization and Recovery Program targets and increase the likelihood that the Hellenic Republic would not be able to service its debt in full, without recourse to extraordinary support.

        A downgrade of the Hellenic Republic's rating may occur again in the future in the event of a continuing deterioration in public finances as a result of a poor performance or as a result of the measures proposed being perceived as insufficient. Accordingly, the cost of risk for the Hellenic Republic would increase further, with negative effects on the cost of risk for Greek banks and thereby on their results. Further downgrades of the Hellenic Republic could result in a corresponding downgrade in the Bank's credit rating.

        Negative sentiment surrounding the Hellenic Republic, including further downgrades of the sovereign rating, could also further increase the debt servicing cost of the Hellenic Republic, resulting in increased taxation and lower Greek government spending. This could further delay the country's economic stabilization and eventual recovery by raising the borrowing costs for the banks which is ultimately passed on to the customers, as well as result in credit rationing. This will ultimately affect the Bank's future business volumes and put additional strains on its liquidity, profitability and asset quality.

Our wholesale borrowing costs and access to liquidity and capital have been negatively affected by a series of recent credit rating downgrades of the Bank and may be negatively affected by further downgrades.

        Since October 2009, we have experienced a series of credit ratings downgrades principally reflecting the series of downgrades in the Hellenic Republic's credit rating and the Greek economic crisis. These downgrades may continue. Any further reductions in the long-term credit ratings of the Bank could delay the Bank's return to the capital and inter-bank markets for funding, increase our borrowing costs and/or restrict the potential sources of available funding available to the Bank (in view of the increased capital and liquidity requirements for funding counterparties associated with holding lower-rated securities). See also "—We are currently severely restricted in our ability to obtain funding in the capital markets and are heavily dependent on the ECB for funding and liquidity, which may be affected by changes in the ECB rules relating to the eligibility of collateral such as Greek government bonds and guarantees." Any further reductions may also trigger additional collateral requirements in derivative contracts and other secured funding arrangements and may result in counterparties no longer being willing to enter into hedging transactions with the Bank. As a result, any further reductions in the Bank's credit ratings could adversely affect our access to liquidity and competitive position or have a negative impact on our earnings and financial condition.

Deteriorating asset valuations resulting from poor market conditions may adversely affect our future earnings through a negative impact on our trading income as well as the recovery value of collateral.

        An increase in financial market volatility or adverse changes in the liquidity of our assets could impair our ability to value certain of our assets and exposures. The value ultimately realized by us will depend on the fair value as determined at that time and may be materially different from the current. Any of these factors could require us to recognize additional write downs or realize impairment charges, any of which may adversely affect our financial condition and results of operations as well as our capital.

        The global economic slowdown and economic crisis in Greece have resulted in an increase in non-performing loans and significant changes in the fair values of our credit exposures. A substantial portion of our loans to corporate and individual borrowers are secured by collateral such as real estate, securities, vessels, term deposits and receivables. In particular, as mortgage loans are one of our principal assets, we are currently highly exposed to developments in real estate markets, especially in Greece. From 2002 to 2007, demand for housing and mortgage financing in Greece increased, significantly driven by, among other things, economic growth, declining unemployment rates, demographic and social trends, the desirability of Greece as a vacation destination and historically low interest rates in the eurozone. During late 2007, the housing market began to adjust in Greece as a result of excess supply and higher interest rates. In 2008 economic growth came to a halt and since 2009 economic activity began to contract at an accelerating pace of 2.3% and 4.4% per cent annually in 2009 and 2010 respectively. Furthermore, retail interest rates continued to increase, housing oversupply persisted against a backdrop of increasing uncertainty which further weakened demand. As a result, home prices began declining, with home prices in March 2011 approximately 11% below their June 2008 peak. The sharp increase in unemployment during the economic crisis, which in early 2011 exceeds 15% from 7.2% in September 2008, aggravated the situation, with mortgage delinquencies increasing.

        Continued decline in the general Greek economy or a general deterioration of economic conditions in any industries in which our borrowers operate or in other markets in which the collateral is located, may result in decreases in the value of collateral securing the loans to levels below the outstanding principal balance on some loans disbursed mainly in the few years prior to the crisis. A decline in the value of collateral securing these loans or the inability to obtain additional collateral may require us to establish additional allowance for loan losses. In addition, a failure to recover the expected value of collateral in the case of foreclosure or the inability to initiate foreclosure proceedings due to domestic legislation may expose us to losses which could have a material adverse effect on our business, financial condition and results of operations.

The Bank does not currently pay dividends to its shareholders.

        Under Greek Law 3723/2008 in conjunction with Greek Laws 3965/2011, 3844/2010 and 3756/2009, we did not pay any cash dividends to our ordinary shareholders in 2011 in respect of the 2010 financial year, in 2010 in respect of the 2009 financial year or in 2009 in respect of the 2008 financial year. Subsequent legislation or the issuance of shares to the HFSF may prohibit us from paying cash dividends in subsequent years, according to Greek Law 3864/2010.

        In June 2008, we issued 25 million non-cumulative, non-voting redeemable preference shares at issue price of USD 625 million. If the Bank has sufficient distributable funds, each preference share is entitled to USD 2.25 per share dividend per annum paid in cash.

        As a result of our participation in the Hellenic Republic bank support plan, our dividends are subject to a maximum of 35% of the Bank's distributable profits (on an unconsolidated basis) for as long as the Bank participates in this plan, and any decisions regarding distribution of dividends and remuneration can be vetoed by the Hellenic Republic representative who sits on our Board and attends the General Meeting. Our participation in pillar one of the Hellenic Republic bank support plan has also resulted in the issuance of EUR 350 million fixed return preference shares to the Hellenic Republic.

        Payments of dividends on the redeemable preference shares and payments of the fixed return for the preference shares issued pursuant to the Hellenic Republic bank support plan take preference over distributable profits otherwise available to our ordinary shareholders. No dividend will be paid to holders of US preferred securities and to the Hellenic Republic as holder of preferred shares in 2011 for the 2010 financial year in accordance with the Bank's Articles of Association, the Law 3965/2011 and the provisions of article 44a in combination with articles 42c and 43 of the Greek Companies Act, which prohibit the payment of dividends in the absence of sufficient distributable funds.

        Furthermore, as a result of the economic crisis in Greece, our profitability may decline further. Consequently, we may not be able to pay cash dividends to our shareholders in future years as well, if current market conditions persist, if we continue to participate in the Hellenic Republic bank support plan or if we are required to issue shares to the HFSF, in the near-to medium-term (see Item 8.A, "Consolidated Statements and Other Financial Information—Policy on Dividend Distributions"). In the longer term, we may also be further restricted from making distributions as a result of changes to capital requirements preventing the payment of dividends during periods of financial stress.

Government and inter-governmental interventions aimed at alleviating the financial crisis carry additional risks.

        Government and inter-governmental interventions aimed at alleviating the financial crisis could lead to increased ownership and control of financial institutions by the Hellenic Republic or other entities and further consolidation in the banking sector. For example, during the 2008 - 2009 global financial crisis, various governments responded to credit or liquidity concerns in certain banks by nationalizing or partially nationalizing those banks or putting them through a form of resolution or recapitalization process. During that period, even if banks were not fully nationalized, shareholders experienced significant dilution and loss of value.

Risks Relating to Volatility in the Global Financial Markets

We are vulnerable to the ongoing disruptions and volatility in the global financial markets.

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

        In financial markets, concerns surfaced in a progressive widening of intra-Euro area government bond and sovereign credit default swap ("CDS") spreads for several Euro area issuers with large fiscal imbalances. Against a background of increasing unease over the macro/financial implications of sizeable fiscal imbalances, investors have reduced their investment in these countries. Continued reduction in investment flows may restrict economic recovery, with a corresponding negative impact on our business, results of operations and financial condition, including our ability to fund our operations.

        Results of operations, both in Greece and our international operations, in the past have been, and in the future may continue to be, materially affected by many factors of a global nature, including political and regulatory risks and public finances' conditions; the availability and cost of capital; the liquidity of global markets; the level and volatility of equity prices, commodity prices and interest rates; currency values; the availability and cost of credit; inflation, the stability and solvency of financial institutions and other companies; investor sentiment and confidence in the financial markets; or a combination of these factors.

We are exposed to risks potentially faced by other financial institutions.

        We routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. Sovereign credit pressures may weigh on Greek financial institutions, limiting their funding operations and weakening their capital adequacy by reducing the market value of their sovereign and other fixed income holdings. These liquidity concerns have negatively impacted, and may continue to negatively impact, inter-institutional financial transactions in general. Many of the routine transactions we enter into expose us to significant credit risk in the event of default by one of our significant counterparties. In addition, our credit risk may be exacerbated when the collateral we hold cannot be realized upon or is liquidated at prices not sufficient for us to recover the full amount of the loan or derivative exposure. A default by a significant financial counterparty, or liquidity problems in the financial services industry in general, could have a material adverse effect on our business, financial condition, capital position and results of operations.

Risks Relating to Our Operations Outside of the Hellenic Republic

Our Turkish operations make a significant contribution to our net profit, and operating in Turkey carries certain macroeconomic and political risks.

        Turkish operations through Finansbank, our Turkish subsidiary, represented 18.9% of our gross loans as at December 31, 2010 (compared to 15.0% as at December 31, 2009) and accounted for 31.6% of our total interest and non-interest income and contributed EUR 458.8 million to our net income for the year ended December 31, 2010 (compared to 26.7% and EUR 412.9 million respectively for the year ended December 31, 2009). As a result the Group is subject to operating risks in Turkey, including the following:

  •
  Turkey is a parliamentary democracy and, although stable, it is not free from political instability and domestic terrorist acts.

  •
  Military operations in the Middle East and elsewhere have increased the political and economic risks in the region. The current situation in the area may contribute to further tension. These risks may have an impact on the Turkish economy and consequently, on the Group's operations in Turkey.

  •
  Since the early 1980's, the Turkish economy has undergone a transformation from a highly protected state-directed system to a more free market economy, experiencing an overall pattern of growth from 1992 to 2007. However, the Turkish economy has experienced a succession of financial crises, most notably in 2000 and 2001, as well as macroeconomic imbalances, including substantial budget deficits, significant balance of payments deficits, high inflation rates and high real interest rates. Turkey's economy is exposed to the effects of the continuing global credit difficulties, experiencing four successive quarters of deep recession between the fourth quarter of 2008 and the third quarter of 2009 after 27 quarters of strong growth. Subsequently, the economic environment improved, and Turkey's GDP grew by 8.9% in 2010, with recovery expected to continue in 2011, according to Turkstat. Nevertheless, Turkey may face more financial crises, which could have an adverse effect on Finansbank's business and could adversely affect the Group's business, results of operations or financial condition.

  •
  Turkey remains highly dependent on external financing. Turkey's current account deficit rose to 6.5% of GDP in 2010 and is expected to reach a record high 7.9% of GDP in 2011, according to Turkstat, mainly on the back of unfavorable international oil and commodity prices and strong domestic demand. Should the bulk of the current account deficit continue to hinge on short-term inflows, as was the case in 2010, the external financing could be vulnerable to sudden shifts in investor sentiment. Moreover, although the governing party maintained its position in the legislative elections held on June 12, 2011, and will be able to establish a new government, the new government's agenda is expected to include controversial reforms, including the drafting of a new constitution. As a result, there can be no assurance that Turkey will not experience volatility in domestic financial markets. Such likelihood would increase if international market turbulence continues and would have a negative impact on Finansbank's business and could adversely affect the Group's business, results of operations or financial condition.

  •
  Historically, the Turkish currency has been subject to significant volatility against the euro and other currencies. For example, the Turkish lira appreciated by 3.8% against the euro and depreciated by 2.7% against the US dollar between December 31, 2009 and December 31, 2010. From the Group's acquisition of Finansbank on August 18, 2006 to December 31, 2010, the Turkish lira depreciated by 9.4% against the euro and by 5.5% against the US dollar. The Turkish lira depreciated by 10.9% against the euro and appreciated by 3.0% against the US dollar between December 31, 2010 and May 31, 2011. These fluctuations could have an adverse effect on the value of the Bank's investment in Finansbank and on the Group's overall profitability. The Group has taken steps in the past to reduce its exposure to Turkish lira exchange rate fluctuations and intends to continue implementing such initiatives; however, such protection may not be available on as favorable terms as have been available in the past or at all and may not provide a sufficient hedge against such fluctuations.

  •
  The Group believes the general level of macroeconomic and political risk to be higher in Turkey than in a number of countries whose economies and banking markets are more developed and that are already members of the EU, but the risk levels are converging. While the Group believes there is potential for substantial growth in the Turkish banking market, growth may not occur or Finansbank may be unable to benefit from that growth. Adverse macroeconomic and political events, which limit economic growth in Turkey or restrict the growth of the banking market, may adversely affect Finansbank's business and could adversely affect the Group's business, results of operations or financial condition. For example, various new laws and regulations have been adopted or proposed in Turkey, which affect the Group's business in Turkey. The Turkish central bank decided to continue not to pay interest on reserve accounts. Further, the Turkish central bank announced significant increases in reserve requirement ratios of approximately 400 basis points in March 2011 and approximately 100 basis points in April 2011 in order to slow down domestic demand and discourage loan growth. Additionally, Turkish authorities have reinstated a 15% tax on consumer loans, limited mortgage loan-to-value ratios to 75%, imposed a ceiling on mutual fund fees and decreased ceiling rates on credit cards. Any failure by Finansbank to adopt adequate responses to these or other future changes in the regulatory framework could adversely affect the Group's business, results of operations or financial condition.

        At the time of our share capital increase in September 2010, we announced plans to sell a minority interest in Finansbank through an offering that may comprise both primary and secondary shares. We currently intend to complete this offering when market conditions are favorable; however, our decision to proceed with the offering and its timing are subject to various considerations, including market conditions, offer size and structure and obtaining all necessary regulatory and other approvals. A reduction in our level of ownership in Finansbank would result in a reduction in the level of Finansbank's contribution to the Group's earnings going forward.

Any loss in consumer confidence in Finansbank's banking operations may lead to an accelerated outflow of funds from customer deposits and could cause an increase in our costs of funding.

        Historically, Finansbank's principal sources of funds have included individual deposits. All Finansbank's individual deposits are effectively short-term deposits (the average maturity of individual deposits in 2010 was approximately 48 days), which could expose Finansbank to liquidity risks if retail customers were to withdraw large amounts of their deposits or do not roll over their term deposits upon maturity. Although customer deposits have increased in 2011, any loss in consumer confidence in Finansbank's banking operations could significantly increase the amount of individual deposit withdrawals in a short space of time, or, result in higher interest rates on individual deposits, which could significantly increase Finansbank's cost of funding. Finansbank also relies heavily upon other types of short-term liabilities in addition to individual deposits for its funding. As at December 31, 2010, 95% of Finansbank's other borrowed funds and long-term debt had maturity of less than one year. Given such reliance upon short-term liquidity, there can be no assurance that in the event of a sudden or unexpected shortage of funds in the banking system or otherwise Finansbank will be able to maintain its levels of funding and at commercially reasonable terms.

A deterioration of the credit quality of Finansbank's loans could have a material adverse effect on Finansbank's and the Group's business, financial condition and results of operations.

        The 2009 economic downturn had an adverse effect on the financial condition of some of Finansbank's corporate and retail customers and, in some instances, ultimately affected their ability to service and repay their obligations. This has led to an increase in Finansbank's impaired loans that are more than 90 days past due accompanied by increased allowance for loan losses. Furthermore, in 2010 Finansbank has increased its exposure to retail customers, whose loans generally yield higher interest income but also tend to have higher levels of default than loans of corporate customers. There can be no assurance that continued weakness in consumer spending, high unemployment, decreased profitability of corporate businesses, increasing numbers of insolvencies and/or deterioration of the credit quality of corporate customers will not result in continued increases in the levels of Finansbank's impaired loans in the future, which could have a material adverse effect on Finansbank's and the Group's business, financial condition and results of operations.

A reduction in Finansbank's current long-term ratings may increase Finansbank's funding costs.

        A reduction in the current long-term ratings of Finansbank or any of its principal subsidiaries may increase Finansbank's funding costs, limit its access to the capital markets and trigger additional collateral requirements in derivative contracts and other secured funding arrangements. In addition, any further deterioration in NBG's credit rating or any decrease in Turkey's sovereign credit rating could affect Finansbank's ability to obtain financing. Any such reduction or deterioration could have a material adverse effect on Finansbank's and the Group's business, financial condition and results of operations.

Changes in the competitive environment in Turkey may adversely affect Finansbank's business.

        The Turkish banking sector is highly competitive and has in recent years undergone a period of consolidation. As at December 31, 2010, there were a total of 45 banks (excluding the Turkish central bank and four "participation banks" (i.e. interest-free banking institutions)) licensed to operate in Turkey. A small number of these banks have a significant presence in the industry. The intense competition may increase the pressure for Finansbank to expand the range and sophistication of its products and services currently offered as well as to reduce its margins. Increased pricing competition in the Turkish banking markets may also impact customer behavior patterns and loyalty. In addition, state-owned banks in Turkey historically have had access to inexpensive funding in the form of significant Turkish Government deposits, which has provided a competitive advantage over private banks. Any failure to maintain customer loyalty or to offer customers a wide range of competitive products could have a material adverse effect on Finansbank's and the Group's business, financial condition and results of operations.

We conduct significant international activities in emerging markets, which carries certain political, governmental or macroeconomic risks.

        Apart from our operations in the Hellenic Republic and Turkey, we have built up substantial operations in Bulgaria, Romania, Former Yugoslavian Republic of Macedonia ("FYROM"), Serbia and other developing economies. The Group's SEE operations accounted for 10.7% of our gross loans as at December 31, 2010 (compared to 11.6% as at December 31, 2009) and 12.4% of our total interest and non interest income as at and for the year ended December 31, 2010 (compared to 11.8% for the year ended December 31, 2009). Our international operations are exposed to the risk of adverse political, governmental or economic developments in the countries in which we operate. In addition, most of the countries outside the Hellenic Republic in which we operate are emerging markets where we face particular operating risks.

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

        The economic crisis in Greece may:

  •
  materially adversely affect the operations of our international subsidiaries, including Turkey;

  •
  increase depositors' concerns in these countries regarding the creditworthiness of the Hellenic Republic and the Bank, which may, in turn, affect their willingness to continue to do business with our international subsidiaries; and

  •
  result in local governmental intervention.

Risks Relating to Our Business

We have incurred and may continue to incur significant losses on our trading and investment activities due to market fluctuations and volatility.

        We maintain trading and investment positions in debt, currency, equity and other markets. These positions could be adversely affected by continuing volatility in financial and other markets and the Greek sovereign debt crisis, creating a risk of substantial losses. Significant decline in perceived or actual values of the Group's assets has resulted from previous market events. Continuing volatility and further dislocation affecting certain financial markets and asset classes could further impact the Group's financial condition, results of operations and prospects. In the future these factors could have an impact on the mark-to-market valuations of assets in the Group's available-for-sale ("AFS"), trading portfolios and financial assets and liabilities for which the fair value option has been elected. These include significant holdings of Greek government bonds. In addition, any further deterioration in the performance of the assets in the Group's AFS and held-to-maturity ("HTM") portfolios could lead to impairment losses. The AFS and HTM portfolios accounted for 15.3% of the Group's total assets as at December 31, 2010. Volatility can also lead to losses relating to a broad range of other trading and hedging products we use, including swaps, futures, options and structured products. For further information on market risk exposures in those portfolios, you should refer to Item 11, "Quantitative and qualitative disclosures about Market Risk—Market Risk".

The increase of non-performing loans may have a negative impact on our operations in the future.

        Non-performing loans represented 7.0% of our loans portfolio as of December 31, 2010 (compared to 4.9% as at December 31, 2009) of which 65.4% were to borrowers in Greece (see Item 4.E, "Selected Statistical Data—Credit Quality—Non-Performing Loans, Allowance for Loan Losses, and Loan Loss Experience" and Item 5, "Operating and Financial Review and Prospects—Key Factors Affecting our Results of Operations—Non-Performing Loans"). The effect of the economic crisis in Greece, the implementation of the IMF/eurozone Stabilization and Recovery Program and adverse macroeconomic conditions in the countries in which we operate may result in adverse effects on the credit quality of our borrowers, with increasing delinquencies and defaults. In accordance with Greek Law 3869/2010, debtors that are individuals and cannot be declared bankrupt and who are in a state of permanent inability to pay their debts not attributable to willful misconduct, have the ability to adjust their debts and may be released from a portion of such debts through filing of an application to the competent court (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece"). In addition, collateral collections are more difficult in a period of economic recession and in view of existing legislation relating to valuation of collateral in enforcement proceedings. Moreover, as a result of the financial crisis, and for the protection of the weaker ones, auctions have been suspended until September 30, 2011, in cases where the outstanding balance does not exceed EUR 200,000 (pursuant to Legislative Act dated January 4, 2011, having been ratified by Law 3949/2011 (See "—Applicable bankruptcy laws and other laws and regulations governing creditors' rights in Greece and various SEE countries may limit the Group's ability to obtain payments on defaulted credit—"). Future provisions for non-performing loans could have a materially adverse effect on our profitability.

Volatility in interest rates may negatively affect our net interest income and have other adverse consequences.

        Interest rates are highly sensitive to many factors beyond our control, including monetary policies and domestic and international economic and political conditions. There can be no assurance that further events will not alter the interest rate environment in Greece and the other markets in which the Group operates. Cost of funding is especially at risk for the Bank in view of increased ECB funding and the tight liquidity conditions in the domestic deposit market.

        As with any bank, changes in market interest rates affect the interest rates we charge on our interest-earning assets differently than the interest rates we pay on our interest-bearing liabilities. This difference could reduce our net interest income. Since the majority of our loan portfolio effectively re-prices within a year, rising interest rates may also result in an increase in our allowance for loan losses if customers cannot refinance in a higher interest rate environment. Further, an increase in interest rates may reduce our clients' capacity to repay in the current economic circumstances.

We face significant competition from Greek and foreign banks.

        The general scarcity of wholesale funding since the onset of the economic crisis has led to a significant increase in competition for retail deposits in Greece. We also face competition from foreign banks, some of which may have resources greater than our own. We may not be able to continue to compete successfully with domestic and international banks in the future. These competitive pressures on the Group may have adverse effect on our business, results of operations and financial condition.

The state of the political environment in the Hellenic Republic, Turkey and SEE significantly affect our performance.

        The economic and political environment in the Hellenic Republic, Turkey and in other countries in which we operate may be adversely affected by events outside our control, such as changes in government policies, EU directives in the banking sector and other areas, political instability or military action affecting Europe and/or other areas abroad and taxation and other political, economic or social developments in or affecting the Hellenic Republic, Turkey and the countries in which we operate or may plan to expand. Particularly in Greece, political risk has also increased substantially in the past few months, with defections in the governing party and a reorganization of the cabinet as well as increased social unrest.

Applicable bankruptcy laws and other laws and regulations governing creditors' rights in Greece and various SEE countries may limit the Group's ability to obtain payments on defaulted credits.

        Bankruptcy laws (Greek Law 3869/2010) and other laws and regulations governing creditors' rights vary significantly within the region that the Group operates in. In some countries, the laws offer significantly less protection for creditors than the bankruptcy regimes in Western Europe and the United States. If the current economic downturn persists or worsens, bankruptcies could intensify, or applicable bankruptcy protection laws and regulations may change to limit the impact of the recession on corporate and retail borrowers. Such changes may have an adverse effect on the Group's business, results of operations and financial condition.

Changes in consumer protection laws might limit the fees that the Group may charge in certain banking transactions.

        Changes in consumer protection laws in Greece, Turkey and/or other jurisdictions where the Group has operations could limit the fees that banks may charge for certain products and services such as mortgages, unsecured loans and credit cards. If introduced, such laws could reduce the Group's net income, though the amount of any such reduction cannot be estimated at this time. There can be no assurance that such effects will not have an adverse effect on our business, results of operations and financial condition.

Our business is subject to increasingly complex regulation which may increase our regulatory and capital requirements.

        The Group is subject to financial services laws, regulations, administrative actions and policies in each jurisdiction where it operates. All of these regulatory requirements are subject to change, particularly in the current market environment, where there have been unprecedented levels of government intervention and changes to the regulations governing financial institutions. In response to the global financial crisis, national governments as well as supranational groups, such as the EU, have been considering significant changes to current regulatory frameworks, including those pertaining to capital adequacy, liquidity and scope of banks' operations. As a result of these and other ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of our participation in any government or regulator-led initiatives, such as the Hellenic Republic bank support plan), we may face greater regulation in the Hellenic Republic, Turkey and SEE. Current and future regulatory requirements may be different across each of these locations and even requirements with EEA-wide application may be implemented or applied differently in different jurisdictions.

        Compliance with these new requirements may increase our regulatory capital and liquidity requirements and costs, heighten disclosure requirements, restrict certain types of transactions, affect our strategy and limit or require the modification of rates or fees that we charge on certain loan and other products, any of which could lower the return on the Group's investments, assets and equity. We may also face increased compliance costs and limitations on our ability to pursue certain business opportunities. The new regulatory framework may have significant scope and may have unintended consequences for the global financial system, the Greek financial system or our business, including reducing competition, increasing general uncertainty in the markets or favoring or disfavoring certain lines of business. We cannot predict the effect of any such changes on our business, financial condition, cash flows or future prospects.

        Regulation of the banking industry in the Hellenic Republic has changed in recent years largely as a result of Greece's implementation of applicable EU directives and in response to the economic crisis in the Hellenic Republic. In this context,

  •
  The BoG issued in 2010 a series of amendments of its existing Governor's Acts regarding capital adequacy and risk management in order to adopt the provisions of EU Directives 2009/111/EC, 2009/27/EC and 2009/83/EC which amended the EU Directives 2006/48/EC and 2006/49/EC.

  •
  EU Directive 2010/76/EC was issued on November 24, 2010 amending further the Directives 2006/48/EC and 2006/49/EC as regards capital requirements for the trading book and for re-securitizations, and the supervisory review of remuneration policies. This Directive introduces a number of changes in response to the recent and current market conditions, such as:

  –
  increase of capital requirements for market risk in the trading book under the use of Internal Models taking into account potential losses from adverse market movements in stressed conditions;

  –
  increase of capital requirements under the Standardised Approach for specific market risk of positions in equities held in the trading book;

  –
  imposition of higher capital requirements for positions in re-securitization; and

  –
  restriction on the remuneration payable to individuals fulfilling roles with potential impact on a bank's risk profile.

  •
  The changes relating to remuneration have already come into force and the changes relating to the trading book and re-securitization positions will come into force on December 31, 2011.

  •
  In December 2010, the Basel Committee on Banking Supervision (the "Basel Committee"), issued two consultative documents which contain the capital and liquidity reform package (the "Basel III proposal"). The main elements of Basel III are summarized as follows:

  –
  revision of the regulatory capital definition and its components, setting higher minimum levels for Common Equity Tier I and Tier I capital adequacy ratios;

  –
  introduction of a requirement for non-core Tier I and Tier II capital instruments to have a mechanism that requires them to be written off on the occurrence of a bailout of the institution, which would apply to internationally active banks;

  –
  introduction of capital conservation buffer which is designed to ensure that banks build up capital buffers outside periods of stress which can be drawn down as losses are incurred and countercyclical buffer, in order to ensure that banking sector capital requirements take into account of the macro-financial environment in which banks operate;

  –
  enhancement of risk coverage of the capital requirements framework especially regarding derivatives and other off balance sheet items (counterparty credit risk), the exposures to central counterparties (CCPs) and the values of the risk parameters under stress conditions (market, credit and counterparty credit risk);

  –
  supplementation of risk based capital requirements with a leverage ratio;

  –
  promotion of stronger provisioning practices mainly by moving towards a forward looking (Expected Loss) provisioning approach; and

    –
    introduction of global common liquidity measurement standards for the banking sector, sector, which will subject banks to minimum quantitative requirements for liquidity and increased risk weightings for "illiquid" assets.

        When implemented (as required by October 31, 2012), the Solvency II Directive (Directive 2009/158/EC) will alter significantly the capital structure and overall governance of the Group's life assurance business, and this may have an impact on the capital structure of the Group.

        The European Commission has published several consultation and other policy documents indicating its intention to implement the Basel III standards throughout the EEA by way of further changes to the Directives 2006/48/EC and 2006/49/EC and/or additional regulations. It is anticipated that the initial legislative proposals will be published during 2011. The Commission's intention is that agreement be reached on the final form of legislation by the end of 2011, with implementation by banks being required by January 2013.

        Finansbank is subject to a number of banking and other regulations in Turkey, in particular those of the Banking Regulation and Supervision Agency of Turkey ("BRSA"). Banking regulations in Turkey are evolving in parallel to the global changes and international regulatory environment. The Turkish regulator has announced the roadmap for Basel II and stated that starting from June 2011, the banks in Turkey will report their results according to both Basel I and Basel II; and after June 2012 only Basel II will be used.

Our ability to reduce staff in the Hellenic Republic is limited.

        Part of our strategy is to increase profitability by making our operations more efficient. Our ability to realize one component of this, reducing staff, is limited by Greek labor laws, our collective bargaining agreement and the current employment regulation. As a result, we will continue to depend on voluntary redundancies and attrition to achieve staff reductions. We will continue to assess whether we will be able to further reduce our staff. However, we may not always be successful in achieving staff reductions.

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

        Our competitive position depends, in part, on our ability to continue to attract, retain and motivate qualified and experienced banking and management personnel. Competition in the Greek and other SEE banking industries for personnel with relevant expertise is intense due to the relatively limited availability of qualified individuals. To recruit qualified and experienced employees and to minimize the possibility of their departure, we provide compensation packages consistent with evolving standards in the relevant labor markets. Under the terms of the Hellenic Republic bank support plan, as currently applicable, the Bank is prohibited from paying bonuses to the members of the Board of Directors, the Chief Executive Officer and any general managers or their substitutes. Furthermore, as a result of the economic crisis and regulatory restrictions on bonus payments, we are limiting or restricting the bonuses we pay our personnel, which may inhibit the retention and recruitment of qualified and experienced personnel. However, inability to recruit and retain qualified and experienced personnel in the Hellenic Republic, Turkey and SEE, or manage our current personnel successfully, could have a material adverse effect on our business, financial condition, results of operations or prospects. This risk has increased in view of the current economic situation in Greece.

We could be exposed to significant future pension and post-employment benefit liabilities.

        Like other large companies in the Hellenic Republic that are, or were, in the public sector, the employees of the Bank and certain of our subsidiaries participate in employee-managed pension schemes. The Bank and certain of our subsidiaries make significant contributions to these schemes. In addition, the Bank and several of our subsidiaries offer other post-employment benefit plans, including medical benefit plans. Our consolidated net liability under these plans as of December 31, 2010 was EUR 299.9 million, determined by reference to a number of critical assumptions. These include assumptions about movements in interest rates which may not be realized. Such variation may cause us to incur significantly increased liability in respect of these obligations. For more information on our current obligations under pension plans and the assumptions by reference to which they are determined, please refer to Note 39 to the US GAAP Financial Statements.

        Following legislation passed in April 2008, the Bank's main pension plan and the main pension branch of Ethniki Hellenic General Insurance S.A.'s ("EH") post-employment and health plan, both of which are defined-contribution plans, have been incorporated into the main pension branch of the state-sponsored social security fund ("IKA—ETAM"). Pursuant to this legislation, the Bank will contribute into IKA—ETAM EUR 25.5 million per year for 15 years from December 2009.

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

        In addition, Greek Law 3863/2010 amended substantially the structure and operation of the Greek pensions system. These developments, as well as future interpretations of existing laws and any future legislation regarding pensions and pension liabilities or other post-employment benefit obligations, including those under the IMF/eurozone Stabilization and Recovery Program may increase the liability of the Bank or its subsidiaries with respect to pension and other post-employment benefit plan contributions to cover actuarial or operating deficits of those plans.

The Greek banking sector is subject to strikes which may adversely affect the Group's operations.

        Most of the Bank's employees belong to a union and the Greek banking industry has been subject to strikes over the issues of pensions and wages. Bank employees throughout the Hellenic Republic went on strike for 18 days in 2010. Bank employees have gone on strike 5 days thus far in 2011 (up to June 17, 2011), largely to express their opposition to the new austerity measures implemented in light of the IMF/eurozone Stabilization and Recovery Program. Greek bank unions in general participate in general strikes which have increased. Prolonged labor unrest could have a material adverse effect on the Bank's operations in the Hellenic Republic, either directly or indirectly, for example on the willingness or ability of the government to pass the reforms necessary to successfully implement the IMF/eurozone Stabilization and Recovery Program.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgments and estimates that may change over time or may not be accurate.

        In establishing the fair value of certain financial instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilize observable financial market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilized by such valuation models may not be available or may become unavailable due to changes in financial market conditions. In such circumstances, the Group's internal valuation models require the Group to make assumptions, judgments and estimates to establish fair value. In common with other financial institutions, these internal valuation models are complex, and the assumptions, judgments and estimates the Group is required to make often relate to matters that are inherently uncertain, such as expected cash flows. Such assumptions, judgments and estimates may need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments could have a material adverse effect on the Group's earnings and financial condition. Also, recent market volatility and illiquidity has challenged the factual bases of certain underlying assumptions and has made it difficult to value certain of the Group's financial instruments. Valuations in future periods, reflecting prevailing market conditions, may result in changes in the fair values of these instruments, which could have an adverse effect on the Group's results, financial condition and prospects.

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

        Credit Risk.    Credit risk is the risk of financial loss relating to the failure of a borrower to honor its contractual obligations. Credit risk arises in lending activities and also in various other activities where we are exposed to the risk of counterparty default, such as our trading, capital markets and settlement activities. Counterparty default can be caused by a number of reasons, which we may not be able to accurately assess at the time it undertakes the relevant activity. Credit risk has increased significantly since September 2007 and we are using all available sources of information, including the Credit Bureau services of Tiresias, which are now considered adequately complete, to monitor this trend in Greece.

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

        Liquidity Risk.    The inability of any bank, including the Bank, to anticipate and provide for unforeseen decreases or changes in funding sources could have consequences on the bank's ability to meet its obligations when they fall due. The severity of pressure experienced by the Hellenic Republic in its public finances has restricted the access to markets for the Bank, which currently relies almost entirely on the ECB. See "—Risks Relating to the Hellenic Republic Economic Crisis—We are currently severely restricted in our ability to obtain funding in the capital markets and are heavily dependent on the

ECB for funding and liquidity, which may be affected by changes in ECB rules relating to the eligibility of collateral such as Greek government bonds and guarantees".

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

        Although the Bank believes that its risk management and risk mitigation policies are adequate, our risk management processes may not prevent all instances of fraud. In addition, continuing volatility as a result of market forces out of our control could cause the Bank's liquidity position to deteriorate. Such deterioration would increase funding costs and limit the Bank's capacity to increase its credit portfolio and the total amount of its assets, which could have a material adverse effect on the Bank's business, financial condition or results of operations.

We may not successfully complete all elements of our capital plan announced in September 2010.

        Concurrently with our announcement of the rights offering in September 2010, we announced that we intend to dispose of a minority stake in the share capital of the Group's Turkish subsidiary, Finansbank, of which we own 94.8%, (the "Finansbank Offering") through an offering that may comprise both primary and secondary shares. NBG intends to retain a majority equity stake in Finansbank of at least 75%. Our decision to proceed with the offering and its timing are subject to various considerations, including market conditions, offer size and structure and obtaining all necessary regulatory and other approvals. The Finansbank Offering may be further delayed, may fail to achieve its objectives or may not be consummated.

Our hedging may not prevent losses.

        If any of the variety of instruments and strategies that we use to hedge our exposure to various types of economic risk in our businesses is not effective, we may incur losses. Many of our strategies are based on historical trading patterns and correlations. Unexpected market developments therefore may adversely affect the effectiveness of our hedging strategies. Moreover, we do not hedge all of our risk exposure in all market environments or against all types of risk. For example, we are exposed to Turkish lira fluctuations and do not always hedge this exposure. Finally, the methodology by which certain risks are economically hedged may not qualify for hedge accounting, which may result in additional volatility in the Group's income statement. We have not hedged the sovereign credit risk of the Hellenic Republic.

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

        In 2008, the Greek Parliament approved the Hellenic Republic bank support plan, in response to the difficult funding conditions in 2008. The Greek Parliament originally approved for EUR 28 billion in 2008 and augmented the support plan by EUR 40 billion in 2010 and another EUR 30 billion in 2011. The Hellenic Republic bank support plan, as amended, comprised three tranches or pillars:

  •
  up to EUR 5 billion in preference share capital designed to increase Tier I ratios of participating banks, see Item 5.B, "Liquidity and Capital Resources—Financing Under the Hellenic Republic Bank Support Plan";

  •
  up to EUR 85 billion in guarantees for short-term borrowings of participating banks (originally only EUR 15 billion); and

  •
  up to EUR 8 billion in short-term debt floating rate notes issued to the participating banks by the Public Debt Management Agency.

        As at May 31, 2011, the Hellenic Republic directly owns all 70 million non transferable redeemable preference shares issued by NBG under the capital facility of the bank support plan. This direct stake in NBG provides the Hellenic Republic with voting rights at the general meeting of preferred shareholders and requires the participation on the Board of Directors of NBG of a Government appointed representative, who attends the general meeting of ordinary shareholders of NBG (the "General Meeting"). This representative has the ability to veto actions relating to decisions on strategic issues or decisions that will materially amend the legal or financial situation of NBG for which the General Meeting is competent, the distribution of dividends, the remuneration of NBG's directors and senior management in certain circumstances. By its letter dated October 11, 2010 regarding NBG's rights offering initiated by the September 10, 2010 decision of its Board of Directors, the Hellenic Republic exercised in full its pre-emptive right arising from its holding of preference shares to subscribe for new shares and convertible equity notes that would not be subscribed for by holders of rights and their transferees, equal to approximately 10.3%. Consequently, the Hellenic Republic directly holds 1.23% of the Bank's ordinary shares. (see Item 4.B, "Information on the Company—Business Overview—Regulation and Supervision of Banks in Greece—Plan for the Support of the Liquidity of the Greek Economy"). NBG also participates in the second and third pillars of the Hellenic Republic bank support plan.

        In addition, the Hellenic Republic may exercise a degree of indirect influence on us, through certain state-related entities (primarily pension funds, most of whose boards of directors are appointed by the Hellenic Republic). As of December 31, 2010, domestic pension funds owned approximately 16.3% of our share capital, and other domestic public sector related legal entities and the Church of Greece owned approximately 7.4% If there is not a full voting participation by all of our shareholders at a given shareholders' meeting, these state-related entities, despite holding a non-controlling level of our total shares, may have a voting majority at such meeting (see Item 7.A, "—Major Shareholders—State Interests").

        There is a risk that the Hellenic Republic might seek to exert influence over the Group and may disagree with certain decisions of the Bank and the Group relating to dividend distributions, benefits policies and other commercial and management decisions which may ultimately limit the operational flexibility of the Group.

        If economic conditions do not improve or continue to deteriorate or if the financial position of the Group deteriorates, further government or inter-governmental intervention may take place through the HFSF. Any further government or inter-governmental intervention, including through the HFSF, may have a material adverse effect on the interest of other holders of our securities, results of operations and financial condition. Capital shares issued under the HFSF will provide it with significant management powers (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece").

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

There may be limited growth in our loan portfolio.

        In the current economic environment, our Greek loan portfolio may continue to decline, and our foreign loan portfolio may not grow at historic rates or may even decline. Furthermore, there are a limited number of high credit quality customers to whom banking services may be provided in our target markets. The pace of our loan portfolio growth may be constrained by, among other factors, the health of the Greek economy in light of the economic crisis and the IMF/eurozone Stabilization and Recovery Program and our ability to increase lending volumes to customers that meet our credit quality standards. If we are unable to further expand our loan portfolio in general and/or our customer base in particular, we may not generate sufficient interest income to offset any decline in net interest margins, which could have a material adverse effect on our business, financial condition and results of operations.

We could be subject to additional taxes.

        Due to the uncertainty regarding the success of the IMF/eurozone Stabilization and Recovery Program, new taxes may be imposed on the Group, such as the "one-off" taxation on profitable companies, and existing taxes may be increased. In 2010, the Group was subject to a EUR 79.1 million windfall tax, which comprised of a tax on 2009 earnings of EUR 26.1 million and a reversal of a tax credit from withholding tax of EUR 53.0 million relating to interest income from bonds. In addition, at the European Council Summit held on June 17, 2010, representatives agreed that Member States should introduce a system of levies and taxes on financial institutions to promote an equitable distribution of the costs of the global financial crisis. Any additional taxes imposed on us in the future may have a material adverse effect on our business, results of operations and financial condition.

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

        The principal trading market for our ordinary shares is the ATHEX. The ATHEX is less liquid than other major stock markets in Western Europe and the United States. As a result, shareholders may have difficulty assessing the past performance of the shares based on our prior trading record on the ATHEX. In 2010, the average daily trading value on the ATHEX was EUR 139.3 million, while in the first five months of 2011 it was EUR 111.1 million. In comparison, the average daily trading value on the London Stock Exchange was approximately GBP 4.6 billion in 2010.

        As at December 31, 2010, the aggregate market value of all shares listed on the ATHEX was approximately EUR 65.4 billion, while as at April 29, 2011 it was approximately EUR 59.3 billion. The market value of our ordinary shares listed on the ATHEX on December 31, 2010 and May 31, 2011 was EUR 5.8 billion and EUR 4.7 billion, representing approximately 8.9% and 9.8%, respectively, of the capitalization of all companies listed on the ATHEX. We cannot make assurances about the future liquidity of the market for our shares.

Our share price has been, and may continue to be, volatile.

        The market price of our shares has been subject to significant volatility in the past, and could be subject to wide fluctuations in response to numerous factors, many of which are beyond our control. These factors include the following:

  •
  the overall condition of the Greek economy and budget deficit;

  •
  the perceived stability of the European Monetary Union;

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

        The Bank has operated a commercial banking business for 170 years. Since our founding, our business has expanded to become a large, diversified financial services group. As part of our diversification, the Bank founded EH in 1891. Until the establishment of the Bank of Greece as the central bank of Greece in 1928, the Bank, in addition to commercial banking activities, was responsible for issuing currency in Greece.

Acquisitions, Capital Expenditures and Divestitures

        In 2006, we undertook our largest international acquisition to date. On August 18, 2006, we acquired 46% of the ordinary shares and 100% of the founder shares in Finansbank, a commercial and retail bank in Turkey, from Fiba Holding A.S., Fina Holding A.S., Girisim Factoring A.S. and Fiba Factoring Hizmetleri A.S. (together, the "Fiba Sellers") for a consideration of US$2,323 million and US$451 million for ordinary shares and founder shares, respectively. In order to finance our acquisition of Finansbank, we increased our share capital through a rights issue in July 2006 by payment in cash with preemptive rights to our existing shareholders at a ratio of four new shares for every ten shares. The Fiba Sellers retained a residual stake of 9.68% in the ordinary share capital of Finansbank, which was subject to a call option exercisable by us, and a put option (to us) exercisable by the Fiba Sellers for a period of two years commencing on the second anniversary of the initial acquisition. As a result of Turkish capital markets legislation, the Bank made a mandatory offer to the minority shareholders of Finansbank. During the mandatory tender offer period between January 8 and January 29, 2007, the Bank acquired a further 43.44% of Finansbank's outstanding ordinary shares, for a consideration of EUR 1,733 million, through the Istanbul Stock Exchange ("ISE"). On April 5, 2007, we disposed of 5% of Finansbank's share capital to the International Finance Corporation ("IFC"). This shareholding remains subject to a call option exercisable by us, and a put option (to us) exercisable by the IFC within seven years (See Item 10.C, "Material Contracts"). Following the completion of the mandatory tender offer and the sale of shares to the IFC, we have proceeded to acquire further outstanding ordinary shares in Finansbank. On August 19, 2008, we accepted the proposal of Fiba Holding to acquire the remaining shares of Finansbank held by the Fiba Sellers (9.68%). The exercise price was determined in accordance with the agreement and amounted to US$697 million. Currently we hold 94.80% of Finansbank's outstanding share capital (a 5% stake held is by the IFC and subject to the put and call options). Non-controlling interests ("NCI") that are subject to put options held by third parties are accounted for as described in Note 3 to the U.S. GAAP Financial Statements.

        On January 14, 2010, the Extraordinary General Meeting of the Bank approved the contribution of real estate property of the Bank with a carrying amount of EUR 168.4 million to a real estate investment company under the name "NBG Pangaea Real Estate Investment Company" ("NBG Pangaea"), which is a wholly-owned subsidiary of the Bank.

        On May 19, 2010, Eterika Plc was liquidated.

        On August 17, 2010, the Bank acquired 21.6% of Stopanska Banka AD—Skopje, from European Bank for Reconstruction and Development (EBRD) and from International Finance Corporation (IFC) possessing 10.8% shareholding each, through put and call arrangements as provided for in the 2001 shareholders agreement, between the Bank and EBRD and IFC, for the acquisition of Stopanska Banka AD-Skopje. The total consideration paid amounted to EUR 35.2 million.

        On September 3, 2010, Banca Romaneasca S.A. established NBG Factoring Romania IFN S.A. Banca Romaneasca S.A. owns 99% and NBG Leasing IFN S.A. owns 1% of the new company.

        On November 4, 2010, following the Finansbank's Board of Directors August 2, 2010 decision, the share capital of the Finansbank was increased by TL 551.3 million (TL 547.1 million in cash and TL 4.1 million by capitalization of reserves). The cash contribution by the Group amounted to TL 518.7 million and covered by the proceeds from repayment by Finansbank of subordinated debt amounting to TL 495.8 million (USD 325 million) and cash payments by the reinvestment of the dividend received TL 22.9 million.

        On November 16, 2010, NBG International Inc. (NY) was liquidated.

        During December 2010, Finans Invest acquired from the market 5.11% of Finans Finansal Kiralama A.S. (Finans Leasing), a subsidiary company, listed in Istanbul Stock Exchange, with a cost of TL 20.5 million, increasing its shareholding in Finans Leasing to 13.32%.

        On August 13, 2010, the Bank increased its shareholding in Finans Leasing, through a tender offer. The Bank acquired 27.3% of the share capital for EUR 42.3 million (TL 81.7 million). After these acquisitions the NBG Group owns 90.89% of Finans Leasing.

        In April 2010, Finansbank disposed of 10.73% of its participation in Finans Yatirim Ortakligi A.S. (Finans Investment Trust) for TL 2.7 million. After this transaction the Group owns 71.93% of the entity.

        The table below sets out the Group's principal items of capital expenditure for 2008, 2009 and 2010.

	Year ended December 31,
Type of Capital Expenditure	2008		2009		2010
	(EUR in millions)
Interests in other companies	596.9	(1)	19.6	(2)	133.3	(3)
Information technology and other electronic equipment	58.8		70.8		86.9
Land and buildings	78.5		41.1		60.2
Leasehold improvements	20.8		27.5		21.1
Furniture, fixtures, machinery and vehicles(4)	178.0		144.3		100.2

Total	933.0		303.3		401.7

(1)
Principally representing the acquisition of the remaining shares of Finansbank from Fiba Sellers and the participation in the share capital increase of Astir Palace Vouliagmenis S.A. and NBG Finance (Sterling) Plc.

(2)
Principally representing the participation in the share capital increase of NBG Finance (Sterling) Plc and NBG Finance (Dollar) Plc.

(3)
Principally representing the acquisition of 21.6% of Stopanska Banka AD—Skopje, from European Bank for Reconstruction and Development (EBRD) and from IFC, the acquisition of 27.3% of Finans Finansal Kiralama A.S. (Finans Leasing) and the participation in the capital increases of NBG Finance (Sterling) Plc and NBG Finance (Dollar) Plc.

(4)
"Furniture, fixtures, machinery and vehicles" domestically and abroad also include other capital expenditures that mainly relate to assets under construction and assets under operating leasing.

        Also, as part of a strategy to streamline our operations, we continue to divest non-core equity investments and real estate that are unrelated to our principal financial services businesses and to commit these released resources to more profitable activities.

        The table below sets out the Group's principal divestitures for 2008, 2009 and 2010.

	Year ended December 31,
Type of Divestiture	2008	2009	2010
	(EUR in millions)
Investments(1)	15.5	17.9	0.1
Real estate(2)	79.0	79.0	6.8

(1)
During 2008, the Bank disposed of its participation in Siemens Enterprise Communications S.A. for EUR 11.4 million and its 20.23% associate Hellenic Countryside S.A. for EUR 3.5 million. During 2009 the Group disposed of a 20% of its participation in Social Securities Funds Management S.A. reducing its participation from 40% to 20% for a consideration of EUR 1.3 million and disposed of its investment in Phosphoric Fertilizers Industry S.A. for a consideration of EUR 18.9 million, EUR 2.6 million of which has been deposited in an escrow account to set off contingent liabilities. During 2010, the Bank disposed of a percentage of 2.01% of its indirect participation in Europa Insurance Co for a consideration of EUR 0.1 million.

(2)
Represents disposals of real estate property that was acquired by the Group primarily through foreclosure proceedings, as well as real estate previously used by Group companies. These properties were located primarily in Greece.

B.    Business Overview

Introduction

        We are the largest financial institution in Greece by market capitalization, holding a significant position in Greece's retail banking sector, with more than 11 million deposit accounts, more than three million lending accounts, 574 branches and 1,481 ATMs as at December 31, 2010. Our core focus outside of Greece is in Turkey and SEE, where we currently operate in Bulgaria, Serbia, Romania, Albania, Cyprus and FYROM. We offer our customers a wide range of integrated financial services, including:

  •
  corporate and investment banking;

  •
  retail banking (including mortgage lending);

  •
  leasing and factoring;

  •
  stock brokerage, asset management and venture capital;

  •
  insurance; and

  •
  real estate, hotel and consulting services.

        The Bank is our principal operating company, representing 69.9% of our total assets as at December 31, 2010. The Bank's liabilities represent 75.7% of our total liabilities as at December 31, 2010. While the Bank conducts most of our banking activities, it is supported by eight non-Greek banking subsidiaries: Finansbank A.S., United Bulgarian Bank AD—Sofia ("UBB"), Vojvodjanska Banka A.D. Novi Sad, Banca Romaneasca S.A. ("Banca Romaneasca"), Stopanska Banka A.D.—Skopje ("Stopanska Banka"), the National Bank of Greece (Cyprus) Ltd. ("NBG Cyprus"), South African Bank of Athens Ltd. ("SABA") and NBG Bank (Malta) Ltd. We intend to continue to expand our operations in SEE and the Southeastern Mediterranean region when conditions permit.

        We hold leading positions in many financial services products in Greece. As at December 31, 2010, we had the largest market share of deposits and mortgage loans in Greece, with 29.5% in core deposits and 25.4% in mortgage lending, respectively, according to our internal analysis of published information of the Bank of Greece and other Greek banks; moreover, we were first in life and non-life insurance with market shares of 23.2% and 18.4%, respectively, according to data published by the Greek Private Insurance Supervisory Committee for the nine-month period ended September 30, 2010. We are also strongly positioned in consumer and credit card lending, where, according to our internal analysis of information published by the Bank of Greece, we are first with a market share of 19.6% as at December 31, 2010. We are also second in mutual fund management with a market share of 17.3% as at the same date according to Hellenic Fund and Asset Management Association. We believe that our leadership in financial services in Greece provides a strong platform upon which we will be able to successfully and prudently grow our business.

        For a breakdown of our total revenues by category of activity and geographic market, see Item 5.A, "Operating Results—Segmental Information".

Banking Activities in Greece

        Most of our banking business is domestic and includes retail, corporate and investment banking. The Group's Greek banking operations account for 70.0% of our total lending activities as at December 31, 2010 the ("Greek Banking Loans"). Banking activities in Greece includes the Bank's domestic operations, Ethniki Leasing S.A. ("Ethniki Leasing") and Ethniki Factors S.A. In this section, "—Banking Activities in Greece", financial information pertaining to the Bank relates to banking activities in Greece.

        The following table sets forth details of the Greek Banking loans and deposits at December 31, 2010:

	Loans	Deposits
	Amount	Amount
	(EUR in millions)
Commercial and Retail(1)	46,462	46,776
Public Sector(2)	8,861	3,344

(1)
Retail loans include consumer loans, personal loans, mortgages, automobile financing and credit cards.

(2)
Comprises public utilities and entities governed by Greek public law.

        We believe that the Bank has a significant advantage in attracting domestic deposits from retail and corporate clients due to the:

  •
  wide coverage of the Bank's domestic branch network;

  •
  respected status of the Bank's brand name among a large segment of the population; and

  •
  broad range of services and products offered by the Bank.

        The chart below indicate the fluctuations in Greek Banking loans and Greek Banking deposits excluding interbank deposits attributable to the Bank from December 31, 2008 through December 31, 2010.

Greek Banking Loans and Deposits

Greek Banking Distribution Channels

        As at December 31, 2010, we operated in Greece through 574 branches, one private banking unit, one unit for financial institutions and seven specialized banking units that deal exclusively with troubled and non-performing loans. As at December 31, 2010, we had 1,481 ATMs, of which at least 627 were situated in key locations such as supermarkets, metro stations, shopping centers, hospitals and airports (39% of our ATMs are equipped with cash deposit devices). During 2010, the total number of ATM transactions reached approximately 98 million with a total value of EUR 18.4 billion. In addition, we have developed alternative distribution channels, such as an e-banking platform targeted at both corporate and retail clients. During 2010, the total number of phone and internet banking users increased by 17% reaching approximately 508 thousand, out of which 292 thousand were also phone banking users. The total number of electronic transactions during 2010 was approximately 38.6 million with a total value of approximately EUR 20 billion. We operate a contact center, through which the Bank provides information and transaction services through the use of a voice portal and a manned help desk, which began operation in 2007, and "Fast Line", a telephone service unit of consumer lending through which loan requests of up to EUR 50,000 may be instantly addressed by phone.

        The Bank's branches are located in almost every major city and town in Greece. Approximately 46% of the Bank's branches are located in Athens, Piraeus and Thessaloniki, the major population centers in Greece. The Bank is engaged in a continuous process of rationalizing the organization of its branch network in order to reduce costs, primarily by centralizing back-office functions to free more employees to work on sales activities directly with customers. In addition, the Bank is continuing to consolidate redundant branches in order to maintain equivalent geographic coverage at a lower cost. As at December 31, 2010, the Bank operated 233 full banking branches and 341 retail banking branches.

        We participate in DIAS Interbanking Systems S.A., which currently has 41 banks as shareholder-participants, including the Bank. DIAS Interbanking Systems provides interbank services such as check clearing, ATM networking, fund transfers and payroll and pension services for the benefit of customers of shareholder-participants.

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

Savings and Investment Products

        Savings and investment products of the Bank are offered both in euro and in other currencies. In Greece, the Bank had EUR 50.1 billion in deposits (excluding interbank deposits) as at December 31, 2010, compared with EUR 56.5 billion as at December 31, 2009. In response to customer demand, the Bank offers investment products with high yields. These products include repurchase agreements between the Bank and our clients (backed by Greek government bonds), Greek government bonds from the Bank's proprietary portfolio, capital guaranteed principal products and a wide range of mutual funds and unit trust products provided by NBG Asset Management Mutual Funds S.A. ("NBG Asset Management"), which is 100% owned by Group companies. See Item 4.B, "Business Overview—Banking Activities in Greece—Global Markets & Asset Management".

Payment Services

        We offer payment services to our clients participating in all local interbank payment channels. We are also a direct member of the euro interbank channels of TARGET, TARGET2, EBA for Euro 1, Step 1 and Step 2. As a member of Step 2, the Bank is the main Greek entry point for eurozone payments. For payments, especially outside the eurozone, the Bank maintains a global network of correspondent banks. The Bank is currently completing the centralization of its payment operations. Our Cash Management product offering in Greece leverages extensively the Bank's branch network in providing our customers with on-line transaction processing particularly as regards electronic collection services.

Retail Banking

        All of our retail banking activities in Greece are conducted by the Bank. The Bank offers retail customers a number of different types of deposit and investment products, as well as a wide range of traditional services and products.

        As a result of the economic crisis, we have adopted a more conservative approach to new consumer lending, with a greater emphasis on risk-averse lending criteria. As a result, we expect slower credit expansions across each of our products throughout the remainder of 2011, also in line with the market conditions.

        The following table illustrates our estimated market share in Greece for certain categories of retail banking activities as at the dates indicated:

	As at December 31,
	2009	2010
Mortgage lending (balances)	25.1%	25.4%
Consumer loans and credit cards (balances)	19.9%	19.6%
Core deposits(1)	28.6%	29.5%

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

Consumer Lending Products

        Despite the economic crisis, NBG maintained its strong position in consumer retail banking in 2010, offering a wide range of consumer finance solutions. The Bank is among the most active credit card issuers in Greece, having circulated approximately 1 million cards and managing a total credit card portfolio of EUR 1.8 billion as at December 31, 2010.

        During 2010, the Bank focused on restructuring consumer loans and deleveraging the portfolio, targeting financially healthy customers for new loans and simplifying as well as strengthening credit processing. In particular, the Bank focused on implementing more stringent credit criteria as well as a more effective and targeted portfolio management. The Bank has also modified the way in which it grants loans and takes on new customers by targeting customers that plan to invest rather than consume. In addition to focusing on the financial return of an investment, the Bank also promotes energy saving home improvements including photovoltaic installations.

        Our basic goal for 2011 is to manage the increasing defaults in most portfolios by offering a broader range of restructuring products and helping customers to stay on track with their loan payments.

Mortgage Lending

        The Bank is the largest mortgage lender in Greece according to its internal analysis of information published by the Bank of Greece and has increased its market share to 25.4% at the end of 2010 from 25.1% at the end of 2009. As at December 31, 2010, the Bank's outstanding mortgage balances amounted to EUR 19.5 billion, compared to EUR 19.4 billion as at December 31, 2009, posting an increase of 0.7% and constituting 35.3% of its total lending to enterprises and households in Greece. The volume of new mortgage loan disbursements amounted to EUR 1.4 billion in 2010.

        Mortgage products are offered through our extensive branch network, although strong emphasis is also placed on expanding the use of alternative distribution channels such as real estate agents, construction companies and insurance brokers. The share of loans generated through such alternative channels accounted for approximately 22% of new disbursements in 2010.

        As a response to the current market conditions, NBG adopted more stringent underwriting criteria with lower payment-to-income ratios ("PTI"), lower loan-to-value ratios ("LTV"), higher application score and a more refined risk pricing model which takes into consideration all the aforementioned parameters, as well as the loan purpose. As a result, NBG readjusted upwards mortgage spreads incorporating the higher cost of funding and higher credit risk.

        We offer a wide range of mortgage products, with floating, fixed, or a combination of fixed and floating interest rates. Floating rate mortgages are indexed, based on three-month Euribor plus a spread of up to 3.5%, depending predominantly on the customer's credit profile, LTV ratio and the amount borrowed. These products accounted for approximately 90% of total 2010 loan disbursements.

        In addition to fire and earthquake property insurance, we began offering an optional life insurance plan together with mortgages in 2008, improving the quality of our mortgage credit. This option has been very successful, with almost 80% of new mortgages in 2009 and 2010 carrying a life insurance plan. In July 2009, the Bank's range of insurance products was further enriched with the introduction of a mortgage payment insurance plan that guarantees up to 18 monthly loan installments in case of a borrower's involuntary unemployment or temporary disability due to illness or accident. This new insurance product is complementary to life insurance plans and further improves the safety of mortgage payments. Almost all new mortgages in 2010 carried the payment insurance plan. For further information, see "—Insurance" below.

        During 2010, the Bank's activity was mainly focused on debt restructurings. The restructuring terms included lower payments, extended loan maturity, payment or interest rate caps and skip payments. In 2011, the Bank will continue its restructuring efforts while also introducing flexible terms in performing loans, such as interest-only periods, installment ceilings, interest rate caps etc.

        In 2011 new mortgage production is expected to be lower than in 2010. The Bank will expand its mortgage portfolio in a conservative way by applying more stringent underwriting criteria and a conservative pricing policy, and intends to expand mainly into the new field of green mortgage products and energy saving products.

Small Business Lending Unit

        The Small Business Lending Unit ("SBL Unit") manages the extension of credit to small businesses with annual turnover of up to EUR 2.5 million and total exposure up to EUR 1.0 million.

        The SBL Unit offers lending solutions as outlined below, which cover a full range of business credit needs:

  (a)
  "Open Business Plan", a revolving credit facility limited at up to 100% of total annual turnover (depending on the creditworthiness and industry performance of the borrower);

  (b)
  "Business Multiloan—Development", a medium- or long-term loan either for the purchase of tangible and intangible assets such as real property, mechanical equipment and vehicles or for the enhancement of business liquidity. Since 2007, this product has also been offered to businesses that invest in real estate; and

  (c)
  "Debt Settlement—Rithmisis"—a medium or long term debt-restructuring facility that is focused on businesses that are finding it increasingly difficult to finance their loan obligations, as a result of the current financial crisis.

        During 2010, the SBL Unit sponsored a total of 2,700 companies with disbursements of EUR 170.0 million, particularly emphasizing on green entrepreneurship and photovoltaic power plants. The new disbursements for 2010 were EUR 535.0 million.

        In 2010 the SBL Unit focused on troubled debt restructuring for 8,200 enterprises.

        In addition to customized financing products targeted at certain categories of businesses and professionals such as medical practices, trade unions and car dealers, the SBL Unit offers term loans geared towards medium and long-term working capital needs for the financing of asset purchases.

        For the promotion of the aforementioned products, the SBL Unit also cooperates with alternative sale channels such as financial and tax advisors, brokers and insurance agents on a commission fee basis. These affiliations are based on strict service level agreements and sales performance monitoring, and are now limited to the existing partners only.

        The SBL Unit recently adopted new procedures governing its active participation in the Institute of Financing Small & Very Small Sized Enterprises ("TEMPME S.A."), which facilitates financing of these enterprises by issuing state guarantees on loans to them covering up to 80% of loan principal. In 2010, the SBL Unit's participating in TEMPME S.A. evaluated approximately 2.2 thousand applications resulting in over EUR 57 million in disbursements.

Corporate and Investment Banking

        The Bank's commercial loan portfolio in Greece comprises approximately 62 thousand corporate clients, including Small and Medium Sized Enterprises ("SMEs"), and most of the largest corporate groups in Greece. As a Group, we are able to offer corporate clients a wide range of products and services, including financial and investment advisory services, deposit accounts, loans denominated in euro and other currencies, foreign exchange services, insurance products, custody arrangements and trade finance services.

        As a result of the ongoing economic crisis in Greece, the Bank has adopted a more conservative approach to new commercial lending, with a greater focus on larger corporate borrowers that it perceives to be lower-risk. As a result, the Bank expects even slower credit expansions in its commercial lending portfolio during 2011 compared to 2010.

        The Bank lends to all sectors of the economy. As at December 31, 2010, domestic commercial lending (including loans to the public sector) amounted to EUR 28.9 billion and represented 52.2% of the total domestic loan portfolio of the Bank. Its lending exposure to the ten largest performing loans to non-affiliated enterprises amounted to EUR 3.3 billion as at December 31, 2010, representing 6.0% of its domestic loan portfolio.

        The Bank offers:

  •
  corporate accounts with overdraft facilities;

  •
  foreign currency loans;

  •
  variable rate loans; and

  •
  currency swaps and options (mostly euro-related) for corporate customers.

        The Bank lends primarily in the form of credit lines, which are generally at variable rates of interest with payment terms of up to 12 months. In addition, the Bank provides letters of credit and guarantees for its clients. At December 31, 2010, the Bank had standby letters of credit and financial guarantees amounting to EUR 3.8 billion. Most loans are collateralized to a certain degree, although Greek law imposes significant delays to foreclosing on collateral.

        Since March 2010, the Bank has launched corporate MID and SBL restructuring products some of which fall under Law 3816/2010 (see Item 4.B, "Business Overview—Settlement of Business and Corporate Debt). These products mainly offer a grace period of two years with capital payments only, prolongation of maturity up to 10 years and/or reduction of the interest rate up to 3%. The terms of the restructured loan depend on the balance restructured, the amount of existing or new collateral and any upfront payment made by the customer. In addition for some products, if the loan is repaid in accordance with the renegotiated terms, a discount on interest paid may be offered to the customer.

        The table below sets forth certain key nominal interest rates charged by the Bank:

	As at
Interest rate on:	February 9, 2009	March 16, 2009	April 27, 2009	June 1, 2009
Prime lending rate for working capital	7.50%	7.50%	7.50%	7.50%
Prime lending rate for fixed assets	7.75%	7.75%	7.75%	7.75%
Variable rate mortgages	6.15%	5.65%	5.40%	5.15%
Personal loans	12.50%	12.50%	12.50%	12.50%
Open revolving credit facility	9.10-13.95%	9.10-13.95%	9.10-13.95%	9.10-13.95%

	As at
Interest rate on:	June 30, 2010	December 31, 2010	February 15, 2011	March 31, 2011	June 20, 2011
Prime lending rate for working capital	7.50%	7.50%	7.50%	7.50%	7.50%
Prime lending rate for fixed assets	7.75%	7.75%	7.75%	7.75%	7.75%
Variable rate mortgages	5.15%	5.15%	—	—	—
Personal loans	12.50%	12.50%	12.50%	12.70%	12.70%
Open revolving credit facility	9.10-13.95%	9.10-13.95%	9.10-13.95%	9.10-13.95%	9.35-14.20%

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

        The Bank has traditionally provided financing for many of the largest Greek shipping companies. As at December 31, 2010, outstanding shipping loans (mainly concerning bulk shipping) were EUR 2.2 billion, representing 4.0% of the Bank's total domestic loan portfolio compared to EUR 1.9 billion or 3.5% of the Bank's total domestic loan portfolio, as at December 31, 2009. Of the Bank's shipping finance portfolio as of December 31, 2010, 7.3% concerned the financing of new vessels (new buildings), with the remainder relating to financing purchases of second hand vessels.

        The Bank's conventional shipping finance and syndicated loan portfolio consists of first-tier shipping groups involved in diversified shipping activities (e.g., dry bulk, wet bulk, liner business) in a continuous effort towards maintaining quality, spreading risk and enhancing the profitability of its shipping loan portfolio. Nearly all of the Bank's shipping loans are secured by vessels.

        The shipping industry is highly cyclical, experiencing volatility in revenues and cash flows resulting from changes in the demand and supply of vessel capacity. The demand for vessels is influenced by, among other factors, global and regional economic conditions, developments in international trade and changes in seaborne and other transportation patterns that are not within the Bank's control. During 2010, freight rates in dry bulk shipping have remained at levels considered satisfactory by most participants, whereas in wet bulk they have stayed below desired levels. In container shipping, however, values and rates posted an impressive increase from a very low level during 2009. During 2011, the shipping markets are expected to remain at lower-than-average historical levels (with variations between dry and wet sub-markets) due to increased tonnage supply (new-building vessel deliveries) and modest demand for shipping services, as a consequence of macro-economic conditions.

        The Bank's goal for 2011 remains to closely monitor existing shipping facilities while at the same time supporting existing clientele through facilities provided under terms fully aligned with current market conditions. The Bank's management believes that this effort will result in maintaining a high quality portfolio and its solid presence in this sector in the years to come.

Project Finance

        The Bank is also active in project finance and, during 2010, continued its lending activity to large infrastructure projects in Greece, while no new loans were advanced for projects outside Greece. The increase of the domestic loan portfolio in 2010 was mainly due to the Bank's participation in financing motorway concession projects, which during 2010 have entered the construction phase. The progress of construction of these projects during the next three to four years will lead to a significant increase of NBG's domestic loan portfolio, since the total commitment of the Bank amounts to EUR 349.5 million, compared to EUR 91.1 million disbursed until December 31, 2010.

        Advisory activity in 2010 to the public and private sector developed at a considerably lower pace, as the execution of certain projects was postponed by the Greek Government in the context of the current economic environment. However, the Bank as head of an international team of advisors, provides financial advisory services to government bodies for two projects, namely "24 schools complexes in Attica" and "Thrace Democritus University Student Accommodation". International tenders for the implementation of these projects are currently under way. The Bank also leads a group of domestic and international firms in providing financial advisory services to the Public Real Estate Co, an entity in charge for the development of a portfolio of national properties, selected by their value and is also assisting GAIAOSE (a 100% subsidiary of Greek Railway Organization—OSE) in the development of a Logistics Center in Attica through an international tender and is also engaged in the restructuring negotiations between the Hellenic Republic and a multitude of international and Greek banks for the concession projects in Greece, involving four motorways. Currently, the Bank is participating in international tenders for the provision of financial advisory services to entities controlled by the Greek Government, relating to the development of major real estate assets (International Thessaloniki Fair and Thessaloniki Port Organization).

Leasing

        We began leasing activities in 1990 through our subsidiary, Ethniki Leasing. Ethniki Leasing leases land and buildings, machinery, transport equipment, furniture and appliances, computers and communications equipment. As at December 31, 2010, 60% of the finance lease receivables of Ethniki Leasing were to the trading and services sector, 17% to industry and mining, 21% to construction and real estate and 2% to other sectors. As at and for the year ended December 31, 2010, Ethniki Leasing had total assets of EUR 750.2 million and interest income of EUR 29.6 million, before elimination of intercompany transactions and balances.

Factoring

        We have been active in the provision of factoring services since 1994. In May 2009, Ethniki Factors S.A. a wholly-owned factoring subsidiary of NBG was established, as part of the strategic decision to expand our factoring operations in Greece. This new company is a specialist factoring agency that meets the changing and demanding requirements of the market. Ethniki Factors S.A. offers a comprehensive range of factoring services including prepayment (discounting), management and collection of receivables, credit control, and protection for credit risk. Ethniki Factors S.A. provides both domestic and international factoring services.

Investment Banking

        In 2010, NBG Investment Banking focused on providing advisory services in mergers and acquisitions as well as in tender offers. NBG acted as the advisor of ATE Bank in its capacity as shareholder of the Hellenic Duty Free Shops (HDFS)—for the triple merger of the listed companies Folli Follie—HDFS, and ELMEC. In terms of tender offers, NBG was the advisor for ATE Bank for the voluntary tender offer to the shareholders of ATE Insurance S.A., as well as an advisor to Lomond Metal Products Services SA for the mandatory tender offer to the shareholders of Crown Hellas Can SA.

        With regards to debt capital markets, NBG acted as a Joint Arranger in ATE Bank's EUR 5.0 billion Euro Medium Term Note (EMTN) Programme and continued to provide its services to the Public Power Corporation, as a Joint Arranger, of its EUR 2.0 billion EMTN Programme.

        During 2010, due to the adverse economic conditions prevailing in Greece, many companies postponed or suspended their plans to raise funding in the equity capital markets. As a result, no initial public offering took place on the Athens Exchange during 2010. However, during 2010, NBG acted as a co-lead manager on the international offering of Deutsche Bank's EUR 10.2 billion share capital increase.

Global Markets & Asset Management

Treasury

        The Bank and each of our banking subsidiaries carry out their own treasury activities within the prescribed position and counterparty limits. These activities include:

  •
  Greek and other sovereign securities trading;

  •
  foreign exchange trading;

  •
  interbank lending and borrowing in euro and other currency placements/deposits;

  •
  forward rate agreement trading;

  •
  repurchase agreements;

  •
  corporate bonds; and

  •
  derivative products, such as options and interest rate and currency swaps.

        The Group's Treasury is active across a broad spectrum of capital market products and operations, including bonds and securities, interbank placements in the international money and foreign exchange markets and market-traded and over-the-counter ("OTC") financial derivatives. It supplies the branch network with value-added deposit products, and its client base includes institutions, large corporations, insurance funds and large private-sector investors. In general, the Bank and our subsidiaries enter into derivatives transactions for economic hedging purposes or in response to specific customer requirements. The Bank also trades actively on a proprietary basis, primarily in euro-denominated Greek government securities and, to a lesser extent, in the spot foreign exchange market and is a general clearing member in the Eurex derivatives exchange. In recent years, the Bank's treasury-related activities have represented a significant source of revenues. In 2010, total turnover for foreign exchange trading and money market transactions by the Bank's central dealing room in Athens was approximately EUR 206 billion and EUR 1,107 billion respectively (compared with approximately EUR 265 billion and EUR 599 billion, respectively, in 2009).

        The Bank is active in the primary and secondary trading of Greek government securities, as well as in the international Eurobond market. The Bank is a founding member of the Group of Greek Government Securities Primary Dealers which was established by the Bank of Greece in early 1998.

        The Bank also conducts a portion of its treasury activities through its subsidiary CPT Investments Ltd ("CPT"), which the Bank includes in its consolidated financial statements. As at December 31, 2010, CPT's portfolio comprised Greek government bonds and corporate bonds, with a carrying amount of EUR 1.7 billion.

Private Banking

        The Bank launched its private banking operations ("Private Banking") in 2003 and is dedicated to serving the high net worth clientele, by offering first-class services that maximize clients' personal aspirations. Our team of investment experts provides customers with continuous support and direct access to the major international financial centers and Private Banking services of a global reach.

        Each Private Banking client is unique, with specific financial needs and goals. The understanding of client's personal investment profile is the essence of Private Banking. To that end, a personal and long-standing relationship between the Bank and the client is established, based on trust, confidence and discretion, such that the client's requirements can be efficiently and effectively addressed.

        As the Private Banking team provides services on execution basis only, advisory and discretionary asset management services are provided by NBG Asset Management S.A., adding important solutions to the Bank's investment services. For information related to NBG Asset Management S.A., see Item 4.B, "Business Overview—Banking Activities in Greece—Investment Banking—Global Markets & Asset Management".

        NBG Private Banking received the Euromoney Private Banking Award "Best Private Banking in Greece" for 2008 and 2010.

Custodian Services

        The Bank offers custodian services to its foreign and domestic institutional clients who hold equity securities listed on the Athens Exchange, listed Greek State debt, as well as remote settlement and custody services on the Cyprus Stock Exchange. The Bank offers trade settlements, including clearing services as General Clearing Member on the Athens Exchange, safekeeping of securities, corporate action processing, income collection, proxy voting, tax reclamation, customized reporting, regular market flashes and information services. The Bank also acts as global custodian to its domestic institutional clients who invest in securities outside of Greece.

        The Bank acts as custody provider for 76 domestic institutional clients (5 mutual funds, 14 insurance companies, 54 pension funds, 1 asset management company, 2 investment companies) and 36 foreign institutional clients, including several leading global custodians, as at December 31, 2010. The Bank also offers custodian services to private Greek investors and had approximately 277 thousand active custody accounts as at December 31, 2010.

        Regarding the quality of the custody services offered, the Bank has been awarded "Top Rated" and highest ranked for both Cross-Border/Non-Affiliated and Domestic activities in 2009 and 2010 Agent Banks in Major Markets Surveys of Global Custodian, the most reputable magazine in the custody industry.

Asset Management

        Our domestic fund management business is operated by NBG Asset Management Mutual Funds S.A. ("NBG Asset Management"), which is wholly owned by the Group. NBG Asset

Management manages funds that are made available to customers through the Bank's extensive branch network.

        As of December 31, 2010, NBG Asset Management's total assets under management, in mutual funds, were EUR 1.4 billion compared to EUR 1.9 billion as of December 31, 2009. Its market share in Greece was 17.3% as of December 31, 2010, compared to 17.8% as of December 31, 2009. (Source: Hellenic Fund and Asset Management Association—report of December 31, 2010).

        The total value of mutual funds managed since 2006 is set forth in the table below:

	As at December 31,
	2006	2007	2008	2009	2010
	(EUR in billions, except percentages)
Funds under management	7.0	7.6	2.8	1.9	1.4
Market share	29.1%	31.1%	26.6%	17.8%	17.3%

        NBG Asset Management offers 26 investment funds under the brand name Delos, two under the NBGAM brand name and eight under the NBG International SICAV and NBG Synesis SICAV brand names, which are registered in Luxemburg. NBG Asset Management offers a wide range of investment products that provide to institutional and private investors access to significant markets in stocks, bonds and money market products, in Greece and internationally.

        Additionally, since 2008, NBG Asset Management has expanded its range of investment services. The company offers a more integrated range of contemporary investment services such as:

  •
  portfolio management for institutional and private investors; and

  •
  consultancy investment services for institutional and private investors.

        As of December 31, 2010, NBG Asset Management had approximately 78 institutional and over 67,000 private investors, totaling EUR 1.7 billion assets under management (asset management and mutual fund operations combined).

        During the last quarter of 2010, NBG Asset Management launched the first multiple market Exchange Traded Fund based on the customized Greek and Turkish Index GT-30. This new Exchange Traded Fund is listed in Athens Stock Exchange and offers the opportunity to investors to get exposure to the top thirty large capitalization stocks from Athens and Istanbul stock exchanges (fifteen from each country).

Stock Brokerage

        National P&K Securities S.A., renamed to National Securities S.A. on May 20, 2010, is the Bank's brokerage arm and was founded in 2007 following the merger of the Bank's former subsidiary companies National Securities S.A. and P&K Securities S.A. National Securities S.A. offers a spectrum of investment services to both individual and institutional customers.

        As at December 31, 2010, National Securities S.A. had a market share of 27% of trades brokered by total trading volume on the ATHEX, ranking third in terms of total trading volume, according to ATHEX data.

        The provision of capital markets and advisory services in Greece has become increasingly competitive, with a number of banks and brokerage houses participating actively in this area.

Private Equity and Venture Capital

        With offices in London, Athens, Paris, Istanbul and Bucharest, NBGI Private Equity Limited ("NBGI Private Equity"), a subsidiary of NBGI International Ltd, manages the private equity funds described below. In 2010, NBGI Private Equity had invested amounts of approximately EUR 269 million as at December 31, 2010, compared to approximately EUR 287 million at December 31, 2009.

Fund	Closing Date	Invested amounts	Geographic Focus
(in millions)
NBG Private Equity Fund LP	August 2000	GBP 61	UK
NBGI Private Equity Fund II LP	June 2007	GBP 35	UK
NBG South Eastern Europe Fund LP	March 2006	EUR 24	SEE
NBGI SEE Development Capital Fund LP	March 2007	EUR 27	SEE
NBGI SEE Real Estate Fund LP	October 2009	EUR 31	SE and Central Europe
NBGI SEE Energy Fund LP	October 2008	EUR 0.3	Predominantly Central & Eastern Europe, and selectively Western Europe
NBGI Private Equity France Fund LP	December 2009	EUR 11	France and other French speaking countries
NBGI Turkish Private Equity Fund LP	October 2008	EUR 0	Turkey
NBG Technology LP	October 2001	EUR 29	Predominantly Europe
NBGI Technology Fund II LP	October 2009	EUR 35	Predominantly Europe & US

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

        NBG Technology LP completed two exits, one in 2007 and the other in 2010. The Fund has returned EUR 9.3 million back to the Limited Partners being the sales proceeds from the two exited investments and allocated against previously investor funded General Partner's share. In addition, the Fund has distributed EUR 4.2 million as income to the Limited Partners.

Banking Activities outside of Greece

        We operate, as a Group, in 11 countries outside Greece. As at December 31, 2010, our international network comprised 1,185 branches (including foreign subsidiaries and Bank branches in the United Kingdom, Albania, Egypt and Cyprus) and branches of subsidiaries, which offer traditional banking services and financial products and services. The Bank has seven commercial banking subsidiaries in Turkey, Bulgaria, Romania, FYROM, Serbia, Cyprus and South Africa. Further, the Group has a presence in Malta through its subsidiary, NBG Bank (Malta) Ltd. Our policy, since the early 1990s, has been to focus on the Bank's regional strength in SEE by strengthening our existing network and expanding into growing markets that present low banking penetration and greater profit margins and also to withdraw from mature markets where growth prospects are limited. In particular, we seek to develop our wholesale banking business by targeting major financial centers to which we can offer Greek and Balkan lending exposure. Our retail banking presence in some geographical areas may only be justified by our success in niche markets in which we have the ability to exploit significant advantages.

        Since 2000, the Bank has expanded its presence in SEE through acquisitions and green field start-ups. The Bank's regional strategy aims at diversifying our operations and enlarging our footprint to cover a region with attractive economic prospects. The Bank offers commercial banking services to customers in the region through our branches and subsidiaries in Turkey, Bulgaria, Serbia, Romania, FYROM and Albania.

Turkish Operations

        Our Turkish operations include the Finansbank group of companies (except for Finans Pension, which the Group classifies under Group insurance operations) and NBG Bank (Malta) Ltd, which holds a portfolio of Turkish business.

        In 2010, Turkish operations contributed EUR 458.8 million in net income to the Group, compared to EUR 412.9 million in 2009. Turkish operations' income before income tax expense was EUR 558.8 million as at December 31, 2010 and EUR 491.9 million as at December 31, 2009. As at December 31, 2010, total gross lending was EUR 14,944.6 million while total deposits (excluding interbank deposits) reached EUR 11,545.2 million, compared to EUR 11,402.2 million and EUR 8,775.9 million, respectively, as at December 31, 2009. Total assets of Turkish operations as at December 31, 2010 were EUR 20.7 billion, accounting for 17.4% of our total assets compared to EUR 16.3 billion and 14.4% as at December 31, 2009.

        Retail loans of Turkish operations amounted to TL 16.7 billion as at December 31, 2010, compared to TL 12.4 billion as at December 31, 2009 whereas retail sector deposits amounted to TL 14.0 billion compared to TL 11.9 billion for the same dates.

        Corporate and commercial loans of Turkish operations amounted to TL 14.4 billion as at December 31, 2010, compared to TL 12.4 billion as at December 31, 2009, whereas corporate and public sector deposits amounted to TL 8.3 billion compared to TL 5.6 billion for the same dates.

        On September 7, 2010, NBG announced, as part of its capital plan, its decision to dispose of a minority interest in Finansbank, through an offering that may comprise both primary and secondary shares. We currently intend to complete this offering when market conditions are favourable; however, our decision to proceed with the offering and its timing are subject to various considerations, including market conditions, offer size and structure and obtaining all necessary regulatory and other approvals. A reduction in our level of ownership in Finansbank although would result in a reduction in the level of Finansbank's contribution to the Group's earnings going forward it would expand its franchise in the attractive Turkish banking market, grow its balance sheet and improve its independent access to the capital markets.

Finansbank Group

        Finansbank's group of companies includes Finans Invest, Finans Leasing, Finans Portfolio Management, Finans Investment Trust, Finans Factoring, IBTech, Finans Pension, and Finans Consumer Finance. Finansbank was the fifth largest private bank in Turkey in terms of total assets, loans and deposits as at December 31, 2010, according to data from the Banks Association of Turkey and it offers a wide range of retail, commercial, corporate, private banking and international trade finance services. In addition, Finansbank's subsidiaries provide financial leasing, capital market, corporate finance, portfolio management, brokerage and insurance services. As at December 31, 2010, Finansbank operated through a network of 502 branches in 62 cities, making it the fifth largest private bank in Turkey by size of branch network according to statistics published by the Banking Regulatory Supervisory Agency ("BRSA"). As at December 31, 2010, Finansbank and its subsidiaries had 12,797 employees.

Turkish Banking Distribution Channels

        As at December 31, 2010, Finansbank maintained a branch network of 502 branches, consisting of 439 full service branches, 16 corporate and commercial branches, one retail branch, 44 satellite and

Easy Credit & Manhattan branches and one branch at the Atatürk International Airport Free Trade Zone in Istanbul, as well as one branch in Bahrain. While all Finansbank's corporate banking branches include a retail banking unit, certain branches are now dedicated only to retail customers and are located primarily in upper-middle income residential areas. Finansbank expects the reach of its branches to become even broader in connection with the significant ongoing expansion of its branch network, which includes a plan to open a total of 50 new branches in 2011 (including the 10 new branches opened in 2011, up to the date of this annual report).

        As at December 31, 2010, 75.0% of all of Finansbank's customer transactions were made through alternative distribution channels (internet, phone banking, ATM, IVR and point-of-sale ("POS") terminals). The number of online banking customers exceeded 1.4 million, an increase of 18.7% compared to December 2009. The total number of transactions through Finansbank's internet banking services increased by 34.7% in 2010. Finansbank's ATM network grew by 11.9% in 2010 as the number of ATMs reached 1,574 compared with 1,406 at December 31, 2009.

Retail Banking

        Finansbank's retail banking activities consist primarily of mortgages, consumer lending, credit and debit card services, deposits and investment management, and insurance products. Income from Finansbank's retail banking activities includes net interest income from loans and advances to retail customers and deposits collected from individuals, as well as fee and commission income received from loan underwriting, asset management services, life insurance and property and casualty insurance products, credit and debit card-related services, settlements and cash-related transactions with or for individuals. Retail banking has been one of the principal drivers of Finansbank's growth during the past three years. As at December 31, 2010, Finansbank had approximately 8.5 million retail banking customers, compared to 3.1 million retail banking customers as at December 31, 2008. The continuous expansion of the retail branch network has allowed Finansbank to organically grow its customer base.

        Finansbank Retail Banking continued to record significant loan growth in 2010. Finansbank mortgage portfolio increased 26.9% from TL 4.9 billion as at December 31, 2009 to TL 6.2 billion at the end of 2010. Retail deposits increased by 18.0% during the same period from TL 11.9 billion at the end of 2009 to TL 14.0 billion at the end of 2010. Finansbank's market share in time deposits was 4.4% as at December 31, 2010, according to statistics published by the BRSA.

        Mortgage lending market share reached 10.5% in 2010 compared to 10.8% in 2009 according to statistics published by the BRSA.

        Finansbank's retail products and services include retail loans, which comprise mortgage loans, credit card loans, personal need loans, auto loans and overdraft and other loans, retail time and demand deposits as well as investment products such as mutual funds and insurance products.

        Finansbank's retail banking operations are divided into three main sub-groups: private banking, affluent segment and mass. Private banking serves customers with assets under management exceeding TL 500,000 who are served through dedicated relationship managers in branches and private banking centers and provides investment advisory services, advanced investment products, and fully customized services. Affluent banking, branded as "Xclusive Banking," was launched at the beginning of 2009, and serves customers with assets under management between TL 75,000 and TL 500,000. The services offered to affluent banking customers are based on dedicated relationship managers in branches supported by dedicated agents at the call center, offering a diverse set of banking and non-banking benefits. The mass segment is served through more standardized product and packaged offerings.

        Finansbank seeks both to broaden its customer base and to improve profitability per customer with a view to continuing to grow retail banking operations. Finansbank targets a balanced retail lending business mix with higher exposure to higher margin operations such as consumer lending and credit cards and a more limited presence in less profitable, highly competitive businesses such as car loans. Finansbank also intends to continue to develop its mortgage operations.

Corporate and Commercial Banking (including SME)

        The products and services that Finansbank's Corporate and Commercial Banking Department provide include trade finance, corporate and commercial lending, project finance, key account management, corporate syndication and secondary market transactions, deposit taking and the issuance of certificated debt instruments. Finansbank's Corporate and Commercial Banking Department's primary sources of income consist of interest income attributable to corporate and commercial loans and commission income from letters of credit and guarantees.

        The Corporate and Commercial Banking Department is the second largest of Finansbank's departments in terms of assets employed. As at December 31, 2010, the Corporate and Commercial Banking Department had a total credit and non-credit customer base of over 62,000 corporate and commercial companies, of which 12,856 companies had credit limits.

        With the expansion of its corporate and commercial branch network Finansbank has been able to provide banking services to a larger number and wider range of customers. The corporate branches report directly to the head office, whereas commercial branches are supervised by four regional management offices. Finansbank's corporate and commercial branch expansion strategy in Turkey has been to target areas outside of major cities that Finansbank believes provide room for growth, often following customers of its existing customers, who are also serviced by Finansbank's Retail Banking Department.

        The Corporate and Commercial Banking Department is divided into two sub units: Corporate Marketing and Commercial Marketing. Finansbank's strategy for the Corporate Marketing unit is to focus on large-sized companies, such as large scale industrials, multinationals, state economic enterprises and Turkish subsidiaries of foreign corporations, particularly those with trade financing requirements. The Commercial Marketing unit focuses more on customers of high-rated, medium-sized enterprises, including sub-contractors, wholesale companies, distributor channels and local utility companies. To support the development of its corporate and commercial banking units, Finansbank established a new Key Account Management Group as a subdivision of the Corporate and Commercial Banking Department in the last quarter of 2008 to serve large conglomerates in Turkey. The Key Account Management Group currently focuses on 30 prime industrial groups.

        Increasing the profitability of the Corporate and Commercial Banking Department remains a primary goal of Finansbank in the competitive Turkish market. In order to increase profitability, Finansbank intends to:

  •
  increase the number of transactions (including increasing the number of customers and volumes with existing customers) through improved cross-selling;

  •
  increase non-interest income;

  •
  expand the transacting customer base;

  •
  achieve better cross-selling through product innovation;

  •
  focus on its cash management business; and

  •
  increase the return on off-balance sheet items, including letters of credit, letters of guarantee and bankers' acceptances.

        Finansbank expects to pursue these objectives by opening new branches, further targeting new customers, expanding key current customer account portfolios and renewing focus on the trade finance business.

        Finansbank was one of the first banks in Turkey to focus on SME banking. Finansbank started its SME banking operations at the beginning of 2003 to support small business enterprises, which Finansbank defines as small- and medium-scale enterprises with an annual turnover of up to TL 10.0 million. As at December 31, 2010, Finansbank had 527,021 SME customers with at least one product. In addition to traditional banking products and services, Finansbank offers an extensive range of products and services to create financial resources for SMEs' specific needs.

Investment Banking

        Finansbank Investment Banking consists of Project Finance, Corporate Finance and Technical Consulting. Investment Banking acts as a client relations specialist while providing medium- to long-term loans and other products.

Credit Cards

        Finansbank earns interest income on outstanding credit balances, transaction commissions from merchants, cash withdrawal fees, annual membership fees from cardholders and other service based fees such as insurance fees and payment fees from its credit card business. As at December 31, 2010, the number of credit cards issued by Finansbank exceeded 4.0 million, representing 8.5% of the total Turkish credit card market, according to statistics published by the BRSA, and the number of member merchants was 120,993. Within the Turkish credit card market, Finansbank was the second largest Visa card issuer in terms of the number of cards issued, according to statistics published by the BRSA. The number of CardFinans commercial credit cards in issue was approximately 60,000 as at December 31, 2010, representing 6.3% of the total Turkish credit commercial card market, according to statistics published by the BRSA. The number of POS terminals of CardFinans reached 150,432 as at December 31, 2010, representing a 6.7% market share, according to statistics published by the BRSA.

        Finansbank Group's total credit card loan portfolio was TL 6.9 billion as at December 31, 2010 compared to TL 4.7 billion as at December 31, 2009.

        The CardFinans SME Business Card addresses the particular needs of SMEs by offering an installment credit facility and a post-installment feature. Finansbank had issued 50,000 credit cards to SMEs as at December 31, 2010. VadeKart was launched in February 2010 with its postdating transaction, transaction installment, postdating statement, express limit and authorized card user group features to strengthen the position of CardFinans in SME business services. Finansbank launched Fix Card in May 2010 which offers installment, discount and MoneyPoint features with no annual fee.

        Finansbank Group's net fees and commissions from credit card operations amounted to TL 230.7 million in 2010 compared to TL 254.8 million in 2009.

Private Banking

        Finansbank's Private Banking department helps high net worth individuals build and preserve their financial wealth through tailored investment strategies and offers its customers a wide range of investment products and services. The Private Banking department supports all of Finansbank's business lines (Retail, Corporate and Commercial and SME).

        As at December 31, 2010, Finansbank's Private Banking department provided investment products and asset management services through eight private banking centers and 21 private banking corners located in Finansbank's branches in all major cities throughout Turkey. As at December 31, 2010, Finansbank Private Banking department had TL 6,352.2 million in assets under management.

Finansbank Subsidiaries

        The most significant subsidiaries of Finansbank include the following:

  Finans Invest

        Finans Invest was established in December 1996 and began operations in January 1997. As an intermediary institution, Finans Invest provides a wide range of financial services to both individual and institutional investors, including investment counseling and brokerage services, portfolio management, intermediation of derivatives, short selling and credit sale of capital markets instruments, fund investment services and corporate finance and international investment services. Under the Capital Markets Law, the activities of intermediary institutions are subject to respective licenses issued by the Capital Markets Board of Turkey ("CMB") for a specific activity under the name of the intermediary institution. Currently, Finans Invest is duly licensed for all capital markets activities. The company ranked fourth by volume of transactions traded on the ISE with a 4.5% market share in 2010 (according to ISE data). As at December 31, 2010, the total assets of Finans Invest were TL 203.1 million and its net income for the year was TL 15.5 million.

  Finans Leasing

        Finans Leasing was established in 1990 and is listed on the ISE. As at December 31, 2010 Finans Leasing ranked third in the leasing sector in Turkey, with a total business volume representing a market share of 9.7%, according to the Turkish Leasing Association. Finans Leasing has a lease portfolio that is diversified across several industries, with its major finance lease receivables distributed as at December 31, 2010 as follows: textile 16.1%, building and construction 15.9%, manufacturing 14.2%, health and social activities 12.2%, metal 7.3%, agriculture, hunting and forestry 5.8%, printing 5.6% and mining and quarrying 5.4%. As at December 31, 2010, the total assets of Finans Leasing amounted to TL 1,607.4 million and its net income for the year was TL 37.0 million.

        On August 13, 2010, NBG concluded its tender offer for the acquisition of Finans Leasing. As a result of the tender offer, NBG acquired a further 27.3% of the share capital of Finans Leasing for TL 81.7 million. At the date of this Annual Report, NBG Group owns 90.89% of Finans Leasing.

        To take advantage of certain regulatory benefits derivable from the full ownership of a leasing subsidiary, Finansbank may consider acquiring the 29.87% of the share capital of Finans Leasing currently owned by NBG at market prices as stated in the regulations of the Turkish Capital Markets Board ("CMB").

  Finans Portfolio Management

        Finans Portfolio Asset Management was established in September 2000 and as at December 31, 2010, it manages seven exchange traded funds, 10 mutual funds, seven principal protected funds, three absolute return funds, five pension funds, two funds of funds and one closed-end fund. Finans Portfolio Asset Management also manages discretionary portfolios for high net worth individuals and selected institutional customers.

        As at December 31, 2010, Finans Portfolio Asset Management's total assets amounted to TL 19.5 million and its net income for the year was TL 7.4 million. During 2010, Finansbank and Finans Portfolio Asset Management introduced seven principal protected funds and one exchange-traded fund. Finans Portfolio Asset Management's assets under management were TL 1,372 million as at December 31, 2010, giving it a market share in the mutual fund market of 3.5% according to Rasyonet Computer Software & Consultancy Limited Company's online report.

  Finans Investment Trust

        Finans Investment Trust, established in 1995, is a closed-end investment company, managing portfolios composed of capital and money market instruments. Its shares have been traded on the ISE since 1996 and approximately 90% of its shares are publicly traded. As at December 31, 2010, Finans Investment Trust's total assets amounted to TL 20.5 million and its net income for the year was TL 0.7 million.

  Finans Factoring

        Finans Factoring was established in 2009. As at December 31, 2010, the total assets of Finans Factoring amounted to TL 265.4 million and its net income for the year was TL 2.5 million. As at December 31, 2010, Finans Factoring's receivables amounted to TL 221.1 million compared to TL 37.1 million as at December 31, 2009. The major distribution of factoring receivables by industry as at December 31, 2010 was as follows: building and construction 23.0%, tourism 16.2%, textile 9.6%, fabricated structural metal manufacturing 5.2%, chemical 4.4%, food 5.0% and entertainment 3.6%.

  Finans Consumer Finance

        Finans Consumer Finance was established in 2008. As at December 31, 2010, the total assets of Finans Consumer Finance amounted to TL 3.1 million and its net loss for the year was TL 1.3 million. Finans Consumer Finance's primary focus is to provide loans to consumers at the point of sale. Finans Consumer Finance received its BRSA audit approval in October 2009, and in September 2010 originated its first loan to activate its operation license in the Turkish market among 10 other consumer finance companies. Finans Consumer Finance aims to provide market share support to the Finansbank Group with lower risk customer loans where only the actual purchase of services or goods can be financed at the points of sale with partnership agreements.

  Finans Pension

        For information on Finans Pension, see "—Insurance" below.

  Ibtech

        Ibtech was established in 2005 and is located in Istanbul. As at December 31, 2010, the total assets of Ibtech amounted to TL 21.5 million and the net loss for the year was TL 1.8 million. Ibtech's focus is to design and enhance software such as Core Banking (Core Finans), credit cards, internet banking and to develop applications for the use of Finansbank.

        Selected financial information with respect to Finansbank Group as at December 31, 2010 is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	20,008	28,763
Net Loans	13,701	19,697
Total Deposits	11,634	16,725
Net Income	413	594

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.6956 as at May 31, 2011.

  NBG Bank (Malta) Ltd

        Finansbank (Malta) Ltd was established on June 30, 2005. Subsequent its disposal from Finansbank to NBG (Malta) Holdings Ltd in 2009, Finansbank (Malta) Ltd was renamed to NBG Bank Malta Ltd effective on March 18, 2010.

        NBG Bank Malta Ltd has attracted significant business volumes from Turkish corporates. In last quarter of 2009, NBG Bank Malta Ltd filed an application for an Investment Services License with the Malta Financial Services Authority will enable the bank to provide a full range of financial products and services to meet the constantly changing needs of corporate customers and private individuals.

        Selected financial information with respect to NBG Bank Malta Ltd as at December 31, 2010 is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	1,026	1,475
Net Loans	723	1,040
Total Deposits	1,149	1,651
Net Income	1	2

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.6956 as at May 31, 2011.

International

        The Bank's international operations include the Bank's branches in Albania, Egypt and Cyprus as well as banking subsidiaries in six countries. United Bulgarian Bank A.D. in Bulgaria, Banca Romaneasca S.A. in Romania, Stopanska Banka A.D. in FYROM, Vojvodjanska Banka A.D. Novi Sad in Serbia, National Bank of Greece (Cyprus) Ltd in Cyprus and the South African Bank of Athens Ltd in South Africa, along with other subsidiaries, primarily in the leasing sector. Our International operations contributed EUR 887.8 million or 12.8% of total interest and non-interest income to the Group and accounted for EUR 10.7 billion or 9.0% of Group total assets as at and for the year ended December 31, 2010. Total gross loans were EUR 8.7 billion at December 31, 2010, a decrease of 2.6% from EUR 9.0 billion at December 31, 2009, whereas deposits (excluding interbank deposits) were EUR 6.1 billion at December 31, 2010, an increase of 10.1% from EUR 5.5 billion at December 31, 2009.

        Our international network is described below. In the analysis that follows, all amounts are before elimination of intercompany transactions and balances.

National Bank of Greece S.A.: Foreign Branches

        As at December 31, 2010, the Bank had foreign branches in four countries, including one in the United Kingdom, 30 in Albania, one in Cyprus and 17 in Egypt. At December 31, 2010, net loans of the Bank's Albania, Cyprus and Egypt operations were EUR 247 million, EUR 212 million and

EUR 132 million, respectively. The table below provides selected financial information of the Bank's foreign branches as at and for the year ended December 31, 2010:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	841	1,209
Net Loans	591	850
Total Deposits	609	876
Net Income	1	1

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.6956 as at May 31, 2011.

        The table above relates solely to the business of the Bank's foreign branches with the exception of the United Kingdom branch, which is considered part of domestic operations and not to the branches of the Bank's non-Greek subsidiaries.

United Bulgarian Bank A.D.

        UBB is a commercial bank with headquarters in Sofia, which provides retail and corporate finance services in Bulgaria. It was acquired in 2000, and as at December 31, 2010 the Bank held a 99.9% interest in it. At December 31, 2010, UBB's distribution network included 249 units: 148 "Type 1" (retail business), 49 "Type 2" (retail and micro business), 18 "Type 3" (retail, micro and SME business), 9 "Type 4" (SME business) and 25 offices and operated over 830 ATMs and over 11.5 thousand POS terminals in Bulgaria.

        Selected financial information with respect to UBB as at and for the year ended December 31, 2010, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	3,820	5,492
Net Loans	2,971	4,272
Total Deposits	3,052	4,387
Net Income	32	46

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.6956 as at May 31, 2011.

Banca Romaneasca S.A.

        Banca Romaneasca is a commercial bank with headquarters in Bucharest, providing a range of retail, SME and corporate banking services in Romania through its head office and through 146 units in Bucharest and other cities in Romania. The Bank acquired Banca Romaneasca in October 2003 and as at December 31, 2010 holds 89.07% of its share capital. EBRD is the second largest shareholder of Banca Romaneasca, with 10.2% of its share capital (for information on the accounting treatment of EBRD's holding, see Note 3 to the U.S. GAAP Financial Statements). A share capital increase of RON 355 million was completed in December 2008, in which, the Bank and EBRD subscribed proportionally.

        In order to further enhance the financial services offered by the Group in Romania, a new company, NBG Factoring Romania IFN S.A. has been established during 2010, with Banca Romaneasca holding 99.3% of its share capital.

        Selected financial information with respect to Banca Romaneasca as at and for the year ended December 31, 2010, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	2,370	3,407
Net Loans	1,834	2,636
Total Deposits	1,506	2,166
Net Income	3	5

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.6956 as at May 31, 2011.

Stopanska Banka A.D.

        Stopanska Banka is a commercial bank registered in FYROM and headquartered in Skopje. It provides payment transfers, brokerage, credit and deposit-taking services in FYROM and abroad. The Bank acquired Stopanska Banka in 2000 and as at December 31, 2010, held a 94.6% stake in it, while the remaining 5.4%, is held by other minority shareholders. On August 17, 2010, the Bank increased its shareholding in Stopanska Banka by 21.6%, acquiring the related shareholdings from EBRD and IFC (10.8% each) through the exercise of existing put and call arrangements.

        Stopanska Banka operates the largest branch network in FYROM, with a dense nationwide network of ATMs and POS terminals. As at December 31, 2010, the bank had 66 branches which are transforming into modern sales outlets and is also a leader in e-banking within FYROM, promoting internet banking and offering its clients electronic payment facilities. Stopanska Banka aims to continue improving its loan portfolio by targeting high quality customers, in the SME and large company segments.

        Selected financial information with respect to Stopanska Banka as at and for the year ended December 31, 2010, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	1,104	1,587
Net Loans	692	995
Total Deposits	908	1,305
Net Income	14	20

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the rate of US$1.00 = EUR 0.6956 as at May 31, 2011.

Vojvodjanska Banka A.D. Novi Sad

        In December 2006, we acquired a 99.4% stake in Vojvodjanska and in October 2007, we became the sole shareholder. In February 2007, the NBG's branch network in Serbia with 24 branches became a subsidiary, NBG Beograd. Following relevant decisions of the shareholders' general assemblies of Vojvodjanska and NBG Beograd, dated January 3, 2008, the latter was absorbed by the former and the merger was completed on February 14, 2008.

        As of December 31, 2010, Vojvodjanska's 142 branches served over one million private accounts and 80 thousand company accounts and is ranked ninth in the Serbian market in terms of total assets and third in terms of branch network according to data from the National Bank of Serbia.

        Selected financial information with respect to Vojvodjanska as at December 31, 2010, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	1,043	1,500
Net Loans	647	930
Total Deposits	649	933
Net Loss	(4)	(6)

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.6956 as at May 31, 2011.

National Bank of Greece (Cyprus) Ltd.

        NBG Cyprus Ltd, headquartered in Nicosia, had 17 branches, three satellite branches and one foreign exchange bureau as at December 31, 2010, and in 2010 established a representative office in Moscow. It provides a range of commercial and retail banking services. During 2010, it followed policies of loan portfolio quality improvement, enforcing its risk management policies and of loan growth, introducing relationship initiatives with new and existing customers.

        Selected financial information with respect to NBG Cyprus as of and for the year ended December 31, 2010, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	2,212	3,181
Net Loans	1,115	1,602
Total Deposits	2,934	4,217
Net Income	0.4	0.5

(1)
Solely for convenience of the reader the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.6956 as at May 31, 2011.

The South African Bank of Athens Ltd.

        SABA, which the Bank founded in 1947, has 11 branches, primarily in urban centers, across South Africa. It offers traditional commercial and retail banking services, with particular emphasis on retail and commercial banking services for the SME market in South Africa.

        Selected financial information with respect to SABA as at and for the year ended December 31, 2010, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	140	202
Net Loans	119	172
Total Deposits	111	160
Net Loss	(2)	(3)

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.6956 as at May 31, 2011.

Leasing Services

        As part of its International operations, the Group offers leasing services through certain of its foreign subsidiaries.

Insurance

        We provide insurance services primarily to individuals and companies through our wholly owned subsidiary EH and Finans Pension.

Ethniki Insurance Group

        EH is the leader in the Greek insurance market in terms of gross written premiums according to data published by the Greek Private Insurance Supervisory Committee.

        It offers a full range of products such as life, accident and health insurance for individuals and groups, fire, catastrophe, credit, motor, marine hull and cargo insurance, and general third party liability. Through the expertise of its personnel and the professionalism of its sales force, EH provides advanced insurance solutions that can meet the demands of the increasingly competitive Greek insurance market.

        EH operates through a network of 2,450 tied agents and 2,729 independent insurance brokers, in addition to selling bancassurance products through the Bank's network.

        During 2010, EH reinforced its leading position in the Greek insurance market, despite adverse financial conditions, with a 23.2% market share in life insurance and 18.4% in non-life insurance for the nine-month period ended September 30, 2010 (23.4% and 17.1% respectively for the year ended December 31, 2009), according to data published by the Greek Private Insurance Supervisory Committee. Gross written premiums remained at EUR 1.0 billion in 2010, at the same level as 2009.

        In particular EH's property and casualty insurance businesses gross written premiums reached EUR 597.9 million for the year ended December 31, 2010, compared to EUR 530.9 million in 2009; and life insurance gross written premiums at an EH Group level reached EUR 386.6 million for the year ended December 31, 2010 compared to EUR 434.9 million in 2009. Bancassurance premiums for life and fire insurance amounted to EUR 161.8 million and EUR 36.2 million, respectively, in 2010 compared to EUR 214.1 million and EUR 36.7 million respectively for 2009. For more information on our bancassurance business, see "—Bancassurance" below.

        With a view towards expansion in SEE, EH operates two Cypriot subsidiaries in collaboration with NBG Cyprus which are active in life and non-life insurance. EH also operates in Romania, where it holds a 94.96% share in Societate Comerciala Asigurari Garanta S.A. ("Garanta"). Garanta offers consumer credit insurance and personal accident products through the network of four banks, namely Pireaus Bank Romania, Romextera, ATE Bank and Credit Europe.

        In Bulgaria, EH operates two insurance companies jointly with UBB and ALICO: UBB ALICO Life Insurance Company AD and UBB Chartis Insurance Company AD, for life and non-life insurance, respectively. These companies promote bancassurance products in the Bulgarian market. Additionally in partnership with UBB, EH operates UBB Insurance Broker AD holding 20% of the share capital.

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

Finans Pension

        Finans Pension was established in 2007. Finans Pension's operations include providing life insurance and retirement income services to groups and individuals, establishing pension mutual funds and conducting private pensions and annuity insurance businesses. Finans Pension started operating in the life and accident insurance market in 2007 and in the private pension market in 2008. As at December 31, 2010 Finans Pension had established five pension mutual funds. As at December 31, 2010, the total assets of Finans Pension reached TL 109.1 million and its net income for the year in 2010 was TL 9.5 million.

Other

Real Estate Management

        The Bank engages in real estate management activities, including warehousing and third-party property management. As at December 31, 2010, the Bank owned 1,407 real estate units, 993 of which were buildings the Bank acquired for its own business purposes or through seizure of collateral on loan foreclosures. The net book value of those assets was EUR 139.6 million as at December 31, 2010.

        NBG Pangaea, NBG's recently formed Real Estate Investment Company wholly owned by the Bank, owned 242 properties with a net book value of EUR 170.2 million as at December 31, 2010. The commercial value of the properties contributed was EUR 914.0 million at March 31, 2010. The majority of the properties are currently being leased to the Bank under long term leases.

        In addition, Ethniki Kefalaiou S.A., a wholly owned subsidiary of the Bank that is engaged in asset and liability management, including asset liquidation, managed 44 properties with an aggregate book value of EUR 13.1 million as at December 31, 2010. Most of these properties have been bought in recent years from the Bank, which acquired them on realization of collateral under non-performing loans. In line with our strategy of streamlining our activities, we intend to continue to dispose of certain non-core real estate holdings through Ethniki Kefalaiou S.A. For the year ended December 31, 2010, proceeds from the disposal of land and buildings by the Bank and by Ethniki Kefalaiou S.A. amounted to EUR 2.5 million and EUR nil respectively compared to EUR 19.3 million and EUR nil respectively for the year ended December 31, 2009.

        National Real Estate performed warehousing functions and held real estate property as a subsidiary. On March 31, 2006, the Bank absorbed National Real Estate and, on March 17, 2008, completed the spin-off of the general warehouses branch to its wholly owned subsidiary,

Pronomiouhos S.A. Genikon Apothikon Hellados. See Item 4.D, "—Property, Plant and Equipment" below for general information regarding our real estate holdings and Item 4.A, "History and Development of the NBG Group—History and Development of the NBG Group" above for information regarding our principal real estate divestitures in recent years. The Bank intends to continue to divest real estate holdings as part of its non-core asset divestment strategy.

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

        We also engage in business consultancy services through Planet S.A., a business consultancy firm based in Athens in which the Bank held a 31.18% stake, as at December 31, 2010.

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

        In 2010, Astir Palace invested more than EUR 3 million (compared to EUR 5 million in 2009) in renovations and facility improvement projects.

        Astir Palace is currently engaged in the following projects:

  •
  converting the Aphrodite Hotel to a W brand hotel;

  •
  developing a 3,000 square meter conference centre; and

  •
  developing a special events venue area with a capacity of 600 guests.

Significant Equity Method Participations

        Our equity method investment portfolio includes participations in Greek corporations.

        The following table sets out equity participations in which we hold in excess of 20% but less than 50%, or in which we do not have control as at December 31, 2010 :

		December 31, 2010
	Name	Country of incorporation	(%) Interest held by Group	Reported book value(1)
				(EUR in thousands)	(USD in thousands)(2)
1.	Planet S.A.	Greece	31.18%	2,472	3,554
2.	UBB ALICO Life Insurance Company AD	Bulgaria	59.97%	4,633	6,660
3.	Eviop Tempo S.A.	Greece	21.21%	2,682	3,856
4.	UBB Chartis Insurance Company AD	Bulgaria	59.97%	3,479	5,001
5.	Social Securities Funds Management S.A.	Greece	20.00%	810	1,164
6.	Drujestvo za Kasova Deinost A.D.	Bulgaria	19.98%	1,187	1,706
7.	Teiresias S.A.	Greece	39.34%	891	1,281
8.	Hellenic Spinning Mills of Pella S.A.	Greece	20.89%	—	—
9.	Pyrrichos Real Estate S.A.	Greece	21.83%	432	621
10.	AKTOR Facility management S.A.	Greece	35.00%	283	407
11.	Bantas A.S.	Turkey	31.60%	1,434	2,062
12.	NBG Funding Ltd.	UK	100.00%	8,874	12,757

(1)
As reflected in the U.S. GAAP Financial Statements of the Group at December 31, 2010 under the equity method of accounting.

(2)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.6956 as at May 31, 2011.

        Equity participations in which the percentage of ownership interest held by the Group is less than 20% are accounted as portfolio investments in accordance with ASC 320 "Investments—Debt and Equity Securities", as the Group does not have the ability to influence the operations of the investees. Equity participations in which:

  •
  the percentage of ownership interest held by the Group is greater than 20% but less than 50%,

  •
  are jointly controlled by the Group and other entities; and

  •
  the Group is not the primary beneficiary (participations in Variable Interest Entities ("VIE"));

        are accounted for using the equity method because the Group can influence the operations of the investees.

        UBB ALICO Life Insurance Company AD and UBB Chartis Insurance Company AD are jointly controlled by Group companies UBB and EH and companies of AIG.

        NBG Funding Ltd. is a VIE in which the Group is not the primary beneficiary.

Intellectual Property, Contracts and Manufacturing Processes

        Our business and profitability are not materially dependent on patents or licenses, industrial, commercial or financial contracts or new manufacturing processes.

Competition

        The following table shows a breakdown of gross loans to customers and customer deposits in the universal banking sector for the Bank and its five main competitors in Greece as at December 31, 2010. We have compiled these figures based on publicly available information (stand-alone financial statements of the banks shown prepared in accordance with IFRS):

	As at December 31, 2010
Banks	Loans to customers	Customer deposits
	(EUR millions)
1. National Bank of Greece	60,494	52,471
2. EFG Eurobank Ergasias	45,400	40,522
3. Alpha Bank	41,670	31,234
4. Piraeus Bank	32,066	24,052
5. ATE Bank	22,930	19,723
6. Emporiki Bank	22,896	11,704

The Macroeconomic Environment in Greece—The Hellenic Republic's economic crisis

        The Greek economy has faced, and continues to face, unprecedented macroeconomic headwinds since the beginning of 2010, originating from sizeable fiscal imbalances, the extent of which has been demonstrated with the release of the significantly revised estimates of the 2009 deficit and debt figures in October 2009, which were compounded by other deep-rooted structural vulnerabilities, a very aggressive international media stance and a weak initial response at an EU level. These developments, in conjunction with the concomitant multi-notch downgrades of the Greek sovereign debt by all major rating agencies starting in 2009 and continuing in 2010 and 2011, translated into rapidly deteriorating financial market conditions for Greek assets (with increased yields on Greece's government bonds), and an effective closing of markets to Greek banks since April 2010. Specifically, in April 2010, the Hellenic Republic's credit rating was lowered by Fitch to BBB-, by Moody's to A3 and by Standard & Poor's to BB+, which is below investment grade. The credit rating of the Hellenic Republic has been subsequently lowered several times by all three credit rating agencies and as of June 16, 2011, had been lowered by Standard & Poor's to CCC with a negative outlook, by Fitch to B+ with credit watch negative, and by Moody's to Caa1 with a negative outlook. See Item 3.D, "Risk Factors—Our borrowing costs and liquidity levels may be negatively affected by further downgrades of the Hellenic Republic's credit rating" for the chronology of the downgrades.

        In May 2010, the Greek government agreed to an IMF/eurozone Stabilization and Recovery Program, jointly supported by the IMF and the EU, which provides significant financial support of EUR 110 billion over the period 2010 through 2013 in the form of a cooperative package of IMF and EU funding including a Stand-by Arrangement (the "SBA") with the IMF. The funding is available in tranches and is conditional upon the Hellenic Republic implementing fiscal austerity package to meet certain quarterly deficit reduction targets and reporting to the EC and the IMF on a quarterly basis. The facilities have a term of three to five years and an interest rate of approximately 4.7%. As part of this Program, the Greek government committed to implement measures to decrease government expenses and increase revenues with a view to reducing the general government deficit to below 3% by 2014 from an upwardly revised deficit of 15.5% of GDP in 2009. The Program projected Greek government debt to peak at an upwardly revised percentage of approximate 160% of GDP in 2013-2014 from an upwardly revised 127% of GDP in 2009. The revised targets reflect revisions undertaken at the time of the first review of the Program in the summer of 2010, and primarily reflect the redefinition of the general government deficit and debt, broadening its coverage.

        EU leaders, acknowledging the considerable progress in the implementation of the stabilization program, decided at the EU Summit of May 16, 2011, to reduce the interest rate on the EU loans

(amounting to EUR 83 billion) by 100 basis points and to extend their maturity to 7.5 years (from 3.5 years), the latter in line with the intentions of the IMF (announced in late-February 2011). Upon its ratification by EU member states, the decision will smooth out the redemption profile of Greek debt, and reduce sovereign borrowing needs in 2014 and 2015 by about EUR 17 billion annually.

        The IMF/eurozone Stabilization and Recovery Program was characterized by the IMF as "ambitious" and focuses on two key challenges:

  •
  restoring competitiveness:  the program includes nominal wage and benefit cuts in the public sector and structural reforms to reduce costs and improve price competitiveness, which would help Greece transition to a more investment and export-led growth model. It also envisages improved transparency and a reduced role of the state in the economy; and

  •
  safeguarding financial sector stability:  As the banking system goes through a period of disinflation, which is expected to impact profitability and bank balance sheets, tools for dealing with solvency pressures will be expanded by establishing the HFSF. To mitigate potential liquidity pressures, implementation of the Hellenic Republic bank support plan has been extended until June 30, 2011. The ECB's current suspension of the application of the minimum credit rating threshold in the collateral eligibility requirements on debt instruments issued by the Greek government continues to serve as a useful liquidity backstop for Greek government bonds.

Fiscal Sustainability Measures

        Key measures of the fiscal reform agenda of the IMF/eurozone Stabilization and Recovery Program were implemented during 2010:

  •
  expenditure measures estimated at approximately 4% of GDP, including the decrease of the additional Easter, summer and Christmas wages of public sector employees, as well as reductions in allowances and high pensions, decreases in public sector employment and in discretionary and low priority investment spending, untargeted social transfers, consolidation of local municipalities, and lower subsidies to public enterprises;

  •
  a significant pension reform has already started to be implemented by mid-2010 that introduces a new contributory pension to top-up a non-contributory means tested pension. The reform also reduces the unfunded liabilities of the pension system by introducing reforms to restrict early retirement provisions and implementing rules that provide for substantially lower entitlements and reduce pension payments by tying them to an inflation index;

  •
  revenue measures estimated at approximately 3.5% of GDP, including an increase in the standard VAT rate from 21% to 23% and an increase in the reduced rate from 10% to 11%, moving lower taxed products such as utilities, restaurants and hotels to the standard VAT rate, and increasing excises on fuel, cigarettes and tobacco to bring them in line with EU averages, as well as higher assessment of real estate, a temporary crisis levy on profitable firms, presumptive taxation, taxes and levies on unauthorized establishments and buildings, and new gaming royalties and license fees; and

  •
  the estimated impact of adjustment measures for 2011 is equivalent to approximately 7% of GDP.

Structural Measures

        The IMF/eurozone Stabilization and Recovery Program includes a set of structural measures and policy guidelines designed to boost the country's competitiveness and improve Greece's potential growth rates in the medium term with a view to the Hellenic Republic repaying its debt burden. These structural measures include:

  •
  reforming the legal and regulatory framework concerning collective wage bargaining, eliminating asymmetric arbitration, improving domestic competition, and streamlining public administration. Relevant laws have been passed since mid-2010, but IMF and the EU continue to question the speed of implementation of relevant measures and their effect, until now, in the economy and/or their contribution in the fiscal adjustment effort;

  •
  modernizing public administration by improving its procurement process and reducing the size and improving the efficiency of local government;

  •
  liberalizing private investment through the reduction of costs and delays for the creation of new employment;

  •
  the management and divestment of state enterprises;

  •
  increasing public revenue by introducing tax reform measures to address tax evasion and corruption in tax administrations including the establishment of a large taxpayers unit, increasing the effective penalties for tax evasion and increasing audits of wealthy individuals; and

  •
  enhancing competition in product and service markets.

        Despite strong efforts to reduce debt—measures equivalent to 7.5% of GDP were taken in 2010 and measures equivalent to 7% of GDP were expected in 2011—the IMF/eurozone Stabilization and Recovery Program was not meeting its conditions at the time of the commencement of the fourth review commenced in May 2011. The deficit of general government reached 10.5% of GDP in 2010, about 1% above its target, and tax revenue was significantly below target in the first quarter of 2011. For more detail on the risks and uncertainties relating to a failure to successfully implement the IMF/eurozone Stabilization and Recovery Program, see "Risk Factors—Risks Relating to the Hellenic Republic Economic Crisis".

        As a result of the above developments, it appears likely that a new program will be proposed with funding from the IMF and the EU. It is expected that this new program will provide the Hellenic Republic additional time to reach its fiscal targets and implement structural reforms. It is also expected that debt reduction will be accelerated through the implementation of an ambitious privatization and government real estate development program. The conditions of this new program will likely include additional fiscal measures that will apply from 2011, including a medium-term fiscal adjustment program. Approval of the additional fiscal measures for 2011 and the medium-term fiscal adjustment program are conditions for the completion of the fourth review of the existing Program and prior to the release of the fifth tranche of IMF and EU funding support of EUR 12 billion.

        The new program may also include private sector participation only on a voluntary basis, renewing maturing Greek government debt with new purchases of Greek government debt. Although the form of such participation has recently been a subject of contention between the official creditors and the ECB, a solution may have been reached that seeks private sector participation on the condition that it does not trigger a technical default according to certain credit rating agencies. It should be noted that a technical default according to certain rating agencies would arise if a voluntary restructuring occurs under coercion and thus any form of voluntary participation runs the risk of triggering a technical default. An agreement between the official creditors on burden sharing between official and existing private sector creditors will have to be reached for the new program to be agreed. The details of the new program are likely to be agreed in late summer or early autumn 2011.

Financial Sector Measures

        The IMF/eurozone Stabilization and Recovery Program also contains a third pillar to protect the stability of the banking system by providing capital support if a significant decline in capital buffers occurs. The HFSF, funded by the government out of the resources available from the IMF and EU under the Program, was established under Greek Law 3864/2010 with a view to ensure adequate capitalization of the banking system. If supervisory assessments conclude that a bank's capital buffer might fall below adequate levels to be determined, the shareholders will be invited to immediately bring additional capital or take bridging capital support from the HFSF. The capital support program would provide equity to banks in the form of preference shares that could convert to ordinary shares and exceptionally in the form of ordinary shares in case banks do not meet the minimum required level of capital adequacy requirements set by art. 27 of Greek Law 3601/2007 and all previous efforts to increase its Tier I capital with the participation of existing or new shareholders have been unsuccessful. After five years, or earlier following approval of the Bank of Greece, the preference shares will be repurchased, failing which their return will increase annually by 2%. Should the capital adequacy requirements not be fulfilled or the financial targets set under the restructuring plan not be met, the HFSF will have the power to convert the preference shares into ordinary shares following proposal of the Bank of Greece. When banks are not able to repay the capital support within five years from the issuance of the preference shares, the HFSF would devise a restructuring plan for the bank consistent with EU legislation requirements for state aid and fair competition, in consultation with the Bank of Greece. The HFSF will manage its participations in the banks with a view to safeguarding the value of its holdings, minimizing the risks for the Greek public and ensuring adequate competition in the Greek banking system.

        The HFSF will have an initial duration of seven years. Any shares remaining in the HFSF at the time it ceases its activities will be transferred to the Hellenic Republic. The amount of funds earmarked for the HFSF out of the IMF and EU resources will be EUR 10.0 billion. Appointees by the Governor of the Bank of Greece, the General Secretary of the Ministry of Finance and the Director of financial stability of the Bank of Greece will sit on the board, while the appointees by the ECB and the EC will have the right to participate in board meetings as observers. The HFSF will report regularly to the Greek parliament, the EC, the ECB, and the IMF staff. For more information on the HFSF please refer to "Regulation and Supervision of Banks in Greece".

        The stress test conducted by CEBS-EU in July 2010, which covered more than 90% of the banking system assets indicated that Greek banks (with one exception) remain adequately capitalized even under the adverse assumptions about the impact of the crisis on the quality of their portfolios and EU revaluation losses in their trading books contemplated in the stress tests. Against this background, the Greek government commissioned an in-depth study on the availability of strategic options and requested a preliminary due diligence analysis of the financial entities in which the Hellenic Republic has a significant stake. When the study and due diligence were completed in November 2010, the Greek government started to devise a program to address the stability and efficiency of the banking entities in which the Hellenic Republic has a significant stake. Restructuring plans for the public sector banks will be agreed with the European Commission.

        According to the results of the 2010 stress test, under the adverse case scenario, the estimated Tier I capital adequacy ratio of the Bank would be approximately 9.6% in 2011 compared with 11.3% at the end of 2009. After taking into consideration additional impairments totaling EUR 2 billion arising from Hellenic Republic sovereign risk, the ratio would be 7.4% at the end of 2011, which is above the minimum 6% required by the ECB for the purposes of this exercise. According to management assumptions, which we believe are more realistic regarding Turkey, domestic corporate loans and taking into account the Tier II EUR 450 million note issued in August 2010, the 7.4% ratio could be raised by 200 bps to approximately 9.4%. Specifically, the cost of risk in Turkey in the adverse scenario is assumed not to exceed the level reached in 2009 when Turkey suffered a severe recession, from which it has substantially recovered, and for the corporate loan book the cost of risk is assumed to be at the level assumed by CEBS for banks not using the advanced IRB approach under Basel II (for the base year, i.e. year 2009, IRB PD is already double than the PDs prescribed by CEBS for the standardized approach). Although the results of the 2010 stress test reaffirmed the Group's adequacy of capital ratios, the Bank completed in October 2010 a EUR 1.8 billion share capital increase which further bolstered its equity position. Currently another stress test is under way, supervised by the EBA (the successor organization to CEBS), with the base year being 2010 and spanning over a stressed period of two years, which is expected to be completed and its results to be made public in the second half of 2011.

        Moreover, as liquidity conditions for the Greek banking sector have remained strained in view of the new sovereign downgrade by Fitch in May 2011 and Moody's and Standard & Poor's in June 2011 which put further pressure on collateral valuations, the authorities have committed to the adoption of the legislation enabling a new tranche of government guaranteed bank bonds of EUR 30 billion.

Risk of Implementing the IMF/EU Stabilization Plan

        These measures are subject to a range of substantial implementation risks including:

  •
  economic growth continues to be weaker than projected taking a heavier than initially expected toll on Government Budget both on the revenue and expenditure sides;

  •
  implementation of the plan requires strong political will and public support in following years;

  •
  market concerns regarding public debt sustainability may not dissipate;

  •
  the Hellenic Republic may continue to experience difficulty accessing the private capital markets, even after the time period for which the Program provides full funding;

  •
  the Hellenic Republic and private Greek companies may struggle to cope with recessionary pressures and tighter credit conditions;

  •
  implementation of the program and sizeable uncertainty surrounding near-term economic prospects—including worries about EU partners determinacy to support the Greek effort in following years;

  •
  economy-wide liquidity conditions remain tight against a background of closed interbank and wholesale markets and an uncertainty and recession-driven decline in domestic bank deposits (by 14% year-on-year in 2010). To date ECB liquidity has been sufficient to counterbalance the contraction of alternative liquidity sources;

  •
  despite the substantial improvement in the quality of fiscal data for the central government (endorsed by Eurostat) the accuracy and reliability of high-frequency General Government Budget and national accounts data remain a concern which makes it difficult to monitor and assess the fiscal program progress; and

  •
  the IMF, EC and ECB may not coordinate effectively.

        The magnitude of the fiscal adjustment required as part of the IMF/eurozone Stabilization and Recovery Program and persistently high uncertainty will continue to exert a significant negative short-term effect on economic activity in the Hellenic Republic with possibly negative repercussions for the near-term returns of government revenue measures. This is in addition to the negative impact arising from the sharp drop in consumer and business confidence existing already.

        An agreement on a new program may fail to materialize. In addition, the fifth tranche under the existing program to be disbursed by early July 2011 is expected to be conditional on, among other things, the following elements which carry risks: (i) the approval by the Greek parliament of additional fiscal measures for 2011 of approximately EUR 6.5 billion; and (ii) the approval by the Greek parliament of the medium-term fiscal program containing measures of about EUR 22 billion. These elements challenge the unity of the governing socialist party. In this context, Greek political risk has also increased substantially in the past few months, with defections in the governing party resulting in a reorganisation of the cabinet as well as increased social unrest.

        Although the fiscal position of the Hellenic Republic will go through a significant adjustment, the strength of the Hellenic Republic's private sector is expected to provide support during this adjustment, including (i) a relatively low loans-to-deposits ratio despite the recent decline in deposits; (ii) the housing market in the Hellenic Republic did not experience the same magnitude of house price increases as EU comparable markets; (iii) the Hellenic Republic has entered the crisis with a relatively well-capitalized banking sector, with average Tier I capital ratios of 10.5% as of June 30, 2010, when compared to average Tier I capital ratios of between 8.8% and 12.8% in other EU countries.

        Moreover, we believe the ECB's decision of May 5, 2010 i.e., (i) to re-activate extraordinary liquidity enhancement measures and, more importantly; (ii) to conduct direct interventions in the euro area public and private debt secondary securities markets ("Securities Markets Program"), albeit lately the program appears to be frozen, in conjunction with its decision; (iii) to suspend the minimum credit rating threshold in order for debt instruments issued or guaranteed by the Greek government to be used as collateral in ECB refinancing transactions, is likely to reduce further tensions and provide depth and liquidity to those market segments experiencing the greatest difficulties.

        Accordingly, these are extremely uncertain times for the banking sector in the Hellenic Republic and the EU and it is difficult for us to predict or state with any degree of certainty whether the IMF/eurozone Stabilization and Recovery Program and any amendments thereto, will be implemented successfully and, if implemented successfully, whether it will have the effects intended, and how severe an impact on our results of operations and financial condition an implementation of the IMF/eurozone Stabilization and Recovery Program and any amendments thereto, successful or unsuccessful, might have. For more detail on the risks and uncertainties that we face regarding the failure to implement the stabilization plan and otherwise, see Item 3.D, "Risks Relating to the Hellenic Republic Economic Crisis". Information in this section is mainly drawn from the IMF report entitled, "Greece Staff Report on Request for Stand-by Arrangement".

The Banking Services Sector in Greece

        The Greek banking sector has expanded rapidly in recent years, due to both deregulation and technological advances. As of April 2011, according to information from the Bank of Greece, there were 62 credit institutions in Greece: 18 Greek banks, 16 cooperative banks and 27 foreign banks, as well as one specialized credit institution.

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

        There are three banks that are controlled, directly or indirectly, by the Hellenic Republic: Bank of Attica, Hellenic Postbank, and ATE Bank (formerly the Agricultural Bank of Greece). Over the last ten years, the Hellenic Republic has proceeded with privatizing a large number of credit institutions. A majority stake of Geniki Bank was sold to Société Générale in early 2004, followed by the sale of a majority stake of Emporiki Bank to Crédit Agricole in August 2006. In addition, the Hellenic Republic proceeded with the partial privatizations of the Hellenic Postbank and ATE Bank through the listing of their shares on the ATHEX.

        In recent years, many of the major Greek banks have expanded internationally, establishing or enhancing their presence in SEE. In addition to the Bank's acquisition of controlling stakes in Finansbank and Vojvodjanska during 2006 and the first months of 2007, other Greek banks have proceeded with acquisitions of banks in the region. Eurobank EFG became the owner of 100% of the shares of Nacionalna Stedionica Banca in Serbia in March 2007 and took control of over 90% of DZI Bank in Bulgaria in December 2006. Also, in March 2007, Eurobank EFG concluded the purchase of a 99% stake of Universal Bank in Ukraine, and completed the acquisition of the majority of shares in Tekfenbank in Turkey. In 2011, Eurobank EFG announced its agreement with Raiffeisen Bank International AG in Poland ("RBPL") to sell a 70% stake of its operations in the country (Polbank EFG) and exchange the remaining 30% stake for a 13% stake in the combined RBPL-Polbank EFG operations. Piraeus Bank acquired a nearly 100% stake in International Commerce Bank JSC in the Ukraine in 2007, and Alpha Bank acquired the majority of shares of the Ukrainian OJSC Astra Bank in 2008. ATE Bank made its first expansion steps in SEE by acquiring a 20% stake in AIK Bank in Serbia and a stake of MindBank in Romania during the same year (source: banks' financial statements for 2006 and 2007).

Foreign Banks

        In April 2011, according to data published by the Bank of Greece, there were 27 foreign-owned or incorporated credit institutions that were established in the Greek banking market. These include Citibank, Bank of Cyprus and HSBC. The majority of foreign banks operating in Greece have little presence in retail banking services.

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

The Macroeconomic Environment and the Banking Services Sector in SEE & Turkey(1)

        In 2010, the macroeconomic performance in Turkey and SEE, in which the Group has a presence (Albania, Bulgaria, FYROM, Romania, Serbia and Cyprus) improved significantly, in line with the synchronized global recovery and the easing of the global financial crisis. Specifically, in Turkey, real GDP growth surged to 8.9% after a sharp decline of 4.8% in 2009, while in SEE, real GDP growth approached positive territory in 2010, with a small decrease of 0.1%, after recording a significant decrease of 5.2% in 2009. In Turkey, inflation moderated to a historical low of 6.4% in December 2010, supported by tighter fiscal stance and prudent monetary policy, in contrast to SEE, where it accelerated

(1)
Source: Published data from the Statistics Agencies of the related countries and processed by NBG.

to 7.3% in December 2010 from 4.0% in December 2009, mainly due to higher administrated prices and an increase in the value-added tax in the case of Romania.

        Furthermore, Turkey remains dependent on external financing, and its economy is highly exposed to a turnaround in global activity and investor sentiment. Turkey's current account deficit is expected by Turkstat to reach a record high of 7.9% of GDP in 2011, mainly due to unfavorable international oil and commodity prices and strong domestic demand. In the event that the bulk of the current account deficit continues to hinge on large portfolio inflows and a drawdown of bank and non-bank residents' assets abroad, as was the case in 2010, Turkey's external financing could be vulnerable to sudden shifts in investor sentiment. Moreover, although the governing party maintained its position in the legislative elections held on June 12, 2011, and will be able to establish a new government, the new government's agenda is expected to include controversial reforms, including the drafting of a new constitution. As a result, there can be no assurance that Turkey will not experience volatility in domestic financial markets. Such likelihood would increase if international market turbulence continues and would have a negative impact on Finansbank's business and could adversely affect the Group's business, results of operations or financial condition.

        The sharp adjustment in external imbalances experienced in 2009, in the wake of the global economic and financial crisis, continued, albeit at a slower pace, in SEE, while it reversed course in Turkey. Indeed, the current account deficit, the "Achilles heel" of these economies, widened to 6.5% of GDP in 2010 from 2.3% of GDP in 2009 in Turkey and narrowed to 4.6% of GDP in 2010 from 6.1% of GDP in 2009 and 14.7% of GDP in 2008 in SEE. The conflicting trends of the current account in Turkey and SEE resulted mainly from different external financing conditions. However, the quality of financing of the current account deficit deteriorated in 2010, especially in Turkey. Indeed, in SEE, non debt-generating foreign direct investments covered 61.8% of the current account deficit in 2010 against 65.7% in 2009, while in Turkey they covered only 14.7% in 2010 against 49.4% in 2009.

        Financial intermediation continued to deepen in SEE and in Turkey in 2010. However, the degree of deepening of financial intermediation was much stronger in Turkey, reflecting, inter alia, an impressive growth performance, favorable liquidity conditions and banks' aggressive lending, in line with rapidly improving asset quality.

        In 2010, loans and deposits in SEE recorded low growth rates of 7.8% year-on-year and 10.1% year-on-year, respectively, while the corresponding penetration rates stood at 68.2% and 64.2%. Lending to corporations was the main driver of credit activity in SEE as a whole, growing by 9.9% year-on-year in December 2010 and bringing the loans to corporates-to-GDP ratio to 38.1%.

        In 2010, ratios that are reflective of the level of financial intermediation by banking institutions in Turkey increased significantly. In 2010, bank loans and deposits rose by 34.6% year-on-year and 20.3% year-on-year, respectively, while their corresponding penetration rates stood at 43.1% and 52.0% of GDP.

Regulation and Supervision of Banks in Greece

        We are subject to financial services laws, regulations, administrative actions and policies in each location where we operate. The Bank of Greece is the central bank in Greece. It is responsible for the licensing and supervision of credit institutions in Greece, in accordance with Greek Law 3601/2007 on licensing, operation, supervision and control of credit institutions, Greek Law 3746/2009 on the Greek deposit and investment guarantee fund, Greek Law 3691/2008 on anti-money laundering provisions, Greek Law 3862/2010 on payment services and credit institutions and other relevant laws of Greece, each as amended and in force. Also, in accordance with Greek Law 1266/1982 on organizations exercising monetary, credit and currency policy, the Bank of Greece has regulatory and supervisory powers relating to the operation of credit institutions in Greece.

        Regulation of the banking industry in Greece has changed in recent years as Greek law has changed largely to comply with applicable EU directives. In August 2007, the EU directives (2006/48/EC and 2006/49/EC) regarding the adoption of the revised Basel Capital Accord, known as Basel II, were incorporated into Greek law relating to the business of credit institutions and to the capital adequacy of investment firms and credit institutions. Following this, on August 20, 2007, the Bank of Greece issued ten Governor's Acts specifying the details for the implementation of Basel II, which took effect from January 1, 2008. These Acts were amended during 2010, in order to adopt the respective amendments of the EU directives as regards risk management, own funds, capital adequacy and large exposures.

        Recently, the Greek government has revised the terms of the Hellenic Republic bank support plan to strengthen Greek banks' capital and liquidity positions. For more information concerning our participation in this plan, see "—The Hellenic Republic's Bank Support Plan" below. In addition, in response to the unprecedented economic downturn in the Hellenic Republic, in early May 2010, the Greek government agreed to the IMF/eurozone Stabilization and Recovery Program. For more information, see "The IMF/eurozone Stabilization and Recovery Program" below.

The regulatory framework

        Credit institutions operating in Greece are obliged to:

  •
  observe the liquidity ratios prescribed by the Bank of Greece (Act No. 2560/2005 of the Governor of the Bank of Greece as amended by Act No. 2614/2009 of the Governor of the Bank of Greece which took effect from July 1, 2009);

  •
  maintain efficient internal audit, compliance and risk management systems and procedures (Act No. 2438/1998 and No. 2577/2006 of the Governor of the Bank of Greece, as amended by Act No. 2597/2007 of the Governor of the Bank of Greece and Decision No. 242/2007 of the Banking and Credit Committee of the Bank of Greece);

  •
  submit to the Bank of Greece periodic reports and statements (Act No. 2640/2011 of the Governor of the Bank of Greece, which replaced Act No. 2606/2008, and Act No. 2614/2009 of the Governor of the Bank of Greece);

  •
  provide the Bank of Greece with such further information as it may require; and

  •
  make (in connection with certain operations or activities) notifications to or request the prior approval of (as the case may be) the Bank of Greece, in each case in accordance with the applicable laws of Greece and the relevant Acts, Decisions and Circulars of the Bank of Greece (each as in force from time to time).

        Under Greek Law 3601/2007, the Bank of Greece Governor's Acts and other relevant laws of Greece, the Bank of Greece, in the exercise of its control over credit institutions, has the power to conduct audits and inspect the books and records of credit institutions. If a credit institution breaches any law or a regulation falling within the scope of the supervisory power attributed to the Bank of Greece, the Bank of Greece is empowered to:

  •
  require the relevant credit institution to take appropriate measures to remedy the breach;

  •
  impose fines (article 55A of the Articles of Association of the Bank of Greece as amended by Act No. 2602/2008 of the Governor of the Bank of Greece);

  •
  appoint an administrator;

  •
  revoke the license of the credit institution where the breach cannot be remedied or in case of insolvency; and

  •
  if a credit institution lacks sufficient liquidity, the Bank of Greece may order a mandatory extension of its due and payable obligations for a period not exceeding two months (which can be extended for a further one-month period) and appoint an administrator under its supervision.

        In accordance with Greek Law 2832/2000, in addition to other powers to impose sanctions under specific laws, the Bank of Greece has the general power to impose sanctions against credit institutions in case of any breach of any law falling within the regulatory or supervisory power of the Bank of Greece.

The IMF/eurozone Stabilization and Recovery Program

        In response to the unprecedented economic downturn in the Hellenic Republic, which accelerated in the first few months of 2010 and continued through 2010 and into 2011, the government of the Hellenic Republic and the Bank of Greece entered into the Memorandum of Economic and Financial Policies dated May 3, 2010 (or the "Memorandum").

        Law 3845/2010 (Government Gazette 65/06.05.2010) ratified the Memorandum and empowered the Minister of Finance to sign every memorandum of understanding, agreement or loan agreement, bilateral or multilateral, with the European Commission, the Member States of the euro area, the IMF and the ECB, which is necessary for the implementation of the Memorandum. The aforementioned memoranda and agreements are brought before the Greek Parliament for discussion and consultation and are valid and enforceable from the date of their signing. Further to that, the Memorandum has been updated on August 6, 2010, December 8, 2010, and February 28, 2011, but no Greek law or ministerial decision or other legal act has been voted upon by the Greek Parliament to amend or directly update per se the Memorandum. These updates describe the progress and the policy steps taken by the Greek Government towards meeting the objectives of the Memorandum. Nevertheless, there has been a number of laws and legal acts in general that reflect the updates to the Memorandum and refer to specific measures implementing the Memorandum.

        The Memorandum provides for certain stabilizing and other measures to be adopted in the Greek financial sector including measures related to banking supervision. The Memorandum states that financial sector policies need to maintain stability and that, despite its current strong solvency position, the Greek banking system faces challenges. According to the Memorandum, while current capital buffers in the banking system are reassuring, bank supervisors will need to closely monitor liquidity and non-performing loans at individual banks. The Bank of Greece and the Greek government will further strengthen and clarify the key elements of Greece's supervisory and financial crisis framework to assist the banking system through this period of lower growth.

        The Memorandum discusses liquidity and the creation of the HFSF. Within the existing euro system framework, national central banks may give support to temporarily illiquid, but solvent credit institutions. If such support is given by the Bank of Greece, it will be fully guaranteed by the Greek state in a manner that is consistent with relevant European Central Bank and European Union requirements. In addition, the Greek government and the Bank of Greece are putting a new safety net in place intended to preserve the sound level of bank equity, and thus improve conditions to support the real economy. Anticipating that banks' profits may decline further, possibly impacting their equity position, the government has established, under Greek Law 3864/2010 and in consultation with the IMF, the European Commission and the ECB, the fully independent HFSF. The Bank of Greece, in its capacity as supervisor of financial institutions, and the HFSF is entitled to the maximum possible exchange of confidential information permitted under community legislation. See "—The Hellenic Financial Stability Fund" below.

        The Bank of Greece will increase the resources dedicated to, and intensify, banking supervision. This will include an increase in the frequency and speed of data reporting, and the further development of a comprehensive framework for regularly stress-testing financial institutions. Staffing will be increased both for on-site inspections and off-site review, while also taking into account the new responsibilities of the Bank of Greece with respect to the supervision of insurance organizations. Additional flexibility will be introduced in the management of human resources, and Bank of Greece staff will be granted legal protection for actions performed in good faith.

The Hellenic Financial Stability Fund ("HFSF")

        The HFSF was established by Greek Law 3864/2010 as a private law entity, with the objective of helping to maintain the stability of the Greek banking system by providing support to the capital adequacy of both Greek banks and subsidiaries of foreign credit institutions lawfully operating in Greece. Management and supervision of the liquidity support provided under the Hellenic Republic bank support plan in accordance with Greek Law 3723/2008 and the Bank of Greece does not fall under the scope of the HFSF. The HFSF will cease to exist on June 30, 2017.

        HFSF's capital:    In accordance with Greek Law 3864/2010, the HFSF's capital is EUR 10 billion, consisting of funds that shall be raised by the IMF/eurozone Stabilization and Recovery Program, it shall be gradually paid in by the Greek State and shall be evidenced by certificated instruments which shall not be transferrable until the expiration of the term of the HFSF. After the expiration of the HFSF's term and the completion of the liquidation process, the HFSF's capital and assets will be transferred to the Greek State by operation of law.

        Organizational issues:    The HFSF is managed by board of directors consisting of seven members, appointed by a decision of the Minister of Finance upon the recommendation of the Bank of Greece. The board of directors is composed of one Chairperson and two Vice-Chairpersons, each of which are executive members of the board, and four non-executive members. The Chairperson, Vice-Chairpersons and two non-executive members will be chosen by the Governor of the Bank of Greece among persons of known reputation and experience in banking, financial matters or accounting. The remaining two non executive members are appointed ex officio by the General Secretary of the Minister of Finance and the Director of Financial Stability of the Bank of Greece. The members of the board of directors are not permitted to directly or indirectly participate in, or be members of the board of directors, executives, or external counsels of, a Greek or foreign credit or financial institution, with the exception of the members that come from the Bank of Greece.

        The term of the members of the board of directors is five years, renewable until June 30, 2017. The term of the ex officio members expires when they cease to be the General Secretary of the Minister of Finance and the Director of Financial Stability of the Bank of Greece, respectively.

        The non ex officio members may lose their position before the expiration of their term, pursuant to a decision of the Minister of Finance upon recommendation of the Governor of the Bank of Greece, provided that a charge or conviction has impeached the member and would prohibit the appointment of the member in the Greek public sector or on due cause consisting especially of an objective inability to exercise the member's relevant duties, hiding or lying about an incompatible capacity or violating the confidentiality duty.

        In addition, one representative from each of the European Commission and the ECB, together with their substitutes, will participate in the meetings of the board of directors without a right to vote. The board of directors will present semi-annual reports to the Greek Parliament, which shall be communicated to the Minister of Finance, the European Commission, the ECB, the Bank of Greece and the IMF. In exercising their powers and carrying out the tasks and duties conferred upon them under the legislation, the members of the Board enjoy full independence. The members of the board of directors of the HFSF shall not seek or take instructions from the Hellenic Republic, or any other state entity, institution, body or undertaking, or be subject to influence of whatever nature.

Provision of Capital Support by HFSF

        Activation of the Capital Support Provision Process:    This process will be activated with the submission of an application by a credit institution (such institution being in compliance with the requirements for evaluating and maintaining its capital against the level of undertaken risks in accordance with Greek legislation), either (a) pursuant to the relevant recommendation of the Bank of Greece or (b) under the initiative of the credit institution (which may also be supported by the Bank of Greece under the following conditions: (i) if under conservative assumptions of the Bank of Greece it is estimated that there is a reasonable risk of the credit institution being unable to continue to comply with capital adequacy requirements under Greek legislation, and (ii) if the credit institution's efforts to increase its own capital through the participation of its existing or new shareholders have not been successful.

        The process of providing capital support may also be activated by a credit institution submitting an application following the Bank of Greece's written and justified recommendation in cases where (a) the credit institution is not compliant with the requirements for evaluating and maintaining its funds relative to the level of risks it has undertaken in accordance with Greek legislation or (b) the credit institution is not compliant with the requirements for maintaining its own funds on a continuous basis in accordance with the capital adequacy requirements of Greek legislation, and, in each case, where the credit institution's efforts to increase its own capital through the participation of its existing or new shareholders have not been successful. In these cases, the Bank of Greece may request the dismissal of the persons who are responsible for the direction of the operations of the credit institution, if the Bank of Greece considers such persons did not undertake all measures and necessary actions within their competence to meet the recommendations of Bank of Greece for the increase of the credit institution's capital adequacy. If the credit institution does not submit an application to the HFSF for provision of capital support despite the recommendation of the Bank of Greece, the Bank of Greece may either appoint an administrator or revoke the credit institution's license in accordance with the Greek legislation.

        Applications for the provision of capital support that are submitted pursuant to the Bank of Greece's recommendation must be submitted within one month from receipt of the recommendation and must necessarily be accompanied by:

  •
  a business plan substantiating the amount of the necessary capital support and containing a detailed description of the measures that the credit institution intends to take as soon as possible in order to maintain and enhance its solvency through, among other things, a share capital increase, or reinstating its profitability through decreasing expenses or risks and supporting other companies of the group. This plan may also include possible perspectives relating to mergers, absorptions or transfer of business units or activities to other credit or financial institutions; and

  •
  a detailed timetable for applying the measures with a specific reference to the time within which the credit institution estimates that it will be able to repurchase the preference shares that shall have been issued by the HFSF within the above framework.

        The HFSF, following consultation with or recommendation from the Bank of Greece, may suggest amendments to the credit institution's business plan, which must be adopted by the credit institution.

        If the HFSF considers the amended business plan to be viable, following consultation with or recommendation from the Bank of Greece, it will approve the provision of the capital support, provided that the European community legislation on state aid and the practice followed by the European Commission are observed. The amount of the capital support is decided by the HFSF following recommendation of the Bank of Greece. The HFSF and the applicant credit institution must jointly present a detailed restructuring plan or amend the plan that has been submitted to the European Commission, in accordance with the European Union legislation on state aid and the practice followed by the European Commission. Within six months from the provision of capital support, the restructuring plan shall be submitted for approval by the Minister of Finance to the European Commission. The implementation of the plan must not exceed three years. Extension of the three-year duration of the plan may be given for a maximum of an additional period of two years by a decision of the HFSF following consultation with Bank of Greece, provided that the extension is approved by the European Commission.

        Issue of Shares for the Provision of Capital Support:    The HFSF provides capital support in most cases through the issue of preference shares. These preference shares are not transferrable to third parties and may not be listed until the HFSF ceases to exist.

        Both share capital increases mentioned above shall be subscribed in cash and any pre-emption rights in favor of existing shareholders shall not apply. Any restrictions under the law or the articles of association of the credit institution on the relationship between preference and common shares shall not apply.

        The subscription price of the above-mentioned preference shares must reflect their fair or market commercial value, the latter being determined without taking into consideration the support or potential support of the credit institution by the Hellenic Republic, the HFSF or the Bank of Greece outside the framework of euro system actions. In order to calculate the above-mentioned value, the average of two evaluations from two independent auditing companies (conducted under commonly acceptable methods and criteria), will be taken into account. Such accounting companies shall be appointed by the HFSF and the credit institution, respectively. In case of divergence between the two valuations exceeding 10%, the value shall be finally determined by a third independent auditing company, which shall be appointed by a joint decision of the Minister of Finance and the Governor of the Bank of Greece. The evaluations must also comply with the relevant guidelines of the European Commission on similar valuations.

        Repurchase of the Preference Shares:    The preference shares issued upon the HFSF's provision of capital support shall be repurchased in their entirety by the applicant credit institution within five years, following approval by the Bank of Greece. The repurchase price shall be the higher of the issue price (plus any non-paid but due dividends) and the price at the time the decision to convene the general meeting of shareholders for the repurchase of the preference shares is made. This latter price is calculated pursuant to the valuation procedures described above. Partial repurchase of the preference shares is not permitted. The repurchase of the preference shares is conditional upon the approval of the Bank of Greece and is granted under the condition that the solvency and financial stability of the credit institution is not at risk. In case the five-year period lapses without the credit institution having repurchased the preference shares, a cumulative annual increase of 2% is imposed on the return of the preference shares.

        Conversion of the Preference Shares to Ordinary Shares:    The above mentioned preference shares are converted to ordinary transferrable shares upon decision of the HFSF following recommendation of the Bank of Greece if: (a) specific objectives of the business plan are not fulfilled including the objective pertaining to the capital adequacy of the credit institution, or (b) the minimum required ratio for the credit institution's Core Tier I funds or the capital adequacy ratio under Greek legislation is not met.

        The conversion price is determined at the time the capital support is provided on the basis of the issue price of the preference shares, as the latter is determined by the HFSF and the applicant credit institution, taking into account the valuations of the auditing companies on the fair or the market value of the shares. However, this determination does not take into account the support or potential support, of the credit institution by the HFSF, the Greek State or the Bank of Greece, with the exception of the euro system actions and the regulatory framework of the European Union and the practices followed by the European Commission in matters relating to state aid, as described above.

        Rights of the Preference Shares:    The preference shares are issued with voting rights at the General Meeting of the preference shareholders and provide the following privileges:

  •
  The right of non-cumulative return, the amount of which shall be determined by decision of the HFSF in accordance with the European Commission's legislation on state aid and the relevant practices of the European Commission. These shares shall fulfill all the requirements to qualify as Supplementary Tier I Capital in accordance with Greek legislation. In case the percentage of the preference shares exceeds the maximum limit of Tier I Capital provided by law, the exceeding amount is calculated in the Tier II Capital of the credit institution.

  •
  The right to participate in the credit institution's board of directors with one additional member as representative of the HFSF. Such representative shall have:

  (a)
  the right to request that general meeting of shareholders be convened;

  (b)
  veto right on any decision of the board of directors of the credit institution (i) regarding the distribution of dividends and the policy regarding rewards to the Chairman, the Managing Director and the other members of the board of directors, as well as to the General Managers and their substitutes, or (ii) if the decision in question is capable of putting at risk the interests of the depositors or may substantially affect the liquidity or solvency or in general the prudent and proper operation of the credit institution (such as business strategy or asset and liability management).

  The remuneration of the Chairman, the Managing Director and the remaining members of the board of directors of the credit institution, as well as of its General Managers and their substitutes may not exceed the total of remuneration received by the Governor of the Bank of Greece. No bonus payments are permitted to such management members during the participation of the credit institution in the capital support plan of the HFSF. The provisions governing dividends pursuant to Greek Law 3723/2008, are similarly applicable to the credit institutions that shall receive capital support by the HFSF, as described above; and

  (c)
  the right to request the postponement for three business days of the meeting of the credit institution's board of directors, in order to receive instructions from the board of directors of the HFSF. The HFSF's representative will be present at the meetings of the general meeting of ordinary shareholders and has a veto right at the discussion and the taking of a resolution on the matters referred to above. The representative will have free access to the books and data of the credit institution.

  •
  In case of liquidation of the credit institution, the HFSF, in its capacity as shareholder, will be satisfied preferentially from the proceeds of liquidation over all other shareholders, including the Hellenic Republic as beneficiary of the preference shares of Greek Law 3723/2008.

        During the participation of the HFSF in the share capital of a credit institution, the buy back of treasury shares by such credit institution is prohibited without the HFSF's approval.

The Hellenic Republic's Bank Support Plan

        In November 2008, the Greek Parliament passed Greek Law 3723/2008 setting forth a support plan for the liquidity of the Greek economy, or the "Hellenic Republic bank support plan" initially at the amount of EUR 28 billion and following increases thereof, at the amount of EUR 98 billion. The law was passed with the goal of strengthening Greek banks' capital and liquidity positions in an effort to safeguard the Greek economy from the adverse effects of the international financial crisis. Recently, the Hellenic Republic bank support plan was revised by Greek Laws 3844/2010, 3845/2010, 3872/2010, 3956/2011, 3965/2011 and ministerial decisions no. 132624/B.527/2010, 29850/B.1465/2010 and 59181/B.2585/24.12.2010, which, respectively, increased the return on the preference shares of the first pillar referred to below, amended the payment of dividends prohibition, increased the total amount that can be provided by the Hellenic Republic under the second pillar referred to below, extended the veto power of the State's representative on the decisions of the Board of Directors, extended the duration of the plan until June 30, 2011 and increased the commission paid to the Hellenic Republic for Hellenic Republic guarantees provided for under the second pillar from July 1, 2010 onwards. In May 2011, the Hellenic Republic, in accordance with Law 3965/2011, approved an additional disbursement of EUR 30 billion in the form of Greek government guaranteed bonds, thereby increasing the second pillar of the Hellenic Republic bank support plan to EUR 85 billion.

        The Hellenic Republic bank support plan, as currently applicable, is comprised of the following three pillars.

        The First Pillar:    up to EUR 5 billion in capital designed to increase Tier I ratios. The capital will take the form of non-transferable voting redeemable preference shares with a 10% fixed return. The shares are to be mandatorily redeemed at the subscription price either within five years after their issuance or earlier with the approval of the Bank of Greece. However, if the preference shares are not redeemed within five years from their issuance and if the participating bank's general meeting of shareholders has not approved their redemption, the Greek Minister of Finance will impose, pursuant to a recommendation by the Bank of Greece, a gradual cumulative increase of 2% per year on the 10% fixed return provided for during the first five years from the issuance of the shares to the Hellenic Republic. The issue price of the preference shares will be the nominal value of the common shares of the last issue of each bank. Pursuant to decision No. 54201/B2884/2008 of the Minister of Finance, as currently in force, the banks will be required to convert the preference shares into common shares or another class of shares if the redemption of the preference shares as described above is impossible, because the Tier I capital of those banks after such redemption would be less than the level set by the Bank of Greece. The conversion ratio will only be determined at the time of conversion and the full dilutive effect of any such conversion will therefore only be known at that time.

        The Second Pillar:    up to EUR 85 billion in Hellenic Republic guarantees in accordance with Law 3965/2011. These guarantees will guarantee new borrowings (excluding interbank deposits) to be concluded until June 30, 2011 (whether in the form of debt instruments or otherwise) and with a maturity of three months to three years. These guarantees will be granted to banks that meet the minimum capital adequacy requirements set by the Bank of Greece as well as criteria set forth in Decision No. 54201/B.2884 of the Minister of Finance, as currently in force, regarding capital adequacy, market share size and maturity of liabilities and share in the SME and mortgage lending market. The terms under which guarantees will be granted to financial institutions are included in Decision Nos. 2/5121/2009 and 29850/B.1465 of the Minister of Finance.

        The Third Pillar:    up to EUR 8 billion in debt instruments. These debt instruments will have maturities of less than three years and will be issued by the Public Debt Management Agency by

June 30, 2011 to participating banks meeting the minimum capital adequacy requirements set by the Bank of Greece. These debt instruments bear no interest, are issued at their nominal value in denominations of EUR 1,000,000 and are listed on the ATHEX. They are issued by virtue of bilateral agreements executed between each participating bank and the Hellenic Republic. The debt instruments must be repaid at the applicable termination date of the bilateral agreement (irrespective of the maturity date of the debt instruments) or at the date Greek Law 3723/2008 ceases to apply to a bank. The participating banks must use the debt instruments received only as collateral for refinancing, in connection with fixed facilities from the ECB or for interbank financing purposes. The proceeds of liquidation of such instruments must be used to finance mortgage loans and loans to SMEs at competitive terms.

        Participating banks that use either the capital or guarantee facility will have to accept a government-appointed member of the Board of Director as State representative. Such representative will be in addition to the existing members of the Board of Directors and will have veto power on strategic decisions or decisions resulting to a significant change in legal or financial position of the Bank and for which the shareholders approval is required. The same veto power applies to corporate decisions relating to executives and senior management compensation and dividend policy. However, the State appointed representative may only utilize its veto power following a decision of the Minister of Finance or if he considers that the relevant corporate decisions may jeopardize the interests of depositors or materially affect the solvency and effective operation of the participating bank. Moreover, the State appointed representative has full access to the bank's books, on reports for restructuring and viability, medium term funding needs of the Bank as well as on reports for the level of financing of the Greek economy. In addition, participating banks will be required to limit maximum executive compensation to that of the Governor of the Bank of Greece, and must not pay bonuses to senior management as long as they participate in the Hellenic Republic bank support plan. Also, during that period, dividend payouts for those banks will be limited to up to 35% of distributable profits of the participating bank (at the parent company level). According to the provisions of article 28 of Greek Law 3756/2009 and decision 20708/B/1175/23.4.2009 of the Minister of Economy and Finance, banks participating in the Hellenic Republic bank support plan are allowed to distribute dividends to ordinary shareholders only in the form of shares, but excluding treasury shares, for the financial year ended on December 31, 2008. Also, pursuant to the provisions of article 39 of Greek Law 3844/2010, article 28 of Greek Law 3756/2009 was modified to provide that distributions to ordinary shareholders were restricted to share distributions (excluding treasury shares), for the financial years ended on December 31, 2008 and 2009. These provisions did not apply to the payments of dividends in respect of preference shares issued by credit institutions and traded on foreign organized markets. Additionally, in accordance with article 19 of Greek Law 3965/2011, for the financial year ended December 31, 2010, banks participating in the plan are allowed to distribute dividends only in the form of shares. However, these cannot be treasury shares. See Item 8.A, "Consolidated Statements and Other Financial Information—Policy on Dividend Distributions".

        Furthermore, participating banks are obliged not to pursue aggressive commercial strategies, such prohibited aggressive strategies to include advertising the support they receive from the plan in an attempt to successfully compete against competitors that do not enjoy the same protection. Participating banks are also obliged to avoid expanding their activities or pursuing other aims, in such a way that would lead to unjustifiable distortions of competition. To this end, the participating banks must ensure that during the implementation of such measures the mean growth rate of their assets on a yearly basis will not exceed the highest of the following ratios:

  •
  the growth rate of the nominal GDP of the Hellenic Republic of the previous year;

  •
  the mean annual asset growth rate of the banking sector of the period 1987-2007; or

  •
  the mean annual asset growth rate of the EU banking sector of the past six months.

        To monitor the implementation of the plan, Greek Law 3723/2008 provided for the establishment of a supervisory council (the "Council"). The Council is chaired by the Minister of Finance. Members will include the Governor of the Bank of Greece, the Deputy Minister of Finance, who is responsible for the Greek General Accounting Office, and the state representative at each of the participating banks. The Council convenes on a monthly basis with a mandate to supervise the correct and effective implementation of the plan and ensure that the resulting liquidity is used for the benefit of the depositors, the borrowers and the Greek economy overall. Participating banks which fail to comply with the terms of the plan will be subject to certain sanctions, while the liquidity provided to them may be revoked in whole or in part.

        Towards the end of 2008, the Bank, together with Eurobank EFG, Alpha Bank, Piraeus Bank and ATE Bank, among others, announced that it would participate in the plan. The deadline for inclusion in the plan initially was February 1, 2009, but was subsequently extended to June 30, 2011.

        The Bank agreed to participate in the plan at its inception although it believed that it had adequate liquidity and sound capital ratios. The Bank's main reasons for participating were:

  •
  to maintain and access new liquidity sources given the current downturn in interbank markets and the closure of senior debt and securitization markets;

  •
  to continue to expand domestic credit in Greece as part of a coordinated effort to maintain liquidity in the Greek economy;

  •
  to increase the Bank's Tier I capital and further strengthen the Bank's capital position; and

  •
  to remain competitive with the Bank's domestic and other European competitors, who participate in other European bank support plans.

        According to a resolution adopted by shareholders at an extraordinary General Meeting held on January 22, 2009, the Bank issued 70 million redeemable preference shares at a par value of EUR 5.00 each, with the cancellation of the preemptive rights of the existing shareholders in favor of the Hellenic Republic. The issue was fully subscribed by the Hellenic Republic, through the transfer by the latter to the Bank of an equivalent amount of Greek government bonds, in accordance with Greek Law 3723/2008. For more information concerning the effects of our participation in the Hellenic Republic bank support plan, see Item 10.J, "Relationship with the Hellenic Republic—Hellenic Republic as Shareholder".

        Of the other banks in Greece participating in the support plan, Eurobank EFG and Alpha Bank increased their share capital by EUR 950 million, Piraeus Bank by EUR 370 million, and ATE Bank by EUR 675 million, the Hellenic Postal Savings Bank by EUR 225 million and Attica Bank by EUR 100 million. Emporiki Bank, a subsidiary of Credit Agricole S.A., has not utilized the facilities of the initial Hellenic Republic bank support plan but has proceeded with a share capital increase of EUR 850 million in 2009.

        On May 3, 2010, the Greek parliament passed Greek Law 3844/2010 amending Greek Law 3723/2008 to render preference shares not mandatorily redeemable. However, if the preference shares are not redeemed within five years from their issuance and if the participating bank's general meeting of shareholders has not approved their redemption, the Greek Minister of Finance will impose, pursuant to a recommendation by the Bank of Greece, a gradual cumulative increase of 2% per year on the 10% fixed return provided for during the first five years from the issuance of the shares to the Hellenic Republic. Law 3844/2010 also extends the obligation not to distribute a cash dividend for profits relating to fiscal year 2009.

Interest Rates

        Under Greek law, interest rates applicable to bank loans are not subject to a legal maximum, but they must comply with certain requirements intended to ensure clarity and transparency, including with regard to their readjustments.

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

Secured Lending

        Since 1992, Greek Law 2076/1992, as amended by Greek Law 3601/2007, has permitted banks to grant to customers loans and credit that are secured over real estate and movable assets of the debtor (including cash).

        Mortgage lending is extended mostly on the basis of mortgage pre-notations, which are less expensive and easier to record than mortgages and may be converted into full mortgages upon final non appealable court judgment.

Restrictions on the Use of Capital

        The compulsory commitments framework of the Bank of Greece has been amended in line with Eurosystem regulations. Effective July 10, 2000, commitment ratios are determined by category of deposits to clients instead of a single ratio of 12% previously in force for commercial banks. The commitment ratio is 2% for all categories of deposits to clients comprising the commitment base, with the exception of the following categories to which a zero ratio applies:

  •
  deposits with agreed maturity over two years;

  •
  deposits redeemable at notice over two years;

  •
  repos; and

  •
  debt securities with agreed maturity over two years.

        This commitment ratio applies to all credit institutions.

Restrictions on Enforcement of Collateral

        According to Greek Law 3814/2010, the forced auctions initiated either by credit institutions or by companies providing credit or by their assignees to satisfy claims not exceeding EUR 200,000 were suspended until and including June 30, 2010. Pursuant to Greek Law 3858/2010, and specifically under article 40, the above suspension has been initially extended until December 31, 2010. Moreover, pursuant to Greek Law 3949/2011 and specifically under article 1, the suspension has been further extended until June 30, 2011.

Guidelines for Capital Requirements

        In June 2004 the Basel Committee issued a revised capital adequacy framework and, in November 2005, the Basel Committee issued its final proposals on capital standards, known as "Basel II". Basel II promotes the adoption of certain enhanced risk management practices. It introduces counterparty-risk sensitive, conceptually sound approaches for the calculation of capital requirements that take into account the sophistication of risk management systems and methodologies applied by banks.

        The revised framework retains key elements of the 1988 capital adequacy framework, including the general requirement for banks to hold an 8% own funds to risk-weighted asset ratio, the basic structure of the 1996 Amendment regarding the treatment of market risk and the definition of assets eligible for own capital purposes.

        A significant innovation of the revised framework is the greater use of assessments of risk provided by banks' internal systems as inputs to capital calculations. In taking this step, the framework also puts forward a detailed set of minimum requirements designed to ensure the integrity of these internal risk assessments. The revised framework introduces capital requirements for operational risk and directs banks to establish an internal capital adequacy assessment process. This process takes into account market, credit and operational risks as well as other risks, including, but not limited to, liquidity risk, concentration risk, interest rate risk in the bank's investment portfolio, business risk and strategic risk.

        The revised framework provides a range of options of escalated sophistication for the determination of the capital requirements for credit and operational risk. Various options allow banks and supervisors to select those approaches that are most appropriate for their own operations and the structure of their capital market. Furthermore, Basel II significantly enhances the requirements for market disclosures on both quantitative and qualitative aspects of risk management practices and capital adequacy.

        The Basel II framework was implemented in the EU in June 2006 by means of EU Directives 2006/48 and 2006/49. These EU directives were transposed in Greece in August 2007 by means of Greek Law 3601/2007. Following the adoption of Greek Law 3601/2007 on August 20, 2007, the Governor of the Bank of Greece issued ten Governor's Acts relating to the implementation of Basel II, which Governor's Acts took effect on January 1, 2008.

        On November 9, 2007, the Bank applied to the Bank of Greece requesting authorization to implement the Basel II capital adequacy framework. Specifically, the Bank of Greece's approval was sought for permission to use:

  •
  the Foundation Internal Ratings-Based Approach with respect to its exposures to corporate customers, including specialized lending exposures; and

  •
  the Internal Ratings-Based Approach ("IRB") with respect to its mortgage loan portfolio, i.e., "receivables from individual customers, fully covered with real estate", as defined in Bank of Greece Governor's Act 2589/2007, Section B, §9a.

        Approval was granted by the relevant Bank of Greece authority in charge of bank supervision.

        The Bank is in compliance with the Basel II regulations and consistently applies all relevant rules, guidelines and Bank of Greece Governor's Acts since January 1, 2008, at a Bank and Group level. The Bank uses both the option for gradual implementation of IRB in its portfolios and the option for permanent exemption of certain categories of exposures from the application of IRB.

        The Bank has developed a comprehensive and well-documented roll-out plan that should enable the Group to gradually implement IRB with respect to the aggregate loan exposures included in the banking book (except those permanently exempted) within five years.

        In 2008, the European Commission submitted a Proposal for a Directive of the European Parliament and the European Council amending Directives 2006/48/EC and 2006/49/EC regarding banks affiliated with central institutions, certain own funds items, large exposures, supervisory arrangements and crisis management which led to the adoption of Directive 2009/111/EC of the European Parliament and of the Council, and Directives 2009/27/EC and 2009/83/EC as regards technical provisions concerning risk management. Greece adopted the new measures as from December 31, 2010.

        A number of regulatory initiatives have recently been proposed or are expected to be applied shortly, which would significantly alter the Group's capital requirements. These initiatives include:

  •
  EU Directive 2010/76/EC which was issued on 24 November 2010 amending Directives 2006/48/EC and 2006/49/EC as regards capital requirements for the trading book and for re-securitizations, and the supervisory review of remuneration policies, will come into force within 2011. This Directive introduces a number of changes in response to the recent and current market conditions, such as:

  –
  increase of capital requirements for market risk in the trading book under the use of Internal Models taking into account potential losses from adverse market movements in stressed conditions;

  –
  increase of capital requirements under the Standardised Approach for specific market risk of positions in equities held in the trading book;

  –
  imposition of higher capital requirements for positions in re-securitizations; and

  –
  restriction on the remuneration payable to individuals fulfilling roles with potential impact on a bank's risk profile.

        The changes relating to remuneration have already come into force and the changes relating to the trading book and re-securitization positions will come into force on December 31, 2011.

  •
  In December 2010, the Basel Committee on Banking Supervision (the "Basel Committee"), issued two prudential framework documents which contain the capital and liquidity reform package ("Basel III"). This proposal is expected to be assessed (and if necessary modified) at EU level before it is officially adopted by European Union banks. According to the documents the proposed changes shall be implemented gradually ("phase-in arrangements") within the period from 2013 to 2019. Some major points of Basel III include:

  –
  Quality and Quantity of Capital.  The Basel Committee revised the definition of regulatory capital and its components at each level. It also proposed a minimum Common Equity Tier I Ratio of 4.5% and Tier I Ratio of 6%, and introduced a requirement for non-Core Tier I and Tier II capital instruments to have a mechanism that requires them to be written off on the occurrence of a bailout of the institution, which would apply to internationally active banks;

  –
  Capital Conservation Buffer.  In addition to the minimum Common Equity Tier I Ratio and Tier I Ratio, banks will be required to hold an additional buffer of 2.5% of common equity as capital conservation buffer. Depletion of the capital conservation buffer will trigger limitations on dividends, distributions on capital instruments and compensation and it is designed to incentivize banks to operate above their minimum requirements;

  –
  Deductions from Common Equity Tier I.  The Committee revises the definition of items that should be deducted from regulatory capital. In addition, most of the items that are now required to be deducted from regulatory capital will be deducted in whole from the Common Equity Tier I component;

  –
  A Grandfathering Period for existing non-common Equity Tier I and Tier II equal to the Shorter of 10 years or the Step-up Date.  Capital instruments that no longer qualify as non-common equity Tier I capital or Tier II capital will be phased out over a 10-year horizon beginning January 1, 2013. The regulatory recognition of existing capital instruments will be reduced by 10% in each subsequent year. Step-up instruments will be phased out at their effective maturity date (i.e., their call and step up date) if the instruments do not meet the new criteria for inclusion in Tier I or Tier II. Existing public sector capital injections will be grandfathered until January 1, 2018;

    –
    No Grandfathering for Instruments issued after September 12, 2010.  Only those instruments issued before September 12, 2010, will likely qualify for the transition arrangements discussed above;

    –
    Countercyclical Buffer.  To protect the banking sector from excess aggregate credit growth the Basel Committee proposes an additional buffer of 0%-2.5% of Common Equity Tier I, to be imposed during periods of excess credit growth according to national circumstances. The countercyclical buffer, when in effect, will be introduced as an extension of the conservation buffer range;

    –
    Forward-looking provisioning.  The Committee is promoting stronger provisioning practices through three related initiatives. First, it is advocating a change in the accounting standards towards an expected loss (EL) approach. Second, it is updating its supervisory guidance to be consistent with the move to such an EL approach. Third, it is addressing incentives to stronger provisioning in the regulatory capital framework;

    –
    Central counterparties.  To address the systemic risk arising from the interconnectedness of banks and other financial institutions through the derivatives markets, the Committee is supporting the efforts of the Committee on Payments and Settlement Systems (CPSS) and International Organization of Securities Commissions (IOSCO) to establish strong standards for financial market infrastructures, including central counterparties (CCPs). It is also introducing a 2% risk-weight factor applicable to certain trade exposures to qualifying CCPs (replacing the current 0% risk-weighting). The capitalization of bank exposures to CCPs will be based in part on the compliance of the CCP with the IOSCO standards (since non-compliant CCPs will be treated as billateral exposures and will not receive the preferential capital treatment referred to above), and are expected to be finalized by September 2011. As mentioned above, a bank's collateral and mark-to-market exposures to CCPs meeting these enhanced principles will be subject to 2% risk-weight, and default fund exposures to CCPs will be capitalized based on a risk-sensitive waterfall approach;

    –
    Downturn Probability of Default.  The Committee has reviewed a number of additional measures that supervisors could take to achieve a better balance between risk sensitivity and the stability of capital requirements, should this be viewed as necessary. In particular, the range of possible measures includes an approach by the Committee of European Banking Supervisors (CEBS) to use the Pillar II process to adjust for the compression of probability of default (PD) estimates in internal ratings-based capital requirements during benign credit conditions by using the PD estimates for a bank's portfolios in downturn conditions;

    –
    Asset value correlation multiplier for large financial institutions.  A multiplier of 1.25 is proposed to be applied to the correlation parameter of all exposures to financial institutions meeting particular criteria that specified by the Committee;

    –
    Counterparty Credit Risk.  The Committee is raising counterparty credit risk management standards in a number of areas, including for the treatment of so-called wrong-way risk, i.e., cases where the exposure increases when the credit quality of the counterparty deteriorates. For example, the proposal includes a capital charge for potential mark-to-market losses (i.e., credit valuation adjustment "CVA" risk) associated with a deterioration in the credit worthiness of a counterparty and the calculation of Expected Positive Exposure by taking into account stressed parameters;

    –
    Leverage Ratio.  The Basel Committee confirmed its previously declared commitment to an unweighted Tier I leverage ratio of 3% that will apply for all banks as part of the Pillar II framework from 1 January 2013 with a view towards migrating the ratio to a Pillar I minimum requirement by 2018 (subject to any final adjustments); and

    –
    Systemically Important Banks.  Systemically important banks should have loss absorbing capacity beyond the minimum standards and the work on this issue is ongoing. The Basel Committee and the Financial Stability Board are developing a well integrated approach to systemically important financial institutions which could include combinations of capital surcharges, contingent capital and bail-in debt.

  •
  Liquidity Requirements.  The Basel Committee confirmed its previously declared commitment to introduce a liquidity coverage ratio (which is an amount of unencumbered, high quality liquid assets that must be held by a bank to offset estimated net cash outflows over a 30 day stress scenario) from January 1, 2015 and a net stable funding ratio (which is the amount of longer term, stable funding that must be held by a bank over a 1-year timeframe based on liquidity risk factors assigned to assets and off-balance sheet liquidity exposures) from January 1, 2018.

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

        The European Commission has published several consultation and other policy documents indicating its intention to implement the Basel III standards throughout the EEA by way of further changes to the Directives 2006/48/EC and 2006/49/EC and/or additional regulations. It is currently anticipated that the initial legislative proposals will be published during 2011. The Commission's intention is that agreement be reached on the final form of legislation by the end of 2011, with implementation by banks being required by January 2013.

Other regulatory changes which may have potential impact on the business of NBG

        In Europe, the US and elsewhere, there is increased political and regulatory pressure to introduce recovery and/or resolution planning requirements for banks and other financial institutions as a solution to the issues raised by financial institutions that are considered "Too Big To Fail". In 2011, the European Commission consulted on Technical Details of a Possible EU Framework for Bank Recovery and Resolution Proposal (the "EU Recovery and Resolution Proposal"). The EU Recovery and Resolution Proposal establishes a series of "resolution tools" which may be applied by the relevant authorities in seeking to ensure that the institution in question is able to continue as a going concern. Such tools include business sales, use of a bridge bank, asset separation of powers and possibly a form of "bail-in". If this proposal is implemented, it could have a material adverse effect on NBG and the cost and availability of funding for NBG.

Reporting Requirements

        Following the adoption of Basel II guidelines, the Governor of the Bank of Greece issued Act No. 2606/2008 determining the new reporting requirements for credit institutions in Greece. This Act was recently replaced by Act 2640/2011 applicable from December 31, 2010. The requirements include reports on the following:

  •
  capital structure, special participations, persons who have a special affiliation with the credit institution and loans or other types of credit that have been provided to these persons by the credit institution;

  •
  own funds and capital adequacy ratios;

  •
  capital requirements for credit risk and counterparty credit risk;

  •
  capital requirements for market risk of the trading portfolio (including foreign exchange risk);

  •
  information on the underlying elements of the trading portfolio;

  •
  capital requirements for operational risk;

  •
  large exposures and concentration risk;

  •
  liquidity risk;

  •
  financial statements and other financial information;

  •
  covered bonds;

  •
  suppression of money laundering and terrorist financing;

  •
  information technology systems; and

  •
  other information.

        The Bank submits to the Bank of Greece a full set of the regulatory reports both at Bank level and at Group level, on a quarterly basis, while certain of the above references are submitted on a monthly basis at Bank level.

  Capital Requirements in Our Foreign Markets

        Banking regulations in Turkey are evolving in parallel to the global changes and international regulatory environment. Turkish regulator has announced the roadmap for Basel II and stated that starting from June 2011, the banks in Turkey will report their results according to both Basel I and Basel II; and after June 2012 only Basel II will be used. We also expect Serbia to fully adopt the Basel II framework from January 1, 2012, according to the announcement from December 3, 2011, issued by the Central Bank of Serbia. Therefore, testing reports are expected to be made as of September 30, 2011. Romania, Bulgaria and Cyprus, in their capacity as EU members, have already adopted the Basel II framework".

Deposit and Investment Guarantee Fund

        Pursuant to Greek Law 3746/2009, which replaced Greek Law 2832/2000, the Hellenic Deposit and Investment Guarantee Fund (the "HDIGF") was established for the purposes of providing compensation (1) to persons who have deposited funds in bank accounts with credit institutions in the Hellenic Republic, and (2) to clients regarding the provision of investment services by such credit institutions, when the credit institutions cannot fulfill their obligations to the clients. All credit institutions established in the Hellenic Republic are obliged to participate in the compensation scheme available by virtue of the HDIGF. The HDIGF, which is a private entity, is administered jointly by the Bank of Greece, the Hellenic Bank Association, the Ministry of Finance and the Association of Greek Cooperative Banks.

        The HDIGF is funded by annual contributions of participating credit institutions and cooperative banks. The level of each participant's annual contribution is generally determined according to certain percentages applied to the total amount of eligible deposits, as regards the deposit compensation scheme. If accumulated funds are not sufficient to cover the claimants, participants may be required to pay an additional contribution. However, this additional contribution may not exceed an amount equal to 300% of a bank's last annual contribution and is set off against the annual contributions of subsequent years. Following adverse market developments, and based on the resolutions of the meeting of "ECOFIN" on October 7, 2008, the coverage level was set to EUR 100,000 until December 31, 2011, in accordance with Greek Law 3714/2008. Annual contributions of participating credit institutions and cooperative banks were accordingly increased by a factor of five. The deadline may be extended by decision of the Minister of Finance. The proposed level of coverage extended to credit institution clients relating to the provision of investment services was set at EUR 30,000.

Settlement of business and corporate debts

        Greek Law 3816/2010, passed in January 2010, allowed the settlement of amounts, which were either due (from January 1, 2005 onwards) or not due by businesses and professionals to credit institutions. To take advantage of the relevant provisions, an application must have been submitted by the debtor to the relevant bank by April 15, 2010.

        In particular, the law provides, among other things, that:

  •
  compound and delinquent interest not paid by January 26, 2010, is written off for loans or credit up to EUR 1.5 million which became due between June 30, 2007, and January 26, 2010. The duration of repayment of the above debts depends on certain factors including without limitation whether the relevant agreement has been terminated or whether a debit-and-credit account has been opened. For the first two years of the settlement period only interest is paid. Also, the security already created remains in force; and

  •
  for loans or credit which became due between January 1, 2005, and June 30, 2007, there is an additional requirement to pay an amount equal to 10% of the outstanding balance excluding compound and delinquent interest, by May 15, 2010.

        Enforcement proceedings have been suspended until July 31, 2010, when an application has been submitted by the debtor.

        Greek Law 3816/2010 also allows the settlement of debts from loans which are not yet due and the outstanding balance of which does not exceed EUR 350,000. The settlement arrangement may provide for a grace period of up to one year, with no interest and capital payment with a corresponding extension of the contractual term of the loan and capitalization of the interest at the end of the grace period, or two-year suspension of the capital payment with a corresponding extension of the contractual term of the loan and interest payment during the suspension period or an extension of the contractual term of the loan by three years. Additionally, loans or credits which become due between March 26, 2010 and June 30, 2011 are considered eligible for settlement under the Greek Law 3816/2010 subject to other requirements of the respective law. The law foresees interest payment based on the current rate in a period of five years (with no capital payment for the first year).

        Given the fact that the Greek Law 3816/010 had very strict specifications and very limited duration, the Bank has also launched restructuring products with more favorable criteria than those specified in the said law.

        One of the most important differences between the Greek Law 3816/2010 products and the Bank products is the fact that the Bank allows the reform of the total amount of the loan and not only the overdue amount. In addition, the Bank did not offer these products for a limited time but such products are still offered. As result, the majority of our restructured corporate portfolio comes from these products and not from the mandatory restructuring products specified by the law.

        The Bank's products offer a two year capital freeze period where only interest payment can be received from the customer. The interest rate of the new restructured loan is the same with the one used in the old loan. A customer has the right to replace more than one loan (performing and delayed) with a new restructured loan. These products mainly relate to SBLs portfolio.

Settlement of amounts due by indebted individuals

        On August 3, 2010, Greek Law 3869/2010 was put in force (Government's Gazette A, 130/3.8.2010) with respect to the "settlement of amounts due by indebted individuals". The law allows the settlement of amounts, due to credit institutions by individuals evidencing permanent inability to repay their debts, by arranging the partial repayment of their debts for four years and writing off the remainder of their debts, provided the terms of settlement are agreed. All individuals, both consumers and professionals, are subject to the provisions of Greek Law 3869/2010, with the exception of individuals already subject to mercantile law.

        The new regulatory regime allows the settlement of all amounts due to credit institutions (consumer, mortgage and commercial loans), as well as those due to third parties with the exception of debts from intentional torts, administrative fines, monetary sanctions, debts from taxes and charges due to the State or levies to Social Security funds.

        Debts must have been contracted more than one year before the application date and relief may be used only once. In order to qualify for relief, the debtor must have proposed a voluntary settlement with creditors without success in the six months preceding the application. Banks must deliver a credit analysis within five working days from request.

        The debtor may apply to the local Justice of the Peace Court (Eirinodikeio) and present evidence regarding the relevant property, income, debts and settlement proposal. Creditors' claims that have not been notified in such court are not affected. The debtor undertakes the obligation to pay part of its income to its creditors in monthly disbursements for a period of four years. The amount of the installment is determined by court based on the individual's income and after taking into consideration the life necessities of the debtor and his or her dependents. The court may also absolve the debtor from the obligation by imposing a monthly payment schedule and may even substantially reduce the monthly payment amounts in cases of exceptionally adverse conditions (e.g., unemployment or health problems), upon re-evaluation of the debtor's circumstances on a regular basis (although, not starting earlier than five months from the date of the original payment schedule). The debtor's property is liquidated but the debtor may exclude his main residence from the liquidation estate if the debtor undertakes the obligation to repay debts corresponding to 85% of the fair market value of his or her main residence at a competitive interest rate and with a potential grace period of up to 20 years.

        If, following submission of an application by the debtor for debt settlement, any enforcement proceedings against his or her property are initiated or carried out, the court, upon the debtor's petition for injunction, may order the suspension of such enforcement proceedings until the debt settlement decision is released, provided that the court considers that the debtor will be subject to some debt settlement and that the enforcement proceedings will cause substantial harm to the debtor.

        Regarding housing loans, the court may order the suspension of enforcement proceedings, if the loan agreement has not terminated or there are no debts due, whether or not any portion of the monthly installment payments have become due from the relevant loan decision date until the court's decision on the debt settlement. The court may take into account the debtor's income.

        Due performance by the debtor of the obligations under the settlement plan releases the debtor from any remaining unpaid balance of the claims, including claims of creditors who had not announced their claims. On application by the debtor, the court certifies such release. If the debtor delays performance of the obligations under the settlement plan for more than three months or otherwise disputes the settlement plan, the court may order cancellation of the settlement plan, upon the application of any creditor submitted within four months of the breach. A cancellation has the effect of restoring the claims to the amount prior to ratification of the settlement plan, subject to deduction of any amount paid by the debtor.

        The rights of creditors against co-borrowers or guarantors are not affected, unless such co-borrowers or guarantors are also subject to the same insolvency proceedings. Co-borrowers and guarantors have no rights of recourse against the debtor for any amount paid by them. The rights of secured creditors are not affected.

        Within the six-month period commencing August 3, 2010 (the date of publication of Greek Law 3869/2010 in the Government Gazette), no enforcement is permitted over the debtor's only residence, as long as the latter does not exceed the specified "first home" tax allowance increased by 50%. Pursuant to Greek Law 3910/2011 and specifically under article 36, this period was extended until June 30, 2011.

Payment Services in the Internal Market

        Directive 2007/64/EC setting out the conditions for the provision of payment has come into effect in Greece as of July 13, 2010, by Greek Law 3862/2010. The new law adopts rules on electronic payments that are currently applied uniformly across 30 European countries (i.e. in the countries of the European Union, Iceland, Norway and Liechtenstein), and accordingly ensures that the provision of payment services in Greece is as easy and secure as in the rest of Europe.

        This new legislation establishes rules on terms of collaboration transparency, regulates in detail a minimum level of information that must be provided in an accessible form to the users of the payment services and renders the payments faster and more secure. Moreover, it sets out the rights and obligations of those who use or provide such services. It also permits to new entities called "payment institutions" (e.g. companies of money transfers, retailers, telecommunication companies) to provide payment services in parallel to banks as "payment services providers". The new law covers any kind of payment through electronic means, from transfer of credit and direct charge orders to payments through the use of cards (including credit cards), wire transfers and payments through the use of mobile phones and the internet, excluding payments with cash and checks. Payments in every European currency, not only Euros, are covered, under the condition that the payment service providers of both the payer and the payee are located in one of the 30 European countries.

        Customers are provided, free of charge, in printed or electronic form, with the framework contract, that describes in detail the terms and conditions of the payment services, which are mandatory under the law and also apply to existing cooperation contracts and agreements between the Bank and its customers, insofar they include payment transactions, and prevail over any contrary agreement. Under the provisions of the new law, customers have the right to advance any objections they may have, within two months of being informed of the framework contract terms. In addition, if the customer does not wish to continue cooperating with the Bank, he is entitled, under the terms of the framework contract, to terminate, in writing, the said cooperation agreement. Furthermore if the customer wishes at some future date, despite having initially accepted the terms to terminate the framework contract for payment transactions, he may terminate it without charge, at any time, unless the parties have agreed on a period of notice, which may not, in any case, exceed one month.

        Customers are provided with basic information needed before and after execution of the payment. Accordingly, customers can easily compare the terms and conditions offered and choose the best option for their needs. Charges are not imposed to customers for providing all mandatory required information as well as any information related to the corrective and preventive measures taken to ensure the proper execution of payment orders.

        Customers are legally entitled to a refund in the following specific cases of payment transactions:

  •
  non-authorized debiting of the customer's account for payment of goods or services;

  •
  authorized debiting of the customer's account for payment of goods or services where (a) the authorisation did not specify the exact amount of the payment transaction when the authorisation was made; and (b) the amount of the payment transaction exceeded the amount the customer could reasonably have expected taking into account his previous spending pattern, the conditions in his contract and relevant circumstances of the case; and

  •
  non-execution or defective execution of a payment transaction by the Bank.

Consumer Services

        On June 23, 2010, Ministerial Decision Z1-699, which implemented the Council Directive 2008/48/EC, was put in force (Government's Gazette B, 917/23.06.2010). This Directive facilitates a well-functioning internal market in consumer credit and provides for a harmonized Community framework in a number of areas. The Decision Z1-699 does not apply to certain types of credit agreements, such as credit agreements involving amounts less than EUR 200 or more than EUR 75,000, credit agreements, under the terms of which the credit has to be repaid within three months and only insignificant charges are payable, credit agreements covering the granting of credit secured by real estate, credit agreements by the employer to the employees, lease or financial lease agreements when there is no obligation of the consumer to buy the leasehold.

        This Decision contains specific provisions on advertising concerning credit agreements as well as certain items of standard information to be provided to consumers in order to enable them, in particular, to compare different offers. In order to enable them to make their decisions in full knowledge of the facts, consumers receive adequate information in a clear, concise and prominent way by means of a representative example, which they may take away and consider, prior to the conclusion of the credit agreement, on the conditions and cost of the credit and on their obligations, to ensure the fullest possible transparency and comparability of offers. Moreover creditors should exercise responsible practices during all phases of the credit relationship, taking into account the specific features of their credit market. Creditors also bear the responsibility of checking individually the creditworthiness of the consumers. Furthermore, consumers have the right to withdraw within 14 days without penalty and with no obligation to provide justification. In the case of linked credit agreements, a relationship of interdependence exists between the purchase of goods or services and the credit agreement concluded for that purpose. The consumer has the right to discharge his obligations before the date agreed in the credit agreement. In the case of early repayment, either in part or in full, the creditor is entitled to compensation for the costs directly linked to the early repayment, taking into account also any savings thereby made by the creditor.

Corporate legislation

        Two new laws address and introduce important amendments to corporate legislation.

        Greek Law 3884/2010, which incorporated into national law Directive 2007/36/EC, facilitates the exercise of shareholders' rights in general meetings of listed companies and accordingly provides for:

  •
  the electronic recording of the date of becoming shareholder by the central custodian/depository company;

  •
  the abolishment of restricting/depositing shares as a requirement for the shareholders to participate in and to exercise their voting rights in general meetings;

  •
  the ability (as stipulated to the Articles of Association) to participate in general meetings by electronic means, without physical presence (such participation may be effected by real-time transmission of the general meetings or by real-time two-way communication), as well as for the casting of votes electronically or by correspondence;

  •
  the timely publication of the convocation of general meetings as well as of all necessary documents and information on the internet site of each listed company;

  •
  the participation of shareholders through proxies, while the proxy holder is obliged to disclose to the company any fact which may be useful to the shareholders to assess any risk that the proxy holder might be pursuing interests other than those of the shareholder that he represents (issues of conflict of interest between the proxy holder and the shareholder);

  •
  listed companies to publish the voting results of each general meeting, on their internet sites within 5 days at the latest, providing also information on the manner of voting during the decision making process (e.g., number of votes cast in favor of and against each resolution or number of abstentions);

  •
  the minority shareholders' right to place items on the agenda of general meetings for all companies, including listed companies, and the obligation of the Board of Directors of listed companies to provide with resolutions to the shareholders for items included on the initial or the revised agenda; the Board of Directors may not satisfy these minority rights if their content is contrary to law or moral conventions; and

  •
  the ability of the Board of Directors to reply to shareholders' questions covering the same topic when there is no obligation to provide information, if the relevant information is available on the company's internet site in a question and answer format.

        In addition to the above, Greek Law 3873/2010, which incorporated into Greek law Directives 2006/46/EC on annual and consolidated accounts and 2007/63/EC on the independent expert's report for the merger or division of public limited liability companies, determines that companies whose securities are traded in a regulated market must include a corporate governance statement in their annual report. Moreover, a corporate governance statement is now mandatory in the annual report of the Board of Directors which contains, among others, information on the corporate governance code and practices of the company, the main features of the company's internal control and risk management systems, information on the General Meetings of shareholders, the Board of Directors and other administrative, management and supervisory bodies of the company.

        Furthermore, according to Greek Law 3873/2010, additional information must be included in the notes to the financial statements of companies, such as information on the nature and business purpose of arrangements which are not reflected in the balance sheet, the financial impact of those arrangements and information on transactions which have been entered into with related parties. The notes to the consolidated financial statements must also include a description of certain transactions with affiliated companies, save for intra-group transactions. Companies which prepare consolidated financial statements are also obliged to describe the company's internal control and risk management systems in the annual report of the Board of Directors.

        The Board of Directors of the company has the duty to ensure that the annual accounts, the annual report and, when provided separately, the corporate governance statement to be provided pursuant to Article 43a par. 3 section d of Law 2190/1920 are drawn up and published in accordance with the requirements of Law 3873/2010 and, where applicable, in accordance with the international accounting standards adopted in accordance with Regulation (EC) No 1606/2002.

        Moreover, according to the new provisions of Law 3873/2010 neither an examination of the draft terms of merger or division of companies nor an expert report shall be required if all the shareholders and the holders of other securities conferring the right to vote of each of the companies involved in the merger or division have so agreed.

Holdings in credit institutions

        The Greek parliament has amended Greek Law 3601/2007 regarding disclosure requirements for shareholders of Greek credit institutions and insurance companies. The new Greek Law 3862/2010, effective July 13, 2010, introduces new provisions and approval procedures for certain sectors as well as minor changes to the evaluation procedure by BoG.

        In summary, Law 3862/2010 stipulates the disclosure obligations for shareholders wishing to acquire or dispose of significant holdings, as well as the procedure for the pre-approval requirements for investors who wish to acquire shares and reach the threshold limits of 5%, 10%, 20%, and 1/3 or

50% of a credit institution, and 10%, 20%, and 1/3 or 50% of an insurance company registered in Greece. The Bank of Greece's approval process, the relevant timeframes as well as the notification process to/from relevant regulators of other European Union member states are also detailed.

        If an investor intends to increase or dispose of shares to reach or fall under one of the threshold limits, he would have to inform BoG in advance of the intended participation, providing full details of the percentage to be acquired or disposed.

Prohibition of Money Laundering and Terrorist Financing

        Greece, as a member of the Financial Action Task Force ("FATF") and as a member state of the EU, fully complies with FATF recommendations and the relevant EU legal framework.

        The Greek Law 3691/2008, as amended, on the prevention and suppression of money laundering and terrorist funding implemented EU Council Directives 2005/60/EC and 2006/70/EC includes the following main provisions:

  •
  money laundering and terrorist financing are made criminal offenses;

  •
  persons subject to the law include credit institutions, financial institutions and certain insurance undertakings;

  •
  credit institutions (and other persons) are required to identify customers, retain documents and report suspicious transactions;

  •
  provisions of banking confidentiality do not apply to money laundering activities; and

  •
  the Committee for the Combating of Money Laundering and Terrorist Financing was transformed into an Authority for the Combating of Money Laundering and Terrorist Financing and Control of the Financial Declarations, according to the new Law 3932/2011. The new Authority enjoys administrative and functional independence. It is, among others, competent for monitoring the declarations of persons subject to the obligation of producing financial statements, with the aim to combat illegal enrichment. The Law introduces also an improvement in the procedure of confiscating assets of natural and legal persons in accordance with the Decisions of the UN Security Council and the EU Regulations.

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

        Furthermore, the Bank of Greece, in light of the developments in transaction practices, and in the range of services and products offered by supervised institutions, has issued Decision No. 285/6/09.07.2009, which provides an updated indicative typology of unusual or suspicious transactions within the meaning of the Law 3691/2008.

        In addition, the Bank of Greece issued Decision No. 290/12/11.11.2009 on the "Framework governing the imposition of administrative sanctions by the Bank of Greece on supervised institutions in accordance with Article 52 of Law 3691/2008, with the aim to specify the degree of importance of the individual obligations of institutions supervised by the Bank of Greece, their managers and staff, by type of obligation and the criteria for specifying the administrative sanctions to be imposed on the obligated persons, in cases of non-compliance with their obligations arising from the legislation in force.

        Similarly, the Hellenic Capital Market Commission ("HCMC") pursuant to Law 3691/2008, as well as FATF's 40 Recommendations and 9 Special Recommendations, issued Decision 1/506/8.4.2009 on the prevention of the use of the financial system for the purpose of money laundering and financing terrorism and Circular 41 on the indicative typology of suspicious transactions relating to money laundering or terrorist financing.

        In the insurance sector, the Private Insurance Supervisory Committee was dissolved and its competences were taken over by the Bank of Greece by the new Law 3867/2010. However, the previously adopted Rule No. 154/5A/31.08.2009, which aims at the prevention of the use of the financial system in Greece for the purpose of money laundering and financing terrorism in relation to: (1) life insurance activities (with the exception of life insurance activity type IV, i.e., accident, disease), (2) life insurance intermediation activities and (3) provision of investment related services, such as credit or financial products services in the Greek market, undertaken by Greek or foreign companies, remains in force.

        Finally, FATF concluded in its interim evaluation of February 2011 that Greece resolved the remaining issues related to three particular recommendations and the effectiveness of supervision. As a result, FATF will conduct an on-site visit to confirm that the process of implementing the required reforms and actions is underway, to address deficiencies and will propose to make Greece again subject to regular (instead of reinforced) follow-up.

Equity Participation by Banks

        Credit institutions must follow certain procedures regarding holdings in other companies. Under Greek Law 3601/2007, a credit institution may not have a qualifying holding exceeding 15% of its own funds in an undertaking that is not a credit institution, a financial institution, an insurance or re-insurance company, an investment firm or an undertaking carrying on activities which are a direct extension of banking or concern services ancillary to banking. The total amount of a credit institution's qualifying holdings in these undertakings may not exceed 60% of its own funds. A "qualifying holding" means a direct or indirect holding in an undertaking which represents 10% or more of the capital or the voting rights, or which makes it possible to exercise a significant influence over the management of that undertaking.

        To calculate these thresholds, the following shares or holdings are not taken into account:

  (a)
  shares or holdings that are held by the credit institution as a result of credit support to an undertaking in distress for a period of up to one year (that may be extended for one more year following a resolution of the Bank of Greece);

  (b)
  shares or holdings that are held as a result of underwriting services provided by the credit institution for a period of up to six months following the end of the subscription period;

  (c)
  shares or holdings that are held by a credit institution on behalf of a third party; and

  (d)
  shares or holdings included in the trading portfolio of the credit institution.

        The above thresholds or the time limit referred to in (b) above may be exceeded in exceptional cases and for a period of up to six months following a decision of the Bank of Greece to that effect, provided that the credit institution either increases its own funds or takes equivalent measures. The Bank of Greece may also allow the thresholds and the time limits to be exceeded, provided that the excess is fully covered by own funds which are not taken into account for the calculation of the capital adequacy ratio.

        According to the Act of the Governor of Bank of Greece No. 2604/2008, credit institutions must obtain the Bank of Greece's prior approval to acquire or increase a qualifying holding in the share capital of credit institutions, financial institutions, insurance and re-insurance companies, investment firms, information technology companies, real estate property management companies, asset and liability management companies, paying systems management companies, external credit assessment institutions and financial data collection and processing companies. The provisions of such Act do not apply to branches of credit institutions with their registered seat in a country of the European Economic Area, or outside the European Economic Area provided that the Bank of Greece has recognized the equivalence of their supervisory regime.

        Prior approval by the Bank of Greece for the acquisition or increase of a qualifying holding is not required in any of the following circumstances:

  (a)
  If the value of the qualifying holding does not exceed, in the aggregate, taking into account any increases effected within the same calendar year, 2% of the credit institution's own funds, as calculated on the basis of the data for the immediately preceding calendar quarter.

  (b)
  If the value of the qualifying holding amounts to, in the aggregate and taking into account any increases effected within the same calendar year, between 2% and 5% of own funds as calculated on the basis of the data for the immediately preceding calendar quarter, provided that:

  •
  the capital adequacy ratio (on a consolidated basis), after calculating the influence of such qualifying holding, exceeds the minimum ratio required by law plus (i) one percentage point in case of credit institutions having the status of a société anonyme and (ii) five percentage points in case of cooperative banks; and

  •
  the Tier I capital to risk-weighted asset ratio of the credit institution amounts at least to 6%.

  (c)
  If the acquisition or increase of the qualifying holding:

  •
  is a result of investments made by portfolio investment companies of Greek Law 3371/2005 or real estate investment companies of Greek Law 2778/1999;

  •
  is the result of underwriting services provided by the credit institution for a period of up to six months following the end of the subscription period; or

  •
  is effected without the direct or indirect (through a subsidiary) disposal of funds, with the exception of exchange of shares in case of credit institutions' mergers; (which, in such case the provisions of paragraphs (a) and (b) above apply).

  Clarifications:

  i)
  if the acquisition or increase of the qualifying holding in an undertaking is supervised by the Bank of Greece, provided that such holding is subject to approval pursuant to the general provisions regarding the establishment and operation of such undertaking and the suitability of its shareholders; and

  ii)
  the value of qualifying holdings under paragraphs (c) and (i) is not taken into account for the calculation of the qualifying holdings for the purposes of paragraphs (a) and (b) above.

        Subject to EU regulations, new and significant holdings (concentrations) must be reported to the Greek Competition Commission according to Greek Law 3959/2011, as in force.

        The Hellenic Capital Market Commission and the ATHEX must be notified once certain ownership thresholds are exceeded with respect to listed companies. See Item 9.C, "Markets—The Athens Exchange (ATHEX)".

Strategy

        Our medium-term goal has been to become a large regional financial institution, a strategy which we have been implementing through measured, organic expansion combined with carefully considered strategic acquisitions, most notably our acquisition of Finansbank, the fifth largest private sector bank in Turkey. Our focus has been on high-growth countries in the region with traditional ties to Greece and a European orientation. Moreover, the recent international crisis has confirmed the prudence of the Bank's historically conservative approach to risk management as our subsidiaries in Turkey and SEE Europe have all emerged from their respective country's crisis, with the performance of Finansbank, our largest international subsidiary, particularly standing out. The main challenge currently is the Greek sovereign debt crisis, and its impact on the Bank's operations. In this regard, our strong liquidity position and capital base provide a strong advantage.

        Our strategy for meeting the challenges of the crisis entails the following five pillars:

  •
  improvement of the Group's liquidity conditions via the gradual reduction of liquidity from the ECB through: the use of Bank's bonds benefitting from Greek government guarantees; increased funding autonomy of the Group's banking affiliates; and de-leveraging of non-core assets;

  •
  maintaining our robust capital base (as reflected in the Tier I capital adequacy ratio), which stood at 12.9% as at March 31, 2011, with a disposal of a minority stake in our subsidiary Finansbank through an offering that may comprise both primary and secondary shares. We currently intend to complete this offering when market conditions are favorable; however, our decision to proceed with the offering and its timing are subject to various considerations, including market conditions, offer size and structure and obtaining all necessary regulatory and other approvals. In addition, we are planning various initiatives in the area of asset/liability management;

  •
  active management of loans in arrears, through the use of several types of loan restructuring products that cater to all retail and business banking customers. Our intention is to facilitate repayment by our financially healthy customers, while also making efforts to improve the effectiveness of our mechanisms for recovering overdue loans. In response to the economic crisis, we have reviewed and tightened our credit approval criteria;

  •
  enhancement of our pre-provision profitability, primarily through cost-cutting measures. Indeed, the 8% reduction in operating expenses in the domestic market as at March 31, 2011, reflects the success with which we are pursuing this goal; and

  •
  continuing support for our international activities in countries where the economic environment is improving or has already improved significantly, as in Turkey, so as to enhance healthy earnings growth and the geographical diversification of the Group's income.

        On January 18, 2011, NBG submitted a proposal to Alpha Bank A.E. for the merger of the two banks, citing significant economies of scale and synergies; this merger did not materialize.

C.    Organizational Structure

        Set forth below is a chart indicating the individual companies within the Group and the participation (direct and indirect) in each company at December 31, 2010.

Primary Operating Area	Country of incorporation	Direct	Indirect	Total
Corporate & Investment Banking
Ethniki Leasing S.A.	Greece	93.33%	6.67%	100.00%
Ethniki Factors S.A.	Greece	100.00%	—	100.00%
Titlos Plc(1)	UK	—	—	—
Retail Banking
Revolver APC Limited(1)	UK	—	—	—
Revolver 2008-1 PLC(1)	UK	—	—	—
Turkish Operations
Finansbank A.S.	Turkey	77.22%	17.58%	94.80%
Finans Leasing A.S.	Turkey	29.87%	61.02%	90.89%
Finans Invest A.S.	Turkey	0.20%	94.58%	94.78%
Finans Portfolio Management A.S.	Turkey	0.01%	94.77%	94.78%
Finans Investment Trust A.S.	Turkey	5.30%	66.63%	71.93%
IB Tech A.S.	Turkey	—	94.71%	94.71%
Finans Consumer Finance A.S.	Turkey	—	94.80%	94.80%
Finans Factoring A.S.	Turkey	—	94.80%	94.80%
NBG (Malta) Holdings Ltd	Malta	—	100.00%	100.00%
NBG Bank Malta Ltd	Malta	—	100.00%	100.00%
International
The South African Bank of Athens Ltd	South Africa	94.36%	5.35%	99.71%
National Bank of Greece (Cyprus) Ltd.	Cyprus	100.00%	—	100.00%
National Securities Co (Cyprus) Ltd	Cyprus	—	100.00%	100.00%
NBG Management Services Ltd	Cyprus	100.00%	—	100.00%
Stopanska Banka A.D. (Skopje)	FYROM	94.64%	—	94.64%
United Bulgarian Bank AD—Sofia (UBB)	Bulgaria	99.91%	—	99.91%
UBB Asset Management Inc.	Bulgaria	—	99.92%	99.92%
UBB Insurance Broker A.D.	Bulgaria	—	99.93%	99.93%
UBB Factoring E.O.O.D.	Bulgaria	—	99.91%	99.91%
Interlease E.A.D.	Bulgaria	100.00%	—	100.00%
Interlease Auto E.A.D.	Bulgaria	—	100.00%	100.00%
ETEBA Bulgaria A.D.	Bulgaria	92.00%	8.00%	100.00%
Banca Romaneasca S.A.	Romania	89.07%	—	89.07%
NBG Leasing IFN S.A.	Romania	100.00%	—	100.00%
NBG Factoring Romania IFN S.A.	Romania	—	89.18%	89.18%
Vojvodjanska Banka A.D. Novi Sad	Serbia	100.00%	—	100.00%
NBG Leasing d.o.o. Belgrade	Serbia	100.00%	—	100.00%
NBG Services d.o.o. Belgrade	Serbia	—	100.00%	100.00%

Primary Operating Area	Country of incorporation	Direct	Indirect	Total
Global Markets & Asset Management
National Securities S.A.	Greece	100.00%	—	100.00%
NBG Asset Management Mutual Funds S.A.	Greece	81.00%	19.00%	100.00%
NBG Greek Fund Ltd.	Cyprus	100.00%	—	100.00%
NBG Finance Plc	UK	100.00%	—	100.00%
NBG Finance (Dollar) Plc	UK	100.00%	—	100.00%
NBG Finance (Sterling) Plc	UK	100.00%	—	100.00%
NBG International Ltd	UK	100.00%	—	100.00%
NBGI Private Equity Ltd	UK	—	100.00%	100.00%
NBGI Private Equity S.A.S	France	—	100.00%	100.00%
NBG Securities Romania S.A. (formerly ETEBA Romania S.A.)	Romania	100.00%	—	100.00%
NBG Asset Management Luxembourg S.A.	Luxemburg	94.67%	5.33%	100.00%
NBGI Private Equity Funds	UK	—	100.00%	100.00%
CPT Investments Ltd	Cayman Islands	50.10%	—	50.10%
Insurance
NBG Bancassurance S.A.	Greece	99.70%	0.30%	100.00%
Ethniki Hellenic General Insurance S.A.	Greece	100.00%	—	100.00%
National Insurance Brokers S.A.	Greece	—	95.00%	95.00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	—	100.00%	100.00%
Ethniki General Insurance (Cyprus) Ltd	Cyprus	—	100.00%	100.00%
S.C. Garanta Asigurari S.A.	Romania	—	94.96%	94.96%
Audatex Hellas S.A.	Greece	—	70.00%	70.00%
Finans Pension AS	Turkey	—	94.80%	94.80%
Other
Ethniki Kefalaiou S.A.	Greece	100.00%	—	100.00%
NBG Property Services S.A.	Greece	100.00%	—	100.00%
Pronomiouhos S.A. Genikon Apothikon Hellados	Greece	100.00%	—	100.00%
Innovative Ventures S.A. (I-Ven) (under liquidation)	Greece	—	100.00%	100.00%
Astir Palace Vouliagmenis S.A.	Greece	85.35%	—	85.35%
Grand Hotel Summer Palace S.A.	Greece	100.00%	—	100.00%
NBG Training Center S.A.	Greece	100.00%	—	100.00%
Ethnodata S.A.	Greece	100.00%	—	100.00%
KADMOS S.A.	Greece	100.00%	—	100.00%
DIONYSOS S.A.	Greece	99.91%	—	99.91%
EKTENEPOL Construction Company S.A.	Greece	100.00%	—	100.00%
Mortgage, Touristic Protypos S.A.	Greece	100.00%	—	100.00%
Hellenic Touristic Constructions S.A.	Greece	77.76%	—	77.76%
Ethnoplan S.A.	Greece	—	100.00%	100.00%
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	100.00%	—	100.00%
NBG Pangaea Real Estate Investment Company	Greece	100.00%	—	100.00%
NBG International Holdings BV	The Netherlands	100.00%	—	100.00%

(1)
VIE in which the Bank has a beneficial interest

D.    Property, Plant and Equipment

        As at December 31, 2010, the Group owned approximately 2,696 properties, approximately 1,910 of which are buildings. These properties are, for the most part, held free of encumbrances. Most of our properties are attributable to the branches and offices through which we maintain our customer relationships and administer our operations. Most of our other properties have been acquired as a result of foreclosure on the collateral of defaulted loans. There are no environmental issues of which we are aware of that may affect the Bank's utilization of our real estate assets.

        The Group's real estate portfolio was recorded at a net book value of EUR 785.3 million as at December 31, 2010, which is included in the U.S. GAAP Financial Statements under "premises and equipment". Those of our properties that have been acquired as a result of foreclosure on the collateral of defaulted loans had a book value of EUR 175.5 million as at December 31, 2010, and are included under "Other assets" in the Group's U.S. GAAP Financial Statements. Management believes that the current aggregate market value of real estate assets exceeds their book value. This opinion is supported by the valuation for 241 properties transferred to NBG Pangaea (see Item 4.B, "Business Overview—Other—Real Estate Management"). We are not always able to realize the full market value of real estate which we are required to or wish to dispose of because of variations in the property market and legal impediments to the open market sale of such property. However, in order to expedite the process of divesting these non-core assets, we have simplified the auction process and have established a subsidiary, Ethniki Kefalaiou S.A., which acquires from the Bank and other Group companies certain real estate assets with the sole purpose of realizing more efficiently the value of such assets for the Group. For more information on the Group's management of its properties see Item 4.B, "Business Overview—Other—Real Estate Management".

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

Average Balances and Interest Rates

        The following tables set forth the average balances of our assets and liabilities for the years ended December 31, 2008, 2009 and 2010, from our domestic and foreign activities, and, for interest-earning assets and interest-bearing liabilities, provide the amount of interest earned or paid and the average rate of such interest for such asset or liability, as applicable. Where available, the Group calculates the average balances for certain line items on the basis of daily averages. To the extent that daily information is not available for other balances and without causing undue burden or expense, the Group utilizes quarterly, monthly or annual balances.

	Year ended December 31,
	2008			2009			2010
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(EUR in thousands, except percentages)
Domestic:
Assets(3):
Deposits with central bank	1,038,994	42,925	4.13%	1,196,929	14,765	1.23%	1,086,723	11,006	1.01%
Interest bearing deposits with banks, securities purchased under agreements to resell and money market investments	2,265,984	87,185	3.85%	1,494,412	19,300	1.29%	5,258,843	52,572	1.00%
Trading, available for sale and held to maturity securities(1)	14,264,218	702,628	4.93%	14,232,075	659,040	4.63%	14,767,209	711,443	4.82%
Loans and other interest earning assets(1),(2)	41,530,272	2,625,764	6.32%	52,748,951	2,525,716	4.79%	55,637,250	2,438,724	4.38%
Less: Allowance for loan losses	(790,135)	—	—	(1,184,167)	—	—	(1,723,997)	—	—

Net loans	40,740,137	—	—	51,564,784	—	—	53,913,253	—	—

Total interest earning assets	58,309,333	3,458,502	5.93%	68,488,200	3,218,821	4.70%	75,026,028	3,213,745	4.28%
Total non interest earning assets(1)	7,345,607			7,817,147			7,661,290

Total assets	65,654,940			76,305,347			82,687,318

Liabilities(3):
Total deposits	54,662,567	1,377,231	2.52%	69,412,348	1,144,522	1.65%	72,897,501	844,539	1.16%
Securities sold under agreements to repurchase	139,060	7,882	5.67%	258,591	5,000	1.93%	384,118	2,181	0.57%
Long term debt, other borrowed funds and other interest bearing liabilities(1)	19,711	1,673	8.49%	280,415	7,965	2.84%	1,780,688	69,103	3.88%

Total interest bearing liabilities	54,821,338	1,386,786	2.53%	69,951,354	1,157,487	1.65%	75,062,307	915,823	1.22%
Total non interest bearing liabilities(1)	5,761,320			6,254,570			6,811,230

Total liabilities	60,582,658			76,205,924			81,873,537

	Year ended December 31,
	2008			2009			2010
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(EUR in thousands, except percentages)
Foreign:
Assets(3):
Deposits with central bank	1,406,400	16,007	1.14%	1,559,913	14,897	0.95%	1,496,517	6,774	0.45%
Interest bearing deposits with banks, securities purchased under agreements to resell and money market investments	3,395,179	259,168	7.63%	2,837,653	92,746	3.27%	3,743,316	72,475	1.94%
Trading, available for sale and held to maturity securities(1)	3,012,053	394,604	13.10%	3,440,240	372,185	10.82%	4,034,567	268,207	6.65%
Loans and other interest earning assets(1),(2)	20,630,302	2,566,796	12.44%	21,293,466	2,532,731	11.89%	23,515,773	2,592,233	11.02%
Less: Allowance for loan losses	(250,636)	—	—	(554,496)	—	—	(870,461)	—	—

Net loans	20,379,666	—	—	20,738,970	—	—	22,645,312	—	—

Total interest earning assets	28,193,298	3,236,575	11.48%	28,576,776	3,012,559	10.54%	31,919,712	2,939,689	9.21%
Total non interest earning assets(1)	6,158,079			5,093,359			5,598,318

Total assets	34,351,377			33,670,135			37,518,030

Liabilities(3):
Total deposits	17,900,695	1,327,454	7.42%	18,466,817	988,985	5.36%	20,364,424	977,427	4.80%
Securities sold under agreements to repurchase	4,472,951	252,640	5.65%	3,930,719	85,052	2.16%	4,736,598	73,531	1.55%
Long term debt, other borrowed funds and other interest bearing liabilities(1)	5,676,572	323,061	5.69%	4,626,779	213,591	4.62%	2,645,899	98,454	3.72%

Total interest bearing liabilities	28,050,218	1,903,155	6.78%	27,024,315	1,287,628	4.76%	27,746,921	1,149,412	4.14%
Total non interest bearing liabilities(1)	1,406,455			708,623			3,151,065

Total liabilities	29,456,673			27,732,938			30,897,986

(1)
Certain amounts in 2008 and 2009, have been inadvertently classified as interest earning or interest bearing. Therefore, we reclassified those amounts from interest earning to non interest earning assets and from interest bearing to non interest bearing liabilities as follows:

a)
equity securities and mutual funds under domestic operations of EUR 566,261 and EUR 788,581 for 2008 and 2009 respectively, were reclassified to non-interest earning assets;

b)
equity securities and mutual funds under foreign operations of EUR 170,952 and EUR 183,982 for 2008 and 2009 respectively, were reclassified to non-interest earning assets;

c)
other assets under domestic operations of EUR 2,434,368 and EUR 2,555,317 for 2008 and 2009 respectively, were reclassified to non-interest earning assets;

d)
other assets under foreign operations of EUR 482,778 and EUR 601,752 for 2008 and 2009 respectively, were reclassified to non-interest earning assets;

e)
other liabilities under domestic operations of EUR 3,034,508 and EUR 2,947,834 for 2008 and 2009 respectively, were reclassified to non-interest bearing liabilities; and

f)
other liabilities under foreign operations of EUR 1,022,680 and EUR 464,346 for 2008 and 2009 respectively, were reclassified to non-interest bearing liabilities.

(2)
Average balances include non accruing loans

(3)
Our average assets and liabilities have been allocated as domestic or foreign based on the residency of the counterparty.

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

	Year ended December 31,
	2009 vs 2008			2009 vs 2008
	Total interest change	Due to change in volume	Due to change in interest rate	Total interest change	Due to change in volume	Due to change in interest rate
	(EUR in thousands)
	Domestic:			Foreign:
ASSETS
Deposits with central bank	(28,160)	6,525	(34,685)	(1,110)	1,747	(2,857)
Interest bearing deposits with banks, securities purchased under agreements to resell and money market investments	(67,885)	(29,687)	(38,198)	(166,422)	(42,558)	(123,864)
Trading, available for sale and held to maturity securities	(43,588)	(1,583)	(42,005)	(22,419)	56,096	(78,515)
Loans and other interest earning assets	(100,048)	709,304	(809,352)	(34,065)	82,510	(116,575)

Total assets	(239,681)	684,559	(924,240)	(224,016)	97,795	(321,811)

LIABILITIES
Total deposits	(232,709)	371,623	(604,332)	(338,469)	41,982	(380,451)
Securities sold under agreements to repurchase	(2,882)	6,775	(9,657)	(167,588)	(30,626)	(136,962)
Long term debt, other borrowed funds and other interest bearing liabilities	6,292	22,128	(15,836)	(109,470)	(59,745)	(49,725)

Total liabilities	(229,299)	400,526	(629,825)	(615,527)	(48,389)	(567,138)

	Year ended December 31,
	2010 vs 2009			2010 vs 2009
	Total interest change	Due to change in volume	Due to change in interest rate	Total interest change	Due to change in volume	Due to change in interest rate
	(EUR in thousands)
	Domestic:			Foreign:
ASSETS
Deposits with central bank	(3,759)	(1,359)	(2,400)	(8,123)	(605)	(7,518)
Interest bearing deposits with banks, securities purchased under agreements to resell and money market investments	33,272	48,617	(15,345)	(20,271)	29,601	(49,872)
Trading, available for sale and held to maturity securities	52,403	24,780	27,623	(103,978)	64,298	(168,276)
Loans and other interest earning assets	(86,992)	138,297	(225,289)	59,502	264,330	(204,828)

Total assets	(5,076)	210,335	(215,411)	(72,870)	357,624	(430,494)

LIABILITIES
Total deposits	(299,983)	57,466	(357,449)	(11,558)	101,626	(113,184)
Securities sold under agreements to repurchase	(2,819)	2,427	(5,246)	(11,521)	17,437	(28,958)
Long term debt, other borrowed funds and other interest bearing liabilities	61,138	42,614	18,524	(115,137)	(91,446)	(23,691)

Total liabilities	(241,664)	102,507	(344,171)	(138,216)	27,617	(165,833)

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

	Year ended December 31,
	2008	2009	2010
	(EUR in thousands, except percentages)
Domestic:
Average interest earning assets	58,309,333	68,488,200	75,026,028
Total interest income	3,458,502	3,218,821	3,213,745
Average interest bearing liabilities	54,821,338	69,951,354	75,062,307
Total interest expense	1,386,786	1,157,487	915,823
Net interest income	2,071,716	2,061,334	2,297,922
Net interest margin(1)	3.55%	3.01%	3.06%
Foreign:
Average interest earning assets	28,193,298	28,576,776	31,919,712
Total interest income	3,236,575	3,012,559	2,939,689
Average interest bearing liabilities	28,050,218	27,024,315	27,746,921
Total interest expense	1,903,155	1,287,628	1,149,412
Net interest income	1,333,420	1,724,931	1,790,277
Net interest margin(1)	4.73%	6.04%	5.61%

(1)
Net interest margin represents net interest income divided by average interest earning assets.

Return on Equity and Assets

        The following table presents certain selected financial information and ratios for the Group for the periods indicated from operations:

	Year ended December 31,
	2008	2009	2010
	(EUR in thousands, except percentages)
Net interest income before provision for loan losses	3,405,136	3,786,265	4,088,199
Net income / (loss)	903,088	589,281	(211,986)
Net income / (loss) attributable to NBG shareholders	821,424	527,049	(268,061)
Average total assets	100,006,317	109,975,482	120,205,348
Average NBG shareholders' equity(1)	6,238,255	7,099,632	7,998,610
Net interest income before provision for loan losses as a percent of:
Average total assets	3.40%	3.44%	3.40%
Average NBG shareholders' equity(1)	54.58%	53.33%	51.11%
Net income / (loss) as a percent of:
Average total assets	0.90%	0.54%	(0.18)%
Net income / (loss) attributable to NBG shareholders as a percent of:
Average NBG shareholders' equity(1)	13.17%	7.42%	(3.35)%
Average NBG shareholders' equity to average total assets	6.24%	6.46%	6.65%

(1)
Average NBG shareholders' equity is calculated as the arithmetical average of NBG shareholders' equity at the beginning of the year and the end of the year.

Assets

Securities Portfolio

        On December 31, 2010, the Group's securities had a carrying value of EUR 20.1 billion, representing 16.9% of the Group's total assets and sovereign securities held accounted for EUR 16.1 billion, or 80.2% of the Group's securities portfolio inclusive of treasury bills presented in money market investments on the Group's balance sheet (see Note 9 to the U.S. GAAP Financial Statements). In preparing the U.S. GAAP Financial Statements, the Group classified its securities as required by U.S. GAAP according to the following categories: trading, AFS and held-to-maturity ("HTM").

        The Group holds a significant amount of Greek government bonds. The market and book value of these bonds held by the Group (which includes securities held in our trading, AFS and HTM portfolios) on December 31, 2010 was EUR 9.9 billion and EUR 10.9 billion respectively. The book value of Greek government bonds represents 9.2% of assets and 127.9% of total permanent equity.

        Furthermore, on December 31, 2010, the Group held debt securities rated AAA (or equivalent), issued by Germany, France, Austria and the European Investment Bank (classified as trading, AFS, or HTM) with a market and book value of EUR 203.6 million and EUR 195.6 million respectively, and through its subsidiary Finansbank, held securities issued by the Republic of Turkey (classified as trading or AFS) with a market (and book) value of EUR 3.3 billion.

        Other than Greek government and securities issued by the Republic of Turkey, no other single issuer accounts for over 10% of the Group's equity.

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

        The following table sets forth the cost and fair value of each type of the Group's debt and equity assets held for trading on December 31, 2008, 2009 and 2010:

	Year ended December 31,
	2008		2009		2010
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(EUR in thousands)
Trading Account Securities
Greek government bonds	971,181	956,126	2,100,714	2,070,858	7,333	4,964
Debt securities issued by other governments and public sector entities	809,151	822,742	182,122	194,986	183,294	177,333
Debt securities issued by Greek financial institutions incorporated in Greece	16,224	14,949	180,898	175,933	32,424	29,620
Debt securities issued by foreign financial institutions	67,553	47,864	403,939	344,022	462,197	398,845
Equity securities issued by companies incorporated in Greece	6,775	4,488	28,414	29,692	4,506	6,082
Equity securities issued by foreign companies	6,474	3,679	6,385	7,682	10,794	10,272
Other	218,051	206,741	340,258	344,567	145,496	147,258

Total	2,095,409	2,056,589	3,242,730	3,167,740	846,044	774,374

        The following table sets forth the amortized cost and fair value as well as gross unrealized gains and losses of each type of the Group's available-for-sale and held-to-maturity securities at December 31, 2008, 2009 and 2010:

	Year ended December 31,
	2008				2009				2010
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(EUR in thousands)
Available-for-sale securities
Greek government bonds	7,671,181	11,916	(443,715)	7,239,382	9,945,165	20,264	(661,831)	9,303,598	10,448,865	—	(3,020,542)	7,428,323
Debt securities issued by other governments and public sector entities	2,622,413	25,422	(43,982)	2,603,853	3,195,125	64,961	(37,636)	3,222,450	3,671,148	92,991	(3,433)	3,760,706
Corporate debt securities issued by companies incorporated in Greece	318,654	242	(45,465)	273,431	924,228	4,159	(73,897)	854,490	1,381,722	3	(272,516)	1,109,209
Corporate debt securities issued by companies incorporated outside Greece	1,691,506	1,014	(328,337)	1,364,183	1,587,378	22,443	(92,964)	1,516,857	1,414,465	66,649	(58,822)	1,422,292
Equity securities issued by companies incorporated in Greece	353,372	25	(192,215)	161,182	221,689	957	(1,636)	221,010	145,444	1,535	(483)	146,496
Equity securities issued by companies incorporated outside Greece	101,764	4,625	(3,079)	103,310	44,542	6,030	(1,699)	48,873	145,022	4,394	(2,918)	146,498
Mutual fund units	579,724	1,355	(75,579)	505,500	588,759	4,068	(19,409)	573,418	510,566	6,296	(17,516)	499,346

Total available-for-sale securities	13,338,614	44,599	(1,132,372)	12,250,841	16,506,886	122,882	(889,072)	15,740,696	17,717,232	171,868	(3,376,230)	14,512,870

Held-to-maturity securities
Greek government bonds	34,209	—	(4,191)	30,018	34,389	—	(6,251)	28,138	3,501,126	—	(991,075)	2,510,051
Debt securities issued by other governments and public sector entities	61,458	7,648	—	69,106	60,214	6,827	—	67,041	105,671	8,263	(2,161)	111,773
Corporate debt securities issued by companies incorporated outside Greece	34,881	—	(1,086)	33,795	5,001	14	—	5,015	5,000	—	—	5,000

Total held-to-maturity securities	130,548	7,648	(5,277)	132,919	99,604	6,841	(6,251)	100,194	3,611,797	8,263	(993,236)	2,626,824

        As of December 31, 2009 and 2010, the Group did not hold any U.S. federal debt securities.

        Excluded from the unrecognized losses presented in the table above relating to the held to maturity securities, as at December 31, 2010 are EUR 171.0 million unrealized losses, which relate to the unamortized balance of the unrealized losses (before tax) that have been recorded in OCI prior to the reclassification in 2010 of certain held to maturity securities from available for sale.

	Year ended December 31, 2010
	Within one year or less			After one year through five years			After five years through ten years			After ten years
	Amortized Cost	Weighted average yield	Fair Value	Amortized Cost	Weighted average yield	Fair Value	Amortized Cost	Weighted average yield	Fair Value	Amortized Cost	Weighted average yield	Fair Value
	(EUR in thousands, except percentages)
Trading account debt securities:
Greek government and agencies	807	5.93%	777	2,324	6.78%	1,766	2,480	9.15%	1,683	1,722	7.88%	738
Debt securities issued by other governments and public sector entities	59,569	8.50%	60,308	61,980	5.23%	61,743	33,522	3.08%	33,688	28,223	5.44%	21,594
Debt securities issued by Greek financial institutions	7,011	6.68%	6,911	24,329	5.71%	22,370	—	0.00%	—	1,084	3.14%	339
Debt securities issued by foreign financial institutions	6,998	4.75%	7,019	267,220	3.89%	254,999	163,279	3.11%	127,209	24,700	0.00%	9,618
Corporate debt securities issued by Greek companies	—	0.00%	—	19,044	4.15%	16,956	—	0.00%	—	—	0.00%	—
Corporate debt securities issued by foreign companies	5,272	5.07%	5,311	68,712	2.96%	70,405	32,889	5.16%	34,732	—	0.00%	—

Total trading account debt securities	79,657	7.76%	80,326	443,609	4.06%	428,239	232,170	3.46%	197,312	55,729	3.06%	32,289

Available-for-sale debt securities:
Greek government and agencies	688,479	5.64%	678,889	3,096,621	6.93%	2,544,741	3,031,590	6.18%	1,985,776	3,632,175	4.53%	2,218,917
Debt securities issued by other governments and public sector entities	89,808	6.39%	90,601	2,218,580	7.06%	2,284,704	1,184,448	5.96%	1,197,958	178,312	5.32%	187,443
Corporate debt securities issued by companies incorporated in Greece	460,029	4.48%	448,287	545,267	4.92%	476,709	125,626	2.57%	70,794	250,800	3.76%	113,419
Corporate debt securities issued by companies incorporated outside Greece	65,328	4.87%	65,679	610,861	4.89%	637,567	563,904	3.91%	565,674	174,372	5.11%	153,372

Total available-for-sale debt securities	1,303,644	5.25%	1,283,456	6,471,329	6.61%	5,943,721	4,905,568	5.77%	3,820,202	4,235,659	4.55%	2,673,151

Held-to-maturity securities:
Greek government and agencies	167,444	6.39%	163,820	1,322,672	4.87%	1,079,862	1,925,197	2.34%	1,209,743	85,813	5.17%	56,626
Debt securities issued by other governments and public sector entities	—	0.00%	—	24,282	15.30%	24,623	21,355	9.44%	19,194	60,034	4.93%	67,956
Corporate debt securities issued by companies incorporated outside Greece	5,000	2.22%	5,000	—	0.00%	—	—	0.00%	—	—	0.00%	—

Total held-to-maturity debt securities	172,444	6.27%	168,820	1,346,954	5.11%	1,104,485	1,946,552	2.45%	1,228,937	145,847	5.04%	124,582

  Loan Portfolio

        As at December 31, 2010, the amount of the Group's total outstanding loans net of allowance for loan losses equaled EUR 75,863 million. The Group's loan portfolio net of unearned income consists of approximately 48.0% consumer and 52.0% commercial loans (see Note 14 to the U.S. GAAP Financial Statements). Approximately 68.1% of the Group's loan portfolio net of unearned income was to Greek residents as at December 31, 2010.

        Loans by Type of Customer:    The Group offers a wide range of credit instruments to domestic and foreign businesses as well as to Greek government-related entities and individuals, including letters of credit and long-term and short-term loans.

        The following table provides details of loans to customers made by the Group, classified by type of loan, the borrower's principal economic activity, as well as the breakdown of loans to Greek and foreign residents as at December 31, 2006, 2007, 2008, 2009 and 2010.

	Year ended December 31,
	2006	2007	2008	2009	2010
	(EUR in thousands)
Greek residents:
Consumer:
Residential mortgages	13,318,430	15,675,911	17,772,186	19,411,436	19,544,275
Credit card	1,505,203	1,543,832	1,722,520	1,913,804	1,773,156
Auto financing	250,747	181,973	250,130	433,563	405,734
Other consumer	2,957,806	3,878,343	4,622,064	4,890,722	4,852,444

Total	18,032,186	21,280,059	24,366,900	26,649,525	26,575,609

Commercial:
Industry and mining	2,640,360	3,150,111	3,431,239	3,471,756	3,675,468
Small-scale industry	1,027,183	1,353,943	1,857,602	2,066,500	2,090,239
Trade	4,079,807	5,067,392	7,290,620	8,280,514	7,788,532
Construction	556,814	736,584	1,216,237	1,252,555	1,226,936
Tourism	261,679	169,937	312,513	493,206	484,394
Shipping and transportation	1,047,846	1,204,350	1,882,210	1,876,137	2,152,631
Commercial mortgage	530,229	678,880	832,593	925,085	880,697
Public sector	1,465,205	1,814,646	8,101,757	8,522,357	8,860,862
Other	2,507,644	1,906,747	647,654	421,479	247,319

Total	14,116,767	16,082,590	25,572,425	27,309,589	27,407,078

Total Greek residents loans	32,148,953	37,362,649	49,939,325	53,959,114	53,982,687
Unearned income	25,097	53,600	(187,135)	(28,711)	(58,824)

Total Greek residents loans net of unearned income	32,174,050	37,416,249	49,752,190	53,930,403	53,923,863

        In August 2005, the Bank entered into an agreement with the Greek State relating to a hybrid financial instrument consisting of a loan with an embedded derivative issued at a cost of EUR 5,125,250 thousand with original maturity in September 2037. The embedded derivative would normally have to be bifurcated, but, instead, the Group elected to account for the combined instrument at fair value under applicable guidance. On December 30, 2008 that instrument was settled and a new loan was recognized at a fair value of EUR 5.4 billion. Thus, since December 31, 2008, the Bank has on its balance sheet under the line item Commercial loans—Public sector an amortizing loan with a fixed rate interest and a final maturity in September 2037. The carrying amount of this loan as at December 31, 2010, was EUR 5.3 billion. The agreement with the Hellenic Republic relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a separate derivative.

	Year ended December 31,
	2006	2007	2008	2009	2010
	(EUR in thousands)
Foreign:
Consumer:
Residential mortgages	1,559,995	2,814,814	3,466,936	3,841,014	4,725,702
Credit card	991,816	1,645,264	1,844,527	2,403,912	3,503,593
Auto financing	263,342	340,841	319,705	263,254	205,996
Other consumer	1,202,391	1,958,759	2,445,982	2,680,275	3,084,471

Total	4,017,544	6,759,678	8,077,150	9,188,455	11,519,762

Commercial:
Industry and mining	842,849	1,271,942	2,237,964	2,653,578	2,974,037
Small-scale industry	867,621	1,528,069	1,802,722	1,663,914	1,449,556
Trade	989,898	1,465,008	2,279,365	3,412,668	3,784,789
Construction	878,824	1,439,452	1,776,701	1,461,677	1,597,771
Tourism	327,866	387,607	423,302	335,369	396,622
Shipping and transportation	638,039	462,110	593,026	676,727	780,670
Commercial mortgage	113,982	113,046	1,260,464	613,213	700,715
Public sector	4,695	1,414	120,290	383,686	392,521
Other	3,023,958	4,922,183	2,417,140	1,697,936	1,707,828

Total	7,687,732	11,590,831	12,910,974	12,898,768	13,784,509

Total foreign loans	11,705,276	18,350,509	20,988,124	22,087,223	25,304,271
Unearned income	(122,483)	(206,266)	(273,270)	(183,722)	(189,694)

Total foreign loans net of unearned income	11,582,793	18,144,243	20,714,854	21,903,501	25,114,577

Total foreign loans net of unearned income	43,756,843	55,560,492	70,467,044	75,833,904	79,038,440
Less: Allowance for loan losses	(1,224,757)	(1,132,952)	(1,232,626)	(2,065,178)	(3,175,405)

Total foreign net loans net of unearned income	42,532,086	54,427,540	69,234,418	73,768,726	75,863,035

        A brief description of the type of loan classifications included in the above analysis is as follows.

        Residential mortgages consist primarily of fixed rate and floating rate loans collateralized by first-ranking security interests in owner-occupied dwellings including houses and condominiums. These loans are nearly all secured by pre-notation which is less expensive and easier to record than mortgages. See, below in Item 4.E, "Selected Statistical Data—Credit Quality and Risk Management—Credit Quality—Risk Management—Loan Approval Process". Greek government-subsidized mortgage loans are offered by the Group to domestic borrowers who meet certain criteria.

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

        The following table provides details of loans to customers made by the Group by maturity, classified by type of loan, the borrower's principal economic activity, as well as the breakdown of loans to Greek and foreign residents as at December 31, 2010.

	Year ended December 31, 2010
	Within one year or less	After one year through five years	After five years	Total
	(EUR in thousands)
Greek Residents:
Consumer:
Residential mortgages	2,395,384	4,136,588	13,012,303	19,544,275
Credit card	1,773,156			1,773,156
Auto financing	132,480	255,629	17,625	405,734
Other consumer	2,043,002	2,154,092	655,350	4,852,444

Total	6,344,022	6,546,309	13,685,278	26,575,609

Commercial:
Industry and mining	1,943,443	1,444,867	287,158	3,675,468
Small-scale industry	1,119,224	827,289	143,726	2,090,239
Trade	4,049,759	3,025,721	713,052	7,788,532
Construction	588,501	500,731	137,704	1,226,936
Tourism	222,828	232,134	29,432	484,394
Shipping and transportation	293,795	532,283	1,326,553	2,152,631
Commercial mortgages	67,560	193,230	619,907	880,697
Public sector	930,176	2,313,799	5,616,887	8,860,862
Other	127,699	99,280	20,340	247,319

Total	9,342,985	9,169,334	8,894,759	27,407,078

Total Greek residents loans	15,687,007	15,715,643	22,580,037	53,982,687

Foreign:
Consumer:
Residential mortgages	165,865	1,577,586	2,982,251	4,725,702
Credit card	3,181,802	308,923	12,868	3,503,593
Auto financing	50,345	151,867	3,784	205,996
Other consumer	739,263	1,415,767	929,441	3,084,471

Total	4,137,275	3,454,143	3,928,344	11,519,762

Commercial:
Industry and mining	1,496,689	982,237	495,111	2,974,037
Small-scale industry	933,313	297,352	218,891	1,449,556
Trade	2,236,348	912,894	635,547	3,784,789
Construction	581,156	451,973	564,642	1,597,771
Tourism	106,632	172,654	117,336	396,622
Shipping and transportation	359,013	292,206	129,451	780,670
Commercial mortgages	183,172	291,079	226,464	700,715
Public sector	117,309	127,522	147,690	392,521
Other	343,150	907,557	457,121	1,707,828

Total	6,356,782	4,435,474	2,992,253	13,784,509

Total foreign loans	10,494,057	7,889,617	6,920,597	25,304,271
Unearned income	(121,269)	(72,166)	(55,083)	(248,518)

Loans, net of unearned income	26,059,795	23,533,094	29,445,551	79,038,440
Less: Allowance for loan losses	(3,175,405)	—	—	(3,175,405)

Total net loans	22,884,390	23,533,094	29,445,551	75,863,035

        Out of the Group's loans outstanding at December 31, 2010 that are due after one year, EUR 16.3 billion had fixed interest rates while EUR 36.7 billion had floating interest rates.

Foreign Country Outstanding Loans

        The Group's foreign country outstanding loans, representing specific country risk, are extended primarily by the Group's foreign branches and banking subsidiaries. The Bank's Greek and London operations also provide loans customarily made in U.S. dollars to the shipping industry, as well as loans denominated in other currencies as requested by customers. The Group's most significant exposure to foreign countries for the year ended December 31, 2008 was to the United Kingdom, Serbia, Turkey, Bulgaria and Romania, for the year ended December 31, 2009 to the United Kingdom, Cyprus, Turkey, Bulgaria and Romania and for the year ended December 31, 2010 to the United Kingdom, Turkey, Bulgaria and Romania. These foreign country outstanding loans represent additional economic and political risks. For additional information on the macroeconomic and political risks from operating in Turkey, as well as for the risks of conducting significant international activities and expanding in emerging markets, see Item 3.D, "Risk Factors".

        The tables below show the amount of foreign country outstandings as at December 31, 2008, 2009 and 2010 in each foreign country where such outstandings exceeded 1% of the Group's total assets.

	Year ended December 31, 2008
	Country
	United Kingdom	Serbia	Turkey	Bulgaria	Romania
	(EUR in thousands)
Loans	460,075	775,658	10,155,023	4,127,172	2,375,986
Interest bearing deposits with banks	144,535	451	138,823	2,225	92,151
Other investments	739,172	27,605	2,236,406	133,621	48,987
Other monetary assets	144,903	306,922	720,090	317,285	664,245

Total	1,488,685	1,110,636	13,250,342	4,580,303	3,181,369

	Year ended December 31, 2009
	Country
	United Kingdom	Cyprus	Turkey	Bulgaria	Romania
	(EUR in thousands)
Loans	651,054	838,216	11,220,770	4,002,291	2,308,077
Interest bearing deposits with banks	207,751	6,596	148,376	10,812	183,186
Other investments	574,368	429,013	2,746,873	130,073	209,594
Other monetary assets	7,412	19,680	831,975	587,642	374,946

Total	1,440,585	1,293,505	14,947,994	4,730,818	3,075,803

	Year ended December 31, 2010
	Country
	Turkey	Bulgaria	Romania	United Kingdom
	(EUR in thousands)
Loans	14,814,582	3,622,065	2,288,745	615,777
Interest bearing deposits with banks	73,375	27	17,604	142,347
Other investments	3,607,932	130,035	187,441	465,519
Other monetary assets	1,161,641	660,693	272,696	51,360

Total	19,657,530	4,412,820	2,766,486	1,275,003

        The table below shows the amount of foreign country loans, excluding unearned income, by type of borrower for countries where the Group's exposure exceeded 1% of total assets at December 31, 2008, 2009 and 2010.

	Year ended December 31, 2008
	Country
	Turkey	Bulgaria	Romania	Serbia	United Kingdom
	(EUR in thousands)
Consumer:
Residential mortgages	1,917,339	688,539	457,251	72,455	35
Credit card	1,624,951	141,191	5,528	27,446	—
Auto financing	208,460	41,649	25,960	6,959	—
Other consumer	699,647	719,686	540,938	180,249	114

Total	4,450,397	1,591,065	1,029,677	287,109	149

Commercial:
Industry and mining	1,134,493	341,665	223,642	72,291	10,538
Small-scale industry	1,327,168	400,306	32,686	35,212	—
Trade	657,282	615,789	397,978	122,701	29,249
Construction	440,083	622,917	455,855	55,803	77,211
Tourism	229,282	104,989	22,599	3,358	42
Shipping and transportation	239,443	160,370	64,460	22,788	1
Mortgages	1,141,436	—	51,605	—	26,451
Public sector	—	737	—	—	—
Other	657,600	376,124	151,935	186,259	316,432

Total	5,826,787	2,622,897	1,400,760	498,412	459,924

Total loans	10,277,184	4,213,962	2,430,437	785,521	460,073

	Year ended December 31, 2009
	Country
	Turkey	Bulgaria	Romania	Cyprus	United Kingdom
	(EUR in thousands)
Consumer:
Residential mortgages	2,274,690	690,094	456,386	92,982	34
Credit card	2,193,471	136,163	4,615	5,086	—
Auto financing	164,985	39,475	17,517	3,803	—
Other consumer	1,104,242	663,447	466,467	41,718	114

Total	5,737,388	1,529,179	944,985	143,589	148

Commercial:
Industry and mining	1,324,098	326,520	193,733	136,560	320,722
Small-scale industry	1,111,217	377,973	32,679	—	—
Trade	1,892,706	591,390	308,071	195,293	71,036
Construction	360,861	612,377	147,207	164,085	82,661
Tourism	160,456	94,332	31,153	30,921	234
Shipping and transportation	300,973	189,825	52,207	48,051	—
Mortgages	18,419	20,290	460,186	—	30,182
Public sector	—	6,430	80,000	52,393	—
Other	388,539	310,401	101,122	67,324	146,071

Total	5,557,269	2,529,538	1,406,358	694,627	650,906

Total loans	11,294,657	4,058,717	2,351,343	838,216	651,054

	Year ended December 31, 2010
	Country
	Turkey	Bulgaria	Romania	United Kingdom
	(EUR in thousands)
Consumer:
Residential mortgages	3,004,096	678,601	582,446	14
Credit card	3,323,439	116,014	4,904	—
Auto financing	120,970	33,429	14,103	—
Other consumer	1,620,372	607,858	411,690	125

Total	8,068,877	1,435,902	1,013,143	139

Commercial:
Industry and mining	1,748,652	311,033	174,174	269,789
Small-scale industry	962,745	316,072	25,968	—
Trade	2,350,663	536,771	261,851	79,049
Construction	497,569	552,772	165,343	85,345
Tourism	242,611	75,264	38,570	261
Shipping and transportation	428,690	149,744	44,213	—
Mortgages	126,303	20,781	432,451	33,834
Public sector	—	7,856	80,000	—
Other	495,932	259,800	83,954	147,361

Total	6,853,165	2,230,093	1,306,524	615,639

Total loans	14,922,042	3,665,995	2,319,667	615,778

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

        Credit extensions are based on credit proposals prepared by Corporate Banking and submitted for approval as appropriate. The approval level primarily depends on the total amount of proposed facilities, tenor, the classification of the obligor and the sector. All credit extensions are subject to the approval of authorized Credit Division members or the Chief Credit Risk Officer.

        There are 11 levels of credit approval authority as follows:

  •
  level 1:  For credit facilities over EUR 500 million, as well as for credit facilities over EUR 200 million for customers of the Bank's subsidiaries outside of Greece, approval authority is granted to the Bank's Executive Committee, the members of which are appointed by the Board of Directors;

  •
  level 2:  For credit facilities over EUR 100 million and up to EUR 500 million, approval authority is granted to the Bank's Credit Committee—"Level B". The members of this committee are the appointed Deputy CEO, the Chief Credit Risk Officer, and the members of the Credit Committee—"Level A";

  •
  level 3:  For credit facilities over EUR 20 million and up to EUR 100 million, the approval authority is granted to the Bank's Credit Committee—"Level A". Members of this Committee are the General Manager of Corporate Banking, the Deputy General Manager of Corporate Banking, the Credit Division Manager and the Manager of the Non Performing Loans Division;

  •
  level 4:  For credit facilities over EUR 12 million and up to EUR 20 million, approval authority is granted to the General Manager of Corporate Banking and the Credit Division Manager; and

  •
  levels 5-11:  For credit facilities up to EUR 12 million, approval authority is granted to a combination of Corporate Banking and Credit Division officers.

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

        The development of portfolio models also allows our Group Risk Control and Architecture Division ("GRCAD") to calculate, evaluate and monitor expected and unexpected losses for all portfolio asset classes and segments. For more information on GRCAD, see Item 5.B, "Liquidity and Capital Resources—Risk Management Governance—Group Risk Management".

  Mortgage Loans

        A large proportion of our mortgage portfolio, approximately 39% in accounts and 23% in balances, is either guaranteed or subsidized by the Hellenic Republic, improving the overall risk profile of the Bank.

        All mortgage applications are rated using a bespoke application scorecard and a behavioral model which further enhances the credit decision. The application scorecard takes into account the applicant's demographics, income, employment, credit history and relationship with the Bank. The applicant's payment-to-income ratio as well as the value of collateral are also taken into account. The applicant needs to score above a certain threshold in order for his application to be approved. In addition, a bureau score is utilized which assesses the credit risk of a potential client throughout the banking system.

        The maximum loan amount does not usually exceed 75% of the asset's market value; however it may in some instances reach up to 85% depending on various factors and specific circumstances including, among other variables, the applicant's credit profile, type of ownership, location of the asset and type of financed property.

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

  Consumer Loans—Credit Cards

        For personal loans and credit cards, the credit approval process is carried out through the use of bespoke credit scorecards, developed on the basis of historical data. These are used for the review of applications to ensure effective and accurate decision-making. Sophisticated statistical methods are subsequently implemented to determine pricing and risk/return ratios. Furthermore, a behavioral model is used in the decision-making and line increase process as well as for strategic marketing.

        The aforementioned behavioral scoring models are combined to produce a Bank Customer Rating regardless of specific sub-products.

        The GRCAD produces, among other reports, ageing analyses by period of disbursement, issuing channel, and product type for various delinquency definitions. Exposures are pooled by application score and delinquency bucket to produce estimates of default probabilities. Consumer loans are generally not collateralized, with the exception of car loans.

  Lending to SMEs

        The SME Division has created small business credit centers in Athens, Thessaloniki and Patras in order to standardize lending criteria. These credit centers handle all of the Bank's credit applications, whether from entrepreneurs or SMEs.

        The credit centers are staffed by lending teams under the supervision of a team leader. Credit underwriters use a decision support model to assist in their credit decisions when reviewing and making credit decisions on applications forwarded by branches. An internal rating model is also used for the credit evaluation of loan requests. This model further improves the quality of decisions and reduces the time required for the credit granting process. In addition, an, internally developed, behavioral scoring model has been implemented and utilized. Its scope is to continually assess repayment behavior and performance and to further enhance the quality of credit decisions regarding to the existing portfolio. Finally, the Bank is currently participating in the development of a Bureau Score tailored specifically for SME credit. This new model will be used in a two-fold manner, as a parameter in credit decisions and for purposes of benchmarking.

        There are four credit approval authority levels applicable to SME lending. However, SME credit exposures above EUR 5.0 million and up to EUR 7.5 million must also be approved by the Group Retail Credit Manager while SME credit exposures in excess of EUR 7.5 million have to be approved jointly by the Group Credit Risk Officer and the Deputy General Manager of Retail Banking.

  Finansbank

        Finansbank follows credit procedures similar to those used by the Bank, from approval to remedial management, follow-up and implementation. The Credit Department approves loans within the framework of its policy and ensures the collectability of the loan through receipt of proper security.

        Finansbank's Board of Directors has the right to grant loans within the limits set by Turkish Banking Law and may assign its credit-granting authority to the Credit Committee and Finansbank head office up to 10% and 1% of capital, respectively. Finansbank's head office may delegate this credit-granting authority in its units, regional offices and branches. Finansbank's head office and regions are currently empowered to approve exposures up to TL 50 million.

        Loans between TL 50 million and TL 300 million are approved by the Credit Committee, which consists of the General Manager and four members of the Finansbank Board of Directors.

        Extensions of credit in excess of TL 300 million are approved by the Board of Directors.

  United Bulgarian Bank

        The Bank has created Risk Rating Systems in order to improve the ability to measure, manage and approve credit risk and also to use the Internal Rating Approach for the calculation of capital requirements against credit risk. According to the Group's Credit Policy, all obligors of the Corporate Banking Portfolio are rated on a 22-grade scale using calibrated and validated rating systems with each grade corresponding to a probability of default ("PD"). The rating as well as the credit proposal are based on both quantitative and qualitative data that is validated and reviewed by the responsible approval parties based on the following authorization levels that depend on the size of the aggregate exposure of the borrower:

  •
  tier 1:  For credit risks exceeding 10% of UBB's own funds, up to the statutory maximum of 25% of UBB's own funds, the competent body for approval is UBB's Board of Directors. The approval must be unanimous if the discussed credit risk exceeds 15% of UBB's equity. A condition for the approval by the Board of Directors is the prior approval of the same risks by NBG's International Corporate Credit Committee;

  •
  tier 2:  For credit risks up to EUR 25 million the competent body is the Bank's Executive Credit Committee (ECC), which consists of UBB's CEO, Executive Manager of Corporate and Business Banking, Country Risk Manager, Executive Manager Corporate Banking, Head of Risk Management, Head of NBG's Group International Credit Division and a Representative of NBG International, appointed by the NBG General Manager of International Activities;

  •
  tier 3:  For credit risks up to EUR 5 million, the competent body is UBB's Credit Committee, which consists of UBB's CEO, Executive Manager of Corporate and Business Banking, Executive Manager Corporate Banking and Country Risk Manager;

  •
  tier 4:  For credit risks up to EUR 1 million, the competent body is UBB's Intermediate Credit Committee ("ICC"), which consists of the Executive Manager of Corporate & Business Banking, Head of the Risk Management Credit Department, Head of the Corporate Banking Division, Head of the Large Corporate Clients Department, Head of the Small and Medium and International Programs Department;

  •
  tier 5:  Credit risks up to EUR 0.25 million are approved by UBB's Manager of the competent Business Department, the Service Unit Leader (Underwriting Manager), the Underwriting Team Leader and the Corporate Credit Risk Unit Manager; and

  •
  tiers 6-8:  Credits risks lower than EUR 0.125 million are approved by appointed Risk Management Credit Department and Corporate Banking officers; three levels (6-8) are defined depending on the extent of the credit risk (up to EUR 0.125 million, EUR 0.05 million and EUR 0.025 million). UBB's Risk Management Committee approved an exception on September 30, 2009, providing that until December 31, 2010 for level 6 and until September 30, 2011 for levels 7-8 the Risk Management Division (Credit Department) does not participate in the decision.

  Banca Romaneasca

        In alignment with Group Policy, Banca Romaneasca has established customer rates based on a Risk Rating System that is related to the probability of default on the part of the obligor and exclusively reflects the obligor's creditworthiness.

        The credit approval system for lending depends on the total aggregate exposure of a client or a group of related/connected clients. Proposals for the establishment of a new or the increase or renewal of an approved credit facilities framework are prepared by Business Divisions and submitted for approval to the responsible Credit Approving Body.

        The Commercial Level Committee has the authorization to approve credit lines for a client or a group of connected clients up to a maximum of EUR 300,000; the approval is given by the Executive Director of Corporate Banking, the Head and Deputy Head of the Commercial Division and the Risk Executive Director.

        The Head Office Sub Credit Committee approves any corporate credit exposure to a client or a group of connected clients between EUR 300,001 and EUR 1.5 million. The approval is given by the bank's Senior Risk Advisor, the Executive Director of Corporate Banking and the Risk Executive Director.

        The Head Office Credit Committee approves corporate loans for which the total aggregate exposure to a client or a group of connected clients with respect to credit lines, guarantees and other loan operations is between EUR 1,500,001 and up to EUR 25 million. The approval is given by the General Manager, the Senior Risk Advisor, the Executive Director of Corporate Banking and the Risk Executive Director. For exposures above EUR 7 million and up to EUR 25 million the additional approval of the Head of NBG Group International Credit Division and the Deputy General Manager of NBG International Activities is required.

        Banca Romaneasca's Executive Committee approves corporate loans for which the total aggregate exposure to a client or a group of connected clients with respect to credit lines, guarantees and other loan operations is up to the Legal Lending Limit allowed. The approval is given by the bank's General Manager, the Deputy General Manager and the Chief Financial Officer. For exposures above EUR 25 million and up to EUR 200 million, the additional approval of the NBG International Corporate Credit Committee is required. For exposures above EUR 200 million up to the Legal Lending Limit allowed, the additional approval of the NBG Senior Credit Committee is required.

        As regards retail lending, unsecured loans are approved based on the gross exposure to a group of connected clients for the following types of facilities: up to EUR 10,000, approval authority is given to the Retail Credit Center; between EUR 10,000 and EUR 20,000, approval is given by the Head of Retail Products and Segments Division and the Retail Credit Risk Manager; above EUR 20,001, approval is given by the Risk Executive Director and the Retail Executive Director.

        Consumer loans secured with mortgage and mortgage loans are approved based on the gross exposure to a group of connected clients as follows: up to EUR 60,000, approval authority is given to the Retail Credit Center; between EUR 60,001 and up to EUR 150,000, approval is given by the Head of Retail Products and Segments Division and the Retail Credit Risk Manager; between EUR 150,001 and up to EUR 200,000, the approval is at the level of the Risk Executive Director and Retail Executive Director; retail loans related to exposure to a group of connected clients between EUR 200,001 and up to EUR 7.0 million are approved by the Head Office Credit Committee; and retail loans related to exposures to a group of connected clients exceeding EUR 7.0 million up to the legal lending limit are approved by the Executive Committee.

        Any transaction which leads to registering or to writing off an exposure to a related party, which exceeds 10% of the bank own funds as well as any similar transaction bearing such an exceptional risk, will be carried out only with the prior approval of the Executive Committee and the Board of Directors.

  Stopanska Banka

        Stopanska Banka has adopted a five-tiered credit approval system for lending to companies, depending on the size of the loan. The Small Banking Business Committee approves loans for which the cumulative exposure of Stopanska Banka to a single client does not exceed EUR 100,000. The Commercial Clients Credit Committee approves loans for which the cumulative exposure of Stopanska Banka to a single client is between EUR 100,000 and EUR 500,000. The Credit Committee approves loans for which the cumulative exposure of Stopanska Banka to a single client is between EUR 500,000 and EUR 3.0 million. The Executive Corporate Credit Committee must approve any credit exposure to a single subject in the amount between EUR 3.0 million and EUR 10.0 million. All financing that exceeds 10% of the Regulatory Capital of Stopanska Banka are approved by Stopanska Banka's Supervisory Board.

  Vojvodjanska

        Vojvodjanska follows an eight tiered credit approval system for all loans granted since February 6, 2008. This approval system is currently under revision by NBG Group and will be made more stringent in the near future. All credit approvals, as well as any other decisions that involve credit risk require the approval of an authorized person from Risk Management at the Bank or Group level.

        Vojvodjanska's Executive Board approves credit exposures up to EUR 10 million. For credit exposures up to EUR 1 million, credit approvals can be granted unanimously and only with the approval of the Country Risk Manager. All approvals for cross-border financing must be notified quarterly to the Group Credit Division. The Executive Board has the authority to approve credit exposures of a tenor up to 10 years, to approve, for groups under its responsibility, discounts on the approved table of commissions/fees up to 90% and, for non-performing loans, forgiveness of up to 40% of the claim (principal, plus expenses, accrued and non-accrued interest), settlements/reschedulings with a tenor of up to 10 years and decrease of the applicable interest for settlements/reschedulings up to 100%. For credit exposures in the range of EUR 1 million to EUR 10 million, credit approvals can be granted unanimously and only with the approval of the Group Credit Division representative.

        The Board of Directors approves credit exposures beyond the limits of the other decision-making bodies and up to the maximum amount per group permitted by the regulations in the Republic of Serbia, provided that the Group International Corporate Credit Committee has previously approved any proposed exposure over the amount of EUR 10 million. The Board of Directors also has the authority to approve:

  •
  exposures to political parties, legal entities affiliated to Vojvodjanska and the media; and

  •
  discounts on the approved table of commissions/fees up to 100%.

  NBG Cyprus

        NBG Cyprus enforced its risk management policies and processes. Credit proposals up to EUR 6 million on individual or group basis (for large corporates, SMEs and Retail customers), are presented for approval to Credit Committees (members are the bank management officers). Credit proposals exceeding EUR 6 million require the approval of the members of the three-level Executive Credit Committees, in which two or three NBG Group executives are included (with one of them in the chair).

  SABA

        The loan approval process at SABA is centralized in the Credit Risk Department located at SABA's head office. Credit managers are mandated at different levels, with higher level facilities being considered by a Local Credit Committee. Facility requests that exceed the country mandate are considered by a Senior Credit Committee on the basis of a recommendation from the Local Credit Committee.

Risk Management—Credit Review Policies

        The Group has implemented a systematic control and monitoring of credit risk whereby the Bank and each of its subsidiaries conduct the credit risk process separately. The Group Risk Management Division coordinates each of the credit risk procedures established by Group subsidiaries. For further information concerning the Group Risk Management Division, see Item 5.B, "Liquidity and Capital Resources—Asset/Liability, Internal Audit and Risk Management—Group Risk Management".

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

        The Bank uses a number of obligor rating systems, assigning a borrower rating to each Corporate Banking Portfolio customer. This rating is based on quantitative and qualitative criteria. Additionally, the Bank's and its subsidiaries' rating systems considers the borrower's industry risk and relative position within its peer group. As the Group gradually complies with Basel II Internal Ratings Based methods, corporate borrower ratings are mapped to probabilities of default in order to estimate specific expected loss per obligor.

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

  Credit Review, Management and Control in Retail Banking

        The Bank has completed its estimation of key credit risk measurement variables, including probability of default, loss given default and exposure at default for all retail portfolios. Simultaneously, new credit risk management and rating systems for consumer credit and SMEs were completed and expected loss is estimated internally for these portfolios.

        The Retail Banking Collection Division holds the responsibility of monitoring and collecting past due amounts for all retail portfolios and focuses on reducing delinquency rates, facilitating early awareness of defaulted loans, ensuring proactive remedial management and reducing costs to maximize overall profitability.

  Finansbank

        The Credit Policies Committees and Credit Divisions are responsible for managing the credit risk of Finansbank. The total limit amount which is imposed on debtors individually or as a group is determined according to the size of the loan and the assessment of different allocation parties in Finansbank. In addition to a total limit, Finansbank also has product base limits.

        The creditworthiness of the debtors of Finansbank is continuously monitored as long as the credit relation exists. Updated financial statements and intelligence are periodically collected by credit departments. The limits for loan customers are revised periodically based on the most recent information available. Finansbank analyzes the creditworthiness of the customers and requires collaterals within the framework of its credit policies.

        Finansbank has control limits over the positions of forward transactions, options and other similar agreements. The credit risks arising from these instruments are managed together with the risks resulting from market fluctuations. Finansbank monitors regularly risks of forward transactions, options and other similar agreements and reduces the risk if necessary. Indemnified non-cash loans are weighted in the same risk group with the non-performing loans. Restructured and rescheduled loans are monitored by Finansbank according to its Credit Risk Policy. The financial position and commercial activities of a customer are continuously analyzed and the principal and interest payments of rescheduled loans are monitored by the related departments. Grades for companies having restructured and rescheduled loans are updated based on the analysis and credit performance of the company.

        Finansbank has formed internal scoring and rating systems by using statistical methods to follow the creditworthiness of customers. These systems classify customers according to their default risk from highest to lowest degree. Internal scoring systems are used effectively to allocate loans, to monitor loan portfolio quality, and to take the necessary actions. The chosen scoring and rating methodologies for corporate customers are based on the size of the company. For different types of retail products, various application and behavioral scorecards are used for assessing the creditworthiness of the customers. The predictive powers of those models are monitored regularly in line with globally accepted techniques and methodologies. Finansbank's rating and scoring systems do not cover guarantees and collaterals received for loans. The rating and scoring systems are used to estimate expected default rate of the customers. The final recoveries on defaulted loans depend on the related collateral arrangement.

        Finansbank has established a Basel II program to migrate to Basel II. Within this program, the development of infrastructure and modeling of probability of default, exposure at default and loss given default (which are referred to as credit risk parameters) has also commenced. The infrastructure development and the modeling phase of probability of defaults have been achieved and the models are being used in decision processes. The infrastructure development for loss given default and exposure at default has been completed. The modeling phase will be started after sufficient data are collected.

  United Bulgarian Bank

        The performance of outstanding business loans and exposures to large corporations is reviewed on a continuous basis by the Corporate Division and the Credit department of the Risk Management Division. In addition to the above, UBB established a Workout function to ensure a timely monitoring system of the delinquent cases and to propose action plans for the collection of the past due amounts.

        UBB strictly complies with the requirements of the Bulgarian National Bank regarding the classification of its borrowers into categories 1, 2, 3 and 4, based on the criteria set by the Bulgarian National Bank. In parallel and in accordance with the Group policy and practice, UBB has introduced a second internal classification system of the Corporate Portfolio's Obligors, in order to enhance the timely identification, close monitoring and handling of problems relating to obligors and credit facilities.

        At least once a year, UBB executive management presents a full report on the quality of the UBB loan portfolio to the UBB Board of Directors.

  Banca Romaneasca

        The Bank strictly complies with the requirements of the National Bank of Romania regarding the classification of its borrowers to the categories A, B, C, D and E as per the existing regulation in place through a specific procedure approved and validated by National Bank of Romania.

        In parallel and in accordance with the NBG Group policy and practice, the Bank introduced a second internal classification system of the corporate portfolio's obligors, in order to enhance the timely identification and handling of problems relating to obligors and credit facilities.

        Recently, the Bank established a Workout Sector, with a main goal to suggest a series of measures (including but not limited to rescheduling, adjusting the capital repayments as per the cash flow, gradual exiting part of the leverage, change of currency in the original indebtedness) to be taken in order to limit the risk of registering late payments or to ensure the timely collection of the late payments.

  Stopanska

        In accordance with the Group policy and practice, Stopanska introduced an internal classification system of its Corporate Portfolio's Obligors, in order to enhance the timely identification and handling of problems relating to obligors and credit facilities. The obligor's classification system applies a five-point risk rating system (GA, GB, GC, GD and GE). Only obligors incorporated in categories GB, GC, GD and GE described below are considered to be classified obligors. In the event that the obligor is classified, the Business Divisions have to:

  •
  review the obligor's Credit Facilities Framework with Stopanska and the Group to decide whether to remain in the business relationship;

  •
  provide for the review of all contractual credit and collateral documents in consultation with the Legal Division; and

  •
  revise the obligor's Risk Rating according to Stopanska obligor and credit risk rating policy.

  Vojvodjanska

        Loans, other placements, guarantees and other off-balance sheet exposures are classified into five categories in accordance with the requirements of the regulations adopted by the National Bank of Serbia. Loans are classified based on an evaluation of their collectability, the number of days in arrears and the general financial background of the counterparty. In accordance with the new credit review framework, implemented in 2009, the Risk Management Division prepares and distributes quarterly reports based on which corporate obligors are classified. Interim reviews and presentations of key portfolio quality data are conducted according to the regular audit schedule. Regular reporting on the credit quality related issues takes place at sessions of the Executive Board, the Board of Directors (this is a statutory requirement) and the Audit Committee.

  NBG Cyprus

        NBG Cyprus has adopted the Bank's risk rating system. The duties and responsibilities of the Financial Assets Impairment Provision and Write-off Committee were updated and enriched in 2010. The Committee presents a relative report annually to the newly established Risk Management Committee of the bank's Board of Directors.

  SABA

        SABA focuses on working capital facilities and asset-based finance for SMEs with annual turnovers in the range of ZAR 5 million to ZAR 50 million. Facilities are reviewed on an annual basis in light of the most recent financial statements for clients.

Allowance for Loan Losses—Methodology

        We maintain an allowance for loan losses sufficient to absorb probable incurred losses in the loan portfolio. The NBG Group has a comprehensive financial assets impairment provision and write-off policy which applies to all subsidiaries and establishes guidelines for the assessment process. In addition, impairment provision and write-off committees have been established at each banking subsidiary, which approve the amount of loan loss allowances on an individual basis for customers' exposures individually assessed and on a collective basis for portfolios collectively assessed. Members of these committees include members of the Group's senior management.

        The allowance for loan losses incorporates the measurement methods, income recognition and disclosures as provided for in the following accounting pronouncements:

  •
  ASC 450-20 "Loss contingencies"; and

  •
  ASC 320 "Investments—Debt and Equity Securities"

        Specifically, our methodology has three primary components: specific allowances, coefficient analysis and homogeneous analysis, described in Note 3 "Summary of Significant Accounting Policies" and Note 14 "Loans and allowance for loan losses" to the U.S. GAAP Financial Statements.

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

        As a result of the improvement of our methodology for calculating loan loss allowances by increasingly incorporating recent loan experience as well as geographical and industry segment concentrations, since 2008, unallocated provisions are included in the coefficient and homogenous components.

        The allowance for credit losses is based upon estimates of probable incurred losses in the loan portfolio. The amount actually observed for these losses can vary significantly from the estimated amounts, but we expect that the consistent application of our methodology described above will reduce such variances. To ensure this is the case, we evaluate our loans and the methodologies applied thereto, including loss estimation percentages, on a regular basis based on management's judgment of the changing dynamics within the portfolio. See Item 4.E, "Selected Statistical Data—Credit Quality and Risk Management—Risk Management—Credit Review Policies".

        The following table sets forth the loan loss allowances by methodology for the last five years to which the methodology was applied to respective loan balances:

	Year ended December 31,
	2006	2007	2008	2009	2010
	(EUR in thousands)
Specific allowances	443,673	392,696	344,255	398,179	564,598
Coefficient analysis	67,938	75,201	71,378	88,803	106,415
Homogeneous analysis	356,603	304,538	422,536	838,103	1,451,790
Foreign loans	318,439	353,344	394,457	740,093	1,052,602
Unallocated	38,104	7,173	—	—	—

Total loan loss allowance	1,224,757	1,132,952	1,232,626	2,065,178	3,175,405

        For a further analysis of loan loss allowances see Item 5.A, "Operating Results—Operating and Financial Review and Prospects—Results of Operations for the year ended December 31, 2010 compared with the year ended December 31, 2009" and Item 5.A, "Operating Results—Operating and Financial Review and Prospects—Results of Operations for the year ended December 31, 2009 compared with the year ended December 31, 2008."

        The following table illustrates the activity in the loan loss allowance balance over the previous five years:

	Year ended December 31,
	2006	2007	2008	2009	2010
	(EUR in thousands)
Domestic:
Balance at beginning of year	861,335	906,318	779,608	838,169	1,325,085
Add: Provision for loan losses from continuing operations	235,263	119,379	249,033	591,637	878,145
Write-offs	(195,083)	(259,200)	(205,716)	(110,272)	(85,050)
Recoveries	4,787	13,120	15,230	5,639	4,597

Less: Net write-offs	(190,296)	(246,080)	(190,486)	(104,633)	(80,453)
Translation differences	16	(9)	14	(88)	26

Domestic balance at end of year	906,318	779,608	838,169	1,325,085	2,122,803

Foreign:
Balance at beginning of year	231,210	318,439	353,344	394,457	740,093
Add: Allowance (upon acquisition) attributable to companies acquired during the year	133,227	6,582	—	—	—
Add: Provision for loan losses from continuing operations	26,340	71,376	176,504	406,811	326,850
Write-offs	(82,255)	(82,372)	(116,524)	(86,040)	(55,321)
Recoveries	15,277	32,903	27,203	24,024	18,652

Less: Net write-offs	(66,978)	(49,469)	(89,321)	(62,016)	(36,669)
Translation differences	(5,360)	6,416	(46,070)	841	22,328

Foreign balance at end of year	318,439	353,344	394,457	740,093	1,052,602

Total balance at end of year	1,224,757	1,132,952	1,232,626	2,065,178	3,175,405

        The decrease in write-offs for domestic operations during 2009 and 2010, results from a change in the Bank's policy, which now allows for a period of up to 5 years before the write-off for the unsecured portfolio.

        Key ratios related to the activity in our loan loss allowance for the previous five years to which our loan loss methodology was applied are as follows:

	Year ended December 31,
	2006	2007	2008	2009	2010
	(%)
Allowance for loan losses as a percent of total loans	2.8	2.0	1.7	2.7	4.0
Recoveries of loans to loans written-off in the previous year	8.1	16.6	12.4	9.2	11.8
Allowance for loan losses as a percent of non-performing loans	81.8	68.8	63.3	56.0	57.5

Non-Performing Loans, Allowance for Loan Losses, and Loan Loss Experience

Non-Accruing, Past Due and Restructured Loans

        The table below shows (i) all loans that are non-accruing, and (ii) all accruing loans which are contractually past due 90 days or more as to principal or interest payments for each of the five years ended December 31, 2006, 2007, 2008, 2009 and 2010:

	Year ended December 31,
	2006	2007	2008	2009	2010
	(EUR in thousands)
Domestic loans:
Accruing loans:
Past due 90 days—180 days	235,697	266,625	391,230	642,690	680,125
Past due 180 days—365 days	165,178	177,867	46,106	47,795	51,161

Total accruing loans	400,875	444,492	437,336	690,485	731,286

Non-accruing loans:
Past due 90 days—180 days	29,885	73,736	222,735	262,033	392,919
Past due 180 days—365 days	244,865	318,441	512,216	903,492	1,052,394
Past due 365 days or more	821,034	774,384	895,889	1,706,024	2,902,992

Total non-accruing loans	1,095,784	1,166,561	1,630,840	2,871,549	4,348,305

Foreign loans:
Accruing loans:
Past due 90 days—180 days	—	—	—	48,781	204,879
Past due 180 days—365 days	—	—	—	13,925	63,997

Total accruing loans	—	—	—	62,706	268,876

Non-accruing loans:
Past due 90 days—180 days	62,309	151,811	267,960	440,131	444,415
Past due 180 days—365 days	81,782	114,874	155,475	268,696	364,259
Past due 365 days or more	266,484	213,845	257,587	586,106	1,268,307

Total non-accruing loans	410,575	480,530	681,022	1,294,933	2,076,981

        Since 2010, the Group, and mainly the Bank, implemented loan modification programs that aim to reduce customers' monthly installments to a viable level.

        Each loan that becomes modified accrues interest even if previously it was in non-accrual status, because upon the modification there is sufficient evidence that the loan will be repaid according to the new terms. Modifications that do not grant to the customer a concession are not considered as troubled debt restructurings ("TDRs"). TDRs are considered impaired, while modified loans that are not TDRs are considered as performing unless they meet the definition of non-performing under the restructured terms.

        The above table does not include TDRs that are accruing and are less than 90 days past due of amount EUR 170.5 million and EUR 1,234.5 million in 2009 and 2010 respectively. Commercial loans that have been restructured amount to EUR 122.5 million and EUR 439.9 million in 2009 and 2010, respectively, residential mortgages to EUR 31.9 million and EUR 452.4 million in 2009 and 2010 with the remaining balance relating to consumer loans both in 2009 and 2010.

        The table below presents the amounts of modified loans by class of loans, as at December 31, 2010 that (a) do not meet the definition of a TDR; and (b) meet the definition of a TDR:

	Year ended December 31, 2010
	Modified not TDR	TDRs
	(EUR in thousands)
Residential mortgage	487,418	562,582
Credit cards	—	30
Other consumer	128,505	378,465
Small business loans	120,202	370,798
Other commercial	13,717	107,283

Total	749,842	1,419,158

        Since 2008, domestic non-accruing loans include corporate loans which have not yet been transferred to non-performing status. This results from the application of Law 3601/2007 which requires loans to be placed in a non-accruing status when in delay for more than 90 days. Similarly, there are foreign non-accruing loans that have not been transferred to non-performing status.

        The following table sets forth the amount of loans of the Group which were non-performing, as determined by the Group, as at December 31, 2006, 2007, 2008, 2009 and 2010:

	Year ended December 31,
	2006	2007	2008	2009	2010
	(EUR in thousands)
Domestic non-performing loans	1,095,784	1,166,561	1,266,012	2,402,502	3,612,689
Foreign non-performing loans	401,273	480,530	681,022	1,285,146	1,909,772

Total non-performing loans	1,497,057	1,647,091	1,947,034	3,687,648	5,522,461

Treatment of Non-Performing Loans in Greek Banking Operations

        Domestic non-performing loans are generally defined as those loans where principal or interest is more than 180 days in arrears, except for unsecured consumer loans and credit cards for which 120 and 150 days is the applicable period. However, loans may be classified as non-performing earlier if deemed in default.

        The Group's non-performing loans amounted to EUR 5,522.5 million on December 31, 2010. This corresponds to 7.0% of the Group's loans outstanding at the same date. Of the Group's non-performing loans, EUR 3,698.0 million or 67.0% were held by the Bank. This amount represented 6.3% of the Bank's loan portfolio.

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

        During 2009 and 2010, the Group wrote off EUR 196.3 million and EUR 140.4 million non-performing loans respectively and made new provisions net of recoveries of EUR 998.4 million and EUR 1,205.0 million, respectively, with regards to its loan portfolio. The table below shows allowances for loan losses for the Group by loan category for each of the years ended December 31, 2006, 2007, 2008, 2009 and 2010.

	2006		2007		2008		2009		2010
	Amount	%(1)	Amount	%(1)	Amount	%(1)	Amount	%(1)	Amount	%(1)
	(EUR in thousands, except percentages)
Greek residents:
Consumer
Residential mortgages	171,071	30.4	118,190	28.1	105,208	25.1	123,614	25.5	228,606	24.7
Credit card	77,044	3.4	77,582	2.8	79,086	2.4	200,592	2.5	335,642	2.2
Auto financing	—	0.6	—	0.3	—	0.4	—	0.6	—	0.5
Other consumer	108,489	6.7	96,090	7.0	156,626	6.5	281,140	6.4	593,175	6.1

Total	356,604	41.1	291,862	38.2	340,920	34.4	605,346	35.0	1,157,423	33.5

Commercial
Industry and mining	171,303	6.0	145,146	5.7	167,180	4.8	210,270	4.6	262,816	4.7
Small-scale industry	57,237	2.4	47,565	2.4	61,319	2.6	89,377	2.7	99,147	2.6
Trade	142,016	9.3	148,748	9.1	169,855	10.3	263,083	10.9	378,143	9.8
Construction	36,033	1.3	46,135	1.3	51,155	1.7	72,621	1.6	134,812	1.6
Tourism	22,212	0.6	11,111	0.3	11,824	0.4	21,715	0.6	23,692	0.6
Shipping and transportation	25,122	2.4	18,372	2.2	11,683	2.7	32,117	2.5	45,544	2.7
Commercial mortgages	—	1.2	—	1.2	—	1.2	6,114	1.2	8,424	1.1
Public sector	—	3.3	—	3.3	—	11.4	6	11.2	113	11.2

Other	57,687	5.7	63,496	3.4	24,233	0.9	24,436	0.6	12,689	0.3

Total	511,610	32.2	480,573	28.9	497,249	36.0	719,739	35.9	965,380	34.6

Total Greek residents loans	868,214	73.3	772,435	67.1	838,169	70.4	1,325,085	71.0	2,122,803	68.1

Foreign:
Consumer
Residential mortgages	3,457	3.6	5,222	5.1	6,742	4.9	23,235	5.1	51,249	5.9
Credit card	43,360	2.3	41,405	3.0	62,017	2.6	149,099	3.2	216,040	4.4
Auto financing	6,731	0.6	9,039	0.6	4,225	0.5	3,809	0.3	205	0.3
Other consumer	47,909	2.7	77,980	3.5	106,490	3.4	222,658	3.5	252,423	3.9

Total	101,457	9.2	133,646	12.2	179,474	11.4	398,801	12.1	519,917	14.5

Commercial
Industry and mining	42,531	1.9	51,911	2.3	93,946	3.2	107,136	3.5	143,793	3.7
Small-scale industry	5,083	2.0	4,744	2.7	8,593	2.5	33,094	2.2	40,252	1.8
Trade	79,160	2.2	72,269	2.6	65,507	3.2	116,134	4.5	178,522	4.8
Construction	13,231	2.0	14,217	2.6	14,710	2.5	26,504	1.9	53,938	2.0
Tourism	5,679	0.7	5,735	0.7	5,611	0.6	6,509	0.4	13,373	0.5
Shipping and transportation	11,757	1.5	2,707	0.8	4,565	0.8	7,580	0.9	15,174	1.0
Commercial mortgages	324	0.3	417	0.2	436	1.8	370	0.8	3,916	0.9
Public sector	33	—	34	—	30	0.2	31	0.5	40	0.5
Other	59,184	6.9	67,664	8.8	21,585	3.4	43,934	2.2	83,677	2.2

Total	216,982	17.5	219,698	20.7	214,983	18.2	341,292	17.0	532,685	17.4

Total foreign loans	318,439	26.7	353,344	32.9	394,457	29.6	740,093	29.0	1,052,602	31.9

Unallocated	38,104	—	7,173	—	—	—	—	—

Total Allowance for loan losses	1,224,757	100.0	1,132,952	100.0	1,232,626	100.0	2,065,178	100.0	3,175,405	100.0

(1)
Percentages represent the balance of loans in the respective category as a percent of the total loan balance.

        An analysis of the Group's write-offs and recoveries for non-performing loans for the years ended 2006, 2007, 2008, 2009 and 2010 is presented in the following table:

	Year ended December 31,
	2006	% of total loans	2007	% of total loans	2008	% of total loans	2009	% of total loans	2010	% of total loans
	(EUR in thousands, except percentages)
Write-offs
Greek Residents:
Commercial and industrial	73,324	0.17	77,345	0.14	69,162	0.10	48,733	0.07	60,144	0.07
Real estate—construction	4,029	0.01	5,032	0.01	6,118	0.01	6,959	0.01	4,096	0.01
Real estate—mortgage	5,896	0.01	9,304	0.02	11,441	0.02	2,898	—	4,137	0.01
Other loans to individuals	111,834	0.26	167,519	0.31	118,995	0.17	51,682	0.07	16,673	0.02

Total write-offs for loans to Greek residents	195,083	0.45	259,200	0.48	205,716	0.30	110,272	0.15	85,050	0.11

Foreign:
Commercial and industrial	45,432	0.11	27,926	0.05	56,543	0.08	35,174	0.05	15,072	0.02
Real estate—construction	476	—	804	—	1,029	—	6,349	0.01	7,316	0.01
Real estate—mortgage	187	—	669	—	32	—	85	—	414	—
Other loans to individuals	36,160	0.09	52,973	0.10	58,920	0.09	44,432	0.06	32,519	0.04

Total write-offs for foreign loans	82,255	0.20	82,372	0.15	116,524	0.17	86,040	0.12	55,321	0.07

Total write-offs	277,338	0.65	341,572	0.63	322,240	0.47	196,312	0.27	140,371	0.18

Recoveries
Greek Residents:
Commercial and industrial	(2,000)	—	—	—	(340)	—	—	—	—	—
Other loans to individuals	(2,787)	0.01	(13,120)	0.02	(14,890)	0.02	(5,639)	0.01	(4,597)	0.01

Total recovery on loans to Greek residents	(4,787)	0.01	(13,120)	0.02	(15,230)	0.02	(5,639)	0.01	(4,597)	0.01

Foreign:
Commercial and industrial	(5,738)	0.01	(3,953)	0.01	(9,099)	0.01	(6,254)	0.01	(12,171)	0.01
Real estate—construction	(186)	—	—	—	—	—	—	—	—	—
Real estate—mortgage	(14)	—	(323)	—	(126)	—	(119)	—	(138)	0.00
Other loans to individuals	(9,339)	0.02	(28,627)	0.05	(17,978)	0.03	(17,651)	0.02	(6,343)	0.01

Total recovery on foreign loans	(15,277)	0.03	(32,903)	0.06	(27,203)	0.04	(24,024)	0.03	(18,652)	0.02

Total recoveries	(20,064)	0.04	(46,023)	0.08	(42,433)	0.06	(29,663)	0.04	(23,249)	0.03

Off-Balance Sheet Items

        See Item 5.E, "Off-Balance Sheet Arrangements".

Liabilities

Deposits

        The following table shows details of the Group's average deposits and average interest rates thereon, for the Group's continuing domestic and foreign operations, for each of the three years ended December 31, 2008, 2009 and 2010:

	Year ended December 31,
	2008		2009		2010
	Average Balance	Average rate (%)	Average balance	Average rate (%)	Average balance	Average rate (%)
	(EUR in thousands, except percentages)
Deposits in Greece:
Deposits by Greek residents:
Demand deposits	4,683,028	1.04	4,538,627	0.54	4,515,645	0.36
Savings	22,684,666	0.97	22,955,846	0.36	23,438,310	0.24
Time deposits	21,661,596	3.95	27,272,223	3.18	23,885,460	2.23
Interbank	3,739,072	4.80	10,203,087	1.31	20,006,719	1.06
Other	448,896	3.11	459,032	1.24	430,861	3.71
Non-Greek residents or foreigners:
Demand deposits	22,019	2.50	140,354	0.49	124,367	0.32
Savings	18,701	0.96	22,768	0.36	22,914	0.24
Time deposits	204,438	4.00	641	3.12	592	2.20
Interbank	1,695,042	5.29	457,347	3.15	563,059	0.99
Other	26,940	0.92	—	—	—	—
Deposits in foreign banking offices:
Banks located in foreign countries	3,490,181	5.98	7,437,293	1.45	4,488,081	1.13
Other foreign demand deposits	1,936,091	0.67	1,506,591	0.60	1,020,140	0.79
Other foreign time and savings deposits	11,952,592	8.92	12,885,356	6.90	14,765,777	6.25

Total deposits	72,563,262	3.73	87,879,165	2.43	93,261,925	1.95

        The table below shows the amount outstanding of customer time certificates of deposit and other time deposits (including interbank deposits) in amounts of US$100,000 or more of the Group's operations by remaining maturity at December 31, 2010. Determination of whether certain time deposits in currencies other than the U.S. dollar are in amounts of US$100,000 or more has been based on exchange rates at December 31, 2010.

Year ended December 31, 2010
(EUR in thousands)
Domestic Operations:(1)
Other time deposits of US$100,000 or more by time remaining until maturity:
3 months or less	37,672,865
Over 3 through 6 months	2,173,369
Over 6 through 12 months	748,205
Over 12 months	192,616

Total time certificates of deposit and other deposits in amount of US$100,000 or more	40,787,055

Foreign Operations:
Time certificates of deposit in amounts US$100,000 or more:
3 months or less	531,042
Over 3 through 6 months	5,968
Over 6 through 12 months	—
Over 12 months	2,366
Other time deposits of US$100,000 or more by time remaining until maturity:
3 months or less	10,029,438
Over 3 through 6 months	498,777
Over 6 through 12 months	367,257
Over 12 months	153,034

Total time certificates of deposit and other deposits in amount of US$100,000 or more	11,587,882

(1)
As at December 31, 2010 Domestic Operations did not have any time certificates of deposit in amounts of US$ 100,000 or more.

Short-term Borrowings

        The table below shows outstanding amounts of short-term borrowings of Group companies for each of the three years ended December 31, 2008, 2009 and 2010.

        On December 2, 2010, Finansbank signed a dual tranche term loan facility amounting to USD 333 million and EUR 352 million with a one year maturity. Interest is paid quarterly and set at LIBOR plus 0.7%. Of the year-end balance as at December 31, 2010, 99.9% relates to Finansbank borrowings.

	Year ended December 31,
	2008	2009	2010
	(EUR in thousands, except percentages)
End of period	537,315	310,784	1,111,663
Maximum month-end amount during the period	537,315	1,124,277	1,111,663
Average amount	334,664	793,122	354,082
Weighted average interest rate	9.54%	4.31%	2.29%

ITEM 4A   UNRESOLVED STAFF COMMENTS

        There are no unresolved written comments from the SEC regarding periodic Exchange Act reports received not less than 180 days before the end of the fiscal year ended December 31, 2010.

ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following review is based upon the selected financial data prepared in accordance with U.S. GAAP and should be read in conjunction with our U.S. GAAP Financial Statements and the notes explaining those financial statements included elsewhere in this Annual Report.

Overview

        We are the largest financial institution in Greece by market capitalization, holding a significant position in Greece's retail banking sector, with more than 11 million deposit accounts, more than three million lending accounts, 574 branches and 1,481 ATMs as at December 31, 2010. We provide a wide range of financial services, including retail (such as mortgage lending and consumer lending), commercial and investment banking services and asset management and insurance, through our network of branches and subsidiaries in Greece and abroad. Our domestic activities for the year ended December 31, 2010, accounted for 53.6% of our total interest and non-interest income while our non-Greek operations accounted for the remaining 46.4%. Our principal sources of income historically have been interest earned on customer loans and debt securities and income from fees and commissions. We fund our lending activities and our securities portfolio principally through customer deposits in our branch network and interbank funding primarily from the ECB. As at December 31, 2010, our loans-to-deposits ratio (adjusted loans and deposits excluding interbank deposits) was 104.2%.

        We hold leading positions in many financial services products in Greece. As at December 31, 2010, we had the largest market share of deposits and mortgage loans in Greece, with 29.5% in core deposits and 25.4% in mortgage lending, respectively, according to our internal analysis of published information of the Bank of Greece and other Greek banks; moreover, we were first in life and non-life insurance with market shares of 23.2% and 18.4%, respectively according to data published by the Greek Private Insurance Supervisory Committee (as at September 30, 2010). We are also strongly positioned in consumer and credit card lending where, according to our internal analysis of published information by the Bank of Greece, we are first with a market share of 19.6% as at December 31, 2010. We are second in mutual fund management with a market share of 17.3% at the same date. We believe that our leadership in financial services in Greece provides a strong platform upon which we will be able to successfully and prudently grow our business.

        Outside Greece, the Group is active in eleven countries: Turkey, Bulgaria, Romania, Serbia, Albania, FYROM, Cyprus, South Africa, Egypt, Malta and the United Kingdom, represented by 1,185 branches that employ approximately 60.3% of our total workforce. For the year ended December 31, 2010, International Operations' contribution to the Group's net income was EUR 108.7 million, while Turkey's contribution to the Group's net income was EUR 458.8 million.

Key Factors Affecting Our Results of Operations

Recent Market and Regulatory Developments

The Hellenic Republic's Economic Crisis

        The Greek economy has faced and continues to face unprecedented macroeconomic headwinds since the beginning of 2010, originating from sizeable fiscal imbalances—the extent of which has been demonstrated with the release of the significantly revised estimates of the 2009 deficit and debt figures in October 2009—which were compounded by other deep-rooted structural vulnerabilities, a very aggressive international media stance and a weak initial response at an EU level. These developments, in conjunction with the concomitant multi-notch downgrades of the Greek sovereign debt by all major rating agencies, starting in 2009 and continuing in 2010 and 2011, were translated into rapidly deteriorating financial market conditions for Greek assets—which increased the yield of Greece's government bonds to levels above those seen before Greece's entry into the EMU—and an effective closing of financial markets to Greek banks since April 2010. Specifically, in April 2010 the Hellenic Republic's credit rating was lowered by Fitch to BBB-, by Moody's to A3 and by Standard & Poor's to BB+, which is below investment grade.

        The credit rating of the Hellenic Republic has been subsequently lowered several times by all three credit rating agencies and as of June 16, 2011 was lowered by Standard & Poor's to CCC with a negative outlook, by Fitch to B+ with credit watch negative, and by Moody's to Caa1 with a negative outlook. See "—Our borrowing costs and liquidity levels may be negatively affected by further downgrades of the Hellenic Republic's credit rating" for the chronology of the downgrades.

        The tensions relating to Greek public finance have affected the liquidity and profitability of the financial system in the Hellenic Republic and have resulted in:

  •
  lower market values for Greek government debt;

  •
  limited liquidity in the Greek banking system reflecting an effective closing of market financing since April 2010 and a sizeable contraction of the domestic deposit base in 2010 (of about 14% year-on-year according to Bank of Greece data) and heavy reliance on ECB funding;

  •
  increased competition for, and thus cost of, customer deposits;

  •
  limited credit extension to customers; and

  •
  an increase in the amount of non-performing loans reflecting the substantial impact of recession in the debt servicing ability of the Greek private sector.

The IMF/eurozone Stabilization and Recovery Program

        In May 2010, the Greek government agreed to a stabilization program, jointly supported by the IMF, the ECB and the member states of the eurozone, the IMF/eurozone Stabilization and Recovery Program (the "Program", see also Item 4.B, "Business Overview—The Macroeconomic Environment in Greece—The Hellenic Republic's Economic Crisis" and Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece"). As part of this Program, the Greek government committed to implement measures to decrease government expenses and increase revenues with a view to reduce general government deficit, to below 3% by 2014 from an upwardly revised deficit of 15.5% of GDP in 2009. The original target for 2010 was 8.2% of GDP subsequently revised to 9.5% of GDP. The Program projected Greek government to peak at an upwardly revised percentage of approximate 160% of GDP in 2013-2014 from an upwardly revised 127% of GDP in 2009. The revised targets reflect revisions undertaken at the time of the first review of the Program in the summer of 2010 and primarily reflect the redefinition of the general government deficit and debt, broadening its coverage.

        Despite strong efforts to reduce debt—measures equivalent to 7.5% of GDP were taken in 2010 and measures equivalent to 7% of GDP were expected in 2011—the Program was not meeting its conditions at the time of its fourth review commenced in May 2011. The general government deficit reached 10.5% of GDP in 2010, and tax revenue was significantly below target in the first quarter of 2011. In large part, the fiscal shortfall reflects a more severe recession than originally projected. GDP, in real terms, declined 2.1% in 2009, 4.2% in 2010 and is expected to decline 3% to 3.5% in 2011.

        As a result of the above developments, it appears likely that a new program will be proposed with funding from the IMF and the EU. It is expected that this new program will provide the Hellenic Republic additional time to reach its fiscal targets and implement structural reforms. It is also expected that debt reduction will be accelerated through the implementation of an ambitious privatization and government real estate development program. The conditions of this new program will likely include additional fiscal measures that will apply from 2011, including a medium-term fiscal adjustment program. Approval of the fiscal measures for 2011 and the medium-term fiscal adjustment program are conditions for the completion of the fourth review of the existing program and prior to release of the fifth tranche of IMF and EU funding support of EUR 12 billion.

        The new program may also include private sector participation only on a voluntary basis, renewing maturing Greek government debt with new purchases of Greek government debt. Although the form of such participation has been recently a subject of contention between the official creditors and the ECB, a solution may have been reached that seeks private sector participation on the condition that it does not trigger a technical default according to certain credit rating agencies. It should be noted that a technical default according to certain rating agencies would arise if a voluntary restructuring occurs under coercion and thus any form of voluntary participation runs the risk of triggering a technical default. An agreement between the official creditors on burden sharing between official and existing private sector creditors will have to be reached for the new program to be agreed. The details of the new program are likely to be agreed in late summer or early autumn 2011.

        Debt reduction is expected to be facilitated by a reduction in interest rates payable on loans to the EU. At the EU Summit on May 16, 2011, it was agreed that the interest rate on EU loans to the Hellenic Republic would be reduced by 100 basis points and to extend their maturity from 3.5 years to 7.5 years. Upon its ratification by EU member states, the decision will smooth the Greek government's redemption profile and reduces its borrowing needs in 2014 and 2015 by EUR 17 billion annually.

        Despite the Greek government's commitment to implement the necessary reforms which will be included in the likely successor program, certain analysts continue to believe there are concerns as to its eventual success. An agreement on a new program may fail to materialize. In addition, the fifth tranche under the existing Program to be disbursed by early July 2011, is expected to be conditional on, among other things, the following elements which carry risks: (i) the approval by the Greek parliament of additional fiscal measures for 2011 of approximately EUR 6.5 billion; and (ii) the approval by the Greek parliament of the medium-term fiscal program containing measures of about EUR 22 billion. These elements challenge the unity of the governing socialist party. In this context, Greek political risk has also increased substantially in the past few months, with defections in the governing party and a reorganisation of the cabinet as well as increased social unrest.

        The risks associated with the IMF/eurozone Stabilization and Recovery Program include lower revenue due to the continuing recession, higher social transfers due to rapidly deteriorating labor market conditions, additional financial sector and public enterprise liabilities and fiscal data weaknesses. Moreover, continuing uncertainty about the prospects of other countries of the EU periphery and about the determinacy, at an EU/euro area level to pursue a comprehensive resolution of the sovereign crisis. Nevertheless, the key challenge ahead will be whether the program, and especially its ambitious structural reform agenda, can be implemented rigorously and timely, while securing the necessary public consents for reforms. For more information about these, see Item 4.B, "Business Overview—The Macroeconomic Environment in Greece—The Hellenic Republic's Economic Crisis". A failure to successfully implement the IMF/eurozone Stabilization and Recovery Program may lead to termination of the financial support by the IMF, the ECB and the EU, which would create the conditions for a credit event with respect to the Hellenic Republic debt, possibly including a re-profiling of amortization payments to extend those payments several years into the future and reducing their value in net profit value terms, or even a restructuring of Greek debt constituting a large reduction in value to creditors.

        Even if the Hellenic Republic successfully implements the IMF/eurozone Stabilization and Recovery Program, government debt as a percentage of GDP is projected in the IMF/eurozone Stabilization and Recovery Program to rise to approximately 160% of GDP in 2013. It remains uncertain whether, even if the IMF/eurozone Stabilization and Recovery Program is successfully implemented, the Greek economy will grow sufficiently to ease the financing constraints of the Hellenic Republic. These concerns may result in a credit event with respect to the Hellenic Republic occurring earlier and prior to the completion of the IMF/eurozone Stabilization and Recovery Program. In this event, current macroeconomic conditions in Greece will be exacerbated. The market reaction will be negative and business activity will deteriorate, which will have a material adverse effect on our business, results of operations and financial condition. The external financing needs of the Greek economy will remain high in following years, even if the Hellenic Republic successfully implements the Stabilization and Recovery Program and thus, any further significant deterioration of international economic conditions or a prolonged cutting off of the Greek Government from market financing or a change in the stance of other EU member against a potential extension of Greece's financing by the HEFSF or the European Stability Mechanism ("ESM") (after 2013) may result in a default or rescheduling/reprofiling of the Hellenic Republic's debt, including a change of terms or an extension of maturity of existing debt. Our holdings of EUR 10.9 billion in Greek government bonds represented 9.2% of our total assets, 127.9% of our total equity and 60.5% of our fixed income portfolio (amounting to EUR 18.1 billion) as of December 31, 2010. If a credit event with respect to the Hellenic Republic were to occur, our regulatory capital would be severely affected due to our direct exposure to the debt of the Hellenic Republic, requiring the Bank to raise additional capital and thus diluting existing shareholders significantly.

        Similar developments could be triggered by any further significant deterioration of global economic conditions, including the credit profile of other EU countries such as Ireland, Portugal, or the creditworthiness of Greek or international banks, which may in turn rise to concerns regarding the ability of the Hellenic Republic to meet its funding needs. A restructuring of the Hellenic Republic's debt could include a rescheduling of principal and interest payments and/or a writedown of the interest rate or the principal due on maturity. A default, restructuring or a rescheduling of the Hellenic Republic's debt would:

  •
  directly impact the value of our portfolio of Greek government bonds (as of December 31, 2010, our holdings of EUR 10.9 billion in Greek government bonds represented 60.5% of our fixed income portfolio);

  •
  affect our ability to raise capital and meet minimum regulatory capital requirements;

  •
  limit our ability to access liquidity; and

  •
  negatively affect our capital positions, results of operations and our financial condition.

The Hellenic Republic Bank Support Plan

        The IMF/eurozone Stabilization and Recovery Program provides additional capital for the Greek banking sector and is, in addition to the Hellenic Republic bank support plan, approved by the Greek Parliament in response to the difficult funding conditions in 2008 originally approved for EUR 28 billion in 2008 and augmented the support plan by EUR 40 billion in 2010 and another EUR 30 billion in 2011. For more information on the Hellenic Republic bank support plan, see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic Bank Support Plan". The Hellenic Republic bank support plan, as amended, comprises three tranches or pillars:

  •
  up to EUR 5 billion in preference share capital designed to increase Tier I ratios of participating banks;

  •
  up to EUR 85 billion in guarantees for short-term borrowings of participating banks (originally only EUR 15 billion); and

  •
  up to EUR 8 billion in short-term debt floating rate notes issued to the participating banks by the Public Debt Management Agency.

        For the financings under the Hellenic Republic bank support plan, see Item 5.B, "Liquidity and Capital Resources—Financing Under the Hellenic Republic Bank Support Plan".

Continuing Challenges in the Global Economy

        Our performance has been and will continue to be influenced by the difficult economic conditions in Greece and in the countries in which we operate, particularly in SEE. The outlook for the global economy over the near to medium term remains challenging, with the consequent impact on prospects for stabilization and improvement of economic and financial conditions in Greece. In addition, the global financial system has yet to fully overcome the difficulties which first manifested themselves in August 2007, and were intensified by the bankruptcy filing of Lehman Brothers in September 2008. Financial markets conditions have remained challenging and in certain respects, have deteriorated. In addition, there is a contagion risk for banks in the EU stemming from the downgrades of European States, as experienced in Greece, and related market participants. To the extent this affects other EU economies and their banking systems, it could pose a common threat to EU banks generally. Moreover, contagion may extend to banks outside the EU, in particular to those economies on the periphery of the EU, such as Turkey and SEE. As a result of these turbulent conditions in the global financial markets, there is ongoing significant deterioration in the interbank and term funding markets as well as a material reduction in the availability of longer-term funding. Furthermore, these conditions have led to deterioration in the operating conditions for many of the Group's clients, adversely affecting demand for new lending as well as increasing stress on the asset quality of the Group's loan portfolio.

        In response to this economic instability and illiquidity in the market, a number of governments, including the governments of Greece (as described above), the other EU member states and the United States have intervened in the global financial markets on an unprecedented scale during the periods covered by this discussion including, the IMF/eurozone Stabilization and Recovery Program. Despite such measures, the volatility and disruption of the capital and credit markets have continued, with many forecasts predicting only modest GDP growth or, in some EU countries, such as Greece, GDP declined during 2010. These conditions have exerted, and may continue to exert, downward pressure on asset prices and on the availability and cost of credit for financial institutions, including the Group, and will continue to impact the credit quality of the Group's customers and counterparties. These conditions, alone or in combination with regulatory changes or actions of other market participants, may cause the Group to incur losses or to experience further reductions in business activity, increased funding costs and funding pressures, lower share prices, decreased asset values, additional write-downs and impairment charges and lower profitability.

Increasing Importance of Turkish Operations, Finansbank

        Turkish operations through Finansbank, our Turkish subsidiary, represented 18.9% of our gross loans as at December 31, 2010 (compared to 15.0% as at December 31, 2009), accounted for 31.6% of our total interest and non-interest income and contributed EUR 458.8 million to our net income for the year ended December 31, 2010 (compared to 26.7% and EUR 412.9 million respectively for the year ended December 31, 2009). Concurrently with our announcement of the rights offering in September 2010, we announced that we are exploring opportunities to realize value for our shareholders from the growth of our business in Turkey and create an additional capital market access point for the Group through the Finansbank Offering. We currently intend to complete this offering when market conditions are favorable; however, our decision to proceed with the Finansbank Offering and its timing are subject to various considerations, including market conditions, offer size and structure and obtaining all necessary regulatory and other approvals.

        If we successfully complete the Finansbank Offering, it will reduce Finansbank's contribution to the Group's profit attributable to NBG equity shareholders going forward. However, we believe that the successful completion of such a sale is likely to benefit the Group in the following ways:

  •
  segregating the growth profile of the SEE business from concerns about the difficult Greek macro-economic conditions should better position Finansbank's businesses to the advantage of the region's anticipated return to a growth trajectory;

  •
  increasing Finansbank's independence and creating an additional capital market access point should further facilitate growth in the Turkish /SEE markets; and

  •
  realizing the value of any such sale to the Group and our shareholders will further strengthen our capital base and help us face the challenges ahead.

Non-Performing Loans

        Our level of non-performing loans increased from 4.9% of our loans portfolio at December 31, 2009 to 7.0% at December 31, 2010, and subsequently it has increased even further. We have made the necessary allowances for non-performing loans as at December 31, 2010, as appropriate in accordance with our provisioning policy, and having taken into account any collateral with respect to such loans. The effect of the economic crisis in Greece, the implementation of the IMF/eurozone Stabilization and Recovery Program and adverse macroeconomic conditions in the countries in which we operate may result in adverse effects on the credit quality of our borrowers, with increasing delinquencies and defaults. Provisions will continue to negatively affect net income in 2011. We also have provided for other probable losses inherent to the portfolio to the extent such losses are reasonably estimable. See Item 4.E, "Information on the Company-Selected Statistical Data—Credit Quality—Allowance for Loan Losses—Methodology".

        Non-performing loans generally remain on our balance sheet significantly longer than would be the case for banks in Western European countries. Write-offs of collateralized non-performing loans can only be made after all legal remedies for recovery, including realization of collateral, have been exhausted. We write off non-performing loans which are more than 36 months past due and which are not collateralized. The write-off of consumer loans that are not collateralized does not require the exhaustions of all legal remedies, as the Group's policies allow for a period of up to five years before the write-off. See Item 4.E, "Selected Statistical Data—Credit Quality—Non-Performing Loans, Allowance for Loan Losses, and Loan Loss Experience". The realization of collateral is more difficult during economic recession generally, and more so given the existing Greek legislation on mortgages that allows borrowers in arrears to delay payment. In addition, customer behavior has reflected expected legislation to restructure household debt. See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece".

        As part of our strategy to preserve the quality of our loan portfolio, we have improved our methods of assessing credit quality in our loan portfolio. In Greece, we have taken and are continuing to take steps to improve our credit approval and risk management procedures in order to reduce the amount of non-performing loans that occur in the future. See Item 4.E, "Selected Statistical Data—Credit Quality". Our credit procedures ensure consistency in the loan approval process throughout the Bank while tailoring this process to meet the specific needs of the Bank's borrowers. We have established centralized credit centers, thereby removing the decision-making discretion for loan approval from our branches. We have also established special divisions to monitor and strengthen our position with respect to delinquent commercial and consumer loans by working flexibly with clients (i.e., restructuring payments and taking additional collateral) to help them meet their payment obligations. See Item 4.E, "Selected Statistical Data—Credit Quality".

        Outside of Greece, we are in the process of fully harmonizing credit approval and credit review policies throughout the Group's lending operations in order to reduce future non-performing loans. For a discussion of these policies at the various Group banks, see Item 4.E, "Selected Statistical Data—Credit Quality".

Disposal of Non-Core Assets

        As part of our strategy to streamline our operations, we are disposing of certain investments in non-core businesses. In July 2008, we disposed of our non-controlling shareholding in Siemens Enterprise Communications S.A. for EUR 11.4 million. In December 2008, we disposed of our non-controlling shareholding in the hotel company Ellinikes Exohes for proceeds of EUR 3.5 million. In 2009, we disposed of 20% of Social Securities Funds Management S.A., which limited our participation to 20%, for a consideration of EUR 1.3 million and our non-controlling shareholding in Phosphoric Fertilizers Industry S.A. for a consideration of EUR 18.9 million. In addition, the Group received proceeds of approximately EUR 79.0 million in 2008, EUR 21.0 million in 2009 and EUR 6.8 million in 2010 from disposals of various real estate property holdings. We expect to continue divestitures of non-core assets in the future when circumstances permit.

Early Retirement

        In order to streamline their operations, some Group companies have implemented voluntary retirement schemes.

        On December 31, 2010 the Bank's wholly owned subsidiary EH completed the voluntary retirement scheme that had been announced on November 25, 2008, whereby employees fulfilling certain criteria had the opportunity to leave service receiving additional benefits to those provided by law, subject to the approval of the Voluntary Retirement Scheme Committee which included representatives of the company and its employees. A total of 237 employees have left service taking advantage of the provisions of the scheme (not including those who had subscribed to the scheme and subsequently withdrew their interest). The Group has recognized a total expense of EUR 46.7 million with respect to this scheme (EUR 16.8 million in 2008, EUR 24.6 million in 2009 and EUR 5.3 million in 2010) and no further cost is expected to be incurred. In 2008, Vojvodjanska implemented a voluntary retirement scheme with an additional expense of EUR 1.4 million, which was completed in 2010.

        We have also achieved further reductions in our cost base through voluntary retirements taken by certain employees of the Bank, allowing us to hire replacement personnel at a lower overall cost as well as restricted salary increases.

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

Income Tax and Taxation of Reserves

        The applicable Greek statutory corporation income tax rate is 25% for 2008 and 2009 and 24% for 2010.

        On March 31, 2011, Law 3943/2011 was enacted, according to which the nominal corporation tax is reduced to 20% for the periods commencing from January 1, 2011. Furthermore, upon profit distribution, approved by the general meetings of the shareholders as from January 1, 2012 and onwards, a 25% withholding tax is imposed on distributed profits. In particular, the distribution of profits approved in 2011 will be subject to a withholding tax of 21%.

        On May 6, 2010, Law 3845/2010 was enacted, according to which entities with total net income in excess of EUR 100 thousand are required to pay a special tax levy for purposes of reducing the State deficit as agreed with the IMF and the EU. The tax levy accrued to the Group's current year income statement amounted to EUR 26.1 million.

        In accordance with Law 3842/2010 the receivable amount of withholding taxes which is reflected in the Bank's corporation tax returns for the year 2009 is not refundable provided that it relates to taxes withheld on bond interest income. In this respect the Bank recognized in the income statement the amount of EUR 53.0 million.

        On December 10, 2009, Law 3808/2009 was enacted, according to which entities with profits exceeding EUR 5 million in 2008, were required to pay a special tax levy calculated on the higher of the taxable profits or IFRS profits reported for that year. The tax levy accrued to the Group's income statement in 2009, amounted to EUR 47.7 million.

        On January 29, 2008, Law 3634/2008 was enacted, whereby for years ending from 2007 onwards banks are subject to tax on profits which previously qualified as tax exempt and deriving from sale of stock exchange traded shares and stock exchange traded derivatives. The tax is calculated at the applicable corporation income tax rate.

Critical Accounting Policies, Estimates and Judgments

        The preparation of financial statements in accordance with U.S. GAAP requires management to make a number of judgments, estimates and assumptions that affect the reported amount of assets, liabilities, income and expense in our U.S. GAAP Financial Statements and accompanying notes. We believe that the judgments, estimates and assumptions used in the preparation of our U.S. GAAP Financial Statements are appropriate given the factual circumstances as of December 31, 2010.

        Various elements of our accounting policies, by their nature, are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. In particular, we have identified the following accounting policies which, due to the judgments, estimates and assumptions inherent to those policies, and the sensitivity of our financial condition and results of operations to those judgments, estimates and assumptions, are critical to an understanding of our financial statements.

Recognition and measurement of financial instruments at fair value

        Financial assets and liabilities that are trading instruments or are designated at fair value are recorded at fair value on the balance sheet date, with changes in fair value reflected in net trading loss in the income statement. Financial assets that are classified as AFS are recorded at fair value on the balance sheet date, with changes in fair value reflected in "Other comprehensive income". Judgment is involved in the determination of financial instruments to be designated at fair value in accordance with ASC 825 "Financial Instruments", such as loans, deposits and long-term debt. For more information on financial instruments designated at fair value, see Note 14, Note 20, Note 25 and Note 37 to the U.S. GAAP Financial Statements.

        The Group's management exercises judgment in determining the fair value of financial assets and liabilities. For exchange traded financial instruments, fair value is based generally on quoted market prices for the specific instrument. Where no active market exists, or where quoted prices are not otherwise available, we determine fair value using a variety of valuation techniques. These include present value methods, models based on observable input parameters, and models where some of the input parameters are unobservable. The Group considers both the credit risk of its counterparties, as well as its own creditworthiness in determining fair value of financial instruments, including OTC derivative instruments and financial liabilities designated at fair value in accordance with ASC 825. The Group has not recognized any gain or loss on revaluing fair values of derivatives to reflect counterparty risk or its own creditworthiness. If the Group had reflected such adjustments it would not have had a material impact on the valuations, because it seeks to reduce counterparty risk by standardizing relationships with counterparties through ISDA and GMRA contracts, which encompass all necessary netting and margining clauses. Additionally, for almost all active counterparties in OTC transactions, Credit Support Annexes (CSAs) have been put into effect, so that net current exposures are managed through margin accounts on a daily basis, through the exchange of cash collateral. For a further discussion on the management of counterparty credit risk and the effect of a change in interest rates and foreign exchange rates on our portfolio see Item 11, "Quantitative and Qualitative Disclosures about Market Risk", in this document.

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

        Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and are significant to the overall fair value measurement are classified as Level 3 under the fair value hierarchy established in ASC 820 "Fair Value Measurements and Disclosures". Inputs to valuation models are considered unobservable if they are supported by little or no market activity. In periods of extreme volatility, lessened liquidity or in illiquid markets, there may be more variability in market pricing or a lack of market data to use in the valuation process. An illiquid market is one in which little or no observable activity has occurred or one that lacks willing buyers or willing sellers.

        As of December 31, 2010, Level 3 assets amounted to EUR 264,022 thousand, which included EUR 36,862 thousand in trading assets, EUR 35,596 thousand in derivative assets and EUR 191,564 thousand in AFS securities. Level 3 assets represent 1.39% of assets measured at fair value (or 0.22% of total assets). As of December 31, 2010 Level 3 liabilities amounted to EUR 7,163 thousand, which included EUR 6,540 thousand in derivative liabilities and EUR 623 thousand in deposits. Level 3 liabilities represent 0.17% of the liabilities measured at fair value (or 0.01% of total liabilities). During 2010, the transfers out of Level 3 relate to debt securities that were reclassified to held-to-maturity and consequently are no longer measured at fair value. See

Note 37, to the U.S. GAAP Financial Statements included in this Annual Report for a table that presents the fair value of Level 1, 2 and 3 assets and liabilities on December 31, 2010.

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

        In 2008, 2009 and 2010 the Group recognized a goodwill impairment loss of EUR 4.6 million, nil and EUR 6.3 million respectively relating to private equity fund investments.

        Further details on this subject are given in Note 3 and Note 15 to the U.S. GAAP Financial Statements included in this Annual Report.

Allowance for loan losses

        The amount of the allowance set aside for loan losses is based upon management's ongoing assessments of the probable estimated losses inherent in the loan portfolio. Assessments are conducted by members of management responsible for various types of loans employing a methodology and guidelines that are continually monitored and improved. We assess whether objective evidence of impairment exists for all loans that are individually significant (i.e., specific allowances), and collectively for loans that are not considered individually significant (i.e., coefficient and homogeneous analysis).

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

        Insurance reserves increased from EUR 2.3 billion in 2009 to EUR 2.5 billion in 2010, due mainly to an increase in gross written premiums. Further details on this subject are provided in Note 3, "Summary of significant accounting policies", to the U.S. GAAP Financial Statements included in this Annual Report.

Net periodic benefit cost

        The net periodic benefit cost is actuarially determined using assumed discount rates, assumed rates of compensation increase and the expected return on plan assets. These assumptions are ultimately determined by reviewing the Group's salary increases each year. The expected long-term return on plan assets represents management's expectation of the average rate of earnings on the funds invested to provide for the benefits included in the projected benefit obligation. To determine the expected long-term rate of return assumption the Group and its advisors make forward-looking assumptions in the context of historical returns and volatilities for each asset class as well as correlations among asset classes. The expected long-term rate of return assumption is annually adjusted based on revised expectations of future investment performance of the overall capital markets, as well as changes to local regulations affecting investment strategy. The weighted average expected long-term rate of return assumption used in computing the 2010 net periodic pension cost was 6.4% compared to 6.1% for 2009. The rate of compensation decreased from 5.3% in 2009 to 5.1% in 2010. The discount rate decreased from 5.4% in 2009 to 5.2% in 2010. The change in assumptions and the difference between actual outcomes and assumptions resulted in a net actuarial loss of EUR 4.1 million in 2010. As at December 31, 2010, equity securities of the Bank represented 28% of plan assets of all Group funded defined benefit plans and therefore the performance of plan assets is largely dependent on the performance of the Bank's share price. The impact to the pension benefit obligation, as well as to service and benefit cost if certain assumptions are changed is further disclosed in Note 39, "Employee Benefit Plans", to the U.S. GAAP Financial Statements included in this Annual Report.

Impairment of available-for-sale and held-to-maturity financial assets

        Management follows the guidance of ASC 320 and is required to exercise judgment in determining whether an Other-Than-Temporary-Impairment ("OTTI") has occurred in securities classified as AFS or HTM. If an OTTI is identified, the unrealized losses recorded in accumulated other comprehensive income for the impaired security should be reclassified to net income. More information on assumptions and estimates requiring management judgment relating to the assessment of OTTI is provided in Note 3 "Summary of significant accounting policies" and details regarding the unrealized losses by type of investment are provided in Note 12 "Investment securities" to the U.S. GAAP Financial Statements included in this Annual Report, together with details regarding the unrealized losses by type of investment. During 2010, the Group has recognized an OTTI charge of EUR 89.5 million in relation to the majority of its equity securities and mutual fund units held with significant and prolonged unrealized losses. As at December 31, 2010, the Group had unrealized losses in AFS equity and debt instruments of EUR 20.9 million and EUR 3,355.3 million, respectively, and in HTM debt instruments of EUR 1,164.2 million, including EUR 171.0 million losses, which relate to the unamortized balance of the unrealized losses (before tax) that have been recorded in OCI prior to the reclassification in 2010 of certain of the HTM debt instruments from AFS.

        Where cash flows related to an investment are readily determinable, a low level of judgment may be involved. However, where determination of estimated future cash flows requires consideration of a number of variables, some of which may be unobservable, more significant judgment is required. The most significant judgment applied by management relates to OTTI in certain debt positions in Greek government bonds and other debt securities issued by Greek financial institutions. No OTTI has been recognized for these positions based on management's assessment that the Group neither has the intention to sell nor it expects it will be required to sell these securities before the recovery of their respective amortized cost bases, and that the issuers' payment obligations associated with these positions will be met on time and the full amount will be recovered. A key factor considered in this assessment was the existence of the IMF/eurozone Stabilization and Recovery Program for Greece, agreed in May 2010, which reduces the probability of default by the Hellenic Republic, and the existence of the Hellenic Republic bank support plan and the HFSF that significantly reduce the likelihood of default of the Greek banks.

        Other significant judgment applied by management relates to equity instruments, where it is necessary to evaluate the near-term prospects of the issuer in relation to the severity and duration of the impairment and assess whether recovery is unlikely even after considering management's intention and ability to hold the investment. In this context "near-term" is defined as the next twelve months. The majority of the unrealized losses relating to equity instruments relate to mutual fund units, all of which have losses of less than 20%.

        It is reasonably possible that outcomes in the next financial year could be different from the assumptions and estimates used in identifying OTTI. The recognition of OTTI charges would reduce the net income for the year by the amount disclosed above.

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

        The Group believes that realization of the recognized net Deferred Tax Asset ("DTA") of EUR 1,066.6 million at December 31, 2010 is more likely than not based upon expectations of future taxable income in Greece, and based on available tax planning strategies that would be implemented, if necessary, to prevent tax losses carry-forwards from expiring unused. The Group believes this is a critical accounting estimate due to the current market and economic conditions in Greece (see Item 3.D, "Risk Factors—Risks Relating to the Hellenic Republic Economic Crisis".

        The major components of the EUR 1,066.6 million of DTA are (i) the unrealised losses on the mark to market valuation of securities and derivatives of EUR 662.5 million, (ii) the revaluation of land and buildings of EUR 140.9 million and (iii) tax losses carried forward (mainly arising at the Bank level) of EUR 289.1 million.

        The unrealized losses from the mark to market valuation of debt securities and derivatives are mainly driven by fluctuations in interest rates as well as changes in the perceived credit worthiness of the issuer or counterparty. As at December 31, 2010 the Group had EUR 3.2 billion of unrealized losses in Greek government bonds in the available-for-sale and held-to-maturity portfolios (see Item 4.E, "Selected Statistical Data-Assets-Securities Portfolio" and Note 12 "Investment securities" to the U.S. GAAP Financial Statements), which the Group expects to fully recover in the future as described in "Impairment of available-for-sale financial assets" and Note 12 "Investment securities" to the U.S. GAAP Financial Statements. The income from collection of contractual cash flows on the Greek government bonds is predictable and when combined with other sources of future operating income produces sufficient taxable income for realization of the mark to market valuation DTA on debt securities and derivatives.

        Tax losses incurred in 2008, 2009 and 2010 by NBG have created a three-year cumulative pre-tax loss of EUR 1,320.2 million at December 31, 2010. The Group considers this cumulative loss position to provide significant negative evidence in assessing the realizability of DTAs. NBG has concluded that there is sufficient positive evidence to overcome the history of losses based on forecasts of sufficient taxable income in the carry-forward period.

        NBG's estimate of future taxable income is based on a business plan submitted to the Greek banking regulator. This business plan which was required to be prepared by all Greek banks under the IMF/eurozone Stabilization and Recovery Program, forecasts positive earnings for the Bank. This is expected to be complemented by steps to reduce the Bank's cost structure of the business, many of which have already been initiated. Therefore, NBG expects to generate sufficient taxable earnings to utilize the DTA related to the revaluation of land and buildings as well as to be able to fully realize the DTA on the tax losses carry-forward by 2015, that is within the 5-year carry-forward period provided by Greek tax law, exclusive of potential tax planning strategies. In addition, NBG intends to implement sufficient tax planning strategies, including potential sales of appreciated assets as and when needed, through which it expects to be able to realize the excess of appreciated value over the tax and book basis of its assets.

        The amount of the DTA considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced or if future taxable income does not materialize. Taxable income is calculated in accordance with applicable Greek tax laws and regulations and is not a financial measure determined in accordance with U.S. GAAP; accordingly taxable income should not be considered as equal to or an alternative to net income.

        NBG's ability to utilize its DTA to offset future taxable income may be significantly affected if NBG is involved in a merger under the Law 2166/1993. See Note 31 to the US GAAP Financial Statements for a further description of NBG's tax provision and related income tax assets and liabilities.

A.    Operating Results

Results of Operations for the year ended December 31, 2010 compared with the year ended December 31, 2009

        Overview.    Our results for the year ended December 31, 2010 were significantly impacted by the exceptionally adverse economic conditions, extraordinary tax charges and the substantial losses from the fall in the price of Greek sovereign bonds. These events have resulted in significantly higher provisions for loan losses during the year and OTTI charges of EUR 89.5 million for debt and equity securities and trading losses in the trading portfolio. Lower income from non-core asset disposals in 2010 also contributed to the 150.9% decrease in net income attributed to our shareholders from EUR 527.0 million in 2009 to incurred losses of EUR 268.1 million in 2010.

        Net Interest Income before provision for loan loss.    Net interest income before provision for loan losses grew by 8.0% to EUR 4,088.2 million for 2010, compared with EUR 3,786.3 million in 2009, underscoring the stability of the Group's business model even in period of crisis, and highlighting the importance of the geographical dispersion of the Group's income sources. Net interest margin was 3.8% in 2010 compared with 3.9% in 2009, despite the pressure from competition in domestic deposit gathering. The components of our net interest income for 2009 and 2010 are reflected in the following table:

	Year ended December 31,
			2009/2010 Change
	2009	2010
	(EUR in thousands)		(%)
Interest Income:
Loans	5,039,925	5,007,064	(0.7)
Securities available for sale	836,080	749,990	(10.3)
Securities held-to-maturity	9,425	95,304	911.2
Trading assets	185,720	134,356	(27.7)
Securities purchased under agreements to resell	28,553	13,510	(52.7)
Interest-bearing deposits with banks	63,515	61,532	(3.1)
Other	68,162	91,678	34.5

Total interest income	6,231,380	6,153,434	(1.3)

Interest Expense:
Deposits	(2,133,507)	(1,821,966)	(14.6)
Securities sold under agreements to repurchase	(90,052)	(75,712)	(15.9)
Other borrowed funds	(34,244)	(25,391)	(25.9)
Long-term debt	(184,144)	(139,450)	(24.3)
Other	(3,168)	(2,716)	(14.3)

Total interest expense	(2,445,115)	(2,065,235)	(15.5)

Net interest income before provision for loan losses	3,786,265	4,088,199	8.0
Provision for loan losses	(998,448)	(1,204,995)	20.7

Net interest income after provision for loan losses	2,787,817	2,883,204	3.4

        Our total interest income decreased by 1.3% to EUR 6,153.4 million for 2010, from EUR 6,231.4 million for 2009. The Group's interest income from loans in 2010 posted only a small decline of 0.7% compared with 2009, reflecting lower short and long-term interest rates prevailing throughout 2010 despite the increase in the Group's retail and corporate lending activities. Interest income from securities available for sale and trading assets decreased by 10.3% and 27.7% respectively whereas interest income from securities held-to-maturity increased ten times. This is mainly attributable to the transfers of investments securities, primarily Greek government bonds, between categories that took place within 2010 (see Note 12 to U.S. GAAP Financial Statements). Overall, interest income from securities decreased by 5.0% to EUR 979.7 million for 2010, from EUR 1,031.2 million for 2009 due to lower interest rates prevailing in Turkey.

        Our total interest expense decreased by 15.5% to EUR 2,065.2 million for 2010, from EUR 2,445.1 million for 2009, mainly due to lower rates paid for deposits and lower balances of individual customer deposits. Interest expense on deposits decreased by 14.6% for 2010 compared with

2009. This is mainly due to the decrease of interest bearing deposits from individuals by 7.7% as at December 31, 2010, compared with the corresponding balance as at December 31, 2009. Although, total deposits increased to EUR 93.9 billion as at December 31, 2010, from EUR 87.8 billion as at December 31, 2009, this increase was mainly due to the increase of interbank interest-bearing deposits to EUR 25.9 billion as at December 31, 2010 of which EUR 24.2 billion were due to ECB, as compared with EUR 16.6 billion as at December 31, 2009, of which EUR 11.0 billion were due to ECB.

        Allowance for Loan Losses.    During 2010, we posted provisions for loan losses of EUR 1,205.0 million, an increase of 20.7% from EUR 998.4 million during 2009, due to increased amount of balances becoming non-performing in all segments and geographical locations where the Group operates.

        Activity in the loan loss allowance for the years ended December 31, 2009 and 2010 was as follows:

	2009	2010
	(EUR in thousands)
Balance at beginning of year	1,232,626	2,065,178
Add: Provision for loan losses	998,448	1,204,995
Write-offs	(196,312)	(140,371)
Recoveries	29,663	23,249

Less: Net write-offs	(166,649)	(117,122)
Translation differences	753	22,354

Balance at end of year	2,065,178	3,175,405

        During 2010, the total loan loss allowance increased by 53.8% from EUR 2,065.2 million as at December 31, 2009 to EUR 3,175.4 million as at December 31, 2010. This increase was due to a substantially higher provision for loan losses charged in 2010 as a result of deteriorating credit quality due to adverse economic conditions in Greece.

        The increase in the provision for loan loss charged in 2010 combined with the lower increase of our loan portfolio (4.2% in 2010 compared to 7.6% in 2009) and with the lower amount of loans written off in 2010 have resulted in the significant increase of the loan loss allowance as a percentage of our total loan portfolio from 2.7% as at December 31, 2009 to 4.0% as at December 31, 2010.

	Year ended December 31,
	2009		2010
	(EUR in thousands)%		(EUR in thousands)%
Specific allowances	398,179	19.3	564,598	17.8
Coefficient analysis	88,803	4.3	106,415	3.4
Homogeneous analysis	838,103	40.6	1,451,790	45.7
Foreign loans	740,093	35.8	1,052,602	33.1

Total loan loss allowances	2,065,178	100.0	3,175,405	100.0

        All components of our loan loss allowances have increased during 2010, reflecting an increase in non-performing loans in all segments and geographical locations where the Group operates.

        The most significant increase is noted within the allowances related to homogeneous analysis, which almost doubled during 2010 from EUR 838.1 million as at December 31, 2009 to EUR 1,451.8 million as at December 31, 2010. This is in line with the significant increase of our retail non-performing loans during the same period.

        Specific allowances increased from EUR 398.2 million as at December 31, 2009 to EUR 564.6 million as at December 31, 2010. This net increase, combined with the write-offs of corporate loans, reflects both the increase of customers for which specific allowance is calculated and the additional allowances on already impaired customers due to adverse economic conditions.

        Coefficient allowances increased from EUR 88.8 million as at December 31, 2009 to EUR 106.4 million as at December 31, 2010, reflecting both the increase of customers provided for using this methodology as well as a slight downgrading of customers to a credit rating requiring higher loan loss allowances.

        Overall, the provision for domestic loans losses charged in the income statement amounted to EUR 878.1 million in 2010 compared to EUR 591.6 million in 2009 in line with the net increase of 50.4% of domestic non-performing loans from EUR 2,402.5 million as at December 31, 2009 to EUR 3,612.7 million as at December 31, 2010.

        Foreign loan loss allowances increased by 42.2% from EUR 740.1 million as at December 31, 2009 to EUR 1,052.6 million as at December 31, 2010 since our subsidiaries in Turkey and in SEE required new allowances to cover identified losses. Provision for foreign loans losses charged during the year decreased by 19.6% from EUR 406.8 million in 2009 to EUR 326.9 million in 2010. This reduction is primarily attributed to the lower loss rates applied on foreign loans that became non-performing within 2010.

        The total loan loss allowance increased in line with our non-performing loans. The ratio of total loan loss allowance increased to 57.5% as at December 31, 2010 compared with 56.0% as at December 31, 2009. This increase reflects the deterioration of the quality of our loan portfolio as discussed above.

        Net interest income after provisions for loan losses increased by 3.4% to EUR 2,883.2 million in 2010 from EUR 2,787.8 million in 2009.

        Non-interest Income.    Non-interest income decreased by 54.7% to EUR 778.6 million for 2010, compared to EUR 1,719.5 million for 2009. The following table summarizes the principal components of non-interest income during each of the two years ended December 31, 2009 and 2010:

	Year ended December 31,
			2009/2010 Change
	2009	2010
	(EUR in thousands)		(%)
Credit card fees	200,939	188,771	(6.1)
Service charges on deposit accounts	49,005	52,722	7.6
Other fees and commissions	502,140	475,692	(5.3)
Net trading losses	(87,096)	(1,085,160)	(1,145.9)
Net realized gains/(losses) on sales of available-for-sale securities	(8,399)	(23,957)	(185.2)
Equity in earnings of investees and realized gains/(losses) on disposals	(27,879)	9,245	133.2
Income from insurance operations	990,054	1,017,172	2.7
Other	100,736	144,081	43.0

Total non-interest income	1,719,500	778,566	(54.7)

        Our net trading losses consist of valuation losses in our bond portfolio and derivative positions. They also include a realized gain of EUR 10.9 million from the buy back of EUR 110.2 million of hybrid securities issued by NBG Funding Ltd. Net trading losses increased to EUR 1,085.2 million in 2010 from EUR 87.1 million in 2009. The increase in income from insurance operation reflects mainly the increase in gross written premia of the motor line of business as a result of the higher penetration in the Greek market.

        Non-interest Expense.    Non-interest expense increased by 3.1% to EUR 3,812.1 million for 2010, compared with EUR 3,697.4 million for 2009.

	Year ended December 31,
			2009/2010 Change
	2009	2010
	(EUR in thousands)		(%)
Salaries, employee benefits and voluntary early retirement schemes	1,557,784	1,511,875	(2.9)
Occupancy and equipment expense	166,385	171,919	3.3
Amortization and depreciation	188,025	209,216	11.3
Impairment of goodwill	—	6,320	—
Insurance claims, reserves movement, commissions and reinsurance premia ceded	898,934	941,589	4.7
Other non-interest expense and deposit insurance premium	886,284	971,203	9.6

Total non-interest expense	3,697,412	3,812,122	3.1

        Salaries, employee benefits and voluntary early retirement schemes decreased by 2.9% and amounted to EUR 1,511.9 million in 2010 from EUR 1,557.8 million in the same period in 2009, reflecting the effect of the management's cost-cutting measures which was partially offset by the increase by 13.0% of the salaries and employee benefits in the segment "Turkish operations" due to the opening of 41 new branches in 2010 and additional 1,627 employees. Insurance claims, reserves movement, commissions and reinsurance premia ceded increased in line with the higher production in the motor line of business mentioned above.

        Income / (Loss) Before Income Tax Expense.    In 2010, the Group reported losses before income tax expense of EUR 150.4 million, a 118.6% decrease as compared to income before income tax expense of EUR 809.9 million in 2009, due principally to higher net trading losses, realized losses on sales of AFS securities,increased provisions made by the Bank and its banking subsidiaries in SEE taken during 2010 in light of deteriorating economic conditions and higher net non-interest expense.

        Income Tax Expense.    In 2010, we recognized a current tax expense of EUR 260.2 million and a deferred tax benefit of EUR 163.7 million compared to a current tax expense of EUR 163.7 million and a deferred tax expense of EUR 56.9 million in 2009. Our total tax expense in 2010 amounted to EUR 61.6 million compared to EUR 220.6 million in 2009. The applicable Greek statutory corporation income tax rate was 24% for 2010 and 25% for 2009. However, in accordance with tax Law 3943/2011, which was enacted in March 2011, the nominal corporation tax rate for the periods commencing from January 1, 2011, is reduced to 20%.

        In 2009, in accordance with Law 3845/2010, a non-recurring tax was imposed on legal entities for social responsibility purposes and is calculated on the total net income for the year 2009, provided that it exceeded EUR 100 million. The tax accrued to the Group's current year income statement in accordance with this Law, amounted to EUR 26.1 million.

        Also, included in tax expense for 2009 is the amount of EUR 47.7 million related to a special tax levy, following the new tax legislation enacted on December 10, 2009 (Law 3808/2009), according to which entities with profits exceeding EUR 5 million in 2008, are required to pay this special tax levy.

        The effective tax rate for the Group in 2010 was approximately 41.0% while in 2009 it was 27.2%.

        Net Income / (Loss).    For the reasons discussed above, net losses attributable to NBG shareholders were EUR 268.1 million for 2010, compared with a net income of EUR 527.0 million for 2009.

        Exchange Rate Exposure.    The Group is an active participant in the foreign exchange markets and also grants loans denominated in currencies other than the euro. The Group's goal in managing exchange rate exposure is to minimize the effect of exchange rate fluctuations on profitability. The

Group adheres to central Bank guidelines and other guidelines applicable to the Group and actively manages its foreign currency position. To the extent that foreign currency-denominated assets are not matched with liabilities denominated in the same currencies, the Group engages in swaps and other economic hedging transactions in order to reduce the effects of these imbalances. Furthermore, following the Group's expansion to Turkey (through the Finansbank acquisition) the exposure to Turkish lira has increased. The Group closely monitors its exposure to the TL arising from the net investment in Finansbank and when necessary it engages in swap and other economic hedging transactions in order to reduce the volatility in the Group's equity arising on the translation of Finansbank's net assets from TL to Euro. As at December 31, 2010, approximately 21.7% of the Group's liabilities and 26.2% of the Group's assets were denominated in currencies other than euro, before taking into account economic hedging transactions. For more information on foreign exchange risk see Item 11, "Quantitative and Qualitative Disclosures About Market Risk".

Results of Operations for the year ended December 31, 2009, compared with the year ended December 31, 2008

        Overview.    Our results for the year ended December 31, 2009, were significantly impacted by deteriorating global financial conditions and in particular the financial crisis which accelerated after the Lehman Brothers' bankruptcy filing in September 2008. The impacts of these events resulted in significantly higher provisions for loan losses during the year, OTTI charges of EUR 358.3 million for debt and equity securities and trading losses in the trading portfolio in the fourth quarter of 2009. Lower income from non-core asset disposals, higher tax expense and impairment of our associates in 2009 also contributed to the decrease in net income attributed to our shareholders by 35.8% in 2009 to EUR 527.0 million from EUR 821.4 million in 2008.

        Net Interest Income before provision for loan losses.    Net interest income before provision for loan losses grew by 11.2% to EUR 3,786.3 million for 2009, compared with EUR 3,405.1 million in 2008, underscoring the stability of the Group's business model even in period of crisis, and highlighting the importance of the geographical dispersion of the Group's income sources. Net interest margin was almost unaffected, at 3.9% in 2009, despite the pressure from competition in deposit gathering. The components of our net interest income for 2008 and 2009 are reflected in the following table:

	Year ended December 31,
			2008/2009 Change
	2008	2009
	(EUR in thousands)		(%)
Interest Income:
Loans	5,173,987	5,039,925	(2.6)
Securities available for sale	603,029	836,080	38.6
Securities held-to-maturity	3,052	9,425	208.8
Trading assets	491,151	185,720	(62.2)
Securities purchased under agreements to resell	95,502	28,553	(70.1)
Interest-bearing deposits with banks	232,311	63,515	(72.7)
Other	96,045	68,162	(29.0)

Total interest income	6,695,077	6,231,380	(6.9)

Interest Expense:
Deposits	(2,704,685)	(2,133,507)	(21.1)
Securities sold under agreements to repurchase	(260,522)	(90,052)	(65.4)
Other borrowed funds	(32,339)	(34,244)	5.9
Long-term debt	(290,943)	(184,144)	(36.7)
Other	(1,452)	(3,168)	118.2

Total interest expense	(3,289,941)	(2,445,115)	(25.7)

Net interest income before provision for loan losses	3,405,136	3,786,265	11.2
Provision for loan losses	(425,537)	(998,448)	134.6

Net interest income after provision for loan losses	2,979,599	2,787,817	(6.4)

        Our total interest income decreased by 6.9% to EUR 6,231.4 million for 2009 from EUR 6,695.1 million for 2008. The Group's interest income from loans in 2009 posted only a small decline of 2.6% compared with 2008, reflecting lower short and long-term interest rates prevailing throughout 2009 despite the increase in the group's retail and corporate lending activities. The decrease in funds placed with other banks through interbank lending led to the lower interest income from interest-bearing deposits with banks.

        Our total interest expense decreased by 25.7% to EUR 2,445.1 million for 2009, from EUR 3,289.9 million for 2008 mainly due to lower short- and long-term interest rates. Interest on deposits decreased by 21.1% in 2009, despite the increased deposit balances. Total deposits increased to EUR 87.8 billion as at December 31, 2009, from EUR 80.5 billion as at December 31, 2008.

        Allowance for Loan Losses.    During 2009, we posted provisions for loan losses of EUR 998.4 million, an increase of 134.6% from EUR 425.5 million during 2008, due to increased amount of balances becoming non-performing in all segments and geographical locations where the Group operates.

        Activity in the loan loss allowances for the years ended December 31, 2008 and 2009 was as follows:

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

        All components of our loan allowances have increased during 2009, reflecting an increase in non-performing loans in all segments and geographical locations where the Group operates.

        The most significant increase is noted within the homogeneous allowances, which almost doubled during 2009 from EUR 422.5 million as at December 31, 2008 to EUR 838.1 million as at December 31, 2009. This is in line with the significant increase of our retail non-performing loans during the same period.

        Specific allowances increased from EUR 344.3 million in as at December 31, 2008 to EUR 398.2 million as at December 31, 2009. This net increase, combined with the write-offs of corporate loans, reflects both the increase of individually assessed customers and the additional allowances on already impaired customers due to the adverse economic conditions.

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

        Non-interest Income.    Non-interest income decreased by 11.3% to EUR 1,719.5 million for 2009, compared to EUR 1,544.6 million for 2008. The following table summarizes the principal components of non-interest income during each of the two years ended December 31, 2008 and 2009:

	Year ended December 31,
			2008/2009 Change
	2008	2009
	(EUR in thousands)		(%)
Credit card fees	243,048	200,939	(17.3)
Service charges on deposit accounts	50,546	49,005	(3.0)
Other fees and commissions	554,161	502,140	(9.4)
Net trading losses	(329,550)	(87,096)	(73.6)
Net realized gains/losses on sales of available-for-sale securities	8,415	(8,399)	(199.8)
Equity in earnings of investees and realized gains/(losses) on disposals	(23,730)	(27,879)	17.5
Income from insurance operations	852,557	990,054	16.1
Other	189,119	100,736	(46.7)

Total non-interest income	1,544,566	1,719,500	11.3

        Fees from credit cards and other banking activities were lower in 2009, by 17.3% and 9.4% respectively. In 2009, we have recorded net realized gains on AFS securities of EUR 349.9 million compared to gains EUR 26.2 million in 2008. This increase was offset by increased Other-than-temporary-impairment charges in 2009 of EUR 358.3 million relating to our debt and equity portfolio compared to EUR 17.8 million in 2008. As a result, in 2009 we had net losses on available-for-sale securities of EUR 8.4 million, compared to gains of EUR 8.4 million in 2008. Net trading losses decreased to EUR 87.1 million in 2009 from EUR 329.6 million in 2008. Our net trading losses consist of valuation losses in our bond portfolio and derivative positions. They also include a realized gain of EUR 224.7 million from the buy-back of EUR 960.4 million of hybrid securities issued by NBG Funding Ltd. The increase in income from insurance operation reflects mainly the increase in gross written premia of the motor line of business as a result of the higher penetration in the Greek market.

        Non-interest Expense.    Non-interest expense increased by 9.4% to EUR 3,697.4 million for 2009, compared with EUR 3,379.0 million for 2008.

        The following table summarizes the principal components of non-interest expense during each of the two years ended December 31, 2008 and 2009.

	Year ended December 31,
			2008/2009 Change
	2008	2009
	(EUR in thousands)		(%)
Salaries, employee benefits and voluntary early retirement schemes	1,439,415	1,557,784	8.2
Occupancy and equipment expense	151,274	166,385	10.0
Amortization and depreciation	162,478	188,025	15.7
Impairment of goodwill	4,585	—	—
Insurance claims, reserve movement, commissions and reinsurance premia ceded	741,565	898,934	21.2
Other non-interest expense and deposit insurance premium	879,679	886,284	0.8

Total non-interest expense	3,378,996	3,697,412	9.4

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

        Income Tax Expense.    In 2009, we recognized a current tax expense of EUR 163.7 million and a deferred tax expense of EUR 56.9 million compared to a current tax expense of EUR 160.1 million and a deferred tax expense of EUR 82.0 million in 2008. Our total tax expense in 2009 amounted to EUR 220.6 million compared to EUR 242.1 million in 2008. The applicable Greek statutory corporation income tax rate was 25% for 2009 and 2008 and will be gradually reduced by 1% each year from 24% in 2010 to 20% in 2014. The effective tax rate for the Group in 2009 was approximately 27.2% while in 2008 was 21.1%.

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

        NBG Group manages its business through the following business segments:

Retail Banking

        Retail banking includes all individual customers, professionals, small-medium and small sized companies (companies with annual turnover of up to EUR 2.5 million) of the Greek operations. The Bank, through its extended network of branches, offers to its retail customers various types of loan, deposit and investment products as well as a wide range of other traditional services and products.

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

Insurance

        The Group offers a wide range of insurance products through its subsidiary company, EH and other subsidiaries in SE Europe and Turkey.

International

        The Group's international banking activities, other than its Turkish operations, include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish Operations

        The Group's banking activities in Turkey through Finansbank and its subsidiaries, include a wide range of traditional commercial banking services, such of commercial and retail credit, trade financing, foreign exchange and taking of deposits.

Breakdown by business segment

12-month period ended December 31, 2010	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in thousands)
Net interest income	1,368,231	621,918	472,177	54,066	461,836	1,053,634	116,095	4,147,957
Net fee and commission income	127,788	77,841	37,556	8,054	102,260	262,723	(6,297)	609,925
Other	(25,223)	(73,770)	(205,549)	101,146	28,456	47,939	8,595	(118,406)

Total operating income	1,470,796	625,989	304,184	163,266	592,552	1,364,296	118,393	4,639,476

Direct costs	(683,711)	(53,058)	(77,823)	(159,653)	(300,583)	(659,239)	(160,099)	(2,094,166)
Allocated costs and provisions	(1,155,003)	(259,477)	(60,472)	(37,603)	(209,568)	(144,586)	(42,569)	(1,909,278)
Share of profit of associates	—	—	310	903	1,055	289	(959)	1,598

Profit/(loss) before tax	(367,918)	313,454	166,199	(33,087)	83,456	560,760	(85,234)	637,630

Segment assets as at December 31, 2010
Segment assets	30,079,448	18,957,278	29,793,880	3,052,124	10,506,104	20,619,183	7,129,220	120,137,237
Deferred tax assets and Current income tax advance								607,368

Total assets								120,744,605

Other Segment items
Depreciation and amortization(1)	19,746	1,291	5,968	9,698	35,483	53,633	101,441	227,260

Credit provisions and other impairment charges	796,593	204,037	39,865	36,987	209,528	144,586	18,731	1,450,327
Non-current assets additions	8,730	13,254	4,093	5,137	52,360	67,704	105,934	257,212

(1)
Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortisation and write-offs of intangible assets recognised on business combinations.

12-month period ended December 31, 2009	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in thousands)
Net interest income	1,402,316	536,138	584,022	48,832	488,762	968,856	(62,611)	3,966,315
Net fee and commission income	166,243	72,270	95,488	3,872	94,040	228,546	(71)	660,388
Other	(26,448)	(67,169)	268,099	149,498	17,873	96,860	11,679	450,392

Total operating income	1,542,111	541,239	947,609	202,202	600,675	1,294,262	(51,003)	5,077,095

Direct costs	(670,025)	(53,509)	(79,390)	(182,192)	(302,526)	(523,994)	(255,232)	(2,066,868)
Allocated costs and provisions	(798,813)	(207,704)	(190,290)	(70,431)	(189,914)	(250,085)	(51,042)	(1,758,279)
Share of profit of associates	—	—	(1,429)	560	783	(190)	393	117

Profit /(Loss) before tax	73,273	280,026	676,500	(49,861)	109,018	519,993	(356,884)	1,252,065

Segment assets as at December 31, 2009
Segment assets	31,961,306	18,639,070	26,859,396	2,851,745	11,446,389	15,819,570	5,453,008	113,030,484
Deferred tax assets and Current income tax advance								363,699

Total assets								113,394,183

Other Segment items
Depreciation and amortization(1)	20,096	1,021	3,538	9,127	32,688	42,186	104,784	213,440

Credit provisions and other impairment charges	442,576	151,257	171,804	69,813	189,914	250,085	28,196	1,303,645
Non-current assets additions	14,814	634	11,741	8,289	62,445	58,782	115,725	272,430

(1)
Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortisation and write-offs of intangible assets recognised on business combinations.

12-month period ended December 31, 2008	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in thousands)
Net interest income	1,718,379	324,967	200,908	46,097	454,389	872,623	(37,829)	3,579,534
Net fee and commission income	189,667	65,826	113,335	6,414	106,583	291,839	(1,595)	772,069
Other	1,087	(62,487)	172,794	142,412	60,680	37,399	222,343	574,228

Total operating income	1,909,133	328,306	487,037	194,923	621,652	1,201,861	182,919	4,925,831

Direct costs	(630,072)	(46,005)	(83,807)	(172,360)	(309,286)	(564,677)	(226,795)	(2,033,002)
Allocated costs and provisions	(565,018)	(86,039)	(32,679)	(2,147)	(83,730)	(114,750)	(42,520)	(926,883)
Share of profit of associates	—	—	(468)	595	440	—	(29,499)	(28,932)

Profit before tax	714,043	196,262	370,083	21,011	229,076	522,434	(115,895)	1,937,014

Segment assets as at December 31, 2008
Segment assets	28,511,304	18,429,200	23,312,965	2,380,694	11,073,694	14,451,982	2,790,681	100,950,520
Tax assets								372,722

Total assets								101,323,242

Other Segment items
Depreciation, amortisation & impairment charges	16,820	807	7,597	9,364	28,139	40,011	88,167	190,905

Provision for loans impairment & advances	259,493	42,581	15,151	1,586	83,730	114,750	20,340	537,631
Non-current assets additions	33,035	412	3,766	8,213	59,747	69,118	205,156	379,447

Segment analysis for year ended December 31, 2010 compared to the year ended December 31, 2009 based on IFRS

        The Group's overall decrease in profit before tax in 2010 compared to the same period in 2009, primarily reflects the losses before tax in our retail and insurance business segments and significantly lower results in global markets & asset management, which were only partially offset by improved performance in corporate & investment banking and Turkish operations.

        The decrease in profit before tax in our retail banking segment is due to lower interest income and to the increased cost of provisions for loan losses. Net interest income was negatively affected by the increased rates paid to depositors during 2010 to preserve our market share as a result of increased competitive pressures as other domestic banks were seeking to attract liquidity. Impairment charges for credit losses increased to EUR 796.6 million in 2010 from EUR 442.6 million in 2009.

        Improved results in our corporate and investment banking in 2010, were primarily due to increased net interest income reflecting the effectiveness of our repricing efforts in our Greek corporate loan portfolio, which outpaced the increased provision charges for loan loss allowances.

        Profit before tax from our international operations decreased to EUR 83.5 million in 2010 from EUR 109.0 million in 2009. This decrease in profit before tax was principally due to decreased net interest income and to a significant increase in provisions amounting to EUR 209.6 million in 2010 compared with EUR 189.9 million in 2009. Net interest income from our International operations, as described in Item 4. "Information on the Company—International", decreased for 2010 to EUR 461.8 million from EUR 488.8 million in 2009.

        Profit before tax from our Turkish operations increased in 2010 to EUR 560.8 million from EUR 520.0 million in 2009 despite the increase in direct costs to EUR 659.2 million in 2010 compared to EUR 524.0 million in 2009. The increase in direct costs by 25.8% is mainly attributed to Finansbank's network expansion programme, which brought the number of branches to over 500 by the end of 2010. Impairment charges for credit losses decreased to EUR 144.6 million in 2010 from EUR 250.1 million in 2009, reflecting both the recovery of the Turkish economy and the stabilization of new delinquencies at lower levels as compared to 2009.

        The business segment "Other" comprises of proprietary real estate management, hotel and warehousing business, other unallocated income and expenses of the Group, intersegment eliminations, as well as the share of profits or losses of our associate undertakings. The reduction of losses in this segment in 2010 as compared to 2009, is attributable to the increase of net interest income/(expense) from EUR (62.6) million in 2009 to EUR 116.1 million in 2010 and the decrease of direct costs from EUR 255.2 million in 2009 to EUR 160.1 million in 2010 reflecting the effectiveness of the cost cutting measures.

Segment analysis for year ended December 31, 2009 compared to the year ended December 31, 2008 based on IFRS

        The Group's overall decrease in profit before tax in 2009 compared to the same period in 2008, primarily reflects the significantly lower results in our retail and international segments and losses in the insurance business segment, which were only partially offset by improved performance in our global markets & asset management and corporate & investment banking segments.

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

        Improved results in our global markets & asset management in 2009, were primarily due to increased net interest income benefiting from significantly lower cost of funding and overall realized gains from trading activity.

        Improved results in our corporate & investment banking segment in 2009 were primarily due to the increase in net interest income, reflecting the effectiveness of our repricing efforts in our Greek corporate loan portfolio, which outpaced the increased provision charges for loan loss allowances for that segment.

        Profit before tax from our international operations decreased at EUR 109.0 million in 2009 compared to EUR 229.1 million in 2008. This decrease in profit before tax was principally due to decreased other income and to a significant increase in provisions amounting to EUR 189.9 million in 2009 compared with EUR 83.7 million in 2008. Net interest income from our International operations, as described in Item 4. "Information on the Company—International", increased for 2009 to EUR 488.8 million from EUR 454.4 million in 2008.

        Profit before tax from our Turkish operations remained stable in 2009 to EUR 520.0 million from EUR 522.4 million in 2008. Finansbank recorded increased provisions for loan losses amounting to EUR 250.1 million in 2009 compared to EUR 114.8 million in 2008 reflecting the growth in non-performing section of the loan portfolio, which was partially offset by an increase of TL 96.2 million in net interest income due to higher loan volumes and an increase in interest rates.

        The business segment "Other" comprises of proprietary real estate management, hotel and warehousing business, other unallocated income and expenses of the Group, intersegment eliminations, as well as the share of profits or losses of our associate undertakings. Increased losses in this segment in 2009, compared to 2008, resulted from an absence of gains from real estate disposals, increased net interest expense and increased payroll expenses in that same period.

B.    Liquidity and Capital Resources

Liquidity Management

        Our principal sources of liquidity are our own funds, our deposit base and repurchase agreements with the ECB, as well as long-term debt, covered bonds and credit lines with other banks and our participation in the Hellenic Republic bank support plan in the form of issuance of state guarantee notes. We also derive liquidity from cash generated by operations and disposals of securities and other assets.

        The reduced access to inter-bank and wholesale funding markets affecting all Greek banks combined with a reduction in domestic deposits has resulted in increased reliance on ECB repo facilities in 2010. This reliance on the ECB has continued through 2011. In response to the international financial crisis, the ECB has significantly expanded the scope of its repo facilities both by permitting full allocation of bids, instead of auction process for certain tenors, lengthening tenors and broadening the scope of collateral it accepts. Though it has begun to normalize the functioning of its repo facility, it still offers unlimited access to short term repos, currently including the three month tenor.

        As at December 31, 2010, net ECB funding amounted to EUR 19.9 billion, while net secured funding in the interbank markets was EUR 2.4 billion. ECB funding amounts as at December 31, 2009 and as at December 31, 2008 were EUR 11.0 billion and EUR 8.8 billion, respectively. On July 28, 2010, the ECB introduced a new sliding scale of haircuts for assets used as collateral for ECB funding. The new scale applies from January 1, 2011 to assets with lower credit ratings, except for government bonds. As at December 31, 2010, the total amount of the instruments pledged in favor of the ECB exceeds EUR 35 billion, including EUR 12 billion of guarantees provided under the second pillar of the Hellenic Republic bank support plan (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic Bank Support Plan"). In addition to ECB funding, the Bank has access to repo lines from international banks totaling EUR 4.7 billion. These repos are guaranteed by Greek government bonds and have maturities of up to twelve months.

        The following table provides a summary of our interbank borrowing activity for each of the three years ended December 31, 2008, 2009 and 2010.

	Year ended December 31,
	2008	2009	2010
	(EUR in thousands)
Interbank lending	1,750,516	3,077,953	6,398,767
ECB borrowing	(8,751,215)	(11,049,792)	(24,214,517)
Interbank borrowing	(4,409,568)	(5,595,731)	(1,655,034)

Net interbank borrowing	(11,410,267)	(13,567,570)	(19,470,784)

        In addition, the Group enters into agreements to repurchase securities sold as a means of collateralized financing with inter-bank counterparties. The following table provides quantification of the average quarterly balance for each of the three years ended December 31, 2008, 2009 and 2010, as well as the period end balance for each of these quarters and the maximum balance at any month-end.

	Year ended December 31,
	2008	2009	2010
	(EUR in thousands)
Average balance Q.1.	4,276,550	2,806,353	7,772,025
Period end balance Q.1.	4,545,518	3,388,670	8,192,043
Maximum balance Q.1.	5,086,100	3,388,670	9,861,416
Average balance Q.2.	4,430,080	3,304,314	5,353,290
Period end balance Q.2.	4,567,642	2,287,075	4,318,192
Maximum balance Q.2.	4,567,642	3,915,039	4,910,773
Average balance Q.3.	4,357,673	4,198,026	4,279,904
Period end balance Q.3.	4,943,570	5,202,192	4,004,623
Maximum balance Q.3.	4,943,570	5,386,574	4,517,778
Average balance Q.4.	4,091,919	5,012,842	3,365,732
Period end balance Q.4.	1,757,153	4,485,440	3,538,289
Maximum balance Q.4.	4,940,862	5,316,094	3,538,289

        Operating cash flow provides us with an important source of liquidity. The following table provides a summary of our cash flows for each of the three years ended December 31, 2008, 2009 and 2010.

	Year ended December 31,
	2008	2009	2010
	(EUR in thousands)
Cash flows from operating activities	5,670,844	(372,239)	1,371,124
Cash flows from investing activities	(20,104,102)	(10,089,040)	(9,494,724)
Cash flows from financing activities	11,883,627	10,358,039	8,121,472
Effect of exchange rate change on cash and due to banks	(136,957)	(6,559)	7,904

Net increase / (decrease) in cash and due from banks	(2,686,588)	(109,799)	5,776
Cash and due from banks at beginning of year	4,226,768	1,540,180	1,430,381
Cash and due from banks at end of year (assets classified as held for sale)	(10)	—	—

Cash and due from banks at end of year	1,540,170	1,430,381	1,436,157

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

        During 2010 our loan portfolio increased by EUR 3,204.5 million. This lending activity was funded by excess liquidity from deposits, which increased by EUR 6,061.1 million and an increase in other borrowed funds and long-term debt of EUR 1,249.8 million.

Capital Management

        In 2009 we took measures to strengthen our capital in anticipation of expected changes in Greek capital adequacy requirements as set by the Basel Committee under the Capital Adequacy Directive. In line with our proactive approach to capital management, in June 2009, we completed tender offers for any and all of our outstanding non-cumulative, non-voting preferred securities issued by our wholly owned subsidiary, National Bank of Greece Funding Limited, and guaranteed on a subordinated basis by the Bank. These tender offers created additional Core Tier I capital in the Bank's capital structure and strengthened the quality of our capital base, although overall Tier I capital was reduced.

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

        On February 18, 2010, the Second Repeat General Meeting of the Bank's shareholders authorized the Board of Directors to issue bonds convertible into shares, in accordance with the provisions of articles 3a and 13 of the Companies Act and article 5 of the Bank's Articles of Association, for a period of five years, up to an amount corresponding to 50% of the paid-up Common stock of the Bank as at the time of the authorization of this right, i.e. EUR 1,696 million. The Meeting delegated it to the Board to decide the particular terms and details of such issuance, as well as the procedure by which the bonds would be converted to shares.

        In accordance with the above authorizations, the Board of Directors on September 10, 2010, approved the increase of the Bank's ordinary share capital through a rights issue by offering:

  a)
  121,408,315 new ordinary shares of nominal value of EUR 5.0 each and subscription price of EUR 5.20 each. The shares were offered to existing ordinary shareholders at a ratio of 1 new share for every 5 shares held. The total capital raised amounted to EUR 631.3 million of which EUR 607.0 million was credited to "Common stock" and the remaining EUR 24.3 million to "Additional paid-in capital" account. The new shares were listed on the ATHEX on October 19, 2010; and

  b)
  227,640,590 convertible bonds convertible into 227,640,590 new ordinary shares of nominal value of EUR 5.0 each and at a subscription price of EUR 5.20 each. The bonds were offered to existing ordinary shareholders at a ratio of 3 convertible bonds for every 8 shares held. The convertible bonds carried no interest and were convertible to ordinary shares after 7 days from their issuance. The total capital raised amounted to EUR 1,183.7 million of which EUR 1,138.2 million was credited to "Common stock" and the remaining EUR 45.5 million to "Additional paid-in capital" account. The new shares were listed on the ATHEX on October 25, 2010.

        We are focused on enhancing our strong capital base, especially in the current economic environment where our ability to manage capital and liquidity faces significant challenges. Accordingly, we continue to explore all capital raising and liability management opportunities that may be available to us in light of market conditions.

        The table below sets forth the credit ratings that have currently been assigned to the Bank by Moody's, Standard & Poor's and Fitch.

Rating agency	Long-term foreign currency deposit rating(1)	Short-term foreign currency deposit rating(1)	Outlook for the Bank's ratings	Financial strength of the Bank— Individual(1)	Subordinated debt of the Bank(1)	Preferred stock of the Bank(1)
Moody's	B3	Not Prime	Negative	E	Caa2	Ca
Standard & Poor's	CCC	C	Negative	—	—	—
Fitch	B+	B	Negative watch	D/E	—	CCC

(1)
A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

        Further downgrades by rating agencies could have a negative impact on the Bank's ability to raise both capital and liquidity. It could also, coupled with the deterioration of the market conditions, lead to higher spreads on bonds.

        As at December 31, 2010, total assets were EUR 118.8 billion, a 4.9% increase from the Group's total assets of EUR 113.2 billion, as at December 31, 2009, which in turn was an 11.1% increase from the Group's total assets of EUR 101.9 billion as at December 31, 2008. Deposits with the central bank were EUR 3.0 billion in 2010, EUR 2.9 billion in 2009 and EUR 2.9 billion in 2008. Federal funds sold and securities purchased under agreements to resell were EUR 146.3 million as at December 31, 2010, EUR 532.1 million as at December 31, 2009 and EUR 657.1 million as at December 31, 2008. Interest-bearing deposits with banks were EUR 6.4 billion in 2010, EUR 3.1 billion in 2009 and EUR 1.8 billion in 2008. The Group's securities portfolio including money market investments was EUR 20.1 billion as at December 31, 2010, EUR 20.2 billion as at December 31, 2009, and EUR 14.7 billion as at December 31, 2008.

        The Group's loan portfolio increased from EUR 70.5 billion at December 31, 2008 to EUR 75.8 billion at December 31, 2009 and to EUR 79.0 billion at December 31, 2010. At December 31, 2010, the Group's loan portfolio accounted for 66.5% of total assets. Allowance for loan losses increased from EUR 1.2 billion in 2008 to EUR 2.1 billion in 2009 and to EUR 3.2 billion in 2010. See Item 4.E, "Selected Statistical Data—Assets—Loan Portfolio".

        Deposits increased from EUR 80.5 billion on December 31, 2008 to EUR 87.8 billion on December 31, 2009 and to EUR 93.9 billion on December 31, 2010. Of these, interbank funding, including funding from the ECB, increased from EUR 13.3 billion in 2008 to EUR 16.9 billion in 2009 and then to EUR 26.1 billion in 2010.

        For further discussion of Liquidity and Capital Resources, including the maturity profile, currency and interest rate structure of debt, see Note 22 and Note 25 to the U.S. GAAP Financial Statements.

        Our capital expenditure requirements, excluding interests in other companies, have been principally for upgrading our information technology and other electronic systems and for general plant and equipment. Additionally, capital expenditure cost for 2010 includes branch renovation costs, costs relating to establishment of new branches and costs relating to reallocation of existing branches. Capital expenditure for the Group, excluding such interests in other companies, amounted to EUR 268.4 million in 2010. We fund our capital expenditure requirements principally through operating cash flow. Our capital expenditures also include interests acquired in other companies, and amounted to an additional EUR 133.3 million for the year ended December 31, 2010. See Item 4.A, "Acquisitions, Capital Expenditures and Divestitures".

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

        In July 2009, following the Board of Director's resolution of June 18, 2009 the Bank, increased its ordinary share capital by offering 110,367,615 new ordinary shares of nominal value of EUR 5.00 each and at a subscription price of EUR 11.30 each through a rights issue for total share capital increase of EUR 1,247.2 million. The shares were initially offered to existing ordinary shareholders at a ratio of two new shares for every nine shares held. The new shares were listed on the ATHEX on July 30, 2009.

        In September 2010, following the Board of Director's resolution of September 10, 2010, approved the increase of the Bank's ordinary share capital through a rights issue by offering:

  (a)
  121,408,315 new ordinary shares of nominal value of EUR 5.00 each and at a subscription price of EUR 5.20 each. The shares were offered to existing ordinary shareholders at a ratio of one new share for every five shares held. The total capital raised amounted to EUR 631.3 million of which EUR 607.0 million was credited to common share and the remaining EUR 24.3 to additional paid-in capital account. The new shares were listed on the ATHEX on October 19, 2010; and

  (b)
  227,640,590 convertible bonds convertible into 227,640,590 new ordinary shares of nominal value of EUR 5.20 each and at a subscription price of EUR 5.20 each. The bonds were offered to existing ordinary shareholders at a ratio of three convertible bonds for every eight shares held. The convertible bonds carried no interest and were convertible to ordinary shares after seven days from their issuance. The total capital raised amounted to EUR 1,183.7 million of which EUR 1,138.2 million was credited to common share and the remaining EUR 45.5 million to additional paid-in capital account. The new shares were listed on the ATHEX on October 25, 2010.

  Securitized loans

        On July 31, 2008, the Group issued EUR 1,340 million Asset Backed Floating Rate Notes due in June 2035, which are backed by a pool of commercial loans. The Notes are split into EUR 975 million class A notes with interest paid quarterly at a rate of three month Euribor plus a margin of 30 bps and EUR 365 million class B notes with interest paid quarterly at a rate of three month Euribor plus a margin of 250 bps. The notes were issued through Eterika Plc, a VIE incorporated in the UK Eterika Plc paid for the receivables that were sold and assigned to it by the Bank (the transferor) from the proceeds of the issuance of the notes. Eterika Plc entered into a subordinated loan agreement with the Bank in order to fund the reserve account, which is used as credit enhancement to support its rating. As at December 31, 2009 the balance of the subordinated loan was EUR 54.3 million. In May 2010, this transaction was unwound with the loans being sold back to the transferor in exchange for the notes.

        On December 12, 2008, the Group issued EUR 1,768.9 million Secured Floating Rate Notes due in September 2020, which are backed by a pool of receivables arising from revolving consumer loans and credit card accounts. The notes originally were split into EUR 1,500 million class A notes with interest paid monthly at a rate of one month Euribor plus 30 bps and EUR 268.9 million class B notes with interest paid monthly at a rate of one month Euribor plus 60 bps. On February 28, 2011, EUR 500 million class A notes were cancelled and the interest was changed to a fixed monthly rate of 2.6% on the class A notes and a fixed monthly rate of 2.9% on the class B notes. Due to Standard & Poors' downgrading of the class A notes to BBB+ on April 7, 2011, the notes are no longer eligible to be used as collateral for obtaining liquidity from the ECB. The Group retains the option to call the notes on any interest payment date and reissue a new series, or sell them as is to investors.

        The secured notes were issued through two VIEs, "Revolver APC Limited" (the Asset Purchase Company "APC", incorporated in the UK) and "Revolver 2008-1 Plc" (the Issuer). APC paid for the receivables that were sold and assigned to it by the Bank (the Transferor) from the proceeds of the issuance of a limited recourse note (Series 2008-1 APC loan note) to the issuer. The Issuer financed the acquisition of the Series 2008-1 APC loan note from the proceeds of the issuance of the secured notes.

        In December 2010, APC increased the Subordinated Loan Agreement with the Bank amounting to EUR 208.7 million in order to increase the amount deposited by APC into the APC cash collateral account. As at December 31, 2009 and 2010, the balances of the subordinated loans were EUR 159.4 million and EUR 307.3 million, respectively. The Bank, at its discretion, may make further advances to APC under the APC Subordinated loan agreement, where the transfer of interest is less than the minimum transfer of interest.

        On February 26, 2009, the Group issued through a UK incorporated VIE "Titlos Plc", EUR 5,100 million floating rate asset backed notes due in September 2039. Commencing in September 2009, the notes pay interest semi-annually on the 20th day of each March and September at a rate of six month Euribor plus 50 bps per annum. Due to Moody's downgrading of the notes to Ba2 on June 15, 2010, the notes are no longer used as security for obtaining liquidity from the ECB. The Bank retains the option to call the notes on any re-novation date or on any optional redemption date and reissue a new series or sell the notes to investors.

        All of the above notes issued are not presented within "Long-term debt" and the loans are not derecognized as the Bank is the owner of the issued secured notes and primary beneficiary of the above VIEs.

  Covered bonds

        On November 28, 2008, the Bank issued two series of covered bonds each for EUR 1 billion, with a maturity of five and six years, respectively (with a one-year extension option), which are secured primarily by residential mortgage loans, interest paid quarterly at a rate of ECB's refinancing rate plus a margin of 65 bps and 70 bps respectively. The issue forms part of the Bank's EUR 10 billion covered bonds program established on November 26, 2008. The two covered bonds series were repurchased by the Bank by means of a private placement at the issue price. The covered bonds were listed for trading on the Luxembourg Stock Exchange, with a view to being placed with institutional investors. Until they are placed the bonds will be used as security for obtaining liquidity from the ECB. On September 1, 2009, the Bank sold to institutional investors, part of the above securities, with nominal value of EUR 100 million (EUR 50 million from each issue) which are presented within Note 25 to the US GAAP Financial Statements. The amount of EUR 650 million from series one and the of EUR 800 million series two and were cancelled on May 6, 2011. Additionally, the amount of EUR 150 million from series two was cancelled on June 2, 2011. The amount of EUR 300 million from series one was cancelled on June 20, 2011.

        On October 7, 2009, the Bank issued the third series of covered bonds of EUR 1.5 billion, with a maturity of seven years, which are secured primarily by residential mortgage loans and have interest paid annually at a fixed coupon rate of 3.875%. The issue forms part of the existing Bank's EUR 10 billion covered bonds program. This issue is presented within Note 25 to the US GAAP Financial Statements since all bonds were sold to domestic and foreign investors.

        On March 18, 2010, the Bank issued the fourth series of covered bonds of EUR 1.5 billion, under its EUR 10 billion covered bonds programme, with a maturity of eight years (with an additional ten-year extension option) secured by residential mortgage loans. The bonds paid interest quarterly at the ECB's refinancing rate plus a margin of 190 bps. This series had been held by the Group and was cancelled on November 30, 2010.

        On May 11, 2010, the Bank issued the fifth series of covered bonds of EUR 1 billion, under its EUR 10 billion covered bonds programme, with a maturity of ten years (with an additional ten-year extension option), secured by residential mortgage loans bearing interest at the ECB's refinancing rate plus a margin of 250 bps paid on a quarterly basis. The amount of EUR 350 million from this series was cancelled on May 6, 2011. The remaining amount of EUR 650 million from this series was cancelled on June 20, 2011.

        On June 21, 2010, the Bank established its second covered bond programme ("EUR 15 billion Covered Bond Programme II of National Bank of Greece S.A.") under which on June 24, 2010 the Bank issued three Series of EUR 1 billion each, secured by residential mortgage loans. The first Series has a five year maturity (with an additional ten-year extension option) and bears interest at the ECB's refinancing rate plus a margin of 170 bps paid on a quarterly basis. The second Series has a seven year maturity (with an additional ten-year extension option) and bears interest at the ECB's refinancing rate plus a margin of 200 bps paid on a quarterly basis. The third Series has a nine year maturity (with an additional ten-year extension option) and bears interest at the ECB's refinancing rate plus a margin of 230 bps paid on a quarterly basis. On July 29, 2010, the Bank issued second tranches of EUR 500 million each for each of the first three series of notes under this programme. On September 24, 2010 the two tranches of each Series were funged.

        On November 30, 2010, the Bank issued the fourth series of covered bonds of EUR 1.5 billion, under its EUR 15 billion covered bonds programme, with a maturity of eight years (with an additional ten-year extension option), secured by residential mortgage loans bearing interest at the ECB's refinancing rate plus a margin of 210 bps paid on a quarterly basis.

        All covered bonds series issued under the EUR 10 billion program are currently rated Ba3 by Moody's and BB+ by Fitch.

        All covered bonds series issued under the EUR 15 billion program are currently rated Ba3 by Moody's and BBB by Fitch.

        Any notes not sold to investors are not presented within "Long-term debt", since these securities are held by the Group.

  Other borrowings

        On August 4, 2008, the Bank entered into a EUR 500 million Schuldscheindarlehen loan agreement with lenders Bayerische Hypo-und Vereinsbank AG and Bayerische Landesbank; each lender provided half of the loan facility amount. The Bank exercised its right to borrow EUR 500 million under the facility on the same date. The facility matured on August 4, 2010.

        On July 23, 2010, the Bank completed the private placement of EUR 450 million in aggregate principal amount of Lower Tier II notes. The notes were issued August 3, 2010 by the Bank's subsidiary, NBG Finance Plc, with the benefit of the Bank's guarantee, and were listed on the regulated market of the Luxembourg Stock Exchange. The notes have a maturity of ten years, with right to early redemption by the issuer in 2015 and at each subsequent interest payment date. The annual interest rate through 2015 is 7.0%. If the right to early redemption is not exercised, the annual interest rate from August 2015 through August 2020 increases to 9.5%.

        On September 21, 2010, NBG Finance plc, issued Fixed Rate Notes of an aggregate nominal value of EUR 80 million, guaranteed by the Bank. The Notes, maturing on February 22, 2012, were issued at a lower price than their nominal value, bear fixed interest rate of 2,07% payable semi-annually. The proceeds of the Notes were ultimately lent to the Bank. As of the same date, NBG Finance plc repurchased the entire issue of its own issued RON 355 million Fixed Rate Notes, issued in February 2007, of which the Bank held RON 15 million.

        On December 2, 2010, Finansbank signed a dual tranche term loan facility amounting to USD 333 million and EUR 352 million with a one year maturity. Interest paid is quarterly and set at LIBOR plus 0,7%.

Financings under the Hellenic Republic bank support plan

        In 2009, we participated in the Hellenic Republic bank support plan. Initially we participated in the first and the second pillars. Pursuant to the preference share facility, on January 22, 2009 at an extraordinary General Meeting, the Bank's shareholders approved the issue and sale to the Hellenic Republic of 70 million redeemable preference shares of par value EUR 5.00 each. These preference shares bear a fixed return of 10% per annum. In case no decision has been undertaken by the participating bank's general meeting of shareholders on redemption and they are not redeemed within five years from their issuance, the Greek Minister of Finance shall impose, pursuant to a recommendation by the Bank of Greece, a gradual cumulative increase of 2% per year on the 10% fixed return provided during the first five years from the issuance of the shares to the Hellenic Republic. For participating banks who have taken a general meeting approval to repurchase the preference shares, there will be no step up in the fixed return. In case the preference shares cannot be redeemed because the capital adequacy requirements of Greek legislation are not met, they will be converted into common shares after the lapse of the initial five-year period, with a decision by the Ministry of Finance after recommendation by the Governor of the Bank of Greece. As consideration, the Hellenic Republic contributed to the Bank an amount of Greek government bonds with a market value of EUR 350 million as of May 21, 2009. These bonds have a coupon equal to six-month Euribor plus a margin of 1.3%.

        On November 26, 2010, the Extraordinary General Meeting of the Bank's Shareholders approved the repurchase by the Bank of the preference shares of a nominal value of EUR 350 million through payment in cash, subject to obtaining Bank of Greece and other statutory approvals. The approval by the Bank of Greece for the repurchase of the preference shares is still pending.

        Under the government guaranteed short-term borrowings facility, on June 4, 2009, we issued EUR 500 million of floating rate notes bearing interest at a rate of three month Euribor plus a margin of 0.25%, due in December 2009 that we repaid in December 2009.

        In early 2010 we took up our full allotment under the second and third pillars of the Hellenic Republic bank support plan. On April 12, 2010, the Bank, under the government guaranteed borrowings facility provided by Law 3723/2008, (the third pillar) obtained from Public Debt Management Agency, Greek government bonds having a nominal value of EUR 787 million collateralized with shipping and mortgage loans. The bonds are currently rated CCC by Standard & Poor's, B1 by Moody's and BB+ by Fitch. These bonds can only be used as collateral for financing and therefore are reflected in off-balance sheet items.

        On April 26, 2010, under the government guaranteed borrowings facility provided by Law 3723/2008 (the second pillar), the Bank issued EUR 2,500 million Floating Rate Notes, bearing interest at a rate of three month Euribor plus a margin of 250 bps, payable on annual basis and due in

April 2013. On June 3, 2011, the annual interest rate increased to three month Euribor plus a margin of 1,200 bps. The bonds are currently rated B3 by Moody's.

        On May 4, 2010, under the government guaranteed borrowings facility provided by Law 3723/2008 (the second pillar), the Bank issued EUR 1,345 million and EUR 655 million Floating Rate Notes, bearing interest at a rate of three month Euribor plus a margin of 500 bps, payable on annual basis and due in May 2013. On June 3, 2011, the annual interest rate for the Note of EUR 655 million increased to three month Euribor plus a margin of 1,200 bps. The bonds are currently rated B3 by Moody's. From the above issue of EUR 1.345 million, the amount of EUR 907 million is held by third parties and is included in the Group's Long-term debt (see Note 25 to the US GAAP Financial Statements).

        On June 28, 2010, under the government guaranteed borrowings facility provided by Law 3723/2008 (the second pillar), the Bank issued EUR 4,265.6 million Floating Rate Notes, bearing interest at a rate of three month Euribor plus a margin of 500 bps, payable on annual basis and due in June 2013. On June 3, 2011, the annual interest rate increased to three month Euribor plus a margin of 1,200 bps. The bonds are rated B3 by Moody's.

        On December 23, 2010, under the government guaranteed borrowings facility provided by Law 3723/2008 (the second pillar), the Bank issued EUR 4,107.7 million Floating Rate Notes due in December 2013, bearing interest at a rate of three-month Euribor plus 750 bps, payable on an annual basis. On June 3, 2011, the annual interest rate increased to three month Euribor plus a margin of 1,200 bps. The bonds are rated B3 by Moody's.

        Other than the EUR 907 million of Notes due in May 2013 that are held by third parties, the notes described above are held by the Bank and therefore, are not presented as liabilities on the consolidated balance Sheet. The above issues have all been placed with the ECB as collateral for funding purposes.

        For further information on the level and maturity profile of borrowings see Note 25 to the US GAAP Financial Statements.

Recent Financing

Covered bonds

        On May 6, 2011, the Bank issued the fifth series of covered bonds of EUR 500 million, under its EUR 15 billion covered bonds programme, and due in September 24, 2013 (with an additional ten-year extension option), secured by residential mortgage loans bearing interest at the ECB's refinancing rate plus a margin of 230 bps paid on a quarterly basis.

        On May 6, 2011, the Bank issued the sixth series of covered bonds of EUR 1.3 billion, under its EUR 15 billion covered bonds programme, and due in September 24, 2014 (with an additional ten-year extension option), secured by residential mortgage loans bearing interest at the ECB's refinancing rate plus a margin of 250 bps paid on a quarterly basis.

        Both these issues, which are secured primarily by residential mortgages, are not sold to investors and are or will be used as security for obtaining liquidity, and are currently rated Ba3 by Moody's and BBB by Fitch and therefore are not presented in Group's balance sheets.

        On May 11, 2011, Finansbank issued USD 500 million Senior Unsecured Notes, with a five year maturity and interest at 5.5%, paid semi-annually.

        On June 3, 2011, Finansbank's Board of Directors resolved to issue bank bonds with a total principal amount of TL 1,000,000,000 with a maturity up to one year.

        On June 20, 2011, the Bank issued a second tranche of EUR 1 billion for the fifth series of covered bonds, under its second covered bonds programme of EUR 15 billion, which matures in September 2013 (with a ten-year extension option) and bears interest at the ECB rate plus a margin of 230 basis points.

Financings under the Hellenic Republic bank support plan

        On June 7, 2011, under the government guaranteed borrowings facility provided by Law 3723/2008 (the second pillar), the Bank issued EUR 1,925.0 million Floating Rate Notes due in June 2014, bearing interest at a rate of three-month Euribor plus 1,200 bps, payable on an annual basis. The bonds are held by the Bank and are currently rated B3 by Moody's.

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

Risk Management Governance

        The Group aims to adopt best practices regarding risk management governance, taking into account all relevant guidelines and regulatory requirements, as set by the Basel Committee on Banking Supervision, the European Banking Authority (previously Committee of European Banking Supervisors), the Bank of Greece and the HCMC, as well as any decisions of the competent authorities supervising the Group's entities.

        The Group's risk governance framework comprises a number of different constituents. In particular, the Board of Directors has established the Risk Management Committee ("RMC") overseeing all risk management functions across the Group. Risk management units report to the General Risk Manager, while credit units report to the Chief Credit Risk Officer. A separate compliance function oversees all internal and external compliance matters, such as applicable laws and regulations as well as accounting standards. The Internal Audit—Inspection Division, which reports directly to the Board of Directors through the Audit Committee, complements the risk management framework and acts as an independent reviewer, focusing on the effectiveness of the risk management framework and control environment.

        The Group's risk management organization structure is designed to ensure the existence of clear lines of responsibility, the efficient segregation of duties and the prevention of conflicts of interest at all levels.

Risk Management Committee

        Group risk management policies are approved by the RMC, the members of which are the Chief Executive Officer who is Chairman of the Committee and two non-executive members of the Board of Directors who are adequately qualified and experienced in the field of risk management. According to its internal regulation, the RMC is responsible for all strategic risk management decisions including the approval and review of risk strategy, policies and capital adequacy and allocation as well as oversight of the risk management divisions (see below). For a further description of the RMC and a list of its current members see Item 6.C, "Board Practices—Board Committees"

Group Risk Management

        During 2010, the Group, acknowledging the need for enhanced risk management, has split up the Group Risk Management Division ("GRMD") into two specialized units, the NBG Group Risk Control and Architecture Division ("GRCA") and the NBG Group Market and Operational Risk Management Division ("GMORM"), to properly measure, analyze and manage the risks entailed in all its business activities. All risk management units of the Group report to the two aforementioned Divisions.

        Both divisions seek to protect the Group against unforeseen losses and to maintain earnings stability through independent identification and assessment of risks. They use a framework for evaluating risks under best banking practices for risk management, producing transparent, objective and consistent risk management information as the basis for organizing the Group structure. Their role in maximizing the Bank's earnings potential involves measuring performance on a risk-adjusted basis and allocating capital accordingly. In addition, both Divisions are responsible for providing the RMC and the Executive Committee with accurate data and analysis required for measuring, monitoring and managing risks and for supporting the implementation of risk management decisions. Group risk management policies are approved by the RMC.

        Based on its charter, the mission of GRCA is to:

  •
  specify and implement credit risk policies emphasizing rating systems, risk assessment models and risk parameters, according to the guidelines set by the Bank's Board of Directors;

  •
  plan, specify, implement and introduce capital management policies, under the guidelines of the Bank's Board of Directors;

  •
  assess the adequacy of methods and systems that aim to analyze, measure, monitor, control and report credit risk undertaken by the Bank and other financial institutions of the Group and periodically validate them; and

  •
  estimate Regulatory and Economic Capital required in respect to all banking risks and prepare relevant regulatory and MIS reports.

        On the other hand, the mission of GMORM is to:

  •
  plan, specify, implement and introduce market, operational and liquidity risk policies, under the guidelines of the Bank's Board of Directors;

  •
  assess the adequacy of methods and systems that aim to analyze, measure, monitor, control and report the aforementioned risks undertaken by the Bank and other financial institutions of the Group and periodically validate them;

  •
  independently evaluate financial products, assets and liabilities of the Bank and the Group; and

  •
  regularly handle matters relevant to market, operational and liquidity risks, under the guidelines and specific decisions of the Risk Management Committee and the Asset Liability Committee (ALCO).

        Both Divisions guide decision-making processes in their corresponding areas of expertise and responsibility at the Group level, by providing the necessary risk management and related evaluation.

Asset and Liability Committee

        Our asset and liability management policy is designed to structure our balance sheet in order to control exposure to liquidity, interest rate and exchange rate risks, as well as to enable us to take advantage of market opportunities which we believe may contribute to our profitability.

        Although the asset and liability management policies of the Bank and the other subsidiaries in the Group are currently planned and implemented separately, the Bank's Asset and Liability Committee ("ALCO") sets the guidelines for asset and liability management used by our subsidiaries and supervises its implementation. ALCO meets monthly and is comprised of the Chief Executive Officer, the Deputy Chief Executive Officers and the General Managers and Deputy General Manager of the Bank involved in the asset allocation functions. Day-to-day asset and liability management is delegated to the Treasury, which is divided into several operating units. The subsidiaries in the Group follow asset and liability management policies similar to those of the Bank.

        The members of ALCO are:

    –
    Apostolos Tamvakakis (Chairman)

    –
    Alexandros Tourkolias (member)

    –
    Anthimos Thomopoulos (member)

    –
    Leonidas Theoklitos (member)

    –
    Paul Mylonas (member)

    –
    Agis Leopoulos (member)

    –
    Michael Oratis (member)

    –
    Leonidas Fragiadakis (member)

    –
    Charalampos (Babis) Mazarakis (member)

    –
    Ioannis Kyriakopoulos (rapporteur)

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

        The Internal Audit-Inspection Division of the Bank and the Group ("IAID") is administratively independent from other Bank and Group units. The Chief Audit Executive is assigned or discharged exclusively by the Bank's Board of Directors, on the recommendation of the Audit Committee and the Bank's CEO. Any dismissal or replacement of the Chief Audit Executive is communicated to the Bank of Greece. The Chief Audit executive reports on the IAID's activities directly to the Audit Committee on a regular basis (at least 6 times per year) and to the Bank's Board of Directors, through the Audit Committee on a quarterly basis.

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

        During 2010 the "IAID":

  •
  Deployed in full productive use across the NBG Group an automated audit application that improves Internal Audit's effectiveness and efficiency, by providing (a) real time monitoring of the audit activities across all subsidiaries; (b) information sharing among the Group's internal auditors; (c) standardization of the audit methodology; and (d) real time monitoring of the status of the action plans agreed with during the audits (follow up).

  •
  Undertook directly the Internal Audit function of key domestic subsidiaries aiming to improve quality of audit service and achieve economies of scale.

  •
  Further enhanced the in-house developed anti-fraud application called "ASIST", using internal resources and know-how, that analyzes a large volume of data and identifies suspicious transactions based on pre-defined scenarios. Such software is in the process of being installed in certain key foreign subsidiaries.

  •
  Continued the on-going cooperation with the Bank's external auditor, aiming to better manage potential audit area overlaps, sharing of information and achieve economies of scale.

  •
  Completed the vast majority of the audits that were planned for 2010 despite the extra audits that were added during the year. The IAUs of the foreign subsidiaries also completed their plans.

  •
  Continued to provide consulting support to (a) significant projects that were in progress at NBG and its subsidiaries and (b) to the design of new products and procedures.

        As at February 28, 2011, the IAID's total audit staff, including the Chief Audit Executive was 134 employees, while total Group IAU's audit staff was 326.

Liquidity Risk

        Liquidity risk is defined as the current or prospective risk to earnings and capital arising from the institution's inability to meet its liabilities when they come due without incurring unacceptable losses. It reflects the potential mismatch of payment obligations to expected inflows, taking into account unexpected delays in repayments (term liquidity risk) or unexpectedly high payment outflows (withdrawal/call risk). Liquidity risk involves both the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates and the risk of being unable to liquidate a position in a timely manner on reasonable terms.

        Liquidity risk management seeks to ensure that the liquidity risk of the Bank is measured properly and maintained within acceptable levels. Even under adverse conditions, the Bank should have access to funds necessary to cover customer needs, maturing liabilities and capital requirements.

        The Bank's executive and senior management has the responsibility for implementing the liquidity risk strategy approved by the RMC and for developing the policies, methodologies and procedures for identifying, measuring, monitoring and controlling liquidity risk, consistent with the nature and complexity of the relevant activities. The Bank's executive and senior management is regularly informed about current liquidity risk exposures ensuring that the Bank's liquidity risk profile stays within approved levels.

        The ALCO monitors the gap in maturities between assets and liabilities, as well as the Bank's funding requirements, based on various assumptions, including conditions that might have an adverse impact on the Bank's ability to liquidate investments and trading positions and its ability to access the capital markets.

        Currently, the Group's principal source of liquidity are own funds, its deposit base and repurchase agreements with the ECB, as well as long-term debt, securitizations, covered bonds, credit lines with other banks and the participation in the Hellenic Republic bank support plan in the form of issuance of state guarantee notes. The Group also derives liquidity from cash generated by operations and disposals of securities and other assets.

        The reduced access to inter-bank and wholesale markets affecting all Greek banks combined with a reduction in domestic deposits has resulted in increased reliance on ECB repo facilities in 2010. In response to the international financial crisis, the ECB has significantly expanded the scope of its repo facilities both by permitting full allocation of bids, instead of auction process for certain tenors, lengthening tenors and broadening the scope of collateral it accepts. Though it has begun to normalize the functioning of its repo facility, it still offers unlimited access to short term repos, currently including the three-month tenor.

        As at December 31, 2010, net ECB funding amounted to EUR 19.9 billion, while net secured funding in the interbank markets was EUR 2.4 billion. On July 28, 2010, the ECB introduced a new sliding scale of haircuts for assets used as collateral for ECB funding. The new scale applies from January 1, 2011 to assets with lower credit ratings, except for government bonds. As at December 31, 2010, the total amount of the instruments pledged in favor of the ECB exceeds EUR 35 billion, including EUR 12 billion of guarantees provided under the second pillar of the Hellenic Republic bank support plan (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic Bank Support Plan").

Interest Rate Risk in the Banking Book

        Interest rate risk in the banking book is the current or prospective risk to earnings (net interest income) and capital due to adverse movements in interest rates affecting the banking book positions. Exposure to interest rate risk in the banking book arises from re-pricing mismatches between assets and liabilities. The Group's banking book consists mainly of loans, interest bearing deposits with banks, securities purchased under agreements to resell, held-to-maturity securities, interest bearing deposits, securities sold under agreements to repurchase, other borrowed funds and long-term debt that are measured at amortized cost.

        The Group maintains adequate measurement, monitoring and control functions for interest rate risk in the banking book, including:

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

        See also Item 11, "Sensitivity Analysis—Interest rate sensitivity analysis."

Foreign exchange risk

        The following table sets forth the assets and liabilities and shareholders' equity by those denominated in euro and those denominated in other currencies for the Group under U.S. GAAP on December 31, 2008, 2009 and 2010.

	Year ended December 31,
	2008			2009			2010
	EUR	Other Currency	Total	EUR	Other Currency	Total	EUR	Other Currency	Total
	(EUR in thousands)
Assets:
Cash and due from banks	1,122,727	417,443	1,540,170	1,023,498	406,883	1,430,381	753,590	682,567	1,436,157
Deposits with central bank	1,774,108	1,108,372	2,882,480	1,871,094	1,050,252	2,921,346	1,950,228	1,011,600	2,961,828
Securities purchased under agreements to resell	559,915	97,155	657,070	408,162	123,949	532,111	96,496	49,806	146,302
Interest bearing deposits with banks	1,194,381	556,135	1,750,516	2,196,035	881,918	3,077,953	5,894,673	504,094	6,398,767
Money market investments	156,669	84,588	241,257	960,972	278,895	1,239,867	974,607	205,667	1,180,274
Trading assets	1,790,879	265,710	2,056,589	2,986,400	181,340	3,167,740	629,201	145,173	774,374
Derivative assets	1,151,898	402,442	1,554,340	1,528,157	343,104	1,871,261	1,278,869	452,323	1,731,192
Available-for-sale securities	9,547,196	2,703,645	12,250,841	12,244,574	3,496,122	15,740,696	10,172,964	4,339,906	14,512,870
Held to maturity securities	130,548	—	130,548	99,604	—	99,604	3,598,592	13,205	3,611,797
Equity method investments	52,931	4,057	56,988	16,815	8,512	25,327	39,497	10,597	50,094
Loans	55,447,626	15,019,418	70,467,044	59,595,837	16,238,067	75,833,904	59,172,384	19,866,056	79,038,440
Less: Allowance for loan losses	(978,365)	(254,261)	(1,232,626)	(1,504,888)	(560,290)	(2,065,178)	(2,385,239)	(790,166)	(3,175,405)

Net loans	54,469,261	14,765,157	69,234,418	58,090,949	15,677,777	73,768,726	56,787,145	19,075,890	75,863,035
Goodwill, software and other intangibles	375,663	3,459,440	3,835,103	414,359	3,431,024	3,845,383	439,823	3,519,146	3,958,969
Premises and equipment net	726,943	363,859	1,090,802	814,180	380,522	1,194,702	854,186	367,803	1,221,989
Accrued interest receivable	845,675	412,267	1,257,942	751,675	278,560	1,030,235	909,505	286,225	1,195,730
Other assets	2,677,747	561,210	3,238,957	2,709,683	529,143	3,238,826	3,260,101	511,823	3,771,924
Assets classified as held for sale	71,154	—	71,154	—	—	—	—	—	—

Total assets	76,647,695	25,201,480	101,849,175	86,116,157	27,068,001	113,184,158	87,639,477	31,175,825	118,815,302

	Year ended December 31,
	2008			2009			2010
	EUR	Other Currency	Total	EUR	Other Currency	Total	EUR	Other Currency	Total
	(EUR in thousands)
Liabilities and Shareholders' Equity:
Total deposits	62,548,307	17,974,478	80,522,785	69,440,522	18,393,889	87,834,411	73,790,905	20,104,576	93,895,481
Securities sold under agreements to repurchase	1,571,727	185,426	1,757,153	4,460,522	24,918	4,485,440	2,959,367	578,922	3,538,289
Other borrowed funds	297,847	239,468	537,315	24,092	286,692	310,784	375,428	736,235	1,111,663
Accounts payable, accrued expenses and other liabilities	4,184,576	1,436,091	5,620,667	4,298,369	1,210,634	5,509,003	3,346,376	1,768,019	5,114,395
Long-term debt	2,605,354	1,779,669	4,385,023	2,548,897	808,157	3,357,054	3,199,889	606,061	3,805,950
Insurance reserves	1,998,121	34,636	2,032,757	2,286,131	35,242	2,321,373	2,493,785	37,559	2,531,344
Liabilities classified as held for sale	6,322	—	6,322	—	—	—			—

Total liabilities	73,212,254	21,649,768	94,862,022	83,058,533	20,759,532	103,818,065	86,165,750	23,831,372	109,997,122
Non-controlling interests	730,859	323,898	1,054,757	767,704	331,522	1,099,226	793,440	294,388	1,087,828
Total equity	5,150,609	781,787	5,932,396	7,024,257	1,242,610	8,266,867	6,011,996	1,718,356	7,730,352

Total liabilities and equity	79,093,722	22,755,453	101,849,175	90,850,494	22,333,664	113,184,158	92,971,186	25,844,116	118,815,302

Capital Adequacy

        The capital adequacy ratios applicable to Greek banks conform to EU requirements, in particular the Own Funds Directive, the Solvency Ratio Directive and the Capital Adequacy Directive. See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece". It is the aim of the Bank to maintain a capital ratio in excess of the 8% ratio required by the Greek supervisory authority. On December 31, 2009, the Bank and the Group had EUR 8,418 million and EUR 7,590 million, respectively, of Tier I capital and EUR 8,418 million and EUR 7,590 million, respectively, of total capital, as calculated in accordance with Basel II. On December 31, 2010, the Bank and the Group had EUR 9,625 million and EUR 8,959 million respectively, of Tier I capital and EUR 9,891 million and EUR 9,311 million respectively of total capital, as calculated in accordance with Basel II.

        The following table shows the EU capital adequacy ratios for the Bank and the Group as at December 31, 2006, 2007, 2008, 2009 and 2010.

	Year ended December 31,
	2006		2007		2008		2009		2010
	Tier I	Total	Tier I	Total	Tier I	Total	Tier I	Total	Tier I	Total
Bank	15.9%	23.1%	14.5%	17.1%	14.5%	16.2%	16.4%	16.4%	18.0%	18.5%
Group	12.4%	15.6%	9.2%	10.3%	10.0%	10.3%	11.3%	11.3%	13.1%	13.7%

        In 2010 we took measures to strengthen our capital in anticipation of expected changes in Greek capital adequacy requirements asset by the Basel Committee on Banking Supervision under the Capital Adequacy Directive. (See Item 5.B, "Liquidity and Capital Resources—Capital Management")."

C.    Research and Development, Patents and Licenses

        We have not engaged in any significant research and development activities during any of the last three financial years.

D.    Trend Information

        Our performance has been and will continue to be influenced by the difficult economic conditions in Greece. The Greek economy has faced and continues to face unprecedented macroeconomic headwinds since the beginning of 2010, originating from sizeable fiscal imbalances—which are compounded by other deep-rooted structural vulnerabilities. These developments, in conjunction with the concomitant multi-notch downgrades of the Greek sovereign debt by all major rating agencies, starting in 2009 and continuing in 2010 and 2011, were translated into rapidly deteriorating financial market conditions for Greek assets—which increased the yield of Greece's government bonds to unprecedented levels—and an effective closing of financial markets to Greek banks since April 2010. Specifically, in April 2010 the Hellenic Republic's credit rating was lowered by Fitch to BBB-, by Moody's to A3 and by Standard & Poor's to BB+, which is below investment grade. The credit rating of the Hellenic Republic has been subsequently lowered several times by all three credit rating agencies and as of June 16, 2011 had been lowered by Standard & Poor's to CCC with a negative outlook, by Fitch to B+ with credit watch negative, and by Moody's to Caa1 with a negative outlook.

        Even if the Hellenic Republic successfully implements the IMF/eurozone Stabilization and Recovery Program, government debt as a percentage of GDP is projected in the IMF/eurozone Stabilization and Recovery Program to rise to approximately 160% of GDP in 2013-2014. It remains uncertain whether, even if the IMF/eurozone Stabilization and Recovery Program and any amendments thereto that are currently under consideration are successfully implemented, the Greek economy will grow sufficiently to ease the financing constraints of the Hellenic Republic. These concerns may result in a credit event with respect to the Hellenic Republic or a default by the Hellenic Republic on its debt. Additionally, these conditions have exerted, and may continue to exert, downward pressure on asset prices and on availability and cost of credit for financial institutions, including the Group, and will continue to impact the credit quality of the Group's customers and counterparties. These conditions, alone or in combination with regulatory changes or actions of other market participants, may cause the Group to incur losses or to experience further reductions in business activity, increased funding costs and funding pressures, lower share prices, decreased asset values, additional write downs and impairment charges and lower profitability.

        Our holdings of EUR 10.9 billion in Greek government bonds represented 9.2% of our total assets, 127.9% of our total equity and 60.5% of our fixed income portfolio (amounting to EUR 18.1 billion) as of December 31, 2010. In the event of a credit event with respect to the Hellenic Republic, our capital would be severely affected due to our direct exposure to the debt of the Hellenic Republic, requiring the Bank to raise additional capital and thus diluting existing shareholders significantly.

        The outlook for the global economy over the near to medium term remains challenging, with the consequent impact on prospects for stabilization and improvement of economic and financial conditions in Greece. In addition, the global financial system has yet to fully overcome the difficulties which first manifested themselves in August 2007, and were intensified by the bankruptcy filing of Lehman Brothers in September 2008. Furthermore, there is a contagion risk for banks in the EU stemming from the downgrades of European States, as experienced in Greece, and related market participants. To the extent this affects other EU economies and their banking systems, it could pose a common threat to the EU banks generally. Moreover, contagion may extend to banks outside the EU, in particular to those economies on the periphery of the EU. As a result of these turbulent conditions in the global financial markets, there is ongoing significant deterioration in the interbank and term funding markets as well as a material reduction in the availability of longer-term funding. Furthermore, these conditions have led to deterioration in the operating conditions for many of the Group's clients, adversely affecting demand for new lending as well as increasing stress on the asset quality of the Group's loan portfolio.

        In response to this economic instability and illiquidity in the market, a number of governments, including the governments of Greece (as described above), the other EU member states and the United States have intervened in the global financial markets on an unprecedented scale during the periods covered by this discussion including, the IMF/eurozone Stabilization Program. Despite such measures, the volatility and disruption of the capital and credit markets have continued, with many forecasts predicting only modest GDP growth or, in some EU countries, such as Greece, GDP decline over the course of 2011.

        The reduction in deposits, as well as other sources of liquidity contraction, such as the reduced access to interbank and term funding markets, as well as the lower value of collateral pledged at the ECB either due to rating downgrades or a deterioration in their marked to market values, were partly offset by the issuance of about EUR 62 billion of government guarantees on bonds issued by Greek banks, which are eligible for use as collateral for repo transactions with the ECB (at a discount of about 35%). Regarding 2011, the recession will continue to weigh negatively on domestic deposit formation and may result to continuing deposit outflows.

        Notwithstanding the above, the Bank has reduced its reliance to the ECB by EUR 3.2 billion to EUR 16.7 billion at March 31, 2011, and has defended its deposit pool achieving a domestic loans-to-deposits ratio of 92%. In Turkey, the credit expansion continues while the deposit levels attained at the end of 2010 are maintained through 2011; in SEE, a moderate deleveraging and an increase in deposits have improved the loans-to-deposits ratio to 141%. The persistent negative macroeconomic in Greece has an impact on the domestic asset quality which remains challenging, while it has begun to stabilize in SEE and has materially improved in Turkey.

        As a result of the prevailing uncertainty, our ability to foresee the market conditions is significantly restricted, and therefore long-term targets are not expected to be reliable.

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

        The following tables summarize the Group's off-balance-sheet financial instruments, whose contract amounts represent credit risk, as of December 31, 2009 and 2010:

	2009	2010
	(EUR in thousands)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit*:
Commercial and personal	19,084,911	17,878,471
Commercial real estate	29,659	3,472
Residential real estate	526,925	326,940
Commercial letters of credit	452,273	539,790
Standby letters of credit and financial guarantees written	6,369,777	6,684,876

Total	26,463,545	25,433,549

*
Commitments to extend credit as of December 31, 2010 include amounts of EUR 901 million for the Group (2009: EUR 1,597 million), which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are included in the Risk Weighted Assets calculation under regulatory rules currently in force.

F.     Tabular Disclosure of Contractual Obligations

        Our contractual obligations as at December 31, 2010, can be summarized as follows:

	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	(EUR in thousands)
Time deposits(1)	38,537,587	571,023	158,382	23,571	39,290,563
Long-term debt(1)	524,152	1,686,683	1,243,522	2,022,435	5,476,792
Operating lease obligations	81,145	143,542	109,827	144,125	478,639
Insurance reserves(2)	1,075,561	145,524	421,580	888,679	2,531,344
Pension liability(3)	30,346	38,592	53,249	177,746	299,933
Put options of non-controlling interest holdings(4)	—	23,927	247,813	—	271,740
Purchase obligations(5)	12,837	—	—	—	12,837

Total	40,261,628	2,609,291	2,234,373	3,256,556	48,361,848

(1)
Time deposits and long-term debt are calculated using contractual undiscounted cash outflows until maturity. Long-term debt includes the estimated interest payments on long-term debt obligations. Time deposits and long-term debt are discussed in Note 20 and Note 25 respectively, to the U.S. GAAP Financial Statements.

(2)
Insurance obligations are calculated based on the maturity of the reserves. Insurance reserves are discussed in Note 24 to the U.S. GAAP Financial Statements.

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

G.    Safe Harbor

        See "Special Note Regarding Forward-Looking Statements" in the introduction to this Annual Report.

ITEM 6    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Board of Directors and Senior Management

Board of Directors of the Bank

        The Bank is managed by the Board, which is responsible for ensuring strategic direction, management supervision and adequate control of the Bank, with the ultimate goal of increasing the long-term value of the Bank and protecting the corporate interest at large, in compliance with the provisions of the law.

Board of Directors' Operation

        The members of the Board are elected by the Bank's General Meeting of Shareholders for a three-year term that can be extended until the Annual General Meeting of Shareholders of the year during which the three-year term ends. All members can be re-elected.

        The Bank's General Meeting of Shareholders determines each time the exact number of the members of the Board and elects its independent non-executive members. The Board consists of a minimum of nine to a maximum of 16 members. The sixteenth member is filled by the Greek Government, as per article 1 para. 3 of Law 3723/2008 (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic's Bank Support Plan"). The Articles of Association and the Corporate Governance Code specifically define the minimum number of independent and non-executive directors (see Item 10.B, "Additional information—Memorandum and Articles of Association" and Item 16E, "Purchase of equity securities by the issuer and affiliated purchasers").

        The General Meeting of Shareholders may, at any time, discharge the members of the Board. In the event that as a result of resignation, death or forfeiture for whatever reason a Director ceases to be on the Board, and his replacement by substitute Directors elected by the General Meeting is not feasible, the remaining Directors may either provisionally elect another Director to fill the vacancy for the remaining term of office of the Director replaced, or continue to manage and represent the Bank without replacing the missing Director(s), provided that the number of the remaining Directors shall be at least nine. In the event that a new Director is provisionally elected, the election announced by the Board at the next General Meeting, which may replace the Directors elected even if no relevant item is included in the agenda. Under all circumstances, the remaining Directors, irrespective of number, may call a General Meeting solely for electing a new Board.

        The Board elects by absolute majority, from its members, the Chairman and the Chief Executive Officer, who manages the Bank. Moreover, the Board may elect Vice Chairmans and Deputy Chief Executive Officers. The Chairman and the Chief Executive Officer may be the same person, and the same applies for the Vice Chairmans and the Deputy Chief Executive Officers.

        The Board is constituted into a body at its first meeting following each election of Directors by the General Meeting, as well as under any circumstances when the Chairman's or the Chief Executive Officer's post is vacated for whatever reason. Until the Board elects a new Chairman or Chief Executive Officer, the relevant duties are exercised by the substitute thereof.

        The Board is convened by the Chairman, by means of an invitation to the Directors at least two business days prior to the meeting. The invitation must clearly specify the items on the agenda, otherwise resolutions may not be adopted at the meeting unless all Directors are present or being represented and no Director objects to resolutions being adopted. Moreover, at the request of two Directors, to be filed with the Chairman or his substitute, the Chairman or his substitute must call a Board meeting to convene within seven days as of the date the request was filed.

        The Board forms a quorum and validly deliberates when one half plus one of the Directors is present or being represented, but under no circumstances may the number of Directors present in person be less than five. The Articles of Association describes in detail the requirements for Directors' representations for valid resolutions adoption.

Responsibilities of the Board of Directors

        The Board represents the Bank in court and out of court and may delegate its powers and functions, in all or in part, including the right of representation, to the Chief Executive Officer, one or more of its executive members, the Bank's General Managers, Managers, employees and third parties in general, by virtue of a Board resolution, which determines the matters in respect of which, the said powers and functions are delegated. Excluded are any such matters which may require collective action by the Board.

        The Bank is bound in its transactions by the signature of either one or two authorized signatories. The Board may validly grant sole signature authorization only to the Chief Executive Officer, the Deputy Chief Executive Officers and the General Managers of the Bank.

        Indicatively, the Board is responsible for:

  •
  reviewing and approving the strategic direction of the Bank and the Group, including the long-term business plan, the annual budget and the key strategic decisions as well as providing guidance to the Bank's and the Group's Management;

  •
  reviewing the Group's corporate structure, monitoring its embedded risks and ensuring the cohesiveness and effectiveness of the Group's corporate governance system;

  •
  acquiring shareholdings in other banks in Greece or abroad, or divestment thereof;

  •
  establishing Branches, Agencies, Representation Offices in Greece and abroad;

  •
  establishing associations and foundations under Article 108 and participating in companies falling under Article 784 of the Greek Civil Code;

  •
  approving the Bank's internal labor regulations;

  •
  nominating General Managers and Managers following the Chief Executive Officer's recommendation;

  •
  drafting and approving the Bank's annual and consolidated financial statements;

  •
  issuing Bond Loans, with the exception of those for which the Bank's General Meeting of Shareholders is exclusively responsible in accordance with the Greek law;

  •
  developing and maintaining a Code of Ethics for the employees of the Bank and the Group; and

  •
  approving the Bank's and the Group's Corporate Social Responsibility Policy.

        The Bank's Board is supported by competent Committees, which have been established and operate for this purpose (see Item 6.C, "Board Practices—Board Committees").

Directors Nomination

        The nomination procedure and the qualification criteria for Directors are subject to specific rules that have been established by the Bank's Articles of Association, the Corporate Governance Code and the Directors' Nomination Policy. Each nominee fulfills such criteria that ensure the appropriate governance and guidance of the Bank's strategy in relation to economic, business and policy issues.

        In discharging their nomination responsibilities and proposals to the General Meeting of Shareholders, the Board pursues to propose candidates to be appointed as Directors to the Board or replace members of the Board that have submitted their resignation, whose nomination ensures that the Board as a collective body presents the following profile:

  •
  has in depth knowledge of the financial industry, counting among its members individuals that are or have been active in leadership positions in financial institutions;

  •
  possesses significant business and professional experience and is socially distinguished, including, among its members, individuals that are serving or have served as Chairmen, Chief Executive Officers or senior managers of large organizations and have built a reputation that demonstrates the ability to form judgments over important and sensitive matters upon which the Board is called to decide;

  •
  has a full understanding of the Bank's client base structure and dynamics, and of the main geographic markets in which the Bank is currently active;

  •
  has considerable international experience and is able to contribute to NBG's aspirations in the geographical region in which the Bank is active;

  •
  has the financial expertise required to provide effective oversight of a diversified financial services Group that operates on an international scale; and

  •
  ensures, as far as it is possible, an adequate representation of the two genders.

Evaluation of the Chief Executive Officer, the Board of Directors and the Board Committees

        The performance of the Bank's Chief Executive Officer and the executive members of the Board is evaluated, on an annual basis, by the non-executive members of the Board in accordance with specific procedures that are described in detail in the Corporate Governance Code. Furthermore, on an annual basis, the Board conducts an annual effectiveness evaluation of its operations and its Committees' operations, on the basis of a methodology developed and approved by the Corporate Governance and Nominations Committee. Every three years, the evaluation is carried out more profoundly by an outside consultant whose selection and oversight are the responsibility of the Corporate Governance and Nominations Committee.

Directors Remuneration

        The Board develops a proposal on the remuneration of its members for the services they provide, which is submitted to the General Meeting of Shareholders. This proposal is developed according to the Bank's Remuneration Policy as well as industry best practices, in a way that adequately reflects the time and effort they are expected to contribute to the work of the Board, while at the same time promoting efficiency of the Board. Regarding, specifically, the executive members of the Board, the Bank has adopted a Policy for the determination of their remuneration within the broader context of determining senior executives' remuneration so as to promote meritocracy and create a performance based mentality. The Bank's Remuneration Policy was adopted by the Board on September 30, 2010, following the recommendation of the Human Resources and Remuneration Committee. The Policy is in accordance with the Management Act no. 7 on June 9, 2010 of the Department for the Supervision of Credit and Financial Institutions of the Bank of Greece, the recommendations of European statutory bodies and the international best practices.

Continuous education and training of Directors

        The Bank provides to the Board members education and development programs on current corporate governance, risk management, compliance, financial and accounting issues. For new

Directors, the Bank provides an orientation program which includes, among others things, presentations by the Bank's Senior Executives.

Board of Directors Structure

        The current Board, whose term expires in 2013, was elected by the Extraordinary General Meeting of Shareholders on January 14, 2010, with the exception of Mr. Alexandros N. Makridis who was appointed on February 26, 2009 as the representative of the Greek Government as per Law 3723/2008, and Mr. Avraam I. Triantafyllidis who was appointed on March 18, 2010 in replacement of Mr. Alexandros G. Stavrou, Mrs Maria (Marily) Frangista who was appointed on November 23, 2010 in replacement of Ms Maria Sklavenitou and Mr. Spyridon Theodoropoulos who was appointed on April 14, 2011 in replacement of late Vassilios Konstantakopoulos. Further, the Extraordinary General Meeting of Shareholders held on November 26, 2010 elected three executive members, Messrs. Alexandros G. Tourkolias, Anthimos C. Thomopoulos and Leonidas T. Theoklitos, who during the following Board meeting which followed were elected Deputy Chief Executive Officers. The appointment of Mrs Maria (Marily) Frangista was also announced in the Extraordinary General Meeting of Shareholders held on November 26, 2010. On January 25, 2011, Vassilios Konstantakopoulos, an independent, non-executive member of the Board, passed away. On April 14, 2011, Mr. Spiridon J. Theodoropoulos, was elected as Independent Non-Executive Member of the Board of Directors of the Bank.

        Specifically, the Bank's Board is comprised of the following members:

Board of Directors of the Bank
Name	Position in Board	Election Date	End of Term	Profession
Vassilios T. Rapanos	Chairman (Non-executive Member)	January 14, 2010	2013	Chairman of the Board
Executive members
Apostolos S. Tamvakakis	Chief Executive Officer	January 14, 2010	2013	Chief Executive Officer
Alexandros G. Tourkolias	Member	November 26, 2010	2013	Deputy Chief Executive Officer
Anthimos C. Thomopoulos	Member	November 26, 2010	2013	Deputy Chief Executive Officer
Leonidas T. Theoklitos	Member	November 26, 2010	2013	Deputy Chief Executive Officer
Non-executive members
Ioannis C. Giannidis	Member	January 14, 2010	2013	Professor, University of Athens Law School, and Legal Counselor
Ioannis P. Panagopoulos	Member	January 14, 2010	2013	Employee Representative, Chairman of the Greek General Confederation of Labor
Avraam J. Triantafyllidis	Member	March 18, 2010	2013	Employee Representative

Board of Directors of the Bank
Name	Position in Board	Election Date	End of Term	Profession
Independent non-executive members
H.E. the Metropolitan of Ioannina Theoklitos	Member	January 14, 2010	2013	Bishop of the Greek Orthodox Church, Ioannina prefecture
Stefanos C. Vavalidis	Member	January 14, 2010	2013	Member of the Board of Directors, European Bank for Reconstruction & Development,
Georgios P. Zanias	Member	January 14, 2010	2013	Economist, Professor of Economics, Chairman of the Board of SOE
Alexandra T. Papalexopoulou-Benopoulou	Member	January 14, 2010	2013	Member of the Board of Directors, TITAN Cement S.A.
Petros K. Sabatacakis	Member	January 14, 2010	2013	Economist
Maria (Marily) A. Frangista	Member	November 23, 2010	2013	Chief Executive Officer of Franco Compania Naviera S.A.
Spiridon J. Theodoropoulos	Member	April 14, 2011	2013	Chief Executive Officer, Chipita S.A.
Greek Government Representative
Alexandros N. Makridis	Member	February 26, 2009	2013*	Chairman of the Board & Chief Executive Officer of Chrysafidis S.A.
Board and Board Committees' Secretary
Martha A. Pylioti		July 29, 2010		Attorney-at-Law

*
The term of the government-appointed Director will also be considered for renewal on that date but may terminate sooner if the government preference shares are repaid.

        During 2010, the Bank's Board convened 28 times in total.

Greek Government influence

        Pursuant to the Bank's participation in the support plan for the liquidity of the Greek economy as per Law 3723/2008, the Greek Government has the right to participate in the Board through the appointment of a representative, who will have veto power on strategic decisions or decisions resulting to a significant change in legal or financial position of the Bank and for which the shareholders approval is required. The same veto power applies to corporate decisions relating to the Chairman, Chief Executive Officer and the other members of the BoD as well as the General Managers' and the alternate General Managers' compensation, and dividend distribution. However, the State appointed representative may only utilize its veto power following a decision of the Minister of Finance or if he considers that the relevant corporate decisions may jeopardize the interests of depositors or materially affect the solvency and effective operation of the participating bank. Moreover, the State appointed representative has full access in the bank's books, on reports for restructuring and viability, medium term funding needs of the Bank as well as on reports for the level of financing of the Greek economy.

See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic's Bank Support Plan".

        Below are the curricula vitae of the Chairman, Chief Executive Officer and Deputy Chief Executive Officers, as well as those of the principal managers of various business lines of the Bank.

Chairman

        Vassilios Rapanos, born 1947, was appointed Non Executive Chairman of the Board of the National Bank of Greece in December 2009. Mr. Rapanos has been actively involved in research in the field of Economics, not only as a Researcher at the Center of Planning and Economic Research, but also as a Professor at the University of Athens, where he has been teaching Economic Analysis and Public Economics since 1992. His research interests focus on taxation, the role of the government in the economy, as well as European Union Economics. In addition to his academic and research activity, he has also served in several posts; as Counselor at the Ministry of Economy and Finance, as Counselor to the Permanent Greek Delegation to the European Union, and as Deputy Head of the Greek Delegation to the OECD. For the period 2007-2009, he was Research Associate at the Foundation for Economic & Industrial Research. During the years 2000-2004, he was Chairman of the Council of Economic Advisors at the Ministry of Economy and Finance. Moreover, during the period 1998-2000 he has served as Chairman of the Board of the Hellenic Telecommunications Organization, and in the years 1995-1998 he was appointed initially as Deputy Governor and later as Governor at the National Mortgage Bank of Greece. He was also member of the Board of Directors of the Bank from 1997 to 2004. He holds a Bachelor's degree in Business Administration from the Athens University of Economics and Business, a Master's degree in Economics from Lakehead University in Canada and a PhD in Economics from Queen's University in Canada. From December 2009 he has been appointed Chairman of the Hellenic Bank Association.

Chief Executive Officer

        Apostolos Tamvakakis, born 1957, was appointed Chief Executive Officer at the NBG Group in December 2009. In March 2009, he joined the management team of Latsis Group in Geneva as Head of Strategy and Business Development of the Group, whereas in 2004 he was appointed Executive Chairman & Managing Director at LAMDA Development. From 1998 to 2004 he served as Vice Chairman at the National Bank of Greece, whereas during the years 1996-1998 he served as Deputy Governor at the National Mortgage Bank. From 1989 to 1996 he was Deputy General Manager for Greece at ABN AMRO Bank and from 1986 to 1989 he worked at the Hellenic Investment Bank as Manager of the Corporate Finance. From 1984 to 1986 he worked at Mobil Oil Hellas as strategic planning Executive. He has also served as Vice-President of HELEX (Hellenic Exchanges SA); Chairman of the Steering Committee of the Interalpha Group of Banks; Chairman of Ethnocard (National Management & Organization Co), National Securities S.A. and ETEVA (National Investment Bank for Industrial Development); President of the Southeastern European Board of the Europay Mastercard group; and a member of various other boards and committees. Today he is Chairman of the Board of Directors of "Astir Palace Vouliagmenis S.A." and member of the Boards of Directors of "American Hellenic Chamber of Commerce", "Foundation for the Support of the Ecumenical Patriarchate" and "Holy Patriarchal and Stavropegic Monastery of St Anastasia the Farmakolytria in Chalkidiki". He is also member of the General Council of the "Hellenic Federation of Enterprises", member of the Steering Committee of "Inter-Alpha Group of Banks" and member of the "Institut International d' Etudes Bancaires". He holds a Bachelor's degree in Economics from the University of Athens, and a Master of Arts in Econometrics from Saskatchewan University in Canada.

Deputy Chief Executive Officers

        Alexandros Tourkolias, born 1946, was appointed as Deputy CEO in November 2010. He is a member of the NBG Executive Committee and he has the responsibility of the Group's wholesale banking activities including corporate and investment banking, brokerage, private equity and private banking. Before joining the bank in 1997 as Head of Shipping, he worked for Bank of America in London and Piraeus for twelve years. He then joined Bank of Nova Scotia in 1988 as Deputy General Manager for Greece. He is the Chairman of the Board of Directors of NBG Cyprus, Vice Chairman of the Board of Directors of EH and a Director of UBB and NBG International Ltd. He holds a BSc in Political Sciences and Public Administration from Pantios School, a BSc in Law from the University of Athens, a Postgraduate Diploma in Shipping Administration Management and Marine Insurance and Maritime Law and a Master's degree in Shipping Economics from the University of Wales in Great Britain. He is President of the Association of Banking and Financial Executives of Hellenic Shipping, member o f the Piraeus Maritime Arbitration Committee and member of the Board of Directors of the HELEX. He also participates in committees of the Hellenic Bank Association.

        Anthimos Thomopoulos, born 1961, was appointed Deputy Chief Executive Officer of National Bank of Greece in November 2010. He is a member of the NBG Executive Committee. He joined the Bank in 1998 as Group Risk Director after serving as a managing partner of KPMG Greece. He is Chairman of NBG Asset Management and NBGB and Director of EH, SABA, UBB, Finansbank A.S., the Hellenic Deposit and Investment Guarantee Fund, Astir Palace Vouliagmenis S.A., ETAT, AEDAK Insurance Organization, NBG International Holdings BV and Wind. He holds a BSc in Electrical Engineering and Master's degrees in Finance and Computer Science. He is a qualified Chartered Accountant with the Institute of Chartered Accountants in England and Wales and a CFA charter holder.

        Leonidas Theoklitos, born 1961, was appointed Deputy Chief Executive Officer and a member of the NBG Board of Directors, in November 2010. He is a member of the NBG Executive Committee and he has served as Group Chief Operating Officer from August 2010. In March 2010 he joined the NBG Group as Chairman of the Board at EH. From 2005 to 2006 he served as Advisor to the Administration at EFG Eurobank, whereas during the years 2000-2004 he was appointed Executive Vice-President at TT Hellenic Postbank and Chairman at TT Hellenic Postbank-Hellenic Post AEDAK. From 1998 to 1999 he served as Chief Executive Officer at the Bank of Central Greece and during the years 1994-1998 he was Deputy General Manager at Egnatia Bank. He started his career at National Investment Bank for Industrial Development (ETEBA S.A.) (1986-1994). He has also served as a member of the Executive Committee of Hellenic Bank Association and also as a board member at Hellenic Exchanges S.A., Attica Bank S.A., National Investment Co S.A., Eurobank Properties S.A., Egnatia Finance S.A., Egnatia AEDAK, Anelixis Commercial S.A. and Sklavenitis J.&S. S.A. Mr. Theoklitos holds Bachelor's degrees in Chemical Engineering from the National Technical University of Athens and in Business Administration from the Athens University of Economics and Business, and also a Master in Business Administration (MBA) from the Imperial College, University of London.

Key Management of major subsidiaries

        Dr. Ömer A. Aras, born 1954, is Chairman and Executive Member of Finansbank A.S. and Chief Executive Officer of Finansbank Group. He is a member of the NBG Executive Committee. Dr. Aras graduated from the Academy of Economic and Commercial Sciences, Department of Economics, in 1975. He received an MBA in 1978 and a PhD in Business Administration in 1981 from Syracuse University. Over the next three years, he was a faculty member at the Business Administration Department of Ohio State University, and worked as a consultant. Between 1984 and 1987, he served as Credit Marketing Manager and Credit Committee Member at Citibank, and worked as the Head of Yapi Kredi Securities. Dr. Aras participated in the founding of Finansbank in 1987, and served as an

Assistant General Manager for two years and as the General Manager for six years and as an Executive Board Member of Finansbank and Vice Chairman of Fiba Holding from 1989 to 2006. Between 2003 and 2007 he held the Board Member position in TUSIAD (Turkish Industrialists' Businessmen's Association). Dr. Aras served as Vice Chairman of Finansbank A.S. and Group CEO of Finansbank Group of Financial Companies (Finans Leasing, Finans Invest and Finans Portfolio Asset Management) between November 2006 and April 2010. Dr. Aras was appointed as Chairman of the Board of Directors in April 2010.

        Yannis Katsouridis, born 1967, has been the Chief Executive Officer of EH since November 2010. Before taking this position, Mr. Katsouridis was Chairman of the Board and C.E.O. of National Securities S.A. from 2003 - 2007. Mr. Katsouridis holds a B.A. (Economics) from the University of Athens and an MSc in Money, Banking and Finance from University of Birmingham. Mr. Katsouridis is Chairman of the Board of Garanta SA, National Insurance Brokers, Ethniki Insurance (Cyprus Ltd) and Ethniki General Insurance (Cyprus Ltd) and Member of the Board of UBB Chartis Insurance Company AD, UBB ALICO Life Insurance Company AD, Finans Life & Pensions Turkey and Petros Petropoulos SA.

        Marinos Vathis, born 1957, has been the President of the Executive Board of Vojvodjanska Banka since May 2010. He started his career in banking in 1986 with Midland Bank/HSBC in Corporate and Investment Banking. From 1997 to 2002, he served in several managerial positions with Egnatia Bank S.A., initially as Head of Corporate Banking and later as Head of Consumer and Retail Banking. In 2002, he joined National Bank of Greece S.A. and served as General Manager of French operations until 2005 and as General Manager of the UK operations from 2005 to 2007. Between 2007 and 2010, he served as Director of the NBG Group, International Corporate. He holds a BA from the City of London Polytechnic, a Postgraduate Degree in Monetary Economics from Kent University and a Postgraduate Degree in Business Finance from Reading University. Between 2005 and 2010, he served as a Board Member in the Association of European Banks in the UK, representing Greece.

        Stilian Vatev, born 1956, is the Chief Executive Officer and a member of the Board of Directors of UBB. He joined UBB in 1993 after serving in several managerial positions at the National Bank of Bulgaria. He is also a member of the Board of Directors of Interlease AD, Interlease Auto AD, UBB Asset Management AD, UBB Insurance Broker EOOD and Bankservice-Borika AD. Mr. Vatev is the Chairman of the Board of Directors of UBB ALICO Life Insurance Company AD and UBB Chartis Insurance Company AD and is a member of the SEE Regional Advisory Board of MasterCard—Europe. Mr. Vatev holds an MA in Finance and Credit from the University for National and World Economy, Sofia, Bulgaria and has attended several banking related programs in the United Kingdom, Switzerland and Japan.

        Gligor Bishev, born 1958, has been the Chief Executive Officer of Stopanska Banka. He joined Stopanska Banka in 2000 after serving as Deputy Governor of the National Bank of Republic of Macedonia. Mr. Bishev is an Associate Professor at the Faculty of Economics, Prilep, and Professor of Post-Graduate Studies at the Faculty of Economics, Skopje and the Faculty of Economics at the University of Lubljana in Skopje. He advised on recent monetary reforms in Republic of Macedonia as well as in several research projects in banking, monetary policy, applied economics, and economic development. He holds a PhD in Economics and has attended various seminars and training courses in Austria, the United Kingdom and Switzerland.

        Nicholas Beis, born 1952, has been the Managing Director of National Bank of Greece (Cyprus) since April 2010 and a member of the Board of Directors since March 2010. Mr. Beis has held several managerial positions including General Manager and Executive Board Member at Emporiki Bank S.A., General Manager at Piraeus Bank S.A., Corporate Manager at ABN AMRO Bank NV, Athens, and Relationship Manager at Barclays Bank PLC, Athens. He has also served as an Executive Board Member in Marathon Bank of New York Inc, USA. Mr. Beis holds a Bachelor Degree in Economics from Athens University, a Bachelor of Science in Business Economics from the New York Institute of Technology and a Master of Arts in Quantitative Economics from New York University.

        Marinis S. Stratopoulos, born 1964, has been appointed the Chief Executive Officer and Deputy Chairman of the Board of Directors of Banca Romaneasca S.A. since August 2010. He has been also appointed as the Chairman of the Board of Directors of NBG Leasing IFN S.A., as Deputy-Chairman of the Board of Directors of NBG Factoring Romania IFN S.A. and as a member of Board of Directors of SC Garanta S.A. In Banca Romaneasca he is also member of the Executive Committee, Credit Committees and ALCO. He started his career in banking in 1993 in Xiosbank S.A. and then served in several managerial positions in Piraeus Bank Group, Egnatia Bank Romania S.A., Egnatia Bank S.A., National Bank of Greece a.d. Beograd and as President of the Executive Board of Vojvodjanska since 2007. In parallel to his banking career, he worked from 1993 to 2000 as a part-time instructor in Accounting, Mathematics of Finance, Business Administration and Business Finance at the American College of Greece. He holds a Deck Officer Diploma from the Merchant Marine, a BSc in Business Administration from the American College of Greece and an MSc from the University of Lancaster.

        Cenk Kahraman, born 1975, is the Managing Director of NBG Bank (Malta) Limited since 2008. He started his banking career in 1998 in Finansbank Turkey where he worked in different departments in the Finansbank Group. In 2005, he was appointed as General Manager in the newly established Finansbank (Malta) Ltd. He also is a board member in NBG (Malta) Holdings Ltd., Executive Committee member in the Malta Bankers Association and served as co-chairman of the Malta Banker's Association in 2008-2009. He holds a BSc in Mechanical Engineering from Istanbul Technical University.

        Manos Drossatakis, born 1967, has been the Chief Executive Officer of National Securities S.A. since January 2009. He has previously worked as Director of Derivatives and Fixed Income for P&K Securities S.A. which was acquired by the Bank. He holds a BSc in Mathematics from the University of Athens and an MBA from Manchester Business School.

General Managers

        The General Managers, currently 13 in number, each report to the Chief Executive Officer and Deputy Chief Executive Officers are responsible for:

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

        The General Managers are as follows:

        Miltiadis Stathopoulos, born 1944, is the General Counsel since February 2010. He has been a lawyer since 1970 and joined the Group in 1972 as a lawyer of ex National Mortgage Bank S.A. From 1995 he was the Director of the Legal Services of ex National Mortgage Bank S.A. until 1998 when it merged with the Bank. From 1998 to the end of January 2010 he was Director of the Legal Services of the Bank. He participates in the Legal Council, the Credit Committees and the Supreme Disciplinary Council of the Bank. He has served as Vice-Chairman, CEO and Board member of the brokerage firm DELPHI S.A. He is currently Vice-Chairman of Ektenepol, Ethniki Kefalaiou S.A. and member of the Board of Directors of NBGB. He is also a member of the Legal Committee of the Hellenic Bank Association and a founding member of the Banking and Stock Exchange Law society. Mr. Stathopoulos holds a Bachelor's degree from the Law School of Aristotle University of Thessaloniki.

        Charalampos (Babis) Mazarakis, born 1964, is the Chief Financial Officer and member of the ALCO. He is also a Board Member of Ethnoplan, Ethnodata, NBGB, Ethniki Factors S.A., Ethniki Kefalaiou S.A. and NBG Pangaea. Before joining NBG, he was Chief Operating Officer at the NYSE-listed Corporation Excel Maritime Carriers Ltd, while from 2008 until 2010 he was Group Chief Financial Officer and Member of the Group Executive Committee at TITAN Cement Company (listed on the Athens Stock Exchange), where he was responsible for the financial and IT management of 70 active companies across 12 countries. From 1999 to 2008 he served in various executive positions in Vodafone Greece and Hungary; he was Group CFO and Member of the BoD in Greece (1999-2006), Interim Chief Executive Officer in Hungary (2006-2007) and in 2007 he returned to Greece as COO and Vice-Chairman of the BoD. During the period 1997-1999 he held the position of Finance Director and Member of the BoD at Georgia Pacific-Delica, while from 1992 until 1997 he worked as Financial Analysis Group Manager at Procter & Gamble, at first in Athens and then in the European Headquarters in Brussels. Babis Mazarakis holds a Bachelor's degree in Business Administration from the University of Piraeus (with distinction) and an MBA from Ohio State University, The Fischer School of Business (Wielder Scholar), where he was Teaching Assistant in Finance. He has been listed within the 30 most distinguished CFOs in Europe below 40 years old (2002, CFO Europe).

        Andreas Vranas, born 1952, is the Head of Human Resources. He is also Chairman of the Board of NBG Training Center S.A. From 1979 to 1985 he worked as investment analyst at the National Investment Bank for Industrial Development (ETEBA). During the period 1985-1988 he worked at the Ministry of National Economy as economic advisor and Special Secretary for Private Investments. From 1988 to 1996 he rejoined ETEBA, as a manager in the fields of project financing, equity investments and portfolio management. From 1996 to 2004, he was Deputy Governor at the National Bank of Greece and Vice Chairman of the Board of Directors, responsible for corporate credit, shipping and the domestic branch network of the Bank. From April 2004 to January 2010, he was Chairman of the Board of Directors of Ethniki Leasing. He holds a degree in Business Administration from Athens University of Economics and Business, a Master's degree in Finance from Manchester University and a PhD in Finance from the University of Athens.

        Agis Leopoulos, born 1968, is the General Manager of International. Before joining the Group, he worked for three years at the European Commission in Brussels. He is the Chairman of UBB, Stopanska Banka, Banca Romaneasca, SABA, Vojvodjanska, Interlease E.A.D and Deputy Chairman of NBG Cyprus. He is also a member of the Board of Directors of Finansbank A.S.. He graduated from Athens College and holds a BSc and MSc from the faculty of Economics and Social Science of the London School of Economics.

        Paul Mylonas, born 1958, was appointed General Manager of Strategy and Governance in December 2010. He joined NBG Group in 2000. From April 2004 to December 2010 he was General Manager of Strategy and Research. He is Chief Economist of the Group and secretary of the Executive Committee; he runs the Investment Committee and is Head of Investor Relations, as well as a member of ALCO and Finansbank A.S. Board of Directors. Moreover, he is a member of the Economic Advisory Board of the foundation for Economic and Industrial Research (IOBE) and the Hellenic Banks' Association. Before joining the Bank, he worked at the OECD and the IMF and taught at Boston University. Mr. Mylonas holds a PhD from Princeton University and a BSc from Brown University.

        Michael Oratis, born 1957, is the General Manager of Risk Management. Before joining the Bank in 1999, he worked for Citibank, Midland Bank, Bank of America, ABN AMRO Bank, and Mytilinaios S.A. as Country Treasurer. He is a member of the Board of Finansbank A.S., SABA, and NBG Asset Management. He holds a BSc in Chemical Engineering from the National Technical University of Athens, an MS in Industrial Engineering from Columbia University and an MBA in Finance and International Business from New York University.

        George Paschas, born 1956, has been General Manager of Business Processes, IT & Purchasing at National Bank of Greece since July 2010. He is a member of the Institute of Internal Auditors and the Association of Certified Fraud Examiners. He is a member of the Board of Directors of EH and the Chairman of the Audit Committee of EH. He is a graduate of the University of Piraeus, holding a degree in Business Management and a degree in Money & Foreign Exchange Markets.

        Demitrios Dimopoulos, born 1947, is the General Manager of Corporate Banking in National Bank of Greece, since 2008. He joined National Bank of Greece in 1975. He served as Director of the Corporate Division and was involved in corporate financing as well as project financing of investments in infrastructure, energy and tourism sectors. He is member of the Board of Directors of National Securities S.A., Ethniki Leasing and Ethniki Factors S.A. He is also alternate representative of the Bank at the Board of Directors of the Athens Chamber of Commerce and Industry. Mr. Dimopoulos holds a postgraduate degree in Economics from the University of East Anglia, United Kingdom.

        Dr Aristotelis Karytinos, born 1956, is the General Manager of Real Estate in National Bank of Greece. He is also CEO of NBG Pangaea and Chairman and CEO of NBG Property Services S.A., Chairman of Grand Hotel Summer Palace S.A., Hellenic Tourist Constructions S.A., Dionysos S.A., Mortgage-Tourist Protypos S.A., Pronomiouhos S.A Genikon Apothikon Hellados, Ektenepol and Ethniki Ktimatikis Ekmetalevsis S.A., Vice-Chairman of Propindex S.A and member of the Board of Directors of Astir Palace Vouliagmenis S.A. and Dipli Anaplasi S.A. Before joining the Bank, he held senior positions within Eurobank EFG Group, including Head of Group Real Estate, Head of Mortgage Lending and CEO of Eurobank Properties REIC. In the past, he has served for several years as manager in companies of the public and private sector. Dr A.Karytinos holds a degree (BSc) in economics from the University of Athens, a master's degree (MSc) in urban economics from Pantion University and a doctorate (PhD) in finance from the University of Warwick.

        Nelly Tzakou, born 1962, is Group Chief Operations Officer and Group Head of Global Transaction Services. She is responsible for the Group Operations, e-Business & Alternative Channels and is Group Head of the Global Transaction Services. She is Chairman at Ethniki Factors S.A., and Vice-Chairman at Dias S.A., Ehtnodata, Ethnoplan and National Securities S.A. Moreover, she is a member of the Euro Banking Association ("EBA"), Single Euro Payments Area ("SEPA") High Level Meeting run by the ECB and a Council Member of the European Financial Management and Marketing Association ("EFMA") Operational Excellence Advisory Council. Before joining the Bank, Mrs. Tzakou was an executive at Eurobank EFG between 1990 and 2007, responsible for Group Operations and the Global Transaction Services business unit. Mrs. Tzakou holds a Bachelor's Degree in Economics from the University of Piraeus (with honors) and an MBA from the University of Wales & Manchester Business School.

        Leonidas Fragkiadakis, born 1966, is the General Manager of Treasury and Global Markets. He is a member of the Board of National Securities S.A. and the Chairman of the Hellenic Chapter of Forex Club/ACI. He obtained his Bachelor's Degree in Economics from Trinity College, Cambridge University and his MBA from the Wharton School of the University of Pennsylvania. Prior to joining the Bank, he was employed by Credit Suisse First Boston, New York.

        Marianna Politopoulou, born 1969, has been the General Manager of Group Retail Collections since July 2010. She has been extensively involved in the fields of finance, marketing and strategy for banks and corporations in Greece and abroad. Before joining the Bank, she held senior positions including e-Banking / Private Banking at Credit Agricole, General Manager of Eurolease S.A. and CEO of Eurobank-FPS. She holds a BSc in Civil Engineering from the National Technical University in Athens and an MBA from the Wharton School, University of Pennsylvania.

        Andreas Athanasopoulos, born 1966, is General Manager in Retail Banking with responsibility for deposit and investment products, mortgage lending, consumer lending, credit cards and small business banking. He holds a PhD in Industrial and Business Studies from Warwick Business School, an MSc in

Statistics and Operational Research from Essex University and a BSc in Mathematics from the University of Patras. He has worked as a professor at Warwick University (1991-1996) and at ALBA Graduate School. Before joining the Bank he served as a Director in Marketing in Piraeus Bank and in Eurobank EFG as a Deputy General Manager of Small Business Banking. He is board member of NBGB and a member of Hellenic Ombudsman for Banking-Investment Services.

Deputy General Managers

        Petros Fourtounis, born 1955, has been Deputy General Manager and Group Chief Audit Executive at NBG since July 2010. He is a member of the Economic Chamber of Greece and the Institute of Internal Auditors. He has been extensively involved in the fields of audit, corporate—project financing and international credit. From August 2002 to July 2010, he held the position of Director in the NBG Divisions of Corporate Banking, Structured and International Finance and Group International Credit. During 1984-1999, he worked as Internal Auditor of the Bank. He joined NBG in 1975. He has been a member of the Board of Directors or Executive Credit Committees of several NBG subsidiaries and he was actively involved in the due diligence procedures of foreign bank acquisitions by NBG. P. Fourtounis holds a Bachelor's Degree in Economics from the University of Macedonia, Economic and Social Sciences.

        Dimitris Frangetis, born 1951, holds the position of the Group Chief Credit Officer at National Bank of Greece, having previously been Deputy General Manager of NBG Group International Activities. He is a member of NBG Group Senior Credit Committees and a Board member of Vojvodjanska, Stopanska, as well as of NBG Albania. He has served as Managing Director of Piraeus Group International Subsidiaries, General Manager and Board member at Emporiki Bank, General Manager and Vice Chairman at Ionian Bank, Chairman or Board member in a number of Emporiki Group & Ionian Group Subsidiaries and Deputy General Manager at ANZ Grindlays (Greece). Mr. Frangetis is an Athens College graduate and has studied Economics at the University of Athens and at Essex University.

        Ioannis Kyriakopoulos, born 1959, was appointed Deputy General Manager of International Activities in April 2011. He holds a BSc in Mathematics and BSc Economics from the University of Athens and an MSc in Statistics and Operational Research from Loughborough University in the United Kingdom. He has worked at the Bank since 1977. From April 2009 until April 2011 he was Deputy Chief Financial Officer at NBG while from August 2002 to April 2009, he served as Director of Financial and Management Accounting Division. He is Vice-Chairman of Ethniki Ktimatikis Ekmetalefsis S.A., Grand Hotel Summer Palace S.A., NBG Pangaea and Pronomiouhos S.A. Genikon Apothikon Hellados, Vice-Chairman in associated company Planet S.A. and Director of Ethnoplan, Ethnodata, Ethniki Factors S.A., NBG Asset Management, Ethniki Kefalaiou S.A., ASTIR Palace Vouliagmenis S.A., Ektenepol S.A., NBGB, NBG Funding Ltd, and in associated company Larco S.A.

        Demetrios Vrailas, born 1951, is Deputy General Manager of Information Technology. He holds a BSc in Mathematics from the University of Athens and an MSc from Loughborough University of Technology in the United Kingdom. Before joining NBG in 1975, he worked in Alpha Bank for 4 years as Deputy Manager in the Organization Division. He is a Board Member of Ethnodata and Ethnoplan.

        Ioanna Katzilieri-Zour, born 1961, is Deputy General Manager in Retail Banking. She holds an MSc in Economics from the London School of Economics and a BSc in Economics from Bristol University. She joined the Bank in 2006 after having served as Deputy General Manager of Strategic Marketing at Eurobank EFG. She has also worked for Millennium, Wind, Pepsico IVI and Procter & Gamble Hellas.

        Panos Goutakis, born 1958, was appointed Deputy General Manager of Investment Banking at National Bank of Greece and Chairman of the Board of Directors at National Securities S.A. in January 2011. Before joining the Bank, he was Advisor to the Management at Piraeus Bank, responsible for strategic planning. Between 1990 and 2009 he served as Managing Director of Morgan

Stanley & Co Ltd., Country Head of Greece. Mr. Goutakis holds an MBA from the University of Rochester and a Bachelor's Degree in Business Administration from the Athens Graduate School of Economic and Commercial Studies.

        Spiridon Mavrogalos, born 1968, was appointed Deputy General Manager of Group Procurement and Administrative Support in February 2008. He is a certified accountant (ACCA) and holds an MBA in Finance from the University of Nottingham and a BSc in Computer Information Systems from Deree College. Before joining the Bank he served as General Manager of Group Operations in Cosmote Group. He has also worked in Eurobank EFG in their Integration Office, Risk Management and Internal Audit divisions, at ABN Amro Bank N.V. and at KPMG.

        Theofanis Panagiotopoulos, born 1955, was appointed Deputy General Manager in Corporate Banking at National Bank of Greece in May 2008. He holds a BSc from the University of Piraeus. He is a member of the boards of Ethniki Leasing, Ethniki Factors S.A. and General Cables Company S.A.

        Telemachos Palaiologos, born 1950, was appointed Deputy General Manager at the Bank in May 2010. He is Chairman of the Board of Directors at Ethnodata and Chairman of the Board of Directors at Ethnoplan. From March 2010, he has served as Vice-president of Ethniki Leasing and member of its Board of Directors. He is also member of the Board of Directors of EH. From 1999 to 2009 he served as General Director of Ethniki Leasing. From December 1993 to March 2002 he was member of the Board of Directors of Ethniki Kefalaiou S.A. Before joining the Group, he served as a Chief Executive in leading organizations and enterprises. Telemachos Palaiologos holds a Bachelor's degree in Economics from the National and Kapodistrian University of Athens. He also holds Master's degrees in Development Economics from the University of Bath, and in Business Administration from the University of Birmingham.

        Spyros Asimopoulos, born 1951, was appointed Deputy General Manager of the Branch Network at National Bank of Greece in March 2010. He is member of the Board of Directors of NBGB. He has also served as Deputy Human Resources Director (1999-2002), as Branch Network Director, responsible for the bank branches in Attica (2002-2004) and he has worked as Director of the Small & Medium Enterprises Financing Division (2004-2010). From 1994 to 1997 he was Vice-Chairman and CEO of the National Housing Bank. Mr. Asimopoulos holds a Bachelor's degree from the Athens University of Economics and Business.

        Yiannis Balampanis, born 1952, has been Deputy General Manager of Business Processes and Security at National Bank of Greece since July 2010. He is a System's and Business Processes' Analyst and a member of the Board of Directors of the NBG Group Subsidiaries Ethnodata and Ethnoplan. From July 2002 to July 2010, he was the Manager of Business Processes Division at NBG. Among other major projects, Mr. Balampanis was responsible for major NBG projects, such as the consolidations of NBG Subsidiaries ETEBA, EADO and National-P&K Securities S.A. During the years 1997-2002 he was Deputy Manager of Business Processes Division. In this capacity, he participated in the project management team of the consolidation of the Mortgage Bank of Greece.

Executive Committees

Senior Executive Committee

        The Senior Executive Committee was established by the Board in 2004 and operates as per a special Charter, which came in force by the Management Act 145/March 2, 2007. The Senior Executive Committee is the Committee with the highest level of authority, which supports the Chief Executive Officer of the Bank in his duties. The Senior Executive Committee has strategic powers and is responsible for monitoring the execution of the Bank's business plan. Furthermore, it has approval powers that cannot be delegated to other members of the Bank's management or to other collective bodies of the Bank.

        The Committee is comprised of the following members:

    –
    Apostolos Tamvakakis (Chairman)

    –
    Anthimos Thomopoulos

    –
    Alexandros Tourkolias

    –
    Leonidas Theoklitos

    –
    Ömer Aras

    –
    Paul Mylonas (Secretary)

Executive Credit Committee

        The Executive Credit Committee was established in 2008 by Management's Act No. 244/April 8, 2008 and its purpose is to:

  •
  establish the limits for risk exposures and credit approval limits for the lower level administrative Committees of the Bank, as well as for the employees of central services and units of the Bank's network;

  •
  approve loans of amounts exceeding existing limits set for lower level credit approval authorities. The Committee also decides on the settlement or the undertaking of measures regarding loans of those limits that are not progressing well or are non-performing;

  •
  implement new lower level credit approval Committees and review or abolish existing credit approval limits; and

  •
  amend the Credit Policy rules on credit approval levels, through a Chairman's Act, or in his/her absence, through a Vice-Chairman's Act.

        The Committee is comprised of the following members:

    –
    Apostolos Tamvakakis (Chairman)

    –
    Dimitrios Frangetis

    –
    Alexandros Tourkolias

Disclosure and Transparency Committee

        The Disclosure and Transparency Committee was established in June 2003 to enforce adherence to the requirements of the Sarbanes-Oxley Act. Its purpose is to monitor the accuracy and completeness of the information included in public announcements and in any publications issued by the Bank, including information submitted to the SEC. Specifically, the Committee has the following responsibilities:

  •
  monitoring the accuracy and completeness of the data included in the information submitted to the SEC;

  •
  monitoring the procedures and controls pertaining to the timely collection and evaluation by the Bank and the Group entities of the information for disclosure, as per the relevant legislation;

  •
  evaluating the effectiveness of the said disclosure procedures and controls and ensuring their continuous development and improvement, as per the requirements of the relevant legislation; and

  •
  ensuring that the said procedures and controls are implemented effectively and uniformly by all Group entities.

  •
  monitoring and timely informing the Bank's External Auditors and the Bank's Audit Committee on any material deficiencies of the said procedures and any fraud cases involving Management or any Executive responsible for their supervision or implementation;

  •
  conducting periodic evaluations of the said procedures and controls and submitting relevant reports to the Bank's Management; and

  •
  opining to the Management and these Executives, who are responsible for complying with the certification requirements of the U.S. legislation, on the extent that these requirements are fulfilled so that they can proceed with the issuing of the certifications.

        The Committee is comprised of the following members:

    –
    Anthimos Thomopoulos (Chairman)

    –
    Miltiadis Stathopoulos

    –
    Dimitrios Dimopoulos

    –
    Agis Leopoulos

    –
    Leonidas Fragkiadakis

    –
    George Paschas

    –
    Michael Oratis

    –
    Paul Mylonas

    –
    Charalampos (Babis) Mazarakis

    –
    Andreas Athanassopoulos

    –
    Petros Fourtounis

        The Committee convenes at the invitation of its Chairman, at least twice per annum and ad hoc as deemed necessary.

IT Steering Committee

        The IT Steering Committee was established in compliance with the requirements of the Bank of Greece Governor's Act No. 2577/2006, aiming at providing support to Management with regards to IT Governance. Its key objective is the implementation of the Bank's and the Group's IT strategy and IT Security Policy. Specifically, the Committee is responsible for:

  •
  evaluating the short and medium-term plans of the IT Divisions in accordance with the business strategy that has been formulated by Management;

  •
  assessing the analysis and management of the risks related to IT systems;

  •
  evaluating and approving the purchase of costly hardware and software;

  •
  supervising large scale IT projects and their budget;

  •
  setting priorities with respect to IT projects;

  •
  assessing the implemented IT policies, standards and procedures;

  •
  approving and supervising cooperation with third parties (e.g., outsourcing of IT services);

  •
  preparing and submitting to the Board an annual report on its actions; and

  •
  receiving information on the IT audit results.

        The Committee is comprised of the following members:

    –
    Leonidas Theoklitos (Chairman)

    –
    George Paschas

    –
    Michael Oratis

    –
    Leonidas Fragkiadakis

    –
    Andreas Athanassopoulos

    –
    Theofanis Panagiotopoulos

    –
    Dimitrios Vrailas

    –
    Ioannis Balampanis

        The Committee is convened at the invitation of its Chairman, at least twice per annum and ad hoc as required.

Asset and Liability Committee

        For Asset and Liability Committee see Item 5.B, "Liquidity and Capital Resources".

B.    Compensation

        During 2010, total remuneration to the Bank's Board of Directors, General Managers, members of the Executive Committees and the Group's key management amounted to EUR 14.6 million.

        For more information on related party transactions, see Note 32 to the U.S. GAAP Financial Statements.

        Total remuneration comprises salaries, fees, bonuses and other short-term benefits, post employment and other long-term benefits, and termination benefits.

        According to the Bank's management, apart from the above amounts, our Directors, General Managers and Deputy General Managers are not entitled to any further monetary amounts from the Bank or our subsidiaries.

        We do not set aside or accrue amounts to provide pension, retirement or similar benefits for the Board of Directors or members of management apart from their participation in social security schemes. We do not have Directors' service contracts or other agreements that provide for benefits on termination of employment.

C.    Board Practices

Corporate Governance Code

        The Bank's corporate governance framework is aligned with the requirements of the Greek legislation, the decrees of the HCMC and the Bank's Articles of Association and regulations. The Bank, being listed on the NY Stock Exchange (NYSE), is also subject to the US legal and regulatory framework (Sarbanes Oxley Act), the SEC decrees and the NYSE regulations. For more information on the differences between the Bank's Corporate Governance Practices and NYSE listing standards see Item 16G, "Corporate governance".

        In February 2006, the Bank's Board of Directors ("the Board") adopted a framework that describes the Bank's corporate governance structure and policy. This framework was based on international best practices and fosters continuity, consistency and efficiency in the modus operandi of the Board and the governance of the Bank and its Group. The Corporate Governance Code, which was adopted by the Bank's Board in March 2011, results from the provisions of the corporate governance framework and specifically defines:

  •
  the purpose, key duties and responsibilities of the Board;

  •
  the structure and modus operandi of the Board and the Board Committees;

  •
  the process for the performance evaluation of the Board;

  •
  the required qualifications and independence criteria of the Directors;

  •
  directors' orientation and continuing education;

  •
  the Directors' election process;

  •
  the Directors' rights and obligations;

  •
  potential conflict of interest situations;

  •
  the approval and disclosure of Director's compensation; and

  •
  relations with the Bank's Shareholders

        The Bank, remaining abreast of the international developments in corporate governance issues, continuously updates its corporate governance framework and consistently applies the principles and rules dictated by the Corporate Governance Code, focusing on the long-term protection of the interests of its depositors and customers, shareholders and investors, employees and other stakeholders.

        Within the context of its Corporate Governance Code, the Bank is in the process of developing a high level Chart of Authorities and Responsibilities of the Management at a Group level, which is expected to be adopted by the Board in 2011. Furthermore, the exceptionally challenging economic environment of 2010, coupled with a very limited tenure of the majority of the Board, which was appointed at the beginning of the year 2010, has not yet allowed for the annual Board evaluation for 2010. It is planned that such evaluation will take place in the immediate future.

        The Corporate Governance Code has been posted on the Bank's website: www.nbg.gr (section: The Bank / Corporate Governance / Regulations and Principles).

Corporate Governance Practices

        Corporate Governance describes the principles and regulations that govern the relations among the Bank's Shareholders, Management and stakeholders. The Bank aims at attaining corporate governance excellence, enhancing its risk management framework, complying with the national and international legal and regulatory framework and being aligned to the international best banking standards. Hence, the Bank has adopted, in addition to the Corporate Governance Code, a number of corporate governance policies and practices, which are aligned with its activities and ensure the transparency and effectiveness of its operations.

        The Bank has implemented the following key corporate governance policies and practices over and above the legal requirements:

Directors' Nomination Policy

        The annual General Meeting of Shareholders is responsible for electing the Board members as per the Greek legislation. However, the Bank acknowledges the need to support the General Meeting in the completion of this duty, in order to ensure, for all Shareholders and stakeholders, that the process is transparent, creditable and merit-based.

        As dictated by international best practices for the nomination of Directors in such a way as to ensure meritocracy and the increase of the long-term share value, the nomination responsibility has been assigned to the Board's Corporate Governance and Nominations Committee. Specifically, this Committee has been entrusted with the evaluation of the Board's needs as well as with the identification of those characteristics that warrant the best composition profile for the Board, as per the Directors' Nomination Policy. Upon recommendation of the Committee, the Board approves the Committee's recommended nominations and submits a relevant proposal to the Annual General Meeting of Shareholders. The Shareholders have the right to nominate, at will, additional candidates.

        The Directors' Nomination Policy was based on the Corporate Governance Code and the Corporate Governance and Nominations Committee Charter and was approved by the Board.

Conflict of Interest Policy for Senior Executives

        The Conflict of Interest Policy for Senior Executives aims at enhancing the Bank's Internal Controls System, and preventing and managing potential conflicts of interest between the Bank and its Senior Executives, that may have an adverse impact on the reputation and interests of the Bank, its clients, Shareholders and employees.

        The Policy is aligned to the Bank's Articles of Association, the Code of Ethics and the Corporate Governance Code.

        The Policy establishes the key principles for all the Group entities and is applicable to all Senior Executives ("Covered Persons"), i.e., the Chief Executive Officer, Deputy Chief Executive Officers, executive Board members, the General Managers, Deputy General Managers and Managers. Furthermore, the Policy covers persons related to the Covered Persons ("Related Persons"), i.e., their spouses and any relatives up to the second degree of kinship or any legal person of which a Covered or Related Person is the sole owner, Board member, full-time executive, or associate, or holds, directly or indirectly, more than 20% of the voting rights.

        The Conflict of Interest Policy identifies potential areas of conflict of interest between the Covered / Related Persons and the Bank and Group entities. Therefore, the Bank prohibits the:

  •
  Covered Persons to be involved or facilitate in activities, which are materially competitive to the Bank's or any other Group entity's financial interests;

  •
  Covered or Related Persons to exploit for their own profit any business opportunity, that could have produced financial gain for the Bank or a Group entity, by using company assets or information acquired due to the Covered Person's position;

  •
  Covered Persons to utilize their position within the Group in order to promote the business interests of a Related Person;

  •
  Covered Persons to profit from any preferential terms and conditions during their transactions with the Bank or the Group, unless explicitly provided so; and

  •
  Covered Persons to participate in discussions or decision-making which take place within the Bank's or the Group entities' collective management bodies and concern transactions that may lead to a conflict of interest between them and the Bank or the Group.

        With respect to the implementation and monitoring of the Conflict of Interest Policy, specific roles and responsibilities have been assigned to the Chief Executive Officer, the Board, the Audit Committee and the Group Compliance Division ("GCD").

Code of Ethics

        On November 26, 2006, the Bank's Board approved a Group Code of Ethics (the "Code of Ethics"), which sets out the core principles and rules underlying its internal regulations and policy and the conduct of its employees.

        The Code of Ethics has been formulated on the basis of the provisions of the national and international legislation and the fundamental values that the Bank upholds in its business activities and which, accordingly, concern employees throughout the Bank and its Group.

        The Code of Ethics applies to the entire Management and employees of the Bank and the Group, including Independent Associates and Consultants.

        The Code of Ethics has been approved by the Board and has been posted on the Bank's website: www.nbg.gr (section: The Bank / Corporate Governance / Regulations and Principles).

Insurance Cover for members of the Board of Directors of the Group companies

        According to the Corporate Governance Code, the Directors have the right to a full insurance coverage against legal or other risks related to their duties within the Bank. Accordingly, the Bank has entered into a multi-insurance contract in order to cover the civil liability of the Directors and Executives of all the Group entities, the civil liability for claims against the Bank arising from negligence, error or oversight by Executives and employees and damages arising from fraud, including electronic fraud.

Code of Ethics for Financial Professionals

        The Bank's Board, in compliance with the U.S. legal and regulatory framework and the decrees of SEC, has approved a separate Code of Ethics for Financial Professionals, which stipulates the fundamental ethical obligations which are binding for:

  •
  the executive members of the NBG Board, the Chief Financial Officer, the Deputy Chief Financial Officer and the Finance Manager;

  •
  the executive members of the Board and the Chief Financial Officer or Financial Manager of each Group entity;

  •
  all employees being responsible for preparing the financial statements and recording the financial results of any Group entity; and

  •
  all employees who are responsible for investor relations.

        The Code aims at preventing situations where conflict of interest may arise where the interests of the Covered Persons are not aligned with those of the Bank and the Group, as well as the unauthorized disclosure of confidential information regarding Group entities and their customers, obtained or created in connection with the Covered Persons' duties. Furthermore, it stipulates that the information contained in public announcements and in official reports and documents are complete, accurate, timely and understandable, and that all such information is presented in accordance with applicable rules and regulations.

        The Code of Ethics for Financial Professionals has been posted on the Bank's website: www.nbg.gr (section: The Bank / Corporate Governance / Regulations and Principles).

Whistle blowing Policy

        The Bank, in compliance with the U.S. Sarbanes-Oxley Act concerning the enhancement of its corporate governance framework, has implemented a Whistleblowing Policy for the submission of confidential reports by any party, whether anonymously or not. These reports mainly relate to behaviors employed by the Bank's and the Group's Executives and employees that raise concerns for irregular or illegal actions related to accounting and auditing matters, which are inconsistent with the international practices and regulations. Such acts might bear legal consequences for the Bank, and may have an adverse effect on its reputation and the interests of its customers, Shareholders and employees.

        These reports are directly received by the Bank's Audit Committee, which ensures they are kept confidential and classified and that the whistleblowers remain anonymous. With this policy, the Audit Committee's operation is enhanced as the Committee holds the overall responsibility for the development and establishment of this Policy, the supervision of its implementation and the monitoring of the investigations and the progress of corrective actions.

        The Bank's website www.nbg.gr (section: The Bank / Corporate Governance / Contact us), provides the Audit Committee's contact information for the submission of confidential reports. Additionally, employees may submit anonymous and confidential reports through the Bank's intranet.

Corporate Social Responsibility Policy (CSR)

        The Bank ensures that its social responsibility actions are aligned with the long-term interests of its Shareholders, while placing emphasis on the avoidance of conflict of interest situations. In this respect, the Bank has adopted a Corporate Social Responsibility Policy ("CSR") that reflects the keystones of the CSR framework, determines the CSR Action framework for the Bank and the Group and provides guidelines to NBG and its subsidiaries for the delegation of authorities and responsibilities for the planning, implementation and control of these Actions.

        The Bank's Board and the Boards of those Group entities that are involved in corporate social responsibility actions approve of the CSR budget within the context of the Group budget approval. The Bank's Chief Executive Officer approves any commitment within the approved CSR budget and informs the Board accordingly. For any commitment exceeding the budget, the Chief Executive Officer requests Board approval.

        The Manager of the Secretariat Division is responsible for the implementation of the CSR policy. On an annual basis, for the briefing of the Board and the Shareholders, s/he submits to the Chief Executive Officer an annual report on the Bank's CSR activity and a briefing report for the major Group entities' such activity. The Chief Executive Officer may authorize the Manager of the Secretariat Division to allow grants and donations up to EUR 30,000, for which the total amount must not exceed 10% of the approved annual CSR budget. The Group entities' Boards assign their own authorization limits as per the CSR policy.

        For any grant to a legal person or entity with which a Director, Bank or Senior Executive of the Bank or the Group or key Shareholder is connected, the Board's approval must be obtained, without the related party being present during the relevant decision making process. The Corporate Governance Code defines the concept of related parties.

        The CSR has been posted on the Bank's website: www.nbg.gr (section: The Bank / Corporate Governance / Regulations and Principles).

Board Committees

  Audit Committee

        The Audit Committee was established in 1999 and operates in accordance with the provisions of Bank of Greece Governor's Act No. 2577/2006, Law 3693/2008 and the US Sarbanes-Oxley Act. Its responsibilities include:

  •
  reviewing the integrity of the financial statements of the Bank and the Group as well as other important disclosures;

  •
  making recommendations to the Board regarding the appointment of the external auditor, as well as his remuneration and terms of cooperation following his appointment by the AGM of Shareholders;

  •
  monitoring and reviewing the efficiency of the external auditor;

  •
  monitoring and reviewing the external auditor's independence and objectivity regarding the provision of non-auditing services, as well as the appropriateness of his remuneration;

  •
  reviewing the effectiveness of the Bank's and the Group's systems of internal controls and compliance and notifying the Board accordingly; and

  •
  reviewing and controlling the independence, adequacy and effectiveness of the Group Internal Audit-Inspection Division ("GIAID").

        The members of the Committee are elected by the General Shareholders Meeting upon recommendation of the Corporate Governance and Nominations Committee to the Board Chairman. The Chairman of the Committee is appointed by the Board. The Committee is composed of five non-executive and independent Directors, at least one of whom is a financial expert with adequate knowledge and experience in auditing issues. The Committee's members are appointed for a one-year term of office, which can be renewed indefinitely.

        The Committee meets on a regular basis, at least six times a year, and on an extraordinary basis if required; it keeps minutes of its proceedings and reports to the Board every three months or more often, if deemed necessary. The external auditor or the Chief Audit Officer may request a meeting with the Committee. The Committee Chairman specifies the agenda and the frequency and length of meetings, and ensures the Committee's effectiveness in discharging its duties. At the beginning of each calendar year, the Committee prepares its annual audit program and submits it to the Board.

        The Committee is comprised of the following members:

    –
    Petros Sabatacakis (financial expert / Chairman)

    –
    Alexandra Papalexopoulou-Benopoulou (Vice chairperson)

    –
    Stefanos Vavalidis

    –
    Georgios Zanias

    –
    Maria (Marily) Frangista

        The current Audit Committee members were elected, as per the requirements of Law 3693/2008, by the AGM of Shareholders on June 23, 2011, following the consent of the Corporate Governance and Nominations Committee and the Board. The Committee's term of office was set to one year extended until the AGM of Shareholders for the year 2012.

        During 2010, the Audit Committee convened nine times. The members of the Committee receive compensation for their participation.

  Human Resources and Remuneration Committee

        The Human Resources and Remuneration Committee (HRRC) was established by a Board decision and is of a consultatory nature. Its purpose is to assist the Board in performing its duties with respect to attracting, retaining and developing executives and employees of the highest professional and moral caliber; aiming at the development of a culture of fairly evaluating effort and rewarding performance; and developing and maintaining a coherent system of values and incentives for the development of human resources throughout the Bank.

        The Committee consists of at least three members of the Board, the majority of whom (including the Chairman) are independent Directors, as per the independency definition included in the Corporate Governance Code. The members and the Chairman of the Committee are appointed thereon by the Board upon recommendation of the Corporate Governance and Nominations Committee. The Committee members are selected on the basis of their competence and experience and appointed for a one-year term of office, which can be renewed indefinitely.

        The Committee meets at least three times a year and keeps minutes of its proceedings. The Chairman determines the agenda and the frequency and length of meetings and in general, ensures the Committee's effectiveness in discharging its responsibilities. At its first meeting of the calendar year, the Committee decides on an annual calendar and rolling agenda.

        The Committee is comprised of the following members:

    –
    (*)Alexandra Papalexopoulou-Benopoulou (Chairperson)

    –
    Vassilios Rapanos

    –
    H.E. the Metropolitan of Ioannina Theoklitos

    –
    Spyridon Theodoropoulos

(*)
:    Vassilios Konstantakopoulos, Chairman of the Committee, passed away on January 25, 2011.

        During 2010, the Human Resources and Remuneration Committee convened 7 times. Its members receive compensation for their participation.

  Corporate Governance and Nominations Committee

        The Corporate Governance and Nominations Committee was established by a Board decision and is of a supervisory nature. Its purpose is to assist the Board in ensuring that its composition, structure, policies and processes meet all relevant legal and regulatory requirements applicable to the Bank, and facilitate the harmonization of the corporate governance of the Bank and the Group with international best practices.

        The Committee consists of at least three Directors. The members of the Committee are appointed thereon by the Board upon recommendation of the Chairman of the BoD. All members of the Committee are non-executive and in their majority independent Directors, as per the independency definition included in the Corporate Governance Code. The Corporate Governance and Nominations Committee is chaired by the Chairman of the Board. The Committee members are appointed for a one-year term of office, which can be renewed indefinitely. The Committee meets at least four three times a year and, keeps minutes of its proceedings. At its first meeting of each calendar year, the Committee decides on an annual calendar and rolling agenda.

        The Committee is comprised of the following members:

    –
    Vassilios Rapanos (Chairman)

    –
    Ioannis Giannidis

    –
    George Zanias

    –
    Maria (Marily) Frangista

    –
    H.E. the Metropolitan of Ioannina Theoklitos

        During 2010, the Corporate Governance and Nominations Committee convened 6 times. Its members receive compensation for their participation.

  Risk Management Committee

        The Risk Management Committee was established by a Board decision in accordance with the requirements of Bank of Greece Governor's Act No. 2577/March 9, 2006. The Committee has the following responsibilities:

  •
  to develop the risk assumption and capital management strategy in line with business objectives, both at Bank and the Group level, and taking into consideration the adequacy of available resources in terms of infrastructure and employees;

  •
  to control the function of the Group Risk Management Division in terms of independence, adequacy and effectiveness;

  •
  to ensure the development and ongoing effectiveness of the internal risk management system and its integration into the business decision-taking process as regards any type of risk, including operational risk, across all business lines/units of the Bank and the Group;

  •
  to determine the principles governing the risk management function in terms of identifying, estimating, measuring, monitoring, controlling and addressing the relevant risks in line with the current business strategy and adequacy of available resources;

  •
  to be regularly apprised of and monitor the overall risk profile of the Bank and the Group and provide the Group Risk Management Division with guidance as regards the implementation of the risk appetite strategy and risk management policies, including compliance with the current regulatory framework for capital adequacy; and

  •
  to ensure that the Bank's Board is adequately apprised of all matters relating to the risk assumption strategy, risk bearing capacity and risk profile in the exercise of its supervisory and strategic functions.

        The Committee consists of Board members appointed by the Board pursuant to the Corporate Governance and Nominations Committee's recommendation to the Board Chairman. The Committee has a minimum membership of three members of whom at least one must be an executive member and at least one a non-executive member. The members must have adequate knowledge and experience in banking and financial matters as well as risk management. They are appointed for a term of one year, which may be renewed indefinitely.

        The Committee meets at least four times a year (on a quarterly basis) and extraordinarily whenever the Chairman deems fit. The Committee keeps minutes of its proceedings. The Chairman determines the agenda and the frequency and length of meetings and ensures that the Committee's functions are performed effectively. At the first meeting of each calendar year, the Committee decides on a schedule and a rolling agenda of meetings for the rest of the year.

        The Committee is comprised of the following members:

    –
    Apostolos Tamvakakis (Chairman)

    –
    Vassilios Rapanos

    –
    Anthimos Thomopoulos

    –
    Stefanos Vavalidis

    –
    Petros Sabatacakis

        During 2010, the Risk Management Committee convened 7 times. Its members receive compensation for their participation.

Strategy Committee

        The Strategy Committee was established by a Board decision. Its purposes is to assist the Board's executive members in developing the Group's strategic options; assist the Board in taking decisions on all issues related to the Group strategy; and review regularly the implementation of the Group's strategy by the Group's Management.

        The Committee has a minimum membership of five members of whom at least three are independent non-executive members of the Board. The Chief Executive Officer is a member of the Strategy Committee. The Strategy Committee is chaired by the Chairman of the Board. Its members are appointed by the Board upon recommendation of its Chairman, who consults with the Corporate Governance and Nomination Committee to this effect. The Committee members are appointed for a one-year term of office, which can be renewed indefinitely. The Committee meets at least three times per year, keeps minutes of its proceedings, and reports regularly to the Board. The Chairman determines the agenda and the frequency and length of meetings and ensures the Committee's effectiveness in discharging its responsibilities. At its first meeting of the calendar year, the Committee decides on an annual calendar and rolling agenda and informs the Board accordingly.

        The Committee is comprised of the following members:

    –
    Vassilios Rapanos (Chairman)

    –
    Apostolos Tamvakakis

    –
    Stefanos Vavalidis

    –
    Petros Sabatacakis

    –
    Alexandra Papalexopoulou-Benopoulou

    –
    Spyridon Theodoropoulos

        During 2010, the Strategy Committee convened 3 times. Its members receive compensation for their participation.

D.    Employees

        As of December 31, 2010, the Bank employed a total of 12,775 staff of which 587 are occupied in the Bank's foreign branches, compared to 13,066 and 535 respectively, as of December 31, 2009 and 13,593 and 516 respectively, as of December 31, 2008. Additionally, the Group's subsidiaries in Greece and abroad employed approximately 24,091 employees as of December 31, 2010, compared to 23,248 as of December 31, 2009 and 22,996 as of December 31, 2008. As of December 31, 2010 Group-wide temporary employees were approximately 482. The table below sets forth the average number of our employees by geographic location for 2010:

Country	Average number of Group employees (year-ended December 31, 2010(1)
Greece	14,803
Turkey	11,900
Bulgaria	3,118
Serbia	2,568
Romania	1,706
FYROM	1,105
Cyprus	321
Albania	311
Egypt	200
South Africa	197
United Kingdom	126
Malta	21

Total	36,376

(1)
The average number of employees on a Group-wide basis during the financial years ending December 31, 2008 and 2009 was 35,860 and 36,381 respectively.

        The table below sets forth the main categories of activity in which our employees were engaged, domestically and internationally, during 2010:

Division	Average number of Group employees (year-ended December 31, 2010
Commercial and retail banking	33,774
Insurance	1,185
Investment banking	272
Asset management	99
Other Group companies	1,046

Total	36,376

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

        Most of the Bank's employees belong to a union and the Greek banking industry has been subject to strikes over the issues of pensions and wages. Bank employees throughout Greece went on strike for 18 days in 2010 and 5 days in 2011 (up to June 17, 2011), largely to express their opposition to the new austerity measures implemented in light of the IMF/eurozone Stabilization Program.

        In light of the Group's strategy to streamline its operations and maximize efficiency, voluntary retirement schemes have been implemented. On 31 December 2010 the Bank's wholly owned subsidiary EH completed the voluntary retirement scheme, that had been announced on 25 November 2008, whereby employees fulfilling certain criteria had the opportunity to leave service receiving additional benefits to those provided by law, subject to the approval of the Voluntary Retirement Scheme Committee which included representatives of the company and its employees. A total of 237 employees have left service taking advantage of the provisions of the scheme (not including those who had subscribed to the scheme and subsequently withdrew their interest). No further cost in respect of this scheme is expected to be incurred.

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

        In addition, in 2005 and 2006, the Hellenic Republic passed legislation permitting bank employee auxiliary pension schemes to merge with the new Insurance Fund of Bank Employees, known as ETAT. The relevant legislation provides that, in connection with the merger of auxiliary schemes with ETAT, the relevant employer shall make a payment to ETAT solely in an amount to be determined by an independent financial report commissioned by the Ministry of Finance pursuant to this legislation. Subsequently, in April 2006 the Bank applied under Greek Law 3371/2005, as amended, to merge its Auxiliary Pension Fund into ETAT. For risks associated with the new pension reform legislation, see Item 3.D, "Risk Factors—Risks Relating to Our Business—We could be exposed to significant future pension and post-employment benefit liabilities".

E.    Share Ownership

        At the General Meeting held on June 22, 2005, a stock option program was approved for the executive directors, executive management and personnel of the Group (Program A). The maximum number of new ordinary shares to be issued under Program A was set at 2.5 million and adjusted to 3.5 million as a consequence of the four to ten share capital increase in 2006. Program A was set to last for five years and expired in 2010. Under the terms of Program A, the exercise price range was between EUR 5.00 and 70% of the average market price for the ordinary shares over a period starting on January 1 of the financial year during which such rights were granted until and including the first exercise date.

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

        The total number of share options granted, exercised and cancelled per Program, are analyzed as follows:

	Group
	Program A 1st grant	Program A 2nd grant	Program B
Total share options granted per Program	2.992.620	496.500	3.014.100
Adjustments due to share capital increases	120.315	35.632	162.720
Number of share options exercised	(1.426.883)	(53.475)	(798.590)
Number of share options cancelled	(1.686.052)	(478.657)	(379.734)

Outstanding balance	—	—	1.998.496

        After December 10, 2010 the outstanding options of the first and second grant of Program A expired.

        All outstanding options of Program B could have been exercised between June 1, 2011 and June 10, 2011. At June 10, 2011, the unexercised options expired.

        The options are forfeited if the employee is fired with cause and may be forfeited or maintained pursuant to a discretionary decision of the Bank's Board of Directors if the employee resigns from the Group before the options are exercised.

        Details of the share options outstanding during the period to December 31, 2010 and December 31, 2009 are as follows:

Stock options	Balance	Weighted average exercise price	Weighted average remaining contractual term	Aggregate Intrinsic value
		(EUR)		(EUR)
Outstanding at January 1, 2010	4.150.463	20,79	—	—
Cancelled during the year	(2.151.967)	21,11	—	—

Outstanding at December 31, 2010	1.998.496	20,45	0,5	—

Vested but not exercised at December 31, 2010	1.998.496	20,45	0,5	—

        The weighted average exercise price per option was EUR 20.90 and EUR—for 2009 and 2010 respectively and the weighted average remaining contractual term of options outstanding is 1.26 and 0.5 years for 2009 and 2010 respectively. As of December 31, 2010, there are no non-vested share options. Therefore, the total unrecognized compensation cost related to non vested share-based compensation arrangements granted under the Plan, was nil. Due to the current financial crisis the Bank's market share price fell below the exercise price of the option so that its intrinsic value is nil. The aggregate intrinsic value for options exercised in 2009 and 2010 was nil.

        No new options were granted in 2009 or 2010. The total fair value of options vested during 2009 and 2010 was EUR 7,720 thousand and EUR 4,814 thousand.

        At the General Meeting held on May 25, 2007, the shareholders of the Bank approved the distribution to the Bank's staff of bonus shares with the issuance of 350,000 new ordinary shares of a par value of EUR 5.00, by capitalizing profits of EUR 1.75 million, resulting in a share capital increase of an equal amount. For a period of three years following their issuance (up to October 6, 2010), such new ordinary shares may be transferred only pursuant to approval granted at the General Meeting. The total expense recognized during 2008, 2009 and 2010 amounted to EUR 4,433 thousand, EUR 4,433 thousand and EUR 1,847 thousand respectively.

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

        As at May 31, 2011, the Bank's outstanding issued share capital consisted of 956,090,482 ordinary shares, 25 million Series A non-cumulative non-voting redeemable preference shares offered in the form of ADRs in the United States and 70 million preference shares issued to the Hellenic Republic pursuant to the Hellenic Republic bank support plan.

Ordinary Shares

        The following table sets forth certain information regarding holders of the Bank's ordinary shares, based on information known to or ascertainable by the Bank.

	As at May 31, 2011
	Common shares	Total shares
Legal Entities and Individuals Outside Greece	30.0%	27.9%
Domestic Private Investors	46.2%	43.0%
Domestic pension funds	16.3%	15.2%
Other domestic public sector related legal entities and Church of Greece	7.4%	6.9%
Treasury shares	0.1%	0.1%
Total common shares	100%	93.1%
Series A Preference shares listed on the NYSE		0.1%
Greek government preference shares (Law 3723/08)		6.8%
Total Share Capital		100.0%

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

        The Bank of New York Mellon is the depositary of the Bank's ordinary shares and of the preference shares traded in the NYSE in the form of ADRs. Based on information known to or ascertainable by the Bank, there were 82 registered holders and 42,163 beneficial holders of the Bank's ADRs in the United States on May 31, 2011, and the portion of the Bank's ordinary shares held in the

United States in the form of ADRs as a percentage of total shares outstanding was approximately 5.01%.

        As at May 31, 2011, there were 7,942 total holders (registered and beneficial owners) of the Bank's ADSs evidencing our non-cumulative non-voting redeemable preference shares issued in June 2008.

        Subject to certain conditions, Greek law allows an entity to acquire and own its own shares and also allows subsidiaries to acquire and own shares of their parent company. Treasury shares in our financial statements represent shares of the Bank owned by our subsidiaries. Due to its participation in the Hellenic Republic liquidity support plan (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic's Bank Support Plan") the Bank has not purchased any of its own shares from January 1, 2009 to the date of this Annual Report.

State Interests

        As at May 31, 2011, the Hellenic Republic directly holds 1.23% of the Bank's ordinary shares acquired from the exercise of its preemptive right to subscribe for new ordinary shares that were not subscribed by holders of rights pursuant to the rights issue undertaken by the Bank in July 2009 and October 2010. See Item 3.D, "Risk Factors—Risks Relating to Our Business". Furthermore, certain state-related entities, primarily pension funds (most of whose boards of directors are appointed by the Hellenic Republic) may exercise indirect influence on the Bank. As at May 31, 2011, domestic pension funds owned approximately 16.3% of our ordinary share capital and other domestic public sector related legal entities and the Church of Greece owned approximately 7.4%.

        Following implementation of the preference share facility of the Hellenic Republic bank support plan, the Hellenic Republic currently owns all of the 70 million non-transferable redeemable preference shares issued under this facility. See Item 3.D, "Risk Factors—Risks Relating to Our Business—The Hellenic Republic and state-related entities may have an important influence on the Bank" and Item 10.J, "Relationship with the Hellenic Republic—Hellenic Republic as Shareholder".

B.    Related Party Transactions

        Transactions between the Bank or any other entity within the Group and any related parties are made in the ordinary course of business, on substantially the same terms as those prevailing at the time for comparable transactions with other persons and not involving more than the normal risk of collectability or presenting other unfavorable features. See Note 32 to the U.S. GAAP Financial Statements for details of certain ordinary course transactions between the Bank and related parties.

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

        Income derived from foreign sources was EUR 3,156 million and represents 45.5% of our total revenues.

Legal and Arbitration Proceedings

        The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of the management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Group. However, at December 31, 2010 the Group and the Bank have provided for cases under litigation the amounts of EUR 43.6 million and EUR 32.7 million respectively.

Policy on Dividend Distributions

        As and when we are permitted to pay dividends, under Greek Law 2190/1920 and our Articles of Association, our profit for the period is to be allocated as follows:

  a)
  between 5% and 20% of our profit for the period (based on IFRS), if any, are allocated to a statutory reserve until this reserve equals at least one half of the Bank's share capital. Once this requirement is satisfied, the allocation of further profits to the statutory reserve is not mandatory. The allocation of profits to the statutory reserve will again become mandatory if the reserve subsequently falls below one half of the share capital;

  b)
  according to article 3 of Greek Law 148/1967, the Bank is required to pay a minimum dividend equal to at least 35% of the unconsolidated profit for the period of the Bank for the year, if any, after the deduction of the amount allocated to the aforementioned statutory reserve. Any profits resulting from the sale of equity participations that represent at least 20% of the paid-up share capital of a subsidiary company in which the Bank has held an equity participation for at least ten years and any unrealized net gains from valuation of financial instruments at fair value are excluded from the calculation of profit for the period. At the annual General Meeting a majority representing 65% of the paid-up share capital may decide to distribute less than the minimum dividend required by Greek Law 148/1967. In such case, the undistributed dividend must be transferred to a special reserve which must, within four years following such General Meeting, be distributed in the form of a share dividend. Alternatively, a majority representing 70% of the Bank's paid-up share capital may vote to distribute an amount lower than the minimum obligatory dividend or not to pay any dividend whatsoever without transferring the relevant amounts to a special reserve; and

  c)
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

        Additional restrictions on dividends arise from our participation in the Hellenic Republic bank support plan. Under Greek Law 3723/2008 setting forth the terms of the Hellenic Republic bank support plan, participating banks will be subject to a maximum dividend distribution of 35% of profits otherwise set at the minimum dividend distribution by article 3, par. 1 of Greek Law 148/1967. For more information on the Hellenic Republic bank support plan, see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic Bank Support Plan". Moreover, under the law, the representative of the government appointed to our Board of Directors or attending the annual General Meeting may veto any resolution relating to our dividend policy, pursuant to a decision of the Minister of Finance, or if it is determined that such policy may jeopardize the interests of our depositors or materially affect our solvency and orderly operation.

        According to the provisions of article 28 of Greek Law 3756/2009 and decision 20708/B/1175/23.4.2009 of the Minister of Finance, banks participating in the Hellenic Republic bank support plan are allowed to distribute dividends to ordinary shareholders only in the form of shares, but excluding treasury shares, for the financial year ended on December 31, 2008. Also, pursuant to the provisions of article 39 of Greek Law 3844/2010, article 28 of Greek Law 3576/2009 was modified to provide that the restriction of dividends distribution to ordinary shareholders only in the form of shares, but excluding treasury shares, was applicable and for the financial year ended on December 31, 2009. This restriction did not include any dividend or fixed return on preference shares that are being traded in foreign organized markets, as well as any interim dividend paid which, however, is included in the calculation of the minimum dividend of 35%.

        In accordance with Law 3965/2011 (Government Gazette No 113-18/5/2011), for the year 2010, banks participating in the plan are allowed to distribute dividends only in the form of shares. However, these cannot be treasury shares.

        For information on dividend distributions by the Bank see Item 3.A, "Selected Financial Data—Dividends".

B.    Significant Changes

        For a discussion of significant changes that have occurred since December 31, 2010, the date of the last audited financial statements included in this Annual Report, please see Note 43 to the U.S. GAAP Financial Statements which describes post-balance sheet events.

ITEM 9    THE OFFER AND LISTING

A.    Offer and Listing Details

        The Bank's shares have been listed on the ATHEX since the foundation of the exchange in 1880. Since October 1999, the Bank's shares have also been listed on the New York Stock Exchange and traded in the form of ADRs. Each ADR currently represents one fifth of one share.

        The annual high and low market prices of the Bank's shares on the ATHEX for the five most recent financial years are shown below, expressed in euro.

Year	High (date)	Low (date)
2006	36.33 (on February 27)	23.55 (on June 14)
2007	42.65 (on October 31)	31.93 (on January 2)
2008	42.13 (on January 8)	10.74 (on December 22)
2009	27.79 (on October 15)	8.26 (on March 9)
2010	17.09 (on January 8)	6.04 (on December 27)
2011 (up to March 31)	7.76 (on February 09)	5.64 (on January 10)

        The quarterly high and low market prices of the Bank's shares on the ATHEX for the two most recent financial years are shown below, expressed in euro.

Quarter	High (date)	Low (date)
Q1 2009	13.96 (on January 7)	8.26 (on March 9)
Q2 2009	19.39 (on June 12)	10.64 (on April 1)
Q3 2009	24.50 (on September 29)	16.30 (on July 13)
Q4 2009	27.79 (on October 15)	16.90 (on December 21)
Q1 2010	17.09 (on January 8)	10.96 (on February 9)
Q2 2010	12.82 (on April 1)	7.48 (on June 29)
Q3 2010	10.28 (on August 4)	7.17 (on September 30)
Q4 2010	8.58 (on October 13)	6.04 (on December 27)

        The high and low market prices of the Bank's shares on the ATHEX for the first quarter of 2011 are shown below, expressed in euro.

Quarter	High (date)	Low (date)
Q1 2011	7.76 (on February 9)	5.64 (on January 10)

        The monthly high and low market prices of the Bank's shares on the ATHEX for each of the six most recent months are presented in the table below, expressed in euro.

Month	High (date)	Low (date)
December 2010	7.3 (on December 9)	6.04 (on December 27)
January 2011	7.06 (on January 31)	5.64 (on January 10)
February 2011	7.76 (on February 9)	6.78 (on February 28)
March 2011	7.18 (on March 14)	6.15 (on March 8)
April 2011	6.39 (on April 7)	5.03(on April 28)
May 2011	5.23 (on May 2)	4.43 (on May 30)

        The Bank's share price in each period is adjusted to reflect the issuance of new shares in connection with the share-for-share merger with National Real Estate S.A. ("National Real Estate") (adjustment effective as at April 10, 2006), the four-for-ten rights issue that took place in 2006 (adjustment effective as at June 10, 2006), the four-for-100 shares issued as stock dividend of EUR 1 for the 2007 financial year rights issue (adjustment effective at May 16, 2008), the two for nine rights issue that took place in 2009 (adjustment effective as at July 30, 2009), the one for five rights issue (adjustment effective as at October 13, 2010) and the three for eight rights issue of Convertible Equity Notes (adjustment effective as at October 25, 2010) and the new shares issued in January 2007, January 2008, June 2008 and December 2009, following the exercise of employee stock options. For more information see: Item 14.A, "General Effect of the Modifications on the Rights of Security Holders".

        On May 15, 2008 the Bank's General Meeting of Shareholders approved the share capital increase of up to EUR 1.5 billion through the issue of redeemable preference shares, with exclusion of the preemptive right in favor of existing shareholders, that were made available to private investors in the U.S. As a result, the Bank's share capital increased by EUR 7.5 million through payment in cash of EUR 402,638 thousand and the issue of 25 million redeemable preferred shares without voting right or cumulative dividend, of a par value of EUR 0.30 and a selling price of USD 25 each. The preferred shares were sold in the form of American Depositary Shares (ADSs), and each ADS represents one preferred share.

        The high and low market prices of the Bank's ADSs on the New York Stock Exchange for 2008 (starting on June 2, which was the first trading day of the ADSs), 2009 and 2010 are shown below, expressed in USD.

Year	High (date)	Low (date)
2008 (from June 2)	26.00 (on June 18)	16.51 (on November 21)
2009	24.98 (on November 13)	8.10 (on February 23)
2010	22.86 (on October 13)	13.36 (on June 29)

        The quarterly high and low market prices of the Bank's ADSs on the New York Stock Exchange for the most recent fiscal year are shown below, expressed in USD.

Quarter	High (date)	Low (date)
Q1 2010	22.79 (on January 8)	17.52 (on February 8)
Q2 2010	22.75 (on April 1)	13.36 (on June 29)
Q3 2010	20.8 (on August 30)	13.67(on July 2)
Q4 2010	22.86 (on October 13)	17.14 (on December 20)

        The high and low market prices of the Bank's ADSs on the New York Stock Exchange for the first quarter of 2011 are shown below, expressed in USD.

Quarter	High (date)	Low (date)
Q1 2011	20.85 (on February 25)	18.42 (on January 10)

        The monthly high and low market prices of the Bank's ADSs on the New York Stock Exchange for the six most recent months are shown below, expressed in USD.

Month	High (date)	Low (date)
December 2010	19.84 (on December 1)	17.14 (on December 20)
January 2011	19.95 (on January 25)	18.42 (on January 10)
February 2011	20.85 (on February 25)	20.04 (on February 1)
March 2011	20.20 (on March 25)	19.21 (on March 31)
April 2011	20.12 (on April 13)	17.51 (on April 27)
May 2011	18.24 (on May 4)	16.66 (on May 25)

        The annual high and low market prices of the Bank's ADRs evidencing common shares on the New York Stock Exchange are shown below, expressed in U.S. dollars, for the five most recent financial years:

Year	High (date)	Low (date)
2006	9.44 (on February 24)	6.64 (on June 13)
2007	13.55 (on November 6)	9.08 (on January 11)
2008	13.41 (on January 10)	3.01 (on October 24)
2009	24.98 (on November 13)	8.10 (on February 23)
2010	5.26 (on January 8)	1.64 (on December 27)

        The quarterly high and low market prices of the Bank's ADRs on the New York Stock Exchange for the two most recent financial years are shown below, expressed in USD.

Quarter	High (date)	Low (date)
Q1 2009	3.89 (on January 8)	2.02 (on March 5)
Q2 2009	5.60 (on June 2)	2.97 (on April 1)
Q3 2009	7.22 (on September 29)	4.65 (on July 10)
Q4 2009	8.36 (on October 14)	4.87 (on December 21)
Q1 2010	5.26 (on January 1)	3.08 (on February 8)
Q2 2010	3.72 (on April 5)	1.95 (on June 30)
Q3 2010	2.89 (on August 3)	1.97 (on July 2)
Q4 2010	2.41 (on October 20)	1.64 (on December 27)

        The high and low market prices of the Bank's ADRs on the New York Stock Exchange for the quarter following the most recent financial year are shown below, expressed in USD.

Quarter	High (date)	Low (date)
Q1 2011	2.21 (on February 18)	1.49 (on January 10)

        The monthly high and low market prices of the Bank's ADRs on the New York Stock Exchange for the six most recent months are shown below, expressed in USD.

Month	High (date)	Low (date)
December 2010	1.96 (on December 9)	1.64 (on December 27)
January 2011	1.91 (on January 31)	1.49 (on January 10)
February 2011	2.21 (on February 18)	1.88 (on February 28)
March 2011	1.97 (on March 14)	1.69 (on March 10)
April 2011	1.83 (on April 7)	1.52 (on April 27)
May 2011	1.55 (on May 2)	1.27 (on May 23)

        Other than the suspension of trading of shares on the ATHEX and of ADRs on the New York Stock Exchange, in anticipation of the announcement of the acquisition of Finansbank, there have been no trading suspensions with respect to the Bank's shares on the ATHEX during the past three years ending December 31, 2008, 2009 and 2010, nor have there been any trading suspensions with respect to the Bank's ADRs on the New York Stock Exchange since the Bank's listing thereon in October 1999.

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

        In 2010, the average daily trading value on the ATHEX was EUR 138 million, compared with EUR 203.5 million in 2009, which represents a decrease of 32.2%. From January 3, 2011 to May 31, 2011, the average daily value traded on the ATHEX was EUR 111 million. On May 31, 2011, 255 companies had shares listed on the Cash Market of the ATHEX. On May 31, 2011, the total market capitalization of the ATHEX was EUR 48.0 billion, with the top 25 companies accounting for 80.1% of the total market capitalization, and the Bank's market capitalization was EUR 4.7 billion, or 9.8%, of the total.

Membership of the ATHEX

        Membership is required for investment services firms ("ISF") and for credit institutions in order to effect transactions on the ATHEX. Membership is subject to approval by the Board of Directors of the ATHEX, while licensing, where required, is approved by the HCMC (or the Bank of Greece, in the case of a credit institution). In addition, ISFs must appoint at least one official representative, authorized to conduct transactions on the ATHEX. The representatives must fulfill certain qualifications required by law and pass an examination administered by the HCMC. For companies established in Greece, the minimum capitalization requirement in order to obtain a license to operate an ISF and qualify as an ATHEX member is at least EUR 1.0 million or EUR 3.0 million if engaging in underwriting, placement of securities on a firm commitment basis, proprietary trading or in the operation of a multilateral trading facility.

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

Stock Market Indices

        The most widely followed index in Greece is the ATHEX Composite Index, a market capitalization index which tracks the price movement in the shares of 49 leading Greek companies, listed today under the Large Cap Category.

        Another composite index, called the FTSE/ASE 20, was introduced in September 1997. This index is made up of the 20 largest companies by market capitalization listed on the ATHEX.

        On December 9, 1999, another composite index was introduced, the FTSE/ASE Mid40, which is made up of 40 medium capitalization companies (i.e., the 40 largest companies by capitalization, ranking after those listed on the FTSE/ASE 20). On June 1, 2001, the FTSE/ASE SmallCap 80 composite index was introduced, which is made up of 80 small capitalization companies (i.e., the 80 largest companies by capitalization ranking after those listed on the FTSE/ASE 20 and FTSE/ASE Mid 40 Indices). On January 2, 2003, the FTSE/ASE 140 composite index was introduced, a new benchmark comprising the constituents of the FTSE/ASE 20, FTSE/ASE Mid 40 and FTSE/ASE Small Cap, in order to track cumulative performance. On January 2, 2006, the FTSE ATHEX International Index was introduced, a representative index for eligible companies, Greek and non-Greek, that trade on the ATHEX Common Trading Platform and are eligible for the Large Cap Category of the ATHEX.

Trading on the ATHEX

        The trading of shares on the Securities Market of the ATHEX is conducted through the remote placing of the orders into OASIS from the ATHEX member offices. Trading on the ATHEX takes place every week from Monday to Friday, except for public holidays. In general, the daily trading session is as follows according to Decision 22 of the Board of Directors of the ATHEX: for the Large

Cap Category, the auction session is from 13:45 to between 13:58 and 14:00, pre-trading session from 10:15 to between 10:28 and 10:30, continuous trading from 10:30 to 17:00, the closing auction session from 17:00 to between 17:09 and 17:11 and trading at the closing session from 17:11 to 17:20. For the Medium Cap Category and Small Cap Category, the auction session is from 12:00 to between 13:58 and 14:00, the pre-trading session is from 10:15 to between 10:28 and 10:30 and continuous trading is from 10:30 to 17:00 and then from 17:00 to 17:20. The ATHEX Regulation and the Decision 22/2008 of the Board of Directors of the ATHEX, as amended, contains detailed provisions regarding the trading of shares and other securities listed on the different categories of the Securities Market of the ATHEX.

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

        Shares are traded in lots of one. Prices of all securities listed on the ATHEX are published in the Official List of the ATHEX. OTC transactions are now free in the context of the MiFID rules. OTC transactions may be settled free of payment or delivery versus payment and a fee depending upon the way the OTC transaction is effected, on the transfer value applies for both parties, currently varying between 0.35% and 0.08%.

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

B.    Memorandum and Articles of Association

        Our Articles of Association (and English translation thereof), as amended on October 2010, are included as Exhibit 1 to this Annual Report. The required information regarding the NBG Articles of association is stated below.

1.
The Bank is incorporated under the register of Companies Limited by Shares of the Ministry of Trade (currently known as the Ministry of Finance, Competitiveness and Shipping) under No. 6062/06/B/86/01.

  The Bank's objects and purposes, as defined in Article 3 of its Articles of Association, are the following:

  The Bank shall engage in all such banking, investment and financial activities in general, both at home and abroad, as shall be allowed to banking sociétés anonymes by Greek , EU and international legislation as is in force each time.

  To the extent permitted by applicable legislation, the Bank may also carry out the said activities on behalf of third parties, either on a joint venture basis, or in association with other legal entities or individuals of any nationality.

  Specifically, the Bank engages in:

  (a)
  accepting deposits or other refundable funds;

  (b)
  extending loans or other credit, including factoring, acquiring or assigning claims, receiving loans, credit or guarantees, and launching bond issues of any type;

  (c)
  leasing;

  (d)
  payment transactions, including transfers of funds;

  (e)
  issuing and managing means of payment (credit and debit cards, travellers' checks and bank drafts);

  (f)
  issuing guarantees and assuming obligations;

  (g)
  transactions, for its own or for its customers' accounts, in:

  i.
  money market instruments (such as securities and certificates of deposit);

  ii.
  forward contracts or options;

  iii.
  interest rate or foreign currencies swaps;

  iv.
  transferable securities; and

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

  (q)
  acting as an arranger in business financing, business partnerships, public offerings or bond issues, as an agent representing bondholders or other creditors and as an intermediary in the marketing of bancassurance products;

  (r)
  purchase, sale, custody, management or collection services in respect of negotiable instruments, securities (listed or non-listed), foreign exchange or foreign currencies;

  (s)
  activities further to the above, regulated by the provisions of Article 4 of Law 3606/2007, as amended; and

  (t)
  any other financial or other secondary activity further to the above that is allowed by the Bank of Greece.

  The Bank is entitled to establish associations, foundations under Article 108 and companies under Article 784 of the Greek Civil Code pursuing cultural, educational and financial goals, and to participate in such companies already established.

2.
(a)    Article 26 of the Bank's Articles defines the general voting powers of the Bank's Board of Directors (which we refer to in this Annual Report as the "Board of Directors", collectively, and each as a "Director"). There is no specific provision in the Articles that speaks directly to a Director's power to vote on a proposal, arrangement or contract in which the Director is materially interested. However, Article 28 of the Bank's Articles provides, in governing remunerative relationships between the Bank and members of its Board of Directors, that: subject to the provisions governing the legality of transactions between the Bank and members of its Board of Directors, all fees and remuneration paid to a member of the Board for whatever reason shall be considered legal and shall be borne by the Bank only if approved by a special resolution of the ordinary General Meeting; and

  (b)
  there is no specific provision in the Bank's Articles with respect to the Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body. However, pursuant to Greek Companies Act 2190/1920, compensation to a company's board members out of the company's net profits is to be paid after deductions for ordinary reserves and the amount required for distribution to shareholders of the minimum mandatory dividend declared for the relevant financial year (equal to at least 35% of the company's net profits). Any other compensation must be approved by a special resolution of the ordinary general meeting of its shareholders. The amount of such compensation granted to a company's board member, or members, may be reduced by a Greek court if an objection is raised by shareholders representing at least one-tenth of the company's share capital and if the court finds such compensation to be "exorbitant".

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

  The new preference shares issued by the Bank and taken up by the Greek state entail the following privileges:

  (a)
  the right to receive payment of a fixed return, calculated on a 10% basis over the selling price of each preference share to the Greek State

  (i)
  in priority over the common shares;

  (ii)
  in priority over the dividend amounts distributed pursuant to Article 1 par. 3 of Law 3723/2008; and

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

  (b)
  the right to vote at the Preferred Shareholders' GM under the circumstances provided for by the Companies' Act;

  (c)
  the right to participate in the Bank's Board by a representative thereof appointed to the Board as an additional member thereof (the "PS representative");

  (d)
  the PS representative's right to exercise a veto over any decision to be taken by the Board regarding dividend distribution and benefits policy for the Bank's Chairman, Chief Executive Officer and remaining Board Members, as well as General Managers and substitutes thereof. Such a veto is to be exercised, by resolution of the Minister and Finance or if the PS representative deems that such a Board decision may jeopardize depositors' interests or materially affect the Bank's solvency and effective operation;

  (e)
  the PS representative's right to be present at the Common Shareholders' GM and to exercise, during deliberation and decision-taking, a veto over the same issues as above;

  (f)
  the PS representative's right of free access to the Bank's books and records for the purposes of Law 3723/2008; and

  (g)
  the right to collect from the Bank's liquidation proceeds in priority over all other shareholders.

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

  Furthermore, it is noted that under article 19 of Law 3965/2011, in the context of the application of the provisions of article 1, paragraph 3 of Law 3723/2008, dividends payouts for the year 2010 will be limited to the distribution of shares. Such shares may not be derived from a buy-back of the Bank's own shares. The letter of this legal provision suggests that the above limitation also applies to the return of the preference shares that have been issued by credit institutions (including the Bank) to investors abroad.

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

  Pursuant to Greek law and the Bank's Articles, any person appearing as a shareholder (i.e. holder of ordinary registered shares of the Bank) in the registry of the Dematerialized Securities System formerly the Central Securities Depository managed by Hellenic Exchanges S.A. ("HELEX"), in which the shares of the Bank are recorded, is entitled to participate in the General Meeting, as outlined below. Each ordinary share is entitled to one vote. Under article 1 of Law 3723/2008 the Bank's preference shares entitle the representative of their holder (the Hellenic Republic) to attend the General Meeting. Proof of shareholder status should be made by presenting relevant written certification from HELEX at the latest by the third day prior to the General Meeting. Shareholders who are legal entities must also, by the same deadline, file, pursuant to the law, their legalization documents, unless these documents have already been filed with the Bank, in which case it is sufficient to state where they have been filed in the relevant proxy form. Alternatively, proof of shareholder status can be made through direct electronic link-up of the Bank with the records of the Dematerialized Securities System.

  Shareholder status must exist on the record date, i.e. at the start of the 5th day before the date of the General Meeting, and the relevant written certification or the electronic verification of shareholder status must have been received by the Bank by the 3rd day before the date of the General Meeting. Only those who have shareholder status on the said record date shall be considered to be entitled to participate and vote in the General Meeting. Shareholders who do not comply with the provisions of article 28a of the Companies Act may participate in the General Meeting only after the Meeting has authorized them to do so.

  To exercise the said rights, it is not necessary to block the shares or follow any other similar process that may restrict the ability to sell and transfer shares in the period between the record date and the General Meeting.

  In order to participate and to vote in the General Meeting by proxy each shareholder may appoint up to 3 proxy holders. Legal entities may participate in the General Meeting by appointing up to 3 natural persons as proxy holders.

  However, if the shareholder owns shares in the Bank that are held in more than one Investor Securities Account, such limitation shall not prevent the shareholder from appointing, in respect of the General Meeting, separate proxy holders for the shares appearing in each Account.

  A proxy holder holding proxies from several shareholders may cast votes differently for each shareholder. Before the General Meeting commences, the proxy holder must disclose to the Bank any particular facts that may be of relevance for shareholders in assessing the risk that the proxy holder may pursue interests other than those of the shareholder. Within the meaning intended in this paragraph, a conflict of interest may arise in particular when the proxy holder:

  (i)
  is a controlling shareholder of the Bank or is another entity controlled by such shareholder;

  (ii)
  is a member of the board of directors or in general the management of the Bank, or of a controlling shareholder or an entity controlled by such shareholder;

  (iii)
  is an employee or an auditor of the Bank, or of a controlling shareholder or an entity controlled by such shareholder; and

  (iv)
  is a spouse or close relative (1st degree) of a natural person referred to in (i) to (iii) hereinabove.

  The appointment and revocation of appointment of a proxy holder shall be made in writing and shall be notified to the Bank in writing at least 3 days before the date of the General Meeting.

  The Articles of the Bank do not provide for participation in the General Meeting by electronic means without the Shareholder attending the Meeting in person at the place where it is held. Similarly, the Articles do not provide for participation in voting by distance voting.

  Minority Rights

  (a)
  If shareholders representing 1/20 of the paid-up share capital of the Bank so request, the Bank's Board of Directors is obliged to include additional items in the Agenda of the General Meeting, provided that the said request is communicated to the Board at least 15 days prior to the General Meeting.

    The said request should be accompanied by justification or a draft resolution to be approved by the General Meeting and 13 days prior to the General Meeting, the revised agenda should be disclosed in the same manner as the previous agenda, and at the same time made available to shareholders through the Bank's website, along with the justification or draft resolution tabled by the shareholders, in accordance with the provisions of article 27.3 of the Companies Act.

  (b)
  If shareholders representing 1/20 of the paid-up share capital of the Bank so request, the Board of Directors shall, in accordance with the provisions of article 27.3 of the Companies Act, make available to shareholders at least 6 days prior to the General Meeting, any draft resolutions on the items included in the initial or revised agenda, provided that the said request is communicated to the Board at least 7 days prior to the General Meeting.

  (c)
  If any shareholder so requests, and provided that the said request is filed with the Bank at least 5 full days before the General Meeting, the Board of Directors is obliged to provide the General Meeting with the specific requested information regarding the affairs of the Bank, insofar as such information is relevant to a proper assessment of the items on the agenda. The Board of Directors may decline to provide such information citing sufficient material grounds, and this should be recorded in the minutes. The Board of Directors may provide a single answer to shareholders' requests that are of similar content. The obligation to provide information does not apply in the event that such information is already available through the Bank's website, particularly in the case of frequently asked questions.

  (d)
  If shareholders representing 1/5 of the paid-up capital of the Bank so request, and provided that the said request is filed with the Bank at least 5 full days prior to the General Meeting, the Board of Directors is obliged to provide the General Meeting with information on the course of the business affairs and financial status of the Bank. The Board of Directors may decline to provide such information citing sufficient material grounds, and this should be recorded in the minutes.

    In all the aforesaid cases the shareholders making requests are required to prove their shareholder status as well as the number of shares they hold as at the time of exercising the relevant right. A certificate to this effect from HELEX or verification of shareholder status through direct electronic link-up between the records held by HELEX and the Bank may also serve as such proof.

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

C.    Material Contracts

        NBG and its subsidiaries are party to various contracts in the ordinary course of business. For the years ended December 31, 2009 and 2010, there have been no material contracts entered into outside the ordinary course of business apart from the following.

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

E.    Taxation

        The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of shares, preference shares or ADRs by a U.S. holder. For the purposes of this summary, a "U.S. holder" is a beneficial owner of shares, preference shares or ADRs that is, for U.S. federal income tax purposes, (i) a citizen of or an individual resident in the United States, (ii) a corporation created in or organized under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that is subject to US tax on its worldwide income regardless of its source. If a partnership holds shares, preference shares or ADRs, the consequences to a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares, preference shares or ADRs should consult its tax advisor regarding the associated tax consequences. The summary does not purport to be a comprehensive description of all of the tax consequences of the ownership or disposition of shares, preference shares or ADRs. In particular, this summary deals only with U.S. holders that will hold shares, preference shares or ADRs as capital assets and does not address the tax treatment of special classes of U.S. holders, such as financial institutions, tax-exempt entities, insurance companies, retirement plans, persons holding shares, preference shares or ADRs as part of a "straddle" or as part of a "synthetic security" or a hedging or conversion transaction or other integrated transaction, real estate investment trusts, regulated investment companies, partnerships, pass-through entities or persons who hold through partnerships or other pass-through entities, U.S. expatriates, persons subject to the alternative minimum tax, dealers or traders in securities, currencies or notional principal contracts, persons that own (or are deemed to own for U.S. federal income tax purposes) 10% or more of the voting stock of the Bank, holders who hold shares, preference shares or ADRs in connection with a trade, profession or vocation carried on in Greece (whether through a branch, agency or otherwise) and holders whose "functional currency" is not the U.S. dollar. Further, this discussion does not address any tax consequences applicable to holders of equity interests in a holder of shares, preference shares or ADRs. This summary is based upon current U.S. federal income tax law, including the U.S. Internal Revenue Code of 1986 (the "Code"), its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to change (possibly with retroactive effect); and the Convention Between the United States of America and the Kingdom of Greece (now the Hellenic Republic) for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, with effect from December 30, 1953.

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

Dividends

        Dividend payments to U.S. holders of shares and preference shares were subject to withholding tax at 10%. This withholding tax applied to distributions approved by the general meetings of shareholders of Greek société anonymes held on or after January 1, 2009. Further to the above, 2010 tax law provided that dividend income deriving from financial statements of years ending on or after December 31, 2010 and thereafter was not subject to withholding tax.

        The 2011 tax law re-introduces a withholding tax on dividends. On this basis the distribution of profits approved by the general meetings of the shareholders as from January 1, 2012 and onwards will be subject to withholding tax at 25% while the distribution of profits approved in 2011 will be subject to a withholding tax of 21%. Respective withholding tax extinguishes the beneficiary's tax liability on the respective income. Furthermore, individual shareholders resident in Greece are entitled to a tax refund, if their marginal tax rate for their total reporting income is lower than 25%.

        It should be noted that especially for dividends payable under the preference shares issued by the Bank to a U.S. holder a gross up clause applies and payments are grossed up for the corresponding amount of tax.

        The taxation of ADRs listed on New York Stock Exchange held by a U.S. holder falls outside the scope of Greek tax law; therefore there are no tax consequences in Greece for the U.S. holder, unless a surrendering of the ADRs in exchange for the preference shares occurs. However it should be mentioned that to the extent that the dividends paid in respect of the underlying common shares have been subject to withholding tax, the return on the ADRs received by a U.S. holder may be impacted from such withholding. The gross amount of any distributions paid by the Bank to a U.S. holder that are actually or constructively received by the U.S. holder will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of current or accumulated earnings and profits of the Bank, as determined for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends received deduction allowed to corporations. Subject to the discussion below under this Item 10.E, "Taxation—Passive Foreign Investment Company Status", to the extent that an amount received by a U.S. holder exceeds the allocable share of the Bank's current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. holder's tax basis in its shares, preference shares or ADRs and then, to the extent such distribution exceeds such U.S. holder's tax basis, it will be treated as capital gain.

        The Bank does not maintain calculations of its earnings and profits under U.S. federal income tax principles. Therefore, a U.S. holder should expect that a distribution will generally be treated as a dividend. The amount of any distribution of property other than cash will be the fair market value of that property on the date of the distribution.

        Certain dividends received by non-corporate U.S. holders before January 1, 2013, will be subject to a maximum income tax rate of 15%. This reduced income tax rate is only applicable to dividends paid by "qualified foreign corporations" (which term excludes passive foreign investment companies, as defined below) and only with respect to shares, preference shares or ADRs held for a minimum holding period (generally, 61 days during the 121-day period beginning 60 days before the ex-dividend date). The Bank expects to be considered a qualified foreign corporation for this purpose.

        The gross amount of dividends paid in euros will be included in the income of such U.S. holder in a U.S. dollar amount calculated by reference to the spot exchange rate in effect on the day the dividends are received by the U.S. holder (or, in the case of the ADRs, by The Bank of New York Mellon, in its capacity as depositary) regardless of whether the payment is in fact converted into U.S. dollars. A U.S. holder will have a basis in any euro distributed equal to their U.S. dollar value on the date they are received by the U.S. holder (or, in the case of the ADRs, by The Bank of New York Mellon in its capacity as depositary). Any gain or loss recognized upon a subsequent disposition of euros will generally be U.S. source ordinary income or loss. If euros are converted into U.S. dollars on the date of the receipt, the U.S. holder should not be required to recognize any foreign currency gain or loss in respect of the receipt of euros as dividends. Dividends will be treated as foreign source income for U.S. foreign tax credit limitation purposes. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. Income received with respect to shares, preference shares or ADRs generally will constitute "passive category income" or "general category income". The amount of the qualified dividend income paid by the Bank to a U.S. holder that is subject to the reduced dividend income tax rate that is taken into account for purposes of calculating the U.S. holder's U.S. foreign tax credit limitation must be reduced by the "rate differential portion" of such dividend. The rules relating to foreign tax credits and the timing thereof are complex. U.S. holders should consult their tax advisors regarding the availability of foreign tax credits under their particular circumstances.

Sale or Other Disposition of Shares, Preference Shares or ADRs

        Subject to the discussion below under this Item 10.E, "Taxation—Passive Foreign Investment Company Status", gain or loss realized by a U.S. holder on the sale or other disposition of shares, preference shares or ADRs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. holder's adjusted tax basis in the shares, preference shares or ADRs and the amount realized on the disposition. Such gain or loss generally will be treated as long-term capital gain or loss if the shares, preference shares or ADRs have been held for more than one year. Capital gains of non-corporate U.S. holders derived from capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to significant limitations. Any gain or loss realized will generally be treated as derived from U.S. sources.

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

Passive Foreign Investment Company Status

        The foregoing discussion of dividends and capital gains assumes that the Bank is not a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes. Based upon (i) U.S. Treasury Regulations (the "Regulations") and (ii) the regulatory status of the Bank under local laws, its banking activities performed in the ordinary course of business (including lending, accepting deposits and depositing money in other banks), the proportion of its income derived from activities that are "bona fide" banking activities for U.S. federal income tax purposes and its securities activities performed in the ordinary course of business (including selling debt instruments to customers in a dealer capacity), the Bank believes that it was not a PFIC for 2010 (the latest period for which the determination can be made) and, based further on its present regulatory status under local laws, the present nature of its activities, and the present composition of its assets and sources of income, the Bank does not expect to be a PFIC for the current year or for any future years. However, because PFIC status is a factual determination made annually and because there are uncertainties in the application of the relevant rules, there can be no assurances that the Bank will not be considered to be a PFIC for any particular year.

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

        U.S. holders can avoid the interest charge by making a mark to market election with respect to the shares, preference shares and ADRs, provided that the shares are "marketable" within the meaning of the Regulations. The shares, preference shares and ADRs will not be considered "marketable" for purposes of this election unless the exchange or market on which the shares are regularly traded is a qualified stock exchange or other market. Under the Regulations, a stock exchange is a "qualified stock exchange" if it is either one of the recognized U.S. stock exchanges, such as the New York Stock Exchange. Alternatively, a foreign stock exchange, such as the ATHEX, may constitute a qualified exchange if it meets certain trading, listing, financial disclosure and other requirements set forth in the Regulations. The mark to market election will remain in effect unless the IRS consents to revocation, or until the shares cease to be marketable. A U.S. holder that makes a mark to market election generally will, subject to certain limitations, be required to take into account the difference, if any, between the fair market value and the adjusted tax basis of its ADRs, preference shares or shares, at the end of a taxable year, as ordinary income (or, subject to certain limitations, ordinary loss) in calculating its income for such year. In the case of a mark to market election, gains from an actual sale or other disposition of the ADRs, preference shares or shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the ADRs, preference shares or shares will be treated as ordinary loss to the extent of any net mark to market gains for prior years.

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

J.     Relationship with the Hellenic Republic

Hellenic Republic as Shareholder

        The Hellenic Republic directly holds 1.23% of the Bank's ordinary shares acquired from the exercise of its preemptive right to subscribe for new ordinary shares that were not subscribed by holders of rights pursuant to the rights issue undertaken by the Bank in July 2009 and in October 2010. See Item 3.D, "Risk Factors—Risks Relating to Our Business". Furthermore, certain state- related entities, primarily pension funds (most of whose boards of directors are appointed by the Hellenic Republic) may exercise indirect influence on the Bank. As at May 31, 2010, domestic pension funds owned approximately 16.3% of our share capital and other domestic public sector related legal entities and the Church of Greece owned approximately 7.4%. See Item 3.D, "Risk Factors—Risks Relating to Our Business—The Hellenic Republic and state-related entities may have an important influence on the Bank and Item 7.A, "Major Shareholders".

        Following implementation of the preference share facility of the Hellenic Republic bank support plan, the Hellenic Republic currently owns all of the 70 million non-transferable redeemable preference shares issued under this facility. See also Item 7.A, "Major Shareholders—State interests". These preference shares carry voting rights at the general meeting of preferred shareholders. The Hellenic Republic has also appointed a representative to the Bank's Board of Directors who has veto power relating to corporate decisions both at the Board level and at the General Meeting on matters pertaining to Director and senior management compensation and dividend policy. See Item 6.E, "Share Ownership". The government-appointed director may only utilize his veto power following a decision of the Minister of Finance or if he considers that the relevant corporate decisions may jeopardize the interests of depositors or materially affect the solvency and orderly operation of the participating bank. The Bank originally was required to convert these preference shares into ordinary shares or another class of shares five years after issuance, if redemption of the preference shares by the Bank would cause its Tier I capital to fall below the minimum levels set by the Bank of Greece. In May 2010, Law 3844/2010, which amended Law 3723/2008, rendered such preference shares not mandatorily redeemable. However, if the preference shares are not redeemed within five years from their issuance and if the participating bank's general meeting of shareholders has not approved their redemption, the Greek Minister of Finance will impose, pursuant to a recommendation by the Bank of Greece, a gradual cumulative increase of 2% per year on the 10% fixed return provided for during the first five years from the issuance of the shares to the Hellenic Republic. For more information on the Hellenic Republic bank support plan, please see Item 4.B, "Business Overview—The Macroeconomic Environment in Greece—The Hellenic Republic's Economic Crisis".

        Following its implementation, the HFSF will have certain powers over credit institutions receiving capital from the HFSF to be exercised following consultation with the Bank of Greece and will have on its Board appointees by the Bank of Greece and the Greek State with one observer to be nominated by the ECB and the EC. In addition, any shares remaining in the HFSF at the time it ceases its activities will be transferred to the Greek State. See Item 4.B, "Business Overview—The Macroeconomic Environment in Greece—The Hellenic Republic's Economic Crisis".

Hellenic Republic as Customer

        The Hellenic Republic, including state-related entities, is a large customer of the Bank in terms of loans and deposits. At December 31, 2010, approximately 15.7% of the Bank's outstanding gross loans were to the Hellenic Republic and state-related entities, and approximately 4.4% of the Bank's deposits were from the Hellenic Republic and state-related entities. The commercial relationship between the Bank, the Hellenic Republic and other state-owned enterprises is conducted on a normal "arm's length" basis. The Group's senior management believes that the commercially-oriented strategy currently being implemented will continue for the foreseeable future.

Hellenic Republic as Regulator

        Through various agencies, including the Bank of Greece, the Hellenic Republic is also the regulator of our business activities. For more information see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece".

ITEM 11    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

        Market risk arises from the uncertainty concerning changes in market prices and rates (including interest rates, equity and bond prices and foreign exchange rates) and their levels of volatility. In recent years, we have expanded our trading activities to include a wide variety of financial products in order to enhance our profitability and service our clientele. These trading activities require us to assume market risk, which we seek to identify, estimate, monitor and manage effectively through a framework of principles, measurement processes and a valid set of limits that apply to all of the Group's transactions. The most significant types of market risk for the Group are interest rate risk, equity risk and foreign exchange risk.

Interest Rate Risk

        Interest rate risk is the risk related to the potential loss to the Group's portfolio due to adverse movements in interest rates. A principal source of interest rate risk exposure arises from our trading and AFS bond portfolios and our interest rate exchange-traded and OTC transactions.

        More specifically, the Bank retains a substantial portfolio of Greek sovereign debt and also holds positions in Greek and international corporate debt. In order to provide a hedge for the fixed interest rate exposure arising from the position in fixed rate Greek government bonds, we enter into short positions in future contracts on two, five and ten-year German government bonds. To a lesser extent, the Bank maintains positions in bond and interest rate futures for speculative purposes.

        Additionally, we are active in the swap market and engage in vanilla and more sophisticated deals for hedging and proprietary purposes. As a means of hedging, we use swaps to convert fixed rate risk into floating rate risk in order to reduce earnings volatility.

        Apart from the Bank, the most significant source of market risk on a Group level stems from Finansbank's portfolio. Of the three types of market risk (interest rate, equity and foreign exchange risk), Finansbank is mostly exposed to interest rate risk. This arises from the positions it retains in Turkish government bonds, denominated mostly in TL. In addition, Finansbank enters into swap transactions either for hedging purposes, or for proprietary reasons. As a means of hedging, Finansbank enters into swap transactions in order to hedge the interest rate risk of its Eurobond portfolio, which consists of Turkish government bonds denominated in foreign currency.

        Finansbank also obtains liquidity in US dollars which are then converted into Turkish lira through Cross Currency Interest Rate Swaps in order to offer fixed rate mortgage loans to its clientele.

Furthermore, these Cross Currency Interest Rate Swaps act as a hedge to the interest rate risk that derives from Finansbank's loan portfolio.

Equity Risk

        Equity risk is the risk related to the potential loss that might occur due to adverse movements in the prices of stocks and equity indices and in the level of their volatility. The Group holds a portfolio of stocks, the majority of which are traded on the ATHEX, and also retains positions in stock and equity index derivatives traded on Greek and international exchanges. Our cash portfolio comprises of trading (i.e. short-term) and AFS (i.e. long-term) positions. Our portfolio of equity derivatives primarily serves as a mechanism to hedge the equity risk arising from our cash position and from the equity-linked products offered to our clientele. In the same context and to a lesser extent, we also enter into OTC equity transactions for trading and hedging purposes.

Foreign Exchange Risk

        Foreign exchange risk is the risk related to the potential loss due to adverse movements in foreign exchange rates. The foreign exchange risk derives from the Bank's net Open Currency Position ("OCP"), which primarily consists of transactions in foreign currencies (i.e. foreign exchange spot and forward deals) executed by our Treasury Division. The OCP is distinguished between Trading and Structural OCP. The Structural OCP contains all of the Bank's assets and liabilities in foreign currency (i.e. loans, deposits, etc.) along with the foreign exchange transactions performed by the Treasury Division.

        On a Group level, the foreign exchange risk derives from the OCP of each subsidiary, due to the transactions in foreign currencies performed by the local treasury divisions.

        The Group trades in all major currencies, holding mainly short-term positions for trading purposes and for servicing its institutional, corporate, domestic and international clientele. According to the Bank's policy, at the end of each trading day, the OCP should remain within the limits set by the Treasury and the Group Market and Operational Risk Management Division ("GMORMD"). The same policy applies to all of our subsidiaries.

        Furthermore, the Group actively manages its exposure to Turkish lira arising from its net investment in Finansbank, in order to reduce the volatility in the Group's equity due to the conversion of Finansbank's assets and liabilities from Turkish Lira into Euro.

Value-at-Risk ("VaR")

        The Bank estimates the market risk of its trading and AFS portfolios using the VaR methodology. This has been implemented trough RiskWatch by Algorithmics. In particular, the Bank has adopted the variance-covariance methodology, with a 99% confidence interval and a one-day holding period. The VaR is calculated on a daily basis for the Bank's trading and AFS portfolios, along with the VaR per risk type (interest rate, equity and foreign exchange risk). This approach and the Bank's VaR calculations have been thoroughly examined and approved by the Bank of Greece, as well as by internal auditors and external consultants.

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

        The tables below present the Bank's VaR (99%, 1-day) for 2010 and 2009 respectively:

	Total VaR		Interest Rate VaR		Equity VaR		FX VaR
	2010	2009	2010	2009	2010	2009	2010	2009
	(EUR in millions)
Average	18.5	16.0	19.9	15.9	3.9	3.3	1.1	1.3
Max	43.1	30.9	48.1	30.2	8.0	5.7	2.3	3.1
Min	9.7	6.4	11.1	6.4	2.4	2.1	0.6	0.6
Year End	19.5	19.9	20.3	20.3	2.4	4.1	0.9	1.6

        During 2010, the major contributor to the Bank's Total VaR was Interest Rate Risk. In the first quarter of the year, interest rate volatility remained at relatively low levels; however, it began to increase significantly from the middle of the second quarter and remained at the same levels until the end of the year. This led to higher VaR estimations for the Bank. This impact was mitigated by the reclassification of certain Greek government bonds from the Trading and AFS categories to the HTM category, therefore were excluded from the VaR estimations (for more details on these reclassifications see Note 12, to the U.S. GAAP Financial Statements).

        On a Group level, market risk mainly derives from the positions held in Finansbank's trading and AFS portfolios (market risk undertaken by the rest of our subsidiaries is insignificant). In order to monitor and efficiently manage market risk, Finansbank calculates VaR on a daily basis for both its trading and AFS portfolios, as well as the VaR per risk type (interest rate, equity and foreign exchange risk). These calculations are based on a 99% confidence interval and 1-day holding period. The system used is RiskWatch.

        Finansbank has also established a framework of VaR limits, similar to the one that the Bank has in place.

        The tables below present Finansbank's VaR (99%, 1-day) for 2010 and 2009:

	Total VaR		Interest Rate VaR		Equity VaR		FX VaR
	2010	2009	2010	2009	2010	2009	2010	2009
	(EUR in millions)
Average	8.5	6.5	8.4	6.2	0.1	0.1	1.2	0.8
Max	14.5	21.9	15.0	22.5	0.3	0.9	5.0	3.5
Min	2.8	2.3	2.8	2.0	—	—	0.1	—
Year End	12.1	3.7	12.4	3.5	0.2	—	0.5	1.2

        The increase of Finansbank's Total VaR is mainly attributed to the increase of the Interest Rate VaR. More specifically, in the second half of 2010, the subsidiary expanded its portfolio of Turkish Government bonds which led to a substantial increase of Interest Rate VaR.

        Since the end of 2009, the Bank calculates the Group VaR on a daily basis, taking into account both its own portfolios and the respective portfolios of Finansbank. The table below presents the VaR (99%, 1-day) estimations of the Group for 2010:

	Total VaR	Interest Rate VaR	Equity VaR	FX VaR
	2010
	(EUR in millions)
Average	16.8	16.7	4.0	1.5
Max	37.0	41.4	8.2	5.3
Min	8.0	7.4	2.4	0.5
Year End	16.4	15.3	2.4	1.6

Limitations of our VaR model

        Our VaR model is based on certain theoretical assumptions, which under extreme market conditions might not capture the maximum loss the Bank would suffer. The restrictions of our methodology are summarized as follows:

  •
  the use of volatilities and correlations as predictive measures for the behavior of risk factors in the future might prove insufficient in periods of intense volatility in financial markets;

  •
  the one-day holding period for VaR calculations (or ten days for regulatory purposes) implies that the Bank will be able to liquidate all its trading assets within this length of time. This assumption might underestimate market risk in periods of insufficient liquidity in financial markets or in cases where certain assets in the Bank's portfolio cannot be easily liquidated;

  •
  VaR refers to the plausible loss on the Bank's portfolio for a 99% confidence interval, not taking into account any losses beyond that level;

  •
  all calculations are based on the Bank's positions at the end of each business day, ignoring the intra-day exposures and any realized losses that might have been incurred;

  •
  VaR estimates rely on small changes in the level of the relevant risk factors. For bigger movements (tail events), the methodology would not fully capture the effect on the value of the portfolio; and

  •
  returns on individual risk factors are assumed to follow a normal distribution. If this is not the case, the probability of extreme market movements could be underestimated.

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

Stress Testing

        As stated above, the VaR model is based on certain theoretical assumptions, which do not fully capture the potential "tail events" in the markets.

        To enhance the predictability of our VaR model and minimize the effect of the aforementioned limitations, we perform stress testing on a weekly basis. The aim of stress testing is to evaluate the gains or losses that may occur under extreme market conditions. Stress testing applies on both trading and AFS portfolios and the scenarios used have been approved by our regulatory authorities. These scenarios are presented in the following tables:

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

Country Risk

        Country risk is the risk that political or economic changes in a foreign country, could adversely impact our exposure to that country. The main categories of country risk consist of sovereign risk, convertibility risk and transfer risk. Sovereign risk denotes a foreign government's capacity and willingness to repay its debt or other obligations. Convertibility and transfer risk arise when a borrower is unable to convert funds from local to foreign currency in order to repay external obligations. Therefore, country risk refers to all cross border transactions, either with a central government, or with a financial institution, a corporate / retail client.

        The balance sheet items which potentially entail country risk are the following:

  •
  interbank money market placements and risk that arises from OTC transactions, with financial institutions which operate abroad;

  •
  loans to corporations or financial institutions, positions in corporate bonds and the financing of project finance;

  •
  funded and unfunded commercial transactions;

  •
  participation in the equity of the Group's subsidiaries, which operate in other countries; and

  •
  holdings in sovereign debt and the sale of protection through Credit Default Swaps, where the underlying reference entity is a sovereign.

        In this context, the GMORMD monitors the country risk arising from the Bank's operations on a daily basis, mainly focusing on the countries of South East Europe, Turkey, Egypt and South Africa, where the Group has presence.

        Additionally, we perform stress test on our country risk on a regular basis and the results are reported to the regulatory authorities.

Counterparty Risk

        Counterparty risk for the Group stems from the OTC transactions, the money market placements and the repo/reverse repo agreements which it transacts. It is the risk arising from an obligor's failure to meet its contractual obligations. For the efficient management of counterparty risk, the Bank has established a framework of counterparty limits. The GMORMD is responsible for the setting and monitoring of the limits.

        Counterparty limits are based on the credit rating of the financial institutions. The credit ratings are provided by internationally recognized ratings agencies, in particular by Moody's and Standard & Poor's. According to the Bank's policy, if agencies diverge on the creditworthiness of a financial institution, the lowest one will be taken into consideration.

        The counterparty limits apply to all financial instruments in which the Treasury is active in the interbank market. The limits framework is revised according to the business needs of the Bank and the prevailing conditions in international and domestic financial markets. A similar limit structure for the management of counterparty risk is enforced across all of the Group's subsidiaries.

        The Group seeks to reduce counterparty risk by standardizing relationships with counterparties through ISDA and GMRA contracts, which encompass all necessary netting and margining clauses. Additionally, for almost all active counterparties in OTC transactions, Credit Support Annexes (CSAs) have been put into effect, so that net current exposures are managed through margin accounts on a daily basis, through the exchange of cash collateral.

        The Group avoids taking positions on derivative contracts where the values of the underlying assets are highly correlated with the credit quality of the counterparty.

        The estimation of counterparty exposure depends on the type of the financial product. In the case of money market placements the exposure is equal to the face amount of the deals. In OTC transactions, the exposure to counterparty risk is calculated based on the Credit Exposure Factors (CEFs) for the relevant exposure period of the deals.

Sensitivity Analysis

        We made certain assumptions in calculating fair values for presentation in the U.S. GAAP Financial Statements. These assumptions are stated in Note 37 "Fair value of financial instruments" to the U.S. GAAP Financial Statements included in this Annual Report, and include the notion that assets and liabilities that reprice or mature within a relatively short period of time have a fair value that approximates their carrying amount. However, for the purposes of the sensitivity analysis below, we included such assets and liabilities and calculated the effect on the fair value of all positions. The effect that financial instruments, which reprice frequently or have short periods to maturity, had on the revised fair values was immaterial.

Interest rate sensitivity analysis

        We performed a sensitivity analysis to estimate the potential impact of certain changes in interest rates on the fair value of financial instruments held as at December 31, 2010, which are not included in the VaR model developed by the Bank. The analysis below was performed based on the following assumptions:

Balance sheet items

  •
  All balance sheet items have been revalued assuming both a 0.5% and a 1% (i.e., 50 and 100 basis points) increase in interest rates for 2009 and 2010 and both a 0.5% and a 1% (i.e., 50 and 100 basis points) decrease in interest rates in 2009 and 2010 across the maturity ladder (i.e. "parallel shift of the yield curve"). For 2009 and 2010, TL balance sheet items have been revalued assuming both a 1.0% and a 1.5% (i.e., 100 and 150 basis points) increase in interest rates in 2009 and 2010 and both a 1.0% and 1.5% (i.e., 100 and 150 basis points) decrease in interest rates in 2009 and 2010 across the maturity ladder;

  •
  the interest rate basis used for short-term instruments maturing or repricing within one year varied depending upon the currency in which the instrument is denominated. For example, for instruments denominated in euro, Euribor was used; for instruments denominated in currencies that are not fixed to the euro, the London Interbank Offered Rate, commonly referred to as "LIBOR" was used;

  •
  the swap yield curves were used as the basis for valuing instruments with maturities or repricing intervals of over one year. The yield curves were adjusted uniformly to the changes in interest rates. Future loan cash flows were discounted using the prevailing market rates adjusted by the applicable credit spread; and

  •
  all other variables, such as foreign currency exchange rates, were held constant. Please see Item 11, "Quantitative and Qualitative Disclosures about Market Risk—Sensitivity Analysis—Foreign currency sensitivity analysis".

	December 31, 2010		Market Value Change		Market Value Change
	Carrying Amount	Fair value	+100bps	-100bps	+50bps	-50bps
	(EUR in thousands)
Assets
Deposits with central bank	2,961,828	2,961,828	(2,157)	2,161	(1,085)	1,086
Securities purchased under agreements to resell	146,302	146,302	(2,099)	1,923	(1,050)	1,052
Interest bearing deposits with banks	6,398,767	6,399,000	(8,254)	7,565	(4,691)	4,679
Held to Maturity securities	3,611,797	2,626,824	(47,473)	53,027	(29,399)	32,197
Net loans	75,863,035	75,779,314	(546,556)	579,396	(313,197)	323,468

Total interest rate sensitive assets	88,981,729	87,913,268	(606,539)	644,072	(349,422)	362,482

Liabilities
Total deposits	93,895,481	93,882,661	102,672	(99,174)	56,854	(56,400)
Securities sold under agreements to repurchase	3,538,289	3,538,289	8,563	(8,563)	4,314	(4,328)
Other borrowed funds	1,111,663	1,109,408	3,304	(3,359)	2,209	(2,234)
Long term debt	3,805,950	3,930,350	106,728	(115,623)	56,814	(59,724)

Total interest rate sensitive liabilities	102,351,383	102,460,708	221,267	(226,719)	120,191	(122,686)

Total interest rate balance sheet sensitivity			(827,806)	870,791	(469,613)	485,168

	December 31, 2009		Market Value Change		Market Value Change
	Carrying Amount	Fair value	+100bps	-100bps	+50bps	-50bps
	(EUR in thousands)
Assets
Deposits with central bank	2,921,346	2,921,346	(3,305)	3,312	(2,596)	2,598
Securities purchased under agreements to resell	532,111	532,111	(4,859)	3,801	(3,446)	3,270
Interest bearing deposits with banks	3,077,953	3,082,061	(2,601)	1,695	(1,304)	1,206
Held to Maturity securities	99,604	100,182	(5,450)	6,091	(7,961)	9,411
Net loans	73,768,726	74,116,122	(540,540)	540,824	(373,198)	384,428

Total interest rate sensitive assets	80,399,740	80,751,822	(556,755)	555,723	(388,505)	400,913

Liabilities
Total deposits	87,834,411	87,863,737	149,148	(144,412)	97,528	(99,010)
Securities sold under agreements to repurchase	4,485,440	4,485,440	12,562	(10,801)	6,305	(6,271)
Other borrowed funds	310,784	310,377	993	(1,007)	1,485	(1,516)
Long term debt	3,357,054	3,394,889	105,841	(113,779)	65,129	(67,404)

Total interest rate sensitive liabilities	95,987,689	96,054,443	268,544	(269,999)	170,447	(174,201)

Total interest rate balance sheet sensitivity			(825,299)	825,722	(558,952)	575,114

Foreign currency sensitivity analysis

        We deal in several currencies thus a sensitivity analysis has been performed to show the effects that a simultaneous change of all currencies against the euro would have on our financial position.

        The foreign currency exchange sensitivity analysis below was performed based on the following assumptions:

Balance sheet items

  •
  For the fiscal year ended December 31, 2009 and 2010 all balance sheet items have been revalued assuming a 10% increase and a 10% decrease in the value of all currencies other than the euro and those currencies that are denominations of the euro against the euro; and

  •
  all other variables, such as interest rates, were held constant.

	December 31, 2010		Market Value Change
	Carrying amount	Fair value	10%	-10%
	(EUR in thousands)
Assets
Cash and due from banks	1,436,157	1,436,157	75,841	(62,052)
Deposits with central bank	2,961,828	2,961,828	112,400	(91,964)
Securities purchased under agreements to resell	146,302	146,302	5,534	(4,528)
Interest bearing deposits with banks	6,398,767	6,399,000	56,010	(45,827)
Held to Maturity securities	3,611,797	2,626,824	1,467	(1,200)
Net loans	75,863,035	75,779,314	2,119,543	(1,734,172)
Accrued interest receivable	1,195,730	1,195,730	31,803	(26,020)

Total foreign exchange sensitive assets	91,613,616	90,545,155	2,402,598	(1,965,763)

Liabilities
Total deposits	93,895,481	93,882,661	(2,233,842)	1,827,689
Securities sold under agreements to repurchase	3,538,289	3,538,289	(64,325)	52,629
Other borrowed funds	1,111,663	1,109,408	(81,804)	66,930
Long-term debt	3,805,950	3,930,350	(67,340)	55,096

Total foreign exchange sensitive liabilities	102,351,383	102,460,708	(2,447,311)	2,002,344

Total foreign exchange balance sheet sensitivity			(44,713)	36,581

	December 31, 2009		Market Value Change
	Carrying amount	Fair value	10%	-10%
	(EUR in thousands)
Assets
Cash and due from banks	1,430,381	1,429,572	45,209	(36,989)
Deposits with central bank	2,921,346	2,921,346	116,695	(95,477)
Securities purchased under agreements to resell	532,111	532,111	13,772	(11,268)
Interest bearing deposits with banks	3,077,953	3,082,061	97,991	(80,174)
Held to Maturity securities	99,604	100,182	—	—
Net loans	73,768,726	74,116,122	1,741,975	(1,425,253)
Accrued interest receivable	1,030,235	1,030,235	30,951	(25,324)

Total foreign exchange sensitive assets	82,860,356	83,211,629	2,046,593	(1,674,485)

Liabilities
Total deposits	87,834,411	87,863,737	(2,043,765)	1,672,172
Securities sold under agreements to repurchase	4,485,440	4,485,440	(2,769)	2,265
Other borrowed funds	310,784	310,377	(31,855)	26,063
Long-term debt	3,357,054	3,394,889	(89,795)	73,469

Total foreign exchange sensitive liabilities	95,987,689	96,054,443	(2,168,184)	1,773,969

Total foreign exchange balance sheet sensitivity			(121,591)	99,484

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

ITEM 14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.    General Effect of the Modifications on the Rights of Security Holders

        By resolution adopted by the second repeat General Meeting of Shareholders on February 3, 2006, the share capital was increased by EUR 80,672 thousand through the absorption of National Real Estate, in compliance with the provisions of Article 16 of Law 2515/1997, in conjunction with the provisions of Articles 1-5 of Law 2166/1993 and Articles 68-77 of Greek Companies Act 2190/1920 and from capitalization of a part of the Bank's share premium account reserve, which was decided so that the nominal value of the total number of the Bank's shares increased to EUR 5.00, subsequent to the merger by absorption of National Real Estate. Thus, the Bank's share capital on March 31, 2006 increased to EUR 1,696,347 thousand and was divided into 339,269,412 shares, of a nominal value of EUR 5.00 each.

        On June 1, 2006, the second Repeat General Meeting of the Bank's Shareholders approved the increase in the share capital of the Bank by EUR 678,539 thousand, with payment in cash with pre-emptive rights in favor of existing shareholders, at a ratio of four new shares for every ten shares held. The share capital increase was completed on July 7, 2006. A total of 135,707,764 new common registered shares were issued, of a nominal value of EUR 5.00 and offer price of EUR 22.11, chiefly for the purpose of the implementation of the acquisition of Finansbank.

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

        On November 1, 2007, the Board of Directors approved the issue of 496,500 share options under the stock options program approved by the Repeat General Meeting of Shareholders on June 22, 2005. Furthermore, on November 1, 2007, the Board of Directors approved the issue of an additional 3,014,100 share options under the stock options program approved by the second Repeat General Meeting of Shareholders on June 1, 2006. On December 20, 2007, following the completion of the exercise period for the vested share options, and with the approval of the Board of Directors, a total of 1,561,242 shares were issued, of a nominal value of EUR 5.00 and exercise price of EUR 23.80 for 1,157,667 shares and EUR 23.00 for 403,575 shares.

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

        On January 22, 2009, the Extraordinary General Meeting of Shareholders approved the share capital increase by EUR 350 million through the issue of 70 million redeemable preference shares of a nominal value of EUR 5.00 each, to be covered by the Greek State, with the cancellation of existing shareholders' pre-emptive rights, pursuant to the provisions of Law 3723/2008 on the Hellenic Republic liquidity support plan. These preference shares bear a fixed return of 10% per annum.

        On May 21, 2009, the Board of Directors confirmed the payment in full of the shares issued pursuant to the aforementioned share capital increase amounting to EUR 350 million, with the issue of 70 million redeemable preference shares. The issue was fully subscribed to by the Hellenic Republic, through the transfer by the latter to the Bank of an equivalent amount of Greek government bonds in accordance with Law 3723/2008. These bonds have a coupon equal to six-month Euribor plus 1.3%. The preference shares issued by the Bank in favor of the Greek State are not transferable and embody the following privileges:

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

    The distribution is subject to availability of distributable funds, in accordance with Article 44a of Law 2190/1920. In case of inadequacy of distributable funds, the Preferred Shareholder is entitled to receive payment of fixed return on the preference shares in priority over the Common Shareholders, up to exhaustion of such distributable funds; and

  (b)
  upon liquidation, the right in liquidation proceeds in priority over all other shareholders.

        In May 2010, Law 3844/2010, which amended Law 3723/2008, rendered such preference shares not mandatorily redeemable. However, if the preference shares are not redeemed within five years from their issuance and if the participating bank's general meeting of shareholders has not approved their redemption, the Greek Minister of Finance will impose, pursuant to a recommendation by the Bank of Greece, a gradual cumulative increase of 2% per year on the 10% fixed return provided for during the first five years from the issuance of the shares to the Hellenic Republic.

        In July 2009, following the Board of Directors' resolution held on June 18, 2009, the Bank increased its ordinary share capital by offering 110,367,615 new ordinary shares of nominal value of EUR 5.00 each and subscription price of EUR 11.30 each through a rights issue. The shares were initially offered to existing ordinary shareholders at a ratio of two new shares for every nine shares held. The total capital raised amounted to EUR 1,247,154. The new shares were listed in the ATHEX on July 30, 2009.

        On December 22, 2009, the Board of Directors of the Bank approved the share capital increase by EUR 98,465 through the issue of 19,693 ordinary shares derived from the exercise of stock options under Programs A and B.

        On February 18, 2010, the 2nd Repeat General Meeting of the Bank's shareholders approved the assignment to the Board of Directors of the right to issue bonds convertible to shares, as per the provisions of articles 3a and 13 of the Companies Act and article 5 of the Bank's Articles of Association, for a period of five years, up to an amount corresponding to 50% of the paid-up share capital of the Bank as at the time of the assignment of the said right, that is EUR 1,696 million. The Meeting authorized the Board to decide the particular terms and details of such issuance, as well as the procedure by which the bonds will be converted to shares.

        Following the above authorization together with the authorization granted to the Board by the second Repeat General Meeting of the Bank's Shareholders on May 15, 2008, the Board of Directors on September 10, 2010, approved the increase of the Bank's ordinary share capital through a rights issue by offering:

  •
  121,408,315 new ordinary shares of nominal value of EUR 5.00 each and subscription price of EUR 5.20 each. The shares were offered to existing ordinary shareholders at a ratio of 1 new share for every 5 shares held. Following this, the share capital was increased by EUR 607,041 thousand. The new shares were listed in the ATHEX on October 19, 2010; and

  •
  227,640,590 convertible bonds to 227,640,590 new ordinary shares of nominal value of EUR 5.00 each and subscription price of EUR 5.20 each. The bonds were offered to existing ordinary shareholders at a ratio of 3 convertible bonds for every 8 shares held. The convertible bonds carried no interest and were convertible to ordinary shares after 7 days from their issuance. Following this, the share capital was increased by EUR 1,138,203 thousand. The new shares were listed in the ATHEX on October 25, 2010.

        As of December 31, 2010, the total paid-up share capital of the Bank amounted to EUR 5,137,952 thousand divided into a) 956,090,482 ordinary shares of a nominal value of EUR 5.00 each, b) 25,000,000 non-cumulative, non-voting, redeemable preference shares, of a nominal value of EUR 0.30 each, and

c) 70,000,000 redeemable preference shares of the Greek State of a nominal value of EUR 5.00 each, in accordance with the Law 3723/2008. See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic Bank Support Plan" for a detailed description of the current plan.

B.
Not applicable.

C.
Not applicable.

D.
Not applicable.

E.
Not applicable.

ITEM 15    CONTROLS AND PROCEDURES

(a)   Disclosure Controls and Procedures

        As of December 31, 2010, we performed an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer, Deputy Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon that evaluation, the Chief Executive Officer, the Deputy Chief Executive Officer and the Chief Financial Officer have concluded that our disclosure controls and procedures are effective in providing reasonable assurance that material financial and non-financial information required to be disclosed in this Annual Report is recorded, processed, summarized and reported in a timely manner and that it is accumulated and communicated to our management, including our Chief Executive Officer, Deputy Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

        Management assessed the effectiveness of the Group's internal control over financial reporting as of December 31, 2010, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (COSO). Based on that assessment, management concluded that, as of December 31, 2010, the Group's internal control over financial reporting is effective.

        The effectiveness of the Group's internal control over financial reporting as of December 31, 2010, has been audited by Deloitte Hadjipavlou Sofianos & Cambanis S.A., an independent registered public accounting firm as stated in their report which appears herein.

Dated June 23, 2011

/s/ Apostolos Tamvakakis Apostolos Tamvakakis Chief Executive Officer
/s/ Anthimos Thomopoulos Anthimos Thomopoulos Deputy Chief Executive Officer
/s/ Charalampos Mazarakis Charalampos Mazarakis Chief Financial Officer

(c)   Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
National Bank of Greece S.A. and subsidiaries
Athens, Greece

        We have audited the internal control over financial reporting of National Bank of Greece S.A. and subsidiaries (the "Group") as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

        Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Group and our report dated June 23, 2011, expressed an unqualified opinion on those financial statements and includes an explanatory paragraph relating to the translation of Euro amounts into U.S. dollar amounts for the convenience of the readers in the United States in accordance with Note 2 of such consolidated financial statements.

/s/ Deloitte.
Hadjipavlou Sofianos & Cambanis S.A.
Athens, Greece
June 23, 2011

(d)   Changes in Internal Control over Financial Reporting

        During the year ended December 31, 2010, there have been no changes in our internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Deloitte Hadjipavlou Sofianos & Cambanis S.A. has served as our principal independent public accountant for each of the past two years ended December 31, 2009 and 2010. The following table presents the aggregate fees for professional audit services and other services rendered by the Group's principal accounting firm Deloitte Hadjipavlou Sofianos & Cambanis S.A., the other member firms of Deloitte Hadjipavlou Sofianos & Cambanis S.A., and their respective affiliates (collectively, "Deloitte").

	Year ended December 31,
Fees by category	2009	2010
	(EUR in thousands)
Audit fees	6,283	5,629
Audit-related fees	1,902	2,994
Tax fees	172	234
All other fees	28	20

Total	8,385	8,877

Audit Fees

        Fees billed for audit services for the years ended December 31, 2009 and 2010 consisted primarily of the audit of the Group's consolidated U.S. GAAP Financial Statements, the audit of statutory and subsidiary financial statements and of services provided for compliance with the Sarbanes-Oxley Act requirements.

Audit-Related Fees

        Fees billed for audit related services for the years ended December 31, 2009 and 2010 consisted primarily of comfort letter fees for the Bank's share capital increase in both fiscal years, other audit and attest services and system and application control reviews.

Tax Fees

        Fees billed for tax services for the years ended December 31, 2009 and 2010 consisted primarily of tax compliance, advisory, and planning services and preparation of tax returns.

Other Fees

        In 2009 and 2010, other audit fees related to various advisory services.

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

        All "Audit fees", "Audit related fees" and "Tax fees" for 2009 and 2010 were specifically approved by the Audit Committee.

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

        From January 1, 2009 to the date of this Annual Report, due to its participation in the Hellenic Republic liquidity support plan (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic Bank Support Plan") the Bank has not purchased any of its own shares. Out of the 6,456,504 treasury shares held on January 1, 2009, representing 1.3% of the paid-up share capital, on April 15, 2009 the Bank disposed of 5,954,000 of its own shares at a price of EUR 13.50 per share and the remaining were disposed of on September 15, 2009 at a price of EUR 21.40 per share. The proceeds from this sale have been used to strengthen the Bank's capital base.

        The purchases and (sales) of own shares by the affiliated purchasers (National Securities S.A.) for the year 2010 amounted to 15,620,293 shares and (15,213,954) shares respectively. Therefore, the balance of as at December 31, 2010 of own shares amounted to 743,689 shares.

ITEM 16F    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G    CORPORATE GOVERNANCE

        NBG Corporate Governance Practices follow the Requirements imposed by the laws and regulations of the Hellenic Republic. Striving to raise corporate governance standards to global best practice, NBG has adopted a Corporate Governance Code which is currently very close to NYSE listing standards and which the Board is in the process of implementing fully. In terms of actual practice, the most significant differences that still remain between the Bank's Corporate Governance practices and those followed by U.S. based companies under the NYSE listing standards are currently the following:

  •
  the majority of NBG's Board of Directors is currently composed of individuals that are non-executive, independent directors in accordance with NYSE listing requirements. However, the criteria used by the General Meeting of Shareholders to determine formal director independence are set out in the NBG Corporate Governance Code and are very close but not identical to the independence criteria of the NYSE listing requirements.

  •
  the NBG Board has established a Corporate Governance and Nomination Committee. All of its four members are non-executive directors but only two are independent according to NYSE listing standards. The Human Resources and Remuneration Committee is composed of non- executive directors but only a majority are independent, non-executive directors.

For more information on the Bank's Corporate Governance Practices see Item 6, "Directors, Senior Management and Employees".

PART III

ITEM 17    FINANCIAL STATEMENTS

        Please see Item 18 "Financial Statements".

ITEM 18    FINANCIAL STATEMENTS

        See our consolidated financial statements and the notes thereto beginning on page F-1, which we incorporate herein by reference.

ITEM 19    EXHIBITS

Exhibit Number	Description of Exhibits
1	An English translation of the Articles of Association of the Bank, as amended with effect from October 2010.
8	Subsidiaries of the Bank.
12.1	Certification of the Chief Executive Officer, the Deputy Chief Executive Officer and the Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
13.1
Certification of the Chief Executive Officer, the Deputy Chief Executive Officer and the Chief Financial Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for this filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NATIONAL BANK OF GREECE S.A. (Registrant)
By:	/s/ APOSTOLOS TAMVAKAKIS Apostolos Tamvakakis Chief Executive Officer

Date: June 23, 2011

National Bank of Greece S.A.
and Subsidiaries

Consolidated Financial Statements as of
December 31, 2009 and 2010 and for the
years ended December 31, 2008, 2009 and
2010 and Report of Independent Registered
Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
National Bank of Greece S.A. and subsidiaries
Athens, Greece

        We have audited the accompanying consolidated balance sheets of National Bank of Greece S.A. and subsidiaries (the "Group") as of December 31, 2010 and 2009, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of National Bank of Greece S.A. and subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

        Our audits also comprehended the translation of the Euro amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 23, 2011, expressed an unqualified opinion on the Group's internal control over financial reporting.

/s/ Deloitte.
Hadjipavlou Sofianos & Cambanis S.A.
Athens, Greece
June 23, 2011

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2009	2010	2010
		(EUR in thousands)		(USD in thousands) (Note 2)
ASSETS
Cash and due from banks	5	1,430,381	1,436,157	2,064,631
Deposits with Central Bank	6	2,921,346	2,961,828	4,257,947
Securities purchased under agreements to resell	7	532,111	146,302	210,325
Interest bearing deposits with banks	8	3,077,953	6,398,767	9,198,917
Money market investments	9	1,239,867	1,180,274	1,696,771
Trading assets	10	3,167,740	774,374	1,113,246
Derivative assets	11	1,871,261	1,731,192	2,488,775
Available-for-sale securities	12	15,740,696	14,512,870	20,863,815
Held-to-maturity securities	12	99,604	3,611,797	5,192,348
Equity method investments	13	25,327	50,094	72,016
Loans (includes EUR 846,588 thousand in 2009 and 559,107 thousand in 2010 measured at fair value)	14	75,833,904	79,038,440	113,626,279
Less: Allowance for loan losses		(2,065,178)	(3,175,405)	(4,564,987)

Net loans		73,768,726	75,863,035	109,061,292
Goodwill	15	3,406,247	3,499,078	5,030,302
Software and other intangibles	15	439,136	459,891	661,143
Premises and equipment, net	16	1,194,702	1,221,989	1,756,741
Accrued interest receivable		1,030,235	1,195,730	1,718,991
Other assets	17	3,238,826	3,771,924	5,422,547

TOTAL ASSETS		113,184,158	118,815,302	170,809,807

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

		As of December 31,
	Note	2009	2010	2010
		(EUR in thousands)		(USD in thousands) (Note 2)
LIABILITIES AND SHAREHOLDERS' EQUITY
Interest bearing deposits (includes EUR 808,669 thousand in 2009 and EUR 1,240,756 thousand in 2010 measured at fair value)	20	82,135,849	91,298,832	131,251,915
Non-interest bearing deposits	20	5,698,562	2,596,649	3,732,963

Total deposits	20	87,834,411	93,895,481	134,984,878
Securities sold under agreements to repurchase	21	4,485,440	3,538,289	5,086,672
Derivative liabilities	11	1,330,013	1,787,351	2,569,510
Other borrowed funds	22	310,784	1,111,663	1,598,135
Accounts payable, accrued expenses and other liabilities	23	4,178,990	3,327,044	4,782,984
Insurance reserves	24	2,321,373	2,531,344	3,639,080
Long-term debt (includes EUR 1,489,784 thousand in 2009 and EUR 1,261,100 in 2010 measured at fair value)	25	3,357,054	3,805,950	5,471,463

Total liabilities		103,818,065	109,997,122	158,132,722

Redeemable non-controlling interest—Temporary equity	34	254,499	265,982	382,378
PERMANENT EQUITY:
NBG shareholders' equity
Preferred stock, par value of EUR 0.30 and EUR 5.00 (shares authorized, issued and outstanding: 25,000,000 and 70,000,000)		357,500	357,500	513,945
Common stock, par value of EUR 5.00 (shares authorized, issued and outstanding: 607,041,577 and 956,090,482 at 2009 and 2010 respectively)		3,035,208	4,780,452	6,872,415
Additional paid-in capital	33	3,878,079	3,883,461	5,582,894
Accumulated surplus		2,523,833	2,182,661	3,137,811
Accumulated other comprehensive loss	41	(1,517,127)	(3,468,821)	(4,986,804)
Treasury stock, at cost (337,350 and 743,689 shares at 2009 and 2010 respectively)		(10,626)	(4,901)	(7,046)

Total NBG shareholders' equity		8,266,867	7,730,352	11,113,215

Non-controlling interest		844,727	821,846	1,181,492

Total permanent equity		9,111,594	8,552,198	12,294,707

TOTAL LIABILITIES AND EQUITY		113,184,158	118,815,302	170,809,807

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

		Year ended December 31,
	Note	2008	2009	2010	2010
		(EUR in thousands)			(USD in thousands) (Note 2)
Interest Income:
Loans		5,173,987	5,039,925	5,007,064	7,198,194
Securities available-for-sale		603,029	836,080	749,990	1,078,191
Securities held-to-maturity		3,052	9,425	95,304	137,010
Trading assets		491,151	185,720	134,356	193,151
Securities purchased under agreements to resell		95,502	28,553	13,510	19,422
Interest-bearing deposits with banks		232,311	63,515	61,532	88,459
Other		96,045	68,162	91,678	131,797

Total interest income		6,695,077	6,231,380	6,153,434	8,846,224

Interest Expense:
Deposits		(2,704,685)	(2,133,507)	(1,821,966)	(2,619,273)
Securities sold under agreements to repurchase	21	(260,522)	(90,052)	(75,712)	(108,844)
Other borrowed funds	22	(32,339)	(34,244)	(25,391)	(36,502)
Long-term debt	25	(290,943)	(184,144)	(139,450)	(200,474)
Other		(1,452)	(3,168)	(2,716)	(3,905)

Total interest expense		(3,289,941)	(2,445,115)	(2,065,235)	(2,968,998)

Net interest income before provision for loan losses		3,405,136	3,786,265	4,088,199	5,877,226
Provision for loan losses	14	(425,537)	(998,448)	(1,204,995)	(1,732,310)

Net interest income after provision for loan losses		2,979,599	2,787,817	2,883,204	4,144,916

Non-interest income:
Credit card fees		243,048	200,939	188,771	271,379
Service charges on deposit accounts		50,546	49,005	52,722	75,794
Other fees and commissions	27	554,161	502,140	475,692	683,859
Net trading loss	28	(329,550)	(87,096)	(1,085,160)	(1,560,035)
Net gains/(losses) on available-for-sale securities	12	8,415	(8,399)	(23,957)	(34,441)
Equity in earnings of investees and realized gains/(losses) on disposal	13	(23,730)	(27,879)	9,245	13,291
Other non-interest income	29	1,041,676	1,090,790	1,161,253	1,669,426

Total non-interest income		1,544,566	1,719,500	778,566	1,119,273

Non-interest expense:
Salaries		(1,197,314)	(1,254,610)	(1,233,593)	(1,773,423)
Employee benefits		(223,928)	(278,615)	(273,013)	(392,486)
Voluntary early retirement schemes		(18,173)	(24,559)	(5,269)	(7,575)
Occupancy expenses		(98,478)	(103,297)	(105,431)	(151,568)
Equipment expenses		(52,796)	(63,088)	(66,488)	(95,584)
Depreciation of premises and equipment		(104,405)	(122,765)	(129,310)	(185,897)
Amortization of intangible assets	15	(58,073)	(65,260)	(79,906)	(114,873)
Impairment of goodwill	15	(4,585)	—	(6,320)	(9,086)
Deposit insurance premium		(36,015)	(57,028)	(54,964)	(79,017)
Other non-interest expense	30	(1,585,229)	(1,728,190)	(1,857,828)	(2,670,828)

Total non-interest expense		(3,378,996)	(3,697,412)	(3,812,122)	(5,480,337)

Income / (loss) before income tax expense		1,145,169	809,905	(150,352)	(216,148)
Income tax expense	31	(242,081)	(220,624)	(61,634)	(88,606)

Net income / (loss)		903,088	589,281	(211,986)	(304,754)

Less: Net income attributable to the non-controlling interest		(81,664)	(62,232)	(56,075)	(80,614)

NET INCOME / (LOSS) attributable to NBG shareholders		821,424	527,049	(268,061)	(385,368)

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Continued)

		Year ended December 31,
	Note	2008	2009	2010	2010
		(EUR in thousands)			(USD in thousands) (Note 2)
Net income / (loss)		903,088	589,281	(211,986)	(304,754)
Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments		(1,104,887)	(56,969)	191,150	274,799
Net (losses)/gains on available-for-sale securities:
Net unrealized holding (losses)/gains during the period (net of tax expense/(benefit) of: EUR (191,573) thousand in 2008, EUR 104,131 thousand in 2009 and EUR (463,012) thousand in 2010		(807,114)	212,057	(2,169,098)	(3,118,312)
Less: reclassification adjustment for net gains included in net income (net of tax expense of: EUR (5,578) thousand in 2008, EUR (74,959) thousand in 2009 and EUR (10,115) thousand in 2010)		(20,608)	(274,969)	(55,425)	(79,679)
Less: Reclassification adjustment for impairment of available-for-sale securities (net of tax benefit of EUR 4,443 thousand in 2008, EUR 84,835 thousand in 2009 and EUR 18,984 thousand in 2010)		13,328	273,493	70,513	101,370

Total net (losses)/gains on available-for-sale securities		(814,394)	210,581	(2,154,010)	(3,096,621)

Pension (liability)/asset (net of tax expense/(benefit) of EUR (38,026) thousand in 2008, EUR 5,807 thousand in 2009 and EUR (74) thousand in 2010)	39	(150,214)	24,232	14,605	20,996

Total other comprehensive income / (loss), net of tax		(2,069,495)	177,844	(1,948,255)	(2,800,826)

Comprehensive income / (loss)		(1,166,407)	767,125	(2,160,241)	(3,105,580)

Comprehensive income / (loss) attributable to the non-controlling interest		19,932	(60,364)	(59,514)	(85,558)
Comprehensive income / (loss) attributable to NBG shareholders		(1,146,475)	706,761	(2,219,755)	(3,191,138)
Earnings / (loss) per share
Basic EPS	35	1.25	0.73	(0.45)	(0.64)
Diluted EPS	35	1.25	0.73	(0.45)	(0.64)

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

		Year ended December 31,
	Note	2008	2009	2010	2010
		(EUR in thousands)			(USD in thousands) (Note 2)
Common stock:
Balance at beginning of year (477,198,461, 496,654,269 and 607,041,577 shares of par value EUR 5.0 each at 2008, 2009 and 2010 respectively)		2,385,992	2,483,271	3,035,208	4,363,439
Issuance of 110,367,615 shares of par value EUR 5.0 through a rights issue		—	551,838	—	—
Issuance of 121,408,315 shares of par value EUR 5.0 through a rights issue		—	—	607,041	872,686
Issuance of 227,640,590 shares of par value EUR 5.0 through a rights issue by conversion of 227,640,590 convertible bonds		—	—	1,138,203	1,636,290
Share options exercised of par value EUR 5.0 each (387,970 shares in 2008 and 19,693 shares in 2009)		1,940	99	—	—
Stock dividend in 2008 (19,067,838 shares of par value EUR 5.0 each)		95,339	—	—	—

Balance at end of year (496,654,269, 607,041,577 and 956,090,482 shares of par value EUR 5.0 each at 2008, 2009 and 2010 respectively)		2,483,271	3,035,208	4,780,452	6,872,415

Preferred stock
Balance at beginning of year (25,000,000 of par value EUR 0.3 each at 2009 and 2010 and 70,000,000 of par value EUR 5.0 each at 2010)		—	7,500	357,500	513,945
Issuance of preference shares (25,000,000 of par value EUR 0.3 each)		7,500	—	—	—
Issuance of preference shares (70,000,000 of par value EUR 5.0 each)		—	350,000	—	—

Balance at end of year (25,000,000 shares of par value EUR 0.3 each at 2008, 2009 and 2010 and 70,000,000 shares of par value EUR 5.0 each at 2009 and 2010)		7,500	357,500	357,500	513,945

Additional paid-in capital:
Balance at beginning of year		2,488,919	3,267,770	3,878,079	5,575,157
Issuance of 110,367,615 shares in 2009 through a rights issue of EUR 695,316 thousand less of issue costs of EUR (41,798) thousand, net of tax expense		—	653,518	—	—
Issuance of 121,408,315 shares in 2010 through a rights issue				24,282	34,908
Issuance of 227,640,590 shares through a rights issue by conversion of 227,640,590 convertible bonds				45,528	65,451
Issue costs for the issuance of 121,408,315 and 227,640,590 shares in 2010, net of tax expense				(77,951)	(112,063)
Share options exercised (387,970 shares above par of EUR 17.12 each in 2008 and 19,693 shares above par of EUR 15.9 each in 2009)		6,642	313	—	—
Share based payments		10,503	12,707	12,306	17,691
(Loss) on sales of treasury stock (net of tax (expense)/benefit of EUR (3,614) thousand, EUR (957) thousand and EUR 715 thousand in 2008, 2009 and 2010, respectively)		(2,292)	(52,512)	(2,861)	(4,113)
Treasury stock dividends paid to subsidiaries		27	—	—	—
Stock dividend in 2008 (19,067,838 shares) less issue costs of EUR 161 thousand, net of tax expense		381,196	—	—	—
Issuance of 25,000,000 preference shares above par of EUR 15.8 each less issue costs of EUR (12,363) thousand, net of tax expense		382,775	—	—	—
Issue costs net of tax from the issuance of 70,000,000 preference shares in 2009		—	(3,420)	—	—
Purchase of subsidiaries shares from non-controlling interest			(297)	4,078	5,863

Balance at end of year		3,267,770	3,878,079	3,883,461	5,582,894

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (Continued)

		Year ended December 31,
	Note	2008	2009	2010	2010
		(EUR in thousands)			(USD in thousands) (Note 2)
Accumulated Surplus:
Balance at beginning of year		1,419,743	2,015,971	2,523,833	3,628,282
Effect of adoption of fair value option on loan receivables and long term debt		46,970	—	—	—

As adjusted		1,466,713	2,015,971	2,523,833	3,628,282
New redeemable non-controlling interest, redemption of redeemable non-controlling interest and changes in the redemption amount of redeemable non-controlling interests	34	245,308	23,005	(1,553)	(2,232)
Net income		821,424	527,049	(268,061)	(385,367)
Dividends		(8,093)	—	—	—
Stock dividend in 2008 (19,067,838 shares)		(476,696)	—	—	—
Preferred dividend, net of EUR 7,700 thousand tax in 2010		(32,685)	(42,192)	(71,558)	(102,872)

Balance at end of year		2,015,971	2,523,833	2,182,661	3,137,811

Accumulated Other Comprehensive Income/(Loss)—net of tax:	41
Balance at beginning of year		271,060	(1,696,839)	(1,517,127)	(2,181,034)
Net change in fair value of securities available-for-sale		(785,324)	211,144	(2,148,314)	(3,088,433)
Foreign currency translation adjustments		(1,032,477)	(55,790)	181,952	261,576
Pension liability		(150,098)	24,358	14,668	21,087

Balance at end of year		(1,696,839)	(1,517,127)	(3,468,821)	(4,986,804)

Treasury Stock, at Cost:
Balance at beginning of year (502,500, 6,456,504 and 337,350 shares at 2008, 2009 and 2010 respectively)		(21,601)	(145,277)	(10,626)	(15,276)
Sale of treasury stock (5,802,272, 17,624,305 and 15,213,954 shares during 2008, 2009 and 2010 respectively)		155,573	363,117	163,101	234,475
Purchase of treasury stock (11,756,276, 11,505,151 and 15,620,293 shares during 2008, 2009 and 2010 respectively)		(279,249)	(228,466)	(157,376)	(226,245)

Balance at end of year (6,456,504, 337,350 and 743,689 shares at 2008, 2009 and 2010 respectively)		(145,277)	(10,626)	(4,901)	(7,046)

Total NBG shareholders' equity		5,932,396	8,266,867	7,730,352	11,113,215

Non-controlling interest (NCI)—net of tax:
Balance at beginning of year		494,334	798,549	844,727	1,214,386
Effect of adoption of fair value option on loan receivables and long term debt		(101)	—	—	—

As adjusted		494,233	798,549	844,727	1,214,386
Net income		59,964	40,412	34,911	50,188
Net change in fair value of securities available-for-sale		(29,027)	(2,530)	(6,647)	(9,556)
Foreign currency translation adjustments		(50,879)	1,181	6,090	8,756
Pension liability		(84)	5	94	135
Changes of non-controlling interest due to acquisitions, establishments, capital contributions and changes in subsidiaries shareholding		324,342	7,110	(57,329)	(82,417)

Balance at end of year		798,549	844,727	821,846	1,181,492

Total permanent equity		6,730,945	9,111,594	8,552,198	12,294,707

Redeemable non-controlling interest—Temporary equity:
Balance at beginning of year		655,236	256,208	254,499	365,870
Effect of adoption of fair value option on loan receivables and long term debt		(3,464)	—	—	—

As adjusted		651,772	256,208	254,499	365,870
Net income		21,700	21,820	21,164	30,426
Net change in fair value of securities available-for-sale		(43)	1,967	951	1,367
Foreign currency translation adjustments		(21,531)	(2,360)	3,108	4,468
Pension liability		(32)	(131)	(157)	(226)
Capital Contribution		—	—	13,218	19,002
Redemption of redeemable NCI		(416,237)	—	(33,253)	(47,805)
Changes in the redemption amount of redeemable NCI		20,579	(23,005)	6,452	9,275

Balance at end of year/Total temporary equity		256,208	254,499	265,982	382,377

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2008	2009	2010	2010
	(EUR in thousands)			(USD in thousands) (Note 2)
Cash flows from Operating Activities:
Net income / (loss)	903,088	589,281	(211,986)	(304,754)
Adjustments to reconcile net income / (loss) to net cash provided by/(used in) operating activities:
Provision for loan losses	425,537	998,448	1,204,995	1,732,310
Net (gain)/loss on sale of premises and foreclosed assets	(67,709)	(1,753)	841	1,209
Net realized gain on sales of available-for-sale securities	(26,187)	(349,929)	(65,540)	(94,221)
Other Than Temporary Impairment of AFS securities	17,772	358,328	89,497	128,662
Equity in earnings of equity method investees	20,664	18,550	(9,245)	(13,291)
Depreciation of premises and equipment	104,405	122,765	129,310	185,897
Amortization of software and other intangibles	58,073	65,260	79,906	114,873
Impairment of goodwill	4,585	—	6,320	9,086
Share based payments	10,503	12,707	12,306	17,691
Pension liability	(187,784)	30,039	14,531	20,890
Provision for deferred income taxes	81,958	56,876	(198,545)	(285,430)
Net losses on the disposal of equity investments	3,066	9,329	—	—
Net (gains) from changes in the fair value of financial instruments designated at fair value	(78,478)	(131,079)	(239,649)	(344,521)
(Gain) on debt extinguishment	(361,325)	(224,683)	(10,855)	(15,605)
Other	1,894	24,472	(20,754)	(29,836)
Changes in assets and liabilities
Trading assets, derivative instruments and financial assets market-to-market through the profit and loss	4,779,170	(2,445,248)	1,299,487	1,868,153
Accrued interest receivable	(414,266)	227,707	(165,495)	(237,917)
Other assets	267,107	(667,092)	124,515	179,004
Accounts payable, accrued expenses and other liabilities	20,313	645,167	(878,486)	(1,262,918)
Insurance reserves	108,458	288,616	209,971	301,856

Cash flows provided by/(used in) operating activities	5,670,844	(372,239)	1,371,124	1,971,138

Cash Flows from Investing Activities:
Activities in available-for-sale securities:
Purchases	(18,581,579)	(23,602,674)	(16,685,671)	(23,987,451)
Sales proceeds	14,019,940	20,570,594	14,504,349	20,851,566
Maturities, prepayments and calls	156,461	180,589	390,110	560,825
Activities in held-to-maturity securities:
Purchases	(66,303)	(759,760)	(1,277,063)	(1,835,916)
Maturities, prepayments and calls	—	790,704	8,614	12,384
Acquisition of subsidiary companies net of cash acquired and increase of controlling interest	(495,714)	—	—	—
Purchases of premises and equipment	(249,665)	(196,406)	(165,567)	(238,020)
Proceeds from sales of premises and equipment	116,173	7,641	7,684	11,047
Disposals/(acquisitions) of equity investments	3,682	(6,072)	(11,249)	(16,172)
Net cash provided by (used in):
Deposits with central bank	(510,335)	(38,866)	(40,482)	(58,197)
Loan origination and principal collections	(15,200,642)	(5,523,616)	(3,309,256)	(4,757,412)
Securities purchased under agreements to resell	758,618	124,959	385,809	554,642
Interest bearing deposits with banks	26,907	(1,327,437)	(3,320,814)	(4,774,028)
Money market investments	12,777	(232,615)	110,457	158,794
Other	(94,422)	(76,081)	(91,645)	(131,750)

Cash flows used in investing activities	(20,104,102)	(10,089,040)	(9,494,724)	(13,649,688)

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Year ended December 31
	2008	2009	2010	2010
	(EUR in thousands)			(USD in thousands) (Note 2)
Cash flows from Financing Activities:
Proceeds from issuance of long-term debt	1,020,169	2,456,075	2,826,537	4,063,452
Principal repayments and retirements of long-term debt	(1,465,965)	(3,127,780)	(2,220,735)	(3,192,546)
Proceeds from issuance of common and preferred stock (net of issue costs of EUR 16,700 in 2008, EUR 58,002 in 2009 and EUR 98,995 in 2010)	394,520	1,189,564	1,716,059	2,467,020
Purchases of treasury stock	(279,249)	(228,466)	(157,376)	(226,245)
Proceeds from sales of treasury stock	149,667	311,562	159,525	229,334
Acquisition of and increase of controling interest in subsidiary companies	—	—	(88,351)	(127,014)
Disposal of subsidiary shareholding without loss of control	—	—	1,375	1,977
Capital contribution by non-controlling interest holders	310,097	—	14,321	20,588
Dividends paid	(212,145)	(42,835)	(63,789)	(91,704)
Net cash provided by/(used in):
Deposits	13,655,256	7,298,163	6,080,178	8,740,911
Securities sold under agreements to repurchase	(1,752,372)	2,728,287	(947,151)	(1,361,632)
Other borrowed funds	63,649	(226,531)	800,879	1,151,350

Cash flows provided by financing activities	11,883,627	10,358,039	8,121,472	11,675,491
Effect of exchange rate change on cash and due from banks	(136,957)	(6,559)	7,904	11,363
Net increase/(decrease) in cash and due from banks	(2,686,588)	(109,799)	5,776	8,304
Cash and due from banks at beginning of year	4,226,768	1,540,180	1,430,381	2,056,327

Cash and due from banks at end of year (excluding assets classified as held for sale)	1,540,180	1,430,381	1,436,157	2,064,631
Cash and due from banks at end of year (assets classified as held for sale)	(10)	—	—	—

Cash and due from banks at end of year	1,540,170	1,430,381	1,436,157	2,064,631

Supplemental Disclosure of Cash Flow Information:
Cash paid for:
Income taxes	33,739	76,392	207,817	298,759
Interest	3,241,674	3,113,625	2,360,704	3,393,767
Supplemental schedule of non cash investing and financing activities:
Stock dividend (note 33)	476,696	—	—	—

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

NOTE 2:    REPORTING CURRENCY AND TRANSLATION INTO US DOLLARS

        The financial statements of the Group as of December 31, 2010, are expressed in Euro (EUR). The translation of EUR amounts into US dollar amounts is presented solely for the convenience of the reader and should not be construed as representations that the amounts stated in EUR have been or could have been or could be now or at any time in the future converted into US dollars at this or any other rate of exchange. The exchange rate used for the purpose of this disclosure is the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs by the Board of Governors of the Federal Reserve Bank of New York on Tuesday, May 31, 2011 which was EUR 0.6956 to USD 1.00 (EUR 0.7484 to USD 1.00 on December 31, 2010).

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

        Principles of consolidation—The consolidated financial statements of the Group include the accounts of the Bank and its direct and indirect subsidiaries, other than variable interest entities (VIEs), in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control, for entities in which the equity holders have substantive voting interests. The Group also consolidates VIEs where the Group is the primary beneficiary. Prior to January 1, 2010, the Group consolidated a VIE if it absorbed a majority of the VIE's expected losses, received a majority of the VIE's expected residual returns, or both. As of January 1, 2010, when the Group adopted ASU 2009-17, which amended the VIE consolidation guidance, the Group consolidates a VIE when it has both the power to direct the activities that most significantly impact the VIE's economic success and a right to receive benefits or absorb losses of the entity that could be potentially significant to the VIE. The effects of inter-company transactions and balances have been eliminated.

        Redeemable non-controlling interest—Non-controlling interests (NCI) that are subject to put options held by third parties are accounted for as redeemable equity instruments. Redeemable NCI is presented outside "Permanent equity" as "Temporary equity". Such redeemable NCI is measured initially at fair value and subsequently at the higher of the cumulative amount that would result from

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

applying the measurement guidance in ASC 810-10 or the redemption value, with any subsequent changes recognized immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. This adjustment is determined after the attribution of net income or loss of the subsidiary pursuant to ASC 810-10. Such changes are recognized directly in "Accumulated Surplus".

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

        Securities: Trading, Available-for-Sale (AFS), Held-to-Maturity (HTM), Money market investments—Debt securities are classified as trading, available-for-sale or held-to-maturity and equity securities are classified as trading or available-for-sale, based on management's intention on the date of purchase. Debt securities which management has the positive intent and ability to hold to maturity are classified as held-to-maturity and are reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of resale in the near term are classified as trading instruments and are stated at fair value with realized and unrealized gains and losses included in net trading profit or loss. All other debt and equity securities are classified as available for sale and carried at fair value with net unrealized gains and losses included in accumulated other comprehensive income / (loss) on a net of tax basis. Interest and dividends on securities, including amortization of premiums and accretion of discounts are included in interest income. An unrealized loss exists when the current fair value of an individual security is less than its amortized cost basis determined using the average cost method at the individual security level. Unrealized losses that are determined to be temporary in nature are recorded, net of tax, in accumulated other comprehensive income / (loss) for available-for-sale securities, while such losses related to held-to-maturity securities are not recorded, as these investments are carried at their amortized cost (less any other-than-temporary impairment).

        The Group conducts and documents periodic reviews of all securities with unrealized losses to evaluate whether an Other-than-Temporary-Impairment (OTTI) exists. Prior to January 1, 2009 the Group used FSP FAS 115-2 and FAS 124-2 (now ASC 320-10-35, Investments—Debt and Equity Securities: Subsequent Measurement) to assess whether other than temporary impairments occurred and accordingly, any unrealized loss identified as other than temporary in debt or equity securities was recorded directly in earnings based on the difference between the current fair value and its respective average cost of acquisition. As of January 1, 2009, the Group adopted ASC 320-10 and therefore, any credit-related impairment related to debt securities that the Group does not plan to sell and is not likely to be required to sell is recognized in earnings as unrealized losses, with the non-credit-related impairment retained in accumulated other comprehensive income / (loss). For other impaired debt securities, the entire impairment continues to be recognized in earnings as unrealized losses.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Factors considered in determining whether a loss is temporary include (a) the length of time for which fair value has been below cost; (b) the severity of the impairment; (c) the cause of the impairment and the financial condition and near-term prospects of the issuer; (d) activity in the market of the issuer which may indicate adverse credit conditions; and (e) the Group's ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.

        For investments in equity securities (including mutual fund units), the Group considers the various factors described above, including its intent and ability to hold the equity security for a period of time sufficient for recovery of cost. In general, a significant and prolonged unrealized loss is an OTTI unless significant and robust evidence to the contrary exists.

        When the Group lacks that intent or ability, the security's decline in fair value is deemed to be other than temporary and is recorded in earnings. Available-for-sale equity securities deemed to be other-than-temporarily impaired are written down to fair value, with the full difference between fair value and amortized cost recognized in earnings.

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

        Derivatives—All derivatives are recognized on the consolidated balance sheet at fair value, without taking into consideration the effects of legally enforceable master netting agreements that allow the Group to settle positive and negative positions and offset cash collateral held with the same counterparty on a net basis. Derivatives are recorded as derivative assets or liabilities. The Group's management exercises judgment in determining the fair value of financial assets and liabilities. For exchange-traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealer quotes, pricing models, discounted cash flow analysis or quoted prices for instruments with similar characteristics. Valuations of derivative assets and liabilities reflect the value of the instrument including the values associated with counterparty risk. These values must also take into account the Group's own credit standing, thus including in the valuation of the derivative instrument the value of the net credit differential between the counterparties to the derivative contract. The Group designates a derivative as held for trading or hedging purposes when it enters into a

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

derivative contract. The designation may subsequently change based upon management's reassessment or changing circumstances.

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

        As described in Note 14 the Group has elected fair value accounting for certain loans.

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

        The interest on these loans is accounted for on a cash-basis, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are reasonably assured of repayment within a reasonable time frame or when the loans are modified (see below).

        Modified loans and troubled debt restructurings—Loans whose terms are modified are considered to be troubled debt restructurings ("TDRs") if the modification was done due to borrower's financial difficulties and the Group has granted a concession to the borrower.

        Each loan that becomes modified accrues interest even if previously it was in non-accrual status, because upon the modification there is sufficient evidence that the loan will be repaid according to the new terms. Modifications that do not grant to the customer a concession are not considered as TDRs. TDRs are considered impaired and are separately evaluated for impairment, while modified loans that are not TDRs are considered as performing unless they meet the definition of non-performing under the restructured terms.

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

        The Group performs periodic and systematic detailed reviews of its lending portfolios to identify inherent risks and to assess the overall collectability of those portfolios. Specifically, our methodology has three primary components, specific allowances, coefficient analysis and homogeneous analysis.

        Specific allowance:    For individually significant commercial loans, specific allowances are recorded, based on historical loss experience, current economic conditions and performance trends within specific industry sectors, payment history, cash flow analysis, collateral value and any other pertinent information. Future expected cash flows take into consideration the customer's risk profile, historical information for similar customers as well as an estimate of the impact of current economic conditions and negative credit trends existing at the time of the assessment. These estimates are management's best estimates regarding the probable impact of the current economic environment on credit losses. If necessary, an allowance for loan losses is established for loans subject to specific allowance. Loss is measured as the difference between the loan's carrying amount and the present value of estimated future cash flows expected to be received.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Coefficient analysis:    Non-significant commercial loans are subject to coefficient analysis. A coefficient analysis is performed on commercial loans, for which no specific allowance is calculated, as described above and the related allowance is calculated using internal credit ratings and loss rates. Individual loans are grouped into 22 risk categories based on common characteristics such as industry, payment history (including delinquency), collateral values and other factors. The rating of each individual corporate customer is re-assessed at least once a year (and more frequently if necessary) and its rating may change based on the customer's financial position and prospects, qualitative criteria and current market conditions. Allowance percentages, or coefficients, based on historic loss rates among these groupings are then applied to determine the allowance for loan losses to be recorded. Our coefficient analysis for the commercial portfolio uses historical data to estimate the default rate assigned to each credit rating. Our rating model was first validated in 2005 by an internationally recognized and independent advisor, and optimized for use in Greece. Since then, it is monitored regularly and its predictive ability is back-tested on an annual basis by our Group Risk Management Division following the Basel II guidelines on monitoring of rating models. The back testing has shown that the predictive ability of the model is strong, so no change in criteria and weights was necessary. Loss rates are estimated at least annually as at the reporting date.

        Homogeneous analysis:    The allowance on certain homogeneous loan portfolios, which generally consist of mortgage loans, credit cards and other consumer loans in the consumer loans portfolio segment, is based on aggregated portfolios of homogeneous loans' evaluations, generally by loan type, products or channel of distribution.

        Loss forecast models are utilized for portfolios of homogeneous loans which consider a variety of factors including, but not limited to, historical loss experience, anticipated defaults or foreclosures based on portfolio trends, delinquencies and credit scores, and expected loss factors by loan type. In addition, in calculating our homogeneous allowances for loan losses we consider the current economic conditions and trends and changes in lending policies and procedures (see Note 14).

        The periods analyzed for the estimation of the loss rates take into consideration the long recovery periods historically observed in Greece, and was six years for credit cards and consumer loans and twelve years for mortgage loans. These longer recovery periods follow from the Greek legislation and judicial system, as well as business practices.

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

        Subject to compliance with tax laws in each jurisdiction, a loan, which is deemed to be uncollectible or forgiven, is written off against the related provision for loans impairment. Subsequent recoveries are credited to provision for loan losses in the Income statement.

        Under Greek regulations, loans cannot be written off until legal remedies for recovery, which can be a very lengthy process, have been exhausted. Historical loss amounts include both amounts actually

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

written off and amounts that are expected to be written off, but for which not all legal remedies for recovery have been fully exhausted.

        In addition to the allowance for loan losses, the Group also estimates probable losses related to unfunded commitments, such as commercial letters of credit, standby letters of credit and financial guarantees written. The allowance is estimated using the methodology applied to commercial loans.

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

        Transfers between levels are recognized at the end of the reporting period.

        Transfers into or out of Level 3 are made if the inputs used in the financial models measuring the fair values of the assets and liabilities become unobservable or observable respectively, in the current marketplace.

        Goodwill, software and other intangibles—Net assets of companies acquired in purchase transactions are recorded at fair value at the date of the acquisition. As such, the historical cost basis of individual

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

assets and liabilities are adjusted to reflect their fair value. Following the adoption of SFAS 160 (now codified in ASC 810-10) "Non-controlling Interests in Consolidated Financial Statements-an amendment of ARB No.51" the Group accounts for changes in an ownership interest in a subsidiary that does not result in deconsolidation as equity transaction if it retains its controlling financial interest in the subsidiary. Identified intangibles are amortized on a straight-line basis over the period benefited. Goodwill is not amortized, but is reviewed at the reporting unit level for potential impairment at least on an annual basis at the end of the reporting period, or if events or circumstances indicate a potential impairment, more frequently. The impairment test is performed in two phases. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. Intangible assets subject to amortization are evaluated for impairment if events and circumstances indicate a possible impairment. Intangible assets that are not subject to amortization are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired. Intangible assets are amortized using an estimated range of anticipated lives, which are 3 to 12 years for software and 6 to 11 years for intangibles arising on acquisitions such as customer relationships and core deposits. Trade names have indefinite useful lives.

        Premises and equipment—Premises and equipment, including buildings are stated at cost less accumulated depreciation, except for land, which is stated at cost. Depreciation is provided on a straight-line depreciation basis over the estimated useful lives of individual assets and classes of assets. Maintenance, repairs and minor alterations are expensed as incurred.

        Long-lived assets that are held, including those that are to be disposed of, are evaluated periodically for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is evaluated by determining if the difference between the expected undiscounted future cash flows of a long-lived asset is lower than its carrying value. If not recoverable, the Group recognizes an impairment loss for the difference between the carrying amount and the estimated fair value of the asset. The impairment loss, if any, is reflected in non-interest expense.

        Special purpose financing entities—The Group is involved with special-purpose entities (SPEs) in the normal course of business. The primary uses of SPEs are to obtain sources of liquidity for the Group. The Group is also involved in SPEs used for the securitization of certain loans as discussed below. SPEs used by the Company are accounted for as VIEs.

        VIEs are entities defined in ASC 810 "Consolidation" as entities which either have a total equity investment at risk that is insufficient to permit the entity to finance its activities without additional subordinated financial support or whose equity investors lack the characteristics of a controlling financial interest (i.e., ability to make significant decisions through voting rights, right to receive the expected residual returns of the entity, and obligation to absorb the expected losses of the entity). Investors that finance the VIE through debt or equity interests, or other counterparties that provide other forms of support, such as guarantees, or subordinated fee arrangements, are variable interest holders in the entity. Prior to January 1, 2010, the variable interest holder, if any, that would absorb a

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both, was deemed to be the primary beneficiary and consolidated the VIE.

        In accordance with the new guidance on consolidation of VIEs effective January 1, 2010, the Group is deemed to have a controlling financial interest and is the primary beneficiary of a VIE if it has both the power to direct the activities that most significantly impact the VIE's economic success and a right to receive benefits or absorb losses of the entity that could be potentially significant to the VIE.

        The new guidance also requires companies to continually reassess whether they are the primary beneficiary of a VIE.

        For additional information on other special purpose financing entities, see Note 14.

        Securitization—The Group securitizes, sells and services interests in residential mortgage loans, credit cards, consumer and commercial loans. In general the loans are sold to SPEs, which issue securities collateralized with these assets. The accounting for these activities is governed by ASC 860 "Transfers and Servicing". Prior to January 1, 2010, a transfer of financial assets (of all or a portion of the financial asset) in which the Group surrendered control over those financial assets was accounted for as a sale to the extent that consideration, other than beneficial interests in the transferred assets was received in exchange. If a securitization did not meet the criteria for a sale as described above, the Group continued recognizing the loans because the SPEs were consolidated and the Bank held the total of the securities issued. To the extent that the Bank sold these securities to third party investors, the transferred assets might qualify for derecognition in full or in part. Gains or losses on securitizations, which met the criteria for a sale, were based on the carrying amount of the financial assets derecognized and the retained interest, based on their relative fair values at the date of the transfer.

        With the adoption on January 1, 2010 of the modifications that ASU 2009-16 introduced to ASC 860, the concept of Qualifying Special Purpose Entities ("QSPEs") no longer exists and additional criteria must be used to evaluate transfers of financial assets. When a financial asset is transferred, the Group assesses whether the transferor and its consolidated affiliates have surrendered control over the transferred financial assets, determining first whether the transferee should be consolidated. A transfer of an entire financial asset, or a portion of a financial asset that meets the definition of a participating interest, in which the Group has surrendered control over those financial assets shall be accounted for as a sale if and only if all of the following conditions are met:

  (a)
  the transferred financial assets have been isolated from the Group—put presumptively beyond the reach of the Group and its creditors, even in bankruptcy or other receivership;

  (b)
  each transferee has the right to pledge or exchange the assets it received, and no condition both constrains the transferee from taking advantage of its rights to pledge or exchange and provided more than a trivial benefit to the Group; and

  (c)
  the Group does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the Group to repurchase or redeem them before their maturity, (2) the ability to unilaterally cause the holder to return specific assets other than through a cleanup call or (3) an agreement that permits the transferee to require the Group to repurchase the transferred financial assets at a price that is so favorable to the transferee that it is probable that the transferee will require the Group to repurchase them.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        For transfers of financial assets recorded as sales, the Group recognizes and initially measures at fair value all assets obtained (including beneficial interests) and liabilities incurred. The Group recognizes a gain or loss in net trading profit/(loss) for the difference between the carrying amount and the fair value of the assets sold.

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

        Recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences, such as tax operating loss carry forward and tax credits, will be realized, based on all available evidence. A valuation allowance is recorded to reduce the amount of the deferred tax assets to that amount that is at least more likely than not to be realized. In making such determination, the Group considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial results. In the event the Group was to determine that it would be able to realize its deferred income tax assets in the future in excess of their net recorded amount, it would make an adjustment to the valuation allowance which would reduce the provision for income taxes.

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

        Dividend policy—The Bank, on the basis of its statutory financial statements prepared in accordance with IFRS as endorsed by the EU, pays dividends out of:

  •
  distributable profits for the year (i.e. profits net of: a) tax; b) losses carried forward; and c) prior year tax audit differences); and

  •
  retained earnings, special reserves or ordinary reserves to the extent they exceed the amount required to be maintained by law.

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

        In accordance with Law 3965/2011, for 2010, banks participating in the plan are allowed to distribute dividends only in the form of shares, however, these cannot be treasury shares.

        Normally, dividends are declared and paid in the year subsequent to the reporting period. For 2010, the Group recorded no liability relating to mandatory minimum dividend payment, in accordance with article 39 of Law 3844/2010, article 28 of Greek Law 3756/2009 and decision 20708/B/1175/23.4.2009 of the Minister of Economy and Finance, as discussed above.

        Resale and repurchase agreements—The Group enters into securities purchases under agreements to resell (resale agreements) and securities sales under agreements to repurchase (repurchase agreements) of substantially identical securities. Resale agreements and repurchase agreements are accounted for as secured lending and secured borrowing transactions, respectively.

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

        Accumulated other comprehensive income / (loss) (Accumulated OCI)—The Group records unrealized gains and losses on AFS Securities, unrecognized actuarial gains and losses, transition obligation and prior service costs on Pension and Postretirement plans and foreign currency translation adjustments in Accumulated OCI, net of tax. Gains and losses on AFS Securities are reclassified to Net income / (loss) as the gains or losses are realized upon sale of the securities. Other-than-temporary impairment charges are reclassified to Net income / (loss) at the time of the charge. Translation gains or losses on

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

foreign currency translation adjustments are reclassified to Net income / (loss) upon the substantial sale or liquidation of investments in foreign operations.

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

        Adjustments to the carrying amount of redeemable non-controlling interest in the form of a common stock instrument with a fair value redemption feature do not impact earnings per share.

        For the purpose of the earnings per share calculations, shares owned by entities within the Group are not included in the calculations of the denominators.

        Use of estimates—The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by management are discussed in the notes as applicable.

Recently issued accounting pronouncements

        In June 2011, FASB issued ASU 2011-05, "Presentation of Comprehensive Income". These amendments eliminate the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. In addition, they require consecutive presentation of the statement of net income and other comprehensive income and require to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. These amendments are effective prospectively for the Group's consolidated financial statements for the year beginning January 1, 2012 and is not expected to have a significant impact on the consolidated statements of income and consolidated balance sheets.

        In May 2011, FASB issued ASU 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs". These amendments result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the amendments in this ASU do not result in a change in the application of the requirements in Topic 820. Some of the amendments clarify the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. These amendments are effective prospectively for the Group's consolidated financial statements for the year beginning

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

January 1, 2012. The Group is currently assessing the potential impact from the adoption of this ASU on the consolidated statements of income and consolidated balance sheets.

        In April 2011, FASB issued ASU 2011-03, "Reconsideration of Effective Control for Repurchase Agreements". The ASU removes from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee. The ASU does not change the other criteria in ASC 860. Accordingly, a transferor in a repo transaction is deemed to have effective control if the following conditions are met: (1) the financial assets to be repurchased or redeemed are the same or substantially the same as those transferred; (2) the agreement is to repurchase or redeem them before maturity, at a fixed or determinable price; and (3) the agreement is entered into contemporaneously with, or in contemplation of, the transfer. The guidance is effective prospectively for transactions, or modification of existing transactions, of the Group that occur on or after January 1, 2012, and is not expected to have an impact on the consolidated statements of income and consolidated balance sheets.

        In April 2011, FASB issued ASU 2011-02, "A Creditor's Determination of whether a Restructuring Is a Troubled Debt Restructuring", to help creditors in determining whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring. The new guidance requires for creditors to evaluate modifications and restructurings of receivables using a more principles-based approach, which may result in more modifications and restructurings being considered troubled debt restructurings. In addition, the amendments to Topic 310 clarify that a creditor is precluded from using the effective interest rate test in the debtor's guidance on restructuring of payables when evaluating whether a restructuring constitutes a troubled debt restructuring. These amendments are effective for the Group's consolidated financial statements for the year beginning January 1, 2012. The Group is currently assessing the potential impact from the adoption of this ASU on the consolidated statements of income and consolidated balance sheets.

        In December 2010, the FASB issued ASU 2010-29, "Disclosure of Supplementary Pro Forma Information for Business Combinations". The amendments in this ASU specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments affect any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. These amendments are effective for the Group's consolidated financial statements for the year ending December 31, 2011 and will impact the Group's disclosures in case of new business combinations.

        In December 2010, the FASB issued ASU 2010-28 "When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts". The amendments in this ASU modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. These amendments are effective for the Group's consolidated financial statements for the year ending December 31, 2011. The impact from the adoption of this guidance is not expected to be material.

        In October 2010, the FASB issued ASU 2010-26 "Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts". The amendments in this ASU specify that certain costs incurred in the successful acquisition of new and renewal contracts should be capitalized. Those costs include incremental direct costs of contract acquisition that result directly from and are essential to the contract transaction(s) and would not have been incurred by the insurance entity had the contract transaction(s) not occurred. Additionally, advertising costs are only to be capitalized as deferred acquisition costs if the capitalization criteria for direct-response advertising in Subtopic 340-20 are met. All other acquisition-related costs—including costs incurred by the insurer for soliciting potential customers, market research, training, administration, unsuccessful acquisition or renewal efforts, and product development—should be charged to expense as incurred. Administrative costs, rent, depreciation, occupancy, equipment, and all other general overhead costs are considered indirect costs and should also be charged to expense as incurred. These amendments are effective for the Group's consolidated financial statements for the year ending December 31, 2012. The Group is currently assessing the potential impact from the adoption of this ASU on the consolidated statements of income and consolidated balance sheets.

        In July 2010, the FASB issued ASU 2010-20, "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses". This ASU amends Topic 310 to improve the disclosures that an entity provides about the credit quality of its financing receivables and the related allowance for credit losses. As a result of these amendments, an entity is required to disaggregate by portfolio segment or class certain existing disclosures and provide certain new disclosures about its financing receivables and related allowance for credit losses. The new disclosures were effective for the Group's consolidated financial statements for the year ended December 31, 2010, except for the disclosures regarding activity that occurs during a reporting period, which will be effective for the Group's consolidated financial statements for the year ending December 31, 2011 and the disclosures regarding Troubled Debt Restructurings, which will be effective for the Group's consolidated financial statements for the year ending December 31, 2012. The additional disclosures required are included in Note 14.

        In April 2010, the FASB issued ASU 2010-18, "Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset". This ASU clarifies that modifications of loans that are accounted for within a pool under Subtopic 310-30, which provides guidance on accounting for acquired loans that have evidence of credit deterioration upon acquisition, do not result in the removal of those loans from the pool even if the modification would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. The amendments do not affect the accounting for loans under the scope of Subtopic 310-30 that are not accounted for within pools. Loans accounted for individually under Subtopic 310-30 continue to be subject to the troubled debt restructuring accounting provisions within Subtopic 310-40. This guidance was effective for the Group's consolidated financial statements for the year ended December 31, 2010 and did not have an impact on the consolidated statements of income and consolidated balance sheets.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In April 2010, the FASB issued ASU 2010-15, "How Investments Held through Separate Accounts Affect an Insurer's Consolidation Analysis of Those Investments". This ASU clarifies that an insurance entity should not consider any separate account interests held for the benefit of policy holders in an investment to be the insurer's interests and should not combine those interests with its general account interest in the same investment when assessing the investment for consolidation, unless the separate account interests are held for the benefit of a related party policy holder as defined in the Variable Interest Entities Subsections of Subtopic 810-10 and those Subsections require the consideration of related parties. This ASU also amends Subtopic 944-80 to clarify that for the purpose of evaluating whether the retention of specialized accounting for investments in consolidation is appropriate, a separate account arrangement should be considered a subsidiary. The amendments do not require an insurer to consolidate an investment in which a separate account holds a controlling financial interest if the investment is not or would not be consolidated in the standalone financial statements of the separate account. The amendments also provide guidance on how an insurer should consolidate an investment fund in situations in which the insurer concludes that consolidation is required. These amendments are effective for the Group's consolidated financial statements for the year ending December 31, 2011. The impact from the adoption of this guidance is not expected to be material.

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

        In January 2010, the FASB issued ASU 2010-06 "Improving Disclosures about Fair Value Measurement". This ASU amends 820 "Fair Value Measurements and Disclosures" to require new disclosures regarding transfers in and out of Levels 1 and 2 and to present separately information about purchases, sales, issuances and settlements (gross basis rather than net) in the Level 3 reconciliation. This ASU also provides clarifications on existing disclosures regarding the level of disaggregation of fair value information presented and the inputs and valuation techniques used for both Levels 2 and 3. The new disclosures and clarifications of existing disclosures were effective for the Group's consolidated financial statements for the year ended December 31, 2010, except for the disclosures regarding Level 3 purchases, sales, issuances and settlements in the roll-forward activity for fair value measurements, which will be effective for the Group's consolidated financial statements for the year ending December 31, 2011. The additional disclosures required are included in Note 37.

        In August 2009, the FASB issued ASU 2009-05, "Measuring Liabilities at Fair Value". This ASU clarifies that the quoted price for an identical liability, when traded as an asset in an active market, is also a Level 1 measurement for that liability when no adjustment to the quoted price is required. It also clarifies what valuation techniques may be used when a quoted price in an active market for an identical liability is not available. This guidance was effective for the Group's consolidated financial statements for the year ended December 31, 2010 and did not have an impact on the consolidated statements of income and consolidated balance sheets.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)" (now codified in ASC 810, "Consolidation"). This guidance changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of the other entity that most significantly impact the other entity's economic performance. This guidance requires additional disclosures about the involvement with variable interest entities and any significant changes in risk exposure due to that involvement. A reporting entity will be required to disclose how its involvement with a variable interest entity affects the reporting entity's financial statements. This guidance was effective for the Group's consolidated financial statements for the year ended December 31, 2010 and did not have an impact on the consolidated statements of income and consolidated balance sheets.

        In June 2009, the FASB issued SFAS No. 166, "Accounting for Transfers of Financial Assets" (now codified in ASC 860, "Transfers and Servicing"). This guidance requires more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a "qualifying special-purpose entity", changes the requirements for derecognizing financial assets, and requires additional disclosures. This guidance was effective for the Group's consolidated financial statements for the year ended December 31, 2010 and did not have an impact on the consolidated statements of income and consolidated balance sheets.

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED

  (a)
  During December 2010, Finans Invest acquired from the market 5.11% of Finans Finansal Kiralama A.S. (Finans Leasing), a subsidiary company, listed in Istanbul Stock Exchange, with a cost of TL 20.5 million. On August 13, 2010, the Bank increased its shareholding in Finans Leasing, through a public offer. The Bank acquired 27.3% of the share capital for EUR 42.3 million (TL 81.7 million). After these acquisitions the NBG Group owns 90.89% of Finans Leasing;

  (b)
  in April 2010, Finansbank disposed of 10.73% of its participation in Finans Yatirim Ortakligi A.S. (Finans Investment Trust) for TL 2.7 million. After this transaction the Group owns 71.93% of the entity;

  (c)
  on November 16, 2010, NBG International Inc. (NY) was liquidated;

  (d)
  on November 4, 2010, following the Finansbank's Board of Directors decision of August 2, 2010, the share capital of the Finansbank was increased by TL 551.3 million (TL 547.1 million in cash and TL 4.1 million by capitalization of reserves). The cash contribution by the Group amounted to TL 518.7 million and was covered by the proceeds from repayment by Finansbank of subordinated debt amounting to TL 495.8 million (USD 325 million) and cash payments by the reinvestment of the dividend received of TL 22.9 million;

  (e)
  on September 3, 2010, Banca Romaneasca S.A. established NBG Factoring Romania IFN S.A. Banca Romaneasca S.A. owns 99% and NBG Leasing IFN S.A. owns 1% of the new company;

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED (Continued)

  (f)
  on August 17, 2010, the Bank acquired 21.6% of Stopanska Banka AD—Skopje, from European Bank for Reconstruction and Development (EBRD) and from International Finance Corporation (IFC) possessing 10.8% shareholding each, through put and call arrangements as provided for in the 2001 shareholders agreement, between the Bank and EBRD and IFC, for the acquisition of Stopanska Banka AD-Skopje. The total consideration paid amounted to EUR 35.2 million;

  (g)
  on May 19, 2010, Eterika Plc was liquidated. Eterika Plc was a Variable Interest Entity established in the UK for the purposes of corporate loans securitization, in which the Bank had a beneficial interest and was consolidated since July 31, 2008;

  (h)
  on October 16, 2009, UBB established UBB Factoring EOOD, a wholly owned subsidiary of UBB;

  (i)
  on October 14, 2009, the Bank partially participated in the share capital increase of its associate Larco S.A. The Bank's contribution amounted to EUR 20.5 million and after the completion of the share capital increase, the Bank's participation was reduced from 36.43% to 33.36%;

  (j)
  on September 15, 2009, the Group disposed of its investment in Phosphoric Fertilizers Industry S.A. for a consideration of EUR 18.9 million, of which EUR 2.6 million has been deposited in an escrow account up to September 15, 2011, to set off contingent liabilities. Up to December 31, 2010, no contingent liability had arisen. The loss on sale for the Group was EUR 10 million;

  (k)
  in September 2009 the Bank established NBG Pangaea, a newly formed Real Estate Investment Company wholly owned by the Bank. NBG contributed to NBG Pangaea 241 properties, in lieu of cash for share capital. The net book value of these properties as at December 31, 2009 was EUR 164.8 million;

  (l)
  on July 31, 2009, the Bank and TOMI S.A. of ELLAKTOR Group entered into a private agreement to acquire joint control of AKTOR FM, through the Bank's acquisition of a non-controlling interest in AKTOR FM. On January 18, 2010, the Bank acquired 53,846 new ordinary registered shares at their nominal value of EUR 3.0 per share, paying a consideration of EUR 161.5 thousand each in cash and currently owns 35% of the share capital;

  (m)
  in June 2009, the Bank participated in the one-for-one share capital increase in the Hellenic Postal Savings Bank (PSB), thus acquiring 9,420,000 new shares in PSB. Furthermore, during 2009 the Bank acquired additional 200,000 shares, via the ATHEX, raising its total shareholding to 6.69%;

  (n)
  on June 8, 2009, Finansbank established Finans Faktoring Hizmetleri A.S., (Finans Factoring) a wholly owned subsidiary;

  (o)
  on May 19, 2009, the Bank established Ethniki Factors S.A., a wholly owned subsidiary;

  (p)
  since March 2009, the Bank consolidates Titlos Plc, a Special Purpose Entity established in the UK, for the purpose of the securitization of Greek State loans and receivables, in which the Bank has a beneficial interest;

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED (Continued)

  (q)
  on May 30, 2008 Banca Romaneasca increased its share capital and the Bank contributed the amount of EUR 41.2 million. Furthermore, on December 22, 2008 Banca Romaneasca increased its share capital and the Bank contributed the amount of EUR 41.6 million;

  (r)
  on December 23, 2008 the Bank disposed of its 20.23% associate, Hellenic Countryside S.A. The total consideration amounted to EUR 3.5 million;

  (s)
  on December 16, 2008 Ethniki Hellenic General Insurance S.A ("EH") increased its share capital and the Bank contributed the amount of EUR 137.5 million;

  (t)
  since December 12, 2008 the Bank consolidates Revolver APC Limited and Revolver 2008-1 PLC, Variable Interest Entities established in the UK for the purposes of consumer and credit card loan securitization, in which the Bank has a beneficial interest;

  (u)
  on November 25, 2008 following the decision of General Meeting of the Shareholders of Astir Palace Vouliagmenis S.A. for its share capital increase, the Bank, as the main shareholder, contributed the amount of EUR 99.6 million;

  (v)
  on September 30, 2008 the Bank contributed to the share capital increase of CPT Investments Ltd the amount of EUR 311.2 million;

  (w)
  on August 19, 2008 the Bank accepted the proposal of Fiba Holdings A.S. (the "Sellers") to acquire the remaining shares of Finansbank held by the Sellers (9.68%), as provided for in the shareholders agreement between the Bank and the Sellers. The exercise price was determined in accordance with the agreement and amounted to EUR 487.4 million (USD 697 million) (see Note 15). On September 26, 2008, NBG Finance (Dollar) Plc, a wholly owned subsidiary, acquired the above shares from Fiba Holdings A.S. After this transaction the total shareholding in Finansbank amounts to 94.79%;

  (x)
  on July 16, 2008 the Bank disposed of its 30% associate, Siemens Enterprise Communications S.A. The total consideration agreed, amounted to EUR 11.4 million;

  (y)
  on March 18, 2008, NBGI Private Equity Ltd established NBGI Private Equity S.A.S., a wholly owned subsidiary located in France;

  (z)
  in February 2008 the Bank established two wholly owned subsidiaries, NBG Finance (Dollar) Plc and NBG Finance (Sterling) Plc; and

  (aa)
  on January 3, 2008, the General Meetings of the Shareholders of Vojvodjanska Banka and NBG A.D. Beograd approved the merger of the two banks through the absorption of the latter by the former. The merger was approved by the Central Bank of Serbia on February 5, 2008 and was completed on February 14, 2008.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5:    CASH AND DUE FROM BANKS

        Cash and due from banks at December 31, comprised:

	2009	2010
	(EUR in thousands)
Current accounts with banks	132,228	183,738
Cash and similar items	948,817	992,265
Current account with central bank	342,293	254,114
Other	7,043	6,040

Total	1,430,381	1,436,157

        The Bank and the other banks of the Group are required to maintain a current account with the respective central banks of their countries, to facilitate interbank transactions with the central banks, its member banks and other financial institutions through the Trans-European Automated Real-Time Gross Settlement Express Transfer system (TARGET).

NOTE 6:    DEPOSITS WITH CENTRAL BANK

        The central bank is the primary regulator of depository institutions in Greece. The central bank requires all banks established in Greece to maintain deposits equal to 2% of total customer deposits as these are defined by the European Central Bank ("ECB"). Similar requirements apply to the other banking subsidiaries of the Group. The Bank's deposits bear interest at the refinancing rate as set by the ECB (1% at December 31, 2010) while the corresponding deposits of Finansbank, UBB and certain other subsidiaries are non-interest bearing.

NOTE 7:    SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

        The Group enters into purchases of securities under agreements to resell substantially identical securities. These agreements are classified as lending arrangements. Agreements with third parties specify the Group's rights to request collateral, based on its monitoring of the fair value of the underlying securities on a daily basis. Securities accepted as collateral may be sold or re-pledged. The Group has sold or re-pledged as at December 31, 2009 and 2010, EUR 511,120 thousand and EUR 98,500 thousand, respectively, of the securities accepted as collateral.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8:    INTEREST BEARING DEPOSITS WITH BANKS

        Interest bearing deposits with banks at December 31, comprised:

	2009	2010
	(EUR in thousands)
Placements in EUR	2,196,035	5,894,673
Placements in other currencies	881,918	504,094

Total	3,077,953	6,398,767

Maturity analysis:
Up to 3 months	2,717,476	6,179,752
From 3 months to 1 year	175,922	44,742
Over 1 year	184,555	174,273

Total	3,077,953	6,398,767

NOTE 9:    MONEY MARKET INVESTMENTS

        Money market investments at December 31, comprised:

	2009	2010
	(EUR in thousands)
Greek treasury bills	893,471	934,552
Foreign treasury bills	286,634	192,917
Other	59,762	52,805

Total	1,239,867	1,180,274

        Money market investments include financial assets that for measurement purposes are classified as trading, available-for-sale and held to maturity securities of EUR 897 million, EUR 343 million and nil respectively as at December 31, 2009 and EUR 948 million, EUR 218 million and EUR 14 million respectively as at December 31, 2010. The unrealized losses relating to the money market investments classified as AFS and held to maturity are insignificant.

        Money market investments include Greek treasury bills that are pledged as collateral of EUR 829 million and EUR 554 million as at December 31, 2009 and 2010, respectively. In the previous year's filing, the amount relating to 2009 was inadvertently reported as part of trading assets pledged as collateral, although the securities were included in money market investments on the balance sheet.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10:    TRADING ASSETS

        Fair value of debt and equity assets held for trading purposes at December 31, comprised:

	2009	2010
	(EUR in thousands)
Greek government bonds	2,070,858	4,964
Debt securities issued by other governments and public sector entities	194,986	177,333
Debt securities issued by Greek financial institutions	175,933	29,620
Debt securities issued by foreign financial institutions	344,022	398,845
Corporate debt securities issued by Greek companies	160,340	16,956
Corporate debt securities issued by foreign companies	165,649	110,448
Equity securities issued by Greek companies	29,692	6,082
Equity securities issued by foreign companies	7,682	10,272
Mutual fund units	18,578	19,854

Total	3,167,740	774,374

        Net unrealized losses on trading assets (debt and equity) of EUR 38,821 thousand EUR 74,990 thousand, and EUR 71,670 thousand were included in earnings during 2008, 2009 and 2010, respectively.

        During 2010, the Group, in accordance with its policy regarding transfers of investments between categories (see Note 3), and due to the current crisis in the Greek bond markets, transferred certain trading securities with fair value at the date of the reclassification of EUR 1,357.0 million to available-for-sale securities and EUR 290.8 million to held-to-maturity securities.

        Trading assets include securities that are pledged as collateral of EUR 934 million and EUR 419 million as at December 31, 2009 and 2010, respectively. In the previous year's filing, the amount of trading assets pledged as collateral relating to 2009 inadvertently included an amount of EUR 829 million relating to Greek treasury bills that were included in money market investments on the balance sheet. This year, this amount is correctly presented as money market investments pledged as collateral (see Note 9).

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

Fair value of derivative instruments reported in the balance sheet

        The following tables present the contract or notional amounts and the fair value amounts (which represent the maximum exposure to credit risk) at December 31, 2009 and 2010 of the Group's derivative asset and liability positions held for trading and economic hedging purposes. These derivative

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    DERIVATIVES (Continued)

positions are primarily executed in the over-the-counter market. The credit risk amounts presented below do not consider the value of any collateral held.

Derivative Assets(1)

	2009		2010
	Contract/ Notional amount	Fair Value	Contract/ Notional amount	Fair Value
	(EUR in thousands)		(EUR in thousands)
Cross currency interest rate swaps	2,168,376	131,049	3,454,366	188,836
Financial futures	3,229,732	39,842	3,335,302	3,252
Foreign exchange swaps	3,078,929	106,581	3,674,988	136,369
Forward rate agreements	24,367	629	70,070	1,334
Interest rate swaps	30,622,362	1,512,920	31,831,783	1,304,386
Options	3,855,720	72,789	3,418,324	87,725
Outright foreign exchange forwards	371,144	7,451	347,979	7,728
Commodity swaps and other	—	—	22,041	1,562

Total	43,350,630	1,871,261	46,154,853	1,731,192

Derivative Liabilities(1)

	2009		2010
	Contract/ Notional amount	Fair Value	Contract/ Notional amount	Fair Value
	(EUR in thousands)		(EUR in thousands)
Cross currency interest rate swaps	1,340,197	163,072	3,624,583	373,142
Financial futures	1,083,455	29,747	814,882	10,014
Foreign exchange swaps	2,371,779	23,136	2,288,243	87,889
Forward rate agreements	56,107	264	23,968	847
Interest rate swaps	25,675,742	1,068,706	22,577,707	1,207,035
Options	1,724,510	39,973	2,700,805	93,567
Outright foreign exchange forwards	554,782	5,115	406,583	12,934
Commodity swaps and other	—	—	22,571	1,923

Total	32,806,572	1,330,013	32,459,342	1,787,351

(1)
Includes both long and short derivative positions.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    DERIVATIVES (Continued)

Gains and losses on derivative instruments

        Gains and losses on derivative instruments are presented within Net trading loss in the Statement of Income and Comprehensive Income and for the year ended December 31, 2009 and 2010 are analyzed as follows:

	2009	2010
	Net gains/(losses)	Net gains/(losses)
	(EUR in thousands)	(EUR in thousands)
Interest rate swaps and cross currency interest rate swaps	(224,000)	(585,082)
Financial futures	(6,590)	(227,366)
Foreign exchange swaps	44,215	5,042
Forward rate agreements	15,059	(1,875)
Options	(852)	(127,263)
Outright foreign exchange forwards	4,473	(13,051)
Commodity swaps and other	—	5,453

Total	(167,695)	(944,142)

NOTE 12:    INVESTMENT SECURITIES

Available-for-sale securities

        The amortized cost of available-for-sale securities and their fair values at December 31, comprised:

	2009
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	(EUR in thousands)
Available-for-sale securities
Greek government bonds	9,945,165	20,264	(661,831)	9,303,598
Debt securities issued by other governments and public sector entities	3,195,125	64,961	(37,636)	3,222,450
Corporate debt securities issued by companies incorporated in Greece	924,228	4,159	(73,897)	854,490
Corporate debt securities issued by companies incorporated outside Greece	1,587,378	22,443	(92,964)	1,516,857
Equity securities issued by companies incorporated in Greece	221,689	957	(1,636)	221,010
Equity securities issued by companies incorporated outside Greece	44,542	6,030	(1,699)	48,873
Mutual Fund units	588,759	4,068	(19,409)	573,418

Total available-for-sale securities	16,506,886	122,882	(889,072)	15,740,696

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12:    INVESTMENT SECURITIES (Continued)

	2010
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	(EUR in thousands)
Available-for-sale securities
Greek government bonds	10,448,865	—	(3,020,542)	7,428,323
Debt securities issued by other governments and public sector entities	3,671,148	92,991	(3,433)	3,760,706
Corporate debt securities issued by companies incorporated in Greece	1,381,722	3	(272,516)	1,109,209
Corporate debt securities issued by companies incorporated outside Greece	1,414,465	66,649	(58,822)	1,422,292
Equity securities issued by companies incorporated in Greece	145,444	1,535	(483)	146,496
Equity securities issued by companies incorporated outside Greece	145,022	4,394	(2,918)	146,498
Mutual Fund units	510,566	6,296	(17,516)	499,346

Total available-for-sale securities	17,717,232	171,868	(3,376,230)	14,512,870

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12:    INVESTMENT SECURITIES (Continued)

        The following table presents the fair value and the associated unrealized losses of available-for-sale securities in an unrealized loss position as at December 31, 2009. The table also discloses whether these securities have had unrealized losses for periods less than 12 months or for 12 months or longer.

	2009
	Less than 12 months			12 months or longer			Total
	Fair Value		Unrealized Losses	Fair Value		Unrealized Losses	Fair Value		Unrealized Losses
	(EUR in thousands)
Available-for-sale securities
Greek government bonds	3,948,467	(1)	(269,737)	2,911,806	(2)	(392,094)	6,860,273	(3)	(661,831)
Debt securities issued by other governments and public sector entities	193,460	(1)	(1,170)	666,192	(2)	(36,466)	859,652	(3)	(37,636)
Corporate debt securities issued by companies incorporated in Greece	302,369	(1)	(25,307)	151,616	(2)	(48,590)	453,985	(3)	(73,897)
Corporate debt securities issued by companies incorporated outside Greece	170,609	(1)	(14,304)	473,102	(2)	(78,660)	643,711	(3)	(92,964)
Equity securities issued by companies incorporated in Greece	6,053		(1,099)	2,921		(537)	8,974		(1,636)
Equity securities issued by companies incorporated outside Greece	141		(16)	2,947		(1,683)	3,088		(1,699)
Mutual Fund units	84,952		(914)	199,163		(18,495)	284,115		(19,409)

Total available-for-sale securities	4,706,051	(1)	(312,547)	4,407,747	(2)	(576,525)	9,113,798	(3)	(889,072)

(1)
The fair value amounts relating to the debt securities in an unrealized loss position for less than 12 months have been restated by EUR 1,060 million, EUR 3 million, EUR 60 million, EUR 25 million and EUR 1,148 million, respectively.

(2)
The fair value amounts relating to the debt securities in an unrealized loss position for 12 months or longer have been restated by EUR 253 million, EUR 6 million, EUR 63 million, EUR 75 million and EUR 397 million, respectively.

(3)
The fair value amounts relating to the total debt securities in an unrealized loss position have been restated by EUR 1,313 million, EUR 9 million, EUR 124 million, EUR 100 million and EUR 1,545 million, respectively.

        These restatements were performed to correct an inadvertent error in the presentation of these amounts.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12:    INVESTMENT SECURITIES (Continued)

        The following table presents the fair value and the associated unrealized losses of available-for-sale securities in an unrealized loss position as at December 31, 2010. The table also discloses whether these securities have had unrealized losses for periods less than 12 months or for 12 months or longer.

	2010
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(EUR in thousands)
Available-for-sale securities
Greek government bonds	2,826,585	(718,432)	4,249,574	(2,302,110)	7,076,159	(3,020,542)
Debt securities issued by other governments and public sector entities	149,404	(2,966)	46,623	(467)	196,027	(3,433)
Corporate debt securities issued by companies incorporated in Greece	474,040	(30,253)	632,081	(242,263)	1,106,121	(272,516)
Corporate debt securities issued by companies incorporated outside Greece	112,656	(4,294)	417,257	(54,528)	529,913	(58,822)
Equity securities issued by companies incorporated in Greece	1,334	(453)	127	(30)	1,461	(483)
Equity securities issued by companies incorporated outside Greece	14,829	(2,040)	2,024	(878)	16,853	(2,918)
Mutual Fund units	248,259	(4,209)	131,327	(13,307)	379,586	(17,516)

Total available-for-sale securities	3,827,107	(762,647)	5,479,013	(2,613,583)	9,306,120	(3,376,230)

        The scheduled maturities of available-for-sale securities at December 31, 2010 were as follows:

	Available-for-Sale Securities
	Amortized Cost	Fair Value
	(EUR in thousands)
Due in one year or less	1,303,644	1,283,456
Due from one to five years	6,471,329	5,943,721
Due from five to ten years	4,905,568	3,820,202
Due after ten years	4,235,659	2,673,151

Total debt securities	16,916,200	13,720,530
Other non debt securities	801,032	792,340

Total	17,717,232	14,512,870

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12:    INVESTMENT SECURITIES (Continued)

        During 2010, the Group, in accordance with its policy regarding transfers of investments between categories (see Note 3), and due to the current crisis in the Greek bond markets, transferred certain trading securities with fair value at the date of the reclassification EUR 1,357.0 million to available-for-sale and certain available-for-sale securities with fair value at the date of the reclassification EUR 1,912.6 million into held-to-maturity because it now intends to hold these bonds until maturity.

        Available for sale securities include securities that are pledged as collateral of EUR 3,891 million and EUR 7,191 million as at December 31, 2009 and 2010, respectively.

        The following table presents the net gains / (losses) on available-for-sale securities for 2008, 2009 and 2010.

	2008	2009	2010
	(EUR in thousands)
Gross realized gains on sales of available for sale portfolio	31,331	398,149	198,281
Gross realized losses on sales of available for sale portfolio	(5,144)	(48,220)	(132,741)
Other-Than-Temporary-Impairment of available for sale debt securities	(4,165)	(151,474)	—
Other-Than-Temporary-Impairment of available for sale equity securities and mutual funds	(13,607)	(206,854)	(89,497)

Net gains/(losses) on sales of available for sale securities	8,415	(8,399)	(23,957)

Held-to-maturity securities

        The amortized cost of held-to-maturity securities and their approximate fair values at December 31, comprised:

	2010
	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized (Losses)	Fair Value
	(EUR in thousands)
Held-to-maturity securities
Greek government bonds	3,501,126	—	(991,075)	2,510,051
Debt securities issued by other governments and public sector entities	105,671	8,263	(2,161)	111,773
Corporate debt securities issued by companies incorporated outside Greece	5,000	—	—	5,000

Total held-to-maturity securities	3,611,797	8,263	(993,236)	2,626,824

        The following table presents the fair value and the associated unrealized losses of held-to-maturity securities in an unrealized loss position as at December 31, 2010. The table also discloses whether these securities have had unrealized losses for periods less than 12 months or for 12 months or longer.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12:    INVESTMENT SECURITIES (Continued)

        As at December 31, 2009, the carrying amount of the Group's held-to-maturity investment securities was EUR 99.6 million with total net unrealized gains of EUR 0.6 million.

	2010
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses
	(EUR in thousands)
Held to maturity securities
Greek government bonds	1,311,591	(285,573)	1,198,461	(705,502)	2,510,052	(991,075)
Debt securities issued by other governments and public sector entities	—	—	19,194	(2,161)	19,194	(2,161)

Total held to maturity securities	1,311,591	(285,573)	1,217,655	(707,663)	2,529,246	(993,236)

        The scheduled maturities of held-to-maturity securities at December 31, 2010 were as follows:

	Held-to-Maturity Securities
	Amortized Cost	Fair Value
	(EUR in thousands)
Due in one year or less	172,444	168,820
Due from one to five years	1,346,954	1,104,485
Due from five to ten years	1,946,552	1,228,937
Due after ten years	145,847	124,582

Total	3,611,797	2,626,824

        During 2010, the Group, in accordance with its policy regarding transfers of investments between categories (Note 3), and due to the current crisis in the Greek bond markets, transferred certain Greek government bonds from trading and available-for-sale into held-to-maturity because it now intends to hold these bonds until maturity. The fair value of these bonds at the date of transfer was EUR 2,203.3 million and became the new amortized cost at that date. The transfers did not affect the length of the period that these securities are in an unrealized loss position. Excluded from the unrecognized losses presented in the table above are EUR 171.0 million unrealized losses, which relate to the unamortized balance of the unrealized losses (before tax) that have been recorded in OCI prior to the reclassification. EUR 169.1 million of these losses relate to securities that have been in an unrealized loss position for 12 months or longer.

        Held to maturity securities include securities that are pledged as collateral of nil and EUR 1,729 million as at December 31, 2009 and 2010, respectively.

Other-Than-Temporary-Impairment

        The assessment for Other-Than-Temporary-Impairment ("OTTI") of available-for-sale and held-to-maturity debt securities and available-for-sale marketable equity securities and mutual fund units is based on a variety of factors, including the length of time and extent to which the market value

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12:    INVESTMENT SECURITIES (Continued)

has been less than cost, the financial condition of the issuer of the security, and our intent and ability to hold the security to recovery. In particular, regarding equity securities and mutual fund units, as part of our impairment analysis, we frequently update our expectations based on actual historical evidence that recovery has not yet occurred. Specifically, when unrealized losses persist, we obtain greater and more detailed objective evidence regarding the future earnings potential and the underlying business economics of the issuers and the share price trend.

        The vast majority of our unrealized losses in debt securities comprise of Greek government bonds, for which the bank is a market maker, and other debt instruments issued by Greek financial institutions. Except for debt securities that the Group intends to sell, the unrealized losses associated with the debt securities are not considered to be other than temporary because the Group neither intends nor expects it will be required to sell these debt securities before the recovery of their amortized cost basis, and the Group has determined that a credit loss does not exist in relation to these securities because it does not expect that they will default on any payment due. A key factor considered in this assessment was the existence of the IMF/eurozone Stabilization and Recovery Program for Greece, agreed in May 2010, which reduces the probability of default by the Hellenic Republic, and the existence of the Hellenic Republic bank support plan and the Financial Stability Fund that significantly reduce the likelihood of default of the Greek banks.

        During 2010 the Group recognized OTTI in relation to the majority of its equity securities and mutual fund units held with significant and prolonged unrealized losses. In particular, the Group recognized OTTI for all equity securities and mutual fund units for which an OTTI was recognized in previous years and as at December 31, 2010 were in an unrealized loss position. As at December 31, 2010, gross unrealized losses existing for twelve months or more for equity securities are not material and all mutual fund units with unrealized losses existing for twelve months or more were not considered impaired as the losses were not significant to the respective investments held.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    EQUITY METHOD INVESTMENTS

        The Group has investments that are accounted for using the equity method of accounting. The summarized financial information below represents an aggregation of the Group's non-subsidiary investees.

	2008	2009	2010
	(EUR in thousands)
Equity method investments	56,988	25,327	50,094
Revenue	696,986	258,841	127,630
Gross profit	19,186	(19,054)	40,056
Net earnings	(75,033)	(128,247)	12,510
Group's equity in net earnings	(20,664)	(18,550)	9,245
Dividends received by the Group	1,889	389	1,541
Balance Sheet data as at December 31
Current assets	383,812	177,876	79,766
Non-current assets	1,710,251	696,071	486,486
Current liabilities	357,550	235,615	28,696
Non-current liabilities	1,648,352	642,407	461,376
Net assets	88,161	(4,075)	76,180
Group's equity in net assets	24,800	23,136	47,695

        The increase in equity method investments during 2010 mainly relates to investments made by our private equity funds.

        On September 15, 2009, the Group disposed of its investment in Phosphoric Fertilizers Industry S.A. The total consideration agreed, amounted to EUR 18.9 million, EUR 2.6 million of which has been deposited in an escrow account up to September 15, 2011, to set off contingent liabilities. The loss realized upon disposal amounted to EUR 10.0 million.

        On July 10, 2009 the Bank disposed of half of its participation in Social Securities Funds Management S.A. reducing its participation from 40% to 20%. The consideration agreed, amounted to EUR 1.3 million. The gain realized upon disposal of 20% amounted to EUR 0.6 million.

        On July 16, 2008 the Bank disposed of its 30% associate, Siemens Enterprise Communications S.A. The total consideration agreed, amounted to EUR 11.4 million.

        On December 23, 2008 the Bank disposed of its 20.23% associate, Hellenic Countryside S.A. The total consideration agreed, amounted to EUR 3.5 million.

        The loss realized upon disposal of the above equity investments in 2008 amounted to EUR 3.1 million.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14:    LOANS AND ALLOWANCE FOR LOAN LOSSES

        Loans granted by the Group according to type of loan, which represents the Group's concentration of credit risk, at December 31, 2009 and 2010 comprised:

	2009			2010
	Greek residents	Foreign	Total	Greek residents	Foreign	Total
	(EUR in thousands)
Consumer:
Residential mortgages	19,411,436	3,841,014	23,252,450	19,544,275	4,725,702	24,269,977
Credit card	1,913,804	2,403,912	4,317,716	1,773,156	3,503,593	5,276,749
Auto financing	433,563	263,254	696,817	405,734	205,996	611,730
Other consumer	4,890,722	2,680,275	7,570,997	4,852,444	3,084,471	7,936,915

Total consumer	26,649,525	9,188,455	35,837,980	26,575,609	11,519,762	38,095,371

Commercial:
Industry and mining	3,471,756	2,653,578	6,125,334	3,675,468	2,974,037	6,649,505
Small scale industry	2,066,500	1,663,914	3,730,414	2,090,239	1,449,556	3,539,795
Trade	8,280,514	3,412,668	11,693,182	7,788,532	3,784,789	11,573,321
Construction	1,252,555	1,461,677	2,714,232	1,226,936	1,597,771	2,824,707
Tourism	493,206	335,369	828,575	484,394	396,622	881,016
Shipping and transportation	1,876,137	676,727	2,552,864	2,152,631	780,670	2,933,301
Commercial mortgages	925,085	613,213	1,538,298	880,697	700,715	1,581,412
Public sector	8,522,357	383,686	8,906,043	8,860,862	392,521	9,253,383
Other	421,479	1,697,936	2,119,415	247,319	1,707,828	1,955,147

Total commercial	27,309,589	12,898,768	40,208,357	27,407,078	13,784,509	41,191,587

Total loans	53,959,114	22,087,223	76,046,337	53,982,687	25,304,271	79,286,958
Unearned income	(28,711)	(183,722)	(212,433)	(58,824)	(189,694)	(248,518)

Loans, net of unearned income	53,930,403	21,903,501	75,833,904	53,923,863	25,114,577	79,038,440
Less: Allowance for loan losses	(1,325,085)	(740,093)	(2,065,178)	(2,122,803)	(1,052,602)	(3,175,405)

Total Net Loans	52,605,318	21,163,408	73,768,726	51,801,060	24,061,975	75,863,035

        Included in the above tables for 2009 and 2010 are loans that are economically hedged for interest rate risk, for which the Group elected the fair value option. The fair value and outstanding principal balance of these loans at December 31, 2010 was EUR 559,107 thousand and EUR 517,210 thousand respectively (EUR 846,588 thousand and EUR 797,143 thousand respectively at December 31, 2009). Net gains / (losses) resulting from changes in the fair value of these loans of EUR 9,136 thousand and EUR (9,947) thousand in 2009 and 2010 respectively were recorded in net interest income before provision for loan losses.

        Also, included in the above tables are loans for lease financing amounting to EUR 2,072,794 thousand and EUR 1,847,008 thousand in 2009 and 2010 respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        The following table provides details of delinquent and non-accrual loans by loan class at December 31, 2010:

	Past due 31-89 days	Past due greater than 90 days	Total Past due loans	Current loans(1)	Loans measured at Fair value	Total	Total loans +90 days and accruing	Total Non accruing
	(EUR in thousands)
Greek
Residential mortgages	932,421	1,804,213	2,736,634	16,807,641	—	19,544,275	582,407	1,221,806
Credit card	106,041	490,398	596,439	1,176,717	—	1,773,156	46,866	443,532
Other consumer	286,487	1,145,713	1,432,200	3,825,978	—	5,258,178	36,534	1,109,179
Small business loans	197,777	745,299	943,076	3,279,205	—	4,222,281	23,482	721,817
Other commercial loans	281,222	893,968	1,175,190	22,009,607	—	23,184,797	41,997	851,971

Total Greek loans	1,803,948	5,079,591	6,883,539	47,099,148	—	53,982,687	731,286	4,348,305

Foreign
Residential mortgages	204,578	158,984	363,562	3,811,916	550,224	4,725,702	97	158,887
Credit card	77,014	327,366	404,380	3,099,213	—	3,503,593	—	327,366
Other consumer	140,375	351,502	491,877	2,798,590	—	3,290,467	780	350,722
Small business loans	150,102	403,044	553,146	1,168,265	—	1,721,411	67,684	335,360
Other commercial loans	494,221	1,104,962	1,599,183	10,455,032	8,883	12,063,098	200,315	904,646

Total Foreign loans	1,066,290	2,345,858	3,412,148	21,333,016	559,107	25,304,271	268,876	2,076,981

Total loans	2,870,238	7,425,449	10,295,687	68,432,164	559,107	79,286,958	1,000,162	6,425,286

(1)
Loans less than 30 days past due are included in current loans.

Credit quality indicators

        The Group actively monitors the credit quality of its loan portfolio using several credit quality indicators. The credit quality indicators considered to be the most significant are the delinquency status for all loans and especially for unsecured consumer balances, and the credit rating for commercial loans.

        According to the Group's credit policy, all commercial customers are rated on a 22-grade scale. This rating is based on quantitative and qualitative criteria and is reviewed at least annually. Additionally, each of the Bank's and its subsidiaries' rating systems consider the borrower's industry risk and its relative position within its peer group. The ratings scale corresponds to likelihood of default. Customers classified as "Satisfactory" have low likelihood of default, customers classified as "Watchlist" have medium likelihood of default and customers classified as Substandard are already defaulted.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        The following table presents commercial loans credit quality information as at December 31, 2010:

	Small business loans	Other commercial loans	Total commercial loans
	(EUR in thousands)
Greek
Satisfactory	1,317,834	20,428,464	21,746,298
Watchlist	1,889,368	2,021,343	3,910,711
Substandard	1,015,079	734,990	1,750,069

	4,222,281	23,184,797	27,407,078

Foreign
Satisfactory	1,121,790	10,529,810	11,651,600
Watchlist	192,343	819,501	1,011,844
Substandard	407,278	713,787	1,121,065

	1,721,411	12,063,098	13,784,509

Total	5,943,692	35,247,895	41,191,587

Allowance for loan losses

        An analysis of the change in the allowance for loan losses for the years ended December 31, follows:

	2008	2009	2010
	(EUR in thousands)
Balance at beginning of year	1,132,952	1,232,626	2,065,178
Provision for loan losses	425,537	998,448	1,204,995
Write-offs	(322,240)	(196,312)	(140,371)
Recoveries	42,433	29,663	23,249

Net Write-offs	(279,807)	(166,649)	(117,122)
Translation differences	(46,056)	753	22,354

Allowance at end of year	1,232,626	2,065,178	3,175,405

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        The following table provides the allowance for loan losses by portfolio segment and the respective recorded investment at December 31, 2010.

	Consumer loans	Commercial loans	Total
	(EUR in thousands)
Greek
Allowance for loan losses at year end	1,157,423	965,380	2,122,803
of which:
for impaired loans	1,084,476	935,458	2,019,934
for non-impaired loans	72,947	29,922	102,869
Impaired loans	3,636,743	1,993,829	5,630,572
Non-impaired loans	22,938,866	25,413,249	48,352,115
Foreign
Allowance for loan losses at year end	519,917	532,685	1,052,602
of which:
for impaired loans	439,966	469,107	909,073
for non-impaired loans	79,951	63,578	143,529
Impaired loans	746,765	2,008,638	2,755,403
Non-impaired loans	10,222,773	11,766,988	21,989,761

        Allowance for loan losses at December 31, 2009 includes EUR 173,840 thousand, which relates to allowance for loan losses on the non-impaired loans.

        As discussed in Note 3 our methodology for estimating the allowance for loan losses has three primary components, specific allowances, coefficient analysis and homogeneous analysis, while the methodologies applied by our foreign subsidiaries and branches are similar to those employed by the Group for loans in Greece.

        Loss forecast models utilized for portfolios of homogeneous loans consider a variety of factors including, but not limited to, historical loss experience, anticipated defaults or foreclosures based on portfolio trends, delinquencies and credit scores, and expected loss factors by loan type. In addition, in calculating our homogeneous allowances for loan losses we consider the current economic conditions and trends and changes in lending policies and procedures.

        As at December 31, 2010, we did not believe an adjustment to historical loss experience for changes in trends, conditions, and other relevant factors that affect repayment of the loans was necessary beyond the incorporation of current information in the data used to estimate the homogeneous allowances. In calculating our homogeneous allowances for loan losses we considered the following key factors:

  Volume and severity of past-due and non-accrual loans:

        The higher volume and severity of past due and nonaccrual loans in 2010 automatically fed into the calculation of the allowance for loan losses by: (a) increasing the underlying pools on which we calculate a significant portion of the total loss allowances, (b) adjusting the loss rates by incorporating the most recent available information and (c) adjusting upwards the probability of default (PD), which

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

is estimated using data from the previous twelve months. The worsening of the quality of our loan portfolio in terms of deliquencies was the primary cause of the significant increase in of the allowance for loan losses based on homogeneous analysis.

        As at December 31, 2010, we concluded that the incorporation of the current market conditions at that time in our methodology as described above was sufficient to estimate the allowance for probable loan losses as at December 31, 2010 and therefore did not further adjust historical loss experience.

  Economic conditions and trends:

        We believe that changes in national, regional and local economic business conditions impact repayment of loans. Specifically, at December 31, 2010, there was deterioration in Greek economic conditions as a result of the recession of the Greek economy and the adverse developments regarding the Greek public debt and fiscal deficit. That deterioration in economic conditions was reflected in our allowance for loan losses estimated as of December 31, 2010, in three ways: firstly, it resulted in an increase in the level of past due and non-accrual loans which affected the provisions as described above, secondly, it increased the probability of default in our assessment for incurred but not identified impairment in homogeneous loans and thirdly the decline in real estate prices was incorporated in our analysis, where applicable.

        Therefore, as at December 31, 2010, we concluded that no further adjustment to the historical loss rates was necessary due to the current economic conditions, since the loss rates applied are long term averages based on long recovery periods for all portfolios assessed using the homogeneous analysis.

  Lending policies and procedures

        In response to the higher volume and severity of past due loans, we reviewed and tightened our credit approval criteria during 2009 and 2010, for example by lowering both the loan-to-value and the payment-to-income acceptable ratios. As a result, we expected that the quality of new loans granted after 2009 will be improved. However, the loans originated during 2009 and 2010 were not significant enough to cause a change in observed probabilities of default or loss given defaults. Accordingly, we did not adjust those variables as at December 31, 2010.

        The following table sets forth the allowances for loan losses by methodology as at December 31, 2009 and 2010:

	Year ended December 31,
	2009	2010
	(EUR in thousands)
Specific allowances	398,179	564,598
Coefficient analysis	88,803	106,415
Homogeneous analysis	838,103	1,451,790
Foreign loans	740,093	1,052,602

Total allowance for loan losses	2,065,178	3,175,405

        Impaired loans are those loans where the Group believes it is probable that it will not collect all amounts due according to the original contractual terms of the loan. Impaired loans include loans

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

whose terms have been modified in troubled debt restructuring due to borrower's financial difficulties and to which the Group has granted a concession to the borrower.

        The following table presents information about total impaired loans at and for the period ended December 31, 2010:

	At and for the year ended December 31, 2010
	Total recorded balance	Related allowance	Average recorded balance	Interest income recognized during the period the loan was impaired	Interest income recognized on a cash basis
	(EUR in thousands)
Greek
With no related allowance:
Other commercial loans	39,691	—	40,342	—	—
With related allowance:
Residential mortgages	1,733,171	(201,261)	1,251,762	3,623	3,857
Credit cards	490,513	(318,815)	423,935	9,594	46
Other consumer loans	1,413,059	(564,400)	983,960	9,914	9,117
Small business loans	1,060,754	(362,827)	745,503	4,960	67
Other Commercial loans	893,384	(572,631)	758,007	10,982	10,982

Total Greek impaired loans	5,630,572	(2,019,934)	4,203,509	39,073	24,069

Foreign
With no related allowance:
Residential mortgages	58	—	58	—	—
Other consumer loans	172	—	87	—	—
Small business loans	175,366	—	146,531	17,616	—
Other Commercial loans	195,032	—	188,933	16,562	—
With related allowance:
Residential mortgages	122,052	(39,052)	106,753	8	586
Credit cards	318,868	(211,212)	288,394	—	15,344
Other consumer loans	305,615	(189,702)	279,818	4,536	15,853
Small business loans	373,159	(101,364)	216,889	6,367	39
Other Commercial loans	1,265,081	(367,743)	1,164,736	32,353	30,851

Total Foreign impaired loans	2,755,403	(909,073)	2,392,199	77,442	62,673

        Impaired loans for which there is a related allowance for loan losses amounted to EUR 3,584,398 thousand at December 31, 2009. The allowance related to those loans amount to EUR 1,891,338 thousand at December 31, 2009. Impaired loans for which there is no allowance for loan losses amount to EUR 103,250 thousand at December 31, 2009.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

	2008	2009	2010
	(EUR in thousands)
Average recorded investment in impaired loans	1,760,756	3,035,646	6,595,708
Interest income recognized on a cash basis	33,537	30,377	86,742

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
  cash collaterals; and

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

Collateral dependent loans

        Impaired loans net of allowance for loan losses include collateral dependent loans of EUR 164,219 thousand and EUR 538,316 thousand at December 31, 2009 and December 31, 2010, respectively. The majority of these loans are secured with properties, for which foreclosure was probable and the impairment was measured based on the fair value of the collateral. These measurements are classified as Level 3 in the fair value hierarchy. The fair value of the properties was estimated by qualified external or internal appraisers using one or more of the market approach, the income approach or the replacement cost approach. The key inputs, upon which these estimates are based, are market prices of similar properties, market yields and cost estimates.

Securitized loans and Covered bonds

Securitized loans	2009	2010
	(EUR in thousands)
Commercial loans (Eterika Plc—July 2008)	1,262,548	—
Consumer loans (Revolver 2008—1 Plc—December 2008)	1,156,163	1,161,510
Credit cards (Revolver 2008—1 Plc—December 2008)	1,283,375	1,244,399
Receivables from Public sector (Titlos Plc—February 2009)	5,388,235	5,276,774

Total	9,090,321	7,682,683

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Covered bonds	2009	2010
	(EUR in thousands)
Mortgages	5,172,215	14,038,207

Securitized loans

        On July 31, 2008, the Group issued EUR 1,340 million Asset Backed Floating Rate Notes due in June 2035, which were backed by a pool of commercial loans. The Notes were split into EUR 975 million class A notes with interest paid quarterly at a rate of three month Euribor plus a margin of 30 bps and EUR 365 million class B notes with interest paid quarterly at a rate of three month Euribor plus a margin of 250 bps. On May 19, 2010, the transaction was unwound and the notes cancelled.

        On December 12, 2008, the Group issued EUR 1,768.9 million Secured Floating Rate Notes due in September 2020, which were backed by a pool of receivables arising from revolving consumer loans and credit card accounts. The notes were split into EUR 1,500 million class A notes with interest paid monthly at a rate of one month Euribor plus 30 bps and EUR 268.9 million class B notes with interest paid monthly at a rate of one month Euribor plus 60 bps. On February 28, 2011, EUR 500 million class A notes were cancelled and the interest was changed to a fixed monthly rate of 2.6% on the class A notes and a fixed monthly rate of 2.9% on the class B notes. The class A notes are currently rated BBB- by Fitch and BB+ by Standard & Poor's. The Bank retains the option to call the notes on any interest payment date and reissue a new series, or sell them as is to investors.

        The secured notes were issued through two VIEs, "Revolver APC Limited" (the Asset Purchase Company "APC", incorporated in the UK) and "Revolver 2008-1 Plc" (the Issuer). APC paid for the receivables that were sold and assigned to it by the Bank (the Transferor) from the proceeds of the issuance of a limited recourse note (Series 2008-1 APC loan note) to the issuer. The Issuer financed the acquisition of the Series 2008-1 APC loan note from the proceeds of the issuance of the secured notes.

        In December 2010 APC increased the Subordinated Loan Agreement with the Bank by EUR 208.7 million in order to increase the amount deposited by APC into the APC cash collateral account. As at December 31, 2009 and 2010, the balance of the subordinated loans were EUR 159.4 million and EUR 307.3 million, respectively. The Bank, at its discretion, may make further advances to APC under the APC Subordinated loan agreement, where the transfer of interest is less than the minimum transfer of interest.

        On February 26, 2009, the Group issued through a UK incorporated VIE "Titlos Plc", EUR 5,100 million floating rate asset backed notes due in September 2039. Commencing in September 2009, the notes pay interest semi-annually on the 20th day of each March and September at a rate of six month Euribor plus 50 bps per annum. The Bank retains the option to call the notes on any re-novation date or on any optional redemption date and reissue a new series or sell the notes to investors.

        All of the above notes issued are not presented within "Long-term debt" and the loans are not derecognized as the Bank is the owner of the issued secured notes and primary beneficiary of the above variable interest entities.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Covered bonds

        On November 28, 2008, the Bank issued two series of covered bonds each for EUR 1 billion, with a maturity of five and six years, respectively (with a one-year extension option), which are secured primarily by residential mortgage loans, interest paid quarterly at a rate of ECB's refinancing rate plus a margin of 65 bps and 70 bps respectively. The issue forms part of the Bank's EUR 10 billion covered bonds programme established on November 26, 2008.

        On September 1, 2009, the Group sold to institutional investors, part of the above securities, with nominal value of EUR 100 million (EUR 50 million from each issue) which are presented within "Long-term debt" (see Note 25).

        On October 7, 2009, the Group issued the third series of covered bonds of EUR 1.5 billion, with a maturity of seven years, which are secured primarily by residential mortgage loans and have interest paid annually at a fixed coupon rate of 3.875%. The issue forms part of the existing Bank's EUR 10 billion covered bonds programme. This issue is presented within "Long-term debt" (see Note 25) since all bonds were sold to domestic and foreign investors.

        On March 18, 2010, the Bank issued the fourth series of covered bonds of EUR 1.5 billion, under its EUR 10 billion covered bonds programme, with a maturity of eight years (with an additional ten-year extension option) secured by residential mortgage loans. The bonds paid interest quarterly at the ECB's refinancing rate plus a margin of 190 bps. This series was cancelled on November 30, 2010.

        On May 11, 2010, the Bank issued the fifth series of covered bonds of EUR 1 billion, under its EUR 10 billion covered bonds programme, with a maturity of ten years (with an additional ten-year extension option), secured by residential mortgage loans bearing interest at the ECB's refinancing rate plus a margin of 250 bps paid on a quarterly basis.

        On June 21, 2010 the Bank established its second covered bond programme ("EUR 15 billion Covered Bond Programme II of National Bank of Greece S.A.") under which on June 24, 2010 the Bank issued three Series of EUR 1 billion each, secured by residential mortgage loans. The first Series has a five year maturity (with an additional ten-year extension option) and bears interest at the ECB's refinancing rate plus a margin of 170 bps paid on a quarterly basis. The second Series has a seven year maturity (with an additional ten-year extension option) and bears interest at the ECB's refinancing rate plus a margin of 200 bps paid on a quarterly basis. The third Series has a nine year maturity (with an additional ten-year extension option) and bears interest at the ECB's refinancing rate plus a margin of 230 bps paid on a quarterly basis. On July 29, 2010, the Bank issued second tranches of EUR 500 million each for each of the first three series of notes under this programme. On September 24, 2010 the two tranches of each Series were funged.

        On November 30, 2010, the Bank issued the fourth series of covered bonds of EUR 1.5 billion, under its EUR 15 billion covered bonds programme, with a maturity of eight years (with an additional ten-year extension option), secured by residential mortgage loans bearing interest at the ECB's refinancing rate plus a margin of 210 bps paid on a quarterly basis.

        All covered bonds series issued under the EUR 10 billion covered bonds programme are currently rated Ba3 by Moody's and BB+ by Fitch.

        All covered bonds series issued under the EUR 15 billion covered bonds programme are currently rated Ba3 by Moody's and BBB by Fitch.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        Any notes not sold to investors are not presented within "Long-term debt", since these securities are held by the Bank.

NOTE 15:    GOODWILL, SOFTWARE AND OTHER INTANGIBLES

        The following presents the allocation of goodwill by segment for December 31:

	2009
	Opening 2009	Additions	Impairment/ write-offs	Disposals	Closing 2009
	(EUR in thousands)
Global Markets and Asset Management	7,956	—	—	—	7,956
International	465,777	11,202	—	(758)	476,221
Turkish Operations	2,607,309	(7,166)	—	—	2,600,143
Insurance	239,297	—	—	—	239,297
Other	82,630	—	—	—	82,630

Total	3,402,969	4,036	—	(758)	3,406,247

        The change in International relates to additions and disposals in other private equity business activities of the Group net of negative foreign exchange differences amounting to EUR 15 million. The decrease in Turkish Operations is due to the negative foreign exchange differences amounting to EUR 7.2 million.

	2010
	Opening 2010	Additions	Impairment/ write-offs	Disposals	Closing 2010
	(EUR in thousands)
Global Markets and Asset Management	7,956	—	—	—	7,956
International	476,221	(6,274)	(6,320)	—	463,627
Turkish Operations	2,600,143	107,303	—	—	2,707,446
Insurance	239,297	—	—	—	239,297
Other	82,630	(1,878)	—	—	80,752

Total	3,406,247	99,151	(6,320)	—	3,499,078

        The change in International relates to additions in other private equity business activities of the Group as well as to negative foreign exchange differences amounting to EUR 6.1 million and EUR 18.6 million respectively. The increase in Turkish Operations is due to the positive foreign exchange differences amounting to EUR 107.1 million.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15:    GOODWILL, SOFTWARE AND OTHER INTANGIBLES (Continued)

        The gross carrying amount and accumulated amortization relating to software and other intangibles at December 31 are presented below:

	2009			2010
	Software	Other intangibles	Total	Software	Other intangibles	Total
	(EUR in thousands)
Gross carrying amount	415,510	379,113	794,623	504,164	393,186	897,350
Accumulated amortization	(248,594)	(106,893)	(355,487)	(298,092)	(139,367)	(437,459)

Net book value	166,916	272,220	439,136	206,072	253,819	459,891

        As at December 31, 2010, other intangibles include intangibles identified upon the acquisition of acquired entities and consist of core deposits of EUR 18,990 thousand (EUR 24,827 thousand as at December 31, 2009), customer relationships of EUR 59,917 thousand (EUR 74,418 thousand as at December 31, 2009), software of EUR 9,264 thousand (EUR 9,797 thousand as at December 31, 2009), all of which have finite lives and trade names of EUR 148,185 thousand (EUR 145,500 thousand as at December 31, 2009) and mutual funds contracts of EUR 2,587 thousand (EUR 2,485 thousand as at December 31, 2009) which have indefinite lives. The estimated useful lives of core deposits and customer relationships are 6-11 years and software 11-14 years.

        Amortization expense on software and other intangibles amounted to EUR 58,073 thousand, EUR 65,260 thousand and EUR 79,906 thousand in 2008, 2009 and 2010 respectively. The Group estimates that aggregate amortization expense for the five succeeding fiscal years will be approximately EUR 74,846 thousand, EUR 64,955 thousand, EUR 47,844 thousand, EUR 32,942 thousand and EUR 23,435 thousand for years 2011 through 2015 respectively.

NOTE 16:    PREMISES AND EQUIPMENT AND LEASE COMMITMENTS

        Premises and equipment at December 31, comprised:

	2009	2010
	(EUR in thousands)
Land	207,926	214,575
Buildings	833,911	892,541
Leasehold improvements	225,058	244,506
Furniture, fittings, machinery and vehicles	1,005,630	1,040,914

Total, at cost	2,272,525	2,392,536
Less: accumulated depreciation	(1,077,823)	(1,170,547)

Net book value	1,194,702	1,221,989

        Certain Group premises and equipment are leased under various operating leases. Rental expense amounted to EUR 101,441 thousand, EUR 110,296 thousand and EUR 120,386 thousand for the years ended December 31, 2008, 2009 and 2010, respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16:    PREMISES AND EQUIPMENT AND LEASE COMMITMENTS (Continued)

        Future minimum rental commitments under non-cancellable operating leases are presented below. The Group did not enter into any material capital leases.

Operating Leases
(EUR in thousands)
2011	81,145
2012	79,388
2013	64,154
2014	58,776
2015	51,051
Thereafter	144,125

Total minimum lease payments	478,639

NOTE 17:    OTHER ASSETS

        Other assets at December 31, comprised:

	2009	2010
	(EUR in thousands)
Insurance related assets	820,271	808,429
Deferred tax assets	396,029	1,066,580
Prepaid income taxes	256,542	191,821
Assets acquired through foreclosure proceedings	158,060	175,541
Brokerage auxiliary funds	19,757	10,378
Brokerage services settlement receivables	10,710	2,997
Private equity: Investees assets	69,387	87,289
Prepaid expenses	99,140	165,246
Advances to employees	61,994	27,037
Unlisted equity securities	74,738	94,222
Hellenic Deposit and Investment Guarantee Fund	110,472	227,078
Receivables from Greek State	140,839	204,282
Checks and credit card transactions under settlement	128,977	221,922
Securities transactions under settlement	362,709	16,082
Trade and other receivables	112,495	112,164
Other	416,706	360,856

Total	3,238,826	3,771,924

        In accordance with article 6 of Law 3714/2008 the amount of deposits guaranteed by the Hellenic Deposit and Investment Guarantee Fund (HDIGF), increased from EUR 20 thousand to EUR 100 thousand per client. Accordingly, the contributions paid by banks to HDIGF increased from 2008 onwards.

        The Law 3746/2009 concerning HDIGF provides that the excess of annual contributions calculated in accordance with the above article 6 of Law 3714/2008, will be included in a special reserve which will be jointly owned by the credit institutions in proportion to their participation.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17:    OTHER ASSETS (Continued)

        In accordance with article 10 of Law 3746/2009, HDIGF guarantees up to an amount of EUR 30 thousand per client for investing activities. In 2010, the participating credit institutions paid the first contributions relating to article 10.

        Therefore, the contributions paid by credit institutions to HDIGF increased from 2010 onwards. Law 3746/2009 provides that the said contributions will be included in a special reserve which will be jointly owned by the credit institutions in proportion to their participation.

NOTE 18:    HELLENIC REPUBLIC BANK SUPPORT PLAN

        During 2010, under the government-guaranteed borrowings facility, the Bank participated in the second and third pillars of Law 3723/2008 "Hellenic Republic's Bank Support Plan" as follows:

Pillar II

        On April 26, 2010, the Bank issued EUR 2,500 million Floating Rate Notes due in April 2013, bearing interest at a rate of three-month Euribor plus 250 bps, payable on an annual basis.

        On May 4, 2010, the Bank issued EUR 1,345 million and EUR 655 million Floating Rate Notes both due in May 2013, bearing interest at a rate of three-month Euribor plus 500 bps payable on an annual basis. From the above issue of EUR 1,345 million, the amount of EUR 907 million is held by third parties and is included in long-term debt (see Note 25).

        On June 28, 2010, the Bank issued EUR 4,265.6 million Floating Rate Notes due in June 2013, bearing interest at a rate of three-month Euribor plus 500 bps, payable on an annual basis.

        On December 23, 2010, the Bank issued EUR 4,107.7 million Floating Rate Notes due in December 2013, bearing interest at a rate of three-month Euribor plus 750 bps, payable on an annual basis.

        Other than the EUR 907 million of Notes due in May 2013 that are held by third parties, the notes described above are held by the Bank and therefore, are not presented as liabilities on balance sheet.

Pillar III

        On April 12, 2010, the Bank obtained from Public Debt Management Agency, special Greek government bonds of EUR 787 million collateralized with customer loans. These bonds can only be used as collateral for financing and therefore are reflected in off-balance sheet items.

NOTE 19:    PLEDGED ASSETS

        At December 31, 2009 and 2010, the Group pledged to central banks and other third parties for funding purposes, bonds, loans and other securities, of EUR 16,688.2 million and EUR 25,480.5 million, respectively.

        The pledged amounts as at December 31, 2010 relate to:

  •
  trading, available-for-sale, money market investments and held-to-maturity debt securities of EUR 9,893 million pledged for funding purposes with the ECB, the European Investment Bank

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 19:    PLEDGED ASSETS (Continued)

    ("EIB") and other central banks, as well as, for the purposes of transactions through TARGET with the Bank of Greece and with the derivatives clearing house (ETESEP);

  •
  bonds covered with mortgage loans amounting to EUR 8,905 million and notes backed with consumer loans and credit cards amounting to EUR 1,500 million;

  •
  special Greek government bonds of EUR 787 million obtained from Public Debt Management Agency under the provisions of Law 3723/2008 (pillar III), collateralized with shipping and mortgage loans and loans to small businesses (see Note 18); and

  •
  loans amounting to EUR 4,395 million.

        Additionally, the Bank has pledged with the ECB for funding purposes Floating Rate notes of EUR 11,966 million, issued under the government-guaranteed borrowing facility provided by Law 3723/2008 (pillar II) and held by the Bank (see Note 18).

NOTE 20:    DEPOSITS

        The aggregate amount of short-term certificates of deposit, each with a minimum denomination of EUR 69,560, which approximates USD 100,000, was EUR 539,376 thousand at December 31, 2010. At December 31, 2010, interest-bearing deposits with scheduled maturities in excess of one year were EUR 656,107 EUR thousand.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 20:    DEPOSITS (Continued)

        Deposits made by Greek residents and foreign customers at December 31, comprised:

	2009			2010
	Greek residents	Foreign	Total	Greek residents	Foreign	Total
	(EUR in thousands)			(EUR in thousands)
Interest bearing:
Public sector	151,123	176,785	327,908	3,221,218	131,267	3,352,485
Private sector:
Corporations	3,690,658	4,996,019	8,686,677	3,268,323	6,687,729	9,956,052
Individuals	47,855,096	8,620,645	56,475,741	42,006,925	10,113,819	52,120,744
Interbank	11,660,997	4,984,526	16,645,523	24,261,740	1,607,811	25,869,551

Total interest bearing deposits	63,357,874	18,777,975	82,135,849	72,758,206	18,540,626	91,298,832

Non-interest bearing:
Public sector	1,908,245	46,793	1,955,038	132,164	47,256	179,420
Private sector:
Corporations	1,772,987	618,753	2,391,740	666,511	721,179	1,387,690
Individuals	537,288	524,595	1,061,883	261,623	510,278	771,901
Interbank	121,529	168,372	289,901	55,005	202,633	257,638

Total non-interest bearing deposits	4,340,049	1,358,513	5,698,562	1,115,303	1,481,346	2,596,649

Total:
Public sector	2,059,368	223,578	2,282,946	3,353,382	178,523	3,531,905
Private sector:
Corporations	5,463,645	5,614,772	11,078,417	3,934,834	7,408,908	11,343,742
Individuals	48,392,384	9,145,240	57,537,624	42,268,548	10,624,097	52,892,645
Interbank	11,782,526	5,152,898	16,935,424	24,316,745	1,810,444	26,127,189

Total deposits	67,697,923	20,136,488	87,834,411	73,873,509	20,021,972	93,895,481

        Included in the above table are interest bearing deposits of EUR 808,669 thousand and EUR 1,240,756 thousand for 2009 and 2010 respectively, for which the Group has elected the fair value option. Such instruments are accounted for at fair value because they have embedded derivatives and the Group elected to account for them at fair value rather than separating the embedded derivatives, or because they are managed on a fair value basis and the Group elected to apply the fair value option provided by ASC 825 "Financial Instruments". During 2009 and 2010 losses of EUR (13,462) thousand and EUR (12,389) thousand, respectively, relating to fair value changes of these deposits were included in Net trading loss.

        Included in domestic interest bearing deposits is the funding from the European Central Bank (through the Bank of Greece) amounting to EUR 11,049,792 thousand and EUR 24,214,517 thousand for 2009 and 2010 respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 21:    SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

        Information concerning securities sold under agreements to repurchase is summarized as follows:

	2009	2010
	(EUR in thousands)
Securities sold under agreements to repurchase	4,485,440	3,538,289
Securities sold under agreements to repurchase:
Average outstanding during the year	3,877,534	5,120,716
Weighted average interest rate during the year	2.32%	1.48%
Weighted average interest rate at year end	0.83%	3.15%
Amount outstanding at month end:
January	2,739,742	9,861,416
February	3,339,847	8,549,200
March	3,388,670	8,192,043
April	3,915,039	4,910,773
May	3,626,470	3,992,152
June	2,287,075	4,318,192
July	3,916,264	4,517,778
August	5,386,574	4,279,021
September	5,202,192	4,004,623
October	5,316,094	3,218,453
November	5,047,640	2,701,563

        Securities sold under agreements to repurchase are recorded at the amount of cash received in connection with the transaction. Maturities of such agreements to repurchase are typically overnight to six months.

NOTE 22:    OTHER BORROWED FUNDS

        Included in other borrowed funds are facilities with a maturity of one year or less. These borrowings had a balance of EUR 310,784 thousand and EUR 1,111,663 thousand in 2009 and 2010, respectively.

        On December 2, 2010, Finansbank signed a dual tranche term loan facility amounting to USD 333 million and EUR 352 million with a one year maturity. Interest is paid quarterly and set at LIBOR plus 0.7%.

        The weighted average interest rate of other borrowed funds was 4.31% and 2.29% in 2009 and 2010 respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 23:    ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES

        Accounts payable, accrued expenses and other liabilities at December 31, comprised:

	2009	2010
	(EUR in thousands)
Accrued expenses and deferred income	94,160	129,436
Amounts due to re-insurers	24,670	23,391
Income and other taxes payable	163,437	165,153
Accounts payable	439,597	349,991
Payroll related accruals	68,972	52,192
Private equity: liabilities of investee entities	142,429	134,028
Unsettled transactions on debt securities	781,154	1,065
Accrued interest and commissions	386,452	357,546
Deferred tax liability (Note 39)	162,404	139,046
Amounts due to third-parties under collection agreements	85,288	28,277
Pension liability	403,928	299,933
Dividends payable	19,010	30,923
Amounts due to government agencies	289,957	145,379
European Re-development Fund	30,039	27,612
Liabilities relating to deposit administration funds (DAF)	187,371	232,337
Checks and credit card transactions under settlement	527,110	676,610
Other	373,012	534,125

Total	4,178,990	3,327,044

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 24:    INSURANCE RESERVES

        EH has consistently made a provision for loss reserves by estimating the potential liability on a claim-by-claim basis. Activity in the liability for unpaid claims and claim adjustment expenses for the year ended December 31, comprises of:

	2009	2010
	(EUR in thousands)
Property and casualty reserves
Reserve for unpaid claims and claim adjustment expenses as at January 1,	576,103	700,711
Incurred claims and claim adjustment expenses:
Provision for insured events of the current year	283,242	293,974
Change in provision for insured events of prior years	(2,525)	(33,644)

Total incurred claims and claim adjustment expenses	280,717	260,330
Payments:
Claims and claim adjustment expenses attributable to insured events of the current year	(104,338)	(121,149)
Claims and claim adjustment expenses attributable to insured events of prior years	(95,485)	(103,082)

Total payments	(199,823)	(224,231)
Changes in unearned premium reserves	43,714	(1,334)

Reserves for unpaid claims and claim adjustment expenses as at December 31,	700,711	735,476

	2009	2010
	(EUR in thousands)
Life insurance reserves
Mathematical and other life insurance reserves at 1 January	1,456,654	1,620,662
Increase in reserves	459,414	457,143
Paid claims and other movements	(295,406)	(281,937)

Mathematical and other life insurance reserves at December 31,	1,620,662	1,795,868

Total insurance reserves	2,321,373	2,531,344

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 25:    LONG-TERM DEBT

        Long-term debt (original maturities of more than one year) at December 31, comprised:

	2009
	Under 1 year	1–5 years	After 5 years	Total
	(EUR in thousands)
By remaining maturity
Senior Debt:
Fixed Rate	23,621	322,690	1,374,000	1,720,311
Variable Rate	612,858	214,578	250,278	1,077,714
Subordinated Debt:
Fixed Rate	5,222	—	240,463	245,685
Variable Rate	1,786	129,102	—	130,888
Other:
Fixed Rate	6,456	45,558	43,977	95,991
Variable Rate	21,879	63,098	1,488	86,465

Total	671,822	775,026	1,910,206	3,357,054

	2010
	Under 1 year	1–5 years	After 5 years	Total
	(EUR in thousands)
By remaining maturity
Senior Debt:
Fixed Rate	202,722	126,084	1,147,016	1,475,822
Variable Rate	103,958	947,999	272,258	1,324,215
Subordinated Debt:
Fixed Rate	13,864	550,378	52,081	616,323
Variable Rate	6,042	139,560	—	145,602
Other:
Fixed Rate	38,554	37,557	38,250	114,361
Variable Rate	6,447	72,354	50,826	129,627

Total	371,587	1,873,932	1,560,431	3,805,950

        Certain debt instruments were issued by 100% owned "finance subsidiaries" of the Bank, NBG Funding Ltd (unconsolidated) and NBG Finance Plc (consolidated), NBG Finance (Sterling) Plc (consolidated) and NBG Finance (Dollar) Plc (consolidated) (the "finance subsidiaries"). The Bank has fully and unconditionally guaranteed all securities issued by these companies. There are no restrictions on the ability of these "finance subsidiaries" to transfer funds to the Bank in the form of cash dividends, loans and advances.

        The Group does not consolidate NBG Funding Ltd as the Group is not deemed to be the primary beneficiary of the entity. The Group does not have the obligation to absorb losses or the right to receive benefits as the only assets of NBG Funding Ltd are loans to and deposits with NBG.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 25:    LONG-TERM DEBT (Continued)

        The proceeds of the instruments issued by NBG Funding Ltd were lent to NBG Finance Plc, NBG Finance (Sterling) Plc and NBG Finance (Dollar) Plc through Eurobond issues and ultimately lent to the Bank under loan agreements with the same terms as each of the instruments referred to above but with a 31 year maturity.

(a)   Long-Term Senior debt

        Long-term debt Senior Notes and the related rates and maturity dates at December 31, comprise:

2009
(in EUR thousands)
Fixed, with a weighted average rate of 3.88%, maturing up until 2016 and denominated in EUR	1,392,607
Fixed, with a weighted average rate of 6.37%, maturing up until 2011 and denominated in USD	117,665
Fixed, with a weighted average rate of 11.94%, maturing up until 2011 and denominated in TL	127,581
Fixed, with a weighted average rate of 7.35%, maturing up until 2012 and denominated in RON	82,458

Total	1,720,311

Variable, with a weighted average rate of 1.53%, maturing up until 2018 and denominated in EUR	875,643
Variable, with a weighted average rate of 2.10%, maturing up until 2012 and denominated in USD	174,432
Variable, with a weighted average rate of 5.17%, maturing up until 2018 and denominated in BGN	27,639

Total	1,077,714

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 25:    LONG-TERM DEBT (Continued)

2010
(in EUR thousands)
Fixed, with a weighted average rate of 3.78%, maturing up until 2016 and denominated in EUR	1,234,210
Fixed, with a weighted average rate of 6.37%, maturing up until 2013 and denominated in USD	98,613
Fixed, with a weighted average rate of 11.94%, maturing up until 2011 and denominated in TL	142,999

Total	1,475,822

Variable, with a weighted average rate of 4.75%, maturing up until 2018 and denominated in EUR	1,203,963
Variable, with a weighted average rate of 2.17%, maturing up until 2012 and denominated in USD	97,145
Variable, with a weighted average rate of 5.00%, maturing up until 2018 and denominated in BGN	23,107

Total	1,324,215

Long-Term Senior fixed rate debt

        In March 2006, USD 110 million bonds with a five year maturity and USD 110 million bonds with a seven-year maturity were issued by a special purpose entity, the proceeds of which were lent to the Bank's subsidiary Finansbank. Interest is 6.25% and 6.50% respectively, paid semi-annually. As at December 31, 2010, part of these bonds to the amounts of USD 50.0 million and USD 39.0 million respectively (2009: USD 45.0 million and USD 9.0 million respectively), were held by the Group.

        In March 2006, Finansbank raised TL 300 million, credit card secured non-amortizing loan, with a five-year maturity. Interest is paid quarterly and is set at 11.94%.

        In October 2009 the Bank issued securities under the EUR 10 billion covered bonds program of a nominal value of EUR 1.5 billion, for which the Group has elected the fair value option, as described in Note 14. During 2010, net gains of EUR 225 million (2009: net gains of EUR 111 million) resulting from changes in the fair value of these notes were recorded in Net trading loss. Fair value gains of EUR 286 million were attributable to changes in instrument specific credit risk (2009: EUR 109 million), measured based on changes in the Bank's own credit spread. Interest expense is not recognized separately from fair value changes. The carrying amount and amortized cost of these securities as at December 31, 2010 were EUR 1,161 million and EUR 1,496 million respectively (2009: EUR 1,388 million and EUR 1,499 million).

        On November 16, 2009, Finansbank redeemed the last tranche of the USD 125 million Series 2004-B Fixed Rate Notes, obtained via a special purpose entity and secured on Finansbank's Diversified Payment Rights.

        In September 2010, NBG Finance Plc, a wholly owned subsidiary of the Bank, issued Fixed Rate Notes of an aggregate nominal value of EUR 80 million, guaranteed by the Bank. The notes, maturing on February 22, 2012, were issued at a lower price than their nominal value, bear fixed interest rate of

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 25:    LONG-TERM DEBT (Continued)

2.07% with semi-annual coupon payment frequency. The proceeds of the note were ultimately lent to the Bank under loan agreements with the terms disclosed above.

        As of the same date, NBG Finance Plc repurchased the entire issue of its own issued RON 355 million Fixed Rate Notes, issued in February 2007. At the repurchase date, the Bank held part of the above notes of nominal value RON 15 million. The repurchase transaction was conducted at market terms and resulted in the recognition of a gain of RON 51.0 million (EUR 12.0 million) for the Group which is included under Other non-interest income.

Long-Term Senior variable rate debt

        In March 2005, USD 500 million Series 2005-A Floating Rate Notes were issued by a special purpose entity, the proceeds of which were lent to Finansbank. The notes are secured on Finansbank's diversified payment rights and have a seven-year maturity. Interest is determined as the three-month LIBOR plus 180 bps, paid quarterly, with no principal repayment for the first three years. The outstanding amount of Series 2005-A as of December 31, 2010 was USD 156 million (2009: USD 281 million). As of the same date, an amount of USD 48.0 million (2009: USD 41.2 million) has been bought back by the Group.

        On May 22, 2009, NBG Finance Plc redeemed the EUR 1,500 million Floating Rate Notes issued in May 2007. At December 31, 2008, an amount of EUR 299 million was held by the Group.

        On October 9, 2009, NBG Finance Plc redeemed USD 300 million Floating Rate Notes issued in October 2007. As at December 31, 2008, an amount of USD 259 million was held by the Group.

        In September 2009, the Bank sold to institutional investors the amount of EUR 100 million, which are the proceeds of the securities issued under the EUR 10 billion covered bonds program, that described in Note 14.

        In September 2009, the Bank signed a long-term loan agreement with the European Investment Bank for a total amount of EUR 250 million. The main purpose of the loan facility is the financing of small and medium-sized enterprises and its interest rate has been set at three-month Euribor plus 0.576 bps. The loan facility matures on September 1, 2016.

        On December 7, 2009, Finansbank redeemed the second tranche of USD 221 million, of the term loan facility of USD 700 million, with a three year maturity and interest paid monthly at Libor plus 60 bps. The first tranche of USD 479 million was redeemed in December 2008.

        In August 2010, the floating rate Schuldscheindarlehen loan of EUR 500 million issued in August 2008 matured and the Bank redeemed the entire amount.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 25:    LONG-TERM DEBT (Continued)

(b)   Long-Term Subordinated debt

        Long-term Subordinated debts and the related rates and maturity date at December 31, comprised of:

2009
(in EUR thousands)
Fixed, 6.00% up to February 16, 2010, redeemable on or after Feb. 2015 and denominated in EUR	34,455
Fixed, 6.29% up to November 8, 2016, redeemable on or after Nov. 2016 and denominated in GBP	109,142
Fixed, 2.76%, redeemable on or after June 2015, matures through 2035 and denominated in JPY	102,088

Total	245,685

Variable, with a weighted average rate of 2.51%, redeemable on or after July 2013 and denominated in EUR	75,562
Variable, with a weighted average 3.66%, redeemable on or after Nov. 2014 and denominated in EUR	28,869
Variable, with a weighted average rate of 3.75%, redeemable on or after Nov. 2014 and denominated in USD	26,457

Total	130,888

2010
(in EUR thousands)
Fixed, 7.00% up to August 3, 2015, redeemable on or after Aug. 2015 and denominated in EUR	463,032
Fixed, 6.29% up to November 8, 2016, redeemable on or after Nov. 2016 and denominated in GBP	52,850
Fixed, 2.76%, redeemable on or after June 2015, matures through 2035 and denominated in JPY	100,441

Total	616,323

Variable, with a weighted average rate of 2.74%, redeemable on or after July 2013 and denominated in EUR	57,292
Variable, with a weighted average rate of 2.87%, redeemable on or after Nov. 2014 and denominated in EUR	27,444
Variable, with a weighted average rate of 7.42%, redeemable on or after Feb. 2015 and denominated in EUR	33,642
Variable, with a weighted average rate of 2.84%, redeemable on or after Nov. 2014 and denominated in USD	27,224

Total	145,602

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 25:    LONG-TERM DEBT (Continued)

Long-Term Subordinated fixed rate debt

        In June 2005, NBG Finance plc issued JPY 30 billion Callable Subordinated Fixed Rate Notes. The notes are due in June 2035 and are guaranteed on a subordinate basis by the Bank. The notes may be redeemed at the option of the Bank in or after June 2015. The notes carry a fixed rate of interest of 2.755%, which is payable semi-annually in arrears. These notes are hedged for changes in fair value but hedge accounting is not applied. For this reason, at January 1, 2008 the Bank elected to apply the fair value option for these notes and measure them at fair value with changes recognized in the income statement. During 2010, net gains resulting from changes in the fair value of these notes of EUR 52 million (2009: EUR 41 million) were recorded in Net trading loss. Fair value gains of EUR 60 million (2009: EUR 27 million) were attributable to changes in instrument specific credit risk, measured based on the change in the Bank's own credit spread. Interest expense is not recognized separately from fair value changes. The outstanding principal balance as at December 31, 2010 was EUR 276 million (2009: EUR 225 million).

        In November 2006, GBP 375 million series E Fixed/Floating Rate Subordinated Callable Notes were issued. The notes are guaranteed on a subordinate basis by the Bank. The notes have 31 year maturity and may be redeemed by the Group, in whole but not in part, in November 2016 or on any dividend date falling thereafter subject to the consent of the Bank of Greece. The current rate is 6.2889% until November 8, 2016 and three month LIBOR plus 2.08% thereafter, paid annually until November 8, 2016 and quarterly thereafter.

        On October 8, 2009, Finansbank redeemed, at the first repayment option date, the subordinated loan of amount USD 200 million, issued in October 2004 with original maturity of 10 years and an interest rate of 9% for the first five years and step up of 11.79% thereafter.

        In July 2010, the Bank completed the sale through a private placement, of a Lower Tier II note, totaling EUR 450 million. The note was issued on August 3, 2010 by the Bank's UK-based subsidiary NBG Finance Plc, under NBG guarantee, and has been listed for trading on the Luxembourg Stock Exchange. The note has a 10-year maturity, with right to early redemption by the issuer on the completion of five years and at each subsequent interest payment date. The annual interest rate for the first five years is set at 7.0%. If the right to early redemption is not exercised, the annual interest rate for the second five-year period increases to 9.5%.

Long-Term Subordinated variable rate debt

        In July 2003, EUR 350 million Series A Floating Rate Subordinated Callable Notes were issued. The notes are guaranteed on a subordinate basis by the Bank. The notes have 31 year maturity and may be redeemed by the Group, in whole but not in part, in July 2013 or on any dividend date falling thereafter, subject to the consent of the Bank of Greece. The current rate is three-month Euribor plus 175 bps until July 11, 2013 and Euribor plus 275 bps thereafter, paid quarterly.

        In November 2004, EUR 350 million series B CMS-Linked Subordinated Callable Notes were issued. The notes are guaranteed on a subordinate basis by the Bank. The notes have 31 year maturity and may be redeemed by the Group, in whole but not in part, in November 2014 or any dividend date falling thereafter subject to the consent of the Bank of Greece. The current rate is 6.25% for the first year and is then determined as the 10 year EUR CMS mid swap rate plus 12.5 bps reset every six months and capped at 8.00% paid semi-annually.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 25:    LONG-TERM DEBT (Continued)

        In November 2004, USD 180 million series C CMS-Linked Subordinated Callable Notes were issued. The notes are guaranteed on a subordinate basis by the Bank. The notes have 31 year maturity and may be redeemed by the Group, in whole but not in part, in November 2014 or any dividend date falling thereafter subject to the consent of the Bank of Greece. The current rate is 6.75% for the first year and is then determined as the 10 year USD CMS mid swap rate plus 12.5 bps reset every six months and capped at 8.50% paid semi-annually.

        In February 2005, EUR 230 million series D CMS-Linked Subordinated Callable Notes were issued. The notes are guaranteed on a subordinate basis by the Bank. The notes have 31 year maturity and may be redeemed by the Group, in whole but not in part, on February 16, 2015 or any dividend date falling thereafter subject to the consent of the Bank of Greece. The current rate is 6.00% until February 16, 2010 and, thereafter, is determined as the difference of the 10 year EUR CMS mid swap rate minus the 2 year mid swap rate multiplied by four subject to a minimum rate of 3.25% and capped at 10.00% paid annually.

        On June 22, 2009, the Bank announced a voluntary tender offer for the acquisition of any and all of the five series of the preferred securities issued by NBG Funding Ltd. The tender offer was for all the preferred securities in an aggregate nominal value of approximately EUR 1,050 million, excluding the preferred securities that had already been acquired on open market by the Bank of an aggregate nominal value of approximately EUR 450 million.

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

        Within 2010, the Bank proceeded in the purchase of an additional portion of the outstanding preferred securities of an aggregate nominal amount of EUR 47.9 million of series A, B and D, GBP 51.1 million of series E and USD 4.0 million of series C.

(c)   Long-Term Other debt

        "Other" primarily includes fixed rate borrowings of Finansbank and Finans Leasing amounting to EUR 107,123 thousand (of which EUR 71,296 thousand, EUR 7,460 thousand and EUR 28,367 thousand denominated in EUR, TL and USD respectively) and floating rate borrowings of the above mentioned companies, amounting to EUR 127,575 thousand (of which EUR 111,057 thousand, and EUR 16,518 thousand denominated in EUR and USD).

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

        The following table summarizes the Group's off-balance-sheet financial instruments, whose contract amounts represent credit risk, as of December 31:

	2009	2010
	(EUR in thousands)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit*:
Commercial and personal	19,084,911	17,878,471
Commercial real estate	29,659	3,472
Residential real estate	526,925	326,940
Commercial letters of credit	452,273	539,790
Standby letters of credit and financial guarantees written	6,369,777	6,684,876

*
Commitments to extend credit at December 31, 2009 and 2010 include amounts of EUR 1,597 million and EUR 901 million respectively, which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are included in the Risk Weighted Assets calculation under regulatory rules currently in force.

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

        Legal Contingencies.    The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of the management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Group. At December 31, 2009 and 2010 the Group has provided for cases under litigation the amount of EUR 60.7 million and EUR 43.6 million respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 26:    COMMITMENTS AND CONTINGENCIES (Continued)

Voluntary Retirement Schemes

        On December 31, 2010 the Bank's wholly owned subsidiary EH completed the voluntary retirement scheme, that had been announced on November 25, 2008, whereby employees fulfilling certain criteria had the opportunity to leave service receiving additional benefits to those provided by law, subject to the approval of the Voluntary Retirement Scheme Committee which included representatives of the company and its employees. A total of 237 employees have left service taking advantage of the provisions of the scheme (not including those who had subscribed to the scheme and subsequently withdrew their interest). The Group has recognized a total expense of EUR 46.7 million in respect of this scheme (EUR 16.8 million in 2008, EUR 24.6 million in 2009 and EUR 5.3 million in 2010). No further cost in respect of this scheme is expected to be incurred.

NOTE 27:    OTHER FEES AND COMMISSIONS

        Other fees and commissions for the years ended December 31, comprised:

	2008	2009	2010
	(EUR in thousands)
Custody, brokerage & investment banking	115,555	96,711	79,953
Retail lending fees	58,886	54,794	50,410
Corporate lending fees	140,615	148,884	149,364
Banking fees & similar charges	186,590	168,112	164,947
Fund management fees	52,515	33,639	31,018

Total	554,161	502,140	475,692

NOTE 28:    NET TRADING LOSS

        Net trading loss in 2008, includes gains of EUR 25,745 thousand relating to a loan with an embedded derivative that the Group elected to account for at fair value through the profit and loss instead of separating the embedded derivative. The loan was settled during 2008, therefore, the corresponding amount in 2009 and 2010 was nil.

        In addition to the losses on derivative instruments (see Note 11), the losses on deposits and the gains on long-term debt at fair value (see Note 20 and Note 25, respectively), net trading loss in 2008, 2009 and 2010 also includes gains from the re-purchase by the Group from the open market of debt securities issued by the Group of EUR 361,325 thousand, EUR 224,683 thousand and EUR 10,855 thousand respectively.

NOTE 29:    OTHER NON-INTEREST INCOME

        Other non-interest income at December 31, comprised:

	2008	2009	2010
	(EUR in thousands)
Income from insurance operations	852,557	990,054	1,017,172
Gain on disposal of premises and foreclosed assets	70,744	3,259	2,643
Hotel revenues	33,771	34,737	33,986
Other	84,604	62,740	107,452

Total	1,041,676	1,090,790	1,161,253

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 30:    OTHER NON-INTEREST EXPENSE

        Other non-interest expense at December 31, comprised:

	2008	2009	2010
	(EUR in thousands)
Insurance claims, reserves movement, commissions and reinsurance premia ceded	741,565	898,934	941,589
Credit card costs	34,051	29,580	30,067
Hotel running costs	35,306	37,143	37,125
Broker costs	15,762	10,507	6,996
Rental expense	101,441	110,296	120,386
Taxes and duties other than income tax	54,098	73,197	97,835
Promotion and advertising	87,451	83,325	78,502
Third party fees	166,989	135,966	185,611
Other	348,566	349,242	359,717

Total	1,585,229	1,728,190	1,857,828

NOTE 31:    INCOME TAX EXPENSE

        The significant components of the income tax expense for the years ended December 31, 2008, 2009 and 2010 are as follows:

	2008	2009	2010
	(EUR in thousands)
Income tax expense:
Current tax expense domestic	(106,050)	(84,783)	(110,967)
Current tax expense foreign	(54,073)	(78,965)	(149,212)
Deferred tax (expense)/benefit domestic	(36,263)	(46,745)	163,872
Deferred tax (expense)/benefit foreign	(45,695)	(10,131)	34,673

Total income tax expense	(242,081)	(220,624)	(61,634)

        The allocation of income before income tax expense between domestic and foreign is presented in note 38.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 31:    INCOME TAX EXPENSE (Continued)

        The differences between the average statutory income tax and the effective income tax are summarized as follows:

	2008	2009	2010
	(EUR in thousands)
Tax calculated based on statutory income tax rate of 24% (2008 & 2009:25%)	286,292	202,476	(36,084)
Effect of tax exempt income	(85,567)	(141,447)	(35,029)
Effect of different tax rates in other countries	(73,338)	(59,068)	(65,422)
Non deductible expenses	66,040	26,456	52,769
Statutory revaluation of fixed assets	(18,941)	89,768	—
Effect of change in income tax rate	40,006	25,360	40,211
General allowance for loans losses recognized only for tax purposes	(72,785)	(2,638)	—
Non-offsettable income taxes with current year income taxes	66,608	22,754	14,059
Tax audit settlement	19,189	—	2,494
Other	14,577	9,227	9,535

Income tax expense / (benefit) before additional income taxes	242,081	172,888	(17,467)

Additional tax under Greek Tax Law 3808/2009 and Tax Law 3845/2010	—	47,736	26,126
Non-offsettable income taxes in accordance with Law 3842/2010	—	—	52,975

Income tax expense after additional income taxes	242,081	220,624	61,634

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 31:    INCOME TAX EXPENSE (Continued)

        The significant components of deferred income tax assets and liabilities at December 31 comprised:

	2009	2010
	(EUR in thousands)
Deferred tax assets:
Allowance for loan losses	2,498	6,980
Mark to market valuation of securities and derivatives	186,118	662,550
Pension and other post retirement benefits	50,621	53,117
Insurance reserves	15,960	18,867
Revaluation of land and buildings	140,869	140,875
Intangibles recognised upon acquisition and other assets	408	311
Tax free reserves	—	17
Tax loss carried forward	147,040	289,134
Other	12,389	51,728

Gross deferred tax assets	555,903	1,223,579
Deferred tax assets / liabilities for netting	(159,874)	(156,999)

Net deferred tax assets	396,029	1,066,580

Deferred tax liabilities:
Allowance for loan losses	(40,721)	(39,971)
Mark to market valuation of securities and derivatives	(89,801)	(44,168)
Pension and other post retirement benefits	—	(1)
Revaluation of land and buildings	(1,088)	(1,351)
Intangibles recognised upon acquisition and other assets	(48,725)	(49,515)
Tax free reserves	(95,260)	(95,202)
Other	(46,683)	(65,837)

Gross deferred tax liabilities	(322,278)	(296,045)
Deferred tax liabilities / assets for netting	159,874	156,999

Net deferred tax liabilities	(162,404)	(139,046)

        Realization of deferred tax assets is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the deferred tax asset is considered realizable; however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 31:    INCOME TAX EXPENSE (Continued)

        The Group has recorded a deferred tax asset of EUR 289,134 thousand reflecting the benefit of EUR 1,392,034 thousand in loss carryforwards. Such deferred tax assets expire (i.e. last year of utilization of deferred taxes on losses) between 2013 and 2017 as follows:

(EUR in thousands)
2013	75,170
2014	57,265
2015	152,591
2016	1,344
2017	2,764

Total	289,134

        The deferred tax on the mark-to-market valuation of securities includes both trading and available-for-sale securities, as most of these mark-to-market gains/(losses) are not recognized for Greek income tax purposes.

        The applicable Greek statutory corporation income tax rate was 25% for 2008, 2009 and 24% for 2010.

        On September 25, 2008 a tax law (Law 3697/2008) was enacted in Greece, according to which the corporation tax rate will be reduced from 25% to 20% declining by 1% each year starting from 2010 to 2014.

        Based on the new tax rates, the Group examined the timing of the reversal of the temporary differences for the Greek entities and adjusted the deferred tax asset/liability amounts accordingly. The total effect, for the years ended December 31, 2009 and 2010 of the reduction in tax rate was an expense of EUR 25.4 million and EUR 40.2 million respectively.

        The new Tax Law 3943/2011 which was enacted in March 2011 provides that for the periods commencing from January 1, 2011 thereon, the nominal corporation tax rate is reduced to 20%. Furthermore, upon profit distribution a 25% withholding tax is imposed on distributed profits.

        In accordance with paragraph 3, article 10 of Law 3842/2010 regarding tax issues, the receivable amount of withholding taxes which is reflected in the Bank's corporate income tax returns for the year 2009 is not refunded provided that it relates to taxes withheld on bond interest income. In this respect, the Bank recognized in the statement of income the amount of EUR 53.0 million and reserved its legal rights on this issue.

        In accordance with Law 3845/2010 "Measures for the implementation of the support mechanism of the Greek economy through the eurozone Member-States and the International Monetary Fund", a non-recurring tax was imposed on legal entities for social responsibility purposes and is calculated on the total net income for the year 2009, provided that it exceeded EUR 100 thousand. The tax expense recognized in the Group's current year income statement amounted to EUR 26.1 million.

        On December 10, 2009, a tax law (Law 3808/2009) was enacted, according to which entities with profits exceeding EUR 5 million in 2008, were required to pay a special tax levy calculated on the higher of the taxable profits or IFRS profits reported for that year. The tax levy accrued to the Group's income statement of 2009 amounted to EUR 47.7 million.

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

Reconciliation of the Change in Unrecognized Tax Benefits

	2008	2009	2010
	(EUR in thousands)
Balance, at beginning of year	29,409	10,125	18,873
Decreases related to positions taken during prior years	(75)	—	(32)
Increases related to positions taken during the current year	6,014	15,525	3,500
Settlements	(22,544)	(7,008)	(11,606)
Effect of foreign exchange differences	(2,679)	231	28

Balance, at end of year	10,125	18,873	10,763

        During 2008, 2009 and 2010, the Group recognized within income tax expense the amount of EUR 111 thousand, EUR 44 thousand and EUR 50 thousand respectively, relating to interest. As of December 2008, 2009 and 2010, the Group's cumulative interest related to income taxes was EUR 169 thousand, EUR 199 thousand and EUR 57 thousand respectively.

        The Group companies file income tax returns in the jurisdictions in which they conduct business. We do not expect the total amounts of unrecognized tax benefits to significantly change within 12 months of the reporting date.

        During 2010, the settlement tax expense of "open" tax years of certain branches and subsidiaries amounted to EUR 11,606 thousand.

        The open tax years of the major companies of the Group are as follows:

Company	Open tax years
National Bank of Greece S.A.	2009-2010
NBG London Branch (United Kingdom)	2009-2010
Finansbank A.S. (Turkey)	2006-2010
United Bulgarian Bank A.D.-Sofia (Bulgaria)	2005-2010
Vojvodjanska Banka A.D. Novi Sad (Serbia)	2005-2010
Banca Romaneasca S.A. (Romania)	2006-2010
National Securities S.A. (Greece)	2009-2010
NBG Asset Management Mutual Funds S.A. (Greece)	2009-2010
Ethniki Leasing S.A. (Greece)	2009-2010
Ethniki Hellenic General Insurance S.A. (Greece)	2010

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 32:    RELATED PARTY TRANSACTIONS

        The Group has entered into transactions with the members of the Board of Directors of the Bank, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons. The aggregate amount of loans, deposits and letters of guarantee to such related parties totaled EUR 256.3 million, EUR 22.2 million and EUR 13.6 million respectively as at December 31, 2010 (2009: EUR 14.7 million, EUR 64.5 million and EUR 10.6 million respectively). The Group has also entered into transactions with its affiliates, which are accounted for by the equity method (see Note 13). The aggregate amount of receivables from affiliates totaled EUR 8.3 million, the amount of payables to affiliates totaled EUR 336.0 million and the amount of letters of guarantee to affiliates totaled EUR 13.4 million as at December 31, 2010 (2009: EUR 6.9 million, EUR 288.8 million and EUR 1.4 million respectively). The aggregate amount of income from affiliates totaled EUR 3.0 million and the amount of expense to affiliates totaled EUR 10.2 million (2009: EUR 1.6 million and EUR 8.0 million respectively).

        The total receivables of the Group from the employee benefits related funds as at December 31, 2010, amounted to EUR 298.1 million (2009: EUR 197.8 million). The total payables of the Group to the employee benefits related funds as at December 31, 2010, amounted to EUR 87.6 million (2009: EUR 48.0 million).

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

  The fixed return on the said preference shares is to be calculated accrued on an annual basis pro rata to the time period during which the Greek State remains a Preferred Shareholder and paid within one month as of the Bank's Annual Shareholders Meeting approval of the

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 33:    PAID-IN CAPITAL (Continued)

    annual financial statements for the respective year, subject to availability of distributable funds, in accordance with Article 44a of the Companies' Act, specifically profits from the last and/or previous financial years and/or reserves, and subject to prior authorization of the distribution of such available funds by a Bank's Annual Shareholders Meeting resolution. In case of inadequacy of distributable funds, the Preferred Shareholder is entitled to receive payment of fixed return on the preference shares in priority over the Common Shareholders, up to exhaustion of such distributable funds; and

  (b)
  upon liquidation, the right in liquidation proceeds in priority over all other shareholders.

        The Ministry of Economy and Finance, through its letter to the Bank of Greece (Protocol Number 39389/B2038/7.8.2009) clarified that the funds provided by the Greek State to the financial institutions through the issuance of preference shares, are for the support of the capital adequacy of the Greek banking sector and not for medium term funding. In this respect, the Government issued Law 3844/2010 under which, the preference shares are not mandatorily redeemable. However, if not redeemed after five years following their issuance, the coupon rate (i.e. 10%) is increased by 2% per annum cumulatively.

        On November 26, 2010, the Bank's Shareholders Extraordinary General Meeting approved the repurchase by the Bank of the Law 3723/2008 preference shares of a nominal value of EUR 350 million through payment in cash, subject to obtaining Bank of Greece and other statutory approvals. The approval by the Bank of Greece for the repurchase of the preference shares is still pending.

Other capital increases

        On February 18, 2010, the 2nd Repeat General Meeting of the Bank's shareholders approved the assignment to the Board of Directors of the right to issue bonds convertible to shares, as per the provisions of articles 3a and 13 of the Companies Act and article 5 of the Bank's Articles of Association, for a period of five years, up to an amount corresponding to 50% of the paid-up share capital of the Bank as at the time of the assignment of the said right, that is EUR 1,696 million. The Meeting authorized the Board to decide the particular terms and details of such issuance, as well as the procedure by which the bonds will be converted to shares.

        The Annual General Meeting of the Bank's Shareholders held on May 15, 2008, authorized the Board of Directors to increase the Bank's share capital through the issue of common shares with a pre-emptive right in favour of existing shareholders within a period of three years as of the date of the said Annual General Meeting and up to the amount that corresponds to 50% of the Bank's paid up share capital.

        Following the above authorizations, the Board of Directors on September 10, 2010, approved the increase of the Bank's ordinary share capital through a rights issue by offering:

  •
  121,408,315 new ordinary shares of nominal value of EUR 5.0 each and subscription price of EUR 5.2 each. The shares were offered to existing ordinary shareholders at a ratio of 1 new share for every 5 shares held. The total capital raised amounted to EUR 631,323 thousand of which EUR 607,041 thousand was credited to common stock and the remaining EUR 24,282 thousand to additional paid-in capital. The new shares were listed on the ATHEX on October 19, 2010; and

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 33:    PAID-IN CAPITAL (Continued)

  •
  227,640,590 convertible bonds to 227,640,590 new ordinary shares of nominal value of EUR 5.0 each and subscription price of EUR 5.2 each. The bonds were offered to existing ordinary shareholders at a ratio of 3 convertible bonds for every 8 shares held. The convertible bonds carried no interest and were convertible to ordinary shares after 7 days from their issuance. The total capital raised amounted to EUR 1,183,731 of which EUR 1,138,203 was credited to common stock and the remaining EUR 45,528 to additional paid-in capital. The new shares were listed on the ATHEX on October 25, 2010.

        On December 22, 2009, the Board of Directors of the Bank approved the share capital increase by EUR 99 thousand through the issue of 19.693 ordinary shares derived from the exercise of stock options under Programs A and B.

        In July 2009, following the Board of Directors' resolution on June 18, 2009, the Bank increased its ordinary share capital by offering 110,367,615 new ordinary shares of nominal value of EUR 5.00 each and subscription price of EUR 11.30 each through a rights issue. The shares were initially offered to existing ordinary shareholders at a ratio of 2 new shares for every 9 shares held. The total capital raised amounted to EUR 1,247,154 thousand, EUR 551,838 thousand of which was credited to common stock and the remaining amount less expenses incurred of EUR 653,518 thousand was credited to additional paid-in-capital.

        On June 26, 2008, the BoD of the Bank approved the share capital increase by EUR 1,940 thousand through the issue of 387,970 ordinary shares of a nominal value of EUR 5.00 and exercise price of EUR 22.12 derived from the exercise of stock options under Program B. The difference from the issue of shares above par value of a total amount of EUR 6,642 thousand was credited to the additional paid-in-capital. Furthermore, the total compensation cost for 2008 derived from share based payments amounted to EUR 10,503 thousand and was credited to additional paid-in-capital.

        On June 6, 2008, following the resolution of the Bank's Annual General Meeting of the Shareholders held on May 15, 2008 which approved the issue of redeemable preference shares of up to EUR 1.5 billion, the BoD of the Bank issued 25,000,000 Non-cumulative Non-voting Redeemable Preference Shares of a par value of EUR 0.30 each, which were offered in the form of American Depositary Shares in the United States, at a price of USD 25 per preference share (equivalent to EUR 16.11). The total proceeds of the offering amounted to USD 625 million or EUR 402.6 million. The annual dividend was set to USD 2.25 per Preference Share. The American Depositary Shares are evidenced by American Depositary Receipts and are listed on the New York Stock Exchange. The Preference Shares are redeemable at the option of the issuer on or after June 6, 2013, at par. If the Bank is wound up or liquidated, whether or not voluntarily, the Preference Shareholders will be entitled to receive, out of our liquidation proceeds, a distribution per preference share of an amount equal to the par value, before any distribution or payment may be made to holders of our ordinary shares or any other class of our shares ranking junior in respect of liquidation proceeds. The difference from the issue of preference shares above par value less the issue costs, of a total amount of EUR 382,775 thousand was credited to the additional paid-in-capital.

        Following the resolution of the Bank's Annual General Meeting of the Shareholders held on May 15, 2008, the Bank issued 19,067,838 new shares with a nominal value of EUR 5.00 per share to existing shareholders without payment, instead of additional EUR 1 dividend for the year 2007, at a ratio of four new shares for every one hundred shares owned. The difference between the current value less the issue costs of the shares and the nominal value of EUR 381,196 thousand was credited to additional paid-in capital.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 34:    REDEEMABLE NON-CONTROLLING INTEREST

        As part of the acquisition of Finansbank in 2006, Fiba Holdings A.S., retained a residual stake of 9.68% in the ordinary share capital of Finansbank, which was subject to put and call agreements, as provided for in the shareholders' agreement between the Bank and the Sellers, exercisable for a two year period commencing two years after closing of the acquisition at a multiple of between two and a half and three and a half times the book value of the Finansbank's share, subject to certain performance criteria. These put and call agreements are not legally detachable neither separately exercisable from the respective shares held by Fiba Holdings A.S. In August 2008 the Bank accepted the proposal of Fiba Holdings A.S. to acquire the shares of Finansbank held by the Sellers (9.68%), as provided for in the shareholders agreement between the Bank and the Sellers. The exercise price was determined in accordance with the agreement. In September 2008, NBG Finance (Dollar) Plc acquired the above shares from Fiba Holdings A.S.

        Similar put/call agreements that existed with the European Bank for Reconstruction and Development ("EBRD") and the International Finance Corporation ("IFC") with respect to 10.8% each of Stopanska Banka's share capital were settled in August 2010 following the exercise by EBRD and IFC of their put options.

        Of the redeemable NCI outstanding as at December 31, 2010, EUR 242.1 million relates to the fair value of the arrangement with IFC regarding 5% of Finansbank ordinary shares. In April 2007, the Bank disposed of 5% of Finansbank ordinary shares to IFC for USD 259.2 million. The price per share received from the IFC was determined to be the price per share paid by the Bank to the Finansbank shareholders during the Mandatory Tender Offer. This stake is subject to put and call arrangements, as provided for in the shareholders' agreement between the Bank and IFC, exercisable after 5 and 7 years, respectively. The put option price is the higher of (i) the fair market value of the shares as determined by independent valuation specialists, and (ii) the price received compounded semiannually with 6-month Libor plus 25 basis points. These put and call agreements are neither legally detachable nor separately exercisable from the respective shares held by IFC.

        The remaining redeemable NCI relate to similar put and call arrangements with EBRD with respect to 10.21% of Banca Romaneasca's share capital.

        Based on the terms of the above agreements, the ordinary shares subject to the put options described above are accounted for as redeemable non-controlling interest as described in note 3, in accordance with ASU 2009-04 (EITF Topic D-98). The redeemable NCI are currently or probably redeemable as of each balance sheet date presented. The amount presented as "Non-controlling interest—Temporary equity" relates to the redemption amount as estimated at each reporting date. Any changes in the redemption amount are recognized in "Accumulated Surplus".

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 35:    EARNINGS PER SHARE

        Basic earnings per share is computed by dividing net income for the year attributable to ordinary shareholders after deducting dividends declared to preferred shareholders by the weighted average number of ordinary shares outstanding during the year (amounts are presented in EUR thousand, except share and per share data).

	2008	2009	2010
Net income / (loss) attributable to NBG shareholders	821,424	527,049	(268,061)
Dividends to preference shares	(32,685)	(42,192)	(71,558)

Net income / (loss) adjusted for EPS computation	788,739	484,857	(339,619)
Weighted average common shares outstanding as reported	534,432,891	564,034,936	762,275,390
Adjustment for the effect of bonus element of the share capital increase	94,541,179	99,777,781	—

Adjusted weighted average common shares outstanding for basic earnings per share	628,974,070	663,812,717	762,275,390

Adjusted weighted average common shares outstanding for dilutive earnings per share	628,974,070	663,812,717	762,275,390

Basic earnings / (losses) per share	1.25	0.73	(0.45)
Diluted earnings / (losses) per share	1.25	0.73	(0.45)

        The per-share computations above reflect the additional shares relating to the stock dividend and the effect of the bonus element (i.e. issue of common stock at discount to market price) in the share capital increase took place in 2010, as described in Note 33. The adjustment, which corresponds to the factor of 1.1769 is applied retrospectively to all periods presented.

        Common shares from stock options are not included in the computation of the dilutive EPS for 2008, 2009 and 2010 because their impact would be anti dilutive based on current market prices.

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

        As of December 31, 2010, the Bank had excess capital under the applicable regulatory framework. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based and Tier I risk based ratios as set forth in the table below. There are no conditions or events since December 31, 2010 that management believes have changed the Bank's compliance with capital requirements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 36:    REGULATORY MATTERS (Continued)

        The Bank's actual capital amounts and ratios are also presented in the table below (amounts are expressed in EUR thousand, except ratios):

			For Capital Adequacy Purposes
	Actual		Minimum Required
	Amount	Ratio	Amount	Ratio
As of December 31, 2010:
Total Capital	9,890,974	18.5%	4,267,725	8.0%
(to Risk-Weighted Assets)
Tier I Capital	9,625,821	18.0%	2,133,862	4.0%
(to Risk-Weighted Assets)
As of December 31, 2009:
Total Capital	8,418,339	16.4%	4,107,116	8.0%
(to Risk-Weighted Assets)
Tier I Capital	8,418,339	16.4%	2,053,558	4.0%
(to Risk-Weighted Assets)
As of December 31, 2008:
Total Capital	7,645,015	16.2%	3,773,468	8.0%
(to Risk-Weighted Assets)
Tier I Capital	6,832,099	14.5%	1,886,734	4.0%
(to Risk-Weighted Assets)

        The actual capital amounts and ratios for the Group are presented in the table below (amounts are expressed in EUR thousand, except ratios):

			For Capital Adequacy Purposes
	Actual		Minimum Required
	Amount	Ratio	Amount	Ratio
As of December 31, 2010:
Total Capital	9,311,414	13.7%	5,455,878	8.0%
(to Risk-Weighted Assets)
Tier I Capital	8,958,703	13.1%	3,409,922	5.0%
(to Risk-Weighted Assets)
As of December 31, 2009:
Total Capital	7,590,412	11.3%	5,392,548	8.0%
(to Risk-Weighted Assets)
Tier I Capital	7,590,412	11.3%	3,370,343	5.0%
(to Risk-Weighted Assets)
As of December 31, 2008:
Total Capital	6,481,075	10.3%	5,015,689	8.0%
(to Risk-Weighted Assets)
Tier I Capital	6,256,592	10.0%	3,134,806	5.0%
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

(a)   Financial instruments not measured at fair value

        The following methods and assumptions were used to estimate the fair value of the Group's financial assets and liabilities, which are not recorded on the Group's balance sheet at fair value at December 31, 2009 and 2010:

        Cash, deposits, repos, money market investments:    The carrying amount of cash, deposits with central bank and other banks, repurchase and resale agreements and money market investments approximates their fair value.

        Loans:    Except for the loans designated at fair value (see (b) below), loans are not recorded at fair value on a recurring basis and their fair value is estimated for disclosure purposes only. The fair value of loans is estimated using discounted cash flow models. The discount rates are based on current market interest rates for loans with similar terms to borrowers of similar credit quality. For variable rate commercial loans that re-price frequently (within a relatively short time frame) and have no significant change in credit risk, fair value is based on carrying amount. Impaired loans secured with collateral are not considered to be "collateral dependent" if foreclosure is not probable and repayment is not expected to be provided solely by the underlying collateral, therefore such loans are not disclosed as Level 3 fair value measurements on a non-recurring basis. For impaired loans secured with collateral for which foreclosure is probable, the impairment was measured based on the fair value of the collateral. These measurements are classified as Level 3 in the fair value hierarchy (see Note 14).

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

	2009		2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(EUR in thousands)		(EUR in thousands)
Financial Assets:
Interest bearing deposits with banks	3,077,953	3,082,061	6,398,767	6,399,000
Held to maturity securities	99,604	100,182	3,611,797	2,626,824
Loans at amortized cost, net of allowance	72,922,138	73,269,534	75,303,928	75,220,207
Financial Liabilities:
Deposits at amortized cost	87,025,742	87,055,068	92,654,725	92,641,905
Other borrowed funds	310,784	310,377	1,111,663	1,109,408
Long-term debt at amortized cost	1,867,270	1,905,105	2,544,850	2,669,250

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

(b)   Financial instruments measured at fair value on a recurring basis

        The table below presents the fair value of those financial assets and liabilities that are measured at fair value on a recurring basis, analyzed by fair value measurement level as described in note 3.

	Fair value measurement using			Total assets/ liabilities at fair value
At December 31, 2009	Level 1	Level 2	Level 3
	(EUR in thousands)
Assets
Money market investments at fair value	1,111,955	127,912	—	1,239,867
Trading assets	2,819,565	285,058	63,117	3,167,740
Greek government bonds	2,058,414	3,678	8,766	2,070,858
Debt securities issued by other governments and public sector entities	153,812	41,174	—	194,986
Debt securities issued by Greek financial institutions	148,519	27,414	—	175,933
Debt securities issued by foreign financial institutions	271,451	18,882	53,689	344,022
Corporate debt securities issued by Greek companies	19,020	141,320	—	160,340
Corporate debt securities issued by foreign companies	112,397	52,590	662	165,649
Equity securities issued by Greek companies	29,692	—	—	29,692
Equity securities issued by foreign companies	7,682	—	—	7,682
Mutual fund units	18,578	—	—	18,578
Derivative assets	41,160	1,791,995	38,106	1,871,261
Available-for-sale securities	11,222,592	3,939,702	578,402	15,740,696
Greek government bonds	7,504,847	1,652,521	146,230	9,303,598
Debt securities issued by other governments and public sector entities	2,493,391	400,986	328,074	3,222,451
Corporate debt securities issued by companies incorporated in Greece	18,945	820,659	14,886	854,490
Corporate debt securities issued by companies incorporated outside Greece	362,138	1,065,507	89,212	1,516,857
Equity securities issued by companies incorporated in Greece	220,984	26	—	221,010
Equity securities issued by companies incorporated outside Greece	48,869	3	—	48,872
Mutual Fund units	573,418	—	—	573,418
Loans at fair value(1)	—	846,588	—	846,588
Other assets	289,153	62,306	—	351,459

Total Assets	15,484,425	7,053,561	679,625	23,217,611

Liabilities
Deposits at fair value(2)	—	803,776	4,893	808,669
Derivative liabilities	30,020	1,278,539	21,454	1,330,013
Long-term debt fair value(1)	1,387,695	102,089	—	1,489,784

Total liabilities	1,417,715	2,184,404	26,347	3,628,466

(1)
Amounts represent items for which the Group has elected the Fair Value Option under ASC 825 "Financial Instruments" (see Note 14 and Note 25).

(2)
Amounts represent items, which contain an embedded derivative and the Group has elected to account for at fair value through the profit and loss under the provisions of ASC 815 "Derivatives and Hedging" instead of separating the embedded derivative, and items that the Group has elected the Fair Value Option under ASC 825 "Financial Instruments" (Note 20).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	Fair value measurement using
				Total asset/ liability at fair value
At December 31, 2010	Level 1	Level 2	Level 3
	(EUR in thousands)
Assets
Money market investments at fair value	941,115	225,319	—	1,166,434
Trading assets	165,555	571,957	36,862	774,374
Greek government bonds	—	4,964	—	4,964
Debt securities issued by other governments and public sector entities	128,347	48,986	—	177,333
Debt securities issued by Greek financial institutions	—	29,541	79	29,620
Debt securities issued by foreign financial institutions	1,000	361,062	36,783	398,845
Corporate debt securities issued by Greek companies	—	16,956	—	16,956
Corporate debt securities issued by foreign companies	—	110,448	—	110,448
Equity securities issued by Greek companies	6,082	—	—	6,082
Equity securities issued by foreign companies	10,272	—	—	10,272
Mutual fund units	19,854	—	—	19,854
Derivative assets	3,448	1,692,148	35,596	1,731,192
Available-for-sale securities	4,169,976	10,151,330	191,564	14,512,870
Greek government bonds	—	7,355,343	72,980	7,428,323
Debt securities issued by other governments and public sector entities	3,359,284	401,422	—	3,760,706
Corporate debt securities issued by companies incorporated in Greece	—	1,094,863	14,346	1,109,209
Corporate debt securities issued by companies incorporated outside Greece	27,016	1,291,038	104,238	1,422,292
Equity securities issued by companies incorporated in Greece	138,480	8,016	—	146,496
Equity securities issued by companies incorporated outside Greece	145,850	648	—	146,498
Mutual Fund units	499,346	—	—	499,346
Loans at fair value(1)	—	559,107	—	559,107
Other assets	200,009	33,567	—	233,576

Total assets	5,480,103	13,233,428	264,022	18,977,553

Liabilities
Deposits at fair value(2)	—	1,240,133	623	1,240,756
Derivative liabilities	10,214	1,770,597	6,540	1,787,351
Long-term debt at fair value(1)	—	1,261,100	—	1,261,100

Total liabilities	10,214	4,271,830	7,163	4,289,207

(1)
Amounts represent items for which the Group has elected the Fair Value Option under ASC 825 "Financial Instruments" (see Note 14 and Note 25).

(2)
Amounts represent items, which contain an embedded derivative and the Group has elected to account for at fair value through the profit and loss under the provisions of ASC 815 "Derivatives and Hedging" instead of separating the embedded derivative, and items that the Group has elected the Fair Value Option under ASC 825 "Financial Instruments" (see Note 20).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

(c)   Transfers from Level 1 to Level 2

        In 2010, Greek government bonds amounting to EUR 6.3 million in financial assets at fair value through profit and loss and EUR 5,600.4 million in available-for-sale investment securities were transferred from Level 1 to Level 2, due to the significant reduction or disappearance of trading activity. For the same reason, long term debt for which the Group has elected the fair value option were also transferred from Level 1 to Level 2. The deteriorating macroeconomic conditions during 2010 in Greece, the severe recession of Greek economy, the unprecedented pressure on the public finances of the Hellenic Republic and the tensions related to Greek public finance have affected the liquidity of Greek government bonds traded on HDAT (the electronic dealing platform for Greek government bonds). As a result of this significant reduction in liquidity the Bank has reclassified the Greek government bonds from Level 1 to Level 2.

(d)   Valuation techniques:

        The fair value of trading assets and AFS debt securities are generally based on quoted market prices. For certain debt securities, market price quotes may not be readily available, or trading activity has slowed significantly or ceased. Some of these instruments are valued using a discounted cash flow model, which estimates the fair value of the securities using key inputs such as credit and interest rate risk. Principal and interest cash flows are discounted using an observable discount rate for similar instruments with adjustments that management believes a market participant would consider in determining fair value for the specific security. In particular, available for sale securities valued using valuation techniques with significant unobservable inputs principally comprise of securities that require correlation between various interest indices.

        The fair values of derivative assets and liabilities traded in the OTC market are determined using quantitative models that utilize multiple market inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors to value the position. The majority of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services. Estimation risk is greater for derivative asset and liability positions that are option-based where observable market inputs are less readily available or are unobservable. In particular, derivative products valued using valuation techniques with significant unobservable inputs include certain correlation products, such as correlation between various interest indices or correlation between various currencies. They also include products where implied volatility represents a significant input.

(e)   Reconciliation of Level 3 financial instruments:

        The tables below present a reconciliation of all financial assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

December 31, 2009 and December 31, 2010 including realized and unrealized gains/(losses) included in earnings and OCI.

	2009
	Balance at beginning of year	Gain/(losses) included in earnings	Gain/(losses) included in OCI	Purchases, issuances, and settlements	Transfer into/(out of) Level 3	Balance at end of year
	(EUR in thousands)
Trading assets	17,152	(22,218)	—	68,183	—	63,117
Greek government bonds	8,900	(574)	—	440	—	8,766
Debt securities issued by foreign financial institutions	8,252	(22,015)	—	67,452	—	53,689
Corporate debt securities issued by foreign companies	—	371	—	291	—	662
Net Derivatives	39,786	(4,740)	—	(18,394)	—	16,652
Available-for-sale securities	628,442	(12,502)	(14,272)	(1,042)	(22,224)	578,402
Greek government bonds	150,401	1,793	9,581	6,679	(22,224)	146,230
Debt securities issued by other governments and public sector entities	358,309	—	(22,085)	(8,150)	—	328,074
Corporate debt securities issued by companies incorporated in Greece	15,131	17	(262)	—	—	14,886
Corporate debt securities issued by companies incorporated outside Greece	104,601	(14,312)	(1,506)	429	—	89,212
Deposits at fair value	69,358	(2,912)	—	(61,553)	—	4,893

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	2010
	Balance at beginning of year	Gain/(losses) included in earnings	Gain/(losses) included in OCI	Purchases, issuances, and settlements	Transfer into/(out of) Level 3	Balance at end of year
	(EUR in thousands)
Trading assets	63,117	(6,921)	—	(10,568)	(8,766)	36,862
Greek government bonds	8,766	—	—	—	(8,766)	—
Debt securities issued by Greek financial institutions	—	(57)	—	136	—	79
Debt securities issued by foreign financial institutions	53,689	(6,906)	—	(10,000)	—	36,783
Corporate debt securities issued by foreign companies	662	42	—	(704)	—	—
Net Derivatives	16,652	40,938	—	(28,534)	—	29,056
Available-for-sale securities	578,402	(14,015)	(48)	(294,348)	(78,427)	191,564
Greek government bonds	146,230	3	(29,470)	1,027	(44,810)	72,980
Debt securities issued by other governments and public sector entities	328,074	(15,360)	5,573	(284,670)	(33,617)	—
Corporate debt securities issued by companies incorporated in Greece	14,886	9	(549)	—	—	14,346
Corporate debt securities issued by companies incorporated outside Greece	89,212	1,333	24,398	(10,705)	—	104,238
Deposits at fair value	4,893	241	—	(4,511)	—	623

        Gains and losses included in earnings are reported in Net trading loss, except for bonds' amortization of premium/discount which amounts to EUR 20,846 thousand for the year ended December 31, 2009 and to EUR 381 thousand for the year ended December 31, 2010 which is reported in Net interest income before provision for loan losses.

        For the year ended December 31, 2010, changes in unrealized gains/(losses) of Level 3 financial instruments still held at the reporting date amounted to EUR (7,578) thousand, EUR 39,852 thousand and EUR 10 thousand for trading assets, derivatives and deposits respectively.

        For the year ended December 31, 2009, changes in unrealized gains/(losses) of Level 3 financial instruments still held at the reporting date amounted to EUR (36,786) thousand, EUR (13,932) thousand and EUR (4,572) thousand for trading assets, derivatives and deposits respectively.

        The transfer out of Level 3 in 2009 relates to a security that gave the issuer the option after a certain period of time to change the interest rate on the bond to Euribor plus a spread, which the issuer exercised. The transfers out of Level 3 in 2010 relate to securities that have been reclassified in the held-to-maturity portfolio and therefore are no longer measured at fair value.

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

        NBG Group manages its business through the following business segments:

Retail Banking

        Retail banking includes all individual customers, professionals, small-medium and small sized companies (companies with annual turnover of up to EUR 2.5 million) of the Greek operations. The Bank, through its extended network of branches, offers to its retail customers various types of loan, deposit and investment products as well as a wide range of other traditional services and products.

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

Insurance

        The Group offers a wide range of insurance products through its subsidiary company, EH and other subsidiaries in SE Europe and Turkey.

International

        The Group's international banking activities, other than its Turkish operations, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish Operations

        The Group's banking activities in Turkey through Finansbank and its subsidiaries, include a wide range of traditional commercial banking services, such of commercial and retail credit, trade financing, foreign exchange and taking of deposits.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:    SEGMENT INFORMATION (Continued)

Other

        Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinate debt, loans to personnel etc.) and intersegment eliminations.

Breakdown by business segment

12-month period ended December 31, 2008	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in thousands)
Net interest income	1,718,379	324,967	200,908	46,097	454,389	872,623	(37,829)	3,579,534
Net fee and commission income	189,667	65,826	113,335	6,414	106,583	291,839	(1,595)	772,069
Other	1,087	(62,487)	172,794	142,412	60,680	37,399	222,343	574,228

Total operating income	1,909,133	328,306	487,037	194,923	621,652	1,201,861	182,919	4,925,831

Direct costs	(630,072)	(46,005)	(83,807)	(172,360)	(309,286)	(564,677)	(226,795)	(2,033,002)
Allocated costs and provisions	(565,018)	(86,039)	(32,679)	(2,147)	(83,730)	(114,750)	(42,520)	(926,883)
Share of profit of associates	—	—	(468)	595	440	—	(29,499)	(28,932)

Profit before tax	714,043	196,262	370,083	21,011	229,076	522,434	(115,895)	1,937,014

Segment assets as at 31 December 2008
Segment assets	28,511,304	18,429,200	23,312,965	2,380,694	11,073,694	14,451,982	2,790,681	100,950,520
Tax assets								372,722

Total assets								101,323,242

Other Segment items
Depreciation, amortisation & impairment charges	16,820	807	7,597	9,364	28,139	40,011	88,167	190,905
Provision for loans impairment & advances	259,493	42,581	15,151	1,586	83,730	114,750	20,340	537,631
Non-current assets additions	33,035	412	3,766	8,213	59,747	69,118	205,156	379,447

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:    SEGMENT INFORMATION (Continued)

Breakdown by business segment

12-month period ended December 31, 2009	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in thousands)
Net interest income	1,402,316	536,138	584,022	48,832	488,762	968,856	(62,611)	3,966,315
Net fee and commission income	166,243	72,270	95,488	3,872	94,040	228,546	(71)	660,388
Other	(26,448)	(67,169)	268,099	149,498	17,873	96,860	11,679	450,392

Total operating income	1,542,111	541,239	947,609	202,202	600,675	1,294,262	(51,003)	5,077,095

Direct costs	(670,025)	(53,509)	(79,390)	(182,192)	(302,526)	(523,994)	(255,232)	(2,066,868)
Allocated costs and provisions	(798,813)	(207,704)	(190,290)	(70,431)	(189,914)	(250,085)	(51,042)	(1,758,279)
Share of profit of associates	—	—	(1,429)	560	783	(190)	393	117

Profit before tax	73,273	280,026	676,500	(49,861)	109,018	519,993	(356,884)	1,252,065

Segment assets as at 31 December 2009
Segment assets	31,961,306	18,639,070	26,859,396	2,851,745	11,446,389	15,819,570	5,453,008	113,030,484
Tax assets								363,699

Total assets								113,394,183

Other Segment items
Depreciation, amortisation(1)	20,096	1,021	3,538	9,127	32,688	42,186	104,784	213,440
Credit provisions and other impairment charges	442,576	151,257	171,804	69,813	189,914	250,085	28,196	1,303,645
Non-current assets additions	14,814	634	11,741	8,289	62,445	58,782	115,725	272,430

(1)
Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortisation and write-offs of intangible assets recognised on business combinations.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:    SEGMENT INFORMATION (Continued)

Breakdown by business segment

12-month period ended December 31, 2010	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in thousands)
Net interest income	1,368,231	621,918	472,177	54,066	461,836	1,053,634	116,095	4,147,957
Net fee and commission income	127,788	77,841	37,556	8,054	102,260	262,723	(6,297)	609,925
Other	(25,223)	(73,770)	(205,549)	101,146	28,456	47,939	8,595	(118,406)

Total operating income	1,470,796	625,989	304,184	163,266	592,552	1,364,296	118,393	4,639,476

Direct costs	(683,711)	(53,058)	(77,823)	(159,653)	(300,583)	(659,239)	(160,099)	(2,094,166)
Allocated costs and provisions	(1,155,003)	(259,477)	(60,472)	(37,603)	(209,568)	(144,586)	(42,569)	(1,909,278)
Share of profit of associates	—	—	310	903	1,055	289	(959)	1,598

Profit before tax	(367,918)	313,454	166,199	(33,087)	83,456	560,760	(85,234)	637,630

Segment assets as at 31 December 2010
Segment assets	30,079,448	18,957,278	29,793,880	3,052,124	10,506,104	20,619,183	7,129,220	120,137,237
Tax assets								607,368

Total assets								120,744,605

Other Segment items
Depreciation, amortisation(1)	19,746	1,291	5,968	9,698	35,483	53,633	101,441	227,260
Provision for loans impairment & advances	796,593	204,037	39,865	36,987	209,528	144,586	18,731	1,450,327
Non-current assets additions	8,730	13,254	4,093	5,137	52,360	67,704	105,934	257,212

(1)
Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortisation and write-offs of intangible assets recognised on business combinations.

Reconciliation of Profit before tax per IFRS reported for the segments to Income / (loss) before income tax expense per US GAAP	2008	2009	2010
	(EUR in thousands)
Profit before tax	1,937,014	1,252,065	637,630
Dividend paid and transactions on financial instruments classified within equity under IFRS	252,706	186,289	(369)
Hedging of Interest Rate Risk and Net Investment Hedge	(885,202)	(430,170)	(693,471)
Fixed assets measurement difference	31,761	26,810	8,733
Effective Interest Rate income recognition method	(77,446)	(88,820)	(40,776)
Redeemable non-controlling interests	(11,260)	(1,282)	29,636
Foreign exchange differences on AFS debt securities	(97,381)	28,800	(78,220)
Difference of equity in earnings of investees	8,268	(21,515)	1,797
Impairment of AFS securities	—	(120,538)	(23,979)
Other	(13,291)	(21,734)	8,667

Income/(loss) before income tax expense	1,145,169	809,905	(150,352)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:    SEGMENT INFORMATION (Continued)

Breakdown of total assets, total revenue, income/(loss) before income tax expense and net income/(loss) attributable to NBG shareholders by geographical location

	Total assets	Total revenue	Income/(loss) before income tax expense	Net income/(loss) attributable to NBG shareholders
	(EUR in thousands)
12-month period ended December 31, 2008
Domestic	72,775,920	4,846,981	480,453	320,111
Foreign	29,073,255	3,392,662	664,716	501,313

Group	101,849,175	8,239,643	1,145,169	821,424

12-month period ended December 31, 2009
Domestic	82,002,985	4,818,134	242,903	79,498
Foreign	31,181,173	3,132,746	567,002	447,551

Group	113,184,158	7,950,880	809,905	527,049

12-month period ended December 31, 2010
Domestic	83,840,637	3,776,289	(786,711)	(771,417)
Foreign	34,974,665	3,155,711	636,359	503,357

Group	118,815,302	6,932,000	(150,352)	(268,060)

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

Other Defined Contribution Pension Plans

        The London branch of the Bank and Group companies among which UBB, SABA, Ethniki Asset Management Mutual Funds, EH, NBGI Private Equity Ltd and NBGI Private Equity Funds also make contributions to other defined contribution pension plans and funds for their employees.

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

        Total contributions to social security funds, state run plans and defined contribution plans for 2009 and 2010 were EUR 371.1 million and EUR 371.3 million respectively. As mentioned above, as of August 1, 2008, the Bank's pension plan and the pension branch of EH benefit plan were incorporated in IKA-ETAM and therefore ceased to exist as separate defined contribution plans.

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

Lump sum and annuity benefits

        Most EH and former Ethnokarta employees are entitled to benefits from Deposit Administration Fund (DAF) type policies, which offer lump sum benefits and pension benefits additional to those offered by social security funds or main pension plans. Such benefits are usually based on the employees' salary and years of service, and vary depending on the provisions of each policy. NBG Cyprus sponsors a Gratuity Plan for its employees, offering lump sum benefits based on final pay and years of service.

Benefits for the employees' children

        Benefits to employees' children are lump sum and are also based on the parents' salary and pension where applicable and on the age at which the child receives the benefits. Such benefits are offered to former Ethnokarta employees' children through a DAF type policy, as well as to the Bank's employees' children through a separate fund. Net periodic costs for these defined benefit plans and termination indemnities include the following components which are recognized in the income statement for the periods ended:

	2008	2009	2010
	(EUR in thousands)
Service cost	11,857	15,918	17,546
Interest cost	19,066	21,695	22,519
Expected return on plan assets	(12,809)	(2,281)	(2,968)
Amortization of actuarial losses	1,132	17,816	14,883
Amortization of prior year cost	97	1,769	294
Costs of additional benefits	22,611	29,466	9,821

Net periodic pension cost	41,954	84,383	62,095

        Included in cost of additional benefits in 2008 are costs of voluntary retirement schemes of Group companies: EH EUR 16.8 million and Vojvodjanska EUR 1.4 million.

        Included in cost of additional benefits in 2009 are costs of voluntary retirement schemes of Group companies: EH EUR 24.6 million.

        Included in cost of additional benefits in 2010 are costs of voluntary retirement schemes of Group companies: EH EUR 5.3 million.

        The decrease in the expected return of plan assets in 2009 is mainly due to the fall in value of plan assets in 2008, resulting from the decrease in the value of the common stock of the Bank during the same period. The proportion of the Bank's common stock in plan assets is analyzed below.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 39:    EMPLOYEE BENEFIT PLANS (Continued)

        Weighted average assumptions used to determine the net periodic pension cost for the years ended December 31:

	2008	2009	2010
Discount rate	5.4%	5.4%	5.2%
Expected return on plan assets	7.2%	6.1%	6.4%
Rate of compensation increase	4.6%	5.3%	5.1%

        To set the expected long-term rate of return assumptions the Group uses forward looking assumptions. In particular, as regards Greek equities, the Group used the return on 10-year government bonds as at the end of the reporting period plus an equity risk premium based on a basket of company shares listed on the Athens Stock Exchange. As regards Deposit Administration Fund assets, the 10-year term deposit EUR rate is used, adjusted for past return experience.

        The aggregated funding status recognized in the consolidated balance sheet is reconciled below as follows for the years ended December 31:

	2008	2009	2010
	(EUR in thousands)
Change in pension benefit obligation ("PBO"):
PBO, beginning of year	413,441	482,069	472,896
Service cost	11,857	15,918	17,546
Interest cost	19,066	21,695	22,519
Employee contributions	7,093	6,752	6,353
Actuarial loss/(gain)	85,140	14,016	(30,682)
Adjustment for disposal and other	993	(1,566)	1,291
Benefits paid from the Fund	(53,624)	(56,795)	(68,744)
Benefits paid directly by the Group	(17,197)	(25,610)	(25,552)
Settlements/Terminations/Curtailments	13,737	15,085	6,418
Prior service cost arising over last period	1,563	1,332	98

PBO, end of year	482,069	472,896	402,143

	2008	2009	2010
	(EUR in thousands)
Change in plan assets:
Fair value, beginning of year	183,193	68,001	68,968
Actual return on assets	(94,782)	19,517	(31,839)
Employer contributions	26,360	38,713	127,472
Employee contributions	7,093	6,752	6,353
Expenses	(239)	(7,220)	—
Benefits paid	(53,624)	(56,795)	(68,744)

Fair value, end of year	68,001	68,968	102,210

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 39:    EMPLOYEE BENEFIT PLANS (Continued)

        Increased employer contributions paid by the Group relate to advanced funds to a funded plan in excess of the EUR 20.3 million total expected contributions, which will be repaid by the plan in the future.

        The amounts recognized in the Balance Sheet at December 31, are as follows:

	2008	2009	2010
Funded status, end of year	(414,069)	(403,928)	(299,933)

        The weighted-average assumptions used in determining the benefit obligation of such plans at December 31 are as follows:

	2008	2009	2010
Discount rate	5.4%	5.2%	5.3%
Rate of compensation increase	5.3%	5.1%	3.4%
Pension increase	2.5%	2.5%	2.5%

        Additional year-end information for pension plans with accumulated benefit obligations in excess of plan assets at December 31:

	2008	2009	2010
	(EUR in thousands)
Projected benefit obligation	482,069	472,896	402,143
Accumulated benefit obligation	378,144	369,281	328,602
Fair value of plan assets	68,001	68,968	102,210

        The amounts recognized in accumulated "Other Comprehensive Income" at December 31 are as follows:

	2008	2009	2010
	(EUR in thousands)
Net actuarial losses	215,115	184,321	170,532
Prior Service cost	1,886	2,340	1,756

        Other Changes in Plan Assets and Benefit Obligations recognized in Other comprehensive income/ (loss) at December 31 are as follows:

	2008	2009	2010
	(EUR in thousands)
Net Loss / (Gain)	192,731	(3,220)	4,125
Prior Service Cost / (Credit)	1,563	2,223	98
Amortization of (Losses) / Gains	(6,542)	(27,574)	(18,340)
Amortization of Prior Service Cost	(97)	(1,769)	(396)

Total recognized on Other comprehensive income / (loss)	187,655	(30,340)	(14,513)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 39:    EMPLOYEE BENEFIT PLANS (Continued)

        The estimated amounts to be amortized from accumulated other comprehensive income into net periodic benefit cost during financial year 2011 are EUR 0.1 million of prior service cost and EUR 13.9 million of net actuarial loss.

        The following table indicates actual and targeted plan asset allocation for the Group's funded defined benefit pension plans:

	2009		2010
					2011
	Amount	Proportion	Amount	Proportion
	(EUR in thousands)		(EUR in thousands)
Equity securities	54,868	80%	28,885	28%	30%—60%
Other	14,100	20%	73,325	72%	40%—70%

Total	68,968	100%	102,210	100%

        The overall investment objective of the Group is to optimize returns at an acceptable level of risk within the requirements of the local laws, where applicable.

        All equity securities are the Bank's own equity securities and "other" relate to deposits and assets of deposit administration fund policies issued by the Group's main insurance company EH. Equity securities are measured based on closing prices in an active market as at the measurement date (Level 1) and deposit administration fund assets and deposits are measured at the fund balance plus any accrued return to policyholders.

        Benefit payments projected to be made from the defined benefit plans are as follows:

Benefit payments projected
(EUR in thousands)
2011	58,505
2012	22,876
2013	23,609
2014	28,606
2015	33,077
2016-2020	201,609

        In 2011, the Group is expected to make EUR 15.8 million in contributions to funded plans and EUR 14.9 million in retirement indemnities.

NOTE 40:    SHARE BASED PAYMENT

        At the General Meeting held on June 22, 2005, a stock option program was approved for the executive directors, executive management and personnel of the Group (Program A). The maximum number of new ordinary shares to be issued under Program A was set at 2.5 million and adjusted to 3.5 million as a consequence of the four to ten share capital increase in 2006. Program A was set to last for five years and expired in 2010. Under the terms of Program A, the exercise price range was between EUR 5.0 and 70% of the average market price for the ordinary shares over a period starting

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 40:    SHARE BASED PAYMENT (Continued)

on January 1 of the financial year during which such rights were granted until and including the first exercise date.

        At the repeat General Meeting held on June 1, 2006, a new Group-wide stock option program was approved for the Bank's executive directors, executive management and personnel of the Group (Program B). The maximum number of new ordinary shares to be issued under Program B was set at 2.5 million and adjusted to 3.5 million as a consequence of the four to ten share capital increase in 2006. Program B shall last five years and expires in 2011. Under the terms of Program B, the exercise price range is between EUR 5.0 and 70% of the average market price for the ordinary shares over a period starting on June 2, 2006 until the date at which such rights are first exercised.

        At the repeat General Meeting held on June 28, 2007, the shareholders of the Bank approved a new Group-wide stock option program for the Bank's executive directors, executive management and personnel of the Group (Program C). Program C is set to last eight years and expires in 2015. The stock options were to be granted up until 2010. The maximum number of new ordinary shares to be issued under Program C was originally set at 12 million and adjusted to approximately 12.5 million as a consequence of four for every hundred shares held issue as stock dividend, in accordance with the resolution passed at the repeat General Meeting held on May 15, 2008. The maximum number of options that can be granted per year cannot exceed 1% of the total number of ordinary shares outstanding. The strike price shall be within the range of EUR 5.0 to 85% of the average market price of the ordinary shares within the time period from January 1 of the year the options are granted until October 31 of that same year. No stock options have been granted under this program.

        In all three stock option programs, adjustments to the number of options not yet granted or exercised, the ordinary shares underlying those options and the strike price for exercising those are made to maintain the economic value of those options in cases where the Bank's share capital has changed.

        The total number of share options granted, exercised and cancelled per Program, are analyzed as follows:

	Group
	Program A 1st grant	Program A 2nd grant	Program B
Total share options granted per Program	2.992.620	496.500	3.014.100
Adjustments due to share capital increases	120.315	35.632	162.720
Number of share options exercised	(1.426.883)	(53.475)	(798.590)
Number of share options cancelled	(1.686.052)	(478.657)	(379.734)

Outstanding balance	—	—	1.998.496

        At December 10, 2010, the outstanding options of Program A 1st and 2nd grant expired.

        All outstanding options of Program B could have been exercised between June 1, 2011 and June 10, 2011. At June 10, 2011, the unexercised options expired.

        The options are forfeited if the employee is fired with cause and may be forfeited or maintained pursuant to a discretionary decision of the Bank's Board of Directors if the employee resigns from the Group before the options are exercised.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 40:    SHARE BASED PAYMENT (Continued)

        Details of the share options outstanding during the period to December 31, 2010 and December 31, 2009 are as follows:

Stock options	Balance	Weighted average exercise price	Weighted average remaining contractual term	Aggregate Intrinsic value
		(EUR)		(EUR)
Outstanding at January 1, 2010	4,150,463	20.79	—	—
Cancelled during the year	(2,151,967)	21.11	—	—

Outstanding at December 31, 2010	1,998,496	20.45	0.5	—

Vested but not exercised at December 31, 2010	1,998,496	20.45	0.5	—

        The weighted average exercise price per option was EUR 20.90 and EUR—for 2009 and 2010 respectively and the weighted average remaining contractual term of options outstanding is 1.26 and 0.5 years for 2009 and 2010 respectively. As of December 31, 2010, there are no non-vested share options. Therefore, the total unrecognized compensation cost related to non vested share-based compensation arrangements granted under the Plan, was nil. Due to the current financial crisis the Bank's market share price fell below the exercise price of the option so that its intrinsic value is nil. The aggregate intrinsic value for options exercised in 2009 and 2010 was nil.

        No new options were granted in 2009 or 2010. The total fair value of options vested during 2009 and 2010 was EUR 7,720 thousand and EUR 4,814 thousand.

        The total expense recognized during, 2008, 2009 and 2010 amounted to, EUR 6.1 million, EUR 8.3 million and EUR 10.5 million respectively.

        At the General Meeting held on May 25, 2007, the shareholders of the Bank approved the distribution to the Bank's staff of bonus shares with the issuance of 350,000 new ordinary shares of a par value of EUR 5.00, by capitalizing profits of EUR 1.75 million, resulting in a share capital increase of an equal amount. For a period of three years following their issuance (up to October 6, 2010), such new ordinary shares may be transferred only pursuant to approval granted at the General Meeting. The total expense recognized during 2008, 2009 and 2010 amounted to EUR 4,433 thousand, EUR 4,433 thousand and EUR 1,847 thousand respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 41:    ACCUMULATED OTHER COMPREHENSIVE INCOME ATTRIBUTABLE TO NBG SHAREHOLDERS

        The components of accumulated other comprehensive income, net of taxes, comprise:

	Foreign Currency Items	Unrealized gains/(losses) on Available- for-Sale Securities	Pension liability	Accumulated Other Comprehensive Income
	(EUR in thousands)
Balance, January 1, 2008	307,346	(12,137)	(24,149)	271,060
Changes during 2008	(1,032,477)	(785,324)	(150,098)	(1,967,899)

Balance, December 31, 2008	(725,131)	(797,461)	(174,247)	(1,696,839)
Changes during 2009	(55,790)	211,144	24,358	179,712

Balance, December 31, 2009	(780,921)	(586,317)	(149,889)	(1,517,127)
Changes during 2010	181,952	(2,148,314)	14,668	(1,951,694)

Balance, December 31, 2010	(598,969)	(2,734,631)	(135,221)	(3,468,821)

NOTE 42:    FOREIGN EXCHANGE POSITION

        At December 31, 2010, the EUR equivalent of the assets and liabilities, which are denominated in foreign currency, amounted to EUR 31,175,825 thousand (EUR 27,068,001 thousand for 2009 and EUR 25,201,480 thousand for 2008) and EUR 23,831,372 thousand (EUR 20,759,532 thousand for 2009 and EUR 21,649,768 thousand for 2008), respectively.

NOTE 43:    POST BALANCE SHEET EVENTS

        On May 6, 2011, the Bank issued the 5th and 6th series of covered bonds of total amount EUR 1.8 billion under its second covered bonds programme of EUR 15 billion. In particular:

  •
  the 5th series of EUR 500 million matures in September 2013 (with a ten-year extension option) and bears interest at the ECB rate plus a margin of 230 bps; and

  •
  the 6th series of EUR 1.3 billion matures in September 2014 (with a ten-year extension option) and bears interest at the ECB rate plus a margin of 250 bps.

        Furthermore, on the same day the Bank proceeded with the cancellation of:

  •
  EUR 650 million covered bonds which was part of the 1st series of EUR 1 billion, issued on November 28, 2008 and was part of the first covered bond programme of EUR 10 billion

  •
  EUR 800 million covered bonds which was part of the 2nd series of EUR 1 billion, issued on November 28, 2008 and was part of the first covered bond programme of EUR 10 billion; and

  •
  EUR 350 million covered bonds which was part of the 5th series of EUR 1 billion, issued on May 11, 2010 and was part of the first covered bond programme of EUR 10 billion.

        On May 11, 2011, Finansbank issued USD 500 million Senior Unsecured Notes, with a 5 year maturity and interest at 5.5%, paid semi-annually.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 43:    POST BALANCE SHEET EVENTS (Continued)

        On June 2, 2011, the Bank proceeded with the cancellation of EUR 150 million covered bonds which was part of the 2nd series of EUR 1 billion, issued on November 28, 2008 and was part of the first covered bond programme of EUR 10 billion.

        On June 3, 2011, Finansbank's Board of Directors resolved to issue bank bonds with a total principal amount of TL 1 billion with a maturity up to one year.

        On June 7, 2011, under the government guaranteed borrowings facility provided by Law 3723/2008 (the second pillar), the Bank issued EUR 1,925.0 million Floating Rate Notes due in June 2014, bearing interest at a rate of three-month Euribor plus 1,200 bps, payable on an annual basis. The bonds are held by the Bank and are currently rated B3 by Moody's.

        On June 20, 2011, the Bank issued a second tranche of EUR 1 billion for the 5th series of covered bonds, under its second covered bonds programme of EUR 15 billion, which matures in September 2013 (with a ten-year extension option) and bears interest at the ECB rate plus a margin of 230 bps.

        Furthermore, on the same date the Bank proceeded with the cancellation of:

  •
  EUR 300 million covered bonds which was part of the 1st series of EUR 1 billion, issued on November 28, 2008, and was part of the first covered bonds programme of EUR 10 billion; and

  •
  EUR 650 million covered bonds which was the remaining part of the 5th series of EUR 1 billion issued on May 11, 2010, and was part of the first covered bonds programme of EUR 10 billion.

        On June 23, 2011, the Bank's General Meeting of Shareholders approved the non-payment of dividends to ordinary shareholders as a result of the participation of the Bank in the Hellenic Republic bank support plan and the non-payment of dividends to holders of our non-cumulative non-voting redeemable preference shares and to the Greek State, as sole holder of the 70,000,000 preference shares issued as part of our participation in the Hellenic Republic bank support plan, in accordance with the Bank's Articles of Association, the Law 3965/2011 and the provisions of article 44a in combination with articles 42c and 43 of the Greek Companies Act, which prohibit the payment of dividends in the absence of sufficient distributable funds.