Form 20-F/A
period 2010-12-31
NATIONAL BANK OF GREECE SA
filed 2011-07-22
CIK 1096061

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

None

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as at December 31, 2010, the close of the period covered by the annual report:

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

Yes ☐   No ☒

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

Yes ☐   No ☒

Explanatory note

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our Annual Report on Form 20-F for the fiscal year ended December 31, 2010, originally filed with the U.S. Securities and Exchange Commission on June 23, 2011 (“Form 20-F”). The sole purpose of this Form 20-F/A is to amend the Form 20-F to provide Interactive Data File disclosure as Exhibit 101 to this Form 20-F/A in accordance with Rule 405 of Regulation S-T. The Interactive Data File disclosure attached as Exhibit 101 to this Form 20-F/A is the first Interactive Data File meeting the detailed tagging requirements under Rule 405 of Regulation S-T.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any Item of the Form 20-F.

ITEM 19  EXHIBITS

Exhibit Number	Description of Exhibits

1*	An English translation of the Articles of Association of the Bank, as amended with effect from October 2010.

8*	Subsidiaries of the Bank.

12.1*	Certification of the Chief Executive Officer, the Deputy Chief Executive Officer and the Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.

13.1*

Certification of the Chief Executive Officer, the Deputy Chief Executive Officer and the Chief Financial Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

* Previously filed as an exhibit to the original filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for this filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NATIONAL BANK OF GREECE S.A. (Registrant)

By:	/s/ APOSTOLOS TAMVAKAKIS

Apostolos Tamvakakis
Chief Executive Officer

Date: July 22, 2011