Form 20-F
period 2011-12-31
NATIONAL BANK OF GREECE SA
filed 2012-05-15
CIK 1096061

Use these links to rapidly review the document

INDEX TO FINANCIAL STATEMENTS

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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
Tel: +30 210 334 2310—Email:IR@NBG.gr
86 Eolou Street, 10232 Athens, Greece
(Name, Telephone, E-mail and/or Facsimile number and Address of company contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Name of each exchange on which registered
American Depositary Shares each representing one Ordinary Share	New York Stock Exchange
Ordinary Shares	New York Stock Exchange*
American Depositary Shares each representing one Series A Non-cumulative Preference Share	New York Stock Exchange
Series A Non-cumulative Preference Shares	New York Stock Exchange*

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

None

Number of outstanding shares of each of the Registrant's classes of capital or common stock as at December 31, 2011, the close of the period covered by the annual report:

956,090,482 Ordinary Shares of nominal value EUR 5.00 per share

25,000,000 Series A Preference Shares of a nominal value of EUR 0.30 per share

270,000,000 Redeemable Preference Shares of a nominal value of EUR 5.00 per share issued to the Hellenic Republic

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

Large accelerated filer ☒        Accelerated filer ☐        Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒        International Financial Reporting Standards as issued by the International Accounting Standards Board ☐        Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐        Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐        No ☒

		Page
B.	Memorandum and Articles of Association	253
C.	Material Contracts	262
D.	Exchange Controls	262
E.	Taxation	263
F.	Dividends and Paying Agents	267
G.	Statements by Experts	267
H.	Documents on Display	268
I.	Subsidiary Information	268
J.	Relationship with the Hellenic Republic	268
Item 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	269
Item 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	279
PART II		281
Item 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	281
Item 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	281
A.	General Effect of the Modifications on the Rights of Security Holders	281
Item 15	CONTROLS AND PROCEDURES	283
(a)	Disclosure Controls and Procedures	283
(b)	Management's Annual Report on Internal Control over Financial Reporting	284
(c)	Report of Independent Registered Public Accounting Firm	286
(d)	Changes in Internal Control over Financial Reporting	287
Item 16A	AUDIT COMMITTEE FINANCIAL EXPERT	287
Item 16B	CODE OF ETHICS	288
Item 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	288
Item 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	289
Item 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	289
Item 16F	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT	289
Item 16G	CORPORATE GOVERNANCE	289
PART III		291
Item 17	FINANCIAL STATEMENTS	291
Item 18	FINANCIAL STATEMENTS	291
Item 19	EXHIBITS	291
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 (AS RESTATED) AND 2011 AND FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 (BOTH AS RESTATED) AND 2011		F-1
INDEX TO FINANCIAL STATEMENTS		F-2
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		F-3
Consolidated Balance Sheets		F-4
Consolidated Statements of Income and Comprehensive Income		F-5
Consolidated Statements of Shareholders' Equity		F-7
Consolidated Statements of Cash Flows		F-9
Notes to Consolidated Financial Statements		F-11

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

        All references in this annual report on Form 20-F (the "Annual Report") to the "Bank" or "NBG" are to National Bank of Greece S.A. without its subsidiaries. The Bank and its consolidated subsidiaries, collectively, are referred to in this Annual Report as the "NBG Group" or the "Group". All references in this Annual Report to "we", "us" or "our" are, as the context requires, to the Bank or to the NBG Group as a whole. In addition, all references in this Annual Report to the "Greek State" or "Hellenic Republic" are to the Hellenic Republic.

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

        Solely for convenience, this Annual Report contains translations of certain euro amounts into U.S. dollars at specified rates. These are simply convenience translations and you should not expect that a euro amount actually represents a stated U.S. dollar amount or that it could be converted into U.S. dollars at the rate suggested, or any other rate. In this Annual Report, the translations of euro amounts into U.S. dollars, where indicated, have been made at the noon buying rate for cable transfers of euro into U.S. dollars of US$1.00 = 0.7559, as certified for customs by the Federal Reserve Bank of New York (the "Noon Buying Rate") on April 30, 2012. The respective rates for the South African rand, Macedonian dinar, Bulgarian leva, Romanian lei, Serbian dinar and Turkish lira are: South African rand 7.7594 per US$1.00, Macedonian dinars 46.4475 per US$1.00, Bulgarian leva 1.4801 per US$1.00, Romanian lei 3.3370 per US$1.00, Serbian dinars 84.7635 per US$1.00 and Turkish lira 1.7583 per US$1.00. The table below sets out the highest and lowest exchange rate between the euro and the U.S. dollar, for each of the completed six months preceding the filing of this Annual Report:

	Euro
Month	High	Low
November 2011	0.7551	0.7245
December 2011	0.7736	0.7415
January 2012	0.7885	0.7580
February 2012	0.7641	0.7428
March 2012	0.7678	0.7499
April 2012 (up to April 30, 2012)	0.7655	0.7498

        The following table sets forth the average exchange rates between the euro and the U.S. dollar and the euro and the Turkish lira (TL) for each of the five years ended December 31, 2007, 2008, 2009, 2010 and 2011 and for the current annual period through April 30, 2012. The following exchange rates have been calculated using the average of the Noon Buying Rates for euro on the last day of each month during each of these periods.

Annual Period	US$1.00= Euro	TL1.00= Euro
2007	0.7297	0.5598
2008	0.6790	0.5246
2009	0.7170	0.4623
2010	0.7540	0.5009
2011	0.7178	0.4278
2012 (up to April 30, 2012)	0.7616	0.4247

        As further discussed in "Recent Developments" below, the financial statements prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP") for the financial years ended December 31, 2007, 2008, 2009 and 2010 have been restated and/or reclassified.

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
  political instability in Greece;

  •
  current macroeconomic conditions in Greece;

  •
  the effects of regulation (including the EUR 28 billion plan to strengthen the liquidity of the Greek banking sector and economy (the "Hellenic Republic Bank Support Plan") announced by the Hellenic Republic in October 2008 and augmented by EUR 15 billion and EUR 25 billion in 2010 and further increased by Greek Law 3965/2011 by EUR 30 billion in 2011 and the stabilization program in May 2010, jointly supported by the International Monetary Fund ("IMF"), the European Central Bank ("ECB") and the member states of the eurozone, the IMF/eurozone Stabilization and Recovery Program as replaced by a second economic adjustment program in March 2012 jointly supported by the IMF and the member states of the eurozone (the "Program") and prospective changes in regulation in Greece and other jurisdictions in which we operate;

  •
  the final terms of the Greek banks recapitalization plan that is expected to be announced by the new government to be formed;

  •
  our ability to meet bank capitalization targets set out in the Program;

  •
  our ability to access the capital markets;

  •
  the effects of regulatory stress tests;

  •
  further downgrades to our credit ratings or those of the Hellenic Republic;

  •
  the effects of depressed asset valuations and difficulties determining fair values and estimates for assets;

  •
  recent severe operating and trading conditions in certain of the financial markets in which we operate;

  •
  deterioration in macroeconomic conditions, such as the lack of liquidity in the global financial and other assets markets and the lack of availability and rising cost of credit;

  •
  the financial stability of other financial institutions and the Bank's counterparties and borrowers;

  •
  the adequacy of our current allowances for loan losses, as well as future charges for impaired loans;

  •
  our ability to generate taxable profits;

  •
  our ability to reduce costs;

  •
  the financial models we are using to determine the value of certain financial instruments may change over time or may not be accurate;

  •
  our ability to successfully complete all elements of our capital plan;

  •
  our ability to maintain our business;

  •
  competition from other financial institutions in the countries and markets in which we operate;

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

RECENT DEVELOPMENTS

Restatement and Reclassifications of Certain Financial Statements

        We have restated our financial statements prepared in accordance with U.S. GAAP for the financial years ended December 31, 2008, 2009 and 2010 as follows:

  1.
  We have restated our financial statements for the year ended December 31, 2010 to reverse all reclassifications of securities out of the trading category performed after the initial reclassification in 2010.

  2.
  We have restated our financial statements for the years ended December 31, 2008, 2009 and 2010 to record the bilateral credit value adjustment following the revision of our assumptions and computation methodology relating to the impact on the Group of credit risk on derivatives (for both counterparty and own credit risk).

        In addition, we have also made certain reclassifications to prior year amounts in order to conform to current year presentation.

  •
  We have reclassified, in our financial statements for the years ended December 31, 2007, 2008, 2009 and 2010 the money market investments as trading, available-for-sale ("AFS") or held-to-maturity ("HTM") according to their measurement category.

  •
  We have reclassified, in our financial statements for the years ended December 31, 2007, 2008, 2009 and 2010 to present the other-than-temporary-impairment separately from net realized gains/(losses) on sales of available-for-sale securities in the statement of income and comprehensive income.

        The above restatements and reclassifications are described in detail in Note 43 to the U.S. GAAP Financial Statements.

        The tables below present the impact of the above restatements and reclassifications on the balance sheets as at December 31, 2007, 2008, 2009 and 2010 and on the statements of income and comprehensive income for the years ended December 31, 2007, 2008, 2009 and 2010.

	As of December 31, 2007				As of December 31, 2008
	As reported	Restatements	Reclassifications	As restated	As reported	Restatements	Reclassifications	As restated
	(EUR in thousands)				(EUR in thousands)
ASSETS
Money market investments	254,034	—	(254,034)	—	241,257	—	(241,257)	—
Trading assets	6,678,634	—	62,341	6,740,975	2,056,589	—	131,254	2,187,843
Available-for-sale securities	4,550,227	—	191,693	4,741,920	12,250,841	—	110,003	12,360,844
Held-to-maturity securities	—	—	—	—	130,548	—	—	130,548
Summary other assets	9,493,301	—	—	9,493,301	11,034,132	75,770	—	11,109,902
Total assets	90,960,648	—	—	90,960,648	101,849,175	75,770	—	101,924,945
LIABILITIES AND SHAREHOLDERS' EQUITY
Summary other liabilities	7,447,771	—	—	7,447,771	8,190,739	13,581	—	8,204,320
Total liabilities	83,266,965	—	—	83,266,965	94,862,022	13,581	—	94,875,603
PERMANENT EQUITY:
NBG shareholders' equity
Accumulated surplus	1,419,743	—	—	1,419,743	2,015,971	62,189	—	2,078,160
Accumulated other comprehensive income / (loss)	271,060	—	—	271,060	(1,696,839)	—	—	(1,696,839)
Total NBG shareholders' equity	6,544,113	—	—	6,544,113	5,932,396	62,189	—	5,994,585
Non-controlling interest	494,334	—	—	494,334	798,549	—	—	798,549
Total permanent equity	7,038,447	—	—	7,038,447	6,730,945	62,189	—	6,793,134
Total liabilities and equity	90,960,648	—	—	90,960,648	101,849,175	75,770	—	101,924,945

	As of December 31, 2009				As of December 31, 2010
	As reported	Restatements	Reclassifications	As restated	As reported	Restatements	Reclassifications	As restated
	(EUR in thousands)				(EUR in thousands)
ASSETS
Money market investments	1,239,867	—	(1,239,867)	—	1,180,274	—	(1,180,274)	—
Trading assets	3,167,740	—	897,250	4,064,990	774,374	1,062,834	948,114	2,785,322
Available-for-sale securities	15,740,696	—	342,617	16,083,313	14,512,870	(1,042,680)	218,320	13,688,510
Held-to-maturity securities	99,604	—	—	99,604	3,611,797	(27,352)	13,840	3,598,285
Summary other assets	11,205,734	(69,279)	—	11,136,455	11,929,898	(76,226)	—	11,853,672
Total assets	113,184,158	(69,279)	—	113,114,879	118,815,302	(83,424)	—	118,731,878
LIABILITIES AND SHAREHOLDERS' EQUITY
Summary other liabilities	8,141,160	4,529	—	8,145,689	8,757,402	(5,915)	—	8,751,487
Total liabilities	103,818,065	4,529	—	103,822,594	109,997,122	(5,915)	—	109,991,207
PERMANENT EQUITY:
NBG shareholders' equity
Accumulated surplus	2,523,833	(73,808)	—	2,450,025	2,182,661	(160,519)	—	2,022,142
Accumulated other comprehensive income / (loss)	(1,517,127)	—	—	(1,517,127)	(3,468,821)	83,225	—	(3,385,596)
Total NBG shareholders' equity	8,266,867	(73,808)	—	8,193,059	7,730,352	(77,294)	—	7,653,058
Non-controlling interest	844,727	—	—	844,727	821,846	(215)	—	821,631
Total permanent equity	9,111,594	(73,808)	—	9,037,786	8,552,198	(77,509)	—	8,474,689
Total liabilities and equity	113,184,158	(69,279)	—	113,114,879	118,815,302	(83,424)	—	118,731,878

	Year ended December 31, 2007				Year ended December 31, 2008
	As reported	Restatements	Reclassifications	As restated	As reported	Restatements	Reclassifications	As restated
	(EUR in thousands)				(EUR in thousands)
Total interest income	5,606,240	—	—	5,606,240	6,695,077	—	—	6,695,077
Net interest income before provision for loan losses	2,986,356	—	—	2,986,356	3,405,136	—	—	3,405,136
Net interest income after provision for loan losses	2,795,601	—	—	2,795,601	2,979,599	—	—	2,979,599
Net trading profit/ (loss)	(97,693)	—	—	(97,693)	(329,550)	82,919	—	(246,631)
Total non-interest income / (loss) excluding gains / (losses) on investment securities	2,018,064	—	—	2,018,064	1,536,151	82,919	—	1,619,070
Net gains/(losses) on available-for-sale securities	129,816	—	989	130,805	8,415	—	17,772	26,187
OTTI of available-for-sale securities and held-to-maturity securities (of which nil was recognised through OCI)	—	—	(989)	(989)	—	—	(17,772)	(17,772)
Net gains / (losses) on investment securities	129,816	—	—	129,816	8,415	—	—	8,415
Total non-interest income / (loss)	2,147,880	—	—	2,147,880	1,544,566	82,919	—	1,627,485
Income / (loss) before income tax	1,695,289	—	—	1,695,289	1,145,169	82,919	—	1,228,088
Income tax (expense) / benefit	(311,491)	—	—	(311,491)	(242,081)	(20,730)	—	(262,811)
Net income / (loss)	1,383,798	—	—	1,383,798	903,088	62,189	—	965,277
Less: Net income attributable to the non-controlling interest	(65,007)	—	—	(65,007)	(81,664)	—	—	(81,664)
Net income / (loss) attributable to NBG shareholders	1,318,791	—	—	1,318,791	821,424	62,189	—	883,613

	Year ended December 31, 2009				Year ended December 31, 2010
	As reported	Restatements	Reclassifications	As restated	As reported	Restatements	Reclassifications	As restated
	(EUR in thousands)				(EUR in thousands)
Total interest income	6,231,380	—	—	6,231,380	6,153,434	(4,598)	—	6,148,836
Net interest income before provision for loan losses	3,786,265	—	—	3,786,265	4,088,199	(4,598)	—	4,083,601
Net interest income after provision for loan losses	2,787,817	—	—	2,787,817	2,883,204	(4,598)	—	2,878,606
Net trading profit/ (loss)	(87,096)	(180,035)	—	(267,131)	(1,085,160)	(160,162)	—	(1,245,322)
Total non-interest income / (loss) excluding gains / (losses) on investment securities	1,727,899	(180,035)	—	1,547,864	802,523	(160,162)	—	642,361
Net gains/(losses) on available-for-sale securities	(8,399)	—	358,328	349,929	(23,957)	49,419	89,497	114,959
OTTI of available-for-sale securities and held-to-maturity securities (of which nil was recognised through OCI)	—	—	(358,328)	(358,328)	—	—	(89,497)	(89,497)
Net gains / (losses) on investment securities	(8,399)	—	—	(8,399)	(23,957)	49,419	—	25,462
Total non-interest income / (loss)	1,719,500	(180,035)	—	1,539,465	778,566	(110,743)	—	667,823
Income / (loss) before income tax	809,905	(180,035)	—	629,870	(150,352)	(115,341)	—	(265,693)
Income tax (expense) / benefit	(220,624)	44,038	—	(176,586)	(61,634)	19,323	—	(42,311)
Net income / (loss)	589,281	(135,997)	—	453,284	(211,986)	(96,018)	—	(308,004)
Less: Net income attributable to the non-controlling interest	(62,232)	—	—	(62,232)	(56,075)	9,307	—	(46,768)
NET INCOME / (LOSS) attributable to NBG shareholders	527,049	(135,997)	—	391,052	(268,061)	(86,711)	—	(354,772)

        All amounts for 2007, 2008, 2009 and 2010 referred to in this Annual Report reflect the relevant amounts on a restated and/or reclassified basis. The previously issued financial statements prepared in accordance with U.S. GAAP for the financial years ended December 31, 2008, 2009 and 2010 should no longer be relied upon. We do not intend to amend our annual reports on Form 20-F for the financial years ended December 31, 2007, 2008, 2009 and 2010.

PART I

ITEM 1    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3    KEY INFORMATION

A.    Selected Financial Data

        The following information as at, and for the years ended, December 31, 2007 through 2011 has been derived from the consolidated financial statements of the Group. These financial statements have been prepared in accordance with U.S. GAAP. The selected financial and operating data should be read in conjunction with Item 5, "Operating and Financial Review and Prospects", in this Annual Report and with the Group's audited U.S. GAAP financial statements and the notes thereto as at December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011 (the "U.S. GAAP Financial Statements") included elsewhere in this Annual Report.

        As described in this Annual Report under the headings "Currency and Financial Statement Presentation" and "Recent Developments" Presentation of Financial Information", this Annual Report contains restated and/or reclassified financial statements and related financial information for the financial years ended December 31, 2007, 2008, 2009 and 2010.

	Year ended December 31,
	2007 As restated(4)	2008 As restated(4)	2009 As restated(4)	2010 As restated(4)	2011	2011(1)
	(EUR in thousands, except per share data)					(USD in thousands, except per share data)
CONSOLIDATED STATEMENT OF INCOME DATA
Continuing operations
Total interest income	5,606,240	6,695,077	6,231,380	6,148,836	6,259,650	8,281,056
Total interest expense	(2,619,884)	(3,289,941)	(2,445,115)	(2,065,235)	(2,611,499)	(3,454,820)

Net interest income before provision for loan losses	2,986,356	3,405,136	3,786,265	4,083,601	3,648,151	4,826,236
Provision for loan losses	(190,755)	(425,537)	(998,448)	(1,204,995)	(3,703,269)	(4,899,152)

Net interest income after provision for loan losses	2,795,601	2,979,599	2,787,817	2,878,606	(55,118)	(72,916)

Non-interest income / (loss)
Credit card fees	209,105	243,048	200,939	188,771	198,411	262,483
Service charges on deposit accounts	43,121	50,546	49,005	52,722	78,342	103,641
Other fees and commissions	626,485	554,161	502,140	475,692	435,421	576,030
Net trading profit loss	(97,693)	(246,631)	(267,131)	(1,245,322)	(1,877,038)	(2,483,183)
Equity in earnings of investees and realized gains/(losses) on disposals	159,536	(23,730)	(27,879)	9,245	8,661	11,458
Income from insurance operations	834,681	852,557	990,054	1,017,172	777,280	1,028,284
Other income	242,829	189,119	100,736	144,081	85,085	112,561

Total non-interest income / (loss) excluding gains / losses on investment securities	2,018,064	1,619,070	1,547,864	642,361	(293,838)	(388,726)
Net gains/(losses) on available-for-sale securities	130,805	26,187	349,929	114,959	(19,466)	(25,752)
OTTI of available-for-sale securities and held-to-maturity securities (of which NIL was recognised through AOCI)	(989)	(17,772)	(358,328)	(89,497)	(9,173,713)	(12,136,146)

Net gains / (losses) on investment securities	129,816	8,415	(8,399)	25,462	(9,193,179)	(12,161,898)
Total non-interest income / (loss)	2,147,880	1,627,485	1,539,465	667,823	(9,487,017)	(12,550,624)

	Year ended December 31,
	2007(4) As restated	2008(4) As restated	2009(4) As restated	2010(4) As restated	2011	2011(1)
	(EUR in thousands, except per share data)					(USD in thousands, except per share data)
Non-interest expense
Salaries, employee benefits and voluntary early retirement schemes	(1,420,092)	(1,439,415)	(1,557,784)	(1,511,875)	(1,426,428)	(1,887,059)
Depreciation of premises and equipment	(91,576)	(104,405)	(122,765)	(129,310)	(121,652)	(160,937)
Amortization of intangible assets	(48,235)	(58,073)	(65,260)	(79,906)	(98,930)	(130,877)
Impairment of goodwill	(11,224)	(4,585)	—	(6,320)	(418,676)	(553,877)
Insurance claims, reserves movements, commissions and reinsurance premiums ceded	(764,883)	(741,565)	(898,934)	(941,589)	(1,013,879)	(1,341,287)
Summary other(2)	(912,182)	(1,030,953)	(1,052,669)	(1,143,122)	(1,426,434)	(1,887,067)

Total non-interest expense	(3,248,192)	(3,378,996)	(3,697,412)	(3,812,122)	(4,505,999)	(5,961,104)

Income / (loss) from continuing operations before income tax	1,695,289	1,228,088	629,870	(265,693)	(14,048,134)	(18,584,644)
Income tax (expense) / benefit	(311,491)	(262,811)	(176,586)	(42,311)	(459,345)	(607,679)

Net income / (loss)	1,383,798	965,277	453,284	(308,004)	(14,507,479)	(19,192,323)
Less: Net income / (loss) attributable to the non-controlling interest	(65,007)	(81,664)	(62,232)	(46,768)	(32,189)	(42,584)

Net income / (loss) attributable to NBG shareholders	1,318,791	883,613	391,052	(354,772)	(14,539,668)	(19,234,907)

Net income per share from continuing operations
Basic EPS—Net income / (loss)(3)	2.10	1.35	0.53	(0.56)	(15.22)	(20.13)
Diluted EPS—Net income / (loss)(3)	2.09	1.35	0.53	(0.56)	(15.22)	(20.13)
Cash dividends declared per share	1.00	0.40	—	—	—	—

        The number of shares as adjusted to reflect changes in capital is presented in the following table:

	Weighted average number of shares outstanding Year ended December 31,
	2007	2008	2009	2010	2011
As reported / restated in previous year	628,896,280	628,974,070	663,812,717	762,275,390	—
As reported / restated in current year	628,896,280	628,974,070	663,812,717	762,275,390	955,341,356

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.7559 on April 30, 2012. For information regarding the historical rates of exchange between the euro and the U.S. dollar, refer to "Introduction—Currency and Financial Statement Presentation" in this Annual Report.

(2)
"Summary other" comprises (i) occupancy expenses, (ii) equipment expenses, (iii) deposit insurance premium and (iv) other non-interest expenses, except insurance claims, reserves movement, commissions and reinsurance premia ceded.

(3)
The weighted average number of common shares takes into account the share capital increases due to the exercise of stock options in December 2007, May 2008 and December 2009, the bonus shares granted to employees in 2007, the stock dividend approved in 2008, the rights issue of two new shares for every nine shares held in June 2009 and the rights issue of one new share for every five shares held and three convertible bonds convertible to three common shares for every eight shares held in September 2010.

(4)
See Note 43 to the U.S. GAAP Financial Statements.

	Year ended December 31,
	2007 As restated(6)	2008 As restated(6)	2009 As restated(6)	2010 As restated(6)	2011	2011(1)
	(EUR in thousands)					(USD in thousands)
CONSOLIDATED BALANCE SHEET DATA
ASSETS
Cash and due from banks	4,226,768	1,540,170	1,430,381	1,436,157	1,717,736	2,272,438
Deposits with Central Bank	2,372,145	2,882,480	2,921,346	2,961,828	2,898,998	3,835,161
Securities purchased under agreements to resell	1,415,688	657,070	532,111	146,302	673,187	890,577
Interest bearing deposits with banks	1,777,422	1,750,516	3,077,953	6,398,767	3,767,624	4,984,289
Trading assets	6,740,975	2,187,843	4,064,990	2,785,322	2,964,088	3,921,270
Financial instruments marked to market through the profit and loss	5,692,692	—	—	—	—	—
Available-for-sale securities	4,741,920	12,360,844	16,083,313	13,688,510	8,571,724	11,339,759
Held- to- maturity securities	—	130,548	99,604	3,598,285	1,002,202	1,325,839
Loans	55,560,492	70,467,044	75,833,904	79,038,440	76,002,857	100,546,179
Less: Allowance for loan losses	(1,132,952)	(1,232,626)	(2,065,178)	(3,175,405)	(6,550,635)	(8,666,007)

Net loans	54,427,540	69,234,418	73,768,726	75,863,035	69,452,222	91,880,172
Assets classified as held for sale(2)	72,197	71,154	—	—	—	—
Summary other assets(3)	9,493,301	11,109,902	11,136,455	11,853,672	12,419,454	16,430,023

Total assets	90,960,648	101,924,945	113,114,879	118,731,878	103,467,235	136,879,528

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits excluding interbank deposits	60,113,568	67,183,941	70,898,987	67,768,292	58,912,852	77,937,362
Interbank deposits	6,759,314	13,338,844	16,935,424	26,127,189	32,662,450	43,210,015

Total deposits	66,872,882	80,522,785	87,834,411	93,895,481	91,575,302	121,147,377
Securities sold under agreements to repurchase	3,509,525	1,757,153	4,485,440	3,538,289	1,302,239	1,722,766
Long-term debt	5,425,319	4,385,023	3,357,054	3,805,950	2,937,371	3,885,925
Liabilities classified as held for sale(4)	11,468	6,322	—	—	—	—
Summary other liabilities(5)	7,447,771	8,204,320	8,145,689	8,751,487	11,555,636	15,287,254

Total liabilities	83,266,965	94,875,603	103,822,594	109,991,207	107,370,548	142,043,322

Redeemable non-controlling interest- Temporary equity	655,236	256,208	254,499	265,982	283,368	374,875
PERMANENT EQUITY
Preferred stock (25,000,000 shares of par value EUR 0.30 each at 2010 and 2011 and 70,000,000 and 270,000,000 shares of par value EUR 5.00 each at 2010 and 2011, respectively)	—	7,500	357,500	357,500	1,357,500	1,795,872
Common stock	2,385,992	2,483,271	3,035,208	4,780,452	4,780,452	6,324,186
Additional paid-in capital	2,488,919	3,267,770	3,878,079	3,883,461	4,090,184	5,411,012
Accumulated other comprehensive income/(loss)	271,060	(1,696,839)	(1,517,127)	(3,385,596)	(1,938,578)	(2,564,595)
Treasury stock, at cost	(21,601)	(145,277)	(10,626)	(4,901)	(110)	(146)
Accumulated surplus / (deficit)	1,419,743	2,078,160	2,450,025	2,022,142	(12,547,110)	(16,598,901)

Total NBG shareholders' equity / (deficit)	6,544,113	5,994,585	8,193,059	7,653,058	(4,257,662)	(5,632,572)

Non-controlling interest	494,334	798,549	844,727	821,631	70,981	93,903

Total liabilities and equity	90,960,648	101,924,945	113,114,879	118,731,878	103,467,235	136,879,528

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.7559 on April 30, 2012. For information regarding the historical rates of exchange between the euro and the U.S. dollar, refer to "Introduction—Currency and Financial Statement Presentation" in this Annual Report.

(2)
"Assets classified as held for sale" in 2007 and 2008 comprise assets of the warehouse section of the Group from the point it took the binding decision to dispose of the warehouse section.

(3)
"Summary other assets" comprises (i) equity method investments, (ii) goodwill, (iii) software and other intangibles, net, (iv) premises and equipment, net, (v) accrued interest receivable, (vi) derivative assets, and (vii) other assets (see Note 16 to the U.S. GAAP Financial Statements).

(4)
"Liabilities classified as held for sale" in 2007 and 2008 comprise liabilities of the warehouse section of the Group, from the point it took the binding decision to dispose of the warehouse section.

(5)
"Summary other liabilities" comprises (i) other borrowed funds, (ii) accounts payable, accrued expenses and other liabilities, (iii) insurance reserves and (iv) derivative liabilities.

(6)
See Note 43 to the U.S. GAAP Financial Statements.

SELECTED FINANCIAL RATIOS

	Year ended December 31,
	2007 As restated	2008 As restated	2009 As restated	2010 As restated	2011
	(%)
Return on assets(1)	1.66	0.97	0.41	(0.26)	(12.27)
Return on equity(2)	22.04	13.68	5.51	(4.48)	—
Average equity to average assets(3)	7.19	6.45	6.45	6.60	1.44

(1)
Calculated by dividing net income by average total assets as shown in Item 4.E, "Selected Statistical Data—Average Balances and Interest Rates".

(2)
Calculated by dividing net income attributable to NBG shareholders by average total NBG shareholders equity. Average total NBG shareholders equity is equal to the arithmetical average of total NBG shareholders equity at the beginning and at the end of the period, these being the only dates for which the Group has calculated net equity according to U.S. GAAP.

(3)
Calculated by dividing average total NBG shareholders equity by average total assets as shown in Item 4.E, "Selected Statistical Data—Average Balances and Interest Rates".

        For exchange rate information, see "Introduction—Currency and Financial Statement Presentation".

Non GAAP measures

        This Annual Report contains references to certain measures which are not defined by U.S. GAAP, namely "adjusted net loans" and "deposits excluding interbank deposits".

        The Group defines "adjusted net loans" as "net loans" excluding an amortizing loan to the Hellenic Republic expiring in September 2037, of EUR 4,760.2 million (see Item 4.E, "Selected Statistical Data—Assets—Loan Portfolio").

        The Group defines "deposits excluding interbank deposits" as "Total deposits" deducting "Interbank deposits" amounting to:

  •
  EUR 32,024.5 million as at December 31, 2011, EUR 24,873.3 million as at December 31, 2010 and EUR 13,019.4 million as at December 31, 2009 for banking activities in Greece;

  •
  EUR 104.1 million as at December 31, 2011, EUR 288.1 million as at December 31, 2010 and EUR 2,887.1 million as at December 31, 2009 for international operations;

  •
  EUR 533.8 million as at December 31, 2011, EUR 965.8 million as at December 31, 2010 and EUR 1,028.9 million as at December 31, 2009 for Turkish operations; and

  •
  EUR 32,662.5 million as at December 31, 2011, EUR 26,127.2 million as at December 31, 2010 and EUR 16,935.4 million as at December 31, 2009 for the Group.

        The Group uses the measures "adjusted net loans" to distinguish loans originated by the Group from the loan provided to the Hellenic Republic and the loans exchanged in the PSI. Furthermore, the Group uses the measure "deposits excluding interbank deposits" in order to enhance the comparability of its financial performance between reporting periods, particularly in light of increased funding from ECB resulting from the pressure experienced by the Hellenic Republic in its public finances. "Adjusted net loans" and "deposits excluding interbank deposits" are not financial measures determined in accordance with U.S. GAAP and, accordingly, should not be considered as an alternative to other measures derived in accordance with U.S.GAAP.

Dividends

        On May 25, 2007, at the Bank's general meeting of ordinary shareholders ("General Meeting"), the Bank's ordinary shareholders approved the distribution of a cash dividend in the amount of EUR 1.00 per share with respect to the year ended December 31, 2006.

        On April 17, 2008, at the Bank's General Meeting, the Bank's ordinary shareholders approved the distribution of a dividend in the amount of EUR 1.40 per share with respect to the year ended December 31, 2007. All ordinary shareholders received EUR 0.40 in cash. The remaining EUR 1.00 was received in the form of shares at a rate of 4 to 100, as approved at the Bank's repeat General Meeting held on May 15, 2008.

        On June 2, 2009, the Bank's General Meeting approved the non-payment of dividends to ordinary shareholders as a result of the Bank's participation in the Hellenic Republic Bank Support Plan and the payment of dividends to preferred shareholders as follows:

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

        On May 21, 2010, the Bank's General Meeting approved the non-payment of dividends to ordinary shareholders as a result of the Bank's participation in the Hellenic Republic Bank Support Plan and the payment of dividends to preferred shareholders as follows:

  •
  the distribution of dividends to the holders of our non-cumulative non-voting redeemable preference shares of EUR 42.2 million (USD 56.25 million) after withholding taxes; and

  •
  the distribution of dividends to the Hellenic Republic, as sole holder of the 70 million preference shares issued as part of the Bank's participation in the Hellenic Republic Bank Support Plan, of EUR 35 million, in accordance with the Hellenic Republic Bank Support Plan and the Bank's Articles of Association.

        On June 23, 2011, the Bank's General Meeting approved the non-payment of dividends to ordinary shareholders as a result of the Bank's participation in the Hellenic Republic Bank Support Plan, as well as the non-payment of dividends to holders of our non-cumulative non-voting redeemable preference shares and to the Hellenic Republic, as sole holder of the 70 million preference shares issued as part of our participation in the Hellenic Republic Bank Support Plan, in accordance with the Bank's Articles of Association, the Greek Law 3965/2011 and the provisions of article 44a in combination with articles 42c and 43 of the Greek Companies Act, which prohibit the payment of dividends in the absence of sufficient distributable funds.

        The following tables set forth the actual dividends per ordinary share paid by the Bank for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 in respect of ordinary shareholders. For more information on how dividends are distributed see Item 8.A, "Consolidated Statements and Other Financial Information—Policy on Dividend Distributions".

Year Ended December 31,	Year of declaration and payment of dividends	Amount of dividends per share, in EUR		Amount of dividends per share, in USD(1)	Number of shares entitled to dividend(2)	Dividend payout ratio(3)
2007	2008	0.40	(4)	0.53	476,695,961	12,43%
2008	2009	—		—	496,151,765	—
2009	2010	—		—	607,041,577	—
2010	2011	—		—	956,090,482	—
2011	2012 (through May 15, 2012)	—		—	956,090,482	—

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.7559 on April 30, 2012.

(2)
The number of outstanding ordinary shares subject to dividends includes treasury shares owned by the Bank at the ex-dividend date.

(3)
Dividend payout ratio is the percentage of net profit attributable to ordinary shareholders as cash dividends during a given period. It is computed by dividing dividends declared per share by net profit attributable to NBG ordinary shareholders per share.

(4)
The dividend for the year ended 2007 was EUR 1.40 per share, of which EUR 0.40 was paid in cash and the remaining EUR 1.00 was in the form of 4 additional shares for every 100 shares held.

        For a description of the Bank's dividend policy please refer to Item 8, "Financial Information".

B.    Capitalization and Indebtedness

        Not applicable.

C.    Reasons for the Offer and Use of Proceeds

        Not applicable.

D.    Risk Factors

        If you are considering purchasing our ordinary shares, preference shares or American Depositary Receipts ("ADRs"), you should carefully read and think about all the information contained in this document, including the risk factors set out below, prior to making any investment decision. If any of the events described below actually occur, our business, results of operations and financial condition could be materially adversely affected, and the value and trading price of our ordinary shares, preference shares or ADRs may decline, resulting in a loss of all or a part of any investment in our ordinary shares, preference shares or ADRs. Furthermore, the risks described below are not the only risks we face. Additional risk factors which are not currently known or are currently believed to be immaterial may also have a material adverse effect on our business, results of operations and financial condition.

Risks Relating to the Hellenic Republic Economic Crisis

Uncertainty resulting from the Hellenic Republic's economic crisis is having and is likely to continue to have a significant adverse impact on our business, results of operations and financial condition.

        For the financial year ended December 31, 2011, 58.3% of the Group's net interest income before provision for loan losses and as of December 31, 2011, 70.0% of our loans, were derived from our operations in the Hellenic Republic. In addition, our holdings of EUR 7.1 billion in Greek government bonds and Greek treasury bills represented 6.8% of our total assets after the impairment due to the Hellenic Republic's debt restructuring ("PSI"), and 59.0% of our trading and investment fixed income portfolio (amounting to EUR 12.0 billion) as of December 31, 2011. Accordingly, the quality of our assets, our financial condition and our results of operations are heavily dependent on macroeconomic and political conditions prevailing in Greece.

        The completion of the PSI in April 2012, in conjunction with the Program for the period 2012 - 2015 (see also Item 4.B, "Business Overview—The Macroeconomic Environment in Greece" and Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece") is expected to provide more time for economic policy to implement fiscal adjustment efforts and growth-enhancing structural reforms. At the same time, the PSI implies a significant decline of the Greek debt burden by approximately 50% of GDP, as well as a sharp reduction in debt servicing needs through low interest rates and a substantial extension of the average debt maturity. The Program also includes a comprehensive strategy for recapitalization of the banking system following PSI-related losses and the detrimental impact of a prolonged recession on bank loan quality. However, there can be no assurance that the completion of the PSI and the implementation of the Program in accordance with its terms will obtain its stated objectives or have the anticipated effects.

        The Greek economy has faced and continues to face unprecedented macroeconomic headwinds originating from the still sizeable fiscal imbalances and compounded by other deep-rooted structural vulnerabilities, making the achievement of the targets posed by the Program a challenge. More specifically:

  •
  The Greek economy continues to face unprecedented macroeconomic challenges in 2012, and uncertainty remains high in the face of concerns over the Hellenic Republic's potential exit from the eurozone if the targets of the Program are not met. Poor market valuations for new Greek government bonds, aside from very limited market liquidity, reflect an embedded eurozone exit-risk premium for the country, which could take some time to subside.

  •
  The need to impose additional austerity measures to offset potential slippages in the implementation of the 2012 fiscal budget is likely to amplify recessionary pressures, reiterating the vicious cycle of weakening economic sentiment, declining liquidity and reduced private spending and the need for additional fiscal measures, which characterized the period 2010-2011.

  •
  According to the IMF, Greece has little, if any, margin to absorb additional adverse shocks or slippages in the implementation of the Program. In the event that policy implementation takes longer than expected or falls short of expectations, the economy takes longer than expected to respond to labor market and other structural competitiveness-enhancing reforms, or the fiscal impact of recession is higher than estimated, the likely result would be a higher debt trajectory than that suggested by the post-PSI analysis underlying the Program.

  •
  Failure to successfully implement the Program may lead to termination of the financial support by the IMF and the EU, which would create the conditions for a new credit event with respect to the Hellenic Republic debt or lead to a default by the Hellenic Republic on its debt which would include both marketable instruments and official EU loans.

  •
  Even if the Hellenic Republic successfully implements the Program, government debt as a percentage of GDP is projected to rise to approximately 160% of GDP in 2013 and it remains uncertain whether the Greek economy will grow sufficiently to ease the financing constraints of the Hellenic Republic. These developments may result in a credit event with respect to the Hellenic Republic debt occurring prior to the completion of the Program.

  •
  The commitment by member states of the eurozone to provide long-term support to Greece on adequate terms is subject to significant risks related not only to Greece's ability to avoid any additional slippages in the implementation of the Program but also to increasing discontent of public opinion in these countries regarding support to Greece.

  •
  The large losses experienced by private creditors from the PSI exchange in conjunction with the still high level of Greek sovereign debt post-PSI (above 120% of GDP until 2019) render an improvement of market sentiment and a significant upward revision of sovereign ratings of the country highly unlikely for the short to medium term. In this respect, valuations of Greek state assets (and thus privatization revenue budgeted in the Program) remain subject to substantial uncertainty.

  •
  A funding gap will emerge in the period 2015-2020, and thus the final test of the success of the Program will be whether Greece can regain market access at reasonable terms at that time. Nonetheless, in the statement of the Council of the EU ("Eurogroup") of February 21, 2012, the Eurogroup reiterated its commitment to provide adequate support to Greece during the life of the Program and beyond, until it has regained market access, provided that Greece fully complies with the requirements and objectives of the Program.

        For more information about the main elements of each reform and the substantial risks to the Program, see Item 4.B, "Business Overview—The Macroeconomic Environment in Greece—The Hellenic Republic's Economic Crisis".

        The uncertainty relating to the implementation of the Program and the sovereign debt reduction have directly affected the capital levels, liquidity and profitability of the financial system in the Hellenic Republic:

  •
  PSI-related losses have resulted in recapitalization needs of Greek banks, which are intended to be satisfied out of resources to be made available under the Program;

  •
  limited liquidity in the Greek banking system, reflecting an effective closing of market financing since April 2010 and a sizeable contraction of the domestic deposit base since 2010 (about 35.0% cumulatively, according to Bank of Greece data) and a heavy reliance on Eurosystem funding; and

  •
  increased competition for, and thus cost of, customer deposits.

        A failure of the Program to result in a marked improvement in the Greek economy would have significant adverse consequences on the Bank. After the completion of PSI, our holdings of Greek government bonds amount to EUR 4.8 billion, and we have additional exposure to Greek treasury bills of EUR 2.3 billion and other Greek government debt of EUR 8.8 billion. If another credit event with respect to the Greek government debt or an additional restructuring of Greek government debt were to occur, our regulatory capital would be severely affected due to our direct exposure to Hellenic Republic debt, requiring the Bank to raise additional capital and thus diluting existing shareholders significantly. Furthermore, there would be no assurance that the Bank could raise all of the required additional capital on acceptable terms.

        Similar developments could be triggered by any further significant deterioration of global economic conditions, including the credit profile of other EU countries such as Ireland, Portugal or Spain or the creditworthiness of Greek or international banks. Any of these events may give rise to concerns regarding the ability of the Hellenic Republic to meet its funding needs. These developments could:

  •
  further directly impact the carrying amount of our portfolio of Greek government debt;

  •
  severely affect our ability to raise capital and meet minimum regulatory capital requirements; and

  •
  severely limit our ability to access liquidity.

Political risks linked to the result of the parliamentary elections of May 6, 2012 create additional uncertainty about policy implementation.

        Political risks linked to the result of the parliamentary elections of May 6, 2012 create additional uncertainty about policy implementation (the trio of the European Commission, the IMF and the ECB (the "Troika") has already sought political assurances from large political parties to ensure continuity in policy implementation. PASOK and New Democracy—the two largest political parties in Greece for the past 30 years, and coalition partners in the government that was in power from November 2011 to the May 6, 2012 election, under prime minister Lucas Papademos, have made public commitments to the Program objectives and key policy measures on behalf of their parties, throughout and beyond any election period. Nonetheless, potential delays in the formation of a new government post election, as well as a weak parliamentary majority of the parties supporting the Program over others that are opposed to IMF/EU support could pose significant risks to the implementation of the Program.

Recessionary pressures in Greece stemming from the Program have had and may continue to have an adverse effect on our business, results of operations and financial condition.

        Our business activities are dependent on the level of banking, finance and financial products and services we offer, as well as our customers' capacity to repay their liabilities. In particular, their levels of savings and credit demand are heavily dependent on customer confidence, employment trends and the availability and cost of funding.

        Following a cumulative output decline of 14% during the period 2009-2011, the cumulative decline in economic activity in 2012 and 2013 is likely to exceed 5.0%, according to Program estimates, taking a heavy toll on disposable income, spending and debt repayment capacity of the Greek private sector.

        The worsening macroeconomic conditions in the Hellenic Republic are materially adversely affecting the liquidity, businesses and/or financial conditions of our borrowers, which in turn leads to further increases in our non-accruing loan ratios, impairments on our loans and other financial assets and decreased demand for borrowings in general and increasing deposit outflows.

        Adding to the negative impact of a sharp drop in consumer and business confidence resulting from the economic crisis and ongoing sizeable macroeconomic imbalances, the additional fiscal adjustment agreed under the Program is likely to have a significant negative effect on economic activity in the Hellenic Republic.

        Loans to businesses and households are expected to decline in Greece as the sizeable downward pressure on household disposable incomes and firms' profitability from the austerity measures, as well as the resulting deterioration in the business environment against a backdrop of tighter credit criteria and stressed liquidity conditions, are likely to impair further demand for loans. In addition, the need to reduce our dependency on Eurosystem funding will also increase the likelihood of deleveraging. Moreover, our customers may further significantly decrease their risk tolerance to non-deposit investments such as stocks, bonds and mutual funds, which would adversely affect our fee and commission income.

        In the context of continued market turmoil, worsening macroeconomic conditions and increasing unemployment, coupled with declining consumer spending and business investment and the worsening credit profile of our corporate and retail borrowers, the value of assets collateralizing our secured loans, including houses and other real estate, could decline significantly. Such a decline could result in impairment of the value of our loan assets or an increase in the level of non-accruing loans, either of which may have a material adverse effect on our business, results of operations and financial condition.

        Finally, if the Program is not implemented successfully—especially with respect to the ambitious structural reform agenda—or if additional austerity measures beyond those agreed to in the Program are required to counterbalance potential deviations from the Program's targets, economic activity may register a sharper than expected drop in 2012, as it did in 2011, resulting in a further delayed recovery and a further adverse effect on our business, results of operations and financial condition.

There are risks associated with the Bank's need for additional capital and liquidity, most notably from greater-than-anticipated asset impairment, as well as a higher-than-expected deterioration in asset quality.

        The Bank is required by regulators in the Hellenic Republic and other countries in which it undertakes regulated activities to maintain adequate capital. Where it undertakes regulated activities elsewhere in the European Economic Area (the "EEA"), it will remain subject to the minimum capital requirements prescribed by regulators in the Hellenic Republic, except in jurisdictions where it has regulated subsidiaries, which will be subject to the capital requirements prescribed by local regulators. In jurisdictions where it has branches, including within the EEA, the Bank may also be subject to capital and liquidity requirements. The Bank and its regulated subsidiaries are, and its branches may be, subject to the risk of having insufficient capital resources to meet the minimum regulatory capital and/or liquidity requirements. In addition, those minimum regulatory capital requirements are likely to increase in the future, the methods of calculating capital resources may change. Likewise, liquidity requirements may come under heightened scrutiny, and may place additional stress on the Bank's liquidity demands in the jurisdictions in which it operates.

        The Bank participated in the PSI and as a result, the Group recognized impairment on its Greek government bond portfolio and loans of EUR 10.1 billion. Furthermore, as a result of economic conditions in Greece, the Bank also impaired its non-PSI exposure to the Hellenic Republic, in an amount of EUR 0.7 billion. These impairments had an adverse effect on the Bank's capital position, resulting in losses of EUR 14.5 billion. As a result, the Group's capital adequacy ratio decreased below the minimum threshold of 8% (negative 2.6%) and requested access to the Hellenic Financial Stability Fund ("HFSF"), initially receiving a commitment from the HFSF on April 19, 2012 to participate in the Group's share capital increase for EUR 6.9 billion, which raised its total capital ratio as at December 31, 2011 to 8.3% on a pro-forma basis. The Bank will need to raise its Core Tier I capital ratio (according to the European Banking Authority (the "EBA") definition) to at least 9% from September 30, 2012, and to 10% from June 30, 2013 according to the new minimum targets set by the Bank of Greece.

        The initial IMF/eurozone Stabilization and Recovery Program introduced measures in the form of the HFSF whose role was to maintain the stability of the Greek banking system by providing capital support in the form of ordinary shares or contingent convertible securities, if a significant decline in capital buffers occurs. Under the Program, the role of the HFSF was enhanced, providing it with greater oversight capacities. The HFSF has been established under Greek Law 3864/2010 and modified by Greek Laws 3870/2010, 4021/2011, 4051/2012, 4056/2012, 4063/2012 and legislative acts dated April 19, 2012 (published in the Government Gazette Issue 94/19.04.2012) and April 30, 2012 (published in the Government Gazette Issue 103/30.04.2012).

        As a result of funds to be provided by the HFSF to the Bank, the HFSF may exercise significant control over the operations of the Bank and could have a material adverse effect on its profitability, capital management and financial condition. Furthermore, according to EU state aid rules and the European Commission practices, the Bank will have to develop a detailed restructuring plan or amend any such plan already submitted to the European Commission.

        The terms of the new capital injected by the HFSF have not yet been fully determined. However, if the Bank does not succeed in raising at least 10%, as further specified by a Ministerial Act, of its capital shortfall from the private sector, the HFSF-sourced capital will be in the form of common equity with full voting rights, resulting in the heavy dilution of existing shareholders. If the Bank succeeds in raising the requisite private sector funds, the recapitalization will occur through common equity with restricted voting rights, which will allow the HFSF to exercise its voting rights in the general meeting of shareholders of the Bank only for resolutions regarding modifications of its Articles of Association, including: an increase or reduction of the share capital of the Bank or provision of relevant authorization to the Board of Directors of the Bank; merger, division, conversion, revival, extension of duration or dissolution of the Bank; material asset transfers, including sale of subsidiaries; or any other matters that require an increased majority, as explicitly provided in Greek Law 2190/1920 regulating Greek sociétés anonymes. Thus, if the Bank succeeds in raising the requisite private sector funds, HFSF's shares will only be taken into account for the calculation of quorum and majority percentages for the aforementioned resolutions.

        In addition, the terms and processes of the recapitalization expected to be announced by the new government to be formed, will determine the incentives of the private sector to participate in the capital raising of the Bank and thus may result in the Bank being capitalized through common equity shares, effectively resulting in its nationalization. As of the date of this annual report, the new government has not been formed, and therefore, no announcement has been made in respect of the recapitalization program.

        The Bank may need to request a further capital injection from the HFSF beyond those already identified on April 19, 2012. Such a request depends on the finalization of the estimates of the recapitalization needs, which may be reduced by the capital raising plans that the Bank has submitted to the Bank of Greece.

        The main risks to the Bank's recapitalization needs are: (a) the unfavorable conditions in the capital markets, which may result in lower-than-envisaged proceeds from the capital plan; (b) the poor economic environment in Greece, which may result in a sharper deterioration in asset quality than the one projected by the BlackRock loan diagnostic and weaker pre-provision profits in the domestic market; and (c) a weaker international environment, which may lead to lower-than-projected profits from our international subsidiaries. Even if the Bank initially meets the minimum capital ratio requirements, there are no assurances that the above risks will not result in subsequent shortfalls, requiring additional capital requests from the HFSF at more onerous terms.

We are currently severely restricted in our ability to obtain funding in the capital markets and are heavily dependent on the ECB and central banks for funding, which may be affected by changes in ECB and central banks rules relating to the eligibility of collateral such as Greek government bonds and guarantees.

        Concerns relating to the impact of the ongoing economic crisis may adversely affect the Bank's credit risk profile, delay its return to the markets for funding, increase the cost of such funding and/or trigger additional collateral requirements in repo contracts and other secured funding arrangements, including with the ECB and central banks.

        The severity of pressure experienced by the Hellenic Republic in its public finances has restricted the access of the Bank to the capital markets for funding because of concerns by counterparty banks and other lenders, particularly for unsecured funding and funding from the short-term inter-bank market. These markets have been effectively closed to all Greek banks since the end of 2009. As a result, maturing inter-bank liabilities have not been renewed, or have been renewed only at higher costs. In addition, deposit outflows beginning in late 2009, and subsequently persisting, continue to put pressure on the liquidity position of many Greek banks.

        Reflecting the loss of access to market funding as well as the sharp decline in deposits, our net ECB funding and funding from other central banks has increased considerably since the start of the crisis. As at December 31, 2011, our ECB funding and funding from central banks amounted to EUR 31.3 billion (see Note 18 to the U.S. GAAP Financial Statements for the analysis of instruments pledged).

        Access to ECB funding collateralized by Greek government bonds has been maintained following changes in the ECB rules. In May 2010, the ECB announced that it would suspend certain minimum credit rating requirements for Greek government bonds and would accept Greek government bonds as collateral, irrespective of their credit rating. The ECB has not yet determined the length of the period of suspension of the rating requirement. In addition, the ECB has also permitted the use of bank issued bonds, benefiting from Greek government guarantees, as eligible collateral for liquidity purposes, a rule change applying to all member countries.

        The liquidity we receive from the ECB may be affected by changes in ECB rules. The amount of funding available from the ECB is tied to the value of the collateral we provide, including the market value of our holdings of Greek government bonds, which itself may decline. If the value of our assets declines, then the amount of funding we can obtain from the ECB will be correspondingly limited. In addition, if the ECB were to revise its collateral standards or increase the rating requirements for collateral securities such that these instruments were not eligible to serve as collateral with the ECB, the Group's funding costs could increase and its access to liquidity could be limited. The ECB could also place time limitations on the use of government guaranteed securities as eligible collateral, and may set conditions for the continued use of liquidity under exceptional terms. Furthermore, it is unclear how long the ECB will offer unlimited access to short-term repos. In the event that these exceptional terms are terminated, or the terms on which such access is offered change in a way which materially prejudices the Bank, our access to liquidity and funding costs could be adversely affected.

        In addition, we use our covered bonds as collateral with the ECB. Our covered bonds may also become ineligible for use as collateral as a result of further credit ratings downgrades or changes in ECB rules currently permitting this collateral. A further downgrade or withdrawal of Greek sovereign ratings would likely have a material adverse effect on our ability to continue to access current levels of funding from the ECB or from any other source.

        A continued loss of deposits and the concomitant need for additional Eurosystem funding may result in the exhaustion of collateral eligible for funding from the Eurosystem.

An accelerated outflow of funds from customer deposits could cause an increase in our costs of funding and have a material adverse effect on our operating results, financial condition and liquidity prospects.

        Historically, one of our principal sources of funds has been customer deposits. Since we rely on customer deposits for the majority of our funding, if our depositors withdraw their funds at a rate faster than the rate at which borrowers repay their loans, or if we are unable to obtain the necessary liquidity by other means, we may be unable to maintain our current levels of funding without incurring significantly higher funding costs or having to liquidate certain of our assets, or without increasing access to the ECB under its exceptional terms. As at December 31, 2011, the Group's domestic deposits excluding interbank deposits were 17.7% lower compared to December 31, 2010 and 27.1% lower compared to December 31, 2009 due to the outflow of customer deposits during 2010 and 2011. The trend of outflowing domestic deposits has continued in 2012, in line with market outflows as reported by the Bank of Greece, for the two months period to February 2012.

        The ongoing availability of customer deposits to fund the Bank's loan portfolio is subject to potential changes in certain factors outside the Bank's control, such as depositors' concerns relating to the economy in general, the financial services industry or the Bank specifically, significant further deterioration in economic conditions in Greece and the availability and extent of deposit guarantees. Any of these factors on their own or in combination could lead to a sustained reduction in the Bank's ability to access customer deposit funding on appropriate terms in the future, which would impact on the Bank's ability to fund its operation and meet its minimum liquidity requirements and have an adverse effect on the Group's results, financial condition and prospects. Unusually high levels of withdrawals could have the result that the Bank or another member of the Group may not be in a position to continue to operate without additional funding support, which it may be unable to secure.

        Funding from the ECB and central banks was limited to EUR 31.3 billion as of December 31, 2011, out of which, funding needs covered through funding from the Bank of Greece, which has less strict collateral rules, are through its Emergency Liquidity Assistance ("ELA") facility.

There is doubt about Bank's ability to continue as a "going concern".

        Our independent auditors have added an explanatory paragraph to their audit opinion issued in connection with the financial statements for the years ended December 31, 2010 and 2011, respectively, with respect to their doubt about our ability to continue as a going concern, as a result of the uncertainty surrounding the completion of the recapitalization from the HFSF mainly due to political and macroeconomic developments in Greece. The going concern basis of the Bank is dependent on raising sufficient funds to restore the Group's and the Bank's financial position and maintain adequate levels of capital, as well as the Bank's continued ability to rely on liquidity facilities provided by the ECB and the Bank of Greece (collectively referred to as the "Eurosystem liquidity facilities").

Negative results in the Bank's stress testing may lead to further capital increases or loss of public confidence in the Bank.

        Stress tests analyzing the European banking sector recently have been, and we anticipate that they will continue to be, published by national and supranational regulatory authorities. At present, it is not clear how the EBA stress tests will be aligned with the requirements of the Program. In the event, a loss of confidence in the banking sector following the announcement of stress tests regarding a bank or the Greek banking system as a whole, or a market perception that any such tests are not rigorous enough also could have a negative effect on the Bank's cost of funding and may thus have a material adverse effect on its results of operations and financial condition.

        Greek banks may be required in the future to meet more stringent capital requirements regarding their Core Tier I capital ratios. If the Bank were to fail to meet any such new requirements by accessing the capital markets, we would be required to receive additional capital from the HFSF. As a result the HFSF could exercise significant control over our operations, which could have a material adverse effect on our business, profitability, capital management and financial performance.

Our wholesale borrowing costs and access to liquidity and capital have been negatively affected by a series of downgrades of the Hellenic Republic's credit rating.

        Since 2009, the Hellenic Republic has undergone a series of credit rating downgrades and in 2010 moved to below investment grade. The credit rating of the Hellenic Republic was lowered by all three credit rating agencies to levels just above default status following the activation of collective action clauses in Greek government bonds subject to Greek law in late February 2012. Specifically, Standard & Poor's lowered the Hellenic Republic's credit rating to Selective Default-SD (February 27, 2012), Fitch lowered the Hellenic Republic's credit rating to Restricted Default-RD (March 9, 2012), and Moody's lowered the Hellenic Republic's credit rating to C (March 2, 2012). Following the conclusion of the exchange of Greek government bonds under Greek law, Fitch raised its rating to B- and Standard & Poor's raised its rating to CCC.

        A further downgrade of the Hellenic Republic's rating may occur in the event of a failure to implement the Program or if the Program fails to produce sufficient results. Accordingly, the cost of risk for the Hellenic Republic would increase further, with negative effects on the cost of risk for Greek banks and thereby on their results. Further downgrades of the Hellenic Republic could result in a corresponding downgrade in the Bank's credit rating.

Deteriorating asset valuations resulting from poor market conditions may adversely affect our future earnings through a negative impact on our trading income as well as the recovery value of collateral.

        An increase in financial market volatility or adverse changes in the liquidity of our assets could impair our ability to value certain of our assets and exposures. The value ultimately realized by us will depend on their fair value determined at that time and may be materially different from their current value. Any decrease in the value of such assets and exposures could require us to realize additional impairment charges, which could adversely affect our financial condition and results of operations, as well as our capital.

        The global economic slowdown and economic crisis in Greece from 2009 to 2012 have resulted in an increase in non-accruing loans and significant changes in the fair values of our credit exposures. A substantial portion of our loans to corporate and individual borrowers are secured by collateral such as real estate, securities, vessels, term deposits and receivables. In particular, as mortgage loans are one of our principal assets, we are currently highly exposed to developments in real estate markets, especially in Greece. From 2002 to 2007, demand for housing and mortgage financing in Greece increased, significantly driven by, among other things, economic growth, declining unemployment rates, demographic and social trends, the desirability of Greece as a vacation destination and historically low interest rates in the eurozone. During late 2007, the housing market began to adjust in Greece as a result of excess supply and higher interest rates. In 2008 economic growth came to a halt and since 2009 economic activity has contracted at an accelerating pace. As a result, home prices began to decline, with home prices in March 2012 approximately 20% below their third quarter 2008 peak. The sharp increase in unemployment during the economic crisis, which in early 2012 exceeded 21% (compared with 7.2% in September 2008), aggravated the situation, with mortgage delinquencies increasing.

        A continued decline in the Greek economy, or a deterioration of economic conditions in any industries in which our borrowers operate or in any other markets in which the collateral is located, may result in the value of collateral securing the loans falling to below the outstanding principal balance on some loans, particularly those disbursed in the few years prior to the crisis. A decline in the value of collateral securing these loans, or our inability to obtain additional collateral, may require us to establish additional allowance for loan losses. In addition, our failure to recover the expected value of collateral in the case of foreclosure, or our inability to initiate foreclosure proceedings due to domestic legislation, may expose us to losses which could have a material adverse effect on our business, results of operations and financial condition. Specifically, since July 1, 2010, Greek legislation forbids auctions initiated by credit institutions for satisfaction of claims not exceeding EUR 200,000. Greek Law 4047/2012 currently prohibits an auction process for such claims until December 31, 2012, and this period could be further extended. As at December 31, 2011, outstanding balances that could be subject to this law were EUR 365.7 million.

The Bank does not currently pay dividends to its shareholders.

        Under Greek Law 3723/2008, in conjunction with Greek Laws 4063/2012, 3965/2011, 3844/2010 and 3756/2009, we will not pay any cash dividends to our ordinary shareholders in 2012 in respect of the 2011 financial year, and did not do so in 2011 in respect of the 2010 financial year or in 2010 in respect of the 2009 financial year. In general, as a result of our participation in the Hellenic Republic Bank Support Plan, our dividends are subject to a maximum of 35% of the Bank's distributable profits (on an unconsolidated basis) for as long as the Bank participates in the Hellenic Republic Bank Support Plan, and any decisions regarding distribution of dividends and remuneration can be vetoed by the Hellenic Republic representative who sits on our Board of Directors.

        In June 2008, we issued 25 million non-cumulative, non-voting redeemable preference shares at an issue price of USD 625 million. If the Bank has sufficient distributable funds, each preference share is entitled to USD 2.25 per share dividend per annum paid in cash. We have not paid any dividends on our preference shares since March 2011.

        Similarly, in the case of an issuance of capital from the HFSF, the HFSF's representative (who would sit on our Board of Directors) would have the power to veto any distribution of dividends, and our dividends would also be subject to a maximum of 35% of the Bank's distributable profits, according to Greek Law 3864/2010, as currently in force.

        Our participation in Pillar I of the Hellenic Republic Bank Support Plan has also resulted in the issuance of fixed return preference shares to the Hellenic Republic (EUR 350 million in January 2009 and EUR 1,000 million in December 2011).

        Payments of dividends on the aforementioned redeemable preference shares and payments of the fixed return for the preference shares issued pursuant to the Hellenic Republic Bank Support Plan take preference over distributable profits otherwise available to our ordinary shareholders. No dividend will be paid to holders of U.S. preferred securities or to the Hellenic Republic as holder of preference shares in 2012 for the 2011 financial year in accordance with the Bank's Articles of Association, Greek Law 4063/2012 and the provisions of article 44a in combination with articles 42c and 43 of the Greek Companies Act, which prohibit the payment of dividends in the absence of sufficient distributable funds (see Item 8.A, "Consolidated Statements and Other Financial Information—Policy on Dividend Distributions").

Risks Relating to Volatility in the Global Financial Markets

We are vulnerable to the ongoing disruptions and volatility in the global financial markets.

        Global economic growth maintains a steady, albeit weaker than normal, pace. Nonetheless, most of the economies with which Greece has strong export links, including a number of euro area economies, continue to face significant economic headwinds. Activity remains dependent on highly accommodative macroeconomic policies and is subject to downside risks, as room for countercyclical policy measures has sharply diminished and fiscal fragilities have come to the fore. Policymakers in many advanced economies have publicly acknowledged the need to urgently adopt credible strategies to contain public debt and excessive fiscal deficits and later bring them down to more sustainable levels. The implementation of these policies may restrict economic recovery, with a corresponding negative impact on our business, results of operations and financial condition.

        In financial markets, concerns surfaced in a progressive widening of intra-eurozone government bond and sovereign credit default swap ("CDS") spreads for several eurozone issuers with large fiscal imbalances. Against a background of increasing unease over the macrofinancial implications of sizeable fiscal imbalances, investors have reduced their investment in these countries. Continued reduction in investment flows may retard economic recovery, with a corresponding negative impact on our business, results of operations and financial condition, including our ability to fund our operations.

        Results of operations, both in Greece and our international operations, in the past have been, and in the future may continue to be, materially affected by many factors of a global nature, including: political and regulatory risks and the condition of public finances; the availability and cost of capital; the liquidity of global markets; the level and volatility of equity prices, commodity prices and interest rates; currency values; the availability and cost of credit; inflation, the stability and solvency of financial institutions and other companies; investor sentiment and confidence in the financial markets; or a combination of these factors.

We are exposed to risks potentially faced by other financial institutions.

        We routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. Sovereign credit pressures may weigh on Greek financial institutions, limiting their funding operations and weakening their capital adequacy by reducing the market value of their sovereign and other fixed income holdings. These liquidity concerns have negatively impacted, and may continue to negatively impact, inter-institutional financial transactions in general. Many of the routine transactions we enter into expose us to significant credit risk in the event of default by one of our significant counterparties. In addition, our credit risk may be exacerbated when the collateral we hold cannot be realized upon or is liquidated at prices not sufficient for us to recover the full amount of the loan or derivative exposure. A default by a significant financial counterparty, or liquidity problems in the financial services industry in general, could have a material adverse effect on our business, results of operations, financial condition and capital position.

Our auditor, like other independent registered public accounting firms operating in the Hellenic Republic is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

        Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB"), is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in the Hellenic Republic, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the Greek authorities, our auditor, like other independent registered public accounting firms operating in the Hellenic Republic, is currently not inspected by PCAOB. Inspections of other firms that PCAOB has conducted outside of the Hellenic Republic have identified deficiencies in those firms" audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in the Hellenic Republic makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

Risks Relating to Our Operations Outside of the Hellenic Republic

Our Turkish operations make a significant contribution to our net profit, and operating in Turkey carries certain macroeconomic and political risks.

        Turkish operations through Finansbank, our Turkish subsidiary, represented 19.4% of our gross loans as at December 31, 2011 compared to 18.9% as at December 31, 2010 and accounted for 30.3% net interest income before provisions for loan losses for the year ended December 31, 2011 compared to 31.9% for the year ended December 31, 2010. As a result, the Group is subject to operating risks in Turkey, including the following:

  •
  Turkey is a parliamentary democracy and, although stable, it is not free from political instability and domestic terrorist acts.

  •
  Military operations in the Middle East and elsewhere have increased the political and economic risks in the region. The current security situation in the Middle East may contribute to further tension. These risks may have an impact on the Turkish economy and consequently, on the Group's operations in Turkey.

  •
  Since the early 1980s, the Turkish economy has undergone a transformation from a highly protected state-directed system to a more free market economy, experiencing a general growth trend from 1992 to 2007. However, the Turkish economy has experienced a succession of financial crises, most notably in 2000 and 2001, as well as macroeconomic imbalances, including substantial budget deficits, significant balance of payments deficits, high inflation rates and high real interest rates. Turkey's economy is exposed to the effects of the continuing global credit difficulties, having experienced four successive quarters of deep recession between the fourth quarter of 2008 and the third quarter of 2009 before Turkey's GDP subsequently grew again, by 9.2% in 2010, and 8.5% in 2011. Nevertheless, Turkey may face more financial crises, which could have an adverse effect on Finansbank's business and could adversely affect the Group's business, results of operations and financial condition.

  •
  Turkey remains dependent on external financing, and its economy is highly exposed to a turnaround in global activity and investor sentiment. Turkey's current account deficit is expected by the IMF to ease to 7.4% of GDP in 2012, mainly due to a marked slowdown in domestic demand. This much-needed adjustment is, however, at risk in view of the ongoing rise in oil prices. In view of the fact that the bulk of the current account deficit continues to hinge on large portfolio inflows and a drawdown of bank and non-bank residents' assets abroad, Turkish assets will continue to be vulnerable to sudden shifts in global investor sentiment. As a result, there can be no assurance that Turkey will not experience volatility in domestic financial markets, and the likelihood of such volatility would increase with disruptions in global market activity and investor sentiment. Any such volatility would have a negative impact on Finansbank's business and could adversely affect the Group's business, results of operations and financial condition.

  •
  Historically, the Turkish currency has been subject to significant volatility against the euro and other currencies. For example, the TL depreciated by 16.7% against the euro and by 18.9% against the U.S. dollar between December 31, 2010 and December 31, 2011. Since the acquisition of Finansbank by the Group on August 18, 2006 until December 31, 2011, the TL depreciated by 25.1% against the euro and by 24.9% against the U.S. dollar. The TL appreciated by 6.1% against the euro and by 8.7% against the U.S. dollar between December 31, 2011 and April 30, 2012. Such fluctuations could have an adverse effect on the value of the Bank's investment in Finansbank and on the Group's overall profitability. The Group has taken steps in the past to reduce its exposure to TL exchange rate fluctuations and intends to continue implementing such initiatives; however, such protection may not be available on as favorable terms as have been available in the past or at all and may not provide a sufficient hedge against such fluctuations.

  •
  The Group believes the general level of macroeconomic and political risk to be higher in Turkey than in a number of countries whose economies and banking markets are more developed and that are already members of the EU, but the risk levels are converging. While the Group believes there is potential for substantial growth in the Turkish banking market, growth may not occur, or Finansbank may be unable to benefit from that growth. Adverse macroeconomic and political events, that limit economic growth in Turkey or restrict the growth of the banking market may adversely affect Finansbank's business and could adversely affect the Group's business, results of operations and financial condition. For example, various new laws and regulations have been adopted or proposed in Turkey, that affect the Group's business in Turkey. In 2011, the Turkish central bank continued its policy of non-remuneration for reserve requirements and increased the weighted average required reserve ratio for TL denominated to 13.5% within the course of the year, before lowering it to 11%. The Turkish central bank also allowed the banking sector to hold up to 40% of TL denominated required reserves in foreign currencies and up to 10% of TL denominated required reserves in gold accounts. Any failure by Finansbank to adopt adequate responses to these or other future changes in the regulatory framework could adversely affect the Group's business, results of operations and financial condition.

        At the time of our share capital increase in September 2010, we announced plans to dispose of a minority interest in Finansbank through an offering that may comprise both primary and secondary shares. We currently intend to complete this offering when market conditions are favorable; however, our decision to proceed with the offering and its timing are subject to various considerations, including market conditions, offer size and structure and obtaining all necessary regulatory and other approvals. A reduction in our level of ownership in Finansbank would result in a reduction in the level of Finansbank's contribution to the Group's net income/loss going forward.

Any loss in consumer confidence in Finansbank's banking operations may lead to an accelerated outflow of funds from customer deposits and could cause an increase in our costs of funding.

        Historically, Finansbank's principal sources of funds have included individual deposits. All of Finansbank's individual deposits are effectively short-term deposits (the average maturity of individual deposits in 2011 was approximately 59 days), which could expose Finansbank to liquidity risks if retail customers were to withdraw large amounts of their deposits or do not roll over their term deposits upon maturity. Although customer deposits have increased rapidly in 2011 (23.4% year-on-year in TL terms), any loss in consumer confidence in Finansbank's banking operations could significantly increase the amount of individual deposit withdrawals in a short space of time or result in higher interest rates on individual deposits, which could significantly increase Finansbank's cost of funding. Finansbank also relies heavily upon other types of short-term liabilities in addition to individual deposits for its funding. As at December 31, 2011, 96% of Finansbank's other borrowed funds and long-term debt had maturity of less than one year. Given such reliance upon short-term liquidity, there can be no assurance that, in the event of a sudden or unexpected shortage of funds in the banking system or otherwise, Finansbank will be able to maintain its levels of funding and at commercially reasonable terms.

A deterioration of the credit quality of Finansbank's loans could have a material adverse effect on Finansbank's and the Group's business, results of operations and financial condition.

        The 2009 economic downturn had an adverse effect on the financial condition of some of Finansbank's corporate and retail customers and, in some instances, ultimately affected their ability to service and repay their obligations. This has led to an increase in Finansbank's impaired loans that are more than 90 days past due ("dpd"), accompanied by increased allowance for loan losses. During 2010 and 2011, with output growing strongly, credit quality and recoveries improved markedly. However, over time, Finansbank has increased its exposure to retail customers, whose loans generally yield higher interest income but also tend to have higher levels of default than loans of corporate customers. There can be no assurance that continued weakness in consumer spending, high unemployment, decreased profitability of corporate businesses, increasing numbers of insolvencies and/or deterioration of the credit quality of corporate customers will not result in continued increases in the levels of Finansbank's impaired loans in the future, which could have a material adverse effect on Finansbank's and the Group's business, results of operations and financial condition.

A reduction in Finansbank's current long-term credit ratings may increase Finansbank's funding costs.

        Finansbank engages in limited international capital market transactions for funding purposes. Although no specific trigger exists relating to a credit rating downgrade in any one of the outstanding agreements, a reduction in the current long-term credit ratings of Finansbank or any of its principal subsidiaries may increase Finansbank's or that subsidiary's funding costs, limit access to the capital markets and trigger additional collateral requirements in secured funding arrangements when they are renewed. In addition, any further deterioration in NBG's credit rating or any decrease in Turkey's sovereign credit rating could affect Finansbank's ability to obtain financing in international capital markets. Any reduction or deterioration in Finansbank's credit ratings could have a material adverse effect on Finansbank's and the Group's business, results of operations and financial condition.

Changes in the competitive environment in Turkey may adversely affect Finansbank's business.

        The Turkish banking sector is highly competitive and has in recent years undergone a period of consolidation. As at December 31, 2011, there were a total of 44 banks (excluding the Turkish central bank and four "participation banks" (i.e. interest-free banking institutions)) licensed to operate in

Turkey. A small number of these banks have a significant presence in the industry. The intense competition may increase the pressure for Finansbank to expand the range and sophistication of its products and services it offers, as well as to reduce its margins. Increased pricing competition in the Turkish banking markets may also impact customer behavior patterns and loyalty. In addition, state-owned banks in Turkey historically have had access to inexpensive funding in the form of significant Turkish government deposits, which has provided a competitive advantage over private banks. Any failure to maintain customer loyalty or to offer customers a wide range of competitive products could have a material adverse effect on Finansbank's and the Group's business, results of operations and financial condition.

We conduct significant international activities in SEE operations, which carries certain political, governmental or macroeconomic risks.

        Apart from our operations in the Hellenic Republic and Turkey, we have built up substantial operations in Bulgaria, Romania, Former Yugoslavian Republic of Macedonia ("FYROM"), Serbia and other developing economies. The Group's SEE operations accounted for 10.4% of our gross loans as at December 31, 2011 compared to 10.7% as at December 31, 2010 and 11.1% of our net interest income before provisions for loan losses at and for the year ended December 31, 2011 compared to 11.4% for the year ended December 31, 2010. Our SEE operations are exposed to the risk of adverse political, governmental or economic developments in the countries in which we operate. In addition, most of the countries outside the Hellenic Republic in which we operate are emerging markets in which we face particular operating risks. These factors could have a material adverse effect on our business, results of operations and financial condition.

        Our SEE operations also expose us to foreign currency risk. A decline in the value of the currencies in which our SEE subsidiaries receive their income or hold their assets relative to the value of the Euro may have an adverse effect on our results of operations and financial condition.

        The economic crisis in Greece may:

  •
  materially adversely affect the operations of our SEE subsidiaries and Turkey;

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

        We maintain trading and investment positions in debt, currency, equity and other markets. These positions could be adversely affected by continuing volatility in financial and other markets and the Greek sovereign debt crisis, creating a risk of substantial losses. Significant decline in perceived or actual values of the Group's assets has resulted from previous market events. Continuing volatility and further dislocation affecting certain financial markets and asset classes could further impact the Group's results of operations, financial condition and prospects. In the future these factors could have an impact on the mark-to-market valuations of assets in the Group's AFS, trading portfolios and financial assets and liabilities for which the fair value option has been elected. In addition, any further deterioration in the performance of the assets in the Group's AFS and HTM portfolios could lead to additional other-than-temporary impairment losses, including on holdings of Greek government bonds. The AFS and HTM portfolios accounted for 9.3% of the Group's total assets as at December 31, 2011. Volatility can also lead to losses relating to a broad range of other trading securities and derivatives held, including swaps, futures, options and structured products. For further information on market risk exposures in those portfolios, you should refer to Item 11, "Quantitative and qualitative disclosures about Market Risk—Market Risk".

The increase of non-accruing loans may have a negative impact on our operations in the future.

        Non-accruing loans represented 15.1% of our loan portfolio as of December 31, 2011 (compared to 8.1% as at December 31, 2010), while the same ratio for our Greek operations was 16.7% (see Item 4.E, "Selected Statistical Data—Credit Quality—Non-accruing Loans, Allowance for Loan Losses, and Loan Loss Experience" and Item 5, "Operating and Financial Review and Prospects—Key Factors Affecting our Results of Operations—Non-accruing Loans and Write-offs"). The effect of the economic crisis in Greece and adverse macroeconomic conditions in the countries in which we operate may result in further adverse effects on the credit quality of our borrowers, with increasing delinquencies and defaults. In accordance with Greek Law 3869/2010, debtors that are individuals and cannot be declared bankrupt and who are in a state of permanent inability to pay their debts not attributable to willful misconduct, have the ability to adjust their debts and may be released from a portion of such debts through filing of an application to the competent court (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece"). In order for an individual to apply to the courts under this law, the applicant is required to follow a lengthy procedure, which we believe is the principal reason why, as at December 31, 2010, no customer had applied to the courts under this law, and as at December 31, 2011, 5,930 customers, with combined outstanding balances of EUR 286 million, had applied to the court under the provisions of Greek Law 3869/2010. In addition, collateral collections are more difficult in a period of economic recession and in view of existing legislation relating to the valuation of collateral in enforcement proceedings. Moreover, as a result of the financial crisis, and for the protection of the weaker debtors, auctions have been suspended until December 31, 2012, in cases where the outstanding balance does not exceed EUR 200,000 (pursuant to legislative act dated December 12, 2011, having been ratified by Greek Law 3949/2011 (See "—Applicable bankruptcy laws and other laws and regulations governing creditors' rights in Greece and various SEE countries may limit the Group's ability to obtain payments on defaulted credit—"). As at December 31, 2010 and 2011, outstanding balances that could be subject to the abovementioned Act were EUR 121.4 million and EUR 365.7 million, respectively. Future provisions for non-accruing loans could have a materially adverse effect on our profitability.

Volatility in interest rates may negatively affect our net interest income and have other adverse consequences.

        Interest rates are highly sensitive to many factors beyond our control, including monetary policies and domestic and international economic and political conditions. There can be no assurance that further events will not alter the interest rate environment in Greece and the other markets in which the Group operates. Cost of funding is especially at risk for the Bank in view of increased Eurosystem funding and the tight liquidity conditions in the domestic deposit market.

        As with any bank, changes in market interest rates affect the interest rates we charge on our interest-earning assets differently than the interest rates we pay on our interest-bearing liabilities. This difference could reduce our net interest income before provisions for loan losses. Since the majority of our loan portfolio effectively re-prices within a year, rising interest rates may also result in an increase in our allowance for loan losses if customers cannot refinance in a higher interest rate environment. Further, an increase in interest rates may reduce our clients' capacity to repay in the current economic circumstances.

We face significant competition from Greek and foreign banks.

        The general scarcity of wholesale funding since the onset of the economic crisis has led to a significant increase in competition for retail deposits in Greece. We also face competition from foreign banks, some of which may have resources greater than our own. We may not be able to continue to compete successfully with domestic and international banks in the future. These competitive pressures on the Group may have an adverse effect on our business, results of operations and financial condition.

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

        The Group is subject to financial services laws, regulations, administrative actions and policies in each jurisdiction in which it operates. All of these regulatory requirements are subject to change, particularly in the current market environment, where there have been unprecedented levels of government intervention and changes to the regulations governing financial institutions. In response to the global financial crisis, national governments as well as supranational groups, such as the EU, have been considering significant changes to current regulatory frameworks, including those pertaining to capital adequacy, liquidity and scope of banks' operations. As a result of these and other ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of our participation in any government or regulator-led initiatives, such as the Hellenic Republic Bank Support Plan), we may face greater regulation in the Hellenic Republic, Turkey and SEE. Current and future regulatory requirements may be different across each of these locations and even requirements with EEA-wide application may be implemented or applied differently in different jurisdictions.

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

        Regulation of the banking industry in the Hellenic Republic has changed in recent years largely as a result of Greece's implementation of applicable EU directives and in response to the economic crisis in the Hellenic Republic. In this context:

  •
  On February 29, 2012, the Bank of Greece issued Governor's Act 2654 regarding capital adequacy. The Act is in line with the Program as amended on February 9, 2012 and sets a Core Tier I minimum target of 9% beginning on September 30, 2012 and a 10% Core Tier I minimum target beginning on June 30, 2013, under the EBA definition of core capital which includes preference shares issued under the Hellenic Republic Bank Support Plan.

  •
  In December 2010, the Basel Committee on Banking Supervision (the "Basel Committee"), issued two prudential framework documents ("Basel III: A global regulatory framework for more resilient banks and banking systems", December 2010 and "Basel III: International framework for liquidity risk measurement, standards and monitoring", December 2010) which contain the capital and liquidity reform package ("Basel III"). The so called Basel III documents were revised in June 2011. The main elements of Basel III are summarized as follows:

  –
  revision of the regulatory capital definition and its components, setting higher minimum levels for the Common Equity Tier I and Tier I capital adequacy ratios;

  –
  introduction of capital conservation buffer of 2.5% in addition to the minimum Common Equity Tier I and Tier I capital adequacy ratios with certain limitations on dividends, distributions on capital instruments and compensation;

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

  –
  promotion of stronger provisioning practices mainly by moving towards a forward looking (Expected Loss) provisioning approach; and

  –
  introduction of global common liquidity measurement standards subject banks to minimum quantitative requirements for liquidity and increased risk weightings for "illiquid" assets.

        The Basel III proposals have been assessed at EU level. The European Commission has published several consultation and other policy documents indicating its intention to implement the Basel III standards throughout the EEA by way of further changes to the Directives 2006/48/EC and 2006/49/EC and/or additional regulations. The final legislative proposals were published on July 20, 2011 (CRD 4). Commission's aim is to create for the first time a single set of harmonized prudential rules which Banks throughout the EU must respect. Commission's proposal follows the timelines as agreed in the Basel Committee: entry into force of the mew legislation on January 1, 2013 and full implementation on January 1, 2019.

        The Solvency II Directive (Directive 2009/138/EC), adopted by the European Parliament on April 22, 2009 and endorsed by the Council of Ministers on May 5, 2009, is a fundamental review of the capital adequacy regime for the European insurance industry. When implemented (expected to be on January 1, 2014) the capital structure and overall governance of the Group's life assurance business will change significantly, and this may have an impact on the capital structure of the Group.

        Finansbank is subject to a number of banking and other regulations in Turkey, in particular those of the Banking Regulation and Supervision Agency of Turkey ("BRSA"). Banking regulations in Turkey are evolving in parallel to the global changes and international regulatory environment. The Turkish regulator has announced a roadmap for Basel II implementation starting from June 2011. Banks in

Turkey report their results according to both Basel I and Basel II, and after June 2012 only Basel II will be used.

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

        Our competitive position depends, in part, on our ability to continue to attract, retain and motivate qualified and experienced banking and management personnel. Competition in the Greek and other SEE banking industries for personnel with relevant expertise is intense due to the relatively limited availability of qualified individuals. To recruit qualified and experienced employees and to minimize the possibility of their departure, we provide compensation packages consistent with evolving standards in the relevant labor markets. Under the terms of the Hellenic Republic Bank Support Plan, as currently applicable, the Bank is prohibited from paying bonuses to the members of the Board of Directors, the Chief Executive Officer and any general managers or their substitutes. Furthermore, as a result of the economic crisis and regulatory restrictions on bonus payments, we are limiting or restricting the bonuses we pay our personnel, which may inhibit the retention and recruitment of qualified and experienced personnel. However, inability to recruit and retain qualified and experienced personnel in the Hellenic Republic, Turkey and SEE, or manage our current personnel successfully, could have a material adverse effect on our business, results of operations, financial condition and prospects. This risk has increased in view of the current economic situation in Greece.

We could be exposed to significant future pension and post-employment benefit liabilities.

        Like other large companies in the Hellenic Republic that are, or were, in the public sector, the employees of the Bank and certain of our subsidiaries participate in employee-managed pension schemes. The Bank and certain of our subsidiaries make significant contributions to these schemes. In addition, the Bank and several of our subsidiaries offer other post-employment benefit plans, including medical benefit plans. Our consolidated net liability under these plans as of December 31, 2011 was EUR 224.7 million, determined by reference to a number of critical assumptions. These include assumptions about movements in interest rates which may not be realized. Such variation may cause us to incur significantly increased liability in respect of these obligations. For more information on our current obligations under pension plans and the assumptions by reference to which they are determined, please refer to Note 38 to the U.S. GAAP Financial Statements.

        In accordance with Greek Law 3655/2008, applicable from April 2008, the Bank's main pension plan and the main pension branch of Ethniki Hellenic General Insurance S.A.'s ("EH") post-employment and health plan, both of which are defined-contribution plans, have been incorporated into the main pension branch of the state-sponsored social security fund ("IKA - ETAM"). Pursuant to this legislation, the Bank will contribute into IKA - ETAM EUR 25.5 million per year for 15 years starting from December 2009.

        In addition, in 2005 and 2006, the Hellenic Republic passed legislation permitting bank employee auxiliary pension schemes to merge with the new Insurance Fund of Bank Employees ("ETAT"). The relevant legislation provides that, in connection with the merger of auxiliary schemes with ETAT, the relevant employer shall make a payment to ETAT solely in an amount to be determined by an independent financial report commissioned by the Ministry of Finance pursuant to this legislation. Subsequently, in April 2006 the Bank applied under Greek Law 3371/2005, as amended, to merge its Auxiliary Pension Fund into ETAT. Consequently, the Bank may have to contribute a significant amount to ETAT in relation to this merger.

        In addition, Greek Law 3863/2010 amended substantially the structure and operation of the Greek pensions system. These developments, as well as future interpretations of existing laws and any future legislation regarding pensions and pension liabilities or other post-employment benefit obligations, including those under the Program may increase the liability of the Bank or its subsidiaries with respect to pension and other post-employment benefit plan contributions to cover actuarial or operating deficits of those plans.

The Greek banking sector is subject to strikes which may adversely affect the Group's operations.

        Most of the Bank's employees belong to a union and the Greek banking industry has been subject to strikes over the issues of pensions and wages. Bank employees throughout the Hellenic Republic went on strike for 14 days in 2011. In 2012, Bank employees have gone on strike four days (through April 30, 2012), largely to express their opposition to the new austerity measures implemented in light of the Program. Greek bank unions in general participate in general strikes which have increased. Prolonged labor unrest could have a material adverse effect on the Bank's operations in the Hellenic Republic, either directly or indirectly, for example on the willingness or ability of the government to pass the reforms necessary to successfully implement the Program.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgments and estimates that may change over time or may not be accurate.

        In establishing the fair value of certain financial instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilize observable financial market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilized by such valuation models may not be available or may become unavailable due to changes in financial market conditions. In such circumstances, the Group's internal valuation models require the Group to make assumptions, judgments and estimates to establish fair value. In common with other financial institutions, these internal valuation models are complex, and the assumptions, judgments and estimates the Group is required to make often relate to matters that are inherently uncertain, such as expected cash flows. Such assumptions, judgments and estimates may need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments could have a material adverse effect on the Group's earnings and financial condition. Also, recent market volatility and illiquidity has challenged the factual bases of certain underlying assumptions and has made it difficult to value certain of the Group's financial instruments. Valuations in future periods, reflecting prevailing market conditions, may result in changes in the fair values of these instruments, which could have a material adverse effect on the Group's results, financial condition and prospects.

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

        Credit Risk.    Credit risk is the risk of financial loss relating to the failure of a borrower to honor its contractual obligations. It arises in lending activities as well as in various other activities where we are exposed to the risk of counterparty default, such as our trading, capital markets and settlement activities. The risk of counterparty default is the largest single risk we face. Credit risk has increased significantly since September 2007.

        Market Risk.    Market risk is due to the uncertainty arising out of volatility in market prices and rates (including interest rates, equity and bond prices and foreign exchange rates). Changes in interest rate levels, yield curves and spreads may affect our net interest margin. Changes in currency exchange rates affect the value of assets and liabilities denominated in foreign currencies and may affect income from foreign exchange dealing. The performance of financial markets or financial conditions generally may cause changes in the value of our investment and trading portfolios. We have implemented risk management methods to mitigate and control these and other market risks to which our portfolios are also exposed (see Item 11 "Quantitative and Qualitative Disclosures about Market Risk"). However, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on our financial performance and business operations.

        Liquidity Risk.    Liquidity risk is defined as the current or prospective risk to earnings and capital arising from the an entity's inability to meet its liabilities when they come due without incurring unacceptable losses. It reflects the potential mismatch of payment obligations to incoming payments, taking into account unexpected delays in repayments (term liquidity risk) or unexpectedly high payment outflows (withdrawal/call risk). Liquidity risk involves both the risk of unexpected increases in the cost of funding a portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner on reasonable terms. The severity of pressure experienced by the Hellenic Republic in its public finances has restricted the access to markets for the Bank, which currently relies almost entirely on the ECB and central banks (see "—Risks Relating to the Hellenic Republic Economic Crisis—We are currently severely restricted in our ability to obtain funding in the capital markets and are heavily dependent on the ECB and central banks for funding and liquidity, which may be affected by changes in ECB and central banks rules relating to the eligibility of collateral such as Greek government bonds and guarantees", Item 5.B "Liquidity and Capital Resources" and Item 11"Quantitative and Qualitative Disclosures about Market Risk").

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

        Insurance Risk.    The principal risk that the Group may face under its insurance policies is that the actual claims and benefit payments, or the timing thereof, differ from expectations. This could occur because the frequency or severity of claims is greater than estimated. Depending on the insurance product, this risk is influenced by macroeconomic changes, changes in customer behavior, changes in public health, pandemics and catastrophic events such as earthquakes, industrial disasters, fires, riots or terrorism.

        Although the Bank believes that its risk management and risk mitigation policies are adequate, our risk management processes may not prevent all instances of fraud. In addition, continuing volatility as a result of market forces out of our control could cause the Bank's liquidity position to deteriorate. Such deterioration would increase funding costs and limit the Bank's capacity to increase its credit portfolio and the total amount of its assets, which could have a material adverse effect on the Bank's business, results of operations and financial condition.

We may not successfully complete all elements of our capital plan.

        We plan to limit our dependence on official support through the implementation of a capital plan already submitted to the Bank of Greece, for their approval. This capital plan includes a disposal of a minority stake in our subsidiary Finansbank, of which we own 94.81%, through an offering that may comprise both primary and secondary shares. We currently intend to complete this offering when market conditions are favorable; however, our decision to proceed with the offering and its timing are subject to various considerations, including market conditions, offer size and structure and obtaining all necessary regulatory and other approvals. NBG intends to retain a majority equity stake in Finansbank of at least 75%.

        In addition, we are considering the sale of a minority stake in a new subsidiary, currently in the process of being formed, to which we will transfer our SEE banking subsidiaries. Our decision to proceed with these offerings, as well as their related timing, are subject to various considerations, including market conditions, offer size and structure and our obtaining all necessary regulatory and other approvals. Further capital could be raised from the sale of non-core assets, which may include the Astir Palace Hotel, the bancassurance business in Turkey, as well as further initiatives in the area of asset and liability management.

        The successful implementation of these transactions is subject to market conditions. Should market unfavorable market conditions prevail, the completion of the capital plan could be delayed, may fail to achieve its objectives or may not be consummated.

Our economic hedging may not prevent losses.

        If any of the variety of instruments and strategies that we use to economically hedge our exposure to market risk is not effective, we may incur losses. Many of our strategies are based on historical trading patterns and correlations. Unexpected market developments therefore may adversely affect the effectiveness of our hedging strategies. Moreover, we do not economically hedge all of our risk exposure in all market environments or against all types of risk. For example, we are exposed to TL fluctuations and do not always economically hedge this exposure. Finally, the methodology by which certain risks are economically hedged may not qualify for hedge accounting, which may result in additional volatility in the Group's income statement. We have not hedged the sovereign credit risk of the Hellenic Republic.

The Bank's operational systems and networks have been, and will continue to be, vulnerable to an increasing risk of continually evolving cybersecurity or other technological risks which could result in the disclosure of confidential client or customer information, damage to the Bank's reputation, additional costs to the Bank, regulatory penalties and financial losses.

        A significant portion of the Bank's operations relies heavily on the secure processing, storage and transmission of confidential and other information as well as the monitoring of a large number of complex transactions on a minute-by-minute basis. The Bank stores an extensive amount of personal and client-specific information for its retail, corporate and governmental customers and clients and must accurately record and reflect their extensive account transactions. These activities have been, and will continue to be, subject to an increasing risk of cyber attacks, the nature of which is continually evolving.

        The Bank's computer systems, software and networks have been and will continue to be vulnerable to unauthorized access, loss or destruction of data (including confidential client information), account takeovers, unavailability of service, computer viruses or other malicious code, cyber attacks and other events. These threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. If one or more of these events occurs, it could result in the disclosure of confidential client information, damage to the Bank's reputation with its clients and the market, additional costs to the Bank (such as repairing systems or adding new personnel or protection technologies), regulatory penalties and financial losses, to both the Bank and its clients and customers. Such events could also cause interruptions or malfunctions in the operations of Bank (such as the lack of availability of the Bank's online banking system), as well as the operations of its clients, customers or other third parties. Given the volume of transactions at the Bank, certain errors or actions may be repeated or compounded before they are discovered and rectified, which would further increase these costs and consequences.

        In addition, third parties with which the Bank does business under stringent contractual agreements, may also be sources of cyber security or other technological risks. The Bank outsources a limited number of supporting functions, such as printing of customer credit card statements, which results in the storage and processing of customer information. Although the Bank adopts a range of actions to eliminate the exposure resulting from outsourcing, such as not allowing third-party access to the production systems and operating a highly controlled IT environment, unauthorized access, loss or destruction of data or other cyber incidents could occur, resulting in similar costs and consequences to the Bank as those discussed above.

        While the Bank maintains insurance coverage that may, subject to policy terms and conditions, cover certain aspects of cyber risks such as fraud and financial crime, such insurance coverage may be insufficient to cover all losses.

The Hellenic Republic and state-related entities may have an important influence on the Bank.

        In 2008, the Greek Parliament approved the Hellenic Republic Bank Support Plan, in response to the difficult funding conditions in 2008. The Greek Parliament originally approved for EUR 28 billion in 2008 and augmented the Hellenic Republic Bank Support Plan by EUR 40 billion in 2010 and another EUR 30 billion in 2011. The Hellenic Republic Bank Support Plan, as amended, comprised three tranches or pillars:

  •
  Pillar I: up to EUR 5 billion in preference share capital designed to increase Tier I ratios of participating banks, see Item 5.B, "Liquidity and Capital Resources—Financing Under the Hellenic Republic Bank Support Plan";

  •
  Pillar II: up to EUR 85 billion in Hellenic Republic guarantees for short-term borrowings of participating banks (originally only EUR 15 billion); and

  •
  Pillar III: up to EUR 8 billion in short-term debt floating rate notes issued to the participating banks by the Public Debt Management Agency.

        As at April 27, 2012, the Hellenic Republic directly owns all 270 million non transferable redeemable preference shares issued by NBG under the capital facility of the Hellenic Republic Bank Support Plan. This direct stake in NBG provides the Hellenic Republic with voting rights at the general meeting of preferred shareholders and requires the participation on the Board of Directors of NBG of a Government appointed representative, who attends the General Meeting. In certain circumstances, this representative has the ability to veto actions relating to strategic issues or decisions for which the General Meeting is otherwise competent, such as the distribution of dividends and the remuneration of NBG's directors and senior management. By its letter dated October 11, 2010 regarding NBG's rights offering initiated by the September 10, 2010 decision of its Board of Directors, the Hellenic Republic exercised in full its pre-emptive right arising from its holding of preference shares to subscribe for new shares and convertible equity notes that would not be subscribed for by holders of rights and their transferees, equal to approximately 10.3%. Consequently, the Hellenic Republic directly holds 1.23% of the Bank's ordinary shares. (see Item 4.B, "Information on the Company—Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic Bank Support Plan"). NBG also participates in the Pillar II and Pillar III of the Hellenic Republic Bank Support Plan.

        In addition, the Hellenic Republic may exercise a degree of indirect influence on us, through certain state-related entities (primarily pension funds, most of whose boards of directors are appointed by the Hellenic Republic). As of December 31, 2011, various domestic pension funds owned approximately 16.4% of our share capital, and other domestic public sector related legal entities and the Church of Greece owned approximately 7.5% of our share capital. If there is not a full voting participation by all of our other shareholders at a given shareholders' meeting, these state-related entities, despite holding a non-controlling level of our total shares, may have a voting majority at such meeting (see Item 7.A, "—Major Shareholders—State Interests").

        There is a risk that the Hellenic Republic might seek to exert influence over the Group and may disagree with certain decisions of the Bank and the Group relating to dividend distributions, benefits policies and other commercial and management decisions which may ultimately limit the operational flexibility of the Group.

        If economic conditions do not improve or continue to deteriorate, or if the financial position of the Group deteriorates, further government or inter-governmental intervention may take place in addition to the amounts already contemplated through the HFSF. Any further government or inter-governmental intervention, including through the HFSF, may have a material adverse effect on the interests of other holders of our securities, results of operations and financial condition. Capital shares issued under the HFSF will provide it with significant management powers (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece").

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

Our loan portfolio may continue to contract.

        In the current economic environment, our Greek loan portfolio may continue to decline, and our foreign loan portfolio may not grow at historic rates or may even decline. Furthermore, there are a limited number of high credit quality customers to whom banking services may be provided in our target markets. Developments in our loan portfolio will be affected by, among other factors, the health of the Greek economy in light of the economic crisis and the Program. The continuing decline in our loan portfolio, in combination with non-performing loans, may limit our net interest income, and this could have a material adverse effect on our business, results of operations and financial condition.

We could be subject to additional taxes.

        Due to the uncertainty regarding the success of the Program, new taxes may be imposed on the Group, such as the "one-off" taxation on profitable companies, and existing taxes may be increased. In 2010, the Group was subject to a EUR 79.1 million windfall tax, which comprised of a tax on 2009 earnings of EUR 26.1 million and a reversal of a tax credit from withholding tax of EUR 53.0 million relating to interest income from bonds. In addition, at the European Council Summit held on June 17, 2010, representatives agreed that member states should introduce a system of levies and taxes on financial institutions to promote an equitable distribution of the costs of the global financial crisis. Any additional taxes imposed on us in the future may have a material adverse effect on our business, results of operations and financial condition.

Risks Relating to the Restatement

In connection with the restatement of our previously reported financial statements, we may be subject to the risk of litigation or regulatory proceedings or actions.

        We have restated our previously reported financial statements for the years ended December 31, 2007, 2008, 2009 and 2010 as described in detail in Note 43 to the U.S. GAAP Financial Statements. Consequently, we may be subject to class action lawsuits or regulatory proceedings or actions relating to the restatement of our financial statements. We may incur substantial legal and accounting expenses in connection with the restatement. In addition, should any litigation or regulatory actions occur, it may be time consuming and distract certain management personnel from performing their daily operational duties.

Material weakness in our disclosure controls and procedures could negatively affect shareholder and customer confidence towards our financial reporting and other aspects of our business.

        As described above, we have restated our previously reported financial statements for the years ended December 31, 2007, 2008, 2009 and 2010, as described in detail in Note 43 to the U.S. GAAP Financial Statements.

        The Public Company Accounting Oversight Board's Auditing Standard No. 5—"An Audit of Internal Control Over Financial Reporting that is integrated with An Audit of Financial Statements" specifies that the restatement of previously reported financial statements to reflect the correction of a misstatement should be regarded as at least a significant deficiency and as a strong indicator that a material weakness in internal control over financial reporting exists. We considered this guidance, applied our judgment in assessing the reason why a restatement was necessary, taking into account the high uncertainty created by the rapidly evolving economic crisis in Greece and concluded that a material weakness in our internal control over financial reporting existed with regards to the credit value adjustment following the revision of our assumption methodology relating to the impact on the Group of credit risk on derivatives (for both counterparty and own risk) and that, as a result, our disclosure controls and procedures were not effective as of December 31, 2011. See Item 15 "Controls and Procedures—Management's Annual Report on Internal Control over Financial Reporting".

        The existence of that material weakness could negatively affect shareholder and customer confidence towards our financial reporting and other aspects of our business. Furthermore, further and continued determinations that there are material weaknesses in the effectiveness of our material controls would also reduce our ability to obtain financing or could increase the cost of any financing we obtain and require additional expenditures of both money and management's time to comply with applicable requirements. We have initiated remedial steps to address this material weakness in our internal control over financial reporting.

Risks Relating to the Markets

Exchange rate fluctuations could have a significant impact on the value of our shares.

        The market price of our shares traded on the ATHEX is denominated in euros. Fluctuations in the exchange rate between the euro and other currencies may affect the value of the Bank's shares in the local currency of investors in the United States and other countries that have not adopted the euro as their currency. Additionally, any cash dividends on our ordinary shares are paid in euros and, therefore, are subject to exchange rate fluctuations when converted to an investor's local currency, including U.S. dollars.

The ATHEX is less liquid than other major exchanges.

        The principal trading market for our ordinary shares is the ATHEX. The ATHEX is less liquid than other major stock markets in Western Europe and the United States. As a result, shareholders may have difficulty assessing the past performance of the ordinary shares based on our prior trading record on the ATHEX. In 2011, the average daily trading value on the ATHEX was approximately EUR 82.4 million, while in the first four months of 2012 it was approximately EUR 54.1 million. In comparison, the average daily trading value on the London Stock Exchange was approximately GBP 3.7 billion in 2011.

        As at December 30, 2011, the aggregate market value of all shares listed on the ATHEX was approximately EUR 27.5 billion, while as at April 30, 2012 it was approximately EUR 27.5 billion. The market value of our ordinary shares listed on the ATHEX on December 30, 2011 and April 30, 2012, was EUR 1.5 billion and EUR 1.6 billion, representing approximately 5.6% and 5.8%, respectively, of the capitalization of all companies listed on the ATHEX. We cannot make assurances about the future liquidity of the market for our shares.

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

        For the annual high and low market prices of the Bank's shares on the ATHEX for the five most recent financial years see Item 9.A, "Offer and Listing Details".

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

        Holders in the United States of the Bank's ordinary shares and American Depositary Shares evidenced by ADRs may not be able to exercise pre-emptive rights for any such offering of shares unless a registration statement under the U.S. Securities Act of 1933, as amended ("Securities Act"), is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement with respect to any future offering will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling U.S. holders of ordinary shares and ADRs to exercise their pre-emptive rights and any other factors we may consider appropriate at the time.

        If holders in the United States of the Bank's ordinary shares and ADRs are not able to exercise pre-emptive rights granted in respect of their shares in any rights offering by us, they might not receive the economic benefit of such rights. In addition, their proportional ownership interests in the Bank will be diluted.

ITEM 4    INFORMATION ON THE COMPANY

A.    History and Development of the Company

History and Development of the NBG Group

        National Bank of Greece S.A. was founded in 1841 and incorporated as a société anonyme pursuant to Greek law. Our current corporate form will expire on February 27, 2053, but may be further extended by a shareholder resolution passed at the General Meeting. The Bank's headquarters and our registered office are located at 86 Eolou Street, 10232 Athens, Greece. The telephone number of the Bank is (+30) 210 334 1000. The Bank's agent for service of process in the United States is Corporation Service Company, 1180 Avenue of the Americas, Suite 210, New York, NY 10036.

        The Bank has operated a commercial banking business for 171 years. Since our founding, our business has expanded to become a large, diversified financial services group. As part of our diversification, the Bank founded EH in 1891. Until the establishment of the Bank of Greece as the central bank of Greece in 1928, the Bank, in addition to commercial banking activities, was responsible for issuing currency in Greece.

Acquisitions, Capital Expenditures and Divestitures

        In 2006, we undertook our largest international acquisition to date. On August 18, 2006, we acquired 46% of the ordinary shares and 100% of the founder shares in Finansbank, a commercial and retail bank in Turkey, from Fiba Holding A.S., Fina Holding A.S., Girisim Factoring A.S. and Fiba Factoring Hizmetleri A.S. (together, the "Fiba Sellers") for a consideration of US$2,323 million and US$451 million for ordinary shares and founder shares, respectively. In order to finance our acquisition of Finansbank, we increased our share capital through a rights issue in July 2006 by payment in cash with pre-emptive rights to our existing shareholders at a ratio of four new shares for every ten shares. The Fiba Sellers retained a residual stake of 9.68% in the ordinary share capital of Finansbank, which was subject to a call option exercisable by us, and a put option (to us) exercisable by the Fiba Sellers for a period of two years commencing on the second anniversary of the initial acquisition. As a result of Turkish capital markets legislation, the Bank made a mandatory offer to the minority shareholders of Finansbank. During the mandatory tender offer period between January 8 and January 29, 2007, the Bank acquired a further 43.44% of Finansbank's outstanding ordinary shares, for a consideration of EUR 1,733 million, through the Istanbul Stock Exchange ("ISE"). On April 5, 2007, we disposed of 5% of Finansbank's share capital to the International Finance Corporation ("IFC"). This shareholding remains subject to a call option exercisable by us, and a put option (to us) exercisable by the IFC within seven years (See Item 10.C, "Material Contracts"). Following the completion of the mandatory tender offer and the sale of shares to the IFC, we have proceeded to acquire further outstanding ordinary shares in Finansbank. On August 19, 2008, we accepted the proposal of Fiba Holding to acquire the remaining shares of Finansbank held by the Fiba Sellers (9.68%). The exercise price was determined in accordance with the agreement and amounted to US$697 million. Currently we hold 94.81% of Finansbank's outstanding share capital (a 5% stake held is by the IFC and subject to the put and call options). Non-controlling interests ("NCI") that are subject to put options held by third parties are accounted for as described in Note 3 to the U.S. GAAP Financial Statements.

        Since March 2009, the Bank consolidates Titlos Plc, a variable interest entity established in the UK, for the purpose of the securitization of Greek State loans and receivables, in which the Bank has a beneficial interest;

        On May 19, 2009, the Bank established Ethniki Factors S.A., a wholly owned subsidiary.

        On June 8, 2009, Finansbank established Finans Faktoring Hizmetleri A.S., (Finans Factoring) a wholly owned subsidiary.

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

        In September 2009 the Bank established NBG Pangaea Real Estate Investment Company ("NBG Pangaea"), a newly formed real estate investment company wholly owned by the Bank. NBG contributed to NBG Pangaea 241 properties, in lieu of cash for share capital. The net book value of these properties as at December 31, 2009 was EUR 164.8 million.

        On September 15, 2009, the Group disposed of its investment in Phosphoric Fertilizers Industry S.A. for a consideration of EUR 18.9 million, of which EUR 2.6 million has been deposited in an escrow account up to September 15, 2011, to set off contingent liabilities. Up to September 15, 2011, no contingent liability had arisen and the escrow account was subsequently released. The loss on sale for the Group was EUR 10 million.

        On October 14, 2009, the Bank partially participated in the share capital increase of its associate Larco S.A. The Bank's contribution amounted to EUR 20.5 million and after the completion of the share capital increase, the Bank's participation was reduced from 36.43% to 33.36%.

        On October 16, 2009, United Bulgarian Bank (UBB) established UBB Factoring EOOD, a wholly owned subsidiary of UBB.

        On January 14, 2010, an extraordinary General Meeting of the Bank approved the contribution of real estate property of the Bank with a carrying amount of EUR 168.4 million to NBG Pangaea.

        On August 17, 2010, the Bank acquired 21.6% of Stopanska Banka AD—Skopje, from European Bank for Reconstruction and Development ("EBRD") and IFC, possessing 10.8% shareholding each, through put and call arrangements as provided for in the 2001 shareholders agreement, between the Bank and EBRD and IFC, for the acquisition of Stopanska Banka AD—Skopje. The total consideration paid amounted to EUR 35.2 million.

        On September 3, 2010, Banca Romaneasca S.A. established NBG Factoring Romania IFN S.A. Banca Romaneasca S.A. owns 99% and NBG Leasing IFN S.A. owns 1% of the new company.

        On November 4, 2010, following a decision of Finansbank's Board of Directors on August 2, 2010, the share capital of the Finansbank was increased by TL 551.3 million (TL 547.1 million in cash and TL 4.1 million by capitalization of reserves). The cash contribution by the Group amounted to TL 518.7 million and covered by the proceeds from repayment by Finansbank of subordinated debt amounting to TL 495.8 million (USD 325 million) and cash payments by the reinvestment of the dividend received TL 22.9 million.

        During December 2010, Finans Invest acquired 5.11% of Finans Finansal Kiralama A.S. (Finans Leasing), a listed subsidiary company in ISE, from the market with a cost of TL 20.5 million. Prior to this, on August 13, 2010, the Bank had increased its shareholding in Finans Leasing, through a public offer, pursuant to which the Bank acquired 27.3% of the share capital for EUR 42.3 million (TL 81.7 million). After these acquisitions the NBG Group owns 90.9% of Finans Leasing.

        On June 29, 2011, the Bank acquired 49.9% of CPT Investments Ltd from Credit Suisse A.G. The total consideration amounted to EUR 587.8 million of which amount of EUR 42.9 million was paid in cash. The remaining amount of EUR 544.9 million related to waiver of debt from Credit Suisse A.G.

        On September 19, 2011 the Bank established the variable interest entity SPITI PLC in the UK, for the securitization of mortgage loans in which the Bank has a beneficial interest.

        On September 22, 2011 the Bank established the variable interest entity AGORAZO PLC in the UK, for the securitization of consumer loans in which the Bank has a beneficial interest.

        On September 22, 2011 the Bank established the variable interest entity AUTOKINITO PLC in the UK, for the securitization of car loans in which the Bank has a beneficial interest.

        On December 12, 2011, following a decision of Finansbank's Board of Directors of August 4, 2011, the share capital of the Finansbank was increased by TL 120.0 million (TL 116.3 million in cash and TL 3.7 million by capitalization of reserves). The cash contribution by the Group amounted to TL 110.3 million and was covered by the reinvestment of the dividend received.

        During 2011 Finansbank disposed of 20.88% of its participation in Finans Yatirim Ortakligi A.S. (Finans Investment Trust) for TL 5.0 million. Prior to this, in April 2010, Finansbank had disposed of 10.73% of its participation in Finans Investment Trust for TL 2.7 million. After these transactions the Group owns 52.1% of the entity.

        The table below sets out the Group's principal items of capital expenditure for 2009, 2010 and 2011.

	Year ended December 31,
Type of Capital Expenditure	2009		2010		2011
	(EUR in millions)
Interests in other companies	19.6	(1)	133.3	(2)	104.8	(3)
Information technology and other electronic equipment	70.8		86.9		60.7
Land and buildings	41.1		60.2		96.5
Leasehold improvements	27.5		21.1		25.3
Furniture, fixtures, machinery and vehicles(4)	144.3		100.2		101.0

Total	303.3		401.7		388.3

(1)
Principally representing the participation in the share capital increase of NBG Finance (Sterling) Plc and NBG Finance (Dollar) Plc.

(2)
Principally representing the acquisition of 21.6% of Stopanska Banka AD—Skopje, from EBRD and from IFC, the acquisition of 27.3% of Finans Finansal Kiralama A.S. (Finans Leasing) and the participation in the capital increases of NBG Finance (Sterling) Plc and NBG Finance (Dollar) Plc.

(3)
Principally representing the participation in the capital increases of NBG Finance (Sterling) Plc and NBG Finance Plc.

(4)
"Furniture, fixtures, machinery and vehicles" domestically and abroad also include other capital expenditures that mainly relate to assets under construction and assets under operating leasing.

        Also, as part of our strategy to streamline our operations, we continue to divest, if market conditions are favorable, non-core equity investments and real estate assets that are unrelated to our principal financial services business and to commit these released resources to more profitable activities.

        The table below sets out the Group's principal divestitures for 2009, 2010 and 2011.

	Year ended December 31,
Type of Divestiture	2009	2010	2011
	(EUR in millions)
Investments(1)	17.9	0.1	—
Real estate(2)	21.0	6.8	15.5

(1)
During 2009, the Group disposed of 20% of its participation in Social Securities Funds Management S.A., reducing its participation from 40% to 20% for EUR 1.3 million and disposed of its investment in Phosphoric Fertilizers Industry S.A. for EUR 18.9 million, EUR 2.6 million of which has been deposited in an escrow account to set off contingent liabilities. During 2010, the Group disposed of a percentage of 2.01% of its indirect participation in Europa Insurance Co for EUR 0.1 million.

(2)
Represents disposals of real property that was acquired by the Group primarily through foreclosure proceedings, as well as real estate previously used by Group companies. These properties were primarily located in Greece.

B.    Business Overview

Introduction

        We are the largest financial institution in Greece by market capitalization, holding a significant position in Greece's retail banking sector, with more than 11 million deposit accounts, more than three million lending accounts, 539 branches and 1,398 ATMs as at December 31, 2011. Our core focus outside of Greece is in Turkey and SEE, where we currently operate in Bulgaria, Serbia, Romania, Albania, Cyprus and FYROM. We offer our customers a wide range of integrated financial services, including:

  •
  corporate and investment banking;

  •
  retail banking (including mortgage lending);

  •
  leasing and factoring;

  •
  stock brokerage, asset management and venture capital;

  •
  insurance; and

  •
  real estate, hotel and consulting services.

        The Bank is our principal operating company, representing 67.5% of our total assets as at December 31, 2011. The Bank's liabilities represent 76.4% of our total liabilities as at December 31, 2011. While the Bank conducts most of our banking activities, it is supported by eight non-Greek banking subsidiaries: Finansbank A.S. ("Finansbank"), United Bulgarian Bank AD—Sofia ("UBB"), Vojvodjanska Banka A.D. Novi Sad ("Vojvodjanska"), Banca Romaneasca S.A. ("Banca Romaneasca"), Stopanska Banka A.D.—Skopje ("Stopanska Banka"), the National Bank of Greece (Cyprus) Ltd. ("NBG Cyprus"), South African Bank of Athens Ltd. ("SABA") and NBG Bank (Malta) Ltd. ("NBG Malta"). We intend to continue to expand our operations in SEE and the Southeastern Mediterranean region when conditions permits it.

        We hold leading positions in many financial services products in Greece. As at December 31, 2011, we had the largest market share of deposits and mortgage loans in Greece, with 30.8% in core deposits and 25.1% in mortgage lending, respectively, according to our internal analysis of published information of the Bank of Greece and other Greek banks. We are also strongly positioned in consumer and credit card lending, where, according to our internal analysis of information published by the Bank of Greece, we are first with a market share of 19.2% as at December 31, 2011. We are also second in mutual fund management with a market share of 17.4% as at the same date according to Hellenic Fund and Asset Management Association.

        For a breakdown of our total revenues by category of activity and geographic market, see Item 5.A, "Operating Results—Segment Information".

Banking Activities in Greece

        Most of our banking business is domestic and includes retail, corporate and investment banking. The Group's Greek banking operations account for 69.9% of our total lending activities as at December 31, 2011 the ("Greek Banking Loans" and "Greek Banking Deposits"). Banking activities in Greece includes the Bank's domestic operations, Ethniki Leasing S.A. ("Ethniki Leasing") and Ethniki Factors S.A. ("Ethniki Factors"). In this section, "—Banking Activities in Greece", financial information pertaining to the Bank relates to banking activities in Greece.

        The following table sets forth details of the Greek Banking loans and deposits as at December 31, 2011:

	Loans	Deposits
	Amount	Amount
	(EUR in millions)
Commercial and Retail(1)	44,415	39,151
Public Sector	8,711	2,094

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

        The chart below indicates the fluctuations in Greek Banking loans and Greek Banking deposits excluding interbank deposits attributable to the Bank from December 31, 2009 through December 31, 2011.

Greek Banking Loans and Deposits

Greek Banking Distribution Channels

        As at December 31, 2011, we operated in Greece through 539 branches, one private banking unit, one unit for financial institutions and seven specialized banking units that deal exclusively with troubled and non-performing loans. As at December 31, 2011, we had 1,398 ATMs, of which at least 573 were situated in key locations such as supermarkets, metro stations, shopping centers, hospitals and airports (42% of our ATMs are equipped with cash deposit devices). During 2011, the total number of ATM transactions reached approximately 101 million with a total value of approximately EUR 18 billion. In addition, we have developed alternative distribution channels, such as an e-banking platform targeted at both corporate and retail clients. During 2011, the total number of phone and internet banking users increased by 13%, reaching approximately 574 thousand, out of which 364 thousand were also phone banking users. The total number of electronic transactions during 2011 was approximately 44.7 million with a total value of approximately EUR 17 billion. We operate a contact center, through which the Bank provides information and transaction services through the use of a voice portal and a manned help desk, which began operation in 2007. In 2011, we launched three new "i-bank" stores (two in Athens and one in Thessaloniki) which offer all i-bank services (internet, mobile and phone banking, ATM and APS) and where we also host entertainment and educational events. In their first year of operation, "i-bank" stores accepted over 400,000 visitors.

        The Bank's branches are located in almost every major city and town in Greece. Approximately 42% of the Bank's branches are located in Attica and Thessaloniki prefectures, the major population centers in Greece. The Bank is engaged in a continuous process of rationalizing the organization of its branch network in order to reduce costs, primarily by centralizing back-office functions to free more employees to work on sales activities directly with customers. In addition, the Bank is continuing to consolidate redundant branches in order to maintain equivalent geographic coverage at a lower cost. As at December 31, 2011, the Bank operated 232 full banking branches and 307 retail banking branches.

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

        We have also introduced "i-bank", a web-based portal which allows our clients to select the ideal place and method to transact with the Bank in order to achieve immediate and reliable service at low cost. Our "i-bank" is being implemented at Group level in all countries in which we operate, which will create convergence across our distribution channels through the utilization of a common platform for trans-border products and services.

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

Payment Services

        We offer payment services to our clients participating in all local interbank payment channels. We are also a direct member of the euro interbank channels of TARGET, TARGET2, EBA for Euro 1, Step 1 and Step 2. As a member of Step 2, the Bank is the main Greek entry point for eurozone payments. For payments, especially outside the eurozone, the Bank maintains a global network of correspondent banks. The Bank has completed the centralization of its payment operations. Our Cash Management product offering in Greece leverages extensively the Bank's branch network in providing our customers with on-line transaction processing particularly as regards electronic collection services.

Retail Banking

        All of our retail banking activities in Greece are conducted by the Bank. The Bank offers retail customers a number of different types of deposit and investment products, as well as a wide range of traditional services and products.

        As a result of the economic crisis, we have adopted a more conservative approach to new consumer lending, with a greater emphasis on risk-averse lending criteria. As a result, we experienced a reduction in balances in 2011, and we also expect slower credit expansions across each of our products in 2012, also in line with the current market conditions.

        The following table illustrates our estimated market share in Greece for certain categories of retail banking activities as at the dates indicated:

	As at December 31,
	2010	2011
Mortgage lending (balances)	25.4%	25.1%
Consumer loans and credit cards (balances)	19.6%	19.2%
Core deposits(1)	29.5%	30.8%

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

Consumer Lending Products

        The Bank's objective for 2011 was to continue supporting customers experiencing difficulties in the smooth repayment of their obligations, through the improvement of solutions for debt restructuring, depending on each customer's needs and repayment ability. At the same time and despite the economic crisis, the Bank maintained its strong position in consumer retail banking by offering a wide range of consumer finance solutions to financially healthy customers. The Bank is among the most active credit card issuers in Greece, having circulated approximately 735 thousand cards and managing a total credit card portfolio of EUR 1.5 billion as at December 31, 2011.

        During 2011, the Bank focused on restructuring consumer loans and deleveraging the portfolio, targeting financially healthy customers for new loans and simplifying as well as strengthening credit processing. In particular, the Bank focused on implementing more stringent credit criteria as well as a more effective and targeted portfolio management. The Bank has also modified the way in which it grants loans and takes on new customers by targeting customers that plan to invest rather than consume. The offer of green loan products was enhanced through the accomplishment and extension of various agreements with retail companies specialized in providing innovative technology solutions for energy saving. In addition, the Bank participated in major exhibitions about Environmental Technologies, Energy Saving and Renewable Energy Sources in order to communicate the Bank's series of green products. The Bank continues participating successfully in the "Energy Saving at Home" program managed by Institute of Financing Small & Very Small Sized Enterprises ("ETEAN S.A. former TEMPE S.A.), supporting the goal for energy efficiency and use of renewable energy sources.

        Consumer and credit card portfolio restructuring products are addressed mainly to customers with at least one consumer loan or credit card in delinquency for at least 90 days. Under the restructuring all consumer loan and credit card debt is consolidated into a single fixed-term consumer loan, even if certain of the consumer loans and/or credit cards have less than 90 days delinquency. The standard terms of these products include (i) a grace period of 18 months, during which the customer pays only interest, (ii) a reduction of up to 50% of the interest accrued off-balance sheet since a loan or credit card was placed in non-accrual status and (iii) a down payment by the customer equal to one installment. The interest rate on the new loan may be reduced and/or the duration may be extended if the borrowers are willing and able to secure their consumer loan and credit card debt with real property or provide an additional down payment. The maturity of these restructured products varies from 10 to 20 years.

        Currently the average duration of the restructured fixed-term consumer loan portfolio is approximately 10 years, while their average interest rate is 9.7% as at December 31, 2011. In 2011, more sophisticated products with a reduced installment amount have also been introduced making the service of all kinds of distress possible.

        The Group classifies modified consumer loans and credit cards as Troubled Debt Restructurings ("TDRs") when, for economic or legal reasons related to the debtor's financial difficulties, the Group grants a concession to the debtor that it would not otherwise consider. In relation to the above restructuring products, the Group considers that the reduction of off-balance sheet interest represents a concession because it causes a direct economic loss for the Group that it would not otherwise consider. By contrast, the lower interest rate and extended maturity is offered only to customers that provide real property as collateral and/or additional down payment, thus mitigating our risk exposure, and for this reason these modifications are not deemed concessions. Consequently, typically the Group classifies as TDRs consumer and credit card balances that have been non-accruing, at the time of the restructuring and, as a result, off-balance sheet interest is waived.

        Our basic goal for 2012 is to strengthen the conditions that help keep its loan book robust under the particularly adverse macroeconomic conditions currently prevailing.

Mortgage Lending

        The year 2011 was a year of deep recession in the Greek economy, marked by low personal incomes, high unemployment, heavier taxation especially in the real estate sector and particularly low construction activity. In this difficult environment, the number of housing transactions declined by 44% and house prices by 5.3% (Source: Bank of Greece_Bulletin of Conjunctural Indicators), following prior falls in house prices by 4.4% in 2010 and 4.3% in 2009. Notwithstanding the above, the housing market is not considered to be overpriced, since the decline in house prices over the last three years was rather moderate and gradual, a trend that is expected to continue in the near future.

        Since the beginning of 2009, apartment prices in Greece have declined. In 2011, apartment prices decreased by 5.1% on an average annual basis compared to a 4.7% decrease in 2010 and a 3.7% decrease in 2009. The new index of apartment prices (Index 2007=100) has declined to 85.5 at the end of 2011, compared to 90.9 at the end of 2010, 97.7 at the end of 2009 and 101.8 at the end of 2008 (source: Bank of Greece, Real Estate Market Analysis department report, Table II.6. New Index of apartment prices by age). It should be noted that the real estate market in Greece is considered to have long-term investment-type characteristics since the property is transferred from one generation to another, in order to meet housing needs. In addition, the high costs of property transactions, including fees and taxes, has an adverse effect in housing activity, thus limiting volatility in house prices.

        During 2011, mortgage lending in Greece declined faster compared to 2010, at an annual rate of around 3%. The Bank balances followed the same trend, reaching EUR 18.7 billion at the end of 2011, compared to EUR 19.5 billion as at December 31, 2010, posting a decrease of 4.0% and constituting 35.3% of its total lending to enterprises and households in Greece. Nevertheless, the Bank managed to maintain leadership in the market, with a share of 25.1%. In Greece, 10.6% of our mortgage portfolio carries an interest rate subsidy, either by the State or the Social Housing Organization (O.E.K.), and another 7.5% is fully guaranteed by the Hellenic Republic. Most of these programs, with the exception of mortgages subsidized by the State, were inactive or discontinued, even before 2010. The volume of new mortgage loan disbursements amounted to EUR 298 million in 2011, compared to EUR 1.4 billion in 2010.

        During 2011, new mortgage lending was limited to EUR 298 million, and was subject to more stringent lending criteria. The average Loan-to-Value ("LTV") fell to less than 64% and Payment-to-Income ("PTI") fell to 25%, compared to a maximum limit of 40% set by the Bank of Greece. The Bank followed conservative selection criteria, with an approval rate at 35%, compared to 49% in 2010. The vast majority of these loans were granted through the Bank's branch network, with very limited participation of third parties, reflecting the Bank's new policy. Pricing became more expensive as in 2011 average spread rose to 341 basis points, from 259 bps in 2010 and 224 bps in 2009. Around 46% of new production was of a fixed interest rate type and 54% floating, with maximum duration 30 years. For further information regarding the underwriting criteria of the mortgage loan products, see Item 4.E, "Information on the Company—Selected Statistical Data—Credit Quality—Risk Management—Loan Approval Process—Retail Banking—Mortgage Loans".

        Since 2010, the Bank's attention has been mainly focused on proactively dealing with customers who currently face financial difficulty in serving their mortgage in accordance with contractual terms. For loans in delinquency for over 90 days, a number of modification programs was applied, offering, in addition to maturity extension (i) a 24 month interest-only period and (ii) a reduction of up to 30% of the interest accrued off-balance sheet for loans placed in non-accrual status (over 180 days past due). In certain cases, a down payment on behalf of the borrower was required. Non TDRs mortgage loans modified within 2011 amounted to EUR 0.6 billion compared to EUR 0.5 billion in 2010.

        In relation to the above products for mortgage loans, the Group assessed whether in certain circumstances these modifications were for the purpose of maximizing the collection of the amounts due, and thus constituting a concession. The Group concluded that in relation to the above options the reduction of off-balance sheet interest represents a concession because it causes a direct economic loss for the Group. Remaining options that allow for modification in interest rate or extension in maturity are not considered to be concessions as these products would be offered to borrowers of equal credit quality, similar circumstances and similar standing. As at December 31, 2011 and 2010, modified loans that were concluded to be TDRs amounted to EUR 1.2 billion and EUR 0.5 billion, respectively.

        Modified mortgages have an average duration of 31.3 years, almost 6 years longer than prior to modification. Of all modifications, 47% covers the vintage period 2006-2008. Post modification almost all mortgages became of a floating interest rate type, indexed to 3-month euribor plus a spread, whereas, before modification, fixed and floating rate mortgages were almost equally divided (43% fixed and 57% floating). On average, the spread of floating rate mortgage loans has increased by 30 bps after modification.

        In mid-2011, as a result of the prolonged economic crisis, the Bank offered to customers still experiencing problems in servicing their restructured mortgage, the opportunity to become current in their payments, by offering a new product of "fractional payment", where the customer pays for a 3-year period a proportion of the installment due (40% in the first year, 60% in the second year and 80% in the third year). In this case, the minimum interest margin charged was set at 250 bps over 3-month euribor. This new product represents a concession for the Bank and is accounted for as TDR since it would not be considered by the Bank if the customer was not in financial difficulty.

        In addition to fire and earthquake property insurance, we offer an optional life insurance plan together with mortgages. This option has been successful, with 97.6% of new mortgages in 2010 and 2011 carrying a life insurance plan. In July 2009, the Bank's range of insurance products was further enriched with the introduction of a mortgage payment insurance plan that guarantees up to 18 monthly loan installments in case of a borrower's involuntary unemployment or temporary disability due to illness or accident. This new insurance product is complementary to life insurance plans and further improves the safety of mortgage payments. Almost all new mortgages in 2010 and 2011 carried the payment insurance plan. For further information, see "—Insurance" below. Offering optional life insurance plans together with mortgages has improved the quality of our mortgage credit as credit risk due to death, permanent disability or temporary unemployment at the Bank level is mitigated.

        More specifically, life insurance as well as payment protection insurance improve the quality of our mortgage portfolio because when the event occurs (i.e. death, disability, unemployment etc.), the Bank receives either the outstanding loan amount or monthly payments corresponding to the loan installments, instead of waiting for the temporarily disabled or unemployed borrower to resume payments or in case of death or permanent disability for the loan to go into foreclosure. In 2010 and 2011, claims incurred under such policies amounted to EUR 23.5 million and EUR 29.7 million, respectively.

        The insurance risk arising from these policies is assumed at the level of our insurance subsidiary EH and has historically been covered by the premium revenue earned on these insurance policies; therefore the total exposure to these borrowers is not diminished at consolidated level. For substantially all mortgage loans originated by the Bank and insured for life, disability and payment protection, the insurance policies have been underwritten by the Bank's subsidiary EH and a corresponding provision for the insurance risk is recognized. The insurance risk provision associated with the insurance policies sold together with our mortgage products is estimated based on historical trends and the indemnification amounts like any other life insurance policy. For the purposes of estimating the allowance for loan losses, the Bank ignores these insurance policies when estimating losses incurred in the portfolio.

        As 2012 is expected to be another recessionary year, new mortgage production will be kept at low levels, similar to those experienced in 2011. The Bank's main effort will continue to focus on managing effectively its portfolio. The current environment exerts downward pressure on house prices, which are expected to continue declining similarly to 2011.

  Real estate market in Turkey and SEE

        The year 2011 can be characterized as a year in which we have witnessed stabilization of the housing sector. The commencement of new housing construction projects and house sales slowed down in comparison to previous years. The Turkish House Prices Index has increased from 88 at the end of

2008, to 91.1 at the end of 2009, reaching 93.5 at the end of 2010. The upward trend continued in 2011 and reached 100.8 at the end of 2011.

        Due to high competition in the mortgage loan market, we have observed a contraction in the mortgage loan spreads which led some banks to slow down their mortgage loan sales due to profitability concerns. Finansbank took a decision to pull back from mortgage loan origination in May 2011 and shifted our sales force efforts to more profitable products such as personal need loans and overdrafts. Finansbank had 8.3% market share by the end of 2011 in mortgage loans compared to 10.5% in 2010 according to statistics published by the BRSA.

        In SEE and particularly in Romania and Bulgaria, the decrease in real estate prices continues, albeit at a slower pace.

        In Romania, the correction in real estate prices appears to have come to a halt, with the real estate price index (Residential Advisors index: average asking price of residential space in Bucharest (in EUR terms)) falling only by 0.1% in 2011, following a drop of 8% in 2010, keeping prices at their end-2007 levels, 16.8% below their 2008 peak. The relatively better performance of the real estate market in Romania could be attributed to the mild recovery for real estate demand, in line with the rebound in economic growth to 2.5% from -1.7% in 2010 as well as from the buoyant mortgage lending activity, supported by guarantees from the Romanian government for families, which do not own a home or dwelling of 50 square meters or less, to buy a house, leading to mortgage lending growth of 15.3%.

        In Bulgaria, the real estate price index (National Statistical Service index: average price of second-hand dwellings in district centers (in BGN terms)) continued on its downward trend, at a slower pace, falling by 6.1% in 2011, following a drop of 10.1% in 2010, leading prices back to end-2006 levels, 33% down from their 2008 peak. In Bulgaria, economic growth improved only slightly to 1.7% from 0.4% in 2010. Mortgage lending posted an anemic growth of 1.1% in 2011, reflecting mainly bank liquidity pressures and asset quality concerns.

        Furthermore, an indicator of the real estate activity is also reflected on the relatively small stock of foreign investments in the real estate sector. Indeed, balance of payments data shows that over the period 2004-2008, total foreign investments channeled to the Romanian real estate sector amounted to 4.4% of 2008 GDP, against 15.8% in Bulgaria. For information on real estate prices in Turkey, see "Banking Activities outside of Greece—Turkish Operations—Retail Banking" below.

Small Business Lending Unit

        The Small Business Lending Unit ("SBL Unit") in Greece manages the extension of credit to small businesses with annual turnover of up to EUR 2.5 million and total exposure up to EUR 1.0 million.

        The SBL Unit offers lending solutions as outlined below, which cover a full range of business credit needs:

  (a)
  "Open Business Plan", a revolving credit facility limited at up to 100% of total annual turnover (depending on the creditworthiness and industry performance of the borrower);

  (b)
  "Business Multiloan—Development", a medium-or long-term loan either for the purchase of tangible and intangible assets such as real property, mechanical equipment and vehicles or for the enhancement of business liquidity. Since 2007, this product has also been offered to businesses that invest in real estate; and

  (c)
  "Debt Settlement—Rithmisis", a medium- or long-term debt-restructuring facility that is focused on businesses that are finding it increasingly difficult to finance their loan obligations as a result of the current financial crisis.

        The portfolio size of our SBL Unit was negatively affected by the limited demand for funds as a result of the crisis, and also partly by the repayment of loans (mainly those guaranteed by ETEAN S.A.). Total portfolio as at December 31, 2011 was EUR 3,782.7 million compared to EUR 4,115.4 million in 2010.

        The Bank has adopted new procedures that govern its active participation in the ETEAN S.A.. They involve the financing of enterprises by issuing state guarantees for loans, covering up to 80% of principal. In 2011, the SBL Unit's participating in ETEAN S.A. evaluated approximately 273 applications resulting in over EUR 7.5 million in disbursements.

        The Bank continued to support Small and Medium Sized Enterprises ("SME") financing, both towards healthy companies troubled by the domestic economic crisis by providing the necessary liquidity and towards those experiencing difficulties in servicing their debt obligations, by setting favorable terms and conditions for the management of their debts.

        More specifically, the Bank supported SMEs by providing an amount of EUR 290.0 million in new disbursements in 2011, compared with EUR 535.0 million in 2010.

        In addition to customized financing products targeted at certain categories of businesses and professionals such as trade unions, technical chamber of commerce of Greece and car dealers, the SBL Unit offers term loans geared towards medium and long-term working capital needs for the financing of asset purchases.

        The Bank, in an effort to boost competitiveness of SMEs within the context of the financial distress in Greece, has ensured participation in two projects regarding co-funded risk sharing products. More specifically:

  •
  The JEREMIE programs. The first program involves a EUR 60 million initiative in the context of European Community for the financing of all micro and small enterprises for the expansion of their operations. The second involves another EUR 60 million initiative to finance either enterprises of the Information and Communication Technologies sector or other investments in information and communication technologies of other industries (launched in February 2012). Regarding the first JEREMIE product, approximately EUR 12.5 million have already been approved to 400 newly established businesses. Recently, the terms and conditions of this product were amended in order to include all businesses, independently on the duration of operations, with larger tickets that were increased from EUR 100 thousand to EUR 250 thousand.

  •
  Youth entrepreneurship program. It involves the finance of development activities that aim to enforce the entrepreneurship in Greece, consisting of an initiative in cooperation with the State Funded ETEAN S.A. with a budget of EUR 90 million.

        In 2012, the SBL will focus on these development initiatives and the active management of the existing portfolio.

        Already the Bank, in cooperation with the State Funded ETEAN S.A., participates in a EUR 150 million budget initiative to finance business projects related to thematic tourism, renewable energy and implementation of technologies that help conserve natural resources and environmental protection.

        In addition, the Bank is proposing to its customer modification programs. Corporate and SBL portfolio modification products in Greece are addressed to borrowers with at least one account in delinquency of at least 90 days. These products are divided into two categories, those that fall under Greek Law 3816/2010 (see Item 4.B, "Business Overview—Settlement of Business and Corporate Debts") and those that are specially designed by the Bank in order to supplement the limited specifications of the requirements of such law. The restructuring product under Greek Law 3816/2010 was offered for a limited period and addressed only the overdue amounts, while the product designed by the Bank allows the restructuring of the total debt and is still offered.

        The modification product offered by the Bank includes: i) the granting of a grace period of up to 24 months during which the borrower pays only interest, ii) the prolongation of the maturity of the loan up to 10 years while applying the same interest rate, iii) the option to the borrower to make a down payment, which, if the loan is repaid in accordance with the renegotiated terms, is returned as a discount. This discount is limited to the lower of 10% of the restructured debt or maximum EUR 100,000.

        The Group considers as TDRs the above products for SBL and corporate loans given that they represent a concession that would not be otherwise considered by the Group if the customer was not in financial difficulty.. Therefore, typically the Group classifies as TDRs, SBL and Corporate loans that have been non-accruing, that is at least 90 dpd, at the time of the restructuring and, as a result, off-balance sheet interest is waived.

        Furthermore, the Bank has also launched a new product for restructuring-on-restructuring ("R-O-R") in August 2011 in order to further assist customers having difficulty in servicing their obligations, despite the settlement of their debts, as a result of the prolonged economic crisis. The product which is accounted for as TDR, offers the recalibration of the debt under the following framework: Eligible clients for this R-O-R product are those with balance in delay for more than 60 days, outstanding balances fully secured or when new collateral is obtained to fully cover the new debt, when at least 50% of the accrued interest of the previous restructured debt is paid and when there is no new negative information in relation to the customer. In 2011, the SBL Unit sponsored a total of 653 customers with this R-O-R product of EUR 117.3 million.

Corporate and Investment Banking

        The Bank's commercial loan portfolio in Greece comprises approximately 58 thousand corporate clients, including SMEs, and most of the largest corporate groups in Greece. As a Group, we are able to offer corporate clients a wide range of products and services, including financial and investment advisory services, deposit accounts, loans denominated in euro and other currencies, foreign exchange services, insurance products, custody arrangements and trade finance services.

        As a result of the ongoing economic crisis in Greece, the Bank has adopted a more conservative approach to new commercial lending, with a greater focus on larger corporate borrowers that it perceives to be lower-risk. As a result, substantial deleverage took place in relation to the SME balances during 2011 partially offset by increased financing to Large Corporate borrowers for energy sector projects. The Bank expects an additional deleverage of 3% in its lending portfolio during 2012 compared to 2011.

        The Bank lends to all sectors of the economy. As at December 31, 2011, domestic commercial lending (including loans to the public sector) amounted to EUR 27.9 billion and represented 52.5% of the total domestic loan portfolio of the Bank. Its lending exposure to the ten largest performing loans to non-affiliated enterprises amounted to EUR 3.4 billion as at December 31, 2011, representing 6.4% of its domestic loan portfolio.

        The Bank offers:

  •
  corporate accounts with overdraft facilities;

  •
  foreign currency loans;

  •
  variable rate loans; and

  •
  currency swaps and options (mostly euro-related) for corporate customers.

        The Bank lends primarily in the form of credit lines, which are generally at variable rates of interest with payment terms of up to 12 months. In addition, the Bank provides letters of credit and guarantees for its clients. At December 31, 2011, the Bank had standby letters of credit and financial guarantees amounting to EUR 3.2 billion. Most loans are collateralized to a certain degree, although Greek law imposes significant delays to foreclosing on collateral.

        The table below sets forth certain key nominal interest rates charged by the Bank:

	As at
Interest rate on:	June 20, 2011	June 30, 2011	August 8, 2011	September 30, 2011
Prime lending rate for working capital	7.50%	7.50%	7.50%	7.50%
Prime lending rate for fixed assets	7.75%	7.75%	7.75%	7.75%
Personal loans	12.67%	12.98%	12.98%	12.99%
Open revolving credit facility	9.35-14.20%	9.35-14.20%	9.60-14.45%	9.60-14.45%

	As at
Interest rate on:	December 30, 2011	January 20, 2012	March 30, 2012
Prime lending rate for working capital	7.50%	7.50%	7.50%
Prime lending rate for fixed assets	7.75%	7.75%	7.75%
Personal loans	12.84%	12.84%	12.24%
Open revolving credit facility	9.60-14.45%	9.10-13.95%	9.10-13.95%

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

        The Bank has traditionally provided financing for many of the largest Greek shipping companies. As at December 31, 2011, outstanding shipping loans (mainly concerning bulk shipping) were EUR 2.3 billion, representing 4.3% of the Bank's total domestic loan portfolio compared to EUR 2.2 billion or 4.0% of the Bank's total domestic loan portfolio, as at December 31, 2010. Of the Bank's shipping finance portfolio as of December 31, 2011, 4% concerned the financing of new vessels (new buildings), with the remainder relating to financing purchases of second hand vessels.

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

        The shipping industry is highly cyclical, experiencing volatility in revenues and cash flows resulting from changes in the demand and supply of vessel capacity. The demand for vessels is influenced by, among other factors, global and regional economic conditions, developments in international trade and changes in seaborne and other transportation patterns that are not within the Bank's control. During 2011, freight rates in main shipping segments dry, wet and liner shipping have in broad terms significantly decreased. For 2012, the shipping markets are expected to remain at lower-than-average historical levels, (with variations between dry and wet sub-markets) due to increased tonnage supply (new-building vessel deliveries) and modest demand for shipping services, as a consequence of macroeconomic conditions.

        The Bank's goal for 2012 remains to closely monitor existing shipping facilities while at the same time supporting existing clientele. The Bank's management believes that this effort will result in maintaining a high quality portfolio and its solid presence in this sector in the years to come.

Project Finance

        The Bank's project finance loan portfolio includes loans to large infrastructure projects both in Greece and abroad (Western Europe, U.K., U.S.A.). The overall size of this portfolio was EUR 454.2 million as at December 31, 2011, decreased by 20.8% since 2010. The decrease was a result of a deleveraging effort undertaken by the Bank during 2011. Only EUR 23.2 million of new loans were advanced in 2011 for projects outside Greece. The domestic loan portfolio remained stable as all but one of the large motorway infrastructure projects stagnated during 2011 due to problems encountered in their implementation and the overall deterioration of the country's financial standing, which resulted in an effective draw-stop of the disbursements under the corresponding loans. The Greek government has undertaken concerted efforts to support these projects so that construction may resume during the current year. If these projects are restarted, the progress of construction of these projects during the next three to four years would lead to a significant increase of the Bank's domestic loan portfolio, since the total commitment of the Bank amounts to EUR 310.0 million, compared to EUR 71.0 million disbursed until December 31, 2011. Through an operational agreement signed in December 2011, the Bank, acting as an Urban Development Fund (UDF), has been awarded management of EU Structural Funds under the JESSICA (Joint European Support for Sustainable Investment in City Areas) initiative for three Lots (out of ten Lots in total for Greece) amounting to EUR 83.3 million (30.0% total Jessica Funds for Greece). The Lots correspond to Attica, Western Greece and Ionian Islands Regions and the operational Program "Environment and Sustainable Development". Jessica funds, along with the Bank's and other private funds are intended to be used during the period 2012- 2015 to make repayable investments in the respective regions.

        Advisory activity in 2011 to the public and private sector developed at a considerably lower pace compared with that of previous years, as the execution of certain projects was postponed by the Greek government in the context of the current economic environment. However, the Bank as head of an international team of advisors, continues to provide financial advisory services to government bodies for two projects, namely "22 schools complexes in Attica" and "Thrace Democritus University Student Accommodation". Preferred bidders for the first project have been selected while an international tender for the implementation of the second project is currently under way. The Bank also leads a group of domestic and international firms in providing financial advisory services to the Public Real Estate Co, an entity in charge of the development of a portfolio of national properties, selected by their value.

        In January 2012, the Bank has been appointed by the Greek government, together with Guggenheim Capital LLC, as a joint financial advisor for the ambitious large scale renewable energy sources project HELIOS, to provide advisory services related to the structuring, development, implementation and financing of the project and related infrastructure.

Leasing

        We began leasing activities in 1990 through our subsidiary, Ethniki Leasing. Ethniki Leasing leases land and buildings, machinery, transport equipment, furniture and appliances, computers and communications equipment. As at December 31, 2011, 59% of the finance lease receivables of Ethniki Leasing were to the trading and services sector, 17% to industry and mining, 22% to construction and real estate and 2% to other sectors. As at and for the year ended December 31, 2011, Ethniki Leasing had total assets of EUR 699.4 million and interest income of EUR 32.6 million, before elimination of intercompany transactions and balances, compared to EUR 750.2 million and EUR 29.6 million, respectively in 2010.

Factoring

        We have been active in the provision of factoring services since 1994. In May 2009, Ethniki Factors was established as a wholly-owned factoring subsidiary of the Bank, as part of the strategic decision to expand our factoring operations in Greece. The company is a specialist factoring agency offering a comprehensive range of factoring services including prepayment (discounting), management and collection of receivables, credit control, and protection for credit risk. Ethniki Factors provides both domestic and international factoring services. During 2011 the company focused mainly on broadening its portfolio by offering wide range of services to NBG Group corporate customers and developing synergies with the Bank which resulted in establishing robust portfolio, enhancing market share and sustaining profitability.

Investment Banking

        In 2011, the Bank's Investment Banking Division focused on providing advisory services in privatizations, mergers and acquisitions and equity capital markets transactions.

        The Bank was appointed as financial advisor to the Hellenic Republic in the privatizations of Athens International Airport, Public Power Corporation and OPAP (Greek gaming company), as well as co-ordinator of the extensive real estate development program. The Bank acted as advisor to ATEbank and to KORRES S.A. - Natural Products in their respective capital raising, acting as underwriter for the former. The Bank also provided a fairness opinion to the Board of Directors of RILKEN S.A. in the tender offer launched by HENKEL HELLAS S.A. In January 2012, the Bank's Investment Banking was appointed as financial advisor to the Hellenic Republic for the large-scale solar renewable energy project "Helios".

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

        The Group's Treasury is active across a broad spectrum of capital market products and operations, including bonds and securities, interbank placements in the international money and foreign exchange markets and market-traded and over-the-counter financial derivatives. It supplies the branch network with value-added deposit products, and its client base includes institutions, large corporations, insurance funds and large private-sector investors. In general, the Bank and our subsidiaries enter into derivatives transactions for economic hedging purposes or in response to specific customer requirements. In recent years, the Bank's treasury-related activities have represented a significant source of revenues. In 2011, total turnover for foreign exchange trading and money market transactions by the Bank's central dealing room in Athens was approximately EUR 150 billion and EUR 924 billion respectively (compared to approximately EUR 206 billion and EUR 1,107 billion, respectively, in 2010).

        The Bank is active in the primary and secondary trading of Greek government securities, as well as in the international Eurobond market. The Bank is a founding member of the Group of Greek Government Securities Primary Dealers which was established by the Bank of Greece in early 1998.

Private Banking

        The Bank launched its private banking operations ("Private Banking") in 2003 and is dedicated to serving a high net worth clientele, by offering first-class services that maximize clients' personal aspirations. Our team of investment experts provides customers with continuous support and direct access to the major international financial centers and Private Banking services of a global reach.

        Each Private Banking client is unique, with specific financial needs and goals. The understanding of clients' personal investment profile is the essence of Private Banking. To that end, a personal and long-standing relationship between the Bank and the client is established, based on trust, confidence and discretion, such that the client's requirements can be efficiently and effectively addressed.

        As the Private Banking team provides services on execution basis only, advisory and discretionary asset management services are provided by NBG Asset Management, adding important solutions to the Bank's investment services. For information related to NBG Asset Management, see below "—Asset Management".

        NBG Private Banking received the Euromoney Private Banking Award "Best Private Banking in Greece" for 2008 and 2010.

Custodian Services

        The Bank offers custody services to foreign and domestic institutional clients investing in the Greek and Cypriot markets, as well as clearing services to remote members of the ATHEX. The range of services the Bank offers includes trade settlement, together with clearing services as a General Clearing Member on the ATHEX, safekeeping of securities, corporate action processing, income collection, proxy voting, tax reclamation, customized reporting and regular market flashes. The Bank also acts as global custodian for its domestic clients who invest in international markets using, where possible, its subsidiaries in SE Europe.

        As at December 31, 2011, the Bank serviced 55 domestic institutional clients (three mutual funds, 12 insurance companies, 29 pension funds, two asset management companies, four brokerage companies, one investment company and four other companies) and 33 foreign institutional clients, including several leading global custodians. The Bank also offers custody services to approximately 284 thousand private Greek investors.

        In recognition of the quality custody services offered, the Bank has been awarded "Top Rated" status and highest ranking positions in both Cross Border/Non-Affiliated and Domestic categories for the years 2009-2011, and ranked first in the Leading Clients category for the year 2011, in the Agent Banks in Major Markets Survey of Global Custodian.

Asset Management

        Our domestic fund management business is operated by NBG Asset Management, which is wholly owned by the Group. NBG Asset Management manages funds that are made available to customers through the Bank's extensive branch network.

        As of December 31, 2011, NBG Asset Management's total assets under management, in mutual funds, were EUR 1.1 billion compared to EUR 1.4 billion as of December 31, 2010. Its market share in Greece was 17.4% as of December 31, 2011, compared to 17.3% as of December 31, 2010. (Source: Hellenic Fund and Asset Management Association—report of December 31, 2011).

        The total value of mutual funds managed since 2007 is set forth in the table below:

	As at December 31,
	2007	2008	2009	2010	2011
	(EUR in billions, except for percentages)
Funds under management	7.6	2.8	1.9	1.4	1.1
Market share	31.1%	26.6%	17.8%	17.3%	17.4%

        NBG Asset Management offers 23 investment funds under the brand name Delos, two under the NBGAM brand name and eight under the NBG International SICAV and NBG Synesis SICAV brand names, which are registered in Luxemburg. NBG Asset Management offers a wide range of investment products that provide to institutional and private investors access to significant markets in stocks, bonds and money market products, in Greece and internationally.

        Additionally, NBG Asset Management offers a more integrated range of contemporary investment services such as:

  •
  portfolio management for institutional and private investors; and

  •
  consultancy investment services for institutional and private investors.

        As of December 31, 2011, NBG Asset Management had approximately 70 institutional and over 52,000 private investors, totaling EUR 1.3 billion assets under management (asset management and mutual fund operations combined).

Stock Brokerage

        National P&K Securities S.A., renamed to National Securities S.A. on May 20, 2010, is the Bank's brokerage arm and was founded in 2007 following the merger of the Bank's former subsidiary companies National Securities S.A. and P&K Securities S.A. National Securities S.A. offers a spectrum of investment services to both individual and institutional customers.

        As at December 31, 2011, National Securities S.A. had a market share of 11.7% of trades brokered by total trading volume on the ATHEX, ranking third in terms of total trading volume, according to ATHEX data.

        The provision of capital markets and advisory services in Greece has become increasingly competitive, with a number of banks and brokerage houses participating actively in this area.

Private Equity and Venture Capital

        With offices in London, Athens, Paris, Istanbul and Bucharest, NBGI Private Equity Limited ("NBGI Private Equity"), a subsidiary of NBGI International Ltd, manages the private equity funds described below. In 2011, NBGI Private Equity had invested amounts of approximately

EUR 366.5 million as at December 31, 2011, compared to approximately EUR 268.8 million at December 31, 2010.

Fund	Closing Date	Invested amounts	Geographic Focus
(in millions)
NBG Private Equity Fund LP	August 2000	GBP 61	UK
NBGI Private Equity Fund II LP	June 2007	GBP 43	UK
NBG South Eastern Europe Fund LP	March 2006	EUR 24	SEE
NBGI SEE Development Capital Fund LP	March 2007	EUR 36	SEE
NBGI SEE Real Estate Fund LP	October 2009	EUR 72	SE and Central Europe
NBGI SEE Energy Fund LP	October 2008	EUR 8	Predominantly Central & Eastern Europe, and selectively Western Europe
NBGI Private Equity France Fund LP	December 2009	EUR 11	France and other French speaking countries
NBGI Turkish Private Equity Fund LP	October 2008	EUR 18	Turkey
NBG Technology LP	October 2001	EUR 29	Predominantly Europe
NBGI Technology Fund II LP	October 2009	EUR 44	Predominantly Europe & US

        NBG is the sole investor in the funds, with the exception of NBGI Private Equity Fund II LP and NBG Technology LP where external investors also participate.

Main Financial Highlights

        NBG Private Equity Fund LP ("UK Fund I") has an established track record, having exited ten of its thirteen investments to realize an overall gross 35.9% internal rate of return and a money multiple of 3.39.

        During 2011 the UK Fund I partially exited one investment realizing a money multiple of 1.64, with the remaining holding in this investment currently valued at a money multiple of 6.59.

        In total, during 2011, NBGI Private Equity's funds, invested in 11 new investments including five Real Estate deals, and made 13 follow-on investments. An additional an amount of EUR 42 million has been invested into the Real Estate Fund in 2011, including follow-on investments.

Banking Activities outside of Greece

        We operate, as a Group, in 11 countries outside Greece. As at December 31, 2011, our international network comprised 1,194 branches (including foreign subsidiaries and Bank branches in the United Kingdom, Albania, Egypt and Cyprus) and branches of subsidiaries, which offer traditional banking services and financial products and services. The Bank has seven commercial banking subsidiaries in Turkey, Bulgaria, Romania, FYROM, Serbia, Cyprus and South Africa. Furthermore, the Group has a presence in Malta through its subsidiary, NBG Bank (Malta) Ltd. Our policy, since the early 1990s, has been to focus on the Bank's regional strength in SEE by strengthening our existing network and expanding into growing markets that present low banking penetration and greater profit margins and also to withdraw from mature markets where growth prospects are limited. In particular, we seek to develop our wholesale banking business by targeting major financial centers to which we can offer Greek and Balkan lending exposure. Our retail banking presence in some geographical areas may only be justified by our success in niche markets in which we have the ability to exploit significant advantages.

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

Turkish Operations

        Our Turkish operations include the Finansbank group of companies (except for Finans Pension, which the Group classifies under Group insurance operations) and NBG Malta, which holds a portfolio of Turkish business.

        In 2011, Turkish operations contributed EUR 375.9 million of net income to the Group, compared to EUR 454.5 million in 2010. Turkish operations' income before income tax expense was EUR 481.2 million as at December 31, 2011 and EUR 553.5 million as at December 31, 2010. As at December 31, 2011, total gross lending was EUR 14,710.5 million while total deposits (excluding interbank deposits) reached EUR 11,926.3 million, compared to EUR 14,944.6 million and EUR 11,545.2 million, respectively, as at December 31, 2010. Total assets of Turkish operations as at December 31, 2011 were EUR 20.7 billion, accounting for 20.0% of our total assets compared to EUR 20.7 billion and 17.4% as at December 31, 2010.

        Retail loans of Turkish operations amounted to TL 18.9 billion as at December 31, 2011, compared to TL 16.7 billion as at December 31, 2010 whereas retail sector deposits amounted to TL 19.8 billion compared to TL 14.0 billion for the same dates.

        Corporate and commercial loans of Turkish operations amounted to TL 17.3 billion as at December 31, 2011, compared to TL 14.4 billion as at December 31, 2010, whereas corporate and public sector deposits amounted to TL 7.6 billion compared to TL 8.3 billion for the same dates.

        On September 7, 2010, NBG announced, as part of its capital plan, its decision to dispose of a minority interest in Finansbank, through an offering that may comprise both primary and secondary shares. We currently intend to complete this offering when market conditions are favorable; however, our decision to proceed with the offering and its timing are subject to various considerations, including market conditions, offer size and structure and obtaining all necessary regulatory and other approvals. Although a reduction in our level of ownership in Finansbank, it would result in a reduction in the level of Finansbank's contribution to the Group's earnings going forward, it would expand its franchise in the attractive Turkish banking market, grow its balance sheet and improve its independent access to the capital markets.

Finansbank Group

        Finansbank's group of companies includes Finans Invest, Finans Leasing, Finans Portfolio Management, Finans Investment Trust, Finans Factoring, IBTech, Finans Pension, and Finans Consumer Finance. Finansbank was the fifth largest private bank in Turkey in terms of total assets, loans and deposits as at September 30, 2011, according to data from the Banks Association of Turkey and it offers a wide range of retail, commercial, corporate, private banking and international trade finance services. In addition, Finansbank's subsidiaries provide financial leasing, capital market, corporate finance, portfolio management, brokerage and insurance services. As at December 31, 2011, Finansbank operated through a network of 522 branches in 62 cities, making it the sixth largest private bank in Turkey by size of branch network according to statistics published by the BRSA. As at December 31, 2011, Finansbank and its subsidiaries had 12,015 employees.

Turkish Banking Distribution Channels

        As at December 31, 2011, Finansbank maintained a branch network of 522 branches, consisting of 468 full service branches, 14 corporate and commercial branches, two retail only branches, 36 satellite and Easy Credit branches and one branch at the Atatürk International Airport Free Trade Zone in Istanbul, as well as one branch in Bahrain. While all Finansbank's corporate banking branches include a retail banking unit, certain branches are now dedicated only to retail customers and are located primarily in upper-middle income residential areas. Finansbank expects the reach of its branches to become even broader in connection with the significant ongoing expansion of its branch network, which includes a plan to open a total of 30 new branches in 2012.

        As at December 31, 2011, 73.0% of Finansbank's customer transactions were made through alternative distribution channels (internet, phone banking, ATM and IVR). The number of online banking customers exceeded 1.8 million, an increase of 30.7% compared to December 2010. The total number of transactions through Finansbank's internet banking services increased by 28.2% in 2011. Finansbank's ATM network grew by 16.0% in 2011 as the number of ATMs reached 1,826 compared with 1,574 at December 31, 2010.

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

        As at December 31, 2011, Finansbank had approximately 9.5 million retail banking customers, compared to approximately 8.5 million retail banking customers as at December 31, 2010. The continuous expansion of the retail branch network has allowed Finansbank to organically grow its customer base. Retail deposits increased by 41.0% during the same period from TL 14.0 billion at the end of 2010 to TL 19.8 billion at the end of 2011. Finansbank's market share in time deposits was 4.4% as at December 31, 2011, according to statistics published by the BRSA.

        Finansbank retail loan portfolio increased by 13.8% from TL 16.6 billion as at December 31, 2010 to TL 18.9 billion as at December 31, 2011. Finansbank mortgage portfolio decreased by 4.5% from TL 6.2 billion as at December 31, 2010 to TL 5.9 billion at the end of 2011.

        Finansbank's retail products and services include retail loans, which comprise mortgage loans, credit card loans, personal loans, auto loans and overdraft and other loans, retail time and demand deposits as well as investment products such as mutual funds and insurance products.

        Finansbank's retail banking operations are divided into three main sub-groups: private banking, affluent segment and mass. Private banking serves customers with assets under management exceeding TL 500,000 who are served through dedicated relationship managers in branches and private banking centers and provides investment advisory services, advanced investment products, and fully customized services. Affluent banking, branded as "Xclusive Banking," was launched at the beginning of 2009, and serves customers with assets under management between TL 50,000 and TL 500,000. The services offered to affluent banking customers are based on dedicated relationship managers in branches supported by dedicated agents at the call center, offering a diverse set of banking and non-banking benefits. The mass segment is served through more standardized product and packaged offerings.

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

Credit Cards

        Finansbank earns interest income on outstanding credit balances, transaction commissions from merchants, cash withdrawal fees, annual membership fees from cardholders and other service based fees such as insurance fees and payment fees from its credit card business. As at December 31, 2011, the number of credit cards issued by Finansbank exceeded 4.7 million, representing 9.1% of the total Turkish credit card market, according to statistics published by the BRSA, and the number of member merchants was 141,448. Within the Turkish credit card market, Finansbank was the second largest Visa card issuer in terms of the number of cards issued, according to statistics published by the BRSA. The number of CardFinans commercial credit cards in issue was approximately 139,000 as at December 31, 2011, representing 9.7% of the total Turkish commercial credit card market, according to statistics published by the BRSA. The number of POS terminals of CardFinans reached 170,187 as at December 31, 2011, representing a 7.0% market share, according to statistics published by the BRSA.

        Finansbank Group's total credit card loan portfolio was TL 8.8 billion as at December 31, 2011 compared to TL 6.9 billion as at December 31, 2010.

        The CardFinans SME Business Card addresses the particular needs of SMEs by offering an installment credit facility and a post-installment feature. Finansbank had issued 130,000 credit cards to SMEs as at December 31, 2011. Finansbank Group's net fees and commissions from credit card operations amounted to TL 319.0 million in 2011 compared to TL 230.7 million in 2010.

Corporate Banking

        Since its foundation, Finansbank's focus on Corporate Banking continues to serve its customers with the approach of being a solution partner.

        Finansbank's corporate banking activities aiming to establish long-term relationships with customers continue to develop tailor made solutions to its customers. Finansbank serves its corporate customers via four branches located in Istanbul and Ankara, all employing expert staff at customers' service. Large-sized groups and multinational companies in Turkey get service under the roof of corporate banking.

        Within corporate banking, foreign trade volume is aimed to increase in the diversity of the foreign trade products in corporate companies.

        Corporate Banking, focusing on relationship banking and value added approach has contributed to creating a stable customer profile.

Structured Finance and Syndication Group

        Finansbank has played an active role in the project finance, acquisition finance, privatization and infrastructure finance deals in recent years. Thanks to its qualified service approach as well as extensive knowledge and experience in the sector, it serves its local and multinational clients in all segments, particularly the Corporate segment, whose investments meet project finance criteria under Structured Finance and Syndications Group. In 2011, Finansbank supported green field investments and acquisitions realized in leading sectors which have contributed to the development of Turkey's economy in such sectors as energy, construction, real estate, transportation and infrastructure.

        In 2012, Finansbank continues to lead the developments in the sector by analyzing its customers' needs and by giving support to their investments as a Lead Arranger through its know-how and innovative financing approach. Finansbank aims to provide qualified, rapid and diversified solutions to its clients parallel to their needs by closely following up the current projects in construction, infrastructure, real estate and energy sectors and Public-Private Partnership Projects.

Commercial Banking

        In 2011, Finansbank Commercial Banking was able to realize its main goal of maintaining sustainable growth and has increased its total balances by 13%, its demand deposits by 18% and its time deposits by 25%.

        Turnover criterion for Commercial Banking service was over TL 10 million before devolving of Medium Sized Enterprises; the criterion has determined between TL 2 million to TL 100 million afterwards.

        A new organizational framework has been established "Network Project" in order to provide a holistic approach to the banking industry and the customers, aiming to improve relationship banking, increase opportunities to cross-sell and expand the existing trade network. Under this framework, the business line has been structured to operate under 4 main groups in order to serve its present and prospective clients:

  •
  Large Commercial Banking Sales and Strategic Management

  •
  Commercial Banking Sales

  •
  Commercial Marketing

  •
  Cash Management

        As of July 2011, the Commercial Marketing Insurance Product and Sales Management unit was established under the Commercial Marketing Group to meet the insurance needs of Corporate, Commercial and SME banking customers.

        The Commercial Marketing Group focuses on increasing income from loans and customer penetration. The promotion of Bank Assurance and subsidiary transactions have been transferred to Commercial Marketing Group. In the year 2011, the Group has worked on "Network Project" offering customer-designed products and POS and cash management tools with special prices for Corporate, Commercial and Retail Banking customers and their dealers/suppliers.

        Cash Management Department is concentrating not only on attracting new customers but also increasing the loyalty of existing customers via technology-based applications which also reduced transaction costs significantly. In this period, the number of customers using Electronic Banking Product has increased by 62%. Throughout 2011, activities enhancing effective use of the Bank's client network ensured circulation of customers' cash flow within the bank and helped increase synergy between business units, cross-selling ratio and the attraction of new customers. The technical infrastructure regarding the Direct Debit System (DDS) has been completely revised. Upon the completion of the third phase of the project, Finansbank now offers far more technologically renewed, competitive DDS to its customers. In 2011, the number of active firm has increased by 43%, while the number of dealer has increased by 183%.

        In charge of development and marketing of trade finance products, the Trade Finance Unit has made major contributions to the overall foreign trade volume and profitability of Finansbank in 2011. In this period, annual foreign trade volume of Finansbank increased by 17%.

        With its twelve Regional Offices established for understanding and managing regional needs, Medium Sized Enterprise and Commercial Banking portfolios; Commercial Banking's branch network which was increased from 84 to 255 service points and 520 Portfolio Managers with mixed branch structure passing to a more effective sales and customer management model.

SME Banking

        Finansbank was one of the first banks in Turkey to focus on SME banking. Finansbank started its SME banking operations at the beginning of 2003 to support small business enterprises, which Finansbank defines as small- and medium-scale enterprises with an annual turnover of up to TL 2.0 million. As at December 31, 2011, Finansbank had 516,541 SME customers with at least one product. In addition to traditional banking products and services, Finansbank offers an extensive range of products and services to create financial resources for SMEs' specific needs.

Investment Banking

        Finansbank Investment Banking consists of Project Finance, Corporate Finance and Technical Consulting. Investment Banking acts as a client relations specialist while providing medium- to long-term loans and other products.

Private Banking

        Finansbank's Private Banking department helps customers build and preserve their financial wealth through tailored investment strategies and offers its customers time deposits, mutual funds, emerging market bonds, domestic and international equities, government bonds, corporate bonds, currency exchange, forward contracts, futures, options and structured products. The Private Banking department also creates and implements medium—to long-term asset allocation within the context of each customer's particular risk tolerance. The Private Banking department serves investors with assets of more than TL 500,000 or the TL equivalent in one or more foreign currencies. The Private Banking department supports all of Finansbank's business lines (Retail, SME, Commercial and Corporate) in Finansbank within a matrix structure and cooperates within Finans Portfolio Asset Management and Finans Invest to execute and advise clients transactions.

        As at December 31, 2011, Finansbank Private Banking provided investment products and asset management services through seven private banking centers and 14 private banking corners located in Finansbank's branches in all major cities throughout Turkey. As at December 31, 2011, Finansbank Private Banking had approximately 6.000 active clients and TL 9,596.5 million in assets under management compare to TL 6,352.2 million in 2010.

Finansbank Subsidiaries

        The most significant subsidiaries of Finansbank include the following:

  Finans Invest

        Finans Invest was established in December 1996 and began operations in January 1997. The company provides a wide range of financial services to both individual and institutional investors, including investment counseling and brokerage services, portfolio management, fund investment services, corporate finance and international investment services. According to a monthly report on the ISE website titled "Breakdown Of Stock Market Transactions By Members (YTD)"), the company ranks fourth by volume of stocks traded on the ISE. According to a breakdown of stock market transactions by ISE members in 2011,the company had a 3.76% market share. Finans Invest's client portfolio amounted to EUR 5,034 million as at December 31, 2011. Total assets as at December 31, 2011 amounted to EUR 161.8 million and its net income was TL 15.3 million in 2011, compare to TL 203.1 million in TL 15.5 million, respectively.

  Finans Leasing

        Finans Leasing was established in March 1990. As at December 31, 2011 Finans Leasing ranked eighth in the leasing sector in Turkey, with a total business volume representing a market share of 4.9%, according to the Turkish Leasing Association. Finans Leasing's target customer segment is SMEs, and it was one of the first leasing companies in Turkey to identify the investment needs of SMEs, targeting them as a distinct market segment. Finans Leasing has a lease portfolio that is diversified across several industries, with the proportion of finance lease receivables as at December 31, 2011 of: textile 19.4%, building and construction 16.3%, manufacturing 12.8%, health and social activities 10.2%, metal 8.7%, printing 7.4%, mining and quarrying 5.6% and agriculture, hunting and forestry 4.0%. As at December 31, 2011, total assets of Finans Leasing reached TL 1,302.6 million and its net income was TL 39.1 million compared to TL 1,607.4 million and TL 37.0 million respectively, in 2010.

  Finans Portfolio Management

        Finans Portfolio Management, was established in September 2000, currently manages seven ETFs, ten mutual funds, five principal protected funds, three absolute return fund, seven pension funds, two funds of funds. Finans Portfolio Management also manages discretionary portfolios for high net worth individuals and select institutional clients. As of December 31, 2011 total assets of Finans Portfolio Management amounted to TL 18.3 million and net income (including ETFs) was TL 6.4 million. In 2011, Finansbank and Finans Portfolio Management introduced four principal protected funds. The market share stood at 3.41% as of December 31, 2011. As of December 31, 2011 the company's assets under management exceeded TL 1 billion.

  Finans Investment Trust

        Finans Investment Trust, established in 1995, is a closed-end investment company, managing portfolios composed of capital and money market instruments. Its shares have been traded on the ISE since 1996. Finans Investment Trust's total assets amounted to TL 18.3 million as at December 31, 2011, and its net loss as of December 31, 2011 was TL 2.1 million.

  Finans Factoring

        Finans Factoring was established in 2009. As at December 31, 2011, the total assets of Finans Factoring amounted to TL 281.4 million and its net income for 2011 was TL 3.1 million, compare to TL 265.4 million and TL 2.5 million in 2010, respectively. As at December 31, 2011, total factoring receivables for Finans Factoring amounted to TL 255.8 million compared to TL 221.1 million as at December 31, 2010. The distribution of factoring receivables by industry as at December 31, 2011 was as follows: building and construction 17.6%, textile 15.1%, tourism 7.6%, chemical 6.2% and food 4.9%.

  Finans Consumer Finance

        Finans Consumer Finance was established in 2008. As at December 31, 2011, the total assets of Finans Consumer Finance amounted to TL 1.9 million. Finans Consumer Finance's primary focus is to provide loans to consumers at the point of sale. Finans Consumer Finance received its BRSA audit approval in October 2009, and in September 2010 originated its first loan to activate its operation license in the Turkish market among 10 other consumer finance companies. Finans Consumer Finance aims to provide market share support to the Finansbank Group with lower risk customer loans where only the actual purchase of services or goods can be financed at the points of sale with partnership agreements.

  Finans Pension

        For information on Finans Pension see "—Insurance" below.

  Ibtech

        Ibtech was established in 2005 and is located in Istanbul. As at December 31, 2011, the total assets of Ibtech amounted to TL 22.7 million and the net loss for the year was TL 2.3 million. Ibtech's focus is to design and enhance software such as Core Banking (Core Finans), credit cards, internet banking and to develop applications for the use of Finansbank.

  NBG Malta

        Finansbank (Malta) Ltd was established on June 30, 2005. Subsequent to its disposal from Finansbank to NBG (Malta) Holdings Ltd in 2009, Finansbank (Malta) Ltd was renamed to NBG Bank Malta Ltd effective on March 18, 2010.

        NBG Malta has attracted significant business volumes from Turkish corporates. During the third quarter of 2011, NBG Malta received the Investment Services License from the Maltese Financial Services Authority that will enable the bank to provide a full range of financial products and services to meet the constantly changing needs of corporate customers and private individuals.

        Selected financial information with respect to NBG Malta as at December 31, 2011 is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	726	961
Net Loans	615	813
Total Deposits	474	627
Net Loss	(3)	(4)

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.7559 as at April 30, 2012.

International

        The Bank's international operations include the Bank's branches in Albania, Egypt and Cyprus as well as banking subsidiaries in six countries. United Bulgarian Bank A.D. in Bulgaria, Banca Romaneasca S.A. in Romania, Stopanska Banka A.D. in FYROM, Vojvodjanska Banka A.D. Novi Sad in Serbia, National Bank of Greece (Cyprus) Ltd in Cyprus and the South African Bank of Athens Ltd in South Africa, along with other subsidiaries, primarily in the leasing sector. Our international operations contributed EUR 416.8 million or 11.4% of net interest income before provisions for loan losses of the Group and accounted for EUR 10.2 billion or 9.9% of the Group's total assets as at and for the year ended December 31, 2011. Total gross loans were EUR 8.1 billion at December 31, 2011, a decrease of 6.8% from EUR 8.7 billion at December 31, 2010, whereas deposits (excluding interbank deposits) were EUR 5.7 billion at December 31, 2011, a decrease of 5.9% from EUR 6.1 billion at December 31, 2010.

        Our international network is described below. In the analysis that follows, all amounts are before elimination of intercompany transactions and balances.

National Bank of Greece S.A.: Foreign Branches

        As at December 31, 2011, the Bank had foreign branches in four countries, including one in the United Kingdom, 27 in Albania, one in Cyprus and 18 in Egypt. At December 31, 2011, net loans of the Bank's Albania, Cyprus and Egypt operations were EUR 201.9 million, EUR 280.8 million and

EUR 86.4 million, respectively. The table below provides selected financial information of the Bank's foreign branches as at and for the year ended December 31, 2011:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	846	1,119
Net Loans	569	753
Total Deposits	585	774
Net Loss	(3)	(4)

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.7559 as at April 30, 2012.

        The table above relates solely to the business of the Bank's foreign branches with the exception of the United Kingdom branch, which is considered part of domestic operations and is not included with the branches of the Bank's non-Greek subsidiaries.

UBB

        UBB is a commercial bank with headquarters in Sofia, which provides retail and corporate finance services in Bulgaria. It was acquired in 2000 and as at December 31, 2011 the Bank held a 99.9% interest in UBB. At December 31, 2011, UBB's distribution network included 222 units: 126 "Type 1" (retail business), 46 "Type 2" (retail and micro business), 18 "Type 3" (retail, micro and SME business), nine "Type 4" (SME business) and 23 offices and operated over 780 ATMs and over 10,000 POS terminals in Bulgaria.

        Selected financial information with respect to UBB as at and for the year ended December 31, 2011, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	3,434	4,543
Net Loans	2,499	3,306
Total Deposits	2,569	3,398
Net Income	7	9

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.7559 as at April 30, 2012.

Banca Romaneasca

        Banca Romaneasca is a commercial bank with headquarters in Bucharest, providing a range of retail, SME and corporate banking services in Romania through its head office and through 134 units in Bucharest and other cities in Romania. The Bank acquired Banca Romaneasca in October 2003 and as at December 31, 2011 held 89.07% of its share capital. EBRD was the second largest shareholder of Banca Romaneasca, with 10.2% of its share capital. On January 31, 2012, the Bank acquired the remaining 10.2% of Banca Romaneasca from EBRD through put and call arrangements as provided for in the 2005 shareholders agreement, between the Bank and EBRD. The total consideration paid amounted to EUR 26.1 million (for information on the accounting treatment of EBRD's holding, see Note 3 to the U.S. GAAP Financial Statements).

        In order to further enhance the financial services offered by the Group in Romania, a new company, NBG Factoring Romania IFN S.A. has been established during 2010, with Banca Romaneasca holding 99.3% of its share capital.

        Selected financial information with respect to Banca Romaneasca as at and for the year ended December 31, 2011, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	2,354	3,114
Net Loans	1,724	2,281
Total Deposits	1,420	1,879
Net Income	4	5

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.7559 as at April 30, 2012.

Stopanska Banka

        Stopanska Banka is a commercial bank registered in FYROM and headquartered in Skopje. It provides payment transfers, brokerage, credit and deposit-taking services in FYROM and abroad. The Bank acquired Stopanska Banka in 2000 and as at December 31, 2011, held a 94.6% stake in it, while the remaining 5.4%, is held by other minority shareholders. On August 17, 2010, the Bank increased its shareholding in Stopanska Banka by 21.6%, acquiring the related shareholdings from EBRD and IFC (10.8% each) through the exercise of existing put and call arrangements.

        Stopanska Banka operates the largest branch network in FYROM, with a dense nationwide network of ATMs and POS terminals. As at December 31, 2011, the bank had 64 branches which are transforming into modern sales outlets and is also a leader in e-banking within FYROM, promoting internet banking and offering its clients electronic payment facilities. Stopanska Banka aims to continue improving its loan portfolio by targeting high quality customers, in the SME and large company segments.

        Selected financial information with respect to Stopanska Banka as at and for the year ended December 31, 2011, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	1,140	1,508
Net Loans	727	962
Total Deposits	924	1,223
Net Income	13	17

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the rate of US$1.00 = EUR 0.7559 as at April 30, 2012.

Vojvodjanska

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

        As of December 31, 2011, Vojvodjanska's 119 branches served over one million private accounts and 95 thousand company accounts and is ranked ninth in the Serbian market in terms of total assets and fourth in terms of branch network according to data from the National Bank of Serbia.

        Selected financial information with respect to Vojvodjanska as at December 31, 2011, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	1,008	1,333
Net Loans	583	771
Total Deposits	625	827
Net Loss	(10)	(13)

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.7559 as at April 30, 2012.

NBG Cyprus

        NBG Cyprus, headquartered in Nicosia, had 14 branches, one satellite branch and one foreign exchange bureau as at December 31, 2011, and in 2010 established a representative office in Moscow. It provides a range of commercial and retail banking services. In 2011, NBG Cyprus enforced its risk management policies and processes, focusing in maintaining good asset quality, along with sufficient regulatory reserves and strong capital base. It also updated its framework of corporate governance, in alignment with regulatory requirements and Group guidelines.

        Selected financial information with respect to NBG Cyprus as of and for the year ended December 31, 2011, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	1,791	2,369
Net Loans	1,163	1,539
Total Deposits	2,704	3,578
Net Loss	(0.3)	(0.4)

(1)
Solely for convenience of the reader the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.7559 as at April 30, 2012.

SABA

        SABA, which the Bank founded in 1947, has eight branches, primarily in urban centers, across South Africa. It generally offers traditional commercial and retail banking services, with particular emphasis however, on commercial banking services for the SME market in South Africa.

        Selected financial information with respect to SABA as at and for the year ended December 31, 2011, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	158	209
Net Loans	135	179
Total Deposits	133	176
Net Loss	(0)	(0)

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.7559 as at April 30, 2012.

Leasing Services

        As part of its International operations, the Group offers leasing services through certain of its foreign subsidiaries.

Insurance

        We provide insurance services primarily to individuals and companies through our wholly owned subsidiary EH and Finans Pension.

Ethniki Insurance Group

        EH offers a full range of products such as life, accident and health insurance for individuals and groups, fire, catastrophe, motor, marine hull and cargo insurance, and general third party liability. Through the expertise of its personnel and the professionalism of its sales force, EH provides advanced insurance solutions that can meet the demands of the increasingly competitive Greek insurance market.

        EH operates through a network of 4,200 tied agents and 1,830 independent insurance brokers, in addition to selling bancassurance products through the Bank's network.

        Gross written premiums decreased to EUR 0.7 billion in 2011, from EUR 1.0 billion in 2010. In particular EH's property and casualty insurance businesses gross written premiums reached EUR 471.7 million for the year ended December 31, 2011, compared to EUR 597.9 million in 2010; and life insurance gross written premiums at an EH Group level reached EUR 263.5 million for the year ended December 31, 2011 compared to EUR 386.6 million in 2010. Bancassurance premiums for life and fire insurance amounted to EUR 89.9 million and EUR 36.9 million, respectively, in 2011 compared to EUR 161.8 million and EUR 36.2 million respectively for 2010. For more information on our bancassurance business, see "—Bancassurance" below.

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

        NBGB provides products in three categories:

  •
  Investment-saving-retirement insurance products, such as "Prostheto+" and "Frontizo", which are either lump sum or monthly installment policies. The customer selects the amount of the guaranteed pension as well as the age at which he wishes to receive such pension. "Frontizo" is targeted to customers who wish to secure a lump sum payment for their children when they reach a specific age.

  •
  Life and Health protection insurance products, such as "Prolamvano plus" and "Prostatevo", which provide a wide range of medical services.

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

        More specifically, the types of insurance products offered to mortgage loan customers of the Bank are the following:

  •
  "Life and permanent disability": Under this policy, the outstanding balance of the mortgage is reimbursed in the event of death or permanent disability of the borrower and/or guarantor.

  •
  "Payments protection": Under this policy, a predefined amount that corresponds to the monthly mortgage payment is paid in the event of temporary disability or involuntary unemployment of the borrower and/or guarantor.

Finans Pension

        Finans Pension was established in 2007. Finans Pension's operations include providing life insurance and retirement income services to groups and individuals, establishing pension mutual funds and conducting private pensions and annuity insurance businesses. Finans Pension started operating in the life and accident insurance market in 2007 and in the private pension market in 2008. As at December 31, 2011 Finans Pension had established seven pension mutual funds. As at December 31, 2011, the total assets of Finans Pension reached TL 156.6 million and its net income for the year in 2011 was TL 9.6 million, compared to TL 109.1 million and TL 9.5 million in 2010, respectively.

Other

Real Estate Management

        The Bank engages in real estate management activities, including warehousing and third-party property management. As at December 31, 2011, the Bank owned 1,408 real estate units, 930 of which were buildings and 418 were land that the Bank acquired through seizure of collateral on loan foreclosures. The remaining 60 units were acquired for its own business purposes. As at December 31, 2011, the carrying value of the 1,348 units that were acquired through foreclosure was EUR 61.5 million (2010: EUR 61.0 million). The Group reports these items in other assets, under the line "Assets acquired through foreclosure proceedings" and is currently actively marketing these properties for sale.

        The Bank has established guidelines and procedures relating to the disposal of properties, including properties acquired through foreclosure, in order to ensure the reliability, transparency and accountability in transactions and the completion of the process on a timely basis. The ability to dispose of properties acquired through foreclosure has been affected by the recent adverse economic conditions in Greece, as the demand for properties has stalled, resulting in a significant decrease in sales of foreclosed properties. Furthermore, the limited liquidity from the Greek banks, limited credits for mortgage loans and the increasing uncertainty further weakened the demand for properties.

        NBG Pangaea, NBG's real estate investment company wholly owned by the Bank, owned 242 properties with a net book value of EUR 167.0 million as at December 31, 2011. The commercial value of the properties contributed was EUR 822.3 million at December 31, 2011. The majority of the properties are currently being leased to the Bank under long term leases.

        In addition, Ethniki Kefalaiou S.A., a wholly owned subsidiary of the Bank that is engaged in asset and liability management, including asset liquidation, managed 44 properties with an aggregate book value of EUR 12.9 million as at December 31, 2011. Most of these properties have been bought from the Bank, which acquired them on realization of collateral under foreclosure procedures. In line with our strategy of streamlining our activities, we intend to continue to dispose of certain non-core real estate holdings through Ethniki Kefalaiou S.A. For the year ended December 31, 2011, proceeds from the disposal of land and buildings by the Bank and by Ethniki Kefalaiou S.A. amounted to EUR 13.2 million and EUR nil respectively compared to EUR 2.5 million and EUR nil respectively for the year ended December 31, 2010.

        National Real Estate performed warehousing functions and held real estate property as a subsidiary. On March 31, 2006, the Bank absorbed National Real Estate and, on March 17, 2008, completed the spin-off of the general warehouses branch to its wholly owned subsidiary, Pronomiouhos S.A. Genikon Apothikon Hellados. See Item 4.D, "Property, Plant and Equipment" below for general information regarding our real estate holdings and Item 4.A, "History and Development of the Company—History and Development of the NBG Group" above for information regarding our principal real estate divestitures in recent years. The Bank intends to continue to divest real estate holdings as part of its non-core asset divestment strategy.

Consulting and Professional Training

        Ethnodata S.A., provide consulting and development in the area of information systems and software to other companies in the Group and to third parties. In addition, the Bank runs a training center through its subsidiary NBG Training Center S.A. for its employees as well as for other banks and companies in Greece and abroad. The Bank's training center offers training courses and advisory services.

        We also engage in business consultancy services through Planet S.A., a business consultancy firm based in Athens in which the Bank held a 33.30% stake, as at December 31, 2011.

Hotel Management

        Our presence in the tourism sector is through the Bank's subsidiary, Astir Palace, owner of the Astir Palace Hotel Complex, which is currently under the management of Starwood Hotels & Resorts Worldwide Inc.

        In December 2011, Astir Palace announced the successful bidder of the international competition for the 40 year long lease of the Tourist Port of Vouliagmeni, offering an amount of EUR 43.0 million. Under this long-term lease agreement, Astir Palace will establish a subsidiary company to take over the lease agreement and the management of the Tourist Port of Vouliagmeni including its upgrade and renovation.

        In 2011, Astir Palace invested more than EUR 1.6 million (compared to EUR 3.1 million in 2010) in renovations and facility improvement projects. Astir Palace is currently engaged in the following projects:

  •
  renovating the Aphrodite Hotel; and

  •
  developing a 3,000 square meter conference centre.

Exposure to European countries with significant economic and fiscal strains

        The tables below present the Group's exposure at December 31, 2011 to European countries (other than Greece) that are those receiving financial support from the eurozone countries and/or the IMF, as well as those that have initiated severe austerity measures in an attempt to improve their fiscal budgets. The countries included in the tables are Portugal, Ireland, Italy, Spain and Hungary.

Funded exposure	Portugal	Italy	Spain	Hungary	Total
	(EUR in thousands)
Interest bearing deposits with banks(1)	14,416	20,445	9,334	—	44,195
Loans(1)	—	—	2,186	21,388	23,574

Total	14,416	20,445	11,520	21,388	67,769

(1)
Carrying amount

	Ireland		Italy		Hungary		Total
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
	(EUR in thousands)
Trading assets—Debt securities issued by other governments and public sector entities	24,842	20,049	—	—	—	—	24,842	20,049
Available-for-sale investment securities—Debt securities issued by other governments and public sector entities	—	—	3,364	2,864	6,482	5,673	9,846	8,537
Available-for-sale investment securities—Corporate debt securities issued by companies incorporated outside Greece	23,049	34,543	—	—	—	—	23,049	34,543

Total	47,891	54,592	3,364	2,864	6,482	5,673	57,737	63,129

Total exposure(1)	Portugal	Ireland	Italy	Spain	Hungary	Total
	(EUR in thousands)
Total funded exposure	14,416	54,592	23,309	11,520	27,061	130,898
Unfunded exposure to corporate and financial institutions	2,836	20	12,647	15,701	—	31,204

Total	17,252	54,612	35,956	27,221	27,061	162,102

(1)
Carrying amount

        As at December 31, 2011, the Group has recognized a EUR 17.0 million impairment with respect to the AFS investment securities issued by Ireland. No impairment has been recognized with respect to the remaining exposures shown above.

        As at December 31, 2011, we did not have any derivatives bought or sold related to the sovereign risk of these countries.

Significant Equity Method Participations

        Our equity method investment portfolio includes participations in Greek corporations.

        The following table sets out equity participations in which we hold an equity interest in excess of 20% but less than 50%, or in which we do not have control as at December 31, 2011:

		December 31, 2011
	Name	Country of incorporation	(%) Interest held by Group	Reported book value(1)
				(EUR in thousands)	(USD in thousands)(2)
1.	Planet S.A.	Greece	33.30%	1,519	2,010
2.	UBB ALICO Life Insurance Company	Bulgaria	59.97%	4,892	6,472
3.	Eviop Tempo S.A.	Greece	21.21%	2,682	3,548
4.	UBB Chartis Insurance Company AD	Bulgaria	59.97%	3,020	3,995
5.	Social Securities Funds Management S.A.	Greece	20.00%	956	1,265
6.	Drujestvo za Kasova Deinost A.D.	Bulgaria	19.98%	1,204	1,593
7.	Teiresias S.A.	Greece	39.34%	708	937
8.	Hellenic Spining Mills of Pella S.A.	Greece	20.89%	—	—
9.	Pyrrichos Real Estate S.A.	Greece	21.83%	396	524
10.	AKTOR Facility Management S.A.	Greece	35.00%	284	376
11.	Bantas A.S.	Turkey	31.60%	1,304	1,725
12.	NBG Funding Ltd.	U.K.	100.00%	17,466	23,106

(1)
As reflected in the U.S. GAAP Financial Statements of the Group as at December 31, 2011, under the equity method of accounting.

(2)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.7559 as at April 30, 2012.

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

        Based on the terms of the Joint Venture Agreements signed by group companies UBB and EH and companies of the Metlife and Chartis Groups, UBB ALICO Life Insurance Company AD and UBB Chartis Insurance Company AD are jointly controlled. The terms of these Joint Venture Agreements require, for the taking of certain actions, the affirmative vote of all shareholders and the unanimous agreement by the Board of Directors of all parties. Based on the above neither party has unilateral control, therefore, the Group does not consolidate these entities and accounts for them using the equity method.

        NBG Funding Ltd:    The Bank is the only equity investor in this entity. As the equity contribution was a nominal amount and the purpose of NBG Funding Ltd is to finance NBG Group, NBG Funding Ltd has issued debt instruments to third parties, the proceeds of which were lent to the Group. The only assets of NBG Funding Ltd are loans to and deposits with the Bank, and as a result the Bank does not have exposure to expected losses or returns in NBG Funding Ltd. Therefore, the Group is not the primary beneficiary of and does not consolidate NBG Funding Ltd.

Intellectual Property, Contracts and Manufacturing Processes

        Our business and profitability are not materially dependent on patents or licenses, industrial, commercial or financial contracts or new manufacturing processes.

Competition

        The following table shows a breakdown of gross loans to customers and customer deposits in the universal banking sector for the Bank and its three main competitors in Greece as at December 31, 2011. We have compiled these figures based on publicly available information (stand-alone financial statements of the banks shown prepared in accordance with IFRS):

	As at December 31, 2011
Banks	Loans to customers	Customer deposits
	(EUR millions)
1. National Bank of Greece	58,660	44,025
2. EFG Eurobank Ergasias	38,831	26,864
3. Alpha Bank	40,337	23,749
4. Piraeus Bank	30,896	18,334

The macroeconomic environment in Greece—The Hellenic Republic's economic crisis, the successful sovereign debt restructuring (PSI) and the agreement on the Program for Greece

        The Greek economy continued to face unprecedented macroeconomic headwinds in 2011, as mounting uncertainty about the sustainability of Greek debt and the imposition of additional austerity measures to ameliorate slippages in the 2011 budget implementation amplified recessionary pressures, creating a self-reinforcing cycle of weakening economic sentiment, declining liquidity and reduced private spending. This situation posed additional challenges to the fiscal adjustment effort by eroding the tax base and by increasing social spending needs.

        As a result, the fiscal consolidation process has slowed, with the 2011 Greek government deficit declining by about 1.5% to the vicinity of 9% of GDP, following a fiscal adjustment of 5.0% in 2010. The revenue side has underperformed, due to the deepening recession, as well as to implementation shortfalls (especially regarding the timely completion of a comprehensive strategy against tax evasion).

        Greece also achieved mixed results regarding progress towards the other ambitious objectives of the original adjustment program, especially regarding structural reforms, against a backdrop of high uncertainty—amplified by a severe recession, and poor results in terms of economic and policy implementation. Other related factors such as limited administrative capacity and social tensions have also hampered implementation. Slippages from 2011 fiscal targets led to the adoption of additional consolidation measures in the second half of 2011, which deepened the recession. Nevertheless, Greece achieved a substantial reduction in the general government deficit, from 15.75% of GDP in 2009 to about 9% in 2011, which is much larger than most other fiscal consolidation episodes in Organization for Economic Cooperation and Development ("OECD") countries observed in the past. Moreover, this fiscal consolidation was achieved over a period in which economic activity contracted by more than 14%, in real terms.

        The pension reform and the agreed privatization plan are important institutional changes, which are expected to result in positive changes over the medium term. Labor market flexibility increased substantially and wage adjustment in the public sector was significant (exceeding 12% in the 2010-2011 period), while private sector wages declined by approximately 10% during the same period. Nevertheless, unemployment increased to an unprecedented 20.7% in the fourth quarter of 2011. However, insufficient progress was made in modernizing revenue administration and expenditure control, and steps taken in the fight against tax evasion and the prompt settlement of payments to suppliers have remained weak. Moreover, achievements in other growth-enhancing structural reforms were not commensurate with the pressing need to accelerate productivity growth and restore competitiveness.

        In 2012, Greece proceeded with the first sovereign debt restructuring process in the euro area, following the agreement by a very high portion of investors (96.9%) to participate voluntarily in the debt restructuring under PSI—following an agreement by EU leaders on October 26, 2011 and pursuant to the offer launched on February 24, 2012. This exercise imposed deep haircuts on private debt holders (53.5% of the nominal value), with the residual 46.5% replaced by short-dated EFSF paper (one and two year notes) for 15% of the original nominal value for which the Program had set aside EUR 30 billion, and the remaining 31.5% of the nominal value by the issuance of new long-term Greek bonds (with an average maturity of 20 years). The high level of participation (EUR 177 billion out of an offer for EUR 205.5 billion) reflected the fact that the Greek government introduced collective action clauses into eligible Greek law-governed bonds of the Hellenic Republic.

        The Offer also contained detachable GDP-linked warrants, providing for higher returns if actual output in Greece exceeded that set out in the IMF's medium-term debt sustainability scenario as well as the payment of accrued interest on the exchanged bonds, also in the form of short-term EFSF notes. Holders of the new bonds will also be entitled to the benefit of a cofinancing agreement with the EFSF, linking the new bonds to the Hellenic Republic loans from the EFSF up to EUR 30 billion. The exchange was launched on February 24, 2012 (and for bonds issued by state enterprises and guaranteed by the Hellenic Republic on April 4, 2012) and completed by the bonds issued under Greek law on March 12, 2012, while the offer was extended until April 25, 2012 for bonds issued under foreign law to accommodate the specific terms regarding the holding of bondholder meetings.

        The new Greek bonds have a term of 30 years (final maturity is in 2042) and an amortization period starting on the eleventh anniversary of the issue date. They bear a coupon of 2.0% p.a. until 2015, 3.0% p.a. until 2020, 3.65% p.a. until 2021 and 4.3% p.a. thereafter. Greece's debt service capacity will also be improved by the fact that official creditors lowered spreads on EU loans to Greece disbursed under the original program to 150 bps over Euribor and pushed maturities out beyond 2020. The second loan facility will be funded through the EFSF at cost, with loans amortizing over 25 years (with grace periods of 10 years) and interest paid annually while the IMF contribution will be financed through the lower-cost extended financing facility (EFF). Furthermore, governments of member states whose central banks currently hold Greek government bonds in their investment portfolio (which was excluded from the exchange) commit to pass on to Greece amounts equal to any future income accruing to their national central bank stemming from this portfolio until 2020 (estimated benefit of 1.8% of GDP).

        The successful completion of the PSI implies a significant decline of the Greek debt burden, as well as a sharp reduction in debt servicing needs through low interest rates on the new bonds and a substantial extension of the average debt maturity. The PSI achieves nominal debt relief on EUR 199 billion of eligible bonds, directly reducing Greece's debt burden by approximately 50% of GDP from a level of 165% of GDP at the end of 2011. Interest service costs are reduced as the effective average cost of Greek debt servicing is brought down to approximately 3.3% in the 2012-2014 period, from about 5% in 2011. Finally, amortization payments are minimal until 2020 due to the long grace periods on the PSI bonds and a large part of the official financing.

        Overall, the completion of debt exchange is expected to result in a sustainable reduction of Greek debt to below 120% of GDP by 2020, and below 90% by 2030 (from 165% in 2011), with the expected debt trajectory being relatively more robust even under more adverse macroeconomic conditions or outcomes of the Program's measures compared with the baseline projections of the Program. Nevertheless, due to the large disbursements under the Program in 2012, the debt stock is expected to revert to 163% of GDP at the end of 2012, before declining gradually towards 120% by 2020. Due to the significant debt and debt service reduction, the required primary surplus target for the 2014-2019 period was scaled back from an ambitious 6.5% of GDP under the original program to 4.5% of GDP for the 2014-2020 period.

        During the debt exchange process, the Hellenic Republic's long-term sovereign credit rating was lowered to the lowest rating available (corresponding to selective default state) by all rating agencies. The downgrade was triggered after Greece retroactively inserted collective action clauses in the documentation of certain sovereign debt series governed by Greek law. The credit rating of the Hellenic Republic has been subsequently upgraded after the completion of the exchange of Greek government bonds subject to Greek law (corresponding to approximately 94% of all eligible bonds in the exchange) by Fitch to B- and by Standard & Poor's to CCC, while Moody's has retained its rating at C.

        In March 2012, the Greek government agreed to the Program, a second economic adjustment program, the term of which extends through 2015 and is jointly supported by the IMF and eurozone member states. This Program will replace the original program of EUR 110 billion, agreed in May 2010, for the period 2010-2013 and had the form of a cooperative package of IMF and eurozone member states funding. The international assistance loans disbursed under the original program amounted to EUR 73 billion. Of this amount, EUR 52.9 billion has been sourced from eurozone member states, and EUR 19.9 billion from the IMF. In the Program, for the years 2012-2015, eurozone member states through the EFSF and the IMF commit the undisbursed amounts from the first program, plus an additional EUR 130 billion, covering Greece's expected funding needs fully for the four-year period. During this period, the EFSF could provide an overall amount of EUR 144.7 billion, while the IMF will contribute EUR 28 billion during four years under its extended fund facility (EFF mechanism). The Program will be heavily front-loaded, especially regarding financing from eurozone member states—disbursements of about EUR 75 billion is expected to occur in the first half of 2012— to fund EUR 35.7 billion of PSI debt enhancements and accrued interest and EUR 25 billion to recapitalize Greek banks through the HFSF. The IMF contribution of EUR 28 billion will be disbursed in 17 equal tranches over a four-year period ending 2015.

        The disbursements of financial assistance to Greece are conditional on quarterly reviews for the duration of the arrangement. The release of the tranches by the lenders will be based on observance of quantitative performance criteria and a positive evaluation of progress made with respect to policy criteria set by the Memorandum of Economic and Financial Policies (MEFP) and the Memorandum underlying the Program and committed to by the Greek government. Moreover, in April 2012, the Greek parliament passed new legislation prioritizing government debt service obligations to private and official holders of Greek debt over any other fiscal use of Program funding, and the same is committed to occur with primary budget surpluses which are expected to be achieved from 2013 onwards.

        The Program also sets forth a blueprint for the stabilization of public finances and the economy of Greece and safeguarding financial stability in Greece. Overall, the implementation of the growth-enhancing structural reforms gains prominence in the overall implementation of the Program, while the debt restructuring and higher official financing allows a more realistic pace of fiscal adjustment and a more gradual privatization process. Specifically, the strategy is primarily based on expenditure reduction—so as to achieve a primary surplus of 1.8% of GDP in 2013, and 4.5% of GDP for the period 2014-2020—and the timely and decisive implementation of growth enhancing structural reforms. The Program also foresees more aggressive nominal wage adjustments and benefit cuts, to reduce costs and thus improve price competitiveness, and permit Greece's transition to a more investment and export-led growth model.

        The main elements of the Program are as follows:

  •
  Direct measures to improve Greek competitiveness through an internal devaluation comprising: i) making collective bargaining more effective; ii) reducing the minimum wage by 22%; iii) lowering non-wage labor costs; and iv) liberalizing services and professions.

  •
  Gradual fiscal adjustment built on structural expenditure reforms and improvements in tax collection.

  •
  Fiscal adjustment will be back-loaded to 2013-2014 in view of the short-term deflationary impact in 2012 from the internal devaluation. New permanent expenditure measures equivalent to 5.5% of GDP, necessary to reach the 2014 primary surplus of 4.5% of GDP, will be identified as a condition for completing the first program review (in late May or early June 2012).

  •
  Measures to restore financial sector stability. Significant resources—on the order of EUR 50 billion—will be set aside in the Program to help banks cope with the impact of the recession and of restructuring of government debt. Through the terms of the bank's recapitalization, which have yet to be determined, the desire for private sector management and effective control of the banking sector will be balanced with the need to safeguard the taxpayers' significant capital injection. In addition, the framework for bank resolution and recapitalization and for financial sector oversight will also be strengthened, to ensure effective stewardship of bank recapitalization funds.

        The adjustment process will be also based on a successful completion of an ambitious privatization agenda, which has been adapted to the current conjuncture and the impact of recession on asset valuations. Similarly, the ambitious structural reform agenda includes measures to increase fiscal efficiency, strengthen Greece's institutional capacity and improve efficiency of the labor market and product and service markets.

        At the same time, Greece is receiving an unprecedented level of technical assistance—with a view to enhancing the government's capacity to implement policies—coordinated by the EU Commission's taskforce under the guidance of the European Commission, Member States, and the IMF. The assistance concerns several areas which are crucial for the success of the Program, such as tax administration and the fight against tax evasion, public financial management, public administration and business environment reforms.

        Against this background, the Greek economy continues to face significant short-term challenges. Economic activity is expected to continue on a downward trend in 2012, declining by around 5.0% year-on-year (according to the latest IMF, EU program forecasts), hampered by additional fiscal policy tightening and further reductions in private and public sector wages and pensions, continuing high uncertainty and high international oil prices. Consequently, labor market conditions will deteriorate further, likely increasing social fatigue and social tensions. At the same time, the support from the export sector, and especially tourism, will be lower compared with 2011, mainly due to the weaker outlook of eurozone economies.

        Although the beneficial impact from the activation of the new Program may support an improvement in the economic environment by late-2012, the turning point for economic activity in Greece is expected to be delayed to 2013 according to latest EU/IMF forecasts.

        For more detail on the risks and uncertainties relating to a failure to successfully implement the Program, see Item 3.D, "Risk Factors—Risks Relating to the Hellenic Republic Economic Crisis".

  BlackRock

        In August 2011, the Bank of Greece mandated BlackRock Financial Management Inc. ("BlackRock"), a U.S.-based investment, advisory and risk management company to conduct an independent diagnostic exercise of the domestic loan portfolio of the largest Greek banks, including the Bank. This was in accordance with the commitment undertaken by the Bank of Greece under the Program in the context of ensuring that the Greek banks are adequately capitalized. The exercise has been completed and its findings have been communicated to the individual banks. These losses are offset by the existing provisions (allowance for loan losses) as at the end of December 2011 (EUR 5.4 billion of which EUR 1.7 billion relates to loan to the Hellenic Republic and loans exchanged in PSI) as well as future pre-provision earnings in Greece for the period 2012-2014 and the earnings from the Bank's international subsidiaries. The earnings estimates provided by the Bank based on the macroeconomic guidance provided by the Bank of Greece were vetted by the Bank of Greece with the assistance of an external consultant, Bain Capital.

        We estimate that the Bank's future earnings and current level of allowance for loan losses are sufficient to cover the estimated loan losses in both the baseline and adverse scenario, implying no additional capital needs for the Bank arising from the BlackRock loan diagnostic.

  Recapitalization Framework

        The Program also contains measures to protect the stability of the banking system by providing capital support. The HFSF, funded by the government out of the resources available from the IMF and EU under the Program, was established under Greek Law 3864/2010 with a view to ensuring adequate capitalization of the banking system. If supervisory assessments conclude that a bank's capital buffer might fall below adequate levels, the shareholders will be invited to immediately bring additional capital or take capital support from the HFSF. The minimum capital ratios have been set at 9% core capital by the end of September 2012 (calculated in accordance with the EBA definition, which includes preference shares issued by the Bank and purchased exclusively by the Greek government under pillar I of the Hellenic Republic Bank Support Plan increasing to 10% by the end of June 2013).

        A prior action for the approval of the Program was the approval of Greek Law 4051/2012, which modified the governance structure of the HFSF and altered the Greek bank recapitalization framework. Pursuant to this law, the decision-making bodies of the HFSF will henceforth be the General Council and the Executive Committee. The General Council consists of five members, and the Executive Committee consists of three members. A representative of the Ministry of Finance and an appointee of the Bank of Greece sit on the General Council, while an appointee of the Bank of Greece sits on the Executive Committee. Save for these persons, the other members of the General Council and the Executive Committee are selected from a special committee that consists of an equal number of representatives of the Ministry of Finance and the Bank of Greece. Representatives of the EC and ECB may participate in this committee. The appointment of the members of the General Council and Executive Committee, save for those appointed by the Bank of Greece and the Ministry of Finance, requires the consent of Euro Working Group.

        The HFSF, a fully-owned entity of the Greek government, will have an initial duration of seven years. Any shares remaining in the HFSF at the time it ceases its activities will be transferred to the Hellenic Republic. The amount of funds earmarked for the HFSF out of the Program is resources to date is about EUR 50 billion.

        As stipulated in its founding law 3864/2010, the HFSF will manage its participations in the banks with a view to safeguarding the value of its holdings, minimizing the risks for the Greek public and ensuring adequate competition in the Greek banking system.

        More specifically, the recapitalization of each credit institution will occur through common equity shares with restricted voting rights if the individual credit institution succeeds in raising at least 10%, as further specified by a Ministerial Act, of its capital shortfall compared with the above-stated minimum core capital targets. Otherwise, a bank would be recapitalized by standard common equity to be held by the HFSF. In the former case, the recapitalization will occur through common equity with voting rights only for resolutions regarding modifications of its Articles of Association, including increase or reduction of the share capital of the Bank or provision of relevant authorization to the Board of Directors of the Bank, merger, division, conversion, revival, extension of duration or dissolution of the Bank, material asset transfers, including the sale of subsidiaries, or any other matters that require an increased majority, as explicitly provided in Greek Law 2190/1920). The HFSF will decide on the procedure for disposing its shares at a time it deems appropriate, and in any case within five years of its participation in the credit institution's share capital increase. If a bank is unable to raise at least

10% of its capital shortfall from the private sector, the HFSF shall dispose of its shares in the credit institution within two years from its participation in the credit institution's share capital increase, which may be extended for two further years by decision of the Minister of Finance. A Ministerial Act is required to define the conditions for the conversion of these securities and other terms of the recapitalization framework, and this is expected to occur soon after the formation of the new government.

        In view of the delay in completing the recapitalization framework, pursuant to Greek Law 3864/2010 as amended by legislative act dated April 19, 2012, the HFSF, following a decision by the Bank of Greece, would issue to credit institutions which have been deemed viable by the Bank of Greece and have submitted a request for recapitalization to the HFSF, a certificate by which the HFSF would commit to participate in the share capital increase of such credit institutions for an amount determined by the Bank of Greece, provided that: (i) the business plan of the credit institution has been assessed by the Bank of Greece as viable and credible, (ii) the above request has been approved by the Bank of Greece and notified to the EC, and (iii) the Bank of Greece considers the issuance of the certificate necessary for the smooth continuation of the credit institution's operation as a going concern and the attainment of the capital requirements in accordance with the decisions of the Bank of Greece, as well as for the maintenance of the stability of the Greek banking system.

        On April 4, 2012, the Bank of Greece sent a letter to the Bank, by which it informed the Bank that its capital adequacy ratio was below the acceptable level and therefore suggested that the Bank should submit to the HFSF a request for capital support, along with a three-year business plan. Following receipt of this letter, the Bank submitted the necessary documents, and the HFSF provided the Bank with the relevant certificate, by which it committed to participate in the Bank's share capital increase. In an effort to safeguard the participation of Greek credit institutions in the Eurosystem's liquidity operations, a capital injection by the HFSF may be granted before the completion of the share capital increase of credit institutions. More specifically, pursuant to article 6 of Greek Law 3864/2010, as recently amended by legislative act dated April 30, 2012, following a decision by the Bank of Greece, and upon consent of the EC, the ECB and the EFSF, the HFSF may advance its contribution to the share capital increase of a credit institution, or part thereof, up to the amount to be determined by the Bank of Greece, provided that: (a) the credit institution has submitted a recapitalization request, along with a business plan and a detailed timetable for the implementation of the measures provided for in the business plan; (b) the recapitalization request has been approved by the Bank of Greece and notified to the EC, and the credit institution's business plan has been assessed by the Bank of Greece as viable and reliable; (c) the Bank of Greece deems that the advance payment of the contribution is necessary for the attainment by the credit institution of the capital adequacy requirements according to the decisions of the Bank of Greece, for the maintenance of the access of the credit institution to the monetary policy operation of the Eurosystem and for the stability of the Greek banking sector; and (d) the credit institution has executed a pre-subscription agreement with the HFSF regarding the share capital increase of the credit institution. In this case, the HFSF shall have the right to appoint up to two representatives in the credit institution's board of directors and may request from the credit institution any data and information it deems necessary in order to fulfill its purpose, carry out due diligence and generally exercise its rights. The advance amount shall be deposited in an account held by the credit institution at the Bank of Greece exclusively for the purpose of HFSF's participation in the above share capital increase, and shall be released upon certification of payment of the share capital according to par. 2 of article 11of Greek Law 2190/1920. Until its release, the HFSF's contribution shall be used by the credit institution only to ensure its liquidity through sale and repurchase transactions with market counterparties or in the Eurosystem though the ECB or the Bank of Greece. On May 3, 2012, by Act of Ministerial Cabinet, the minimum terms that must be included in the pre-subscription agreement to be concluded between the HFSF, the credit institution and the EFSF were determined.

        The representatives of the HFSF in a credit institution's board of directors shall have the right:

  (a)
  to call the general meeting of shareholders;

  (b)
  to veto any decision of the credit institution's board of directors:

  i.
  regarding the distribution of dividends and the bonus policy concerning the Chairman, the Managing Director and the other members of the board of directors, as well as the general managers and their deputies; or

  ii.
  where the decision in question could seriously compromise the interests of depositors, or impair the credit institution's liquidity or solvency or its overall sound and smooth operation (including business strategy, and asset/liability management);

  (c)
  to request an adjournment of any meeting of the credit institution's Board of Directors for three (3) business days in order to get instructions from the HFSF's Executive Committee, following consultation with the Bank of Greece;

  (d)
  to request the convocation of the Board of Directors of the credit institution; and

  (e)
  to approve the Chief Financial Office of the credit institution.

        For more information on the HFSF please see below "Regulation and Supervision of Banks in Greece".

Risk of Implementing the Stabilization Program

        The implementation of Program measures is subject to a range of substantial risks including:

  •
  recessionary pressures are far more intense and prolonged than initially projected taking a heavy toll on the fiscal adjustment effort, both on the revenue and expenditure sides, while the deterioration in labor market conditions is unprecedented (unemployment rate of 20.7% in the fourth quarter of 2011);

  •
  the process of internal devaluation and the restoration of competiveness could be more prolonged than currently projected by the Program, investor sentiment could remain poor despite the reform efforts, or bank deleveraging could proceed at a more rapid-than envisioned speed undermining corporate investment and private sector sentiment;

  •
  implementation of the Program requires strong political will and public support in following years, which will be greatly challenged by already substantial social costs from austerity and prolonged recession, while the high probability of the formation of a coalition government is likely to amplify short-term stresses in policy making;

  •
  market concerns regarding public debt sustainability may not dissipate despite the substantial debt relief and significant debt reprofiling;

  •
  the Hellenic Republic may continue to experience difficulty accessing the private capital markets, even after the time period for which the Program provides full funding (2014);

  •
  economy-wide liquidity conditions are likely to remain tight against a background of closed interbank and wholesale markets and an uncertainty and recession-driven decline in domestic bank deposits (by 32% between the third quarter of 2009 and the first quarter of 2012). To date, ECB liquidity has been sufficient to counterbalance the contraction of alternative liquidity sources through sufficient Eurosystem lending, while European Liquidity Assistance ("ELA") type facility has been activated by the Bank of Greece since the third quarter of 2011. The loss of deposits may be much larger-than-envisaged and terms under which liquidity support is provided from the Eurosystem may be tightened or terminated;

  •
  sizeable uncertainty surrounding short-term economic prospects in the eurozone and political commitment of eurozone member partners—including worries about eurozone member partners determinacy to support the Greek effort in following years. In this vein, the commitment of the IMF to participate in Program financing may be also be questioned;

        Accordingly, these are extremely uncertain times for the banking sector in the Hellenic Republic and the EU and it is difficult for us to predict or state with any degree of certainty whether the Program and any amendments thereto, will be implemented successfully and, if implemented successfully, whether it will have the effects intended, and how severe an impact on our results of operations and financial condition an implementation of the Program and any amendments thereto, successful or unsuccessful, might have. For more detail on the risks and uncertainties that we face regarding the failure to implement the stabilization plan and otherwise, see Item 3.D, "Risks Relating to the Hellenic Republic Economic Crisis".

The Banking Services Sector in Greece

        The Greek banking sector has expanded rapidly in recent years from the early 1990s, due to both deregulation and technological advances. This trend was reversed since the outbreak of the global financial crisis in 2008. As of January 2012, according to information from the Bank of Greece, there were 57 credit institutions in Greece (as compared to 62 a year ago): 17 Greek banks, 16 cooperative banks and 23 foreign banks, as well as one specialized credit institution. In March 2012, the Bank of Greece revoked the licenses of three cooperative banks, reducing the number of institutions operating in the country to 54, and the number of cooperative banks to 13.

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

        There are three banks that are controlled, directly or indirectly, by the Hellenic Republic: Bank of Attica, Hellenic Postbank, and ATE Bank (formerly the Agricultural Bank of Greece). Over the last ten years, the Hellenic Republic has proceeded with privatizing a large number of credit institutions. A majority stake of Geniki Bank was disposed of to Société Générale in early 2004, followed by the disposal of a majority stake of Emporiki Bank to Crédit Agricole in August 2006. In addition, the Hellenic Republic proceeded with the partial privatizations of the Hellenic Postbank and ATE Bank through the listing of their shares on the ATHEX.

        In the years 2000 to 2008, many of the major Greek banks have expanded internationally, establishing or enhancing their presence in SEE. In addition to the Bank's acquisition of controlling stakes in Finansbank and Vojvodjanska during 2006 and the first months of 2007, other Greek banks have proceeded with acquisitions of banks in the region. Eurobank EFG became the owner of 100% of the shares of Nacionalna Stedionica Banca in Serbia in March 2007 and took control of over 90% of DZI Bank in Bulgaria in December 2006. Also, in March 2007, Eurobank EFG concluded the purchase of a 99% stake of Universal Bank in Ukraine, and completed the acquisition of the majority of shares in Tekfenbank in Turkey. Piraeus Bank acquired a nearly 100% stake in International Commerce Bank JSC in the Ukraine in 2007, and Alpha Bank acquired the majority of shares of the Ukrainian OJSC Astra Bank in 2008. ATE Bank made its first expansion steps in SEE by acquiring a 20% stake in AIK

Bank in Serbia and a stake of MindBank in Romania during the same year (source: banks' financial statements for 2006 and 2007).

        The economic downturn of the recent years has led the Greek financial institutions to plan or make divestments, in order to shield their balance sheet against the new adverse conditions. In 2011, Eurobank EFG announced its agreement with Raiffeisen Bank International AG in Poland ("RBPL") to dispose of 70% stake of its operations in the country (Polbank EFG) and exchange the remaining 30% stake for a 13% stake in the combined RBPL-Polbank EFG operations. In April 2012, Eurobank EFG signed an agreement with Kuwaiti Burgan Bank, to dispose of its 70% holding in its Turkish subsidiary Eurobank Tekfen.

Foreign Banks

        In January 2012, according to data published by the Bank of Greece, there were 23 foreign-owned or incorporated credit institutions that were established in the Greek banking market—4 credit institutions less than a year ago. These include Citibank, Bank of Cyprus and HSBC. The majority of foreign banks operating in Greece have little presence in retail banking services.

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

The Macroeconomic Environment and the Banking Services Sector in SEE and Turkey(1)

        In 2011, the macroeconomic picture in South Eastern Europe-6 ("SEE-6", comprising Albania, Bulgaria, Cyprus, FYROM, Romania and Serbia) and Turkey was mixed.

        In SEE-6, growth recovered only slightly, inflation moderated, and external imbalances receded further; however, the banking sector performance weakened. Economic activity recovered moderately, due to subdued domestic demand, reflecting, inter alia, tight incomes and fiscal policy, and weak credit activity. Real GDP growth rate in SEE-6 is estimated to have rebounded to 2.1% in 2011 after two consecutive years of negative growth. Inflation decelerated to 3.5% year-on-year in December 2011 from 6.9% in December 2010, reflecting subsiding domestic demand, favorable food prices, and strong base effects (e.g., an increase in the value-added tax in Romania in 2010). On another positive note, the current account deficit remained at the 2010 level of 4.9% of GDP, down from 6.4% in 2009 and 15.1% in 2008, while the quality of its financing improved. In fact, non debt-generating foreign direct investments covered 63.2% of the current account deficit in 2011 against 47.6% in 2010.

        Despite this relatively improved operating environment, activity remained sluggish due to limited financing of the majority foreign-owned banking sector by parent banks as well as tight credit standards by banks due to deteriorating asset quality. Indeed, in SEE-6, financial intermediation embarked on a downward trend. Loans and deposits recorded low growth rates of 6.2% year-on-year and 7.1% year-on-year, respectively, in 2011 while the corresponding penetration rates stood at 66.9% and 61.6%.

(1)
Source: Published data from the Central Banks and the National Statistical Agencies of the related countries and processed by NBG. The SEE-6 weighted averages are based on NBG estimates of nominal EUR GDP in each country

Lending to corporations was the main driver of credit activity in SEE-6 as a whole, growing by 9.3% year-on-year in December 2011 and bringing the loans to corporates-to-GDP ratio to 38.1%.

        As a result, the profitability of the banking sector in SEE-6 remained weak, and in Cyprus the profitability was negative. Overall, due to the participation of Cypriot banks in the PSI (with the three largest banks—Bank of Cyprus, Marfin Bank, and Hellenic Bank posting losses of EUR 3.6 billion in 2011). Profitability was also hampered, but to a smaller extent, by an environment of scarce and more expensive external financing, which led, in some countries, to a "deposit war", and subdued credit activity, reflecting bank efforts to contain the deteriorating asset quality (with the non-accruing loans standing around 16%).

        By contrast, in Turkey, growth remained strong and the banking sector performance remained robust. Real GDP growth remained high at 8.5%, following a rebound to 9.2% in 2010 from negative of 4.8% in 2009. Economic activity maintained momentum, on the back of buoyant domestic demand. Domestic demand growth remained strong, supported by increasing capital inflows, in line with the easing of the global financial crisis, and strong credit activity. However, inflation soared to 10.5% year-on-year in December 2011 from a historical low of 6.4% in December 2010, despite tighter fiscal stance and a more prudent monetary policy, on the back of unfavorable domestic food prices, strong domestic demand, and a sharp 12.7% depreciation of the TL in 2011 against the basket of 50% EUR and 50% USD. On another negative note, the current account deficit widened markedly to the high level of 10.0% of GDP in 2011 from 6.4% in 2010 and 2.3% in 2009. Non debt-generating foreign direct investments remained weak, covering only 17.4% of the current account deficit in 2011 against 16.2% in 2010.

        In this environment of strong growth, the profitability of the Turkish banking sector remained impressive, with the full-year Return on Average Equity standing at 15.5%, benefiting from very strong credit activity, despite the authorities efforts to contain it at 20%-25%, and improving bank asset quality, with the non-accruing loan ratio reaching an all-time low of 2.7% in December 2011. Loans and deposits rose by 31.4% year-on-year and 12.5% year-on-year, respectively, in 2011, while their corresponding penetration rates stood at 49.1% and 50.7% of GDP.

        Turkey remains dependent on external financing, and its economy is highly exposed to a turnaround in global activity and investor sentiment. Turkey's current account deficit is expected by the IMF to ease markedly in 2012. In the event and provided that the bulk of the current account deficit continues to hinge on large portfolio inflows and a drawdown of bank and non-bank residents' assets abroad, as was the case in the past two years, Turkey will continue to be vulnerable to sudden shifts in global investor sentiment. As a result, there can be no assurance that Turkey will not experience volatility in domestic financial markets. Such likelihood would increase if international market turbulence continues and would have a negative impact on Finansbank's business and could adversely affect the Group's business, results of operations and financial condition.

Regulation and Supervision of Banks in Greece

        NBG Group is subject to financial services laws, regulations, administrative actions and policies in each location where the Group operates. The Bank of Greece is the central bank in Greece. It is responsible for the licensing and supervision of credit institutions in Greece, in accordance with Greek Law 3601/2007 on licensing, operation, supervision and control of credit institutions, Greek Law 3746/2009 on the Greek deposit and investment guarantee fund, Greek Law 3691/2008 on anti-money laundering provisions, Greek Law 3862/2010 on payment services and credit institutions and other relevant laws of Greece, each as amended and in force. Also, in accordance with Greek Law 1266/1982 on organizations exercising monetary, credit and currency policy, the Bank of Greece has regulatory and supervisory powers relating to the operation of credit institutions in Greece.

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

        Recently, the Greek government has revised the terms of the Hellenic Republic Bank Support Plan to strengthen Greek banks' capital and liquidity positions. For more information concerning our participation in this plan, see "—The Hellenic Republic's Bank Support Plan" below. In addition, in response to the unprecedented economic downturn in the Hellenic Republic, in early May 2010, the Greek government agreed to the IMF/eurozone Stabilization and Recovery Program, replaced by the Program, a second economic adjustment program, in March 2012. This program was amended on February 9, 2012.

The regulatory framework

        Credit institutions operating in Greece are obliged to:

  •
  observe the liquidity ratios prescribed by the Bank of Greece (Act No. 2614/2009 of the Governor of the Bank of Greece, which abolished Act No. 2560/2005 and took effect on July 1, 2009, as amended by Decision No. 285/2009 of the Banking and Credit Committee and Act No. 2626/2010 of the Governor of the Bank of Greece);

  •
  maintain efficient internal audit, compliance and risk management systems and procedures (Act No. 2438/1998 and No. 2577/2006 of the Governor of the Bank of Greece, as amended by Act No. 2597/2007 of the Governor of the Bank of Greece and Decision No. 242/2007 of the Banking and Credit Committee of the Bank of Greece);

  •
  submit to the Bank of Greece periodic reports and statements (Act No. 2651/2012 of the Governor of the Bank of Greece, which replaced Act No. 2640/2011 of the Governor of the Bank of Greece);

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

  •
  impose fines (article 55A of the Articles of Association of the Bank of Greece as amended by Act No. 2602/2008 of the Governor of the Bank of Greece); and

  •
  revoke the license of the credit institution where the breach cannot be remedied.

        Greek Laws 4021/2011 and 4051/2012 have substantially amended the provisions of Greek Law 3601/2007 regarding supervision, resolution and liquidation of credit institutions. The new provisions of Greek Law 3601/2007, in general terms, (i) reinforce the supervisory powers of the Bank of Greece in addressing an actual or potential breach by credit institutions of Greek Law 3601/2007 and the relevant decisions of the Bank of Greece; (ii) extend the role and powers of a commissioner appointed by the Bank of Greece to manage troubled credit institutions and (iii) empower the Bank of Greece to take specific resolution measures vis-à-vis credit institutions. These provisions aim to enhance the framework for the supervision and control of credit institutions and to introduce resolution powers to the Bank of Greece in order to protect financial stability and public confidence in the Greek financial system.

        Pursuant to the amended provisions of Greek Law 3601/2007, the Bank of Greece has the following additional powers:

  (i)
  To require any credit institution actually or probably failing to comply with the requirements set out by this law and/or the relevant decisions of the Bank of Greece to take the necessary actions or corrective measures at an early stage to address any possible defects or weaknesses. In this context and, in addition to other measures already provided for in Greek Law 3601/2007 (such as prohibitions or restrictions on dividends), the Bank of Greece may itself prepare a resolution plan for a credit institution or require a credit institution to prepare a recovery plan or to proceed to a share capital increase or to seek the prior approval of the Bank of Greece for certain transactions that the Bank of Greece considers detrimental to the solvency of the credit institution.

  (ii)
  To appoint a commissioner to a credit institution for a period of up to 12 months. This period may be extended by 6 months following a decision of the Bank of Greece. The commissioner will assess the credit institution's situation and take the necessary action for its recovery, preparing it for any of the resolution measures under the new law or putting it into special liquidation. The commissioner will be subject to the oversight and report of the Bank of Greece.

  (iii)
  To extend by up to 20 days the period for the fulfillment of part or all of the credit institution's obligations, following the appointment of a commissioner, if the credit institution's liquidity is significantly reduced and it is likely that its own funds are inadequate. The 20-day period may be further extended by 10 days following a relevant decision of the Bank of Greece.

  (iv)
  To trigger certain resolution measures to ensure financial stability and to strengthen public confidence in the Greek financial system. In particular, it may: (a) instruct the commissioner to decide on a share capital increase within a specified time limit, to the exclusion of the pre-emption rights of the existing shareholders; (b) oblige a credit institution to transfer certain assets and liabilities to another credit institution or entity, against consideration and within a specified time limit; (c) recommend that the Greek Minister for Finance establish on grounds of public interest a transitional credit institution (the "TCI") to which all or part of the assets and liabilities of the credit institution will be transferred. The share capital of the TCI will be fully paid by the HFSF, and the TCI will be subject to the control of the HFSF pursuant to the provisions of Greek Law 3864/2010 and, if the HFSF ceases to exist, the control of the Greek State. The TCI may operate for a maximum period of two years, unless it is extended for two more years by a decision of the Minister of Finance, following a recommendation by the Bank of Greece.

  (v)
  To appoint a special liquidator to manage the credit institution, where a credit institution's license is withdrawn. The Credit and Insurance Committee of the Bank of Greece issued a regulation for the special liquidation of credit institutions (Government Gazette Issue

    2498/4.11.2011), which contains special provisions regarding the liquidation of a credit institution.

        The circumstances in which the Bank of Greece may take resolution measures under Greek Law 3601/2007, as amended by Greek Laws 4021/2011 and 4051/2012, include, inter alia, the following:

  (i)
  when the credit institution fails or refuses to increase its Tier I capital or impedes in any way the control of the Bank of Greece;

  (ii)
  when the credit institution commits serious or repetitive violations of Greek Law 4021/2011 or Bank of Greece decisions, or when there are doubts with respect to its sound and prudent management, such that the solvency of the credit institution, the interests of depositors, the overall financial stability or the public confidence in the Greek financial system are put at risk;

  (iii)
  when the credit institution has inadequate Tier I capital or is unable to service its obligations and particularly to secure depositors' and creditors' funds;

  (iv)
  institution or prevention of financial instability risk;

  (v)
  when necessary for the protection of public confidence, particularly of depositors, in the stability and proper operation of the Greek financial system; and

  (vi)
  when necessary for the prevention of systemic risk or situations destabilizing the Greek financial system, taking into account the prevailing bank and interbank market conditions.

        Whenever the Bank of Greece decides that a credit institution fulfills any of the above circumstances, it must notify the HFSF and provide the HFSF with information about the financial situation of such credit institution, as well as any other information that the HFSF may need in order to apply the resolution or the recapitalization measures. The Bank of Greece and the HFSF will execute a memorandum of understanding, which shall provide the information that must be exchanged between them and the details of their cooperation with respect to such credit institutions.

        The shareholders or the creditors of the credit institution who believe that their financial position has deteriorated following the implementation of the resolution measures on the credit institution may request compensation from the Greek State in an amount that would restore them to the financial position they would have had if a special liquidation had instead taken place.

        The regulatory framework has been effected by the new recapitalization framework and the creation of the HFSF (see Item 4.B, "Business Overview—The Macroeconomic Environment in Greece—The Hellenic Republic's economic crisis, the successful sovereign debt restructuring (PSI) and the agreement on the Program for Greece-Recapitalization Framework").

The Hellenic Republic Bank Support Plan

        In November 2008, the Greek Parliament passed Greek Law 3723/2008 setting forth the Hellenic Republic Bank Support Plan initially at the amount of EUR 28 billion and following increases thereof, at the amount of EUR 98 billion. The law was passed with the goal of strengthening Greek banks' capital and liquidity positions in an effort to safeguard the Greek economy from the adverse effects of the international financial crisis. Moreover, the Hellenic Republic Bank Support Plan was revised by Greek Laws 3844/2010, 3845/2010, 3872/2010, 3956/2011, 3965/2011, 4063/2012 and ministerial decisions no. 132624/B.527/2010, 29850/B.1465/2010, 59181/B.2585/24.12.2010, 29264/B.1377/2011, 57376/B.2355/29.12.2011, 57863/B.2535/29.12.2011, and 5209/B.237/2012, which rendered preference shares of Pillar I referred to below not mandatorily redeemable, increased the return on the preference shares of Pillar I, amended the payment of dividends prohibition, increased the total amount that can be provided by the Hellenic Republic under Pillar II referred to below, extended the veto power of the State's representative on the decisions of the Board of Directors, extended the duration of the period for participation in the Plan until June 30 2012, and increased the commission paid to the Hellenic

Republic for Hellenic Republic guarantees provided for under Pillar II from July 1, 2010 onwards. In May 2011, the Hellenic Republic, in accordance with Greek Law 3965/2011, approved an additional disbursement of EUR 30 billion in the form of Greek government guaranteed bonds, thereby increasing Pillar II of the Hellenic Republic Bank Support Plan to EUR 85 billion.

        The Hellenic Republic Bank Support Plan, as currently applicable, is comprised of the following three pillars.

        Pillar I: up to EUR 5 billion in capital designed to increase Tier I ratios.    The capital will take the form of non-transferable voting redeemable preference shares with a 10% fixed return. The shares are to be mandatorily redeemed at the subscription price either within five years after their issuance or earlier with the approval of the Bank of Greece. In accordance with Ministerial Decision 2/98029/0023A/17-01-2012, the redemption of the preference shares issued in favor to the Greek State, will, from December 31, 2011 onwards, be effected at the original par value of the preference shares through the exchange of Greek government bonds or treasury bills. At any redemption date the Greek government bonds or treasury bills to be exchanged should have the following characteristics:

  a)
  their nominal value should be of equal to the nominal value of the bonds issued as consideration for the preference shares issued by the Bank

  b)
  their maturity date should be the same or up to one month beyond the corresponding maturity date of the bonds issued as consideration for the preference shares issued by the Bank

  c)
  their market value as at the date of redemption should match their nominal value. If this is not applicable the difference will be settled between the parties in cash.

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

        Pillar II: up to EUR 85 billion in Hellenic Republic guarantees in accordance with Greek Law 3965/2011.    These guarantees will guarantee new borrowings (excluding interbank deposits) to be concluded until June 30, 2012 (whether in the form of debt instruments or otherwise) and with a maturity of three months to three years. These guarantees will be granted to banks that meet the minimum capital adequacy requirements set by the Bank of Greece as well as criteria set forth in Decision No. 54201/B.2884 of the Minister of Finance, as currently in force, regarding capital adequacy, market share size and maturity of liabilities and share in the SME and mortgage lending market. The terms under which guarantees will be granted to financial institutions are included in Decision Nos. 2/5121/2009, 29850/B.1465/2010 and 5209/B.237/2012 of the Minister of Finance.

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

        Pillar III: up to EUR 8 billion in debt instruments.    These debt instruments will have maturities of less than three years and will be issued by the Public Debt Management Agency by June 30, 2012 to participating banks meeting the minimum capital adequacy requirements set by the Bank of Greece. These debt instruments bear no interest, are issued at their nominal value in denominations of EUR 1,000,000 and are listed on the ATHEX. They are issued by virtue of bilateral agreements executed between each participating bank and the Hellenic Republic. The debt instruments must be repaid at the applicable termination date of the bilateral agreement (irrespective of the maturity date of the debt instruments) or at the date Greek Law 3723/2008 ceases to apply to a bank. The participating banks must use the debt instruments received only as collateral for refinancing, in connection with fixed facilities from the ECB or for interbank financing purposes. The proceeds of liquidation of such instruments must be used to finance mortgage loans and loans to SMEs at competitive terms.

        Participating banks that use either the capital or guarantee facility will have to accept a government-appointed member of the Board of Directors as State representative. Such representative will be in addition to the existing members of the Board of Directors and will have veto power on strategic decisions or decisions resulting to a significant change in legal or financial position of the Bank and for which the shareholders approval is required. The same veto power applies to corporate decisions relating to the dividend policy and the compensation of the Chairman, the Managing Director and the other members of the Board of Directors of the participating banks, as well as its General Directors and their deputies. However, the State appointed representative may only utilize its veto power following a decision of the Minister of Finance or if he considers that the relevant corporate decisions may jeopardize the interests of depositors or materially affect the solvency and effective operation of the participating bank. Moreover, the State appointed representative has full access to the bank's books, on reports for restructuring and viability, medium-term funding needs of the Bank as well as on reports for the level of financing of the Greek economy. In addition, participating banks will be required to limit maximum executive compensation to that of the Governor of the Bank of Greece, and must not pay bonuses to senior management as long as they participate in the Hellenic Republic Bank Support Plan. Also, during that period, dividend payouts for those banks will be limited to up to 35% of distributable profits of the participating bank (at the parent company level). According to the provisions of article 28 of Greek Law 3756/2009 and decision 20708/B/1175/23.4.2009 of the Minister of Economy and Finance, banks participating in the Hellenic Republic Bank Support Plan were allowed to distribute dividends to ordinary shareholders only in the form of shares, but excluding treasury shares, for the financial year ended on December 31, 2008. Also, pursuant to the provisions of article 39 of Greek Law 3844/2010, article 28 of Greek Law 3756/2009 was modified to provide that distributions to ordinary shareholders were restricted to share distributions (excluding treasury shares), for the financial years ended on December 31, 2008 and 2009. These provisions did not apply to the payments of dividends in respect of preference shares issued by credit institutions and traded on foreign organized markets. However, these cannot be treasury shares. See Item 8.A, "Consolidated Statements and Other Financial Information—Policy on Dividend Distributions". Pursuant to article 19 of Greek Law 3965/2011 and article 4 of Greek Law 4063/2012, the distribution of dividends for the financial years ended 2010 and 2011 is also restricted to share distributions.

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

        Towards the end of 2008, the Bank, together with Eurobank EFG, Alpha Bank, Piraeus Bank and ATE Bank, among others, announced that it would participate in the Plan. The deadline for inclusion in the Plan initially was February 1, 2009, but was subsequently extended to June 30, 2012.

        According to a resolution adopted by shareholders at an extraordinary General Meeting held on January 22, 2009, the Bank issued 70 million redeemable preference shares at a par value of EUR 5.00 each, with the cancellation of the preemptive rights of the existing shareholders in favor of the Hellenic Republic. Furthermore, on December 22, 2011, an extraordinary General Meeting approved a) the share capital increase by EUR 1,000 million through the issue of additional 200 million Redeemable Preference Shares at a nominal value of EUR 5.0 each with the cancellation of the pre-emptive rights of the existing shareholders in favor of the Hellenic Republic, and b) the revocation of the decision of an extraordinary General Meeting held on November 26, 2010 regarding the repurchase by the Bank of the 70 million Redeemable Preference Shares in favor of the Hellenic Republic. On December 30, 2011, following the above decision, the Bank issued the 200 million Redeemable Preference Shares at a nominal value of EUR 5.0 each. Both issues were fully subscribed by the Hellenic Republic, through the transfer by the latter to the Bank of an equivalent amount of Greek government bonds, in accordance with Greek Law 3723/2008. For more information concerning the effects of our participation in the Hellenic Republic Bank Support Plan, see Item 10.J, "Relationship with the Hellenic Republic—Hellenic Republic as Shareholder".

        Other Greek banks participating in the support plan accessed Pillar I of the Hellenic Republic Bank Support Plan, are as follows: Eurobank EFG by EUR 950 million, Alpha Bank by EUR 940 million, Piraeus Bank by EUR 750 million (in two tranches), ATE Bank by EUR 675 million, the Hellenic Postal Savings Bank by EUR 225 million and Attica Bank by EUR 100 million and Proton Bank by EUR 80 million. Emporiki Bank, a subsidiary of Credit Agricole S.A., has not utilized the facilities of the Hellenic Republic Bank Support Plan but has proceeded with a share capital increase of EUR 850 million in 2009.

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

Restrictions on Enforcement of Collateral

        According to Greek Law 3814/2010, the forced auctions initiated either by credit institutions or by companies providing credit or by their assignees to satisfy claims not exceeding EUR 200,000 were suspended until and including June 30, 2010. Pursuant to Greek Law 3858/2010, and specifically under article 40, the above suspension was initially extended until December 31, 2010. Moreover, pursuant to Greek Law 3949/2011 and specifically under article 1, the suspension was further extended until June 30, 2011. Relative legislation guaranteed the above mentioned extension initially until December 31, 2011 according to article 46 of Greek Law 3986/2011 and subsequent, pursuant to article 1 of Greek Law 4047/2012, until December 31, 2012. As at December 31, 2010 and 2011, outstanding balances that could be subject to this treatment were EUR 121.4 million and EUR 365.7 million, respectively.

        Furthermore, enforcement of collateral has been affected by Greek Law 3869/2010 regarding restructuring of individuals' debt through a court application. As at December 31, 2011, customers that had applied to the court under the provisions of Greek Law 3869/2010 had outstanding balances of EUR 286 million.

Amendments to the Law on Banking

        Greek Law on banking No 3601/2007 "Taking up and pursuit of the business of credit institutions, capital adequacy of credit institutions" transposed to Greek banking legislation the provisions of Directives of the European Parliament and of the Council Nos. 2006/48/EC relating to the taking up and pursuit of the business of credit institutions and 2006/49/EC on the capital adequacy of investment firms and credit institutions. The provisions of this law were amended several times during last year. Firstly, Greek Law 4002/2011 added new provisions concerning governance arrangements and internal control systems of credit institutions. Specifically credit institutions should on the one hand implement remuneration policies and practices that promote sound and efficient risk management and on the other hand provide proper information to Bank of Greece about remuneration of the staff, according to its instructions, as explicitly stipulated in new Governor's Act No 2650/19.1.2012 which incorporated the provisions of 2009/111/EC Directive for remunerations.

        In addition to the above, Greek Law 4021/2011 transposed to Greek banking legislation the provisions of 2009/111/EC of the European Parliament and of the Council of September 16, 2009 amending Directives 2006/48/EC, 2006/49/EC and 2007/64/EC as regards banks affiliated to central institutions, certain own funds items, large exposures, supervisory arrangements, and crisis management. As a result, Greek Law 3601/2007 was amended accordingly at the following (amongst others) points: (i) the level of supervisory convergence and cooperation at the EU level was enhanced by the implementation of colleges of Supervisors for the first time implemented into Greek banking legislation for the purpose of reaching agreement on key supervisory tasks, (ii) Bank of Greece is obliged to properly adopt Standards and Recommendations developed by EBA, or provide with appropriate explanations otherwise, and (iii) with respect to financial crises and systemic risk mitigation, notion of significant branches of credit institutions in other countries was defined.

        Moreover, Greek Law 3601/2007 was amended in order to enhance the framework for the supervision and control of credit institutions and to introduce resolution powers to protect financial stability and public confidence in the Greek financial system. For this purpose Greek Laws 4021/2011 and 4051/2012 were enacted. Specifically, the new provisions of Greek Law 4021/2011: (i) reinforced the Bank of Greece's supervisory powers in addressing an actual or potential breach by credit institutions and take all the necessary actions or corrective measures at an early stage, (ii) extended the role and powers of the Commissioner appointed to manage troubled credit institutions, and (iii) empowered Bank of Greece to take specific resolution measures vis-à-vis credit institutions. On the other hand, the amendments to the Law on Banking by Greek Law 4051/2012 aimed to clarify the procedures and allocation of tasks for valuing assets and liabilities and thus, for the opening balance sheets of the transitional credit institutions established in accordance with Article 63E of the Law on Banking.

        Lastly, according to new provisions of article 27 of Greek Law 3601/2007, as amended by Greek Law 4051/2012, Bank of Greece has the ability to determine by a generally applicable decision the percentage of the total of the risk-weighted assets that must be covered by items of credit institution's own funds. Subsequently, Bank of Greece Governor's Act No 2654/29.2.2012 was issued according to which the relevant percentage of original own funds, for credit institution seated in Greece, was determined to be at least a) 9%, from September 30, 2012 and b) 10%, from June 30, 2013.

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

        The Basel II framework was implemented in the EU in June 2006 by means of EU Directives 2006/48 and 2006/49 ("CRD 1"). These EU directives were transposed in Greece in August

2007 by means of Greek Law 3601/2007. Following the adoption of Greek Law 3601/2007 on August 20, 2007, the Governor of the Bank of Greece issued ten Governor's Acts relating to the implementation of Basel II. These Governor's Acts took effect on January 1, 2008.

        On November 9, 2007, the Bank applied to the Bank of Greece requesting authorization to implement the Basel II capital adequacy framework. Specifically, the Bank of Greece's approval was sought for permission to use:

  •
  the Foundation Internal Ratings-Based Approach ("FIRB") with respect to its exposures to corporate customers, including specialized lending exposures; and

  •
  the Internal Ratings-Based Approach ("IRB") with respect to its mortgage loan portfolio, i.e., "receivables from individual customers, fully covered with real estate", as defined in Bank of Greece Governor's Act 2589/2007, Section B, §9a.

        Approval was granted by the relevant Bank of Greece authority in charge of bank supervision.

        The Bank is in compliance with the Basel II regulations and consistently applies all relevant rules and guidelines at a Bank and Group level. The Bank uses both the option for gradual implementation of IRB in its portfolios and the option for permanent exemption of certain categories of exposures from the application of IRB.

        The Bank has developed a comprehensive and well-documented roll-out plan that should enable the Group to gradually implement IRB with respect to the aggregate loan exposures included in the banking book (except those permanently exempted).

        In 2008, the European Commission submitted a Proposal for a Directive of the European Parliament and the European Council amending Directives 2006/48/EC and 2006/49/EC regarding banks affiliated with central institutions, certain own funds items, large exposures, supervisory arrangements and crisis management which led to the adoption of Directive 2009/111/EC of the European Parliament and of the Council, and Directives 2009/27/EC and 2009/83/EC ("CRD 2") as regards technical provisions concerning risk management. Greece adopted the new measures as from December 31, 2010.

        On November 24, 2010, EU Directive 2010/76/EC ("CRD 3") was issued amending Directives 2006/48/EC and 2006/49/EC as regards capital requirements for the trading book and for re-securitizations, and the supervisory review of remuneration policies. This Directive introduces a number of changes in response to the recent and current market conditions, such as:

  •
  increase of capital requirements for market risk in the trading book under the use of Internal Models taking into account potential losses from adverse market movements in stressed conditions;

  •
  increase of capital requirements under the Standardized Approach for specific market risk of positions in equities held in the trading book;

  •
  imposition of higher capital requirements for positions in re-securitizations; and

  •
  restriction on the remuneration payable to individuals fulfilling roles with potential impact on a bank's risk profile.

        The changes relating to remuneration have already come into force and the changes relating to the trading book and re-securitization positions will come into force on December 31, 2011.

        In December 2010, the Basel Committee issued two prudential framework documents ("Basel III: A global regulatory framework for more resilient banks and banking systems", December 2010 and "Basel III: International framework for liquidity risk measurement, standards and monitoring", December 2010) which contain the Basel III capital and liquidity reform package. The so called Basel III documents were revised in June 2011. According to the documents the proposed changes shall be implemented gradually ("phase-in arrangements") within the period from 2013 to 2019. Some major points of Basel III include:

  •
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

  •
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

  •
  Deductions from Common Equity Tier I.  The Committee revises the definition of items that should be deducted from regulatory capital. In addition, most of the items that are now required to be deducted from regulatory capital will be deducted in whole from the Common Equity Tier I component;

  •
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

  •
  No Grandfathering for Instruments issued after September 12, 2010.  Only those instruments issued before September 12, 2010, will likely qualify for the transition arrangements discussed above;

  •
  Countercyclical Buffer.  To protect the banking sector from excess aggregate credit growth the Basel Committee proposes an additional buffer of 0%-2.5% of Common Equity Tier I, to be imposed during periods of excess credit growth according to national circumstances. The countercyclical buffer, when in effect, will be introduced as an extension of the conservation buffer range;

  •
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

  •
  Central counterparties.  To address the systemic risk arising from the interconnectedness of banks and other financial institutions through the derivatives markets, the Basel Committee is supporting the efforts of the Committee on Payments and Settlement Systems (CPSS) and International Organization of Securities Commissions (IOSCO) to establish strong standards for financial market infrastructures, including central counterparties (CCPs). A 2% risk-weight factor is also introduced to certain trade exposures to qualifying CCPs (replacing the current 0% risk-weighting). The capitalization of bank exposures to CCPs will be based in part on the compliance of the CCP with the IOSCO standards (since non-compliant CCPs will be treated as bilateral exposures and will not receive the preferential capital treatment referred to above), and are expected to be finalized by September 2011. As mentioned above, a bank's collateral and mark-to-market exposures to CCPs meeting these enhanced principles will be subject to 2% risk-weight, and default fund exposures to CCPs will be capitalized based on a risk-sensitive waterfall approach;

  •
  Downturn Probability of Default.  The Committee has reviewed a number of additional measures that supervisors could take to achieve a better balance between risk sensitivity and the stability of capital requirements, should this be viewed as necessary. In particular, the range of possible measures includes an approach by the EBA to use the Pillar II process to adjust for the compression of probability of default ("PD") estimates in internal ratings-based capital requirements during benign credit conditions by using the probability of default estimates for a bank's portfolios in downturn conditions;

  •
  Asset value correlation multiplier for large financial institutions.  A multiplier of 1.25 is proposed to be applied to the correlation parameter of all exposures to financial institutions meeting particular criteria that specified by the Committee;

  •
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

  •
  Leverage Ratio.  The Basel Committee confirmed its previously declared commitment to an unweighted Tier I leverage ratio of 3% that will apply for all banks as part of the Pillar II framework from January 1, 2013 with a view towards migrating the ratio to a Pillar I minimum requirement by 2018 (subject to any final adjustments);

  •
  Systemically Important Banks.  Systemically important banks should have loss absorbing capacity beyond the minimum standards and the work on this issue is ongoing. The Basel Committee and the Financial Stability Board are developing a well integrated approach to systemically important financial institutions which could include combinations of capital surcharges, contingent capital and bail-in debt; and

  •
  Liquidity Requirements.  The Basel Committee confirmed its previously declared commitment to introduce a liquidity coverage ratio (which is an amount of unencumbered, high quality liquid assets that must be held by a bank to offset estimated net cash outflows over a 30 day stress scenario) from January 1, 2015 and a net stable funding ratio (which is the amount of longer-term, stable funding that must be held by a bank over a one year timeframe based on liquidity risk factors assigned to assets and off-balance sheet liquidity exposures) from January 1, 2018.

        The Basel III proposals have been assessed at EU level. The European Commission has published several consultation and other policy documents indicating its intention to implement the Basel III standards throughout the EEA by way of further changes to the Directives 2006/48/EC and 2006/49/EC and/or additional regulations. The final legislative proposals were published on July 20, 2011 (CRD 4). Commission's aim is to create for the first time a single set of harmonized prudential rules which Banks throughout the EU must respect. Commission's proposal follows the timelines as agreed in the Basel Committee: entry into force of the new legislation on January 1, 2013 and full implementation on January 1, 2019.

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

Other regulatory changes which may have potential impact on the business of NBG

        In Europe, the U.S. and elsewhere, there is increased political and regulatory pressure to introduce recovery and/or resolution planning requirements for banks and other financial institutions as a solution to the issues raised by financial institutions that are considered "Too Big To Fail". In 2011, the European Commission consulted on Technical Details of a Possible EU Framework for Bank Recovery and Resolution Proposal. The EU Recovery and Resolution Proposal establishes a series of "resolution tools" which may be applied by the relevant authorities in seeking to ensure that the institution in question is able to continue as a going concern. Such tools include business sales, use of a bridge bank, asset separation of powers and possibly a form of "bail-in". If this proposal is implemented, it could have a material adverse effect on NBG and the cost and availability of funding for NBG.

Reporting Requirements

        Following the adoption of Basel II guidelines, the Governor of the Bank of Greece issued Act No. 2606/2008 determining the new reporting requirements for credit institutions in Greece. This Act was recently replaced by Act 2651/20.01.2012 applicable from December 31, 2011. The requirements include the following reports:

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

  •
  information technology systems; and

  •
  other information.

        The Bank submits to the Bank of Greece a full set of regulatory reports both at Bank level and at Group level, on a quarterly basis. Some of the above references are submitted on a monthly basis at Bank level.

  Capital Requirements in Our Foreign Markets

        Banking regulations in Turkey are evolving in parallel to the global changes and international regulatory environment. Turkish regulator has announced the roadmap for Basel II and stated that starting from June 2011, the banks in Turkey have started to report their results according to both Basel I and Basel II; and after June 2012 only Basel II will be used. Also, Serbia is obliged to fully adopt the Basel II framework from January 1, 2012. Romania, Bulgaria and Cyprus, in their capacity as EU members, have already adopted the Basel II framework".

Deposit and Investment Guarantee Fund

        Pursuant to Greek Law 3746/2009, which replaced Greek Law 2832/2000, the Hellenic Deposit and Investment Guarantee Fund (the "HDIGF") was established for the purposes of providing compensation (1) to persons who have deposited funds in bank accounts with credit institutions in the Hellenic Republic, and (2) to clients regarding the provision of investment services by such credit institutions, when the credit institutions cannot fulfill their obligations to the clients. Greek Law 4021/2011 amended Greek Law 3746/2003 extending its scope to the provision of financial assistance to credit institutions for the purposes of resolution measures. In addition to the existing Depositors' Coverage Branch and the Investors' Coverage Branch, a new separate resolution branch would be created within the HDIGF and financed by contributions paid by credit institutions. All credit institutions established in the Hellenic Republic are obliged to participate in the compensation scheme available by virtue of the HDIGF. The HDIGF, which is a private entity, is administered jointly by the Bank of Greece, the Hellenic Bank Association, the Ministry of Finance and the Association of Greek Cooperative Banks.

        The HDIGF is funded by annual contributions of participating credit institutions and cooperative banks. The level of each participant's annual contribution is generally determined according to certain percentages applied to the total amount of eligible deposits, as regards the deposit compensation scheme. If accumulated funds are not sufficient to cover the claimants, participants may be required to pay an additional contribution. However, this additional contribution may not exceed an amount equal to 300% of a bank's last annual contribution and is set off against the annual contributions of subsequent years. Moreover, pursuant to Greek Law 4051/2012 the HDIGF shall increase the amount of contributions if its funds fall below a certain level of coverage of insured deposits, taking due account developments in the financial system.

        Following adverse market developments, and based on the resolutions of the meeting of the Economic and Financial Affairs Council of the EU on October 7, 2008, the coverage level was set to maximum EUR 100,000 until December 31, 2011, in accordance with Greek Law 3714/2008. The deadline may be extended by decision of the Minister of Finance. Subsequently, pursuant to Ministerial Decision No 23384/2011 the deadline was further extended until December 31, 2015. Annual contributions of participating credit institutions and cooperative banks were accordingly increased by a factor of five. The proposed level of coverage extended to credit institution clients relating to the provision of investment services was set at maximum EUR 30,000.

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

        This regulatory regime, as amended by article 85 of Greek Law 3996/2011, allows the settlement of all amounts due to credit institutions (consumer, mortgage and commercial loans either promptly serviced or overdue), as well as those due to third parties with the exception of debts from intentional torts, administrative fines, monetary sanctions, debts from taxes and charges due to the State or levies to Social Security funds. Furthermore, it should be noted that, according to the stipulations of Greek Law 4019/2011, to the above exceptions from settlement are added loans granted from Social Security funds under the provisions of articles 15 and 16, Greek Law 3586/2007.

        Debts must have been contracted more than one year before the application date and relief may be used only once. In order to qualify for relief, the debtor must have proposed a voluntary settlement with creditors without success in the six months preceding the application. Banks must deliver a credit analysis within five working days from request.

        The debtor may apply to the local Justice of the Peace Court (Eirinodikeio) and present evidence regarding the relevant property, income, debts and settlement proposal. Creditors' claims that have not been notified in such court are not affected. The debtor undertakes the obligation to pay part of its income to its creditors in monthly disbursements for a period of four years. The amount of the installment is determined by court based on the individual's income and after taking into consideration the life necessities of the debtor and his or her dependents. The court may also absolve the debtor from the obligation by imposing a monthly payment schedule and may even substantially reduce the monthly payment amounts in cases of exceptionally adverse conditions (e.g., unemployment or health problems), upon re-evaluation of the debtor's circumstances on a regular basis (although, not starting earlier than five months from the date of the original payment schedule). The debtor's property is liquidated but the debtor may exclude his main residence from the liquidation estate if the debtor undertakes the obligation to repay debts corresponding to 85% of the fair market value of his or her main residence at a floating or fixed, according to the stipulations of article 85 of Greek Law 3996/2011, interest rate and with a potential grace period of up to 20 years. It should also be noted that according to the amendments of article 85 of Greek Law 3996/2011, the debtor's main residence is protected not only in the case of full ownership, but also in cases of bare ownership and usufruct.

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

        Within the six-month period commencing August 3, 2010 (the date of publication of Greek Law 3869/2010 in the Government Gazette), no enforcement is permitted over the debtor's only residence, as long as the latter does not exceed the specified "first home" tax allowance increased by 50%. Pursuant to Greek Law 3910/2011 and specifically under article 36, this period was extended until June 30, 2011. The above mentioned deadline was further extended until December 31, 2011 pursuant to Greek Law 3986/2011. In addition, Greek Law 3986/2011 added new provisions according to which the restriction of enforcement over the only residence refers to all natural persons, without taking into consideration whether they are subject to mercantile law or not. Moreover, pursuant to Greek Law 4047/2012 the relevant deadline was further extended until December 31, 2012.

Payment Services in the Internal Market

        Directive 2007/64/EC setting out the conditions for the provision of payment has come into effect in Greece as of July 13, 2010, by Greek Law 3862/2010. The new law adopts rules on electronic payments that are currently applied uniformly across 30 European countries (i.e. in the countries of the

EU, Iceland, Norway and Liechtenstein), and accordingly ensures that the provision of payment services in Greece is as easy and secure as in the rest of Europe.

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

  •
  authorized debiting of the customer's account for payment of goods or services where (a) the authorization did not specify the exact amount of the payment transaction when the authorization was made; and (b) the amount of the payment transaction exceeded the amount the customer could reasonably have expected taking into account his previous spending pattern, the conditions in his contract and relevant circumstances of the case; and

  •
  non-execution or defective execution of a payment transaction by the Bank.

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

        This Decision contains specific provisions on advertising concerning credit agreements as well as certain items of standard information to be provided to consumers in order to enable them, in particular, to compare different offers. In order to enable them to make their decisions in full knowledge of the facts, consumers receive adequate information in a clear, concise and prominent way by means of a representative example, which they may take away and consider, prior to the conclusion of the credit agreement, on the conditions and cost of the credit and on their obligations, to ensure the fullest possible transparency and comparability of offers. Moreover, creditors should exercise responsible practices during all phases of the credit relationship, taking into account the specific features of their credit market. Creditors also bear the responsibility of checking individually the creditworthiness of the consumers. Furthermore, consumers have the right to withdraw within 14 days without penalty and with no obligation to provide justification. In the case of linked credit agreements, a relationship of interdependence exists between the purchase of goods or services and the credit agreement concluded for that purpose. The consumer has the right to discharge his obligations before the date agreed in the credit agreement. In the case of early repayment, either in part or in full, the creditor is entitled to compensation for the costs directly linked to the early repayment, taking into account also any savings thereby made by the creditor.

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

        The Board of Directors of the company has the duty to ensure that the annual accounts, the annual report and, when provided separately, the corporate governance statement to be provided pursuant to article 43a par. 3 section d of Greek Law 2190/1920 are drawn up and published in accordance with the requirements of Greek Law 3873/2010 and, where applicable, in accordance with the international accounting standards adopted in accordance with Regulation (EC) No 1606/2002.

        Moreover, according to the new provisions of Greek Law 3873/2010 neither an examination of the draft terms of merger or division of companies nor an expert report shall be required if all the shareholders and the holders of other securities conferring the right to vote of each of the companies involved in the merger or division have so agreed.

Holdings in credit institutions

        The Greek parliament has amended Greek Law 3601/2007 regarding disclosure requirements for shareholders of Greek credit institutions and insurance companies. The new Greek Law 3862/2010, effective July 13, 2010, introduces new provisions and approval procedures for certain sectors as well as minor changes to the evaluation procedure by the Bank of Greece.

        In summary, Greek Law 3862/2010 stipulates the disclosure obligations for shareholders wishing to acquire or dispose of significant holdings, as well as the procedure for the pre-approval requirements for investors who wish to acquire shares and reach the threshold limits of 5%, 10%, 20%, and 1/3 or 50% of a credit institution, and 10%, 20%, and 1/3 or 50% of an insurance company registered in Greece. The Bank of Greece's approval process, the relevant timeframes as well as the notification process to/from relevant regulators of other EU member states are also detailed.

        If an investor intends to increase or dispose of shares to reach or fall under one of the threshold limits, he would have to inform the Bank of Greece in advance of the intended participation, providing full details of the percentage to be acquired or disposed.

Changes to Taxation

  (1)    Profits arising from the sale of shares

        It should be noted that Greek Law 3943/2011, as amended by legislative act dated December 31, 2011, provides considerable changes in relation to the taxation of profits arising from the sale of shares listed on the ATHEX or a foreign Stock Exchange which are acquired from April 1, 2012 onwards. Specifically, any profits arising from the sale of the aforementioned shares will be taxed according to the general provisions of tax law, and any losses will be tax deductible.

  (2)    Transaction tax on sale of shares

        Moreover, the transaction tax rate imposed on sale of shares listed on the ATHEX or a foreign Stock Exchange increased to 2? as of April 1, 2011. The tax is calculated on the value of the shares sold and is payable by the seller, whether a natural or legal person, a body of persons, or property group and regardless of nationality and place of residence or seat of the lender and of any exemption from tax or duty on the basis of other legislative provisions.

        Furthermore, a new procedure for withholding and remitting the 2? tax on the sale of shares listed on the ATHEX is introduced, according to which the Hellenic Exchange S.A. charges and pays the amount of the aforementioned tax to its competent tax authority.

  (3)    Taxation of Dividends

        In addition to the above, Greek Law 3943/2011 imposes a 25% withholding tax on profits distributed by Greek sociétés anonymes in the form of dividends as well as interim dividend payments made to individuals or legal entities, Greek or foreign, body of persons, or property group, independent of whether the payment is made in cash or in shares.

  (4)    Tax on Over-the-Counter Stock lending

        According to article 4 of Greek Law 4038/2012, a tax rate of 2 ? is imposed on the value of shares (listed on ATHEX) on over-the-counter stock lending, while it is explicitly provided that the stock lending agreement and any related transaction are not subject to stamp duty. Such tax is payable by the lender, whether a natural or legal person, body of persons, or property group regardless of nationality and place of residence or seat of the lender and regardless of any exemption from tax or duty on the basis of other legislative provisions.

  (5)    Tax Residence Provisions

        A definition of tax residence is introduced, and is based on OECD Guidelines. According to article 12 of Greek Law 3943/2011, subject to taxation for their global income are natural persons with residence or usual residence in Greece are subject to taxation for their global income. Moreover, all natural persons are subject to taxation for their income in Greece, without taking into account of their residence or usual residence.

        The concept of "usual residence" is determined, for tax purposes, to be situated in Greece if the natural person resides in Greece for more than 183 days in total within the same calendar year. The usual residence is assumed to exist, unless the taxpayer proves to the contrary.

        Furthermore, an exception of the above rule is stipulated for the cases that natural persons who have their usual residence in Greece and are subject to taxation for their global income in a country (1) which has not signed an income tax treaty for the avoidance of double taxation with Greece and (2) which is not on the list of non-cooperating countries, are subject to taxation in Greece, only for income arising in Greece and only for the first three years of residence in Greece.

        If natural persons wish to transfer their residence to another country, they must provide certain evidence (that is to be determined subsequently through a Ministerial Decision).

        Moreover, a Greek tax resident who transfers tax residence or usual residence to a country with a preferential tax regime and has substantial financial interests (as defined according to Greek Law 3943/2011) in Greece, is considered to be subject to tax in Greece for the taxpayer's global income for a period of five years after changing residence, with the five-year period commencing from the date of the filing of the declaration for the change of residence.

  (6)    Tax Certificate by Certified Auditors

        Article 21 of Greek Law 3943/2011 and article 4 of Greek Law 4038/2012, amend the provisions concerning the tax certificate issued for S.A. and Ltd companies upon the completion of a tax audit conducted by individual certified auditors and audit firms registered in the public registry of Greek Law 3693/2008. Specifically, the certificate must express an opinion in respect of tax compliance and that any tax "infringements" must also be explicitly stated in the certificate. The content of the tax certificate issued by certified auditors is subject to examination by the tax authorities, and any omission of the obligations of the certified auditors can result in penalties and administrative sanctions. If the tax certificate does not include comments and findings of tax violations, the taxpayer/company will not be subject to a regular tax audit (unless the provisions of article 80 of Greek Law 3842/2010, which provides for a methodology risk analysis system for selecting cases to be audited apply). Moreover, competent tax authorities will conduct, as priority, investigations for S.A. and Ltd companies for which tax certificates have not been issued and administrative sanctions will be applied.

        Furthermore, Ministerial Decisions POL 1159/26.7.2011 and POL 1011/10.1.2012 provide clarifications for the appropriate and consistent application of the provisions regarding tax certificates. As stipulated by the above-mentioned Ministerial Decision the annual tax certificate should consist of two sections: 1) the "Tax Compliance Report" and 2) the "Appendix of detailed data." The Tax Compliance Report covers all areas specified by the audit program. Individual certified auditors and audit firms issuing a Tax Compliance Report are required to maintain detailed documentation for each special tax audit performed.

Private Sector Involvement

        Within the context of application of the Greek debt restructuring program (PSI) several legislative acts were enacted. First, Greek Law 4046/2012 was enacted on February 14, 2012 and its purpose was to enable the voluntary bond exchange between the Hellenic Republic and certain private sector investors, as described in the statement of the Euro Summit dated October 26, 2011.

        Moreover, Greek Law 4050/2012 on the rules for the amendment of debt securities issued or guaranteed by the Hellenic Republic with the bondholder's agreement, which became effective on February 23, 2012, introduced a legal framework to amend the eligible debt securities. Based on the abovementioned law, the Ministerial Council Act No. 5 dated February 24, 2012 sought the consent of holders of Greek-law governed debt securities, issued or guaranteed by the Hellenic Republic prior to December 31, 2011, for the amendment of these debt securities. The proposed amendments provided for the redemption of the affected debt securities in exchange with new ones issued by the Hellenic Republic and the EFSF. Ministerial Council Act No. 5, amongst others, provided for the commencement of the amendment process of eligible debt securities by the bondholders and set the principal or the notional amount, duration as well as governing law of the new debt securities to be issued by the Hellenic Republic.

        Furthermore, the Public Debt Management Agency was authorized to issue one or more invitations on behalf of the Hellenic Republic. Under these invitations the bondholders of eligible debt securities were invited to decide within a specified period of time, whether to accept or not the amendment of the eligible debt securities, as proposed by the Hellenic Republic and in accordance with the process stipulated by Greek Law 4050/2012. The invitations, according to Greek Law 4052/2012, included, inter alia, terms relevant to: the eligible bonds and other terms such as subdivisions of the bonds, grace period, currency, terms and methods of payment, repayment and repurchase, termination reasons, negative obligations of the issuer (negative pledges), rights and obligations of the trustee acting for the bondholders, etc.

        In addition to the above, it should be noted that under the collective action clauses, the proposed amendments would become binding on the holders of all the Hellenic Republic's Greek-law governed debt securities issued prior to December 31, 2011 identified in the Act No. 5 of the Ministerial Council approving the PSI invitations, if at least two-thirds (2/3) by face amount of a quorum of these bonds, voting collectively without distinction by series, approved the proposed amendments.

        The publication in the Government Gazette (Issue B No. 50 dated March 9, 2012) of the decision of the Ministerial Council Act No. 10 dated March 9, 2012 followed. According to this Act, Bank of Greece, as process manager, confirmed and ratified the decision of the Bondholders of eligible debt securities to consent to the proposed amendments in accordance with Greek Law 4050/2012, Act, Ministerial Council Act No. 5 and the relevant invitations. As a result, according to the provisions of Greek Law 4052/2012 this decision applied vis-à-vis any party, bind all holders of eligible debt securities and superseded all contrary provisions of law or contractual terms.

        Additionally, the Hellenic Republic after the confirmation and certification by the Bank of Greece, accepted the consents received and amended the terms of all of its Greek law governed bonds, including those not tendered for exchange pursuant to the invitations, since the above mentioned quorum, in relation to the participation of the Bondholders in the decision making process, was achieved. Subsequently Ministerial Decision No 2/20964/0023A was issued for the implementation of the amendment procedure of the eligible debt securities and the issuance of new bonds and GDP-linked securities. The abovementioned Ministerial Decision provided the details of the new debt securities as well as a list with the ISIN numbers of all the new debt securities, their duration and worth. Moreover, individual bondholders were called to convert their titles. Lastly, it should be underlined that the new bonds and the GDP-linked securities are admitted for trading on the ATHEX and the Electronic Secondary Securities Market operated by the Bank of Greece.

Prohibition of Money Laundering and Terrorist Financing

        Greece, as a member of the Financial Action Task Force ("FATF") and as a member state of the EU, fully complies with FATF recommendations and the relevant EU legal framework. The FATF recognizing Greece's significant progress in improving its Anti Money Laundering / Counter Financing Terrorism ("AML/CFT") regime and noting that Greece has met its commitments in its Action Plan regarding the strategic AML/CFT deficiencies that the FATF had identified in February 2010, decided that Greece was no longer subject to monitoring under the FATF's ongoing global AML/CFT compliance process. Consequently, Greece was moved to regular monitoring.

        The Greek Law 3691/2008 on the prevention and suppression of money laundering and terrorist funding was further amended in 2011 (Greek Laws 3932/2011 and 3994/2011) to reflect better implementation of FATF standards. The main improvements relate mainly to the following issues:

  (a)
  The reinforcement of the structure of the national Financial Intelligence Unit;

  (b)
  The enhancement of the procedures for freezing the assets of persons, groups or entities subject to targeted financial sanctions;

  (c)
  The imposition of administrative sanctions not only against financial institutions, but also against all natural and legal persons covered by the anti-money laundering legislation, such as notaries, lawyers, casinos etc. Moreover, contemplated fines are readjusted to more realistic (lower) levels, in order to reflect their administrative nature.

        In March 2012, the Bank of Greece amended its Decisions No. 281/5/2009 on the "Prevention of the use of the credit and financial institutions, which are supervised by the Bank of Greece, for the purpose of money laundering and terrorist financing" and No. 285/6/09.07.2009, which provides an indicative typology of unusual or suspicious transactions within the meaning of Greek Law 3691/2008 on the prevention and suppression of money laundering and terrorist funding. These amendments incorporate "prerequisite actions" imposed by the Memorandum of Understanding between Greece, the European Commission and the Bank of Greece, which was ratified by Greek Law 4046/2012. They relate to the following:

  (a)
  The introduction of a new obligation for Financial Institutions to verify the revenues of their clients when forming their economic profile through their income tax clearance form or, in the case of legal persons, tax returns filed (including the confirmation of their filing and the tax liability incurred).

  (b)
  The addition of a new compulsory category of high risk customers who evade taxes and/or illegally launder the proceeds of tax evasion, for whom enhanced due diligence measures are applied.

  (c)
  The readjustment of the cash withdrawal threshold to EUR 50,000 (instead of EUR 250,000), over which Financial Institutions are recommended to issue banking checks or to transfer the funds to a bank account.

  (d)
  A new category is added in the indicative typology of suspicious transactions/activities that could be linked with or related to tax evasion.

        The Hellenic Capital Market Commission ("HCMC") issued two decisions in 2011:

  (a)
  Decision 34/586/26.5.2011, on the application of due diligence measures in case of outsourcing or agency relationships in the framework of the anti Money-Laundering legislation, whereby the obligations of Financial Institutions to verify the identity of their clients and beneficial owners are defined; and

  (b)
  Decision 35/586/26.5.2011, which amends the basic decision of HCMC on the prevention of the use of the financial system for the purpose of money laundering and financing of terrorism. This decision reinforced the enhanced due diligence measures for high-risk customers as well as the obligation of the covered companies to freeze assets of persons included in the sanctions lists.

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

        According to the Act of the Governor of Bank of Greece No. 2604/2008, credit institutions must obtain the Bank of Greece's prior approval to acquire or increase a qualifying holding in the share capital of credit institutions, financial institutions, insurance and re-insurance companies, investment firms, information technology companies, real estate property management companies, asset and liability management companies, paying systems management companies, external credit assessment institutions and financial data collection and processing companies. The provisions of such Act do not apply to branches of credit institutions with their registered seat in a country of the EEA, or outside the EEA provided that the Bank of Greece has recognized the equivalence of their supervisory regime.

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

  (i)
  if the acquisition or increase of the qualifying holding in an undertaking is supervised by the Bank of Greece, provided that such holding is subject to approval pursuant to the general provisions regarding the establishment and operation of such undertaking and the suitability of its shareholders; and

  (ii)
  the value of qualifying holdings under paragraphs (c) and (i) is not taken into account for the calculation of the qualifying holdings for the purposes of paragraphs (a) and (b) above.

        Subject to EU regulations, new and significant holdings (concentrations) must be reported to the Greek Competition Commission according to Greek Law 3959/2011, as in force.

        The HCMC and the ATHEX must be notified once certain ownership thresholds are exceeded with respect to listed companies. See Item 9.C, "Markets—The Athens Exchange (ATHEX)".

Strategy

        Our medium-term goal has been to become a large regional financial institution, a strategy which we have been implementing through measured, organic expansion combined with carefully considered strategic acquisitions, most notably our acquisition of Finansbank, the fifth largest private sector bank in Turkey. Our focus has been on high-growth countries in the region with traditional ties to Greece and a European orientation. Moreover, the international crisis has confirmed the prudence of the Bank's historically conservative approach to risk management as our subsidiaries in Turkey and SEE Europe have all emerged on a solid footing from their respective country's crisis, with the performance of Finansbank, our largest international subsidiary, particularly standing out. The main challenge currently is the Greek sovereign debt crisis, and its impact on the Bank's operations. In this regard, our strong liquidity position and capital base at the beginning of the crisis, as well as our diversified footprint, provide a strong advantage.

        Our strategy for meeting the challenges of the crisis entails the following five pillars:

  •
  improvement of the Group's liquidity conditions through deleveraging the domestic loan book, which is down over 10% on a net basis during 2010 and 2011, increased funding autonomy of the Group's banking affiliates; and the sale of non-core assets;

  •
  supporting our capital base, which has been depleted by the Bank's participation in the PSI and subsequently recapitalized from the HFSF with resources available to Greece under the Program (initially through a commitment from the HFSF to participate in a share capital increase for EUR 6.9 billion, which raised our total capital ratio to 8.3% at December 31, 2011 on a pro-forma basis. We plan to limit our dependence on official support through the implementation of a capital plan already submitted to the Bank of Greece, for their approval. This capital plan includes a disposal of a minority stake in our subsidiary Finansbank through an offering that may comprise both primary and secondary shares. We currently intend to complete this offering when market conditions are favorable; however, our decision to proceed with the offering and its timing are subject to various considerations, including market conditions, offer size and structure and obtaining all necessary regulatory and other approvals. We are also considering the sale of a minority stake in a new subsidiary, currently in the process of being formed, to which we will transfer our SE European banking subsidiaries. In addition, we are planning various initiatives in the area of asset/liability management, as well as the sale of non-core assets, which may include the Astir Palace Hotel and the bancassurance business in

    Turkey. The recapitalization framework, which is in the process of being finalized by the Greek government and expected to be announced by the new government to be formed, will likely envisage more favorable recapitalization terms for current and future private shareholders if 10% of the capital shortfall with respect to the minimum targets set by the Bank of Greece (9% core capital according to the EBA definition, by September 30, 2012) is raised in the market;

  •
  active management of loans in arrears, through the use of several types of loan restructuring products that target retail and business banking customers. Our intention is to facilitate repayment by our financially healthy customers. We are also making efforts to improve the effectiveness of our mechanisms for recovering overdue loans. In response to the economic crisis, we have reviewed and tightened our credit approval criteria;

  •
  enhancement of our pre-provision profitability, primarily through cost-cutting measures. The reduction in operating expenses in the domestic market in 2010-2011, reflects the success with which we are pursuing this goal. We are also repricing upwards our loans, mostly to corporate customers; and

  •
  continuing support for our international activities in countries where the economic environment is improving or has already improved significantly, as in Turkey, so as to enhance healthy earnings growth and the geographical diversification of the Group's income.

C.    Organizational Structure

        Set forth below is a chart indicating the individual companies within the Group and the Group's participation (direct and indirect) in each company at December 31, 2011.

Primary Operating Area	Country of incorporation	Direct	Indirect	Total
Corporate & Investment Banking
Ethniki Leasing S.A.	Greece	93.33%	6.67%	100.00%
Ethniki Factors S.A.	Greece	100.00%	—	100.00%
Titlos Plc(1)	UK	—	—	—
Retail Banking
Revolver APC Limited(1)	UK	—	—	—
Revolver 2008-1 PLC(1)	UK	—	—	—
Spiti PLC(1)	UK	—	—	—
Autokinito PLC(1)	UK	—	—	—
Agorazo PLC(1)	UK	—	—	—
Turkish Operations
Finansbank A.S.	Turkey	77.23%	17.58%	94.81%
Finans Leasing A.S.	Turkey	29.87%	61.03%	90.90%
Finans Invest A.S.	Turkey	0.20%	94.58%	94.78%
Finans Portfolio Management A.S.	Turkey	0.01%	94.78%	94.79%
Finans Investment Trust A.S.	Turkey	5.30%	46.80%	52.10%
IB Tech A.S.	Turkey	—	94.72%	94.72%
Finans Consumer Finance A.S.	Turkey	—	94.81%	94.81%
Finans Factoring A.S.	Turkey	—	94.81%	94.81%
NBG (Malta) Holdings Ltd	Malta	—	100.00%	100.00%
NBG Bank Malta Ltd	Malta	—	100.00%	100.00%
International
The South African Bank of Athens Ltd	South Africa	94.36%	5.35%	99.71%
National Bank of Greece (Cyprus) Ltd.	Cyprus	100.00%	—	100.00%

Primary Operating Area	Country of incorporation	Direct	Indirect	Total
National Securities Co (Cyprus) Ltd	Cyprus	—	100.00%	100.00%
NBG Management Services Ltd	Cyprus	100.00%	—	100.00%
Stopanska Banka A.D. (Skopje)	FYROM	94.64%	—	94.64%
United Bulgarian Bank AD—Sofia (UBB)	Bulgaria	99.91%	—	99.91%
UBB Asset Management Inc.	Bulgaria	—	99.92%	99.92%
UBB Insurance Broker A.D.	Bulgaria	—	99.93%	99.93%
UBB Factoring E.O.O.D.	Bulgaria	—	99.91%	99.91%
Interlease E.A.D.	Bulgaria	100.00%	—	100.00%
Interlease Auto E.A.D.	Bulgaria	—	100.00%	100.00%
Banca Romaneasca S.A.	Romania	89.07%	—	89.07%
NBG Leasing IFN S.A.	Romania	100.00%	—	100.00%
NBG Factoring Romania IFN S.A.	Romania	—	89.18%	89.18%
Vojvodjanska Banka a.d. Novi Sad	Serbia	100.00%	—	100.00%
NBG Leasing d.o.o. Belgrade	Serbia	100.00%	—	100.00%
NBG Services d.o.o. Belgrade	Serbia	—	100.00%	100.00%
Global Markets & Asset Management
National Securities S.A.	Greece	100.00%	—	100.00%
NBG Asset Management Mutual Funds S.A.	Greece	81.00%	19.00%	100.00%
NBG Greek Fund Ltd.	Cyprus	100.00%	—	100.00%
NBG Finance Plc	UK	100.00%	—	100.00%
NBG Finance (Dollar) Plc	UK	100.00%	—	100.00%
NBG Finance (Sterling) Plc	UK	100.00%	—	100.00%
NBG International Ltd	UK	100.00%	—	100.00%
NBGI Private Equity Ltd	UK	—	100.00%	100.00%
NBGI Private Equity S.A.S	France	—	100.00%	100.00%
NBG Securities Romania S.A. (formerly ETEBA Romania S.A.)	Romania	100.00%	—	100.00%
NBG Asset Management Luxembourg S.A.	Luxemburg	94.67%	5.33%	100.00%
NBGI Private Equity Funds	UK	—	100.00%	100.00%
CPT Investments Ltd	Cayman Islands	100.00%	—	100.00%
Insurance
NBG Bancassurance S.A.	Greece	99.70%	0.30%	100.00%
Ethniki Hellenic General Insurance S.A.	Greece	100.00%	—	100.00%
National Insurance Brokers S.A.	Greece	—	95.00%	95.00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	—	100.00%	100.00%
Ethniki General Insurance (Cyprus) Ltd	Cyprus	—	100.00%	100.00%
S.C. Garanta Asigurari S.A.	Romania	—	94.96%	94.96%
Audatex Hellas S.A.	Greece	—	70.00%	70.00%
Finans Pension AS	Turkey	—	94.81%	94.81%

Primary Operating Area	Country of incorporation	Direct	Indirect	Total
Other
Ethniki Kefalaiou S.A.	Greece	100.00%	—	100.00%
NBG Property Services S.A.	Greece	100.00%	—	100.00%
Pronomiouhos S.A. Genikon Apothikon Hellados	Greece	100.00%	—	100.00%
Innovative Ventures S.A. (I-Ven) (under liquidation)	Greece	—	100.00%	100.00%
Astir Palace Vouliagmenis S.A.	Greece	85.35%	—	85.35%
Grand Hotel Summer Palace S.A.	Greece	100.00%	—	100.00%
NBG Training Center S.A.	Greece	100.00%	—	100.00%
Ethnodata S.A.	Greece	100.00%	—	100.00%
KADMOS S.A.	Greece	100.00%	—	100.00%
DIONYSOS S.A.	Greece	99.91%	—	99.91%
EKTENEPOL Construction Company S.A.	Greece	100.00%	—	100.00%
Mortgage, Touristic Protypos S.A.	Greece	100.00%	—	100.00%
Hellenic Touristic Constructions S.A.	Greece	77.76%	—	77.76%
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	100.00%	—	100.00%
NBG Pangaea Real Estate Investment Company	Greece	100.00%	—	100.00%
NBG International Holdings BV	The Netherlands	100.00%	—	100.00%

(1)
VIE in which the Bank is the primary beneficiary

D.    Property, Plant and Equipment

        As at December 31, 2011, the Group owned 2,751 properties, of which 1,887 are buildings. These properties are, for the most part, held free of encumbrances. Most of our properties are attributable to the branches and offices through which we maintain our customer relationships and administer our operations. Most of our other properties have been acquired as a result of foreclosure on the collateral of defaulted loans. There are no environmental issues of which we are aware of that may affect the Group's utilization of our real estate assets.

        The Group's real estate portfolio was recorded at a net book value of EUR 854.5 million as at December 31, 2011, which is included in the U.S. GAAP Financial Statements under "premises and equipment". Those of our properties that have been acquired as a result of foreclosure on the collateral of defaulted loans had a carrying value of EUR 184.8 million as at December 31, 2011, are included under "Other assets" in the Group's U.S. GAAP Financial Statements and are accounted for as held for sale.

        For any new property acquired from foreclosure procedure, the Group performs valuations by applying internationally recognized valuation methodologies. The valuations are performed either internally by qualified appraisers or externally by international certified valuation companies or qualified appraisers. Additionally, valuations are back-tested for outliers through a standardized statistical process. Due to the current circumstances in the property market a valuation performed within the last six months is required prior to the liquidation of a foreclosed asset. Moreover, all assets are monitored for signs of physical impairment. In such case the Group performs a valuation in order to determine any potential write-down. A full review for potential impairment of foreclosed assets of material value is performed on a regular basis, by taking into account the condition of the properties and the market conditions. However, in order to expedite the process of divesting these non-core assets, we have simplified the auction process and have established a subsidiary, Ethniki Kefalaiou S.A., which acquires from the Bank and other Group companies certain real estate assets with the sole purpose of realizing more efficiently the value of such assets for the Group. For more information on the Group's management of its properties see Item 4.B, "Business Overview—Other—Real Estate Management".

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

Average Balances and Interest Rates

        The following tables set forth the average balances of our assets and liabilities for the years ended December 31, 2009, 2010 and 2011, from our domestic and foreign activities, and, for interest-earning assets and interest-bearing liabilities, provide the amount of interest earned or paid and the average rate of such interest for such asset or liability, as applicable. Where available, the Group calculates the average balances for certain line items on the basis of daily averages. To the extent that daily information is not available for other balances and without causing undue burden or expense, the Group utilizes quarterly, monthly or annual average balances.

	Year ended December 31,
	2009 As restated(4)			2010 As restated(4)			2011
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(EUR in thousands, except percentages)
Domestic:
Assets:
Deposits with central bank	1,196,929	14,765	1.23%	1,086,723	11,006	1.01%	970,288	12,286	1.27%
Interest bearing deposits with banks and securities purchased under agreements to resell(1)	725,942	7,697	1.06%	4,363,772	19,129	0.44%	5,666,132	28,721	0.51%
Trading, available for sale and held to maturity securities(1)(3)	15,000,545	670,643	4.47%	15,655,082	740,288	4.73%	13,784,803	814,222	5.91%
Loans and other interest earning assets(2)	52,748,951	2,525,716	4.79%	55,637,250	2,438,724	4.38%	53,234,610	2,499,432	4.70%
Less: Allowance for loan losses	(1,184,167)	—	—	(1,723,997)	—	—	(3,137,008)	—	—
Net loans	51,564,784	—	—	53,913,253	—	—	50,097,602	—	—

Total interest earning assets	68,488,200	3,218,821	4.70%	75,018,830	3,209,147	4.28%	70,518,825	3,354,661	4.76%
Total non interest earning assets	7,810,169			7,567,251			13,013,695

Total assets	76,298,369			82,586,081			83,532,520

Liabilities:
Total deposits	69,412,348	1,144,522	1.65%	72,897,501	844,539	1.16%	72,600,508	1,122,546	1.55%
Securities sold under agreements to repurchase	258,591	5,000	1.93%	384,118	2,181	0.57%	1,010,115	10,561	1.05%
Long term debt, other borrowed funds and other interest bearing liabilities	280,415	7,965	2.84%	1,780,688	69,103	3.88%	2,127,735	89,996	4.23%

Total interest bearing liabilities	69,951,354	1,157,487	1.65%	75,062,307	915,823	1.22%	75,738,358	1,223,103	1.61%
Total non interest bearing liabilities	6,254,691			6,809,182			8,746,732

Total Liabilities	76,206,045			81,871,489			84,485,090

	Year ended December 31,
	2009 As restated(4)			2010 As restated(4)			2011
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(EUR in thousands, except percentages)
Foreign:
Assets:
Deposits with central bank	1,559,913	14,897	0.95%	1,496,517	6,774	0.45%	2,251,126	5,105	0.23%
Interest bearing deposits with banks and securities purchased under agreements to resell(1)	2,670,667	84,371	3.16%	3,472,216	55,913	1.61%	1,912,176	66,292	3.47%
Trading, available for sale and held to maturity securities(1)(3)	3,607,226	380,560	10.55%	4,305,667	284,769	6.61%	4,151,703	260,914	6.28%
Loans and other interest earning assets(2)	21,293,466	2,532,731	11.89%	23,515,773	2,592,233	11.02%	24,252,811	2,572,678	10.61%
Less: Allowance for loan losses	(554,496)	—	—	(870,461)	—	—	(1,103,388)	—	0.00%
Net loans	20,738,970	—	—	22,645,312	—	—	23,149,423	—	0.00%

Total interest earning assets	28,576,776	3,012,559	10.54%	31,919,712	2,939,689	9.21%	31,464,428	2,904,989	9.23%
Total non interest earning assets	5,093,359			5,598,318			3,268,349

Total assets	33,670,135			37,518,030			34,732,777

Liabilities:
Total deposits	18,466,817	988,985	5.36%	20,364,424	977,427	4.80%	19,456,993	1,142,388	5.87%
Securities sold under agreements to repurchase	3,930,719	85,052	2.16%	4,736,598	73,531	1.55%	2,206,594	111,456	5.05%
Long term debt, other borrowed funds and other interest bearing liabilities	4,626,779	213,591	4.62%	2,645,899	98,454	3.72%	3,349,947	134,552	4.02%

Total interest bearing liabilities	27,024,315	1,287,628	4.76%	27,746,921	1,149,412	4.14%	25,013,534	1,388,396	5.55%
Total non interest bearing liabilities	708,623			3,156,238			3,389,400

	27,732,938			30,903,159			28,402,934

(1)
Money market investments have been reclassified in trading, available for sale and held to maturity securities in 2009 and 2010 for comparability to current year figures

(2)
Average balances include non accruing loans

(3)
Average balance of available for sale and held to maturity securities are presented before any impairment due to PSI

(4)
See Note 43 to the U.S. GAAP Financial Statements.

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

	Year ended December 31,
	2010 vs. 2009 As restated(1)			2010 vs. 2009 As restated(1)
	Total interest change	Due to change in volume	Due to change in interest rate	Total interest change	Due to change in volume	Due to change in interest rate
	(EUR in thousands, except percentages)
	Domestic:			Foreign:
ASSETS
Deposits with central bank	(3,759)	(1,359)	(2,400)	(8,123)	(605)	(7,518)
Interest bearing deposits with banks, securities purchased under agreements to resell	11,432	38,571	(27,139)	(28,458)	25,322	(53,780)
Trading, available for sale and held to maturity securities	69,645	29,263	40,382	(95,791)	73,685	(169,476)
Loans	(86,992)	138,297	(225,289)	59,502	264,330	(204,828)

Total Assets	(9,674)	204,772	(214,446)	(72,870)	362,732	(435,602)

LIABILITIES
Total deposits	(299,983)	57,466	(357,449)	(11,558)	101,626	(113,184)
Securities sold under agreements to repurchase	(2,819)	2,427	(5,246)	(11,521)	17,437	(28,958)
Long term debt and other borrowed funds	61,138	42,614	18,524	(115,137)	(91,446)	(23,691)

Total Liabilities	(241,664)	102,507	(344,171)	(138,216)	27,617	(165,833)

(1)
See Note 43 to the U.S. GAAP Financial Statements.

	Year ended December 31,
	2011 vs. 2010 restated(1)			2011 vs. 2010 as restated(1)
	Total interest change	Due to change in volume	Due to change in interest rate	Total interest change	Due to change in volume	Due to change in interest rate
	(EUR in thousands, except percentages)
	Domestic:			Foreign:
ASSETS
Deposits with central bank	1,280	(1,179)	2,459	(1,669)	3,416	(5,085)
Interest bearing deposits with banks, securities purchased under agreements to resell	9,592	5,709	3,883	10,379	(25,121)	35,500
Trading, available for sale and held to maturity securities	73,934	(88,441)	162,375	(23,855)	(10,183)	(13,672)
Loans	60,708	(105,314)	166,022	(19,555)	81,246	(100,801)

Total Assets	145,514	(189,225)	334,739	(34,700)	49,358	(84,058)

LIABILITIES
Total deposits	278,007	(3,441)	281,448	164,961	(43,554)	208,515
Securities sold under agreements to repurchase	8,380	3,554	4,826	37,925	(39,276)	77,201
Long term debt and other borrowed funds	20,893	13,468	7,425	36,098	26,198	9,900

Total Liabilities	307,280	13,581	293,699	238,984	(56,632)	295,616

(1)
See Note 43 to the U.S. GAAP Financial Statements.

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

	Year ended December 31,
	2009 As restated(2)	2010 As restated(2)	2011
	(EUR in thousands, except percentages)
Domestic:
Average interest earning assets	68,488,200	75,018,830	70,518,825
Total interest income	3,218,821	3,209,147	3,354,661
Average interest bearing liabilities	69,951,354	75,062,307	75,738,358
Total interest expense	1,157,487	915,823	1,223,103
Net interest income	2,061,334	2,293,324	2,131,558
Net interest margin(1)	3.01%	3.06%	3.02%
Foreign:
Average interest earning assets	28,576,776	31,919,712	31,464,428
Total interest income	3,012,559	2,939,689	2,904,989
Average interest bearing liabilities	27,024,315	27,746,921	25,013,534
Total interest expense	1,287,628	1,149,412	1,388,396
Net interest income	1,724,931	1,790,277	1,516,593
Net interest margin(1)	6.04%	5.61%	4.82%

(1)
Net interest margin represents net interest income before provision for loan losses divided by average interest earning assets.

(2)
See Note 43 to the U.S. GAAP Financial Statements.

Return on Equity and Assets

        The following table presents certain selected financial information and ratios for the Group for the periods indicated from operations:

	Year ended December 31,
	2009 As restated(3)	2010 As restated(3)	2011
	(EUR in thousands, except percentages)
Net interest income before provision for loan losses	3,786,265	4,083,601	3,648,151
Net income / (loss)	453,284	(308,004)	(14,507,479)
Net income / (loss) attributable to NBG shareholders	391,052	(354,772)	(14,539,668)
Average total assets	109,968,504	120,104,111	118,265,297
Average NBG shareholders' equity(1)	7,093,822	7,923,059	1,697,698
Net interest income before provision for loan losses as a percent of:
Average total assets	3.44%	3.40%	3.08%
Average NBG shareholders' equity(1)	53.37%	51.54%	214.89%
Net income / (loss) as a percent of:
Average total assets	0.41%	(0.26)%	(12.27)%
Net income / (loss) attributable to NBG shareholders as a percent of:
Average NBG shareholders' equity(1)	5.51%	(4.48)%	—
Average NBG shareholders' equity to average total assets	6.45%	6.60%	1.44%

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

(3)
See Note 43 to the U.S. GAAP Financial Statements.

Assets

Securities Portfolio

        On December 31, 2011, the Group's securities had a carrying value of EUR 12.5 billion, representing 12.1% of the Group's total assets and sovereign securities held accounted for EUR 10.7 billion, or 85.0% of the Group's securities portfolio. In preparing the U.S. GAAP Financial Statements, the Group classified its securities as required by U.S. GAAP according to the following categories: trading, AFS and HTM.

        The Group holds a significant amount of Greek government bonds and treasury bills. The market and book value of these bonds held by the Group (which includes securities held in our trading, AFS and HTM portfolios) on December 31, 2011 was EUR 7.0 billion and EUR 7.1 billion respectively. The book value of Greek government bonds represents 6.8% of the Group's total assets.

        Furthermore, on December 31, 2011, the Group held debt securities rated AAA (or equivalent), issued by Germany, France, Austria, the EFSF and the European Investment Bank ("EIB") (classified as trading, AFS, or HTM) with a market and book value of EUR 165.5 million and EUR 157.3 million respectively, and through its subsidiary Finansbank, held securities issued by the Republic of Turkey (classified as trading or AFS) with a market (and book) value of EUR 2.7 billion.

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

        The following table sets forth the cost and fair value of each type of the Group's debt and equity assets held for trading on December 31, 2009, 2010 and 2011:

	Year ended December 31,
	2009 As restated(1)		2010 As restated(1)		2011
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(EUR in thousands)
Trading Account Securities
Greek government bonds	2,100,714	2,070,858	991,450	797,377	871,013	259,233
Debt securities issued by other governments and public sector entities	182,122	194,986	183,294	177,333	231,383	219,807
Debt securities issued by Greek financial institutions incorporated in Greece	180,898	175,933	344,140	316,997	79,862	55,271
Debt securities issued by foreign financial institutions	403,939	344,022	569,070	509,293	171,470	115,573
Equity securities issued by companies incorporated in Greece	28,414	29,692	4,506	6,082	7,413	7,767
Equity securities issued by foreign companies	6,385	7,682	10,794	10,272	10,175	8,750
Greek treasury bills	896,797	893,471	937,472	934,552	2,271,880	2,268,222
Foreign treasury bills	3,779	3,779	13,562	13,562	27,778	24,057
Mutual funds	340,258	344,567	19,579	19,854	6,825	5,408

Total	4,143,306	4,064,990	3,073,867	2,785,322	3,677,799	2,964,088

(1)
See Note 43 to the U.S. GAAP Financial Statements.

        The following table sets forth the amortized cost and fair value as well as gross unrealized gains and losses of each type of the Group's AFS and HTM securities at December 31, 2009, 2010 and 2011:

	Year ended December 31,
	2009 As restated(1)				2010 As restated(1)				2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(EUR in thousands)
Available-for-sale securities
Greek government bonds	9,945,165	20,264	(661,831)	9,303,598	9,581,861	—	(2,925,797)	6,656,064	3,730,682	—	(33,304)	3,697,378
Debt securities issued by other governments and public sector entities	3,195,125	64,961	(37,636)	3,222,450	3,671,148	92,991	(3,433)	3,760,706	3,154,367	7,840	(108,456)	3,053,751
Corporate debt securities issued by companies incorporated in Greece	924,228	4,159	(73,897)	854,490	1,093,095	3	(254,310)	838,788	701,889	685	(242,048)	460,526
Corporate debt securities issued by companies incorporated outside Greece	1,587,378	22,443	(92,964)	1,516,857	1,414,465	66,649	(58,822)	1,422,292	715,904	32,653	(93,675)	654,882
Equity securities issued by companies incorporated in Greece	221,689	957	(1,636)	221,010	145,444	1,535	(483)	146,496	56,968	817	(165)	57,620
Equity securities issued by companies incorporated outside Greece	44,542	6,030	(1,699)	48,873	145,022	4,394	(2,918)	146,498	42,107	6,121	(3,273)	44,955
Foreign treasury bills	342,617	0	0	342,617	220,121	2	(1,803)	218,320	181,130	53	(733)	180,450
Mutual fund units	588,759	4,068	(19,409)	573,418	510,566	6,296	(17,516)	499,346	452,200	2,254	(32,292)	422,162

Total available-for-sale securities	16,849,503	122,882	(889,072)	16,083,313	16,781,722	171,870	(3,265,082)	13,688,510	9,035,247	50,423	(513,946)	8,571,724

Held-to-maturity securities
Greek government bonds	34,389	—	(6,251)	28,138	3,473,774	—	(983,862)	2,489,912	845,015	—	(40,589)	804,426
Debt securities issued by other governments and public sector entities	60,214	6,827	—	67,041	105,671	8,263	(2,161)	111,773	107,206	8,258	(6,570)	108,894
Corporate debt securities issued by companies incorporated outside Greece	5,001	14	—	5,015	5,000	—	—	5,000	—	—	—	—
Foreign treasury bills	—	—	—	—	13,840	—	—	13,840	49,981	—	—	49,981

Total held-to-maturity securities	99,604	6,841	(6,251)	100,194	3,598,285	8,263	(986,023)	2,620,525	1,002,202	8,258	(47,159)	963,301

(1)
See Note 43 to the U.S. GAAP Financial Statements.

        As of December 31, 2010 and 2011, the Group did not hold any U.S. federal debt securities.

        Excluded from the unrecognized losses presented in the table above relating to the held to maturity securities, as at December 31, 2011 are EUR 16.7 million unrealized losses, which relate to the unamortized balance of the unrealized losses (before tax) that have been recorded in OCI prior to the reclassification in 2010 of certain held to maturity securities from available for sale.

	Year ended December 31, 2011
	Within one year or less			After one year through five years			After five years through ten years			After ten years
	Amortized Cost	Weighted average yield	Fair Value	Amortized Cost	Weighted average yield	Fair Value	Amortized Cost	Weighted average yield	Fair Value	Amortized Cost	Weighted average yield	Fair Value
	(EUR in thousands, except percentages)
Trading account debt securities:
Greek government and agencies	101,857	10.38%	27,233	246,314	6.43%	66,934	306,693	8.13%	88,936	216,149	6.72%	76,130
Debt securities issued by other governments and public sector entities	15,207	6.30%	15,383	76,090	5.12%	67,542	74,449	5.34%	75,196	65,637	4.42%	61,686
Debt securities issued by Greek financial institutions	15,000	3.50%	14,835	45,012	12.48%	29,189	—	0.00%	—	1,085	3.33%	371
Debt securities issued by foreign financial institutions	16,166	9.94%	16,025	100,428	16.74%	71,818	23,554	7.80%	14,696	24,699	6.00%	7,487
Corporate debt securities issued by Greek companies	—	0.00%	—	18,765	4.22%	10,876	—	0.00%	—	—	0.00%	—
Corporate debt securities issued by foreign companies	—	0.00%	—	6,623	8.10%	5,547	—	0.00%	—	—	0.00%	—
Greek treasury bills	2,271,880	4.85%	2,268,222	—	0.00%	—	—	0.00%	—	—	0.00%	—
Foreign treasury bills	27,778	0.00%	24,057	—	0.00%	—	—	0.00%	—	—	0.00%	—

Total trading account debt securities	2,447,888	5.06%	2,365,755	493,232	8.82%	251,906	404,696	7.59%	178,828	307,570	6.16%	145,674

Available-for-sale debt securities:
Greek government and agencies	130,901	8.99%	130,901	1,988,566	7.09%	1,955,262	643,437	10.68%	643,437	967,778	9.46%	967,778
Debt securities issued by other governments and public sector entities	64,871	6.19%	64,178	1,725,279	7.95%	1,667,905	1,150,657	5.83%	1,120,792	213,560	5.85%	200,876
Corporate debt securities issued by companies incorporated in Greece	123,809	6.14%	109,263	354,739	9.23%	221,078	142,069	0.25%	48,913	81,272	1.66%	81,272
Corporate debt securities issued by companies incorporated outside Greece	43,106	5.56%	38,085	453,554	12.98%	447,115	149,655	4.19%	134,020	69,591	2.44%	35,662
Foreign treasury bills	178,695	3.59%	178,001	2,434	4.00%	2,449	—	0.00%	—	—	0.00%	—

Total available-for-sale debt securities	541,382	5.95%	520,428	4,524,572	8.18%	4,293,809	2,085,818	6.83%	1,947,162	1,332,201	8.04%	1,285,588

Held-to-maturity securities:
Greek government and agencies	90,493	7.43%	90,493	356,897	4.73%	316,308	368,963	6.07%	368,963	28,662	12.00%	28,662
Debt securities issued by other governments and public sector entities	7,935	1.52%	8,007	19,301	9.83%	16,328	20,836	10.33%	17,239	59,134	4.93%	67,320
Foreign treasury bills	49,981	4.61%	49,981	—	0.00%	—	—	0.00%	—	—	0.00%	—

Total held-to-maturity debt securities	148,409	6.16%	148,481	376,198	5.00%	332,636	389,799	6.30%	386,202	87,796	7.23%	95,982

  Loan Portfolio

        As at December 31, 2011, the amount of the Group's total net loans equaled EUR 69,452.2 million. The Group's loan portfolio consists of 47.7% consumer and 52.3% commercial loans (see Note 13 to the U.S. GAAP Financial Statements). As at December 31, 2011, loans to Greek residents represent 68.4% of the Group's loan portfolio.

        Loans by Type of Customer:    The Group offers a wide range of credit instruments to domestic and foreign businesses as well as to Greek government- related entities and individuals, including letters of credit and long-term and short-term loans.

        The following table provides details of loans to customers made by the Group, classified by type of loan, the borrower's principal economic activity, as well as the breakdown of loans to Greek and foreign residents as at December 31, 2007, 2008, 2009, 2010 and 2011.

	Year ended December 31,
	2007	2008	2009	2010	2011
	(EUR in thousands)
Greek residents:
Consumer:
Residential mortgages	15,675,911	17,772,186	19,411,436	19,544,275	18,762,689
Credit card	1,543,832	1,722,520	1,913,804	1,773,156	1,527,119
Auto financing	181,973	250,130	433,563	405,734	308,598
Other consumer	3,878,343	4,622,064	4,890,722	4,852,444	4,763,063

Total	21,280,059	24,366,900	26,649,525	26,575,609	25,361,469

Commercial:
Industry and mining	3,150,111	3,431,239	3,471,756	3,675,468	4,084,213
Small-scale industry	1,353,943	1,857,602	2,066,500	2,090,239	1,962,344
Trade	5,067,392	7,290,620	8,280,514	7,788,532	7,374,620
Construction	736,584	1,216,237	1,252,555	1,226,936	1,131,868
Tourism	169,937	312,513	493,206	484,394	479,955
Shipping and transportation	1,204,350	1,882,210	1,876,137	2,152,631	2,216,777
Commercial mortgage	678,880	832,593	925,085	880,697	774,709
Public sector	1,814,646	8,101,757	8,522,357	8,860,862	8,711,152
Other	1,906,747	647,654	421,479	247,319	88,376

Total	16,082,590	25,572,425	27,309,589	27,407,078	26,824,014

Total Greek residents loans	37,362,649	49,939,325	53,959,114	53,982,687	52,185,483
Unearned income	53,600	(187,135)	(28,711)	(58,824)	(92,749)

Total Greek residents loans net of unearned income	37,416,249	49,752,190	53,930,403	53,923,863	52,092,734

        The Bank has on its balance sheet under the line item Commercial loans—Public sector:

  –
  an amortizing loan with a fixed rate interest and a final maturity in September 2037. This loan relates to an agreement with the Hellenic Republic the Bank entered into in August 2005, relating to a hybrid financial instrument consisting of a loan issued at a cost of EUR 5.1 billion with an embedded derivative. The embedded derivative would normally have to be bifurcated, but, instead, the Group elected to account for the combined instrument at fair value under applicable guidance. On December 30, 2008 that instrument was settled and a new loan was recognized at a fair value of EUR 5.4 billion. The carrying amount of this loan, net of allowance for loan losses, as at December 31, 2011, was EUR 4.8 billion. The agreement with the Hellenic Republic relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a separate derivative.

  –
  loans amounting to EUR 1.8 billion exchanged in the PSI. The carrying amount net of allowance for loan losses of these loans as at December, 31 2011 was EUR 0.5 billion.

	Year ended December 31,
	2007	2008	2009	2010	2011
	(EUR in thousands)
Foreign:
Consumer:
Residential mortgages	2,814,814	3,466,936	3,841,014	4,725,702	4,148,062
Credit card	1,645,264	1,844,527	2,403,912	3,503,593	3,763,261
Auto financing	340,841	319,705	263,254	205,996	144,085
Other consumer	1,958,759	2,445,982	2,680,275	3,084,471	2,990,411

Total	6,759,678	8,077,150	9,188,455	11,519,762	11,045,819

Commercial:
Industry and mining	1,271,942	2,237,964	2,653,578	2,974,037	3,020,134
Small-scale industry	1,528,069	1,802,722	1,663,914	1,449,556	1,295,509
Trade	1,465,008	2,279,365	3,412,668	3,784,789	3,600,619
Construction	1,439,452	1,776,701	1,461,677	1,597,771	1,629,284
Tourism	387,607	423,302	335,369	396,622	279,303
Shipping and transportation	462,110	593,026	676,727	780,670	799,940
Commercial mortgage	113,046	1,260,464	613,213	700,715	647,331
Public sector	1,414	120,290	383,686	392,521	280,712
Other	4,922,183	2,417,140	1,697,936	1,707,828	1,479,101

Total	11,590,831	12,910,974	12,898,768	13,784,509	13,031,933

Total foreign loans	18,350,509	20,988,124	22,087,223	25,304,271	24,077,752
Unearned income	(206,266)	(273,270)	(183,722)	(189,694)	(167,629)

Total foreign loans net of unearned income	18,144,243	20,714,854	21,903,501	25,114,577	23,910,123
Total loans net of unearned income	55,560,492	70,467,044	75,833,904	79,038,440	76,002,857

Less: Allowance for loan losses	(1,132,952)	(1,232,626)	(2,065,178)	(3,175,405)	(6,550,635)

Total net loans	54,427,540	69,234,418	73,768,726	75,863,035	69,452,222

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

        The rollover policy of the Group stipulates full repayment of loan obligations upon maturity or the expiry of a loan facility before a new loan is extended. Bank's procedures and policies imply a formal comprehensive re-assessment of client's creditworthiness and credit facility structure (renewal of credit facility) at least annually or whenever early warning signs appear. Early warning signs indicatively, may be: decline of financial standing; improper financial management (new investments financed from short term sources; improper distribution of profits, excessive additional debts to suppliers or banks, etc); negative market information (business partners, other Bank's clients, media channels etc.) regarding the debtor's ability to honor financial obligations; repeated delays in debt servicing; deterioration of collateral's value. Borrower comprehensive reassessment involves the assignment a rate that corresponds to a PD that is considered upon the impairment assessment.

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

        The following table provides details of loans to customers made by the Group by maturity, classified by type of loan, the borrower's principal economic activity, as well as the breakdown of domestic and foreign loans as at December 31, 2011.

	Year ended December 31, 2011
	Within one year or less	After one year through five years	After five years	Total
	(EUR in thousands)
Greek Residents:
Consumer:
Residential mortgages	2,950,031	3,741,141	12,071,517	18,762,689
Credit card	1,527,119			1,527,119
Auto financing	42,585	225,690	40,323	308,598
Other consumer	2,369,854	1,639,561	753,648	4,763,063

Total	6,889,589	5,606,392	12,865,488	25,361,469

Commercial:
Industry and mining	2,139,516	1,378,122	566,575	4,084,213
Small-scale industry	1,081,893	632,235	248,216	1,962,344
Trade	3,838,984	2,483,178	1,052,458	7,374,620
Construction	551,556	372,968	207,344	1,131,868
Tourism	265,061	150,530	64,364	479,955
Shipping and transportation	779,324	863,967	573,486	2,216,777
Commercial mortgages	112,842	154,198	507,669	774,709
Public sector	780,971	3,631,452	4,298,729	8,711,152
Other	47,962	27,657	12,757	88,376

Total	9,598,109	9,694,307	7,531,598	26,824,014

Total Greek residents loans	16,487,698	15,300,699	20,397,086	52,185,483

Foreign:
Consumer:
Residential mortgages	580,333	1,473,872	2,093,857	4,148,062
Credit card	3,352,293	327,714	83,254	3,763,261
Auto financing	56,068	80,012	8,005	144,085
Other consumer	1,234,028	1,199,750	556,633	2,990,411

Total	5,222,722	3,081,348	2,741,749	11,045,819

Commercial:
Industry and mining	1,641,071	982,151	396,912	3,020,134
Small-scale industry	966,669	278,922	49,918	1,295,509
Trade	2,079,245	1,122,455	398,919	3,600,619
Construction	669,441	454,072	505,771	1,629,284
Tourism	104,347	102,888	72,068	279,303
Shipping and transportation	373,512	254,949	171,479	799,940
Commercial mortgages	148,085	280,918	218,328	647,331
Public sector	22,507	86,888	171,317	280,712
Other	543,037	572,986	363,078	1,479,101

Total	6,547,914	4,136,229	2,347,790	13,031,933

Total foreign loans	11,770,636	7,217,577	5,089,539	24,077,752
Unearned income	(108,294)	(94,088)	(57,996)	(260,378)

Loans, net of unearned income	28,150,040	22,424,188	25,428,629	76,002,857
Less: Allowance for loan losses	(6,550,635)	—	—	(6,550,635)

Total net loans	21,599,405	22,424,188	25,428,629	69,452,222

        Out of the Group's loans outstanding at December 31, 2011 that are due after one year, EUR 14.5 billion had fixed interest rates while EUR 33.4 billion had floating interest rates.

Foreign Country Outstandings

        The Group's foreign country outstandings, representing specific country risk, are extended primarily by the Group's foreign branches and banking subsidiaries. The Bank's Greek and London operations also provide loans customarily made in U.S. dollars to the shipping industry, as well as loans denominated in other currencies as requested by customers. The Group's most significant exposure to foreign countries for the year ended December 31, 2009 was to Turkey, Bulgaria, Romania, United Kingdom and Cyprus, for the year ended December 31, 2010 to Turkey, Bulgaria Romania and United Kingdom and for the year ended December 31, 2011 to Turkey, Bulgaria, Romania and United Kingdom. These foreign country outstandings represent additional economic and political risks. For additional information on the macroeconomic and political risks from operating in Turkey, as well as for the risks of conducting significant international activities and expanding in emerging markets, see Item 3.D, "Risk Factors".

        The tables below show the amount of foreign country outstandings, as at December 31, 2009, 2010 and 2011, in each foreign country where such outstandings amounts exceeded 1% of the Group's total assets.

	Year ended December 31, 2009
	Country
	Turkey	Bulgaria	Romania	United Kingdom	Cyprus
	(EUR in thousands)
Loans	11,220,770	4,002,291	2,308,077	651,054	838,216
Interest bearing deposits with banks	148,376	10,812	183,186	207,751	6,596
Other investments	2,746,873	130,073	209,594	574,368	429,013
Other monetary assets	831,975	587,642	374,946	7,412	19,680

Total	14,947,994	4,730,818	3,075,803	1,440,585	1,293,505

	Year ended December 31, 2010
	Country
	Turkey	Bulgaria	Romania	United Kingdom
Loans	14,814,582	3,622,065	2,288,745	615,777
Interest bearing deposits with banks	73,375	27	17,604	142,347
Other investments	3,607,932	130,035	187,441	465,519
Other monetary assets	1,161,641	660,693	272,696	51,360

Total	19,657,530	4,412,820	2,766,486	1,275,003

	Year ended December 31, 2011
	Country
	Turkey	Bulgaria	Romania	United Kingdom
	(EUR in thousands)
Loans	14,533,262	3,223,636	1,985,699	578,725
Interest bearing deposits with banks	743,596	37,369	19,723	94,540
Other investments	2,845,540	141,582	176,235	705,681
Other monetary assets	1,216,865	534,004	374,840	108,822

Total	19,339,263	3,936,591	2,556,497	1,487,768

        The table below shows the amount of foreign country loans, excluding unearned income, by type of borrower for countries where the Group's exposure exceeded 1% of total assets at December 31, 2009, 2010 and 2011.

	Year ended December 31, 2009
	Country
	Turkey	Bulgaria	Romania	Serbia	United Kingdom
	(EUR in thousands)
Consumer:
Residential mortgages	2,274,690	690,094	456,386	92,982	34
Credit card	2,193,471	136,163	4,615	5,086	—
Auto financing	164,985	39,475	17,517	3,803	—
Other consumer	1,104,242	663,447	466,467	41,718	114

Total	5,737,388	1,529,179	944,985	143,589	148

Commercial:
Industry and mining	1,324,098	326,520	193,733	136,560	320,722
Small-scale industry	1,111,217	377,973	32,679	—	—
Trade	1,892,706	591,390	308,071	195,293	71,036
Construction	360,861	612,377	147,207	164,085	82,661
Tourism	160,456	94,332	31,153	30,921	234
Shipping and transportation	300,973	189,825	52,207	48,051	—
Mortgages	18,419	20,290	460,186	—	30,182
Public sector	—	6,430	80,000	52,393	—
Other	388,539	310,401	101,122	67,324	146,071

Total	5,557,269	2,529,538	1,406,358	694,627	650,906

Total loans	11,294,657	4,058,717	2,351,343	838,216	651,054

	Year ended December 31, 2010
	Country
	Turkey	Bulgaria	Romania	United Kingdom
	(EUR in thousands)
Consumer:
Residential mortgages	3,004,096	678,601	582,446	14
Credit card	3,323,439	116,014	4,904	—
Auto financing	120,970	33,429	14,103	—
Other consumer	1,620,372	607,858	411,690	125

Total	8,068,877	1,435,902	1,013,143	139

Commercial:
Industry and mining	1,748,652	311,033	174,174	269,789
Small-scale industry	962,745	316,072	25,968	—
Trade	2,350,663	536,771	261,851	79,049
Construction	497,569	552,772	165,343	85,345
Tourism	242,611	75,264	38,570	261
Shipping and transportation	428,690	149,744	44,213	—
Mortgages	126,303	20,781	432,451	33,834
Public sector	—	7,856	80,000	—
Other	495,932	259,800	83,954	147,361

Total	6,853,165	2,230,093	1,306,524	615,639

Total loans	14,922,042	3,665,995	2,319,667	615,778

	Year ended December 31, 2011
	Country
	Turkey	Bulgaria	Romania	United Kingdom
	(EUR in thousands)
Consumer:
Residential mortgages	2,430,215	652,647	589,929	19,784
Credit card	3,608,473	90,137	5,250	—
Auto financing	74,852	24,315	13,336	—
Other consumer	1,632,633	544,943	353,033	193

Total	7,746,173	1,312,042	961,548	19,977

Commercial:
Industry and mining	1,814,633	276,970	129,106	312,381
Small-scale industry	961,398	257,995	23,021	—
Trade	2,392,217	491,967	208,110	26,277
Construction	639,233	457,475	136,534	88,056
Tourism	132,642	72,914	34,660	248
Shipping and transportation	434,369	143,798	28,415	—
Mortgages	73,944	23,337	422,086	33,819
Public sector	54,899	6,317	—	14
Other	386,174	217,536	64,300	97,953

Total	6,889,509	1,948,309	1,046,232	558,748

Total loans	14,635,682	3,260,351	2,007,780	578,725

Credit Quality and Risk Management

Credit Quality

  Risk Management—Loan Approval Process

        NBG Group has a well-established framework and supporting policies for managing the credit risk associated with lending across our business divisions. The framework and policies encompass all stages of the credit cycle including origination, evaluation, approval, documentation, settlement, on-going administration and problem management.

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

        We have established criteria for corporate and institutional lending, which may vary by industry segment. Industries include manufacturing, wholesale trade, logistics and communication, services, retail, energy, construction, food, textiles, hotels, restaurants etc. The underwriting process and credit evaluation are fully centralized. All of the Bank's Corporate customers are evaluated through the Moody's Risk Analyst ("MRA") platform. It comprises four models for rating corporate obligors, according to the existence of full financial statements by the firm and to the specificity of the obligor's business. Around 85% of corporate customers are rated using a standard Corporate Rating Model ("CRM") which collects and analyzes historical and projected financial information, taking also into consideration qualitative parameters like the industry sector and an assessment of the company's management. CRM's assessment criteria are set by our Group Risk Control and Architecture Division ("GRCAD"). The remaining 15% of corporate customers are evaluated through specialized lending models (incl, shipping and project finance) and other scorecards (e.g. for firms with limited or no financial data). There are comprehensive multi-level approval authorities in place that are based upon a function of total exposure and security value with the requirement to have at least two individuals involved (the "four-eyes principle") throughout the underwriting process.

        The loan approval process relies on both qualitative criteria (such as information on industry of operation, history of the borrower, information on the management, and dependence on key personnel) as well as quantitative criteria arising from the financial information of the borrower. We focus on the performance of key financial risk ratios, including interest coverage debt serviceability and balance sheet structure. In addition, consideration of the future prospects of the borrower and its market is given through business plans, budgets as well as macroeconomic indicators. The analysis is based on the documents requested such as tax forms, recent financial statements, borrower's articles of incorporation, budgets, and other documents as applicable, depending on the purpose of the funding.

        When providing finance to smaller business, commercial and corporate borrowers, we typically obtain security, such as a charge over business assets and/or real estate. For larger corporations and institutions, we typically also require compliance with selected financial ratios and undertakings and we may hold security. In respect of commercial property lending, we maintain loan origination and on-going risk management standards, including specialized management for higher value loans. We consider factors such as the nature, location, quality and expected demand for the asset, tenancy profile and experience and quality of management. We actively monitor the Greek property market and the composition of our commercial property loan book across the Bank.

        Credit approvals are based on credit proposals prepared by Corporate Banking and submitted for approval as appropriate. The approval level primarily depends on the total amount of proposed facilities, tenor, the classification of the obligor and the sector. All credit extensions are subject to the approval of authorized Credit Division members or the Chief Credit Risk Officer.

        There are 11 levels of credit approval authority:

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

  Retail Banking

        The Bank offers a full range of retail credit products ranging from credit cards to SME financing. Retail Banking is organized into four sub-divisions: Mortgage Lending, Consumer Banking, Credit Cards and SBL.

        Credit policies are communicated throughout the Bank by means of credit manuals and circulars, supplemented by bulletins and local directives on particular issues. The Bank has developed and implemented a credit manual for each of the retail portfolios described below, which is periodically revised. All credit policies are submitted to and approved by the Group's Board Risk Committee.

        The credit granting processes and procedures are fully centralized with comprehensive multi-level approval authorities in place that are based upon a function of total exposure and security value. Although each sub-division maintains credit approval authorities, the credit approval process is ultimately governed by the Group Retail Credit Risk Division, which serves as the Retail Credit Policy custodian. It operates under the supervision of the Group Chief Risk Officer and takes active part in the credit approval process, its consent being necessary for exposures above certain levels. The rationale behind this organizational structure is to ensure the correct application of credit policy, to efficiently channel applications through the business pipeline while ensuring accuracy and consistency and to effectively monitor the client information input process.

        Applications for all retail product categories are originated at the branch network level, where application processing systems are utilized and physical documentation is obtained and verified (for example income certificates, payroll slips, collateral certificates and other documents depending on the product type). We have established product-based standards for lending to individuals with key controls, including maximum PTI and maximum LTV, maximum loan tenor, application and behavioral scores that are considered for the analysis and final decision by the appropriate approval authority. As in Corporate Banking, the four-eye principle is implemented throughout the underwriting process. In addition, periodic post approval reviews are conducted to ensure quality and completeness.

        The development of portfolio models also allows our GRCAD to calculate, evaluate and monitor expected and unexpected losses for all portfolio asset classes and segments. For more information on our Group Risk Control and Architecture Division, see Item 5.B, "Liquidity and Capital Resources—Risk Management Governance—Group Risk Management".

  Mortgage Loans

        The Bank has adapted its credit policies in response to the crisis that started in 2008 by setting more stringent underwriting criteria.

        In particular, all mortgage applications received by the Bank are rated using a bespoke application scorecard and a behavioral model which further enhances the credit decision. The application scorecard takes into account the applicant's and the guarantor's (if any) demographics, income, employment, credit history with the Bank as well as throughout the Greek banking system and the overall relationship with the Bank. The maximum application score is 280, and the Bank has gradually increased the highest rejection score from 170 in 2008 to 199 since February 2010. In addition, PTI and LTV ratios are also taken into consideration.

        PTI ratio is defined as the amount of total annual payments derived from any retail exposure of the applicant and any guarantors towards NBG as well as to other banks, such as amortizing loans, credit cards limits and open loans, including any guarantees, in relation to their total annual income of a stable nature. In case of businessmen, self employed, doctors and lawyers, as well as for civil servants or employees with annual income exceeding EUR 40,000, the Bank requires the income statements for the last three years. Since 2010, the Bank gradually decreased maximum PTI below the threshold limit of 40% set by the Bank of Greece, at the low level of 25% since April 2011.

        Generally, LTV cannot exceed 75% of the asset's market value. However, in some instances, 85% may be acceptable depending on various factors and specific circumstances including, among others, the applicant's credit profile, type of ownership, location of the asset and type of financed property. Average LTV of mortgage loans decreased from 75% for loans originated in 2008 to 66% for loans originated in 2010 and 72% in 2011. Average current LTV of the total Greek mortgage portfolio as at December 31, 2011 was 64%.

        Due to the abovementioned stringent underwriting criteria applied in recent years, our approval rate for mortgage lending has decreased from 80% in 2008 to 33% in 2011.

        We expect that these actions will reduce the probability of default by reducing the generation of impaired loans in future years, and will also improve the loss rates as future impaired loans will be better collateralized. Therefore, although the methodology for estimating the allowance for loan losses has not changed, we expect that the application of these more stringent loan approval criteria will reduce the allowance for loan losses as a percentage of both our total loan portfolio and our impaired loans. The underwriting process is centralized under Mortgage Lending. Centralized underwriting ensures segregation of duties and uniform enforcement of underwriting standards. The loan security is typically in the form of a mortgage pre-notation on a property for 120% of the loan amount. Pre-notation is easily converted into a full mortgage following a non-appealable court order or decision, which may be obtained at the request of the Bank in the event of default.

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

        The Bank offers a wide range of mortgage products, mainly in euro, to both owner-occupiers and investors with floating, fixed, or a combination of fixed and floating interest rates, secured by a mortgage over the subject property or other acceptable collateral. Floating rate mortgages are indexed, based on three-month Euribor plus a spread, depending predominately on the customer's credit profile and loan characteristics (i.e. LTV and PTI ratios, loan purpose, loan amount). Tenor period may vary and reach up to 30 years subject to an individual's age and loan purpose (i.e. acquisition or repair). Other than the aforementioned products, the Bank does not offer any hybrid loans or sub-prime loans. Although a standard industry definition for subprime loans (including subprime mortgage loans) does not exist, we define subprime loan as specific product offerings for higher risk borrowers, including individuals with one or a combination of high credit risk factors, such as high debt to income ratios and inferior payment history.

        As at December 31, 2011, approximately 17.8% of balances and 24.1% of accounts of our mortgage portfolio, is either guaranteed or subsidized by the Hellenic Republic. The economic crisis affecting the Hellenic Republic had no impact so far on the subsidies and guarantees. A further deterioration of the Hellenic Republic's finances may adversely affect its ability to pay the subsidies and honor the guarantees and as a result the provision charge and allowance for loan losses may increase in the future.

  Subsidized mortgages

        The Bank offers mortgages subsidized by the Hellenic Republic or/and by the Social Housing Organization (OEK). These subsidies are available solely for mortgages extended to fund the purchase or construction of the borrower's primary residence.

        For the mortgages subsidized by the Hellenic Republic, the subsidy is calculated as a percentage on the loan's interest rate and is offered for half of the loan's contractual life with a maximum of 8 to 10 years, depending on the relevant Ministry's decisions. These mortgages follow the same underwriting procedure as all other mortgage loans; however, the borrower has to comply with certain lending criteria imposed by the Hellenic Republic in order to be eligible for a subsidy. These criteria mainly refer to the borrower's financial and family status.

        For the mortgages subsidized by OEK, the subsidy is calculated as a percentage of the loan's interest rate and depends on the borrower's family status and is offered for 9 years. The underwriting procedure is the one followed for a "typical" mortgage loan with the exception that the applicant has to submit to the Bank a certificate from OEK, that verifies his/her eligibility as well as the property evaluation conducted by OEK.

        As at December 31, 2010 and 2011, the total amount of mortgage loans subsidized by the Hellenic Republic or OEK amounted to EUR 2,463 million and EUR 2,062 million, respectively. Mortgage loans subsidized by the Hellenic Republic or OEK are not subject to restructuring.

  Guaranteed mortgages

        Mortgages guaranteed by the Hellenic Republic represent loans to victims of natural disasters (e.g. earthquakes, floods, landslides and fires), loans to Greeks repatriated from the former Soviet Union and loans to Greek Roma. The Hellenic Republic guarantees both the principal and the interest of these loans. Loan applications do not follow the Bank's origination process. Instead, all documentation as well as the loan application is submitted to the relevant public authority for approval. The maximum amount per loan is EUR 60,000 with the exception of the loans to victims of natural disasters where the loan amount is determined by the public authority, in accordance with the guidelines set by Greek legislation.
        The Repatriated Greek program was formally ceased by the Hellenic Republic on February 29, 2008 and the Bank's participation in the Greek Roma program ended on November 1, 2007. Since 2008 the Bank has not been active in the funding of victims of natural disasters.

        As of December 31, 2010 and 2011, the total amount of mortgage loans guaranteed by the Hellenic Republic amounted to EUR 1,498 million and EUR 1,411 million, respectively. Mortgage loans guaranteed by the Hellenic Republic are not subject to restructuring.

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

        There are four credit approval authority levels applicable to SME lending. However, SME credit exposures above EUR 5.0 million and up to EUR 7.5 million must also be approved by the Group Retail Credit Manager while SME credit exposures in excess of EUR 7.5 million have to be approved jointly by the Group Credit Risk Officer and the General Manager of Retail Banking.

  Collaterals

        Collateral values and related trends in Greece are monitored and updated based on independent appraisals, an independent published Greek real property index and official reports prepared by the Bank of Greece.

        For the mortgage portfolio, only in very rare cases we expect to recover the outstanding balance through foreclosure given the low LTV ratio (average LTV of portfolio at 64% as at December 31, 2011), which deters customers from missing payments that could result in legal actions against them. This acts as a persuasive factor for the customer in finding resources to meet repayment schedules. As a result, for the purposes of estimating the allowance for loan losses for mortgage loans, the Bank considers the LTV ratios in determining whether foreclosure is probable.

        According to the Bank's Credit Policy, the existence and value of collateral is closely monitored. The frequency and the objective of the appraisals are determined by the approval responsible parties and do not usually exceed an interval of two years.

        Similar practices are followed by our subsidiary in Turkey, while our SEE subsidiaries, in general, perform appraisals more frequently.

        According to the Group impairment methodology, corporate business units that are responsible for the impairment assessment have to ensure that in cases where cash flows are expected from collateral liquidation, collateral value has to be based on a recent (within the current year) independent appraisal from a qualified appraiser, unless loan exposures are significantly lower than the collateral values.

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

        Loans between TL 50 million and TL 300 million are approved by the Credit Committee, which consists of the General Manager and three members of the Finansbank Board of Directors. Extensions of credit in excess of TL 300 million are approved by the Board of Directors.

  UBB

        UBB has created Risk Rating Systems in order to improve the ability to measure, manage and approve credit risk and also to use the Internal Rating Approach for the calculation of capital requirements against credit risk. According to the Group's Credit Policy, all obligors of the Corporate Banking Portfolio are rated on a 22-grade scale using calibrated and validated rating systems with each grade corresponding to a probability of default. The rating, as well as the credit proposal, are based on both quantitative and qualitative data that is validated and reviewed by the responsible approval parties based on the following authorization levels that depend on the size of the aggregate exposure of the borrower:

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

  •
  tier 2:  For credit risks up to EUR 25 million the competent body is the Bank's Executive Credit Committee, which consists of UBB's CEO, Executive Manager of Corporate and Business Banking, Country Risk Manager, Executive Manager Corporate Banking, Head of NBG's Group International Credit Division and a Representative of NBG International, appointed by the NBG General Manager of International Activities;

  •
  tier 3:  For credit risks up to EUR 5 million, the competent body is UBB's Credit Committee, which consists of UBB's CEO, Executive Manager of Corporate and Business Banking, Executive Manager Corporate Banking, Country Risk Manager and NBG Group International Credit Division's representative, appointed by the Head of the NBG Group International Credit Division (the latter only for exposures between EUR 4 million and EUR 5 million;

  •
  tier 4:  For credit risks up to EUR 1 million, the competent body is UBB's Intermediate Credit Committee, which consists of the Executive Manager of Corporate & Business Banking, Head of the Risk Management Credit Department, Head of the Corporate Banking Division, Head of the Large Corporate Clients Department, Head of the Small and Medium and International Programs Department;

  •
  tier 5:  Credit risks up to EUR 0.25 million are approved by UBB's Manager of the competent Business Department, the Service Unit Leader (Underwriting Manager), the Underwriting Team Leader and the Corporate Credit Risk Unit Manager; and

  •
  tiers 6-8:  Credits risks lower than EUR 0.125 million are approved by appointed Risk Management Credit Department and Corporate Banking officers; three levels (6-8) are defined depending on the extent of the credit risk (up to EUR 0.125 million, EUR 0.05 million and EUR 0.025 million). UBB's Risk Management Committee approved an exception, that, until December 31, 2012, the Risk Management Division (Credit Department) does not participate in the decision making for levels 7-8.

  Banca Romaneasca

        In alignment with Group Policy, Banca Romaneasca has established customer rates based on a Risk Rating System that is related to the probability of default on the part of the obligor and exclusively reflects the obligor's creditworthiness.

        The credit approval system for lending depends on the total aggregate exposure of a client or a group of related/connected clients. Proposals for the establishment of a new or the increase or renewal of an approved credit facilities framework are prepared by Business Divisions and submitted for approval to the responsible Credit Approving Body. Credit approving bodies are as follows:

  •
  the Commercial Level Committee has the authorization to approve credit lines for a client or a group of connected clients up to a maximum of EUR 300,000. The approval is given by the Executive Director of Corporate Banking, the Head and Deputy Head of the Commercial Division and the Risk Executive Director. Approval is considered valid if two supporting signatures are obtained, one from Corporate Unit and one from Risk Unit;

  •
  the Head Office Sub Credit Committee approves any corporate credit exposure to a client or a group of connected clients between EUR 300,001 and EUR 1.5 million. The approval is given by the bank's Senior Risk Advisor, the Executive Director of Corporate Banking and the Risk Executive Director;

  •
  the Head Office Credit Committee approves corporate loans for which the total aggregate exposure to a client or a group of connected clients with respect to credit lines, guarantees and other loan operations is between EUR 1,500,001 and up to EUR 25 million. The approval is given by the General Manager, the Senior Risk Advisor, the Executive Director of Corporate Banking and the Risk Executive Director. For exposures above EUR 7 million and up to EUR 25 million the additional approval of the Head of NBG Group International Credit Division and the representative of NBG International Activities Division (appointed by the General Manager of the International Activities Divisions) is required; and

  •
  Banca Romaneasca's Executive Committee approves corporate loans for which the total aggregate exposure to a client or a group of connected clients with respect to credit lines, guarantees and other loan operations is up to the Legal Lending Limit allowed. The approval is given by the bank's General Manager, the Deputy General Manager and the Chief Financial Officer. For exposures above EUR 25 million and up to EUR 200 million, the additional approval of the NBG International Corporate Credit Committee is required. For exposures above EUR 200 million up to the Legal Lending Limit allowed the additional approval of the NBG Senior Credit Committee is required. All credit proposals submitted to the Executive Committee should carry the prior endorsement of the Credit Committee.

        Any transaction which leads to an exposure on obligor, which is equal or exceeds 10% of the bank's own funds, is carried out only with the prior approval of Banca Romaneasca's Executive Committee.

        Unsecured retail credit facilities are approved based on the gross exposure on a group of connected clients (only individuals) for this type of facilities, including the facility under assessment. The authority levels are: up to EUR 10,000, approval authority is given to the Retail Credit Center; between EUR 10,000 and EUR 20,000 approval is given by the Head of Retail Products and Segments Division and the Retail Credit Risk Manager; above EUR 20,001, approval is given by the Risk Executive Director and the Retail Executive Director.

        Consumer loans secured with mortgage on a real estate and mortgage loans are approved based on the gross exposure to a group of connected clients for this type of facilities, including the facility under assessment. The authority levels are as follows: up to EUR 60,000, approval authority is given to the Retail Credit Center; between EUR 60,001 and up to EUR 150,000, approval is given by the Head of Retail Products and Segments Division and the Retail Credit Risk Manager; between EUR 150,001 and up to EUR 200,000, the approval is at the level of the Risk Executive Director and Retail Executive Director; the exposures between EUR 200,001 and up to EUR 7 million are approved by the Head Office Credit Committee; the exposures exceeding EUR 7 million up to the legal lending limit are approved by the Executive Committee.

  Stopanska Banka

        Stopanska Banka has adopted a five-tiered credit approval system for lending to companies, depending on the size of the loan. The Small Banking Business Committee approves loans for which the cumulative exposure of Stopanska Banka to a single client does not exceed EUR 100,000. The Commercial Clients Credit Committee approves loans for which the cumulative exposure of Stopanska Banka to a single client is between EUR 100,000 and EUR 500,000. The Credit Committee approves loans for which the cumulative exposure of Stopanska Banka to a single client is between EUR 500,000 and EUR 3 million. The Executive Corporate Credit Committee must approve any credit exposure to a single subject in the amount between EUR 3 million and EUR 10 million. All financing that exceeds 10% of the Regulatory Capital of Stopanska Banka is approved by Stopanska Banka's Supervisory Board.

  Vojvodjanska

        Vojvodjanska follows a five tiered credit approval system for the extension of corporate credit. All credit approvals, as well as any other decisions that involve credit risk require the approval of the appropriate level credit committee. In each credit committee an authorized person from Credit Risk Management Division participates with veto right.

        Vojvodjanska's Executive Board approves credit exposures up to EUR 1 million. For credit exposures up to EUR 10 million, credit approvals can be granted only with the approval of the Head of Group International Credit Division. Credit Policy Manual revision is pending approval by Group International Credit Division. It provides for an increase of the local credit limit to EUR 3 million.

        The Board of Directors approves credit exposures beyond the limits of the credit approval bodies mentioned above and up to the maximum amount per group permitted by the regulations in the Republic of Serbia, provided that the Group International Corporate Credit Committee has previously approved any proposed exposure in the range of EUR 10 million to EUR 200 million or NBG Senior Credit Committee for exposures exceeding EUR 200 million. The Board of Directors also has the authority to approve exposures to political parties, legal entities affiliated to Vojvodjanska, media and gambling business.

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

Risk Management—Credit Review Policies

        The Group has implemented a systematic control and monitoring of credit risk whereby the Bank and each of its subsidiaries conduct the credit risk process separately. The Group Risk Management Division ("GRMD") coordinates each of the credit risk procedures established by Group subsidiaries. For further information concerning the Group Risk Management Division, see Item 5.B, "Liquidity and Capital Resources—Asset/Liability, Internal Audit and Risk Management—Group Risk Management".

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

        The Bank uses a number of obligor rating models, assigning a borrower rating to each Corporate Banking Portfolio customer. This rating is based on quantitative and qualitative criteria. Additionally, the Bank's and its subsidiaries' rating systems considers the borrower's industry risk and relative position within its peer group. As the Group gradually complies with Basel II Internal Ratings Based methods, corporate borrower ratings are mapped to probabilities of default in order to estimate specific expected loss per obligor.

        The Bank manages its corporate credit granting function, controls credit exposures and ensures regulatory compliance with a set of obligor, industry and large exposure limits. The assignment of obligor limits is directly related to the obligor risk rating.

  Remedial Management

        The Bank has established and implemented an obligor classification system in order to facilitate early recognition of problems in various credit relationships and proactively take remedial action. Business Units, Head of Credit Division and relevant Credit Approving Bodies are responsible for the classification process. There are five classification categories: current, watch list, sub-standard, doubtful and loss. The obligor classification also determines the frequency of the credit reviews and the level of credit approval authority.

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

  Finansbank

        While the underwriting units are responsible for day to day management of the credit risk, Credit Policy Committees control the whole lending process by approving the lending criteria, credit risk policies and delegating authorities depending on the type of the product. The responsibility of the credit risk management unit is the establishment of effective and efficient internal policy, procedure and methodologies for definition, quantification, measurement, control and reporting of the credit risks.

        Finansbank has established a sound internal rating system supported with adequate number of rating and scoring models to ensure its robustness across all lending types. Risk Management unit is responsible for building a regular cycle of rating models validation that includes monitoring of model performance and stability; and model improvement where necessary.

        Under the consideration that inadequate diversification may have a significant impact on the value of the credit portfolio, Finansbank has established maximum concentration limits for single-name and industries. In addition to exposure limits per obligor, product base limits are also in place. Counterparty credit risk exposure limits cover the potential future exposure calculations which may result due to market fluctuations.

        Finansbank actively uses collateral management as the major risk mitigation mechanism. Sufficient legal review confirming the enforceability of the collateral arrangements under the applicable law and strong operational requirements are pre-requisites of the consideration of the risk mitigation effect. The market value of the collateral is appraised at least annually or more often whenever there is a reason to believe that a significant decrease in its market value has occurred.

        Credit risk surveillance is a cradle to grave process in Finansbank i.e. credit risk of the obligors is continuously monitored as long as there exists a credit line. Quality, actuality and sufficiency of information flow are under the responsibility of underwriting department. The financial standing and the business risk profile of a customer are being continuously monitored, the corporate ratings are updated and the customer limits are reviewed at least annually. Early warning systems ensure that customers for which a significant deterioration in the credit quality or payment performance observed are transferred to watch list and closely monitored. Similarly, restructured and rescheduled loans are monitored with special care in line with the Credit Risk Policy.

  UBB

        The performance of outstanding business loans and exposures to large corporations is reviewed on a continuous basis by the Corporate Division and the Credit department of the Risk Management Division, in accordance with the provisions of UBB's Corporate Credit Policy.

        UBB has established a Workout function (independent from the Corporate Banking Division) to ensure a timely monitoring and more appropriate management of the delinquent cases and to deploy the necessary actions to optimize the recovery of the relevant claims.

        UBB strictly complies with the requirements of the Bulgarian National Bank regarding the classification of its borrowers into categories 1, 2, 3 and 4, based on the criteria set by the Bulgarian National Bank. In parallel and in accordance with the Group policy and practice, UBB has:

  •
  Introduced a second internal classification system of the Corporate Portfolio's Obligors, in order to enhance the timely identification, close monitoring and handling of problems relating to obligors and credit facilities. In accordance with it, all corporate exposures are reviewed at least annually, while classified exposures are reviewed in six or four month intervals;

  •
  Developed an automated Early Warning System, which is expected to be fully operational within the first half of 2012;

  •
  Established an independent Corporate Credit Quality Review function, within the Risk Management.

        The Risk Management submits a detailed quarterly report for the Risk Management Committee of the Board of Directors and at least once a year, UBB Executive Management presents a full report on the quality of the UBB loan portfolio to the UBB Board of Directors.

  Banca Romaneasca

        Banca Romaneasca strictly complies with the requirements of the National Bank of Romania regarding the classification of its borrowers to the categories A, B, C, D and E as per the existing regulation in place through a specific procedure approved and validated by National Bank of Romania.

        In parallel and in accordance with the NBG Group policy and practice, the Banca Romaneasca introduced a second internal classification system of the corporate portfolio's obligors, in order to enhance the timely identification and handling of problems relating to obligors and credit facilities.

        Furthermore, Banca Romaneasca established a Workout Sector, with a main goal to suggest a series of measures (including but not limited to rescheduling, adjusting the capital repayments as per the cash flow, gradual exiting part of the leverage, change of currency in the original indebtedness) to be taken in order to limit the risk of registering late payments or to ensure the timely collection of the late payments.

  Stopanska Banka

        In accordance with the Group policy and practice, Stopanska Banka has an internal classification system of its Corporate Portfolio's Obligors, in order to enhance the timely identification and handling of problems relating to obligors and credit facilities. The obligor's classification system applies a five-point risk rating system (GA, GB, GC, GD and GE). Only obligors incorporated in categories GB, GC, GD and GE described below are considered to be classified obligors. In the event that the obligor is classified, the Business Divisions have to:

  •
  review the obligor's Credit Facilities Framework with Stopanska Banka and the Group to decide whether to remain in the business relationship;

  •
  provide for the review of all contractual credit and collateral documents in consultation with the Legal Division; and

  •
  revise the obligor's Risk Rating according to Stopanska Banka obligor and credit risk rating policy.

  Vojvodjanska

        Loans, other placements, guarantees and other off-balance sheet exposures are classified into five categories in accordance with the requirements of the regulations adopted by the National Bank of Serbia. Loans are classified based on an evaluation of their collectability, the number of days in arrears, the general financial background of the counterparty and the quality of the collateral. In accordance with the revised credit review framework, implemented in 2009, the Risk Management Division prepares and distributes quarterly reports based on which obligors are classified. Interim reviews and presentations of key portfolio quality data are conducted according to the regular audit schedule. Regular reporting on the credit quality related issues takes place at sessions of the Executive Board, the Board of Directors (this is a statutory requirement) and the Audit Committee.

  NBG Cyprus

        NBG Cyprus has adopted the Bank's risk rating system. The duties and responsibilities of the Financial Assets Impairment Provision and Write-off Committee were updated and enriched. The Committee presents a relative report annually to the newly established Risk Management Committee of the bank's Board of Directors.

  SABA

        SABA focuses on working capital facilities and asset-based finance for SMEs with annual turnovers in the range of ZAR 5 million to ZAR 50 million. Facilities are reviewed on an annual basis in light of the most recent financial statements for clients.

Non-accruing Loans, Allowance for Loan Losses, and Loan Loss Experience

Non-Accruing, Past Due and Restructured Loans

Treatment of Non-Accruing Loans in Greek Banking Operations

        In general, for domestic loans the accrual of interest is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in process of collection. Residential real estate loans are placed on non-accrual status at the time the loan is 180 days delinquent. In addition, all loans modified under TDR are placed in non-accrual status at the time of their restructuring. In all cases, loans are placed on non-accrual status, or written-off at an earlier date, if collection of principal or interest is considered doubtful. The Group's non-accruing loans amounted to EUR 11,466.9 million on December 31, 2011. This corresponds to 15.1% of the Group's loans outstanding at the same date. Of the Group's non-accruing loans, EUR 8,625.0 million or 75.2% were held by the Bank. This amount represented 15.4% of the Bank's loan portfolio.

        When an account is classified as non-accruing, the Bank immediately initiates all required actions (both business and legal) to recover or settle the outstanding balance. The Bank has dedicated departments responsible for the collection of non-accruing loans in coordination with Corporate and Retail Banking, the central non-performing loan divisions.

        The Bank's non-accruing loans, including those that have been restructured, are monitored by the credit staff at the Bank's specialized divisions, certain regional branches and specialized branches which handle only non-accruing loans. The prospects of recovery and the estimated losses are frequently reviewed. See Item 4.E, "Selected Statistical Data—Credit Quality—Risk Management—Credit Review Policies".

Treatment of Non-accruing Loans in Turkish and International Operations

        For Turkish and International entities, the accrual of interest is typically discontinued at the time the loan is 90 days delinquent. In addition, all loans modified under TDR are placed in non-accrual status at the time of their restructuring. In all cases, loans are placed on non-accrual, or written-off at an earlier date, if collection of principal or interest is considered doubtful. When overdue amounts are fully repaid, companies renew their balance sheet accruals. Remedial management procedures are employed for loans falling under the non-accruing loan category. Under these remedial procedures, the first action is to try to receive the amount from the customers by using alternative solutions. The second action is to recover the amounts due and to enforce or execute the collaterals through court orders. See Item 4.E, "Selected Statistical Data—Credit Quality—Risk Management—Credit Review Policies".

        International entities have their own non-performing loan division in charge of collecting non-accruing loans. The practice of outsourcing the collection of some consumer loans is also followed in some cases.

        When a company is assessed to have only temporary financial problems but has the potential to successfully operate in the near future, it reschedules or restructures its non-accruing loans in accordance with the Banking Regulation and Supervision Agency regulation on the procedures and principles determining the qualifications of loans and other receivables by banks and the provisions to be taken. A restructuring depends on the assessment of the potential of the client for the regular payment of loans in the future and the existing or additional collateral that the client is ready to offer. Rescheduled loans remain classified in the same risk category for a period of approximately six months after rescheduling. After that period the rescheduled loans can be gradually upgraded to a higher category only if the client consistently meets its obligations.

        The table below shows (i) all loans that are non-accruing, and (ii) all accruing loans which are contractually past due 90 days or more as to principal or interest payments for each of the five years ended December 31, 2007, 2008, 2009, 2010 and 2011:

	Year ended December 31,
	2007	2008	2009	2010	2011
	(EUR in thousands)
Domestic loans:
Accruing loans:
Past due 90 days—180 days	266,625	391,230	642,690	680,125	667,827
Past due 180 days—365 days	177,867	46,106	47,795	51,161	102,078

Total accruing loans	444,492	437,336	690,485	731,286	769,905

Non-accruing loans:
Past due 0 days—90 days	—	—	—	—	1,806,703
Past due 90 days—180 days	73,736	222,735	262,033	392,919	880,768
Past due 180 days—365 days	318,441	512,216	903,492	1,052,394	1,455,057
Past due 365 days or more	774,384	895,889	1,706,024	2,902,992	4,581,241

Total non-accruing loans	1,166,561	1,630,840	2,871,549	4,348,305	8,723,769

Foreign loans:
Accruing loans:
Past due 90 days—180 days	—	—	48,781	204,879	66,512
Past due 180 days—365 days	—	—	13,925	63,997	90,569

Total accruing loans	—	—	62,706	268,876	157,081

Non-accruing loans:
Past due 0 days—90 days					487,170
Past due 90 days—180 days	151,811	267,960	440,131	444,415	227,046
Past due 180 days—365 days	114,874	155,475	268,696	364,259	401,680
Past due 365 days or more	213,845	257,587	586,106	1,268,307	1,627,275

Total non-accruing loans	480,530	681,022	1,294,933	2,076,981	2,743,171

Modifications and TDRs

        Since 2010, the Group, and mainly the Bank, implemented various loan modification programs that aim to reduce customers' monthly installments to a more viable level. Restructuring efforts have been continued throughout 2011, and several new products are proposed to customers (see Item 4.B, "Business Overview—Banking Activities in Greece").

        Modifications are considered TDRs if, for economic or legal reasons related to the debtor's financial difficulties, the Group has agreed to make certain concessions to customers to both meet the needs of the customers and to maximize the ultimate recovery of a loan. TDRs occur when a borrower is experiencing, or is expected to experience, financial difficulties and the loan is modified using a modification that would otherwise not be granted to the borrower. The concession granted typically involves the reduction of interest accrued off-balance sheet or the prolongation of maturity. TDRs are considered impaired.

        Allowance for loan losses are established to recognize losses inherent in funded loans intended to be held-for-investment that are probable and can be reasonable estimated. Prior to a TDR modification, the Group generally measures its allowance under a loss contingency methodology whereby consumer loans with similar risk characteristics are pooled and loss experience information are monitored for credit risk and deterioration with statistical tools considering factors such as delinquency,

LTV, and credit scores. Upon TDR modification, the Group generally measures impairment based on a present value of expected future cash flows methodology considering all available evidence. The amount of the required valuation allowance is equal to the difference between the loan's impaired value discounted at the loan's original effective interest rate and the recorded investment.

        Typically, commercial loans whose terms are modified in a TDR will have previously been identified as impaired prior to modification and accounted for generally using a present value of expected future cash flows methodology unless the loan is considered collateral dependent. Loans considered collateral dependent are measured for impairment based on their fair values of collateral less its estimated cost to sell. Accordingly, upon TDR modification, the allowance methodology remains unchanged.

        The tables below present the amounts of modified loans and TDRs granted during the last 12 months, analyzed between non-accruing, accruing and less than 90 dpd and accruing and more than 90 dpd by class of loans, as at December 31, 2010. As at December 31, 2011, TDRs are, analyzed between non-accruing with delays over 90 days and less than 90 days:

	Year ended December 31, 2010
	Modified not TDR				TDRs
	Non- accruing	Accruing, less than 90 dpd	Accruing, more than 90 dpd	Total	Non- accruing	Accruing, less than 90 dpd	Accruing, more than 90 dpd	Total
	(EUR in thousands)
Residential mortgage	5,669	438,031	43,732	487,432	17,639	452,413	92,529	562,581
Credit cards	—	—	—	—	—	30	—	30
Other consumer	26,041	96,859	5,610	128,510	36,402	342,064	—	378,466
Small business loans	1,211	118,989	—	120,200	25,451	345,348	—	370,799
Other commercial	582	13,118	—	13,700	12,641	94,642	—	107,283

Total	33,503	666,997	49,342	749,842	92,133	1,234,497	92,529	1,419,159

	Year ended December 31, 2011
	Modified not TDR				TDRs
	Non- accruing	Accruing, less than 90 dpd	Accruing, more than 90 dpd	Total	Non Accruing, less than 90 days	Non accruing more than 90days	Total
	(EUR in thousands)
Residential mortgage	23,389	501,376	74,520	599,285	751,727	203,287	955,014
Credit cards	—	—	—	—	80	77	157
Other consumer	24,375	189,077	—	213,452	423,639	114,472	538,111
Small business loans	31,317	79,290	—	110,607	227,497	85,109	312,606
Other commercial	26	7,562	—	7,588	313,832	101,431	415,263

Total	79,107	777,305	74,520	930,932	1,716,775	504,376	2,221,151

        Modified and TDRs loans are separately monitored by dedicated teams. Special reports are produced for modified loans and in case of non-payment, they are subject to more intensive collection actions. As at December 31, 2011, the percentage of TDRs loans granted during the last 12 months that became past due (+30 dpd) was 41.2% for consumer loan portfolio and 41.3% for commercial loan portfolio, and 33.1% and 40.9%, respectively for modified loans.

        As the Group implemented loan modification programs in 2010, none of the loans that were modified in 2010 was subsequently modified again in 2010. New modification programs for previously modified loans were first launched during the third quarter of 2011. As of 2011, the percentage of modified loans which were subsequently modified again was 7.2%.

Potential problem loans "PPLs"

        The Group has defined as PPLs, the loans that although are not yet in a non-accrual status, past due over 90 days or TDR status at the reporting date, but where known information about possible credit problems of borrowers, causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in disclosure of such loans as Non-accruing, Past Due over 90 days or TDR in the future. Management defines as known information about possible credit problems with loans the following:

        Commercial credits:

  •
  Balances categorized as "Watchlist" or "Substandard" and not over 90 dpd, or

  •
  Delinquency of more than 30 days.

        Secured and unsecured consumer balances: Delinquency of more than 30 days

        The table below presents PPLs for the Group by loan category for the years ended December 31, 2010 and 2011.

	Year ended December 31,
	2010			2011
	Total consumer loans	Total commercial loans	Total PPLs	Total consumer loans	Total commercial loans	Total PPLs
	(EUR in thousands)
Domestic loans	1,162,795	3,676,780	4,839,575	1,234,742	3,687,659	4,922,401
Foreign loans	321,575	740,337	1,061,912	426,861	836,366	1,263,227

	1,484,370	4,417,117	5,901,487	1,661,603	4,524,025	6,185,628

The above figures do not include impaired loans.

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

  •
  ASC 310-10 "Receivables"; and

  •
  ASC 320 "Investments—Debt and Equity Securities"

        Specifically, our methodology has three primary components: specific allowances, coefficient analysis and homogeneous analysis, described in Note 3 "Summary of Significant Accounting Policies" and Note 13 "Loans and allowance for loan losses" to the U.S. GAAP Financial Statements.

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

  Uncollectible loans

        When the Group determines the amount of allowance for loan losses for our pool of homogeneous loans, loss rates are applied that have been produced by our risk models, which collect historical evidence of recoveries spanning across many years. Our analysis of past data has demonstrated that we collect insignificant amounts from the unsecured portion of our portfolio after a period of four years after the loan agreement is legally terminated. Therefore, for this portion of past due loans a 100% loss allowance is recorded, which represents a full reserve. A write-off may not be made since legal actions may still be pending.

        For loans individually assessed and for which a specific allowance for loans losses is estimated, the loss rate is 100% if we do not expect to receive any cash flows from the obligor or foreclosure of collateral (if any).

        The following table sets forth the loan loss allowances by methodology for the last five years to which the methodology was applied to respective loan balances:

	Year ended December 31,
	2007	2008	2009	2010	2011
	(EUR in thousands)
Specific allowances	392,696	344,255	398,179	564,598	2,811,450
Coefficient analysis	75,201	71,378	88,803	106,415	198,160
Homogeneous analysis	304,538	422,536	838,103	1,451,790	2,424,218
Foreign loans	353,344	394,457	740,093	1,052,602	1,116,807
Unallocated	7,173	—	—	—	—

Total loan loss allowance	1,132,952	1,232,626	2,065,178	3,175,405	6,550,635

        For a further analysis of loan loss allowances see Item 5.A, "Operating Results—Results of Operations for the year ended December 31, 2011 compared with the year ended December 31, 2010 (as restated)" and Item 5.A, "Operating Results—Results of Operations for the year ended December 31, 2010 compared with the year ended December 31, 2009 (both as restated)."

        The following table illustrates the activity in the loan loss allowance balance over the previous five years:

	Year ended December 31,
	2007	2008	2009	2010	2011
	(EUR in thousands)
Domestic:
Balance at beginning of year	906,318	779,608	838,169	1,325,085	2,122,803
Add: Allowances for probable loan losses from continuing operations	119,379	249,033	591,637	878,145	3,378,788
Write-offs	(259,200)	(205,716)	(110,272)	(85,050)	(77,073)
Recoveries	13,120	15,230	5,639	4,597	8,122

Less: Net write-offs	(246,080)	(190,486)	(104,633)	(80,453)	(68,951)
Translation differences	(9)	14	(88)	26	1,188

Domestic balance at end of year	779,608	838,169	1,325,085	2,122,803	5,433,828

Foreign:
Balance at beginning of year	318,439	353,344	394,457	740,093	1,052,602
Add: Allowance (upon acquisition) attributable to companies acquired during the year	6,582	—	—	—	—
Add: Allowances for probable loan losses from continuing operations	71,376	176,504	406,811	326,850	324,481
Write-offs	(82,372)	(116,524)	(86,040)	(55,321)	(92,439)
Recoveries	32,903	27,203	24,024	18,652	23,078

Less: Net write-offs	(49,469)	(89,321)	(62,016)	(36,669)	(69,361)
Sale of impaired loans	—	—	—	—	(107,244)
Translation differences	6,416	(46,070)	841	22,328	(83,671)

Foreign balance at end of year	353,344	394,457	740,093	1,052,602	1,116,807

Total balance at end of year	1,132,952	1,232,626	2,065,178	3,175,405	6,550,635

        Key ratios related to the activity in our loan loss allowance for the previous five years to which our loan loss methodology was applied are as follows:

	Year ended December 31,
	2007	2008	2009	2010	2011
	(%)
Allowance for loan losses as a percent of total loans	2.0	1.7	2.7	4.0	8.6
Recoveries of loans to loans written-off in the previous year	16.6	12.4	9.2	11.8	22.2
Allowance for loan losses as a percent of non-accruing loans	68.8	53.3	49.6	49.4	57.1

        The table below shows allowances for loan losses for the Group by loan category for each of the years ended December 31, 2007, 2008, 2009, 2010 and 2011.

	2007		2008		2009		2010		2011
	Amount	%(1)	Amount	%(1)	Amount	%(1)	Amount	%(1)	Amount	%(1)
	(EUR in thousands, except percentages)
Greek residents:
Consumer
Residential mortgages	118,190	28.1	105,208	25.1	123,614	25.5	228,606	24.7	528,869	24.6
Credit card	77,582	2.8	79,086	2.4	200,592	2.5	335,642	2.2	415,536	2.0
Auto financing	—	0.3	—	0.4	—	0.6	—	0.5	—	0.4
Other consumer	96,090	7.0	156,626	6.5	281,140	6.4	593,175	6.1	1,010,516	6.2

Total	291,862	38.2	340,920	34.4	605,346	35.0	1,157,423	33.5	1,954,921	33.2

Commercial
Industry and mining	145,146	5.7	167,180	4.8	210,270	4.6	262,816	4.7	514,678	5.5
Small-scale industry	47,565	2.4	61,319	2.6	89,377	2.7	99,147	2.6	177,187	2.6
Trade	148,748	9.1	169,855	10.3	263,083	10.9	378,143	9.8	654,162	9.7
Construction	46,135	1.3	51,155	1.7	72,621	1.6	134,812	1.6	153,183	1.6
Tourism	11,111	0.3	11,824	0.4	21,715	0.6	23,692	0.6	38,540	0.6
Shipping and transportation	18,372	2.2	11,683	2.7	32,117	2.5	45,544	2.7	55,355	2.9
Commercial mortgages	—	1.2	—	1.2	6,114	1.2	8,424	1.1	14,795	1.0
Public sector	—	3.3	—	11.4	6	11.2	113	11.2	1,855,266	11.4
Other	63,496	3.4	24,233	0.9	24,436	0.6	12,689	0.3	15,741	0.1

Total	480,573	28.9	497,249	36.0	719,739	35.9	965,380	34.6	3,478,907	35.4

Total Greek residents loans	772,435	67.1	838,169	70.4	1,325,085	71.0	2,122,803	68.1	5,433,828	68.6

Foreign:
Consumer
Residential mortgages	5,222	5.1	6,742	4.9	23,235	5.1	51,249	5.9	55,664	5.3
Credit card	41,405	3.0	62,017	2.6	149,099	3.2	216,040	4.4	246,477	4.9
Auto financing	9,039	0.6	4,225	0.5	3,809	0.3	205	0.3	272	0.2
Other consumer	77,980	3.5	106,490	3.4	222,658	3.5	252,423	3.9	303,694	3.9

Total	133,646	12.2	179,474	11.4	398,801	12.1	519,917	14.5	606,107	14.3

Commercial
Industry and mining	51,911	2.3	93,946	3.2	107,136	3.5	143,793	3.7	130,162	4.1
Small-scale industry	4,744	2.7	8,593	2.5	33,094	2.2	40,252	1.8	44,034	1.7
Trade	72,269	2.6	65,507	3.2	116,134	4.5	178,522	4.8	165,407	4.7
Construction	14,217	2.6	14,710	2.5	26,504	1.9	53,938	2.0	70,392	2.1
Tourism	5,735	0.7	5,611	0.6	6,509	0.4	13,373	0.5	13,857	0.4
Shipping and transportation	2,707	0.8	4,565	0.8	7,580	0.9	15,174	1.0	17,255	1.0
Commercial mortgages	417	0.2	436	1.8	370	0.8	3,916	0.9	7,145	0.8
Public sector	34	—	30	0.2	31	0.5	40	0.5	32	0.4
Other	67,664	8.8	21,585	3.4	43,934	2.2	83,677	2.2	62,416	1.9

Total	219,698	20.7	214,983	18.2	341,292	17.0	532,685	17.4	510,700	17.1

Total foreign loans	353,344	32.9	394,457	29.6	740,093	29.0	1,052,602	31.9	1,116,807	31.4

Unallocated	7,173	—	—	—	—	—

Total Allowance for loan losses	1,132,952	100.0	1,232,626	100.0	2,065,178	100.0	3,175,405	100.0	6,550,635	100.0

(1)
Percentages represent the balance of loans in the respective category as a percent of the total loan balance.

  Write-offs

        An analysis of the Group's write-offs and recoveries for non-accruing loans for the years ended 2007, 2008, 2009, 2010 and 2011 is presented in the following table:

	Year ended December 31,
	2007	% of total loans	2008	% of total loans	2009	% of total loans	2010	% of total loans	2011	% of total loans
	(EUR in thousands, except percentages)
Write-offs
Greek Residents:
Commercial and industrial	77,345	0.14	69,162	0.10	48,733	0.07	60,144	0.07	31,125	0.04
Real estate—construction	5,032	0.01	6,118	0.01	6,959	0.01	4,096	0.01	10,443	0.02
Real estate—mortgage	9,304	0.02	11,441	0.02	2,898	—	4,137	0.01	6,177	0.01
Other loans to individuals	167,519	0.31	118,995	0.17	51,682	0.07	16,673	0.02	29,328	0.04

Total write-offs for loans to Greek residents	259,200	0.48	205,716	0.30	110,272	0.15	85,050	0.11	77,073	0.11

Foreign:
Commercial and industrial	27,926	0.05	56,543	0.08	35,174	0.05	15,072	0.02	41,589	0.06
Real estate—construction	804	—	1,029	—	6,349	0.01	7,316	0.01	902	—
Real estate—mortgage	669	—	32	—	85	—	414	—	3,757	0.01
Other loans to individuals	52,973	0.10	58,920	0.09	44,432	0.06	32,519	0.04	46,191	0.07

Total write-offs for foreign loans	82,372	0.15	116,524	0.17	86,040	0.12	55,321	0.07	92,439	0.14

Total write-offs	341,572	0.63	322,240	0.47	196,312	0.27	140,371	0.18	169,512	0.25

Recoveries
Greek Residents:
Commercial and industrial	—	—	(340)	—	—	—	—	—	—	—
Other loans to individuals	(13,120)	0.02	(14,890)	0.02	(5,639)	0.01	(4,597)	0.01	(8,122)	0.01

Total recovery on loans to Greek residents	(13,120)	0.02	(15,230)	0.02	(5,639)	0.01	(4,597)	0.01	(8,122)	0.01

Foreign:
Commercial and industrial	(3,953)	0.01	(9,099)	0.01	(6,254)	0.01	(12,171)	0.01	(7,735)	0.01
Real estate—mortgage	(323)	—	(126)	—	(119)	—	(138)	—		—
Other loans to individuals	(28,627)	0.05	(17,978)	0.03	(17,651)	0.02	(6,343)	0.01	(15,343)	0.02

Total recovery on foreign loans	(32,903)	0.06	(27,203)	0.04	(24,024)	0.03	(18,652)	0.02	(23,078)	0.03

Total recoveries	(46,023)	0.08	(42,433)	0.06	(29,663)	0.04	(23,249)	0.03	(31,200)	0.04

  Developments in domestic loans write-offs

        Since 2008 in line with our commitment to social awareness and our responsibility for alleviating the impact of the economic crisis to our customers, as well as due to the expectations of the introduction of legislative actions, like Greek laws 3869/2010 and 3949/2011, for the protection of those facing difficulties in repaying on time their loans we have postponed legal actions taken against past due customers and modified our write-off policy. This policy change has extended the maximum period from up to three to up to five years before taking write-offs in our unsecured portfolio. In addition we have introduced modification programs for loans more than 90 dpd in order to assist our customers in servicing their debt. These practices have significantly reduced the amount of unsecured loans that are written off since legal actions have not been completed and estimated recoveries are difficult to be assessed. As at December, 31 2011, write-offs amount to EUR 77.1 million and were still influenced by the change in the write-off policy in relation to unsecured portfolios. Domestic write-offs mainly consisted of corporate and small business loans individually assessed which were, either partially written-off, keeping only the secured balance on balance sheet, or written-off completely.

        As at December 31, 2010 and 2011, unsecured consumer and credit card exposures whose agreement has been terminated more than 3 years and SBL exposures that are fully provided for but not written off amounted to EUR 67.4 million and EUR 276.2 million, respectively. The write-off of those loans would result in a reduction of the allowance for loan losses on the balance sheet by

EUR 53.7 million in 2010, and EUR 241.5 in 2011, cumulatively. Had we written-off those loans in accordance with our previous policy, the non-accruing loans ratio as at December 31, 2010 and 2011 would have been 8.1% (no change) and 14.8% instead of 15.1%, respectively. Furthermore, the non-accruing loans coverage ratio as at December 31, 2010 and 2011 would have been 49.1% instead of 49.4% and 56.4% instead of 57.1%, respectively.

  Developments in international loans write-offs

        Although Turkey and the countries in South Eastern Europe in which we operate do not face the unprecedented crisis that Greece is currently facing and the enforcement of collateral or exhaustion of legal actions take significantly less time than in Greece, non-accruing loans increased and write-offs decreased during 2009 and 2010 due to changes in prevailing best practices especially in Turkey due to uncertainties over the tax treatment of write-offs made when all legal actions have not been exhausted. In 2011, foreign write-offs increased to EUR 92.5 million mainly due to the increase of commercial loans write-offs.

Off-Balance Sheet Items

        See Item 5.E, "Off-Balance Sheet Arrangements".

Liabilities

Deposits

        The following table shows details of the Group's average deposits and average interest rates thereon, for the Group's continuing domestic and foreign operations, in each of the three years ended December 31, 2009, 2010 and 2011:

	Year ended December 31,
	2009		2010		2011
	Average Balance	Average rate (%)	Average balance	Average rate (%)	Average balance	Average rate (%)
	(EUR in thousands, except percentages)
Domestic Operations:
Deposits by Greek residents:
Demand deposits	4,538,627	0.54	4,515,645	0.36	3,847,375	0.60
Savings	22,955,846	0.36	23,438,310	0.24	20,284,201	0.25
Time deposits	27,272,223	3.18	23,885,460	2.23	20,524,647	2.91
Interbank	10,203,087	1.31	20,006,719	1.06	24,446,379	1.54
Other	459,032	1.24	430,861	3.71	494,288	3.19
Non-Greek residents or foreigners:
Demand deposits	140,354	0.49	124,367	0.32	213,441	0.48
Savings	22,768	0.36	22,914	0.24	20,010	0.26
Time deposits	641	3.12	592	2.20	35,096	2.89
Interbank	457,347	3.15	563,059	0.99	779,397	0.51
Deposits in foreign banking offices:
Banks located in foreign countries	7,437,293	1.45	4,488,081	1.13	3,912,996	2.09
Other foreign demand deposits	1,506,591	0.60	1,020,140	0.79	1,031,563	1.19
Other foreign time and savings deposits	12,885,356	6.90	14,765,777	6.25	16,468,108	6.69

Total deposits	87,879,165	2.43	93,261,925	1.95	92,057,501	2.46

        The table below shows the amount outstanding of customer time certificates of deposit and other time deposits (including interbank deposits) in amounts of US$100,000 or more of the Group's operations by remaining maturity at December 31, 2011. Determination of whether certain time deposits in currencies other than the U.S. dollar are in amounts of US$100,000 or more has been based on exchange rates at December 31, 2011.

Year ended December 31, 2011
(EUR in thousands)
Domestic Operations:(1)
Other time deposits of US$100,000 or more by time remaining until maturity:
3 months or less	36,383,188
Over 3 through 6 months	1,797,735
Over 6 through 12 months	4,665,749
Over 12 months	812,376

Total time certificates of deposit and other deposits in amount of US$100,000 or more	43,659,048

Foreign Operations:
Time certificates of deposit in amounts US$100,000 or more:
3 months or less	117,468
Over 3 through 6 months	4,232
Over 6 through 12 months	911
Over 12 months	9,579
Other time deposits of US$100,000 or more by time remaining until maturity:
3 months or less	8,629,410
Over 3 through 6 months	677,675
Over 6 through 12 months	595,782
Over 12 months	314,554

Total time certificates of deposit and other deposits in amount of US$100,000 or more	10,349,611

(1)
As at December 31, 2011 Domestic Operations did not have any time certificates of deposit in amounts of US$100,000 or more.

Short-term Borrowings

        The table below shows outstanding amounts of short-term borrowings of Group companies for each of the three years ended December 31, 2009, 2010 and 2011.

        Of the year-end balance as at December 31, 2011, 99.9% relates to Finansbank borrowings (see Note 21 to the U.S. GAAP Financial Statements, for the major other borrowed funds issued in 2011).

	Year ended December 31,
	2009	2010	2011
	(EUR in thousands, except percentages)
End of period	310,784	1,111,663	925,971
Maximum month-end amount during the period	1,124,277	1,111,663	1,084,973
Average amount	793,122	354,082	954,250
Weighted average interest rate	4.31%	2.29%	2.61%

ITEM 4A   UNRESOLVED STAFF COMMENTS

        There are no unresolved written comments from the SEC regarding periodic Exchange Act reports received not less than 180 days before the end of the fiscal year ended December 31, 2011.

ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following review is based upon the selected financial data prepared in accordance with U.S. GAAP and should be read in conjunction with our U.S. GAAP Financial Statements and the notes explaining those financial statements included elsewhere in this Annual Report.

Overview

        We are the largest financial institution in Greece by market capitalization, holding a significant position in Greece's retail banking sector, with more than 11 million deposit accounts, more than three million lending accounts, 539 branches and 1,398 ATMs as at December 31, 2011. We provide a wide range of financial services, including retail (such as mortgage lending and consumer lending), commercial and investment banking services and asset management and insurance, through our network of branches and subsidiaries in Greece and abroad. Our principal sources of income historically have been interest earned on customer loans and debt securities and income from fees and commissions. We fund our lending activities and our securities portfolio principally through customer deposits in our branch network and interbank funding primarily from the ECB. As at December 31, 2011, our loans-to-deposits ratio (adjusted loans and deposits excluding interbank deposits) was 109.8%.

        We hold leading positions in many financial services products in Greece. As at December 31, 2011, we had the largest market share of deposits and mortgage loans in Greece, with 30.8% in core deposits and 25.1% in mortgage lending, respectively, according to our internal analysis of published information of the Bank of Greece and other Greek banks. We are also strongly positioned in consumer and credit card lending where, according to our internal analysis of published information by the Bank of Greece, we are first with a market share of 19.2% as at December 31, 2011. We are also second in mutual fund management with a market share of 17.4% at the same date according to the Hellenic Fund and Asset Management Association.

        Outside Greece, the Group is active in eleven countries: Turkey, Bulgaria, Romania, Serbia, Albania, FYROM, Cyprus, South Africa, Egypt, Malta and the United Kingdom, represented by 1,194 branches that employ 59.3% of our total workforce. For the year ended December 31, 2011, International Operations' contribution to the Group's net income was EUR 54.2 million, while Turkey's contribution to the Group's net income was EUR 375.9 million.

Key Factors Affecting Our Results of Operations

Recent Market and Regulatory Developments

The Hellenic Republic's Economic Crisis

        The Greek economy has faced and continues to face unprecedented macroeconomic headwinds, originating from the still sizeable fiscal imbalances and compounded by other deep-rooted structural vulnerabilities making the achievement of the targets posed by the Program a challenge.

        The completion of the PSI in April 2012 implies a significant decline of the Greek debt burden, as well as a sharp reduction in debt servicing needs through low interest rates on the new bonds and a substantial extension of the average debt maturity. The PSI achieves nominal debt relief on EUR 199 billion of eligible bonds, directly reducing Greece's debt burden by approximately 50% of GDP from a level of 165% of GDP at the end of 2011. Interest service costs are reduced as the effective average cost of Greek debt servicing is brought down to approximately 3.3% in the 2012-2014 period, from about 5% in 2011. Finally, amortization payments are minimal until 2020 due to the long grace periods on the PSI bonds and a large part of the official financing.

        Overall, the completion of debt exchange is expected to result in a sustainable reduction of Greek debt to below 120% of GDP by 2020, and below 90% by 2030 (from 165% in 2011), with the expected debt trajectory being relatively more robust even under more adverse macroeconomic conditions or outcomes of the Program's measures compared with the baseline projections of the Program. Nevertheless, due to the large disbursements under the Program in 2012, the debt stock is expected to revert to 163% of GDP at the end of 2012, before declining gradually towards 120% by 2020. Due to the significant debt and debt service reduction, the required primary surplus target for the 2014-2019 period was scaled back from an ambitious 6.5% of GDP under the original program to 4.5% of GDP for the 2014-2020 period.

        The sustainability of Greece's public finances and its membership in eurozone depend upon the implementation of ambitious structural and fiscal reforms and their effectiveness in laying the foundations for a sustained economic recovery.

        The tensions relating to Greek public finance have affected the liquidity and profitability of the financial system in the Hellenic Republic and have resulted in:

  •
  lower market values for Greek government debt;

  •
  limited liquidity in the Greek banking system reflecting an effective closing of market financing since April 2010 and a sizeable contraction of the domestic deposit base since 2010 (of about 35% cumulatively, according to Bank of Greece data) and heavy reliance on ECB and central banks funding;

  •
  increased competition for, and thus cost of, customer deposits;

  •
  limited credit extension to customers; and

  •
  an increase in the amount of non-accruing loans reflecting the substantial impact of recession in the debt servicing ability of the Greek private sector.

  Second economic adjustment program, jointly supported by the IMF and the member states of the eurozone-The Program

        In March 2012, the Greek government agreed to the Program, a second economic adjustment program, the term of which extends through 2015 and is jointly supported by the IMF and eurozone member states. This Program will replace the original program of EUR 110 billion, agreed in May 2010, for the period 2010-2013 and had the form of a cooperative package of IMF and eurozone member states funding. The international assistance loans disbursed under the original program amounted to EUR 73 billion. Of this amount, EUR 52.9 billion has been sourced from eurozone member states, and EUR 19.9 billion from the IMF. In the Program, for the years 2012-2015, eurozone member states through the EFSF and the IMF commit the undisbursed amounts from the first program, plus an additional EUR 130 billion, covering Greece's expected funding needs fully for the three-year period. During this period, the EFSF could provide an overall amount of EUR 144.7 billion, while the IMF will contribute EUR 28 billion during four years under its extended fund facility (EFF mechanism). The Program will be heavily front-loaded, especially regarding financing from eurozone member states—disbursements of about EUR 75 billion is expected to occur in the first half of 2012—to fund EUR 35.7 billion of PSI debt enhancements and accrued interest and EUR 25 billion to recapitalize Greek banks through the HFSF. The IMF contribution of EUR 28 billion will be disbursed in 17 equal tranches over a four-year period ending 2015.

        The disbursements of financial assistance to Greece are conditional on quarterly reviews for the duration of the arrangement. The release of the tranches by the lenders will be based on observance of quantitative performance criteria and a positive evaluation of progress made with respect to policy criteria set by the memorandum of economic and financial policies (MEFP) and the Memorandum underlying the Program and committed to by the Greek government. Moreover, in April 2012, the Greek parliament passed new legislation prioritizing government debt service obligations to private and official holders of Greek debt over any other fiscal use of Program funding, and the same is committed to occur with primary budget surpluses which are expected to be achieved from 2013 onwards.

        The Program also sets forth a blueprint for the stabilization of public finances and the economy of Greece and safeguarding financial stability in Greece. Overall, the implementation of the growth-enhancing structural reforms gains prominence in the overall implementation of the Program, while the debt restructuring and higher official financing allows a more realistic pace of fiscal adjustment and a more gradual privatization process. Specifically, the strategy is primarily based on expenditure reduction so as to achieve a primary surplus of 1.8% of GDP in 2013, and 4.5% of GDP for the period 2014-2020 and the timely and decisive implementation of growth enhancing structural reforms. The Program also foresees more aggressive nominal wage adjustments and benefit cuts, to reduce costs and thus improve price competitiveness, and permit Greece's transition to a more investment and export-led growth model.

        The main elements of the Program are as follows:

  •
  Direct measures to improve Greek competitiveness through an internal devaluation comprising: (a) making collective bargaining more effective; (b) reducing the minimum wage by 22%; (c) lowering non-wage labor costs; and (d) liberalizing services and professions.

  •
  Gradual fiscal adjustment built on structural expenditure reforms and improvements in tax collection.

  •
  Fiscal adjustment will be back-loaded to 2013-2014 in view of the short-term deflationary impact in 2012 from the internal devaluation. New permanent expenditure measures equivalent to 5.5% of GDP, necessary to reach the 2014 primary surplus of 4.5% of GDP, will be identified as a condition for completing the first program review (in late May or early June 2012).

  •
  Measures to restore financial sector stability. Significant resources—of the order of EUR 50 billion—will be set aside in the Program to help banks cope with the impact of the recession and of restructuring of government debt. Through the terms of the bank's recapitalization, which have yet to be determined, the desire for private sector management and effective control of the banking sector will be balanced with the need to safeguard the taxpayers' significant capital injection. In addition, the framework for bank resolution and recapitalization and for financial sector oversight will also be strengthened, to ensure effective stewardship of bank recapitalization funds.

        The adjustment process will be also based on a successful completion of an ambitious privatization agenda, which has been adapted to the current conjuncture and the impact of recession on asset valuations. Similarly, the ambitious structural reform agenda includes measures to increase fiscal efficiency, strengthen Greece's institutional capacity and improve efficiency of the labor market and product and service markets.

        At the same time, Greece is receiving an unprecedented level of technical assistance—with a view to enhancing the government's capacity to implement policies—coordinated by the EU Commission's taskforce under the guidance of the European Commission, Member States, and the IMF. The assistance concerns several areas which are crucial for the success of the Program, such as tax administration and the fight against tax evasion, public financial management, public administration and business environment reforms.

        Against this background, the Greek economy continues to face significant short-term challenges. Economic activity is expected to continue on a downward trend in 2012, declining by around 5.0% year-on-year (according to the latest IMF, EU program forecasts), hampered by additional fiscal policy tightening and further reductions in private and public sector wages and pensions, continuing high uncertainty and high international oil prices. Consequently, labor market conditions will deteriorate further, likely increasing social fatigue and social tensions. At the same time, the support from the export sector, and especially tourism, will be lower compared with 2011, mainly due to the weaker outlook of eurozone economies.

        At the same time political risks linked to the result of the parliamentary elections of May 6, 2012 create uncertainty about policy implementation efficiency and step up structural reform effort (the Troika has already sought political assurances from large political parties to ensure continuity in policy implementation). Nonetheless, potential delays in the formation of a new government post-election, as well as a weak parliamentary majority of the parties supporting the Program over others that are opposed to IMF/EU support could pose significant risks to the implementation of the Program. Similarly, the eurozone member states' commitment to provide long-term support to Greece on adequate terms is subject to significant risks related not only with Greece's ability to avoid any additional slippages in the implementation of the Program but also to increasing discontent of public opinion in these countries regarding support to Greece.

        The large losses experienced by private creditors from the PSI exchange in conjunction with the still high level of Greek sovereign debt post-PSI (above 120% until 2019) render an improvement of market sentiment and a significant upward revision of sovereign ratings of the country highly unlikely for the short-to-medium-term. In this respect, valuations of the Greek state assets (and thus privatization revenue budgeted in the Program) remain subject to substantial risks. A failure to successfully implement the Program may lead to termination of the financial support by the IMF and the EU, which would create the conditions for a new credit event with respect to Hellenic Republic debt or lead to a default by the Hellenic Republic on its debt which will include both marketable instruments and official EU loans.

        Even if the Hellenic Republic successfully implements the Program, government debt as a percentage of GDP is projected in the Program to rise to approximately 160% of GDP in 2013 and it remains uncertain whether the Greek economy will grow sufficiently to ease the financing constraints of the Hellenic Republic. These concerns may result in a credit event with respect to the Hellenic Republic occurring earlier and prior to the completion of the Program.

        A failure of the Program to result in a marked improvement in the Greek economy would have significant consequences on the Bank. After the completion of PSI, our holdings of Greek government bonds amount to EUR 4.8 billion, and we have additional exposure to Greek treasury bills of EUR 2.3 billion and other Greek government debt of EUR 8.8 billion. If another credit event with respect to the Greek government debt or an additional restructuring of Greek government debt were to occur, our regulatory capital would be severely affected due to our direct exposure to Hellenic Republic debt, requiring the Bank to raise additional capital and thus diluting existing shareholders significantly. Furthermore, there would be no assurance that the Bank could raise all of the required additional capital on acceptable terms.

        Similar developments could be triggered by any further significant deterioration of global economic conditions, including the credit profile of other EU countries such as Ireland, Portugal or Spain or the creditworthiness of Greek or international banks . Any of these events may give rise to concerns regarding the ability of the Hellenic Republic to meet its funding needs. These developments could:

  •
  further directly impact the carrying amount of our portfolio of Greek government debt;

  •
  severely affect our ability to raise capital and meet minimum regulatory capital requirements; and

  •
  severely limit our ability to access liquidity.

  Impairment of Greek government bonds

        For the impairment of Greek government bonds and the related accounting treatment, see Item 4.B, "Business Overview—The macroeconomic environment in Greece—The Hellenic Republic's economic crisis, the successful sovereign debt restructuring (PSI) and the agreement on the Program for Greece" and Item 5 "Operating and Financial Review and Prospects—Critical Accounting Policies, Estimates and Judgments—Other-Than-Temporary-Impairment of Greek government bonds due to PSI", respectively.

  The Hellenic Republic Bank Support Plan

        The Program provides additional capital for the Greek banking sector and is, in addition to the Hellenic Republic Bank Support Plan, approved by the Greek Parliament in response to the difficult funding conditions in 2008 originally approved for EUR 28 billion in 2008 and augmented the support plan by EUR 40 billion in 2010 and another EUR 30 billion in 2011. For more information on the Hellenic Republic Bank Support Plan, see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic Bank Support Plan". The Hellenic Republic Bank Support Plan, as amended, comprises three tranches or pillars:

  •
  Pillar I:  up to EUR 5 billion in preference share capital designed to increase Tier I ratios of participating banks;

  •
  Pillar II:  up to EUR 85 billion in Hellenic Republic guarantees for short-term borrowings of participating banks (originally only EUR 15 billion); and

  •
  Pillar III:  up to EUR 8 billion in short-term debt floating rate notes issued to the participating banks by the Public Debt Management Agency.

        For the financings under the Hellenic Republic Bank Support Plan, see Item 5.B, "Liquidity and Capital Resources—Financing Under the Hellenic Republic Bank Support Plan".

Continuing Challenges in the Global Economy

        Our performance has been and will continue to be influenced by the difficult economic conditions in Greece and in the countries in which we operate, particularly in SEE. The outlook for the global economy over the short to medium term remains challenging, with the consequent impact on prospects for stabilization and improvement of economic and financial conditions in Greece. In addition, the global financial system has yet to fully overcome the difficulties which first manifested themselves in August 2007, and were intensified by the bankruptcy filing of Lehman Brothers in September 2008. Financial markets conditions have remained challenging and in certain respects, have deteriorated. In addition, there is a contagion risk for banks in the EU stemming from the downgrades of European States, as experienced in Greece, and related market participants. To the extent this affects other EU economies and their banking systems, it could pose a common threat to EU banks generally. Moreover, contagion may extend to banks outside the EU, in particular to those economies on the periphery of the EU, such as Turkey and SEE. As a result of these turbulent conditions in the global financial markets, there is ongoing significant deterioration in the interbank and term funding markets as well as a material reduction in the availability of longer-term funding. Furthermore, these conditions have led to deterioration in the operating conditions for many of the Group's clients, adversely affecting demand for new lending as well as increasing stress on the asset quality of the Group's loan portfolio.

        In response to this economic instability and illiquidity in the market, a number of governments, including the governments of Greece (as described above), the other EU member states and the United States have intervened in the global financial markets on an unprecedented scale during the periods covered by this discussion, including through the Program. Despite such measures, the volatility and disruption of the capital and credit markets have continued, with many forecasts predicting only modest GDP growth or, in some EU countries, such as Greece, GDP declined during 2011. These conditions have exerted, and may continue to exert, downward pressure on asset prices and on the availability and cost of credit for financial institutions, including the Group, and will continue to impact the credit quality of the Group's customers and counterparties. These conditions, alone or in combination with regulatory changes or actions of other market participants, may cause the Group to incur losses or to experience further reductions in business activity, increased funding costs and funding pressures, lower share prices, decreased asset values, additional write-downs and impairment charges and lower profitability.

Increasing Importance of Turkish Operations, Finansbank

        Turkish operations through Finansbank, our Turkish subsidiary, represented 19.4% of our gross loans as at December 31, 2011 (compared to 18.9% as at December 31, 2010), accounted for 30.3% of our net interest income before provisions for loan losses and contributed EUR 375.9 million to our net income for the year ended December 31, 2011 (compared to 31.9% and EUR 454.5 million respectively for the year ended December 31, 2010). Concurrently with our announcement of the rights offering in September 2010, we announced that we are exploring opportunities to realize value for our shareholders from the growth of our business in Turkey and create an additional capital market access point for the Group through the Finansbank Offering. We currently intend to complete this offering when market conditions are favorable; however, our decision to proceed with the Finansbank Offering and its timing are subject to various considerations, including market conditions, offer size and structure and obtaining all necessary regulatory and other approvals.

        If we successfully complete the Finansbank Offering, it will reduce Finansbank's contribution to the Group's profit attributable to NBG equity shareholders going forward. However, we believe that the successful completion of such a sale is likely to benefit the Group in the following ways:

  •
  segregating the growth profile of the Turkish business from concerns about the difficult Greek macroeconomic conditions should better position Finansbank's businesses to the advantage of the region's anticipated return to a growth trajectory;

  •
  increasing Finansbank's independence and creating an additional capital market access point should further facilitate growth in the Turkish markets; and

  •
  realizing the value of any such sale to the Group and our shareholders will further strengthen our capital base and help us face the challenges ahead.

Non-accruing Loans and write-offs

        Our level of non-accruing loans increased from 8.1% of our loans portfolio at December 31, 2010 to 15.1% at December 31, 2011, and subsequently it has increased even further. We have made the necessary allowances for non-accruing loans as at December 31, 2011, as appropriate in accordance with our provisioning policy, and having taken into account any collateral with respect to such loans. The effect of the economic crisis in Greece, the implementation of the Program and adverse macroeconomic conditions in the countries in which we operate may result in adverse effects on the credit quality of our borrowers, with increasing delinquencies and defaults. Provisions will continue to negatively affect net income in 2012. We also have provided for other probable losses inherent to the portfolio to the extent such losses are reasonably estimable. See Item 4.E, "Information on the Company-Selected Statistical Data—Credit Quality—Allowance for Loan Losses—Methodology".

        Non-accruing loans generally remain on our balance sheet significantly longer than would be the case for banks in Western European countries.

        The Group's write-off policy prescribes which loans and receivables fall into its scope and the criteria that must be met for each type of asset in order for each write-off to be approved by the relevant competent committee. Loan amounts to be written off for accounting purposes are individually identified and fully provided for. For all loan amounts written-off for accounting purposes, documentation is retained and is available to evidence and support the reasoning for the write-off and that the appropriate actions have been taken.

        The following factors are taken into consideration when qualifying a loan for write-off: (i) the past due status of the loan; (ii) the existence of collateral held by the Group; to secure the loan and the ability to liquidate that collateral; (iii) the status of legal actions undertaken by the Group as well as the results of recent research regarding the borrower's real property (however, completion of such legal actions is not a necessary condition to write-off a loan if the claim against the borrower would remain valid after the loan is written-off); (iv) the existence of other assets held by the borrower identified through available databases; and (v) an assessment of the costs expected to be incurred for pursuing recovery compared to the expected recovery.

        In particular:

  •
  Mortgages are written-off for accounting purposes after a maximum period in past-due of at least 10 years and when there is no realistic prospect of recovering those amounts. The competent business units ensure that all appropriate actions have been taken in order to collect and no further recovery action is possible or practicable.

  •
  Unsecured consumer, credit card and SBL exposures are written-off for accounting purposes after a maximum period in past-due of at least 60 months after the agreement is terminated.

  •
  Corporate and secured SBL exposures are considered for write-off for accounting purposes on a case by case analysis, based on the general requirements (i)-(v) above.

        In specific cases corroborated with legal evidence, such as for example fraud or bankruptcy of the borrower, exposures can be written-off for accounting purposes regardless of whether the above criteria are satisfied. Written-off loans, either retail or corporate, are monitored until completion and exhaustion of legal actions having taken into consideration of the efforts and cost required. Write-offs are approved by each competent committee in accordance with its authority limits prescribed in its charter. See Item 4.E, "Selected Statistical Data—Credit Quality—Non-accruing Loans, Allowance for Loan Losses, and Loan Loss Experience".

        As part of our strategy to preserve the quality of our loan portfolio, we have improved our methods of assessing credit quality in our loan portfolio. In Greece, we have taken and are continuing to take steps to improve our credit approval and risk management procedures in order to reduce the amount of non-accruing loans that occur in the future. See Item 4.E, "Selected Statistical Data—Credit Quality". Our credit procedures ensure consistency in the loan approval process throughout the Bank while tailoring this process to meet the specific needs of the Bank's borrowers. We have established centralized credit centers, thereby removing the decision-making discretion for loan approval from our branches. We have also established special divisions to monitor and strengthen our position with respect to delinquent commercial and consumer loans by working flexibly with clients (i.e., restructuring payments and taking additional collateral) to help them meet their payment obligations. See Item 4.E, "Selected Statistical Data—Credit Quality".

        Outside of Greece, we are in the process of fully harmonizing credit approval and credit review policies throughout the Group's lending operations in order to reduce future non-accruing loans. For a discussion of these policies at the various Group banks, see Item 4.E, "Selected Statistical Data—Credit Quality".

Disposal of Non-Core Assets

        As part of our strategy to streamline our operations, we are disposing of certain investments in non-core businesses. In 2009, we disposed of 20% of Social Securities Funds Management S.A., which limited our participation to 20%, for a consideration of EUR 1.3 million and our non-controlling shareholding in Phosphoric Fertilizers Industry S.A. for a consideration of EUR 18.9 million. In addition, the Group received proceeds of approximately EUR 21.0 million in 2009, EUR 6.8 million in 2010 and EUR 15.5 million in 2011 from disposals of various real estate property holdings. We expect to continue divestitures of non-core assets in the future when circumstances permit.

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

        We have also achieved further reductions in our cost base through voluntary retirements taken by certain employees of the Bank, as discussed above, allowing us to hire replacement and restricted personnel at a lower overall cost as well as with no salary increases. Specifically, in 2011 salaries, employee benefits and voluntary early retirement schemes in Greece on a comparable basis decreased by 5.7% year-on-year (see also below Item 5.A, "Operating Results-Results of Operations for the year ended December 31, 2011 compared with the year ended December 31, 2010 (as restated)".

Pension Reform

        In accordance with Greek Law 3655/2008, applicable from April 2008, the Bank's main pension plan, which was a defined-contribution plan, has been incorporated into the main pension branch of the state sponsored social security fund IKA - ETAM as of August 1, 2008. Pursuant to Greek Law 3655/2008, the Bank will contribute EUR 25.5 million per annum into IKA - ETAM for 15 years starting from December 2009. This legislation also prescribes that employer contributions made by the Bank will be reduced every three years in equal increments starting from 2013 from 26.5% until they reach 13.3% for employees who joined any social security plan prior to January 1, 1993. Employer contributions for employees who joined any social security fund after January 1, 1993, will remain at 13.3%. See Item 6.D, "Employees".

        In addition, in 2005 and 2006, the Hellenic Republic passed legislation permitting bank employee auxiliary pension schemes to merge with the new ETAT. In connection with the proposed merger of the Bank's employee auxiliary schemes with ETAT, we expect to incur a substantial one-time expense, in accordance with an actuarial estimate, which will be commissioned on that time.

Income Tax and Taxation of Reserves

        The applicable Greek statutory corporation income tax rate was 25% for 2009, 24% for 2010 and 20% for 2011.

        On February 14, 2012, Greek Law 4046/2012 was enacted and effectively extends the period over which the tax losses realized on implementation of the PSI exchange may be utilized from a five year loss carry forward to an amortization period over the life of the New Greek government bonds.

        On March 31, 2011, Greek Law 3943/2011 was enacted, according to which the nominal corporation tax rate is reduced to 20% for the periods commencing from January 1, 2011. Furthermore, upon profit distribution, approved by the general meetings of the shareholders as from January 1, 2012 and onwards, a 25% withholding tax is imposed on distributed profits. In particular, the distribution of profits approved in 2011 were subject to a withholding tax of 21%.

        On May 6, 2010, Greek Law 3845/2010 was enacted, according to which entities with total net income in excess of EUR 100 thousand were required to pay a special tax levy for purposes of reducing the State deficit as agreed with the IMF and the EU. The tax levy accrued to the Group's current year income statement amounted to EUR 26.1 million.

        In accordance with Greek Law 3842/2010 the receivable amount of withholding taxes which was reflected in the Bank's corporation tax returns for the year 2009 was not refundable provided that it related to taxes withheld on bond interest income. In this respect the Bank recognized in the income statement the amount of EUR 53.0 million.

        On December 10, 2009, Greek Law 3808/2009 was enacted, according to which entities with profits exceeding EUR 5 million in 2008, were required to pay a special tax levy calculated on the higher of the taxable profits or IFRS profits reported for that year. The tax levy accrued to the Group's income statement in 2009, amounted to EUR 47.7 million.

Critical Accounting Policies, Estimates and Judgments

        The preparation of financial statements in accordance with U.S. GAAP requires management to make a number of judgments, estimates and assumptions that affect the reported amount of assets, liabilities, income and expense in our U.S. GAAP Financial Statements and accompanying notes. We believe that the judgments, estimates and assumptions used in the preparation of our U.S. GAAP Financial Statements are appropriate given the factual circumstances as of December 31, 2011.

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

Going concern

        The crisis in the Greek economy resulted in impairment losses recorded in several classes of assets, such as Greek government bonds and other loans in Greece (see Note 11 and Note 13 to the U.S. GAAP Financial Statements). This has adversely impacted the financial position, the results of operations, cash flows and regulatory ratios of the Bank, and consequently of the Group. Furthermore, the crisis has limited the Bank's access to liquidity from other financial institutions.

        In addition, during 2011 the Bank has relied on the Eurosystem liquidity facilities.

        Article 47 of Greek Law 2190/1920 requires any entity whose total equity is less than 50% of its share capital to convene a shareholders' meeting within six months after its prior year end to approve actions for improving this ratio. In addition article 48 of Greek Law 2190/1920 provides that an entity whose total equity is less than 10% of its share capital and whose shareholders' meeting fails to take any decision for the restoration of the equity ratio may be liquidated following a court decision, which may be requested by anyone who has a legitimate interest.

        At December 31, 2011, the Group's capital adequacy ratio was below the minimum threshold of 8.0% (negative 2.6%). The amount required for the restoration of the capital adequacy ratio to 8.0% is estimated by the Bank of Greece at EUR 6.9 billion.

        The going concern of the Bank is dependent on (a) raising sufficient funds to restore the Group's and the Bank's financial positions and maintain adequate levels of capital and (b) the continuing reliance on and the continuation of the Eurosystem liquidity facilities. The Directors have considered the following main factors in concluding that the Group and the Bank can continue to operate for the foreseeable future:

  •
  The Group's and the Bank's funding and capital plans for the next 12 months from the date of approval of these accounts assume continuing reliance on and the continuation of these measures. These plans have been shared with the Bank of Greece.

  •
  The recapitalization plan for Greek banks forms an integral part of the financial assistance under the Program.

        The Program, which has already been approved by the Troika along with a specific sequence of disbursements, commits funds for the recapitalization plan, amounting up to EUR 50 billion and is now in the implementation phase under the auspices of the Bank of Greece. The main features of this Program are:

  a)
  All Greek banks are required to achieve a Core Tier I capital ratio of 9% by September 2012 and 10% by June 2013. In addition, banks' capital needs will be determined on the basis of a requirement to maintain a 7% Core Tier I capital ratio under a three-year adverse stress scenario;

  b)
  from January 1, 2012 until the Group achieves the minimum level of capital required, the Bank of Greece will allow the Bank to operate at a Core Tier I ratio lower than 9%;

  c)
  the Bank of Greece, with the support of external consultants, is undertaking a comprehensive assessment of the banks' capital needs and viability. This assessment will be based on a stress-test exercise built, inter alia, on the results from an independent loan diagnostic exercise, the PSI impact, and the business and capital plans that banks have already submitted, and will be revised in accordance with Bank of Greece's comments, by the April 30, 2012;

  d)
  banks that are deemed viable based on their business and capital raising plans, as assessed by the Bank of Greece, will be given the opportunity to raise capital in the market, prior to September 30, 2012. Residual capital needs will be met from public support from the HFSF through common shares with restricted voting rights or contingent convertible bonds, in a manner that preserves private sector incentives to inject capital; and

  e)
  The voting rights of the common shares held by the HFSF will be strictly limited to specific strategic decisions, unless the private participation in the form of common shares is less than a given minimum percentage of the banks' total capital needs (to be defined in a separate law).

        The Directors consider that it is appropriate to continue to adopt the going concern basis in preparing the financial statements for the Group and the Bank because:

  a)
  Although the Bank has received no guarantees, the Directors have a reasonable expectation that the Bank will continue to have access to the Eurosystem liquidity facilities.

  b)
  The temporary measures provided by the Bank of Greece and the ECB as described above in relation to the minimum capital requirements will give the Bank enough time to raise the necessary capital or to tap into the facility provided by the HFSF.

        In its letter to the Bank on April 20, 2012, the HFSF stated that, on April 19, 2012 the Bank of Greece replied to HFSF with the following:

  a)
  The Bank is evaluated as viable;

  b)
  the Bank submitted a business plan that includes the time schedule for the implementation of the capital actions described therein, and this plan is evaluated as viable and reliable;

  c)
  The amount required for the restoration of the capital adequacy ratio to the minimum 8% is estimated by the Bank of Greece at EUR 6.9 billion;

  d)
  The HFSF should officially reply to the Bank that it intends to participate in the share capital increase or in the issuance of a convertible bond by the Bank under the provisions of Greek Law 3864/2010, up to the amount that has been determined by the Bank of Greece and is adequate to restore the Group's capital adequacy ratio i.e. EUR 6.9 billion.

        In the same letter to the Bank, HFSF stated that it will participate in the share capital increase or in the issuance of a convertible bond by the Bank up to the amount of EUR 6.9 billion. Furthermore, the HFSF stated that it will cover any amount of unsubscribed share capital and/or the convertible bonds and that this commitment is valid until September 30, 2012.

Recognition and measurement of financial instruments at fair value

        Financial assets and liabilities that are trading instruments or are designated at fair value are recorded at fair value on the balance sheet date, with changes in fair value reflected in net trading loss in the income statement. Financial assets that are classified as AFS are recorded at fair value on the balance sheet date, with changes in fair value reflected in "Other comprehensive income". Judgment is involved in the determination of financial instruments to be designated at fair value in accordance with ASC 825 "Financial Instruments", such as loans, deposits and long-term debt. For more information on financial instruments designated at fair value, see Note 13 "Loans and allowance for loan losses", Note 19 "Deposits", Note 24 "Long-term debt" and Note 36 "Fair Value of Financial Instruments" to the U.S. GAAP Financial Statements.

        The Group's management exercises judgment in determining the fair value of financial assets and liabilities. For exchange traded financial instruments, fair value is based generally on quoted market prices for the specific instrument. Where no active market exists, or where quoted prices are not otherwise available, we determine fair value using a variety of valuation techniques. These include present value methods, models based on observable input parameters, and models where some of the input parameters are unobservable. The Group considers the impact of both the credit risk of its counterparties, as well as its own creditworthiness in determining fair value of financial instruments, including over-the-counter derivative instruments and financial liabilities designated at fair value in accordance with ASC 825. This impact is estimated by calculating a separate CVA for each counterparty to which the Group has exposure. The calculation considers expected exposures generated using simulation techniques, as well as netting agreements and collateral postings. Furthermore, the CVA is based on expected loss rates derived from CDS rates observed in the market. If these are not available then we apply the regulatory risk weight that corresponds to the internal rating of the counterparty, or to unrated counterparties, if no internal rating is available. With respect to own credit risk, the Group estimates a debit value adjustment ("DVA") by applying a methodology symmetric to the one applied for CVA. The bilateral CVA recognized by the Group at December 31, 2010 and 2011 amounted to a cumulative loss of EUR 92.0 million and a cumulative gain of EUR 158.7 million, respectively. The gain in 2011 is attributed mainly to the high DVA due to the Bank's increased CDS rate. The Group seeks to reduce counterparty risk by standardizing relationships with counterparties through International Swaps and Derivatives Association, Inc. ("ISDA") and Global Master Repurchase Agreement ("GMRA") contracts, which encompass all necessary netting and margining clauses. Additionally, for almost all active counterparties in over-the-counter transactions, Credit Support Annexes (CSAs) have been put into effect, so that net current exposures are managed through margin accounts on a daily basis, through the exchange of cash collateral. For a further discussion on the management of counterparty credit risk and the effect of a change in interest rates and foreign exchange rates on our portfolio see Item 11, "Quantitative and Qualitative Disclosures about Market Risk", in this document.

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

        As of December 31, 2011, Level 3 assets amounted to EUR 4,248.5 million, which included EUR 292.4 million in trading assets, EUR 73.2 million in derivative assets, EUR 3,873.6 million in AFS securities and EUR 9.3 million in other assets. Level 3 assets represent 27.3% of assets measured at fair value (or 4.1% of total assets). As of December 31, 2011 Level 3 liabilities amounted to EUR 10.9 million, all of which relate to derivative liabilities. Level 3 liabilities represent 0.1% of the liabilities measured at fair value (or 0.0% of total liabilities). Level 3 financial instruments at December 31, 2011 include:

  (a)
  Greek government bonds that were eligible for the PSI transferred into Level 3 at December 31, 2011 because the fair market value was based on a discount rate of 12%, which was derived from an internal analysis (see Other-Than-Temporary-Impairment of Greek government bonds due to PSI, below).

  (b)
  Derivative products, which are valued using valuation techniques with significant unobservable inputs, including certain correlation products, such as correlation between various interest indices or correlation between various currencies. They also include products where implied volatility represents a significant input and derivatives for which the CVA is based on significant unobservable inputs and the amount of the CVA is significant relative to the total fair value of the derivative.

  (c)
  Securities at fair value through profit or loss and AFS securities, which are valued using valuation techniques with significant unobservable inputs, principally comprised of securities that require correlation between various interest indices.

  (d)
  Available-for-sale corporate bonds, transferred into Level 3 at December 31, 2011 because the fair value was estimated based on the prices with which the issuers completed tender offers with respect to these or similar instruments.

        See Note 36 to the U.S. GAAP Financial Statements for a table that presents the fair value of Level 1, 2 and 3 assets and liabilities as at December 31, 2011.

        Although a significant degree of judgment is, in some cases, required in establishing fair values, management believes the fair values recorded in our balance sheet and the changes in fair values recorded in our income statement are prudent and reflective of the underlying economics, based on the controls and procedural safeguards we employ.

        Further details on this subject are given in Note 3 and Note 36 to the U.S. GAAP Financial Statements.

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

        The reporting units utilized for goodwill impairment tests are the business segments or one level below the business segments, based on the level at which discrete financial information is available, and management regularly reviews the operating results of that unit. The reporting units where significant goodwill is allocated are the Turkish banking operations and the Serbian operations within the International banking segment. The goodwill relates to the acquisitions of Finansbank and Vojvodjanska Banka.

        Goodwill is tested for impairment annually, at December 31. In 2011, in step 1 of the goodwill impairment test the fair value of the above reporting units was estimated using the income approach and in particular the Dividend Discount Model ("DDM") because (a) the reporting units consist of subsidiaries of the Group, and therefore their operations are directed by the Group, (b) the DDM incorporates the earnings variability associated with the restructuring of these subsidiaries operations following their acquisition, and (c) the DDM incorporates management's views of the near and medium term as well as detailed views of current and near future market conditions and strategy.

        The DDM is based on management's forecasts, long-term growth rates based on the respective country GDP rates adjusted for inflation and discount rates based on observable market long term government bond yields and average industry betas.

        The result of the DDM is cross-checked with other valuation methods, such as book value and earnings market multiples. These multiples corroborate the result or the DDM.

        Underlying assumptions to the valuation models are: that the entities comprising these reporting units will remain subsidiaries of the Group, that the general macroeconomic and political conditions in the respective markets will remain stable, that economic activity will continue to grow in the medium term and that the reporting units will continue to be able to fund their operations. If any of these conditions changes in the future, it may reduce the value of the reporting units and cause an impairment charge with respect to goodwill.

        The methodology applied has not changed since the previous assessment; however, the estimated cash flows were updated to reflect the current management estimates and market conditions.

        Based on the results of step 1 of the impairment test, we determined that the fair value of Turkish banking operations, based on a 6.8% (2010: 5.8%) terminal growth rate and 18.1% (2010: 17.7%) pretax discount rate, exceeded the carrying amount by EUR 0.1 billion (2010: EUR 0.6 billion). A 1% increase in the discount rate or a 1% decrease in the terminal growth rate would decrease the fair value by approximately EUR 0.3 billion (2010: EUR 0.4 billion) and EUR 0.2 billion (2010: EUR 0.3 billion) respectively. In addition, a 5% decrease in the forecast amounts available for dividends would decrease the fair value by approximately EUR 0.2 billion (2010: EUR 0.2 billion).

        The fair value of Serbian operations, based on a 8.0% (2010: 8.0%) terminal growth rate and 13.53% (2010: 13.74%) pre tax discount rate, was less than the carrying amount by EUR 80.8 million (2010: greater by EUR 169.2 million). A 1% increase in the discount rate or a 1% decrease in the terminal growth rate would decrease the fair value by EUR 57.1 million (2010: EUR 95.1 million) and EUR 47.4 million (2010: EUR 77.8 million) respectively. In addition, a 5% decrease in the forecast pre-tax earnings would decrease the fair value by EUR 16.8 million (2010: EUR 29.7 million). Based on the results of step 1 of the impairment test for Serbian operations, we performed step 2 of the impairment test, which resulted in an impairment charge of EUR 100.0 million. Since the DDM is based on management's forecasts that are unobservable inputs, the measurement of the goodwill impairment charge relating Serbian operations is classified as a Level 3 fair value measurement.

        The Group also wrote-off the total amount of goodwill relating to its domestic insurance operations of EUR 236.7 million, due to the continuing adverse developments in the Greek economy and the profound effect of the PSI on the subsidiary's equity. Furthermore, the Group wrote-off EUR 56.5 million and EUR 25.1 million of goodwill relating to certain other domestic and foreign operations, respectively.

        The Group recognized nil impairment losses for goodwill in 2009 and EUR 6.3 million in 2010 relating to private equity fund investments.

        Further details on this subject are given in Note 3 and Note 14 to the U.S. GAAP Financial Statements.

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

        Insurance reserves increased from EUR 2.5 billion in 2010 to EUR 2.8 billion in 2011, due mainly to an improvement in the computational methodology and procedure applied for estimating the parameters used in valuing the liabilities for the health riders for closed portfolio of hospitalization policies (ECU contracts). In particular, during the past two years we collected and verified historical data and portfolio losses and calculated up to date statistical data, which is based on our existing portfolio and is supported by our historical experience. Therefore, we believe that this data provides the maximum reliable and representative information, and therefore is used as the best estimate in the formulation of appropriate assumptions.

Net periodic benefit cost

        The net periodic benefit cost is actuarially determined using assumed discount rates, assumed rates of compensation increase and the expected return on plan assets. These assumptions are ultimately determined by reviewing the Group's salary increases each year. The expected long-term return on plan assets represents management's expectation of the average rate of earnings on the funds invested to provide for the benefits included in the projected benefit obligation. To determine the expected long-term rate of return assumption the Group and its advisors make forward-looking assumptions in the context of historical returns and volatilities for each asset class as well as correlations among asset classes. The expected long-term rate of return assumption is annually adjusted based on revised expectations of future investment performance of the overall capital markets, as well as changes to local regulations affecting investment strategy. The weighted average expected long-term rate of return assumption used in computing the 2011 net periodic pension cost was 5.5% compared to 6.4% for 2010. The rate of compensation increases decreased from 5.1% in 2010 to 3.5% in 2011. The discount rate increased from 5.2% in 2010 to 5.3% in 2011. The change in assumptions and the difference between actual outcomes and assumptions resulted in a net actuarial gain of EUR 14.8 million in 2011. As at December 31, 2011, equity securities of the Bank represented 10% of plan assets of all Group funded defined benefit plans and therefore the performance of plan assets is largely dependent on the performance of the Bank's share price. The impact to the pension benefit obligation, as well as to service and benefit cost if certain assumptions are changed is further disclosed in Note 38, "Employee Benefit Plans", to the U.S. GAAP Financial Statements.

Other-Than-Temporary-Impairment of Greek government bonds due to PSI

        The assessment of impairment for the eligible Greek government bonds as at December 31, 2011 has been performed based on the provisions of ASC 310-20—Investments in Debt and Equity Securities indicating that if the fair value of an investment is less than its amortized cost basis at the balance sheet date of the reporting period for which impairment is assessed, the impairment is either temporary or other than temporary. The Group assessed whether its investments in the eligible Greek government bonds are impaired by comparing the fair value with the amortized cost of these debt instruments. This comparison has indicated that all eligible Greek government bonds are impaired and consequently the Group assessed whether the impairment is other than temporary.

        The Group participated in the PSI (see Item 4.B, "Business Overview—The Macroeconomic Environment in Greece—The Hellenic Republic's Economic Crisis, the successful sovereign debt restructuring (PSI) and the agreement on the Program for Greece") and an exchange of Greek government bonds that were subject to Greek law took place on March 12, 2012 (and for bonds issued by State enterprises and guaranteed by the Hellenic Republic on April 4, 2012), while the exchange of Greek government bonds subject to foreign law was extended until April 25, 2012.

        Based on the terms and the conditions in the Memoranda, and due to financial difficulties of the issuer, the Group does not expect to recover the amortized cost basis of the Greek government bonds eligible for the PSI, and therefore these bonds are other-than-temporarily-impaired. Therefore, as at December 31, 2011 the Group concluded that there was an other than temporary impairment in its portfolio of GGBs and a credit loss was determined as the difference between the fair value of these securities and the amortized cost reflected in the financial statements as at December 31, 2011. Given the significant difficulties of the issuer, the Group concluded that the entire other than temporary impairment was attributable to credit related deterioration and therefore this amount was charged to the income statement.

        The Offer was considered an adjusting event after the reporting period in relation to the annual financial statements for the year ended December 31, 2011, because it provided evidence of conditions that existed at the end of the reporting period. The Group concluded that there was not an active market for GGBs at December 31, 2011 and estimated the fair value at December 31, 2011 based on the contractual cash flows of the new Greek government bonds, a discount rate of 12% and appropriate market information.

        The discount rate was based on the new fundamentals regarding the Hellenic Republic debt (the successful implementation of the PSI, together with the financial assistance under the Program, which is expected to improve the Hellenic Republic's debt sustainability aiming at the reduction of the Hellenic Republic debt to GDP ratio to 120% by 2020, the new reform effort and the escrow account arranged for the new PSI bonds that raises their seniority). Specifically, to arrive at this estimate, we have considered the yields of similarly rated sovereign and corporate entities, and we have analyzed the relationship of credit ratings and public debt with the bond yields for other European countries.

  Greek government bonds not eligible for the PSI

        At December 31, 2011 Greek government bonds held by the Group that were not eligible for exchange comprised of:

  a)
  a bond in the AFS investment securities with nominal amount EUR 1,434.7 million and fair value EUR 1,322.7 million that matures in May 2014 and was received by the Bank in settlement of the Redeemable Preference Shares issued to the Greek State in accordance with Law 3723/2008 (Pillar I) (see Note 32). The fair value was determined by an independent appraiser, as this bond is not quoted in an active market taking into account the credit risk of the Hellenic Republic. The unrealized loss of EUR 27.4 million was recognized in other comprehensive income.

  b)
  a bond in the HTM investment securities issued by the New Economy Development Fund ("TANEO"), a company controlled by the Hellenic Republic, with nominal amount EUR 57.7 million and carrying value EUR 56.0 million that matures in June 2013, and

  c)
  a bond in the AFS investment securities with nominal amount EUR 12.1 million and carrying value EUR 5.0 million that matures in August 2014.

        Consistent with the assessment of the Greek bonds eligible for PSI, the Group has conducted an assessment of whether the decline in fair value below amortized cost is an other-than-temporary-impairment. The Group does not intend to sell these Greek government bonds, and it is not more likely than not to be required to sell them before the recovery of their amortized cost basis. Furthermore, the Group expects to recover the entire amortized cost basis of these bonds, because there is no evidence at the date these financial statements were authorized that there is a loss event that has an impact on the estimated future cash flows associated with these bonds, hence that the future cash flows will not be recovered in accordance with the contractual terms. Accordingly the unrealized losses of these bonds are included within AOCI.

        To arrive at this conclusion the Group has considered that, although the issuer has financial difficulties, there is an expectation that the contractual cash flows will be met due to the guarantees in place as a result of the new Program for economic support for Greece as well as continuous support offered to Greece by the IMF and the Eurozone countries. Further the group gave consideration to the short duration of these bonds as all three bonds mature by 2014, that is within the period of the new Program for economic support for Greece. Furthermore, in reaching that conclusion we also took into consideration the guarantees in place as a result of the new Program for economic support for Greece as well as the continuous support offered to Greece by the IMF and the Eurozone countries.

Furthermore, the Group gave consideration to the short duration of these bonds as all three bonds mature by 2014, that is, within the period of the new Program for economic support for Greece.

        In particular for the bond received in settlement of the Redeemable Preference Shares issued to the Greek State (see (a) above), the Bank also considered that this transaction formed an integral part of the public policy of the Official Sector to support the regulatory capital of the Greek banks in an effort to sustain the systemic stability of the financial sector in Greece. The Hellenic Republic would not benefit from defaulting on this bond since such action would not result to any reduction of the public debt, merely would be more than offset by the increased capitalization needs of the Greek banks and would therefore increase the Greek public debt. This result would have been in clear contradiction to the basic aim of the new Program for economic support for Greece, which was approved by the Heads of State of the Eurozone states and is supervised by the IMF, the ECB and the EU. Additionally, subject to obtaining Bank of Greece and other statutory approvals for the repurchase of the Redeemable Preference shares of a nominal value of EUR 1,350.0 million, the Bank could elect to exchange this bond at its maturity in May 2014 with the Redeemable Preference shares.

        In accordance with Ministerial Decision 2/98029/0023A/17-01-2012, the redemption of the preference shares issued in favor to the Greek State, will, from December 31, 2011 onwards, be effected at the original par value of the preference shares through the exchange of Greek government bonds or treasury bills. At any redemption date the Greek government bonds or treasury bills to be exchanged should have the following characteristics:

  a)
  their nominal value should be of equal to the nominal value of the bonds issued as consideration for the preference shares issued by the Bank

  b)
  their maturity date should be the same or up to one month beyond the corresponding maturity date of the bonds issued as consideration for the preference shares issued by the Bank

  c)
  their market value as at the date of redemption should match their nominal value. If this is not applicable the difference will be settled between the parties in cash.

        For the bond issued by TANEO (see (b) above), the Group also considered that the fair value of the company's investments and the cash and cash equivalents held by TANEO exceeds the total outstanding bond issue and therefore the probability of TANEO defaulting on the bonds it has issued is very small.

        Finally, it is expected that the successful implementation of the PSI together with the financial assistance under the Program agreed by the Eurozone members and the IMF will improve Greece's debt sustainability aiming at the reduction of the Greek debt to GDP ratio to 120% by 2020 (see above). This conclusion is also supported by the statements issued by the Euro summit and the EU Heads of State or Government on October 26, 2011, the Eurogroup statement on February 21, 2012, the press release of the Institute of International Finance (the "IIF") on March 3, 2012 and the statement by the IMF managing director on March 9, 2012.

Other-Than-Temporary-Impairment of other available-for-sale and held-to-maturity financial assets

        Management follows the guidance of ASC 320 and is required to exercise judgment in determining whether an Other-Than-Temporary-Impairment ("OTTI") has occurred in securities classified as AFS or HTM. If an OTTI is identified, the unrealized losses recorded in accumulated other comprehensive income for the impaired security should be reclassified to net income. More information on assumptions and estimates requiring management judgment relating to the assessment of OTTI is provided in Note 3 and details regarding the unrealized losses by type of investment are provided in Note 11 to the U.S. GAAP Financial Statements, together with details regarding the unrealized losses by type of investment.

        During 2011, the Group recognized an OTTI charge of EUR 259.8 million in relation to the majority of its equity securities and mutual fund units held with significant and prolonged unrealized losses. Also during 2011, the Group recognized an OTTI charge of EUR 143.0 million in relation to certain bonds issued by Greek financial institutions, for which the issuers completed tender offers in the first quarter of 2012.

        As at December 31, 2011, the Group had unrealized losses in AFS equity and debt instruments of EUR 35.7 million and EUR 478.2 million, respectively, and in HTM debt instruments of EUR 63.8 million, including EUR 16.7 million losses, which relate to the unamortized balance of the unrealized losses (before tax) that have been recorded in OCI prior to the reclassification in 2010 of certain of the HTM debt instruments from AFS.

        Where cash flows related to an investment are readily determinable, a low level of judgment may be involved. However, where determination of estimated future cash flows requires consideration of a number of variables, some of which may be unobservable, more significant judgment is required. The most significant judgment applied by management relates to OTTI for certain debt securities issued by Greek financial institutions. No OTTI has been recognized for these positions based on management's assessment that the Group neither has the intention to sell nor expects it will be required to sell these securities before the recovery of their respective amortized cost bases, and that the issuers' payment obligations associated with these positions will be met on time and the full amount will be recovered. A key factor considered in this assessment was the existence of the recapitalization plan for the Greek banks (see Item 5.B "Liquidity and Capital Resources—Capital Adequacy") that significantly reduces the likelihood of default of the Greek banks.

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

        Realization of deferred tax assets is dependent on generating sufficient taxable income. Although realization is not assured, the Group believes that the realization of the net deferred tax assets after valuation allowance of EUR 259.1 million at December 31, 2011(see Note 30 to the U.S. GAAP Financial Statements), is more likely than not based upon all available positive and negative evidence in Greece and the other countries where the Group operates. The Group believes this is a critical accounting estimate due to the current market and economic conditions in Greece (see Item 3.D, "Risk Factors—Risks Relating to the Hellenic Republic Economic Crisis".

        A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2008, 2009 and 2010 in the Bank. Such objective evidence limits the ability to consider other subjective evidence in taxable entities where there is a cumulative loss.

        Greek Law 4046/2012 was enacted on February 14, 2012 and effectively extends the period over which the tax losses realized on implementation of the PSI exchange may be utilized from a 5 year loss carry-forward to an amortization period over the life of the New Greek government bonds. The Group will assess in 2012 whether this change in tax law impacts the valuation allowance for deferred tax assets.

A.    Operating Results

Results of Operations for the year ended December 31, 2011 compared with the year ended December 31, 2010 (as restated)

        Overview.    Our net loss for the year ended December 31, 2011, was driven by the significant, negative impact of our participation in the PSI, the exceptionally adverse economic conditions in Greece and the still volatile condition of the economy of the SEE countries. These negative developments were partially offset by the positive impact of the robust performance of the Turkish economy. The Greek GDP declined by 4.2% in 2010 and 6.9% in 2011, leading to another year of recession, and the unemployment rate increased from 14.4% at December 31, 2010, to 17.7% at December 31, 2011. In addition, the pay reduction suffered by state employees and pensioners in 2011 in order to reduce the government expenses as part of the stabilization program jointly supported by the IMF, the ECB and the member States of the eurozone, also affected the ability of consumer borrowers to repay loans, leading to deteriorating performance of the unsecured consumer and mortgage loan portfolio. These events have resulted in significantly higher provisions for loan losses during the year, OTTI charges of EUR 9,173.7 million for debt and equity securities and EUR 1,877.0 million for trading losses in the trading and derivatives portfolio. For these reasons the Group posted in 2011 a net loss attributed to shareholders of EUR 14,539.7 million from EUR 354.8 million in 2010.

        Net Interest Income before provision for loan losses.    Net interest income before provision for loan losses for 2011 was EUR 3,648.2 million, a decrease of 10.7% for 2011, compared to EUR 4,083.6 million in 2010. Net interest margin was at 3.6% in 2011 compared to 3.8% in 2010, despite the pressure from competition in domestic deposit gathering. The components of our net interest income after provision for loan losses for 2010 and 2011 are reflected in the following table:

	Year ended December 31,
	2010 As restated(1)	2011	2010/2011 Change
	(EUR in thousands)		(%)
Interest Income:
Loans	5,007,064	5,050,455	0.9
Securities available-for-sale	700,962	760,414	8.5
Securities held-to-maturity	94,895	123,281	29.9
Trading assets	229,200	191,441	(16.5)
Securities purchased under agreements to resell	13,510	31,646	134.2
Interest-bearing deposits with banks	61,532	63,367	3.0
Other	41,673	39,046	(6.3)

Total interest income	6,148,836	6,259,650	1.8

Interest Expense:
Deposits	(1,821,966)	(2,264,935)	24.3
Securities sold under agreements to repurchase	(75,712)	(122,017)	61.2
Other borrowed funds	(25,391)	(24,914)	(1.9)
Long-term debt	(139,450)	(197,381)	41.5
Other	(2,716)	(2,252)	(17.1)

Total interest expense	(2,065,235)	(2,611,499)	26.5

Net interest income before provision for loan losses	4,083,601	3,648,151	(10.7)
Provision for loan losses	(1,204,995)	(3,703,269)	207.3

Net interest income after provision for loan losses	2,878,606	(55,118)	(101.9)

(1)
See Note 43 to the U.S. GAAP Financial Statements.

        Our total interest income increased by 1.8% to EUR 6,259.7 million for 2011, from EUR 6,148.8 million for 2010. The Group's interest income from loans in 2011 had a small increase of 0.9% compared with 2010, reflecting the benefits from the repricing efforts during 2011, despite the decrease in the Group's total loans of EUR 3,035.6 million.

        Our total interest expense increased by 26.5% to EUR 2,611.5 million for 2011, from EUR 2,065.2 million for 2010, mainly due to higher rates paid for deposits and wholesale funding in all the countries where we operate. Interest expense on deposits increased by 24.3% for 2011 compared with 2010. This is mainly due to the significantly higher rates paid to interest bearing deposits in 2011 compared with 2010. Total deposits decreased to EUR 91.6 billion as at December 31, 2011, from EUR 93.9 billion as at December 31, 2010. This decrease was mainly due to the reduced interest bearing deposits from individuals by EUR 4,983.5 million, although interbank interest-bearing deposits rose to EUR 32.5 billion as at December 31, 2011, as compared with EUR 25.9 billion as at December 2010.

Provision for loan losses and asset quality

        Our provision for loan losses charged to the income statement increased from EUR 1,205.0 million as at December 31, 2010, to EUR 3,703.3 million as at December 31, 2011, or 207.3%. The domestic provision for loan losses charged to the income statement amounted to EUR 3,378.8 million in 2011 compared to EUR 878.1 million in 2010, or an increase of 284.8%. The provision for domestic loan losses includes as at December 31, 2011 an amount of EUR 1,720.4 million relating to the loan to the Hellenic Republic and loans granted to public sector entities, which were included in the list of PSI eligible Greek Government Bonds and loans (see Item 4.E. "Selected Statistical Data—Loan Portfolio"). The remaining balance of EUR 1,658.4 million charged to the income statement reflects the deterioration of the loan portfolio. The provision for foreign loans losses charged to the income statement remained almost stable amounting to EUR 324.5 million as at December 31, 2011 compared to EUR 326.9 million as at December 31, 2010.

        Total impaired loans as at December 31, 2011 amounted to EUR 19,942.0 million, an increase of EUR 11,556.0 million since December 31, 2010. Domestic impaired loans amounted to EUR 16,551.5 million and foreign impaired loans amounted to EUR 3,390.5 million, increased by 194.0% and 23.1% respectively since December 31, 2010 (see Note 13 to the U.S. GAAP Financial Statements).

        Domestic impaired and non-accruing loans increased as at December 31, 2011, as a consequence of the unprecedented economic downturn in the Hellenic Republic, which accelerated in the first months of 2010 and continued through 2010 and 2011 and is evidenced by the worsening macroeconomic environment (see Item 5A. "Operating Results—Results of Operations for the year ended December 31, 2011 compared with the year ended December 31, 2010 (as restated)—Overview").

        Domestic impaired loans for the year ended December 31, 2011, increased from EUR 5,630.6 million as at December 31, 2010 to EUR 16,551.5 million as at December 31, 2011, or 194.0%. This increase is mainly attributed to the classification as impaired of an amount of EUR 6,939.8 million of the other commercial loans relating to (a) the loan to the Hellenic Republic amounting to EUR 5,160.8 million, as at December 31, 2011, and (b) the loans exchanged in the PSI, amounting to EUR 1,779.0 million, as at December 31, 2011, and also to the deterioration of our loan portfolio due to the substantial impact of the recession in the debt servicing. The consumer portfolio and Small Business Loans of our domestic portfolio deteriorated significantly in 2011, with impaired balances increasing by EUR 1,752.0 million, and EUR 435.1 million respectively, since December 31, 2010. Impaired balances of other commercial loans of our domestic portfolio for the year ended December 31, 2011, also increased by EUR 8,733.9 million compared to December 31, 2010, mainly due to the loan to the Hellenic Republic and the loans exchanged in the PSI.

        The increase in non-accruing domestic loans as at December 31, 2011 of EUR 4,375.5 million is due to the following two factors: (a) the deterioration of the quality of our portfolio and (b) the effect from classification in 2011 of loans modified in a trouble debt restructuring as non-accruing, amounting to EUR 2,023.9 million as at December 31, 2011.

        Foreign impaired loans as at December 31, 2011, amounted to EUR 3,390.5 million, increased by EUR 635.1 million or 23.1% compared to December 31, 2010, mainly due to the continuing volatile economic conditions prevailing, since 2009, in the SEE countries in which we operate. Real GDP growth rate in SEE-6 is estimated to have rebounded to 2.1% in 2011 after two consecutive years of negative growth. Unemployment rate confirmed its increasing trend across SEE-6 countries in 2010 and 2011. This unfavorable economic environment directly affected the ability of retail and corporate borrowers to repay loans.

        Foreign non-accruing loans as at December 31, 2011, amounted to EUR 2,743.3 million increased by EUR 666.2 million or 32.1% compared to December 31, 2010. The increase is mainly attributed to the effect from classification in 2011 of loans modified in a trouble debt restructuring as non-accruing amounting to EUR 487.2 million as at December 31, 2011.

        Total write-offs as at December 31, 2011, amounted to EUR 169.5 million, an increase of EUR 29.1 million compared to 2010. Domestic write-offs as at December 31, 2011, amounted to EUR 77.1 million and foreign write-offs amounted to EUR 92.4 million, a decrease of 9.4% and an increase of 67.1% respectively, from the same period in 2010.

Analysis of the change in the allowance for loan losses

	2010	2011
Balance at beginning of year	2,065,178	3,175,405
Provision for loan losses	1,204,995	2,383,529
Provision for loans eligible to PSI	—	1,319,740
Write-offs	(140,371)	(169,512)
Recoveries	23,249	31,200

Net Write-offs	(117,122)	(138,312)
Sale of impaired loans	—	(107,244)
Translation differences	22,354	(82,483)

Allowance at end of year	3,175,405	6,550,635

        Total allowance for loan losses (allowance for impaired and non-impaired loans) at December 31, 2011, amounted to EUR 6,550.6 million, an increase of EUR 3,375.2 million, or 106.3% compared to December 31, 2010. As at December 31, 2011, allowance for impaired domestic and foreign loans amounted to EUR 5,288.0 million and EUR 1,077.8 million respectively, an increase of 161.8% and 18.6% respectively, compared to December 31, 2010.

        The increase in the allowance for loan losses is mainly due to the increase in the provision for loan losses charged to the income statement in 2011 by EUR 2,498.3 million compared to 2010 which includes an amount of EUR 1,720.4 million relating to the provision charge in relation to (a) the loans eligible to PSI, and (b) the loan to the Hellenic Republic.

        The allowance for loan losses as a percentage of total loans increased from 4.0% as of December 31, 2010 to 8.6% as of December 31, 2011, out of which 2.3% is attributed to the allowance for loan losses accounted for in relation to the loan to the Hellenic Republic and the loans exchanged in the PSI, which amounted to EUR 1,720.4 million at December 31, 2011. The remaining increase reflects the increased balance of impaired and non-accruing loans in our portfolio and the higher loss rates applied to most classes of the domestic loan portfolio.

        The ratio of allowance for impaired loans to impaired loans ("impaired coverage ratio") at December 31, 2011, was 31.9%, lower by 301 basis points from the ratio of 34.9% at December 31, 2010. Given that the impaired coverage ratio for the loan to the Hellenic Republic and the loans eligible to PSI amounted to 24.8% at December 31, 2011, impaired coverage ratio on the remaining portfolio has increased to 35.7%, which is mainly due to the higher loss rates applied to the impaired portfolio. The impaired coverage ratios of domestic and foreign loans as at December 31, 2011, were 31.9% and 31.8% respectively. The impaired coverage ratio for the domestic loan portfolio at December 31, 2011, has decreased by 393 basis points from the ratio of 35.9% at December 31, 2010. This decrease is mainly attributed to the effect of the allowance for loan losses of the loan to the Hellenic Republic and the loans eligible to PSI for which the impaired coverage ratio is 24.8%. The impaired coverage ratio on the remaining domestic loan portfolio has increased to 37.1% as at 31 December 2011 which is due to the higher loss rates applied to the remaining impaired domestic portfolio.

        The ratio of allowance for impaired loans to non-accruing loans ("non-accruing coverage ratio") at December 31, 2011, was 55.5%, higher by 993 basis points from the ratio of 45.6% at December 31, 2010. The non-accruing coverage ratio is affected by the effect in the domestic non-accruing coverage ratio of the allowance accounted for the loan to the Hellenic Republic and the loans exchanged in the PSI, since these loans are still accruing. The non-accruing coverage ratio of domestic and foreign loans as at December 31, 2011, was 60.6% and 39.3% respectively.

        The non-accruing coverage ratio for the domestic portfolio increased from 46.5% as at December 31, 2010 to 60.6% as at December 31, 2011, or 1,416 basis points.

        The impaired coverage ratio for the foreign portfolio at December 31, 2011, has decreased by 120 basis points since December 31, 2010, due to the fact that the impaired balances in 2011 increased while a provision for loan losses had been taken in previous years. The non-accruing coverage ratio for the foreign portfolio as at December 31, 2011, decreased by 448 basis points since December 31, 2010. Both ratios were negatively affected by the sale of fully provided impaired loans by Finansbank amounting to EUR 107.2 million. Furthermore, the non-accruing coverage ratio for the foreign portfolio was affected by the significant increase of non-accruing loan balances by EUR 666.2 million, the majority of which includes commercial loans with significant real estate collateral, which outpaced the increase of allowance for loan losses of EUR 168.7 million.

	Year ended December 31,
Components of allowances for loan losses	2010	2011	2010/2011 Change
	(EUR in thousands)%
Specific allowances	564,598	2,811,450	2,246,852	398.0
Coefficient analysis	106,415	198,160	91,745	86.2
Homogeneous analysis	1,451,790	2,424,218	972,428	67.0
Foreign loans	1,052,602	1,116,807	64,205	6.1

Total loan loss allowance	3,175,405	6,550,635	3,375,230	106.3

        All components of our loan allowances have increased during 2011.

        The most significant increase is noted within the specific allowances, which increased almost five times from EUR 564.6 million as at December 31, 2010 to EUR 2,811.4 million as at December 31, 2011. Specific allowances mainly include corporate loans, as well as SBLs to a lesser extent. This increase, combined with the write-offs of corporate loans, reflects the increase of individually assessed customers, the additional allowances on already impaired customers due to the adverse economic conditions, as well as the allowances for loan losses booked for the loan to the Hellenic Republic and the loans exchanged in the PSI.

        Homogeneous allowances, increased during 2011 from EUR 1,451.8 million as at December 31, 2010 to EUR 2,424.2 million as at December 31, 2011. This is in line with the significant increase of our retail non-accruing loans during the same period.

        Coefficient allowances increased from EUR 106.4 million as at December 31, 2010 to EUR 198.2 million as at December 31, 2011, reflecting both the increase of customers provided for using this methodology (i.e. corporate loans with a balance of EUR <750 thousand, see Note 3, "Summary of significant accounting policies" to the U.S. GAAP Financial Statements) as well as a slight downgrading of customers to a credit rating requiring higher loan loss allowances.

        For loans individually assessed and for which a specific allowance for loans losses is estimated, the loss rate is 100% if we do not expect to receive any cash flows from the obligor or the foreclosure of any type of collateral (if any). A write-off may not be made since legal actions may still be pending.

        When the Group determines the amount of allowance for loan losses for our pool of homogeneous loans, loss rates are applied. These loss rates have been produced by our risk models, which collect historical evidence of recoveries spanning across many years. Our analysis of past data has demonstrated that we collect insignificant amounts from the unsecured portion of our portfolio after a period of four years after the loan agreement is legally terminated. Therefore, for this portion of past due loans, a 100% loss allowance is recorded, which represents a full reserve. A write-off may not be made since legal actions may still be pending.

Write-offs

        The decrease in write-offs for domestic operations during 2009 and 2010, resulted from a change in the Bank's policy, which now allows for a period of at least five years before the write-off for the unsecured portfolio. In 2011, write offs levels are still influenced by the change of the write-off policy in relation to unsecured portfolios. Domestic write-offs mainly consist of Corporate and Small business loans individually assessed which have been written-off partially, therefore keeping only the secured balance on balance sheet, or in total.

        Non-interest Income.    Non-interest income decreased to EUR (9,487.0) million for 2011, compared to EUR 667.8 million for 2010. The following table summarizes the principal components of non-interest income during each of the two years ended December 31, 2010 and 2011:

	Year ended December 31,
	2010 As restated(1)	2011	2010/2011 Change
	(EUR in thousands)		(%)
Credit card fees	188,771	198,411	5.1
Service charges on deposit accounts	52,722	78,342	48.6
Other fees and commissions	475,692	435,421	(8.5)
Net trading loss	(1,245,322)	(1,877,038)	(50.7)
Equity in earnings of investees and realized gains/(losses) on disposals	9,245	8,661	(6.3)
Income from insurance operations	1,017,172	777,280	(23.6)
Other	144,081	85,085	(40.9)

Total non-interest income / (loss) excluding gains / (losses) on investment securities	642,361	(293,838)	(145.7)

Net realized gains / (losses) on sales of available for sale securities	114,959	(19,466)	(116.9)
Other-Than-Temporary-Impairment (of which nil was recognized in OCI)	(89,497)	(9,173,713)	—
Net gains / (losses) on available for sale and held to maturity securities	25,462	(9,193,179)	—

Total non-interest income / (loss)	667,823	(9,487,017)	—

(1)
See Note 43 to the U.S. GAAP Financial Statements.

        Our net trading losses consist of valuation losses in our bond portfolio and derivative positions. Net trading losses increased to EUR 1,877.0 million in 2011 from EUR 1,245.3 million in 2010. Other-Than-Temporary-Impairment includes the effect to the income statement of the impairment of Greek government bonds due to Private Sector Involvement and the exchange of the Greek government bonds subject to the PSI (see Note 11 to the U.S. GAAP Financial Statements). The decrease in income from insurance operation reflects mainly (a) the decrease in new policies written in the life insurance single premium bancassurance business, as a result of the lower savings rate caused by the financial crisis and austerity measures, and (b) the decrease in the production of the motor business, as a result of both the financial crisis and the streamlining of the motor policy portfolio.

        Non-interest Expense.    Non-interest expense in 2011 was EUR 4,506.0 million increased by 18.2% compared with EUR 3,812.1 million for 2010.

	Year ended December 31,
			2010/2011 Change
	2010	2011
	(EUR in thousands)		(%)
Salaries, employee benefits and voluntary early retirement schemes	1,511,875	1,426,428	(5.7)
Occupancy and equipment expense	171,919	149,462	(13.1)
Amortization and depreciation	209,216	220,582	5.4
Impairment of goodwill	6,320	418,676	—
Insurance claims, reserves movement, commissions and reinsurance premia ceded	941,589	1,013,879	7.7
Other non-interest expense and deposit insurance premium	971,203	1,276,972	31.4

Total non-interest expense(1)	3,812,122	4,505,999	18.2

(1)
Upon the adoption of SFAS 160 (now codified in ASC 810-10), "Non-controlling interest" is retrospectively not presented within "Non-interest Expense", instead it is presented as an allocation of "Net Income" to the non-controlling interest. For more details, refer to Note 3, "Summary of significant accounting policies—Recently issued accounting pronouncements" to the U.S. GAAP Financial Statements.

        Salaries, employee benefits and voluntary early retirement schemes decreased by 5.7% and amounted to EUR 1,426.4 million in 2011 from EUR 1,511.9 million in the same period in 2010, reflecting the effect of the management's cost-cutting measures. Occupancy and equipment expense decreased by 13.1% in 2011 compared with 2010 due to the ongoing initiatives to reduce non-interest expenses such as rentals in Greece.

        Impairment of goodwill amounted to EUR 418.7 million in 2011, compared to EUR 6.3 million in 2010. In 2011 we recognized an impairment of EUR 236.7 million in our domestic insurance business due to the continuing adverse developments in the Greek economy, EUR 48.6 million in domestic real estate business, EUR 8.0 million in our private equity business and EUR 125.1 million in our SE Europe banking and leasing subsidiaries due to the volatile economic developments in these countries.

        Insurance claims, reserves movement, commissions and reinsurance premia ceded increased by 7.7% in 2011, compared to 2010, due to an increase in lapses as a result of the austerity measures, as well as the strengthening of reserves.

        The increase in other non-interest expense and deposit insurance premium line relates mainly to an amount of EUR 169.9 million regarding staff leaving indemnity contingencies (see Note 25 to the U.S. GAAP Financial Statements).

        Income / (Loss) Before Income Tax.    In 2011, the Group reported losses before income tax of EUR 14,048.1 million compared to loss before income tax of EUR 265.7 million in 2010, principally due to the loss from our participation in the PSI, higher net trading losses and increased provisions made by the Bank and its banking subsidiaries in SEE, in light of deteriorating economic conditions and higher net non-interest expense.

        Income Tax (Expense) / Benefit.    In 2011, we recognized a current tax expense of EUR 153.6 million and a deferred tax expense of EUR 305.7 million compared to a current tax expense of EUR 260.2 million and a deferred tax benefit of EUR 217.9 million in 2010. Our total tax expense in 2011 amounted to EUR 459.3 million compared to EUR 42.3 million in 2010. The applicable Greek statutory corporation income tax rate was 20% for 2011 and 24% for 2010.

        In 2010, in accordance with Law 3842/2010 the Bank recognized a non-recurring tax of EUR 53.0 million, which relates to non-offsettable income taxes and also in accordance with Law 3845/2010, the Group recognized a tax expense of EUR 26.1 million, which relates to a special tax levy on profitable companies.

        Net Income / (Loss) attributable to NBG shareholders.    For the reasons discussed above, net losses attributable to NBG shareholders were EUR 14,539.7 million for 2011, compared to EUR 354.8 million for 2010.

        Exchange Rate Exposure.    The Group is an active participant in the foreign exchange markets and also grants loans denominated in currencies other than the euro. The Group's goal in managing exchange rate exposure is to minimize the effect of exchange rate fluctuations on profitability. The Group adheres to central Bank guidelines and other guidelines applicable to the Group and actively manages its foreign currency position. To the extent that foreign currency-denominated assets are not matched with liabilities denominated in the same currencies, the Group engages in swaps and other economic hedging transactions in order to reduce the effects of these imbalances. Furthermore, following the Group's expansion to Turkey (through the Finansbank acquisition) the exposure to TL has increased. The Group closely monitors its exposure to the TL arising from the net investment in Finansbank and when necessary it engages in swap and other economic hedging transactions in order to reduce the volatility in the Group's equity arising on the translation of Finansbank's net assets from TL to Euro. As at December 31, 2011, 21.2% of the Group's liabilities and 28.7% of the Group's assets were denominated in currencies other than euro, before taking into account economic hedging transactions. For more information on foreign exchange risk see Item 11, "Quantitative and Qualitative Disclosures About Market Risk".

Results of Operations for the year ended December 31, 2010, compared with the year ended December 31, 2009 (both as restated)

        Overview.    Our results for the year ended December 31, 2010 were significantly impacted by the exceptionally adverse economic conditions, extraordinary tax charges and the substantial losses from the fall in the price of Greek sovereign bonds. These events have resulted in significantly higher provisions for loan losses during the year and OTTI charges of EUR 89.5 million for debt and equity securities and trading losses of EUR 1,245.3 million in the trading securities and derivatives portfolio. Lower income from non-core asset disposals in 2010 also contributed to the 190.7% decrease in net income attributed to our shareholders from EUR 391.1 million in 2009 to incurred losses of EUR 354.8 million in 2010.

        Net Interest Income before provision for loan loss.    Net interest income before provision for loan losses increased by 7.9% to EUR 4,083.6 million for 2010, compared to EUR 3,786.3 million in 2009, underscoring the stability of the Group's business model even in period of crisis, and highlighting the importance of the geographical dispersion of the Group's income sources. Net interest margin was at 3.8% in 2010 compared to 3.9% in 2009, despite the pressure from competition in domestic deposit gathering. The components of our net interest income for 2009 and 2010 are reflected in the following table:

	Year ended December 31,
	2009 As restated(1)	2010 As restated(1)	2009/2010 Change
	(EUR in thousands)		(%)
Interest Income:
Loans	5,039,925	5,007,064	(0.7)
Securities available for sale	844,074	700,962	(17.0)
Securities held-to-maturity	9,425	94,895	—
Trading assets	197,704	229,200	15.9
Securities purchased under agreements to resell	28,553	13,510	(52.7)
Interest-bearing deposits with banks	63,515	61,532	(3.1)
Other	48,184	41,673	(13.5)

Total interest income	6,231,380	6,148,836	(1.3)

Deposits	(2,133,507)	(1,821,966)	(14.6)
Securities sold under agreements to repurchase	(90,052)	(75,712)	(15.9)
Other borrowed funds	(34,244)	(25,391)	(25.9)
Long-term debt	(184,144)	(139,450)	(24.3)
Other	(3,168)	(2,716)	(14.3)

Total interest expense	(2,445,115)	(2,065,235)	(15.5)

Net interest income before provision for loan losses	3,786,265	4,083,601	7.9
Provision for loan losses	(998,448)	(1,204,995)	20.7

Net interest income after provision for loan losses	2,787,817	2,878,606	3.3

(1)
See Note 43 to the U.S. GAAP Financial Statements.

        Our total interest income decreased by 1.3% to EUR 6,148.8 million for 2010, from EUR 6,231.4 million for 2009. The Group's interest income from loans in 2010 decreased slightly by 0.7% compared with 2009, reflecting lower short and long-term interest rates prevailing throughout 2010 despite the increase in the Group's retail and corporate lending activities. Interest income from securities available for sale decreased by 17.0% and interest income from securities HTM increased, due to the transfers of investment securities between categories that took place within 2010 (see Note 11 to the U.S. GAAP Financial Statements). Interest income from trading assets increased by 15.9% mainly due to the higher yields on Greek Government Bonds that mainly comprise the trading portfolio.

        Our total interest expense decreased by 15.5% to EUR 2,065.2 million for 2010, from EUR 2,445.1 million for 2009, mainly due to lower rates paid for deposits and lower balances of individual customer deposits. Interest expense on deposits decreased by 14.6% for 2010 compared to 2009. This is mainly due to the decrease of interest bearing deposits from individuals by 7.7% as at December 31, 2010, compared to the corresponding balance as at December 31, 2009. Although, total deposits increased to EUR 93.9 billion as at December 31, 2010, from EUR 87.8 billion as at December 31, 2009, this increase was mainly due to the increase of interbank interest-bearing deposits to EUR 25.9 billion as at December 31, 2010 of which EUR 24.2 billion were due to ECB, as compared with EUR 16.6 billion as at December 2009, of which EUR 11.0 billion were due to ECB.

Provisions for loan losses and asset quality

        Our provisions for loan losses increased from EUR 998.4 million as at December 31, 2009 to EUR 1,205.0 million as at December 31, 2010, or an increase of 20.7%. The provision for domestic loans losses amounted to EUR 878.1 million in 2010 compared to EUR 591.6 million in 2009, an increase of 48.4%. The provision for foreign loans losses decreased by 19.7% from EUR 406.8 million as at December 31, 2009 to EUR 326.9 million as at December 31, 2010.

        Total impaired loans at December 31, 2010 amounted to EUR 8,386.0 million, an increase of EUR 3,420.3 million, or 68.9% compared to December 31, 2009. Domestic impaired loans amounted to EUR 5,630.6 million and foreign impaired loans amounted to EUR 2,755.4 million, an increase of 83.7% and 45.0% respectively compared to December 31, 2009.

        Domestic impaired loans for the year ended December 31, 2010 were negatively affected by the increase in non-accruing loans of EUR 1,476.8 million as well as the increased balances under TDRs of EUR 1,112.6 million. Mortgage loans and unsecured consumer balances were the worst performing classes of our domestic portfolio and increased by EUR 863.2 million and EUR 867.3 million respectively, while SBLs also increased by EUR 507.5 million for the year ended December 31, 2010. Commercial impaired loans also increased by EUR 288.0 million since more balances fell into the Moody's Rating Advisor >14 buckets and +30dpd buckets, were individually assessed and provided for.

        Foreign impaired loans for the year ended December 31, 2010 increased by EUR 854.6 million, a 45.0% increase mainly due to increased (i) accruing commercial loans classified as impaired of EUR 308.9 million in SEE and (ii) non-accruing commercial balances of EUR 429.8 million in SEE and Turkey.

        Total non-accruing loans as at December 31, 2010 amounted to EUR 6,425.3 million, increased by EUR 2,258.8 million, or 54.2% compared to December 31, 2009. Domestic non-accruing loans amounting to EUR 4,348.3 million, increased by 51.4% compared to December 31, 2009, and foreign non-accruing loans amounting to EUR 2,077.0 million, an increase of 60.4% compared to December 31, 2009. Foreign non-accruing loans increased by EUR 782.0 million due to the increased commercial loans becoming non-accruing in SEE countries and increased commercial and consumer balances in Turkey.

        As at December 31, 2010, domestic impaired and non-accruing loans increased by 83.7% and 51.4%, respectively, due to the substantial impact of the recession in the debt servicing ability of the Greek private sector. The unprecedented economic downturn in the Hellenic Republic, which accelerated in the first months of 2010 and continued through 2010, is evidenced by the worsening macroeconomic environment. More specifically, Greek GDP declined by 4.2% in 2010, leading to another year of recession, and the unemployment rate grew from 12.6% at December 31, 2009 to 14.4% at December 31, 2010. In addition, the pay reduction suffered by state employees and pensioners in 2010 in order to reduce the government expenses as part of the stabilization program jointly supported by the IMF, the ECB and the member States of the eurozone, also affected the ability of consumer borrowers to repay loans, leading to deteriorating performance of the unsecured consumer and mortgage loan portfolio.

        Foreign impaired loans increased by 45.0% and amounted to EUR 2,755.4 million at December 31, 2010 mainly resulting from the adverse economic conditions prevailing, since 2009, in SEE countries in which we operate. After a severe recession in 2009, GDP declined by 7.1% in Romania, 5.5% in Bulgaria, 3.5% in Serbia; in 2010 GDP continued its decrease in Romania, whereas in other countries GDP growth is nearly flat. Unemployment rate confirmed its increasing trend across SEE countries in 2010. This unfavorable economic environment directly affected the ability of retail and corporate borrowers to repay loans.

        Total net write-offs for the year ended December 31, 2010 amounted to EUR 117.1 million, a decrease of EUR 49.5 million compared to 2009. Domestic net write-offs were EUR 80.5 million and foreign net write-offs were EUR 36.7 million, or lower by 23.1% and 40.9% respectively, from the same period in 2009.

Analysis of the change in the allowance for loan losses

	2009	2010
	(EUR in thousands)
Balance at beginning of year	1,232,626	2,065,178
Subsidiaries acquired
Add: Provision for loan losses	998,448	1,204,995
Write-offs	(196,312)	(140,371)
Recoveries	29,663	23,249

Less: Net write-offs	(166,649)	(117,122)
Translation differences	753	22,354

Balance at end of year	2,065,178	3,175,405

        Total allowance for loan losses (allowances for impaired and non-impaired loans) at December 31, 2010, was EUR 3,175.4 million and increased by EUR 1,110.2 million, or 53.8% compared to December 31, 2009. As at December 31, 2010, allowances for impaired domestic and foreign loans were EUR 2,019.9 million and EUR 909.1 million respectively, increased by 72.1% and 26.7% compared to 2009.

        The allowance for loan losses as a percentage of total loans increased from 2.7% as of December 31, 2009 to 4.0% as of December 31, 2010. This was mainly due to (i) the increased balance of impaired and non-accruing loans in our portfolio and (ii) the increase of our non-accruing loans coverage ratio for the domestic segment due to higher loss rates applied to most classes of the domestic loan portfolio.

        The impaired coverage ratio at December 31, 2010 was 34.9%, lower by 316 basis points from the ratio of 38.1% at December 31, 2009. The impaired coverage ratios of domestic and foreign loans as at December 31, 2010, were 35.9% and 33.0% respectively.

        The non-accruing coverage ratio at December 31, 2010 was 45.6%, higher by 19 basis points compared to the ratio of 45.4% at December 31, 2009. The non-accruing coverage ratio of domestic and foreign loans as at December 31, 2010, was 46.5% and 43.8% respectively. Contrary to the impaired loans, the non-accruing coverage improved due to the higher loss rates applied in most classes of the domestic portfolio leading to an increase of allowances by 72.1% while non-accruing loan balances increased by 51.4% for the year ended December 31, 2010.

        The impaired coverage ratio for the domestic segment at December 31, 2010 has decreased by 242 basis points since December 31, 2009, due to (i) increased balances of impaired mortgages and (ii) increased balances of TDRs in mortgage and SBLs classes which attract provisions with a loss rate lower than the ratio of 38.3% of the domestic impaired coverage ratio at December 31, 2009. The non-accruing coverage ratio for the domestic segment as at December 31, 2010, increased by 558 basis points since December 31, 2009. Contrary to the impaired loans, the non-accruing coverage improved due to the higher loss rates applied in most classes of the domestic portfolio leading to an increase of allowances by 72.1%, while non-accruing loan balances increased by 51.4% for the year ended December 31, 2010.

        The impaired coverage ratio for the foreign segment at December 31, 2010 has decreased by 476 basis points since December 31, 2009, due to the significant increase in impaired balances of EUR 854.6 million, which outpaced the increase in allowance for loan losses of EUR 191.5 million. As already discussed impaired balances increased due to (i) accruing commercial loans of EUR 308.9 million in SEE and (ii) non-accruing commercial balances of EUR 429.8 million in SEE and Turkey. The non-accruing coverage ratio for the foreign segment as at December 31, 2010, decreased by 1,164 basis points since December 31, 2009. This development was mainly due to the significant increase of non-accruing loan balances by EUR 782.0 million, the majority of which includes commercial loans with significant real estate collateral, which outpaced the increase of allowances of EUR 191.5 million.

	Year ended December 31,
Components of allowances for loan losses	2009	2010	2009/2010 Change
	(EUR in thousands)%
Specific allowances	398,179	564,598	166,419	41.8
Coefficient analysis	88,803	106,415	17,612	19.8
Homogeneous analysis	838,103	1,451,790	613,687	73.2
Foreign loans	740,093	1,052,602	312,509	42.2

Total loan loss allowance	2,065,178	3,175,405	1,110,227	53.8

        All components of our loan allowances have increased during 2010, reflecting an increase in non-accruing loans in all segments and geographical locations where the Group operates.

        The most significant increase is noted within the homogeneous allowances, which almost doubled during 2010 from EUR 838.1 million as at December 31, 2009 to EUR 1,451.8 million as at December 31, 2010. This is in line with the significant increase of our retail non-accruing loans during the same period.

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

        For loans individually assessed and for which a specific allowance for loans losses is estimated, the loss rate is 100% if we do not expect to receive any cash flows from the obligor or the foreclosure of any type of collateral (if any). A write-off may not be made since legal actions may still be pending.

        When the Group determines the amount of allowance for loan losses for our pool of homogeneous loans, loss rates are applied which have been produced by our risk models, which collect historical evidence of recoveries spanning across many years. Our analysis of past data has demonstrated that we collect insignificant amounts from the unsecured portion of our portfolio after a period of four years after the loan agreement is legally terminated. Therefore, for this portion of past due loans a 100% loss allowance is recorded, which represents a full reserve. A write-off may not be made since legal actions may still be pending.

Write-offs

        Up to 2009, write-offs had been accelerating and unsecured loans were written off ahead of the maximum period stated in our write-off policy. Moreover, since 2008, in line with our commitment to social awareness and our responsibility for alleviating the impact of the economic crisis to our customers, as well as due to the introduction of legislative actions, like Greek laws 3869/2010 and 3949/2011, for the protection of those facing difficulties in repaying their loans on time, we have postponed legal actions taken against past due customers and modified our write-off policy by extending the maximum period before taking write-offs in our unsecured portfolio beyond three years. The combined effect of the increased write-offs in previous years and the extension of the maximum period before writing off unsecured loans during 2010 led to the significant decrease of write-offs in 2010.

        Non-interest Income.    Non-interest income decreased by 56.6% to EUR 667.8 million for 2010, compared to EUR 1,539.5 million for 2009. The following table summarizes the principal components of non-interest income during each of the two years ended December 31, 2009 and 2010:

	Year ended December 31,
	2009	2010 As restated(1)	2009/2010 Change
	(EUR in thousands)		(%)
Credit card fees	200,939	188,771	(6.1)
Service charges on deposit accounts	49,005	52,722	7.6
Other fees and commissions	502,140	475,692	(5.3)
Net trading loss	(267,131)	(1,245,322)	366.2
Equity in earnings of investees and realized gains/(losses) on disposals	(27,879)	9,245	(133.2)
Income from insurance operations	990,054	1,017,172	2.7
Other	100,736	144,081	43.0

Total non-interest income / (loss) excluding gains / (losses) on investment securities	1,547,864	642,361	(58.5)

Net realized gains / (losses) on sales of available for sale securities	349,929	114,959	(67.1)
Other-Than-Temporary-Impairment (of which nil was recognized in OCI)	(358,328)	(89,497)	(75.0)
Net gains / (losses) on available for sale and held to maturity securities	(8,399)	25,462	(403.2)

Total non-interest income / (loss)	1,539,465	667,823	(56.6)

(1)
See Note 43 to the U.S. GAAP Financial Statements.

        Our net trading losses consist of valuation losses in our bond portfolio and derivative positions. They also include a realized gain of EUR 10.9 million from the buy back of EUR 110.2 million of hybrid securities issued by NBG Funding Ltd. Net trading losses increased to EUR 1,245.3 million in 2010 from EUR 267.1 million in 2009. The increase in income from insurance operations reflects mainly the increase in gross written premia of the motor line of business as a result of the higher penetration in the Greek market.

        Non-interest Expense.    Non-interest expense increased by 3.1% to EUR 3,812.1 million for 2010, compared to EUR 3,697.4 million for 2009.

	Year ended December 31,
	2009	2010	2009/2010 Change
	(EUR in thousands)		(%)
Salaries, employee benefits and voluntary early retirement schemes	1,557,784	1,511,875	(2.9)
Occupancy and equipment expense	166,385	171,919	3.3
Amortization and depreciation	188,025	209,216	11.3
Impairment of goodwill	—	6,320	—
Insurance claims, reserve movement, commissions and reinsurance premia ceded	898,934	941,589	4.7
Other non-interest expense and deposit insurance premium	886,284	971,203	9.6

Total non-interest expense	3,697,412	3,812,122	3.1

        Salaries, employee benefits and voluntary early retirement schemes decreased by 2.9% and amounted to EUR 1,511.9 million in 2010 from EUR 1,557.8 million in the same period in 2009,

reflecting the effect of the management's cost-cutting measures which was partially offset by the increase of 13.0% of the salaries and employee benefits in the segment "Turkish operations" due to the opening of 41 new branches in 2010 and additional 1,627 employees. Insurance claims, reserves movement, commissions and reinsurance premia ceded increased in line with the higher production in the motor line of business mentioned above.

        Income / (Loss) Before Income Tax Expense.    In 2010, the Group reported losses before income tax expense of EUR 265.7 million, a 142.2% decrease as compared to income before income tax expense of EUR 629.9 million in 2009, due principally to higher net trading losses, realized losses on sales of AFS securities, increased provisions made by the Bank and its banking subsidiaries in SEE taken during 2010 in light of deteriorating economic conditions and higher net non-interest expense.

        Income Tax (Expense) / Benefit.    In 2010, we recognized a current tax expense of EUR 260.2 million and a deferred tax benefit of EUR 217.9 million compared to a current tax expense of EUR 163.7 million and a deferred tax expense of EUR 12.9 million in 2009. Our total income tax expense in 2010 amounted to EUR 42.3 million compared to EUR 176.6 million in 2009. The applicable Greek statutory corporation income tax rate was 24% for 2010 and 25% for 2009. However, in accordance with tax Law 3943/2011, which was enacted in March 2011, the nominal corporation tax rate for the periods commencing from January 1, 2011, was reduced to 20%.

        In 2009, in accordance with Law 3845/2010, a non-recurring tax was imposed on legal entities for social responsibility purposes and is calculated on the total net income for the year 2009, provided that it exceeded EUR 100 million. The tax accrued to the Group's 2010 income statement in accordance with this Law, amounted to EUR 26.1 million.

        Also, included in tax expense for 2009 is the amount of EUR 47.7 million related to a special tax levy, following the new tax legislation enacted on December 10, 2009 (Law 3808/2009), according to which entities with profits exceeding EUR 5 million in 2008, are required to pay this special tax levy.

        Net Income / (Loss) attributable to NBG shareholders.    For the reasons discussed above, net losses attributable to NBG shareholders were EUR 354.8 million for 2010, compared with a net income attributable to NBG shareholders of EUR 391.1 million for 2009.

        Exchange Rate Exposure.    The Group is an active participant in the foreign exchange markets and also grants loans denominated in currencies other than the euro. The Group's goal in managing exchange rate exposure is to minimize the effect of exchange rate fluctuations on profitability. The Group adheres to central Bank guidelines and other guidelines applicable to the Group and actively manages its foreign currency position. To the extent that foreign currency-denominated assets are not matched with liabilities denominated in the same currencies, the Group engages in swaps and other economic hedging transactions in order to reduce the effects of these imbalances. Furthermore, following the Group's expansion to Turkey (through the Finansbank acquisition) the exposure to TL has increased. The Group closely monitors its exposure to the TL arising from the net investment in Finansbank and when necessary it engages in swap and other economic hedging transactions in order to reduce the volatility in the Group's equity arising on the translation of Finansbank's net assets from TL to Euro. As at December 31, 2010, 21.7% of the Group's liabilities and 26.3% of the Group's assets were denominated in currencies other than euro, before taking into account economic hedging transactions. For more information on foreign exchange risk see Item 11, "Quantitative and Qualitative Disclosures About Market Risk".

Recently Issued Accounting Pronouncements

        For a discussion of recently issued accounting pronouncements please refer to Note 3, "Summary of significant accounting policies" to the U.S. GAAP Financial Statements.

Segment Information

        We measure the performance of each of our business segments primarily in terms of "profit before tax". Profit before tax and the business segment information of the Group, set forth below, is derived from the internal management reporting system used by management to measure the performance of the business segments. Unlike financial accounting, there is no authoritative body of guidance for management accounting. The business segment information, set forth below, is based on the financial information prepared in accordance with IFRS. Accordingly, the format and information is presented primarily on the basis of IFRS and is not consistent with the consolidated financial statements prepared on the basis of U.S. GAAP. A reconciliation is provided for the total amounts of segments' total profit / (loss) before tax with income / (loss) before income tax.

        NBG Group manages its business through the following business segments:

Retail Banking

        Retail banking includes all individual customers, professionals, small-medium and small sized companies (companies with annual turnover of up to EUR 2.5 million). The Bank, through its extended network of branches, offers its retail customers various types of loan, deposit and investment products as well as a wide range of other traditional services and products.

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

Turkish Operations

        The Group's banking activities in Turkey through Finansbank and its subsidiaries include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits.

Other

        This category includes proprietary real estate management, hotel and warehousing business, as well as unallocated income and expense of the Group (interest expense of subordinate debt, loans to personnel etc.) and intersegment eliminations.

Breakdown by business segment

12-month period ended December 31, 2011	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in thousands)
Net interest income	1,203,449	775,789	371,353	62,831	387,197	903,357	138,832	3,842,808
Net fee and commission income	101,398	81,691	(106,766)	6,935	94,218	313,622	2,751	493,849
Other	(25,192)	(61,766)	8,674	178,720	5,824	35,646	(106,603)	35,303

Total income	1,279,655	795,714	273,261	248,486	487,239	1,252,625	34,980	4,371,960

Direct costs	(687,823)	(52,153)	(65,095)	(135,460)	(293,350)	(656,414)	(249,029)	(2,139,324)
Allocated costs and provisions	(1,514,674)	(2,151,714)	(10,723,025)	(633,054)	(202,164)	(147,058)	(282,246)	(15,653,935)
Share of profit of associates	—	—	(2,592)	1,051	1,193	94	1,433	1,179

Profit / (Loss) before tax	(922,842)	(1,408,153)	(10,517,451)	(518,977)	(7,082)	449,247	(494,862)	(13,420,120)

Segment assets as at December 31, 2011
Segment assets	27,368,430	16,195,725	24,903,725	2,041,287	9,856,192	20,671,864	4,280,798	105,318,021
Tax assets								1,551,968

Total assets								106,869,989

Other Segment items
Depreciation, amortization & impairment charges(1)	18,759	1,688	4,848	8,895	36,261	54,593	101,187	226,231
Provision for loans impairment & advances	1,180,171	2,101,421	10,702,049	631,329	200,322	147,058	259,932	15,222,282
Non-current assets additions	5,517	10,805	35,736	3,112	18,872	80,175	66,134	220,351

12-month period ended December 31, 2010	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in thousands)
Net interest income	1,368,231	621,918	472,177	54,066	461,836	1,053,634	116,095	4,147,957
Net fee and commission income	127,788	77,841	37,556	8,054	102,260	262,723	(6,297)	609,925
Other	(25,223)	(73,770)	(205,549)	101,146	28,456	47,939	8,595	(118,406)

Total income	1,470,796	625,989	304,184	163,266	592,552	1,364,296	118,393	4,639,476

Direct costs	(683,711)	(53,058)	(77,823)	(159,653)	(300,583)	(659,239)	(160,099)	(2,094,166)
Allocated costs and provisions	(1,155,003)	(259,477)	(60,472)	(37,603)	(209,568)	(144,586)	(42,569)	(1,909,278)
Share of profit of associates	—	—	310	903	1,055	289	(959)	1,598

Profit / (Loss) before tax	(367,918)	313,454	166,199	(33,087)	83,456	560,760	(85,234)	637,630

Segment assets as at December 31, 2010
Segment assets	30,079,448	18,957,278	29,793,880	3,052,124	10,506,104	20,619,183	7,129,220	120,137,237
Deferred tax assets and Current income tax advance								607,368

Total assets								120,744,605

Other Segment items
Depreciation and amortization(1)	19,746	1,291	5,968	9,698	35,483	53,633	101,441	227,260
Credit provisions and other impairment charges	796,593	204,037	39,865	36,987	209,528	144,586	18,731	1,450,327
Non-current assets additions	8,730	13,254	4,093	5,137	52,360	67,704	105,934	257,212

12-month period ended December 31, 2009	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in thousands)
Net interest income	1,402,316	536,138	584,022	48,832	488,762	968,856	(62,611)	3,966,315
Net fee and commission income / (loss)	166,243	72,270	95,488	3,872	94,040	228,546	(71)	660,388
Other	(26,448)	(67,169)	268,099	149,498	17,873	96,860	11,679	450,392

Total income / (loss)	1,542,111	541,239	947,609	202,202	600,675	1,294,262	(51,003)	5,077,095

Direct costs	(670,025)	(53,509)	(79,390)	(182,192)	(302,526)	(523,994)	(255,232)	(2,066,868)
Allocated costs and provisions	(798,813)	(207,704)	(190,290)	(70,431)	(189,914)	(250,085)	(51,042)	(1,758,279)
Share of profit of associates	—	—	(1,429)	560	783	(190)	393	117

Profit / (loss) before tax	73,273	280,026	676,500	(49,861)	109,018	519,993	(356,884)	1,252,065

Segment assets as at December 31, 2009
Segment assets	31,961,306	18,639,070	26,859,396	2,851,745	11,446,389	15,819,570	5,453,008	113,030,484
Tax assets								363,699

Total assets								113,394,183

Other Segment items
Depreciation, amortization & impairment charges(1)	20,096	1,021	3,538	9,127	32,688	42,186	104,784	213,440
Provision for loans impairment & advances	442,576	151,257	171,804	69,813	189,914	250,085	28,196	1,303,645
Non- current assets additions	14,814	634	11,741	8,289	62,445	58,782	115,725	272,430

(1)
Includes depreciation and amortization on investment property, property & equipment, software & other intangible assets and amortization and write-offs of intangible assets recognized on business combinations.

Segment analysis for year ended December 31, 2011 compared to the year ended December 31, 2010 based on IFRS

        The Group's overall decrease in loss before tax in 2011 compared to profit before tax in 2010, primarily reflects the impairment of Greek government bonds due to PSI and loans eligible to PSI of EUR 11,783.3 million, the increased losses before tax in retail banking and in corporate & investment banking.

        The increase in loss before tax in our retail banking segment is due to lower net interest income and to the increased cost of provisions for loan losses. More specifically, the decrease in total operating income in our retail banking segment by EUR 191.1 million is mainly attributable to a decrease in mortgage lending, consumer lending and products and lending to small-medium and small sized companies of EUR 111.7 million, EUR 72.7 million and EUR 6.8 million, respectively. Moreover, the

Bank continued in 2011 its restructuring efforts relating to mortgages and consumer loans by introducing flexible terms in performing loans, such as interest-only periods, installment ceilings, interest rate caps and extended loan maturities. Additionally, net interest income was negatively affected by the increased rates paid to depositors in 2011 in order to preserve our market share as a result of increased competitive pressures as other domestic banks sought to attract liquidity. Impairment charges for credit losses increased to EUR 1,180.2 million in 2011, from EUR 796.6 million in 2010. This increase was due to the deteriorating credit quality of the loan portfolio as the economic climate in Greece continues to be severely stressed.

        The loss before tax in our corporate and investment banking segment of EUR 1,408.2 million in 2011 from profit before tax of EUR 313.5 million in 2010, is mainly attributable to the increased provision for impairment charges for credit losses from EUR 204.0 million in 2010 to EUR 2,101.4 million in 2011, which outpaced the improved results in net interest income from EUR 621.9 million in 2010 to EUR 775.8 million in 2011. The improved results in net interest income reflect the effectiveness of the re-pricing efforts made in the Bank's Greek corporate loan portfolio and especially with respect to large companies. As a result of the ongoing economic crisis in Greece, the Bank retains its conservative approach to new commercial lending, with a greater focus on larger corporate borrowers that it perceives to be lower-risk.

        Loss before tax from global markets and assets management operations amounted to EUR 10,517.5 million in 2011, from profit of EUR 166.2 million for the same period in 2010. This decrease was principally due to net interest income which decreased to EUR 371.4 million in 2011, from EUR 472.2 million, mainly as a result of higher cost of funding. Impairment charges for credit losses increased to EUR 10,702.0 million in 2011, from EUR 39.9 million in 2010, reflecting the impairment of the investment securities due to PSI.

        Loss before tax from our International banking operations of EUR 7.1 million in 2011, from profit before tax of EUR 83.5 million in 2010, is principally attributed to the net interest income which decreased to EUR 387.2 million in 2011, from EUR 461.8 million, mainly as a result of loan volume contraction and the increase in the volume and cost of deposits in the context of the Group's strategy for independent financing of all its subsidiaries. Impairment charges for credit losses slightly decreased to EUR 200.3 million in 2011, from EUR 209.5 million in 2010, reflecting the first signs of stabilization in our international loan portfolio.

        Profit before tax from our Turkish banking operations slightly decreased in 2011, to EUR 449.2 million compared to EUR 560.8 million in 2010, reflecting in part the TL depreciation against the euro between 2010 and 2011. The decrease in net interest income from EUR 1,053.6 million in 2010 to EUR 903.4 million mainly reflects the result of the deposit growth which exceeded the loan expansion and the asset yield pricing gap. Impairment charges for credit losses slightly increased to EUR 147.1 million in 2011, from EUR 144.6 million in 2010, reflecting further improvement in the already high quality of Finansbank's loan portfolio and the growth in the Turkish economy.

        The loss before tax in insurance operations increased from EUR 33.1 million in 2010 to EUR 519.0 million in 2011. It mainly reflects the increase in credit provisions and other impairment changes from EUR 37.0 million in 2010 to EUR 631.3 million in 2011, as a result of the impairment of Greek government bonds due to PSI of EUR 532.5 million and the impairment of the equity shares and mutual funds. The improved results in total operating income from EUR 163.3 million in 2010 to EUR 248.5 million in 2011, mainly reflects the improved loss ratio of the motor and life line of business, the exit from the harmful credit line of business, the effective reduction in operating costs through synergies with the Bank and the decrease in costs related to the voluntary retirement scheme from EUR 5.3 million in 2010 to EUR nil in 2011.

        The business segment "Other" consists of proprietary real estate management, hotel and warehousing business, other unallocated income and expenses of the Group, intersegment eliminations,

as well as the share of profits or losses of our associate undertakings. The increase in loss before tax in this segment in 2011 to EUR 494.9 million from to EUR 85.2 million in 2010, is mainly attributable to the increase in credit provisions and other impairment changes from EUR 18.7 million in 2010 to EUR 259.9 million in 2011, principally due to the impairment of goodwill of EUR 120.2 million relating mainly to Vojvodjanska, National Securities and NBG Leasing IFN and to provisions for legal cases of EUR 85.4 million. Direct costs increased to EUR 249.0 million from EUR 160.1 million mainly due to the one-off provision of EUR 169.9 million for the employees statutory retirement indemnity. Excluding this one-off provision, the direct cost decreased by 50.6% year on year, which reflects the effectiveness of the cost cutting measures.

Segment analysis for year ended December 31, 2010 compared to the year ended December 31, 2009 based on IFRS

        The Group's overall decrease in profit before tax in 2010 compared to the same period in 2009, primarily reflects losses before tax in our retail segment and significantly lower results in global markets & asset management, which were only partially offset by improved performance in corporate & investment banking and Turkish banking operations.

        The decrease in profit before tax in our retail banking segment is due to lower interest income and to the increased cost of provisions for loan losses. More specifically, the decrease in total operating income in our retail banking segment of EUR 71.3 million is mainly attributable to a decrease in mortgage lending, consumer lending and products and lending to small-medium and small sized companies of EUR 46.4 million, EUR 16.8 million and EUR 8.1 million, respectively.

        During 2010, the Bank's retail banking activity was mainly focused on debt restructurings of mortgages and consumer loans. The restructuring terms included lower payments, extended loan maturities, payment or interest rate caps and skipped payments. Additionally, net interest income was negatively affected by the increased rates paid to depositors during 2010 to preserve our market share as a result of increased competitive pressures as other domestic banks sought to attract liquidity.

        Impairment charges for credit losses increased to EUR 796.6 million in 2010 from EUR 442.6 million in 2009, arising mainly from consumer and mortgage lending. This increase was due to the deteriorating credit quality due to adverse economic conditions in Greece.

        Improved results in the Bank's corporate and investment banking in 2010, were primarily due to increased net interest income reflecting the effectiveness of the re-pricing efforts in Bank's Greek corporate loan portfolio and especially to large companies, which outpaced the increased provision charges for loan loss allowances. Since March 2010, the Bank has launched restructuring products addressed to medium size corporate and SBL customers, some of which fall under Greek Law 3816/2010 (see Item 4.B, "Business Overview—Settlement of Business and Corporate Debts"). As a result of the ongoing economic crisis in Greece, the Bank has adopted a more conservative approach to new commercial lending, with a greater focus on larger corporate borrowers that it perceives to be lower-risk.

        Profit before tax from global markets and assets management operations decreased to EUR 166.2 million in 2010, from EUR 676.5 million in 2009. This decrease was principally due to the adverse result in activities from trading and investment securities, which resulted in losses of EUR 205.5 million in 2010, from gains of EUR 268.1 million in 2009, as well as the decrease in net interest income and net fee and commission income to EUR 509.7 million in 2010, from EUR 679.5 million in 2009, which is mainly attributed to higher cost of funding.

        The reduced losses before tax in 2010 in the insurance operations, from losses of EUR 49.9 million in 2009 to losses of EUR 33.1 million in 2010, mainly reflects the increase in gross written premia of the motor line of business as a result of the higher penetration in the Greek market, the decrease in costs related to the voluntary retirement scheme from EUR 24.6 million in 2009 to EUR 5.3 million in 2010 and the decrease in credit provisions and other impairment changes from EUR 69.8 million in 2009 to EUR 37.0 million in 2010 relating to equity securities and mutual funds.

        Profit before tax from our International banking operations decreased to EUR 83.5 million in 2010 from EUR 109.0 million in 2009. This decrease in profit before tax was principally due to decreased net interest income mainly due to loan volume contraction and to a significant increase in provisions amounting to EUR 209.6 million in 2010 compared with EUR 189.9 million in 2009. Net interest income from our International banking operations, as described in Item 4. "Information on the Company—International", decreased for 2010 to EUR 461.8 million from EUR 488.8 million in 2009.

        Profit before tax from our Turkish banking operations increased in 2010 to EUR 560.8 million from EUR 520.0 million in 2009 as a result of the increased total operating income, despite the increase in direct costs to EUR 659.2 million in 2010 compared to EUR 524.0 million in 2009. The increase in direct costs by 25.8% is mainly attributed to Finansbank's network expansion program, which brought the number of branches to over 500 by the end of 2010. The increase in net interest income and net fee and commission income is mainly due to the loan portfolio growth. Moreover, net interest income was positively affected by the decreased rates paid for deposits during 2010 as interest rates decreased in 2010 compared to 2009. Impairment charges for credit losses decreased to EUR 144.6 million in 2010 from EUR 250.1 million in 2009, reflecting both the recovery of the Turkish economy and the stabilization of new delinquencies at lower levels as compared to 2009.

        The business segment "Other" comprises of proprietary real estate management, hotel and warehousing business, other unallocated income and expenses of the Group, intersegment eliminations, as well as the share of profits or losses of our associate undertakings. The reduction of losses in this segment in 2010 as compared to 2009, is attributable to the increase of net interest income / (expense) from a net interest expense of EUR 62.6 million in 2009 to a net interest income of EUR 116.1 million in 2010 from the corporate treasury operations and the decrease of direct costs from EUR 255.2 million in 2009 to EUR 160.1 million in 2010 reflecting the effectiveness of the cost cutting measures.

B.    Liquidity and Capital Resources

Liquidity Management

        Our principal sources of liquidity are our own funds, our deposit base and repurchase agreements with the ECB and central banks, as well as long-term debt, securitizations, covered bonds and credit lines with other banks and our participation in the Hellenic Republic Bank Support Plan in the form of issuance of state guarantee notes. Also, the securities classified as trading or AFS can be sold to satisfy our liquidity requirements. The securities reclassified to the HTM category, consistent with our positive intent and ability to hold them to maturity, are no longer available to raise funds through sale. However, the Bank can still use these securities as collateral in repo transactions with central banks as these transactions are accounted for as secured borrowings and therefore the impact of such reclassifications on our liquidity position is reduced.

        The reduced access to interbank and wholesale markets affecting all Greek banks combined with a reduction in domestic deposits has resulted in increased reliance on ECB and central banks repo facilities in 2011. In response to the international financial crisis, the ECB has significantly expanded the scope of its repo facilities both by permitting full allocation of bids, instead of auction process for certain tenors, lengthening tenors and broadening the scope of collateral it accepts. In this context, ECB offers access to short-term and long-term repos, with tenors from one week to three years, respectively.

        As at December 31, 2011, ECB funding and funding from other central banks amounted to EUR 31.3 billion. As at December 31, 2010 and 2009, ECB funding and funding from other central banks amounted to EUR 24.2 billion and EUR 11.0 billion, respectively (see Note 18 to the U.S. GAAP Financial Statements for the analysis of instruments pledged).

        The following table provides a summary of our interest bearing interbank borrowing activity for each of the three years ended December 31, 2009, 2010 and 2011.

	Year ended December 31,
	2009	2010	2011
	(EUR in thousands)
Interbank lending	3,077,953	6,398,767	3,767,624
ECB and central banks borrowing	(11,049,792)	(24,214,517)	(31,307,746)
Interbank borrowing	(5,595,731)	(1,655,034)	(1,175,190)

Net interbank borrowing	(13,567,570)	(19,470,784)	(28,715,312)

        In addition, the Group enters into agreements to repurchase securities sold as a means of collateralized financing with inter-bank counterparties. The following table provides quantification of the average quarterly balance for each of the three years ended December 31, 2009, 2010 and 2011, as well as the period end balance for each of these quarters and the maximum balance at any month-end.

	Year ended December 31,
	2009	2010	2011
	(EUR in thousands)
Average balance Q.1.	2,806,353	7,772,025	4,637,374
Period end balance Q.1.	3,388,670	8,192,043	5,187,643
Maximum balance Q.1.	3,388,670	9,861,416	5,187,643
Average balance Q.2.	3,304,314	5,353,290	3,782,732
Period end balance Q.2.	2,287,075	4,318,192	2,606,337
Maximum balance Q.2.	3,915,039	4,910,773	4,360,673
Average balance Q.3.	4,198,026	4,279,904	2,376,931
Period end balance Q.3.	5,202,192	4,004,623	1,930,242
Maximum balance Q.3.	5,386,574	4,517,778	2,661,253
Average balance Q.4.	5,012,842	3,365,732	2,103,197
Period end balance Q.4.	4,485,440	3,538,289	1,302,239
Maximum balance Q.4.	5,316,094	3,538,289	3,144,079

        Operating cash flow provides us with an important source of liquidity. The following table provides a summary of our cash flows for each of the three years ended December 31, 2009, 2010 and 2011.

	Year ended December 31,
	2009 As restated(1)	2010 As restated(1)	2011
	(EUR in thousands)
Cash flows from operating activities	(372,239)	1,331,621	(343,753)
Cash flows from investing activities	(10,089,040)	(9,455,221)	6,302,060
Cash flows from financing activities	10,358,039	8,121,472	(5,609,687)
Effect of exchange rate change on cash and due to banks	(6,559)	7,904	(67,041)

Net increase / (decrease) in cash and due from banks	(109,799)	5,776	281,579
Cash and due from banks at beginning of year	1,540,180	1,430,381	1,436,157

Cash and due from banks at end of year	1,430,381	1,436,157	1,717,736

(1)
See Note 43 to the U.S. GAAP Financial Statements.

        During 2009, compared to the corresponding period ended on December 31, 2008, our cash outflows in investing activities decreased from EUR 20,104.1 million to EUR 10,089.0 million, mainly due to the decrease in cash flows provided by our AFS and HTM portfolios, which amounted to a net cash outflow of EUR 3,053.2 million during 2009. The relevant cash flows for the period ended on December 31, 2008, resulted to a net cash outflow of EUR 4,471.5 million. Furthermore, net cash outflows from our loan portfolio amounted to EUR 5,523.6 million in the period ended December 31, 2009, while in the corresponding period ended December 31 2008, there was a net cash outflow of EUR 15,200.6 million.

        Moreover, during 2009, compared to the corresponding period ended on December 31, 2008, our cash flows from financing activities were reduced by EUR 1,525.6 million, from inflows of EUR 11,883.6 million in 2008 to inflows of EUR 10,358.0 million in 2009, mainly due to the decrease in net inflows from deposits (in 2009 the inflows from deposits amounted to EUR 7,298.2 million while in 2008 the corresponding inflows amounted to EUR 13,655.3 million. In addition, during 2009, there was an inflow from securities sold under agreements to repurchase of EUR 2,728.3 million compared to an outflow of EUR 1,752.4 million in 2008.

        During 2010, compared to the corresponding period ended on December 31, 2009, our cash outflows in investing activities decreased from EUR 10,089.0 million to EUR 9,455.2 million, mainly due to the decrease in cash flows provided by our AFS and HTM portfolios, which amounted to a net cash outflow of EUR 2,909.7 million during 2010. The relevant cash flows for the period ended on December 31, 2009, resulted to a net cash outflow of EUR 3,053.2 million. Furthermore, net cash outflows from our loan portfolio amounted to EUR 3,309.3 million in the period ended December 31, 2010, while in the corresponding period ended December 31, 2009, there was a net cash outflow of EUR 5,523.6 million.

        Moreover, during 2010, compared to the corresponding period ended on December 31, 2009, our cash flows from financing activities were reduced by EUR 2,236.6 million from inflows of EUR 10,358.0 million in 2009 to inflows of EUR 8,121.5 million in 2010, mainly due to the decrease in net inflows from deposits (in 2010 the inflows from deposits amounted to EUR 6,080.2 million while in 2009 the corresponding inflows amounted to EUR 7,298.2. million. In addition in 2010, there was an outflow from securities sold under agreements to repurchase of EUR 947.2 million compared to an inflow of EUR 2,728.3 million in 2009.

        During 2011, compared to the corresponding period ended on December 31, 2010, our cash inflows in investing activities increased from outflows of EUR 9,455.2 million in 2010 to inflows of

EUR 6,302.1 million in 2011, mainly due to the increase in cash flows provided by our AFS and HTM portfolios, which amounted to a net cash inflow of EUR 1,742.4 million during 2011. The relevant cash flows for period ended December 31, 2010, resulted to a net cash outflow of EUR 2,909.7 million. Furthermore, due to the decrease in the credit expansion of the Greek segment, net cash inflows from our loan portfolio amounted to EUR 2,683.0 million in the period ended on December 31, 2011, while in the corresponding period ended on December 31 2010, there was a net cash outflow of EUR 3,309.3 million. Additionally, the net cash inflows from interest bearing deposits with banks amounted to EUR 2,542.3 million in the period ended on December 31, 2011, while in the corresponding period ended December 31 2010, there was a net cash outflow of EUR 3,320.8 million. Generally, the crisis has limited the Bank's access to liquidity from other financial institutions.

        Moreover, during 2011, compared to the corresponding period December 31, 2010, our cash flows from financing activities were reduced by EUR 13,731.2 million from inflows of EUR 8,121.5 million in 2010 to outflows of EUR 5,609.7 million in 2011, mainly due to the net outflow of deposits by EUR 2,175.5 million during 2011, as a result primarily of the outflow in Greek deposits, while in 2010 there was a net inflow from deposits of EUR 6,080.2 million. In addition, during 2011, there was an outflow in securities sold under agreements to repurchase of EUR 2,236.1 million compared to the outflow of EUR 947.2 million in 2010.

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

        On February 18, 2010, the second repeat General Meeting of the Bank's shareholders authorized the Board of Directors to issue bonds convertible into shares, in accordance with the provisions of articles 3a and 13 of the Companies Act and article 5 of the Bank's Articles of Association, for a period of five years, up to an amount corresponding to 50% of the paid-up Common stock of the Bank as at the time of the authorization of this right, i.e. EUR 1,696 million. The Meeting delegated it to the Board of Directors to decide the particular terms and details of such issuance, as well as the procedure by which the bonds would be converted to shares.

        In accordance with the above authorizations, the Board of Directors on September 10, 2010, approved the increase of the Bank's ordinary share capital through a rights issue by offering:

  (a)
  121,408,315 new ordinary shares of nominal value of EUR 5.00 each and subscription price of EUR 5.20 each. The shares were offered to existing ordinary shareholders at a ratio of one new share for every five shares held. The total capital raised amounted to EUR 631.3 million of which EUR 607.0 million was credited to Common stock and the remaining EUR 24.3 million to Additional paid-in capital. The new shares were listed on the ATHEX on October 19, 2010; and

  (b)
  227,640,590 convertible bonds to 227,640,590 new ordinary shares of nominal value of EUR 5.00 each and at a subscription price of EUR 5.20 each. The bonds were offered to existing ordinary shareholders at a ratio of three convertible bonds for every eight shares held. The convertible bonds carried no interest and were convertible to ordinary shares after seven days from their issuance. The total capital raised amounted to EUR 1,183.7 million of which EUR 1,138.2 million was credited to Common stock and the remaining EUR 45.5 million to Additional paid-in capital. The new shares were listed on the ATHEX on October 25, 2010.

        In January 2012, we completed tender offers for any and all of our outstanding third series fixed rate covered bonds of EUR 1.5 billion issued by the Bank and due in 2016, which form part of the existing Bank's EUR 10 billion covered bonds program and non-cumulative, non-voting preferred securities issued by our wholly owned subsidiary, National Bank of Greece Funding Limited, and guaranteed on a subordinated basis by the Bank. These tender offers created additional Core Tier I capital in the Bank's capital structure.

        For our share capital increase based on Greek Law 3723/2008, see below "—Sources of Capital and Liquidity-Financings under the Hellenic Republic Bank Support Plan—Pillar I Preference share facility".

        We are focused on enhancing our capital base, especially in the current economic environment where our ability to manage capital and liquidity faces significant challenges. Accordingly, we continue to explore all capital raising and liability management opportunities that may be available to us in light of market conditions.

        The table below sets forth the credit ratings that have currently been assigned to the Bank by Moody's, Standard & Poor's and Fitch.

Rating agency	Long-term foreign currency deposit rating(1)	Short-term foreign currency deposit rating(1)	Outlook for the Bank's ratings	Financial strength of the Bank— Individual(1)	Subordinated debt of the Bank(1)	Preferred stock of the Bank(1)
Moody's	Caa2	Not Prime	Negative	E	Ca	Ca
Standard & Poor's	CCC	C	Negative	—	CC	—
Fitch	B-	B	Stable	WD	—	C

(1)
A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

        Any further reductions in the long-term credit ratings of the Bank could delay the Bank's return to the capital and interbank markets for funding, increase our borrowing costs and/or restrict the potential sources of available funding available to the Bank. It could also, coupled with the deterioration of the market conditions, lead to higher spreads on bonds and have an adverse effect on the Bank's ability to use its collateral to secure funding. See also Item 3.D, "Risk Factors—We are currently severely restricted in our ability to obtain funding in the capital markets and are heavily dependent on the ECB for funding and liquidity, which may be affected by changes in the ECB rules relating to the eligibility of collateral such as Greek government bonds and guarantees—Our wholesale borrowing costs and access to liquidity and capital have been negatively affected by a series of recent credit rating downgrades of the Bank and may be negatively affected by further downgrades".

        As at December 31, 2011, total assets were EUR 103.5 billion, a decrease of 12.9% from the Group's total assets of EUR 118.7 billion, as at December 31, 2010, which in turn was an 5.0% increase from the Group's total assets of EUR 113.1 billion as at December 31, 2009. Deposits with the central bank were EUR 2.9 billion in 2011, EUR 3.0 billion in 2010 and EUR 2.9 billion in 2009. Securities purchased under agreements to resell were EUR 673.2 million as at December 31, 2011, EUR 146.3 million as at December 31, 2010 and EUR 532.1 million as at December 31, 2009. Interest bearing deposits with banks were EUR 3.8 billion in 2011, EUR 6.4 billion in 2010 and EUR 3.1 billion in 2009. The Group's securities portfolio was EUR 12.5 billion as at December 31, 2011, EUR 20.1 billion as at December 31, 2010, and EUR 20.2 billion as at December 31, 2009.

        The Group's loan portfolio increased from EUR 75.8 billion at December 31, 2009 to EUR 79.0 billion at December 31, 2010 and decreased to EUR 76.0 billion at December 31, 2011. At December 31, 2011, the Group's loan portfolio accounted for 73.4% of total assets. Allowance for loan losses increased from EUR 2.1 billion in 2009 to EUR 3.2 billion in 2010 and to EUR 6.6 billion in 2011. See Item 4.E, "Selected Statistical Data—Assets—Loan Portfolio".

        Deposits increased from EUR 87.8 billion on December 31, 2009 to EUR 93.9 billion on December 31, 2010 and decreased to EUR 91.6 billion on December 31, 2011. Of these, interbank funding, including funding from the ECB and central banks, increased from EUR 16.9 billion in 2009 to EUR 26.1 billion in 2010 and to EUR 32.7 billion in 2011.

        For further discussion of Liquidity and Capital Resources, including the maturity profile, currency and interest rate structure of debt, see Note 21 and Note 24 to the U.S. GAAP Financial Statements.

        Our capital expenditure requirements, excluding interests in other companies, have been principally for upgrading our information technology and other electronic systems and for general plant and equipment. Additionally, capital expenditure cost for 2011 include branch renovation costs, costs relating to establishment of new branches and costs relating to reallocation of existing branches. Capital expenditure for the Group, excluding such interests in other companies, amounted to EUR 283.5 million in 2011. We fund our capital expenditure requirements principally through operating cash flow. Our capital expenditures also include interests acquired in other companies, and amounted to an additional EUR 104.8 million for the year ended December 31, 2011. See Item 4.A, "History and Development of the Company—Acquisitions, Capital Expenditures and Divestitures".

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

        In July 2009, following the Board of Director's resolution of June 18, 2009, the Bank, increased its ordinary share capital by offering 110,367,615 new ordinary shares of nominal value of EUR 5.00 each and at a subscription price of EUR 11.30 each through a rights issue for a total share capital increase of EUR 1,247.2 million. The shares were initially offered to existing ordinary shareholders at a ratio of two new shares for every nine shares held. The new shares were listed on the ATHEX on July 30, 2009.

        On February 18, 2010, the second Repeat General Meeting of the Bank's shareholders authorized to the Board of Directors to issue bonds convertible to shares, as per the provisions of articles 3a and 13 of the Companies Act and article 5 of the Bank's Articles of Association, for a period of five years, up to an EUR 1,696 million, representing 50% of the paid-up share capital of the Bank at the time of such assignment. The Meeting authorized the Board of Directors to decide the particular terms and details of such issuance, as well as the procedure by which the bonds will be converted to shares.

        On September 10, 2010, following the above authorization and the authorization granted to the Board of Directors by the second Repeat General Meeting of the Bank's Shareholders on May 15,

2008, the Board of Directors approved an increase of the Bank's ordinary share capital through a rights issue by offering:

  (a)
  121,408,315 new ordinary shares of nominal value of EUR 5.00 each and at a subscription price of EUR 5.20 each. The shares were offered to existing ordinary shareholders at a ratio of one new share for every five shares held. The total capital raised amounted to EUR 631.3 million, of which EUR 607.0 million was credited to common stock and the remaining EUR 24.3 million to additional paid-in capital. The new ordinary shares were listed on the ATHEX on October 19, 2010.

  (b)
  227,640,590 convertible bonds to 227,640,590 new ordinary shares of nominal value of EUR 5.00 each and at a subscription price of EUR 5.20 each. The bonds were offered to existing ordinary shareholders at a ratio of three convertible bonds for every eight shares held. The convertible bonds carried no interest and were convertible to ordinary shares after seven days from their issuance. The total capital raised amounted to EUR 1,183.7 million, of which EUR 1,138.2 million was credited to common stock and the remaining EUR 45.5 million to additional paid-in capital. The new shares were listed on the ATHEX on October 25, 2010.

        For the preference shares issued under the Republic Bank Support Plan see section "—Financings under the Hellenic Republic Bank Support Plan".

Securitized loans

        The Bank, through its VIE, has the following securitized notes in issue as at December 31, 2011:

Issuer	Description	Type of collateral	Issue date	Maturity date	Nominal amount in million EUR		Interest rate
Revolver 2008—1 Plc(1)	Secured Floating Rate Notes—Class A	Consumer loans and credit card accounts	December 12, 2008	September 2020	1,000.0	(2)	Paid monthly at a fixed rate of 2.6% per annum
Revolver 2008—1 Plc(1)	Secured Floating Rate Notes—Class B	Consumer loans and credit card accounts	December 12, 2008	September 2020	268.9	(2)	Paid monthly at a fixed rate of 2.9% per annum
Titlos Plc	Floating Rate Asset Backed Notes	Receivables from Public sector	February 26, 2009	September 2039	5,100.0	(3)	Paid semi-annually at a rate of six-month Euribor plus 50 bps per annum
Spiti Plc	Asset Backed Floating Rate Notes—Class A	Residential mortgages	September 20, 2011	September 2058	1,500.0	(2),(5)	Paid semi-annually at a rate of six-month Euribor plus a margin of 400 bps
Spiti Plc	Asset Backed Floating Rate Notes—Class B	Residential mortgages	September 20, 2011	September 2058	249.5	(2)	Paid semi-annually at a rate of six-month Euribor plus a margin of 700 bps
Autokinito Plc	Asset Backed Floating Rate Notes—Class A	Auto loans	September 23, 2011	September 2023	400.0	(2),(5)	Paid semi-annually at a rate of six-month Euribor plus a margin of 200 bps

Issuer	Description	Type of collateral	Issue date	Maturity date	Nominal amount in million EUR		Interest rate
Autokinito Plc	Asset Backed Floating Rate Notes—Class B	Auto loans	September 23, 2011	September 2023	96.5	(2)	Paid semi-annually at a rate of six-month Euribor plus a margin of 350 bps
Agorazo Plc	Asset Backed Floating Rate Notes—Class A	Consumer loans	September 23, 2011	September 2033	1,250.0	(2),(4)	Paid semi-annually at a rate of six-month Euribor plus a margin of 300 bps
Agorazo Plc	Asset Backed Floating Rate Notes—Class B	Consumer loans	September 23, 2011	September 2033	412.8	(2)	Paid semi-annually at a rate of six-month Euribor plus a margin of 450 bps

(1)
The secured notes were issued through two VIEs, "Revolver APC Limited" (the Asset Purchase Company "APC", incorporated in the UK) and "Revolver 2008-1 Plc" (the Issuer).

On February 28, 2011, a) EUR 500 million class A notes were cancelled and b) the interest was changed from one-month Euribor plus 30 bps to fixed 2.6% on the class A notes and from one-month Euribor plus 60 bps to fixed 2.9% on the class B notes. The class A notes have been rated B- by Fitch and CCC by Standard and Poor's.

(2)
The Bank retains the option to call the notes on any interest payment date and reissue a new series, or sell them as is to investors.

(3)
The Bank retains the option to call the notes on any re-novation date or on any optional redemption date and reissue a new series or sell the notes to investors.

(4)
On March 15, 2012, Agorazo Plc proceeded with the partial redemption of class A notes of EUR 58.1 million.

(5)
On March 20, 2012, Spiti Plc and Autokinito Plc proceeded with the partial redemption of class A notes of EUR 106.9 million and of EUR 79.4 million, respectively.

        Additionally, in May 2010, the following transaction was unwound with the loans being sold back to the transferor in exchange for the notes:

Issuer	Description	Type of collateral	Issue date	Maturity date	Cancelled date	Nominal amount in million EUR	Interest rate
Eterika Plc	Asset Backed Floating Rate Notes—Class A	Commercial loans	July 31, 2008	June 2035	May 2010	975.0	Paid quarterly at a rate of three month Euribor plus 30 bps
Eterika Plc	Asset Backed Floating Rate Notes—Class B	Commercial loans	July 31, 2008	June 2035	May 2010	365.0	Paid quarterly at a rate of three month Euribor plus 250 bps

        All of the above notes issued are not presented within "Long-term debt" and the loans are not derecognized as the Bank is the owner of the issued secured notes and primary beneficiary of the above VIEs.

Covered bonds

        Under the covered bond Programs I and II, the Bank has the following covered bond series in issue as at December 31, 2011:

Program	Series number	Type of collateral	Issue date	Maturity date	Nominal amount in million EUR	Interest rate
Program I(1)	Third Series(3)	Residential mortgage loans	October 7, 2009	October 2016	1,500.0	Paid annually at a fixed coupon rate of 3.875%
Program II(2)	First Series(4)	Residential mortgage loans	June 24, 2010	June 2015 (with an additional ten-year extension option)	1,500.0	Paid quarterly at the ECB's refinancing rate plus a margin of 170 bps
Program II(2)	Second Series(4)	Residential mortgage loans	June 24, 2010	June 2017 (with an additional ten-year extension option)	1,500.0	Paid quarterly at the ECB's refinancing rate plus a margin of 200 bps
Program II(2)	Third Series(4)	Residential mortgage loans	June 24, 2010	June 2019 (with an additional ten-year extension option)	1,500.0	Paid quarterly at the ECB's refinancing rate plus a margin of 230 bps
Program II(2)	Fourth Series(6)	Residential mortgage loans	November 25, 2010	November 2018 (with an additional ten-year extension option)	1,500.0	Paid quarterly at the ECB's refinancing rate plus a margin of 210 bps
Program II(2)	Fifth Series(5)	Residential mortgage loans	May 6, 2011	September 2013 (with an additional ten-year extension option)	1,500.0	Paid quarterly at the ECB's refinancing rate plus a margin of 230 bps
Program II(2)	Sixth Series	Residential mortgage loans	May 6, 2011	September 2014 (with an additional ten-year extension option)	1,300.0	Paid quarterly at the ECB's refinancing rate plus a margin of 250 bps

(1)
EUR 10 billion covered bonds program ("Program I") established on November 26, 2008. The issue under this Program is currently rated B1 by Moody's and BB- by Fitch.

(2)
EUR 15 billion covered bonds program ("Program II") established on June 21, 2010. The issues under this Program are currently rated B1 by Moody's and BBB- by Fitch.

(3)
This issue is presented within Note 24 to the U.S. GAAP Financial Statements since all bonds were sold to domestic and foreign investors.

(4)
Initially, on June 24, 2010 the Bank issued the three Series of EUR 1 billion each and on July 29, 2010, the Bank issued the second tranches of EUR 500 million each. On September 24, 2010 the two tranches of each Series were funged.

(5)
Initially, on May 6, 2011 the Bank issued the fifth Series of EUR 500 million and on June 20, 2011, the Bank issued the second tranche of EUR 1 billion and funged.

(6)
On March 9, April 11 and May 14, 2012, the Bank proceeded with the cancellation of covered bonds of EUR 170 million, EUR 70 million and EUR 160 million, respectively.

        Other than the third Series of Program I, all the above issues have not been sold to investors, are held by the Bank and therefore are not presented within Note 24.

        Furthermore, the Bank, in 2010 and 2011, has cancelled the following issues under the covered bond Program I of EUR 10 billion:

Series number	Issue date	Cancellation date	Original nominal amount EUR	Cancelled amount in million EUR
Fourth Series	March 18, 2010	November 30, 2010	1.5 billion	1,000.0
First Series	November 28, 2008	May 6, 2011	1 billion	650.0
Second Series	November 28, 2008	May 6, 2011	1 billion	800.0
Fifth Series	May 11, 2010	May 6, 2011	1 billion	350.0
Second Series	November 28, 2008	June 2, 2011	1 billion	150.0
First Series	November 28, 2008	June 20, 2011	1 billion	300.0
Fifth Series	May 11, 2010	June 20, 2011	1 billion	650.0
First Series	November 28, 2008	August 3, 2011	1 billion	50.0	(1)
Second Series	November 28, 2008	August 3, 2011	1 billion	50.0	(1)

(1)
Repurchase and cancellation of EUR 50 million covered bonds, as these issues were sold on September 1, 2009 to institutional investors and presented within Note 24 to the U.S. GAAP Financial Statements.

Other borrowings

        The financial condition of other borrowings as of December 31, 2011, is as follows:

Issuer	Type	Issue date	Maturity date	Currency	Notional amount in million		Own held by the Group (notional amount in million)	Interest rate
Finansbank (via a VIE)	Fixed Rate Notes	March 24, 2006	March 2013	USD	110.0		39.0	Paid semi-annually at a rate of 6.5%
Finansbank (via a VIE)	Series 2005—A Floating Rate Notes (secured on Finansbank's Diversified Payment Rights)	March 15, 2005	March 2012	USD	500.0	(1)	55.5	Paid quarterly at a rate of three-month LIBOR plus 180 bps
NBG Finance Plc(2)	Fixed Rate Notes— Lower Tier II	August 3, 2010	August 2020 (Early redemption 2015)	EUR	450.0		20,0	Paid annually at a rate of 7.0% for the first 5 years and 9.5% thereafter.
NBG Finance Plc	Fixed Rate Notes, guaranteed by the Bank	September 21, 2010(3)	February 2012	EUR	80.0		—	Paid semi-annual at fixed interest rate of 2.07%
Finansbank	Senior Unsecured Notes	May 11, 2011	May 2016	USD	500.0		3.0	Paid semi-annually at fixed interest rate of 5.5%
Finansbank	Fixed Rate Bonds(4)	November 2, 2011	April 2012	TL	150.0		34.8	Capital amount and the interest at a fixed rate of 10.66% will be paid at maturity in a single payment
Finansbank	Fixed Rate Bonds(4)	November 30, 2011	May 2012	TL	200.0		37.0	Capital amount and the interest at a fixed rate of 10.45% will be paid at maturity in a single payment

Issuer	Type	Issue date	Maturity date	Currency	Notional amount in million	Own held by the Group (notional amount in million)	Interest rate
Finansbank	Amended Facility Agreement(5)	November 30, 2011	November 2012	EUR	210.6	—	Paid quarterly at LIBOR plus 0.7%.
Finansbank	Amended Facility Agreement(5)	November 30, 2011	November 2012	USD	220.5	—	Paid quarterly at LIBOR plus 0.7%.

(1)
The outstanding amount of Series 2005-A as of December 31, 2011 was USD 31 million (2010: USD 156 million).

(2)
On July 23, 2010, the Bank completed the sale through a private placement, of a Lower Tier II note, totaling EUR 450 through its UK-based subsidiary NBG Finance Plc, under NBG guarantee, and has been listed for trading on the Luxembourg Stock Exchange.

(3)
As of the same date, NBG Finance plc repurchased the entire issue of its own issued RON 355 million Fixed Rate Notes, issued in February 2007, of which the Bank held RON 15 million.

(4)
On January 20, 2011, Finansbank obtained the required permissions from legal authorities regarding the issuing of bank bonds with maturity of up to 1 year in the domestic market valued up to TL 1,000,000.

(5)
On December 2, 2010, Finansbank signed a dual tranche term loan facility amounting to USD 333.0 million and EUR 352.0 million with a one year maturity which was amended on November 30, 2011, based on which the amounts of USD 333.0 million and EUR 352.0 million were amended to USD 220.5 million and EUR 210.6 million, respectively.

        Other borrowings redeemed or repurchased in 2010 and 2011 are as follows:

Issuer	Type	Issue date	Redemption date	Currency	Notional amount in million	Own held by the Group (notional amount in million)
Bayerische Hypo-und Vereinsbank AG and Bayerische Landesbank	Schuldscheindarlehen loan agreement	August 4, 2008	August 4, 2010	USD	500.0	—
Finansbank (via a VIE)	Fixed Rate Notes	March 24, 2006	March 24, 2011	USD	110.0	(31.12.2010: 50.0)
NBG Finance Plc	Subordinated Callable Fixed Rate Notes	June 28, 2005	June 20, 2011*	JPY	30,000	—
Finansbank	Credit card secured loan	March 31, 2006	April 13, 2011	TL	300.0	—

(1)
On June 20, 2011, the Bank proceeded in the entire repurchase of the JPY 30 billion Subordinated Callable Fixed Rate Notes issued by the NBG Finance Plc in June 2005 and guaranteed on a subordinated basis by the Bank. The Notes mature in June 2035, however they could be redeemed at the option of the Bank in or after June 2015. These notes had been designated as financial liability at fair value through profit or loss. The carrying amount and amortized cost as at December 31, 2010 were EUR 100,444 and EUR 276,183 respectively.

*
Repurchased date.

Financings under the Hellenic Republic Bank Support Plan

        We participated in the Hellenic Republic Bank Support Plan as follows:

  Pillar I—Preference share facility

        On January 22, 2009, the Extraordinary General Meeting of Shareholders approved the share capital increase by EUR 350 million through the issue of 70 million redeemable preference shares of a nominal value of EUR 5.00 each, to be covered by the Hellenic Republic, with the cancellation of existing shareholders' pre-emptive rights, pursuant to the provisions of Greek Law 3723/2008 on the Hellenic Republic liquidity support plan.

        On November 26, 2010, at an extraordinary General Meeting of the Bank's Shareholders approved the repurchase by the Bank of the preference shares of a nominal value of EUR 350 million through payment in cash, subject to obtaining Bank of Greece and other statutory approvals.

        Furthermore, on December 22, 2011, an extraordinary General Meeting approved a) the share capital increase by EUR 1,000 million through the issue of additional 200 million Redeemable Preference Shares at a nominal value of EUR 5.00 each with the cancellation of the pre-emptive rights of the existing shareholders in favor of the Hellenic Republic, and b) the revocation of the decision of the extraordinary General Meeting held on November 26, 2010. On December 30, 2011, following the above decision, the Bank issued the 200 million Redeemable Preference Shares at a nominal value of EUR 5.00 each. Both issues were fully subscribed by the Hellenic Republic, through the transfer by the latter to the Bank of an equivalent amount of Greek government bonds, in accordance with Greek Law 3723/2008. Please also refer to Item 4.B, "Information on the Company—Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic Bank Support Plan" and Note 33 to the U.S. GAAP Financial Statement.

  Pillar II—Government guaranteed short-term borrowings facility

        Under the government-guaranteed borrowings facility, the Bank participated in the second pillar of Greek Law 3723/2008 as follows:

Description	Issue date	Maturity date	Nominal amount in million EUR		Interest rate
Floating Rate Notes	April 26, 2010	April 2013	2,500.0		Paid quarterly at a rate of three month Euribor plus 1,200 bps per annum(2)
Floating Rate Notes	May 4, 2010	May 2013	1,345.0	(1)	Paid quarterly at a rate of three month Euribor plus 500 bps per annum
Floating Rate Notes	May 4, 2010	May 2013	655.0		Paid quarterly at a rate of three month Euribor plus 1,200 bps per annum(2)
Floating Rate Notes	June 28, 2010	June 2013	4,265.6		Paid quarterly at a rate of three month Euribor plus 1,200 bps per annum(2)
Floating Rate Notes	December 23, 2010	December 2013	4,107.7		Paid quarterly at a rate of three month Euribor plus 1,200 bps per annum(2)
Floating Rate Notes	June 7, 2011	June 2014	1,925.0		Paid quarterly at a rate of three month Euribor plus 1,200bps per annum(2)

Total			14,798.3

(1)
On December 20, 2011 and December 23, 2011, the Bank repurchased Notes of amount EUR 907 million (EUR 700 million and EUR 207 million, respectively) that were held by third parties and included in the Group's Long-term debt (see Note 24 to the U.S. GAAP Financial Statements).

(2)
On June 3, 2011, the annual interest rate increased to three month Euribor plus a margin of 1,200 bps.

        The notes described above are held by the Bank and therefore, are not presented as liabilities on the Consolidated Balance sheet.

        Additionally, on June 4, 2009, we issued EUR 500 million of floating rate notes bearing interest at a rate of three month Euribor plus a margin of 0.25%, due in December 2009 that we repaid in December 2009.

  Pillar III—Debt instruments issued by the Public Debt Management Agency

        On April 12, 2010, the Bank obtained from Public Debt Management Agency, Greek government bonds having a nominal value of EUR 787 million collateralized with shipping and mortgage loans. The bonds are currently rated C by Moody's and B- by Fitch. These bonds can only be used as collateral for financing and therefore are reflected in off-balance sheet items.

Recent Financing

Financings under the Hellenic Republic Bank Support Plan

        On February 24, 2012, the Bank issued EUR 3,000 million Fixed Rate Notes maturing on May 24, 2012, bearing a 13% coupon payable quarterly in arrears. The notes are held by the Bank.

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

Risk Management Governance

        The Group aims to adopt practices regarding risk management governance, taking into account all relevant guidelines and regulatory requirements, as set by the Basel Committee, the EBA, the Bank of Greece and the HCMC, as well as any decisions of the competent authorities supervising the Group's entities.

        The Group's risk governance framework comprises a number of different constituents. In particular, the Board of Directors has established the Risk Management Committee ("RMC") overseeing all risk management functions across the Group. All risk management units report to the NBG GRCAD and to the NBG Group Market and Operational Risk Management Division ("GMORMD"), which are supervised by the Group Risk Manager. A separate compliance function, the Compliance Division, oversees all internal and external compliance matters, such as applicable Greek and EU, laws and regulations, as well as accounting standards. The Internal Audit—Inspection Division ("IAID"), which reports directly to the Board of Directors through the Audit Committee, complements the risk management framework and acts as an independent reviewer, focusing on the effectiveness of the risk management framework and control environment.

Risk Management Committee

        The RMC forms and submits for approval to the Board of Directors the risk assumption and capital management strategy of the Bank and the Group, on an annual basis. It also sets the principles and approves the policies that govern the management of risk and monitors the implementation and outcome of these policies. The members of the RMC are the Chairman of the Board of Directors, the Chief Executive Officer (CEO) and two other non-executive members of the Board of Directors. The Committee is chaired by the CEO of the Group. The RMC has the responsibility to review reports and evaluate the overall risk exposure of the Bank and the Group on a regular basis, taking into account the approved strategy and the business plan of the Group. The proposals to the RMC are submitted by the Group Risk Manager. For a further description of the RMC and a list of its current members, see Item 6.C, "Board Practices—Board Committees".

Group Risk Management

        During 2010, the Group, acknowledging the need for enhanced risk management, has split up the GRMD into two specialized units, the NBG GRCAD and the NBG GMORMD, to properly measure, analyze and manage the risks entailed in all its business activities. All risk management units of the Group report to the two aforementioned Divisions.

        Both divisions seek to protect the Group against unforeseen losses and to maintain earnings stability through independent identification and assessment of risks. The framework used for the evaluation of different types of risk is based on generally accepted banking practices to produce transparent, objective and consistent risk management information as the basis for organizing the Group structure. Their role in maximizing the Bank's earnings potential involves measuring performance on a risk-adjusted basis and allocating capital accordingly. In addition, they are responsible for providing the RMC with accurate data and analysis required for measuring, monitoring and managing risks and for supporting the implementation of risk management decisions. Group risk management policies are approved by the RMC.

        Based on its charter, the mission of GRCAD is to:

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

        On the other hand, the mission of GMORMD is to:

  •
  plan, specify, implement and introduce market, operational and liquidity risk policies, under the guidelines of the Bank's Board of Directors;

  •
  assess the adequacy of methods and systems that aim to analyze, measure, monitor, control and report the aforementioned risks undertaken by the Bank and other financial institutions of the Group and periodically validate them;

  •
  independently evaluate financial products, assets and liabilities of the Bank and the Group; and

  •
  regularly handle matters relevant to market, operational and liquidity risks, under the guidelines and specific decisions of the RMC and the Asset and Liability Committee.

        Both divisions guide decision-making processes in their corresponding areas of expertise and responsibility at the Group level, by providing the necessary risk management and related evaluation.

Asset and Liability Committee

        The asset/liability and risk management policy is designed to structure the balance sheet in order to control exposure to liquidity, interest rate and exchange rate risks, as well as to enable the Group to take advantage of market opportunities which may contribute to its profitability.

        Although the asset and liability management policies of the Bank and the other subsidiaries in the Group are currently planned and implemented separately, the Bank's Asset and Liability Committee ("ALCO") sets the general guidelines for asset and liability management. ALCO determines the Bank's strategy and policy as to matters relating to the structuring and management of assets and liabilities taking into account the current market conditions and the risk limits set by the Bank. The Bank's ALCO meets monthly and is comprised of the Chief Executive Officer, the Deputy Chief Executive Officers, General Managers and the Deputy General Manager of the Bank involved in the asset allocation functions. Day-to-day asset and liability management is delegated to the Treasury, which is divided into several operating units. The subsidiaries of the Group follow asset and liability management policies similar to those of the Bank.

        The members of ALCO are:

Chairman	Apostolos Tamvakakis	Chief Executive Officer
Member	Alexandros Tourkolias	Deputy CEO
Member	Anthimos Thomopoulos	Deputy CEO
Member	Leonidas Theoklitos	Deputy CEO
Member	Paul Mylonas	G.M. of Strategy and Governance
Member	Agis Leopoulos	G.M. of International Activities
Member	Michael Oratis	G.M. of Risk Management
Member	Leonidas Fragkiadakis	G.M. of Treasury and Global Markets
Member	Charalampos (Babis) Mazarakis	Chief Financial Officer

Internal Audit—Inspection Division

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

        The IAID of the Bank and the Group is administratively independent from other Bank and Group units. The Chief Audit Executive is assigned or discharged exclusively by the Bank's Board of Directors, on the recommendation of the Audit Committee and the Bank's CEO. Any dismissal or replacement of the Chief Audit Executive is communicated to the Bank of Greece. The Chief Audit executive reports on the IAID's activities directly to the Audit Committee on a regular basis and to the Bank's Board of Directors, through the Audit Committee on a quarterly basis.

        According to the IAID's Charter, which has been approved by the Bank's Board of Directors, the IAID is authorized to operate at Group level and to coordinate the activities of the Internal Audit Units ("IAUs") of the Group subsidiaries that maintain their own Internal Audit functions. Since 2010 Bank's IAID has undertaken the Internal Audit activities of key domestic subsidiaries aiming to improve quality of service and achieve economies of scale.

        All IAUs across the NBG Group use the same internal audit methodology that has been developed by Bank's IAID and follows the COSO—ERM principles and the International Standards for the Professional Practice of the Internal Auditing of the Institute of Internal Auditors ("IIA").

        During 2011, the "IAID":

  •
  Redesigned the methods and the procedures for auditing the domestic branch network in order to optimize the quality of service and the time allocated per branch.

  •
  Further utilized and enhanced the in-house developed anti-fraud application called "ASIST" for the Group, using internal resources and know-how, that analyzes a large volume of data and identifies suspicious fraud transactions.

  •
  Continued the on-going cooperation with the Bank's external auditor in assessing the effectiveness of the provisions procedures.

  •
  Updated the Group Guidelines and the Policies regarding the internal audit methodology utilized across the NBG Group in order to comply with the latest IIA standards.

  •
  Completed a project aiming to achieve convergence between the Internal Audit and Operational Risk methodologies by introducing a consistent method of identifying and registering risks.

  •
  Contributed a considerable number of auditors to the critical project of evaluating the completeness of the mortgage loan files, which was successfully completed.

        As at December 31, 2011, the IAID's total audit staff, including the Chief Audit Executive was 118 employees, while total Group IAU's audit staff was 328.

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

        Liquidity risk management seeks to ensure that the liquidity risk of the Group is measured properly and is maintained within acceptable levels and that, even under adverse conditions, the Group has access to funds necessary to cover customer needs, maturing liabilities and capital requirements.

        The Bank's executive and senior management have the responsibility for implementing the liquidity risk strategy approved by the RMC and for developing the policies, methodologies and procedures for identifying, measuring, monitoring and controlling liquidity risk, consistent with the nature and complexity of the relevant activities. The Bank's executive and senior management is regularly informed about current liquidity risk exposures ensuring that the Group's liquidity risk profile stays within approved levels.

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

        The reduced access to inter-bank and wholesale markets affecting all Greek banks combined with a reduction in domestic deposits has resulted in increased reliance on ECB and central banks repo facilities in 2011. In response to the international financial crisis, the ECB has significantly expanded the scope of its repo facilities both by permitting full allocation of bids, instead of auction process for certain tenors, lengthening tenors and broadening the scope of collateral it accepts. In this context,

ECB offers access to short term and long term repos, with tenors from one week to three years, respectively.

        As at December 31, 2011, ECB funding and funding from other central banks amounted to EUR 31.3 billion (see Note 18 to the U.S. GAAP Financial Statements for the analysis of instruments pledged). This included funding from the ELA, collateralized with loans that amounted to EUR 4.2 billion.

Interest Rate Risk in the Banking Book

        Interest rate risk in the banking book is the current or prospective risk to earnings (net interest income) and capital due to adverse movements in interest rates affecting the banking book positions. Exposure to interest rate risk in the banking book arises from re-pricing mismatches between assets and liabilities. The Group's banking book consists mainly of loans, interest bearing deposits with banks, securities purchased under agreements to resell, HTM securities, interest bearing deposits, securities sold under agreements to repurchase, other borrowed funds and long-term debt that are measured at amortized cost.

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

        See also Item 11, "Quantitative and Qualitative Disclosures About Market Risk—Sensitivity Analysis—Interest rate sensitivity analysis".

Foreign exchange risk

        The following table sets forth the assets and liabilities and shareholders' equity by those denominated in euro and those denominated in other currencies for the Group under U.S. GAAP on December 31, 2009, 2010 and 2011.

	Year ended December 31,
	2009			2010			2011
	EUR	As restated(2) Other Currency	Total	EUR	As restated(2) Other Currency	Total	EUR	Other Currency	Total
	(in thousands)
Assets:
Cash and due from banks	1,023,498	406,883	1,430,381	753,590	682,567	1,436,157	963,264	754,472	1,717,736
Deposits with central bank	1,871,094	1,050,252	2,921,346	1,950,228	1,011,600	2,961,828	2,337,521	561,477	2,898,998
Securities purchased under agreements to resell	408,162	123,949	532,111	96,496	49,806	146,302	340,689	332,498	673,187
Interest bearing deposits with banks	2,196,035	881,918	3,077,953	5,894,673	504,094	6,398,767	2,886,597	881,027	3,767,624
Trading assets	3,879,871	185,119	4,064,990	2,626,587	158,735	2,785,322	2,254,053	710,035	2,964,088
Derivative assets	1,437,633	342,471	1,780,104	1,184,148	450,122	1,634,270	2,615,310	990,655	3,605,965
Available-for-sale securities, at fair value	12,312,075	3,771,238	16,083,313	9,164,344	4,524,166	13,688,510	5,476,963	3,094,761	8,571,724
Held to maturity securities	99,604	—	99,604	3,577,235	21,050	3,598,285	989,265	12,937	1,002,202
Equity method investments	16,815	8,512	25,327	39,497	10,597	50,094	52,769	6,370	59,139
Loans	59,595,837	16,238,067	75,833,904	59,172,384	19,866,056	79,038,440	56,756,048	19,246,809	76,002,857
Less: Allowance for loan losses	(1,504,888)	(560,290)	(2,065,178)	(2,385,239)	(790,166)	(3,175,405)	(5,807,694)	(742,941)	(6,550,635)

Net loans	58,090,949	15,677,777	73,768,726	56,787,145	19,075,890	75,863,035	50,948,354	18,503,868	69,452,222
Goodwill, software and other intangibles	414,359	3,431,024	3,845,383	439,823	3,519,146	3,958,969	241,496	2,848,360	3,089,856
Premises and equipment net	814,180	380,522	1,194,702	854,186	367,803	1,221,989	938,594	334,861	1,273,455
Accrued interest receivable	751,675	278,560	1,030,235	909,505	286,225	1,195,730	905,425	250,804	1,156,229
Other assets	2,731,561	529,143	3,260,704	3,280,797	511,823	3,792,620	2,838,007	396,803	3,234,810

Total assets	86,047,511	27,067,368	113,114,879	87,558,254	31,173,624	118,731,878	73,788,307	29,678,928	103,467,235

	Year ended December 31,
	2009			2010			2011
	EUR	As restated(1) Other Currency	Total	EUR	As restated(1) Other Currency	Total	EUR	Other Currency	Total
	(in thousands)
Liabilities and Shareholders' Equity:
Total deposits	69,440,522	18,393,889	87,834,411	73,790,905	20,104,576	93,895,481	73,236,341	18,338,961	91,575,302
Securities sold under agreements to repurchase	4,460,522	24,918	4,485,440	2,959,367	578,922	3,538,289	697,983	604,256	1,302,239
Other borrowed funds	24,092	286,692	310,784	375,428	736,235	1,111,663	235,977	689,994	925,971
Accounts payable, accrued expenses and other liabilities	4,303,046	1,210,486	5,513,532	3,341,792	1,766,688	5,108,480	5,482,706	2,386,118	7,868,824
Long-term debt	2,548,897	808,157	3,357,054	3,199,889	606,061	3,805,950	2,228,992	708,379	2,937,371
Insurance reserves	2,286,131	35,242	2,321,373	2,493,785	37,559	2,531,344	2,719,833	41,008	2,760,841

Total liabilities	83,063,210	20,759,384	103,822,594	86,161,166	23,830,041	109,991,207	84,601,832	22,768,716	107,370,548
Non-controlling interests	767,704	331,522	1,099,226	793,440	294,173	1,087,613	42,362	311,987	354,349
Total equity	6,950,449	1,242,610	8,193,059	5,942,708	1,710,350	7,653,058	(5,755,125)	1,497,463	(4,257,662)

Total liabilities and equity	90,781,363	22,333,516	113,114,879	92,897,314	25,834,564	118,731,878	78,889,069	24,578,166	103,467,235

(1)
See Note 43 to the U.S. GAAP financial statements.

Capital Adequacy

        The Group actively manages its capital base to ensure that entities in the Group maximize the return to stakeholders through the optimization of the debt and equity balance. The Group takes advantage of contemporary means for raising capital, with the objective to sustain its capital adequacy ratios well above the minimum regulatory levels and at the same time to improve the weighted average cost of capital to the benefit of its shareholders (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece"). In this context, in 2010 the Bank increased its capital by EUR 1.8 billion through cash in order to strengthen its Tier I capital. In this framework, both the calculation of the capital requirements and the dynamic management of the capital base are embedded in the business plan and the annual budgeting processes, in accordance with the capital adequacy targets that have been set in the Group's risk strategy.

        Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain a minimum ratio determined on a risk-weighted basis, of capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk, of at least 8%. At least half of the required capital must consist of "Tier I" capital (as defined), and the rest of "Tier II" capital (as defined). The framework applicable to Greek banks conforms to EU requirements, in particular the Own Funds, the Solvency Ratio and the Capital Adequacy Directives. However, under the relevant European legislation, supervisory authorities of the member states have some discretion in determining whether to include particular instruments as capital guidelines and to assign different weights, within a prescribed range, to various categories of assets.

        The unique events that occurred during 2011, such as the continuation, for a third year in a row, of the crisis in the Greek economy and the impairment losses recognized due to the completion of the PSI (refer to Note 11 to the U.S. GAAP Financial Statements), have adversely impacted the regulatory capital of the Group and the Bank which has been reduced significantly, and there is need for recapitalization. The recapitalization plan for Greek banks forms an integral part of the financial assistance under the Program.

        The Program, which has already been approved by the Troika along with a specific sequence of disbursements, commits funds for the recapitalization plan, amounting up to EUR 50 billion and is now in the implementation phase under the auspices of the Bank of Greece. The main features of this Program are as follows:

  •
  all Greek banks are required to achieve a Core Tier I capital ratio of 9% by September 2012 and 10% by June 2013. In addition, banks' capital needs will be determined on the basis of a requirement to maintain a 7% Core Tier I capital ratio under a three-year adverse stress scenario;

  •
  from January 1, 2012 until the Group achieves the minimum level of capital required, the Bank of Greece will allow the Bank to operate at a Core Tier I ratio lower than 9%;

  •
  the Bank of Greece, with the support of external consultants, is undertaking a comprehensive assessment of the banks' capital needs and viability. This assessment will be based, inter alia, on a stress test exercise built on the results of an independent loan diagnostic exercise, the PSI impact, and the business and capital plans that banks have already submitted, and will be revised in accordance with Bank of Greece comments; and

  •
  banks that are deemed viable based on their business and capital raising plans, as assessed by the Bank of Greece, will be given the opportunity to raise capital in the market prior to September 30, 2012. Residual capital needs will be met from public support from the HFSF through common shares with restricted voting rights or contingent convertible bonds, in a manner that preserves private sector incentives to inject capital.

        The voting rights of the common shares held by the HFSF will be strictly limited to specific strategic decisions, unless the private participation in the form of common shares is less than a given minimum percentage of the bank's total capital needs (to be defined in a separate law).

        On December 31, 2010, the Group had EUR 8,959 million of Tier I capital and EUR 9,311 million of total capital, as calculated in accordance with Basel II. On December 31, 2011, the Group had EUR (2,367) million, of Tier I capital and EUR (1,664) million of total capital, as calculated in accordance with Basel II. By taking into account the amount of EUR 6.9 billion of capital confirmed by the HFSF and the amount of EUR 77 million of capital created from the voluntary tender offer for the acquisition of the preferred securities issued by NBG Funding Ltd and for the EUR 1,500 million Third Series fixed rate covered bonds due in 2016, which completed on January 17, 2012 (see Note 42 to the U.S. GAAP Financial Statements), the Group had on a pro forma basis EUR 4,610 million of Tier I capital and a pro forma basis EUR 5,313 million of total capital.

        The following table shows the EU capital adequacy ratios for the Group as at December 31, 2007, 2008, 2009, 2010 and the proforma ratios for the Group and 2011.

	Year ended December 31,
	2007		2008		2009		2010		2011		2011 pro forma
	Tier I	Total	Tier I	Total	Tier I	Total	Tier I	Total	Tier I	Total	Tier I	Total
Group	9.2%	10.3%	10.0%	10.3%	11.3%	11.3%	13.1%	13.7%	(3.7)%	(2.6)%	7.2%	8.3%

        In accordance with the Bank of Greece directives (Governor's Act 2630/29.10.2010), the Group's capital base includes different types of eligible own funds, among others: the share capital, the share premium account, the reserves and retained earnings, preferred securities and subordinated debt issues.

        At December 31, 2011, the Group's capital adequacy ratio of (2.6%) was below the required minimum of 8% due to the recognition of losses from the Groups' participation in the PSI (see Note 11 to the U.S. GAAP Financial Statements), and to this extent Tier I and Total capital have been calculated before the application of the regulatory limits prescribed in the Bank of Greece Governor's

Act 2630/2010. Specifically, in case of negative regulatory equity the recognition of minority rights as well as Lower Tier I capital and Tier II is prohibited, and certain investments in financial institutions are deducted from Tier I capital.

        In the context of actions designed to fortify the Group's capital position, in December 2011 the Bank raised EUR 1 billion through the issuance of redeemable preference shares to the Hellenic Republic, under Pillar I of the Hellenic Republic Bank Support Plan, and in January 2012 completed a tender offer to repurchase all or part of the covered bonds and hybrid securities issued by the Group in the past. This move enabled the Bank to strengthen its Core Tier I and Tier I capital by EUR 302 million and EUR 77 million, respectively. (See "—Liquidity and Capital Resources—Capital Management").

        In addition, in its letter to the Bank on April 20, 2012, the HFSF stated that, on April 19, 2012, the Bank of Greece replied to HFSF with the following:

  (a)
  the Bank is evaluated as viable;

  (b)
  the Bank submitted a business plan that includes the time schedule for the implementation of the capital actions described therein, and this plan is evaluated as viable and reliable;

  (c)
  the amount required for the restoration of the capital adequacy ratio to the minimum 8%, is estimated by the Bank of Greece at EUR 6.9 billion; and

  (d)
  the HFSF should officially reply to the Bank that it intends to participate in the share capital increase or in the issuance of a convertible bond by the Bank under the provisions of Greek Law 3864/2010, up to the amount that has been determined by the Bank of Greece and is adequate to restore the Group's capital adequacy ratio (i.e. EUR 6.9 billion).

        In the same letter to the Bank, HFSF stated that it will participate in the share capital increase or in the issuance of a convertible bond by the Bank up to the amount of EUR 6.9 billion. Furthermore, the HFSF stated that it will cover any amount of unsubscribed share capital and/or the convertible bonds, and that this commitment is valid until September 30, 2012.

C.    Research and Development, Patents and Licenses

        We have not engaged in any significant research and development activities during any of the last three financial years.

D.    Trend Information

        Our performance has been and will continue to be influenced by the difficult economic conditions in Greece.

        The successful completion of the PSI in April 2012, in conjunction with the activation of the Program for Greece for the period 2012-2015, could provide more time for economic policy to implement fiscal adjustment efforts and growth-enhancing structural reforms. At the same time, the PSI implies a significant decline of the Greek debt burden, as well as, a sharp reduction in debt servicing needs through low interest rates and a substantial extension of the average debt maturity. The Program, which also includes a comprehensive strategy for banking system recapitalization following PSI-related losses, as well as in connection with the detrimental impact of a prolonged recession on bank loan quality, is expected to lay the ground for a more stable and growth friendly financial environment.

        Nevertheless, the Greek economy continues to face unprecedented macroeconomic headwinds, originating from the still sizeable fiscal imbalances, which were compounded by other deep-rooted structural vulnerabilities. Recessionary pressures are far more dense and prolonged than initially projected taking a heavy toll on fiscal adjustment effort both on the revenue and expenditure sides, while the deterioration in labor market conditions is unprecedented (unemployment rate of 20.7% in the fourth quarter of 2011) and is likely to suppress further domestic demand through an adverse feedback between austerity, wage adjustment and the decline in activity.

        The quasi-coercive nature of the PSI in conjunction with the still high level of Greek sovereign debt post-PSI (above 120% until 2019), and the substantial effort needed to ensure fiscal sustainability of the country render a rapid improvement of market sentiment and a significant upward revision of sovereign ratings of the country highly unlikely for the near-to-medium-term. Poor market valuations of new Greek government bonds, aside from very limited market liquidity, also reflect an embedded eurozone exit-risk premium for Greece, which could take a lot of time and effort to subside. According to the IMF, Greece has little if any margin to absorb additional adverse shocks or slippages in the implementation of the Program. In the event that policy implementation takes longer or falls short, the economy takes longer to respond to labor market and other structural-competitiveness enhancing reforms, or the fiscal impact of recession is higher than estimated, a higher debt trajectory than that suggested by the post-PSI analysis underlying the Program would result.

        Political risks linked to the parliamentary elections of May 6, 2012 create additional uncertainty about policy implementation (the Troika has already sought political assurances from large political parties to ensure continuity in policy implementation). Nonetheless, potential delays in the formation of a new Government post elections, as well as a weak parliamentary majority of the parties supporting the Program versus others that are opposed to IMF/EU support could pose additional risks to the implementation of the Program.

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

        Regarding 2012, the continuing fall in private sector's disposable income and still high fiscal imbalances will continue to erode the domestic deposit base although, in the event of a reduction of uncertainty, the pace of bank deposits contraction is likely to slow through the containment of deposit flight abroad and the reduction of cash hoarded domestically but outside the banking system.

        As at December 31, 2011, the Group's domestic deposits excluding interbank deposits were 17,7% lower compared with December 31, 2010 and 27.1% lower compared with December 31, 2009 due to the outflow of customer deposits during 2010 and 2011. The trend of outflowing domestic deposits has continued in 2012, in line with market outflows as reported by the Bank of Greece, for the two months period to February 2012.

        Reflecting the loss of access to market funding as well as the sharp decline in deposits, our net ECB funding and funding from other central banks has increased considerably since the start of the crisis. As at December 31, 2011, our ECB funding and funding from central banks amounted to EUR 31.3 billion.

        Non-accruing loans represented 15.1% of our loans portfolio as at December 31, 2011 (compared to 8.1% as at December 31, 2010), of which 75.0% were loans to borrowers in Greece. The effect of the economic crisis in Greece and adverse macroeconomic conditions in the countries in which we operate may result in further adverse effects on the credit quality of our borrowers, with increasing delinquencies and defaults.

        Turkish operations through Finansbank, our Turkish subsidiary, represented 19.4% of our gross loans as at December 31, 2011 (compared to 18.9% as at December 31, 2010). Such loans accounted for 30.3% of net interest income before provisions for loan losses and contributed a net income of EUR 375.9 million to our net loss for the year ended December 31, 2011 (compared to 31.9% and EUR 454.5 million, respectively, for the year ended December 31, 2010).

        Additionally, we have built up substantial operations in Bulgaria, Romania, FYROM, Serbia and other developing economies. The Group's SEE operations accounted for 10.4% of our gross loans as at December 31, 2011 (compared to 10.7% as at December 31, 2010) and 11.1% of our net interest income before provisions for loan losses as at and for the year ended December 31, 2011 (compared to 11.4% for the year ended December 31, 2010). The economic crisis in Greece may materially adversely affect the operations of our SEE subsidiaries and Turkey, increase depositors' concerns in these countries regarding the creditworthiness of the Hellenic Republic and the Bank, which may, in turn, affect their willingness to continue to do business with our international subsidiaries and result in local governmental intervention.

        As a result of the prevailing uncertainty, our ability to foresee the market conditions is significantly restricted, and therefore long-term targets are not expected to be reliable.

E.    Off-balance Sheet Arrangements

        In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by a bank to a third party for a customer's foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party (see Note 25 to the U.S. GAAP Financial Statements). All of these arrangements are related to the normal lending activities of the Group.

        The Group's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments, policy discussed in more detail on Note 3 to the U.S. GAAP Financial Statements.

        The following tables summarize the Group's off-balance-sheet financial instruments, whose contract amounts represent credit risk, as of December 31, 2010 and 2011:

	2010	2011
	(EUR in thousands)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit:(1)
Commercial and personal	17,878,471	14,584,516
Commercial real estate	3,472	—
Residential real estate	326,940	94,602
Commercial letters of credit	539,790	589,924
Standby letters of credit and financial guarantees written	6,684,876	5,970,422

Total	25,433,549	21,239,464

(1)
Commitments to extend credit as of December 31, 2011 include amounts of EUR 1,685.7 million for the Group (2010: EUR 1,318.6 million), which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are included in the Risk Weighted Assets calculation under regulatory rules currently in force.

F.     Tabular Disclosure of Contractual Obligations

        Our contractual obligations as at December 31, 2011, can be summarized as follows:

	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	(EUR in thousands)
Time deposits(1)	33,274,251	659,820	15,139	8,031	33,957,241
Long-term debt(1)	376,665	733,971	2,537,978	90,252	3,738,866
Operating lease obligations	87,842	146,038	114,112	140,856	488,848
Insurance reserves(2)	581,983	407,555	337,254	1,434,049	2,760,841
Pension liability(3)	36,497	29,346	36,931	121,969	224,743
Put options of non-controlling interest holdings(4)	26,006	261,065	—	—	287,071
Purchase obligations(5)	5,103	—	—	—	5,103

Total	34,388,347	2,237,795	3,041,414	1,795,157	41,462,713

(1)
Time deposits and long-term debt are calculated using contractual undiscounted cash outflows until maturity. Long-term debt includes the estimated interest payments on long-term debt obligations. Time deposits and long-term debt are discussed in Note 19 and Note 24 respectively, to the U.S. GAAP Financial Statements.

(2)
Insurance obligations are calculated based on the maturity of the reserves. Insurance reserves are discussed in Note 23 to the U.S. GAAP Financial Statements.

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

G.    Safe Harbor

        See "Special Note Regarding Forward-Looking Statements" in the introduction to this Annual Report.

ITEM 6    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Board of Directors and Senior Management

Board of Directors of the Bank

        The Bank is managed by the Board of Directors, which is responsible for ensuring strategic direction, management supervision and adequate control of the Bank, with the ultimate goal of increasing the long-term value of the Bank and protecting the corporate interest at large, in compliance with the provisions of the law.

Board of Directors' Operation

        The members of the Board of Directors are elected by the Bank's General Meeting of Shareholders for a three-year term that can be extended until the Annual General Meeting of Shareholders of the year during which the three-year term ends. All members can be re-elected.

        The Bank's General Meeting of Shareholders determines each time the exact number of the members of the Board of Directors and elects its independent non-executive members. The Board of Directors consists of a minimum of nine to a maximum of 16 members. The sixteenth member is filled by the representative of the Greek government, as per article 1 para. 3 of Greek Law 3723/2008 (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic's Bank Support Plan"). The Articles of Association and the Corporate Governance Code specifically define the minimum number of executive, as well as independent and non-executive directors (see Item 10.B, "Additional information—Memorandum and Articles of Association" and Item 16E, "Purchases of equity securities by the issuer and affiliated purchasers").

        The General Meeting of Shareholders may, at any time, discharge the members of the Board of Directors. In the event that as a result of resignation, death or forfeiture for whatever reason a Director ceases to be on the Board of Directors, and his replacement by substitute Directors elected by the General Meeting is not feasible, the remaining Directors may either provisionally elect another Director to fill the vacancy for the remaining term of office of the Director replaced, or continue to manage and represent the Bank without replacing the missing Director(s), provided that the number of the remaining Directors shall be at least nine. In the event that a new Director is provisionally elected, the election announced by the Board of Directors at the next General Meeting, which may replace the Directors elected even if no relevant item is included in the agenda. Under all circumstances, the remaining Directors, irrespective of number, may call a General Meeting solely for electing a new Board of Directors.

        The Board of Directors elects by absolute majority, from its members, the Chairman and the Chief Executive Officer, who manages the Bank. Moreover, the Board of Directors may elect Vice Chairmen and Deputy Chief Executive Officers. The Chairman and the Chief Executive Officer may be the same person, and the same applies for the Vice Chairmen and the Deputy Chief Executive Officers.

        The Board of Directors is constituted into a body at its first meeting following each election of Directors by the General Meeting, as well as under any circumstances when the Chairman's or the Chief Executive Officer's post is vacated for whatever reason. Until the Board of Directors elects a new Chairman or Chief Executive Officer, the relevant duties are exercised by the substitute thereof.

        The Board of Directors is convened by the Chairman, by means of an invitation to the Directors at least two business days prior to the meeting. The invitation must clearly specify the items on the agenda, otherwise resolutions may not be adopted at the meeting unless all Directors are present or being represented and no Director objects to resolutions being adopted. Moreover, at the request of two Directors, to be filed with the Chairman or his substitute, the Chairman or his substitute must call a Board of Directors meeting to convene within seven days as of the date the request was filed.

        The Board of Directors forms a quorum and validly deliberates when one half plus one of the Directors is present or being represented, but under no circumstances may the number of Directors present in person be less than five. The Articles of Association describes in detail the requirements for Directors' representations for valid resolutions adoption.

Responsibilities of the Board of Directors

        The Board of Directors represents the Bank in court and out of court and may delegate its powers and functions, in all or in part, including the right of representation, to the Chief Executive Officer, one or more of its executive members, the Bank's General Managers, Deputy General Managers, Managers, employees and third parties in general, by virtue of a Board of Directors resolution, which determines the matters in respect of which, the said powers and functions are delegated. Excluded are any such matters which may require collective action by the Board of Directors.

        The Bank is bound in its transactions by the signature of either one or two authorized signatories. The Board of Directors may validly grant sole signature authorization only to the Chief Executive Officer, the Deputy Chief Executive Officers and the General Managers of the Bank.

        Indicatively, the Board of Directors is responsible for:

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

  •
  nominating General Managers, Deputy General Managers and Managers following the Chief Executive Officer's recommendation;

  •
  approving the interim and annual Bank's and consolidated financial statements;

  •
  issuing Bond Loans, with the exception of those for which the Bank's General Meeting of Shareholders is exclusively responsible in accordance with the Greek law;

  •
  developing and maintaining a Code of Ethics for the employees of the Bank and the Group; and

  •
  approving the Bank's and the Group's Corporate Social Responsibility Policy ("CSR").

        The Bank's Board of Directors is supported by competent Committees, which have been established and operate for this purpose (see Item 6.C, "Board Practices—Board Committees").

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

        In discharging their nomination responsibilities and proposals to the General Meeting of Shareholders, the Board of Directors pursues to propose candidates to be appointed as Directors to the Board of Directors or replace members of the Board of Directors that have submitted their resignation, whose nomination ensures that the Board of Directors as a collective body presents the following profile:

  •
  has in depth knowledge of the financial industry, counting amongst its members individuals that are or have been active in leadership positions in financial institutions;

  •
  possesses significant business and professional experience and is socially distinguished, including, among its members, individuals that are serving or have served as Chairmen, Chief Executive Officers or senior managers of large organizations and have built a reputation that demonstrates the ability to form judgments over important and sensitive matters upon which the Board of Directors is called to decide;

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

Evaluation of the Chief Executive Officer, the Board of Directors and the Board Committees

        The performance of the Bank's Chief Executive Officer and the executive members of the Board of Directors is evaluated, on an annual basis, by the non-executive members of the Board of Directors in accordance with specific procedures that are described in detail in the Corporate Governance Code. Furthermore, on an annual basis, the Board of Directors conducts an annual effectiveness evaluation of its operations and its Committees' operations, on the basis of a methodology developed and approved by the Corporate Governance and Nominations Committee. Every three years, the evaluation is carried out more profoundly by an outside consultant whose selection and oversight are the responsibility of the Corporate Governance and Nominations Committee.

Directors Remuneration

        The Board of Directors develops a proposal on the remuneration of its members for the services they provide, which is submitted to the General Meeting of Shareholders. This proposal is developed according to the Bank's Remuneration Policy as well as industry best practices, in a way that adequately reflects the time and effort they are expected to contribute to the work of the Board of Directors, while at the same time promoting efficiency of the Board of Directors. Regarding, specifically, the executive members of the Board of Directors, the Bank has adopted a Policy for the determination of their remuneration within the broader context of determining senior executives' remuneration so as to promote meritocracy and create a performance based mentality. The Bank's Remuneration Policy was adopted by the Board of Directors on September 30, 2010, following the recommendation of the Human Resources and Remuneration Committee. The Policy is in accordance with the Management Act no. 7 on June 9, 2010 of the Department for the Supervision of Credit and Financial Institutions of the Bank of Greece, the recommendations of European statutory bodies and the international best practices.

Continuous education and training of Directors

        The Bank informs the Board of Directors about current corporate governance, risk management, compliance, financial and accounting issues. For the new Directors, the Bank provides a comprehensive briefing about, among others, the structure and operations of the Bank, as well as the rights and obligations of Directors.

Board of Directors Structure

        The current Board of Directors, whose term expires in 2013, was elected by the extraordinary General Meeting of Shareholders on January 14, 2010, with the exception of Mr. Alexandros N. Makridis who was appointed on February 26, 2009 as the representative of the Greek government as per Greek Law 3723/2008, and Mr. Avraam I. Triantafyllidis who was appointed on March 18, 2010 in replacement of Mr. Alexandros G. Stavrou. Further, the extraordinary General Meeting of Shareholders held on November 26, 2010 elected three executive members, Messrs. Alexandros G. Tourkolias, Anthimos C. Thomopoulos and Leonidas T. Theoklitos, who during the Board of Directors meeting which followed were elected Deputy Chief Executive Officers. On November 23, 2010, Ms. Maria (Marily) A. Frangista was elected a Director in replacement of Ms. Maria S. Sklavenitou. Her appointment was announced in the extraordinary General Meeting of Shareholders held on November 26, 2010. On the April 14, 2011, Mr. Spyridon J. Theodoropoulos was appointed in replacement of the late Vassilios Konstantakopoulos.

        Specifically, the Bank's Board of Directors is comprised of the following members:

Board of Directors of the Bank
Name	Position in Board	Election Date	End of Term	Profession
Vassilios T. Rapanos	Chairman (Non-executive Member)	January 14, 2010	2013	Chairman of the Board, Professor, University of Athens
Executive members
Apostolos S. Tamvakakis	Chief Executive Officer (Executive Member)	January 14, 2010	2013	Chief Executive Officer
Alexandros G. Tourkolias	Member	November 26, 2010	2013	Deputy Chief Executive Officer
Anthimos C. Thomopoulos	Member	November 26, 2010	2013	Deputy Chief Executive Officer
Leonidas T. Theoklitos	Member	November 26, 2010	2013	Deputy Chief Executive Officer
Non-executive members
Ioannis C. Giannidis	Member	January 14, 2010	2013	Professor, University of Athens Law School, and Legal Counselor
Ioannis P. Panagopoulos	Member	January 14, 2010	2013	Employee Representative, Chairman of the Greek General Confederation of Labor
Avraam J. Triantafyllidis	Member	March 18, 2010	2013	Employee Representative

Board of Directors of the Bank
Name	Position in Board	Election Date	End of Term	Profession
Independent non-executive members
H.E. the Metropolitan of Ioannina Theoklitos	Member	January 14, 2010	2013	Bishop of the Greek Orthodox Church, Ioannina prefecture
Stefanos C. Vavalidis	Member	January 14, 2010	2013	Former Member of the Board of Directors, European Bank for Reconstruction & Development,
Georgios P. Zanias	Member	January 14, 2010	2013	Economist, Professor of Economics, Chairman of the Board of SOE
Alexandra T. Papalexopoulou-Benopoulou	Member	January 14, 2010	2013	Member of the Board of Directors, TITAN Cement S.A.
Petros K. Sabatacakis	Member	January 14, 2010	2013	Economist
Maria (Marily) A. Frangista	Member	November 23, 2010	2013	Chief Executive Officer of Franco Compania Naviera S.A.
Spyridon J. Theodoropoulos	Member	April 14, 2011	2013	Chief Executive Officer, Chipita S.A.
Greek Government Representative
Alexandros N. Makridis	Member	February 26, 2009	2013*	Chairman of the Board & Chief Executive Officer of Chrysafidis S.A.
Board and Board Committees' Secretary
Martha A. Pylioti		July 29, 2010		Attorney, LLM, NBG Legal Services Division

*
The term of the government-appointed Director will also be considered for renewal on that date but may terminate sooner if the government preference shares are repaid.

        During 2011, the Bank's Board of Directors convened 21 times in total.

Greek government influence

        Pursuant to the Bank's participation in the support plan for the liquidity of the Greek economy as per Greek Law 3723/2008, the Greek government has the right to participate in the Board of Directors through the appointment of a representative, who has veto power on strategic decisions or decisions resulting to a significant change in legal or financial position of the Bank and for which the shareholders approval is required. The same veto power applies to corporate decisions relating to the Chairman, Chief Executive Officer and the other members of the Board of Directors as well as the General Managers' and the alternate General Managers' compensation, and dividend distribution. However, the State appointed representative may only utilize its veto power following a decision of the Minister of Finance or if he considers that the relevant corporate decisions may jeopardize the interests of depositors or materially affect the solvency and effective operation of the participating bank. Moreover, the State appointed representative has full access in the bank's books, on reports for restructuring and viability, medium term funding needs of the Bank as well as on reports for the level of financing of the Greek economy. See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic's Bank Support Plan".

        The Greek government may be able to exercise a greater level of control in the future, following our recapitalization by the HFSF. See Item 4.B, "Business Overview—The macroeconomic environment in Greece—The Hellenic Republic's economic crisis, the successful sovereign debt restructuring (PSI) and the agreement on the Program for Greece—Recapitalization Framework".

        Below are the curricula vitae of the Chairman, Chief Executive Officer and Deputy Chief Executive Officers, as well as those of the principal managers of various business lines of the Bank.

Chairman

        Vassilios Rapanos, born 1947, was appointed Non Executive Chairman of the Board of Directors of the National Bank of Greece and Chairman of the Hellenic Bank Association in December 2009. He holds a Bachelor's degree in Business Administration from the Athens University of Economics and Business, a Master's degree in Economics from Lakehead University in Canada and a PhD in Economics from Queen's University in Canada. Mr. Rapanos has been actively involved in research in the field of Economics, not only as a Researcher at the Center of Planning and Economic Research, but also as a Professor at the University of Athens, where he has been teaching Economic Analysis and Public Economics since 1992. His research interests focus on taxation, the role of the government in the economy, as well as EU Economics. In addition to his academic and research activity, he has also served in several posts; as Counselor at the Ministry of Economy and Finance, as Counselor to the Permanent Greek Delegation to the EU, and as Deputy Head of the Greek Delegation to the OECD. For the period 2007-2009, he was Research Associate at the Foundation for Economic & Industrial Research, of which he is still a member of the Board. During the years 2000-2004, he was Chairman of the Council of Economic Advisors at the Ministry of Economy and Finance. Moreover, during the period 1998-2000 he served as Chairman of the Board of the Hellenic Telecommunications Organization, and in the years 1995-1998 he was initially Deputy Governor and later Governor of the National Mortgage Bank of Greece. He was also member of the Board of Directors of the National Bank of Greece from 1997 to 2004.

Chief Executive Officer

        Apostolos Tamvakakis, born 1957, was appointed Chief Executive Officer of the NBG Group in December 2009. In March 2009, he joined the management team of Latsis Group in Geneva as Head of Strategy and Business Development of the Group, whereas in 2004 he was appointed Executive Chairman & Managing Director at LAMDA Development. From 1998 to 2004 he served as Vice Chairman at the National Bank of Greece, whereas during the years 1996-1998 he served as Deputy Governor at the National Mortgage Bank. From 1989 to 1996 he was Deputy General Manager for Greece at ABN AMRO Bank and from 1986 to 1989 he worked at the Hellenic Investment Bank as Manager of the Corporate Finance. From 1984 to 1986 he worked at Mobil Oil Hellas as strategic planning Executive. He has also served as Vice-President of Hellenic Exchanges SA (HELEX); Chairman of the Steering Committee of the Interalpha Group of Banks; Chairman of Ethnocard (National Management & Organization Co), National Securities S.A. and ETEVA (National Investment Bank for Industrial Development); President of the Southeastern European Board of the Europay Mastercard group; and a member of various other boards and committees. Today he is Chairman of the Board of Directors of Astir Palace Vouliagmenis S.A. and member of the Boards of Directors of American Hellenic Chamber of Commerce, Foundation for the Support of the Ecumenical Patriarchate and Holy Patriarchal and Stavropegic Monastery of St Anastasia the Farmakolytria in Chalkidiki. He is also member of the General Council of the Hellenic Federation of Enterprises, member of the Steering Committee of Inter Alpha Group of Banks and member of the Institut International d'Etudes

Bancaires. He holds a Bachelor's degree in Economics from the University of Athens, and a Master of Arts in Econometrics from Saskatchewan University in Canada.

Deputy Chief Executive Officers

        Alexandros Tourkolias, born 1946, was appointed Deputy CEO of National Bank of Greece and executive member of the Board of Directors in November 2010. From 2006, he became a member of the NBG Executive Committee, in combination with his duties as a General Manager of Corporate and Investment Banking, where he was responsible since 2004. He also has the responsibility of the Group's wholesale banking activities, brokerage, private equity and private banking. Before joining the bank in 1997 as Head of Shipping, he worked for Bank of America in London and Piraeus for twelve years. He then joined Bank of Nova Scotia in 1988 as Deputy General Manager for Greece. He is the Chairman of the Board of Directors of NBG Cyprus, Vice Chairman of the Board of Directors of EH and a Director of UBB and NBG International Ltd. He holds a BSc in Political Sciences and Public Administration from Pantios School, a BSc in Law from the University of Athens, a Postgraduate Diploma in Shipping Administration Management and Marine Insurance and Maritime Law and a Master's degree in Shipping Economics from the University of Wales in Great Britain. He is President of the Association of Banking and Financial Executives of Hellenic Shipping, member o f the Piraeus Maritime Arbitration Committee and member of the Board of Directors of the HELEX. He also participates in committees of the Hellenic Bank Association.

        Anthimos Thomopoulos, born 1961, was appointed Deputy Chief Executive Officer of National Bank of Greece in November 2010. He is a member of the NBG Executive Committee. He joined the Bank in 1998 as Group Risk Director after serving as a managing partner of KPMG Greece. He is Chairman of NBG Asset Management and NBGB and Director of EH, SABA, UBB, Finansbank A.S., the HDIGF, AEDAK Insurance Organization, and Wind. He holds a BSc in Electrical Engineering and postgraduate degrees in Finance and Computer Science. He is a qualified Chartered Accountant with the Institute of Chartered Accountants in England and Wales and a CFA charter holder.

        Leonidas Theoklitos, born 1961, was appointed Deputy CEO and a member of the NBG Board of Directors, in November 2010. He is a member of the NBG Executive Committee and he has served as Group Chief Operating Officer from August 2010. In March 2010 he was appointed Chairman of the Board at EH. He also serves as Vice Chairman and Managing Director of Astir Palace Vouliagmenis S.A. and as Chairman of NBG Pangaea. From 2005 to 2006 he served as Advisor to the Administration at EFG Eurobank, whereas during the years 2000-2004 he was appointed Executive Vice-President at TT Hellenic Postbank and Chairman at TT Hellenic Postbank-Hellenic Post AEDAK (TT ELTA AEDAK). From 1998 to 1999 he served as Chief Executive Officer at the Bank of Central Greece and during the years 1994-1998 he was Deputy General Manager at Egnatia Bank. He started his career at National Investment Bank for Industrial Development (ETEBA S.A.) (1986-1994). He has also served as a member of the Executive Committee of Hellenic Bank Association and also as a board member at HELEX, Attica Bank S.A., National Investment Co SA (ETHNEX), Eurobank Properties S.A., Egnatia Finance S.A., Egnatia AEDAK, Anelixis Commercial S.A. and Sklavenitis J.&S. S.A. He holds Bachelor's degrees in Chemical Engineering from the National Technical University of Athens and in Business Administration from the Athens University of Economics and Business, and also a Master in Business Administration (MBA) from the Imperial College, University of London.

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

        Yannis Katsouridis, born 1967, has been the Chief Executive Officer of EH, since November 2010. Before taking this position, Mr. Katsouridis was Chairman of the Board and C.E.O. of National Securities S.A. from 2003 to 2007. Mr. Katsouridis holds a B.A. (Economics) from the University of Athens and an MSc in Money, Banking and Finance from University of Birmingham. Mr. Katsouridis is Chairman of the Board of Garanta, National Insurance Brokers S.A., Ethniki Insurance (Cyprus) Ltd and Ethniki General Insurance (Cyprus) Ltd, Vice- President of the Board of Directors of Finans Life & Pensions Turkey and member of the Board of Directors of Petros Petropoulos S.A.

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

        Stilian Vatev, born 1956, is the Chief Executive Officer and a member of the Board of Directors of UBB. He joined UBB in 1993 after serving in several managerial positions at the National Bank of Bulgaria. He is also a member of the Board of Directors of Interlease AD, Interlease Auto AD, UBB Asset Management AD, UBB Insurance Broker EOOD and Bankservice Borika AD. Mr. Vatev is the Chairman of the Management Boards of UBB - ALICO Life Insurance Company AD and UBB—Chartis Insurance Company AD and is a member of the SEE Regional Advisory Board of MasterCard—Europe and Plenary Member of the European Payment Council . Mr. Vatev holds an MA in Finance and Credit from the University for National and World Economy, Sofia, Bulgaria and has attended several banking related programs in the United Kingdom, Switzerland and Japan.

        Gligor Bishev, born 1958, has been the Chief Executive Officer and Chairman of the Board of Directors of Stopanska Banka AD. He joined Stopanska Banka in 2000 after serving as Deputy Governor of the National Bank of Republic of Macedonia. Mr. Bishev is an Associate Professor of Graduate and Postgraduate Studies at the Faculty of Economics—Prilep, and Professor of Post-Graduate Studies at the Faculty of Economics—Skopje. He is also a member of the Business Council of the Faculty of Economics—Ljubljana since 2008. He advised on recent monetary reforms in

Republic of Macedonia as well as in several research projects in banking, monetary policy, applied economics, and economic development. He holds a PhD in Economics from the Faculty of Economics—Skopje and has attended various seminars and training courses in Austria, the United Kingdom and Switzerland.

        Nicholas Th. Beis, born 1952, is the Managing Director of National Bank of Greece (Cyprus) since April 2010 and a member of the Board of Directors since March 2010. During his career, he has held several managerial positions like General Manager and Executive Board Member at Emporiki Bank S.A., General Manager at Piraeus Bank S.A., Corporate Manager at ABN AMRO Bank NV, Athens and Relationship Manager at Barclays Bank PLC, Athens. Nicholas Beis holds a Bachelor in Economics from Kapodistriakon Athens, University, a Bachelor of Science in Business Economics from New York Institute of Technology and a Master of Arts in Quantitative Economics from New York University, New York, USA.

        Marinis S. Stratopoulos, born 1964, has been appointed the Chief Executive Officer and Deputy Chairman of the Board of Directors of Banca Romaneasca since August 2010. He has been also appointed as the Chairman of the Board of Directors of NBG Leasing IFN S.A., as Deputy Chairman of the Board of Directors of NBG Factoring Romania IFN S.A. and as a member of Board of Directors of Garanta and NBG Securities Romania S.A. In Banca Romaneasca he is also Chairman of the Executive Committee, Credit Committees, ALCO and Loan Monitoring Committee. He started his career in banking in 1993 in Xiosbank S.A. and then served in several managerial positions in Piraeus Bank Group, Egnatia Bank Romania S.A., Egnatia Bank S.A., National Bank of Greece a.d. Beograd and as President of the Executive Board of Vojvodjanska since 2007. In parallel to his banking career, he worked from 1993 to 2000 as a part-time instructor in Accounting, Mathematics of Finance, Business Administration and Business Finance at the American College of Greece. He holds a Deck Officer Diploma from the Merchant Marine, a BSc in Business Administration from the American College of Greece and an MSc from the University of Lancaster.

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

        Efstratios Sarantinos, born in 1965, has been the Chief Executive Officer of NBG Asset Management since 1st February 2012. He has previously worked as a derivatives trader at Merrill Lynch, Barclays de Zoete Wedd, Citibank N.A. in London and as Counsel at National Bank of Greece and General Manager of Kyprou Asset Management M.F.M.C. He is also a holder of the United Kingdom Investment Management Certificate. Mr. Sarantinos holds a PhD in Computer Science—Artificial Intelligence from the University of London and a BSc (Hons) in Computer Science from the University of Wales.

        Petros Katsoulas, born 1966, has been the Chief Executive Officer of National Securities S.A. since July 2011. He is a graduate of the Computer Sciences department of the University of Crete (1988). He also holds an MSc in Software Engineering and MBA from Aston University, Birmingham, UK (1990 and 1993 respectively). From July 1993 to October 1996 he worked in the investment banking department of Barclays Bank (BZW) in Athens. From October 1996 to December 1997 he worked in the equities department of BZW in London. From 1998 he worked in the equities department of the investment bank of Credit Suisse in London, where he was Research Director of for European telecommunication companies and Greek Equities. Since 2010 he runs the equity sales desk of National Securities S.A., initially in London and from early 2011 in Athens.

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

        The General Managers are as follows:

        Miltiadis Stathopoulos, born 1944, is the General Counsel since February 2010. He has been a lawyer since 1970 and joined the Group in 1972 as a lawyer of ex National Mortgage Bank S.A. From 1995 he was the Director of the Legal Services of ex National Mortgage Bank S.A. until 1998 when it merged with the Bank. From 1998 to the end of January 2010 he was Director of the Legal Services of the Bank. He participates in the Legal Council, the Credit Committees and the Supreme Disciplinary Council of the Bank. He has served as Vice Chairman, CEO and Board member of the brokerage firm DELPHI S.A. He is currently Vice Chairman of Ektenepol, Ethniki Kefalaiou S.A. and member of the Board of Directors of NBGB. He is also a member of the Legal Committee of the Hellenic Bank Association and a founding member of the Banking and Stock Exchange Law society. Mr. Stathopoulos holds a Bachelor's degree from the Law School of Aristotle University of Thessaloniki.

        Charalampos (Babis) Mazarakis, born 1964, is the Chief Financial Officer and member of the ALCO. He is also a Board Member of the NBG subsidiaries Ethnodata S.A., NBGB, Ethniki Factors S.A., Ethniki Kefalaiou S.A., NBG Pangaea and Astir Palace Vouliagmenis S.A. Before joining NBG, he was Chief Operating Officer at the NYSE-listed Corporation Excel Maritime Carriers Ltd, while from 2008 until 2010 he was Group Chief Financial Officer and Member of the Group Executive Committee at TITAN Cement Company (listed on the ATHEX), where he was responsible for the financial and IT management of 70 active companies across 12 countries. From 1999 to 2008 he served in various executive positions in Vodafone Greece and Hungary; he was Group CFO and Member of the Board of Directors in Greece (1999-2006), Interim Chief Executive Officer in Hungary (2006-2007) and in 2007 he returned to Greece as COO and Vice Chairman of the Board of Directors. During the period 1997-1999 he held the position of Finance Director and Member of the Board of Directors at Georgia Pacific-Delica, while from 1992 until 1997 he worked as Financial Analysis Group Manager at Procter & Gamble, at first in Athens and then in the European Headquarters in Brussels. Babis Mazarakis holds a Bachelor's degree in Business Administration from the University of Piraeus (with distinction) and an MBA from Ohio State University, The Fischer School of Business (Wielder Scholar), where he was Teaching Assistant in Finance. He has been listed within the 30 most distinguished CFOs in Europe below 40 years old (2002, CFO Europe).

        Andreas Vranas, born 1952, is the Head of Human Resources, since January 2010. He is also Chairman of the Board of NBG Training Center S.A. From 1979 to 1985 he worked as investment analyst at the National Investment Bank for Industrial Development (ETEBA). During the period 1985-1988 he worked at the Ministry of National Economy as economic advisor and Special Secretary for Private Investments. From 1988 to 1996 he rejoined ETEBA, as a manager in the fields of project financing, equity investments and portfolio management. From 1996 to 2004, he was Deputy Governor at the National Bank of Greece and Vice Chairman of the Board of Directors, responsible for corporate credit, shipping and the domestic branch network of the Bank. From April 2004 to January 2010, he was Chairman of the Board of Directors of Ethniki Leasing. He holds a degree in Business

Administration from Athens University of Economics and Business, a Master's degree in Finance from Manchester University and a PhD in Finance from the University of Athens.

        Agis Leopoulos, born 1968, is the General Manager of International. Before joining the Group, he worked for three years at the European Commission in Brussels. He is the Chairman of UBB, Stopanska Banka, Banca Romaneasca, SABA, Vojvodjanska and Deputy Chairman of NBG Cyprus. He is also a member of the Board of Directors of Finansbank A.S. He graduated from Athens College and holds a BSc and MSc from the faculty of Economics and Social Science of the London School of Economics.

        Paul Mylonas, born 1958, joined NBG Group in 2000. From April 2004 to December 2010, he was General Manager of Strategy and Research, Chief Economist of the Group and Head of Investor Relations. His responsibilities were broadened in December 2010, when he became General Manager of Strategy and Governance. He runs the Investment Committee, he is the secretary of the Executive Committee and a member of ALCO. Mr. Mylonas serves on the Boards of Directors of: Finansbank A.S., Astir Palace Vouliagmenis S.A., NBG Asset Management and National Securities S.A. Moreover, he is a member of the Economic Advisory Board of the Foundation for Economic and Industrial Research and the Hellenic Banks' Association. Before joining the Bank, he worked at the OECD and the IMF and taught at Boston University. Mr. Mylonas holds a PhD from Princeton University and a BSc from Brown University.

        Michael Oratis, born 1957, is the Chief Risk Officer. Before joining the Bank in 1999, he worked for Midland Bank, Bank of America, ABN AMRO Bank, Mytilinaios S.A. and Citibank as Country Treasurer. He is a member of the Board of Finansbank A.S., SABA, NBG Asset Management and NBG Staff Self Insurance. He holds a BSc in Chemical Engineering from National Technical University of Athens, an M.S. in Industrial Engineering from Columbia University and an MBA in Finance and International Business from New York University.

        George Paschas, born 1956, has been the General Manager of Business Processes, IT & Purchasing at NBG Group since July 2010, after serving as Group CAE (Chief Audit Executive) for 8 years. He is a member of the IIA and the Association of Certified Fraud Examiners. He is non-executive member of the Board of Directors and Chairman of the Audit Committee of EH. He is a member of various executive committees of the Bank and EH, including the Group Procurement and the Risk Management Committee, either in an executive or consulting role. He is a graduate of the University of Piraeus, holding two degrees in Business Management and Money & Foreign Exchange Markets.

        Demitrios Dimopoulos, born 1947, is the General Manager of Corporate Banking in National Bank of Greece, since 2008. He joined National Bank of Greece in 1975. He served as Director of the Corporate Division and was involved in corporate financing as well as project financing of investments in infrastructure, energy and tourism sectors. He is member of the Board of Directors of National Securities S.A., Ethniki Leasing and Ethniki Factors S.A. He is also permanent representative of the Bank at the Board of Directors of the Athens Chamber of Commerce and Industry. Mr. Dimopoulos holds a postgraduate degree in Economics from the University of East Anglia, United Kingdom.

        Aristotelis Karytinos, born 1956, is the General Manager of Real Estate in National Bank of Greece. He is also CEO of NBG Pangaea, Chairman and CEO of NBG Property Services S.A., Hellenic Touristic Constructions S.A., Kadmos S.A., Ektenepol, Dionysos S.A., Mortgage Touristic Protypos S.A., Chairman of Grand Hotel Summer Palace S.A., Pronomiouhos S.A. Genikon Apothikon Hellados, Aktor Facility Management S.A. and Ethniki Ktimatikis Ekmetalefsis S.A., Vice Chairman of Propindex S.A. and a member of the board of directors of Dipli Anaplasi S.A. Before joining the Bank, he held senior positions within Eurobank EFG Group, including Head of Group Real Estate, Head of Mortgage Lending and CEO of Eurobank Properties REIC. In the past, he has served for several years as manager in companies of the public and private sector. Dr A. Karytinos holds a degree (BSc) in economics from the University of Athens, a master's degree (MSc) in urban economics from Pantion University and a doctorate (PhD) in finance from the University of Warwick.

        Nelly Tzakou, born 1962, is Group Chief Operations Officer and Group Head of Global Transaction Services. She is responsible for the Group Operations, e-Business & Alternative Channels and is Group Head of the Global Transaction Services. She is Chairman at Ethniki Factors S.A., and Vice Chairman at Dias S.A. and National Securities S.A. Moreover, she is a member of the EBA, Single Euro Payments Area ("SEPA") High Level Meeting run by the ECB and a Council Member of the European Financial Management Association ("EFMA") Operational Excellence Advisory Council. Before joining the Bank, Mrs. Tzakou was an executive at Eurobank EFG between 1990 and 2007, responsible for Group Operations and the Global Transaction Services business unit. Mrs. Tzakou holds a Bachelor's Degree in Economics from the University of Piraeus (with honors) and an MBA from the University of Wales & Manchester Business School.

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

        Andreas Athanassopoulos, born 1966, was appointed General Manager of Retail Banking at National Bank of Greece in April 2011. He is currently leading the Mortgage, Consumer Credit, Card Issuing and Acquiring, SBL, Investment Products and Deposits, Corporate Key Account Services, Customer Service, Marketing & Communication divisions. He holds a Bachelor of Science in Applied Mathematics from the University of Patras, a Master's of Science in Statistics and Operational Research from the University of Essex, a PhD in Management Science from the University of Warwick and a Post-Doc from London Business School. He has worked as a professor at Warwick University (1991-1996) and at ALBA Graduate School. Before joining the Bank he served as a Director of Marketing in Piraeus Bank and in Eurobank EFG as a Deputy General Manager of Small Business Banking. He is board member of NBGB, board member of Hellenic Ombudsman for Banking Investment Services and Vice Chairman of NBG Asset Management. He is a member of the EFMA, the Institute for Operations Research and the Management Sciences (INFORMS) and an honorary professor at Warwick Business School.

Deputy General Managers

        Petros Fourtounis, born 1955, has been Deputy General Manager and Group Chief Audit Executive at NBG since July 2010. He is a member of the Economic Chamber of Greece and the IIA. He has been extensively involved in the fields of audit, corporate—project financing and international credit. From August 2002 to July 2010, he held the position of Director in the NBG Divisions of Corporate Banking, Structured and International Finance and Group International Credit. During 1984-1999, he worked as Internal Auditor of the Bank. He joined NBG in 1975. He has been a member of the Board of Directors or Executive Credit Committees of several NBG subsidiaries and he was actively involved in the due diligence procedures of foreign bank acquisitions by NBG. P. Fourtounis holds a Bachelor's Degree in Economics from the University of Macedonia, Economic and Social Sciences.

        Dimitris Frangetis, born 1951, holds the position of the Group Chief Credit Officer at National Bank of Greece, having previously been Deputy General Manager of NBG Group International Activities. He is a member of NBG Group Senior Credit Committees and a Board member of Vojvodjanska, Stopanska Banka, as well as of NBG Albania. He has served as Managing Director of Piraeus Group International Subsidiaries, General Manager and Board member at Emporiki Bank, General Manager and Vice Chairman at Ionian Bank, Chairman or Board member in a number of Emporiki Group & Ionian Group Subsidiaries and Deputy General Manager at ANZ Grindlays (Greece). Mr. Frangetis is an Athens College graduate and has studied Economics at the University of Athens and at Essex University.

        Demetrios Vrailas, born 1951, is currently the Executive President of Ethnodata S.A., and IT service provider member of the NBG Group. In 2009 he was appointed Deputy General Manager of Information Technology at National Bank of Greece, whereas from 2002 to 2009, he was the NBG IT Manager. During the period of 1998-2002, he worked for Alpha Bank as Deputy Manager in the Business Processes Division. He joined NBG in 1975 and served for 23 years as Application Developer and Systems Engineer. Between 1988 and 1998, he was assigned as Technical Coordinator for Greece of the IBM European User's Association. D. Vrailas holds a Bachelor's Degree in Mathematics from the National and Kapodestrian University of Athens, and a Master of Science in Mathematics of Modern Control Systems from the Loughborough University of Technology (UK).

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

        Spyros Asimopoulos, born 1951, was appointed Deputy General Manager of the Branch Network at National Bank of Greece in March 2010. He is member of the Board of Directors of NBGB. He has also served as Deputy Human Resources Director (1999-2002), as Branch Network Director, responsible for the bank branches in Attica (2002-2004) and he has worked as Director of the Small & Medium Enterprises Financing Division (2004-2010). From 1994 to 1997 he was Vice Chairman and CEO of the National Housing Bank. Mr. Asimopoulos holds a Bachelor's degree from the Athens University of Economics and Business.

        Yiannis Balampanis, born in 1952, he has been Deputy General Manager of Organization and Business Processes at National Bank of Greece since July 2010. He is a System's and Business Processes' Analyst and a member of the Board of Directors of the NBG Group subsidiary Ethnodata S.A. He is also a member of the following NBG Group Committees: Procurement Committee, IT Committee, Security Committee, Operational Risk Committee, and NBG Executive Placement Committee. In addition to all the aforementioned, Mr. Balampanis is NBG Group Business Continuity General Coordinator in Greece. From July 2002 to July 2010, he was the Manager of Business Processes Division at NBG. Among other major projects, Mr. Balampanis was responsible for major NBG projects, such as the consolidations of NBG Subsidiaries ETEBA, EAEDO and National-P&K Securities S.A. During the years 1997-2002 he was Deputy Manager of Business Processes Division. In this capacity, he participated in the project management team of the consolidation of the Mortgage Bank of Greece.

        Nikolaos Christodoulou, born 1966, was appointed Group CIO at National Bank of Greece in November 2011. Before joining NBG, he was a Partner at Accenture, the global consulting and technology firm, where he was heading the Management Consulting Unit in Greece. He was also heading the Financial Services Unit in Greece. During the 15 years of his consulting experience he has worked for many of the largest Financial Institutions in Greece and Eastern Europe, advising on large scale transformation programs, defining IT Strategies, conducting feasibility studies for technology investments, designing new operating and organization models. He has served as member of the Board of ICAP S.A. and member of the Advisory Committee of Attica Ventures. He has been Chairman of the Greek Information Society Observatory for 4 years and Chairman of the Digital Aid S.A. for 2 years. He holds a Bachelor's degree in Electrical and Computer Engineering from National Technical University of Athens, an MBA from Warwick Business School, UK and a PhD in Decision Systems from National Technical University of Athens. He has also worked as a Research Associate at INSEAD and at the National Technical University of Athens.

Executive Committees

Senior Executive Committee

        The Senior Executive Committee was established by the Board of Directors in 2004 and operates as per a special Charter, which came in force by the Management Act 145/2.3.2007. The Senior Executive Committee is the Bank's supreme committee, with approving authority that supports the Chief Executive Officer of the Bank in his duties. The Senior Executive Committee has strategic powers and is responsible for monitoring the execution of the Bank's business plan. Furthermore, it has approval powers that cannot be delegated to other members of the Bank's management or to other collective bodies of the Bank.

        The Committee is comprised of the following members:

Chairman	Apostolos Tamvakakis	Chief Executive Officer
Member	Anthimos Thomopoulos	Deputy CEO
Member	Alexandros Tourkolias	Deputy CEO
Member	Leonidas Theoklitos	Deputy CEO
Member	Omer Aras	President and CEO of Finansbank
Secretary	Paul Mylonas	G.M. of Strategy and Governance

Executive Credit Committee

        The Executive Credit Committee was established in 2008 by Management's Act No. 244/8.4.2008 and its purpose is to:

  •
  establish the limits for risk exposures and credit approval limits for the lower level administrative Committees of the Bank, as well as for the employees of central services and units of the Bank's network;

  •
  approve loans of amounts exceeding pre-existing limits set for lower level credit approval authorities. The Committee also decides on the settlement or the undertaking of measures regarding loans, which are not being serviced as expected or have been characterized as non-performing;

  •
  implement new lower level credit approval Committees and review or abolish existing credit approval limits; and

  •
  amend the Credit Policy rules on credit approval levels, through a Chairman's Act, or in his/her absence, through a Vice Chairman's Act.

        The Committee is comprised of the following members:

Chairman	Apostolos Tamvakakis	Chief Executive Officer
Member	Alexandros Tourkolias	Deputy CEO
Member	Dimitrios Frangetis	Chief Credit Officer

Disclosure and Transparency Committee

        The Disclosure and Transparency Committee was established in 2003 in order to be aligned with the US legal requirements for the financial markets. Its purpose is to monitor the accuracy and completeness of the information included in public announcements and in any publications issued by the Bank, including information submitted to the SEC. Specifically, the Committee has the following responsibilities:

  •
  reviewing the accuracy and completeness of the data included in the information submitted to the SEC;

  •
  monitoring the procedures and controls pertaining to the timely collection and evaluation by the Bank and the Group entities of the information for disclosure, as per the relevant legislation;

  •
  evaluating the effectiveness of the said disclosure procedures and controls and ensuring their continuous development and improvement, as per the requirements of the relevant legislation;

  •
  ensuring that the said procedures and controls are implemented effectively and uniformly by all Group entities;

  •
  monitoring and timely informing the Bank's External Auditors and the Bank's Audit Committee on any material deficiencies of the said procedures and any fraud cases involving the Bank's management or any executive responsible for their supervision or implementation;

  •
  conducting periodic evaluations of the said procedures and controls and submitting relevant reports to the Bank's management; and

  •
  opining to the Bank's management and those executives, who are responsible for complying with the certification requirements of the U.S. legislation, on the extent that these requirements are fulfilled so that they can proceed with the issuing of the certifications.

        The Committee is comprised of the following members:

Chairman	Anthimos Thomopoulos	Deputy CEO
Member	Miltiadis Stathopoulos	General Counsel
Member	Dimitrios Dimopoulos	G.M. of Corporate Banking
Member	Agis Leopoulos	G.M. of International Activities
Member	Leonidas Fragkiadakis	G.M. of Treasury and Global Markets
Member	George Paschas	G.M. of Business Processes, IT and Purchasing
Member	Michael Oratis	G.M. of Risk Management
Member	Paul Mylonas	G.M. of Strategy and Governance
Member	Charalampos (Babis) Mazarakis	Chief Financial Officer
Member	Andreas Athanassopoulos	G.M. of Retail Banking
Member	Petros Fourtounis	Chief Audit Officer

        The Committee is convened at the invitation of its Chairman, at least twice per annum and ad hoc as deemed necessary.

IT Steering Committee

        The IT Steering Committee was established in compliance with the requirements of the Bank of Greece Governor's Act No. 2577/2006, aiming at providing support to the Bank's management with regards to IT Governance. Its key objective is the implementation of the Bank's and the Group's IT strategy and IT Security Policy. Specifically, the Committee is responsible for:

  i.
  evaluating the short and medium-term plans of the IT Divisions in accordance with the business strategy that has been formulated by the Bank's management;

  ii.
  assessing the analysis and management of the risks related to IT systems;

  iii.
  evaluating and approving the purchase of costly hardware and software;

  iv.
  supervising large scale IT projects and their budget;

  v.
  setting priorities with respect to IT projects;

  vi.
  assessing the implemented IT policies, standards and procedures;

  vii.
  approving and supervising cooperation with third parties (e.g. outsourcing of IT services);

  viii.
  preparing and submitting to the Board of Directors an annual report on its actions; and

  ix.
  receiving information on the IT audit results.

        The Committee is comprised of the following members:

Chairman	Leonidas Theoklitos	Deputy CEO
Member	George Paschas	G.M. of Business Processes, IT and Purchasing
Member	Michael Oratis	G.M. of Risk Management
Member	Leonidas Fragkiadakis	G.M. of Treasury and Global Markets
Member	Andreas Athanassopoulos	G.M. of Retail Banking
Member	Theofanis Panagiotopoulos	Deputy G.M. of Corporate Banking
Member	Nikolaos Christodoulou	Deputy G.M. of IT
Member	Ioannis Balampanis	Deputy G.M. of Business Processes

        The Committee convenes at the invitation of its Chairman, at least twice per annum and ad hoc as required.

Asset and Liability Committee

        For the Asset and Liability Committee, see Item 5.B, "Liquidity and Capital Resources".

Write-Off and Provisions Committee

        The Committee was established in 2010. Its purport is the decision making on the provisions and write-offs of Bank claims of any nature, which are considered by the Committee to be liable of a loss in value. Specifically, the Committee's key responsibilities are the following:

  •
  review and approval of any provisions that have been proposed by the concerned Bank Divisions regarding either isolated financial assets or a collective assessment, as well as any provisions on possible losses that have been incurred but not reported;

  •
  review and approval of provisions against losses in value of other claims, on and off balance sheet, as well as debt securities and equities;

  •
  communication to the RMC of the Board of Directors of the provisions and write-offs of claims that have been realized for the annual and interim, Bank's and Group's financial statements;

  •
  ensuring compliance with the procedure for the making of provisions regarding financial assets;

  •
  review and approval of write-offs as per the provisions policy;

  •
  communication to the RMC of the Board of Directors of any amendments on the statutory framework with regards to provisions for financial assets and the write-off of bad debt; and

  •
  development and update of the provisions policy and report relevant recommendations to the RMC of the Board of Directors.

        The Committee is comprised of the following members:

Chairman	Apostolos Tamvakakis	Chief Executive Officer
Member	Alexandros Tourkolias	Deputy CEO
Member	Anthimos Thomopoulos	Deputy CEO
Member	Leonidas Theoklitos	Deputy CEO
Member	Michael Oratis	G.M. of Risk Management
Member	Agis Leopoulos	G.M. of International Activities
Member	Charalampos (Babis) Mazarakis	Chief Financial Officer
Member	Dimitrios Frangetis	Chief Credit Officer
Member	Ömer Aras	President and CEO of Finansbank

        The Committee convenes at the invitation of its Chairman.

B.    Compensation

        During 2011, total remuneration to the Bank's Board of Directors, General Managers, members of the Executive Committees and the Group's key management amounted to EUR 15.2 million.

        For more information on related party transactions, see Note 31 to the U.S. GAAP Financial Statements.

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

C.    Board Practices

Corporate Governance Code

        The Bank's corporate governance framework is aligned with the requirements of the Greek legislation, the decrees of the HCMC and the Bank's Articles of Association and regulations. The Bank, being listed on the NY Stock Exchange (NYSE), is also subject to the U.S. legal and regulatory framework (Sarbanes Oxley Act), the SEC decrees and the NYSE regulations. For more information on the differences between the Bank's Corporate Governance Practices and NYSE listing standards see Item 16G, "Corporate governance".

        In February 2006, the Bank's Board of Directors adopted a framework that describes the Bank's corporate governance structure and policy. This framework was based on international best practices and fosters continuity, consistency and efficiency in the modus operandi of the Board of Directors and the governance of the Bank and its Group. The Corporate Governance Code, which was adopted by the Bank's Board of Directors in March 2011, results from the provisions of the corporate governance framework and specifically defines:

  •
  the purpose, key duties and responsibilities of the Board of Directors;

  •
  the structure and modus operandi of the Board of Directors and the Board Committees;

  •
  the process for the performance evaluation of the Board of Directors;

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

        The Bank has adopted the Corporate Governance Code and provides explanations for any exceptions identified in accordance with Greek Law 3873/2010. Within the context of its Corporate Governance Code, the Bank is in the progress of developing a high level Chart of Authorities and Responsibilities of the Bank's management at a Group level, which is expected to be adopted by the Board of Directors in 2012. Delay is due to the extraordinary market conditions in the Greek banking system during 2011. Furthermore, this reason coupled with a very limited tenure of the three out of four executive Board members, who were appointed at the end of the year 2010, has not allowed for the annual evaluation of executive Board members by the non executive members. Moreover, in the period from December 2011 to January 2012, the Board of Directors performed assessment of its effectiveness which was conducted with the support of external advisor. The key results and the improvement recommendations were presented to the Chairman and the Board of Directors. The Chairman has adopted action plan for the implementation of improvements within 2012.

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

        The Bank has implemented the following key corporate governance policies and practices over and above the legal requirements:

Directors' Nomination Policy

        As dictated by international best practices for the nomination of Directors in such a way as to ensure meritocracy and the increase of the long-term share value, the nomination responsibility has been assigned to the Corporate Governance and Nominations Committee. This Committee has been entrusted with the evaluation of the needs of the Board of Directors as well as with the identification of those characteristics that warrant the best composition profile for the Board of Directors, as per the

Directors' Nomination Policy. Upon recommendation of the Committee, the Board of Directors approves the Committee's recommended nominations and submits a relevant proposal to the General Meeting of Shareholders. The Shareholders have the right to nominate, at will, additional candidates.

        The Directors' Nomination Policy was based on the Corporate Governance Code and the Corporate Governance and Nominations Committee Charter and was approved by the Board of Directors (meeting no. 1379/29.05.09).

Conflict of Interest Policy for Senior Executives

        The Conflict of Interest Policy for Senior Executives aims at enhancing the Bank's Internal Controls System, and preventing and managing potential conflicts of interest between the Bank and its Senior Executives, that may have an adverse impact on the reputation and interests of the Bank, its clients, Shareholders and employees.

        The Conflict of Interest Policy assigns specific roles and responsibilities to the Chief Executive Officer, the Board of Directors, the Audit Committee and the Group Compliance Division with respect to its implementation and monitoring. The Policy is aligned to the Bank's Articles of Association, the Code of Ethics and the Corporate Governance Code. A summary of the main provisions of the Policy has already been included in the Corporate Governance Statement included in the Annual Report for the year 2010 (available on the Bank's website www.nbg.gr (section: The Bank / Investor Relations / Annual Reports and Info Memorandums / 2010).

Code of Ethics

        On November 26, 2006, the Bank's Board of Directors approved a Group Code of Ethics (the "Code of Ethics"), which sets out the core principles and values underlying its internal regulations and policy and the conduct of its employees.

        The Code of Ethics has been formulated on the basis of the fundamental values that the Bank upholds in its business activities and the provisions of the national and international legislation which, accordingly, concern employees throughout the Bank and its Group.

        The Code of Ethics applies to the entire management and employees of the Bank and the Group, including Independent Associates and Consultants.

        The Code of Ethics has been posted on the Bank's website: www.nbg.gr (section: The Bank / Corporate Governance / Regulations and Principles).

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

Code of Ethics for Financial Professionals

        The Bank's Board of Directors, in compliance with the U.S. legal and regulatory framework and the decrees of SEC, has approved a separate Code of Ethics for Financial Professionals, which stipulates the fundamental ethical obligations which are binding for:

  •
  the executive members of the NBG Board of Directors, the Chief Financial Officer, the Deputy Chief Financial Officer and the Finance Manager;

  •
  the executive members of the Board of Directors and the Chief Financial Officer or Financial Manager of each Group entity;

  •
  all employees being responsible for preparing the financial statements and recording the financial results of any Group entity; and

  •
  all employees who are responsible for investor relations.

        The Code aims at preventing situations where conflict of interest may arise where the interests of the Covered Persons are not aligned with those of the Bank and the Group, as well as in the cases of unauthorized disclosure of confidential information obtained or created in connection with the Covered Persons' duties. Furthermore, it stipulates that the information contained in public announcements and in official reports and documents are complete, accurate, timely and understandable, and that all such information is presented in accordance with applicable rules and regulations.

        The Code of Ethics for Financial Professionals has been posted on the Bank's website: www.nbg.gr (section: The Bank / Corporate Governance / Regulations and Principles).

Whistle blowing Policy

        The Bank, in compliance with the U.S. legal and regulatory framework and the decrees of SEC as well as the relevant provisions of the Bank of Greece Governor's Act 2577/9.3.2006, as currently in force, has implemented a Whistle blowing Policy for the submission of confidential reports by any party, whether anonymously or not. These reports mainly relate to behaviors employed by the Bank's and the Group's Executives and employees that raise concerns for irregular or illegal actions related to accounting and auditing matters, which are inconsistent with the international practices and regulations.

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

Corporate Social Responsibility Policy

        The Bank fully recognizes the value of CSR as a prerequisite for the sustainable growth of the organization, and has been applying increasingly systematic management techniques in its approach to the concept of Social Responsibility, an issue that has long been high on the Bank's agenda.

        The Bank, standing by its commitments, continued in 2011 within its strategic framework its wide ranging community actions, attaining targets that were formulated to achieve economic prosperity, support actions designed to foster environmentally friendly growth, enhance the quality of its workforce and the services offered to its customers, and contribute to the community in which it conducts its business.

        Below are listed some of the key CSR actions carried out by the Bank:

  •
  With initiatives to facilitate financing of enterprises, professionals and households, as well as measures to provide support to vulnerable social groups, the Bank has contributed to limiting the adverse impact of the financial crisis. Specifically:

  –
  In the area of SME financing, the Bank continued to provide its support to healthy firms that are nevertheless laboring under the impact of the domestic financial crisis. In the case of SMEs that are struggling to service their financial obligations, the Bank seeks to reschedule their debts under favorable terms and conditions. Despite the extremely adverse business climate, the Bank's branches, working closely with the Division responsible for SME loans, succeeded in providing support to SMEs by channeling, through new disbursements, a total of EUR 290.0 million to the market. In addition, some 6.600 customers facing difficulties due to the financial crisis were given the option to renegotiate their debts under particularly favorable terms (total outstanding debts rescheduled under this scheme amounted to EUR 771.0 million).

    –
    In its endeavour to enhance the competitiveness of Greek SMEs, the Bank secured its participation in the first round of the EU funding initiative JEREMIE, which has been launched jointly with the European Investment Fund and concerns co-funded loans. These loans are intended to provide financing to small and micro enterprises that employ up to 50 individuals.

  •
  With a view to creating value for the Bank, and for its employees through the enhancement of knowledge, competences and behaviours, 549 training sessions were carried out where attendance levels reached 10.567 (of which 6.150 participations entailed intra-company training sessions, 210 in seminars run by external providers and 4.207 in seminars of various forms e.g. e-learning, internet, etc.) registering 173.901 training man-hours and a total investment of EUR 3.8 million.

  •
  In the context of the implementation of its Environmental Policy and Environmental Management Program, the Bank carried out the following actions:

  –
  The rollout of the Bank's internal secure Electronic Mail System has been completed in all but one of the Bank's central services. The Electronic Mail System has been enriched with various new functions (transmission of private and confidential documents, link to email system and to fax server etc).

  –
  The Project to Revise the Bank's Policy Regarding Printing and Dispatch of Bank Statements and Correspondence to Customers was continued. The project aims at reducing operating costs, rationalizing printing and saving natural resources (paper).

  –
  Recycling programs were implemented with the participation of employees. For example, 404 tones of paper, 6.036 kg of small and large batteries, approximately 95 tones of electronic and electrical equipment were recycled. In addition, 739 kg of low voltage lamps and lighting equipment were recycled through the expansion of recycling across the Bank's branch network. Moreover, 23 tones of UPS equipment were withdrawn. All these recycling programs were implemented in cooperation with licensed contractors.

  –
  Five new distance-learning programs for employees were introduced (distance e-learning, e-book, e-learning) bringing the total number of such programs on offer to 12. Employees participation in these programs increased by 57.98%.

  –
  As part of its Environmental Management System, the Bank appointed environmental management officers and their deputies in all of the Bank's Units (administrative units and branch network). Through the intranet communication channel and the staff newsletter "Leading Ahead" the Bank briefed and enhanced awareness among employees of issues relating to environmental management.

  •
  As an additional measure aiming at reducing travel and commuting by the Bank's staff and customers, the Bank continues to expand and upgrade its alternative networks that have been integrated under an umbrella of electronic services (i-bank) that provide round-the-clock services via five state-of-the-art banking services networks: the ATM network, Internet Banking, the APS network, Phone Banking and Mobile Banking.

        Despite the extremely adverse economic climate the Bank stood by its commitment to social support continuing its tradition of contributing to the community. Accordingly, in 2011 it implemented a sponsorship program amounting to approximately EUR 14.3 million. The Bank supported a wide range of corporate, social and cultural responsibility initiatives, both directly as a bank and via its funding of the activities of the NBG Cultural Foundation and its Historical Archives. The core lines of action focus on the Community, Environment and Cultural Heritage.

        The Bank has adopted a CSR Policy that reflects the keystones of the CSR framework, determines the CSR Action framework for the Bank and the Group and provides guidelines to NBG and its subsidiaries for the delegation of authorities and responsibilities for the planning, implementation and control of these Actions.

        The Bank's Board of Directors and the boards of those Group entities that are involved in CSR actions, approve the CSR budget within the context of the Group budget approval. The Bank's Chief Executive Officer approves any commitment within the approved CSR budget and informs the Board of Directors accordingly. For any commitment exceeding the budget, the Chief Executive Officer requests Board of Directors approval.

        The CSR has been posted on the Bank's website: www.nbg.gr (section: The Bank / Corporate Governance / Regulations and Principles).

Board Committees

  Audit Committee

        The Audit Committee was established in 1999 and operates in accordance with the provisions of Bank of Greece Governor's Act No. 2577/2006, Greek Law 3693/2008 (article 37) and the U.S. Sarbanes Oxley Act. Its responsibilities include:

  •
  reviewing the integrity of the financial statements of the Bank and the Group as well as other important disclosures;

  •
  making recommendations to the Board of Directors regarding the appointment of the external auditor, as well as his remuneration and terms of cooperation following his appointment by the annual General Meeting of Shareholders;

  •
  monitoring and reviewing the efficiency of the external auditor;

  •
  monitoring and reviewing the external auditor's independence and objectivity regarding the provision of non-auditing services, as well as the appropriateness of his remuneration;

  •
  reviewing the effectiveness of the Bank's and the Group's systems of internal controls and compliance and notifying the Board of Directors accordingly; and

  •
  reviewing and controlling the independence, adequacy and effectiveness of the IAID.

        The members of the Committee are elected by the General Meeting upon recommendation of the Corporate Governance and Nominations Committee to the Chairman of the Board. The Chairman of the Committee is appointed by the Board of Directors. The Committee is composed of five non-executive and independent Directors, at least one of whom is a financial expert with adequate knowledge and experience in auditing issues. The Committee's members are appointed for a one-year term of office, which can be renewed indefinitely.

        The Committee meets on a regular basis, at least six times a year, and on an extraordinary basis if required; it keeps minutes of its proceedings and reports to the Board of Directors every three months or more often, if deemed necessary. The external auditor or the Chief Audit Officer may request a meeting with the Committee. The Committee Chairman specifies the agenda, the frequency and the length of meetings, and ensures the Committee's effectiveness in discharging its duties. At the beginning of each calendar year, the Committee prepares its annual audit program and submits it to the Board of Directors.

        The Committee is comprised of the following members:

Chairman	Petros Sabatacakis	Financial expert
Vice chairperson	Alexandra Papalexopoulou Benopoulou
Member	Stefanos Vavalidis
Member	Georgios Zanias
Member	Maria (Marily) Frangista

        The current Audit Committee members were elected, as per the requirements of Greek Law 3693/2008, by the annual General Meeting of Shareholders on June 23, 2011, following the consent of the Corporate Governance and Nominations Committee and the Board of Directors. The Committee's term of office was set to one year extended until the annual General Meeting of Shareholders for the year 2012.

        During 2011, the Audit Committee convened ten times. The members of the Committee receive compensation for their participation.

  Human Resources and Remuneration Committee

        The Human Resources and Remuneration Committee was established by a decision of the Board of Directors (meeting no. 1259/5.5.2005) and is of a consultatory nature. Its purpose is to assist the Board of Directors in performing its duties with respect to attracting, retaining, developing and motivating executives and employees of the highest professional and moral caliber; providing incentives aiming at the development of a culture of fairly evaluating effort and rewarding performance; and developing and maintaining a coherent system of values and incentives for the development of human resources throughout the Bank.

        The Committee consists of at least three members of the Board of Directors, the majority of whom (including the Chairman) are independent Directors, as per the independency definition included in the Corporate Governance Code. The members and the Chairman of the Committee are appointed thereon by the Board of Directors upon recommendation of the Corporate Governance and Nominations Committee. The Committee members are selected based on of their competence and experience and are appointed for a one-year term of office, which can be renewed indefinitely.

        The Committee meets at least three times a year, keeps minutes of its proceedings and reports regularly to the Board of Directors. The Chairman determines the agenda, the frequency and the length of meetings and ensures in general, the Committee's effectiveness in discharging its responsibilities. At its first meeting of the calendar year, the Committee decides on an annual calendar and rolling agenda.

        The Committee is comprised of the following members:

Chairperson	Alexandra Papalexopoulou Benopoulou
Member	Vassilios Rapanos
Member	H.E. the Metropolitan of Ioannina Theoklitos
Member	Spyridon Theodoropoulos

        During 2011, the Human Resources and Remuneration Committee convened four times. Its members receive compensation for their participation.

  Corporate Governance and Nominations Committee

        The Corporate Governance and Nominations Committee was established by a decision of the Board of Directors (meeting no. 1259/5.5.2005) and is of a supervisory nature. Its purpose is to assist the Board of Directors in ensuring that its composition, structure, policies and processes meet all relevant legal and regulatory requirements, strive to achieve best practice standards of corporate governance across the Group and facilitate the work of the Board of Directors and the Bank's management, with a view to increasing the long-term value of the Bank.

        The Committee consists of at least three Directors. The members and the Chairman of the Committee are appointed thereto by the Board of Directors. All members of the Committee are non-executive and in their majority independent Directors, as per the independency definition included in the Corporate Governance Code. The Committee members are appointed for a one-year term of office, which can be renewed indefinitely. The Committee meets at least three times a year, keeps minutes of its proceedings and reports to the Board of Directors on a regular basis. At the first meeting of each calendar year, the Committee decides on an annual calendar and rolling agenda.

        The Committee is comprised of the following members:

Chairman	Vassilios Rapanos
Member	Ioannis Giannidis
Member	Georgios Zanias
Member	Maria (Marily) Frangista
Member	H.E. the Metropolitan of Ioannina Theoklitos

        During 2011, the Corporate Governance and Nominations Committee convened four times. Its members receive compensation for their participation.

  Risk Management Committee

        The RMC was established by a decision of the Board of Directors (meeting no. 1308/20.7.06) in accordance with the requirements of Bank of Greece Governor's Act No. 2577/9.3.2006. The Committee has the following responsibilities:

  •
  to develop the risk assumption and capital management strategy in line with business objectives, both at Bank and the Group level, and taking into consideration the adequacy of available resources in terms of infrastructure and employees;

  •
  to control the function of the GRMD in terms of independence, adequacy and effectiveness;

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

  •
  to be regularly apprised of and monitor the overall risk profile of the Bank and the Group and provide the GRMD with guidance as regards the implementation of the risk appetite strategy and risk management policies, including compliance with the current regulatory framework for capital adequacy; and

  •
  to ensure that the Bank's Board of Directors is adequately apprised of all matters relating to the risk assumption strategy, risk bearing capacity and risk profile in the exercise of its supervisory and strategic functions.

        The Committee consists of Directors appointed by the Board of Directors pursuant to the Corporate Governance and Nominations Committee's recommendation to the Chairman of the Board. The Committee has a minimum membership of three members of whom at least one must be an executive member and at least one a non-executive member. The members must have adequate knowledge and experience in banking and financial matters as well as risk management. They are appointed for a term of one year, which may be renewed indefinitely.

        The Committee meets at least four times a year (on a quarterly basis) and extraordinarily whenever the Chairman deems fit. The Committee keeps minutes of its proceedings and submits reports on each meeting thereof to the Board of Directors. The Chairman determines the agenda and the frequency and length of meetings and ensures that the Committee's functions are performed effectively. At the first meeting of each calendar year, the Committee decides on a schedule and a rolling agenda of meetings for the rest of the year.

        The Committee is comprised of the following members:

Chairman	Stefanos Vavalidis
Member	Vassilios Rapanos
Member	Apostolos Tamvakakis
Member	Anthimos Thomopoulos
Member	Petros Sabatacakis

        During 2011, the RMC convened eight times. Its members receive compensation for their participation.

Strategy Committee

        The Strategy Committee was established by a decision of the Board of Directors (meeting no. 1387/29.9.09). Its purposes is to assist the executive members of the Board of Directors in developing the Group's strategic options; assist the Board of Directors in taking decisions on all issues related to the Group strategy; and review regularly the implementation of the Group's strategy by the Group's management.

        At least three of the Strategy Committee's five members are independent non-executive members of the Board of Directors. The Strategy Committee is chaired by the Chairman of the Board of Directors. Its members are appointed by the Board of Directors upon recommendation of its Chairman, who consults with the Corporate Governance and Nomination Committee to this effect. The Committee members are appointed for an one-year term of office, which can be renewed indefinitely. The Committee meets at least three times per year and as often as necessary to discuss issues before they are assessed by the Board of Directors, keeps minutes of its proceedings and reports regularly to the Board of Directors. The Chairman determines the agenda, the frequency and the length of meetings and ensures the Committee's effectiveness in discharging its responsibilities. At the first meeting of the calendar year, the Committee decides on an annual calendar and rolling agenda and informs the Board of Directors accordingly.

        The Committee is comprised of the following members:

Chairman	Vassilios Rapanos
Member	Apostolos Tamvakakis
Member	Stefanos Vavalidis
Member	Petros Sabatacakis
Member	Alexandra Papalexopoulou Benopoulou
Member	Spyridon Theodoropoulos

        During 2011, the Strategy Committee convened nine times. Its members receive compensation for their participation.

D.    Employees

        As of December 31, 2011, the Bank employed a total of 12,189 staff of which 546 are employed in the Bank's foreign branches, compared to 12,775 and 587 respectively, as of December 31, 2010 and 13,066 and 535 respectively, as of December 31, 2009. Additionally, the Group's subsidiaries in Greece and abroad employed approximately 22,509 employees as of December 31, 2011, compared to 24,091 as of December 31, 2010 and 23,248 as of December 31, 2009. As of December 31, 2011 Group-wide temporary employees were approximately 514. The table below sets forth the average number of our employees by geographic location for 2011:

Country	Average number of Group employees for the year-ended December 31, 2011(1)
Greece	14,419
Turkey	12,615
Bulgaria	2,990
Serbia	2,133
Romania	1,567
FYROM	1,048
Cyprus	311
Albania	275
Egypt	224
South Africa	172
United Kingdom	99
Malta	23

Total	35,876

(1)
The average number of employees on a Group-wide basis during the financial years ending December 31, 2009 and 2010 was 36,381 and 36,376 respectively.

        The table below sets forth the main categories of activity in which our employees were engaged, domestically and internationally, during 2011:

Division	Average number of Group employees for the year-ended December 31, 2011
Commercial and retail banking	33,260
Insurance	1,241
Investment banking	216
Asset management	94
Other Group companies	1,065

Total	35,876

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

        Most of the Bank's employees belong to a union and the Greek banking industry has been subject to strikes over the issues of pensions and wages. Bank employees throughout the Hellenic Republic went on strike for 14 days in 2011. In 2012, Bank employees have gone on strike four days (through April 30, 2012), largely to express their opposition to the new austerity measures implemented in light of the Program.

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

        In addition, in 2005 and 2006, the Hellenic Republic passed legislation permitting bank employee auxiliary pension schemes to merge with the newly-formed ETAT. The relevant legislation provides that, in connection with the merger of auxiliary schemes with ETAT, the relevant employer shall make a payment to ETAT solely in an amount to be determined by an independent financial report commissioned by the Ministry of Finance pursuant to this legislation. Subsequently, in April 2006 the Bank applied under Greek Law 3371/2005, as amended, to merge its Auxiliary Pension Fund, a defined contribution plan, into ETAT. For risks associated with the new pension reform legislation, see Item 3.D, "Risk Factors—Risks Relating to Our Business—We could be exposed to significant future pension and post-employment benefit liabilities".

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

        At the repeat General Meeting held on June 1, 2006, a new Group-wide stock option program was approved for the Bank's executive directors, executive management and personnel of the Group (Program B). The maximum number of new ordinary shares to be issued under Program B was set at 2.5 million and adjusted to 3.5 million as a consequence of the four to ten share capital increase in 2006. Program B was set to last five years and expired in 2011. Under the terms of Program B, the exercise price range was between EUR 5.0 and 70% of the average market price for the ordinary shares over a period starting on June 2, 2006 until the date at which such rights were first exercised.

        At the repeat General Meeting held on June 28, 2007, the shareholders of the Bank approved a new Group-wide stock option program for the Bank's executive directors, executive management and personnel of the Group (Program C). Program C is set to last eight years and expires in 2015. The stock options were to be granted up until 2010. The maximum number of new ordinary shares to be issued under Program C was originally set at 12 million and adjusted to approximately 12.5 million as a consequence of four for every hundred shares held issue as stock dividend, in accordance with the resolution passed at the repeat General Meeting held on May 15, 2008. The maximum number of options that could have been granted per year could not exceed 1% of the total number of ordinary shares outstanding. The strike price should be within the range of EUR 5.0 to 85% of the average market price of the ordinary shares within the time period from January 1 of the year the options are granted until October 31 of that same year. No stock options have been granted under this program.

        The total number of share options granted, exercised and cancelled per Program, are analyzed as follows:

	Group
	Program A 1st grant	Program A 2nd grant	Program B
Total share options granted per Program	2.992.620	496.500	3.014.100
Adjustments due to share capital increases	120.315	35.632	162.720
Number of share options exercised	(1.426.883)	(53.475)	(798.590)
Number of share options expired and cancelled	(1.686.052)	(478.657)	(2.378.230)

Outstanding balance	—	—	—

        After December 10, 2010 the outstanding options of the first and second grant of Program A expired.

        All outstanding options of Program B would have been exercised between June 1, 2011 and June 10, 2011. After June 10, 2011, the unexercised options expired.

        Details of the share options outstanding during the period to December 31, 2011 and December 31, 2010 are as follows:

Stock options	Balance	Weighted average exercise price	Weighted average remaining contractual term	Aggregate Intrinsic value
		(EUR)		(EUR)
Outstanding at January 1, 2011	1,998,496	20.45	—	—
Expired during the year	(1,998,496)	20.45	—	—

Outstanding at December 31, 2011	—	—	—	—

Vested but not exercised at December 31, 2011	—	—	—	—

        The weighted average remaining contractual term of options outstanding was 0.5 and nil years for 2010 and 2011 respectively.

        No new options were granted in 2010 or 2011. The total fair value of options vested during 2010 and 2011 was EUR 4,814 thousand and nil respectively.

        At the General Meeting held on May 25, 2007, the shareholders of the Bank approved the distribution to the Bank's staff of bonus shares with the issuance of 350,000 new ordinary shares of a par value of EUR 5.0, by capitalizing profits of EUR 1.75 million, resulting in a share capital increase of an equal amount. For a period of three years following their issuance (up to October 6, 2010), such new ordinary shares may be transferred only pursuant to approval granted at the General Meeting. The total expense recognized during 2009, 2010 and 2011 amounted to EUR 4,433 thousand, EUR 1,847 thousand and nil thousand respectively.

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

        As at April 27, 2012, the Bank's outstanding issued share capital consisted of 956,090,482 ordinary shares, 25 million Series A non-cumulative non-voting redeemable preference shares offered in the form of ADRs in the United States and 270 million preference shares issued to the Hellenic Republic pursuant to the Hellenic Republic Bank Support Plan.

Ordinary Shares

        The following table sets forth certain information regarding holders of the Bank's ordinary shares, based on information known to or ascertainable by the Bank.

	As at April 27, 2012
	Common shares	Total shares
Legal Entities and Individuals Outside Greece	27.4%	21.4%
Domestic Private Investors	48.6%	37.9%
Domestic pension funds	16.4%	12.8%
Other domestic public sector related legal entities and Church of Greece	7.5%	5.8%
Treasury shares	0.1%	0.0%

Total common shares	100.0%	77.9%

Series A Preference shares listed on the NYSE		0.1%
Greek government preference shares (Greek Law 3723/2008)		22.0%

Total Share Capital		100.0%

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

        The Bank of New York Mellon is the depositary of the Bank's ordinary shares and of the preference shares traded in the NYSE in the form of ADRs. Based on information known to or ascertainable by the Bank, there were 54 registered holders of the Bank's ADRs in the United States on April 27, 2012, and the portion of the Bank's ordinary shares held in the United States in the form of ADRs as a percentage of total shares outstanding was approximately 1.0%.

        As at April 27, 2012, there were registered holders of the Bank's ADSs evidencing our non-cumulative non-voting redeemable preference shares issued in June 2008.

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

State Interests

        As at April 27, 2012, the Hellenic Republic, through the Hellenic Republic Asset Development Fund, directly holds 1.23% of the Bank's ordinary shares acquired from the exercise of its preemptive right to subscribe for new ordinary shares that were not subscribed by holders of rights pursuant to the rights issue undertaken by the Bank in July 2009 and October 2010. See Item 3.D, "Risk Factors—Risks Relating to Our Business". Furthermore, certain state-related entities, primarily pension funds (most of whose boards of directors are appointed by the Hellenic Republic) may exercise indirect influence on the Bank. As at April 27, 2012, domestic pension funds owned approximately 16.4% of our ordinary share capital and other domestic public sector related legal entities and the Church of Greece owned approximately 7.5%.

        Following implementation of the preference share facility of the Hellenic Republic Bank Support Plan, the Hellenic Republic currently owns all of the 270 million non-transferable redeemable preference shares issued under this facility. See Item 3.D, "Risk Factors—Risks Relating to Our Business—The Hellenic Republic and state-related entities may have an important influence on the Bank" and Item 10.J, "Relationship with the Hellenic Republic—Hellenic Republic as Shareholder".

B.    Related Party Transactions

        The Group has entered into transactions with its affiliates, employee benefits related funds and the members of the Board of Directors of the Bank, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons. See Note 31 to the U.S. GAAP Financial Statements for details.

        All loans granted to related parties (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectibility or present other unfavorable features, except for the following transactions:

        The Bank grants loans to its employees on preferential terms compared to customers that are not employees. This policy, which is common practice for banks in Greece, applies only to employees and not to close members of family and entities controlled by them. The preferential terms mainly refer to a lower fixed interest rate of 3.0% for mortgage loans, while collateral is required as in the ordinary course of business. As such, certain General Managers and members of the Executive Committees of the Bank have taken loans with reduced interest rates of total amount EUR 25.6 million and EUR 24.8 million as of December 31, 2011 and March 31, 2012 respectively.

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

        Net interest income before provisions for loan losses derived from foreign sources was EUR 1,519.9 million and represents 41.7% of our net interest income before provisions for loan losses.

Legal and Arbitration Proceedings

        The Group and certain of its subsidiaries is defendant in certain claim and legal actions and proceedings arising in the ordinary course of business. These actions and proceedings are generally based on alleged violations of consumer protection, banking, employment and other laws. None of these actions and proceedings is individually material. In accordance with ASC 450 the Group establishes accruals for all litigations, for which it believes it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. These accruals may change from time to time, as appropriate, in light of additional information. At December 31, 2010 and 2011 the Group has accrued for cases under litigation the amount of EUR 43.6 million and EUR 85.4 million, respectively, for those litigations for which the Group believes that this loss is probable and reasonably estimated. For the cases for which an accrual has not been recognized, management is not able to estimate reasonable possible losses, because the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of pending appeals and there are significant issues to be resolved. However, in the opinion of the management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated balance sheet, results of operation or cash flows of the Group.

Policy on Dividend Distributions

        As and when we are permitted to pay dividends, under Greek Law 2190/1920 and our Articles of Association, our profit for the period is to be allocated as follows:

  (a)
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

  (b)
  according to article 3 of Greek Law 148/1967, the Bank is required to pay a minimum dividend equal to at least 35% of the unconsolidated profit for the period of the Bank for the year, if any, after the deduction of the amount allocated to the aforementioned statutory reserve. Any profits resulting from the sale of equity participations that represent at least 20% of the paid-up share capital of a subsidiary company in which the Bank has held an equity participation for at least ten years and any unrealized net gains from valuation of financial instruments at fair value are excluded from the calculation of profit for the period. At the annual General Meeting, a majority representing 65% of the paid-up share capital may decide to distribute less than the minimum dividend required by Greek Law 148/1967. In such case, the undistributed dividend must be transferred to a special reserve which must, within four years following such General Meeting, be distributed in the form of a share dividend. Alternatively, a majority representing 70% of the Bank's paid-up share capital may vote to distribute an amount lower than the minimum obligatory dividend or not to pay any dividend whatsoever without transferring the relevant amounts to a special reserve; and

  (c)
  subject to paragraph (b) above, after deduction of the minimum obligatory dividend, at the annual General Meeting an amount may be allocated to special reserves and an amount may be deducted in respect of fees payable to the members of our Board of Directors and any remaining profits may be distributed as an additional dividend or treated as retained earnings.

        Subject to the provisions regulating a share capital decrease, no profits may be distributed to shareholders if at the end of the previous financial year, the Bank's total equity is, or as a result of the said distribution will be, less than the Bank's share capital plus reserves, whose distribution is prohibited by law or our Articles of Association.

        The distributable profits shall not exceed the profits for the last financial year on an unconsolidated basis net of tax, plus retained earnings and reserves the distribution of which is allowed (and has been approved at the annual General Meeting), less any losses carried forward and any amounts required by law or our Articles of Association to be allocated towards the formation of reserves. The profits to be distributed are payable to the shareholders within two months from the approval of the annual financial statements at the annual General Meeting. A shareholder's claim to a declared dividend is subject to a five-year statute of limitations, after which the dividend passes to the Hellenic Republic. The five-year period begins as of the end of the year during which its distribution was approved by the annual General Meeting.

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

        In accordance with Greek Law 3965/2011 (Government Gazette Issue 113-18/5/2011), for the year 2010, banks participating in the Plan are allowed to distribute dividends only in the form of shares. However, these cannot be treasury shares. The same applies for the year 2011 in accordance with Greek Law 4063/2012.

        For information on dividend distributions by the Bank see Item 3.A, "Selected Financial Data—Dividends".

B.    Significant Changes

        For a discussion of significant changes that have occurred since December 31, 2011, the date of the last audited financial statements included in this Annual Report, please see Note 42 to the U.S. GAAP Financial Statements which describes post-balance sheet events and Note 43 to the U.S. GAAP Financial Statements, which refers to the restatement of our financial statements prepared in accordance with U.S. GAAP for the financial years ended December 31, 2008, 2009 and 2010.

ITEM 9    THE OFFER AND LISTING

A.    Offer and Listing Details

        The Bank's shares have been listed on the ATHEX since the foundation of the exchange in 1880. Since October 1999, the Bank's shares have also been listed on the New York Stock Exchange and traded in the form of ADRs. Each ADR currently represents one share.

        The annual high and low market prices of the Bank's shares on the ATHEX for the five most recent financial years are shown below, expressed in euro.

Year	High (date)	Low (date)
2007	42.65 (on October 31)	31.93 (on January 2)
2008	42.13 (on January 8)	10.74 (on December 22)
2009	27.79 (on October 15)	8.26 (on March 9)
2010	17.09 (on January 8)	6.04 (on December 27)
2011	7.76 (on February 9)	1.47 (on November 1)
2012 (until April 30)	2.97 (on February 8)	1.31 (on January 10)

        The quarterly high and low market prices of the Bank's shares on the ATHEX for the two most recent financial years are shown below, expressed in euro.

Quarter	High (date)	Low (date)
Q1 2010	17.09 (on January 8)	10.96 (on February 9)
Q2 2010	12.82 (on April 1)	7.48 (on June 29)
Q3 2010	10.28 (on August 4)	7.17 (on September 30)
Q4 2010	8.58 (on October 13)	6.04 (on December 27)
Q1 2011	7.76 (on February 9)	5.64 (on January 10)
Q2 2011	6.39 (on April 7)	4.38 (on June 16)
Q3 2011	5.36 (on July 7)	2.58 (on September 26)
Q4 2011	2.55 (on October 3)	1.47(on November 1)

        The high and low market prices of the Bank's shares on the ATHEX for the first quarter of 2012 are shown below, expressed in euro.

Quarter	High (date)	Low (date)
Q1 2012	2.97 (on February 8)	1.31 (on January 10)

        The monthly high and low market prices of the Bank's shares on the ATHEX for each of the six most recent months are presented in the table below, expressed in euro.

Month	High (date)	Low (date)
November 2011	3.61 (on November 1)	3.05 (on November 25)
December 2011	1.95 (on December 5)	1.51 (on December 19)
January 2012	2.75 (on January1)	1.31 (on January 10)
February 2012	2.97 (on February 8)	2.54 (on February 15)
March 2012	2.61 (on March 20)	1.92 (on March 30)
April 2012	1.88 (on April 17)	1.63 (on April 4)

        The Bank's share price in each period is adjusted to reflect the issuance of new shares in connection with the four-for-100 shares issued as stock dividend of EUR 1 for the 2007 financial year rights issue (adjustment effective at May 16, 2008), the two for nine rights issue that took place in 2009 (adjustment effective as at July 30, 2009), the one for five rights issue (adjustment effective as at October 13, 2010) and the three for eight rights issue of Convertible Equity Notes (adjustment effective as at October 25, 2010) and the new shares issued in January 2007, January 2008, June 2008 and December 2009, following the exercise of employee stock options. For more information see: Item 14.A, "General Effect of the Modifications on the Rights of Security Holders".

        On May 15, 2008 the Bank's General Meeting of Shareholders approved the share capital increase of up to EUR 1.5 billion through the issue of redeemable preference shares, with exclusion of the preemptive right in favor of existing shareholders, that were made available to private investors in the U.S. As a result, the Bank's share capital increased by EUR 7.5 million through payment in cash of EUR 402,638 thousand and the issue of 25 million redeemable preference shares without voting right or cumulative dividend, of a par value of EUR 0.30 and a selling price of USD 25 each. The preference shares were sold in the form of American Depositary Shares (ADSs), and each ADS represents one preference share.

        The high and low market prices of the Bank's ADSs on the New York Stock Exchange for 2008 (starting on June 2, which was the first trading day of the ADSs), 2009, 2010 and 2011 are shown below, expressed in USD.

Year	High (date)	Low (date)
2008 (from June 2)	26.00 (on June 18)	16.51 (on November 21)
2009	24.98 (on November 13)	8.10 (on February 23)
2010	22.86 (on October 13)	13.36 (on June 29)
2011	20.85 (on February 25)	2.83 (on December 15)

        The quarterly high and low market prices of the Bank's ADSs on the New York Stock Exchange for the most recent two financial years are shown below, expressed in USD.

Quarter	High (date)	Low (date)
Q1 2010	22.79 (on January 8)	17.52 (on February 8)
Q2 2010	22.75 (on April 1)	13.36 (on June 29)
Q3 2010	20.8 (on August 30)	13.67(on July 2)
Q4 2010	22.86 (on October 13)	17.14 (on December 20)
Q1 2011	20.85 (on February 25)	18.42 (on January 10)
Q2 2011	20.12 (on April 13)	8.87 (on June 15)
Q3 2011	9.2 (on July 1)	3.81(on September 30)
Q4 2011	4.92 (on October 28)	2.83 (on December 15)

        The high and low market prices of the Bank's ADSs on the New York Stock Exchange for the first quarter of 2012 are shown below, expressed in USD.

Quarter	High (date)	Low (date)
Q1 2012	7.2 (on February 7)	3.15 (on January 3)

        The monthly high and low market prices of the Bank's ADSs on the New York Stock Exchange for the six most recent months are shown below, expressed in USD.

Month	High (date)	Low (date)
November 2011	4.75 (on November 7)	3.36 (on November 25)
December 2011	3.47 (on December 2)	2.83 (on December 15)
January 2012	6.27 (on January 20)	3.15 (on January 3)
February 2012	7.2 (on February 7)	5.15 (on February 22)
March 2012	6.83 (on March 8)	5.80 (on March 1)
April 2012	6.24 (on April 11)	5.42 (on April 20)

        The annual high and low market prices of the Bank's ADRs evidencing common shares on the New York Stock Exchange are shown below, expressed in U.S. dollars, for the five most recent financial years:

Year	High (date)	Low (date)
2007	13.55 (on November 6)	9.08 (on January 11)
2008	13.41 (on January 10)	3.01 (on October 24)
2009	24.98 (on November 13)	8.10 (on February 23)
2010	5.26 (on January 8)	1.64 (on December 27)
2011	11.05 (on February 18)	1.78 (on December 13)

        The quarterly high and low market prices of the Bank's ADRs on the New York Stock Exchange for the two most recent financial years are shown below, expressed in USD.

Quarter	High (date)	Low (date)
Q1 2010	5.26 (on January 1)	3.08 (on February 8)
Q2 2010	3.72 (on April 5)	1.95 (on June 30)
Q3 2010	2.89 (on August 3)	1.97 (on July 2)
Q4 2010	2.41 (on October 20)	1.64 (on December 27)
Q1 2011	11.05 (on February 18)	7.45 (on January 10)
Q2 2011	9.15 (on April 7)	6.05 (on June 16)
Q3 2011	7.45 (on July 1)	3.7 (on September 26)
Q4 2011	3.20 (on October 6)	1.78 (on December 13)

        The high and low market prices of the Bank's ADRs on the New York Stock Exchange for the quarter following the most recent financial year are shown below, expressed in USD.

Quarter	High (date)	Low (date)
Q1 2012	4.03 (on February 7)	1.68 (on January 10)

        The monthly high and low market prices of the Bank's ADRs on the New York Stock Exchange for the six most recent months are shown below, expressed in USD.

Month	High (date)	Low (date)
November 2011	2.95 (on November 8)	2.16 (on November 25)
December 2011	2.55 (on December 5)	1.78 (on December13)
January 2012	3.65 (on January 31)	1.68 (January 10)
February 2012	4.03(on February 2)	3.39 (on February 28)
March 2012	3.55 (on March 8)	2.67 (on March 30)
April 2012	2.58(on April 10)	2.11 (on April 4)

        Other than the suspension of trading of shares on the ATHEX and of ADRs on the New York Stock Exchange, in anticipation of the announcement of the acquisition of Finansbank, there have been no trading suspensions with respect to the Bank's shares on the ATHEX during the past three years ending December 31, 2009, 2010 and 2011, nor have there been any trading suspensions with respect to the Bank's ADRs on the New York Stock Exchange since the Bank's listing thereon in October 1999.

B.    Plan of Distribution

        Not applicable.

C.    Markets

        The Bank's shares are listed on the ATHEX. In addition, the Bank's Global Depositary Receipts are listed on the London Stock Exchange and its ADRs and preference shares are listed on the New York Stock Exchange.

The Athens Exchange ("ATHEX")

        The ATHEX formerly known as the Athens Stock Exchange, was established in 1876. Since 1995, the ATHEX has progressively been privatized, and its privatization is now complete. On May 31, 2001, the ATHEX was upgraded by the Morgan Stanley Composite Index from emerging to developed markets status. The first edition of the Athens Exchange Regulation (the "ATHEX Regulation") was issued following authorization by Greek Law 3152/2003, and came into force on June 16, 2004. Under

Greek Law 3606/2007 (the "MiFID Law"), which transposed into Greek law the Markets in Financial Instruments Directive ("MiFID") a revised ATHEX Regulation was issued and came into force on July 22, 2008. The currently applicable Codified ATHEX Regulation is the third edition of the revised ATHEX Regulation (the latest amendment being effective as of March 16, 2009) and governs the relationships between the ATHEX and its Members, the companies that have listed securities for trading or have submitted an application for the listing of their securities on the ATHEX, as well as any other legal or physical entity towards which the ATHEX Regulation introduces rights and obligations.

        Today, the ATHEX operates two regulated markets: the Securities Market and the Derivatives Market (which includes the Repo Market). The securities of companies listed on the Securities Market are classified into one of the following seven categories: (a) the Large Cap Category, (b) the Small and Medium Cap Category, (c) the Exchange Traded Funds Category, (d) the Low Dispersion, Low Liquidity & Special Features Category, (e) the Under Surveillance Category, (f) the Synthetic Financial Instruments Category and (g) the Fixed Income Securities Category. When securities, other than units in listed mutual funds, debts securities and synthetic financial instrument, are listed for the first time on the Securities Market of the ATHEX they will fall within one of the first two categories. Finally, a new non-regulated market, the Alternative Market or "EN.A.", has been established by virtue of article 29 of Greek Law 3556/2007 and HCMC Decision 4/443/2007. Pursuant to the entry into force of the MiFID Law and HCMC Decision No 2/477/1.7.2008, which governs the requirements of an operation license for a multilateral trading facility EN.A is operated by the ATHEX in accordance with HCMC Decision No 2/505/2009. EN.A. is a multilateral trading facility within the meaning of the MiFID and therefore, the obligatory provisions that apply in regulated markets and impose strict admission and on-going requirements are not applicable. EN.A is supervised by the HCMC.

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

        In 2011, the average daily trading value on the ATHEX was EUR 82.4 million, compared with EUR 139.8 million in 2010, which represents a decrease of 41.1%. From January 2, 2012 to February 16, 2012, the average daily value traded on the ATHEX was EUR 66 million. On February 16, 2012, 275 companies had shares listed on the Cash Market of the ATHEX. On February 16, 2012, the total market capitalization of the ATHEX was EUR 31.0 billion, with the top 25 companies accounting for 75.8% of the total market capitalization, and the Bank's market capitalization was EUR 6.0 billion, or 19.2%, of the total.

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

        Members of the ATHEX may engage in transactions through the Automated Exchange Trading System ("OASIS"), an electronic trading system, on behalf of their customers or on their own behalf. Pursuant to the MiFID and the MiFID Law, investment services may be provided in Greece by ISFs established in Greece that have received an appropriate operating license from the HCMC, as well as by EU ISFs benefiting from a European passport in accordance with the MiFID and the MiFID Law in which case no further licensing in Greece is required or by ISFs established outside the EU maintaining a permanent establishment (branch) in Greece. Principal investment services within the scope of the MiFID include the receipt and transfer of orders from investors to effect stock exchange transactions, the execution of such orders, the trading for the ISFs own behalf and the underwriting and the provision of advice. ISFs licensed pursuant to the MiFID Law to provide exclusively the services of reception and transmission of orders, consulting and portfolio management, without holding, in any case, funds or securities of their customers, must have a minimum share capital of EUR 300,000. Pursuant to the ATHEX Regulation, ISFs established in the EU or the EEA may become remote members of the ATHEX and are therefore not required to be permanently established in Greece. Nevertheless, they would need to appoint a local custodian, acting in their name and on their behalf, to clear and settle stock exchange transactions and any other actions in relation to which they would be otherwise required to perform by being physically present in Greece. Such appointment is not necessary if the remote member has established a direct connection with the Greek Dematerialized Securities System. In the latter case, the remote members would need to appoint a representative and agent for the service of process in Athens.

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

        Shares are traded in lots of one. Prices of all securities listed on the ATHEX are published in the Official List of the ATHEX. Over-the-counter transactions are now free in the context of the MiFID rules. Over-the-counter transactions may be settled free of payment or delivery versus payment and a fee depending upon the way the over-the-counter transaction is effected, on the transfer value applies for both parties, currently varying between 0.35% and 0.08%.

Foreign Investment

        There are no exchange controls in Greece that would restrict the payment of dividends or other capital distributions to a holder of ordinary shares outside Greece or that would affect the right of a non-Greek holder of ordinary shares to dispose of his or her ordinary shares and receive the proceeds of such disposal outside Greece.

The Derivatives Market of ATHEX

        In 1997, Greek Law 2533/1997 created a derivatives exchange modeled after other European derivatives exchanges. According to this law, the Athens Derivatives Exchange, known as "ADEX", operated separately from the ATHEX, was organized as a corporate entity. In 2002, by virtue of Greek Law 2937/2001, ADEX S.A. merged with Athens Securities Exchange SA. The Derivatives Market of the ATHEX now constitutes one of the two markets of the ATHEX.

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

        Greek Law 3301/2004 transposed into Greek law the Collateral Directive (Directive 2002/47/EC), thereby facilitating the use of securities listed on the ATHEX as collateral for entities falling within its scope, in particular simplifying the procedure for the enforcement of such collateral.

D.    Selling Shareholders

        Not applicable.

E.    Dilution

        Not applicable.

F.     Expenses of the Issue

        Not applicable.

ITEM 10    ADDITIONAL INFORMATION

A.    Share Capital

        Not applicable.

B.    Memorandum and Articles of Association

        The Bank's Articles of Association (and English translation thereof), as amended on December 2011, are included as Exhibit 1 to this Annual Report. The required information regarding the Bank's Articles of association is stated below.

1.
The Bank is incorporated under the register of Companies Limited by Shares of the Ministry of Trade (currently known as the Ministry of Finance, Competitiveness and Shipping) under No. 6062/06/B/86/01.

  The Bank's objects and purposes, as defined in Article 3 of its Articles of Association, are the following:

  The Bank shall engage in all such banking, investment and financial activities in general, both at home and abroad, as shall be allowed to banking sociétés anonymes by Greek, EU and international legislation as is in force each time.

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

  (e)
  issuing and managing means of payment (credit and debit cards, travelers' checks and bank drafts);

  (f)
  issuing guarantees and assuming obligations;

  (g)
  transactions, for its own or for its customers' accounts, in:

  i.
  money market instruments (such as securities and certificates of deposit);

  ii.
  forward contracts or options;

  iii.
  interest rate or foreign currencies swaps;

  iv.
  transferable securities; and

  v.
  financial instruments regulated by the provisions of article 5 of Greek Law 3606/2007;

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

  (s)
  activities further to the above, regulated by the provisions of article 4 of Greek Law 3606/2007, as amended; and

  (t)
  any other financial or other secondary activity further to the above that is allowed by the Bank of Greece.

  The Bank is entitled to establish associations, foundations under article 108 and companies under article 784 of the Greek Civil Code pursuing cultural, educational and financial goals, and to participate in such companies already established.

2.
(a)   Article 26 of the Bank's Articles of Association defines the general voting powers of the Bank's Board of Directors. There is no specific provision in the Articles of Association that speaks directly to a Director's power to vote on a proposal, arrangement or contract in which the Director is materially interested. However, Article 28 of the Bank's Articles of Association provides, in governing remunerative relationships between the Bank and members of its Board of Directors, that: subject to the provisions governing the legality of transactions between the Bank and members of its Board of Directors, all fees and remuneration paid to a member of the Board of Directors for whatever reason shall be considered legal and shall be borne by the Bank only if approved by a special resolution of the ordinary General Meeting; and

(b)
there is no specific provision in the Bank's Articles of Association with respect to the Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body. However, pursuant to Greek Companies Act 2190/1920, compensation to a company's board members out of the company's net profits is to be paid after deductions for ordinary reserves and the amount required for distribution to shareholders of the minimum mandatory dividend declared for the relevant financial year (equal to at least 35% of the company's net profits). Any other compensation must be approved by a special resolution of the ordinary general meeting of its shareholders. The amount of such compensation granted to a company's board member, or members, may be reduced by a Greek court if an objection is raised by shareholders representing at least one-tenth of the company's share capital and if the court finds such compensation to be "exorbitant".

  It should be noted that, as per Article 4, par. 2 item xlix of the Bank's Articles of Association, by resolution of the extraordinary General Meeting held on January 22, 2009, the Bank's share capital increased by EUR 350,000,000 through the issue of 70,000,000 preference shares of a par value of EUR 5 each, in accordance with the provisions of Greek Law 3723/2008 on the support of liquidity in the Greek economy in response to the impact of the international financial crisis.

  The new preference shares issued by the Bank and taken up by the Hellenic Republic entail the following privileges:

  (a)
  the right to receive payment of a fixed return, calculated on a 10% basis over the selling price of each preference share to the Hellenic Republic:

  (i)
  in priority over the common shares;

  (ii)
  in priority over the dividend amounts distributed pursuant to article 1 par. 3 of Greek Law 3723/2008; and

  (iii)
  irrespective of distribution of dividend to the rest of the Bank's shareholders and provided that, following payment of the said fixed return, the Bank's capital adequacy ratios, calculated by the equity method, meet the respective minimum supervisory requirements set by the Bank of Greece from time to time.

  The fixed return on the said preference shares is to be calculated accrued on an annual basis pro rata to the time period during which the Hellenic Republic remains a Preferred Shareholder ("PS") and paid within one month as of the Annual General Meeting approval of the annual financial statements for the respective year, subject to availability of distributable funds. Availability of distributable funds is defined with reference to Article 44 of the Companies Act, and refers to profits from the last and/or previous financial years and/or reserves. Payment of the fixed return on preference shares is also subject to prior authorization of the distribution of such available funds by a Common Shareholders' GM resolution. In the event of deficiency of distributable funds, the PS is entitled to receive payment of fixed return on the preference shares in priority over the Common Shareholders, up to exhaustion of such distributable funds. The new preference shares can be redeemed by the Bank at the offer price after the lapse of five years, or even earlier, upon Bank of Greece approval. If the five-year period lapses and no GM resolution on repurchase of the preference shares has previously been passed, then by resolution of the Minister of Economy and Finance taken following a Bank of Greece proposal, the annual fixed return payable to the Hellenic Republic pursuant to article 1, par. 3 of Greek Law 3723/2008 shall be subject to a gradual cumulative increase of 2% per annum.

  (b)
  the right to vote at the Preferred Shareholders' GM under the circumstances provided for by the Companies Act;

  (c)
  the right to participate in the Bank's Board of Directors by a representative thereof appointed to the Board as an additional member thereof (the "PS representative");

  (d)
  the PS representative's right to exercise a veto over any decision to be taken by the Board regarding dividend distribution and benefits policy for the Bank's Chairman, Chief Executive Officer and remaining Board of Directors Members, as well as General Managers and substitutes thereof. Such a veto is to be exercised, by resolution of the Minister and Finance or if the PS representative deems that such a decision of the Board of Directors may jeopardize depositors' interests or materially affect the Bank's solvency and effective operation;

  (e)
  the PS representative's right to be present at the Common Shareholders' GM and to exercise, during deliberation and decision-taking, a veto over the same issues as above;

  (f)
  the PS representative's right of free access to the Bank's books and records, restructuring and viability reports, plans to meet the Bank's medium-term financing needs, and data regarding the level of credit provided to the real economy, for the purposes of Greek Law 3723/2008; and

  (g)
  the right to collect from the Bank's liquidation proceeds in priority over all other shareholders.

  It should also be noted that, as per Article 4, par. 2, item liv of the Bank's Articles of Association, by resolution of the extraordinary General Meeting held on December 22, 2011, the Bank's share capital increased by EUR 1,000,000,000 through the issue of 200,000,000 preference shares of a par value of EUR 5 each, in accordance with the provisions of article 1 of Greek Law 3723/2008 on the enhancement of liquidity in the Greek economy in response to the impact of the international financial crisis. The said share capital increase is fully covered by the Hellenic Republic through the contribution of Greek government bonds of an equal value while the new preference shares issued by the Bank and taken up by the Hellenic Republic entail the following privileges:

  (a)
  The right to receive payment of a fixed return, calculated on a 10% basis over the selling price of each preference share to the Hellenic Republic:

  (i)
  in priority over the common shares,

  (ii)
  in priority over the dividend amounts distributed pursuant to article 1 par. 3 of Greek Law 3723/2008 and

  (iii)
  irrespective of distribution of dividend to the rest of the Bank's shareholders and provided that, following payment of the said fixed return, the Bank's capital adequacy ratios, calculated by the equity method, meet the respective minimum supervisory requirements set by the Bank of Greece from time to time.

  The fixed return is to be calculated accrued on an annual basis pro rata to the time period during which the Hellenic Republic remains a PS and paid within one month as of the Annual General Meeting approval of the annual financial statements for the respective year, subject to availability of distributable funds, in the sense of Article 44 of the Companies Act, specifically profits from the last and/or previous financial years and/or reserves, and subject to prior authorization of the distribution of such available funds by a Common Shareholders' GM resolution. In the event of lack of sufficient distributable funds, the PS is entitled to receive payment of fixed return on the preference shares in priority over the Common Shareholders, up to exhaustion of such funds. The new preference shares can be redeemed by the Bank at the offer price after the lapse of five years, or even earlier, upon Bank of Greece approval. If the five-year period lapses and no GM resolution on repurchase of the preference shares has previously been passed, then by resolution of the Minister of Economy and Finance taken following a Bank of Greece proposal, the annual fixed return payable to the Hellenic Republic pursuant to article 1, par. 3 of Greek Law 3723/2008 shall be subject to a gradual cumulative increase of 2% per annum.

  (b)
  The right to vote, in the cases described in the Companies Act, at the Preferred Shareholders' GM.

  (c)
  The right to participate on the Bank's Board of Directors by means of a representative appointed for the purpose by the State, as an additional member thereof (the "PS representative").

  (d)
  The PS representative's right to exercise a veto over any decision of a strategic nature, or materially affecting the Bank's legal or financial status and requiring GM approval, or related to distribution of a dividend and bonus policy for the Bank's Chairman, Chief Executive Officer, other Board of Director's Members, General Managers and substitutes thereof by resolution of the Minister of Economy and Finance, or that may be deemed by the PS representative to affect depositors' interests or materially affect the Bank's credit standing and normal course of business.

  (e)
  The PS representative's right to attend the Common Shareholders' GM and to exercise, during deliberation and decision-taking, a veto over the same issues as above.

  (f)
  The PS representative's right of free access to the Bank's books and records, restructuring and viability reports, plans to meet the Bank's medium-term financing needs, and data regarding the level of credit provided to the real economy, for the purposes of Greek Law 3723/2008.

  (g)
  The right to collect from the Bank's liquidation proceeds in priority over all other shareholders.

  Accordingly, the Bank's share capital stands at EUR 6,137,952,410.00 and is divided into (a) 956,090,482 common shares, of a par value of EUR 5.0 each, (b) 25,000,000 redeemable, registered preference shares without voting right or cumulative dividend, as defined in par. 2, item xlvii, of a par value of EUR 0.30 each, and (c) 270,000,000 redeemable, registered preference shares pursuant to Greek Law 3723/2008, as defined in par. 2, items xlix and liv of this Article, of a par value of EUR 5.0 each.

  It is further noted that, under Article 39 (Transitional Provisions) of the Bank's Articles of Association, the provisions of Greek Law 3723/2008 on the enhancement of liquidity in the Greek economy in response to the impact of the international financial crisis shall take precedence over any contravening provisions of the Bank's Articles of Association. This will remain true for as long as the Hellenic Republic holds the Bank's preference shares, acquired by the state as per Article 1 of the above-mentioned law and Article 4 par. 2 items xlix and liv of the Bank's Articles of Association.

  Furthermore, it is noted that under article 19 of Greek Law 3965/2011, in the context of the application of the provisions of article 1, paragraph 3 of Greek Law 3723/2008, dividends payouts for the year 2010 has been limited to the distribution of shares. Such shares may not be derived from a buy-back of the Bank's own shares. The letter of this legal provision suggests that the above limitation also applies to the return of the preference shares that have been issued by credit institutions (including the Bank) to investors abroad.

  Under Article 6 of the Bank's Articles of Association, the General Meeting of the Bank's shareholders may establish a plan for allocating the Bank's shares to the Directors and employees of the Bank and associated companies in the form of stock purchase options pursuant to the provisions of Article 13, par. 13-14 of the Companies Act and to the resolution of the said General Meeting of Shareholders. A summary of this General Meeting would be published subject to the publication formalities provided for under Article 7b of the Bank's Articles of Association. The General Meeting of Shareholders will designate, in any case, the maximum number of shares that may be issued and the price and allocation terms of the shares.

  (c)
  The Bank's Articles of Association do not contain any provisions with respect to borrowing powers exercisable by the Bank's Board of Directors, or how such borrowing powers can be varied.

  (d)
  The Bank's Articles of Association do not contain any provision with respect to the retirement or non-retirement of Directors under an age limit requirement.

  (e)
  The Bank's Articles of Association do not contain any provision with respect to the number of shares required for Director's qualification.

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

(b)
Under Article 8 of the Bank's Articles of Association, all of the Bank's shareholders have the right to participate in General Meetings of Shareholders, and the number of each shareholder's votes at such meetings shall be equal to the number of his or her shares because each of the Bank's shares entitles its holder to one vote.

    Pursuant to Article 19 of the Bank's Articles of Association, subject to Article 18 paragraph 3, the Bank's Directors are elected by the General Meeting of Shareholders, with each Director elected for a term that cannot exceed three years. The Directors' term of office shall end at the Annual General Meeting of the year in which such term expires. The Directors can be re-elected indefinitely. There is no provision in the Bank's Articles of Association with respect to cumulative voting.

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

  (e)
  Not applicable.

  (f)
  Not applicable.

  (g)
  The Bank's shareholders are not liable to further capital calls by the Bank. A two-thirds quorum of the Bank's shareholders and a two-thirds majority of the votes represented at the General Meeting of Shareholders would be required to approve any resolution concerning an increase in shareholders' obligations. See Articles 15(2) and 16(2) of the Bank's Articles of Association, which comprise Exhibit 1 to this Annual Report.

  (h)
  There are no provisions in the Bank's Articles of Association that discriminate against any existing or prospective holder of the Bank's shares as a result of such shareholder owning a substantial number of the Bank's shares. However, subject to EU regulations, new and significant holdings (concentrations) must be reported to the Greek Competition Commission according to Greek Law 703/1977, and may require the approval of the Bank of Greece according to Greek Law 3601/2007.

4.
Decisions with respect to which the rights of the Bank's shareholders may be changed are voted upon by the Bank's shareholders at the General Meeting of Shareholders, in accordance with the provisions of Article 15(2) of the Bank's Articles of Association. These rights include decisions with respect to increases in the shareholders' obligations, increases in the Bank's share capital not provided for by the Articles of Association, as per paragraphs 1 and 2 of Article 13 of the Companies Act, as amended, unless imposed by law or based on capitalization of reserves, decreases in the Bank's share capital, unless carried out in accordance with par. 6 of Article 16 of the Companies Act, changes in the method of distribution of the Bank's profits and merger or dissolution of the Bank. The requisite quorum for such decisions is satisfied when shareholders owning two-thirds of the Bank's paid-up share capital are present or represented. Decisions on such issues are reached by a two-thirds majority of the votes represented at the General Meeting of Shareholders, pursuant to Article 16(2) of the Bank's Articles of Association. These conditions are not more significant than those required by Greek law.

  For example, pursuant to Article 5 of the Bank's Articles of Association, whenever the Bank's share capital is increased by cash or by contribution in kind or a bond loan convertible into shares is issued, preference rights on the entire new share capital or bond loan are given to existing shareholders at the time of issue in proportion to the respective equity holdings of such shareholders at that time. Such preference rights may be limited or abolished, however, by a resolution adopted by the General Meeting of Shareholders, under Article 5(7) and pursuant to the provisions of article 13, paragraph 10 Greek Law 2190/20.

  In addition, pursuant to article 13 of Greek Law 2190/20, the General Meeting of Shareholders may grant to the Board of Directors the power to increase the Bank's share capital, subject to certain limitations.

5.
The General Meeting of the Bank's shareholders is to be held at least once a year, within six months after the end of the Bank's financial year in order, among other things, to approve the annual financial statements and to discharge Board members and auditors from liability in respect of their tenure of office in the relevant year. Extraordinary General Meetings of Shareholders may be convened by the Board of Directors in cases required by law or at other times when a meeting is deemed appropriate by the Board of Directors. The Board of Directors shall convene an extraordinary General Meeting pursuant to a request of holders of 5% or more of the paid-up share capital. At the request of shareholders representing 5% or more of the paid-up share capital, the Chairman of the General Meeting of Shareholders shall adjourn, once only, the passing of resolutions by the General Meeting of Shareholders, whether ordinary or extraordinary general meeting. The adjourned General Meeting of Shareholders shall be a continuation of the previous meeting and shall not require repetition of the publication formalities regarding notice to shareholders.

  Pursuant to Greek law and the Bank's Articles of Association, any person appearing as a shareholder (i.e. holder of ordinary registered shares of the Bank) in the registry of the Dematerialized Securities System formerly the Central Securities Depository managed by HELEX, in which the shares of the Bank are recorded, is entitled to participate in the General Meeting, as outlined below. Each ordinary share is entitled to one vote. Under article 1 of Greek Law 3723/2008 the Bank's preference shares entitle the representative of their holder (the Hellenic Republic) to attend the General Meeting. Proof of shareholder status should be made by presenting relevant written certification from HELEX at the latest by the third day prior to the General Meeting. Shareholders who are legal entities must also, by the same deadline, file, pursuant to the law, their legalization documents, unless these documents have already been filed with the Bank, in which case it is sufficient to state where they have been filed in the relevant proxy form. Alternatively, proof of shareholder status can be made through direct electronic link-up of the Bank with the records of the Dematerialized Securities System.

  Shareholder status must exist on the record date, i.e. at the start of the 5th day before the date of the General Meeting, and the relevant written certification or the electronic verification of shareholder status must have been received by the Bank by the third day before the date of the General Meeting. Only those who have shareholder status on the said record date shall be considered to be entitled to participate and vote in the General Meeting. Shareholders who do not comply with the provisions of article 28a of the Companies Act may participate in the General Meeting only after the Meeting has authorized them to do so.

  To exercise the said rights, it is not necessary to block the shares or follow any other similar process that may restrict the ability to sell and transfer shares in the period between the record date and the General Meeting.

  In order to participate and to vote in the General Meeting by proxy each shareholder may appoint up to three proxy holders. Legal entities may participate in the General Meeting by appointing up to three natural persons as proxy holders.

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

  (iii)
  is an employee or an auditor of the Bank, or of a controlling shareholder or an entity controlled by such shareholder; and

  (iv)
  is a spouse or close relative (1st degree) of a natural person referred to in (i) to (iii) above.

  The appointment and revocation of appointment of a proxy holder shall be made in writing and shall be notified to the Bank in writing at least three days before the date of the General Meeting.

  The Bank's Articles of Association do not provide for participation in the General Meeting by electronic means without the Shareholder attending the Meeting in person at the place where it is held. Similarly, the Articles of Association do not provide for participation in voting by distance voting.

  Minority Rights

  (a)
  If shareholders representing 1/20 of the paid-up share capital of the Bank so request, the Bank's Board of Directors is obliged to include additional items in the Agenda of the General Meeting, provided that the said request is communicated to the Board of Directors at least 15 days prior to the General Meeting.

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

  (b)
  If shareholders representing 1/20 of the paid-up share capital of the Bank so request, the Board of Directors shall, in accordance with the provisions of article 27.3 of the Companies Act, make available to shareholders at least 6 days prior to the General Meeting, any draft resolutions on the items included in the initial or revised agenda, provided that the said request is communicated to the Board of Directors at least 7 days prior to the General Meeting.

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

  The quorum requirement is met when shareholders representing at least 20% of the paid-up share capital are present or represented at the General Meeting of Shareholders. If this requirement is not met, a quorum is met by those represented at the adjourned meeting, regardless of the paid-up share capital represented. The simple majority required for all decisions of the General Meeting of Shareholders is an absolute majority of votes represented at the meeting, i.e., over 50%.

  A two-thirds quorum and a two-thirds voting majority of the Bank's shareholders may be required for resolutions concerning certain matters, as discussed above, in Item 10.B(4), "Memorandum and Articles of Association", and as set forth in Article 15(2) of the Bank's Articles of Association (included in Exhibit 1 to this Annual Report). The increased quorum requirement for meetings concerning such resolutions amounts to the number of shareholders representing two-thirds of the paid-up share capital of the Bank being present or represented at the first meeting, which drops to one-half and one-fifth of the share capital represented at the second and third adjourned meetings, respectively for companies whose shares are listed on an exchange. The voting majority for such meetings is two-thirds of the votes represented at that meeting.

6.
There are no discriminatory limitations on the rights to own the Bank's shares or exercise voting rights with respect thereto.

7.
There are no provisions in the Bank's Articles of Association that could delay, defer, or prevent a change in control of the Bank.

8.
There is no specific provision in the Bank's Articles of Association that governs the ownership threshold above which shareholder ownership must be disclosed. However, under Greek law, shareholders seeking to acquire participations in the Bank's shares, above certain thresholds, may be required to notify the Bank, the Bank of Greece, the HCMC and the ATHEX of their holdings and percentage of voting rights, as well as the Greek Competition Commission.

9.
No significant differences.

10.
The conditions imposed by the Bank's Articles of Association with respect to changes in the Bank's share capital are discussed above, in Item 10.B(4), "Memorandum and Articles of Association", and are not more stringent than those required by Greek law.

C.    Material Contracts

        NBG and its subsidiaries are party to various contracts in the ordinary course of business. For the years ended December 31, 2010 and 2011, there have been no material contracts entered into outside the ordinary course of business apart from the following.

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

D.    Exchange Controls

        All forms of capital movement in and out of Greece have been liberalized pursuant to Presidential Decrees 96/1993 and 104/1994 (implementing Directives 1988/361/EEC and 1992/122/EEC) and corresponding acts of the Governor of the Bank of Greece. Foreign investors may purchase securities listed on the ATHEX, as well as Hellenic Republic bonds and treasury bills. Repatriation of capital and dividends and any other income on securities is fully liberalized subject to compliance with certain reporting procedures and requirements and payment of any applicable tax.

        Depositary receipts may be placed in the custody of a bank, a securities company or a brokerage company, operating legally in Greece, as custodian on behalf of a shareholder. Banks and securities companies must issue a receipt to each shareholder for any securities in their custody.

E.    Taxation

        The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of ordinary shares, preference shares or ADRs by a U.S. Holder.

        For the purposes of this summary, a "U.S. Holder" is a beneficial owner of ordinary shares, preference shares or ADRs that is, for U.S. federal income tax purposes, (i) a citizen of or an individual resident in the United States, (ii) a corporation created in or organized under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that is subject to U.S. tax on its worldwide income regardless of its source. If a partnership holds ordinary shares, preference shares or ADRs, the consequences to a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares, preference shares or ADRs should consult its tax advisor regarding the associated tax consequences. The summary does not purport to be a comprehensive description of all of the tax consequences of the ownership or disposition of ordinary shares, preference shares or ADRs. In particular, this summary deals only with U.S. Holders that will hold ordinary shares, preference shares or ADRs as capital assets and does not address the tax treatment of special classes of U.S. Holders, such as financial institutions, tax-exempt entities, insurance companies, retirement plans, persons holding ordinary shares, preference shares or ADRs as part of a "straddle" or as part of a "synthetic security" or a hedging or conversion transaction or other integrated transaction, real estate investment trusts, regulated investment companies, partnerships, pass-through entities or persons who hold through partnerships or other pass-through entities, U.S. expatriates, persons subject to the alternative minimum tax, dealers or traders in securities, currencies or notional principal contracts, persons that own (or are deemed to own for U.S. federal income tax purposes) 10% or more of the voting stock of the Bank, holders who hold ordinary shares, preference shares or ADRs in connection with a trade, profession or vocation carried on in Greece (whether through a branch, agency or otherwise) and holders whose "functional currency" is not the U.S. dollar. Further, this discussion does not address any tax consequences applicable to holders of equity interests in a holder of ordinary shares, preference shares or ADRs. This summary is based upon current U.S. federal income tax law, including the U.S. Internal Revenue Code of 1986 (the "Code"), its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to change (possibly with retroactive effect); and the Convention Between the United States of America and the Kingdom of Greece (now the Hellenic Republic) for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, with effect from December 30, 1953 (the "Treaty").

        Prospective purchasers should consult their tax advisors as to the consequences under U.S. federal, estate, gift, state, local and applicable foreign tax laws of the purchase, ownership and disposition of ordinary shares, preference shares and ADRs.

        Holders of ADRs will generally be treated for U.S. federal income tax purposes as owners of the ordinary shares or preference shares underlying the ADRs. Accordingly, except as noted, the U.S. federal income tax consequences discussed below apply equally to holders of ordinary shares, preference shares and ADRs.

Dividends

        The taxation of ADRs listed on New York Stock Exchange held by a U.S. Holder falls outside the scope of Greek tax law; therefore there are no tax consequences in Greece for the U.S. Holder, unless a surrendering of the ADRs in exchange for the preference shares occurs. However it should be mentioned that to the extent that the dividends paid in respect of the underlying ordinary shares have been subject to withholding tax, the return on the ADRs received by a U.S. Holder may be impacted from such withholding. The gross amount of any distributions paid by the Bank to a U.S. Holder that are actually or constructively received by the U.S. Holder will generally be subject to U.S. federal income tax as dividend income to the extent paid out of current or accumulated earnings and profits of the Bank, as determined for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends received deduction allowed to corporations.

        The Bank does not maintain calculations of its earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend. The amount of any distribution of property other than cash will be the fair market value of that property on the date of the distribution.

        Certain dividends received by non-corporate U.S. Holders before January 1, 2013 will be subject to a maximum income tax rate of 15%. This reduced income tax rate is only applicable to dividends paid by "qualified foreign corporations" (which term excludes "passive foreign investment companies", as defined below) and only with respect to ordinary shares, preference shares or ADRs held for a minimum holding period (generally, 61 days during the 121-day period beginning 60 days before the ex-dividend date). The Bank expects to be considered a qualified foreign corporation for this purpose.

        The gross amount of dividends paid in euros will be included in the income of the relevant U.S. Holder in a U.S. dollar amount calculated by reference to the spot exchange rate in effect on the day the dividends are received by the U.S. Holder (or, in the case of the ADRs, by The Bank of New York Mellon, in its capacity as depositary) regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder will have a basis in any euros distributed equal to their U.S. dollar value on the date they are received by the U.S. Holder (or, in the case of the ADRs, by The Bank of New York Mellon in its capacity as depositary). Any gain or loss recognized upon a subsequent disposition of euros will generally be U.S. source ordinary income or loss. If euros are converted into U.S. dollars on the date of the receipt, the U.S. Holder should not be required to recognize any foreign currency gain or loss in respect of the receipt of euros as dividends.

        The 2011 Greek tax law re-introduced a withholding tax on dividend distributions by Greek sociétés anonymes, such as the Bank, including any dividends paid to U.S. Holders of ordinary shares and preference shares. As a result, any distributions of profits approved by the General Meeting of the shareholders as from January 1, 2012 will be subject to a 25% withholding tax. The deduction and withholding of the relevant withholding tax from any dividends extinguishes the beneficiary's Greek income tax liability with respect to such dividend. As discussed in more detail below, under the Treaty, U.S. Holders of the ordinary shares or preference shares may be able to claim a foreign tax credit with regard to any Greek withholding tax that has been applied. It should be noted that especially for dividends payable under the preference shares issued by the Bank to a U.S. Holder a gross up clause applies and payments are grossed up for the corresponding amount of tax. Dividends paid by the Bank will be treated as foreign source income for U.S. foreign tax credit limitation purposes. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. Income received with respect to ordinary shares, preference shares or ADRs generally will constitute "passive category income" or "general category income". For purposes of calculating a U.S. Holder's foreign tax credit limitation, the amount of foreign source dividend income subject to the reduced dividend income tax rate that is taken into account for purposes of calculating the U.S. Holder's U.S. foreign tax credit limitation must be reduced by the "rate differential portion"

of such dividend. The rules relating to foreign tax credits and the timing thereof are complex. U.S. Holders should consult their tax advisors regarding the availability of foreign tax credits under their particular circumstances.

Sale or Other Disposition of Ordinary Shares, Preference Shares or ADRs

        Subject to the discussion below under this Item 10.E, "Taxation—Passive Foreign Investment Company Status", gain or loss realized by a U.S. Holder on the sale or other disposition of ordinary shares, preference shares or ADRs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder's adjusted tax basis in the ordinary shares, preference shares or ADRs and the amount realized on the disposition. Such gain or loss generally will be treated as long-term capital gain or loss if the ordinary shares, preference shares or ADRs have been held for more than one year. Capital gains of non-corporate U.S. Holders derived from capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to significant limitations. Any gain or loss realized will generally be treated as derived from U.S. sources.

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

        Although the matter is not free from doubt, if the preference shares or the underlying ADRs are redeemed or mandatorily repurchased by the Bank, a portion of the redemption amount equal to the liquidation preference reduction amount may be characterized for U.S. federal income tax purposes as attributable to declared but otherwise unpaid dividends. In such an event, it is possible that U.S. Holders will recognize in a redemption or mandatory repurchase additional dividend income equal to the liquidation preference reduction amount, and a capital loss of the same amount. Under current law, any redemption or repurchase proceeds characterized as dividends for U.S. federal income tax purposes would be eligible for taxation at the reduced income tax rates available for foreign source dividend income as discussed above under Item 10.E, "Taxation—Dividends".

        The U.S. federal income tax consequences of a redemption or mandatory repurchase for U.S. Holders that own, actually or constructively, other classes of stock of the Bank in addition to preference shares or the underlying ADRs may differ from that described above.

        The surrender of ADRs in exchange for ordinary shares or preference shares (or vice versa) will not be a taxable event for U.S. federal income tax purposes and U.S. Holders will not recognize any gain or loss upon such an exchange.

        If a U.S. Holder receives any foreign currency on the sale, exchange or disposition of ordinary shares or preference shares, such U.S. Holder generally will realize an amount equal to the U.S. dollar value of such foreign currency on the settlement date of such sale, exchange or disposition if (i) such U.S. Holder is a cash basis or electing accrual basis taxpayer and the ordinary shares are treated as being "traded on an established securities market" or (ii) such settlement date is also the date of such sale, exchange or disposition. If the foreign currency so received is converted to U.S. dollars on the settlement date, such U.S. Holder should not recognize foreign currency gain or loss on such conversion. If the foreign currency so received is not converted into U.S. dollars on the settlement date, such U.S. Holder will have a basis in such foreign currency equal to its U.S. dollar value on the settlement date. Any gain or loss on a subsequent conversion or other disposition of such foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes. Each U.S. Holder should consult their tax advisor regarding the U.S. federal income tax consequences of receiving foreign currency from the sale, exchange or other disposition of ordinary shares or preference shares.

Passive Foreign Investment Company Status

        The foregoing discussion of dividends and capital gains assumes that the Bank is not a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes. Based upon (i) U.S. Treasury Regulations (the "Regulations") and (ii) the regulatory status of the Bank under local laws, its banking activities performed in the ordinary course of business (including lending, accepting deposits and depositing money in other banks), the proportion of its income derived from activities that are "bona fide" banking activities for U.S. federal income tax purposes and its securities activities performed in the ordinary course of business (including selling debt instruments to customers in a dealer capacity), the Bank believes that it was not a PFIC for 2011 (the latest period for which the determination can be made) and, based further on its present regulatory status under local laws, the present nature of its activities, and the present composition of its assets and sources of income, the Bank does not expect to be a PFIC for the current year or for any future years. However, because PFIC status is a factual determination made annually and because there are uncertainties in the application of the relevant rules, there can be no assurances that the Bank will not be considered to be a PFIC for any particular year.

        If for any year in which a U.S. Holder held ordinary shares, preference shares or ADRs, the Bank were to qualify as a PFIC, the U.S. Holder would be subject to special rules with respect to (i) any gain realized on the sale or other disposition (including a pledge) of the ordinary shares, preference shares or ADRs and (ii) any "excess distribution" by the Bank to the U.S. Holder (generally, any distributions to the U.S. Holder in respect of the ordinary shares, preference shares or ADRs during a single taxable year to the extent the distributions exceed 125% of the average annual distributions received by the U.S. Holder in respect of the ordinary shares, preference shares or ADRs during the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the ordinary shares, preference shares or ADRs). Under these rules, (i) the gain or excess distribution would be allocated ratably over the U.S. Holder's holding period for the ordinary shares, preference shares or ADRs, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income, (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year and (iv) the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

        U.S. Holders can avoid the interest charge by making a "mark to market election" with respect to the ordinary shares, preference shares and ADRs, provided that the relevant ordinary shares, preference shares or ADRs are "marketable" within the meaning of the Regulations. The ordinary shares, preference shares and ADRs will not be considered "marketable" for purposes of this election unless the exchange or market on which the relevant ordinary shares, preference shares or ADRs are regularly traded is a qualified stock exchange or other market. Under the Regulations, a stock exchange is a "qualified stock exchange" if it is either one of the recognized U.S. stock exchanges, such as the NYSE. Alternatively, a foreign stock exchange, such as the ATHEX, may constitute a qualified exchange if it meets certain trading, listing, financial disclosure and other requirements set forth in the Regulations. The mark to market election will remain in effect unless the Internal Revenue Service ("IRS") consents to revocation, or until the relevant ordinary shares, preference shares or ADRs cease to be marketable. A U.S. Holder that makes a mark to market election generally will, subject to certain limitations, be required to take into account the difference, if any, between the fair market value and the adjusted tax basis of its ordinary shares, preference shares or ADRs at the end of a taxable year, as ordinary income (or, subject to certain limitations, ordinary loss) in calculating its income for such year. In the case of a mark to market election, gains from an actual sale or other disposition of the ordinary shares, preference shares or ADRs will be treated as ordinary income, and any losses incurred on a sale or other disposition of the ordinary shares, preference shares or ADRs will be treated as ordinary loss to the extent of any net mark to market gains for prior years.

        Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC. If the ordinary shares, preference shares or ADRs constitute equity interests in a PFIC, a U.S. Holder will be required to make an annual return on IRS Form 8621 regarding its investment in a PFIC.

U.S. Information Reporting and Backup Withholding

        U.S. Holders may be subject to the information reporting requirements of the Code, as well as to backup withholding on the payment of dividends on, and the proceeds received from the disposition of, ordinary shares, preference shares or ADRs. Backup withholding may apply if a U.S. Holder (i) fails to furnish its taxpayer identification number ("TIN"), which, in the case of an individual, is his or her social security number; (ii) fails to provide certification of exempt status; (iii) is notified by the IRS that he or she has failed properly to report payments of interest and dividends; (iv) under certain circumstances, fails to certify, under penalty of perjury, that he or she has furnished a correct TIN or the Bank has been notified by the IRS that such U.S. Holder is subject to backup withholding for failure to furnish a correct TIN; or (v) otherwise fails to comply with the applicable requirements of the backup withholding rules.

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

Reportable Transaction

        A U.S. Holder that participates in any "reportable transaction" (as defined in the Regulations) must attach to its U.S. federal income tax return a disclosure statement on IRS Form 8886. U.S. Holders are urged to consult their tax advisor as to the possible obligation to file IRS Form 8886 with respect to the sale, exchange or other disposition of any foreign currency received as a dividend on, or as proceeds from the sale, exchange or other disposition of ordinary shares, preference shares or ADRs.

        The information set out above is a summary only and U.S. and other taxation may change from time to time. Prospective investors should consult their tax advisors as to the consequences of the purchase, ownership and disposition of ordinary shares, preference shares and ADRs including, in particular, the effects of the tax laws of any other jurisdiction.

F.     Dividends and Paying Agents

        Not applicable.

G.    Statements by Experts

        Not applicable.

H.    Documents on Display

        NBG is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), applicable to foreign private issuers. In accordance with these requirements, NBG files reports and other information with the Securities and Exchange Commission ("SEC"). These materials may be obtained, upon written request, from The Bank of New York Mellon, as depositary, at its Corporate Trust Office located at 101 Barclay Street, New York, New York 10286. Such reports and other information can be inspected without charge and copied at prescribed rates at the public reference room maintained by the SEC at 100 F Street, N.W., Washington, D.C. 20549. Copies of such material and any part thereof will also be available by mail from the Public Reference Section of the SEC at 100 F Street, N.W., Washington, D.C. 20549, at prescribed rates. Also, certain reports and other information concerning NBG will be available for inspection at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

I.     Subsidiary Information

        Not applicable.

J.     Relationship with the Hellenic Republic

Hellenic Republic as Shareholder

        The Hellenic Republic directly holds 1.2% of the Bank's ordinary shares acquired from the exercise of its preemptive right to subscribe for new ordinary shares that were not subscribed by holders of rights pursuant to the rights issue undertaken by the Bank in July 2009 and in October 2010. See Item 3.D, "Risk Factors—Risks Relating to Our Business". Furthermore, certain state- related entities, primarily pension funds (most of whose boards of directors are appointed by the Hellenic Republic) may exercise indirect influence on the Bank. As at April 27, 2012, certain domestic pension funds owned approximately 16.4% of our share capital and other domestic public sector related legal entities and the Church of Greece owned approximately 7.5%. See Item 3.D, "Risk Factors—Risks Relating to Our Business—The Hellenic Republic and state-related entities may have an important influence on the Bank and Item 7.A, "Major Shareholders".

        Following implementation of the preference share facility of the Hellenic Republic Bank Support Plan, the Hellenic Republic currently owns all of the 270 million non-transferable redeemable preference shares issued under this facility. See also Item 7.A, "Major Shareholders—State interests". These preference shares carry voting rights at the general meeting of preferred shareholders. The Hellenic Republic has also appointed a representative to the Bank's Board of Directors who has veto power relating to corporate decisions both at the Board of Directors level and at the General Meeting on matters pertaining to Director and senior management compensation and dividend policy. See Item 6.E, "Share Ownership". The government-appointed director may only utilize his veto power following a decision of the Minister of Finance or if he considers that the relevant corporate decisions may jeopardize the interests of depositors or materially affect the solvency and orderly operation of the participating bank. The Bank originally was required to convert these preference shares into ordinary shares or another class of shares five years after issuance, if redemption of the preference shares by the Bank would cause its Tier I capital to fall below the minimum levels set by the Bank of Greece. In May 2010, Greek Law 3844/2010, which amended Greek Law 3723/2008, rendered such preference shares not mandatorily redeemable. However, if the preference shares are not redeemed within five years from their issuance and if the participating bank's general meeting of shareholders has not approved their redemption, the Greek Minister of Finance will impose, pursuant to a recommendation by the Bank of Greece, a gradual cumulative increase of 2% per year on the 10% fixed return provided for during the first five years from the issuance of the shares to the Hellenic Republic. For more information on the Hellenic Republic Bank Support Plan, please see Item 4.B, "Business Overview—The

Macroeconomic Environment in Greece—The Hellenic Republic's Economic Crisis, the successful sovereign debt restructuring (PSI) and the agreement on the Program for Greece".

        Following its implementation, the HFSF will have certain powers over credit institutions receiving capital from the HFSF to be exercised following consultation with the Bank of Greece and will have on its Board of Directors appointees by the Bank of Greece and the Hellenic Republic with one observer to be nominated by the ECB and the EC. In addition, any shares remaining in the HFSF at the time it ceases its activities will be transferred to the Hellenic Republic. See Item 4.B, "Business Overview—The Macroeconomic Environment in Greece—the Hellenic Republic's Economic Crisis".

Hellenic Republic as Customer

        The Hellenic Republic, including state-related entities, is a large customer of the Bank in terms of loans and deposits. At December 31, 2011, 16.1% of the Bank's outstanding gross loans were to the Hellenic Republic and state-related entities, and 2.8% of the Bank's deposits were from the Hellenic Republic and state-related entities. The commercial relationship between the Bank, the Hellenic Republic and other state-owned enterprises is conducted on a normal "arm's length" basis. The Group's senior management believes that the commercially-oriented strategy currently being implemented will continue for the foreseeable future.

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

Interest Rate Risk

        Interest rate risk is the risk related to the potential loss on the Group's portfolio due to adverse movements in interest rates. A principal source of interest rate risk exposure arises from our trading and AFS bond portfolios and our interest rate exchange-traded and over-the-counter transactions.

        More specifically, the Bank retains a substantial portfolio of Greek sovereign debt and also holds positions in Greek and international corporate bonds. In order to provide a hedge for the interest rate risk arising from the position in fixed rate Greek government bonds, we enter into future contracts on two, five and ten-year German government bonds. To a lesser extent, the Bank maintains positions in bond and interest rate futures for speculative purposes.

        Additionally, we are active in the swap market and engage in vanilla and more sophisticated deals for hedging and proprietary purposes. As a means of hedging, we use swaps to eliminate the interest rate risk arising from our positions in fixed rate bonds, mostly Greek government debt.

        Apart from the Bank, the most significant source of market risk on a Group level relates to Finansbank's portfolio. Of the three types of market risk (interest rate, equity and foreign exchange risk), Finansbank is mostly exposed to and has to manage the interest rate risk that derives from the positions it retains in Turkish government bonds, denominated mostly in TL. In addition, Finansbank enters into swap transactions either for hedging purposes, or for proprietary reasons. As a means of hedging, Finansbank enters into swap transactions in order to hedge the interest rate risk of its Eurobond portfolio, which consists of Turkish government bonds denominated in foreign currency.

        Moreover, Finansbank obtains liquidity in U.S. dollars which are then converted into TL through Cross Currency Interest Rate Swaps, in order to offer loans to its clientele. These Cross Currency Interest Rate Swaps also act as a hedge of the interest rate risk inherent in Finansbank's loan portfolio.

Equity Risk

        Equity risk is the risk related to the potential loss that might occur due to adverse movements in the prices of stocks and equity indices. The Group holds a portfolio of stocks, the majority of which are traded on the ATHEX, and also retains positions in stock and equity index derivatives traded on the ATHEX and international exchanges. Our cash portfolio comprises of trading (i.e. short-term) and AFS (i.e. long-term) positions. Our portfolio of equity derivatives is held for trading purposes and as a mechanism to hedge the equity risk arising from our cash position and from the equity-linked products offered to our clientele. In the same context and to a lesser extent, we also enter into over-the-counter equity transactions for trading and hedging purposes.

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

        The Group trades in all major currencies, holding mainly short-term positions for trading purposes and for servicing its institutional, corporate, domestic and international clientele. According to the Bank's policy, at the end of each trading day, the OCP should remain within the limits set by the Treasury and the GMORMD. The same policy applies to all of our subsidiaries.

        Furthermore, the Group actively manages its exposure to TL, in order to reduce the volatility in the Group's equity arising from the conversion of Finansbank's assets and liabilities from TL into euro.

Value-at-Risk ("VaR")

        The Bank estimates the market risk of its trading and AFS portfolios using the VaR methodology. This has been implemented trough RiskWatch by Algorithmics. In particular, the Bank has adopted the variance-covariance methodology, with a 99% confidence interval and a one-day holding period. The VaR is calculated on a daily basis for the Bank's trading and AFS portfolios, along with the VaR per risk type (interest rate, equity and foreign exchange risk). The approach and the VaR calculations have been thoroughly examined and approved by the Bank of Greece, as well as by internal auditors and external consultants.

        The VaR estimates are used internally as a risk management tool, as well as for regulatory purposes. For internal use, the GMORMD calculates on a daily basis the VaR of the Bank's Trading and AFS portfolios, using the latest 75 exponentially weighted daily observations. The risk factors relevant to the financial products in NBG's portfolio are interest rates, equity indices, foreign exchange rates and commodity prices. Currently the number of risk factors involved in the VaR calculations is 929. Additionally, NBG calculates the VaR of the Bank's portfolios by applying the Historical Simulation approach, for comparative purposes.

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

        The table below presents the Bank's VaR (99%, 1-day) for 2011 and 2010 respectively:

	Total VaR		Interest Rate VaR		Equity VaR		FX VaR
	2011	2010	2011	2010	2011	2010	2011	2010
	(EUR in millions)
Average	35.9	18.5	37.2	19.9	3.7	3.9	1.1	1.1
Max	67.1	43.1	67.7	48.1	7.1	8.0	2.4	2.3
Min	19.8	9.7	21.3	11.1	1.6	2.4	0.7	0.6
Year End	25.8	19.5	26.1	20.3	1.6	2.4	0.8	0.9

        The most significant type of market risk to which the Bank is exposed is interest rate risk. This mainly arises from the Bank's Trading and AFS bond portfolios, as well as from the interest rate derivatives, both exchange traded and over-the-counter. In order to measure and manage this risk, NBG calculates the Interest Rate ("IR") VaR of its portfolios on a daily basis. The level of IR VaR mostly depends on the volatility of the underlying interest rates and the positions in the portfolio.

        In the first quarter of 2010, interest rate volatility remained at relatively low levels. However, the volatility of the EUR and USD interest rates began to increase significantly from the middle of the second quarter. The volatility remained at the same, high, levels until the end of the year. This increased volatility led to higher total VaR estimations for the Bank for the year ended December 31, 2010.

        On the other hand, during 2010, a large portion of the Bank's Greek government bonds was transferred from the trading and AFS categories to HTM. Since the VaR model measures the Market Risk of any instruments held with the intention to be traded or sold, the positions held in HTM are excluded from the VaR calculations. Therefore, the transfer of a large portion of Greek government bonds from the trading and AFS categories to HTM caused the IR and Total VaR to decrease for the year ended December 31, 2010.

        In the first half of 2011, the main reason that affected the VaR estimations was the change in the hedge maintained by the Bank to manage its interest rate exposure. More specifically, there was a decrease in the number of futures contracts and swap transactions, which are used to hedge the interest rate risk of the Bank's Greek government bonds. This caused the IR and Total VaR to increase. Moreover, during the second half of the year, the volatility of the EUR interest rates began to increase significantly, leading to higher VaR estimations for the Bank.

        Other than the Bank, on a Group level, market risk mainly derives from the positions held in Finansbank's trading and AFS portfolios (market risk undertaken by the rest of our subsidiaries is insignificant). In order to monitor and efficiently manage market risk, Finansbank calculates VaR on a daily basis for both its trading and AFS portfolios, as well as the VaR per risk type (interest rate, equity and foreign exchange risk). These calculations are based on a 99% confidence interval and 1-day holding period. The system used is RiskWatch.

        Finansbank has also established a framework of VaR limits, similar to the one that the Bank has in place.

        The table below presents Finansbank's VaR (99%, 1-day) for 2011 and 2010:

	Total VaR		Interest Rate VaR		Equity VaR		FX VaR
	2011	2010	2011	2010	2011	2010	2011	2010
	(EUR in millions)
Average	15.8	8.5	15.6	8.4	0.3	0.1	0.7	1.2
Max	27.1	14.5	26.6	15.0	0.7	0.3	2.1	5.0
Min	9.6	2.8	9.7	2.8	0.1	—	0.1	0.1
Year End	17.5	12.1	17.5	12.4	0.1	0.2	0.9	0.5

        The change in Finansbank's Total VaR is mainly attributed to the change in the IR VaR. During the first months of the year, the Turkish Government interest rates increased, thus causing the respective volatility to increase and this led to a higher VaR. Then, since interest rates remained at the same level until the end of the second quarter, the volatility returned to the previous levels and the IR and Total VaR gradually decreased. However, during the last quarter of the year, the Turkish Government interest rates, and the respective volatility, began to increase again, which resulted to higher VaR estimations for Finansbank for the year ended December 30, 2011.

        Finally, on a Group level, the VaR (99%, 1-day) estimations for 2011 and 2010 are presented in the table below:

	Total VaR		Interest Rate VaR		Equity VaR		FX VaR
	2011	2010	2011	2010	2011	2010	2011	2010
	(EUR in millions)
Average	46.2	16.8	47.4	16.7	3.9	4.0	1.3	1.5
Max	85.7	37.0	86.1	41.4	7.3	8.2	2.7	5.3
Min	28.0	8.0	28.7	7.4	1.7	2.4	0.7	0.5
Year End	36.2	16.4	36.5	15.3	1.7	2.4	0.8	1.6

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

  •
  returns on individual risk factors are assumed to follow a normal distribution. If this is not the case, the probability of extreme market movements could be underestimated; and

  •
  the VaR model captures the variability of the market risk factors (interest rates, foreign exchange rates, equity indices) and does not incorporate the credit spread of financial instruments. In particular, we use the historical returns of the German benchmark bonds to produce the variances that are used to measure the risk of financial instruments within our variance-covariance model. The specific position risk of the Bank is measured through the standardized methodology and through internal models that incorporate the credit spread of the whole trading book and the migration and default risk for corporate bonds in the trading book.

Back-testing

        The Bank performs back-testing on a daily basis, in order to verify the predictive power of the VaR model. The calculations refer only to the Bank's trading positions, in accordance with the guidelines from the Bank of Greece, and involve the comparison of "hypothetical" daily gains and losses with the respective estimates of the VaR model used for regulatory purposes. The aim of back-testing is to examine whether the hypothetical change in the value of the portfolio, due to the actual movements in the prices of the underlying risk factors, is captured by the VaR estimate of that day. The procedure of back-testing is summarized as follows:

  •
  Calculation of the hypothetical gains/losses on the Bank's Trading portfolio between days t and t+1,

  •
  Comparison of the hypothetical gains/losses with the VaR calculated for positions as of the close of business on day t.

        Any excess of the hypothetical losses over the VaR estimate is immediately reported to the Bank of Greece within five (5) business days. Back-testing is applied on the Bank's end-of-day positions and does not take into account intra-day transactions. During each of 2010 and 2011, there were only 2 exceptions where the back-testing result exceeded the respective VaR calculations.

        For the same reasons, Finansbank also performs back-testing on a daily basis, following a procedure similar to the one that the Bank has established. In 2011, there were 7 exceptions where the back-testing result exceeded the respective VaR calculations.

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

        The balance sheet items which potentially entail country risk are the following:

  •
  interbank money market placements and risk that arises from over-the-counter transactions, with financial institutions which operate abroad;

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

Counterparty Risk

        Counterparty risk for the Group stems from the over-the-counter transactions, the money market placements and the repo/reverse repo agreements which it transacts. It is the risk arising from an obligor's failure to meet its contractual obligations. For the efficient management of counterparty risk, the Bank has established a framework of counterparty limits. The GMORMD is responsible for the setting and monitoring of the limits.

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

        The Group seeks to reduce counterparty risk by standardizing relationships with counterparties through ISDA and GMRA contracts, which encompass all necessary netting and margining clauses. Additionally, for almost all active counterparties in over-the-counter transactions, CSAs have been put into effect, so that net current exposures are managed through margin accounts on a daily basis, through the exchange of cash collateral.

        The Group avoids taking positions on derivative contracts where the values of the underlying assets are highly correlated with the credit quality of the counterparty.

        The estimation of counterparty exposure depends on the type of the financial product. In the case of money market placements the exposure is equal to the face amount of the deals. In over-the-counter transactions, the exposure to counterparty risk is calculated based on the Credit Exposure Factors for the relevant exposure period of the deals.

Sensitivity Analysis

        We made certain assumptions in calculating fair values for presentation in the U.S. GAAP Financial Statements. These assumptions are stated in Note 36 "Fair value of financial instruments" to the U.S. GAAP Financial Statements included in this Annual Report, and include the notion that assets and liabilities that re-price or mature within a relatively short period of time have a fair value that approximates their carrying amount. However, for the purposes of the sensitivity analysis below, we included such assets and liabilities and calculated the effect on the fair value of all positions. The effect that financial instruments, which re-price frequently or have short periods to maturity, had on the revised fair values was immaterial.

Interest rate sensitivity analysis

        We performed a sensitivity analysis to estimate the potential impact of certain changes in interest rates on the fair value of financial instruments held as at December 31, 2011, which are not included in the VaR model developed by the Bank. The analysis below was performed based on the following assumptions:

Balance sheet items

  •
  All balance sheet items have been revalued assuming both a 0.5% and a 1% (i.e., 50 and 100 basis points) increase in interest rates for 2010 and 2011 and both a 0.5% and a 1% (i.e., 50 and 100 basis points) decrease in interest rates in 2010 and 2011 across the maturity ladder

    (i.e. "parallel shift of the yield curve"). For 2010 and 2011, TL balance sheet items have been revalued assuming both a 1.0% and a 1.5% (i.e., 100 and 150 basis points) increase in interest rates in 2010 and 2011 and both a 1.0% and 1.5% (i.e., 100 and 150 basis points) decrease in interest rates in 2010 and 2011 across the maturity ladder;

  •
  the interest rate basis used for short-term instruments maturing or re-pricing within one year varied depending upon the currency in which the instrument is denominated. For example, for instruments denominated in euro, Euribor was used; for instruments denominated in currencies that are not fixed to the euro, the London Interbank Offered Rate, commonly referred to as "LIBOR" was used;

  •
  the swap yield curves were used as the basis for valuing instruments with maturities or re-pricing intervals of over one year. The yield curves were adjusted uniformly to the changes in interest rates. Future loan cash flows were discounted using the prevailing market rates adjusted by the applicable credit spread; and

  •
  all other variables, such as foreign currency exchange rates, were held constant. Please see Item 11, "Quantitative and Qualitative Disclosures about Market Risk—Sensitivity Analysis—Foreign currency sensitivity analysis".

	December 31, 2011		Market Value Change		Market Value Change
	Carrying Amount	Fair value	+100bps	-100bps	+50bps	-50bps
	(EUR in thousands)
Assets
Deposits with central bank	2,898,998	2,898,998	(5,945)	5,946	(5,378)	5,382
Securities purchased under agreements to resell	673,187	673,187	(1,724)	1,726	(2,548)	2,372
Interest bearing deposits with banks	3,767,624	3,771,226	(12,319)	12,310	(11,475)	10,781
Held to Maturity securities	1,002,202	963,301	(70,247)	73,394	(64,245)	69,330
Net loans	69,452,222	69,327,664	(383,353)	397,811	(478,543)	502,243

Total interest rate sensitive assets	77,794,233	77,634,376	(473,588)	491,187	(562,189)	590,108

Liabilities
Total deposits	91,575,302	91,586,745	132,736	(130,273)	135,707	(117,446)
Securities sold under agreements to repurchase	1,302,239	1,302,239	23,463	(23,479)	21,240	(21,241)
Other borrowed funds	925,971	920,699	4,314	(4,391)	2,884	(2,919)
Long term debt	2,937,371	2,897,932	72,892	(80,071)	108,959	(117,740)

Total interest rate sensitive liabilities	96,740,883	96,707,615	233,405	(238,214)	268,790	(259,346)

Total interest rate balance sheet sensitivity			(706,993)	729,401	(830,979)	849,454

	December 31, 2010 As restated(1)		Market Value Change		Market Value Change
	Carrying Amount	Fair value	+100bps	-100bps	+50bps	-50bps
	(EUR in thousands)
Assets
Deposits with central bank	2,961,828	2,961,828	(2,157)	2,161	(1,085)	1,086
Securities purchased under agreements to resell	146,302	146,302	(2,099)	1,923	(1,050)	1,052
Interest bearing deposits with banks	6,398,767	6,399,000	(8,254)	7,565	(4,691)	4,679
Held to Maturity securities	3,598,285	2,620,525	(46,407)	51,883	(28,686)	31,443
Net loans	75,863,035	75,779,314	(546,556)	579,396	(313,197)	323,468

Total interest rate sensitive assets	88,968,217	87,906,969	(605,473)	642,928	(348,709)	361,728

Liabilities
Total deposits	93,895,481	93,882,661	102,672	(99,174)	56,854	(56,400)
Securities sold under agreements to repurchase	3,538,289	3,538,289	8,563	(8,563)	4,314	(4,328)
Other borrowed funds	1,111,663	1,109,408	3,304	(3,359)	2,209	(2,234)
Long term debt	3,805,950	3,930,350	106,728	(115,623)	56,814	(59,724)

Total interest rate sensitive liabilities	102,351,383	102,460,708	221,267	(226,719)	120,191	(122,686)

Total interest rate balance sheet sensitivity			(826,740)	869,647	(468,900)	484,414

(1)
See Note 43 to the U.S. GAAP Financial Statements.

Foreign currency sensitivity analysis

        We deal in several currencies thus a sensitivity analysis has been performed to show the effects that a simultaneous change of all currencies against the euro would have on our financial position.

        The foreign currency exchange sensitivity analysis below was performed based on the following assumptions:

Balance sheet items

  •
  For the fiscal year ended December 31, 2010 and 2011 all balance sheet items have been revalued assuming a 10% increase and a 10% decrease in the value of all currencies other than the euro and those currencies that are denominations of the euro against the euro; and

  •
  all other variables, such as interest rates, were held constant.

	December 31, 2011		Market Value Change
	Carrying amount	Fair value	10%	-10%
	(EUR in thousands)
Assets
Cash and due from banks	1,717,736	1,717,736	83,830	(68,588)
Deposits with central bank	2,898,998	2,898,998	62,386	(51,043)
Securities purchased under agreements to resell	673,187	673,187	36,944	(30,227)
Interest bearing deposits with banks	3,767,624	3,771,226	97,892	(80,093)
Held to Maturity securities	1,002,202	963,301	1,437	(1,176)
Net loans	69,452,222	69,327,664	2,055,985	(1,682,170)
Accrued interest receivable	1,156,229	1,156,229	27,867	(22,800)

Total foreign exchange sensitive assets	80,668,198	80,508,341	2,366,341	(1,936,097)

Liabilities
Total deposits	91,575,302	91,586,745	(2,037,662)	1,667,178
Securities sold under agreements to repurchase	1,302,239	1,302,239	(67,140)	54,932
Other borrowed funds	925,971	920,699	(76,666)	62,727
Long-term debt	2,937,371	2,897,932	(78,709)	64,398

Total foreign exchange sensitive liabilities	96,740,883	96,707,615	(2,260,177)	1,849,235

Total foreign exchange balance sheet sensitivity			106,164	(86,862)

	December 31, 2010 As restated(1)		Market Value Change
	Carrying amount	Fair value	10%	-10%
	(EUR in thousands)
Assets
Cash and due from banks	1,436,157	1,436,157	75,841	(62,052)
Deposits with central bank	2,961,828	2,961,828	112,400	(91,964)
Securities purchased under agreements to resell	146,302	146,302	5,534	(4,528)
Interest bearing deposits with banks	6,398,767	6,399,000	56,010	(45,827)
Held to Maturity securities	3,598,285	2,620,525	1,467	(1,200)
Net loans	75,863,035	75,779,314	2,119,543	(1,734,172)
Accrued interest receivable	1,195,730	1,195,730	31,803	(26,020)

Total foreign exchange sensitive assets	91,600,104	90,538,856	2,402,598	(1,965,763)

Liabilities
Total deposits	93,895,481	93,882,661	(2,233,842)	1,827,689
Securities sold under agreements to repurchase	3,538,289	3,538,289	(64,325)	52,629
Other borrowed funds	1,111,663	1,109,408	(81,804)	66,930
Long-term debt	3,805,950	3,930,350	(67,340)	55,096

Total foreign exchange sensitive liabilities	102,351,383	102,460,708	(2,447,311)	2,002,344

Total foreign exchange balance sheet sensitivity			(44,713)	36,581

(1)
See Note 43 to the U.S. GAAP Financial Statements.

ITEM 12   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.    Debt Securities

        Not applicable.

B.    Warrants and Rights

        Not applicable.

C.    Other Securities

        Not applicable.

D.    American Depositary Shares (ADSs)

        The Bank of New York Mellon is the depositary of the Bank's preference shares and ordinary shares in the form of ADRs traded on the NYSE. The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. In the case of preference shares, the depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

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

ITEM 14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.    General Effect of the Modifications on the Rights of Security Holders

        On January 22, 2009, the Extraordinary General Meeting of Shareholders approved the share capital increase by EUR 350 million through the issue of 70 million redeemable preference shares of a nominal value of EUR 5.00 each, to be covered by the Hellenic Republic, with the cancellation of existing shareholders' pre-emptive rights, pursuant to the provisions of Greek Law 3723/2008 on the Hellenic Republic liquidity support plan. These preference shares bear a fixed return of 10% per annum.

        On May 21, 2009 the Board of Directors confirmed the payment in full of the shares issued pursuant to the aforementioned share capital increase amounting to EUR 350 million, with the issue of 70 million redeemable preference shares. The issue was fully subscribed to by the Hellenic Republic, through the transfer by the latter to the Bank of an equivalent amount of Greek government bonds in accordance with Greek Law 3723/2008. These bonds have a coupon equal to six-month Euribor plus 1.3% and expire on May 21, 2014. The preference shares issued by the Bank in favor of the Hellenic Republic are not transferable and embody the following privileges:

  (a)
  the right to receive payment of a fixed return, calculated on a 10% basis over the issue price of each preference share which is payable within one month as of the Bank's Annual Shareholders Meeting (i) in priority over the common shares, (ii) in priority over the dividend amounts distributed pursuant to article 1 par. 3 of Greek Law 3723/2008 and (iii) irrespective of distribution of dividend to other classes of shareholders and provided that, following payment of the said fixed return, the Bank's and Group's capital adequacy ratios, meet the respective capital adequacy requirements set by the Bank of Greece.

    The distribution is subject to availability of distributable funds, in accordance with article 44a of Greek Law 2190/1920. In case of inadequacy of distributable funds, the Preferred Shareholder is entitled to receive payment of fixed return on the preference shares in priority over the Common Shareholders, up to exhaustion of such distributable funds; and

  (b)
  upon liquidation, the right in liquidation proceeds in priority over all other shareholders.

  (c)
  The Hellenic Republic could appoint a member in the Bank's Board of Directors as a representative of the Hellenic Republic. The representative has a right to exercise a veto over any decision of a strategic nature, or on decisions which materially affect the Bank's legal or financial status and require Bank's Shareholders Meeting approval, or on decisions related to dividend distributions and bonus policies for the Bank's management, by resolution of the Minister of Economy and Finance, or that may be deemed by the Hellenic Republic representative that such decisions affect the depositors' interests or materially affect the Bank's credit standing and normal course of business. Furthermore, the representative has the right of free access to the Bank's books and records, restructuring and viability reports, medium-term financing plans, and data regarding the level of credit provided to the real economy, for the purposes of Greek Law 3723/2008. In May 2010, Greek Law 3844/2010, amended Law 3723/2008, under which the preference shares not mandatorily redeemable. However, if not redeemed after five years following their issuance and if the participating bank's general meeting of shareholders has not approved their redemption, the Greek

    Minister of Finance will impose, pursuant to a recommendation by the Bank of Greece, a gradual cumulative increase of 2% per year on the 10% fixed return provided for during the first five years from the issuance of the shares to the Hellenic Republic.

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

        On February 18, 2010, the second Repeat General Meeting of the Bank's shareholders approved the assignment to the Board of Directors of the right to issue bonds convertible to shares, as per the provisions of articles 3a and 13 of the Companies Act and article 5 of the Bank's Articles of Association, for a period of five years, up to an amount corresponding to 50% of the paid-up share capital of the Bank as at the time of the assignment of the said right, that is EUR 1,696 million. The Meeting authorized the Board of Directors to decide the particular terms and details of such issuance, as well as the procedure by which the bonds will be converted to shares.

        Following the above authorizations, the Board of Directors on September 10, 2010, approved the increase of the Bank's ordinary share capital through a rights issue by offering:

  •
  121,408,315 new ordinary shares of nominal value of EUR 5.00 each and subscription price of EUR 5.20 each. The shares were offered to existing ordinary shareholders at a ratio of one new share for every five shares held. The total capital raised amounted to EUR 631,323 thousand of which EUR 607,041 thousand was credited to common stock and the remaining EUR 24,282 thousand to additional paid-in capital. The new shares were listed on the ATHEX on October 19, 2010; and

  •
  227,640,590 convertible bonds to 227,640,590 new ordinary shares of nominal value of EUR 5.00 each and subscription price of EUR 5.20 each. The bonds were offered to existing ordinary shareholders at a ratio of three convertible bonds for every eight shares held. The convertible bonds carried no interest and were convertible to ordinary shares after seven days from their issuance. The total capital raised amounted to EUR 1,183,731 thousand of which EUR 1,138,203 thousand was credited to common stock and the remaining EUR 45,528 thousand to additional paid-in capital. The new shares were listed on the ATHEX on October 25, 2010.

        On December 22, 2011, the Extraordinary General Meeting of the Bank's Shareholders approved a) the share capital increase by €1.000 million through the issue of additional 200 million Redeemable Preference Shares at a nominal value of EUR 5.00 each with the cancellation of the pre-emptive rights of the existing shareholders in favor of the Hellenic Republic, in accordance with the Greek Law 3723/2008 and b) the revocation of the decision of the Extraordinary General Meeting of the Bank's Shareholders held on November 26, 2010 regarding the repurchase by the Bank of the 70 million Redeemable Preference Shares in favor of the Hellenic Republic, in accordance with Greek Law 3723/2008.

        On December 30, 2011, following the above decision, the Bank issued the 200 million Redeemable Preference Shares at a nominal value of EUR 5.00 each. The issue was fully subscribed to by the Hellenic Republic, through the transfer by the latter to the Bank of an equivalent amount of Greek government bonds in accordance with Greek Law 3723/2008. These bonds have a coupon equal to six-month Euribor plus 1.3% and expire on May 21, 2014.

        As of December 31, 2011, the total paid-up share capital of the Bank amounted to EUR 6,137,952 thousand divided into a) 956,090,482 ordinary shares of a nominal value of EUR 5.00 each, b) 25,000,000 non-cumulative, non-voting, redeemable preference shares, of a nominal value of EUR 0.30 each, and c) 270,000,000 redeemable preference shares of the Hellenic Republic of a nominal value of EUR 5.00 each, in accordance with Greek Law 3723/2008. See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic Bank Support Plan" for a detailed description of the current plan.

B.
Not applicable.

C.
Not applicable.

D.
Not applicable.

E.
Not applicable.

ITEM 15    CONTROLS AND PROCEDURES

(a)   Disclosure Controls and Procedures

        As of December 31, 2011, we performed an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer, Deputy Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Our disclosure controls and procedures are designed to provide reasonable assurance that material financial and non-financial information required to be disclosed in this annual report is recorded, processed, summarized and reported in a timely manner, and that it is accumulated and communicated to our management, including our Chief Executive Officer, Deputy Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

        Based upon that evaluation, the Chief Executive Officer, the Deputy Chief Executive Officer and the Chief Financial Officer have concluded that our disclosure controls and procedures are not effective as of December 31, 2011, solely because of the deficiencies described in Item 15 (b) below.

        Due to these deficiencies, we performed additional analysis and compensating procedures that go beyond the Bank's routine procedures to support the reliability of financial reporting and related disclosures. Accordingly, our management believes that the financial statements and other financial information included in this annual report, fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented in this Annual Report.

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

        The Group's internal control over financial reporting ("ICFR") is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Group's internal control over financial reporting includes those policies and procedures that:

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

        Management assessed the effectiveness of the Group's internal control over financial reporting as of December 31, 2011, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (COSO). Based on this assessment, management concluded that, as of December 31, 2011, the Group's internal control over financial reporting is ineffective, due to a material weakness identified in its internal control over financial reporting.

        A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Group's annual financial statements will not be prevented or detected on a timely basis.

        Specifically, management identified control deficiencies in its internal controls associated with the methodology for computing bilateral CVA that constitute a material weakness.

        More specifically, management during the current year has revisited the assumptions and computation methodology relating to the impact on the Group of credit risk on derivatives for counterparty and own credit risk. In particular, the Group changed its methodology to include the impact of credit risk on derivatives with (i) the Hellenic Republic as we now believe the losses associated with the PSI completion changed the risk profile of the Hellenic Republic, and (ii) counterparties with which we had in place CSAs under ISDA agreements that require daily placement of collateral, and the ISDA agreement provides for netting of asset and liability positions in case of default.

        For the purposes of the 2011 financial statements the bilateral CVA calculation has been properly and timely calculated, nevertheless the revised methodology was not timely designed and implemented as of December 31, 2011. This revealed the absence of effective controls regarding the timely assessment of the appropriateness of the bilateral CVA calculation methodology used.

        Management has also examined the reasons which led to the restatement of its prior years financial statements, as described in Note 43, as strong indicators for material weaknesses, and has concluded that these restatements were not due to any material weakness in the Group's prior years ICFR.

        Furthermore, in addition to the above, the Group has a restatement relating to the reversal of multiple reclassifications of securities out of trading category made in the first half of 2010, which were made in response to the single rare event of the Hellenic Republic economic crisis, of securities out of the trading category. As we have changed our accounting policy, not to allow more than one reclassification in response to a single rare event, the 2010 financial statements have also been restated in this respect. However, we are of the opinion that management exercised reasonable judgment in reaching the conclusion that it is possible to effect more than one reclassification, in response to the single rare event of the Hellenic Republic economic crisis, and for this reason management has concluded that this restatement does not have an impact on our prior years' assessment of ICFR.

        Management following the identification of the material weakness has already enhanced the CVA related controls, by establishing periodic reviews of the appropriateness of the bilateral CVA methodology, and enhancing the documentation of the CVA related policies, procedures and methodology.

        The effectiveness of the Group's internal control over financial reporting as of December 31, 2011, has been audited by Deloitte Hadjipavlou Sofianos & Cambanis S.A., an independent registered public accounting firm as stated in their report which appears herein.

Dated May 15, 2012

/s/ Apostolos Tamvakakis Apostolos Tamvakakis Chief Executive Officer
/s/ Anthimos Thomopoulos Anthimos Thomopoulos Deputy Chief Executive Officer
/s/ Charalampos Mazarakis Charalampos Mazarakis Chief Financial Officer

(c)   Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
National Bank of Greece S.A. and subsidiaries
Athens, Greece

        We have audited the internal control over financial reporting for National Bank of Greece S.A and subsidiaries' (the "Group's"), as of December 31, 2011 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

        A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual financial statements will not be prevented or detected on a timely basis. Subsequent to the year ended December 31, 2010, the Group identified a material weakness relating to the lack of incorporation of a valuation adjustment for credit risk for certain of in its derivative contracts. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2011 of the Group and this report does not affect our report on such financial statements.

        In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011, of the Group and our report dated May 15, 2012 expressed an unqualified opinion on those financial statements which includes explanatory paragraphs relating to (a) the translation of Euro amounts into U.S. dollar amounts for the convenience of the readers in the United States in accordance with Note 2 to the consolidated financial statements, (b) the disclosures made in Note 3 to the consolidated financial statements, which refer to the going concern uncertainties derived from the impact of the impairment losses resulting from the Greek sovereign debt restructuring on the Group's regulatory and accounting capital and the planned actions to restore the capital adequacy of the Group, (c) the restatement of the 2010 and 2009 financial statements as described in Note 43.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
May 15, 2012

(d)   Changes in Internal Control over Financial Reporting

        Other than those changes described above, during the year ended December 31, 2011, there have been no changes in our internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

16A    AUDIT COMMITTEE FINANCIAL EXPERT

        On January 28, 2010, the Bank's Board of Directors appointed Mr. Petros Sabatacakis, an independent non-executive member of the Board of Directors, as the Audit Committee Financial Expert to replace Mr. Stefanos Pantzopoulos whose term was to end on the date of the Annual General Meeting of 2010. On June 23, 2011, Mr. Sabatacakis was reappointed by the Bank's Board of Directors as the Audit Committee's Financial Expert until the date of the Annual General Meeting of 2012.

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

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Deloitte Hadjipavlou Sofianos & Cambanis S.A. has served as our principal independent public accountant for each of the past two years ended December 31, 2010 and 2011. The following table presents the aggregate fees for professional audit services and other services rendered by the Group's principal accounting firm Deloitte Hadjipavlou Sofianos & Cambanis S.A., the other member firms of Deloitte Hadjipavlou Sofianos & Cambanis S.A., and their respective affiliates (collectively, "Deloitte").

	Year ended December 31,
Fees by category	2010	2011
	(EUR in thousands)
Audit fees	5,629	5,210
Audit-related fees	2,994	1,195
Tax fees	234	280
All other fees	20	25

Total	8,877	6,710

Audit Fees

        Fees billed for audit services for the years ended December 31, 2010 and 2011 consisted primarily of the audit of the Group's consolidated IFRS and U.S. GAAP Financial Statements, the audit of statutory and subsidiary financial statements and of services provided for compliance with the Sarbanes-Oxley Act requirements.

Audit-Related Fees

        Fees billed for audit related services for the years ended December 31, 2010 and 2011 consisted primarily of comfort letter fees for the Bank and its subsidiary's share capital increase in 2010 fiscal year, other audit and attest services and system and application control reviews.

Tax Fees

        Fees billed for tax services for the years ended December 31, 2010 and 2011 consisted primarily of tax compliance, advisory, and planning services and preparation of tax returns.

Other Fees

        In 2010 and 2011, other audit fees related to various advisory services.

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

        All "Audit fees", "Audit related fees" and "Tax fees" for 2010 and 2011 were specifically approved by the Audit Committee.

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

        The purchases and (sales) of own shares by the affiliated purchasers (National Securities S.A.) for the year 2011 amounted to 41,381,705 shares and (42,062,422) shares respectively. Therefore, the balance of as at December 31, 2011 of own shares amounted to 62,972 shares.

ITEM 16F    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G    CORPORATE GOVERNANCE

        NBG Corporate Governance Practices follow the Requirements imposed by the laws and regulations of the Hellenic Republic. Striving to raise corporate governance standards to global best practice, NBG has adopted a Corporate Governance Code which is currently very close to NYSE listing standards and which the Board of Directors is in the process of implementing fully. In terms of actual practice, the most significant differences that still remain between the Bank's Corporate Governance practices and those followed by U.S. based companies under the NYSE listing standards are currently the following:

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

  •
  the NBG Board of Directors has established a Corporate Governance and Nomination Committee. All of its five members are non-executive directors but only three are independent according to NYSE listing standards. The Human Resources and Remuneration Committee is composed of non- executive directors but only a majority are independent, non-executive directors.

        For more information on the Bank's Corporate Governance Practices see Item 6, "Directors, Senior Management and Employees".

PART III

ITEM 17    FINANCIAL STATEMENTS

        Please see Item 18 "Financial Statements".

ITEM 18    FINANCIAL STATEMENTS

        See our consolidated financial statements and the notes thereto beginning on page F-1, which we incorporate herein by reference.

ITEM 19    EXHIBITS

Exhibit Number	Description of Exhibits
1	An English translation of the Articles of Association of the Bank, as amended with effect from December 2011.
2.1
Deposit Agreement dated as of May 28, 1998, as amended and restated as of January 22, 2010, among National Bank of Greece S.A., The Bank of New York Mellon as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to the registration statement on Form F-6 (File No. 333-167117) filed May 27, 2010).
2.2
Form of Deposit Agreement dated as of May 29, 2008, among National Bank of Greece S.A., The Bank of New York Mellon as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to the registration statement on Form F-6 (File No. 333-151199) filed May 28, 2008).
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

Date: May 15, 2012

National Bank of Greece S.A.
and Subsidiaries

Consolidated Financial Statements as of
December 31, 2010 (as restated) and 2011 and for the
years ended December 31, 2009, 2010 (both as restated) and
2011 and Report of Independent Registered
Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
National Bank of Greece S.A. and subsidiaries
Athens, Greece

        We have audited the accompanying balance sheets of National Bank of Greece S.A and subsidiaries (the "Group") as of December 31, 2011 and 2010, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of National Bank of Greece S.A. and subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

        Our audits also comprehend the translation of the Euro amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States.

        The accompanying financial statements have been prepared assuming that the Group will continue as a going concern. We draw attention to the disclosures made in Note 3 to the consolidated financial statements, which refer to the impact of the impairment losses resulting from the Greek sovereign debt restructuring on Group's regulatory and accounting capital. Such conditions raise substantial doubt about the Group's ability to continue as a going concern. Management's plans in regard to this matter are also discussed in Note 3 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

        As discussed in Note 43 to the consolidated financial statements, the accompanying consolidated financial statements as of December 31, 2010 and for each of the two years in the period ended December 31 2010 have been restated to correct misstatements.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 15, 2012, expressed an adverse opinion on the Company's internal control over financial reporting because of a material weakness.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
May 15, 2012

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2010	2011	2011
		As restated(1)		(USD in thousands) (Note 2)
		(EUR in thousands)
ASSETS
Cash and due from banks	5	1,436,157	1,717,736	2,272,438
Deposits with Central Bank	6	2,961,828	2,898,998	3,835,161
Securities purchased under agreements to resell	7	146,302	673,187	890,577
Interest bearing deposits with banks	8	6,398,767	3,767,624	4,984,289
Trading assets	9	2,785,322	2,964,088	3,921,270
Derivative assets	10	1,634,270	3,605,965	4,770,426
Available-for-sale securities	11	13,688,510	8,571,724	11,339,759
Held-to-maturity securities	11	3,598,285	1,002,202	1,325,839
Equity method investments	12	50,094	59,139	78,237
Loans (includes EUR 559,107 thousand in 2010 and 277,247 thousand in 2011 measured at fair value)	13	79,038,440	76,002,857	100,546,179
Less: Allowance for loan losses		(3,175,405)	(6,550,635)	(8,666,007)

Net loans		75,863,035	69,452,222	91,880,172
Goodwill	14	3,499,078	2,690,864	3,559,815
Software and other intangibles	14	459,891	398,992	527,837
Premises and equipment, net	15	1,221,989	1,273,455	1,684,687
Accrued interest receivable		1,195,730	1,156,229	1,529,606
Other assets (includes EUR 233,576 thousand in 2010 and EUR 168,360 thousand in 2011 measured at fair value)	16	3,792,620	3,234,810	4,279,415

TOTAL ASSETS		118,731,878	103,467,235	136,879,528

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest bearing deposits (includes EUR 1,240,756 thousand in 2010 and EUR 1,779,727 thousand in 2011 measured at fair value)	19	91,298,832	88,993,351	117,731,646
Non-interest bearing deposits	19	2,596,649	2,581,951	3,415,731

Total deposits	19	93,895,481	91,575,302	121,147,377
Securities sold under agreements to repurchase	20	3,538,289	1,302,239	1,722,766
Derivative liabilities	10	1,782,470	4,320,488	5,715,687
Other borrowed funds	21	1,111,663	925,971	1,224,991
Accounts payable, accrued expenses and other liabilities	22	3,326,010	3,548,336	4,694,187
Insurance reserves	23	2,531,344	2,760,841	3,652,389
Long-term debt (includes EUR 1,261,100 thousand in 2010 and EUR 1,059,297 in 2011 measured at fair value)	24	3,805,950	2,937,371	3,885,925

Total liabilities		109,991,207	107,370,548	142,043,322

Redeemable non-controlling interest—Temporary equity	33	265,982	283,368	374,875
PERMANENT EQUITY:
NBG shareholders' equity
Preferred stock (25,000,000 shares of par value EUR 0.30 each at 2010 and 2011 and 70,000,000 and 270,000,000 shares of par value EUR 5.00 each at 2010 and 2011, respectively)		357,500	1,357,500	1,795,872
Common stock, par value of EUR 5.00 (shares authorized, issued and outstanding: 956,090,482 at 2010 and 2011 respectively)		4,780,452	4,780,452	6,324,186
Additional paid-in capital	32	3,883,461	4,090,184	5,411,012
Accumulated surplus/(deficit)		2,022,142	(12,547,110)	(16,598,901)
Accumulated other comprehensive loss	40	(3,385,596)	(1,938,578)	(2,564,595)
Treasury stock, at cost (743,689 and 62,972 shares at 2010 and 2011 respectively)		(4,901)	(110)	(146)

Total NBG shareholders' equity/(deficit)		7,653,058	(4,257,662)	(5,632,572)

Non-controlling interest		821,631	70,981	93,903

Total permanent equity/(deficit)		8,474,689	(4,186,681)	(5,538,669)

TOTAL LIABILITIES AND EQUITY		118,731,878	103,467,235	136,879,528

(1)
See Note 43 for more information.

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

		Year ended December 31,
	Note	2009	2010	2011	2011
		As restated(1)	As restated(1)		(USD in thousands) (Note 2)
		(EUR in thousands)
Interest Income:
Loans		5,039,925	5,007,064	5,050,455	6,681,380
Securities available-for-sale		844,074	700,962	760,414	1,005,972
Securities held-to-maturity		9,425	94,895	123,281	163,092
Trading assets		197,704	229,200	191,441	253,262
Securities purchased under agreements to resell		28,553	13,510	31,646	41,865
Interest-bearing deposits with banks		63,515	61,532	63,367	83,830
Other		48,184	41,673	39,046	51,655

Total interest income		6,231,380	6,148,836	6,259,650	8,281,056

Interest Expense:
Deposits		(2,133,507)	(1,821,966)	(2,264,935)	(2,996,342)
Securities sold under agreements to repurchase	20	(90,052)	(75,712)	(122,017)	(161,419)
Other borrowed funds	21	(34,244)	(25,391)	(24,914)	(32,959)
Long-term debt	24	(184,144)	(139,450)	(197,381)	(261,121)
Other		(3,168)	(2,716)	(2,252)	(2,979)

Total interest expense		(2,445,115)	(2,065,235)	(2,611,499)	(3,454,820)

Net interest income before provision for loan losses		3,786,265	4,083,601	3,648,151	4,826,236
Provision for loan losses	13	(998,448)	(1,204,995)	(3,703,269)	(4,899,152)

Net interest income after provision for loan losses		2,787,817	2,878,606	(55,118)	(72,916)

Non-interest income/(loss):
Credit card fees		200,939	188,771	198,411	262,483
Service charges on deposit accounts		49,005	52,722	78,342	103,641
Other fees and commissions	26	502,140	475,692	435,421	576,030
Net trading loss	27	(267,131)	(1,245,322)	(1,877,038)	(2,483,183)
Equity in earnings of investees and realized gains/(losses) on disposal	12	(27,879)	9,245	8,661	11,458
Other non-interest income	28	1,090,790	1,161,253	862,365	1,140,845

Total non-interest income / (loss) excluding gains / (losses) on investment securities		1,547,864	642,361	(293,838)	(388,726)

Net realized gains / (losses) on sales of available for sale securities	11	349,929	114,959	(19,466)	(25,752)
Other-Than-Temporary-Impairment (of which nil was recognized in OCI)	11	(358,328)	(89,497)	(9,173,713)	(12,136,146)

Net gains / (losses) on available for sale and held to maturity securities	11	(8,399)	25,462	(9,193,179)	(12,161,898)

Total non-interest income / (loss)		1,539,465	667,823	(9,487,017)	(12,550,624)

Non-interest expense:
Salaries		(1,254,610)	(1,233,593)	(1,183,294)	(1,565,411)
Employee benefits		(278,615)	(273,013)	(243,134)	(321,648)
Voluntary early retirement schemes		(24,559)	(5,269)	—	—
Occupancy expenses		(103,297)	(105,431)	(88,658)	(117,288)
Equipment expenses		(63,088)	(66,488)	(60,804)	(80,439)
Depreciation of premises and equipment		(122,765)	(129,310)	(121,652)	(160,937)
Amortization of intangible assets		(65,260)	(79,906)	(98,930)	(130,877)
Impairment of goodwill		—	(6,320)	(418,676)	(553,877)
Deposit insurance premium		(57,028)	(54,964)	(57,611)	(76,215)
Other non-interest expense	29	(1,728,190)	(1,857,828)	(2,233,240)	(2,954,412)

Total non-interest expense		(3,697,412)	(3,812,122)	(4,505,999)	(5,961,104)

Income / (loss) before income tax		629,870	(265,693)	(14,048,134)	(18,584,644)
Income tax (expense) / benefit	30	(176,586)	(42,311)	(459,345)	(607,679)

Net income / (loss)		453,284	(308,004)	(14,507,479)	(19,192,323)

Less: Net income attributable to the non-controlling interest		(62,232)	(46,768)	(32,189)	(42,584)

NET INCOME / (LOSS) attributable to NBG shareholders		391,052	(354,772)	(14,539,668)	(19,234,907)

(1)
See Note 43 for more information.

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Continued)

		Year ended December 31,
	Note	2009	2010	2011	2011
		As restated(1)	As restated(1)		(USD in thousands) (Note 2)
		(EUR in thousands)
Net income/(loss)		453,284	(308,004)	(14,507,479)	(19,192,323)
Other comprehensive income/(loss) net of tax:
Foreign currency translation adjustments		(56,969)	191,304	(950,373)	(1,257,273)
Net (losses)/gains on available-for-sale securities:
Net unrealized holding (losses)/gains during the period (net of tax expense/(benefit) of: EUR 104,131 thousand in 2009, EUR (431,278) thousand in 2010 and EUR (874,733) thousand in 2011		212,057	(2,038,388)	(3,256,680)	(4,308,347)
Less: reclassification adjustment for net (gains)/losses included in net income (net of tax (expense)/benefit of: EUR (74,959) thousand in 2009, EUR (20,987) thousand in 2010 and EUR 4,209 thousand in 2011)		(274,969)	(93,972)	15,257	20,184
Less: Reclassification adjustment for impairment of available-for-sale securities (net of tax benefit of EUR 84,835 thousand in 2009, EUR 18,984 thousand in 2010 and EUR 1,353,700 thousand in 2011)		273,493	70,513	5,608,128	7,419,140

Total net (losses)/gains on available-for-sale securities		210,581	(2,061,847)	2,366,705	3,130,977

Pension (liability)/asset (net of tax expense/(benefit) of EUR 5,807 thousand in 2009, EUR (74) thousand in 2010 and EUR 1,450 thousand in 2011)	39	24,232	14,605	29,356	38,836

Total other comprehensive income/(loss), net of tax		177,844	(1,855,938)	1,445,688	1,912,540

Comprehensive income/(loss)		631,128	(2,163,942)	(13,061,791)	(17,279,783)

Less: Comprehensive (income)/loss attributable to the non-controlling interest		(60,364)	(59,299)	(1,817)	(2,404)
Comprehensive income/(loss) attributable to NBG shareholders		570,764	(2,223,241)	(13,063,608)	(17,282,187)
Earnings/(loss) per share:
Basic EPS	34	0.53	(0.56)	(15.22)	(20.13)
Diluted EPS	34	0.53	(0.56)	(15.22)	(20.13)

(1)
See Note 43 for more information.

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

		Year ended December 31,
	Note	2009	2010	2011	2011
		As restated(1)	As restated(1)		(USD in thousands) (Note 2)
		(EUR in thousands)
Common Stock:
Balance at beginning of year (496,654,269 of par value EUR 5.0 each, 607,041,577 of par value EUR 5.0 each and 956,090,482 shares of par value EUR 5.0 each at 2009, 2010 and 2011 respectively)		2,483,271	3,035,208	4,780,452	6,324,186
Issuance of 110,367,615 shares of par value EUR 5.0 through a rights issue		551,838	—	—	—
Issuance of 121,408,315 shares of par value EUR 5.0 through a rights issue		—	607,041	—	—
Issuance of 227,640,590 shares of par value EUR 5.0 through a rights issue by conversion of 227,640,590 convertible bonds		—	1,138,203	—	—
Share options exercised for 19,693 shares of par value EUR 5.0 each		99	—	—	—

Balance at end of year (607,041,577, 956,090,482 and 956,090,482 shares at 2009, 2010 and 2011 respectively) of par value EUR 5.0 each		3,035,208	4,780,452	4,780,452	6,324,186

Preferred stock
Balance at beginning of year (25,000,000 of par value EUR 0.3 each at 2009, 25,000,000 of par value EUR 0.3 each and 70,000,000 of par value EUR 5.0 each at 2010 and 25,000,000 of par value EUR 0.3 each and 70,000,000 of par value EUR 5.0 each at 2011)		7,500	357,500	357,500	472,946
Issuance of preference shares (70,000,000 of par value EUR 5.0 each)		350,000	—	—	—
Issuance of preference shares (200,000,000 of par value EUR 5.0 each)		—	—	1,000,000	1,322,926

Balance at end of year (25,000,000 shares of par value EUR 0.3 each and 70,000,000 shares of par value EUR 5.0 each at 2009 and 2010 and 25,000,000 shares of par value EUR 0.3 each and 270,000,000 shares of par value EUR 5.0 each at 2011)		357,500	357,500	1,357,500	1,795,872

Additional Paid-in Capital:
Balance at beginning of year		3,267,770	3,878,079	3,883,461	5,137,533
Issuance of 110,367,615 shares in 2009 through a rights issue of EUR 695,316 thousand less of issue costs of EUR (41,798) thousand, net of tax		653,518	—	—	—
Issuance of 121,408,315 shares in 2010 through a rights issue		—	24,282	—	—
Issuance of 227,640,590 shares through a rights issue by conversion of 227,640,590 convertible bonds		—	45,528	—	—
Issue costs for the issuance of 121,408,315 and 227,640,590 shares in 2010, net of tax		—	(77,951)	—	—
Share options exercised (19,693 shares above par of EUR 15.9 each in 2009)		313	—	—	—
Share based payments		12,707	12,306	—	—
Loss on sales of treasury stock (net of tax (expense)/benefit of EUR (957) thousand, EUR 715 thousand and EUR 990 thousand in 2009, 2010 and 2011 respectively)		(52,512)	(2,861)	(3,961)	(5,240)
Issue costs net of tax in 2009 from the issuance of 70,000,000 preference shares		(3,420)	—	—	—
Issue costs net of tax in 2011 from the issuance of 200,000,000 preference shares		—	—	(8,800)	(11,642)
Purchase of subsidiaries shares from non-controlling interest		(297)	4,078	219,484	290,361

Balance at end of year		3,878,079	3,883,461	4,090,184	5,411,012

(1)
See Note 43 for more information.

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (Continued)

		Year ended December 31,
	Note	2009	2010	2011	2011
		As restated(1)	As restated(1)		(USD in thousands) (Note 2)
		(EUR in thousands)
Accumulated Surplus:
Balance at beginning of year (restated see note 43)		2,078,160	2,450,025	2,022,142	2,675,143
New redeemable non-controlling interest, redemption of redeemable non-controlling interest and changes in the redemption amount of redeemable non-controlling interests	33	23,005	(1,553)	(29,584)	(39,137)
Net income (as restated, see note 43)		391,052	(354,772)	(14,539,668)	(19,234,907)
Preferred dividend, net of EUR 7.7 million tax in 2010		(42,192)	(71,558)	—	—

Balance at end of year (as restated)		2,450,025	2,022,142	(12,547,110)	(16,598,901)

Accumulated Other Comprehensive Income/(Loss)—net of tax:	40
Balance at beginning of year		(1,696,839)	(1,517,127)	(3,385,596)	(4,478,895)
Net change in fair value of securities available-for-sale (as restated, see note 43)		211,144	(2,065,236)	2,372,126	3,138,148
Foreign currency translation adjustments (as restated, see note 43)		(55,790)	182,099	(925,522)	(1,224,396)
Pension liability		24,358	14,668	29,456	38,968
Purchase and sale of subsidiaries shares from non-controlling interest		—	—	(29,042)	(38,420)

Balance at end of year (as restated)		(1,517,127)	(3,385,596)	(1,938,578)	(2,564,595)

Treasury Stock, at Cost:
Balance at beginning of year (6,456,504 and 337,350 and 743,689 shares at 2009, 2010 and 2011 respectively)		(145,277)	(10,626)	(4,901)	(6,484)
Sale of treasury stock (17,624,305, 15,213,954 and 42,062,422 shares during 2009, 2010 and 2011 respectively)		363,117	163,101	172,848	228,665
Purchase of treasury stock (11,505,151, 15,620,293 and 41,381,705 shares during 2009, 2010 and 2011 respectively)		(228,466)	(157,376)	(168,057)	(222,327)

Balance at end of year (337,350, 743,689 and 62,972 shares at 2009, 2010 and 2011 respectively)		(10,626)	(4,901)	(110)	(146)

Total NBG shareholders' equity		8,193,059	7,653,058	(4,257,662)	(5,632,572)

Non-controlling interest (NCI)—net of tax:
Balance at beginning of year		798,549	844,727	821,631	1,086,957
Net income (as restated, see note 43)		40,412	25,604	19,107	25,277
Net change in fair value of securities available-for-sale (as restated, see note 43)		(2,530)	2,438	19	25
Foreign currency translation adjustments (as restated, see note 43)		1,181	6,097	(2,738)	(3,621)
Pension liability		5	94	37	49
Changes of non-controlling interest due to acquisitions, establishments, capital contributions and changes in subsidiaries shareholding		7,110	(57,329)	(767,075)	(1,014,784)

Balance at end of year (as restated)		844,727	821,631	70,981	93,903

Total permanent equity		9,037,786	8,474,689	(4,186,681)	(5,538,669)

Redeemable non-controlling interest—Temporary equity:
Balance at beginning of year		256,208	254,499	265,982	351,875
Net income		21,820	21,164	13,082	17,307
Net change in fair value of securities available-for-sale		1,967	951	(5,440)	(7,197)
Foreign currency translation adjustments		(2,360)	3,108	(22,113)	(29,254)
Pension liability		(131)	(157)	(137)	(181)
Capital Contribution		—	13,218	2,410	3,188
Redemption of redeemable NCI		—	(33,253)	—	—
Changes in the redemption amount of redeemable NCI		(23,005)	6,452	29,584	39,137

Balance at end of year		254,499	265,982	283,368	374,875

Total temporary equity		254,499	265,982	283,368	374,875

(1)
See Note 43 for more information.

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2009	2010	2011	2011
	As restated(1)	As restated(1)		(USD in thousands) (Note 2)
	(EUR in thousands)
Cash flows from Operating Activities:
Net income / (loss)	453,284	(308,004)	(14,507,479)	(19,192,323)
Adjustments to reconcile net income / (loss) to net cash provided by/(used in) operating activities:
Provision for loan losses	998,448	1,204,995	3,703,269	4,899,152
Net (gain)/loss on sale of premises and foreclosed assets	(1,753)	841	(9,155)	(12,111)
Net realized (gain)/loss on sales of available-for-sale securities	(349,929)	(114,959)	19,466	25,752
Other Than Temporary Impairment of AFS and HTM securities	358,328	89,497	9,173,713	12,136,146
Equity in earnings of equity method investees	18,550	(9,245)	(8,661)	(11,458)
Depreciation of premises and equipment	122,765	129,310	121,652	160,937
Amortization of software and other intangibles	65,260	79,906	98,930	130,877
Impairment of goodwill	—	6,320	418,415	553,532
Impairment of equity method investments	—	—	1,675	2,216
Share based payments	12,707	12,306	—	—
Pension liability	30,039	14,531	30,806	40,754
Provision for deferred income taxes	12,838	(217,867)	305,706	404,426
Net losses on the disposal of equity investments	9,329	—	—	—
Net gains from changes in the fair value of financial instruments designated at fair value	(131,079)	(239,649)	(37,429)	(49,516)
Gain on debt extinguishment	(224,683)	(10,855)	(7,651)	(10,122)
Other non cash items including provisions for contingencies and impairment of other assets	24,472	(11,364)	181,132	239,624
Changes in assets and liabilities
Trading assets, derivative instruments and financial assets market-to-market through the profit and loss	(2,265,213)	1,415,211	384,594	508,790
Accrued interest receivable	227,707	(165,495)	39,501	52,257
Other assets	(667,092)	124,515	(356,537)	(471,672)
Accounts payable, accrued expenses and other liabilities	645,167	(878,344)	(125,197)	(165,627)
Insurance reserves	288,616	209,971	229,497	303,608

Cash flows provided by/(used in) operating activities	(372,239)	1,331,621	(343,753)	(454,758)

Cash Flows from Investing Activities:
Activities in available-for-sale securities:
Purchases	(23,945,291)	(16,243,881)	(10,021,825)	(13,258,136)
Sales proceeds	20,570,594	13,883,742	7,679,578	10,159,516
Maturities, prepayments and calls	283,371	732,727	3,963,796	5,243,810
Activities in held-to-maturity securities:
Purchases	(759,760)	(1,290,903)	(200,554)	(265,318)
Maturities, prepayments and calls	797,924	8,614	321,362	425,138
Purchases of premises and equipment	(196,406)	(165,567)	(143,859)	(190,315)
Proceeds from sales of premises and equipment	7,641	7,684	21,246	28,107
Disposals/(acquisitions) of equity investments	(6,072)	(11,249)	(2,438)	(3,225)
Net cash provided by (used in):
Deposits with central bank	(38,866)	(40,482)	62,830	83,119
Loan origination and principal collections	(5,523,616)	(3,309,256)	2,683,047	3,549,473
Securities purchased under agreements to resell	124,959	385,809	(526,885)	(697,030)
Interest bearing deposits with banks	(1,327,437)	(3,320,814)	2,542,254	3,363,215
Other	(76,081)	(91,645)	(76,492)	(101,193)

Cash flows provided by/(used in) investing activities	(10,089,040)	(9,455,221)	6,302,060	8,337,161

(1)
See Note 43 for more information.

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Year ended December 31
	2009	2010	2011	2011
	As restated(1)	As restated(1)		(USD in thousands) (Note 2)
	(EUR in thousands)
Cash flows from Financing Activities:
Proceeds from issuance of long-term debt	2,456,075	2,826,537	196,409	259,835
Principal repayments and retirements of long-term debt	(3,127,780)	(2,220,735)	(1,144,844)	(1,514,544)
Proceeds from issuance of common and preferred stock (net of issue costs of EUR 58,002 thousand in 2009, EUR 98,995 thousand in 2010 and EUR 1,000 thousand in 2011)	1,189,564	1,716,059	(1,000)	(1,323)
Purchases of treasury stock	(228,466)	(157,376)	(168,057)	(222,327)
Proceeds from sales of treasury stock	311,562	159,525	167,897	222,115
Acquisition of and increase of controlling interest in subsidiary companies	—	(88,351)	(43,400)	(57,415)
Disposal of subsidiary shareholding without loss of control	—	1,375	2,055	2,719
Capital contribution by non-controlling interest holders	—	14,321	2,452	3,244
Dividends paid	(42,835)	(63,789)	(23,980)	(31,724)
Net cash provided by/(used in):
Deposits	7,298,163	6,080,178	(2,175,477)	(2,877,996)
Securities sold under agreements to repurchase	2,728,287	(947,151)	(2,236,050)	(2,958,129)
Other borrowed funds	(226,531)	800,879	(185,692)	(245,657)

Cash flows provided by /(used in) financing activities	10,358,039	8,121,472	(5,609,687)	(7,421,202)
Effect of exchange rate change on cash and due from banks	(6,559)	7,904	(67,041)	(88,693)
Net increase/(decrease) in cash and due from banks	(109,799)	5,776	281,579	372,508
Cash and due from banks at beginning of year	1,540,180	1,430,381	1,436,157	1,899,930

Cash and due from banks at end of year	1,430,381	1,436,157	1,717,736	2,272,438

Supplemental Disclosure of Cash Flow Information:
Cash paid for:
Income taxes	76,392	207,817	128,083	169,444
Interest	3,113,625	2,360,704	2,352,184	3,111,766
Supplemental schedule of non cash investing and financing activities:
Issuance of 70,000,000 preference shares of par value EUR 5.0 each (see Note 32)	350,000	—	—	—
Issuance of 200,000,000 preference shares of par value EUR 5.0 each (see Note 32)	—	—	1,000,000	1,322,926

(1)
See Note 43 for more information.

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:    ORGANIZATION

        The National Bank of Greece S.A. (the "Bank") was incorporated in the Hellenic Republic in 1841. The National Bank of Greece S.A. and subsidiaries (the "Group") provide a wide range of financial services activities including retail and commercial banking, global investment management, investment banking, insurance, investment activities and securities trading. The Group's non-financial service activities include hotels, warehouse management and real estate investments. The Group operates in Greece, Turkey, UK, South Eastern Europe, Cyprus, Malta, Egypt and South Africa.

NOTE 2:    REPORTING CURRENCY AND TRANSLATION INTO US DOLLARS

        The accompanying consolidated financial statements as of December 31, 2011, are expressed in Euro (EUR). The translation of EUR amounts into US dollar amounts is presented solely for the convenience of the reader and should not be construed as representations that the amounts stated in EUR have been or could have been or could be now or at any time in the future converted into US dollars at this or any other rate of exchange. The exchange rate used for the purpose of this disclosure is the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs by the Board of Governors of the Federal Reserve Bank of New York on Monday, April 30, 2012 which was EUR 0.7559 to USD 1.00 (EUR 0.7729 to USD 1.00 on December 31, 2011).

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The following is a summary of the significant accounting policies followed by the Group in preparing these financial statements.

        Basis of preparation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

        The accounting records of the Group are maintained in accordance with the provisions of the Greek Company Law, the Greek Banking Chart of Accounts, the Greek Books and Records Code and the Bank of Greece regulations (collectively, Greek GAAP), except for foreign subsidiaries which maintain their accounting records in accordance with the legislation and regulations of the country in which they operate. Necessary adjustments are made, for financial reporting purposes, in order to comply with US GAAP.

        Reclassifications—Certain reclassifications have been made to prior year amounts to conform to the current year presentation. See Note 43 for disclosure of the respective impacts.

        Going concern—The crisis in the Greek economy resulted in impairment losses recorded in several classes of assets, such as Greek government bonds and other loans in Greece (see Note 11 and Note 13). These have adversely impacted the financial position, the results of operations, cash flows and regulatory ratios of the Bank, and consequently of the Group. Furthermore, the crisis has limited the Bank's access to liquidity from other financial institutions.

        In addition, during 2011 the Bank has relied on liquidity facilities provided by the Eurosystem liquidity facilities.

        Article 47 of Greek Law 2190/1920 requires that any entity whose total equity is less than 50% of its share capital is obliged to convene shareholders' meeting within six months after its prior year end in order to approve actions for improving this ratio. In addition, article 48 of Greek Law 2190/1920

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

provides that an entity, whose total equity is less than 10% of its share capital and whose shareholders' meeting fails to take any decision for the restoration of the equity ratio, may be liquidated following a court decision, which may be requested by anyone who has a legitimate interest.

        At December 31, 2011, the Group's capital adequacy ratio was below the minimum threshold of 8% (negative 2.6%). The amount required for the restoration of the capital adequacy ratio to 8% is estimated by the Bank of Greece at EUR 6.9 billion.

        The going concern of the Bank is dependent on (a) raising sufficient funds to restore the Group's and the Bank's financial positions and maintain adequate levels of capital and (b) the continuing reliance on and the continuation of the Eurosystem liquidity facilities. The Directors have considered the following main factors in concluding that the Group and the Bank can continue to operate for the foreseeable future:

  •
  The Group's and the Bank's funding and capital plans for the next 12 months from the date of approval of these accounts assume continuing reliance on and the continuation of these measures. These plans have been shared with the Bank of Greece.

  •
  The recapitalization plan for Greek banks forms an integral part of the financial assistance under the second economic adjustment program in March 2012 jointly supported by the International Monetary Fund (the "IMF") and the member states of the eurozone (the "Program").

        The Program, which has already been approved by the IMF, the European Central Bank (the "ECB") and the European Commission (collectively referred to as the "Troika") along with a specific sequence of disbursements, commits funds for the recapitalization plan, amounting up to EUR 50.0 billion and is now in the implementation phase under the auspices of the Bank of Greece. The main features of this Program are:

  (a)
  All Greek banks are required to achieve a Core Tier I capital ratio of 9% by September 2012 and 10% by June 2013. In addition, banks' capital needs will be determined on the basis of a requirement to maintain a 7% Core Tier I capital ratio under a three-year adverse stress scenario;

  (b)
  from January 1, 2012 until the Group achieves the minimum level of capital required, the Bank of Greece will allow the Bank to operate at a Core Tier I ratio lower than 9%;

  (c)
  the Bank of Greece, with the support of external consultants, is undertaking a comprehensive assessment of the banks' capital needs and viability. This assessment will be based on a stress-test exercise built, inter alia, on the results from an independent loan diagnostic exercise, the PSI impact, and the business and capital plans that banks have already submitted, and will be revised in accordance with the Bank of Greece comments;

  (d)
  banks that are deemed viable based on their business and capital raising plans, as assessed by the Bank of Greece, will be given the opportunity to raise capital in the market, prior to September 30, 2012. Residual capital needs will be met from public support from the Hellenic Financial Stability Fund (the "HFSF") through common shares with restricted voting rights or contingent convertible bonds, in a manner that preserves private sector incentives to inject capital; and

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  (e)
  the voting rights of the common shares held by the HFSF will be strictly limited to specific strategic decisions, unless the private participation in the form of common shares is less than a given minimum percentage of the banks' total capital needs (to be defined in a separate law);

        The Directors consider that it is appropriate to continue to adopt the going concern basis in preparing the financial statements for the Group and the Bank because:

  (a)
  Although the Bank has received no guarantees, the Directors have a reasonable expectation that the Bank will continue to have access to the Eurosystem liquidity facilities; and

  (b)
  the temporary measures provided by the Bank of Greece and ECB as described above in relation to the minimum capital requirements will give the Bank enough time to raise the necessary capital or to tap into the facility provided by the HFSF.

        In fact, in its letter to the Bank on April 20, 2012, the HFSF stated that, on April 19, 2012, the Bank of Greece replied to HFSF with the following:

  (a)
  The Bank is evaluated as viable;

  (b)
  The Bank submitted a business plan that includes the time schedule for the implementation of the capital actions described therein, and this plan is evaluated as viable and reliable;

  (c)
  The amount required for the restoration of the capital adequacy ratio to the minimum 8%, is estimated by the Bank of Greece at EUR 6.9 billion; and

  (d)
  The HFSF should officially reply to the Bank that it intends to participate in the share capital increase or in the issuance of a convertible bond by the Bank under the provisions of Greek Law 3864/2010 up to the amount that has been determined by the Bank of Greece and is adequate to restore the Group's capital adequacy ratio (i.e. EUR 6.9 billion).

        In the same letter to the Bank, HFSF stated that it will participate in the share capital increase or in the issuance of a convertible bond by the Bank up to the amount of EUR 6.9 billion. Furthermore, the HFSF stated that it will cover any amount of unsubscribed share capital and/or the convertible bonds and that this commitment is valid until September 30, 2012.

        Principles of consolidation—The consolidated financial statements of the Group include the accounts of the Bank and its direct and indirect subsidiaries, other than variable interest entities ("VIEs"), in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control, for entities in which the equity holders have substantive voting interests. The Group also consolidates VIEs where the Group is the primary beneficiary. The Group consolidates a VIE when it has both the power to direct the activities that most significantly impact the VIE's economic success and a right to receive benefits or absorb losses of the entity that could be potentially significant to the VIE. The effects of inter-company transactions and balances have been eliminated.

        Subsequent events—All material events that occurred after the date of the consolidated financial statements and before these were issued, have been either recognized or disclosed in the Notes to the consolidated financial statements.

        The Group evaluated events from the date of these consolidated financial statements on December 31, 2011, through the issuance of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Redeemable non-controlling interest—Non-controlling interests (NCI) that are subject to put options held by third parties are accounted for as redeemable equity instruments. Redeemable NCI is presented outside "Permanent equity" as "Temporary equity". Such redeemable NCI is measured initially at fair value and subsequently at the higher of the cumulative amount that would result from applying the measurement guidance in ASC 810-10 or the redemption value, with any subsequent changes recognized immediately as they occur, and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. This adjustment is determined after the attribution of net income or loss of the subsidiary, pursuant to ASC 810-10. Such changes are recognized directly in "Accumulated Surplus".

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

        Securities: Trading, Available-for-Sale (AFS), Held-to-Maturity (HTM)—Debt securities are classified as trading, available-for-sale or held-to-maturity and equity securities are classified as trading or available-for-sale, based on management's intention on the date of purchase. Debt securities which management has the positive intent and ability to hold to maturity are classified as held-to-maturity and are reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of resale in the near term are classified as trading instruments and are stated at fair value with realized and unrealized gains and losses included in net trading profit or loss. All other debt and equity securities are classified as available for sale and carried at fair value with net unrealized gains and losses included in accumulated other comprehensive income/(loss) on a net of tax basis. Interest and dividends on securities, including amortization of premiums and accretion of discounts are included in interest income. An unrealized loss exists when the current fair value of an individual security is less than its amortized cost basis determined using the average cost method at the individual security level. Unrealized losses that are determined to be temporary in nature are recorded, net of tax, in accumulated other comprehensive income/(loss) for available-for-sale securities, while such losses related to held-to-maturity securities are not recorded, as these investments are carried at their amortized cost (less any other-than-temporary impairment).

        The Group conducts and documents periodic reviews of all securities with unrealized losses to evaluate whether an Other-than-Temporary-Impairment (OTTI) exists. Any credit related OTTI related to debt securities that the Group does not plan to sell and is not likely to be required to sell, is recognized in earnings as unrealized losses, with the non-credit related OTTI retained in accumulated other comprehensive income/(loss). For other impaired debt securities and equity securities, the entire OTTI is recognized in earnings as unrealized losses.

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

        When the Group lacks that intent or ability, the security's decline in fair value is deemed to be other than temporary and is recorded in earnings. Available-for-sale equity securities deemed to be other-than-temporarily impaired are written down to fair value, with the full difference between fair value and cost recognized in earnings.

        Reclassifications between categories of investments—When rare circumstances cause significant deterioration in the trading activity or substantially affect the observable prices of investment securities classified in the trading category, the Group reclassifies such securities out of the trading category and into the held-to-maturity or available-for-sale categories, provided the securities meet definition of the respective category at the date of reclassification. Such reclassifications can occur only once in response to a single rare event.

        If there is a change in intention or ability to hold a debt security to maturity, the Group reclassifies such securities out of the available-for-sale category and into the held-to-maturity category, provided the instruments meet the definition of the latter, at the date of reclassification.

        For securities reclassified as described above, the fair value at the date of reclassification becomes the new amortized cost at that date.

        When the securities reclassified out of the trading category include embedded derivatives, the Group reassesses at the reclassification date, whether the embedded derivatives need to be separated from the host contract, on the basis of the circumstances that existed when the Group became a party to the contract.

        Derivatives—The Group maintains an overall risk management strategy that incorporates the use of derivative instruments to reduce certain risks related to interest rate and foreign currency volatility. On the date the Group enters into a derivative contract, the Group designates the derivative instrument as either hedging or as a freestanding derivative instrument. At December 31, 2011 and 2010 the Group did not have any of its derivative instruments designated as hedging instruments. For freestanding derivative instruments, changes in fair values are reported in current period net income and included in the net trading profit/(loss).

        All derivatives are recognized on the consolidated balance sheet at fair value, without taking into consideration the effects of legally enforceable master netting agreements that allow the Group to settle positive and negative positions and offset cash collateral held with the same counterparty on a net basis. Derivatives are recorded as derivative assets or liabilities. The Group's management exercises judgment in determining the fair value of financial assets and liabilities. For exchange traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

dealer quotes, pricing models, discounted cash flow analysis or quoted prices for instruments with similar characteristics. Valuations of derivative assets and liabilities reflect the value of the instrument including the values associated with counterparty risk. These values also take into account the Group's own credit standing, thus the valuation of the derivative instruments includes the value of the net credit differential between the counterparties to the derivative contract.

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

        The excess of the cost of acquisition of the investments and the Group's equity in the investee's underlying net assets represents purchased goodwill. Equity method investment goodwill is not amortized but all equity investments are reviewed for impairment annually.

        Loans and leases—Loans are included at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Discounts and premiums are amortized to income using the effective interest rate method.

        Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment to the yield of the related loans.

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

        A loan is determined to be past due when any amount with respect to the loan is not collected when contractually due.

        The Group has identified two portfolio segments in accordance with ASC 310-10-20 and its internal policies, consumer loans and commercial loans. Consumer loans consist of a large number of homogeneous loans of small amounts given to individuals. Therefore, the consumer loans portfolio is diversified and more resilient to specific risks associated with individual borrowers, but may be more severely affected by changes in macroeconomic conditions (e.g. GDP evolution, unemployment and disposable income). Commercial loans in general consist of large exposures to fewer borrowers to cover their business financing needs. The commercial loans portfolio is less diversified, and therefore, more vulnerable to risks associated with individual borrowers.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        As described in Note 13 the Group has elected fair value accounting for certain loans.

        Write-offs—The Group's write-off policy prescribes which loans and receivables fall into its scope and the criteria that must be met for each type of asset in order for each write-off to be approved by the relevant competent committee.

        Loan amounts to be written off for accounting purposes are individually identified and fully provided for.

        For all loan amounts written-off for accounting purposes, documentation is retained and is available to evidence and support the reasoning for the write-off and that the appropriate actions have been taken.

        The following factors are taken into consideration when qualifying a loan for write-off:

  (i)
  The past due status of the loan.

  (ii)
  The existence of collateral held by the Group to secure the loan and the ability to liquidate that collateral.

  (iii)
  The status of legal actions undertaken by the Group as well as the results of recent research regarding the borrower's real property. However, completion of such legal actions is not a necessary condition to write-off a loan if the claim against the borrower would remain valid after the loan is written-off.

  (iv)
  The existence of other assets held by the borrower identified through available databases.

  (v)
  An assessment of the costs expected to be incurred for pursuing recovery compared to the expected recovery.

        In particular:

  (i)
  Mortgages are written-off for accounting purposes after a maximum period in past-due of at least 10 years and when there is no realistic prospect of recovering those amounts. The competent business units ensure that all appropriate actions have been taken in order to collect and no further recovery action is possible or practicable.

  (ii)
  Unsecured consumer, credit card and SBL exposures may not be written-off for accounting purposes even after a period of at least 60 months after the agreement is terminated.

  (iii)
  Corporate and secured SBL exposures are considered for write-off for accounting purposes on a case by case analysis, based on the general requirements (i)-(v) above.

        In specific cases corroborated with legal evidence, such as for example fraud or bankruptcy of the borrower, exposures can be written-off for accounting purposes regardless of whether the criteria above are satisfied.

        Written-off loans, either retail or corporate, are monitored until completion and exhaustion of legal actions having taken into consideration of the efforts and cost required.

        Write-offs are approved by each competent committee in accordance with its authority limits prescribed in its charter.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Non-accruing loans—In general, for domestic loans the accrual of interest is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in process of collection. Residential real estate loans are placed on non-accrual status at the time the loan is 180 days delinquent. For foreign loans the accrual of interest is typically discontinued at the time the loan is 90 days delinquent. In all cases, loans are placed on non-accrual status, or written-off at an earlier date, if collection of principal or interest is considered doubtful.

        The interest on these loans is accounted for on a cash-basis, until qualifying for return to accrual. Interest income is recognized upon receipt of the cash. Loans are returned to accrual status when all the principal and interest amounts contractually due are reasonably assured of repayment within a reasonable time frame (except for loans that the agreement has been terminated), or when the loans are modified (see below).

        Modifications and Troubled Debt Restructurings ("TDRs")—Modifications are considered TDRs if, for economic or legal reasons related to the debtor's financial difficulties, a concession is granted to the customer that the Group would not otherwise consider. The concession granted typically involves the reduction of interest accrued off-balance sheet or the prolongation of maturity, without receiving additional collateral.

        Each modified loan resets the number of days past due. TDRs that were non-accruing at the time of the restructuring remain non-accruing until a minimum number of payments are made by the borrower, ranging from 4 to 12 depending on the loan product.

        TDRs are considered impaired and a loan loss allowance is estimated for these loans that take into consideration the fact that the loans were not accruing before the restructuring.

        Allowance for loan losses—The allowance for loan losses is management's estimate of probable incurred loan losses in the lending portfolios. A loan is considered impaired when, based on current information and events, it is probable that the Group will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the agreement.

        Individually significant exposures are considered those which, if impaired would have a material impact on profit. Specifically, individually significant exposures are those customer exposures that, for each NBG Group entity, exceed the lower of 0.1% of the entity's equity and EUR 750,000.

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

        Specific allowance:    For individually significant commercial loans, specific allowances are recorded based on: historical loss experience, current economic conditions and performance trends within specific industry sectors, payment history, cash flow analysis, collateral value and any other pertinent

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

information. Future expected cash flows take into consideration the customer's risk profile, historical information for similar customers as well as an estimate of the impact of current economic conditions and negative credit trends existing at the time of the assessment. These estimates are management's best estimates regarding the probable impact of the current economic environment on credit losses. If necessary, an allowance for loan losses is established for loans subject to specific allowance. Loss is measured as the difference between the loan's carrying amount and the present value of estimated future cash flows expected to be received.

        Coefficient analysis:    Most non-significant commercial loans are subject to coefficient analysis. A coefficient analysis is performed on commercial loans, for which no specific allowance is calculated, as described above and the related allowance is calculated using internal credit ratings and loss rates. Individual loans are grouped into 22 risk categories based on common characteristics such as industry, payment history (including delinquency), collateral values and other factors. The rating of each individual corporate customer is re-assessed at least once a year (and more frequently if necessary) and its rating may change based on the customer's financial position and prospects, qualitative criteria and current market conditions. Allowance percentages, or coefficients, based on historic loss rates among these groupings are then applied to determine the allowance for loan losses to be recorded. Our coefficient analysis for the commercial portfolio uses historical data to estimate the default rate assigned to each credit rating. Our rating model was first validated in 2005 by an internationally recognized and independent advisor, and optimized for use in Greece. Since then, it is monitored regularly and its predictive ability is back-tested on an annual basis by our Group Risk Management Division following the Basel II guidelines on monitoring of rating models. The back testing has shown that the predictive ability of the model is strong, so no change in criteria and weights was necessary. Loss rates are estimated at least annually as at the reporting date.

        Homogeneous analysis:    The allowance on certain homogeneous loan portfolios, which generally consist of mortgage loans, credit cards and other consumer loans in the consumer loans portfolio segment, and certain non-significant commercial loans is based on the valuation of aggregated portfolios of homogeneous loans, generally by loan type, products or channel of distribution.

        Loss forecast models are utilized for portfolios of homogeneous loans which consider a variety of factors including, but not limited to, historical loss experience, anticipated defaults or foreclosures based on portfolio trends, delinquencies and credit scores, and expected loss factors by loan type. In addition, in calculating our homogeneous allowances for loan losses we consider the current economic conditions and trends and changes in lending policies and procedures (see Note 13). The period analyzed for the estimation of the loss rates takes into consideration the long recovery periods historically observed in Greece, and is six years for credit cards and consumer loans and twelve years for mortgage loans. These longer recovery periods follow from Greek legislation and judicial system, as well as business practices.

        Allowances for losses inherent in loans made through our branches and subsidiaries outside of Greece are estimated by the branch or subsidiary which originated the loan. Methodologies applied are similar to those employed by the Group, for loans in Greece.

        Additions to the allowance for loan losses are made by charges to the provision for loan losses, credit exposures deemed to be uncollectible are charged against the allowance for loan losses. Recoveries of amounts previously charged as uncollectible are credited to the allowance for loan losses.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Subject to compliance with tax laws in each jurisdiction, a loan which is deemed to be uncollectible or forgiven is written off against the related provision for loans impairment. Subsequent recoveries are credited to provision for loan losses in the Income statement.

        Under Greek regulations, loans cannot be written off until legal remedies for recovery, which can be a very lengthy process, have been exhausted. Similar regulations apply to our subsidiaries outside Greece, however the legal process takes, in general, significant less time than in Greece. Historical loss amounts are based on recoveries relating both to balances written off and to balances not written off because not all legal actions for recovery have been fully exhausted.

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

        The fair value disclosures are presented in Note 36 . The levels of hierarchy with respect to the fair values are the following:

        Level 1:    Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market.

        Level 2:    Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, as well as debt securities without quoted prices and certain derivative contracts whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes government and corporate debt securities with prices in markets that are not active and over-the-counter derivative contracts.

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

        Transfers into or out of Level 3 are made if the inputs used in the financial models measuring the fair values of the assets and liabilities become unobservable or observable, respectively, in the current marketplace.

        Goodwill, software and other intangibles—Net assets of companies acquired in purchase transactions are recorded at fair value at the date of the acquisition. As such, the historical cost basis of individual assets and liabilities are adjusted to reflect their fair value. The Group accounts for changes in an ownership interest in a subsidiary that does not result in deconsolidation as an equity transaction if it retains its controlling financial interest in the subsidiary. Identified intangibles are amortized on a straight-line basis over the period benefited. Goodwill is not amortized, but is reviewed at the reporting unit level for potential impairment at least on an annual basis at the end of the reporting period, or more frequently if events or circumstances indicate a potential impairment. The impairment test is performed in two phases. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. Intangible assets subject to amortization are evaluated for impairment if events and circumstances indicate a possible impairment. Intangible assets that are not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. Intangible assets are amortized using an estimated range of anticipated lives, which are 3 to 12 years for software and 6 to 11 years for intangibles arising on acquisitions such as customer relationships and core deposits. Trade names have indefinite useful lives.

        Premises and equipment—Premises and equipment, including buildings, are stated at cost less accumulated depreciation, except for land, which is stated at cost. Depreciation is provided on a straight-line depreciation basis over the estimated useful lives of individual assets and classes of assets. Maintenance, repairs and minor alterations are expensed as incurred.

        Long-lived assets, including those that are to be disposed of, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is evaluated by determining if the difference between the expected undiscounted future cash flows of a long-lived asset is lower than its carrying value. If not recoverable, the Group recognizes an impairment loss for the difference between the carrying amount and the estimated fair value of the asset. The impairment loss, if any, is reflected in non-interest expense.

        Variable Interest Entities—The Group is involved with VIEs in the normal course of business. The primary use of VIEs is to obtain sources of liquidity for the Group. The Group is also involved in VIEs used for the securitization of certain loans as discussed below.

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

        The Group is deemed to have a controlling financial interest and is the primary beneficiary of a VIE if it has both the power to direct the activities that most significantly impact the VIE's economic success and a right to receive benefits or absorb losses of the entity that could be potentially significant to the VIE. The Group continually reassess whether it is the primary beneficiary of a VIE.

        For additional information on certain of our VIEs, see Note 12.

        Securitization—The Group securitizes, sells and services interests in residential mortgage loans, credit cards, consumer and commercial loans. In general the loans are sold to VIEs, which issue securities collateralized with these assets. The accounting for these activities is governed by ASC 860 "Transfers and Servicing". When a financial asset is transferred, the Group assesses whether the transferor and its consolidated affiliates have surrendered control over the transferred financial assets, determining first whether the transferee should be consolidated. A transfer of an entire financial asset, or a portion of a financial asset that meets the definition of a participating interest, in which the Group has surrendered control over those financial assets shall be accounted for as a sale if and only if all of the following conditions are met:

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

        Income taxes—Income tax payable on profits, based on the applicable tax laws in each jurisdiction, is recognized as an expense in the period in which profits arise. The Group accounts for deferred income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements.

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

        Insurance operations—Insurance operations include both life and general (property and casualty) insurance underwriting operations. Life insurance underwriting operations include traditional and universal life-type contracts. Traditional basic individual life insurance policies as well as endowment and annuity policies offered through the Group's network, are accounted for as long-duration contracts whereas group life insurance policies, including optional life and disability and payment protection policies offered with the Group's mortgage loans and supplementary coverage in individual life insurance policies, are accounted for as short-duration contracts. Property and Casualty insurance policies are accounted for as short-duration contracts.

        The insurance liability related to such contracts (outstanding claims reserve and provision for claims incurred but not reported ("IBNR")) is included in Insurance Reserves in the Balance Sheet. Income and expenses from insurance operations are included in other non-interest income and expenses. In particular, premiums from life insurance and mortgage payment insurance plans are included in "Other non-interest income", whereas claims, reserve movement and commissions are included in "Other non-interest expense".

        Premium revenues from traditional life insurance policies (long-duration contracts) are recognized as revenue as and when they become due from policyholders. Variable costs incurred in the acquisition of such policies are capitalized and expensed proportionately with the recognition of premium

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

revenues. Premiums collected on universal life-type contracts are not reported as revenue. Revenues from such contracts represent amounts assessed against policy holders and are reported in the period that the amounts are assessed. Premium income from short duration contracts, including reinsurance assumed, is recognized over the life of the policy. Income and costs on policies, which relate to subsequent periods are deferred and recognized in the period to which they relate. Claims relating to property and casualty policies are recognized as and when these become known based on the information available.

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

        Insurance reserves for property and casualty insurance include, apart from an unearned premium reserve, a provision for outstanding claims and IBNR. Loss estimates rely on observations of loss experience for similar historic events that relate to cumulative gross paid claim amount, settled claim amount, incurred claim amount and claim number developments. Such observations are periodically revised and any premium deficiency is charged to income for the period. Projections are based on historical development patterns. The development ratios are adjusted in a small number of cases to remove the effect of claim developments, which appear to be of an exceptional nature. Projections of reinsurance recoveries are also undertaken. Allowance is made for claim adjustment expenses and an appropriate discount factor is used.

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

        Foreclosed assets—Foreclosed assets arise when the Group initiates legal actions for debt collection upon the recognition that repayment or restructuring of the debt cannot be achieved. In case the exposures are collateralized with assets, legal actions involve the initiation of an auction program that targets the repayment of the loans through the collateral liquidation value.

        Assets that are classified as "foreclosed assets" are included in other assets upon actual foreclosure or when physical possession of the collateral is taken, through mutual agreement or court action. These assets are reported as held for sale in accordance with ASC 360-10-45-9. Foreclosed properties are initially measured at the fair value of the property less estimated costs to sell. Prior to foreclosure, any write-downs, if necessary, are charged to the allowance for loan losses. Subsequent to foreclosure, gains or losses on the sale of, and losses on the periodic revaluation of, foreclosed properties are recorded in "Net other income/(expense)".

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

        Dividend policy—The Bank, on the basis of its statutory financial statements prepared in accordance with IFRS as endorsed by the EU, pays dividends out of:

  •
  distributable profits for the year (i.e., profits net of: (a) tax; (b) losses carried forward; and (c) prior year tax audit differences); and

  •
  retained earnings, special reserves or ordinary reserves to the extent they exceed the amount required to be maintained by law.

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

        Any distribution of the remainder of the distributable profits must be approved by a General Meeting of the Shareholders with the ordinary quorum and majority voting requirements. No distribution can be effected if, on the closing date of the last financial year, the total shareholders' equity is, or will become after that distribution, lower than the sum of share capital and the reserves, the distribution of which is prohibited by Greek law or the Bank's Articles of Association.

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

        According to the provisions of article 28 of Greek Law 3756/2009 and decision 20708/B/1175/23.4.2009 of the Minister of Economy and Finance, banks participating in the plan to strengthen the liquidity of the Greek banking sector and economy (the "Hellenic Republic bank support plan") are allowed to distribute dividends to ordinary shareholders up to 35% of distributable profits at the parent company level. Moreover, pursuant to Greek Law 3723/2008, article 28 of Greek Law 3756/2009 and article 39 of Greek Law 3844/2010, for 2008 and 2009, banks participating in the plan were allowed to distribute dividends to ordinary shareholders only in the form of shares, which cannot be treasury shares. As it is clearly stipulated in the above law and decision, the above restrictions, do not apply to any dividend or fixed return on preference shares that are being traded in foreign organized markets.

        In accordance with Greek Law 3965/2011, banks participating in the plan are allowed to distribute dividends, for 2010, only in the form of shares, however, these cannot be treasury shares.

        Normally, dividends are declared and paid in the year subsequent to the reporting period. For 2011, the Group approved the non-distribution of dividends to any class of shares, that is, to the redeemable preference shares held by the Greek State, the non-cumulative, non-voting redeemable preference shares and the ordinary shares.

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

        Accumulated other comprehensive income/(loss) (Accumulated OCI)—The Group records unrealized gains and losses on AFS Securities, unrecognized actuarial gains and losses, transition obligation and prior service costs on Pension and Postretirement plans and foreign currency translation adjustments in Accumulated OCI, net of tax. Gains and losses on AFS Securities are reclassified to Net income/(loss) as the gains or losses are realized upon sale of the securities. Other-than-temporary impairment charges are reclassified to Net income/(loss) at the time of the charge. Translation gains or losses on foreign currency translation adjustments are reclassified to Net income/(loss) upon the substantial sale or liquidation of investments in foreign operations.

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

        Use of estimates—In preparing these consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated balance sheets and the reported amounts of income and expenses during the reporting periods. Actual results could differ from those estimates.

Recently adopted accounting pronouncements

        In July 2010, the FASB issued ASU 2010-20, "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" (ASU 2010-20), an update to ASC Topic 310—Receivables. The amendments in ASU 2010-20 enhance disclosures about the credit quality of financing receivables and the allowance for credit losses. As a result of the update, entities are required to provide a greater level of disaggregated information about the credit quality of financing receivables and the allowance for credit losses. Entities are also required to disclose credit quality indicators, past due information, and modifications of its financing receivables. The enhanced disclosures are designed to help financial statement users assess an entity's credit risk exposures and its allowance for credit losses. The disclosures as of the end of a reporting period were effective for the first interim or annual

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

reporting period ending after December 15, 2010. The disclosures about activity that occurred during a reporting period are effective for the first annual reporting period beginning after December 15, 2010 and the disclosures regarding Troubled Debt Restructurings will be effective for the for the first interim or annual reporting period beginning on or after June 15, 2011. ASU 2010-20 is an update only for disclosures and as such did not impact the Group's financial position, results of operations or cash flows. The Group adopted ASU 2010-20 on December 31, 2010 and provided the disclosures under this ASU that were effective for the first annual reporting period ending after December 15, 2010 in the Group's consolidated financial statements in the Group's Annual Report 2010. Disclosures about activity that occurred during the reporting period were provided for the year ended December 31, 2011 for the first time. For further information, refer to Note 13.

        In January 2010, the FASB issued ASU 2010-06, "Improving Disclosures about Fair Value Measurements" (ASU 2010-06), an update to ASC Topic 820—Fair Value Measurement. ASU 2010-06 requires both new and clarifies existing fair value measurement disclosures. The new requirements include disclosure of significant transfers in and out of Level 1 and 2 and gross presentation of purchases, sales, issuances, and settlements in the reconciliation of beginning and ending balances of Level 3 instruments. The clarifications required by ASU 2010-06 include the level of disaggregation in the fair value hierarchy and Level 3 reconciliation of assets and liabilities by class of financial instrument. In addition, the ASU expanded disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements included in Levels 2 and 3 of the fair value hierarchy.

        The new disclosures and clarifications were effective for interim and annual periods beginning after December 15, 2009, except the disclosures about purchases, sales, issuances, and settlements in reconciliation of beginning and ending balances of Level 3 instruments, which are effective for interim and annual periods beginning after December 15, 2010. ASU 2010-06 is an update only for disclosures and as such did not impact the Group's financial position, results of operations or cash flows. For further information, refer to Note 36.

        In December 2010, the FASB issued ASU 2010-28 "When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts". The amendments in this ASU modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. These amendments were effective for the Group's consolidated financial statements for the year ended December 31, 2011 and did not have an impact on the consolidated statements of income and consolidated balance sheets.

        In April 2010, the FASB issued ASU 2010-15, "How Investments Held through Separate Accounts Affect an Insurer's Consolidation Analysis of Those Investments". This ASU clarifies that an insurance entity should not consider any separate account interests held for the benefit of policy holders in an investment to be the insurer's interests and should not combine those interests with its general account interest in the same investment when assessing the investment for consolidation, unless the separate account interests are held for the benefit of a related party policy holder as defined in the Variable

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest Entities Subsections of Subtopic 810-10 and those Subsections require the consideration of related parties. This ASU also amends Subtopic 944-80 to clarify that for the purpose of evaluating whether the retention of specialized accounting for investments in consolidation is appropriate, a separate account arrangement should be considered a subsidiary. The amendments do not require an insurer to consolidate an investment in which a separate account holds a controlling financial interest if the investment is not or would not be consolidated in the standalone financial statements of the separate account. The amendments also provide guidance on how an insurer should consolidate an investment fund in situations in which the insurer concludes that consolidation is required. These amendments were effective for the Group's consolidated financial statements for the year ended December 31, 2011 and did not have an impact on the consolidated statements of income and consolidated balance sheets.

        In April 2010, the FASB issued ASU 2010-13, "Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades". This ASU clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. This ASU was effective for the Group's consolidated financial statements for the year ended December 31, 2011 and did not have an impact on the consolidated statements of income and consolidated balance sheets.

        In December 2010, the FASB issued ASU 2010-29, "Disclosure of Supplementary Pro Forma Information for Business Combinations". The amendments in this ASU specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments affect any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. These amendments were effective for the Group's consolidated financial statements for the year ended December 31, 2011 and had no impact on the Group's disclosures since no new business combination occurred during the year.

        In September 2011, FASB issued ASU 2011-09 "Disclosures about an Employer's Participation in a Multiemployer Plan", requiring companies participating in multiemployer pension plans to disclose more information about their involvement in those plans. Multiemployer pension plans are typically defined benefit plans to which two or more unrelated employers contribute, usually in accordance with one or more collective bargaining agreements. However, because the assets and obligations of different employers are commingled, employers record an expense only for contributions due to the plan each reporting period, as they would for a defined contribution plan. Companies do not have to record a liability for future benefit payments to employees, even though future contributions represent significant potential obligations for some companies that participate in the plans, including those in the construction, entertainment, trucking and maritime, and retail food industries. This ASU was effective for the Group's consolidated financial statements for the year ended December 31, 2011 and did not have an impact on the consolidated statements of income and consolidated balance sheets.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently issued accounting pronouncements

        In December, 2011, the FASB issued ASU 2011-11, "Disclosures about Offsetting Assets and Liabilities", which requires the disclosure of information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The amendments are effective for annual and interim for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Group has not yet determined the impact of this guidance on the Group's financial position or results of operations.

        In September, 2011, the FASB issued ASU 2011-08, "Testing Goodwill for Impairment", which amends the guidance in ASC 350-202 on testing goodwill for impairment. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e., step 1 of the goodwill impairment test). If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The ASU does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test goodwill annually for impairment. In addition, the ASU does not amend the requirement to test goodwill for impairment between annual tests if events or circumstances warrant; however, it does revise the examples of events and circumstances that an entity should consider. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The implementation of this guidance is not expected to have a significant impact on the Group's financial position or results of operations.

        In June 2011, FASB issued ASU 2011-05, "Presentation of Comprehensive Income". This amendment requires comprehensive income to be reported in either a single statement or in two consecutive statements reporting net income and other comprehensive income. The amendments do not change what items are reported in other comprehensive income or the requirement to report classification of items from other comprehensive income to net income. These amendments are effective prospectively for the Group's consolidated financial statements for the year beginning January 1, 2012, involves disclosures only, and is not expected to have a significant impact on the consolidated statements of income and consolidated balance sheets. In December 2011, FASB issued ASU 2011-12 which deferred certain aspects of ASC 2011-05. These deferred aspects did not include the requirement to report comprehensive income in either a single statement or in two consecutive statements reporting net income and other comprehensive income. The deferral period will begin for the Group on January 1, 2012 and would remain in effect indefinitely.

        In May 2011, FASB issued ASU 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs". These amendments result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the amendments in this ASU do not result in a change in the application of the

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

requirements in Topic 820. Some of the amendments clarify the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. These amendments are effective prospectively for the Group's consolidated financial statements for the year beginning January 1, 2012. The implementation of this guidance is not expected to have a significant impact on the Group's financial position or results of operations.

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

        In April 2011, FASB issued ASU 2011-02, "A Creditor's Determination of whether a Restructuring Is a Troubled Debt Restructuring", to help creditors in determining whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring. The new guidance requires for creditors to evaluate modifications and restructurings of receivables using a more principles-based approach, which may result in more modifications and restructurings being considered troubled debt restructurings. In addition, the amendments to Topic 310 clarify that a creditor is precluded from using the effective interest rate test in the debtor's guidance on restructuring of payables when evaluating whether a restructuring constitutes a troubled debt restructuring. These amendments are effective for the Group's consolidated financial statements for the year beginning January 1, 2012 and are not expected to have an impact on the consolidated statements of income and consolidated balance sheets.

        In October 2010, the FASB issued ASU 2010-26 "Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts". The amendments in this ASU specify that certain costs incurred in the successful acquisition of new and renewal contracts should be capitalized. Those costs include incremental direct costs of contract acquisition that result directly from and are essential to the contract transaction(s) and would not have been incurred by the insurance entity had the contract transaction(s) not occurred. Additionally, advertising costs are only to be capitalized as deferred acquisition costs if the capitalization criteria for direct-response advertising in Subtopic 340-20 are met. All other acquisition-related costs—including costs incurred by the insurer for soliciting potential customers, market research, training, administration, unsuccessful acquisition or renewal efforts, and product development—should be charged to expense as incurred. Administrative costs, rent, depreciation, occupancy, equipment, and all other general overhead costs are considered indirect costs and should also be charged to expense as incurred. These amendments are effective for the Group's consolidated financial statements for the year for the year beginning January 1, 2012. The Group is currently assessing the potential impact from the adoption of this ASU on the consolidated statements of income and consolidated balance sheets.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED

  (a)
  During 2011, Finansbank disposed of 20.88% of its participation in Finans Yatirim Ortakligi A.S. (Finans Investment Trust) for TL 5.0 million. After this transaction the Group owns 52.1% of the entity;

  (b)
  on September 22, 2011, the Bank established in UK the Variable Interest Entity AGORAZO PLC, for the purposes of consumer loans securitization, in which the Bank has a beneficial interest;

  (c)
  on September 22, 2011, the Bank established in UK the Variable Interest Entity AUTOKINITO PLC, for the purposes of car loans securitization, in which the Bank has a beneficial interest;

  (d)
  on September 19, 2011, the Bank established in UK the Variable Interest Entity SPITI PLC, for the purposes of mortgage loans securitization, in which the Bank has a beneficial interest;

  (e)
  on June 29, 2011, the Bank acquired 49.9% of CPT Investments Ltd from Credit Suisse A.G. The total consideration amounted to EUR 587.8 million of which amount of EUR 42.9 million was paid in cash. The remaining amount of EUR 544.9 million related to waive of debt from Credit Suisse A.G. After this acquisition the Bank holds the 100% of CPT Investments Ltd;

  (f)
  during December 2010, Finans Invest acquired from the market 5.11% of Finans Finansal Kiralama A.S. (Finans Leasing), a subsidiary company, listed in Istanbul Stock Exchange, with a cost of TL 20.5 million. On August 13, 2010, the Bank increased its shareholding in Finans Leasing, through a public offer. The Bank acquired 27.3% of the share capital for EUR 42.3 million (TL 81.7 million). After these acquisitions the NBG Group owns 90.9% of Finans Leasing;

  (g)
  in April 2010, Finansbank disposed of 10.73% of its participation in Finans Yatirim Ortakligi A.S. (Finans Investment Trust) for TL 2.7 million. After this transaction the Group owns 71.93% of the entity;

  (h)
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

  (i)
  on September 3, 2010, Banca Romaneasca S.A. established NBG Factoring Romania IFN S.A. Banca Romaneasca S.A. owns 99% and NBG Leasing IFN S.A. owns 1% of the new company;

  (j)
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

  (k)
  on May 19, 2010, Eterika Plc was liquidated. Eterika Plc was a Variable Interest Entity established in the UK for the purposes of corporate loans securitization, in which the Bank had a beneficial interest and was consolidated since July 31, 2008;

  (l)
  on October 16, 2009, UBB established UBB Factoring EOOD, a wholly owned subsidiary of UBB;

  (m)
  on October 14, 2009, the Bank partially participated in the share capital increase of its associate Larco S.A. The Bank's contribution amounted to EUR 20.5 million and after the completion of the share capital increase, the Bank's participation was reduced from 36.43% to 33.36%;

  (n)
  on September 15, 2009, the Group disposed of its investment in Phosphoric Fertilizers Industry S.A. for a consideration of EUR 18.9 million, of which EUR 2.6 million has been deposited in an escrow account up to September 15, 2011, to set off contingent liabilities. Up to September 15, 2011, no contingent liability had arisen and the escrow account was subsequently released. The loss on sale for the Group was EUR 10 million;

  (o)
  in September 2009 the Bank established NBG Pangaea, a newly formed Real Estate Investment Company wholly owned by the Bank. NBG contributed to NBG Pangaea 241 properties, in lieu of cash for share capital. The net book value of these properties as at December 31, 2009 was EUR 164.8 million;

  (p)
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

  (q)
  in June 2009, the Bank participated in the one-for-one share capital increase in the Hellenic Postal Savings Bank (PSB), thus acquiring 9,420,000 new shares in PSB. Furthermore, during 2009 the Bank acquired additional 200,000 shares, via the ATHEX, raising its total shareholding to 6.69%;

  (r)
  on June 8, 2009, Finansbank established Finans Faktoring Hizmetleri A.S., (Finans Factoring) a wholly owned subsidiary;

  (s)
  on May 19, 2009, the Bank established Ethniki Factors S.A., a wholly owned subsidiary;

  (t)
  since March 2009, the Bank consolidates Titlos Plc, a Variable Interest Entity established in the UK, for the purpose of the securitization of Greek State loans and receivables, in which the Bank has a beneficial interest.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED (Continued)

        The schedule below presents effects of changes in NBG Group's ownership interest in its subsidiaries on NBG Group's equity:

	2009 As restated(1)	2010 As restated(1)	2011
	(EUR in thousands)
Net income/(loss) attributable to NBG shareholders	391,052	(354,772)	(14,539,668)

Transfers (to)/from the non-controlling interest
Increase in NBG's paid-in-capital for purchase of 49.9% of CPT Investments Ltd	—	—	216,861
Increase/(decrease) in NBG's paid-in-capital duo to minor changes in participations in other subsidiaries	(297)	4,078	2,623

Net transfers to/from noncontrolling interest	(297)	4,078	219,484

Change from net income attributable to NBG shareholders and transfers (to)/from noncontrolling interest	390,755	(350,694)	(14,320,184)

(1)
See Note 43 for more information.

NOTE 5:    CASH AND DUE FROM BANKS

        Cash and due from banks at December 31, comprised:

	2010	2011
	(EUR in thousands)
Current accounts with banks	183,738	444,730
Cash and similar items	992,265	1,058,153
Current account with central bank	254,114	209,730
Other	6,040	5,123

Total	1,436,157	1,717,736

        The Bank and the other banks of the Group are required to maintain a current account with the respective central banks of their countries, to facilitate interbank transactions with the central banks, its member banks and other financial institutions through the Trans-European Automated Real-Time Gross Settlement Express Transfer system (TARGET).

NOTE 6:    DEPOSITS WITH CENTRAL BANK

        The Bank of Greece is the primary regulator of depository institutions in Greece. Bank of Greece requires all banks established in Greece to maintain deposits equal to 2% of total customer deposits as these are defined by the ECB. Similar requirements apply to the other banking subsidiaries of the Group. The Bank's deposits bear interest at the refinancing rate as set by the ECB (1% at December 31, 2011) while the corresponding deposits of Finansbank, UBB and certain other subsidiaries are non-interest bearing.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7:    SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

        The Group enters into purchases of securities under agreements to resell substantially identical securities. These agreements are classified as lending arrangements. Agreements with third parties specify the Group's rights to request collateral, based on its monitoring of the fair value of the underlying securities on a daily basis. Securities accepted as collateral may be sold or re-pledged. The Group has sold or re-pledged as at December 31, 2010 and 2011, EUR 98,500 thousand and EUR 328,031 thousand, respectively, of the securities accepted as collateral.

NOTE 8:    INTEREST BEARING DEPOSITS WITH BANKS

        Interest bearing deposits with banks at December 31, comprised:

	2010	2011
	(EUR in thousands)
Placements in EUR	5,894,673	2,886,597
Placements in other currencies	504,094	881,027

Total	6,398,767	3,767,624

Maturity analysis:
Up to 3 months	6,179,752	3,567,531
From 3 months to 1 year	44,742	26,045
Over 1 year	174,273	174,048

Total	6,398,767	3,767,624

NOTE 9:    TRADING ASSETS

        Fair value of debt and equity assets held for trading purposes at December 31, comprised:

	2010	2011
	As restated(1)
	(EUR in thousands)
Greek government bonds	797,377	259,233
Debt securities issued by other governments and public sector entities	177,333	219,807
Debt securities issued by Greek financial institutions	300,041	44,395
Debt securities issued by foreign financial institutions	398,845	110,026
Corporate debt securities issued by Greek companies	16,956	10,876
Corporate debt securities issued by foreign companies	110,448	5,547
Equity securities issued by Greek companies	6,082	7,767
Equity securities issued by foreign companies	10,272	8,750
Greek treasury bills	934,552	2,268,222
Foreign treasury bills	13,562	24,057
Mutual fund units	19,854	5,408

Total	2,785,322	2,964,088

(1)
See Note 43 for more information.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9:    TRADING ASSETS (Continued)

        Net unrealized losses on trading assets (debt and equity) of EUR 78,316 thousand, EUR 288,545 thousand and EUR 713,711 thousand were included in net trading loss during 2009, 2010 and 2011, respectively.

        During 2010, the Group, in accordance with its policy regarding transfers of investments between categories (see Note 3), and due to the crisis in the Greek bond markets, transferred certain trading securities to available-for-sale securities and to held-to-maturity securities with fair value at the date of reclassification as presented in the following table:

	As restated(1)
	Transferred to AFS	Transferred to HTM	Total
	(EUR in thousands)
Greek Government bonds	24,875	263,791	288,666
Debt securities issued by other government and public sector entities	29,376	—	29,376
Debt securities issued by Greek financial institutions	4,810	—	4,810
Corporate debt securities issued by Greek companies	141,320	—	141,320

Total	200,381	263,791	464,172

(1)
See Note 43 for more information.

        Trading assets include securities that are pledged as collateral of EUR 1,564.5 million and EUR 927.3 million as at December 31, 2010 and 2011, respectively.

NOTE 10:    DERIVATIVES

        Derivative instruments that the Group may use as part of its interest rate risk management strategy include interest rate swaps, interest rate floors, interest rate caps, forward rate agreements, and options. Interest rate swap contracts are exchanges of interest payments, such as fixed-rate payments for floating-rate payments, based on a stated notional amount and maturity date. Interest rate floors protect against declining rates, while interest rate caps protect against rising interest rates. Forward rate agreements are contracts in which the buyer agrees to purchase, and the seller agrees to make delivery of, a specific financial instrument at a predetermined price or yield. Options provide the purchaser with the right, but not the obligation, to purchase or sell a contracted item during a specified period at an agreed upon price.

        Foreign currency volatility occurs as the Group enters into transactions involving certain assets and liabilities denominated in foreign currencies, as well as a result of the Group's international operations, particularly of Finansbank in Turkey. Derivative instruments that the Group may use to economically hedge these foreign denominated assets and liabilities include foreign exchange swaps and outright foreign exchange forwards. The Group closely monitors its exposure to the Turkish lira arising from the net investment in Finansbank and when necessary it engages in foreign exchange swaps and other economic hedging transactions in order to reduce the volatility in the Group's equity arising on the translation of Finansbank's net assets from TL to euro.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10:    DERIVATIVES (Continued)

Fair value of derivative instruments reported in the balance sheet

        The following tables present the contract or notional amounts and the fair value amounts (which include the maximum exposure to credit risk) at December 31, 2010 and 2011 of the Group's derivative asset and liability positions held for trading and economic hedging purposes. These derivative positions are primarily executed in the over-the-counter market. The amounts presented below do not consider the value of any collateral held.

Derivative Assets(1)

	2010		2011
	As restated(2)
	Contract/ Notional amount	Fair Value	Contract/ Notional amount	Fair Value
	(EUR in thousands)		(EUR in thousands)
Cross currency interest rate swaps	3,454,366	181,275	6,736,338	792,046
Financial futures	3,335,302	3,252	346,708	8,142
Foreign exchange swaps	3,706,230	142,146	3,003,201	55,768
Forward rate agreements	70,070	1,334	69,865	608
Interest rate swaps	31,524,946	1,209,336	22,598,883	2,594,929
Options	3,431,994	87,433	4,794,160	114,378
Outright foreign exchange forwards	352,532	7,932	889,417	39,744
Credit Derivatives	—	—	7,803	65
Commodity swaps and other	22,041	1,562	1,293	285

Total	45,897,481	1,634,270	38,447,668	3,605,965

Derivative Liabilities(1)

	2010		2011
	As restated(2)
	Contract/ Notional amount	Fair Value	Contract/ Notional amount	Fair Value
	(EUR in thousands)		(EUR in thousands)
Cross currency interest rate swaps	3,624,583	372,528	4,328,113	542,310
Financial futures	814,882	10,014	1,433,408	8,369
Foreign exchange swaps	2,257,001	86,943	1,643,232	27,359
Forward rate agreements	23,968	6,020	80,441	2,463
Interest rate swaps	22,884,544	1,202,172	26,376,089	3,580,272
Options	2,687,135	90,202	3,033,158	108,859
Outright foreign exchange forwards	402,030	12,668	1,422,942	47,114
Credit Derivatives	—	—	46,820	3,503
Commodity swaps and other	22,571	1,923	1,444	239

Total	32,716,714	1,782,470	38,365,647	4,320,488

(1)
Includes both long and short derivative positions.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10:    DERIVATIVES (Continued)

(2)
See Note 43 for more information.

Gains and losses on derivative instruments

        Gains and losses on derivative instruments are presented within Net trading income/(loss) in the Statement of Income and Comprehensive Income and for the year ended December 31, 2009, 2010 and 2011 and are analyzed as follows:

	2009	2010	2011
	As restated(1) Net gains/(losses)	As restated(1) Net gains/(losses)	Net gains/(losses)
	(EUR in thousands)	(EUR in thousands)	(EUR in thousands)
Interest rate swaps and cross currency interest rate swaps	(410,451)	(590,551)	(1,588,841)
Financial futures	(6,590)	(227,366)	(92,185)
Foreign exchange swaps	51,582	13,433	(9,723)
Forward rate agreements	3,948	(8,928)	3,829
Options	(916)	(123,067)	415,621
Outright foreign exchange forwards	14,696	(8,235)	96,158
Commodity swaps and other	—	5,453	(236)

Total	(347,731)	(939,261)	(1,175,377)

(1)
See Note 43 for more information.

Credit risk associated with derivative activities

        The Group considers the impact of both the credit risk of its counterparties, as well as its own creditworthiness in determining fair value of financial instruments, including over-the-counter derivative instruments and financial liabilities designated at fair value in accordance with ASC 825. This impact is estimated by calculating a separate credit value adjustment ("CVA") for each counterparty to which the Group has exposure. The calculation considers expected exposures generated using simulation techniques, as well as netting agreements and collateral postings. Furthermore, the CVA is based on expected loss rates derived from Credit Default Swaps ("CDS") rates observed in the market. If these are not available then we apply the regulatory risk weight that corresponds to the internal rating of the counterparty, or to unrated counterparties, if no internal rating is available. With respect to own credit risk, the Group estimates a debit value adjustment ("DVA") by applying a methodology symmetric to the one applied for CVA. The bilateral CVA recognized by the Group at December 31, 2009, 2010 and 2011 amounted to a cumulative loss of EUR 97.1 million and EUR 92.0 million and a cumulative gain of EUR 158.7 million, respectively. The gain in 2011 is attributed mainly to the high DVA due to the Bank's increased CDS rate. The Group seeks to reduce counterparty risk by standardizing relationships with counterparties through International Swaps and Derivatives Association, Inc. ("ISDA") and Global Master Repurchase Agreement ("GMRA") contracts, which encompass all necessary netting and margining clauses. Additionally, for almost all active counterparties in over-the-counter transactions, apart from Hellenic Republic, Credit Support Annexes (CSAs) have been put into effect, so that net current exposures are managed through margin accounts on a daily basis, through the exchange of cash collateral.

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

        Substantially all of the Group's derivative contracts contain credit risk-related contingent features, primarily in the form of ISDA master agreements that enhance the creditworthiness of these instruments compared to other obligations of the respective counterparty with whom the Group has transacted. These contingent features may be for the benefit of the Group as well as its counterparties with respect to changes in the Group's creditworthiness. At December 31, 2010 and at December 31, 2011, the Group held cash and securities collateral of EUR 179.1 million and EUR 501.7 million and posted cash and securities collateral of EUR 1,189.8 million and EUR 2,178.3 million in the normal course of business under derivative agreements.

        In connection with certain over-the-counter derivative contracts and other trading agreements, the Group could be required to terminate transactions with certain counterparties at their request since the Bank's credit rating as at December 31, 2011, has triggered this provision in the contract. In such an event, the amount that would be required to settle the position depends on the contract and is usually the market value of the exposure on that day less any amount that has already been posted as collateral under CSAs. Therefore, for derivatives subject to CSAs that are executed on a daily margin basis, the additional amount that would be required to settle the position is a two day change in the mark to market of the instrument which as of December 31, 2010 and 2011, amounted to EUR 38.7 and 27.0 million, respectively.

NOTE 11:    INVESTMENT SECURITIES

        The disclosure information with respect to available-for-sale securities and held-to-maturity securities as of December 31, 2010 and for the years ended December 31, 2009 and 2010 has been restated to reflect the impact discussed in Note 43.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

Available-for-sale securities

        The amortized cost of available-for-sale securities and their fair values at December 31, comprised:

	2010
	As restated
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	(EUR in thousands)
Available-for-sale securities
Greek government bonds	9,581,861	—	(2,925,797)	6,656,064
Debt securities issued by other governments and public sector entities	3,671,148	92,991	(3,433)	3,760,706
Corporate debt securities issued by companies incorporated in Greece	1,093,095	3	(254,310)	838,788
Corporate debt securities issued by companies incorporated outside Greece	1,414,465	66,649	(58,822)	1,422,292
Equity securities issued by companies incorporated in Greece	145,444	1,535	(483)	146,496
Equity securities issued by companies incorporated outside Greece	145,022	4,394	(2,918)	146,498
Foreign treasury bills	220,121	2	(1,803)	218,320
Mutual Fund units	510,566	6,296	(17,516)	499,346

Total available-for-sale securities	16,781,722	171,870	(3,265,082)	13,688,510

	2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	(EUR in thousands)
Available-for-sale securities
Greek government bonds	3,730,682	—	(33,304)	3,697,378
Debt securities issued by other governments and public sector entities	3,154,367	7,840	(108,456)	3,053,751
Corporate debt securities issued by companies incorporated in Greece	701,889	685	(242,048)	460,526
Corporate debt securities issued by companies incorporated outside Greece	715,904	32,653	(93,675)	654,882
Equity securities issued by companies incorporated in Greece	56,968	817	(165)	57,620
Equity securities issued by companies incorporated outside Greece	42,107	6,121	(3,273)	44,955
Foreign treasury bills	181,130	53	(733)	180,450
Mutual Fund units	452,200	2,254	(32,292)	422,162

Total available-for-sale securities	9,035,247	50,423	(513,946)	8,571,724

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

	2010
	As restated
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(EUR in thousands)
Available-for-sale securities
Greek government bonds	2,359,733	(688,778)	3,944,167	(2,237,019)	6,303,900	(2,925,797)
Debt securities issued by other governments and public sector entities	149,404	(2,966)	46,623	(467)	196,027	(3,433)
Corporate debt securities issued by companies incorporated in Greece	203,619	(12,047)	632,081	(242,263)	835,700	(254,310)
Corporate debt securities issued by companies incorporated outside Greece	112,656	(4,294)	417,257	(54,528)	529,913	(58,822)
Equity securities issued by companies incorporated in Greece	1,334	(453)	127	(30)	1,461	(483)
Equity securities issued by companies incorporated outside Greece	14,829	(2,040)	2,024	(878)	16,853	(2,918)
Foreign treasury bills	54,026	(1,803)	—	—	54,026	(1,803)
Mutual Fund units	248,259	(4,209)	131,327	(13,307)	379,586	(17,516)

Total available-for-sale securities	3,143,860	(716,590)	5,173,606	(2,548,492)	8,317,466	(3,265,082)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

        The following table presents the fair value and the associated unrealized losses of available-for-sale securities in an unrealized loss position as at December 31, 2011. The table also discloses whether these securities have had unrealized losses for periods less than 12 months or for 12 months or longer.

	December 31, 2011
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(EUR in thousands)
Available-for-sale securities in unrealized loss position
Greek government bonds	1,327,674	(33,304)	—	—	1,327,674	(33,304)
Debt securities issued by other governments and public sector entities	2,403,878	(91,797)	60,037	(16,659)	2,463,915	(108,456)
Corporate debt securities issued by companies incorporated in Greece	17,900	(9,467)	335,976	(232,581)	353,876	(242,048)
Corporate debt securities issued by companies incorporated outside Greece	137,609	(16,698)	216,391	(76,977)	354,000	(93,675)
Equity securities issued by companies incorporated in Greece	506	(165)	—	—	506	(165)
Equity securities issued by companies incorporated outside Greece	3,274	(3,063)	1,121	(210)	4,395	(3,273)
Foreign treasury bills	29,322	(733)	—	—	29,322	(733)
Mutual Fund units	231,391	(23,362)	74,011	(8,930)	305,402	(32,292)

Total available-for-sale securities	4,151,554	(178,589)	687,536	(335,357)	4,839,090	(513,946)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

        The scheduled maturities of available-for-sale securities at December 31, 2010 and 2011 were as follows:

	2010		2011
	As restated
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(EUR in thousands)		(EUR in thousands)
Due in one year or less	1,110,912	1,096,958	541,384	520,431
Due from one to five years	6,121,884	5,633,279	4,524,571	4,293,808
Due from five to ten years	4,672,859	3,627,756	2,085,817	1,947,161
Due after ten years	4,075,035	2,538,177	1,332,200	1,285,587

Total debt securities	15,980,690	12,896,170	8,483,972	8,046,987
Other non debt securities	801,032	792,340	551,275	524,737

Total	16,781,722	13,688,510	9,035,247	8,571,724

        During 2010, the Group, in accordance with its policy regarding transfers of investments between categories (see Note 3), and due to the current crisis in the Greek bond markets, transferred certain trading securities with fair value at the date of the reclassification EUR 200.4 million to available-for-sale and certain available-for-sale securities with fair value at the date of the reclassification EUR 1,912.6 million into held-to-maturity because it now intends to hold these bonds until maturity.

        Available for sale securities include securities that are pledged as collateral of EUR 6,483.0 million and EUR 4,923.7 million as at December 31, 2010 and 2011, respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

        The following table presents the net gains/(losses) on available-for-sale and held-to-maturity securities for 2009, 2010 and 2011.

	2009	2010	2011
	As restated	As restated
	(EUR in thousands)
Gross realized gains on sales of available for sale securities
Greek government bonds	222,052	3,138	83,573
Debt securities issued by other governments and public sector entities	125,462	177,592	21,607
Corporate debt securities	19,041	4,666	13,108
Equity securities	12,924	4,388	1,716
Mutual Fund units	18,670	8,226	11,832

Total gross realized gains on sales of available for sale securities	398,149	198,010	131,836

Gross realized losses on sales of available for sale securities
Greek government bonds	(16,153)	(68,507)	(142,205)
Debt securities issued by other governments and public sector entities	(3,439)	(12,387)	(7,410)
Corporate debt securities	(20,512)	(2,143)	(316)
Equity securities	(7,738)	—	(1,284)
Mutual Fund units	(378)	(14)	(87)

Total gross realized losses on sales of available for sale securities	(48,220)	(83,051)	(151,302)

Net realized gains / (losses) on sales of available for sale securities	349,929	114,959	(19,466)

Other-Than-Temporary-Impairment
OTTI of Greek government bonds due to Private Sector Involvement	—	—	(8,770,914)
Corporate debt securities	(151,474)	—	(142,973)
Equity securities	(187,142)	(85,198)	(223,366)
Mutual Fund units	(19,712)	(4,299)	(36,460)

Total Other-Than-Temporary-Impairment	(358,328)	(89,497)	(9,173,713)

Net gains / (losses) on available for sale and held to maturity securities	(8,399)	25,462	(9,193,179)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

Held-to-maturity securities

        The amortized cost of held-to-maturity securities and their approximate fair values at December 31, comprised:

	2010
	As restated
	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized (Losses)	Fair Value
	(EUR in thousands)
Held-to-maturity securities
Greek government bonds	3,473,774	—	(983,862)	2,489,912
Debt securities issued by other governments and public sector entities	105,671	8,263	(2,161)	111,773
Corporate debt securities issued by companies incorporated outside Greece	5,000	—	—	5,000
Foreign Treasury bills	13,840	—	—	13,840

Total held-to-maturity securities	3,598,285	8,263	(986,023)	2,620,525

	2011
	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized (Losses)	Fair Value
	(EUR in thousands)
Held-to-maturity securities
Greek government bonds	845,015	—	(40,589)	804,426
Debt securities issued by other governments and public sector entities	107,206	8,258	(6,570)	108,894
Foreign Treasury bills	49,981	—	—	49,981

Total held-to-maturity securities	1,002,202	8,258	(47,159)	963,301

        The following table presents the fair value and the associated unrecognized losses of held-to-maturity securities in an unrecognized loss position as at December 31, 2011. The table also discloses whether these securities have had unrecognized losses for periods less than 12 months or for 12 months or longer.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

	2010
	As restated
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses
	(EUR in thousands)
Held-to-maturity investments
Greek government bonds	1,291,452	(278,360)	1,198,461	(705,502)	2,489,913	(983,862)
Debt securities issued by other governments and public sector entities	—	—	19,194	(2,161)	19,194	(2,161)

Total held-to-maturity investments	1,291,452	(278,360)	1,217,655	(707,663)	2,509,107	(986,023)

	2011
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses
	(EUR in thousands)
Held-to-maturity investments
Greek government bonds	—	—	15,432	(40,589)	15,432	(40,589)
Debt securities issued by other governments and public sector entities	5,326	(2,973)	17,239	(3,597)	22,565	(6,570)

Total	5,326	(2,973)	32,671	(44,186)	37,997	(47,159)

        The scheduled maturities of held-to-maturity securities at December 31, 2010 and 2011 were as follows:

	2010		2011
	As restated
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(EUR in thousands)		(EUR in thousands)
Due in one year or less	186,284	182,659	148,409	148,481
Due from one to five years	1,319,602	1,084,346	376,198	332,636
Due from five to ten years	1,946,552	1,228,937	389,799	386,202
Due after ten years	145,847	124,583	87,796	95,982

Total	3,598,285	2,620,525	1,002,202	963,301

        During 2010, the Group, in accordance with its policy regarding transfers of investments between categories (Note 3), and due to the current crisis in the Greek bond markets, transferred certain Greek government bonds from trading and available-for-sale into held-to-maturity because it now intends to hold these bonds until maturity. The fair value of these bonds at the date of transfer was EUR 2,176.4 million and became the new amortized cost at that date. The transfers did not affect the length of the period that these securities are in an unrealized loss position. Excluded from the unrecognized losses presented in the table above, as at December 31, 2011 are EUR 16.7 million

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

unrealized losses, which relate to the unamortized balance of the unrealized losses (before tax) that have been recorded in OCI prior to the reclassification (2010: EUR 171.0 million). These losses relate to securities that have been in an unrealized loss position for 12 months or longer (2010: EUR 169.1 million).

        Held to maturity securities include securities that are pledged as collateral of EUR 1,963.5 million and EUR 780.0 million as at December 31, 2010 and 2011, respectively.

Other-Than-Temporary-Impairment assessment of available-for-sale and held-to-maturity securities

        The assessment for Other-Than-Temporary-Impairment ("OTTI") of available-for-sale and held-to-maturity debt securities and available-for-sale marketable equity securities and mutual fund units is based on a variety of factors, including the length of time and extent to which the market value has been less than cost, the financial condition of the issuer of the security, and our intent and ability to hold the security to recovery. For debt securities, the evaluation is based upon factors such as the creditworthiness of the issuers and/or guarantors, the underlying collateral, if applicable, and the continuing performance of the securities. Regarding equity securities and mutual fund units, as part of our impairment analysis, we frequently update our expectations based on actual historical evidence that recovery has not yet occurred. Specifically, when unrealized losses persist, we obtain greater and more detailed objective evidence regarding the future earnings potential and the underlying business economics of the issuers and the share price trend.

  Greek government bonds eligible for the PSI

        The assessment of impairment for the eligible Greek government bonds as at December 31, 2011 has been performed based on the provisions of ASC 310-20—Investments in Debt and Equity Securities indicating that if the fair value of an investment is less than its amortized cost basis at the balance sheet date of the reporting period for which impairment is assessed, the impairment is either temporary or other than temporary. The Group assessed whether its investment in the eligible Greek government bonds is impaired by comparing the fair value with the amortized cost of these debt instruments. This comparison has indicated that all eligible Greek government bonds are impaired and consequently the Group assessed whether the impairment is other than temporary.

        At the European Summit on October 26, 2011, the Heads of States of Eurozone agreed on a comprehensive set of measures, including a voluntary bond exchange with a nominal discount of 50% on notional Greek debt held by private investors. Together with an ambitious reform program for the Greek economy, supporting growth, the PSI is expected to secure the reduction of the Greek debt to GDP ratio to 120% by 2020.

        On February 24, 2012, the Hellenic Republic Ministry of Finance (the "MiFin") published the invitation memoranda (the "Memoranda") whereby it invited the holders of the Greek government bonds that were eligible for the PSI (the "eligible Greek government bonds") to offer to exchange their eligible Greek government bonds subject to the terms described in the Memoranda (the "Offer").

        The Group participated in the Offer under the terms of the Memoranda. The exchange of the Greek government bonds that were subject to Greek law took place on March 12, 2012, while the exchange of Greek government bonds subject to foreign law and the loans that were included in the PSI (see Note 13) took place in April 2012.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

        The key terms of the Offer are as follows:

  •
  53.5% haircut on the nominal value of the eligible Greek government bonds

  •
  Receipt of European Financial Stability Facility ("EFSF") bonds with total nominal value 15% of the nominal amount of the exchanged bonds, half of which mature in 12 months and half in 24 months.

  •
  New bonds (the "New Greek government bonds") with the following characteristics:

  –
  Issuer: Hellenic Republic

  –
  Nominal value: 31.5% of the nominal amount of the exchanged bonds

  –
  Payment of principal: 20 separate bonds with staggered bullet maturities of between 11 and 30 years

  –
  Coupon rate: 2.0% per annum for payment dates in 2013-2015, 3.0% per annum for payment dates in 2016-2020, 3.65% per annum for payment date 2021 and 4.3% per annum for payment dates in 2022 and thereafter.

  •
  Detachable GDP-linked securities issued by the Hellenic Republic (the "GDP-linked Securities") traded in the market with a notional amount equal to the face amount of the New Greek government bonds received. The GDP-linked Securities will provide for annual payments beginning in 2015 of an amount of up to 1% of their notional amount in the event the Hellenic Republic's nominal GDP exceeds a defined threshold and the Hellenic Republic has positive GDP growth in real terms in excess of specified targets.

  •
  Any accrued and unpaid interest (including additional amounts, if any) on the exchanged bonds will be paid with 6-month securities issued by the EFSF.

  •
  The New Greek government bonds and the GDP-linked Securities will be governed by English law and will be ranked pari passu with all other borrowed monies of the Hellenic Republic.

        Based on the terms and the conditions in the Memoranda, and due to financial difficulties of the issuer, the Group does not expect to recover the amortized cost basis of the Greek government bonds eligible for the PSI, and therefore these bonds are other-than-temporarily-impaired. Therefore, as at December 31, 2011 the Group concluded that there was an other than temporary impairment in its portfolio of GGBs and a credit loss was determined as the difference between the fair value of these securities and the amortized cost reflected in the financial statements as at December 31, 2011. Given the significant difficulties of the issuer, the Group concluded that the entire other than temporary impairment was attributable to credit related deterioration and therefore this amount was charged to the income statement.

        The Offer was considered an adjusting event after the reporting period in relation to the annual financial statements for the year ended December 31, 2011, because it provided evidence of conditions that existed at the end of the reporting period. The Group concluded that there was not an active market for GGBs at December 31, 2011 and estimated the fair value at December 31, 2011 based on the contractual cash flows of the new Greek government bonds, a discount rate of 12% and appropriate market information.

        The Offer was considered an adjusting event after the reporting period in relation to the annual financial statements for the year ended December 31, 2011, because it provided evidence of conditions

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

that existed at the end of the reporting period, and therefore, the Group estimated the fair value at December 31, 2011 based on the contractual cash flows of the new Greek government bonds, a discount rate of 12% and appropriate market information.

        The discount rate was based on the new fundamentals regarding the Hellenic Republic debt (the successful implementation of the PSI, together with the financial assistance under the Program agreed by the Eurozone members and IMF, which is expected to improve Hellenic Republic's debt sustainability aiming at the reduction of the Hellenic Republic debt to GDP ratio to 120% by 2020, the new reform effort and the escrow account arranged for the new PSI bonds that raises their seniority). Specifically, to arrive at this estimate, we have considered the yields of similarly rated sovereign and corporate entities, and we have analyzed the relationship of credit ratings and public debt with the bond yields for other European countries.

Impact of PSI for eligible Greek government bonds, December 31, 2011

	Nominal amount	Carrying amount before impairment	Fair value	Impact on earnings due to OTTI	Impact on equity due to OTTI	Amount reclassified from AOCI
	(EUR in thousands)
Available for sale(1)	8,929,319	2,369,692	2,369,692	(6,304,467)	—	(6,304,467)
Held to Maturity	3,050,551	3,136,285	788,965	(2,466,447)	(2,347,320)	(119,127)

Total	11,979,870	5,505,977	3,158,657	(8,770,914)	(2,347,320)	(6,423,594)

(1)
The impact on earnings due to OTTI for available for sale securities includes a gain of EUR 135.7 million relating to foreign currency translation differences on eligible Greek government bonds denominated in foreign currencies.

  Greek government bonds not eligible for the PSI

        At December 31, 2011 Greek government bonds held by the Group that were not eligible for exchange comprised of:

  (a)
  a bond in the available-for-sale investment securities with nominal amount EUR 1,434.7 million and fair value EUR 1,322.7 million that matures in May 2014 and was received by the Bank in settlement of the Redeemable Preference Shares issued to the Greek State in accordance with Law 3723/2008 (Pillar I) (see Note 32). The fair value was determined by an independent appraiser, as this bond is not quoted in an active market taking into account the credit risk of the Hellenic Republic. The unrealized loss of EUR 27.4 million was recognized in other comprehensive income.

  (b)
  a bond in the held-to-maturity investment securities issued by the New Economy Development Fund ("TANEO"), a company controlled by the Hellenic Republic, with nominal amount EUR 57.7 million and carrying value EUR 56.0 million that matures in June 2013, and

  (c)
  a bond in the available-for-sale investment securities with nominal amount EUR 12.1 million and carrying value EUR 5.0 million that matures in August 2014.

        Consistent with the assessment of the Greek bonds eligible for PSI, the Group has conducted an assessment of whether the decline in fair value below amortized cost is an other-than-temporary-impairment. The Group does not intend to sell these Greek government bonds, and it is not more

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

likely than not to be required to sell them before the recovery of their amortized cost basis. Furthermore, the Group expects to recover the entire amortized cost basis of these bonds, because there is no evidence at the date these financial statements were authorized that there is a loss event that has an impact on the estimated future cash flows associated with these bonds, hence that the future cash flows will not be recovered in accordance with the contractual terms. Accordingly the unrealized losses of these bonds are included within AOCI.

        To arrive at this conclusion the Group has considered that, although the issuer has financial difficulties, there is an expectation that the contractual cash flows will be met due to the guarantees in place as a result of the new Program for economic support for Greece as well as continuous support offered to Greece by the IMF and the Eurozone countries. Further the group gave consideration to the short duration of these bonds as all three bonds mature by 2014, that is within the period of the new Program for economic support for Greece. Furthermore, in reaching that conclusion we also took into consideration the guarantees in place as a result of the new Program for economic support for Greece as well as the continuous support offered to the Hellenic Republic by the IMF and the eurozone countries. Furthermore, the Group gave consideration to the short duration of these bonds as all three bonds mature by 2014, that is within the period of the new Program for economic support for the Hellenic Republic.

        In particular for the bond received in settlement of the Redeemable Preference Shares issued to the Greek State (see (a) above), the Bank also considered that this transaction formed an integral part of the public policy of the Official Sector to support the regulatory capital of the Greek banks in an effort to sustain the systemic stability of the financial sector in Greece. The Hellenic Republic would not benefit from defaulting on this bond since such action would not result to any reduction of the public debt, merely would be more than offset by the increased capitalization needs of the Greek banks and would therefore increase the Greek public debt. This result would have been in clear contradiction to the basic aim of the new Program for economic support for Greece, which was approved by the heads of state of the eurozone states and is supervised by the IMF, the ECB and the EU. Additionally, subject to obtaining Bank of Greece and other statutory approvals for the repurchase of the Redeemable Preference shares of a nominal value of EUR 1,350.0 million, the Bank could elect to exchange this bond at its maturity in May 2014 with the Redeemable Preference shares.

        In accordance with Ministerial Decision 2/98029/0023A/17-01-2012, the redemption of the preference shares issued in favor to the Greek State, will, from December 31, 2011 onwards, be effected at the original par value of the preference shares through the exchange of Greek government bonds or treasury bills. At any redemption date the Greek government bonds or treasury bills to be exchanged should have the following characteristics:

  a)
  their nominal value should be of equal to the nominal value of the bonds issued as consideration for the preference shares issued by the Bank

  b)
  their maturity date should be the same or up to one month beyond the corresponding maturity date of the bonds issued as consideration for the preference shares issued by the Bank

  c)
  their market value as at the date of redemption should match their nominal value. If this is not applicable the difference will be settled between the parties in cash.

        For the bond issued by TANEO (see (b) above), the Group also considered that the fair value of the company's investments and the cash and cash equivalents held by TANEO exceeds the total

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

outstanding bond issue and therefore the probability of TANEO defaulting on the bonds it has issued is very small.

        Finally, it is expected that the successful implementation of the PSI together with the financial assistance under the Program agreed by the eurozone members and the IMF will improve Greece's debt sustainability aiming at the reduction of the Greek debt to GDP ratio to 120% by 2020 (see above). This conclusion is also supported by the statements issued by the Euro summit and the EU Heads of State or Government on October 26, 2011, the Eurogroup statement on February 21, 2012, the press release of the Institute of International Finance (the "IIF") on March 3, 2012 and the statement by the IMF managing director on March 9, 2012.

  Impairment of other debt securities, equity securities and mutual funds units

OTTI charges for available-for-sale and held-to-maturity securities in 2009

        During 2009 the Group recognized OTTI charges in relation to certain debt securities that the Group intended to sell, in accordance with ASC 320-10-35-33A, and in relation to the majority of its equity securities and mutual fund units held with significant and prolonged unrealized losses, in accordance with ASC 320-10-35-33.

        As at December 31, 2009, gross unrealized losses existing for twelve months or more for equity securities relate to minor investments. For the majority of these investments the unrealized loss is less than 20% and for the remaining it is marginally above 20%. All mutual fund units with unrealized losses existing for twelve months or more have losses of less than 20%.

OTTI charges for available-for-sale and held-to-maturity securities in 2010

        During 2010 the Group recognized OTTI charges in relation to the majority of its equity securities and mutual fund units held with significant and prolonged unrealized losses. In particular, the Group recognized an OTTI charge for all equity securities and mutual fund units for which an OTTI charge was recognized in previous years and as at December 31, 2010 were in an unrealized loss position.

        As at December 31, 2010, gross unrealized losses existing for twelve months or more for equity securities are not material and all mutual fund units with unrealized losses existing for twelve months or more were not considered impaired as the losses were not significant to the respective investments held.

OTTI charges for available-for-sale and held-to-maturity securities in 2011

        Other than the OTTI charges recognized for the Greek government bonds due to the PSI, as discussed above, the Group recognized OTTI charges in relation to certain corporate debt securities issued by Greek financial institutions in an unrealized loss position because, as at December 31, 2011, the Group considered that a credit loss existed with respect to these securities.

        During 2011 the Group recognized OTTI charges in relation to the majority of its equity securities and mutual fund units held with significant and prolonged unrealized losses. In particular, the Group recognized OTTI charges for all equity securities and mutual fund units for which an OTTI was recognized in previous periods and, as at December 31, 2011, were in an unrealized loss position. As at December 31, 2011, gross unrealized losses existing for twelve months or more for equity securities are

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

not material and all mutual fund units with unrealized losses existing for twelve months or more were not considered impaired as the losses were not significant to the respective investments held.

        For other debt securities issued by Greek financial institutions no OTTI has been recognized based on management's assessment that the Group neither has the intention to sell nor expects it will be required to sell these securities before the recovery of their respective amortized cost bases, and that the issuers' payment obligations associated with these positions will be met on time and the full amount will be recovered. A key factor considered in this assessment was the existence of the recapitalization plan for the Greek banks (see Note 3).

NOTE 12:    EQUITY METHOD INVESTMENTS

        The Group has investments that are accounted for using the equity method of accounting. The summarized financial information below represents an aggregation of the Group's non-subsidiary investees.

	2009	2010	2011
	(EUR in thousands)
Equity method investments	25,327	50,094	59,139
Revenue	258,841	127,630	77,406
Gross profit	(19,054)	40,056	29,804
Net earnings	(128,247)	12,510	6,774
Group's equity in net earnings	(18,550)	9,245	8,661
Dividends received by the Group	389	1,541	2,785
Balance Sheet data as at December 31
Current assets	177,876	79,766	91,871
Non-current assets	696,071	486,486	511,932
Current liabilities	235,615	28,696	30,077
Non-current liabilities	642,407	461,376	488,387
Net assets	(4,075)	76,180	85,339
Group's equity in net assets	23,136	47,695	38,974

        The increase in equity method investments during 2010 and 2011 mainly relates to investments made by our private equity funds.

        On December 31, 2011, the Group recognized EUR 1.7 million impairment loss for its investment in Planet S.A.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans: Concentration of credit risk

        Loans granted by the Group according to type of loan, which represents the Group's concentration of credit risk, at December 31, 2010 and 2011 comprised:

	2010			2011
	Greek residents	Foreign	Total	Greek residents	Foreign	Total
	(EUR in thousands)
Consumer:
Residential mortgages	19,544,275	4,725,702	24,269,977	18,762,689	4,148,062	22,910,751
Credit card	1,773,156	3,503,593	5,276,749	1,527,119	3,763,261	5,290,380
Auto financing	405,734	205,996	611,730	308,598	144,085	452,683
Other consumer	4,852,444	3,084,471	7,936,915	4,763,063	2,990,411	7,753,474

Total consumer	26,575,609	11,519,762	38,095,371	25,361,469	11,045,819	36,407,288

Commercial:
Industry and mining	3,675,468	2,974,037	6,649,505	4,084,213	3,020,134	7,104,347
Small scale industry	2,090,239	1,449,556	3,539,795	1,962,344	1,295,509	3,257,853
Trade	7,788,532	3,784,789	11,573,321	7,374,620	3,600,619	10,975,239
Construction	1,226,936	1,597,771	2,824,707	1,131,868	1,629,284	2,761,152
Tourism	484,394	396,622	881,016	479,955	279,303	759,258
Shipping and transportation	2,152,631	780,670	2,933,301	2,216,777	799,940	3,016,717
Commercial mortgages	880,697	700,715	1,581,412	774,709	647,331	1,422,040
Public sector	8,860,862	392,521	9,253,383	8,711,152	280,712	8,991,864
Other	247,319	1,707,828	1,955,147	88,376	1,479,101	1,567,477

Total commercial	27,407,078	13,784,509	41,191,587	26,824,014	13,031,933	39,855,947

Total loans	53,982,687	25,304,271	79,286,958	52,185,483	24,077,752	76,263,235
Unearned income	(58,824)	(189,694)	(248,518)	(92,749)	(167,629)	(260,378)

Loans, net of unearned income	53,923,863	25,114,577	79,038,440	52,092,734	23,910,123	76,002,857
Less: Allowance for loan losses	(2,122,803)	(1,052,602)	(3,175,405)	(5,433,828)	(1,116,807)	(6,550,635)

Total Net Loans	51,801,060	24,061,975	75,863,035	46,658,906	22,793,316	69,452,222

        Included in the above table for 2010 and 2011 are loans that are economically hedged for interest rate risk, for which the Group elected the fair value option. The fair value and outstanding principal balance of these loans at December 31, 2011 was EUR 277,247 thousand and EUR 266,258 thousand respectively (2010: EUR 559,107 thousand and EUR 517,210 thousand respectively). Net gains/(losses) resulting from changes in the fair value of these loans of EUR (9,947) thousand and EUR (25,757) thousand in 2010 and 2011 respectively were recorded in net interest income before provision for loan losses.

        Also, included in the above tables are loans for lease financing amounting to EUR 1,847,008 thousand and EUR 1,634,225 thousand in 2010 and 2011 respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Loans: Credit quality indicators

        The Group actively monitors the credit quality of its loan portfolio using several credit quality indicators. The credit quality indicators considered to be the most significant are the delinquency status for all loans, and the credit rating for commercial loans. The days past due is the credit quality indicator the most relevant to the loans in our consumer loans portfolio. In accordance with our policies, the number of days past due is the key factor the Group considers when determining the appropriate course of action. For instance, the actions to pursue collection increase as the number of days past due increases. Furthermore, days past due is also a key factor considered in determining the loans that are eligible for our restructuring programs.

Ageing of loan portfolio

        The following tables provide details of delinquent and non-accruing loans by loan class at December 31, 2010 and 2011:

	December 31, 2010
							Of which:
	Past due 31-89 days	Past due greater than 90 days	Total Past due loans	Current loans(1)	Loans measured at Fair value	Total	+90 days and accruing loans	Non accruing loans
	(EUR in thousands)
Greek
Residential mortgages	932,421	1,804,213	2,736,634	16,807,641	—	19,544,275	582,407	1,221,806
Credit card	106,041	490,398	596,439	1,176,717	—	1,773,156	46,866	443,532
Other consumer	286,487	1,145,713	1,432,200	3,825,978	—	5,258,178	36,534	1,109,179
Small business loans	197,777	745,299	943,076	3,279,205	—	4,222,281	23,482	721,817
Other commercial loans	281,222	893,968	1,175,190	22,009,607	—	23,184,797	41,997	851,971

Total Greek loans	1,803,948	5,079,591	6,883,539	47,099,148	—	53,982,687	731,286	4,348,305

Foreign
Residential mortgages	204,578	158,984	363,562	3,811,916	550,224	4,725,702	97	158,887
Credit card	77,014	327,366	404,380	3,099,213	—	3,503,593	—	327,366
Other consumer	140,375	351,502	491,877	2,798,590	—	3,290,467	780	350,722
Small business loans	150,102	403,044	553,146	1,168,265	—	1,721,411	67,684	335,360
Other commercial loans	494,221	1,104,962	1,599,183	10,455,032	8,883	12,063,098	200,315	904,646

Total Foreign loans	1,066,290	2,345,858	3,412,148	21,333,016	559,107	25,304,271	268,876	2,076,981

Total loans	2,870,238	7,425,449	10,295,687	68,432,164	559,107	79,286,958	1,000,162	6,425,286

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

	December 31, 2011
							Of which:
	Past due 31-89 days	Past due greater than 90 days	Total Past due loans	Current loans(1)	Loans measured at Fair value	Total	+90 days and accruing loans	Non accruing loans
	(EUR in thousands)
Greek
Residential mortgages	1,180,533	2,629,140	3,809,673	14,953,016	—	18,762,689	591,445	2,798,058
Credit card	64,609	540,059	604,668	922,451	—	1,527,119	22,561	517,498
Other consumer	326,768	1,669,764	1,996,532	3,075,129	—	5,071,661	71,133	1,994,051
Small business loans	213,343	1,094,178	1,307,521	2,562,702	—	3,870,223	15,488	1,477,372
Other commercial loans	285,165	1,753,830	2,038,995	20,914,796	—	22,953,791	69,278	1,936,790

Total Greek loans	2,070,418	7,686,971	9,757,389	42,428,094	—	52,185,483	769,905	8,723,769

Foreign
Residential mortgages	203,456	177,586	381,042	3,492,116	274,904	4,148,062	174	248,797
Credit card	116,981	341,014	457,995	3,305,266	—	3,763,261	—	360,289
Other consumer	169,789	398,985	568,774	2,565,722	—	3,134,496	253	505,627
Small business loans	98,124	511,061	609,185	1,648,877	—	2,258,062	677	582,707
Other commercial loans	339,631	984,436	1,324,067	9,447,461	2,343	10,773,871	155,977	1,045,752

Total Foreign loans	927,981	2,413,082	3,341,063	20,459,442	277,247	24,077,752	157,081	2,743,172

Total loans	2,998,399	10,100,053	13,098,452	62,887,536	277,247	76,263,235	926,986	11,466,941

(1)
Loans less than 30 days past due are included in current loans.

Credit ratings of commercial loans

        According to the Group's credit policy, all corporate customers are rated on a 22-grade scale. This rating is based on quantitative and qualitative criteria and is reviewed at least annually. Additionally, each of the Bank's and its subsidiaries' rating systems consider the borrower's industry risk and its relative position within its peer group. Small business loans are rated through a behavioral model on a 14-grade scale. The ratings scale for corporate and small business customers corresponds to likelihood of default. Customers classified as "Satisfactory" have low likelihood of default, customers classified as "Watchlist" have medium to high likelihood of default and customers classified as Substandard are already defaulted.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        The following table presents commercial loans credit quality information as at December 31, 2010 and 2011:

	December 31, 2010			December 31, 2011
	Small business loans	Other commercial loans	Total commercial loans	Small business loans	Other commercial loans	Total commercial loans
	(EUR in thousands)			(EUR in thousands)
Greek
Satisfactory	1,317,834	20,428,464	21,746,298	906,577	11,283,505	12,190,082
Watchlist	1,889,368	2,021,343	3,910,711	1,528,817	9,486,380	11,015,197
Substandard	1,015,079	734,990	1,750,069	1,434,829	2,183,906	3,618,735

	4,222,281	23,184,797	27,407,078	3,870,223	22,953,791	26,824,014

Foreign
Satisfactory	1,121,790	10,529,810	11,651,600	1,156,800	9,800,548	10,957,348
Watchlist	192,343	819,501	1,011,844	687,173	769,048	1,456,221
Substandard	407,278	713,787	1,121,065	414,089	204,275	618,364

	1,721,411	12,063,098	13,784,509	2,258,062	10,773,871	13,031,933

Total	5,943,692	35,247,895	41,191,587	6,128,285	33,727,662	39,855,947

        The increase in Greek watchlisted loans also includes EUR 6,939.8 million, which relates to the Greek State and loans exchanged in the PSI.

Impaired loans

        Impaired loans are those loans where the Group believes it is probable that it will not collect all amounts due according to the original contractual terms of the loan. Impaired loans include loans whose terms have been modified in troubled debt restructuring due to borrower's financial difficulties and to which the Group has granted a concession to the borrower.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        The following table presents information about total impaired loans at and for the period ending December 31, 2010 and 2011:

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

	At and for the year ended December 31, 2011
	Total recorded balance	Related allowance	Average recorded balance	Interest income recognized during the period the loan was impaired	Interest income recognized on a cash basis
	(EUR in thousands)
Greek
With no related allowance:
Residential mortgages	20,749	—	20,469	—	—
Other consumer loans	35,760	—	34,810	1,899	—
Small business loans	2,770	—	—	—	—
Other commercial loans	300,323	—	107,137	2,344	—
With related allowance:
Residential mortgages	2,798,057	(464,239)	2,264,525	—	20,433
Credit cards	540,059	(398,737)	511,309	5,251	40
Other consumer loans	1,994,087	(983,433)	1,709,580	3,447	17,347
Small business loans	1,493,055	(555,348)	1,250,425	2,247	68
Other Commercial loans	9,366,605	(2,886,287)	3,046,392	30,264	5,529

Total Greek impaired loans	16,551,465	(5,288,044)	8,944,647	45,452	43,417

Foreign
With no related allowance:
Residential mortgages	299	—	—	—	—
Other consumer loans	208	—	14	—	—
Small business loans	3,866	—	479	—	—
Other Commercial loans	92,174	—	54,508	—	113
With related allowance:
Residential mortgages	234,935	(50,065)	199,139	7,378	810
Credit cards	354,851	(243,331)	322,110	5	18,329
Other consumer loans	502,651	(283,580)	444,415	12,408	17,824
Small business loans	609,818	(170,255)	551,683	20,032	337
Other Commercial loans	1,591,724	(330,580)	1,318,137	65,680	26,756

Total Foreign impaired loans	3,390,526	(1,077,811)	2,890,485	105,503	64,169

        The increase in Greek impaired loans also includes EUR 6,939.8 million, which relates to the Greek State and loans exchanged in the PSI.

	2009	2010	2011
	(EUR in thousands)
Average recorded investment in impaired loans	3,035,646	6,595,708	11,835,132
Interest income recognized on a cash basis	30,377	86,742	107,586

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Roll forward of impaired loans

        The following table presents the roll-forward of impaired loans for the years ended December 31, 2010 and 2011:

	2010	2011
	(EUR in thousands)
Opening balance as of January 1,	4,965,712	8,385,975
Impaired loans in the period	4,102,230	12,712,334
Loans transferred to non-impaired status	(174,282)	(238,211)
Impaired loans paid-off	(394,035)	(450,205)
Sale of impaired loans	—	(107,244)
Impaired loans written-off	(140,371)	(169,512)
Foreign exchange differences	26,721	(191,146)

Closing balance as of December 31,	8,385,975	19,941,991

        The increase in new impaired loans also includes EUR 6,939.8 million, which relates to the Greek State and loans exchanged in the PSI.

Allowance for loan losses

        An analysis of the change in the allowance for loan losses for the years ended December 31, follows:

	2009	2010			2011
	Total	Consumer	Commercial	Total	Consumer	Commercial	Total
	(EUR in thousands)
Balance at beginning of year	1,232,626	1,004,147	1,061,031	2,065,178	1,677,340	1,498,065	3,175,405
Provision for loan losses	998,448	711,805	493,190	1,204,995	999,000	1,384,529	2,383,529
Provision for loans eligible to PSI(1)	—	—	—	—	—	1,319,740	1,319,740
Write-offs	(196,312)	(53,743)	(86,628)	(140,371)	(85,451)	(84,061)	(169,512)
Recoveries	29,663	11,078	12,171	23,249	23,635	7,565	31,200

Net Write-offs	(166,649)	(42,665)	(74,457)	(117,122)	(61,816)	(76,496)	(138,312)
Sale of impaired loans	—	—	—	—	—	(107,244)	(107,244)
Translation differences	753	4,053	18,301	22,354	(53,496)	(28,987)	(82,483)

Allowance at end of year	2,065,178	1,677,340	1,498,065	3,175,405	2,561,028	3,989,607	6,550,635

(1)
Provision due to PSI relates to the impairment recognized in 2011 for certain loans to the Hellenic Republic or loans to Greek public sector entities that are guaranteed by the Hellenic Republic, which were eligible for the PSI.

        In addition to loans eligible to PSI, the Group has granted a loan to the Greek State, loans to Greek public sector entities, which are guaranteed by the Greek State and loans to corporate and individuals guaranteed by the Greek State at December 31, 2011.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        The Group has conducted impairment assessment individually or collectively, for all its exposures related to the Greek State. Allowances for loan losses have been accounted where deemed appropriate.

        Total exposure to the Greek State and its related allowance at December 31, 2011, are the following:

	Total loans	Allowance for loan losses
	(EUR in thousands)
Loan to the Greek state	5,160,819	(400,609)
Loans eligible to PSI	1,779,022	(1,319,739)
Loans to public sector entities	905,007	(134,883)
Corporate and Small Business loans	766,551	(98,425)
Mortgage loans	1,410,907	—

Total loans	10,022,306	(1,953,656)
Securities purchased under agreements to resell	342,050	—
Other assets	400,604	(39,400)

Total Exposure to Greek state	10,764,960	(1,993,056)

Allowance for loan losses by portfolio segment

        The following table provides the allowance for credit losses by portfolio segment and the respective recorded investment at December 31, 2010.

	Consumer loans	Commercial loans	Total
	(EUR in thousands)
Greek
Allowance for loan losses at year end	1,157,423	965,380	2,122,803
of which:
for impaired loans	1,084,476	935,458	2,019,934
for non-impaired loans	72,947	29,922	102,869
Impaired loans	3,636,743	1,993,829	5,630,572
Non-impaired loans	22,938,866	25,413,249	48,352,115
Foreign
Allowance for loan losses at year end	519,917	532,685	1,052,602
of which:
for impaired loans	439,966	469,107	909,073
for non-impaired loans	79,951	63,578	143,529
Impaired loans	746,765	2,008,638	2,755,403
Non-impaired loans	10,222,773	11,766,988	21,989,761

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        The following table provides the allowance for loan losses by portfolio segment and the respective recorded investment at December 31, 2011.

	Consumer loans	Commercial loans	Total
	(EUR in thousands)
Greek
Allowance for loan losses at year end	1,954,921	3,478,907	5,433,828
of which:
for impaired loans	1,846,409	3,441,635	5,288,044
for non-impaired loans	108,512	37,272	145,784
Impaired loans	5,388,712	11,162,753	16,551,465
Non-impaired loans	19,972,757	15,661,261	35,634,018
Foreign
Allowance for loan losses at year end	606,107	510,700	1,116,807
of which:
for impaired loans	576,975	500,836	1,077,811
for non-impaired loans	29,132	9,864	38,996
Impaired loans	1,092,944	2,297,582	3,390,526
Non-impaired loans	9,677,971	10,732,008	20,409,979

Allowance for loan losses by portfolio segment and methodology

        As discussed in Note 3 our methodology for estimating the allowance for loan losses has three primary components, specific allowances, coefficient analysis and homogeneous analysis, while the methodologies applied by our foreign subsidiaries and branches are similar to those employed by the Group for loans in Greece.

        Loss forecast models utilized for portfolios of homogeneous loans consider a variety of factors including, but not limited to, historical loss experience, anticipated defaults or foreclosures based on portfolio trends, delinquencies and credit scores, and expected loss factors by loan type. In addition, in calculating our homogeneous allowances for loan losses we consider the current economic conditions and trends and changes in lending policies and procedures. The current macroeconomic conditions affect our default and recovery models gradually as more information regarding the performance and behavior of loan customers is gathered. Based on this information we adjust the "Loss-given-default" and "Probability of Default" parameters used for the estimation of allowance for loan losses, keeping the fundamental methodology intact, that is, we continue to calculate recoveries (and losses) based on realized cash inflows ("workout approach").

        As at December 31, 2011, we did not believe an adjustment to historical loss experience for changes in trends, conditions, and other relevant factors that affect repayment of the loans was necessary beyond the incorporation of current information in the data used to estimate the

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

homogeneous allowances. In calculating our homogeneous allowances for loan losses we considered the following key factors:

  Volume and severity of past-due and non-accruing loans:

        The higher volume and severity of past due and non-accruing loans in 2011 automatically fed into the calculation of the allowance for loan losses by: (a) increasing the underlying pools on which we calculate a significant portion of the total loss allowances, (b) adjusting the loss rates by incorporating the most recent available information and (c) adjusting upwards the probability of default, which is estimated using data from the previous twelve months. The worsening of the quality of our loan portfolio in terms of delinquencies was the primary cause of the significant increase in of the allowance for loan losses based on homogeneous analysis.

        As at December 31, 2011, we concluded that the incorporation of the current market conditions at that time in our methodology as described above was sufficient to estimate the allowance for probable loan losses as at December 31, 2011 and therefore did not further adjust historical loss experience.

  Economic conditions and trends:

        We believe that changes in national, regional and local economic business conditions impact repayment of loans. Specifically, at December 31, 2011, there was deterioration in Greek economic conditions as a result of the recession of the Greek economy and the adverse developments regarding the Greek public debt and fiscal deficit. That deterioration in economic conditions was reflected in our allowance for loan losses estimated as of December 31, 2011, in three ways: firstly, it resulted in an increase in the level of past due and non-accruing loans which affected the provisions as described above, secondly, it increased the probability of default in our assessment for incurred but not identified impairment in homogeneous loans and thirdly the decline in real estate prices was incorporated in our analysis, where applicable.

        Therefore, as at December 31, 2011, we concluded that no further adjustment to the historical loss rates was necessary due to the current economic conditions, since the loss rates applied are long term averages based on long recovery periods for all portfolios assessed using the homogeneous analysis.

  Lending policies and procedures

        In response to the higher volume and severity of past due loans, we reviewed and tightened our credit approval criteria during 2010 and 2011, for example by lowering both the loan-to-value and the payment-to-income acceptable ratios. As a result, we expected that the quality of new loans granted after 2009 will be improved. However, the loans originated during 2010 and 2011 were not significant enough to cause a change in observed probabilities of default or loss given defaults. Accordingly, we did not adjust those variables as at December 31, 2011.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        The following tables set forth the allowances for loan losses by portfolio segment and by methodology and the respective recorded investment as at December 31, 2010 and December 31, 2011:

	Consumer loans		Commercial loans		Total
December 31, 2010	Loans	Allowance for loan losses	Loans	Allowance for loan losses	Loans	Allowance for loan losses
	(EUR in thousands)
Specific allowance	—	—	908,611	564,598	908,611	564,598
Coefficient allowance	—	—	22,445,983	106,415	22,445,983	106,415
Homogeneous allowance	26,575,609	1,157,423	4,052,484	294,367	30,628,093	1,451,790
Foreign	10,969,538	519,917	13,775,626	532,685	24,745,164	1,052,602

Total loans	37,545,147	1,677,340	41,182,704	1,498,065	78,727,851	3,175,405

	Consumer loans		Commercial loans		Total
December 31, 2011	Loans	Allowance for loan losses	Loans	Allowance for loan losses	Loans	Allowance for loan losses
	(EUR in thousands)
Specific allowance	—	—	9,033,028	2,811,450	9,033,028	2,811,450
Coefficient allowance	—	—	14,155,120	198,160	14,155,120	198,160
Homogeneous allowance	25,361,469	1,954,616	3,635,866	469,602	28,997,335	2,424,218
Foreign	10,770,915	606,107	13,029,590	510,700	23,800,505	1,116,807

Total loans	36,132,384	2,560,723	39,853,604	3,989,912	75,985,988	6,550,635

        The increase of loans for which a specific allowance has been accounted for also includes EUR 6,939.8 million, which relates to the Greek State and loans exchanged in the PSI.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Collateral dependent loans

        Impaired loans net of allowance for loan losses include collateral dependent loans of EUR 538,316 thousand and EUR 1,216,833 thousand at December 31, 2010 and December 31, 2011, respectively. In general, a loan is classified as collateral dependent when the loan agreement is terminated, foreclosure is probable and as a result the impairment is measured based on the fair value of the collateral. The time between the termination of the agreement and the loan being classified as collateral dependent may vary significantly because the timing of both actions is determined on a case by case basis. In Greece, the typical length of time between classification of the loan as collateral dependent and foreclosure is about 4 years, however there are a number of cases in which this period can be prolonged because either injunctions to the foreclosure procedure are raised by the customer or third parties, or the procedure has been postponed due to a settlement or repayment. In Turkey and South Eastern Europe enforcement of collateral or exhaustion of legal actions take significantly less time than in Greece.

        The majority of these loans are secured with properties, for which foreclosure was probable and the impairment was measured based on the fair value of the collateral. These measurements are classified as Level 3 in the fair value hierarchy.

        The fair value of the properties was estimated by qualified external or internal appraisers using one or more of the market approach, the income approach or the replacement cost approach. The key inputs, upon which these estimates are based, are market prices of similar properties, market yields and cost estimates. According to the Group impairment methodology, corporate business units that are responsible for the impairment assessment have to ensure that in cases where cash flows are expected from collateral liquidation, collateral value has to be based on a recent (within the current year) independent appraisal from qualified appraiser, unless loan exposures are significantly lower than the collateral values.

Securitized loans and Covered bonds

        Loans include securitized loans and loans used as collateral in the covered bonds programs as follows:

Securitized loans	2010	2011
	(EUR in thousands)
Consumer loans (Revolver 2008—1 Plc—December 2008)	1,161,510	1,035,809
Credit cards (Revolver 2008—1 Plc—December 2008)	1,244,399	1,065,395
Receivables from Public sector (Titlos Plc—February 2009)	5,276,774	4,760,210
Mortgages (Spiti Plc—September 2011)	—	1,677,571
Auto loans (Autokinito Plc—September 2011)	—	430,644
Consumer loans (Agorazo Plc—September 2011)	—	1,494,713

Total	7,682,683	10,464,342

Covered bonds	2010	2011
	(EUR in thousands)
Mortgages	15,561,399	16,550,590
of which eligible collateral	14,038,207	14,211,435

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Securitized loans

        The Bank, through its VIEs, has the following securitized notes in issue as at December 31, 2011:

Issuer	Description	Type of collateral	Issue date	Maturity date	Nominal amount in million EUR		Interest rate
Revolver 2008—1 Plc(1)	Secured Floating Rate Notes—Class A	Consumer loans and credit card accounts	December 12, 2008	September 2020	1,000.0	(1),(2)	Paid monthly at a fixed rate of 2.6% per annum
Revolver 2008—1 Plc(1)	Secured Floating Rate Notes—Class B	Consumer loans and credit card accounts	December 12, 2008	September 2020	268.9	(2)	Paid monthly at a fixed rate of 2.9% per annum
Titlos Plc	Floating Rate Asset Backed Notes	Receivables from Public sector	February 26, 2009	September 2039	5,100.0	(3)	Paid semi-annually at a rate of six-month Euribor plus 50 bps per annum
Spiti Plc	Asset Backed Floating Rate Notes—Class A	Residential mortgages	September 20, 2011	September 2058	1,500.0	(2)	Paid semi-annually at a rate of six-month Euribor plus a margin of 400 bps
Spiti Plc	Asset Backed Floating Rate Notes—Class B	Residential mortgages	September 20, 2011	September 2058	249.5	(2)	Paid semi-annually at a rate of six-month Euribor plus a margin of 700 bps
Autokinito Plc	Asset Backed Floating Rate Notes—Class A	Auto loans	September 23, 2011	September 2023	400.0	(2)	Paid semi-annually at a rate of six-month Euribor plus a margin of 200 bps
Autokinito Plc	Asset Backed Floating Rate Notes—Class B	Auto loans	September 23, 2011	September 2023	96.5	(2)	Paid semi-annually at a rate of six-month Euribor plus a margin of 350 bps
Agorazo Plc	Asset Backed Floating Rate Notes—Class A	Consumer loans	September 23, 2011	September 2033	1,250.0	(2)	Paid semi-annually at a rate of six month Euribor plus a margin of 300 bps
Agorazo Plc	Asset Backed Floating Rate Notes—Class B	Consumer loans	September 23, 2011	September 2033	412.8	(2)	Paid semi-annually at a rate of six-month Euribor plus a margin of 450 bps

(1)
The secured notes were issued through two VIEs, "Revolver APC Limited" (the Asset Purchase Company "APC", incorporated in the UK) and "Revolver 2008—1 Plc" (the Issuer). APC paid for the receivables that were sold and assigned to it by the Bank (the Transferor) from the proceeds of the issuance of a limited recourse note (Series 2008—1 APC loan note) to the issuer. The Issuer financed the acquisition of the Series 2008—1 APC loan note from the proceeds of the issuance of the secured notes. As at December 31, 2010 and 2011, the balances of the subordinated loans were EUR 307.3 million and EUR 199.8 million, respectively. The Bank, at its discretion, may make further advances to APC

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

  under the APC Subordinated loan agreement, where the transfer of interest is less than the minimum transfer of interest.
  On February 28, 2011, a) EUR 500.0 million class A notes were cancelled and b) the interest was changed from one month-Euribor plus 30 bps to fixed 2.6% on the class A notes and from one-month Euribor plus 60 bps to fixed 2.9% on the class B notes. The class A notes have been rated B- by Fitch and CCC by Standard and Poor's.

(2)
The Bank retains the option to call the notes on any interest payment date and reissue a new series, or sell them as is to investors.

(3)
The Bank retains the option to call the notes on any re-novation date or on any optional redemption date and reissue a new series or sell the notes to investors.

        With respect to all the above securitization transactions, the Bank has sold and assigned certain of its loans to VIEs. The VIEs have paid for the receivables acquired from the Bank with the proceeds from the issuance of the secured notes, which have been acquired by the Bank. Since the Bank has purchased and continuously owns all issued secured notes and, therefore, is the primary beneficiary of the above VIEs, we have not applied sales accounting at Group level for the above transactions. That is, in our consolidated financial statements, the loans are not derecognized and continue to be presented within "Loans" on our consolidated balance sheets. For the same reason we do not record a liability with respect to the notes issued or a servicing asset or liability.

        Additionally, the following transaction was unwound with the loans being sold back to the transferor in exchange for the notes:

Issuer	Description	Type of collateral	Issue date	Maturity date	Cancelled date	Nominal amount in million EUR	Interest rate
Eterika Plc	Asset Backed Floating Rate Notes—Class A	Commercial loans	July 31, 2008	June 2035	May 2010	975.0	Paid quarterly at a rate of three-month Euribor plus 30 bps
Eterika Plc	Asset Backed Floating Rate Notes—Class B	Commercial loans	July 31, 2008	June 2035	May 2010	365.0	Paid quarterly at a rate of three-month Euribor plus 250 bps

        All of the above notes issued were not presented within "Long-term debt" and the loans were not derecognized as the Bank is the owner of the issued secured notes and primary beneficiary of the above VIEs.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Covered bonds

        Under the covered bond Programs I and II, the Bank has the following covered bond series in issue as at December 31, 2011:

Program	Series number	Type of collateral	Issue date	Maturity date	Nominal amount in million EUR	Interest rate
Program I(1)	Third Series(3)	Residential mortgage loans	October 7, 2009	October 2016	1,500.0	Paid annually at a fixed coupon rate of 3.875%
Program II(2)	First Series(4)	Residential mortgage loans	June 24, 2010	June 2015 (with an additional ten-year extension option)	1,500.0	Paid quarterly at the ECB's refinancing rate plus a margin of 170 bps
Program II(2)	Second Series(4)	Residential mortgage loans	June 24, 2010	June 2017 (with an additional ten-year extension option)	1,500.0	Paid quarterly at the ECB's refinancing rate plus a margin of 200 bps
Program II(2)	Third Series(4)	Residential mortgage loans	June 24, 2010	June 2019 (with an additional ten-year extension option)	1,500.0	Paid quarterly at the ECB's refinancing rate plus a margin of 230 bps
Program II(2)	Fourth Series	Residential mortgage loans	November 25, 2010	November 2018 (with an additional ten-year extension option)	1,500.0	Paid quarterly at the ECB's refinancing rate plus a margin of 210 bps
Program II(2)	Fifth Series(5)	Residential mortgage loans	May 6, 2011	September 2013 (with an additional ten-year extension option)	1,500.0	Paid quarterly at the ECB's refinancing rate plus a margin of 230 bps
Program II(2)	Sixth Series	Residential mortgage loans	May 6, 2011	September 2014 (with an additional ten-year extension option)	1,300.0	Paid quarterly at the ECB's refinancing rate plus a margin of 250 bps

(1)
EUR 10.0 billion covered bonds program ("Program I") established on November 26, 2008. The issue under this Program is currently rated B1 by Moody's and BB- by Fitch.

(2)
EUR 15.0 billion covered bonds program ("Program II") established on June 21, 2010. The issues under this Program are currently rated B1 by Moody's and BBB- by Fitch.

(3)
This issue is presented within "Long-term debt" (see Note 24) since all bonds were sold to domestic and foreign investors.

(4)
Initially, on June 24, 2010 the Bank issued the three Series of EUR 1.0 billion each and on July 29, 2010, the Bank issued the second tranches of EUR 500.0 million each. On September 24, 2010 the two tranches of each Series were funged.

(5)
Initially, on May 6, 2011 the Bank issued the fifth Series of EUR 500.0 million and on June 20, 2011, the Bank issued the second tranche of EUR 1.0 billion and funged.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        Other than the third Series of Program I, all the above issues have not been sold to investors, are held by the Bank and therefore are not presented within "Long-term debt" (see Note 24).

        Information regarding covered bonds can be found at the Bank's website (www.nbg.gr) under "Investor Relations\Debt Investors".

        Furthermore, the Bank, in 2010 and 2011, has cancelled the following issues under the covered bond Program I of EUR 10.0 billion:

Series number	Issue date	Cancellation date	Original nominal amount in EUR	Cancelled amount in million EUR
Fourth Series	March 18, 2010	November 30, 2010	1.5 billion	1,000.0
First Series	November 28, 2008	May 6, 2011	1.0 billion	650.0
Second Series	November 28, 2008	May 6, 2011	1.0 billion	800.0
Fifth Series	May 11, 2010	May 6, 2011	1.0 billion	350.0
Second Series	November 28, 2008	June 2, 2011	1.0 billion	150.0
First Series	November 28, 2008	June 20, 2011	1.0 billion	300.0
Fifth Series	May 11, 2010	June 20, 2011	1.0 billion	650.0
First Series	November 28, 2008	August 3, 2011	1.0 billion	50.0	(1)
Second Series	November 28, 2008	August 3, 2011	1.0 billion	50.0	(1)

(1)
Repurchase and cancellation of EUR 50.0 million covered bonds, as these issues were sold on September 1, 2009 to institutional investors and presented within "Long-term debt" (see Note 24).

NOTE 14:    GOODWILL, SOFTWARE AND OTHER INTANGIBLES

        The following presents the allocation of goodwill by segment for December 31:

	2010
	Opening 2010	Additions and foreign exchange differences	Impairment/ write-offs	Closing 2010
	(EUR in thousands)
Global Markets and Asset Management	7,956	—	—	7,956
International	476,221	(6,274)	(6,320)	463,627
Turkish Operations	2,600,143	107,303	—	2,707,446
Insurance	239,297	—	—	239,297
Other	82,630	(1,878)	—	80,752

Total	3,406,247	99,151	(6,320)	3,499,078

        The change in International relates to net additions in other private equity business activities of the Group as well as to negative foreign exchange differences amounting to EUR 6.1 million and EUR 18.6 million respectively. The increase in Turkish Operations is due to the positive foreign

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14:    GOODWILL, SOFTWARE AND OTHER INTANGIBLES (Continued)

exchange differences amounting to EUR 107.1 million. The Group recognized EUR 6.3 million impairment losses for goodwill relating to private equity investments.

	2011
	Opening 2011	Additions and foreign exchange differences	Impairment/ write-offs	Closing 2011
	(EUR in thousands)
Global Markets and Asset Management	7,956	—	(7,956)	—
International	463,627	24,216	(125,148)	362,695
Turkish Operations	2,707,446	(414,015)	—	2,293,431
Insurance	239,297	—	(236,727)	2,570
Other	80,752	—	(48,584)	32,168

Total	3,499,078	(389,799)	(418,415)	2,690,864

        The change in International relates to additions in other private equity business activities of the Group as well as to positive foreign exchange differences amounting to EUR 20.6 million and EUR 3.6 million respectively and to impairment of EUR 125.1 million mainly relating to Vojvodjanska Banka, Banca Romaneasca and NBG Leasing IFN. The decrease in Turkish Operations is due to the foreign exchange differences amounting to EUR 414.0 million. Finally the change in insurance relates to impairment of the total amount of goodwill relating to Ethniki Hellenic General Insurance S.A. ("EH") of EUR 236.7 million due to the continuing adverse developments in the Greek economy and the profound effect of the PSI on the subsidiary's equity. Finally, the Group wrote-off EUR 56.5 million of goodwill relating to certain other domestic operations.

        The reporting units utilized for goodwill impairment tests are the business segments or one level below the business segments, based on the level at which discrete financial information is available and management regularly reviews the operating results of that unit. The reporting units where significant goodwill is allocated are the Turkish banking operations and the Serbian operations within the International banking segment. The goodwill relates to the acquisitions of Finansbank and Vojvodjanska Banka, respectively.

        Goodwill is tested for impairment annually, at December 31. In 2011, in step 1 of the goodwill impairment test the fair value of the above reporting units was estimated using the income approach and in particular the Dividend Discount Model ("DDM") because (a) the reporting units consist of subsidiaries of the Group, and therefore their operations are directed by the Group, (b) the DDM incorporates the earnings variability associated with the restructuring of these subsidiaries operations following their acquisition, and (c) the DDM incorporates management's views of the near and medium term as well as detailed views of current and near future market conditions and strategy.

        The DDM is based on management's forecasts, long-term growth rates based on the respective country GDP rates adjusted for inflation and discount rates based on observable market long term government bond yields and average industry betas.

        The result of the DDM is cross-checked with other valuation methods, such as book value and earnings market multiples. These multiples corroborate the result or the DDM.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14:    GOODWILL, SOFTWARE AND OTHER INTANGIBLES (Continued)

        Underlying assumptions to the valuation models are that the entities comprising these reporting units will remain subsidiaries of the Group, that the general macroeconomic and political conditions in the respective markets will remain stable, that economic activity will continue to grow in the medium term and that the reporting units will continue to be able to fund their operations. If any of these conditions changes in the future, it may reduce the value of the reporting units and cause an impairment charge with respect to the goodwill.

        The methodology applied has not changed since the previous assessment; however, the estimated cash flows were updated to reflect the current management estimates and market conditions.

        Based on the results of step 1 of the impairment test, we determined that the fair value of Turkish banking operations, based on a 6.8% (2010: 5.8%) terminal growth rate and 18.1% (2010: 17.7%) pretax discount rate, exceeded the carrying amount by EUR 0.1 billion (2010: EUR 0.6 billion). A 1% increase in the discount rate or a 1% decrease in the terminal growth rate would decrease the fair value by approximately EUR 0.3 billion (2010: EUR 0.4 billion) and EUR 0.2 billion (2010: EUR 0.3 billion) respectively. In addition, a 5% decrease in the forecast amounts available for dividends would decrease the fair value by approximately EUR 0.2 billion (2010: EUR 0.2 billion).

        The fair value of Serbian operations, based on a 8.0% (2010: 8.0%) terminal growth rate and 13.5% (2010: 13.7%) pre tax discount rate, was less than the carrying amount by EUR 80.8 million (2010: greater by EUR 169.2 million). A 1% increase in the discount rate or a 1% decrease in the terminal growth rate would decrease the fair value by EUR 57.1 million (2010: EUR 95.1 million) and EUR 47.4 million (2010: EUR 77.8 million) respectively. In addition, a 5% decrease in the forecast pre-tax earnings would decrease the fair value by EUR 16.8 million (2010: EUR 29.7 million). Based on the results of step 1 of the impairment test for Serbian operations, we performed step 2 of the impairment test and concluded to recognize an impairment charge of EUR 100.0 million. Since the DDM is based on management's forecasts that are unobservable inputs, the measurement of the goodwill impairment charge relating Serbian operations is classified as a Level 3 fair value measurement.

        The gross carrying amount and accumulated amortization relating to software and other intangibles at December 31 are presented below:

	2010			2011
	Software	Other intangibles	Total	Software	Other intangibles	Total
	(EUR in thousands)
Gross carrying amount	504,164	393,186	897,350	543,019	367,523	910,542
Accumulated amortization	(298,092)	(139,367)	(437,459)	(343,368)	(168,182)	(511,550)

Net book value	206,072	253,819	459,891	199,651	199,341	398,992

        As at December 31, 2011, other intangibles include intangibles identified upon the acquisition of acquired entities and consist of core deposits of EUR 12,060 thousand (2010: EUR 18,990 thousand), customer relationships of EUR 37,049 thousand (2010: EUR 59,917 thousand), software of EUR 7,052 thousand (2010: EUR 9,264 thousand), all of which have finite lives and trade names of EUR 127,061 thousand (2010: EUR 148,185 thousand) and mutual funds contracts of

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14:    GOODWILL, SOFTWARE AND OTHER INTANGIBLES (Continued)

EUR 2,191 thousand (2010: EUR 2,587 thousand) which have indefinite lives. The estimated useful lives of core deposits and customer relationships are 6-11 years and software 11-14 years.

        Amortization expense on software and other intangibles amounted to EUR 65,260 thousand, EUR 79,906 thousand and EUR 98,930 thousand in 2009, 2010 and 2011 respectively. The Group estimates that aggregate amortization expense for the five succeeding fiscal years will be EUR 81,214 thousand, EUR 60,375 thousand, EUR 35,429 thousand, EUR 23,660 thousand and EUR 16,276 thousand for years 2012 through 2016 respectively.

NOTE 15:    PREMISES AND EQUIPMENT AND LEASE COMMITMENTS

        Premises and equipment at December 31, comprised:

	2010	2011
	(EUR in thousands)
Land	214,575	216,445
Buildings	892,541	970,246
Leasehold improvements	244,506	240,874
Furniture, fittings, machinery and vehicles	1,040,914	1,079,042

Total, at cost	2,392,536	2,506,607
Less: accumulated depreciation	(1,170,547)	(1,233,152)

Net book value	1,221,989	1,273,455

        Certain Group premises and equipment are leased under various operating leases. Rental expense amounted to EUR 110,296 thousand, EUR 120,386 thousand and EUR 119,226 thousand for the years ended December 31, 2009, 2010 and 2011, respectively.

        Future minimum rental commitments under non-cancellable operating leases are presented below. The Group did not enter into any material capital leases.

Operating Leases
(EUR in thousands)
2012	87,842
2013	77,699
2014	68,339
2015	59,097
2016	55,015
Thereafter	140,856

Total minimum lease payments	488,848

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16:    OTHER ASSETS

        Other assets at December 31, comprised:

	2010	2011
	As restated
	(EUR in thousands)
Insurance related assets	808,429	620,383
Deferred tax assets	1,087,276	259,092
Prepaid income taxes	191,821	282,275
Assets acquired through foreclosure proceedings	175,541	184,790
Brokerage auxiliary funds	10,378	10,156
Private equity: Investees Assets	87,289	127,150
Prepaid expenses	165,246	139,105
Advances to employees	27,037	17,826
Unlisted equity securities	94,222	101,070
Hellenic Deposit and Investment Guarantee Fund	227,078	288,090
Receivables from Greek State	204,282	361,204
Checks and credit card transactions under settlement	221,922	176,312
Securities transactions under settlement	16,082	9,177
Trade and other receivables	112,164	113,256
Other	363,853	544,924

Total	3,792,620	3,234,810

        In accordance with article 6 of Greek Law 3714/2008, the amount of deposits guaranteed by the Hellenic Deposit and Investment Guarantee Fund (HDIGF) is EUR 100 thousand per client. Accordingly, the contributions paid by banks to HDIGF increased from 2008 onwards. The Greek Law 3746/2009 concerning HDIGF provides that the excess of annual contributions calculated in accordance with the above article 6 of Greek Law 3714/2008, are included in a special reserve which will be jointly owned by the credit institutions in proportion to their participation.

        In accordance with article 10 of Greek Law 3746/2009, HDIGF guarantees up to an amount of EUR 30 thousand per client for investing activities. In 2010, the participating credit institutions paid the first contributions relating to article 10 of Greek Law 3746/2009 which provides that the said contributions are included in a special reserve which will be jointly owned by the credit institutions in proportion to their participation.

NOTE 17:    HELLENIC REPUBLIC BANK SUPPORT PLAN

        We participated in the Hellenic Republic Bank Support Plan as follows:

  Pillar I—Preference share facility

        On January 22, 2009, an Extraordinary General Meeting of the Bank's Shareholders was held, which approved the issue of 70 million redeemable preference shares at a par value of EUR 5.00 each with the cancellation of the pre-emptive rights of the existing shareholders in favor of the Greek State in accordance with Greek Law 3723/2008 for the Bank's participation in the part (1) of the Hellenic Republic Bank Support Plan. On May 21, 2009, the Bank's Board of Directors certified that the Greek State fully covered the said issue of preferred shares. This increase was covered through the transfer to

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17:    HELLENIC REPUBLIC BANK SUPPORT PLAN (Continued)

the Bank of an equal market value Greek government bond with a coupon rate of six-month Euribor plus 130 basis points. On May 25, 2009, the Board of Directors' minutes for the above mentioned certification were filed with the Ministry of Development (resolution K2-5300/Registrar of Companies). Following the above the Bank's share capital increased by EUR 350 million.

        On December 22, 2011, the Extraordinary General Meeting of the Bank's Shareholders approved a) the share capital increase by EUR 1,000.0 million through the issue of additional 200 million Redeemable Preference Shares at a nominal value of EUR 5.00 each with the cancellation of the pre-emptive rights of the existing shareholders in favor of the Greek State, in accordance with the Law 3723/2008 and b) the revocation of the decision of the Extraordinary General Meeting of the Bank's Shareholders held on November 26, 2010 regarding the repurchase by the Bank of the 70 million Redeemable Preference Shares in favor of the Greek State, in accordance with the Law 3723/2008.

        On December 30, 2011, following the above decision, the Bank issued the 200 million Redeemable Preference Shares at a nominal value of EUR 5.00 each. For the redeemable preference shares in favor of the Greek State, please also refer to Note 32.

  Pillar II—Government guaranteed short-term borrowings facility

        Under the government-guaranteed borrowings facility, we participated in the second pillar of Greek Law 3723/2008 as follows:

Description	Issue date	Maturity date	Nominal amount		Interest rate	Interest payment
			(EUR in millions)
Floating Rate Notes	April 26, 2010	April 2013	2,500.0		Three-month Euribor plus 1,200 bps	Quarterly	(2)
Floating Rate Notes	May 4, 2010	May 2013	1,345.0	(1)	Three-month Euribor plus 500 bps	Quarterly
Floating Rate Notes	May 4, 2010	May 2013	655.0		Three-month Euribor plus 1,200 bps	Quarterly	(2)
Floating Rate Notes	June 28, 2010	June 2013	4,265.6		Three-month Euribor plus 1,200 bps	Quarterly	(2)
Floating Rate Notes	December 23, 2010	December 2013	4,107.7		Three-month Euribor plus 1,200 bps	Quarterly	(2)
Floating Rate Notes	June 7, 2011	June 2014	1,925.0		Three-month Euribor plus 1,200 bps	Quarterly	(2)

Total			14,798.3

(1)
On December 20, 2011 and December 23, 2011, the Bank repurchased Notes of amount EUR 907.0 million (EUR 700.0 million and EUR 207.0 million, respectively) that were held by third parties and included in the Group's Long-term debt (see Note 24 to the U.S. GAAP Financial Statements).

(2)
On June 3, 2011, the annual interest rate increased to three-month Euribor plus a margin of 1,200 bps.

        The notes described above are held by the Bank and therefore, are not presented as liabilities on the Consolidated Balance sheet. Additionally, the notes are currently rated Caa2 by Moody's and B- by Fitch.

  Pillar III—Debt instruments issued by the Public Debt Management Agency

        On April 12, 2010, the Bank obtained from Public Debt Management Agency, Greek government bonds having a nominal value of EUR 787.0 million collateralized with shipping and mortgage loans.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17:    HELLENIC REPUBLIC BANK SUPPORT PLAN (Continued)

These bonds can only be used as collateral for financing and therefore are reflected in off-balance sheet items.

NOTE 18:    PLEDGED ASSETS

        At December 31, 2010 and 2011, the Group pledged to central banks and other third parties for funding purposes, bonds, loans and other securities, of EUR 24,811.3 million and EUR 32,665.5 million, respectively.

        The pledged amounts as at December 31, 2011 relate to:

  •
  trading, available-for-sale and held-to-maturity debt securities of EUR 6,631.1 million pledged for funding purposes with the ECB, the European Investment Bank ("EIB") and other central banks, as well as, for the purposes of transactions through TARGET with the Bank of Greece and with the derivatives clearing house (ETESEP);

  •
  bonds covered with mortgage loans amounting to EUR 8,800.0 million pledged for funding purposes with ECB; and

  •
  loans and advances to customers amounting to EUR 17,234.4 million pledged mainly with Bank of Greece for funding purposes.

        Additionally, the Bank has pledged with the ECB for funding purposes:

  •
  floating Rate notes of EUR 14,798.3 million, issued under the government-guaranteed borrowing facility provided by Greek Law 3723/2008 (pillar II) and held by the Bank (see Note 17); and

  •
  special Greek government bonds of EUR 787.0 million obtained from Public Debt Management Agency under the provisions of Greek Law 3723/2008 (pillar III), collateralized with shipping and mortgage loans and loans to small businesses (see Note 17).

NOTE 19:    DEPOSITS

        The aggregate amount of short-term certificates of deposit, each with a minimum denomination of EUR 75,590, which approximates USD 100,000, was EUR 132,190 thousand at December 31, 2011 (2010: EUR 539,376 thousand). At December 31, 2011, interest-bearing deposits with scheduled maturities in excess of one year were EUR 650,187 thousand (2010: EUR 656,107 thousand).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 19:    DEPOSITS (Continued)

        Deposits made by Greek residents and foreign customers at December 31, comprised:

	2010			2011
	Greek residents	Foreign	Total	Greek residents	Foreign	Total
	(EUR in thousands)			(EUR in thousands)
Interest bearing:
Public sector	3,221,218	131,267	3,352,485	1,740,647	56,266	1,796,913
Private sector:
Corporations	3,268,323	6,687,729	9,956,052	2,773,259	4,802,960	7,576,219
Individuals	42,006,925	10,113,819	52,120,744	34,977,371	12,159,912	47,137,283
Interbank	24,261,740	1,607,811	25,869,551	31,576,223	906,713	32,482,936

Total interest bearing deposits	72,758,206	18,540,626	91,298,832	71,067,500	17,925,851	88,993,351

Non-interest bearing:
Public sector	132,164	47,256	179,420	353,244	18,353	371,597
Private sector:
Corporations	666,511	721,179	1,387,690	561,296	763,524	1,324,820
Individuals	261,623	510,278	771,901	158,755	547,265	706,020
Interbank	55,005	202,633	257,638	118,616	60,898	179,514

Total non-interest bearing deposits	1,115,303	1,481,346	2,596,649	1,191,911	1,390,040	2,581,951

Total:
Public sector	3,353,382	178,523	3,531,905	2,093,891	74,619	2,168,510
Private sector:
Corporations	3,934,834	7,408,908	11,343,742	3,334,555	5,566,484	8,901,039
Individuals	42,268,548	10,624,097	52,892,645	35,136,126	12,707,177	47,843,303
Interbank	24,316,745	1,810,444	26,127,189	31,694,839	967,611	32,662,450

Total deposits	73,873,509	20,021,972	93,895,481	72,259,411	19,315,891	91,575,302

        Included in the above table are interest bearing deposits of EUR 1,240,756 thousand and EUR 1,779,727 thousand for 2010 and 2011 respectively for which the Group has elected the fair value option. Such instruments are accounted for at fair value because they have embedded derivatives and the Group elected to account for them at fair value rather than separating the embedded derivatives, or because they are managed on a fair value basis and the Group elected to apply the fair value option provided by ASC 825 "Financial Instruments". During 2010 and 2011 losses of EUR (12,389) thousand and EUR (48,979) thousand, respectively, relating to fair value changes of these deposits were included in net trading loss, of which EUR NIL and a gain of EUR 10,973 thousand, respectively, relate to credit risk.

        Interest bearing interbank deposits under "Greek residents" mainly include the funding from the ECB and ELA type facility (through the Bank of Greece) amounting to EUR 24,214,517 thousand and EUR 31,307,746 thousand for 2010 and 2011 respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 20:    SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

        Information concerning securities sold under agreements to repurchase is summarized as follows:

	2010	2011
	(EUR in thousands)
Securities sold under agreements to repurchase	3,538,289	1,302,239
Securities sold under agreements to repurchase:
Average outstanding during the year	5,120,716	3,221,314
Weighted average interest rate during the year	1.48%	3.79%
Weighted average interest rate at year end	3.15%	3.63%
Amount outstanding at month end:
January	9,861,416	5,125,395
February	8,549,200	4,698,535
March	8,192,043	5,187,643
April	4,910,773	4,360,673
May	3,992,152	2,976,276
June	4,318,192	2,606,337
July	4,517,778	2,661,253
August	4,279,021	2,309,891
September	4,004,623	1,930,242
October	3,218,453	3,144,079
November	2,701,563	2,036,228

        Securities sold under agreements to repurchase are recorded at the amount of cash received in connection with the transaction. Maturities of such agreements to repurchase are typically overnight to six months.

NOTE 21:    OTHER BORROWED FUNDS

        Included in other borrowed funds are facilities with a maturity of one year or less. These borrowings had a balance of EUR 1,111,663 thousand and EUR 925,971 thousand in 2010 and 2011, respectively.

        The weighted average interest rate of other borrowed funds was 2.29% and 2.61% in 2010 and 2011 respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 21:    OTHER BORROWED FUNDS (Continued)

        The financial conditions of the major short-term of other borrowed funds as of December 31, 2011, are as follows:

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount		Own held by the Group	Interest rate	Interest payment
					(in million)		(nominal amount in million)
Fixed rate notes
Finansbank	Fixed Rate Bonds(1)	November 2, 2011	April 2012	TL	150.0		34.8	Fixed rate of 10.66%	Single payment at maturity including capital amount
Finansbank	Fixed Rate Bonds(1)	November 30, 2011	May 2012	TL	200.0		37.0	Fixed rate of 10.45%	Single payment at maturity including capital amount
Floating rate notes
Finansbank	Amended Facility Agreement	November 30, 2011	November 2012	EUR	210.6	(2)	—	Libor plus 0.7%	Quarterly
Finansbank	Amended Facility Agreement(2)	November 30, 2011	November 2012	USD	220.5	(2)	—	Libor plus 0.7%	Quarterly

(1)
On January 20, 2011, Finansbank obtained the required permissions from legal authorities regarding the issuing of bank bonds with maturity of up to one year in the domestic market valued up to TL 1,000,000.

(2)
On December 2, 2010, Finansbank signed a dual tranche term loan facility amounting to USD 333.0 million and EUR 352.0 million with a one year maturity which was amended on November 30, 2011, based on which, the dual tranche amounts of USD 333.0 million and EUR 352.0 million were replaced with USD 220.5 million and EUR 210.6 million, respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 22:    ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES

        Accounts payable, accrued expenses and other liabilities at December 31, comprised:

	2010	2011
	As restated
	(EUR in thousands)
Accrued expenses and deferred income	129,436	96,689
Amounts due to re-insurers	23,391	23,820
Income and other taxes payable	165,153	153,236
Accounts payable	349,991	218,651
Payroll related accruals	52,192	57,365
Private equity: liabilities of investee entities	134,028	208,064
Unsettled transactions on debt securities	1,065	2,727
Accrued interest and commissions	357,546	420,999
Deferred tax liability (Note 39)	138,012	62,213
Amounts due to third-parties under collection agreements	28,277	82,205
Pension liability	299,933	224,743
Dividends payable	30,923	4,080
Amounts due to government agencies	145,379	180,043
European Re-development Fund	27,612	19,960
Liabilities relating to deposit administration funds (DAF)	232,337	198,040
Checks and credit card transactions under settlement	676,610	1,010,478
Other	534,125	585,023

Total	3,326,010	3,548,336

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 23:    INSURANCE RESERVES

        EH has consistently made a provision for loss reserves by estimating the potential liability on a claim-by-claim basis. Activity in the liability for unpaid claims and claim adjustment expenses for the year ended December 31, comprises of:

	2010	2011
	(EUR in thousands)
Property and casualty reserves
Reserve for unpaid claims and claim adjustment expenses as at January 1,	700,711	735,476
Incurred claims and claim adjustment expenses:
Provision for insured events of the current year	293,974	245,894
Change in provision for insured events of prior years	(33,644)	16,079

Total incurred claims and claim adjustment expenses	260,330	261,973
Payments:
Claims and claim adjustment expenses attributable to insured events of the current year	(121,149)	(83,739)
Claims and claim adjustment expenses attributable to insured events of prior years	(103,082)	(118,257)

Total payments	(224,231)	(201,996)
Changes in unearned premium reserves	(1,334)	(45,657)

Reserves for unpaid claims and claim adjustment expenses as at December 31,	735,476	749,796

	2010	2011
	(EUR in thousands)
Life insurance reserves
Mathematical and other life insurance reserves at 1 January	1,620,662	1,795,868
Increase in reserves	457,143	618,976
Paid claims and other movements	(281,937)	(403,799)

Mathematical and other life insurance reserves at December 31,	1,795,868	2,011,045

Total insurance reserves	2,531,344	2,760,841

Reinsurance arrangements

        The reinsurance program of EH is designed to minimize the Group's exposure to large claims and reduce accumulation against catastrophic risks. The level of risk retained by the Group is determined by the levels of Shareholder Equity, Gross Written Premia and Possible Maximum Loss per type of risk underwritten.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 23:    INSURANCE RESERVES (Continued)

        Income from insurance operations at December 31, comprised:

	2009	2010	2011
	(EUR in thousands)
Gross written premiums	985,777	1,008,320	776,301
Cancellation commissions	1,676	2,790	3,140
Other insurance related income	2,601	6,061	(2,161)

Total income from insurance operations	990,054	1,017,171	777,280

Reinsurance

        We assume and cede reinsurance with other insurance companies, mainly in the property and casualty lines of business.

        Our reinsurance program consists of non-proportional treaties in motor and property, per risk and catastrophe business, which are our main lines of property and casualty business. Other lines of business are covered mainly by proportional treaties.

        The effect of reinsurance on premiums written and earned for the years ended December 31, was as follows:

Short-duration life insurance contracts

	2009	2010	2011
	(EUR in thousands)
Premiums written	247,449	248,887	226,629
Reinsurance ceded	(15,089)	(8,305)	(4,861)

Net written premiums	232,360	240,582	221,768

Premiums earned	257,056	249,901	203,929
Reinsurance ceded	(14,960)	(8,319)	(10,324)

Net earned premiums	242,096	241,582	193,605

        Included in premiums earned for 2009, 2010 and 2011 are premiums assumed of EUR 1.0 million, EUR 1.3 million and EUR 0.4 million respectively.

        Premiums earned on long-duration life insurance contracts amounted to EUR 216.6 million, EUR 172.0 million and EUR 86.3 million for 2009, 2010 and 2011 respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 23:    INSURANCE RESERVES (Continued)

Property and casualty insurance contracts

	2009	2010	2011
	(EUR in thousands)
Direct premiums written	516,337	578,919	452,460
Reinsurance assumed	5,407	8,436	10,913
Reinsurance ceded	(103,516)	(108,698)	(70,749)

Net premiums written	418,228	478,657	392,624

Direct premiums earned	469,969	581,142	512,988
Reinsurance assumed	7,961	6,921	3,136
Reinsurance ceded	(103,174)	(108,071)	(80,602)

Net premiums earned	374,756	479,992	435,552

NOTE 24:    LONG-TERM DEBT

        Long-term debt (original maturities of more than one year) at December 31, comprised:

	2010
	Under 1 year	1-5 years	After 5 years	Total
	(EUR in thousands)
By remaining maturity
Senior Debt:
Fixed Rate	202,722	126,084	1,147,016	1,475,822
Variable Rate	103,958	947,999	272,258	1,324,215
Subordinated Debt:
Fixed Rate	13,864	550,378	52,081	616,323
Variable Rate	6,042	139,560	—	145,602
Other:
Fixed Rate	38,554	37,557	38,250	114,361
Variable Rate	6,447	72,354	50,826	129,627

Total	371,587	1,873,932	1,560,431	3,805,950

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 24:    LONG-TERM DEBT (Continued)

	2011
	Under 1 year	1-5 years	After 5 years	Total
	(EUR in thousands)
By remaining maturity
Senior Debt:
Fixed Rate	115,588	1,467,999	—	1,583,587
Variable Rate	56,438	298,876	23,009	378,323
Subordinated Debt:
Fixed Rate	13,823	470,694	—	484,517
Variable Rate	5,265	141,774	—	147,039
Other:
Fixed Rate	51,611	49,389	39,318	140,318
Variable Rate	29,608	172,500	1,479	203,587

Total	272,333	2,601,232	63,806	2,937,371

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 24:    LONG-TERM DEBT (Continued)

(a)   Long-Term Senior debt

        Long-term debt Senior Notes and the related rates and maturity dates at December 31, comprise:

2010
(EUR in thousands)
Fixed, with a weighted average rate of 3.78%, maturing up until 2016 and denominated in EUR	1,234,210
Fixed, with a weighted average rate of 6.37%, maturing up until 2013 and denominated in USD	98,613
Fixed, with a weighted average rate of 11.94%, maturing up until 2011 and denominated in TL	142,999

Total	1,475,822

Variable, with a weighted average rate of 4.75%, maturing up until 2018 and denominated in EUR	1,203,963
Variable, with a weighted average rate of 2.17%, maturing up until 2012 and denominated in USD	97,145
Variable, with a weighted average rate of 5.00%, maturing up until 2018 and denominated in BGN	23,107

Total	1,324,215

2011
(EUR in thousands)
Fixed, with a weighted average rate of 3.75%, maturing up until 2016 and denominated in EUR	1,139,485
Fixed, with a weighted average rate of 5.62%, maturing up until 2016 and denominated in USD	444,102

Total	1,583,587

Variable, with a weighted average rate of 2.42%, maturing up until 2016 and denominated in EUR	335,944
Variable, with a weighted average rate of 2.06%, maturing up until 2012 and denominated in USD	19,134
Variable, with a weighted average rate of 5.00%, maturing up until 2018 and denominated in BGN	23,245

Total	378,323

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 24:    LONG-TERM DEBT (Continued)

Long-Term Senior fixed rate debt

        The financial conditions of the long-term senior fixed rate debt as of December 31, 2011, are as follows:

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount		Own held by the Group	Interest rate	Interest payment
					(in million)		(nominal amount in million)
Corporate bonds
Finansbank (via a VIE)	Fixed Rate Notes	March 24, 2006	March 2013	USD	110.0		39.0	Fixed interest rate of 6.5%	Semi-annually
Covered bonds
NBG	Fixed rate covered bonds— Third Series	October 7, 2009	October 2016	EUR	1,500.0	(1)	6.1	Fixed coupon rate of 3.875%	Annually
Fixed rate notes
NBG Finance Plc	Fixed Rate Notes, guaranteed by the Bank	September 21, 2010	February 22, 2012	EUR	80.0	(2)	—	Fixed interest rate of 2.07%	Semi-annually
Finansbank	Senior Unsecured Notes	May 11, 2011	May 2016	USD	500.0		3.0	Fixed interest rate of 5.5%	Semi-annually

(1)
Includes fixed rate covered bonds issued by the Bank, which are described in Note 13 and has been designated as financial liability at fair value through profit or loss. During 2011, net gains of EUR 103.3 million (2010: net gains of EUR 224.4 million) resulting from changes in the fair value of these notes were recorded in Net trading loss. Fair value gains of EUR 190.3 million were attributable to changes in instrument specific credit risk (2010: EUR 284.9 million), measured based on changes in the Bank's own credit spread. Interest expense is not recognized separately from fair value changes. The carrying amount and amortized cost of these securities as at December 31, 2011 were EUR 1,059.3 million and EUR 1,497.8 million respectively (2010: EUR 1,160.7 million and EUR 1,495.9 million, respectively).

(2)
The proceeds of the Notes issued by NBG Finance Plc were ultimately lent to the Bank.

        Long-term senior fixed rate debt redeemed in 2011 are as follows:

Issuer	Type	Issue date	Redemption date	Currency	Nominal amount	Own held by the Group
					(in million)	(nominal amount in million)
Corporate bonds
Finansbank (via a VIE)	Fixed Rate Notes	March 24, 2006	March 24, 2011	USD	110.0	(December 31, 2010: 50.0)
Fixed rate loans
Finansbank	Credit card secured loan	March 31, 2006	April 13, 2011	TL	300.0	—

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 24:    LONG-TERM DEBT (Continued)

Long-Term Senior variable rate debt

        The financial conditions of the major long-term senior variable rate debt as of December 31, 2011, are as follows:

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount		Own held by the Group	Interest rate	Interest payment
					(in million)		(nominal amount in million)
Corporate bonds
Finansbank (via a VIE)	Series 2005-A Floating Rate Notes (secured on Finansbank's Diversified Payment Rights)	March 15, 2005	March 2012	USD	500.0	(1)	55.5	Three-month Libor plus 180 bps	Quarterly
Variable rate notes
European Investment Bank	Fixed Rate Notes, guaranteed by the Bank	September 1, 2009	September, 2016	EUR	250.0		—	Three-month Euribor plus 0.576 bps	Quarterly

(1)
The outstanding amount of Series 2005-A as of December 31, 2011 was USD 31.0 million (2010: USD 156.0 million).

        Long-term senior variable rate debt repurchased in 2011, are as follows:

Issuer	Type	Issue date	Repurchased date	Currency	Nominal amount
					(in million)
Covered bonds
NBG	Floating rate covered bonds—First Series(1)	November 28, 2008	August 3, 2011	EUR	50.0
NBG	Floating rate covered bonds—Second Series(1)	November 28, 2008	August 3, 2011	EUR	50.0
Financings under the Hellenic Republic Bank Support Plan
NBG	Floating Rate Notes—Pillar II	May 4, 2010	December 20, 2011	EUR	700.0	(2)
NBG	Floating Rate Notes—Pillar II	May 4, 2010	December 20, 2011	EUR	207.0	(2)

(1)
The Bank proceeded with the repurchase and cancellation of EUR 50.0 million covered bonds which was the remaining part of the 1st Series of EUR 1.0 billion and EUR 50.0 million covered bonds which was the remaining part of the 2nd Series of EUR 1.0 billion, both of which were issued on November 28, 2008 and under the first covered bond program of EUR 10.0 billion (see also Note 13).

(2)
The Bank repurchased Notes of total amount EUR 907.0 million (EUR 700.0 million and EUR 207.0 million) that were held by third parties. Therefore, the total amount based on the original issue of EUR 1,345.0 million is held by the Bank (see Note 18 to the U.S. GAAP Financial Statements).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 24:    LONG-TERM DEBT (Continued)

Long-Term Subordinated debt

        Long-term Subordinated debt Senior Notes and the related rates and maturity dates at December 31, comprise:

2010
(EUR in thousands)
Fixed, 7.00% up to August 3, 2015, redeemable on or after Aug. 2015 and denominated in EUR	463,032
Fixed, 6.29% up to November 8, 2016, redeemable on or after Nov. 2016 and denominated in GBP	52,850
Fixed, 2.76%, redeemable on or after June 2015, matures through 2035 and denominated in JPY	100,441

Total	616,323

Variable, with a weighted average rate of 2.74%, redeemable on or after July 2013 and denominated in EUR	57,292
Variable, with a weighted average rate of 2.87%, redeemable on or after Nov. 2014 and denominated in EUR	27,444
Variable, with a weighted average rate of 7.42%, redeemable on or after Feb. 2015 and denominated in EUR	33,642
Variable, with a weighted average rate of 2.84%, redeemable on or after Nov. 2014 and denominated in USD	27,224

Total	145,602

2011
(EUR in thousands)
Fixed, 7.00% up to August 3, 2015, redeemable on or after Aug. 2015 and denominated in EUR	443,292
Fixed, 6.29% up to November 8, 2016, redeemable on or after Nov. 2016 and denominated in GBP	41,225

Total	484,517

Variable, with a weighted average rate of 3.33%, redeemable on or after July 2013 and denominated in EUR	50,756
Variable, with a weighted average rate of 2.60%, redeemable on or after Nov. 2014 and denominated in EUR	27,070
Variable, with a weighted average rate of 5.91%, redeemable on or after Feb. 2015 and denominated in EUR	31,548
Variable, with a weighted average rate of 2.30%, redeemable on or after Nov. 2014 and denominated in USD	37,665

Total	147,039

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 24:    LONG-TERM DEBT (Continued)

Long-Term Subordinated debt

        The financial conditions of the long-term subordinated fixed and variable rate debt as of December 31, 2011, are as follows:

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount	Own held by the Group	Interest rate	Interest payment
					(in million)	(nominal amount in million)
Subordinated fixed rate notes
NBG Funding Ltd(1)	Guaranteed Fixed/Floating Rate Subordinated Callable Notes due 2037— Series E	November 8, 2006	November 2037	GBP	375.0	—	6.2889% fixed per annum until November 8, 2016 and thereafter floating of three month Libor plus 2.08%	Quarterly
NBG Finance Plc(2)	Fixed Rate Notes—Lower Tier II	August 3, 2010	August 2020 (Early redemption 2015)	EUR	450.0	20.0	7.0% for the first five years and 9.5% thereafter	Annually
Subordinated variable rate notes
NBG Funding Ltd(1)	Guaranteed Floating Rate Subordinated Callable Notes due 2034— Series A	July 11, 2003	July 2034	EUR	350.0	—	Three-month Euribor plus 175 bps until July 11, 2013 and three-month Euribor plus 275 bps thereafter	Quarterly
NBG Funding Ltd(1)	Guaranteed CMS-Linked Subordinated Callable Notes due 2035— Series B	November 3, 2004	November 2035	EUR	350.0	—	The difference of the 10-year EUR CMS mid swap rate plus 12.5 bps reset every six months and capped at 8%	Semi annually
NBG Funding Ltd(1)	Guaranteed CMS-Linked Subordinated Callable Notes due 2035— Series C	November 3, 2004	November 2035	USD	180.0	—	The 10 year EUR CMS mid swap rate plus 12.5 bps reset every six months and capped at 8%	Semi annually

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 24:    LONG-TERM DEBT (Continued)

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount	Own held by the Group	Interest rate	Interest payment
					(in million)	(nominal amount in million)
NBG Funding Ltd(1)	Guaranteed CMS-Linked Subordinated Callable Notes due 2035— Series D	February 16, 2005	February 2036	EUR	230.0	—	The difference of the 10-year EUR CMS mid swap rate minus the two-year mid swap rate multiplied by four subject to a minimum rate of 3.25% and capped at 10%	Annually

(1)
The proceeds of the instruments issued by NBG Funding Ltd have been lent to NBG Finance Plc, NBG Finance (Dollar) Plc and NBG Finance (Sterling) Plc through Eurobond issues and ultimately lent to the Bank under loan agreements with the same terms as each one of the instruments referred to above but with a 31-year maturity. Within 2010, the Bank proceeded in the purchase of an additional portion of the outstanding preferred securities of an aggregate nominal amount of EUR 47.9 million of series A, B and D, GBP 51.1 million of series E and USD 4.0 million of series C. Within 2011, the Bank proceeded in the purchase of an additional portion of the outstanding preferred securities of an aggregate nominal amount of EUR 19.0 million of series A, B and D, GBP 11.1 million of series E and USD 1.9 million of series C.

(2)
On July 23, 2010, the Bank completed the sale through a private placement, of a Lower Tier II note, totaling EUR 450.0 million through its UK-based subsidiary NBG Finance Plc, under NBG guarantee, and has been listed for trading on the Luxembourg Stock Exchange.

        Subordinated debt repurchased in 2011 is as follows:

Issuer	Type	Issue date	Repurchased date	Currency	Nominal amount
					(in billion)
Subordinated fixed rate notes
NBG Finance Plc	Subordinated Callable Fixed Rate Notes	June 28, 2005	June 20, 2011	JPY	30.0

(1)
On June 20, 2011, the Bank proceeded in the entire repurchase of the JPY 30.0 billion Subordinated Callable Fixed Rate Notes issued by the NBG Finance Plc in June 2005 and guaranteed on a subordinated basis by the Bank. The Notes mature in June 2035, however they could be redeemed at the option of the Bank in or after June 2011. These notes had been designated as financial liability at fair value through profit or loss. The carrying amount and amortized cost as at December 31, 2010 were EUR 100.4 million and EUR 276.2 million, respectively.

(c)   Long-Term Other debt

        "Other" primarily includes fixed rate borrowings of Finansbank and Finans Leasing amounting to EUR 127,722 thousand (of which EUR 73,806 thousand, EUR 5,154 thousand and EUR 48,762 thousand denominated in EUR, TL and USD respectively) and floating rate borrowings of the above mentioned companies, amounting to EUR 101,670 thousand (of which EUR 92,818 thousand, and EUR 8,852 thousand denominated in EUR and USD).

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

        The following table summarizes the Group's off-balance-sheet financial instruments, whose contract amounts represent credit risk, as of December 31:

	2010	2011
	(EUR in thousands)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit(1):
Commercial and personal	17,878,471	14,584,516
Commercial real estate	3,472	—
Residential real estate	326,940	94,602
Commercial letters of credit	539,790	589,924
Standby letters of credit and financial guarantees written	6,684,876	5,970,422

(1)
Commitments to extend credit at December 31, 2010 and 2011 include amounts of EUR 1,318.6 million and EUR 1,685.7 million respectively, which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are included in the Risk Weighted Assets calculation under regulatory rules currently in force.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 25:    COMMITMENTS AND CONTINGENCIES (Continued)

        Legal Contingencies.    The Group and certain of its subsidiaries is defendant in certain claim and legal actions and proceedings arising in the ordinary course of business. These actions and proceedings are generally based on alleged violations of consumer protection, banking, employment and other laws. None of these actions and proceedings is individually material. In accordance with ASC 450 the Group establishes accruals for all litigations, for which it believes it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. These accruals may change from time to time, as appropriate, in light of additional information. At December 31, 2010 and 2011 the Group has accrued for cases under litigation the amount of EUR 43.6 million and EUR 85.4 million respectively for those litigations for which the Group believes that this loss is probable and reasonably estimated. For the cases for which an accrual has not been recognized, management is unable to estimate a range of reasonably possible losses because the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of pending appeals and there are significant issues to be resolved. However, in the opinion of the management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated balance sheet, results of operation or cash flows.

        Staff leaving indemnity contingencies.    In accordance with Greek Law 4046/2012 and Board of Ministers' Decision (6/28.2.2012), from February 14, 2012 onwards, the employment contracts that lapse on attainment of the normal retirement age or based on the particular retirement conditions, are considered as indefinite duration employment contracts and therefore, the provisions for employees statutory retirement indemnity of Greek Law 2112/1920, are applied. During the years 2010 and 2011 the Group has been subject to litigation claims in relation to the benefits available to employees under the finite duration employment contracts reliant on interpretation of certain clauses of Greek Law 2112/1920. Such claims have been upheld by the court. As a result the Group concluded that based on the available evidence the obligation for the remaining populous of employees under the finite employment contracts is both probable and the amount of the obligation is reasonable estimable under the provisions of Greek Law 2112/1920 based on an actuarial valuation carried out in accordance with ASC 715-30. Following the above, the Group recognized in the income statement as at December 31, 2011, an amount of EUR 169.9 million which is included under "Other non-interest expense". The estimates included in this amount are based on the Group's analysis of currently available information, and as new information is obtained the Group may change its estimates. Prior to 2011, the Bank concluded that the obligation with respect to employment contracts with its employees as finite duration contracts was remote, therefore no provision for staff leaving indemnity was recognized.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 26:    OTHER FEES AND COMMISSIONS

        Other fees and commissions for the years ended December 31, comprised:

	2009	2010	2011
	(EUR in thousands)
Custody, brokerage & investment banking	96,711	79,953	61,903
Retail lending fees	54,794	50,410	41,446
Corporate lending fees	148,884	149,364	136,546
Banking fees & similar charges	168,112	164,947	171,221
Fund management fees	33,639	31,018	24,305

Total	502,140	475,692	435,421

NOTE 27:    NET TRADING LOSS

        In addition to the losses on derivative instruments (see Note 10), the losses on deposits and the gains on long-term debt at fair value (see Note 19 and Note 24, respectively), net trading loss in 2009, 2010 and 2011 also includes gains from the re-purchase by the Group from the open market of debt securities issued by the Group of EUR 224,683 thousand, EUR 10,855 thousand and EUR 7,651 thousand respectively.

NOTE 28:    OTHER NON-INTEREST INCOME

        Other non-interest income at December 31, comprised:

	2009	2010	2011
	(EUR in thousands)
Income from insurance operations	990,054	1,017,172	777,280
Gain on disposal of premises	3,259	2,643	12,744
Hotel revenues	34,737	33,986	31,274
Other	62,740	107,452	41,067

Total	1,090,790	1,161,253	862,365

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 29:    OTHER NON-INTEREST EXPENSE

        Other non-interest expense at December 31, comprised:

	2009	2010	2011
	(EUR in thousands)
Insurance claims, reserves movement, commissions and reinsurance premia ceded	898,934	941,589	1,013,879
Credit card costs	29,580	30,067	31,868
Hotel running costs	37,143	37,125	35,128
Broker costs	10,507	6,996	4,623
Rental expense	110,296	120,386	119,226
Taxes and duties other than income tax	73,197	97,835	94,201
Promotion and advertising	83,325	78,502	56,946
Third party fees	135,966	139,599	135,216
Commissions on issues of Hellenic Republic Bank Support Plan—Pillar II	—	46,012	159,109
Other	349,242	359,717	583,044

Total	1,728,190	1,857,828	2,233,240

        Insurance claims, reserves movement, commissions and reinsurance premia ceded for the years ended December 31, comprised:

	2009	2010	2011
	(EUR in thousands)
Reinsurance premiums ceded	118,605	117,003	75,499
Insurance benefits and claims incurred	557,030	625,970	600,701
Less: reinsurance recoveries	(76,374)	(70,547)	(49,569)

Net insurance claims and benefits incurred	480,656	555,423	551,132
Movement in mathematical and other reserves	187,592	103,443	226,875
Less: share of reinsurers	(4,264)	3,258	16,698

Net movement in mathematical and other reserves	183,328	106,701	243,573
Commission expense	89,948	120,401	107,492
Other insurance related expenses	26,397	42,061	36,183

Total	898,934	941,589	1,013,879

NOTE 30:    INCOME TAX

        The income tax information as at December 31, 2010 and for the years ended December 31, 2009 and 2010 has been restated to reflect the impact discussed in Note 43.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 30:    INCOME TAX (Continued)

        The significant components of the income tax (expense)/benefit for the years ended December 31, 2009, 2010 and 2011 are as follows:

	2009	2010	2011
	As restated	As restated
	(EUR in thousands)
Income tax (expense)/benefit:
Current tax expense domestic	(84,783)	(110,967)	(46,297)
Current tax expense foreign	(78,965)	(149,212)	(107,342)
Deferred tax (expense)/benefit domestic	(2,707)	182,121	(307,995)
Deferred tax (expense)/benefit foreign	(10,131)	35,747	2,289

Total income tax (expense)/benefit	(176,586)	(42,311)	(459,345)

        The allocation of income before income tax between domestic and foreign is presented in Note 37.

        The differences between the nominal statutory income tax and the effective income tax are summarized as follows:

	2009	2010	2011
	As restated	As restated
	(EUR in thousands)
Tax calculated based on statutory income tax rate of 20% (2009: 25% & 2010: 24%)	157,468	(63,766)	(2,809,627)
Effect of tax exempt income	(141,447)	(35,029)	(18,132)
Effect of different tax rates in other countries	(59,068)	(60,839)	10,535
Non deductible expenses	26,456	52,769	120,968
Statutory revaluation of fixed assets	89,768	—	—
Effect of change in income tax rate	26,330	43,987	9,851
General allowance for loans losses recognized only for tax purposes	(2,638)	—	—
Valuation allowance for deferred tax assets	—	—	3,115,613
Non-offsettable income taxes with current year income taxes	22,754	14,059	12,740
Tax audit settlement	—	2,494	8,223
Other	9,227	9,535	9,174

Income tax expense/(benefit) before additional income taxes	128,850	(36,790)	459,345

Additional tax under Greek tax laws 3808/2009 and 3845/2010	47,736	26,126	—
Non-offsettable income taxes in accordance with Law 3842/2010	—	52,975	—

Income tax expense/(benefit) after additional income taxes	176,586	42,311	459,345

        In 2011, the increase in the effect on taxes of the expenses non-deductible for tax purposes is mainly due to the impairment of goodwill of investments in subsidiaries (see Note 14).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 30:    INCOME TAX (Continued)

        The significant components of deferred income tax assets and liabilities at December 31 comprised:

	2010	2011
	As restated
	(EUR in thousands)
Deferred Tax Assets:
Allowance for loan losses	6,980	477,575
Mark to market valuation of securities and derivatives	683,246	2,433,242
Pension and other post retirement benefits	53,117	53,519
Insurance reserves	18,867	93,940
Revaluation of land and buildings	140,875	137,640
Intangibles recognized upon acquisition and other assets	311	192
Tax free reserves	17	—
Tax loss carried forward	289,134	210,461
Other	51,728	98,340

Gross deferred tax assets	1,244,275	3,504,909
Deferred tax assets/liabilities for netting	(156,999)	(130,204)

Net deferred tax assets	1,087,276	3,374,705
Valuation allowance for deferred tax assets	—	(3,115,613)

Net deferred tax assets after valuation allowance	1,087,276	259,092

Deferred Tax Liabilities:
Allowance for loan losses	(39,971)	(22,455)
Mark to market valuation of securities and derivatives	(43,134)	(31,477)
Revaluation of land and buildings	(1,351)	(1,358)
Intangibles recognized upon acquisition and other assets	(49,515)	(37,644)
Tax free reserves	(95,202)	(92,556)
Other	(65,838)	(6,927)

Gross deferred tax liabilities	(295,011)	(192,417)
Deferred tax liabilities/assets for netting	156,999	130,204

Net deferred tax liabilities	(138,012)	(62,213)

        Realization of deferred tax assets is dependent on generating sufficient taxable income. Although realization is not assured, the Group believes that the realization of the net deferred tax assets after valuation allowance of EUR 1,087,276 thousand and EUR 259,092 thousand, at December 31, 2010 and 2011 respectively, is more likely than not based upon all available positive and negative evidence in Greece and the other countries where the Group operates.

        A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2008, 2009 and 2010 in the Bank. Such objective evidence limits the ability to consider other subjective evidence in taxable entities where there is a cumulative loss.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 30:    INCOME TAX (Continued)

        Greek Law 4046/2012 was enacted on February 14, 2012 and effectively extends the period over which the tax losses realized on implementation of the PSI exchange may be utilized from a 5 year loss carry-forward to an amortization period over the life of the New Greek government bonds. The Group will assess in 2012 whether this change in tax law impacts the valuation allowance for deferred tax assets.

        The Group as at December 31, 2011 has a deferred tax asset of EUR 210,461 thousand on the tax losses carry-forward of EUR 1,102,083 thousand which expire as follows:

Year	(EUR in thousands)
2012	11,285
2013	15,601
2014	223,011
2015	757,180
2016	24,007
2017	24,111
2018	36,543
Unlimited	10,345

Total	1,102,083

        The applicable Greek statutory corporation income tax rate was 25% for 2009, 24% for 2010 and 20% for 2011. The Greek Law 3943/2011 which was enacted in March 2011 provides that for the periods commencing from January 1, 2011 thereon, the nominal corporation tax rate is reduced to 20%. Furthermore, upon profit distribution a 25% withholding tax is imposed on distributed profits.

        Based on the above, the Group examined the timing of the reversal of the temporary differences for all Greek entities and adjusted the deferred tax asset/liability amounts accordingly in order to reflect the reduction in the nominal tax rates. The total effect, for the years ended December 31, 2009, 2010 and 2011, was an expense of EUR 26.3 million, EUR 44.0 million and EUR 9.9 million respectively.

        In accordance with paragraph 3, article 10 of Greek Law 3842/2010 regarding tax issues, the receivable amount of withholding taxes which is reflected in the Bank's corporate income tax returns for the year 2009 is not refunded provided that it relates to taxes withheld on bond interest income. In this respect the Bank recognized in 2010 the amount of EUR 53.0 million in the income statement and reserved its legal rights on this issue.

        In accordance with Greek Law 3845/2010 "Measures for the implementation of the support mechanism of the Greek economy through the eurozone Member-States and the International Monetary Fund", a non-recurring tax was imposed on legal entities for social responsibility purposes and is calculated on the total net income for the year 2009, provided that it exceeded EUR 100 thousand. In 2010, the Group recognized a tax expense of EUR 26.1 million.

        On December 10, 2009, a tax law (Greek Law 3808/2009) was enacted, according to which entities with profits exceeding EUR 5.0 million in 2008, were required to pay a special tax levy calculated on the higher of the taxable profits or IFRS profits reported for that year. The tax levy accrued to the Group's income statement of 2009 amounted to EUR 47.7 million.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 30:    INCOME TAX (Continued)

        Non-offsettable income taxes relate to the excess amount of withholding taxes over the capacity to absorb tax credits in the current year.

        The reconciliation of the movement of the Group's unrecognized tax benefits is presented in the following table. If recognized, these benefits would affect the Group's effective tax rate.

Reconciliation of the Change in Unrecognized Tax Benefits

	2009	2010	2011
	As restated	As restated
	(EUR in thousands)
Balance, at beginning of year	10,125	18,873	10,763
Decreases related to positions taken during prior years	—	(32)	—
Increases related to positions taken during the current year	15,525	3,500	344
Settlements	(7,008)	(11,606)	(185)
Effect of foreign exchange differences	231	28	(31)

Balance, at end of year	18,873	10,763	10,891

        During 2009, 2010 and 2011, the Group recognized within income tax the amount of EUR 44 thousand, EUR 50 thousand and EUR 11 thousand respectively, relating to interest. As of December 2009, 2010 and 2011, the Group's cumulative interest related to income taxes was EUR 199 thousand, EUR 57 thousand and EUR 68 thousand respectively.

        The Group companies file income tax returns in the jurisdictions in which they conduct business. We do not expect the total amounts of unrecognized tax benefits to significantly change within 12 months of the reporting date.

        The financial year 2011 of the Bank and certain of its Greek subsidiaries, according to amended article 82 of Greek Law 2238/1994, will be audited for tax purposes by the certified auditors of the Bank and it's Greek subsidiaries, Deloitte Hadjipavlou, Sofianos and Cambanis S.A. The previous open tax years, up to and including the year 2010, will be audited by the tax authorities.

        During 2011, the tax settlement of "open" tax years of certain branches and subsidiaries amounted to EUR 185 thousand.

        The open tax years of the major companies of the Group at December 31, 2011, are as follows:

Company	Open tax years
National Bank of Greece S.A.	2009–2011
NBG London Branch (United Kingdom)	2009–2011
Finansbank A.S. (Turkey)	2007–2008 & 2010–2011
United Bulgarian Bank A.D.-Sofia (Bulgaria)	2010–2011
Vojvodjanska Banka A.D. Novi Sad (Serbia)	2005–2011
Banca Romaneasca S.A. (Romania)	2006–2011
National Securities S.A. (Greece)	2009–2011
NBG Asset Management Mutual Funds S.A. (Greece)	2009–2011
Ethniki Leasing S.A. (Greece)	2010–2011
Ethniki Hellenic General Insurance S.A. (Greece)	2010–2011

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

        All loans granted to related parties (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectibility or present other unfavorable features, except for the following transactions:

        The Bank grants loans to its employees on preferential terms compared to customers that are not employees. This policy, which is common practice for banks in Greece, applies only to employees and not to close members of family and entities controlled by them. The preferential terms mainly refer to a lower fixed interest rate of 3.0% for mortgage loans, while collateral is required as in the ordinary course of business. As such, certain General Managers and members of the Executive Committees of the Bank have taken loans with reduced interest rates of total amount EUR 25.6 million as of December 31, 2011.

        The aggregate amount of loans, deposits and letters of guarantee to such related parties totaled EUR 26.2 million, EUR 10.9 million and EUR 0.2 million respectively as at December 31, 2011 (2010: EUR 256.3 million, EUR 22.2 million and EUR 13.6 million respectively). The Group has also entered into transactions with its affiliates, which are accounted for by the equity method (see Note 12). The aggregate amount of receivables from affiliates totaled EUR 3.8 million, the amount of payables to affiliates totaled EUR 776.2 million and the amount of letters of guarantee to affiliates totaled EUR 14.9 million as at December 31, 2011 (2010: EUR 8.8 million, EUR 766.6 million and EUR 13.4 million respectively). The aggregate amount of income from affiliates totaled EUR 1.6 million and the amount of expense to affiliates totaled EUR 31.7 million (2010: EUR 2.6 million and EUR 32.9 million respectively).

        The total receivables of the Group from the employee benefits related funds as at December 31, 2011, amounted to EUR 413.7 million (2010: EUR 298.1 million). The total payables of the Group to the employee benefits related funds as at December 31, 2011, amounted to EUR 116.0 million (2010: EUR 87.6 million).

NOTE 32:    PAID-IN CAPITAL

Redeemable preference shares in favor of the Greek State

        On January 22, 2009, an Extraordinary General Meeting of the Bank's Shareholders was held, which approved the issue of 70.0 million redeemable preference shares at a par value of EUR 5.00 each with the cancellation of the pre-emptive rights of the existing shareholders in favor of the Greek State in accordance with Greek Law 3723/2008 for the Bank's participation in the part (1) of the Hellenic Republic Bank Support Plan. On May 21, 2009, the Bank's Board of Directors certified that the Greek State fully covered the said issue of preference shares. This increase was covered through the transfer to the Bank of an equal market value Greek government bond with a coupon rate of 6-month Euribor plus 130 basis points. On May 25, 2009, the Board of Directors' minutes for the above mentioned certification were filed with the Ministry of Development (resolution K2-5300/Registrar of Companies). Following the above the Bank's share capital increased by EUR 350.0 million.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 32:    PAID-IN CAPITAL (Continued)

        The preference shares issued by the Bank in favor of the Greek State are not transferable and embody the following privileges:

  (a)
  the right to receive payment of a fixed return, calculated on a 10% basis over the issue price of each preference share which is payable within one month as of the Bank's Annual Shareholders Meeting (i) in priority over the common shares, (ii) in priority over the dividend amounts distributed pursuant to article 1 par. 3 of Greek Law 3723/2008 and (iii) irrespective of distribution of dividend to other classes of shareholders and provided that, following payment of the said fixed return, the Bank's and Group's capital adequacy ratios, meet the respective capital adequacy requirements set by the Bank of Greece.

    The fixed return on the said preference shares is to be calculated accrued on an annual basis pro rata to the time period during which the Greek State remains a Preferred Shareholder and paid within one month as of the Bank's Annual Shareholders Meeting approval of the annual financial statements for the respective year, subject to availability of distributable funds, in accordance with Article 44a of the Companies Act, specifically profits from the last and/or previous financial years and/or reserves, and subject to prior authorization of the distribution of such available funds by a Bank's Annual Shareholders Meeting resolution. In case of inadequacy of distributable funds, the Preferred Shareholder is entitled to receive payment of fixed return on the preference shares in priority over the Common Shareholders, up to exhaustion of such distributable funds; and

  (b)
  upon liquidation, the right in liquidation proceeds in priority over all other shareholders.

  (c)
  The Greek State could appoint a member in the Bank's Board of Directors as a representative of the Greek State. The representative has a right to exercise a veto over any decision of a strategic nature, or on decisions which materially affect the Bank's legal or financial status and require Bank's Shareholders Meeting approval, or on decisions related to dividend distributions and bonus policies for the Bank's management, by resolution of the Minister of Economy and Finance, or that may be deemed by the Greek State representative that such decisions affect the depositors' interests or materially affect the Bank's credit standing and normal course of business. Furthermore, the representative has the right of free access to the Bank's books and records, restructuring and viability reports, medium-term financing plans, and data regarding the level of credit provided to the real economy, for the purposes of Greek Law 3723/2008.

        The Ministry of Economy and Finance, through its letter to the Bank of Greece (Protocol Number 39389/B2038/7.8.2009) clarified that the funds provided by the Greek State to the financial institutions through the issuance of preference shares, are for the support of the capital adequacy of the Greek banking sector and not for medium term funding. In this respect the Government issued Greek Law 3844/2010 under which, the preference shares are not mandatorily redeemable. However, if not redeemed after five years following their issuance and if the participating bank's general meeting of shareholders has not approved their redemption, the Greek Minister of Finance will impose, pursuant to a recommendation by the Bank of Greece, a gradual cumulative increase of 2% per year on the 10% fixed return provided for during the first five years from the issuance of the shares to the Hellenic Republic.

        In accordance with Ministerial Decision 2/98029/0023A/17-01-2012, the redemption of the preference shares issued in favor to the Greek State, will, from December 31, 2011 onwards, be

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 32:    PAID-IN CAPITAL (Continued)

effected at the original par value of the preference shares through the exchange of Greek government bonds or treasury bills. At any redemption date the Greek government bonds or treasury bills to be exchanged should have the following characteristics:

  a)
  their nominal value should be of equal to the nominal value of the bonds issued as consideration for the preference shares issued by the Bank

  b)
  their maturity date should be the same or up to one month beyond the corresponding maturity date of the bonds issued as consideration for the preference shares issued by the Bank

  c)
  their market value as at the date of redemption should match their nominal value. If this is not applicable the difference will be settled between the parties in cash.

        On November 26, 2010, the Bank's Shareholders Extraordinary General Meeting approved the repurchase by the Bank of the Greek Law 3723/2008 preference shares of a nominal value of EUR 350.0 million through payment in cash, subject to obtaining Bank of Greece and other statutory approvals.

        On December 22, 2011, the Extraordinary General Meeting of the Bank's Shareholders approved a) the share capital increase by EUR 1,000.0 million through the issue of additional 200.0 million Redeemable Preference Shares at a nominal value of EUR 5.00 each with the cancellation of the pre-emptive rights of the existing shareholders in favor of the Greek State, in accordance with Greek Law 3723/2008 and b) the revocation of the decision of the Extraordinary General Meeting of the Bank's Shareholders held on November 26, 2010 regarding the repurchase by the Bank of the 70.0 million Redeemable Preference Shares in favor of the Greek State, in accordance with Greek Law 3723/2008.

        On December 30, 2011, following the above decision, the Bank issued the 200.0 million Redeemable Preference Shares at a nominal value of EUR 5.00 each.

Other capital increases

        On February 18, 2010, the 2nd Repeat General Meeting of the Bank's shareholders approved the assignment to the Board of Directors of the right to issue bonds convertible to shares, as per the provisions of articles 3a and 13 of the Companies Act and Article 5 of the Bank's Articles of Association, for a period of five years, up to an amount corresponding to 50% of the paid-up share capital of the Bank as at the time of the assignment of the said right, that is EUR 1,696.0 million. The Meeting authorized the Board of Directors to decide the particular terms and details of such issuance, as well as the procedure by which the bonds will be converted to shares.

        The Annual General Meeting of the Bank's Shareholders held on May 15, 2008, authorized the Board of Directors to increase the Bank's share capital through the issue of common shares with a pre-emptive right in favor of existing shareholders within a period of three years as of the date of the said Annual General Meeting and up to the amount that corresponds to 50% of the Bank's paid up share capital.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 32:    PAID-IN CAPITAL (Continued)

        On September 10, 2010, following the above authorizations, the Board of Directors, approved the increase of the Bank's ordinary share capital through a rights issue by offering:

  •
  121,408,315 new ordinary shares of nominal value of EUR 5.0 each and subscription price of EUR 5.2 each. The shares were offered to existing ordinary shareholders at a ratio of 1 new share for every 5 shares held. The total capital raised amounted to EUR 631,323 thousand of which EUR 607,041 thousand was credited to common stock and the remaining EUR 24,282 thousand to additional paid-in capital. The new shares were listed on the ATHEX on October 19, 2010; and

  •
  227,640,590 convertible bonds to 227,640,590 new ordinary shares of nominal value of EUR 5.0 each and subscription price of EUR 5.2 each. The bonds were offered to existing ordinary shareholders at a ratio of 3 convertible bonds for every 8 shares held. The convertible bonds carried no interest and were convertible to ordinary shares after 7 days from their issuance. The total capital raised amounted to EUR 1,183,731 thousand of which EUR 1,138,203 thousand was credited to common stock and the remaining EUR 45,528 thousand to additional paid-in capital. The new shares were listed on the ATHEX on October 25, 2010.

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

NOTE 33:    REDEEMABLE NON-CONTROLLING INTEREST

        Of the redeemable NCI outstanding as at December 31, 2011, EUR 257.4 million relates to the fair value of the arrangement with the IFC regarding 5% of Finansbank ordinary shares (December 31, 2010, EUR 242.1 million). In April 2007, the Bank disposed of 5% of Finansbank ordinary shares to IFC for USD 259.2 million. The price per share received from the IFC was determined to be the price per share paid by the Bank to the Finansbank shareholders during the Mandatory Tender Offer. This stake is subject to put and call arrangements, as provided for in the shareholders' agreement between the Bank and IFC, exercisable after 5 and 7 years, respectively. The put option price is the higher of (i) the fair market value of the shares as determined by independent valuation specialists and (ii) the price received compounded semiannually with 6-month Libor plus 25 basis points. These put and call agreements are neither legally detachable nor separately exercisable from the respective shares held by IFC.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 33:    REDEEMABLE NON-CONTROLLING INTEREST (Continued)

        The remaining redeemable NCI outstanding as at December 31, 2011 and 2010 relates to similar put and call arrangements with the EBRD with respect to 10.21% of Banca Romaneasca's share capital. These arrangements were settled in January 2012.

        Similar put/call agreements that existed with the EBRD and the IFC with respect to 10.8% each of Stopanska Banka's share capital were settled in August 2010 following the exercise by EBRD and IFC of their put options.

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

NOTE 34:    EARNINGS PER SHARE

        Basic earnings per share is computed by dividing net income for the year attributable to ordinary shareholders after deducting dividends declared to preferred shareholders by the weighted average number of ordinary shares outstanding during the year (amounts are presented in EUR thousands, except share and per share data).

	2009	2010	2011
	As restated	As restated
Net income/(loss) attributable to NBG shareholders	391,052	(354,772)	(14,539,668)
Dividends to preference shares	(42,192)	(71,558)	—

Net income/(loss) adjusted for EPS computation	348,860	(426,330)	(14,539,668)
Weighted average common shares outstanding for basic earnings per share	663,812,717	762,275,390	955,341,356

Weighted average common shares outstanding for dilutive earnings per share	663,812,717	762,275,390	955,341,356

Basic earnings/(losses) per share	0.53	(0.56)	(15.22)
Diluted earnings/(losses) per share	0.53	(0.56)	(15.22)

        The per-share computations above reflect the additional shares relating to the stock dividend and the effect of the bonus element (i.e. issue of common stock at discount to market price) in the share capital increase took place in 2010, as described in Note 32. The adjustment, which corresponds to the factor of 1.1769 is applied retrospectively to all periods presented.

        Common shares from stock options were not included in the computation of the dilutive EPS for 2009, 2010 and 2011 because their impact was anti dilutive based on current market prices. In 2011 all stock options lapsed.

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

        The unique events that occurred during 2011, such as the continuation, for a third year in a row, of the crisis in the Greek economy and the impairment losses recognized due to the completion of the PSI (see Note 11), have adversely impacted the regulatory capital of the Group and the Bank which has been reduced significantly, and there is need for recapitalization. The recapitalization plan for Greek banks forms an integral part of the financial assistance under the Program.

        The Program, which has already been approved by the Troika along with a specific sequence of disbursements, commits funds for the recapitalization plan, amounting up to EUR 50.0 billion and is now in the implementation phase under the auspices of the Bank of Greece. The main features of this Program are:

        All Greek banks are required to achieve a Core Tier I capital ratio of 9% by September 2012 and 10% by June 2013. In addition, banks' capital needs will be determined on the basis of a requirement to maintain a 7% Core Tier I capital ratio under a three-year adverse stress scenario;

        From January 1, 2012 until the Group achieves the minimum level of capital required, the Bank of Greece will allow the Bank to operate at a Core Tier I ratio lower than 9%;

        The Bank of Greece, with the support of external consultants, is undertaking a comprehensive assessment of the banks' capital needs and viability. This assessment will be based, inter alia, on a stress-test exercise built on the results from an independent loan diagnostic exercise, the PSI impact, and the business and capital plans that banks have already submitted, and will be revised in accordance with Bank of Greece comments;

        Banks which are deemed viable based on their business and capital raising plans, as assessed by the Bank of Greece, will be given the opportunity to raise capital in the market, prior to September 30, 2012. Residual capital needs will be met from public support from the HFSF through common shares with restricted voting rights or contingent convertible bonds, in a manner that preserves private sector incentives to inject capital;

        The voting rights of the common shares held by the HFSF will be strictly limited to specific strategic decisions, unless the private participation in the form of common shares is less than a given minimum percentage of the bank's total capital needs (to be defined in a separate law).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 35:    REGULATORY MATTERS (Continued)

        The actual capital amounts and ratios (based on IFRS figures) for the Group are presented in the table below:

			For Capital Adequacy Purposes
	Actual		Minimum Required
	Amount	Ratio	Amount	Ratio
	(EUR in thousands)		(EUR in thousands)
As of December 31, 2011:
Total Capital	(1,664,113)	(2.6)%	5,139,827	8.0%
(to Risk-Weighted Assets)
Tier I Capital	(2,367,343)	(3.7)%	3,212,392	5.0%
(to Risk-Weighted Assets)
As of December 31, 2010:
Total Capital	9,311,414	13.7%	5,455,878	8.0%
(to Risk-Weighted Assets)
Tier I Capital	8,958,703	13.1%	3,409,922	5.0%
(to Risk-Weighted Assets)
As of December 31, 2009:
Total Capital	7,590,412	11.3%	5,392,548	8.0%
(to Risk-Weighted Assets)
Tier I Capital	7,590,412	11.3%	3,370,343	5.0%
(to Risk-Weighted Assets)

        In accordance with the Bank of Greece directives (Governor's Act 2630/29.10.2010) the Group's capital base includes all types of regulatory eligible Own Funds, among others, the share capital, the share premium account, the reserves and retained earnings, preferred securities and subordinated debt issues.

        However, at December 31, 2011, the Group's capital adequacy ratio was below the minimum threshold of 8% required (negative 2.6%) due to the recognition of losses from the Groups' participation in the PSI, and to this extend the Tier I and Total capital have been calculated before the application of the regulatory limits prescribed in the Bank of Greece Governor's Act 2630/2010. Specifically, in case of negative regulatory equity the recognition of minority rights as well as Lower Tier I capital and Tier II is prohibited and certain investments in financial institutions are deducted from Tier I capital.

        In the context of actions designed to fortify the Bank's capital position, in December 2011 the Bank raised EUR 1 billion through the issue of redeemable preference shares that were taken up in full by the Hellenic Republic and in January 2012 completed a tender offer to repurchase all or part of the covered bonds and hybrid securities issued by the Group in the past. This move enabled the Bank to strengthen its Core Tier I and Tier I capital by EUR 302 million and EUR 77 million respectively.

        By including the amount of EUR 6.9 billion of capital confirmed by the HFSF (see Note 42) and the amount of EUR 77.0 million of capital created on January 17, 2012 from the voluntary tender offer

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 35:    REGULATORY MATTERS (Continued)

for the acquisition of the preferred securities issued by NBG Funding Ltd and for the EUR 1,500.0 million Third Series fixed rate covered bonds due in 2016 (see Note 24), the Tier I and Total capital ratios for the Group are calculated at 7.2% and 8.3% respectively.

NOTE 36:    FAIR VALUE OF FINANCIAL INSTRUMENTS

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

        The fair value information as at December 31, 2010 has been restated to reflect the impact discussed in Note 43.

(a)   Financial instruments not measured at fair value

        The following methods and assumptions were used to estimate the fair value of the Group's financial assets and liabilities, which are not recorded on the Group's balance sheet at fair value at December 31, 2010 and 2011:

        Cash, deposits, repos:    The carrying amount of cash, deposits with central bank and other banks and repurchase and resale agreements approximates their fair value.

        Loans:    Except for the loans designated at fair value (see (b) below), loans are not recorded at fair value on a recurring basis and their fair value is estimated for disclosure purposes only. The fair value of loans is estimated using discounted cash flow models. The discount rates are based on current market interest rates for loans with similar terms to borrowers of similar credit quality. For variable rate commercial loans that re-price frequently (within a relatively short time frame) and have no significant change in credit risk, fair value is based on carrying amount. Impaired loans secured with collateral are not considered to be "collateral dependent" if foreclosure is not probable and repayment is not expected to be provided solely by the underlying collateral, therefore such loans are not disclosed as Level 3 fair value measurements on a non-recurring basis. For impaired loans secured with collateral for which foreclosure is probable, the impairment was measured based on the fair value of the collateral. These measurements are classified as Level 3 in the fair value hierarchy (see Note 13).

        Held to maturity securities:    The fair value of held to maturity investment securities is estimated using market prices, or if such are not available, using discounted cash flow models. The discount rates are based on current market interest rates offered for instruments with similar terms to the same borrowers or borrowers of similar credit quality. In particular, for Greek government bonds classified as held-to-maturity securities that were exchanged in the context of the PSI (see Note 11).

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

	Year ended December 31, 2010 As restated		Year ended December 31, 2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(EUR in thousands)		(EUR in thousands)
Financial Assets:
Interest bearing deposits with banks	6,398,767	6,399,000	3,767,624	3,771,226
Held to maturity securities	3,598,285	2,620,525	1,002,202	963,301
Loans at amortized cost, net of allowance	75,303,928	75,220,207	69,174,975	69,050,417
Financial Liabilities:
Deposits at amortized cost	92,654,725	92,641,905	89,795,575	89,807,018
Other borrowed funds	1,111,663	1,109,408	925,971	920,699
Long-term debt at amortized cost	2,544,850	2,669,250	1,878,074	1,838,635

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

	Fair value measurement using
				Total assets/ liabilities at fair value
At December 31, 2010 As restated	Level 1	Level 2	Level 3
	(EUR in thousands)
Assets
Trading assets	1,106,670	1,641,790	36,862	2,785,322
Greek government bonds	—	797,377	—	797,377
Debt securities issued by other governments and public sector entities	128,347	48,986	—	177,333
Debt securities issued by Greek financial institutions	—	299,962	79	300,041
Debt securities issued by foreign financial institutions	1,000	361,062	36,783	398,845
Corporate debt securities issued by Greek companies	—	16,956	—	16,956
Corporate debt securities issued by foreign companies	—	110,448	—	110,448
Equity securities issued by Greek companies	6,082	—	—	6,082
Equity securities issued by foreign companies	10,272	—	—	10,272
Greek treasury bills	934,552	—	—	934,552
Foreign treasury bills	6,563	6,999	—	13,562
Mutual fund units	19,854	—	—	19,854
Derivative assets	3,448	1,592,588	38,234	1,634,270
Available-for-sale securities	4,169,976	9,326,970	191,564	13,688,510
Greek government bonds	—	6,583,084	72,980	6,656,064
Debt securities issued by other governments and public sector entities	3,359,284	401,422	—	3,760,706
Corporate debt securities issued by companies incorporated in Greece	—	824,442	14,346	838,788
Corporate debt securities issued by companies incorporated outside Greece	27,016	1,291,038	104,238	1,422,292
Equity securities issued by companies incorporated in Greece	138,480	8,016	—	146,496
Equity securities issued by companies incorporated outside Greece	145,850	648	—	146,498
Foreign treasury bills	—	218,320	—	218,320
Mutual Fund units	499,346	—	—	499,346
Loans at fair value(1)	—	559,107	—	559,107
Other assets	200,009	33,567	—	233,576

Total Assets	5,480,103	13,154,022	266,660	18,900,785

Liabilities
Deposits at fair value(2)	—	1,240,133	623	1,240,756
Derivative liabilities	10,214	1,760,160	12,096	1,782,470
Long-term debt fair value(1)	—	1,261,100	—	1,261,100

Total liabilities	10,214	4,261,393	12,719	4,284,326

(1)
Amounts represent items for which the Group has elected the Fair Value Option under ASC 825 "Financial Instruments" (see Note 13 and Note 24).

(2)
Amounts represent items, which contain an embedded derivative and the Group has elected to account for at fair value through the profit and loss under the provisions of ASC 815 "Derivatives and Hedging" instead of separating the

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 36:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

  embedded derivative, and items that the Group has elected the Fair Value Option under ASC 825 "Financial Instruments (see Note 19).

	Fair value measurement using
				Total assets/ liabilities at fair value
At December 31, 2011	Level 1	Level 2	Level 3
	(EUR in thousands)
Assets
Trading assets	198,857	2,472,853	292,378	2,964,088
Greek government bonds	—	—	259,233	259,233
Debt securities issued by other governments and public sector entities	176,932	42,875	—	219,807
Debt securities issued by Greek financial institutions	—	44,025	370	44,395
Debt securities issued by foreign financial institutions	—	77,251	32,775	110,026
Corporate debt securities issued by Greek companies	—	10,876	—	10,876
Corporate debt securities issued by foreign companies	—	5,547	—	5,547
Equity securities issued by Greek companies	7,767	—	—	7,767
Equity securities issued by foreign companies	8,750	—	—	8,750
Greek treasury bills	—	2,268,222	—	2,268,222
Foreign treasury bills	—	24,057	—	24,057
Mutual fund units	5,408	—	—	5,408
Derivative assets	9,349	3,523,423	73,193	3,605,965
Available-for-sale securities	3,272,302	1,425,813	3,873,609	8,571,724
Greek government bonds	—	—	3,697,378	3,697,378
Debt securities issued by other governments and public sector entities	2,706,134	347,617	—	3,053,751
Corporate debt securities issued by companies incorporated in Greece	—	365,645	94,881	460,526
Corporate debt securities issued by companies incorporated outside Greece	16,469	557,063	81,350	654,882
Equity securities issued by companies incorporated in Greece	57,620	—	—	57,620
Equity securities issued by companies incorporated outside Greece	44,343	612	—	44,955
Foreign treasury bills	25,574	154,876	—	180,450
Mutual Fund units	422,162	—	—	422,162
Loans at fair value(1)	—	277,247	—	277,247
Other assets	137,190	21,829	9,341	168,360

Total Assets	3,617,698	7,721,165	4,248,521	15,587,384

Deposits at fair value(2)	—	1,779,727	—	1,779,727
Derivative liabilities	8,371	4,301,180	10,937	4,320,488
Other liabilities	5,009	—	—	5,009
Long-term debt at fair value(1)	—	1,059,297	—	1,059,297

Total liabilities	13,380	7,140,204	10,937	7,164,521

(1)
Amounts represent items for which the Group has elected the Fair Value Option under ASC 825 "Financial Instruments" (see Note 13 and Note 24).

(2)
Amounts represent items, which contain an embedded derivative and the Group has elected to account for at fair value through the profit and loss under the provisions of ASC 815 "Derivatives and Hedging" instead of separating the embedded derivative, and items that the Group has elected the Fair Value Option under ASC 825 "Financial Instruments (see Note 19).

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

        In 2011, there were no transfers from Level 1 to Level 2.

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

        The fair values of derivative assets and liabilities traded in the over-the-counter market are determined using quantitative models that utilize multiple market inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors to value the position. The majority of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services. Estimation risk is greater for derivative asset and liability positions that are option-based where observable market inputs are less readily available or are unobservable. In particular, derivative products valued using valuation techniques with significant unobservable inputs include certain correlation products, such as correlation between various interest indices or correlation between various currencies. They also include products where implied volatility represents a significant input.

(e)   Reconciliation of Level 3 financial instruments:

        Level 3 financial instruments at December 31, 2011 include:

  (a)
  Greek government bonds that were eligible for the PSI transferred into Level 3 at December 31, 2011 because the fair market value was based on a discount rate of 12%, which was derived from an internal analysis.

  (b)
  Derivative products, which are valued using valuation techniques with significant unobservable inputs, including certain correlation products, such as correlation between various interest indices or correlation between various currencies. They also include products where implied

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 36:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

    volatility represents a significant input and derivatives for which the CVA is based on significant unobservable inputs and the amount of the CVA is significant relative to the total fair value of the derivative.

  (c)
  Securities at fair value through profit or loss and available-for-sale securities, which are valued using valuation techniques with significant unobservable inputs, principally comprised of securities that require correlation between various interest indices.

  (d)
  Available-for-sale corporate bonds, transferred into Level 3 at December 31, 2011 because the fair value was estimated based on the prices with which the issuers completed tender offers with respect to these or similar instruments.

        The tables below present a reconciliation of all financial assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2010 and December 31, 2011 including realized and unrealized gains/(losses) included in earnings and OCI.

	2010
	Balance at beginning of year	Gain/(losses) included in earnings	Gain/(losses) included in OCI	Purchases, issuances, and settlements	Transfer into/(out of) level 3	Balance at end of year
	As restated (EUR in thousands)
Trading assets	63,117	(6,921)	—	(10,568)	(8,766)	36,862
Greek government bonds	8,766	—	—	—	(8,766)	—
Debt securities issued by Greek financial institutions	—	(57)	—	136	—	79
Debt securities issued by foreign financial institutions	53,689	(6,906)	—	(10,000)	—	36,783
Corporate debt securities issued by foreign companies	662	42	—	(704)	—	—
Net Derivatives	28,309	38,415	—	(28,534)	(12,052)	26,138
Available-for-sale securities	578,402	(14,015)	(48)	(294,348)	(78,427)	191,564
Greek government bonds	146,230	3	(29,470)	1,027	(44,810)	72,980
Debt securities issued by other governments and public sector entities	328,074	(15,360)	5,573	(284,670)	(33,617)	—
Corporate debt securities issued by companies incorporated in Greece	14,886	9	(549)	—	—	14,346
Corporate debt securities issued by companies incorporated outside Greece	89,212	1,333	24,398	(10,705)	—	104,238
Deposits at fair value	4,893	241	—	(4,511)	—	623

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 36:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	2011
	Balance at beginning of year	Gain/(losses) included in earnings	Gain/(losses) included in OCI	Purchases	Settlements	Transfer into/(out of) level 3	Balance at end of year
	(EUR in thousands)
Trading assets	36,862	(4,053)	—		—	259,569	292,378
Greek government bonds	—	—	—		—	259,233	259,233
Debt securities issued by Greek financial institutions	79	(45)	—		—	336	370
Debt securities issued by foreign financial institutions	36,783	(4,008)	—		—	—	32,775
Net Derivatives	26,138	4,242	—	2,994	(13,136)	42,018	62,256
Available-for-sale securities	191,564	(12,875)	(46,274)		—	3,741,194	3,873,609
Greek government bonds	72,980	(12,884)	(23,766)		—	3,661,048	3,697,378
Debt securities issued by other governments and public sector entities	—	—	—		—	—	—
Corporate debt securities issued by companies incorporated in Greece	14,346	—	389		—	80,146	94,881
Corporate debt securities issued by companies incorporated outside Greece	104,238	9	(22,897)		—	—	81,350
Other Assets	—	—	—	9,341		—	9,341
Deposits at fair value	623	114	—		(737)	—	—

        Gains and losses included in net income/loss are reported in Net trading loss, except for bonds' amortization of premium/discount which amounts to EUR 381 thousand for the year ended December 31, 2010 and to EUR 27 thousand for the year ended December 31, 2011 which is reported in Net interest income before provision for loan losses.

        For the year ended December 31, 2011, changes in unrealized gains/(losses) of Level 3 financial instruments still held at the reporting date amounted to Nil, EUR 2,232 thousand and EUR 114 thousand for trading assets, derivatives and deposits respectively.

        For the year ended December 31, 2010, changes in unrealized gains/(losses) of Level 3 financial instruments still held at the reporting date amounted to EUR (7,578) thousand, EUR 37,329 thousand and EUR 10 thousand for trading assets, derivatives and deposits respectively.

        The transfers out of Level 3 in 2010 relate to securities that have been reclassified in the held-to-maturity portfolio and therefore are no longer measured at fair value.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    SEGMENT INFORMATION

        We measure the performance of each of our business segments primarily in terms of "profit before tax". Profit before tax and the business segment information of the Group, set forth below, is derived from the internal management reporting system used by management to measure the performance of the business segments. Unlike financial accounting, there is no authoritative body of guidance for management accounting. The business segment information, set forth below, is based on the financial information prepared in accordance with IFRS. Accordingly, the format and information is presented primarily on the basis of IFRS and is not consistent with the consolidated financial statements prepared on the basis of US GAAP. A reconciliation is provided for the total amounts of segments' total profit/(loss) before tax with income/(loss) before income tax.

        NBG Group manages its business through the following business segments:

Retail Banking

        Retail banking includes all individual customers, professionals, small-medium and small sized companies (companies with annual turnover of up to EUR 2.5 million) in Greece. The Bank, through its extended network of branches, offers to its retail customers various types of loan, deposit and investment products as well as a wide range of other traditional services and products.

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

Global Markets & Asset Management

        Global Markets and Asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

        The Group offers a wide range of insurance products through its subsidiary company, EH and other subsidiaries in SE Europe and Turkey.

International Banking Operations

        The Group's international banking activities, other than its Turkish operations, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish Banking Operations

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

Breakdown by business segment

12-month period ended December 31, 2009	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in thousands)
Net interest income	1,402,316	536,138	584,022	48,832	488,762	968,856	(62,611)	3,966,315
Net fee and commission income/(loss)	166,243	72,270	95,488	3,872	94,040	228,546	(71)	660,388
Other	(26,448)	(67,169)	268,099	149,498	17,873	96,860	11,679	450,392

Total operating income/(loss)	1,542,111	541,239	947,609	202,202	600,675	1,294,262	(51,003)	5,077,095

Direct costs	(670,025)	(53,509)	(79,390)	(182,192)	(302,526)	(523,994)	(255,232)	(2,066,868)
Allocated costs and provisions	(798,813)	(207,704)	(190,290)	(70,431)	(189,914)	(250,085)	(51,042)	(1,758,279)
Share of profit of associates	—	—	(1,429)	560	783	(190)	393	117

Profit/(loss) before tax	73,273	280,026	676,500	(49,861)	109,018	519,993	(356,884)	1,252,065

Segment assets as at December 31, 2009
Segment assets	31,961,306	18,639,070	26,859,396	2,851,745	11,446,389	15,819,570	5,453,008	113,030,484
Tax assets								363,699

Total assets								113,394,183

Other Segment items
Depreciation, amortization(1)	20,096	1,021	3,538	9,127	32,688	42,186	104,784	213,440

Credit provisions and other impairment charges	442,576	151,257	171,804	69,813	189,914	250,085	28,196	1,303,645
Non-current assets additions	14,814	634	11,741	8,289	62,445	58,782	115,725	272,430

(1)
Includes depreciation and amortization on investment property, property and equipment, software and other intangible assets and amortization and write-offs of intangible assets recognized on business combination.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    SEGMENT INFORMATION (Continued)

Breakdown by business segment

12-month period ended December 31, 2010	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in thousands)
Net interest income	1,368,231	621,918	472,177	54,066	461,836	1,053,634	116,095	4,147,957
Net fee and commission income/(loss)	127,788	77,841	37,556	8,054	102,260	262,723	(6,297)	609,925
Other	(25,223)	(73,770)	(205,549)	101,146	28,456	47,939	8,595	(118,406)

Total operating income/(loss)	1,470,796	625,989	304,184	163,266	592,552	1,364,296	118,393	4,639,476

Direct costs	(683,711)	(53,058)	(77,823)	(159,653)	(300,583)	(659,239)	(160,099)	(2,094,166)
Allocated costs and provisions	(1,155,003)	(259,477)	(60,472)	(37,603)	(209,568)	(144,586)	(42,569)	(1,909,278)
Share of profit of associates	—	—	310	903	1,055	289	(959)	1,598

Profit/(loss) before tax	(367,918)	313,454	166,199	(33,087)	83,456	560,760	(85,234)	637,630

Segment assets as at December 31, 2010
Segment assets	30,079,448	18,957,278	29,793,880	3,052,124	10,506,104	20,619,183	7,129,220	120,137,237
Tax assets								607,368

Total assets								120,744,605

Other Segment items
Depreciation, amortization(1)	19,746	1,291	5,968	9,698	35,483	53,633	101,441	227,260

Credit provisions and other impairment charges	796,593	204,037	39,865	36,987	209,528	144,586	18,731	1,450,327
Non-current assets additions	8,730	13,254	4,093	5,137	52,360	67,704	105,934	257,212

(1)
Includes depreciation and amortization on investment property, property & equipment, software & other intangible assets and amortization and write-offs of intangible assets recognized on business combinations.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    SEGMENT INFORMATION (Continued)

Breakdown by business segment

12-month period ended December 31, 2011	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in thousands)
Net interest income	1,203,449	775,789	371,353	62,831	387,197	903,357	138,832	3,842,808
Net fee and commission income/(loss)	101,398	81,691	(106,766)	6,935	94,218	313,622	2,751	493,849
Other	(25,192)	(61,766)	8,674	178,720	5,824	35,646	(106,603)	35,303

Total operating income/(loss)	1,279,655	795,714	273,261	248,486	487,239	1,252,625	34,980	4,371,960

Direct costs	(687,823)	(52,153)	(65,095)	(135,460)	(293,350)	(656,414)	(249,029)	(2,139,324)
Allocated costs and provisions	(1,514,674)	(2,151,714)	(10,723,025)	(633,054)	(202,164)	(147,058)	(282,246)	(15,653,935)
Share of profit of associates	—	—	(2,592)	1,051	1,193	94	1,433	1,179

Profit/(loss) before tax	(922,842)	(1,408,153)	(10,517,451)	(518,977)	(7,082)	449,247	(494,862)	(13,420,120)

Segment assets as at December 31, 2011
Segment assets	27,368,430	16,195,725	24,903,725	2,041,287	9,856,192	20,671,864	4,280,798	105,318,021
Tax assets								1,551,968

Total assets								106,869,989

Other Segment items
Depreciation, amortization(1)	18,759	1,688	4,848	8,895	36,261	54,593	101,187	226,231

Provision for loans impairment & advances	1,180,171	2,101,421	10,702,049	631,329	200,322	147,058	259,932	15,222,282
Non-current assets additions	5,517	10,805	35,736	3,112	18,872	80,175	66,134	220,351

(1)
Includes depreciation and amortization on investment property, property & equipment, software & other intangible assets and amortization and write-offs of intangible assets recognized on business combinations.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    SEGMENT INFORMATION (Continued)

Reconciliation of Profit before tax per IFRS reported for the segments to Income / (loss) before income tax expense per US GAAP

	2009	2010	2011
	(EUR in thousands)
Profit/(loss) before tax	1,252,065	637,630	(13,420,120)
Dividend paid and transactions on financial instruments classified within equity under IFRS	186,289	(369)	(39,252)
Hedging of Interest Rate Risk and Net Investment Hedge	(430,170)	(693,471)	(68,125)
Fixed assets measurement difference	26,810	8,733	38,322
Effective Interest Rate income recognition method	(88,820)	(40,776)	(12,457)
Redeemable non-controlling interests	(1,282)	29,636	15,117
Foreign exchange differences on AFS debt securities	28,800	(78,220)	103,584
Difference of equity in earnings of investees	(21,515)	1,797	16,074
Insurance reserves	(1,272)	(67,508)	(307,243)
Impairment of goodwill	—	—	(298,241)
Impairment of AFS securities	(120,538)	(23,979)	127,793
Bond's portfolio classification	—	—	(187,722)
Other	(20,462)	76,175	(15,864)
US GAAP restatements	(180,035)	(115,341)	—

Income/(loss) before income tax	629,870	(265,693)	(14,048,134)

Breakdown of total assets, total revenue, income/(loss) before income tax expense and net income/(loss) attributable to NBG shareholders by geographical location

	Total assets	Total revenue	Income/(loss) before income tax expense	Net income/(loss) attributable to NBG shareholders
	(EUR in thousands)
12-month period ended December 31, 2009—As restated
Domestic	81,933,706	4,638,099	62,868	(56,499)
Foreign	31,181,173	3,132,746	567,002	447,551

Group	113,114,879	7,770,845	629,870	391,052

12-month period ended December 31, 2010—As restated
Domestic	83,757,213	3,666,315	(896,685)	(863,141)
Foreign	34,974,665	3,150,344	630,992	508,369

Group	118,731,878	6,816,659	(265,693)	(354,772)

12-month period ended December 31, 2011
Domestic	71,599,902	(6,399,383)	(14,511,072)	(14,888,328)
Foreign	31,867,333	3,172,016	462,938	348,660

Group	103,467,235	(3,227,367)	(14,048,134)	(14,539,668)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:    EMPLOYEE BENEFIT PLANS

(a)   Defined Contribution Plans

National Bank of Greece Pension Plan

        In accordance with Greek Law 3655/2008, applicable from April 2008, the Bank's main pension plan, which was a defined-contribution plan, has been incorporated into the main pension branch of the state sponsored social security fund IKAE - TAM as of August 1, 2008. Pursuant to Greek Law 3655/2008, the Bank will contribute EUR 25.5 million per annum into IKA - ETAM for 15 years starting from December 2009. This legislation also prescribes that employer contributions made by the Bank will be reduced every three years in equal increments starting from 2013 from 26.5% until they reach 13.3% for employees who joined any social security plan prior to January 1, 1993. Employer contributions for employees who joined any social security fund post January 1, 1993, will remain at 13.3%.

National Bank of Greece Auxiliary Pension Plan

        In 2005 and 2006, the Hellenic Republic passed legislation permitting bank employee auxiliary pension schemes to merge with the new Insurance Fund of Bank Employees ("ETAT"). The relevant legislation provides that, in connection with the merger of auxiliary schemes with ETAT, the relevant employer shall make a payment to ETAT solely in an amount to be determined by an independent financial report commissioned by the Ministry of Finance pursuant to this legislation. Subsequently, in April 2006 the Bank applied under Greek Law 3371/2005, as amended, to merge its Auxiliary Pension Fund, a defined-contribution plan, into ETAT. Consequently, the Bank may have to contribute a significant amount to ETAT in relation to this merger.

        The Bank's employees' Auxiliary Pension Plan provides for defined contributions to be made by the Bank at a rate of 9% of the employee's salary. Benefits paid are determined by years of service with the Bank and the employee's final pensionable pay. Under Greek Law 3371/2005 employees hired after January 1, 2005 are insured in the auxiliary social security fund IKA - ETAM. The Bank pays its contributions to IKA - ETAM since May 1, 2007.

Ethniki Hellenic General Insurance Company Benefit Plan

        As for the Bank's main pension plan, following legislation passed in April 2008, the post-retirement and health plan of EH has been incorporated into the main pension branch of the state sponsored social security fund IKA - ETAM as of August 1, 2008. Employer contributions made by EH will be reduced every three years in equal increments starting from 2013, until they reach 13.3%. Employer contributions for employees who joined any social security fund post January 1, 1993, will remain at 13.3%.

Other Defined Contribution Pension Plans

        The London branch of the Bank and Group companies among which UBB, SABA, NBG Ethniki Asset Management Mutual Funds, EH, NBGI Private Equity Ltd and NBGI Private Equity Funds also make contributions to other defined contribution pension plans and funds for their employees.

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

        Total contributions to social security funds, state run plans and defined contribution plans for 2010 and 2011 were EUR 371.3 million and EUR 353.1 million respectively. As mentioned above, as of August 1, 2008, the Bank's pension plan and the pension branch of EH post-retirement and health plan were incorporated into IKA - ETAM and therefore ceased to exist as separate defined contribution plans.

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

Benefits for the employees' children

        Benefits to employees' children are lump sum and are also based on the parents' salary and pension where applicable and on the age at which the child receives the benefits. Such benefits are offered to former Ethnokarta employees' children through a DAF type policy, as well as to the Bank's employees' children through a separate fund. Net periodic pension cost for these defined benefit plans

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:    EMPLOYEE BENEFIT PLANS (Continued)

and termination indemnities includes the following components which are recognized in the income statement for the periods ended:

	2009	2010	2011
	(EUR in thousands)
Service cost	15,918	17,546	14,010
Interest cost	21,695	22,519	19,434
Expected return on plan assets	(2,281)	(2,968)	(4,749)
Amortization of actuarial losses	17,816	14,883	13,838
Amortization of prior past service cost	1,769	294	137
Costs of additional benefits	29,466	9,821	7,412

Net periodic pension cost	84,383	62,095	50,082

        Cost of additional benefits in 2009 and 2010 include the voluntary retirement schemes of EH amounting to EUR 24.6 million and EUR 5.3 million, respectively. The amount in 2011 mainly relates to the additional cost of extra benefits in excess of the benefits provided for Finansbank and Vojvodjanska, amounting to EUR 3.4 million and EUR 2.9 million, respectively.

        Weighted average assumptions used to determine the net periodic pension cost for the years ended December 31:

	2009	2010	2011
Discount rate	5.4%	5.2%	5.3%
Expected return on plan assets	6.1%	6.4%	5.5%
Rate of compensation increase	5.3%	5.1%	3.5%

        To set the expected long-term rate of return assumptions the Group uses forward looking assumptions. In particular, as regards Greek equities, the Group used the return on 10-year government bonds as at the end of the reporting period plus an equity risk premium based on a basket of company shares listed on the ATHEX. As regards Deposit Administration Fund assets, the guaranteed return interest rate was used.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:    EMPLOYEE BENEFIT PLANS (Continued)

        The aggregated funding status recognized in the consolidated balance sheet is reconciled below as follows for the years ended December 31:

	2009	2010	2011
	(EUR in thousands)
Change in Projected Benefit obligation ("PBO"):
PBO, beginning of year	482,069	472,896	402,143
Service cost	15,918	17,546	14,010
Interest cost	21,695	22,519	19,434
Employee contributions	6,752	6,353	5,065
Actuarial loss/(gain)	14,016	(30,682)	(37,680)
Adjustment for disposal and other	(1,566)	1,291	(3,137)
Benefits paid from the Fund	(56,795)	(68,744)	(85,684)
Benefits paid directly by the Group	(25,610)	(25,552)	(18,694)
Settlements/Terminations/Curtailments	15,085	6,418	5,649
Prior service cost arising over last period	1,332	98	—

PBO, end of year	472,896	402,143	301,106

	2009	2010	2011
	(EUR in thousands)
Change in plan assets:
Fair value of plan assets, beginning of year	68,001	68,968	102,210
Actual return on plan assets	19,517	(31,839)	(18,132)
Employer contributions	38,713	127,472	72,904
Employee contributions	6,752	6,353	5,065
Expenses	(7,220)	—	—
Benefits paid	(56,795)	(68,744)	(85,684)

Fair value of plan assets, end of year	68,968	102,210	76,363

        Employer contributions paid by the Group, are in excess of the EUR 15.8 million total expected contributions for funded plans for 2011.

        The amounts recognized in the consolidated balance sheet as at December 31, are as follows:

	2009	2010	2011
	(EUR in thousands)
Funded status, end of year	(403,928)	(299,933)	(224,743)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:    EMPLOYEE BENEFIT PLANS (Continued)

        The weighted-average assumptions used in determining the benefit obligation of such plans at December 31, are as follows:

	2009	2010	2011
Discount rate	5.2%	5.3%	5.0%
Rate of compensation increase	5.1%	3.4%	2.5%
Pension increase	2.5%	2.5%	0.0%

        Additional year-end information for pension plans with accumulated benefit obligations in excess of plan assets at December 31, are as follows:

	2009	2010	2011
	(EUR in thousands)
Projected benefit obligation	472,896	402,143	301,106
Accumulated benefit obligation	369,281	328,602	259,542
Fair value of plan assets	68,968	102,210	76,363

        The amounts recognized in accumulated "Other Comprehensive Income" at December 31, are as follows:

	2009	2010	2011
	(EUR in thousands)
Net actuarial losses	184,321	170,532	139,368
Prior Service cost	2,340	1,756	1,441

        Other Changes in Plan Assets and Benefit Obligations recognized in Other comprehensive income / (loss) at December 31, are as follows:

	2009	2010	2011
	(EUR in thousands)
Net Loss/(Gain)	(3,220)	4,125	(14,799)
Prior Service Cost/(Credit)	2,223	98	—
Amortization of (Losses)/Gains	(27,574)	(18,340)	(15,504)
Amortization of Prior Service Cost	(1,769)	(396)	(137)

Total recognized on Other comprehensive income/(loss)	(30,340)	(14,513)	(30,440)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:    EMPLOYEE BENEFIT PLANS (Continued)

        The estimated amounts to be amortized from accumulated other comprehensive income into net periodic benefit cost during financial year 2012 are EUR 0.1 million of prior service cost and EUR 11.5 million of net actuarial loss.

        The following table indicates actual and targeted plan asset allocation for the Group's funded defined benefit pension plans:

	2010		2011
					2012
	Amount	Proportion	Amount	Proportion
	(EUR in thousands)		(EUR in thousands)
Equity securities	28,885	28%	7,735	10%	10%–80%
Other	73,325	72%	68,628	90%	20%–90%

Total	102,210	100%	76,363	100%

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

        Benefit payments projected to be made from the defined benefit plans are as follows:

Benefit payments projected
(EUR in thousands)
2012	35,625
2013	14,495
2014	18,063
2015	16,693
2016	19,354
2016–2020	173,683

        In 2012, the Group is expected to make EUR 8.7 million in contributions to funded plans and EUR 11.1 million in retirement indemnities.

NOTE 39:    SHARE BASED PAYMENT

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

        At the repeat General Meeting held on June 1, 2006, a new Group-wide stock option program was approved for the Bank's executive directors, executive management and personnel of the Group (Program B). The maximum number of new ordinary shares to be issued under Program B was set at 2.5 million and adjusted to 3.5 million as a consequence of the four to ten share capital increase in 2006. Program B was set to last five years and expired in 2011. Under the terms of Program B, the exercise price range was between EUR 5.0 and 70% of the average market price for the ordinary shares over a period starting on June 2, 2006 until the date at which such rights were first exercised.

        At the repeat General Meeting held on June 28, 2007, the shareholders of the Bank approved a new Group-wide stock option program for the Bank's executive directors, executive management and personnel of the Group (Program C). Program C is set to last eight years and expires in 2015. The stock options were to be granted up until 2010. The maximum number of new ordinary shares to be issued under Program C was originally set at 12.0 million and adjusted to approximately 12.5 million as a consequence of four for every hundred shares held issue as stock dividend, in accordance with the resolution passed at the repeat General Meeting held on May 15, 2008. The maximum number of options that could have been granted per year could not exceed 1% of the total number of ordinary shares outstanding. The strike price should be within the range of EUR 5.0 to 85% of the average market price of the ordinary shares within the time period from January 1 of the year the options are granted until October 31 of that same year. No stock options have been granted under this program.

        The total number of share options granted, exercised and cancelled per Program, are analyzed as follows:

	Program A 1st Grant	Program A 2nd Grant	Program B
Total Shares options granted per Program	2,992,620	496,500	3,014,100
Adjustments due to share capital increases	120,315	35,632	162,720
Number of share options exercised	(1,426,883)	(53,475)	(798,590)
Number of share options cancelled	(1,686,052)	(478,657)	(2,378,230)

Outstanding balance	—	—	—

        At December 10, 2010 the outstanding options of Program A 1st and 2nd grant expired.

        All outstanding options of Program B would have been exercised between June 1, 2011 and June 10, 2011. After June 10, 2011, the unexercised options expired.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 39:    SHARE BASED PAYMENT (Continued)

        Details of the share options outstanding during the period to December 31, 2011 and December 31, 2010 are as follows:

Stock options	Balance	Weighted average exercise price	Weighted average remaining contractual term	Aggregate Intrinsic value
		(EUR)		(EUR)
Outstanding at January 1, 2011	1,998,496	20.45	—	—
Expired during the year	(1,998,496)	20.45	—	—

Outstanding at December 31, 2011	—	—	—	—

Vested but not exercised at December 31, 2011	—	—	—	—

        The weighted average remaining contractual term of options outstanding is 0.5 and NIL years for 2010 and 2011 respectively.

        No new options were granted in 2010 or 2011. The total fair value of options vested during 2010 and 2011 was EUR 4,814 thousand and EUR NIL.

        The total expense recognized during 2009, 2010 and 2011 amounted to, EUR 8.3 million, EUR 10.5 million and EUR NIL respectively.

        On May 25, 2007, the Annual General Meeting of the Shareholders of the Bank approved the distribution to the staff of 350,000 bonus shares to derive from the Bank's share capital increase by EUR 1,750 thousand through capitalization of profits. For a period of three years following their issuance (up to October 6, 2010), such new ordinary shares may be transferred only pursuant to approval granted at the General Meeting. The total expense recognized during 2009, 2010 and 2011 amounted to EUR 4,433 thousand, EUR 1,847 thousand and EUR NIL respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 40:    ACCUMULATED OTHER COMPREHENSIVE INCOME ATTRIBUTABLE TO NBG SHAREHOLDERS

        The components of accumulated other comprehensive income, net of taxes, comprise:

	Foreign Currency Items	Unrealized gains/(losses) on Available- for-Sale Securities	Pension liability	Accumulated Other Comprehensive Income
	(EUR in thousands)
Balance, January 1, 2009—As restated	(725,131)	(797,461)	(174,247)	(1,696,839)
Changes during 2009—As restated	(55,790)	211,144	24,358	179,712

Balance, December 31, 2009—As restated	(780,921)	(586,317)	(149,889)	(1,517,127)
Changes during 2010—As restated	182,099	(2,065,236)	14,668	(1,868,469)

Balance, December 31, 2010—As restated	(598,822)	(2,651,553)	(135,221)	(3,385,596)
Changes during 2011	(925,522)	2,343,084	29,456	1,447,018

Balance, December 31, 2011	(1,524,344)	(308,469)	(105,765)	(1,938,578)

NOTE 41:    FOREIGN EXCHANGE POSITION

        At December 31, 2011, the EUR equivalent of the assets and liabilities, which are denominated in foreign currency, amounted to EUR 29,678,928 thousand (EUR 31,173,624 thousand for 2010 and EUR 27,067,368 thousand for 2009) and EUR 22,768,716 thousand (EUR 23,830,041 thousand for 2010 and EUR 20,759,384 thousand for 2009), respectively.

NOTE 42:    POST BALANCE SHEET EVENTS

  1.
  On January 3, 2012, the Bank announced a voluntary tender offer for the acquisition of any and all of the five series of the preferred securities issued by NBG Funding and for the EUR 1.5 billion 3rd Series fixed rate covered bonds due in 2016 (which form part of the existing Bank's EUR 10.0 billion covered bonds program).

  2.
  On January 31, 2012, the Bank acquired 10.2% of Banca Romaneasca from EBRD through put and call arrangements as provided for in the 2005 shareholders agreement, between the Bank and EBRD. The total consideration paid amounted to EUR 26.1 million.

  3.
  On February 14, 2012, Greek Law 4046/2012 was enacted based on which the employment contracts that lapse on attainment of the normal retirement age or of the particular retirement conditions, are considered as indefinite duration employment contracts and therefore, the provisions for employees statutory retirement indemnity of Greek Law 2112/1920, are applied. Please see Note 25.

  4.
  On February 24, 2012, the Bank issued EUR 3.0 billion Fixed Rate Notes maturing on May 24, 2012, bearing a 13.0% coupon payable quarterly in arrears.

  5.
  At the European Summit on October 26, 2011, the heads of states of eurozone members agreed on a comprehensive set of measures, including a voluntary bond exchange with a nominal discount of 50% on notional Greek debt held by private investors. Together with an

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 42:    POST BALANCE SHEET EVENTS (Continued)

    ambitious reform program for the Greek economy, supporting growth, the PSI is expected to secure the reduction of the Greek debt to GDP ratio to 120% by 2020.

  Following the above, Greek Parliament voted Greek Law 4046/2012 "Approval of the Draft Financial Assistance Facility Agreements between the European Financial Stability Facility (EFSF), the Hellenic Republic and the Bank of Greece, approval of the Draft Memorandum of Understanding between the European Commission, the Hellenic Republic and the Bank of Greece and other urgent provisions for the reduction of the public debt and the rescue of the national economy", which among others approved:

    (a)
    the Draft Financial Assistance Facility Agreement, between EFSF, the Hellenic Republic and the Bank of Greece for the provision of financing of up to the amount of EUR 30.0 billion in order to finance part of the voluntary exchange of Greek Bonds between private sector investors, as described in the statement of the European Summit on October 26, 2011;

    (b)
    the Draft Co-Financing Agreement, between the Hellenic Republic, the Bank of Greece, EFSF and Wilmington Trust (London) Limited for the determination with respect to the above agreement the amount, payments and other liabilities as well as the methods of payments under common paying agent;

    (c)
    the Draft Financial Assistance Facility Agreement, between EFSF, the Hellenic Republic and the Bank of Greece for the provision of financial aid up to the amount of EUR 35.0 billion, in order to provide to the Hellenic Republic the ability to finance the potential repurchase of Government bonds which have been pledged as collateral to the Eurosystem, with bond issues of EFSF; and

    (d)
    the Draft Financial Assistance Facility Agreement, between EFSF, the Hellenic Republic and the Bank of Greece of up to the amount of EUR 5.7 billion in order to facilitate bond accrued interest prior to their exchange in the context of PSI.

  On February 24, 2012, the Hellenic Republic Ministry of Finance (the "MiFin") published the invitation memoranda (the "Memoranda") whereby it invited the holders of the Greek government bonds that were eligible for the PSI (the "eligible Greek government bonds") to offer to exchange their eligible Greek government bonds subject to the terms described in the Memoranda (the "Offer").

  The Group participated in the Offer under the terms of the Memoranda. The exchange of the Greek government bonds that were subject to Greek law took place on March 12, 2012, while the exchange of bonds subject to foreign law and the loans that were included in the PSI (see Note 13) took place in April 2012.

  The key terms of the Offer are as follows:

    •
    53.5% haircut on the nominal value of the eligible Greek government bonds.

    •
    Receipt of EFSF bonds with total nominal value 15% of the nominal amount of the exchanged bonds, half of which mature in 12 months and half in 24 months.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 42:    POST BALANCE SHEET EVENTS (Continued)

    •
    Receipt of new bonds (the "New Greek government bonds") with the following characteristics:

    –
    Issuer: Hellenic Republic;

    –
    Nominal value: 31.5% of the nominal amount of the exchanged bonds;

    –
    Payment of principal: 20 separate bonds with staggered bullet maturities of between 11 and 30 years; and

    –
    Coupon rate: 2.0% per annum for payment dates in 2013-2015, 3.0% per annum for payment dates in 2016-2020, 3.65% per annum for payment date 2021 and 4.3% per annum for payment dates in 2022 and thereafter.

    •
    Receipt of detachable GDP-linked securities issued by the Hellenic Republic (the "GDP-linked Securities") traded in the market with a notional amount equal to the face amount of the New Greek government bonds received. The GDP-linked Securities will provide for annual payments beginning in 2015 of an amount of up to 1% of their notional amount in the event the Hellenic Republic's nominal GDP exceeds a defined threshold and the Hellenic Republic has positive GDP growth in real terms in excess of specified targets.

    •
    Any accrued and unpaid interest (including additional amounts, if any) on the exchanged bonds will be paid with 6-month securities issued by the EFSF.

  The New Greek government bonds and the GDP-linked Securities will be governed by English law and will be ranked pari passu with all other borrowed monies of the Hellenic Republic.

  The Offer is considered as adjusting event after the reporting period in relation to the annual financial statements for the year ended December 31, 2011, because it provides evidence of conditions that existed at the end of the reporting period, and therefore, the Group and the Bank recognized an impairment loss in the annual financial statements for the year ended December 31, 2011.

  6.
  On March 9 and April 11, 2012, the Bank proceeded with the cancellation of covered bonds of EUR 170.0 million and EUR 70.0 million respectively, related to the 4th series under its second covered bond program.

  7.
  On March 15, 2012, Agorazo Plc proceeded with the partial redemption of class A notes of EUR 58.1 million.

  8.
  On March 20, 2012, Spiti Plc and Autokinito Plc proceeded with the partial redemption of class A notes of EUR 106.9 million and of EUR 79.4 million, respectively.

  9.
  On March 23, 2012, following completion of the competition process carried out under article 63D of Greek Law 3601/2007, the Bank has been assigned to assume the total deposits amounting to EUR 325.6 million, of the following cooperative banks: Achaiki Cooperative Bank, Cooperative Bank of Lamia, and Cooperative Bank of Lesvos-Limnos. NBG will undertake only the deposits of the said banks and no other assets or liabilities thereof.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 42:    POST BALANCE SHEET EVENTS (Continued)

  10.
  In fact, in its letter to the Bank on April 20, 2012, the HFSF stated that, on April 19, 2012, the Bank of Greece replied to HFSF with the following:

  (a)
  the Bank is evaluated as viable;

  (b)
  the Bank submitted a business plan that includes the time schedule for the implementation of the capital actions described therein, and this plan is evaluated as viable and reliable;

  (c)
  the amount required for the restoration of the capital adequacy ratio to the minimum 8% is estimated by the Bank of Greece at EUR 6.9 billion; and

  (d)
  the HFSF should officially reply to the Bank that it intends to participate in the share capital increase or in the issuance of a convertible bond by the Bank under the provisions of Greek Law 3864/2010 up to the amount that has been determined by the Bank of Greece and is adequate to restore the Group's capital adequacy ratio (i.e. EUR 6.9 billion).

  In the same letter to the Bank, HFSF stated that it will participate in the share capital increase or in the issuance of a convertible bond by the Bank up to the amount of EUR 6.9 billion. Furthermore, the HFSF stated that it will cover any amount of unsubscribed share capital and/or the convertible bonds, and that this commitment is valid until September 30, 2012.

  11.
  On May 14, 2012, the Bank proceeded with the cancellation of covered bonds of EUR 160 million, related to the 4th series under its second covered bond program.

NOTE 43:    RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

        In our 2011 U.S. GAAP Financial Statements, certain comparative information has been restated as follows:

1.     Reversal of reclassifications of securities out of the trading category

        During 2010, in accordance with our policy, at that time, regarding transfers of investments between categories, and due to the crisis in the Greek bond markets, we reclassified certain trading securities to available-for-sale and to held-to-maturity at three different dates during the first five months of 2010 (January 1, March 31 and June 1, 2010). Although we are of the opinion that management exercised reasonable judgment in reaching the conclusion that it is possible to effect more than one reclassification in response to the single rare event of the Greek crisis, in 2011, we changed our policy to not allow more than one reclassification in response to a single rare event in line with industry practice in the United States of America (see Note 3). As such, we assessed the impact of reversing the reclassifications made after the initial reclassification in 2010. The reversal of these subsequent reclassifications resulted in a EUR 97.8 million increase of our net loss for the year ended December 31, 2010, including EUR 147.0 thousand related to foreign currency translation adjustment, which we believe is material and as a result, we restated our financial statements for the year ended December 31, 2010 to reverse all reclassifications performed after the initial reclassification in 2010.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 43:    RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Quantification of the bilateral credit value adjustment

        As part of our work on the December 31, 2011 financial statements, we have revisited our assumptions and computation methodology relating to the impact on the Group of credit risk on derivatives (for both counterparty and own credit risk). In particular, we have changed our methodology to include the impact of credit risk on derivatives with (i) the Hellenic Republic, and (ii) counterparties with which we had in place CSAs under ISDA agreements that require daily placement of collateral, and the ISDA agreement provides for netting of asset and liability positions in case of default.

        This has resulted in the identification of an adjustment of EUR 62.2 million, EUR (136.0) million and EUR 1.8 million in the net income/(loss) for the year ended December 31, 2008, 2009 and 2010, respectively, and an adjustment of EUR 62.2 million, EUR (73.8) million and EUR (71.9) million in total permanent equity. As a result, we restated our financial statements for the years ended December 31, 2009 and 2010, respectively, to record the bilateral CVA.

        In addition, we have also made certain reclassifications to prior year amounts in order to conform to current year presentation.

  •
  Until the December 31, 2010 financial statements money market investments have been presented separately on the balance sheet. For the December 31, 2011 financial statements we have concluded to present money market investments in the respective balance sheet line items in accordance with their measurement category, that is trading, available-for-sale and held-to-maturity. As a result, we have amended the presentation of the comparative balance sheet at December 31, 2010 to reclassify the money market investments in the respective balance sheet line items in accordance with their measurement category.

  •
  Until the December 31, 2010 financial statements, other-than-temporary-impairment had been presented within net gains/(losses) on available-for-sale securities in the statement of income and comprehensive income together with net realized gains/(losses) on sales of available-for-sale securities. For the December 31, 2011 financial statements we have concluded to present other-than-temporary-impairment separately from net realized gains/(losses) on sales of available-for-sale securities in the statement of income and comprehensive income. As a result, we have amended the presentation of the comparative statements of income and comprehensive income for the years ended December 31, 2009 and 2010 to present other-than-temporary-impairment separately from net realized gains/(losses) on sales of available-for-sale securities.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 43:    RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

        The tables below present the impact of the above restatements on the balance sheets as at December 31, 2010 and statements of income and comprehensive income for the years ended December 31, 2009 and 2010.

	As of December 31, 2010
	As reported	Restatements	Reclassifications	As restated
	(EUR in thousands)
ASSETS
Money market investments	1,180,274	—	(1,180,274)	—
Trading assets	774,374	1,062,834	948,114	2,785,322
Derivative assets	1,731,192	(96,922)	—	1,634,270
Available-for-sale securities	14,512,870	(1,042,680)	218,320	13,688,510
Held-to-maturity securities	3,611,797	(27,352)	13,840	3,598,285
Other assets	3,771,924	20,696	—	3,792,620
TOTAL ASSETS	118,815,302	(83,424)	—	118,731,878
LIABILITIES AND SHAREHOLDERS' EQUITY
Derivative liabilities	1,787,351	(4,881)	—	1,782,470
Accounts payable, accrued expenses and other liabilities	3,327,044	(1,034)	—	3,326,010
Total liabilities	109,997,122	(5,915)	—	109,991,207
PERMANENT EQUITY:
NBG shareholders' equity
Accumulated surplus	2,182,661	(160,519)	—	2,022,142
Accumulated other comprehensive loss	(3,468,821)	83,225	—	(3,385,596)
Total NBG shareholders' equity	7,730,352	(77,294)	—	7,653,058
Non-controlling interest	821,846	(215)	—	821,631
Total permanent equity	8,552,198	(77,509)	—	8,474,689
TOTAL LIABILITIES AND EQUITY	118,815,302	(83,424)	—	118,731,878

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 43:    RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Year ended December 31, 2009				Year ended December 31, 2010
	As reported	Restatements	Reclassif- ications	As restated	As reported	Restatements	Reclassif- ications	As restated
	(EUR in thousands)				(EUR in thousands)
Interest Income:
Securities available-for-sale	836,080	—	7,994	844,074	749,990	(63,966)	14,938	700,962
Securities held-to-maturity	9,425	—	—	9,425	95,304	(1,218)	809	94,895
Trading assets	185,720	—	11,984	197,704	134,356	60,586	34,258	229,200
Other	68,162	—	(19,978)	48,184	91,678	—	(50,005)	41,673
Total interest income	6,231,380	—	—	6,231,380	6,153,434	(4,598)	—	6,148,836
Interest Expense:
Net interest income before provision for loan losses	3,786,265	—	—	3,786,265	4,088,199	(4,598)	—	4,083,601
Net interest income after provision for loan losses	2,787,817	—	—	2,787,817	2,883,204	(4,598)	—	2,878,606
Non-interest income/(loss):
Net trading loss	(87,096)	(180,035)	—	(267,131)	(1,085,160)	(160,162)	—	(1,245,322)
Total non-interest income/(loss) excluding gains/(losses) on investment securities	1,727,899	(180,035)	—	1,547,864	802,523	(160,162)	—	642,361
Net realized gains/(losses) on available-for-sale securities	(8,399)	—	358,328	349,929	(23,957)	49,419	89,497	114,959
Other-Than-Temporary-Impairment (of which NIL was recognized in OCI)	—	—	(358,328)	(358,328)	—	—	(89,497)	(89,497)
Net gains/(losses) on available for sale and held to maturity securities	(8,399)	—	—	(8,399)	(23,957)	49,419	—	25,462
Total non-interest income/(loss)	1,719,500	(180,035)	—	1,539,465	778,566	(110,743)	—	667,823
Income/(loss) before income tax	809,905	(180,035)	—	629,870	(150,352)	(115,341)	—	(265,693)
Income tax (expense)/benefit	(220,624)	44,038	—	(176,586)	(61,634)	19,323	—	(42,311)
Net income/(loss)	589,281	(135,997)	—	453,284	(211,986)	(96,018)	—	(308,004)
Less: Net income attributable to the non-controlling interest	(62,232)	—	—	(62,232)	(56,075)	9,307	—	(46,768)
NET INCOME/(LOSS) attributable to NBG shareholders	527,049	(135,997)	—	391,052	(268,061)	(86,711)	—	(354,772)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 43:    RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

STATEMENT OF COMPREHENSIVE INCOME

	Year ended December 31, 2009			Year ended December 31, 2010
	As reported	Restatements	As restated	As reported	Restatements	As restated
	(EUR in thousands)			(EUR in thousands)
Net income/(loss)	589,281	(135,997)	453,284	(211,986)	(96,018)	(308,004)
Other comprehensive income/(loss) net of tax:
Foreign currency translation adjustments	(56,969)	—	(56,969)	191,150	154	191,304
Net (losses)/gains on available-for-sale securities:
Net unrealized holding (losses)/gains during the period, net of tax	212,057	—	212,057	(2,169,098)	130,710	(2,038,388)
Less: reclassification adjustment for net (gains)/losses included in net income, net of tax	(274,969)	—	(274,969)	(55,425)	(38,547)	(93,972)
Total net (losses)/gains on available-for-sale securities	210,581	—	210,581	(2,154,010)	92,163	(2,061,847)
Total other comprehensive income / (loss), net of tax	177,844	—	177,844	(1,948,255)	92,316	(1,855,938)
Comprehensive income / (loss)	767,125	(135,997)	631,128	(2,160,241)	(3,701)	(2,163,942)
Less: Comprehensive (income) / loss attributable to the non-controlling interest	(60,364)	—	(60,364)	(59,514)	215	(59,299)
Comprehensive income / (loss) attributable to NBG shareholders	706,761	(135,997)	570,764	(2,219,755)	(3,486)	(2,223,241)
Earnings / (loss) per share
Basic EPS	0.73	(0.20)	0.53	(0.45)	(0.11)	(0.56)
Diluted EPS	0.73	(0.20)	0.53	(0.45)	(0.11)	(0.56)