Form 20-F/A
period 2011-12-31
NATIONAL BANK OF GREECE SA
filed 2012-05-16
CIK 1096061

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

EΘNIKH TPAΠEZA THΣ EΛΛAΔOΣ A.E.
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

None

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as at December 31, 2011, the close of the period covered by the annual report:

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

☐ Yes   ☒ No

Explanatory note

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, originally filed with the U.S. Securities and Exchange Commission on May 15, 2012 (“Form 20-F”). The sole purpose of this Form 20-F/A is to amend the Form 20-F to provide Interactive Data File disclosure as Exhibit 101 to this Form 20-F/A in accordance with Rule 405 of Regulation S-T.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any Item of the Form 20-F.

ITEM 19  EXHIBITS

Exhibit Number	Description of Exhibits
1*	An English translation of the Articles of Association of the Bank, as amended with effect from December 2011.

2.1*

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

2.2*

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

Date: May 16, 2012