Form 20-F/A
period 2011-12-31
NATIONAL BANK OF GREECE SA
filed 2012-06-21
CIK 1096061

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No.2)

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

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

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

☐ Yes   ☒ No

Explanatory note

NATIONAL BANK OF GREECE SA is filing this Amendment No. 2 to its Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (“Form 20-F”), which was filed with the Securities and Exchange Commission on May 15, 2012, for the sole purpose of furnishing corrected XBRL Interactive Data Files.

No other changes have been made to the Form 20-F. Except as specifically described above, this Amendment No. 2 does not reflect events occurring after the filing of the Form 20-F, does not update disclosures contained in the Form 20-F and does not modify or amend the Form 20-F.

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

Date: June 21, 2012