Form 20-F
period 2012-12-31
NATIONAL BANK OF GREECE SA
filed 2013-05-02
CIK 1096061

Use these links to rapidly review the document

INDEX TO FINANCIAL STATEMENTS

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

None

Number of outstanding shares of each of the Registrant's classes of capital or common stock as at December 31, 2012, the close of the period covered by the annual report:

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

        All references in this annual report on Form 20-F (the "Annual Report") to the "Bank" or "NBG" are to National Bank of Greece S.A. without its subsidiaries. The Bank and its consolidated subsidiaries, collectively, are referred to in this Annual Report as the "NBG Group" or the "Group". All references in this Annual Report to "we", "us" or "our" are, as the context requires, to the Bank or to the NBG Group as a whole and all references in this Annual Report to the "Greek State" or "Hellenic Republic" are to the Hellenic Republic. In addition, no part of any website, except as expressly incorporated, forms part of this Annual Report.

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

        Solely for convenience, this Annual Report contains translations of certain Euro amounts into U.S. dollars at specified rates. These are simply convenience translations and you should not expect that a Euro amount actually represents a stated U.S. dollar amount or that it could be converted into U.S. dollars at the rate suggested, or any other rate. In this Annual Report, the translations of Euro amounts into U.S. dollars, where indicated, have been made at the noon buying rate for cable transfers of Euro into U.S. dollars of US$1.00 = 0.7653, as certified for customs by the Federal Reserve Bank of New York (the "Noon Buying Rate") on April 19, 2013. The respective rates for the South African rand, Macedonian dinar, Bulgarian leva, Romanian lei, Serbian dinar and Turkish lira are: South African rand 9.2251 per US$1.00, Macedonian dinars 47.0290 per US$1.00, Bulgarian leva 1.4913 per US$1.00, Romanian lei 3.3308 per US$1.00, Serbian dinars 85.3697 per US$1.00 and Turkish lira 1.7970 per US$1.00. The table below sets out the highest and lowest exchange rate between the Euro and the U.S. dollar, for each of the completed six months preceding the filing of this Annual Report:

	Euro
Month	High	Low
November 2012	0.7865	0.7686
December 2012	0.7734	0.7541
January 2013	0.7665	0.7362
February 2013	0.7660	0.7304
March 2013	0.7824	0.7635
April 2013 (up to April 19, 2013)	0.7791	0.7610

        The following table sets forth the average exchange rates between the Euro and the U.S. dollar and the Euro and the Turkish lira (TL) for each of the five years ended December 31, 2008, 2009, 2010, 2011 and 2012 and for the current annual period through April 19, 2013. The following exchange rates have been calculated using the average of the Noon Buying Rates for Euro on the last day of each month during each of these periods.

Annual Period	US$1.00= Euro	TL1.00= Euro
2008	0.6790	0.5246
2009	0.7170	0.4623
2010	0.7540	0.5009
2011	0.7178	0.4278
2012	0.7777	0.4322
2013 (up to April 19, 2013)	0.7599	0.4249

Special Note Regarding Forward-Looking Statements

        This Annual Report includes forward-looking statements. Such items in this Annual Report include, but are not limited to, statements made under Item 3.D, "Risk Factors", Item 4.B, "Business Overview" and Item 5, "Operating and Financial Review and Prospects". Such statements can be generally identified by the use of terms such as "believes", "expects", "may", "will", "should", "would", "could", "plans", "anticipates" and comparable terms and the negatives of such terms. By their nature, forward-looking statements involve risk and uncertainty, and the factors described in the context of such forward-looking statements in this Annual Report, could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about the Group, including, among other things:

  •
  uncertainty resulting from the Hellenic Republic's economic crisis;

  •
  the effects of regulation (including the EUR 28 billion plan to strengthen the liquidity of the Greek banking sector and economy (the "Hellenic Republic Bank Support Plan") announced by the Hellenic Republic in October 2008 and augmented by EUR 15 billion and EUR 25 billion in 2010 and further increased by Greek Law 3965/2011 by EUR 30 billion in 2011 and the stabilization program in May 2010, jointly supported by the International Monetary Fund ("IMF"), the European Central Bank ("ECB") and the Member States of the Eurozone, the IMF/Eurozone Stabilization and Recovery Program as replaced by a second economic adjustment program in March 2012 and amended in November 2012, jointly supported by the IMF and the Member States of the Eurozone (the "Program"));

  •
  prospective changes in regulation in the Hellenic Republic and other jurisdictions in which we operate, including changes in regulatory and capital requirements;

  •
  recessionary pressures in Greece stemming from the Program, part of which included an agreement with the private sector whereby private investors would agree to exchange certain eligible Greek government bonds on certain terms (the "Exchange Offer", also known as the Public Sector Involvement, or the "PSI");

  •
  as a recipient of state aid, the Bank's operational autonomy is constrained;

  •
  the Hellenic Financial Stability Fund ("HFSF"), the Hellenic Republic and state-related entities have the ability to exercise and currently exercise an important influence on the Bank in certain areas and following the completion of the recapitalization plan, if the Bank does not succeed in raising at least 10%, of its capital needs from the private sector, the HFSF will have control over the Bank;

  •
  any decisions by the controlling shareholder of Eurobank Ergasias S.A. ("Eurobank") regarding the merger of the Bank with Eurobank;

  •
  the Bank's need for additional capital and liquidity, most notably from increased asset impairment, as well as a significant deterioration in asset quality compared to previous estimates;

  •
  the severe restriction in our ability to obtain funding in the capital markets and our heavy dependence on the ECB and the Bank of Greece for funding, which may be affected by changes in ECB and the Bank of Greece rules relating to the eligibility of collateral such as Greek government bonds and guarantees;

  •
  burden sharing of financial institution losses by depositors may lead to an accelerated outflow of funds from customer deposits;

  •
  uncertainty about the Bank's ability to continue as a "going concern";

  •
  deterioration in macroeconomic conditions, such as the lack of liquidity in the global financial and other asset markets and the lack of availability and rising cost of credit;

  •
  the financial stability of other financial institutions and the Bank's counterparties and borrowers;

  •
  the adequacy of our current allowances for loan losses, as well as future charges for impaired loans;

  •
  our ability to maintain our business;

  •
  the loss of senior management, including the ability to retain or recruit experienced and/or qualified personnel;

  •
  our future revenues;

  •
  negative results in the Bank's stress testing;

  •
  deteriorating asset valuations resulting from poor market conditions;

  •
  ongoing disruptions and volatility in the global financial markets;

  •
  macroeconomic and political risks in Turkey and the other SEE countries in which we operate;

  •
  increase of non-accruing loans;

  •
  laws regarding the bankruptcy of individuals and regulations governing creditors' rights in Greece, Turkey and various SEE countries;

  •
  significant future pension and post-employment benefit liabilities;

  •
  risk of continually evolving cyber security or other technological risks;

  •
  risk of our loan portfolio to continue to contract;

  •
  risk of additional taxes;

  •
  no assurance that the Bank will continue to satisfy the continued listing criteria of the listing rules of the Athens Stock Exchange (the "ATHEX") or the NY Stock Exchange ("NYSE") following completion of the recapitalization plan; and

  •
  other factors described under Item 3.D, "Risk Factors".

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

        Readers are cautioned not to place undue reliance on such forward-looking statements, which are based on facts known to us only as at the date of this Annual Report.

RECENT DEVELOPMENTS

        On October 5, 2012, NBG announced a voluntary share exchange offer (the "Tender Offer") to acquire all the outstanding ordinary registered shares, with a par value of EUR 2.22 per share, issued by Eurobank at an exchange ratio of 58 NBG newly issued ordinary registered shares for 100 Eurobank shares. The Tender Offer was approved by the Hellenic Capital Market Commission (the "HCMC") on January 10, 2013 and completed on February 15, 2013. As of the date of completion of the Tender Offer on February 15, 2013, 84.35% of Eurobank's shareholders had tendered their shares pursuant to the Tender Offer. Following the completion of the Tender Offer, NBG, was planning to proceed to a merger with its newly acquired subsidiary, Eurobank.

        On March 19, 2013, NBG's Board of Directors approved the commencement of the merger process with Eurobank and the appointment of an auditor to express a fairness opinion on the exchange ratio. The merger would be effected by means of absorption of Eurobank by NBG.

        On March 28, 2013, the Bank of Greece sent letters to the Bank and Eurobank, stating that each bank would have to proceed with the recapitalization which would have to be completed by the end of April 2013 and requesting them to proceed to the relevant necessary actions. On April 1, 2013, the Bank, jointly with Eurobank, sent to the Bank of Greece a letter requesting a formal extension for the recapitalization to June 20, 2013. In this letter, the Bank stated that an extension would allow the Bank adequate time to complete the merger with Eurobank and proceed with the recapitalization as a combined entity. This request was not approved by the Bank of Greece.

        On April 7, 2013, the Bank of Greece announced that the recapitalization process for the four major banks (NBG, Eurobank, Alpha Bank S.A. ("Alpha Bank") and Piraeus Bank S.A. ("Piraeus Bank")) would proceed. On April 8, 2013, the Bank and Eurobank issued a press release stating that the two banks, in agreement with the institutional authorities, would be recapitalized fully and independently of one another. Accordingly, the merger process was suspended.

        On April 22, 2013, Eurobank's board of directors announced that it would propose at the general shareholders meeting on April 30, 2013, that all rights be issued without offering preemptive rights to the existing shareholders. On April 30, 2013, this proposal was approved at the general shareholders meeting. As a result, the recapitalization of Eurobank through the HFSF will lead to our shareholding in Eurobank (in which we currently hold 84.4% following the Tender Offer) being reduced to a shareholding of less than 5%, with the HFSF having full voting rights in the Eurobank shares acquired. As a result, NBG expects that as at December 31, 2013, Eurobank will not be consolidated.

Reverse split and share capital increase in the context of the recapitalization process

        NBG's second Repeat General Shareholders Meeting on April 29, 2013, approved the share capital increase of the Bank in the context of the recapitalization process. More specifically, the same meeting approved the concurrent (i) increase of the par value of each common registered voting share of the Bank from EUR 1.00 to EUR 10.00 and reduction of the total number of the existing common registered voting shares of the Bank from 1,226,601,200 to 122,660,120 new common registered voting shares, by merging the existing common registered voting shares of the Bank (reverse split) at a ratio of 10 existing common registered voting shares of the Bank to one new common registered voting share of the Bank; and (ii) reduction of the par value of each common registered voting share of the Bank (as determined pursuant to the reverse split) from EUR 10.00 to EUR 0.30, with the purpose of creating a special reserve of equal amount, under article 4 paragraph 4a of Greek Company Law 2190/1920. Any fractions of shares resulting from the reverse split and the reduction of share capital as described above will be sold by the Bank as soon as possible in accordance with applicable securities legislation.

        The General Shareholders Meeting approved the following in the context of the recapitalization process:

  a)
  the issuance, pursuant to Law 3864/2010 and Cabinet's Act 38/2012, of unsecured and subordinated perpetual bonds, contingent, convertible into common, dematerialized, registered, voting shares of the Bank, redeemable by the Bank, of a total amount up to EUR 1,900 million, payable through contribution in kind, to be disposed through private placement and by excluding the preemption rights of the shareholders of the Bank.

  b)
  a share capital increase of a total amount of EUR 9,756.0 million, including any amount above par, (the "Total SCI") through the issuance of new, common, registered voting shares, the number of which will be equal to the result of the fraction having as numerator the Total SCI and denominator the subscription price of the newly issued shares (the "New Shares"). The nominal value of the New Shares will be EUR 0.30. The subscription price of the New Shares will be determined by the Bank's Board of Directors in accordance with applicable legislation. The Bank's Board of Directors is also authorized to determine the number of the New Shares on the basis of the Subscription Price.

        The subscription price may be higher than the market price of the Bank's share on the cut-off date.

        The SCI will be in part subscribed by paying cash and in part through contribution in kind. In particular:

  a)
  EUR 1,171 million of the Total SCI may be subscribed by paying cash, without abolishing the preemption rights of the shareholders of the Bank, apart from the Greek State as holder of the preference shares of the Bank issued under Greek Law 3723/2008, as currently applicable, (the "Cash SCI"); while

  b)
  EUR 9,756.0 million of the Total SCI (i.e. the total amount of the SCI), may be subscribed through contribution in kind and in particular, through contribution of European Financial Stability Facility ("EFSF") bonds. This part of the SCI will be exclusively subscribed by the HFSF and preemption rights of the Bank's shareholders will be abolished (the "SCI In Kind").

        With respect to the subscription of the SCI:

        (a)   in the event that the subscription of the Cash SCI is less than EUR 1,171 million, the SCI will be subscribed as follows:

          (a.1.)  in the event that the Cash SCI is subscribed at least up to EUR 800 million in cash, the Cash SCI will be considered as subscribed up to the actually paid amount and ten times the remaining amount of the Cash SCI and up to the amount of EUR 975.6 million will be paid by the HFSF contributing contingent convertible bonds that the Bank issued as above.

          (a.2.)  in the event that the Cash SCI is subscribed in cash by an amount that is less than EUR 800 million, those who will have exercised their preemption rights and, potentially any over-subscription rights they had, will be entitled to have their application/declaration being considered as never having been submitted. In particular, the aforementioned persons will be entitled to declare, upon exercise of the relevant rights, whether they wish such application/declaration to remain valid even in case that the in Cash SCI is not subscribed at least up to EUR 800 million in cash or that in such case their application is rendered invalid.

        Regardless of the scenarios described under (a.1.) and (a.2.) above, in the event any amount out of the Cash SCI remains unsubscribed, such amount will be subscribed by the HFSF, in accordance with the terms of the SCI In Kind and the recapitalisation framework. The HFSF will subscribe to the total amount of the SCI, even in the event that no amount of the Cash SCI is subscribed for.

        Preemptive rights will apply only to the Cash SCI. Those entitled to exercise preemptive rights will also have an over-subscription right (concurrently exercised with the preemption rights) to subscribe for additional New Shares without any limitation (the "Over-Subscription Right"). The Over-Subscription Right will be exercised only in the event that person exercising it has fully exercised his/her preemption rights and will be satisfied only in case where there are unsubscribed New Shares after the exercise of the preemption rights.

        In the event that there are unsubscribed shares, even after the exercise of the aforementioned preemptive rights and Over-Subscription Rights, the Board of Directors has the right to dispose such shares, pursuant to article 13 par. 8 of Greek Company Law 2190/1920, at its absolute discretion to any person in accordance with the provisions of Greek Company Law 2190/1920 and Cabinet Act 38/2012.

        With respect to the SCI In Kind and the relevant right to participate therein, the preemption rights of the common and preference shareholders of the Bank, provided for in article 5 par. 6 of the Bank's Articles of Association, have been abolished, as the relevant contribution in kind has been reserved pursuant to Greek Law 3864/2010 to the HFSF.

        If the amount of EUR 800 million are paid in the Cash SCI, i.e. in the case where the minimum private sector investment is achieved in the share capital increase of the Bank performed under the recapitalization framework, taking also into account the contingent convertible bonds that can be issued by the Bank, according to the aforementioned decision of the Bank's second Repeat General Meeting of the Shareholders, investors who have participated in the aforementioned share capital increase are entitled to receive without payment, in accordance with article 7 par. 4 of Greek Law 3864/2010 and article 3 of Cabinet Act 38/2012 warrants issued by the HFSF at a ratio of one warrant for one share they subscribed for in the abovementioned share capital increase (the "warrants"). The warrants are freely transferrable and are delivered to their beneficiaries at the same time the New Shares are delivered. Each warrant attaches the right of its holder to buy from the HFSF at a price determined in accordance with article 3 of Cabinet Act 38/2012, a predefined number of ordinary shares of the Bank, held at that time by the HFSF and acquired by the HFSF having participated in the share capital increase. The terms of the warrants are provided for by Cabinet Act 38/2012 and no bank can deviate from such provisions.

        If the 10% participation by the private sector is not attained and the HFSF fully covers the capital increase, the HFSF will become the controlling shareholder of NBG, holding approximately 95% of NBG's share capital, and the shares held by HFSF will have full voting rights. The recapitalization of NBG is expected to be completed in June 2013.

PART I

ITEM 1    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3    KEY INFORMATION

A.  Selected Financial Data

        The following information as at, and for the years ended, December 31, 2008 through 2012 has been derived from the consolidated financial statements of the Group. These financial statements have been prepared in accordance with U.S. GAAP. The selected financial and operating data should be read in conjunction with Item 5, "Operating and Financial Review and Prospects", in this Annual Report and with the Group's audited U.S. GAAP financial statements and the notes thereto as at December 31, 2011 and 2012 and for the years ended December 31, 2010, 2011 and 2012 (the "U.S. GAAP Financial Statements") included elsewhere in this Annual Report.

	Year ended December 31,
	2008	2009	2010	2011	2012	2012(1)
	EUR	EUR	EUR	EUR	EUR	USD
	(in thousands, except per share data)
CONSOLIDATED STATEMENT OF INCOME DATA
Continuing operations
Total interest income	6,695,077	6,231,380	6,148,836	6,259,650	5,934,074	7,753,917
Total interest expense	(3,289,941)	(2,445,115)	(2,065,235)	(2,611,499)	(2,733,723)	(3,572,094)

Net interest income before provision for loan losses	3,405,136	3,786,265	4,083,601	3,648,151	3,200,351	4,181,823
Provision for loan losses	(425,537)	(998,448)	(1,204,995)	(3,703,269)	(2,322,306)	(3,034,504)

Net interest income after provision for loan losses	2,979,599	2,787,817	2,878,606	(55,118)	878,045	1,147,319

Non-interest income / (loss)
Credit card fees	243,048	200,939	188,771	198,411	227,624	297,431
Service charges on deposit accounts	50,546	49,005	52,722	78,342	97,126	126,912
Other fees and commissions	554,161	502,140	475,692	435,421	455,801	595,585
Net trading loss	(246,631)	(267,131)	(1,245,322)	(1,877,038)	(1,365,888)	(1,784,775)
Equity in earnings of investees and realized gains/(losses) on disposals	(23,730)	(27,879)	9,245	8,661	14,686	19,190
Income from insurance operations	852,557	990,054	1,017,172	777,280	632,955	827,068
Other income	189,119	100,736	144,081	85,085	284,357	371,563

Total non-interest income / (loss) excluding gains / (losses) on investment securities	1,619,070	1,547,864	642,361	(293,838)	346,661	452,974

Net gains/(losses) on available-for-sale securities	26,187	349,929	114,959	(19,466)	350,207	457,607
OTTI of available-for-sale securities and held-to-maturity securities (of which NIL was recognised through AOCI)	(17,772)	(358,328)	(89,497)	(9,173,713)	(410,450)	(536,326)

Net gains / (losses) on investment securities	8,415	(8,399)	25,462	(9,193,179)	(60,243)	(78,719)

Total non-interest income / (loss)	1,627,485	1,539,465	667,823	(9,487,017)	286,418	374,255

	Year ended December 31,
	2008	2009	2010	2011	2012	2012
	EUR	EUR	EUR	EUR	EUR	USD
	(in thousands, except per share data)
Non-interest expense
Salaries, employee benefits and voluntary early retirement schemes	(1,439,415)	(1,557,784)	(1,511,875)	(1,426,428)	(1,379,357)	(1,802,374)
Depreciation of premises and equipment	(104,405)	(122,765)	(129,310)	(121,652)	(114,377)	(149,454)
Amortization of intangible assets	(58,073)	(65,260)	(79,906)	(98,930)	(109,910)	(143,617)
Impairment of goodwill	(4,585)	—	(6,320)	(418,676)	(123,213)	(161,000)
Insurance claims, reserves movements, commissions and reinsurance premiums ceded	(741,565)	(898,934)	(941,589)	(1,013,879)	(469,865)	(613,962)
Summary other(2)	(1,030,953)	(1,052,669)	(1,143,122)	(1,426,434)	(1,316,587)	(1,720,351)

Total non-interest expense	(3,378,996)	(3,697,412)	(3,812,122)	(4,505,999)	(3,513,309)	(4,590,758)

Income / (loss) before income tax	1,228,088	629,870	(265,693)	(14,048,134)	(2,348,846)	(3,069,184)
Income tax expense	(262,811)	(176,586)	(42,311)	(459,345)	(169,139)	(221,010)

Net income / (loss)	965,277	453,284	(308,004)	(14,507,479)	(2,517,985)	(3,290,194)
Less: Net income attributable to the non-controlling interest	(81,664)	(62,232)	(46,768)	(32,189)	(19,506)	(25,488)

Net income / (loss) attributable to NBG shareholders	883,613	391,052	(354,772)	(14,539,668)	(2,537,491)	(3,315,682)
Net income / (loss) per share from continuing operations
Basic EPS—Net income / (loss)(3)	1.35	0.53	(0.56)	(15.22)	(2.65)	(3.46)
Diluted EPS—Net income / (loss)(3)	1.35	0.53	(0.56)	(15.22)	(2.65)	(3.46)
Cash dividends declared per share	0.40	—	—	—	—	—

(1)
Solely for the convenience of the reader, the translation of Euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.7653 on April 19, 2013. For information regarding the historical rates of exchange between the Euro and the U.S. dollar, refer to "Introduction—Currency and Financial Statement Presentation" in this Annual Report.

(2)
"Summary other" comprises (i) occupancy expenses, (ii) equipment expenses, (iii) deposit insurance premium and (iv) other non-interest expenses, except insurance claims, reserves movement, commissions and reinsurance premiums ceded.

	Year ended December 31,
	2008	2009	2010	2011	2012	2012(1)
	EUR	EUR	EUR	EUR	EUR	USD
	(in thousands)
CONSOLIDATED BALANCE SHEET DATA
ASSETS
Cash and due from banks	1,540,170	1,430,381	1,436,157	1,717,736	2,156,840	2,818,293
Deposits with Central Bank	2,882,480	2,921,346	2,961,828	2,898,998	2,886,428	3,771,629
Securities purchased under agreements to resell	657,070	532,111	146,302	673,187	833,217	1,088,746
Interest bearing deposits with banks	1,750,516	3,077,953	6,398,767	3,767,624	2,976,543	3,889,381
Trading assets	2,187,843	4,064,990	2,785,322	2,964,088	5,468,524	7,145,595
Available-for-sale securities	12,360,844	16,083,313	13,688,510	8,571,724	7,091,423	9,266,200
Held to maturity securities	130,548	99,604	3,598,285	1,002,202	355,944	465,104
Loans	70,467,044	75,833,904	79,038,440	76,002,857	74,333,770	97,130,237
Less: Allowance for loan losses	(1,232,626)	(2,065,178)	(3,175,405)	(6,550,635)	(7,317,844)	(9,562,059)

Net loans	69,234,418	73,768,726	75,863,035	69,452,222	67,015,926	87,568,178
Assets classified as held for sale(2)	71,154	—	—	—	—	—
Summary other assets(3)	11,109,902	11,136,455	11,853,672	12,419,454	12,371,098	16,165,032

Total assets	101,924,945	113,114,879	118,731,878	103,467,235	101,155,943	132,178,158

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits excluding interbank deposits	67,183,941	70,898,987	67,768,292	58,912,852	58,568,456	76,530,061
Interbank deposits	13,338,844	16,935,424	26,127,189	32,662,450	32,590,646	42,585,451

Total deposits	80,522,785	87,834,411	93,895,481	91,575,302	91,159,102	119,115,513
Securities sold under agreements to repurchase	1,757,153	4,485,440	3,538,289	1,302,239	1,108,569	1,448,542
Long-term debt	4,385,023	3,357,054	3,805,950	2,937,371	2,116,490	2,765,569
Liabilities classified as held for sale(4)	6,322	—	—	—	—	—
Summary other liabilities(5)	8,204,320	8,145,689	8,751,487	11,555,636	12,564,357	16,417,558

Total liabilities	94,875,603	103,822,594	109,991,207	107,370,548	106,948,518	139,747,182

Redeemable non-controlling interest—Temporary equity	256,208	254,499	265,982	283,368	256,711	335,438
PERMANENT EQUITY
Preferred stock, (25,000,000 shares of par value of EUR 0.30 each at 2011 and 2012 and 70,000,000 and 270,000,000 shares of par value EUR 5.00 each at 2011 and 2012, respectively)	7,500	357,500	357,500	1,357,500	1,357,500	1,773,814
Common stock	2,483,271	3,035,208	4,780,452	4,780,452	4,780,452	6,246,507
Additional paid-in capital	3,267,770	3,878,079	3,883,461	4,090,184	4,079,244	5,330,255
Accumulated other comprehensive income/(loss)	(1,696,839)	(1,517,127)	(3,385,596)	(1,938,578)	(1,283,899)	(1,677,640)
Treasury stock, at cost	(145,277)	(10,626)	(4,901)	(110)	(23)	(30)
Accumulated surplus / (deficit)	2,078,160	2,450,025	2,022,142	(12,547,110)	(15,036,791)	(19,648,230)

Total NBG shareholders' equity / (deficit)	5,994,585	8,193,059	7,653,058	(4,257,662)	(6,103,517)	(7,975,324)

Non-controlling interest	798,549	844,727	821,631	70,981	54,231	70,862

Total liabilities and equity	101,924,945	113,114,879	118,731,878	103,467,235	101,155,943	132,178,158

(1)
Solely for the convenience of the reader, the translation of Euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.7653 on April 19, 2013. For information regarding the historical rates of exchange between the Euro and the U.S. dollar, refer to "Introduction—Currency and Financial Statement Presentation" in this Annual Report.

(2)
"Assets classified as held for sale" in 2008 comprise assets of the warehouse section of the Group from the point it took the binding decision to dispose of the warehouse section.

(3)
"Summary other assets" comprises (i) equity method investments, (ii) goodwill, (iii) software and other intangibles, (iv) premises and equipment, net, (v) accrued interest receivable, (vi) derivative assets, and (vii) other assets (see Note 16 to the U.S. GAAP Financial Statements).

(4)
"Liabilities classified as held for sale" in 2008 comprise liabilities of the warehouse section of the Group, from the point it took the binding decision to dispose of the warehouse section.

(5)
"Summary other liabilities" comprises (i) other borrowed funds, (ii) accounts payable, accrued expenses and other liabilities, (iii) insurance reserves and (iv) derivative liabilities

SELECTED FINANCIAL RATIOS

	Year ended December 31,
	2008	2009	2010	2011	2012
	(%)
Return on assets(1)	0.97	0.41	(0.26)	(12.27)	(2.25)
Return on equity(2)	13.68	5.51	(4.48)	—	—
Average equity to average assets(3)	6.45	6.45	6.60	1.44	—

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

Non GAAP measures

        This Annual Report contains references to certain measures which are not defined by U.S. GAAP, namely "deposits excluding interbank deposits".

        The Group defines "deposits excluding interbank deposits" as "Total deposits" deducting "Interbank deposits" amounting to:

  •
  EUR 31,630.8 million as at December 31, 2012, EUR 32,024.5 million as at December 31, 2011 and EUR 24,873.3 million as at December 31, 2010 for banking activities in Greece;

  •
  EUR 40.8 million as at December 31, 2012, EUR 104.1 million as at December 31, 2011 and EUR 288.1 million as at December 31, 2010 for international operations;

  •
  EUR 919.0 million as at December 31, 2012, EUR 533.8 million as at December 31, 2011 and EUR 965.8 million as at December 31, 2010 for Turkish operations; and

  •
  EUR 32,590.6 million as at December 31, 2012, EUR 32,662.5 million as at December 31, 2011 and EUR 26,127.2 million as at December 31, 2010 for the Group.

        The Group uses the measure "deposits excluding interbank deposits" in order to enhance the comparability of its financial performance between reporting periods, particularly in light of increased funding from the ECB and the Bank of Greece (collectively referred to as the "Eurosystem") resulting from the pressure experienced by the Hellenic Republic in its public finances. "Deposits excluding interbank deposits" are not financial measures determined in accordance with U.S. GAAP and, accordingly, should not be considered as an alternative to other measures derived in accordance with U.S. GAAP.

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

        On June 2, 2009, the Bank's General Meeting approved the non-payment of dividends to ordinary shareholders as a result of the Bank's participation in the Hellenic Republic Bank Support Plan and the payment of dividends to preferred shareholders as follows:

  •
  the payment of the interim dividends in the amount of EUR 32.7 million to the holders of our non-cumulative non-voting redeemable preference shares for the financial year ended December 31, 2008, which was authorized for payment by the Board of Directors on November 17, 2008;

  •
  the distribution of dividends to the holders of our non-cumulative non-voting redeemable preference shares of EUR 42.2 million, pursuant to the terms of our non-cumulative non-voting redeemable preference shares.

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

        On June 23, 2011, the Bank's General Meeting approved the non-payment of dividends to ordinary shareholders as a result of the Bank's participation in the Hellenic Republic Bank Support Plan, as well as the non-payment of dividends to holders of our non-cumulative non-voting redeemable preference shares and to the Hellenic Republic, as sole holder of the 70 million preference shares issued as part of our participation in the Hellenic Republic Bank Support Plan, in accordance with the Bank's Articles of Association, Greek Law 3965/2011 and the provisions of article 44a in combination with articles 42c and 43 of the Greek Company Law 2190/1920 , which prohibit the payment of dividends in the absence of sufficient distributable funds.

        No dividend distribution to any class of shares was approved by the annual Ordinary General Meeting of the Bank's shareholders held on June 28, 2012, in compliance with the provisions of articles 44a, 42c and 43 of Greek Company Law 2190/1920.

        The following tables set forth the actual dividends per ordinary share paid by the Bank for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 in respect of ordinary shareholders. For more information on how dividends are distributed see Item 8.A, "Consolidated Statements and Other Financial Information—Policy on Dividend Distributions".

Year Ended December 31,	Year of declaration and payment of dividends	Amount of dividends per share, in EUR	Amount of dividends per share, in USD(1)	Number of shares entitled to dividend(2)	Dividend payout ratio(3)
2008	2009	—	—	496,151,765	—
2009	2010	—	—	607,041,577	—
2010	2011	—	—	956,090,482	—
2011	2012	—	—	956,090,482	—
2012	2013 (through April 19, 2013)	—	—	1,226,601,200	—

(1)
Solely for the convenience of the reader, the translation of Euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.7653 April 19, 2013.

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

C.  Reasons for the Offer and Use of Proceeds

        Not applicable.

D.  Risk Factors

        If you are considering purchasing our ordinary shares, preference shares or American Depositary Receipts ("ADRs"), you should carefully read and consider all the information contained in this document, including the risk factors set out below, prior to making any investment decision. If any of the events described below actually occur, our business, results of operations and financial condition could be materially adversely affected, and the value and trading price of our ordinary shares, preference shares or ADRs may decline, resulting in a loss of all or a part of any investment in our ordinary shares, preference shares or ADRs. Furthermore, the risks described below are not the only risks we face. Additional risk factors which are not currently known or are currently believed to be immaterial may also have a material adverse effect on our business, results of operations and financial condition.

Risks Relating to the Hellenic Republic Economic Crisis

Uncertainty resulting from the Hellenic Republic's economic crisis is having and is likely to continue to have a significant adverse impact on our business, results of operations and financial condition.

        For the financial year ended December 31, 2012, 44.1% of the Group's net interest income before provision for loan losses as of December 31, 2012, 66.0% of our loans, were derived from our operations in the Hellenic Republic. In addition, following the completion of the PSI in March and April 2012 and the debt buyback program in December 2012, our holdings of EUR 5.0 billion in Greek government bonds and Greek treasury bills represented, as of December 31, 2012, 5.0% of our total assets and 41.0% of our trading and investment fixed income portfolio. Accordingly, the quality of our assets, our financial condition and our results of operations are heavily dependent on macroeconomic and political conditions prevailing in Greece.

        The completion of the PSI in April 2012, in conjunction with the initiation of the revised Program, which was extended up to 2016 by the Council of the European Union (the "Eurogroup") decision of November 27, 2012 and with the provisions for covering government financing gap and providing additional debt relief (see also Item 4.B, "Business Overview—The Hellenic Republic's Economic Crisis, the Successful Sovereign Debt Restructuring (PSI) the second economic adjustment program for Greece & recent macroeconomic developments" and "—Regulation and Supervision of Banks in Greece") is expected to provide more time for economic policy to implement fiscal adjustment efforts and growth-enhancing structural reforms. At the same time, the PSI has implied a significant decline of the Greek debt burden by approximately 50% of GDP in 2012, as well as a sharp reduction in debt servicing needs through lower interest rates and a substantial extension of the average debt maturity. The successful completion of the debt buyback program in December 2012 has provided additional debt relief of at least 9.5% of GDP according to EU estimates (included in the corresponding evaluation report of December 2012), while the restructuring of interest payments to the EFSF and the further interest rate decrease of official sector loans granted to Greece has decreased the servicing cost of the Greek debt.

The Program also includes a comprehensive strategy for recapitalization of the banking system following PSI-related losses and the detrimental impact of a prolonged recession on bank loan quality. However, there can be no assurance that the implementation of the Program in accordance with its terms will obtain its stated objectives or have the anticipated effects.

        The Greek economy has faced and continues to face substantial macroeconomic headwinds originating from the still sizeable fiscal imbalances and government debt and compounded by other deep-rooted structural vulnerabilities, making the achievement of the targets set by the Program a challenge. More specifically:

  •
  Despite the successful completion of the debt buyback program in December 2012, the progress in fiscal deficit reduction and the adjustment in the labor market and external balance, the Greek economy continues to face substantial macroeconomic challenges, and uncertainty remains high in the face of concerns over the Hellenic Republic's potential exit from the Eurozone if the targets of the Program are not met.

  •
  The need to impose additional austerity measures in the form of additional corrective spending cuts to offset potential slippages in the implementation of the 2013 government budget—in view of the weaker than expected government revenue performance in the first quarter of 2013 and a continued drop in social security system revenue—is likely to amplify recessionary pressures, reinforcing the vicious cycle of weakening economic sentiment, declining liquidity and reduced private spending and the need for additional fiscal measures, such as those that characterized the period of 2010-2012.

  •
  The funding provided to the Hellenic Republic under the Program may be insufficient to cover the Hellenic Republic's financing needs and it is not certain whether it will be increased by its European partners and the IMF depending on Greece's performance under the Program. The current sentiment in Europe, as evidenced by recent events in Cyprus, suggest that a broader spectrum of creditors could be bailed-in to cover such financing needs. Even the prospects of such a development could be destabilizing for the Greek economy.

  •
  According to reports by the IMF, the ECB and the EU (collectively referred to as the "Troika"), Greece has little, if any, margin to absorb additional adverse shocks or slippages in the implementation of the Program. In the event that policy implementation takes longer than expected or falls short of expectations, the economy takes longer than expected to respond to labor market and other structural competitiveness-enhancing reforms, or the fiscal impact of recession is higher than estimated, the likely result would be a higher debt trajectory than that suggested by the post-PSI analysis underlying the Program. Such slippages could even outweigh the benefits from the additional debt and funding relief provided to Greece by recent Eurogroup decisions and the successful completion of the debt buyback program in December 2012.

  •
  Failure to successfully implement the Program over its term to 2016 may lead to termination of the financial support by the IMF and the EU, which would create the conditions for a new credit event with respect to the Hellenic Republic debt or lead to a default by the Hellenic Republic on its debt which would include both marketable instruments and official sector loans from EU Member States.

  •
  Even if the Hellenic Republic successfully implements the Program, government debt as a percentage of GDP is projected to remain above 170% of GDP until 2015 according to IMF projections in the recent review of the revised Program, and it remains uncertain whether the Greek economy will grow sufficiently, or even limit its contraction, to ease the financing constraints of the Hellenic Republic without a new agreement with EU partners and the IMF which will provide additional debt relief with direct official sector involvement. This relief could take the form of new changes in conditions of official sector loans or further restructuring of

    Greek government bonds held by the Eurosystem and a direct haircut on official sector loans or loans from the EFSF or a combination of the above. Failure to agree on a credible way to restore long-term debt sustainability and cover possible additional needs (even due to factors outside the control of the Hellenic Republic) of the country for external financing in upcoming years may result in a credit event with respect to the Hellenic Republic debt occurring prior to the completion of the Program.

  •
  An erosion of the cohesion of the current coalition government elected on June 17, 2012, or a shrinkage of its Parliamentary majority through the withdrawal of one of the parties currently supporting the Program, could pose significant risks to the implementation of the Program. In addition, the commitment by Member States of the Eurozone to provide long-term support to Greece on adequate terms is subject to significant risks related not only to Greece's ability to avoid any additional slippages in the implementation of the Program but also to increasing discontent of public opinion in these countries regarding support to Greece.

  •
  The large losses experienced by private creditors from the PSI exchange in conjunction with the still high level of Greek sovereign debt even after the PSI and the successful completion of the debt buyback in December 2012 (above 120% of GDP until 2020) render an improvement of market sentiment and a significant upward revision of sovereign ratings of the country highly unlikely for the short to medium term. In this respect, valuations of Hellenic Republic assets (and thus privatization revenue budgeted in the Program), as well as the ability of Greece to access the international capital markets, remain subject to substantial uncertainty.

  •
  The recovery in economic sentiment and first signs of increase in the private deposit base of the Greek banking system is recent months, could be undermined by slower progress in structural reforms, tensions in fiscal adjustment strategy and, more importantly, a new round of systemic turbulence in Euro area triggered by developments related to the eruption and management of recent crisis in Cyprus.

  •
  The bailout agreement between the Troika and Cyprus, reached on March 24, 2013, regarding financial assistance of EUR 10 billion (57% of Cyprus' GDP) is expected to weigh heavily on the real and financial conditions of the Cypriot economy in the coming years and is likely to take a toll on macroeconomic conditions in Greece due to the relatively strong interlinkages between the two economies. The recent economic turbulence and elevated uncertainty in Cyprus are expected to have a modest direct impact on Greece mainly through the external trade and foreign direct investment channels (with Greece being the largest investor in gross terms in Cyprus and Cypriot markets being a leading destination of Greek goods exports). Furthermore, the situation in Cyprus gives rise to contagion risk of a prolonged banking crisis and deep recession in Cyprus and the possibility of elevated systemic turbulence originating from the management and resolution strategy on the basis of Eurogroup decisions, with uninsured creditors/depositors and shareholders bearing an unprecedented amount of losses.

        For more information about the main elements of each reform and the substantial risks to the Program, see Item 4.B, "Business Overview—The Hellenic Republic's Economic Crisis, the Successful Sovereign Debt Restructuring (PSI) the second economic adjustment program for Greece & recent macroeconomic developments" and "—Regulation and Supervision of Banks in Greece"

        The uncertainty relating to the implementation of the Program and the sovereign debt reduction has directly affected the capital levels, liquidity and profitability of the financial system of the Hellenic Republic and consequently of the Bank:

  •
  PSI-related losses have resulted in significant recapitalization needs of Greek banks, which are intended to be satisfied out of resources to be made available under the Program;

  •
  the buyback of Greek government bonds by the Hellenic Republic in December 2012 deprives Greek banks of future income and gains from a potential increase in the fair value of the Bonds;

  •
  limited liquidity in the Greek banking system, reflecting an effective closing of private capital market financing since the end of 2009 and a sizeable contraction of the domestic deposit base since 2010 (21.7% cumulatively until December 31, 2012, according to Bank of Greece data) and a heavy reliance on Eurosystem funding; and

  •
  increased competition for, and thus cost of, customer deposits.

        A failure of the Program to result in a marked improvement in the Greek economy would have significant adverse consequences on the Bank. If another credit event with respect to Greek government liabilities (bonds, Treasury bills, loans with government guarantee) or an additional restructuring of Greek government liabilities were to occur, our regulatory capital would be severely affected due to our direct exposure to Hellenic Republic liabilities, requiring the Bank to raise additional capital and thus diluting existing shareholders significantly. Furthermore, there would be no assurance that the Bank could raise all of the required additional capital on acceptable terms.

Recessionary pressures in Greece stemming from the Program have had and may continue to have an adverse effect on our business, results of operations and financial condition.

        Our business activities are dependent on the level of banking, finance and financial products and services we offer, as well as our customers' capacity to repay their liabilities. In particular, the levels of savings and credit demand are heavily dependent on customer confidence, employment trends and the availability and cost of funding.

        Following a cumulative output decline of 20% during the period 2009-2012, the decline in economic activity in 2013 is likely to exceed 4%, according to estimates of the latest EU evaluation report of the Program, taking a new toll on disposable income, spending and debt repayment capacity of the Greek private sector.

        A protracted period of poor economic conditions in the Hellenic Republic is materially and adversely affecting the liquidity, business activity and financial conditions of our borrowers, which in turn leads to further increases in our non-accruing loan ratios, impairment charges on our loans and other financial assets, decreased demand for borrowings in general and increasing deposit outflows. Specifically, our non-accruing ratio in Greece has increased from 15.1% at December 31, 2011 to 21.4% at December 31, 2012.

        Adding to the negative impact of a sharp drop in consumer and business confidence resulting from the economic crisis and ongoing sizeable macroeconomic imbalances, the additional fiscal adjustment agreed under the Program has had in 2012 and is likely to continue to have a significant negative effect on economic activity in the Hellenic Republic in the future.

        Loans to businesses and households have declined in 2012 and are expected to decline further in Greece as the sizeable downward pressure on household disposable incomes and firms' profitability from the austerity measures, as well as the resulting deterioration in the business environment against a backdrop of tighter credit criteria and stressed liquidity conditions, are likely to impair further demand for loans. In addition, the need to reduce our dependency on Eurosystem funding will also increase the likelihood of deleveraging. Moreover, our customers may further significantly decrease their risk tolerance to non-deposit investments such as stocks, bonds and mutual funds, which would adversely affect our fee and commission income.

        In the context of continued market turmoil, worsening macroeconomic conditions and increasing unemployment, coupled with declining consumer spending and business investment and the worsening credit profile of our corporate and retail borrowers, the value of assets collateralizing our secured loans, including houses and other real estate, could decline further significantly. Such decline could result in impairment of the value of our loan assets or an increase in the level of past due loans, either of which may have a material adverse effect on our business, results of operations and financial condition.

        Finally, if the Program is not implemented successfully—especially with respect to the structural reform agenda—or if additional austerity measures beyond those agreed to in the Program are required to counterbalance potential deviations from the Program's targets, economic activity may register a sharper than expected drop in 2013, as it did in 2011 and 2012, resulting in a further delayed recovery and a further adverse effect on our business, results of operations and financial condition.

As a recipient of state aid, the Bank's operational autonomy is constrained.

        The recapitalization of the Greek banks, even before its completion, due to the receipt of funds in the form of bridge capital, place the Bank under European state aid rules. Under such rules, the Bank's operations are restricted so that the state aid does not lead to the distortion of competition. For example, the Bank is not permitted to pay any coupon or dividend on own funds instruments until the end of the restructuring period, to make any asset purchases or to acquire any stake in any undertaking and has restrictions on lending practices as outlined in the commitments that the Hellenic Republic undertook towards the European Commission regarding Greek banks under restructuring, including the Bank.

        The commitments of the Hellenic Republic towards the European Commission refer, inter alia, to the appointment of a Monitoring Trustee for each bank, who acts on behalf of the EC and aims to ensure the compliance of the Bank with the aforementioned commitments. The Monitoring Trustee is responsible for the compliance of the Bank with Greek Company Law 2190/1920 on the sociétés anonymes, the corporate governance provisions and in general the banking regulatory framework, and monitors the organizational structure of the Bank in order to ensure that the internal audit and risk management departments of the Bank are fully independent from commercial networks. In order to fulfill the above role, the Monitoring Trustee has the right to attend the meetings of the audit committee and risk management committee of the Bank as an observer, review the annual audit plan and may require additional investigations, receive all reports emanating from internal control bodies of the Bank and be entitled to interview any auditor. Furthermore, the Monitoring Trustee monitors the commercial practices of the Bank, with a focus on credit policy and deposit policy. Accordingly, the Monitoring Trustee has the right to attend the meetings of the credit committees of the Bank as an observer, and monitors the development of the loan portfolio, the maximum amount that can be granted to borrowers, the transactions with related parties and other relevant matters. The Monitoring Trustee also has access to all the relevant credit files and the right to interview credit analysts and risk officers. Furthermore, he has the right to monitor the management policy of legal cases of the Bank. As a result, our management's discretion is subject to further oversight and certain decisions may be constrained by powers accorded to the Monitoring Trustee, which may affect business decisions and development strategies and limit the operational flexibility of the Group.

        Furthermore, in the event we fail to secure the 10% threshold in the recapitalization process, the Bank will pass under the control of the HFSF, which will, therefore, control the Bank's operations. The terms under which the HFSF will contribute capital are described below in Item 4.B, "Business Overview—The Hellenic Republic's Economic Crisis, the Successful Sovereign Debt Restructuring (PSI) the second economic adjustment program for Greece & recent macroeconomic developments" and "—Regulation and Supervision of Banks in Greece".

The HFSF, the Hellenic Republic and state-related entities have the ability to exercise and currently exercise an important influence on the Bank in certain areas and following the completion of the recapitalization plan, if the Bank does not succeed in raising at least 10%, of its capital needs from the private sector, the HFSF will have control over the Bank.

        The Hellenic Republic directly owns all 270 million non transferable redeemable preference shares issued by NBG under the capital facility of the Hellenic Republic Bank Support Plan (Greek Law 3723/2008) (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic's Bank Support Plan"). The direct stake of the Hellenic Republic in NBG as described above, provides the Hellenic Republic, amongst other things, with voting rights at the General Meeting of Preferred Shareholders, the appointment of a representative on the Board of Directors of NBG, who has the ability to veto decisions relating to strategic issues or decisions that could have a material impact on the legal or financial status of the Bank and for which the approval of the General Meeting is required, or decisions referring to the distribution of dividends and the remuneration of NBG's Chairman, Chief Executive Officer, Deputy Chief Executive Officer, the remaining members of the Board of Directors, the General Managers and their deputies under the relevant decision of the Ministry of Finance, or, in case of decisions that the representative considers detrimental to the interests of the depositors or that may materially affect the Bank's solvency and operation. Furthermore, the representative of the Hellenic Republic has free access to the Bank's books and records, restructuring reports, plans for medium-term financing needs, as well as data relating to the level of funding of the economy.

        Furthermore, the original Program in May 2010, introduced restructuring measures like the establishment of the HFSF whose only shareholder is the Hellenic Republic and whose role is to maintain the stability of the Greek banking system by providing capital support in the form of ordinary shares or contingent convertible securities or other convertible securities, if a significant decline in capital buffers of the banks occurs. Under the Program, as currently in force, the role of the HFSF was enhanced, providing it with greater oversight capacities over the banks in which, it is committed to provide capital support pursuant to the provisions of Greek Law 3864/2010 and the Cabinet Act 38/2012 (see Item 4.B, "Business Overview—The Hellenic Republic's Economic Crisis, the Successful Sovereign Debt Restructuring (PSI) the second economic adjustment program for Greece & recent macroeconomic developments" and "—Regulation and Supervision of Banks in Greece").

        In the context of the recapitalization of the Greek banks and specifically pursuant to the provisions of Greek Law 3864/2010, as currently in force, and Cabinet Acts 15/2012 and 38/2012, and following the contribution on May 28, 2012 to the Bank by the HFSF of EFSF bonds with total nominal amount of EUR 7,430.0 million, as an advance for the participation in the Bank's future share capital increase, the HFSF appointed on June 11, 2012, pursuant to the presubscription agreement signed on May 28, 2012, as amended and restated on December 21, 2012, with the HFSF and the EFSF (the "Presubscription Agreement"), a representative to the Bank's Board of Directors. On December 21, 2012, the Bank received additional EFSF bonds with total nominal amount of EUR 2,326.0 million from the HFSF as an additional advance for the participation of the HFSF in the Bank's future share capital increase pursuant to the Presubscription Agreement. Pursuant to the above legal framework and the Presubscription Agreement, the HFSF's appointed representative has the following powers:

  (a)
  to call the General Meeting of shareholders of the Bank;

  (b)
  to veto any decision of the Bank's Board of Directors:

  i.
  regarding the distribution of dividends and the remuneration policy concerning the chairman, the managing director and the other members of the Board of Directors, as well as the general managers and their deputies; or

    ii.
    where the decision in question could seriously compromise the interests of depositors, or impair the Bank's liquidity or solvency or its overall sound and smooth operation (including business strategy, and asset/liability management);

  (c)
  to request an adjournment of any meeting of the Bank's Board of Directors for three business days in order to get instructions from the HFSF's Executive Committee, following consultation with the Bank of Greece;

  (d)
  to request the convocation of the Board of Directors of the Bank;

  (e)
  to approve the appointment of the chief financial officer of the Bank;

  (f)
  to participate in the meetings of the Audit Committee, the Risk Management Committee, the Human Resources and Remuneration Committee and the Corporate Governance and Nomination Committee of the Bank as well as the committee the Bank is obliged to establish with a responsibility of supervising the implementation of the recapitalization plan which will be approved by the HFSF and the EU;

  (g)
  to include items in the agenda of the meetings of the Board of Directors of the Bank and of the committees in which the HFSF's representative participates; and

  (h)
  to be informed monthly by the Executive Committee of the Bank about all transactions that have a material impact and have not been discussed by the Bank's Board of Directors and the committees in which the HFSF's representative participates and to receive the agenda and the minutes of the Executive Committee and the Strategy Committee regarding decisions on transactions having a material impact.

        Furthermore, by virtue of the above Presubscription Agreement, the Bank's statutory auditors have to be agreed to by the HFSF.

        Based on the above, as a result of the Bank's participation in the recapitalization plan, the HFSF is able to exercise significant influence over the operations of the Group. Furthermore, in accordance with EU state aid rules and the European Commission practices, the Bank will have to develop a detailed restructuring plan or amend any such plan already submitted to the European Commission and the HFSF. In addition, failure of the Bank to meet the terms specified in the restructuring plan as submitted to the EU and the HFSF, will possibly, depending on its importance, result in initiating a procedure of assessment of the recapitalization by the Hellenic Republic as an illegal state aid to the Bank, and thereafter result in the HFSF exercising in full the voting rights of the shares it will acquire.

        The terms under which the HFSF will contribute capital are described below in Item 4.B, "Business Overview—The Hellenic Republic's Economic Crisis, the Successful Sovereign Debt Restructuring (PSI) the second economic adjustment program for Greece & recent macroeconomic developments" and "—Regulation and Supervision of Banks in Greece". According to these terms, if the Bank does not succeed in raising at least 10%, of its capital needs from the private sector as further specified by the relevant ministerial decision, the HFSF-sourced capital will be in the form of common equity with full voting rights, resulting in the heavy dilution of existing shareholders. If the Bank succeeds in raising the requisite private sector funds of 10%, the shares that the HFSF will acquire from the respective capital increase will constitute common equity with restricted voting rights, which will allow the HFSF to exercise its voting rights in the General Meeting of Shareholders of the Bank only for resolutions regarding modifications of its Articles of Association, including: an increase or reduction of the share capital of the Bank or provision of relevant authorization to the Board of Directors of the Bank; merger, division, conversion, revival, extension of duration or dissolution of the Bank; material asset transfers, including disposal of subsidiaries; or any other matters that require an increased majority, as explicitly provided in Greek Company Law 2190/1920 regulating Greek sociétés anonymes. HFSF's common equity with restricted voting rights will be taken into account for the calculation of quorum and majority percentages only for the aforementioned resolutions. If, however, a material breach of the terms of the restructuring plan submitted to the HFSF, as determined by a unanimous decision of the members of the General Council and its Executive Council, the HFSF is entitled to exercise in full the voting rights of the shares it will acquire without the above-described limitations.

        On April 10, 2013, the Board of Directors of the Bank convoked the General Meeting of Common Shareholders of the Bank for April 19, 2013 to approve the implementation of the recapitalization framework and in particular to approve (a) the reduction of the ordinary share capital of the Bank through a concurrent reverse split and reduction of the nominal of each common registered voting share of the Bank, (b) the issuance of contingent convertible notes ("CoCos") up to EUR 1,900 million pursuant to Greek Law 3864/2010 and Cabinet Act 38/2012 and (c) increase of the Bank's share capital up to the amount of EUR 9,756.0 million through the issuance of new, common, registered voting shares, pursuant to Greek Law 3864/2010, through payment in cash of an amount up to EUR 1,171 million and/or contribution in kind for the full amount of the share capital increase. On April 29, 2013 the second Repeat General Meeting of the Shareholders of the Bank approved all the above. Although the participation of the private sector in the Bank's share capital increase cannot be forecasted, given the existing market conditions, it may be less than the 10% threshold, resulting in the Bank's full recapitalization by the HFSF through the issue of ordinary shares with full voting rights and, effectively, the control of the Bank by the HFSF as its major shareholder, heavy dilution of the current shareholders and the nationalization of the Bank. In addition, the HFSF could exercise its voting rights in a manner which is not aligned with the interests of the Bank's other shareholders.

        On March 28, 2013, the Bank of Greece sent letters to the Bank and Eurobank, stating that each bank would have to proceed with the recapitalization which would have to be completed by the end of April 2013 and requesting them to proceed to the relevant necessary actions. On April 1, 2013, the Bank, jointly with Eurobank, sent to the Bank of Greece a letter requesting a formal extension for the recapitalization to June 20, 2013. In this letter, the Bank stated that an extension would allow the Bank adequate time to complete the merger with Eurobank and proceed with the recapitalization as a combined entity. This request was not approved by the Bank of Greece.

        On April 7, 2013, the Bank of Greece announced that the recapitalization process for the four major banks (NBG, Eurobank, Alpha Bank and Piraeus Bank) would proceed. On April 8, 2013, the Bank and Eurobank issued a press release stating that the two banks, in agreement with the institutional authorities, would be recapitalized fully and independently of one another. Accordingly, the merger process was suspended.

        On April 22, 2013, Eurobank's board of directors announced that it would propose at the general shareholders meeting on April 30, 2013, that all rights be issued without offering preemptive rights to the existing shareholders. On April 30, 2013, this proposal was approved at the general shareholders meeting. As a result, the recapitalization of Eurobank through the HFSF will lead to our shareholding in Eurobank (in which we currently hold 84.4% following the Tender Offer) being reduced to a shareholding of less than 5%, with the HFSF having full voting rights in the Eurobank shares acquired.

        Apart from the above, the Hellenic Republic may exercise, up to a degree, influence as a shareholder, through certain state-related entities (primarily pension funds, most of whose boards of directors are appointed by the Hellenic Republic). As at April 10, 2013, various domestic pension funds owned in total approximately 13.0% of our ordinary share capital, and other domestic public sector related legal entities and the Church of Greece owned in total approximately 5.6% of our ordinary share capital. As at April 10, 2013 the Hellenic Republic held directly, through the Hellenic Republic Asset Development Fund, 0.96% of the Bank's ordinary shares. These state-related entities, despite holding in total a non-controlling level of our total shares, on a general shareholders meeting with no full voting participation by all of our common shareholders, may end up having a voting majority required for a decision, provided that they agree on how they will exercise their voting rights and/or the context of their vote.

        There is a risk that the Hellenic Republic may exercise the rights it has to exert influence over the Bank and may disagree with certain decisions of the Group relating to dividend distributions, benefits policies and other commercial and management decisions which will ultimately limit the operational flexibility of the Group.

        If economic conditions do not improve or continue to deteriorate, or if the financial position of the Group deteriorates, further government or inter-governmental intervention may take place in addition to the forthcoming recapitalization through the HFSF. Any further government or inter-governmental intervention, including through the HFSF, may have a material adverse effect on the interests of other holders of our securities, results of operations and financial condition.

        Furthermore, the Hellenic Republic and the HFSF also have interests in other Greek financial institutions and an interest in the health of the Greek banking industry and other industries generally, and those interests may not always be aligned with the commercial interests of the Group or its shareholders.

There are risks associated with the Bank's need for additional capital and liquidity, most notably from increased asset impairment, as well as a significant deterioration in asset quality compared to previous estimates.

        The Bank and the Group are required by regulators in the Hellenic Republic and other countries in which it undertakes regulated activities to maintain adequate capital. Where it undertakes regulated activities elsewhere in the European Economic Area (the "EEA"), it will remain subject to the minimum capital requirements prescribed by the regulatory authority in the Hellenic Republic, except in jurisdictions where it has regulated subsidiaries, which will be subject to the capital requirements prescribed by local regulatory authorities. In jurisdictions where it has branches, including within the EEA, the Bank is also subject to regulatory capital and liquidity requirements of such jurisdictions. The Bank, its regulated subsidiaries and its branches may be subject to the risk of having insufficient capital resources to meet the minimum regulatory capital and/or liquidity requirements. In addition, those minimum regulatory capital requirements are likely to increase in the future, or the methods of calculating capital resources may change. Likewise, liquidity requirements may come under heightened scrutiny, and may place additional stress on the Group's liquidity demands in the jurisdictions in which it operates.

        The Group participated in the PSI and as a result, the Group recognized impairment on its Greek government bond portfolio and loans of EUR 10,090.7 million and EUR 415.0 million in 2011 and 2012, respectively. Furthermore, as a result of economic conditions in the Hellenic Republic, the Group also impaired its non-PSI exposure to the Hellenic Republic, by an amount of EUR 673.3 million and EUR 636.6 million in 2011 and 2012, respectively. These impairments had an adverse effect on the Group's capital position, resulting in losses of EUR 14.5 billion and EUR 2.5 billion in 2011 and 2012, respectively. As a result, the Group's total capital adequacy ratio fell below the minimum threshold of 8% and as a result the Bank requested access to the HFSF. Initially the Bank received, on May 28, 2012, from the HFSF five series of EFSF bonds, maturing from 2018 to 2022, with nominal amount of EUR 1,486.0 million each, totaling EUR 7,430.0 million, and on December 21, 2012, received an additional EUR 2,326.0 million maturing from 2022 to 2024 as an advance for the participation in the Bank's future share capital increase pursuant to the Presubscription Agreement, which raised its total capital ratio as at December 31, 2012 to 9.0%.

        One of the features of the recapitalization plan was that all Greek banks were required to achieve a Core Tier I capital ratio of 9% by September 2012 and 10% by June 2013. In this context, Act No. 2654/29.02.2012 of the Governor of the Bank of Greece was issued. This requirement was subsequently abolished by Act No. 2664/18.09.2012 of the Governor of the Bank of Greece. In March 2013, the Executive Committee of the Bank of Greece issued Decision 13/28.03.2013, which resets Core Tier I Capital Ratio for Greek Financial Institutions at 9% and redefines the assets that are eligible for Core Tier I Capital, amending GA/BoG 2630/29.10.2010. Based on information regarding the Group's capital adequacy as of December 31, 2012, taking into consideration the total amount of the imminent share capital increase in the context of the recapitalization, this 9% threshold is not satisfied. The Group has already initiated certain actions aiming at improving the Group's capital adequacy, such as the disposal of its subsidiary Astir Palace Vouliagmeni S.A. (see Item 4.B, "Information on the Company—Business Overview—Other—Hotel Management") that we expect will have a positive impact on our capital and/or our risk weighted assets. However, there is no assurance that these or other actions aiming at improving the Group's capital adequacy will be completed within the anticipated timeframe or have the anticipated impact on the Group's capital ratios. If the Group does not satisfy the 9% Core Tier I threshold, it may subject to the measures that the Bank of Greece can take, pursuant to Greek Law 3601/2007, including the Bank of Greece appointing a commissioner to the Bank (see Item 4.B, "Information of the Company—Business Overview—Regulation and Supervision of Banks in Greece—The regulatory framework").

        The main risks to the Bank's recapitalization needs are: (a) the unfavorable conditions in the capital markets, which may result in the Bank not being able to raise 10% from the private sector; (b) the poor economic environment in Greece, which may result in (i) a sharper deterioration in asset quality than the one projected by the independent loan diagnostic study performed on the domestic loan portfolio of the Group by BlackRock Financial Management Inc. ("BlackRock") (the "BlackRock loan diagnostic"), in accordance with the commitment undertaken by the Bank of Greece in 2011 under the Program in the context of ensuring that the Greek banks are adequately capitalized and (ii) weaker pre-provision profits in the domestic market; and (c) a weaker international environment, which may lead to lower-than-projected profits from our international subsidiaries. Even if the Bank initially meets the minimum capital ratio requirements established by the Bank of Greece, there are no assurances that the above risks will not result in further recapitalization needs following the completion of the recapitalization plan, therefore, requiring additional capital requests from the HFSF, which may in turn cause further dilution of existing shareholders beyond that expected in relation to the recapitalization to be completed by June, 2013. If these developments lead to a decline in our EBA Core Tier I capital ratio below 7% or if additional financial support from the public domain is needed for the Bank to become viable, then any contingent convertible bonds that have been issued will mandatorily convert into equity at a conversion price equal to a 50% discount to the issue price of the ordinary shares issued in the share capital increase of the Bank in the context of its recapitalization, thus resulting in further dilution of the existing private shareholdings. See "—The HFSF, the Hellenic Republic and state-related entities have the ability to exercise and currently exercise an important influence on the Bank in certain areas and following the completion of the recapitalization plan, if the Bank does not succeed in raising at least 10% of its capital needs from the private sector, the HFSF will have control over the Bank".

We are currently severely restricted in our ability to obtain funding in the capital markets and are heavily dependent on the ECB and the Bank of Greece for funding, which may be affected by changes in ECB and the Bank of Greece rules relating to the eligibility of collateral used for funding such as Greek government bonds and guarantees.

        The ongoing economic crisis has adversely affected the Bank's credit risk profile, delayed its return to the markets for funding, increased the cost of such funding and the need for additional collateral requirements in repo contracts and other secured funding arrangements, including those with the ECB and the Bank of Greece. Concerns relating to the ongoing impact of these conditions may further delay our ability to obtain funding in the private capital markets in the medium term.

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

        Reflecting the loss of access to market funding as well as the sharp decline in deposits, our net ECB funding and funding from the Bank of Greece, through its Emergency Liquidity Assistance ("ELA") facility, which has less strict collateral rules but higher cost of funds, has increased considerably since the start of the crisis. As at December 31, 2012, our net ECB funding and funding from the Bank of Greece amounted to EUR 30.9 billion (see Note 18 to the U.S. GAAP Financial Statements for the analysis of instruments pledged).

        The liquidity we receive from the ECB or the Bank of Greece may be adversely affected by changes in ECB and Bank of Greece rules. The amount of funding available from the ECB or the Bank of Greece is tied to the value of the collateral we provide, including the market value of our holdings of Greek government bonds, which may also decline. If the value of our assets declines, then the amount of funding we can obtain from the ECB or the Bank of Greece will be correspondingly limited. In addition, if the ECB or the Bank of Greece were to revise their collateral standards or increase the rating requirements for collateral securities such that these instruments were not eligible to serve as collateral with the ECB or the Bank of Greece, the Bank's funding costs could increase and its access to liquidity could be limited. The ECB or the Bank of Greece could also place time limitations on the use of government guaranteed securities as eligible collateral, and may set conditions for the continued use of liquidity under exceptional terms.

        In addition, we use our covered bonds as collateral with the ECB or the Bank of Greece. Our covered bonds may also become ineligible for use as collateral in the future, as a result of further credit ratings downgrades or changes in ECB or the Bank of Greece rules currently permitting this collateral. A further downgrade or withdrawal of Greek sovereign ratings would likely have a material adverse effect on our ability to continue to access current levels of funding from the ECB, the Bank of Greece or from any other source.

        A continued loss of deposits and the prolonged need for additional Eurosystem funding may result in the exhaustion of collateral eligible for funding from the Eurosystem.

An accelerated outflow of funds from customer deposits could cause an increase in our costs of funding and have a material adverse effect on our operating results, financial condition and liquidity prospects.

        Historically, one of our principal sources of funds has been customer deposits. Since we rely on customer deposits for the majority of our funding, if our depositors withdraw their funds at a rate faster than the rate at which borrowers repay their loans, or if we are unable to obtain the necessary liquidity by other means, we may be unable to maintain our current levels of funding without incurring significantly higher funding costs or having to liquidate certain of our assets, or without increasing access to the ECB and the Bank of Greece under their exceptional terms. As at December 31, 2012, the Group's domestic deposits excluding interbank deposits decreased by 6.6% compared to December 31, 2011 and 23.1% compared to December 31, 2010.

        The ongoing availability of customer deposits to fund the Bank's loan portfolio is subject to potential changes in certain factors outside the Bank's control, such as depositors' concerns relating to the economy in general, the financial services industry or the Bank specifically, significant further deterioration in economic conditions in Greece and the availability and extent of deposit guarantees. Any of these factors separately or in combination could lead to a sustained reduction in the Bank's ability to access customer deposit funding on appropriate terms in the future, which would impact on the Bank's ability to fund its operation and meet its minimum liquidity requirements and have an adverse effect on the Group's results, financial condition and prospects. Unusually high levels of withdrawals could have the result that the Bank or another member of the Group may not be in a position to continue to operate without additional funding support, which it may be unable to secure.

        Furthermore, in March 2013, the government of Cyprus, in the context of its agreement with the Troika, proceeded to a haircut on deposits exceeding EUR 100,000 (the insured deposit level) of 100% at Cyprus Popular Bank ("CPB") and an undetermined percentage for the Bank of Cyprus. The losses of shareholders, bondholders and more importantly of depositors in respect of balances exceeding EUR 100,000 of the two Cypriot banks that were considered non-viable by the Troika could lead to fears of similar action taking place in Greece.

        Popular concern has been expressed that the burden sharing implemented in Cyprus could be a precedent to be applied in the context of depositors bearing part of the burden of financial institution losses in the financially weaker Member States. These concerns could lead to deposit outflows from the Bank, which would have a material adverse effect on our business, results of operation and financial condition.

There is uncertainty about the Bank's ability to continue as a "going concern".

        Our independent auditors have added an explanatory paragraph to their audit opinion issued in connection with the U.S. GAAP Financial Statements for the years ended December 31, 2011 and 2012, respectively, with respect to our ability to continue as a going concern, as a result of the uncertainty surrounding the completion of the recapitalization from the HFSF mainly due to political and macroeconomic developments in Greece. In Note 3 of the 2012 U.S. GAAP Financial Statements, reference is made to the impact of impairment losses from the restructuring of the Greek debt to the regulatory and accounting capital of the Group, to the scheduled actions to restore the capital adequacy of the Group through the HFSF and also to the existing uncertainties that could adversely affect the Bank's ability to continue as a going concern until the completion of the recapitalization. The going concern basis of the Bank is dependent on the completion of the recapitalization plan to restore the Group's financial position which remains negative and on maintaining adequate levels of capital, as well as on the Bank's continued ability to rely on liquidity facilities provided by the ECB and the Bank of Greece.

Negative results in the Bank's stress testing may lead to further capital increases or loss of public confidence in the Bank.

        Stress tests analyzing the European banking sector have been, and we anticipate that they will continue to be, published by national and supranational regulatory authorities. At present, it is not clear how the EBA stress tests will be aligned with the requirements of the Program. Loss of confidence in the banking sector following the announcement of stress tests regarding the Bank or the Greek banking system as a whole, or a market perception that any such tests are not rigorous enough, could also have a negative effect on the Bank's cost of funding and may thus have a material adverse effect on its results of operations and financial condition.

        Greek banks may be required in the future to meet more stringent capital requirements regarding their EBA Core Tier I capital ratios. If the Bank were to fail to meet any such new requirements by accessing the capital markets, we would be required to receive additional capital from the HFSF (see also "—There are risks associated with the Bank's need for additional capital and liquidity, most notably from increased asset impairment, as well as a significant deterioration in asset quality compared to previous estimates").

Our wholesale borrowing costs and access to liquidity and capital have been negatively affected by a series of downgrades of the Hellenic Republic's credit rating.

        Since 2009, the Hellenic Republic has undergone a series of credit rating downgrades and in 2010 moved to below investment grade. The credit rating of the Hellenic Republic was lowered by all three credit rating agencies to levels just above default status following the activation of collective action clauses in Greek government bonds subject to Greek Law in late February 2012. Specifically, Standard & Poor's lowered the Hellenic Republic's credit rating to Selective Default-SD (February 27, 2012), Fitch lowered the Hellenic Republic's credit rating to Restricted Default-RD (March 9, 2012), and Moody's lowered the Hellenic Republic's credit rating to C (March 2, 2012). Following the conclusion of the exchange of Greek government bonds under Greek Law, Fitch raised its rating to B- (March 13, 2012) and Standard & Poor's raised its rating to CCC (March 2, 2012). Furthermore, on May 17, 2012, Fitch lowered the Hellenic Republic's credit rating to CCC due to the upcoming general elections.

        On December 6, 2012, Standard & Poor's downgraded the Hellenic Republic to Selective Default-SD, following the invitation to eligible holders of new Greek government bonds issued under the PSI to participate in the tender offer for the debt buyback by the Hellenic Republic. However, on December 18, 2012, following the completion of the auction process relating to the debt buyback, Standard & Poor's upgraded the long-term credit rating of the Hellenic Republic by six notches to B- and the short-term credit rating to B with stable outlook, based on the strong commitment of the Eurozone countries to ensure that Greece will remain in Euro and the commitment of the Greek government to achieve the fiscal adjustment.

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

Deteriorating asset valuations resulting from poor market conditions may adversely affect our future earnings and our capital adequacy.

        An increase in financial market volatility or adverse changes in the marketability of our assets could impair our ability to value certain of our assets and exposures. The value ultimately realized by us will depend on their fair value determined at that time and may be materially different from their current value. Any decrease in the value of such assets and exposures could require us to realize additional impairment charges, which could adversely affect our financial condition and results of operations, as well as our capital.

        The global economic slowdown and economic crisis in Greece from 2009 to 2013 have resulted in an increase in non-accruing loans and significant changes in the fair values of our financial assets.

        A substantial portion of our loans to corporate and individual borrowers are secured by collateral such as real estate, securities, vessels, term deposits and receivables. In particular, as mortgage loans are one of our principal assets, we are currently highly exposed to developments in real estate markets, especially in Greece. From 2002 to 2007, demand for housing and mortgage financing in Greece increased significantly driven by, among other things, economic growth, declining unemployment rates, demographic and social trends and historically low interest rates in the Eurozone. In late 2007 the housing market began to adjust in Greece as a result of excess supply, higher interest rates and an accelerated decline in household disposable income. Construction activity started to contract sharply since 2009. The adjustment in residential valuations started in 2009 and continued at an accelerating pace between 2010 and the second half of 2012. The cumulative decline in house prices from a peak in September 2008 continued as a result of the recession with a decline of 34.2% in 2012 following a decline of 44% in 2011. House prices also fell by 11.8% in 2012, after falling by 5.3% (Source: Bank of Greece, "Bulletin of Conjunctural Indicators", Number 148, January-February 2012), 4.4% in 2010 and 4.3% in 2009. The decline is expected to continue in 2013 due to further contraction of disposable income and high stock of unsold houses. Furthermore, the unemployment in the fourth quarter of 2012 reached 26.4%, with upward trends in the first quarter of 2013, aggravating the situation, with mortgage delinquencies increasing further.

        Adverse developments could be triggered by any further significant deterioration of global economic conditions, including the credit profile of other EU countries such as Ireland, Portugal, Cyprus or Spain or international banks. Any of these events may give rise to concerns regarding the ability of the Hellenic Republic to meet its funding needs. These developments could:

  •
  further directly impact the carrying amount of our portfolio of Greek government debt;

  •
  further directly impact the impairment losses for receivables relating to the Hellenic Republic;

  •
  severely affect our ability to raise capital and meet minimum regulatory capital requirements; and

  •
  severely limit our ability to access liquidity.

        A continued decline in the Greek economy, or a deterioration of economic conditions in any industry in which our borrowers operate or in the market of the collateral, may result in the value of collateral falling below the outstanding principal balance for some loans, particularly those disbursed in the years prior to the crisis. A decline in the value of collateral, or our inability to obtain additional collateral, may require us to establish additional allowance for loan losses.

        In addition, our failure to recover the expected value of collateral in the case of foreclosure, or our inability to initiate foreclosure proceedings due to domestic legislation, may expose us to losses which could have a material adverse effect on our business, results of operations and financial condition. Specifically, since July 1, 2010, pursuant to the current legal framework, auctions initiated by banks or their assignees for satisfaction of claims not exceeding EUR 200,000 are suspended until December 31, 2013. As at December 31, 2012, outstanding balances that could be subject to this law were EUR 1,200.2 million.

The Bank does not currently pay dividends to its shareholders.

        Under Greek Law 3723/2008, in conjunction with Greek Laws 4063/2012, 3965/2011, 3844/2010 and 3756/2009, the Bank did not pay any dividends to its ordinary shareholders in 2012 in respect of the 2011 financial year, and did not do so in 2011 in respect of the 2010 financial year. In general, as a result of our participation in the Hellenic Republic Bank Support Plan, our dividends are subject to a maximum of 35% of the Bank's distributable profits (on an unconsolidated basis) for as long as the Bank participates in the Hellenic Republic Bank Support Plan, and any decisions regarding, inter alia, distribution of dividends and remuneration can be vetoed by the Hellenic Republic representative who sits on our Board of Directors. The restrictions of Greek Law 3723/2008 regarding the distribution of dividends apply to the Bank as a result of its participation in the recapitalization framework pursuant to Greek Law 3864/2010. In addition, as long as the Bank participates in the recapitalization framework pursuant to Greek Law 3864/2010, the HFSF's representative who sits on the Bank's Board of Directors will have the power to veto any decision of the Board of Directors of the Bank regarding, inter alia, the distribution of dividends and remunerations.

        Pursuant to the commitments undertaken by the Hellenic Republic vis-à-vis the European Commission due to the provision of state-aid to Greek banks, the Bank is prohibited from distributing dividends or paying coupons on own fund instruments or releasing reserves to put itself in such a position until the end of the restructuring period, unless such payment fulfills legal obligation of the Bank or the Directorate General for Competition of the European Commission grants a relevant exception.

        Furthermore, on November 9, 2012, Cabinet's Act 38/9-11-2012 (GG A' 223) regarding the recapitalisation of the banks, provided that when the Bank issues CoCos and for as long as these CoCos are outstanding:

  a)
  the bank pays no dividend to common shareholders;

  b)
  the amount that would have been set aside for dividend distribution to common shareholders is used for paying, on a pro-rata basis, interest on CoCos, interest or dividends to other classes of securities ranking pari pasu to CoCos, as well as for repurchasing the said securities

        In June 2008, we issued 25 million non-cumulative, non-voting redeemable preference shares at an issue price of USD 625 million, which are traded on the New York Stock Exchange. If the Bank has sufficient distributable funds, each preference share is entitled to USD 2.25 per share dividend per annum paid in cash. Payments of dividends on the aforementioned redeemable preference shares take preference over distributable profits otherwise available to our ordinary shareholders. We have not paid any dividends on our preference shares since March 2011 and will not proceed to such payment in respect of the financial year ended December 31, 2012 in view of the Bank's net loss for the year and in accordance with the Bank's Articles of Association, Greek Law 4063/2012 and the provisions of article 44a in conjunction with articles 42c and 43 of the Greek Company Law 2190/1920, which prohibit the payment of dividends in the absence of sufficient distributable funds.

        Our participation in the Hellenic Republic Bank Support Plan has also resulted in the issuance of fixed return preference shares to the Hellenic Republic (EUR 350.0 million in January 2009 and EUR 1,000.0 million in December 2011). Greek Law 4093/2012 provides that the fixed return of 10% on the preference shares issued in favor of the Greek State in accordance with Greek Law 3723/2008, is payable in any case, except when the payment of the fixed return will lower the Core Tier I ratio of the Bank below the minimum required. The said provision is in force notwithstanding the provisions of Greek Company Law 2190/1920, except for article 44a, which prohibits the payment of dividends in the absence of sufficient distributable funds.

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

        In financial markets, concerns surfaced in a progressive widening of intra-Eurozone government bond and sovereign credit default swap ("CDS") spreads for several Eurozone issuers with large fiscal imbalances. Against a background of increasing unease over the macro-financial implications of sizeable fiscal imbalances, investors have reduced their investment in these countries. Continued reduction in investment flows may retard economic recovery, with a corresponding negative impact on our business, results of operations and financial condition, including our ability to fund our operations.

        Results of operations, both in Greece and abroad, in the past have been, and in the future may continue to be, materially affected by many factors of global nature, including: political and regulatory risks and the condition of public finances; the availability and cost of capital; the liquidity of global markets; the level and volatility of equity prices, commodity prices and interest rates; currency values; the availability and cost of funding; inflation, the stability and solvency of financial institutions and other companies; investor sentiment and confidence in the financial markets; or a combination of the above factors.

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

Because the Public Company Accounting Oversight Board is not currently permitted to inspect our independent accounting firm, you may not benefit from such inspections.

        Auditors of public companies in the United States are required by law to undergo periodic Public Company Accounting Oversight Board (or "PCAOB") inspections that assess their compliance with United States Law and professional standards in connection with performance of audits of financial statements filed with the SEC. Certain EU countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such EU countries, even if they are part of major international firms. The PCAOB conducted inspections in Greece in 2008 and evaluated our auditor's performance of audits of SEC registrants and our auditor's quality controls. Currently, however, the PCAOB is unable to conduct inspections in Greece until a cooperation agreement between the PCAOB and the Greek Accounting & Auditing Standards Oversight Board is reached. Accordingly, as would not be the case for most public companies in the United States, should the PCAOB again wish to conduct an inspection, it is currently prevented from evaluating our auditor's performance of audits and its quality control procedures, and, unlike shareholders of most public companies in the United States, our shareholders would be deprived of the possible benefits of such inspections.

Risks Relating to Our Operations Outside of the Hellenic Republic

Our Turkish operations make a significant contribution to our net income, and operating in Turkey carries certain macroeconomic and political risks.

        Turkish operations through Finansbank, our Turkish subsidiary, represented 23.7% of our gross loans as at December 31, 2012 compared to 19.4% as at December 31, 2011 and accounted for 45.1% net interest income before provisions for loan losses for the year ended December 31, 2012 compared to 30.3% for the year ended December 31, 2011. As a result, the Group is subject to operating risks in Turkey, including the following:

  •
  Turkey is a parliamentary democracy and, although stable, it is not free from political instability and domestic terrorist acts.

  •
  Military operations in the Middle East, particularly Syria, and elsewhere have increased the political and economic risks in the region. The current security situation in the Middle East may contribute to further tension. These risks may have an impact on the Turkish economy and consequently, on the Group's operations in Turkey.

  •
  Since the early 1980s, the Turkish economy has undergone a transformation from a highly protected state-directed system to a more free market economy, experiencing a general growth trend from 1992 to 2007. However, the Turkish economy has experienced a succession of financial crises, most notably in 2000 and 2001, as well as macroeconomic imbalances, including substantial budget deficits, significant balance of payments deficits, high inflation rates and high real interest rates. Turkey's economy is exposed to the effects of the continuing global credit difficulties, having experienced four successive quarters of deep recession between the fourth quarter of 2008 and the third quarter of 2009 before Turkey's GDP subsequently grew again, by 9.2% in 2010, 8.8% in 2011 and 2.2% in 2012. Despite the European economic crisis, the rate of growth of the Turkish economy is expected to increase to around 4.0% in 2013. There can be no assurance that Turkey will be able to remain economically stable during any periods of renewed global economic weakness. Future negative developments in the Turkish economy could impair Finansbank's business strategies and have a materially adverse effect on Finansbank's and the Group's business, financial condition and results of operations.

  •
  Turkey remains dependent on external financing, and its economy is highly exposed to a turnaround in global activity and investor sentiment. Although recent Turkish Central Bank policies have had some success in reducing inflation, there can be no assurance that they will continue to be successful in the future, especially given Turkey's substantial current account deficit and the global liquidity conditions. If the recovery from the downturn in the global financial markets takes longer than expected, or if there is any further turbulence in the global credit and liquidity markets, this could have an adverse effect on Turkey's ability to service its debt, leading to increased volatility in the Turkish economy. In addition to measures taken by the Turkish Central Bank and the Banking Regulation and Supervision Agency of Turkey ("BRSA") to maintain financial stability, re-escalation of concerns regarding Eurozone economies weighed on Turkey's economic growth. Rebalancing of the economy since the final quarter of 2011 has been evident in the slowdown in domestic demand as reflected in the slowing GDP growth to 2.2% in 2012, down from 8.8% in 2011, and the narrowing cumulative current account deficit to 6% as of December 31, 2012 (compared to 9.7% for 2011). If the level of inflation in Turkey were to fluctuate significantly as a result of Turkey's current account deficit, global interest rates or other factors, Finansbank's and the Group's business, financial condition and results of operations, as well as the market price of the NBG's shares, could be adversely affected. Further, the implementation of certain austerity measures proposed by the Government to control inflation could have an adverse effect on the Turkish economy and on the value of Turkish securities. Although the rate of inflation has decreased in recent years, there can be no assurance that this trend will continue, particularly if the Turkish Government fails to continue its current economic policies or if those policies cease to be effective.

  •
  Historically, the Turkish currency has been subject to significant volatility against the Euro and other currencies. For example, the TL appreciated by 3.9% against the Euro and by 5.7% against the U.S. dollar between December 31, 2011 and December 31, 2012. Since the acquisition of Finansbank by the Group on August 18, 2006 until March 20, 2013, the TL depreciated by 20.7% against the Euro and by 20.0% against the U.S. dollar. The TL appreciated by 0.1% against the Euro and depreciated by 1.8% against the U.S. dollar between December 31, 2012 and March 20, 2013. Such fluctuations could have an adverse effect on the value of the Bank's investment in Finansbank and on the Group's overall profitability. The Group has taken steps in the past to reduce its exposure to TL exchange rate fluctuations and intends to continue implementing such initiatives; however, such protection may not be available on as favorable terms as have been available in the past or at all and may not provide a sufficient hedge against such fluctuations.

  •
  The Group believes the general level of macroeconomic and political risk to be higher in Turkey than in a number of countries whose economies and banking markets are more developed and that are already members of the EU, but the risk levels are converging. While the Group believes there is potential for substantial growth in the Turkish banking market, growth may not occur, or Finansbank may be unable to benefit from that growth. Adverse macroeconomic and political events, that limit economic growth in Turkey or restrict the growth of the banking market may adversely affect Finansbank's business and could adversely affect the Group's business, results of operations and financial condition. For example, various new laws and regulations have been adopted or proposed in Turkey, that affect the Group's business in Turkey. The reserve requirement ratios for Turkish Lira deposits were increased in 2013 on a tiered basis so that they range from 11.5% to 5.0% depending on maturity. In addition, the reserve requirement ratios for foreign currency deposits were increased on a tiered basis so that they range from 12.5% to 6.0% depending on maturity. The Turkish Central Bank also allowed the banking sector to hold up to 60.0% of TL denominated required reserves in foreign currencies and up to 30.0% of TL denominated required reserves in gold accounts. Any failure by Finansbank to adopt adequate responses to these or other future changes in the regulatory framework could adversely affect Finansbank's and the Group's business, results of operations and financial condition.

Any loss in consumer confidence in Finansbank's banking operations may lead to an accelerated outflow of funds from customer deposits and could cause an increase in our costs of funding.

        Historically, Finansbank's principal sources of funds have included individual deposits. All of Finansbank's individual deposits are effectively short-term deposits (the average maturity of individual deposits as at December 31, 2012 was approximately 47.8 days), which could expose Finansbank to liquidity risks if retail customers were to withdraw large amounts of their deposits or do not roll over their term deposits upon maturity. Although customer deposits have increased at December 31, 2012 by 10.4% compared to December 31, 2011 (in TL terms), any loss in consumer confidence in Finansbank's banking operations could significantly increase the amount of individual deposit withdrawals in a short space of time or result in higher interest rates on individual deposits, which in turn could significantly increase Finansbank's cost of funding. Finansbank also relies heavily upon other types of short-term liabilities in addition to individual deposits for its funding. As at December 31, 2012, 65.2% of Finansbank's borrowed funds and issued debt securities had maturity of less than one year. Given such reliance upon short-term liquidity, there can be no assurance that, in the event of a sudden or unexpected shortage of funds in the banking system or otherwise, Finansbank will be able to maintain its levels of funding and at commercially reasonable terms.

A deterioration of the credit quality of Finansbank's loans could have a material adverse effect on Finansbank's and the Group's business, results of operations and financial condition.

        The 2009 economic downturn had an adverse effect on the financial condition of some of Finansbank's corporate and retail customers and, in some instances, ultimately affected their ability to service and repay their obligations. This has led to an increase in Finansbank's loans that are more than 90 days past due ("dpd"), accompanied by increased allowance for loan losses. During 2010 and 2011, recoveries improved markedly. During 2012 recoveries deteriorated to 45.7% compared to 61.4% and 59.9% in 2010 and 2011, respectively. Over time, Finansbank has increased its exposure to retail customers, whose loans generally yield higher interest income but also tend to have higher levels of default than loans of corporate customers. There can be no assurance that continued weakness in consumer spending, high unemployment, decreased profitability of corporate businesses, increasing numbers of insolvencies and/or deterioration of the credit quality of corporate customers will not result in continued increases in the levels of Finansbank's impaired loans in the future. This could in turn, have a material adverse effect on Finansbank's and the Group's business, results of operations and financial condition.

Finansbank's funding costs and its access to the debt capital markets may be affected by credit ratings.

        Any reduction in the current long-term ratings of Finansbank or any of its principal subsidiaries by rating agencies may increase Finansbank's funding costs, limit access to the capital markets and trigger additional collateral requirements in derivative contracts and other secured funding arrangements. As a result, such a reduction could have a material adverse effect on Finansbank's ability to obtain financing, business, financial condition and results of operations. In addition, any deterioration in NBG's credit rating or any decrease in Turkey's sovereign credit rating could affect Finansbank's ability to obtain financing and, in turn, Finansbank's and the Group's business, financial condition and results of operations.

Finansbank faces intense competition in the Turkish banking sector from private banks and Government-owned financial institutions.

        The Turkish banking sector is highly competitive and has in recent years undergone a period of consolidation. As at December 31, 2012, there were a total of 45 banks (excluding the Turkish Central Bank and four "participation banks" (i.e., interest-free banking institutions)) licensed to operate in Turkey.

        A small number of these banks have a significant presence in the industry. According to the Banks Association of Turkey's published reports (Source: September 2012—Turkish Banks—Ranked by Total Assets—EURO), as at September 30, 2012, the top seven private banks in Turkey held approximately 59.4% of the banking sector's total loan portfolio and approximately 58.2% of the total bank assets in Turkey.

        The intense competition may increase the pressure for Finansbank to expand the range and sophistication of its products and services currently offered as well as reducing its margins. Increased pricing competition in the Turkish banking markets through the offering of products at significantly lower prices may also impact customer behavior patterns and loyalty. Any failure to maintain customer loyalty or to offer customers a wide range of high quality, competitive products with consistently high levels of service could have a material adverse effect on Finansbank's and the Group's business, financial condition and results of operations. In addition, state-owned banks in Turkey have historically had access to inexpensive funding in the form of significant Turkish Government deposits, which has provided a competitive advantage over private banks.

        Finansbank's increased exposure to intense competition in each of its key areas of operation, may, among other things, limit Finansbank's ability to increase its customer base, maintain customer loyalty, reduce its asset growth rate and profit margins on services it provides and increase competition for investment opportunities. There can be no assurance, therefore, that the continuation of existing levels of competition or increased competition will not have a material adverse effect on Finansbank's and the Group's business, financial condition and results of operations.

The Turkish banking sector has experienced significant volatility in the past.

        The significant volatility in the Turkish currency and foreign exchange markets experienced in 1994, 1998 and 2001, combined with the short foreign exchange positions held by many Turkish banks at those times, affected the profitability and liquidity of certain Turkish banks. In 2001, this resulted in the collapse of several financial institutions. Following this crisis, the Government made structural changes to the Turkish banking system to strengthen the private (i.e., non-governmental) banking sector and allow it to compete more effectively against the state owned banks. Notwithstanding such changes, the Turkish banking sector remains subject to volatility. If the general macro-economic conditions in Turkey and the Turkish banking sector in particular, were to suffer another period of volatility, there can be no assurance that this would not result in further bank failures, reduced liquidity and weaker public confidence in the Turkish banking system.

Finansbank is subject to risks associated with anti-money laundering and know-your-customer policies and procedures.

        Finansbank has implemented internal measures to prevent it from being used as a conduit for money laundering or terrorist financing and believes that it is in compliance with applicable anti-money laundering and anti-terrorist financing laws and regulations. However, such measures, procedures and compliance may not be completely effective in preventing third parties from using members of Finansbank and their correspondent banks as a conduit for money laundering (including illegal cash operations) or terrorist financing without Finansbank's knowledge. Furthermore, while Finansbank reviews its correspondent banks' internal policies and procedures with respect to such matters, Finansbank to a large degree relies upon its correspondent banks to maintain and properly apply their own appropriate anti-money laundering and antiterrorist financing procedures. If Finansbank is associated with money laundering (including illegal cash operations) or terrorist financing, then Finansbank's and the Group's reputation could suffer and/or it could become subject to fines, sanctions and/or legal enforcement (including being added to any "blacklists" that would prohibit certain parties from engaging in transactions with Finansbank or the Group), which could have a material adverse effect on Finansbank's and the Group's business, financial condition and results of operations.

If Finansbank is required to hold higher levels of capital than anticipated by the market, this could have a material adverse impact on Finansbank's and the Group's business, results of operations and financial condition.

        Banking institutions in Turkey, including Finansbank, are required to hold adequate capital at levels determined by regulatory requirements and market expectations. Under the Turkish Banking Law No. 5411, a bank's capital adequacy ratio must be greater than or equal to 8% within the framework of the Regulation regarding the Measurement and Evaluation of Capital Adequacy of Banks. Despite the 8% minimum capital adequacy ratio requirement, the BRSA has publicly announced that its approach is, and will continue to be, to prohibit banks, having a capital adequacy ratio of less than 12%, from opening new branches. In accordance with these guidelines, because Finansbank intends to open new branches from time to time, it must maintain a capital adequacy ratio in excess of 12%. Furthermore, BRSA is authorized to increase the minimum capital adequacy ratio or to set different ratios for each bank by taking into consideration such banks' internal systems as well as their asset and financial structures. If implemented by the BRSA in Turkey, potential changes relating to Basel III, as well as any uncertainty in financial markets may change regulations or market expectations, which could have the result of banks having to hold higher capital levels than currently expected. Definitions of capital tiers may also be subject to change. Any such changes could require Finansbank to maintain a capital adequacy ratio of greater than the 12% that is currently required by the BRSA. This could adversely impact the Bank's operational flexibility or ability to implement its growth strategy and could reduce income growth, which, in turn, could have a material adverse effect on Finansbank's and the Group's business, financial condition and results of operations.

        In the future, Turkish banks' capital adequacy requirements may be further affected by changes in regulations related to Basel III, which includes requirements regarding regulatory capital, liquidity adequacy, leverage ratio and counterparty credit risk measurements. If these or any other capital adequacy-related revisions are adopted in Turkey, or if Finansbank is unable to maintain its capital adequacy ratios above the minimum levels required by the BRSA whether due to an inability to obtain additional capital on acceptable economic terms, if at all, or to sell assets (including subsidiaries) at commercially reasonable prices or at all, or for any other reason, this could have a material adverse effect on Finansbank's and the Group's business, financial condition and results of operations.

We conduct significant international activities in SEE operations, which carries certain political, governmental or macroeconomic risks.

        Apart from our operations in the Hellenic Republic and Turkey, we have built up substantial operations in Bulgaria, Romania, Former Yugoslavian Republic of Macedonia ("FYROM"), Serbia and other developing economies. The Group's SEE operations accounted for 10.1% of our gross loans as at December 31, 2012 compared to 10.4% as at December 31, 2011 and 10.4% of our net interest income before provisions for loan losses at and for the year ended December 31, 2012 compared to 11.1% for the year ended December 31, 2011. Our SEE operations are exposed to the risk of adverse political, governmental or economic developments in the countries in which we operate. In addition, most of the countries outside the Hellenic Republic in which we operate are emerging markets in which we face particular operating risks. These factors could have a material adverse effect on our business, results of operations and financial condition.

        Our SEE operations also expose us to foreign currency risk. A decline in the value of the currencies in which our SEE subsidiaries receive their income or value their assets relative to the value of the Euro may have an adverse effect on our results of operations and financial condition.

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

        Continuing volatility and further dislocation affecting certain financial markets and asset classes could further impact the Group's results of operations, financial condition and prospects. In the future these factors could have an impact on the mark-to-market valuations of assets in the Group's available-for-sale, trading portfolios and financial assets and liabilities for which the fair value option has been elected. In addition, any further deterioration in the performance of the assets in the Group's investment securities portfolios could lead to additional other-than-temporary impairment losses, including our holdings of Greek government bonds. The investment securities portfolios accounted for 7.4% of the Group's total assets as at December 31, 2012. Volatility can also lead to losses relating to a broad range of other trading securities and derivatives held, including swaps, futures, options and structured products. For further information on market risk exposures in those portfolios, you should refer to Item 11, "Quantitative and Qualitative Disclosures about Market Risk—Market Risk".

The increase of non-accruing loans may have a negative impact on the Group's operations in the future.

        Non-accruing loans represented 21.4% of our loan portfolio as of December 31, 2012, while the same ratio for our Greek operations was 26.3% (see Item 4.E, "Selected Statistical Data—Credit Quality—Non-accruing Loans, Allowance for Loan Losses, and Loan Loss Experience" and Item 5, "Operating and Financial Review and Prospects—Key Factors Affecting our Results of Operations—Non-accruing Loans and Write-offs"). The effect of the economic crisis in Greece and adverse macroeconomic conditions in the countries in which we operate may result in further adverse effects on the credit quality of our borrowers, with increasing delinquencies and defaults. In accordance with Greek Law 3869/2010, individuals who are in a state of permanent inability to pay their debts not attributable to willful misconduct, have the ability to adjust their debts and may be released from a portion of such debts through filing of an application to the competent court (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece"). In order for an individual to apply to the courts under this law, the applicant is required to follow a lengthy procedure. As at December 31, 2012 and December 31, 2011, 25,003 and 5,930 customers, respectively, had applied to the courts under this law, with combined outstanding balances of EUR 839.0 million and EUR 286.0 million, respectively. In addition, collateral collections are more difficult in a period of economic recession and in view of existing legislation relating to the valuation of collateral in enforcement proceedings. Moreover, as a result of the financial crisis, and for the protection of the weaker debtors, enforcement auctions have been suspended until December 31, 2013, in cases where either the outstanding balance does not exceed EUR 200,000, or in cases involving the primary residence of an individual, regardless of whether such individual is considered a merchant under Greek Law or not, provided that such residence does not exceed the non-taxable threshold increased by 50% (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece"). As at December 31, 2012 and December 31, 2011, outstanding balances that could be subject to the abovementioned Act were EUR 1,200.2 million and EUR 365.7 million, respectively. Future provisions for non-accruing loans could have a materially adverse effect on our profitability. Further to the above, new measures have recently been announced that will enter into force in the near future referring to settlements of loans secured by a mortgage.

Volatility in interest rates may negatively affect our net interest income and have other adverse consequences.

        Interest rates are highly sensitive to many factors beyond our control, including monetary policies and domestic and international economic and political conditions. There can be no assurance that further events will not alter the interest rate environment in Greece and the other markets in which the Group operates. Cost of funding is especially at risk for the Bank due to increased Eurosystem funding and the tight liquidity conditions in the domestic deposit market.

        As with any bank, changes in market interest rates may affect the interest rates we charge on our interest-earning assets differently than the interest rates we pay on our interest-bearing liabilities. This difference could reduce our net interest income before provisions for loan losses. Since the majority of our loan portfolio effectively re-prices within a year, rising interest rates may also result in an increase in our allowance for loan losses if customers cannot refinance in a higher interest rate environment. Further, an increase in interest rates may reduce our clients' capacity to repay in the current economic circumstances.

We face significant competition from Greek and foreign banks.

        The general scarcity of wholesale funding since the onset of the economic crisis has led to a significant increase in competition for retail deposits in Greece. We also face competition from foreign banks, some of which may have resources greater than our own. We may not be able to continue to compete successfully with domestic and international banks in the future, especially, if our Greek competitors succeed in raising 10% from the private sector and remain outside the full control of the HFSF. These competitive pressures on the Group may have an adverse effect on our business, results of operations and financial condition.

Laws regarding the bankruptcy of individuals and regulations governing creditors' rights in Greece, Turkey and various SEE countries may limit the Group's ability to receive payments on past due loans.

        Laws regarding the bankruptcy of individuals who are not merchants (including Greek Law 3869/2010, Government Gazette A 130/3.8.2010, regarding the debt arrangement of debts for over-indebted individuals) and other laws and regulations governing creditors' rights generally vary significantly within the region in which the Group operates. In some countries, the laws offer significantly less protection for creditors than the bankruptcy regimes in Western Europe and the United States. If the current economic crisis persists or worsens, bankruptcies could intensify, or applicable bankruptcy protection laws and regulations may change to limit the impact of the recession on corporate and retail borrowers. Such changes may have an adverse effect on the Group's business, results of operations and financial condition.

Changes in consumer protection laws might limit the fees that the Group may charge in certain banking transactions.

        Changes in consumer protection laws in Greece, Turkey and other jurisdictions where the Group has operations could limit the fees that banks may charge for certain products and services such as mortgages, unsecured loans and credit cards. If introduced, such laws could reduce the Group's net income, though the amount of any such reduction cannot be estimated at this time. There can be no assurance that such effects will not have an adverse effect on our business, results of operations and financial condition.

Our business is subject to increasingly complex regulation which may increase our regulatory and capital requirements.

        The Group is subject to financial services laws, regulations, administrative actions and policies in each jurisdiction in which it operates. All of these regulatory requirements are subject to change, particularly in the current market environment, where there have been unprecedented levels of government intervention and changes to the regulations governing financial institutions. In response to the global financial crisis, national governments as well as supranational groups, such as the EU, have been considering significant changes to current regulatory frameworks, including those pertaining to capital adequacy, liquidity and scope of banks' operations. As a result of these and other ongoing and possible future changes in the financial services regulatory framework (including requirements imposed by virtue of our participation in any government or regulator-led initiatives, such as the Hellenic Republic Bank Support Plan), we may face greater regulation in the Hellenic Republic, Turkey, SEE and the United States. Current and future regulatory requirements may be different across each of these locations and even requirements with EEA-wide application may be implemented or applied differently in different jurisdictions.

        Compliance with these new requirements may increase our regulatory capital and liquidity requirements and costs, disclosure requirements, restrict certain types of transactions, affect our strategy and limit or require the modification of rates or fees that we charge on certain loan and other products, any of which could lower the return on the Group's investments, assets and equity. We may also face increased compliance costs and limitations on our ability to pursue certain business opportunities. The new regulatory framework may have significant scope and may have unintended consequences for the global financial system, the Greek financial system or our business, including increasing competition, increasing general uncertainty in the markets or favoring or disfavoring certain lines of business. In addition, changes in law to address tax compliance issues such as compliance with the Foreign Account Tax Compliance Act ("FATCA") may increase our compliance costs. We cannot predict the effect of any such changes on our business, financial condition, cash flows or future prospects.

        Regulation of the banking industry in the Hellenic Republic has changed in recent years largely as a result of Greece's implementation of applicable EU directives and in response to the economic crisis in the Hellenic Republic. During 2012 and the beginning of 2013, the Bank of Greece has issued a series of Governor's Acts ("GA/BoG") aiming to further strengthen the regulatory framework of Financial Institutions and to incorporate specific European Guidelines. More specifically, the Bank of Greece issued the following Governor's Acts:

  •
  GA/BoG 2645/09.09.2011 (Redefining rules for calculating regulatory capital for exposures to Securitization/Resecuritization),

  •
  GA/BoG 2646/09.09.2011 (Updating rules for calculating regulatory capital for market risk),

  •
  GA/BoG 2651/20.01.2012 (Regulatory reports to be submitted periodically by financial institutions to Bank of Greece),

  •
  GA/BoG 2655/16.03.2012 (Technical criteria on disclosure requirements) and

  •
  GA/BoG 2661/03.07.2012, which has amended several GAs/BoG on capital adequacy, the measurement of regulatory capital and the exposures and risks of banks. More specifically, it amended GA/BoG 2588/20.08.2007 (STD Approach for Credit Risk in the Banking Book), GA/BoG 2589/20.08.2007 (IRB Approach for Credit Risk in the Banking Book), GA/BoG 2590/20.08.2007 (Operational Risk), GA/BoG 2594/20/08/2007 (Counterparty Credit Risk), GA/BoG 2630/29.10.2010 (Own Funds), GA/BoG 2635/29.10.2010 (Large Exposures) and GA/BoG 2646/9.9.2011(Market Risk).

  •
  GA/BoG 2664/28.09.2012, which cancelled GA/BoG 2654/29.02.2012. The latter was setting new Core Tier I Capital Ratio for Greek Financial Institutions at 9% as of 30.09.2012 and 10% as of 30.6.2013. In March 2013, however, the Executive Committee of the Bank of Greece issued Decision 13/28.03.2013, which resets Core Tier I Capital Ratio for Greek Financial Institutions at 9% and redefines the assets that are eligible for Core Tier I Capital, amending GA/BoG 2630/29.10.2010.

        The European Parliament and the Council of Europe proceeded during 2011 in issuing and publishing for consultation a new directive (known as CRD IV: "European Commission, Proposal for a Regulation of the European Parliament and of the Council on prudential requirements for banks and investment firms, July 20, 2011"), which incorporates respective amendments that have been proposed by the Basel Committee for Banking Supervision (the "Basel Committee") (Basel III).

        The following are the most significant EBA publications since December 2010 concerning the regulatory framework of financial institutions:

  •
  Guidelines on Remuneration Policies and Practices (December 10, 2010)

  •
  Guidelines on the application of Article 122a of the Capital Requirements Directive (December 31, 2010)

  •
  CEBS's Guidelines for the joint assessment and joint decision regarding the capital adequacy of cross-border groups (December 22, 2010—GL39)

  •
  Guidelines on Internal Governance (September 27, 2011—GL44)

  •
  EBA Guidelines on Stressed Value At Risk (Stressed VaR—May 16, 2012—EBA/GL/2012/2)

  •
  EBA Guidelines on the Incremental Default and Migration Risk Charge (IRC—May 16, 2012—EBA/GL/2012/3)

  •
  EBA Consultation Paper on Draft Regulatory Technical Standards on Own Funds—Part one (April 4, 2012—EBA/CP/2012/02).

  •
  EBA Discussion Paper on defining the Liquid Assets for the calculation of LCR (EBA/DP/2013/01)

  •
  EBA Discussion Paper on retail deposits subject to higher outflows for the calculation of LCR (EBA/DP/2013/02)

  •
  EBA Recommendation on the development of Recovery Plans (EBA/REC/2013/02)

        The directive on the undertake and pursuit of the business of Insurance and Reinsurance "Solvency II" (Directive 2009/138/EC) of November 25, 2009, is a fundamental review of the capital adequacy regime for the European insurance sector business. When implemented the capital structure and overall governance of the Group's life assurance business will alter significantly and this may have an impact on the capital structure of the Group. Although, the date of transposition was initially October 31, 2012, the Directive 2012/23/EE stated that the date for transposition into national law is June 30, 2013. Further, January 1, 2014 is the date of application and subsequent removal of the existing relevant insurance and reinsurance directives.

        Finansbank is subject to a number of banking and other regulations in Turkey, in particular those of the BRSA. Banking regulations in Turkey are evolving in parallel to the global changes and international regulatory environment. Since June 2012, Turkish banks are required to measure and report their capital adequacy in compliance with Basel II, as adopted in Turkey. Although the impact on Finansbank's capital ratios from adopting Basel II was positive, requirements relating to the proposed implementation of Basel III, which is currently subject to proposal and public consideration in Turkey, and may have an adverse effect on Finansbank's capital ratios if implemented by the BRSA in Turkey.

The Group may be subject to the provisions of the Crisis Management Directive, once finalised and implemented, in the future.

        On June 6, 2012, the European Commission published a legislative proposal for a directive providing for the establishment of an EU-wide framework for the recovery and resolution of banks and investment firms (the "Crisis Management Directive" or "CMD"). The stated aim of the draft CMD is to provide authorities with common tools and powers to address banking crises preemptively in order to safeguard financial stability and minimize taxpayers' exposure to losses. The powers provided to authorities in the draft CMD are divided into three categories: (a) preparatory steps and plans to minimize the risks of potential problems (preparation and prevention); (b) in the event of incipient problems, powers to arrest a bank's deteriorating situation at an early stage so as to avoid insolvency (early intervention); and (c) if insolvency of an institution presents a concern as regards the general public interest, a clear means to reorganize or wind down the bank in an orderly fashion while preserving its critical functions and limiting to the maximum extent any exposure of taxpayers to losses in insolvency (resolution).

        The draft CMD currently contains four resolution tools and powers: (a) sale of business, which enables resolution authorities to the sale of the institution or the whole or part of its business on commercial terms without requiring the consent of the shareholders or complying with the procedural requirements that would otherwise apply; (b) bridge institution, which enables resolution authorities to transfer of all or part of the business of an institution to a "bridge bank" (a publicly controlled entity); (c) asset separation, which enables resolution authorities to transfer impaired or problem assets to an asset management vehicle to allow them to be managed and worked out over time; and (d) bail in, which gives resolution authorities the power to write down the claims of unsecured creditors of a failing institution and to convert unsecured debt claims to equity (subject to certain parameters as to which liabilities would be eligible for the bail in tool). The draft CMD contemplates that it will be implemented in Member States by December 31, 2014, except for the bail in tool which is to be implemented by January 1, 2018.

        The powers currently set out in the draft CMD would impact how banks and investment firms are managed as well as, in certain circumstances, the rights of creditors. However, the proposed directive is not in final form and changes may be made to it in the course of the legislative procedure. As such, it is too early to anticipate the full impact of the draft directive but there can be no assurance that, once it is agreed upon and implemented, shareholders and potential investors will not be adversely affected by actions taken under it. In addition, there can be no assurance that, once the draft CMD is agreed upon and implemented, its application will not have a significant impact on the Group's results of operations, business, assets, cash flows and financial condition, as well as on funding activities carried out by the Group and the products and services offered by the Group.

The loss of senior management may adversely affect our ability to implement our strategy.

        Our current senior management team includes a number of executives we believe contribute significant experience and expertise to our management in the banking sectors in which we operate. The continued performance of our business and our ability to execute our business strategy will depend, in large part, on the efforts of our senior management. For instance, a change of government in the Hellenic Republic, or a situation of effective control by the HFSF following the completion of the recapitalization plan could lead to the departure of certain senior managers. In addition, our Chief Executive Officer, our Deputy Chief Executive Officer and our Chief Financial Officer resigned in 2012 and our Deputy Chief Financial Officer resigned in April 2013. For information on the resignation of personnel with US GAAP knowledge and the related deficiencies in management's internal controls, please refer to "—Material weakness in our disclosure controls and procedures could negatively affect shareholder and customer confidence towards our financial reporting and other aspects of our business". If a substantial portion of our senior management leaves us, our business may be materially adversely affected.

We may be unable to recruit or retain experienced and/or qualified personnel.

        Our competitive position depends, in part, on our ability to continue to attract, retain and motivate qualified and experienced banking and management personnel. Competition in the Greek, Turkish and other SEE banking industries for personnel with relevant expertise is intense due to the relatively limited availability of qualified individuals. To recruit qualified and experienced employees and to minimize the possibility of their departure, we provide compensation packages consistent with evolving standards in the relevant labor markets. Under the terms of the Hellenic Republic Bank Support Plan, as currently applicable, the Bank is prohibited from paying bonuses to the members of the Board of Directors, the Chief Executive Officer, the Deputy Chief Executive Officer and any general managers or their substitutes. Furthermore, as a result of the economic crisis and regulatory restrictions on bonus payments, we are limiting or restricting the bonuses we pay our personnel, which may inhibit the retention and recruitment of qualified and experienced personnel. The inability to recruit and retain qualified and experienced personnel in the Hellenic Republic, Turkey and SEE, or manage our current personnel successfully, could have a material adverse effect on our business, results of operations, financial condition and prospects. This risk has increased in view of the current economic situation in Greece.

We could be exposed to significant future pension and post-employment benefit liabilities.

        Like other large companies in the Hellenic Republic that are, or were, in the public sector, the employees of the Bank and certain of our subsidiaries participate in employee-managed pension schemes. The Bank and certain of our subsidiaries make significant contributions to these schemes. In addition, the Bank and several of our subsidiaries offer other post-employment benefit plans, including medical benefit plans. Our consolidated net liability under these plans as of December 31, 2012 was EUR 387.9 million, determined by reference to a number of critical assumptions. These include assumptions about movements in interest rates which may not be realized. Potential variation may cause us to incur significantly increased liability in respect of these obligations. For more information on our current obligations under pension plans and the assumptions by reference to which they are determined, please refer to Note 38 of the U.S. GAAP Financial Statements.

        In accordance with Greek Law 3655/2008, applicable from April 2008, the Bank's main pension plan and the main pension branch of Ethniki Hellenic General Insurance S.A.'s ("EH") post-employment and health plan, both of which are defined-contribution plans, have been incorporated into the main pension branch of the state-sponsored social security fund ("IKA—ETAM"). Pursuant to this legislation, the Bank contributes into IKA—ETAM EUR 25.5 million per year for 15 years starting from December 2009.

        In 2005 and 2006, the Hellenic Republic passed legislation permitting bank employee auxiliary pension schemes to merge with the new Insurance Fund of Bank Employees ("ETAT"). The relevant legislation provides that, in connection with the merger of auxiliary schemes with ETAT, the relevant employer shall make a payment to ETAT solely in an amount to be determined by a special financial report commissioned by the Ministry of Finance pursuant to this legislation.

        The Bank's employees' Auxiliary Pension Plan provides for defined contributions to be made by the Bank at a rate of 9% of the employee's salary. Benefits paid are determined by years of service with the Bank and the employee's final pensionable pay. Under Greek Law 3371/2005 employees hired after January 1, 2005 are insured in the singe auxiliary social security fund ("ETEAM"). The Bank pays its contributions to ETEAM since May 1, 2007.

        In accordance with Greek Law 4052/2012 (GG A' 41) a new auxiliary fund called Integrated Auxiliary Pension Fund ("ETEA") was established and started on July 1, 2012. ETEA includes, among others, ETEAM and according to transitional provisions of the same law (GG A' 256/2012), from January 1, 2013, the ETAT regarding the auxiliary schemes is mandatorily included.

        In April 2006 the Bank applied under Greek Law 3371/2005, as amended, to merge its Auxiliary Pension Fund, a defined-contribution plan, into ETAT. Consequently, the Bank may have to contribute a significant amount to ETEA in relation to this merger.

        Furthermore, Greek Law 3863/2010 amended substantially the structure and operation of the Greek pensions system. These developments, as well as future interpretations of existing laws and any future legislation regarding pensions and pension liabilities or other post-employment benefit obligations, including those under the Program may increase the liability of the Bank or its subsidiaries with respect to pension and other post-employment benefit plan contributions to cover actuarial or operating deficits of those plans.

The Greek banking sector is subject to strikes, which may adversely affect the Group's operations.

        Most of the Bank's employees belong to a union and the Greek banking industry has been subject to strikes over the issues of pensions and wages. Bank employees throughout the Hellenic Republic went on strike for 14 days in 2012. In 2013, Bank employees have gone on strike 5 days (through April 10, 2013), largely to express their opposition to the new austerity measures implemented in light of the Program. Greek bank unions in general participate in general strikes which have increased. Prolonged labor unrest could have a material adverse effect on the Bank's operations in the Hellenic Republic, either directly or indirectly, for example on the willingness or ability of the government to pass the reforms necessary to successfully implement the Program.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgments and estimates that may change over time or may not be accurate.

        In establishing the fair value of certain financial instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilize observable financial market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilized by such valuation models may not be available or may become unavailable due to changes in financial market conditions. In such circumstances, the Group's internal valuation models require the Group to make assumptions, judgments and estimates to establish fair value. In common with other financial institutions, these internal valuation models are complex, and the assumptions, judgments and estimates the Group is often required to make relate to matters that are inherently uncertain, such as expected cash flows. Such assumptions, judgments and estimates may need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments could have a material adverse effect on the Group's earnings and financial condition. Also, recent market volatility and illiquidity has challenged the factual bases of certain underlying assumptions and has made it difficult to value certain of the Group's financial instruments. Valuations in future periods, reflecting prevailing market conditions, may result in changes in the fair values of these instruments, which could have a material adverse effect on the Group's results, financial condition and prospects.

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

  •
  Credit Risk.  Credit risk is the risk of financial loss relating to the failure of a borrower to honor its contractual obligations against the Group. It arises in lending activities as well as in various other activities where we are exposed to the risk of counterparty default, such as our trading, capital markets and settlement activities. The risk of counterparty default is the largest single risk we face.

  •
  Market Risk.  Market risk arises due to the uncertainty regarding the changes in market prices and rates (including interest rates, equity and bond prices and foreign exchange rates) and their levels of volatility. Changes in interest rate levels, yield curves and spreads may affect our net interest margin. Changes in currency exchange rates affect the value of assets and liabilities denominated in foreign currencies and may affect income from foreign exchange dealing. The performance of financial markets or financial conditions generally may cause changes in the value of our investment and trading portfolios. We have implemented risk management methods to mitigate and control these and other market risks to which our portfolios are also exposed (see Item 11, "Quantitative and Qualitative Disclosures about Market Risk"). However, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on our financial performance and business operations.

  •
  Liquidity Risk.  Liquidity risk is defined as the current or prospective risk to earnings and capital arising from an entity's inability to meet its liabilities when they come due without incurring unacceptable losses. It reflects the potential mismatch of payment obligations to incoming payments, taking into account unexpected delays in repayments (term liquidity risk) or unexpectedly high payment outflows (withdrawal/call risk). Liquidity risk involves both the risk of unexpected increases in the cost of funding a portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner on reasonable terms. The severity of pressure experienced by the Hellenic Republic in its public finances has restricted the access to markets for the Bank, which currently relies almost entirely on the ECB and the Bank of Greece (see "—Risks Relating to the Hellenic Republic Economic Crisis—We are currently severely restricted in our ability to obtain funding in the capital markets and are heavily dependent on the ECB and the Bank of Greece for funding, which may be affected by changes in ECB and Bank of Greece rules relating to the eligibility of collateral used for funding such as Greek government bonds and guarantees", Item 5.B "Liquidity and Capital Resources" and Item 11 "Quantitative and Qualitative Disclosures about Market Risk").

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

        Although Management believes that its risk management and risk mitigation policies are adequate, our risk management processes may not prevent all instances of fraud. In addition, continuing volatility as a result of market forces out of our control could cause the Bank's liquidity position to deteriorate. Such deterioration would increase funding costs and limit the Bank's capacity to increase its credit portfolio and the total amount of its assets, which could have a material adverse effect on the Bank's business, results of operations and financial condition.

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

The Group's operational systems and networks have been, and will continue to be, vulnerable to an increasing risk of continually evolving cyber-security or other technological risks which could result in the disclosure of confidential client or customer information, damage to the Group's reputation, additional costs to the Group, regulatory penalties and financial losses.

        A significant portion of the Group's operations relies heavily on the secure processing, storage and transmission of confidential and other information as well as the monitoring of a large number of complex transactions on a minute-by-minute basis. The Group stores an extensive amount of personal and client-specific information for its retail, corporate and governmental customers and clients and must accurately record and reflect their extensive account transactions. These activities have been, and will continue to be, subject to an increasing risk of cyber attacks, the nature of which is continually evolving.

        The Group's computer systems, software and networks have been and will continue to be vulnerable to unauthorized access, loss or destruction of data (including confidential client information), account takeovers, unavailability of service, computer viruses or other malicious code, cyber attacks and other events. These threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. If one or more of these events occurs, it could result in the disclosure of confidential client information, damage to the Group's reputation with its clients and the market, additional costs to the Group (such as repairing systems or adding new personnel or protection technologies), regulatory penalties and financial losses, to both the Group and its clients. Such events could also cause interruptions or malfunctions in the operations of Group (such as the lack of availability of the Group's online banking systems), as well as the operations of its clients, customers or other third parties. Given the volume of transactions at the Group, certain errors or actions may be repeated or compounded before they are discovered and rectified, which would further increase these costs and consequences.

        In addition, third parties with which the Group does business under stringent contractual agreements, may also be sources of cyber security or other technological risks. The Group outsources a limited number of supporting functions, such as printing of customer credit card statements, which results in the storage and processing of customer information. Although the Group adopts a range of actions to eliminate the exposure resulting from outsourcing, such as not allowing third-party access to the production systems and operating a highly controlled IT environment, unauthorized access, loss or destruction of data or other cyber incidents could occur, resulting in similar costs and consequences to the Group as those discussed above.

        While the Group maintains insurance coverage that may, subject to policy terms and conditions, cover certain aspects of cyber risks such as fraud and financial crime, such insurance coverage may be insufficient to cover all losses.

Our loan portfolio may continue to contract.

        In the current economic environment, our Greek loan portfolio may continue to decline, and our foreign loan portfolio may not grow at historic rates or may even decline. Furthermore, there is a limited number of high credit quality customers to whom banking services may be provided in our target markets. Developments in our loan portfolio will be affected by, among other factors, the health of the Greek economy in light of the economic crisis and the Program. The continuing decline in our loan portfolio, in combination with non-accruing loans, may limit our net interest income, and this could have a material adverse effect on our business, results of operations and financial condition.

We could be subject to additional taxes.

        Due to the uncertainty regarding the success of the Program, new taxes may be imposed on the Group, such as the "one-off" taxation on profitable companies, and existing taxes may be increased.

Greek Law 4110/2013 provides that for the periods commencing from January 1, 2013 thereon, the nominal corporation tax rate is increased to 26%. Furthermore, for profit distributions approved from January 1, 2014 onwards withholding tax is reduced to 10%. In 2010, the Group was subject to a EUR 79.1 million windfall tax, which comprised of a tax on 2009 earnings of EUR 26.1 million and a non-offsettable withholding tax of EUR 53.0 million relating to interest income from bonds.

        In addition, at the European Council Summit held on June 17, 2010, representatives agreed that Member States should introduce a system of levies and taxes on financial institutions to promote an equitable distribution of the costs of the global financial crisis. Any additional taxes imposed on us in the future, or any increases in tax rates, may have a material adverse effect on our business, results of operations and financial condition.

Material weakness in our disclosure controls and procedures and internal control over financial reporting could negatively affect shareholder and customer confidence towards our financial reporting and other aspects of our business.

        Our disclosure controls and procedures are designed to ensure that material financial and non-financial information required to be disclosed in this annual report is recorded, processed, summarized and reported in a timely manner, and that it is accumulated and communicated to our Management, including our Chief Executive Officer and Deputy Chief Executive Officer, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

        As of December 31, 2012, we performed an evaluation, under the supervision and with the participation of our Management, including our Chief Executive Officer and Deputy Chief Executive Officer, of the effectiveness of our disclosure controls and procedures.

        Based upon that evaluation, the Chief Executive Officer, the Deputy Chief Executive Officer and the Principal Financial Officer have concluded that our disclosure controls and procedures are ineffective as of December 31, 2012, due to the fact that Management identified significant deficiencies in its Internal Control over Financial Reporting related to the lack of sufficient personnel with appropriate US GAAP knowledge, due to the resignation of our Chief Financial Officer and other members of our staff during 2012 which combined with the fact that the Bank relies on several complex manual processes to extract and process high volumes of information from the core banking systems in order to generate the US GAAP financial statements, the controls over which are dependent on such staff. The above significant deficiencies aggregated into a material weakness. Further personnel with appropriate US GAAP knowledge resigned in 2013. See Item 15 "Controls and Procedures".

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

Risks Relating to the Markets

There can be no assurance that the Bank will continue to satisfy the continued listing eligibility criteria of the listing rules of the Athens Exchange (the "ATHEX") or the NY Stock Exchange ("NYSE") following completion of the recapitalization plan.

        There can be no assurance that the Bank will continue to satisfy the free float eligibility criteria of the listing rules of the ATHEX following completion of the recapitalization plan. If private sector investors do not subscribe to the required 10% of the Bank's capital needs and the HFSF fully covers the capital increase, the HFSF will become the controlling shareholder of NBG, holding approximately 95% of NBG's ordinary shares listed on the ATHEX, the free float eligibility criteria may not be satisfied and the ATHEX may reclassify the Bank's share into another listing segment, namely the Low Free Float Segment or even the To be Delisted Segment. If the free float eligibility criteria remain unsatisfied for a period of circa one year the ATHEX may commence delisting proceedings against the Bank's ordinary shares listed on the ATHEX.

        The NYSE may commence delisting of our ADRs if the Bank fails to meet certain continued listing criteria, in particular the so-called "price condition". According to the "price condition", if the price of the ADRs falls below US$1 over a consecutive 30 trading-day period, the ADRs will be considered to be "below criteria" and subject to potential suspension and delisting procedures by the NYSE. On April 10, 2013, the Bank was notified by the NYSE that our ADRs were "below criteria" by virtue of the price of the ADRs. On April 17, 2013 the Bank notified the NYSE of its intent to cure the deficiency. In accordance with normal NYSE procedures, the Bank will have six months to take such actions required to bring the price of the ADRs back above US$1. If the price of the ADRs has not risen above US$1 over a consecutive 30 trading-day period within 6 months, the NYSE will commence suspension and delisting procedures.

Exchange rate fluctuations could have a significant impact on the value of our shares.

        The market price of our shares traded on the ATHEX is denominated in Euro. Fluctuations in the exchange rate between the Euro and other currencies may affect the value of the Bank's shares in the local currency of investors in the United States and other countries that have not adopted the Euro as their currency. Additionally, any cash dividends on our ordinary shares are paid in Euro and, therefore, are subject to exchange rate fluctuations when converted to an investor's local currency, including U.S. dollars.

The ATHEX is less liquid than other major exchanges.

        The principal trading market for our ordinary shares is the ATHEX. The ATHEX is less liquid than other major stock markets in Western Europe and the United States. As a result, shareholders may have difficulty assessing the past performance of the ordinary shares based on our prior trading record on the ATHEX. In 2012, the average daily trading value on the ATHEX was approximately EUR 51.9 million, while in the first three months of 2013 it was approximately EUR 64.8 million. In comparison, the average daily trading value on the London Stock Exchange was approximately GBP 4.7 billion in 2012.

        As at December 31, 2012, the aggregate market value of all shares listed on the ATHEX was approximately EUR 34.3 billion, while as at March 26, 2013 it was approximately EUR 33.6 billion. The market value of our ordinary shares listed on the ATHEX on December 31, 2012 and April 10, 2013, was EUR 1.2 billion and EUR 0.7 billion, representing approximately 3.6% and 2.1%, respectively, of the capitalization of all companies listed on the ATHEX. We cannot make assurances about the future liquidity of the market for our shares.

Our share price has been, and may continue to be, volatile.

        The market price of our shares has been subject to significant volatility in the past, and could be subject to wide fluctuations in response to numerous factors, many of which are beyond our control. These factors include the following:

  •
  the overall condition of the Greek economy and budget deficit;

  •
  the perceived stability of the Economic and Monetary Union;

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

        In addition, the share price may also be subject to volatility due to the commitment of the HFSF to sell part or all of its shares in the Bank within certain time limits, including within two years if the Bank does not succeed in raising the required 10% of the capital shortfall through private sector participation.

        For the annual high and low market prices of the Bank's shares on the ATHEX for the five most recent financial years see Item 9.A, "The Offer and Listing—Offer and Listing Details".

The exercise of preemptive rights may not be available to U.S. holders of the Bank's ordinary shares and American Depositary Receipts.

        Under Greek Law and our Articles of Association, prior to the issuance of any new ordinary shares, we must offer holders of our existing ordinary shares preemptive rights to subscribe and pay for a sufficient number of ordinary shares to maintain their existing ownership percentages. These preemptive rights are generally transferable during the rights trading period for the related offering and may be traded on the ATHEX.

        Holders in the United States of the Bank's ordinary shares and American Depositary Shares evidenced by ADRs may not be able to exercise preemptive rights for any such offering of shares unless a registration statement under the U.S. Securities Act of 1933, as amended ("Securities Act"), is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement with respect to any future offering will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling U.S. holders of ordinary shares and ADRs to exercise their preemptive rights and any other factors we may consider appropriate at the time.

        If holders in the United States of the Bank's ordinary shares and ADRs are not able to exercise preemptive rights granted in respect of their shares in any rights offering by us, they might not receive the economic benefit of such rights. In addition, their proportional ownership interests in the Bank will be diluted.

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

        The Bank has operated a commercial banking business for 172 years. Since our founding, our business has expanded to become a large, diversified financial services group. As part of our diversification, the Bank founded EH in 1891. Until the establishment of the Bank of Greece as the central bank of Greece in 1928, the Bank, in addition to commercial banking activities, was responsible for issuing currency in Greece.

Acquisitions, Capital Expenditures and Divestitures

        In 2006, we undertook our largest international acquisition to date. On August 18, 2006, we acquired 46% of the ordinary shares and 100% of the founder shares in Finansbank, a commercial and retail bank in Turkey, from Fiba Holding A.S., Fina Holding A.S., Girisim Factoring A.S. and Fiba Factoring Hizmetleri A.S. (together, the "Fiba Sellers") for a consideration of US$2,323 million and US$451 million for ordinary shares and founder shares, respectively. In order to finance our acquisition of Finansbank, we increased our share capital through a rights issue in July 2006 by payment in cash with preemptive rights to our existing shareholders at a ratio of four new shares for every ten shares. The Fiba Sellers retained a residual stake of 9.68% in the ordinary share capital of Finansbank, which was subject to a call option exercisable by us, and a put option (to us) exercisable by the Fiba Sellers for a period of two years commencing on the second anniversary of the initial acquisition. As a result of Turkish capital markets legislation, the Bank made a mandatory offer to the minority shareholders of Finansbank. During the mandatory tender offer period between January 8 and January 29, 2007, the Bank acquired a further 43.44% of Finansbank's outstanding ordinary shares, for a consideration of EUR 1,733.4 million, through the Istanbul Stock Exchange ("ISE"). On April 5, 2007, we disposed of 5% of Finansbank's share capital to the International Finance Corporation ("IFC"). This shareholding remains subject to a call option exercisable by us, and a put option (to us) exercisable by the IFC within seven years (See Item 10.C, "Material Contracts"). Following the completion of the mandatory tender offer and the sale of shares to the IFC, we have proceeded to acquire further outstanding ordinary shares in Finansbank. On August 19, 2008, we accepted the proposal of Fiba Holding to acquire the remaining shares of Finansbank held by the Fiba Sellers (9.68%). The exercise price was determined in accordance with the agreement and amounted to US$697 million. Currently we hold 94.81% of Finansbank's outstanding share capital (a 5% stake held is by the IFC and subject to the put and call options). Non-controlling interests ("NCI") that are subject to put options held by third parties are accounted for as described in Note 3 to the U.S. GAAP Financial Statements.

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

        During December 2010, Finans Invest acquired 5.11% of Finans Leasing, a listed subsidiary company in ISE, from the market with a cost of TL 20.5 million. Prior to this, on August 13, 2010, the Bank had increased its shareholding in Finans Leasing, through a public offer, pursuant to which the Bank acquired 27.3% of the share capital for EUR 42.3 million (TL 81.7 million). After these acquisitions the NBG Group owns 90.9% of Finans Leasing.

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

        During 2011 Finansbank disposed of 20.88% of its participation in Finans Investment Trust for TL 5.0 million. Prior to this, in April 2010, Finansbank had disposed of 10.73% of its participation in Finans Investment Trust for TL 2.7 million. After these transactions, the Group owns 52.1% of the entity.

        On March 15, 2012, the Bank acquired 10.2% of Banca Romaneasca from the European Bank for Reconstruction and Development ("EBRD") through put and call arrangements as provided for in the 2005 shareholders agreement between the Bank and EBRD. The total consideration paid amounted to EUR 26.1 million. After this transaction the Group owns 99.3% of the entity.

        As of July 1, 2012, the foreign branch of NBG in Albania became a wholly-owned subsidiary under the name Banka NBG Albania Sh.a ("NBG Albania").

        On September 27, 2012, the Bank fully subscribed the share capital increase of EH for the amount of EUR 500.0 million.

        On October 4, 2012, ASTIR Palace Vouliagmenis S.A. established ASTIR Marina Vouliagmenis S.A., a wholly owned subsidiary. The capital contributed amounted to EUR 5.0 million. As of December 31, 2012, the Group owns 85.3% of the entity.

        On October 19, 2012, NBG Leasing IFN increased its share capital by RON 67.0 million. Banca Romaneasca participated in the share capital increase with a cancellation of the preemptive rights of NBG, its sole shareholder. After this capital increase, the Group owns 99.3% of the entity.

        On October 29, 2012, Interlease E.A.D., Sofia, acquired 100% of the share capital of "Hotel Perun—Bansco" EOOD through foreclosure proceedings. As of December 31, 2012, the fair value of the entity was estimated to be BGN 12.0 million.

        On November 9, 2012, Finansbank disposed of 51.0% of its shares of its subsidiary Finans Pension to Cigna Nederland Gamma B.V. for consideration of TL 202.9 million. Finansbank retains the remaining 49.0% and continues to operate Finans Pension through a 51.0% / 49.0% joint venture.

        On November 16, 2012, Finansbank disposed of its 100% subsidiary Finans Consumer Finance for TL 4.3 million.

        On December 14, 2012, Ethniki Leasing S.A. ("Ethniki Leasing") increased its share capital by EUR 45.8 million, with its two shareholders, the Bank and Ethniki Kefalaiou S.A., both participating in the share capital increase in the amounts of EUR 42.7 million and EUR 3.1 million, respectively.

        During 2012, Finansbank acquired 32.86% of Finans Investment Trust for total consideration of TL 5.8 million. After this transaction, the Group owns 83.3% of the entity.

        During 2012, Finansbank acquired 4.61% of Finans Leasing for total consideration of TL 21.6 million. After this transaction, the Group owns 95.3% of the entity.

        On February 15, 2013, NBG Pangaea Reic acquired 100% of the share capital of KARELA S.A., which owns a building in Paiania in Attica, as part of its investment policy. The consideration paid amounted to EUR 56.2 million in cash.

Acquisition of Eurobank

        On October 5, 2012, NBG announced the Tender Offer to acquire all the outstanding ordinary registered shares, with a par value of EUR 2.22 per share, issued by Eurobank at an exchange ratio of 58 NBG newly issued ordinary registered shares for 100 Eurobank shares. The Tender Offer was approved by the HCMC on January 10, 2013 and completed in February 2013. As of the date of completion of the Tender Offer on February 15, 2013, 84.35% of Eurobank's shareholders had tendered their shares pursuant to the Tender Offer. Following the completion of the Tender Offer, NBG was planning to proceed to a merger with its newly acquired subsidiary, Eurobank.

        The consideration for the acquisition was in the form of 270.5 million new NBG ordinary shares issued for this purpose, as described above. The fair value of these shares issued as the consideration paid for Eurobank amounted to EUR 273.2 million and was based on the closing price of NBG's share on the ATHEX on February 15, 2013.

        On March 28, 2013, the Bank of Greece sent letters to the Bank and Eurobank, stating that each bank would have to proceed with the recapitalization which would have to be completed by the end of April 2013 and requesting them to proceed to the relevant necessary actions. On April 1, 2013, the Bank, jointly with Eurobank, sent to the Bank of Greece a letter requesting a formal extension for the recapitalization to June 20, 2013. In this letter, the Bank stated that an extension would allow the Bank adequate time to complete the merger with Eurobank and proceed with the recapitalization as a combined entity. This request was not approved by the Bank of Greece.

        On April 7, 2013, the Bank of Greece announced that the recapitalization process for the four major banks (NBG, Eurobank, Alpha Bank and Piraeus Bank) would proceed. On April 8, 2013, the Bank and Eurobank issued a press release stating that the two banks, in agreement with the institutional authorities, would be recapitalized fully and independently of one another. Accordingly, the merger process was suspended, with the Integration Steering Committee and its tasks also suspended.

        On April 22, 2013, Eurobank's board of directors announced that it would propose at the general shareholders meeting on April 30, 2013, that all rights be issued without offering preemptive rights to the existing shareholders. On April 30, 2013, this proposal was approved at the general shareholders meeting. As a result, the recapitalization of Eurobank through the HFSF will lead to our shareholding in Eurobank (in which we currently hold 84.4% following the Tender Offer) being reduced to a shareholding of less than 5%, with the HFSF having full voting rights in the Eurobank shares acquired. As a result, NBG expects that as at December 31, 2013, Eurobank will not be consolidated.

        The table below sets out the Group's principal items of capital expenditure for 2010, 2011 and 2012.

	Year ended December 31,
Type of Capital Expenditure	2010		2011		2012
	(EUR in million)
Interests in other companies	133.3	(1)	104.8	(2)	70.8	(3)
Information technology and other electronic equipment	86.9		60.7		84.6
Land and buildings	60.2		96.5		34.6
Leasehold improvements	21.1		25.3		23.0
Furniture, fixtures, machinery and vehicles(4)	100.2		101.0		90.6

Total	401.7		388.3		303.6

(1)
Principally representing the acquisition of 21.6% of Stopanska Banka AD—Skopje, from European Bank for Reconstruction and Development (EBRD) and from IFC, the acquisition of 27.3% of Finans Leasing and the participation in the capital increases of NBG Finance (Sterling) Plc and NBG Finance (Dollar) Plc.

(2)
Principally representing the participation in the capital increases of NBG Finance (Sterling) Plc and NBG Finance Plc.

(3)
Principally representing the participation in the capital increases of NBG Finance (Sterling) Plc and the acquisition of 10.2% of Banka Romaneasca, from European Bank for Reconstruction and Development (EBRD).

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

        The table below sets out the Group's principal divestitures for 2010, 2011 and 2012.

	Year ended December 31,
Type of Divestiture	2010	2011	2012
	(EUR in millions)
Investments(1)	0.1	—	37.5
Real estate(2)	6.8	15.5	0.5

(1)
During 2010, the Group disposed of a percentage of 2.01% of its indirect participation in Europa Insurance Co for EUR 0.1 million. During 2012, the Group disposed of 51.0% of Finans Pension for EUR 36.4 million and 100% of Finans Consumer Finance for EUR 1.1 million, net of cash disposed.

(2)
Represents disposals of real property that was acquired by the Group primarily through foreclosure proceedings, as well as real estate previously used by Group companies. These properties were primarily located in Greece.

B.  Business Overview

Introduction

        NBG holds a significant position in Greece's retail banking sector, with 511 branches and 1,348 ATMs as at December 31, 2012. Our core focus outside of Greece is in Turkey and SEE, where we currently operate in Bulgaria, Serbia, Romania, Albania, Cyprus and FYROM. We offer our customers a wide range of integrated financial services, including:

  •
  corporate and investment banking;

  •
  retail banking (including mortgage lending);

  •
  leasing and factoring;

  •
  stock brokerage, asset management and venture capital;

  •
  insurance; and

  •
  real estate and consulting services.

        In addition, we are involved in various other businesses, including hotel and property management.

        The Bank is our principal operating company, representing 62.1% of our total assets as at December 31, 2012. The Bank's liabilities represent 72.3% of our total liabilities as at December 31, 2012. While the Bank conducts most of our banking activities, it is supported by eight non-Greek banking subsidiaries: Finansbank A.S. ("Finansbank"), United Bulgarian Bank AD—Sofia ("UBB"), Vojvodjanska Banka A.D. Novi Sad ("Vojvodjanska"), Banca Romaneasca S.A. ("Banca Romaneasca"), Stopanska Banka A.D.—Skopje ("Stopanska Banka"), the National Bank of Greece (Cyprus) Ltd. ("NBG Cyprus"), NBG Albania, South African Bank of Athens Ltd. ("SABA") and NBG Bank (Malta) Ltd. ("NBG Malta").

        We hold top positions in many financial services products in Greece. As at December 31, 2012, we had the largest market share of deposits and mortgage loans in Greece, with 29.5% in core deposits and 25.4% in mortgage lending, respectively, according to our internal analysis of published information of the Bank of Greece and other Greek banks. We are also strongly positioned in consumer and credit card lending, where, according to our internal analysis of information published by the Bank of Greece, we are first with a market share of 19.6% as at December 31, 2012. We are also second in mutual fund management with a market share of 17.2% as at the same date according to Hellenic Fund and Asset Management Association.

        For a breakdown of our total revenues by category of activity and geographic market, see Item 5.A, "Operating Results—Segment Information".

Banking Activities in Greece

        Most of our banking business is domestic and includes retail, corporate and investment banking. Banking activities in Greece includes the Bank's domestic operations, Ethniki Leasing and Ethniki Factors S.A. ("Ethniki Factors"). The Group's Greek banking operations account for 65.9% of our total lending activities as at December 31, 2012 (the "Greek Banking Loans") and for the 77.0% of our deposits (the "Greek Banking Deposits"). In this section, "—Banking Activities in Greece", financial information pertaining to the Bank relates to banking activities in Greece.

        The following table sets forth details of the Greek Banking loans and deposits as at December 31, 2012:

	Loans	Deposits
	Amount	Amount
	(EUR in millions)
Commercial and Retail(1)	43,384	35,788
Public Sector	5,608	2,737

(1)
Retail loans include consumer loans, personal loans, mortgages, automobile financing and credit cards.

        The Bank aims to attract domestic deposits from retail and corporate with its:

  •
  wide coverage of the Bank's domestic branch network;

  •
  respected status of the Bank's brand name among a large segment of the population; and

  •
  broad range of services and products offered by the Bank.

        The chart below indicates the fluctuations in Greek Banking loans and Greek Banking deposits excluding interbank deposits attributable to the Bank from December 31, 2010 through December 31, 2012.

Greek Banking Loans and Deposits

Greek Banking Distribution Channels

        As at December 31, 2012, we operated in Greece through 511 branches, one private banking unit, one financial institutions unit and seven specialized banking units that deal exclusively with troubled and non-performing loans. As at December 31, 2012, we had 1,348 ATMs, of which at least 555 were situated in key locations such as supermarkets, metro stations, shopping centers, hospitals and airports (43% of our ATMs are equipped with cash deposit devices). During 2012, the total number of ATM transactions reached approximately 101 million with a total value of approximately EUR 16 billion. In addition, we have developed alternative distribution channels, such as an e-banking platform targeted at both corporate and retail clients. During 2012, the total number of phone and internet banking users increased by 18%, reaching approximately 675 thousand, out of which 447 thousand were also phone banking users. The total number of electronic transactions during 2012 was approximately 54.8 million with a total value of approximately EUR 19 billion. We operate a contact center, through which the Bank provides information and transaction services through the use of a voice portal and a manned help desk, which began operation in 2007. In 2012, we launched one new "i-bank" store. Currently, we operate four "i-bank" stores (two in Athens and two in Thessaloniki) which offer all i-bank services (internet, mobile and phone banking, ATM and APS) and where we also host entertainment and educational events. As of December 31, 2012, the "i-bank" stores have received more than one million visitors.

        The Bank's branches are located in almost every major city and town in Greece. Approximately 47% of the Bank's branches are located in the Attica and Thessaloniki prefectures, the major population centers in Greece. The Bank is engaged in a continuous process of rationalizing the organization of its branch network in order to reduce costs, primarily by centralizing back-office functions to free more employees to work on sales activities directly with customers. In addition, the Bank is continuing to consolidate redundant branches in order to maintain equivalent geographic coverage at a lower cost. As at December 31, 2012, the Bank operated 231 full banking branches and 280 retail banking branches.

        We participate in DIAS Interbanking Systems S.A., which currently has 42 banks as shareholders and direct members, including the Bank. DIAS Interbanking Systems provides interbank services such as check clearing, ATM networking, fund transfers and payroll and pension services for the benefit of the customers of its members.

        We use a variety of marketing channels to maintain and enhance our market position, including radio, television, press and internet advertising and the distribution of promotional information brochures in our branches. As part of our marketing strategy, we seek to capitalize on our existing relationships with individual customers through cross selling efforts aimed at increasing such customers' awareness of other products that are offered by Group companies. For instance, our mortgage customers are informed of our insurance products, through which they may insure against damage to their property and against events and circumstances that might cause them to default on their mortgage loans. Our marketing strategy also includes indirect marketing, pursuant to which we have entered into agency agreements with retailers, such as automobile dealers and electronics chain stores, who agree to offer our consumer loan products to their customers in connection with purchases of consumer goods.

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

        We have also introduced "i-bank", a web-based portal which allows our clients to select the ideal place and method to transact with the Bank in order to achieve immediate and reliable service at low cost. Our "i-bank" is being implemented at the Group level in all countries in which we operate, which will create convergence across our distribution channels through the utilization of a common platform for cross-border products and services.

Savings and Investment Products

        Savings and investment products of the Bank are offered both in Euro and in other currencies. In response to customer demand, the Bank offers investment products with high yields. These products include capital guaranteed principal products, Greek government bonds and other bonds from the Bank's proprietary portfolio, repurchase agreements between the Bank and our clients and a wide range of mutual funds and unit trust products provided by NBG Asset Management Mutual Funds S.A. ("NBG Asset Management"), which is 100% owned by Group companies. See Item 4.B, "Business Overview—Banking Activities in Greece—Global Investment & Asset Management".

Payment Services

        We offer payment services to our clients participating in all local interbank payment channels. We are also a direct member of the Euro interbank channels of TARGET, TARGET2, EBA for Euro 1, Step 1 and Step 2. As a member of Step 2, the Bank is the main Greek entry point for Eurozone payments. For payments, especially outside the Eurozone, the Bank maintains a global network of correspondent banks. The Bank has completed the centralization of its payment operations. Our Cash Management service offering in Greece leverages extensively the Bank's branch network in providing our customers with on-line transaction processing particularly as regards to electronic collection services.

Retail Banking

        All of our retail banking activities in Greece are conducted by the Bank. The Bank offers retail customers a number of different types of deposit and investment products, as well as a wide range of traditional services and products.

        As a result of the economic crisis, we have adopted a more conservative approach to new consumer lending, with a greater emphasis on risk-averse lending criteria. As a result, we experienced a reduction in balances in 2011 and 2012, and we also expect slower credit expansions across each of our products in 2013, also in line with the current market conditions.

        The following table illustrates our estimated market share in Greece for certain categories of retail banking activities as at the dates indicated:

	As at December 31,
	2011	2012
Mortgage lending (balances)	25.1%	25.4%
Consumer loans and credit cards (balances)	19.2%	20.0%
Core deposits(1)	30.8%	31.5%

(1)
Core deposits consist of sight deposits and savings accounts and exclude repos and time deposits.

        We believe our strong corporate image and name recognition in Greece, our large customer base and our extensive network of branches and ATMs are advantages that will facilitate the Bank's access to the largest and most diverse depositor base in Greece, providing the Bank with a large source of funding.

Consumer Lending Products

        Since 2010, the Bank sought to address the significant continued deterioration of its lending portfolio, and to assist the willing to repay by offering more competitive modification programs depending on each customer's need and repayment ability.

        As a result, in 2012 the Bank mainly focused on restructuring its consumer loans and deleveraging its consumer loan portfolio. As a result, the balance of consumer loan portfolio decreased by 3.4% from EUR 6,598.8 million as at December 31, 2011 to EUR 6,376.3 million, as at December 31, 2012.

        Consumer and credit card portfolio restructuring products are addressed mainly to customers with at least one consumer loan or credit card in delinquency for at least 90 days. Under the restructuring all consumer loan and credit card debt is consolidated into a single fixed-term consumer loan, even if certain of the consumer loans and/or credit cards have less than 90 days delinquency. The standard terms of these products include (i) a grace period of up to 24 months, during which the customer pays only interest, (ii) a reduction of up to 50% of the interest accrued off-balance sheet since a loan or credit card was placed in non-accrual status and (iii) a down payment by the customer equal to one installment. The interest rate on the new loan may be reduced and/or the duration may be extended if the borrowers are willing and able to secure their consumer loan and credit card debt with real property or provide an additional down payment. The maturity of these restructured products varies from 10 to 20 years. In addition, the Bank offered to customers still experiencing problems in servicing their restructured mortgage, the opportunity to become current in their payments, by offering a fractional payment programs with lower monthly installments.

        On January 1, 2012, the Group adopted a new Accounting Standards Update which provides additional guidance to determine whether a modification meets the criteria to be considered a TDR Loan. Under this guidance the Group determined, that all the modifications occurring within 2012 constituted TDRs. In relation to the above restructuring products, the Group considers that the reduction of off-balance sheet interest and that the interest rate offered which is below market, in certain cases, represents a concession for the Group that it would not otherwise consider. As at December 31, 2012 and 2011, modified loans that were concluded to be Troubled Debt Restructurings ("TDRs") amounted to EUR 1,130.5 million and EUR 696.7 million, respectively.

        The Bank has also modified the way in which it grants loans and takes on new customers by targeting customers who plan to invest rather than consume by increasing the offer of green loan products ("green loans") was enhanced through the accomplishment and extension of various agreements with retail companies specialized in providing innovative technology solutions for energy saving. In addition, the Bank participated in major exhibitions about Environmental Technologies, Energy Saving and Renewable Energy Sources in order to communicate the Bank's series of green products. We consider that these specific customers clearly have an intention to improve their homes and small businesses instead of using the proceeds of the loans for immediate consumption. The Bank continues participating successfully in the "Energy Saving at Home" program managed by the Institute of Financing Small & Very Small Sized Enterprises (ETEAN S.A., former TEMPE S.A.), supporting the goal for energy efficiency and use of renewable energy sources, which also makes use of a subsidy by a European regional initiative. The proceeds of the green loans are disbursed by the Bank directly to the suppliers either of the services (e.g. building contractors) or the equipment (insulation material, photovoltaic panels etc) and after checking and matching the respective invoice and in this way helping to ensure that the proceeds of the green loans are spent as approved. Demand for green loans is increasing whereas the demand for other types of direct or indirect loans is decreasing. These products represented 27.6% of consumer loan disbursements in 2012 compared to 7.6% in 2011 and thus represent a significant part of business activity in 2012 for consumer lending. However, the contribution of these new products in the mix of the total consumer portfolio remains low at 0.2% and 0.7% at December 31, 2011 and 2012, because the volume of green loan disbursements remains low.

Mortgage Lending

        The years 2012 and 2011 were years of deep recession in the Greek economy, marked by extremely high unemployment, low personal incomes, heavier taxation especially in the real estate sector, and low construction activity. In this environment, the number of house sales declined by 34.2% in 2012 following a decline of 44.0% in 2011. House prices also fell by 11.8% in 2012, after falling by 5.3% in 2011 (Source: Bank of Greece, "Bulletin of Conjunctural Indicators", Number 148, January-February 2012), 4.4% in 2010 and 4.3% in 2009. Over the last four years house prices gradually declined by 28.0% from their peak in the third quarter of 2008 and this trend is expected to continue. Notwithstanding the above, the housing market is not considered to be overpriced as measured by ratio of the house price index to the index of rent, as a result of inflationary pressures or a "housing bubble". We believe the decline in house prices over the last four years was in line with the deterioration in the Greek economy as measured by the decline in the country's GDP. This trend is expected to continue in the near future following the overall deterioration of the Greek economy.

Furthermore, the real estate market in Greece is considered to have long-term investment-type characteristics since the property is transferred from one generation to another, in order to meet housing needs. In addition, the high costs of property transactions, including fees and taxes, has an adverse effect in housing activity, thus limiting volatility in house prices.

        During 2012, mortgage lending activity in Greece declined faster compared to 2011 at an annual rate of 3.4% in December 2012, reaching EUR 73.9 billion from 2.9% in December 2011 (outstanding balances EUR 78.4 billion). NBG is the leader in the Greek mortgage market maintaining by far the largest market share, reaching EUR 18.0 billion at the end of December 2012, compared to EUR 18.7 billion at the end of 2011 and EUR 19.5 billion in 2010. The decline of outstanding balances in 2012 was at an annual rate of 4.1%. Based on the above information NBG's market share stood at around last year's level of 25.4%. As at December 31, 2012, out of the mortgage portfolio, 8.6% carries an interest rate subsidy, either by the State or the Social Housing Organization (O.E.K.), and another 7.4% is fully guaranteed by the Hellenic Republic. Most of these programs, with the exception of mortgages subsidized by the State, were inactive or discontinued, even before 2010.

        The volume of new mortgage loan disbursements amounted to EUR 47.6 million in 2012, from EUR 297.7 million in 2011 and EUR 1.4 billion in 2010, suggesting a significant drop in the new mortgage market activity. Factors affecting mortgage credit relate to a significant drop in demand, severe liquidity problems in the banking system and stringent underwriting criteria. Average Loan-to-Value ("LTV") stood at 65.8% and Payment-to-Income ("PTI") at 25.0%, compared to a PTI maximum limit of 40% set by the Bank of Greece. The Bank followed conservative selection criteria, with an approval rate at 29% in 2012, compared to 35% in 2011 and 49% in 2010. Pricing became more expensive as in 2012 average spread rose to 369 basis points, from 341 basis points in 2011, 259 basis points in 2010 and 224 basis points in 2009. For further information regarding the underwriting criteria of the mortgage loan products, see Item 4.E, "Information on the Company—Selected Statistical Data—Credit Quality—Risk Management—Loan Approval Process—Retail Banking—Mortgage Loans".

        Since 2010, the Bank's attention has been mainly focused on proactively dealing with customers who currently face financial difficulty in serving their mortgage in accordance with contractual terms. For loans in delinquency for over 90 days, a number of modification programs was applied, offering, in addition to maturity extension (i) a 24 month interest-only period which was later on replaced by "fractional payment" whereby the customer pays for the same period a proportion equal to 70% of the installment due and (ii) a reduction of up to 30% of the interest accrued off-balance sheet for loans placed in non-accrual status (over 180 days past due). In certain cases, a down payment on behalf of the borrower is required.

        On January 1, 2012, the Group adopted a new Accounting Standards Update which provides additional guidance to determine whether a modification meets the criteria to be considered a TDR Loan. In relation to the above products for mortgage loans, the Group assessed whether any of these modifications were for the purpose of maximizing the collection of the amounts due, and thus constituting a concession. The Group concluded that in relation to the above options the reduction of off-balance sheet interest as well as the below market interest rate offered, in certain cases, represents a concession because it causes a direct economic loss for the Group. As at December 31, 2012 and 2011, modified loans that were concluded to be TDRs amounted to EUR 2,960.0 million and EUR 1,248.4 million, respectively.

        As the economic crisis was prolonged and has deepened since 2011, the Bank offered to customers still experiencing problems in servicing their restructured mortgage, the opportunity to become current in their payments, by offering a new product called "fractional payment" with lower monthly installments. According to the terms of the new modified loan (which includes all past due principal and interest, as well as any current amounts due) the borrower pays for a 3-year period a proportion of the installment due of the new modified loan (in particular, the borrower pays 40% of the installment due of the new modified loan in the first year, 60% in the second year and 80% in the third year). In this case, the minimum interest margin charged over 3-month Euribor, is set at 250 basis points. This new modification program represents a concession for the Bank and is accounted for as TDR. The carrying amount of loans that were modified under this "fractional payment" modification program for already modified customers amounted to EUR 1,321.6 million and EUR 411.1 million at December 31, 2012 and 2011, respectively and were included in the total modified TDR mortgage loans referred to above. As at December 31, 2012, 8,162 borrowers had timely made payments under this modification program compared to 12,412 that have subsequently re-defaulted (December 31, 2011: 4,848 and 1,431, respectively).

        TDR mortgages have an average duration of 31.2 years, almost 8.8 years longer than prior to modification. Of all modifications, 75% covers the vintage period 2006-2009. Post modification almost all mortgages became of a floating interest rate type, indexed to 3-month Euribor plus a spread, whereas, before modification, 41% were of a fixed rate and 59% floating. On average, the spread of floating rate mortgage loans has increased by 26 bps after modification.

        Non TDR mortgage loans modified within 2012 amounted to EUR 187.0 million compared to EUR 599.1 million in 2011.

        As 2013 is also expected to be a recessionary year, new mortgage production will be kept at low levels albeit higher than in 2012, and the Bank's main effort will continue to be focused on managing effectively its lending portfolio.

        In addition to fire and earthquake property insurance, we offer an optional life insurance plan together with mortgages. This option has been successful, with 78.3% of new mortgages or mortgage refinance plans in 2012 (2011: 97.6%) carrying a life insurance plan. For further information, see "—Insurance" below. Offering optional life insurance plans together with mortgages has improved the quality of our mortgage credit as credit risk due to death, permanent disability or temporary unemployment at the Bank level is mitigated

        More specifically, life insurance as well as payment protection insurance improve the quality of our mortgage portfolio because when the event occurs (i.e. death, disability, unemployment etc.), the Bank receives either the outstanding loan amount or monthly payments corresponding to the loan installments, instead of waiting for the temporarily disabled or unemployed borrower to resume payments or in case of death or permanent disability for the loan to go into foreclosure. In 2011 and 2012, claims incurred under such policies amounted to EUR 29.7 million and EUR 27.9 million, respectively.

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

Small Business Lending Unit

        The Small Business Lending Unit ("SBL Unit") constitutes a division of retail banking and manages credit provision to small businesses with annual turnover of up to EUR 2.5 million and total exposure up to EUR 1.0 million for Small and Medium Entities ("SMEs"). It is noted that, in 2012, clientele that was monitored by the SBL Unit but which does not, anymore, comply with these criteria, remained under SBL Unit responsibility.

        The SBL Unit has created business credit centers in Athens, Thessaloniki and Patras in order to standardize lending criteria.

        In 2012, the Bank further supported SBL's and SMEs, who experienced difficulties in servicing their debt obligations by agreeing upon more favorable terms and conditions for the restructuring of their debts. The relevant products offered by SBL Unit are the following:

  •
  "Debt Settlement / Restructuring": a medium or long term debt-restructuring facility that is proposed to SBL's and SMEs with at least one account in past due for more than 90 days. The restructuring product includes the granting of a grace period of up to 24 months during which the borrower pays only interest, the prolongation of the maturity of the loan up to 20 years and the option to the borrower to make a down payment, which, if the loan is repaid in accordance with the renegotiated terms, will be returned as a discount or the application of lower interest rates in case the customer provides new collaterals.

  •
  Restructuring-on-restructuring ("R-O-R"): a program addressed to those customers having difficulty in servicing their restructured debt, as a result of the prolonged economic crisis. The product offers the recalibration of the debt. Clients eligible for this R-O-R product are those with restructured loans in delay for more than 60 days, either fully secured (with existing or new collaterals) or for which at least 50% of accrued interest of the first modified loan has been paid. As at December 31, 2012, customers with R-O-R products amounted to EUR 241.4 million compared to EUR 117.3 million as at December 31, 2011.

        On January 1, 2012, the Group adopted a new Accounting Standards Update which provides additional guidance to determine whether a modification meets the criteria to be considered a TDR Loan. Under this guidance the Group determined that all modifications occurring within 2012 met the criteria to be considered TDRs. As at December 31, 2012 and 2011, modified SBL and SME loans that were determined to be TDRs, including R-O-R products, amounted to EUR 884.9 million and EUR 504.3 million, respectively. Non-TDR SBL and SME loans modified within 2012 amounted to NIL, compared to EUR 99.6 million modified within 2011.

        As at December 31, 2012, the Bank's outstanding SBL portfolio amounted to EUR 3,579.8 million, decreasing by 5.4% compared to EUR 3,782.7 million at December 31, 2011 due to the limited demand for funds as a result of the domestic financial crisis, and the partial repayment of loans guaranteed by ETEAN. The Bank continued to support timely SMEs by providing them necessary liquidity. New loans granted to SMEs totaled to EUR 292.9 million for the period ended December 31, 2012.

        The SBL Unit offers lending solutions as outlined below, which cover a full range of business credit needs. More specifically:

  •
  "Open Business Plan", a flexible financing program, operating on the basis of an overdraft facility account linked to the business current account, which covers working capital needs with a minimum obligation to pay monthly interest installments.

  •
  "Business Multiloan—Development", a medium- or long-term loan either for the purchase of tangible and intangible assets such as real property, mechanical equipment and vehicles or for the enhancement of business liquidity.

        In addition, the Bank continued in 2012 to support SME financing by participating in programs for the improvement of competitiveness and the enhancement of SME liquidity in the current adverse financial environment in Greece. In particular, the Bank participated in co-financed and other state guarantee programs, as follows:

  •
  The JEREMIE program: a EUR 60 million initiative in cooperation with European Investment Fund for the financing of micro and small enterprises. As at December 31, 2012, EUR 32.9 million have already been disbursed to 728 businesses.

  •
  Long-term loans through state-funded ETEAN S.A. The principal of those loans are state guaranteed up to 80%. In 2012, the SBL Units participating in ETEAN S.A. approved EUR 1.2 million of such loans.

        Furthermore in 2012, the Bank participated in the following new programs:

  •
  In cooperation with the state-funded ETEAN S.A., a EUR 150 million budget initiative to finance business projects related to thematic tourism, renewable energy and implementation of technologies that help conserve natural resources and environmental protection. As at December 31, 2012, the SBL Unit assessed 319 applications resulting in approvals of EUR 32.4 million.

  •
  In cooperation with Export Credit Insurance Organisation ("OAEP"), a program aimed at financing Greek exporters with OAEP receivables (from foreigner buyers) ("Exostrefeia"). More specifically, OAEP insures exporters against specific risks at a level of 80% per invoice and up to EUR 500,000. Through this program, the Bank offers funding to Greek export businesses for the amount insured by OAEP.

  •
  Finally, through its participation in the guarantee program of ETEAN S.A. called "Guarantee for letters of guarantee issued by the banks in favor of small, very small and micro- enterprises", the bank offers easier access to SMEs to the issue of letters of guarantee.

        Furthermore, NBG, in the context of its commitment to the enhancement of Greek entrepreneurship, and aiming at creating the conditions for the access of healthy businesses to financing with favorable terms, has:

  •
  entered an agreement with the European Investment Bank for a loan of EUR 60 million earmarked for the financing of SMEs and MidCap Businesses. As per March 15, 2013, EUR 2.5 million have already been approved to 29 businesses.

  •
  submitted on March 3, 2013 expression of interest to participate in the program "Entrepreneurship Fund (TEPICH)—Business Restart" through ETEAN S.A. (Hellenic Fund for Entrepreneurship and Development). The budget of the program amounts to EUR 450 million and aims at providing loans with favorable interest rates, reduced management costs and flexible repayment schedule with the purpose of financing of SMEs' investment business plans and working capital needs.

        Finally, NBG is expected to sign a cooperation agreement with ETEAN S.A. for the granting to SMEs guaranteed by Entrepreneurship Fund (TEPICH) loans.

  Corporate and Investment Banking

        The Bank's commercial loan portfolio in Greece comprises approximately 48,000 active corporate clients, including SMEs, and most of the largest corporate groups in Greece. As a Group, we are able to offer corporate clients a wide range of products and services, including financial and investment advisory services, deposit accounts, loans denominated in Euro and other currencies, foreign exchange services, insurance products, custody arrangements and trade finance services.

        The Bank lends to all sectors of the economy. As at December 31, 2012, domestic commercial lending (including loans to the public sector) amounted to EUR 24.7 billion and represented 50.5% of the total domestic loan portfolio of the Bank. Its lending exposure to the ten largest performing loans to non-affiliated enterprises amounted to EUR 2.0 billion as at December 31, 2012, representing 4.1% of its domestic loan portfolio.

        The Bank offers:

  •
  corporate accounts with overdraft facilities;

  •
  foreign currency loans;

  •
  variable rate loans; and

  •
  currency swaps and options (mostly Euro-related) for corporate customers.

        The Bank lends primarily in the form of credit lines, which are generally at variable rates of interest with payment terms of up to 12 months. In addition, the Bank provides letters of credit and guarantees for its clients. At December 31, 2012, the Bank had standby letters of credit and financial guarantees amounting to EUR 2.9 billion. Most loans are collateralized to a certain degree, although Greek Law imposes significant delays to foreclosing on collateral.

        As a result of the ongoing economic crisis in Greece, the Bank has adopted a more conservative approach to new commercial lending, with a greater focus on larger corporate borrowers that it perceives to be lower-risk. Lower-risk customers are considered to be those who:

  •
  Have a good credit history with the Bank, with other financial institutions as well as with suppliers (for example, no history of delinquency, no bounced cheques and no material events affecting customer's credit worthiness);

  •
  Have a size that allows for relative resistance to market conditions or are market leaders in their respective sector (for example, focus on large customers with turnover greater than EUR 50 million);

  •
  Operate in sectors that are not as affected by the economic crisis and have good recovery/growth potential (for example renewable energy, oil and gas, shipping);

  •
  Are explicitly supported by their shareholders/beneficial owners who contribute own funds when necessary;

  •
  Have adequate collateral available (such as real estate, receivables and cash/cheques);

  •
  Have satisfactory financial performance, given the current circumstances, EBITDA and profit levels, adequate cash flow, low leverage and total obligations, as well as net assets.

        As a result, deleveraging of 5.4% took place during 2012 (excluding the impact of loans exchanged through the PSI), driven by all commercial portfolios. At the same time, during the last years, there has been significant effort to increase collateral coverage across the entire portfolio, an effort that will be further intensified in 2013.

        The credit terms offered in new commercial loans depend on each borrower and include:

  •
  Higher pricing to reflect current market conditions and higher cost of funding;

  •
  Higher equity contribution (for example, up to 60% financing with the remaining as equity participation for new projects and investments); and

  •
  Significant collateral coverage.

        In addition, loan modification programs are offered to corporate borrowers that are considered viable (with a high potential of recovery) but who have been affected by current market conditions. Prerequisites for modification are the borrower's ability to provide additional collateral, ability of the shareholders to infuse additional equity into the business and an increase in loan pricing. The types of modification are usually a mix of a new amortization schedule tailored to current conditions and the borrower's projected cash flow, the extension or not of tenor, depending on the borrower and its needs, and a shift from short-term to long-term financing. All corporate modifications are determined to be TDRs given that these modifications were for the purpose of maximizing the collection of the amounts due and thus constitute a concession that would not otherwise be granted.

        As at December 31, 2012 and 2011, total modified domestic corporate loans that were determined to be TDRs, amounted to EUR 954.8 million and EUR 335.0 million, respectively. Domestic non-TDRs corporate loans modified within 2012 and 2011 amounted to NIL.

Shipping Finance

        Greece is a maritime nation with a long tradition in ship-owning and is one of the world's largest ship-owning and ship-flagging nations. Shipping remains one of the most important sectors of the Greek economy and the Bank is one of the strongest participants in Greek shipping finance globally. The Bank's shipping finance activities are carried out almost exclusively through its dedicated Piraeus-based unit.

        The Bank has traditionally provided financing for many of the largest Greek shipping companies. As at December 31, 2012, outstanding shipping loans (mainly concerning bulk shipping) were EUR 1.7 billion, representing 3.5% of the Bank's total domestic loan portfolio compared to EUR 1.9 billion or 3.5% of the Bank's total domestic loan portfolio, as at December 31, 2011. Of the Bank's shipping finance portfolio as of December 31, 2012, 2.6% concerned vessels under construction, with the remainder relating to financing of existing ones.

        The Bank has traditionally provided bilateral and syndicated financing for many of the largest Greek shipping companies and groups, involved in diversified shipping activities (e.g., dry bulk, wet bulk, liner business) in an effort towards spreading risk and enhancing the portfolio's profitability. Nearly all of the Bank's shipping loans are secured by vessels.

        The shipping industry is highly cyclical, experiencing volatility in revenues and cash flows resulting from changes in the demand and supply of vessel capacity. The demand for vessels is influenced by, among other factors, the global and regional economic conditions, the developments in international trade and the changes in seaborne and other transportation patterns that are not within the Bank's control. During 2012, freight rates in main shipping segments (dry, wet and liner shipping) have in broad terms significantly decreased. For 2013, the shipping markets are expected to remain at lower-than-average historical levels, due to increased tonnage supply (new-building vessel deliveries) and modest demand for shipping services, as a consequence of global macroeconomic conditions.

        The Bank makes continuous effort towards maintaining the quality of its shipping loan portfolio. For 2013, the goal remains to closely monitor existing shipping facilities while at the same time supporting existing clientele with modifications of loan terms where necessary in order to adjust repayment to current market conditions. As a result of the ongoing negative macroeconomic environment, the Bank has adopted a more conservative approach to new lending, with stricter credit terms including higher equity contribution and increased pricing to reflect higher cost of funding. This effort will help to maintain the Bank's high quality portfolio and solid presence in this sector.

Project Finance

        The Bank's project finance loan portfolio includes loans to large infrastructure projects both in Greece and abroad (Western Europe, U.K., U.S.A.), however the current economic environment has halted the growth rate of the Bank's activities in the field of project finance. The overall size of this portfolio was EUR 430.0 million as at December 31, 2012, a decrease of 5.3% compared to

EUR 454.1 million as of December 31, 2011. The decrease has been a result of a voluntary deleveraging effort undertaken by the Bank since the beginning of 2011, mainly regarding its international portfolio. No new loans were advanced in 2012 for projects outside Greece. On the contrary, the domestic loan portfolio was increased during the year, though all of the large motorway infrastructure projects, except one, have remained stagnant since 2011 due to problems encountered in their implementation and the overall deterioration of the country's financial standing, resulting in an effective draw-stop of the disbursements under the corresponding loans. The Greek government has undertaken concerted efforts to support these projects so that construction may resume in 2013. In this context, the Bank has undertaken a leading role in the steering committees that have been assigned the resumption of the motorway projects.

        Through an operational agreement signed in December 2011 between the Bank and the European Investment Bank ("EIB"), the Bank, acting as an Urban Development Fund (UDF), has been awarded the management of EU Structural Funds under the Joint European Support for Sustainable Investment in City Areas initiative—(the "JESSICA")—for three lots (out of ten lots in total for Greece) and an operational Program "Environment and Sustainable Development" amounting to a total of EUR 83.3 million (32.9% of total JESSICA Funds for Greece). The lots correspond to Attica, Western Greece and Ionian Islands Regions. JESSICA funds, along with the Bank's and other private funds, are intended to be used during the period of 2012 to 2015 to make repayable investments in the respective regions. In May 2012 the UDF issued a Call for Proposals for selecting final recipients to be financed by the UDF. Following this call, the UDF received 15 investment proposals, of a total budget of EUR 244.6 million and UDF-requested funds of EUR 101.6 million. For four of the above proposals, of a total budget of EUR 125.3 million and UDF-requested funds of EUR 40.3 million, the first phase of the evaluation (determination of eligibility for JESSICA financing) was completed, as stipulated in the Call for Proposals. In 2013, the financial evaluation for the approval of financing and the respective commitment of UDF funds is expected to be completed.

        Advisory activity in 2012 to the public and private sector developed at a considerably lower pace compared with that of previous years, as the execution of certain projects was postponed by the Greek government in the context of the current economic environment. However, the Bank as head of an international team of advisors, continues to provide financial advisory services to government bodies including providing services for the development of a portfolio of national properties, selected by their value.

Leasing

        We began leasing activities in 1990 through our subsidiary, Ethniki Leasing. Ethniki Leasing leases land and buildings, machinery, transport equipment, furniture and appliances, computers and communications equipment. As at December 31, 2012, 64.9% of the finance lease receivables of Ethniki Leasing were to the trading and services sector, 16.0% to industry and mining, 18.1% to construction and real estate and 1.0% to other sectors. As at and for the year ended December 31, 2012, Ethniki Leasing had total assets of EUR 659.5 million and interest income of EUR 21.8 million, before elimination of intercompany transactions and balances, compared to EUR 699.4 million and EUR 32.6 million, respectively in 2011.

Factoring

        We have been active in the provision of factoring services since 1994. In May 2009, Ethniki Factors was established as a wholly owned factoring subsidiary of the Bank, as part of the strategic decision to expand our factoring operations in Greece. During 2012, the company focused mainly on providing broad range of factoring services to NBG Group corporate customers, enhancing synergies with the Bank and maintaining its robust portfolio despite adverse economic conditions. In that direction, the company is offering a comprehensive range of factoring services including mainly recourse but also reverse factoring both on domestic and international level.

Investment Banking

        In 2012, the Bank's Investment Banking Division continued to provide a broad range of services within the areas of Corporate Finance, Equity Capital Markets and Debt Capital Markets and succeeded in increasing its market share within a challenging economic environment despite increased competition. It was financial advisor to Hellenic Republic Asset Development Fund's (HRADF) in the successful privatization of the International Broadcasting Center (IBC), to Agricultural Bank of Greece on the successful sale of its stake in Dodoni to the Board of Directors of Rilken S.A. in the voluntary tender offer launched by Henkel Hellas S.A. and to the Public Power Corporation S.A. regarding the monetization of its option in DEPA S.A.

        Starting in 2013, the Bank's Investment Banking operations have been transferred to NBG Securities S.A. In the first three months of 2013, Investment Banking has acted as: a) financial advisor, tender agent and broker to P&P Water Holdings (Greece) S.A. in connection with the mandatory tender offer for Eurodrip S.A., and b) exchange agent to Coca-Cola HBC AG in connection with the offer for the shares in Coca-Cola Hellenic Bottling Company S.A. Investment Banking continues to advise the HRADF in ongoing privatization projects (Athens International Airport, OPAP S.A., exploitation of Hellenic Republic's real estate assets) as well as offering advisory and restructuring services to a number of listed and non-listed companies. In general, the Investment Banking activities have been limited to corporate finance for the aforementioned period as equity and debt markets have both retracted from activity in the pre-crisis years.

  Global Investment & Asset Management

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

        NBG Private Banking received the Euromoney Private Banking Award "Best Private Banking in Greece" for 2008 and 2010.

Custodian Services

        The Bank offers custody services to foreign institutional clients investing in the Greek and Cypriot markets, in addition to providing clearing services to remote members of the ATHEX and services to domestic institutional clients investing globally. Especially in SEE, the Bank is using, as sub-custodians, its subsidiaries in the region. The Bank also offers custody services to its retail customer base.

        The range of services the Bank offers includes trade settlement, safekeeping of securities, corporate action processing, income collection, proxy voting, tax reclamation, paying agency, underwriting, customized reporting and regular market flashes.

        As at December 31, 2012, the Bank serviced 55 domestic institutional clients (three mutual funds, two asset management companies, 12 insurance companies, four brokerage companies, 29 pension funds and five other companies), 33 foreign ones and approximately 288,000 retail customers.

        In recognition of the quality custody services offered, the Bank has been awarded, for the fourth consecutive year, "Top Rated" status and highest ranking positions in both the Cross Border/Non-Affiliated and Domestic categories in the Agent Banks in Major Markets Survey of the "Global Custodian" magazine.

Asset Management

        Our domestic fund management business is operated by NBG Asset Management, which is wholly owned by the Group. NBG Asset Management manages funds that are made available to customers through the Bank's extensive branch network.

        NBG Asset Management offers 19 investment funds under the brand name Delos, two under the NBGAM brand name and three under the NBG International SICAV brand name, which are registered in Luxemburg. NBG Asset Management offers a wide range of investment products that provide to institutional and private investors access to significant markets in stocks, bonds and money market products, in Greece and internationally.

        Additionally, NBG Asset Management offers a more integrated range of contemporary investment services such as:

  •
  portfolio management for institutional and private investors; and

  •
  consultancy investment services for institutional and private investors.

        As of December 31, 2012, NBG Asset Management's total assets under management in mutual funds and discretionary asset management were EUR 1.3 billion compared to EUR 1.1 billion as of December 31, 2011. Its market share in mutual funds in Greece was 17.2% as of December 31, 2012, compared to 17.4% as of December 31, 2011. (Source: Hellenic Fund and Asset Management Association—report of December 31, 2012). The funds belong to a clientele totaling approximately 60 institutional and over 50,000 private investors.

        The total value of funds managed since 2008 is set forth in the table below:

	As at December 31,
	2008	2009	2010	2011	2012
	(EUR in billions, except for percentages)
Mutual Funds under management	2.8	1.9	1.4	0.9	1.0
Market Share	26.6%	17.8%	17.3%	17.4%	17.2%
Discretionary Funds under management	0.1	0.4	0.3	0.2	0.3
Total Funds Under Management	2.9	2.3	1.7	1.1	1.3

Stock Brokerage

        NBG Securities S.A. (formerly, National Securities S.A.) was established in 1988 and constitutes the Bank's brokerage arm. In 2007, it acquired P&K Securities S.A. NBG Securities S.A. offers a wide spectrum of investment services to both individual and institutional customers.

        As at December 31, 2012, NBG Securities S.A. had a market share of 12.3% of trades brokered by total trading volume on the ATHEX, ranking second in terms of total trading volume, according to ATHEX data(1).

        The provision of investment services in Greece has become increasingly competitive, with a number of banks and brokerage houses participating actively in this area. NBG Securities S.A. network consists of seven branches, two of which are in London and Nicosia.

Private Equity and Venture Capital

        With offices in London, Athens, Paris, Istanbul and Bucharest, NBGI Private Equity Limited ("NBGI Private Equity"), a subsidiary of NBGI International Ltd, manages the private equity funds described below. NBGI Private Equity had invested amounts of EUR 452.5 million as at December 31, 2012, compared to EUR 366.5 million at December 31, 2011.

Fund	Closing Date	Invested amounts	Geographic Focus
(in millions)
NBG Private Equity Fund LP	August 2000	GBP 63	UK
NBGI Private Equity Fund II LP	June 2007	GBP 49	UK
NBGI Private Equity (Tranche II) LP	August 2011	GBP 28	UK
NBG South Eastern Europe Fund LP	March 2006	EUR 35	SEE
NBGI SEE Development Capital Fund LP	March 2007	EUR 39	SEE
NBGI SEE Real Estate Fund LP	October 2009	EUR 77	SE and Central Europe
NBGI SEE Energy Fund LP	October 2008	EUR 8	Predominantly Central & Eastern Europe, and selectively Western Europe
NBGI Private Equity France Fund LP	December 2009	EUR 17	France and other French speaking countries
NBGI Turkish Private Equity Fund LP	October 2008	EUR 21	Turkey
NBG Technology LP	October 2001	EUR 32	Predominantly Europe
NBGI Technology Fund II LP	October 2009	EUR 52	Predominantly Europe & US

        NBG is the sole investor in the funds, with the exception of NBGI Private Equity Fund II LP and NBG Technology LP where external investors also participate.

(1)
http://www.ase.gr/content/gr/announcements/Files/Members%20Value%20Dec12%20%28GR%29B.pdf

Main Financial Highlights

        NBG Private Equity Fund LP ("UK Fund I") has an established track record, having exited 10 of its 13 investments to realize an overall gross 34.4% internal rate of return and a money multiple of 3.39.

        In total during 2012, NBGI Private Equity's funds made seven new investments, including the first securities transaction in Bulgaria; one securities transaction in France; and various add-ons across our Technology portfolio.

Banking Activities outside of Greece

        We operate, as a Group, in 11 countries outside Greece. As at December 31, 2012, our international network comprised 1,180 branches (including foreign subsidiaries and Bank branches in the United Kingdom, Egypt and Cyprus), which offer traditional banking services and financial products and services. The Bank has nine commercial banking subsidiaries in Turkey, Malta, Bulgaria, Romania, FYROM, Serbia, Cyprus, Albania and South Africa.

        NBG Group policy over the last decade has been to focus on the Bank's regional position in SEE by strengthening our existing network and expanding into growing markets through acquisitions and greenfield start-ups that present low banking penetration and greater profit margins and also to withdraw from mature markets where growth prospects are limited. In particular, we seek to develop our wholesale banking business by targeting major financial centers to which we can offer Greek and Balkan lending exposure. Our retail banking presence in some geographical areas may only be justified by our success in niche markets in which we have the ability to exploit significant advantages.

  Turkish Operations

        Our Turkish operations include the Finansbank group of companies (except for Finans Pension, which the Group classifies under Group insurance operations) and NBG Malta, which holds a portfolio of Turkish business.

        In 2012, our Turkish operations contributed EUR 632.0 million of net income to the Group, compared to EUR 375.9 million in 2011. Turkish operations' income before income tax was EUR 751.7 million as at December 31, 2012 and EUR 481.2 million as at December 31, 2011. As at December 31, 2012, total gross loans was EUR 17,595.9 million while total deposits (excluding interbank deposits) reached EUR 13,835.5 million, compared to EUR 14,710.5 million and EUR 11,926.3 million, respectively, as at December 31, 2011. Total assets of our Turkish operations as at December 31, 2012 were EUR 24.6 billion, accounting for 24.3% of our total assets compared to EUR 20.7 billion and 20.0% as at December 31, 2011.

        Retail loans of Turkish operations amounted to TL 24.5 billion as at December 31, 2012, compared to TL 18.9 billion as at December 31, 2011 whereas retail sector deposits amounted to TL 19.3 billion compared to TL 19.8 billion for the same dates.

        Corporate and commercial loans of our Turkish operations amounted to TL 17.3 billion as at December 31, 2012 and 2011, whereas corporate and public sector deposits amounted to TL 11.5 billion compared to TL 7.6 billion for the same dates.

Finansbank Group

        Finansbank's group of companies includes Finans Invest, Finans Leasing, Finans Portfolio Management, Finans Investment Trust, Finans Factoring and IBTech. Finansbank was the fifth largest private bank in Turkey in terms of total assets, loans and deposits as at December 31, 2012, according to data from the Banks Association of Turkey and it offers a wide range of retail, commercial, corporate, private banking and international trade finance services. In addition, Finansbank's subsidiaries provide financial leasing, capital market, corporate finance and portfolio management. As at December 31, 2012, Finansbank operated through a network of 582 branches in 68 cities, making it the sixth largest private bank in Turkey by size of branch network according to statistics published by the BRSA. As at December 31, 2012, Finansbank and its subsidiaries had 13,113 employees.

Turkish Banking Distribution Channels

        As at December 31, 2012, Finansbank maintained a branch network of 582 branches, consisting of 570 hybrid branches, four corporate branches, two retail only branches, four satellite and Easy Credit branches and one branch at the Atatürk International Airport Free Trade Zone in Istanbul, as well as one branch in Bahrain. While all Finansbank's corporate banking branches include a retail banking unit, certain branches are now dedicated only to retail customers and are located primarily in upper-middle income residential areas. Finansbank expects the reach of its branches to become even broader in connection with the significant ongoing expansion of its branch network, which includes a plan to open a total of 78 new branches in 2013.

        As at December 31, 2012, 63.0% of Finansbank's customer transactions were made through alternative distribution channels (internet, phone banking, ATM and Interactive Voice Response (IVR)). As at December 31, 2012, the number of online banking customers exceeded 2.2 million, an increase of 28.4% compared to December 31, 2011. The total number of transactions through Finansbank's internet banking services decreased by 11.7% in 2012. Finansbank's ATM network grew by 19.5% in 2012 as the number of ATMs reached 2,182 compared with 1,826 at December 31, 2011.

Retail Banking

        Finansbank retail banking activities consist primarily of mortgages, consumer lending, credit and debit card services, deposits and investment management, and insurance products. Income from Finansbank retail banking activities includes net interest income from loans and advances to retail customers and deposits collected from individuals, as well as fee and commission income received from loan underwriting, asset management services, life insurance and property and casualty insurance products, credit and debit card-related services, settlements and cash-related transactions with or for individuals. Retail banking has been one of the principal drivers of Finansbank's growth during the past three years.

        The year 2012 can be characterized as a year of growth in the housing sector. The Turkish House Prices Index continued the upward trend in 2012 and reached 129.1 at the end of 2012 increasing from 100.8 at the end of 2011.

        The housing market is expected to continue growing in 2013. The Urban Renewal Project, which plans to re-build houses that are in earthquake prone zones, is expected to add to this growth. For the year 2013, Finansbank decided to focus on mortgage loans with smaller nominal amounts which generally have higher return on equity and on regaining its market share. Finansbank market share in mortgage loans was 7.9% by the end of 2012 compared to 8.3% by the end of 2011 according to statistics published by the BRSA.

        As at December 31, 2012, Finansbank had approximately 10.8 million retail banking customers, compared to approximately 9.5 million retail banking customers as at December 31, 2011. The continuous expansion of the retail branch network has allowed Finansbank to organically grow its customer base. Retail deposits decreased by 3.5% from TL 19.8 billion as at December 31, 2011 to TL 19.1 billion as at December 31, 2012. Finansbank's market share in time deposits was 4.6% as at December 31, 2012, compare to 4.4% as at December 31, 2011, according to statistics published by the BRSA.

        Finansbank retail loan portfolio increased by 29.2% from 18.9 billion as at December 31, 2011 to TL 24.5 billion as at December 31, 2012. Finansbank mortgage portfolio increased by 6.2% from TL 5.9 billion as at December 31, 2011 to TL 6.3 billion at the end of 2012.

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

        In 2012, Finansbank concentrated its efforts on creating new gold-based investment products and TL bond issues. With products such as "Gold Accumulation Account", "Gold Indexed Deposit Account" and "Gold Collection Day", the number of gold account customers grew by 300%, boosting the volume of the Bank's gold reserves by 30%.

        One of the most significant retail products offered in 2012 is "enpara.com". "Enpara.com" is an internet-based deposit product, aiming to capture young professionals who do not have the time to go to branches. Since its introduction in October 2012, the number of enpara.com customers reached over 30,000 with a deposit volume of over TL 1.5 billion. Enpara.com customers are offered better deposit rates than branch customers due to the absence of branch costs.

Credit Cards

        Finansbank earns interest income on outstanding credit balances, transaction commissions from merchants, cash withdrawal fees, annual membership fees from cardholders and other service based fees such as insurance fees and payment fees from its credit card business. As at December 31, 2012, the number of credit cards issued by Finansbank exceeded 5.2 million, representing 9.6% of the total Turkish credit card market, according to statistics published by the Interbank Card Center (ICC) and the number of member merchants was 187,731. Within the Turkish credit card market, Finansbank was the second largest Visa card issuer in terms of the number of cards issued, according to statistics published by the ICC. The number of CardFinans commercial credit cards in issue was approximately 279,000 as at December 31, 2012, representing 15.6% of the total Turkish commercial credit card market, according to statistics published by the ICC. The number of point of sales ("POS") terminals of CardFinans reached 218,100 as at December 31, 2012, representing 8.2% market share, according to statistics published by the ICC.

        Finansbank Group's total credit card loan portfolio was TL 11.8 billion as at December 31, 2012 compared to TL 8.8 billion as at December 31, 2011. Finansbank Group's net fees and commissions from credit card operations amounted to TL 397.4 million for the period ended December 31, 2012, compared to TL 319.0 million for the period ended December 31, 2011.

        In August 2012, Finansbank was the first to introduce "Fix Card", a card that can be used both as a credit and as a debit card with no charges or annual fees and with pay-pass technology.

Corporate Banking

        Since its foundation, Finansbank focus on Corporate Banking continues to serve its customers with the approach of being a solution partner. Finansbank corporate banking activities aiming to establish long-term relationships with customers continue to develop tailor made solutions to its customers.

        Finansbank serves its corporate customers via four branches located in Istanbul and Ankara. It also has representative offices in Bursa, Izmir, Antalya and Adana. In line with the continuing increase in imports during 2012, the Bank offered more diversified foreign trade products for the corporate segment. Large sized groups and multinational companies in Turkey were serviced under corporate banking.

        Within corporate banking, foreign trade volume is aimed to increase its diversity of the foreign trade products in corporate companies. Corporate Banking, focusing on relationship banking and value added approach has contributed to creating a stable customer profile.

Commercial Banking

        Commercial Banking allocates its commercial customers into three groups: small (SME), medium and large. The appropriate segment is determined based on the annual turnover of a customer: customers that have an annual turnover between TL 2 million and TL 10 million are part of the small (SME) commercial customers segment, customers that have an annual turnover between TL 10 million and TL 40 million are part of the medium commercial customers segment and customers that have an annual turnover between TL 40 million and TL 100 million are part of the large commercial customers segment. As at December 31, 2012 the number of active commercial customers in the small commercial segment is 22,983 and in the medium and large commercial segments are 9,289. The goal of Commercial Banking is to achieve sustainable and profitable growth by understanding customer needs and providing tailor-made solutions.

        As at December 31, 2012 Commercial Banking provides services to its clients through a network of 291 branches and 12 regional offices with 785 dedicated sales employees. These branches are full service branches where retail and commercial customers are served together.

        As at December 31, 2012, Commercial Banking had a loan portfolio of TL 15.0 billion compared to TL 14.0 billion as at December 31, 2011.

Corporate and Commercial Banking Products and Services

Loans

        Finansbank offers loan facilities predominantly in Turkish Lira, U.S. Dollar and Euro. Turkish Lira loans are generally short term in nature, usually with maturities ranging from overnight to 365 days and are principally for working capital financing. However, Finansbank also extends medium term loans with maturities between 365 and 730 days mainly to finance working capital requirements. Finansbank has also introduced "Commercial Credits in the Form of Installments". These commercial credits are in essence Turkish Lira or foreign currency indexed installment loans. Moreover, Finansbank provides foreign currency principally for financing exports from Turkey. Finansbank also extends longer term facilities to corporate customers in Turkey for industrial and manufacturing investment purposes in different sectors and project financing. In relation to both its domestic and foreign operations, Finansbank provides facilities to various industries through letters of guarantee, bid bonds and foreign trade products. Finansbank aims to increase its market share in loans by using conventional banking products as well as cash management products and by applying competitive pricing policies.

        As a major foreign currency generating industry, the contracting sector has been one of the focus sectors of corporate and commercial banking since Finansbank's establishment. As at December 31, 2012 loans to the contracting industry represents 14.3% of the Bank's total corporate and commercial loan portfolio, followed by food, beverage and tobacco 8.9%, textile and fabrics 8.2%, iron and steel 6.5% and finance 6.3%.

Structured Finance and Syndications

        Finansbank Structured Finance and Syndication Unit has the primary responsibility for arranging and/or participating in syndicated loans and club deals, project finance loans and mid-term lending in the Turkish market. The Structured Finance and Syndication Unit prepares loan proposals and manages the Credit Committee approval process. Once loans are approved, this unit manages the legal documentation, the disbursement phases as well as bank-to-bank relations regarding corporate loans. Throughout the maturity of all loans under its responsibility, the Structured Finance and Syndication Unit performs the initial evaluation of all waiver/amendment requests, before passing them along to the Credits Department should any formal approval be required.

        During the period between 2000 and December 31, 2012, Finansbank committed a total of TL 1,341.3 million in 16 primary and secondary cash and non cash syndications with a total value of TL 12,705.2 million. During the same period, a total value of TL 1,307.2 million of Finansbank total commitments of TL 1,341.3 million was utilized.

Cash Management

        In addition to providing credit facilities, Finansbank provides cash management services to its corporate, commercial and retail customers. Finansbank regards cash management as an important part of its overall business and as the most important element in its strategy to increase demand deposits, overdraft loans and service related revenues. Cash management services include direct debiting for payment of invoices, supplier finance systems, utility bills, social security, tax payments, cash in transit (CIT) services and providing foreign exchange transfers, remittance services and cash management solutions tailored for individual customers. As at December 31, 2012, Finansbank provides online banking and cash management services to around 11,000 companies and more than 573,000 individual customers.

Foreign Trade and Trade Finance

        Finansbank trade financing activities consist of pre export financing, import financing, issuing, confirming and discounting letters of credit and letters of guarantee, avalizing and discounting drafts and promissory notes. Finansbank trade finance activities are funded through correspondent bank facilities matched in terms of currency and maturity and through general term facilities. Currently Finansbank has an international correspondent banking network of over 1,670 banks. Finansbank also participates in various export credit programs provided by overseas export credit agencies.

        Finansbank established the Trade Finance Unit in 2007 in order to increase the Bank's market share in Turkey's foreign trade as well as its profitability and customer satisfaction and loyalty. The Trade Finance Unit's duties include establishing marketing strategies, launching new trade finance products to meet the requirements of Finansbank's customers, developing tailor made products for Finansbank's customers and reporting and analyzing the foreign trade volume and profitability of Finansbank. Additionally, the Trade Finance Unit has been working with the NBG Group's banking subsidiaries and branches to connect both parties in a trade transaction in order to increase synergy within the NBG Group's banking subsidiaries and branches, as well as to offer end to end advantages and solutions to Finansbank's customers.

        Finansbank has consistently been one of the most active banks in Turkey for international trade and trade finance in terms of volume. During 2011, Finansbank handled a foreign trade financing volume totaling TL 29,306.6 million which consisted of an import volume of TL 15,093.4 million and an export volume of TL 14,213.2 million. By the end of 2012, Finansbank's foreign trade finance volume was about TL 23,488.6 million in total, composed of an import volume of TL 12,693.1 million and an export volume of TL 10,795.4 million.

Micro Enterprises

        Finansbank was one of the first banks in Turkey to focus on SME banking. Finansbank started its SME banking operations at the beginning of 2003 to support small business enterprises which Finansbank defines as small and medium scale enterprises with an annual turnover of up to TL 2.0 million. As at December 31, 2012, Finansbank had 599,763 customers with at least one product. In addition to traditional banking products and services, Finansbank offers an extensive range of products and services to create financial resources for Micro Enterprises' specific needs.

Investment Banking

        Finansbank Investment Banking consists of Project Finance, Corporate Finance and Technical Consulting. Investment Banking acts as a client relations specialist while providing medium to long term loans and other products.

Private Banking

        Finansbank's Private Banking department helps customers build and preserve their financial wealth through tailored investment strategies and offers its customers time deposits, mutual funds, emerging market bonds, domestic and international equities, government bonds, corporate bonds, currency exchange, forward contracts, futures, options and structured products. The Private Banking department also creates and implements medium—to long-term asset allocation within the context of each customer's particular risk tolerance. The Private Banking department serves investors with assets of more than TL 500,000 or the TL equivalent in one or more foreign currencies. The Private Banking department supports all of Finansbank business lines (Retail, SME, Commercial and Corporate) within a matrix structure and cooperation with Finans Portfolio Asset Management and Finans Invest to execute and advice on client's transactions.

        As at December 31, 2012, Finansbank Private Banking provided investment products and asset management services through seven private banking centers, four private banking satellite and 9 private banking corners located in Finansbank branches in all major cities throughout Turkey. As of December 2012, Finansbank Private Banking had TL 10,220.3 million in assets under management.

Finansbank Subsidiaries

        The most significant subsidiaries of Finansbank include the following:

  Finans Invest

        Finans Invest was established in December 1996 and began operations in January 1997. As an intermediary institution, Finans Invest provides a wide range of financial services to both individual and institutional investors, including investment counseling and brokerage services, portfolio management, intermediation of derivatives, leveraged transactions (such as foreign exchange, contracts for difference (CFDs)), short selling and credit sale of capital markets instruments, fund investment services and corporate finance and international investment services.

        Under the Capital Markets Law, the activities of intermediary institutions are subject to respective licenses issued by CMB for a specific activity under the name of the intermediary institution. Currently, Finans Invest is duly licensed for all capital markets activities. The company ranked seventh by volume of stocks traded on the ISE with a 4.48% market share, according to a breakdown of stock market transactions by ISE members, in December 31, 2012. As at December 31, 2012, the total assets of Finans Invest were TL 266.5 million (TL 161.8 million as at December 31, 2011) and its net income for the year ended December 31, 2012 was TL 10.4 million (TL 15.3 million for the year ended December 31, 2011).

  Finans Leasing

        Finans Leasing was established in March 1990. As at December 31, 2012, Finans Leasing ranked sixth in the leasing sector in Turkey, with a total business volume representing a market share of 6.0%, according to the Turkish Leasing Association. Finans Leasing target customer segment is SMEs and it was one of the first leasing companies in Turkey to identify the investment needs of SMEs, targeting them as a distinct market segment. Finans Leasing has a lease portfolio that is diversified across several industries, with proportions of finance lease receivables as at December 31, 2012, of: building and construction 24.0%; textile 16.6%; manufacturing 13.3%; health and social activities 8.0%; chemicals 5.6%; mining and quarrying 5.1%; printing 5.3%; and wood products 4.0%. As at December 31, 2012, the total assets of Finans Leasing were TL 1,321.0 million (TL 1,302.6 million as at December 31, 2011) and its net income for the year ended December 31, 2012 was TL 45.5 million (TL 39.1 million for the year ended December 31, 2011).

  Finans Portfolio Management

        Finans Portfolio Management, which was established in September 2000, currently manages eight exchange traded funds, 13 mutual funds, seven pension funds, one fund of funds, one hedge fund and one investment trust portfolio. Finans Portfolio Management also manages discretionary portfolios for high net worth individuals and select institutional clients.

        As at December 31, 2012 the total assets of Finans Portfolio Management amounted to TL 13.0 million (TL 18.3 million as at December 31, 2011) and the net income (including ETFs) was TL1.1 million (TL 6.4 million as at December 31, 2011). During 2012, Finansbank and Finans Portfolio Management introduced two exchange traded funds. The market share stood at 2.4% as of December 31, 2012. As at December 31, 2012 the company's assets under management was TL 1.1 billion.

  Finans Investment Trust

        Finans Investment Trust, established in 1995, is a closed-end investment company, managing portfolios composed of capital and money market instruments. Its shares have been traded on the ISE since 1996 and currently approximately 20% of its shares are publicly traded. As at December 31, 2012, Finans Investment Trust's total assets amounted to TL 22.6 million (TL 18.3 million as at December 31, 2011) and its net income/(loss) for the year ended December 31, 2012 was TL 3.7 million (TL (2.1) million for the year ended December 31, 2011).

  Finans Factoring

        Finans Factoring was established in 2009. As at December 31, 2012, the total assets of Finans Factoring amounted to TL 375.2 million (TL 281.4 million as at December 31, 2011) and its net income was TL 3.6 million (TL 3.1 million for the year ended December 31, 2011). As at December 31, 2012, total factoring receivables for Finans Factoring amounted to TL 368.6 million compared to TL 255.8 million as at December 31, 2011. The distribution of factoring receivables by industry as at

December 31, 2012 was as follows: building and construction 19.1%, oil product 14.2%, textile 11.8%, computer 6.7%, transportation and storage 10.9% and metal industries 5.7%.

  Finans Pension

        For information on Finans Pension see "—Insurance" below.

  Ibtech

        Ibtech was established in 2005 and is located in Istanbul. As at December 31, 2012, the total assets of Ibtech amounted to TL 23.7 million and the net income/(loss) for the year was TL (2.5) million. Ibtech's focus is to design and enhance software such as Core Banking (Core Finans), credit cards, internet banking and to develop applications for the use of Finansbank.

  NBG Malta

        Finansbank (Malta) Ltd was established on June 30, 2005. Subsequent to its disposal from Finansbank to NBG (Malta) Holdings Ltd in 2009, Finansbank (Malta) Ltd was renamed to NBG Bank Malta Ltd effective on March 18, 2010.

        NBG Malta has attracted significant business volumes from Turkish corporates. During the third quarter of 2011, NBG Malta received the Investment Services License from the Maltese Financial Services Authority that has enabled NBG Malta to provide a full range of financial products and services to meet the constantly changing needs of corporate customers and private individuals.

        Selected financial information with respect to NBG Malta as at December 31, 2012 is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	1,127	1,472
Net Loans	688	899
Total Deposits	895	1,170
Net Gain	8	11

(1)
Solely for the convenience of the reader, the translation of Euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.7653 as at April 19, 2013.

International

        The Bank's international operations (other than those in Turkey and Malta) include the Bank's branches in Egypt and Cyprus, as well as banking subsidiaries in seven countries. UBB in Bulgaria, Banca Romaneasca in Romania, Stopanska Banka in FYROM, Vojvodjanska in Serbia, NBG Cyprus in Cyprus, NBG Albania in Albania and the SABA in South Africa, along with other subsidiaries, primarily in the leasing sector. Our international operations contributed EUR 345.1 million or 10.8% of net interest income before provisions for loan losses of the Group and accounted for EUR 9.7 billion or 9.6% of the Group's total assets as at and for the year ended December 31, 2012. Total gross loans were EUR 7.7 billion at December 31, 2012, a decrease of 5.2% from EUR 8.1 billion at December 31, 2011, whereas deposits (excluding interbank deposits) increased to EUR 6.2 billion at December 31, 2012, in comparison to EUR 5.7 billion at December 31, 2011.

        Our international network is described below. In the analysis that follows, all amounts are before elimination of intercompany transactions and balances.

National Bank of Greece S.A.: Foreign Branches

        As at December 31, 2012, the Bank had 20 foreign branches in three countries, including one in the United Kingdom, one in Cyprus and 18 in Egypt. At December 31, 2012, net loans of the Bank's Cyprus and Egypt operations were EUR 291.0 million and EUR 76.8 million, respectively. The table below provides selected financial information of the Bank's foreign branches (excluding the United Kingdom branch) as at and for the year ended December 31, 2012:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	552	721
Net Loans	368	481
Total Deposits	312	408
Net Loss	(2)	(3)

(1)
Solely for the convenience of the reader, the translation of Euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.7653 as at April 19, 2013.

        The table above relates solely to the business of the Bank's foreign branches with the exception of the United Kingdom branch, which is considered part of domestic operations and other international operations.

UBB

        UBB is a commercial bank with headquarters in Sofia, which provides retail and corporate finance services in Bulgaria. The entity was acquired in 2000 and as at December 31, 2012 the Bank held a 99.91% interest in UBB. At December 31, 2012, UBB's distribution network included 210 units: 124 "Type 1" (retail business), 45 "Type 2" (retail and micro business), 18 "Type 3" (retail, micro and SME business), nine "Type 4" (SME business) and 14 offices and operated over 800 ATMs and over 10.5 thousand POS terminals in Bulgaria.

        Selected financial information with respect to UBB as at and for the year ended December 31, 2012, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	3,253	4,251
Net Loans	2,334	3,050
Total Deposits	2,444	3,194
Net Loss	(24)	(32)

(1)
Solely for the convenience of the reader, the translation of Euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.7653 as at April 19, 2013.

Banca Romaneasca

        Banca Romaneasca is a commercial bank with headquarters in Bucharest providing a range of retail, SME and corporate banking services in Romania through its head office and through 134 banking units in Bucharest and other cities in Romania as at the end of 2012. Following the resizing of the branch network, the Bank closed 13 branches in February, retaining 121 branches at the end of March 2013. The Bank acquired Banca Romaneasca in October 2003 and as at December 31, 2012 held 99.28% of its share capital. On March 15, 2012, the Bank acquired 10.21% of Banca Romaneasca from the European Bank for Reconstruction and Development ("EBRD"), which was the second largest shareholder through put and call arrangements as provided for in the 2005 shareholders agreement, between the Bank and EBRD, for a consideration of EUR 26.1 million.

        In order to further enhance the financial services offered by the Group in Romania, a new company, NBG Factoring Romania IFN S.A. was established in 2010, with Banca Romaneasca holding 99.29% of its share capital. During 2012, a decision to transfer the activities of the entity to Banca Romaneasca was made. More specifically, the factoring activities are to be performed by the Banca Romaneasca's Corporate Banking Unit. As a result, the procedure for the dissolution of the entity has commenced and is expected to be completed within the first half of 2013.

        On October 19, 2012, Banca Romaneasca participated in the share capital increase of NBG Leasing IFN S.A., the Group's leasing subsidiary in Romania. Following the Bank's resignation from its preemptive right to participate in the share capital increase, Banca Romaneasca now has a controlling interest in the entity with its shareholding increased to 93.57%.

        Selected financial information with respect to Banca Romaneasca as at and for the year ended December 31, 2012, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	2,112	2,760
Net Loans	1,577	2,061
Total Deposits	1,195	1,562
Net Loss	(48)	(63)

(1)
Solely for the convenience of the reader, the translation of Euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.7653 as at April 19, 2013.

Stopanska Banka

        Stopanska Banka is a commercial bank registered in FYROM and headquartered in Skopje that provides a wide range of retail and corporate banking services in FYROM. The Bank acquired Stopanska Banka in 2000 and as at December 31, 2012, held a 94.64% stake in it, while the remaining 5.36%, is held by other minority shareholders.

        Stopanska Banka operates the largest branch network in FYROM, with a dense nationwide network of ATMs and POS terminals. As at December 31, 2012, Stopanska Banka had 64 branches, and continues to strive to maintain its leadership position in e-banking within FYROM, including by promoting internet and mobile banking and offering its clients electronic payment facilities. Stopanska Banka aims to continue to improve its loan portfolio by targeting high quality customers in the SMEs and large companies segments.

        Selected financial information with respect to Stopanska Banka as at and for the year ended December 31, 2012, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	1,226	1,602
Net Loans	752	983
Total Deposits	968	1,265
Net Income	17	23

(1)
Solely for the convenience of the reader, the translation of Euro into U.S. dollars has been made at the rate of US$1.00 = EUR 0.7653 as at April 19, 2013.

Vojvodjanska

        In December 2006, the Bank acquired a 99.40% stake in Vojvodjanska and in October 2007 became the sole shareholder. In February 2007, NBG's branch network in Serbia with 24 branches became a subsidiary, NBG Beograd. Following relevant decisions of the shareholders' general assembly of Vojvodjanska and NBG Beograd, dated January 3, 2008, the latter was absorbed by the former and the merger was completed on February 14, 2008. As of December 31, 2012, Vojvodjanska's 117 branches serve over 1 million private accounts and around 100 thousand company accounts.

        Selected financial information with respect to Vojvodjanska as at December 31, 2012, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	995	1,301
Net Loans	605	791
Total Deposits	698	913
Net Loss	(15)	(19)

(1)
Solely for the convenience of the reader, the translation of Euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.7653 as at April 19, 2013.

NBG Cyprus

        NBG Cyprus, headquartered in Nicosia, had 14 branches, one satellite branch and one foreign exchange bureau as at December 31, 2012. Since 2011, NBG Cyprus operates, also, a representative office in Moscow. The bank provides a wide range of commercial and retail banking services, focusing on international business. During 2012, NBG Cyprus enforced its updated risk management policies and processes, focusing in maintaining good asset quality and a strong capital base and also updated its framework of corporate governance, in alignment with regulatory requirements and Group guidelines.

        Selected financial information with respect to NBG Cyprus as of and for the year ended December 31, 2012, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	1,797	2,348
Net Loans	1,295	1,693
Total Deposits	1,588	2,075
Net Loss	(5)	(6)

(1)
Solely for convenience of the reader the translation of Euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.7653 as at April 19, 2013.

NBG Albania

        NBG Albania, headquartered in Tirana, as at December 31, 2012, operates through a network of 27 branches and provides a wide range of commercial and retail banking services. Originally, the operations in Albania were in the form of a foreign branch network of NBG. As of July 1, 2012, following the approval of the general assembly of the entity, it became a subsidiary. Primarily, it used to lend to certain of the Bank's established Greek corporate clients operating in Albania and gradually started lending to local corporate clients with significant liquid assets as well as individuals, mainly focusing in the secured product of housing loans. During December 2012, NBG Albania proceeded with a share capital increase of EUR 3 million.

        Selected financial information with respect to NBG Albania as at and for the year ended December 31, 2012, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	297	388
Net Loans	183	239
Total Deposits	228	298
Net Loss	(0.03)	(0.04)

(1)
Solely for the convenience of the reader, the translation of Euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.7653 as at April 19, 2013.

SABA

        SABA, which the Bank founded in 1947, has seven branches, primarily in urban centers, across South Africa. It generally offers traditional commercial and retail banking services, with particular emphasis however, on commercial banking services for the Medium Businesses and Small Corporates markets in South Africa. During December 2012, the entity proceeded with a share capital increase of ZAR 80 million.

        Selected financial information with respect to SABA as at and for the year ended December 31, 2012, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	181	236
Net Loans	145	190
Total Deposits	149	194
Net Income	0.1	0.2

(1)
Solely for the convenience of the reader, the translation of Euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.7653 as at April 19, 2013.

Leasing Services

        As part of its International operations, the Group offers leasing services through certain of its foreign subsidiaries.

Insurance

        We provide insurance services primarily to individuals and companies through our wholly owned subsidiary EH.

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

        EH operates through a network of 13 branches, 168 sales bureaus, 2,900 tied agents and 1,771 independent insurance brokers, in addition to selling bancassurance products through the Bank's network. EH also introduced direct selling through the internet in 2012.

        In the Greek insurance market, despite the adverse economic environment EH maintained its leadership during 2012 with a market share of 17.4% in life insurance and 12.4% in property and casualty insurance in 2012 compared to 18.4% and 15.3% respectively in 2011 according to the Hellenic Association of Insurance Companies.

        Income from Insurance operations decreased to EUR 595.0 million in 2012, from EUR 740.2 million in 2011. In particular EH's property and casualty insurance businesses gross written premiums decreased to EUR 329.6 million for the year ended December 31, 2012, compared to EUR 471.7 million in 2011; and life insurance gross written premiums at an EH Group level reached EUR 260.1 million for the year ended December 31, 2012 compared to EUR 263.5 million in 2011.

        Bancassurance premiums for life and fire insurance amounted to EUR 60.5 million and EUR 33.6 million, respectively, in 2012 compared to EUR 89.9 million and EUR 36.9 million respectively for 2011. For more information on our bancassurance business, see "—Bancassurance" below.

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

        In Bulgaria, EH operates jointly with UBB and ALICO: UBB-ALICO Life Insurance Company AD (life insurance) and jointly with UBB and Chartis Central Europe, CIS Insurance Holding: UBB AIG Insurance Company AD (non-life insurance). These companies promote bancassurance products in the Bulgarian market. Additionally, in partnership with UBB, EH operates UBB Insurance Broker AD holding 20.00% of the share capital.

        National Insurance Brokerage S.A., a Greek insurance broker acquired in 2005 by EH, contributes to the further expansion of services provided in the maritime and aviation insurance markets.

Bancassurance

        National Bank of Greece offers bancassurance products through its insurance brokerage subsidiary NBG Bancassurance S.A. ("NBGB") and the Bank's extensive network in Greece, since 1989.

        The wide range of insurance products offered currently, can be divided into five major categories:

  •
  Investment savings and retirement insurance products:  Traditional endowment plans with retirement options, which were either lump sum or monthly installment policies, were sold between 2006 and 2012. A new series of Unit Linked investment insurance products has been launched in January 2013, in order to target the affluent clientele of the Bank, who wish to build up a fund for future needs, such as supplementary pension income or children's tuition fees. "NBG Efapax" provides a lump sum payment to customers or their children when they reach a certain age and can also be converted into pension.

  •
  Life and Health protection insurance such as "Preventive Healthcare for all" and "Protection", which provide a wide range of medical services. "Preventive Healthcare for all" focuses on primary health services and is offered in collaboration with one of the major Greek health services providers. It offers free of charge: an annual checkup tailor made for men, women and children (including special diagnostic tests such as Mammogram, PAP test, PSA, Spirometry etc.), an unlimited number of diagnostic tests up to the amount of EUR 200 per year, as well as unlimited visits to pediatricians for the children. "Protection" offers an annual checkup free of charge, life insurance up to EUR 20,000 and hospital indemnity of EUR 100 per day, following the third day of hospitalization, for up to 30 consecutive days in hospital in public as well as private hospitals both in Greece and abroad.

  •
  Motor insurance is offered in three predefined insurance packages (Classic Plus, Extra Plus and Premium Plus), which include third party liability coverage for vehicle damages and body injuries, uninsured motorists coverage, theft coverage, fire coverage, collision coverage, etc. A special discount system depending on the clients' profile (i.e. according to the number of banking or insurance products that one owns) is also included. More synergies with other banking products are currently under development (i.e. credit card payment in interest free installments).

  •
  Home insurance (against fire, earthquake, flood and other similar risks) is offered in two comprehensive insurance packages (Basic and Full). Content insurance coverage is offered as an option. The program is offered for both mortgaged and mortgage-free houses as well as for selected categories of offices and businesses.

  •
  Insurance products bundled with banking products, which reduce risk for both the customers and the bank. These products are:

  –
  Life insurance for mortgage and small business loan customers. Under this policy, the outstanding balance of the mortgage is reimbursed in the event of death of the borrower and/or guarantor.

  –
  Payment protection insurance for consumer and mortgage loan customers. Under this policy, a predefined amount that corresponds to their monthly loan payment is paid in the event of temporary disability or involuntary unemployment of the borrower and/or guarantor.

Finans Pension

        Finans Pension was established in 2007. The operations of Finans Pension include providing life insurance services, establishing pension mutual funds and conducting private pensions. Finans Pension started operating in the life and personal accident insurance market in 2007 and in the private pension market in 2008, in each case after obtaining the requisite licenses and approvals.

        On October 31, 2012, Finansbank disposed of 51.0% of Finans Pension to Cigna Nederland Gamma B.V. for the cash amount of TL 202.9 million and also established an earn out structure of preference dividends paid to Finansbank. Currently Finansbank holds 49.0% of the shares of Finans Pension. Finansbank and Finans Pension also signed an exclusive agency agreement for a duration of 15 years that covers life insurance and pension products. Following the aforementioned transaction Finans Pension is accounted under the equity method.

        As at December 31, 2012, Finans Pension had established five pension mutual funds and two group pension funds. As at December 31, 2012, the net assets of Finans Pension reached TL 76.5 million (TL 56.3 million as at December 31, 2011).

Other

Real Estate Management

        The Bank engages in real estate management activities, including warehousing and third-party property management. As at December 31, 2012, the Bank owned 1,418 real estate units, 939 of which were buildings and 418 were lands that the Bank acquired through seizure of collateral on loan foreclosures. The remaining 61 units were acquired for its own business purposes. As at December 31, 2012, the carrying value of the 1,357 units that were acquired through foreclosure was EUR 60.2 million (2011: EUR 61.5 million). The Group reports these items in other assets, under the line "Assets acquired through foreclosure proceedings" and is currently actively marketing these properties for sale.

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

        NBG Pangaea, NBG's real estate investment company wholly owned by the Bank, owned 242 properties with a net book value of EUR 162.6 million as at December 31, 2012. The fair value of the properties was EUR 771.8 million at December 31, 2012. The majority of the properties are currently being leased to the Bank under long term leases.

        On February 15, 2013, NBG Pangaea proceeded, as part of its investment policy with the acquisition of KARELA S.A., owner of an office property located in Paiania, Attica. The property is leased for the next 32 years with a guaranteed period of 10 years. The consideration paid amounted to EUR 56.2 million in cash.

        In addition, Ethniki Kefalaiou S.A., a wholly owned subsidiary of the Bank that is engaged in asset and liability management, including asset liquidation, managed 44 properties with an aggregate net book value of EUR 12.4 million as at December 31, 2012. Most of these properties have been bought from the Bank, which acquired them on realization of collateral under foreclosure procedures. In line with our strategy of streamlining our activities, we intend to continue to dispose of certain non-core real estate holdings through Ethniki Kefalaiou S.A. For the year ended December 31, 2012, proceeds from the disposal of land and buildings by the Bank and by Ethniki Kefalaiou S.A. amounted to EUR 0.3 million and NIL respectively compared to EUR 13.2 million and NIL respectively for the year ended December 31, 2011.

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

Consulting and Professional Training

        Ethnodata S.A., provide consulting and development in the area of information systems and software to other companies in the Group and to third parties. In addition, the Bank runs a training center through its subsidiary NBG Training Center S.A. for its employees as well as for other banks and companies in Greece and abroad. The NBG training center offers training courses and advisory services.

Hotel Management

        Our presence in the tourism sector is through the Bank's subsidiary, Astir Palace Vouliagmenis S.A., owner of the Astir Palace Hotel Complex, which is currently under the management of Starwood Hotels & Resorts Worldwide Inc., Astir Beach and of its 100% subsidiary Astir Marina Vouliagmenis S.A. ("Astir Marina Vouliagmenis").

        On January 16, 2013, NBG, in agreement with the Hellenic Republic Asset Development Fund S.A. ("HRADF"), launched an international open competitive process for the identification of an investor, within the framework of a proposed joint exploitation of assets of the NBG Group and the HRADF at the "Mikro Kavouri" peninsula of Vouliagmeni (the "Process"). The said assets include a plot of land owned by Astir Palace Vouliagmenis S.A. and an adjacent plot of land of the National Tourism Organisation ("NTO") that is to be exploited through the HRADF, in accordance with applicable legislation.

        Upon eventual completion of the Process, it is expected that Astir will cease to be a subsidiary undertaking of NBG. On March 29, 2013, the deadline for submissions of Expressions of Interest for the process of Astir Palace Vouliagmeni S.A. expired. NBG and HRADF announced that there had been significant level of interest received from a diverse set of domestic and international investors. Those investors who are eligible to participate in Phase 2 of the process will be notified promptly by NBG and HRADF.

        In October 2012, Astir Marina Vouliagmenis signed a 40 year lease of Marina Vouliagmenis, starting from January 1, 2013, and offering a total lease amount of EUR 43.0 million. Under the lease agreement, Astir Marina Vouliagmenis took over the management of Marina Vouliagmenis as of January 1, 2013 and is developing plans for its upgrade and renovation.

        In 2012, Astir Palace Vouliagmenis S.A. invested EUR 662 thousand (compared to EUR 1.6 million in 2011) in renovations and facility improvement projects and is currently engaged in securing the necessary licensing for the renovation of the Aphrodite Hotel and the development of the 3,000 square meter conference centre.

Exposure to European countries with significant economic and fiscal strains

        The tables below present the Group's exposure at December 31, 2012 to European countries (other than Greece) that are those receiving financial support from the Eurozone countries and/or the IMF, as well as those that have initiated severe austerity measures in an attempt to improve their fiscal budgets. The countries included in the tables are Cyprus, Portugal, Ireland, Italy, Spain and Hungary.

Amounts in Euro million

	Sovereign	Financial Institutions				Corporate Institutions				Retail
Country	Bonds	Money market placements	Bonds	Letters of credit	Letters of guarantee	Bonds	Loans	Letters of credit	Letters of guarantee	Loans	Total exposure
Cyprus	181.9	28.5	5.9	0.8	4.3	—	610.1	9.3	57.4	98.6	996.8
Ireland	15.4	—	—	—	0.2	—	—	—	—	—	15.6
Italy	3.5	13.4	25.0	2.2	27.4	0.5	4.3	—	—	—	76.3
Portugal	—	—	—	2.9	2.2	—	0.7	—	—	—	5.8
Spain	—	—	—	0.5	12.5	—	0.1	—	—	—	13.1
Hungary	6.7	—	—	—	—	—	21.7	—	—	—	28.4

	207.5	41.9	30.9	6.4	46.6	0.5	636.9	9.3	57.4	98.6	1,136.0

        Letters of credit and Letters of guarantee represent unfunded exposure and are summarized in the below as at December 31, 2012:

Amounts in Euro million

Country	Unfunded exposure
Cyprus	71.8
Ireland	0.2
Italy	29.6
Portugal	5.1
Spain	13.0
Hungary	—

119.7

        As at December 31, 2012, the Group has recognized EUR 14.6 million impairment with respect to the AFS investment securities issued by Cyprus. No impairment has been recognized with respect to the remaining exposures shown above. Furthermore, as of March 22, 2013, we have suspended all interbank limits with Cypriot banks and their subsidiaries, including foreign subsidiaries based in Cyprus.

        As at December 31, 2012, we did not have any derivatives bought or sold related to the sovereign risk of these countries.

Significant Equity Method Participations

        Our equity method investment portfolio includes participations in Greek corporations.

        The following table sets out equity participations in which we hold an equity interest in excess of 20% but less than 50%, or in which we do not have control as at December 31, 2012:

		December 31, 2012
	Name	Country of incorporation	(%) Interest held by Group	Reported book value(1)
				(EUR in thousands)	(USD in thousands)(2)
1.	Planet S.A.	Greece	36.99%	1,620	2,117
2.	UBB ALICO Life Insurance Company AD	Bulgaria	59.97%	3,301	4,313
3.	Eviop Tempo S.A.	Greece	21.21%	2,676	3,497
4.	UBB AIG Insurance Company AD	Bulgaria	59.97%	2,890	3,776
5.	Social Securities Funds Management S.A.	Greece	20.00%	956	1,249
6.	Drujestvo za Kasova Deinost A.D.	Bulgaria	19.98%	1,234	1,612
7.	Teiresias S.A.	Greece	39.34%	472	617
8.	Hellenic Spining Mills of Pella S.A.	Greece	20.89%	—	—
9.	Pyrrichos Real Estate S.A.	Greece	21.83%	344	449
10.	AKTOR Facility Management S.A.	Greece	35.00%	575	751
11.	Bantas A.S.	Turkey	31.60%	1,656	2,164
12.	Finans Pension	Turkey	46.46%	104,196	136,151
13.	NBG Funding Ltd.	U.K.	100.00%	30,490	39,841

(1)
As reflected in the U.S. GAAP Financial Statements of the Group as at December 31, 2012, under the equity method of accounting.

(2)
Solely for the convenience of the reader, the translation of Euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.7653 as at Apr 19, 2013.

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

        Based on the terms of the Joint Venture Agreements signed by group companies UBB and EH and companies of the Metlife and AIG, UBB ALICO Life Insurance Company AD and

UBB AIG Insurance Company AD are jointly controlled. The terms of these Joint Venture Agreements require, for the taking of certain actions, the affirmative vote of all shareholders and the unanimous agreement by the Board of Directors of all parties. Based on the above neither party has unilateral control, therefore, the Group does not consolidate these entities and accounts for them using the equity method.

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

Competition

        The following table shows a breakdown of gross loans to customers and customer deposits in the universal banking sector for the Bank and its three main competitors in Greece as at December 31, 2012. We have compiled these figures based on publicly available information (stand-alone financial statements of the banks below prepared in accordance with IFRS):

	As at December 31, 2012
Banks	Loans to customers	Customer deposits
	(EUR millions)
1. National Bank of Greece*	53,037.1	40,908.0
2. Eurobank	37,257.0	23,366.0
3. Alpha Bank	36,403.8	23,191.0
4. Piraeus Bank	40,489.4	31,107.8

*
On February 15, 2013, the Bank acquired 84.35% of Eurobank's share capital. However, the recapitalization of Eurobank through the HFSF will lead to our shareholding in Eurobank to be reduced to a shareholding of less than 5% (see "—Recent Developments")

The Hellenic Republic's economic crisis, the successful sovereign debt restructuring (PSI), the second economic adjustment program for Greece and recent macroeconomic developments(2)

        The Greek economy continued to face severe macroeconomic headwinds for a fourth consecutive year, as mounting uncertainty about the sustainability of Greek debt and the imposition of additional austerity measures to ameliorate fiscal slippages amplified recessionary pressures, creating a self-reinforcing cycle of weakening economic sentiment, declining liquidity and reduced private spending. This situation posed additional challenges to the fiscal adjustment effort by eroding the tax base and by increasing social spending needs which, in tandem with shrinking economic activity, further deteriorated government debt sustainability in 2011, rendering the government debt level unsustainable.

  The PSI

        In this respect, Greece proceeded in April 2012 with the first sovereign debt restructuring process in the Euro area, following the agreement by a high portion of holders of Greek government bonds

(2)
Information in this section has been derived from IMF report titled: "Greece: Staff Report on Request for Stand-By-Arrangement".

(96.9%) to participate voluntarily in the PSI—following an agreement by EU leaders on October 26, 2011. The PSI imposed deep haircuts on private debt holders (53.5% of the nominal value), with the residual 46.5% replaced by short-dated EFSF paper (one and two year notes) for 15% of the original nominal value for which the Program had set aside EUR 30 billion, and the remaining 31.5% of the nominal value by the issuance of new long-term Greek bonds (with an average maturity of 20 years). The high level of participation in the PSI (EUR 177 billion out of an offer for EUR 205.6 billion) reflected the fact that the agreement included the insertion of collective action clauses into eligible Greek Law-governed bonds of the Hellenic Republic.

        The PSI also contained provision for detachable GDP-linked warrants, providing for higher returns if actual output in Greece exceeded that set out in the IMF's medium-term debt sustainability scenario, as well as the payment of accrued interest on the exchanged bonds, also in the form of short-term EFSF notes. Holders of the new bonds will also be entitled to the benefit of a co-financing agreement with the EFSF, linking the new bonds to the Hellenic Republic's loans from the EFSF up to EUR 30 billion. The exchange was launched on February 24, 2012 (and for bonds issued by state enterprises and guaranteed by the Hellenic Republic on April 4, 2012) and completed for the bonds issued under Greek Law on March 12, 2012, while, for bonds issued under foreign law, the offering was extended until April 25, 2012 in order to accommodate the specific terms regarding the holding of bondholder meetings.

        During the debt exchange process, the Hellenic Republic's long-term sovereign credit rating was lowered to the lowest rating available (corresponding to selective default state) by all rating agencies. The downgrade was triggered after Greece retroactively inserted collective action clauses in the documentation of certain sovereign debt series governed by Greek Law. The credit rating of the Hellenic Republic has been subsequently upgraded after the completion of the PSI by Fitch to B- on March 13, 2012 and by Standard & Poor's to CCC on March 2, 2012, while Moody's has retained its rating at C.

        The new Greek bonds have a term of 30 years (final maturity is in 2042) and an amortization period starting on the eleventh anniversary of the issue date. They bear a coupon of 2.0% per annum until 2015, 3.0% per annum until 2020, 3.65% per annum until 2021 and 4.3% per annum thereafter. Greece's debt service capacity will also be improved by the fact that official creditors lowered spreads on EU loans to Greece disbursed under the original program to 150 basis points over Euribor and pushed maturities out beyond 2020. The second loan facility will be funded through the EFSF at cost, with loans amortizing over 25 years (with grace periods of 10 years) and interest paid annually while the IMF contribution will be financed through the lower-cost extended fund facility ("EFF"). Furthermore, governments of Member States whose central banks currently hold Greek government bonds in their investment portfolio (which were excluded from the exchange) commit to pass on to Greece amounts equal to any future income accruing to their national central bank stemming from this portfolio until 2020 (estimated benefit of 1.8% of GDP).

        The successful completion of the PSI resulted in a significant decline of the Greek debt burden, as well as a sharp reduction in debt servicing needs through low interest rates on the new bonds and a substantial extension of the average debt maturity. The PSI achieves nominal debt relief on EUR 199 billion of eligible bonds, directly reducing Greece's debt burden by approximately 50% of GDP from a level of 165% of GDP at the end of 2011 (excluding Greek banks recapitalization cost). Interest service costs are reduced as the effective average cost of Greek debt servicing is brought down to around 3.0% in the 2012-2014 period, from about 5% in 2011. Finally, amortization payments are minimal until 2020 due to long grace periods on the PSI bonds and a large part of the official financing.

        Overall, the completion of the PSI has been planned to result in a sustainable reduction of Greek debt to below 120% of GDP by 2020, and below 90% by 2030 (from 165% in 2011), under certain assumptions about macroeconomic conditions or outcomes of the Program's measures, as reflected in the baseline projections of the Program. In this respect, under the baseline debt-sustainability analysis of the Program, Greek government debt was expected to revert to 163% of GDP by the end of 2012 (due to the large disbursements under the Program in 2012 and significant fiscal deficit), before declining gradually towards 120% by 2020. Due to the magnitude of Greek government debt and debt servicing cost reductions, the required primary surplus target for the period of 2014-2019 was scaled back from an ambitious 6.5% of GDP under the original program to 4.5% of GDP for the period of 2014-2020.

  The second economic adjustment Program (the "Program")

        Following successful completion of the main part of the PSI in March 2012, the Greek government agreed a second economic adjustment program, the term of which extends through 2015 and is jointly supported by the IMF and Eurozone Member States. This Program will replace the original program of EUR 110 billion, agreed in May 2010, for the period 2010-2013 and had the form of a cooperative package of IMF and Eurozone Member States funding. The international assistance loans disbursed under the original program amounted to EUR 73 billion. Of this amount, EUR 52.9 billion has been sourced from Eurozone Member States, and EUR 19.9 billion from the IMF. In the Program, for the years 2012-2015, Eurozone Member States through the EFSF and the IMF will commit the undisbursed amounts from the first program, plus an additional EUR 130 billion, covering Greece's expected funding needs fully for the four-year period. During this period, the EFSF could provide an overall amount of EUR 144.7 billion, while the IMF will contribute EUR 28 billion under EFF. The revised Program is front-loaded, with EUR 126 billion been disbursed from Eurozone Member States and the IMF between the first half of 2012 and the first quarter of 2013—to fund, inter alia, the EUR 35.7 billion of the PSI debt enhancements and accrued interest and EUR 49.4 billion to recapitalize Greek banks through the HFSF. The IMF contribution of EUR 28 billion has a distinct phasing and will be disbursed in 17 equal tranches over the remaining period ending in 2015.

        The disbursements of financial assistance to Greece under the Program are conditional on quarterly reviews for the duration of the arrangement. The release of the tranches by the lenders will be based on observance of quantitative performance criteria and a positive evaluation of progress made with respect to policy criteria set by the Memorandum of Economic and Financial Policies (MEFP) and the Memorandum underlying the Program. Moreover, in April 2012, the Greek parliament passed new legislation prioritizing government debt service obligations to private and official holders of Greek debt over any other fiscal use of Program funding. The Greek government is committed to similar use of the primary budget surpluses which are expected to be achieved from 2014 onwards (according to the latest target included in the revised Program).

        The Program also sets forth a blueprint for the stabilization of public finances and the safeguarding of financial stability in Greece. Overall, the implementation of the growth-enhancing structural reforms becomes the basic element in the overall implementation of the Program, while the debt restructuring and higher official financing allows a more realistic pace of fiscal adjustment and a more gradual privatization process. Specifically, the Program's strategy is primarily based on expenditure reduction in order to achieve a primary surplus of 1.8% of GDP in 2013, and 4.5% of GDP for the period 2014-2020—and the timely and decisive implementation of growth enhancing structural reforms. The Program also foresees more aggressive nominal wage adjustments and benefit cuts to reduce costs and thus improve price competitiveness, and permit Greece's transition to a more investment and export-led growth model.

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

  •
  Fiscal adjustment will be back-loaded to 2013-2014 in view of the short-term deflationary impact in 2012 from the internal devaluation. New permanent expenditure measures equivalent to 5.5% of GDP, necessary to reach the 2014 primary surplus of 4.5% of GDP, will be identified as a condition for completing the first program review.

  •
  Measures to restore financial sector stability. Significant resources—specifically EUR 49.4 billion (according to the latest IMF report "2nd Review of the program")—have been set aside in the Program to help banks cope with the impact of the recession and of the restructuring of Greek government debt. Through the terms of the banks' recapitalization, the desire for private sector management and effective control of the banking sector is balanced with the need to safeguard the taxpayers' significant capital injection.

        The adjustment process also contemplates the successful completion of an ambitious privatization agenda, which has been adapted to the current forecasts and the impact of recession on asset valuations. Similarly, the structural reform agenda includes measures to increase fiscal efficiency, strengthen Greece's institutional capacity and improve efficiency of the labor market and product and service markets.

        At the same time, Hellenic Republic is receiving technical assistance—with a view to enhancing the government's capacity to implement policies—coordinated by the EU Commission's taskforce under the guidance of the European Commission, Member States and the IMF. The assistance concerns several areas which are crucial for the success of the Program, such as tax administration and the fight against tax evasion, public financial management, public administration and business environment reforms.

  Recent macroeconomic developments

        The Greek economy remained deep in recession in 2012, with GDP contracting by 6.4% year-on-year (Hellenic Statistical Authority (EL.STAT)) against a backdrop of high uncertainty (reflecting a protracted pre-election period and intense Euro exit speculation), a persistently strong fiscal drag from the additional austerity measures implemented and tight liquidity conditions. The resolution of electoral uncertainty following the formation of a coalition government with a strong parliamentary majority in mid-June 2012, in conjunction with the intensification of compliance efforts under the revised Program targets and the gradual recognition by EU partners and the IMF of the very difficult decisions and increasing social costs of the adjustment effort, led to an improvement in economic sentiment in the third quarter of 2012. Nonetheless, recessionary pressures remained strong until the first quarter of 2013, as an already sizeable hit on household real disposable income is compounded by additional austerity measures and rapidly deteriorating labor market conditions (an average decline in employment of 7.1% in the fourth quarter of 2012 and of about 4.2% in 2013 on the basis of EU Commission Winter 2012 forecasts).

        The progress made over the past three years as regards government deficit reduction has been significant by historical standards. Overall, the annual general government deficit in 2012 is expected (according to IMF and EU forecasts of January 2013) to drop to below 6.8% of GDP, from 9.4% in 2011 and a Program target of 7.3% for 2012, also helped by a faster drop in interest payments following the PSI and the favorable terms of official lending under the revised Program. The primary deficit is estimated to decline to below 1.5% of GDP (from 2.3% in 2011) and under the Program target of 1.0% of GDP for 2012.

        The Government budget for 2013 aims to achieve the first primary surplus (of 0.3% of GDP) since 2002 (the respective Program target included in later IMF/EU Reports on Greece, is for a balanced primary budget in 2013). The adjustment is based on a mix of measures comprised of EUR 7.6 billion of well-defined spending cuts (mostly pensions and public employee wages, as well as additional cuts in health, military and other operational expenditures at a general government level) and about EUR 1.8 billion of new revenue measures. Main challenges for the 2013 budget come from continuing pressures on indirect and consumption tax revenue and increasing financing needs of social security funds, against a backdrop of continuing recession and a high unemployment rate of 27.2% as of January 31, 2013.

        As regards developments in key areas of the Program conditionality, it appears that labor market flexibility increased substantially and decreases in the nominal wage decreases in the public sector were significant (exceeding 12% in the 2010-2012 period complemented by, an estimated by Bank of Greece, drop of 6.7% in 2013), while private sector wages declined by circa 14% in 2010-2012. According to the latest Bank of Greece estimates, the average nominal wage in the economy is concluded to an annual contraction of 7.7% in 2012, bringing the cumulative adjustment of average wage in the Greek economy in the vicinity of -21%.

        Moreover, the pace of adjustment of the balance of payments accelerated remarkably in 2012, with the current account deficit registering strong improvement. Indeed, the current account deficit declined by 6.5%, to 3.4% of GDP in 2012 from 9.8% in 2011, on the back of a sharp reduction of external trade deficit (of about 38% year-on-year) and a significant contraction of public debt servicing costs following the successful completion of the PSI and the favorable terms on new official loans to Greece.

        The significant delay in the completion of the first review of the revised Program for Greece (due to the relatively slow progress in the implementation of the ambitious reform and privatizations agenda for the second and early third quarter of 2012 and a prolonged pre-election period) and the concomitant delay in the disbursement of the EUR 31.5 billion tranche, originally planned for June 2012, created new challenges for economic policy. Greece appears to have regained the lost ground between September and November of 2012 and met most of the evaluation criteria for successful completion of the first review following Parliamentary approval of the Government Budget for 2013 and an omnibus bill including the key austerity and structural reform measures underlying the Budget and Medium Fiscal-Strategy for 2013-16.

        On November 27, 2012 the Eurogroup finance ministers and the IMF Managing Director provisionally agreed to disburse EUR 43.7 billion of aid to Greece and further agreed to offer Greece additional debt relief to counteract the adverse impact of a sharper than expected deterioration in macroeconomic conditions and the slower build up of a primary surplus of 4.5% of GDP (estimated to be achieved in 2016, two years later than envisaged in the Program). Moreover, the Eurogroup statement of November 27, 2012, recognizes that additional measures could possibly be considered in the future (such as lower co-financing on EU structural funds or even lower interest rates on bilateral loans) once Greece achieves a fiscal primary surplus. Recent comments by EU and European government officials following the Eurogroup agreement implicitly opened the door for the provision of additional debt relief with further official sector involvement in following years, if Greece successfully delivers on its fiscal and structural adjustment targets.

        The Eurogroup approved on December 12, 2012 the disbursement of the EU part of the second tranche under the Program. Member States have authorized the EFSF to release the next disbursement for a total amount of EUR 49.1 billion (of which EUR 34.3 billion have been paid out to Greece) in December 2012 and the remaining amount was planned to be disbursed in the first quarter of 2013 in three sub-tranches (two of which have been disbursed by March 2013), including the pending EUR 7.2 billion amount earmarked for the completion of bank recapitalization and potential resolution costs. The IMF also released its EUR 3.3 billion installment in January 2013. In April 2013, Greece's government and international creditors reached (in the context of the third review of the Program) an agreement on conditions relating to the disbursement of: the pending third sub-tranche; the pending tranche relating to the second review (EUR 2.8 billion); and the disbursement of a EUR 6 billion tranche (conditioned on the results of the third review) by May 2013, thereby confirming that the Program remains on track (according to a joint statement published on April 15, 2013, by the Troika).

        The Program aims at bringing the Greek debt-to-GDP ratio down from around 175% in 2013 to approximately 128% by 2020, which is close to the debt sustainability threshold that the Troika has previously defined as sustainable, and to below 110% of GDP by 2022.

        To this end, the Program involves a combination of various debt and funding needs reducing measures, including:

  •
  A debt buyback: The Greek Public Debt Management Agency unveiled on December 3, 2012, the terms of the buyback. The buyback entailed exchanging the 20 designated bonds resulting from the PSI, (with a total outstanding value of EUR 62 billion at par) with six-month, zero-coupon, EFSF notes. For each EUR 1,000 principal amount of a designated bond, the bondholder received EFSF notes with a principal amount equal to 1,000 times the purchase price expressed as a percentage of the par value of the original PSI bond. The purchase prices ranged from 32.2% to 40.1% depending on the maturity of the original PSI bond. The amount of EFSF notes issued was EUR 11.3 billion. Greece successfully carried out the public debt buyback tender process in early mid-December 2012. The buyback invitation yielded a total participation of approximately EUR 31.9 billion (or about 50% of existing Greek government bonds at an average price of 33.8% of the nominal value). Following settlement, Greek debt had been reduced by EUR 21.1 billion in net terms. The buyback in conjunction with other supportive measures appears sufficient (according to IMF and EU latest estimates) at bringing the Greek debt-to-GDP ratio down from around 175% of GDP in 2013 to approximately 124% by end-2020 (close to the debt sustainability threshold that the Troika has previously defined as sustainable) and to below 110% of GDP in 2022.

  •
  Following the completion of the exchange, Standard & Poor's, on December 18, 2012, upgraded the long-term credit rating of the Hellenic Republic by six notches to B-, and the short-term credit rating to B with stable outlook, based on the strong commitment of the Eurozone countries to ensure that the Hellenic Republic will remain in the Euro and the commitment of the Greek government to achieve the fiscal adjustment.

  •
  A 100 bp reduction in the margin on the bilateral loans (from 150 bp to 50 bp).

  •
  A 10-year interest rate moratorium on EFSF loans.

  •
  A giving up of ECB/national central banks profits on Greek bond holdings to be returned to Greece by Member States that are not under a complete financial assistance program.

  •
  A 10 bps lowering of the guarantee fee on the EFSF loans.

        These measures are expected by EU authorities to also provide enough liquidity over the next two years to fill the funding gap that has emerged due to the deeper than expected recession and the deadline extension for the achievement of a Government primary surplus of 4.5% of GDP from 2014 to 2016.

  The effect of recent events in Cyprus

        The bailout deal between the Troika and Cyprus for the provision of financial assistance in the amount of EUR 10 billion (57% of GDP) reached on March 24, 2013, is expected to weigh heavily on the real and financial conditions of the Cypriot economy in upcoming years and is likely to take a toll on macroeconomic conditions in Greece due to the interlinkages between the two economies. The recent economic turbulence and elevated uncertainty in Cyprus is expected to have a relatively small direct impact on Greece mainly through the channels of external trade (exports to Cyprus corresponded to about 5.5% of Greek goods exports in 2012) and financial returns on Greek foreign direct investment to the country (EUR 9 billion in 2011, the most significant destination of Greek outward FDI). More concerning is the contagion risk of a prolonged banking crisis and deep recession in Cyprus and the possibility of elevated systemic turbulence originating from the management and resolution strategy of the crisis at the Euro area level, with uninsured creditors/depositors and shareholders bearing an unprecedented amount of losses.

        For more detail on the risks and uncertainties relating to a failure to successfully implement the Program, see Item 3.D, "Risk Factors—Risks Relating to the Hellenic Republic Economic Crisis".

  BlackRock diagnostic study

        In August 2011, the Bank of Greece commissioned BlackRock, a U.S.-based investment, advisory and risk management company, to carry out an independent diagnostic study of the domestic loan portfolios of the Greek commercial banks, including the Bank. This was in accordance with the commitment undertaken by the Bank of Greece under the Program in the context of ensuring that the Greek banks are adequately capitalized. BlackRock's exercise was conducted on balances as at June 30, 2011 and the methodology was based on proprietary econometric models tailored for Greece and applied on loan-level data, while the Bank of Greece provided BlackRock with assumptions regarding the evolution of key macroeconomic variables used in the analysis as at the fourth quarter of 2011. The study estimated Credit Loss Projections ("CLPs") both over a three-year and a loan-lifetime horizon on the basis of two scenarios: a baseline scenario and an adverse scenario, and the findings were individually communicated to each bank in order to be incorporated in their capital needs estimations for 2012.

        A CLP is defined as the non-discounted loss of principal due to the (total or partial) non-repayment of loans, taking into account any amounts recovered from the sale of any relevant collateral and not taking into account banks' loan loss reserves. Our provision for loan losses for the domestic portfolio amounted to EUR 5.3 billion as at December 31, 2012.

        In December 2012, the Bank of Greece circulated the full report of BlackRock, together with the detailed findings for each bank. The study highlighted that the CLPs of the Bank's domestic loan portfolio, under the baseline scenario, would amount to EUR 4,421 million in a three year period and to EUR 5,623 million during the portfolio life. Under the adverse scenario, the respective amounts would be EUR 5,812 million and EUR 7,581 million.

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

        A prior action for the approval of the Program was the ratification of Greek Law 4051/2012, which modified the governance structure of the HFSF and altered the Greek bank recapitalization framework. Pursuant to Greek Law 4051/2012, the decision-making bodies of the HFSF will be the General Council and the Executive Committee. The General Council consists of seven members, and the Executive Committee consists of three members. A representative of the Ministry of Finance and an appointee of the Bank of Greece sit on the General Council, while an appointee of the Bank of Greece sits on the Executive Committee. Save for these persons, the other members of the General Council and the Executive Committee are selected from a special committee that consists of an equal number of representatives of the Ministry of Finance and the Bank of Greece. Representatives of the EC and ECB may participate in this committee. The appointment of the members of the General

Council and Executive Committee, save for those appointed by the Bank of Greece and the Ministry of Finance, requires the consent of Euro Working Group.

        The HFSF, a fully-owned entity of the Greek government, will have an initial duration until June 30, 2017 with a potential of a one-year extension in the event that there are outstanding warrants upon termination of the initial duration of the HFSF and a two-year additional extension, by decision of the Minister of Finance if this is necessary for fulfillment of its scope. Any shares remaining in the HFSF at the time it ceases its activities will be transferred to the Hellenic Republic. The amount of funds earmarked for the HFSF out of the Program's resources to date is about EUR 50 billion.

        As stipulated in its founding law, Greek Law 3864/2010, the HFSF will manage its participations in the banks with a view to safeguarding the value of its holdings, minimizing the risks for the Greek public and ensuring adequate competition in the Greek banking system.

        With the ministerial Cabinet Act 38 dated November 9, 2012, the Greek government unveiled the terms of the recapitalization framework. More specifically, the recapitalization of each bank will occur through common equity shares with restricted voting rights if the individual bank succeeds in raising at least 10% of its capital needs from private investors. Otherwise, the bank will be recapitalized by standard common equity to be held by the HFSF. In the former case, the recapitalization will occur through common equity with voting rights only for resolutions relating to modifications of its articles of association, including an increase or reduction of the share capital of the bank or provision of relevant authorization to the board of directors of the bank, merger, division, conversion, revival, extension of duration or dissolution of the bank, material asset transfers, including the sale of subsidiaries, or any other matters that require an increased majority, as explicitly provided in Greek Company Law 2190/1920. Cabinet Act 38 further sets forth the method of calculating the total amount of the share capital increases and the subscription price of the shares to be issued in the context of the share capital increases.

        In addition, Cabinet Act 38 provides the terms of the issuance of share warrants to be issued by the HFSF, on condition that the minimum capital to be paid by private investors is achieved. Private investors participating in the relevant share capital increase can subscribe for such warrants pro rata to their participation in the relevant share capital increase. Warrants shall be considered securities issued by the HFSF and are freely transferrable. Each security shall incorporate the right of its holder to buy from the HFSF a pre-determined number of ordinary shares acquired by the HFSF by participating in the share capital increase of the relevant bank in accordance with Greek Law 3864/2010.

        Moreover, Cabinet Act 38 determines the terms for issuing and converting the contingent convertible bonds that a bank may issue to be subscribed for by the HFSF, in accordance with Greek Law 3864/2010. In accordance with this act, the unpaid amount of the bonds will be mandatorily converted to ordinary shares of the relevant bank five years after the date of issuance of the bonds at the conversion price determined by this act.

        In view of the delay in completing the recapitalization framework, pursuant to Greek Law 3864/2010, as amended by legislative act dated April 19, 2012, (which was ratified by Greek Law 4079/2012) the HFSF, following a decision by the Bank of Greece, will issue to banks which have been deemed viable by the Bank of Greece and have submitted a request for recapitalization to the HFSF, a certificate by which the HFSF will commit to participate in the share capital increase of such banks for an amount determined by the Bank of Greece, provided that: (i) the business plan of the bank is assessed by the Bank of Greece as viable and credible, (ii) the above request is approved by the Bank of Greece and notified to the EC, and (iii) the Bank of Greece considers the issuance of the certificate necessary for the smooth continuation of the bank's operation as a going concern and the attainment of the capital requirements in accordance with the decisions of the Bank of Greece, as well as for the maintenance of the stability of the Greek banking system.

        On April 4, 2012, the Bank of Greece sent a letter to the Bank, by which it informed the Bank that its capital adequacy ratio was below the acceptable level and therefore suggested that the Bank should submit to the HFSF a request for capital support, along with a three-year business plan. Following receipt of this letter, the Bank submitted the necessary documents, and the HFSF provided the Bank with the relevant certificate, by which it committed to participate in the Bank's share capital increase. In an effort to safeguard the participation of Greek banks in the Eurosystem's liquidity operations, the legislative act dated April 30, 2012 gave the opportunity to the HFSF to advance its contribution in view of its participation in the capital support of banks. More specifically, pursuant to article 6 of Greek Law 3864/2010, as recently amended by legislative act dated April 30, 2012, (which was ratified by Greek Law 4079/2012) following a decision by the Bank of Greece, and upon consent of the EU, the EFSF, the HFSF may advance its contribution to the recapitalization of a bank, or part thereof, up to the amount to be determined by the Bank of Greece, provided that: (a) the bank has submitted a recapitalization request, along with a business plan and a detailed timetable for the implementation of the measures provided for in the business plan; (b) the recapitalization request has been approved by the Bank of Greece and notified to the EU, and the bank's business plan has been assessed by the Bank of Greece as viable and reliable; (c) the Bank of Greece deems that the advance payment of the contribution is necessary for the attainment by the bank of the capital adequacy requirements according to the decisions of the Bank of Greece, for the maintenance of the access of the bank to the monetary policy operation of the Eurosystem and for the stability of the Greek banking sector; and (d) the bank has executed the Presubscription Agreement with the HFSF regarding the recapitalization of the bank. In this case, the HFSF shall have the right to appoint up to two representatives in the bank's board of directors and may request from the bank any data and information it deems necessary in order to fulfill its purpose, carry out due diligence and generally exercise its rights. The advance amount shall be deposited in an account held by the bank at the Bank of Greece exclusively for the purpose of HFSF's participation in the above share capital increase, and shall be released upon certification of payment of the share capital according to par. 2 of article 11 and par. 3 of article 3(a) of Greek Company Law 2190/1920. Until its release, the HFSF's advance shall be used by the bank only to ensure its liquidity through sale and repurchase transactions with other banks or in the Eurosystem though the ECB or the Bank of Greece. On May 3, 2012, by Act 15 of the Cabinet, the minimum terms to be included in the Presubscription Agreement to be concluded between the HFSF, the Bank and the EFSF were determined.

        The representatives of the HFSF in a bank's board of directors have the right:

  a)
  to call the General Meeting of Shareholders;

  b)
  to veto any decision of the bank's board of directors:

  i.
  regarding the distribution of dividends and the remuneration policy concerning the chairman, the managing director and the other members of the board of directors, as well as the general managers and their deputies; or

  ii.
  where the decision in question could seriously compromise the interests of depositors, or impair the bank's liquidity or solvency or its overall sound and smooth operation (including business strategy, and asset/liability management);

  c)
  to request an adjournment of any meeting of the bank's board of directors for three business days in order to get instructions from the HFSF's Executive Committee, following consultation with the Bank of Greece;

  d)
  to request the convocation of the board of directors of the bank; and

  e)
  to approve the chief financial officer of the bank.

        The restrictions of Greek Law 3723/2008 with respect to distribution of dividends apply by analogy to banks for so long as they participate in the recapitalization framework of Greek Law 3864/2010.

        By virtue of the Presubscription Agreement, entered into by the Bank, the HFSF and the EFSF, the HFSF contributed five series of EFSF bonds with nominal amount of EUR 7,430.0 million, as an advance for participation in the Bank's future recapitalization. On December 20, 2012, the Bank of Greece stated by letter to the Bank that the total capital requirement of the Bank needed to achieve the minimum capital adequacy ratio, amounted to EUR 9,756.0 million. Taking into consideration the EUR 7,430.0 million of EFSF bonds already received, the remaining capital requirement needed amounted to EUR 2,326.0 million, whereas the HFSF, on December 21, 2012, contributed EFSF bonds, with a nominal amount of EUR 2,326.0 million as a supplementary advance payment for its participation in the Bank's future share capital increase.

        Furthermore, by virtue of the above Presubscription Agreement, the HFSF representative appointed to the Bank's Board of Directors will have the following additional power:

  •
  to participate in the meetings of the Audit Committee, the Risk Management Committee, the Human Resources and Remuneration Committee and the Corporate Governance and Nomination Committee of the Bank and in the Committee the Bank is required to constitute which will be responsible to supervise the application of the restructuring plan that will be approved by the HFSF and the Europoean Union;

  •
  to include items in the agenda of the meetings of the Board of Directors of the Bank and of the committees in which the HFSF's representative participates; and

  •
  to be informed monthly by the Executive Committee of the Bank about all transactions that have a material impact and have not been discussed by the Bank's Board of Directors and the committees in which the HFSF's representative participates and to receive the agenda and the minutes of the Executive Committee and the Strategy Committee regarding decisions on transactions having a material impact.

        Furthermore, by virtue of the above mentioned Presubscription Agreement, the Bank's statutory auditors have to be agreed to by the HFSF.

        For more information on the HFSF please see section below "Regulation and Supervision of Banks in Greece".

Risk of Implementing the Program

        The implementation of Program measures continue to be subject to a range of substantial risks including:

  •
  recessionary pressures are far more intense and prolonged than initially projected, taking a heavy toll on the fiscal adjustment effort, both on the revenue and expenditure sides, while the deterioration in labor market conditions is unprecedented (unemployment rate of 26.0% in the fourth quarter of 2012 and 27.2% in January 2013);

  •
  in the event of policy implementation deficiencies or shortfalls, or in the event that the economy takes longer to respond to labor market and supply-side reforms, recession is likely to be deeper than expected, leading to a higher debt trajectory and additional debt relief by the public sector, and/or a default on bonded debt;

  •
  market concerns regarding public debt sustainability may not dissipate despite substantial debt relief and significant debt reprofiling;

  •
  the process of internal devaluation and the restoration of competiveness—despite the rapid progress in wage cost containment—could be more prolonged than currently projected by the

    Program, investor sentiment could remain poor despite the reform efforts, or bank deleveraging could proceed at a more rapid-than envisioned, speed, undermining corporate investment and private sector sentiment;

  •
  implementation of the Program requires strong political will and public support in the upcoming years, which will be greatly challenged by already substantial social costs, due to austerity measures and prolonged recession. Against this backdrop, a potential demand from EU partners or the IMF for additional corrective measures or amendments of the Agreement underlying the Program, could destabilize the coalition government, possibly derailing the adjustment Program and;

  •
  the Hellenic Republic may continue to experience difficulty accessing the private capital markets, even if, for example, the time period for which the Program provides full funding has been extended further by approximately two years to 2016, in the context of a new agreement reached with the Troika in the fourth quarter of 2012. On a positive note, as was stated by the Eurogroup on November 27, 2012, Member States are committed to providing "adequate support to Greece during the life of the Program and beyond until (the country) has regained market access provided that Greece fully complies with the requirements and objectives of the adjustment";

  •
  economy-wide liquidity conditions are likely to remain tight against a background of closed interbank and wholesale markets and a decline in domestic bank deposits caused by uncertainty and the recession (by 21.7% for the period 2010 - 2012). To date, ECB liquidity has been sufficient to counterbalance the contraction of alternative liquidity sources through sufficient Eurosystem lending, while an ELA facility has been activated by the Bank of Greece since the third quarter of 2011. The loss of deposits may be much larger than envisaged and terms under which liquidity support is provided from the Eurosystem may be tightened or terminated;

  •
  sizeable uncertainty surrounds the short-term economic prospects in the Eurozone and the medium-term unconditional political commitment of Eurozone member partners including concerns about Eurozone member partners ability and determinacy to support the Greek effort in upcoming years and ensure Greek program financing and debt sustainability in the medium- to long-term. In this vein, the commitment of the IMF to participate in Program financing may be also be questioned in the future;

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

The Banking Services Sector in Greece

        The Greek banking sector has expanded rapidly since the 1990s, due to both deregulation and technological advances. This trend was reversed recently due to the country's fiscal crisis. As of April 2013, the date of the most recent available information from the Bank of Greece, there were 52 banks in Greece: 16 Greek commercial banks, 13 cooperative banks and 22 foreign banks (including branches of Bank of Cyprus, CPB and Hellenic Bank), as well as one specialized bank (source: Bank of Greece site, Statistics, List of MFIs).

Universal Banks

        Traditionally, commercial banks have dominated the Greek financial services market. However, specialized banks have expanded into commercial banking, thereby increasing competition in the market. The distinction between commercial and investment banks has ceased to formally exist and the Bank of Greece classifies all banks operating in Greece as "universal banks", with the exception of the Consignment Deposits and Loans Fund (which is a legal entity under public law, fully owned and controlled by the Hellenic Republic). Universal banks have been shielded to some degree from the deteriorating interbank lending conditions as they are able to access funding through deposits, in contrast to institutions that are unable to draw on such deposit bases.

        In October 2012, the Bank announced a voluntary offer for the acquisition of Eurobank, which was completed in mid-February 2013. (Source: NBG press releases on October 5, 2012 and February 18, 2013). On April 22, 2013, Eurobank's board of directors announced that it would propose at the general shareholders meeting on April 30, 2013, that all rights be issued without offering preemptive rights to the existing shareholders. This proposal was approved at the general shareholders meeting on April 30, 2013. As a result, the recapitalization of Eurobank through the HFSF will lead to our shareholding in Eurobank (in which we currently hold 84.4% following the Tender Offer) being reduced to a shareholding of less than 5%, with the HFSF having full voting rights in the Eurobank shares acquired. Consequently, following the recapitalization of Eurobank, we will cease being the majority shareholder and will not have control over the day-to-day operations and long-term strategic decision-making of Eurobank.

        As at the date hereof, there are three banks that are controlled, directly or indirectly, by the Hellenic Republic and the HFSF: Bank of Attica, New Proton Bank and New Hellenic Postbank. During the last two decades, the Hellenic Republic has proceeded with privatizing a large number of banks. The outbreak of the global financial crisis and, especially, the Greek sovereign debt crisis, had multiple negative effects on banking activities, leading to the consolidation of the banking sector. In March 2012, the Bank of Greece revoked the licenses of three cooperative banks, that were no longer viable, subjecting them to the special liquidation proceedings of article 68 of Greek Law 3601/2007 and ordering in parallel the transfer of some of their assets in accordance with article 63D of Greek Law 3601/2007. The Bank acquired all such assets following its participation in the relevant bidding process launched by the Bank of Greece (source: Bank of Greece press release on March 23, 2012). In July 2012, Piraeus Bank absorbed the healthy part of ATE Bank, which was controlled by the Hellenic Republic following its resolution (source: Piraeus Bank press release on July 27, 2012). In October 2012, Alpha Bank came to an agreement with Crédit Agricole for the acquisition of Emporiki Bank (source: Alpha Bank press release on October 17, 2012). The transaction closed in early 2013. In December 2012, Piraeus Bank acquired a 99.08 stake in General Bank from Societe Generale and proceeded to a compulsory tender offer for the remaining shares in March 2013 (source: Piraeus Bank press releases on December 14, 2012 and March 1, 2013). In March 2013, Piraeus Bank signed an agreement to acquire all of the Greek deposits, loans and branches of Bank of Cyprus, CPB and Hellenic Bank, including loans and deposits of their Greek subsidiaries (leasing, factoring and the Investment Bank of Greece (IBG)) (Source: Piraeus Bank press release on March 26, 2013). In April 2013, Piraeus Bank fully acquired Millennium Bank (Source: Piraeus Bank press release on April 22, 2013).

        In the years 2000 to 2008, many of the major Greek banks expanded internationally, establishing or enhancing their presence in SEE. In addition to the Bank's acquisition of controlling stakes in Finansbank and Vojvodjanska during 2006 and the first months of 2007, other Greek banks have proceeded with acquisitions of banks in the region. Eurobank became the owner of 100% of the shares of Nacionalna Stedionica Banca in Serbia in March 2007 and took control of over 90% of DZI Bank in Bulgaria in December 2006. Also, in March 2007, Eurobank concluded the purchase of a 99% stake of Universal Bank in Ukraine, and completed the acquisition of the majority of shares in Tekfenbank in

Turkey. Piraeus Bank acquired a nearly 100% stake in International Commerce Bank JSC in Ukraine in 2007, and Alpha Bank acquired the majority of shares of the Ukrainian OJSC Astra Bank in 2008. ATE Bank made its first expansion steps in SEE by acquiring a 20% stake in AIK Bank in Serbia and a stake of MindBank in Romania during the same year (source: banks' financial statements for 2006 and 2007).

        The economic downturn of the recent years has led the Greek financial institutions to make divestments, in order to shield their balance sheet against the new adverse conditions. In 2011, Eurobank announced its agreement with Raiffeisen Bank International AG in Poland ("RBPL") to dispose of 70% stake of its operations in the country (Polbank EFG) and exchange the remaining 30% stake for a 13% stake in the combined RBPL-Polbank EFG operations (source: Eurobank press release on February 3, 2011). The transaction was completed in April 2012 (source: Eurobank press release on April 30, 2012). Also in April 2012, Eurobank signed an agreement with Kuwaiti Burgan Bank, to dispose of its 70% holding in its Turkish subsidiary Eurobank Tefken which was completed in December 2012 (source: Eurobank press releases on April 9, 2012 and December 21, 2012). In June 2012, Piraeus Bank signed an agreement, with Investors Bancorp Inc, for the transfer of its 98.5% shareholding in its subsidiary Marathon Banking Corporation in New York, USA (source: Piraeus Bank press release on June 15, 2012). The transaction was completed in October 2012 (Source: Piraeus Bank press release on October 16, 2012). In June 2012, Emporiki Bank transferred its shareholdings in its subsidiary banks in Romania, Bulgaria and Albania to the Crédit Agricole Group (source: Emporiki Bank press release on June 14, 2012).

Foreign Banks

        In April 2013, according to data published by the Bank of Greece, there were 22 foreign owned or incorporated banks that were established in the Greek banking market (including branches of Bank of Cyprus, CPB and Hellenic Bank). As mentioned before, in March 2013 Piraeus Bank signed an agreement to acquire the operations of the three Cypriot banks in Greece, thus further reducing the number of foreign banks in the country. The majority of foreign banks operating in Greece have little presence in retail banking services.

Specialized banks

        The Consignment Deposits and Loans Fund, an autonomous financial institution organized as a public law legal entity under the supervision of the Ministry of Finance, is the only remaining specialized bank in Greece. Its activities include the acceptance of consignments in cash or in kind, the granting of housing loans to qualifying borrowers, primarily civil servants, and the support of regional development.

Non-Banking Institutions

        As of April 2002, Greek Law allows non-banking institutions that are licensed by the Bank of Greece to extend consumer credit or loan facilities. These institutions are in direct competition with universal banks in the consumer credit sector.

The Macroeconomic Environment and the Banking Services Sector in SEE and Turkey(3)

        The macroeconomic picture in South Eastern Europe-5 ("SEE-5", comprising Albania, Bulgaria, FYROM, Romania and Serbia) and Turkey was mixed in 2012.

        In SEE-5, economic activity stagnated and the banking sector performance deteriorated further; however, external imbalances receded. Subdued domestic demand and weakening external demand

(3)
Source: Published data from the Central Banks and the National Statistical Agencies of the related countries and processed by NBG. The SEE-5 weighted averages are based on NBG estimates of nominal EUR GDP in each country.

were behind the poor growth performance. The former reflected, inter alia, tight incomes and fiscal policy, lower foreign capital inflows, and weak credit activity, on the back of limited financing of the primarily foreign-owned banking sector by parent banks and bank tighter credit standards. The latter was due to the return in recession of the region's main trading partner, the Eurozone. As a result, real GDP in SEE-5 is estimated to have stagnated in 2012 following a moderate recovery in 2011 (up 2.1%), while the adjustment in external imbalances, started in 2009 in the wake of the global economic and financial crisis, continued, with the current account deficit standing at the sustainable level of 4.5% of GDP.

        The fundamentals of the SEE-5 banking sector weakened further in 2012, as i) the economy stagnated; ii) credit activity moderated (up only 3.0% in 2012 against 6.1% in 2011) on the back of banks efforts to contain the deterioration of their asset quality and protect their capital, and iii) domestic and external financing became more expensive. Indeed, the bottom line is estimated to have turned negative (EUR 40 million) in 2012 from positive (EUR 150 million) in 2011, the ratio of non-performing loans to total loans deteriorated further, ranging between 10.4% (FYROM) and 22.8% (Albania) in 2012 against 9.6% (FYROM) and 18.9% (Albania) in 2011, and the capital adequacy ratio weakened, ranging between 14.6% (Romania) and 17.3% (FYROM) in 2012 against 14.9% (Romania) and 19.1% (Serbia) in 2011.

        In Turkey, growth moderated sharply. However, external imbalances receded and banking sector performance strengthened further. The sharp economic slowdown was driven by weakening domestic demand, reflecting mainly tight liquidity conditions, as the authorities took measures to contain credit activity growth at 15% and to limit surging foreign capital inflows in order to avoid financial instability. As a result, real GDP growth is estimated to have eased sharply to 3% in 2012 from 8.5% in 2011 and the current account deficit narrowed markedly to 5.8% of GDP in 2012 from 10% of GDP in 2011. The improvement of the current account in 2012 was supported by gold (net) exports (1.0% of GDP), which could not be sustained, as Turkey is not a producer of gold.

        Despite this backdrop of weak economic growth and tight liquidity conditions (bringing lending growth down to 15.3% in 2012 from 31.4% in 2011), the Turkish banking sector succeeded to improve its already strong fundamentals and impressive performance. Specifically, the return on average equity ratio rose to 18.9% in 2012 from 18.0% in 2011, the non-performing loans-to-total loans ratio remained broadly unchanged from the 2011 level of 2.8%, and the capital adequacy ratio improved further to 17.9% in 2012 from 16.6% in 2011, well above the statutory threshold of 12.0%.

        Turkey remains dependent on external financing, and its economy is highly exposed to turnarounds in global activity and investor sentiment. Turkey's current account deficit is expected by the IMF to widen this year. In the event and provided that it continues to hinge on large portfolio inflows and a drawdown of bank and non-bank residents' assets abroad, as was the case in the past three years, Turkish assets will continue to be vulnerable to sudden shifts in global investor sentiment. As a result, there can be no assurance that Turkey will not experience volatility in domestic financial markets. Such likelihood would increase if international market turbulence continues and would have a negative impact on Finansbank's business and could adversely affect the Group's business, results of operations or financial condition.

Regulation and Supervision of Banks in Greece

        NBG Group is subject to financial services laws, regulations, administrative actions and policies in each location where the Group operates. The Bank of Greece is the central bank in Greece. It is responsible for the licensing and supervision of banks in Greece, in accordance with Greek Law 3601/2007 on licensing, operation, supervision and control of banks, Greek Law 3746/2009 on the Greek deposit and investment guarantee fund, Greek Law 3691/2008 on anti-money laundering provisions, Greek Law 3862/2010 on payment services and banks and other relevant laws of Greece, each as amended and in force. Also, in accordance with Greek Law 1266/1982 on organizations exercising monetary, credit and currency policy, the Bank of Greece has regulatory and supervisory powers relating to the operation of banks in Greece.

        Regulation of the banking industry in Greece has changed in recent years as Greek Law has changed largely to comply with applicable EU directives. In August 2007, the EU directives (2006/48/EC and 2006/49/EC) regarding the adoption of the revised Basel Capital Accord, known as Basel II, were incorporated into Greek Law relating to the business of banks and to the capital adequacy of investment firms and banks. Following this, on August 20, 2007, the Bank of Greece issued Governor's Acts specifying the details for the implementation of Basel II, which took effect from January 1, 2008. These Acts were amended during 2010, in order to adopt the respective amendments of the EU directives as regards risk management, own funds, capital adequacy and large exposures.

        The Bank has participated in the Hellenic Republic Bank Support Plan which aims at strengthening Greek banks' capital and liquidity positions. For more information concerning our participation in this plan, see "—The Hellenic Republic's Bank Support Plan" below. In addition, in relation to the Hellenic Republic's economic crisis and the adjustments concerning the Program, see Item 5, "Key Factors Affecting Our Results of Operations—The Hellenic Republic's Economic Crisis".

The regulatory framework

        Banks operating in Greece are required to:

  •
  observe the liquidity ratios prescribed by the Bank of Greece (Act No. 2614/2009 of the Governor of the Bank of Greece, which abolished Act No. 2560/2005 and took effect on July 1, 2009, as amended by Decision No. 285/2009 of the Banking and Credit Committee and Act No. 2626/2010 of the Governor of the Bank of Greece);

  •
  maintain efficient internal audit, compliance and risk management systems and procedures (No. 2577/2006 of the Governor of the Bank of Greece, as amended by Acts No. 2597/2007, 2595/2007, 2650/2012 and 2651/2012 of the Governor of the Bank of Greece and supplemented by Decisions No. 281/5/2009 and 285/6/2009 of the Banking and Credit Committee of the Bank of Greece);

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

        Under Greek Law 3601/2007, the Bank of Greece Governor's Acts and other relevant laws of Greece, the Bank of Greece, in the exercise of its control over Greek banks, has the power to conduct audits and inspect the books and records of banks. If a bank breaches any law or a regulation falling within the scope of the supervisory power attributed to the Bank of Greece, the Bank of Greece is empowered to:

  •
  require the relevant bank to take appropriate measures to remedy the breach;

  •
  impose fines (article 55A of the Articles of Association of the Bank of Greece, as amended by Act No. 2602/2008 of the Governor of the Bank of Greece);

  •
  appoint a commissioner;

  •
  revoke the license of the bank where the breach cannot be remedied; and

  •
  where deemed appropriate, implement the measures provided for in articles 62 etc, of Greek Law 3601/2007, as amended and currently in force.

        Greek Laws 4021/2011 and 4051/2012 have substantially amended the provisions of Greek Law 3601/2007 regarding the supervision, resolution and liquidation of banks. The new provisions of Greek Law 3601/2007, in general terms: (i) reinforce the supervisory powers of the Bank of Greece in addressing an actual or potential breach by banks of Greek Law 3601/2007 and the relevant decisions of the Bank of Greece; (ii) extend the role and powers of a commissioner appointed by the Bank of Greece to manage troubled banks and (iii) empower the Bank of Greece to take specific resolution measures vis-à-vis banks. These provisions aim to enhance the framework for the supervision and control of banks and to introduce resolution powers to the Bank of Greece in order to protect financial stability and public confidence in the Greek financial system.

        Pursuant to the amended provisions of Greek Law 3601/2007, the Bank of Greece has the following additional powers:

  (a)
  To require any bank actually or potentially failing to comply with the requirements set out by this law and/or the relevant decisions of the Bank of Greece to take the necessary actions or resolution measures at an earlier stage. In this context and, in addition to other measures already provided for in Greek Law 3601/2007 (such as prohibitions or restrictions on dividends), the Bank of Greece may itself prepare a resolution plan for the bank or require the bank to prepare a recovery plan, proceed with a share capital increase or seek the prior approval of the Bank of Greece for future transactions that the Bank of Greece finds might be detrimental to the solvency of the bank.

  (b)
  To appoint a commissioner to a bank for a period of up to 12 months. This period may be extended by up to six months by decision of the Bank of Greece. The commissioner will assess the bank's situation and take any necessary next steps, for example preparing the bank for any of the relevant resolution measures under the new law or placing it into special liquidation. The commissioner will be subject to the oversight of the Bank of Greece.

  (c)
  To extend by up to 20 days the period established by the commissioner for the bank to comply with some or all of its various obligations, if the bank's liquidity has been significantly reduced such that its own funds are insufficient to establish compliance during that initial period. The 20-day period may be further extended by 10 days by decision of the Bank of Greece.

  (d)
  To commence certain resolution measures to ensure the financial stability of and strengthen public confidence in the Greek financial system. In particular, the Bank of Greece may: (a) instruct the commissioner to proceed with a share capital increase by some specified time, with the negation of any preemptive rights of the existing shareholders; (b) compel the bank to transfer certain assets and liabilities to another bank or entity for consideration and by some specified time; (c) recommend that the Greek Minister for Finance establish on public interest grounds a transitional bank (the "TB"), to which all or part of the assets and liabilities of the bank will be transferred. The share capital of the TB will be fully paid by the HFSF, and the TB will be subject to the control of the HFSF and, if the HFSF ceases to exist, of the Hellenic Republic pursuant to the provisions of Greek Law 3864/2010. The TB may operate for a maximum period of two years, unless it is extended for two additional years by decision of the Minister of Finance, following a recommendation by the Bank of Greece.

  (e)
  To appoint a liquidator to manage the bank, if the bank's license has been withdrawn. The Credit and Insurance Committee of the Bank of Greece has issued a regulation for the special liquidation of banks (Government Gazette Issue 2498/4.11.2011), as amended by decision 21/2/4/11/2011 of the Credit and Insurance Committee of the Bank of Greece, which contains provisions regarding the liquidation of a bank.

        The circumstances under which the Bank of Greece may take corrective measures under Greek Law 3601/2007, as amended by Greek Laws 4021/2011, 4051/2012, 4063/2012, 4079/2012, 4093/2012 and 4099/2012, include, inter alia, the following:

  (a)
  if the bank fails or refuses to increase its Tier I capital, or impedes the Bank of Greece in its oversight role in any way;

  (b)
  if the bank commits serious or repetitive violations of Greek Law 4021/2011 or Bank of Greece decisions, or when there are doubts with respect to the sound and prudent management of the bank, such that its solvency, the interests of depositors or the overall financial stability or public confidence in the Greek financial system are put at risk;

  (c)
  if the bank has inadequate Tier I capital or is unable to service its obligations (and particularly to secure depositors' and creditors' fund);

  (d)
  if necessary for the protection of public confidence, particularly depositors, in the stability and proper operation of the Greek financial system; and

  (e)
  if necessary for the reduction of systemic risk or prevention of situations that might destabilize the Greek financial system, taking into account any prevailing bank and interbank market conditions.

        Whenever the Bank of Greece decides that any of the above circumstances have been met in the case of a particular financial institution, it must notify the HFSF and provide the HFSF with information about the financial situation of the bank, as well as any other information that the HFSF may need in order to apply any resolution measures. To this effect, the Bank of Greece and the HFSF will execute a memorandum providing the information that must be exchanged between them and the details of their cooperation.

        The shareholders or the creditors of the bank who believe that their financial position has deteriorated following the implementation of any resolution measures may request compensation from the Hellenic Republic in an amount that would restore them to the financial position they would have been in if a special liquidation had instead taken place.

        The regulatory framework has been affected by the new recapitalization framework and the creation of the HFSF (see Item 5, "Key Factors Affecting Our Results of Operations—The Hellenic Republic's Economic Crisis").

  The Hellenic Republic's Bank Support Plan

        In November 2008, the Greek Parliament passed Greek Law 3723/2008 setting forth the Hellenic Republic Bank Support Plan initially at the amount of EUR 28 billion and following increases thereof, at the amount of EUR 98 billion. The law was passed with the goal of strengthening Greek banks' capital and liquidity positions in an effort to safeguard the Greek economy from the adverse effects of the international financial crisis. Moreover, the Hellenic Republic Bank Support Plan was revised by Greek Laws 3844/2010, 3845/2010, 3872/2010, 3965/2011, 4021/2011, 4063/2012 and 4093/2012 and ministerial decisions no. 132624/B.527/2010, 29850/B.1465/2010, 59181/B.2585/24.12.2010, 29264/B.1377/2011, 57376/B.2355/29.12.2011, 57863/B.2535/29.12.2011, 5209/B.237/2012, 32252/B.1132/2012 and 57126/B.2421/28.12.2012, which rendered preference shares of Pillar I referred to below not mandatorily redeemable, increased the return on the preference shares of Pillar I, amended the payment of dividends prohibition, increased the total amount that can be provided by the Hellenic Republic under Pillar II referred to below, extended the veto power of the state's representative on the decisions of the Board of Directors, extended the duration of the period for participation in the Hellenic Republic's Bank Support Plan until June 30, 2013, and increased the commission paid to the Hellenic Republic for Hellenic Republic guarantees provided for under Pillar II from July 1, 2010 onwards.

        The Hellenic Republic Bank Support Plan, as currently applicable, is comprised of the following three pillars.

        Pillar I: up to EUR 5 billion in capital designed to increase Tier I ratios.    The capital will take the form of non-transferable voting redeemable preference shares with a 10% fixed return. Pursuant to article 1 of Greek Law 4093/2012, the above 10% fixed return is payable in any case, notwithstanding the provisions of Greek Company Law 2190/1920 as currently in force, save for article 44A of Greek Company Law 2190/1920, unless the payment of the relevant amount would result in the reduction of the core Tier I of the bank below the prescribed minimum limit.

        The shares are to be redeemed at the subscription price either within five years after their issuance or earlier with the approval of the Bank of Greece. In accordance with Ministerial Decision 54201/B2884/2008, as amended by Ministerial Decision 21861/1259B/2009 (Government Gazette Issue B 825/4.5.2009), the preference shares will be redeemed in their original subscription price for Greek government bonds or cash of equal value. At the time the preference shares are redeemed for Greek government bonds, the nominal value of the bonds must be equal to the initial nominal value of the bonds used for redeeming the preference shares. Moreover, the maturity of the bonds should be the redemption date or within a period of up to three months from this date. In addition, on the redemption date for the preference shares, the market price of the bonds should be equal to their nominal value. If this is not the case, then any difference between their market value and their par value will be settled in cash between the bank and the Greek government after liquidation. On the date of redemption, the fixed dividend return (10%) will also be paid to the Hellenic Republic.

        On May 3, 2010, the Greek parliament passed Greek Law 3844/2010 amending Greek Law 3723/2008 to render preference shares not mandatorily redeemable. However, if the preference shares are not redeemed within five years from their issuance and if the participating bank's General Meeting of Shareholders has not approved their redemption, the Greek Minister of Finance will impose, pursuant to a recommendation by the Bank of Greece, a gradual cumulative increase of 2% per year on the 10% fixed return provided for during the first five years from the issuance of the shares to the Hellenic Republic. The issue price of the preference shares will be the nominal value of the ordinary shares of the last issue of each bank. Pursuant to decision No. 54201/B2884/2008 of the Minister of Finance, as currently in force, the banks will be required to convert the preference shares into ordinary shares or another class of shares if the redemption of the preference shares as described above is impossible, because the Tier I capital of those banks after such redemption would be less than the level set by the Bank of Greece. The conversion ratio will only be determined at the time of conversion and the full dilutive effect of any such conversion will therefore only be known at that time.

        Pillar II: up to EUR 85 billion in Hellenic Republic guarantees in accordance with Greek Law 3965/2011.    These guarantees will guarantee new borrowings (excluding interbank deposits) concluded until June 30, 2013 (whether in the form of debt instruments or otherwise) and with a maturity of three months to three years. These guarantees will be granted to banks that meet the minimum capital adequacy requirements set by the Bank of Greece as well as criteria set forth in Decision No. 54201/B2884/2008 of the Minister of Finance, as currently in force, regarding capital adequacy, market share size and maturity of liabilities and share in the SME and mortgage lending market. The terms under which guarantees will be granted to financial institutions are included in Decision Nos. 2/5121/2009, 29850/B.1465/2010 and 5209/B.237/2012 of the Minister of Finance.

        Pillar III: up to EUR 8 billion in debt instruments.    These debt instruments will have maturities of less than three years and will be issued by the Public Debt Management Agency by June 30, 2013, to participating banks meeting the minimum capital adequacy requirements set by the Bank of Greece.

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

        Participating banks that use either the capital or guarantee facility will have to accept a government-appointed member of the Board of Directors as state representative. Such representative will be in addition to the existing members of the Board of Directors and will have veto power on strategic decisions or decisions resulting to a significant change in legal or financial position of the Bank and for which the shareholders approval is required. The same veto power applies to corporate decisions relating to the dividend policy and the compensation of the Chairman, the Managing Director and the other members of the Board of Directors of the participating banks, as well as its General Directors and their deputies. However, the state appointed representative may only utilize its veto power following a decision of the Minister of Finance or if he considers that the relevant corporate decisions may jeopardize the interests of depositors or materially affect the solvency and effective operation of the participating bank. Moreover, the state appointed representative has full access to the bank's books, on reports for restructuring and viability, medium-term funding needs of the Bank as well as on reports for the level of financing of the Greek economy. Furthermore, the representative of the Hellenic Republic has full access to the books and the data, the restructuring reports, the plans for the medium-term financing needs of the Bank, as well as to data relating to the funding level to the economy.

        Also, during that period, dividend payouts for those banks will be limited to up to 35% of distributable profits of the participating bank (at the parent company level). According to the provisions of article 28 of Greek Law 3756/2009, as amended by article 39 par. 4 of Greek Law 3844/2010 and decision 20708/B/1175/23.4.2009 of the Minister of Economy and Finance, banks participating in the Hellenic Republic Bank Support Plan were allowed to distribute dividends to ordinary shareholders only in the form of shares, but excluding treasury shares, for the financial year ended on December 31, 2008 and 2009. These provisions did not apply to the payments of dividends in respect of preference shares issued by banks and traded on foreign organized markets. However, these cannot be treasury shares. See Item 8.A, "Consolidated Statements and Other Financial Information—Policy on Dividend Distributions". Pursuant to article 19 of Greek Law 3965/2011 and article 4 of Greek Law 4063/2012, the distribution of dividends for the financial years ended 2010 and 2011 was also restricted to share distributions.

        Furthermore, according to article 28 of Greek Law 3756/2009, during the period of the banks' participation in the plan to enhance liquidity according to Greek Law 3723/2008, the buyback of the participating banks' shares is forbidden. However, by virtue of article 4 of Greek Law 4079/2012, the prohibition above does not apply for the repurchase of preference equity shares that have been issued as redeemable, if this acquisition is intended to strengthen the Core Tier I capital of participating banks, as determined by the individual, generally applicable, decisions of the Bank of Greece, and if the Bank of Greece has granted its consent.

        To monitor the implementation of the Hellenic Republic's Bank Support Plan, Greek Law 3723/2008 provided for the establishment of a supervisory council (the "Council"). The Council is chaired by the Minister of Finance. Members include the Governor of the Bank of Greece, the Deputy Minister of Finance, who is responsible for the Greek General Accounting Office, and the state representative at each of the participating banks. The Council convenes on a monthly basis with a mandate to supervise the correct and effective implementation of the Hellenic Republic's Bank Support Plan and ensure that the resulting liquidity is used for the benefit of the depositors, the borrowers and the Greek economy overall. Participating banks which fail to comply with the terms of the Hellenic Republic's Bank Support Plan will be subject to certain sanctions, while the liquidity provided to them may be revoked in whole or in part.

        Towards the end of 2008, the Bank, together with Eurobank, Alpha Bank, Piraeus Bank and ATE Bank, among others, announced that it would participate in the Hellenic Republic's Bank Support Plan.

        According to a resolution adopted by shareholders at an extraordinary General Meeting held on January 22, 2009, the Bank issued 70 million redeemable preference shares at a par value of EUR 5.00 each, with the cancellation of the preemptive rights of the existing shareholders in favor of the Hellenic Republic. Furthermore, on December 22, 2011, an extraordinary General Meeting approved a) the share capital increase by EUR 1,000.0 million through the issue of additional 200 million Redeemable Preference Shares at a nominal value of EUR 5.00 each with the cancellation of the preemptive rights of the existing shareholders in favor of the Hellenic Republic, and b) the revocation of the decision of an extraordinary General Meeting held on November 26, 2010 regarding the repurchase by the Bank of the 70 million Redeemable Preference Shares in favor of the Hellenic Republic. On December 30, 2011, following the above decision, the Bank issued the 200 million Redeemable Preference Shares at a nominal value of EUR 5.00 each. Both issues were fully subscribed by the Hellenic Republic, through the transfer by the latter to the Bank of an equivalent amount of Greek government bonds, in accordance with Greek Law 3723/2008. For more information concerning the effects of our participation in the Hellenic Republic Bank Support Plan, see Item 10.J, "Relationship with the Hellenic Republic—Hellenic Republic as Shareholder".

        Other Greek banks participating in the Hellenic Republic Bank Support Plan accessed Pillar I, are as follows: Eurobank by EUR 950 million, Alpha Bank by EUR 940 million, Piraeus Bank by EUR 750 million (in two tranches), and Attica Bank by EUR 100 million. Moreover, ATE Bank, which is now in special liquidation, while some of its assets and liabilities have been transferred to Piraeus Bank, also utilized the facilities of the Hellenic Republic Bank Support Plan by increasing its share capital by EUR 675 million. Proton Bank, which has been placed under special liquidation, while some of its assets and liabilities have been transferred to the transitory bank "New Proton Bank S.A.", also utilized the facilities of the Hellenic Republic Bank Support Plan by increasing its share capital by EUR 80 million. Hellenic Postal Savings Bank, which has been also placed under special liquidation, while some of its assets and liabilities have been transferred to the transitory bank "New Hellenic Postal Savings Bank S.A.", utilized the facilities of the Hellenic Republic Bank Support Plan by increasing its share capital by EUR 225 million. Emporiki Bank, a subsidiary of Credit Agricole S.A., which has been recently acquired by Alpha Bank, has not utilized the facilities of the Hellenic Republic Bank Support Plan but proceeded with a share capital increase by EUR 850 million in 2009.

  Monitoring Trustee

        In terms of the Program, the Hellenic Republic undertook a series of commitments towards the EC regarding Greek banks under restructuring, including the appointment of a Monitoring Trustee, for each bank, who acts on behalf of the EC and aims to ensure the compliance of the Bank with the aforementioned commitments. The Monitoring Trustee is responsible for the compliance of the Bank with Greek Company Law 2190/1920 on the sociétés anonymes, the corporate governance provisions and in general the banking regulatory framework, and monitors the organizational structure of the Bank in order to ensure that the internal audit and risk management departments of the Bank are fully independent from commercial networks. In order to fulfill the above role, the Monitoring Trustee has the right to attend the meetings of the audit committee and risk management committee of the Bank as an observer, to review the annual audit plan and may require additional investigations, to receive all reports emanating from internal control bodies of the Bank and is entitled to interview any auditor.

Furthermore, the Monitoring Trustee monitors the commercial practices of the Bank, with a focus on credit policy and deposit policy. Accordingly, the Monitoring Trustee has the right to attend the meetings of the credit committees of the Bank as an observer, and to monitor the development of the loan portfolio, the maximum amount that can be granted to borrowers, the transactions with related parties and other relevant matters. The Monitoring Trustee also has access to all the relevant credit files and the right to interview credit analysts and risk officers. Furthermore, Monitoring Trustee monitors the management policy of legal cases of the Bank. As a result, our management's discretion is subject to further oversight and certain decisions may be constrained by powers accorded to the Monitoring Trustee.

Interest Rates

        Under Greek Law, interest rates applicable to bank loans are not subject to a legal maximum, but they must comply with certain requirements intended to ensure clarity and transparency, including with regard to their readjustments. Specifically, Act of the Governor of the Bank of Greece No. 2501/31.10.2002 regarding customers information requirements on the terms of their transactions provides that banks operating in Greece should, inter alia, determine their interest rates in the context of the open market and free competition rules, taking into consideration the risks undertaken on a case by case basis, potential changes in the financial conditions and data and information specifically provided by contractors for this purpose. Furthermore, Decision of the Banking and Credit Committee of the Bank of Greece No. 178/19.7.2004 clarifies Acts of the Governor of the Bank of Greece Nos. 1087/1987, 1216/1987, 1955/1991, 2286/1994, 2326/1994 and 2501/2002 concerning, among other things, the determination of interest rates and customer information requirements. Specifically, this decision expressly provides that the determination of the maximum limit for banking interest rates by administrative authorities, or their correlation with the maximum limit for non-banking interest rates, is not compatible with the principles governing the monetary policy of the ECB's system. Banking interest rates are freely determined taking into consideration the estimated risks on a case by case basis, the current conditions on financial markets and the overall operational liabilities of banks.

        Limitations apply to the compounding of interest. In particular, the compounding of interest with respect to bank loans and credits only applies if the relevant agreement so provides and is subject to limitations that apply under article 30 of Greek Law 2789/2000 (as amended by article 42 of Greek Law 2912/2001 and article 47 of Greek Law 2873/2000) and article 39 of Greek Law 3259/2004 (as supplemented by article 8 of Greek Law 3723/2008). It is also noted that with respect to interest rates of loans and other credits, Greek banks must also apply article 88 of Greek Law 3601/2007.

Secured Lending

        The provisions of legislative decree 17.7/13.08.1923 regulate issues regarding the granting of loans secured by in rem rights. Since 1992, article 26 of Greek Law 2076/1992, as amended by Greek Law 3601/2007, has permitted banks to grant to customers loans and credit that are secured over real estate and movable assets of the debtor (including cash).

        Mortgage lending is extended mostly on the basis of mortgage pre-notations, which are less expensive and easier to record than mortgages and may be converted into full mortgages upon final non appealable court judgment.

Restrictions on the Use of Capital

        The compulsory commitments framework of the Bank of Greece has been amended in line with Eurosystem regulations. Effective as of July 10, 2000, commitment ratios are determined by category of deposits to clients instead of a single ratio of 12% previously in force for commercial banks. The commitment ratio is 2% for all categories of deposits to clients comprising the commitment base, with the exception of the following categories to which a zero ratio applies:

  •
  deposits with agreed maturity over two years;

  •
  deposits redeemable at notice over two years;

  •
  repos; and

  •
  debt securities with agreed maturity over two years.

        This commitment ratio applies to all banks.

Restrictions on Enforcement of Granted Collateral

        According to Greek Law 3814/2010, the forced auctions initiated either by banks or by companies providing credit or by their assignees to satisfy claims not exceeding EUR 200,000 were suspended until and including June 30, 2010. Following successive extensions that were granted pursuant to the relevant provisions (article 40 of Greek Law 3858/2010, article 1 of Greek Law 3949/2011, article 46 of Greek Law 3986/2011, article 1 of Greek Law 4047/2012 and article 5 of the legislative act dated 18.12.2012, the above suspension has been extended until December 31, 2013. As at December 31, 2012, outstanding balances that could be subject to this treatment were EUR 1,200.2 million (December 31, 2011: EUR 365.7 million).

        Furthermore, enforcement of collateral has been affected by Greek Law 3869/2010 regarding restructuring of individuals' debt through a court application. As at December 31, 2011, customers that had applied to the court under the provisions of Greek Law 3869/2010 had outstanding balances of EUR 286.0 million and as at December 31, 2012 EUR 839.0 million.

Amendments to the Law on Banking

        Greek Law 3601/2007 transposed onto pre-existing Greek banking legislation the Directives of the European Parliament and Council 2006/48/EC relating to the taking up and pursuit of the business of banks and 2006/49/EC on the capital adequacy of investment firms and banks. This law was amended several times over the past few years. First, Greek Law 4002/2011 added provisions concerning governance and internal control systems. Specifically, banks should implement remuneration policies and practices that promote sound and efficient risk management and provide sufficient information with respect to the remuneration of its staff to the Bank of Greece, according to its instructions (as explicitly stipulated in Governor's Act No 2650/19.1.2012, which incorporated Directive 2009/111/EC relating to remunerations).

        In addition to the above, Greek Law 4021/2011 transposed onto Greek banking legislation Directive 2009/111/EC of the European Parliament and Council, which amended Directives 2006/48/EC, 2006/49/EC and 2007/64/EC, regarding banks affiliated to central institutions, certain items of common equity, large exposures, supervisory arrangements, and crisis management. As a result, Greek Law 3601/2007 was amended as follows: (i) the level of supervisory convergence and cooperation at the EU level was enhanced by the implementation of colleges of Supervisors, implemented for the first time into Greek banking legislation for the purpose of reaching agreement on key supervisory tasks; (ii) Bank of Greece is required to adopt standards and recommendations developed by the European Banking Authority, or to provide appropriate explanation for not doing so; and (iii) the notion of significant branches of banks was defined with respect to financial crises and systemic risk mitigation.

        Greek Law 3601/2007 was also amended by Greek Laws 4021/2011 and 4051/2012 to enhance the supervision and control of banks and to introduce resolution powers to ensure financial stability and public confidence in the Greek financial system. Specifically, Greek Law 4021/2011: (i) reinforces the Bank of Greece's supervisory powers in addressing an actual or potential breach by a bank and in taking any necessary or appropriate resolution measures at an earlier stage; (ii) extends the role and powers of the commissioner appointed to manage a bank; and (iii) empowers the Bank of Greece to take specific resolution measures vis-à-vis banks. On the other hand, Greek Law 4051/2012 aims to clarify the procedures to be used to evaluate assets and liabilities and for the opening balance sheets of transitional banks established in accordance with Article 63E of the Law on Banking.

        Lastly, according to new provisions in article 27 of Greek Law 3601/2007, as amended by Greek Law 4051/2012, the Bank of Greece has the ability to determine the percentage of the total of risk-weighted assets that must be covered by a bank's own funds. Subsequently, the Bank of Greece Governor's Act 2654/29.2.2012 was issued establishing the relevant minimum percentage of such funds at 9% starting September 30, 2012, and at 10% starting June 30, 2013, which was, though, subsequently abolished by Act 2664/28.09.2012 of the Governor of the Bank of Greece. On March 28, 2013, the Executive Committee of the Bank of Greece issued the decision 13/28.03.2013 (published in the Government Gazette issue B'708/28.03.2013), which reset the percentage of the total of risk-weighted assets that must be covered by a bank's own funds at 9%. The provisions of this decision came into force on March 31, 2013.

        Furthermore, Greek Law 4079/2012 provides that banks should have sufficient funds of their own to cover settlement risk exposure, not only for trading portfolio as currently applicable, but for the entirety of their business activities. The provisions of Greek Law 4079/2012 also imposed a new obligation on banks to adopt appraisal policies which will ensure that any published information will provide the market with comprehensive information and data relating to their risk profile. Otherwise, they must disclose the necessary data and information, which in their opinion are necessary for this purpose, in addition to those identified under criteria set by the Bank of Greece.

The Hellenic Financial Stability Fund

        The HFSF was established by Greek Law 3864/2010 as a private law entity and it is governed by Greek Law 3864/2010, as amended by Greek Laws 3870/2010, 3899/2010, 4021/2011, 4031/2011, 4051/2012, 4056/2012, 4063/2012, 4079/2012, 4092/2012, 4093/2012, and 4099/2012. The primary objective of the HFSF is the maintenance of the stability of the Greek banking system by supporting the capital adequacy of both Greek banks and subsidiaries of foreign banks lawfully operating in Greece and by providing capital support to transitional banks established in accordance with article 63E of Greek Law 3601/2007, pursuant to relevant amendment by Greek Law 4021/2011. The liquidity support provided under Greek Law 3723/2008 or under the operating framework of the Eurosystem and the Bank of Greece does not fall under the scope of the HFSF. The HFSF will cease to exist on June 30, 2017. In the case that after the HFSF initial expiration date there are share certificates representing ownership rights for the warrants in force, the HFSF duration would be automatically extended for one year. The Minister of Finance can decide to extend the HFSF duration for a maximum of two years if this would be deemed necessary for fulfilling the role of the HFSF.

        HFSF's capital:    In accordance with Greek Law 3864/2010, the HFSF's capital is EUR 50 billion, consisting of funds raised by the Program by virtue of Greek Law 3845/2010, it shall be gradually paid in by the Hellenic Republic and shall be evidenced by instruments which shall not be transferable until the expiry of the term of the HFSF. The operational expenses of the HFSF shall be paid by the HFSF itself. After the expiry of the HFSF's term and the completion of the liquidation process, the HFSF's capital and assets will be transferred to the Hellenic Republic by operation of law.

        Organizational issues:    In accordance with Greek Law 3864/2010, the HFSF is managed by a seven-member General Council and a three-member Executive Committee. The General Council consists of two members (including the Chairman of the Executive Committee), having international experience in banking issues, one member being representative of the Ministry of Finance, one member nominated by the Bank of Greece and one more person, whereas the three-member Executive Committee consists of two members, including the CEO, having international experience in banking or resolution issues of banks and one member nominated by the Bank of Greece. The members of the General Council and the Executive Committee shall be selected by a committee consisting of an equal number of representatives of the Ministry of Finance and the Bank of Greece following a public call for expression of interest and they shall be appointed by decision of the Minister of Finance; a representative from the European Committee as well as the European Central Bank may also participate in the aforementioned committee. Euro Working Group's prior consent is required for the appointment of the members of the General Council and the Executive Committee, as well as the renewal of their term of office, excluding the appointment of the Ministry of Finance representative in the General Council and the member nominated by the Bank of Greece. The members of both the aforementioned bodies must be reputable persons and not engaged in activities incompatible with their participation in the said bodies, set out in article 4 paragraph 7 of Greek Law 3864/2010, as in force.

        The term of the members of the General Council and the Executive Committee is five years, renewable until June 30, 2017.

        The members of the General Council and the Executive Committee, except for the representative of the Ministry of Finance, operate independently in the exercise of their powers and do not search for or receive mandates from the Greek government or other governmental entity or financial institution supervised by the Bank of Greece and they are not subject to any influence whatsoever. The General Council provides information, at least twice a year and in any other case deemed necessary, to the Minister of Finance, the European Commission and the European Central Bank regarding the progress of its mission. The General Council informs, via prospectuses issued every two months, the Minister of Finance who is further informed by the Chairman or the Managing Director, following prior request.

  Provision of Capital Support by HFSF

  Activation of the Capital Support Provision

        The capital support provision is activated following relevant request of the bank of which the sustainability has been assessed by the Bank of Greece, following suggestion of the Bank of Greece.

        This request must necessarily be accompanied by: (a) a business plan which defines the ways in which the bank will ensure viability over the following three to five years under conservative assumptions and has been assessed as viable and credible by the Bank of Greece, substantiating the amount of the necessary capital support and containing a detailed description of the measures that the bank intends to take as soon as possible in order to maintain and enhance its solvency, through, inter alia, a share capital increase (and through capital support from the HFSF), the sale of the bank's sectors and/or restoration of its profitability through decreasing expenses, risks or ensuring the support from other companies of the group, and (b) a detailed timetable for the implementation of the measures laid down in the business plan.

        The HFSF may suggest amendments to the bank's business plan, following discussions with the Bank of Greece, which must be adopted by the bank. The HFSF, following a decision by the Bank of Greece, may grant a certificate by virtue of which it undertakes to participate in the said bank's share capital increase for the amount determined by the Bank of Greece. The HFSF grants this certificate if (a) the bank's business plan has been assessed by the Bank of Greece as viable and credible, (b) the Bank of Greece has approved the capital support request and such request has also been communicated to the European Commission and (c) the Bank of Greece considers the granting of certificate as necessary in order for the bank not only to be a going concern and be able to comply with the capital adequacy requirements according to the decisions of the Bank of Greece but also to maintain the stability of the Greek financial system. The abovementioned commitment of the HFSF ceases to be valid in case, for any reason whatsoever, the license of the bank is revoked or the procedure for such revocation has been initiated prior to the commencement of the procedure for the share capital increase. In the event that HFSF grants such commitment, the HFSF is entitled following granting of the certificate and until the completion of the agreed share capital increase of this bank (a) to appoint up to two representatives in the Board of Directors of the bank with the same powers that the HFSF's representative will have when the HFSF participates in the bank's share capital via ordinary shares and with the right to suggest to the Board of Directors of the bank the necessary measures to ensure the HFSF's interests and supervise the implementation of such measures and (b) to ask from the bank any data and information deemed necessary for the fulfillment of its objective, to carry out due diligence and generally exercise its rights regarding provision of information and performance of on-site inspections pursuant to article 11 of Greek Law 3864/2010, as amended and in force. The HFSF has the same rights in case it advances the contribution to the agreed share capital increase.

        Following the finalization of the terms and conditions of the share capital increase, the provision of the requested capital support is without prejudice to the compliance with the EU's legislation regarding state aid and the practices followed by the EU.

        The bank applying for capital support must draw up a detailed restructuring plan or amend the plan already submitted to the European Commission, which is then approved by the HFSF and submitted for approval by the Ministry of Finance to the European Commission.

        The implementation of the plan must not exceed three years which may be extended for a period of two years by a decision of the HFSF, following consultation with the Bank of Greece and provided that the extension is approved by the European Commission.

        The HFSF monitors and assesses the proper implementation of the restructuring plan and it is further required to provide to the Ministry of Finance any necessary information and details, in order to meet the information requirements towards the European Commission.

  Advance Payment of HFSF Participation in the share capital increase of a bank

        The HFSF, in view of its participation in the capital support of a bank which has been deemed viable by the Bank of Greece, may advance its contribution or part of such contribution and up to the amount determined by the Bank of Greece, without observing the procedure regarding exchange of comments and amendments to the business plan and prior to the finalization of the terms of the increase, following decision of the Bank of Greece, provided that: (a) a request for capital injection, accompanied by business plan and detailed timetable for its implementation has been submitted by the bank, (b) such request has been approved by the Bank of Greece and it has been communicated to the European Commission and the aforementioned business plan has been assessed by the Bank of Greece as viable and reliable, (c) the Bank of Greece considers the advance payment of the contribution necessary, in order to protect the stability of the banking system and ensure the contribution of the banking system to growth and real economy, and (d) the bank has concluded with the HFSF and EFSF, as a third party, the Presubscription Agreement.

        In the context of this requirement, the 15th Act of Cabinet dated May 3, 2012 has defined the minimum terms that must be included in the Presubscription Agreement to be concluded between HFSF, Greek banks and EFSF pursuant to article 6 par. 10 of Greek Law 3864/2010 as follows:

  •
  The obligation of the bank to proceed with the share capital increase through the issuance of ordinary shares or contingent convertible securities or other convertible financial instruments according to the provisions of Greek Law 3864/2010 and Cabinet Act 38/9.11.2012, proceeding, if applicable, with a prior reduction of the share capital and the number of existing shares.

  •
  The amount of HFSF's contribution to be paid in advance with respect to the forthcoming share capital increase of the bank through EFSF securities.

  •
  The commitment of the parties to observe the state aid rules and the relevant decisions of the Directorate General for Competition of the European Committee with respect to the compatibility of the calculation method of the securities' value and their anticipated return with internal market.

  •
  The acceptance by the bank of the use of the contributed securities exclusively for liquidity purposes through sale and repurchase transactions with market counterparties or in the Eurosystem though the ECB or the Bank of Greece.

  •
  The safeguarding of HFSF's rights according to article 6 par. 9 of Greek Law 3864/2010 during the period which follows the contribution of the HFSF's advance until the certification of the payment of the share capital increase and the taking by the bank of the required corporate resolutions and approvals for the implementation of the relevant decisions, especially the appointment of two representatives of HFSF in the bank's board of directors.

  •
  The undertaking by the bank of the obligation to cover the cost and any expenses regarding the implementation of the Presubscription Agreement and the advance payment, including tax liabilities.

  •
  Upon completion of the share capital increase, in case of transfer by HFSF of securities issued by the bank, the right of HFSF and EFSF to claim the retransfer of EFSF's securities through unilateral written declaration addressed to the bank.

  •
  The right of HFSF and EFSF to claim the assignment of the right of the bank to repurchase the EFSF's securities through unilateral written declaration addressed to the bank.

  •
  The prior consent of HFSF towards any announcement regarding the Presubscription Agreement and any actions provided therein.

  •
  The right of HFSF to offer to EFSF as security the assignment of any claims arising out of the Presubscription Agreement.

  •
  The right of HFSF to claim the return of the advance payment in case of non completion of the share capital increase, as well as in case (a) any of the conditions of article 6 par. 10 subpar. 1 is not satisfied or (b) the conditions of par. 1 of this Act are breached.

  •
  The undertaking by the bank of the obligation to avoid any action that may cause a dilution of HFSF's participation in the bank's share capital, save for those provided in the business plan of article 6 par. 2 of Greek Law 3864/2010 or in case of HFSF's written consent, and the maintenance of such restrictions for a period of at least 18 months after the share capital increase.

  •
  The rights and the obligations that continue to exist after the end or the termination of the Presubscription Agreement.

  •
  The agreement upon the legal force, the binding force and the enforceability of the Presubscription Agreement.

  •
  Any other terms, usual in agreements of similar content.

        The advanced contribution shall be deposited in an account of the bank held in the Bank of Greece exclusively for the purpose of the HFSF's participation in the abovementioned capital support and it shall be released upon certification of payment of the (share) capital. If the contribution consists of securities held in the Dematerialized Securities System of Greek Law 2198/1994, as blocked account in the Bank of Greece, it is considered either the one held by the bank itself as holder in the Dematerialized Securities System of Greek Law 2198/1994, or the one held by the Bank of Greece, as holder of the aforementioned System, in its capacity as trustee of the bank. Until the release of the aforementioned contribution to the capital support of the bank, such contribution shall be exclusively disposed to ensure liquidity through sale and buyback transactions with market counterparties (ensuring the right to buy back the same securities under the terms of the buyback transaction) or even via the European Central Bank or the Bank of Greece, within the Eurosystem. In such a case, the Operation Regulation of the System for Monitoring Transactions in Book-Entry Securities is applied, as in force from time to time. It is noted that the HFSF has the same rights as in the case referred to above regarding the granting of a certificate by virtue of which it undertakes to participate in the share capital increase of the bank for an amount determined by the Bank of Greece. If the participation of the HFSF in the capital support is less than the amount advanced, as well as in the event that the capital support does not take place, the HFSF is entitled to refund of the remainder or the whole amount as appropriate, at a rate set by decision of the Minister of Finance, following recommendation of the Bank of Greece and the opinion of the HFSF. In the event that the operation license of the bank is revoked prior to completion of the capital support and a transitional bank is set up under the provisions of article 63E of Greek Law 3601/2007, the EFSF securities which had been granted as advanced contribution of the HFSF constitute property of the transitional bank.

        The abovementioned procedure regarding advance, partially or in whole of HFSF's contribution to intended capital support of a bank is applied following decision of the Bank of Greece, issued following consent of the European Commission and the EFSF and it is published in the Government Gazette.

        In addition, banks that had received capital support from the HFSF were required in 2012 to pay to the HFSF a lump sum amounting to EUR 555.6 million, according to Greek Law 4093/2012, which amended Greek Law 3864/2010 and in this context the Bank was required to pay to the HFSF the amount of EUR 115.6 million.

  Type of Capital Support

        The capital support that may be granted by the HFSF shall be provided through the participation of the HFSF in the increase of the share capital of a bank having applied for capital support through the issuance of ordinary shares or contingent convertible bonds or contingent convertible securities or other convertible financial instruments. The corporate decision of the bank for the aforementioned increase is taken by the General Meeting of the Shareholders under simple quorum and majority and it cannot be revoked, whilst the deadlines regarding convocation and filing of documents with supervisory authorities are shortened to one third of the deadlines laid down in the law.

        The details regarding the terms for the subscription by the HFSF for the ordinary shares and the CoCos issued by banks under Greek Law 3864/2010, were determined in November 2012 by Cabinet Act No. 38/09.11.2012 (Government Gazette Issue 223 A/12.11.2012).

        In particular, the HFSF will subscribe for the unsubscribed ordinary shares that will be issued following the share capital increase of a bank applying for capital support pursuant to the provisions of Greek Law 3864/2012, provided that each of the following requirements are met:

  •
  The total amount of the increase, taking into consideration the above par amounts, shall be determined by the bank and it shall not:

  (i)
  be less than the amount determined by the Bank of Greece and which is required in order for the Core Tier I ratio of the bank to amount at a rate of at least 6%, without including the preference shares issued under Greek Law 3723/2008 and the CoCos issued by the bank pursuant to Greek Law 3864/2010, and

  (ii)
  be higher than the amount corresponding to the total capital needs of the bank, as these are prescribed by the Bank of Greece.

  •
  The subscription price of the ordinary shares which will be subscribed by the HFSF, will be determined by the bank and, with respect to banks with listed shares, the subscription price shall be equal to or less than the lower of the following prices:

  (i)
  50% on the average trading price of the share during the 50 trading days prior to the date of the determination of the subscription price of the shares, and

  (ii)
  the closing price of the share on the regulated market on the trading date prior to the date of the determination of the subscription price of the shares.

  •
  The subscription price of the ordinary shares for the investors participating in the share capital increase, save for the HFSF, cannot be lower than the subscription price of the ordinary shares subscribed for by the HFSF.

        Pursuant to the aforementioned Cabinet Act, the average trading price of the ordinary share of a bank is defined as a fraction having as the numerator the sum of the product on a daily basis of the closing price multiplied by the trading volume of the share for each day of a certain period and having as the denominator the sum of the daily trading volume for each day of a period, as reflected in the relevant regulated market. The calculation referred to above does not take into account the transactions of blocks of shares.

        The CoCos will be issued following a decision of the General Meeting of Shareholders of the bank and subscribed for by the HFSF. Their issuance may precede or follow the completion of the share capital increase through issuance of ordinary shares. These bonds will be issued at par value, will be of indefinite term with no expiry date, unless redeemed or converted into shares, and will incorporate direct, unsecured, unsubordinated claims of their holder towards the bank. The bonds shall be held only by the HFSF or the bank in case the latter exercises its buyback right.

        The total nominal value of the convertible bonds will be determined by the bank and in no case will be higher than the amount deriving from the difference between the amount of the total capital needs of the bank, as set forth by the Bank of Greece under the scope of Cabinet Act No. 38/09.11.2012 and the amount defined by the Bank of Greece as necessary, in order for the Core Tier I ratio of the bank to amount at least to 6%.

        The CoCos shall be included as part of the Core Tier I of the bank. The net profits of the issuance of the bonds will be used by banks for the enhancement of the Core Tier I ratio at levels determined by the Bank of Greece, taking also into account the suggestions of the European Banking Authority.

        Five years after the issue date of the CoCos, the outstanding capital of CoCos will be compulsorily converted into ordinary shares of the bank. The conversion price of the CoCos into ordinary shares of the bank will be equal to 50% of the subscription price of the ordinary shares to be issued under the share capital increase of the bank pursuant to the provisions of Greek Law 3864/2010 and will be subscribed for by the HFSF. If the CoCos are issued prior to the share capital increase, the conversion price shall be equal to 50% of the average trading price of the share during the 50 trading days preceding the issue date of the bonds and shall be readjusted automatically at the 50% of the subscription price of the ordinary shares be issued under the share capital increase of the bank pursuant to the provisions of Greek Law 3864/2010, if the share capital increase is completed and the minimum private sector investment is achieved. If the share capital increase through the issuance of ordinary shares pursuant to the provisions of Greek Law 3864/2010 does not take place, the conversion price of the bonds will be equal to 25% of the average trading price of the share during the 50 trading days preceding the issue date of the bonds.

        These bonds will return contractual interest calculated at an annual rate of 7%, increased by 50 basis points per annum. In any case, the bank will be entitled to decide not to pay interest on the bonds. In such a case, the interest shall not be due and no termination event of the bond loan will apply, but all bonds shall be mandatorily converted (both principal and interest) into ordinary shares of the bank, at a conversion price equal to 65% of the average trading price of the share during the 50 trading days preceding the date on which the interest shall be due and payable.

        If a viability or an exceptional event takes place with respect to the bank, all bonds shall be mandatorily converted into ordinary shares of the bank. A viability event will occur in case a decision is taken with respect to the provision of capital support to the bank by the public sector or the provision of other relevant support, without which the bank is not viable according to the Bank of Greece. An exceptional event will occur in case the Core Tier I ratio, provided for by EBA/REC/2011/1 recommendation of the European Banking Authority becomes lower than 7%.

        The HFSF shall immediately convert all bonds it holds into ordinary shares of the bank in cases where, although the bank proceeds with a share capital increase pursuant to the provisions of Greek Law 3864/2010, the minimum required private sector involvement in the share capital increase is not achieved.

        For so long as there are CoCos, the bank will not pay any dividends to the common shareholders and any sum that is normally available for distribution to the common shareholders, shall be disposed pro rata for the payment of the interests of the bonds, the interests or the dividends to investors of the same rank and the buyback of bonds and securities held by creditors of the same rank as the CoCos.

        The obligations of the bank referred to above will cover any distribution to the common shareholders, including especially any dividend or asset distribution, buyback of shares and return of share capital, subject to the dividends of the ordinary shares issued pursuant to article 1 of Greek Law 3723/2008 in favor of the Hellenic Republic and the buyback of redeemable preference shares if this acquisition aims at enhancing the Core Tier I of the banks.

        Following the enactment of the new European framework for the preventive supervision of banks and investment services companies, the bonds shall be included as Common Equity Tier I, at levels prescribed by the Bank of Greece. An exceptional event will occur if the Common Equity Tier I becomes lower than 5.125%.

        The HFSF shall ensure that banks receiving capital support from the HFSF take steps to achieve restructuring, merger or acquisition, or transfer of their business to another financial institution within 24 months from recapitalization.

        The capital support provided in accordance with this article, through the participation of the HFSF in the increase in share capital of a bank or the conversion of the CoCos or the removal of limitations on the HFSF in exercising its voting rights from the shares it will own, shall be exempt from the requirement of submission of tender offer under the provisions of Greek Law 3461/2006 (A 106). For the period that the HFSF holds ordinary shares with limited voting rights, such shares cannot be the subject of a tender offer and are not taken into account in the calculation of the triggering thresholds for launching a tender offer.

        If the participation of the private sector investors in the share capital increase is at least equal to 10% of the amount of the capital increase (or more, which shall be determined by means of a Cabinet Act), the HFSF shall have the following rights:

  a)
  to exercise its voting rights in the General Meeting of Shareholders only for decisions regarding amendments to Articles of Association, including capital increase or reduction or providing proxy powers to the Board of Directors to that effect, merger, division, conversion, revival, extension of duration or dissolution of the company, assets' transfer, including the sale of subsidiaries, or any other matter that requires an increased majority as provided in Greek Company Law 2190/1920 on sociétés anonymes. The HFSF fully exercises the voting rights, without the above restrictions, in the following cases: (i) private sector investors do not participate in the aforementioned share capital increase as described above, (ii) if all CoCos are mandatorily converted to shares and the bank does not successfully complete, within six months following the conversion date, a share capital increase, including premium amounts, for an amount equal to at least 10% of the sum of the total nominal value of the convertible securities that have been capitalized and the total value (nominal value and premium) of the share capital increase and; (iii) if it is concluded, following a decision of the members of the General Council of the HFSF, that the bank is in breach of material obligations included in the restructuring plan or its implementation,

  b)
  to issue share certificates representing ownership rights for the ordinary shares subscribed for as referred to above; such certificates can be subscribed for by the private sector investors participating in the share capital increase, at the ratio of its participation in the share capital increase. The certificates representing ownership rights of the shares will constitute securities having the HFSF as issuer and they will be freely transferable. Each certificate incorporates the holder's right to buy from the HFSF a predetermined number of ordinary shares of the bank that the HFSF has acquired due to its participation in the share capital increase of this bank according to Greek Law 3864/2010 (call option). The beneficiaries of the certificates shall receive by the HFSF, free of charge, one certificate per each new ordinary share of the bank. The certificates shall be delivered to the beneficiaries at the time of delivery of the new ordinary shares. The call option rights will be exercised within fifty four (54) days following the issue date of the bonds, biannually. Call option rights that would not have been exercised up until that date will automatically cease to be valid and the certificates are annulled by the HFSF. Without prejudice to the transfers which will take place due to the exercise of the call option right, the HFSF will not be able to transfer the shares which are subject to the call option right, for a period of 36 months after the issue date of the bonds.

        For as long as the HFSF holds shares with limited voting rights, it submits the notifications that are required under the rules for publicly disclosing significant changes in the participation of listed companies, and within the same framework, it discloses any change in the number of shares and voting rights in the banks, to which it has provided capital support at the end of the calendar month, during which it acquired or disposed shares. The shareholders of the banks that have received capital support from HFSF are required to disclose any changes in the voting rights they own compared to the total number of shares and voting rights, except for the HFSF ones, as they have been disclosed based on the above.

  Disposal of shares and bonds

        The HFSF will decide on the way and procedure for disposing its shares at a time it deems appropriate and in any case within five years from its participation in the increase of the bank's capital increase, in case the participation of the private sector investors in the share capital increase is at least equal to 10% of the amount of the share capital increase (or more, provided that the relevant Cabinet Act is issued) and if the above do not apply, within two years from its participation in the increase of the bank's capital. The disposal may take place gradually or one-off, at the HFSF's discretion, so long as all shares are disposed of within the time limits referred to above. The disposal of shares within the time limits stipulated above may not be made to any entity belonging directly or indirectly to the Hellenic Republic, in accordance with Greek Law. The disposal shall be carried out with a view to protect the interests of the Hellenic Republic, to strengthen the financial stability and ensure a level-playing field in the financial sector.The Minister of Finance, following a proposal by the HFSF, can extend these periods.

  Powers of the HFSF

        The HFSF's representative has the following powers following the provisions of Greek Law 3864/2010 as in force on the date of this document:

  •
  to call the General Meeting of Shareholders of the Bank;

  •
  to veto any decision of the Bank's Board of Directors:

  (a)
  regarding the distribution of dividends and the remuneration policy concerning the chairman, the managing director and the other members of the Board of Directors, as well as the general managers and their deputies; or

  (b)
  where the decision in question could seriously compromise the interests of depositors, or impair the Bank's liquidity or solvency or its overall sound and smooth operation (including business strategy, and asset/liability management);

  •
  to request an adjournment of any meeting of the Bank's Board of Directors for three business days in order to get instructions from the HFSF's Executive Committee, following consultation with the Bank of Greece;

  •
  to request the convocation of the Board of Directors of the Bank;

  •
  to approve the appointment of the chief financial officer of the Bank;

        Furthermore, by virtue of the Presubscription Agreement, the HFSF representative appointed to the Bank's Board of Directors will have the following additional power:

  •
  to participate in the meetings of the Audit Committee, the Risk Management Committee, the Human Resources and Remuneration Committee and the Corporate Governance and Nomination Committee of the Bank and in the Committee the Bank is required to constitute which will be responsible to supervise the application of the restructuring plan that will be approved by the HFSF and the Europoean Union;

  •
  to include items in the agenda of the meetings of the Board of Directors of the Bank and of the committees in which the HFSF's representative participates; and

  •
  to be informed monthly by the Executive Committee of the Bank about all transactions that have a material impact and have not been discussed by the Bank's Board of Directors and the committees in which the HFSF's representative participates and to receive the agenda and the minutes of the Executive Committee and the Strategy Committee regarding decisions on transactions having a material impact.

        Furthermore, by virtue of the above mentioned Presubscription Agreement, the Bank's statutory auditors have to be agreed to by the HFSF.

        The restrictions of Greek Law 3723/2008 with respect to distribution of dividends apply by analogy to banks for so long as they participate in the recapitalization framework of Greek Law 3864/2010.

The PSI

        Within the context of implementation of the PSI, several legislative acts were enacted. First, Greek Law 4046/2012 was enacted on February 14, 2012 and its purpose was to enable the voluntary bond exchange between the Hellenic Republic and certain private sector investors, as described in the statement of the Euro Summit dated October 26, 2011.

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

        In addition to the above, it should be noted that under the collective action clauses, the proposed amendments would become binding upon the holders of all the Hellenic Republic's Greek-law governed debt securities issued prior to December 31, 2011 identified in the Act No. 5 of the Ministerial Council approving the PSI invitations, if at least two-thirds (2/3) by face amount of a quorum of these bonds, voting collectively without distinction by series, approved the proposed amendments.

        The publication in the Government Gazette (Issue B No. 50 dated March 9, 2012) of the decision of the Ministerial Council Act No. 10 dated March 9, 2012 followed. According to this Act, Bank of Greece, as process manager, confirmed and ratified the decision of the Bondholders of eligible debt securities to consent to the proposed amendments in accordance with Greek Law 4050/2012, Ministerial Council Act No. 5 and the relevant invitations. As a result, according to the provisions of Greek Law 4052/2012 this decision applies vis-à-vis any third party, binds all holders of eligible debt securities and supersede all contrary provisions of law or contractual terms.

        Additionally, the Hellenic Republic after the confirmation and certification by the Bank of Greece, accepted the consents received and amended the terms of all of its Greek Law governed bonds, including those not tendered for exchange pursuant to the invitations, since the above mentioned quorum, in relation to the participation of the Bondholders in the decision making process, was achieved. Subsequently Ministerial Decision No. 2/20964/0023A was issued for the implementation of the amendment procedure of the eligible debt securities and the issuance of new bonds and GDP-linked securities. The abovementioned Ministerial Decision provided the details of the new debt securities as well as a list with the ISIN numbers of all the new debt securities, their duration and worth. Moreover, individual bondholders were called to convert their titles. Lastly, it should be underlined that the new bonds and the GDP-linked securities are admitted for trading on the ATHEX and the Electronic Secondary Securities Market operated by the Bank of Greece.

Debt buyback

        The Greek Public Debt Management Agency unveiled the terms of the buyback on December 3, 2012. The offer entailed exchanging the 20 designated bonds resulting from the PSI, (with a total outstanding value of EUR 62 billion at par) with 6-month, zero-coupon, EFSF notes. For each EUR 1,000 principal amount of a designated bond, the bondholder will receive EFSF notes with a principal amount equal to 1,000 times the purchase price expressed as a percentage of the par value of the original PSI bond. The purchase prices range from 32.2% to 40.1% depending on the maturity. The amount of EFSF notes to be issued is set at EUR 11.3 billion. The exchange was settled on Tuesday, December 11, 2012. The exchange aims at providing a cumulative debt relief of about 9% of GDP by 2020 according to official documents circulated in the Eurogroup meeting.

Guidelines for Capital Requirements

        In June 2004 the Basel Committee issued a revised capital adequacy framework and in June 2006, the Basel Committee issued its final proposals on capital standards, known as "Basel II". Basel II promotes the adoption of certain enhanced risk management practices. It introduces counterparty-risk sensitive, conceptually sound approaches for the calculation of capital requirements that take into account the sophistication of risk management systems and methodologies applied by banks.

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

        The Basel II framework was implemented in the EU in June 2006 by means of EU Directives 2006/48 and 2006/49 ("CRD 1"). These EU directives were transposed in Greece in August 2007 by means of Greek Law 3601/2007. Following the adoption of Greek Law 3601/2007 on August 20, 2007, the Governor of the Bank of Greece issued Governor's Acts relating to the implementation of Basel II. These Governor's Acts took effect on January 1, 2008.

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

        In December 2010, the Basel Committee issued two prudential framework documents ("Basel III: A global regulatory framework for more resilient banks and banking systems", December 2010 and "Basel III: International framework for liquidity risk measurement, standards and monitoring", December 2010) which contain the Basel III capital and liquidity reform package. The so called Basel III documents were revised in June 2011. Furthermore, the European Parliament and the Council of Europe issued and published for consultation in May 2012 a new version of directive (CRR, CRD—known as CRD IV), which incorporates the amendments that have been proposed by the Basel Committee (Basel III). It should be noted that a new updated version of CRD IV (CRD, CRR) was issued in March 26, 2013. According to CRD IV, the proposed changes shall be implemented gradually ("phase-in arrangements") within the period from 2013 to 2019. Some of the proposed changes include:

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

  •
  Forward-looking provisioning.  The Committee is promoting stronger provisioning practices through three related initiatives. First, it is advocating a change in the accounting standards towards an expected loss ("EL") approach. Second, it is updating its supervisory guidance to be consistent with the move to such an EL approach. Third, it is addressing incentives to stronger provisioning in the regulatory capital framework;

  •
  Central counterparties.  To address the systemic risk arising from the interconnectedness of banks and other financial institutions through the derivatives markets, the Basel Committee is supporting the efforts of the Committee on Payments and Settlement Systems ("CPSS") and International Organization of Securities Commissions ("IOSCO") to establish strong standards for financial market infrastructures, including central counterparties ("CCPs"). A 2% risk-weight factor is also introduced to certain trade exposures to qualifying CCPs (replacing the current 0% risk-weighting). The capitalization of bank exposures to CCPs will be based in part on the compliance of the CCP with the IOSCO standards (since non-compliant CCPs will be treated as bilateral exposures and will not receive the preferential capital treatment referred to above), and are expected to be finalized by September 2011. As mentioned above, a bank's collateral and mark-to-market exposures to CCPs meeting these enhanced principles will be subject to 2% risk-weight, and default fund exposures to CCPs will be capitalized based on a risk-sensitive waterfall approach;

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

  •
  The Basel III proposals have been assessed at EU level. The European Commission has published several consultation and other policy documents indicating its intention to implement the Basel III standards throughout the EEA by way of further changes to the Directives 2006/48/EC and 2006/49/EC and/or additional regulations. The latest draft legislative proposals were published on May 21, 2012 (CRD 4). Commission's aim is to create for the first time a single set of harmonized prudential rules which Banks throughout the EU must respect.

  •
  The directive on the undertake and pursuit of the business of Insurance and Reinsurance "Solvency II" (Directive 2009/138/EC) of November 25, 2009, is a fundamental review of the capital adequacy regime for the European insurance sector business. When implemented the capital structure and overall governance of the Group's life assurance business will alter significantly and this may have an impact on the capital structure of the Group. Although, the date of transposition was initially October 31, 2012, the Directive 2012/23/EE stated that the date for transposition into national law is June 30, 2013. Further, January 1, 2014 is the date of application and subsequent removal of the existing relevant insurance and reinsurance directives.

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

Additional Reporting Requirements for Banks

        Following the adoption of Basel II guidelines, the Governor of the Bank of Greece issued Act No. 2606/2008 determining the new reporting requirements for banks in Greece. This Act was recently replaced by Act 2651/20.01.2012 applicable from December 31, 2011. The requirements include the following reports:

  •
  capital structure, special participations, persons who have a special affiliation with the bank and loans or other types of credit that have been provided to these persons by the bank;

  •
  own funds and capital adequacy ratios;

  •
  capital requirements for credit risk, counterparty credit risk and delivery settlement risk;

  •
  capital requirements for market risk of the trading portfolio (including foreign exchange risk);

  •
  information on the underlying elements of the trading portfolio;

  •
  capital requirements for operational risk;

  •
  large exposures and concentration risk;

  •
  liquidity risk;

  •
  Interbank market details;

  •
  financial statements and other financial information;

  •
  covered bonds;

  •
  internal control systems;

  •
  prevention and suppression of money laundering and terrorist financing;

  •
  information technology systems; and

  •
  other information.

        The Bank submits to the Bank of Greece a full set of regulatory reports both at Bank level and at Group level, on a quarterly basis. Some of the above references are submitted on a monthly basis at Bank level.

  Capital Requirements in Our Foreign Markets

        Banking regulations in Turkey are evolving in parallel to the global changes and international regulatory environment. The requirements of Basel II have been in effect in Turkey since June 2012. In addition, Serbia fully adopted the Basel II framework as of January 1, 2012. Romania, Bulgaria and Cyprus, in their capacity as EU members, have already adopted the Basel II framework.

Deposit and Investment Guarantee Fund

        The Hellenic Deposit Guarantee Fund (the "HDGF") commenced its operations in September 1995. Pursuant to Greek Law 3746/2009 as currently in force, the Hellenic Deposit and Investment Guarantee Fund (the "HDIGF") operates as a private law entity and a general successor of the HDGF provided for by article 2 of Greek Law 2832/2000. The HDIGF has its registered seat in Athens, is supervised by the Minister of Economy, is not a state organization or a state owned legal entity and does not belong to the Greek public sector, as the latter is defined from time to time. It is managed by a seven-member board of directors. One of the Deputy Governors of the Bank of Greece is appointed as the Chairman of HDIGF's board of directors. Of the remaining six members, one comes from the Ministry of Finance, three from the Bank of Greece and two from the Hellenic Bank Association. Members of the above board of directors are appointed by a decision of the Minister of Economy and have a five-year tenure. The HDIGF's founding organizations are the Bank of Greece and the Hellenic Bank Association, which participate in the fund's constitutive capital at 60% and 40%, respectively.

        According to Greek Law 3746/2009, the HDIGF was founded with the objective to indemnify (1) depositors of banks participating in the HDIGF obligatorily or at their own initiative who are unable to fulfill their obligations towards their depositors and (2) investors—clients of banks, in relation to the provision of investment services from these banks in case the latter are unable to fulfill their obligations from the provision of covered investment services. Greek Law 4021/2011, which amended Greek Law 3746/2009, expanded the HDIGF's scope, to cover the provision of financing to banks placed under the resolution measures of articles 63D' and 63E' of Greek Law 3601/2007. Thus, apart from the already existing Depositors' Coverage Branch and Investors' Coverage Branch, a Resolution Branch was further established and funded by contributions from banks. All authorized banks in Greece are obliged to participate in the aforementioned branches of the HDIGF.

        The maximum coverage level for each depositor under Greek Law 3746/2009 is EUR 100,000, taking into account the total amount of its deposits with a bank minus any due and payable obligations towards the latter. This amount is paid to each depositor as an indemnity irrespective of the number of accounts, the currency, or the country of operation of the branch in which it holds the deposit. The HDIGF also indemnifies the investors-clients of banks participating in the HDIGF with respect to claims from investment services falling within the scope of Greek Law 3646/2009, up to the amount of EUR 30,000 for the total of claims of such investor, irrespective of covered investment services, number of accounts, currency and place of provision of the relevant investment services. The HDIGF is funded by the following sources: its founding capital, the initial and annual contributions of banks obligatorily participating in the HDIGF and special resources coming from donations, liquidation of the HDIGF's claims, additional contributions and loans.

Settlement of business and corporate debts

        Greek Law 3816/2010, passed in January 2010, allowed the settlement of professional and corporate debts, which were either due (from January 1, 2005 onwards) or not due to banks by natural or legal persons. To take advantage of the relevant provisions, an application must have been submitted by the debtor to the relevant bank by April 15, 2010.

        In particular, the law provides, among other things, that:

  •
  compound and delinquent interest not paid by January 26, 2010, is written off for loans or credit up to EUR 1.5 million which became due between June 30, 2007 and January 26, 2010. The duration of repayment of the above debts depends on certain factors including without limitation whether the relevant agreement has been terminated or whether a debit-and-credit account has been opened. For the first two years of the settlement period only interest is paid. Also, the security already created remains in force; and

  •
  for loans or credit which became due between January 1, 2005 and June 30, 2007, there is an additional requirement to pay an amount equal to 10% of the outstanding balance excluding compound and delinquent interest, by May 15, 2010.

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

Settlement of amounts due by indebted individuals

        On August 3, 2010, Greek Law 3869/2010 was put in force (Government's Gazette A, 130/3.8.2010) with respect to the "settlement of amounts due by indebted individuals". The law allows the settlement of amounts, due to banks by individuals evidencing permanent inability to repay their debts, by arranging the partial repayment of their debts for four years and writing off the remainder of their debts, provided the terms of settlement are agreed. All individuals, both consumers and professionals, are subject to the provisions of Greek Law 3869/2010, with the exception of individuals already subject to mercantile law.

        This relevant regulatory regime, as amended by article 85 of Greek Law 3996/2011, allows the settlement of all amounts due to banks (consumer, mortgage and commercial loans either promptly serviced or overdue), as well as those due to third parties with the exception of debts from intentional torts, administrative fines, monetary sanctions, debts from taxes and charges due to the state or levies to Social Security funds. Furthermore, it should be noted that, according to the stipulations of Greek Law 4019/2011, to the above exceptions from settlement are added loans granted from Social Security funds under the provisions of articles 15 and 16, Greek Law 3586/2007.

        Debts must have been contracted more than one year before the application date and relief may be used only once. In order to qualify for relief, the debtor must have proposed a voluntary settlement with creditors without success in the six months preceding the application. Banks must deliver a full credit analysis of their claims (including capital, interest and expenses) within five working days from the debtor's request.

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

        If, following the submission of an application by the debtor for debt settlement, any enforcement proceedings against his or her property are initiated or carried out, the court, upon the debtor's petition for injunction, may order the suspension of such enforcement proceedings until the debt settlement decision is released, provided that the court considers that the debtor will be subject to some debt settlement and that the enforcement proceedings will cause substantial harm to the debtor.

        Regarding housing loans, the court may order the suspension of enforcement proceedings, if the loan agreement has not terminated or there are no debts due, whether or not any portion of the monthly installment payments have become due from the relevant loan decision date until the court's decision on the debt settlement. The court may take into account the debtor's income.

        Proper performance by the debtor of the obligations under the settlement plan releases the debtor from any remaining unpaid balance of the claims, including claims of creditors who had not announced their claims. On application by the debtor, the court certifies such release. If the debtor delays performance of the obligations under the settlement plan for more than three months or otherwise disputes the settlement plan, the court may order cancellation of the settlement plan, upon the application of any creditor submitted within four months of the breach. A cancellation has the effect of restoring the claims to the amount prior to ratification of the settlement plan, subject to deduction of any amount paid by the debtor.

        The rights of creditors against co-borrowers or guarantors are not affected, unless such co-borrowers or guarantors are also subject to the same insolvency proceedings. Co-borrowers and guarantors have no rights of recourse against the debtor for any amount paid by them. The rights of secured creditors are not affected.

        Pursuant to Greek Laws 3910//2011, 3986/2011, 4047/2012 and the legislative act dated December 18, 2012 (Government Gazette Issue A 246/2012), which amended article 19 of Greek Law 3869/2010, until December 31, 2013 no enforcement is permitted over the debtor's only residence, as long as the latter does not exceed the specified "first home" tax allowance increased by 50%. In addition, pursuant to article 46 of Greek Law 3986/2011 the restriction of enforcement over the only residence refers to all natural persons, without taking into consideration whether they are subject to mercantile law or not.

Payment Services in the Internal Market

        Directive 2007/64/EC on the Payment Services Directive ("PSD") provides for common rules on electronic payments (e.g. payments through the use of debit card or money transfers) in 30 European countries (i.e. countries of the EU, Iceland, Norway and Lichtenstein). The PSD regulates in detail the information that must be provided to the users of the payment services and renders the payments faster and more secure. It also permits to the new entities called "payment institutions" (e.g. companies of money transfers, retailers, telecommunication companies) to provide payment services in parallel to banks as "payment services providers". The PSD covers any kind of payment through electronic means and no cash, from transfer of credit and direct charge orders to payments through the use of a card (including credit cards), wire transfers and payments through the use of a mobile phone and internet, excluding the payments with cash and checks. Payments in every European currency, not only Euro, are covered, under the condition that the payment service providers of both the payer and the payee are located in one of the 30 European countries.

        The PSD was incorporated into Greek Law by Greek Law 3862/2010, in accordance with which every payment service provider, including the Bank, is obliged to ensure in an accessible form a minimum level of information and transparency regarding the provided payment services, under specific terms and conditions. The new legislative regime also provides further protection regarding the rights of the users of the payment services.

        More specifically, customers receive, free of charge, in paper or in electronic form, the Framework Contract, which describes in detail the terms under which the payment services are provided. These terms are ones mandated by law and applicable to existing contracts with customers, to the extent that these contracts include the provision of payment services, and override any contrary agreement. Customers have the right to raise objections within two months after the notification of the Framework Contract to them, should he not wish to continue trading with the bank without bearing any liability, unless the parties had already agreed to comply with the terms of a preceding contract, which in any case cannot have a duration of more than one (1) month.

        Customers are provided with the necessary background information prior and after the signing of the payment services contract. Consequently, customers are able to easily compare the terms offered and choose the option that better satisfies their needs. Customers are not burdened with any costs to be provided with all the mandatory information or the one regarding the resolution and preventive measures that can be taken so as to ensure the proper execution of payment orders.

        Customers have the right to reclaim the amount of money transferred in cases where:

  •
  Unauthorized credit of the customer's account was used for the purchasing of products or services;

  •
  Authorized credit of the customer's account for the purchase of products or services, (a) did not mention the exact amount of the payment transaction and (b) the amount of the payment transaction exceeded the amount reasonably expected by the customer, taking into account previous spending patterns, the Framework Contract's terms and the circumstances of the specific case;

        There was a non-execution or defective execution of the payment transaction by the Bank.

Consumer Services

        Directive 2008/48/EC on credit agreements for consumers and repealing Council Directive 87/102/EEC, as amended by Directive 2011/90, provides for increased consumer protection in the context of consumer credit transactions and prescribes, among others, the inclusion of standard information in advertising, the provision of pre-contractual and contractual information to consumers.

        It was incorporated into Greek legislation by Ministerial Decision Z1-699 (Government Gazette Issue B; 917/23.6.2010) with effective date June 23, 2010. Banks must have complied with the provisions of the relevant articles of the Ministerial Decision by August 31, 2010.

        The Decision Z1-699 does not apply to certain types of credit agreements, such as agreements for amounts lower than EUR 200 or higher than EUR 75,000, credit agreements under the terms of which the credit has to be repaid within three (3) months and only minor charges are debited, credit agreements that are secured with real estate, credit agreements between employer and employee, rental or leasing agreements under which the consumer has no obligation to purchase the leased property.

        The aforementioned Decision contains specific provisions regarding the provision of standard information for the advertising of credit agreements, and the minimum information that should be provided to consumers so as to enable them to compare different offers. In order for the consumers to make informed decisions, they must receive adequate information in a clear and precise manner through standard information that should be available to them prior to execution of the agreement, including the total amount of credit, the terms governing money withdrawals, duration, interest rate, and relevant examples. The credit agreements should be executed in writing or by any other relevant means.

        Furthermore, consumers should behave responsibly throughout the term of the credit agreement, taking into account the unique conditions of the relevant credit market. Banks must also monitor and assess every individual consumer's credit ability and creditworthiness.

        Consumers have the right to withdraw from their contracts within fourteen (14) days without providing any justification. In order to withdraw from their contracts, consumers must inform the bank and pay the capital and any accrued interest calculated from the date of the granting of the credit up to the date of its repayment, without any undue delay and at the latest within thirty (30) days from the date of notification to the bank. In the case of interrelated credit agreements, there is an interdependent relationship between the purchase of products or services and the credit agreement concluded for this reason. Consumers have the right to fulfill the entirety of part of their obligations before the date specified in the agreement. In case of early partial or full repayment, creditors are entitled to recover any expenses that will be incurred and are directly linked to the early repayment, taking into account, however, any gains stemming from the same cause.

        The Decision Z1-699 has been amended by ministerial decision Z1-111/7.3.2012 (Government Gazette Issue B627/2012), which incorporated into Greek Law the provisions of Directive 2011/90/EU of the Commission of November 14, 2011.

Corporate legislation

        Two new Greek Laws introduce important amendments to corporate legislation.

        Greek Law 3884/2010, which incorporated into national law Directive 2007/36/EC, facilitates the exercise of shareholders' rights at the general meetings of listed companies, and accordingly provides for:

  •
  the electronic recording of the date of becoming a shareholder by the central custodian/depository company;

  •
  the abolishment of restricting/depositing shares as a requirement for shareholders to participate and exercise their voting rights in general meetings;

  •
  the ability (as stipulated in the articles of association) to participate in general meetings by electronic means, without physical presence (such participation may be effected by real-time transmission of the general meetings or by real-time two-way communication), as well as for the casting of votes electronically or by correspondence;

  •
  the timely publication of the convocation of general meetings, and the publication on the internet site of each listed company of all necessary documents and information;

  •
  the participation of shareholders through proxies, with the proxy holder being required to disclose to the company any fact which may be useful to assess the risk that the proxy holder may pursue interests other than those of the shareholder he represents (i.e., conflicts of interest);

  •
  listed companies to publish the voting results of each general meeting, on their internet sites within five days also including information on the manner of voting (e.g., number of votes cast in favor of and against each resolution or number of abstentions);

  •
  the minority shareholders' right to place items on the agenda of general meetings for all companies, including listed companies, and the obligation of the Board of Directors of listed companies to provide resolutions to shareholders for items included on the initial or the revised agenda; the Board of Directors may not satisfy these minority rights if their content is contrary to law or moral conventions; and

  •
  the ability of the Board of Directors to reply to shareholders' questions when there is no obligation to provide information, if the relevant information is available on the company's internet site in a question and answer format.

        In addition to the above, Greek Law 3873/2010, which incorporated into Greek Law Directives 2006/46/EC on annual and consolidated accounts and 2007/63/EC on the independent expert's report for the merger or division of public limited liability companies, states that companies whose securities are traded in a regulated market must include a corporate governance statement in their annual report. Moreover, a corporate governance statement is now mandatory in the annual report of the Board of Directors that contains, for example, information on the corporate governance code and practices of the company, the main features of the company's internal control and risk management systems and information on the general meetings of shareholders, the Board of Directors and other administrative, management and supervisory bodies of the company.

        Furthermore, according to Greek Law 3873/2010, additional information must be included in the notes to the financial statements of companies, such as information on the nature and business purpose of arrangements that are not reflected in the balance sheet, the financial impact of these arrangements and information on transactions which have been entered into with related parties. The notes to the consolidated financial statements must also include a description of certain transactions with affiliated companies, save for intra-group transactions. Companies that prepare consolidated financial statements are also required to describe the company's internal control and risk management systems in the annual report of the Board of Directors.

        The Board of Directors of the company has the duty to ensure that the annual accounts, the annual report and, when provided separately, the corporate governance statement to be provided pursuant to article 43a par. 3 section d of Greek Company Law 2190/1920 are drawn up and published in accordance with the requirements of Greek Law 3873/2010 and, where applicable, in accordance with the international accounting standards adopted in accordance with Regulation (EC) No 1606/2002.

        Moreover, according to the new provisions of Greek Law 3873/2010 neither an examination of the draft terms of merger or division of companies nor an expert report shall be required if all the shareholders and the holders of other securities conferring the right to vote of each of the companies involved in the merger or division have so agreed.

        Presidential decree 86/2011 (published in the Government Gazette Issue A 208/20.09.2011), which incorporated into Greek Law Directive 2009/109/EC regarding the reporting and documentation requirements in the case of mergers and divisions, brought amendments to the process for the merger of sociétés anonymes.

Changes to Taxation

Taxation of the Bank

        According to Greek Law 2238/1994, as amended and in force, the Bank's income tax for the fiscal year 2012 was calculated at a rate of 20% on the Bank's total taxable income. In January 2013, Greek Law 4110/2013 provides that for the periods commencing from January 1, 2013 thereon, the nominal corporation tax rate is increased to 26%. Furthermore, for profit distributions approved from January 1, 2014 onwards the withholding tax is reduced to 10%.

Taxation of Dividends

        Under article 54 of the Greek Code on Income Tax (Law 2238/1994), amended by Greek Laws 3842/2010, 3943/2011 and 4038/2012 and in force, withholding of tax shall be effected at a rate of 25% on profits distributed by sociétés anonymes, whether the payment is in cash or in the form of shares. Such withholding is the sole tax obligation imposed on the beneficiary regarding these profits. The above rate has been decreased to 10% by par. 2 of art. 6 of Greek Law 4110/2013, which applies to dividends decided by the competent corporate bodies from January 1, 2014 onwards.

Taxation of Capital Gains from the sale of Shares and Transfer Taxes

        The tax imposed due to the sale of listed shares differs depending on the date such shares were acquired. Specifically:

  (a)
  Shares acquired on and after July 1, 2013

    Under article 38 of the Greek Code on Income Tax, (Law 2238/1994) as amended by Greek Laws 3842/2010, 3943/2011, 4072/2012 and 4110/2013 and in force, the profits acquired by natural persons or companies holding accounts with the simple or the double-entry book-keeping under the Code for Books and Records arising from the sale of shares listed on the ATHEX at a price higher than the acquisition price, if these shares are acquired on or after July 1, 2013, bear a 20% tax.

    Special provisions apply regarding the calculation of acquisition costs and sale prices. In addition it is explicitly set out that in order to determine the profits that are subject to tax, any damage resulting from the same transaction within the same period is taken into account. The seller of the shares bears the tax.

  (b)
  Shares acquired prior to and on June 30, 2013

    Tax is imposed at a rate of 20/00 on the sale of Bank's shares acquired until June 30, 2013. The tax is calculated on the sale price and it is imposed both on listed and OTC sales of such shares. The seller of the shares bears the tax.

    The profits from the sale of shares listed on the ATHEX at a price higher than the acquisition price held in third class accounts under the Code for Books and Records and acquired by companies and partnerships are exempt from tax, provided such capital gains are recorded in a special reserve account to offset any losses that may arise in the future from the sale of shares listed on the ATHEX or otherwise. In all other cases, the profits from the sale of shares listed on the ATHEX are exempt from income tax.

Stamp Duty

        The issuance and transfer of shares as well as the payment of dividends therefrom is exempt from stamp duty in Greece.

Transfer Charges

        The HELEX charges a levy (currently at 0.025%) to the buyer and the seller to cover settlement costs. The sale and transfer of shares listed on the ATHEX over-the-counter is also subject to a levy (currently varying between 0.035% and 0.08%) (calculated on the basis of the higher of the price agreed by the parties to the relevant transaction and the closing market price for the relevant shares at the date of the relevant transaction) and charged to the buyer and the seller by the HELEX to cover settlement costs. Each of the buyer and the seller also pays a freely negotiable commission to the brokers.

Inheritance/ Succession and Donation Taxes

        Under article 29 of Greek Law 2961/2011, as amended by Greek Law 3842/2010 and in force, the acquisition of listed shares on the ATHEX by means of death or donation is subject to tax calculated depending on the degree of the relationship between the beneficiary and the donator or decedent and is based on a scale of progressive tax rates per category of beneficiary.

Taxation on Share Lending Transactions

        Article 4 of Greek Law 4038/2012 imposes a transaction tax of 20/00 on share lending transactions effected OTC if such shares are listed on the ATHEX, excluding any related agreement and relevant act subject to stamp duty. This tax is calculated on the value of the shares lent and is borne by the lender, whether natural person or legal entity, regardless of the nationality and the lender's place of residence, domicile or registered seat and of whether they are exempt from any other tax or fee prescribed by other laws.

Tax on Over-the-Counter Stock lending

        According to article 4 of Greek Law 4038/2012, a tax rate of 20/00 is imposed on the value of shares listed on ATHEX on over-the-counter stock lending, and it is further provided that the stock lending agreement and any related transaction are not subject to stamp duty. Such tax is payable by the lender, whether a natural or legal person, regardless of nationality and place of residence or seat of the lender and of any exemption from tax or duty on the basis of other legislative provisions.

Tax Residence Provisions

        A definition of tax residence has been introduced based on OECD Guidelines. According to article 12 of Greek Law 3943/2011, natural persons with permanent or usual residence in Greece are subject to taxation on their global income. Moreover, all natural persons are subject to taxation for their Greek income, without taking into account of their residence or usual residence.

        The concept of "usual residence" is determined to be situated in Greece for tax purposes if the natural person resides in Greece for more than 183 days total within the same calendar year. If such condition is satisfied usual residence in Greece is presumed and it is up to the taxpayer to prove to the contrary. However, an exception to this rule exists in cases where natural persons with their usual residence in Greece are subject to taxation on their global income in a country that has not signed an income tax treaty for the avoidance of double taxation with Greece and that is not on the list of non-cooperating countries, are also subject to taxation in Greece, but only for income arising in Greece and only for the first three years of residence in Greece.

        If natural persons wish to transfer their residence to another country, they must provide certain evidence, as yet to be determined through a Ministerial Decision.

        Moreover, a Greek tax resident who transfers tax residence or usual residence to a country with a preferential tax regime and has substantial financial interests (as defined according to Greek Law 3943/2011) in Greece, is considered to be subject to tax in Greece on their global income for a period of five years after changing residence, with the five-year period commencing on the date of filing the declaration for the change of residence.

Tax Certificate by Certified Auditors

        Article 21 of Greek Law 3943/2011 and article 4 of Greek Law 4038/2012, amend existing legal provisions concerning the tax certificate issued for sociétés anonymes and limited liability companies upon the completion of a tax audit conducted by individual certified auditors and audit firms registered in the public registry of Greek Law 3693/2008. Specifically, the certificate must express an opinion of tax compliance and any tax "infringements" must be explicitly stated in the certificate. The content of the tax certificate issued by certified auditors is subject to examination by the tax authorities, and any omission by the certified auditors may result in penalties and administrative sanctions. If the tax certificate does not include comments and findings of tax violations, the taxpayer company will not be subject to a regular tax audit (unless the provisions of article 80 of Greek Law 3842/2010 apply, which provides for a methodology risk analysis system for selecting taxpayer companies to be audited). Moreover, competent tax authorities will conduct, as priority, investigations for S.A. and Ltd companies for which tax certificates have not been issued and administrative sanctions will be applied.

        Furthermore, Ministerial Decisions 1159/26.7.2011 and 1011/10.1.2012 provide for the appropriate and consistent application of the provisions regarding tax certificates. As stipulated by the above-mentioned Ministerial Decision, the annual tax certificate should consist of two sections: (1) the "Tax Compliance Report" and (2) the "Appendix of Detailed Data". The Tax Compliance Report covers all areas specified by the audit program. Individual certified auditors and audit firms issuing a Tax Compliance Report are required to maintain detailed documentation for each special tax audit performed.

The Foreign Account Tax Compliance Act ("FATCA")

        FATCA was enacted in 2010 by the U.S. Congress as part of the Hiring Incentives to Restore Employment (HIRE) Act. FATCA requires Foreign Financial Institutions ("FFIs"), such as the Bank and many of entities in the Group, to report to the U.S. Internal Revenue Service ("IRS") information about financial accounts held by U.S. taxpayers or by foreign entities in which U.S. taxpayers hold a substantial ownership interest.

        In order to avoid withholding under FATCA, a participating FFI will have to enter into an agreement with the IRS to: (a) identify U.S. accounts, (b) report certain information to the IRS regarding U.S. accounts and (c) withhold a 30% tax on certain U.S.-connected payments to non-participating FFIs and account holders who are unwilling to provide the required information. Registration will take place through an online system. FFIs that do not enter into an agreement with the IRS will be subject to withholding on certain types of payments relating to U.S. investments. The FATCA rules will apply beginning January 1, 2014.

        The U.S. Department of the Treasury has collaborated with foreign governments to develop two alternative model intergovernmental agreements ("IGAs") that facilitate the effective and efficient implementation of FATCA. These models serve as the basis for concluding bilateral agreements with interested jurisdictions and help implement the law in a manner that removes domestic legal impediments to compliance, secures wide-spread participation by every non-exempt financial institution in the partner jurisdiction, fulfills FATCA's policy objectives, and further reduces burdens on FFIs located in partner jurisdictions.

        U.S. Treasury is engaged with more than 50 countries and jurisdictions around the world to curtail offshore tax evasion. Currently, seven countries have signed or initialed these agreements, among which are the United Kingdom, Mexico, Denmark, Ireland, Switzerland, Spain and Norway, and more signed agreements are expected to follow in the near future.

        Although none of the countries where the Group operates (with the exception of the United Kingdom) have signed an IGA, the Bank has nonetheless completed an impact assessment project for the Bank and its domestic companies, and intends to commence a Group-wide project in order to ensure compliance with the identification, withholding and reporting requirements imposed by the new regulatory framework.

        Taking into consideration the impact that FATCA will have on Group entities that are considered FFIs, as well as the fact that Greece is expected to sign an intergovernmental agreement with the IRS in summer 2013, the Bank is closely following developments regarding FATCA and is coordinating with all relevant authorities.

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

        In August 2008, the Greek Parliament adopted Greek Law 3691/2008 on the prevention and suppression of money laundering and terrorist funding, which implemented EU Council Directives 2005/60/EC and 2006/70/EC. The main provisions of Greek legislation on money laundering and terrorist financing are as follows:

  •
  A declaration that money laundering and terrorist financing are criminal offences;

  •
  Defining persons falling within the ambit of the law, including banks, financial institutions and certain insurance undertakings;

  •
  A requirement that banks (and certain other persons) are required to identify customers, retain documents and report suspicious transactions to the relevant authorities;

  •
  Restrictions relating to banking confidentiality that do not apply to money laundering activities; and

  •
  The establishment of a Committee for the Combating of Money Laundering and Terrorist Financing and Source of Funds Investigation (the Hellenic FIU) responsible for examining reports filed by banks and other individuals or legal persons with respect to suspicious transactions. Representative of various ministries, the Bank of Greece, the HCMC, tax authorities and the police, among others, participate in the administration of the Committee.

        The above Law was further amended by Greek Laws 3992/2011, 4051/2012, 4065/2012 and 4099/2012.

        The Banking and Credit Committee of the Bank of Greece, has also issued Decision No. 281/5/2009 on the "Prevention of the Use of the Credit and Financial Institutions, which are Supervised by the Bank of Greece, for the Purpose of Money Laundering and Terrorist Financing" and the Decision 285/6/09.07.2009, which set an indicative typology of unusual or suspicious transactions within the meaning of Greek Law 3691/2008. Both the aforementioned decisions were modified by later acts of the Governor of the Bank of Greece in March 2012 in order to incorporate the relevant provisions of the Memorandum which was ratified by Greek Law 4046/2012. The amendments refer to:

  (a)
  the introduction of a new obligation for financial institutions to confirm their clients' income through their tax reports or, in the case of legal persons, based on the tax returns they file (including confirmation of reporting and tax burden), when outlining their financial profile.

  (b)
  the compulsory addition of a new category of clients presenting a high risk of tax evasion or the unlawful laundering of proceeds from tax evasion, to which enhanced due diligence measures apply.

  (c)
  amending the limit of cash withdrawals to EUR 50,000 (from EUR 250,000), over which financial institutions should issue bank checks or wire transfers to a bank account.

  (d)
  the addition of a new category of target typology of unusual or suspicious transactions that may relate to or be associated with tax evasion.

        Decision No. 281/5/2009 takes into account the principle of proportionality, and includes the obligations of all credit and financial institutions and FATF recommendations. This decision also reflects the common understanding of the obligations imposed by European Regulation 1781/2006 on the "Information on the Payer Accompanying Transfers of Funds".

        The HCMC adopted the following decisions in 2011:

  (a)
  decision No. 34/586/26.5.2011 for the application of due diligence measures when outsourcing functions or within an agency relationship under the law against money laundering, which sets out the obligations of financial institutions to confirm the identity of their clients and beneficiaries,

  (b)
  decision No. 35/586/26.5.2011, which modifies the HCMC's basic decision to prevent using the financial system for the purpose of money laundering and terrorist financing. The above decision has reinforced the enhanced due diligence measures applicable to high-risk customers, as well as the obligation of companies, subject to it, to freeze the assets of persons who are in the list of sanctions.

        In addition, in 2012 the HCMC issued circular 49 dated November 28, 2012, which sets out the criteria for the identification of transactions which create suspicion of committing tax evasion and / or money laundering, and typology of suspicious and unusual transactions related to the basic offense of tax evasion.

        In July 2002, Greek Parliament voted law 3034/2002, which transposed into Greek Law the International Convention for the Suppression of the Financing of Terrorism, with which the Group fully complies. In addition, the Group has fully complied with the U.S.A. legislation regarding the suppression of terrorism (known as "USA PATRIOT Act 2001"), which was put in force in October 2001 and incorporates provisions relating to banks and financial institutions with respect to worldwide money laundering.

Equity Participation by Banks

        Banks must follow certain procedures regarding holdings in other companies:

        Under article 23 of Greek Law 3601/2007 as amended by Greek Law 3682/2010, a bank may not have a qualifying holding, the amount of which exceeds 15% of its own funds in an undertaking, unless it is a bank, a financial institution, an insurance or re-insurance company, an investment firm or an undertaking carrying on activities which are a direct extension of banking or concern services ancillary to banking. The total amount of a bank's qualifying holdings in such undertakings may not exceed 60% of its own funds. A "qualifying holding" means a direct or indirect holding in an undertaking which represents 10% or more of the capital or the voting rights, or which makes it possible to exercise a significant influence over the management of that undertaking, Article 10 of Greek Law 3556/2007 is also taken into account for the determination of the term "qualifying holding", while holdings through subsidiaries are considered as indirect holdings of special interests.

        To calculate these thresholds, the following shares or holdings are not taken into account:

  (a)
  shares or holdings that are held by the bank as a result of credit support to an undertaking in distress for a period of one year (that may be extended for one more year following a resolution of the Bank of Greece);

  (b)
  shares or holdings that are held as a result of underwriting services provided by the bank for a period of six months following the end of the subscription period;

  (c)
  shares or holdings that are held by a bank on behalf of a third party; and

  (d)
  shares or holdings included in the trading portfolio of the bank.

        The above thresholds or the time limits referred to above may be exceeded in exceptional cases following a decision of the Bank of Greece to that effect, provided that the bank either increases its own funds or takes equivalent measures. The Bank of Greece may also allow the thresholds and the time limits to be exceeded, provided that the excess is fully covered by own funds which are not taken into account for the calculation of the capital adequacy ratio.

        According to the Act of the Governor of Bank of Greece No. 2604/2008, as amended by decision 281/10/17.03.2009 of the Banking and Credit Committee, banks must obtain the Bank of Greece's prior approval to acquire or increase a qualifying holding in the share capital of banks, financial institutions, insurance and re-insurance companies, investment firms, information technology companies, real estate property management companies, asset and liability management companies, paying systems management companies, external credit assessment institutions and financial data collection and processing companies. The provisions of such Act do not apply to branches of banks with their registered seat in a country of the European Economic Area, or outside the European Economic Area provided that the Bank of Greece has recognized the equivalence of their supervisory regime.

        Prior approval by the Bank of Greece for the acquisition or increase of a qualifying holding is not required in any of the following circumstances:

  (a)
  If the value of the qualifying holding does not exceed, in the aggregate, taking into account any increases effected within the same calendar year, 2% of the bank's regulatory capital, as calculated on the basis of the data for the immediately preceding calendar quarter.

  (b)
  If the value of the qualifying holding amounts to, in the aggregate and taking into account any increases effected within the same calendar year, between 2% and 5% of regulatory capital as calculated on the basis of the data for the immediately preceding calendar quarter, provided that:

  •
  the capital adequacy ratio (on a consolidated basis), after calculating the influence of such qualifying holding, exceeds the minimum ratio required by law plus (i) one percentage point in case of banks having the status of a société anonyme and (ii) five percentage points in case of cooperative banks; and

  •
  the Tier I capital to risk-weighted asset ratio of the bank amounts at least to 6%.

  (c)
  If the acquisition or increase of the qualifying holding:

  •
  is a result of investments made by portfolio investment companies of Greek Law 3371/2005 or real estate investment companies of Greek Law 2778/1999; or

  •
  is the result of underwriting services provided by the bank for a period of six months following the end of the subscription period; or

  •
  is effected without the direct or indirect disposal of funds, with the exception of exchange of shares in case of banks' mergers; (which, in such case the provisions of paragraphs (a) and (b) above apply).

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

        Subject to EU regulations, new and significant holdings (concentrations) must be reported to the Greek Competition Commission according to Greek Law 703/1977 and must notify the European Commission, provided that they have community dimension within the meaning of Regulation no. 139/2004 on the control of concentrations between undertakings.

        The HCMC and the ATHEX must be notified once certain ownership thresholds are exceeded with respect to listed companies according to Greek Law 3556/2009 and the ATHEX Regulation.

Equity Participations in Greek Banks

        Article 24 of Greek Law 3601/2007, as amended by Greek Law 3682/2010 and the relevant Acts of the Governor of the Bank of Greece, establish a specific procedure for the notification to the Bank of Greece, of a natural or legal person's intention to acquire or increase or dispose a holding exceeding the thresholds mentioned in Article 24 above (namely, 5%, 10%, 20%, 1/3 and 50% of the total share capital of a bank that has been licensed by the Bank of Greece), and which includes an assessment of the acquirer and even, in some cases, the approval of the above intended acquisition.

Strategy

        Our medium-term goal has been to become a large regional financial institution, a strategy which we had been implementing through measured, organic expansion combined with carefully considered strategic acquisitions, most notably our acquisition of Finansbank in 2006, the sixth largest private sector bank in Turkey in terms of branch network and staff, according to information derived from the Banking Regulation and Supervision Agency of Turkey in September 2012. The international crisis has confirmed the prudence of the Bank's historically conservative approach to risk management as our subsidiaries in Turkey and SEE Europe have all emerged on a solid footing from their respective country's crisis, with the performance of Finansbank, our largest international subsidiary, particularly standing out. The main challenge currently is the extremely protracted recession and its impact on the Bank's operations. In this regard, our strong liquidity position and capital base at the beginning of the crisis, as well as our diversified footprint, provide a strong advantage.

        Our strategy for meeting the challenges of the economic crisis entails the following six pillars:

  •
  improvement of the Group's liquidity conditions through deleveraging the Greek loan portfolio, which is down by 18.0% on a net basis during the period 2010-2012, increasing funding autonomy of the Group's banking affiliates and selling non-core assets;

  •
  strengthening our capital base, which was depleted due to the Bank's participation in the PSI (total provision for the exchanged Greek government bonds and loans amounted to EUR 12.2 billion) and is in the process of being recapitalized from the HFSF with resources available to Greece under the Program (initially through a commitment from the HFSF to participate in a share capital increase for EUR 9,756.0 million). In order to raise additional capital, we are planning various initiatives in the area of asset/liability management, as well as the disposal of non-core assets;

  •
  active management of loans in arrears, through the use of several types of loan restructuring products that target retail and business banking customers. Our intention is to facilitate repayment and increase collections taking under consideration the impact of the crisis to the financial situation of our customers. We are also making efforts to improve the effectiveness of our mechanisms for recovering overdue loans. In response to the economic crisis, we have reviewed and tightened our credit approval criteria;

  •
  enhancement of our pre-provision profitability, primarily through cost-cutting measures. The reduction in non-interest expense in the domestic market in 2010-2012 reflects the success with which we are pursuing this goal;

  •
  continuing support for our international activities in countries where the economic environment is improving or has already improved significantly, as in Turkey, so as to enhance healthy earnings growth and the geographical diversification of the Group's income; and

  •
  improve our viability and thus, our ability to repay part of the capital support received by the Hellenic Republic and maximize the exit value for the Hellenic Republic. In the context of the Greek banking system recapitalization framework, the Bank proceeds to a capital increase so as to restore capital adequacy ratios, with an ultimate goal to play its systemic role in the stability of the banking sector and the restoration of the Greek economy.

C.  Organizational Structure

        Set forth below is a chart indicating the individual companies within the Group and the Group's participation (direct and indirect) in each company at December 31, 2012.

Primary Operating Area	Country of incorporation	Direct	Indirect	Total
Corporate & Investment Banking
Ethniki Leasing S.A.	Greece	93.33%	6.67%	100.00%
Ethniki Factors S.A.	Greece	100.00%	—	100.00%
Titlos Plc(1)	UK	—	—	—
Retail Banking
Revolver APC Limited(1)	UK	—	—	—
Revolver 2008-1 PLC(1)	UK	—	—	—
Spiti PLC(1)	UK	—	—	—
Autokinito PLC(1)	UK	—	—	—
Agorazo PLC(1)	UK	—	—	—
Turkish Operations
Finansbank A.S.	Turkey	77.23%	17.58%	94.81%
Finans Leasing A.S.	Turkey	29.87%	65.46%	95.33%
Finans Invest A.S.	Turkey	0.20%	94.62%	94.82%
Finans Portfolio Management A.S.	Turkey	0.01%	94.81%	94.82%
Finans Investment Trust A.S.	Turkey	5.30%	77.95%	83.25%
IB Tech A.S.	Turkey	—	94.81%	94.81%
Finans Factoring A.S.	Turkey	—	94.81%	94.81%
NBG (Malta) Holdings Ltd	Malta	—	100.00%	100.00%
NBG Bank Malta Ltd	Malta	—	100.00%	100.00%
International
The South African Bank of Athens Ltd	South Africa	94.39%	5.35%	99.74%
National Bank of Greece (Cyprus) Ltd	Cyprus	100.00%	—	100.00%
National Securities Co (Cyprus) Ltd	Cyprus	—	100.00%	100.00%
NBG Management Services Ltd	Cyprus	100.00%	—	100.00%
Stopanska Banka A.D. (Skopje)	FYROM	94.64%	—	94.64%
United Bulgarian Bank AD—Sofia (UBB)	Bulgaria	99.91%	—	99.91%
UBB Asset Management Inc.	Bulgaria	—	99.92%	99.92%
UBB Insurance Broker A.D.	Bulgaria	—	99.93%	99.93%
UBB Factoring E.O.O.D.	Bulgaria	—	99.91%	99.91%
Interlease E.A.D.	Bulgaria	100.00%	—	100.00%
Interlease Auto E.A.D.	Bulgaria	—	100.00%	100.00%
Hotel Perun—Bansko EOOD	Bulgaria	—	100.00%	100.00%
Banca Romaneasca S.A.	Romania	99.28%	—	99.28%
NBG Leasing IFN S.A.	Romania	6.43%	92.90%	99.33%
NBG Factoring Romania IFN S.A.	Romania	—	99.28%	99.28%
Vojvodjanska Banka a.d. Novi Sad	Serbia	100.00%	—	100.00%
NBG Leasing d.o.o. Belgrade	Serbia	100.00%	—	100.00%
NBG Services d.o.o. Belgrade	Serbia	—	100.00%	100.00%
Banca NBG Albania Sh.a.	Albania	100.00%	—	100.00%
Global Markets & Asset Management
NBG Securities S.A.	Greece	100.00%	—	100.00%
NBG Asset Management Mutual Funds S.A.	Greece	81.00%	19.00%	100.00%
NBG Greek Fund Ltd.	Cyprus	100.00%	—	100.00%
NBG Finance Plc	UK	100.00%	—	100.00%

Primary Operating Area	Country of incorporation	Direct	Indirect	Total
NBG Finance (Dollar) Plc	UK	100.00%	—	100.00%
NBG Finance (Sterling) Plc	UK	100.00%	—	100.00%
NBG International Ltd	UK	100.00%	—	100.00%
NBGI Private Equity Ltd	UK	—	100.00%	100.00%
NBGI Private Equity S.A.S	France	—	100.00%	100.00%
NBG Securities Romania S.A. (formerly ETEBA Romania S.A.)	Romania	73.12%	26.88%	100.00%
NBG Asset Management Luxembourg S.A.	Luxemburg	94.67%	5.33%	100.00%
NBGI Private Equity Funds	UK	—	100.00%	100.00%
CPT Investments Ltd	Cayman Islands	100.00%	—	100.00%
Insurance
NBG Bancassurance S.A.	Greece	99.70%	0.30%	100.00%
Ethniki Hellenic General Insurance S.A.	Greece	100.00%	—	100.00%
National Insurance Brokers S.A.	Greece	—	95.00%	95.00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	—	100.00%	100.00%
Ethniki General Insurance (Cyprus) Ltd	Cyprus	—	100.00%	100.00%
S.C. Garanta Asigurari S.A.	Romania	—	94.96%	94.96%
Audatex Hellas S.A.	Greece	—	70.00%	70.00%
National Insurance Agents & Consultants Ltd	Cyprus	—	100.00%	100.00%
Other
Ethniki Kefalaiou S.A.	Greece	100.00%	—	100.00%
NBG Property Services S.A.	Greece	100.00%	—	100.00%
Pronomiouhos S.A. Genikon Apothikon Hellados	Greece	100.00%	—	100.00%
Innovative Ventures S.A. (I-Ven) (under liquidation)	Greece	—	100.00%	100.00%
Astir Palace Vouliagmenis S.A.	Greece	85.35%	—	85.35%
Astir Marina Vouliagmenis S.A.	Greece	—	85.35%	85.35%
Grand Hotel Summer Palace S.A.	Greece	100.00%	—	100.00%
NBG Training Center S.A.	Greece	100.00%	—	100.00%
Ethnodata S.A.	Greece	100.00%	—	100.00%
KADMOS S.A.	Greece	100.00%	—	100.00%
DIONYSOS S.A.	Greece	99.91%	—	99.91%
EKTENEPOL Construction Company S.A.	Greece	100.00%	—	100.00%
Mortgage, Touristic Protypos S.A.	Greece	100.00%	—	100.00%
Hellenic Touristic Constructions S.A.	Greece	77.76%	—	77.76%
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	100.00%	—	100.00%
NBG Pangaea Real Estate Investment Company	Greece	100.00%	—	100.00%
NBG International Holdings BV	The Netherlands	100.00%	—	100.00%

(1)
VIE in which the Bank is the primary beneficiary

D.  Property, Plant and Equipment

        As at December 31, 2012, the Group owned 2,557 properties, of which 1,711 are buildings. These properties are, for the most part, held free of encumbrances. Most of our properties are occupied by our branches and offices and so are where we maintain our customer relationships and administer our operations. Most of our other properties have been acquired as a result of foreclosure on the collateral of defaulted loans. There are no environmental issues of which we are aware of that may affect the Group's utilization of our real estate assets.

        The Group's real estate portfolio was recorded at a net book value of EUR 862.4 million as at December 31, 2012, compared to EUR 854.5 million as at December 31, 2011, which is included in the U.S. GAAP Financial Statements under "premises and equipment". Those of our properties that have been acquired as a result of foreclosure on the collateral of defaulted loans had a carrying value of EUR 194.2 million as at December 31, 2012, are included under "Other assets" in the Group's U.S. GAAP Financial Statements and are accounted for as held for sale.

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

Average Balances and Interest Rates

        The following tables set forth the average balances of our assets and liabilities for the years ended December 31, 2010, 2011 and 2012, from our domestic and foreign activities, and, for interest-earning assets and interest-bearing liabilities, provide the amount of interest earned or paid and the average rate of such interest for such asset or liability, as applicable. Where available, the Group calculates the average balances for certain line items on the basis of daily averages. To the extent that daily information is not available for other balances and without causing undue burden or expense, the Group utilizes quarterly, monthly or annual average balances.

	Year ended December 31,
	2010			2011			2012
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(EUR in thousands, except percentages)
Domestic:
Assets:
Deposits with central bank	1,086,723	11,006	1.01%	970,288	12,286	1.27%	491,603	3,712	0.76%
Interest bearing deposits with banks and securities purchased under agreements to resell(1)	4,363,772	19,129	0.44%	5,666,132	28,721	0.51%	3,302,429	17,924	0.54%
Trading, available for sale and held to maturity securities(1)	15,655,082	740,288	4.73%	13,784,803	814,222	5.91%	9,960,863	564,700	5.67%
Loans and other interest earning assets(2)	55,637,250	2,438,724	4.38%	53,234,610	2,499,432	4.70%	54,262,940	2,073,242	3.82%
Less: Allowance for loan losses	(1,723,997)	—	—	(3,137,008)	—	—	(4,436,852)	—	—
Net loans	53,913,253	—	—	50,097,602	—	—	49,826,088	—	—

Total interest earning assets	75,018,830	3,209,147	4.28%	70,518,825	3,354,661	4.76%	63,580,983	2,659,578	4.18%
Total non interest earning assets	7,567,251			13,013,695			13,120,166

Total assets	82,586,081			83,532,520			76,701,149

Liabilities:
Total deposits	72,897,501	844,539	1.16%	72,600,508	1,122,546	1.55%	72,635,164	1,241,601	1.71%
Securities sold under agreements to repurchase	384,118	2,181	0.57%	1,010,115	10,561	1.05%	285,440	8,750	3.07%
Long term debt, other borrowed funds and other interest bearing liabilities	1,780,688	69,103	3.88%	2,127,735	89,996	4.23%	—	—	0.00%

Total interest bearing liabilities	75,062,307	915,823	1.22%	75,738,358	1,223,103	1.61%	72,920,604	1,250,351	1.71%
Total non interest bearing liabilities	6,809,182			8,746,732			12,691,730

Total Liabilities	81,871,489			84,485,090			85,612,334

	Year ended December 31,
	2010			2011			2012
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(EUR in thousands, except percentages)
Foreign:
Assets:
Deposits with central bank	1,496,517	6,774	0.45%	2,251,126	5,105	0.23%	2,154,599	3,946	0.18%
Interest bearing deposits with banks and securities purchased under agreements to resell	3,472,216	55,913	1.61%	1,912,176	66,292	3.47%	1,790,717	30,805	1.72%
Trading, available for sale and held to maturity securities(1)	4,305,667	284,769	6.61%	4,151,703	260,914	6.28%	3,617,292	327,291	9.05%
Loans and other interest earning assets(2)	23,515,773	2,592,233	11.02%	24,252,811	2,572,678	10.61%	25,862,960	2,912,454	11.26%
Less: Allowance for loan losses	(870,461)	—	—	(1,103,388)	—	—	(1,996,605)	—	—
Net loans	22,645,312	—	—	23,149,423	—	—	23,866,355	—	—

Total interest earning assets	31,919,712	2,939,689	9.21%	31,464,428	2,904,989	9.23%	31,428,963	3,274,496	10.42%
Total non interest earning assets	5,598,318			3,268,349			4,017,260

Total assets	37,518,030			34,732,777			35,446,223

Liabilities:
Total deposits	20,364,424	977,427	4.80%	19,456,993	1,142,388	5.87%	22,427,027	1,275,667	5.69%
Securities sold under agreements to repurchase	4,736,598	73,531	1.55%	2,206,594	111,456	5.05%	1,168,058	51,443	4.40%
Long term debt, other borrowed funds and other interest bearing liabilities	2,645,899	98,454	3.72%	3,349,947	134,552	4.02%	4,304,858	156,262	3.63%

Total interest bearing liabilities	27,746,921	1,149,412	4.14%	25,013,534	1,388,396	5.55%	27,899,943	1,483,372	5.32%
Total non interest bearing liabilities	3,156,238			3,389,400			2,683,441

	30,903,159			28,402,934			30,583,384

(1)
Average balance of available for sale and held to maturity securities are presented before any impairment due to the PSI

(2)
Average balances include non accruing loans

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

	Year ended December 31,
	2011 vs. 2010			2011 vs. 2010
	Total interest change	Due to change in volume	Due to change in interest rate	Total interest change	Due to change in volume	Due to change in interest rate
	(EUR in thousands, except percentages)
	Domestic:			Foreign:
ASSETS
Deposits with central bank	1,280	(1,179)	2,459	(1,669)	3,416	(5,085)
Interest bearing deposits with banks, securities purchased under agreements to resell	9,592	5,709	3,883	10,379	(25,121)	35,500
Trading, available for sale and held to maturity securities	73,934	(88,441)	162,375	(23,855)	(10,183)	(13,672)
Loans	60,708	(105,314)	166,022	(19,555)	81,246	(100,801)

Total Assets	145,514	(189,225)	334,739	(34,700)	49,358	(84,058)

LIABILITIES
Total deposits	278,007	(3,441)	281,448	164,961	(43,554)	208,515
Securities sold under agreements to repurchase	8,380	3,554	4,826	37,925	(39,276)	77,201
Long term debt and other borrowed funds	20,893	13,468	7,425	36,098	26,198	9,900

Total Liabilities	307,280	13,581	293,699	238,984	(56,632)	295,616

	Year ended December 31,
	2012 vs. 2011			2012 vs. 2011
	Total interest change	Due to change in volume	Due to change in interest rate	Total interest change	Due to change in volume	Due to change in interest rate
	(EUR in thousands, except percentages)
	Domestic:			Foreign:
ASSETS
Deposits with central bank	(8,574)	(6,061)	(2,513)	(1,159)	(219)	(940)
Interest bearing deposits with banks, securities purchased under agreements to resell and money market investments	(10,797)	(11,981)	1,184	(35,487)	(4,211)	(31,276)
Trading, available for sale and held to maturity securities	(249,522)	(225,867)	(23,655)	66,377	(33,585)	99,962
Loans	(426,190)	48,281	(474,471)	339,776	170,801	168,975

Total Assets	(695,083)	(195,628)	(499,455)	369,507	132,786	236,721

LIABILITIES
Total deposits	119,055	536	118,519	133,279	174,381	(41,102)
Securities sold under agreements to repurchase	(1,811)	(7,577)	5,766	(60,013)	(52,457)	(7,556)
Long term debt and other borrowed funds	(89,996)	(89,996)	—	21,710	38,354	(16,644)

Total Liabilities	27,248	(97,037)	124,285	94,976	160,278	(65,302)

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

	Year ended December 31,
	2010	2011	2012
	(EUR in thousands, except percentages)
Domestic:
Average interest earning assets	75,018,830	70,518,825	63,580,983
Total interest income	3,209,147	3,354,661	2,659,578
Average interest bearing liabilities	75,062,307	75,738,358	72,920,604
Total interest expense	915,823	1,223,103	1,250,351
Net interest income	2,293,324	2,131,558	1,409,227
Net interest margin(1)	3.06%	3.02%	2.22%
Foreign:
Average interest earning assets	31,919,712	31,464,428	31,428,963
Total interest income	2,939,689	2,904,989	3,274,496
Average interest bearing liabilities	27,746,921	25,013,534	27,899,943
Total interest expense	1,149,412	1,388,396	1,483,372
Net interest income	1,790,277	1,516,593	1,791,124
Net interest margin(1)	5.61%	4.82%	5.70%

(1)
Net interest margin represents net interest income divided by average interest earning assets.

Return on Equity and Assets

        The following table presents certain selected financial information and ratios for the Group for the periods indicated from operations:

	Year ended December 31,
	2010	2011	2012
	(EUR in thousands, except percentages)
Net interest income before provision for loan losses	4,083,601	3,648,151	3,200,351
Net income / (loss)	(308,004)	(14,507,479)	(2,517,985)
Net income / (loss) attributable to NBG shareholders	(354,772)	(14,539,668)	(2,537,491)
Average total assets	120,104,111	118,265,297	112,147,372
Average NBG shareholders' equity(1)	7,923,059	1,697,698	(5,180,590)
Net interest income before provision for loan losses as a percent of:
Average total assets	3.40%	3.08%	2.85%
Average NBG shareholders' equity(1)	51.54%	214.89%	—
Net income / (loss) as a percent of:
Average total assets	(0.26)%	(12.27)%	(2.25)%
Net income / (loss) attributable to NBG shareholders as a percent of:
Average NBG shareholders' equity(1)	(4.48)%	—	—
Average NBG shareholders' equity to average total assets	6.60%	1.44%	—

(1)
Average NBG shareholders' equity is calculated as the arithmetical average of NBG shareholders' equity at the beginning of the year and the end of the year.

Assets

Securities Portfolio

        On December 31, 2012, the Group's securities had a carrying value of EUR 12.9 billion, representing 12.8% of the Group's total assets and sovereign securities held accounted for EUR 11.0 billion, or 85.0% of the Group's securities portfolio. In preparing the U.S. GAAP Financial Statements, the Group classified its securities as required by U.S. GAAP according to the following categories: trading, AFS and HTM.

        The market and book value of Greek government bonds and treasury bills bonds held by the Group (which includes securities held in our trading, AFS and HTM portfolios) on December 31, 2012 was EUR 5.1 billion and EUR 5.0 billion respectively. The book value of Greek government bonds represents 5.0% of the Group's total assets.

        Furthermore, on December 31, 2012, the Group held debt securities rated Aaa (or equivalent), issued by Germany, the European Investment Fund and the European Investment Bank ("EIB") (classified as trading or AFS) with a market and book value of EUR 23.8 million and through its subsidiary Finansbank, held securities issued by the Republic of Turkey (classified as trading or AFS) with a market and book value of EUR 2.9 billion.

        The Group's equity portfolio comprises proprietary investment activities on the ATHEX as well as equities obtained in loan foreclosure actions and workouts. As part of our aim to restructure our operations, the Group has been strategically divesting our holdings in non-core businesses. In 2009 the Bank disposed 20% of its participation in Social Securities Funds Management S.A. reducing its participation from 40% to 20% for a consideration of EUR 1.3 million and disposed of its investment in Phosphoric Fertilizers Industry S.A. for a consideration of EUR 18.9 million. For more information on the Group's divestitures see Item 4.A, "History and Development of the Company".

        The following table sets forth the cost and fair value of each type of the Group's debt and equity assets held for trading on December 31, 2010, 2011 and 2012:

	Year ended December 31,
	2010		2011		2012
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(EUR in thousands)
Trading Account Securities
Greek government bonds	991,450	797,377	871,013	259,233	62	62
Debt securities issued by other governments and public sector entities	183,294	177,333	231,383	219,807	257,514	255,922
Greek treasury bills	937,472	934,552	2,271,880	2,268,222	3,229,224	3,221,845
Foreign treasury bills	13,562	13,562	27,778	24,057	1,663,570	1,662,856
Debt securities issued by Greek financial institutions incorporated in Greece	344,140	316,997	79,862	55,271	60,405	59,097
Debt securities issued by foreign financial institutions	569,070	509,293	171,470	115,573	268,519	218,952
Equity securities issued by companies incorporated in Greece	4,506	6,082	7,413	7,767	31,136	30,249
Equity securities issued by foreign companies	10,794	10,272	10,175	8,750	6,407	7,557
Mutual funds	19,579	19,854	6,825	5,408	11,677	11,984

Total	3,073,868	2,785,322	3,677,799	2,964,088	5,528,514	5,468,524

        The following table sets forth the amortized cost and fair value as well as gross unrealized gains and losses of each type of the Group's AFS and HTM securities at December 31, 2010, 2011 and 2012:

	Year ended December 31,
	2010				2011				2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(EUR in thousands)
Available-for-sale securities
Greek government bonds	9,581,861	—	(2,925,797)	6,656,064	3,730,682	—	(33,304)	3,697,378	1,640,954	83,770	(43,385)	1,681,339
Debt securities issued by other governments and public sector entities	3,671,148	92,991	(3,433)	3,760,706	3,154,367	7,840	(108,456)	3,053,751	3,316,344	175,048	(2,567)	3,488,825
Foreign treasury bills	220,121	2	(1,803)	218,320	181,130	53	(733)	180,450	318,308	52	(1,399)	316,961
Corporate debt securities issued by companies incorporated in Greece	1,093,095	3	(254,310)	838,788	701,889	685	(242,048)	460,526	567,915	817	(82,321)	486,411
Corporate debt securities issued by companies incorporated outside Greece	1,414,465	66,649	(58,822)	1,422,292	715,904	32,653	(93,675)	654,882	533,708	14,992	(41,477)	507,223
Equity securities issued by companies incorporated in Greece	145,444	1,535	(483)	146,496	56,968	817	(165)	57,620	56,004	32,308	(97)	88,215
Equity securities issued by companies incorporated outside Greece	145,022	4,394	(2,918)	146,498	42,107	6,121	(3,273)	44,955	19,308	8,306	(28)	27,586
Mutual fund units	510,566	6,296	(17,516)	499,346	452,200	2,254	(32,292)	422,162	459,838	36,435	(1,410)	494,863

Total available-for-sale securities	16,781,722	171,870	(3,265,082)	13,688,510	9,035,247	50,423	(513,946)	8,571,724	6,912,379	351,728	(172,684)	7,091,423

Held-to-maturity securities
Greek government bonds	3,473,774	—	(983,862)	2,489,912	845,015	—	(40,589)	804,426	119,610	30,795	(1,143)	149,262
Debt securities issued by other governments and public sector entities	105,671	8,263	(2,161)	111,773	107,206	8,258	(6,570)	108,894	92,055	19,379	—	111,434
Foreign treasury bills	13,840	—	—	13,840	49,981	—	—	49,981	144,279	—	—	144,279
Corporate debt securities issued by companies incorporated outside Greece	5,000	—	—	5,000	—	—	—	—	—	—	—	—

Total held-to-maturity securities	3,598,285	8,263	(986,023)	2,620,525	1,002,202	8,258	(47,159)	963,301	355,944	50,174	(1,143)	404,975

        As of December 31, 2011 and 2012, the Group did not hold any U.S. federal debt securities.

	Year ended December 31, 2012
	Within one year or less			After one year through five years			After five years through ten years			After ten years
	Amortized Cost	Weighted average yield	Fair Value	Amortized Cost	Weighted average yield	Fair Value	Amortized Cost	Weighted average yield	Fair Value	Amortized Cost	Weighted average yield	Fair Value
	(EUR in thousands, except percentages)
Trading account debt securities:
Greek government and agencies	—	0.00%	—	—	0.00%	—	—	0.00%	—	62	12.60%	62
Debt securities issued by other governments and public sector entities	44,088	3.49%	44,395	107,020	5.44%	103,193	80,750	3.08%	81,303	25,656	5.43%	27,032
Greek treasury bills	3,229,224	0.63%	3,221,845	—	0.00%	—	—	0.00%	—	—	0.00%	—
Foreign treasury bills	1,663,570	0.00%	1,662,856	—	0.00%	—	—	0.00%	—	—	0.00%	—
Debt securities issued by Greek financial institutions	41,475	8.77%	41,202	—	0.00%	—	—	0.00%	—	452	4.11%	336
Debt securities issued by foreign financial institutions	117,985	1.36%	113,875	116,901	13.36%	88,053	—	0.00%	—	24,696	6.00%	7,904
Corporate debt securities issued by Greek companies	—	0.00%	—	18,478	4.23%	17,559	—	0.00%	—	—	0.00%	—
Corporate debt securities issued by foreign companies	3,999	0.00%	3,998	4,938	8.38%	5,121	—	0.00%	—	—	0.00%	—

Total trading account debt securities	5,100,341	0.53%	5,088,171	247,337	9.15%	213,926	80,750	3.08%	81,303	50,866	5.70%	35,334

Available-for-sale debt securities:
Greek government and agencies	—	0.00%	—	1,437,703	12.00%	1,457,298	—	0.00%	—	203,251	11.92%	224,041
Debt securities issued by other governments and public sector entities	553,571	7.12%	557,683	1,426,415	7.22%	1,451,440	1,048,623	7.99%	1,148,529	287,735	5.58%	331,172
Foreign treasury bills	274,978	4.82%	275,022	43,330	9.66%	41,940	—	0.00%	—	—	0.00%	—
Corporate debt securities issued by companies incorporated in Greece	156,149	8.39%	155,684	290,107	15.59%	222,251	49,044	11.56%	36,042	72,615	7.34%	72,434
Corporate debt securities issued by companies incorporated outside Greece	29,824	2.28%	29,646	354,009	10.13%	345,747	90,494	6.70%	98,362	59,381	5.47%	33,468

Total available-for-sale debt securities	1,014,522	6.55%	1,018,035	3,551,564	10.16%	3,518,676	1,188,161	8.04%	1,282,933	622,982	7.84%	661,115

Held-to-maturity securities:
Greek government and agencies	57,196	5.08%	56,053	—	0.00%	—	—	0.00%	—	62,414	12.59%	93,209
Debt securities issued by other governments and public sector entities	13,789	8.76%	13,789	—	0.00%	—	78,266	4.29%	97,645	—	0.00%	—
Foreign treasury bills	144,279	2.51%	144,279	—	0.00%	—	—	0.00%	—	—	0.00%	—

Total held-to-maturity debt securities	215,264	3.59%	214,121	—	5.00%	—	78,266	6.30%	97,645	62,414	7.23%	93,209

  Loan Portfolio

        As at December 31, 2012, the amount of the Group's total net loans equaled EUR 67,015.9 million. The Group's loan portfolio consists of 50.8% consumer and 49.2% commercial loans (see Note 13 to the U.S. GAAP Financial Statements). As at December 31, 2012, loans to Greek residents represent 64.8% of the Group's loan portfolio.

        Loans by Type of Customer:    The Group offers a wide range of credit instruments to domestic and foreign businesses as well as to Greek government- related entities and individuals, including letters of credit and long-term and short-term loans.

        The following table provides details of loans to customers made by the Group, classified by type of loan, the borrower's principal economic activity, as well as the breakdown of loans to Greek and foreign residents as at December 31, 2008, 2009, 2010, 2011 and 2012.

	Year ended December 31,
	2008	2009	2010	2011	2012
	(EUR in thousands)
Greek residents:
Consumer:
Residential mortgages	17,772,186	19,411,436	19,544,275	18,762,689	17,985,605
Credit card	1,722,520	1,913,804	1,773,156	1,527,119	1,458,686
Auto financing	250,130	433,563	405,734	308,598	209,002
Other consumer	4,622,064	4,890,722	4,852,444	4,763,063	4,708,629

Total	24,366,900	26,649,525	26,575,609	25,361,469	24,361,922

Commercial:
Industry and mining	3,431,239	3,471,756	3,675,468	4,084,213	5,132,238
Small-scale industry	1,857,602	2,066,500	2,090,239	1,962,344	1,778,422
Trade	7,290,620	8,280,514	7,788,532	7,374,620	7,038,596
Construction	1,216,237	1,252,555	1,226,936	1,131,868	987,412
Tourism	312,513	493,206	484,394	479,955	454,471
Shipping and transportation	1,882,210	1,876,137	2,152,631	2,216,777	2,182,347
Commercial mortgage	832,593	925,085	880,697	774,709	663,725
Public sector	8,101,757	8,522,357	8,860,862	8,711,152	5,607,992
Other	647,654	421,479	247,319	88,376	111,129

Total	25,572,425	27,309,589	27,407,078	26,824,014	23,956,332

Total Greek residents loans	49,939,325	53,959,114	53,982,687	52,185,483	48,318,254
Unearned income	(187,135)	(28,711)	(58,824)	(92,749)	(53,048)

Total Greek residents loans net of unearned income	49,752,190	53,930,403	53,923,863	52,092,734	48,265,206

        The Bank has on its balance sheet under the line item Commercial loans—Public sector:

  –
  an amortizing loan with a fixed rate interest and a final maturity in September 2037. This loan relates to an agreement with the Hellenic Republic the Bank entered into in August 2005, relating to a hybrid financial instrument consisting of a loan issued at a cost of EUR 5.1 billion with an embedded derivative. The embedded derivative would normally have to be bifurcated, but, instead, the Group elected to account for the combined instrument at fair value under applicable guidance. On December 30, 2008 that instrument was settled and a new loan was recognized at a fair value of EUR 5.4 billion. The carrying amount of this loan, net of allowance for loan losses, as at December 31, 2012, was EUR 4.6 billion. The agreement with the Hellenic Republic relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a separate derivative.

  –
  up to December 31, 2011, loans amounting to EUR 1.8 billion which were exchanged in the PSI. The carrying amount net of allowance for loan losses of these loans as at December 31, 2011 was EUR 0.5 billion. As at December 31, 2012, those loans are no longer reported under the line item Commercial loans—Public sector.

	Year ended December 31,
	2008	2009	2010	2011	2012
	(EUR in thousands)
Foreign:
Consumer:
Residential mortgages	3,466,936	3,841,014	4,725,702	4,148,062	4,367,169
Credit card	1,844,527	2,403,912	3,503,593	3,763,261	5,190,403
Auto financing	319,705	263,254	205,996	144,085	106,971
Other consumer	2,445,982	2,680,275	3,084,471	2,990,411	3,888,030

Total	8,077,150	9,188,455	11,519,762	11,045,819	13,552,573

Commercial:
Industry and mining	2,237,964	2,653,578	2,974,037	3,020,134	2,569,096
Small-scale industry	1,802,722	1,663,914	1,449,556	1,295,509	1,496,807
Trade	2,279,365	3,412,668	3,784,789	3,600,619	3,684,194
Construction	1,776,701	1,461,677	1,597,771	1,629,284	1,812,657
Tourism	423,302	335,369	396,622	279,303	276,489
Shipping and transportation	593,026	676,727	780,670	799,940	812,678
Commercial mortgage	1,260,464	613,213	700,715	647,331	618,420
Public sector	120,290	383,686	392,521	280,712	238,358
Other	2,417,140	1,697,936	1,707,828	1,479,101	1,186,631

Total	12,910,974	12,898,768	13,784,509	13,031,933	12,695,330

Total foreign loans	20,988,124	22,087,223	25,304,271	24,077,752	26,247,903
Unearned income	(273,270)	(183,722)	(189,694)	(167,629)	(179,339)

Total foreign loans net of unearned income	20,714,854	21,903,501	25,114,577	23,910,123	26,068,564
Total loans net of unearned income	70,467,044	75,833,904	79,038,440	76,002,857	74,333,770

Less: Allowance for loan losses	(1,232,626)	(2,065,178)	(3,175,405)	(6,550,635)	(7,317,844)

Total net loans	69,234,418	73,768,726	75,863,035	69,452,222	67,015,926

        A brief description of the type of loan classifications included in the above analysis is as follows.

        Residential mortgages consist primarily of fixed rate and floating rate loans collateralized by first-ranking security interests in owner-occupied dwellings including houses and condominiums. These loans are nearly all secured by pre-notation which is less expensive and easier to record than mortgages. See, below in Item 4.E, "Selected Statistical Data—Credit Quality and Risk Management—Credit Quality—Risk Management—Loan Approval Process". Greek government-subsidized mortgage loans were offered by the Group to domestic borrowers who meet certain criteria.

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

        The following table provides details of loans to customers made by the Group by maturity, classified by type of loan, the borrower's principal economic activity, as well as the breakdown of domestic and foreign loans as at December 31, 2012.

	Year ended December 31, 2012
	Within one year or less	After one year through five years	After five years	Total
	(EUR in thousands)
Greek Residents:
Consumer:
Residential mortgages	4,251,847	3,128,543	10,605,215	17,985,605
Credit card	1,458,686			1,458,686
Auto financing	46,811	144,367	17,824	209,002
Other consumer	2,535,019	1,213,968	959,642	4,708,629

Total	8,292,363	4,486,878	11,582,681	24,361,922

Commercial:
Industry and mining	2,868,752	1,654,018	609,468	5,132,238
Small-scale industry	1,037,587	536,890	203,945	1,778,422
Trade	4,058,065	2,095,523	885,008	7,038,596
Construction	544,813	309,269	133,330	987,412
Tourism	213,459	186,617	54,395	454,471
Shipping and transportation	751,244	857,178	573,925	2,182,347
Commercial mortgages	132,015	119,572	412,138	663,725
Public sector	352,933	1,345,649	3,909,410	5,607,992
Other	51,105	42,177	17,847	111,129

Total	10,009,973	7,146,893	6,799,466	23,956,332

Total Greek residents loans	18,302,336	11,633,771	18,382,147	48,318,254

Foreign:
Consumer:
Residential mortgages	539,407	1,611,005	2,216,757	4,367,169
Credit card	4,648,674	456,788	84,941	5,190,403
Auto financing	41,977	58,268	6,726	106,971
Other consumer	1,557,173	1,760,117	570,740	3,888,030

Total	6,787,231	3,886,178	2,879,164	13,552,573

Commercial:
Industry and mining	901,663	1,215,551	451,882	2,569,096
Small-scale industry	681,667	714,450	100,690	1,496,807
Trade	1,547,451	1,775,423	361,320	3,684,194
Construction	536,820	678,753	597,084	1,812,657
Tourism	63,932	168,097	44,460	276,489
Shipping and transportation	281,678	369,294	161,706	812,678
Commercial mortgages	167,459	280,045	170,916	618,420
Public sector	1,085	67,652	169,621	238,358
Other	348,962	564,807	272,862	1,186,631

Total	4,530,717	5,834,072	2,330,541	12,695,330

Total foreign loans	11,317,948	9,720,250	5,209,705	26,247,903
Unearned income	(117,042)	(74,622)	(40,723)	(232,387)

Loans, net of unearned income	29,503,242	21,279,399	23,551,129	74,333,770
Less: Allowance for loan losses	(7,317,844)	—	—	(7,317,844)

Total net loans	22,185,398	21,279,399	23,551,129	67,015,926

        Out of the Group's loans outstanding at December 31, 2012 that are due after one year, EUR 16.0 billion had fixed interest rates while EUR 28.9 billion had floating interest rates.

Foreign Country Outstandings

        The Group's foreign country outstandings, representing specific country risk, are extended primarily by the Group's foreign branches and banking subsidiaries. The Bank's Greek and London operations also provide loans customarily made in U.S. dollars to the shipping industry, as well as loans denominated in other currencies as requested by customers. The Group's most significant exposure to foreign countries for the year ended December 31, 2010 was to Turkey, Bulgaria Romania and United Kingdom, for the year ended December 31, 2011 to Turkey, Bulgaria, Romania and United Kingdom and for the year ended December 31, 2012 to Turkey, Bulgaria, Romania and Fyrom. These foreign country outstandings represent additional economic and political risks. For additional information on the macroeconomic and political risks from operating in Turkey, as well as for the risks of conducting significant international activities and expanding in emerging markets, see Item 3.D, "Risk Factors".

        The tables below show the amount of foreign country outstandings as at December 31, 2010, 2011 and 2012, in each foreign country where such outstanding amounts exceeded 1% of the Group's total assets.

	Year ended December 31, 2010
	Country
	Turkey	Bulgaria	Romania	United Kingdom
Loans	14,814,582	3,622,065	2,288,745	615,777
Interest bearing deposits with banks	73,375	27	17,604	142,347
Other investments	3,607,932	130,035	187,441	465,519
Other monetary assets	1,161,641	660,693	272,696	51,360

Total	19,657,530	4,412,820	2,766,486	1,275,003

	Year ended December 31, 2011
	Country
	Turkey	Bulgaria	Romania	United Kingdom
Loans	14,533,262	3,223,636	1,985,699	578,725
Interest bearing deposits with banks	743,596	37,369	19,723	94,540
Other investments	2,845,540	141,582	176,235	705,681
Other monetary assets	1,216,865	534,004	374,840	108,822

Total	19,339,263	3,936,591	2,556,497	1,487,768

	Year ended December 31, 2012
	Country
	Turkey	Bulgaria	Romania	Fyrom
	(EUR in thousands)
Loans	17,435,798	3,029,823	1,812,630	825,316
Interest bearing deposits with banks	802,984	80,236	22,962	21
Other investments	2,820,423	247,707	225,437	257,215
Other monetary assets	2,263,387	380,104	245,873	97,149

Total	23,322,592	3,737,870	2,306,902	1,179,701

        The table below shows the amount of foreign country loans, excluding unearned income, by type of borrower for countries where the Group's exposure exceeded 1% of total assets at December 31, 2010, 2011 and 2012.

	Year ended December 31, 2010
	Country
	Turkey	Bulgaria	Romania	United Kingdom
	(EUR in thousands)
Consumer:
Residential mortgages	3,004,096	678,601	582,446	14
Credit card	3,323,439	116,014	4,904	—
Auto financing	120,970	33,429	14,103	—
Other consumer	1,620,372	607,858	411,690	125

Total	8,068,877	1,435,902	1,013,143	139

Commercial:
Industry and mining	1,748,652	311,033	174,174	269,789
Small-scale industry	962,745	316,072	25,968	—
Trade	2,350,663	536,771	261,851	79,049
Construction	497,569	552,772	165,343	85,345
Tourism	242,611	75,264	38,570	261
Shipping and transportation	428,690	149,744	44,213	—
Mortgages	126,303	20,781	432,451	33,834
Public sector	—	7,856	80,000	—
Other	495,932	259,800	83,954	147,361

Total	6,853,165	2,230,093	1,306,524	615,639

Total loans	14,922,042	3,665,995	2,319,667	615,778

	Year ended December 31, 2011
	Country
	Turkey	Bulgaria	Romania	United Kingdom
	(EUR in thousands)
Consumer:
Residential mortgages	2,430,215	652,647	589,929	19,784
Credit card	3,608,473	90,137	5,250	—
Auto financing	74,852	24,315	13,336	—
Other consumer	1,632,633	544,943	353,033	193

Total	7,746,173	1,312,042	961,548	19,977

Commercial:
Industry and mining	1,814,633	276,970	129,106	312,381
Small-scale industry	961,398	257,995	23,021	—
Trade	2,392,217	491,967	208,110	26,277
Construction	639,233	457,475	136,534	88,056
Tourism	132,642	72,914	34,660	248
Shipping and transportation	434,369	143,798	28,415	—
Mortgages	73,944	23,337	422,086	33,819
Public sector	54,899	6,317	—	14
Other	386,174	217,536	64,300	97,953

Total	6,889,509	1,948,309	1,046,232	558,748

Total loans	14,635,682	3,260,351	2,007,780	578,725

	Year ended December 31, 2012
	Country
	Turkey	Bulgaria	Romania	Fyrom
	(EUR in thousands)
Consumer:
Residential mortgages	2,693,182	624,932	576,322	123,498
Credit card	5,030,505	88,752	6,660	49,836
Auto financing	54,973	18,078	10,388	14,299
Other consumer	2,606,696	499,165	315,806	292,270

Total	10,385,356	1,230,927	909,176	479,903

Commercial:
Industry and mining	1,735,084	272,572	110,421	136,068
Small-scale industry	1,155,587	247,808	16,975	—
Trade	2,459,476	492,350	166,047	83,411
Construction	798,409	373,993	128,258	31,213
Tourism	151,333	61,515	28,453	10,252
Shipping and transportation	462,755	132,889	20,411	12,573
Mortgages	101,593	23,382	390,118	—
Public sector	52,984	5,103	—	—
Other	266,170	217,294	54,712	71,896

Total	7,183,391	1,826,906	915,395	345,413

Total loans	17,568,747	3,057,833	1,824,571	825,316

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

        The discussion below relates to the Bank and our banking subsidiaries, Finansbank, UBB, Banca Romaneasca, Vojvodjanska, Stopanska Banka, NBG Cyprus, NBG Albania and SABA.

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

        We have established criteria for corporate and institutional lending, which may vary by industry segment. Industries include manufacturing, wholesale trade, logistics and communication, services, retail, energy, construction, food, textiles, hotels, restaurants etc. The underwriting process and credit evaluation are fully centralized. All of the Bank's Corporate customers are evaluated through the Moody's Risk Analyst ("MRA") platform. It comprises four models for rating corporate obligors, according to the existence of full financial statements by the firm and to the specificity of the obligor's business. Around 80% of corporate customers are rated using a standard Corporate Rating Model ("CRM") which collects and analyzes historical and projected financial information, taking also into consideration qualitative parameters like the industry sector and an assessment of the company's management. CRM's assessment criteria are set by our Group Risk Control and Architecture Division ("GRCAD"). The remaining 15% of corporate customers are evaluated through specialized lending models (incl, shipping and project finance) and other scorecards (e.g. for firms with limited or no financial data). There are comprehensive multi-level approval authorities in place that are based upon a function of total exposure and security value with the requirement to have at least two individuals involved (the "four-eyes principle") throughout the underwriting process.

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

        There are 11 levels of credit approval authority as follows:

  •
  level 1:  For credit facilities over EUR 300 million, as well as for credit facilities over EUR 200 million for customers of the Bank's subsidiaries outside of Greece, approval authority is granted to the Bank's Executive Committee, the members of which are appointed by the Board of Directors;

  •
  level 2:  For credit facilities over EUR 70 million and up to EUR 300 million, approval authority is granted to the Bank's Credit Committee—"Level B". The members of this committee are the General Manager of Corporate Banking, the Chief Credit Risk Officer, and the members of the Credit Committee—"Level A";

  •
  level 3:  For credit facilities over EUR 12 million and up to EUR 70 million, the approval authority is granted to the Bank's Credit Committee—"Level A". Members of this Committee are the General Manager of Corporate Banking, the Deputy General Manager of Corporate Banking, the Credit Division Manager and the Manager of the Non Performing Loans Division;

  •
  level 4:  For credit facilities over EUR 5 million and up to EUR 12 million, approval authority is granted to the General Manager of Corporate Banking and the Credit Division Manager; and

  •
  levels 5-11:  For credit facilities up to EUR 5 million, approval authority is granted to a combination of Corporate Banking and Credit Division officers.

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

        Applications for all retail product categories are originated at the branch network level, where application processing systems are utilized and physical documentation is obtained and verified (for example income certificates, payroll slips, collateral certificates and other documents depending on the product type). The risk profile of each loan is assessed first at origination, using product-specific application scorecards and then is monitored throughout its life, using bespoke behavioral scorecards. These models allow the Bank to internally estimate key credit risk parameters, such as probabilities of default and loss given default for all retail portfolios.

        Apart from the application score, the Bank has established product-based standards for lending to individuals with key controls, including maximum PTI and maximum LTV, maximum loan tenor, application and behavioral scores that are considered for the analysis and final decision by the appropriate approval authority. As in Corporate Banking, the four-eye principle is implemented throughout the underwriting process. In addition, periodic post approval reviews are conducted to ensure quality and completeness.

        Finally, the development of portfolio models allows GRCAD to calculate, evaluate and monitor expected and unexpected losses for all portfolio asset classes and segments. For more information on our Group Risk Control and Architecture Division, see Item 5.B, "Liquidity and Capital Resources—Risk Management Governance—Group Risk Management".

  Mortgage Loans

        The Bank has adapted its credit policies in response to the crisis that started in 2008 by setting more stringent underwriting criteria.

        In particular, all mortgage applications received by the Bank are rated using a bespoke application scorecard and a behavioral model which further enhances the credit decision. The application scorecard takes into account the applicant's and the guarantor's (if any) demographics, income, employment, credit history with the Bank as well as throughout the Greek banking system and the overall relationship with the Bank. The maximum application score is 307, and the Bank has gradually increased the highest rejection score from 170 in 2008 to 199 since February 2010. In addition, PTI and LTV ratios are also taken into consideration.

        PTI ratio is defined as the amount of total annual payments derived from any retail exposure of the applicant and any guarantors towards NBG as well as to other banks, such as amortizing loans, credit cards limits and open loans, including any guarantees, in relation to their total annual income of a stable nature. In case of businessmen, self employed, doctors and lawyers, as well as for civil servants or employees with annual income exceeding EUR 40,000, the Bank requires the income statements for the last three years. Since 2010, the Bank gradually decreased maximum PTI which currently stands at the low level of 30%

        Generally, LTV cannot exceed 75% of the asset's market value. Average LTV of mortgage loans originated in 2012 stood at 65.8%, compared to 68.6% in 2011 and 73.2% in 2010. As of December 2012, average current LTV of the total Greek mortgage portfolio was 67.3%.

        Due to the abovementioned stringent underwriting criteria applied in recent years, our approval rate for mortgage lending has decreased from 80% in 2008 to 33% in 2011 and 29% in 2012.

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

        As at December 31, 2012, 15.9% of balances of our mortgage portfolio is either guaranteed or subsidized by the Hellenic Republic. The economic crisis affecting the Hellenic Republic had no impact so far on the subsidies and guarantees. A further deterioration of the Hellenic Republic's finances may adversely affect its ability to pay the subsidies and honor the guarantees and as a result the provision charge and allowance for loan losses may increase in the future.

  Subsidized mortgages

        The Bank offers mortgages subsidized by the Hellenic Republic. The subsidies are available solely for mortgages extended to fund the purchase or construction of the borrower's primary residence.

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

        The housing program subsidized by OEK has been discontinued since mid-2010. The subsidy was calculated as a percentage of the loan's interest rate and depended on the borrower's family status and is offered for 9 years. The underwriting procedure was the one followed for a "typical" mortgage loan with the exception that the applicant had to submit to the Bank a certificate from OEK, that verified his/her eligibility as well as the property evaluation conducted by OEK.

        As at December 31, 2012, the total amount of mortgage loans subsidized by the Hellenic Republic or OEK amounted to EUR 1,540.8 million from EUR 2,062.1 million and EUR 2,463.0 million in December of 2011 and 2010 respectively. As at December 31, 2011 and 2012, loans that are over 90 days past due in principal or interest amount to EUR 83.7 million and EUR 125.5 million, respectively.

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

        As at December 31, 2012, the total amount of mortgage loans guaranteed by the Hellenic Republic amounted to EUR 1,322.3 million, from EUR 1,410.9 million in December 2011 and EUR 1,498.0 million in December 2010. As at December 31, 2011 and 2012, loans that are over 90 days past due in principal or interest amount to EUR 48.5 million and EUR 47.4 million, respectively. Mortgage loans guaranteed by the Hellenic Republic are not subject to restructuring.

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

  Lending to Small Businesses

        The SBL Unit has created small business credit centers in Athens, Thessaloniki and Patras in order to standardize lending criteria. These credit centers handle all of the Bank's credit applications, whether from entrepreneurs or small businesses.

        The credit centers are staffed by lending teams under the supervision of a team leader. Credit underwriters use an internal Risk Rating system to assist in their credit decisions when reviewing and making credit decisions on applications forwarded by branches. Its inputs have recently been validated and calibrated to the new macroeconomic environment. This model is expected to further improve the quality of decisions and reduce the time required for the credit granting process. In addition, an, internally developed, behavioral scoring model is embedded into the SME Risk Rating system in order to continually assess repayment behavior and performance and further enhance the quality of credit decisions regarding to the existing portfolio. Finally, the Bank is currently participating in the development of a Bureau Score tailored specifically for SBL credit. This new model will be used in a two-fold manner, as a parameter in credit decisions and for purposes of benchmarking.

        There are four credit approval authority levels applicable to SBL lending. However, SBL credit exposures above EUR 1.5 million and up to EUR 3.0 million must also be approved by the Group Retail Credit Manager and the SBL's Head while SBL credit exposures in excess of EUR 3.0 million have to be approved jointly by the Group Credit Risk Officer and the General Manager of Retail Banking.

  Collateral

        Collateral values and related trends in Greece are monitored and updated based on independent appraisals, an independent published Greek real property index and official reports prepared by the Bank of Greece.

        For the mortgage portfolio, only in very rare cases we expect to recover the outstanding balance through foreclosure given the low LTV ratio (average current LTV of portfolio at 67.3% as at December 31, 2012), which deters customers from missing payments that could result in legal actions against them. This acts as a persuasive factor for the customer in finding resources to meet repayment schedules. As a result, for the purposes of estimating the allowance for loan losses for mortgage loans, the Bank considers the LTV ratios in determining whether foreclosure is probable.

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

        Finansbank Board of Directors has the right to grant loans within the limits set by Turkish Banking Law and may assign its credit-granting authority to the Credit Committee and Finansbank head office up to 10% and 1% of capital, respectively. Finansbank head office may delegate this credit-granting authority in its units, regional offices and branches. Finansbank head office and regions are currently empowered to approve exposures up to TL 60 million.

        Loans between TL 60 million and TL 600 million are approved by the Credit Committee, which consists of the General Manager and three members of the Finansbank Board of Directors. Extensions of credit in excess of TL 600 million are approved by the Board of Directors.

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

  •
  Level 2:  For credit risks over EUR 5 million and up to EUR 25 million the competent body is the bank's Executive Credit Committee, which consists of UBB's CEO and the Executive Manager of Corporate Banking, the Head of NBG Group International Credit Division and a

    Representative of NBG International, appointed by the NBG General Manager of International Activities;

  •
  Level 3:  For credit risks over EUR 1 million and up to EUR 5 million, the competent body is UBB's Credit Committee, which consists of UBB's CEO and the Executive Manager of Corporate Banking, the Country Risk Manager and NBG Group International Credit Division's representative, appointed by the Head of the NBG Group International Credit Division (the latter only for exposures between EUR 4 million and EUR 5 million;

  •
  Level 4:  For credit risks over EUR 250 thousand and up to EUR 1 million, the competent body is UBB's Intermediate Credit Committee, which consists of the Head of the Risk Management Credit Department, the Head of the Corporate Banking Division, the Head of the Large Corporate Clients Department and the Head of the Small and Medium and International Programs Department;

  •
  Level 5:  Credit risks over EUR 125 thousand and up to EUR 250 thousand are approved by UBB's Manager of the competent Business Department, the Service Unit Leader (Underwriting Manager), the Underwriting Team Leader and the Corporate Credit Risk Unit Manager; and

  •
  Level 6-8:  Credits risks lower than EUR 125 thousand are approved by appointed Risk Management Credit Department and Corporate Banking officers; three levels (6-8) are defined depending on the extent of the credit risk (up to EUR 125 thousand, EUR 50 thousand and EUR 25 thousand). UBB's Risk Management Committee approved an exception, that, until December 31, 2012, the Risk Management Division (Credit Department) does not participate in the decision making for "level 8".

        For the approval of retail exposures, UBB uses validated scorecards and multi-level authorization system.

  Banca Romaneasca

        Banca Romaneasca has established customer rates based on a Risk Rating System that is related to the probability of default on the part of the obligor and exclusively reflects the obligor's creditworthiness. The credit approval system for lending depends on the total aggregate exposure of a client or a group of related/connected clients. Proposals for the establishment of a new or the increase or renewal of an approved credit facilities framework are prepared by Business Divisions and submitted for approval to the responsible Credit Approving Body. Credit approving bodies are as follows:

  •
  the Commercial Level Committee has the authorization to approve credit lines for a client or a group of connected clients up to a maximum of EUR 300 thousand. The approval is given by the Executive Director of Corporate Banking, the Head and Deputy Head of the Commercial Division and the Risk Executive Director. Approval is considered valid if two supporting signatures are obtained, one from Corporate Unit and one from Risk Unit;

  •
  the Head Office Sub Credit Committee approves any corporate credit exposure to a client or a group of connected clients between EUR 300 thousand and EUR 1.5 million. The approval is given by the Executive Director of Corporate Banking and the Risk Executive Director;

  •
  the Head Office Credit Committee approves corporate loans for which the total aggregate exposure to a client or a group of connected clients with respect to credit lines, guarantees and other loan operations is between EUR 1.5 million and up to EUR 25 million. The approval is given by the General Manager, the Executive Director of Corporate Banking and the Risk Executive Director. For exposures above EUR 7 million and up to EUR 25 million the additional approval of the Head of NBG Group International Credit Division and the

    representative of NBG International Activities Division (appointed by the General Manager of the International Activities Divisions) is required; and

  •
  Banca Romaneasca's Executive Committee approves corporate loans for which the total aggregate exposure to a client or a group of connected clients with respect to credit lines, guarantees and other loan operations is up to the Legal Lending Limit allowed. The approval is given by the bank's Managers. For exposures above EUR 25 million and up to EUR 200 million, the additional approval of the NBG International Corporate Credit Committee is required. For exposures above EUR 200 million up to the Legal Lending Limit allowed the additional approval of the NBG Senior Credit Committee is required. All credit proposals submitted to the Executive Committee should carry the prior endorsement of the Credit Committee.

        Any transaction which leads to an exposure on obligor, which is equal or exceeds 10% of the bank's own funds, is carried out only with the prior approval of Banca Romaneasca's Executive Committee.

        Unsecured retail credit facilities are approved based on the gross exposure on a group of connected clients (only individuals) for this type of facilities, including the facility under assessment. The authority levels are: up to EUR 10,000, approval authority is given to the Retail Credit Center; between EUR 10,001 and EUR 20,000 approval is given by the Head of Retail Products and Segments Division and the Head of Retail Credit Risk Division; above EUR 20,001, approval is given by the Risk Executive Director and the Deputy General Manager. Consumer loans secured with mortgage on a real estate and mortgage loans are approved based on the gross exposure to a group of connected clients for this type of facilities, including the facility under assessment. The authority levels are as follows: up to EUR 60,000, approval authority is given to the Retail Credit Center; between EUR 60,001 and up to EUR 150,000, approval is given by the Head of Retail Products and Segments Division and the Head of Retail Credit Risk Division; between EUR 150,001 and up to EUR 500,000, the approval is at the level of the Risk Executive Director and Deputy General Manager.

  Stopanska Banka

        Stopanska Banka has adopted a five-level credit approval system for lending to companies, including Small Businesses, depending on the size of the loan. The Small Banking Business Committee approves loans for which the cumulative exposure of Stopanska Banka to a single client does not exceed EUR 100,000. The Commercial Clients Credit Committee approves loans for which the cumulative exposure of Stopanska Banka to a single client is between EUR 100,000 and EUR 500,000. The Credit Committee approves loans for which the cumulative exposure of Stopanska Banka to a single client is between EUR 500,000 and EUR 3 million. The Executive Corporate Credit Committee must approve any credit exposure to a single subject in the amount between EUR 3 million and EUR 10 million. All financing that exceeds 10% of the Regulatory Capital of Stopanska Banka is approved by Stopanska Banka's Supervisory Board, upon previous approval of International Corporate Credit Committee of NBG.

  Vojvodjanska

        Vojvodjanska follows a five level credit approval system for the extension of corporate credit. All credit approvals, as well as any other decisions that involve credit risk require the approval of the appropriate level credit committee. In each credit committee an authorized person from Credit Risk Management Division participates with veto right. Vojvodjanska's Senior Credit Committee approves credit exposures up to EUR 3 million. For credit exposures up to EUR 10 million, the additional approval of the Head of Group International Credit Division is required. The Board of Directors approves credit exposures beyond the limits of the credit approval bodies mentioned above and up to the maximum amount per group permitted by the regulations in the Republic of Serbia, provided that the Group International Corporate Credit Committee has previously approved any proposed exposure in the range of EUR 10 million to EUR 200 million or NBG Senior Credit Committee for exposures exceeding EUR 200 million. The Board of Directors also has the authority to approve exposures to political parties, legal entities affiliated to Vojvodjanska, media and gambling business.

        For the approval of all retail products, five levels of approving authorities have been established. The appropriate approval level is determined by the proposed total exposure of clients, by the retail product type and the case of non-compliance with specific risk criteria. Decisions at each level must be taken unanimously and signed jointly.

  NBG Cyprus

        NBG Cyprus enforced its risk management policies and processes. Credit proposals up to EUR 6 million on individual or group basis (for large corporate, SMEs and Retail customers), are presented for approval to the Local Credit Committees (members are bank's management officers). Credit proposals EUR 6 to 12 million require the approval of the Executive Credit Committee, in which two of the five members, are NBG executives (with one of them in the chair). For credit risks exceeding EUR 12 million the pertinent assessment and approval stands with the authority of the Group credit committees.

  NBG Albania

        NBG Albania has adopted the following credit approval process for Business Lending: Entities and small companies with turnover up to EUR 200 thousands are considered as Retail Credit Customers and their loans' requests (restricted up to the total amount of EUR 150 thousands) are approved from the Retail Credit Committees:

  •
  For amounts up to EUR 15,000 the Level B Retail Credit Committee.

  •
  For amounts from EUR 15,001 up to EUR 150 thousands the Level A Retail Credit Committee.

        Companies with turnover more than EUR 200 thousands are considered as commercial/corporate customers and their loans' requests are approved from the following bodies subject to the following levels of authorization limits:

  •
  For amounts up to EUR 300 thousands for a single obligor or group of related obligors, from the Commercial Credit Committee.

  •
  For amounts from EUR 300,001 up to EUR 1 million, for a single obligor or group of related obligors, the Corporate Credit Committee.

  •
  For amounts from EUR 1,000,001 up to EUR 5 million, for a single obligor or group of related obligors, the Executive Corporate Credit Committee.

  •
  For amounts for more EUR 5,000,001, for a single obligor or group of related obligors, the Board of Directors' Credit Committee.

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

Risk Management—Credit Review Policies

        The Group has implemented a systematic control and monitoring of credit risk whereby the Bank and each of its subsidiaries conduct the credit risk process separately. The Group Risk Control and Architecture Division ("GRCA") coordinates each of the credit risk procedures established by Group subsidiaries. For further information concerning the Group Risk Management Division, see Item 5.B, "Liquidity and Capital Resources—Risk Management Governance".

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

  Credit Review, Management and Control in Retail Banking

        The Bank has completed its estimation of key credit risk measurement variables, including probability of default and loss given default for all retail portfolios. Hence, expected loss is internally estimated for all of these portfolios. Concurrently, new credit risk management and rating systems were implemented for Credit Cards and Auto Loans, whereas risk parameters for mortgage loans and SMEs were updated.

        The Retail Banking Collection Division holds the responsibility of monitoring and collecting past due amounts for all retail portfolios and focuses on reducing delinquency rates, facilitating early awareness of defaulted loans, ensuring proactive remedial management and reducing costs to maximize overall profitability.

  Finansbank

        While the underwriting units are responsible for the day to day operations of credit risk, the Credit Policy Committee controls the whole lending process by approving the lending criteria, the credit risk policies and delegating authority depending on the type of product. The establishment of effective and efficient internal policies, procedures and methodologies for the definition, quantification, measurement and control of credit risk is the responsibility of the credit risk management unit.

        Finansbank has established maximum concentration limits for specific sectors and industries in order to diversify risk and thereby lessen the impact it has on the value of Finansbank's credit portfolio. In addition to aggregated limits per customer, there are also base limits per product in place. The counterparty credit risk exposure limits cover the potential future exposure calculations that may result due to market fluctuations.

        Finansbank actively mitigates risk through collateral management. In so doing, it must meet certain legal and operational requirements with respect to its collateral. Particularly, the enforceability of collateral arrangements must be confirmed through sufficient legal review under the applicable law in all relevant jurisdictions. If the collateral is held by a third party, the collateral should be segregated from the third party's own assets. The market value of the collateral should be appraised annually at a minimum, but appraisal at more frequent intervals may be required whenever there is a reason to believe that the collateral's market value has decreased significantly.

        Finansbank has established a sound internal rating system through the use of rating models and processes to ensure robustness across all lending types. The Risk Management unit is responsible for evaluating these rating models and monitoring their performance, stability and, where necessary, making improvements.

        Finansbank credit risk process requires the continuous monitoring of customers' credit risk profiles for the life of the credit line. The underwriting department is tasked with maintaining the accuracy and quality of the information flow, with monitoring the financial standing and business risk profiles of customers and with updating corporate ratings and reviewing customer credit limits at least annually.

        Finansbank early warning systems ensure that customers' profiles with a significant deterioration in credit quality or payment performance are transferred to watch list and closely monitored. Similarly, restructured and rescheduled loans are monitored with special care in line with the Credit Risk Policy.

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

  •
  Developed and implements an automated Early Warning System;

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

        In parallel and in accordance with the NBG Group policy and practice, Banca Romaneasca introduced a second internal classification system of the corporate portfolio's obligors, in order to enhance the timely identification and handling of problems relating to obligors and credit facilities.

        Furthermore, Banca Romaneasca established a Workout Sector, with a main goal to suggest a series of measures (including but not limited to rescheduling) to be taken in order to limit the risk of registering late payments or to ensure the timely collection of the late payments.

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

Interim reviews and presentations of key portfolio quality data are conducted according to the regular audit schedule. Regular reporting on the credit quality related issues takes place at sessions of the Executive Board, the Board of Directors and the Audit Committee.

  NBG Cyprus

        NBG Cyprus has elaborated new credit risk management policies and procedures, in line with the Group's risk strategy. The Financial Assets Impairment Provision and Write-off Committee of the bank presents a relative report annually to the competent Risk Management Committee of the bank's Board of Directors.

  NBG Albania

        In accordance with the Group policy and practice, NBG Albania has an internal classification system of its Corporate Portfolio's Obligors, in order to enhance the timely identification and handling of problems relating to obligors and credit facilities. The obligor's classification system applies a five-point system (GA, GB, GC, GD and GE).

        Category GA:    Obligors with no negative signs.

        Category GB:    Obligors whose financial status is potentially weakened and, if not improved, may have an adverse impact on their ability to meet their obligations.

        Category GC:    Obligors whose financial status presents evident signs of weakness, with an adverse impact on their ability to meet their obligations. If the obligors' financial status does not improve, it is highly likely that the bank will suffer loss in the future.

        Category GD:    Obligors whose weak financial status indicates that their obligations cannot be repaid or liquidated in full.

        Category GE:    Obligors whose obligations cannot be repaid or liquidated.

        Only obligors incorporated in categories GB, GC, GD and GE described below are considered as classified obligors. In the event that the obligor is classified, the Business Divisions have to:

  •
  Review the obligor's Credit Facilities Framework with NBG Albania and the Group to decide whether to remain in the business relationship.

  •
  provide for the review of all contractual credit and collateral documents in consultation with the Legal Division.

  SABA
        SABA focuses on medium sized businesses in the South African market, defined as businesses with annual turnovers ranging from ZAR 10 million to ZAR 600 million. Credit facilities granted are reviewed on an annual basis using the most recent financial statements and supporting information from the clients being reviewed.

Non-accruing Loans, Allowance for Loan Losses, and Loan Loss Experience

Non-Accruing, Past Due and Restructured Loans

  Treatment of Non-Accruing Loans in Greek Banking Operations

        In general, for domestic loans the accrual of interest is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in process of collection. Residential real estate loans are placed on non-accrual status at the time the loan is 180 days delinquent. In addition, TDRs that were non-accruing at the time of the restructuring remain non-accruing until a minimum number of payments are made by the borrower, ranging from 4 to 12 depending on the loan product. In all cases, loans are placed on non-accrual status, or written-off at an earlier date, if collection of principal or interest is considered doubtful. The Group's non-accruing loans amounted to EUR 15,925.7 million as at December 31, 2012 compared to EUR 11,466.9 million as at December 31, 2011. This corresponds to 21.4% of the Group's loans outstanding at the same date. Of the Group's non-accruing loans, EUR 12,549.3 million or 78.8% were held by the Bank. This amount represented 24.7% of the Bank's loan portfolio.

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

  Treatment of Non-accruing Loans in Turkish and International Operations

        For Turkish and International entities, the accrual of interest is typically discontinued at the time the loan is 90 days delinquent. In addition, TDRs that were non-accruing at the time of the restructuring remain non-accruing until a minimum number of payments are made by the borrower, ranging from 4 to 12 depending on the loan product. In all cases, loans are placed on non-accrual, or written-off at an earlier date, if collection of principal or interest is considered doubtful. When overdue amounts are fully repaid, companies renew their balance sheet accruals. Remedial management procedures are employed for loans falling under the non-accruing loan category. Under these remedial procedures, the first action is to try to receive the amount from the customers by using alternative solutions. The second action is to recover the amounts due and to enforce or execute the collaterals through court orders. See Item 4.E, "Selected Statistical Data—Credit Quality—Risk Management—Credit Review Policies".

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

        The table below shows (i) all loans that are non-accruing, and (ii) all accruing loans which are contractually past due 90 days or more as to principal or interest payments for each of the five years ended December 31, 2008, 2009, 2010, 2011 and 2012:

	Year ended December 31,
	2008	2009	2010	2011	2012
	(EUR in thousands)
Domestic loans:
Accruing loans:
Past due 90 days—180 days	391,230	642,690	680,125	667,827	639,263
Past due 180 days—365 days	46,106	47,795	51,161	102,078	190,620

Total accruing loans	437,336	690,485	731,286	769,905	829,883

Non-accruing loans:
Past due 0 days—90 days	—	—	—	1,806,703	2,159,374
Past due 90 days—180 days	222,735	262,033	392,919	880,768	1,006,565
Past due 180 days—365 days	512,216	903,492	1,052,394	1,455,057	1,946,093
Past due 365 days or more	895,889	1,706,024	2,902,992	4,581,241	7,619,234

Total non-accruing loans	1,630,840	2,871,549	4,348,305	8,723,769	12,731,266

Foreign loans:
Accruing loans:
Past due 90 days—180 days	—	48,781	204,879	66,512	23,285
Past due 180 days—365 days	—	13,925	63,997	90,569	182,491

Total accruing loans	—	62,706	268,876	157,081	205,776

Non-accruing loans:
Past due 0 days—90 days	—	—	—	487,170	465,237
Past due 90 days—180 days	267,960	440,131	444,415	227,046	305,434
Past due 180 days—365 days	155,475	268,696	364,259	401,680	357,960
Past due 365 days or more	257,587	586,106	1,268,307	1,627,275	2,065,852

Total non-accruing loans	681,022	1,294,933	2,076,981	2,743,171	3,194,483

Subsidized and guaranteed domestic mortgages

	Year ended December 31,
	2011	2012
	(EUR in thousands)
Domestic loans:
Accruing loans:
Past due 90 days—180 days	63,464	90,563
Past due 180 days—365 days	—	—

Total accruing loans	63,464	90,563

Non-accruing loans:
Past due 0 days—90 days	—	—
Past due 90 days—180 days	—	—
Past due 180 days—365 days	22,721	33,059
Past due 365 days or more	46,046	49,274

Total non-accruing loans	68,767	82,333

        Non-accruing loans amounted to EUR 15,925.7 million as at December 31, 2012 compared to EUR 11,466.9 million and EUR 6,425.3 million as at December 31, 2011 and 2010. Total non-accruing loans increased by 78.5% and 38.9% between 2010 and 2011, and 2011 and 2012, respectively with the majority of the increase due to domestic non-accruing loans both in 2011 and 2012. The increase is due to the deterioration of the quality of our portfolio due to the unprecedented economic downturn in the Hellenic Republic which is evidenced by the worsening of the macroeconomic environment.

        For the year ended December 31, 2011 and 2012, the amount of loans that have been modified in the past and were removed from non-accruing status and returned to accruing status amounted to EUR 159.4 million and EUR 138.1 million, respectively.

Modifications and TDRs

        Since 2010, the Group, and mainly the Bank, implemented various loan modification programs that aim to reduce customers' monthly installments to a more viable level. Restructuring efforts have been continued throughout 2011 and 2012, and several new products are proposed to customers. (see Item 4.B, "Business Overview—Banking Activities in Greece").

        Modifications are considered TDRs if, for economic or legal reasons related to the customer's financial difficulties, the Group has agreed to make certain concessions to customers to both meet the needs of the customers and to maximize the ultimate recovery of a loan. TDRs occur when a borrower is experiencing, or is expected to experience, financial difficulties and the loan is modified using a modification that would otherwise not be granted to the customer.

        Allowance for loan losses are established to recognize losses inherent in funded loans intended to be held-for-investment that are probable and can be reasonable estimated. Prior to a TDR modification, the Group generally measures its allowance under a loss contingency methodology whereby consumer loans with similar risk characteristics are pooled and loss experience information are monitored for credit risk and deterioration with statistical tools considering factors such as delinquency, LTV, and credit scores. Upon TDR modification, the Group generally measures impairment based on a present value of expected future cash flows discounted using the original effective interest rate of the loan considering all available evidence at the time of the assessment.

        Modified loans that are not TDRs are assessed similarly to non-modified loans when determining the amount of the allowance for loan loss through homogenous assessment based on credit risk parameters depending on the allowance for loan loss methodology.

        The tables below present the amounts of modified loans and TDRs granted during the last 12 months, analyzed between non-accruing, accruing and less than 90 days and accruing and more than 90 days as at December 31, 2010, 2011 and 2012:

	Year ended December 31, 2010
	Modified not TDR				TDRs
	Non- accruing	Accruing, less than 90 dpd	Accruing, more than 90 dpd	Total	Non- accruing	Accruing, less than 90 dpd	Accruing, more than 90 dpd	Total
	(EUR in thousands)
Residential mortgage	5,669	438,031	43,732	487,432	17,639	452,413	92,529	562,581
Credit cards	—	—	—	—	—	30	—	30
Other consumer	26,041	96,859	5,610	128,510	36,402	342,064	—	378,466
Small business loans	1,211	118,989	—	120,200	25,451	345,348	—	370,799
Other commercial	582	13,118	—	13,700	12,641	94,642	—	107,283

Total	33,503	666,997	49,342	749,842	92,133	1,234,497	92,529	1,419,159

	Year ended December 31, 2011
	Modified not TDR				TDRs
	Non- accruing	Accruing, less than 90 dpd	Accruing, more than 90 dpd	Total	Non Accruing, less than 90 days	Non accruing more than 90days	Total
	(EUR in thousands)
Residential mortgage	23,389	501,376	74,520	599,285	751,727	203,287	955,014
Credit cards	—	—	—	—	80	77	157
Other consumer	24,375	189,077	—	213,452	423,639	114,472	538,111
Small business loans	31,317	79,290	—	110,607	227,497	85,109	312,606
Other commercial	26	7,562	—	7,588	313,832	101,431	415,263

Total	79,107	777,305	74,520	930,932	1,716,775	504,376	2,221,151

	Year ended December 31, 2012
	Modified not TDR				TDRs
	Non- accruing	Accruing, less than 90 dpd	Accruing, more than 90 dpd	Total	Non Accruing, less than 90 days	Non accruing more than 90days	Accruing, less than 90 days	Total
		(EUR in thousands)
Residential mortgage	1,107	207,346	1,755	210,208	821,949	367,779	744,603	1,934,331
Credit cards	—	183,150	—	183,150	78,511	51	—	78,562
Other consumer	124	139,198	802	140,124	502,847	130,189	127,870	760,906
Small business loans	—	7,190	—	7,190	254,952	81,266	60,306	396,524
Other commercial	2,061	113,919	248	116,228	390,375	94,533	134,580	619,488

Total	3,292	650,803	2,805	656,900	2,048,634	673,818	1,067,359	3,789,811

        Modified and TDR loans increased by 24.2% and 56.5%, respectively, between 2010 and 2011 due to (a) the fact that modification programs began after March 2010 and therefore data related to year ended December 31, 2010 refers to a shorter period of production compared to 2011 and (b) efforts were enhanced through 2011 to continue the modification programs and the launch of new programs such as the "Fractional payment" modification program.

        TDR loans increased by 70.6%, between 2011 and 2012 due to the application of the new accounting guidance on TDRs, which included criteria to determine whether a loan modification represents a concession and whether the debtor is experiencing financial difficulties. These loans were newly identified as TDRs because although significantly higher than the rate prior to modification, the modified rate was not a market rate. The increase is also related to the continuous efforts made by the Bank to modify loans of customers experiencing financial difficulties.

        Modified loans decreased by 29.4% between 2011 and 2012 mainly due to the application of the new accounting guidance on TDR. In addition, modified loans that are not TDRs are mainly constitute of Finansbank's loan interest rate modifications, which are offered to customers that can obtain funds from other sources at a market interest rate. As at December 31, 2012 and 2011, non-TDR corporate loans modified within 2012 amounted to EUR 116.3 million compared to EUR 7.6 million modified within 2011.

        The Group has loan modification policies for all loans portfolios, which describe the eligible population based on certain criteria considered in determining which loans to modify and whether a given loan will subsequently re-default. The main criteria considered when modifying retail loans remain the number of days past due and the ability of the borrower to provide additional collateral. For corporate loans, in addition to the above we also consider the payment history of the borrower and the reasons for the deterioration of the borrower's financial condition. Especially for corporate loans modification programs, it is important to note that, when modifying a loan, the new terms reflect the borrower's financial condition, its ability to make future payments, the current and projected market conditions, as well as the factors discussed in Item 4.B, "Business Overview—Banking Activities in Greece—Corporate and Investment Banking". All modification programs are subject to credit committee approval and follow the lending approach described in the Credit Policies.

        Modified and TDRs loans are separately monitored by dedicated teams, Special reports are produced for modified and TDR loans and in case of non-payment, they are subject to more intensive collection actions.

        As at December 31, 2012, the percentage of TDRs loans granted during the last 12 months that became past due (+30 dpd) was 41.6% for consumer loan portfolio and 27.2% for commercial loan portfolio, and 8.7% and 5.3%, respectively for modified loans. As at December 31, 2011, the respective percentages were 41.2% for consumer loan portfolio and 41.3% for commercial loan portfolio, and 33.1% and 40.9%, respectively for modified loans.

        New modification programs for previously modified loans were first launched during the third quarter of 2011. As at December 31, 2011 and 2012, the percentage of modified loans which were subsequently modified again was 7.2% and 20.8%, respectively. These loans are included in the percentage of TDR granted in the last 12 months that became past due (+30 days past due) after modification only if their last modification occurred during the last 12 months and they have become past due (+30 days past due) subsequent to re-modification.

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

  a)
  Commercial credits:

  •
  Balances categorized as "Watchlist" or "Substandard" and not over 90 dpd, or

  •
  Delinquency of more than 30 days,

  b)
  Secured and unsecured consumer balances: Delinquency of more than 30 days

        The table below presents PPLs for the Group by loan category for the years ended December 31, 2011 and 2012.

	Year ended December 31,
	2011			2012
	EUR in thousands
	Total consumer loans	Total corporate loans	Total PPLs	Total consumer loans	Total corporate loans	Total PPLs
Domestic loans	1,234,742	3,687,659	4,922,401	835,167	3,504,955	4,340,122
Foreign loans	426,861	836,366	1,263,227	401,480	1,553,000	1,954,480

	1,661,603	4,524,025	6,185,628	1,236,647	5,057,955	6,294,602

        The above figures do not include impaired loans.

  Allowance for Loan Losses—Methodology

        We maintain an allowance for loan losses sufficient to absorb probable incurred losses in the loan portfolio. The NBG Group has a comprehensive financial assets impairment provision and write-off policy which applies to all subsidiaries and establishes guidelines for the assessment process. In addition, the Provision and Write-Off Committee has been established at each banking subsidiary, which approves the amount of loan loss allowances on an individual basis for customers' exposures individually assessed and on a collective basis for portfolios collectively assessed. Members of these committees include members of the Group's senior management.

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

  Uncollectible loans

        When the Group determines the amount of allowance for loan losses for our pool of homogeneous loans, loss rates are applied that have been produced by our risk models, which collect historical evidence of recoveries spanning across many years. Our analysis of past data has demonstrated that we collect insignificant amounts from the unsecured portion of our portfolio after a period of five years after the loan agreement is legally terminated. Therefore, for this portion of past due loans a 100% loan loss allowance is recorded, which represents a full reserve. A write-off may not be made since legal actions may still be pending.

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

        The following table sets forth the loan loss allowances by methodology for the last five years to which the methodology was applied to respective loan balances:

	Year ended December 31,
	2008	2009	2010	2011	2012
	(EUR in thousands)
Impairment methodology:
Specific	344,255	398,179	564,598	2,811,450	1,972,627
Coefficient	71,378	88,803	106,415	198,160	235,435
Homogeneous	422,536	838,103	1,451,790	2,424,218	3,589,257
Foreign	394,457	740,093	1,052,602	1,116,807	1,520,525

Total loan loss allowance	1,232,626	2,065,178	3,175,405	6,550,635	7,317,844

        For a further analysis of loan loss allowances see Item 5.A, "Operating Results—Results of Operations for the year ended December 31, 2012 compared with the year ended December 31, 2011" and Item 5.A, "Operating Results—Results of Operations for the year ended December 31, 2011 compared with the year ended December 31, 2010."

        The following table illustrates the activity in the loan loss allowance balance over the previous five years:

	Year ended December 31,
	2008	2009	2010	2011	2012
	(EUR in thousands)
Domestic:
Balance at beginning of year	779,608	838,169	1,325,085	2,122,803	5,433,828
Add: Allowances for probable loan losses from continuing operations	249,033	591,637	878,145	3,378,788	1,843,996
Write-offs	(205,716)	(110,272)	(85,050)	(77,073)	(126,062)
Recoveries	15,230	5,639	4,597	8,122	2,591

Less: Net write-offs	(190,486)	(104,633)	(80,453)	(68,951)	(123,471)
Loans exchanged in the PSI	—	—	—	—	(1,356,490)
Translation differences	14	(88)	26	1,188	(544)

Domestic balance at end of year	838,169	1,325,085	2,122,803	5,433,828	5,797,319

Foreign:
Balance at beginning of year	353,344	394,457	740,093	1,052,602	1,116,807
Add: Allowances for probable loan losses from continuing operations	176,504	406,811	326,850	324,481	478,310
Write-offs	(116,524)	(86,040)	(55,321)	(92,439)	(94,368)
Recoveries	27,203	24,024	18,652	23,078	15,984

Less: Net write-offs	(89,321)	(62,016)	(36,669)	(69,361)	(78,384)
Sale of impaired loans	—	—	—	(107,244)	(7,987)
Translation differences	(46,070)	841	22,328	(83,671)	11,779

Foreign balance at end of year	394,457	740,093	1,052,602	1,116,807	1,520,525

Total balance at end of year	1,232,626	2,065,178	3,175,405	6,550,635	7,317,844

        Key ratios related to the activity in our loan loss allowance for the previous five years to which our loan loss methodology was applied are as follows:

	Year ended December 31,
	2008	2009	2010	2011	2012
	(%)
Allowance for loan losses as a percent of total loans	1.7	2.7	4.0	8.6	9.8
Recoveries of loans to loans written-off in the previous year	12.4	9.2	11.8	22.2	11.0
Allowance for loan losses as a percent of non-accruing loans	53.3	49.6	49.4	57.1	45.9

        The table below shows allowances for loan losses for the Group by loan category for each of the years ended December 31, 2008, 2009, 2010, 2011 and 2012.

	2008		2009		2010		2011		2012
	Amount	%(1)	Amount	%(1)	Amount	%(1)	Amount	%(1)	Amount	%(1)
	(EUR in thousands, except percentages)
Greek residents:
Consumer
Residential mortgages	105,208	25.1	123,614	25.5	228,606	24.7	528,869	24.6	893,563	24.1
Credit card	79,086	2.4	200,592	2.5	335,642	2.2	415,536	2.0	536,549	2.0
Auto financing	—	0.4	—	0.6	—	0.5	—	0.4	—	0.3
Other consumer	156,626	6.5	281,140	6.4	593,175	6.1	1,010,516	6.2	1,470,374	6.3

Total	340,920	34.4	605,346	35.0	1,157,423	33.5	1,954,921	33.2	2,900,486	32.7

Commercial
Industry and mining	167,180	4.8	210,270	4.6	262,816	4.7	514,678	5.5	760,817	7.0
Small-scale industry	61,319	2.6	89,377	2.7	99,147	2.6	177,187	2.6	216,910	2.4
Trade	169,855	10.3	263,083	10.9	378,143	9.8	654,162	9.7	959,904	9.4
Construction	51,155	1.7	72,621	1.6	134,812	1.6	153,183	1.6	225,589	1.4
Tourism	11,824	0.4	21,715	0.6	23,692	0.6	38,540	0.6	60,274	0.6
Shipping and transportation	11,683	2.7	32,117	2.5	45,544	2.7	55,355	2.9	65,848	2.9
Commercial mortgages	—	1.2	6,114	1.2	8,424	1.1	14,795	1.0	19,936	0.9
Public sector	—	11.4	6	11.2	113	11.2	1,855,266	11.4	533,225	7.5
Other	24,233	0.9	24,436	0.6	12,689	0.3	15,741	0.1	54,330	0.1

Total	497,249	36.0	719,739	35.9	965,380	34.6	3,478,907	35.4	2,896,833	32.2

Total Greek residents loans	838,169	70.4	1,325,085	71.0	2,122,803	68.1	5,433,828	68.6	5,797,319	64.9

Foreign:
Consumer
Residential mortgages	6,742	4.9	23,235	5.1	51,249	5.9	55,664	5.3	68,143	5.8
Credit card	62,017	2.6	149,099	3.2	216,040	4.4	246,477	4.9	370,986	7.0
Auto financing	4,225	0.5	3,809	0.3	205	0.3	272	0.2	632	0.1
Other consumer	106,490	3.4	222,658	3.5	252,423	3.9	303,694	3.9	382,143	5.2

Total	179,474	11.4	398,801	12.1	519,917	14.5	606,107	14.3	821,904	18.1

Commercial
Industry and mining	93,946	3.2	107,136	3.5	143,793	3.7	130,162	4.1	175,099	3.5
Small-scale industry	8,593	2.5	33,094	2.2	40,252	1.8	44,034	1.7	133,270	2.0
Trade	65,507	3.2	116,134	4.5	178,522	4.8	165,407	4.7	119,245	4.9
Construction	14,710	2.5	26,504	1.9	53,938	2.0	70,392	2.1	106,706	2.4
Tourism	5,611	0.6	6,509	0.4	13,373	0.5	13,857	0.4	54,883	0.4
Shipping and transportation	4,565	0.8	7,580	0.9	15,174	1.0	17,255	1.0	14,936	1.1
Commercial mortgages	436	1.8	370	0.8	3,916	0.9	7,145	0.8	45,286	0.8
Public sector	30	0.2	31	0.5	40	0.5	32	0.4	34	0.3
Other	21,585	3.4	43,934	2.2	83,677	2.2	62,416	1.9	49,162	1.6

Total	214,983	18.2	341,292	17.0	532,685	17.4	510,700	17.1	698,621	17.0

Total foreign loans	394,457	29.6	740,093	29.0	1,052,602	31.9	1,116,807	31.4	1,520,525	35.1

Unallocated	—	—	—	—

Total Allowance for loan losses	1,232,626	100.0	2,065,178	100.0	3,175,405	100.0	6,550,635	100.0	7,317,844	100.0

(1)
Percentages represent the balance of loans in the respective category as a percent of the total loan balance.

Write-offs

        An analysis of the Group's write-offs and recoveries for non-accruing loans for the years ended 2008, 2009, 2010, 2011 and 2012 is presented in the following table:

	Year ended December 31,
	2008	% of total loans	2009	% of total loans	2010	% of total loans	2011	% of total loans	2012	% of total loans
	(EUR in thousands, except percentages)
Write-offs
Greek Residents:
Commercial and industrial	69,162	0.10	48,733	0.07	60,144	0.07	31,125	0.04	82,099	0.12
Real estate—construction	6,118	0.01	6,959	0.01	4,096	0.01	10,443	0.02	3,360	0.01
Real estate—mortgage	11,441	0.02	2,898	—	4,137	0.01	6,177	0.01	9,584	0.01
Other loans to individuals	118,995	0.17	51,682	0.07	16,673	0.02	29,328	0.04	31,019	0.05

Total write-offs for loans to Greek residents	205,716	0.30	110,272	0.15	85,050	0.11	77,073	0.11	126,062	0.19

Foreign:
Commercial and industrial	56,543	0.08	35,174	0.05	15,072	0.02	41,589	0.06	67,001	0.10
Real estate—construction	1,029	—	6,349	0.01	7,316	0.01	902	—	1,605	—
Real estate—mortgage	32	—	85	—	414	—	3,757	0.01	1,317	—
Other loans to individuals	58,920	0.09	44,432	0.06	32,519	0.04	46,191	0.07	24,445	0.04

Total write-offs for foreign loans	116,524	0.17	86,040	0.12	55,321	0.07	92,439	0.14	94,368	0.14

Total write-offs	322,240	0.47	196,312	0.27	140,371	0.18	169,512	0.25	220,430	0.33

Recoveries
Greek Residents:
Commercial and industrial	(340)	—	—	—	—	—	—	—	(540)	—
Other loans to individuals	(14,890)	0.02	(5,639)	0.01	(4,597)	0.01	(8,122)	0.01	(2,051)	—

Total recovery on loans to Greek residents	(15,230)	0.02	(5,639)	0.01	(4,597)	0.01	(8,122)	0.01	(2,591)	—

Foreign:
Commercial and industrial	(9,099)	0.01	(6,254)	0.01	(12,171)	0.01	(7,735)	—	(5,732)	0.01
Real estate—mortgage	(126)	—	(119)	—	(138)	—	—	—	—	—
Other loans to individuals	(17,978)	0.03	(17,651)	0.02	(6,343)	0.01	(15,343)	0.02	(10,252)	0.02

Total recovery on foreign loans	(27,203)	0.04	(24,024)	0.03	(18,652)	0.02	(23,078)	0.02	(15,984)	0.03

Total recoveries	(42,433)	0.06	(29,663)	0.04	(23,249)	0.03	(31,200)	0.03	(18,575)	0.03

  Developments in domestic loans write-offs

        Since 2008 in line with our commitment to social awareness and our responsibility for alleviating the impact of the economic crisis to our customers, as well as due to the expectations of the introduction of legislative actions, like Greek Laws 3869/2010 and 3949/2011, for the protection of those facing difficulties in repaying on time their loans we have postponed legal actions taken against past due customers and modified our write-off policy. This policy change has extended the maximum period from up to three to up to five years before taking write-offs in our unsecured portfolio. In addition we have introduced modification programs for loans more than 90 days past due in order to assist our customers in servicing their debt. These practices have significantly reduced the amount of unsecured loans that are written off since legal actions have not been completed and estimated recoveries are difficult to be assessed. As at December, 31 2012, domestic write-offs amount to EUR 126.1 million compared to EUR 77.1 million as at December, 31 2011, and were still influenced by the change in the write-off policy in relation to unsecured portfolios. Domestic write-offs mainly consisted of corporate and small business loans individually assessed which were, either partially written-off, keeping only the secured balance on balance sheet, or written-off completely.

        As at December 31, 2011 and 2012, unsecured consumer and credit card exposures whose agreement has been terminated for more than 3 years and SBL exposures that are fully provided for but yet not written off amounted to EUR 276.2 million and EUR 790.7 million, respectively. The write-off of these loans would result in a reduction of the allowance for loan losses on the balance sheet by EUR 241.5 million in 2011 and EUR 710.9 million in 2012, respectively. Had we written-off these loans in accordance with our previous policy, the non-accruing loans ratio as at December 31, 2011 and 2012 would have been 14.8% instead of 15.1% and 20.6% instead of 21.4%, respectively. Furthermore, the non-accruing loans coverage ratio as at December 31, 2011 and 2012 would have been 56.4% instead of 57.1% and 43.6% instead of 45.9%, respectively.

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

        In 2012, foreign write-offs increased to EUR 94.4 million mainly due to the increase of commercial loans write-offs.

Off-Balance Sheet Items

        See Item 5.E, "Off-Balance Sheet Arrangements".

Liabilities

Deposits

        The following table shows details of the Group's average deposits and average interest rates thereon, for the Group's continuing domestic and foreign operations, in each of the three years ended December 31, 2010, 2011 and 2012:

	Year ended December 31,
	2010		2011		2012
	Average Balance	Average rate (%)	Average balance	Average rate (%)	Average balance	Average rate (%)
	(EUR in thousands, except percentages)
Domestic Operations:
Deposits by Greek residents:
Demand deposits	4,515,645	0.36	3,847,375	0.60	3,726,127	0.92
Savings	23,438,310	0.24	20,284,201	0.25	16,641,501	0.25
Time deposits	23,885,460	2.23	20,524,647	2.91	16,633,041	2.85
Interbank	20,006,719	1.06	24,446,379	1.54	32,717,453	1.87
Other	430,861	3.71	494,288	3.19	519,486	3.59
Non-Greek residents or foreigners:
Demand deposits	124,367	0.32	213,441	0.48	448,914	0.80
Savings	22,914	0.24	20,010	0.26	18,852	0.26
Time deposits	592	2.20	35,096	2.89	166,138	2.30
Interbank	563,059	0.99	779,397	0.51	665,935	1.07
Deposits in foreign banking offices:
Banks located in foreign countries	4,488,081	1.13	3,912,996	2.09	4,089,447	2.17
Other foreign demand deposits	1,020,140	0.79	1,031,563	1.19	1,785,755	0.92
Other foreign time and savings deposits	14,765,777	6.25	16,468,108	6.69	17,649,542	6.89

Total deposits	93,261,925	1.95	92,057,501	2.46	95,062,191	2.65

        The table below shows the amount outstanding of customer time certificates of deposit and other time deposits (including interbank deposits) in amounts of US$100,000 or more of the Group's operations by remaining maturity at December 31, 2012. Determination of whether certain time deposits in currencies other than the U.S. dollar are in amounts of US$100,000 or more has been based on exchange rates at December 31, 2012.

Year ended December 31, 2012
(EUR in thousands)
Domestic Operations:(1)
Other time deposits of US$100,000 or more by time remaining until maturity:
3 months or less	39,174,819
Over 3 through 6 months	1,482,543
Over 6 through 12 months	2,752,510
Over 12 months	273,640

Total time certificates of deposit and other deposits in amount of US$100,000 or more	43,683,512

Foreign Operations:
Time certificates of deposit in amounts US$100,000 or more:
3 months or less	418,768
Over 3 through 6 months	14,937
Over 12 months	3,755
Other time deposits of US$100,000 or more by time remaining until maturity:
3 months or less	9,890,770
Over 3 through 6 months	743,559
Over 6 through 12 months	476,440
Over 12 months	94,445

Total time certificates of deposit and other deposits in amount of US$100,000 or more	11,642,674

(1)
As at December 31, 2012 Domestic Operations did not have any time certificates of deposit in amounts of US$100,000 or more.

Short-term Borrowings

        The table below shows outstanding amounts of short-term borrowings of Group companies for each of the three years ended December 31, 2010, 2011 and 2012.

	Year ended December 31,
	2010	2011	2012
	(EUR in thousands, except percentages)
End of period	1,111,663	925,971	2,026,659
Maximum month-end amount during the period	1,111,663	1,084,973	2,026,659
Average amount	354,082	954,250	835,721
Weighted average interest rate	2.29%	2.61%	8.52%

        Of the year-end balance as at December 31, 2012, 99.9% relates to Finansbank borrowings (see Note 21 to the U.S. GAAP Financial Statements, for the major other borrowed funds issued in 2012).

ITEM 4A    UNRESOLVED STAFF COMMENTS

        The Bank has received written comments from the Commission staff regarding its Annual Reports on Form 20-F for the years ended December 31, 2010 and 2011 and regarding its reports on Form 6-K filed on August 31, 2011, November 29, 2011, March 29, 2013 and April 8, 2013. The Bank has responded to each of the staff's letters, has in certain cases received follow-up letters from the Staff regarding these reports and has responded to such follow-up letters.

        In this Form 20-F and in the Form 20-F for the year ended December 31, 2011, the Bank has adopted various suggestions made by the Staff to expand or enhance disclosures included in Item 3. Key Information, Item 4. Information on the Company, Item 5. Operating and Financial Review and Prospects, Item 6. Directors, Senior Management and Employees, Item 8. Financial Information, Item 11. Quantitative and Qualitative Disclosures about Market Risk and Item 18. US GAAP financial statements and the notes thereto, including the restatement of 2008, 2009 and 2010 comparative data in the Form 20-F for the year ended December 31, 2011 resulting from comments raised by the Staff in relation to the calculation of bilateral credit valuation adjustments and the reclassification of certain investment securities as a result of the Greek economic crisis.

        While the Bank's management believes that it has addressed the majority of the Staff's comments raised in the various comment letters, there remain a number of unresolved, outstanding Staff comments, including additional Staff comments to the Bank's responses. The substance of the principal unresolved comments involved the valuation and impairment in the Bank's US GAAP financial statements regarding the Bank's portfolio of Greek government bonds (both those bonds eligible for inclusion in the PSI and those not eligible for such inclusion) and the related disclosure, as follows:

  •
  The Bank concluded that there was not an active market for the Greek government bonds at December 31, 2011 and estimated the fair value at December 31, 2011 based on the contractual cash flows of the new Greek government bonds, a discount rate of 12% and appropriate market information. The SEC accounting staff is considering whether the Bank should have used quoted prices instead of relying on a valuation methodology. As disclosed in the Form 20-F for the year ended December 31, 2011, the Bank believes the market was not active for Greek government bonds and therefore the application of a valuation methodology was more appropriate than relying on the quoted prices available.

  •
  As of December 31, 2011 and 2012 the Bank holds a special series of Greek government bonds received in May 14, 2009 and December 29, 2011 of total nominal amount EUR 1,434.7 million as contributions in kind with respect to the share capital increases in the context of Pillar I of the Hellenic Republic Bank Support Plan. Such bonds were not eligible for the PSI and had a fair and carrying value of EUR 1,322.7 million and EUR 1,341.1 million as of December 31, 2011 and 2012, respectively. The SEC accounting staff believes that the fair value determined by the Bank for these bonds both initially and at December 31, 2011 did not take into consideration all available market information. The Bank believes that these bonds are a special series issued in the context of the Hellenic Republic Bank Support Plan and are not traded in the market. Furthermore, as these bonds were not included in the PSI Program, the Bank believes that the same discounts applied in the PSI are not applicable to these special bonds.

        In addition, the Bank has received a number of comments from the Staff relating to interim and annual financial statements prepared in accordance with IFRS and furnished on Forms 6-K. These comments have not yet been resolved.

        In its most recent comment letter, the Staff reserves the right to make further comments, and as of the date of the filing of this 2012 Form 20-F, we have not received a letter from the Staff stating that it has completed its review with respect to any of the reports referred to above.

ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following review is based upon the selected financial data prepared in accordance with U.S. GAAP and should be read in conjunction with our U.S. GAAP Financial Statements and the notes explaining those financial statements included elsewhere in this Annual Report.

Overview

        We are the largest financial institution in Greece by market capitalization, holding a significant position in Greece's retail banking sector, with more than 10.8 million deposit accounts, more than 2.8 million lending accounts, 511 branches and 1,348 ATMs as at December 31, 2012. We provide a wide range of financial services, including retail (such as mortgage lending and consumer lending), commercial and investment banking services and asset management and insurance, through our network of branches and subsidiaries in Greece and abroad. Our principal sources of income historically have been interest earned on customer loans and debt securities and income from fees and commissions. We fund our lending activities and our securities portfolio principally through customer deposits in our branch network and interbank funding primarily from the ECB. As at December 31, 2012, our loans-to-deposits ratio (deposits excluding interbank deposits) was 106.5%.

        We hold leading positions in many financial services products in Greece. As at December 31, 2012, we had the largest market share of deposits and mortgage loans in Greece, with 29.5% in core deposits and 25.4% in mortgage lending, respectively, according to our internal analysis of published information of the Bank of Greece and other Greek banks. We are also strongly positioned in consumer and credit card lending where, according to our internal analysis of published information by the Bank of Greece, we are first with a market share of 19.6% as at December 31, 2012. We are also second in mutual fund management with a market share of 17.2% at the same date according to the Hellenic Fund and Asset Management Association.

        Outside Greece, the Group is active in eleven countries: Turkey, Bulgaria, Romania, Serbia, Albania, FYROM, Cyprus, South Africa, Egypt, Malta and the United Kingdom, represented by 1,180 branches that employ 61.0% of our total workforce. For the year ended December 31, 2012, International Operations' contribution to the Group's net loss was a net loss of EUR 47.2 million, while Turkey's contribution to the Group's net loss was a net income of EUR 632.0 million.

Key Factors Affecting Our Results of Operations

Recent Market and Regulatory Developments

The Hellenic Republic's Economic Crisis

        The Greek economy continues to face severe macroeconomic headwinds, originating from the unprecedented effort to correct sizeable fiscal imbalances which are compounded by high uncertainty, an extraordinary contraction of economic activity and other deep-rooted structural vulnerabilities making the achievement of the targets posed by the Program a challenge.

        In 2012, the Greek economy continued to face significant short-term challenges which are expected to continue into 2013, although the agreement on the continuation of the Program in conjunction with more favorable financing terms and the provision of new debt relief reduce near-term risks and increase visibility. Economic activity is expected to continue on a downward trend in 2013, declining by around 4.2% year-on-year (according to the forecast included in latest review of the IMF / EU Program), hampered by additional fiscal policy tightening, further reductions in private and public sector wages and pensions, and weak economic conditions in the Euro area. Consequently, labor market conditions will deteriorate further, albeit at a significantly slower pace compared with 2012, likely increasing further social fatigue. Nonetheless, the support from the exporting sector, especially tourism, together with accelerating EU structural funds inflows and the gradual clearance of government arrears to the private sector will provide some respite and contribute to a slowing of recessionary momentum in the second half of 2013.

        The completion of the PSI in April 2012 contributed to a significant reduction of the Greek debt burden and debt servicing needs through lower interest rates on the new bonds and a substantial extension of the average debt maturity. The PSI achieved nominal debt relief on EUR 199 billion of eligible bonds, directly reducing Greece's debt burden by approximately 50% of GDP from a level of 165% of GDP at the end of 2011. Interest service costs are reduced as the effective average cost of Greek debt servicing is brought down to approximately 3.0% in the 2012-2014 period, from about 5% in 2011. Finally, amortization payments are minimal until 2020 due to the long grace periods on the new Greek government bonds delivered in the PSI and a large part of the official financing.

        Overall, the completion of the PSI resulted in a notable reduction of Greek debt to below 130% in the second quarter of 2012. However, further deterioration of economic activity (reflecting an estimated contraction in real GDP of 6.0%, year-on-year in 2012, and 4.5% year-on-year in 2013, compared with previous estimates of 4.0% and 0.0%, respectively, according to EU Commission estimates) in tandem with disbursements of the new Program and weaker prospects for economic growth and privatization revenue in the three-year period of 2013 to 2016, reflecting adverse market conditions, was expected to push debt to GDP ratio above 175% in 2012 and approximately 190% in 2013-14 (according to EU Commission estimates), thereby increasing the probability of a new intervention to restore sustainability. Such an intervention was decided in the Eurogroup meeting of November 27, 2012, and, inter alia includes debt repurchases by the Hellenic Republic, new changes in official loan conditions (interest rate reduction on bilateral loans and deferral of interest payments on EFSF loans) and a refund to Greece of income and profits related to Eurosystem holdings of Greek bonds. For more details please see section "Eurogroup decisions of November 27, 2012 on the disbursement of pending financing for 2012 under the Program, the coverage of medium-term funding gap and the provision of additional sovereign debt relief".

        The sustainability of Greece's public finances and its continued membership in the Eurozone depend upon the implementation of ambitious structural and fiscal reforms and their effectiveness in laying the foundations for a sustained economic recovery.

        The tensions relating to Greek public finance have affected the liquidity and profitability of the financial system in the Hellenic Republic and have resulted in:

  •
  lower market values for Greek government debt;

  •
  limited liquidity in the Greek banking system reflecting an effective closing of market financing since the end of 2009 and a sizeable contraction of the domestic deposit base since 2010 (of about 35% cumulatively, according to Bank of Greece data) and heavy reliance on ECB and the Bank of Greece funding;

  •
  increased competition for, and thus cost of, customer deposits;

  •
  limited credit extension to customers; and

  •
  an increase in the amount of past due loans reflecting the substantial impact of the recession on the debt servicing ability of the Greek private sector.

Second economic adjustment program, jointly supported by the IMF and the member states of the Eurozone-The Program

        In March 2012, the Greek government agreed to the Program, the term of which extends through 2015 and is jointly supported by the IMF and Eurozone Member States. This program replaced the original program of EUR 110 billion, agreed in May 2010, for the period of 2010-2013 in the form of a cooperative package of IMF and Eurozone Member State funding. The international assistance loans disbursed under the original program amounted to EUR 73 billion. Of this amount, EUR 52.9 billion has been sourced from Eurozone Member States and EUR 19.9 billion from the IMF.

        Overall, in the Program, for the years 2012-2015, Eurozone Member States through the EFSF and the IMF commit the undisbursed amounts from the original Program, plus an additional EUR 130 billion, covering Greece's expected funding needs fully for the three-year period. During this period, the EFSF could provide an overall amount of EUR 144.7 billion, while the IMF will contribute EUR 28 billion during four years under its EFF. The Program is heavily front-loaded, especially regarding financing from Eurozone Member States—disbursements of about EUR 148 billion have been made under the Program by the third quarter of 2012 of which EUR 125 billion are EFSF funds and EUR 23 billion correspond to the IMF contribution.

        An amount of EUR 75 billion was disbursed in the first half of 2012 in order to fund EUR 35.7 billion of the PSI debt enhancements and accrued interest and to recapitalize Greek banks for an amount of EUR 18 billion through the HFSF. The IMF contribution of EUR 28 billion will be disbursed in 17 equal tranches over the remaining period ending in 2015. The disbursements of financial assistance to Greece are conditional on quarterly reviews for the duration of the arrangement.

        The release of the tranches by the lenders will be based on the satisfaction of quantitative performance criteria and a positive evaluation of progress made with respect to policy criteria set by the memorandum of economic and financial policies (MEFP) and the Memorandum underlying the Program and committed to by the Greek government. Moreover, in April 2012, the Greek parliament passed new legislation prioritizing government debt service obligations to private and official holders of Greek debt over any other fiscal use of the Program funding. The Greek government is committed to similar use of the primary budget surpluses which are expected to be achieved from 2013 onwards.

        The Program also sets forth a blueprint for the stabilization of public finances and safeguarding financial stability in Greece. Overall, the implementation of growth-enhancing structural reforms (including a broad-based labor market reform with a view to improve cost competitiveness and employment outcomes) becomes the basic element in the implementation of the Program.

        Specifically, the Program is primarily based on expenditure reduction in order to achieve a primary balance on 2013 and the timely and decisive implementation of growth enhancing structural reforms. The Program also foresees more aggressive nominal wage adjustments and benefit cuts to reduce costs and thus improve price competitiveness, and so permit Greece's transition to a more investment and export-led growth model. See Item 4.B, "Business Overview—The Hellenic Republic's economic crisis, the successful sovereign debt restructuring (PSI), the second economic adjustment program for Greece and recent macroeconomic developments".

Eurogroup decisions of November 27, 2012 on the disbursement of pending financing for 2012 under the Program, the coverage of medium-term funding gap and the provision of additional sovereign debt relief

        On November 27, 2012, the Eurogroup finance ministers and the IMF Managing Director provisionally agreed to disburse EUR 43.7 billion of the pending EU tranches (for 2012) of the financial support Program for Greece and managed to achieve an agreement to offer Greece some additional debt relief with a view to counteract the adverse impact of sharper-than-expected macroeconomic conditions and the slower built up of a primary surplus of approximately 4.5% of GDP (estimated to be achieved in 2016 or two years later than envisaged in the Program of economic support for Greece). The agreement involves a combination of various debt and other measures to reduce funding needs including: interest rate cuts on bilateral loans; a 10-year interest payments deferral on EFSF loans; and refund to Greece of ECB/national central banks profits on Greek bond holdings. These measures aim at providing sufficient liquidity to the Greek government to fully cover the funding gap up to 2015 that has emerged following the worse than expected macroeconomic conditions, extending the deadline for the achievement of a primary surplus of 4.5% of GDP from 2014 to 2016.

        In addition, a debt buyback was introduced as part of the debt-reduction strategy; the Greek Public Debt Management Agency unveiled the terms of the buyback on December 3, 2012. The buyback entailed exchanging the 20 designated bonds delivered to exchanging holders in the PSI, (with a total outstanding value of EUR 62 billion at par) with six-month, zero-coupon, EFSF notes. For each EUR 1,000 principal amount of a designated bond, the bondholder received EFSF notes with a principal amount equal to 1,000 times the purchase price expressed as a percentage of the par value of the original PSI bond. The purchase prices ranged from 32.2% to 40.1% depending on the maturity of the original PSI bond. The total aggregate amount of EFSF notes issued in the buyback was EUR 11.3 billion. The buyback closed on December 11, 2012.

        The public debt buyback tender process invitation yielded a total participation of approximately EUR 31.9 billion (or about 50% of existing Greek government bonds at an average price of 33.8% of the nominal value). Following the settlement of the buyback, Greek debt was reduced by EUR 21.1 billion in net terms. The deal in conjunction with other supportive measures appear sufficient (according to IMF and EU latest estimates) at bringing the Greek debt-to-GDP ratio down from approximately 175% of GDP in 2013 to approximately 124% by end-2020—close to the debt sustainability threshold that Troika has previously defined as sustainable- and to below 110% of GDP in 2022.

        Following the completion of the exchange, Standard & Poor's, on December 18, 2012, upgraded the long-term credit rating of the Hellenic Republic by six notches to B-, and the short-term credit rating to B with stable outlook, based on the strong commitment of the Eurozone countries to ensure that the Hellenic Republic will remain in the Euro and the commitment of the Greek government to achieve the fiscal adjustment.

        An erosion of the cohesion of the current coalition government, elected on June 17, 2012, or shrinkage of its Parliamentary majority through the withdrawal of one of the parties currently supporting the Program could pose significant risks to the implementation of the Program. Similarly, the Eurozone Member States' commitment to provide long-term support to Greece on adequate terms is subject to significant risks related not only to Greece's ability to avoid any additional slippages in the implementation of the Program but also to increasing discontent of public opinion in these countries regarding support to Greece.

        The large losses experienced by private creditors from the PSI exchange and the debt buyback in December 2012 in conjunction with the still high level of Greek sovereign debt post-PSI and the completion of the buyback (above 120% until 2020) render an improvement of market sentiment and a significant upward revision of sovereign ratings of the country highly unlikely for the short-to-medium-term. In this respect, valuations of Hellenic Republic assets (and thus privatization revenue budgeted in the Program) remain subject to substantial risks. A failure to successfully implement the Program may lead to termination of the financial support by the IMF and the EU, which would create the conditions for a new credit event with respect to Hellenic Republic debt or lead to a default by the Hellenic Republic on its debt, which will include both marketable instruments and official EU loans. If these events were to occur, they would have a significant adverse impact on the Greek macroeconomic environment, as well as on its financial system.

        Even if the Hellenic Republic successfully implements the Program, government debt as a percentage of GDP is projected under the Program to rise to above approximately 170% of GDP until 2015 (according to the debt sustainability analysis conducted by IMF and the EU in the context of the 1st and 2nd Reviews of the new economic Program in December 2012 and January 2013) and it remains uncertain whether the Greek economy will grow sufficiently to ease the financing constraints of the Hellenic Republic. These concerns maintain a non-negligible risk of a credit event with respect to the Hellenic Republic occurring earlier and prior to the completion of the Program.

        The notable recovery in economic sentiment and first signs of increase in the private bank deposit base in the second half of 2012 and the first quarter of 2013, could be undermined by slower progress in structural reforms, tensions in fiscal adjustment strategy and, more importantly, a new round of systematic turbulence in the Euro area triggered by developments related to the eruption and management of recent crisis in Cyprus.

        For the uncertainty relating to the Hellenic Republic economic crisis and the impact it may have to the Bank, please see Item 3.D, "Risk Factors—Risks Relating to the Hellenic Republic Economic Crisis"—Uncertainty resulting from the Hellenic Republic's economic crisis is having and is likely to continue to have a significant adverse impact on our business, results of operations and financial condition".

  Impairment of Greek government bonds

        For the impairment of Greek government bonds and the related accounting treatment, see Item 4.B, "Business Overview—The Hellenic Republic's economic crisis, the successful sovereign debt restructuring (PSI), the second economic adjustment program for Greece and recent macroeconomic developments" and Item 5 "Operating and Financial Review and Prospects—Critical Accounting Policies, Estimates and Judgments—Other-Than-Temporary-Impairment of Greek government bonds", respectively.

  The Hellenic Republic's Bank Support Plan

        The Program provides additional capital for the Greek banking sector and is, in addition to the Hellenic Republic Bank Support Plan, approved by the Greek Parliament in response to the difficult funding conditions in 2008 originally approved for EUR 28 billion in 2008 and augmented the support plan by EUR 40 billion in 2010 and another EUR 30 billion in 2011. For more information on the Hellenic Republic Bank Support Plan, see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic Bank Support Plan". The Hellenic Republic Bank Support Plan, as amended, comprises three pillars:

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

Continuing Challenges in the Global Economy

        Our performance has been and will continue to be influenced by the difficult economic conditions in Greece and in SEE. Following a relatively volatile year in terms of economic activity, the global economy is currently expected to gradually improve in the course of 2013, driven mainly by the U.S. and emerging economies. Specifically, the global economy is expected to grow by 3.3% in 2013 from 3.2% in 2012 (according to IMF, World Economic Outlook forecasts, April 2013). This prediction may change, given potential political and economic negative developments related with the Euro area banking crisis, U.S. fiscal policy uncertainty, the Chinese economy facing slowed growth and continued geopolitical risks in the Middle East and North Africa regions.

        The financial markets conditions have improved substantially since mid-2012, as reflected by decreased Economic and Monetary Union ("EMU") sovereign bond spreads, increased rallying around global equity markets and gradually higher, albeit not dramatically so, core long-term government bond yields. Indeed, following the ECB's pledge to do "whatever it takes" to support the Euro, many of the larger tail-risks appeared to have faded, particularly with respect to the Euro area sovereign debt crisis. Moreover, the ECB's announcement of the new unlimited bond purchases program known as Outright Monetary Transactions ("OMT") worked as a catalyst in Euro area tail-risks reduction. However, the prerequisite of entering a conditionality program, before a country can apply for the OMT, means that the political risk remains essential, particularly in the aftermath of the inconclusive Italian elections. In the US, the Federal Reserve announced a third round of quantitative easing to target mortgage-backed securities, and another (fourth) to target US Treasuries, suggesting that it would remain accommodative for as long as needed for the U.S. economy to recover. Moreover, the Fed replaced its calendar-based rhetoric on the first rate hike, to a rhetoric that includes quantified indicators, such as a 6.5% threshold for the unemployment rate and 2.5% threshold for the annual inflation rate one year forward. That being said, the last Federal Open Market Committee ("FOMC") minutes, that of January 2013 meeting, revealed that the FOMC members are divided on the need to follow the current aggressive pace of QE during 2013.

        The global economic activity and consequently the conditions in the global financial markets appear to remain relatively fragile. There remains a contagion risk for banks in the EU stemming from the downgrades of Member States, as experienced in Greece, and related market participants. To the extent this affects other EU economies and their banking systems, it could pose a common threat to EU banks. In addition, this contagion risk may spread to banks outside of the EU, in particular located in Turkey and SEE. As a result of these difficult economic conditions, many of the Group's clients have experienced and continue to experience a decrease in their operations, and it has adversely affected and may continue to adversely affect the asset quality of the Group's loan portfolio and demand for new lending.

Increasing Importance of Turkish Operations, Finansbank

        Turkish operations through Finansbank, our Turkish subsidiary, represented 23.7% of our gross loans as at December 31, 2012 (compared to 19.4% as at December 31, 2011), accounted for 45.1% of our net interest income before provisions for loan losses and contributed EUR 632.0 million to our net income for the year ended December 31, 2012 (compared to 30.3% and EUR 375.9 million respectively for the year ended December 31, 2011).

Non-accruing Loans and write-offs

        Our level of non-accruing loans increased from 15.1% of our loans portfolio at December 31, 2011 to 21.4% at December 31, 2012, and subsequently it has increased even further. We have made the necessary allowances for non-accruing loans as at December 31, 2012, as appropriate in accordance with our provisioning policy, and having taken into account any collateral with respect to such loans. The effect of the economic crisis in Greece, the implementation of the Program and adverse macroeconomic conditions in the countries in which we operate may result in adverse effects on the credit quality of our borrowers, with increasing delinquencies, and defaults. Provisions will continue to negatively affect net income / (loss) in 2013. We have also provided for other probable losses inherent to the portfolio to the extent such losses are reasonably estimable. See Item 4.E, "Selected Statistical Data—Credit Quality—Allowance for Loan Losses—Methodology".

        Non-accruing loans generally remain on our balance sheet significantly longer than would be the case for banks in Western European countries.

        The Group's write-off policy prescribes which loans fall into its scope and the criteria that must be met for each type of asset in order for each write-off to be approved by the relevant competent committee. Loan amounts to be written off for accounting purposes are individually identified and fully provided for. For all loan amounts written-off for accounting purposes, documentation is retained and is available to evidence and support the reasoning for the write-off and that the appropriate actions have been taken.

        The following factors are taken into consideration when qualifying a loan for write-off: (i) the past due status of the loan; (ii) the existence of collateral held by the Group; to secure the loan and the ability to liquidate that collateral; (iii) the status of legal actions undertaken by the Group as well as the results of recent research regarding the borrower's real property (however, completion of such legal actions is not a necessary condition to write off a loan if the claim against the borrower would remain valid after the loan is written-off); (iv) the existence of other assets held by the borrower identified through available databases; and (v) an assessment of the costs expected to be incurred for pursuing recovery compared to the expected recovery.

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

  •
  Corporate and secured SBL exposures are considered for write-off for accounting purposes on a case by case analysis, based on the general requirements (i-v) above.

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

Disposal of Non-Core Assets

        As part of our strategy to streamline our operations, we are disposing of certain investments in non-core businesses. The Group received proceeds of approximately EUR 6.8 million in 2010, EUR 15.5 million in 2011 and EUR 0.5 million in 2012 from disposals of various real estate property holdings. We expect to continue divestitures of non-core assets in the future when circumstances permit.

Retirement Indemnities—Early Retirement

        In order to streamline their operations, some Group companies had implemented voluntary retirement schemes. On December 31, 2010 the Bank's wholly owned subsidiary EH completed the voluntary retirement scheme that had been announced on November 25, 2008, whereby employees fulfilling certain criteria had the opportunity to leave service receiving additional benefits to those provided by law, subject to the approval of the Voluntary Retirement Scheme Committee which included representatives of the company and its employees. A total of 237 employees have left service taking advantage of the provisions of the scheme (not including those who had subscribed to the scheme and subsequently withdrew their interest). The Group has recognized a total expense of EUR 46.7 million with respect to this scheme (EUR 16.8 million in 2008, EUR 24.6 million in 2009 and EUR 5.3 million in 2010. In 2008, Vojvodjanska implemented a voluntary retirement scheme with an additional expense of EUR 1.4 million, which was completed in 2010.

        We have also achieved further reductions in our cost base through voluntary retirements taken by certain employees of the Bank, as discussed above, allowing us to hire replacement and restricted personnel at a lower overall cost as well as with no salary increases. Specifically, in 2012 salaries, employee benefits and voluntary early retirement schemes in Greece on a comparable basis decreased by 3.3% year-on-year (see also below Item 5.A,—"Operating Results—Results of Operations for the year ended December 31, 2011 compared with the year ended December 31, 2010".

        Additionally, on November 12, 2012, the new Greek Law 4093/2012 (GG A' 222) decreased the Greek Law 2112/1920 statutory indemnity scale in case of employee dismissal or normal retirement. The new law restricts the maximum indemnity payable to an employee upon dismissal or retirement, to 12 monthly salaries instead of 24.

        The transitional provisions of the law state that for employees that on November 12, 2012 had 17 or more full years of service to the same employer there is an additional monthly salary as indemnity per year and up to 24 monthly salaries. In case of dismissal the additional monthly salary is restricted to EUR 2,000.

Pension Reform

        In accordance with Greek Law 3655/2008, applicable from April 2008, the Bank's main pension plan, which was a defined-contribution plan, has been incorporated into the main pension branch of the state sponsored social security fund IKA—ETAM as of August 1, 2008. Pursuant to Greek Law 3655/2008, the Bank will contribute EUR 25.5 million per annum into IKA—ETAM for 15 years starting from December 2009. This legislation also prescribes that employer contributions made by the Bank will be reduced every three years in equal increments starting from 2013 from 26.5% until they reach 13.3% for employees who joined any social security plan prior to January 1, 1993. Employer contributions for employees who joined any social security fund after January 1, 1993, will remain at 13.3%. See Item 6.D, "Employees".

        In 2005 and 2006, the Hellenic Republic passed legislation permitting bank employee auxiliary pension schemes to merge with the new Insurance Fund of Bank Employees ("ETAT"). The relevant legislation provides that, in connection with the merger of auxiliary schemes with ETAT, the relevant employer shall make a payment to ETAT solely in an amount to be determined by a special financial report commissioned by the Ministry of Finance pursuant to this legislation.

        In accordance with Greek Law 4052/2012 (GG A' 41) a new auxiliary fund called Integrated Auxiliary Pension Fund ("ETEA") was established and started on 1 July 2012. ETEA includes, among others, ETEAM and according to transitional provisions of the same law (GG A' 256/2012), from 1 January 2013, the ETAT regarding the auxiliary schemes is mandatorily included.

        In April 2006 the Bank applied under Greek Law 3371/2005, as amended, to merge its Auxiliary Pension Fund, a defined-contribution plan, into ETAT. Consequently, the Bank expects to incur a substantial one-time expense, in accordance with an actuarial estimate, which will be commissioned at that time.

Income Tax and Taxation of Reserves

        The applicable Greek statutory corporation income tax rate was 24% for 2010 and 20% for 2011 and 2012.

        On January 23, 2013 Greek Law 4110/2013 was enacted and amended Greek Law 4046/2012. Under the new Law any difference (loss) arising from the PSI exchange which is considered deductible for tax purposes is amortized in 30 annual equal installments instead of over the life of the new Greek government bonds. In addition, Greek Law 4110/2013 provides that for fiscal years commencing from January 1, 2013, the nominal corporation tax rate is increased to 26%. Furthermore, for profit distributions approved from January 1, 2014 onwards the withholding tax is reduced from 25% to 10%.

        On February 14, 2012, Greek Law 4046/2012 was enacted and effectively extended the period over which the tax losses realized on implementation of the PSI exchange may be utilized from a five year loss carry forward to an amortization period over the life of the new Greek government bonds.

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

        On May 6, 2010, Greek Law 3845/2010 was enacted, according to which entities with total net income in excess of EUR 100 thousand were required to pay a special tax levy for purposes of reducing the State deficit as agreed with the IMF and the EU. The tax levy recognized in the Group's income statement in 2010 amounted to EUR 26.1 million.

        In accordance with Greek Law 3842/2010 the receivable amount of withholding taxes which was reflected in the Bank's corporation tax returns for the year 2009 was not refundable provided that it related to taxes withheld on bond interest income. In this respect the Bank recognized in the income statement of 2010 the amount of EUR 53.0 million.

Critical Accounting Policies, Estimates and Judgments

        The preparation of financial statements in accordance with U.S. GAAP requires management to make a number of judgments, estimates and assumptions that affect the reported amount of assets, liabilities, income and expense in our U.S. GAAP Financial Statements and accompanying notes. We believe that the judgments, estimates and assumptions used in the preparation of our U.S. GAAP Financial Statements are appropriate given the factual circumstances as of December 31, 2012.

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

Going concern

        The crisis in the Greek economy resulted in impairment losses recorded in several classes of assets like Greek government bonds and other loans in Greece which have adversely impacted the financial position, the results of operations, cash flows and regulatory ratios of the Bank, and consequently of the Group in the 2011 and the 2012 financial statements. Furthermore, the crisis has limited the Bank's access to liquidity from other financial institutions. The Bank relies on liquidity facilities provided by the Eurosystem.

        The ability of the Bank to continue as a going concern is dependent on (a) raising sufficient funds to restore the Group's and the Bank's financial positions which are currently negative and maintain adequate levels of capital and (b) the continuing reliance on and the continuation of the Eurosystem liquidity facilities.

        Article 47 of Greek Company Law 2190/1920 provides that entities whose total equity is less than 50% of their share capital are obliged within six months from the year end to convene shareholders' meeting in order to approve actions for improving the said ratio. In addition article 48 of Greek Company Law 2190/1920 provides that if the entities whose total equity is less than 10% of their share capital and the above shareholders' meeting does not take any decision for the restoration of the equity ratio, following a court decision, triggered by anyone who has a legitimate interest, the entity may be liquidated.

        Specifically, the Directors, in concluding that the Group and the Bank can continue to operate for the foreseeable future have considered that the above specific requirements of Greek Company Law 2190/1920 were covered by the recapitalization plan for Greek banks. The Program, a recapitalization plan for Greek banks forms, an integral part of the financial assistance under the second economic adjustment program for Greece, which was ratified by the Greek Parliament on February 14, 2012 and adopted by the Eurogroup on February 21, 2012 and March 13, 2012. Following the approval by the second Repeat General Meeting of the Bank's Shareholders on April 29, 2013 of the share capital increase in the context of the recapitalization, the Bank's recapitalization is the final stage of implementation under the auspices of the Bank of Greece and is expected to be completed in June 2013

        The Program, which has already been approved by the Troika along with a specific sequence of disbursements, commits funds for the recapitalization plan, amounting up to EUR 50 billion and is now in the implementation phase. According to the Program:

  a)
  From January 1, 2012 the Bank of Greece allowed the banks to operate at a Core Tier I ratio lower than that required, until the banks achieved the minimum level of capital required as provided by the Bank of Greece. On March 28, 2013, the Executive Committee of Bank of Greece issued Decision 13/28.03.2013, which resets Core Tier I Capital Ratio for Greek Financial Institutions at 9% and redefines the assets that are eligible for Core Tier I Capital, amending GA/BoG 2630/29.10.2010.

  b)
  Banks which were deemed viable based on their business and capital raising plans, as assessed by the Bank of Greece, were given the opportunity to raise capital in the market. Residual capital needs will be met from public support from the HFSF through ordinary shares and/or contingent convertible bonds, in a manner that preserves private sector incentives to inject capital.

        The Directors consider that it is appropriate to continue to adopt the going concern basis in preparing the financial statements for the Group because:

  a)
  Although the Bank has received no guarantees, the Directors have a reasonable expectation that the Bank will continue to have access to the Eurosystem liquidity facilities.

  b)
  The temporary measures provided by the Bank of Greece and the ECB as described above in relation to the minimum capital requirements gave the Bank enough time to initiate the recapitalization process in order to raise the necessary capital in the context of Greek Law 3864/2010. The second Repeat Extraordinary General Meeting of Shareholders on April 29, 2013, approved the Bank's share capital increase (see "—Recent Developments") and the recapitalization is expected to be completed by June 2013.

  c)
  The Bank submitted a business and capital raising plan which included the time schedule for the implementation of the capital actions described therein, and based on this plan, the Bank was evaluated as viable by the Bank of Greece.

  d)
  On May 28, 2012, the HFSF contributed EFSF bonds, with nominal amount totaling EUR 7,430.0 million, as an advance for its participation in the Bank's future share capital increase.

  e)
  On November 9, 2012, Act No. 38/9.11.2012 of the Council of Ministers (G.G. A' 223/2012), provided for the terms and conditions to be followed by the eligible banks for recapitalization.

  f)
  On December 20, 2012, the Bank of Greece through its letter to the Bank, copied Decision 52/23/26.10.2012 of the Credit and Insurance Committee in which it is mentioned that the capital required by the Bank, amounted to EUR 9,756.0 million. Taking into consideration the EUR 7,430.0 million of EFSF bonds already received as noted above, the remaining capital requirement amounted to EUR 2,326.0 million.

  g)
  On December 21, 2012, the HFSF contributed EFSF bonds, with nominal value of EUR 2,326.0 million, as an additional advance for the participation in the Bank's future share capital increase.

        Furthermore, the HFSF is committed to subscribe for any amount of unsubscribed share capital and / or the convertible bonds up to EUR 9,756.0 million and this commitment is valid up to April 30, 2013. Management, based on the approval by the second Repeat General Meeting of the Bank's Shareholders on April 29, 2013 of the share capital increase in the context of the recapitalization and the fact that the Bank has received from the HFSF, EFSF bonds of EUR 9,756.0 million as an advance for the participation in the Bank's recapitalization, expects that the commitment of the HFSF will be extended further, until the completion of the share capital increase which is expected in June 2013, following the Extraordinary General Meeting of April 30, 2013.

        At December 31, 2012, the Group's total capital adequacy ratio amounted to 9.0%. Although based on information regarding the Group's capital adequacy as of December 31, 2012, taking into consideration the total amount of the imminent share capital increase in the context of the recapitalization, the Core Tier I of 9.0% threshold, as defined in Decision 13/28.03.2013 issued by Executive Committee of Bank of Greece, is not satisfied, the Group has already initiated certain actions aiming at improving its capital adequacy, such as the disposal of its subsidiary Astir Palace Vouliagmeni S.A. (see Item 4.B, "Information on the Company—Business Overview—Other—Hotel Management") that we expect will have a positive impact on our capital and/or our risk weighted assets, and intends to carry out additional actions if necessary to comply with the capital requirements. Management expects that the actions the Group intends to carry out to improve its capital adequacy will restore the capital adequacy ratio to (or above) the required level.

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

        The Group's management exercises judgment in determining the fair value of financial assets and liabilities. For exchange traded financial instruments, fair value is based generally on quoted market prices for the specific instrument. Where no active market exists, or where quoted prices are not otherwise available, we determine fair value using a variety of valuation techniques. These include present value methods, models based on observable input parameters, and models where some of the input parameters are unobservable. The Group considers the impact of both the credit risk of its counterparties, as well as its own creditworthiness in determining fair value of financial instruments, including over-the-counter derivative instruments and financial liabilities designated at fair value in accordance with ASC 825. For over-the-counter derivative instruments, this impact is estimated by calculating a separate CVA for each counterparty, to which the Group has exposure. The calculation considers expected exposures generated using simulation techniques, as well as netting agreements and collateral postings. Furthermore, the CVA is based on expected loss rates derived from CDS rates observed in the market. If these are not available then we apply the regulatory risk weight that corresponds to the internal rating of the counterparty, or to unrated counterparties, if no internal rating is available. With respect to own credit risk, the Group estimates a debit value adjustment ("DVA") by applying a methodology symmetric to the one applied for CVA. The bilateral CVA recognized by the Group at December 31, 2011 and 2012 amounted to a cumulative gain of EUR 158.7 million and a cumulative gain of EUR 77.1 million, respectively. The gain in 2012 is attributed mainly to the high DVA due to the Bank's narrowed CDS rate. The Group seeks to reduce counterparty risk by standardizing relationships with counterparties through International Swaps and Derivatives Association, Inc. ("ISDA") and Global Master Repurchase Agreement ("GMRA") contracts, which encompass all necessary netting and margining clauses. Additionally, for almost all active counterparties in over-the-counter transactions, Credit Support Annexes (CSAs) have been put into effect, so that net current exposures are managed through margin accounts on a daily basis, through the exchange of cash collateral. For a further discussion on the management of counterparty credit risk and the effect of a change in interest rates and foreign exchange rates on our portfolio see Item 11, "Quantitative and Qualitative Disclosures about Market Risk", in this document.

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

        As of December 31, 2012, Level 3 assets amounted to EUR 539.9 million, which included EUR 33.1 million in trading assets, EUR 29.2 million in derivative assets and EUR 466.4 million in AFS securities and EUR 11.1 million in other assets. Level 3 assets represent 3.2% of assets measured at fair value (or 0.5% of total assets). As of December 31, 2012 Level 3 liabilities amounted to EUR 636.9 million, which included EUR 36.8 million derivative liabilities and EUR 600.1 million long-term debt. Level 3 liabilities represent 7.6% of the liabilities measured at fair value (or 0.6% of total liabilities). Level 3 financial instruments at December 31, 2012 include:

  a)
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

  b)
  Available-for-sale corporate bonds, for which the fair value was estimated based on the prices with which the issuers completed tender offers with respect to these or similar instruments, or for which there is no active market available and are subject to liquidity adjustments.

  c)
  Greek Government bonds for which the fair value is based on valuation inputs which are not market observable.

  d)
  Long-term debt designated as at fair value through profit or loss for which the fair value of was estimated based on the price with which the Group completed a tender offer.

  e)
  In other assets, investments on behalf of policyholders who bear the investment risk (unit linked products) include Debt securities issued by foreign financial institutions, for which there is no active market available and the valuation is based on prices obtained from issuers.

        See Note 36 to the U.S. GAAP Financial Statements for a table that presents the fair value of Level 1, 2 and 3 assets and liabilities as at December 31, 2012.

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

        The application of the purchase method requires certain estimates and assumptions especially concerning the determination of the fair values of the acquired intangible assets and property, plant and equipment as well as the liabilities assumed at the date of the acquisition. Moreover the useful lives of the acquired intangible assets, property, plant and equipment have to be determined. The judgments made in the context of the purchase price allocation can materially impact our future results of operations. Accordingly, for significant acquisitions, we have obtained assistance from third party valuation specialists. The valuations are based on information available at the acquisition date.

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

Impairment of goodwill

        Under applicable accounting guidance, goodwill is reviewed at the reporting unit level for potential impairment on an annual basis at the end of the reporting period, or more frequently if events or circumstances indicate a potential impairment. This analysis is a two-step process. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, then the goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, the second step must be performed. The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated possible impairment. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. The adjustments to measure the assets, liabilities and intangibles at fair value are for the purpose of measuring the implied fair value of goodwill and such adjustments are not reflected in the consolidated balance sheet. If the implied fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted under applicable accounting standards.

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

        Goodwill is tested for impairment annually, at December 31. In 2012, in step 1 of the goodwill impairment test the fair value of the above reporting units was estimated using the income approach and in particular the Dividend Discount Model ("DDM") because (a) the reporting units consist of subsidiaries of the Group, and therefore their operations are directed by the Group, (b) the DDM incorporates the earnings variability associated with the restructuring of these subsidiaries operations following their acquisition, and (c) the DDM incorporates management's views of the near and medium term as well as detailed views of current and near future market conditions and strategy.

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

        For the Turkish banking operations reporting unit the DDM was based on a 5.2% (2011: 6.8%) terminal growth rate and 19.6% (2011: 18.1%) pretax discount rate. The result of the DDM was corroborated with other valuation methods, such as book value and earnings market or transaction multiples. Based on these multiples, the implied value of the Turkish banking operations reporting unit significantly exceeds the value derived from the DDM.

        Based on the results of step 1 of the impairment test, we determined that the fair value of the Turkish banking operations reporting unit exceeded the carrying amount. A 1% increase in the discount rate or a 1% decrease in the terminal growth rate would decrease the fair value by approximately EUR 0.3 billion (2011: EUR 0.3 billion) and EUR 0.2 billion (2011: EUR 0.2 billion) respectively. In addition, a 5% decrease in the forecast amounts available for dividends would decrease the fair value by approximately EUR 0.3 billion (2011: EUR 0.2 billion).

        The fair value of Serbian operations, based on a 8.0% (2011: 8.0%) terminal growth rate and 14.5% (2011: 13.5%) pre tax discount rate, was less than the carrying amount. Based on the results of step 1 of the impairment test for Serbian operations, we performed step 2 of the impairment test and concluded to fully write-off the goodwill allocated to the Serbian operations by recognizing an impairment charge of EUR 103.1 million (2011: EUR 100.0 million). Since the DDM is based on management's forecasts that are unobservable inputs, the measurement of the goodwill impairment charge relating Serbian operations is classified as a Level 3 fair value measurement.

        In 2012 we recognized an additional EUR 20.1 million impairment charge in relation to the private equity business of the Group.

        The Group recognized EUR 6.3 million impairment losses for goodwill in 2010 relating to private equity fund investments and EUR 418.4 million in 2011 relating to the Serbian operations (EUR 100.0 million), as described above, the domestic insurance operations (EUR 236.7 million), the other domestic operations (EUR 56.5 million) and other foreign operations (EUR 25.1 million).

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

        Assumptions and observations of loss experience are periodically adjusted, with the support of qualified actuaries, in order to reflect current conditions. Any additional future losses anticipated from the revision of assumptions and estimates are charged to the income statement. Insurance reserves decreased from EUR 2.8 billion in 2011 to EUR 2.5 billion in 2012 due to the decrease in gross written premiums and the increase of lapses in EH, as a result of the decreased demand stemming from the recession in the Greek economy and the sale of Finans Pension.

        We continue to monitor potential changes in loss estimates in order to ensure that our recorded reserves in each reporting period reflect current conditions. Our assumptions for insurance reserves are based on a subjective analysis and management judgment. Actual results may result in adjustments to reserves.

Net periodic benefit cost

        The net periodic benefit cost is actuarially determined using assumed discount rates, assumed rates of compensation increase and the expected return on plan assets. These assumptions are ultimately determined by reviewing the Group's salary increases each year. The expected long-term return on plan assets represents management's expectation of the average rate of earnings on the funds invested to provide for the benefits included in the projected benefit obligation. To determine the expected long-term rate of return assumption the Group and its advisors make forward-looking assumptions in the context of historical returns and volatilities for each asset class as well as correlations among asset classes. The expected long-term rate of return assumption is annually adjusted based on revised expectations of future investment performance of the overall capital markets, as well as changes to local regulations affecting investment strategy. The weighted average expected long-term rate of return assumption used in computing the 2012 net periodic pension cost was 4.9% compared to 5.5% for 2011. The rate of compensation increases decreased from 3.5% in 2011 to 2.7% in 2012. The discount rate decreased from 5.3% in 2011 to 5.1% in 2012. The change in assumptions and the difference between actual outcomes and assumptions resulted in a net actuarial gain of EUR 55.9 million in 2012. As at December 31, 2012, equity securities of the Bank represented 9% of plan assets of all Group funded defined benefit plans and therefore the performance of plan assets is largely dependent on the performance of the Bank's share price. The impact to the pension benefit obligation, as well as to service and benefit cost if certain assumptions are changed is further disclosed in Note 38, "Employee Benefit Plans", to the U.S. GAAP Financial Statements.

Other-Than-Temporary-Impairment of Greek government bonds

        At December 31, 2012 the new Greek government bonds issued in the context of the PSI and held by the Group were not in an unrealized loss position, based on quoted market prices of these bonds.

        Other Greek government bonds held by the Group that were in an unrealized loss position comprised of:

  (a)
  a bond in the available-for-sale investment securities with nominal amount EUR 1,434.7 million and fair value EUR 1,341.1 million that matures in May 2014 and was received by the Bank in settlement of the Redeemable Preference Shares issued to the Greek State in accordance with Law 3723/2008 (Pillar I) (see Note 32 to the U.S. GAAP Financial Statements). Since this bond is not quoted in an active market, the fair value was determined using a valuation technique that takes into consideration the market yields of the new GGBs issued in the context of the PSI, and the market yields of Greek treasury bills, which are issued with certain frequency by the Greek government in order to construct the short-end of the zero coupon curve used to discount the cash flows of the May 2014 GGB, since the shortest maturity of the new GGBs is February 2023. The unrealized loss of EUR 43.2 million was recognized in other comprehensive income.

  (b)
  a bond in the held-to-maturity investment securities issued by the New Economy Development Fund ("TANEO"), a company controlled by the Hellenic Republic, with nominal amount EUR 57.7 million, carrying value EUR 57.2 million and fair value EUR 56.1 million that matures in June 2013. Since this bond is also not quoted in an active market, the fair value was determined using a valuation technique similar to that described in (a) above.

        The Group has conducted an assessment of whether the decline in fair value below amortized cost is an other-than-temporary impairment. The Group does not intend to sell these Greek government bonds, and it is not more likely than not to be required to sell them before the recovery of their amortized cost basis. Furthermore, the Group expects to recover the entire amortized cost basis of these bonds, because there is no evidence at the date these financial statements were authorized that there is a loss event that has an impact on the estimated future cash flows associated with these bonds, hence that the future cash flows will not be recovered in accordance with the contractual terms. Accordingly the unrealized losses of these bonds are included within AOCI.

        To arrive at this conclusion the Group has considered that, although the issuer has financial difficulties, there is an expectation that the contractual cash flows will be met due to the guarantees in place as a result of the new Program for economic support for Greece as well as continuous support offered to Greece by the IMF and the Eurozone countries. Furthermore the Group gave consideration to the short duration of these bonds as they mature in May 2014 and June 2013, respectively, that is within the period of the new Program for economic support for Greece.

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

        For the bond issued by TANEO (see (b) above), the Group also considered that the fair value of the company's investments and the cash and cash equivalents held by TANEO exceeds the total outstanding bond issue and therefore the probability of TANEO defaulting on the bonds it has issued is small, and even in the case of default, this bond is fully guaranteed by the Hellenic Republic.

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

        For the purposes of assessing the credit quality and collectability of the debt instruments, the Group segregates those securities classified as available-for-sale and held-to-maturity first by issuer type between Sovereign, Financial Institutions and other corporate entities. Each issuer type is then further disaggregated by region to Eurozone, European Union (non-Eurozone), Outside the European Union and Emerging Market (countries that have been labeled by the IMF as "emerging economies"). Corporate entities are further disaggregated into listed and non-listed. Evidence considered is dependent on the category of the debt.

        The Group recognized EUR 16.1 million OTTI charges in relation to all the bonds held and issued by the Cyprus Republic, Bank of Cyprus and Cyprus Popular Bank because, as at December 31, 2012, the Group considered that a credit loss existed with respect to these securities due to the financial difficulties faced by the issuers.

        With respect to debt securities issued by companies incorporated in Greece, the majority, i.e. EUR 75.6 million of the EUR 82.3 million unrealized loss relates to debt securities issued by the three viable financial institutions in Greece, other than the Banks (that is, Alpha Bank, Eurobank and Piraeus Bank) as judged by the Troika.

        Indicators which we used for financial institutions incorporated in Greece include:

  1.
  Is the financial institution judged to be viable and meets all the other criteria set for the recapitalization by the HFSF? This was a positive indicator since all three have been judged to be viable and are in the process of being recapitalized by the HFSF, which is expected to be completed by May or June 2013.

  2.
  Does the institution have the ability to access the interbank market? This was a negative indicator since the financial institutions mentioned above have been locked out of the international interbank market and the interbank market in Greece was operating at a fraction of its volume due to the crisis.

  3.
  Does the institution have the ability to access the Bank of Greece's Emergency Liquidity Assistance ("ELA") funding program? This is a positive indicator since all the financial institutions have access and have made use of the Bank of Greece's ELA funding to ward off liquidity problems. Furthermore, all three banks regained access to ECB funding in January 2013.

        We determined that the most important factors are that the financial institutions have been judged to be viable and eligible for recapitalization by the HFSF and thus are expected to be recapitalized, and their ability to access the Bank of Greece's ELA funding to mitigate the risk of a liquidity crisis. As such we concluded that an other-than-temporary-impairment had not occurred as at December 31, 2012.

        With respect to debt securities issued by companies incorporated outside Greece the loss of EUR 41.5 million relates to debt securities issued mainly by major European and American banks and insurance companies with an unrealized loss of EUR 37.4 million. We consider that these banks and insurance companies will continue to pay in accordance with the contractual terms and as such an other-than-temporary-impairment was not considered necessary as at December 31, 2012.

        During 2012, the Group recognized an OTTI charge of EUR 16.1 million in relation to the majority of its equity securities and mutual fund units held with significant and prolonged unrealized losses.

        As at December 31, 2012, the Group had unrealized losses in AFS equity and debt instruments of EUR 1.5 million and EUR 171.1 million, respectively, and unrecognized losses in HTM debt instruments of EUR 1.1 million.

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

        Realization of deferred tax assets is dependent on generating sufficient taxable income. Although realization is not assured, the Group believes that the realization of the net deferred tax assets after valuating allowance of EUR 169.9 million at December 31, 2012 (see Note 30 to the U.S. GAAP Financial Statements) is more likely than not based upon all available positive and negative evidence in Greece and the other countries where the Group operates. The Group believes this is a critical accounting estimate due to the current market and economic conditions in Greece (see Item 3.D, "Risk Factors—Risks Relating to the Hellenic Republic Economic Crisis".

        A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the years ended December 31, 2008, 2009, 2010 and 2012 in the Bank. Such objective evidence limits the ability to consider other subjective evidence in taxable entities where there is a cumulative loss.

        Greek Law 4046/2012 was enacted on February 14, 2012 and effectively extends the period over which the tax losses realized on implementation of the PSI exchange may be utilized from a 5 year loss carry forward to an amortization period over the life of the New Greek government bonds. However, Law 4110/2013 amended the said provision so that, any difference (loss) arising from the said exchange is amortized in 30 annual equal installments.

        Each year Management assesses whether the recognition of the deferred tax asset is appropriate to the extent that future taxable profit will be available to absorb these tax losses and other deductible temporary differences.

A.  Operating Results

Results of Operations for the year ended December 31, 2012 compared with the year ended December 31, 2011

        Overview.    Our net loss for the year ended December 31, 2012 was mainly attributed to the deterioration in the quality of the domestic loan portfolio as a result of the intense political uncertainty and to the continuing volatile condition of the economy of the SEE countries. These negative developments were partially offset by the positive impact of the robust performance of the Turkish economy. More specifically, in 2012, Turkish operations contributed EUR 632.0 million of net income to the Group, compared to EUR 375.9 million in 2011. As a result of the prolonged recession, the Group continued to retain higher provisions for loan losses of EUR 2,322.3 million, OTTI charges of EUR 410.5 million for debt and equity securities and EUR 1,365.9 million for net trading losses in the net trading and derivatives portfolio. In 2012, the Group reported a net loss attributed to NBG shareholders of EUR 2,537.5 million from EUR 14,539.7 million in 2011.

        Net Interest Income before provision for loan losses.    Net interest income before provision for loan losses for 2012 was EUR 3,200.4 million, a decrease of 12.3% for 2012, compared to EUR 3,648.2 million in 2011. Net interest margin was at 3.4% in 2012 and 3.6% in 2011, due to the pressure from competition in domestic deposit gathering and to the higher rates paid from the wholesale funding. The components of our net interest income/(loss) after provision for loan losses for 2011 and 2012 are reflected in the following table:

	Year ended December 31,
			2011/2012 Change
	2011	2012
	(EUR in thousands)		(%)
Interest Income:
Loans	5,050,455	4,966,015	(1.7)
Securities available for sale	760,414	649,688	(14.6)
Securities held-to-maturity	123,281	57,710	(53.2)
Trading assets	191,441	184,593	(3.6)
Securities purchased under agreements to resell	31,646	18,987	(40.0)
Interest-bearing deposits with banks	63,367	29,742	(53.1)
Other	39,046	27,339	(30.0)

Total interest income	6,259,650	5,934,074	(5.2)

Interest Expense:
Deposits	(2,264,935)	(2,517,268)	11.1
Securities sold under agreements to repurchase	(122,017)	(60,193)	(50.7)
Other borrowed funds	(24,914)	(71,221)	185.9
Long-term debt	(197,381)	(80,781)	(59.1)
Other	(2,252)	(4,260)	89.2

Total interest expense	(2,611,499)	(2,733,723)	4.7

Net interest income before provision for loan losses	3,648,151	3,200,351	(12.3)
Provision for loan losses	(3,703,269)	(2,322,306)	(37.3)

Net interest income/(loss) after provision for loan losses	(55,118)	878,045	(1,693.0)

        Our total interest income decreased by 5.2% to EUR 5,934.1 million for 2012, from EUR 6,259.7 million for 2011. The Group's interest income from loans in 2012 had a small decrease of 1.7% compared with 2011, reflecting mainly the decrease in the Group's Loans before allowance of EUR 1,669.1 million and the adverse effect of the sharp reduction in the borrowed rates linked to Euribor, despite the repricing efforts that continued in 2012 and the increase in total loans in Turkey. Furthermore, the decrease in our interest income from securities available for sale, securities held to maturity and trading assets is mainly due to the decrease in our position in Greek government bonds, as a result of our participation in the PSI.

        Our total interest expense increased by 4.7% to EUR 2,733.7 million for 2012, from EUR 2,611.5 million for 2011, mainly to the increased funding cost due to the reliance in Eurosystem funding through ELA, which is more expensive from ECB funding and the higher cost of time deposits. Interest expense on deposits increased by 11.1% for 2012 compared with 2011. This is mainly due to the significantly higher rates paid to interest bearing deposits in 2012 compared with 2011, as a result of the increasing domestic market competition following the adverse economic conditions and the liquidity shortage in the domestic market. Total deposits slightly decreased to EUR 91.2 billion as at December 31, 2012, from EUR 91.6 billion as at December 31, 2011. This decrease was mainly due to the reduced interest bearing deposits from individuals by EUR 3,679.7 million, while the increase in corporate interest-bearing deposits was by EUR 1,954.1 million. Interbank interest-bearing deposits remained stable to EUR 32.5 billion as at December 31, 2012, compared to EUR 32.5 billion as at December 2011. As at December 31, 2012, interbank deposits (which include Eurosystem funding) represented 35.8% of the total deposits compared to 35.7% as at December 31, 2011.

        The Group's net interest margin is dependent on disciplined deposit pricing and asset repricing efforts. In domestic market retail deposits and more specifically savings deposits which are considered as a cheap funding source become less available for the Bank given the prevailing adverse economic conditions in the domestic market. This trend negatively affected net interest margin on the expense side in two ways: (i) increased the reliance on funding from the ELA facility (EUR 30.9 billion as at December 31, 2012 from EUR 9.1 billion as of December 31, 2011), which has a higher cost almost similar to a time deposit and (ii) increased the contribution of costly time deposits in total deposit mix. On the other hand increased loans spreads charged to retail and corporate lending customers reflecting the scarcity of funds and heightened credit risk compensates for the margin compression on the liability side. Furthermore, our net interest margin is also dependent on the increased weight the foreign activities have over the reducing domestic balance sheet.

        In addition, the increase of nonaccrual balances had a negative impact on our net interest margin during 2012 and this trend is expected to continue in future periods, especially in Greece, while the economy is under recessionary pressures.

Provision for loan losses and asset quality

        Our provision for loan losses charged to the income statement decreased from EUR 3,703.3 million as at December 31, 2011, to EUR 2,322.3 million as at December 31, 2012, or 37.3%. Excluding the provision for loan losses relating to the loan to the Hellenic Republic and the loans eligible to the PSI amounting to EUR 1,720.3 million in 2011, the increase in our provision for loan losses charged to the income statement was 17.1%. The domestic provision for loan losses charged to the income statement amounted to EUR 1,844.0 million in 2012 compared to EUR 3,378.8 million in 2011, or a decrease of 45.4%. Excluding the provision for loan losses relating to the loan to the Hellenic Republic and the loans eligible to the PSI, the domestic provision for loan losses increased by 11.2%. The provision for foreign loans losses charged to the income statement amounted to EUR 478.3 million as at December 31, 2012 compared to EUR 324.5 million as at December 31, 2011. The increase is mainly attributable to the increase in Finansbank's loan portfolio.

        Total impaired loans as at December 31, 2012 amounted to EUR 23,323.3 million, an increase of EUR 3,381.3 million since December 31, 2011. Domestic impaired loans amounted to EUR 19,536.8 million and foreign impaired loans amounted to EUR 3,786.6 million, increasing by 18.0% and 11.7% respectively since December 31, 2011 (see Note 13 to the U.S. GAAP Financial Statements).

        Domestic impaired and non-accruing loans increased as at December 31, 2012, as a consequence of the unprecedented economic downturn in the Hellenic Republic, which continued through 2012 and is evidenced by the worsening macroeconomic environment (see also, Item 4.B, "Business Overview—The Hellenic Republic's economic crisis, the successful sovereign debt restructuring (PSI), the second economic adjustment program for Greece and recent macroeconomic developments") and also more loans qualifying as TDRs following the change in the related US GAAP guidance applicable from January 1, 2012.

        Domestic impaired loans for the year ended December 31, 2012, increased from EUR 16,551.5 million as at December 31, 2011 to EUR 19,536.8 million as at December 31, 2012, or 18.0%. The residential mortgages portfolio of our domestic portfolio deteriorated significantly in 2012, with impaired balances increasing by EUR 2,583.8 million to EUR 5,402.6 million as at December 31, 2012 compared to EUR 2,818.8 million as at December 31, 2011, mainly due to the substantial impact of the recession on the debt servicing and the increase in loan modifications which qualified as TDRs, amounting to EUR 1,899.8 million in 2012. Domestic other commercial impaired loans decreased by EUR 1,115.1 million which is mainly due to the loans eligible to the PSI which were exchanged in 2012 amounting to EUR 1,779.0 million and which were reported as impaired as at December 31, 2011. Domestic other commercial impaired loans amounted to EUR 8,551.8 million as at December 31, 2012.

        The increase in non-accruing domestic loans as at December 31, 2012, by EUR 4,007.5 million or 45.9% is due to the deterioration of the quality of our portfolio. Foreign non-accruing loans as at

December 31, 2012, amounted to EUR 3,194.5 million, increased by EUR 451.3 million or 16.5% compared to December 31, 2011.

        Foreign impaired loans as at December 31, 2012, amounted to EUR 3,786.6 million, increased by EUR 396.1 million or 11.7% compared to December 31, 2011, mainly due to the continuing volatile economic conditions prevailing, since 2009, in the SEE countries in which we operate. Real GDP in SEE-5 is estimated to have stagnated in 2012 following a moderate recovery in 2011 (up 2.1%), while the adjustment in external imbalances, started in 2009 in the wake of the global economic and financial crisis, continued, with the current account deficit standing at the sustainable level of 4.5% of GDP. The continued unfavorable economic environment directly affected the ability of retail and corporate borrowers to repay loans.

        Total write-offs as at December 31, 2012, amounted to EUR 220.4 million, an increase of EUR 50.9 million compared to 2011. Domestic write-offs as at December 31, 2012, amounted to EUR 126.1 million and foreign write-offs amounted to EUR 94.4 million, an increase of 63.6% and an increase of 2.2% respectively, from the same period in 2011.

Analysis of the change in the allowance for loan losses

	2011	2012
	(EUR in thousands)
Balance at beginning of year	3,175,405	6,550,635
Provision for loan losses	2,383,530	2,285,555
Provision for loans eligible to the PSI	1,319,739	36,751
Write-offs	(169,512)	(220,430)
Recoveries	31,200	18,575

Net Write-offs	(138,312)	(201,855)
Loans exchanged through the PSI	—	(1,356,490)
Sale of impaired loans	(107,244)	(7,987)
Translation differences	(82,483)	11,235

Balance at end of year	6,550,635	7,317,844

        Total allowance for loan losses (impaired and non-impaired loans) at December 31, 2012, amounted to EUR 7,317.8 million, an increase of EUR 767.2 million, or 11.7% compared to December 31, 2011. Excluding the impact of the allowance for loan losses of EUR 1,356.5 million at December 31, 2011 for the loans exchanged through the PSI in 2012, the increase in total allowance for loan losses is 32.4%. As at December 31, 2012, allowance for impaired domestic and foreign loans losses amounted to EUR 5,681.6 million and EUR 1,475.7 million respectively, an increase of 7.4% and 36.9% respectively, compared to December 31, 2011.

        The allowance for loan losses as a percentage of total loans increased from 8.6% (or 6.9% excluding the allowance for loan losses exchanged in the PSI, which amounted to EUR 1,319.7 million) as of December 31, 2011, to 9.8% as of December 31, 2012. The above stated increase reflects the increased balance of impaired and non-accruing loans in our portfolio and the higher loss rates applied to most classes of the domestic loan portfolio.

        The ratio of allowance for loan losses for impaired loans to impaired loans ("impaired coverage ratio") at December 31, 2012, was 30.7%, lower by 123 basis points from the ratio of 31.9% at December 31, 2011. In the domestic portfolio, the impaired coverage ratio increased by 222 basis points from 26.9% at December 31, 2011 (excluding the allowance for loans losses exchanged in the PSI, which amounted to EUR 1,319.7 million) to 29.1% at December 31, 2012. This increase is due to the higher loss rates applied to the impaired domestic portfolio.

        The ratio of allowance for loan losses for impaired loans to non-accruing loans ("non-accruing coverage ratio") at December 31, 2012, was 44.9%, lower by 1,057 basis points from the ratio of 55.5% at December 31, 2011. Excluding the allowance for loans losses exchanged in the PSI, which amounted to EUR 1,319.7 million as at December 31, 2011, the non-accruing coverage ratio was 44.0% as at December 31, 2011, resulting in a slight increase of 89 basis points in 2012.

        The impaired coverage ratio for the foreign portfolio at December 31, 2012, has increased by 718 basis points since December 31, 2011, and the non-accruing coverage ratio for the foreign portfolio by 690 basis points since December 31, 2012, as a result of the higher loss rates applied to foreign impaired and non-accruing loans.

	Year ended December 31,
Components of allowances for loan losses	2011	2012	2011/2012 Change
	(EUR in thousands)%
Specific allowances	2,811,450	1,972,627	(838,823)	(29.8)
Coefficient analysis	198,160	235,435	37,275	18.8
Homogeneous analysis	2,424,218	3,589,257	1,165,039	48.1
Foreign loans	1,116,807	1,520,525	403,718	36.1

Total loan loss allowances	6,550,635	7,317,844	767,209	11.7

        All components of our loan allowances for loan losses, except specific allowance, have increased during 2012.

        The most significant increase is noted within the homogeneous allowance, which increased from EUR 2,424.2 million as at December 31, 2011 to EUR 3,589.3 million as at December 31, 2012. This is in line with the significant increase of our retail non-accruing loans during the same period.

        Specific allowances decreased during 2012 from EUR 2,811.5 million as at December 31, 2011, to EUR 1,972.6 million as at December 31, 2012. Specific allowances mainly include corporate loans, as well as SBLs to a lesser extent. This decrease is mainly attributable to the transfer of the allowance for loans losses of the loans exchanged through the PSI of EUR 1,319.7 million, which were therefore, no longer reported under the loan balance sheet item. Excluding this impact, the specific allowances increased by 32.2%, which combined with the write-offs of corporate loans, reflects the increase of individually assessed customers and the additional allowances on already impaired customers due to adverse economic conditions.

        Coefficient allowances increased from EUR 198.2 million as at December 31, 2011, to EUR 235.4 million as at December 31, 2012, reflecting both the increase of customers provided for using this methodology (i.e. corporate loans with a balance of less than EUR 750 thousand, see Note 3, to the U.S. GAAP Financial Statements) as well as a slight downgrading of customers to a credit rating requiring higher loan loss allowances.

        For loans individually assessed and for which a specific allowance for loans losses is estimated, the loss rate is 100% if we do not expect to receive any cash flows from the obligor or the foreclosure of any type of collateral (if any). A write-off might not have been made since legal actions may still be pending.

        When the Group determines the amount of allowance for loan losses for our pool of homogeneous loans, loss rates are applied. These loss rates have been produced by our risk models, which collect historical evidence of recoveries spanning across many years. Our analysis of past data has demonstrated that for the domestic portfolio we collect insignificant amounts from the unsecured portion of our portfolio after a period of five years after the loan agreement is legally terminated. Therefore, for this portion of past due loans a 100% allowance for loan losses is recorded, which represents a full reserve. A write-off might not have been made since legal actions may still be pending.

Write-offs

        Domestic write-offs mainly consist of corporate and small business loans individually assessed which have been written-off partially, therefore keeping only the secured balance on balance sheet, or in total.

        Non-interest Income.    Non-interest income in 2012 was EUR 286.4 million, compared to a loss of EUR 9,487.0 million for 2011. The following table summarizes the principal components of non-interest income during each of the two years ended December 31, 2011 and 2012:

	Year ended December 31,
			2011/2012 Change
	2011	2012
	(EUR in thousands)		(%)
Credit card fees	198,411	227,624	14.7
Service charges on deposit accounts	78,342	97,126	24.0
Other fees and commissions	435,421	455,801	4.7
Net trading losses	(1,877,038)	(1,365,888)	27.2
Equity in earnings of investees and realized gains/(losses) on disposals	8,661	14,686	69.6
Income from insurance operations	777,280	632,955	(18.6)
Other	85,085	284,357	234.2

Total non-interest income / (loss) excluding gains / (losses) on investment securities	(293,838)	346,661	218.0

Net realized gains/(losses) on sales of available-for-sale securities	(19,466)	350,207	1,899.1
Other-Than-Temporary Impairment (of which NIL was recognized in OCI)	(9,173,713)	(410,450)	95.5

Net gains / (losses) on available for sale and held to maturity securities	(9,193,179)	(60,243)	99.3

Total non-interest income / (loss)	(9,487,017)	286,418	103.0

        Our net trading losses consist of valuation losses in our bond portfolio and derivative positions. Net trading losses decreased to EUR 1,365.9 million in 2012 from EUR 1,877.0 million in 2011. Other-Than-Temporary-Impairment in 2012 includes the additional impairment with respect to the loans exchanged through the PSI (see Note 11 to the U.S. GAAP Financial Statements). In 2011, Other-Than-Temporary-Impairment included the effect to the income statement of the impairment of the government bonds subject to the PSI. The decrease in income from insurance operation reflects mainly (a) the decrease in new policies written in the life insurance single premium bancassurance business, as a result of the lower savings rate caused by the financial crisis and austerity measures, and (b) the decrease in the production of the motor business, as a result of both the financial crisis and the streamlining of the motor policy portfolio.

        Non-interest Expense.    Non-interest expense in 2012 was EUR 3,513.3 million, decreased by 22.0% compared with EUR 4,506.0 million for 2011.

	Year ended December 31,
			2011/2012 Change
	2011	2012
	(EUR in thousands)		(%)
Salaries, employee benefits and voluntary early retirement schemes	1,426,428	1,379,357	(3.3)
Occupancy and equipment expense	149,462	142,298	(4.8)
Amortization and depreciation	220,582	224,287	1.7
Impairment of goodwill	418,676	123,213	(70.6)
Insurance claims, reserves movement, commissions and reinsurance premium ceded	1,013,879	469,865	(53.7)
Other non-interest expense and deposit insurance premium	1,276,972	1,174,289	(8.0)

Total non-interest expense	4,505,999	3,513,309	(22.0)

        Salaries, employee benefits and voluntary early retirement schemes decreased by 3.3% and amounted to EUR 1,379.4 million in 2012 from EUR 1,426.4 million in 2011, reflecting the effect of the Group's cost-cutting measures. Additionally, the reduction in domestic non-interest expense was the result of a coordinated series of actions, including the signing of a Collective Labor Agreement providing for a reduction in employees pay, and ongoing cost control at every level. Occupancy and equipment expense decreased by 4.8% in 2012 compared with 2011, due to the ongoing initiatives to reduce non-interest expenses such as rentals in Greece. Efforts to cut back on operating costs continued in SEE as well, while the increase in non-interest expense in Turkey, remained moderate and was commensurate with the rate of inflation, the substantial expansion of the branch network, and the rise in operating income.

        Impairment of goodwill amounted to EUR 123.2 million in 2012, compared to EUR 418.7 million in 2011. In 2012 we recognized an impairment of EUR 103.1 million in relation to Vojvodjanska Banka in our SE Europe banking and EUR 20.1 million in relation to our private equity business. In 2011, we recognized an impairment of EUR 236.7 million in our domestic insurance business due to the adverse developments in the Greek economy, EUR 48.6 million in domestic real estate business, EUR 8.0 million in our global markets and asset management business and EUR 125.1 million in our SE Europe banking and leasing subsidiaries, as a result of the volatile economic developments in these countries.

        Insurance claims, reserves movement, commissions and reinsurance premium ceded decreased by 53.7% in 2012, compared to 2011, primarily due to (a) the increased number of cancellations of life contracts with a high level of reserves, (b) the decrease in new and renewal premiums written as a result of the financial austerity program in Greece and (c) the improvement in the loss ratios of the fire and credit businesses. In addition, the decrease is higher due to a strengthening of reserves that took place in 2011, which was not necessary to be repeated in 2012.

        Loss Before Income Tax.    As a result of the above, in 2012, the Group reported losses before income tax of EUR 2,348.8 million compared to loss before income tax of EUR 14,048.1 million in 2011.

        Income Tax Expense.    In 2012, we recognized a current tax expense of EUR 205.2 million and a deferred tax expense of EUR 36.1 million compared to a current tax expense of EUR 153.6 million and a deferred tax benefit of EUR 305.7 million in 2011. Our total tax expense in 2012 amounted to EUR 169.1 million compared to EUR 459.3 million in 2011. The applicable Greek statutory corporation income tax rate for 2012 and for 2011 was 20%.

        Net Loss Attributable to NBG Shareholders.    For the reasons discussed above, net losses attributable to NBG shareholders were EUR 2,537.5 million for 2012, compared to EUR 14,539.7 million for 2011.

        Exchange Rate Exposure.    The Group is an active participant in the foreign exchange markets and also grants loans denominated in currencies other than the Euro. The Group's goal in managing exchange rate exposure is to minimize the effect of exchange rate fluctuations on profitability. The Group adheres to central Bank guidelines and other guidelines applicable to the Group and actively manages its foreign currency position. To the extent that foreign currency denominated assets are not matched with liabilities denominated in the same currencies, the Group engages in swaps and other economic hedging transactions in order to reduce the effects of these imbalances. Furthermore, following the Group's expansion to Turkey (through the Finansbank acquisition) the exposure to TL has increased. The Group closely monitors its exposure to the TL arising from the net investment in Finansbank and when necessary it engages in swap and other economic hedging transactions in order to reduce the volatility in the Group's equity arising on the translation of Finansbank's net assets from TL to Euro. As at December 31, 2012, 24.4% of the Group's liabilities and 33.2% of the Group's assets were denominated in currencies other than Euro, before taking into account economic hedging transactions. For more information on foreign exchange risk see Item 11, "Quantitative and Qualitative Disclosures About Market Risk".

Results of Operations for the year ended December 31, 2011 compared with the year ended December 31, 2010

        Overview.    Our net loss for the year ended December 31, 2011, was driven by the significant, negative impact of our participation in the PSI, the exceptionally adverse economic conditions in Greece and the still volatile condition of the economy of the SEE countries. These negative developments were partially offset by the positive impact of the robust performance of the Turkish economy. The Greek GDP declined by 4.2% in 2010 and 6.9% in 2011, leading to another year of recession, and the unemployment rate increased from 14.4% at December 31, 2010, to 17.7% at December 31, 2011. In addition, the pay reduction suffered by state employees and pensioners in 2011 in order to reduce the government expenses as part of the stabilization program jointly supported by the IMF, the ECB and the member States of the Eurozone, also affected the ability of consumer borrowers to repay loans, leading to deteriorating performance of the unsecured consumer and mortgage loan portfolio. These events have resulted in significantly higher provisions for loan losses during the year, OTTI charges of EUR 9,173.7 million for debt and equity securities and EUR 1,877.0 million for trading losses in the trading and derivatives portfolio. For these reasons the Group posted in 2011 a net loss attributed to NBG shareholders of EUR 14,539.7 million from EUR 354.8 million in 2010.

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

	Year ended December 31,
			2010/2011 Change
	2010	2011
	(EUR in thousands)		(%)
Interest Income:
Loans	5,007,064	5,050,455	0.9
Securities available for sale	700,962	760,414	8.5
Securities held-to-maturity	94,895	123,281	29.9
Trading assets	229,200	191,441	(16.5)
Securities purchased under agreements to resell	13,510	31,646	134.2
Interest-bearing deposits with banks	61,532	63,367	3.0
Other	41,673	39,046	(6.3)

Total interest income	6,148,836	6,259,650	1.8

Deposits	(1,821,966)	(2,264,935)	24.3
Securities sold under agreements to repurchase	(75,712)	(122,017)	61.2
Other borrowed funds	(25,391)	(24,914)	(1.9)
Long-term debt	(139,450)	(197,381)	41.5
Other	(2,716)	(2,252)	(17.1)

Total interest expense	(2,065,235)	(2,611,499)	26.5

Net interest income before provision for loan losses	4,083,601	3,648,151	(10.7)
Provision for loan losses	(1,204,995)	(3,703,269)	207.3

Net interest income after provision for loan losses	2,878,606	(55,118)	(101.9)

        Our total interest income increased by 1.8% to EUR 6,259.7 million for 2011, from EUR 6,148.8 million for 2010. The Group's interest income from loans in 2011 had a small increase of 0.9% compared with 2010, reflecting the benefits from the repricing efforts during 2011, despite the decrease in the Group's total loans of EUR 3,035.6 million.

        Our total interest expense increased by 26.5% to EUR 2,611.5 million for 2011, from EUR 2,065.2 million for 2010, mainly due to higher rates paid for deposits and wholesale funding in all the countries where we operate. Interest expense on deposits increased by 24.3% for 2011 compared with 2010. This is mainly due to the significantly higher rates paid to interest bearing deposits in 2011 compared with 2010. Total deposits decreased to EUR 91.6 billion as at December 31, 2011, from EUR 93.9 billion as at December 31, 2010. This decrease was mainly due to the reduced interest bearing deposits from individuals by EUR 4,983.5 million, although interbank interest-bearing deposits rose to EUR 32.5 billion as at December 31, 2011 compared with EUR 25.9 billion as at December 2010.

        More specifically, the increase in interest expense on deposits during 2011 relates to: (i) the significantly higher rates offered on time deposits in Greece to various customer segments amidst increasing market competition following the adverse economic conditions and the liquidity shortage in the domestic market; (ii) the higher rates paid for the ELA facility introduced in the second half of 2011 compared to less costly funding from the ECB. As at December 31, 2011, wholesale deposits (defined as interbank deposits, which include the ECB and other central banks) represented approximately 35.7% of the total deposit pool compared to 27.8% as at December 31, 2010, while the Group has no brokerage deposits.

        The Group's net interest margin is dependent on disciplined deposit pricing and asset repricing efforts. In our domestic market, retail deposits—and more specifically in savings deposits which are considered a less costly funding source—are becoming less available for the Bank given prevailing adverse economic conditions. This trend has negatively affected net interest margin on the expense side in two ways: (i) increased the reliance on funding from the ELA facility (EUR 9.1 billion as of December 31, 2011), which has a higher cost similar to a time deposit; and (ii) increased the contribution of costly time deposits in total deposit mix. However, increased loans spreads charged to retail and corporate lending customers reflecting the scarcity of funds and heightened credit risk compensates for the margin compression on the liability side. Furthermore, our net interest margin is also dependent on the increased weight the foreign activities have over the reducing domestic balance sheet. In addition, the increase of nonaccrual balances had a negative impact on our net interest margin during 2011 and this trend continued into 2012, as the economy, especially in Greece, remained subject to recessionary pressures.

Provisions for loan losses and asset quality

        Our provision for loan losses charged to the income statement increased from EUR 1,205.0 million as at December 31, 2010, to EUR 3,703.3 million as at December 31, 2011, or 207.3%. The domestic provision for loan losses charged to the income statement amounted to EUR 3,378.8 million in 2011 compared to EUR 878.1 million in 2010, or an increase of 284.8%. The provision for domestic loan losses includes as at December 31, 2011 an amount of EUR 1,720.4 million relating to the loan to the Hellenic Republic and loans granted to public sector entities, which were included in the list of the PSI eligible Greek Government Bonds and loans (see Item 4.E. "Selected Statistical Data—Loan Portfolio"). The remaining balance of EUR 1,658.4 million charged to the income statement reflects the deterioration of the loan portfolio. The provision for foreign loans losses charged to the income statement remained almost stable amounting to EUR 324.5 million as at December 31, 2011 compared to EUR 326.9 million as at December 31, 2010.

        Total impaired loans as at December 31, 2011 amounted to EUR 19,942.0 million, an increase of EUR 11,556.0 million since December 31, 2010. Domestic impaired loans amounted to EUR 16,551.5 million and foreign impaired loans amounted to EUR 3,390.5 million, increased by 194.0% and 23.1% respectively since December 31, 2010 (see Note 13 to the U.S. GAAP Financial Statements).

        Domestic impaired and non-accruing loans increased as at December 31, 2011, as a consequence of the unprecedented economic downturn in the Hellenic Republic, which accelerated in the first months of 2010 and continued through 2010 and 2011 and is evidenced by the worsening macroeconomic environment (see Item 5A. "Operating Results—Results of Operations for the year ended December 31, 2011 compared with the year ended December 31, 2010—Overview").

        Domestic impaired loans for the year ended December 31, 2011, increased from EUR 5,630.6 million as at December 31, 2010 to EUR 16,551.5 million as at December 31, 2011 or 194.0%. This increase is mainly attributed to the classification as impaired of an amount of EUR 6,939.8 million of the other commercial loans relating to (a) the loan to the Hellenic Republic amounting to EUR 5,160.8 million, as at December 31, 2011, and (b) the loans exchanged in the PSI, amounting to EUR 1,779.0 million, as at December 31, 2011, and also to the deterioration of our loan portfolio due to the substantial impact of the recession in the debt servicing. The consumer portfolio and SBLs of our domestic portfolio deteriorated significantly in 2011, with impaired balances increasing by EUR 1,752.0 million, and EUR 435.1 million respectively, since December 31, 2010. Impaired balances of other commercial loans of our domestic portfolio for the year ended December 31, 2011, also increased by EUR 8,733.9 million compared to December 31, 2010, mainly due to the loan to the Hellenic Republic and the loans exchanged in the PSI.

        The increase in non-accruing domestic loans as at December 31, 2011 of EUR 4,375.5 million is due to the following two factors: (a) the deterioration of the quality of our portfolio and (b) the effect from classification in 2011 of loans modified in a trouble debt restructuring as non-accruing, amounting to EUR 2,023.9 million as at December 31, 2011.

        Foreign impaired loans as at December 31, 2011, amounted to EUR 3,390.5 million, increased by EUR 635.1 million or 23.1% compared to December 31, 2010, mainly due to the continuing volatile economic conditions prevailing, since 2009, in the SEE countries in which we operate. Real GDP growth rate in SEE-5 is estimated to have rebounded to 2.1% in 2011 after two consecutive years of negative growth. Unemployment rate confirmed its increasing trend across SEE-6 countries in 2010 and 2011. This unfavorable economic environment directly affected the ability of retail and corporate borrowers to repay loans.

        Foreign non-accruing loans as at December 31, 2011, amounted to EUR 2,743.3 million increased by EUR 666.2 million or 32.1% compared to December 31, 2010. The increase is mainly attributed to the effect from classification in 2011 of loans modified in a trouble debt restructuring as non-accruing amounting to EUR 487.2 million as at December 31, 2011.

        Total write-offs as at December 31, 2011, amounted to EUR 169.5 million, an increase of EUR 29.1 million compared to 2010. Domestic write-offs as at December 31, 2011, amounted to EUR 77.1 million and foreign write-offs amounted to EUR 92.4 million, a decrease of 9.4% and an increase of 67.1% respectively, compared to the same period in 2010.

Analysis of the change in the allowance for loan losses

	2010	2011
	(EUR in thousands)
Balance at beginning of year	2,065,178	3,175,405
Provision for loan losses	1,204,995	2,383,530
Provision for loans eligible to the PSI	—	1,319,739
Write-offs	(140,371)	(169,512)
Recoveries	23,249	31,200

Net write-offs	(117,122)	(138,312)
Sale of impaired loans	—	(107,244)
Translation differences	22,354	(82,483)

Balance at end of year	3,175,405	6,550,635

        Total allowance for loan losses (for impaired and non-impaired loans) at December 31, 2011, amounted to EUR 6,550.6 million, an increase of EUR 3,375.2 million or 106.3% compared to December 31, 2010. As at December 31, 2011, allowance for impaired domestic and foreign loans amounted to EUR 5,288.0 million and EUR 1,077.8 million respectively, an increase of 161.8% and 18.6% respectively, compared to December 31, 2010.

        The increase in the allowance for loan losses is mainly due to the increase in the provision for loan losses charged to the income statement in 2011 by EUR 2,498.3 million compared to 2010 which includes an amount of EUR 1,720.4 million relating to the provision charge in relation to (a) the loans eligible to the PSI, and (b) the loan to the Hellenic Republic.

        The allowance for loan losses as a percentage of total loans increased from 4.0% as of December 31, 2010 to 8.6% as of December 31, 2011, out of which 2.3% is attributed to the allowance for loan losses accounted for in relation to the loan to the Hellenic Republic and the loans exchanged in the PSI, which amounted to EUR 1,720.3 million at December 31, 2011. The remaining increase reflects the increased balance of impaired and non-accruing loans in our portfolio and the higher loss rates applied to most classes of the domestic loan portfolio.

        The ratio of allowance for loan losses for impaired loans to impaired loans ("impaired coverage ratio") at December 31, 2011, was 31.9%, lower by 301 basis points from the ratio of 34.9% at December 31, 2010. Given that the impaired coverage ratio for the loan to the Hellenic Republic and the loans eligible to the PSI amounted to 24.8% at December 31, 2011, impaired coverage ratio on the remaining portfolio has increased to 35.7%, which is mainly due to the higher loss rates applied to the impaired portfolio. The impaired coverage ratios of domestic and foreign loans as at December 31, 2011, were 31.9% and 31.8% respectively. The impaired coverage ratio for the domestic loan portfolio at December 31, 2011, has decreased by 393 basis points from the ratio of 35.9% at December 31, 2010. This decrease is mainly attributed to the effect of the allowance for loan losses of the loan to the Hellenic Republic and the loans eligible to the PSI for which the impaired coverage ratio is 24.8%. The impaired coverage ratio on the remaining domestic loan portfolio has increased to 37.1% as at December 31, 2011 which is due to the higher loss rates applied to the remaining impaired domestic portfolio.

        The ratio of allowance for loan losses for impaired loans to non-accruing loans ("non-accruing coverage ratio") at December 31, 2011, was 55.5%, higher by 993 basis points from the ratio of 45.6% at December 31, 2010. The non-accruing coverage ratio is affected by the effect in the domestic non-accruing coverage ratio of the allowance accounted for the loan to the Hellenic Republic and the loans exchanged in the PSI, since these loans are still accruing. The non-accruing coverage ratio of domestic and foreign loans as at December 31, 2011, was 60.6% and 39.3% respectively.

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

	Year ended December 31,
Components of allowances for loan losses	2010	2011	2010/2011%
	(EUR in thousands)
Specific allowances	564,598	2,811,450	2,246,852	398.0
Coefficient allowances	106,415	198,160	91,745	86.2
Homogeneous allowances	1,451,790	2,424,218	972,428	67.0
Foreign loans	1,052,602	1,116,807	64,205	6.1

Total loan loss allowances	3,175,405	6,550,635	3,375,230	106.3

        All components of our allowances loan losses have increased during 2011.

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

        Coefficient allowances increased from EUR 106.4 million as at December 31, 2010 to EUR 198.2 million as at December 31, 2011, reflecting both the increase of customers provided for using this methodology (i.e. corporate loans with a balance of less than EUR 750 thousand, see Note 3, to the U.S. GAAP Financial Statements) as well as a slight downgrading of customers to a credit rating requiring higher loan loss allowances.

        For loans individually assessed and for which a specific allowance for loans losses is estimated, the loss rate is 100% if we do not expect to receive any cash flows from the obligor or the foreclosure of any type of collateral (if any). A write-off might not have been made since legal actions may still be pending.

        When the Group determines the amount of allowance for loan losses for our pool of homogeneous loans, loss rates are applied. These loss rates have been produced by our risk models, which collect historical evidence of recoveries spanning across many years. Our analysis of past data has demonstrated that we collect insignificant amounts from the unsecured portion of our portfolio after a period of four years after the loan agreement is legally terminated. Therefore, for this portion of past due loans, a 100% allowance for loan losses is recorded, which represents a full reserve. A write-off might not have been be made since legal actions may still be pending.

Write-offs

        The decrease in write-offs for domestic operations during 2009 and 2010, resulted from a change in the Bank's policy, which now allows for a period of at least five years before the write-off for the unsecured portfolio. In 2011, write-off levels are still influenced by the change of the write-off policy in relation to unsecured portfolios. Domestic write-offs mainly consist of corporate and SBLs individually assessed which have been written-off partially, therefore keeping only the secured balance on balance sheet, or in total.

        Non-interest Income/(Loss).    Non-interest loss for 2011 amounted to EUR 9,487.0 million, compared to income of EUR 667.8 million for 2010. The following table summarizes the principal components of non-interest income during each of the two years ended December 31, 2010 and 2011:

	Year ended December 31,
			2010/2011 Change
	2010	2011
	(EUR in thousands)		(%)
Credit card fees	188,771	198,411	5.1
Service charges on deposit accounts	52,722	78,342	48.6
Other fees and commissions	475,692	435,421	(8.5)
Net trading losses	(1,245,322)	(1,877,038)	50.7
Equity in earnings of investees and realized gains/(losses) on disposals	9,245	8,661	(6.3)
Income from insurance operations	1,017,172	777,280	(23.6)
Other	144,081	85,085	(40.9)

Total non-interest income / (loss) excluding gains / (losses) on investment securities	642,361	(293,838)	(145.7)

Net realized gains/(losses) on sales of available-for-sale securities	114,959	(19,466)	(116.9)
Other-Than-Temporary Impairment (of which NIL was recognized in OCI)	(89,497)	(9,173,713)	—
Net gains / (losses) on available for sale and held to maturity securities	25,462	(9,193,179)	—

Total non-interest income / (loss)	667,823	(9,487,017)	—

        Our net trading losses consist of valuation losses in our bond portfolio and derivative positions. Net trading losses increased to EUR 1,877.0 million in 2011 from EUR 1,245.3 million in 2010. Other-Than-Temporary-Impairment includes the effect to the income statement of the impairment of Greek government bonds due to the PSI and the exchange of the Greek government bonds subject to the PSI (see Note 11 to the U.S. GAAP Financial Statements). The decrease in income from insurance operation reflects mainly (a) the decrease in new policies written in the life insurance single premium bancassurance business, as a result of the lower savings rate caused by the financial crisis and austerity measures, and (b) the decrease in the production of the motor business, as a result of both the financial crisis and the streamlining of the motor policy portfolio.

        Non-interest Expense.    Non-interest expense in 2011 was EUR 4,506.0 million and increased by 18.2% compared with EUR 3,812.1 million for 2010.

	Year ended December 31,
			2010/2011 Change
	2010	2011
	(EUR in thousands)		(%)
Salaries, employee benefits and voluntary early retirement schemes	1,511,875	1,426,428	(5.7)
Occupancy and equipment expense	171,919	149,462	(13.1)
Amortization and depreciation	209,216	220,582	5.4
Impairment of goodwill	6,320	418,676	—
Insurance claims, reserve movement, commissions and reinsurance premium ceded	941,589	1,013,879	7.7
Other non-interest expense and deposit insurance premium	971,203	1,276,972	31.5

Total non-interest expense	3,812,122	4,505,999	18.2

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

        Impairment of goodwill amounted to EUR 418.7 million in 2011, compared to EUR 6.3 million in 2010. In 2011 we recognized an impairment of EUR 236.7 million in our domestic insurance business due to the continuing adverse developments in the Greek economy, EUR 48.6 million in domestic real estate business, EUR 8.0 million in our global markets and asset management business and EUR 125.1 million in our SE Europe banking and leasing subsidiaries due to the volatile economic developments in these countries.

        Insurance claims, reserves movement, commissions and reinsurance premium ceded increased by 7.7% in 2011, compared to 2010, due to an increase in lapses as a result of the austerity measures, as well as the strengthening of reserves.

        The increase in other non-interest expense and deposit insurance premium line relates mainly to an amount of EUR 169.9 million regarding staff leaving indemnity contingencies (see Note 25 to the U.S. GAAP Financial Statements).

        Loss Before Income Tax.    In 2011, the Group reported losses before income tax of EUR 14,048.1 million compared to loss before income tax of EUR 265.7 million in 2010, principally due to the loss from our participation in the PSI, higher net trading losses and increased provisions made by the Bank and its banking subsidiaries in SEE, in light of deteriorating economic conditions and higher net non-interest expense.

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

        Net Loss attributable to NBG shareholders.    For the reasons discussed above, net losses attributable to NBG shareholders were EUR 14,539.7 million for 2011, compared to EUR 354.8 million for 2010.

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

Segment Information

        We measure the performance of each of our business segments primarily in terms of "profit before tax". Profit before tax and the business segment information of the Group, set forth below, is derived from the internal management reporting system used by management to measure the performance of the business segments. Unlike financial accounting, there is no authoritative body of guidance for management accounting. The business segment information, set forth below, is based on the financial information prepared in accordance with IFRS. Accordingly, the format and information is presented primarily on the basis of IFRS and is not consistent with the consolidated financial statements prepared on the basis of U.S. GAAP. Accordingly, segment presentation is based on IFRS and hence may vary from U.S. GAAP and segment presentation in Item 4.B, "Information on the Company—Business Overview". A reconciliation is provided for the total profit / (loss) before tax with income / (loss) before income tax.

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

Breakdown by business segment

12-month period ended December 31, 2012	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in thousands)
Net interest income	940,494	745,498	(105,932)	70,827	311,774	1,265,436	137,047	3,365,144
Net fee and commission income	87,801	85,000	(177,483)	6,394	90,402	400,471	2,259	494,844
Other	(8,634)	(49,142)	(468,678)	156,237	16,482	168,076	(147,021)	(332,680)

Total operating income	1,019,661	781,356	(752,093)	233,458	418,658	1,833,983	(7,715)	3,527,308

Direct costs	(614,871)	(51,494)	(59,208)	(118,543)	(272,576)	(749,134)	(29,097)	(1,894,923)
Allocated costs and provisions	(1,736,085)	(654,232)	(246,512)	(31,143)	(258,286)	(285,596)	(408,698)	(3,620,552)
Share of profit of associates	—	—	105	92	275	2,131	(373)	2,230

Profit / (Loss) before tax	(1,331,295)	75,630	(1,057,708)	83,864	(111,929)	801,384	(445,883)	(1,985,937)

Segment assets as at December 31, 2012
Segment assets	25,694,156	14,377,305	19,583,841	3,136,405	9,429,178	24,615,422	6,293,111	103,129,418
Tax assets								1,669,355

Total assets								104,798,773

Other Segment items
Depreciation and amortization(1)	12,685	1,693	3,210	8,529	32,435	64,689	107,912	231,153
Credit provisions and other impairment charges	1,435,962	608,400	227,245	29,468	254,686	285,596	311,643	3,153,000
Non-current assets additions	12,305	29,400	5,916	4,562	16,535	95,980	79,112	243,810

12-month period ended December 31, 2011	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in thousands)
Net interest income	1,203,449	775,789	371,353	62,831	387,197	903,357	138,832	3,842,808
Net fee and commission income	101,398	81,691	(106,766)	6,935	94,218	313,622	2,751	493,849
Other	(25,192)	(61,766)	8,674	178,720	5,824	35,646	(106,603)	35,303

Total operating income	1,279,655	795,714	273,261	248,486	487,239	1,252,625	34,980	4,371,960

Direct costs	(687,823)	(52,153)	(65,095)	(135,460)	(293,350)	(656,414)	(249,029)	(2,139,324)
Allocated costs and provisions	(1,514,674)	(2,151,714)	(10,723,025)	(633,054)	(202,164)	(147,058)	(282,246)	(15,653,935)
Share of profit of associates	—	—	(2,592)	1,051	1,193	94	1,433	1,179

Profit / (Loss) before tax	(922,842)	(1,408,153)	(10,517,451)	(518,977)	(7,082)	449,247	(494,862)	(13,420,120)

Segment assets as at December 31, 2011
Segment assets	27,368,430	16,195,725	24,903,725	2,041,287	9,856,192	20,671,864	4,280,798	105,318,021
Deferred tax assets and Current income tax advance								1,551,968

Total assets								106,869,989

Other Segment items
Depreciation and amortization(1)	18,759	1,688	4,848	8,895	36,261	54,593	101,187	226,231
Credit provisions and other impairment charges	1,180,171	2,101,421	10,702,049	631,329	200,322	147,058	259,932	15,222,282
Non-current assets additions	5,517	10,805	35,736	3,112	18,872	80,175	66,134	220,351

12-month period ended December 31, 2010	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in thousands)
Net interest income	1,368,231	621,918	472,177	54,066	461,836	1,053,634	116,095	4,147,957
Net fee and commission income / (loss)	127,788	77,841	37,556	8,054	102,260	262,723	(6,297)	609,925
Other	(25,223)	(73,770)	(205,549)	101,146	28,456	47,939	8,595	(118,406)

Total operating income / (loss)	1,470,796	625,989	304,184	163,266	592,552	1,364,296	118,393	4,639,476

Direct costs	(683,711)	(53,058)	(77,823)	(159,653)	(300,583)	(659,239)	(160,099)	(2,094,166)
Allocated costs and provisions	(1,155,003)	(259,477)	(60,472)	(37,603)	(209,568)	(144,586)	(42,569)	(1,909,278)
Share of profit of associates	—	—	310	903	1,055	289	(959)	1,598

Profit / (loss) before tax	(367,918)	313,454	166,199	(33,087)	83,456	560,760	(85,234)	637,630

Segment assets as at 31 December, 2010
Segment assets	30,079,448	18,957,278	29,793,880	3,052,124	10,506,104	20,619,183	7,129,220	120,137,237
Tax assets								607,368

Total assets								120,744,605

Other Segment items
Depreciation and amortization(1)	19,746	1,291	5,968	9,698	35,483	53,633	101,441	227,260
Credit provisions and other impairment charges	796,593	204,037	39,865	36,987	209,528	144,586	18,731	1,450,327
Non- current assets additions	8,730	13,254	4,093	5,137	52,360	67,704	105,934	257,212

(1)
Includes depreciation and amortization on investment property, property & equipment, software & other intangible assets and amortization and write-offs of intangible assets recognized on business combinations.

Segment analysis for year ended December 31, 2012 compared to the year ended December 31, 2011 based on IFRS

        The Group's overall decrease in loss before tax in 2012 compared to the loss before tax in 2011, primarily reflects the impairment of Greek government bonds due to the PSI and loans eligible to the PSI of EUR 11,783.3 million that took place in 2011.

        The increase in loss before tax in our retail banking segment is due to lower net interest income and to the increased cost of provisions for loan losses. More specifically, the decrease in total operating income in our retail banking segment by EUR 260.0 million is mainly attributable to the decrease of EUR 294.4 million in consumer lending and products which outpaces the increase in mortgage lending and lending to small-medium and small sized companies of EUR 17.9 million, EUR 16.5 million, respectively. Moreover, the Bank continued in 2012 its restructuring efforts relating to mortgages and consumer loans by introducing flexible terms in performing loans, such as interest-only periods, installment ceilings, interest rate caps and extended loan maturities. Additionally, net interest income was negatively affected by the increased rates paid to depositors in 2012 in order to preserve our market share as a result of increased competitive pressures as other domestic banks sought to attract liquidity. Impairment charges for credit losses increased to EUR 1,436.0 million in 2012, from EUR 1,180.2 million in 2011. This increase was due to the deteriorating credit quality of the loan portfolio as the economic climate in Greece continues to be severely stressed.

        The profit before tax in our corporate and investment banking segment of EUR 75.6 million in 2012 from loss before tax of EUR 1,408.2 million in 2011, is mainly attributable to the decrease in credit provisions and other impairment charges from EUR 2,101.4 million in 2011 to EUR 608.4 million in 2012, overshadowing the decrease in net interest income from EUR 775.8 million in 2011 to EUR 745.5 million in 2012. As a result of the ongoing economic crisis in Greece, the Bank retains its conservative approach to new commercial lending, with a greater focus on larger corporate borrowers that it perceives to be lower-risk.

        Loss before tax from global markets and assets management operations amounted to EUR 1,057.7 million in 2012, compared to the loss of EUR 10,517.5 million for the same period in 2011. This decrease in losses in 2012, was principally due to the credit provisions and other impairment charges of EUR 10,702.0 million in 2011, reflecting the impairment of the investment securities due to the PSI.

Notably, in 2012 this specific segment ends up with a net interest loss of EUR 105.9 million reflecting the effect of the increased funding cost during the year (source being ELA substituting ECB) as well as the effect of the PSI given that there is less interest income generation from debt securities.

        Loss before tax from our International banking operations of EUR 111.9 million in 2012, from loss before tax of EUR 7.1 million in 2011, is principally attributed to the net interest income which decreased to EUR 311.8 million in 2012, from EUR 387.2 million, mainly as a result of loan portfolio deleveraging and the increase in the volume and cost of deposits in the context of the Group's strategy for independent financing of all its subsidiaries. Credit provisions and other impairment charges increased to EUR 254.7 million in 2012, from EUR 200.3 million in 2011, despite the signs of stabilization of the asset quality of the loan portfolio, as a result of the deterioration of the market value of collaterals in the South Eastern Europe region.

        Profit before tax from our Turkish banking operations increased in 2012, to EUR 801.4 million compared to EUR 449.2 million in 2011. This mainly comes from the increase in net interest income from EUR 903.4 million in 2011 to EUR 1,265.4 million in 2012 which reflects the result of the loan portfolio growth year on year as well as the decrease in the cost of funding in Turkey. Furthermore, the disposal of 51.0% of the shares of Finans Pension resulting in a gain of EUR 157.3 million led to an increase in other income to EUR 168.1 million in 2012 compared to EUR 35.6 million in 2011. Credit provisions and other impairment charges increased to EUR 285.6 million in 2012, from EUR 147.1 million in 2011, as a result of Finansbank's loan portfolio growth focus on high margin products. The corresponding increase in +90dpd loans remains well within the risk—return balance of our lending strategy.

        The profit before tax in insurance operations of EUR 83.9 million in 2012 compared to a loss before tax of EUR 519.0 million in 2011 is mainly a result of the one-off increase in credit provisions and other impairment charges of EUR 631.3 million in 2011, due to the impairment of Greek government bonds due to the PSI of EUR 532.5. Total operating income remained healthy at EUR 233.5 million in 2012 compared to EUR 248.5 million in 2011, reflecting the improved loss ratio of the motor and life line of business in the last couple of years, the exit from the harmful credit line of business as well as the effective reduction in operating costs through synergies with the Bank.

        The business segment "Other" consists of proprietary real estate management, hotel and warehousing business, other unallocated income and expenses of the Group, intersegment eliminations, as well as the share of profits or losses of our associate undertakings. The decrease in loss before tax in this segment in 2012 to EUR 445.9 million from EUR 494.9 million in 2011, mainly due to the higher direct costs in 2011 as a result of the one-off provision of EUR 169.9 million for the employees statutory retirement indemnity.

Segment analysis for year ended December 31, 2011 compared to the year ended December 31, 2010 based on IFRS

        The Group's overall decrease in loss before tax in 2011 compared to profit before tax in 2010, primarily reflects the impairment of Greek government bonds due to the PSI and loans eligible to the PSI of EUR 11,783.3 million, the increased losses before tax in retail banking and in corporate and investment banking.

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

        The loss before tax in our corporate and investment banking segment of EUR 1,408.2 million in 2011 from profit before tax of EUR 313.5 million in 2010, is mainly attributable to the increased credit provisions and other impairment charges from EUR 204.0 million in 2010 to EUR 2,101.4 million in 2011, which outpaced the improved results in net interest income from EUR 621.9 million in 2010 to EUR 775.8 million in 2011. The improved results in net interest income reflect the effectiveness of the re-pricing efforts made in the Bank's Greek corporate loan portfolio and especially with respect to large companies. As a result of the ongoing economic crisis in Greece, the Bank retains its conservative approach to new commercial lending, with a greater focus on larger corporate borrowers that it perceives to be lower-risk.

        Loss before tax from global markets and assets management operations amounted to EUR 10,517.5 million in 2011, from profit of EUR 166.2 million for the same period in 2010. This decrease was principally due to net interest income which decreased to EUR 371.4 million in 2011, from EUR 472.2 million, mainly as a result of higher cost of funding. Impairment charges for credit losses increased to EUR 10,702.0 million in 2011, from EUR 39.9 million in 2010, reflecting the impairment of the investment securities due to the PSI.

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

        The loss before tax in insurance operations increased from EUR 33.1 million in 2010 to EUR 519.0 million in 2011. It mainly reflects the increase in credit provisions and other impairment changes from EUR 37.0 million in 2010 to EUR 631.3 million in 2011, as a result of the impairment of Greek government bonds due to the PSI of EUR 532.5 million and the impairment of the equity shares and mutual funds. The improved results in total operating income from EUR 163.3 million in 2010 to EUR 248.5 million in 2011, mainly reflects the improved loss ratio of the motor and life line of business, the exit from the harmful credit line of business, the effective reduction in operating costs through synergies with the Bank and the decrease in costs related to the voluntary retirement scheme from EUR 5.3 million in 2010 to NIL in 2011.

        The business segment "Other" consists of proprietary real estate management, hotel and warehousing business, other unallocated income and expenses of the Group, intersegment eliminations, as well as the share of profits or losses of our associate undertakings. The increase in loss before tax in this segment in 2011 to EUR 494.9 million from to EUR 85.2 million in 2010, is mainly attributable to the increase in credit provisions and other impairment changes from EUR 18.7 million in 2010 to EUR 259.9 million in 2011, principally due to the impairment of goodwill of EUR 120.2 million relating mainly to Vojvodjanska, NBG Securities S.A. and NBG Leasing IFN S.A. and to provisions for legal cases of EUR 85.4 million. Direct costs increased to EUR 249.0 million from EUR 160.1 million mainly due to the one-off provision of EUR 169.9 million for the employees statutory retirement indemnity. Excluding this one-off provision, the direct cost decreased by 50.6% year on year, which reflects the effectiveness of the cost cutting measures.

B.  Liquidity and Capital Resources

Liquidity Management

        Currently, the Group's principal sources of liquidity are its deposit base, Eurosystem funding in the form of repurchase agreements with the ECB, either directly or indirectly through the ELA offered by the Bank of Greece, and long-term debt. For the repurchase agreements, the Group uses as collateral securities in the trading and investment securities portfolios, loans, notes issued under loan securitizations, covered bonds, notes issued by the Bank and guaranteed by the Hellenic Republic in the context of our participation in the Hellenic Republic Bank Support Plan, and EFSF bonds received by the HFSF as an advance for its participation in the Bank's future share capital increase.

        Deposits decreased from EUR 93.9 billion on December 31, 2010 to EUR 91.6 billion on December 31, 2011 and decreased to EUR 91.2 billion on December 31, 2012. Deposits, excluding interbank funding (which includes funding from the ECB and central banks), decreased from EUR 67.8 billion on December 31, 2010 to EUR 58.9 billion on December 31, 2011 and EUR 58.6 billion on December 31, 2012. Interbank deposits, including funding from the ECB and central banks, increased from EUR 26.1 billion on December 31, 2010 to EUR 32.7 billion on December 31, 2011 and slightly decreased on December 31, 2012 to EUR 32.6 billion.

        As discussed in Item 5.A. "Operating Results—Results of operations for the year ended December 31, 2012 compared with the year ended December 31, 2011—Net Interest Income before provision for loan losses", the decrease in customer deposits during 2012 resulted in increased funding cost due to the reliance in Eurosystem funding through ELA and the higher cost of time deposits (see Item 4.E. "Selected Statistical Data—Liabilities—Deposits" for an analysis of our funding rates per type of deposit). As at December 31, 2012, collateral with nominal value of EUR 45.3 billion (December 31, 2011: EUR 48.1 billion) was used for central bank funding through ELA. This relates to debt securities, trading assets, covered bonds, securitizations, customer loans and bonds issued from our participation in the Hellenic Republic Bank Support Plan. As at December 31, 2012 the nominal value of the available collateral for central bank funding was EUR 18.0 billion (December 31, 2011: EUR 11.0 billion) relating to debt securities, trading assets and loans.

        Following the completion of the PSI in March and April 2012 and the buy back in December 2012, our holdings of Greek government bonds decreased significantly. Furthermore, the share capital increase in the context of the recapitalization framework for the Greek systemic banks is at the final stage and expected to be completed by June 2013 (see Item 4. B, "Business Overview—The Hellenic Republic's economic crisis, the successful sovereign debt restructuring (PSI), the second economic adjustment program for Greece and recent macroeconomic developments—Recapitalization Framework" and Item 5, "Critical Accounting Policies, Estimates and Judgments—Going concern"). However, the funds necessary for the recapitalization have already been provided to the Bank in the form of EFSF bonds, which although the Bank is not allowed to sell, the Bank is allowed to use as collateral for repo financing from the Eurosystem or other market counterparties. In particular, the Bank received EFSF bonds of EUR 7,430.0 million and EUR 2,326.0 million in May 2012 and December 2012, respectively, as pre-funding in the context of the contemplated recapitalization. These bonds of total amount EUR 9,756.0 million as at December 31, 2012, do not meet the recognition criteria in accordance with

US GAAP as the Group is severely restricted on how it can use the bonds, being precluded from selling them and only allowed to use them as collateral for certain collateralized loans with the Eurosystem or other market participants under certain restrictions. In addition, there was no consideration paid by the Bank for these bonds and the contingent obligation to issue shares to the HFSF in exchange for the bonds has been accounted for as a derivative liability as the number of shares and the value of the bonds ultimately received are variable and depend on the amount of the shortfall see Note 3 for a description of the terms of the advance and the HFSF future contribution. Therefore these bonds are recorded off balance sheet. As at December 31, 2012, the first tranche of EFSF bonds received of EUR 7,430.0 million was used as collateral for repo financing from the ECB.

        The reduced access to interbank and wholesale markets affecting all Greek banks combined with a reduction in domestic deposits has resulted to an increased reliance on the ECB repo facilities, including through 2012. As at December 31, 2012, the ECB funding and funding from other central banks, amounted to EUR 30.9 billion (see Note 18 to the U.S. GAAP Financial Statements for the analysis of instruments pledged). As at December 31, 2011 and 2010, ECB funding and funding from other central banks amounted to EUR 31.3 billion and EUR 24.2 billion, respectively.

        The following table provides a summary of our interest bearing interbank borrowing activity for each of the three years ended December 31, 2010, 2011 and 2012.

	Year ended December 31,
	2010	2011	2012
	(EUR in thousands)
Interbank lending	6,398,767	3,767,624	2,976,543
ECB and central banks borrowing	(24,214,517)	(31,307,746)	(30,902,146)
Interbank borrowing	(1,655,034)	(1,175,190)	(1,607,786)

Net interbank borrowing	(19,470,784)	(28,715,312)	(29,533,389)

        In addition, the Group enters into agreements to repurchase securities sold as a means of collateralized financing with inter-bank counterparties. The following table provides quantification of the average quarterly balance for each of the three years ended December 31, 2010, 2011 and 2012, as well as the period end balance for each of these quarters and the maximum balance at any month-end.

	Year ended December 31,
	2010	2011	2012
	(EUR in thousands)
Average balance Q.1.	7,772,025	4,637,374	1,603,847
Period end balance Q.1.	8,192,043	5,187,643	1,624,482
Maximum balance Q.1.	9,861,416	5,187,643	1,983,816
Average balance Q.2.	5,353,290	3,782,732	1,464,075
Period end balance Q.2.	4,318,192	2,606,337	1,055,196
Maximum balance Q.2.	4,910,773	4,360,673	1,734,688
Average balance Q.3.	4,279,904	2,376,931	1,248,716
Period end balance Q.3.	4,004,623	1,930,242	1,464,559
Maximum balance Q.3.	4,517,778	2,661,253	1,533,211
Average balance Q.4.	3,365,732	2,103,197	1,190,788
Period end balance Q.4.	3,538,289	1,302,239	1,108,569
Maximum balance Q.4.	3,538,289	3,144,079	1,254,343

        The following table provides a summary of our cash flows for each of the three years ended December 31, 2010, 2011 and 2012.

	Year ended December 31,
	2010	2011	2012
	(EUR in thousands)
Cash flows from operating activities	1,331,621	(343,753)	(1,710,615)
Cash flows from investing activities	(9,455,221)	6,302,060	2,546,160
Cash flows from financing activities	8,121,472	(5,609,687)	(405,840)
Effect of exchange rate change on cash and due to banks	7,904	(67,041)	9,399

Net increase / (decrease) in cash and due from banks	5,776	281,579	439,104
Cash and due from banks at beginning of year	1,430,381	1,436,157	1,717,736

Cash and due from banks at end of year	1,436,157	1,717,736	2,156,840

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

        Moreover, during 2010, compared to the corresponding period ended on December 31, 2009, our cash flows from financing activities were reduced by EUR 2,236.5 million from inflows of EUR 10,358.0 million in 2009 to inflows of EUR 8,121.5 million in 2010, mainly due to the decrease in net inflows from deposits (in 2010 the inflows from deposits amounted to EUR 6,080.2 million while in 2009 the corresponding inflows amounted to EUR 7,298.2 million. In addition in 2010, there was an outflow from securities sold under agreements to repurchase of EUR 947.2 million compared to an inflow of EUR 2,728.3 million in 2009.

        During 2011, compared to the corresponding period ended on December 31, 2010, our cash inflows in investing activities increased from outflows of EUR 9,455.2 million in 2010 to inflows of EUR 6,302.1 million in 2011, mainly due to the increase in cash flows provided by our AFS and HTM portfolios, which amounted to a net cash inflow of EUR 1,742.4 million during 2011. The relevant cash flows for period ended December 31, 2010, resulted to a net cash outflow of EUR 2,909.7 million. Furthermore, due to the decrease in the credit expansion of the Greek segment, net cash inflows from our loan portfolio amounted to EUR 2,683.0 million in the period ended on December 31, 2011, while in the corresponding period ended on December 31, 2010, there was a net cash outflow of EUR 3,309.3 million. Additionally, the net cash inflows from interest bearing deposits with banks amounted to EUR 2,542.3 million in the period ended on December 31, 2011, while in the corresponding period ended December 31, 2010, there was a net cash outflow of EUR 3,320.8 million. Generally, the crisis has limited the Bank's access to liquidity from other financial institutions.

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

        During 2012, compared to the corresponding period ended on December 31, 2011, our cash inflows in investing activities decreased from inflows of EUR 6,302.1 million in 2011 to inflows of EUR 2,546.2 million in 2012, mainly due to the net cash outflows from our loan portfolio amounted to EUR 321.5 million in the period ended on December 31, 2012, while in the corresponding period ended on December 31, 2011, there was a net cash inflow of EUR 2,683.0 million, mainly due to the decrease in the domestic credit expansion. Additionally, the net cash inflows from interest bearing deposits with banks amounted to EUR 791.1 million in the period ended on December 31, 2012, while in the corresponding period ended December 31, 2011, there was a net cash inflow of EUR 2,542.3 million.

        Moreover, for the year ended December 31, 2012, the cash outflows from financing activities were significantly reduced and amounted to EUR 405.8 million, compared to the cash outflows for the year ended December 31, 2011, which amounted to EUR 5,609.7 million. This reduction is mainly due to the decrease of the net outflow from deposits which amounted to EUR 750.4 million during 2012, while in 2011 there was a net outflow from deposits of EUR 2,175.5 million, primarily as a result of the outflow in Greek deposits. In addition, during 2012, the outflows in securities sold under agreements to repurchase were reduced significantly and amounted to EUR 193.7 million, compared to the outflow of EUR 2,236.1 million in 2011.

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

        Following the Board of Directors' resolution on June 18, 2009, the Bank in July 2009, increased its ordinary share capital by offering 110,367,615 new ordinary shares of nominal value of EUR 5.00 each and subscription price of EUR 11.3 each through a rights issue. The shares were initially offered to existing ordinary shareholders at a ratio of 2 new shares for every 9 shares held. The total capital raised amounted to EUR 1,247.2 million, EUR 551.8 million of which was credited to "common stock" account and the remaining amount less expenses incurred was credited to "additional paid-in capital" account.

        On February 18, 2010, the second Repeat General Meeting of the Shareholders authorized the Board of Directors to issue bonds convertible into shares, in accordance with the provisions of articles 3a and 13 of the Greek Company Law 2190/1920 and article 5 of the Bank's Articles of Association, for a period of five years, up to an amount corresponding to 50% of the paid-up Common stock of the Bank as at the time of the authorization of this right, i.e. EUR 1,696.3 million. The General Meeting delegated it to the Board of Directors to decide the particular terms and details of such issuance, as well as the procedure by which the bonds would be converted to shares.

        In accordance with the above authorizations, the Board of Directors on September 10, 2010, approved the increase of the Bank's ordinary share capital through a rights issue by offering:

  (a)
  121,408,315 new ordinary shares of nominal value of EUR 5.00 each and subscription price of EUR 5.20 each. The shares were offered to existing ordinary shareholders at a ratio of one new share for every five shares held. The total capital raised amounted to EUR 631.3 million of which EUR 607.0 million was credited to "common stock" and the remaining EUR 24.3 million to additional paid-in capital. The new shares were listed on the ATHEX on October 19, 2010; and

  (b)
  227,640,590 convertible bonds to 227,640,590 new ordinary shares of nominal value of EUR 5.00 each and at a subscription price of EUR 5.20 each. The bonds were offered to existing ordinary shareholders at a ratio of three convertible bonds for every eight shares held. The convertible bonds carried no interest and were convertible to ordinary shares after seven days from their issuance. The total capital raised amounted to EUR 1,183.7 million of which EUR 1,138.2 million was credited to "common stock" and the remaining EUR 45.5 million to additional paid-in capital. The new shares were listed on the ATHEX on October 25, 2010.

        In January 2012, we completed tender offers for any and all of our outstanding third series fixed rate covered bonds of EUR 1.5 billion issued by the Bank and due in 2016 which form part of the existing Bank's EUR 10.0 billion covered bonds program and non-cumulative, non-voting preferred securities issued by our wholly owned subsidiary, National Bank of Greece Funding Limited, and guaranteed on a subordinated basis by the Bank. These tender offers created additional Core Tier I capital in the Bank's capital structure.

        For our share capital increase based on Greek Law 3723/2008, see below "Sources of Capital and Liquidity—Financings under the Hellenic Republic Bank Support Plan—Pillar I Preference share facility".

        We are focused on enhancing our capital base, especially in the current economic environment where our ability to manage capital and liquidity faces significant challenges. Accordingly, we continue to explore all capital raising and liability management opportunities that may be available to us in light of market conditions.

        The table below sets forth the credit ratings that have currently been assigned to the Bank by Moody's, Standard & Poor's and Fitch.

Rating agency	Long-term foreign currency deposit rating(1)	Short-term foreign currency deposit rating(1)	Outlook for the Bank's ratings	Financial strength of the Bank— Individual(1)	Subordinated debt of the Bank(1)	Preferred stock of the Bank(1)
Moody's	Caa2	Not Prime	Negative	E	Ca	Ca
Standard & Poor's	CCC	C	Negative	—	CC	CC
Fitch	CCC	C	—	WD	—	C

(1)
A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

        Any further reductions in the long-term credit ratings of the Bank could delay the Bank's return to the capital and interbank markets for funding, increase our borrowing costs and/or restrict the potential sources of available funding available to the Bank. It could also, coupled with the deterioration of the market conditions, lead to higher spreads on bonds and have an adverse effect on the Bank's ability to use its collateral to secure funding. See also Item 3.D, "Risk Factors—We are currently severely restricted in our ability to obtain funding in the capital markets and are heavily dependent on the ECB and the Bank of Greece for funding, which may be affected by changes in ECB and Bank of Greece rules relating to the eligibility of collateral such as Greek government bonds and guarantees—Our wholesale borrowing costs and access to liquidity and capital have been negatively affected by a series of downgrades of the Hellenic Republic's credit rating".

        As at December 31, 2012, total assets were EUR 101.2 billion, a decrease of 2.2% from the Group's total assets of EUR 103.5 billion, as at December 31, 2011, which in turn was an 12.9% decrease from the Group's total assets of EUR 118.7 billion as at December 31, 2010. Deposits with the Central Bank were EUR 2.9 billion in 2012, EUR 2.9 billion in 2011 and EUR 3.0 billion in 2010. Securities purchased under agreements to resell were EUR 833.2 million as at December 31, 2012, EUR 673.2 million as at December 31, 2011 and EUR 146.3 million as at December 31, 2010. Interest bearing deposits with banks were EUR 3.0 billion in 2012, EUR 3.8 billion in 2011 and EUR 6.4 billion in 2010. The Group's securities portfolio was EUR 12.9 billion as at December 31, 2012, EUR 12.5 billion as at December 31, 2011 and EUR 20.1 billion as at December 31, 2010.

        The Group's loan portfolio decreased from EUR 79.0 billion at December 31, 2010 to EUR 76.0 billion at December 31, 2011 and further decreased to EUR 74.3 billion at December 31, 2012. At December 31, 2012, the Group's loan portfolio accounted for 73.4% of total assets. Allowance for loan losses increased from EUR 3.2 billion in 2010 to EUR 6.6 billion in 2011 and to EUR 7.3 billion in 2012. See Item 4.E, "Selected Statistical Data—Assets—Loan Portfolio".

        Deposits decreased from EUR 93.9 billion on December 31, 2010 to EUR 91.6 billion on December 31, 2011 and decreased to EUR 91.2 billion on December 31, 2012. Of these, interbank funding, including funding from the ECB and central banks, increased from EUR 26.1 billion in 2010 to EUR 32.7 billion in 2011 and then to EUR 32.6 billion in 2012.

        For further discussion of Liquidity and Capital Resources, including the maturity profile, currency and interest rate structure of debt, see Note 21 and Note 24 to the U.S. GAAP Financial Statements.

        Our capital expenditure requirements, excluding interests in other companies, have been principally for upgrading our information technology and other electronic systems and for general plant and equipment. Additionally, capital expenditure cost for 2012 include mainly costs relating to reallocation of existing branches. Capital expenditure for the Group, excluding such interests in other companies, amounted to EUR 232.8 million in 2012. We fund our capital expenditure requirements principally through operating cash flow. Our commitments for capital expenditures as at December 31, 2012 amounting to EUR 1.2 million. Our capital expenditures also include interests acquired in other companies, and amounted to an additional EUR 70.8 million for the year ended December 31, 2012. See Item 4.A, "History and Development of the Company—Acquisitions, Capital Expenditures and Divestitures".

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

        Following the Board of Directors' resolution on June 18, 2009, the Bank, in July 2009, increased its ordinary share capital by offering 110,367,615 new ordinary shares of nominal value of EUR 5.00 each and subscription price of EUR 11.3 each through a rights issue. The shares were initially offered to existing ordinary shareholders at a ratio of 2 new shares for every 9 shares held. The total capital raised amounted to EUR 1,247.2 million, EUR 551.8 million of which was credited to "common stock" account and the remaining amount less expenses incurred was credited to "additional paid-in capital" account.

        On February 18, 2010, the second Repeat General Meeting of the Shareholders authorized to the Board of Directors to issue bonds convertible to shares, as per the provisions of articles 3a and 13 of the Greek Company Law 2190/1920 and article 5 of the Bank's Articles of Association, for a period of five years, up to an amount of EUR 1,696.3 million, representing 50% of the paid-up share capital of the Bank at the time of such assignment. The General Meeting authorized the Board of Directors to decide the particular terms and details of such issuance, as well as the procedure by which the bonds will be converted to shares.

        On September 10, 2010, following the above authorization and the authorization granted to the Board of Directors by the second Repeat General Meeting of the Shareholders on May 15, 2008, the Board of Directors approved an increase of the Bank's ordinary share capital through a rights issue by offering:

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

        For the preference shares issued under the Republic Bank Support Plan see section "—Financings under the Hellenic Republic Bank Support Plan".

Securitized loans

        The Bank, through its VIE, has the following securitized notes in issue as at December 31, 2012:

Issuer	Description	Type of collateral	Issue date	Maturity date	Nominal amount in million EUR		Interest rate
Revolver 2008—1 Plc(1)	Secured Floating Rate Notes—Class A	Consumer loans and credit card accounts	December 12, 2008	September 2020	900.0	(2)	Paid monthly at a fixed rate of 2.6% per annum
Revolver 2008—1 Plc(1)	Secured Floating Rate Notes—Class B	Consumer loans and credit card accounts	December 12, 2008	September 2020	268.9	(2)	Paid monthly at a fixed rate of 2.9% per annum
Titlos Plc	Floating Rate Asset Backed Notes	Receivables from Public sector	February 26, 2009	September 2039	5,100.0	(3)	Paid semi-annually at a rate of six-month Euribor plus 50 bps per annum
Spiti Plc	Asset Backed Floating Rate Notes—Class A	Residential mortgages	September 20, 2011	September 2058	1,500.0	(2),(5)	Paid semi-annually at a rate of six-month Euribor plus a margin of 400 bps
Spiti Plc	Asset Backed Floating Rate Notes—Class B	Residential mortgages	September 20, 2011	September 2058	249,5	(2)	Paid semi-annually at a rate of six-month Euribor plus a margin of 700 bps
Autokinito Plc	Asset Backed Floating Rate Notes—Class A	Auto loans	September 23, 2011	September 2023	400,0	(2),(5)	Paid semi-annually at a rate of six-month Euribor plus a margin of 200 bps

Issuer	Description	Type of collateral	Issue date	Maturity date	Nominal amount in million EUR		Interest rate
Autokinito Plc	Asset Backed Floating Rate Notes—Class B	Auto loans	September 23, 2011	September 2023	96,5	(2)	Paid semi-annually at a rate of six-month Euribor plus a margin of 350 bps
Agorazo Plc	Asset Backed Floating Rate Notes—Class A	Consumer loans	September 23, 2011	September 2033	1.250,0	(2),(4)	Paid semi-annually at a rate of six-month Euribor plus a margin of 300 bps
Agorazo Plc	Asset Backed Floating Rate Notes—Class B	Consumer loans	September 23, 2011	September 2033	412,8	(2)	Paid semi-annually at a rate of six-month Euribor plus a margin of 450 bps

(1)
The secured notes were issued through two VIEs, "Revolver APC Limited" (the Asset Purchase Company "APC", incorporated in the UK) and "Revolver 2008-1 Plc" (the Issuer).

On February 28, 2011, a) EUR 500.0 million class A notes were cancelled and b) the interest was changed from one-month Euribor plus 30 bps to fixed 2.6% on the class A notes and from one-month Euribor plus 60 bps to fixed 2.9% on the class B notes. On September 19, 2012 further EUR 100.0 million class A notes were cancelled. The class A notes have been rated CCC by Fitch and CCC by Standard and Poor's.

(2)
The Bank retains the option to call the notes on any interest payment date and reissue a new series, or sell them as is to investors.

(3)
The Bank retains the option to call the notes on any re-novation date or on any optional redemption date and reissue a new series or sell the notes to investors. The outstanding balance of the of Titlos Plc as at December 31, 2012 is EUR 4,762.2 million and has been rated C by Moody's.

(4)
Agorazo Plc proceeded with the partial redemption of class A notes of EUR 58.1 million on March 15, 2012 and EUR 0.2 million on September 17, 2012. The outstanding amount of Agorazo Plc as at December 31, 2012 amounts to EUR 1,191.7 million.

(5)
On March 20, 2012, Spiti Plc and Autokinito Plc preceded with the partial redemption of class A notes of EUR 106.9 million and of EUR 7.4 million, respectively. Furthermore, on September 20, 2012, Spiti Plc and Autokinito Plc proceeded with the partial redemption of class A notes of EUR 27.6 million and of EUR 74.8 million, respectively. The outstanding amounts of Spiti Plc and Autokinito Plc as at December 31. 2012 are EUR 1,365.5 million and EUR 245.8 million respectively.

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

        All of the above loans and notes issued are not presented within "Long-term debt" and are not derecognized because the Bank is the owner of the issued secured notes and primary beneficiary of the above VIEs.

Covered bonds

        Under the covered bond Programs I and II, the Bank has the following covered bond series in issue as at December 31, 2012:

Program	Series number	Type of collateral	Issue date	Maturity date	Nominal amount in million EUR		Interest rate
Program I(1)	Third Series	Residential mortgage loans	October 7, 2009	October 2016	846.2	(3)	Paid annually at a fixed coupon rate of 3.875%
Program II(2)	First Series	Residential mortgage loans	June 24, 2010	June 2015 (with an additional ten-year extension option)	1,500.0		Paid quarterly at the ECB's refinancing rate plus a margin of 170 bps
Program II(2)	Second Series	Residential mortgage loans	June 24, 2010	June 2017 (with an additional ten-year extension option)	1,500.0		Paid quarterly at the ECB's refinancing rate plus a margin of 200 bps
Program II(2)	Third Series	Residential mortgage loans	June 24, 2010	June 2019 (with an additional ten-year extension option)	1,500.0		Paid quarterly at the ECB's refinancing rate plus a margin of 230 bps
Program II(2)	Fourth Series	Residential mortgage loans	November 25, 2010	November 2018 (with an additional ten-year extension option)	1,100.1	(4)	Paid quarterly at the ECB's refinancing rate plus a margin of 210 bps
Program II(2)	Fifth Series	Residential mortgage loans	May 6, 2011	September 2013 (with an additional ten-year extension option)	1,500.0		Paid quarterly at the ECB's refinancing rate plus a margin of 230 bps
Program II(2)	Sixth Series	Residential mortgage loans	May 6, 2011	September 2014 (with an additional ten-year extension option)	1,300.0		Paid quarterly at the ECB's refinancing rate plus a margin of 250 bps

(1)
EUR 10.0 billion covered bonds program ("Program I") established on November 26, 2008. The issue under this Program is currently rated Caa2 by Moody's and B-by Fitch.

(2)
EUR 15.0 billion covered bonds program ("Program II") established on June 21, 2010. The issues under this Program are currently rated Caa2 by Moody's and CCC+ by Fitch.

(3)
On August 1, 2012, the Bank proceeded with cancellation of the repurchase of covered bonds of EUR 653.8 million. This issue is presented within Note 24 to the U.S. GAAP Financial Statements since all bonds were sold to domestic and foreign investors.

(4)
On March 9, April 11, and May 14, 2012, the Bank proceeded with the cancellation of covered bonds of EUR 170.0 million, EUR 70.0 million and EUR 160.0 million respectively.

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

Other borrowed funds

        The financial condition of other borrowings as of December 31, 2012, is as follows:

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount in million		Own held by the Group (nominal amount in million)	Interest rate
Finansbank (via a VIE)	Fixed Rate Notes	March 24, 2006	March 2013	USD	110.0		39.0	Paid semi-annually at a rate of 6.5%
NBG Finance Plc(1)	Fixed Rate Notes—Lower Tier II	August 3, 2010	August 2020 (Early redemption 2015)	EUR	450.0		431.6	Paid annually at a rate of 7.0% for the first 5 years and 9.5% thereafter.
Finansbank	Senior Unsecured Notes	May 11, 2011	May 2016	USD	500.0		133.3	Paid semi-annually at fixed interest rate of 5.5%
Finansbank	Fixed Rate Notes(2)	September 14, 2012	March 2013	TL	400.0		15.3	Principal amount and interest will be paid at maturity in a single payment
Finansbank	Fixed Rate Notes(2)	September 21, 2012	March 2013	TL	500.0		2.3	Principal amount and interest will be paid at maturity in a single payment
Finansbank	Eurobond Fixed Rate Notes	November 1, 2012	November 2017	USD	350.0		13.8	Paid semi-annually at fixed interest rate of 5.15%
Finansbank	Fixed Rate Notes(2)	November 15, 2012	May 2013	TL	750.0		12.4	Principal amount and interest will be paid at maturity in a single payment of 8.30%
Finansbank	Amended Facility Agreement	November 29, 2012	November 2013	EUR	211.9	(3)	—	Paid quarterly at Euribor plus 0.7%.
Finansbank	Amended Facility Agreement	November 29, 2012	November 2013	USD	188.0	(3)	—	Paid quarterly at LIBOR plus 0.7%.

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount in million	Own held by the Group (nominal amount in million)	Interest rate
Finansbank	Fixed Rate Notes(2)	December 13, 2012	June 2013	TL	650.0	7.2	Principal amount and interest will be paid at maturity in a single payment of 7.95%
Finansbank	Floating Rate Notes Series 2012-C	December 20, 2012	November 2024	EUR	50.0	—	Paid quarterly at Euribor plus 3.6%.
Finansbank	Floating Rate Notes—Series 2012-B	December 20, 2012	November 2017	USD	75.0	—	Paid quarterly at LIBOR plus 3.4%.
Finansbank	Fixed Rate Notes(2)	December 27, 2012	April 2013	TL	600.0	1.5	Principal amount and interest will be paid at maturity in a single payment of 7.95%

(1)
On July 23, 2010, the Bank completed the sale through a private placement, of a Lower Tier II note, totaling EUR 450.0 million through its UK-based subsidiary NBG Finance Plc, under NBG guarantee, and has been listed for trading on the Luxembourg Stock Exchange.

(2)
On January 20, 2011, Finansbank obtained the required permissions from legal authorities regarding the issuing of bank bonds with maturity of up to one year in the domestic market valued up to TL 1,000.0 million.

(3)
On November 29, 2012, Finansbank amended the dual tranche term loan facility signed on November 30, 2011, based on which the amounts of USD 220.5 million and EUR 210.6 million were amended to USD 188.0 million and EUR 211.9 million, respectively.

        Other borrowings redeemed or repurchased in 2010, 2011 and 2012 are as follows:

Issuer	Type	Issue date	Redemption date	Currency	Nominal amount in million
Bayerische Hypo-und Vereinsbank AG and Bayerische Landesbank	Schuldscheindarlehen loan agreement	August 4, 2008	August 4, 2010	USD	500.0	(1)
Finansbank (via a VIE)	Fixed Rate Notes	March 24, 2006	March 24, 2011	USD	110.0
NBG Finance Plc	Subordinated Callable Fixed Rate Notes	June 28, 2005	June 20, 2011(2)	JPY	30,000	(3)
Finansbank	Credit card secured loan	March 31, 2006	April 13, 2011	TL	300.0
Finansbank (via a VIE)	Series 2005—A Floating Rate Notes (secured on Finansbank's Diversified Payment Rights)	March 15, 2005	February 15, 2012	USD	500.0
NBG Finance Plc	Fixed Rate Notes, guaranteed by the Bank	September 21, 2010	February 22, 2012	EUR	80.0
Finansbank	Fixed Rate Bonds	November 2, 2011	April 27, 2012	TL	150.0
Finansbank	Fixed Rate Bonds	November 30, 2011	May 25, 2012	TL	200.0
Finansbank	Fixed Rate Notes	May 25, 2012	November 2012	TL	400.0
Finansbank	Fixed Rate Notes	June 11, 2012	December 2012	TL	700.0

(1)
The outstanding amount of Series 2005-A as of December 31, 2011 was USD 31.3 million.

(2)
Repurchased date.

(3)
On June 20, 2011, the Bank proceeded in the entire repurchase of the JPY 30.0 billion Subordinated Callable Fixed Rate Notes issued by the NBG Finance Plc in June 2005 and guaranteed on a subordinated basis by the Bank. The Notes mature in June 2035, however they could be redeemed at the option of the Bank in or after June 2015. These notes had been designated as financial liability at fair value through profit or loss. The carrying amount and amortized cost as at December 31, 2010 were EUR 100.4 million and EUR 276.2 million respectively.

Financings under the Hellenic Republic Bank Support Plan

        The Bank participated in the Hellenic Republic Bank Support Plan of Greek Law 3723/2008 as follows:

  Pillar I—Preference share facility

        Following the Extraordinary General Meeting of the Bank's Shareholders held on January 22, 2009, the Bank issued on May 21, 2009, 70 million Redeemable Preference Shares at a nominal value of EUR 5.00 each with the cancellation of the preemptive rights of the existing shareholders in favor of the Hellenic Republic, in accordance with Greek Law 3723/2008.

        On November 26, 2010, at an extraordinary General Meeting of the Bank's Shareholders approved the repurchase by the Bank of the preference shares of a nominal value of EUR 350.0 million through payment in cash, subject to obtaining Bank of Greece and other statutory approvals.

        Furthermore, on December 22, 2011, the Extraordinary General Meeting of the Bank's Shareholders approved a) the share capital increase by EUR 1,000.0 million through the issue of additional 200 million Redeemable Preference Shares at a nominal value of EUR 5.00 each with the cancellation of the preemptive rights of the existing shareholders in favor of the Hellenic Republic, in accordance with Greek Law 3723/2008 and b) the revocation of the decision of the Extraordinary General Meeting of the Bank's Shareholders held on November 26, 2010 regarding the repurchase by the Bank of the 70 million Redeemable Preference Shares in favor of the Hellenic Republic, in accordance with Greek Law 3723/2008.

        On December 30, 2011, following the above decision, the Bank issued the 200 million Redeemable Preference Shares at a nominal value of EUR 5.00 each. Please also refer to Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic's Bank Support Plan" and Note 33 to the U.S. GAAP Financial Statement.

  Pillar II—Government guaranteed short-term borrowings facility

        Under the government-guaranteed borrowings facility, the Bank participated in the second pillar of Greek Law 3723/2008 as follows:

Description	Issue date	Maturity date	Nominal amount in million EUR		Interest rate
Floating Rate Notes	April 26, 2010	April 2013	2,500.0		Paid quarterly at a rate of three-month Euribor plus 1,200 bps per annum(2)
Floating Rate Notes	May 4, 2010	May 2013	1,345.0	(1)	Paid quarterly at a rate of three-month Euribor plus 500 bps per annum
Floating Rate Notes	May 4, 2010	May 2013	655.0		Paid quarterly at a rate of three-month Euribor plus 1,200 bps per annum(2)
Floating Rate Notes	June 28, 2010	June 2013	4,265.6		Paid quarterly at a rate of three-month Euribor plus 1,200 bps per annum(2)
Floating Rate Notes	December 23, 2010	December 2013	4,107.7		Paid quarterly at a rate of three-month Euribor plus 1,200 bps per annum(2)
Floating Rate Notes	June 7, 2011	June 2014	1,925.0		Paid quarterly at a rate of three-month Euribor plus 1,200bps per annum(2)

Total			14,798.3

(1)
On December 20, 2011 and December 23, 2011, the Bank repurchased Notes amounting to EUR 907.0 million (EUR 700.0 million and EUR 207.0 million, respectively) that were held by third parties and included in the Group's Long-term debt.

(2)
On June 3, 2011, the annual interest rate increased to three-month Euribor plus a margin of 1,200 bps.

        The notes described above are held by the Bank and therefore, are not presented as liabilities on the Consolidated Balance sheet. Additionally, the bonds are currently rated Caa2 by Moody's and CCC by Fitch.

        Additionally, on May 24, 2012, the Fixed Rate Notes of EUR 3,000.0 million issued by the Bank in February 2012, matured.

  Pillar III—Debt instruments issued by the Public Debt Management Agency

        On April 12, 2010, the Bank obtained from Public Debt Management Agency, Greek government bonds having a nominal value of EUR 787.0 million collateralized with shipping and mortgage loans. The bonds are currently rated C by Moody's and CCC by Fitch. These bonds can only be used as collateral for financing and therefore are reflected in off-balance sheet items.

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

Risk Management Governance

        The Group aims to adopt practices regarding risk management governance, taking into account all relevant guidelines and regulatory requirements, as set by the Basel Committee, the Committee of European Banking Supervisors, the Bank of Greece and the HCMC, as well as any decisions of the competent authorities supervising the Group's entities.

        The Group's risk governance framework comprises a number of different constituents. In particular, the Board of Directors has established the Risk Management Committee ("RMC") overseeing all risk management functions across the Group. All risk management units report to the GRCAD and to the NBG Group Market and Operational Risk Management Division ("GMORMD"), which are supervised by the Group Risk Manager. A separate compliance function, the Compliance Division, oversees all internal and external compliance matters, such as applicable Greek and EU, laws and regulations, as well as accounting standards. The Internal Audit—Inspection Division of the Bank and the Group (the "IAID"), which reports directly to the Board of Directors through the Audit Committee, complements the risk management framework and acts as an independent reviewer, focusing on the effectiveness of the risk management framework and control environment.

Risk Management Committee

        The RMC forms and submits for approval to the Board of Directors the risk assumption and capital management strategy of the Bank and the Group, on an annual basis. It also sets the principles and approves the policies that govern the management of risk and monitors the implementation and outcome of these policies.

        The members of the RMC are the Chairman of the Board of Directors, the Chief Executive Officer (the "CEO"), the Deputy Chief Executive Officer (the "Deputy CEO") and three other non-executive members of the Board of Directors.

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

Group Risk Management

        The Bank acknowledges the need for enhanced risk management and has established two specialized units, the GRCAD and the GMORMD, to properly measure, analyze and manage the risks entailed in all its business activities. All risk management units of the Group adequately report to the two aforementioned Divisions.

        Based on its charter, the mission of the GRCAD is to:

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

        The mission of the GMORMD is to:

  •
  plan, specify, implement and introduce market, operational and liquidity risk policies, under the guidelines of the Bank's Board of Directors;

  •
  assess the adequacy of methods and systems that aim to analyze, measure, monitor, control and report the aforementioned risks undertaken by the Bank and other financial institutions of the Group and periodically validate them;

  •
  independently evaluate financial products, assets and liabilities of the Bank and the Group; and

  •
  regularly handle issues relevant to market, operational and liquidity risks, under the guidelines and specific decisions of the RMC and the Asset and Liability Committee (the "ALCO").

        Each Division has distinct responsibilities and covers specific types of risk. The GRCAD consists of:

  •
  the Credit Risk Control Subdivision;

  •
  the Analysis and Risk MIS Subdivision;

  •
  the Capital Reporting Subdivision; and

  •
  the Model Validation Unit,

        whereas the GMORMD consists of:

  •
  the Market Risk Management Subdivision;

  •
  the Counterparty Risk Management Subdivision; and

  •
  the Operational Risk Management Subdivision.

        Both Divisions report to the Group's General Manager of Risk Management.

Asset and Liability Committee

        The asset/liability and risk management policy is designed to structure the balance sheet in order to control exposure to liquidity, interest rate and exchange rate risks, as well as to enable the Group to take advantage of market opportunities which may contribute to its profitability.

        Although the asset and liability management policies of the Bank and the other subsidiaries in the Group are currently planned and implemented separately, the Bank's Asset and Liability Committee ("ALCO") sets the general guidelines for asset and liability management. ALCO determines the Bank's strategy and policy as to matters relating to the structuring and management of assets and liabilities taking into account the current market conditions and the risk limits set by the Bank. The Bank's ALCO meets at least once a month and is comprised of the Deputy CEO and the General Managers of the Bank involved in the asset allocation and risk management functions. Day-to-day asset and liability management is delegated to the Treasury, which is divided into several operating units. The subsidiaries of the Group follow asset and liability management policies similar to those of the Bank.

        The Committee is comprised of the following members:

Chairman	Petros Christodoulou	Deputy CEO
Member	Michael Oratis	General Manager of Risk Management
Member	Paul Mylonas	General Manager of Strategy and International Activities
Member	Leonidas Fragkiadakis	General Manager of Treasury and Global Markets
Member	Dimitrios Dimopoulos	General Manager of Corporate Banking
Member	Andreas Athanassopoulos	General Manager of Retail Banking
Member		Chief Financial Officer

        The Chairman can invite other executives of the Bank and Group, to attend, if necessary.

        The Committee members do not receive any remuneration for their participation in the Committee.

Internal Audit

        Internal Audit at the NBG Group is an independent function, whose objective is to provide assurance and consulting services designed to add value by making feasible and cost effective recommendations that improve the Group's operational effectiveness. It contributes to the achievement of corporate objectives by (a) bringing a systematic, disciplined approach to the evaluation of the effectiveness of the corporate governance framework, risk management and internal controls, (b) recommending appropriate measures to improve the efficiency and effectiveness of the policies and procedures of the Group's Units, and (c) monitoring the implementation of corrective actions agreed by management.

        The Internal Audit and Inspection Division ("IAID") is administratively independent from other Bank and Group units. The Chief Audit Executive is assigned and discharged by the Bank's Board of Directors, on the recommendation of the Audit Committee and the Bank's CEO. Any dismissal or replacement of the Chief Audit Executive is communicated to the Bank of Greece. The Chief Audit Executive reports on the IAID's activities directly to the Audit Committee on a regular basis and to the Bank's Board of Directors, through the Audit Committee on a quarterly basis.

        According to the IAID's Charter, which has been approved by the Bank's Board of Directors, the IAID is authorized to operate at Group level and to coordinate and supervise the activities of the Internal Audit Units ("IAUs") of the Group subsidiaries that maintain their own Internal Audit functions. Since 2010 the Bank's IAID has undertaken the Internal Audit activities of key domestic subsidiaries aiming to improve quality of service and achieve economies of scale.

        All IAUs across the Group use the same:

  •
  internal audit methodology that has been developed by Bank's IAID and follows the COSO—ERM principles and the International Standards for the Professional Practice of the Internal Auditing of the Institute of Internal Auditors ("IIA").

  •
  internet based application which allows for a more effective management of the audit activities which provides: a) real time monitoring of the audit activities across all subsidiaries, b) information sharing amongst the Group's internal auditors and c) standardization of the audit methodology.

        During 2012, the IAID:

  •
  Following the proper approval by the Audit Committee modified its Charter of Operation aiming to further improve the Unit's operational effectiveness and independence.

  •
  Established a specialized sector responsible to perform quality reviews of the Group's IAUs with the objective to further improve their effectiveness.

  •
  Completed the upgrade of the EGRC—Paisley Thomson Reuters audit application used since 2009 for the automation of the audit work across the NBG Group.

  •
  Continued to enhance the in-house developed anti-fraud application "ASIST" with new fraud detection and prevention scenarios with good results. The overall trend that was observed for the second consecutive year was the reduction of the amount that was lost per fraud incident.

  •
  Completed the internal hiring of new junior auditors following the Audit Committee's approval. Twelve new junior auditors with excellent professional qualifications were already transferred to the IAU from other Bank Units and eight more are expected within 2013.

  •
  Continued the development of synergies with the Bank's external auditor in various auditable areas aiming to achieve economies of scale.

        The IAID's Internal Audit Plan for 2012 was executed close to its entirety although a number of unplanned audits were carried out during the year. The internal audit plan for 2012 of the Group's IAUs was executed satisfactory.

        Finally, the IAD continued its contribution on a consultative basis by participating in various Committees and by offering advice on the design of new procedures and products.

        As at December 31, 2012, the IAID's total audit staff, including the Chief Audit Executive was 121 employees, while total Group IAU's audit staff was 303.

Liquidity Risk

        Liquidity risk is defined as the current or prospective risk to earnings and capital arising from the institution's inability to meet its liabilities when they come due without incurring unacceptable losses.

        It reflects the potential mismatch between incoming and outgoing payments, taking into account unexpected delays in repayments (term liquidity risk) or unexpectedly high payment outflows (withdrawal/call risk). Liquidity risk involves both the risk of unexpected increases in the cost of funding of the portfolio of assets, and the risk of being unable to liquidate a position in a timely manner on reasonable terms.

        Liquidity risk management seeks to ensure that the liquidity risk of the Group is measured properly and is maintained within acceptable levels and that, even under adverse conditions, the Group has access to funds necessary to cover customer needs, maturing liabilities and other capital needs.

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

        The ALCO monitors the gap in maturities between assets and liabilities as well as the Bank's funding requirements based on various assumptions, including conditions that might have an adverse impact on the Bank's ability to liquidate investments and trading positions and its ability to access the capital markets.

        Currently, the Group's principal sources of liquidity are its deposit base, Eurosystem funding in the form of repurchase agreements with the ECB, either directly or indirectly through the ELA offered by the Bank of Greece, and long-term debt. For the repurchase agreements, the Group uses as collateral securities in the trading and investment securities portfolios, loans, notes issued under loan securitizations, covered bonds, notes issued by the Bank and guaranteed by the Hellenic Republic in the context of our participation in the Hellenic Republic Bank Support Plan and EFSF bonds received by the HFSF as an advance for its participation in the Bank's future share capital increase.

        As at December 31, 2012, the funding from the Bank of Greece, through the ELA amounted to EUR 30.9 billion (see Note 18 to the U.S. GAAP Financial Statements for the analysis of instruments pledged).

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

        See also Item 11, "Quantitative and Qualitative Disclosures About Market Risk—Sensitivity Analysis—Interest rate sensitivity analysis."

Foreign exchange risk

        The following table sets forth the assets and liabilities and shareholders' equity by those denominated in Euro and those denominated in other currencies for the Group under U.S. GAAP on December 31, 2010, 2011 and 2012.

	Year ended December 31,
	2010			2011			2012
	EUR	Other Currency	Total	EUR	Other Currency	Total	EUR	Other Currency	Total
	(in thousands)
Assets:
Cash and due from banks	753,590	682,567	1,436,157	963,264	754,472	1,717,736	1,052,767	1,104,073	2,156,840
Deposits with central bank	1,950,228	1,011,600	2,961,828	2,337,521	561,477	2,898,998	1,194,174	1,692,254	2,886,428
Securities purchased under agreements to resell	96,496	49,806	146,302	340,689	332,498	673,187	33,158	800,059	833,217
Interest bearing deposits with banks	5,894,673	504,094	6,398,767	2,886,597	881,027	3,767,624	2,535,738	440,805	2,976,543
Trading assets	2,626,587	158,735	2,785,322	2,254,053	710,035	2,964,088	5,203,361	265,163	5,468,524
Derivative assets	1,184,148	450,122	1,634,270	2,615,310	990,655	3,605,965	3,232,359	460,665	3,693,024
Available-for-sale securities, at fair value	9,164,344	4,524,166	13,688,510	5,476,963	3,094,761	8,571,724	3,470,139	3,621,284	7,091,423
Held to maturity securities	3,577,235	21,050	3,598,285	989,265	12,937	1,002,202	345,232	10,712	355,944
Equity method investments	39,497	10,597	50,094	52,769	6,370	59,139	74,845	113,277	188,122
Loans	59,172,384	19,866,056	79,038,440	56,756,048	19,246,809	76,002,857	52,310,340	22,023,430	74,333,770
Less: Allowance for loan losses	(2,385,239)	(790,166)	(3,175,405)	(5,807,694)	(742,941)	(6,550,635)	(6,316,711)	(1,001,133)	(7,317,844)

Net loans	56,787,145	19,075,890	75,863,035	50,948,354	18,503,868	69,452,222	45,993,629	21,022,297	67,015,926
Goodwill, software and other intangibles	439,823	3,519,146	3,958,969	241,496	2,848,360	3,089,856	282,491	2,839,968	3,122,459
Premises and equipment	854,186	367,803	1,221,989	938,594	334,861	1,273,455	931,826	350,568	1,282,394
Accrued interest receivable	909,505	286,225	1,195,730	905,425	250,804	1,156,229	464,640	278,302	742,942
Other assets	3,280,797	511,823	3,792,620	2,838,007	396,803	3,234,810	2,763,241	578,916	3,342,157

Total assets	87,558,254	31,173,624	118,731,878	73,788,307	29,678,928	103,467,235	67,577,600	33,578,343	101,155,943

	Year ended December 31,
	2010			2011			2012
	EUR	Other Currency	Total	EUR	Other Currency	Total	EUR	Other Currency	Total
	(in thousands)
Liabilities and Shareholders' Equity:
Total deposits	73,790,905	20,104,576	93,895,481	73,236,341	18,338,961	91,575,302	70,593,331	20,565,771	91,159,102
Securities sold under agreements to repurchase	2,959,367	578,922	3,538,289	697,983	604,256	1,302,239	309,372	799,197	1,108,569
Other borrowed funds	375,428	736,235	1,111,663	235,977	689,994	925,971	308,251	1,718,408	2,026,659
Accounts payable, accrued expenses and other liabilities	3,341,792	1,766,688	5,108,480	5,482,706	2,386,118	7,868,824	5,775,976	2,244,594	8,020,570
Long-term debt	3,199,889	606,061	3,805,950	2,228,992	708,379	2,937,371	1,330,886	785,604	2,116,490
Insurance reserves	2,493,785	37,559	2,531,344	2,719,833	41,008	2,760,841	2,509,468	7,660	2,517,128

Total liabilities	86,161,166	23,830,041	109,991,207	84,601,832	22,768,716	107,370,548	80,827,284	26,121,234	106,948,518
Non-controlling interests	793,440	294,173	1,087,613	42,362	311,987	354,349	33,370	277,572	310,942
Total equity	5,942,708	1,710,350	7,653,058	(5,755,125)	1,497,463	(4,257,662)	(8,381,944)	2,278,427	(6,103,517)

Total liabilities and equity	92,897,314	25,834,564	118,731,878	78,889,069	24,578,166	103,467,235	72,478,710	28,677,233	101,155,943

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

        Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain a minimum ratio determined on a risk-weighted basis, of capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk. At least half of the required capital must consist of "Tier I" capital (as defined), and the rest of "Tier II" capital (as defined). The framework applicable to Greek banks conforms to EU requirements, in particular the Own Funds, the Solvency Ratio and the Capital Adequacy Directives. However, under the relevant European legislation, supervisory authorities of the Member States have some discretion in determining whether to include particular instruments as capital guidelines and to assign different weights, within a prescribed range, to various categories of assets.

        The crisis in the Greek economy resulted in impairment losses recorded in several classes of assets such as Greek government bonds and other loans in Greece which have adversely impacted the regulatory capital of the Group and the Bank (which has been reduced significantly), and there is need for recapitalization. The recapitalization plan for Greek banks forms an integral part of the financial assistance under the Program.

        The recapitalization plan, which has already been approved by the Troika along with a specific sequence of disbursements, commits funds for the recapitalization plan, amounting up to EUR 50 billion and is now in the final stage of its implementation under the auspices of the Bank of Greece. The main features of this plan are as follows:

  •
  all Greek banks were required to achieve a Core Tier I capital ratio of 9% by September 2012 and 10% by June 2013. In this context, Act No. 2654/29.02.2012 of the Governor of the Bank of Greece was issued, which was subsequently abolished by Act No. 2664/18.09.2012 of the Governor of the Bank of Greece. On March 28, 2013, the Executive Committee of the Bank of Greece issued the decision 13/28.03.2013 (published in the Government Gazette issue B708/28.03.2013), which reset the percentage of the total of risk-weighted assets that must be covered by a bank's own funds at 9%. The provisions of this decision came into force on March 31, 2013;

  •
  banks that were deemed viable based on their business and capital raising plans, as assessed by the Bank of Greece, are given the opportunity to raise capital in the market. Residual capital needs will be met from public support from the HFSF, through ordinary shares or contingent convertible bonds. If the bank succeeds in raising at least 10% of its capital needs from the private sector, then the HFSF's ordinary shares will have restricted voting rights.

  •
  In such case, the voting rights of the ordinary shares held by the HFSF will be strictly limited to specific strategic decisions.

        In its letter to the Bank on April 20, 2012, the HFSF stated that, on April 19, 2012, the Bank of Greece replied to HFSF with the following:

  (a)
  the Bank is evaluated as viable;

  (b)
  the Bank submitted a business plan that includes the time schedule for the implementation of the capital actions described therein, and this plan is evaluated as viable and reliable;

        Furthermore, under Greek Cabinet Act no. 38/9.11.2012, the banks eligible for recapitalization will proceed with share capital increase in accordance with Greek Law 3864/2010.

        On May 28, 2012, the HFSF contributed to the Bank EFSF bonds with total nominal amount of EUR 7,430.0 million, as an advance for the participation in the Bank's future share capital increase, and executed with the Bank (and the EFSF) the Presubscription Agreement.

        On December 20, 2012, the Bank of Greece notified us of the decision of the Credit and Insurance Committee of the Bank of Greece no. 52/23/26.10.2012, according to which the capital requirements of the Bank were set to amount to EUR 9,756.0 million. Taking into account the EFSF bonds of EUR 7,430.0 million that were contributed by the HFSF as an advance to the share capital increase of the Bank, the additional capital requirement needed amounted to EUR 2,326.0 million.

        On December 21, 2012, the Bank received additional EFSF bonds with total nominal amount of EUR 2,326.0 million from the HFSF as an additional advance for the participation of the HFSF in the Bank's future share capital increase pursuant to the Presubscription Agreement. For further details on this subject see the subsection on the HFSF in "Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund".

        On December 31, 2009, the Group had Tier I and total capital of EUR 7,590 million. On December 31, 2010, the Group had EUR 8,959 million of Tier I capital and EUR 9,311 million of total capital, as calculated in accordance with Basel II. On December 31, 2011, the Group had EUR (2,367) million of Tier I capital and EUR (1,664) million of total capital, as calculated in accordance with Basel II. On December 31, 2012 the Group had EUR 5,464 million of Tier I capital and EUR 5,819 million of total capital.

        The following table shows the EU capital adequacy ratios for the Group as at December 31, 2008, 2009, 2010, 2011 and 2012.

	Year ended December 31,
	2008		2009		2010		2011		2012
	Tier I	Total	Tier I	Total	Tier I	Total	Tier I	Total	Tier I	Total
Group	10.0%	10.3%	11.3%	11.3%	13.1%	13.7%	(3.7)%	(2.6)%	8.5%	9.0%

        As at December 31, 2012, the Group's total capital adequacy ratio was calculated including the EUR 9,756.0 million of EFSF bonds provided by the HFSF and amounted to 9.0%. Based on information regarding the Group's capital adequacy as of December 31, 2012, taking into consideration the total amount of the imminent share capital increase in the context of the recapitalization, the 9% Core Tier threshold applicable from March 31, 2013 as defined in Decision 13/28.03.2013 issued by Executive Committee of Bank of Greece, is not satisfied. The Group has already initiated certain actions aiming at improving the Group's capital adequacy, such as the disposal of its subsidiary Astir Palace Vouliagmeni S.A. (see Item 4.B "Information on the Company-Business Overview-Other-Hotel Management") that we expect will have a positive impact on our capital and/or our risk weighted assets, and intends to carry out additional actions if necessary to comply with the capital requirements.

        As at December 31, 2011, the Group's capital adequacy ratio was below the required minimum of 8.0% due to the recognition of losses from the Groups' participation in the PSI (see Note 11 to the U.S. GAAP Financial Statements), and to this extent Tier I and Total capital have been calculated before the application of the regulatory limits prescribed in the Bank of Greece Governor's Act 2630/2010. Specifically, in case of negative regulatory equity the recognition of minority rights as well as Lower Tier I capital and Tier II is prohibited, and certain investments in financial institutions are deducted from Tier I capital.

        In the context of actions designed to fortify the Group's capital position, in December 2011 the Bank raised EUR 1.0 billion through the issuance of redeemable preference shares to the Hellenic Republic, under Pillar I of the Hellenic Republic Bank Support Plan, and in January 2012 completed a tender offer to repurchase all or part of the covered bonds and hybrid securities issued by the Group in the past. This move enabled the Bank to strengthen its Core Tier I by EUR 302.0 million. (See Item 5.B, "—Liquidity and Capital Resources—Capital Management"). Furthermore, in December 2012, the Bank participated in the debt buyback program arranged by the Public Debt Management Agency for the account of the Hellenic Republic. The Group offered bonds of nominal value EUR 4.4 billion that were exchanged with six-month EFSF bonds of EUR 1.5 billion. The exchange resulted in profit before tax of EUR 361.6 million, which is presented in "Gross realized gains on sales of available for sale securities-Greek government bonds" (see Note 11 to the U.S. GAAP Financial Statements).

C.  Research and Development, Patents and Licenses

        We have not engaged in any significant research and development activities during any of the last three financial years.

D.  Trend Information

        Our performance has been and will continue to be influenced by the difficult economic conditions in Greece.

        The successful completion of the PSI in April 2012, in conjunction with the activation of the Program for the period 2012-2015, could provide more time for economic policy to implement fiscal adjustment efforts and growth-enhancing structural reforms. At the same time, the PSI should result in a significant decline of the Greek debt burden, as well as, a sharp reduction in debt servicing needs, through low interest rates and a substantial extension of the average debt maturity. The Program, which also includes a comprehensive strategy for banking system recapitalization following PSI-related losses, and in connection with the detrimental impact of a prolonged recession on bank loan quality, is expected to lay the ground for a more stable and growth friendly financial environment. The implementation of an unprecedented amount of austerity measures corresponding to almost 20% of GDP in the 2010-2012 period has succeeded in bringing the general government deficit to below 7% of GDP in 2012 (EU Commission estimates, Winter 2012, IMF 1st and 2nd Review of the Second Program of Economic Support for Greece, January 2013). Moreover, there will be an additional decrease of almost 3% of GDP over the 2013-2014 period on the back of a frontloaded set of fiscal measures of about 7% of GDP over the same period. In this respect, fiscal headwinds will continue to take a considerable toll on domestic private sector spending decisions in 2013-2014.

        Following successful completion of the main part of the PSI in March 2012, the Greek government agreed to the revised Program, the term of which extends through 2015 and is jointly supported by the IMF and Eurozone Member States. This Program replaced the original program of EUR 110 billion, which was agreed to in May 2010 for the period of 2010-2013 and had the form of a cooperative package of IMF and Eurozone Member States funding. The international assistance loans disbursed under the original program amounted to EUR 73 billion. Of this amount, EUR 52.9 billion has been sourced from Eurozone Member States, and EUR 19.9 billion from the IMF. In the Program, for the years 2012-2015, Eurozone Member States through the EFSF and the IMF committed the undisbursed amounts from the original program, plus an additional EUR 130 billion, covering Greece's expected funding needs fully for the four-year period. During this period, the EFSF could provide an overall amount of EUR 144.7 billion, while the IMF will contribute EUR 28 billion under EFF. The Program is heavily front-loaded, especially regarding financing. Indeed, EUR 75 million have been disbursed from Eurozone Member States in the first half of 2012 to fund EUR 35.7 billion of the PSI debt enhancements and accrued interest and EUR 18 billion to recapitalize Greek banks through the HFSF. The IMF contribution of EUR 28 billion will be disbursed in 17 equal tranches over the remaining period ending in 2015. In this vein, another EUR 48 billion of EU and IMF loans have been disbursed in the fourth quarter of 2012 and the first quarter of 2013.

        Macroeconomic adjustment had also been supported by the successful completion of the debt buyback program in December 2012 (which was arranged by the Public Debt Management Agency for the account of the Hellenic Republic; the banks offered Greek government bonds that were exchanged with EFSF bonds) and is also reflected at the notable progress in fiscal deficit reduction and the adjustment in labor market and external balances. Nonetheless, the economy continues to face unprecedented recessionary headwinds, which, compounded by other deep-rooted structural vulnerabilities and additional fiscal measures, continue to delay the stabilization of economic activity. An adverse recessionary spiral between additional austerity and economic activity was increasingly evident in the period 2010-2012 and will remain for the most part of 2013, amplifying social costs and further eroding Greek households' disposable income. In this respect, domestic demand is expected to contract further, while any entrepreneurial decision for a production increase will crucially depend on export demand in tandem with a gradual improvement of liquidity conditions in the economy during 2013.

        The quasi-coercive nature of the PSI, in conjunction with the still high level of Greek sovereign debt post-PSI (above 170% until 2015 according to the EU/IMF included in the latest review of the Program), and the substantial effort needed to ensure longer-term fiscal sustainability of the country render a rapid improvement of market sentiment and significant upward revision of sovereign ratings of the country highly unlikely for the near-to-medium-term. Despite their notable improvement of the second half of 2012, market valuations of new Greek government bonds continue to embed, aside from very limited market liquidity, an existent but declining Eurozone exit-risk premium for Greece, which could take a lot of time and effort to subside. Indeed, the eruption of the crisis in Cyprus in March 2013 took a notable toll on Greek government bond valuations. According to latest review of the Program by the IMF (January 2013), Greece has little margin to absorb additional adverse shocks or slippages in the implementation of the Program. In the event that policy implementation takes longer or falls short, the economy takes longer to respond to labor market and other structural-competitiveness enhancing reforms, or the fiscal impact of recession is higher than estimated, a higher debt trajectory than that suggested by the latest IMF and EU analysis underlying the first and second reviews of the Program would result.

        Additionally, these conditions have exerted, and may continue to exert, downward pressure on asset prices and on the availability and cost of credit for financial institutions, including the Group, and will continue to impact adversely the credit quality of the Group's customers and counterparties. These conditions, alone or in combination with regulatory changes or actions of other market participants, may cause the Group to incur losses or to experience further reductions in business activity, increased funding costs and funding pressures, lower share prices, decreased asset values, additional write downs and impairment charges and lower profitability.

        Regarding 2012 and the first half of 2013, the continuing fall in the private sector's disposable income due to wage adjustments and the implementation of additional fiscal measures is expected to maintain downward pressures on the domestic deposit base, although, in the event of a reduction of uncertainty (as exemplified by the small inflow of deposits in the third quarter of 2012), the pace of bank deposits' contraction is likely to slow significantly through the further containment of deposit flight abroad and the reduction of cash hoarded domestically but outside the banking system. However, the main downside risk for the Greek banking system is related with the evolving crisis in Cyprus and aspects of Euro area strategy adopted for the resolution of this crisis. In this respect, aside from near-term benefits in the form of deposit repatriation, the direct involvement of private depositors in Cyprus could contribute to an increase of systemic risks for the more vulnerable banking systems in the Euro area and in conjunction with new delays in the timetable for the formation of a banking union, is likely to have an adverse impact on liquidity, financing costs and credit availability in the Greek banking system.

        As a result of prevailing uncertainty, our ability to foresee market conditions is significantly restricted, and therefore long-term targets are not expected to be reliable.

E.  Off-balance Sheet Arrangements

        In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by the Bank to a third party for a customer's foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party (see Note 25 to the U.S. GAAP Financial Statements). All of these arrangements are related to the normal lending activities of the Group.

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

        The following tables summarize the Group's off-balance-sheet financial instruments, whose contract amounts represent credit risk, as of December 31, 2011 and 2012:

	2011	2012
	(EUR in thousands)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit:(1)
Commercial and personal	14,584,516	14,483,760
Residential real estate	94,602	33,831
Commercial letters of credit	589,924	594,392
Standby letters of credit and financial guarantees written	5,970,422	5,586,816

Total	21,239,464	20,698,799

(1)
Commitments to extend credit as of December 31, 2012 include amounts of EUR 25.0 million for the Group (2011: EUR 1,685.7 million), which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force.

F.  Tabular Disclosure of Contractual Obligations

        Our contractual obligations as at December 31, 2012, can be summarized as follows:

	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	(EUR in thousands)
Time deposits(1)	34,603,608	509,807	372,897	4,348	35,490,660
Long-term debt(1)	305,612	420,517	1,574,783	136,487	2,437,399
Operating lease obligations	88,664	162,053	96,583	137,494	484,794
Insurance reserves(2)	466,255	481,264	330,534	1,239,075	2,517,128
Pension liability(3)	68,441	45,353	60,440	213,687	387,921
Put options of non-controlling interest holdings(4)	257,288	—	—	—	257,288
Purchase obligations	1,175	—	—	—	1,175

Total	35,791,043	1,618,994	2,435,237	1,731,091	41,576,365

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

Board of Directors' Operation

        The members of the Board of Directors are elected by the Bank's General Meeting of Shareholders for a term that cannot exceed three years and shall end at the ordinary General Meeting of Shareholders of the year in which such term expires. All members can be re-elected. The General Meeting of Shareholders determines each time the exact number of the members of the Board of Directors (the Board of Directors may consist of a minimum of nine up to a maximum of 16 members) and its independent members. One representative of the Greek Government, as per Law 3723/2008 and one representative of the HFSF, as per Law 3864/2010, are members of the Board of Directors (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic's Bank Support Plan"). The Articles of Association and the Corporate Governance Code specifically define the minimum number of executive, as well as independent and non-executive directors (see Item 10.B, "Additional information—Memorandum and Articles of Association" and Item 16.E, "Purchases of equity securities by the issuer and affiliated purchasers").

        The General Meeting of Shareholders may, at any time, remove members of the Board of Directors. In the event that as a result of resignation, death or forfeiture for whatever reason a Director ceases to be on the Board, and his replacement by substitute Directors elected by the General Meeting is not feasible, the remaining Directors may either provisionally elect another Director to fill the vacancy for the remaining term of office of the Director replaced, or continue to manage and represent the Bank without replacing the missing Director(s), provided that the number of the remaining Directors shall be at least nine. In the event that a new Director is provisionally elected, the election is announced by the Board of Directors at the next General Meeting, which may replace the Directors elected for the remaining term, even if no relevant item is included in the agenda. Under all circumstances, the remaining Directors, irrespective of number, may call a General Meeting solely for electing a new Board of Directors.

        The Board of Directors elects by absolute majority, from its members, the Chairman and the Chief Executive Officer, who manages the Bank. Moreover, the Board of Directors may elect Vice Chairman/-s and Deputy Chief Executive Officer/-s. The Chairman and the Chief Executive Officer may be the same person, and the same applies for the Vice Chairman and the Deputy Chief Executive Officers. However, the Bank, remaining abreast of the international developments in corporate governance issues while continuously updating its corporate governance framework, distinguishes the role of the Chairman from the Chief Executive Officer.

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

        The Board of Directors meets as required by Greek Law and the Bank's Articles of Association and is convened (a) by the Chairman, by means of an invitation to the Directors at least two business days prior to the meeting; or (b) by the Chairman or his substitute at the request of two Directors, and within seven days of such request being filed with the Chairman or his substitute; or (c) by the Chairman or his substitute at the request of the HFSF representative and within seven days of such request being filed with the Chairman or his substitute. The invitation must clearly specify the items on the agenda, and resolutions may not be adopted at the meeting unless all Directors are present or represented and no Director objects to such resolutions.

        The Board of Directors forms a quorum and validly deliberates when one half plus one of the Directors is present or represented, but under no circumstances may the number of Directors present be less than five. The Articles of Association describe in detail the requirements of Directors' representations for valid resolutions adoption.

Responsibilities of the Board of Directors

        The Board of Directors represents the Bank in court and out of court and may delegate its powers and functions, in all or in part, including the right of representation, to the Chief Executive Officer, the Deputy Chief Executive Officers, one or more members of the Board of Directors, the Bank's General Managers, Deputy General Managers, Managers, employees and third parties in general, by virtue of a Board resolution, which determines the matters in respect of which, the said powers and functions are delegated. Excluded are any such matters which may require collective action by the Board of Directors.

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

  •
  Approving the Bank's internal labour regulations;

  •
  Nominating General Managers and Managers following the Chief Executive Officer's recommendation;

  •
  Reviewing and approving the Bank's annual and consolidated financial statements;

  •
  Issuing bond loans, with the exception of those for which the Bank's General Meeting of Shareholders is exclusively responsible in accordance with the Greek Law;

  •
  Approving and reviewing a Code of Ethics for the employees of the Bank and the Group;

  •
  Approving the Bank's and the Group's Corporate Social Responsibility Policy;

  •
  Approving and reviewing the NBG Group Remuneration Policy upon decision of its non-executive members, following recommendation by the Human Resources and Remuneration Committee of the Bank (HRRC).

        The Bank's Board of Directors is supported by competent Committees, which have been established and operate for this purpose. (see Item 6.C, "Board Practices—Board Committees").

Directors Nomination

        The nomination procedure and the qualification criteria for Directors are specifically provided for in the Bank's internal corporate governance rules and especially: a) the Bank's Articles of Association, b) the NBG Group Corporate Governance Code, c) the Board's Corporate Governance and Nomination Committee Charter and d) the Directors' Nomination Policy. Each nominee fulfills such criteria that ensure the appropriate governance and guidance of the Bank's strategy in relation to economic, business and policy issues.

        According to article 9.1.b of the Bank's Articles of Association, the General Meeting of Shareholders is the sole corporate body vested with the authority to decide on the nomination of members of the Board of Directors. Furthermore, according to the applicable Greek legal framework (Greek Company Law 2190/1920), which applies to all Greek private companies (that is, companies not owned by the state), including the Bank, since it is a private company, and the Bank's Corporate Governance Code, any shareholder may propose a candidate for Board of Directors membership at the General Meeting of Shareholders and this right (that is to propose a candidate at the General Meeting) is also given to the Board of Directors. To this end, the Board of Directors, assisted by the Board of Directors' independent Corporate Governance and Nomination Committee, proposes to the

General Meeting candidates for Board of Directors membership on the basis of the Director's Nomination Policy that requires them to meet specific qualifying criteria ("fit and proper"), according to the Bank's Corporate Governance Code. It is not required for the Board of Directors to submit a separate proposal for the positions of the Chairman of the Board of Directors and the Chief Executive Officer. Following the election of the new members of the Board of Directors by the General Meeting of Shareholders, the new Board of Directors in its inaugurating session elects by absolute majority, from its members, the Chairman of the Board of Directors and the Chief Executive Officer who manages the Bank. Moreover, the Board of Directors may elect Vice Chairman and Deputy Chief Executive Officers. The Chairman and the Chief Executive Officer may be the same person, and the same applies for the Vice Chairmen and the Deputy Chief Executive Officers. In discharging their nomination responsibilities and proposals to the General Meeting of Shareholders or in appointing new members in replacement of retired members, the Board of Directors proposes candidates to be appointed as Directors or replace members of the Board of Directors that have submitted their resignation, who possess a particular profile, in compliance with the NBG Directors' Nomination Policy and whose nomination ensures that the Board of Directors as a collective body presents the following profile:

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

        The NBG Group Corporate Governance Code (as described below), as well as the Directors' Nomination Policy (as described below) provide for specific qualifying criteria ("fit and proper") for the nomination of candidates; professional capacities that are incompatible with the position of Board Director at NBG; criteria for non-executive directors' independence; and finally cases of conflicts of interest and maximum number of allowed other appointments/ external activities of a director. All the above aim to ensure and guarantee the best composition for the Board of Directors of NBG.

        The persons elected in 2012 as new members of Board of Directors and as top executive officers of the Bank meet fully the qualifications and high standards set by the Bank in its internal corporate governance framework, have substantial business and professional experience and have built a reputation that demonstrates their ability to make the important and sensitive business decisions that the Board of Directors and top executive officers are called upon to make. All new members of the Board of Directors and top executive officers were already serving the Bank (or had been in the past) through various levels of seniority, having in this way a full understanding of the structure and dynamics of the NBG Group and of the principal markets in which the Group is currently active. In particular, Mr. George Zanias (Chairman of the Board of Directors) had also been elected in the past (January 2010) as a member of the Bank's Board of Directors, Mr. Alexandros Tourkolias (CEO) was already a member of the Board of Directors and Deputy CEO since November 2010, as well as a member of the Executive Committee since 2006 (previously and for 15 years holding several managerial positions in NBG), while Mr. Petros Christodoulou (sole Deputy CEO) was recently General Manager of International Activities and also NBG Group Treasurer since 1998. All the above are eminent members of the Greek business community and society (also refer to their curricula vitae below).

Evaluation of the Chief Executive Officer, the Board of Directors and the Board Committees

        The performance of the Bank's Chief Executive Officer and the executive members of the Board of Directors is evaluated, on an annual basis, by the non-executive members of the Board of Directors in accordance with specific procedures that are described in detail in the Corporate Governance Code. Furthermore, on an annual basis, the Board of Directors conducts an annual effectiveness evaluation of its operations and its Committees' operations, based on a methodology developed and approved by the Corporate Governance and Nominations Committee. Every three years, the evaluation is carried out more profoundly by an external consultant whose selection and oversight are the responsibility of the Corporate Governance and Nominations Committee. In the period from December 2011 to January 2012, the Board of Directors, with the assistance of the external consultant, conducted an in-depth assessment of its effectiveness.

Directors Remuneration

        The Board of Directors develops a proposal on the remuneration of its members for the services they provide, which is submitted to the General Meeting. This proposal is developed according to the Bank's Remuneration Policy, the regulations of the Hunan Resources and Remuneration Committee and the Corporate Governance and Nomination Committee of the Board of Directors, as well as industry best practices, in a way that adequately reflects the time and effort the members are expected to contribute to the work of the Board of Directors, while at the same time promotes efficiency of the Board of Directors' operations. The remuneration of the Board's Chairman, the CEO and the Deputy CEO are determined by non-executive members of the Board of Directors.

        Moreover, pursuant to para. 3c, article 1 of Law N. 3723/2008 and para. 3b, article 10 of Law 3864/2010, the representatives of the Greek Government and HFSF can, amongst others, veto the decision making process of the Board of Directors in relation to dividend appropriation and remuneration of the Chairman of the Board of Directors and Board members, the CEO, the Deputy CEO as well as, the General Managers and Deputy General Managers.

        Regarding, specifically, the executive members of the Board of Directors, the Bank has adopted a Policy for the determination of their remuneration within the broader context of determining senior executives' remuneration so as to promote meritocracy and create a performance based mentality. The Bank's Remuneration Policy was adopted by the Board of Directors on September 30, 2010, following the recommendation of the Human Resources and Remuneration Committee. The Policy is in accordance with the Management Act no. 7/ June 9, 2010 of the Department for the Supervision of Credit and Financial Institutions of the Bank of Greece, the recommendations of European statutory bodies and the international best practices. In June 2012, this Policy was updated to become fully aligned to the provisions of the new Bank of Greece Governor's Act 2650/ January 19, 2012, which supersedes the abovementioned Management Act No 7/ June 9, 2010. It is noted that in 2012 no variable remuneration was awarded to the Chairman and the executive members of the Board of Directors, while the remuneration of the non-executive Board members did not include bonuses, in accordance with the Remuneration Policy of the Bank.

Continuous education and training of Directors

        The Bank informs the Board members about current corporate governance, risk management, compliance, financial and accounting issues. For the new Board members, the Bank provides a comprehensive briefing about, among others, the structure and operations of the Bank, as well as the rights and obligations of Board members.

Board of Directors Structure

        The current Board of Directors, whose term expires in 2016, was elected (with the exception of the Hellenic Republic Representative pursuant to Greek Law 3723/2008 and the HFSF representative pursuant to Greek Law 3864/2010 respectively) by the second Repeat Extraordinary General Meeting of Shareholders held on November 23, 2012 and was constituted as a body in its November 23, 2012 meeting.

        The current Board of Directors of the Bank is composed of two executive members, and 11 non-executive members, of whom at least two must be independent in accordance with the provisions of Greek Law 3016/2002, and two of whom are the Hellenic Republic's representative pursuant to Greek Law 3723/2008 and the terms of our participation in the Hellenic Republic Bank Support Plan and the HFSF's representative on the Bank's Board of Directors pursuant to Greek Law 3864/2010, respectively. The quorum for a Board of Directors meeting is a majority of all Directors. Resolutions are adopted by majority vote of those present and those who have submitted proxies. Each Director has one vote but may also represent one other Director by proxy.

        The following table sets forth, for each of our current Directors, their names, activities and the dates on which their respective terms began:

Name	Activities	Start of Term
George P. Zanias	Chairman of the Board and non-executive member	November 23, 2012
Executive Members
Alexandros G. Tourkolias	CEO	November 23, 2012
Petros N. Christodoulou	Deputy CEO	November 23, 2012
Non-Executive Members
Ioannis C. Giannidis	Professor, University of Athens Law School, and Legal Counselor	November 23, 2012
Stavros A. Koukos	Employees' representative, Chairman of Federation of Greek Banks Employees (OTOE)	November 23, 2012
Efthymios C. Katsikas	Employees' representative	November 23, 2012
Independent Non-Executive Members
Stefanos C. Vavalidis	Ex Member of the Board of Directors, European Bank for Reconstruction & Development	November 23, 2012
Spyridon J. Theodoropoulos	Chief Executive Officer, Chipita S.A.	November 23, 2012
Alexandra T. Papalexopoulou-Benopoulou	Member of the Board of Directors, TITAN Cement S.A.	November 23, 2012
Petros K. Sabatacakis	Economist	November 23, 2012
Maria A. Frangista	Chief Executive Officer, Franco Compania Naviera S.A.	November 23, 2012
Hellenic Republic Representative
Alexandros N. Makridis	President of the Board of Directors & Managing Director of Chryssafidis S.A.	February 26, 2009
Hellenic Financial Stability Fund Representative
Charalampos A. Makkas	Economist	June 11, 2012

        At the meeting of the Board of Directors held on April 9, 2013 HE the Metropolitan of Ioannina Theoklitos submitted his resignation, which the Board accepted.

        During 2012, the Bank's Board of Directors convened 28 times in total.

Greek government influence

        Pursuant to the Bank's participation in the Hellenic Republic Bank Support Plan for the liquidity of the Greek economy as per Greek Law 3723/2008, the Greek Government has the right to participate in the Board of Directors through the appointment of a representative. Mr. Alexandros Makridis was appointed as the Hellenic Republic's representative on the Bank's Board of Directors on February 26, 2009. In certain circumstances, this representative has the ability to veto decisions relating to strategic issues or decisions that could have a material impact on the legal or financial status of the Bank and for which the approval of the General Meeting is required, or decisions referring to the distribution of dividends and the remuneration of NBG's Chairman, Chief Executive Officer, the remaining members of the Board of Directors, the General Managers and the Deputy General Managers under the relevant decision of the Ministry of Finance, or, in case of decisions that the representative considers detrimental to the interests of the depositors or that may materially affect the Bank's operation, without such decision. Furthermore, the representative of the Hellenic Republic has free access to the Bank's books and records, restructuring reports, plans for medium-term financing needs, as well as data relating to the level of funding. See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic's Bank Support Plan".

        Furthermore, in the context of the recapitalization of Greek banks, the HFSF appointed on June 11, 2012 Mr. Charalampos Makkas as its representative in the Bank's Board of Directors, pursuant to Greek Law 3864/2010, art 6.10. Pursuant to Greek Law 3864/2010 and the Presubscription Agreement, the HFSF's representative has the following powers:

        (a)   to call the General Meeting of Shareholders of the Bank;

        (b)   to veto any decision of the Bank's Board of Directors:

              i.  regarding the distribution of dividends and the remuneration policy concerning the Chairman, the CEO and the Deputy CEO and the other members of the Board of Directors, as well as the General Managers and the Deputy General Managers; or

             ii.  where the decision in question could seriously compromise the interests of depositors, or impair the Bank's liquidity or solvency or its overall sound and smooth operation (including business strategy, and asset/liability management);

        (c)   to request an adjournment of any meeting of the Bank's Board of Directors for three business days in order to get instructions from the HFSF's Executive Committee, following consultation with the Bank of Greece;

        (d)   to request the convocation of the Board of Directors of the Bank;

        (e)   to approve the appointment of the Chief Financial Officer of the Bank;

        (f)    to participate in the meetings of the Audit Committee, the Risk Management Committee, the Human Resources and Remuneration Committee and the Corporate Governance and Nomination Committee of the Bank, as well as, the committee the Bank is obliged to establish with a responsibility of supervising the implementation of the recapitalization plan which will be approved by the HFSF and the EU;

        (g)   to include items in the agenda of the meetings of the Board of Directors of the Bank and of the committees in which the HFSF's representative participates; and

        (h)   to be informed monthly by the Executive Committee of the Bank about all transactions that have a material impact and have not been discussed by the Bank's Board of Directors and the committees in which the HFSF's representative participates and to receive the agenda and the minutes of the Executive Committee and the Strategy Committee regarding decisions on transactions having a material impact.

        Furthermore, by virtue of the Presubscription Agreement, the Bank's statutory auditors have to be agreed to by the HFSF.

        Apart from their above representatives and the rights of the Hellenic Republic as a shareholder, both the Hellenic Republic and the HFSF do not have other powers or control over the appointment of any other member of the Bank's Board of Directors.

Monitoring Trustee

        The Monitoring Trustee is responsible for the compliance of the Bank with Greek Company Law 2190/1920 on the sociétés anonymes, the corporate governance provisions and in general the banking regulatory framework, and monitors the organizational structure of the Bank in order to ensure that the internal audit and risk management departments of the Bank are fully independent from commercial networks. In order to fulfill the above role, the Monitoring Trustee has the right to attend the meetings of the Audit Committee and Risk Management Committee of the Bank as an observer, review the annual audit plan and may require additional investigations, receive all reports emanating from internal control bodies of the Bank and be entitled to interview any auditor. Furthermore, the Monitoring Trustee monitors the commercial practices of the Bank, with a focus on credit policy and deposit policy. Accordingly, the Monitoring Trustee has the right to attend the meetings of the credit committees of the Bank as an observer, and monitor the development of the loan portfolio, the maximum amount that can be granted to borrowers, the transactions with related parties and other relevant matters. The Monitoring Trustee also has access to all the relevant credit files and the right to interview credit analysts and risk officers. Furthermore, the Monitoring Trustee monitors the management policy of legal cases of the Bank. As a result, our Management's discretion is subject to further oversight and certain decisions may be constrained by powers accorded to the Monitoring Trustee.

        In the context of overseeing the implementation of the restructuring plan of the banking sector, and specifically, the implementation of any other commitments undertaken by the Greek Government relating to the Bank's operations, Grant Thornton has been appointed as "Monitoring Trustee" with the aim to ensure the compliance of the Bank with the aforementioned commitments.

  Curricula vitae of our Management

        Below are the curricula vitae of the Chairman, the Chief Executive Officer and the Deputy Chief Executive Officer, as well as those of the principal managers of various business lines of the Bank.

Chairman

        George Zanias, born 1955, was appointed non-executive Chairman of the Board of Directors of the NBG in July 2012. He is also the Chairman of the Hellenic Bank Association and a Professor of Economics at the Athens University of Economics and Business. From May to July 2012 he served as the Minister of Finance, and prior to that (and from November 2009) he held the position of the Chairman of the Council of Economic Advisors. He was also Director on the Board of Directors of the Bank from 2010 to 2012. He was a member of the Economic and Financial Committee (EFC) of the EU and of the Euro Working Group of the Eurozone (2009-2012). He has served as the Chairman of the Department of European and International Economic Studies of the Athens University of Economics and Business (1996-1998, 2004-2008), the Chairman and Scientific Director of the Centre of Planning and Economic Research (KEPE)—The National Economic Institute—(1998-2001) and the General Secretary of the Ministry of Economy and Finance (2001-2004). Moreover, he was a Director on the Board of Directors of the EFSF (2010-2012), the Hellenic Exchanges (EXAE) (2000-2001), and the General Bank of Greece (1996). He has also served as Governor to the IMF (2012), the Black Sea and Development Bank, and as Alternate Governor of the EBRD (2001-2004). He holds a Doctorate (D.Phil.) from Oxford University and has also studied economics at the Athens University of Economics and Business and at the University of Reading (UK).

Chief Executive Officer

        Alexandros Tourkolias, born 1946, was appointed Chief Executive Officer of the NBG Group in June 2012. Since November 2010, he was Deputy Chief Executive Officer and an executive member of the NBG Board of Directors. He was also a member of the NBG Group Executive Committee since September 2006. He is Chairman of the NBG Group Executive Committee and the Executive Credit Committee and member of the Risk Management Committee, the Strategy Committee as well as Chairman of the International Corporate Credit Committee (ICCC) of the NBG Group. He is a honorary member of the Board of Directors of the American Hellenic Chamber of Commerce, the Chairman of the Association of Banking and Financial Executives of Hellenic Shipping and a board member of the Piraeus Association for Maritime Arbitration. From 2004 to 2010, he held the position of General Manager of Corporate and Investment Banking at the NBG Group, while in 2002 he was appointed General Manager of the Bank's Shipping Division. In 1997, he joined NBG as Manager of the Shipping Division. From 1989 to 1997, he held the position of Head of Shipping Financing and Assistant General Manager for Greece at Bank of Nova Scotia. During the years 1977-1988, he worked at Bank of America initially as Shipping Credit Officer in the Piraeus branch, and thereafter as Vice President, based in London, with responsibility of shipping financing for London, Monte Carlo and Geneva and finally as Vice President in charge of Shipping Centre in Piraeus. He holds a BA in Political Sciences and Business Administration from Panteion University, a BA in Political Sciences and Public Administration from the Law School of the University of Athens, a Post Graduate Diploma in Shipping Administration, Marine Insurance and Maritime Law, as well as a MPhil in Shipping Economics (Maritime Studies Department) from the University of Wales (UK).

        Apostolos Tamvakakis, the former CEO, resigned as a member of the Board at the meeting held on June 28, 2012.

Deputy Chief Executive Officer

        Petros Christodoulou, born 1960, was appointed Deputy Chief Executive Officer of the NBG Group in June 2012. Since that time he has also been a member of the NBG Group and Hellenic Banking Association Executive Committees. In September 1998, he joined NBG and until January 2010 he held the position of NBG Group Treasurer. In February 2010 he was appointed General Manager of the Public Debt Management Agency (PDMA). He started his career in banking in 1985 with Goldman Sachs in London, as Head of Money Markets Trading and from 1989 to September 1998 he served in several managerial positions with J.P. Morgan in London, initially as Vice President and later as Managing Director of Emerging Markets. He participates as Chairman or member in the following Committees of NBG Group: the ALCO Committee, the Risk Management Committee, the Crisis Management Committee, the Disclosure and Transparency Committee, the Advertising Committee, the Procurement Committee and the Strategy Committee. Mr. Christodoulou serves as a Chairman on the Board of Directors of Astir Palace, and as a member on the Board of Directors of Hellenic Exchanges. He holds a Master in Business Administration (MBA) from Columbia University in New York with specialization in Finance and Global Markets and a Bachelor of Commerce from the Athens University of Economics and Business.

        Anthimos Thomopoulos resigned as a member of the Board at the meeting held on August 8, 2012.

Key Management of major subsidiaries

        Dr. Omer A. Aras, born 1954, is Chairman and Executive Member of Finansbank A.S. and Chief Executive Officer of the Finansbank Group. Dr. Aras graduated from the Academy of Economic and Commercial Sciences, Department of Economics, in 1975. He received an MBA in 1978 and a PhD in Business Administration in 1981 from Syracuse University. Over the next three years, he was a faculty member at the Business Administration Department of Ohio State University, and worked as a consultant. Between 1984 and 1987, he served as Credit Marketing Manager and Credit Committee Member at Citibank, and worked as the Head of Yapi Kredi Securities. Dr. Aras participated in the founding of Finansbank in 1987, and served as an Assistant General Manager for two years and as the General Manager for six years and as an Executive Board Member of Finansbank and Vice Chairman of Fiba Holding from 1989 to 2006. Between 2003 and 2007 he held the Board Member position in TUSIAD (Turkish Industrialists' Businessmen's Association). Dr. Aras served as Vice Chairman of Finansbank A.S. and Group CEO of Finansbank Group of Financial Companies (Finans Leasing, Finans Invest and Finans Portfolio Asset Management) between November 2006 and April 2010. Dr. Aras was appointed as Chairman of the Board of Directors in April 2010. He is also Chairman of Finans Pension and Member to Board of Trustees of Mother Child Education Foundation (AÇEV), Hüsnü Mustafa Özyegin Foundation (HMÖ) and Özyegin University.

        Yannis Katsouridis, born 1967, has been the Chief Executive Officer of EH, since November 2010. Before taking this position, Mr. Katsouridis was the Chairman of the Board of Directors and CEO of NBG Securities from 2003 to 2007. Mr. Katsouridis holds a B.A. (Economics) from the University of Athens and an MSc in Money, Banking and Finance from University of Birmingham. Mr. Katsouridis is Chairman of the Board of Garanta, National Insurance Brokers, Ethniki Insurance (Cyprus) Ltd and Ethniki General Insurance (Cyprus) Ltd, and member of the Board of Directors of Petros Petropoulos.

        Marinos Vathis, born 1957, has been the President of the Executive Board of Vojvodjanska since July 2010. He started his career in banking in 1986 with Midland Bank/HSBC in Corporate and Investment Banking. From 1997 to 2002, he served in several managerial positions with Egnatia Bank, initially as Head of Corporate Banking and later as Head of Consumer and Retail Banking. In 2002, he joined NBG and served as General Manager of French operations until 2005 and as General Manager of the UK operations from 2005 to 2007. Between 2007 and 2010, he served as Director of the NBG Group, International Corporate. He was the Member of the Board of Directors of Egnatia Securities from 1997 until 2002. Between 2005 and 2010, he served as a Board Member in the Association of European Banks in the UK, representing Greece. He was appointed as President of the Board of Directors of NBG Leasing d.o.o. in Belgarde in May 2012. He has also actively participated in several organizations in the past two years as a Member of Hellenic Business Association Serbia and Foreign Investors Council. He holds a BA from the City of London Polytechnic, a Postgraduate Degree in Monetary Economics from Kent University and a Postgraduate Degree in Business Finance from Reading University.

        Stilian Vatev, born 1956, is the Chairman and a member of the Board of Directors and an acting Chief Executive Officer of UBB. He joined UBB in 1993 after serving in several managerial positions at the National Bank of Bulgaria. He is also a member of the Board of Directors of Interlease AD, Interlease Auto AD, UBB Asset Management AD, UBB Insurance Broker EOOD and Bankservice Borika AD. Mr. Vatev is the Chairman of the Management Boards of UBB—ALICO Life Insurance Company AD and UBB—AIG Insurance Company AD and is a member of the SEE Regional Advisory Board of MasterCard—Europe and Plenary Member of the European Payment Council. Mr. Vatev holds an MA in Finance and Credit from the University for National and World Economy, Sofia, Bulgaria and has attended several banking related programs in the United Kingdom, Switzerland and Japan.

        Nicholas Beis, born 1952, is the Managing Director of NBG Cyprus since April 2010 and a member of the Board of Directors since March 2010. During his career, he has held several managerial positions like General Manager and Executive Board Member at Emporiki Bank, General Manager at Piraeus Bank, Corporate Manager at ABN AMRO Bank NV, Athens and Relationship Manager at Barclays Bank PLC, Athens. Mr. Beis holds a Bachelor in Economics from Kapodistriakon Athens, University, a Bachelor of Science in Business Economics from New York Institute of Technology and a Master of Arts in Quantitative Economics from New York University, New York, USA.

        Marinis S. Stratopoulos, born 1964, has been appointed the Chief Executive Officer and Deputy Chairman of the Board of Directors of Banca Romaneasca since August 2010. Until the new Chairman Board of Directors is approved by National Bank of Romania, he retains the position of Interim Chairman of the Board of Directors. He has also been appointed as the Chairman of the Board of Directors of NBG Leasing IFN and as a member of Board of Directors of Garanta and NBG Securities Romania. In Banca Romaneasca he is also Chairman of the Executive Committee, Credit Committees, ALCO and Loan Monitoring Committee. He started his career in banking in 1993 in Xiosbank and then served in several managerial positions in Piraeus Bank Group, Egnatia Bank Romania, Egnatia Bank, National Bank of Greece a.d. Beograd and as President of the Executive Board of Vojvodjanska since 2007. In parallel to his banking career, he worked from 1993 to 2000 as a part-time instructor in Accounting, Mathematics of Finance, Business Administration and Business Finance at the American College of Greece. He holds a Deck Officer Diploma from the Merchant Marine, a BSc in Business Administration from the American College of Greece and an MSc from the University of Lancaster.

        Konstantinos Bratos, born 1956, has been the Chairman of NBG Malta Holdings Ltd and NBG Bank Malta Ltd since 2009, of NBG Albania since 2012 and Chairman of the Supervisory Board of NBG Egypt since 2012. He is also Board Member of UBB, Vojvodjanska and Stopanska Banka. He was appointed Manager of International Activities Division at National Bank of Greece in April 2012. From 2010 to April 2012, he held the position of Executive Manager for Corporate & Business Banking at UBB. From 2005 to 2010 he was Manager of International Network Division A' at NBG. From 2002 to 2005 he held the position of Second General Manager at Stopanska Banka. From 1992 to 2002 he also served as Deputy Manager at the NBG branch in Boston and after that he became Manager at the NBG branches in Belgrade, Sofia and Bucharest. From 1984 to 1992 he worked in the Audit Division at NBG which he joined in 1975 and until 1984 he worked in the branch network of the Bank. Mr. Bratos holds a BSc in Economics from the University of Piraeus, as well as a MSc in Economic Management, specialization in Marketing Management from Burgas University (Bulgaria).

        Cenk Kahraman, born 1975, is the Managing Director of NBG Bank Malta Ltd since 2008. He started his banking career in 1998 in Finansbank Turkey where he worked in different departments in the Finansbank Group. In 2005, he was appointed as General Manager in the newly established Finansbank (Malta) Ltd. He is also a Board member in NBG Malta Holdings Ltd., Executive Committee member in the Malta Bankers Association and served as co-chairman of the Malta Banker's Association in 2008-2009. He holds a BSc in Mechanical Engineering from Istanbul Technical University.

        Efstratios Sarantinos, born 1965, has been the Chief Executive Officer of NBG Asset Management since February 2012. He has previously worked as a derivatives trader at Merrill Lynch, Barclays de Zoete Wedd, Citibank N.A. in London and as Counsel at National Bank of Greece and General Manager of Kyprou Asset Management M.F.M.C. He is also a holder of the United Kingdom Investment Management Certificate. Dr. Sarantinos holds a PhD in Computer Science—Artificial Intelligence from the University of London and a BSc (Hons) in Computer Science from the University of Wales.

General Managers

        The General Managers, currently 10 in number, each report to the Chief Executive Officer and Deputy Chief Executive Officer and are responsible for:

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

        The General Managers are as follows:

        Miltiadis Stathopoulos, born 1944, was appointed General Counsel at National Bank of Greece in February 2010, while in July 2012 he was also appointed General Manager of Corporate Governance. He is a Member of the Bank's Executive Committee and attends the meetings of the Board as legal counsel. Mr. Stathopoulos is a member of the Legal Committee of the Hellenic Bank Association and a founding member of the Banking and Stock Exchange Law Society, on the committee of which he also serves. From February 2013 he is a member of the Council of National Bequests. He is also Vice Chairman of the Boards of Directors of Ektenepol, Ethniki Kefalaiou and NBGB and member of the Board of Directors of Larco and Astir Palace. He participates in NBG's Legal Council, all the Board Committees (Corporate Governance & Nominations, Human Resources & Remuneration, Risk Management, Strategy and Audit), the Bank's Credit Committees and its Supreme Disciplinary Council. In addition, he is Vice Chairman of the Crisis Management Committee and the Disclosure & Transparency Committee, as well as Chairman of the AML/CFT Committee. From 1998 to 2010 he was Director of Legal Services at National Bank of Greece. In 1995 he was appointed Director of Legal Services at National Mortgage Bank until 1998 when National Mortgage Bank merged with NBG. For a number of years he was Vice Chairman and Board member of the brokerage firm DELPHI. He has been a lawyer since 1970 and has published in leading law journals. Mr. Stathopoulos holds a Bachelor's degree from the Law School of the Aristotle University of Thessaloniki.

        Andreas Athanassopoulos, born 1966, was appointed General Manager of Retail Banking at National Bank of Greece in April 2011. He is a member of the Executive Committee. He is currently leading the Mortgage, Consumer Credit, Card Issuing and Acquiring, SBL, Investment Products and Deposits, Corporate Key Account Services. He holds a Bachelor of Science in Applied Mathematics from the University of Patras, a Master's of Science in Statistics and Operational Research from the University of Essex, a PhD in Management Science from the University of Warwick and a Post-Doc from London Business School. He has worked as a professor at Warwick University (1991-1996) and at ALBA Graduate School. Before joining the Bank he served as a Director of Marketing in Piraeus Bank and in Eurobank as a Deputy General Manager of Small Business Banking. He is Board member of NBGB, Board member of Hellenic Ombudsman for Banking Investment Services and Chairman of NBG Asset Management. He is a member of the EFMA, the Institute for Operations Research and the Management Sciences (INFORMS) and an honorary professor at Warwick Business School.

        Dimitrios Dimopoulos, born 1947, is the General Manager of Corporate Banking in National Bank of Greece since February 2008, Chairman of the Board of Directors of EH since July 2012 and Member of the Board of Directors of Eurobank since March 2013. He joined National Bank of Greece in 1975. He served as Director of the Large Corporate Division and was involved in corporate financing as well as project financing of investments in infrastructure, energy and tourism sectors. He is Vice Chairman of Ethniki Leasing and member of the Board of Directors of NBG Securities, Astir Palace and Ethniki Factors. He is also permanent representative of the Bank at the Board of Directors of the Athens Chamber of Commerce and Industry. Mr. Dimopoulos holds a Bachelor's degree in Economic and Political Sciences from the Aristotle University of Thessaloniki and a postgraduate degree in Economics from the University of East Anglia, United Kingdom.

        Paul Mylonas, born 1958, was appointed General Manager of Strategy and International Activities in July 2012. He joined NBG Group in 2000. From April 2004 to December 2010, he was General Manager of Strategy and Research, Chief Economist of the Group and Head of Investor Relations. His responsibilities were broadened in December 2010, when he became General Manager of Strategy and Governance. Among others, he is a member of the Executive Committee and a member of ALCO. Mr. Mylonas is Chairman of the Board of Directors of Vojvodjanska and second Vice Chairman of the

Board of Directors at EH and serves on the Boards of Directors of Finansbank, Astir Palace, NBG Asset Management, NBG Securities S.A and UBB. He is also a member of the Board of Directors of Eurobank. Moreover, he is a member of the Economic Advisory Board of the Hellenic Banks' Association. Before joining the Bank, he worked as Senior Economist in the Economics Department of the OECD (1995-2000) and the IMF (1987-1995) and taught at Boston University (1985-1987). Mr. Mylonas holds a Master of Arts and PhD from Princeton University and a BSc from Brown University.

        Michael Oratis, born 1957, is the General Manager of the Group Risk Management at National Bank of Greece since 2004. Before joining the Bank in 1999, he worked for Midland Bank, Bank of America, ABN AMRO Bank, Mytilinaios and Citibank as Country Treasurer. He is member of the Boards of Directors of NBG Asset Management, Finansbank, SABA and NBG Staff Self Insurance. Among others, he is member of the Disclosure and Transparency Committee, ALCO, the IT Steering Committee and the Provisions and Write Off Committee of NBG. He holds a BSc in Chemical Engineering from National Technical University of Athens, an M.S. in Industrial Engineering from Columbia University and an MBA in Finance and International Business from New York University.

        Nelly Tzakou-Lambropoulou, born 1962, is General Manager, Group Head of Operations, Business Processes & IT at National Bank of Greece since December 2012. Since July 2007 she was General Manager, Group Head of Operations & Global Transaction Services at the Bank. She is responsible for the Group Operations, Business Processes, IT, e-Business & Alternative Channels and Group Head of the Global Transaction Services. She is Vice Chairman of the Board of Directors at Dias (Greek ACH), and NBG Securities. She is member of the Board of Directors of Ethniki Factors S.A and Ethnodata. Moreover, she is a member of the Euro Banking Association (EBA-Paris) and SEPA High Level Meeting (ECB), a Council Member of the European Financial Management Association (EFMA) Operational Excellence Advisory Council as well as a member of "Junior Achievement Greece". Before joining the Bank, Mrs. Tzakou worked at Eurobank between 1990 and 2007, where she held the position of General Manager, responsible for Group Operations and the Global Transaction Services business unit. Mrs. Tzakou holds a Bachelor's Degree in Economics from the University of Piraeus and an MBA from the University of Wales & Manchester Business School.

        Dr Aristotelis Karytinos, born 1956, is the General Manager of Real Estate of the National Bank of Greece. He is also CEO of NBG Pangaea and Ektenepol, Chairman and CEO of NBG Property Services, Hellenic Tourist Constructions, Kadmos, Dionysos, Mortgage Tourist Protypos, Grand Hotel Summer Palace S.A, Ethniki Ktimatikis Ekmetalefsis, Chairman of Pronomiouhos Genikon Apothikon Hellados, Aktor Facility Management, Vice Chairman of Propindex and a member of the Board of Directors of Eurobank Properties REIC, Dipli Anaplasi and Astir Palace. He possesses long standing experience in banking and investment through key positions both in the public and the private sectors. Before joining NBG, he held senior positions within Eurobank Group, including Head of Group Real Estate, Head of Mortgage Lending and CEO of Eurobank Properties REIC. Dr A. Karytinos holds a degree (BSc) in economics from the University of Athens, a master's degree (MSc) in urban economics from Pantion University and a doctorate (PhD) in finance from the University of Warwick.

        Leonidas Fragkiadakis, born 1966, is the General Manager of Treasury and Global Markets of the National Bank of Greece. He is a member of the Board of Directors of NBG Securities and the Chairman of the Hellenic Chapter of Forex Club/ACI. He is a member of the Committee of Primary Dealers Supervision & Control. Moreover, he is a member of ALCO. He obtained his Bachelor's Degree in Economics from Trinity College, Cambridge University and his MBA from the Wharton School of the University of Pennsylvania. Prior to joining the Bank, he was employed by Credit Suisse First Boston, New York.

        Marianna Politopoulou, born 1969, has been the General Manager of Group Retail Collections since July 2010. She has been extensively involved in the fields of finance, marketing and strategy for banks and corporations in Greece and abroad. Before joining the Bank, she held senior positions including Head of e-Banking/Private Banking at Credit Agricole Luxembourg, General Manager at Eurolease and CEO at Eurobank-FPS. She holds a MSc in Civil Engineering from the National Technical University of Athens with distinction and an MBA from the Wharton School, University of Pennsylvania.

        Damianos Charalampidis, born 1964, was appointed Chief of Operations at National Bank of Greece in September 2012. He participates in the Executive Committee of NBG and is the Chairman of the Business Processes, IT & Technical Portfolio Projects Approval Committee and the IT Steering Committee of NBG. He is also a member of the Integration Steering Committee between NBG and Eurobank. Moreover, among others, he is member of the Crisis Management Committee. He is also a member of the Institute of Electrical and Technical Engineers Board of Directors. From May 2009 to August 2012, he was the Chief Operating Officer at Vodafone Hellas. During 2005-2009 he joined Wind Hellas as Chief Commercial Officer, while later he assumed the responsibilities of the Chief Operating Officer. From 1998 until 2005 he worked at Cosmote as a Product and Services Manager and then he assumed the General Management of the sector. He started his career in 1991 at Intracom in the division of Research & Development and Marketing and Sales later. He holds a BSc in Electrical and Electronic Engineering from John Moores University in Liverpool as well as an MSc in Digital Electronics from the University of Manchester Institute of Science and Technology (UMIST).

        Charalampos Mazarakis, the Chief Financial Officer resigned from his position on June 28, 2012.

Deputy General Managers

        Ioanna Katzilieri-Zour, born 1961, was appointed Deputy General Manager in Group Communications and Marketing in December 2012. She is a member of NBG Group Marketing Committee. She joined the Bank in 2006 as Deputy General Manager in Retail Banking after having served as Deputy General Manager of Strategic Marketing at Eurobank. She has also worked for Millennium Bank as Deputy General Manager, responsible for various divisions including Branch Network, Mortgage Lending, Alternative Channels and Marketing (1999-2004). She has also served as Marketing Director in Wind Telecommunications (1998-1999) and Pepsico-Ivi (1995-1998) and started her career working at Procter & Gamble in 1989. She holds an MSc in Economics from the London School of Economics and a BSc in Economics from Bristol University.

        Spiridon Mavrogalos, born 1968, was appointed Deputy General Manager of Group Procurement and Administrative Support in February 2008. He is a certified accountant (ACCA) and holds an MBA in Finance from the University of Nottingham and a BSc in Computer Information Systems from Deree College. Before joining the Bank he served as General Manager of Group Operations in Cosmote Group. He has also worked for six years in Eurobank in their Integration Office, Risk Management and Internal Audit divisions, as well as at ABN Amro Bank N.V. and at KPMG.

        Theofanis Panagiotopoulos, born 1955, was appointed Deputy General Manager in Corporate Banking at National Bank of Greece in May 2008. During the period 2002-2008 he was Director of the Bank's Corporate Lending Department. From 2000 until 2002 he was Head of Business Center for Medium Sized Enterprises, while for the time period between 1998 and 2000 he was Head of Business Center for Small Medium Enterprises. Since 1973, after joining National Bank of Greece, he has worked entirely in the corporate lending sector, in various Bank's branches positions. He is a member of the Board of Directors of Ethniki Leasing, Ethniki Factors, EH and General Cables Company. Mr. Panagiotopoulos holds a Bachelor's degree in Business Administration from the University of Piraeus and has attended several business education seminars, mainly in the Banking Operations field.

        Panos Goutakis, born 1958, is a Deputy General Manager of National Bank of Greece, responsible for Investment Banking and Private Banking and concurrently Chairman and CEO of NBG Securities. Before joining NBG Securities, he was Advisor to the CEO of Piraeus Bank, responsible for strategic planning. Between 1990 and 2009 he served as Managing Director of Morgan Stanley & Co Ltd., Country Head of Greece. Mr. Goutakis holds an MBA from the University of Rochester and a Bachelor's Degree in Business Administration from the Athens University of Economics and Business.

        Telemachos Palaiologos, born 1950, was appointed Deputy General Manager of Security at National Bank of Greece in May 2010. From November 2011 he is Chairman of Ethniki Leasing and member of its Board of Directors. From 1999 to 2009 he served as General Director of Ethniki Leasing. From December 1993 to March 2002 he was member of the Board of Directors of Ethniki Kefalaiou. Before joining the Group of National Bank of Greece he was Chief Executive in leading organizations and enterprises. Mr. Palaiologos holds a Bachelor's degree in Economics from the National and Kapodistrian University of Athens. He also holds Master's degrees in Development Economics from the University of Bath, and in Business Administration from the University of Birmingham.

        Petros Fourtounis, born 1955, has been Deputy General Manager and Group Chief Audit Executive at National Bank of Greece since July 2010. He is a member of the Economic Chamber of Greece and the Institute of Internal Auditors (IIA). He has been extensively involved in the fields of audit, corporate—project financing and international credit. From August 2002 to July 2010, he held the position of Director in the NBG Divisions of Corporate Banking, Structured and International Finance and Group International Credit. During 1984-1999, he worked as Internal Auditor of the Bank. He joined NBG in 1975. He has been a member of the Board of Directors or Executive Credit Committees of several NBG subsidiaries and he was actively involved in the due diligence procedures of foreign bank acquisitions by NBG. Currently he is a member of the Disclosure and Transparency Committee and Crisis Management Committee of NBG. Mr. Fourtounis holds a Bachelor's Degree in Economics from the University of Macedonia, Economic and Social Sciences.

        Dimitris Frangetis, born 1951, holds the position of the Group Chief Credit Risk Officer at National Bank of Greece, having previously been Deputy General Manager of NBG Group International Activities. He is a member of NBG Executive Credit Committee and a Board member of Finansbank. He has served as Managing Director of Piraeus Group International Subsidiaries in Serbia and Albania, General Manager and Board member at Emporiki Bank, General Manager and Vice Chairman at Ionian Bank, Chairman or Board member in a number of Emporiki Group & Ionian Group Subsidiaries and Deputy General Manager at ANZ Grindlays (Greece). Mr. Frangetis is an Athens College graduate and has studied Economics at the University of Athens and at Essex University.

        Nikolaos Christodoulou, born 1965, was appointed Group Chief Information Officer at National Bank of Greece in November 2011. Before joining NBG, he was a Partner at Accenture, the global consulting and technology firm, where he was heading the Management Consulting Unit in Greece. He was also heading the Financial Services Unit in Greece. He is a member of the Association of Chief Executive Officers, a member of Hellenic Management Association and a member of Technical Chamber of Greece. He is also the Chairman of the Board of Directors of Ethnodata and member of the Board of Directors of CosmoOne. Mr Christodoulou holds a Bachelor's degree in Electrical and Computer Engineering from National Technical University of Athens, an MBA from Warwick Business School, UK and a PhD in Decision Systems from National Technical University of Athens. He has also worked as a Research Associate at INSEAD and at the National Technical University of Athens.

        Angelos Katsikas, born 1956, was appointed Deputy General Manager of Business Processes at NBG, in December 2012. He joined NBG in 1975 after starting his career at Branch network in various positions in the Divisions of Business Processes, Branch Network, HR and Housing Loans. From 2006 until December 2012, he was NPL Division's Head of the Corporate Banking Section. He holds a Bachelor's Degree in Economics from the National and Kapodistrian University of Athens, a Master's Degree from the Hellenic National Defense College and he is a member of the Economic Chamber of Greece.

        Panagiotis Georgiou, born 1956, was appointed Deputy General Manager responsible for the NBG Branch Network in December 2012. Among others, he is a member of the NBG Security Committee, Anti-money Laundering Committee and Crisis Management Committee. He is also a member of the Board of Directors of the NBG Training Center and a member of the Personnel Nominations and Personnel Promotions & Transfers Councils. He holds the Certified Fraud Examiner (CFE) accreditation and he is a member of the Association of Certified Fraud Examiners. In 2011 he was also elected as President of the Hellenic Association of Certified Fraud Examiners. He is a member of the Economic Chamber of Athens. Mr. Georgiou has worked for the NBG Group since 1973 and during his career he has held several different positions, both in the Branch Network and Head Offices, at all levels of the Bank's hierarchy. He has extensive experience in all aspects of Internal Audit, but his expertise lies primarily in Fraud Investigations and Special Audits. He also designed and implemented the NBG Fraud Awareness Training Program aiming to promote a Zero tolerance culture to Fraud at the NBG Group. He holds a degree in Business Administration with Postgraduate studies in Banking. He is also a member of the Scientific Committee for the "Postgraduate Level Program in Internal Audit" of National and Kapodistrian University of Athens.

        Andreas Exarhos, born 1954 was appointed Deputy General Manager of Retail Banking in December 2012. He holds a degree in Business Administration from Athens University of Economics and Business and has participated in many seminars held in Greece and at overseas Universities, such as City University and INSEAD. Mr Exarhos joined National Bank of Greece in March 1978. He has worked and served as Manager in several Full Banking branches and given presentations on trade finance in various seminars held by the National Bank of Greece and the Hellenic Bank Association.

        Vassilis Mitrakos, born 1952, was appointed Deputy General Manager responsible for matters of Social Security for the Insurance Fund of the National Bank of Greece Personnel in December 2012. Since July 2009 he has been serving as the acting Director of the Insurance Fund of National Bank of Greece Personnel. From June 2004 to July 2009 he was responsible for matters of Public Relations of the Bank. Between the years 2001 and 2006 he served as the Vice Chairman of the Mutual Health Fund of National Bank of Greece Personnel (T.Y.P.E.T.). Between the years 2004 and 2007 he served as a Board member of the Onassis Cardiac Surgery Center (O.C.S.C.). He has also served as a member of the Administration of the Greek Chamber of Economics, a Board member of the Federation of Greek Mutualities (O.A.T.Y.E.) as well as a member of the Parnassus Literary Society. Since he joined the Bank in 1978 he has worked in various positions in both the Branch Network and Administration. He holds a bachelor's degree in Business Administration from the University of Piraeus and a master's degree (MSc) in Management from the National School of Public Health. He has also participated in many training seminars on Banking and Social Security.

        Anthony Antonopoulos, born 1955, was appointed Deputy General Manager of Human Resources at National Bank of Greece in December 2012. From 2008 to 2012 he held the position of Director and Section Head of the Division of Centralized Operations of the Bank. From 2002 to 2008 he served as Bank's Regional Branch Director for the Peloponnese area. Since he was first employed by the Bank in 1973, he has worked in many branches as Deputy Manager and Manager. He is a graduate of the Thessaloniki University of Economics and he has participated in many training seminars on a wide variety of banking related issues.

        Panagiotis Chatziantoniou, the Deputy Chief Financial Officer resigned from his position on April 26, 2013.

B.  Compensation

        During 2012, total remuneration to the Bank's Board of Directors, General Managers, members of the Executive Committees and the Group's key management amounted to EUR 16.8 million.

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

C.  Board Practices

NBG's Corporate Governance Code

        The Bank's corporate governance framework is governed by the requirements of the Greek legislature (mainly the provisions of Greek Law 3016/2002, the decision of the board of directors of the HCMC no 5/204/2000, as currently applicable, Greek Law 3693/2008 and Greek Law 3873/2010), the decrees of the HCMC and the Bank's Articles of Association and regulations. The Bank, being listed on the New York Stock Exchange (NYSE), is also subject to the U.S. legal and regulatory framework (Sarbanes Oxley Act), the U.S. Securities and Exchange Commission ("SEC") decrees and the NYSE regulations.

        In February 2006, the Bank's Board of Directors adopted a framework that describes the Bank's corporate governance structure and policy. This framework was based on international best practices and fosters continuity, consistency and efficiency in the modus operandi of the Board of Directors and the governance of the Bank and the Group. The Corporate Governance Code, which was adopted by the Bank's Board of Directors in March 2011, results from the provisions of the corporate governance framework and specifically defines:

  •
  The purpose, key duties and responsibilities of the Board of Directors;

  •
  The structure and modus operandi of the Board of Directors and the Board Committees;

  •
  The process for the performance evaluation of the Board of Directors;

  •
  The required qualifications and independence criteria of the Directors;

  •
  Directors' orientation and continuing education of newly appointed Board members;

  •
  The Directors' election process;

  •
  The Directors' rights and obligations;

  •
  Potential conflict of interest situations;

  •
  The approval and disclosure of Director's compensation;

  •
  Relations with the Bank's Shareholders

        The Bank, in keeping abreast of the international developments in corporate governance issues, continuously updates its corporate governance framework and consistently applies the principles and rules dictated by the Corporate Governance Code, focusing on the long-term protection of the interests of its depositors and customers, shareholders and investors, employees and other stakeholders.

        The Bank has adopted the Corporate Governance Code and provides explanations for any exceptions identified in accordance with the "comply or explain" principle of the above-mentioned laws.

        The Corporate Governance Code is available on the Bank's website: www.nbg.gr (section: The Group / Corporate Governance / Regulations & Principles).

NBG's Corporate Governance Practices

        Corporate Governance describes the principles and regulations that govern the relations amongst the Bank's Shareholders, Management and stakeholders. The Bank aims at attaining corporate governance excellence, enhancing its risk management framework, complying with the national and international legal and regulatory framework and being aligned with the international banking standards. Hence, the Bank has adopted, in addition to the Corporate Governance Code, a number of corporate governance policies and practices, which are aligned with its activities and ensure the transparency and effectiveness of its operations.

        The Bank has implemented the following key corporate governance policies and practices over and above the legal requirements:

Directors' Nomination Policy

        In line with international best practices, the nomination of Directors should be executed in such a way as to ensure meritocracy and the increase of the long-term share value. This nomination responsibility has been assigned to the Board's Corporate Governance and Nominations Committee. This Committee has been entrusted with the evaluation of the Board of Directors' needs as well as with the identification of those characteristics that warrant the best composition profile for the Board of Directors, as per the Directors' Nomination Policy. Upon recommendation of the Committee, the Board of Directors approves the Committee's recommended nominations and submits a relevant proposal to the General Meeting of Shareholders. The Shareholders have the right to nominate, at will, additional candidates.

        The Directors' Nomination Policy was based on the Corporate Governance Code and the Corporate Governance and Nominations Committee Charter and was approved by the Bank's Board of Directors (meeting no. 1379/ May 29, 2009).

Conflict of Interest Policy for Senior Executives

        The Conflict of Interest Policy for Senior Executives aims at enhancing the Bank's Internal Controls System, as well as preventing and managing potential conflicts of interest between the Bank and its Senior Executives, that may have an adverse impact on the reputation and interests of the Bank, its clients, Shareholders and employees.

        The Conflict of Interest Policy assigns specific roles and responsibilities to the Chief Executive Officer, the Bank's Board of Directors, the Audit Committee and the Group Compliance Division with respect to its implementation and monitoring. The Policy is aligned to the Bank's Articles of Association, the Code of Ethics and the Corporate Governance Code. A summary of the main provisions of the Policy has already been included in the Corporate Governance Statement included in the Annual Report for the year 2010, which is available on the Bank's website www.nbg.gr (section: The Group / Investor Relations / Annual Reports and Offering Circulars).

Code of Ethics

        On November 26, 2006, the Bank's Board of Directors approved a Group Code of Ethics (the "Code of Ethics"), which sets out the core principles and values underlying its internal regulations and policies and the conduct of its employees.

        The Code of Ethics has been formulated on the basis of the fundamental values that the Bank upholds in its business activities and the provisions of the national and international legislation which, accordingly, concern management and employees throughout the Bank and its Group.

        The Code of Ethics applies to all Management and employees of the Bank and the Group, including Independent Associates and Consultants.

        The Code of Ethics is available on the Bank's website www.nbg.gr (section: The Group / Corporate Governance / Regulations & Principles).

Code of Ethics for Financial Professionals

        The Bank's Board of Directors, in compliance with the U.S. legal and regulatory framework and the decrees of SEC, from February 2004 has approved a separate Code of Ethics for Financial Professionals, which stipulates the fundamental ethical obligations which are binding for:

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

        The Code aims at preventing situations where conflict of interest may arise where the interests of the Covered Persons are not aligned with those of the Bank and the Group, as well as in the cases of unauthorized disclosure of confidential information obtained or created in connection with the Covered Persons' duties. Furthermore, it stipulates that the information contained in public announcements and in official reports and documents are complete, accurate, timely and comprehensive, and that all such information is presented in accordance with applicable rules and regulations.

        The Code of Ethics for Financial Professionals was updated during 2012 to further reinforce the current framework, which the Bank had adopted for the proper and effective implementation of Corporate Governance framework, aligning it with the current organizational structure and in accordance with international best practices.

        The Code of Ethics for Financial Professionals is available on the Bank's website www.nbg.gr (section: The Group / Corporate Governance / Regulations & Principles).

Insurance Cover for members of the Board of Directors of the Group companies

        According to the Corporate Governance Code, the Directors have the right to full insurance coverage against legal or other risks related to their duties within the Bank. Accordingly, the Bank has entered into a multi-insurance contract in order to cover the civil liability of the Directors and Executives of all the Group entities, the civil liability for claims against the Bank arising from negligence, error or oversight by Executives and employees and damages arising from fraud, including electronic fraud.

Whistle blowing Policy

        The Bank, in compliance with the U.S. legal and regulatory framework and the decrees of SEC as well as the relevant provisions of the Bank of Greece Governor's Act 2577/March 9, 2006, as currently in force, has implemented a Whistle Blowing Policy for the submission of confidential reports by any party, whether anonymously or not. These reports mainly relate to behaviours employed by the Bank's and the Group's Executives and employees that raise concerns for irregular or illegal actions related to accounting and auditing matters, which are inconsistent with the international practices and regulations.

        These reports are directly received by the Bank's Audit Committee, which ensures they are kept confidential and classified and that the whistleblowers remain anonymous. With this policy, the Audit Committee's function is enhanced as the Committee holds the overall responsibility for the development and establishment of this Policy, the supervision of its implementation and the monitoring of the investigations and the progress of corrective actions.

        The Bank's website www.nbg.gr (section: The Group / Corporate Governance / Contact Information / Contact Audit Committee), provides the Audit Committee's contact information for the submission of confidential reports.

Bank and Group Anti-Bribery Policy

        In order to be fully compliant with the current legal and compliance framework and in accordance to international best practices and guidelines, following a decision of the Board of Directors, the Bank has adopted a Group Anti-Bribery Policy.

        This Policy aims to further enhance the current corporate governance procedures of the Bank and Group, and in particular, the current framework that the Bank has adopted in order to address bribery issues, as this is mandated through the relevant provisions of the Code of Ethics and the Bank's Labour Regulation.

        The Bank's website www.nbg.gr (section: NBG Group Compliance) provides additional information on the Anti-Bribery Policy.

Bank and Group Remuneration Policy

        The Bank's and Group's Remuneration Policy was adopted by the Board of Directors on September 30, 2010, following the recommendation of the Human Resources and Remuneration Committee and in accordance with the Management Act No 7/ June 9 2010 of the Department for the Supervision of Credit and Financial Institutions of the Bank of Greece. In June 2012, this Policy was updated to become fully aligned to the provisions of the new Bank of Greece Governor's Act 2650/ January 19, 2012, following the decision of Board's non-executive members and the recommendation of the Human Resources and Remuneration Committee. The current Remuneration Policy supersedes the abovementioned Management Act No 7/ June 9 2010. Additionally, the new Policy is consistent with the recommendations of the European statutory bodies and international best practices, and was forwarded to the Group subsidiaries Boards for adoption.

        During the Board of Directors meeting held in June 2012, the HR and Remuneration Committee Charter was updated.

        Information on the Bank and Group Remuneration Policy and general remuneration practices is available on the Bank's website www.nbg.gr (section: The Group / Investor Relations / Annual Reports and Offering Circulars).

Corporate Social Responsibility Policy

        The Bank has adopted a Corporate Social Responsibility ("CSR") Policy that reflects the keystones of the CSR framework, determines the CSR Action framework for the Bank and the Group and provides guidelines to NBG and its subsidiaries for the delegation of authorities and responsibilities for the planning, implementation and control of these Actions.

        The Bank's Board of Directors and the Boards of those Group entities that are involved in corporate social responsibility actions approve the CSR budget within the context of the Group budget approval. The Bank's Chief Executive Officer approves any commitment within the approved CSR budget and informs the Board of Directors accordingly. For any commitment exceeding the budget, the Chief Executive Officer requests Board of Directors approval.

        The CSR policy has been posted on the Bank's website www.nbg.gr (section: The Group / Corporate Social Responsibility / CSR framework).

Board Committees

  Audit Committee

        The Audit Committee was established in 1999 and operates in accordance with the provisions of the Bank of Greece Governor's Act No. 2577/2006, Greek Law 3693/2008 (article 37) and the U.S. Sarbanes Oxley Act. The purpose of the Committee includes:

  •
  reviewing the integrity of the financial statements of the Bank and the Group as well as other important disclosures;

  •
  making recommendations to the Board of Directors regarding the appointment of the independent auditor, as well as the remuneration and terms of agreement following his appointment by the annual General Meeting;

  •
  monitoring and reviewing the independence, the objectivity and the efficiency of the independent auditor;

  •
  monitoring and reviewing the auditor's independence and objectivity regarding the provision of non-auditing services, as well as the amount of its remuneration;

  •
  reviewing the effectiveness of the Bank's and Group's systems of internal controls and compliance and notifying the Board of Directors accordingly; and

  •
  reviewing and controlling the independence, adequacy and effectiveness of the IAID.

        The members of the Committee are elected by the General Meeting of Shareholders upon recommendation of the Corporate Governance and Nominations Committee to the Chairman of the Board. The Chairman and the Vice Chairman of the Committee are appointed by the Board of Directors. The Committee is composed of five non-executive and independent Directors, at least one of whom is a financial expert with adequate knowledge and experience in auditing issues. The Bank's General Counsel and General Manager of Corporate Governance also takes part in the Committee without voting rights. The Committee's members are appointed for a one-year term of office, which can be renewed indefinitely. The Committee employs a specialised consultant who reports directly to the Chairman of the Committee.

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

        The Committee is currently comprised of the following members:

Chairman	Petros Sabatacakis (Financial expert)
Vice Chairperson	Alexandra Papalexopoulou-Benopoulou
Member	Stefanos Vavalidis
Member	Maria Frangista
Member	Charalampos Makkas (HFSF representative)
Member	Alexandros Makridis (Hellenic Republic representative)

        The current Audit Committee members were elected, as per the requirements of Greek Law 3693/2008, by the second Repeat Extraordinary General Meeting of Shareholders on November 23, 2012, following the consent of the Corporate Governance and Nominations Committee and the Board of Directors. The Committee's term of office was set to one year.

        During 2012, the Audit Committee convened 11 times. The members of the Committee receive compensation for their participation.

Human Resources and Remuneration Committee

        The Human Resources and Remuneration Committee was established by a decision of the Board of Directors (meeting no. 1259/May 5, 2005) and is of an advisory nature. Its purpose is to assist the Board of Directors in performing its duties with respect to attracting, retaining, developing and motivating executives and employees of the highest professional and moral caliber; developing a meritocratic framework of objective evaluation and fair compensation of executive performance; developing and maintaining a coherent system of values and incentives for the development of human resources throughout the Bank and the Group; and ensuring that the NBG Group remuneration policy and procedures are designed and implemented in compliance with Bank of Greece Governor's Act 2650/2012.

        The Committee consists of exclusively non-executive members of the Board of Directors, at least three in number, the majority of whom (including the Chairman) are independent Directors, as per the independency definition included in the Corporate Governance Code. The members and the Chairman of the Committee are appointed thereto by the Board of Directors upon recommendation of the Corporate Governance and Nominations Committee. The Committee members are selected based on their competence and experience and are appointed for a one-year term of office, which can be renewed indefinitely. The Committee includes among its members, persons with proven experience over the financial services sector, while at least one member of the Human Resources and Remuneration Committee should have sufficient expertise and professional experience concerning risk management and control activities in order to assist in the alignment of the remuneration with risk and capital profile of the Bank. The Committee should not include members that are executives in firms in which other NBG Board members or executives are in a position to influence their remuneration.

        The Committee meets at least three times a year, keeps minutes of its proceedings and reports regularly to the Board of Directors. The Chairman determines the agenda, the frequency and the length of meetings and ensures in general, the Committee's effectiveness in discharging its responsibilities. The Bank's General Counsel and General Manager of Corporate Governance also takes part in the Committee without voting rights.

        In June 2012, the charter of the Committee was updated in order to be fully consistent with the new remuneration compliance framework.

        The Committee is comprised of the following members:

Chairperson	Alexandra Papalexopoulou-Benopoulou (Risk management and control activities expert)
Member	George Zanias
Member	Spyridon Theodoropoulos
Member	Charalampos Makkas (HFSF representative)

        During 2012, the Human Resources and Remuneration Committee convened nine times. Its members receive compensation for their participation.

  Corporate Governance and Nominations Committee

        The Corporate Governance and Nominations Committee was established by a decision of the Board of Directors (meeting no. 1259/May 5, 2005) and is of a consultatory nature. Its purpose is to assist the Board of Directors in ensuring that its composition, structure, policies and processes meet all relevant legal and regulatory requirements, to achieve best practice standards of corporate governance across the Group and to facilitate the work of the Board of Directors and the Bank's Management, with a view to increasing the long-term value of the Bank.

        The Committee consists of at least three Directors. The members and the Chairman of the Committee are appointed thereto by the Board of Directors. All members of the Committee are non-executive and the majority are independent Directors, as per the independency definition included in the Corporate Governance Code. The Committee members are appointed for a one-year term of office, which can be renewed indefinitely. The Chairman of the Committee is (ex officio) the Chairman of the Board of Directors. The Committee meets at least three times a year, keeps minutes of its proceedings and reports to the Board of Directors on a regular basis. The Bank's General Counsel and General Manager of Corporate Governance also takes part in the Committee without voting rights.

        The Committee is currently comprised of the following members:

Chairman	George Zanias
Member	Ioannis Giannidis
Member	Maria Frangista
Member	Charalampos Makkas (HFSF representative)
Member	Alexandros Makridis (Hellenic Republic representative)

        During 2012, the Corporate Governance and Nominations Committee convened seven times. Its members receive compensation for their participation.

  Risk Management Committee

        The Risk Management Committee (RMC) was established by a decision of the Board of Directors (meeting no. 1308/July 20, 2006) in accordance with the requirements of the Bank of Greece Governor's Act No. 2577/March 9, 2006. The purpose of the Committee is:

  •
  to develop the risk assumption and capital management strategy in line with business objectives, both at the Bank and Group level, and taking into consideration the adequacy of available resources in terms of infrastructure and employees;

  •
  to control the function of the Group Risk Management Division (GRMD) in terms of independence, adequacy and effectiveness;

  •
  to ensure the development and ongoing effectiveness of the internal risk management system and its integration into the business decision-taking process as regards any type of risk, including operational risk, across all business lines/units of the Bank and the Group;

  •
  to determine the principles governing the risk management in terms of identifying, estimating, measuring, monitoring, controlling and addressing the relevant risks in line with the current business strategy and adequacy of available resources;

  •
  to be regularly apprised of and monitor the overall risk profile of the Bank and the Group and provide the GRMD with guidance as regards the implementation of the risk assumption strategy and risk management policies, including compliance with the current regulatory framework for capital adequacy; and

  •
  to ensure that the Bank's Board of Directors is adequately apprised of all matters relating to the risk assumption strategy, risk bearing capacity and risk profile in the exercise of its supervisory and strategic functions.

        The Committee consists of Directors appointed by the Board of Directors following the Corporate Governance and Nominations Committee's recommendation to the Chairman of the Board. The Committee is comprised of at least three members of whom at least one is an executive member of the Board and at least one a non-executive member of the Board. The members should have adequate knowledge and experience in banking and financial matters as well as risk management. They are appointed for a term of one year, which may be renewed indefinitely.

        The Committee meets regularly at least four times a year and extraordinarily whenever the Chairman deems fit. The Chairman determines the agenda and the frequency and length of meetings and ensures that the Committee's functions are performed effectively and submits reports on each meeting thereof to the Board of Directors. The Committee keeps minutes of its proceedings. The Bank's General Counsel and General Manager of Corporate Governance also takes part in the Committee without voting rights.

        The Committee is comprised of the following members:

Chairman	George Zanias
Member	Alexandros Tourkolias
Member	Petros Christodoulou
Member	Stefanos Vavalidis
Member	Petros Sabatacakis
Member	Charalampos Makkas (HFSF representative)

        During 2012, the RMC convened seven times. For the period 2011-2012, the Committee conducted an overview of the risk management framework of the Bank and adopted in October 2012 an improvement program in relation to the organisational structure of risk management. It is estimated that the program will be fully implemented by the end of 2013. Its members receive compensation for their participation.

Strategy Committee

        The Strategy Committee was established by a decision of the Board of Directors (meeting no. 1387/September 29, 2009). Its purpose is to assist the executive members of the Board of Directors in developing the Group's strategic focus; assist the Board of Directors in making decisions on all issues related to the Group's strategy; and regularly review the implementation of the Group's strategy by the Group's management.

        At least three of the Strategy Committee's five members are independent non-executive members of the Board of Directors. In the Committee the Chief Executive Officer participates as member ex officio. The Strategy Committee is chaired by the Chairman of the Board of Directors. Its members are appointed by the Board of Directors upon recommendation of its Chairman, who consults with the Corporate Governance and Nomination Committee to this effect. The committee members are selected based on their skills and experience and are appointed for a one-year term of office, which can be renewed indefinitely. The Committee meets at least three times per year and as often as necessary to discuss issues before they are assessed by the Board of Directors. It keeps minutes of its proceedings and reports regularly to the Board of Directors. The Chairman determines the agenda, the frequency and the length of meetings and ensures the Committee's effectiveness in discharging its responsibilities. The Bank's General Counsel and General Manager of Corporate Governance also takes part in the Committee without voting rights.

        The Committee is comprised of the following members:

Chairman	George Zanias
Member	Alexandros Tourkolias
Member	Petros Christodoulou
Member	Stefanos Vavalidis
Member	Spyridon Theodoropoulos
Member	Alexandra Papalexopoulou-Benopoulou
Member	Petros Sabatacakis

        During 2012, the Strategy Committee convened four times. Its members receive compensation for their participation.

Executive Committees

Executive Committee

        The Executive Committee was established by the Board of Directors in 2004 and operates as per a special Charter, which came in force through Management Act 145/March 2, 2007. The Executive Committee is the Bank's highest administrative committee, with approving authority that supports the Chief Executive Officer of the Bank in his duties. The Executive Committee has strategic powers and is responsible for monitoring the execution of the Bank's business plan. Furthermore, it has approval powers that cannot be delegated to other members of the Bank's management or to other collective bodies of the Bank.

        The Committee is comprised of the following members:

Chairman	Alexandros Tourkolias	CEO
Member	Petros Christodoulou	Deputy CEO
Member	Damianos Charalampidis	Chief of Operations
Member	Paul Mylonas	General Manager of Strategy & International Activities
Member	Andreas Athanassopoulos	General Manager of Retail Banking
Member	Dimitrios Dimopoulos	General Manager of Corporate Banking
Member	—	Chief Financial Officer
Member without voting rights	Miltiadis Stathopoulos	General Counsel & General Manager of Corporate Governance

        The Chairman can invite other executives of the Bank and the Group to attend, if necessary. Also, Mr Omer Aras, Chairman and Group Chief Executive Officer of Finansbank is invited every two months so as to inform the Executive Committee on issues related to international activities and Finansbank.

        The Committee members do not receive any remuneration for their participation in the Committee.

Asset and Liability Committee

        The Asset and Liability Committee was established in 1993. ALCO determines the Bank's strategy and policy as to matters relating to the structuring and management of assets and liabilities taking into account the current market conditions and the risk limits set by the Bank.

        The Committee is comprised of the following members:

Chairman	Petros Christodoulou	Deputy CEO
Member	Michael Oratis	General Manager of Group Risk Management
Member	Paul Mylonas	General Manager of Strategy and International Activities
Member	Leonidas Fragkiadakis	General Manager of Treasury and Global Markets
Member	Dimitrios Dimopoulos	General Manager of Corporate Banking
Member	Andreas Athanassopoulos	General Manager of Retail Banking
Member	—	Chief Financial Officer

        The Chairman can invite other executives of the Bank and Group, to attend, if necessary.

        The Committee members do not receive any remuneration for their participation in the Committee.

Executive Credit Committee

        The Executive Credit Committee was established in 2008. Its purpose is to:

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

        The Committee is comprised of the following members:

Chairman	Alexandros Tourkolias	CEO
Member	Dimitrios Dimopoulos	General Manager of Corporate Banking
Member	Dimitris Frangetis	Chief Credit Risk Officer

        The General Counsel, Mr Miltiadis Stathopoulos, is also present in the meetings of the Executive Credit Committee. The Chairman can invite other executives of the Bank and the Group, to attend, if necessary.

        The Committee members do not receive any remuneration for their participation in the Committee.

Disclosure and Transparency Committee

        The Disclosure and Transparency Committee was established in 2003 in compliance with the U.S. legal requirements for the financial markets. Its purpose is to monitor the accuracy and completeness of the information included in public announcements and in any publications issued by the Bank, including information submitted to the SEC. Specifically, the Committee has the following responsibilities:

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

  •
  conducting periodic evaluations of the said procedures and controls and submitting relevant reports to the Bank's management; and

  •
  providing an opinion to the Bank's management and those executives, who are responsible for complying with the certification requirements of the U.S. legislation, on the extent that these requirements are fulfilled so that they can proceed with the issuing of the certifications.

        The Committee is comprised of the following members:

Chairman	Petros Christodoulou	Deputy CEO
Member	Miltiadis Stathopoulos	General Counsel & General Manager of Corporate Governance
Member	Damianos Charalampidis	Chief of Operations
Member	Paul Mylonas	General Manager of Strategy & International Activities
Member	Andreas Athanassopoulos	General Manager of Retail Banking
Member	Dimitrios Dimopoulos	General Manager of Corporate Banking
Member	Michael Oratis	General Manager of Group Risk Management
Member	Leonidas Fragkiadakis	General Manager of Treasury and Global Markets
Member	Petros Fourtounis	Chief Audit Officer
Member	—	Chief Financial Officer

        The Committee is convened at the invitation of its Chairman, at least twice per annum and ad hoc as deemed necessary.

        The Committee members do not receive any remuneration for their participation in the Committee.

Provisions and Write Off Committee

        The Committee was established in 2010. Its mission is to decide on the provisions and write-offs of Bank claims of any nature, which are considered by the Committee to be subject to a loss in value. Specifically, the Committee's key responsibilities are the following:

  •
  review and approval of any provisions that have been proposed by the Bank's competent Divisions regarding either isolated financial assets or a collective assessment, as well as any provisions on possible losses that have been incurred but not reported;

  •
  review and approval of provisions against losses in value of other claims, on and off balance sheet, as well as debt securities and equities;

  •
  communication to the RMC of the Board of Directors of the provisions and write-offs of claims that have been realized for the annual and interim, Bank's and Group's financial statements;

  •
  ensuring compliance with financial assets provision procedures;

  •
  review and approval of write-offs as per such provisions policy;

  •
  communication to the RMC of the Board of Directors of any amendments on the statutory framework with regards to provisions for financial assets and the write-off of bad debt; and

  •
  developing and updating of the provisions policy and reporting relevant recommendations to the RMC of the Board of Directors.

        The Committee is comprised of the following members:

Chairman	Alexandros Tourkolias	CEO
Member	Petros Christodoulou	Deputy CEO
Member	Paul Mylonas	General Manager of Strategy & International Activities
Member	Michael Oratis	General Manager of Group Risk Management
Member	Marianna Politopoulou	General Manager of Group Retail Collections
Member	Dimitris Frangetis	Chief Credit Risk Officer
Member	Omer Aras	Chairman & CEO Finansbank A.S.
Member	—	Chief Financial Officer

        The Committee convenes at the invitation of its Chairman.

        The Committee members do not receive any remuneration for their participation in the Committee.

D.  Employees

        As of December 31, 2012, the Bank employed a total of 11,493 staff of which 263 are occupied in the Bank's foreign branches, compared to 12,189 and 546 respectively, as of December 31, 2011 and 12,775 and 587 respectively, as of December 31, 2010. Additionally, the Group's subsidiaries in Greece and abroad employed approximately 23,585 employees as of December 31, 2012, compared to 22,509 as of December 31, 2011 and 24,091 as of December 31, 2010. As of December 31, 2012 Group-wide temporary employees were 549. The table below sets forth the average number of our employees by geographic location for 2012:

Country	Average number of Group employees for the year-ended December 31, 2012(1)
Greece	13,493
Turkey	12,271
Bulgaria	2,710
Serbia	1,817
Romania	1,571
FYROM	1,019
Cyprus	362
Albania	257
Egypt	221
South Africa	157
United Kingdom	89
Malta	24

Total	33,991

(1)
The average number of employees on a Group-wide basis during the financial years ending December 31, 2010 and 2011 was 36,376 and 35,876 respectively.

        The table below sets forth the main categories of activity in which our employees were engaged, during 2012:

Average number of Group employees for the year-ended December 31, 2012
Commercial and retail banking	31,648
Insurance	1,052
Investment banking	184
Asset management	64
Other Group companies	1,043

Total	33,991

        The majority of the Bank's staff are members of one of the various unions operating within the banking sector. A high level of union membership is common in most Greek companies. Each union that represents the Bank's employees is affiliated with a larger, general union of employees in the banking sector known as the Union of Greek Bank Employees ("OTOE"). OTOE, in turn, is part of a multi-industry union, the General Confederation of Greek Workers. Accordingly, almost all of our Greek employees, including those not employed in the banking sector, are ultimately affiliated with the General Confederation of Greek Workers. Collective bargaining arrangements were concluded in the past between representatives of the Greek banks and OTOE based on the Hellenic Republic's inflation estimates, and then implemented by each bank (including the Bank) in agreement with its own unions.

        Most of the Bank's employees belong to a union and the Greek banking industry has been subject to strikes over the issues of pensions and wages. Bank employees throughout the Hellenic Republic went on strike for 14 days in 2012. In 2013, Bank employees have gone on strike 5 days (through April 10, 2013), largely to express their opposition to the new austerity measures implemented in light of the Program.

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

        Following Greek Law 3655/2008 passed in April 2008, the Bank's main pension plan and the main pension branch of EH's post-employment and health plan, both of which are defined-contribution plans, have been incorporated into the main pension branch of the state sponsored social security fund IKA—ETAM as of August 1, 2008. Pursuant to this legislation, the Bank will contribute EUR 25.5 million into IKA—ETAM per year for 15 years starting from December 2009. The April 2008 legislation also prescribed that employer contributions made by the Bank to the existing funds that are to be merged into IKA—ETAM will be reduced every three years in equal increments starting from 26.5% in 2013 until they reach 13.3%. This rule applies to employees who joined any social security plan prior to January 1, 1993. Employer contributions made by EH to the existing funds that are to be merged with IKA—ETAM will also be reduced every three years in equal increments until they reach 13.3% (from 20.0%) for employees who joined any social security plan prior to January 1, 1993.

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

        At the repeat General Meeting of the Shareholders held on June 1, 2006, a new Group-wide stock option program was approved for the Bank's executive directors, executive management and personnel of the Group (Program B). The maximum number of new ordinary shares to be issued under Program B was set at 2.5 million and adjusted to 3.5 million as a consequence of the four to ten share capital increase in 2006. Program B was set to last five years and expired in 2011. Under the terms of Program B, the exercise price range was between EUR 5.0 and 70% of the average market price for the ordinary shares over a period starting on June 2, 2006 until the date at which such rights were first exercised.

        At the repeat General Meeting of the Shareholders held on June 28, 2007, the shareholders of the Bank approved a new Group-wide stock option program for the Bank's executive directors, executive management and personnel of the Group (Program C). Program C is set to last eight years and expires in 2015. The stock options were to be granted up until 2010. The maximum number of new ordinary shares to be issued under Program C was originally set at 12 million and adjusted to approximately 12.5 million as a consequence of four for every hundred shares held issue as stock dividend, in accordance with the resolution passed at the repeat General Meeting of the Shareholders held on May 15, 2008. The maximum number of options that could have been granted per year could not exceed 1% of the total number of ordinary shares outstanding. The strike price should be within the range of EUR 5.0 to 85% of the average market price of the ordinary shares within the time period from January 1 of the year the options are granted until October 31 of that same year. No stock options have been granted under this program.

        After December 10, 2010 the outstanding options of the first and second grant of Program A expired.

        All outstanding options of Program B would have been exercised between June 1, 2011 and June 10, 2011. After June 10, 2011, the unexercised options expired.

        No new options were granted in 2011 or 2012. At the General Meeting held on May 25, 2007, the shareholders of the Bank approved the distribution to the Bank's staff of bonus shares with the issuance of 350,000 new ordinary shares of a par value of EUR 5.0, by capitalizing profits of EUR 1.8 million, resulting in a share capital increase of an equal amount. For a period of three years following their issuance (up to October 6, 2010), such new ordinary shares may be transferred only pursuant to approval granted at the General Meeting.

Ordinary Shares Owned by Directors and Executive Committee Members

As at April 24, 2013 Number of ordinary shares
George P. Zanias	—
Alexandros G. Tourkolias	—
Petros N. Christodoulou	—
Ioannis C. Giannidis	1,774
Stavros A. Koukos	1,743
Efthymios C. Katsikas	5,000
Stefanos C. Vavalidis	—
Spyridon J. Theodoropoulos	—
Alexandra T. Papalexopoulou-Benopoulou	—
Petros K. Sabatacakis	—
Maria A. Frangista	2,329
Alexandros N. Makridis	—
Charalampos A. Makkas	—
Damianos Charalampidis	—
Paul Mylonas	12,705
Andreas Athanassopoulos	3,422
Dimitrios Dimopoulos	10,375
Miltiadis Stathopoulos	5,032
Total	42,380

        The cumulative percentage of total ordinary shares outstanding stated above is 0.003%.

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

        As at April 10, 2013, the Bank's outstanding issued share capital consisted of 1,226,601,200 ordinary shares, 25 million Series A non-cumulative non-voting redeemable preference shares offered in the form of ADRs in the United States and 270 million preference shares issued to the Hellenic Republic pursuant to the Hellenic Republic Bank Support Plan.

Ordinary Shares

        The following table sets forth certain information regarding holders of the Bank's ordinary shares, based on information known to or ascertainable by the Bank.

	As at April 10, 2013
	Ordinary shares	Total shares
Legal Entities and Individuals Outside Greece	35.6%	16.9%
Domestic Private Investors	45.7%	21.7%
Domestic pension funds	13.0%	6.2%
Other domestic public sector related legal entities and Church of Greece	5.6%	2.7%
Treasury shares	0.1%	0.1%

Total ordinary shares	100.0%	47.6%

Series A Preference shares listed on the NYSE		0.3%
Greek government preference shares (Greek Law 3723/2008)		52.1%

Total Share Capital		100.0%

        The Bank's major ordinary shareholders do not possess different voting rights from the Bank's other ordinary shareholders.

        As at April 10, 2013, various domestic pension funds owned in total approximately 13.0% of the Bank's ordinary share capital, and other domestic public sector related legal entities and the Church of Greece owned in total approximately 5.6%. of the Bank's ordinary share capital. As at April 10, 2013 the Hellenic Republic held directly, through the Hellenic Republic Asset Development Fund, 0.96% of the Bank's ordinary shares. These state-related entities, despite holding in total a non-controlling level of our total shares may end up having a voting majority required for a decision in a general shareholders meeting with no full voting participation by all of our common shareholders, may end up having a voting majority required for a decision, provided that they agree on how they will exercise their voting rights and/or the context of their vote.

        Other than the scenario above, the Bank does not know of any other persons who, directly or indirectly, jointly or individually, exercise or could exercise control over the Bank.

        No single shareholder beneficially owns 5% or more of the Bank's ordinary shares.

        The Bank of New York Mellon is the depositary of the Bank's ordinary shares traded in the NYSE in the form of ADRs. On April 10, 2013, the portion of the Bank's ordinary shares held in the United States in the form of ADRs as a percentage of total shares outstanding was approximately 8.49%.

        Subject to certain conditions, Greek Law allows a Greek company to acquire and own its own shares and also allows subsidiaries to acquire and own shares of their parent company. Treasury shares in our financial statements represent shares of the Bank owned by our subsidiaries. Due to its participation in the Hellenic Republic liquidity support plan (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic's Bank Support Plan") the Bank has not purchased any of its own shares from January 1, 2009 to the date of this Annual Report.

State Interests

        As at April 10, 2013, the Hellenic Republic, through the Hellenic Republic Asset Development Fund, directly holds 0.96% of the Bank's ordinary shares acquired from the exercise of its preemptive right to subscribe for new ordinary shares that were not subscribed by holders of rights pursuant to the rights issue undertaken by the Bank in July 2009 and October 2010. See Item 3.D, "Risk Factors—Risks Relating to Our Business". Furthermore, certain state-related entities, primarily pension funds (most of whose boards of directors are appointed by the Hellenic Republic) may exercise influence on the Bank. As at April 10, 2013, domestic pension funds owned approximately 13.0% of our ordinary share capital and other domestic public sector related legal entities and the Church of Greece owned approximately 5.6%.

        Following implementation of the preference share facility of the Hellenic Republic Bank Support Plan, the Hellenic Republic currently owns all of the 270 million redeemable preference shares issued under this facility. See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic's Bank Support Plan", Item 3.D, "Risk Factors—Risks Relating to the Hellenic Republic Economic Crisis—The HFSF, the Hellenic Republic and state-related entities have the ability to exercise and currently exercise an important influence on the Bank in certain areas and following the completion of the recapitalization plan, if the Bank does not succeed in raising at least 10%, of its capital needs from the private sector, the HFSF will have control over the Bank" and Item 10.J, "Relationship with the Hellenic Republic—Hellenic Republic as Shareholder".

        Furthermore, in the context of the recapitalization of the Greek banks and following the contribution on May 28, 2012 to the Bank by the HFSF of EFSF bonds with total nominal amount of EUR 7,430.0 million, as an advance for the participation in the Bank's future share capital increase, the HFSF has appointed, on June 11, 2012 a representative in the Bank's Board of Directors, pursuant to

Greek Law 3864/2010, art 6.10. On December 21, 2012, the Bank received an additional EUR 2,326.0 million as an advance for its participation in the Bank's future share capital increase pursuant to the Presubscription Agreement. The HFSF's representative has the power to veto, inter alia, any decision of the Board of Directors regarding the distribution of dividends and the remuneration policy concerning the Bank's management or where the decision in question could seriously compromise the interests of depositors, or impair the Bank's liquidity or solvency or its overall sound and smooth operation (including business strategy, and asset/liability management).

        NBG's second Repeat General Shareholders Meeting on April 29, 2013 approved the share capital increase of the Bank in the context of the recapitalization process. If the 10% participation by the private sector is not attained and the HFSF fully covers the share capital increase, the HFSF will become the controlling shareholder of NBG, holding approximately 95% of NBG's share capital and the shares held by HFSF will have full voting rights. See also Item 3.D, "Risk Factors—Risks Relating to the Hellenic Republic Economic Crisis—The HFSF, the Hellenic Republic and state-related entities have the ability to exercise and currently exercise an important influence on the Bank in certain areas and following the completion of the recapitalization plan, if the Bank does not succeed in raising at least 10%, of its capital needs from the private sector, the HFSF will have control over the Bank".

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

        All loans granted to related parties (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectability or present other unfavorable features, except for the following transactions:

        The Bank grants loans to its employees on preferential terms compared to customers that are not employees. This policy, which is common practice for banks in Greece, applies only to employees and not to close members of family and entities controlled by them. The preferential terms mainly refer to a lower fixed interest rate of approximately 2.8% for mortgage loans, while collateral is required as in the ordinary course of business. As such, certain General Managers and members of the Executive Committees of the Bank have taken loans with reduced interest rates of total amount EUR 5.6 million and EUR 5.7 million as of December 31, 2012 and March 31, 2013 respectively.

C.  Interests of Experts and Counsel

        Not applicable.

ITEM 8    FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

        Please refer to Item 18 to the U.S. GAAP Financial Statements for the consolidated financial statements of NBG, the comparative financial statements of NBG and the Report of Independent Registered Public Accounting Firm given by Deloitte Hadjipavlou Sofianos & Cambanis S.A.

        Net interest income before provisions for loan losses derived from foreign sources was EUR 1,790.4 million and represents 55.9% of our net interest income before provisions for loan losses.

Legal and Arbitration Proceedings

        The Group and certain of its subsidiaries is defendant in certain claim and legal actions and proceedings arising in the ordinary course of business. These actions and proceedings are generally based on alleged violations of consumer protection, banking, employment and other laws. None of these actions and proceedings is individually material. In accordance with ASC 450 the Group establishes accruals for all litigations, for which it believes it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. These accruals may change from time to time, as appropriate, in light of additional information. At December 31, 2011 and 2012 the Group has accrued for cases under litigation the amount of EUR 85.4 million and EUR 79.8 million, respectively, for those litigations for which the Group believes that this loss is probable and reasonably estimated. For the cases for which an accrual has not been recognized, management is not able to estimate reasonable possible losses, because the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of pending appeals and there are significant issues to be resolved. However, in the opinion of the management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated balance sheet, results of operation or cash flows of the Group.

Policy on Dividend Distributions

        As and when we are permitted to pay dividends, under Greek Company Law 2190/1920 and our Articles of Association, our profit for the period is to be allocated as follows:

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

        According to the provisions of article 28 of Greek Law 3756/2009 and decision 20708/B/1175/23.4.2009 of the Minister of Finance, banks participating in the Hellenic Republic Bank Support Plan were allowed to distribute dividends to ordinary shareholders only in the form of shares, but excluding treasury shares, for the financial year ended on December 31, 2008. Also, pursuant to the provisions of article 39 of Greek Law 3844/2010, article 28 of Greek Law 3576/2009 was modified to provide that the restriction of dividends distribution to ordinary shareholders only in the form of shares, but excluding treasury shares, was applicable and for the financial year ended on December 31, 2009. This restriction did not include any dividend or fixed return on preference shares that are being traded in foreign organized markets, as well as any interim dividend paid which, however, is included in the calculation of the minimum dividend of 35%.

        In accordance with Greek Law 3965/2011 (Government Gazette Issue 113-18/5/2011), for the year 2010, banks participating in the Hellenic Republic's Bank Support Plan were allowed to distribute dividends only in the form of shares. However, these could not be treasury shares. The same applied for the year 2011 in accordance with Greek Law 4063/3023.

        The restrictions of Greek Law 3723/2008 regarding the distribution of dividends apply by analogy to the Bank as a result of its participation in the recapitalization framework of Greek Law 3864/2010. In addition, for so long as the Bank participates in the recapitalization framework of Greek Law 3864/2010, the HFSF's representative who sits on the Bank's Board of Directors has the power to veto any decision of the Board of Directors of the Bank regarding, inter alia, the distribution of dividends and remunerations.

        In addition pursuant to the commitments undertaken by the Hellenic Republic vis-à-vis the European Commission due to the provision of state-aid to Greek banks, the Bank is prohibited from distributing dividends or paying coupons on own fund instruments or releasing reserves to put itself in such a position until the end of the restructuring period, unless such payment fulfills legal obligation of the Bank or the Directorate General for Competition of the European Commission grants a relevant exception.

        Furthermore, on November 9, 2012, Cabinet's Act 38/9-11-2012 (GG A' 223) regarding the recapitalization of the banks, provided that when the Bank issues CoCos and for as long as these CoCos are outstanding:

  a)
  the bank pays no dividend to common shareholders;

  b)
  the amount that would have been set aside for dividend distribution to common shareholders is used for paying, on a pro-rata basis, interest on CoCos, interest on dividends to other classes of securities ranking pari pasu to CoCos, as well as for repurchasing the said securities.

        For information on dividend distributions by the Bank see Item 3.A, "Selected Financial Data—Dividends".

B.  Significant Changes

        For a discussion of significant changes that have occurred since December 31, 2012, the date of the last audited financial statements included in this Annual Report, please see Note 42 to the U.S. GAAP Financial Statements which describes post-balance sheet events.

ITEM 9    THE OFFER AND LISTING

A.  Offer and Listing Details

        The Bank's shares have been listed on the ATHEX since the foundation of the exchange in 1880. Since October 1999, the Bank's shares have also been listed on the New York Stock Exchange and traded in the form of ADRs. Each ADR currently represents one share.

        The annual high and low market prices of the Bank's shares on the ATHEX for the five most recent financial years are shown below, expressed in Euro.

Year	High (date)	Low (date)
2008	35.79 (on January 8)	9.13 (on December 22)
2009	23.61 (on October 15)	7.02 (on March 9)
2010	17.09 (on January 8)	6.04 (on December 27)
2011	7.76 (on February 9)	1.47 (on November 1)
2012	2.97 (on February 8)	0.92 (on June 5)

        The Bank's share price in each period is adjusted to reflect the issuance of new shares in connection with the share-for-share merger with the National Investment Company (adjustment effective as at December 30, 2005), the share-for-share merger with National Real Estate S.A. ("National Real Estate") (adjustment effective as at April 10, 2006), the four-for-ten rights issue that took place in 2006 (adjustment effective as at June 10, 2006), the four-for-100 shares issued as scrip dividend of EUR 1 for the 2007 financial year (adjustment effective at May 16, 2008), the two-for-nine rights issue that took place in July 2009 (adjustment effective at July 30, 2010), and new shares issued in January 2007, January 2008, June 2008, June 2009 and January 2010 following the exercise of the employees stock option rights. For more information see: Item 14.A, "General Effect of the Modifications on the Rights of Security Holders".

        The quarterly high and low market prices of the Bank's shares on the ATHEX for the two most recent financial years are shown below, expressed in Euro.

Quarter	High (date)	Low (date)
Q1 2011	7.76 (on February 9)	5.64 (on January 10)
Q2 2011	6.39 (on April 7)	4.38 (on June 16)
Q3 2011	5.36 (on July 7)	2.58 (on September 26)
Q4 2011	2.55 (on October 3)	1.47 (on November 1)
Q1 2012	2.97 (on February 8)	1.31 (on January 10)
Q2 2012	2.05 (on April 10)	0.92 (on June 5)
Q3 2012	2.05 (on September 18)	1.10 (on July 23)
Q4 2012	2.42 (on October 22)	1.21 (on December 17)

        The high and low market prices of the Bank's shares on the ATHEX for the first quarter of 2013 are shown below, expressed in Euro.

Quarter	High (date)	Low (date)
Q1 2013	1.43 (on January 4)	0.65 (on March 19)

        The monthly high and low market prices of the Bank's shares on the ATHEX for each of the six most recent months are presented in the table below, expressed in Euro.

Month	High (date)	Low (date)
November 2012	1.93 (on November 5)	1.32 (on November 30)
December 2012	1.45 (on December 6)	1.21 (on December 17)
January 2013	1.43 (on January 4)	1.12 (on January 21)
February 2013	1.13 (on February 8)	0.94 (on February 27)
March 2013	0.92 (on March 3)	0.65 (on March 19)
April 2013	0.79 (on April 29)	0.47 (on April 8)

        On May 15, 2008 the Bank's General Meeting of Shareholders approved the share capital increase of up to EUR 1.5 billion through the issue of redeemable preference shares, with exclusion of the preemptive right in favor of existing shareholders that were made available to private investors in the U.S. As a result, the Bank's share capital increased by EUR 7.5 million through payment in cash of EUR 402,638 thousand and the issue of 25 million redeemable preference shares without voting right or cumulative dividend, of a par value of EUR 0.30 and a selling price of USD 25 each. The preference shares were sold in the form of American Depositary Shares (ADSs) and each ADS represents one preference share.

        The high and low market prices of the Bank's preference share ADSs on the New York Stock Exchange for 2008 (starting on June 2, which was the first trading day of the ADSs), 2009, 2010, 2011 and 2012 are shown below, expressed in USD.

Year	High (date)	Low (date)
2008 (from June 2)	26.00 (on June 18)	16.51 (on November 21)
2009	24.98 (on November 13)	8.10 (on February 23)
2010	22.86 (on October 13)	13.36 (on June 29)
2011	20.85 (on February 25)	2.83 (on December 15)
2012	8.00 (on October 17)	2.80 (on June 4)

        The quarterly high and low market prices of the Bank's preference share ADSs on the New York Stock Exchange for the most recent two financial years are shown below, expressed in USD.

Quarter	High (date)	Low (date)
Q1 2011	20.85 (on February 25)	18.42 (on January 10)
Q2 2011	20.12 (on April 13)	8.87 (on June 15)
Q3 2011	9.20 (on July 1)	3.81 (on September 30)
Q4 2011	4.92 (on October 28)	2.83 (on December 15)
Q1 2012	7.20 (on February 2)	3.15 (on January 1)
Q2 2012	6.24 (on April 11)	2.80 (on June 4)
Q3 2012	5.60 (on September 12)	3.20 (on August 15)
Q4 2012	8.00 (on October 17)	5.22 (on October 1)

        The high and low market prices of the Bank's preference share ADSs on the New York Stock Exchange for the first quarter of 2013 are shown below, expressed in USD.

Quarter	High (date)	Low (date)
Q1 2013	9.24 (on January 11)	6.71 (on March 19)

        The monthly high and low market prices of the Bank's preference share ADSs on the New York Stock Exchange for the six most recent months are shown below, expressed in USD.

Month	High (date)	Low (date)
October 2012	8.00 (on October 7)	5.22 (on October 1)
November 2012	7.69 (on November 29)	6.38 (on November 1)
December 2012	7.83 (on December 20)	7.25 (on December 17)
January 2013	9.24 (on January 11)	7.74 (on January 3)
February 2013	8.63 (on February 1)	6.80 (on February 25)
March 2013	7.45 (on March 28)	6.71 (on March 19)

        The annual high and low market prices of the Bank's ADRs evidencing ordinary shares on the New York Stock Exchange are shown below, expressed in U.S. dollars, for the five most recent financial years:

Year	High (date)	Low (date)
2008	13.41 (on January 10)	3.01 (on October 24)
2009	24.98 (on November 13)	8.10 (on February 23)
2010	5.26 (on January 8)	1.64 (on December 27)
2011	11.05 (on February 18)	1.78 (on December 13)
2012	4.03 (on February 7)	1.17 (on June 12)

        The quarterly high and low market prices of the Bank's ADRs evidencing ordinary shares on the New York Stock Exchange for the two most recent financial years are shown below, expressed in USD.

Quarter	High (date)	Low (date)
Q1 2011	11.05 (on February 18)	7.45 (on January 10)
Q2 2011	9.15 (on April 7)	6.05 (on June 16)
Q3 2011	7.45 (on July 1)	3.7 (on September 26)
Q4 2011	3.20 (on October 6)	1.78 (on December 13)
Q1 2012	4.03 (on February 7)	1.68 (on January 11)
Q2 2012	2.58 (on April 10)	1.17 (on June 12)
Q3 2012	2.61 (on September 12)	1.37 (on July 24)
Q4 2012	3.22 (on October 22)	1.67 (on December 17)

        The high and low market prices of the Bank's ADRs evidencing ordinary shares on the New York Stock Exchange for the first quarter of 2013 are shown below, expressed in USD.

Quarter	High (date)	Low (date)
Q1 2013	1.90 (on January 4)	0.89 (on March 19)

        The monthly high and low market prices of the Bank's ADRs evidencing ordinary shares on the New York Stock Exchange for the six most recent months are shown below, expressed in USD.

Month	High (date)	Low (date)
October 2012	3.22 (on October 22)	2.36 (on October 1)
November 2012	2.44 (on November 6)	1.77 (on November 30)
December 2012	1.88 (on December 19)	1.67 (on December 17)
January 2013	1.90 (on January 4)	1.52 (on January 22)
February 2013	1.60 (on February 1)	1.25 (on February 28)
March 2013	1.23 (on March 1)	0.89 (on March 19)

        Other than the suspension of trading of shares on the ATHEX and of ADRs on the New York Stock Exchange, in anticipation of the announcement of the acquisition of Finansbank, there have been no trading suspensions with respect to the Bank's shares on the ATHEX during the past three years ending December 31, 2010, 2011 and 2012, nor have there been any trading suspensions with respect to the Bank's ADRs on the New York Stock Exchange since the Bank's listing thereon in October 1999.

B.  Plan of Distribution

        Not applicable.

C.  Markets

        The Bank's shares are listed on the ATHEX. In addition, the Bank's Global Depositary Receipts are listed on the London Stock Exchange and its ADRs and preference shares are listed on the New York Stock Exchange.

The Athens Exchange ("ATHEX")

General

        The ATHEX, formerly known as the Athens Stock Exchange, was established in 1876. Since 1995, the ATHEX has progressively been privatized, and its privatization is now complete. On May 31, 2001, the ATHEX was upgraded by the Morgan Stanley Composite Index from emerging to developed markets status. The first edition of the Athens Exchange Regulation (the "ATHEX Regulation") was issued following authorization by Greek Law 3152/2003, and came into force on June 16, 2004. Under Greek Law 3606/2007, which transposed into Greek Law the Markets in Financial Instruments Directive (the "MiFID Law" and the "MiFID", respectively), a revised ATHEX Regulation was issued and came into force on July 22, 2008. The currently applicable Codified ATHEX Regulation is the seventh edition of the revised ATHEX Regulation (the latest amendment being effective by means of decision 14/633/20.12.2012 of the HCMC that ratified the decision of the board of the ATHEX dated November 29, 2012) and governs the relationships between the ATHEX and its Members, the companies that have listed securities for trading or have submitted an application for the listing of their securities on the ATHEX, as well as any other person towards which the ATHEX Regulation introduces rights and obligations.

        Today, the ATHEX operates two regulated markets: the Securities Market and the Derivatives Market (which includes the Repo Market). The securities of companies listed on the Securities Market are classified into one of the following seven categories according to: (a) the General Category (which is the Main Market); (b) Fixed Income Securities Category; (c) the Synthetic Financial Instruments Category; (d) the Exchange Traded Funds Category; and the Special Categories of (e) Low Dispersion, (f) Under Surveillance; and (g) To Be Delisted. When securities, other than units in listed mutual funds, debts securities and synthetic financial instrument, are listed for the first time on the Securities Market of the ATHEX they will fall within the General Category, which is the Main Market.

        The non-regulated market, the Alternative Market or "EN.A.", has been established by virtue of article 29 of Greek Law 3556/2007 and HCMC Decision 4/443/2007. Pursuant to the entry into force of the MiFID Law and HCMC Decision No 2/477/1.7.2008, which governs the requirements of an operation license for a multilateral trading facility, EN.A. is operated by the ATHEX in accordance with HCMC Decision No 2/505/2009. EN.A. is a multilateral trading facility within the meaning of the MiFID and, therefore, the obligatory provisions that apply to regulated markets and impose strict admission and on-going requirements do not apply to EN.A. EN.A. is supervised by the HCMC.

        The HELEX owns 100% of the ATHEX and the majority of the share capital of the Thessaloniki Stock Exchange Centre S.A., which was established in order to facilitate the listing of companies operating in the north of Greece, trading through the ATHEX trading system by investors in the north of Greece and the collaboration with securities and exchange commission's of northern SEE in order to promote bilateral and multilateral cooperation.

        The Greek capital markets, in general, and the ATHEX in particular, are currently regulated by a series of laws enacted by the Greek Parliament, decisions and regulations issued by the Board of Directors of the HCMC, the ATHEX Regulation and decisions issued by the Board of Directors of the ATHEX.

        In 2012, the average daily trading value on the ATHEX was EUR 51.9 million, compared with EUR 81.9 million in 2011, which represents a decrease of 36%. From January 2, 2013 to March 26, 2013, the average daily value traded on the ATHEX was EUR 64.8 million. On March 26, 2013, 265 companies had shares listed on the Cash Market of the ATHEX. On March 26, 2013, the total market capitalization of the ATHEX was EUR 33.5 billion, with the top 25 companies accounting for 77.02% of the total market capitalization, and the Bank's market capitalization was 9.05%, of the total.

Membership of the ATHEX

        Membership is required for investment services firms ("ISF") and for banks in order to effect transactions on the ATHEX. Membership is subject to approval by the Board of Directors of the ATHEX, while licensing, where required, is approved by the HCMC (or the Bank of Greece, in the case of a bank). In addition, ISFs must appoint at least one official representative, authorized to conduct transactions on the ATHEX. The representatives must fulfill certain qualifications required by law and pass an examination administered by the HCMC. For companies established in Greece, the minimum capitalization requirement in order to obtain a license to operate an ISF and qualify as an ATHEX member is at least EUR 1.0 million or EUR 3.0 million if engaging in underwriting, placement of securities on a firm commitment basis, proprietary trading or in the operation of a multilateral trading facility.

        Members of the ATHEX engage in transactions through the Automated Exchange Trading System ("OASIS"), an electronic trading system, on behalf of their customers or on their own behalf. Pursuant to the MiFID and the MiFID Law, investment services may be provided in Greece by ISFs established in Greece that have received an appropriate operating license from the HCMC, as well as by EU ISFs benefiting from a European passport in accordance with the MiFID and the MiFID Law (in which case no further licensing in Greece is required) or by ISFs established outside the EU maintaining a permanent establishment (branch) in Greece. Core investment services within the scope of the MiFID include the receipt and transfer of orders from investors to effect stock exchange transactions, the execution of such orders, the trading for the ISFs own behalf and the underwriting and the provision of advice. ISFs licensed pursuant to the MiFID Law to provide exclusively the services of reception and transmission of orders, consulting and portfolio management, without holding, in any case, funds or securities of their customers, must have a minimum share capital of EUR 225,000. Pursuant to the ATHEX Regulation, ISFs established in the EU or the European Economic Area may become remote members of the ATHEX and are therefore not required to be permanently established in Greece. Nevertheless, they would need to appoint a local custodian, acting in their name and on their behalf, to clear and settle stock exchange transactions and any other actions in relation to which they would be otherwise required to perform by being physically present in Greece. Such appointment is not necessary if the remote member has established a direct connection with the Greek Dematerialized Securities System. In the latter case, the remote members would need to appoint a representative and agent for the service of process in Athens.

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

        On October 18, 2012, the FTSE/ATHEX Index Advisory Committee met to approve the new index structure of the FTSE/ATHEX Index Series. The new structure involves the following changes. FTSE/ATHEX 20 will be renamed as FTSE/ATHEX Large Cap index and will have 25 constituents instead of 20. FTSE/ATHEX 20 Capped will be renamed as FTSE/ATHEX Large Cap Capped and will have 25 constituents instead of 20. FTSE/ATHEX 20 Net Total Return will be renamed as FTSE/ATHEX Large Cap Net Total Return index and will have 25 constituents instead of 20. FTSE/ATHEX Mid Cap index will have 20 constituents instead of 40. The calculation of FTSE/ATHEX Small Cap Index will cease permanently. The calculation of FTSE/ATHEX Liquid Mid Index will cease permanently. FTSE/ATHEX Market Index will continue to be calculated as a benchmark index which captures the performance of the constituents of the FTSE/ATHEX Large Cap index, FTSE/ATHEX Mid Cap index and all companies that fulfill the index ground rules criteria. Sector indices will be calculated based on the constituents of FTSE/ATHEX Market index. The aforementioned changes will be implemented after the close of business on Friday November 30, 2012.

Trading on the ATHEX

        The trading of shares on the Securities Market of the ATHEX is conducted through the remote placing of the orders into OASIS from the ATHEX member offices. Trading on the ATHEX takes place every week from Monday to Friday, except for public holidays. In general, the daily trading session is as follows according to Decision 22 of the Board of Directors of the ATHEX, as amended and currently applicable: for the Main Market, the auction session is from 13:45 to between 13:59 and 14:00, pre-trading session from 10:15 to between 10:29 and 10:30, continuous trading from 10:30 to 17:00, the closing auction session from 17:00 to between 17:05 and 17:06 and trading at the closing session from 17:06 to 17:20. The ATHEX Regulation and the Decision 22/2008 of the Board of Directors of the ATHEX, as amended and currently applicable, contain detailed provisions regarding the trading of shares and other securities listed on the different categories of the Securities Market of the ATHEX.

        In principle, all share prices of shares traded on the Main Market are eligible for maximum +/-30% fluctuations from the "opening price" (as the latter is defined in the ATHEX Regulation) and Decision 22/2008 of the Board of Directors of the ATHEX, as amended and currently applicable). The rights on shares of this category fluctuate freely, i.e. without restrictions. All market prices of shares traded under the Special Categories mentioned above are eligible for maximum +/-20% fluctuations from the "opening price" (as the latter is defined in the ATHEX Regulation and Decision 22/2008 of the Board of Directors of the ATHEX, as amended and currently applicable). Rights on shares of these categories also fluctuate freely, i.e. without restrictions. Finally, securities traded under the Fixed Income Securities Category are allowed to fluctuate freely, i.e. without restrictions, while units traded in the Exchange Traded Funds Category are allowed to fluctuate up to +/-30% from the "opening price" (as the latter is defined in the ATHEX regulation, as currently applicable, and Decision 22/2008 of the Board of Directors of the ATHEX, as amended and currently applicable). Moreover, pursuant to the ATHEX Regulation and Decision 22/2008 of the Board of Directors of the ATHEX, as amended and currently applicable, the ATHEX introduced volatility interrupters to check abrupt share price changes on shares traded on the Main Market. In general, volatility interrupters allow for the imposition of limits on the prices at which transactions are performed, the automated cessation of trading of a share and the carrying out of a call auction, when the following limits are exceeded: (i) the share price changes 10% or more from the opening price; and (ii) the transaction to be carried out represents a variation of 3% change compared with the previous one. After the temporary cessation of trading, a call auction is carried out to determine the "effective" price for the share. The particular process and details for the implementation of the volatility interrupters are specifically set forth in Decision 22/2008 of the Board of Directors of the ATHEX, as amended and currently applicable. Simple block trades of shares, that is pre-agreed trades, with an "average daily turnover" (as defined in the ATHEX Regulation):

  (a)
  lower than EUR 25,000,000, the minimum value of the trade may not be less than EUR 250,000;

  (a)
  equal to or in excess of EUR 25,000,000 and lower than EUR 50,000,000, the minimum value of the trade may not be less than EUR 400,000; and

  (b)
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

        Shares are traded in lots of one. Prices of all securities listed on the ATHEX are published in the Official List of the ATHEX. Over-the-counter transactions are now free in the context of the MiFID rules. Over-the-counter transactions may be settled free of payment or delivery versus payment and a fee depending upon the way the OTC transaction is effected, on the transfer value applies for both parties, currently varying between 0.0325% and 0.08%.

Foreign Investment

        There are no exchange controls in Greece that would restrict the payment of dividends or other capital distributions to a holder of ordinary shares outside Greece or that would affect the right of a non-Greek holder of ordinary shares to dispose of his or her ordinary shares and receive the proceeds of such disposal outside Greece.

The Derivatives Market of ATHEX

        In 1997, Greek Law 2533/1997 created a derivatives exchange modeled after other European derivatives exchanges. According to this law, the Athens Derivatives Exchange, known as "ADEX", operated separately from the ATHEX, was organized as a corporate entity. In 2002, by virtue of Greek Law 2937/2001, ADEX S.A. merged with Athens Securities Exchange S.A. The Derivatives Market of the ATHEX now constitutes one of the two regulated markets of the ATHEX.

  Stock Lending and Short Selling

        In connection with the development of the Greek capital markets, the ATHEX, in cooperation with the Athens Derivatives Exchange Clearing House (or "ADECH") and the CSD (both currently under the administration of HELEX), have been developing the ability for investors to engage in stock lending transactions, by short selling shares listed on the ATHEX, with a simultaneous or previous borrowing of shares to be sold by the ADECH. The stock lending from the ADECH is made through an agreement of purchase of shares with a stock reverse repo through trading of the corresponding product.

        With respect specifically to short selling transactions, Regulation 236/2012 on short selling and credit default swaps, which entered into force on November 1, 2012, and other relevant legal acts issued for its implementation introduce, inter alia, disclosure obligations to investors holding significant short positions on shares, sovereign debt securities, uncovered positions on sovereign credit default swaps, when relevant restrictions are lifted.

  Margin Accounts

        The purchase of shares on credit (margin accounts) can be made available by members of the ATHEX to their clients/investors, using their investments as collateral, pursuant to a written agreement between the ATHEX member and its client. The provision of credit is possible following the completion of the relevant regulatory framework, i.e., decisions of the HCMC, in accordance with article 6 paragraph 1 of Greek Law 2843/2000, which has been replaced by articles 5 to 12 of Greek Law 4141/2013, the amendments of the DSS Regulation, as well as the Act of the Governor of the Bank of Greece, in accordance with the article 6 paragraph 2 of Greek Law 2843/2000. Despite the fact that all relevant provisions of Greek Law 2843/2000 has been abolished by articles 5 to 12 of Greek Law 4141/2013, article 12 of Greek Law 4141/2013 expressly provides that any decision issued under Greek Law 2843/2000 authorization remain effective until they are replaced.

        According to article 4 of Greek Law 4141/2013, the initial margin is set to 50% (minimum) of the market value of the investor's "collateral portfolio". This percentage level can be changed by act of the Governor of the Bank of Greece after the relevant proposal of the Board of Directors of the HCMC. It should be noticed that the ATHEX members have the flexibility to require higher initial and maintenance margins provided that the investor is given prior notice and an express provision is included in the relevant contract.

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

        Greek Law 3301/2004 transposed into Greek Law the Collateral Directive (Directive 2002/47/EC), thereby facilitating the use of securities listed on the ATHEX as collateral for entities falling within its scope, in particular simplifying the procedure for the enforcement of such collateral. Greek Law 3301/2004 has been recently amended to incorporate Directive 2009/44/EC which has amended Directive 98/26/EC on settlement finality in payment and securities settlement systems and the Collateral Directive as regards linked systems and credit claims.

D.  Selling Shareholders

        Not applicable.

E.  Dilution

        Not applicable.

F.  Expenses of the Issue

        Not applicable.

ITEM 10    ADDITIONAL INFORMATION

A.  Share Capital

        Not applicable.

B.  Memorandum and Articles of Association

        The Bank's Articles of Association (and English translation thereof), as amended on February 2013, are included as Exhibit 1 to this Annual Report. The required information regarding the Bank's Articles of association is stated below.

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

2.	(a)	Article 26 of the Bank's Articles of Association defines the general voting powers of the Bank's Board of Directors. There is no specific provision in the Articles of Association that speaks directly to a Director's power to vote on a proposal, arrangement or contract in which the Director is materially interested. However, Article 28 of the Bank's Articles of Association provides, in governing remunerative relationships between the Bank and members of its Board of Directors, that: subject to the provisions governing the legality of transactions between the Bank and members of its Board of Directors, all fees and remuneration paid to a member of the Board of Directors for whatever reason shall be considered legal and shall be borne by the Bank only if approved by a special resolution of the Annual General Meeting; and
(b)
there is no specific provision in the Bank's Articles of Association with respect to the Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body. However, pursuant to Greek Company Law 2190/1920, compensation to a company's board members out of the company's net profits is to be paid after deductions for ordinary reserves and the amount required for distribution to shareholders of the minimum mandatory dividend declared for the relevant financial year (equal to at least 35% of the company's net profits). Any other compensation must be approved by a special resolution of the ordinary General Meeting of its Shareholders. The amount of such compensation granted to a company's board member, or members, may be reduced by a Greek court if an objection is raised by shareholders representing at least one-tenth of the company's share capital and if the court finds such compensation to be "exorbitant".

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

  The said preference shares issued by the Bank and taken up by the Hellenic Republic entail the following privileges:

  (a)
  the right to receive payment of a fixed return, calculated on a 10% basis over the selling price of each preference share to the Hellenic Republic:

  (i)
  in priority over the ordinary shares;

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

  The fixed return on the said preference shares is to be calculated accrued on an annual basis pro rata to the time period during which the Hellenic Republic remains a Preferred Shareholder ("PS") and paid within one month as of the Annual General Meeting approval of the annual financial statements for the respective year, subject to availability of distributable funds. Availability of distributable funds is defined with reference to Article 44 of the Greek Company Law 2190/1920, and refers to profits from the last and/or previous financial years and/or reserves. Payment of the fixed return on preference shares is also subject to prior authorization of the distribution of such available funds by a Common Shareholders' General Meeting resolution. In the event of deficiency of distributable funds, the PS is entitled to receive payment of fixed return on the preference shares in priority over the Common Shareholders, up to exhaustion of such distributable funds. The new preference shares can be redeemed by the Bank at the offer price after the lapse of five years, or even earlier, upon Bank of Greece approval. If the five-year period lapses and no General Meeting resolution on repurchase of the preference shares has previously been passed, then by resolution of the Minister of Economy and Finance taken following a Bank of Greece proposal, the annual fixed return payable to the Hellenic Republic pursuant to article 1, par. 3 of Greek Law 3723/2008 shall be subject to a gradual cumulative increase of 2% per annum.

  On November 12, 2012, Law 4093/2012 (GG 'A 222) provided that the fixed return of 10% of the preference shares issued in favor of the Hellenic Republic in accordance with Greek Law 3723/2008, is payable in any case, except when the payment of the fixed return will lower the Core Tier I ratio of the Bank below the minimum required. The said provision is in force notwithstanding the provisions of Greek Company Law 2190/1920, except for article 44a.

  (b)
  the right to vote at the Preferred Shareholders' General Meeting under the circumstances provided for by the Greek Company Law 2190/1920;

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

  (e)
  the PS representative's right to be present at the Common Shareholders' General Meeting and to exercise, during deliberation and decision-taking, a veto over the same issues as above;

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

  (a)
  The right to receive payment of a fixed return, calculated on a 10% basis over the selling price of each preference share to the Hellenic Republic:

  (i)
  in priority over the ordinary shares,

  (ii)
  in priority over the dividend amounts distributed pursuant to article 1 par. 3 of Greek Law 3723/2008 and

  (iii)
  irrespective of distribution of dividend to the rest of the Bank's shareholders and provided that, following payment of the said fixed return, the Bank's capital adequacy ratios, calculated by the equity method, meet the respective minimum supervisory requirements set by the Bank of Greece from time to time.

  The fixed return is to be calculated accrued on an annual basis pro rata to the time period during which the Hellenic Republic remains a PS and paid within one month as of the Annual General Meeting approval of the annual financial statements for the respective year, subject to availability of distributable funds, in the sense of Article 44 of the Greek Company Law 2190/1920, specifically profits from the last and/or previous financial years and/or reserves, and subject to prior authorization of the distribution of such available funds by a Common Shareholders' General Meeting resolution. In the event of lack of sufficient distributable funds, the PS is entitled to receive payment of fixed return on the preference shares in priority over the Common Shareholders, up to exhaustion of such funds. The new preference shares can be redeemed by the Bank at the offer price after the lapse of five years, or even earlier, upon Bank of Greece approval. If the five-year period lapses and no General Meeting resolution on repurchase of the preference shares has previously been passed, then by resolution of the Minister of Economy and Finance taken following a Bank of Greece proposal, the annual fixed return payable to the Hellenic Republic pursuant to article 1, par. 3 of Greek Law 3723/2008 shall be subject to a gradual cumulative increase of 2% per annum.

  (b)
  The right to vote, in the cases described in the Greek Company Law 2190/1920, at the Preferred Shareholders' General Meeting.

  (c)
  The right to participate on the Bank's Board of Directors by means of a representative appointed for the purpose by the State, as an additional member thereof (the "PS representative").

  (d)
  The PS representative's right to exercise a veto over any decision of a strategic nature, or materially affecting the Bank's legal or financial status and requiring General Meeting approval, or related to distribution of a dividend and bonus policy for the Bank's Chairman, Chief Executive Officer, other Board of Director's Members, General Managers and substitutes thereof by resolution of the Minister of Economy and Finance, or that may be deemed by the PS representative to affect depositors' interests or materially affect the Bank's credit standing and normal course of business.

  (e)
  The PS representative's right to attend the Common Shareholders' General Meeting and to exercise, during deliberation and decision-taking, a veto over the same issues as above.

  (f)
  The PS representative's right of free access to the Bank's books and records, restructuring and viability reports, plans to meet the Bank's medium-term financing needs, and data regarding the level of credit provided to the real economy, for the purposes of Greek Law 3723/2008.

  (g)
  The right to collect from the Bank's liquidation proceeds in priority over all other shareholders.

  Accordingly, the Bank's share capital stands at EUR 6,137,952,410.00 and is divided into (a) 956,090,482 ordinary shares, of a par value of EUR 5.0 each, (b) 25,000,000 redeemable, registered preference shares without voting right or cumulative dividend, as defined in par. 2, item xlvii, of a par value of EUR 0.30 each, and (c) 270,000,000 redeemable, registered preference shares pursuant to Greek Law 3723/2008, as defined in par. 2, items xlix and liv of this Article, of a par value of EUR 5.0 each.

  It should also be noted that, as per Article 4, par. 2, item lv, of the Bank's Articles of Association, by resolution of the second Repeat General Meeting of November 23, 2012, the Bank's share capital was reduced by EUR 3,824,361,928 through reduction of the par value of the ordinary voting shares from EUR 5.00 to EUR 1.00 in line with par. 4a, Article 4 of Greek Company

  Law 2190/1920, as amended by Article 32 of Greek Law 3763/2009 and in force today, for the purpose of forming a special reserve.

  Accordingly, the Bank's share capital stands at EUR 2,313,590,482 and is divided into (a) 956,090,482 ordinary shares of a par value of EUR 1.00 each, (b) 25,000,000 redeemable registered preference shares without voting right or cumulative dividend, as defined in par. 2(xlvii) of Article 4 of the Bank's Articles of Association, of a par value of EUR 0.30 each and (c) 270,000,000 redeemable registered preference shares pursuant to Greek Law 3723/2008, as defined in par. 2(xlix) and 2(liv) of Article 4 of the Bank's Articles of Association, of a par value of EUR 5.00 each.

  It should also be noted that, as per Article 4, par. 2, item lvi, of the Bank's Articles of Association, by resolution of the second Repeat General Meeting of November 23, 2012, the Bank's share capital was increased by EUR 320,710,088 through the issue of 320,710,088 new ordinary voting registered shares of a par value of EUR 1.00 each, against contribution in kind of 552,948,427 ordinary voting registered shares of Eurobank, of a par value of EUR 2.22 each, i.e. through the contribution of 100 ordinary shares of Eurobank for 58 new ordinary shares of NBG.

  Accordingly, the Bank's share capital stands at EUR 2,634,300,570 and is divided into (a) 1,276,800,570 ordinary shares of a par value of EUR 1.00 each, (b) 25,000,000 redeemable registered preference shares without voting right or cumulative dividend, as defined in par. 2(xlvii) of Article 4 of the Bank's Articles of Association, of a par value of EUR 0.30 each, and (c) 270,000,000 redeemable, registered preference shares pursuant to Greek Law 3723/2008, as defined in par. 2(xlix) and 2(liv) of Article 4 of the Bank's Articles of Association, of a par value of EUR 5.00 each.

  It should also be noted that, as per Article 4, par. 2, item lvii, of the Bank's Articles of Association, by resolution adopted at its meeting of February 22, 2013 and pursuant to Article 13a of Greek Company Law 2190/1920, as amended, the Board attested the payment of the partially covered share capital increase of the Bank, which increase was decided by the second Repeat General Meeting of its Shareholders held on November 23, 2012, and adjustment of said article of the Bank's Articles of Association as a result of the partial coverage. More specifically, the said share capital increase was partially covered, i.e. by the amount of EUR 270,510,718 through the issue of 270,510,718 ordinary registered shares of the Bank, of a nominal value of EUR 1.00 each.

  Accordingly, the Bank's share capital stands at EUR 2,584,101,200 and is divided into: (a) 1,226,601,200 ordinary shares of a nominal value of EUR 1.00 each, (b) 25,000,000 redeemable, registered preference shares without voting right or cumulative dividend, as defined in par. 2(xlvii) of Article 4 of the Bank's Articles of Association, of a nominal value of EUR 0.30 each and (c) 270,000,000 redeemable, registered preference shares under Greek Law 3723/2008, as defined in par. 2(xlix) and 2(liv) of Article 4 of the Bank's Articles of Association, of a nominal value of EUR 5.00 each.

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

  Furthermore, it is noted that for so long as the Bank participates in the Hellenic Republic Bank Support Plan of Greek Law 3723/2008 and the recapitalization framework of Greek Law 3864/2010, there are restrictions on the payment of dividends to the Bank's shareholders.

  Under Article 6 of the Bank's Articles of Association, the General Meeting of the Bank's shareholders may establish a plan for allocating the Bank's shares to the Directors and employees of the Bank and associated companies in the form of stock purchase options pursuant to the provisions of Article 13, par. 13-14 of the Greek Company Law 2190/1920 and to the resolution of the said General Meeting of Shareholders. A summary of this resolution of the General Meeting would be published subject to the publication formalities provided for under Article 7b of the Bank's Articles of Association. The General Meeting of Shareholders will designate, in any case, the maximum number of shares that may be issued and the price and allocation terms of the shares.

  (c)
  The Bank's Articles of Association do not contain any provisions with respect to borrowing powers exercisable by the Bank's Board of Directors, or how such borrowing powers can be varied.

  (d)
  The Bank's Articles of Association do not contain any provision with respect to the retirement or non-retirement of Directors under an age limit requirement.

  (e)
  The Bank's Articles of Association do not contain any provision with respect to the number of shares required for Director's qualification.

3.	(a)	For a description of the dividend rights attaching to the Bank's shares, see Item 8.A, "Consolidated Statements and Other Financial Information—Policy on Dividend Distributions". Once approved at a General Meeting of Shareholders, dividends must be paid to shareholders within two months of the date on which the Bank's annual financial statements were approved. Dividends are forfeited to the Hellenic Republic if they are not claimed by shareholders within five years following December 31 of the year in which they were declared.
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

  (h)
  There are no provisions in the Bank's Articles of Association that discriminate against any existing or prospective holder of the Bank's shares as a result of such shareholder owning a substantial number of the Bank's shares. However, subject to EU regulations, new and significant holdings (concentrations) must be reported to the Greek Competition Commission according to Greek Law 3959/2011, and may require the approval of the Bank of Greece according to Greek Law 3601/2007.

4.
Decisions with respect to which the rights of the Bank's shareholders may be changed are voted upon by the Bank's shareholders at the General Meeting of Shareholders, in accordance with the provisions of Article 15(2) of the Bank's Articles of Association. These rights include decisions with respect to increases in the shareholders' obligations, increases in the Bank's share capital not provided for by the Articles of Association, as per paragraphs 1 and 2 of Article 13 of the Greek Company Law 2190/1920, as amended, unless imposed by law or based on capitalization of reserves, decreases in the Bank's share capital, unless carried out in accordance with par. 6 of Article 16 of the Greek Company Law 2190/1920, changes in the method of distribution of the Bank's profits and merger or dissolution of the Bank. The requisite quorum for such decisions is satisfied when shareholders owning two-thirds of the Bank's paid-up share capital are present or represented. Decisions on such issues are reached by a two-thirds majority of the votes represented at the General Meeting of Shareholders, pursuant to Article 16(2) of the Bank's Articles of Association. These conditions are not more significant than those required by Greek Law.

  For example, pursuant to Article 5 of the Bank's Articles of Association, whenever the Bank's share capital is increased by cash or by contribution in kind or a bond loan convertible into shares is issued, preference rights on the entire new share capital or bond loan are given to existing shareholders at the time of issue in proportion to the respective equity holdings of such shareholders at that time. Such preference rights may be limited or abolished, however, by a resolution adopted by the General Meeting of Shareholders, under Article 5(7) and pursuant to the provisions of article 13, paragraph 10 of the Greek Company Law 2190/20.

  In addition, pursuant to article 13 of Greek Company Law 2190/20, the General Meeting of Shareholders may grant to the Board of Directors the power to increase the Bank's share capital, subject to certain limitations.

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

  Shareholder status must exist on the record date, i.e. at the start of the 5th day before the date of the General Meeting, and the relevant written certification or the electronic verification of shareholder status must have been received by the Bank by the third day before the date of the General Meeting. Only those who have shareholder status on the said record date shall be considered to be entitled to participate and vote in the General Meeting. Shareholders who do not comply with the provisions of article 28a of the Greek Company Law 2190/1920 may participate in the General Meeting only after the Meeting has authorized them to do so.

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

  (iv)
  is a spouse or close relative (1st degree) of a natural person referred to in (i) to (iii) herein above.

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

    The said request should be accompanied by justification or a draft resolution to be approved by the General Meeting and 13 days prior to the General Meeting, the revised agenda should be disclosed in the same manner as the previous agenda, and at the same time made available to shareholders through the Bank's website, along with the justification or draft resolution tabled by the shareholders, in accordance with the provisions of article 27.3 of the Greek Company Law 2190/1920.

  (b)
  If shareholders representing 1/20 of the paid-up share capital of the Bank so request, the Board of Directors shall, in accordance with the provisions of article 27.3 of the Greek Company Law 2190/1920, make available to shareholders at least 6 days prior to the General Meeting, any draft resolutions on the items included in the initial or revised agenda, provided that the said request is communicated to the Board of Directors at least 7 days prior to the General Meeting.

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

C.  Material Contracts

        NBG and its subsidiaries are party to various contracts in the ordinary course of business. For the years ended December 31, 2011 and 2012, there have been no material contracts entered into outside the ordinary course of business apart from the following.

        In March 2007, the Bank entered into an agreement (the "IFC Agreement") with the IFC whereby the IFC purchased 5% of the ordinary shares of Finansbank (the "IFC Shares") from the Bank at the date of the agreement. The agreed purchase price for the IFC Shares was USD 259.2 million in cash. The agreement included an option for IFC to sell its shares back to NBG (the "put option") and another option for NBG to buy the shares from IFC (the "call option"). Furthermore, IFC can only sell those shares to a third party with a written consent from NBG.

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

        Our business and profitability are not materially dependent on commercial or financial contracts, with the exception of the Subscription Agreement between the Bank, the HFSF and the EFSF valid from May 28, 2012, based on which the Bank has received a downpayment for the participation of the HFSF in the future share capital increase, in accordance with the recapitalization plan and Greek Law 3864/2010 (See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece").

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

        For the purposes of this summary, a "U.S. Holder" is a beneficial owner of ordinary shares, preference shares or ADRs that is, for U.S. federal income tax purposes, (i) a citizen of or an individual resident in the United States, (ii) a corporation created in or organized under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that is subject to U.S. tax on its worldwide income regardless of its source. If a partnership holds ordinary shares, preference shares or ADRs, the consequences to a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares, preference shares or ADRs should consult its tax advisor regarding the associated tax consequences. This summary does not purport to be a comprehensive description of all of the tax consequences of the ownership or disposition of ordinary shares, preference shares or ADRs. In particular, this summary deals only with U.S. Holders that will hold ordinary shares, preference shares or ADRs as capital assets and does not address the tax treatment of special classes of U.S. Holders, such as financial institutions, tax-exempt entities, insurance companies, retirement plans, persons holding ordinary shares, preference shares or ADRs as part of a "straddle" or as part of a "synthetic security" or a hedging or conversion transaction or other integrated transaction, real estate investment trusts, regulated investment companies, partnerships, pass-through entities or persons who hold through partnerships or other pass-through entities, U.S. expatriates, persons subject to the alternative minimum tax, dealers or traders in securities, currencies or notional principal contracts, persons that own (or are deemed to own for U.S. federal income tax purposes) 10% or more of the voting stock of the Bank, holders who hold ordinary shares, preference shares or ADRs in connection with a trade, profession or vocation carried on in Greece (whether through a branch, agency or otherwise) and holders whose "functional currency" is not the U.S. dollar. Further, this discussion does not address any tax consequences applicable to holders of equity interests in a holder of ordinary shares, preference shares or ADRs. This summary is based upon current U.S. federal income tax law, including the U.S. Internal Revenue Code of 1986 (the "Code"), its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to change (possibly with retroactive effect); and the Convention Between the United States of America and the Kingdom of Greece (now the Hellenic

Republic) for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, with effect from December 30, 1953 (the "Treaty").

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

Dividends

        In 2011 Greek tax law re-introduced a withholding tax on dividend distributions by Greek sociétés anonymes, such as the Bank, including any dividends paid to U.S. Holders of ordinary shares and preference shares and ADRs. As a result, any distributions of profits approved by the General Meeting of the Shareholders as from January 1, 2012 will be subject to a 25% withholding tax and to a 10% withholding tax for dividends approved by the competent corporate bodies from January 1, 2014, onwards, pursuant to par. 2 of art. 6 of Greek Law 4110/2013.The deduction and withholding of the relevant withholding tax from any dividends extinguishes the US Holder's Greek income tax liability with respect to such dividend. Under the Treaty U.S. Holders may be able to claim a foreign tax credit with regard to any Greek withholding tax that has been applied.

        It should be noted that especially for dividends payable under the preference shares issued by the Bank to a U.S. Holder a gross up clause applies and payments will be grossed up for the corresponding amount of tax withheld.

        The gross amount of any distributions paid by the Bank to a U.S. Holder that are actually or constructively received by the U.S. Holder (including additional amounts paid pursuant to any gross up obligation) will generally be subject to U.S. federal income tax as dividend income to the extent paid out of current or accumulated earnings and profits of the Bank, as determined for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends received deduction allowed to corporations. The Bank does not maintain calculations of its earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend. The amount of any distribution of property other than cash will be the fair market value of that property on the date of the distribution.

        Certain dividends received by non-corporate U.S. Holders will be subject to a maximum income tax rate of 15%. This reduced income tax rate is only applicable to dividends paid by "qualified foreign corporations" (which term excludes "passive foreign investment companies", as defined below) and only with respect to ordinary shares, preference shares or ADRs held for a minimum holding period (generally, 61 days during the 121-day period beginning 60 days before the ex-dividend date). The Bank expects to be considered a qualified foreign corporation for this purpose.

        The gross amount of dividends paid in Euro will be included in the income of the relevant U.S. Holder in a U.S. dollar amount calculated by reference to the spot exchange rate in effect on the day the dividends are received by the U.S. Holder (or, in the case of the ADRs, by The Bank of New York Mellon, in its capacity as depositary) regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder will have a basis in any Euro distributed equal to their U.S. dollar value on the date they are received by the U.S. Holder (or, in the case of the ADRs, by The Bank of New York Mellon in its capacity as depositary). Any gain or loss recognized upon a subsequent disposition of Euro will generally be U.S. source ordinary income or loss. If Euros are converted into U.S. dollars on the date of the receipt, the U.S. Holder should not be required to recognize any foreign currency gain or loss in respect of the receipt of Euros as dividends.

        The gross amount of any dividends paid by the Bank (including additional amounts paid pursuant to any gross up obligation) will be treated as foreign source income for U.S. foreign tax credit limitation purposes. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. Income received with respect to ordinary shares, preference shares or ADRs generally will constitute "passive category income" or "general category income". For purposes of calculating a U.S. Holder's foreign tax credit limitation, the amount of foreign source dividend income subject to the reduced dividend income tax rate that is taken into account for purposes of calculating the U.S. Holder's U.S. foreign tax credit limitation must be reduced by the "rate differential portion" of such dividend. The rules relating to foreign tax credits and the timing thereof are complex. U.S. Holders should consult their tax advisors regarding the availability of foreign tax credits under their particular circumstances.

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

        Except as otherwise provided in the next paragraph, the Bank believes that for U.S. federal income tax purposes, U.S. Holders should generally recognize gain or loss upon the redemption or mandatory repurchase of their preference shares or the related ADRs in an amount equal to the excess, if any, of the cash and the fair market value of any property received in the redemption (other than amounts attributable to accrued but otherwise unpaid dividends) over the U.S. Holder's adjusted tax basis in the preference shares or the underlying ADRs surrendered. That capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in respect of such preference shares or the underlying ADRs is more than one year. Any cash and the fair market value of any property received that is attributable to accrued dividends not previously recognized in income should be taxed as ordinary income.

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

        The U.S. federal income tax consequences of a redemption or mandatory repurchase for U.S. Holders that own, actually or constructively, other classes of stock of the Bank in addition to preference shares or the related ADRs may differ from that described above.

        The surrender of ADRs in exchange for ordinary shares or preference shares (or vice versa) will not be a taxable event for U.S. federal income tax purposes and U.S. Holders will not recognize any gain or loss upon such an exchange. The surrendering of ordinary shares in exchange of ADRs should not be considered as a taxable event for Greek tax law purposes.

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

Passive Foreign Investment Company Status

        The foregoing discussion of dividends and capital gains assumes that the Bank is not a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes. Based upon (i) U.S. Treasury Regulations (the "Regulations") and (ii) the regulatory status of the Bank under local laws, its banking activities performed in the ordinary course of business (including lending, accepting deposits and depositing money in other banks), the proportion of its income derived from activities that are "bona fide" banking activities for U.S. federal income tax purposes and its securities activities performed in the ordinary course of business (including selling debt instruments to customers in a dealer capacity), the Bank believes that it was not a PFIC for 2012 (the latest period for which the determination can be made) and, based further on its present regulatory status under local laws, the present nature of its activities, and the present composition of its assets and sources of income, the Bank does not expect to be a PFIC for the current year or for any future years. However, because PFIC status is a factual determination made annually and because there are uncertainties in the application of the relevant rules, there can be no assurances that the Bank will not be considered to be a PFIC for any particular year.

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

J.  Relationship with the Hellenic Republic

Hellenic Republic as Shareholder

        The Hellenic Republic held directly, through the Hellenic Republic Asset Development Fund, as at April 10, 2013, 0.96% of the Bank's ordinary shares acquired from the exercise of its preemptive right to subscribe for new ordinary shares that were not subscribed by holders of rights pursuant to the rights issue undertaken by the Bank in July 2009 and in October 2010. See Item 3.D, "Risk Factors—Risks Relating to Our Business". Furthermore, certain state related entities, primarily pension funds (most of whose boards of directors are appointed by the Hellenic Republic) may exercise indirect influence on the Bank. As at April 10, 2013, domestic pension funds owned approximately 13.0% of our share capital and other domestic public sector related legal entities and the Church of Greece owned approximately 5.6%. See Item 3.D, "Risk Factors—Risks Relating to the Hellenic Republic Economic Crisis—The HFSF, the Hellenic Republic and state-related entities have the ability to exercise and currently exercise an important influence on the Bank in certain areas and following the completion of the recapitalization plan, if the Bank does not succeed in raising at least 10%, of its capital needs from the private sector, the HFSF will have control over the Bank" and Item 7.A, "Major Shareholders".

        Following implementation of the preference share facility of the Hellenic Republic Bank Support Plan, the Hellenic Republic currently owns all of the 270 million redeemable preference shares issued under this facility. These preference shares carry voting rights at the General Meeting of Preferred Shareholders. The Hellenic Republic has also appointed a representative to the Bank's Board of Directors who has veto power relating to corporate decisions both at the Board level and at the

General Meeting on resolutions of a strategic nature, or materially affecting the Bank's legal or financial status and requiring approval by the General Meeting of Shareholders of the Bank, relating to distribution of dividends and bonus policy for the Bank's Chairman, Chief Executive Officer, other Board Members, General Managers and their deputies, following a decision by the Minister of Finance and Economics or provided that the Nominated Representative considers that the resolution of the Board of Directors may endanger the interests of depositors or substantially affect the Bank's insolvency and proper operation. For a description of the Bank's dividend policy please refer to Item 8, "Financial Information". In case they are not redeemed within five years from their issuance or no decision has been undertaken by the participating bank's General Meeting of Shareholders on redemption, the Greek Minister of Finance shall impose, pursuant to a recommendation by the Bank of Greece, a gradually cumulative increase of 2% per year on the 10% fixed return provided for, during the first five years from the issuance of the shares to the Hellenic Republic. For more information on the Hellenic Republic Bank Support Plan, please see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic's Bank Support Plan".

        For powers vested in the HFSF in case it participates in a Greek bank, please also see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund".

Hellenic Republic as Customer

        The Hellenic Republic, including state-related entities, is a large customer of the Bank in terms of loans and deposits. At December 31, 2012, 11.3% of the Bank's outstanding gross loans were to the Hellenic Republic and state-related entities, and 3.9% of the Bank's deposits were from the Hellenic Republic and state-related entities. The commercial relationship between the Bank, the Hellenic Republic and other state-owned enterprises is conducted on a normal "arm's length" basis. The Bank's senior management believes that the commercially-oriented strategy currently being implemented will continue for the foreseeable future.

Hellenic Republic as Regulator

        Through various agencies, including the Bank of Greece, the Hellenic Republic is also the regulator of our business activities. For more information see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece".

ITEM 11    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

        Market risk arises from the uncertainty concerning changes in market prices and rates (including interest rates, equity and bond prices and foreign exchange rates) and their levels of volatility. The Group engages in moderate trading activities in order to enhance profitability and service its clientele. These trading activities create market risk, which the Group seeks to identify, estimate, monitor and manage effectively through a framework of principles, measurement processes and a valid set of limits that apply to all of the Group's transactions. The most significant types of market risk for the Group are interest rate, equity and foreign exchange risk.

Interest Rate Risk

        Interest rate risk is the risk related to the potential loss on the Group's portfolio due to adverse movements in interest rates. Principal sources of interest rate risk are the Group's trading and available-for-sale bond portfolios, as well as the interest rate exchange-traded and OTC derivative transactions.

        More specifically, NBG retains a portfolio of Greek T-Bills, EFSF issuances and EU sovereign debt and also holds positions in Greek and international corporate debt. Additionally, NBG is active in the swap market and engages in vanilla and more sophisticated transactions for hedging and proprietary purposes. Furthermore, the Bank maintains positions in bond and interest rate futures, mainly as a means of hedging and to a lesser extent for speculative purposes.

        Apart from the Bank, the most significant contributor of market risk on a Group level is Finansbank, through its trading and available-for-sale portfolios. Of the three types of market risk (interest rate, equity and foreign exchange), Finansbank is mostly exposed to interest rate risk that arises from the positions it retains in Turkish government bonds, denominated mainly in TL, USD and EUR. In addition, Finansbank enters into swap transactions either for hedging purposes, or for proprietary trading. As a means of hedging, Finansbank enters into swap transactions in order to hedge the interest rate risk of its Eurobond portfolio.

        Moreover, Finansbank obtains liquidity in US dollars which are then converted into TL through Cross Currency Interest Rate Swaps, in order to offer loans to its clientele. These Cross Currency Interest Rate Swaps also act as a hedge of the interest rate risk of Finansbank's installment loan portfolio.

Equity Risk

        Equity risk is the risk related to the potential loss due to adverse movements in the prices of stocks and equity indices. The Group holds a portfolio of stocks, the majority of which are traded on the ATHEX and retains positions in stock and equity index derivatives traded on the ATHEX, as well as, on international exchanges. The cash portfolio comprises of trading (i.e. short-term) and available-for-sale (i.e. long-term) positions. The portfolio of equity derivatives is used for proprietary trading, as well as, for the hedging of equity risk arising from the Group's cash position and equity-linked products offered to its clientele. In the same context and to a lesser extent, the Group enters into OTC equity derivative transactions for trading and hedging purposes.

Foreign Exchange Risk

        Foreign exchange risk is the risk related to the potential loss due to adverse movements in foreign exchange rates. The Open Currency Position ("OCP") of the Bank primarily arises from foreign exchange spot and forward transactions. The main currencies to which the Bank is exposed are USD, TL and JPY. The OCP is distinguished between Trading and Structural. The Structural OCP contains all of the Bank's assets and liabilities in foreign currency (for example loans, deposits, etc.), along with the foreign exchange transactions performed by the Treasury Division.

        On a Group level, the foreign exchange risk comes from the OCP of each subsidiary, through the transactions in foreign currencies performed by the local treasury units.

        The Group trades in all major currencies, holding mainly short-term positions for trading purposes and for servicing its institutional/corporate, domestic and international clientele. According to the Bank's policy, at the end of each trading day the OCP should remain within the limits set by the Treasury Division and the GMORMD. The same policy applies to all of our subsidiaries.

Market risk on trading and available-for-sale portfolios—Value-at-Risk ("VaR")

        The Bank estimates the market risk of its trading and available-for-sale portfolios using the VaR methodology. This has been implemented through a software purchased by Algorithmics (RiskWatch). In particular, the Bank has adopted the variance-covariance (VCV) methodology, with a 99% confidence interval and 1-day holding period. The VaR is calculated on a daily basis for the Bank's trading and available-for-sale portfolios, along with the VaR per risk type (interest rate, equity and foreign exchange risk). The approach and the VaR calculations have been thoroughly examined and approved by the Bank of Greece, as well as by internal auditors and external consultants.

        The VaR estimates are used internally as a risk management tool, as well as for regulatory purposes. For internal use, the GMORMD calculates the VaR of the Bank's trading and available-for-sale portfolios, on a daily basis, using the latest 75 exponentially weighted daily observations to construct the VCV files. However, for the period between 12 March 2012 and 30 June 2012, the volatilities of Greek government bond yields were calculated based on 252 equally weighted daily observations. The reason for the methodological adjustment was the intense fluctuations of the Greek bond yields around the PSI period, due to the prevailing economic conditions and the lack of depth in the Greek bond market. The use of the weighted approach would have resulted in an "extreme" increase of the volatility levels of the Greek government bond yields and an overestimation of the Bank's market risk. From July 1, 2012 onwards, we reverted back to the previous methodology.

        The risk factors relevant to the financial products in NBG's portfolio are interest rates, equity indices, foreign exchange rates and commodity prices. Currently the number of risk factors involved in the VaR calculations is 1.045. Additionally, NBG calculates the VaR of the Bank's portfolios by applying the Historical Simulation approach, for comparative purposes.

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

        The table below presents the Bank's VaR (99%, 1-day) for the years 2012 and 2011 respectively:

	Total VaR			Interest Rate VaR			Equity VaR		FX VaR
	2012(1)	2012(2)	2011	2012(1)	2012(2)	2011	2012	2011	2012	2011
	(EUR in millions)
Average	103.2	66.0	35.9	101.9	67.3	37.2	2.2	3.7	2.1	1.1
Max	197.6	133.7	67.1	196.4	134.2	67.7	3.8	7.1	5.7	2.4
Min	16.3	6.0	19.8	16.7	5.0	21.3	1.3	1.6	0.6	0.7
Year End	30.2	17.1	25.8	28.8	16.4	26.1	1.7	1.6	2.2	0.8

(1)
During 2012, the calculation of the variance-covariance matrix used in the VaR model, along with the discount curves of the Greek government bonds, were revised in order to incorporate the credit risk of the Hellenic Republic. The amounts in this column are calculated using the revised methodology.

(2)
During 2012, the calculation of the variance-covariance matrix used in the VaR model, along with the discount curves of the Greek government bonds, were revised in order to incorporate the credit risk of the Hellenic Republic. The amounts in this column are calculated using the previous methodology, that is, without incorporating the credit risk of the Hellenic Republic and instead using the historical returns of the German bonds.

        The most significant type of market risk to which the Bank is exposed, is interest rate risk. It arises mainly from the Bank's trading and available-for-sale bond portfolios, as well as from the interest rate derivatives, both exchange traded and over-the-counter. The level of interest rate risk VaR mostly depends on the level and volatility of the underlying interest rates as well as on the positions of the portfolio.

        During the first six months of 2012, the IR and Total VaR increased substantially. The main reason for this was the significantly high volatility levels of the Greek government bond yields, as a result of the prevailing economic conditions in the Greek bond market around the PSI period. Additionally, part of the VaR increase was attributed to the inclusion in the VaR calculations of the Greek government bond with nominal value EUR 1.4 billion maturing in May 2014, which was received by the Bank in settlement of the Redeemable Preference Shares issued to the Greek State in accordance with Law 3723/2008 (Pillar I).

        During the second half of 2012, the volatilities of the Greek government bond yields gradually declined, and this led to lower VaR estimates for the Bank. Moreover, in December, after the completion of the buy back by the Hellenic Republic, the Bank's portfolio of Greek government bonds was drastically reduced and this caused the IR and Total VaR to decrease further.

        Other than the Bank, the only subsidiary that assumes market risk is Finansbank (the market risk undertaken by the rest of our subsidiaries is insignificant). In order to monitor and efficiently manage market risk, Finansbank calculates VaR on a daily basis for its trading and available-for-sale portfolios, as well as the VaR per risk type (interest rate, equity and foreign exchange risk). These calculations are based on a 99% confidence interval and 1-day holding period. The engine used for all the calculations is the same as NBG (i.e., RiskWatch).

        Finansbank has also established a framework of VaR limits, similar to the one that the Bank has in place.

        The table below presents Finansbank's VaR (99%, 1-day) for the years 2012 and 2011 respectively:

	Total VaR		Interest Rate VaR		Equity VaR		FX VaR
	2012	2011	2012	2011	2012	2011	2012	2011
	(EUR in millions)
Average	11.4	15.8	11.3	15.6	0.3	0.3	0.7	0.7
Max	17.8	27.1	18.3	26.6	0.7	0.7	1.8	2.1
Min	5.9	9.6	6.2	9.7	0.1	0.1	0.1	0.1
Year End	6.3	17.5	7.2	17.5	0.3	0.1	0.2	0.9

        The change in Finansbank's Total VaR is mainly attributed to the change in the interest rate risk VaR. During 2012, the Turkish sovereign interest rates and the respective volatilities gradually decreased, which resulted to a lower VaR estimate.

        Moreover, the Bank calculates the Group VaR on a daily basis, taking into account both its own portfolios and the respective portfolios of Finansbank. The tables below present this VaR (99%, 1-day) for the years 2012 and 2011 respectively:

	Total VaR			Interest Rate VaR			Equity VaR		FX VaR
	2012(1)	2012(2)	2011	2012(1)	2012(2)	2011	2012	2011	2012	2011
	(EUR in millions)
Average	108.5	65.4	46.2	107.1	66.6	47.4	2.3	3.9	2.3	1.3
Max	200.2	129.4	85.7	198.5	130.1	86.1	4.0	7.3	6.6	2.7
Min	23.0	12.6	28.0	22.9	11.8	28.7	1.4	1.7	0.6	0.7
Year End	33.2	18.1	36.2	31.8	17.3	36.5	1.7	1.7	2.3	0.8

(1)
During 2012, the calculation of the variance-covariance matrix used in the VaR model, along with the discount curves of the Greek government bonds, were revised in order to incorporate the credit risk of the Hellenic Republic. The amounts in this column are calculated using the revised methodology.

(2)
During 2012, the calculation of the variance-covariance matrix used in the VaR model, along with the discount curves of the Greek government bonds, were revised in order to incorporate the credit risk of the Hellenic Republic. The amounts in this column are calculated using the previous methodology, that is, without incorporating the credit risk of the Hellenic Republic and instead using the historical returns of the German bonds.

  Back-testing

        The Bank performs back-testing on a daily basis, in order to verify the predictive power of the VaR model. The calculations only refer to the Bank's trading positions, in accordance with the guidelines from the Bank of Greece, and involve the comparison of "hypothetical" daily gains/losses with the respective estimates of the VaR model used for regulatory purposes. The aim of back-testing is to examine whether the hypothetical change in the value of the portfolio, due to the actual movements in the prices of the underlying risk factors, is captured by the VaR estimate of that day. The procedure of back-testing is summarized as follows:

  •
  Calculation of the hypothetical gains/losses on the Bank's trading portfolio between days t and t+1,

  •
  Comparison of the hypothetical gains/losses with the VaR calculated for positions as of the close of business on day t.

        Any excess of the hypothetical losses over the VaR estimate is immediately reported to the Bank of Greece within five business days. Back-testing is applied on the Bank's end-of-day positions and does not take into account any intra-day transactions. During 2012, there was only one exception, in which the back-testing result exceeded the respective VaR calculation.

        Finansbank also performs back-testing on a daily basis, following a procedure similar to the one that the Bank has established. During 2012 there were two exceptions, in which the back-testing result exceeded the respective VaR calculation.

  Stress Testing

        The VaR model is based on certain theoretical assumptions, which do not fully capture the potential "tail events" in the markets.

        To enhance the predictability of our VaR model and minimize the effect of the aforementioned limitations, we perform stress testing on a weekly basis. The aim of stress testing is to evaluate the gains or losses that may occur under extreme market conditions. Stress testing applies on both trading and available-for-sale portfolios and the scenarios used have been approved by our regulatory authorities. These scenarios are presented in the following tables:

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

        Moreover, stress test analysis is performed by Finansbank on its trading and available-for-sale portfolios, on a monthly basis. The scenarios refer to extreme movements of interest rates and foreign exchange prices and are based on the latest financial crises which have taken place in Turkey.

Limitations of the VaR model

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

  •
  all calculations are based on the Bank's positions at the end of each business day, without taking into account the intra-day transactions and any realized losses that might have been incurred;

  •
  VaR estimates rely on small changes in the level of the relevant risk factors. For bigger movements (tail events), the methodology would not fully capture the effect on the value of the portfolio; and

  •
  returns on individual risk factors are assumed to follow a normal distribution. If this is not the case, the probability of extreme market movements could be underestimated.

Country risk

        Country risk is the risk that political or economic changes in a foreign country, could adversely impact our exposure to that country. The main categories of country risk consist of sovereign risk, convertibility risk and transfer risk. Sovereign risk stems from a foreign government's capacity and willingness to repay its debt or other obligations. Convertibility and transfer risk arise when a borrower is unable to convert funds from local to foreign currency in order to repay external obligations. Therefore, country risk refers to all cross border transactions, either with a central government, or with a financial institution, a corporate or retail client.

        The on and off balance sheet items which potentially entail country risk are the following:

  •
  interbank money market placements and risk that arises from OTC transactions, with financial institutions which operate abroad;

  •
  loans to corporations or financial institutions, positions in corporate bonds and project finance loans;

  •
  funded and unfunded commercial transactions;

  •
  participation in the equity of the Group's subsidiaries, which operate in other countries; and

  •
  holdings in sovereign debt.

        In this context, the GMORMD monitors the country risk arising from the Bank's operations on a daily basis, mainly focusing on Cyprus, countries of South East Europe, Turkey, Egypt, Malta and South Africa, where the Group has presence.

Counterparty risk

        Counterparty risk for the Group stems from over-the-counter transactions, money market placements and repo/reverse repo transactions and it arises from the obligor's failure to meet the contractual obligations. For the efficient management of counterparty risk, the Bank has established a framework of counterparty limits. The GMORMD is responsible for the setting and monitoring of these limits.

        Counterparty limits are based on the credit rating of the financial institutions as well as the product type. The credit ratings are provided by internationally recognized rating agencies, in particular by Moody's and Standard & Poor's. According to the Bank's policy, if the agencies diverge on the creditworthiness of a financial institution, the lowest credit rating will be considered.

        The counterparty limits apply to all financial instruments in which the Treasury is active in the interbank market. The limits framework is revised according to the business needs of the Bank and the prevailing conditions in international and domestic financial markets. A similar limit structure for the management of counterparty risk is enforced across all of the Group's subsidiaries.

        The Group seeks to reduce counterparty risk by standardizing relationships with counterparties through ISDA and GMRA contracts, which encompass all necessary netting and margining clauses. Additionally, for almost all active counterparties that are financial institutions, Credit Support Annexes ("CSAs") have been put into effect, so that net current exposures are managed through margin accounts on a daily basis, through the exchange of cash or debt securities used as collateral.

        The Group avoids taking positions on derivative contracts where the values of the underlying assets are highly correlated with the credit quality of the counterparty.

        The estimation of counterparty exposure depends on the type of the financial product. In the case of money market placements the exposure is equal to the face amount of the transaction. In over-the-counter transactions, the exposure is calculated based on Credit Equivalent Factors, according to the relevant maturity of the transaction and its type.

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

Interest rate sensitivity analysis

        We performed a sensitivity analysis to estimate the potential impact of certain changes in interest rates on the fair value of financial instruments held as at December 31, 2012, which are not included in the VaR model developed by the Bank. The analysis below was performed based on the following assumptions:

Balance sheet items

  •
  All balance sheet items have been revalued assuming both a 0.5% and a 1% (i.e., 50 and 100 basis points) increase in interest rates for 2011 and 2012 and both a 0.5% and a 1% (i.e., 50 and 100 basis points) decrease in interest rates in 2011 and 2012 across the maturity ladder (i.e. "parallel shift of the yield curve"). For 2011 and 2012, TL balance sheet items have been revalued assuming both a 1.0% and a 1.5% (i.e., 100 and 150 basis points) increase in interest rates in 2011 and 2012 and both a 1.0% and 1.5% (i.e., 100 and 150 basis points) decrease in interest rates in 2011 and 2012 across the maturity ladder;

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

	December 31, 2012		Market Value Change		Market Value Change
	Carrying Amount	Fair value	+100bps	-100bps	+50bps	-50bps
	(EUR in thousands)
Assets
Deposits with central bank	2,886,428	2,886,428	(6,786)	6,763	(5,123)	4,869
Securities purchased under agreements to resell	833,217	833,217	(333)	327	(221)	218
Interest bearing deposits with banks	2,976,543	2,976,543	(10,109)	13,881	(6,460)	9,950
Held to Maturity securities	355,944	404,974	(19,417)	23,799	(13,921)	15,824
Net loans	67,015,926	68,076,486	(416,000)	423,282	(398,760)	389,283

Total interest rate sensitive assets	74,068,058	75,177,648	(452,645)	468,052	(424,485)	420,144

Liabilities
Total deposits	91,159,102	91,200,760	120,061	(108,693)	105,130	(102,269)
Securities sold under agreements to repurchase	1,108,569	1,108,569	1,629	(1,634)	1,087	(1,089)
Other borrowed funds	2,026,659	2,024,674	11,540	(11,808)	7,723	(7,842)
Long term debt	2,116,490	2,076,090	65,013	(72,361)	48,645	(52,621)

Total interest rate sensitive liabilities	96,410,820	96,410,093	198,243	(194,496)	162,585	(163,821)

Total interest rate balance sheet sensitivity			(650,888)	662,548	(587,070)	583,965

	December 31, 2011		Market Value Change		Market Value Change
	Carrying Amount	Fair value	+100bps	-100bps	+50bps	-50bps
	(EUR in thousands)
Assets
Deposits with central bank	2,898,998	2,898,998	(5,945)	5,946	(5,378)	5,382
Securities purchased under agreements to resell	673,187	673,187	(1,724)	1,726	(2,548)	2,372
Interest bearing deposits with banks	3,767,624	3,771,226	(12,319)	12,310	(11,475)	10,781
Held to Maturity securities	1,002,202	963,301	(70,247)	73,394	(64,245)	69,330
Net loans	69,452,222	69,327,664	(383,353)	397,811	(478,543)	502,243

Total interest rate sensitive assets	77,794,233	77,634,376	(473,588)	491,187	(562,189)	590,108

Liabilities
Total deposits	91,575,302	91,586,745	132,736	(130,273)	135,707	(117,446)
Securities sold under agreements to repurchase	1,302,239	1,302,239	23,463	(23,479)	21,240	(21,241)
Other borrowed funds	925,971	920,699	4,314	(4,391)	2,884	(2,919)
Long term debt	2,937,371	2,897,932	72,892	(80,071)	108,959	(117,740)

Total interest rate sensitive liabilities	96,740,883	96,707,615	233,405	(238,214)	268,790	(259,346)

Total interest rate balance sheet sensitivity			(706,993)	729,401	(830,979)	849,454

Foreign currency sensitivity analysis

        We deal in several currencies thus a sensitivity analysis has been performed to show the effects that a simultaneous change of all currencies against the Euro would have on our financial position.

        The foreign currency exchange sensitivity analysis below was performed based on the following assumptions:

Balance sheet items

  •
  For the fiscal year ended December 31, 2011 and 2012 all balance sheet items have been revalued assuming a 10% increase and a 10% decrease in the value of all currencies other than the Euro and those currencies that are denominations of the Euro against the Euro; and

  •
  all other variables, such as interest rates, were held constant.

	December 31, 2012		Market Value Change
	Carrying amount	Fair value	+10%	-10%
	(EUR in thousands)
Assets
Cash and due from banks	2,156,840	2,156,840	122,675	(100,370)
Deposits with central bank	2,886,428	2,886,428	188,028	(153,841)
Securities purchased under agreements to resell	833,217	833,217	88,895	(72,733)
Interest bearing deposits with banks	2,976,543	2,976,543	48,978	(40,073)
Held to Maturity securities	355,944	404,974	1,190	(974)
Net loans	67,015,926	68,076,486	2,335,811	(1,911,118)
Accrued interest receivable	742,943	742,943	30,923	(25,300)

Total foreign exchange sensitive assets	76,967,841	78,077,431	2,816,500	(2,304,409)

Liabilities
Total deposits	91,159,102	91,200,760	(2,285,086)	1,869,616
Securities sold under agreements to repurchase	1,108,569	1,108,569	(88,800)	72,654
Other borrowed funds	2,026,659	2,024,674	(190,934)	156,219
Long-term debt	2,116,490	2,076,090	(87,289)	71,419

Total foreign exchange sensitive liabilities	96,410,820	96,410,093	(2,652,109)	2,169,908

Total foreign exchange balance sheet sensitivity			164,391	(134,501)

	December 31, 2011		Market Value Change
	Carrying amount	Fair value	+10%	-10%
	(EUR in thousands)
Assets
Cash and due from banks	1,717,736	1,717,736	83,830	(68,588)
Deposits with central bank	2,898,998	2,898,998	62,386	(51,043)
Securities purchased under agreements to resell	673,187	673,187	36,944	(30,227)
Interest bearing deposits with banks	3,767,624	3,771,226	97,892	(80,093)
Held to Maturity securities	1,002,202	963,301	1,437	(1,176)
Net loans	69,452,222	69,327,664	2,055,985	(1,682,170)
Accrued interest receivable	1,156,229	1,156,229	27,867	(22,800)

Total foreign exchange sensitive assets	80,668,198	80,508,341	2,366,341	(1,936,097)

Liabilities
Total deposits	91,575,302	91,586,745	(2,037,662)	1,667,178
Securities sold under agreements to repurchase	1,302,239	1,302,239	(67,140)	54,932
Other borrowed funds	925,971	920,699	(76,666)	62,727
Long-term debt	2,937,371	2,897,932	(78,709)	64,398

Total foreign exchange sensitive liabilities	96,740,883	96,707,615	(2,260,177)	1,849,235

Total foreign exchange balance sheet sensitivity			106,164	(86,862)

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

ITEM 14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.  General Effect of the Modifications on the Rights of Security Holders

        On February 18, 2010, the second Repeat General Meeting of the Bank's Shareholders approved the assignment to the Board of Directors of the right to issue bonds convertible to shares, as per the provisions of articles 3a and 13 of the Greek Company Law 2190/1920 and article 5 of the Bank's Articles of Association, for a period of five years, up to an amount corresponding to 50% of the paid-up share capital of the Bank as at the time of the assignment of the said right, that is EUR 1,696.3 million. The Meeting authorized the Board of Directors to decide the particular terms and details of such issuance, as well as the procedure by which the bonds will be converted to shares.

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

        On December 22, 2011, the Extraordinary General Meeting of the Bank's Shareholders approved a) the share capital increase by EUR 1,000.0 million through the issue of additional 200 million Redeemable Preference Shares at a nominal value of EUR 5.00 each with the cancellation of the preemptive rights of the existing shareholders in favor of the Hellenic Republic, in accordance with the Greek Law 3723/2008 and b) the revocation of the decision of the Extraordinary General Meeting of the Bank's Shareholders held on November 26, 2010 regarding the repurchase by the Bank of the 70 million Redeemable Preference Shares in favor of the Hellenic Republic, in accordance with Greek Law 3723/2008.

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

        The preference shares issued by the Bank in favor of the Hellenic Republic are not transferable and embody the following privileges:

  (a)
  the right to receive payment of a fixed return, calculated on a 10% basis over the issue price of each preference share which is payable within one month as of the Bank's Annual Shareholders Meeting (i) in priority over the ordinary shares, (ii) in priority over the dividend amounts distributed pursuant to article 1 par. 3 of Greek Law 3723/2008 and (iii) irrespective of distribution of dividend to other classes of shareholders and provided that, following payment of the said fixed return, the Bank's and Group's capital adequacy ratios, meet the respective capital adequacy requirements set by the Bank of Greece.

  The distribution is subject to availability of distributable funds, in accordance with article 44a of Greek Company Law 2190/1920. In case of inadequacy of distributable funds, the Preferred Shareholder is entitled to receive payment of fixed return on the preference shares in priority over the Common Shareholders, up to exhaustion of such distributable funds; and

  (b)
  upon liquidation, the right in liquidation proceeds in priority over all other shareholders.

  (c)
  The Hellenic Republic could appoint a member in the Bank's Board of Directors as a representative of the Hellenic Republic. The representative has a right to exercise a veto over any decision of a strategic nature, or on decisions which materially affect the Bank's legal or financial status and require Bank's Shareholders Meeting approval, or on decisions related to dividend distributions and bonus policies for the Bank's management, by resolution of the Minister of Economy and Finance, or that may be deemed by the Hellenic Republic representative that such decisions affect the depositors' interests or materially affect the Bank's credit standing and normal course of business. Furthermore, the representative has the right of free access to the Bank's books and records, restructuring and viability reports, medium-term financing plans, and data regarding the level of credit provided to the real economy, for the purposes of Greek Law 3723/2008. In May 2010, Greek Law 3844/2010, amended Law 3723/2008, under which the preference shares are not mandatorily redeemable. However, if not redeemed after five years following their issuance and if the participating bank's General Meeting of Shareholders has not approved their redemption, the Greek Minister of Finance will impose, pursuant to a recommendation by the Bank of Greece, a gradual cumulative increase of 2% per year on the 10% fixed return provided for during the first five years from the issuance of the shares to the Hellenic Republic.

        As of December 31, 2012, the total paid-up share capital of the Bank amounted to EUR 6,137,952 thousand divided into a) 956,090,482 ordinary shares of a nominal value of EUR 5.00 each, b) 25,000,000 non-cumulative, non-voting, redeemable preference shares, of a nominal value of EUR 0.30 each, and c) 270,000,000 redeemable preference shares of the Hellenic Republic of a nominal value of EUR 5.00 each, in accordance with Greek Law 3723/2008. See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic's Bank Support Plan" for a detailed description of the current plan.

B.
Not applicable.

C.
Not applicable.

D.
Not applicable.

E.
Not applicable.

ITEM 15    CONTROLS AND PROCEDURES

(a)  Disclosure Controls and Procedures

        As of December 31, 2012, we performed an evaluation, under the supervision and with the participation of our Management, including our Chief Executive Officer and Deputy Chief Executive Officer, of the effectiveness of our disclosure controls and procedures as required by Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Our disclosure controls and procedures are designed to ensure that material financial and non-financial information required to be disclosed in this annual report is recorded, processed, summarized and reported in a timely manner, and that it is accumulated and communicated to our Management, including our Chief Executive Officer and Deputy Chief Executive Officer, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

        Based upon that evaluation, the Chief Executive Officer and the Deputy Chief Executive Officer have concluded that our disclosure controls and procedures are ineffective as of December 31, 2012, due to the material weakness described in Item 15 (b) below.

  Disclosure and Transparency Committee

        In June 2003, the Bank's Management established the Disclosure and Transparency Committee. The purpose of the committee is to monitor the accuracy and adequacy of the information included in public announcements, and generally, in any kind of publications made by the Bank, especially information submitted to the SEC.

        For information in relation to the composition of the Disclosure and Transparency Committee, see Item 6.C, "Board Practices—Executive Committees—Disclosure and Transparency Committee".

(b)  Management's Annual Report on Internal Control over Financial Reporting

        The Management of the National Bank of Greece S.A. ("the Bank") is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for National Bank of Greece S.A. and its subsidiaries ("the Group").

        The Group's ICFR is a process designed by, or under the supervision of, the Bank's principal executive officer and principal financial officers, or persons performing similar functions, and effected by the Bank's Board of Directors, Management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Group's ICFR includes those policies and procedures that:

  •
  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group;

  •
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP, and that receipts and expenditures of the Group, are being made only in accordance with authorizations of management and directors of the Group; and

  •
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Group's assets that could have a material effect on the financial statements.

        Because of the inherent limitations of ICFR, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Management assessed the effectiveness of the Group's ICFR as of December 31, 2012, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (COSO). Based on this assessment, Management concluded that, as of December 31, 2012, the Group's ICFR is ineffective, due to a material weakness identified in its ICFR as noted below.

        A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Group's annual or interim financial statements will not be prevented or detected on a timely basis.

        Management identified significant deficiencies in its internal controls related to the lack of sufficient personnel with appropriate US GAAP knowledge, due to the resignation of our Chief Financial Officer and other members of our staff during 2012 which combined with the fact that the Bank relies on several complex manual processes to extract and process high volumes of information from the core banking systems in order to generate the US GAAP financial statements, the controls over which are dependent on such staff. The above significant deficiencies aggregate into a material weakness. Further personnel with appropriate US GAAP knowledge resigned in 2013.

        We are in the process of actively seeking to hire a Chief Financial Officer and other staff members in order to improve our ICFR and to address the material weakness identified above. Additionally, the Bank plans to enhance the reviews over the extraction and processing of the information in order to generate the US GAAP financial statements. We are committed to taking appropriate steps for remediation, as needed. Lastly, we are actively seeking to hire suitably qualified personnel to remedy the vacancy due to the resignation of relevant personnel in 2013.

        The effectiveness of the Group's internal control over financial reporting as of December 31, 2012, has been audited by Deloitte Hadjipavlou, Sofianos & Cambanis S.A., the Group's independent registered public accounting firm as stated in their report appearing in section (c) below, which expressed an adverse opinion on the effectiveness of the Group's ICFR as of December 31, 2012.

Dated May 2, 2013

/s/ Alexandros Tourkolias Alexandros Tourkolias Chief Executive Officer
/s/ Petros Christodoulou Petros Christodoulou Deputy Chief Executive Officer
/s/ Petros Christodoulou Petros Christodoulou Principal Financial Officer

(c)  Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
National Bank of Greece S.A. and subsidiaries
Athens, Greece

        We have audited National Bank of Greece S.A (the "Bank") and subsidiaries (the "Group"), internal control over financial reporting as of December 31, 2012 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

        A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. Management identified and included in its assessment, a material weakness associated with the aggregation of significant deficiencies identified in its internal controls, related to the lack of sufficient personnel with appropriate US GAAP knowledge, due to the resignation of their Chief Financial Officer and other members of their staff during 2012 and the fact that the Bank relies on several complex manual processes to extract and process high volumes of information from the core banking systems in order to generate the US GAAP financial statements, the controls over which are dependent on such staff. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2012 of the Group and this report does not affect our report on such financial statements.

        In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012, of the Group and our report dated May 2, 2013 expressed an unqualified opinion on those financial statements and included explanatory paragraphs relating to (a) the substantial doubt about the Group's ability to continue as a going concern and (b) the translation of Euro amounts into U.S. dollar amounts for the convenience of the readers in the United States in accordance with Note 2 to the consolidated financial statements,

/s/ Deloitte. Hadjipavlou, Sofianos & Cambanis S.A.

May 2, 2013

(d)  Changes in Internal Control over Financial Reporting

        Based on the management's assessment as of December 31, 2011, the Group's internal control over financial reporting was ineffective due to a material weakness identified in its internal control over financial reporting. Specifically, Management identified control deficiencies in its internal controls relating to the methodology for computing the bilateral credit valuation adjustment ("CVA").

        During the year ended December 31, 2012, Management enhanced the CVA related controls, by establishing periodic reviews of the appropriateness of the bilateral CVA methodology, and enhancing the documentation of the CVA related policies, procedures and methodology.

        Other than those changes described above, during the year ended December 31, 2012, there have been no changes in our internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

        We are currently in the process of actively seeking to hire a Chief Financial Officer and other staff members in order to improve our ICFR and to address the material weakness identified above in respect of the year ended December 31, 2012. Additionally, the Group plans to enhance the reviews over the extraction and processing of the information in order to generate the US GAAP financial statements. We are committed to taking appropriate steps for remediation, as needed. Lastly, we are actively seeking to hire suitably qualified personnel to remedy the vacancy due to the resignations of relevant personnel in 2013.

16A    AUDIT COMMITTEE FINANCIAL EXPERT

        On January 28, 2010, the Bank's Board of Directors appointed Mr. Petros Sabatacakis, an independent non-executive member of the Board of Directors, as the Audit Committee Financial Expert to replace Mr. Stefanos Pantzopoulos whose term was to end on the date of the Annual General Meeting of 2010. On June 23, 2011, Mr. Sabatacakis was reappointed by the Bank's Board of Directors until the date of the Annual General Meeting of 2012. On November 23, 2012, the second Repeat Extraordinary General Meeting of Shareholders approved the appointment of Mr. Sabatacakis as the Audit Committee Financial Expert.

        Mr. Sabatacakis is independent, as that term is defined in the New York Stock Exchange's manual for listed companies. Between 1999 and 2004, Mr. Sabatacakis was Chief Risk Manager for Citigroup Inc. During that time, he was responsible for all the financial services of the company's businesses as a member of the Management Committee and a member of the Citicorp Board. All credit, market, and operational risk activities of the Group reported to him. From 1992 to 1997, he was in charge of the financial services subsidiaries of the American International Group, its treasury operations as well as the market and credit risk activities. He was a member of the Executive Committee and a C.V. Starr partner. Prior to that, he was the Head of Global Treasury and Capital Markets at Chemical Bank (now JP Morgan Chase), which he joined in 1973 in Economic Research. Among his positions at Chemical Bank were oversight of the international branches, foreign exchange and securities trading and the management of its funding and investments division. In addition, he had the responsibility for the management of the corporation's overall interest rate risk and investment portfolios. Mr. Sabatacakis, who was born in Greece, earned three degrees from Columbia University: Bachelor of Science, Masters of Business Administration and a Doctor of Philosophy degree in Economics. He has been the chairman of Plan International and Child Reach (child-sponsor non-profit), a Trustee of Athens College in Greece, and a Director Emeritus of the Gennadius Library.

ITEM 16B    CODE OF ETHICS

        The Bank's Board of Directors, in compliance with the U.S. legal and regulatory framework and the decrees of SEC, from February 2004 has approved a separate Code of Ethics for Financial Professionals, which stipulates the fundamental ethical obligations which are binding for:

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

        The Code aims at preventing situations where conflict of interest may arise where the interests of the Covered Persons are not aligned with those of the Bank and the Group, as well as in the cases of unauthorized disclosure of confidential information obtained or created in connection with the Covered Persons' duties. Furthermore, it stipulates that the information contained in public announcements and in official reports and documents are complete, accurate, timely and comprehensive, and that all such information is presented in accordance with applicable rules and regulations.

        The Code of Ethics for Financial Professionals was updated during 2012 to further reinforce the current framework, which the Bank had adopted for the proper and effective implementation of Corporate Governance framework, aligning it with the current organizational structure and in accordance with international best practices.

        The Code of Ethics for Financial Professionals is available on the Bank's website www.nbg.gr (section: The Group / Corporate Governance / Regulations & Principles).

        On November 26, 2006, the Bank's Board of Directors approved a Group Code of Ethics (the "Code of Ethics"), which sets out the core principles and values underlying its internal regulations and policies and the conduct of its employees.

        The Code of Ethics has been formulated on the basis of the fundamental values that the Bank upholds in its business activities and the provisions of the national and international legislation which, accordingly, concern management and employees throughout the Bank and its Group.

        The Code of Ethics applies to all Management and employees of the Bank and the Group, including Independent Associates and Consultants.

        The Code of Ethics is available on the Bank's website www.nbg.gr (section: The Group / Corporate Governance / Regulations & Principles).

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Deloitte Hadjipavlou Sofianos & Cambanis S.A. has served as our principal independent public accountant for each of the past two years ended December 31, 2011 and 2012. The following table presents the aggregate fees for professional audit services and other services rendered by the Group's principal accounting firm Deloitte Hadjipavlou Sofianos & Cambanis S.A., the other member firms of Deloitte Hadjipavlou Sofianos & Cambanis S.A., and their respective affiliates (collectively, "Deloitte").

	Year ended December 31,
Fees by category	2011	2012
	(EUR in thousands)
Audit fees	5,210	6,032
Audit-related fees	1,195	675
Tax fees	280	253
All other fees	25	15

Total	6,710	6,975

Audit Fees

        Fees billed for audit services for the years ended December 31, 2011 and 2012 consisted primarily of the audit of the Group's IFRS and the integrated audit of its U.S. GAAP consolidated Financial Statements, including the audit for compliance with the Sarbanes Oxley Act, the audit of subsidiaries' statutory Financial Statements, and for 2012 includes the tax compliance audits of the Bank and its local subsidiaries.

Audit-Related Fees

        Fees billed for audit related services for the years ended December 31, 2011 and 2012 consisted primarily of comfort letter fees, other audit and attest services and system and application control reviews provided either repeatedly or on adhoc basis.

Tax Fees

        Fees billed for tax services for the years ended December 31, 2011 and 2012 consisted primarily of tax compliance, advisory, and planning services and preparation of tax returns.

Other Fees

        In 2011 and 2012, other audit fees related to various advisory services.

        The Audit Committee has implemented a policy as of May 6, 2003 to approve, on a case-by-case basis, all audit related services, tax services, and other services in accordance with the rules and regulations concerning auditor independence promulgated by the SEC to implement the Sarbanes-Oxley Act of 2002. Following its decision on January 30, 2006, the Audit Committee has adopted pre-approval guidelines for all allowable non-audit services to be offered by the Group's statutory auditors for which the fee is not higher than the equivalent of EUR 20 thousand, as well as for services to NBG Private Equity Ltd regarding the performance of standard agreed upon procedures to audit the exit calculations of Fund investments. These services may be approved by the Chief Financial Officer or its delegate and the Audit Committee's approval is obtained at the next Audit Committee meeting. All other allowable audit and non-audit services to be offered by the Group's statutory auditors are approved, on a case-by-case basis, in accordance with the rules and regulations concerning auditor independence promulgated by the SEC to implement the Sarbanes-Oxley Act of 2002.

        All "Audit fees", "Audit related fees" and "Tax fees" for 2011 and 2012 were specifically approved by the Audit Committee.

ITEM 16D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        From January 1, 2010 to the date of this Annual Report, due to its participation in the Hellenic Republic liquidity support plan (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic's Bank Support Plan") the Bank has not purchased any of its own shares.

        The purchases and (sales) of own shares by the affiliated purchasers (NBG Securities S.A.) for the year 2010 amounted to 15,620,293 shares and (15,213,954) shares respectively. Therefore, the balance of as at December 31, 2010 of own shares amounted to 743,689 shares.

        The purchases and (sales) of own shares by the affiliated purchasers (NBG Securities S.A.) for the year 2011 amounted to 41,381,705 shares and (42,062,422) shares respectively. Therefore, the balance of as at December 31, 2011 of own shares amounted to 62,972 shares.

        The purchases and (sales) of own shares by the affiliated purchasers (NBG Securities S.A.) for the year 2012 amounted to 60,711,618 shares and (60,763,827) shares respectively. Therefore, the balance of as at December 31, 2012 of own shares amounted to 10,763 shares.

ITEM 16F    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G    CORPORATE GOVERNANCE

        NBG Corporate Governance Practices follow the Requirements imposed by the laws and regulations of the Hellenic Republic. Striving to raise corporate governance standards to global best practice, NBG has adopted a Corporate Governance Code which is currently very close to NYSE listing standards and which the Board of Directors is in the process of implementing fully. In terms of actual practice, the most significant differences that still remain between the Bank's Corporate Governance practices and those followed by U.S. based companies under the NYSE listing standards are currently the following:

  •
  NBG's Board of Directors is currently composed of thirteen members and six of them are individuals that are non-executive, independent directors in accordance with NYSE listing requirements. However, the criteria used by the General Meeting of Shareholders to determine formal director independence are set out in the NBG Corporate Governance Code and are very close but not identical to the independence criteria of the NYSE listing requirements.

  •
  the NBG Board of Directors has established a Corporate Governance and Nomination Committee. All of its five members are non-executive directors but, after his Excellency

    Metropolitan of Ioannina Theoklitos's resignation on April 9, 2013, only two are independent according to NYSE listing standards. The Human Resources and Remuneration Committee is composed of non-executive directors and the majority is independent, non-executive directors.

  •
  The Audit Committee is composed of six non-executive directors and five of them are independent. It should be noted that the sixth member is the representative of the HFSF.

        For more information on the Bank's Corporate Governance Practices see Item 6, "Directors, Senior Management and Employees".

PART III

ITEM 17    FINANCIAL STATEMENTS

        Please see Item 18 "Financial Statements".

ITEM 18    FINANCIAL STATEMENTS

        See our consolidated financial statements and the notes thereto beginning on page F-1, which we incorporate herein by reference.

ITEM 19    EXHIBITS

Exhibit Number	Description of Exhibits
1	An English translation of the Articles of Association of the Bank, as amended with effect from December 2012.
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
8	Subsidiaries of the Bank.
12.1	Certification of the Chief Executive Officer, the Deputy Chief Executive Officer and the Principal Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
13.1
Certification of the Chief Executive Officer, the Deputy Chief Executive Officer and the Principal Financial Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for this filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NATIONAL BANK OF GREECE S.A. (Registrant)
By:	/s/ ALEXANDROS TOURKOLIAS Alexandros Tourkolias Chief Executive Officer

Date: May 2, 2013

National Bank of Greece S.A.
and Subsidiaries

Consolidated Financial Statements as of
December 31, 2011 and 2012 and for the
years ended December 31, 2010, 2011 and
2012 and Report of Independent Registered
Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
National Bank of Greece S.A. and subsidiaries
Athens, Greece

        We have audited the accompanying consolidated balance sheets of National Bank of Greece S.A and subsidiaries (the "Group") as of December 31, 2012 and 2011, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of National Bank of Greece S.A. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

        The accompanying financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 3 to the financial statements, the Group's losses from operations resulting from the impact of the impairment losses from the Greek Sovereign debt restructuring and the shareholders capital deficiency raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also discussed in Note 3 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

        Our audits also comprehend the translation of the Euro amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 2, 2013, expressed an adverse opinion on the Group's internal control over financial reporting because of a material weakness.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
May 2, 2013

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2011	2012	2012
		(EUR in thousands)		(USD in thousands) (Note 2)
ASSETS
Cash and due from banks	5	1,717,736	2,156,840	2,818,293
Deposits with Central Bank	6	2,898,998	2,886,428	3,771,629
Securities purchased under agreements to resell	7	673,187	833,217	1,088,746
Interest bearing deposits with banks	8	3,767,624	2,976,543	3,889,381
Trading assets	9	2,964,088	5,468,524	7,145,595
Derivative assets	10	3,605,965	3,693,024	4,825,590
Available-for-sale securities	11	8,571,724	7,091,423	9,266,200
Held-to-maturity securities	11	1,002,202	355,944	465,104
Equity method investments	12	59,139	188,122	245,815
Loans (include EUR 277,247 thousand and EUR 180,611 thousand at December 31, 2011 and 2012, respectively, measured at fair value)	13	76,002,857	74,333,770	97,130,237
Less: Allowance for loan losses		(6,550,635)	(7,317,844)	(9,562,059)

Net loans		69,452,222	67,015,926	87,568,178
Goodwill	14	2,690,864	2,714,480	3,546,949
Software and other intangibles	14	398,992	407,979	533,097
Premises and equipment	15	1,273,455	1,282,394	1,675,675
Accrued interest receivable		1,156,229	742,942	970,785
Other assets (include EUR 295,712 thousand and EUR 306,310 thousand at December 31, 2011 and 2012, respectively, measured at fair value)	16	3,234,810	3,342,157	4,367,121

TOTAL ASSETS		103,467,235	101,155,943	132,178,158

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest bearing deposits (include EUR 1,779,727 thousand and EUR 2,954,945 thousand at December 31, 2011 and 2012, respectively, measured at fair value)	19	88,993,351	88,369,779	115,470,768
Non-interest bearing deposits	19	2,581,951	2,789,323	3,644,745

Total deposits	19	91,575,302	91,159,102	119,115,513
Securities sold under agreements to repurchase	20	1,302,239	1,108,569	1,448,542
Derivative liabilities	10	4,320,488	4,784,397	6,251,662
Other borrowed funds	21	925,971	2,026,659	2,648,189
Accounts payable, accrued expenses and other liabilities (includes EUR 5,009 thousand and EUR 3,727 thousand at December 31, 2011 and 2012, respectively, measured at fair value)	22	3,548,336	3,236,173	4,228,633
Insurance reserves	23	2,760,841	2,517,128	3,289,074
Long-term debt (includes EUR 1,059,297 thousand and EUR 600,066 thousand at December 31, 2011 and 2012, respectively, measured at fair value)	24	2,937,371	2,116,490	2,765,569

Total liabilities		107,370,548	106,948,518	139,747,182

Redeemable non-controlling interest—Temporary equity	33	283,368	256,711	335,438
PERMANENT EQUITY:
NBG shareholders' equity
Preferred stock (25,000,000 shares of par value EUR 0.30 each at December 31, 2011 and 2012 and 270,000,000 shares of par value EUR 5.00 each at December 31, 2011 and 2012)		1,357,500	1,357,500	1,773,814
Common stock, par value of EUR 5.00 (shares authorized, issued and outstanding: 956,090,482 at December 31, 2011 and 2012)		4,780,452	4,780,452	6,246,507
Additional paid-in capital	32	4,090,184	4,079,244	5,330,255
Accumulated surplus / (deficit)		(12,547,110)	(15,036,791)	(19,648,230)
Accumulated other comprehensive loss	40	(1,938,578)	(1,283,899)	(1,677,640)
Treasury stock, at cost (62,972 and 10,763 shares at December 31, 2011 and 2012 respectively)		(110)	(23)	(30)

Total NBG shareholders' equity		(4,257,662)	(6,103,517)	(7,975,324)

Non-controlling interest		70,981	54,231	70,862

Total permanent equity		(4,186,681)	(6,049,286)	(7,904,462)

TOTAL LIABILITIES AND EQUITY		103,467,235	101,155,943	132,178,158

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

		Year ended December 31,
	Note	2010	2011	2012	2012
		(EUR in thousands)			(USD in thousands) (Note 2)
Interest Income:
Loans		5,007,064	5,050,455	4,966,015	6,488,978
Securities available-for-sale		700,962	760,414	649,688	848,932
Securities held-to-maturity		94,895	123,281	57,710	75,408
Trading assets		229,200	191,441	184,593	241,203
Securities purchased under agreements to resell		13,510	31,646	18,987	24,810
Interest-bearing deposits with banks		61,532	63,367	29,742	38,863
Other		41,673	39,046	27,339	35,723

Total interest income		6,148,836	6,259,650	5,934,074	7,753,917

Interest Expense:
Deposits		(1,821,966)	(2,264,935)	(2,517,268)	(3,289,257)
Securities sold under agreements to repurchase		(75,712)	(122,017)	(60,193)	(78,653)
Other borrowed funds		(25,391)	(24,914)	(71,221)	(93,063)
Long-term debt		(139,450)	(197,381)	(80,781)	(105,555)
Other		(2,716)	(2,252)	(4,260)	(5,566)

Total interest expense		(2,065,235)	(2,611,499)	(2,733,723)	(3,572,094)

Net interest income before provision for loan losses		4,083,601	3,648,151	3,200,351	4,181,823
Provision for loan losses	13	(1,204,995)	(3,703,269)	(2,322,306)	(3,034,504)

Net interest income after provision for loan losses		2,878,606	(55,118)	878,045	1,147,319

Non-interest income /(loss):
Credit card fees		188,771	198,411	227,624	297,431
Service charges on deposit accounts		52,722	78,342	97,126	126,912
Other fees and commissions	26	475,692	435,421	455,801	595,585
Net trading loss	27	(1,245,322)	(1,877,038)	(1,365,888)	(1,784,775)
Equity in earnings of investees and realized gains/(losses) on disposal	12	9,245	8,661	14,686	19,190
Other non-interest income	28	1,161,253	862,365	917,312	1,198,631

Total non-interest income / (loss) excluding gains / (losses) on investment securities		642,361	(293,838)	346,661	452,974

Net realized gains/(losses) on sales of available-for-sale securities	11	114,959	(19,466)	350,207	457,607
Other-Than-Temporary-Impairment (of which NIL was recognized in OCI)		(89,497)	(9,173,713)	(410,450)	(536,326)

Net gains / (losses) on available for sale and held to maturity securities		25,462	(9,193,179)	(60,243)	(78,719)

Total non-interest income / (loss)		667,823	(9,487,017)	286,418	374,255

Non-interest expense:
Salaries		(1,233,593)	(1,183,294)	(1,175,458)	(1,535,944)
Employee benefits		(273,013)	(243,134)	(203,899)	(266,430)
Voluntary early retirement schemes		(5,269)	—	—	—
Occupancy expenses		(105,431)	(88,658)	(83,191)	(108,704)
Equipment expenses		(66,488)	(60,804)	(59,107)	(77,231)
Depreciation of premises and equipment		(129,310)	(121,652)	(114,377)	(149,454)
Amortization of intangible assets		(79,906)	(98,930)	(109,910)	(143,617)
Impairment of goodwill		(6,320)	(418,676)	(123,213)	(161,000)
Deposit insurance premium		(54,964)	(57,611)	(48,727)	(63,670)
Other non-interest expense	29	(1,857,828)	(2,233,240)	(1,595,427)	(2,084,708)

Total non-interest expense		(3,812,122)	(4,505,999)	(3,513,309)	(4,590,758)

Loss before income tax		(265,693)	(14,048,134)	(2,348,846)	(3,069,184)
Income tax expense	30	(42,311)	(459,345)	(169,139)	(221,010)

Net loss		(308,004)	(14,507,479)	(2,517,985)	(3,290,194)

Less: Net income attributable to the non-controlling interest		(46,768)	(32,189)	(19,506)	(25,488)

NET LOSS attributable to NBG shareholders		(354,772)	(14,539,668)	(2,537,491)	(3,315,682)

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Continued)

		Year ended December 31,
	Note	2010	2011	2012	2012
		(EUR in thousands)			(USD in thousands) (Note 2)
Net loss		(308,004)	(14,507,479)	(2,517,985)	(3,290,194)
Other comprehensive income / (loss) net of tax:
Foreign currency translation adjustments		191,304	(950,373)	134,594	175,871
Net (losses)/gains on available-for-sale securities:
Net unrealized holding (losses)/gains during the period (net of tax expense/(benefit) of: EUR (431,278) thousand in 2010, EUR (874,733) thousand in 2011 and EUR 132,540 thousand in 2012)		(2,038,388)	(3,256,680)	595,785	778,500
Less: reclassification adjustment for net (gains)/losses included in net income (net of tax (expense)/benefit of: EUR (20,987) thousand in 2010, EUR 4,209 thousand in 2011 and EUR (70,095) thousand in 2012)		(93,972)	15,257	(280,112)	(366,016)
Less: Reclassification adjustment for impairment of available-for-sale securities (net of tax benefit of EUR 18,984 thousand in 2010, EUR 1,353,700 thousand in 2011 and EUR 60,809 thousand in 2012)		70,513	5,608,128	250,878	327,817

Total net (losses)/gains on available-for-sale securities		(2,061,847)	2,366,705	566,551	740,301

Pension (liability)/asset (net of tax expense/(benefit) of EUR (74) thousand in 2010, EUR 1,450 thousand in 2011 and EUR (670) thousand in 2012)		14,605	29,356	(32,065)	(41,899)

Total other comprehensive income / (loss), net of tax		(1,855,938)	1,445,688	669,080	874,273

Comprehensive loss		(2,163,942)	(13,061,791)	(1,848,905)	(2,415,921)

Less: Comprehensive income attributable to the non-controlling interest		(59,299)	(1,817)	(33,906)	(44,304)
Comprehensive loss attributable to NBG shareholders		(2,223,241)	(13,063,608)	(1,882,811)	(2,460,225)
Loss per share
Basic EPS	34	(0.56)	(15.22)	(2.65)	(3.46)
Diluted EPS	34	(0.56)	(15.22)	(2.65)	(3.46)

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

		Year ended December 31,
	Note	2010	2011	2012	2012
		(EUR in thousands)	(EUR in thousands)	(EUR in thousands)	(USD in thousands) (Note 2)
Common Stock:
Balance at beginning of year (607,041,577 of par value EUR 5.0 each at 2010 and 956,090,482 of par value EUR 5.0 each at 2011 and 2012)		3,035,208	4,780,452	4,780,452	6,246,507
Issuance of 121,408,315 shares of par value EUR 5.0 through a rights issue		607,041	—	—	—
Issuance of 227,640,590 shares of par value EUR 5.0 through a rights issue by conversion of 227,640,590 convertible bonds		1,138,203	—	—	—

Balance at end of year (956,090,482 shares at 2010, 2011 and 2012) of par value EUR 5.0 each		4,780,452	4,780,452	4,780,452	6,246,507

Preferred stock
Balance at beginning of year (25,000,000 shares of par value EUR 0.3 each and 70,000,000 shares of par value EUR 5.0 each at 2010 and 2011 and 25,000,000 shares of par value EUR 0.3 each and 270,000,000 shares of par value EUR 5.0 each at 2012)		357,500	357,500	1,357,500	1,773,814
Issuance of preference shares (200,000,000 of par value EUR 5.0 each)		—	1,000,000	—	—

Balance at end of year (25,000,000 shares of par value EUR 0.3 each and 70,000,000 shares of par value EUR 5.0 each at 2010 and 25,000,000 shares of par value EUR 0.3 each and 270,000,000 shares of par value EUR 5.0 each at 2011 and 2012)		357,500	1,357,500	1,357,500	1,773,814

Additional Paid-in Capital:
Balance at beginning of year		3,878,079	3,883,461	4,090,184	5,344,550
Issuance of 121,408,315 shares in 2010 through a rights issue		24,282	—	—	—
Issuance of 227,640,590 shares through a rights issue by conversion of 227,640,590 convertible bonds		45,528	—	—	—
Issue costs for the issuance of 121,408,315 and 227,640,590 shares in 2010, net of tax		(77,951)	—	—	—
Share based payments		12,306	—	—	—
Loss on sales of treasury stock (net of tax (expense)/benefit of EUR 715 thousand, EUR 990 thousand and EUR 185 thousand in 2010, 2011 and 2012 respectively)		(2,861)	(3,961)	(739)	(966)
Issue costs net of tax in 2011 from the issuance of 200,000,000 preference shares		—	(8,800)	—	—
Purchase of subsidiaries shares from non-controlling interest	4	4,078	219,484	(10,201)	(13,329)

Balance at end of year		3,883,461	4,090,184	4,079,244	5,330,255

Accumulated Surplus:
Balance at beginning of year		2,450,025	2,022,142	(12,547,110)	(16,395,020)
New redeemable non-controlling interest, redemption of redeemable non-controlling interest and changes in the redemption amount of redeemable non-controlling interests	33	(1,553)	(29,584)	47,810	62,472
Net income		(354,772)	(14,539,668)	(2,537,491)	(3,315,682)
Preferred dividend, net of EUR 7.7 million tax in 2010		(71,558)	—	—	—

Balance at end of year		2,022,142	(12,547,110)	(15,036,791)	(19,648,230)

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (Continued)

		Year ended December 31,
	Note	2010	2011	2012	2012
		(EUR in thousands)	(EUR in thousands)	(EUR in thousands)	(USD in thousands) (Note 2)
Accumulated Other Comprehensive Income/ (Loss)—net of tax:	40
Balance at beginning of year		(1,517,127)	(3,385,596)	(1,938,578)	(2,533,095)
Net change in fair value of securities available-for-sale		(2,065,236)	2,372,126	556,405	727,042
Foreign currency translation adjustments		182,099	(925,522)	129,710	169,490
Pension liability		14,668	29,456	(31,436)	(41,077)
Acquistion and disposal of subsidiaries shares from non-controlling interest		—	(29,042)	—	—

Balance at end of year		(3,385,596)	(1,938,578)	(1,283,899)	(1,677,640)

Treasury Stock, at Cost:
Balance at beginning of year (337,350, 743,689 and 62,972 shares at 2010, 2011 and 2012 respectively)		(10,626)	(4,901)	(110)	(144)
Sale of treasury stock (15,213,954, 42,062,422 and 60,763,827 shares during 2010, 2011 and 2012 respectively)		163,101	172,848	121,483	158,739
Purchase of treasury stock (15,620,293, 41,381,705 and 60,711,618 shares during 2010, 2011 and 2012 respectively)		(157,376)	(168,057)	(121,396)	(158,625)

Balance at end of year (743,689, 62,972 and 10,763 shares at 2010, 2011 and 2012 respectively)		(4,901)	(110)	(23)	(30)

Total NBG shareholders' equity		7,653,058	(4,257,662)	(6,103,517)	(7,975,324)

Non-controlling interest (NCI)—net of tax:
Balance at beginning of year		844,727	821,631	70,981	92,749
Net income		25,604	19,107	(7,350)	(9,604)
Net change in fair value of securities available-for-sale		2,438	19	321	419
Foreign currency translation adjustments		6,097	(2,738)	810	1,058
Pension liability		94	37	(83)	(108)
Changes of non-controlling interest due to acquisitions, establishments, capital contributions and changes in subsidiaries shareholding		(57,329)	(767,075)	(10,448)	(13,652)

Balance at end of year		821,631	70,981	54,231	70,862

Total permanent equity		8,474,689	(4,186,681)	(6,049,286)	(7,904,462)

Redeemable non-controlling interest—Temporary equity:
Balance at beginning of year		254,499	265,982	283,368	370,270
Net income		21,164	13,082	26,855	35,091
Net change in fair value of securities available-for-sale		951	(5,440)	9,825	12,838
Foreign currency translation adjustments		3,108	(22,113)	4,074	5,323
Pension liability		(157)	(137)	(546)	(713)
Capital Contribution		13,218	2,410	—	—
Redemption of redeemable NCI		(33,253)	—	(24,991)	(32,655)
Changes in the redemption amount of redeemable NCI		6,452	29,584	(41,874)	(54,716)

Balance at end of year		265,982	283,368	256,711	335,438

Total temporary equity		265,982	283,368	256,711	335,438

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2010	2011	2012	2012
		(EUR in thousands)		(USD in thousands) (Note 2)
Cash flows from Operating Activities:
Net loss	(308,004)	(14,507,479)	(2,517,985)	(3,290,194)
Adjustments to reconcile net income / (loss) to net cash provided by/(used in) operating activities:
Provision for loan losses	1,204,995	3,703,269	2,322,306	3,034,504
Net (gain)/loss on sale of premises and foreclosed assets	841	(9,155)	12,446	16,263
Net realized (gain) / loss on sales of available-for-sale securities	(114,959)	19,466	(350,207)	(457,607)
Other Than Temporary Impairment of AFS and HTM securities	89,497	9,173,713	410,450	536,326
Equity in earnings of equity method investees	(9,245)	(8,661)	(14,686)	(19,190)
Depreciation of premises and equipment	129,310	121,652	114,377	149,454
Amortization of software and other intangibles	79,906	98,930	109,910	143,617
Impairment of goodwill	6,320	418,415	123,213	161,000
Impairment of equity method investments	—	1,675	554	724
Share based payments	12,306	—	—	—
Pension liability	14,531	30,806	32,735	42,774
Provision for deferred income taxes	(217,867)	305,706	(36,096)	(47,167)
Net gain on the disposal of subsidiaries	—	—	(158,328)	(206,884)
Net (gain)/loss from changes in the fair value of financial instruments designated at fair value	(239,649)	(37,429)	15,054	19,671
Gain on debt extinguishment	(10,855)	(7,651)	(8,688)	(11,352)
Other non cash items including provisions for contingencies and impairment of other assets	(11,364)	181,132	(26,344)	(34,423)
Changes in assets and liabilities
Trading assets, derivative instruments and financial assets market-to-market through the profit and loss	1,415,211	384,594	(786,947)	(1,028,286)
Accrued interest receivable	(165,495)	39,501	31,485	41,141
Other assets	124,515	(356,537)	(326,947)	(427,214)
Accounts payable, accrued expenses and other liabilities	(878,344)	(125,197)	(461,125)	(602,542)
Insurance reserves	209,971	229,497	(195,792)	(255,837)

Cash flows provided by/(used in) operating activities	1,331,621	(343,753)	(1,710,615)	(2,235,222)
Cash Flows from Investing Activities:
Activities in available-for-sale securities:
Purchases	(16,243,881)	(10,021,825)	(7,610,655)	(9,944,669)
Sales proceeds	13,883,742	7,679,578	7,862,773	10,274,106
Maturities, prepayments and calls	732,727	3,963,796	2,225,766	2,908,358
Activities in held-to-maturity securities:
Purchases	(1,290,903)	(200,554)	(637,101)	(832,485)
Maturities, prepayments and calls	8,614	321,362	600,506	784,667
Disposal of subsidiaries	—	—	37,463	48,952
Purchases of premises and equipment	(165,567)	(143,859)	(133,369)	(174,270)
Proceeds from sales of premises and equipment	7,684	21,246	3,618	4,728
Disposals/(acquisitions) of equity investments	(11,249)	(2,438)	(14,366)	(18,772)
Net cash provided by (used in):
Deposits with central bank	(40,482)	62,830	12,570	16,425
Loan origination and principal collections	(3,309,256)	2,683,047	(321,522)	(420,125)
Securities purchased under agreements to resell	385,809	(526,885)	(160,030)	(209,108)
Interest bearing deposits with banks	(3,320,814)	2,542,254	791,081	1,033,687
Other	(91,645)	(76,492)	(110,574)	(144,485)

Cash flows provided by / (used in) investing activities	(9,455,221)	6,302,060	2,546,160	3,327,009

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Year ended December 31
	2010	2011	2012	2012
	(EUR in thousands)	(EUR in thousands)	(EUR in thousands)	(USD in thousands) (Note 2)
Cash flows from Financing Activities:
Proceeds from issuance of long-term debt	2,826,537	196,409	518,903	678,039
Principal repayments and retirements of long-term debt	(2,220,735)	(1,144,844)	(1,032,920)	(1,349,693)
Proceeds from issuance of common and preferred stock (net of issue costs of EUR 98,995 thousand in 2010, EUR 1,000 thousand in 2011 and EUR 10,000 thousand in 2012)	1,716,059	(1,000)	(10,000)	(13,067)
Purchases of treasury stock	(157,376)	(168,057)	(121,396)	(158,625)
Proceeds from sales of treasury stock	159,525	167,897	120,559	157,532
Acquisition of and increase of controlling interest in subsidiary companies	(88,351)	(43,400)	(37,822)	(49,421)
Disposal of subsidiary shareholding without loss of control	1,375	2,055	—	—
Capital contribution by non-controlling interest holders	14,321	2,452	172	225
Dividends paid	(63,789)	(23,980)	—	—
Net cash provided by/(used in):
Deposits	6,080,178	(2,175,477)	(750,354)	(980,470)
Securities sold under agreements to repurchase	(947,151)	(2,236,050)	(193,670)	(253,064)
Other borrowed funds	800,879	(185,692)	1,100,688	1,438,244

Cash flows provided by /(used in) financing activities	8,121,472	(5,609,687)	(405,840)	(530,300)
Effect of exchange rate change on cash and due from banks	7,904	(67,041)	9,399	12,281
Net increase/(decrease) in cash and due from banks	5,776	281,579	439,104	573,767
Cash and due from banks at beginning of year	1,430,381	1,436,157	1,717,736	2,244,526

Cash and due from banks at end of year	1,436,157	1,717,736	2,156,840	2,818,293
Supplemental Disclosure of Cash Flow Information:
Cash paid for:
Income taxes	207,817	128,083	123,582	161,482
Interest	2,360,704	2,352,184	2,624,673	3,429,600
Supplemental schedule of non cash investing and financing activities:
Fair value of interest retained (49%) in the former subsidiary Finans Pension (see Note 4)	—	—	104,928	137,107
Issuance of 200,000,000 preference shares of par value EUR 5.0 each (see Note 32)	—	1,000,000	—	—

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:    ORGANIZATION

        The National Bank of Greece S.A. (the "Bank") is a commercial bank and was incorporated in the Hellenic Republic in 1841. The National Bank of Greece S.A. and its subsidiaries (the "Group") provide a wide range of financial services activities including retail and commercial banking, global investment management, investment banking, insurance, investment activities and securities trading. The Group's non-financial service activities include hotels, warehouse management and real estate investments. The Group operates in Greece, Turkey, UK, South Eastern Europe, Cyprus, Malta, Egypt and South Africa.

NOTE 2:    REPORTING CURRENCY AND TRANSLATION INTO US DOLLARS

        The accompanying consolidated financial statements as of December 31, 2012, are expressed in Euro (EUR). The translation of EUR amounts into US dollar amounts is presented solely for the convenience of the reader and should not be construed as representations that the amounts stated in EUR have been or could have been or could be now or at any time in the future converted into US dollars at this or any other rate of exchange. The exchange rate used for the purpose of this disclosure is the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs by the Board of Governors of the Federal Reserve Bank of New York on Friday, April 19, 2013 which was EUR 0.7653 to USD 1.00 (EUR 0.7579 to USD 1.00 on December 31, 2012).

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

        Going concern—The crisis in the Greek economy resulted in impairment losses recorded in several classes of assets like Greek government bonds and other loans in Greece which have adversely impacted the financial position, the results of operations, cash flows and regulatory ratios of the Bank, and consequently of the Group in the 2011 and the 2012 financial statements. Furthermore, the crisis has limited the Bank's access to liquidity from other financial institutions. The Bank relies on liquidity facilities provided by the Eurosystem liquidity facilities.

        The ability of the Bank to continue as a going concern is dependent on (a) raising sufficient funds to restore the Group's and the Bank's financial positions which are currently negative and maintain adequate levels of capital and (b) the continuing reliance on and the continuation of the Eurosystem liquidity facilities.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Article 47 of Greek Company Law 2190/1920 provides that entities whose total equity is less than 50% of their share capital are obliged within six months from the year end to convene shareholders' meeting in order to approve actions for improving the said ratio. In addition Article 48 of Greek Company Law 2190/1920 provides that if the entities whose total equity is less than 10% of their share capital and the above shareholders' meeting does not take any decision for the restoration of the equity ratio, following a court decision, triggered by anyone who has a legitimate interest, the entity may be liquidated.

        Specifically, the Directors, in concluding that the Group and the Bank can continue to operate for the foreseeable future have considered that the above specific requirements of Greek Company Law 2190/1920 were covered by the recapitalization plan for Greek banks. The recapitalization plan for Greek banks forms an integral part of the financial assistance under the second economic adjustment program for Greece, which was ratified by the Greek Parliament on February 14, 2012 and adopted by the Council of the EU (the "Eurogroup") on February 21, 2012 and March 13, 2012 (the "Program"). Following the approval by the second Repeat General Meeting of NBG's Shareholders on April 29, 2013 of the share capital increase in the context of the recapitalization, NBG's recapitalization is the final stage of implementation under the auspices of the Bank of Greece and is expected to be completed in June 2013.

        The Program, which has already been approved by the Troika along with a specific sequence of disbursements, commits funds for the recapitalization plan, amounting up to EUR 50 billion and is now in the implementation phase. According to the Program:

  a)
  From January 1, 2012 the Bank of Greece allowed the banks to operate at a Core Tier I Capital Ratio lower than that required, until the banks achieved the minimum level of capital required, as provided by the Bank of Greece. In March 2013, the Executive Committee of the Bank of Greece issued Decision 13/28.03.2013, which resets Core Tier I Capital Ratio for Greek Financial Institutions at 9% and redefines the assets that are eligible for Core Tier I Capital, amending GA/BoG 2630/29.10.2010.

  b)
  Banks which were deemed viable based on their business and capital raising plans, as assessed by the Bank of Greece, were given the opportunity to raise capital in the market. Residual capital needs will be met from public support from the HFSF through ordinary shares and / or contingent convertible bonds, in a manner that preserves private sector incentives to inject capital.

        The Directors consider that it is appropriate to continue to adopt the going concern basis in preparing the financial statements for the Group and the Bank because:

  a)
  Although the Bank has received no guarantees, the Directors have a reasonable expectation that the Bank will continue to have access to the Eurosystem liquidity facilities.

  b)
  The temporary measures provided by the Bank of Greece and the ECB as described above in relation to the minimum capital requirements gave the Bank enough time to initiate the recapitalization process in order to raise the necessary capital in the context of Greek Law 3864/2010. The second Repeat Extraordinary General Meeting of Shareholders on April 29, 2013, approved the Bank's share capital increase (see Note 42) and the recapitalization is expected to be completed by June 2013.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  c)
  The Bank submitted a business and capital raising plan which included the time schedule for the implementation of the capital actions described therein, and based on this plan, the Bank was evaluated as viable by the Bank of Greece.

  d)
  On May 28, 2012, the HFSF contributed European Financial Stability Facility (the "EFSF") bonds, with nominal amount totalling EUR 7,430.0 million, as an advance for its participation in the Bank's future share capital increase.

  e)
  On November 9, 2012, Act No.38/9.11.2012 of the Council of Ministers (G.G. A' 223/2012), provided for the terms and conditions to be followed by the eligible banks for recapitalization.

  f)
  On December 20, 2012, the Bank of Greece through its letter to the Bank, copied Decision 52/23/26.10.2012 of the Credit and Insurance Committee in which it is mentioned that the capital required by the Bank, amounted to EUR 9,756.0 million. Taking into consideration the EUR 7,430.0 million of EFSF bonds already received as noted above, the remaining capital requirement amounted to EUR 2,326.0 million.

  g)
  On December 21, 2012, the HFSF contributed EFSF bonds, with nominal value of EUR 2,326.0 million, as an additional advance for the participation in the Bank's future share capital increase.

        Furthermore, the HFSF is committed to subscribe for any amount of unsubscribed share capital and / or the convertible bonds up to EUR 9,756.0 million and this commitment is valid up to April 30, 2013. Management, based on the approval by the second Repeat General Meeting of NBG's Shareholders on April 29, 2013 of the share capital increase in the context of the recapitalization and the fact that the Bank has received from the HFSF, EFSF bonds of EUR 9,756.0 million as an advance for the participation in the Bank's future share capital increase, expects that the commitment of the HFSF will be extended further to 30 April 2013, until the completion of the share capital increase which is expected in June 2013.

        At December 31, 2012, the Group's total capital adequacy ratio amounted to 9.0%. Although based on information regarding the Group's capital adequacy as of December 31, 2012, taking into consideration the total amount of the imminent share capital increase in the context of the recapitalization, the Core Tier I 9.0% threshold applicable from March 31, 2013 as defined in Decision 13/28.03.2013 issued by Executive Committee of Bank of Greece, is not satisfied, the Group has already initiated certain actions aiming at improving its capital adequacy, such as the disposal of its subsidiary Astir Palace Vouliagmeni S.A. (see Note 42) that we expect will have a positive impact on our capital and/or our risk weighted assets, and intends to carry out additional actions if necessary to comply with the capital requirements. Management expects that the actions the Group intends to carry out aiming at improving its capital adequacy will restore the capital adequacy ratio at or above the required level.

        Principles of consolidation—The consolidated financial statements of the Group include the accounts of the Bank and its direct and indirect subsidiaries, other than variable interest entities ("VIEs"), in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control, for entities in which the equity holders have substantive voting interests. The Group also consolidates VIEs where the Group is the primary beneficiary. The Group consolidates a VIE when it has both the power to direct the activities that most significantly impact the VIE's economic success and a right to receive benefits or absorb losses of the entity that could be potentially significant

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

to the VIE. The effects of inter-company transactions and balances have been eliminated. Changes in an ownership interest in a subsidiary that does not result in the Group losing control over the subsidiary are accounted for as equity transactions.

        Subsequent events—All material events that occurred after the date of the consolidated financial statements and before these were issued, have been either recognized or disclosed in the Notes to the consolidated financial statements.

        The Group evaluated events from the date of these consolidated financial statements on December 31, 2012, through the issuance of these consolidated financial statements.

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

        Derivatives—The Group maintains an overall risk management strategy that incorporates the use of derivative instruments to reduce certain risks related to interest rate and foreign currency volatility. On the date the Group enters into a derivative contract, the Group designates the derivative instrument as

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

either hedging or as a freestanding derivative instrument. At December 31, 2012 and 2011 the Group did not have any of its derivative instruments designated as hedging instruments. For freestanding derivative instruments, changes in fair values are reported in current period net income and included in the net trading profit/(loss).

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

        Loans and leases—Loans are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance.

        Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment to the yield of the related loans.

        There are no loans that have been originated which are intended for sale in the secondary market.

        Loans also include aggregate rentals on lease financing transactions and residual values net of related unearned income. Lease financing transactions represent direct financing leases. Unearned income is amortized under a method that results in an approximate level rate of return when related to the unrecovered lease investment.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        A loan is determined to be past due when any amount with respect to the loan is not collected when contractually due.

        The Group has identified two portfolio segments in accordance with ASC 310-10-20 and its internal policies, consumer loans and commercial loans. Consumer loans consist of a large number of homogeneous loans of small amounts given to individual borrowers. Therefore, the consumer loans portfolio is diversified and more resilient to specific risks associated with individual borrowers, but may be more severely affected by changes in macroeconomic conditions (e.g. GDP evolution, unemployment and disposable income). Commercial loans in general consist of large exposures to fewer borrowers to cover their business financing needs. The commercial loans portfolio is less diversified, and therefore, more vulnerable to risks associated with individual borrowers.

        As described in Note 13 the Group has elected fair value accounting for certain loans. Such loans are carried at fair value with changes in fair value reported in earnings.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  (ii)
  Unsecured consumer, credit card and Small Business Lending ("SBL") exposures may not be written-off for accounting purposes even after a period of at least 60 months after the agreement is terminated.

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

        Written-off loans, either retail or corporate, are monitored until completion and exhaustion of legal actions having taken into consideration the efforts and cost required.

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

        Modifications and Troubled Debt Restructurings ("TDRs")—Modifications are considered TDRs if, for economic or legal reasons related to the customer's financial difficulties, a concession is granted to the customer that the Group would not otherwise consider. The concession granted typically involves a modification of terms such as the change of the interest rate, or the reduction of the principal, or the interest accrued off-balance sheet of the loan or the extension of maturity at a stated interest rate lower than the current market rate for a new loan with similar risk.

        Each modified loan resets the number of days past due. TDRs that were non-accruing at the time of the restructuring remain non-accruing until a minimum number of payments are made by the borrower, ranging from 4 to 12 depending on the loan product. Loans classified as TDRs are considered impaired.

        Allowance for loan losses and reserves for unfunded lending commitments—The allowance for loan losses is management's estimate of probable incurred losses, including probable incurred losses related to loans modified in a trouble debt restructuring. A loan is considered impaired when, based on current information and events, it is probable that the Group will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the agreement or when it has been classified as TDR.

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

        Additions to the allowance for loan losses are made by charges to the provision for loan losses and credit exposures deemed to be uncollectible are charged against the provision for loan losses.

        Subject to compliance with tax laws in each jurisdiction, a loan which is deemed to be uncollectible or forgiven is written off against the related provision for loans impairment. Subsequent recoveries of amounts previously charged as uncollectible are credited to provision for loan losses in the Income statement.

        Under Greek regulations, loans cannot be written off until legal remedies for recovery, which can be a very lengthy process, have been exhausted. Similar regulations apply to our subsidiaries outside Greece, however the legal process takes, in general, significantly less time than in Greece. Historical loss amounts are based on recoveries relating both to balances written off and to balances not written off because not all legal actions for recovery have been fully exhausted.

        In addition to the allowance for loan losses, the Group also estimates probable losses related to unfunded lending commitments, such as commercial letters of credit, standby letters of credit and financial guarantees written. Additions to the reserve for unfunded lending commitments are made by charges to the provision for credit losses. The allowance is estimated using the methodology applied to commercial loans.

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

        Goodwill, software and other intangibles—Net assets of companies acquired in purchase transactions are recorded at fair value at the date of the acquisition. As such, the historical cost basis of individual assets and liabilities are adjusted to reflect their fair value. Goodwill is not amortized, but is reviewed at the reporting unit level for potential impairment at least on an annual basis at the end of the reporting period, or more frequently if events or circumstances indicate a potential impairment. The Group has an option to assess qualitative factors to determine if it is necessary to perform the goodwill impairment test. If, after assessing the totality of events or circumstances, the Group determines that it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, no further testing is necessary. If, however, the Group determines that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, then the Group is required to perform the first step of the two-step goodwill impairment test. The impairment test is performed in two phases. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

exceeds its implied fair value. Intangible assets subject to amortization are evaluated for impairment if events and circumstances indicate a possible impairment. Intangible assets that are not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. Intangible assets subject to amortization are amortized on a straight-line basis over the period benefited, using an estimated range of anticipated lives, which are 3 to 14 years for software and 6 to 11 years for intangibles arising on acquisitions such as customer relationships and core deposits. Trade names have indefinite useful lives.

        Premises and equipment—Premises and equipment, including buildings, are stated at cost less accumulated depreciation, except for land, which is stated at cost. Depreciation is provided on a straight-line depreciation basis over the estimated useful lives of individual assets and classes of assets. Maintenance, repairs and minor alterations are expensed as incurred.

        Long-lived assets, including those that are to be disposed of, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is evaluated by determining if the expected undiscounted future cash flows of a long-lived asset are lower than its carrying value. If not recoverable, the Group recognizes an impairment loss for the difference between the carrying amount and the estimated fair value of the asset. The impairment loss, if any, is reflected in non-interest expense.

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

        Income taxes—Income taxes payable on profits, based on the applicable tax laws in each jurisdiction, is recognized as an expense in the period in which profits arise. The Group accounts for deferred income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements.

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

        Recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences, such as tax operating loss carry forward and tax credits, will be realized, based on all available evidence. A valuation allowance is recorded to reduce the amount of the deferred tax assets to the highest amount that is more likely than not to be realized. In making such determination, the Group considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial results. In the event the Group was to determine that it would be able to realize its deferred income tax assets in the future in excess of their net recorded amount, it would make an adjustment to the valuation allowance which would reduce the provision for income taxes.

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

        Insurance operations—Insurance operations include both life and general (property and casualty) insurance underwriting operations. Life insurance underwriting operations include traditional and universal life-type contracts. Traditional basic life insurance policies with regular and single premium mode are accounted for as long-duration and limited-payment contracts respectively. Riders attached to basic life policies distinguished by the ability of the Group to apply premium increases in order to absorb adverse claims experience. Property and Casualty insurance policies are accounted for as short duration contracts and their corresponding liabilities (Unearned premium reserves, Unexpired risk reserve, Outstanding claims reserve and Provision for claims incurred but not reported ("IBNR")) are included in Insurance Reserves in the accompanying Consolidated Balance Sheets. Income from insurance operations and expenses such as insurance claims, reserves movement, commissions and reinsurance premium ceded are included in other non-interest income and expenses, respectively. In particular, premiums from life insurance and mortgage payment insurance plans are included in "Other non-interest income", whereas claims, reserve movement and commissions are included in "Other non-interest expense".

        Premium revenues from traditional life insurance policies (long-duration contracts) are recognized as revenue as and when they become due from policyholders. Premiums collected on universal life-type contracts are not reported as revenue. Revenues from such contracts represent amounts assessed against policyholders and are reported in the period that the amounts are assessed. Premium income from short duration contracts, including reinsurance assumed, is recognized over the life of the policy. Income and costs on policies, which relate to subsequent periods are deferred and recognized in the period to which they relate. Liabilities for outstanding claims and claim adjustment expenses are estimates of payments to be made for reported claims and claim adjustment expenses and estimates of claim and claim adjustment expenses incurred but not reported. These liabilities are determined using case basis evaluations and statistical analyses of historical loss patterns and represent estimates of the ultimate cost of all losses incurred but not paid. These estimates are continually reviewed and adjusted as necessary; adjustments are recognized in the period in which the adjustments occur.

        The Group establishes liabilities for amounts payable under insurance policies. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with U.S.GAAP and applicable actuarial standards. For long duration contracts, principal assumptions used in the establishment of liabilities for future policy benefits are future investment yields, mortality, expenses, options and guarantees, morbidity and termination rates at the time of inception of insurance contracts. Original assumptions are adjusted to reflect actual experience and may require the establishment of premium deficiency reserve. Revised assumptions reflect estimates of future monetary inflation, medical

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

inflation, the swap rate of bonds as at the end of each reporting period and recent experience concerning risk factors mentioned above. An appropriate discount factor is used. Premium deficiency reserve may also be established for short duration contracts to provide for expected future losses. These reserves are based on actuarial estimates of the amount of loss inherent in that period, including losses incurred for which claims have not been reported. Changes in the premium deficiency reserve are recognized in the period in which the changes occur.

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

        The Group incurs costs in connection with acquiring new and renewal insurance business. Costs that are related directly to the successful acquisition or renewal of insurance contracts are capitalized and include commissions and other incremental direct costs of contract acquisition. All other acquisition-related costs, including those related to general advertising and solicitation, market research, agent training, product development, unsuccessful sales and underwriting efforts, as well as all indirect costs, are expensed as incurred. Deferred acquisition costs are amortized over the terms of the insurance policies.

        For each of its reinsurance agreements, the Group determines whether the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. Cessions under reinsurance agreements do not discharge the Group's obligations as the primary insurer. The Group reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. Ceded policyholder and contract related liabilities, other than those currently due, are reported gross on the Consolidated Balance Sheets. Amounts currently recoverable under reinsurance agreements are included in Other Assets and amounts currently payable are included in Other Liabilities. Assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance agreement. In the event that reinsurers do not meet their obligations to the Group under the terms of the reinsurance agreements, reinsurance recoverable balances could become uncollectible. In such instances, reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance.

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

        Each year the Bank is required, by Greek Company Law 2190/1920, to declare and distribute a minimum dividend out of its net profits, if any, equal to 35% of the net profits for the year less statutory reserves, any profits resulting from the sale of equity participations that represent at least 20% of the paid up share capital of a subsidiary company in which the Bank has held an equity participation for at least ten years and unrealized net gains from financial instruments.

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

        Normally, dividends are declared and paid in the year subsequent to the reporting period. Banks participating in the plan were allowed to distribute dividends, for 2010 and 2011, only in the form of shares, however, these could not be treasury shares, in accordance with Greek Law 3965/2011 and Greek Law 4063/2012, respectively. No dividend distribution to any class of shares was approved by the annual Ordinary General Meeting of the Bank's Shareholders held on June 28, 2012, in compliance with the provisions of articles 44a, 42c and 43 of Greek Company Law 2190/1920.

        The restrictions of Greek Law 3723/2008 regarding the distribution of dividends apply by analogy to the Bank as a result of its participation in the recapitalization framework of Greek Law 3864/2010. In addition, for so long as the Bank participates in the recapitalization framework of Greek Law 3864/2010, the Hellenic Financial Stability Fund's ("HFSF") representative who sits on the Bank's Board of Directors has the power to veto any decision of the Board of Directors of the Bank regarding, inter alia, the distribution of dividends and remunerations.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In addition, pursuant to the commitments undertaken by the Hellenic Republic vis-à-vis the European Commission due to the provision of state-aid to Greek banks, the Bank is prohibited from distributing dividends or paying coupons on own fund instruments or releasing reserves to put itself in such a position until the end of the restructuring period, unless such payment fulfills legal obligation of the Bank or the Directorate General for Competition of the European Commission grants a relevant exception.

        Furthermore, on November 9, 2012, Cabinet's Act 38/9-11-2012 (GG A' 223) regarding the recapitalisation of the banks, provided that when the Bank issues contingent convertible notes ("CoCos") and for as long as these CoCos are outstanding:

  a)
  the bank pays no dividend to common shareholders;

  b)
  the amount that would have been set aside for dividend distribution to common shareholders is used for paying, on a pro-rata basis, interest on CoCos, interest on dividends to other classes of securities ranking pari pasu to CoCos, as well as for repurchasing the said securities.

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

        Earnings per share—Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of ordinary shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts were exercised and is computed after giving consideration to the weighted average dilutive effect of these common stock equivalents.

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

Recently adopted accounting pronouncements

        In July 2010, the FASB issued ASU 2010-20, "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" (ASU 2010-20), an update to ASC Topic 310—Receivables. The amendments in ASU 2010-20 enhanced disclosures about the credit quality of financing receivables and the allowance for credit losses. The disclosures as of the end of a reporting period (effective for the first interim or annual reporting period ending after December 15, 2010) were included in the Group's consolidated financial statements in the Group's annual report on Form 20-F for the year 2010. The disclosures about activity that occurred during a reporting period (effective for the first annual reporting period beginning after December 15, 2010) were included in the Group's consolidated financial statements in the Group's annual report on Form 20-F for the year 2011. The disclosures regarding Troubled Debt Restructurings (effective for the first interim or annual reporting period beginning on or after June 15, 2011) are provided for the first time in the Group's annual report on Form 20-F for the year 2012. For further information, refer to Note 13.

        In October 2010, the FASB issued ASU 2010-26 "Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts". The amendments in this ASU specify that certain costs incurred in the successful acquisition of new and renewal contracts should be capitalized. Those costs include incremental direct costs of contract acquisition that result directly from and are essential to the contract transaction(s) and would not have been incurred by the insurance entity had the contract

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

transaction(s) not occurred. Additionally, advertising costs are only to be capitalized as deferred acquisition costs if the capitalization criteria for direct-response advertising in Subtopic 340-20 are met. All other acquisition-related costs—including costs incurred by the insurer for soliciting potential customers, market research, training, administration, unsuccessful acquisition or renewal efforts, and product development—should be charged to expense as incurred. Administrative costs, rent, depreciation, occupancy, equipment, and all other general overhead costs are considered indirect costs and should also be charged to expense as incurred. These amendments are effective for the Group's consolidated financial statements for the year beginning January 1, 2012. The application of ASU 2010-26 had no significant effect on the Group, as the costs capitalized are in line with the guidance in the new amendment.

        In April 2011, FASB issued ASU 2011-02, "A Creditor's Determination of whether a Restructuring Is a Troubled Debt Restructuring", to help creditors in determining whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring. The new guidance requires for creditors to evaluate modifications and restructurings of receivables using a more principles-based approach, which may result in more modifications and restructurings being considered troubled debt restructurings. In addition, the amendments to Topic 310 clarify that a creditor is precluded from using the effective interest rate test in the debtor's guidance on restructuring of payables when evaluating whether a restructuring constitutes a troubled debt restructuring. These amendments were effective for the Group's consolidated financial statements for the year beginning January 1, 2012.

        In April, 2011, FASB issued ASU 2011-03, "Reconsideration of Effective Control for Repurchase Agreements". The ASU removes from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee. The ASU does not change the other criteria in ASC 860. Accordingly, a transferor in a repo transaction is deemed to have effective control if the following conditions are met: (1) the financial assets to be repurchased or redeemed are the same or substantially the same as those transferred; (2) the agreement is to repurchase or redeem them before maturity, at a fixed or determinable price; and (3) the agreement is entered into contemporaneously with, or in contemplation of, the transfer. The guidance is effective prospectively for transactions, or modification of existing transactions, of the Group that occurred on or after January 1, 2012, and did not have an impact on the consolidated statements of income and consolidated balance sheets.

        In September, 2011, the FASB issued ASU 2011-08, "Testing Goodwill for Impairment", which amends the guidance in ASC 350-202 on testing goodwill for impairment. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e., step 1 of the goodwill impairment test). If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The ASU does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test goodwill annually for impairment. In addition, the ASU does not amend the requirement to test goodwill for impairment between annual tests if events or circumstances warrant; however, it does revise the examples of events and circumstances that an entity should consider. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The implementation of this guidance did not have any significant impact on the Group's financial position or results of operations.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In June 2011, FASB issued ASU 2011-05, "Presentation of Comprehensive Income". This amendment requires comprehensive income to be reported in either a single statement or in two consecutive statements reporting net income and other comprehensive income. The amendments do not change what items are reported in other comprehensive income or the requirement to report classification of items from other comprehensive income to net income. These amendments are effective prospectively for the Group's consolidated financial statements for the year beginning January 1, 2012, involve disclosures only, and did not have a significant impact on the consolidated statements of income and consolidated balance sheets. The Group presents the components of comprehensive income in two consecutive statements. In December 2011, FASB issued ASU 2011-12 which deferred certain aspects of ASC 2011-05. These deferred aspects did not include the requirement to report comprehensive income in either a single statement or in two consecutive statements reporting net income and other comprehensive income. The deferral period will begin for the Group on January 1, 2012 and would remain in effect indefinitely.

        In May, 2011, FASB issued ASU 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs". These amendments result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the amendments in this ASU do not result in a change in the application of the requirements in Topic 820. Some of the amendments clarify the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. These amendments are effective prospectively for the Group's consolidated financial statements for the year beginning January 1, 2012. The implementation of this guidance did not have a significant impact on the Group's financial position or results of operations.

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

        In January 2013, the FASB issued ASU 2013-01, "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities", which clarify that the scope of Update 2011-11 applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement.

        The amendments in ASU 2011-11 and ASU 2013-01 are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods and must be

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

applied retrospectively for all periods presented that begin before an entity's date of initial adoption of the requirements. The Group has not applied these amendments and will provide the required new disclosures when it applies the amendments.

        In July, 2012, the FASB issued ASU 2012-02, "Testing Indefinite-Lived Intangible Assets for Impairment", which provides the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with Subtopic 350-30. An entity also has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The implementation of this guidance is not expected to have a significant impact on the Group's financial position or results of operations.

        In February 2013, the FASB issued ASU 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income", which require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. These amendments are effective prospectively for reporting periods beginning on or after December 15, 2012. The Group has not applied these amendments and will apply the new presentation requirements when it applies the amendments.

        In February 2013, the FASB issued ASU 2013-04, "Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date (a consensus of the FASB Emerging Issues Task Force)", which requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the following:

  a.
  The amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors

  b.
  Any additional amount the reporting entity expects to pay on behalf of its co-obligors.

        The guidance in this ASU also requires an entity to disclose the nature and amount of the obligation as well as other information about these obligations. These amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Group has not applied these amendments and has not yet determined their impact on the Group's financial position and results of operations.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In March 2013, the FASB issued ASU 2013-05, "Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity". According to these amendments, when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to apply the guidance in Subtopic 830-30 to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.

        For an equity method investment that is a foreign entity, the partial sale guidance in Section 830-30-40 still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment.

        Additionally, the amendments in this Update clarify that the sale of an investment in a foreign entity includes both (1) events that result in the loss of a controlling financial interest in a foreign entity (that is, irrespective of any retained investment) and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events. These amendments are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The Group has not applied these amendments.

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED

  a)
  During 2012, Finansbank acquired 32.86% of Finans Investment Trust for total consideration of TL 5.8 million. After this transaction the Group owns 83.3% of the entity;

  b)
  during 2012, Finansbank acquired 4.61% of Finans Leasing for total consideration of TL 21.6 million. After this transaction the Group owns 95.3% of the entity;

  c)
  on March 15, 2012, the Bank acquired 10.2% of Banca Romaneasca from European Bank for Reconstruction and Development ("EBRD") through put and call arrangements as provided for in the 2005 shareholders agreement, between the Bank and EBRD. The total consideration paid amounted to EUR 26.1 million. After this transaction the Group owns 99.3% of the entity;

  d)
  as of July 1, 2012, the foreign branch of NBG in Albania, became a subsidiary under the name Banka NBG Albania Sh.a. in which the Bank participates with 100%.

  e)
  on September 27, 2012, the Bank fully subscribed the share capital increase of Ethniki Hellenic General Insurance S.A. for the amount of EUR 500.0 million.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED (Continued)

  f)
  on October 4, 2012, ASTIR Palace Vouliagmenis S.A. established ASTIR Marina Vouliagmenis S.A., a wholly owned subsidiary. The capital contributed amounted to EUR 5.0 million. The Group owns 85.3% of the entity.

  g)
  on October 19, 2012 NBG Leasing IFN increased its share capital by RON 67.0 million. Banca Romaneasca participated in the share capital increase with a cancellation of the preemptive rights of NBG which was the sole shareholder. After this capital increase, the Group owns 99.3% of the entity.

  h)
  on October 29, 2012 Interlease E.A.D., Sofia, acquired through foreclosure proceedings 100% of the share capital of "Hotel Perun—Bansco" EOOD. The fair value of the company was estimated to BGN 12.0 million.

  i)
  on November 16, 2012, Finansbank disposed of its 100% subsidiary Finans Consumer Finance for TL 4.3 million.

  j)
  on November 9, 2012, the disposal of 51.0% of shares of Finans Pension was finalized, a subsidiary of Finansbank, to Cigna Nederland Gamma B.V. for a cash consideration of TL202.9 million. Finansbank retained the remaining 49.0% and it was agreed to operate Finans Pension through a formation of a 51.0% / 49.0% Joint Venture. The total consideration received and the gain on disposal of Finans Pension are analyzed as follows:

(EUR in thousands)
Gain on disposal of Finans Pension
Total cash consideration	87,738
Plus: Fair value of interest retained	104,298
Less: Net assets derecognized	(30,100)
Less: Expenses	(4,668)

Gain	157,268

        The gain is included in the caption of the income statement "Other non-interest income".

        The portion of the gain related to the remeasurement of the investment retained in the former subsidiary amounted to EUR 89,549 thousand and was determined as follows:

Fair value of interest retained (49%)	104,298
Less: 49% of net assets derecognized (30.100 × 49%)	(14,749)

Portion of gain	89,549

        The fair value of the 49.0% interest retained in Finans Pension, was determined by reference to the cash consideration received for the 51.0% disposed of, taking also into consideration the fact that Finansbank is entitled to dividends from Finans Pension in excess of its 49.0% shareholding, provided certain performance thresholds are achieved.

  k)
  During 2011, Finansbank disposed of 20.9% of its participation in Finans Investment Trust for TL 5.0 million. After this transaction the Group owns 52.1% of the entity;

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED (Continued)

  l)
  on September 22, 2011, the Bank established in UK the Variable Interest Entity AGORAZO PLC, for the purposes of consumer loans securitization, in which the Bank has a beneficial interest;

  m)
  on September 22, 2011, the Bank established in UK the Variable Interest Entity AUTOKINITO PLC, for the purposes of car loans securitization, in which the Bank has a beneficial interest;

  n)
  on September 19, 2011, the Bank established in UK the Variable Interest Entity SPITI PLC, for the purposes of mortgage loans securitization, in which the Bank has a beneficial interest;

  o)
  on June 29, 2011, the Bank acquired 49.9% of CPT Investments Ltd from Credit Suisse A.G. The total consideration amounted to EUR 587.8 million of which amount of EUR 42.9 million was paid in cash. The remaining amount of EUR 544.9 million related to waive of debt from Credit Suisse A.G. After this acquisition the Bank holds the 100% of CPT Investments Ltd;

  p)
  during December 2010, Finans Invest acquired from the market 5.11% of Finans Leasing, a subsidiary company, listed in Istanbul Stock Exchange, with a cost of TL 20.5 million. On August 13, 2010, the Bank increased its shareholding in Finans Leasing, through a public offer. The Bank acquired 27.3% of the share capital for EUR 42.3 million (TL 81.7 million). After these acquisitions the NBG Group owns 90.9% of Finans Leasing;

  q)
  in April 2010, Finansbank disposed of 10.73% of its participation in Finans Investment Trust for TL 2.7 million. After this transaction the Group owns 71.93% of the entity;

  r)
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

  s)
  on September 3, 2010, Banca Romaneasca S.A. established NBG Factoring Romania IFN S.A. Banca Romaneasca S.A. owns 99% and NBG Leasing IFN S.A. owns 1% of the new company;

  t)
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

  u)
  on May 19, 2010, Eterika Plc was liquidated. Eterika Plc was a Variable Interest Entity established in the UK for the purposes of corporate loans securitization, in which the Bank had a beneficial interest and was consolidated since July 31, 2008;

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED (Continued)

        The schedule below presents the effect of changes in NBG Group's ownership interest in its subsidiaries on NBG Group's equity:

	2010	2011	2012
	(EUR in thousands)
Net income / (loss) attributable to NBG shareholders	(354,772)	(14,539,668)	(2,537,491)

Transfers (to) / from the non-controlling interest
Increase in NBG's paid-in-capital for purchase of 49,9% of CPT Investments Ltd	—	216,861	—
Decrease in NBG's paid-in-capital for purchase of 10,2% of Banca Romaneasca	—	—	(7,100)
Increase / (decrease) in NBG's paid-in-capital duo to minor changes in participations in other subsidiaries	4,078	2,623	(3,101)

Net transfers to / from non-controlling interest	4,078	219,484	(10,201)

Change from net income attributable to NBG shareholders and transfers (to) / from non-controlling interest	(350,694)	(14,320,184)	(2,547,692)

NOTE 5:    CASH AND DUE FROM BANKS

        Cash and due from banks at December 31, comprised:

	2011	2012
	(EUR in thousands)
Current accounts with banks	444,730	536,896
Cash and similar items	1,058,153	1,134,941
Current account with central bank	209,730	475,365
Other	5,123	9,638

Total	1,717,736	2,156,840

        The Bank and the other banks of the Group are required to maintain a current account with the respective central banks of their countries, to facilitate interbank transactions with the central banks, its member banks and other financial institutions through the Trans-European Automated Real-Time Gross Settlement Express Transfer system (TARGET).

NOTE 6:    DEPOSITS WITH CENTRAL BANK

        The Bank of Greece is the primary regulator of depository institutions in Greece. Bank of Greece requires all banks established in Greece to maintain deposits equal to 1% of total customer deposits as these are defined by the ECB. Similar requirements apply to the other banking subsidiaries of the Group. The Bank's deposits bear interest at the refinancing rate as set by the ECB (0.75% at December 31, 2012) while the corresponding deposits of Finansbank, UBB and certain other subsidiaries are non-interest bearing.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7:    SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

        The Group enters into purchases of securities under agreements to resell substantially identical securities. These agreements are classified as lending arrangements. Agreements with third parties specify the Group's rights to request collateral, based on its monitoring of the fair value of the underlying securities on a daily basis. Securities accepted as collateral may be sold or re-pledged. The Group has sold or re-pledged as at December 31, 2011 and 2012, EUR 328,031 thousand and NIL, respectively, of the securities accepted as collateral.

NOTE 8:    INTEREST BEARING DEPOSITS WITH BANKS

        Interest bearing deposits with banks at December 31, comprised:

	2011	2012
	(EUR in thousands)
Placements in EUR	2,886,597	2,535,738
Placements in other currencies	881,027	440,805

Total	3,767,624	2,976,543

Maturity analysis:
Up to 3 months	3,567,531	2,513,582
From 3 months to 1 year	26,045	46,283
Over 1 year	174,048	416,678

Total	3,767,624	2,976,543

NOTE 9:    TRADING ASSETS

        Fair value of debt and equity assets held for trading purposes at December 31, comprised:

	2011	2012
	(EUR in thousands)
Greek government bonds	259,233	62
Debt securities issued by other governments and public sector entities	219,807	255,923
Greek treasury bills	2,268,222	3,221,845
Foreign treasury bills	24,057	1,662,856
Debt securities issued by Greek financial institutions	44,395	41,538
Debt securities issued by foreign financial institutions	110,026	209,832
Corporate debt securities issued by Greek companies	10,876	17,559
Corporate debt securities issued by foreign companies	5,547	9,119
Equity securities issued by Greek companies	7,767	30,249
Equity securities issued by foreign companies	8,750	7,557
Mutual fund units	5,408	11,984

Total	2,964,088	5,468,524

        Net unrealized losses on trading assets (debt and equity) of EUR 288,545 thousand, EUR 713,711 thousand and EUR 59,990 thousand were included in net trading loss during 2010, 2011 and 2012, respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9:    TRADING ASSETS (Continued)

        Trading assets include securities that are pledged as collateral of EUR 927.3 million and EUR 925.9 million as at December 31, 2011 and 2012, respectively.

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

Fair value of derivative instruments reported in the balance sheet

        The following tables present the contract or notional amounts and the fair value amounts (which include the maximum exposure to credit risk) at December 31, 2011 and 2012 of the Group's derivative asset and liability positions held for trading and economic hedging purposes. These derivative positions are primarily executed in the over-the-counter market. The amounts presented below do not consider the value of any collateral held.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10:    DERIVATIVES (Continued)

Derivative Assets(1)

	2011		2012
	Contract/ Notional amount	Fair Value	Contract/ Notional amount	Fair Value
	(EUR in thousands)		(EUR in thousands)
Cross currency interest rate swaps	6,736,338	792,046	5,819,717	314,051
Financial futures	346,708	8,142	67,288	2,830
Foreign exchange swaps	3,003,201	55,768	1,736,980	14,543
Forward rate agreements	69,865	608	125,340	712
Interest rate swaps	22,598,883	2,594,929	22,002,316	3,248,952
Options	4,794,160	114,378	6,474,875	73,554
Outright foreign exchange forwards	889,417	39,744	660,553	10,693
Credit Derivatives	7,803	65	15,138	148
Other	1,293	285	4,110,512	27,541

Total	38,447,668	3,605,965	41,012,719	3,693,024

Derivative Liabilities(1)

	2011		2012
	Contract/ Notional amount	Fair Value	Contract/ Notional amount	Fair Value
	(EUR in thousands)		(EUR in thousands)
Cross currency interest rate swaps	4,328,113	542,310	6,326,935	326,520
Financial futures	1,433,408	8,369	1,729,773	5,101
Foreign exchange swaps	1,643,232	27,359	1,461,782	16,735
Forward rate agreements	80,441	2,463	65,173	1,319
Interest rate swaps	26,376,089	3,580,272	24,193,694	4,335,112
Options	3,033,158	108,859	2,630,847	67,166
Outright foreign exchange forwards	1,422,942	47,114	564,006	6,286
Credit Derivatives	46,820	3,503	321,357	26,158
Other	1,444	239	—	—

Total	38,365,647	4,320,488	37,293,567	4,784,397

(1)
Includes both long and short derivative positions.

        Credit derivative liabilities at December 31, 2012 relate to a guarantee for the non-payment risk of the Hellenic Republic.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10:    DERIVATIVES (Continued)

Gains and losses on derivative instruments

        Gains and losses on derivative instruments are presented within Net trading income / (loss) in the Statement of Income and Comprehensive Income and for the year ended December 31, 2010, 2011 and 2012 and are analyzed as follows:

	2010	2011	2012
	Net gains/(losses)	Net gains/(losses)	Net gains/(losses)
	(EUR in thousands)
Interest rate swaps and cross currency interest rate swaps	(590,551)	(1,588,841)	(945,099)
Financial futures	(227,366)	(92,185)	(76,056)
Foreign exchange swaps	13,433	(9,723)	(42,221)
Forward rate agreements	(8,928)	3,829	(2,937)
Options	(123,067)	415,621	(5,385)
Outright foreign exchange forwards	(8,235)	96,158	(67,951)
Credit Derivatives	—	—	(26,158)
Other	5,453	(236)	25,104

Total	(939,261)	(1,175,377)	(1,140,703)

        Occasionally, the Group uses credit derivatives such as CDS and total return swaps in managing risks of the Group's bond portfolio and other cash instruments. CDS contracts are governed by standard ISDA documentation which defines trigger events which result in settlement payouts. Examples of these triggers include bankruptcy of the reference entity, failure of the reference entity to meeting contractual obligations and debt restructuring of the reference entity. These triggers also apply to credit default protection sold. The Group uses credit derivatives to mitigate borrower-specific exposure as part of the Group's portfolio risk management techniques. The credit, legal, and other risks associated with these transactions are controlled through well established procedures. The Group's policy is to enter into these transactions with investment grade financial institutions. Credit risk to these counterparties is managed through the same approval, limit, and monitoring processes that is used for all counterparties to which the Group has credit exposure. As at December 31, 2012, and 2011, the potential maximum loss for the credit contracts sold amounted to EUR 663.7 million and EUR 53.1 million against which the Group held cash collateral equal to EUR 1.9 million and EUR 6.4 million, respectively. As at December 31, 2012, credit contracts sold mainly comprise of a written guarantee of EUR 321.4 million with respect to the non-payment risk of the Hellenic Republic. The duration of the respective credit contract is around 28 years and the fair value of the derivative liability as at December 31, 2012 amounted to EUR 26.2 million.

        As at December 31, 2012, "Other" under derivatives assets, comprised of a warrant instrument linked to Greek GDP that was received in the context of the PSI (see Note 11). The fair value and the outstanding notional amount of the respective instrument at December 31, 2012, was EUR 27.5 million and EUR 4.1 billion respectively. The holders of the specific instrument are not entitled to receive principal whereas any payments, made on October, 15 every year, starting from 2015 with the final payment date in 2042, are contingent upon and determined on the basis of the performance of the GDP of the Hellenic Republic. Payments cannot exceed 1% of the notional held for any reference date.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10:    DERIVATIVES (Continued)

        Cash inflows and outflows related to derivative instruments are included in the cash flows from operating activities in the consolidated statement of cash flows for the years ended December 31, 2012, 2011, and 2010.

Credit risk associated with derivative activities

        The Group considers the impact of both the credit risk of its counterparties, as well as its own creditworthiness in determining fair value of financial instruments, including over-the-counter derivative instruments and financial liabilities designated at fair value in accordance with ASC 825. This impact is estimated by calculating a separate credit value adjustment ("CVA") for each counterparty to which the Group has exposure. The calculation considers expected exposures generated using simulation techniques, as well as netting agreements and collateral postings. Furthermore, the CVA is based on expected loss rates derived from Credit Default Swaps ("CDS") rates observed in the market. If these are not available then we apply the regulatory risk weight that corresponds to the internal rating of the counterparty, or to unrated counterparties, if no internal rating is available. With respect to own credit risk, the Group estimates a debit value adjustment ("DVA") by applying a methodology symmetric to the one applied for CVA. The bilateral CVA recognized by the Group at December 31, 2010, 2011 and 2012 amounted to a cumulative loss of EUR 92.0 million and a cumulative gain of EUR 158.7 million and EUR 77.1 million, respectively. The gains in 2011 and 2012 are mainly attributed to the high DVA due to the Bank's increased CDS rate compared to 2010. The Group seeks to reduce counterparty risk by standardizing relationships with counterparties through International Swaps and Derivatives Association, Inc. ("ISDA") and Global Master Repurchase Agreement ("GMRA") contracts, which encompass all necessary netting and margining clauses. Additionally, for almost all active counterparties in over-the-counter transactions, apart from the Hellenic Republic, Credit Support Annexes (CSAs) have been put into effect, so that net current exposures are managed through margin accounts on a daily basis, through the exchange of cash collateral.

        A portion of the derivative activity involves exchange-traded instruments. Exchange-traded instruments conform to standard terms and are subject to policies set by the exchange involved, including counterparty approval, margin requirements and security deposit requirements. Management believes the credit risk associated with these types of instruments is minimal.

        Substantially all of the Group's derivative contracts contain credit risk-related contingent features, primarily in the form of ISDA master agreements that enhance the creditworthiness of these instruments compared to other obligations of the respective counterparty with whom the Group has transacted. These contingent features may be for the benefit of the Group as well as its counterparties with respect to changes in the Group's creditworthiness. At December 31, 2011 and at December 31, 2012, the Group held cash and securities collateral of EUR 501.7 million and EUR 395.0 million and posted cash and securities collateral of EUR 2,178.3 million and EUR 2,115.2 million in the normal course of business under derivative agreements.

        In connection with certain over-the-counter derivative contracts and other trading agreements, the Group could be required to terminate transactions with certain counterparties at their request since the Bank's credit rating as at December 31, 2012, has triggered this provision in the contract. In such an event, the amount that would be required to settle the position depends on the contract and is usually the market value of the exposure on that day less any amount that has already been posted as collateral under CSAs. Therefore, for derivatives subject to CSAs that are executed on a daily margin

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10:    DERIVATIVES (Continued)

basis, the additional amount that would be required to settle the position is a two day change in the mark to market of the instrument which as of December 31, 2011 and 2012, amounted to EUR 27.0 million and EUR 12.2 million, respectively.

NOTE 11:    INVESTMENT SECURITIES

Available-for-sale securities

        The amortized cost of available-for-sale securities and their fair values at December 31, comprised:

	2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	(EUR in thousands)
Available-for-sale securities
Greek government bonds	3,730,682	—	(33,304)	3,697,378
Debt securities issued by other governments and public sector entities	3,154,367	7,840	(108,456)	3,053,751
Foreign treasury bills	181,130	53	(733)	180,450
Corporate debt securities issued by companies incorporated in Greece	701,889	685	(242,048)	460,526
Corporate debt securities issued by companies incorporated outside Greece	715,904	32,653	(93,675)	654,882
Equity securities issued by companies incorporated in Greece	56,968	817	(165)	57,620
Equity securities issued by companies incorporated outside Greece	42,107	6,121	(3,273)	44,955
Mutual Fund units	452,200	2,254	(32,292)	422,162

Total available-for-sale securities	9,035,247	50,423	(513,946)	8,571,724

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

	2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	(EUR in thousands)
Available-for-sale securities
Greek government bonds	1,640,954	83,770	(43,385)	1,681,339
Debt securities issued by other governments and public sector entities	3,316,344	175,048	(2,567)	3,488,825
Foreign treasury bills	318,308	52	(1,399)	316,961
Corporate debt securities issued by companies incorporated in Greece	567,915	817	(82,321)	486,411
Corporate debt securities issued by companies incorporated outside Greece	533,708	14,992	(41,477)	507,223
Equity securities issued by companies incorporated in Greece	56,004	32,308	(97)	88,215
Equity securities issued by companies incorporated outside Greece	19,308	8,306	(28)	27,586
Mutual Fund units	459,838	36,435	(1,410)	494,863

Total available-for-sale securities	6,912,379	351,728	(172,684)	7,091,423

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

	2011
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(EUR in thousands)
Available-for-sale securities
Greek government bonds	1,327,674	(33,304)	—	—	1,327,674	(33,304)
Debt securities issued by other governments and public sector entities	2,403,878	(91,797)	60,037	(16,659)	2,463,915	(108,456)
Foreign treasury bills	29,322	(733)	—	—	29,322	(733)
Corporate debt securities issued by companies incorporated in Greece	17,900	(9,467)	335,976	(232,581)	353,876	(242,048)
Corporate debt securities issued by companies incorporated outside Greece	137,609	(16,698)	216,391	(76,977)	354,000	(93,675)
Equity securities issued by companies incorporated in Greece	506	(165)	—	—	506	(165)
Equity securities issued by companies incorporated outside Greece	3,274	(3,063)	1,121	(210)	4,395	(3,273)
Mutual Fund units	231,391	(23,362)	74,011	(8,930)	305,402	(32,292)

Total available-for-sale securities	4,151,554	(178,589)	687,536	(335,357)	4,839,090	(513,946)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

        The following table presents the fair value and the associated unrealized losses of available-for-sale securities in an unrealized loss position as at December 31, 2012. The table also discloses whether these securities have had unrealized losses for periods less than 12 months or for 12 months or longer.

	December 31, 2012
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(EUR in thousands)
Available-for-sale securities in unrealized loss position
Greek government bonds	3,271	(151)	1,341,120	(43,234)	1,344,391	(43,385)
Debt securities issued by other governments and public sector entities	345,287	(2,509)	7,730	(58)	353,017	(2,567)
Foreign treasury bills	51,137	(1,399)	—	—	51,137	(1,399)
Corporate debt securities issued by companies incorporated in Greece	39,999	(181)	376,821	(82,140)	416,820	(82,321)
Corporate debt securities issued by companies incorporated outside Greece	26,839	(1,714)	202,044	(39,763)	228,883	(41,477)
Equity securities issued by companies incorporated in Greece	—	—	412	(97)	412	(97)
Equity securities issued by companies incorporated outside Greece	206	(1)	361	(27)	567	(28)
Mutual Fund units	46,238	(1,305)	1,195	(105)	47,433	(1,410)

Total available-for-sale securities	512,977	(7,260)	1,929,683	(165,424)	2,442,660	(172,684)

        The scheduled maturities of available-for-sale securities at December 31, 2011 and 2012 were as follows:

	2011		2012
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(EUR in thousands)		(EUR in thousands)
Due in one year or less	541,384	520,431	1,014,522	1,018,035
Due from one to five years	4,524,571	4,293,808	3,551,564	3,518,676
Due from five to ten years	2,085,817	1,947,161	1,188,161	1,282,933
Due after ten years	1,332,200	1,285,587	622,982	661,115

Total debt securities	8,483,972	8,046,987	6,377,229	6,480,759
Equity securities and mutual fund units	551,275	524,737	535,150	610,664

Total	9,035,247	8,571,724	6,912,379	7,091,423

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

        Available for sale securities include securities that are pledged as collateral of EUR 4,923.7 million and EUR 1,992.0 million as at December 31, 2011 and 2012, respectively.

        The following table presents the net gains / (losses) on available-for-sale and held-to-maturity securities for 2010, 2011 and 2012.

	2010	2011	2012
	(EUR in thousands)
Gross realized gains on sales of available for sale securities
Greek government bonds	3,138	83,573	382,090
Debt securities issued by other governments and public sector entities	177,592	21,607	30,679
Corporate debt securities	4,666	13,108	8,331
Equity securities	4,388	1,716	2,590
Mutual fund units	8,226	11,832	14,641

Total gross realized gains on sales of available for sale securities	198,010	131,836	438,331

Gross realized losses on sales of available for sale securities
Greek government bonds	(68,507)	(142,205)	(73,446)
Debt securities issued by other governments and public sector entities	(12,387)	(7,410)	(10,816)
Corporate debt securities	(2,143)	(316)	(70)
Equity securities	—	(1,284)	(1,189)
Mutual fund units	(14)	(87)	(2,603)

Total gross realized losses on sales of available for sale securities	(83,051)	(151,302)	(88,124)

Net realized gains / (losses) on sales of available for sale securities	114,959	(19,466)	350,207

Other-Than-Temporary-Impairment
OTTI of Greek government bonds	—	(8,770,914)	(378,270)
Debt securities issued by other governments and public sector entities	—	—	(6,328)
Corporate debt securities	—	(142,973)	(9,792)
Equity securities	(85,198)	(223,366)	(15,743)
Mutual fund units	(4,299)	(36,460)	(317)

Total Other-Than-Temporary-Impairment	(89,497)	(9,173,713)	(410,450)

Net gains / (losses) on available for sale and held to maturity securities	25,462	(9,193,179)	(60,243)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

Held-to-maturity securities

        The amortized cost of held-to-maturity securities and their fair values at December 31, comprised:

	2011
	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized (Losses)	Fair Value
	(EUR in thousands)
Held-to-maturity securities
Greek government bonds	845,015	—	(40,589)	804,426
Debt securities issued by other governments and public sector entities	107,206	8,258	(6,570)	108,894
Foreign Treasury bills	49,981	—	—	49,981

Total held-to-maturity securities	1,002,202	8,258	(47,159)	963,301

	2012
	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized (Losses)	Fair Value
	(EUR in thousands)
Held-to-maturity securities
Greek government bonds	119,610	30,795	(1,143)	149,262
Debt securities issued by other governments and public sector entities	92,055	19,379	—	111,434
Foreign Treasury bills	144,279	—	—	144,279

Total held-to-maturity securities	355,944	50,174	(1,143)	404,975

        The following table presents the fair value and the associated unrecognized losses of held-to-maturity securities in an unrecognized loss position as at December 31, 2012. The table also discloses whether these securities have had unrecognized losses for periods less than 12 months or for 12 months or longer.

	2011
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses
	(EUR in thousands)
Held to maturity investments
Greek government bonds	—	—	15,432	(40,589)	15,432	(40,589)
Debt securities issued by other governments and public sector entities	5,326	(2,973)	17,239	(3,597)	22,565	(6,570)

Total held to maturity investments	5,326	(2,973)	32,671	(44,186)	37,997	(47,159)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

	2012
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses
	(EUR in thousands)
Held to maturity investments
Greek government bonds	—	—	56,053	(1,143)	56,053	(1,143)

Total	—	—	56,053	(1,143)	56,053	(1,143)

        The scheduled maturities of held-to-maturity securities at December 31, 2011 and 2012 were as follows:

	2011		2012
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(EUR in thousands)		(EUR in thousands)
Due in one year or less	148,409	148,481	215,264	214,121
Due from one to five years	376,198	332,636	—	—
Due from five to ten years	389,799	386,202	78,266	97,645
Due after ten years	87,796	95,982	62,414	93,209

Total	1,002,202	963,301	355,944	404,975

        Held to maturity securities include securities that are pledged as collateral of EUR 780.0 million and NIL as at December 31, 2011 and 2012, respectively.

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

Greek government bonds eligible for the PSI

        In February 2012, the Group participated in the exchange of Greek government bonds in the context of the PSI and received new Greek government bonds of nominal value EUR 4.4 billion.

        In December 2012, the Bank participated in the debt buyback program arranged by the Public Debt Management Agency for the account of the Hellenic Republic. The Group offered bonds of nominal value EUR 4.4 billion that were exchanged with 6-month EFSF bonds of EUR 1.5 billion. The

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

exchange resulted in profit before tax of EUR 361.6 million, which is presented in "Gross realized gains on sales of available for sale securities—Greek government bonds" (see above). The exchange in December 2012 involved all the new Greek government bonds that were issued in March/April 2012 in the context of the PSI. A holder of such new Greek government bonds could exchange them irrespective of whether such new Greek government bonds were acquired in the context of the PSI, or subsequently from the open market.

        Since the PSI we have made net purchases of such new Greek government bonds from the open market. In December 2012, we exchanged the majority of the new Greek government bonds we held at that time (see roll-forward table below), including the new Greek government bonds acquired subsequently to the PSI.

        The following tables present the roll-forward described above:

	Eligible GGBs		Non-eligible GGBs		New GGBs		TOTAL GGBs
	Notional Amount	Carrying Amount	Notional Amount	Carrying Amount	Notional Amount	Carrying Amount	Notional Amount	Carrying Amount
	EUR thousands
December 31, 2010	13,241,433	9,750,785	1,202,883	1,176,433	—	—	14,444,316	10,927,218
Net purchases/sales/maturity	(307,210)	(117,198)	317,096	231,145	—	—	9,886	113,947
Amortization of discounts	—	69,469	—	8,166	—	—	—	77,635
Fair Value adjustments (Trading & AFS)	—	(3,973,028)	—	(29,398)	—	—	—	(4,002,426)
OTTI for held-to-maturity	—	(2,347,320)	—	—	—	—	—	(2,347,320)
Currency translation differences for GGBs denominated in foreign currency	29,494	32,572	—	—	—	—	29,494	32,572

Total, December 31, 2011	12,963,717	3,415,280	1,519,979	1,386,346	—	—	14,483,696	4,801,626

Net purchases/sales/maturity	(144,151)	(6,780)	99,549	18,446	288,786	64,930	244,184	76,596
Amortization of discounts	—	10,003	—	54,013	—	66,395	—	130,411
Fair Value adjustments (Trading)(1)	—	(22,599)	—	—	—	—	—	(22,599)
Fair Value adjustments (AFS)(1)	—	(252,704)	—	55,689	—	364,345	—	167,330
OTTI for held-to-maturity(1)	—	(98,436)	—	—	—	—	—	(98,436)
Currency translation differences for GGBs denominated in foreign currency	(22,195)	(6,444)	—	—	—	—	(22,195)	(6,444)
Exchanged in the PSI	(12,247,371)	(2,831,455)	—	—	4,437,322	1,092,655	(7,810,049)	(1,738,800)
Buyback program	—	—	—	—	(4,443,402)	(1,508,736)	(4,443,402)	(1,508,736)

Total, December 31, 2012	550,000	206,865	1,619,528	1,514,494	282,706	79,589	2,452,234	1,800,948

Fair Value as of December 31, 2011		3,415,280		1,343,108		—		4,758,388

Fair Value as of December 31, 2012		206,865		1,513,350		110,400		1,830,615

(1)
Immediately before the PSI exchange in March 2012, the fair value of the Eligible GGBs exchanged in the PSI was set equal to the total fair value of the securities received, i.e. the sum of fair value of the new Greek government bonds, the detachable GDP linked securities and the EFSF bonds. The fair value for the new Greek government bonds was determined based on the market prices on the first day of trading in March 2012. Since we have concluded that a credit related OTTI existed for all eligible Greek government bonds, the total loss recognized in AOCI for the bonds that were classified as AFS was recycled in the income statement.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

        In 2011 we recognized OTTI with respect to Greek government bonds eligible for the PSI as follows:

EUR thousands
OTTI for available-for-sale (reclassified from AOCI)	(6,304,467)
OTTI for held-to-maturity	(2,347,320)
OTTI for held-to-maturity (reclassified from AOCI)(1)	(119,127)

Total OTTI	(8,770,914)

(1)
Relates to bonds previously in AFS that were reclassified to HTM thus there was a component in AOCI that was being amortized over the life of the bond.

        The table below presents an analysis of the instruments received in the PSI:

	Notional Amount	Carrying Amount
	EUR thousands
Instruments received for the PSI eligible Greek government bonds
New Greek government bonds	3,884,033	956,440
EFSF bonds	1,848,134	1,848,134

Sub-total	5,732,166	2,804,574

EFSF bond received for accrued interest	309,745	309,745
Detachable GDP-linked securities	3,884,033	26,881

Total instruments received for the PSI eligible Greek government bonds	9,925,944	3,141,199

Instruments received for the PSI eligible loans
New Greek government bonds	553,289	136,215
EFSF bonds	263,471	263,471

Sub-total	816,761	399,687

EFSF bond received for accrued interest	26,002	26,002
Detachable GDP-linked securities	553,289	4,083

Total instruments received for the eligible loans	1,396,052	429,772

        In 2012 we recognized OTTI with respect to Greek government bonds eligible for the PSI as follows:

EUR thousands
OTTI for available-for-sale (reclassified from AOCI)	(252,704)
OTTI for held-to-maturity	(98,436)
Gain from buyback (reclassified from AOCI)	361,555

Total OTTI net of gain from buyback in 2012	10,415

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

        The fair value of the Greek government bonds given up in the exchange were determined using a discount rate of 12% which includes credit risk and was based on the new fundamentals regarding the Hellenic Republic debt (the successful implementation of the PSI, together with the financial assistance under the Program agreed by the Eurozone members and IMF, which was expected to improve Hellenic Republic's debt sustainability aiming at the reduction of the Hellenic Republic debt to GDP ratio to 120% by 2020, the new reform effort and the escrow account arranged for the new PSI bonds that raises their seniority). Specifically, to arrive at this estimate, we have considered the yields of similarly rated sovereign and corporate entities, and we have analyzed the relationship of credit ratings and public debt with the bond yields for other European countries.

        The new Greek government bonds were initially and subsequently valued using HDAT (the Bank of Greece's platform for electronic trading in Greek government bonds) prices, the EFSF bonds were initially and subsequently valued using quoted market prices on Bloomberg. The GDP-linked securities are marked to market through the statement of income and were initially valued using Bloomberg CBBT pricing quote and subsequently valued using Reuters RRPS pricing quote.

        In December 2012, the Hellenic Republic arranged a debt buyback program for the new Greek government bonds that were issued in the March/April 2012 PSI with the purpose of further reduction the Greek government debt. This program was available with the same terms to all holders of new Greek government bonds.

        The terms of the new Greek government bonds were the following;

  •
  20 separate series with staggered bullet maturities of between 11 and 30 years, with the first maturity in 2023.

  •
  Coupon rate of 2% per annum for payment dates in 2013-2015, 3% per annum for payment dates in 2016-2020, 3.65% per annum for payment date 2021 and 4.3% per annum for payment dates in 2022 and thereafter. The new GGBs were then traded on HDAT (Electronic Secondary Securities Market).

        The new Greek government bonds were eligible to be exchanged for a six month, zero coupon EFSF bond at an average exchange price of 34.0%. The exchange price of 34.0% was thus used to calculate the fair value of the new Greek government bonds at the date of the exchange.

        In accordance with the terms of the exchange offer, the Group offered new Greek government bonds of nominal value EUR 4,443.4 million and fair value of EUR 1,508.7 million in exchange for 6-month EFSF bonds with nominal and fair value of EUR 1,508.7 million.

        All new Greek government bonds exchanged in the December 2012 buyback were held in the available-for-sale category. Therefore, all the pre-tax gain recognized in the income statement with

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

respect to this transaction relates to the recycling of the gain recognized in AOCI as at the date of the buyback. The calculation of the gain is presented in the table below:

EUR thousands
Fair value of instruments received	1,508,736
Amortized cost of instruments offered	(1,147,181)

Gain	361,555

        The gain was calculated as the difference between the fair value and the amortized cost of the new Greek government bonds exchanged at the buyback. The fair value was based on the exchange price set by the Hellenic Republic and the fair value of the EFSF bonds received in return. The EFSF bonds received in return were new zero-coupon bonds with 6-month maturity and the fair value at the time of the buyback in December 2012 was equal to 100%, while at December 31, 2012 the price was 99.96% (Source: Bloomberg). There are no anticipated exchanges for the remaining Greek government bonds in the Group's portfolio. Furthermore, the first EFSF bond that matured in March 2013 and the 6-month EFSF securities received in exchange of the accrued interest with respect to the Greek government bonds exchanged in the PSI have paid and performed in accordance with all original contractual terms and the second EFSF bond that matures in March 2014 has paid interest in accordance with all original contractual terms.

Greek government bonds not eligible for the PSI

        At December 31, 2012 other Greek government bonds that were not eligible for the PSI and are held by the Group with unrealized losses comprised of:

  (a)
  a bond classified as available-for-sale with nominal amount EUR 1,434.7 million and fair value EUR 1,341.1 million that matures in May 2014 and was received by the Bank in settlement of the Redeemable Preference Shares issued to the Greek State in accordance with Law 3723/2008 (Pillar I) (see Note 32). Since this bond is not quoted in an active market, the fair value was determined using a valuation technique that takes into consideration the market yields of the new GGBs issued in the context of the PSI, and the market yields of Greek treasury bills, which are issued with certain frequency by the Greek government in order to construct the short-end of the zero coupon curve used to discount the cash flows of the May 2014 GGB, since the earliest maturity of the new GGBs is February 2023. The unrealized loss of EUR 43.2 million was recognized in other comprehensive income.

  (b)
  a bond classified as held-to-maturity issued by the New Economy Development Fund ("TANEO"), a company controlled by the Hellenic Republic, with nominal amount EUR 57.7 million, carrying value EUR 57.2 million and fair value EUR 56.1 million that matures in June 2013. Since this bond is also not quoted in an active market, the fair value was determined using a valuation technique similar to that described in (a) above.

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

        To arrive at this conclusion the Group has considered that, although the issuer has financial difficulties, there is an expectation that the contractual cash flows will be met due to the guarantees in place as a result of the new Program for economic support for Greece as well as continuous support offered to Greece by the IMF and the Eurozone countries. Further the group gave consideration to the short duration of these bonds as they mature in May 2014 and June 2013, respectively, that is within the period of the new Program for economic support for Greece.

        In particular for the bond received in settlement of the Redeemable Preference Shares issued to the Greek State (see (a) above), the Bank also considered that this transaction formed an integral part of the public policy of the Official Sector to support the regulatory capital of the Greek banks in an effort to sustain the systemic stability of the financial sector in Greece. The Hellenic Republic would not benefit from defaulting on this bond since such action would not result to any reduction of the public debt, since it would be more than offset by the increased capitalization needs of the Greek banks and would therefore increase the Greek public debt. This result would have been in clear contradiction to the basic aim of the new Program for economic support for Greece, which was approved by the heads of state of the Eurozone states and is supervised by the IMF, the ECB and the EU. Additionally, subject to obtaining Bank of Greece and other statutory approvals for the repurchase of the Redeemable Preference shares of a nominal value of EUR 1,350.0 million, the Bank could elect to exchange this bond at its maturity in May 2014 with the Redeemable Preference shares.

        For the bond issued by TANEO (see (b) above), the Group also considered that the fair value of the company's investments and the cash and cash equivalents held by TANEO exceeds the total outstanding bond issue and therefore the probability of TANEO defaulting on the bonds it has issued is small, and even in the case of default, this bond is fully guaranteed by the Hellenic Republic.

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

OTTI charges for available-for-sale and held-to-maturity securities in 2012

        Other than the OTTI charges recognized for the Greek government bonds due to the PSI, as discussed above, the Group recognized OTTI charges in relation to all the bonds held that are issued by the Cyprus Republic, Bank of Cyprus and Cyprus Popular Bank because, as at December 31, 2012, the Group considered that a credit loss existed with respect to these securities due to the financial difficulties faced by the issuers.

        During 2012 the Group recognized OTTI charges in relation to the majority of its equity securities and mutual fund units held with significant and prolonged unrealized losses. In particular, the Group recognized OTTI charges for all equity securities and mutual fund units for which an OTTI was recognized in previous periods and, as at December 31, 2012, were in an unrealized loss position. As at December 31, 2012, gross unrealized losses existing for twelve months or more for equity securities and mutual fund units are not material and were not considered impaired as the losses were not significant to the respective investments held.

        For other debt securities issued by Greek financial institutions no OTTI has been recognized based on management's assessment that the Group neither has the intention to sell nor expects it will be required to sell these securities before the recovery of their respective amortized cost bases, and that the issuers' payment obligations associated with these positions will be met on time and the full amount will be recovered. A key factor considered in this assessment was the existence of the recapitalization plan for the Greek banks and that the recapitalization process in progressing and is expected to be completed by June 2013 (see Note 3).

        With respect to debt securities issued by companies incorporated outside Greece the loss of EUR 41.5 million relates to debt securities issued mainly by major European and American banks and insurance companies. We consider that these banks and insurance companies will continue to pay in accordance with the contractual terms and as such an other-than-temporary-impairment was not considered necessary as at December 31, 2012.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12:    EQUITY METHOD INVESTMENTS

        The Group has investments that are accounted for using the equity method of accounting. The summarized financial information below represents an aggregation of the Group's non-subsidiary investees.

	2010	2011	2012
	(EUR in thousands)
Equity method investments	50,094	59,139	188,122
Revenue	127,630	77,406	175,632
Gross profit	40,056	29,804	74,251
Net earnings	12,510	6,774	28,699
Group's equity in net earnings	9,245	8,661	14,686
Dividends received by the Group	1,541	2,785	2,369
Balance Sheet data as at December 31
Current assets	79,766	91,871	221,659
Non-current assets	486,486	511,932	300,691
Current liabilities	28,696	30,077	101,160
Non-current liabilities	461,376	488,387	250,330
Net assets	76,180	85,339	170,860
Group's equity in net assets	47,695	38,974	78,811

        The increase in equity method investments during 2010 and 2011 mainly relates to investments made by our private equity funds. The increase in 2012 mainly relates to Finans Pension, which became a jointly controlled entity, instead of subsidiary, due to the disposal of 51.0% to Cigna Nederland Gamma B.V. The fair value of the interest retained (49.0%) amounted to EUR 104,298 thousands (see NOTE 4: MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED).

        On December 31, 2011, the Group recognized EUR 1.7 million impairment loss for its investment in Planet S.A.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans: Concentration of credit risk

        Loans granted by the Group according to type of loan, which represents the Group's concentration of credit risk, at December 31, 2011 and 2012 comprised:

	2011			2012
	Greek residents	Foreign	Total	Greek residents	Foreign	Total
	(EUR in thousands)
Consumer:
Residential mortgages	18,762,689	4,148,062	22,910,751	17,985,605	4,367,169	22,352,774
Credit card	1,527,119	3,763,261	5,290,380	1,458,686	5,190,403	6,649,089
Auto financing	308,598	144,085	452,683	209,002	106,971	315,973
Other consumer	4,763,063	2,990,411	7,753,474	4,708,629	3,888,030	8,596,659

Total consumer	25,361,469	11,045,819	36,407,288	24,361,922	13,552,573	37,914,495

Commercial:
Industry and mining	4,084,213	3,020,134	7,104,347	5,132,238	2,569,096	7,701,334
Small scale industry	1,962,344	1,295,509	3,257,853	1,778,422	1,496,807	3,275,229
Trade	7,374,620	3,600,619	10,975,239	7,038,596	3,684,194	10,722,790
Construction	1,131,868	1,629,284	2,761,152	987,412	1,812,657	2,800,069
Tourism	479,955	279,303	759,258	454,471	276,489	730,960
Shipping and transportation	2,216,777	799,940	3,016,717	2,182,347	812,678	2,995,025
Commercial mortgages	774,709	647,331	1,422,040	663,725	618,420	1,282,145
Public sector	8,711,152	280,712	8,991,864	5,607,992	238,358	5,846,350
Other	88,376	1,479,101	1,567,477	111,129	1,186,631	1,297,760

Total commercial	26,824,014	13,031,933	39,855,947	23,956,332	12,695,330	36,651,662

Total loans	52,185,483	24,077,752	76,263,235	48,318,254	26,247,903	74,566,157
Unearned income	(92,749)	(167,629)	(260,378)	(53,048)	(179,339)	(232,387)

Loans, net of unearned income	52,092,734	23,910,123	76,002,857	48,265,206	26,068,564	74,333,770
Less: Allowance for loan losses	(5,433,828)	(1,116,807)	(6,550,635)	(5,797,319)	(1,520,525)	(7,317,844)

Total Net Loans	46,658,906	22,793,316	69,452,222	42,467,887	24,548,039	67,015,926

        Included in the above table for 2011 and 2012 are loans that are economically hedged for interest rate risk, for which the Group elected the fair value option. The fair value and outstanding principal balance of these loans at December 31, 2012 was EUR 180,611 thousand and EUR 166,520 thousand respectively (EUR 277,247 thousand and EUR 266,258 thousand respectively at December 31, 2011). Net gains / (losses) resulting from changes in the fair value of these loans of EUR (25,757) thousand and EUR 2,738 thousand in 2011 and 2012 respectively were recorded in net interest income before provision for loan losses.

        Also, included in the above tables are loans for lease financing amounting to EUR 1,634,225 thousand and EUR 1,435,598 thousand in 2011 and 2012 respectively.

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

Ageing of loan portfolio

        The following tables provide details of delinquent and non-accruing loans by loan class at December 31, 2011 and 2012:

	December 31, 2011
							Of which:
	Past due 31-89 days	Past due greater than 90 days	Total Past due loans	Current loans(1)	Loans measured at Fair value	Total	+90 days and accruing loans	Non accruing loans
	EUR in thousands
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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

	December 31, 2012
							Of which:
	Past due 31-89 days	Past due greater than 90 days	Total Past due loans	Current loans(1)	Loans measured at Fair value	Total	+90 days and accruing loans	Non accruing loans
	EUR in thousands
Greek
Residential mortgages	1,109,010	4,105,851	5,214,861	12,770,744	—	17,985,605	572,846	4,554,572
Credit card	58,768	639,484	698,252	760,434	—	1,458,686	26,850	612,634
Other consumer	292,061	2,138,522	2,430,583	2,487,048	—	4,917,631	92,809	2,535,817
Small business loans	138,849	1,649,627	1,788,476	1,865,363	—	3,653,839	8,212	1,996,481
Other commercial loans	321,706	2,868,291	3,189,997	17,112,496	—	20,302,493	129,166	3,031,762

Total Greek loans	1,920,394	11,401,775	13,322,169	34,996,085	—	48,318,254	829,883	12,731,266

Foreign
Residential mortgages	210,264	205,516	415,780	3,771,134	180,255	4,367,169	—	238,899
Credit card	126,365	471,470	597,835	4,592,568	—	5,190,403	—	551,100
Other consumer	179,879	504,778	684,657	3,310,344	—	3,995,001	1,662	590,087
Small business loans	95,767	623,843	719,610	1,954,899	—	2,674,509	43,112	640,248
Other commercial loans	143,928	1,129,416	1,273,344	8,747,121	356	10,020,821	161,002	1,174,149

Total Foreign loans	756,203	2,935,023	3,691,226	22,376,066	180,611	26,247,903	205,776	3,194,483

Total loans	2,676,597	14,336,798	17,013,395	57,372,151	180,611	74,566,157	1,035,659	15,925,749

(1)
loans less than 30 days past due are included in current loans

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        The following table presents commercial loans credit quality information as at December 31, 2011 and 2012:

	December 31, 2011			December 31, 2012
	Small business loans	Other commercial loans	Total commercial loans	Small business loans	Other commercial loans	Total commercial loans
	(EUR in thousands)			(EUR in thousands)
Greek
Satisfactory	906,577	11,283,505	12,190,082	590,889	9,042,150	9,633,039
Watchlist	1,528,817	9,486,380	11,015,197	1,129,338	7,913,871	9,043,209
Substandard	1,434,829	2,183,906	3,618,735	1,933,612	3,346,472	5,280,084

	3,870,223	22,953,791	26,824,014	3,653,839	20,302,493	23,956,332

Foreign
Satisfactory	1,156,800	9,800,548	10,957,348	1,976,482	7,313,885	9,290,367
Watchlist	687,173	769,048	1,456,221	444,161	1,155,314	1,599,475
Substandard	414,089	204,275	618,364	253,866	1,551,622	1,805,488

	2,258,062	10,773,871	13,031,933	2,674,509	10,020,821	12,695,330

Total	6,128,285	33,727,662	39,855,947	6,328,348	30,323,314	36,651,662

        As at December 31, 2011, Greek watchlisted loans also included EUR 6,939.8 million, which related to the loan to the Hellenic Republic and loans eligible to the PSI. During 2012, the loans eligible to the PSI, which amounted to EUR 1,779.0 million were exchanged and hence are no longer reported under the loan balance sheet item.

Impaired loans

        Impaired loans are those loans where the Group believes it is probable that it will not collect all amounts due according to the original contractual terms of the loan. Impaired loans also include loans whose terms have been modified in troubled debt restructuring.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        The following table presents information about total impaired loans at and for the years ended December 31, 2011 and 2012:

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

	At and for the year ended December 31, 2012
	Total recorded balance	Related allowance	Average recorded balance	Interest income recognized during the period the loan was impaired	Interest income recognized on a cash basis
	(EUR in thousands)
Greek
With no related allowance:
Residential mortgages	103,444	—	62,097	2,636	—
Other consumer loans	146,276	—	91,018	12,445	—
Small business loans	48,743	—	24,371	3,289	—
Other commercial loans	423,184	—	311,291	7,719	11,116
With related allowance:
Residential mortgages	5,299,174	(827,458)	3,746,637	10,013	28,342
Credit cards	639,484	(523,968)	583,540	4,976	43
Other consumer loans	2,678,871	(1,458,153)	2,199,433	10,287	32,615
Small business loans	2,068,944	(819,924)	1,796,505	3,086	17,927
Other Commercial loans	8,128,648	(2,052,076)	8,535,623	222,916	9,586

Total Greek impaired loans	19,536,768	(5,681,579)	17,350,515	277,367	99,629

Foreign
With no related allowance:
Residential mortgages	2,132	—	1,124	235	—
Credit cards	11	—	11	—	—
Other consumer loans	145	—	168	1,386	—
Small business loans	561	—	2,225	14	—
Other Commercial loans	207,685	—	223,100	4,488	—
With related allowance:
Residential mortgages	230,655	(61,724)	195,254	8,113	1,356
Credit cards	545,798	(369,217)	476,018	10,129	17,440
Other consumer loans	588,631	(360,484)	528,265	13,728	20,057
Small business loans	628,122	(206,327)	637,926	17,400	552
Other Commercial loans	1,582,814	(477,904)	1,238,786	52,024	33,219

Total Foreign impaired loans	3,786,554	(1,475,656)	3,302,877	107,517	72,624

        As at December 31, 2011, Greek impaired loans also included EUR 6,939.8 million, which related to a loan to the Hellenic Republic and loans eligible to the PSI. During 2012, the loans eligible to the PSI, which amounted to EUR 1,779.0 million were exchanged and hence are no longer reported under the loan balance sheet item.

	2010	2011	2012
	(EUR in thousands)
Average recorded investment in impaired loans	6,595,708	11,835,132	20,653,392
Interest income recognized on a cash basis	86,742	107,586	172,253

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Roll forward of impaired loans

        The following table presents the roll-forward of impaired loans for the years ended, December 31, 2011 and 2012:

	2011	2012
	(EUR in thousands)
Opening balance as of January 1,	8,385,975	19,941,991
Impaired loans in the period	12,712,334	6,558,874
Loans transferred to non-impaired status	(238,211)	(92,560)
Impaired loans paid-off	(450,205)	(1,102,065)
Sale of impaired loans	(107,244)	(7,987)
Impaired loans written-off	(169,512)	(220,430)
Loans exchanged through the PSI (see Note 11)	—	(1,779,022)
Foreign Exchange differences	(191,146)	24,521

Closing balance as of December 31,	19,941,991	23,323,322

        In 2011, the increase in new impaired loans also included the loan to the Hellenic Republic amounting to EUR 5,160.8 million and EUR 1,779.0 million relating to loans eligible to the PSI. During 2012, the loans eligible to the PSI, were exchanged and hence are no longer reported under the loan balance sheet item.

Troubled Debt Restructurings

        Modifications are considered TDRs if, for economic or legal reasons related to the debtor's financial difficulties, a concession is granted to the customer that the Group would not otherwise consider. The concession granted typically involves a modification of terms such as the modification of the stated interest, or principal of the loan, or reduction of interest accrued off-balance sheet or the prolongation of maturity at stated interest rate lower than the current market rate for a new loan with similar risk.

        Specifically, TDRs standard terms for consumer loans include a grace period of up to 24 months, during which the customer pays only interest, a reduction of up to 50% of the interest accrued off-balance sheet since a loan or credit card was placed in non-accrual status and a down payment by the customer equal to one installment. The interest rate on the new loan may be reduced and/or the duration may be extended if the customers are willing and able to secure their consumer loan and credit card debt with real estate property or provide an additional down payment. Consumer loans TDR might be modified again through "fractional payment" programs that further reduce the installment due. Mortgage loans TDRs mainly constitute of "fractional payment" programs. According to the terms of the new modified loan (which includes all past due principal and interest, as well as any current amounts due) the customer pays for a 3-year period a proportion (70%) of the installment due of the new modified loan. In addition, a reduction of up to 30% of the interest accrued off-balance sheet for loans placed in non-accrual status is offered. TDRs might be modified again through "fractional payment" programs that further reduce the installment due (in particular, the customer pays 40% of the installment due of the new modified loan in the first year, 60% in the second year and 80% in the third year).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        For SBL customers, the restructuring product generally includes the granting of a grace period of up to 24 months during which the customer pays only interest, the extension of the maturity of the loan up to 20 years and the option to the customer to make a down payment, which if the loan is repaid in accordance with the renegotiated terms will be returned as a discount or the application of lower interest rate in case the customer provides new collaterals. In addition, R-O-R programs are addressed to those customers having difficulty in servicing their restructured loans.

        Troubled debt restructuring programs are also offered to corporate customers who have been affected by the current market conditions. The types of modification are usually a mix of new amortization schedule tailored to current conditions and the customer's projected cash flow, the extension or not of tenor, depending on the customer and its needs, as well as shift from short-term to long-term financing.

        TDRs are considered impaired. TDRs are separately monitored and assessed within each portfolio for the purposes of allowance for loan loss calculation. Allowance for loan loss is calculated based on a present value of expected future cash flows discounted using the original effective interest rate of the loan considering all available evidence at the time of the assessment. At the time of the restructuring, the loans are remeasured to reflect the impact, if any, on projected cash flows or collateral value resulting from the modified terms. If there was no principal forgiveness or the interest rate was increased, the modification may have a little impact or no impact on the allowance for loan loss. If a portion of the loans is deemed uncollectible, an allowance is recorded at the time of restructuring or may have been already recorded in a previous period.

        Typically, allowance for loan loss for TDR Consumer loans is calculated using the average of yearly default frequencies of those specific products. Upon restructuring if several customer's loans are consolidated into a single loan, then the aggregate loan balance, which may also include loans previously accruing, is assessed for impairment. In addition, loans under law 3869/2010 are considered TDRs and are pooled into a separate group when calculating allowance for loan losses.

        Allowance for loan loss for TDR Commercial loans is usually calculated on an individual basis for customers with significant exposures based on the present value of expected cash flows discounted at the loan's original effective interest rate, or based on the fair value of the collateral, less costs to sell, if those are collateral dependent loans. For TDR Commercial customers that do not satisfy the quantified criterion for individual assessment (that is, the individually non—significant customers), allowance for loan loss is calculated through our coefficient or homogeneous analysis using the probability of default corresponding to their internal credit rating.

        The trends of re-default are closely monitored and analyzed in order to identify the drivers for the re-defaults. In addition, trends of re-default are considered when calculating the appropriate level of the allowance for loan loss by adjusting the probabilities of default relating to both Consumer and Commercial TDR loans.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        The following table discloses financing receivables modified as troubled debt restructurings during the reporting period ended December 31, 2012.

	December 31, 2012
Greek	Total balance	Allowance for loan losses	Interest income recognized during the period
	EUR in thousands
Residential mortgages	1,899,778	(115,133)	15,602
Other consumer	673,890	(139,399)	16,309
Small business loans	363,816	(56,665)	7,181
Other commercial loans	475,910	(64,401)	19,401

Total Greek TDR loans	3,413,394	(375,598)	58,493

	December 31, 2012
Foreign	Total balance	Allowance for loan losses	Interest income recognized during the period
	EUR in thousands
Residential mortgages	34,553	(2,076)	1,518
Other consumer	87,016	(9,432)	6,067
Credit card	78,562	(5,380)	9,337
Small business loans	32,708	(4,012)	866
Other commercial loans	143,578	(13,008)	3,149

Total Foreign TDR loans	376,417	(33,908)	20,937

        The following table discloses financing receivables modified in a TDR which became delinquent thirty days or greater during the reporting period and for which payment default occurred within 12 months after the modification.

	December 31, 2012
	Greek	Foreign
	EUR in thousands
Residential mortgages	1,366,558	33,597
Other consumer	432,017	69,959
Credit card	—	78,536
Small business loans	113,377	24,167
Other commercial loans	233,670	32,085

Total loans	2,145,622	238,344

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Allowance for loan losses

        An analysis of the change in the allowance for loan losses by portfolio segment for the years ended December 31, follows:

	2010			2011			2012
	Consumer	Commercial	Total	Consumer	Commercial	Total	Consumer	Commercial	Total
	(EUR in thousands)
Balance at beginning of year	1,004,147	1,061,031	2,065,178	1,677,340	1,498,065	3,175,405	2,561,028	3,989,607	6,550,635
Provision for loan losses	711,805	493,190	1,204,995	999,000	1,384,530	2,383,530	1,213,800	1,071,755	2,285,555
Provision for loans eligible to the PSI(1)	—	—	—	—	1,319,739	1,319,739	—	36,751	36,751
Write-offs	(53,743)	(86,628)	(140,371)	(85,451)	(84,061)	(169,512)	(74,611)	(145,819)	(220,430)
Recoveries	11,078	12,171	23,249	23,635	7,565	31,200	13,234	5,341	18,575

Net Write-offs	(42,665)	(74,457)	(117,122)	(61,816)	(76,496)	(138,312)	(61,377)	(140,478)	(201,855)
Sale of impaired loans	—	—	—	—	(107,244)	(107,244)	—	(7,987)	(7,987)
Loans exchanged through the PSI(1)	—	—	—	—	—	—	—	(1,356,490)	(1,356,490)
Translation differences	4,053	18,301	22,354	(53,496)	(28,987)	(82,483)	8,939	2,296	11,235

Allowance at end of year	1,677,340	1,498,065	3,175,405	2,561,028	3,989,607	6,550,635	3,722,390	3,595,454	7,317,844

(1)
Provision due to the PSI relates to the impairment recognized in 2011 for certain loans to the Hellenic Republic or loans to Greek public sector entities that are guaranteed by the Hellenic Republic, which were eligible for the PSI. These loans were exchanged in the PSI in 2012 (see Note 11).

        In addition to loans eligible to the PSI, the Group has also granted a loan to the Hellenic Republic, loans to Hellenic public sector entities, guaranteed by the Hellenic Republic and loans to corporate and individuals guaranteed by the Hellenic Republic

        Exposure to the Hellenic Republic and its related allowance at December 31, 2011, and 2012 are as follows:

	December 31, 2011		December 31, 2012
	Total loans	Allowance for loan losses	Total loans	Allowance for loan losses
	(EUR in thousands)		(EUR in thousands)
Loan to Hellenic Republic	5,160,819	(400,609)	5,040,176	(414,779)
Loans eligible to the PSI	1,779,022	(1,319,739)	—	—
Loans to public sector entities	905,007	(134,883)	961,918	(118,459)
Corporate and Small Business loans	766,551	(98,425)	530,644	(75,084)
Mortgage loans	1,410,907	—	1,322,342	(3,738)

Total loans	10,022,306	(1,953,656)	7,855,080	(612,060)
Securities purchased under agreements to resell	342,050	—	30,067	—
Other assets	400,604	(39,400)	474,457	(24,572)

Total Exposure to Hellenic Republic	10,764,960	(1,993,056)	8,359,604	(636,632)

        The Group has conducted impairment assessment individually or collectively, for all its exposures related to the Hellenic Republic. Allowances for loan losses have been recognized where deemed appropriate. The allowance for loan losses on the PSI eligible loans was estimated as described in Note 11. For the other exposures to the Hellenic Republic presented in the above table our calculation

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

also took into consideration (a) the specific characteristics of each type of exposure and (b) the fact that there was no specific loss event in relation to these exposures as was the PSI for the PSI eligible loans, (c) the fact that all these exposures with the Hellenic Republic were being serviced, and (d) the relief promoted in the other obligations of the Hellenic Republic by the PSI and the financial support provided by the Troika.

        More specifically, for direct exposures to the Hellenic Republic, the loss rate was adjusted downwards by applying a probability that the Hellenic Republic will default on the particular exposure after considering all the factors described above.

        For the exposures to other entities, guaranteed by the Hellenic Republic, the loss assessment first considered the ability of the borrower to repay the loan, using our normal methodology as described in Note 3. For the cases that we determined that repayment of the loan depends in whole or in part to the guarantee provided by the Hellenic Republic, the loss rate applied was adjusted downwards by an estimate of the probability that the Hellenic Republic will default after considering all the factors described above.

        For the mortgage loans guaranteed by the Hellenic Republic presented in the table above, we use our normal methodology as described in Note 3.

Allowance for loan losses by portfolio segment

        The following table provides the allowance for loan losses by portfolio segment and the respective recorded investment at December 31, 2011.

	Consumer loans	Commercial loans	Total
	(EUR in thousands)
Greek
Allowance for loan losses at year end of which:	1,954,921	3,478,907	5,433,828
for impaired loans	1,846,409	3,441,635	5,288,044
for non-impaired loans	108,512	37,272	145,784
Impaired loans	5,388,712	11,162,753	16,551,465
Non-impaired loans	19,972,757	15,661,261	35,634,018
Foreign
Allowance for loan losses at year end of which:	606,107	510,700	1,116,807
for impaired loans	576,975	500,836	1,077,811
for non-impaired loans	29,132	9,864	38,996
Impaired loans	1,092,944	2,297,582	3,390,526
Non-impaired loans	9,677,971	10,732,008	20,409,979

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        The following table provides the allowance for loan losses by portfolio segment and the respective recorded investment at December 31, 2012.

	Consumer loans	Commercial loans	Total
	(EUR in thousands)
Greek
Allowance for loan losses at year end of which:	2,900,486	2,896,833	5,797,319
for impaired loans	2,809,579	2,872,000	5,681,579
for non-impaired loans	90,907	24,833	115,740
Impaired loans	8,867,249	10,669,519	19,536,768
Non-impaired loans	15,494,673	13,286,813	28,781,486
Foreign
Allowance for loan losses at year end of which:	821,904	698,621	1,520,525
for impaired loans	791,425	684,231	1,475,656
for non-impaired loans	30,479	14,390	44,869
Impaired loans	1,367,372	2,419,182	3,786,554
Non-impaired loans	12,004,946	10,275,792	22,280,738

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

        As at December 31, 2012, we did not believe an adjustment to historical loss experience for changes in trends, conditions, and other relevant factors that affect repayment of the loans was necessary beyond the incorporation of current information in the data used to estimate the

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

homogeneous allowances. In calculating our homogeneous allowances for loan losses we considered the following key factors:

  Volume and severity of past-due and non-accruing loans:

        The higher volume and severity of past due and non-accruing loans in 2012 automatically fed into the calculation of the allowance for loan losses by: (a) increasing the underlying pools on which we calculate a significant portion of the total loss allowances, (b) adjusting the loss rates by incorporating the most recent available information on recoveries and (c) adjusting upwards the probability of default, which is estimated using data from the previous twelve months. The worsening of the quality of our loan portfolio in terms of delinquencies was the primary cause of the significant increase in the allowance for loan losses based on homogeneous analysis.

        As at December 31, 2012, we concluded that the incorporation of the current market conditions at that time in our methodology as described above was sufficient to estimate the allowance for probable loan losses as at December 31, 2012 and therefore did not further adjust historical loss experience.

  Economic conditions and trends:

        We believe that changes in national, regional and local economic business conditions impact repayment of loans. Specifically, at December 31, 2012, there was deterioration in Greek economic conditions as a result of the recession of the Greek economy and the adverse developments regarding the Greek public debt and fiscal deficit. That deterioration in economic conditions was reflected in our allowance for loan losses estimated as of December 31, 2012, in three ways: firstly, it resulted in an increase in the level of past due and non-accruing loans which affected the provisions as described above, secondly, it increased the probability of default in our assessment for incurred but not identified impairment in homogeneous loans and thirdly the decline in real estate prices was incorporated in our analysis, where applicable.

        Therefore, as at December 31, 2012, we concluded that no further adjustment to the historical loss rates was necessary due to the current economic conditions, since the loss rates applied are long term averages based on long recovery periods for all portfolios assessed using the homogeneous analysis.

  Lending policies and procedures

        In response to the higher volume and severity of past due loans, we reviewed and tightened our credit approval criteria since 2010, for example by lowering both the loan-to-value and the payment-to-income acceptable ratios. As a result, we expected that the quality of new loans granted after 2009 would be improved. However, the loans originated during 2011 and 2012 were not significant enough to cause a change in observed probabilities of default or loss given defaults. Accordingly, we did not adjust those variables as at December 31, 2012.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        The following tables set forth the allowances for loan losses by portfolio segment and by impairment methodology and the respective recorded investment as at December 31, 2011 and December 31, 2012

	Consumer loans		Commercial loans		Total
December 31, 2011	Loans	Allowance for loan losses	Loans	Allowance for loan losses	Loans	Allowance for loan losses
	(EUR in thousands)
Impairment methodology:
Specific	—	—	9,033,028	2,811,450	9,033,028	2,811,450
Coefficient	—	—	14,155,120	198,160	14,155,120	198,160
Homogeneous	25,361,469	1,954,616	3,635,866	469,602	28,997,335	2,424,218
Foreign	10,770,915	606,107	13,029,590	510,700	23,800,505	1,116,807

Total	36,132,384	2,560,723	39,853,604	3,989,912	75,985,988	6,550,635

	Consumer loans		Commercial loans		Total
December 31, 2012	Loans	Allowance for loan losses	Loans	Allowance for loan losses	Loans	Allowance for loan losses
	(EUR in thousands)
Impairment methodology:
Specific	—	—	7,921,548	1,972,627	7,921,548	1,972,627
Coefficient	—	—	12,649,910	235,435	12,649,910	235,435
Homogeneous	24,361,922	2,900,486	3,384,874	688,771	27,746,796	3,589,257
Foreign	13,372,318	821,904	12,694,974	698,621	26,067,292	1,520,525

Total	37,734,240	3,722,390	36,651,306	3,595,454	74,385,546	7,317,844

        As at December 31, 2011 loans for which a specific allowance had been accounted for also included EUR 6,939.8 million, which related to the loans to the Hellenic Republic and loans eligible to the PSI. During 2012, the loans eligible to the PSI, which amounted to EUR 1,779.0 million were exchanged and hence are no longer reported under the loan balance sheet item.

Collateral

        The most common practice we use to mitigate credit risk is the taking of collateral for loans originated. We implement guidelines on the acceptability of specific classes of collateral. The principal collateral types for loans are:

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

  •
  state, bank or personal guarantees.

        Longer-term finance and lending to corporate entities are generally secured; revolving credit facilities to individuals are generally unsecured. In addition, in order to mitigate the potential credit loss the Group will seek additional collateral from the counterparty as soon as impairment indicators are noticed for the relevant individual loans.

Collateral dependent loans

        Impaired loans net of allowance for loan losses include collateral dependent loans of EUR 1,216,833 thousand and EUR 1,094,656 thousand at December 31, 2011 and December 31, 2012, respectively. In general, a loan is classified as collateral dependent when the loan agreement is terminated, foreclosure is probable and as a result the impairment is measured based on the fair value of the collateral. The time between the termination of the agreement and the loan being classified as collateral dependent may vary significantly because the timing of both actions is determined on a case by case basis. In Greece, the typical length of time between classification of the loan as collateral dependent and foreclosure is about 4 years, however there are a number of cases in which this period can be prolonged because either injunctions to the foreclosure procedure are raised by the customer or third parties, or the procedure has been postponed due to a settlement or repayment. In Turkey and South Eastern Europe enforcement of collateral or exhaustion of legal actions take significantly less time than in Greece.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Securitized loans and Covered bonds

        Loans include securitized loans and loans used as collateral in the covered bonds programs, as follows:

Securitized loans	2011	2012
	(EUR in thousands)
Consumer loans (Revolver 2008—1 Plc—December 2008)	1,035,809	920,367
Credit cards (Revolver 2008—1 Plc—December 2008)	1,065,395	1,054,542
Receivables from Public sector (Titlos Plc—February 2009)	4,760,210	4,625,397
Mortgages (Spiti Plc—September 2011)	1,677,571	1,564,519
Auto loans (Autokinito Plc—September 2011)	430,644	283,308
Consumer loans (Agorazo Plc—September 2011)	1,494,713	1,414,327

Total	10,464,342	9,862,460

Covered bonds	2011	2012
	(EUR in thousands)
Mortgages	16,550,590	15,734,870
of which eligible collateral	14,211,435	12,014,600

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Securitized loans

        The Bank, through its VIEs, has the following securitized notes in issue as at December 31, 2012:

Issuer	Description	Type of collateral	Issue date	Maturity date	Nominal amount in million EUR		Interest rate
Revolver 2008—1 Plc(1)	Secured Floating Rate Notes—Class A	Consumer loans and credit card accounts	December 12, 2008	September 2020	900.0	(1),(2)	Paid monthly at a fixed rate of 2.6% per annum
Revolver 2008—1 Plc(1)	Secured Floating Rate Notes—Class B	Consumer loans and credit card accounts	December 12, 2008	September 2020	268.9	(2)	Paid monthly at a fixed rate of 2.9% per annum
Titlos Plc	Floating Rate Asset Backed Notes	Receivables from Public sector	February 26, 2009	September 2039	5,100.0	(3)	Paid semi-annually at a rate of six-month Euribor plus 50 bps per annum
Spiti Plc	Asset Backed Floating Rate Notes—Class A	Residential mortgages	September 20, 2011	September 2058	1,500.0	(2),(4)	Paid semi-annually at a rate of six-month Euribor plus a margin of 400 bps
Spiti Plc	Asset Backed Floating Rate Notes—Class B	Residential mortgages	September 20, 2011	September 2058	249.5	(2)	Paid semi-annually at a rate of six-month Euribor plus a margin of 700 bps
Autokinito Plc	Asset Backed Floating Rate Notes—Class A	Auto loans	September 23, 2011	September 2023	400.0	(2),(4)	Paid semi-annually at a rate of six-month Euribor plus a margin of 200 bps
Autokinito Plc	Asset Backed Floating Rate Notes—Class B	Auto loans	September 23, 2011	September 2023	96.5	(2)	Paid semi-annually at a rate of six-month Euribor plus a margin of 350 bps
Agorazo Plc	Asset Backed Floating Rate Notes—Class A	Consumer loans	September 23, 2011	September 2033	1,250.0	(2),(5)	Paid semi-annually at a rate of six month Euribor plus a margin of 300 bps
Agorazo Plc	Asset Backed Floating Rate Notes—Class B	Consumer loans	September 23, 2011	September 2033	412.8	(2)	Paid semi-annually at a rate of six-month Euribor plus a margin of 450 bps

(1)
The secured notes were issued through two VIEs, "Revolver APC Limited" (the Asset Purchase Company "APC", incorporated in the UK) and "Revolver 2008—1 Plc" (the Issuer). APC paid for the receivables that were sold and assigned to it by the Bank (the Transferor) from the proceeds of the issuance of a limited recourse note (Series 2008—1 APC loan note) to the issuer. The Issuer financed the acquisition of the Series 2008—1 APC loan note from the proceeds of the issuance of the secured notes. As at December 31, 2011 and 2012, the balances of the subordinated loans were EUR 199.8

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

  million and EUR 198.8 million, respectively. The Bank, at its discretion, may make further advances to APC under the APC Subordinated loan agreement, where the transfer of interest is less than the minimum transfer of interest.

  On September 17, 2012, Revolver 2008—1 Plc, proceeded with the partial cancellation of class A notes of EUR 100.0 million. The class A notes have been rated CCC by Fitch and CCC by Standard and Poors.

(2)
The Bank retains the option to call the notes on any interest payment date and reissue a new series, or sell them as is to investors.

(3)
The Bank retains the option to call the notes on any re-novation date or on any optional redemption date and reissue a new series or sell the notes to investors. The outstanding balance of Titlos Plc as at December 31, 2012 is EUR 4,762.2 million and has been rated C by Moody's.

(4)
On March 20, 2012, Spiti Plc and Autokinito Plc preceded with the partial redemption of class A notes of EUR 106.9 million and of EUR 79.4 million, respectively. Furthermore, on September 20, 2012, Spiti Plc and Autokinito Plc proceeded with the partial redemption of class A notes of EUR 27.6 million and of EUR 74.8 million, respectively. The outstanding amounts of Spiti Plc and Autokinito Plc as at December 31, 2012 are EUR 1,365.5 million and EUR 245.8 million respectively.

(5)
Agorazo Plc proceeded with the partial redemption of class A notes of EUR 58.1 million on March 15, 2012 and EUR 0.2 million on September 17, 2012. The outstanding amount of Agorazo Plc as at December 31, 2012 amounts to EUR 1,191.7 million.

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

        All of the above notes issued are not presented within "Long-term debt" and the loans were not derecognized as the Bank is the owner of the issued secured notes and primary beneficiary of the above VIEs.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Covered bonds

        Under the covered bond Programs I and II, the Bank has the following covered bond series in issue as at December 31, 2012:

Program	Series number	Type of collateral	Issue date	Maturity date	Nominal amount in million EUR		Interest rate
Program I(1)	Third Series	Residential mortgage loans	October 7, 2009	October 2016	846.2	(3)	Paid annually at a fixed coupon rate of 3.875%
Program II(2)	First Series	Residential mortgage loans	June 24, 2010	June 2015 (with an additional ten-year extension option)	1,500.0		Paid quarterly at the ECB's refinancing rate plus a margin of 170 bps
Program II(2)	Second Series	Residential mortgage loans	June 24, 2010	June 2017 (with an additional ten-year extension option)	1,500.0		Paid quarterly at the ECB's refinancing rate plus a margin of 200 bps
Program II(2)	Third Series	Residential mortgage loans	June 24, 2010	June 2019 (with an additional ten-year extension option)	1,500.0		Paid quarterly at the ECB's refinancing rate plus a margin of 230 bps
Program II(2)	Fourth Series	Residential mortgage loans	November 25, 2010	November 2018 (with an additional ten-year extension option)	1,100.0	(4)	Paid quarterly at the ECB's refinancing rate plus a margin of 210 bps
Program II(2)	Fifth Series	Residential mortgage loans	May 6, 2011	September 2013 (with an additional ten-year extension option)	1,500.0		Paid quarterly at the ECB's refinancing rate plus a margin of 230 bps
Program II(2)	Sixth Series	Residential mortgage loans	May 6, 2011	September 2014 (with an additional ten-year extension option)	1,300.0		Paid quarterly at the ECB's refinancing rate plus a margin of 250 bps

(1)
EUR 10.0 billion covered bonds program ("Program I") established on November 26, 2008. The issue under this Program is currently rated Caa2 by Moody's and B- by Fitch.

(2)
EUR 15.0 billion covered bonds program ("Program II") established on June 21, 2010. The issues under this Program are currently rated Caa2 by Moody's and CCC+ by Fitch.

(3)
This issue is presented within "Long-term debt"(see Note 24) since all bonds were sold to domestic and foreign investors. On August 1, 2012, the Bank proceeded with cancellation of the repurchase of covered bonds of EUR 653.8 million.

(4)
On March 9, April 11 and May 14, 2012, the Bank proceeded with the cancellation of covered bonds of EUR 170.0 million, EUR 70.0 million and EUR 160.0 million respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        Other than the third Series of Program I, all the above issues have not been sold to investors, are held by the Bank and therefore are not presented within "Long-term debt" (see Note 24).

        Furthermore, the Bank, in 2011, has cancelled the following issues under the covered bond Program I of EUR 10.0 billion:

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

NOTE 14:    GOODWILL, SOFTWARE AND OTHER INTANGIBLES

        The following presents the allocation of goodwill by segment for December 31:

	2011
	Opening 2011	Net additions and foreign exchange differences	Impairment/ write-offs	Closing 2011
	(EUR in thousands)
Global Markets and Asset Management	7,956	—	(7,956)	—
International	463,627	24,216	(125,148)	362,695
Turkish Operations	2,707,446	(414,015)	—	2,293,431
Insurance	239,297	—	(236,727)	2,570
Other	80,752	—	(48,584)	32,168

Total	3,499,078	(389,799)	(418,415)	2,690,864

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

	2012
	Opening 2012	Net additions and foreign exchange differences	Impairment/ write-offs	Closing 2012
	(EUR in thousands)
International	362,695	61,090	(123,213)	300,572
Turkish Operations	2,293,431	85,738	—	2,379,169
Insurance	2,570	—	—	2,570
Other	32,168	1	—	32,169

Total	2,690,864	146,829	(123,213)	2,714,480

        The change in International relates to additions in other private equity business activities of the Group as well as to negative foreign exchange differences amounting to EUR 70.2 million and EUR 7.3 million respectively and to impairment of EUR 123.2 million, of which EUR 103.1 million in relation to Vojvodjanska Banka and EUR 20.1 million in relation to the private equity business of the Group. The increase in Turkish Operations is due to the foreign exchange differences amounting to EUR 85.7 million.

        The reporting units utilized for goodwill impairment tests are the business segments or one level below the business segments, based on the level at which discrete financial information is available and management regularly reviews the operating results of that unit. The reporting units where significant goodwill was allocated prior to our impairment test at December 31, 2012 were the Turkish banking operations and the Serbian operations within the International banking segment. The goodwill relates to the acquisitions of Finansbank and Vojvodjanska Banka, respectively.

        Goodwill is tested for impairment annually, at December 31. In 2012, in step 1 of the goodwill impairment test the fair value of the above reporting units was estimated using the income approach and in particular the Dividend Discount Model ("DDM") because (a) the reporting units consist of subsidiaries of the Group, and therefore their operations are directed by the Group, (b) the DDM incorporates the earnings variability associated with the restructuring of these subsidiaries operations following their acquisition, and (c) the DDM incorporates management's views of the near and medium term as well as detailed views of current and near future market conditions and strategy.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14:    GOODWILL, SOFTWARE AND OTHER INTANGIBLES (Continued)

        For the Turkish banking operations reporting unit the DDM was based on a 5.2% (2011: 6.8%) terminal growth rate and 19.6% (2011: 18.1%) pretax discount rate. The result of the DDM was corroborated with other valuation methods, such as book value and earnings market or transaction multiples. Based on these multiples, the implied value of the Turkish banking operations reporting unit significantly exceeds the value derived from the DDM.

        Based on the results of step 1 of the impairment test, we determined that the fair value of the Turkish banking operations reporting unit exceeded the carrying amount. A 1% increase in the discount rate or a 1% decrease in the terminal growth rate would decrease the fair value by approximately EUR 0.3 billion (2011: EUR 0.3 billion) and EUR 0.2 billion (2011: EUR 0.2 billion) respectively. In addition, a 5% decrease in the forecast amounts available for dividends would decrease the fair value by approximately EUR 0.3 billion (2011: EUR 0.2 billion).

        The fair value of Serbian operations, based on a 8.0% (2011: 8.0%) terminal growth rate and 14.5% (2011: 13.5%) pre tax discount rate, was less than the carrying amount. Based on the results of step 1 of the impairment test for Serbian operations, we performed step 2 of the impairment test and concluded to fully write-off the goodwill allocated to the Serbian operations by recognizing an impairment charge of EUR 103.1 million (2011: EUR 100.0 million). Since the DDM is based on management's forecasts that are unobservable inputs, the measurement of the goodwill impairment charge relating Serbian operations in 2011 and 2012 is classified as a Level 3 fair value measurement.

        The gross carrying amount and accumulated amortization relating to software and other intangibles at December 31 are presented below:

	2011			2012
	Software	Other intangibles	Total	Software	Other intangibles	Total
	(EUR in thousands)
Gross carrying amount	543,019	367,523	910,542	634,389	397,426	1,031,815
Accumulated amortization	(343,368)	(168,182)	(511,550)	(432,345)	(191,491)	(623,836)

Net book value	199,651	199,341	398,992	202,044	205,935	407,979

        As at December 31, 2012, other intangibles include intangibles identified upon the acquisition of acquired entities and consist of core deposits of EUR 6,722 thousand (2011: EUR 12,060 thousand), customer relationships of EUR 23,632 thousand (2011: EUR 37,049 thousand), software of EUR 6,490 thousand (2011: EUR 7,052 thousand), all of which have finite lives and trade names of EUR 130,675 thousand (2011: EUR 127,061 thousand) and mutual funds contracts of EUR 2,273 thousand (2011: EUR 2,191 thousand) which have indefinite lives. The estimated useful lives of core deposits and customer relationships are 6-11 years and software 11-14 years.

        Amortization expense on software and other intangibles amounted to EUR 79,906 thousand, EUR 98,930 thousand and EUR 109,910 thousand in 2010, 2011 and 2012 respectively. The Group estimates that aggregate amortization expense for the five succeeding fiscal years will be EUR 93,429 thousand, EUR 59,488 thousand, EUR 36,490 thousand, EUR 24,709 thousand and EUR 13,794 thousand for years 2013 through 2017 respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15:    PREMISES AND EQUIPMENT AND LEASE COMMITMENTS

        Premises and equipment at December 31, comprised:

	2011	2012
	(EUR in thousands)
Land	216,445	225,013
Buildings	970,246	999,468
Leasehold improvements	240,874	276,232
Furniture, fittings, machinery and vehicles	1,079,042	1,178,000

Total, at cost	2,506,607	2,678,713
Less: accumulated depreciation	(1,233,152)	(1,396,319)

Net book value	1,273,455	1,282,394

        Certain Group premises and equipment are leased under various operating leases. Rental expense amounted to EUR 120,386 thousand, EUR 119,226 thousand and EUR 122,818 thousand for the years ended December 31, 2010, 2011 and 2012, respectively.

        Future minimum rental commitments under non-cancellable operating leases are presented below. The Group did not enter into any material capital leases.

Operating Leases
(EUR in thousands)
2013	88,664
2014	102,176
2015	59,877
2016	52,540
2017	44,043
Thereafter	137,494

Total minimum lease payments	484,794

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16:    OTHER ASSETS

        Other assets at December 31, comprised:

	2011	2012
	(EUR in thousands)
Insurance related assets	620,383	550,795
Deferred tax assets	259,092	169,891
Prepaid income taxes	282,275	381,521
Assets acquired through foreclosure proceedings	184,790	194,160
Brokerage auxiliary funds	10,156	8,945
Private equity: Investees Assets	127,150	89,961
Prepaid expenses	139,105	168,401
Advances to employees	17,826	16,126
Unlisted equity securities	101,070	116,795
Hellenic Deposit and Investment Guarantee Fund	288,090	344,903
Receivables from Greek State	361,204	449,885
Checks and credit card transactions under settlement	176,312	211,166
Securities transactions under settlement	9,177	—
Trade and other receivables	113,256	132,374
Other	544,924	507,234

Total	3,234,810	3,342,157

        Included in the above table are investments on behalf of policyholders who bear the investment risk, classified as Insurance related assets amounting to EUR 295,712 thousand and EUR 306,310 thousand at December 31, 2011 and 2012 respectively, which are carried at fair value.

        Receivables from the Greek State have been assessed for impairment and are presented after such impairment. As at December 31, 2012, the impairment for receivables from the Greek State amounted to EUR 24,572 thousand (December 31, 2011: EUR 39,400 thousand).

        In accordance with article 6 of Greek Law 3714/2008, the amount of deposits guaranteed by the Hellenic Deposit and Investment Guarantee Fund (HDIGF) is EUR 100 thousand per client. Accordingly, the contributions paid by banks to HDIGF increased from 2008 onwards. The Greek Law 3746/2009 concerning HDIGF provides that the excess of annual contributions calculated in accordance with the above article 6 of Greek Law 3714/2008, are included in a special reserve which will be jointly owned by the banks in proportion to their participation.

        In accordance with article 10 of Greek Law 3746/2009, HDIGF guarantees up to an amount of EUR 30 thousand per client for investing activities. In 2010, the participating banks paid the first contributions relating to article 10 of Greek Law 3746/2009 which provides that the said contributions are included in a special reserve which will be jointly owned by the banks in proportion to their participation.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17:    HELLENIC REPUBLIC BANK SUPPORT PLAN

        We participated in the Hellenic Republic Bank Support Plan as follows:

  Pillar I—Preference share facility

        On January 22, 2009, an Extraordinary General Meeting of the Bank's Shareholders was held, which approved the issue of 70 million redeemable preference shares at a par value of EUR 5.00 each with the cancellation of the preemptive rights of the existing shareholders in favor of the Greek State in accordance with Law 3723/2008 for the Bank's participation in the part (1) of the Hellenic Republic Bank Support Plan. On May 21, 2009, the Bank's Board of Directors certified that the Greek State fully covered the said issue of preferred shares. This increase was covered through the transfer to the Bank of an equal market value Greek government bond with a coupon rate of six-month Euribor plus 130 basis points. On May 25, 2009, the Board of Directors' minutes for the above mentioned certification were filed with the Ministry of Development (resolution K2-5300/Registrar of Companies). Following the above the Bank's share capital increased by EUR 350 million.

        On December 22, 2011, the Extraordinary General Meeting of the Bank's Shareholders approved a) the share capital increase by EUR 1,000.0 million through the issue of additional 200 million redeemable preference shares at a nominal value of EUR 5.00 each with the cancellation of the preemptive rights of the existing shareholders in favor of the Greek State, in accordance with the Law 3723/2008 and b) the revocation of the decision of the Extraordinary General Meeting of the Bank's Shareholders held on November 26, 2010 regarding the repurchase by the Bank of the 70 million redeemable preference shares in favor of the Greek State, in accordance with the Law 3723/2008.

        On December 30, 2011, following the above decision, the Bank issued the 200 million redeemable preference shares at a nominal value of EUR 5.00 each. For the redeemable preference shares in favor of the Greek State, please also refer to Note 32.

  Pillar II—Government guaranteed short-term borrowings facility

        Under the government-guaranteed borrowings facility, we participated in the second pillar of Greek Law 3723/2008 as follows:

Description	Issue date	Maturity date	Nominal amount in million EUR	Interest rate	Interest payment
Floating Rate Notes	April 26, 2010	April 2013	2,500.0	Three-month Euribor plus 1,200 bps	Quarterly
Floating Rate Notes	May 4, 2010	May 2013	1,345.0	Three-month Euribor plus 500 bps	Quarterly
Floating Rate Notes	May 4, 2010	May 2013	655.0	Three-month Euribor plus 1,200 bps	Quarterly
Floating Rate Notes	June 28, 2010	June 2013	4,265.6	Three-month Euribor plus 1,200 bps	Quarterly
Floating Rate Notes	December 23, 2010	December 2013	4,107.7	Three-month Euribor plus 1,200 bps	Quarterly
Floating Rate Notes	June 7, 2011	June 2014	1,925.0	Three-month Euribor plus 1,200 bps	Quarterly

Total			14,798.3

        Additionally, on May 24, 2012, Fixed Rate Notes of EUR 3,000.0 million issued by the Bank in February 2012, matured.

        The notes described above have been issued by the Bank, are guaranteed by the Hellenic Republic and are held by the Bank and therefore, are not presented as liabilities on the consolidated balance

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17:    HELLENIC REPUBLIC BANK SUPPORT PLAN (Continued)

sheet. Furthermore, the notes are currently rated Caa2 by Moody's and CCC by Fitch. For the guarantees provided by the Hellenic Republic, an annual fee is payable by the Bank to the Hellenic Republic. This fee ranges from 95 to 135 basis points (depending on the notes) and is calculated on the nominal amount of the notes issued, prorated for the period the notes are outstanding.

  Pillar III—Debt instruments issued by the Public Debt Management Agency

        On April 12, 2010, the Bank obtained from Public Debt Management Agency, Greek government bonds having a nominal value of EUR 787.0 million collateralized with shipping and mortgage loans. These bonds can only be used as collateral for financing and therefore are reflected off-balance sheet.

NOTE 18:    PLEDGED ASSETS

        At December 31, 2011 and 2012, the Group pledged mainly for funding purposes with the Eurosystem, the European Investment Bank and other central banks the amount of EUR 32,665.5 million and EUR 33,218.7 million, respectively. The corresponding liabilities are presented in Note 19 within interbank interest bearing deposits.

        The pledged amounts as at December 31, 2012 relate to the following instruments:

  •
  trading and available-for-sale debt securities of EUR 2,917.9 million;

  •
  bonds covered with mortgage loans amounting to EUR 8,400.0 million (see also Note 13);

  •
  securitized notes backed with mortgage loans, receivables from public sector, consumer and auto loans and credit cards amounting to EUR 9,492.9 million (see also Note 13); and

  •
  loans amounting to EUR 12,408.0 million.

        Additionally to the amounts above, the Bank has pledged off balance sheet assets for funding purposes with the Bank of Greece, through ELA:

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

  •
  EFSF bonds of EUR 7,430.0 million obtained as an advance from HFSF for the participation in the Bank's future share capital increase. These bonds can only be used as collateral for financing (see Note 35).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 19:    DEPOSITS

        The aggregate amount of short-term certificates of deposit, each with a minimum denomination of EUR 76,530, which approximates USD 100,000, was EUR 437,460 thousand at December 31, 2012 (2011: EUR 132,190 thousand). At December 31, 2012, interest-bearing deposits with scheduled maturities in excess of one year were EUR 804,510 thousand (2011: EUR 650,187 thousand).

        Deposits made by Greek residents and foreign customers at December 31, comprised:

	2011			2012
	Greek residents	Foreign	Total	Greek residents	Foreign	Total
	(EUR in thousands)			(EUR in thousands)
Interest bearing:
Public sector	1,740,647	56,266	1,796,913	2,448,588	423,304	2,871,892
Private sector:
Corporations	2,773,259	4,802,960	7,576,219	3,435,530	6,094,819	9,530,349
Individuals	34,977,371	12,159,912	47,137,283	31,790,468	11,667,138	43,457,606
Interbank	31,576,223	906,713	32,482,936	31,159,773	1,350,159	32,509,932

Total interest bearing deposits	71,067,500	17,925,851	88,993,351	68,834,359	19,535,420	88,369,779

Non-interest bearing:
Public sector	353,244	18,353	371,597	288,356	70,465	358,821
Private sector:
Corporations	561,296	763,524	1,324,820	564,774	838,134	1,402,908
Individuals	158,755	547,265	706,020	139,773	807,107	946,880
Interbank	118,616	60,898	179,514	29,158	51,556	80,714

Total non-interest bearing deposits	1,191,911	1,390,040	2,581,951	1,022,061	1,767,262	2,789,323

Total:
Public sector	2,093,891	74,619	2,168,510	2,736,944	493,769	3,230,713
Private sector:
Corporations	3,334,555	5,566,484	8,901,039	4,000,304	6,932,953	10,933,257
Individuals	35,136,126	12,707,177	47,843,303	31,930,241	12,474,245	44,404,486
Interbank	31,694,839	967,611	32,662,450	31,188,931	1,401,715	32,590,646

Total deposits	72,259,411	19,315,891	91,575,302	69,856,420	21,302,682	91,159,102

        Included in the above table are interest bearing deposits of EUR 1,779,727 thousand and EUR 2,954,945 thousand for 2011 and 2012 respectively for which the Group has elected the fair value option. Such instruments are accounted for at fair value because they have embedded derivatives and the Group elected to account for them at fair value rather than separating the embedded derivatives, or because they are managed on a fair value basis and the Group elected to apply the fair value option provided by ASC 825 "Financial Instruments". During 2011 and 2012 losses of EUR (13,754) thousand and EUR (17,792) thousand, respectively, relating to fair value changes of these deposits were included in net trading loss, of which a gain of EUR 10,973 thousand and NIL, respectively, relate to credit risk.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 19:    DEPOSITS (Continued)

        Interest bearing interbank deposits under "Greek residents" mainly include the funding from the ECB and ELA type facility (through the Bank of Greece) amounting to EUR 31,307,746 thousand and EUR 30,902,146 thousand for 2011 and 2012 respectively.

NOTE 20:    SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

        Information concerning securities sold under agreements to repurchase is summarized as follows:

	2011	2012
	(EUR in thousands)
Securities sold under agreements to repurchase	1,302,239	1,108,569
Securities sold under agreements to repurchase:
Average outstanding during the year	3,221,314	1,375,805
Weighted average interest rate during the year	3.79%	4.38%
Weighted average interest rate at year end	3.63%	4.93%
Amount outstanding at month end:
January	5,125,395	1,983,816
February	4,698,535	1,504,851
March	5,187,643	1,624,482
April	4,360,673	1,734,688
May	2,976,276	1,441,933
June	2,606,337	1,055,196
July	2,661,253	941,898
August	2,309,891	1,533,211
September	1,930,242	1,464,559
October	3,144,079	1,254,343
November	2,036,228	935,680

        Securities sold under agreements to repurchase are recorded at the amount of cash received in connection with the transaction. Maturities of such agreements to repurchase are typically overnight to six months.

NOTE 21:    OTHER BORROWED FUNDS

        Included in other borrowed funds are facilities with a maturity of one year or less. These borrowings had a balance of EUR 925,971 thousand and EUR 2,026,659 thousand at December 31, 2011 and 2012, respectively.

        The weighted average interest rate of other borrowed funds was 2.61% and 8.52% in 2011 and 2012 respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 21:    OTHER BORROWED FUNDS (Continued)

        The financial conditions of the major short-term of other borrowed funds as of December 31, 2012, are as follows:

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount		Own held by the Group	Interest rate	Interest payment
					(in million)		(nominal amount in million)
Fixed rate notes
Finansbank	Fixed Rate Bonds(1)	September 14, 2012	March 2013	TL	400.0		15.3	Fixed rate of 10.00%	Single payment at maturity including capital amount
Finansbank	Fixed Rate Bonds(1)	September 21, 2012	March 2013	TL	500.0		2.3	Fixed rate of 9.60%	Single payment at maturity including capital amount
Finansbank	Fixed Rate Bonds(1)	November 15, 2012	May 2013	TL	750.0		12.4	Fixed rate of 8.30%	Single payment at maturity including capital amount
Finansbank	Fixed Rate Bonds(1)	December 13, 2012	June 2013	TL	650.0		7.2	Fixed rate of 7.95%	Single payment at maturity including capital amount
Finansbank	Fixed Rate Bonds(1)	December 27, 2012	April 2013	TL	600.0		1.5	Fixed rate of 7.95%	Single payment at maturity including capital amount
Floating rate notes
Finansbank	Amended Facility Agreement	November 29, 2012	November 2013	EUR	211.9	(2)	—	Euribor plus 0.7%.	Quarterly
Finansbank	Amended Facility Agreement(2)	November 29, 2012	November 2013	USD	188	(2)	—	Libor plus 0.7%.	Quarterly

(1)
On January 20, 2011, Finansbank obtained the required permissions from legal authorities regarding the issuing of bank bonds with maturity of up to one year in the domestic market valued up to TL 1,000,000.

(2)
On November 29, 2012, Finansbank amended the dual tranche term loan facility signed on November 30, 2011, based on which the amounts of USD 220.5 million and EUR 210.6 million were amended to USD 188.0 million and EUR 211.9 million, respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 22:    ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES

        Accounts payable, accrued expenses and other liabilities at December 31, comprised:

	2011	2012
	(EUR in thousands)
Accrued expenses and deferred income	96,689	75,588
Amounts due to re-insurers	23,820	16,289
Income and other taxes payable	153,236	145,395
Accounts payable	218,651	200,173
Payroll related accruals	57,365	90,429
Private equity: liabilities of investee entities	208,064	240,658
Unsettled transactions on debt securities	2,727	—
Accrued interest and commissions	420,999	262,860
Deferred tax liability	62,213	63,863
Amounts due to third-parties under collection agreements	82,205	112,544
Pension liability	224,743	387,921
Dividends payable	4,080	338
Amounts due to government agencies	180,043	198,748
European Re-development Fund	19,960	8,802
Liabilities relating to deposit administration funds (DAF)	198,040	198,034
Checks and credit card transactions under settlement	1,010,478	814,550
Other	585,023	419,981

Total	3,548,336	3,236,173

        Included in the above table under "Other" are liabilities carried at fair value, relating to short positions in shares amounting to EUR 5,009 thousand and EUR 3,727 thousand at December 31, 2011 and 2012 respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 23:    INSURANCE RESERVES

        EH has consistently made a provision for loss reserves by estimating the potential liability on a claim-by-claim basis. Activity in the liability for outstanding claims and claim adjustment expenses for the year ended December 31, comprises of:

	2011	2012
	(EUR in thousands)
Property and casualty reserves
Reserve for outstanding claims and claim adjustment expenses as at January 1,	735,476	749,796
Incurred claims and claim adjustment expenses:
Provision for insured events of the current year	245,894	169,693
Change in provision for insured events of prior years	16,079	(60,783)

Total incurred claims and claim adjustment expenses	261,973	108,910
Payments:
Claims and claim adjustment expenses attributable to insured events of the current year	(83,739)	(61,955)
Claims and claim adjustment expenses attributable to insured events of prior years	(118,257)	(104,297)

Total payments	(201,996)	(166,252)
Changes in unearned premium reserves	(45,657)	(54,453)

Reserves for outstanding claims and claim adjustment expenses as at December 31,	749,796	638,001

        The share of reinsurers in property and casualty insurance reserves amounted to €136.2 million and €101.5 million at December 31, 2011 and 2012 respectively.

	2011	2012
	(EUR in thousands)
Future policy benefit liabilities
Mathematical and other future policy benefit liabilities at 1 January	1,795,868	2,011,045
Increase in reserves	618,976	222,779
Paid claims and other movements	(403,799)	(354,697)

Mathematical and other future policy benefit liabilities at December 31,	2,011,045	1,879,127

Total insurance reserves	2,760,841	2,517,128

Reinsurance arrangements

        The reinsurance program of EH is designed to minimize the Group's exposure to large claims and reduce accumulation against catastrophic risks. The level of risk retained by the Group is determined by the levels of Shareholder Equity, Gross Written Premium and Possible Maximum Loss per type of risk underwritten.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 23:    INSURANCE RESERVES (Continued)

        Income from insurance operations at December 31, comprised:

	2010	2011	2012
	(EUR in thousands)
Gross written premiums	1,008,320	776,301	629,689
Cancellation commissions	2,790	3,140	3,409
Other insurance related income/(expense)	6,061	(2,161)	(144)

Total income from insurance operations	1,017,171	777,280	632,954

Reinsurance

        We assume and cede reinsurance with other insurance companies, mainly in the property and casualty lines of business.

        Our reinsurance program consists of non-proportional treaties in motor and property, per risk and catastrophe business, which are our main lines of property and casualty business. Other lines of business are covered mainly by proportional treaties.

        The effect of reinsurance on premiums written and earned for the years ended December 31, was as follows:

Short-duration life insurance contracts

	2010	2011	2012
	(EUR in thousands)
Premiums written	248,887	226,629	225,443
Reinsurance ceded	(8,305)	(4,861)	(3,622)

Net written premiums	240,582	221,768	221,821

Premiums earned	249,901	203,929	232,817
Reinsurance ceded	(8,319)	(10,324)	(7,595)

Net earned premiums	241,582	193,605	225,222

        Included in premiums earned for 2010, 2011 and 2012 are premiums assumed of EUR 1.3 million, EUR 0.4 million and EUR 0.4 million respectively.

        Premiums earned on long-duration life insurance contracts amounted to EUR 172.0 million, EUR 124.8 million and EUR 86.6 million for 2010, 2011 and 2012 respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 23:    INSURANCE RESERVES (Continued)

Property and casualty insurance contracts

	2010	2011	2012
	(EUR in thousands)
Direct premiums written	578,919	452,460	310,326
Reinsurance assumed	8,436	10,913	7,313
Reinsurance ceded	(108,698)	(70,749)	(73,060)

Net premiums written	478,657	392,624	244,579

Direct premiums earned	581,142	512,988	372,333
Reinsurance assumed	6,921	3,136	3,657
Reinsurance ceded	(108,071)	(80,602)	(70,170)

Net premiums earned	479,992	435,522	305,820

NOTE 24:    LONG-TERM DEBT

        Long-term debt (original maturities of more than one year) at December 31, comprised:

	2011
	Under 1 year	1-5 years	After 5 years	Total
	(EUR in thousands)
By remaining maturity
Senior Debt:
Fixed Rate	115,588	1,467,999	—	1,583,587
Variable Rate	56,438	298,876	23,009	378,323
Subordinated Debt:
Fixed Rate	13,823	470,694	—	484,517
Variable Rate	5,265	141,774	—	147,039
Other
Fixed Rate	51,611	49,389	39,318	140,318
Variable Rate	29,608	172,500	1,479	203,587

Total	272,333	2,601,232	63,806	2,937,371

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 24:    LONG-TERM DEBT (Continued)

	2012
	Under 1 year	1-5 years	After 5 years	Total
	(EUR in thousands)
By remaining maturity
Senior Debt:
Fixed Rate	81,155	1,113,441	75,339	1,269,935
Variable Rate	43,611	279,626	—	323,237
Subordinated Debt:
Fixed Rate	639	25,938	—	26,577
Variable Rate	27,382	40,994	—	68,376
Other
Fixed Rate	23,817	99,987	20,964	144,768
Variable Rate	11,067	221,123	51,407	283,597

Total	187,671	1,781,109	147,710	2,116,490

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 24:    LONG-TERM DEBT (Continued)

(a)   Long-Term Senior debt

        Long-term debt Senior Notes and the related rates and maturity dates at December 31, comprise:

2011
(EUR in thousands)
Fixed, with a weighted average rate of 3.75%, maturing up until 2016 and denominated in EUR	1,139,485
Fixed, with a weighted average rate of 5.62%, maturing up until 2016 and denominated in USD	444,102

Total	1,583,587

Variable, with a weighted average rate of 2.42%, maturing up until 2016 and denominated in EUR	335,944
Variable, with a weighted average rate of 2.06%, maturing up until 2012 and denominated in USD	19,134
Variable, with a weighted average rate of 5.00%, maturing up until 2018 and denominated in BGN	23,245

Total	378,323

2012
(EUR in thousands)
Fixed, with a weighted average rate of 3.75%, maturing up until 2024 and denominated in EUR	660,066
Fixed, with a weighted average rate of 5.44%, maturing up until 2017 and denominated in USD	586,762
Fixed, with a weighted average rate of 5.0%, maturing up until 2018 and denominated in BGN	23,107

Total	1,269,935

Variable, with a weighted average rate of 1.62%, maturing up until 2016 and denominated in EUR	323,237

Total	323,237

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 24:    LONG-TERM DEBT (Continued)

Long-Term Senior fixed rate debt

        The financial conditions of the major long-term senior fixed rate debt as of December 31, 2012, are as follows:

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount		Own held by the Group	Interest rate	Interest payment
					(in million)		(nominal amount in million)
Corporate bonds
Finansbank (via a VIE)	Fixed Rate Notes	March 24, 2006	March 2013	USD	110.0		39.0	Fixed interest rate of 6.5%	Semi-annually
Covered bonds
NBG	Fixed rate covered bonds— Third Series	October 7, 2009	October 2016	EUR	846.2	(1)	—	Fixed coupon rate of 3.875%	Annually
Fixed rate notes
Finansbank	Senior Unsecured Notes	May 11, 2011	May 2016	USD	500.0		133.3	Fixed interest rate of 5.5%	Semi-annually
Finansbank	Eurobond Fixed Rate Notes	November 1, 2012	November 2017	USD	350.0		13.8	Fixed interest rate of 5.15%	Semi-annually
NBG	Fixed Rate Notes	December 20, 2012	December 2024	EUR	60.0	(2)	—	Fixed interest rate of 2.535%	Quarterly

(1)
Includes fixed rate covered bonds issued by the Bank, which are described in Note 13 and has been designated as financial liability at fair value through profit or loss. On August 1, 2012, the Bank proceeded with cancellation of the repurchase of covered bonds of EUR 653.8 million. During 2012, net gains of NIL (2011: net gains of EUR 103.3 million) resulting from changes in the fair value of these notes were recorded in Net trading loss. Fair value gains of EUR 3.0 million were attributable to changes in instrument specific credit risk (2011: EUR 190.3 million), measured based on changes in the Bank's own credit spread. Interest expense is not recognized separately from fair value changes. The carrying amount and amortized cost of these securities as at December 31, 2012 were EUR 600.1 million and EUR 849.2 million respectively (2011: EUR 1,059.3 million and EUR 1,497.8 million, respectively).

(2)
Loan agreement with European Investment Bank and the main purpose of this facility is the financing of small and medium-sized enterprises.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 24:    LONG-TERM DEBT (Continued)

        Long-term senior fixed rate debt redeemed in 2012 are as follows:

Issuer	Type	Issue date	Redemption date	Currency	Nominal amount
					(in million)
Fixed rate loans
NBG Finance Plc	Fixed Rate Notes, guaranteed by the Bank	September 21, 2010	February 22, 2012	EUR(1)	80.0
Finansbank	Fixed Rate Bonds	November 2, 2011	April 27, 2012	TL	150.0
Finansbank	Fixed Rate Bonds	November 30, 2011	May 25, 2012	TL	200.0
Finansbank	Fixed Rate Bonds	May 11, 2012	November 5, 2012	TL	400.0
Finansbank	Fixed Rate Bonds	June 11, 2012	December 4, 2012	TL	700.0

(1)
The proceeds of the Notes issued by NBG Finance Plc were ultimately lent to the Bank.

Long-Term Senior variable rate debt

        The financial conditions of the major long-term senior variable rate debt as of December 31, 2012, are as follows:

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount		Interest rate	Interest payment
					(in million)
Variable rate notes
NBG	Variable Rate Notes	September 1, 2009	September 2016	EUR	250.0	(1)	Three-month Euribor plus 0.576%	Quarterly
Finansbank	Floating Rate Notes Series 2012-C	December 20, 2012	November 2024	EUR	50.0		Euribor plus 3.6%.	Quarterly
Finansbank	Floating Rate Notes—Series 2012-B	December 20, 2012	November 2017	USD	75.0		LIBOR plus 3.4%	Quarterly

(1)
Loan agreement with European Investment Bank and the main purpose of this facility is the financing of small and medium-sized enterprises.

        Long-term senior variable rate debt repurchased in 2012, are as follows:

Issuer	Type	Issue date	Repurchased date	Currency	Nominal amount
					(in million)
Corporate bonds
Finansbank (via a VIE)	Series 2005-A Floating Rate Notes (secured on Finansbank's Diversified Payment Rights)	March 15, 2005	February 15, 2012	USD	500.0	(1)
Financings under the Hellenic Republic Bank Support Plan
NBG	Floating Rate Notes—Pillar II	February 24, 2012	May 24, 2012	EUR	3,000.0	(2)

(1)
The outstanding amount of Series 2005-A as of December 31, 2011 was USD 31.3 million.

(2)
These Notes were held by the Bank and therefore, were not presented as liabilities on the Group's Balance Sheet (see Note 17).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 24:    LONG-TERM DEBT (Continued)

(b)   Long-Term Subordinated debt

        Long-term Subordinated debt Senior Notes and the related rates and maturity dates at December 31, comprise:

2011
(EUR in thousands)
Fixed, 7.00% up to August 3, 2015, redeemable on or after Aug. 2015 and denominated in EUR	443,292
Fixed, 6.29% up to November 8, 2016, redeemable on or after Nov. 2016 and denominated in GBP	41,225

Total	484,517

Variable, with a weighted average rate of 3.33%, redeemable on or after July 2013 and denominated in EUR	50,756
Variable, with a weighted average rate of 2.60%, redeemable on or after Nov. 2014 and denominated in EUR	27,070
Variable, with a weighted average rate of 5.91%, redeemable on or after Feb. 2015 and denominated in EUR	31,548
Variable, with a weighted average rate of 2.30%, redeemable on or after Nov. 2014 and denominated in USD	37,665

Total	147,039

2012
(EUR in thousands)
Fixed, 7.00% up to August 3, 2015, redeemable on or after Aug. 2015 and denominated in EUR	18,974
Fixed, 6.29% up to November 8, 2016, redeemable on or after Nov. 2016 and denominated in GBP	7,603

Total	26,577

Variable, with a weighted average rate of 1.98%, redeemable on or after July 2013 and denominated in EUR	25,746
Variable, with a weighted average rate of 1.91%, redeemable on or after Nov. 2014 and denominated in EUR	14,390
Variable, with a weighted average rate of 4.59%, redeemable on or after Feb. 2015 and denominated in EUR	15,953
Variable, with a weighted average rate of 1.89%, redeemable on or after Nov. 2014 and denominated in USD	12,287

Total	68,376

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 24:    LONG-TERM DEBT (Continued)

        The financial conditions of the long-term subordinated fixed and variable rate debt as of December 31, 2012, are as follows:

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount	Own held by the Group	Interest rate	Interest payment
					(in million)	(nominal amount in million)
Subordinated fixed rate notes
NBG Funding Ltd(1)	Guaranteed Fixed/Floating Rate Subordinated Callable Notes due 2037—Series E	November 8, 2006	November 2037	GBP	375.0	—	6.2889% fixed per annum until November 8, 2016 and thereafter floating of three month Libor plus 2.08%	Annually up to November 8, 2016
NBG Finance Plc	Fixed Rate Notes—Lower Tier II	August 3, 2010	August 2020 (Early redemption 2015)	EUR	450.0	431.6	7.0% for the first five years and 9.5% thereafter.	Annually
Subordinated variable rate notes
NBG Funding Ltd(1)	Guaranteed Floating Rate Subordinated Callable Notes due 2034—Series A	July 11, 2003	July 2034	EUR	350.0	—	Three-month Euribor plus 175 bps until July 11, 2013 and three-month Euribor plus 275 bps thereafter	Quarterly
NBG Funding Ltd(1)	Guaranteed CMS-Linked Subordinated Callable Notes due 2035—Series B	November 3, 2004	November 2035	EUR	350.0	—	The 10-year EUR CMS mid swap rate plus 12.5 bps reset every six months and capped at 8%	Semi annually
NBG Funding Ltd(1)	Guaranteed CMS-Linked Subordinated Callable Notes due 2035—Series C	November 3, 2004	November 2035	USD	180.0	—	The 10 year EUR CMS mid swap rate plus 12.5 bps reset every six months and capped at 8.5%	Semi annually
NBG Funding Ltd(1)	Guaranteed CMS-Linked Subordinated Callable Notes due 2035—Series D	February 16, 2005	February 2036	EUR	230.0	—	The difference of the 10-year EUR CMS mid swap rate minus the two-year mid swap rate multiplied by four subject to a minimum rate of 3.25% and capped at 10%	Annually

(1)
The proceeds of the instruments issued by NBG Funding Ltd have been lent to NBG Finance Plc, NBG Finance (Dollar) Plc and NBG Finance (Sterling) Plc through Eurobond issues and ultimately lent to the Bank under loan agreements with the same terms as each one of the instruments referred to above but with a 31-year maturity.

Within 2011, the Bank proceeded in the purchase of an additional portion of the outstanding preferred securities of an aggregate nominal amount of EUR 19.0 million of series A, B and D, GBP 11.1 million of series E and USD 1.9 million of series C. On January 3, 2012, the

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 24:    LONG-TERM DEBT (Continued)

  Bank announced a voluntary tender offer (the "Offer") for the acquisition of any and all of the five series of the preferred securities issued by the Bank's subsidiary, NBG Funding Ltd. Based upon the aggregate nominal amounts of the securities validly tendered for purchase pursuant to the Offer, the Bank accepted for purchase securities in EUR with nominal value of EUR 117.3 million, securities in USD with nominal value of USD 47.5 million and securities in GBP with nominal value of GBP 39.2 million. The settlement date for the purchase by the Bank of the above securities was the January 19, 2012 and the purchase was funded by existing liquidity reserves of the Bank.

Subsequent to the Offer, the Bank proceeded in the purchase of an additional portion of the outstanding preferred securities of an aggregate nominal amount of EUR 3.7 million of series A, B and D, GBP 7.9 million of series E and USD 0.1 million of series C.

(c)   Long-Term Other debt

        "Other" primarily includes fixed rate borrowings of Finansbank and Finans Leasing amounting to EUR 128,806 thousand (of which EUR 81,374 thousand, EUR 3,872 thousand and EUR 43,560 thousand denominated in EUR, TL and USD respectively) and floating rate borrowings of the above mentioned companies, amounting to EUR 202,014 thousand (of which EUR 118,858 thousand, and EUR 83,156 thousand denominated in EUR and USD).

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

        The following table summarizes the Group's off-balance-sheet financial instruments, whose contract amounts represent credit risk, as of December 31:

	2011	2012
	(EUR in thousands)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit*:
Commercial and personal	14,584,516	14,483,760
Residential real estate	94,602	33,831
Commercial letters of credit	589,924	594,392
Standby letters of credit and financial guarantees written	5,970,422	5,586,816

*
Commitments to extend credit at December 31, 2011 and 2012 include amounts of EUR 1,685.7 million and EUR 25.0 million respectively, which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force.

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

        Legal Contingencies.    The Bank and certain of its subsidiaries are defendants in certain claims and legal actions and proceedings arising in the ordinary course of business. These actions and proceedings are generally based on alleged violations of consumer protection, banking, employment and other laws. None of these actions and proceedings is individually material. In accordance with ASC 450 the Group establishes accruals for all litigations, for which it believes it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. These accruals may change from time to time, as appropriate, in light of additional information. At December 31, 2011 and 2012 the Group has accrued for cases under litigation the amount of EUR 85.4 million and EUR 79.8 million respectively for those litigations for which the Group believes that this loss is probable and reasonably estimated. For the cases for which an accrual has not been recognized, management is not able to reasonably estimate possible losses, since the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of pending appeals and there are significant issues to be resolved. However, in the opinion of the management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated balance sheet, results of operation or cash flows.

        Staff Leaving Indemnity Contingencies.    In accordance with Greek Law 4046/2012 and Board of Ministers' Decision (6/28.2.2012), from February 14, 2012 onwards, the employment contracts that lapse on attainment of the normal retirement age or based on the particular retirement conditions, are considered as indefinite duration employment contracts and therefore, the provisions for employees statutory retirement indemnity of Greek Law 2112/1920, are applied. During the years 2010 and 2011 the Group has been subject to litigation claims in relation to the benefits available to employees under the finite duration employment contracts reliant on interpretation of certain clauses of Greek Law 2112/1920. Such claims have been upheld by the court. As a result the Group concluded that based on the available evidence the obligation for the remaining populous of employees under the finite employment contracts is both probable and the amount of the obligation is reasonably estimable under the provisions of Greek Law 2112/1920 based on an actuarial valuation carried out in accordance with ASC 715-30. Following the above, the Group recognized in the income statement as at December 31, 2011, an amount of EUR 169.9 million which is included under "Other non-interest expense". The estimates included in this amount are based on the Group's analysis of currently available information,

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 25:    COMMITMENTS AND CONTINGENCIES (Continued)

and as new information is obtained the Group may change its estimates. Prior to 2011, the Bank concluded that the obligation with respect to employment contracts with its employees as finite duration contracts was remote, therefore no provision for staff leaving indemnity was recognized. As at December 31, 2012, this liability is included in the employees benefit obligation (see Note 38).

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

NOTE 26:    OTHER FEES AND COMMISSIONS

        Other fees and commissions for the years ended December 31, comprised:

	2010	2011	2012
	(EUR in thousands)
Custody, brokerage & investment banking	79,953	61,903	66,184
Retail lending fees	50,410	41,446	38,968
Corporate lending fees	149,364	136,546	135,982
Banking fees & similar charges	164,947	171,221	199,317
Fund management fees	31,018	24,305	15,350

Total	475,692	435,421	455,801

NOTE 27:    NET TRADING LOSS

        In addition to the losses on derivative instruments (see Note 10), the losses on deposits and the gains on long-term debt at fair value (see Note 19 and Note 24, respectively), net trading loss in 2010, 2011 and 2012 also includes gains from the re-purchase by the Group from the open market of debt securities issued by the Group of EUR 10,855 thousand, EUR 7,651 thousand and EUR 8,688 thousand respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 28:    OTHER NON-INTEREST INCOME

        Other non-interest income at December 31, comprised:

	2010	2011	2012
	(EUR in thousands)
Income from insurance operations	1,017,172	777,280	632,955
Gain on disposal of subsidiaries	522	—	158,429
Gain on disposal of premises	2,643	12,744	503
Hotel revenues	33,986	31,274	27,308
Other	106,930	41,067	98,117

Total	1,161,253	862,365	917,312

NOTE 29:    OTHER NON-INTEREST EXPENSE

        Other non-interest expense at December 31, comprised:

	2010	2011	2012
	(EUR in thousands)
Insurance claims, reserves movement, commissions and reinsurance premium ceded	941,589	1,013,879	469,865
Credit card costs	30,067	31,868	47,960
Hotel running costs	37,125	35,128	30,650
Broker costs	6,996	4,623	3,450
Rental expense	120,386	119,226	122,818
Taxes and duties other than income tax	97,835	94,201	95,597
Promotion and advertising	78,502	56,946	66,867
Third party fees	139,599	135,216	123,592
Commissions on issues of Hellenic Republic Bank Support Plan—Pillar II	46,012	159,109	210,909
Other	359,717	583,044	423,719

Total	1,857,828	2,233,240	1,595,427

        Commissions on issues of Hellenic Republic Bank Support Plan—Pillar II relate to the fees payable to the Hellenic Republic with respect to the notes issued by the Bank and guaranteed by the Hellenic Republic, in the context of Pillar II of the Hellenic Republic Bank Support Plan, as described in Note 17.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 29:    OTHER NON-INTEREST EXPENSE (Continued)

        Insurance claims, reserves movement, commissions and reinsurance premium ceded for the years ended December 31 comprised:

	2010	2011	2012
	(EUR in thousands)
Reinsurance premiums ceded	117,003	75,499	76,564
Insurance benefits and claims incurred	625,970	600,701	525,168
Reinsurance recoveries	(70,547)	(49,569)	4,395

Net insurance claims and benefits incurred	555,423	551,132	529,563
Movement in mathematical and other reserves	103,443	226,875	(238,732)
Share of reinsurers	3,258	16,698	1,687

Net movement in mathematical and other reserves	106,701	243,573	(237,045)
Commission expense	120,401	107,492	77,235
Other insurance related expenses	42,061	36,183	23,548

Total	941,589	1,013,879	469,865

NOTE 30:    INCOME TAX (EXPENSE) / BENEFIT

        The significant components of the income tax/(expense)/benefit for the years ended December 31, 2010, 2011 and 2012 are as follows:

	2010	2011	2012
	(EUR in thousands)
Income tax (expense) / benefit:
Current tax expense domestic	(110,967)	(46,297)	(33,632)
Current tax expense foreign	(149,212)	(107,342)	(171,603)
Deferred tax (expense)/benefit domestic	182,121	(307,995)	(19,105)
Deferred tax (expense)/benefit foreign	35,747	2,289	55,201

Total income tax (expense) / benefit	(42,311)	(459,345)	(169,139)

        The allocation of income before income tax between domestic and foreign is presented in Note 37.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 30:    INCOME TAX (EXPENSE) / BENEFIT (Continued)

        The differences between the nominal statutory income tax and the effective income tax are summarized as follows:

	2010	2011	2012
	(EUR in thousands)
Income tax calculated based on statutory income tax rate of 20% (2010: 24% and 2011: 20%)	(63,766)	(2,809,627)	(469,770)
Effect of tax exempt income	(35,029)	(18,132)	(58,460)
Effect of different tax rates in other countries	(60,839)	10,535	(21,119)
Non deductible expenses	52,769	120,968	50,376
Statutory revaluation of fixed assets	—	—	(9,569)
Effect of change in income tax rate	43,987	9,851	—
Valuation allowance for deferred tax assets	—	3,115,613	658,249
Non-offsettable income taxes with current year income taxes	14,059	12,740	14,262
Income tax audit settlement	2,494	8,223	5,894
Other	9,535	9,174	(724)

Income tax expense / (benefit) before additional income taxes	(36,790)	459,345	169,139

Additional income tax under Greek tax laws 3808/2009 and 3845/2010	26,126	—	—
Non-offsettable income taxes in accordance with Law 3842/2010	52,975	—	—

Income tax expense / (benefit) after additional income taxes	42,311	459,345	169,139

        In 2011, the increase in the effect on taxes of the expenses non-deductible for tax purposes is mainly due to the impairment of goodwill of investments in subsidiaries (see Note 14).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 30:    INCOME TAX (EXPENSE) / BENEFIT (Continued)

        The significant components of deferred income tax assets and liabilities at December 31 comprised:

	2011	2012
	(EUR in thousands)
Deferred Tax Assets:
Allowance for loan losses	477,575	813,060
Mark to market valuation of securities and derivatives	1,109,601	597,125
Pension and other post retirement benefits	53,519	87,739
Insurance reserves	93,940	84,298
Revaluation of land and buildings	137,640	150,419
Intangibles recognized upon acquisition and other assets	192	53
Tax loss carried forward	210,461	369,996
Other	98,340	187,903
PSI tax losses	1,323,641	1,834,919

Gross deferred tax assets	3,504,909	4,125,512
Deferred tax assets / liabilities for netting	(130,204)	(167,420)

Net deferred tax assets	3,374,705	3,958,092
Valuation allowance for deferred tax assets	(3,115,613)	(3,788,201)

Net deferred tax assets after valuation allowance	259,092	169,891

Deferred Tax Liabilities:
Allowance for loan losses	(22,455)	(35,576)
Mark to market valuation of securities and derivatives	(31,477)	(47,518)
Pension and other post retirement benefits	—	(783)
Revaluation of land and buildings	(1,358)	(1,103)
Intangibles recognized upon acquisition and other assets	(37,644)	(37,224)
Tax free reserves	(92,556)	(92,003)
Other	(6,927)	(17,076)

Gross deferred tax liabilities	(192,417)	(231,283)
Deferred tax liabilities / assets for netting	130,204	167,420

Net deferred tax liabilities	(62,213)	(63,863)

        Realization of deferred tax assets is dependent on generating sufficient taxable income. Although realization is not assured, the Group believes that the realization of the net deferred tax assets after valuation allowance of EUR 259,092 thousand and EUR 169,891 thousand, at December 31, 2011 and 2012 respectively, is more likely than not based upon all available positive and negative evidence in Greece and the other countries where the Group operates.

        A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the years ended December 31, 2008, 2009, 2010 and 2012 in the Bank. Such objective evidence limits the ability to consider other subjective evidence in taxable entities where there is a cumulative loss.

        Greek Law 4046/2012 was enacted on February 14, 2012 and effectively extends the period over which the tax losses realized on implementation of the PSI exchange may be utilized from a 5 year loss

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 30:    INCOME TAX (EXPENSE) / BENEFIT (Continued)

carry-forward to an amortization period over the life of the New Greek government bonds. However, Law 4110/2013 amended the said provision so that, any difference (loss) arising from the said exchange is amortised in 30 annual equal instalments.

        Each year Management assesses whether the recognition of the deferred tax asset is appropriate to the extent that future taxable profit will be available to absorb these tax losses and other deductible temporary differences.

        The Group as at December 31, 2012 has a deferred tax asset of EUR 369,996 thousand on the tax losses carry-forward of EUR 1,918,496 thousand which expire as follows:

Year	(EUR in thousands)
2013	12,846
2014	97,035
2015	765,279
2016	22,190
2017	921,688
2018	37,392
2019	54,494
Unlimited	7,572

Total	1,918,496

        The applicable Greek statutory corporation income tax rate was 24% for 2010 and 20% for 2011 and 2012. The Greek Law 3943/2011 which was enacted in March 2011 provides that for the periods commencing from January 1, 2011 thereon, the nominal corporation tax rate is reduced to 20%. Furthermore, upon profit distribution a 25% withholding tax is imposed on distributed profits.

        Based on the above, the Group examined the timing of the reversal of the temporary differences for all Greek entities and adjusted the deferred tax asset/liability amounts accordingly in order to reflect the reduction in the nominal tax rates. The total effect, for the years ended December 31, 2010, 2011 and 2012, was an expense of EUR 44.0 million, EUR 9.9 million and NIL respectively.

        In January 2013, Law 4110/2013 provides that for the periods commencing from January 1, 2013 thereon, the nominal corporation tax rate is increased to 26%. Furthermore, for profit distributions approved from January 1, 2014 onwards the withholding tax is reduced to 10%.

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

        In accordance with Greek Law 3845/2010 "Measures for the implementation of the support mechanism of the Greek economy through the Eurozone Member-States and the International Monetary Fund", a non-recurring tax was imposed on legal entities for social responsibility purposes and is calculated on the total net income for the year 2009, provided that it exceeded EUR 100 thousand. In 2010, the Group recognised a tax expense of EUR 26.1 million.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 30:    INCOME TAX (EXPENSE) / BENEFIT (Continued)

        Non-offsettable income taxes relate to the excess amount of withholding taxes over the capacity to absorb tax credits in the current year.

        The reconciliation of the movement of the Group's unrecognized tax benefits is presented in the following table. If recognized, these benefits would affect the Group's effective tax rate.

Reconciliation of the Change in Unrecognized Tax Benefits

	2010	2011	2012
	(EUR in thousands)
Balance, at beginning of year	18,873	10,763	10,891
Reductions related to positions taken during prior years	(32)	—	(1,239)
Additions related to positions taken during the current year	3,500	344	135
Settlements	(11,606)	(185)	—
Effect of foreign exchange differences	28	(31)	—

Balance, at end of year	10,763	10,891	9,787

        During 2010, 2011 and 2012, the Group recognized within income tax the amount of EUR 50 thousand, EUR 11 thousand and EUR 23 thousand, respectively, relating to interest. As of December 2010, 2011 and 2012, the Group's cumulative interest related to income taxes was EUR 57 thousand, EUR 68 thousand and EUR 91 thousand respectively.

        The Group companies file income tax returns in the jurisdictions in which they conduct business. We do not expect the total amounts of unrecognized tax benefits to significantly change within 12 months of the reporting date.

        The tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amounts of these cannot be determined at present, they are not expected to have a material effect on the consolidated financial position of the Group. The Bank has been audited by the tax authorities up to and including the year 2008. The financial years 2009 and 2010 are currently being audited by the tax authorities whereas the financial year 2011 was audited by the independent certified public accountant of the Bank, Deloitte Hadjipavlou Sofianos & Cambanis S.A., in accordance with article 82 of Law 2238/1994 and the tax audit certificate was issued on July 27, 2012. Based on Ministerial Decision 1159/22.7.2011, the 2011 financial year will be considered final for tax audit purposes 18 months after the issue of the tax audit certificate during which period, the tax authorities are entitled to re-examine the tax books of the Bank.

        During 2011, the tax settlement of open tax years of certain branches and subsidiaries amounted to EUR 185 thousand.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 30:    INCOME TAX (EXPENSE) / BENEFIT (Continued)

        The open tax years of the major companies of the Group at December 31, 2012, are as follows:

Company	Open tax years
National Bank of Greece S.A.	2009–2012
NBG London Branch (United Kingdom)	2011–2012
Finansbank A.S. (Turkey)	2007–2008 & 2010-2012
United Bulgarian Bank A.D.-Sofia (Bulgaria)	2010–2012
Vojvodjanska Banka A.D. Novi Sad (Serbia)	2005–2012
Banca Romaneasca S.A. (Romania)	2007–2012
NBG Securities S.A. (Greece)	2009–2012
NBG Asset Management Mutual Funds S.A. (Greece)	2009–2012
Ethniki Leasing S.A. (Greece)	2010–2012
Ethniki Hellenic General Insurance S.A. (Greece)	2010–2012

NOTE 31:    RELATED PARTY TRANSACTIONS

        The nature of the significant transactions entered into by the Group with related parties during the year ended December 31, 2012 and 2011 and the significant balances outstanding at December 31, 2012 and 2011 are presented below.

a.     Transactions with members of the Board of Directors and management

        The Group has entered into transactions with the members of the Board of Directors, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons.

        All loans granted to related parties (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectability or present other unfavorable features, except for the following transactions:

        The Bank grants loans to its employees on preferential terms compared to customers that are not employees. This policy, which is common practice for banks in Greece, applies only to employees and not to close members of family and entities controlled by them. The preferential terms mainly refer to a lower fixed interest rate of approximately 2.8% for mortgage loans, while collateral is required as in the ordinary course of business. As such, as of December 31, 2012, certain General Managers and members of the Executive Committees of the Bank have taken loans of total amount EUR 5.6 million (December 31, 2011: EUR 10.4 million) with reduced interest rates. The aggregate amount of loans and deposits to such related parties totaled EUR 20.3 million and EUR 7.3 million respectively as at December 31, 2012 (December 31, 2011: EUR 26.2 million and EUR 10.9 million respectively).

b.     Transactions with subsidiaries, associates and joint ventures

        The Group has also entered into transactions with its affiliates, which are accounted for by the equity method (see Note 12). As at December 31, 2012, the aggregate amount of receivables from affiliates totaled EUR 8.0 million, the amount of payables to affiliates totaled EUR 561.3 million and

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 31:    RELATED PARTY TRANSACTIONS (Continued)

the amount of letters of guarantee to affiliates totaled EUR 17.8 million (December 31, 2011: EUR 7.8 million, EUR 776.2 million and EUR 14.9 million respectively). For the year 2012, the aggregate amount of income from affiliates totaled EUR 20.0 million and the amount of expense to affiliates totaled EUR 41.5 million (2011: EUR 4.6 million and EUR 28.7 million respectively).

c.     Transactions with other related parties

        The total receivables of the Group from the employee benefits related funds as at December 31, 2012, amounted to EUR 501.3 million (December 31, 2011: EUR 413.7 million). The total payables of the Group to the employee benefits related funds as at December 31, 2012, amounted to EUR 111.5 million (December 31, 2011: EUR 116.0 million).

d.     Transactions with HFSF

        Following the contribution to the Bank by the HFSF of EUR 9,756.0 million EFSF bonds, during 2012, as an advance for the participation in the Bank's future share capital increase, under the terms of a pre-subscription agreement and in the context of Law 3864/2008 regarding the recapitalization of the Greek banks, the Bank considers the HFSF to be a related party as defined in ASC 850 "Related Party Disclosures".

        Other than the EUR 9,756.0 million EFSF bonds contributed by HFSF to the Bank, the Bank, during 2012, made a one-off payment to the HFSF of EUR 115.6 million, in accordance with an amendment of Law 3864/2008 effected in December 2012.

NOTE 32:    PAID-IN CAPITAL

Redeemable preference shares to the Hellenic Republic

        On January 22, 2009, at an Extraordinary General Meeting, the Bank's shareholders approved the issue of 70.0 million redeemable preference shares at a par value of EUR 5.00 each with the cancellation of the preemptive rights of the existing shareholders in favor of the Greek State in accordance with Greek Law 3723/2008 for the Bank's participation in the part (1) of the Hellenic Republic Bank Support Plan. On May 21, 2009, the Bank's Board of Directors certified that the Greek State fully covered the said issue of preference shares. This increase was covered through the transfer to the Bank of an equal market value Greek government bond with a coupon rate of 6-month Euribor plus 130 basis points. On May 25, 2009, the minutes of the Board of Directors' meeting covering the above mentioned certification were filed with the Ministry of Development (resolution K2-5300/Registrar of Companies). Following the above the Bank's share capital increased by EUR 350.0 million.

        The redeemable preference shares issued by the Bank to the Hellenic Republic are not transferable and embody the following privileges:

  (a)
  the right to receive payment of a fixed return, calculated on a 10% basis over the issue price of each preference share which is payable within one month as of the Bank's Annual Shareholders Meeting (i) in priority over the ordinary shares, (ii) in priority over the dividend amounts distributed pursuant to Article 1 par. 3 of Greek Law 3723/2008 and (iii) irrespective of distribution of dividend to other classes of shareholders and provided that, following

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 32:    PAID-IN CAPITAL (Continued)

    payment of the said fixed return, the Bank's and Group's capital adequacy ratios, meet the respective capital adequacy requirements set by the Bank of Greece.

    The fixed return on the said preference shares is to be calculated accrued on an annual basis pro rata to the time period during which the Greek State remains a Preferred Shareholder and paid within one month as of the Bank's Annual Shareholders Meeting approval of the annual financial statements for the respective year, subject to availability of distributable funds, in accordance with Article 44a of the Greek Company Law 2190/1920, specifically profits from the last and/or previous financial years and/or reserves, and subject to prior authorization of the distribution of such available funds by a Bank's Annual Shareholders Meeting resolution. In case of inadequacy of distributable funds, the Preferred Shareholder is entitled to receive payment of fixed return on the preference shares in priority over the Common Shareholders, up to exhaustion of such distributable funds; and

  (b)
  upon liquidation, the right in liquidation proceeds in priority over all other shareholders.

  (c)
  the Hellenic Republic can appoint a member on the Bank's Board of Directors as its representative. The representative has a right to exercise a veto over any decision of a strategic nature, or on decisions which materially affect the Bank's legal or financial status and require approval by the Bank's Shareholders Meeting, or on decisions related to dividend distributions and bonus policies for the Bank's management, by resolution of the Minister of Economy and Finance, or that may be deemed by the Hellenic Republic representative that such decisions affect the depositors' interests or materially affect the Bank's credit standing and normal course of business. Furthermore, the Hellenic Republic representative has the right of free access to the Bank's books and records, restructuring and viability reports, medium-term financing plans, and data regarding the level of credit provided to the real economy, for the purposes of Greek Law 3723/2008.

        The Ministry of Economy and Finance, through its letter to the Bank of Greece (Protocol Number 39389/B2038/7.8.2009) clarified that the funds provided by the Greek State to the financial institutions through the issuance of preference shares, are for the support of the capital adequacy of the Greek banking sector and not for medium term funding. In this respect the Government enacted Greek Law 3844/2010 under which, the preference shares are not mandatorily redeemable. However, if not redeemed after five years following their issuance and if the participating bank's General Meeting of Shareholders has not approved their redemption, the Greek Minister of Finance will impose, pursuant to a recommendation by the Bank of Greece, a gradual cumulative increase of 2% per year on the 10% fixed return provided for during the first five years from the issuance of the shares to the Hellenic Republic.

        In accordance with Ministerial Decision 2/98029/0023A/17-01-2012, the redemption of the preference shares issued to the Greek State, will, from December 31, 2011 onwards, be effected at the original par value of the preference shares through the exchange of Greek government bonds or treasury bills. At any redemption date the Greek government bonds or treasury bills to be exchanged should have the following characteristics:

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

        On November 26, 2010, at the Bank's Shareholders Extraordinary General Meeting, the shareholders approved the repurchase by the Bank of the Greek Law 3723/2008 preference shares of a nominal value of EUR 350.0 million through payment in cash, subject to obtaining Bank of Greece and other statutory approvals.

        On December 22, 2011, the Extraordinary General Meeting of the Bank's Shareholders approved a) the share capital increase by EUR 1.000.0 million through the issue of additional 200.0 million Redeemable Preference Shares at a nominal value of EUR 5.00 each with the cancellation of the preemptive rights of the existing shareholders in favor of the Greek State, in accordance with Greek Law 3723/2008 and b) the revocation of the decision of the Extraordinary General Meeting of the Bank's Shareholders held on November 26, 2010 regarding the repurchase by the Bank of the 70.0 million Redeemable Preference Shares in favor of the Greek State, in accordance with Greek Law 3723/2008.

        On December 30, 2011, following the above decision, the Bank issued the 200.0 million Redeemable Preference Shares at a nominal value of EUR 5.00 each.

Other capital increases

        On February 18, 2010, the second Repeat General Meeting of the Bank's Shareholders approved the assignment to the Board of Directors of the right to issue bonds convertible to shares, as per the provisions of Articles 3a and 13 of the Greek Company Law 2190/1920 and Article 5 of the Bank's Articles of Association, for a period of five years, up to an amount corresponding to 50% of the paid-up share capital of the Bank as at the time of the assignment of the said right, that is EUR 1,696.3 million. The Meeting authorized the Board of Directors to decide the particular terms and details of such issuance, as well as the procedure by which the bonds will be converted to shares.

        The Annual General Meeting of the Bank's Shareholders held on May 15, 2008, authorized the Board of Directors to increase the Bank's share capital through the issue of ordinary shares with a preemptive right in favor of existing shareholders within a period of three years as of the date of the said Annual General Meeting and up to the amount that corresponds to 50% of the Bank's paid up share capital.

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

NOTE 33:    REDEEMABLE NON-CONTROLLING INTEREST

        The redeemable NCI outstanding as at December 31, 2012 of EUR 256.7 million relates to the fair value of the arrangement with the IFC regarding 5% of Finansbank ordinary shares (December 31, 2011, EUR 257.4 million). In April 2007, the Bank disposed of 5% of Finansbank ordinary shares to IFC for USD 259.2 million. The price per share received from the IFC was determined to be the price per share paid by the Bank to the Finansbank shareholders during the Mandatory Tender Offer. This stake is subject to put and call arrangements, as provided for in the shareholders' agreement between the Bank and IFC, exercisable after 5 and 7 years, respectively. The put option price is the higher of (i) the fair market value of the shares as determined by independent valuation specialists and (ii) the price received compounded semi annually with 6-month Libor plus 25 basis points. These put and call agreements are neither legally detachable nor separately exercisable from the respective shares held by IFC.

        A similar put and call arrangement with the EBRD with respect to 10.2% of Banca Romaneasca's share capital was settled in March 2012. Also, similar put and call agreements that existed with the EBRD and the IFC with respect to 10.8% each of Stopanska Banka's share capital were settled in August 2010 following the exercise by EBRD and IFC of their put options.

        Based on the terms of the above agreements, the ordinary shares subject to the put options described above are accounted for as a redeemable non-controlling interest as described in note 3, in accordance with ASU 2009-04 (EITF Topic D-98). The redeemable NCI are currently or probably redeemable as of each balance sheet date presented. The amount presented as "Non-controlling interest—Temporary equity" relates to the redemption amount as estimated at each reporting date. Any changes in the redemption amount are recognized in "Accumulated Surplus".

NOTE 34:    EARNINGS PER SHARE

        Basic earnings per share is computed by dividing net income for the year attributable to ordinary shareholders after deducting dividends declared to preferred shareholders, by the weighted average

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 34:    EARNINGS PER SHARE (Continued)

number of ordinary shares outstanding during the year (amounts are presented in EUR thousands, except share and per share data).

	2010	2011	2012
Net loss attributable to NBG shareholders	(354,772)	(14,539,668)	(2,537,491)
Dividends to preference shares	(71,558)	—	—

Net loss attributable to ordinary shareholders	(426,330)	(14,539,668)	(2,537,491)
Weighted average ordinary shares outstanding for basic earnings per share	762,275,390	955,341,356	955,909,298

Weighted average ordinary shares outstanding for dilutive earnings per share	762,275,390	955,341,356	955,909,298

Basic earnings / (losses) per share	(0.56)	(15.22)	(2.65)
Diluted earnings / (losses) per share	(0.56)	(15.22)	(2.65)

        The per-share computations above reflect the additional ordinary shares relating to the stock dividend and the effect of the bonus element (i.e. issue of common stock at discount to market price) in the share capital increase that took place in 2010, as described in Note 32. The adjustment, which corresponds to the factor of 1.1769 is applied retrospectively to all periods presented.

        Ordinary shares from stock options were not included in the computation of the dilutive EPS for 2010 and 2011 because their impact was anti dilutive based on current market prices. In 2011 all stock options lapsed.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 35:    REGULATORY MATTERS (Continued)

        Within the context of the recapitalization plan, on May 28, 2012, the HFSF delivered EFSF bonds with nominal amount of EUR 7,430.0 million, as an advance for its participation in the Bank's future share capital increase. On November 9, 2012, Act No. 38/9.11.2012 of the Council of Ministers (G.G. A' 223/2012), provided for the terms and conditions to be followed by the eligible banks for recapitalization. On December 20, 2012, the Bank of Greece through its letter to the Bank, copied Decision 52/23/26.10.2012 of the Credit and Insurance Committee in which it is mentioned that the capital required by the Bank, amounted to EUR 9,756.0 million. Taking into consideration the EUR 7,430.0 million of EFSF bonds already received as noted above, the remaining capital requirement amounted to EUR 2,326.0 million. On December 21, 2012, the HFSF delivered EFSF bonds, with nominal value of EUR 2,326.0 million, as an additional advance for the participation in the Bank's future share capital increase. The terms of these EFSF bonds are presented in the table below:

ISIN	ISSUER	Currency	Coupon	Frequency	Notional (EUR thousands)	Maturity
EU000A1G0AL3	EFSF	EUR	Euribor + 46 bps	Semi-Annually	1,486,000	19/4/2018
EU000A1G0AM1	EFSF	EUR	Euribor + 57 bps	Semi-Annually	1,486,000	19/4/2019
EU000A1G0AN9	EFSF	EUR	Euribor + 64 bps	Semi-Annually	1,486,000	19/4/2020
EU000A1G0AP4	EFSF	EUR	Euribor + 71 bps	Semi-Annually	1,486,000	19/4/2021
EU000A1G0AQ2	EFSF	EUR	Euribor + 77 bps	Semi-Annually	1,486,000	19/4/2022
EU000A1G0A57	EFSF	EUR	Euribor + 34 bps	Semi-Annually	726,875	19/12/2022
EU000A1G0A65	EFSF	EUR	Euribor + 35 bps	Semi-Annually	726,875	19/12/2023
EU000A1G0A73	EFSF	EUR	Euribor + 36 bps	Semi-Annually	872,250	19/12/2024
Total					9,756,000

        As of December 31, 2012, the Bank concluded that it should not recognize the EFSF bonds as an asset because there was no consideration exchanged between the Bank and the HFSF and the Bank did not obtain the primary benefit of the EFSF bonds. This conclusion was based on the fact that there are significant restrictions on what the Bank can do with the EFSF bonds and the Bank is not exposed to the risks and rewards of ownership. According to the agreements: the Bank does not receive the contractual interest from the EFSF bonds; the EFSF bonds cannot be sold; the Bank can only pledge these EFSF bonds with third parties in a sale and repurchase transactions; and after the Bank issues its own shares to the HFSF in exchange for the EFSF bonds in the future, as part of the recapitalization framework, the EFSF bonds corresponding to the excess between the fair value of the bonds and the total amount of the recapitalization covered by the HFSF (share capital plus CoCos) must be returned to the HFSF. We have therefore not recognized these EFSF bonds as an asset but have accounted for them as off-balance sheet items. When we use the EFSF bonds as collateral to raise funds with the ECB or the Bank of Greece or any other counterparty, we recognize a liability for our obligation to repay the third party. The HFSF's commitment to take part in the share capital increase has been accounted for as a derivative liability under ASC 815-40-15-7C and related guidance because both the number of shares to be issued and the consideration to be received are variable, depending on how much capital the Bank is able to raise from investors and the regulatory capital needs at the time of settlement of the agreement. See Note 3 for a description of the terms of the advance and the HFSF future contribution. These bonds are taken into account for regulatory capital purposes and are included in Core Tier 1 Capital.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 35:    REGULATORY MATTERS (Continued)

        From January 1, 2012, the Bank of Greece had allowed the Bank to operate at a Core Tier I ratio lower than that required. In March 2013, the Executive Committee of Bank of Greece issued Decision 13/28.03.2013, which resets Core Tier I Capital Ratio for Greek Financial Institutions at 9% and redefines the assets that are eligible for Core Tier I Capital, amending GA/BoG 2630/29.10.2010.

        Furthermore, the HFSF is committed to subscribe for any amount of unsubscribed share capital and / or the convertible bonds up to EUR 9.756,0 million and this commitment is valid up to April 30, 2013. Management, based on the fact that the Bank has received from the HFSF, EFSF bonds of EUR 9,756.0 million as an advance for the participation in the Bank's future share capital increase, expects that the commitment of the HFSF will be extended further to April 30, 2013, should the Bank not have finalized its share capital increase by that time. NBG's second Repeat General Shareholders Meeting on April 29, 2013 approved the share capital increase of the Bank in the context of the recapitalization process. The recapitalization of NBG is expected to be completed in June 2013.

        There will be no future exchange of these securities (EFSF bonds) as part of our future capital increase assuming that we will be required for regulatory reasons to issue capital to the HFSF equal to the fair value of the EFSF bonds. This represents the final form of the share capital increase committed by the HFSF and there are no planned changes to this form, type or level unless the Bank is able to issue shares to investors which would reduce its capital needs below the fair value of the EFSF bonds in which case the Bank would return the excess of the fair value of the EFSF bonds over the total amount of the recapitalization covered by the HFSF. Upon the completion of the share capital increase, the portion of these EFSF bonds (if not all) that will be used as payment for HFSF's participation in the recapitalization of NBG will be recognized on the balance sheet at fair value. As of the date of this annual report on Form 20F there is no remaining commitment from the HFSF to provide us with further capital.

        At December 31, 2012, the Group's total capital adequacy ratio was calculated including the EUR 9,756.0 million contributed by the HFSF and amounted to 9.0%. Based on information regarding the Group's capital adequacy as of December 31, 2012, taking into consideration the total amount of the imminent share capital increase in the context of the recapitalization, the 9.0% Core Tier I threshold applicable from March 31, 2013, as defined in Decision 13/28.03.2013 issued by Executive Committee of Bank of Greece, is not satisfied and the Group has already initiated certain actions aiming at improving the Group's capital adequacy, such as the disposal of its subsidiary Astir Palace Vouliagmeni S.A. (see Note 42) that we expect will have a positive impact on our capital and/or our risk weighted assets, and intends to carry out additional actions if necessary to comply with the capital requirements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 35:    REGULATORY MATTERS (Continued)

        The actual capital amounts and ratios (based on IFRS figures) for the Group are presented in the table below:

			For Capital Adequacy Purposes
	Actual		Minimum Required
	Amount	Ratio	Amount	Ratio
	(EUR in millions)		(EUR in millions)
As of December 31, 2012:
Total Capital	5,819	9.0%	5,162	8.0%
(to Risk-Weighted Assets)
Tier I Capital	5,464	8.5%	3,226	5.0%
(to Risk-Weighted Assets)
As of December 31, 2011:
Total Capital	(1,664)	(2.6)%	5,140	8.0%
(to Risk-Weighted Assets)
Tier I Capital	(2,367)	(3.7)%	3,212	5.0%
(to Risk-Weighted Assets)
As of December 31, 2010:
Total Capital	9,311	13.7%	5,456	8.0%
(to Risk-Weighted Assets)
Tier I Capital	8,959	13.1%	3,410	5.0%
(to Risk-Weighted Assets)

NOTE 36:    FAIR VALUE OF FINANCIAL INSTRUMENTS

        The following information should not be interpreted as an estimate of the fair value of the entire Group. Fair value information is only provided for a limited portion of the Group's assets. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Group's disclosures and those of other companies may not be meaningful.

(a)   Financial instruments not measured at fair value

        The following methods and assumptions were used to estimate the fair value of the Group's financial assets and liabilities, which are not recorded on the Group's balance sheet at fair value at December 31, 2011 and 2012:

        Cash, deposits, repos, and other assets:    The carrying amount of cash and due from banks, deposits with central bank, securities purchased under agreements to resell, securities sold under agreements to repurchase, interest bearing deposits with banks, and receivables from the Greek State and trade and other receivables included in other assets approximates their fair value.

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

        Deposits:    The fair value for demand deposits and deposits with no specified maturity is determined to be the amount payable on demand at the reporting date. The fair value for fixed-maturity deposits is estimated using discounted cash flow models based on rates currently offered for the relevant product types with similar remaining maturities.

        Other borrowed funds and Long-term debt:    Fair value is estimated using market prices, or if such are not available, either based on the prices with which we completed tender offers with respect to these instruments, or using a discounted cash flow analysis, based on current market rates of similar maturity debt securities.

        The table below presents the carrying amount and fair value of those financial assets and liabilities not recorded on the Group's balance sheet at fair value and whose fair value is materially different from the carrying amount.

	Year ended December 31, 2011		Year ended December 31, 2012
				Fair Value
	Carrying Amount	Fair Value	Carrying Amount
				Total	Level 1	Level 2	Level 3
	(EUR in thousands)		(EUR in thousands)
Financial Assets:
Interest bearing deposits with banks	3,767,624	3,771,226	2,976,543	2,978,346	145,477	2,832,869	—
Held to maturity securities	1,002,202	963,301	355,944	404,974	—	379,994	24,980
Loans at amortized cost, net of allowance	69,174,975	69,050,417	66,835,315	67,895,875	—	—	67,895,875
Financial Liabilities:
Deposits at amortized cost	89,795,575	89,807,018	88,204,157	88,245,815	7,717,459	80,528,356	—
Other borrowed funds	925,971	920,699	2,026,659	2,024,674	—	2,024,674	—
Long-term debt at amortized cost	1,878,074	1,838,635	1,516,424	1,476,024	—	1,390,267	85,757

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

	Fair value measurement using
				Total assets/ liabilities at fair value
At December 31, 2011	Level 1	Level 2	Level 3
	(EUR in thousands)
Assets
Trading assets	198,857	2,472,853	292,378	2,964,088
Greek government bonds	—	—	259,233	259,233
Debt securities issued by other governments and public sector entities	176,932	42,875	—	219,807
Greek treasury bills	—	2,268,222	—	2,268,222
Foreign treasury bills	—	24,057	—	24,057
Debt securities issued by Greek financial institutions	—	44,025	370	44,395
Debt securities issued by foreign financial institutions	—	77,251	32,775	110,026
Corporate debt securities issued by Greek companies	—	10,876	—	10,876
Corporate debt securities issued by foreign companies	—	5,547	—	5,547
Equity securities issued by Greek companies	7,767	—	—	7,767
Equity securities issued by foreign companies	8,750	—	—	8,750
Mutual fund units	5,408	—	—	5,408
Derivative assets	9,349	3,523,423	73,193	3,605,965
Available-for-sale securities	3,272,302	1,425,813	3,873,609	8,571,724
Greek government bonds	—	—	3,697,378	3,697,378
Debt securities issued by other governments and public sector entities	2,706,134	347,617	—	3,053,751
Foreign treasury bills	25,574	154,876	—	180,450
Corporate debt securities issued by companies incorporated in Greece	—	365,645	94,881	460,526
Corporate debt securities issued by companies incorporated outside Greece	16,469	557,063	81,350	654,882
Equity securities issued by companies incorporated in Greece	57,620	—	—	57,620
Equity securities issued by companies incorporated outside Greece	44,343	612	—	44,955
Mutual Fund units	422,162	—	—	422,162
Loans at fair value(1)	—	277,247	—	277,247
Other assets	264,542	21,829	9,341	295,712

Total Assets	3,745,050	7,721,165	4,248,521	15,714,736

Liabilities
Deposits at fair value(2)	—	1,779,727	—	1,779,727
Derivative liabilities	8,371	4,301,180	10,937	4,320,488
Accounts payable, accrued expenses and other liabilities (Securities short position)	5,009	—	—	5,009
Long-term debt at fair value(1)	—	1,059,297	—	1,059,297

Total liabilities	13,380	7,140,204	10,937	7,164,521

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

	Fair value measurement using
				Total asset/ liability at fair value
At December 31, 2012	Level 1	Level 2	Level 3
	(EUR in thousands)
Assets
Trading assets	1,994,026	3,441,358	33,140	5,468,524
Greek government bonds	—	62	—	62
Debt securities issued by other governments and public sector entities	222,920	32,645	358	255,923
Greek treasury bills	—	3,221,845	—	3,221,845
Foreign treasury bills	1,603,443	59,413	—	1,662,856
Debt securities issued by Greek financial institutions	—	41,202	336	41,538
Debt securities issued by foreign financial institutions	113,876	63,510	32,446	209,832
Corporate debt securities issued by Greek companies	—	17,559	—	17,559
Corporate debt securities issued by foreign companies	3,997	5,122	—	9,119
Equity securities issued by Greek companies	30,249	—	—	30,249
Equity securities issued by foreign companies	7,557	—	—	7,557
Mutual fund units	11,984	—	—	11,984
Derivative assets	4,625	3,659,167	29,232	3,693,024
Available-for-sale securities	3,677,358	2,947,701	466,364	7,091,423
Greek government bonds	—	1,474,473	206,866	1,681,339
Debt securities issued by other governments and public sector entities	3,032,357	456,468	—	3,488,825
Foreign treasury bills	7,559	309,402	—	316,961
Corporate debt securities issued by companies incorporated in Greece	22,680	389,126	74,605	486,411
Corporate debt securities issued by companies incorporated outside Greece	4,098	318,232	184,893	507,223
Equity securities issued by companies incorporated in Greece	88,215	—	—	88,215
Equity securities issued by companies incorporated outside Greece	27,586	—	—	27,586
Mutual Fund units	494,863	—	—	494,863
Loans at fair value(1)	—	180,611	—	180,611
Other assets	282,535	12,640	11,135	306,310

Total Assets	5,958,544	10,241,477	539,871	16,739,892

Liabilities
Deposits at fair value(2)	—	2,954,945	—	2,954,945
Derivative liabilities	5,129	4,742,468	36,800	4,784,397
Accounts payable, accrued expenses and other liabilities (Securities short position)	3,727	—	—	3,727
Long-term debt at fair value(1)	—	—	600,066	600,066

Total Liabilities	8,856	7,697,413	636,866	8,343,135

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 36:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

(c)   Transfers from Level 1 to Level 2

        In 2011 and 2012, there were no transfers from Level 1 to Level 2.

(d)   Valuation Process and Control Framework

        The Group has various processes in place to ensure that the fair values of its assets and liabilities are reasonably estimated and has established a control framework which is designed to ensure that fair values are validated by functions independent of the risk-taker. To that end, the Group utilizes various sources for determining the fair values of its financial instruments and uses its own independent functions to validate these results where possible.

        Fair values of debt securities are determined either by reference to prices for traded instruments in active markets, to external quotations or widely accepted financial models, which are based on market observable or unobservable information where the former is not available, as well as relevant market-based parameters such as interest rates, option volatilities, currency rates etc. and may also include a liquidity risk adjustment where the Group considers appropriate.

        The Group may, sometimes, also utilize third-party pricing information, and perform validating procedures on this information or base its fair value on the latest transaction prices available, given the absence of an active market or similar transactions. All such instruments, including financial instruments which are subject to liquidity adjustments are categorized within the lowest level of fair value hierarchy (i.e Level 3).

        Generally, fair values of debt securities, including significant inputs on the valuation models are independently checked and validated by the Middle Office and Risk Management function on a systematic basis.

        Fair values of derivatives are determined by management using valuation models which include discounted cash-flow models, option pricing models or other appropriate models. Adequate control procedures are in place for the validation of these models, including the valuation inputs, on a systematic basis. Risk Management function and Middle Office department provide the control valuation framework necessary to ensure that the fair values are reasonably determined, reflecting current market circumstances and economic conditions. Furthermore, over-the-counter derivatives are also compared on a daily basis with counterparties' valuations, under the daily collateral management process.

Market Valuation Adjustments

        Counterparty credit risk-adjustments are applied to all over-the-counter derivatives. Own credit-risk adjustments are applied to reflect the Group's own credit risk when valuing derivatives. Bilateral credit-risk adjustments consider the expected cash flows between the Group and its counterparties under the relevant terms of the derivative instruments and the effect of the credit-risk profile of the counterparties on the valuation of these cashflows. Where appropriate, we take into consideration the credit-risk mitigating arrangements including collateral agreements and master netting arrangements into estimating own and counterparty credit risk valuation adjustments.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 36:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The liquidity risk adjustment reflects, among other things, the illiquid nature of certain financial instruments and the cost that would be incurred to close out certain financial positions of the Group either by unwinding or disposing the actual market risk that the Group has undertaken.

Valuation techniques

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

        The fair values of derivative assets and liabilities traded in the over-the-counter market are determined using quantitative models that utilize multiple market inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors to value the position. The majority of market inputs is actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services. Estimation risk is greater for derivative asset and liability positions that are option-based where observable market inputs are less readily available or are unobservable. In particular, derivative products valued using valuation techniques with significant unobservable inputs include certain correlation products, such as correlation between various interest indices or correlation between various currencies. They also include products where implied volatility represents a significant input.

(e)   Reconciliation of Level 3 financial instruments:

        Level 3 financial instruments at December 31, 2012 include:

  (a)
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

  (b)
  Available-for-sale corporate bonds, for which the fair value was estimated based on the prices with which the issuers completed tender offers with respect to these or similar instruments, or for which there is no active market available and are subject to liquidity adjustments.

  (c)
  Greek Government bonds for which the fair value is based on valuation inputs which are not market observable.

  (d)
  Long-term debt designated as at fair value through profit or loss for which the fair value of was estimated based on the price with which the Group completed a tender offer.

  (e)
  In other assets, Investments on behalf of policyholders who bear the investment risk (unit linked products) include Debt securities issued by foreign financial institutions, for which there is no active market available and the valuation is based on prices obtained from issuers.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 36:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The tables below present a reconciliation of all financial assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2011 and December 31, 2012 including realized and unrealized gains/(losses) included in earnings and OCI.

	2011
	Balance at beginning of year	Gain/(losses) included in earnings	Gain/(losses) included in OCI	Purchases	Settlements	Transfer into/(out of) level 3	Balance at end of year
	(EUR in thousands)
Trading assets	36,862	(4,053)	—	—	—	259,569	292,378
Greek government bonds	—	—	—	—	—	259,233	259,233
Debt securities issued by Greek financial institutions	79	(45)	—	—	—	336	370
Debt securities issued by foreign financial institutions	36,783	(4,008)	—	—	—	—	32,775
Net Derivatives	26,138	4,242	—	2,994	(13,136)	42,018	62,256
Available-for-sale securities	191,564	(12,875)	(46,274)	—	—	3,741,194	3,873,609
Greek government bonds	72,980	(12,884)	(23,766)	—	—	3,661,048	3,697,378
Corporate debt securities issued by companies incorporated in Greece	14,346	—	389	—	—	80,146	94,881
Corporate debt securities issued by companies incorporated outside Greece	104,238	9	(22,897)	—	—	—	81,350
Other assets	—	—	—	9,341	—	—	9,341
Deposits at fair value	623	114	—	—	(737)	—	—

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 36:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	2012
	Balance at beginning of year	Gain/(losses) included in earnings	Gain/(losses) included in OCI	Purchases	Sales	Settlements	Transfer into/(out of) level 3	Balance at end of year
Trading assets	292,378	(26,759)	—	9,460	(14,593)	(227,858)	512	33,140
Greek government bonds	259,233	(27,086)	—	1,339	(5,628)	(227,858)	—	—
Debt securities issued by other governments and public sector entities	—	—	—	—	—	—	358	358
Debt securities issued by Greek financial institutions	370	38	—	6,813	(6,885)	—	—	336
Debt securities issued by foreign financial institutions	32,775	289	—	1,308	(2,080)	—	154	32,446
Net Derivatives	62,256	(9,659)	—	(26,071)	—	—	(34,094)	(7,568)
Available-for-sale securities	3,873,609	(205,209)	73,238	55,896	(80,370)	(1,936,304)	(1,314,496)	466,364
Greek government bonds	3,697,378	(212,705)	70,730	55,896	(22,911)	(1,924,224)	(1,457,298)	206,866
Corporate debt securities issued by companies incorporated in Greece	94,881	6,927	537	—	(15,660)	(12,080)	—	74,605
Corporate debt securities issued by companies incorporated outside Greece	81,350	569	1,971	—	(41,799)	—	142,802	184,893
Other assets	9,341	677	—	—	—	—	1,117	11,135
Long-term debt	—	—	—	—	—	—	600,066	600,066

        Gains and losses included in net income / loss are reported in Net trading loss, except for bonds' amortization of premium/discount which amounts to EUR 27 thousand for the year ended December 31, 2011 and to EUR 61,262 thousand for the year ended December 31, 2012 which is reported in Net interest income before provision for loan losses.

        For the year ended December 31, 2012, changes in unrealized gains/(losses) of Level 3 financial instruments still held at the reporting date amounted to EUR (863) thousand, EUR 2,177 thousand and NIL for trading assets, derivatives and deposits respectively.

        For the year ended December 31, 2011, changes in unrealized gains/(losses) of Level 3 financial instruments still held at the reporting date amounted to NIL, EUR 2,232 thousand and EUR 114 thousand for trading assets, derivatives and deposits respectively.

        In 2012, corporate debt securities issued by companies incorporated outside Greece amounting to EUR 142.8 million were transferred into Level 3 because of the liquidity risk adjustment applied during the current year, to these instruments, due to current distressed economic conditions. During 2012, transfers out of Level 3 comprise mainly Greek government bonds, for which the inputs used to estimate their price became observable, following the completion of the PSI.

        In net derivatives transfers into / (out) of the Level 3 hierarchy include derivatives whose bilateral CVA adjustment became significant / insignificant related to their corresponding fair value during current year.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 36:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

  Quantitative Information about Level 3 Fair Value Measurements

				Range of Inputs
		Valuation Technique	Significant Unobservable Input
Financial Instrument	Fair Value			Low	High
	(EUR in thousands)
ASSETS
Debt Securities
Trading debt securities issued by foreign financial institutions	32,292	Price Based	Price	20.8	98.6
Other Trading debt securities	848	Price Based	Price	37.0	37.0
Available-for-sale Greek Government bonds	206,866	Discounted Cash Flows	Credit Spread over 30 years	821 bps	821 bps
Available-for-sale Corporate debt securities issued by companies incorporated in Greece	74,605	Price Based	Price	37.0	60.0
Available-for-sale Corporate debt securities issued by companies incorporated outside Greece	155,272	Discounted Cash Flows	Liquidity Factor Adjustment on Discounted Cash Flows Model	14.0%	25.0%
	29,621	Price Based	Price	93.8	99.0
Net Derivatives
Interest Rate Swaps	644	Discounted Cash Flows	FX Correlation	(0.25)	0.85
	14,470		Constant Maturity Swap correlation between different tenors (eg 2yr 10 yr)	0.68	0.93
	1,285		Constant Maturity Swap correlation between different tenors and currencies (quanto)	(0.10)	0.95

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 36:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

				Range of Inputs
		Valuation Technique	Significant Unobservable Input
Financial Instrument	Fair Value			Low	High
	(EUR in thousands)
Credit Derivative	(26,158)	Internal Model	Expected Loss Rate	8.1%	8.1%
Other Derivatives	1,890	Market Standard Black Scholes Model	FX Pair Correlation	(0.10)	0.68
	(1,113)	Market Standard Black Scholes Model	Index volatility	0.05	0.30
	1,415	Discounted Cash Flows—Internal Model (for CVA/DVA)	Credit Spread	100 bps	1000 bps
Other assets	11,135	Price Based	Price	101.0	101.0
LIABILITIES
Long Term Debt	600,066	Price Based	Price	70.0	70.0

Sensitivity of Fair Value Measurements to Changes in Unobservable Inputs

        For equity derivatives, equity-linked options, and structured interest rate derivatives a significant change in volatilities and correlation inputs (e.g. the degree of correlation between an equity security and an index, between two different interest rates, or between interest rates and foreign exchange rates) would result in a significant impact to the fair value of the individual instrument; however the magnitude and the direction of the impact depends on whether the Group is long or short the exposure among other factors. Due to the limited exposure the Group has related to these instruments a reasonable change in the above unobservable inputs would not be significant to the Group.

        For Credit Derivatives the calculated fair value includes estimated expected loss rates as significant unobservable input. A reasonable increase in this input would result in an insignificant fair value change for the Group.

        Additionally, within the Other Derivatives category there are foreign exchange swaps and forward instruments for which the bilateral credit-risk adjustment is significant in comparison to their fair value. The counterparty credit-risk adjustment in these cases is mainly driven by the internal ratings of the counterparty. A reasonable increase in the credit spread of these entities would result in an insignificant change of the financial instruments fair value, for the Group.

        The available-for-sale portfolio consists of a Greek Government debt security for which the credit spread up to its maturity is not market observable. A reasonable increase in the credit spread of the Hellenic Republic would result in a significantly lower market value for this financial instrument (see Note 11).

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

        The Group manages its business through the following business segments:

Retail Banking

        Retail banking includes all individual customers, professionals, small-medium and small sized companies (companies with annual turnover of up to EUR 2.5 million) in Greece. The Bank, through its extensive network of branches, offers to its retail customers various types of loan, deposit and investment products as well as a wide range of other traditional services and products.

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

Turkish Banking Operations

        The Group's banking activities in Turkey through Finansbank and its subsidiaries, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    SEGMENT INFORMATION (Continued)

Other

        Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinate debt, loans to personnel etc.) and intersegment eliminations.

Breakdown by business segment

12-month period ended December 31, 2010	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in thousands)
Net interest income	1,368,231	621,918	472,177	54,066	461,836	1,053,634	116,095	4,147,957
Net fee and commission income / (loss)	127,788	77,841	37,556	8,054	102,260	262,723	(6,297)	609,925
Other	(25,223)	(73,770)	(205,549)	101,146	28,456	47,939	8,595	(118,406)

Total operating income / (loss)	1,470,796	625,989	304,184	163,266	592,552	1,364,296	118,393	4,639,476

Direct costs	(683,711)	(53,058)	(77,823)	(159,653)	(300,583)	(659,239)	(160,099)	(2,094,166)
Allocated costs and provisions	(1,155,003)	(259,477)	(60,472)	(37,603)	(209,568)	(144,586)	(42,569)	(1,909,278)
Share of profit of associates	—	—	310	903	1,055	289	(959)	1,598

Profit / (loss) before tax	(367,918)	313,454	166,199	(33,087)	83,456	560,760	(85,234)	637,630

Segment assets as at December 31, 2010
Segment assets	30,079,448	18,957,278	29,793,880	3,052,124	10,506,104	20,619,183	7,129,220	120,137,237
Tax assets								607,368

Total assets								120,744,605

Other Segment items
Depreciation, amortization(1)	19,746	1,291	5,968	9,698	35,483	53,633	101,441	227,260
Credit provisions and other impairment charges	796,593	204,037	39,865	36,987	209,528	144,586	18,731	1,450,327
Non- current assets additions	8,730	13,254	4,093	5,137	52,360	67,704	105,934	257,212

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    SEGMENT INFORMATION (Continued)

Breakdown by business segment

12-month period ended December 31, 2011	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in thousands)
Net interest income	1,203,449	775,789	371,353	62,831	387,197	903,357	138,832	3,842,808
Net fee and commission income / (loss)	101,398	81,691	(106,766)	6,935	94,218	313,622	2,751	493,849
Other	(25,192)	(61,766)	8,674	178,720	5,824	35,646	(106,603)	35,303

Total operating income / (loss)	1,279,655	795,714	273,261	248,486	487,239	1,252,625	34,980	4,371,960

Direct costs	(687,823)	(52,153)	(65,095)	(135,460)	(293,350)	(656,414)	(249,029)	(2,139,324)
Allocated costs and provisions	(1,514,674)	(2,151,714)	(10,723,025)	(633,054)	(202,164)	(147,058)	(282,246)	(15,653,935)
Share of profit of equity method investments	—	—	(2,592)	1,051	1,193	94	1,433	1,179

Profit / (loss) before tax	(922,842)	(1,408,153)	(10,517,451)	(518,977)	(7,082)	449,247	(494,862)	(13,420,120)

Segment assets as at December 31, 2011
Segment assets	27,368,430	16,195,725	24,903,725	2,041,287	9,856,192	20,671,864	4,280,798	105,318,021
Deferred tax assets and Current income tax advance								1,551,968

Total assets								106,869,989

Other Segment items
Depreciation & amortization(1)	18,759	1,688	4,848	8,895	36,261	54,593	101,187	226,231
Credit provisions and other impairment charges	1,180,171	2,101,421	10,702,049	631,329	200,322	147,058	259,932	15,222,282
Non- current assets additions	5,517	10,805	35,736	3,112	18,872	80,175	66,134	220,351

(1)
Includes depreciation and amortization on investment property, property & equipment, software & other intangible assets and amortization and write-offs of intangible assets recognized on business combinations.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    SEGMENT INFORMATION (Continued)

Breakdown by business segment

12-month period ended December 31, 2012	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in thousands)
Net interest income	940,494	745,498	(105,932)	70,827	311,774	1,265,436	137,047	3,365,144
Net fee and commission income / (loss)	87,801	85,000	(177,483)	6,394	90,402	400,471	2,259	494,844
Other	(8,634)	(49,142)	(468,678)	156,237	16,482	168,076	(147,021)	(332,680)

Total operating income / (loss)	1,019,661	781,356	(752,093)	233,458	418,658	1,833,983	(7,715)	3,527,308

Direct costs	(614,871)	(51,494)	(59,208)	(118,543)	(272,576)	(749,134)	(29,097)	(1,894,923)
Allocated costs and provisions	(1,736,085)	(654,232)	(246,512)	(31,143)	(258,286)	(285,596)	(408,698)	(3,620,552)
Share of profit of equity method investments	—	—	105	92	275	2,131	(373)	2,230

Profit / (loss) before tax	(1,331,295)	75,630	(1,057,708)	83,864	(111,929)	801,384	(445,883)	(1,985,937)

Segment assets as at December 31, 2012
Segment assets	25,694,156	14,377,305	19,583,841	3,136,405	9,429,178	24,615,422	6,293,111	103,129,418
Deferred tax assets and Current income tax advance								1,669,355

Total assets								104,798,773

Other Segment items
Depreciation & amortization(1)	12,685	1,693	3,210	8,529	32,435	64,689	107,912	231,153
Credit provisions and other impairment charges	1,435,962	608,400	227,245	29,468	254,686	285,596	311,643	3,153,000
Non- current assets additions	12,305	29,400	5,916	4,562	16,535	95,980	79,112	243,810

(1)
Includes depreciation and amortization on investment property, property and equipment, software and other intangible assets and amortization and write-offs of intangible assets recognized on business combinations.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    SEGMENT INFORMATION (Continued)

Reconciliation of Profit before tax per IFRS reported for the segments to Income / (loss) before income tax per US GAAP

	2010	2011	2012
	(EUR in thousands)
Profit / (loss) before tax	637,630	(13,420,120)	(1,985,937)
Dividend paid and transactions on financial instruments classified within equity under IFRS	(369)	(39,252)	(17,311)
Hedging of Interest Rate Risk and Net Investment Hedge	(693,471)	(68,125)	(358,974)
Fixed assets measurement difference	8,733	38,322	56,867
Difference in loan interest income recognition	(40,776)	(12,457)	(54,149)
Redeemable non-controlling interests	29,636	15,117	(424)
Foreign exchange differences on AFS debt securities	(78,220)	103,584	2,280
Difference of equity in earnings of investees	1,797	16,074	46,355
Insurance reserves	(67,508)	(307,243)	31,854
Impairment of goodwill	—	(298,241)	(2,018)
Impairment of AFS securities	(23,979)	127,793	19,101
Bond's portfolio classification	—	(187,722)	(126,470)
Other	76,175	(15,864)	39,978
US GAAP restatements	(115,341)	—	—

Income/(loss) before income tax	(265,693)	(14,048,134)	(2,348,848)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    SEGMENT INFORMATION (Continued)

Breakdown of total assets, total revenue, income / (loss) before income tax and net income/ (loss) attributable to NBG shareholders by geographical location

	Total assets	Total revenue(1)	Income / (loss) before income tax	Net income / (loss) attributable to NBG shareholders
	(EUR in thousands)
12-month period ended December 31, 2010
Domestic	83,757,213	3,666,315	(896,685)	(863,141)
Turkish operations	20,688,614	2,184,826	553,469	428,496
Other International	14,286,051	965,518	77,523	79,873

Group	118,731,878	6,816,659	(265,693)	(354,772)

12-month period ended December 31, 2011
Domestic	71,599,902	(6,399,383)	(14,511,072)	(14,888,328)
Turkish operations	20,685,649	2,305,298	481,218	360,141
Other International	11,181,684	866,718	(18,280)	(11,481)

Group	103,467,235	(3,227,367)	(14,048,134)	(14,539,668)

12-month period ended December 31, 2012
Domestic	65,927,496	2,410,240	(2,996,896)	(3,049,673)
Turkish operations	24,616,139	3,004,473	751,719	602,108
Other International	10,612,308	805,779	(103,671)	(89,926)

Group	101,155,943	6,220,492	(2,348,848)	(2,537,491)

(1)
Total revenue includes OTTI on available for sale securities

NOTE 38:    EMPLOYEE BENEFIT PLANS

(a)   Defined Contribution Plans

National Bank of Greece Pension Plan

        In accordance with Greek Law 3655/2008, beginning from April 2008, the Bank's main pension plan, which was a defined-contribution plan, has been incorporated into the main pension branch of the state sponsored social security fund IKA—ETAM as of August 1, 2008. Pursuant to Greek Law 3655/2008, the Bank will contribute EUR 25.5 million per annum into IKA—ETAM for 15 years starting from December 2009. This legislation also prescribes that employer contributions made by the Bank will be reduced every three years in equal increments starting from 2013 from 26.5% until they reach 13.3% of salaries for employees who joined any social security plan prior to January 1, 1993. Employer contributions for employees who joined any social security fund post January 1, 1993, will remain at 13.3%.

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

        The Bank's employees' Auxiliary Pension Plan provides for defined contributions to be made by the Bank at a rate of 9% of the employee's salary. Benefits paid are determined by years of service with the Bank and the employee's final pensionable pay. Under Greek Law 3371/2005 employees hired after January 1, 2005 are insured in the singe auxiliary social security fund ("ETEAM"). The Bank pays its contributions to ETEAM since May 1, 2007.

        In accordance with Greek Law 4052/2012 (GG A' 41) a new auxiliary fund called Integrated Auxiliary Pension Fund ("ETEA") was established and started on July 1, 2012. ETEA includes, among others, ETEAM and according to transitional provisions of the same law (GG A' 256/2012), from January 1, 2013, the ETAT regarding the auxiliary schemes is mandatorily included.

        In April 2006 the Bank applied under Greek Law 3371/2005, as amended, to merge its Auxiliary Pension Fund, a defined-contribution plan, into ETAT. Consequently, the Bank may have to contribute a significant amount to ETEA in relation to this merger.

Ethniki Hellenic General Insurance Company Benefit Plan

        As for the Bank's main pension plan, following legislation passed in April 2008, the post-retirement and health plan of EH has been incorporated into the main pension branch of the state sponsored social security fund IKA—ETAM as of August 1, 2008. Employer contributions made by EH will be reduced every three years in equal increments starting from 2013, until they reach 13.3% of salaries. Employer contributions for employees who joined any social security fund after January 1, 1993, will remain at 13.3% of salaries.

Other Defined Contribution Pension Plans

        The London branch of the Bank and Group companies among which Finansbank, UBB, SABA, NBG Asset Management Mutual Funds, EH, NBGI Private Equity Ltd, NBGI Private Equity Funds and NBG Cyprus, also make contributions to other defined contribution pension plans and funds for their employees.

Defined contribution health plans

        Contributions by the Bank to the National Bank of Greece Health Plan (T.Y.P.E.T.) amount to 6.25% of employees' salaries. Employees' contributions amount to 2.5% of their salaries. In case that employee opts to insure additional members of his family (such as unemployed or employed spouse, children or parents) then he pays additional contributions. Contributions of retired employees amount to 4% of their pensions, while additional contributions are paid for other insured members of their families. T.Y.P.E.T. offers health benefits to employees before and after their retirement, and to insured members of their families.

        Total contributions to social security funds, state run plans and defined contribution plans for 2011 and 2012 were EUR 353.1 million and EUR 325.3 million respectively. As mentioned above, as of August 1, 2008, the Bank's pension plan and the pension branch of EH post-retirement and health plan were incorporated into IKA-ETAM and therefore ceased to exist as separate defined contribution plans.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:    EMPLOYEE BENEFIT PLANS (Continued)

(b)   Plans that the Bank does not contribute to

National Bank of Greece Lump Sum Benefit Plan

        The Bank does not pay contributions to the aforementioned plan.

(c)   Defined Benefit Plans

Retirement indemnities

        Most Group companies are required by local law to offer retirement indemnities to employees leaving service to retire. Such retirement indemnities are in the form of a lump-sum payment based usually on final salary and years of service, the calculation of which depends on the jurisdiction in which the company operates and the employee's profession (e.g. Greek Law provides for different indemnities for salaried employees, wage earners and lawyers). In some cases, Group company regulations provide for additional benefits to employees above the statutory minimum.

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

        Prior to the enactment of the above Law, the Bank considered the employment contracts with its employees as finite duration contracts; therefore no provision for staff leaving indemnity was recognized.

        As a result the Group concluded that based on the available evidence the obligation for the remaining population of employees under the finite employment contracts is both probable and the amount of the obligation is reasonably estimable under the provisions of Greek Law 2112/1920 based on an actuarial valuation carried out in accordance with ASC 715-30. Following the above, the Group recognized in the income statement as at December 31, 2011, an amount of EUR 169.9 million which is included under "Other non-interest expense". See also Note 25.

        On November 12, 2012, the new Greek Law 4093/2012 (GG A' 222) decreased the Greek Law 2112/1920 statutory indemnity scale in case of employee dismissal or normal retirement. The new law limits the maximum indemnity payable to an employee upon dismissal or retirement, to 12 monthly salaries instead of 24.

        The transitional provisions of the law state that for employees that on November 12, 2012 had 17 or more full years of service to the same employer there is an additional monthly salary as indemnity per year and up to 24 monthly salaries. In case of dismissal the additional monthly salary is limited to EUR 2,000.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:    EMPLOYEE BENEFIT PLANS (Continued)

Benefits for the employees' children

        Benefits to employees' children are lump sum and are also based on the parents' salary and pension where applicable and on the age at which the child receives the benefits. Such benefits are offered to former Ethnokarta employees' children through a DAF type policy, as well as to the Bank's employees' children through a separate fund. Net periodic pension costs for these defined benefit plans and termination indemnities includes the following components which are recognized in the income statement for the periods ended:

	2010	2011	2012
	(EUR in thousands)
Service cost	17,546	14,010	13,584
Interest cost	22,519	19,434	20,157
Expected return on plan assets	(2,968)	(4,749)	(3,382)
Amortization of actuarial losses	14,883	13,838	11,372
Amortization of past service cost	294	137	141
Losses / (income) on curtailments / settlements and other expense / (income)	9,821	7,412	(2,971)

Net periodic pension cost	62,095	50,082	38,901

        In 2012, losses / (income) on curtailments / settlements and other expense / (income) mainly relates to the change in the provision for retirement indemnities in accordance with Greek Law 4093/2012 as described above, which eliminates the retirement indemnity benefit accruals for employees with more than 17 years of service. Additionally, all employees with less than 17 completed years of service as at November 2012 will cease to accrue future benefits upon the completion of 17 years, instead of 28 years as it was the case before the enactment of Greek Law 4903/2012.

        Also, losses / (income) on curtailments / settlements and other expense / (income) includes the cost of additional benefits in excess of the benefits provided for Finansbank amounting to EUR 4.3 million and the amount of EUR 5.1 million for NBG Cyprus, as in 2012 the plan changed from defined benefit plan to defined contribution plan. The amount in 2011 mainly relates to the cost of additional benefits in excess of the benefits provided for Finansbank and Vojvodjanska, amounting to EUR 3.4 million and EUR 2.9 million, respectively.

        Weighted average assumptions used to determine the net periodic pension cost for the years ended December 31:

	2010	2011	2012
Discount rate	5.2%	5.3%	5.1%
Expected return on plan assets	6.4%	5.5%	4.9%
Rate of compensation increase	5.1%	3.5%	2.7%

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

        The aggregated funding status recognized in the consolidated balance sheet is reconciled below as follows for the years ended December 31:

	2010	2011	2012
	(EUR in thousands)
Change in Projected Benefit obligation ("PBO"):
PBO, beginning of year	472,896	402,143	301,106
Service cost	17,546	14,010	13,584
Interest cost	22,519	19,434	20,157
Employee contributions	6,353	5,065	4,930
Actuarial loss/(gain)	(30,682)	(37,680)	53,829
Adjustment for disposal and other	1,291	(3,137)	170,345
Benefits paid from the Fund	(68,744)	(85,684)	(37,233)
Benefits paid directly by the Group	(25,552)	(18,694)	(54,910)
Settlements/Terminations/Curtailments	6,418	5,649	(11,637)
Prior service cost arising over last period	98	—	(2,827)

PBO, end of year	402,143	301,106	457,344

        In 2012, the adjustment for disposal and other mainly relates to the implementation by the Bank of Greek Law 4046/2012 of amount EUR169.9 million. As at December 31, 2011, this amount was recognized as staff leaving indemnity contingency (see Note 25).

	2010	2011	2012
	(EUR in thousands)
Change in plan assets:
Fair value of plan assets, beginning of year	68,968	102,210	76,363
Actual return on plan assets	(31,839)	(18,132)	1,310
Employer contributions	127,472	72,904	24,053
Employee contributions	6,353	5,065	4,930
Benefits paid	(68,744)	(85,684)	(37,233)

Fair value of plan assets, end of year	102,210	76,363	69,423

        Employer contributions paid by the Group, are in excess of the EUR 8.7 million total expected contributions for funded plans for 2012.

        The amounts recognized in the consolidated balance sheet as at December 31, are as follows:

	2010	2011	2012
	(EUR in thousands)
Funded status, end of year	(299,933)	(224,743)	(387,921)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:    EMPLOYEE BENEFIT PLANS (Continued)

        The weighted-average assumptions used in determining the benefit obligation of such plans at December 31 are as follows:

	2010	2011	2012
Discount rate	5.3%	5.1%	3.6%
Rate of compensation increase	3.4%	2.7%	2.4%
Pension increase	2.5%	0.0%	0.0%

        Additional year-end information for pension plans with accumulated benefit obligations in excess of plan assets at December 31:

	2010	2011	2012
	(EUR in thousands)
Projected benefit obligation	402,143	301,106	457,344
Accumulated benefit obligation	328,602	259,542	395,867
Fair value of plan assets	102,210	76,363	69,423

        The amounts recognized in accumulated "Other Comprehensive Income" at December 31 are as follows:

	2010	2011	2012
	(EUR in thousands)
Net actuarial losses	170,532	139,368	175,487
Prior service cost	1,756	1,441	(1,598)

        Other Changes in Plan Assets and Benefit Obligations recognized in Other comprehensive income / (loss) at December 31 are as follows:

	2010	2011	2012
	(EUR in thousands)
Net Loss / (Gain)	4,125	(14,799)	55,902
Prior Service Cost / (Credit)	98	—	(2,827)
Amortization of (Losses) / Gains	(18,340)	(15,504)	(20,097)
Amortization of Prior Service Cost	(396)	(137)	(141)

Total recognized on Other comprehensive income / (loss)	(14,513)	(30,440)	32,837

        The estimated amounts to be amortized from accumulated other comprehensive income into net periodic benefit cost during financial year 2013 are EUR 0.1 million of prior service cost and EUR 13.1 million of net actuarial loss.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:    EMPLOYEE BENEFIT PLANS (Continued)

        The following table indicates actual and targeted plan asset allocation for the Group's funded defined benefit pension plans:

	2011		2012
					2013
	Amount	Proportion	Amount	Proportion
	(EUR in thousands)		(EUR in thousands)
Equity securities	7,735	10%	6,159	9%	9%–28%
Other	68,628	90%	63,264	91%	72%–91%

Total	76,363	100%	69,423	100%

        All equity securities are the Bank's own equity securities and "other" relate mainly to deposits and assets of deposit administration fund policies issued by the Group's main insurance company EH. Equity securities are measured based on closing prices in an active market as at the measurement date (Level 1) and deposit administration fund assets and deposits are measured at the fund balance plus any accrued return to policyholders.

        Benefit payments projected to be made from the defined benefit plans are as follows:

Benefit payments projected
(EUR in thousands)
Expected Benefits next year	66,804
Expected Benefits in 2 Yrs	22,402
Expected Benefits in 3 Yrs	27,321
Expected Benefits in 4 Yrs	28,372
Expected Benefits in 5 Yrs	30,623
Expected Benefits in 6th to 10th Yr	130,268

        In 2013, the Group is expected to make EUR 7.1 million in contributions to funded plans and EUR 47.5 million in retirement indemnities.

NOTE 39:    SHARE BASED PAYMENT

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

        No new options were granted or vested in 2011 or 2012.

        The total expense recognized during 2010, 2011 and 2012 amounted to EUR 10.5 million, NIL and NIL respectively.

        On May 25, 2007, the Annual General Meeting of the Shareholders of the Bank approved the distribution to the staff of 350,000 bonus shares to derive from the Bank's share capital increase by EUR 1,750 thousand through capitalization of profits. For a period of three years following their issuance (up to October 6, 2010), such new ordinary shares may be transferred only pursuant to approval granted at the General Meeting. The total expense recognized during 2010, 2011 and 2012 amounted to EUR 1,847 thousand, NIL and NIL respectively.

NOTE 40:    ACCUMULATED OTHER COMPREHENSIVE INCOME ATTRIBUTABLE TO NBG SHAREHOLDERS

        The components of accumulated other comprehensive income, net of taxes, comprise:

	Foreign Currency Items	Unrealized gains/(losses) on Available- for-Sale Securities	Pension liability	Accumulated Other Comprehensive Income
	(EUR in thousands)
Balance, January 1, 2010	(780,921)	(586,317)	(149,889)	(1,517,127)
Changes during 2010	182,099	(2,065,236)	14,668	(1,868,469)

Balance, December 31, 2010	(598,822)	(2,651,553)	(135,221)	(3,385,596)
Changes during 2011	(925,522)	2,343,084	29,456	1,447,018

Balance, December 31, 2011	(1,524,344)	(308,469)	(105,765)	(1,938,578)
Changes during 2012	129,710	556,405	(31,436)	654,679

Balance, December 31, 2012	(1,394,634)	247,936	(137,201)	(1,283,899)

NOTE 41:    FOREIGN EXCHANGE POSITION

        At December 31, 2012, the EUR equivalent of the assets and liabilities, which are denominated in foreign currency, amounted to EUR 33,578,343 thousand (EUR 29,678,928 thousand for 2011 and EUR 31,173,624 thousand for 2010) and EUR 26,121,234 thousand (EUR 22,768,716 thousand for 2011 and EUR 23,830,041 thousand for 2010), respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 42:    POST BALANCE SHEET EVENTS

Share capital increase

        On November 23, 2012, the second Repeat Extraordinary General Meeting of the Bank's Shareholders approved (i) the reduction in the Bank's share capital through a reduction in the nominal value of the shares from EUR 5.00 to EUR 1.00 per share, as per Article 4 para 4a of the Greek Company Law 2190/1920 as amended, with the formation of a special reserve of an equal amount, and (ii) the increase in the Bank's share capital with the issuance of new ordinary shares that will be subscribed in kind, that is, shares of Eurobank Ergasias S.A. ("Eurobank"), up to 552,948,427 ordinary voting shares of Eurobank, of nominal value EUR 2.22 per share. This share capital increase was covered exclusively by the shareholders of Eurobank, who accepted the tender offer, with abolition of the preemptive rights of existing shareholders. The Ministry of Development approved the above decision on February 12, 2013. This increase was partially covered (84.35%) through the contribution of 466,397,790 Eurobank shares (the "Tendered Shares").

        At its meeting of February 22, 2013 the Bank's Board of Directors confirmed payment of the Increase, pursuant to partial coverage thereof. As a result the Bank's share capital increased by EUR 270,511 thousand.

        Further to the above, the fully paid-up share capital of the Bank amounts to EUR 2,584,101 thousand divided into a) 1,226,601,200 ordinary shares, of a nominal value of EUR 1.00 each; b) 25,000,000 non-voting non-cumulative redeemable preference shares, as per Article 4.2.xlvii of the Bank's Articles of Association, of a nominal value of EUR 0.30 each; and c) 270,000,000 redeemable preference shares under Law 3723/2008, as per Article 4.2.liv of the Bank's Articles of Association, of a nominal value of EUR 5.00 each.

Acquisition of Eurobank

        On October 5, 2012, NBG announced a voluntary share exchange offer (the "Tender Offer") to acquire all the outstanding ordinary registered shares, with a par value of EUR 2.22 per share, issued by Eurobank at an exchange ratio of 58 NBG newly issued ordinary registered shares for 100 Eurobank shares. The Tender Offer was approved by the HCMC on January 10, 2013 and completed in February 2013. As of the date of completion of the Tender Offer on February 15, 2013, 84.35% of Eurobank's shareholders had tendered their shares pursuant to the Tender Offer. As a result 270.5 million new NBG ordinary shares were issued, as described above. The fair value of these shares issued as the consideration paid for the Eurobank shares acquired amounted to EUR 273.2 million and was based on the closing price of NBG's share on the ATHEX on February 15, 2013.

        On March 28, 2013, the Bank of Greece sent letters to the Bank and Eurobank, stating that each bank would have to proceed with the recapitalization which would have to be completed by the end of April 2013 and requesting them to proceed to the relevant necessary actions. On April 1, 2013, the Bank, jointly with Eurobank, sent to the Bank of Greece a letter requesting a formal extension for the recapitalization to June 20, 2013. In this letter, the Bank stated that an extension would allow the Bank adequate time to complete the merger with Eurobank and proceed with the recapitalization as a combined entity. This request was not approved by the Bank of Greece.

        On April 7, 2013, the Bank of Greece announced that the recapitalization process for the four major banks (NBG, Eurobank, Alpha Bank S.A. and Piraeus Bank S.A.) would proceed. On April 8, 2013, the Bank and Eurobank issued a press release stating that the two banks, in agreement with the

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 42:    POST BALANCE SHEET EVENTS (Continued)

institutional authorities, would be recapitalized fully and independently of one another. Accordingly, the merger process was suspended.

        On April 22, 2013, Eurobank's board of directors announced that it would propose at the general shareholders meeting on April 30, 2013, that all rights be issued without offering preemptive rights to the existing shareholders. On April 30, 2013, this proposal was approved at the general shareholders meeting. As a result, the recapitalization of Eurobank through the HFSF will lead to our shareholding in Eurobank (in which we currently hold 84.4% following the Tender Offer) being reduced to a shareholding of less than 5%, with the HFSF having full voting rights in the Eurobank shares acquired. As a result, the Bank expects that, if the merger is not approved, as at December 31, 2013, Eurobank will not be consolidated, and we will account for the shares held in Eurobank (assuming we still hold them at December 31, 2013) as an available for sale investment.
        The following table summarises the carrying amount of assets and liabilities of the Eurobank Group as of December 31, 2012, based on Eurobank's published, audited by statutory auditor, consolidated financial statements for the year ended December 31, 2012 prepared in accordance with IFRS.

2012
(EUR in millions)
ASSETS
Cash and balances with central banks	2,065
Due from banks	4,693
Financial assets at fair value through profit or loss and derivatives	2,598
Loans and advances to customers	43,171
Investment securities	9,469
Other assets	5,657
Total assets	67,653
LIABILITIES
Due to banks	31,819
Derivative financial instruments	2,677
Due to customers	30,752
Debt securities in issue & other borrowed funds	1,365
Other liabilities	1,695
Total liabilities	68,308

Source: Eurobank's published, audited by statutory auditor, consolidated financial statements for the year ended December 31, 2012, prepared in accordance with IFRS as adopted in the European Union.

Reverse split and share capital increase in the context of the recapitalisation

        The Bank's second Repeat General Shareholders Meeting on April 29, 2013 approved the concurrent (i) increase of the par value of each common registered voting share of the Bank from EUR 1.00 to EUR 10.00 and reduction of the total number of the existing common registered voting shares of the Bank from 1,226,601,200 to 122,660,120 new common registered voting shares, by merging the existing common registered voting shares of the Bank (reverse split) at a ratio of 10 existing

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 42:    POST BALANCE SHEET EVENTS (Continued)

common registered voting shares of the Bank to one (1) new common registered voting share of the Bank; and (ii) reduction of the par value of each common registered voting share of the Bank (as determined pursuant to the reverse split) from EUR 10.00 to EUR 0.30, with the purpose of creating a special reserve of equal amount, under article 4 paragraph 4a of Greek Company Law 2190/1920. Any fractions of shares resulting from the reverse split and the reduction of share capital as described above will be sold by the Bank as soon as possible in accordance with applicable securities legislation.

        The same General Shareholders Meeting approved in the context of the recapitalization process:

  a)
  the issuance, pursuant to Law 3864/2010 and Cabinet's Act 38/2012, of unsecured and subordinated perpetual bonds, contingent, convertible into common, dematerialized, registered, voting shares of the Bank, redeemable by the Bank, of a total amount up to EUR 1,900 million, payable through contribution in kind, to be disposed through private placement and by excluding the preemption rights of the shareholders of the Bank.

  b)
  a share capital increase of a total amount of EUR 9,756.0 million, including any amount above par, (the "Total SCI") through the issuance of new, common, registered voting shares, the number of which will be equal to the result of the fraction with numerator the Total SCI and denominator the subscription price of the newly issued shares (the "New Shares"). The nominal value of the New Shares will be EUR 0.30. The subscription price of the New Shares will be determined by the Bank's Board of Directors in accordance with applicable legislation. The Bank's Board of Directors is also authorized to determine the number of the New Shares on the basis of the Subscription Price.

        The Subscription Price may be higher than the market price of the Bank's share on the cut-off date.

        The SCI will be in part subscribed by paying cash and in part through contribution in kind. In particular:

  a)
  EUR 1,171 million of the Total SCI may be subscribed by paying cash, without abolishing the preemption rights of the shareholders of the Bank, apart from the Greek State as holder of the preference shares of the Bank issued under Greek Law 3723/2008, as currently applicable, (the "Cash SCI"); while

  b)
  EUR 9,756.0 million of the Total SCI, i.e. the total amount of the SCI, may be subscribed through contribution in kind and in particular, through contribution of EFSF bonds. This part of the SCI will be exclusively subscribed by the HFSF and preemption rights of the Bank's shareholders will be abolished (the "In Kind SCI").

        With respect to the subscription of the SCI:

        (a)   in the event that the subscription of the Cash SCI is less than EUR 1,171 million, the SCI will be subscribed as follows:

        (a.1.) in the event that the Cash SCI is subscribed at least up to EUR 800 million in cash, the Cash SCI will be considered as subscribed up to the actually paid amount and ten times the remaining amount of the Cash SCI and up to the amount of EUR 975.6 million will be paid by the HFSF contributing contingent convertible bonds that the Bank issued as above.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 42:    POST BALANCE SHEET EVENTS (Continued)

        (a.2.) in the event that the Cash SCI is subscribed in cash by an amount that is less than EUR 800 million, those who will have exercised their preemption rights and, potentially any over-subscription rights they had, will be entitled to have their application/declaration being considered as never having been submitted. In particular, the aforementioned persons will be entitled to declare, upon exercise of the relevant rights, whether they wish such application/declaration to remain valid even in case that the in Cash SCI is not subscribed at least up to EUR 800 million in cash or that in such case their application is rendered invalid.

        In any case, any amount out of the Cash SCI that remains unsubscribed, irrespective of the points (a.1.) and (a.2.) above, will be subscribed by the HFSF, in accordance with the terms of the SCI In Kind and the recapitalisation framework. The HFSF will subscribe the total amount of the SCI, even in the event that no amount of the Cash SCI is subscribed for.

        Preemptive rights will apply only to the Cash SCI. Those entitled to exercise preemptive rights will also have over-subscription right (concurrently exercised with the preemptive rights) for subscription of additional New Shares without any limitation (the "Over-Subscription Right)". The Over-Subscription Right will be exercised only in the event that person exercising it has fully exercised his/her preemption rights and will be satisfied only in case where there are unsubscribed New Shares after the exercise of the preemption rights.

        In the event that there are unsubscribed shares, even after the exercise of the aforementioned preemption rights and Over-Subscription Rights, the Board of Directors has the right to dispose such shares, pursuant to article 13 par. 8 of Greek Company Law 2190/1920, at its absolute discretion to any person in accordance with the provisions of Greek Company Law 2190/1920 and Cabinet Act 38/2012.

        With respect to the SCI In Kind and the relevant right to participate therein, the preemption rights of the common and preference shareholders of the Bank, provided for in article 5 par. 6 of the Bank's Articles of Association, have been abolished, as the relevant contribution in kind has been reserved by Greek Law 3864/2010 only for the HFSF.

        If the amount of EUR 800 million are paid in the Cash SCI, i.e. in the case where the minimum private sector investment is achieved in the share capital increase of the Bank performed under the recapitalization framework, taking also into account the contingent convertible bonds that can be issued by the Bank, according to the aforementioned decision of the Bank's second repeat general meeting, the investors who have participated in the aforementioned share capital increase are entitled to get for free, in accordance with article 7 par. 4 of Greek Law 3864/2010 and article 3 of Cabinet Act 38/2012 warrants issued by the HFSF at a ratio of one warrant for one share they subscribed for in the abovementioned share capital increase (the "warrants"). The warrants are freely transferrable and are delivered to their beneficiaries at the same time the New Shares are delivered. Each warrant attaches the right of its holder to buy from the HFSF at a price determined in accordance with article 3 of Cabinet Act 38/2012, a predefined number of ordinary shares of the Bank, held at that time by the HFSF and acquired by the HFSF having participated in the above mentioned share capital increase. The terms of the warrants are provided for by Cabinet Act 38/2012 and no bank can deviate from such provisions.

        If the 10% participation by the private sector is not attained and the HFSF fully covers the capital increase, the HFSF will become the controlling shareholder of NBG, holding approximately 95% of

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 42:    POST BALANCE SHEET EVENTS (Continued)

NBG's share capital and the shares held by HFSF will have full voting rights. The recapitalization of NBG is expected to be completed in June 2013.

Acquisition of KARELA S.A.

        On February 15, 2013 NBG PANGAEA Reic acquired 100% of KARELA S.A. which owns a building in Paiania in Attica. The consideration paid amounted to EUR 56.2 million in cash, as part of its investment policy.

        The following table summarises the fair value of assets and liabilities acquired of KARELA S.A. as of the date of acquisition which is the February 15, 2013.

2012
(EUR in millions)
ASSETS
Due from banks	3
Investment property	122
Other assets	1
Total assets	126
LIABILITIES
Due to banks	55
Derivative financial instruments	4
Other liabilities	10
Total liabilities	69

Source: Unaudited financial information.

Disposal of Astir Palace Vouliagmeni S.A.

        On January 16, 2013, NBG, in agreement with the Hellenic Republic Asset Development Fund S.A. ("HRADF"), launched an international open competitive process for the identification of an investor, within the framework of a proposed joint exploitation of assets of the NBG Group and the HRADF at the "Mikro Kavouri" peninsula of Vouliagmeni (the "Process"). The said assets include a plot of land owned by Astir Palace Vouliagmenis S.A. and an adjacent plot of land of the National Tourism Organisation ("NTO") that is to be exploited through the HRADF, in accordance with applicable legislation.

        Upon eventual completion of the Process, it is expected that Astir Palace Vouliagmeni S.A. will cease to be a subsidiary undertaking of NBG. On March 29, 2013, the deadline for submissions of Expressions of Interest for the process of Astir Palace Vouliagmeni S.A. expired. NBG and HRADF announced that there had been significant level of interest received from a diverse set of domestic and international investors. Those investors who are eligible to participate in Phase 2 of the process will be notified promptly by NBG and HRADF.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 42:    POST BALANCE SHEET EVENTS (Continued)

Recent developments in Cyprus

        In the early hours of Monday morning March 25, 2013, the Eurogroup reached an agreement with the Cyprus government on the key elements necessary for a future macroeconomic adjustment programme. This agreement is supported by all European Union Member States as well as the Troika.

        The programme addresses the exceptional challenges that Cyprus is facing and restores the viability of the financial sector, with the view of restoring sustainable growth and sound public finances over the coming years. Specifically the programme provides for financial assistance to Cyprus of up to EUR 10 billion in order to safeguard financial stability in Cyprus and the Euro area as a whole.

        The agreement reached provides for

  (a)
  the restructuring of Cyprus Popular Bank ("CPB") with the creation of a Good Bank and a Bad Bank. All unsecured deposits with CPB over EUR 100,000 will be transferred to the Bad Bank; and

  (b)
  the recapitalisation of Bank of Cyprus through capitalisation of an undetermined percentage of the unsecured deposits (over EUR 100,000).

        The remaining banks operating in Cyprus, both local and international, have not been directly affected by the measures.

        It should be noted that the agreement currently excludes from the haircut interbank deposits and 72.5% of deposits held by insurance companies. As at December 31, 2012, deposits of the non-banking Group entities in CPB and Bank of Cyprus were immaterial.

        The Group's management closely monitors the developments regarding the provision of financial support by the Troika to the Republic of Cyprus and the recapitalisation of the Cyprus banks. The ongoing efforts to obtain the necessary financial support are carefully considered and analysed in order to assess the potential impact on the Group's operations in Cyprus and on the Group as a whole. The tables below present summarised financial information regarding the Group's operations in Cyprus for the 12 month period ended and as at December 31, 2012.

2012
(EUR in millions)
12-month period ended December 31, 2012
Net Interest Income before provisions for loan losses	37
Provisions for loan losses	(12)
Net Interest Income after provisions for loan losses	25
Non Interest Income/ expense	(28)
Income / (loss) before income tax	(3)
December 31, 2012
Shareholder's Equity	101
Net Loans	901
Investment Securities	148
Deposits	890